Form 20-F
period 2002-12-31
CREDICORP LTD
filed 2003-06-27
CIK 1001290

As filed with the Securities and Exchange Commission on June 27, 2003.

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_____ to _____

Commission file number: 1-14014

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of incorporation or organization)

Calle Centenario 156
La Molina
Lima 12, Perú
(Address of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, with no par value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, par value $5.00 per share...................................................................94,382,317

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes No

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 Item 18

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL INFORMATION	2
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS	3

PART I

SIGNATURES	125
CERTIFICATIONS PURSUANT TO SECTION 302 OF THE U S SARBANES-OXLEY ACT OF 2002	126
CREDICORP CONSOLIDATED FINANCIAL STATEMENTS	128

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise specified or the context otherwise requires, references in this Form 20-F (the “Annual Report”) to “$,”“US$,” “Dollars” and “U.S. Dollars” are to United States dollars and references to “S/.,” “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles. Each Nuevo Sol is divided into 100 céntimos (cents).

Credicorp Ltd., a Bermuda limited liability company (together with its consolidated subsidiaries, “Credicorp”), maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with International Accounting Standards (“IAS”). IAS vary in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”). For a discussion of significant differences between IAS and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity to U.S. GAAP for Credicorp, see Note 22 to Credicorp’s consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 (the “Credicorp Consolidated Financial Statements”) included elsewhere herein.

Credicorp operates primarily through its four principal subsidiaries, Banco de Crédito del Perú (together with its consolidated subsidiaries, “BCP”), Atlantic Security Holding Corporation (together with its consolidated subsidiaries, “ASHC”), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (together with its consolidated subsidiaries, “PPS”), and Banco Tequendama. BCP’s activities include commercial banking, investment banking activities, and retail banking. As of and for the year ended December 31, 2002, BCP accounted for 86.6% of Credicorp’s total revenues, 82.7% of total assets, 141.2% of net income and 62.8% of shareholders’ equity. Unless otherwise specified, the individual financial information for BCP, ASHC and PPS included herein has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information–(A) Selected Financial Data” and “Item 4. Information on the Company– (A) History and Development of the Company.”

In addition to the Nuevo Sol amounts translated into U.S. Dollars for the purpose of preparing the Credicorp Consolidated Financial Statements (see Note 3 to the Credicorp Consolidated Financial Statements and “Item 3. Key Information–(A) Selected Financial Data”), this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars at specified rates solely for the convenience of the reader. None of these translations should be construed as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated (see Note 3 to the Credicorp Consolidated Financial Statements and “Item 3. Key Information–(A) Selected Financial Data”), such U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.514 = US$1.00, the December 31, 2002 exchange rate set by the Peruvian Superintendencia de Banca y Seguros (the Superintendency of Banks and Insurance, or “SBS”). The average of the bid and offered free market exchange rates published by SBS for June 9, 2003 was S/.3.483 per US$1.00. The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then prevailing exchange rate may result in presentation of U.S. Dollar amounts that differ from the U.S. Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. The translation procedure may also differ from the amounts included in the Credicorp Consolidated Financial Statements (see Note 2(b) to the Credicorp Consolidated Financial Statements). See “Item 3. Key Information–(A) Selected Financial Data–Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol (or predecessor currencies) and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	general economic conditions, including in particular economic conditions in Perú;

•	performance of financial markets, including emerging markets;

•	the frequency and severity of insured loss events;

•	interest rate levels;

•	currency exchange rates, including the Nuevo Sol/U.S. Dollar exchange rate;

•	increasing levels of competition in Perú and other emerging markets;

•	changes in laws and regulations;

•	changes in the policies of central banks and/or foreign governments; and

•	general competitive factors, in each case on a global, regional and/or national basis.

See “Item 3. Key Information–(D) Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.”

Credicorp is not under any obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

(A)	Selected Financial Data

The following table presents summary consolidated financial information for Credicorp at the dates and for the periods indicated. This selected financial data is presented in U.S. Dollars. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Credicorp Consolidated Financial Statements, also presented in U.S. Dollars. The summary consolidated financial data as of, and for the years ended, December 31, 1998, 1999, 2000, 2001 and 2002 are derived from the Credicorp Consolidated Financial Statements audited by Dongo-Soria Gaveglio y Asociados, a member firm of PricewaterhouseCoopers, independent accountants. The report of Dongo-Soria Gaveglio y Asociados on the Credicorp Consolidated Financial Statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, appears elsewhere in this Annual Report. The summary consolidated financial information presented below and the Credicorp Consolidated Financial Statements are prepared and presented in accordance with IAS, which differ in certain significant respects from U.S. GAAP. See Note 22 to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IAS and U.S. GAAP, as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity.

SELECTED FINANCIAL DATA

	Year ended December 31,
	1998	1999	2000	2001	2002
	(U.S Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IAS:
Interest income	US$865,765	US$828,511	US$763,535	US$694,772	US$531,874
Interest expense	(469,244)	(462,739)	(389,748)	(318,542)	(178,070)
Net interest income	396,521	365,772	373,787	376,230	353,804
Provision for loan losses (1)	(165,694)	(181,220)	(170,102)	(119,422)	(99,596)
Net interest income after provision for loan losses	230,827	184,552	203,685	256,808	254,208
Fees and commissions from banking services	154,929	146,084	144,001	155,030	177,305
Net gains (loss) from sales of securities	8,397	56,110	8,954	31,737	(1,097)
Net gains on foreign exchange transactions	28,889	27,956	23,625	17,549	22,582
Net premiums earned	119,195	113,108	113,395	112,204	125,218
Other income	15,429	18,585	28,003	12,530	11,651
Claims on insurance activities	(88,116)	(89,366)	(92,261)	(97,017)	(97,901)
Operating expenses	(424,885)	(407,011)	(391,529)	(390,779)	(404,186)
Income before result from exposure to inflation and Translation result, income tax, and minority interest	44,665	50,018	37,873	98,062	87,780
Result of exposure to inflation and translation result	25,232	7,129	(8,500)	(2,575)	(2,482)
Income tax	(19,278)	(8,751)	(6,124)	(25,135)	(32,628)
Minority interest	(8,523)	(4,894)	(5,553)	(15,839)	(10,287)
Net income	42,096	43,502	17,696	54,513	42,383
Net income per Common Share (2)	0.52	0.54	0.22	0.69	0.53
Diluted net income per Common Share (3)	0.44	0.45	0.18	0.56	0.44
Dividends paid per Common Share	0.45	0.20	0.10	0.10	0.40
U.S. GAAP:
Net income:	35,323	45,943	15,836	55,851	45,416
Net income per Common Share (2)	0.44	0.57	0.20	0.70	0.57
BALANCE SHEET DATA:
IAS:
Total assets	7,952,475	7,613,547	7,623,470	7,581,841	8,616,773
Total loans (4)	5,104,450	4,737,689	4,454,085	4,064,479	4,817,663
Reserves for loan losses (1)	(270,082)	(307,343)	(341,487)	(344,433)	(424,031)
Total deposits	5,385,364	5,426,690	5,506,439	5,543,358	6,381,200
Shareholders’ equity	752,387	779,701	782,730	796,773	823,800
U.S. GAAP:
Shareholders’ equity	728,967	777,414	785,853	796,773	826,833
SELECTED RATIOS:
IAS:
Net interest margin (5)	5.68%	5.24%	5.45%	5.28%	5.07%
Return on average total assets (6)	0.53	0.56	0.23	0.72	0.52
Return on average shareholders’ equity (7)	5.63	5.68	2.27	6.90	5.23
Operating expenses as a percentage of net interest and non-interest income (8)	59.08	56.19	56.60	55.41	58.62
Operating expenses as a percentage of average assets	5.47	5.28	5.14	5.14	4.99
Shareholders’ equity as a percentage of period end total Assets	9.46	10.24	10.27	10.51	9.56
Regulatory capital as a percentage of risk-weighted assets(9)	10.87	11.35	11.84	11.77	11.52
Total past due loan amounts as a percentage of total loans(10)	6.00	7.59	8.44	8.63	8.43
Reserves for loan losses as a percentage of total loans	5.29	6.49	7.67	8.47	8.80
Reserves for loan losses as a percentage of total loans and other contingent credits(11)	4.37	5.48	6.40	6.62	6.57
Reserves for loan losses as a percentage of total past due loans(12)	88.21	85.42	90.80	98.18	104.41
Reserves for loan losses as a percentage of substandard loans(13)	56.60	47.64	43.15	45.38	51.81
_____________________
(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and other credits.
(2)

As of December 31, 2002, Credicorp had issued 94.4 million common shares (the “Common Shares”), of which 14.6 million are shares held by BCP, ASHC and PPS. Per Common Share data presented assumes net outstanding shares (Common Shares net of shares held by BCP, ASHC and PPS) of 81.0 million in 1998 and 1999, 80.1 million in 2000, 79.5 million in 2001, and 79.7 million in 2002. See Note 17 to the Credicorp Consolidated Financial Statements.

(3)

Diluted per Common Share data presented assumes 96.5 million Common Shares outstanding on all periods (see the preceding footnote (2)), which includes 2.2 million Common Shares corresponding to the stock option plan. See Note 14 to the Credicorp Consolidated Financial Statements.

(4)

Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, Credicorp had contingent loans of US$1,072.9 million, US$873.7 million, US$761.6 million, US$940.9 million and US$1,232.2 million, at December 31, 1998, 1999, 2000, 2001 and 2002, respectively. See Note 18 to the Credicorp Consolidated Financial Statements.

(5)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a quarterly basis.
(6)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(7)	Net income as a percentage of average shareholders’ equity, computed as the average of period-beginning and period-ending balances.
(8)	Total operating expenses as a percentage of the sum of net interest income and noninterest income.
(9)

Regulatory capital calculated in accordance with SBS requirements. Atlantic Security Bank’s risk-weighted assets are calculated using risk-based guidelines adopted by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (the “Basel Accord”) as adopted in the Cayman Islands. See “Item 5. Operating and Financial Review and Prospects–(B) Liquidity and Capital Resources–Regulatory Capital and Capital Adequacy Ratios.”

(10)

BCP considers loans past due after no more than 15 days, except for installment loans, which include mortgage loans but excludes consumer loans, which are considered past due after 90 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. See “Item 4. Information on the Company–(B) Business Overview–12. Selected Statistical Information–(iii) Loan Portfolio–Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”

(11)	Other contingent credits primarily consist of guarantees and letters of credit. See Note 18 to the Credicorp Consolidated Financial Statements.
(12)

Reserves for loan losses as a percentage of all past due loans, with no reduction for collateral securing such loans. Reserve for loan losses includes reserves with respect to total loans and other credits, and do not include generic reserves which are part of the special reserve equity account amounting to US$14.2 million at December 31, 2000, and US$7.5 million at December 31, 2001 and 2002. See footnote (1) above and Note 6(f) to the Credicorp Consolidated Financial Statements.

(13)	Reserves for loan losses, as a percentage of loans classified in categories C, D or E.

Exchange Rates

The following table sets forth the high and low month-end rates and the average and the end-of-period rates for the sale of Nuevos Soles for Dollars for the periods indicated.

Year ended December 31,	High(1)	Low(1)	Average(2)	Period-end (3)
	(Nominal Nuevos Soles per U.S. Dollar)
1998	3.160	2.770	2.945	3.159
1999	3.510	3.330	3.403	3.510
2000	3.531	3.453	3.495	3.527
2001	3.623	3.435	3.508	3.446
2002	3.644	3.435	3.460	3.520
2003 (through June 9)	3.496	3.463	3.481	3.484
_____________________
Source: SBS
(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End of period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for Dollars for the indicated months.

	High(1)	Low(1)
(Nominal Nuevos Soles per U.S. Dollar)
2002
December	3.545	3.495
2003
January	3.520	3.480
February	3.489	3.473
March	3.490	3.473
April	3.475	3.457
May	3.495	3.465
June (through June 9)	3.494	3.483
_____________________
Source: Economatica
(1)	Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for June 9, 2003 was S/.3.483 per US$1.00.

(B) Capitalization and Indebtedness

Not applicable.

(C) Reasons for the Offer and Use of Proceeds

Not applicable.

(D) Risk Factors

Credicorp’s businesses are affected by a number of external and other factors in the markets in which they operate. Different risk factors can impact Credicorp’s businesses and their ability to operate their respective businesses and business strategies effectively. The following risk factors should be considered carefully and read in conjunction with all of the information in this Annual Report.

Peruvian Country Risk

Substantially all of BCP’s and PPS’s operations and customers are located in Perú. In addition, although ASHC is based outside of Perú, substantially all of its customers are located in Perú. Accordingly, the results of operations and the financial condition of Credicorp will be dependent on the level of economic activity in Perú. Credicorp’s results of operations and financial condition could also be affected by changes in economic or other policies of the Peruvian government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in Perú, including government-induced effects on inflation, devaluation and economic growth.

During the past several decades, Perú has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently played an interventionist role in the nation’s economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates, local and foreign investment and international trade; restricted the ability of companies to dismiss employees; expropriated private sector assets; and prohibited the remittance of profits to foreign investors.

In July 1990, Alberto Fujimori was elected president, and his administration implemented a broad-based reform of Perú’s political system and economic and social conditions aimed at and with a focus on stabilizing the economy, restructuring the national government (by reducing bureaucracy), privatizing state-owned companies, promoting private investment, developing and strengthening free markets, institutionalizing democratic representation and enacting programs for the strengthening of basic services related to education, health and infrastructure. After taking office for his third term in July 2000, under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals, and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil. Since his election, President Toledo has retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating exemptions to tributary obligations, reducing underemployment and unemployment and privatizing state-owned companies in various sectors. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Despite Perú’s achieving moderate economic growth, the Toledo administration has at times faced public unrest spurred by the high rates of unemployment, underemployment and poverty. In July 2002, in an effort to maintain his political alliances and quell public unrest, President Toledo restructured his cabinet. On June 23, 2003, President Toledo again announced plans to restructure his cabinet amid further unrest. See “Item 4. Information on the Company–(B) Business Overview –9. Peruvian Government and Economy–(i) Peruvian Government.”

Given that the Toledo administration continues to face a fragmented congress and ongoing public unrest, there can be no assurance that the government will continue its current economic policies or that Peru’s recent economic growth can be sustained.

Exchange Controls and Devaluation of the Nuevo Sol

Even though Credicorp’s financial statements are presented in U.S. Dollars, and its dividends are paid in U.S. Dollars, BCP and PPS will continue to prepare, for local statutory purposes, their financial statements and pay dividends in Nuevos Soles. While the Peruvian government currently imposes no restrictions on a company’s ability to transfer U.S. Dollars from Perú to other countries, to convert Peruvian currency into Dollars or to remit dividends abroad, Perú has had restrictive exchange controls in the past and there can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See “Item 10. Additional Information–(D) Exchange Controls.” In addition, a devaluation would decrease the Dollar value of any dividends BCP and PPS pay to Credicorp, which would have a negative impact on Credicorp’s ability to pay dividends to shareholders.

Although the current level of Perú’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Perú will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations, or that Perú will not impose exchange controls should its foreign reserves decline. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to a devaluation. While Credicorp seeks to manage the gap between its foreign currency-denominated assets and liabilities, for instance by matching the volumes and maturities of its Dollar-denominated loans against its Dollar-denominated deposits, a sudden and significant devaluation could have a material adverse effect on Credicorp’s financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk–Exchange Rate Sensitivity.” Also, BCP’s borrowers and PPS’s insureds typically generate Nuevo Sol revenues from their own clients. Devaluation of the Nuevo Sol against the Dollar could have a negative impact on the ability of BCP’s and PPS’s clients to repay loans or make premium payments. Despite any devaluation, and absent any change in foreign exchange regulations, BCP and PPS would be expected to continue to repay Dollar-denominated deposits and Dollar-denominated insurance benefits in Dollars. Therefore, any significant devaluation of the Nuevo Sol against the Dollar could have a material adverse effect on Credicorp’s results of operations and financial condition.

Corporate Disclosure and Accounting Standards

Credicorp prepares its financial statements in accordance with IAS, which differ in certain significant respects from U.S. GAAP. Accordingly, the presentation of financial statements and reported earnings of Credicorp may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP. See Note 22 to the Credicorp Consolidated Financial Statements for a description of the significant differences between IAS and U.S. GAAP, as such differences relate to Credicorp, together with a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders' equity for the periods included therein.

Enforceability of Civil Liabilities

A significant majority of Credicorp's directors and officers reside outside the United States (principally in Perú). All or a substantial portion of the assets of Credicorp or of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon Credicorp or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Credicorp has been advised by its Peruvian counsel that there is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Peruvian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

Status of Credicorp as a Holding Company

As a holding company, Credicorp's ability to make dividend payments, if any, and to pay corporate expenses will be dependent primarily upon the receipt of dividends and other distributions from its operating subsidiaries. Credicorp's principal subsidiaries are BCP, PPS, ASHC and Banco Tequendama. There are various regulatory restrictions on the ability of Credicorp's subsidiaries to pay dividends or make other payments to Credicorp. To the extent Credicorp’s subsidiaries do not have funds available or are otherwise restricted from paying dividends to Credicorp, Credicorp’s ability to pay dividends to its shareholders will be adversely affected. Currently, there are no restrictions on the ability of BCP, ASHC, PPS or Banco Tequendama to remit dividends abroad. In addition, the right of Credicorp to participate in any distribution of assets of any subsidiary, including BCP, PPS, ASHC and Banco Tequendama, upon any such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of Credicorp securities to benefit indirectly from such distribution), will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims of Credicorp as a creditor of such subsidiary may be recognized as such. Accordingly, Credicorp’s securities will effectively be subordinated to all existing and future liabilities of Credicorp's subsidiaries, and holders of Credicorp’s securities should look only to the assets of Credicorp for payments.

Loan Portfolio Quality and Composition

Given that approximately 80% of Credicorp’s revenues are related to banking activities, a deterioration of loan quality may have an adverse impact on the financial condition and results of operations of Credicorp. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies, Credicorp’s pursuit of opportunities in which it can charge higher interest rates, thereby increasing revenues, may reduce diversification of the loan portfolio and expose Credicorp to greater credit risk. Credicorp believes that significant opportunities exist in middle market and consumer lending in Perú and that Credicorp can, on average, charge higher interest rates on such loans as compared with interest charged on loans in its core corporate banking business, made primarily to clients that operate in industrial and commercial economic sectors. Accordingly, Credicorp’s strategy includes a greater emphasis on middle market and consumer loans, as well as continued growth of its loan portfolio in general. An increase in the portfolio’s exposure to these areas could be accompanied by greater credit risk, not only due to the speed and magnitude of the increase, but also to the shift to lending to the middle market and consumer sectors, where Credicorp lacks the experience that it has in its more traditional lending activities, particularly corporate lending. Given the changing composition of its loan portfolio, historical loss experience may not be indicative of future loan loss experience.

Bank Regulatory Matters

Credicorp is subject to extensive supervision and regulation in Perú through the SBS’s consolidated supervision regulations. BCP’s operations are supervised and regulated by the SBS and the Banco Central de Reserva (“Central Bank”). Perú’s Constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions. The SBS and the Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Such changes in the supervision and regulation of BCP, if made in the future, may adversely affect the results of operations and financial condition of Credicorp. See “Item 4. Information on the Company–(B) Business Overview–11. Supervision and Regulation–(ii) BCP.”

Insurance Business and Regulation

Credicorp’s insurance business, carried out by its subsidiary PPS, is subject to regulation by the SBS. Insurance regulation in Perú is an area of constant change. New legislation or regulations may adversely affect PPS's ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. PPS is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future, the timing of any such adoption and what effects any new laws or regulations would have on its operations, profitability and financial condition.

Credicorp's operating performance and financial condition depend on PPS's ability to underwrite and set premium rates accurately for a full spectrum of risks. PPS must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses so it may earn a profit. In order to price premium rates accurately, PPS must collect and analyze a substantial volume of data; develop, test and apply appropriate rating formulae; closely monitor changes in trends in a timely fashion; and project both severity and frequency with reasonable accuracy. If PPS fails to assess accurately the risks that it assumes or does not accurately estimate its retention, it may fail to establish adequate premium rates, which could reduce income and have a material adverse effect on its operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing property and casualty loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what PPS ultimately expects to pay out on claims and the cost of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others, changes in medical costs, repair costs and regulation. Any negative effect on PPS could have a material adverse effect on Credicorp’s results of operations and financial condition.

Increased Competition

Despite a recent decrease in interest from major international banks in the Latin American region, BCP has experienced increased competition, including increased pressure on margins, primarily as a result of the presence of highly liquid commercial banks in the market; local and foreign investment banks with substantial capital, technology and marketing resources; and, recently, from local pension funds that lend to BCP’s corporate customers through participation in such customers’ securities issues. Larger Peruvian companies have gained access to new sources of capital, through local and international capital markets, and BCP’s existing and new competitors have increasingly made inroads into the higher-margin middle market and retail banking sectors. Such increased competition, with entrants who may have greater access to capital at lower costs, have affected BCP’s loan growth as well as reduced the average interest rates that BCP can charge its customers. Competitors may also appropriate greater resources and be more successful in the development of technologically advanced products and services that may compete directly with BCP’s products and services, adversely affecting the acceptance of BCP’s products and/or leading to adverse changes in spending and saving habits of BCP’s customer base. If these entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP, BCP's products and services may be unable to compete successfully. Even if BCP's products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP because of their greater financial resources, higher sales and marketing capacity, and other factors. BCP may not be able to maintain its market share if it is not able to match its competitors’ loan pricing or keep pace with their development of new products and services. Any negative impact on BCP could have a material adverse effect on Credicorp’s results of operations and financial condition.

Fluctuation and Volatility of Capital Markets and Interest Rates

Credicorp may suffer losses related to the investments by BCP, PPS and other subsidiaries in fixed income and equity securities, and to their respective positions in currency markets, because of changes in market prices, defaults, fluctuations in market interest rates, exchange rates or other reasons. A downturn in the capital markets may lead Credicorp to register net losses due to the decline in the value of these positions, in addition to negative net revenues from trading positions caused by volatility in prices in the financial markets, even in the absence of a general downturn.

Fluctuations in market interest rates, or changes in the relative structure between short-term interest rates and long-term interest rates, could cause a decrease in interest rates charged on interest-earning assets, relative to interest rates paid on interest-bearing liabilities. Such an occurrence could adversely affect Credicorp’s financial condition by causing a decrease in net interest income.

ITEM 4. INFORMATION ON THE COMPANY

(A) History and Development of the Company

Credicorp is a limited liability company incorporated in Bermuda in 1995 to act as a holding company, coordinate the policy and administration of its subsidiaries and engage in investing activities. Credicorp’s principal activity is to coordinate and manage the business plans of its subsidiaries in an effort to implement universal banking services and develop its insurance business, focusing in Perú and Bolivia while limiting investments in other countries of the region. It conducts its financial services business exclusively through its subsidiaries. Credicorp’s address is Calle Centenario 156, La Molina, Lima 12, Perú, and its phone number is 51-1-313-2000.

Credicorp is the largest financial services holding company in Perú and is closely identified with its principal subsidiary, BCP, the country’s largest bank and the leading supplier of integrated financial services in Perú. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, and trust, custody and securitization services and proprietary trading and investment). As of December 31, 2002, Credicorp’s total assets were US$8.6 billion and shareholders’ equity was US$823.8 million. Its net income in 2001 and 2002 was US$54.5 million and US$42.4 million, respectively. See “Item 3. Key Information–(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.” The following table presents certain financial information for Credicorp by principal business segment as of and for the year ended December 31, 2002 (see Note 19 to the Credicorp Consolidated Financial Statements):

	As of and for the Year ended December 31, 2002
	Total	Operating	Total
	Revenues	Income	Assets
	(U.S. Dollars in millions)
Commercial Banking	US$ 697	US$ 343	US$7,658
Insurance	145	27	408
Investment Banking	26	11	551
Credicorp	US$ 868	US$ 381	US$8,617

Credicorp conducts its commercial banking and investment banking activities primarily through BCP, the largest (in terms of total assets loans, deposits, shareholders’ equity and net income) full service Peruvian commercial bank (“Peruvian commercial bank,”“Peruvian insurance company” and similar terms when used in this Annual Report do not include the assets, results or operations of any foreign parent company of such Peruvian entity or the foreign subsidiaries thereof), and ASHC, a diversified financial services company. Credicorp’s insurance activities are conducted through PPS, the largest Peruvian insurance company in terms of premiums written and net income.

Credicorp was formed in 1995 for the purpose of acquiring, through an exchange offer (the “Exchange Offer”), the common shares of BCP, ASHC and PPS. Pursuant to the Exchange Offer, in October 1995, Credicorp acquired 90.1% of BCP; 98.2% of ASHC; and 75.8% of PPS. Credicorp acquired the remaining 1.8% outstanding shares of ASHC in March 1996, pursuant to a further exchange offer.

In December 1995, Credicorp purchased 99.99% of Inversiones Crédito, a non-financial entity with assets of US$50.0 million, with principal investments currently in shares of Peruvian electric utilities.

In January 1997, Credicorp purchased 99.99% of a Colombian banking concern, Banco Tequendama, which has US$270.7 million in assets. Banco Tequendama operated branches in Venezuela until December 2002 when such branches were sold. This sale is reflected in Credicorp’s financial statements for the year ended December 31, 2002, although regulatory requirements were not satisfied until February 2003.

In December 1997, Credicorp purchased 97.0% of Banco Capital, a Salvadoran bank, and 100% of Casa de Bolsa Capital, a Salvadoran brokerage firm, for US$5.9 million and US$800,000, respectively. Credicorp later increased its stake in Banco Capital to 99.5%, which was subsequently entirely sold to another Salvadoran bank in November 2001 for US$32.3 million, resulting in a US$6.3 million profit. Casa de Bolsa Capital was subsequently liquidated during 2002.

In August 1997, Credicorp acquired 39.5% of Banco de Crédito de Bolivia (“BCB”) from BCP for US$9.2 million. In July 1998, Credicorp acquired 97% of Banco de La Paz, a Bolivian bank with US$52.1 million in assets, which was subsequently merged with BCB in January 1999, at which time Credicorp also increased its beneficial ownership of BCB to 55.79%, with BCP owning, directly or indirectly, 44.21%. In November 2001, BCP bought back a 53.1% stake from Credicorp for US$30.0 million.

On December, 2002, BCP acquired, for US$50.0 million, Banco Santander Central Hispano-Perú (“BSCH-Perú”), which is included in BCP’s consolidated financial statements since such date. At December 31, 2002, BSCH-Perú had total assets of US$975.2 million, total loans of US$719.4 million and deposits of US$659.0 million. BSCH-Perú was merged into BCP on February 28, 2003.

The following tables show the organization of Credicorp and its principal subsidiaries as of December 31, 2002 and their relative percentage contribution to Credicorp’s total assets, total revenues, net income and shareholders’ equity at the same date (see “–(C) Organizational Structure”):

	As of and for the year ended December 31, 2002(1)
	Total Assets	Total Revenue	Net Income (Loss)	Shareholders’ Equity
Banco de Crédito del Perú	82.7%	86.6%	141.2%	62.8%
Atlantic Security Holding Corporation	7.6%	2.0%	3.7%	16.4%
El Pacífico-Peruano Suiza Compañía de	5.6%	7.4%	16.6%	13.7%
Seguros y Reaseguros
Banco Tequendama	3.1%	3.7%	-10.3%	4.4%
Others	1.0%	0.3%	-51.2%	2.7%
_____________________
(1)	Percentages determined based on the Credicorp Consolidated Financial Statements.
(2)	Includes the equity interest held by PPS.

The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2002:

	As of and for the year ended December 31, 2002(3)
	Total Assets	Total Revenue	Net Income (Loss)	Shareholders’ Equity
Banco de Crédito del Perú (4)	87.7%	82.6%	88.7%	73.0%
Banco de Crédito de Bolivia	6.5%	8.2%	0.3%	10.0%
Crédito Leasing	2.8%	1.7%	4.3%	5.0%
Solución Financiera	1.3%	5.9%	6.2%	4.4%
Credibolsa	0.1%	0.6%	2.0%	0.8%
Others(5)	1.6%	1.0%	-1.5%	6.8%
_____________________
(1)	Credicorp holds an additional 2.73% stake.
(2)	100%-owned after a 45% remaining stake was acquired in March 2003.
(3)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2002.
(4)	Includes BSCH-Perú, which was merged into BCP on February 28, 2003.
(5)	Includes Banco de Crédito Overseas Limited, Credifondo S.A. – Sociedad Administradora de Fondos Mutuos de Inversión en Valores, Creditítulos S.A., and others.

In March 2002, Credicorp made a tender offer for outstanding BCP shares for S/.1.80 per share, approximately equal to the book value of such shares, disbursing directly and through its subsidiary PPS an amount of approximately US$35.3 million. As a result of the tender offer, Credicorp’s equity stake in BCP increased from 90.6% to 97.0%.

In March 2003, BCP, adding to its 55% stake, acquired for US$17.0 million the remaining 45% of the equity shares of Solución Financiera de Crédito del Perú S.A. (“Solución”) from Banco de Crédito e Inversiones de Chile (“BCI”) and other foreign shareholders. Solución, which resumes its position as a BCP wholly-owned subsidiary, had as of March 31, 2003 a loan portfolio of US$82.8 million, with a 2% past-due ratio, and had net income of US$1.9 million in the first quarter of 2003. Solución’s net income for the full year 2002 was US$7.3 million.

(B) Business Overview

1. Introduction – Review of 2002

The performance of Credicorp in 2002 was positive, principally because of the results of its financial and insurance operations in Perú, which outweighed the adverse climate affecting its subsidiaries abroad. Even though profitability did not reach desired levels, gains were made in the areas of quality of assets, coverage of bad loans, customer service standards and consolidation of businesses in Perú. Additionally, in 2002, Credicorp made allowances for expenses in non-recurring projects, the benefits of which will be realized in subsequent years.

Loan quality improved steadily during 2002, due in part to the continued application of credit risk analysis procedures that were completely revised in 1999. Maintaining these procedures is a key component of Credicorp’s conservative risk management strategy. Improvement in loan quality and a decrease in past due loans made it possible to reduce further the loan loss provision expense in 2002. Credicorp’s ratio of past due loans to total loans fell slightly to 8.4% from 8.6% for the previous year. The limited nature of this reduction was partly due to higher credit risk in Bolivia and Colombia, which had an adverse affect on Credicorp’s subsidiaries in those countries. However, the ratio of coverage of overdue loans by loan loss provisions has improved significantly, increasing from 88% in 1998 to 98.2% in 2001 and to 104.4% in 2002.

Credicorp continued its focus on excellence in customer service and continued development in the area of human resources in 2002. In order to improve quality of products and services as well as to assess quality and make such assessments available to the highest levels of management, Credicorp adopted the Malcolm Baldrige model for quality control. The Malcolm Baldrige quality management system consists of seven areas for assessing quality: leadership, strategic planning, customer and market focus, information and analysis, human resource focus, process management, and business results.

Credicorp also made significant progress during 2002 in efficiency and service quality indicators for its various distribution channels. Approximately 1.5 million clients in Perú carried out 14.5 million transactions per month, 57% of which were performed through electronic distribution channels, which included 34% in automatic teller and transaction statements machines (“ATMs”), 10% through the “call center,” 7% on the Internet and 5% through remote banking. To increase efficiency through the continued use of these electronic distribution channels, Credicorp has developed a policy of encouraging their use by applying more attractive rates to electronic transactions than those charged at branch offices.

The consolidation of Credicorp’s businesses in Perú is highlighted by BCP’s continued growth in market share of deposits and loans in Perú’s banking system, which grew to 38.7% and 36.3%, respectively, as of year-end 2002. These figures include the shares of both loans and deposits contributed by BSCH-Perú. This acquisition was the most important event in 2002 with regard to business consolidation. Credicorp expects that the acquisition will strengthen the leadership of BCP in the Peruvian financial sector and will increase profitability.

Another important development for Credicorp was the introduction of a new corporate identity for BCP. The change was approved after more than 30 years of the “Por Más” brand at BCP. The new brand, “Vía BCP”, and new visual identity retain traditional features while incorporating other more modern ones that represent BCP’s aspirations for the future. BCP’s customers have accepted the new corporate identity enthusiastically. The change in corporate identity capitalized on a series of advances achieved by BCP in terms of quality of service, the simplification of products, processes and prices, and BCP’s ever closer relationship with its customers and the community. This change is not merely a formal one, and reflects Credicorp’s commitment to making BCP even more accessible, efficient and dedicated to its customers. In addition to the new corporate identity, significant investments have been budgeted in infrastructure, technology and especially in personnel training.

2. Strategy

Credicorp’s business goals for 2003 include achieving higher growth, increasing efficiency and improving profitability. Credicorp has identified target market segments with low banking penetration and has increased the sale of transactional products, which contribute to improvement in business productivity. Credicorp places the greatest emphasis on expanding operations with small businesses and consumer banking, where margins are higher and potential for generating income greater.

In past years, Credicorp did not pursue aggressively its overall strategy of expanding new retail lines to offset tightening financial margins in traditional wholesale lines because of the high credit risk and market risk environment. Instead, Credicorp chose to focus on lower risk business opportunities, expanding its corporate loan portfolio and developing methods for generating fee-based income. Going forward, however, management continues to believe that certain competitive advantages exist in serving the retail segment and that the current strategy of expanding services into under-banked segments will eventually lead to increased loan volumes in the retail market segment.

Strategies that will extend beyond 2003 will focus on the following goals: strengthening the balance sheet; reducing net income volatility; improving efficiency through reductions in operating costs and more aggressive use of electronic channels; reducing the rate of claims in the insurance business; limiting international expansion; and continuing to expand business areas involving small companies and individuals and other areas that are currently under-banked.

With regard to strengthening the balance sheet and reducing income volatility, aggressive risk management of the investment portfolio is necessary. To this end, since 2002, ASHC has been altering the composition of its portfolio, increasing the weight of low-risk instruments. Although this new strategy means that return on investments will be lower, this should be offset by the increase in fees from management of third-party funds. These funds have been growing at a high rate and should be a priority for ASHC’s management. At the same time, ASHC is working to effect changes in the composition of its assets and liabilities in order to reduce liquidity and interest rate risks. As for credit risk, it will continue to pursue prudent policies in the granting of loans and will maintain a conservative approach in establishing reserves for impaired assets.

One area which Credicorp is focusing on improving is its low efficiency ratio, which represents a high level of operating expenses in relation to total income. Credicorp will continue its policy of attempting to contain costs and will tighten its operating structure, achieve improvements in efficiency through reductions in operating costs, and generally revise procedures to make them more simple and efficient. Credicorp will also continue to develop new cost reduction programs and other streamlining procedures as part of the strategy to enhance operating efficiencies. The wholly-owned status of BCP’s subsidiaries has allowed aggressive cost savings through the integration of support units. This is particularly true with regard to Solución. Although the efficiency ratio has improved in recent years and is above the average of the Peruvian banking sector it has yet to meet international standards. Credicorp has set a goal for the next three years of reducing BCP’s efficiency ratio from 56% in 2002 to 50% and Credicorp’s efficiency ratio from 52% to 45%.

Credicorp has also undertaken to increase offerings of its non-financial products and services in an effort to offset declining interest income. In offering such services, Credicorp hopes to strengthen ties with clients and assure their loyalty to Credicorp while reducing costs by employing electronic channels. During the year, various lines of new and improved services offered by Credicorp have shown growth of more than 30%. In 2002, BCP continued its efforts to gain access to the best practices in the transactional business in other countries by using the services of an international consultancy and visiting some of the main banks of the region, seeking information about products, services and commercial planning.

Credicorp expects its insurance business, carried out by its subsidiary PPS, to grow in line with economic activity in 2003 even though margins may continue to fall because of greater competition and higher costs of reinsurance. PPS intends to take advantage of new government regulations providing for early retirement, which provide an opportunity for growth in PPS’s life annuities line. PPS will also take steps to reduce further the rate of claims.

Credicorp intends to streamline its international operations in the future and adopt a conservative strategy for expansion into other Latin American countries. Ten years ago BCP started to expand its banking operations to other Latin American markets as a strategy for growth and diversification of businesses. Credicorp has changed this strategy to focus business efforts almost exclusively in Perú and Bolivia. Consequently, in 2001, Banco Capital in El Salvador was sold and, in December 2002, Banco Tequendama’s Venezuelan operations were divested. In Colombia, Credicorp is searching for alternatives to increase Banco Tequendama’s operating volumes in order to reach profitability without making additional investments. Credicorp is also considering other strategic options regarding its interest in Banco Tequendama. Banco Tequendama will continue to focus its strategy upon increasing its volume of operations while keeping low risk requirements. This will require some support from Credicorp, but the support provided will be less than in 2002. Additionally, management is cautiously entering the market in Ecuador through credit facilities directed to corporations.

In 2003, ASHC will continue to focus on balancing its investment portfolio to reduce exposure to market volatility while sustaining growth in the management of third-party funds. In Bolivia, the economic and political situation is precarious and is having a serious effect on business. BCB will require additional support from Credicorp in 2003, but to a lesser degree than in the previous year. In the second half of 2003, Credicorp expects BCB to return to profitability. In 2003, BCB will focus on consolidating changes carried out in 2002 to improve credit management and portfolio quality, increase profitability through an increase in service fee income and improve quality of service.

3. Commercial Banking

The majority of Credicorp’s commercial banking business is carried out through BCP, Credicorp’s largest subsidiary and the largest and oldest bank in Perú. As of December 31, 2002, BCP ranked first among Peruvian banks with S/.25.5 billion (US$7.3 billion) in total assets, S/.15.7 billion (US$4.5 billion) in loans, S/.20.6 billion (US$5.9 billion) in deposits and S/.1,995 million (US$568 million) of shareholders’ equity. BCP’s net income for 2001 and 2002 was S./182.9 million (US$52.1 million) and S./228.1 million (US$64.9 million), respectively. As of December 31, 2002, BCP’s loans in the Peruvian banking system represented approximately 29.7% of the system’s total, and BCP’s deposits represented approximately 33.9% of total deposits in the Peruvian banking system, increasing from 27.2% and 30.8%, respectively, as of December 31, 2001. At December 31, 2002, BCP had the largest branch network of any commercial bank in Perú with 204 branches, including 109 in Lima and the adjoining city of Callao. BCP also operates an agency in Miami, a foreign branch in Panama and has representative offices in Bogotá, Colombia, and Santiago, Chile. In addition, BCP operates a Bahamian banking subsidiary, Banco de Crédito Overseas Limited (“BCOL”).

A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. At December 31, 2002, ASHC had total assets of US$666.5 million and shareholders’equity of US$110.3 million (compared with US$705.9 million and US$128.7 million, respectively, as of December 31, 2001). ASHC’s net income was US$5.8 million in 2002, and US$5.6 million in 2001, which in turn decreased from US$11.3 million in 2000. The decrease in income from 2000 to 2001 was principally the result of higher reserves to cover the deterioration of the investment portfolio. Loans outstanding, net of provisions, in ASHC’s portfolio totaled US$225.0 million, US$176.1 million and US$160.5 million at December 31, 2000, 2001 and 2002, respectively, representing a decrease of 21.6% between 2000 and 2001 and of 8.9% between 2001 and 2002. Deposits decreased 2.0% to US$544.3 million at December 31, 2002 from US$555.7 million at December 31, 2001, and had decreased 2.4% from US$569.2 million at December 31, 2000. Third party assets under management increased 29.2% in 2002, from US$422.0 million to US$545.3 million, principally due to decreasing interest rates paid on deposits and to the introduction of new products, notably mutual funds. ASHC’s past due loans as a percentage of total loans continued at 0.0% from 1996 through 2002, while reserves for possible loan losses increased from US$688,000 in 2001 to US$1.9 million in 2002.

Credicorp conducts commercial banking activities in Bolivia through BCB, a full service commercial bank with, as of December 31, 2002, US$346.7 million in deposits, US$474.6 million in assets and US$273.5 million in net loans. As of December 31, 2002, BCB was the fourth largest Bolivian bank in terms of loans, with a 11.7% market share, and fifth largest in terms of deposits, with a 12.4% market share. As of December 31, 2002, BCB operated 44 branches located throughout Bolivia. BCB’s results have been consolidated in the BCP financial statements since the date of its acquisition in November 1993.

Credicorp also carries out commercial banking operations in Colombia through Banco Tequendama, which as of December 31, 2002 had US$154.1 million in deposits, US$270.7 million in assets and US$211.7 million in loans. In December 2002, Banco Tequendama sold its branches in Venezuela. In the past years, Credicorp has supported Banco Tequendama’s operations with capital contributions of US$5 million in 1998 and US$6 million in 1999 and the purchase of US$28 million of distressed loans and assets received in lieu of loan repayment. See “–(C) Organizational Structure.”

Credicorp’s commercial banking business is organized into wholesale banking activities, which are carried out by BCP’s Wholesale Banking division (which includes the Corporate Banking operations of ASHC) and retail banking activities, which are carried out by BCP’s Personal Banking and Service Banking divisions. Wholesale Banking is responsible for (i) corporate banking, (ii) middle market banking, (iii) international trade finance, (iv) corporate finance, (v) business finance, and (vi) business services. Retail banking activities include (i) exclusive banking, (ii) small business lending, (iii) mortgage lending, (iv) credit cards, (v) consumer finance and (vi) institutional banking. Although attracting deposits is a function of all of the banking areas, Credicorp’s deposit-taking activities are concentrated primarily in the Consumer and Personal retail banking areas of BCP and the Private Banking division of ASHC.

Credicorp’s total loan portfolio experienced an increase of 11.6% in 1998, but decreased by 7.2% in 1999, 6.0% in 2000 and 8.7% in 2001. In 2002, Credicorp’s total loan portfolio increased by 18.5%. These changes, together with changes in its client mix, could be accompanied by increased risk, not only due to the speed and magnitude of the increases, but also to the shift to middle market, small business and consumer lending sectors, areas in which Credicorp lacks the experience that it has in its more traditional lending activities, particularly corporate lending. Given the changing composition of Credicorp’s loan portfolio, Credicorp’s historical loan loss experience may not be indicative of future loan losses.

(i) Wholesale Banking

Credicorp conducts wholesale banking primarily through BCP’s Wholesale Banking division, ASHC’s Corporate Banking division and, since January 1997, through Banco Tequendama. Given the modernization and internationalization of Peruvian financial markets, BCP’s Wholesale Banking division not only competes with local banks but also with international banks offering very competitive rates. BCP’s traditional relationships continue, however, to provide the Wholesale Banking division with a competitive advantage.

BCP’s Wholesale Banking division has traditionally generated the majority of BCP’s loans. BCP estimates that approximately 69.7% of its loans and 95.6% of its other extensions of credit (primarily guarantees and letters of credit) at December 31, 2002 were to customers in its Wholesale Banking division. BCP has the largest capital base of any Peruvian bank, which provides it with more resources than any other Peruvian bank to meet the financing needs of its corporate clients. See “–8. Competition.” Because Peruvian companies were not able to access international sources of credit until the mid-1990’s, BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Perú. BCP’s Wholesale Banking division provides its customers with short and medium term, local and foreign currency loans; foreign trade-related financing; and lease financing. BCP’s Wholesale Banking division is divided into:

•	corporate banking, which provides loans and other credit services to companies with annual revenues in excess of US$15 million;

•	middle market banking, which serves mid-sized companies;

•	international trade finance, which manages BCP’s relationship with financial institutions abroad;

•	corporate finance, which provides underwriting and financial advisory services to corporate and middle market clients;

•	business finance, which finances business projects and manages the financial leasing product; and

•	business services, which develops transactional services.

Although state-controlled corporations are served by BCP’s Wholesale Banking division, mostly in connection with international trade finance, BCP has not extended any substantial loans directly to the Peruvian government or to regional or municipal governments.

Corporate Banking

Credicorp conducts its corporate banking activities primarily through BCP and to a lesser extent ASHC. BCP’s Corporate Banking area has been the traditional strength of BCP’s lending business, providing banking services to virtually all of the major industrial and commercial enterprises in Perú. BCP believes that it has an advantage in servicing the larger corporations in Perúbecause of its strong capital base and relative size compared to other Peruvian banks. BCP’s Corporate Banking area primarily provides its customers with local and foreign currency loans and has primary responsibility for maintaining client relationships with BCP’s largest banking clients. In addition, BCP’s Corporate Banking area provides services such as letters of credit and standby letters of credit, domestic collections and nationwide fund transfers, payments through BCP’s Miami agency and foreign exchange facilities. Loan contribution for this area represented 43% of total BCP loans in 2002. The composition of these loans was approximately 90% foreign currency-denominated (primarily U.S. dollar-denominated) and 10% Nuevo Sol-denominated.

ASHC’s Corporate Banking division makes working capital and bridge loans. As of December 31, 2002, approximately 58.4% of ASHC’s loans were to Peruvian companies, 13.6% were to companies in Bolivia, an additional 1.8% were to companies in the United States and the remainder were to borrowers in Latin American countries other than Perú.

Middle Market Banking

BCP’s Middle Market Banking division generally serves the same industries and offers the same products as the Corporate Banking area. Its focus, however, is on providing its customers with working capital loans, primarily secured by accounts receivable. This is accomplished by arranging financing for medium and long-term investment programs, including leasing services offered through Crédito Leasing (“Credileasing”), a subsidiary of BCP.

Credicorp conducts middle market lending primarily through BCP and Banco Tequendama, and, to a much lesser extent, through ASHC. The loan portfolio of the Middle Market Banking division of BCP, after growing significantly in earlier years, contracted from US$1.3 billion in 1999 to US$1.0 billion in 2001, but grew to US$1.2 billion in 2002. Stringent credit quality requirements continued to be enforced since 1998 due to adverse economic conditions related to the economic impact of “El Niño” and adverse capital flows brought by the international financial crisis. Credicorp expects this sector to grow and increase in relative importance as the Peruvian economy grows.

Despite decreased loan quality in the sector, Credicorp sees significant opportunities in lending to middle market businesses, particularly in Perú’s agriculture, fishing and construction industries, where special emphasis has been placed and specific task units have been created to attend to the needs of these economic groups.

BCP’s medium-term financing products, which include structured loans, project financing and syndicated transactions, are designed to accommodate specific clients’ needs. Through these products, BCP has been an active lender and financial advisor to Perú’s mining, technology and energy sectors. In addition to its regular sources of funds, BCP is an intermediary in several medium-term credit lines for project financings in certain sectors for Corporación Financiera de Desarrollo (Development Finance Corporation or “COFIDE”) and such international financial institutions as Corporación Andina de Fomento (Andean Development Corporation or “CAF”), the International Finance Corporation (“IFC”) and the Inter-American Development Bank.

Credicorp performs its leasing operations either directly through BCP or through Credileasing. At December 31, 2002, Credicorp’s leasing operations totaled US$405.2 million, 52.8% of which were recorded on the books of Credileasing. BCP’s lease finance business is currently estimated to be the largest in Perú, with a market share of approximately 42.6% at December 31, 2002. The principal means of financing for Credileasing is through the issuance of specific leasing bonds, of which a total of S/.562.2 million (US$160.0 million) were outstanding as of December 31, 2002. Management estimates that Credileasing’s market share among specialized leasing companies was 38.8% at December 2002. Leasing customers are primarily companies engaged in manufacturing, communications, commerce and fishing concerns that lease such items as machinery, equipment and vehicles.

The agricultural loan portfolio, with a balance of approximately US$159.0 million, has a professional team of specialists that provide technical and financial assistance to other business units in assessing companies with operations in this sector. The unit collects and maintains an up-to-date database of valuable information that permits an accurate understanding of markets as well as forecasting. It also carries out feasibility studies and comparative analysis to which clients have access. Working in conjunction with organizations that represent the sector, management also offers training and specialist consultancy services to companies in the agricultural sector.

At the end of 2002, US$110.0 million of agricultural loans were structured under the Peruvian government-sponsored program of Programa de Rescate Financiero Agropecuario (Agricultural Financial Relief or “RFA”), which represented an opportunity to improve the solvency of Credicorp’s clients and the quality of the portfolio.

Financial margins in the middle market continue to be attractive. Because of their size, middle market companies in Perúgenerally do not have access to the local or international capital markets or to credit from foreign banks. In addition, Credicorp believes that middle market companies have benefited significantly from the overall economic improvements in Perú over the past few years. Loan quality problems have been addressed through procedures and organizational changes that have focused on improving the loan approval and credit-risk assessment processes. See “–(iii) Credit Policy and Review.”

International Trade Finance

BCP’s international trade finance operations are focused primarily on providing short-term credit for international trade, funded with internal resources or with credit lines from foreign banks and institutions. Medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions are also provided. In addition, BCP’s International Trade Finance area earns fees by providing customers with letters of credit or international collections and providing foreign exchange services to clients. The International Trade Finance area also promotes international trade activities by structuring Peruvian overseas commercial missions and introducing Peruvian businesses to potential foreign clients and vice versa.

In 2002, Peruvian exports increased 8.2% from US$7.1 billion to US$7.7 billion, principally due to increased exports of mining products. During the same year, BCP’s export facilities volume increased 11.1% to US$2.9 billion, amounting to 38.1% of total Peruvian exports (37.6% in 2001). Total Peruvian imports were US$7.4 billion in 2002, increasing 3.2% from US$7.2 billion in 2001, principally due to higher demand for consumer goods and raw materials. BCP’s import facilities volume in 2002 was US$1.5 billion, representing a 14.5% increase from 2001 and 19.5% of total imports (17.3% in 2001).

BCP has a large network of foreign correspondent banks and a direct presence abroad through an agency in Miami, a branch in Panama and representative offices in Colombia and Chile, offering several internationally competitive products to its customers. ASHC’s trade finance activities are conducted by its Corporate Banking division. ASHC has concentrated its extensions of credit on short-term trade transactions with Latin American countries other than Perú.

BCP carries out business with more than 1,000 correspondent banks, development organizations, multilateral financial bodies, and foreign government export promotion agencies. BCP has available credit lines of more than US$1.6 billion for foreign trade operations, financing of working capital and medium and long-term investment projects. During 2002, BCP had a significant surplus of liquidity which caused a very low use of foreign lines of credit.

Corporate Finance

BCP’s Corporate Finance area provides a wide range of underwriting and financial advisory services to corporate clients and middle market businesses and has a leading position in the local market. The Corporate Finance area was incorporated into BCP’s Wholesale Banking division in the first quarter of 1996 in order to enhance its effectiveness as the demands of Perú’s larger corporations move away from loan-based operations toward capital markets-based operations. This area focuses its transactions in the capital markets, primarily debt and equity issues, project financing, corporate financing, financial restructurings and mergers and acquisitions.

In 2002, BCP’s share of the market for structuring fixed-income instruments rose to 44% from 35% the previous year, despite the market-wide decrease of 26% in these transactions. In 2002, the Corporate Finance area placed corporate bonds, securitized bonds, financial leasing and short-term instruments for a total transaction volume of US$364 million. Among the most important placements of instruments of long-term debt was the Second Issue of the First Bond Program of Southern Perú Copper Corporation for US$26 million in February 2002; the Second Issue of Investment Bonds of Centenario for US$18 million in October 2002 and the placement of the Second Issue of Yura Bonds for US$10 million in December 2002.

BCP made significant strides in the market for short-term instruments during 2002. Issues in this area totaled US$182 million, representing a 45% market share in such issues. Among debt paper issued was commercial debt for Alicorp, Ferreyros, Palmas del Espino, Quimpac and Ransa and certificates of deposit for Solucíon. The Program of Short-Term Instruments for Palmas del Espino for US$5 million represents the first program of debt issues registered in the Peruvian market for an agro-industrial company.

In operations related to project financing and structured loans, BCP’s Corporate Finance area structured transactions worth a total of US$357 million and participated in an additional US$264 million of projects. Significant syndicated loan structuring projects included the financing of the Mega Plaza Shopping Center for US$15 million and the financing of the Bolivian Empresa de Generacíon Eléctrica Guarachi for US$17 million and the co-structuring of the financings for electricity generation and transmission companies such as the Red de Energia de Perú for US$70 million and Enersur for US$100 million, as well as funding important Peruvian companies in different sectors such as mining, food and oil. The Corporate Finance area also structured transactions for companies from other countries such as Quilmes for US$30 million and Trafigura Beheer BV for US$36 million. In 2002, the Corporate Finance area also started structuring combined short and medium-term transactions such as the Inversiones Centenario project worth US$33 million, of which US$18 million corresponded to the short-term tranche and US$15 million to the medium-term tranche.

Additionally, BCP’s Corporate Finance area offered financial consultancy services focused on restructuring debt, appraisals and evaluations of payment capacity for companies from several sectors, such as paper, manufacturing, sugar, food, real estate and construction.

Business Finance

The Business Finance area specializes in funding investment projects, focusing its efforts on developing the financial leasing business. Thus, its principal activity is to structure, negotiate and disburse funds for leasing operations. It also carries out medium-term operations, principally for small and medium-sized companies.

2002 was a difficult year for the development of investments due to the complicated national and international scenario, which halted or delayed many projects, generating a significant contraction in the market during the year. Additionally, BCP was affected by the co-existence of two tax systems applicable to leasing operations, owing to the fact that certain banks were turning over the advantages of their tax stability contracts to their customers, which allowed for the management of tax expense flows, while BCP did not have that benefit. Changes in legislation dictate that starting in 2003, the tax treatment would be uniformly applied.

During 2002, consolidated loan disbursements were US$85 million, with a balance at the end of the year of US$336 million. Income from fees reached US$1.6 million, doubling the results of the previous year. Credicorp maintained leadership in the financial leasing market, with a market share of 26% as of November 2002.

Business Services

This unit is responsible for both the development and marketing of transactional, or “cash management,” services for BCP’s corporate and institutional clients. Services offered are aimed at strengthening ties with clients, assuring their loyalty and reciprocity in the business carried out with BCP, as well as reducing costs using electronic channels and increasing fee income.

In 2002, the number of companies using the Electronic Factoring system increased by 80%, which led to growth of 272% in the volume transacted using this service. The services of Collection of Trade Bills and Transfers of Funds increased their fee income by 16% and 21%, respectively. Likewise, the number of customers affiliated with the electronic banking service “Telecrédito” rose by 26%, which represented an increase in the volume of payments to suppliers and payment of salaries via Telecrédito of 49% and 30%, respectively. More than 1,800 companies transferred their Compensación por Tiempo de Servicio (“CTS”) pension payments (deposits that employers must make by law on behalf of their employees as severance contributions) to electronic media, and fee income through the Collections Service rose by 35%.

During the year Telecrédito added to its many functions advising, subscribing to and recovering investments. Additionally, BCP installed the service of payment to third parties through a direct link between companies’ central computer systems and BCP’s system. The Collection Service Management Information System was created and made available on Internet. This service provides information about historic behavior and consolidated recovery information to facilitate better decision making.

In 2002, BCP continued its efforts to gain access to the best practices in the transactional business in other countries by using an international consultancy and carrying out visits to 15 of the principal banks in Chile, Colombia and Brazil, seeking information about products, services and commercial planning.

(ii) Retail Banking

Credicorp’s retail banking activities are conducted by BCP and, to a much lesser extent, by BCB in Bolivia, and, since January 1997, by Banco Tequendama in Colombia. After several years of significant growth, lending by BCP’s retail units decreased during 1999, 2000 and again in 2001, but grew in 2002 particularly in loans to small businesses and home mortgages. Retail banking-related loans accounted for approximately 30.3% of BCP’s total loans at the end of 2002 versus 27.4% and 28.0% at the end of 2000 and 2001, respectively. With the segmentation of its retail client base, BCP is able to focus on the cross-selling of products and improving per-client profitability. Credicorp expects the Retail Banking businesses to be one of the principal growth areas for BCP’s lending activities.

At BCP, Retail banking operations are divided into two divisions, Service Banking and Personal Banking, the latter of which is further subdivided into Exclusive Banking, Business Banking, Consumer Banking and Institutional Banking. The Service Banking division carries out personal loan authorization and collection and has invested substantially during the past few years to improve delivery channels in order to provide better quality and more efficient service. It is also responsible for the development and sales of third-party processing services that generate fee income from transactions and mass processing to meet the needs of our clients. The Exclusive Banking area principally serves a select number of high-income customers with the most profitable personal accounts and specializes in offering personalized service. Consumer Banking is in charge of servicing BCP’s traditional retail client base, and is also in charge of mortgage lending and credit cards. Business Banking manages small business banking, which targets companies with annual revenue of less than US$750,000, and personal banking, which targets middle and upper-income individuals. Small business banking provides primarily sales and inventory financing and working capital loans, complemented by cash credits through overdrafts. Institutional Banking focuses principally on serving non-profit organizations, state-owned companies and other major institutions.

Each of the units offer clients diverse credit alternatives, transactional services and deposits. Products include Visa and American Express credit cards, mortgage loans, car loans, consumer credits, credits for small and medium-sized companies and payroll payment services, in addition to different types of deposits. The sale of processing services is offered through “Servicorp”, which is the brand name of Soluciones en Procesamiento S.A., a 99.98%–owned subsidiary of Inversiones Crédito. Servicorp’s lines of business include the sale of processing solutions to third parties to increase the use of available capacity in distribution channels.

In 2002, the Bank held a market share in Visa card billings of 36.7% of Perú’s total as a result of a strategy to penetrate segments of mass consumption. Additionally, the loyalty program ‘Travel’ was maintained for the high end segment of credit cards. Campaigns were carried out for clients of Consumer Banking and Exclusive Banking encouraging the use of the debit card Credimás as a means of payment. Annual Credimás billing reached US$141 million in 2002, which represented a rise of 13% with regards to the previous year.

Exclusive Banking

Exclusive Banking is BCP’s private banking area, and manages a select number of individual customers who are key to BCP because of the high volume of loan and deposit business they generate, and their attractive profitability.

In 2002, this unit continued to retain and increase ties with its customers, as well as to add new ones, for which sophisticated commercial plans were developed. This segment has 48,000 customers, with total deposits of US$936 million and US$317 million in loans. Belonging to this segment gives customers the advantage of preferential interest rates for loans and deposits and personalized service through an assigned official.

During the year, as a savings alternative for retail banking customers, BCP encouraged investment in mutual funds. At the end of the year, BCP was managing US$426 million in mutual funds on behalf of these customers, up from US$229 million at the end of 2001.

Small Business Lending

Small business lending is the largest segment within BCP’s Personal Banking operations and is carried out by the Business Banking area. This area, which serves 32,000 corporate and individual customers whose annual sales are each less than US$1 million, encountered increased loan quality problems during 1998 and 1999. During 2000 and 2001, loans to this segment contracted because of decreased demand for small business products and services due to the poor development of the Peruvian economy. In particular, lower consumer demand negatively affected this segment’s loan quality and loan growth. After several years of continuous growth, loans decreased 19.4% in 1999, again 17.7% in 2000, and a further 11.9% in 2001, but grew 38.4% in 2002 reaching US$493 million at year end.

Business Banking has divided its clients into different areas: Small Businesses, with annual sales of less than US$300,000; and Consolidated Businesses, which have sales between US$300,000 and US$1 million in a year. These businesses benefit from products specially designed for their needs, such as the Cash Credit for Businesses, a revolving credit line repaid in quotas, as well as the usual credit products: discounted notes, letters of credit, guarantees and stand-by credits.

One of the most significant achievements of the Business Banking area in 2002 was the granting of US$66 million of loans through the Effective Business Credit product, representing a 77% increase in the balance of these types of loans.

Mortgage Lending

BCP was the largest mortgage lender in Perú with a market share of 24% of total mortgage loans in the Peruvian banking system as of December 31, 2002. This was to a large extent the result of campaigns aimed at clients with the highest demand for these types of loans and improvements in the quality of procedures followed in extending credit and establishing guarantees.

Credicorp expects BCP’s mortgage lending business to continue to grow given the low levels of penetration in the financial market, the increasing demand for housing, the availability of funds for the Peruvian government’s MiVivienda low-income housing program, and the current economic outlook for controlled inflation and renewed gross domestic product (“GDP”) growth in Perú. BCP had US$519.4 million of outstanding mortgage loans at December 31, 2002 compared to US$362.6 million at the end of 2001, an increase due in part to the inclusion of BSCH-Perú mortgage loans.

Mortgage financing is available only to customers with minimum monthly income in excess of US$900 and of US$400 in the case of the MiVivienda program. The MiVivienda program, however, limits the value of the house to be purchased to US$30,000. BCP will finance up to 75% of the appraised value of a property where monthly mortgage payments do not exceed 30% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offers is 25 years. Within the mortgage lending business, BCP offers variable and fixed interest rates on home mortgage loans denominated in both U.S. Dollars and Nuevos Soles; however, BCP’s mortgage portfolio is almost exclusively variable rate and U.S. Dollar-denominated.

Credit Cards

The market for credit cards in Perú has grown significantly as improving economic conditions have led to increased consumer spending, with credit cards increasingly being seen as a convenient way to make payments. BCP expects strong demand for credit cards to continue. In addition to interest income, BCP derives fee income from customer application and maintenance fees, retailer transaction fees, merchant processing fees and finance and penalty charges on credit cards.

The number of active credit cards issued by BCP increased from 28,840 as of December 31, 1990 to 136,000 in 2000, 158,000 in 2001, and to 186,000 at year-end 2002. In 1998, Solución purchased a credit card loan portfolio allowing it to launch this line of business which included approximately 14,000 cards in 2002. BCB issues credit cards in Bolivia with approximately 20,000 outstanding. BSCH-Perú had approximately 30,000 outstanding credit cards prior to its merger.

BCP’s credit cards are primarily and have been historically issued through Visa, but in May 2000 BCP began offering American Express cards. BCP estimates that its credit cards account for almost 45% of the credit cards issued by the banking system in Perúas of December 31, 2002. The estimated total number of credit cards issued in Perú as of December 31, 2002 was approximately 1.5 million, of which approximately 62% were issued by non-banking entities or department stores.

In 1997, VISANET was established to process transactions involving credit and debit card transactions and to widen their acceptance, with the participation of major local banks and Visa International. BCP is the largest shareholder of VISANET, holding approximately 36% of total shares. In 1997, the number of electronic payment terminals was approximately 1,500, increasing to 8,415 as of December 2001, and further to 11,645 at December 2002. At the end of 2002 the number of Visa cards issued in Perú, including credit and debit cards, stood at approximately 2.7 million, while the number of transactions processed during the year grew 13.3% to 23.2 million, and purchases grew 10.2% to US$742 million.

BCP’s total credit card billings during 2002 were S/.1,107.7 million (US$315.2 million), and the credit balance as of December 31, 2002 was S/.528.7 million (US$150.5 million), representing 3.4% of total loans. In 2002, BCP’s market share of total purchases made with Visa credit cards was 36.7%, compared to 39.4% in 2001. These numbers reflect BCP’s strategy of seeking more widespread use of the cards at the lower end of the consumer market. As part of this strategy, financing with fixed installment payments using the Visa credit card has been offered since the last quarter of 2001. As of December 31, 2002, BCP’s credit card portfolio had balances past due of approximately 4.4%. BCP is taking steps to improve its card approval and collection process. These measures include issuing cards only to persons with stable net monthly incomes above US$400 and developing better methods for verifying applicants’ information and credit history. Additionally, BCP has developed a mathematical scoring system to better assess the risk-reward variables associated with consumer lending. In the segment of clients who do not regularly have access to credit cards, campaigns were launched to increase the use of the Credimás debit card as a form of payment. This resulted in a year-on-year increase of 13% in the use of this card, with total billings of US$141 million. See “-- (iii) Credit Policy and Review.”

Consumer Finance

Credicorp operates Solución, a mass consumer finance entity 100%-owned by BCP since its purchase in March 2003 of the 45% equity stake held by BCI. Financiera de Crédito del Perú, formerly a 99.99% owned subsidiary of BCP, was used as a vehicle to establish Solución in 1996, with BCP holding a 55% share and BCI a 45% share.

Solución offers lending products through direct sales calls and through its own branches, as well as through BCP’s branch network. During 2002, due to measures aimed at raising loan volumes while pursuing a prudent credit risk policy, it maintained a growth trend in its portfolio. It increased its total loan portfolio from S/.242.6 million (US$69.0 million) on December 31, 2001 to S/.284.5 million (US$81.0 million) a year later. The consumer credit portfolio totaled S/.65.6 million (US$18.7 million) in 2001 and S/.57.2 million (US$16.3 million) in 2002, while that of micro-businesses went from S/.163.6 million (US$46.6million) to S/.213.1 million (US$60.7 million), respectively.

These increases were driven by measures such as the strengthening of sales channels with an increase in the number of sales staff which drove the headcount from 1,497 to 1,543 in 2002, as well as training and incentive programs. Likewise the network of branches went from 31 to 33, while customer coverage and service improved.

Institutional Banking

The Institutional Banking area, which serves non-profit organizations, whether public or private, deals with 1,830 institutions, including state entities, international bodies and non-governmental organizations.

This area is strategically important because of the business potential that these clients represent, with their demand for diverse products and services, and the opportunities they present for generating income from fees and cross-selling of services. These clients are principally users of transactional products and require consultancy for investment management. Their deposits reached US$614 million at the end of 2002, while managed funds reached US$92 million.

(iii) Credit Policy and Review

Credicorp applies uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of its subsidiaries. Credicorp’s General Manager is in charge of setting the general credit policies for the different business areas of Credicorp. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (see “--11. Supervision and Regulation–(ii) BCP”), and the guidelines set forth by Credicorp’s Board of Directors.

The credit approval process is based primarily on an evaluation of the borrower’s repayment capacity and on commercial and banking references. A corporate borrower’s repayment capacity is determined by analyzing the historical and projected financial condition of the company and of the industry in which it operates. An analysis of the company’s current management, banking references and past experiences in similar transactions as well as the collateral to be provided, are other important factors in the credit approval process. For BCP’s individual borrowers, the information that is presented by the prospective borrower is evaluated by a credit officer and the application is passed through a scoring program for approval by a centralized credit unit.

During 1997, BCP initiated a series of changes in the credit approval, risk control and recovery procedures of the middle market and small business units. Credit risk analysis responsibilities were transferred from the business units to a central credit risk division. Final implementation of these changes took place through mid-1998.

Success in the small business and personal lending areas depends largely on BCP’s ability to obtain reliable credit information about prospective borrowers. In this regard, BCP, together with several partners, formed a credit research company called Infocorp in November 1995. In addition, the SBS has expanded its credit exposure database service to cover all businesses or individuals with any amount borrowed from a Peruvian financial institution, including information on the loan risk category in which the borrowers are classified. Formerly the coverage began when the credit risk exposure exceeded S/.13,558 (US$3,900).

Credicorp has a strictly enforced policy with respect to the lending authority of its loan officers and has in place procedures to ensure that these limits have been adhered to before a loan is disbursed. Under BCP’s new credit approval process, the lending authority for middle market and small business loans has been centralized into a specialized credit risk analysis unit, whose officers have been granted lending limits, thus allowing middle market and small business loan officers to concentrate on their client relations. To ensure that loan officers and credit analysis officers are complying with their lending authority, the credit department and BCP’s internal auditors consistently examine credit approvals.

The following table briefly summarizes BCP’s policy on lending limits for loan officers and credit risk analysis officers. Requests for credit facilities in excess of the limits set forth below are reviewed by Credicorp’s General Manager, Executive Committee or, if the amount of the proposed facility is sufficiently large, the Board of Directors.

	Wholesale	Personal and Small Business
	(U.S. Dollars)
Loans supported by liquid collateral or not exceeding two years(1)
Loan Officer and Credit Analysis Officer	US$ 210,000	US$ 50,000
Chief Lending and Chief Credit Analysis Officer	1,500,000	100,000
Area Manager	1,950,000	400,000
Senior Credit Officer	4,500,000	1,000,000

Loans supported by other collateral or exceeding two years(2)
Loan Officer and Credit Analysis Officer	70,000	-.-
Chief Lending and Chief Credit Analysis Officer	500,000	50,000
Area Manager	650,000	200,000
Senior Credit Officer	1,500,000	400,000
_____________________
(1)	Liquid collateral includes cash deposits, stand-by letters of credit, securities or other liquid assets with market price and accepted drafts.
(2)	Other collateral includes securities with no market value, non-accepted drafts, real estate, mortgages, security interests on equipment or crops, and assets involved in leasing operations.

Credicorp believes that an important factor for maintaining the quality of its loan portfolio is the selection and training of its loan officers. Credicorp requires loan officers to have degrees in economics, accounting or business administration from competitive local or foreign universities. In addition, the training program consists of a six-month rotation through all of the business-related areas of Credicorp and the credit risk analysis area. After the training period is over, trainees are assigned as assistants to loan officers for a period of at least one year before they can be promoted to loan officers. Loan officers also receive additional training throughout their careers at Credicorp. Laterally hired officers are generally required to have held previous positions as loan officers.

In general, Credicorp is a secured lender. As of December 31, 2002, approximately US$2.2 billion of the loan portfolio and contingent credits were secured by “preferred” collateral. See “–12. Selected Statistical Information–(iii) Loan Portfolio–Classification of the Loan Portfolio.” Liquid collateral is a small portion of the total collateral. In general, if Credicorp requires collateral for the extension of credit, it requires collateral valued at between 10% and 50% above the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons. BCP’s policy generally is to require that the appraised value of illiquid collateral exceed the loan amount by at least 20%. In cases where a borrower encounters difficulties, Credicorp seeks to obtain additional collateral.

The existence of collateral does not affect the loan classification process according to regulations in effect as of December 1998. Pursuant to the Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros (the General Law of the Financial System, the Insurance System and Organic Law of the Superintendency of Banking and Insurance, or “Law 26702”), secured loans, or the portion thereof covered by collateral, classified in Class “B,” “C,” or “D” risk categories have a lower loan loss provision requirement. If a borrower is classified as substandard or below, then Credicorp’s entire credit exposure to that borrower is so classified. See “–12. Selected Statistical Information– (iii) Loan Portfolio–Classification of the Loan Portfolio.”

Credicorp conducts unannounced internal audits as well as an annual audit by external auditors, consistent with bank regulatory practice in the respective jurisdictions in which it operates.

ASHC’s policy is to provide funding to customers on the basis of approved lines of credit. ASHC’s Credit Committee meets weekly to discuss the entire credit risk inherent in the risk portfolio, composed by loans and trading securities, and to review facilities approved by the committee charged with overseeing extensions of credit by ASHC’s Panama branch. ASHC’s loan officers operate within established credit limits ranging from US$50,000 to US$500,000. Regardless of whether an approved facility exists for a client, any transaction in excess of US$500,000 requires the approval of senior management. In addition, all credit extensions are monitored by ASHC’s General Manager and reviewed and approved quarterly in their entirety by the Credit Committee of the Board of Directors of ASHC.

(iv) Deposits

Credicorp’s deposit-taking operations are managed by BCP’s Consumer Banking and Personal Banking divisions and ASHC’s Private Banking division. See “--12. Selected Statistical Information–(iv) Deposits.”

The main objective of BCP’s retail banking operations has historically been to develop a diversified and stable deposit base in order to provide a low cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. At December 31, 2002, BCP’s deposits amounted to S/.20.6 billion (US$5.9 billion), 19.1% over the December 2001 balance. BCP has historically relied on the more traditional, low cost deposit sources such as demand deposits, savings and CTS deposits. At December 31, 2002, these core deposits represented 61.3% of BCP’s total deposits. BCP’s extensive network of offices facilitates access to this type of stable and low cost source of funding. At the same time, market conditions led to continued excess liquid funds. Additionally, BCP’s corporate clients are an important source of funding for BCP. As of December 31, 2002, BCP’s Wholesale Banking division accounted for approximately 19.8% of total deposits, of which 43.4% were demand deposits, 52.3% time deposits, and 5.9% savings. Of all deposits from BCP’s Wholesale Banking division, most (62.8%) were foreign currency-denominated (almost entirely U.S. Dollars) and the balance (37.2%) were Nuevo Sol-denominated.

ASHC’s Private Banking division’s clients have traditionally provided a stable funding source for ASHC, as many are long-time clients who maintain their deposits with ASHC. As of December 31, 2002, ASHC had approximately 3,000 customers. Currently, about 95% of ASHC’s private banking clients are Peruvian. In the future, the Private Banking division intends to diversify its customer base geographically. During 2002, ASHC’s core deposit base decreased US$11.3 million to US$544.3 million as of December 31, 2002.

All Credicorp subsidiaries have programs in place to comply with the “know your customer” regulations in place in the countries in which they operate. Perú has long-standing laws criminalizing money laundering activities, and such laws were further strengthened in 1996 with the adoption of Law 26702, which incorporated the guidelines of the Organization of American States (“OAS”) directly into Peruvian law. Under Law 26702, the SBS has the authority to request detailed reports with respect to the movement of funds and the identity of depositors. According to recently enacted regulations, financial institutions must adopt internal mechanisms, special personnel training programs and procedures to detect and report unusual or suspicious transactions as defined therein. In addition to the provisions under Peruvian law, BCP established an internal “know your customer” policy in 1995. As an additional precaution, ASHC will open accounts only for individuals or entities that are recommended by senior officers of ASHC or BCP. See “–(iii) Credit Policy and Review.”

4. Investment Banking

Credicorp’s investment banking businesses include:

•	trading and brokerage services;

•	treasury, foreign exchange and proprietary trading;

•	asset management;

•	trust, custody and securitization services; and

•	investments by PPS.

BCP has the largest capital markets/brokerage distribution system in Perú, offering such services through 14 of its branches, all of which are interconnected with its brokerage subsidiary and have access to current market information. Trading and brokerage services are relatively new in Perú; however, management estimates that, with the expected growth and restructuring of the Peruvian business sector, the market for these services will increase significantly. The majority of Credicorp’s trading and brokerage activities are conducted through BCP, ASHC and, since January 2003, through Credicorp Securities Inc. (“Credicorp Securities”), a wholly-owned subsidiary of Credicorp. Credicorp Securities is a U.S. registered broker-dealer with its offices in Miami. In 2002, ASHC closed its agency in Miami, and BCP opened its own agency in Miami.

(i) Trading and Brokerage Services

The majority of Credicorp’s trading and brokerage activities are conducted primarily through BCP and, to a lesser extent, through ASHC and Credicorp Securities.

BCP’s subsidiary, Credibolsa Sociedad Agente de Bolsa S.A. (“Credibolsa”), is the leading brokerage house on the Lima Stock Exchange. During 2002, Credibolsa had a total trading volume of US$1.4 billion, decreasing from US$1.8 billion in 2001. Credibolsa had 18% of the total trading volume in variable return instruments and 31% of the volume in trading of fixed income instruments on the Lima Stock Exchange in 2002. Credibolsa’s trading volume was generated by domestic customers, both retail and institutional, and by foreign institutional clients as well as by Credicorp’s proprietary trading. In an environment of low profitability and high competition, over the past few years Credibolsa has been able to increase its profitability by expanding its sources of revenue. In addition to providing basic brokerage services, Credibolsa serves as a local market advisor for specialized stock market transactions and is one of the principal agents in the equity offerings of recently privatized companies in Perú. Credibolsa was second in the Commodities Market with a traded volume of US$27.3 million in 2002. See “–3. Commercial Banking--(i) Wholesale Banking--Corporate Finance.”

(ii) Treasury, Foreign Exchange and Proprietary Trading

BCP’s treasury and foreign exchange groups are active participants in money market and foreign exchange trading. These groups manage BCP’s foreign exchange positions and reserves and are also involved in analyzing liquidity and other asset/liability matters. The trading desk plays an important role in short-term money markets in Nuevos Soles and in foreign currencies and has been active in the auctions of certificates of deposit by Perú’s Central Bank and in financings through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments. Its foreign exchange transaction volume was US$14.9 billion in 2002, increasing from US$13.3 billion in 2001, while its foreign exchange trading services market share was approximately 24% (20% in 2001).

BCP’s proprietary trading consists of trading and short-term investments in securities, which are primarily Peruvian instruments. These short-term investments are primarily made to facilitate its corporate finance efforts. This has become an increasingly important part of BCP’s business, as BCP seeks returns on excess liquidity pending improved lending conditions.

ASHC trades on its own account primarily by making medium-term investments in fixed income securities, equity securities and sovereign debt. The portfolio includes investment grade and non-investment grade debt securities of U.S. public companies and, to a much lesser extent, private U.S. debt and equity issues. Such securities are subject to substantial volatility and there can be no assurance as to their future performance. As of December 31, 2002, ASHC had approximately US$299.6 million invested in these types of securities. ASHC generally utilizes its own funds for these activities rather than borrowings or deposits. ASHC also holds an equity investment in Credicorp and an affiliate with a fair value of approximately US$97.7 million at December 31, 2002 (US$90.9 million at December 31, 2001). ASHC’s investment portfolio, as well as future purchases, sales, overall investment strategy and the general profile of the trading portfolio are reviewed on a monthly basis by an investment committee comprised of members of Senior Management. Quarterly, the Board of Directors of ASHC review and approve exposure limits for countries with transfer risk. The credit risk by counterparty is evaluated on a consolidated basis, including direct and indirect risk, such as interbank placements, loans, commitments, guarantees received, and trading securities purchased in the secondary market.

(iii) Asset Management

Credicorp’s asset management business is carried out by BCP in Perú and to a lesser extent in Bolivia, and by ASHC.

In June 1994, BCP created Credifondo S.A., Sociedad Administradora de Fondos Mutuos de Inversión en Valores (“Credifondo”) to establish, provide advice to and operate mutual funds in Perú. In 2002 it continued to be the largest mutual fund manager in Perúwith 38.4% of the market at year-end, increasing from 33.0% in 2001. BCP also managed an additional 13.2% market share from BSCH-Perú’s fund administrator. At December 2002, total Peruvian funds in the mutual funds system amounted to US$1.5 billion, increasing 27% from US$1.2 billion in 2001. During 2001 and 2002, volumes grew in part due to decreased interest paid on banking deposits.

As of December 31, 2002, Credifondo managed twelve separate funds, with a total of 28,154 participants, of which seven were transferred from BSCH-Perú’s fund administrator. Among the securities in which the different funds specialize are: equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds, U.S. Dollar-denominated short-term securities and U.S. Dollar-denominated real estate securities. As of December 31, 2002, the total amount of funds managed by Credifondo was equal to US$787.1 million, increasing from US$403.0 million at December 31, 2001.

As of December 31, 2002, the Bolivian fund administrator managed a total of US$20.6 million of third-party funds.

ASHC’s Asset Management group, created in 1989, conducts ASHC’s management of third-party funds which, including the aggregate of third-party assets, had total assets under management of US$545.3 million as of December 31, 2002, compared to US$422.0 million as of December 31, 2001. This increase was principally due to the decline of interest rates paid on banking deposits, which led clients to transfer their funds from deposits to investment products, and the introduction of new products, including outsourced mutual funds managed by specialized fund administrators. Investment decisions for funds, except for outsourced funds, are made by senior officers within ASHC, in accordance with guidelines of the Investment Committee.

(iv) Trust, Custody and Securitization Services

BCP’s Trust and Custody unit holds US$4.4 billion in securities for over 95,000 domestic and foreign clients. Custody services provided by BCP include the physical keeping of securities and the payment of dividends and interest. In addition, BCP acts as paying agent for securities of which it does not keep custody. BCP is one of the few banks in Perú qualified to serve as a foreign custodian for U.S. mutual funds. Trust services include escrow, administration and representation services, supervision of transactions done for its clients and transfer settlement and payment services for local securities issues, allowing clients to be adequately represented in their activities in the local and international securities markets. During 2000 BCP formed La Fiduciaria S.A. (“Fiduciaria”), the first specialized trust services company in Perú, in which Credicorp holds a 45% interest. In its second year of existence, Fiduciaria was hired to manage trusts for a majority of institutions in the national financial system, putting itself at the forefront of fiduciary services in the country. Operations encompassed sectors including energy, communications, mining, tourism, fishing, education and construction. Fiduciaria ended the year with 43 outstanding operations and a book value of managed equity of more than US$230 million.

(v) Investments by PPS

PPS’s investments are made primarily to meet its solvency equity ratio and to provide reserves for claims. PPS manages its investments under two distinct portfolios. The first portfolio is designed to match the liabilities of property, automobile and health lines, and the second portfolio is designed to match the liabilities of life and annuities lines. Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. Starting in 2002, PPS has invested in foreign markets, emphasizing investments in U.S. and European sovereign debt. PPS has adopted strict policies related to investment decisions. PPS’s investment strategies and portfolio generally are reviewed and approved monthly by its Board of Directors. Senior management does have investment authority, however, with respect to temporary investments using cash surpluses. For a discussion of PPS’s investment activities, see “–5. Insurance–(iii) Investment Portfolio.”

5. Insurance

Credicorp conducts its insurance operations exclusively through PPS, which provides a broad range of insurance products. In 2002, the six most significant lines together constituted 78.0% of the total premiums written by PPS. These are commercial property damage (including fire, earthquake and related coverage but not personal injury, tort or other liability risk), automobile, health, life and pension fund underwriting and life annuities. PPS is the leading Peruvian insurance company, with a market share of 31.8% based on gross insurance premiums and 32.8% based on net premiums written in 2002.

PPS’s consolidated net income for 2002 was S/.35.5 million (US$10.1 million), down from S/.214.1 million (US$60.9 million) in 2001. Net profits decreased mainly because 2001 included non-recurring gains from the sale of a long-term equity position in Peruvian brewer Backus & Johnston (“Backus”) shares. Operating expenses during 2002 were 18.2% of net premiums written, lower than 18.4% in 2001 and 19.6% in 2000.

PPS’s net underwriting results increased 97.7% to S/.72.3 million (US$20.6 million) in 2002. The ratio of net underwriting results to net premiums increased from 5.0% during 2001 to 8.4% in 2002, mainly because of increased net premiums. Total premiums increased 16.7% to S/.859.1 million (US$244.5 million) during 2002 from S/.736.4 million (US$209.6 million) in 2000. Premiums written, net of reinsured premiums and of technical reserves (as defined below in “–(ii) Claims and Reserves”), were S/.515.9 million (US$146.8 million) in 2002, increasing 13.0% over 2001.

PPS’s business is highly concentrated: its client base consists of over 16,000 companies and over 87,000 individuals, not including those affiliated with group health insurance programs through the companies by which they are employed. PPS’s property lines are distributed through agents and brokers, while life insurance is sold by PPS’s own sales force. Revenues from policies written for the three largest and twenty largest customers represented 15.0% and 30.7% of total premiums, respectively, as of December 31, 2002, and 6.1% and 17.9%, respectively, as of December 31, 2001. The ten largest brokers accounted for approximately 25.2% of total premiums as of December 31, 2002. This concentration is attributable primarily to the relatively low premium levels of its personal insurance products compared to that of the commercial property line (where PPS traditionally has ceded to reinsurers substantially all premiums written). Accordingly, although PPS cedes to reinsurers a substantial portion of its commercial property-casualty premiums, significant losses by one or more major customers could result in significant claims for PPS.

El Pacífico Vida (“Pacífico Vida”), PPS’s life insurance subsidiary, is 38%-owned by a subsidiary of American International Group (“AIG”). Pacífico Vida had total premiums of S/.236.3 million (US$67.3 million) in 2002, 7.5% over premiums in 2001, which in turn increased 17.3% over 2000. PPS expects to increase its life insurance sales in Perú in the next few years and believes that AIG’s participation in Pacífico Vida will provide the company with an advantage in competing for market share, which stood at 30.9% of the individual life and at 26.5% of the legal life segments in 2002. The individual life insurance and the life annuities markets are expected to have the highest growth rates. Credicorp, through BCP’s branch network, during 2002 sold 26,000 term life insurance policies covering accident and natural causes.

In 1999, PPS formed a new subsidiary called Pacífico S.A. Entidad Prestadora de Salud (“Pacífico Salud”), a private health service provider that offers an alternative to public social security. Pacífico Salud had total revenue of US$24.8 million in 2002 and US$22.8 million in 2001, with net income of US$1.4 million in 2002 and a net loss of US$2.5 million in 2001.

(i) Underwriting, Clients and Reinsurance

Underwriting decisions for substantially all of PPS’s insurance risks are made through its central underwriting office, although certain smaller local risks are underwritten at PPS’s two regional offices. PPS’s own underwriting staff inspects all larger commercial properties prior to the underwriting of commercial property or other risks related thereto with agents and brokers inspecting properties for smaller risks.

PPS utilizes reinsurance to limit its maximum aggregate losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on evaluation of the financial security of the reinsurer, terms of coverage and price. PPS’s principal reinsurers in 2002 were Lloyd’s, New Hampshire (an AIG company), Munchener Ruck, Zurich, Swiss Re, Gerling-Konzern, Kolnische Ruck, QBE Re, Hannover AG, and SCOR. Premiums ceded to reinsurers represented 23.8%, 24.8% and 26.2% of premiums written in 2000, 2001 and 2002, respectively. PPS acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers who are unable to satisfy their reinsurance requirements. As of December 31, 2002, premiums for reinsurance written by PPS totaled S/.16.1 million (US$4.6 million).

Although PPS historically has obtained reinsurance for a substantial portion of its earthquake-related risks and maintains catastrophe reserves, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition.

(ii) Claims and Reserves

Net claims paid as a percent of net premiums written (i.e., the net loss ratio) decreased to 58.6% in 2002 from 63.9% in 2001 and 66.2% in 2000. The net loss ratio from the health and medical assistance insurance line, which represented 21.8% of total premiums in 2002, decreased to 85.2% from 86.2% in 2001. Automobile risks, 7.1% of PPS’s premiums in 2002, decreased to 59.5% in 2002 from 59.9% in 2001. The property casualty line, 22.6% of total premiums in 2002, decreased to 15.9% from 77.9% in 2001 when losses were suffered due to the earthquake in the south of Perú. Marine hull insurance claims, 4.1% of premiums, increased to 60.3% from 43.7% in 2001. The net loss ratio from private pension fund insurance, 9.2% of total premiums in 2002, increased from 91.4% in 2001 to 110.4% in 2002.

PPS is required by law to establish claims reserves in respect of pending claims in its property-casualty business, reserves for future catastrophic events affecting certain of its lines of business, reserves for future benefit obligations under its in-force life and accident insurance policies, and unearned premium reserves in respect of that portion of premiums written that is allocable to the unexpired portion of the related policy periods (collectively, “Technical Reserves”).

PPS establishes claims reserves with respect to claims that have been reported and for which loss amounts have been estimated. Pursuant to SBS regulations, such reserves are reflected as liabilities in PPS’s financial statements, net of any related reinsurance recoverables. Peruvian law requires the establishment of reserves for incurred but not reported (“IBNR”) claims, and recently adopted SBS regulations that require gradual additional reserves through December 31, 2002. As of December 31, 2002, PPS had provisioned the required additional IBNR reserves amounting to US$4.1 million in its statutory consolidated financial statements (US$3.6 million at December 31, 2001). Pursuant to internal policies, however, PPS sets aside approximately 35% of its monthly health insurance premiums as IBNR reserves. Peruvian law does not require reserves for estimated claims expenses.

Pursuant to SBS regulations, PPS establishes pre-event reserves for catastrophic risks with respect to earthquake coverage in the commercial property, business interruption, and engineering lines. As of December 31, 2002, established reserves of US$7.2 million were 100% of the amount required by the regulations, compared to US$4.8 million and 80% compliance at December 2001. During 2001, US$1.4 million of catastrophe reserves were applied to claims related to the earthquake in the south of Perú. As allowed by the SBS, PPS replenished these reserves during 2002. PPS records as liabilities in its financial statements actuarially determined reserves calculated to meet its obligations under its life and accident policies and its pension fund underwriting business. These reserves are determined using mortality tables, morbidity assumptions, interest rates and methods of calculation prescribed by law. PPS also establishes unearned premium reserves to cover the risks of policy lapse or termination prior to the end of the policy period in accordance with percentages established by the SBS.

There can be no assurance that ultimate claims will not exceed PPS’s reserves.

(iii) Investment Portfolio

PPS’s net investment income and realized capital gains on invested assets together accounted for 13.6% and 40.3% of PPS’s revenues for the years ending December 31, 2002 and 2001, respectively. The decrease was due to the gains from the sale in November 2001 of the long-term equity position in Backus, which generated a net gain of US$30.7 million (US$23.3 million net of minority interest).

As of December 31, 2002, the book value of PPS’s investment portfolio, after the sale of Backus and including Credicorp as discussed below, was S/.854.3 million (US$243.1 million), which included:

•	S/.830.4 million (US$236.3 million) invested primarily in bonds and net of S/.42.8 million (US$12.2 million) of provisions for lower market value; and

•	S/.23.8 million (US$6.8 million) invested in real estate and other assets, net of S/.40.4 million in depreciation charges and S/.7.2 million of provisions for lower market value assessment.

As of December 31, 2002, the market value of the listed equity securities portfolio was S/.130.7 million (US$37.2 million), which includes Credicorp Ltd. shares for S/.87.4 million (US$24.9 million), compared to S/.99.9 million (US$28.4 million) in December 2001, which included the S/.74.6 million (US$21.2 million) investment in Credicorp. See “–12. Selected Statistical Information–(iii) Loan Portfolio–Concentrations of Loan Portfolio and Lending Limits.”

PPS’s investment portfolio, before the sale of Backus, was highly concentrated in equity securities which, combined with limited investments in fixed income securities, made both the value and the income of the investment portfolio vulnerable to extreme volatility. With part of the proceeds from the Backus sale, additional investments have been primarily made in fixed income securities. Because the investments in specific securities are large, there can be no assurance that PPS could readily dispose of significant portions of its securities portfolio at market values. Accordingly, there are risks associated with the potential illiquidity of PPS’s securities holdings in the event that significant claims give rise to the need to liquidate rapidly a portion of such holdings.

Part of PPS’s strategy is to maintain an adequate foreign exchange position in U.S. Dollars, since a significant portion of its premiums are denominated, and much of its operations are conducted, in U.S. Dollars. In 2002, 74.1% of the gross premiums received by PPS were denominated in U.S. Dollars. As of December 31, 2002, PPS had US$56.4 million in short and medium-term U.S. Dollar-denominated deposits and U.S. Dollar-denominated bonds (primarily issued by Peruvian companies) (US$97.0 million as of December 2001).

6. Distribution Network

(i) Commercial Banking

As of December 31, 2002, BCP’s branch network consisted of 109 branches in Greater Lima and 95 branches in the provinces of Perú, the largest number of branches, with the most extensive country coverage, of any privately held bank in Perú. Credicorp believes that BCP’s branch network has been largely responsible for BCP’s success in attracting stable, relatively low-cost deposits. BCP has installed the most extensive network of ATMs in Perú, currently consisting of 397 ATMs, in addition to other electronic channels, including the Internet, that provide clients with a wider array of services and reduce congestion in the branches. During 2002, BCP began operations of an agency in Miami and a branch in Panama, and closed its branches in Nassau and New York. BCP also operates representative offices in Bogotá, Colombia, and Santiago, Chile, and owns a banking subsidiary in the Bahamas, BCOL.

ASHC keeps an office in Panama and a representative office in Lima. Tequendama operates 17 branches in Colombia, after the sale of its branches in Venezuela. BCB has 44 branches located throughout Bolivia. Solución has 12 offices in Lima and 11 in other Peruvian cities.

(ii) Investment Banking

Credicorp offers investment banking products and services through BCP and ASHC. BCP offers clients a wide range of such products and services, such as brokerage, mutual fund and custody services through its branch network in Lima and, on a more limited basis, throughout the rest of Perú. In addition, Credicorp also distributes such products through ASHC.

(iii) Insurance

PPS, like other major Peruvian insurance companies, sells its products both directly and through independent brokers and agents. Directly written policies tend to be for large commercial clients, as well as for life and health insurance lines.

Credicorp is attempting to expand PPS’s sales network by selling certain insurance products through BCP’s branch network. PPS offers, in collaboration with BCP, a life and health insurance product called Segurimax as well as a personal life insurance product that combines accidental death coverage with renewable term life insurance.

7. Operations Support

Credicorp’s operations are primarily conducted by BCP’s support departments. Commercial Banking operations are supported by BCP’s Credit division, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “–3. Commercial Banking–(iii) Credit Policy and Review.” BCP’s Planning and Finance division is responsible for planning, accounting and investor relations functions. Planning and Finance is also responsible for analyzing the economic, business and competitive environment in order to provide the necessary feedback for senior management’s decision-making. BCP’s Administration division has responsibility for systems, institutional and public relations, human resources, the legal department, security, maintenance and supplies.

The Banking Services division is in charge of managing distribution channels, as well as procedures aimed at satisfying requirements of retail banking, while the Systems and Organization division is responsible for processes and information regarding technological and organizational matters. The Distribution Channels unit operates BCP’s branch network. In order to improve operating efficiency, BCP is continually evaluating its branch network to monitor branch profitability.

During 2002, the Banking Services division’s goals included increasing income, reducing expenses and increasing the number of customers not currently served by BCP. As to income, the Banking Services division contributed 40% of products sold by Personal Banking. To reach the goal of expanding into new areas, 11 branches were opened on the outskirts of Lima where population is dense and there are many small and micro businesses. The number of transactions nationally grew 2.5% in 2002.

In 2002, BCP continued to introduce important technological developments, expanding its service to customers who engage in a high number of transactions as well as making improvements in quality and lowering costs. BCP has 1.5 million customers who carry out 14.5 million transactions per month and have access to the largest and most varied distribution network in Perú. Towards the end of 2002, 57% of customer transactions were carried out via self-service, having increased from only 25% in 1996, of which 34% were in ATMs, 10% by the “call center,” 7% on the Internet and 5% through remote banking.

This level of self-service activity reflects an increase in Credicorp’s use of new technologies to improve its services to its customers. These technologies include a network of 397 ATMs available to 800,000 bank card holders, the phone banking service Comunica-T, which has increased the capacity of its automated “Call Center,” receiving up to 600,000 calls per month, Saldomatic terminals, which are specialized devices placed in the branches for self-service consultation of account balances and transactions, and Internet banking. To improve the efficiency of these processes, BCP maintained the policy of encouraging the use of electronic distribution channels by applying more attractive rates than those charged at its branch offices.

The Central Processes area successfully consolidated the units that process the operations of the Capitals Market, International Operations and Loan Operations units, allowing a significant reduction in costs.

During 2002, investment in technology, information systems, equipment and programs reached US$15 million. At the same time, work was begun on improving the efficiency of these technologies. Management models applied to assign resources and execute tasks are being developed with the help of external consultants. New software tests are segmented depending on how critical each one is, creating a pool in order to employ lower cost labor resources. With the application of a new methodology to assign the budget according to strategic priorities, the management of information systems requirements was improved significantly, aligning the goals of each business unit with the budget available for technology.

The decentralized work model was implemented using the Dedicated Development Center in the city of Arequipa, Perú. This model generates significant savings in the production of computing programs and helps to make more flexible the allocation of installed capacity. This facility will be further expanded in 2003.

With the “umbrella” T-3 project of technological transformation, several projects were begun at the same time, such as implementing modern versions of several critical systems, adopting a new systems architecture that uses “middleware” and installing a set of components that allow services to assure their uninterrupted availability. Also, a project of corporate security is being developed with the assistance of international consultants whose purpose is to define a safe architecture that will minimize exposure to attacks on Credicorp’s systems.

ASHC and PPS have independent operations support departments. Credicorp’s current strategy is to integrate the operations support departments of its subsidiaries.

In 2002, the technological modernization of Banco Tequendama was completed, with the full implementation of the COBIS system. This system improved customer service by offering new products and services, improving the performance of business staff with the installation of the credit module, and making management of bonds and interbank transfers automatic. The new system is based on a single database of clients and automatically generates accounting, management, control and operating information. This information allows for the measure of profitability per customer. During 2002, Credicorp undertook to modernize the technology of BCP-Miami and BCP-Panama, as well as ASHC’s Panama and Grand Cayman offices. Credicorp also took steps to establish systems to operate its new broker-dealer in the United States, Credicorp Securities.

In 2003, the Systems division faces the specific challenge of completing the technological aspects of the merger between BCP and BSCH-Perú according to an established timeline. This year, as part of the T-3 project, Credicorp will complete the installation of modern versions of software, adding new components to increase the availability of services and the application of “middleware.”Credicorp also requires the migration of several applications to include additional functions available in modern versions of the renovated base systems.

8. Competition

(i) Banking

The Peruvian banking sector is currently comprised of 14 banking institutions, down from 15 as of December 31, 2001. As of December 31, 2002, BCP, including BSCH-Perú’s operations, ranked first among all Peruvian banks in terms of assets, deposits and loans, representing approximately 37.0%, 38.6% and 36.3%, respectively, of the total of all Peruvian banks, and compared to market shares of 27.3%, 30.8% and 27.2%, respectively, at December 31, 2001. As of December 31, 2002, the next four largest banks in terms of deposits (Banco Continental, Banco Wiese Sudameris, Interbank and Sudamericano) had deposits representing 21.9%, 15.3%, 8.0% and 3.6%, respectively, and loans representing 16.5%, 17.4%, 8.4%, and 4.6%, respectively, of the total of all Peruvian banks.

The Peruvian banking industry experienced consolidation and increased foreign entry following the passage of Legislative Decree 637 in 1991 and Legislative Decree 770 in 1993, which liberalized the banking industry and removed all restrictions on foreign ownership of Peruvian financial institutions. See “–10. The Peruvian Financial System–(i) General.” Banks new to Perú in the last several years include BNP-Andes, Banco del Trabajo, Solventa and Serbanco. Some of these banks initially focused on satisfying demand for consumer loans but sold part of their loan portfolio in 1998 to Solución and now serve other sectors or have merged into other banks. Banks that have undergone privatization include: Banco Continental, the country’s third largest bank, which was acquired by Banco Bilbao Vizcaya of Spain, which is associated with Perú’s Grupo Brescia; and Interbank, purchased in July 1994 by IFH Perú S.A., which is associated with Banco Osorno y La Union of Chile. Acquisitions of Peruvian banks by non-Peruvian companies include: (i) Banco Interandino and Banco Mercantil, purchased by Banco Santander of Spain, (ii) Banco de Lima, acquired by Banco Sudameris of France, (iii) Banco del Sur, acquired in early 1996 by a group composed of the Luksic group of Chile, Banco Central Hispano of Spain and HSBC Holdings of the UK, and (iv) Extebandes, acquired in January 1998 by Standard Chartered Bank of the UK.

During 1999, Banco de Lima merged with Wiese, Banco Sur merged with BSCH-Perú, Banco del País merged with Nuevo Mundo and Progreso merged with Norbank, while Banex was liquidated and Solventa was turned into a finance company. During 2000, Orion and Serbanco were liquidated. In 2001, Interbank and Latino agreed to merge, NBK Bank merged with Banco Financiero and Nuevo Mundo was liquidated. In December 2002, BCP acquired BSCH-Perú.

Credicorp believes that the Peruvian banking industry will continue to face an increasingly competitive environment within a generalized excess liquidity situation. Such increased competition may in the future affect Credicorp’s loan growth and reduce the average interest rates that it may charge its customers, as well as reduce fee income. Certain foreign banks have either reduced or liquidated their Peruvian operations in recent years, reducing competition to some extent from such competitors.

In the Wholesale Banking division, BCP’s Corporate Banking area has experienced increased competition and pressure on margins over the last few years. This is primarily the result of new entrants into the market, including foreign and recently privatized commercial banks as well as local and foreign investment banks and non-bank credit providers, such as pension fund administrators (AFPs). Since 1999, excess liquidity at major Peruvian banks has put pressure on margins. In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. Credicorp does not intend to pursue corporate lending opportunities that are unprofitable solely in order to maintain market share. As a result, Credicorp does not expect Corporate Banking to grow at levels experienced in the past However, Credicorp will seek to maintain its close relationships with corporate customers, focusing on providing prompt responses to their requirements and setting competitive prices. To this end, Credicorp is currently updating its information systems to improve customer service and to allow management to obtain information on customer and business profitability more efficiently. Credicorp also intends to expand the range of BCP’s investment banking and cash management products.

In retail banking, Credicorp has found that small businesses are able to borrow from banks at better rates than those provided by suppliers and that the rates offered by BCP are competitive with those of other banks. Credicorp believes that BCP’s reputation as a sound institution, together with its nationwide branch network coverage, provides it with an advantage over its principal competitors. BCP also faces strong competition in its credit card operations from credit cards issued by retail stores.

In its core corporate lending and trade finance businesses, ASHC principally competes with larger institutions such as Citibank. ASHC attributes its ability to compete effectively with larger lending institutions to its aggressive marketing efforts, its ability as a smaller, more flexible institution, to make decisions quickly and respond rapidly to customer needs, its association with BCP, and its superior knowledge of the region, particularly the Peruvian market.

(ii) Insurance

Peruvian insurance companies compete principally on the basis of price and also on the basis of name recognition, customer service and product features. PPS believes that its competitive pricing, solid image, and quality of customer service are significant aspects of its overall competitiveness. In addition, PPS believes that its long relationship with AIG provides PPS with competitive advantages through access to AIG’s expertise in underwriting, claims management and other business areas. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, PPS believes that in the long term foreign competition will increase the quality and strength of the industry. PPS believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

However, competition in the Peruvian insurance industry has increased substantially since the industry was deregulated in 1991, with particularly strong competition in the area of large commercial policies, for which rates and coverages typically are negotiated individually. The loss by PPS to competitors of even a small number of major customers or brokers could have a material impact on PPS’s premium levels and market share.

9. Peruvian Government and Economy

While Credicorp is incorporated in Bermuda, substantially all of BCP’s and PPS’s operations and customers are located in Perú. Although ASHC is based outside of Perú, a substantial number of its customers are also located in Perú. Accordingly, the results of operations and financial condition of Credicorp could be affected by changes in economic or other policies of the Peruvian government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in Perú, including a devaluation of the Peruvian Nuevo Sol relative to the U.S. Dollar or the imposition of exchange controls by the Peruvian government. See “Item 10. Additional Information–D) Exchange Controls.” Credicorp’s results of operations and financial condition are dependent on the level of economic activity in Perú.

(i) Peruvian Government

During the past several decades, Perú has had a history of political instability that has included military coups d’état and different governmental regimes. Past governments have frequently played an interventionist role in the nation’s economy and social structure. Among other things, past governments have imposed controls on prices, exchange rates, local and foreign investment, and international trade; have restricted the ability of companies to dismiss employees; and have expropriated private sector assets. In 1987, the administration of President Alan García attempted to nationalize the banking system. Facing an attempt by the state to control BCP, the majority shareholders of BCP at that time sold a controlling interest in BCP to its employees, which prevented the government from gaining control of BCP. See “–(C) Organizational Structure.”

In the past, Perú experienced significant levels of terrorist activity, with Sendero Luminoso (the “Shining Path”) and the Movimiento Revolucionario Tupac Amaru (the “MRTA”) having escalated their acts of violence against the government and the private sector in the late 1980s and early 1990s. Upon being elected to office in 1990, President Alberto Fujimori’s government made substantial progress in suppressing Shining Path and MRTA terrorist activity, including the arrest of the leader and the principal second level of leadership in each terrorist group and approximately 2,000 others. In addition, approximately 3,000 additional persons surrendered to and aided the government under an amnesty law. Despite the success achieved, some isolated incidents of terrorist activity continue to occur, such as the seizure in December 1996 by the MRTA of the Japanese ambassador’s residence in Lima.

Over the course of his government, President Fujimori implemented a broad-based reform of Perú’s political system, economy and social conditions, aimed at stabilizing the economy, reducing bureaucracy, eradicating corruption and bribery in the judicial system, promoting private investment, developing and strengthening free markets, strengthening education, health, housing and infrastructure and suppressing terrorism. In 2000, President Fujimori won a third five-year term in a controversial two round election. In the April 2000 presidential election, Fujimori’s 49.9% victory was short of gaining a first round majority vote, forcing a second round election in May which was boycotted by the opposition candidate. After taking office for his third term in July 2000, under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals, and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil. However, return of investor and consumer confidence has been slow after the prolonged recession and lingering doubts about whether the government of President Toledo will be able to achieve the consensus needed to govern and promote sustained growth.

Toledo assumed the presidency against a backdrop of high unemployment and underemployment, economic recession and social need. Despite the economic strides achieved between 1990 and 2000, poverty remains a persistent problem in Perú, with more than half of the population living below the poverty line, which the World Bank defines as monthly income of less than US$60 per capita, adjusted to reflect differences in purchasing power. A significant number of Peruvians live on an income of less than US$30 per capita per month.

President Toledo has retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating certain tax exemptions, reducing underemployment and unemployment and privatizing state-owned companies in various sectors. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Perú has experienced moderate economic growth during the Toledo administration. Nevertheless, the Toledo administration faces public unrest spurred by disappointment that its policies have not immediately led to a significant reduction in the high rates of unemployment, underemployment and poverty. In July 2002, in an effort to maintain his political alliances and quell public unrest, President Toledo restructured his cabinet. On June 23, 2003, President Toledo again announced plans to restructure his cabinet amid further unrest.

(ii) Peruvian Economy

Early in his presidency, President Fujimori liberalized price and wage controls in the private sector, eliminated all restrictions on capital flows, instituted emergency taxes to reduce the fiscal deficit, and liberalized interest rates. Furthermore, his government established an agenda to institute a wide-ranging privatization plan and re-establish relations with the international financial community. President Toledo has offered to continue these market-oriented policies but faces opposition from a fragmented Congress and social pressures for more interventionist action.

In the late 1980s and early 1990s, the Peruvian economy was volatile, with the country’s GDP contracting by 11.7% in 1989, contracting by 5.2% in 1990, growing by 2.2% in 1991 and contracting by 0.4% in 1992. In recent years, however, the results of President Fujimori’s stabilization plan have resulted in GDP increasing 4.8% in 1993, 12.8% in 1994, 8.6% in 1995, 2.5% in 1996, 6.7% in 1997, -0.5% in 1998, 0.9% in 1999, 3.1% in 2000 and 0.2% in 2001. It should be noted that GDP growth figures for these years were revised downwards by the national statistical institute, the INEI, in 2000, which recalculated Perú’s GDP in 1999 at around $52 billion using a 1994 base year, some 10% below the previous estimate based on 1979 figures.

In 2002, the Peruvian economy grew by 5.2%. The economy benefited from the increase of domestic demand, as well as growth in the construction and manufacturing sectors. The continued growth in GDP since the second half of 2001 evidences the strength of Perú’s economy in the face of adverse external factors. Unlike other Latin American countries, Perú has managed to resist the effects of the Argentine crisis as well as the climate of uncertainty that surrounded the presidential elections in Brazil. It also maintained momentum in spite of the slower growth of the U.S. economy and a greater reluctance among investors to take on risks in Latin America.

One of the principal factors that contributed to the improvement of economic expectations was the recovery of domestic demand, which grew 4.3% in 2002, compared to a fall of 0.7% registered the previous year. This bolstered consumption, which in turn boosted the manufacturing sector, which rose 4.2% during the year. However, production was uneven and sectors such as mining (particularly mining of precious metals), non-primary manufacturing and agriculture registered gains, while fishing and raw material-based manufacturing remained stagnant or registered only minimal growth.

The decision of the United States in August 2002 to renew and expand tax benefits through the Andean Trade Promotion and Drug Eradication Act for certain Latin American exports was very beneficial to the manufacturing sector because of its inclusion of Peruvian textiles. These incentives are expected to stimulate exports over the next four years. The mining sector also performed well, aided by production of the Antamina copper mine, which contributed nearly 1.3% to the rise in GDP in 2002.

The government-backed initiative to encourage mortgage loans and the construction of low-cost housing through the MiVivienda program finally began to stimulate significant volumes of construction in 2002, aiding expansion of mortgages. As part of the MiVivienda program, US$374 million in loans were granted in 2002, significantly more than the US$122 million granted the previous year.

Perú has achieved a high economic growth rate despite difficulties in the domestic political arena. The privatization program, which had been expected to raise US$700 million during 2002, encountered problems in June 2002 with public protests against the sale of two electricity generating companies in the south of Perú. This caused the virtual suspension of the program, which obtained income of only US$355 million in 2002. The outlook for the sale of other assets remains uncertain, but the government is preparing to relaunch its concessions program in 2003, with income expected to reach US$400 million.

Perú’s trade deficit increased from US$1.7 billion in 1997, as a result of trade liberalization and a strong local currency which triggered imports, to US$2.5 billion in 1998, due in part to decreases in agricultural produce exports and fishmeal production induced by “El Niño.” However, Perú’s trade deficit decreased to US$0.6 billion in 1999, US$0.3 billion in 2000, and US$90,000 in 2001. Perú registered a US$261,000 surplus in 2002 principally due to continued exports growth. Exports climbed to US$7.7 billion in 2002, 8.0% higher than the US$7.1 billion registered in 2001, driven by the greater volume of traditional exports, in particular minerals. Imports rose US$235 million to US$7.4 billion, with an increase of 11.2% in consumer goods, while capital goods imports fell 3.5%.

Perú registered a current account deficit of US$3.6 billion in 1998 due to the trade deficit and expenditures in financial services, which decreased to US$1.8 billion in 1999, to US$1.6 billion in 2000, and further to US$1.1 billion in 2001, remaining almost unchanged in 2002. Perú’s financial account had a surplus of US$1.1 billion in 1999 and 2000, declined to US$1.0 billion in 2001, and grew to US$1.8 billion in 2002 as a result of increased public sector capital inflows. The flow of direct foreign investment into Perú was US$433 million in 2000, US$796 million in 2001, and US$2.2 billion in 2002.

The inflation rate in Perú, as measured by the Lima consumer price index, has fallen from 7,650.0% in 1990 to 139.2% in 1991, 56.7% in 1992, 39.5% in 1993, 15.4% in 1994, 10.2% in 1995, 11.8% in 1996, 6.5% in 1997, 6.0% in 1998, and 3.7% both in 1999 and 2000, turning into deflation of 0.1% in 2001, and inflation of 1.5% in 2002.

The Nuevo Sol had an irregular year, rising from S/.3.44 to S/.3.64 per US dollar at one point, but ending the year at S/.3.51, with an overall devaluation of 2.0%. This behavior was notable given that this period was marked by other Latin American currencies suffering drastic devaluations.

Interest rates have behaved erratically since 1995 but fell gradually over this period until September 1998, at which point the trend reversed due to liquidity constraints brought on by the international financial crisis. The nominal monthly interest rate on loans in Nuevos Soles declined from 72% in December 1993 to 30.4% in December 1997, but increased to 37.1% in December 1998, resuming in 1999 its declining trend by decreasing to 32.0% in December 1999, to 26.5% in December 2000, to 23.0% in December 2001, and further to 20.7% in December 2002, partly in response to the general decline in interest rates in international markets.

Perú’s recent economic reforms have also caused an increase in the fiscal deficit. A deficit of 0.8% of GDP resulted in 1998, which increased to 3.1% in 1999 and 3.2% in 2000, but declined to 2.5% in 2001, principally due to lower public investment. The fiscal deficit in 2002 was the equivalent of 2.3% of GDP, in line with the goal agreed upon with the International Monetary Fund (the “IMF”), which eased its requirements from an initial goal of 1.9% of GDP. In addition, efforts to increase tax revenues have been successful, with tax collections increasing from 6.7% of GDP in 1989 to 12.3% of GDP in 2001 and 12.0% in 2002. In the second half of 2002 tax income increased, offsetting lowered tax revenues during the first half of the year, which were the result of a partial tax amnesty. In order to meet fiscal needs, Perú accessed the international capitals markets by closing two bond offerings of US$500 million each. The February 2003 offering was the first such issue of sovereign bonds in more than six decades.

In October 1995, Perú reached a preliminary Brady agreement with the Bank Advisory Committee representing commercial creditors holding Perú’s past due short, medium and long-term debt. In June 1996, Perú published the Term Sheet for the 1996 Financing Plan pursuant to which creditors were offered various repayment options. The Peruvian government finalized the Brady agreement in March 1997, achieving a reduction of Perú’s external debt (approximately US$4.9 billion) and a restructuring of future maturities. Additionally, in July 1996 Perú reached an agreement with the Paris Club countries, resulting in the rescheduling of 1996-1998 maturities.

In 1999, Perú signed a three-year extended fund facility accord with the IMF, the third consecutive IMF program it has followed, giving the country a stable framework for macroeconomic planning. However, the fall in tax revenue and increased spending in 1999 caused Perú to fail to fulfill the fiscal goal agreed upon with the IMF of a primary fiscal surplus of 0.5%, which is the public sector’s result before capital costs or gains, debt servicing and privatization income. In fact, Perú reported a primary sector deficit of 0.1% in 1999 and of 0.2% in 2000. Perú renegotiated economic targets of its 2000 three-year program, and the IMF approved a new one-year program in March 2001, a second agreement in February 2002 and a follow-up accord in March 2003 which calls for a 1.9% fiscal deficit in 2003.

There can be no assurance that economic growth will be sustained in the future or that inflation (whether as a result of an “overheating” of the Peruvian economy, whose foreign trade deficit continues to increase, or otherwise) in Perú will not increase. Such events may have an adverse effect on the business, financial condition, results of operations and prospects of Credicorp and adversely affect the market price of Credicorp’s Common Shares. In addition, deposits in the Peruvian financial system are currently much higher than in the late 1980’s when hyperinflation caused a lack of confidence in the financial system. A return to high levels of inflation could cause a lack of confidence in the financial system, resulting in widespread withdrawal of deposits.

Although BCP and PPS both earn much of their revenue in U.S. Dollars, if the rate of inflation exceeds the rate of devaluation of the Nuevo Sol relative to the U.S. Dollar, profitability will be negatively impacted because revenues, expressed in Nuevos Soles, generally will not increase in line with Nuevo Sol-denominated expenses. The results of both BCP and PPS were negatively impacted by this effect in 1994 and 1995.

10. The Peruvian Financial System

As Credicorp’s activities are conducted primarily through banking and insurance subsidiaries operating in Perú, a summary of the Peruvian financial system is set forth below.

(i) General

At December 31, 2002, the Peruvian financial system consisted of the following principal participants: the Central Bank, the SBS, 14 banking institutions (not including BSCH-Perú or Banco de la Nación), five finance companies, and six leasing companies. In addition, Perú has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations, and savings and credit cooperatives.

The present text of Law 26702 was passed in December 1996. Law 26702 regulates Peruvian financial and insurance companies. In general, it provides for tighter loan loss reserve standards, brings asset risk weighting in line with Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (the “Basel Accord”) guidelines, broadens supervision of financial institutions by the SBS to include holding companies, and includes specific treatment of a series of recently developed products in the capital markets and derivatives areas. The primary law governing the Peruvian financial system before the enactment of Law 26702 was Legislative Decree 637, passed in 1991 and amended by Legislative Decree 770, which substantially reformed the Peruvian financial system, modifying regulations initially issued in 1930.

(ii) Central Bank

The Central Bank was created in 1931. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The Central Bank regulates Perú’s money supply, administers international reserves, issues currency, determines Perú’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Perú before the IMF and the Latin American Reserve Fund.

The highest decision-making authority within the Central Bank is the seven member Board of Directors. Each Director serves a five-year term. Of the seven Directors, four are selected by the executive branch and three are selected by the Congress. The Chairman is one of the executive branch nominees, but must be approved by the Congress.

The Board of Directors develops and oversees monetary policy, establishes reserve requirements for entities within the financial system, and approves guidelines for the management of international reserves. All entities within the financial system are required to comply with the decisions of the Central Bank.

(iii) SBS

The SBS, whose authority and activities are discussed in “–11. Supervision and Regulation,” is the regulatory authority charged with implementation and enforcement of the norms contained in Law 26702 and, more generally, with the supervision and regulation of all financial institutions in Perú.

(iv) Financial System Institutions

Under Peruvian law, financial system institutions are classified as banks, financing companies, other non-banking institutions, specialized companies, and investment banks. BCP is classified as a bank.

Banks

A bank is defined by Law 26702 as an enterprise whose principal business consists of the receipt of monies from the public, whether in deposits or under any other contractual form, and the use of such monies (together with its own capital and funds obtained from other sources) to grant loans or discount documents, or in operations subject to market risks.

Banks are permitted to carry out various types of financial operations, including the following: (i) receiving demand deposits, time deposits, savings deposits and deposits in trust; (ii) granting direct loans; (iii) discounting or advancing funds against bills of exchange, promissory notes, and other credit instruments; (iv) granting mortgage loans and accepting bills of exchange in connection therewith; (v) granting conditional and unconditional guaranties; (vi) issuing, confirming, receiving and discounting letters of credit; (vii) acquiring and discounting certificates of deposit, warehouse receipts, bills of exchange and invoices of commercial transactions; (viii) performing credit operations with local and foreign banks, as well as making deposits in such institutions; (ix) issuing and placing local currency and foreign currency bonds, as well as promissory notes and negotiable certificates of deposits; (x) issuing certificates in foreign currency and entering into foreign exchange transactions; (xi) purchasing banks and non-Peruvian institutions which conduct financial intermediation or securities exchange transactions, in order to maintain an international presence; (xii) purchasing, holding and selling gold and silver as well as stocks and bonds listed on one of the Peruvian stock exchanges and issued by companies incorporated in Perú; (xiii) acting as financial agent for investments in Perú for external parties; (xiv) purchasing, holding and selling instruments evidencing public debt, whether internal or external, as well as obligations of the Central Bank; (xv) making collections, payments and transfers of funds; (xvi) receiving securities and other assets in trust and leasing safety deposit boxes; and (xvii) issuing and administering credit cards and accepting and performing trust functions.

In addition, banks may carry out financial leasing operations by forming separate departments or subsidiaries and may also promote and direct operations in foreign commerce, underwrite initial public offerings, and provide financial advisory services apart from the administration of their clients’ investment portfolios. By forming a separate department within the bank, universal banks may also act as trustees in trust agreements.

Law 26702 authorizes banks to operate, through their subsidiaries, warehouse companies, securities brokerage companies and leasing companies, and to establish and administer mutual funds.

Branches of foreign banks enjoy the same rights and are subject to the same obligations as branches of Peruvian banks. Multinational banks, with operations in various countries, may engage in the same activities as Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in the local market, such banks must maintain a certain portion of their capital in Perú, in an amount not less than the minimum amount required of Peruvian banks.

Finance Companies

Under Law 26702, finance companies are authorized to carry out the same operations as banks, with the exception of (i) issuing loans as overdrafts in checking accounts, (ii) engaging in certain derivative operations, (iii) originating securitization operations, (iv) and establishing subsidiaries in certain specialized fields, such as bonded warehouses, currency transportation and custody, among others.

Other Financial Institutions

The Peruvian financial system has a number of less significant entities which may provide credit, accept deposits or otherwise act as financial intermediaries on a limited basis. Leasing companies specialize in financial leasing operations by which goods are leased over the term of the contract with the option of purchasing such goods at a predetermined price. Savings and loans associations or cooperatives may accept certain types of savings deposits and provide other similar financial services.

Perú also has numerous mutual housing associations, municipal savings and credit associations, savings and credit cooperatives and municipal credit bureaus. The impact of these institutions on the financial system in Perú has not been significant.

Insurance Companies

Since the deregulation of the Peruvian insurance industry in 1991, insurance companies are authorized to conduct all types of operations and to enter into all forms of agreements necessary to offer risk coverage to customers. Insurance companies may also invest assets, subject to the regulations on investment limits and reserves established in Law 26702 and the regulations issued by the SBS.

Law 26702 is the principal law governing insurance companies in Perú. The SBS is charged with the supervision and regulation of all insurance companies, and the formation of a corporation as an insurance company requires prior authorization of the SBS.

Prior to 1991, all reinsurance activities were conducted through Reaseguradora Peruana S.A., an entity controlled by the Peruvian government, which is currently in liquidation. Today, Peruvian insurance companies are permitted to seek reinsurance from other sources.

The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 12 in 1996, but increasing to 16 as of December 31, 2002, as new insurance companies specializing in life insurance are created.

11. Supervision and Regulation

(i) Credicorp

There are no applicable regulatory controls under the laws of Bermuda that would be likely to have a material impact upon Credicorp’s future operations. Under Bermuda law, there is no regulation applicable to Credicorp, as a holding company, that would require Credicorp to separate the operations of its subsidiaries incorporated and existing outside Bermuda. Since Credicorp’s activities will be conducted primarily through subsidiaries in Perú, the Cayman Islands, Colombia and Bolivia, a summary of Peruvian banking and insurance regulations and Cayman Islands banking regulations is set forth below.

Certain requirements set forth in Law 26702 and certain SBS regulations, including SBS Resolution No.446-2000, dated June 2000, which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates,” are applicable to Credicorp and BCP. These regulations affect Credicorp and BCP primarily in the areas of reporting and risk control guidelines, limitations, ratios, and capital requirements.

Since Credicorp’s Common Shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, Credicorp is subject to certain reporting requirements of the Comision Nacional Supervisora de Empresas y Valores (“CONASEV”), the securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listings–(C) Markets–The Lima Stock Exchange–(ii) Market Regulation.”

(ii) BCP

Overview

The operations of BCP are regulated by Peruvian law. The regulatory framework for the operations of the Peruvian financial sector is set forth in Law 26702. Implementation and enforcement of Law 26702 are effected by periodic resolutions issued by the SBS. See “–10. The Peruvian Financial System.” The SBS, under the direction of the Superintendent of Banks and Insurance Companies, supervises and regulates those entities that Law 26702 classifies as financial institutions, including commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must seek the authorization of the SBS before initiating new operations.

BCP’s operations are supervised and regulated by the SBS and the Central Bank. Violators of specified provisions of Law 26702 and its underlying regulations are subject to administrative sanctions and criminal penalties. Additionally, the SBS and the Central Bank have the authority to fine financial institutions and their directors and officers if they violate Peruvian laws, regulations or their own institutions’ bye-laws.

CONASEV is the Peruvian government institution charged with promoting the securities markets, ensuring fair competition in the markets, supervising the proper management of businesses that trade in the markets and regulating their activities and accounting practices. BCP must inform CONASEV of significant events affecting its business and is required to provide financial statements to the Lima Stock Exchange on a quarterly basis. BCP is regulated by CONASEV through Credibolsa, BCP’s wholly-owned brokerage house, and Credifondo, BCP’s wholly-owned mutual fund administration company. CONASEV examines Credibolsa and Credifondo on a regular basis.

Under Peruvian law, banks are permitted to conduct brokerage operations and administer mutual funds, but must conduct such operations through subsidiaries. Bank employees, however, may market the financial products of the bank’s brokerage and mutual fund subsidiaries. Banks are prohibited from issuing insurance policies, but are not prohibited from distributing insurance policies issued by insurance companies.

Authority of the SBS

Perú’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms), insurance and reinsurance companies, companies that receive deposits from the general public and other similar entities as defined by the law. In addition, the SBS supervises the Central Bank to ensure that it abides by its statutory charter and bye-laws.

The SBS is granted administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority, and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the Central Bank, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolution, and reorganization of banks, financial institutions, and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as Credicorp); (iv) reviewing the bye-laws and amendments thereto of these companies; (v) setting forth criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the Central de Riesgos (Bank Risk Assessment Center), to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Perú’s banks). In addition to supervising BCP, the SBS supervises Credicorp on the basis that it is a financial conglomerate conducting the majority of its operations in Perú.

Management of Operational Risk

SBS Resolution No. 006, enacted in January 2002, approved guidelines for the management of operational risk, which includes a broad range of risks. The Resolution defines operational risks as those dealing with the possibility of suffering financial losses due to deficiencies in internal procedures, information technology or personnel, or the occurrence of adverse external events. It also establishes responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in the performance of their operations and services in order to minimize possible financial losses due to inadequate or non-existent policies or procedures. Banks must be in compliance with the new requirements by June 2003.

Credicorp, following these SBS guidelines as well as guidelines issued by the Basel Committee on Banking Supervision and the advice of international consultants, has set up at BCP a specialized unit in charge of introducing advanced risk control procedures. In forming this unit, Credicorp intends to be guided by the risk control standards of international financial institutions noted for their leadership in this field. The unit’s overall objective is the implementation of an efficient and permanent monitoring system for the control of operational risks. There are ongoing initiatives for the establishment of operational risk management procedures at other Credicorp subsidiaries. Additionally, procedures that will allow Credicorp to comply specifically with internal controls requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 are being developed as part of a company-wide effort.

In March 2003, BCP’s Board of Directors approved the creation of a new Operational Risk Committee for BCP. The Committee is chaired by Credicorp’s Chief Financial and Accounting Officer and its members include managers from the Legal, Human Resources, Systems, Internal Audit, Banking Services and Risks divisions of BCP.

Capital Adequacy Requirements

Since the approval of Legislative Decree 637 in 1991, the SBS has issued capital adequacy requirements for credit institutions, adopting a framework structurally similar to that proposed by the Basel Accord. Weights assigned to various classes of assets and the contents of the classifications were initially more stringent under Legislative Decrees 637 and 770 than under the Basel Accord. Law 26702 has adopted criteria similar to the Basel Accord and provides for five categories of assets, with different risk weights assigned to each category. The categories range from Risk-free Assets, to which a weighting of 0% is assigned, to Assets, which require a weighing of 100%. Banks are required to prepare and submit to the SBS, within the first 15 days of each month, a report analyzing the bank’s assets for the previous month and totaling the bank’s regulatory capital. Foreign currency-denominated assets are valued in Nuevos Soles at the SBS average exchange rate in effect as of the date of each such report.

According to Article 184 of Law 26702, regulatory capital consists of the sum of (i) paid-in capital, legal reserves, discretionary reserves (if any), generic reserves for losses in the loan portfolio or other indirect credit exposure (up to 1% of the total value of both) and a percentage of certain subordinated bonds issued by the bank, less (ii) equity investments in all consolidated subsidiaries. The resulting amount is adjusted to reflect profits or losses from previous years and for the current year, as well as to reflect adjustments for exposure to inflation and for the deficit in the reserves, less the balance, if any, of the reserve for asset revaluation. According to Article 184, regulatory capital can be segmented and applied to cover credit risks and market risks. Beginning in March 1999, the SBS issued regulations requiring the segregation of regulatory capital to cover foreign exchange risk exposure, and, starting in June 30, 2000, to cover risk related to investments in equity shares.

Law 26702 requires that the total amount of risk-weighted assets not exceed 11 times the regulatory capital of the bank, meaning that BCP must maintain regulatory capital at a level of at least 9.09% of its total risk-weighted assets. The limit of 11 times risk-weighted assets to regulatory capital was phased in, becoming effective in December 1999. Any bank that is not in compliance with the capital adequacy requirements of Law 26702 is required to post a special deposit with the Central Bank, which is frozen until such bank is within the capital adequacy requirements. Regulatory capital in excess of credit risk requirements may be applied to cover market risks. In general, foreign exchange risk positions require a coverage of 9.09% of regulatory capital. As of December 31, 2002, BCP’s unconsolidated amount of risk-weighted assets was 9.6 times regulatory capital, or regulatory capital was 10.4% of risk-weighted assets which included US$198.3 million of market risk assets.

Regulations for the supervision of market risks, enacted in May 1998, require banks to establish internal policies and procedures to monitor these risks, as well as market risk exposure limits. Regulations define market risks as the probable loss derived from exposure to various classes of commodities, securities, foreign exchange, derivative operations or commercial assets that banks may hold, that could be registered or not in their balance sheets.

Legal Reserve Requirements

Pursuant to Article 67 of Law 26702, all banks must create a legal reserve. Each year a bank must allocate 10% of its net income to its legal reserve until its legal reserve is equal to 35% of its paid-in capital stock. Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above. As of December 31, 2002, BCP’s unconsolidated legal reserve was S/.510.8 million (US$145.4 million), equivalent to 46.7% of BCP’s paid-in capital as of such date.

Provisions for Loan Losses

Guidelines for the establishment of provisions for loan losses by Peruvian credit institutions, including commercial banks, are set by the SBS. Law 26702 grants authority to the SBS to establish generic loan reserves of up to 1% on loans classified in the Normal (A) risk category. See “–12. Selected Statistical Information–(iii) Loan Portfolio–Classification of the Loan Portfolio.”Additionally, Law 26702 does not allow for the inclusion of collateral in determining the net amount of outstanding credit risk subject to provision.

Provisions for Country Risk

SBS Resolution No. 505, enacted in June 2002, requires the establishment of provisions for exposure to country risk, which is defined as including sovereign risk, transfer risk and expropriation or nationalization risk, that may affect operations with companies or individuals in foreign countries. Additionally, the SBS established guidelines for the procedures and responsibilities for the management of country risk, to be applied no later than October 31, 2002. Operations subject to country risk were to have required provisions registered by January 31, 2003. Procedures already followed by Credicorp for the control of its exposure in different countries are similar to the guidelines of this Resolution, except for the required provisions. As of March 2003, Credicorp complied with the required provision level of US$1.8 million, which was charged against BCP’s results.

Central Bank Reserve Requirements

Under Law 26702, banks and finance companies are required to maintain an encaje (legal reserve) for certain obligations. The Central Bank may require additional and marginal reserves. The exact level and method of calculation of the reserve requirement is set by the Central Bank. For purposes of calculating the required legal reserve, the following, pursuant to regulations issued by the SBS, are obligations: demand and time deposits, savings accounts, securities, certain bonds and funds administered by the bank.

Since August 2000 the rate of the legal reserve has been 6% (formerly 7%) of the obligations described above. The reserve may be kept in cash by the corresponding bank or finance company, with a minimum of 1% held in deposits in current accounts in the Central Bank. As of December 31, 2000, additional reserves for obligations in foreign currency are determined in two steps. First, foreign currency obligations exceeding the base amount, set as the average daily balance during July 2000, are subject to a 20% reserve requirement (45% during 1997). In the second step, the obligations equal to or less than the base amount average balance are subject to a reserve requirement “average rate” of approximately 34% since August 2000. This average rate was approximately 43% during 1997, decreasing 4.5 percentage points in the last months of 1998, and again by 3 percentage points in August 2000. The legal reserve (6%) and the additional reserve must be calculated in Nuevos Soles for obligations in local currency and in U.S. Dollars for obligations in foreign currency. The Central Bank also establishes the interest rate payable from time to time on the reserves that exceed the legal 6% requirement. The Central Bank oversees compliance with the reserve requirements.

In the past few years, the Central Bank has on numerous occasions changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Changes in the supervision and regulation of BCP, such as changes in deposit reserve requirements or in the amount of interest payable on deposit reserve requirements, may adversely affect the business, financial condition and results of operations of Credicorp.

Lending Activities

Law 26702 sets maximum amounts of credit that each financial institution may extend to a single borrower. For purposes of Law 26702, a single borrower includes an individual or an economic group. An economic group constituting a single or common risk, according to Law 26702, includes a person, such person’s close relatives and companies in which such person or close relatives have significant share ownership or decision-making capability. According to current regulations, shareholders who own or control directly or indirectly at least one-tenth of a company’s shares are considered significant shareholders. Significant decision-making capability is deemed to be present when, among other factors, a person or group can exercise material and continuous influence upon the decisions of a company, when a person or company holds seats on the Board of Directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficial recipient of credit facilities granted to another company.

The limits for credit extended to one borrower vary according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. As of December 31, 2002, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/.140.9 million (US$40.1 million) for unsecured loans, and the 30.0% limit amounted to S/.422.6 million (US$120.3 million) for secured loans. If a financial institution exceeds these limits, the SBS may impose a fine on the institution.

In certain limited circumstances, the Central Bank has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans pursuant to Article 52 of the organic law of the Central Bank. No such limits are currently in place. However, there can be no assurance that in the future the Central Bank will not establish maximum limits on the interest rates that commercial banks or other financial institutions may charge.

Related Party Transactions

Law 26702 regulates and limits transactions with related parties and affiliates of financial institutions. In 1997, the SBS and CONASEV enacted regulations with precise definitions of indirect ownership, related parties and economic groups, which serve as the basis for determining limits on transactions with related parties and affiliates. These regulations also provide the basis for the subsequent development of specific standards for the supervision of financial and mixed conglomerates formed by financial institutions.

The total amount of loans to directors, employees or close relatives of any such persons may not exceed 7% of a bank’s paid-in capital in the aggregate. All loans made to any single related party borrower may not exceed 0.35% of paid-in capital (i.e., 5% of the overall 7% limit).

In addition, under Law 26702, as amended by Law 27102, the aggregate amount of loans to related party borrowers considered to be an economic group may not exceed 30% (previously 75%) of a bank’s regulatory capital. For purposes of this test, related party borrowers include any corporation holding, directly or indirectly, 4% or more of a bank’s shares, directors, certain of a bank’s principal executive officers or persons affiliated with the administrators of the bank. See “—Lending Activities” above for the meaning of “economic group” under Law 26702. Loans to individual related party borrowers are also subject to the limits on lending to a single borrower described under “—Lending Activities” above. All loans to related parties must be made on terms no more favorable than the best terms that the bank offers to the public.

Ownership Restrictions

Law 26702 establishes certain restrictions on the ownership of a bank’s shares. Banks must have at least two unrelated shareholders at all times. Restrictions are placed on the ownership of shares of any bank by persons that have committed certain crimes, as well as by public officials who have supervisory powers over banks or who are majority shareholders of an enterprise of a similar nature. All transfers of shares in a bank must be reported after the fact to the SBS by the bank. Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock must receive prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders in the case of juridical persons) are legally disabled, have engaged in illegal activity in the areas of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency. The decision of the SBS on this matter is final, and cannot be overturned in the courts. If a transfer is effected without obtaining the prior approval of the SBS, the purchaser may be fined an amount equivalent to the value of the securities transferred. In addition, the purchaser will be required to sell the securities within thirty days, or the fine will double, and the purchaser is disqualified from exercising its voting rights at shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals and are subject to the limitations described above.

Risk Rating

Law 26702 and SBS Resolution No. 672, enacted in October 1997, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis (updated in March and September), in addition to the SBS’s own assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A”, lowest risk, to “E”, highest risk, allowing for sub-categories within each letter. As of September 2002, BCP was assigned the “A” risk category by its two rating agencies.

Deposit Fund

Law 26702 provides for mandatory deposit insurance to protect all types of deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund, or the “Fund”) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premiums begin at 0.45% of total funds on deposit under the coverage of the Fund, if the bank is classified in the lowest risk category, and increase to 1.45% applicable to banks in the highest risk category. The maximum amount that a customer is entitled to recover from the Fund is S/.68,067 from June through August 2003.

Intervention by the SBS

Pursuant to Law 26702, as amended by Law 27102, the SBS has the power to seize the operations and assets of a bank. These laws provide for three levels of intervention by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken upon the occurrence of certain events, including if such bank: (i) interrupts payments on its liabilities, (ii) repeatedly fails to comply with the instructions of the SBS or the Central Bank, (iii) repeatedly violates the law or the provisions of the bank’s bye-laws, (iv) repeatedly manages its operations in an unauthorized or unsound manner; or (v) its regulatory capital falls or is reduced by more than 50%. Rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on a commercial bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which the bank must adhere to a financial restructuring plan.

The SBS intervention regime, halts a bank’s operations and may last for a maximum of 45 days, which may be extended for a second period of up to 45 additional days, during which time the SBS may institute measures such as: (i) canceling losses by reducing reserves, capital and subordinated debt, (ii) segregating certain assets and liabilities for transfer to another financial institution, and (iii) merging the intervened bank with another acquiring institution according to the program established by Urgent Decree No. 108-2000, of November 2000. After the intervention, the SBS will proceed to liquidate the bank except if the preceding option (iii) was applied.

(iii) ASHC

General

Atlantic Security Bank (“ASB”), a subsidiary of ASHC, is a Cayman Islands bank with a branch in Panama. ASB is regulated by the regulatory authorities of the Cayman Islands and the Panama branch is regulated by the banking authorities of Panama. The supervision of ASB by Cayman Islands and Panamanian regulatory authorities is less extensive than the supervision and regulation of U.S. banks by U.S. banking authorities. In particular, ASB does not have a lender of last resort and its deposits are not guaranteed by any government agency.

ASB is registered as an exempted company and licensed in the Cayman Islands pursuant to the Banks and Trust Companies Law (2003 Revision) (the “Cayman Banking Law”). ASB holds an unrestricted Category B Banking License and a Trust License. As a holder of a Category B License, ASB may not take deposits from any person resident in the Cayman Islands other than another licensee or an exempted or an ordinary non-resident company which is not carrying on business in the Cayman Islands.

ASB also may not invest in any asset which represents a claim on any person resident in the Cayman Islands except a claim resulting from: (i) a loan to an exempted or an ordinary non-resident company not carrying on business in the Cayman Islands; (ii) a loan by way of mortgage to a member of its staff or to a person possessing or being deemed to possess Caymanian status under the Immigration Law, for the purchase or construction of a residence in the Cayman Islands to be owner-occupied; (iii) a transaction with another licensee; or (iv) the purchase of bonds or other securities issued by the government of the Cayman Islands, a body incorporated by statute, or a company in which the government is the sole or majority beneficial owner. In addition, ASB may not, without the written approval of the Cayman Islands Monetary Authority (the “Authority”), carry on any business in the Cayman Islands other than for which the “B” license has been obtained.

There are no specified ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices. As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33-to-1 (12%). There is a statutory minimum net worth requirement of US$480,000, but, in the normal course of events, the Authority will require a bank or trust company to maintain a higher paid-in capital appropriate to its business. It is the practice of the Authority to require compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Monitoring of compliance with the Cayman Banking Law is the responsibility of the Authority.

Continuing Requirements

Under the law of the Cayman Islands, ASB is subject to the following continuing requirements: (i) to ensure good standing under the Cayman Islands Companies Law, including the filing of annual and other returns and the payment of annual fees, (ii) to file with the Registrar of Companies particulars of any change in the information or documents required to be supplied to him and to pay annual fees, (iii) to file quarterly with the Authority certain prescribed forms, (iv) to file with the Authority audited accounts within three months of each financial year; in the case of a locally incorporated bank which is not part of a substantial international banking group, current practice is also to request a senior officer or board member to discuss these accounts each year personally at a meeting with the Authority, and (v) to file an annual questionnaire.

ASB is required by the Cayman Banking Law to have at least two directors. Additionally, ASB must receive prior approval from the Authority (i) for any proposed change in the directors or senior officers, though in exceptional cases a waiver can be obtained enabling changes to be reported after the event or even annually in the case of a branch of a substantial international bank, (ii) for the issue, transfer or other disposal of shares (it is rare for a waiver to be granted in respect of shares except in the case of a branch of a substantial international bank and where the shares are widely held and publicly traded), (iii) for any significant change in the “business plan” filed on the filing of the original License application, or (iv) to open a subsidiary, branch, agency or representative office outside the Cayman Islands. Finally, ASB must obtain the prior approval of the Authority to change its name and must also notify the Authority of any change in the principal office and authorized agents in the Cayman Islands.

(iv) Banco Tequendama

The Colombian financial system operates within the framework of Law 45, which has been modified repeatedly since 1990 in order to make Colombian banks more competitive and to comport with the Basel Accord guidelines, including the requirement to report consolidated financial statements. Banking regulations are issued by the Banco de la República (the “Colombian Central Bank”) and by the Superintendencia Bancaria (the “Banking Superintendency”). The Colombian Central Bank is in charge of monetary and exchange rate policies, setting legal reserves and possible interest rate controls. It also acts as banker to Colombia’s financial institutions and as the lender of last resort. The Banking Superintendency supervises financial activities to ensure compliance with Colombia’s law of financial institutions, with the exception of brokerage houses, which fall under the jurisdiction of the Superintendencia de Valores (the Securities Superintendency).

(v) BCB

The Bolivian banking system operates under the Ley de Bancos y Entidades Financieras (the Law of Banks and Financial Entities) No. 1488, enacted on April 14, 1993, which grants supervisory powers to the Superintendency of Banks and Financial Entities. Additionally, Banco Central de Bolivia (the Central Bank of Bolivia) regulates financial intermediation and deposit gathering activities, determines monetary and foreign exchange policies, and establishes reserve requirements on deposits and capital adequacy guidelines that banks and financial companies must follow. The Superintendencia de Valores (the Securities Superintendency) supervises brokerage activities, as conducted through Credibolsa S.A., BCB’s subsidiary, which operates under the Ley del Mercado de Valores (the Securities Markets Law) No. 1834, enacted on March 31, 1998.

(vi) PPS

Overview

The operations of PPS are regulated by Law 26702 and the SBS. Peruvian insurance companies must regularly submit reports to the SBS regarding their operations. In addition, the SBS conducts on-sight examinations of insurance companies at least on an annual basis, primarily to review compliance with the solvency margin and reserve requirements, investment requirements and the rules governing the recognition of premium income. If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements, or is unable to pay claims as they come due, it may either liquidate the company or permit it to merge with another insurance company.

Under Peruvian law, insurance companies may engage in certain credit risk operations, such as guarantees, bonds and trusteeships, but are prohibited from offering other banking services, operating mutual funds or offering portfolio management services. In addition, insurance companies may not conduct brokerage operations for third parties.

Peruvian insurance companies are prohibited from having an ownership interest in other insurance or reinsurance companies or in private pension funds.

Establishment of an Insurance Company

Insurance companies must seek the authorization of the SBS before commencing operations. Peruvian law establishes certain minimum capital requirements for insurance and reinsurance companies. These requirements must be met through cash investments in the company. The statutory amounts are expressed in constant value and are adjusted quarterly based on the Indice de Precios al Por Mayor (the Wholesale Price Index).

Solvency Requirements

Pursuant to Law 26702, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin is based upon calculations that take into account the amount of premiums written and losses incurred during a specified period prior to date on which the calculation is made.

Insurance companies must also maintain “solvency equity,” which must at least be equal to the highest of (a) the solvency margin, or (b) the minimum capital requirement, as established by law, or (c) the company’s overall indebtedness, calculated in accordance with the provisions of Law 26702. The required amount of solvency equity is recalculated at least quarterly and is adjusted for inflation. If the insurance company has outstanding credit risk operations, part of the solvency equity should be segregated for their coverage.

Legal Reserve Requirements

Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policyholders, by setting aside 10% of adjusted income before taxes, until the reserve reaches at least 35% of paid-in capital. For PPS, the minimum capital required as of June 30, 2003 is S/.11.9 million (US$3.4 million).

Reserve Requirements

Pursuant to Law 26702 and regulations issued by the SBS, Peruvian insurance companies must establish Technical Reserves. See “—5. Insurance—(ii) Claims and Reserves.” Law 26702 also requires insurance companies to create a reserve for IBNR claims, but SBS regulations implementing this law permit gradual additional reserves through December 31, 2002. Estimated IBNR claims are reflected as a liability, net of recoveries and reinsurance, in the Credicorp Consolidated Financial Statements, and estimated by taking into consideration the arithmetic progression of the percentages of reserves incurred but not reported, computed over the actual figures for the years 1994 through 2001, inclusive. See Note 2(e) to the Credicorp Consolidated Financial Statements. Finally, PPS is required by the SBS to establish pre-event reserves for risk of catastrophes. See “—5. Insurance—(ii) Claims and Reserves.”

Investment Requirements

Pursuant to Law 26702, the total amount of an insurance company’s “solvency equity” and Technical Reserves must be permanently supported by diversified assets, which may not be pledged or otherwise encumbered. The investment regulations further specify that deposits in and bonds of one financial institution together cannot exceed 10% of the total of an insurer’s “solvency equity” and Technical Reserves combined. In general, no more than 20% of an insurance company’s “solvency equity” and Technical Reserves combined may be invested in instruments (including stocks and bonds) issued by a company or group of companies. In addition, in order for an insurance company to invest in non-Peruvian securities, such securities must be rated by an internationally recognized credit rating company. Securities owned by insurance companies must be registered in the Public Registry of Securities of Perú or the analogous registry of their respective country.

Related Party Transactions

Law 26702 generally provides that insurance companies may not extend credit to or guarantee the obligations of employees or members of the Board of Directors, except for home mortgage loans to employees.

Ownership Restrictions

Law 26702 establishes the same types of restrictions with respect to the ownership and transfer of insurance company shares as it does with respect to the ownership and transfer of shares in banks. See “—11. Supervision and Regulation—(ii) BCP—Overview.”

12. Selected Statistical Information

The following tables present certain selected statistical information and ratios for Credicorp for the periods indicated. The selected statistical information should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Credicorp Consolidated Financial Statements and the notes thereto. The statistical information and discussion and analysis presented below for 2002, 2001 and 2000 reflect the consolidated financial position of Credicorp and its subsidiaries, including BCP, ASHC, PPS and Banco Tequendama, as of December 31, 2002, 2001 and 2000 and the results of operations for 2002, 2001 and 2000.

(i) Average Balance Sheets and Income from Interest-Earning Assets

The tables below set forth selected statistical information based on Credicorp’s average balance sheets prepared on a consolidated basis. Except as otherwise indicated, average balances, when used, have been classified by currency (Nuevos Soles or foreign currency (primarily U.S. Dollars)), rather than by the domestic or international nature of the balance. In addition, except where noted, such average balances are based on the quarterly ending balances in each year, with any such quarter-end balance denominated in Nuevos Soles having been converted into U.S. Dollars using the applicable SBS exchange rate as of the date of such balance. Nominal average interest rates have, in certain cases, been restated as real average interest rates using the formula described below. Management believes that adjusting average balances and average interest rates for inflation in this manner provides more meaningful information for investors than unadjusted average balances and rates and does not believe that the quarterly averages present trends materially different from those that would be presented by daily averages.

Real Average Interest Rates

The real average interest rates set forth in the tables below have been calculated by adjusting the nominal average interest rates on Nuevo Sol-denominated and foreign currency-denominated assets and liabilities using the following respective formulas:

Where:

R(s) = real average interest rate on Nuevo Sol-denominated assets and liabilities for the period.
R(d) = real average interest rate on foreign currency-denominated assets and liabilities for the period.
N(s) = nominal average interest rate on Nuevo Sol-denominated assets and liabilities for the period.
N(d)= nominal average interest rate on foreign currency-denominated assets and liabilities for the period.
D = devaluation rate of the Nuevo Sol relative to the U.S. Dollar for the period.
I = inflation rate in Perú for the period (based on the Peruvian wholesale inflation rate).

Under these adjustment formulas, assuming positive nominal average interest rates, the real average interest rate on a portfolio of Nuevo Sol-denominated assets or liabilities would be equal to the nominal average interest rate on that portfolio if the inflation rate were zero. The real average interest rate would be less than the nominal average interest rate if the inflation rate were positive, and the real average interest rate would be greater than the nominal average interest rate if the inflation rate were negative (i.e., becomes a deflation rate). In addition, the real average interest rate would be negative if the inflation rate were greater than the average nominal interest rate.

Similarly, assuming positive nominal average interest rates, the real average interest rate on a portfolio of foreign currency-denominated assets or liabilities would be equal to the nominal average interest rate on that portfolio if the difference between the inflation rate and the devaluation rate were zero. The real average interest rate would be less than the nominal average interest rate if the inflation rate were greater than the devaluation rate, and the real average interest rate would be greater than the nominal average interest rate if the inflation rate were less than the devaluation rate. In addition, the real average interest rate would be negative if the inflation rate were greater than the sum of (i) the average nominal interest rate, (ii) the devaluation rate, and (iii) the product of (A) the average nominal interest rate and (B) the devaluation rate.

The formula for the real average rate for foreign currency-denominated assets and liabilities (R(d)) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Nuevo Sol and the inflation rate in Perú during the relevant period.

The following example illustrates the calculation of the real average interest rate for a foreign currency-denominated asset during a particular period bearing a nominal average interest rate of 20% per year (N(d) = 0.20) during the period, assuming a 15% annual devaluation rate (D = 0.15) and a 25% annual inflation rate (I = 0.25) during the period:

The real average interest rate is less than the nominal average interest rate in this example because the inflation rate is greater than the devaluation rate. If the inflation rate had been less than the devaluation rate (e.g., 25% and 40%, respectively), the real average interest rate would have been greater than the nominal average interest rate. If the inflation rate had been equal to the devaluation rate (e.g., 25% and 25%, respectively), the real average interest rate would have been equal to the nominal average interest rate. At any annual inflation rate above 38% in the original example (which is equal to the sum of N(d), D, and the product of N(d) and D in that example), the real average interest rate would be negative.

The following tables show quarterly average balances for all of Credicorp’s assets and liabilities, interest earned and paid amounts, and nominal rates and real rates for Credicorp’s interest-earning assets and interest-bearing liabilities, all for the years ended December 31, 2000, 2001 and 2002. Loan fees, which are not material, are included in the tables as interest earned.

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates

					Year ended December 31,
	2000				2001				2002
ASSETS (1)	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate

Interest-earning assets:	(U.S. Dollars in thousands, except percentages)
Deposits in Central Bank
Nuevos Soles	US$ -	US$ -	- 3.57%	0.00%	US$ -	US$ -	0.13%	0.00%	US$ -	US$ -	- 1.48%	0.00%
Foreign Currency	1,031,965	63,839	3.57	6.19	1,033,486	39,472	- 2.05	3.82	1,161,511	20,752	2.32	1.79
Total	1,031,965	63,839	3.57	6.19	1,033,486	39,472	- 2.05	3.82	1,161,511	20,752	2.32	1.79
Deposits in other banks
Nuevos Soles	31,625	7,033	17.88	22.24	14,775	2,465	12.52	16.68	23,589	2,805	10.24	11.89
Foreign Currency	327,303	13,453	1.55	4.11	605,492	23,586	- 1.97	3.90	467,546	12,959	3.31	2.77
Total	358,928	20,486	2.99	5.71	620,267	26,051	- 1.63	4.20	491,135	15,764	3.64	3.21
Investment securities
Nuevos Soles	105,387	16,382	11.42	15.54	131,314	15,725	7.98	11.97	195,829	9,775	3.44	4.99
Foreign Currency	473,898	57,262	9.33	12.08	734,574	66,882	2.94	9.11	711,860	62,949	9.41	8.84
Total	579,285	73,644	9.71	12.71	865,888	82,607	3.70	9.54	907,689	72,724	8.13	8.01
Total loans (2)
Nuevos Soles	522,016	138,498	22.02	26.53	559,968	137,438	20.10	24.54	560,090	114,509	18.66	20.44
Foreign Currency	4,019,793	460,344	8.71	11.45	3,819,865	406,817	4.40	10.65	3,595,232	305,832	9.08	8.51
Total	4,541,809	598,842	10.24	13.19	4,379,833	544,255	6.41	12.43	4,155,322	420,341	10.37	10.12
Total dividend-earning assets (3)
Nuevos Soles	176,305	4,880	- 0.90	2.77	124,130	1,106	- 2.71	0.89	104,523	439	- 1.06	0.42
Foreign Currency	168,075	1,844	- 1.39	1.10	108,545	1,281	- 4.54	1.18	155,536	1,854	1.72	1.19
Total	344,380	6,724	- 1.14	1.95	232,675	2,387	- 3.56	1.03	260,059	2,293	0.60	0.88
Total interest-earning assets
Nuevos Soles	835,333	166,793	15.69	19.97	830,187	156,734	14.64	18.88	884,031	127,528	12.73	14.43
Foreign Currency	6,021,034	596,742	7.21	9.91	6,301,962	538,038	2.41	8.54	6,091,685	404,346	7.20	6.64
Total	6,856,367	763,535	8.24	11.14	7,132,149	694,772	3.83	9.74	6,975,716	531,874	7.90	7.62
Non interest-earning assets:
Cash and due from banks
Nuevos Soles	65,298				77,033				112,584
Foreign Currency	205,962				189,794				156,748
Total	271,260				266,827				269,332
Reserves for loan losses
Nuevos Soles	(33,630)				(30,588)				(27,897)
Foreign Currency	(312,001)				(316,810)				(318,030)
Total	(345,631)				(347,398)				(345,927)
Premises and equipment
Nuevos Soles	169,659				169,398				160,807
Foreign Currency	99,331				88,335				97,861
Total	268,990				257,733				258,668
Other non-interest-earning assets
Nuevos Soles	224,479				196,808				134,430
Foreign Currency	328,187				340,796				435,543
Total	552,666				537,604				569,973
Total non-interest-earning assets
Nuevos Soles	425,806				412,651				379,924
Foreign Currency	321,479				302,115				372,122
Total	747,285				714,766				752,046
Total average assets
Nuevos Soles	1,261,138	166,793	9.19	13.23	1,242,838	156,734	8.59	12.61	1,263,954	127,528	8.46	10.09
Foreign Currency	6,342,512	596,742	6.72	9.41	6,604,078	538,038	2.04	8.15	6,463,806	404,346	6.81	6.26
Total	7,603,650	763,535	7.13	10.04	7,846,916	694,772	3.08	8.85	7,727,760	531,874	7.08	6.88
_______________________
(1)	Does not include out-of-period adjustments.
(2)

Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued but unpaid interest for years prior to the year in which a loan became past due is included.

(3)	As per IAS, dividends are considered interest income.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates

					Year ended December 31,
	2000				2001				2002
LIABILITIES (1)	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate

Interest-bearing liabilities:	(U.S. Dollars in thousands, except percentages)
Demand deposits
Nuevos Soles	US$152,873	US$10,001	2.74%	6.54%	US$210,110	US$6,532	- 0.57%	3.11	US$222,701	US$2,003	- 0.59%	0.90%
Foreign Currency	424,693	8,101	- 0.60	1.91	504,118	4,785	- 4.75	0.95	596,031	2,735	0.99	0.46
Total	577,566	18,102	0.29	3.13	714,228	11,317	- 3.52	1.58	818,732	4,738	0.56	0.58
Savings deposits
Nuevos Soles (2)	221,784	14,165	2.59	6.39	236,524	10,168	0.58	4.30	262,468	3,461	- 0.18	1.32
Foreign Currency	1,102,687	36,323	0.75	3.29	1,061,811	21,140	- 3.77	1.99	1,083,712	5,897	1.07	0.54
Total	1,324,471	50,488	1.06	3.81	1,298,335	31,308	- 2.98	2.41	1,346,180	9,358	0.83	0.70
Time deposits
Nuevos Soles	311,150	43,236	9.83	13.90	379,206	32,854	4.79	8.66	466,783	18,120	2.35	3.88
Foreign Currency	2,848,093	215,079	4.91	7.55	2,803,521	183,887	0.54	6.56	2,461,487	120,568	5.45	4.90
Total	3,159,243	258,315	5.39	8.18	3,182,727	216,741	1.04	6.81	2,928,270	138,688	4.95	4.74
Due to banks and correspondents
Nuevos Soles	27,412	1,138	0.44	4.15	17,107	611	- 0.12	3.575	63,602	698	- 0.40	1.10
Foreign Currency	512,667	61,705	9.28	12.04	456,941	58,566	6.44	12.82	595,039	24,587	4.68	4.13
Total	540,079	62,843	8.83	11.64	474,048	59,177	6.21	12.48	658,641	25,285	4.19	3.84
Total interest-bearing liabilities
Nuevos Soles	713,219	68,540	5.70	9.61	842,947	50,165	2.17	5.95	1,015,554	24,282	0.88	2.39
Foreign Currency	4,888,140	321,208	3.95	6.57	4,826,391	268,378	- 0.40	5.56	4,736,269	153,787	3.79	3.25
Total	5,601,359	389,748	4.17	6.96	5,669,338	318,543	- 0.02	5.62	5,751,823	178,069	3.27	3.10
Non-interest-bearing liabilities and shareholders’ equity:
Other liabilities
Nuevos Soles	94,488				53,194				85,261
Foreign Currency	1,132,053				1,333,667				1,086,284
Total	1,226,541				1,386,861				1,171,545
Shareholders’ equity
Nuevos Soles	479,279				511,322				517,518
Foreign Currency	296,472				279,397				286,873
Total	775,751				790,719				804,391
Total non-interest-bearing liabilities and shareholders’ equity
Nuevos Soles	573,767				564,516				602,779
Foreign Currency	1,428,525				1,613,064				1,373,157
Total	2,002,292				2,177,580				1,975,936
Total average liabilities and shareholders’ equity
Nuevos Soles	1,286,986	68,540	1.57	5.33	1,407,462	50,165	- 0.13	3.5632	1,618,334	24,282	0.00	1.50
Foreign Currency	6,316,664	321,208	2.50	5.09	6,439,454	268,378	- 1.72	4.17	6,109,427	153,787	3.06	2.52
Total	7,603,650	389,748	2.34	5.13	7,846,916	318,543	- 1.43	4.06	7,727,761	178,069	2.42	2.30
__________________
(1)	Does not include out-of-period adjustments.
(2)	Includes the amount paid to Central Bank for deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2001/2000			2002/2001
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central
Bank
Nuevos Soles	US$--	--	--	US$--	--	--
Foreign Currency	94	(24,461)	(24,367)	4,890	(23,609)	(18,719)
Total	94	(24,461)	(24,367)	4,890	(23,609)	(18,719)
Deposits in other banks
Nuevos Soles	(3,747)	(821)	(4,568)	1,471	(1,131)	340
Foreign Currency	11,434	(1,302)	10,133	(5,373)	(5,253)	(10,626)
Total	7,687	(2,123)	5,565	(3,902)	(6,384)	(10,286)
Investment securities
Nuevos Soles	4,030	(4,687)	(657)	7,726	(13,676)	(5,950)
Foreign Currency	31,498	(21,878)	9,620	(2,068)	(1,865)	(3,933)
Total	35,531	(26,565)	8,963	5,658	(15,541)	(9,883)
Total loans(1)
Nuevos Soles	10,069	(11,130)	(1,060)	30	(22,958)	(22,928)
Foreign Currency	(22,896)	(30,631)	(53,527)	(23,924)	(77,062)	(100,986)
Total	(12,826)	(41,761)	(54,587)	(23,894)	(100,020)	(123,914)
Total dividend-earning assets
Nuevos Soles	(1,444)	(2,330)	(3,774)	(175)	(492)	(667)
Foreign Currency	(653)	90	(563)	555	19	574
Total	(2,097)	(2,240)	(4,337)	380	(473)	(93)
Total interest-earning assets
Nuevos Soles	(1,027)	(9,031)	(10,059)	10,165	(39,371)	(29,206)
Foreign Currency	27,843	(86,547)	(58,704)	(17,953)	(115,740)	(133,693)
Total	26,816	(95,579)	(68,763)	(7,788)	(155,111)	(162,899)
Interest Expense:
Demand deposits
Nuevos Soles	3,744	(7,213)	(3,469)	391	(4,920)	(4,529)
Foreign Currency	1,515	(4,832)	(3,317)	872	(2,922)	(2,050)
Total	5,259	(12,045)	(6,786)	1,264	(7,842)	(6,578)
Savings deposits
Nuevos Soles	941	(4,939)	(3,997)	1,115	(7,822)	(6,707)
Foreign Currency	(1,346)	(13,837)	(15,184)	436	(15,678)	(15,242)
Total	(405)	(18,776)	(19,181)	1,551	(23,500)	(21,949)
Time deposits
Nuevos Soles	9,457	(19,839)	(10,382)	7,588	(22,321)	(14,733)
Foreign Currency	(3,366)	(27,825)	(31,191)	(22,435)	(40,884)	(63,319)
Total	6,091	(47,664)	(41,573)	(14,847)	(63,205)	(78,052)
Due to banks and correspondents
Nuevos Soles	(428)	(99)	(527)	1,660	(1,573)	87
Foreign Currency	(6,707)	3,569	(3,139)	17,700	(51,679)	(33,979)
Total	(7,135)	3,470	(3,666)	19,360	(53,252)	(33,892)
Total interest-bearing liabilities
Nuevos Soles	12,467	(30,843)	(18,376)	10,272	(36,154)	(25,882)
Foreign Currency	(4,058)	(48,772)	(52,830)	(5,011)	(109,579)	(114,590)
Total	8,409	(79,615)	(71,206)	5,261	(145,733)	(140,472)
___________________________
(1)

Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued but unpaid interest for years prior to the year in which a loan became past due is included.

Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	Year ended December 31,
	2000	2001	2002
	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	US$ 835,332	US$ 830,259	US$ 884,030
Foreign Currency	6,021,034	6,301,891	6,091,684
Total	6,856,366	7,132,150	6,975,714
Net interest income
Nuevos Soles	98,253	106,570	103,246
Foreign Currency	275,534	269,660	250,558
Total	373,787	376,230	353,804
Gross yield (1)
Nuevos Soles	19.97%	18.88%	14.43%
Foreign Currency	9.91%	8.54%	6.64%
Weighted-average rate	11.14%	9.74%	7.62%
Net interest margin (2)
Nuevos Soles	11.76%	12.84%	11.68%
Foreign Currency	4.58%	4.28%	4.11%
Weighted-average rate	5.45%	5.28%	5.07%
Yield spread (3)
Nuevos Soles	10.36%	12.93%	12.03%
Foreign Currency	3.34%	2.98%	3.39%
Weighted-average rate	4.18%	4.12%	4.53%
_________________________________
(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

Interest-Earning Deposits With Other Banks

The following table shows the short-term funds deposited with other banks broken down by currency as of the dates indicated. Deposits held in countries other than Perú are denominated in several currencies; however, the substantial majority of such deposits are denominated in U.S. Dollars. These currencies were converted to U.S. Dollars using the applicable SBS exchange rate as of the date of relevant balance.

	At December 31,
	2000	2001	2002
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian Central Bank	US$0	US$0	US$0
Commercial banks	16,619	8,168	43,549

Total Nuevo Sol-denominated	US$16,619	US$8,168	US$43,549
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$1,060,440	US$1,091,351	US$1,199,203
U.S. Dollars, other	382,850	513,709	591,149

Other	4,243	6,383	34,085

Total Foreign Currency-denominated	US$1,447,533	US$1,611,443	US$1,824,437

Total	US$1,464,152	US$1,619,611	US$1,867,986

(ii) Investment Portfolio

The following table shows the net book value of Credicorp’s investment securities by type at the dates indicated. Figures shown in this table include marketable securities as investments. See Notes 5 and 7 to the Credicorp Consolidated Financial Statements.

	At December 31,
	2000	2001	2002
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$0	US$0	US$0
Equity securities	134,320	81,730	33,309
Bonds	11,648	67,027	116,158
Peruvian Central Bank certif. notes	80,846	91,624	184,033
Other investments	18,024	15,294	48,885

Total Nuevo Sol-denominated	US$244,838	US$255,675	US$382,385

Foreign Currency-denominated:
Equity securities	US$116,737	US$76,917	US$80,943
Bonds	278,233	366,137	461,684
Investment in Peruvian debt	35,902	49,467	44,172
Other investment	277,308	390,522	271,204

Total Foreign Currency-denominated	US$708,180	US$883,043	US$858,003

Total securities holdings:	US$953,018	US$1,138,718	US$1,240,388
Allowance for decline in value of marketable securities(1)	(3,215)	(3,231)	0
Total net securities holdings	US$949,803	US$1,135,487	US$1,240,388
_______________________
(1)

The allowance for decline in value of marketable securities reflects the amount of reserves at December 31 of each year, which can differ from income statement amounts of provision for fluctuation in value of investment securities if the securities for which the provision was taken during the year are no longer in Credicorp’s portfolio at year-end, or if their market value by year-end exceeds their acquisition cost, thus allowing a recovery of provision before year-end. In 2002 the allowance is debited from the value of each individual security.

The weighted-average yield on Credicorp’s Nuevo Sol-denominated, interest and dividend-earning investment portfolio was 7.6% in 2000, 6.6% in 2001, and 3.4% in 2002. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 9.2% in 2000, 8.1% in 2001, and 7.5% in 2002. The total weighted-average yield of Credicorp’s portfolio was 8.7% in 2000, 7.7% in 2001, and 6.4% in 2002.

The following table shows the maturities of Credicorp’s investment securities by type at December 31, 2002:

	Within 1 year	After 1 year but within 5 years	Maturing After 5 year but within 10 years	After 10 Years	Total

	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated: (2)
Equity securities (1)	US$33,309	US$0	US$0	US$0	US$33,309
Bonds and debentures	58,706	46,842	10,610	0	116,158
Peruvian Central Bank certif notes	184,033	0	0	0	184,033
Other investments	40,265	7,200	520	900	48,885

Total Nuevo Sol-denominated	US$316,313	US$54,042	US$11,130	US$900	US$382,385
Foreign Currency-denominated: (2)
Equity securities	US$20,402	US$4,904	US$14,570	US$41,067	US$80,943
Bonds	218,688	120,866	75,669	46,461	461,684
Investment in Peruvian debt	250	488	16,632	26,802	44,172
Other investments	177,469	46,598	10,548	36,589	271,204
Total Foreign Currency-denominated	US$416,809	US$172,856	US$117,419	US$150,919	US$858,003

Total securities holdings:	US$733,122	US$226,898	US$128,549	US$151,819	US$1,240,388
Weighted average yield					6.42%
__________________
(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year, while other equity securities are categorized according to their maturity.
(2)

The allowance for decline in value of securities reserved at December 31 of each year, can differ from income statement amounts of provisions for fluctuation in value of investment securities if the securities for which the provision was taken during the year are no longer in Credicorp’s portfolio at year-end, or if their market value by year-end exceeds their acquisition cost, thus allowing a recovery of provision before year-end.

If the price of any security in Credicorp’s portfolio falls below its acquisition price, guidelines require Credicorp to establish a reserve against each individual security in the amount of the difference between the acquisition cost and the current market value. The provisions taken to establish these reserves are charged to Credicorp’s income or retained earnings in the case of marketable or available-for-sale securities (see Note 2(h) to the Credicorp Consolidated Financial Statements).

(iii) Loan Portfolio

Loans by Type of Loan

The following table shows Credicorp’s loans by type of loan, at the dates indicated:

	At December 31,
	1998	1999	2000	2001	2002
	(U.S. Dollars in thousands)
Loans	US$3,645,065	US$3,517,221	US$3,219,491	US$2,917,267	US$3,268,103
Discounted notes (1)	504,395	217,141	160,204	151,592	175,949
Advances and overdrafts	265,656	202,904	164,472	45,501	169,132
Leasing transactions (1)	260,537	247,723	281,625	274,042	405,200
Factoring	38,529	67,575	62,510	56,616	62,302
Refinanced loans	84,088	125,331	189,682	268,626	330,842
Past due loans (2)	306,180	359,794	376,101	350,835	406,135

Total loans:	US$5,104,450	US$4,737,689	US$4,454,085	US$4,064,479	US$4,817,663
Total past due loans amounts	306,180	359,794	376,101	350,835	406,135

Total performing loans	US$4,798,270	US$4,377,895	US$4,077,984	US$3,713,644	US$4,411,528

____________________
(1)	Figures are net of unearned interest.
(2)	Net of unearned interest.

The categorization of the loan portfolio as set forth in the table above is based on the regulations of the SBS, which Credicorp has applied to loans generated by BCP and ASHC. These categories do not correspond to the classifications used in preparing the breakdown of the loan portfolio by business unit set forth under “Item 4. Information on the Company—(B) Business Overview—3. Commercial Banking.”Pursuant to the guidelines of the SBS, loans are categorized as follows:

Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

Discounted notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where Credicorp makes a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

Advances and overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account; this category also includes secured short-term advances.

Leasing transactions: Involves the acquisition by Credicorp of an asset and the leasing of that asset to Credicorp’s client.

Factoring: Involves the sale of title of a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse and the bank cannot turn to the seller in the event accounts prove uncollectable. Factoring involves the receipt of funds by the seller from the bank prior to the average maturity date, based on the invoice amount of the receivable, less cash discounts, less an allowance for estimated claims and returns, among other items.

Refinanced loans: Includes loans that were refinanced because the client was unable to pay at maturity. Under SBS regulations, a loan is required to be categorized as a refinanced loan when a debtor is experiencing payment problems, unless the debtor is current on all interest payments and pays down at least 10% of the principal amount of the original loan. The SBS has required refinanced loans as a separate category since 1992, and since July 1999, has distinguished a sub-group entitled Restructured Loans, defined as those loans extended under the bankruptcy protection procedures established in the Equity Restructuring Law.

Past due loans: Includes overdue loans categorized according to the SBS guidelines. See “— Past Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows Credicorp’s total loan portfolio composition based on the borrower’s principal economic activity:

	At December 31,
	1998		1999		2000
	(U.S. Dollars in thousands, except percentages)
Economy Activity	Amount	%Total	Amount	%Total	Amount	%Total

Manufacturing	US$1,487,158	29.12%	US$1,490,067	31.45%	US$1,330,529	29.87%
Commerce	986,227	19.32	711,054	15.01	663,863	14.90
Agriculture	203,844	3.99	195,270	4.12	192,410	6.30
Mining	316,928	6.21	332,034	7.01	339,374	7.62
Construction	182,799	3.58	123,306	2.60	121,564	2.73
Financial Services	232,056	4.55	151,953	3.21	112,228	2.52
Communication, Storage and Transportation	352,193	6.90	279,523	5.90	221,277	4.97
Realty Businesses and Leasing Services	233,141	4.57	221,251	4.67	206,272	4.63
Electricity, Gas and Water	76,493	1.50	127,053	2.68	191,831	4.31
Education, Health and Other Services	157,004	3.08	74,845	1.58	56,295	1.26
Consumer Loans (1)	506,271	9.92	485,660	10.25	284,728	6.39
Others (2)	370,336	7.26	545,673	11.52	733,714	14.50

Total	US$5,104,450	100.00%	US$4,737,689	100.00%	US$4,454,085	100.00%

	At December 31,
	2001		2002
	(U.S. Dollars in thousands, except percentages)
Economy Activity	Amount	%Total	Amount	%Total

Manufacturing	US$1,230,417	30.27%	US$1,592,191	33.03%
Commerce	572,825	14.09	617,491	12.82
Agriculture	159,420	3.92	158,500	3.29
Mining	321,409	7.91	227,879	4.73
Construction	124,056	3.05	86,632	1.80
Financial Services	81,746	2.01	210,404	4.37
Communication, Storage And Transportation	194,613	4.79	209,174	4.34
Realty Businesses and Leasing Services	211,286	5.20	281,753	5.85
Electricity, gas and water	159,389	3.92	302,976	6.29
Education, Health and Other Services	56,051	1.38	93,851	1.95
Consumer Loans (1)	262,240	6.45	522,998	10.86
Others (2)	691,027	17.00	513,814	10.67

Total	US$4,064,479	100.00%	US$4,817,663	100.00%

________________
(1)	Includes credit card and mortgage loans, and other consumer loans.
(2)	Includes personal banking and small business loans, and other sectors.

As of December 31, 2002, 78.3% of the loan portfolio was concentrated in Lima and 85.5% was concentrated in Perú. An additional 7.6% and 4.8% of the loan portfolio was concentrated in Bolivia and Colombia, respectively.

Concentrations of Loan Portfolio and Lending Limits

Credicorp’s loans and other contingent credits to the 20 customers (considered as economic groups) to which it had the largest exposure as of December 31, 2002 were US$1,019.2 million on that date, of which US$912.3 million were outstanding loans representing 18.9% of the total loan portfolio. See “—11. Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of economic group in accordance with SBS regulations. Total loans and other contingent credits outstanding and available to these customers ranged from US$112.7 million to US$33.7 million, including four customers with over US$70.0 million. Total loans and other contingent credits outstanding and available to Credicorp’s 20 largest customers were ranked in the following risk categories as of December 31, 2002: Class A (normal)—80.3%; Class B (potential problems)—12.1%; Class C (substandard)—7.1%; Class D (doubtful)—0.5%; and Class E (loss)—0%. See “—Classification of the Loan Portfolio.”

BCP’s loans to a single borrower are subject to lending limits imposed by Law 26702. See “—11. Supervision and Regulation—(ii)BCP—Lending Activities.” The applicable Law 26702 lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of loans to and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third party performance received by BCP from such institution, may not exceed 30% of BCP’s regulatory capital, as defined by the SBS. The sum of loans to and deposits in non-Peruvian financial institutions, plus any guarantees of third party performance received by BCP from such institutions, are limited to either 5%, 10% or 30% of BCP’s regulatory capital, depending upon the governmental supervision to which the institution is subject and upon whether it is recognized by the Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increase to 50% of BCP’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

Loans to individuals not resident in Perú or companies that are not financial institutions have a limit of 5% of BCP’s regulatory capital; however, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP. Lending on an unsecured basis to individuals or companies resident in Perú that are not financial institutions is limited to 10% of BCP’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks, or a foreign bank determined by the Central Bank of prime credit quality, or by other highly liquid securities at market value. Finally, the single borrower lending limit for loans backed by a cash deposit at BCP or by debt obligations of the Central Bank is 30% of BCP’s regulatory capital. With an unconsolidated regulatory capital of S/.1,408.8 million (US$400.9 million) at December 31, 2002, BCP’s legal lending limits vary from S/.70.4 million (US$20.0 million) to S/.704.4 million (US$200.5 million). Credicorp’s consolidated lending limits, based on its regulatory capital on a consolidated basis of US$788.0 million at December 31, 2002, would range from US$39.4 million to US$394.0 million. Management believes that as of December 31, 2002, BCP was in compliance with all Law 26702 lending limits.

As of December 31, 2002, Credicorp complied with the applicable legal lending limits in each of the other jurisdictions where it operates. In addition to these regulatory limits, Credicorp has established an internal limit of 15% of BCP’s consolidated equity plus generic reserves (or approximately US$75 million at December 31, 2002) as the maximum amount of loans and other contingent credits that Credicorp, on a consolidated basis, may extend to any customer. Such limit is calculated quarterly based on Credicorp’s consolidated equity plus generic reserves at quarter-end. A limited number of exceptions to Credicorp’s internal limits have been authorized by the Board of Directors from time to time, based on the credit quality of the borrower, the term of the loan and the amount and quality of collateral taken by Credicorp. Credicorp may, in appropriate and limited circumstances, increase or choose to exceed this limit in the future.

In the event that customers to which Credicorp has significant credit exposure are not able to meet their obligations to Credicorp, and any related collateral is not sufficient to cover such obligations, or if a reclassification of one or more of such loans or other contingent credits results in an increase in provisions for loan losses, there may be an adverse impact on the financial condition and results of operations of Credicorp.

Loan Portfolio Denomination

The following table presents Credicorp’s Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated.

	At December 31,
	1998		1999		2000
Total loan portfolio:	(U.S. Dollars in thousands, except percentages)

Nuevo Sol-denominated	US$556,889	10.91%	US$529,089	11.17%	US$563,124	12.64%
Foreign Currency - denominated	4,547,561	89.09	4,208,600	88.83%	3,890,961	87.36%

Total loans	US$5,104,450	100.00%	US$4,737,689	100.00%	US$4,454,085	100.00%

	At December 31,
	2001		2002
Total loan portfolio:	(U.S. Dollars in thousands, except percentages)

Nuevo Sol-denominated	US$579,229	14.25%	US$677,506	14.06%
Foreign Currency - denominated	3,485,250	85.75%	4,140,157	85.94%

Total loans	US$4,064,479	100.00%	US$4,817,663	100.00%

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of Credicorp’s performing loan portfolio at December 31, 2002, by type and by the time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

	Maturing
	Amount at December 31,2002	Within 3 months	After 3 months but within 12 months	After 1 but within 5 years	After 5 years

	(U.S. Dollars in thousands, except percentages)
Loans	US$3,268,103	US$1,513,821	US$823,095	US$668,694	US$262,493
Discounted notes (1)	175,949	158,587	12,446	1,706	3,210
Advances and overdrafts	169,132	169,132	0	0	0
Leasing transactions (1)	405,200	16,548	83,020	190,816	114,816
Factoring	62,302	30,062	32,126	114	0
Refinanced loans	330,842	102,840	63,407	72,849	91,746

Total	US$4,411,528	US$1,990,990	US$1,014,094	US$934,179	US$472,265

Percentage of total performing loan portfolio	100.00%	45.13%	22.99%	21.18%	10.71%
____________________
(1)	Figures are net of unearned interest.

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of the loan portfolio at December 31, 2002, by currency and by the time remaining to maturity over one year.

	Amount at December 31, 2002	Maturing After 1 year

	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$191,025	US$39,580
Foreign Currency-denominated	1,854,443	611,058

Total	US$2,045,468	US$650,638

Fixed Rate
Nuevo Sol-denominated	486,481	55,731
Foreign Currency-denominated	2,285,714	700,075

Total	US$2,772,195	US$755,806

Total	US$4,817,663	US$1,406,444

Classification of the Loan Portfolio

Credicorp classifies BCP’s loan portfolio (which includes the loan portfolio of BCB) in accordance with SBS regulations and in the future intends to classify the loan portfolio of ASHC in accordance with SBS regulations as well. According to SBS Resolution No. 808-2003, banks must classify all loans and other credits into one of four categories based upon the purpose of the loan; these categories are commercial, micro-business, consumer and residential mortgage. Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities. Micro-business loans, exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than US$30,000 in total loans received from the financial system. Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity. Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s own home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount the bank is required to reserve should the borrower fail to make payments as they become due.

Regulations promulgated by the SBS also require Peruvian banks to classify all loans into one of five other categories depending upon the degree of risk of nonpayment of each loan. Credicorp reviews its loan portfolio on a continuing basis, and the SBS reviews the portfolio as it deems necessary or prudent. In classifying its loans based upon risk of nonpayment, Credicorp, in compliance with SBS guidelines, assesses the following factors: the payment history of the particular loans, the history of Credicorp’s dealings with the borrower, management, operating history, repayment capability and availability of funds of the borrower, status of any collateral or guarantee, the borrower’s financial statements, general risk of the sector in which the borrower operates, the borrower’s risk classification made by other financial institutions, and other relevant factors. The classification of the loan determines the amount of the required loan loss provision. Law 26702 further requires banks to establish a generic loan loss provision of up to 1% of the bank’s loan and credit portfolio classified as A (Normal).

Under current regulations, collateral is not subtracted from the amount of the loan or credit outstanding to determine the amount of the loan or credit to be reserved against. Instead, a lower loan provision is allowed to be reserved on the portion of the loan or credit that is secured. For the purpose of determining the reservable amount, collateral is valued according to SBS regulations which require that an appraisal be determined based on expected market valuation. Only assets classified as (i) “preferred”, (ii) “highly liquid preferred”, or (iii) “self-liquidating preferred” (to be applicable starting in October 2003) are acceptable as collateral. Such collateral must, according to SBS regulations, (1) be relatively liquid, (2) have legally documented ownership, (3) have no liens outstanding and (4) have constantly updated appraisals. Examples of “preferred” or “highly liquid preferred” assets include, among others, cash deposits, real estate mortgages and pledges on securities or on other goods. “Self-liquidating preferred” assets include solely cash deposits in local banks or stand-by letters of credit from first-level foreign institutions.

SBS regulations require the following reserves for commercial, micro-business and mortgage loans: a 1% generic reserve on loans and credits classified in the A (Normal) category, and a 5%, 25%, 60% and 100% specific reserve on loans and credits in risk categories B, C, D and E, respectively. Whenever such loans or credits, or the portions thereof, are secured with “preferred” collateral, required reserves for risk categories B, C, D and E are: 2.5%, 12.5%, 30% and 60%, respectively. Loans or credits, or portions thereof, secured with “highly liquid preferred” collateral require at least one half of the amount established in the case of the “preferred” collateral. Loans or credits, or the portions thereof, secured with “self-liquidating preferred” collateral require at least a 1% reserve. When the collateral is insufficient to secure the outstanding balances, the higher percentage requirements are applicable on the unsecured portion of the loans or credits. In the case of consumer loans, the required reserves are as follows: a 1% generic reserve on loans classified in the A (Normal) category, and a 5%, 30% (25% starting in October 2003), 60% and 100% specific reserve on loans in risk categories B, C, D and E, respectively.

Current regulations distinguish between different phases of the economic cycle, permitting a lower provision requirement when banks face particularly adverse economic conditions. Provisions required for loans classified as A (Normal) and B (Potential Problem) are divided into a fixed and a variable component. The variable part of the provision requirement can be reduced provided that, when the economic cycle improves, it will gradually increase back to its maximum percentage. Loans classified in the A category have a 0.75% fixed provision requirement, and a 0.25% maximum variable component. Loans in the B category have a 3.75% fixed and a 1.25% variable maximum requirement, although applicable percentages may decrease depending on the availability and quality of collaterals.

The five loan risk categories have the following characteristics:

Class “A.” Loans or credits in this category are known as “normal” credits. Debtors of commercial loans or credits that fall into this category have complied on a timely basis with their obligations and at the time of evaluation of the credit do not present any reason for doubt with respect to repayment of interest and principal on the loan on the agreed upon dates, and Credicorp must have no reason to believe that the status will change before the next evaluation. To place a loan or credit in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan or credit is required. Micro-business and consumer loans warrant Class A classification if payments are current or up to eight days past-due. Residential mortgage loans warrant Class A classification if payments are current or up to thirty days past-due. Loans or credits in this category require a general reserve of 1% of the total of such loans or credits outstanding. Starting in October 2003, the required reserve may be reduced by up to 0.5% if certain conditions that ensure that the client has a low probability of default are met.

Class “B.” Loans or credits in this category are known as credits with “potential problems.”Debtors of commercial loans or credits included in this category are those that at the time of the evaluation of the credit demonstrate certain deficiencies, which, if not corrected in a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered; a general lack of information required to analyze the credit; out-of-date financial information; temporary economic or financial imbalances on the part of the debtor which could effect its ability to repay the loan; market conditions that could affect the economic sector in which the debtor is active; material overdue debts or pending judicial collection actions initiated by other financial institutions; noncompliance with originally contracted conditions; conflicts of interest within the debtor company; labor problems; unfavorable credit history; noncompliance with internal policies of the debtor company; excessive reliance on one source of raw materials or one buyer of the debtor’s products; and low inventory turnover ratios or large inventories that are subject to competitive challenges or technological obsolescence. Micro-business and consumer loans are categorized as Class B if payments are between nine and 30 days late. Residential mortgage loans become Class B when payments are between 31 and 90 days late. A 5% specific reserve on total loans outstanding in this category is required. Except for consumer loans, when the loan, or a portion thereof, is secured with “preferred” collateral, the required reserve is 2.5%, and when secured with “highly liquid preferred” collateral, the required reserve is 1.25%.

Class “C.” Loans or credits in this category are known as “substandard” credits. Debtors of commercial loans or credits whose loans or credits are placed in this category demonstrate serious financial weakness, often with operating profits or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of the debtor’s financial capacity. Loans or credits demonstrating the same deficiencies that warrant classification as category B credits warrant classification as Class C credits if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. Additionally, commercial loans are classified in this category when payments are between 60 and 120 days late. If payments on a micro-business or consumer loan are between 31 and 60 days late, such loans are classified as Class C. Residential mortgage loans are classified as Class C when payments are between 91 and 120 days late. Commercial, micro-business and mortgage loans or credits included in this class require a specific provision of 25% of the outstanding amount (12.5% when secured with “preferred” collateral), whereas consumer loans require a 30% provision (25% starting in October 2003).

Class “D.” Loans or credits included in this category are known as “doubtful” credits. Debtors of commercial loans or credits included in this classification present characteristics of actual credit risk that make doubtful the recovery of the loan. Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate. These credits are distinguished from Class E credits by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, albeit at a rate less than that specified in its contractual obligations. Additionally, commercial loans are classified in this category when payments are between 121 and 365 days late. Micro-business and consumer loans are categorized as Class D if payments are between 61 and 120 days late. Residential mortgage loans are Class D when payments are between 121 and 365 days late. Loans or credits included in this class require a specific provision of 60% of the outstanding amount. Except for consumer loans, when the loan, or a portion thereof, is secured with “preferred” collateral, the required reserve is 30%, and when secured with “highly liquid preferred” collateral, the required reserve is 15%.

Class “E.” Loans or credits in this class are known as “loss” credits. Commercial loans or credits which are considered unrecoverable or which for any other reason should not appear on Credicorp’s books as an asset based on the originally contracted terms fall into this category. Additionally, commercial loans are classified in this category when payments are more than 365 days late. Micro-business and consumer loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are moved into Class E when payments are more than 365 days late. Loans or credits included in this class require a specific provision of 100% of the outstanding amount. Except for consumer loans, when the loan is secured with “preferred” collateral, the required reserve is 60%, and when secured with “highly liquid preferred” collateral, the required reserve is 30%.

SBS regulations consider as refinanced or restructured those loans or credits that change their payment schedules due to difficulties in the debtor’s ability to repay the loan. Restructured loans are issued under the protection of the Equity Restructuring Law. Refinanced credits are required to be classified as class “B” or in a higher risk category following the application of regular guidelines after a suitable evaluation period of the fulfillment of the new payment schedule. As a benefit to clients with refinanced or restructured loans, starting in October 2003, subject to certain conditions, short-term loans to finance self-liquidating operations can be classified as class “A.”

ASHC has historically classified its loan portfolio voluntarily in accordance with the U.S. Federal Reserve classification guidelines, according to which all credits are classified as “normal,”“special mention,” “substandard,” “doubtful” or “loss.” Pursuant to such guidelines, the loan loss provisions taken in any given year are based on an evaluation of the quality of the loan portfolio and the related collateral, general economic conditions and other factors that management believes deserve recognition in estimating possible loan losses. Based upon this analysis, a specified percentage of the loans in each category is required to be reserved. A loan which is deemed substandard or below is classified for the full amount, not partially. In accordance with the U.S. Federal Reserve guidelines, special mention (0%-10% reserve) includes those credits that have a potential weakness that merits management’s close attention; substandard (10-25% reserve) credits are those that are inadequately protected by the current debt service capacity of the debtor; doubtful (50% reserve) includes those credits that have the same weaknesses exhibited in substandard, plus additional problems that leave doubt as to whether or not full repayment will occur; and loss (100% reserve) refers to those credits that are considered uncollectable.

The following table shows Credicorp’s loan portfolio at the dates indicated:

	At December 31,
	1998		1999		2000
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount	% Total	Amount	% Total	Amount	% Total
A: Normal	US$3,892,883	76.3%	US$3,313,254	69.9%	US$3,127,630	70.2%
B:Potential Problems	566,411	11.1	633,054	13.4	456,386	10.3
C: Substandard	304,327	5.9	386,797	8.2	446,569	10.0
D: Doubtful	235,627	4.6	281,349	5.9	232,183	5.2
E: Loss	105,202	2.1	123,235	2.6	191,317	4.3

Total	US$5,104,450	100.0%	U$4,737,689	100.0%	US$4,454,085	100.0%

C+D+E	US$645,156	12.6%	US$791,381	16.7%	US$870,069	19.5%

	At December 31,
	2001		2001
Level of Risk
Classification	Amount	% Total	Amount	% Total
A: Normal	US$2,864,087	70.5%	US$3,543,152	73.5%
B: Potential Problems	441,323	10.9	456,056	9.5
C: Substandard	316,945	7.8	334,423	6.9
D: Doubtful	196,501	4.8	239,101	5.0
E: Loss	245,623	6.0	244,931	5.1

Total	US$4,064,479	100.0%	US$4,817,663	100.00%

C+D+E	US$759,069	18.6%	US$818,455	17.0%

All of the Class E loans and substantially all of the Class D loans are past due. Class C loans, although generally not past due, have demonstrated credit deterioration such that management has serious doubts as to the ability of the borrower to comply with the present loan repayment terms. The majority of these Class C loans are to companies in the Peruvian manufacturing sector and, to a lesser extent, the agricultural sector. The manufacturing sector loans are primarily secured by warrants and liens on goods or by mortgages, whereas the agricultural credits tend to be secured by trade bills and marketable securities. The Class C loans reflect the financial weakness of the individual borrower rather than any trend in the Peruvian manufacturing or agricultural industries in general. In addition, the collateral securing these loans is only considered for purposes of establishing loan loss reserves and not for purposes of classification. Credicorp believes that the collateral securing its Class C loans has not been significantly impaired by the credit deterioration of the borrower.

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

Credicorp considers loans to be past due depending on their type. BCP considers loans past due after no more than 15 days, except for consumer mortgage and leasing loans, and loans to micro-businesses, which are considered past due after 30 days. Beginning January 1, 2001, the SBS issued accounting rules requiring Peruvian banks to consider overdrafts past due after 30 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. Accrued interest on past due loans is recognized only when and to the extent received. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past due loans. The following table sets forth the repayment status of Credicorp’s loan portfolio as of December 31 of each of the last three years:

	December 31,
	1998	1999	2000	2001	2002

	(U.S. Dollars in thousands, except percentages)

Current	US$4,798,270	US$4,377,895	US$4,077,984	US$3,713,644	US$4,411,528
Past due:
Overdue 16-119 days	160,282	134,628	108,830	54,291	82,259
Overdue 120 days or more	145,898	225,166	267,271	296,544	323,876

Subtotal	US$306,180	US$359,794	US$376,101	US$350,835	US$406,135

Total loans	US$5,104,450	US$4,737,689	US$4,454,085	US$4,064,479	US$4,817,663

Past due loan amounts as a percentage of total loans	6.00%	7.59%	8.44%	8.63%	8.43%

With respect to consumer, mortgage and leasing loans, BCP, in accordance with SBS regulations, only recognizes as past due installments for these loans that are past due for fewer than 90 days. The entire amount of these loans will be considered past due if any amount is past due more than 90 days.

Past Due Loan Portfolio

The following table analyzes Credicorp’s past due loan portfolio by type of loan at the dates indicated:

	December 31,
	1998	1999	2000	2001	2002

Past due loan amounts:	(U.S. Dollars in thousands)
Loans	US$178,142	US$224,298	US$286,345	US$263,553	US$322,179
Discounted notes	87,768	79,356	17,930	9,577	4,513
Advances and overdrafts in demand deposits	18,383	21,012	17,161	15,332	7,892
Leasing transactions	7,827	11,986	18,796	19,686	17,231
Refinanced loans	14,060	23,142	35,869	42,687	54,320

Total past due portfolio	US$306,180	US$359,794	US$376,101	US$350,835	US$406,135

Reserves:
Specific reserves	US$242,074	US$282,948	US$324,448	US$314,004	US$378,051
Generic reserves	28,008	24,395	17,039	30,429	45,980
Total reserves for loan losses	270,082	307,343	US$341,487	US$344,433	US$424,031

Total past due portfolio net of total reserves	US$36,098	US$52,451	US$34,614	US$6,402	US$(17,896)

The amount of interest income from loans classified as past due during fiscal years 2001 and 2002 was US$22.7 million and US$28.3 million, respectively. In accordance with Credicorp’s accounting policies, interest income is estimated together with recoverable principal amounts as part of discounted future cash flows expected for these credits.

Loan Loss Reserves

The following table shows the changes in Credicorp’s reserves for loan losses and movements at the dates indicated:

	Year ended December 31,
	1998	1999	2000	2001	2002

	(U.S. Dollars in thousands)
Reserves for loan losses at
the beginning of the year	US$209,810	US$270,082	US$307,343	US$341,487	US$344,433
Additional provisions	165,694	181,220	170,102	119,422	99,596
Acquisitions and transfers	11,236	--	--	--	122,841
Recoveries of write-offs	4,866	5,903	7,825	14,935	12,050
Write-offs	(119,994)	(156,976)	(135,320)	(124,690)	(150,102)
Monetary correction and other	(1,530)	7,114	(8,463)	(6,721)	(4,787)

Reserves for loan losses at the End of the year	US$270,082	US$307,343	US$341,487	US$344,433	US$424,031

In November 1999, a US$24.0 million charge was made by BCP against retained earnings, which was applied to increase generic loan loss reserves, assigned to loans with Normal (A) risk classification. Credicorp accounted for these generic reserves as an appropriation of retained earnings in a special reserve equity account. As of December 31, 2001 the special reserve account amounting to US$34.6 million, was composed of US$7.5 million segregated as generic loan loss reserves while US$27.1 million have been segregated as additional provisions for seized assets (US$14.2 million and US$14.5 million at December 31, 2000, respectively). The special reserves had no change during 2002. See Notes 6(f) and 9(d) to the Credicorp Consolidated Financial Statements.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio.” As required under SBS regulations, discretionary charges for generic reserves were based on Management’s assessment of the general risk posed to the loan portfolio by the economic conditions existing in Perú.

Under current Peruvian banking regulations, there is a substantial delay between the identification of a loan as non-performing and the partial or full charging-off of such loan. This delay may span years, as banks are required to exhaust legal remedies and demonstrate the absolute non-collectability of a loan (generally through liquidation or bankruptcy of the borrower). Credicorp sells certain of its fully provisioned past due loans to a wholly-owned subsidiary for a nominal amount with the same effect as if the loans had been charged-off. Accordingly, Credicorp believes that its past due loan amounts are not materially different from what they would be were it permitted to charge-off loans prior to demonstrating the absolute non-collectability of the loan. SBS regulations facilitate the charge-off process reducing the period required for the loans to be past-due and new regulations in effect since January 2000 require a case-by-case prior approval by the Board of Directors and by the SBS.

Allocation of Loan Loss Reserves

The following table sets forth the amounts of reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated:

	At December 31,
	1998	1999	2000	2001	2002

	(U.S. Dollars in thousands)
Commercial loans	US$ 215,990	US$ 264,395	US$ 297,026	US$ 301,267	US$ 388,808
Consumer loans	39,181	21,561	17,272	18,714	14,879
Residential mortgage loans	9,759	14,956	16,778	17,814	13,521
Leasing transactions	5,151	6,431	10,411	6,638	6,822

Total reserves	US$ 270,082	US$ 307,343	US$ 341,487	US$ 344,433	US$ 424,031

(iv) Deposits

The following table presents the components of Credicorp’s deposit base at the dates indicated:

	At December 31,
	2000	2001	2002

	(U.S. Dollars in thousands)

Demand deposits:
Nuevo Sol-denominated	US$266,609	US$288,999	US$335,069
Foreign Currency-denominated	692,582	753,144	1,120,539

Total	US$959,191	US$1,042,143	US$1,455,608
Savings deposits:
Nuevo Sol-denominated	US$248,719	US$281,549	US$284,283
Foreign Currency-denominated	1,266,986	1,269,426	1,416,595

Total	US$1,515,705	US$1,550,975	US$1,700,878
Time deposits: (1)
Severance Indemnity Deposits (CTS)
Nuevo Sol-denominated	US$40,292	US$40,849	US$38,570
Foreign Currency-denominated	493,671	487,319	513,604

Total	US$533,963	US$528,168	US$552,174
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$120,207	US$110,654	US$83,319
Other deposits:
Nuevo Sol-denominated	US$297,451	US$383,559	US$510,463
Foreign Currency-denominated	2,079,922	1,927,859	2,078,758

Total	US$2,377,373	US$2,311,418	US$2,589,221
Total deposits:
Nuevo Sol-denominated	US$853,072	US$994,956	US$1,168,385
Foreign Currency-denominated	4,653,367	4,548,402	5,212,815

Total	US$5,506,439	US$5,543,358	US$6,381,200

The following table sets forth information regarding the maturity of Credicorp’s time deposits in denominations of US $100,000 or more at December 31, 2002:

At December 31, 2002
(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$18,318
Maturing after 30 but within 60 days	6,835
Maturing after 60 but within 90 days	3,133
Maturing after 90 but within 180 days	3,003
Maturing after 180 but within 360 days	1,645
Maturing after 360 days	177

Total certificates of deposits	US$33,111
Time deposits:
Maturing within 30 days	US$827,404
Maturing after 30 but within 60 days	238,283
Maturing after 60 but within 90 days	114,450
Maturing after 90 but within 180 days	219,401
Maturing after 180 but within 360 days	86,292
Maturing after 360 days	21,927

Total time deposits	US$1,507,757

Total	US$1,540,868

(v) Return on Equity and Assets

	At December 31,
	2000	2001	2002

Return on assets(1)	0.23%	0.72%	0.52%

Return on equity (2)	2.26%	6.90%	5.23%

Dividend payout ratio(3)	53.34%	69.25%	66.81%

Equity to assets ratio (4)	10.17%	10.07%	10.50%
_______________________
(1)	Net income as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income as a percentage of average shareholder’s equity, computed as the average of period beginning and ending balances.
(3)	Dividends declared per share divided by net income per share.
(4)	Average equity divided by average total assets, both averages computed as the average of quarter-ending balances.

(vi) Short-Term Borrowings

Credicorp’s short-term borrowings, other than deposits, amounted to US$141.3 million, US$76.1 million and US$43.3 million as of December 31, 2000, 2001 and 2002, respectively. Borrowed amounts declined during 2000, 2001 and 2002 mostly due to excess liquidity at BCP. Foreign trade lines of credit comprise the most important short-term borrowing category and the only category exceeding 30% of net equity during 1999. Trade lines of credit comprised approximately 68%, 76% and 64% of all short-term borrowings during 2000, 2001 and 2002, respectively.

The following table presents Credicorp’s short-term borrowings:

	At December 31,
	2000	2001	2002

	(U.S. Dollars in thousands)

Year-end balance	US$ 141,251	US$ 76,135	US$ 43,277

Average balance (1)	US$ 182,283	US$ 106,673	US$ 46,047

Maximum quarter-end balance	US$ 270,560	US$ 163,456	US$ 51,831

Weighted average nominal Year-end interest rate	9.80%	4.52%	4.71%

Weighted average nominal Interest rate (1)	8.39%	7.23%	5.38%
___________________
(1)	Determined from the average of quarter-end amounts.

(C) Organizational Structure

Although historically there has been substantial overlap among the shareholders of BCP, ASHC and PPS, for reasons related to the regulatory, political and economic environment in Perú, they have been managed independently from one another. Credicorp was formed in 1995 by the management of BCP for the purpose of acquiring, pursuant to the Exchange Offer, the common shares of BCP, ASHC and PPS. In the October 1995 Exchange Offer, Credicorp acquired 90.1% of BCP (391,973,951 shares), 98.2% of ASHC (39,346,169 shares), and 75.8% of PPS (5,537,474 shares) in exchange for 60,815,152 Common Shares at a ratio of 0.10401, 0.33708 and 1.2249 Common Shares per common share of BCP, ASHC and PPS, respectively. The Common Shares commenced trading on the New York Stock Exchange immediately upon consummation of the Exchange Offer, with a closing price on such day of US$11.61 (adjusted to reflect stock dividends through May 1999). On March 19, 1996, Credicorp acquired pursuant to an exchange offer with the same terms as the Exchange Offer the remaining 1.8% of the outstanding shares of ASHC (702,674 shares) in exchange for 237,859 Common Shares at a ratio of 0.33708 Common Shares per common share of ASHC. The closing price of the Common Shares on the New York Stock Exchange on the date of consummation of that exchange offer was US$10.98 (adjusted to reflect stock dividends). See “Item 9. The Offer and Listing—(A) Offer and Listing Details—Price History of Company’s Stock” and “Item 8. Financial Information—Dividend Policy.”

Credicorp’s management, which consists of certain principal executive officers of BCP, ASHC and PPS, believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and deregulation of the financial services sector, and to achieve synergies from the cross-selling of financial services and products (e.g., through BCP’s extensive branch network). Credicorp, through its subsidiaries, is the largest Peruvian provider of financial services in Perú.

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perúin 1941. BCP has been the largest commercial bank in Perú since the 1920s. Members of the Romero family have been shareholders of BCP since 1918 and became the controlling shareholders in 1979. Mr. Dionisio Romero, Chairman of the Board and Chief Executive Officer of Credicorp, was a member of the Board of Directors of BCP from 1966 to 1987, becoming Chairman in 1979. In response to then President of Perú, Alan García’s 1987 attempt to nationalize the Peruvian banking industry, the majority shareholders at that time, including Mr. Romero, sold a controlling interest in BCP and transferred management to its employees, which prevented the government from gaining control of BCP. Upon the election of Alberto Fujimori as President of Perú in 1990 and the introduction of market reforms, the Romero family reestablished its shareholding in BCP and Mr. Romero and several key managers of BCP returned to BCP. See “—9. Peruvian Government and Economy—(i) Peruvian Government.” Members of the Romero family exchanged their BCP shares in the Exchange Offer, and now hold 15.57% of the Common Shares of Credicorp. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ASHC was organized in December 1981 as a wholly-owned subsidiary of BCP, under the name Crédito del Peru Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers. In 1983, BCP dividended the shares of BCP International to the shareholders of BCP to protect its privately held status in the event that BCP were nationalized. BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and opening an agency in Miami in 1986. Also in 1986, BCP International changed its name to Atlantic Security Holding Corporation. As a result of the attempted expropriation by the government in 1987, ASHC’s operations and management were made independent of BCP. In 2002, ASHC closed its Miami agency at the same time that BCP opened its agency in the same city. Also in Miami, Credicorp Securities was established as a wholly-owned subsidiary of Credicorp and began operating in early 2003 serviced by former ASHC personnel.

Credicorp owns 75.83% of PPS, which was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and is the largest Peruvian insurance company in terms of premiums sold.

Credicorp owns 99.99% of Inversiones Crédito S.A., with holdings of equity shares in Peruvian electric utilities. Through Inversiones Crédito del Perú, Credicorp acquired on May 16, 1996, substantially all of the shares of Inversiones El Pacífico-Peruano Suiza S.A. for US$5.5 million.

BCB (formerly Banco Popular S.A., Bolivia), another Credicorp subsidiary, was acquired by BCP for US$6.2 million in November 1993. After transferring to BCP a 53.1% stake in November 2001, Credicorp holds directly 2.7% of BCB’s equity with the rest held through BCP. BCOL is a Bahamian bank through which BCP takes offshore U.S. Dollar deposits and makes U.S. Dollar-denominated loans to large Peruvian customers; Solucíon specializes in consumer lending; and Credileasing conducts lease financing operations and began operating in July 1996.

In January 1997, Credicorp purchased 99.99% of Banco Tequendama, a Colombian bank with US$390 million in assets and a minor presence in Venezuela, for US$48.0 million. In December 2002, Banco Tequendama’s branches in Venezuela were sold to local investors. Credicorp purchased Banco Tequendama from the Fondo de Garantía de Depósitos y Protección Bancaria (“FOGADE”), the Venezuelan government entity responsible for the re-privatization of assets seized by that government in connection with the widespread problems faced by the Venezuelan banking sector beginning in 1994. Credicorp, along with FOGADE and FOGADE’s financial adviser, have been sued in Aruba by the former owners of Banco Tequendama, who are seeking compensation for damages. The former owners originally sued unsuccessfully in Colombia. Credicorp, which received an indemnity from FOGADE in connection with the purchase of Banco Tequendama, does not believe that the suit will be successful. The Judge in the Court of first instance in Aruba dismissed the claim and the plaintiff appealed. The case is now in the Superior Court of Aruba and a final decision is expected during the second half of 2003.

In December 1997, Credicorp extended its presence into El Salvador through the acquisitions of Banco Capital for US$5.8 million and Casa de Bolsa Capital, a brokerage house, for US$800,000. Credicorp sold its interest in Banco Capital in November 2001.

(D) Property, Plant and Equipment

At December 31, 2002, Credicorp had 348 branches, representative and similar offices, of which 109 were branch offices of BCP in Greater Lima. Credicorp’s principal properties include the , headquarters of BCP, at Calle Centenario 156, La Molina, Lima 12, Perú, and the headquarters of PPS at Avenida Arequipa 660, Lima, Perú. Credicorp owns these properties, with the exception of approximately 70 properties which it holds under leases. There are no material encumbrances on any of Credicorp’s properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

1. Critical Accounting Policies

Accounting policies applied by Credicorp are integral to the understanding of its results of operations and financial condition. The accounting policies are described in Note 2—Accounting Principles and Policies, to the Credicorp Consolidated Financial Statements, which are prepared in accordance with IAS. Additionally, Note 22 to the Credicorp Consolidated Financial Statements describes certain significant differences between IAS and U.S. GAAP. Some of these accounting policies are considered critical because, in Credicorp’s opinion, they have an important effect on Credicorp’s financial position and its results of operations and require difficult, subjective or complex judgments. The following is a summary of those critical accounting policies.

Provision for loan losses

The allowance for loan losses represents the estimate of the probable losses of the loan portfolio at the end of each reporting period. The methodology for determining reserves for loan losses is further described in “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” The determination of the amount of the allowance for loan losses by its nature involves judgments regarding various risk factors. This is especially true for the determination of the allowance for consumer credits because such credits are reviewed on a portfolio basis and with consideration of past due installments. Many factors can affect estimation of the range of losses in each of the categories for which Credicorp estimates the allowance on a portfolio basis. These factors include the methodology used to measure historical delinquency, the determination of the historical period to be considered in such measurements, any legal proceedings brought against specific clients, economic conditions in the different countries in which loans are made, historical loan loss experience, and appraisal of the loan portfolio, as well as other factors which, in our opinion, require recognition in estimating possible loan losses. The provision is increased for loans for which Credicorp cannot recover the outstanding amount. In such cases, the provision is the difference between the book value and the recoverable amount, which is determined by the present value of expected future cash flows, including the recoverable amount of guarantees. Although Credicorp’s models are frequently revised and improved, changes in the Peruvian economy and the short credit history of some clients result in increased uncertainty in these models. The use of different estimates or assumptions could produce different provisions for loan losses and changes in the macro-economic, political and regulatory Peruvian environment could affect the determination of the allowance for loans losses. See “Item 3. Key Information—(D) Risk Factors.”

Classification of securities as trading, available-for-sale and held-to-maturity investments

The accounting treatment of our securities depends on whether we classify them at acquisition as trading, available-for-sale or held-to-maturity investments. Classification at acquisition date in each of the three categories implies judgment about our expectations as to our strategy concerning each specific security. Changes in circumstances may modify our strategy with respect to a specific security requiring a transfer among the three categories indicated above.

Fair value of financial instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading and available-for-sale and other trading assets including derivatives. Fair value is defined as the value at which a position could be closed-out or sold in a transaction with a willing and knowledgeable party. We estimate fair value using quoted market prices when available. When quoted market prices are not available we use a variety of models, which include pricing models, comparisons to quoted prices of instruments with similar characteristics or discounted cash flow analysis. The determination of fair value when quoted market prices are not available involves management judgment. For example, there is often limited historical market data to rely upon when estimating the impact of holding a significant position or a position acquired a long time ago. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates are incorrect model assumptions and unexpected correlations. The imprecision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability.

Insurance reserves

PPS establishes insurance reserves for the following types of claims: reserves for casualty claims that have been reported but not paid, reserves in respect of IBNR claims, reserves for future benefit obligations under in-force life and accident insurance policies and unearned premium reserves. These reserves collectively appear on Credicorp’s consolidated balance sheet as “Reserve for Property and Casualty Claims” and “Reserve for Unearned Premiums.”

Casualty claims are recorded when reported. Reserves in respect of IBNR claims are estimated by taking into consideration the arithmetic progression of the percentages of reserves incurred but not reported, compared to the actual figures, over the years 1994 to 2001, inclusive.

PPS establishes reserves calculated to meet its obligations under its life and accident policies by using mortality tables, morbidity assumptions and interest rate projections.

Unearned premium reserves are established to cover the risks of policy lapse or termination prior to the end of the policy period. These reserves are calculated on an individual basis for each policy or coverage certificate, applying the unearned portion of the total risk. A premium deficiency reserve is established when the reserve for unearned premiums becomes insufficient to cover the risks and future expenses that correspond to the unexpired period of coverage at the date of calculation.

PPS’s insurance reserves are calculated using actuarial principles and a variety of assumptions, including, as mentioned above, mortality tables, interest rate estimates and historical claim payment patterns. See Note 2(e) to the Credicorp Consolidated Financial Statements. Although Credicorp frequently revises its models and assumptions, there is inherent uncertainty in the process of estimation of insurance reserves.

Furthermore, changes in variables such as healthcare costs and mortality rates or macro-economic factors, including Perú’s political, economic and regulatory environment, could affect the assumptions used in the estimation of insurance reserves, contributing to uncertainty in the estimation of insurance reserves.

Use of estimates

In presenting the financial statements, management also makes estimates and assumptions that also include the amount of valuation allowances on deferred tax assets, the amount of insurance reserves, the selection of useful lives of certain assets and the determination of whether a specific asset or group of assets has been impaired. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

2. Historical Discussion and Analysis

The following discussion is based upon information contained in the Credicorp Consolidated Financial Statements and should be read in conjunction therewith. The Credicorp Consolidated Financial Statements have been prepared in accordance with IAS, which differ in certain significant respects from U.S. GAAP. See Note 22 to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IAS and U.S. GAAP as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity. The discussion in this section regarding interest rates is based on nominal interest rates. For a comparison of nominal interest rates with real interest rates, see “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information—(i) Average Balance Sheets and Income from Interest-Earning Assets—Real Average Interest Rates.”

The financial information and discussion and analysis presented below for 2000, 2001 and 2002 reflect the financial position and results of operations for 2000, 2001 and 2002 of Credicorp’s subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

At December 31, 2002, approximately 81.9% of Credicorp’s deposits and 85.9% of its loans were denominated in foreign currencies, reflecting the historic lack of confidence in the Peruvian currency stemming from high inflation rates in prior years. With the reduction in the rate of inflation, Credicorp has begun to attract more Nuevo Sol-denominated deposits and to offer more Nuevo Sol-denominated loans. Nevertheless, Credicorp expects the majority of its deposits and loans to continue to be denominated in foreign currencies.

Results of Operations for the Three Years Ended December 31, 2002

The following table sets forth, for the years 2000, 2001 and 2002, the principal components of Credicorp’s net income:

	Year ended December 31,
	2000	2001	2002

	(U.S. Dollars in thousands)
Interest income	US$763,535	US$694,772	US$531,874
Interest expense	389,748	318,542	178,070

Net interest income	US$373,787	US$376,230	US$353,804
Provision for loan losses	170,102	119,422	99,596

Net interest income after Provision	US$203,685	US$256,808	US$254,208
Noninterest income	317,978	329,050	335,659
Claims on insurance activities	92,261	97,017	97,901
Other expenses	391,529	390,779	404,186

Income before translation result, income tax and minority interest	US$37,873	US$98,062	US$87,780

Translation result (loss) gain	US$(8,500)	US$(2,575)	US$(2,482)
Income tax	(6,124)	(25,135)	(32,628)
Minority interest	(5,553)	(15,839)	(10,287)

Net income	US$17,696	US$54,513	US$42,383

Credicorp’s consolidated net income decreased from 2001 to 2002, following an increase from 2000 to 2001. 2002 net income declined mainly because results in 2001 included a non-recurring gain of US$19.0 million from the sale of Banco Capital and the shares of Backus (see “Item 4. Information on the Company—(B) Business Overview—5. Insurance”), and also because in 2002 BCP incurred non-recurring expenses of US$14.4 million before income taxes related to structural changes of information systems, as well as to a change of corporate image and severance payments owing to staff restructuring. In 2001, the sales of Banco Capital and Backus produced gains of US$6.0 million and US$23.3 million, respectively. In addition, in 2001, BCP made provisions of US$10.6 million for possible losses in the investment portfolio and for possible losses in the loan portfolio of BCB. Aside from the non-recurring items, results in 2002 show lower provisions for bad loans and higher non-financial income, offset by lower net interest income.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2000	2001	2002

	(U.S. Dollars in thousands)
Interest income:
Loans	US$598,842	US$544,255	US$420,341
Deposits	20,486	26,051	15,764
Deposits in Central Bank	63,839	39,472	20,752
Investment securities	73,644	82,607	72,724
Dividends	6,724	2,387	2,293

Total interest income	US$763,535	US$694,772	US$531,874

Interest expense:
Saving deposits	US$49,924	US$31,307	US$9,358
Time deposits	254,043	216,741	138,689
Borrowing from other financial institutions	62,843	59,177	25,285
Demand deposits	22,938	11,317	4,738

Total interest expense	US$389,748	US$318,542	US$178,070
Net interest income	US$373,787	US$376,230	US$353,804

Credicorp’s net interest income decreased 6.0% in 2002 compared to 2001, which in turn increased 0.7% compared to 2000.

Interest Income. Interest income decreased 23.5% in 2002 compared to 2001, and 9.0% from 2001 to 2000. Interest income decreased during 2002 principally due to lower interest rates on loans and lower loan volumes. These decreases reflect both the continuing policy of Credicorp’s management to tighten credit requirements in the Middle Market and Small Business segments, and the Corporate sector’s excess liquidity resulting from reduced economic activity in Perú. See “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information.” Average nominal interest rates earned by Credicorp on its loans decreased to 10.1% in 2002 from 12.4% in 2001 and 13.2% in 2000. The average nominal interest rate for foreign currency-denominated loans was 11.5% in 2000, decreasing to 10.7% in 2001, and to 8.5% in 2002. Interest rates for Nuevo Sol-denominated loans decreased from 26.5% in 2000 to 24.5% in 2001, and to 20.4% in 2002.

The quarterly average balance of Credicorp’s foreign currency-denominated loan portfolio decreased 5.9% to US$3,595.2 million in 2002 from US$3,819.9 million in 2001, which in turn represented a 5.0% decrease from US$4,019.8 million in 2000. The average balance of Credicorp’s Nuevo Sol-denominated loan portfolio remained virtually unchanged from 2001 to 2002 with a balance of US$560.1 million at year end, which represented a 7.3% increase from US$522.0 million in 2000. Credicorp’s excess liquidity continued through 2002, but the adverse economic situation made it difficult to place loans adequately. An increasing proportion of loans went to segments presenting lower risk, but these segments also yielded lower margins. See “Item 4. Information on the Company—(B) Business Overview—3. Commercial Banking—(ii) Retail Banking” and “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information.”

Credicorp’s planned shift in its loan portfolio to middle market and consumer lending could be accompanied by increased risk, not only due to the speed and magnitude of the shift, but also to Credicorp’s lack of experience in lending in these areas, as compared to its experience in more traditional lending activities. Given the changing composition of Credicorp’s loan portfolio, Credicorp’s historical loss experience may not be indicative of its future loan loss experience.

Interest expense. Interest expense decreased 44.1% in 2002 compared to 2001 and 18.3% from 2000 to 2001. Lower interest expense in 2002 and 2001 was principally due to decreased interest rates on deposits. Interest rates paid on foreign currency-denominated deposits decreased from 5.9% in 2000 to 4.8% in 2001 and further to 3.1% in 2002. Interest paid on Nuevo Sol-denominated deposits decreased from 9.8% in 2000 to 6.0% in 2001, and further to 2.5% in 2002. The decrease in the average nominal interest rate paid on both foreign currency-denominated deposits and Nuevo Sol-denominated deposits in 2001 and 2002 resulted primarily from excess liquidity in Perú’s major banks in the aftermath of the Brazilian financial crisis and also as a result of declining rates in international capital markets. See “Item 4. (B) Business Overview—8. Competition” and “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information.”

Credicorp’s average foreign currency-denominated deposits decreased 5.2% to US$4,141.2 million in 2002 from US$4,369.4 million in 2001, which in turn represented a 0.1% decrease from US$4,375.5 million in 2000. Credicorp’s average Nuevo Sol-denominated deposits increased 15.3% to US$952.0 million in 2002 from US$825.8 million in 2001, which in turn represented a 20.4% increase from US$685.8 million in 2000. See “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information.”

Net interest margin. Credicorp’s net interest margin (net interest income divided by average interest-earning assets) decreased from 5.5% in 2000 to 5.3% in 2001, and declined further to 5.1% in 2002. The net interest margin decreased in 2002 mainly due to lower returns on Nuevo Sol-denominated investments and loans due to the stability of the exchange rate. The lower net interest margin in 2001 was mainly due to lower returns on investments and loans, which was not fully offset by increased lending in higher margin Nuevo Sol-denominated loans. See “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information.”

Provision for Loan Losses

Credicorp classifies by risk category all of its loans and other credits. Credicorp establishes specific loan loss reserves based on the classification of particular loans (see “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio”), as well as generic loss reserves. See “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” Credicorp’s policy is to maintain generic reserves of not more than 2% of BCP’s total credit exposure (loans plus contingent liabilities), net of specific reserves and certain readily marketable collateral, provided that the general reserves not be less than 5% of total consumer and credit card loans. Credicorp’s policy is also to maintain general reserves with respect to ASHC in amounts it deems appropriate. See “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” Credicorp does not anticipate that the expansion of its loan portfolio or the consolidation of the activities of its subsidiaries will necessitate a change in its generic reserve policy.

The following table sets forth the movements in Credicorp’s reserve for loan losses:

	Year ended December 31,
	1998	1999	2000	2001	2002

	(U.S. Dollars in thousands)
Reserves for loan losses at
the beginning of the year	US$209,810	US$270,082	US$307,343	US$341,487	US$344,433
Additional provisions	165,694	181,220	170,102	119,422	99,956
Acquisitions and transfers	11,236	--	--	--	122,841
Recoveries of write-offs	4,866	5,903	7,825	14,935	12,050
Write-offs	(119,994)	(156,976)	(135,320)	(124,690)	(150,102)

Monetary Correction and Other	(1,530)	7,114	(8,463)	(6,721)	(4,787)

Reserves for loan losses at the end of the year	US$270,082	US$307,343	US$341,487	US$344,433	US$424,031

Provisions for loan losses, charged against income net of recoveries, decreased 16.6% to US$99.6 million in 2002 after a decrease of 29.8% in 2001. Provision expense in 2002 included US$30.2 million required by BCB (compared to US$31.8 million in 2001) and US$5.9 million for Banco Tequendama (compared to US$5.3 million in 2001). Despite lower provisions added in 2002, principally by BCP’s Peruvian operations, provisioning to offset risk continued to be high compared to prior periods. This was principally due to continued deterioration in the credit quality in the Middle and Small Business segments resulting from the delay in the recovery of economic activity and ongoing decreased domestic demand caused by the unevenness of the recovery. The Middle Market and Small Business segments continued to require most of the provisions made during 2002. The effects of the increase in specific provisions were substantially offset by write-offs of specific loans amounting to US$150.1 million in 2002, 20.4% higher than in 2001. Write-offs declined 7.9% from 2000 to 2001. The loans charged off are primarily attributable to the removal of loans that were fully provided for and considered unrecoverable pursuant to loan provision regulations in effect since 1998. These regulations lowered the amount of time loans were required to remain fully provided for before being charged off.

Generic provisions, which totaled US$17.0 million as of December 31, 2000, grew to US$30.4 million at December 31, 2001, and further to US$46.0 million at December 31, 2002. Additionally, as of December 31, 2002, US$7.5 million of generic provisions are included in the special reserve equity account as appropriations of retained earnings, which remained unchanged since December 31, 2001. See Notes 6(f) and 13(d) to the Credicorp Consolidated Financial Statements.

Reserves as a percentage of past due loans was 104.4% at year-end 2002, as compared to 98.2% at year-end 2001. Reserves as a percentage of substandard loans increased to 51.8% at year-end 2002 from 45.4% at year-end 2001. Including US$7.5 million of loan loss reserves in the special reserve equity account at December 31, 2002 and 2001, respectively. Reserves as a percentage of past due loans were 106.3% and as a percentage of substandard loans were 52.7% in 2002, increasing from 100.3% and 46.4% in 2001, respectively. Given the changing composition of Credicorp’s loan portfolio, Credicorp’s historical loss experience may not be indicative of its future loan loss experience.

Noninterest income

The following table reflects the components of Credicorp’s noninterest income:

	Year ended December 31,
	2000	2001	2002
	(U.S. Dollars in thousands)
Fees and commissions from banking services..	US$144,001	US$155,030	US$177,305
Net (loss) gains from sales of securities	8,954	31,737	(1,097)
Net gains on foreign exchange transactions..	23,625	17,549	22,582
Net premiums earned	113,395	112,204	125,218
Other income	28,003	12,530	11,651

Total non-interest income	US$317,978	US$329,050	US$335,659

Credicorp’s noninterest income increased 2.0% to US$335.7 million in 2002 compared to 2001, which in turn increased 3.5% from 2000. Higher revenue in 2002 is mainly due to increased banking fee income and insurance premiums, which offset lower gains from securities transactions. 2001 income includes gains from the sale of Banco Capital and the shares of Backus. See “Item 4. Information on the Company—(B) Business Overview—5. Insurance.”

Fee and commission income grew 14.4% in 2002 from 2001, when almost all lines grew, with the largest increases in account maintenance charges, credit card fees, and fees related to brokerage and investment banking, mostly due to a higher rate structure. The 7.7% higher income from banking fees in 2001 came mainly from credit card services, brokerage fees and corporate finance, which offset decreased collections and guarantees fees.

Net gains from the sale of securities, principally equities, resulted in a net loss of US$1.1 million in 2002, compared to a net gain of US$31.7 million in 2001, which in turn grew from US$9.0 million in 2000. The net loss in 2002 is mostly due to losses in ASB’s investment portfolio. The increase in 2001 is mostly due to gains from the sale of Banco Capital and the shares of Backus. See “Item 4. Information on the Company—(B) Business Overview—5. Insurance.”

Credicorp’s gains from foreign exchange transactions grew 28.7% in 2002 compared to 2001, after decreasing 25.7% in 2001. Gains from foreign exchange transactions are not attributable to proprietary trading on the part of Credicorp. Increased gains in 2002 compared to 2001 were principally the result of higher volumes which offset a further decrease of the buy/sell spread. Revenue decreased in 2001 compared to 2000 principally due to lower transaction volumes. The buy/sell spread on U.S. Dollars decreased from 0.29% in 1996 (0.23% in 1997, 0.19% in both 1998 and 1999), to 0.16% in 2000, to 0.15% in 2001 and further to 0.13% in 2002, reflecting increased stability and competition in the foreign exchange markets.

Other income decreased 7.0% to US$11.7 million in 2002 compared to 2001, after decreasing 55.3% in 2001. Other income principally consists of customer service charges and certain income items. Other income declined in 2002 mainly due to lower gains on sales of foreclosed real estate. Decreased income in 2001 was also mainly due to lower gains on sale of foreclosed assets and other properties and equipment, after their high growth in 2000.

Net premiums grew 11.6% to US$125.2 million in 2002 after decreasing 1.1% in 2001. In 2002, total consolidated gross premiums, before reinsurances, consisted of: (i) general insurance line premiums, which amounted to 62.3% of total premiums and increased 22.3%; (ii) Pacífico Salud’s premiums, which were 10.2% of the total and increased 8.8%; and (iii) Pacífico Vida’s premiums, which amounted to 27.5% of the total and grew 7.1%. During 2002, within general insurance lines, the fire insurance line grew 68.6%, the health and medical assistance insurance line grew 4.6%, while the automobile insurance line declined 10.1%. The significant increase in premiums was due mostly to the sale of fire insurance to clients related to the state-owned insurance company, which ceased operating. Premiums also increased as a result of higher tariffs due to higher international reinsurance costs. Retained premiums increased in 2002 due in part to the higher reinsurance premiums. As a result, particularly in fire insurance, PPS retained a higher proportion of the premiums as PPS contracted less reinsurance. PPS attributes higher reinsurance costs to increased apprehension following the attacks in September 2001 in New York and Washington, D.C. and the lower returns on investments international reinsurers have received due to adverse market conditions. Through December 2002, pension fund benefits insurance grew 6.9%, while group life insurance and individual life insurance policies grew 13.7%, and life annuities decreased 1.4% compared to year 2001. In 2001, before reinsurances, general insurance lines grew 14.9%, with fire insurance growth of 35.7%, while life insurance lines increased 16.8%, life annuities grew 32.9% and pension fund benefits insurance grew 28.8% compared to 2000. See “Item 4. Information on the Company—(B) Business Overview—5. Insurance.”

Claims on Insurance Activities

During 2002, claims on insurance activities increased slightly by 0.9% to US$97.9 million, after growing 5.2% in 2001. Nevertheless, the net loss ratio, defined as net claims paid as a percentage of net premiums written, decreased to 58.6% in 2002, compared to 63.9% in 2001, which in turn decreased from 69.0% in 2000. The net loss ratio improved in 2002 mainly due to lower ratios in the following segments: fire insurance, for which the net loss ratio decreased to 15.9% in 2002 from 78.6% in 2001; Pacífico Salud, whose net loss ratio decreased to 82.6% from 108.0% in 2001; and personal injury, in which the net loss ratio decreased to 45.4% from 62.0% in 2001. In 2001, the net loss ratio improved despite the health insurance ratio remaining high at 86.2%, even after taking measures to reduce claims, and a higher ratio in fire insurance of 78.6% which was due to claims caused by the earthquake in the south of Perú, which occurred in the second quarter of 2001. Claims grew in 2000 principally in health insurance, at Pacífico Salud, and in auto insurance, which had net loss ratios of 92%, 110% and 76%, respectively. See “Item 4. Information on the Company—(B) Business Overview—5. Insurance.”

Other Expenses

The following table reflects the components of Credicorp’s other expenses:

	Year ended December 31,
	2000	2001	2002
	(U.S. Dollars in thousands)
Salaries and employee benefits	US$171,403	US$173,974	US$183,468
General and administrative	128,924	128,007	133,502
Depreciation and amortization	47,520	46,732	44,371
Provision for seized assets	22,565	7,447	15,094
Other	21,117	34,619	27,751

Total other expenses	US$391,529	US$390,779	US$404,186

Credicorp’s other expenses (aside from provisions for loan losses) increased 3.4% in 2002 compared to 2001, which in turn remained almost unchanged compared to 2000. Higher expenses during 2002 were due mostly to increased general and administrative expenses and personnel expenses (salaries and employee benefits). The increase in 2001 of other expenses was due mostly to higher provisions for contingencies and increases in personnel, which were offset by lower seized assets provisions.

Personnel expenses grew 5.5% in 2002 compared to 2001, after a 1.5% increase in 2001 compared to 2000. The number of Credicorp’s personnel increased to 9,896 in 2002 from 9,375 in 2001, which in turn increased from 9,212 in 2000. Considering only BCP, the number of personnel increased to 8,356 in 2002 from 7,747 in 2001, which in turn increased from 7,417 in 2000. The personnel increase in 2002 is mainly due to the inclusion of 685 employees of BSCH-Perú at December 31, 2002.

Credicorp’s general and administrative expenses (which include taxes other than income taxes) increased 4.3% in 2002 compared to 2001, after remaining almost unchanged in 2001 compared to 2000. Higher expenses in 2002 were the result of non-recurring charges related to projects including launching the new BCP identity; the restructuring of computer systems; and severance payments due to staff restructuring, which totaled US$14.4 million in 2002. General expense containment in 2001 was achieved mostly by reducing office supplies and operating charges and marketing expenses, which were offset by higher third party fees and maintenance and systems expenses. Depreciation and amortization decreased by 5.1% and 1.7% during 2002 and 2001, respectively.

Other expenses decreased 19.8% in 2002 compared to 2001, after increasing 63.9% in 2001 compared to 2000. Other expenses consist primarily of certain contingency provisions, net asset disposal costs and other miscellaneous items. Lower expenses in 2002 were mainly due to decreased provisions for contingencies. Increased expenses in 2001 were mostly due to higher provisions for contingencies and commissions principally paid by PPS.

Translation Result

Since Credicorp’s financial statements are kept in U.S. Dollars, the translation result reflects exposure to devaluation of net monetary positions in other currencies. Credicorp had a US$2.5 million translation loss in 2002, a US$2.6 million loss in 2001 and a US$8.5 million loss in 2000. Translation loss in 2002 was mostly due to losses recorded at Banco Tequendama, which were caused by the devaluation of the Colombian and Venezuelan currencies. These losses were partly offset by gains at BCP. Losses in 2001 were mostly due to losses recorded at PPS and Banco Tequendama, which had US$1.7 million and US$1.0 million of translation losses, respectively. Losses in 2000 were mostly due to losses recorded at BCP, Banco Tequendama and BCB, which had US$2.9 million, US$2.3 million and US$2.1 million of translation losses, respectively.

Income Taxes

Credicorp is not subject to income taxes or taxes on capital gains, capital transfers or equity or estates duty under Bermuda law; however, certain of its subsidiaries are subject to income tax depending on the legislation applicable to the jurisdictions in which they generate income.

Credicorp’s Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under the Peruvian tax law. The statutory income tax rate payable in Perú since 2002 is 27% of taxable income, which includes the result of exposure to inflation, plus an additional 4.1% withholding tax on dividends, which Credicorp registers as income tax based on the liquid amount received from BCP. Amendments to the income tax legislation in 2000 allowed Peruvian companies to pay income tax at a rate of 20% for the portion of taxable income reinvested in any economic activity during that year, adjusted from the standard rate of 30%. For fiscal years 1998 and 1999, companies were subject to an extraordinary tax on net assets of 0.5%, and 0.2%, respectively. In the case of banks, such asset taxes were calculated based on 50% of assets (net of depreciation, reserve for loan losses and common stock investments in Peruvian corporations) as of December 31 of the relevant fiscal year. Beginning in 1994, amounts required to be held by BCP in the Central Bank as reserve deposits could be deducted from the asset calculation for determination of the alternative minimum tax and the extraordinary tax. Starting in 2003, and applying rates on substantially the same net assets, a procedure will be applied to make advance payments of the income tax liability correspond to the on going fiscal year Both the asset based taxes and the advance payment procedure are payable even if no tax liability results in the tax year in question.

Peruvian tax legislation is applicable to legal entities established in Perú, and on an individual (not consolidated) basis. Credicorp’s non-Peruvian subsidiaries are not subject to taxation in Perú and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

ASHC is not subject to taxation in Panama since its operations are undertaken “offshore.” The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance or gift tax. Prior to 1995, there was no corporate income tax in Bolivia. Although Bolivia adopted an income tax regime starting in 1995, due to BCB’s ability to offset taxes paid other than income taxes from any income tax liability, no Bolivian income taxes have been payable. Banco Tequendama is subject to income tax in Colombia at the statutory rate of 35%.

Income tax expense by Credicorp increased to US$32.6 million in 2002 from US$25.1 million in 2001, which in turn represented a 122.2% increase from US$6.1 million in 2000. Income tax growth in 2001 and 2002 reflects increases in Credicorp’s taxable income. Since 1994, Credicorp has paid the Peruvian income tax at the statutory rate. The effective tax rates in 2001 and 2002 were 23% and 38%, respectively.

3. Financial Condition

Total Assets

As of December 31, 2002, Credicorp had total assets of US$8,616.8 million, increasing 13.7% compared to total assets of US$7,581.8 million at December 31, 2001, with loans, net of provisions, increasing 18.1%, which was partly offset by lower interest receivables and other assets. From December 31, 2001 through December 31, 2002, the Peruvian financial system grew 5.8% in terms of deposits and 1.9% in terms of loans while GDP grew 5.2%. The high growth in assets during 2002 reported by Credicorp is mainly due to the acquisition of BSCH-Perú. Although no assurance can be given, Credicorp expects its total assets to grow in the following years at a rate similar to GDP growth. The ratio of financial intermediation, as measured by the sum of currency in circulation, bank deposits and other bank obligations to the public, divided by GDP, was 5.2% in 1990 and, although this ratio reached approximately 25% in 2001 and 2002, this is still below the 26.7% peak in the early 1970s. Nevertheless, Credicorp expects the rate of growth in total assets to decline compared to the unusually high levels experienced through 1997.

Credicorp’s planned expansion in its loan portfolio could be accompanied by increased risk, not only due to the speed and magnitude of the increase in loans, but also to the anticipated shift to middle market and consumer lending, sectors in which Credicorp lacks the experience that it has in its more traditional lending activities, particularly corporate lending. Given the changing composition of Credicorp’s loan portfolio, Credicorp’s historical loss experience may not be indicative of its future loan loss experience.

As of December 31, 2002, Credicorp’s total loans were US$4,817.7 million, which represented 55.9% of total assets. Net of reserves for loan losses, total loans were US$4,393.6 million. As of December 31, 2001, Credicorp’s total loans equaled US$4,064.5 million, which represented 53.6% of total assets. Net of reserves for loan losses, total loans were US$3,720.0 million. Credicorp’s total loans grew from December 31, 2001 to December 31, 2002 by 18.5%, and net of loan loss reserves by 18.1% in the same period, for the reasons specified in the first paragraph of this section.

Credicorp’s total deposits with the Central Bank of Perú remained almost unchanged, with US$1,281.6 million as of December 31, 2001 and US$1,209.1 million as of December 31, 2002. Credicorp’s securities holdings (which include marketable securities and investments) increased to US$1,240.4 million at December 31, 2002 from US$1,135.5 million at December 31, 2001. During 2002, the marketable securities portfolio increased 10.4% to US$605.1 million principally due to increased investments in Central Bank certificates and bonds by BCP. The available-for-sale securities portfolio increased 8.2% to US$635.3 million.

Total Liabilities

As of December 31, 2002, Credicorp had total liabilities of US$7,792.97 million, a 14.9% increase over total liabilities of US$6,785.1 million as of December 31, 2001. As of December 31, 2002, Credicorp had total deposits of US$6,381.2 million, a 15.1% increase over total deposits of US$5,543.4 million at December 31, 2001. The increase in deposits in 2002 was mainly due to the acquisition by BCP of BSCH-Perú. Credicorp believes that its extensive branch network and reputation in the Peruvian market have allowed it to compete effectively for new deposits and to attract stable, low cost savings deposits. Growth during 2002 was 39.7% in demand deposits, and 9.7% in savings deposits, while time deposits grew 9.3%. As of December 31, 2002, Credicorp, including BSCH-Perú, had 48.3% of total savings deposits in the Peruvian banking system and 38.6% of total deposits, both of which are the highest of any Peruvian bank. An important characteristic of Credicorp’s deposit base is that, as of December 31, 2002, it included 56.8% of the entire Peruvian banking system’s CTS deposits. Credicorp believes that it traditionally has attracted a high percentage of the savings and CTS deposit market because of its reputation as a sound institution and its extensive branch network. Credicorp’s funding strategy has been structured around maintaining a diversified deposit base. Credicorp’s core deposits (savings, CTS and demand deposits) accounted for 58.1% of total deposits as of December 31, 2002, and more than 60% of total deposits considering BCP individually. Credicorp’s market share in these types of deposits amounted to 49.1% of the system at December 31, 2002.

4. Reconciliation of Differences Between IAS and U.S. GAAP

The Credicorp Consolidated Financial Statements have been prepared in accordance with IAS, which differ in certain significant respects from U.S. GAAP. The principal difference between IAS and U.S. GAAP, insofar as they relate to Credicorp, is the treatment of goodwill amortization. Credicorp believes that there is no significant difference between (i) the amounts of the loan loss provisions taken under IAS and the provisions that would be required under U.S. GAAP, (ii) the accounting treatment of investments with the adoption of IAS 39 since 2001 (see Note 2(h) to the Credicorp Consolidated Financial Statements) and (iii) the treatment of goodwill amortization in 2002. Net income for the year ended December 31, 2002 was US$42.4 million under IAS compared to US$45.4 million under U.S. GAAP. Net income for the year ended December 31, 2001 was US$54.5 million under IAS compared to US$55.9 million under U.S. GAAP. Net income for the year ended December 31, 2000 was US$17.7 million under IAS compared to US$15.8 million under U.S. GAAP. Shareholders’ equity under IAS was US$823.8 million as of December 31, 2002, similar to the amount under U.S. GAAP of US$826.8 million due to the application of IAS 39 (which was adopted in 2001 and is similar to the accounting provisions under U.S. GAAP), and US$796.8 million as of December 31, 2001, which was the same amount under U.S. GAAP. See Note 22 to the Credicorp Consolidated Financial Statements for a discussion of the significant differences between IAS and U.S. GAAP, insofar as they relate to Credicorp.

(B) Liquidity and Capital Resources

Regulatory Capital and Capital Adequacy Ratios

	As of December 31,
	2000	2001	2002
	(U.S. Dollars in thousands, except percentages)
Capital stock, net	US$545,671	US$536,327	US$539,235
Legal and other capital reserves	69,527	69,527	69,527
Retained earnings	0	0	29,162
Generic contingency loss reserves	28,659	34,577	34,577
Subordinated debt	72,877	55,555	68,349

Total	US$716,734	US$695,986	US$740,850
Less: investment in multilateral organizations and Banks	(134)	(162)	(2,808)
Total regulatory capital(1)	US$716,600	US$695,824	US$738,042
Risk-weighted assets(1)	6,050,705	5,912,823	6,407,333
Capital Ratios:
Regulatory capital as a percentage of risk-weighted assets	11.84%	11.77%	11.52%
Ratio of risk-weighted assets to regulatory capital (1)	8.44	8.50	8.68
____________________________
(1)

On an unconsolidated basis, BCP’s regulatory capital was US$400.9 million and its risk-weighted assets and equivalent market risks were US$3,861.6 million as of December 31, 2002, yielding a ratio of 9.63 to 1.0 (10.4%). ASB, which determines regulatory capital and risk-weighted assets in accordance with the Basel Accord, had a risk-weighted assets to regulatory capital ratio of 4.48 to 1.0 (22.3%).

Average shareholders’ equity as a percentage of average total assets decreased from 10.2% in 2000 to 10.1% in 2001, but grew to 10.4% in 2002.

Liquidity Risk

The following table reflects the maturity and currency structure of Credicorp’s assets, liabilities and shareholders’ equity as of December 31, 2002:

	Year ended December 31, 2002
	Nuevos Soles	Foreign currency	Total	Percentage

	(U.S. Dollars in thousands, except percentages)
Assets
Financial Assets:
Cash and due from banks	US$162,612	US$2,019,778	US$2,182,390	25.33%
Other assets (1)
Less than 3 months	620,649	2,197,531	2,818,180	32.71%
From 3 months to 12 months	259,110	1,066,636	1,325,746	15.39%
More than 12 months	180,133	1,861,594	2,041,727	23.69%
Sub-Total	1,222,504	7,145,539	8,368,043	97.11%
Non-Financial Assets:
Bank premises and equipment and others	255,569	417,193	672,762	7.81%
Reserves for loan losses	(22,606)	(401,425)	(424,031)	-4.92%
Sub-Total	232,963	15,768	248,731	2.89%
Total	US$1,455,467	US$7,161,307	US$8,616,774	100.00%

Percentage of total assets	16.89%	83.11%	100.00%
Liabilities and Shareholders’ Equity
Financial Liabilities:
Non-interest bearing deposits	US$225,915	US$596,969	US$822,884	9.55%
Other liabilities (2)
Less than 3 months (3)	903,757	1,978,001	2,881,758	33.44%
From 3 months to 12 months	204,104	1,378,638	1,582,742	18.37%
More than 12 months	50,406	1,685,888	1,736,294	20.15%
Sub-Total	1,384,182	5,639,496	7,023,678	81.51%
Non-Financial Liabilities and Equity:
Other liabilities	20,315	748,980	769,295	8.93%
Shareholders’ equity	515,483	308,317	823,800	9.56%
Sub-Total	535,798	1,057,297	1,593,095	18.49%
Total	US$1,919,980	US$6,696,793	US$8,616,773	100.00%

Percentage of total liabilities and shareholders’ equity	22.28%	77.72%	100.00%
________________
(1)	Consists of loans, marketable securities, investments, interest and other receivables, deferred expenses and other assets.
(2)	Demand, savings, certificates of deposit, time deposits and borrowings.
(3)

Includes US$552.2 million of CTS deposits which, subject to certain exceptions, may be withdrawn by the depositor only upon termination of employment or upon transfer to another bank. Although classified as short-term, historically these deposits have been relatively stable.

Credicorp manages its assets and liabilities to ensure that it has sufficient liquidity to meet its present and future financial obligations and that it is able to take advantage of appropriate business opportunities as they arise. Liquidity risk represents the potential for loss as a result of limitations on our ability to adjust future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost-effective basis. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extensions of loans or other forms of credit, and working capital needs.

BCP is subject to SBS Resolution No. 622-98, enacted in July 1998, which made its Market Risk Unit responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s daily average ratios during the month of December 2002 were 30.5% and 55.7% for Nuevos Soles and foreign exchange-based transactions, respectively.

Credicorp has never defaulted on any of its debt or been forced to reschedule any of its obligations. Even during the early 1980s, when the government of Perú and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and PPS complied with all of their payment obligations.

Credicorp’s principal source of funding is customer deposits with BCP’s Retail Banking division and ASHC’s Private Banking division, and premiums and amounts earned on invested assets at PPS. The growth of Credicorp’s deposit base over the past years has enabled Credicorp to increase significantly its lending activity. Credicorp believes that funds from its deposit-taking operations generally will continue to meet Credicorp’s liquidity needs for the foreseeable future. The Retail Banking division has developed a diversified and stable deposit base and the Private Banking division has developed a stable deposit base that, in each case, provides Credicorp with a low-cost source of funding. This deposit base has traditionally been one of Credicorp’s greatest strengths. BCP at times has accessed Perú’s short-term interbank deposit market, although it is generally a lender in this market. The Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP. ASHC also has the ability to borrow from correspondent banks on an overnight basis at rates tied to the Federal Funds rate as well as funding lines from international financial institutions. At the end of 2002, Credicorp had credit lines available from correspondent banks of approximately US$1.6 billion, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. The latter facilities include funding from CAF, the IFC and other international lenders. In 1998 and 2001, a total of approximately US$200 million of funding was received through the securitization of certain credit card receivables and diversified payment rights, with BCP as the originator of such assets. BCP may utilize these funding options in the future.

In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2002, BCP had US$28.5 million of outstanding mortgage bonds and notes. A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2002, BCP had US$350.2 million of outstanding leasing bonds. These bonds have maturities extending from three to five years and bear the same interest as 360-day time deposits. In addition to its regular sources of funds, BCP is an intermediary of several medium-term credit lines for project financings in certain economic activities, from the Peruvian development financing company, COFIDE, other international financial institutions like the CAF, the IFC and other major export credit agencies.

Among the policies that Credicorp follows to ensure sufficient liquidity are the active management of interest rates and the active monitoring of market trends, in order to identify and provide for changes in the supply of deposits or the demand for loans.

The principal sources of funds for PPS’s insurance operations are premiums and amounts earned on invested assets. The major uses of these funds are the payment of policyholder claims, benefits and related expenses, reinsurance costs, commissions and other operating costs. In general, PPS’s insurance operations generate substantial cash flow because most premiums are received in advance of the time when claim payments are required. Positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, historically have met the liquidity requirements of PPS’s insurance operations. See Notes 10 and 11 to Credicorp’s Consolidated Financial Statements.

(C) Research and Development

Not applicable.

(D) Trend Information

Credicorp was able to overcome difficulties presented by the ramifications of the international financial crisis during the years 1998, 1999 and 2000 to improve its core businesses in 2001 and 2002. Through these past years, Credicorp dedicated significant resources to consolidate its competitive advantages. Credicorp expects 2003 to be a year of improvement and consolidation, with higher profitability, and further strengthening of its balance sheet.

In 2003, it is likely that banks in Perú will see little growth in loans, financial margins will continue to tighten, and pricing for the services they offer will suffer from higher competition. Credicorp will take measures to reduce volatility of net income, reduce costs and raise operating efficiency, which will help compensate for lower financial margins, while limiting international expansion.

For BCP, growth will primarily be directed towards offering loans and adequate financial services in market segments with higher margins and lower banking penetration. In personal banking, BCP expects to see growth in mortgage loans, especially those linked to the government’s MiVivienda low-income housing program, as well as loans to micro-businesses. In order to generate more transactional services fee income, BCP will further increase its branches in zones poorly served by banks and which show growth potential. Middle Market Banking, after the removal of bad loans from its loan portfolio, is another market segment which should begin to recover and reach volumes seen prior to the crisis. 2003 presents the specific challenge of integrating customers and operations from BSCH-Perú, requiring the effort of all BCP team members to offer services of the quality that customers require and to obtain benefits from higher operating efficiency.

ASHC will continue its strategy employed starting in 2001, to achieve sustained growth in managing third-party funds and change the composition of its investments towards lower-risk instruments. Implementation of this strategy will result in lower income, but this should be offset by the increase in fees from third-party fund management.

Banco Tequendama will continue its efforts to increase loans and deposits, reduce expenses and generate positive results while reducing support required from Credicorp. In 2003, BCB will likely continue to be affected by the high rate of overdue loans but it will require smaller charges for provisions.

Credicorp’s insurance business is likely to grow in 2003 in line with economic activity even though its margins will remain low because of greater competition and the higher cost of reinsurance. There is an opportunity for growth in annuities due to the new regulations providing for early retirement, and, in the field of health insurance PPS will take steps to reduce further the rate of claims.

ITEM 6. DIRECTORS, SENIOR MANAGERS AND EMPLOYEES

(A) Directors and Senior Management

Board of Directors

The following table sets forth the current Directors of Credicorp.

Name	Position	Years served as a Director(1)
Dionisio Romero	Chairman	33
Luis Nicolini	Vice Chairman	27
Fernando Fort	Director	21
Reynaldo Llosa	Director	20
Juan Carlos Verme	Director	13
Luis Enrique Yarur(2)	Director	7
____________________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2002.
(2)	Mr. Yarur was elected to the Board of Directors on October 31, 2002, replacing José Antonio Onrubia.

Dionisio Romero is an economist with a Masters degree in Business Administration from Stanford University in the United States of America. Mr. Romero was the Chairman of Banco de Crédito del Perú from 1966 to 1987 and has served as a Board Member from December 1990 to the present. He is the Chairman of Credicorp and has held this position since August 1995. Additionally he serves as a Director on the Boards of various other companies.

Luis Nicolini, an industrial banker by profession, has served as Vice Chairman of Banco de Crédito del Perú since August 1995, is also a Director on the Boards of Inversiones Centenario, Alicorp, and is Chairman of the textile company Fábrica de Tejidos La Bellota. He has been Vice Chairman of Credicorp since August 1995.

Fernando Fort is a lawyer and Partner at the law firm of Fort, Bertorini, Godoy y Sarmiento. Mr. Fort has served as a Director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. He has served as a Director of Credicorp since March 1999. Additionally, Mr. Fort serves as a Director on the Board of Inversiones Centenario and the Boards of various other companies.

Reynaldo Llosa is a business manager and has served as a Director of Banco de Crédito del Perú’s from 1980 to October 1987 and from March 1990 to the present. He has been a Director of Credicorp since August 1995. Mr. Llosa is also the main partner and general manager of the company F.N. Jones S.R. Ltda., and serves as a Director on the Boards of various other companies.

Juan Carlos Verme is a businessman and has served as Director of Banco de Crédito del Perú since March 1990 and as a Director of Credicorp since August 1995. Mr. Verme also serves as a Director on the Boards of various other companies.

Luis Enrique Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He became a Director of Credicorp on October 31, 2002. Mr. Yarur is Chairman of the Board of Banco de Crédito e Inversiones, of Chile, and member of the Boards of various other Chilean companies.

The Secretary of Credicorp is Dawna L. Ferguson. The Assistant Secretary of Credicorp is Fernando Palao. The Resident Representative of Credicorp in Bermuda is Nicholas G. Trollope.

Executive Officers

Pursuant to Credicorp’s bye-laws (the “Bye-Laws”), the Board of Directors has the power to delegate its power over day-to-day management to one or more Directors, officers, employees or agents. The following table sets forth information concerning the principal executive officers of Credicorp.

Name	Position	Years Served as an Officer(1)
Dionisio Romero	Chief Executive Officer	33(2)
Raimundo Morales	Chief Operating Officer	23
Carlos Muñoz	Executive Vice President	22
Benedicto Cigüeñas	Chief Financial and Accounting	12
	Officer
José Luis Gagliardi	Senior Vice President,	22(3)
	Administration and
	Human Resources
Arturo Rodrigo	Senior Vice President, Insurance	27
____________________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2002.
(2)	Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3)	Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

Dionisio Romero, the Chief Executive Officer of Credicorp, also serves on Credicorp’s Board of Directors. See “—Directors.”

Raimundo Morales, the Chief Operating Officer of Credicorp, is also the General Manager of BCP, having joined BCP in 1980. Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices. His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group. From 1987 to 1990 he was the General Manager of ASB in Miami. He rejoined BCP as General Manager in 1990. Mr. Morales received his Masters degree in Finance from the Wharton School of Business in the United States.

Carlos Muñoz, the Executive Vice President of Credicorp and, the Deputy General Manager of BCP, is also the President of ASB. He previously served as Senior Vice President and Manager of BCP’s Metropolitan Division Group and later managed the Retail Banking Group as an Executive Vice President. Previously, Mr. Muñoz held positions as an Investment Officer for the International Finance Corporation (World Bank Group) in Washington, D.C. and with the Philadelphia National Bank in Philadelphia, Paris and Buenos Aires, where his last position was Assistant Vice President and Regional Representative. From 1988 to 1990, Mr. Muñoz served as Executive Vice President of ASB. Mr. Muñoz received his Masters degree in Finance from the Wharton School of Business in the United States.

Benedicto Cigüeñas is the Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of BCP. Before joining BCP in 1991, Mr. Cigüeñas was the General Manager of Banco Exterior de los Andes y de España (Regional Office in Peru) and of Banco Continental. He served as Perú’s Vice Minister of Finance from 1979 to 1981. Mr. Cigüeñas received his Masters degree in Economics from Colegio de Mexico, in Mexico.

José Luis Gagliardi, the Senior Vice President, Administration and Human Resources of Credicorp and Executive Vice President of Administration of BCP, first joined BCP in 1981. From March 1981 until December 1988 he served as the Manager of Human Resources and Central Manager of Resources and Administration. In 1988, Mr. Gagliardi left BCP to manage Human Resources for Bank of America’s Latin American Division. He rejoined BCP in November 1990.

Arturo Rodrigo is the Senior Vice President, Insurance for Credicorp and is the General Manager of PPS. Prior to joining PPS in 1976, Mr. Rodrigo worked at La Vitalicia Compañía de Seguros. Before becoming General Manager of PPS, Mr. Rodrigo held various management positions at PPS, managing both the technical area and the commercial property line.

(B) Compensation

The aggregate amount of compensation paid by Credicorp to all Directors and executive officers for 2002 was US$3.4 million. Credicorp does not disclose to its shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

Pursuant to the Credicorp Shares Purchase Options Plan (the "Plan") which Credicorp instituted to grant options beginning in fiscal year 1999, Credicorp granted options to purchase Common Shares to certain Directors and administrative, supervisory and management personnel during the years ending December 31, 1999, 2000, 2001 and 2002 (each individually an “Option” and collectively the “Options”). Each Option expires eight years after the date of grant. The Options vest in 25% increments during the first four years following the date of grant. From the end of the fourth year after the grant of an Option until the expiration date of the Option, all or a portion of such Option still outstanding under the Plan may be exercised at any time. The Options granted in 1999 were for a total of 475,000 Common Shares with an exercise price of $9.09, Options granted in 2000 amounted to 534,000 with an exercise price of $10.25, Options granted in 2001 were for 571,750 Common Shares and have an exercise price of US$7.05, and Options granted in 2002 were for 575,000 Common Shares and have an exercise price of US$8.73. As of December 31, 2002, only 1,250 Common Shares had been purchased through the exercise of stock options.

(C) Board Practices

The management of Credicorp is the responsibility of the Board of Directors, which, pursuant to the Bye-Laws, is composed of six persons. Directors need not be shareholders. Directors are elected and their remuneration is determined at Annual General Shareholders’ Meetings. Directors hold office for three-year terms. The terms of only two Directors expire at a given Annual General Shareholders’ Meeting, and at such meeting their successors are elected. Credicorp’s current Directors have no benefits in addition to the remuneration agreed at the annual general shareholders’ meetings, nor benefits that could be enjoyed at the termination of their service terms.

Pursuant to the Bye-Laws, the number of Directors required to constitute a quorum is a majority of the Directors. A quorum must exist throughout any meeting of Directors. A director can appoint another Director to act as his proxy at a meeting of the Board of Directors. The Board can act by the unanimous written consent of all Directors.

Audit Committee

The Audit Committee is responsible for assisting in the appointment of independent auditors to be elected at the general meeting of shareholders of Credicorp and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews Credicorp’s annual and quarterly financial statements before their presentation to regulatory bodies and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Yarur (Chairman), Nicolini, Llosa and Verme.

Credicorp’s Audit Committee has also been assigned by the Board to oversee the internal audit departments at BCP and PPS. As permitted by SBS Resolution No. 1041-99, BCP’s Internal Audit Division has responsibility over all financial activities of its subsidiaries.

(D) Employees

At December 31, 2002, Credicorp had 9,911 full-time employees, distributed as shown in the following table.

	At December 31,
	2000	2001	2002
	(Full-time employees)
BCP	7,417	7,747	8,356
Banco Tequendama	452	457	380
PPS	840	946	954
ASHC	101	93	58
Others	402	132	163

Total Credicorp	9,212	9,375	9,911

The increase in 2002 is mainly due to the inclusion of 685 employees at BSCH-Perú, most of whom have subsequently been dismissed.

All employees of banks in Perú are given the option of belonging to an employee union, and such employee unions are collectively represented by the Federación de Empleados Bancarios (the Federation of Banking Employees, or “FEB”). In order to negotiate a collective agreement on behalf of its members, FEB must have as members over 50% of all Peruvian banking employees. Because the representation of banking employees members of FEB declined to below 50%, the most recent collective bargaining agreement, which expired on June 30, 1995, was not renewed.

As of December 31, 2002, only two BCP employees belonged to a union. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations. Due to the limited participation in the union, in 1996 BCP was granted permission by the Peruvian Ministry of Labor to cancel the registration of BCP’s union.

(E) Share Ownership

As of April 30, 2003, Directors and executive officers as a group owned 15.0 million (15.9%) of Credicorp’s Common Shares. With the exception of the Romero family holdings, represented by Mr. Dionisio Romero, no other director or executive officer of Credicorp beneficially owns more than one percent of the Common Shares. See “Item 7. Major Shareholders and Related Party Transactions –(A) Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

As of June 30, 2002, there were 94,382,317 Common Shares issued, of which 14,634,925 Common Shares were held by BCP, ASHC and PPS. Under Bermuda law, BCP, ASHC and PPS have the right to vote the Common Shares they own. The table below provides details about the percentage of Common Shares owned by holders of 5% or more of Common Shares, as of April 30, 2002.

Owner	Common Shares	Percent of Class(1)
Romero family(2)	14,693,928	15.57%
AFP Integra	10,951,894	11.60%
Atlantic Security Holding Corporation	10,158,204	10.76%
AFP Unión Vida	9,877,880	10.47%
AFP Horizonte	8,930,882	9.46%
Capital Group International, Inc.(3)	6,781,700	7.19%
AFP Profuturo	5,124,440	5.43%
_______________________
(1)	As a percentage of issued and outstanding shares (including shares held by BCP, ASHC and PPS).
(2)

Includes Common Shares directly or indirectly owned by Dionisio Romero and his family, including José Antonio Onrubia, or companies owned or controlled by them. Mr. Romero is the Chairman and Chief Executive Officer of Credicorp; Mr. Onrubia was, until October 31, 2002, a Director of Credicorp. Messrs. Romero and Onrubia are first cousins.

(3)

Capital Group International, Inc., a financial holding company owning investment management companies, may be deemed the beneficial owner of these shares that are owned by its subsidiary investment management companies.

As of June 30, 2003, the Romero family held 15.57% of Credicorp’s Common Shares.

As of June 30, 2003, 79,747,392 Common Shares (excluding 14,634,925 shares held by BCP, ASHC and PPS) were outstanding, of which approximately 44% were held in the United States. As of such date, there were 67 record holders of Common Shares in the United States. Because certain of these Common Shares were held by brokers or other nominees and due to the impracticability of obtaining accurate residence information for all shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders. Credicorp is not directly or indirectly controlled by another corporation or by any foreign government.

(B) Related Party Transactions

(i) Credicorp

Under Bermuda law, Credicorp is not subject to any restrictions on transactions with affiliates beyond those which are applicable to Bermuda companies generally. Credicorp’s Bye-Laws provide that a Director may not vote in respect of any contract or proposed contract or arrangement in which such Director has an interest or in which such Director has a conflict of interest. Credicorp has not engaged in any transactions with related parties except through its subsidiaries.

(ii) BCP

Certain related parties of BCP (the “BCP related parties”) have been involved, directly or indirectly, in credit transactions with BCP. In accordance with Law 26702, BCP related parties includes directors, certain principal executive officers and holders of more than 4% of the shares of BCP, and companies controlled (for purposes of Law 26702) by any of them. Under Law 26702, all loans to related parties must be made on terms no more favorable than the best terms that the bank offers to the public. Management believes BCP to be in full compliance with all related party transaction requirements imposed by Law 26702. For a description of Law 26702 as it relates to BCP, see “Item 4. Information on the Company—(B) Business Overview—11. Supervision and Regulation—(ii) BCP” and “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information—(iii) Loan Portfolio—Concentration of Loan Portfolio and Lending Limits.”

As of December 31, 2002, loans and other contingent credits to BCP related parties were US$77.8 million in the aggregate, including US$67.3 million in outstanding loans, which comprised approximately 1.5% of BCP’s total loan portfolio. These loans and other contingent credits were ranked in the following risk categories at December 31, 2002: Class A (normal credits)—39.3%; Class B (potential problems)—49.3%; Class C (substandard)—11.4%; Class D (doubtful)—0%; and Class E (loss)—0%.

At December 31, 2002, loans and other credits to employees of BCP amounted to US$19.4 million, of which US$14.9 million represented home mortgage loans.

In May 1998, Credicorp completed a securitization by which Creditítulos S.A. (“Creditítulos”), a wholly-owned subsidiary of Credicorp engaged in securitization activities in Perú, acquired office buildings from a related party for US$10.2 million. In February 1999, Creditítulos issued bonds against this collateral which will be serviced with the expected lease income stream.

BCP purchases certain security services from a company controlled by a BCP related party. As of December 31, 2002, the total fees paid by BCP thereto for security services were S/.4.0 million (US$1.1 million). Such related party transactions have been conducted in the ordinary course of business and on terms no less favorable than could be obtained from unaffiliated third parties.

(iii) ASHC

Certain related parties of ASHC (the “ASHC related parties”) have been involved, directly or indirectly, in credit transactions with ASHC. The term “ASHC related parties” includes other affiliated entities in which there exists control or significant influence through common ownership, management or directorship. As of December 31, 2002, loans and other credits outstanding to ASHC’s related parties were US$26.6 million in the aggregate, US$22.4 million of which were loans representing 13.8% of the total loan portfolio. None of these loans and other credits were classified as substandard or below.

Management believes that, in accordance with ASHC’s policies, all loans and credits to related parties have been made on terms no more favorable than the best terms that ASHC offers to the public.

(iv) PPS

PPS provides insurance services to certain of its principal shareholders, directors and officers, as permitted by Law 26702. See “Item 4. Information on the Company—(B) Business Overview—11. Supervision and Regulation—(iii) PPS—Related Party Transactions.” In the case of “related companies,” entities controlled by shareholders owning more than 4% of PPS or by members of PPS’s Board of Directors, insurance services are offered and sold on an arm’s-length basis. PPS charges a market price for these services. As of December 31, 2002, insurance premiums to related companies amounted to US$10.4 million. These insurance premiums comprise approximately 4.3% of PPS’s total premiums written during 2002.

PPS purchases security services from a company controlled by a related party of a principal shareholder of Credicorp. Service payments thereto during 2002, were US$178,000. All such related party transactions are conducted on an arm’s-length basis, and PPS pays the market price for these services.

As of December 31, 2002, loans and other credits to employees of PPS amounted to US$452,000, of which a substantial majority represented home mortgage loans.

(C) Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 19. Exhibits” for a list of financial statements filed under Item 18.

Legal Proceedings

Credicorp and its subsidiaries are involved in certain legal proceedings incidental to the normal conduct of their businesses. In addition, Credicorp is involved in certain legal proceedings in connection with its acquisition of Banco Tequendama. See “Item 4. Information on the Company—(C) Organizational Structure.” Credicorp does not believe that any potential liabilities resulting from such proceedings would have a material adverse effect on the financial condition or results of operation of Credicorp or any of its subsidiaries.

Dividend Policy

Pursuant to Bermuda law, dividends are payable out of Credicorp’s retained earnings and contributed surplus account, provided Credicorp would be able to pay its liabilities as they become due and the realizable value of Credicorp’s assets would not be less than the aggregate of its liabilities and issued share capital and share premium accounts after the payment of such dividend. Although there can be no assurance that any dividends will be paid or as to the amount of dividends, if any, to be paid, Credicorp currently intends to declare and pay dividends annually and Credicorp’s Board of Directors currently expects to recommend to the shareholders an annual dividend no less than 25% of consolidated net profits. However, the payment of dividends is subject to the discretion of the Board of Directors of Credicorp and will depend upon general business conditions, the financial performance of Credicorp, the availability of dividends from Credicorp’s subsidiaries and restrictions on their payment and other factors that Credicorp’s Board of Directors may deem relevant.

Credicorp will rely almost exclusively on dividends from its subsidiaries for the payment of dividends to holders of Common Shares and for corporate expenses, and is able to cause its subsidiaries to declare dividends, subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations. To the extent Credicorp’s subsidiaries do not have funds available or are otherwise restricted from paying dividends to Credicorp, Credicorp’s ability to pay dividends on the Common Shares will be adversely affected. Currently, there are no restrictions on the ability of BCP, ASHC, PPS, Banco Tequendama or any other Credicorp subsidiary to remit dividends abroad. In addition, BCP and PPS intend to declare and pay dividends in Nuevos Soles and Banco Tequendama intends to declare dividends in Colombian Pesos, whereas Credicorp intends to declare and pay dividends in U.S. Dollars. If the value of the Nuevo Sol or Colombian Peso falls relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of such dividends to Credicorp would be adversely affected. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Controls.”

The following table shows cash and stock dividends paid by Credicorp in the periods indicated:

	Number of Shares	Cash	Stock
	Entitled	Dividends	Dividends
Year ended December 31,	to Dividends	Per Share	Per Share
1998	85,801,738	US$0.45	0.10
1999	94,382,317	US$0.20	0.00
2000	94,382,317	US$0.10	0.00
2001	94,382,317	US$0.10	0.00
2002	94,382,317	US$0.30	0.00

On February 28, 2003, the Board declared a cash dividend of US$0.30 per Common Share held at the close of business on April 16, 2002, which was distributed on April 30, 2003.

(B) Significant Changes

Credicorp’s Audit Committee appointed Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young, as external auditors for a five-year period starting in 2003, in replacement of Dongo-Soria, Gaveglio y Asociados, a member firm of PricewaterhouseCoopers. The Annual Shareholder's Meeting of Credicorp Ltd., held on March 28, 2003, confirmed this decision. The change of auditors was carried out pursuant to Credicorp’s policy of changing its external audit firm every five years. Prior to Credicorp’s incorporation, the same policy was applied by BCP. Dongo-Soria, Gaveglio y Asociados was responsible for external audits for a six-year period, from 1997 to 2002. The five-year policy was not applied in 2001 and Dongo-Soria, Gaveglio y Asociados’appointment was extended an additional year because of the difficulties faced at that time by Arthur Andersen, of which firm Medina, Zaldívar, Paredes y Asociados was then a member. Current SBS regulations require companies to change their senior audit team every five years but not their auditing firm.

ITEM 9. THE OFFER AND LISTING

(A) Offer and Listing Details

Price History of Credicorp’s Stock

Credicorp’s Common Shares have been traded on the New York Stock Exchange since October 25, 1995 under the symbol “BAP.”The Common Shares also trade on the Lima Stock Exchange. The Common Shares are quoted in U.S. Dollars on both the New York Stock Exchange and the Lima Stock Exchange. The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for the Common Shares on the New York Stock Exchange.

			Average
			Daily
	High(1)	Low(1)	Volume
1998	$17.50	$6.38	102,196
1999	$13.06	$7.63	79,084
2000	$12.75	$5.50	111,526
2001	$9.41	$5.94	67,296
2002	$10.10	$6.91	38,371

2001
First quarter	$8.20	$5.94	87,340
Second quarter	$9.05	$7.22	69,921
Third quarter	$9.41	$7.76	63,164
Fourth quarter	$9.20	$7.80	49,038
2002
First quarter	$10.10	$8.60	40,899
Second quarter	$10.04	$7.75	31,534
Third quarter	$7.76	$6.91	46,911
Fourth quarter	$9.61	$7.00	34,473
2003
First quarter	$10.74	$9.41	29,775
Second quarter (through June 9)	$10.48	$9.35	52,423
____________________

Source: Economatica

(1)

The Common Share prices shown above have been adjusted retroactively to reflect stock dividends. Credicorp declared a stock dividend on February 26, 1998 of 0.100 Common Shares for each Common Share held at the close of business on March 31, 1998. Credicorp has not declared a stock dividend since 1998.

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for the Common Shares on the Lima Stock Exchange.

			Average
			Daily
	High(1)	Low(1)	Volume
1998	$17.49	$6.25	66,030
1999	$12.85	$7.67	57,543
2000	$12.60	$5.70	64,423
2001	$9.40	$5.90	41,302
2002	$10.06	$7.01	39,355

2001
First quarter	$8.20	$5.90	39,245
Second quarter	$9.00	$7.18	33,055
Third quarter	$9.40	$7.90	64,548
Fourth quarter	$9.25	$7.80	28,680
2002
First quarter	$10.06	$8.63	56,516
Second quarter	$10.00	$7.80	22,707
Third quarter	$7.82	$7.01	37,074
Fourth quarter	$9.68	$7.12	41,913
2003
First quarter	$10.70	$9.38	36,588
Second quarter (through June 9)	$10.20	$9.58	14,315
_____________________ Source: Economatica
(1)

The Common Share prices shown above have been adjusted retroactively to reflect stock dividends. Credicorp declared a stock dividend on February 26, 1998 of 0.100 Common Shares for each Common Share held at the close of business on March 31, 1998. Credicorp has not declared a stock dividend since 1998.

The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the New York Stock Exchange.

	High	Low
2002
December	$9.61	$9.01
2003
January	$10.25	$9.41
February	$10.74	$10.25
March	$10.45	$9.62
April	$10.48	$9.35
May	$10.15	$9.50
June (through June 9)	$10.14	$10.08
_____________________ Source: Economatica

The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the Lima Stock Exchange.

	High	Low
2002
December	$9.68	$9.05

2003
January	$10.25	$9.38
February	$10.70	$10.15
March	$10.00	$9.71
April	$10.50	$9.41
May	$10.20	$9.58
June (through June 9)	$10.12	$10.03
_____________________ Source: Economatica

On June 9, 2003, the last sale price of the Common Shares on the New York Stock Exchange was US$10.12 per share. On June 9, 2003, the closing price of the Common Shares on the Lima Stock Exchange was US$10.05.

(B) Plan of Distribution

Not applicable.

(C) Markets

The Lima Stock Exchange

(i) Trading

As of December 2002, there were 236 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange), Perú’s only securities exchange, which was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. Trading hours are Monday through Friday as follows: 9:00 a.m.—9:30 a.m. (pre-market ordering); 9:30 a.m.—1:30 p.m. (trading); and, 1:30 p.m.—2:00 p.m. (after market sales). Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of transactions currently take place on the electronic system.

Transactions during both open outcry and electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order of the receipt. The orders specify the type of security ordered or offered, the amounts, and the price of the sale or purchase, as the case may be. In general, share prices are permitted to increase or decrease up to 10% within a single trading day.

The Peruvian stock market capitalization increased, in U.S. Dollar terms, 93.3%, 60.5%, 43.4%, 18.3%, and 25.6% in 1993, 1994, 1995, 1996, and 1997, respectively, decreased 36.5% during 1998, but grew 21.5% in 1999, declined 21.6% during 2000, but grew 3.3% in 2001 and a further 15.9% in 2002. Volume in the Peruvian market is highly concentrated, with the ten most actively traded companies representing 74.0% of total traded value of equity securities during 2002. Total traded volume has increased from US$1.98 billion in 1993 to US$4.05 billion in 1994, to US$5.28 billion in 1995, to US$8.49 billion in 1996, to US$12.1 billion in 1997, but decreased to US$7.7 billion in 1998, to US$4.7 billion in 1999, to US$3.6 billion in 2000, to US$3.4 billion in 2001, and further to US$2.9 billion in 2002. Average daily traded volume increased from US$3.0 million in late 1992 to US$48.3 million during 1997, then declined to US$31.3 million in 1998, to US$18.9 million in 1999, to US$14.4 million in 2000, to US$13.8 million in 2001, and further to US$11.7 million for the year ended December 31, 2002.

The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange (IGBVL), after increasing, in U.S. Dollar terms, 88.7% in 1993, increased 50.5% in 1994, decreased 17.3% in 1995, increased 2.84% in 1996, increased 18.86% in 1997, decreased 33.9% in 1998, increased 23.3% in 1999, decreased 34.2% in 2000, but increased 0.2% in 2001 and again 16.3% in 2002.

(ii) Market Regulation

As of December 1996, a new Peruvian securities law, Legislative Decree 861 (the “Securities Market Law”), superseded Legislative Decree 755, which had been in effect since November 1991. The rapid development and internationalization of the Peruvian economy brought about the need to modernize Perú’s old securities law. The Securities Market Law addresses such matters as: transparency and disclosure; takeovers and corporate actions; capital market instruments and operations; the securities markets and broker-dealers; and risk rating agencies.

CONASEV, a public entity reporting to Perú’s Ministry of Economy and Finance (MEF), was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while a self-regulatory status was established for the Lima Stock Exchange and its member firms. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange and its member firms.

CONASEV is governed by a nine-member board appointed by the government. CONASEV has broad regulatory powers, including supervision of all companies incorporated in Perú as well as Peruvian branches or agencies of foreign corporations, the process of admission of members to the Lima Stock Exchange, the authorization for the creation of exchanges, and the approval of the registration of offerings of securities. CONASEV supervises the securities markets and the dissemination of information to investors. It also governs the operations of the Public Registry of Securities and Brokers, regulates mutual funds and their management companies, monitors compliance with accounting regulations by companies under its supervision and the accuracy of financial statements, and registers and supervises auditors providing accounting services to those companies under CONASEV’s supervision. On August 22, 1995, CONASEV approved regulations governing the public offering of securities in Perú by entities organized outside of Perú and, for the first time, authorized foreign companies to be listed on the Lima Stock Exchange. On October 25, 1995, Credicorp became the first non-Peruvian company to list its shares on the Lima Stock Exchange. See “Item 4. Information on the Company—(B) Business Overview—11. Supervision and Regulation.”

Pursuant to the Securities Market Law, a guarantee fund must be maintained by the Lima Stock Exchange and funded by its member firms. The actual contributions to be made by the 21 member firms of the Lima Stock Exchange are based on volume traded over the exchange. At present, the fund has approximately S/.20 million (US$5.7 million), which exceeds the target set by the regulations based on the exchange’s total traded volume. In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried outside the exchange in favor of CONASEV. The manner in which such guarantees are generally established is through stand-by letters of credit issued by local banks.

(D) Selling Shareholders

Not applicable.

(E) Dilution

Not applicable.

(F) Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

(A) Share Capital

Not Applicable

(B) Memorandum and Articles of Association

The Memorandum of Association of Credicorp provides that the principal objectives of the Company are to act and perform all the functions of a holding company, to coordinate the policy and administration of any subsidiary or subsidiaries, regardless of the place of incorporation, and to carry on the business of an investment company, and as such, acquire and hold in the name of the Company, shares, stock, bonds, debentures and other securities issued or guaranteed by any company.

Board Proceedings

The Board of Directors is responsible for managing and conducting the business of Credicorp, and may meet in Bermuda or such other place as the Chairman may from time to time determine. It consists of six persons, elected at the Annual General Shareholders’Meeting for three-year terms. It is not necessary to be a shareholder to be elected a Director of Credicorp. See “Item 6. Directors, Senior Managers and Employees—(C) Board Practices.”

The Directorship shall be vacated if the Director: (i) is removed from office pursuant to the Bye-laws or by prohibition stated in law; (ii) is or becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (ii) is or becomes of unsound mind or dies; or (iv) resigns by written notice. No Director is required to retire by reason of age, nor do special formalities apply to the appointment of any Director who is over any age limit.

Quorum necessary for the transaction of business at a Board meeting is a majority of the Directors of the Company. The Board may act notwithstanding any vacancy, but if and so long as the number of Directors is reduced below the number fixed as the necessary quorum, the continuing Directors may act only to (i) summon a general meeting; or (ii) preserve Credicorp’s assets. A Director may not vote in respect of a contract or proposed contract or arrangement in which such Director is interested or with which such Director has a conflict of interest.

As permitted by the Bye-laws and the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), the Board may exercise all of the powers of Credicorp to borrow money and mortgage or charge its undertaking, property and uncalled capital, and may issue debentures, debenture stock or any other securities. It may also exercise all powers of Credicorp to purchase any or all of its own shares (in accordance with the Companies Act) and to discontinue Credicorp to a jurisdiction outside Bermuda.

The Board may fix any record date for determining: (i) the shareholders entitled to receive notice of and to vote at any general meeting; and (ii) the shareholders entitled to receive any dividend, distribution, allotment or issue, and such record date may not be more than thirty days before the date on which such dividend, distribution, allotment or issue is declared, paid, or made.

The remuneration, if any, of the Directors shall be determined by a majority vote at the annual general meeting, and shall accrue on a daily basis. Directors may also be paid all travel and hotel expenses incurred by them while attending Board, committee or shareholder meetings or in connection with the Company’s business or their duties as Directors generally.

General Meetings

An Annual General Meeting of Credicorp must be held each year to: (i) consider and adopt the report of auditors and financial statements for the year ended on December 31; (ii) elect Directors; (iii) consider fees payable to the Directors; and (iv) appoint auditors. Special general meetings will be held to consider any other matters different from those considered in the annual general meeting. Annual and special general meetings may be held in Bermuda or in any other location as may be determined by the Chairman.

At least fourteen days’ notice of an Annual General Meeting, and at least ten days’ notice in the case of a special general meeting shall be given to each shareholder, stating the date, time and place at which the meeting will take place, and to the extent practicable, the general nature of the business to be considered at the meeting. Shareholders entitled to attend a general meeting may designate a proxy to attend the meeting and vote their shares. Such proxy does not need to be a shareholder of Credicorp.

At any general meeting, two persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares shall form a quorum for the meeting. However, if within half an hour from the time appointed for the meeting a quorum is not present, the meeting will adjourn to the same day one week later, at which meeting the persons attending, either in person or by proxy, shall form a quorum.

Subject to the provisions of the Bye-laws, all questions proposed for consideration of the shareholders shall be decided by the affirmative votes of a majority of votes cast in accordance with the Bye-laws, and in the case of an equality of votes, the resolution shall fail.

Shareholders’ Rights

The share capital of Credicorp is divided into a single class of Common Shares, the holders of which are entitled to: (i) one vote per share; (ii) such dividends as the Board may from time to time declare; (iii) the surplus assets of Credicorp in the case of liquidation, dissolution, winding-up, reorganization or otherwise; and (iv) generally, all of the rights attached to shares.

In accordance with the Bye-laws and the Companies Act, the Board may declare a dividend to be paid to the shareholders in proportion to the number of shares held by them. It may also declare and make such other distributions (in cash or in specie) to the shareholders as may be lawfully made out of Credicorp’s assets. The Board may, before declaring dividends, set aside out of the surplus or profits of the Company such sums as it thinks proper as a reserve to be used to meet contingencies, for equalizing dividends, or for any other special purpose.

Any dividends declared by the Board may be paid in cash or wholly or partly in specie, in which case the Board may fix the value for distribution in specie of any assets. Unclaimed dividends shall not earn interest, and those that remain unclaimed three years after they were declared shall revert to the Company and no shareholder shall have any rights to such dividends.

Any shareholder may transfer his shares to third parties without the need for the consent of the Bermuda Monetary Authority. The transferor of shares shall be deemed to remain the holder of the shares until the transfer has been registered in the Register of Shareholders.

There is no limitation as to the ownership of shares by foreign or non-Bermuda-resident shareholders, and there is no applicable ownership threshold above which shareholder ownership must be disclosed.

If any shareholder fails to pay, on the day appointed for the payment thereof, any call in respect of unpaid or partly paid shares held by such shareholder, the Board may at any time as the call remains unpaid, direct the Secretary to forward such shareholder a notice demanding payment. However, Credicorp may accept from any shareholder the whole or part of the amount remaining unpaid on a share, although no part of that amount has been called.

Credicorp currently has only one class of shares, but if any new class of shares were to be created, a resolution to approve such creation would need to be approved by a resolution of the Board and a resolution of the shareholders passed at a General Meeting by a majority of the votes cast in accordance with the provisions of the Bye-laws. Any change in the rights of the holders of a specific class of shares must be made in accordance with the applicable provisions of the Companies Act, which state that they may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of such class.

(C) Material Contracts

As of the date hereof, there are no material contracts entered into by Credicorp.

(D) Exchange Controls

Credicorp has been designated as a non-resident for Bermuda exchange control purposes, and as such there are no restrictions on its ability to transfer non-Bermuda funds in and out of Bermuda or to pay dividends to United States residents who are holders of Common Shares.

As Credicorp relies almost exclusively on dividends from BCP, ASHC, PPS and its other subsidiaries for the payment of dividends to holders of Common Shares and corporate expenses, to the extent these subsidiaries are restricted by law from paying dividends to Credicorp, Credicorp’s ability to pay dividends on the Common Shares will be adversely affected.

In addition, Credicorp presents its financial statements and pays dividends in U.S. Dollars. BCP and PPS prepare their financial statements and pay dividends in Nuevos Soles. The Peruvian currency has been devalued numerous times during the past two decades. If the value of the Nuevo Sol falls relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of such dividends to Credicorp would be adversely affected.

Although substantially all of the customers of BCP, ASHC and PPS are located in Perú, as of December 31, 2002, approximately 84.8% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio and 74.1% of PPS’s premiums were denominated in U.S. Dollars. A devaluation of the Nuevo Sol would therefore have the effect of increasing the cost to the borrower or insured of repaying these loans or making premium payments, in Nuevo Sol terms, which is the currency in which most of the customers of BCP, ASHC and PPS generate revenues. As a result, a devaluation could lead to increased nonperforming loans or unpaid premiums.

Among the economic circumstances that could lead to a devaluation would be a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Perú’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Perú will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Perú will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company—(B) Business Overview—9. Peruvian Government and Economy.”

Since March 1991, there have been no exchange controls in Perú and all foreign exchange transactions are based on free market exchange rates. Prior to March 1991, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the last two decades, the Peruvian currency has experienced a significant number of large devaluations and Perúhas consequently adopted and operated under various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market-determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by the company. Such investors are allowed to purchase foreign exchange at free market exchange rates through any member of the Peruvian banking system.

(E) Taxation

Credicorp is subject to Bermuda taxation, but there is no income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Credicorp or its shareholders other than by shareholders ordinarily resident in Bermuda. Credicorp is not subject to stamp or other similar duty on the issue, transfer or redemption of its shares of common stock. Likewise, there are no withholding taxes in Bermuda applicable to any distributions to be made by the Company. See “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—2. Historical Discussion and Analysis—Income Taxes.”

Credicorp has obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of the enactment in Bermuda of any legislation imposing tax computed on profits or income or computed on any capital assets, gains or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to Credicorp, its operations, shares, debentures or other obligations until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of Credicorp or any real property or leasehold interests in Bermuda owned by Credicorp.

As an exempted company, Credicorp is liable to pay in Bermuda a registration fee based upon its authorized share capital and the premium on its issued shares of common stock at a rate not exceeding $27,825 per annum.

(F) Dividends and Paying Agents

Not applicable.

(G) Statement by Experts

Not applicable.

(H) Documents on Display

The documents referred to in this Annual Report are available for inspection at the Registered Office of the Company.

(I) Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Credicorp has specific risk management policies and procedures that structure and delineate exposures to market risk, liquidity and credit risks. Market risk is the risk of loss to future earnings, to fair values, or to future cash flows arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices, and other relevant market or price changes. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits, borrowings, as well as derivative instruments. The objective of market risk management is to avoid excessive exposure of earnings and equity to loss and to reduce the volatility inherent in financial instruments.

Credicorp’s primary market risk exposure is that to interest rates as the net interest income is affected primarily by interest rate volatility, and, to a lesser extent, to foreign currency exchange risk. The management of interest rate risk must incorporate the differences between Nuevos Soles and Foreign Currency-based interest-sensitive assets and liabilities. With the exception of foreign currency forward contracts and a limited number of interest rate hedging instruments, Credicorp has not entered into derivative instrument contracts. Credicorp’s policy has been to hedge substantially all of the exchange risk of its forward contracts.

Asset and Liability Management

Credicorp’s exposure to market risk is a function of its Asset and Liability Management (“ALM”) activities, its trading activities for its own account, and its role as a financial intermediary in customer-related transactions. Credicorp’s ALM policy seeks to ensure sufficient liquidity to meet operational funding requirements, as well as to supervise, measure and control interest rate risks, exchange risks, and market risks on securities trading positions. Credicorp is in the process of implementing new company-wide computer applications, such as the Value-at-Risk (“VaR”) methodology, for the ALM tasks which will improve risk control and further help in the process of integrating the operations being performed by its subsidiaries.

At BCP, decisions regarding management of liquidity, interest rate policy, foreign exchange position and other significant ALM matters are made by the Market Risk Committee which consists of a member of the Board of Directors, the General Manager, the Executive Vice President, Credicorp’s Senior Vice President, Insurance, two Central Managers, six Division Managers and the Head of the Market Risk Unit. The Committee meets monthly. Day-to-day ALM decisions are made by the Central Manager of Finance and the Treasury Department and reviewed in the weekly senior management meeting. The Market Risk Unit is in charge of the measurement, control and follow-up of all positions that involve market risk exposure. At ASHC, decisions regarding asset and liability management are made by the President and Senior Vice President, Manager of Operations and Administration and the Chief Financial Officer.

Credicorp uses a variety of tools to measure market risks arising from changes in the price of financial instruments and securities prices. Non-statistical methods to measure market risks include: position limits for each trading activity and their allowable risk (“Stop-loss”), daily marking of all positions to market, daily profit and loss statements, position reports, and independent verification of all inventory pricing. The statistical estimation of potential losses under adverse market conditions is considered an important tool in the market risk measurement at Credicorp, and for that purpose the VaR methodology is used for certain market risks in its parametric version at a 99% confidence level. Testing exercises are performed periodically by which VaR estimates are compared with actual results.

BCP prefers two methodologies for measurement of risk due to price fluctuations: Interest Rate Gap and VaR. The Interest Rate Gap approach measures on a monthly basis the exposure of the financial margin to changes in interest rates. This has been complemented by Earnings at Risk (“EAR”) analysis which measures the impact of interest rates changes on the net interest margin, and the Duration Gap, which measures the impact on market values of assets and liabilities in the face of changes in market interest rates.

The VaR measure is applied to products managed by the Capital Markets Division that are affected by price risk. This methodology is applied to: (i) the foreign currency positions (“spot” and “forward” foreign currency contracts), (ii) the securities portfolio (fixed income, equities and government bonds), and (iii) money market instruments (certificates and overnight deposits).

Additionally, the risk analysis of the investment portfolio is complemented by various indicators including the Degree of Portfolio Diversification, which measures the concentration of investments taking into account their risk factors, and VaR as a percentage of the investment, which measures the risk level assumed in a specific segment of the portfolio. BCP maintains a Degree of Portfolio Diversification of 57% and a ratio of VaR over total portfolio of 0.34%. BCP has established VaR limits and stop-loss limits alerts as a function of the maximum potential losses in unfavorable market scenarios that it is willing to assume in the portfolio of each type of security.

BCP’s Market Risk Unit issues on a daily basis to the Treasurer and trading managers and weekly to the Chief Financial Officer, reports on positions, profits and losses, VaR results, as well as a series of alerts that have been incorporated using VaR estimates. The Market Risk Committee is provided reports on a monthly basis. Credicorp believes that these procedures, which stress timely communication between the Market Risk Unit and senior management, are important elements of the risk management process.

The following table shows the maturities of Credicorp’s marketable investment securities by type at December 31, 2002. See “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information—(ii) Investment Portfolio”:

		After 3
		months
	Within	but within		Fair
	3 months	1 year	Total	Value
	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Equity securities	US$ 4,853	US$ 9,706	US$ 14,559	US$ 14,559
Bonds and debentures	14,677	44,029	58,706	58,706
Peruvian Central Bank certificate notes	184,033	0	184,033	184,033
Other investments	14,380	25,885	40,265	40,265
Total Nuevo Sol-denominated	US$ 217,943	US$ 79,620	US$ 297,563	US$ 297,563
Foreign Currency-denominated:
Equity securities	US$ 569	US$ 0	US$ 569	US$ 569
Bonds	74,941	117,215	192,156	192,156
Investment in Peruvian debt	0	0	0	0
Other investments	0	114,816	114,816	114,816
Total Foreign Currency-denominated	US$ 75,510	US$ 232,031	US$ 307,541	US$ 307,541
Total securities holdings:	US$ 293,453	US$ 311,651	US$ 605,104	US$ 605,104

Since 2001, Credicorp applies IAS 39 “Financial Instruments: Recognition and Measurement.” IAS 39 requires that investments be carried at market value, which is similar to their fair values (see Note 2(h) to the Credicorp Consolidated Financial Statements).

The foreign currency-denominated other investments, US$114.8 million, are principally composed of US$49.8 million of securities issued by central banks other than the Peruvian Central Bank, US$36.1 million of shares in various mutual funds, and US$13.5 million of certificate notes and commercial paper of other financial institutions.

Given the relatively higher volatility of Nuevo Sol-denominated interest rates compared to foreign currency-denominated rates, maturities of Nuevo Sol-denominated securities are essentially of shorter term than foreign currency-denominated investments. Peruvian Central Bank certificate notes have an important share in the portfolio mostly because they are actively traded in the secondary capital markets, which facilitates the management of their position.

The following table shows the maturities of Credicorp’s available for sale investment securities by type at December 31, 2002. See “Item 4. Information on the Company—(B) Business Overview—12. Selected Statistical Information—(ii) Investment Portfolio”:

			Maturing
			After 5
		After 1 year	years
	Within	But within	But within	After 10		Fair
	1 year	5 years	10 years	years	Total	Value
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Equity securities	US$ 18,750	US$ 0	US$ 0	US$ 0	US$ 18,750	US$ 18,750
Bonds and debentures	0	46,842	10,610	0	57,452	57,452
Peruvian Central Bank certif. notes	0	0	0	0	0	0
Other investments	0	7,200	520	900	8,620	8,620
Total Nuevo Sol-denominated	US$ 18,750	US$ 54,042	US$ 11,130	US$ 900	US$ 84,822	US$ 84,822
Foreign Currency-denominated:
Equity securities	US$ 19,833	US$ 4,904	US$ 14,570	US$ 41,067	US$ 80,374	US$ 80,374
Bonds	26,532	120,866	75,669	46,461	269,528	269,528
Investment in Peruvian debt	250	488	16,632	26,802	44,172	44,172
Other investments	62,653	46,598	10,548	36,589	156,388	156,388
Total Foreign Currency-denominated	US$ 109,268	US$ 172,856	US$ 117,419	US$ 150,919	US$ 550,462	US$ 550,462
Total securities holdings	US$ 128,018	US$ 226,898	US$ 128,549	US$ 151,819	US$ 635,284	US$ 635,284

Interest Rate Risk Management

A key component of Credicorp’s asset and liability management policy is the management of adverse changes in earnings as a result of changes in interest rates. The management of interest rate risk relates to the timing and magnitude of the repricing of assets compared to liabilities and attempts to control of risks associated with movements in interest rates. Credicorp hedges some of its interest rate risk through the use of interest rate derivative contracts. As part of the management of interest rate risks, BCP’s Market Risk Committee may direct changes in the composition of the balance sheet.

One method of measuring interest rate risk is by measuring the impact of interest rate changes over the financial margin, or the interest rate sensitivity gap. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decrease in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. The financial margin exposure is usually analyzed for a period limited to a 12-month horizon.

A second measure of interest rate risk extends the period of analysis, considering expected durations of interest rate-sensitive assets and liabilities, to determine variations in their economic value due to interest rates changes.

The following table reflects, according to maturity and by currency, the interest-earning assets and interest-bearing liabilities of Credicorp as of December 31, 2002, and may not be representative of positions at other times. In addition, variations in interest rate sensitivity may arise within the repricing periods presented or among the currencies in which interest rate positions are held. Credicorp actively monitors and manages its interest rate sensitivity and has the ability to reprice relatively promptly both its interest-earning assets and interest-bearing liabilities. On the basis of its gap position at December 31, 2002, Credicorp believes that a significant increase or decrease in interest rates would not reasonably be expected to have a material effect on Credicorp’s financial condition or results of operations.

	Earliest Repricing Interval at December 31, 2002
	Overnight		Total
	to	Over 3 to	within	Over 1	Over 5
	3 months	12 months	one year	to 5 years	Years	Total
	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Assets:
Loans, net	377,950	212,950	590,900	59,961	6,943	657,804
Investment securities	92,869	152,647	245,516	28,949	0	274,465
Deposits in other banks.	96,285	10,956	107,241	4,269	0	111,510
Total	567,104	376,553	943,657	93,179	6,943	1,043,780
Liabilities:
Demand and saving deposits(1)	499,886	50,426	550,312	23,103	0	573,415
Time deposits	307,321	162,610	469,931	87,926	6,353	564,210
Interbank deposits received	5,692	0	5,692	5,839	0	11,530
Bonds and other liabilities	30,022	285	30,307	36,751	39,903	106,961
Total	842,921	213,321	1,056,241	153,619	46,256	1,256,116
Interest Sensitivity gap	(275,817)	163,232	(112,584)	(60,440)	(39,313)	(212,337)
Cumulative interest sensitivity gap	(275,817)	(112,585)	(112,584)	(173,024)	(212,337)	(212,337)
Cumul Cumulative interest-earning assets	567,104	943,657	943,658	1,036,837	1,043,780	1,043,780
Cumulative interest sensitivity gap	-48.64%	-11.93%	-11.93%	-16.69%	-20.34%	-20.34%
Foreign Currency-denominated:
Assets:
Loans, net	2,010,837	885,575	2,896,412	487,396	126,864	3,510,672
Investment securities	74,722	116,750	191,472	214,873	103,010	509,355
Deposits in other banks, and
Other instruments	1,373,269	50,543	1,423,811	5,609	769	1,430,190
Total	3,458,828	1,052,868	4,511,695	707,878	230,643	5,450,216
Liabilities:
Demand and saving deposits(1)	1,835,976	194,720	2,030,697	73,365	0	2,104,061
Time deposits	1,540,346	500,871	2,041,217	114,089	5,355	2,160,662
Interbank deposits received and
Borrowings	149,678	91,703	241,381	56,697	5,270	303,347
Bonds and mortgage notes	100,420	106,370	206,790	161,665	24,773	393,228
Total	3,626,420	893,664	4,520,084	405,816	35,398	4,961,299
Interest sensitivity gap	(167,592)	159,204	(8,389)	302,062	195,245	488,918
Cumulative interest sensitivity gap	(167,592)	(8,388)	(8,389)	293,673	488,918	488,918
Cumulative interest-earning assets	3,458,828	4,511,696	4,511,695	5,219,573	5,450,216	5,450,216
Cumulative interest sensitivity gap	-4.85%	-0.19%	-0.19%	5.63%	8.97%	8.97%

Total interest sensitivity gap	(443,409)	322,436	(120,972)	241,622	155,932	276,581
Cumulative interest sensitivity gap	(443,409)	(120,973)	(120,972)	120,649	276,581	276,581
Total interest-earning assets	4,025,932	1,429,421	5,455,353	801,057	237,586	6,493,996
Cumulative interest-earning assets	4,025,932	5,455,353	5,455,353	6,256,410	6,493,996	6,493,996
Cumulative interest sensitivity gap
as a percentage of cumulative
interest earning assets	-11.01%	-2.22%	-2.22%	1.93%	4.26%	4.26%
______________________________
(1)	Includes CTS deposits

In addition to the static gap position, BCP employs a simulation analysis to measure the degree of short term interest risk. Sensitivity analysis is performed to express the potential gains or losses in future earnings resulting from selected hypothetical changes in interest rates. Sensitivity models are calculated on a monthly basis using both actual balance sheet figures detailed by maturity repricing interval and interest yields or costs. Simulations are run using various interest rate scenarios to determine potential changes to future earnings.

The forward looking simulation results of Credicorp reflect changes between a most likely to occur interest rate base case scenario and a stress test applied to interest earning assets and liabilities as of December 31, 2002. Interest rate scenarios are separately devised for U.S. Dollar and Nuevos Soles-denominated rates. As of December 31, 2002, Credicorp had a very short term cumulative negative gap with US$167.6 million more liabilities than assets repricing within three months. This amounts to 4.8% of cumulative interest earning assets, which changes to a positive cumulative gap with US$159.2 million more assets than liabilities repricing within one year, or 0.2% of cumulative interest earning assets.

The base case scenario for the U.S. Dollar-denominated rates, concerns the adverse case of an increase of one standard deviation, equivalent to 100 basis points in U.S. Dollar rates, through year-end 2003. A stress test with a more adverse interest rate scenario is also simulated in which U.S. Dollar rates are assumed for the sake of this test to immediately increase up to approximately 120 basis points higher than the base case rates, which corresponds to a 22% change in the annual rate, the highest annual change in the last two years. The Nuevos Soles-denominated interest rate behavior was modeled as increases of one standard deviation, equivalent to 100 basis points. As in the U.S. Dollar interest rate case, an adverse "shock" scenario was constructed, immediately changing rates at all repricing intervals, increasing rates by 25%, representing the highest annual change in the past two years.

The base case scenario shows an impact of these adverse variations resulting, for the next twelve months, in a decrease of pre-tax net interest income of approximately US$2.0 million, or 0.8% of net interest income in 2002. On the other hand, the stress test resulted in a total pre-tax net interest income reduction of approximately US$5.4 million, or 2.1% of year 2002 net interest income.

Gap simulation analysis has several shortcomings, one of which is its “static” nature, that is, it does not consider ongoing loan and deposit activity, and another of which is the inadequate treatment of individually negotiated loan and deposit rates, as in prime client cases, or the finer breakdown of rates applicable to different business segments. Furthermore, more than 50% of Credicorp’s interest bearing deposits can be unilaterally modified causing difficulties in establishing the expected repricing period of these products in the simulations. Additionally, Credicorp considers within the Foreign Currency category not only U.S. Dollar-denominated transactions, but also currencies of its subsidiaries in Bolivia and Colombia, which may present different trends in certain periods but, due to their relative small value, do not significantly affect the results of the analysis.

Exchange Rate Sensitivity

Credicorp’s market risk exposure to foreign currency exchange fluctuations is attributed to its net asset or net liability positions in currencies other than U.S. Dollars. Exchange rate management policies include nominal and stop-loss limits, approved by the Market Risk Committee, as well as VaR alerts reviewed on a daily basis, where excesses are immediately reported. Adverse fluctuations in foreign exchange rates may result in losses principally from the exposure to Nuevos Soles, which amounted to a net liability position of US$254.8 million at December 31, 2002 (US$145.1 million at December 31, 2001), and to a lesser extent to positions in other currencies, which had a net asset position of US$123.3 million at December 31, 2002 (net asset position of US$45.1 million at December 31, 2001). See Note 3 to the Credicorp Consolidated Financial Statements.

Earnings sensitivity is estimated by directly applying expected foreign currency devaluation or revaluation rates on the above net positions. The Nuevos Soles net liability position results in exchange gains whenever the Peruvian currency devalues against the U.S. Dollar, while a revaluation would generate exchange losses. A 10% change in the Nuevo Sol exchange rate would generate a US$14.7 million gain or loss in case of devaluation or revaluation, respectively. Given the evolution of the exchange rate in past years, a revaluation scenario for the Nuevo Sol is very unlikely for the next twelve months. See “Item 3. Key Information—(A) Selected Financial Data--Exchange Controls.” The net asset position in other foreign currencies is principally composed of Bolivian Bolivianos and Colombian Pesos. Management expects that the exchange risk in these currencies will not be significant, although some exposures are managed from time to time through foreign exchange forward contracts.

As of December 31, 2002, Credicorp’s total U.S. Dollar-denominated assets were US$6,720.5 million and its U.S. Dollar-denominated liabilities were US$6,323.3 million, resulting in a net U.S. Dollar asset position of US$397.2 million (US$496.6 million at December 31, 2001). Of such amount, approximately 38% represented the net U.S. Dollar asset position of Credicorp’s non-Peruvian subsidiaries that conduct most of their operations in U.S. Dollars. Credicorp considers its net U.S. Dollar asset position to be reasonable in view of the volume of its foreign currency activities and the environment in which it operates. Historically, in order to provide some protection from the combined effects of devaluation and inflation, Credicorp has followed, and continues to follow, the policy of maintaining the sum of its net U.S. Dollar assets, real estate assets and investments in equity securities at least equal to shareholders’ equity.

Beginning in March 1999, BCP has segregated part of its regulatory capital to cover foreign exchange risk exposure and, since June 2000, to cover risk related to investments in equity shares, with the remaining used to cover credit risk. See “Item 4. Information on the Company—(B) Business Overview—11. Supervision and Regulation—(ii) BCP—Capital Adequacy Requirements.”

Derivatives Trading Activities

Credicorp provides its customers with access to a wide range of products from the securities, foreign exchange, and, to a lesser extent, derivatives markets. Credicorp enters into trading activities primarily as a financial intermediary for customers, and, to a lesser extent, for its own account. In acting for its own account, Credicorp may take positions in some of these instruments with the objective of generating trading profits.

Except for foreign currency forward commitments and interest rate swaps, Credicorp does not enter into derivative transactions, currency swaps or options. Foreign exchange forward contracts are agreements for future delivery of money market instruments in which the seller agrees to make delivery at a specified future date of an instrument, at a specified price or yield. Forward contracts are closely monitored and are also subject to nominal and stop-loss limits.

As of December 31, 2002, the notional amount of outstanding forward contracts was approximately US$530.6 million (US$292.8 million as of December 31, 2001), with maturities for periods less than a year. All of those contracts were signed solely to serve customer needs and the exchange risk was hedged with operations amounting to US$269.5 million. This resulted in a net open forward position of US$22.5 million. Interest rate swap operations at year-end 2002 amounted to US$11 million and were fully hedged.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(a) Material Defaults

Credicorp has never defaulted on any of its debt or been forced to reschedule any of its obligations.

(b) Dividend Arrearages

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Credicorp’s principal executive officer and principal financial officer have evaluated the effectiveness of the design and operation of Credicorp’s disclosure controls (as defined in Exchange Act Rules 13(a)-14(c)) within 90 days prior to the filing of this report. Based on that evaluation, the principal executive officer and the principal financial officer have concluded that Credicorp’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Credicorp in reports that it files or submits under the Exchange Act is as accurate and reliable as is reasonably possible, and that such information is reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms.

No significant changes were made to Credicorp’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. Credicorp also found no significant deficiencies or material weaknesses, and therefore no corrective actions were taken.

The design of any system of controls is based in part upon certain assumptions about the likelihood of future events. There is no certainly that any design will succeed in achieving its stated goal under all potential future considerations, regardless of how remote.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

[Reserved]

ITEM 16B. CODE OF ETHICS

[Reserved]

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

[Reserved]

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

[Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Please refer to Item 19.

ITEM 19. EXHIBITS

Page
Credicorp Consolidated Financial Statements	F-1

(a) Index to Financial Statements and Schedules

Index to Financial Statements	F-2

Report of Independent Accountants	F-3

Consolidated Balance Sheets as of December 31, 2002 and 2001	F-4

Consolidated Statements of Income for the Years Ended
December 31, 2002, 2001 and 2000	F-5

Consolidated Statements of Changes in Shareholders’ Equity
for the Years Ended December 31, 2002, 2001 and 2000	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31,
2002, 2001 and 2000	F-7

Notes to Consolidated Financial Statements	F-8

All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the consolidated financial statements or notes thereto.

(b) Index to Exhibits

1.1 Bye-Laws of Credicorp Ltd., as amended February 28, 2002

1.2 Memorandum of Association of Credicorp Ltd.

8 List of Subsidiaries

99 Certifications Pursuant to Section 906 of the United States Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDICORP LTD.

By: /s/ BENEDICTO CIGÜEÑAS
Name: Benedicto Cigüeñas
Title: Chief Financial and Accounting Officer

Dated: June 27, 2003

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Form of Certification on Form 20-F

I, Dionisio Romero, certify that:

1. I have reviewed this annual report on Form 20-F of Credicorp Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ DIONISIO ROMERO
Name: Dionisio Romero
Title: Chief Executive Officer

Form of Certification on Form 20-F

I, Benedicto Cigüeñas, certify that:

1. I have reviewed this annual report on Form 20-F of Credicorp Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By: /s/ BENEDICTO CIGÜEÑAS
Name: Benedicto Cigüeñas
Title: Chief Financial and Accounting Officer

CREDICORP CONSOLIDATED FINANCIAL STATEMENTS

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2002

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2002

CONTENTS

Report of independent accountants

Consolidated balance sheets

Consolidated statements of income

Consolidated statements of changes in shareholders’ equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

US$ = United States dollars
S/. = Peruvian new soles

REPORT OF INDEPENDENT ACCOUNTANTS

February 12, 2003

To the Board of Directors and Shareholders
Credicorp Ltd.

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. (a Bermuda limited liability company) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the management of Credicorp Ltd.; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with both generally accepted auditing standards in Peru and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Credicorp Ltd.’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Credicorp Ltd. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with International Accounting Standards.

Accounting principles used by Credicorp Ltd. and its subsidiaries in preparing the accompanying consolidated financial statements conform with International Accounting Standards, which vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 22 to the consolidated financial statements.

Countersigned by

/s/ Arnaldo Alvarado L. (partner)
Arnaldo Alvarado L.
Peruvian Public Accountant
Registration No.7576

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Notes 1, 2, 3, 19 and 20)

ASSETS

	At December 31,
	2002	2001

	US$000	US$000
CASH AND DUE FROM BANKS (Note 4)
Non-interest bearing	314,404	277,841
Interest bearing	1,867,986	1,619,611

	2,182,390	1,897,452

TRADING SECURITIES (Note 5)	605,104	548,138

LOANS (Notes 6 and 21)	4,817,663	4,064,479
Less: reserve for loan losses	(424,031)	(344,433)

	4,393,632	3,720,046

INVESTMENTS IN SECURITIES AVAILABLE - FOR-SALE (Note 7)	635,284	587,349

PREMIUMS AND OTHER POLICIES RECEIVABLE	61,856	54,587

REINSURANCE RECEIVABLE (Note 12)	29,677	45,663

PROPERTY, FURNITURE AND EQUIPMENT, NET (Note 8)	290,185	258,870

DUE FROM CUSTOMERS ON ACCEPTANCES	36,068	38,606

OTHER ASSETS (Note 9)	353,837	399,358

GOODWILL	28,740	31,772

Total assets	8,616,773	7,581,841

OFF-BALANCE SHEET ACCOUNTS (Note 18)
Contingent assets	1,232,236	940,878
Other	20,252,254	14,973,862

	21,484,490	15,914,740

LIABILITIES AND SHAREHOLDERS’ EQUITY

	At December 31,
	2002	2001
	US$000	US$000
DEPOSITS AND OTHER OBLIGATIONS (Note 10)
Non-interest bearing	822,884	766,607
Interest bearing	5,558,316	4,776,751

	6,381,200	5,543,358

DUE TO BANKS AND CORRESPONDENTS (Note 11)
Short-term debt	124,961	128,371
Long-term debt	184,737	213,081

	309,698	341,452

BANKERS’ ACCEPTANCES OUTSTANDING	36,068	38,606

RESERVE FOR PROPERTY AND CASUALTY CLAIMS	224,754	193,452

RESERVE FOR UNEARNED PREMIUMS	48,703	44,706

REINSURANCE PAYABLE (Note 12)	23,255	23,801

OTHER LIABILITIES (Note 9)	220,998	222,750

BONDS ISSUED (Note 10-d)	483,555	264,688

MINORITY INTEREST	64,742	112,255

TAX SITUATION (Note 15)

SHAREHOLDERS’ EQUITY (Note 13)
Common shares	471,912	471,912
Treasury stocks	(73,177)	(74,605)
Capital surplus	140,500	139,020
Legal reserve	69,527	69,527
Special reserve	34,577	34,577
Retained earnings	180,461	156,342

Total Shareholders’ equity	823,800	796,773
Total Liabilities and Shareholders’ equity	8,616,773	7,581,841

OFF-BALANCE SHEET ACCOUNTS (Note 18)
Contingent liabilities	1,232,236	940,878
Other	20,252,254	14,973,862

	21,484,490	15,914,740

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Notes 1, 2 and 19)

	For the years ended December 31,
	2002	2001	2000
	US$000	US$000	US$000

INTEREST INCOME:
Interest from loans	420,341	544,255	598,842
Interest from deposits with banks	36,516	65,523	84,325
Interest from trading securities and investments available-for-sale	72,724	82,607	73,644
Dividends on investments	2,293	2,387	6,724

Total interest income	531,874	694,772	763,535

INTEREST EXPENSE:
Interest on deposits	(117,258)	(220,024)	(303,967)
Interest on loans from banks and correspondents	(25,285)	(59,177)	(62,843)
Other interest expense	(35,527)	(39,341)	(22,938)

Total interest expense	(178,070)	(318,542)	(389,748)

Net interest income	353,804	376,230	373,787
Provision for loan losses (Note 6)	(99,596)	(119,422)	(170,102)

Net interest income after provision for loan losses	254,208	256,808	203,685

OTHER INCOME:
Commissions from banking services	177,305	155,030	144,001
Net (loss) gain from sales of securities (Notes 1 and 7)	(1,097)	31,737	8,954
Net gain on foreign exchange transactions	22,582	17,549	23,625
Net premiums earned (Note 12)	125,218	112,204	113,395
Other income (Note 16)	11,651	12,530	28,003

	335,659	329,050	317,978

INSURANCE ACTIVITY CLAIMS:
Net claims incurred	(23,701)	(26,349)	(35,609)
Increase in costs for future benefits for life and health policies	(74,200)	(70,668)	(56,652)

	(97,901)	(97,017)	(92,261)

OTHER EXPENSES:
Salaries and employees’ benefits	(183,468)	(173,974)	(171,403)
Administrative expenses	(133,502)	(128,007)	(128,924)
Depreciation and amortization	(41,338)	(43,355)	(44,074)
Provision for assets seized (Note 9)	(15,094)	(7,447)	(22,565)
Amortization of goodwill	(3,033)	(3,377)	(3,446)
Other expenses (Note 16)	(27,751)	(34,619)	(21,117)

	(404,186)	(390,779)	(391,529)

Income before translation loss, income tax and
minority interest	87,780	98,062	37,873
Translation loss	(2,482)	(2,575)	(8,500)
Income tax, current and deferred (Note 15)	(32,628)	(25,135)	(6,124)
Minority interest	(10,287)	(15,839)	(5,553)

Net income for the year	42,383	54,513	17,696

Earnings per share in United States dollars (Note 17)	0.53	0.69	0.22

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Notes 1, 2 and 13)
FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2002

	Number of outstanding shares	Common shares	Treasury stock	Capital surplus	Legal reserve	Special reserve	Retained earnings	Total share- holders’ equity

	(in thousands)	US$000	US$000	US$000	US$000	US$000	US$000	US$000

Balances at January 1, 2000	94,382	471,912	(67,173)	147,499	69,527	23,960	133,976	779,701
Increase in treasury stock	-	-	(4,132)	(2,435)	-	-	-	(6,567)
Reserve for loan losses (Note 6-f)	-	-	-	-	-	4,699	(4,699)	-
Cash dividends	-	-	-	-	-	-	(8,100)	(8,100)
Net income for the year	-	-	-	-	-	-	17,696	17,696

Balances at December 31, 2000	94,382	471,912	(71,305)	145,064	69,527	28,659	138,873	782,730
Increase in treasury stock	-	-	(3,300)	(6,044)	-	-	-	(9,344)
Adoption of IAS 39, net of deferred income tax	-	-	-	-	-	-	4,461	4,461
Cash dividends	-	-	-	-	-	-	(8,014)	(8,014)
Extraordinary cash dividends (Note 13-e)	-	-	-	-	-	-	(15,894)	(15,894)
Net unrealized loss realized from investments available-for-sale	-	-	-	-	-	-	(3,096)	(3,096)
Net realized gain from investments available-for-sale	-	-	-	-	-	-	(8,583)	(8,583)
Reversal of generic reserve for loans (Note 6-f)	-	-	-	-	-	(6,726)	6,726	-
Generic provision for assets seized (Note 9-d)	-	-	-	-	-	12,644	(12,644)	-
Net income for the year	-	-	-	-	-	-	54,513	54,513

Balances at December 31, 2001	94,382	471,912	(74,605)	139,020	69,527	34,577	156,342	796,773
Decrease in treasury stock	-	-	1,428	1,480	-	-	-	2,908
Cash dividends	-	-	-	-	-	-	(15,987)	(15,987)
Net unrealized loss from investments available-for-sale	-	-	-	-	-	-	(14,444)	(14,444)
Net realized loss from investments available-for-sale	-	-	-	-	-	-	12,167	12,167
Net income for the year	-	-	-	-	-	-	42,383	42,383

Balances at December 31, 2002	94,382	471,912	(73,177)	140,500	69,527	34,577	180,461	823,800

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 2)

	For the years ended December 31,
	2002	2001	2000
	US$000	US$000	US$000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	42,383	54,513	17,696
Add (deduct):
Provision for loan losses	99,596	119,422	170,102
Depreciation and amortization	41,338	43,355	44,074
Amortization of goodwill	3,033	3,377	3,446
Provision for assets seized	15,094	7,447	22,565
Minority interest	10,287	15,839	5,553
Provision for contingencies	4,649	13,317	6,337
Deferred income tax	(2,115)	1,522	157
Net loss (gain) from sales of securities	1,097	(31,737)	(8,954)
Translation loss	2,482	2,575	8,500
Purchase of trading securities	(4,154,437)	(2,631,092)	(2,595,146)
Sale of trading securities	4,106,170	2,430,876	2,518,489
Net changes in assets and liabilities:
Net (increase) decrease in loans	(114,347)	273,130	147,646
Decrease (increase) in other assets	36,457	(46,973)	(52,289)
Net increase in deposits and other obligations	155,798	36,919	79,749
Net decrease in due to banks and correspondents	(65,988)	(117,939)	(141,202)
(Decrease) increase in other liabilities	(28,326)	(61,564)	32,725

Net cash provided by operating activities	153,171	112,987	259,448

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Banco Santander Central Hispano
S.A. (BSCH-Peru), net of cash acquired	140,782	-	-
Cash received from sales of Banco Capital	32,255	-	-
Purchase of investments available-for-sale	(322,656)	(393,085)	(207,215)
Sales of investments available-for-sale	340,100	432,136	100,988
Purchase of property, furniture and equipment	(22,864)	(30,848)	(23,153)
Sales of property, furniture and equipment	1,560	3,278	5,826

Net cash (used) provided by investing activities	169,177	11,481	(123,554)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in bonds issued	1,445	33,040	42,973
Sales (purchase) of treasury stocks	2,908	(9,344)	(6,567)
Cash dividends	(31,881)	(8,014)	(8,100)

Net cash (used) provided by in financing activities	(27,528)	15,682	28,306

Translation (loss) gain on cash and cash equivalents	(9,882)	4,725	(2,648)

Net increase in cash and cash equivalents	284,938	144,875	161,552
Cash and cash equivalents at the beginning of the year	1,897,452	1,752,577	1,591,025
Cash and cash equivalents at the end of the year	2,182,390	1,897,452	1,752,577

SUPPLEMENTARY CASH FLOWS INFORMATION
Cash paid during the year for:
Interest	101,185	327,459	419,899
Income taxes	3,487	3,699	3,281

Supplementary schedule of non-cash financing activities:
Dividends pending payment	-	15,894	-
Other accounts receivable from sale of Banco Capital	-	32,255	-

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2002

1 NATURE OF OPERATIONS

Credicorp Ltd. (“Credicorp”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policy and administration of its subsidiaries. It is also engaged in investing activities.

On October 20, 1995 Credicorp acquired 90.08%, 98.24% and 75.83% of the capital stock of Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC) and El Pacifico-Peruano Suiza Compañia de Seguros y Reaseguros (PPS), respectively, through an offering of its own shares in exchange for shares of the above-mentioned companies. As of December 31, 2002 and 2001, the participation of Credicorp in the capital of BCP is 96.22% and 90.55%, respectively, and 100% in the capital of ASHC.

BCP is a Peruvian corporation incorporated on April 3, 1889, authorized to engage in banking activities by the Superintendency of Banking and Insurance (SBS), the Peruvian banking and insurance authority. The objective of BCP is to promote the development of commercial and industrial activities in Peru. Accordingly, it is authorized to receive and lend funds and to provide all banking services and perform operations that correspond to a multiple services bank as stated in Law 26702 (General Law of the Financial and Insurance Systems and Organic Law of the SBS).

ASHC is incorporated in the Cayman Islands. Its primary activity is to invest in the capital stock of companies. Its most significant subsidiary is Atlantic Security Bank (ASB). ASB is also incorporated in The Cayman Islands and began operations on December 14, 1981, carrying out its activities through branches and offices in Grand Cayman, the Republic of Panama and the United States of America.

PPS is a Peruvian corporation whose principal activity is the issuance and administration of property and casualty insurance and the performance of related activities under Law 26702. PPS also provides accident, health and life insurance.

Inversiones Credito del Peru S.A. (ICSA) is a Peruvian corporation incorporated on February 17, 1987 whose principal activity is investment in listed and non-listed equity securities.

Banco Tequendama, acquired by Credicorp in January 1997, is a private banking institution, established on May 5, 1976, in accordance with Colombian laws and with a corporate life until June 30, 2010; this period could be extended in accordance with current legislation. The principal objective of the bank includes making loans to private and public companies and individual loans.

CCR Inc. and CCV Inc., entities for special purposes incorporated in Bahamas in December 2000 and September 2001, respectively; whose principal activity is to manage the resources received of the securitizations carried out by BCP in January of 2001 and November of 1998, respectively.

Credicorp Securities Inc., incorporated in the United States of America whose principal activity will be to engage in brokerage activities in the securities market, directed principally to retail customers in Latin America, began its operations during the month of January 2003.

Acquisition of entities -

In session of BCP’s Board of Directors held on October 31, 2002 the Executive Committee was authorized to carry out negotiations with Banco Santander Central Hispano Peru (BSCH – Peru) and to perform a Public Acquisition Offering (OPA) for not less than 99.9% of its shares. The OPA started on November 15, 2002 and ended on December 13, 2002 with the acquisition of 99.94% of the shares of BSCH –Peru. According to Law 26702, BCP has a period no longer than 6 months to absorb this financial entity. In this respect, in a BCP General Meeting of Shareholders held on December 30, 2002 this transaction was approved and will be carried out for all legal effects on February 28, 2003.

The acquisition of BSCH – Peru and its subsidiaries have been recorded under the purchase method reflecting their assets and liabilities at fair values at the date of acquisition. For practical reasons, the acquisition of BSCH – Peru and its subsidiaries have been considered as if this had been realized on November 30, 2002.

The fair values of the identifiable assets and liabilities of such financial entity were as follows:

US$000

Cash acquired	190,782
Loans, net	658,835
Other assets	158,370
Total liabilities	(957,987)

Cash paid for the acquisition	50,000

Sales of entities –

In November 2001, Credicorp sold its participation in the Banco Capital, a private banking institution established in the Republic of El Salvador, to third parties for US$32.2 million. This transaction generated a gain of US$6.2 million, net of unamortized goodwill at that date of US$0.5 million, which was included in the caption Net gain from sales of securities in the consolidated statement of income.

The balances of the significant accounts of the financial statements of the Banco Capital included in the consolidated financial statements of Credicorp Group for the period between January 1, 2001 and October 31, 2001 and for the year ended December 31, 2000, are as follows:

	2001	2000
	US$000	US$000

Total assets	209,587	212,479
Total net equity	25,515	23,992
Interest income	17,676	20,105
Interest expenses	9,979	12,647
Net income for the period/year	1,524	1,044

2 ACCOUNTING PRINCIPLES AND POLICIES

The financial statements have been prepared in accordance with International Accounting Standards (IAS). The most significant accounting principles and policies used for the recording of the operations and in the preparation of the financial statements are as follows:

a) Consolidation

The accompanying consolidated financial statements include the financial statements of Credicorp and its subsidiaries that are effectively controlled, directly or indirectly (hereinafter, “The Group”). The principal activities of the companies integrating the Group correspond to banking, financial and insurance operations and management of investment funds and brokerage.

The companies that comprise the Group as of December 31, 2002 and 2001, with indication of the percentage of participation owned directly and indirectly by Credicorp as of those dates, as well as other relevant consolidated information before elimination for consolidation purposes are:

	Percentage of participation		Total assets		Total shareholders’ equity

Entity	2002	2001	2002	2001	2002	2001

			US$000	US$000	US$000	US$000

Banco de Credito del Peru (BCP)	96.22	90.55	7,312,169	6,095,694	580,891	543,251
Atlantic Security Holding Corporation (ASHC)	100.00	100.00	660,588	695,409	104,327	136,910
El Pacifico-Peruano Suiza Compañia de Seguros y Reaseguros (PPS)	75.83	75.83	480,570	479,425	148,133	190,187
Inversiones Credito del Peru S.A. (ICSA)	99.99	99.99	50,011	49,367	20,636	21,137
Banco Tequendama	99.99	99.99	270,681	384,789	36,604	34,378

The Group’s consolidated net income is summarized as follows:

	For the years ended December 31,
	2002	2001	2000
	US$000	US$000	US$000

Consolidated net income of:
BCP	62,512	50,517	26,599
ASHC	1,586	4,630	10,282
PPS (Note 7)	9,289	24,607	2,081
ICSA (Note 7)	(509)	1,326	2,792

	72,878	81,080	41,754

Less: Minority interest
BCP	(2,708)	(4,774)	(2,514)
PPS	(2,245)	(5,947)	(503)

	(4,953)	(10,721)	(3,017)

Carried forward:	67,925	70,359	38,737

	For the years ended December 31,
	2002	2001	2000
	US$000	US$000	US$000

Brought forward:	67,925	70,359	38,737
Amortization of goodwill
ASHC	(984)	(984)	(984)
PPS	(1,200)	(1,200)	(1,200)
Banco de La Paz and Banco Capital	(849)	(1,193)	(1,262)

	(3,033)	(3,377)	(3,446)

Other subsidiaries and Credicorp’s expenses	(22,509)	(12,469)	(17,595)

Consolidated net income	42,383	54,513	17,696

The following procedures were applied to prepare the Group’s consolidated financial statements:

•

Minority interest principally represents the participation of the shareholders of BCP and PPS that did not enter into the exchange of shares mentioned in Note 1 and the participation of the minority shareholders of Solucion Financiera de Credito del Peru S.A., of which BCP holds 55% of the outstanding shares of this indirect subsidiary.

•

The financial statements of BCP, PPS and ICSA are prepared in Peruvian new soles adjusted for inflation in accordance with accounting principles generally accepted in Peru, and subsequently the necessary adjustments, including the elimination of the effects of inflation accounting, were incorporated to reconcile with IAS; the consolidated financial statements of ASHC are maintained in U.S. dollars and those of the other subsidiaries are maintained in the local currency of each country where they operate; however, the Group considers that its measurement currency is the U.S. dollar because it reflects the economic substance of the underlying events and the circumstances relevant to the Group; insofar its main operations and/or transactions in the different countries where the Group operates, such as, the credits granted, the financing obtained, the sale of insurance premiums, the interest income and expenses, the salaries and the purchases are established and liquidated in U.S. dollars. In consequence, the balances and transactions in foreign currency have been translated to U.S. dollars using the methodology described in the Note 2-b).

•	All significant intercompany accounts and transactions between the Group’s entities have been eliminated in the accompanying consolidated financial statements.

b) Foreign currency translation -

Credicorp’s subsidiaries are considered as foreign operations; in consequence the balances and operations of the subsidiaries that maintain their accounting records in other currencies different to the U.S. dollar have been translated to this currency by using the following procedures:

–	Monetary assets and liabilities were translated at the free market exchange rate in effect on the balance sheet date.

–	Non-monetary assets (including their depreciation or amortization) and equity accounts were translated by using the free market exchange rates on the date of the transactions.

–	Income and expense accounts, except for those related to non-monetary assets, were translated at the average exchange rates of the months in which they occurred.

–	The resulting translation adjustment into U.S. dollars is included in the consolidated statement of income.

c) Use of accounting estimates in the preparation of financial statements -

The preparation of financial statements requires the Group’s management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of the contingencies and the recognition of income and expenses. Assets and liabilities are recognized in the financial statements when it is probable that any future economic benefit associated with the item will flow to or from the Group and the item has a cost or value that can be measured with reliability. If in the future such estimates and assumptions, which are based on management’s best judgement at the date of the financial statements, are modified because of the actual circumstances, the original estimates and assumptions will be appropriately modified in the year in which such changes occur. The principal estimates related to the consolidated financial statements refer to the reserve for loan losses, unrealized gain or loss of investments available-for-sale, depreciation of property, furniture and equipment, amortization of intangible assets, the provision corresponding to the technical reserves for claims and premiums and the workers’ profit sharing and income tax (current and deferred).

d) Recognition of revenues and expenses for banking activities -

Interest income and expenses are recognized in the income statement for all interest bearing instruments on the accrual basis using the effective yield method based over the period of the related transactions. Interest income includes the yield earned on the investments.

Commissions on financial services are credited to income when collected, except for the commissions related to the issuance of credit cards, which are recorded on the accrual basis.

When, in management’s opinion, the principal of any overdue loan becomes doubtful of collection, such loan is written down to its estimated recoverable amount and interest income is thereafter recognized based on the rate of interest that was used to discount the future cash flows for the purpose of measuring of the recoverable amount of the principal (Note 6-e).

Other revenues and expenses are generally recorded in the period when they fall due.

e) Recognition of revenues and expenses for insurance activities -

Premiums are earned on a pro-rata basis over the periods of the related contracts. In this regard, a reserve for unearned premiums is recorded representing the unexpired portion of premium coverage to be applied in the following period on the basis of annual renewals.

The reserve for unearned premiums is calculated on an individual basis for each policy or coverage certificate, applying to the insurance premiums (direct insurance and reinsurance accepted premiums less ceded premiums), net of commissions and taxes, the unearned portion of the total risk (in number of days). Likewise, a premium deficiency reserve is made when the reserve for unearned premiums becomes insufficient to cover the risks and future expenses that correspond to the unexpired period of coverage at the date of calculation.

The allowance for doubtful accounts related to premiums and installments outstanding is determined by management on the basis of periodical reviews of the clients’ portfolio.

Casualty claims are recorded when reported. The incurred but not reported claims (IBNR) are estimated and reflected as a liability, net of recoveries and reinsurance. The IBNR at December 31, 2002 have been estimated by taking into consideration the arithmetic progression of the percentages computed over the actual figures for the years 1994 through 2001, inclusive. Management considers that the estimated amount is sufficient to cover any liability related to IBNR at December 31, 2002, 2001 and 2000.

Reserve for pension funds insurance is recorded on the basis of a report prepared by an insurance actuary and represents the current value of all future contributions to be made, including those past due payments still pending.

Policy acquisition costs (commissions) are deferred and subsequently amortized over the period in which the related premiums are earned.

f) Loans and reserve for loan losses -

Loans originated by the Group by providing money directly to the borrower are carried at amortized cost. All loans are recognized when cash is advanced to the borrower.

The reserve for loan losses is maintained at a level that, in the opinion of management, is sufficient to cover potential losses in the loan portfolio at the balance sheet dates. Management conducts a formal review and analysis of all the loan portfolio, at least annually, authorizing the necessary adjustments to the reserve for possible loan losses. The review and analysis also identify specific clients against whom legal proceedings should be or have been initiated as well as those clients who appear to have financial difficulties. The reserve for loan losses is increased if objective evidence exists that the Group cannot recover the outstanding amount. In addition, the reserve for loan losses is made in accordance with the economic conditions in the different countries where loans are granted, loan loss experience, management’s evaluation of the loan portfolio and other factors which, in management’s opinion, require current recognition in estimating possible loan losses.

An allowance for loan impairment is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of loans. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of loans.

When a loan is uncollectable, it is written off against the related provision for impairments; subsequent recoveries are credited to the provision for loan losses in the consolidated statement of income.

Additionally, in accordance with SBS regulations, generic provisions are recorded as an appropriation to a special reserve from retained earnings. These appropriations have no effect on net income for the period or the balance of shareholders’ equity.

g) Leasing transaction -

In the cases of finance leases, the present value of the lease payments is recognized as a loan. The difference between the gross receivable and the present value of the loan is recognized as unearned financial income. Lease income is recognized over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

h) Investments -

As from 2001, the Group classified its investments in accordance with IAS 39. Management determines the classification of its investments at the date of their purchase and evaluates such classification periodically.

The purchases and sales of investments are recognized at the date of the negotiation that corresponds to the date in which the Group commits itself to buy or sell the assets.

Investments acquired, including those directly from the issuer, mainly with the purpose of generating profits based on short-term price fluctuations, are considered as trading investments. Investments available-for sale are those that the Group intends to hold for an undefined period and can be sold in response to liquidity needs or changes in market interest rates.

Trading investments and investments available-for-sale are initially recognized at cost, including the inherent costs of the transaction and subsequently are valued at their fair value.

Fair values are based on quoted prices. Investments in mutual funds are valued at quota participation value, which is determined on the basis of the equity of mutual funds that includes the unrealized gains or losses of the investments of the mutual fund. Unquoted equity and debt investments are valued at cost less a provision for impairment. An investment is impaired if its carrying amount is greater than its estimated recoverable amount (discounted present value of expected future cash flows).

All related realized and unrealized gains and losses of trading securities are included in the income statement. Unrealized gains and losses arising from changes in the fair value of securities classified as investments available-for-sale are recognized in equity. Unrealized gains or losses are recognized in income of the year, when the investments available-for-sale are sold or are impaired.

Securities sold subject to repurchase agreements (‘repos’) are retained in the financial statements as investment securities and the counterparty liability is included in amounts due to banks and correspondents. Securities purchased under agreements to resell (‘reverse repos’) are recorded as other accounts receivable. The difference between sale and repurchase price is treated as interest and accrued over the life of repo agreements using the effective yield method.

Interest income is recognized on the accrual basis using the effective yield method. Dividends receivable are recognized as income when they are declared.

On January 1, 2001 the Group recognized as a credit to retained earnings, the effect of the adoption of IAS 39, related to the accounting treatment of the investments available-for-sale for US$4.5 million.

i) Property, furniture and equipment -

Property, furniture and equipment are recorded at their acquisition cost. The related depreciation is calculated on the straight-line method at rates deemed sufficient to absorb the cost over the useful lives of the assets. Maintenance and repair costs are charged to profit and loss and significant renewals and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are eliminated from the corresponding accounts and the related gain or loss is included in the results of the year.

The annual depreciation rates used are: buildings and other constructions 3%, installations 10%, furniture and fixtures 10% and equipment and vehicles 20%.

j) Assets seized -

Assets seized, included in Other assets, are valued at their market value.

Additionally, in accordance with the SBS regulations, generic provisions are recorded as an appropriation to a special reserve from retained earnings.

k) Intangible assets -

Intangible assets included in Other assets, principally comprise software acquired and developed. Costs of software developed correspond to those directly associated with identifiable software controlled by the Group which are estimated to generate economic benefits exceeding costs beyond one year. They are amortized on the straight-line basis, using an annual rate of 20%.

l) Goodwill -

Goodwill has been established principally as the difference between the reference price for the acquisition of ASHC and PPS at the date of the exchange of shares (market value) and the corresponding fair value of the consolidated assets and liabilities of such entities, which amounted to US$43.7 million and is being amortized using the straight-line method over a 20 year-period.

In addition, this account includes the goodwill originated by the acquisition of Banco de La Paz for US$4.2 million which is amortized over a period of 5 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

m) Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for importation and exportation transactions, the obligations for which have been accepted by the banks. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

n) Bonds issued -

Liabilities arising from the issuance of subordinated bonds, leasing bonds, mortgage bonds and mortgage notes are recorded at their face value and the corresponding interest is recognized in income as earned. Bond discounts determined at issuance are deferred and amortized over the term of the bonds by the interest method.

o) Provisions -

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The provision for employees’ severance indemnities is based in the present value of the liabilities determined at the end of each year based on the current salary of each employee. In Peru, this indemnity should be deposited in authorized financial institutions selected by the employees. All payments made are considered as definitive.

p) Income tax and workers’ profit sharing-

Current income tax-

Income tax and workers’ profit sharing (which corresponds to 5% of the taxable income in accordance with Peruvian tax legislation) are calculated and recorded based on taxable income under current tax legislation.

Deferred income tax-

Deferred income tax is provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Such deferred tax is determined at rates enacted at the date of the balance sheet. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that such change occurs.

The principal temporary differences are detailed in Note 15. The effect of the temporary differences is also considered for the calculation of the workers’ profit sharing.

Deferred income tax assets should be recognized when it is probable that sufficient future taxable profit will be available against which these temporary differences can be used. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

q) Earnings per share -

Earnings per share are calculated by dividing the net income for the year by the weighted-average number of the shares outstanding during the year, after deducting treasury stock.

r) Plan of benefits for share options -

Since 1999, stock options have been granted to certain executives and employees who have at least one year of service in Credicorp or any of its subsidiaries. The stock options were granted at the market price of the shares on the date of the grant and are exercisable at that price. Expense recognized in income for the year corresponds to the difference between strike price and the fair value of the shares, of such stock options which can be exercisable by the beneficiaries.

s) Fiduciary activities -

Assets and income arising from fiduciary activities together with related undertakings to return such assets to customers are excluded from the consolidated financial statements. Where the Group acts in a fiduciary capacity such as a nominee, trustee, or agent.

t) Derivative financial instruments -

Derivative financial instruments are initially recognized in the balance sheet at cost (including transaction costs) and subsequently are remeasured at their fair value. Fair values are obtained from market exchange rates or interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The difference between the strike price and its corresponding market value is recorded in income.

Forward transactions, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules in IAS 39 and are therefore treated as derivatives held for trading with fair value gains and losses reported in income.

u) Cash and cash equivalents -

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition including: cash and balances with central banks, overnight deposits and amounts due from banks.

v) Financial statements as of December 31, 2001 and 2000 -

The financial statements as of December 31, 2001 and 2000 include certain reclassifications for comparative purposes.

3 FOREIGN CURRENCIES AND EXCHANGE RISK EXPOSURE

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s subsidiaries are established. As of December 31, 2002 and 2001 the Group’s assets and liabilities by currencies are as follows:

	2002				2001
	U.S. dollars	Peruvian new sol	Other	Total	U.S. dollars	Peruvian new sol	Other	Total

	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Assets:
Cash and due from banks	1,977,733	162,612	42,045	2,182,390	1,678,609	139,929	78,914	1,897,452
Trading securities	295,755	297,563	11,786	605,104	352,836	125,272	70,030	548,138
Loans	3,568,523	630,184	194,925	4,393,632	2,964,149	546,910	208,987	3,720,046
Other assets	770,093	86,477	128,953	985,523	683,949	232,830	99,273	1,016,052

	6,612,104	1,176,836	377,709	8,166,649	5,679,543	1,044,941	457,204	7,181,688

Liabilities:
Deposits and obligations	5,011,722	1,168,385	201,093	6,381,200	4,249,766	977,329	316,263	5,543,358
Due to banks and correspondents	208,496	61,026	40,176	309,698	254,736	17,902	68,814	341,452
Bonds issued	391,696	91,859	-	483,555	191,748	72,940	-	264,688
Other liabilities	494,996	110,403	13,121	618,520	486,676	121,894	27,000	635,570

	6,106,910	1,431,673	254,390	7,792,973	5,182,926	1,190,065	412,077	6,785,068

Net position	505,194	(254,837)	123,319	373,676	496,617	(145,124)	45,127	396,620

As of December 31, 2002, the weighted average free market buying and selling exchange rates established by the SBS were S/.3.515 and S/.3.513 per US$1, respectively (S/.3.441 and S/.3.446 per US$1 as of December 31, 2001, respectively).

4 CASH AND DUE FROM BANKS

As of December 31, 2002, Due from banks includes approximately US$1,080 million corresponding to an overnight operation deposited in Central Bank of Reserve of Peru-BCRP (US$1 billion as of December 31, 2001), which bears interest at an annual effective rate of 1.25% (2.29% as of December 31, 2001). In addition, this account includes approximately US$414.1 million and S/.250.8 million (US$214.3 million and S/.238.1 million as of December 31, 2001) related to the legal reserve that the banks in Peru are required to maintain as guarantee for the deposits received from third parties. This legal reserve can be maintained in the banks’ vaults or deposited in the BCRP. The deposits in Peruvian new soles are subject to a minimum cash reserve of 6% and the deposits in U.S. dollars are subject to a minimum cash reserve of 6% plus an additional cash reserve which averaged 30%. These additional cash reserves in U.S. dollars earn interest at a rate equivalent to the LIBOR three month rate less 1/8 of one percent.

5 TRADING SECURITIES

At December 31, this account comprises:

	2002	2001
	US$000	US$000

Peruvian Central Bank Certificates	184,033	91,624
Peruvian Treasury Bonds	96,109	29,205
Corporate and leasing bonds	62,596	79,727
Treasury bonds of other countries	50,075	9,482
Debt issued by Central Banks of other countries	49,809	139,156
Bonds of international institutions	42,082	-
Mutual funds	36,314	27,602
Listed equity securities	15,128	29,797
Repos	23,895	-
Negotiable certificates of deposits	16,883	105,534
Investments in financial institutions of Bolivia	13,501	-
Negotiable notes	1,675	14,258
Investment issued by listed entities in Colombia	-	1,774
Other investments	13,004	19,979

	605,104	548,138

Peruvian Central Bank certificates are short-term marketable bearer bonds, which have been acquired through public auctions at interest rates offered by financial institutions. The annual interest rates in local currency vary from 3.54% to 6.21% (between 4.5% to 13.94% in 2001) which is determined by the BCRP at each auction.

Peruvian Treasury Bonds bear annual interest which vary from 6.53% to 10.37% with maturities between September 2003 and December 2015.

Corporate bonds for US$55.1 million (US$63.5 million as of December 31, 2001) have maturities between 2003 and 2011 and bear annual effective interest rates which vary between 3.46% to 13.56% for bonds issued in Peruvian new soles and 4.37% to 13.63% for bonds in U.S. dollars. Leasing bonds correspond to bonds in U.S. dollars for US$7.4 million (US$16.2 million as of December 31, 2001) with maturities in 2004 and bear annual effective interest rates which vary from 7.5% to 8%.

Treasury bonds of other countries include US$17.5 million of securities issued by the government of the United States of America with maturities between July 2003 and June 2005. The annual interest rates vary from 2.90% to 5.91%.

Bonds of international financial institutions comprise debt securities issued by Corporacion Andina de Fomento which were acquired in the secondary market by the Group with maturities between February 2003 and March 2004. The annual interest rates vary from 6.75% to 8.87%.

Repos include transactions entered into with BCRP. They are debt securities given by the Group as guarantees of due to banks and correspondents (Note 11); mature on January 2, 2003 and bear annual interest rates which vary from 3.06 % to 3.61%.

6 LOANS

a) At December 31, this account comprises:

	2002		2001
	US$000%		US$000%

Loans	3,268,103	74	2,917,267	79
Discounted notes	180,314	4	156,041	4
Advances and overdrafts	169,132	4	45,501	1
Leasing receivables	491,666	11	333,840	9
Factoring receivables	62,302	1	56,616	2
Refinanced loans	330,842	8	268,626	7
Past due loans and under judicial
collection (see paragraph e)	406,135	9	350,835	9

	4,908,494	111	4,128,726	111
Less unearned interest	(90,831)	(2)	(64,247)	(2)

	4,817,663	109	4,064,479	109
Less reserve for loan losses	(424,031)	(9)	(344,433)	(9)

	4,393,632	100	3,720,046	100

Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

b)	Interest rates on each product of credits portfolio are set by the Group considering the rates prevailing in the market. During year the main annual average interest rates were:

	2002
	Loans in local currency		Loans in United States dollars
	Peru	Colombia	Peru	Colombia	Panama
	%	%	%	%	%

Commercial loans	7.5	11.8	7.1	4.2	7.5
Discounted notes	12.5	15.8	11.4	-	-
Advances and overdrafts	30.8	26.2	14.4	-	-
Leasing receivables	11.8	-	10.8	-	-
Factoring receivables	27.4	-	7.8	-	-
Consumer loans	47.9	25.1	20.6	-	-
Mortgage loans	-	20.4	11.8	-	-
	2001
	Loans in local currency		Loans in United States dollars
	Peru	Colombia	Peru	Colombia	Panama
	%	%	%	%	%

Commercial loans	14.6	15.3	9.4	6.04	9.4
Discounted notes	24.5	19.3	14.5	-	-
Advances and overdrafts	46.2	29.4	16.4	-	-
Leasing receivables	8.5	-	11.5	-	-
Factoring receivables	20.5	-	10.2	-	-
Consumer loans	47.7	28.6	20.2	-	-
Mortgage loans	-	23.9	13.6	-	-

c)	At December 31, the credit risk classification of the Group’s loan portfolio is as follows:

	2002						2001
Classification	Direct credits		Indirect credits		Total		Direct credits		Indirect credits		Total

	US$000%		US$000%		US$000%		US$000%		US$000%		US$000%

Normal	3,543,152	74	863,475	90	4,406,627	76	2,864,087	70	619,844	87	3,483,931	73
Potential
problems	456,056	9	66,488	7	522,544	9	441,323	11	71,335	10	512,658	11
Substandard	334,423	7	18,895	2	353,318	6	316,945	8	19,028	3	335,973	7
Doubtful	239,101	5	6,324	1	245,425	4	196,501	5	4,462	-	200,963	4
Loss	244,931	5	1,748	-	246,679	5	245,623	6	976	-	246,599	5
	4,817,663	100	956,930	100	5,774,593	100	4,064,479	100	715,645	100	4,780,124	100

The indirect credit portfolio is described in Note 18.

d)	The direct credit portfolio by industry as of December 31, is as follows:

	2002		2001
	US$000%		US$000%

Manufacturing	1,592,191	33	1,230,417	30
Commerce	617,491	13	572,825	14
Consumer loans	522,998	11	262,240	7
Utilities	302,976	6	159,389	4
Realty business and leasing services	281,753	6	211,286	5
Mining	227,879	5	321,409	8
Financial services	210,404	4	81,746	2
Communication, storage and transportation	209,174	4	194,613	5
Agriculture	158,500	3	159,420	4
Fishing	104,604	2	76,864	2
Construction	86,632	2	124,056	3
Education, health and other services	93,851	2	56,051	1
Other	409,210	9	614,163	15

	4,817,663	100	4,064,479	100

e)	At December 31, past due loans and in under judicial collection are as follows:

	2002		2001
	US$000%		US$000%

Past due up to 4 months	82,259	20	54,291	15
Past due more than 4 months	91,028	23	94,340	27
In judicial collection	232,848	57	202,204	58

	406,135	100	350,835	100

In accordance with the Group’s accounting policies, interest on past due loans and loans in judicial collection are recognized at their estimated recoverable value which is calculated using the interest rate that was used to discount the future cash flows for the purpose of measuring the recoverable amount of the principal. As of December 31, 2002 and 2001, the interest income and its respective allowance that had been recorded for these credits amount approximately to US$28.3 million and US$22.7 million, respectively.

f)	The changes in the reserve for loan losses are summarized as follows:

	For the years ended December 31,

	2002	2001	2000

	US$000	US$000	US$000

Balances as of January 1	344,433	341,487	307,343
Provision	99,596	119,422	170,102
Recoveries of loans written-off	12,050	14,935	7,825
Reserve of loan portfolio of BSCH Peru	122,841	-	-
Loan portfolio sold and write-offs	(150,102)	(124,690)	(135,320)
Foreign exchange adjustment	(4,787)	(6,721)	(8,463)

Balances as of December 31	424,031	344,433	341,487

The Group recognizes possible losses on loans through a provision estimated in accordance with the policy described in Note 2-f).

The credit portfolio of BSCH Peru was recorded at its net realizable value; the principal amount and the corresponding provision for loan losses are recorded in separate accounts for internal control purposes.

On the basis of SBS authorizations given to financial institutions in Peru, BCP and certain of its subsidiaries recorded a special reserve for the generic provision of the loan portfolio classified as normal. The special reserve is accounted for as an appropriation of retained earnings in the accompanying consolidated financial statements. As of December 31, 2002 such special reserve amounted to US$7.5 million (US$7.5 million and US$14.2 million as of December 31, 2001 and 2000, respectively). During 2001 Credicorp recorded a recovery of this reserve of US$6.7 million, which in the consolidated statement of changes in shareholders’equity is treated as a decrease in the reserve and an increase in Retained earnings without affecting the results of operations or the total of Shareholders’ equity (reserve of US$4.7 million in 2000) (Note 13-d).

Management considers that the provision recorded at December 31, 2002 and 2001 is sufficient to cover any eventual loss on loans in the process of collection.

g)	Loan collaterized by commercial and mortgage loan portfolio -

On December 6, 2002, BCP entered into a purchase-sale agreement with a Peruvian financial entity, as follows:

•

Purchase of a commercial loan portfolio up to US$30 million, of which BCP acquired US$24.8 million as of December 31, 2002. As part of the agreement BCP designated the same Peruvian financial entity as the collection agency. BCP granted a repurchase option to the Peruvian financial entity that could be exercised until March 6, 2003. Also, the Peruvian financial entity accepted to repurchase the past due loans The price to pay for each repurchased loan by the Peruvian financial entity will be the initial price of acquisition plus a premium equivalent to an annual effective interest rate of 5%. As of December 31, 2002 the balance of the commercial loan portfolio acquired amounts to US$10.2 million (S/.36 million). The Peruvian financial entity has repurchased commercial loans amounting to US$14.6 million as of December 31, 2002.

•

Purchase of a mortgage loan portfolio up to US$100 million, of which BCP acquired US$72.2 million as of December 31, 2002. The terms of the agreement consider the collection by BCP of a disbursement commission of 0.5% as well as an amount withheld as a guarantee of 15% of the principal of mortgage loans acquired, which is deposited in a demand deposit with BCP.

As part of the agreement BCP designated the Peruvian financial entity as the collection agency. BCP also granted a repurchase option to the Peruvian financial entity that could be exercised until March 6, 2003 and, extendable until June 6, 2003 at the request of the Peruvian financial entity. The price to pay by the Peruvian financial entity for each repurchased loan will be the initial price of acquisition plus a premium equivalent to an annual effective interest rate of 5%. As of December 31, 2002 the balance of the acquired mortgage credit portfolio amounts to US$71.2 million.

These operations have been recorded as a commercial loan granted to the Peruvian financial entity which are collaterized with abovementioned commercial and mortgage loan portfolio.

h)	Loans are secured by guarantees granted by customers comprising mortgages, performance bonds, securities and industrial and commercial liens.

i)	Maturities of loans are shown in Note 20.

7 INVESTMENTS AVAILABLE-FOR-SALE

At December 31, this caption comprises:

	2002	2001

	US$000	US$000

Corporate, subordinated and leasing bonds (a)	304,771	303,964
Listed equity securities	99,124	39,753
Other equity securities	46,078	82,527
Investments in Peruvian foreign debt	44,172	49,467
Mutual funds	22,338	23,779
Investments in foreign debt of other countries	23,187	26,739
Bonds of agencies of the United States government	22,209	-
Debt issued by Central Banks of other countries	17,769	10,000
Investments in financial institutions in Bolivia	19,729	9,167
Negotiable notes	16,264	18,095
Other	19,643	23,858

	635,284	587,349

(a)

As of December 31, 2002 includes corporate bonds for US$294.2 million, leasing bonds for US$6.3 million and subordinated bonds for US$4.3 million (US$274.8 million, US$24.8 million and US$4.3 million, respectively, as of December 31, 2001).

Debt securities have been acquired at prices and rates prevailing in the market at the date of purchase. Annual interest rates vary from 5.81% to 7.93% for debt securities in Peruvian new soles and 1.33% to 12.91% for debt securities in U.S. dollars (between 6.19% to 8.92% and 7.64% to 14.09%, respectively, in 2001).

In 2001, PPS sold 10,684,831 shares of Union de Cervecerias Peruanas Backus y Johnston S.A. on the Lima Stock Exchange for US$109.9 million, generating a tax-free gain of US$30.7 million, which is included in the caption Net gain from sales of securities in the consolidated statement of income.

In November 1999, ICSA sold on the Lima Stock Exchange its participation in a company which managed a pension fund for US$53,634,000, generating a gain of US$46,567,000, which is included in the caption Net gain from sales of securities in the consolidated statement of income. The Group is responsible up to the percentage of ownership that it sold for the liabilities, obligations, other responsibilities or contingencies that occurred prior to the date of transfer and were not recorded in the financial statements at that date. The responsibility is for two years as from the date of sale, except for taxes and labor and social liabilities which can be claimed until their date of prescription (between 4 to 10 years as from the date of the obligation). As of December 31, 2002 the Group has not assumed any liabilities, obligations, responsibilities or contingencies related to this transaction.

Gains or losses on the sales of securities on the Lima Stock Exchange are non-taxable income for tax purposes.

Maturities of investments available-for-sale are shown in Note 20.

8 PROPERTY, FURNITURE AND EQUIPMENT AND ACCUMULATED DEPRECIATION

The movement of the property, furniture and equipment and related accumulated depreciation for the year ended December 31, 2002 is as follows:

	Beginning balances	Additions at cost/ applied to income	Additions for purchase of BSCH Peru	Disposed and/or sales	Ending balances

	US$000	US$000	US$000	US$000	US$000

Cost -
Land	26,856	200	12,414	(326)	39,144
Building and other constructions	248,822	3,188	15,547	(1,816)	265,741
Installations	57,253	4,232	4,742	(468)	65,759
Computer equipment and other	188,859	10,476	5,086	(1,302)	203,119
Equipment	23,879	4,603	2,359	(1,693)	29,148
Vehicles	9,252	165	158	(489)	9,086

	554,921	22,864	40,306	(6,094)	611,997

Accumulated depreciation -
Building and other constructions	107,388	7,191	125	(357)	114,347
Installations	31,823	4,168	86	(518)	35,559
Computer equipment and other	137,273	14,728	75	(1,315)	150,761
Equipment	15,725	3,278	154	(1,696)	17,461
Vehicles	3,842	277	20	(455)	3,684

	296,051	29,642	460	(4,341)	321,812

Net cost	258,870				290,185

Banks, financial institutions and insurance companies located in Peru are not allowed to pledge their fixed assets.

9 OTHER ASSETS AND OTHER LIABILITIES

At December 31, this caption comprises:

	2002	2001
	US$000	US$000
Other assets -
Interest, commissions and accounts receivable	118,035	155,113
Accounts receivable for reverse repos	5,917	21,133
Transactions in progress (a)	38,406	55,968
Deferred expenses (b)	44,878	42,462
Intangibles, net (c)	22,200	29,496
Assets seized, net (d)	108,999	80,015
Other	15,402	15,171
	353,837	399,358

Other liabilities -
Interest and other accounts payable	82,736	81,176
Taxes, salaries and other personnel expenses payable	24,940	15,252
Transactions in progress (a)	47,763	52,767
Deferred tax liabilities (Note 15)	12,227	14,342
Provision for contingencies (e)	11,942	14,628
Dividends pending payment (f)	-	15,894
Deferred income	29,053	27,356
Provision for legal lawsuits	8,049	-
Other	4,288	1,335
	220,998	222,750

a) Transactions in progress are related to transactions realized during the last days of the year, which will be transferred to their final balance sheet accounts in the following month. Substantially all of these transactions do not affect the Group’s income.

b) Deferred expenses are those mainly related to prepaid taxes for income tax amounting to US$21.8 million (US$27.1 million as of December 31, 2001) which can be applied against income tax liabilities in future periods.

c) Intangibles comprise basically purchased software.

d) At December 31, 2002 and 2001, the caption Assets seized includes land, buildings and machinery and equipment received in payment of debts which were in judicial collection process and which have been recorded at values which approximate those determined on the basis of technical appraisals made by independent professionals. This caption comprises:

	2002	2001
	US$000	US$000

Assets seized	136,066	96,777
Provision	(27,067)	(16,762)
	108,999	80,015

The changes in the provision for assets seized are summarized as follows:

	For the years ended December 31,
	2002	2001	2000
	US$000	US$000	US$000

Balances as of January 1	16,762	18,280	18,251
Provision	15,094	7,447	22,565
Amount recovered for sale of assets seized	(4,789)	(8,965)	(24,704)
Other	-	-	2,168
Balances as of December 31	27,067	16,762	18,280

Additionally, as of December 31, 2002 and 2001 generic provisions amounting to US$27.1 million (US$14.5 million as of December 31, 2000) have been recorded as required by SBS (Note 13-d). These amounts have been recorded as appropriations to a special reserve in the Shareholders’ equity.

e) The changes in the provision for contingencies are summarized as follows:

	For the years ended December 31,
	2002	2001	2000
	US$000	US$000	US$000

Balances as of January 1	14,628	9,714	6,554
Provision (Note 16)	4,649	13,317	6,337
Deductions	(7,335)	(8,403)	(3,177)
Balances as of December 31	11,942	14,628	9,714

This provision mainly comprises the provisions for probable losses to complement insurance coverage, which correspond to claims not covered by the insurance companies as well as provisions for lawsuits against the Group.

f) Dividends pending payment as of December 31, 2001 correspond mainly to an extraordinary dividend declared in 2001 arising from the gain generated by the Group on the sale of the shares of Union de Cervecerias Peruanas Backus y Johnston S.A (Note 7). These dividends were paid in January 2002.

10 DEPOSITS AND OTHER OBLIGATIONS

a) At December 31, this caption comprises:

	2002	2001
	US$000	US$000
Non-interest bearing deposits and obligations:
In Peru	762,013	597,686
In other countries	60,871	168,921
Carried forward:	822,884	766,607

	2002	2001
	US$000	US$000

Brought forward:	822,884	766,607
Interest bearing deposits and obligations:
In Peru	4,436,685	3,220,601
In other countries	1,121,631	1,556,150
	5,558,316	4,776,751
Total	6,381,200	5,543,358

b) As of December 31, the balance of deposits and obligations comprises:

	2002	2001
	US$000	US$000

Saving deposits	1,700,878	1,550,975
Time deposits	2,589,221	2,311,418
Demand deposits	1,455,608	1,042,143
Severance indemnity deposits	552,174	528,168
Foreign currency bank certificates	83,319	110,654
	6,381,200	5,543,358

As of December 31, 2002 the total amount of the individual time deposits and bank certificates in excess of US$100,000 are approximately US$1,507.7 million and US$33.1 million, respectively (US$1,522 million and US$29.7 million, respectively as of December 31, 2001).

c) According to the Group’s policies, during 2002 and 2001, interest on demand and saving deposits and obligations were accrued using a growing scale of interest rate determined on the average deposits maintained. Balances below certain limits previously established for each product did not bear interest. Interest rates on each product of the credits portfolio are set by the Group considering the rates prevailing in the market. During years 2002 and 2001, the annual average interest rates were:

	2002
	In local currency		In United States dollars
	Peru	Colombia	Peru	Panama
	%	%	%	%
Saving deposits	1.3	6.3	0.6	-
Time deposits	5.3	9.1	1.8	4.8
Demand deposits	0.6	1.2	0.5	0.5
Severance indemnity deposits	3.4	-	1.9	-
Foreign currency bank certificates	-	-	1.7	-

	2001
	In local currency		In United States dollars
	Peru	Colombia	Peru	Panama
	%	%	%	%
Saving deposits	4.3	6.3	2.0	-
Time deposits	10.9	12.9	4.2	6.7
Demand deposits	2.2	1.6	1.0	1.3
Severance indemnity deposits	7.2	-	3.7	-
Foreign currency bank certificates	-	-	4.1	-

d) The bonds issued comprise:

	2002	2001
	US$000	US$000

Leasing bonds	350,191	166,748
Corporate bonds	36,561	17,385
Mortgage bonds	28,454	25,000
Subordinated bonds	68,349	55,555
	483,555	264,688

Leasing bonds are issued in United States dollars with maturities between January 2003 and November 2010, bear an annual interest rate that fluctuates from 4.1% to 8.6% (between 3.8% to 9.5% in 2001) and are endorsed by assets granted in leasing transactions.

Corporate bonds are issued in Peruvian new soles with maturities between March 2004 and August 2006 and bear an annual fixed interest rate of 7.63% plus the Constant updated value established by BCRP (1.012 and 0.998 as of December 31, 2002 and 2001, respectively) and nominal interest rates that fluctuate between 6.38% and 6.75%.

Mortgage bonds are issued in United States dollars with maturities up to ten years and bear annual interest rates that fluctuate between 7.44% and 7.94% (between 7.5% and 7.94% in 2001) and are guaranteed by buildings acquired by home mortgage loans and the cash flows received from them during their amortization.

Subordinated bonds correspond to bonds issued in Peruvian new soles and U.S. dollars. The payment of the principal depends on the fulfillment of the obligations and do not have guarantees. The principal and the interest of the debt, with the prior authorization of SBS, can be used to reconstitute losses when the entities enter into a liquidation process or when SBS judges it pertinent. These bonds bear an annual interest rate that fluctuates between 6.87% and 7.5% plus the Constant updated value and 8.25% plus the Daily readjustment rate determined by the BCRP (between 5.25% plus the Constant updated value and 7.25% plus the Daily readjustment rate in 2001), with maturities between August 2007 and October 2009.

e) Maturities of deposits and obligations and bonds issued are shown in Note 20.

11 DUE TO BANKS AND CORRESPONDENTS

At December 31, this caption comprises:

	2002			2001
	Short-	Long-		Short	Long-
	term	term	Total	term	term	Total
	US$000	US$000	US$000	US$000	US$000	US$000
Due to banks and correspondents	119,269	166,378	285,647	126,582	202,879	329,461
Promotional credit lines	5,692	18,359	24,051	1,789	10,202	11,991
	124,961	184,737	309,698	128,371	213,081	341,452

a) The balance of the liabilities with banks and correspondents corresponds to the following operations:

•

Bank loans obtained by the Group principally for financing foreign trade and working capital amounted to US$64.1 million and US$71 million, respectively (US$119.4 million and US$56.7 million, respectively in 2001).

During 2002, BCP paid banking and correspondents loans amounting to approximately US$10 million (US$104.1 million in 2001).

•

Amount owed originating from a securitization transaction, realized in November 1998, for up-to US$100 million, with maturity until November 2005, for the collection of the future inflows of BCP corresponding to the consumptions and cash advances made in Peru through the credit cards of Visa International issued by foreign banks. In this transaction, Bankers Trust Company of New York acted as trustee for the securitization operation. This obligation will be paid for through the transfers of funds corresponding to the future inflows to be received by BCP from Visa International, which will be deposited directly by Visa International in a special account managed by Bankers Trust Company. This transaction bears an annual interest rate of 6.44%. As of December 31, 2002 and 2001 the securitization obligation amounted to US$48.4 million and US$62.5 million, respectively.

In addition, BCP has signed an insurance policy with MBIA Insurance Corporation of New York which guarantees the future cash inflows to pay the quarterly payments with maturities November 2005.

•

Amount owed originating from a securitization transaction entered into during January 2001 by BCP for up to US$100 million, with maturity until January 2008, corresponding to the future collection of the orders of payment in United States dollars related to the transfers of funds received from banks located outside Peru associated with the Society for Worldwide Interbank Financial Telecommunications (Swift). In this transaction, ING Barings acted as trustee for the securitization transaction. The securitization proceeds were paid in January 2001 to the Group. This transaction bears a monthly interest rate that fluctuates between 2.17% and 6.28% (between 2.19% and 5.9% in 2001). As of December 31, 2002 and 2001 the balance of this obligation amounts to US$78.2 million and US$90.9 million, respectively.

•	Amount due to BCRP for US$23.9 million which is guaranteed with trading securities (Note 5).

Due to banks and correspondents bear interest at international market rates that fluctuate between 2.45% and 4.16% (between 4.17% and 7.38% in 2001) and do not have specific guarantees. In addition, the credit agreements include certain covenants related to compliance of financial ratios and other specific conditions, which the Group considers have been fully complied with.

b) Promotional credit lines represent loans granted to BCP by Corporacion Financiera de Desarrollo (COFIDE) and Banco Interamericano de Desarrollo (BID), for promoting the development of the Republic of Peru. These lines of credit bear annual interest rates that fluctuate between 3.97% and 5.5% and are guaranteed with a loan portfolio amounting to US$18.4 million and US$24 million as of December 31, 2002 and 2001, respectively, and include covenants specifying the use of funds, financial conditions that the borrower must maintain and other administrative matters.

At December 31, 2002 and 2001, the Group had credit lines available from correspondent banks totaling approximately US$1,200 million and US$1,600 million, respectively.

Maturities of due to banks and correspondents are shown in Note 20.

12 REINSURANCE PAYABLE

In the ordinary course of its business PPS, Credicorp’s subsidiary, engages in insurance activities, transfers reinsurance to other insurance companies to share the risk of its insurance contracts and to limit the potential losses arising from significant coverage. PPS is ultimately responsible for the payment of claims to the policyholder if the reinsurer is unable to meet its obligations.

Reinsurance includes shared quotas, excess of loss and facultative reinsurance. Amounts recoverable from reinsurers are estimated on a basis consistent with the associated claim liabilities and are presented as a component of reinsured assets.

Net premiums earned for the three years ended December 31, 2002 are as follows:

	Gross amount	Ceded to other companies	Assumed from other companies	Net pre- miums earned	Percentage of amount assumed on net premiums
	US$000	US$000	US$000	US$000
As of December 31, 2002

Life insurance	36,395	(2,094)	268	34,569	0.77
Accident and health insurance	46,461	(1,682)	15	44,794	0.03
Property and casualty insurance	110,452	(68,861)	4,264	45,855	9.30
Total premiums	193,308	(72,637)	4,547	125,218	3.63

As of December 31, 2001

Life insurance	33,083	(2,532)	452	31,003	1.46
Accident and health insurance	41,097	(1,258)	12	39,851	0.03
Property and casualty insurance	89,688	(49,955)	1,617	41,350	3.91
Total premiums	163,868	(53,745)	2,081	112,204	1.85

As of December 31, 2000

Life insurance	30,356	(1,432)	307	29,231	1.05
Accident and health insurance	44,013	(990)	12	43,035	0.03
Property and casualty insurance	72,593	(32,492)	1,028	41,129	2.50
Total premiums	146,962	(34,914)	1,347	113,395	1.19

13 SHAREHOLDERS’ EQUITY

a) Common shares -

As of December 31, 2002, 2001 and 2000, the capital stock is represented by 94,382,317 outstanding common shares, with a par value of US$5 each one.

b) Treasury stock -

Treasury stock corresponds to the nominal value of Credicorp’s shares owned by Group companies, which amounts to 14,634,925 shares at December 31, 2002 (14,920,825 shares at December 31, 2001). The difference between the acquisition cost of US$186.5 million and their par value of US$73.2 million is recorded as a capital surplus.

c) Legal reserves -

In accordance with the law that regulate financial and insurance activities, BCP and PPS are required to form a reserve of up to at least 35% of their paid-in capital through annual transfers of at least 10% of their net income.

Additionally, PPS must maintain a legal guarantee reserve equivalent to 35% of its solvency equity, as defined in such law, as a guarantee fund.

d) Special reserve -

This reserve comprises the generic provisions for loans of US$7.5 million and for assets seized of US$27.1 million, which have been recorded as required by SBS.

e) Retained earnings -

During 2002 and 2001, Credicorp paid cash dividends of approximately US$16 million and US$8 million, respectively. In addition, in 2001 the Board of Directors agreed to distribute an extraordinary dividend of approximately US$15.9 million related to the gain generated by the Group on the sale of the Union de Cerveceras Peruanas Backus y Johnston S.A. shares (Note 9-f).

Beginning in 2003, dividends to be distributed in Peru in favor of shareholders different than entities domiciled in Peru are subject to a 4.1% income tax. This tax should be withheld and paid by the Group.

14 STOCK OPTION PLAN

Credicorp has a stock option plan for certain key executives and employees who have at least one year’s service in Credicorp or any of its subsidiaries. The options expire after eight (8) years and 25% of the shares granted may be exercised during each of the first four years of the plan. At the end of the fourth year and until the expiration date of the option, all or a portion of the options that are still outstanding under the plan may be exercised at any time. As of December 31, 2002 and 2001 only 1,250 shares had been acquired under the Stock Option Plan.

The number of options outstanding and the option price of such shares at December 31, 2002 and 2001 are as follows:

	Number of	Price of the option
Year	shares	2002	2001
		US$	US$

1999	475,000	9.09	9.39
2000	534,000	10.25	10.50
2001	571,750	7.05	7.30
2002	575,000	8.73	-

In 2002 and 2001, the Group has registered a provision corresponding to the difference between the price of the option and the quoted price at the balance date for those options that could be executed. The quoted price of the Credicorp’s shares in the Lima Stock Exchange as of December 31 2002 and 2001 was US$9.4 and US$8.75, respectively.

In 2002, the prices of the options were modified and informed to the executives of the Group.

15 TAX SITUATION

a) Credicorp is not subject to any type of income taxes, nor taxes on capital gains, equity or property.

The Peruvian subsidiaries are subject to corporate taxation on income under the Peruvian Tax system. The statutory income tax rate payable in Peru is 27% of taxable income (as of December 31, 2001 the income tax rate was 30% which could be reduced to 20% for the re-invested portion of the taxable income of the subsidiaries).

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands nor Panama. For the years ended December 31, 2002, 2001 and 2000, no taxable income was generated from its operations in the United States of America.

A reconciliation of the differences between the statutory income tax rate and the effective tax rate for the Group is shown as follows:

	2002	2001	2000
	%	%	%
Peruvian statutory tax rate	27	30	30
Increase (decrease) in the statutory tax rate due to:

i) Increase (decrease) arising from net income
of subsidiaries not domiciled in Peru	8	2	(2)
ii) Non-taxable costs and income, net	3	(9)	2
iii)Adjustment of deferred income tax for change
in rate from 20% to 27% in 2001 and from
30% to 20% in 2000	-	3	(9)
Effective income tax rate	38	26	21

b) In 2002 and 2001 the deferred income tax has been calculated on all temporary differences applied at a combined rate of 30.65% (24% in 2000). This combined rate is determined considering that the workers’ profit sharing is considered deductible for income tax purpose. The income tax expense analysis as of December 31, 2002, 2001 and 2000, is as follows:

	2002	2001	2000
	US$000	US$000	US$000
Current:
Peruvian	34,344	23,266	5,565
In other countries	399	347	402
	34,743	23,613	5,967
Deferred:
Peruvian	(2,115)	392	3,735
Adjustment of deferred income tax for
change in rate from 20% to 27% in 2001
and from 30% to 20% in 2000	-	1,130	(3,578)
	(2,115)	1,522	157
Total	32,628	25,135	6,124

A portion of the Group’s deferred tax asset arises from the generic provisions for contingencies and for loan losses. In accordance with Peruvian tax regulations, generic provisions are not deductible for income tax purposes until transferred to specific provisions; therefore, the Group has recorded an accumulated deferred tax asset (including the effect of the workers’ profit sharing) to reflect the future tax benefit of the deduction of these provisions.

The Group’s deferred tax liability arises principally from the depreciation of certain buildings of BCP and PPS that is not acceptable for tax purposes and from leasing operations.

The following table shows a summary of the Group’s deferred income taxes:

	As of December 31
	2002	2001
	US$000	US$000
Assets
Reserve for loan losses	5,693	2,130
Reserve for contingencies	4,462	3,591
Tax benefits and other	567	3,078
Deferred tax loss carry-forward	2,136	2,542
Total deferred tax assets	12,858	11,341
Tax loss carry-forward of ASHC-Miami	4,831	5,049
Provision of deferred tax corresponding
to the tax loss carry-forward	(4,831)	(5,049)
Net deferred income tax assets	12,858	11,341

Liabilities
Fixed assets	(8,412)	(10,865)
Intangibles	(5,621)	(7,508)
Leasing operations	(4,430)	(4,571)
Provision for assets seized	(2,131)	(2,131)
Other	(4,491)	(608)
Deferred income tax liabilities	(25,085)	(25,683)
Net deferred income tax liabilities	(12,227)	(14,342)

c) As of December 31, 2002 and 2001, ASHC’s Miami agency had United States federal tax loss carryforwards available to reduce future taxable income, if any, of approximately US$17.9 and US$18.7 million, respectively, which expire up to 2020. As of December 31, 2002 and 2001, the Miami Agency did not have any net deferred tax assets reflected on its financial statements, due to the uncertainly regarding the Agency’s ability to generate future federal and state taxable income needed to utilize the net deferred tax assets, which primarily relate to the United States federal tax loss carry-forward and the allowance for loan losses.

d) The Peruvian tax authorities have the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries. Fiscal years 2000 through 2002, inclusive, are pending review by the tax authorities. Any additional tax arising as a result of examination by the tax authorities will be charged to income of the year when such tax is determined. At present, it is not possible to estimate the adjustments that the tax authorities may determine. However, in the opinion of the Management, it is not expected that any additional assessments will be determined in amounts considered significant to the consolidated financial statements.

16 OTHER INCOME AND EXPENSES

For the three years ended December 31, 2002, these captions comprise:

	2002	2001	2000
	US$000	US$000	US$000
Other income -
Real estate rental income	687	877	1,168
Income from the sale of assets seized	146	2,142	11,834
Income from the sale of fixed assets	424	271	3,276
Recoveries of other accounts receivable and other assets	5,213	5,307	5,777
Recoveries of provisions for legal lawsuits and insurance	4,337	-	-
Other	844	3,933	5,948
	11,651	12,530	28,003
Other expenses -
Commissions	10,449	10,537	5,748
Provision for contingencies (Note 9-e)	4,649	13,317	6,337
Provisions for other operational expenses	1,907	3,392	845
Provisions for other account receivables	5,033	5,862	3,666
Other fees for advisory services received	970	372	1,259
Other	4,743	1,139	3,262
	27,751	34,619	21,117

17 EARNINGS PER SHARE

The earnings per common share have been determined as follows:

	2002	2001	2000
Number of outstanding shares:
Common shares	94,382,317	94,382,317	94,382,317
Less: treasury shares	(14,634,925)	(14,920,825)	(14,261,000)
Total outstanding shares	79,747,392	79,461,492	80,121,317
Net income (in thousands of United States dollars)	42,383	54,513	17,696
Earnings per share (in United States dollars)	0.53	0.69	0.22

18 OFF-BALANCE SHEET ACCOUNTS

A breakdown of the off-balance sheet accounts is as follows:

	2002	2001
	US$000	US$000
Contingent accounts -

Contingent credits
Guarantees and performance bonds	816,844	680,335
Export letters of credit	21,503	6,631
Import letters of credit and other	118,583	28,679
	956,930	715,645
Other	275,306	225,233
Carried forward:	1,232,236	940,878
Brought forward:	1,232,236	940,878
Other off-balance sheet accounts -
Collateral accepted and guarantees received	7,542,219	5,545,177
Collections on behalf of third parties	1,244,579	1,831,906
Securities in custody	4,953,725	4,141,384
Loans written-off	1,543,907	1,018,055
Leasing transactions	1,752,781	604,846
Assigned value of goods in trusteeship	640,256	295,909
Tax value of assets	316,866	299,332
Other	2,257,921	1,237,253
	20,252,254	14,973,862
Total	21,484,490	15,914,740

The balance of the caption Collateral accepted and guarantees received represents collateral received recorded at the agreed value as of the date of the loan contract. This balance does not necessarily represent the fair market value of the collateral maintained by the Group. The) collateral accepted and guarantees received do not have a specific date of expiration, for what they are effective until the Bank lifts the corresponding obligation.

In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose the Group’s banking subsidiaries to credit risk in addition to the amounts recognized in the balance sheet.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. Exposure to credit losses under commitments to extend credit, export and import letters of credit and guarantees is represented by the contractual amount of these instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including the requirement to obtain collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

Since many of the off-balance sheet financial instruments are expected to expire without being called upon, the total commitment amounts do not necessarily represent future cash requirements.

Export and import letters of credit and guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Export and import letters of credit are primarily issued as credit enhancements for overseas commercial transaction. Risks associated with these credits are reduced by the participation of third parties.

Management does not anticipate that any material loss will arise from its existing commitments and contingencies.

Fiduciary activities -

The Group provides investment management to third parties which involve the Group in allocation, purchase and selling decisions of investments on behalf of these third parties. Those assets that are held in a fiduciary capacity are not included in the consolidated financial statements.

Assets managed on behalf of customers of the Group comprise buildings and future cash flows of collections. As of December 31, 2002, the assigned value of the financial assets under administration amounts to approximately US$640 million (US$295.9 million in 2001).

In addition, as of December 31, 2002 the net equity of the investment mutual funds managed by the subsidiaries of the Group amount to approximately US$904.8 million (US$696.4 million in 2001).

19 FINANCIAL INFORMATION BY INDUSTRY AND GEOGRAPHICAL AREA

The Group is organized on the base of two main lines of business: banking and insurance.

The banking business includes services related with loans and other credit facilities to corporate clients, consumer and mortgage credits, debit and credit cards, savings and deposits, overdrafts, custody services, among others.

The insurance business includes the issuance of policies of insurance to cover claims that clients can suffer, such as fires, vehicles, transport, personal accidents and life insurance, among others.

Other activities developed by the Group comprise intermediation activities in the Peruvian stock market, trusteeship and administration of funds.

The operations between the business segments are carried out under normal terms and conditions of business.

The following table presents the Group’s financial information by industry (primary segment) and geographical area (secondary segment) for the three years ended December 31, 2002:

a) Segments of business by industry- (amounts expressed in millions of U.S. dollars)

	External revenues	Revenues from other segments	Eli- mina- tions	Total revenues	Opera- ting in- come (*)	Total assets	Fixed assets	Deprecia- tion and amortization	Other provi- sions (**)

2002 -
Banking	697	38	(38)	697	343	7,658	257	33	115
Insurance	145	12	(12)	145	27	408	31	4	-
Brokerage and other	26	76	(76)	26	11	551	2	4	-
Consolidated total	868	126	(126)	868	381	8,617	290	41	115
2001 -
Banking	820	38	(38)	820	364	6,628	221	34	127
Insurance	151	11	(11)	151	15	395	33	4	-
Brokerage and other	52	77	(77)	52	12	559	5	5	-
Consolidated total	1,023	126	(126)	1,023	391	7,582	259	43	127
2000 -
Banking	908	49	(49)	908	334	6,136	229	36	193
Insurance	124	7	(7)	124	21	261	34	4	-
Brokerage and other	50	5	(5)	50	40	1,226	1	4	-
Consolidated total	1,082	61	(61)	1,082	395	7,623	264	44	193

b) Segment information by geographical area - (amounts expressed in million of U.S. dollars)

	2002			2001			2000
	Total reve- nues	Opera- ting in- come (*)	Total assets	Total reve- nues	Opera- ting in- come (*)	Total assets	Total reve- nues	Opera- ting in- come (*)	Total assets
Peru	714	332	6,796	773	304	5,325	797	284	4,580
Panama	2	2	72	2	2	23	2	2	80
Cayman Islands	43	8	706	87	13	1,018	120	42	1,686
Bolivia	57	29	475	80	43	656	79	37	713
Republic of El Salvador	-	-	-	19	7	-	22	5	189
Colombia	46	9	280	52	20	395	46	22	226
United States of America	6	1	288	10	2	165	16	3	149
Consolidated total	868	381	8,617	1,023	391	7,582	1,082	395	7,623

(*) Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.

(**) Other provisions correspond to provisions for asset seized and reserve for loan losses.

20 FINANCIAL INSTRUMENTS

By its nature the Group’s activities are principally related to the use of financial instruments including derivatives. The Group accepts deposits from customers at both fixed and floating rates and for various periods and seeks to earn above average interest margins by investing these funds in high quality assets. The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates while maintaining sufficient liquidity to meet all claims that might fall due.

The Group also seeks to raise its interest margins by obtaining above average margins, net of provisions, through lending to commercial and retail borrowers with a range of credit standings. Such exposures involve not just on-balance sheet loans and advances but the Group also enters into guarantees and other commitments such as letters of credit and performance bonds.

The Group also trades in financial instruments where it takes positions in traded and over the counter instruments including derivatives to take advantage of short-term market movements in the equity and bond markets and in currency and interest rates. Management places trading limits on the level of exposure that can be taken in relation to both overnight and intra-day market positions. Foreign exchange exposures associated with these derivatives are normally offset by entering into counterbalancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions.

Market risks -

The Group is exposed to market risks in the normal course of its operations. Management is aware of the existing conditions in each market where Credicorp has operations. Management, on the basis of its experience and expertise controls its liquidity risk, interest rate risk, currency risk and credit risk as follows:

Liquidity risk -

The Group manages its liquidity by matching of assets and liabilities as follows:

	Due within 1 year	One year to 5 years	Over 5 years	Past due loans and in judicial collection	Provision	Total

	US$000	US$000	US$000	US$000	US$000	US$000
As of December 31, 2002 -

Assets -
Cash and due from banks	2,182,390	-	-	-	-	2,182,390
Trading securities	414,298	121,554	69,252	-	-	605,104
Loans	3,005,084	934,179	472,264	406,136	(424,031)	4,393,632
Investments available-for-sale	169,312	246,832	219,140	-	-	635,284
	5,771,084	1,302,565	760,656	406,136	(424,031)	7,816,410

Liabilities -
Deposits and obligations	5,343,707	728,908	308,585	-	-	6,381,200
Debts to banks and correspondents	130,961	135,822	42,915	-	-	309,698
Bonds issued	223,523	101,846	158,186	-	-	483,555
	5,698,191	966,576	509,686	-	-	7,174,453
As of December 31, 2001 -

Assets -
Cash and due from banks	1,897,452	-	-	-	-	1,897,452
Trading securities	548,138	-	-	-	-	548,138
Loans	2,501,301	927,419	284,924	350,835	(344,433)	3,720,046
Investments available-for-sale	49,745	318,545	219,059	-	-	587,349
	4,996,636	1,245,964	503,983	350,835	(344,433)	6,752,985
Liabilities -
Deposits and obligations	4,486,174	875,621	181,563	-	-	5,543,358
Debts to banks and correspondents	128,371	100,280	112,801	-	-	341,452
Bonds issued	107,717	58,405	98,566	-	-	264,688
	4,722,262	1,034,306	392,930	-	-	6,149,498

Interest rate risk -

The Group is mainly engaged in providing short-term financing, especially to international customers. Resources for trading finance are mainly obtained from short-term liabilities, the interest of which are agreed at fixed and variable rates prevailing in the international markets.

Loans, customer deposits and other financing are subject to risks derived from interest rate fluctuations. The contract maturity characteristics and interest rates are disclosed in Notes 6, 10 and 11.

Currency risk -

Most assets and liabilities are maintained in U.S. dollars.

Credit risk -

Credit risk is mainly controlled through the evaluation and analysis of each transaction considering such aspects as credit concentration of economic groups, evaluation of economic sectors, portfolio foreseen losses, guarantees and requirements for working capital according to market risks.

Financial assets which show a potential credit risk are mainly cash and cash equivalents, interest bearing deposits in banks, trading securities, investments available-for-sale, loans and other assets. Cash and cash equivalents as well as time deposits are placed with prestigious financial institutions.

Fair value -

Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transactions, assuming the enterprise is a going concern.

IAS defines a financial instrument as any contract which gives rise to any financial asset of one enterprise and a financial liability or equity instrument of another enterprise, considering as such cash, any contractual right to receive cash or another financial asset or to exchange financial instruments or instruments or an equity instrument of another enterprise. In addition, financial instruments include both primary instruments, such as receivables, payables and equity securities and the derivative instruments, such as financial options.

When a financial instrument is traded in an active and liquid market, its quoted market price in an actual transaction provides the best evidence of its respective fair value. When a quoted market price is not available, or may not be indicative of the fair value of the instrument, to determine such fair value, the current market value of another instrument that is substantially similar, discounted cash flow analysis or other estimation techniques may be used, all of which are significantly affected by the assumptions used. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value.

A significant portion of the Group’ assets and liabilities are short-term financial instruments, with a remaining maturity of under one-year. These short-term financial instruments, with the exception of those for which an active market exists, are considered to have a fair value equivalent to their carrying value at the balance sheet date.

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

•	Cash and due from banks represent cash and short-term deposits that do not represent significant credit risks.

•

Trading securities and investments available-for-sale are generally quoted. Interest earning assets and liabilities with an original maturity of less than one year have been assumed to have a fair value not materially different from book value.

•

Market value of loans is similar to their book values, because such loans are mainly of a short-term nature and are shown net of their respective provision for loan losses, which are considered by Management as the estimated amount recoverable at the date of the financial statements.

•

Market value of deposits and obligations is similar to their book value, principally because of their current nature and that the interest rates are comparable with the interest rate of other similar liabilities.

•	Due to banks and correspondents generate interest contracted at variable interest rates and preferred rates. As a result, it is considered that their book value is similar to their market value.

•

As disclosed in Note 18, the Group has various commitments to extend credit, open documentary credits and outstanding guarantees and it has received guarantees in endorsement of the granted credits. Based on the level of fees currently charged from granting such commitments and open documentary credits, taking into account maturity and interest rates, together with the present creditworthiness of the counterparties, the difference between the book value and the fair value is not material. Because of the uncertainty involved in assessing the likelihood and timing of guarantees being drawn, coupled with the lack of an established market, it is not practical for the Group to determine the estimated fair value for outstanding guarantees.

Derivatives instruments -

Except for currency forwards and the “swaps” of interest rate, the Group does not enter into other agreements, generally described as derivative transactions.

Currency forwards contracts represent commitments to purchase or sell foreign and domestic currency on a specified term.

Currency forwards contracts, generally becomes a purchase or sell of currency spot at expiration date. In these contracts there are not cash flows at the beginning of the operation. The payments are made at the date of expiration, when surrendering and receiving local or foreign currency if it is buying or selling, respectively.

Risk arises from the possible inability of the counterparties to meet the terms of the contracts, to at specified price or profitability and other hand from fluctuations in exchange and interest rates. Most of contracts are collateralized by cash or trading securities in the same currency of the contracts for what the risk for fluctuations in exchange rates is not significant.

The contracts of swap of interest rate are agreements for which is agreed the exchange of future flows of interest in the same currency. Most of contracts of swap of interest rate exchange flow of fixed interest rates by variable interest rates. In these contracts, one of the parties pays to the other a flow at fixed interest rate and receives a flow at variable interest rate, usually taking like reference the rate Libor.

In these contracts a payment of cash neither exists at the beginning of the operation; the payment of cash takes place in each date of expiration, when surrendering and receiving the differences between the fixed rate and the variable rate of the operation. The risk arises from the possibility of the non-compliance of the contractual terms of one of the parties to at specified price or profitability and other hand from the fluctuations of the variable interest rates.

The Group maintains strict control on the limits and net derivative positions. For the foreign currency contracts and swaps of interest rates have been established maximum levels for the net maximum positions without hedge and a “stop loss” limit for the maximum levels of loss that the Group is willing to assume. At any one time the amount subject to credit risk is limited to the fair value in function to an established weighting of risk according to the term of the operation. This credit risk exposure is managed as part of the overall lending limits with customers.

The notional amounts of forward contracts and futures provide a basis for comparison with instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favorable or unfavorable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

As of December 31, 2002 and 2001, the notional amounts of the outstanding contracts is approximately US$530.6 million and US$292.8 million, respectively, which have maturities of less than year. And include forward contracts hedged for US$269.5 million and US$134.8 million, respectively. The fair value of the forward contracts assets and forward contracts liabilities as of December 31, 2002 amounted to US$8.2 million and US$0.2 million, respectively (US$8 million and US$0.4 million, respectively, in 2001) and, are included under the captions Other assets and Other liabilities, respectively. In addition, as of December 31, 2002 the notional amounts of the outstanding swap contracts amounted to US$11 million.

21 TRANSACTIONS WITH RELATED PARTIES AND AFFILIATED COMPANIES

Certain shareholders, directors and officers of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Law No. 26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, loans and other credits to employees of the Group are as follows:

	2002	2001
	US$000	US$000
Mortgage loans	16,114	18,804
Other loans	4,797	4,593
	20,911	23,397

As of December 31, loans and other contingent credits to related parties comprise:

	2002	2001
	US$000	US$000
Direct loans	73,195	98,464
Contingent loans	10,468	9,262
	83,663	107,726

As of December 31, 2002 direct and contingent credits to related companies comprise approximately 1.52% and 0.22%, respectively (2.4% and 0.22%, respectively, as of December 31, 2001), of the total portfolio of direct loans of the Group, which are ranked in the following risk categories:

	2002	2001
	%	%
Normal	34.8	55.1
Potential problems	46.3	27.9
Substandard	14.8	17.0
Doubtful	4.1	-
	100.0	100.0

All loans, insurance and services to related parties were made on terms no more favorable than would have been offered to the general public.

22 SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements are prepared in accordance with International Accounting Standards (IAS).

A description of the significant differences between IAS and generally accepted accounting principles of the United States of America (U.S. GAAP) follows:

a) Loan -

Reserve for possible loan losses -

The Group has determined the reserve for loan losses for IAS purposes as follows:

•	All loans made by the Group were classified in accordance with the rules of the SBS.

•

The reserve assigned to each loan category was analyzed and adjusted, if necessary, to reflect estimated losses for each category, taking into consideration the specific clients against which legal proceedings should be or have been initiated as well as those clients that appear to have financial difficulties. In addition, the reserve for loan losses is determined in accordance with the economic conditions in the different countries where loans are granted, loan loss experience, management’s evaluation of the loan portfolio, and other factors which, in management’s opinion, require current recognition of possible loan losses.

•

The reserve for loan losses is increased if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of loans.

Under U.S. GAAP, the reserve for possible loan losses should be recorded in adequate amounts but not excessive to cover losses in the loans portfolio at the respective balance sheet dates. In addition, Statement of Financial Accounting Standards (SFAS) No.114 “Accounting by creditors for impairment of a loan” requires that all creditors value all specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement, at either the present value of expected cash flows, market price or value of the collateral.

For the years ended December 31, 2002 and 2001, all specifically reviewed loans for which it is probable that the Group would be unable to collect all amounts due in accordance with their original terms (impaired loans) were analyzed, taking into consideration estimates such as the present value of their expected cash flows, the market price or the value of collateral, in order to record, if applicable, the related provisions. The Group considers impaired loans to be those direct and indirect loans classified as substandard, doubtful and losses, which amount approximately to US$845.4 million and US$783.5 million as of December 31, 2002 and 2001, respectively.

Based on the above considerations, management believes that there is no significant difference between the amount of the reserve for loan losses provided under IAS and the required reserve that would be provided under U.S. GAAP. Management believes that the reserve for loan losses was adequate at December 31, 2002 and 2001 to cover any known losses and any losses that have not been specifically identified in the loan portfolio.

Additionally, in accordance with the regulations of SBS, generic provisions are recorded as appropriations from retained earnings to a special reserve within shareholders’ equity.

Interest on past due loans -

In accordance with the Group’s accounting policies, interest on past due loans and loans in judicial collection are recognized at their estimated recoverable value which is calculated using the interest rate that was used to discount the future cash flows for the purpose of measuring the recoverable amount of the principal. As of December 31, 2002 and 2001, the interest income and its respective allowance that had been recorded for these credits amount approximately to US$28.3 million and US$22.7 million, respectively. Under US GAAP interest on past due loans should be recorded when collected.

b) Investments in debt and equity securities -

Since 2001, the Group adopted IAS 39 “Financial Instruments: Recognition and Measurement”; consequently, at the beginning of 2001 the Group recorded the cumulative effect of the adoption of IAS 39 for investments that were considered as available-for-sale and trading investments in retained earnings and income for the year, respectively. The accounting treatment established by IAS is similar to that required by SFAS 115.

•	Trading securities are valued at their market value and the unrealized gains and losses are recorded in the income for the year in a similar way to U.S. GAAP.

•

Investments available-for-sale are carried at their market value, with unrealized gains and losses being recorded in shareholders’ equity; while in accordance with SFAS 115 the unrealized gains and losses should be recorded in Other comprehensive income.

The reconciling items included in paragraph f) for the years 2002 and 2001 and in paragraph d) for the year 2001 correspond to i) the reclassification of the unrealized gains and losses corresponding to investments that are available-for-sale from retained earnings to Other comprehensive income and ii) the adjustment to market value of the trading securities recorded in 2000 for U.S. GAAP purposes and recognized in 2001 for IAS purposes.

c) Amortization of goodwill -

IAS 22 establishes that the goodwill should be amortized, consistently, in the term of its useful life, i.e. in the period during which future economic benefits are expected to flow to the company, which should not exceed twenty years. The amortization period and the amortization method should be reviewed at least at the end of each financial year.

SFAS 142, “Goodwill and other intangibles” establishes that the goodwill should be assigned to a reporting unit, which is defined as an operating unit or a component of an operating unit. Also, the goodwill is not subject to amortization and should be tested for impairment at least annually. In this respect, the Group made the analysis and evaluation of the impairment of goodwill as of January 1 and December 31, 2002, no any impairment loss being required for this concept.

d) Summary of significant adjustments to net income -

The significant adjustments that would be required to determine the net income of the Group under U.S. GAAP instead of under IAS are summarized below:

	For the year ended December 31,
	2002	2001	2000
	US$000	US$000	US$000
Net income in accordance with IAS	42,383	54,513	17,696
Additions (deductions):
Reversal of amortization of goodwill	3,033	-	-
Valuation of trading securities at their market value	-	1,257	(2,356)
Deferred income tax	-	120	302
Minority interest	-	(39)	194
Net income in accordance with U.S. GAAP	45,416	55,851	15,836
Net income per share in accordance with U.S. GAAP
based on weighted average number of shares issued and
in circulation	0.57	0.70	0.20
Weighted average number of outstanding shares
issued and in circulation, excluding treasury stock
(in thousands of shares)	79,747	79,461	80,121

e) Summary of significant adjustments to shareholders’ equity -

A summary of the significant adjustments that would be required to determine the shareholders’ equity of the Group under U.S. GAAP instead of under IAS are as follows:

	As of December 31,
	2002	2001	2000
	US$000	US$000	US$000

Shareholders’ equity in accordance with IAS	823,800	796,773	782,730
Additions (deductions):
Reversal of amortization of goodwill	3,033	-	-
Valuation of trading securities at market value	-	-	(291)
Valuation of investments available-for-sale	-	-	6,923
Deferred income tax	-	-	(1,331)
Minority interest	-	-	(2,178)
Shareholders’ equity in accordance with U.S. GAAP	826,833	796,773	785,853

The changes in shareholders’ equity of the Group under U.S. GAAP are summarized below:

	For the year ended December 31,
	2002	2001	2000
	US$000	US$000	US$000

Balances as of January 1	796,773	785,853	777,414
Cash dividends	(15,987)	(23,908)	(8,100)
Decrease (increase) in treasury stock	2,908	(9,344)	(6,567)
Other comprehensive (loss) income	(2,277)	(11,679)	7,270)
Net income for the year	45,416	55,851	15,836
Balances as of December 31	826,833	796,773	785,853

f) Comprehensive income -

	For the year ended December 31,
	2002	2001	2000
	US$000	US$000	US$000

Net income in accordance with U.S.GAAP	45,416	55,851	15,836
Unrealized (losses) gains on investments available-for-sale
Unrealized (losses) gains arising during
the period, net of minority interest	(14,444)	(3,096)	8,568
Reclassification of realized losses (gains) to net income	12,167	(8,583)	(1,298)
Other comprehensive (loss) income	(2,277)	(11,679)	7,270
Comprehensive income	43,139	44,172	23,106

Cumulative other comprehensive (loss) income is as follows:

	For the year ended December 31,
	2002	2001	2000
	US$000	US$000	US$000

Beginning balance	(7,218)	4,461	(2,809)
Current period changes	(2,277)	(11,679)	7,270
Ending balance	(9,495)	(7,218)	4,461

g) Business combinations – (Unaudited)

The unaudited proforma combined historical results, as if Banco Santander Central Hispano Peru – BSCH Peru had been acquired at the beginning of 2002 and 2001, respectively, are estimated to be:

	2002	2001
	US$000	US$000

Net interest income	413,163	450,455
Net interest income after provision for loan losses	305,628	311,566
Net income	46,843	55,352
Earnings per share (in United States dollar)	0.59	0.70

This proforma information is presented for comparative purposes only and does not purport to be indicative of the results that would have resulted had the acquisition occurred at the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

h) New accounting standards -

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Although the Group is evaluating the effects of this Statement on its financial position and results of operations, management does not believe that the adoption of this Statement will have a material impact on the results of its operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The Group is evaluating the effect of this statement on its financial position and results of operations, however, it does not expect the adoption will have a material impact on the Group’s results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The Group is evaluating the impact of the new interpretation, however, the adoption of FIN 45 is not expected to have a material impact on the Group’s results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock- Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123" (FAS 148). This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Group is evaluating the effect of this statement on its financial position and results operations, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. The Group is presently evaluating the impact of the new interpretation, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

EXHIBIT INDEX

1.1	Bye-Laws of Credicorp Ltd., as amended February 28, 2002

1.2	Memorandum of Association of Credicorp Ltd.

8	List of Subsidiaries

99	Certifications Pursuant to Section 906 of the United States Sarbanes-Oxley Act of 2002

Exhibit 1.1

B Y E L A W S

of

CREDICORP LTD.

BYE – LAWS
OF
CREDICORP LTD.

ARTICLE I
Title, Duration and Domicile

1.1 CREDICORP LTD. (the "Company") is a limited liability company organized under the laws of Bermuda.

1.2 The life of the Company is indefinite, and, subject to the provisions of the Companies Act 1981 of Bermuda (the "Act"), as amended from time to time, may be wound up.

1.3 The Company's registered office shall be in Bermuda and it may establish branches, agencies and offices of representation anywhere outside Bermuda.

ARTICLE II
Share Capital and Shares

2.1 The capital of the Company shall be divided into Common Shares, with a par value of US$5.00 per share.

2.2 Subject to any resolution of the Members to the contrary and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the share capital of the Company shall be divided into shares of a single class the holders of which shall, subject to the provisions of these Bye-laws:-

(a) be entitled to one vote per share;

(b) be entitled to such dividends as the Board may from time to time declare;

(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d) generally be entitled to enjoy all of the rights attaching to shares.

2.3.1 The Company may from time to time by resolution of the Members passed by a majority of the votes cast in accordance with the provisions of these Bye-laws change the currency denomination of, increase, alter or reduce its share capital in accordance with the provisions of sections 45 and 46 of the Act. Where, on any alteration of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit .

2.3.2 The Company may from time to time purchase its own shares in accordance with the provisions of Section 42A of the Act.

2.4 The Company may from time to time do any one or more of the following things:

(a) accept from any Member the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up; and

(b) pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

2.5 If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward to such Member a notice in the form, or as near thereto as circumstances admit, of Form "B" in the Schedule hereto.

2.6 An instrument of transfer shall be in such common form as the Board may accept. Such instrument of transfer shall be signed by or on behalf of the transferor and transferee provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

2.7 The Board may at any time and from time to time, pass a resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purpose of this Bye-law and subject to section 40(2A) of the Act, a share premium account and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid. In carrying sums to reserve and in applying the same the Board shall comply with the provisions of the Act.

ARTICLE III
General Meetings

3.1 An annual general meeting will be held each year to consider and adopt resolutions, to receive the report of the auditors and the financial statements for the year ended December 31, to elect directors, to consider fees payable to directors and to appoint auditors and to consider other matters properly brought before the meeting.

3.2 Special general meetings will be held to consider matters not considered at the annual general meeting.

3.3.1 Annual and special general meetings may take place in Bermuda or in any other location outside Bermuda as determined by the Chairman or, if there is no Chairman, by the Deputy Chairman. Notices of any general meetings shall designate the location and address where the meetings shall take place.

3.3.2 Notwithstanding any other provision of these Bye-laws, the Directors may fix any date as the record date for:

a) determining the Members entitled to receive any dividend, distribution, allotment or issue and such record date may be on, or at any time not be more than 30 days before, any date on which such dividend, distribution, allotment or issue is declared, paid or made; and

b) determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

3.4.1 A Member entitled to attend a general meeting may appoint another person as his proxy to attend such meeting and vote his shares. A proxy need not be a Member of the Company.

3.4.2. The instrument appointing a proxy shall be in writing signed by the Member appointing such proxy, or by his attorney duly authorized in writing or, if the Member making such appointment is a corporation, either under its seal or signed by an officer, attorney or other person authorized to sign for the corporation. Facsimile communications will be accepted.

3.5 At any general meeting of the Company two persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company throughout the meeting shall form a quorum for the transaction of business. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Board may determine, at which meeting the persons attending representing in person or by proxy voting shares in the Company shall form a quorum for the transaction of business.

3.6 Subject to the provisions of the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of these Bye-laws and in the case of an equality of votes the resolution shall fail.

3.7 Unless otherwise agreed by a majority of those attending and entitled to attend and vote thereat, the Chairman, if there be one, shall act as chairman at all meetings of the Members at which such person is present. In his absence the Deputy Chairman, if present, shall act as chairman and in the absence of both of them a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

3.8 At least fourteen days' notice of an annual general meeting shall be given to each Member stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

3.9 At least ten days' notice of a special general meeting shall be given to each Member stating the date, time, place and the general nature of the business to be considered at the meeting.

ARTICLE IV
Board of Directors

4.1 The business of the Company shall be managed and conducted by the Board. The meetings of the Board and of any committee appointed by the Board shall be held in Bermuda or such other place as the Chairman, or if there is no Chairman, the Deputy Chairman, may from time to time determine.

4.2.1 In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by statute or by these Bye laws, required to be exercised by the Company in general meeting subject, nevertheless, to these Bye laws, the provisions of any statute and to such regulations as may be prescribed by the Company in general meeting.

4.2.2 No regulation or alteration to these Bye laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

4.2.3 The Board may procure that the Company pays all expenses incurred in promoting and incorporating the Company.

4.3 The Board may from time to time appoint one or more Directors to the office of managing director or chief executive officer of the Company who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company.

4.4 The Board may appoint a person to act as manager of the Company's day to day business who, in the absence of the managing director or chief executive officer as provided in Bye-law 4.3, will act as the chief executive officer, and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business.

4.5 The Board may from time to time and at any time authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

4.6 The Board may from time to time and at any time by power of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub delegate all or any of the powers, authorities and discretions so vested in the attorney. Such attorney may, if so authorised under the seal of the Company, execute any deed or instrument under such attorney's personal seal with the same effect as the affixation of the seal of the Company.

4.7 The Board may delegate any of its powers to a committee appointed by the Board and every such committee shall conform to such directions as the Board shall impose on them.

4.8 The Board may appoint, suspend or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties.

4.9 The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.

4.10.1 The Board may exercise all the powers of the Company to purchase all or any part of its own shares pursuant to Section 42A of the Act.

4.10.2 The Board may exercise all the powers of the Company to discontinue the Company to a named country or jurisdiction outside Bermuda pursuant to Section 132G of the Act.

4.11 The Directors shall consist of six members divided into three classes, designated Class I, Class II and Class III. Each class shall consist of two Directors. At the date this number of the Bye-laws become effective, the Class I Directors shall have a term ending 2005, the Class II Directors shall have a term ending in 2006, and the Class III Director shall have a term ending in 2007. At each succeeding annual general meeting beginning in 2005, successors to the class of Directors whose term expires at that annual general meeting shall be elected for a three-year term. Reelection is permission. Any casual vacancy arising on the Board shall be filled by a resolution of the remaining Directors. A Director shall hold office until the annual general meeting for the year in which his term expires or until his successor shall be elected.

4.12 All acts done bona fide by any meeting of the Board or by a committee of the Board or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

4.13 The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye laws as the quorum necessary for the transaction of business at meetings of the Board, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting of the Company or (ii) preserving the assets of the Company.

4.14 The office of Director shall be vacated if the Director:

(a) is removed from office pursuant to these Bye laws or is prohibited from being a Director by law;

(b) is or becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) is or becomes of unsound mind or dies;

(d) resigns his or her office by notice in writing to the Company.

4.15 The Chairman of the Company or a majority of the Directors may, at any time summon a meeting of the Board.

4.16.1 The quorum necessary for the transaction of business at a meeting of the Board shall be two Directors. Notwithstanding the preceding sentence, upon listing of the shares of the Company on the New York Stock Exchange, the quorum necessary for the transaction of business at a meeting of the Board shall be a majority of the Directors of the Company.

4.16.2 Unless otherwise agreed by a majority of those attending and entitled to attend and vote thereat, the Chairman shall act as chairman at all meetings of the Board at which such person is present. In his absence the Deputy Chairman, if present, shall act as chairman and in the absence of both of them a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

4.17 A resolution in writing signed by all the Directors which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective on the date on which the last Director signs the resolution.

4.18.1 Any Director, or any Director's firm, partner or any company with whom any Director is associated, may act in a professional capacity for the Company and such Director or such Director's firm, partner or such company shall be entitled to remuneration for professional services as if such Director were not a Director, provided that nothing herein contained shall authorise a Director or Director's firm, partner or such company to act as Auditor of the Company.

4.18.2 A Director may not vote in respect of any contract or proposed contract or arrangement in which such Director is interested or with which such Director has a conflict of interest.

4.19 The remuneration, (if any) of the Directors shall be determined by the Company in general meeting and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from meetings of the Board, any committee appointed by the Board, general meetings of the Company, or in connection with the business of the Company or their duties as Directors generally.

4.20 The Officers of the Company shall consist of a Chairman, a Deputy Chairman, a Secretary and such additional Officers as the Board may from time to time determine all of whom shall be deemed to be Officers for the purposes of these Bye laws.

4.21 The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

4.22 The Board shall cause minutes to be duly entered in books provided for the purpose:

(a) of all elections and appointments of Officers;

(b) of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and

(c) of all resolutions and proceedings of general meetings of the Members, meetings of the Board, meetings of managers and meetings of committees appointed by the Board.

4.23 Notwithstanding the provisions of numbers 3.5 and 3.6 to amend numbers 4.11 and this number 4.23, it shall be necessary the affirmative votes of at least two thirds of the total issued voting shares of the Company

ARTICLE V
Accounts and Financial Statements

5.1 The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b) all sales and purchases of goods by the Company; and

(c) the assets and liabilities of the Company.

Such records of account shall be kept at the registered office of the Company or, subject to Section 83 (2) of the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

5.2 Subject to any rights to waive laying of accounts pursuant to Section 88 of the Act, financial statements as required by the Act shall be laid before the Members in general meeting.

5.3 Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to Section 88 of the Act, the accounts of the Company shall be audited at least once in every year.

5.4 The Board may, subject to these Bye-laws and in accordance with Section 54 of the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets.

5.5.1. The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company.

5.5.2. The Board may from time to time before declaring a dividend set aside, out of the surplus or profits of the Company, such sum as it thinks proper as a reserve fund to be used to meet contingencies or for equalising dividends or for any other special purpose.

5.6 Unclaimed dividends shall not earn interest. Dividends unclaimed three years after they were declared shall revert to the Company, and no Member shall have any rights to such dividends.

ARTICLE VI
General Provisions

6.1 The Directors, Secretary and other Officers for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any wilful negligence, wilful default, fraud or dishonesty which may attach to any of said persons.

6.2 Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company, PROVIDED THAT such waiver shall not extend to any matter in respect of any wilful negligence, wilful default, fraud or dishonesty which may attach to such Director or Officer.

6.3 In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member's interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the provisions of Section 52 of the Act, for the purpose of this Bye law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may in its absolute discretion decide as being properly authorised to deal with the shares of a deceased Member.

6.4 Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer. On the presentation thereof to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member but the Board shall, in either case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member's death or bankruptcy, as the case may be.

6.5 Any resolution of the Members to voluntarily wind-up and terminate the Company shall require a resolution passed by a majority of the votes cast in accordance with the provisions of these Bye-laws.

6.6 No Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board and by a resolution of the Members passed by a majority of the votes cast in accordance with the provisions of these Bye-laws.

6.7. Any dispute arising out of or in connection with these Bye-laws, including any question regarding their existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of the London Court of International Arbitration, which rules are deemed to be incorporated by reference into this Bye-law. The place of arbitration shall be Bermuda. The language of arbitration shall be English. The governing law of these Bye-laws shall be the substantive law of Bermuda. The tribunal shall consist of three arbitrators.

Exhibit 1.2

BERMUDA
THE COMPANIES ACT 1981
MEMORANDUM OF ASSOCIATION OF
COMPANY LIMITED BY SHARES
(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION
OF

Credicorp Ltd.
(hereinafter referred to as “the Company”)

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN	NATIONALITY	NUMBER OF
		STATUS		SHARES
		(Yes/No)		SUBSCRIBED
Anthony D. Whaley	Clarendon House	Yes	British	One
2 Church Street
Hamilton, Bermuda
Donald H. Malcolm.	“	No	British	One
John C.R. Collins.	“	Yes	British	One

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an exempted Company as defined by the Companies Act 1981.

4. The Company has power to hold land situated in Bermuda not exceeding in all, including the following parcels-

N/A

5. The authorised shared capital of the Company is US$500,000.001 divided into shares of US$5.002 each. The minimum subscribed share capital of the Company is US$12,000.00.

_________________________________
1 As modified pursuant to a Shareholders’ Meeting on March 29, 1996 and evidenced by the Certificate of Deposit of Memorandum of Increase of Capital, dated as of August 29, 1996.
2 As modified pursuant to a Shareholders’ Meeting on March 29, 1996.

6. The objects for which the Company is formed and incorporated are –

(i)	to act and to perform all the functions of holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner: controlled directly or indirectly by the Company;
(ii)	to act and to perform all the functions of holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner: controlled directly or indirectly by the Company;
(iii)	as set out in paragraphs (b) to (n) and (p) to (u) inclusive of the Second Schedule to the Companies Act 1981.

7. The powers of the Company include:-

(i)	Pursuant to Section 42 of the Companies Act 1981, the power to issue preference shares which are, at the option of the holder, liable to be redeemed.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof –

........................	........................
/s/ ANTHONY D. WALEY ........................	/s/ LUANNE JOELL ........................
/s/ DONALD H. MALCOLM ........................	/s/ LUANNE JOELL .........................
/s/ JOHN C.R. COLLINS ........................	/s/ LUANNE JOELL .........................
(Subscribers)	(Witnesses)

SUBSCRIBED this 14th th day of July, 1995.

The Companies Act 1981

First Schedule

A company limited by shares may exercise all or any of the following powers subject to any provision of the law or its memorandum:

1 [Deleted]

2 to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorised to carry on;

3 to apply for register, purchase, lease, acquire, hold, use, control, licence, sell, assign, or dispose of patents, patent rights, copyrights, trade makers, formulae, licences, inventions, processes, distinctive makers and similar rights;

4 to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

5 to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

6 subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of those shares are held by the company;

7 to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporation or other public body may be empowered to grant, and to pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto;

8 to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependants or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational and religious objects or for any exhibition or for any public general or useful objects;

9 to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

10 to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

11 to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

12 to take land in Bermuda by way of lease or letting agreement for a term not exceeding twenty-one years, being land “bona fide” required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or letting agreement for a similar period in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

13 except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to the provisions of this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such mortgage as the company shall from time to time determine;

14 to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the company and contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out of control thereof;

15 to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfillment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

16 to borrow or raise or secure the payment of money in such manner as the company may think fit;

17 to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

18 when properly authorised to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

19 to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

20 to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

21 to cause the company to be registered and recognised in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process of suit;

22 to allot and issue fully-paid shares of the company in payment or part payment of any property purchase or otherwise acquired by the company or for any past services performed for the company;

23 to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the purpose of enabling the company to be dissolved or the distribution, part from this paragraph, would be otherwise lawful;

24 to establish agencies and branches;

25 to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or for any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

26 to pay all costs and expenses of or incidental to the incorporation and organisation of the company;

27 to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

28 to do any of the things authorised by this subsection and all things authorised by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

29 to do all such other things as are incidental or conductive to the attainment of the objects and the exercise of the power of the company.

Every company may exercise its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

The Companies Act 1981

Second Schedule

A company may by reference include in its memorandum any of the following objects that is to say the business of:

(a) [deleted]

(b) packaging of goods of all kinds;

(c) buying, selling and dealing in goods of all kinds;

(d) designing and manufacturing of goods of all kinds;

(e) mining and quarrying and exploration for metals, minerals, fossil fuels and precious stones of all kinds and their preparation for sale for use;

(f) exploring for, the drilling for, the moving, transporting and re-fining petroleum and hydro carbon products including oil and oil products;

(g) scientific research including the improvement, discovery and development of processes, inventions, patents and designs and the construction, maintenance and operations of laboratories and research centres;

(h) land, sea and air undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;

(i) ships and aircraft owners, managers, operators, agents, builders and repairers;

(j) acquiring, owning, selling, chartering, repairing or dealing in ships and aircraft;

(k) travel agents, freight contractors and forwarding agents;

(l) dock owners, wharfingers, warehousemen;

(m) ship chandlers and dealing in rope, canvas oil and ship stores of all kinds;

(n) all forms of engineering;

(o) [deleted]

(p) farmers, livestock breeders and keepers, graziers, butchers, tanners and processors of and dealers in all kinds of live and deal stock, wool, hides, tallow, grain, vegetables and other produce;

(q) acquiring by purchase or otherwise and holding as an investment invention, patents, trade marks, trade names, trade secrets, designs and the like;

(r) buying, selling hiring, letting and dealing in conveyances of any sort; and

(s) employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, engineers and experts or specialists of any kind.

(t) to acquire by purchase or otherwise hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wheresoever situated.

(u) to enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.

Exhibit 8

List of Subsidiaries

Name	Jurisdiction of Incorporation
Banco de Crédito del Perú	Perú
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros	Perú
Atlantic Security Holding Corporation	Cayman Islands

Exhibit 99

Credicorp Ltd.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Executive Chairman of Credicorp Ltd. (the “Company”).

2. To my knowledge:

(A) The Company’s Annual Report on Form 20-F for the year ended 2002 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2003

/s/ DIONISIO ROMERO
Name: Dionisio Romero
Title: Chief Executive Officer

Credicorp Ltd.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Financial and Accounting Officer of Credicorp Ltd. (the “Company”).

2. To my knowledge:

(A) The Company’s Annual Report on Form 20-F for the year ended 2002 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2003

By: /s/ BENEDICTO CIGÜEÑAS
Name: Benedicto Cigüeñas
Title: Chief Financial and Accounting Officer