Form 20-F
period 2003-12-31
CREDICORP LTD
filed 2004-06-28
CIK 1001290

As filed with the Securities and Exchange Commision on June 28, 2004.

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_____ to _____

Commission file number: 1-14014

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of incorporation or organization)

Calle Centenario 156
La Molina
Lima 12, Perú
(Adress of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $5.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
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
Item 17 Item 18

PRESENTATION OF FINANCIAL INFORMATION

     Unless otherwise specified or the context otherwise requires, references in this Form 20-F (the “Annual Report”) to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States dollars and references to “S/.,” “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles. Each Nuevo Sol is divided into 100 céntimos (cents).

     Credicorp Ltd., a Bermuda limited liability company (“Credicorp” as a separate entity or together with its consolidated subsidiaries, as the context may require), maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with International Financial Reporting Standards (“IFRS”). IFRS vary in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). For a discussion of significant differences between IFRS and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity to U.S. GAAP for Credicorp, see Note 24 to Credicorp’s consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 (the “Credicorp Consolidated Financial Statements”) included elsewhere herein.

     Credicorp operates primarily through its four principal subsidiaries, Banco de Crédito del Perú(together with its consolidated subsidiaries, “BCP”), Atlantic Security Holding Corporation (together with its consolidated subsidiaries, “ASHC”), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (together with its consolidated subsidiaries, “PPS”), and Banco Tequendama. BCP’s activities include commercial banking, investment banking activities, and retail banking. As of and for the year ended December 31, 2003, BCP accounted for 85.3% of Credicorp’s total revenues, 79.3% of total assets, 113.2% of net income and 67.9% of shareholders’ equity. Unless otherwise specified, the individual financial information for BCP, ASHC and PPS included herein has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.”

     In addition to the Nuevo Sol amounts translated into U.S. Dollars for the purpose of preparing the Credicorp Consolidated Financial Statements (see Note 22 to the Credicorp Consolidated Financial Statements and “Item 3. Key Information—(A) Selected Financial Data”), this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars at specified rates solely for the convenience of the reader. None of these translations should be construed as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated (see Note 22 to the Credicorp Consolidated Financial Statements and “Item 3. Key Information—(A) Selected Financial Data”), such U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.463 = US$1.00, the December 31, 2003 exchange rate set by the Peruvian Superintendencia de Banca y Seguros (the Superintendency of Banks and Insurance, or “SBS”). The average of the bid and offered free market exchange rates published by SBS for June 10, 2004 was S/.3.479 per US$1.00. The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then prevailing exchange rate may result in presentation of U.S. Dollar amounts that differ from the U.S. Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. The translation procedure may also differ from the amounts included in the Credicorp Consolidated Financial Statements (see Note 3(c) to the Credicorp Consolidated Financial Statements). See “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects”and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

  general economic conditions, including in particular economic conditions in Perú;

  performance of financial markets, including emerging markets;

  the frequency and severity of insured loss events;

  interest rate levels;

  currency exchange rates, including the Nuevo Sol/U.S. Dollar exchange rate;

  increasing levels of competition in Perú and other emerging markets;

  changes in laws and regulations;

  changes in the policies of central banks and/or foreign governments; and

  general competitive factors, in each case on a global, regional and/or national basis.

     See “Item 3. Key Information—(D) Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.”

     Credicorp is not under any obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

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

     The summary consolidated financial data as of, and for the years ended, December 31, 1999, 2000, 2001 and 2002 are derived from the Credicorp Consolidated Financial Statements audited by Dongo-Soria Gaveglio y Asociados, a member firm of PricewaterhouseCoopers, independent auditors. The summary consolidated financial data as of, and for the year ended, December 31, 2003 is derived from the Credicorp Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young, independent accountants.

     The report of Dongo-Soria Gaveglio y Asociados, a member firm of PricewaterhouseCoopers, independent auditors, as of December 31, 2002 and for the years ended December 31, 2001 and 2002, appears elsewhere in this Annual Report. The report of Medina, Zaldívar, Paredes & Asociados on the Credicorp Consolidated Financial Statements as of December 31, 2003 and for the year ended December 31, 2003, appears elsewhere in this Annual Report.

     The summary consolidated financial information presented below and the Credicorp Consolidated Financial Statements are prepared and presented in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 24 to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IFRS and U.S. GAAP, as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity.

SELECTED FINANCIAL DATA

	Year ended December 31,

	1999	2000	2001	2002	2003

	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$828,511	US$763,535	US$694,772	US$531,874	US$548,285
Interest expense	(462,739)	(389,748)	(318,542)	(178,070)	(162,314)

Net interest income	365,772	373,787	376,230	353,804	385,971
Provision for loan losses (1)	(181,220)	(170,102)	(119,422)	(99,596)	(66,421)
Net interest income after provision for loan losses	184,552	203,685	256,808	254,208	319,550
Fees and commissions from banking services	146,084	144,001	155,030	177,305	189,472
Net gains (loss) from sales of securities	56,110	8,954	31,737	(1,097)	1,969
Net gains on foreign exchange transactions	27,956	23,625	17,549	22,582	23,681
Net premiums earned	113,108	113,395	112,204	125,218	125,115
Other income	18,585	28,003	12,530	11,651	23,227
Claims on insurance activities	(89,366)	(92,261)	(97,017)	(97,901)	(99,774)
Operating expenses	(407,011)	(391,529)	(390,779)	(404,186)	(430,373)
Merger costs	0	0	0	0	(18,587)

Income before translation result, income tax, and minority interest	50,018	37,873	98,062	87,780	134,280
Translation result	7,129	(8,500)	(2,575)	(2,482)	(3,675)
Income tax	(8,751)	(6,124)	(25,135)	(32,628)	(39,695)
Minority interest	(4,894)	(5,553)	(15,839)	(10,287)	(10,303)

Net income	43,502	17,696	54,513	42,383	80,607
Net income per Common Share (2)	0.54	0.22	0.69	0.53	1.01
Pro-forma diluted net income per Common Share (3)	0.45	0.18	0.56	0.44	0.83
Dividends paid per Common Share	0.20	0.10	0.10	0.40	0.30
U.S. GAAP:
Net income	45,943	15,836	55,851	45,416	84,830
Net income per Common Share (2)	0.57	0.20	0.70	0.57	1.06
BALANCE SHEET DATA:
IFRS:
Total assets	7,613,547	7,623,470	7,581,841	8,629,631	8,294,394
Total loans (4) (11)	4,737,689	4,454,085	4,064,479	4,817,663	4,481,496
Reserves for loan losses (1)	(307,343)	(341,487)	(344,433)	(424,031)	(326,677)
Total deposits	5,426,690	5,506,439	5,543,358	6,381,200	5,986,230
Shareholders’ equity	779,701	782,730	796,773	823,800	910,730
U.S. GAAP:
Shareholders’ equity	777,414	785,853	796,773	826,833	917,986
SELECTED RATIOS:
IFRS:
Net interest margin (5)	5.24%	5.45%	5.28%	5.07%	5.15%
Return on average total assets (6)	0.56	0.23	0.72	0.52	0.95
Return on average shareholders’ equity (7)	5.68	2.27	6.90	5.23	9.29
Operating expenses as a percentage of net interest and non-interest income (8)	56.19	56.60	55.41	58.62	57.43
Operating expenses as a percentage of average assets	5.28	5.14	5.14	4.99	5.09
Shareholders’ equity as a percentage of period end total assets	10.24	10.27	10.51	9.56	10.98
Regulatory capital as a percentage of risk-weighted assets (9)	11.35	11.84	11.77	11.52	13.26
Total past due loan amounts as a percentage of total loans (10)	7.59	8.44	8.63	8.43	5.72
Reserves for loan losses as a percentage of total loans	6.49	7.67	8.47	8.80	7.29
Reserves for loan losses as a percentage of total loans and other contingent credits (11)	5.48	6.40	6.62	6.57	5.38
Reserves for loan losses as a percentage of total past due loans (12)	85.42	90.80	98.18	104.41	127.50
Reserves for loan losses as a percentage of substandard loans (13)	38.84	39.25	45.38	51.81	50.26
____________________

(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and other credits.
(2)

Credicorp has 100 million authorized common shares (“Common Shares”). As of December 31, 2003, Credicorp had issued 94.4 million Common Shares, of which 14.6 million are held by BCP, ASHC and PPS. Per Common Share data presented assumes net outstanding shares (Common Shares net of shares held by BCP, ASHC and PPS) of 81.0 million in 1999, 80.1 million in 2000, 79.5 million in 2001, and 79.7 million in 2002 and 2003. See Note 20 to the Credicorp Consolidated Financial Statements.

(3)

Pro forma diluted per Common Share data presented assumes 96.7 million Common Shares outstanding on all periods (see the preceding footnote (2)), which includes 2.4 million Common Shares corresponding to the stock option plan. See Note 16 to the Credicorp Consolidated Financial Statements.

(4)

Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, Credicorp had contingent loans of US$873.7 million, US$761.6 million, US$940.9 million, US$1,425.6 million and US$1,586.9 million, as of December 31, 1999, 2000, 2001, 2002 and 2003, respectively. See Note 17 to the Credicorp Consolidated Financial Statements.

(5)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a quarterly basis.
(6)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(7)	Net income as a percentage of average shareholders’ equity, computed as the average of period-beginning and period-ending balances.
(8)	Operating expenses as a percentage of the sum of net interest income and noninterest income.
(9)

Regulatory capital calculated in accordance with SBS requirements. Atlantic Security Bank, a subsidiary of ASHC, determines risk-weighted assets in accordance with risk-based guidelines adopted by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (the “Basel Accord”) as adopted in the Cayman Islands. See “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Regulatory Capital and Capital Adequacy Ratios.”

(10)

BCP considers loans past due after 15 days, except for installment loans, which include mortgage loans but excludes consumer loans, which are considered past due after 90 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”

(11)	Other contingent credits primarily consist of guarantees, letters of credit and responsibilities under credit line agreements. See Note 17 to the Credicorp Consolidated Financial Statements.
(12)

Reserves for loan losses as a percentage of all past due loans, with no reduction for collateral securing such loans. Reserves for loan losses includes reserves with respect to total loans and other credits, and do not include reserves for not specifically identified loans which are part of the reserve equity account.

(13)

Reserves for loan losses as a percentage of loans classified in categories C, D or E. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of Loan Portfolio.”

     Exchange Rates

     The following table sets forth the high and low month-end rates and the average and the end-of-period rates for the sale of Nuevos Soles for Dollars for the periods indicated.

Year ended December 31,	High(1)	Low(1)	Average(2)	Period-end(3)
	(Nominal Nuevos Soles per U.S. Dollar)
1999	3.510	3.330	3.403	3.510
2000	3.531	3.453	3.495	3.527
2001	3.623	3.435	3.508	3.446
2002	3.644	3.435	3.460	3.520
2003	3.496	3.463	3.477	3.464
2004 (through June 10)	3.500	3.461	3.481	3.479
____________________
Source: SBS
(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End of period exchange rates based on the offered rate.

     The following table sets forth the high and low rates for the sale of Nuevos Soles for Dollars for the indicated months.

	High(1)	Low(1)

(Nominal Nuevos Soles per U.S. Dollar)
2003
December	3.480	3.468
2004
January	3.500	3.452
February	3.500	3.465
March	3.480	3.450
April	3.490	3.455
May	3.500	3.480
June (through June 10)	3.490	3.482
____________________
Source: Economatica
(1)	Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

     The average of the bid and offered free market exchange rates published by the SBS for June 10, 2004 was S/.3.479 per US$1.00.

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

     During the past several decades, Perú has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation’s economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates, local and foreign investment and international trade; restricted the ability of companies to dismiss employees; expropriated private sector assets; and prohibited the remittance of profits to foreign investors.

     In July 1990, Alberto Fujimori was elected president, and his administration implemented a broad-based reform of Perú’s political system and economic and social conditions aimed at and with a focus on stabilizing the economy, restructuring the national government (by reducing bureaucracy), privatizing state-owned companies, promoting private investment, developing and strengthening free markets, institutionalizing democratic representation and enacting programs for the strengthening of basic services related to education, health and infrastructure. After taking office for his third term in July 2000 under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals, and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

     Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil. Since his election, President Toledo has retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating tax exemptions, reducing underemployment and unemployment and privatizing state-owned companies in various sectors. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Despite Perú’s moderate economic growth, the Toledo administration has at times faced public unrest spurred by the high rates of unemployment, underemployment and poverty. President Toledo has been forced to restructure his cabinet on several occasions to quell public unrest and to maintain his political alliances. See “Item 4. Information on the Company—(B) Business Overview —(9) Peruvian Government and Economy—(i) Peruvian Government.”

     Given that the Toledo administration continues to face a fragmented Congress and continuing public unrest, there can be no assurance that the government will continue its current economic policies or that Peru’s recent economic growth will be sustained.

     Exchange Controls and Devaluation of the Nuevo Sol

     Even though Credicorp’s financial statements are presented in U.S. Dollars, and its dividends are paid in U.S. Dollars, BCP and PPS will continue to prepare, for local statutory purposes, their financial statements and pay dividends in Nuevos Soles. While the Peruvian government currently imposes no restrictions on a company’s ability to transfer U.S. Dollars from Perú to other countries, to convert Peruvian currency into Dollars or to remit dividends abroad, Perú has had restrictive exchange controls in the past and there can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See “Item 10. Additional Information—(D) Exchange Controls.” In addition, a devaluation would decrease the Dollar value of any dividends BCP and PPS pay to Credicorp, which would have a negative impact on Credicorp’s ability to pay dividends to shareholders.

     Although the current level of Perú’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Perú will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations, or that Perú will not impose exchange controls should its foreign reserves decline. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to a devaluation. While Credicorp seeks to manage the gap between its foreign currency-denominated assets and liabilities, for instance by matching the volumes and maturities of its Dollar-denominated loans against its Dollar-denominated deposits, a sudden and significant devaluation could have a material adverse effect on Credicorp’s financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange

Rate Sensitivity.” Also, BCP’s borrowers and PPS’s insureds typically generate Nuevo Sol revenues from their own clients. Devaluation of the Nuevo Sol against the Dollar could have a negative impact on the ability of BCP’s and PPS’s clients to repay loans or make premium payments. Despite any devaluation, and absent any change in foreign exchange regulations, BCP and PPS would be expected to continue to repay Dollar-denominated deposits and Dollar-denominated insurance benefits in Dollars. Therefore, any significant devaluation of the Nuevo Sol against the Dollar could have a material adverse effect on Credicorp’s results of operations and financial condition.

     Corporate Disclosure and Accounting Standards

     Credicorp prepares its financial statements in accordance with IFRS, which differ in certain respects from U.S. GAAP. Accordingly, the presentation of financial statements and reported earnings of Credicorp may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP. See Note 24 to the Credicorp Consolidated Financial Statements for a description of the significant differences between IFRS and U.S. GAAP, as such differences relate to Credicorp, together with a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity for the periods included therein.

     Enforceability of Civil Liabilities

     A significant majority of Credicorp’s directors and officers reside outside the United States (principally in Perú). All or a substantial portion of the assets of Credicorp or of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon Credicorp or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Credicorp has been advised by its Peruvian counsel that there is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Peruvian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws. Credicorp has been advised by its Bermudan counsel that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against it or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against it or its directors or officers under the securities laws of other jurisdictions.

     In addition, Credicorp’s bye-laws (the “Bye-Laws”) contain a broad waiver by its shareholders of any claim or right of action, both individually and on Credicorp’s behalf, against any of Credicorp’s officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any willful negligence, willful default, fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against Credicorp’s officers and directors unless the act or failure to act involves willful negligence, willful default, fraud or dishonesty.

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

     Loan Portfolio Quality and Composition

     Given that a significant percentage of Credicorp’s revenues are related to banking activities, a deterioration of loan quality may have an adverse impact on the financial condition and results of operations of Credicorp. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies, Credicorp’s pursuit of opportunities in which it can charge higher interest rates, thereby increasing revenues, may reduce diversification of the loan portfolio and expose Credicorp to greater credit risk. Credicorp believes that significant opportunities exist in middle market and consumer lending in Perú and that Credicorp can, on average, charge higher interest rates on such loans as compared with interest charged on loans in its core corporate banking business, made primarily to clients that operate in industrial and commercial economic sectors. Accordingly, Credicorp’s strategy includes a greater emphasis on middle market and consumer loans, as well as continued growth of its loan portfolio in general. An increase in the portfolio’s exposure to these areas could be accompanied by greater credit risk, not only due to the speed and magnitude of the increase, but also due to the shift to lending to the middle market and consumer sectors, where Credicorp lacks the experience that it has in its more traditional lending activities, particularly corporate lending. Given the changing composition of its loan portfolio, historical loss experience may not be indicative of future loan loss experience.

     Bank Regulatory Matters

     Credicorp is subject to extensive supervision and regulation in Perú through the SBS’s consolidated supervision regulations. BCP’s operations are supervised and regulated by the SBS and the Banco Central de Reserva (“Central Bank”). Perú’s Constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions. The SBS and the Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Such changes in the supervision and regulation of BCP, if made in the future, may adversely affect the results of operations and financial condition of Credicorp. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP.”

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

ITEM 4. INFORMATION ON THE COMPANY

(A) History and Development of the Company

     Credicorp is a limited liability company incorporated in Bermuda in 1995 to act as a holding company, coordinate the policy and administration of its subsidiaries and engage in investing activities. Credicorp’s principal activity is to coordinate and manage the business plans of its subsidiaries in an effort to implement universal banking services and develop its insurance business, focusing in Perú and Bolivia and with limited investments in other countries of the region. It conducts its financial services business exclusively through its subsidiaries. Credicorp’s address is Calle Centenario 156, La Molina, Lima 12, Perú, and its phone number is 51-1-313-2000.

     Credicorp is the largest financial services holding company in Perú and is closely identified with its principal subsidiary, BCP, the country’s largest bank and the leading supplier of integrated financial services in Perú. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, and trust, custody and securitization services and proprietary trading and investment). As of December 31, 2003, Credicorp’s total assets were US$8.3 billion and shareholders’ equity was US$910.7 million. Its net income in 2002 and 2003 was US$42.4 million and US$80.6 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.” The following table presents certain financial information for Credicorp by principal business segment as of and for the year ended December 31, 2003 (see Note 21 to the Credicorp Consolidated Financial Statements):

	As of and for the Year ended December 31, 2003

	Total	Operating	Total
	Revenues	Income	Assets

	(U.S. Dollars in millions)
Commercial Banking	US$ 703	US$ 364	US$6,912
Insurance	125	26	587
Investment Banking	84	21	795

Credicorp	US$ 912	US$ 411	US$8,294

     Credicorp conducts its commercial banking and investment banking activities primarily through BCP, the largest (in terms of total assets, loans, deposits, shareholders’ equity and net income) full service Peruvian commercial bank (“Peruvian commercial bank,” “Peruvian insurance company” and similar terms when used in this Annual Report do not include the assets, results or operations of any foreign parent company of such Peruvian entity or the foreign subsidiaries thereof), and ASHC, a diversified financial services company. Credicorp’s insurance activities are conducted through PPS, the largest Peruvian insurance company in terms of premiums written and net income.

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

     In January 1997, Credicorp purchased 99.99% of a Colombian banking concern, Banco Tequendama, which has US$293.9 million in assets. Banco Tequendama operated branches in Venezuela until December 2002 when such branches were sold. This sale is reflected in Credicorp’s financial statements for the year ended December 31, 2002, although regulatory requirements were not satisfied until February 2003.

     In December 1997, Credicorp purchased 97.0% of Banco Capital, a Salvadoran bank, and 100% of Casa de Bolsa Capital, a Salvadoran brokerage firm, for US$5.9 million and US$800,000, respectively. Credicorp later increased its stake in Banco Capital to 99.5%, which was subsequently sold in its entirety to another Salvadoran bank in November 2001 for US$32.3 million, resulting in a US$6.3 million profit. Casa de Bolsa Capital was subsequently liquidated during 2002.

     In August 1997, Credicorp acquired 39.5% of Banco de Crédito de Bolivia (“BCB”) from BCP for US$9.2 million. In July 1998, Credicorp acquired 97% of Banco de La Paz, a Bolivian bank with US$52.1 million in assets, which was subsequently merged with BCB in January 1999, at which time Credicorp also increased its beneficial ownership of BCB to 55.79%, with BCP owning, directly or indirectly, 44.21%. In November 2001, BCP bought back a 53.1% stake from Credicorp for US$30.0 million. As of December 31, 2003, BCB operated 46 branches located throughout Bolivia. BCB’s results have been consolidated in the BCP financial statements since the date of its acquisition in November 1993.

     The following tables show the organization of Credicorp and its principal subsidiaries as of December 31, 2003 and their relative percentage contribution to Credicorp’s total assets, total revenues, net income and shareholders’ equity at the same date (see “—(C) Organizational Structure”):

	As of and for the Year ended December 31,2003(2)

	Total Assets	Total Revenue	Net Income (Loss)	Shareholders’ Equity

Banco de Crédito del Perú	79.3%	85.3%	113.2%	67.9%
Atlantic Security Holding Corporation	9.5%	2.7%	9.7%	10.7%
El Pacífico-Peruano Suiza Compañía de Seguros	7.0%	8.0%	4.1%	13.1%
Banco Tequendama	3.5%	3.5%	0.1%	3.2%
Others(3)	0.7%	0.5%	(27.2)%	5.1%

_____________________
(1)	Includes the equity interest held by PPS.
(2)	Percentages determined based on the Credicorp Consolidated Financial Statements.
(3)	Includes Inversiones Crédito, Credicorp Securities Inc., and others.

     The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2003:

	As of and for the Year ended December 31, 2003(3)

	Total Assets	Total Revenue	Net Income (Loss)	Shareholders’ Equity

Banco de Crédito del Perú	88.1%	78.1%	89.6%	78.0%
Banco de Crédito de Bolivia	6.7%	6.7%	(2.7)%	8.7%
Crédito Leasing S.A.	3.3%	1.5%	4.5%	4.7%
Solución Financiera de Crédito del Perú S.A.	1.6%	6.5%	7.9%	4.2%
Credibolsa Sociedad Agente de Bolsa S.A.	0.1%	0.7%	2.2%	0.8%
Others(4)	0.2%	6.5%	(1.5)%	3.6%
__________________________
(1)	Credicorp holds an additional 2.73% stake.
(2)	100%-owned after a 45% remaining stake was acquired in March 2003. Solución Financiera de Crédito del Perú S.A. was subsequently merged into BCP’s banking operations in March 2004.
(3)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2003.
(4)	Includes Credifondo S.A., Sociedad Administradora de Fondos Mutuos de Inversión en Valores, Creditítulos S.A., and others.

     In March 2002, Credicorp made a tender offer for outstanding BCP shares for S/.1.80 per share, approximately equal to the book value of such shares, disbursing directly and through its subsidiary PPS an amount of approximately US$35.3 million. As a result of the tender offer, Credicorp’s equity stake in BCP increased from 90.6% to 97.0% (including shares held by PPS).

     In December 2002, BCP acquired, for US$50.0 million, Banco Santander Central Hispano-Perú (“BSCH-Perú”), which is included in BCP’s consolidated financial statements since such date. At December 31, 2002, BSCH-Perú had total assets of US$975.2 million, total loans of US$719.4 million and deposits of US$659.0 million. BSCH-Perúwas merged into BCP on February 28, 2003.

     In March 2003, BCP, adding to its 55% stake, acquired for US$17.0 million the remaining 45% of the equity shares of Solución Financiera de Crédito del Perú S.A. (“Solución”) from Banco de Crédito e Inversiones de Chile (“BCI”) and other foreign shareholders, making Solución once again a BCP wholly-owned subsidiary. Substantially all of Solución’s assets and liabilities were absorbed into BCP’s Peruvian banking operations in March 2004. Solución’s net income in 2003 was US$7.6 million, and it had, as of February 28, 2004, a loan portfolio of US$88.4 million, with a 3.0% past-due ratio.

     During 2003, BCP converted Banco de Crédito Overseas Limited (“BCOL”), its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC, which expects to dissolve BCOL’s operations during 2004. Certain long term equity interests, held previously by BCOL, were transferred to BCP which were then transferred to Inversiones Crédito in accordance with Credicorp’s policy for holdings of equity interests in non-financial companies. In April 2004, PPS sold substantially all of its holdings of Credicorp’s equity shares to ASHC (see “Item 7. –(A) Major Shareholders”).

(B) Business Overview

     (1) Introduction – Review of 2003

     As was the case in 2002, Credicorp’s results improved in 2003. Net income increased substantially, the quality of the loan portfolio and of investments in other risk assets continued to improve, and Credicorp advanced firmly in the key medium term business strategies established in 2002.

     During 2003, there was further consolidation in the Peruvian banking system, with resulting improvements in loan quality and profits. Nevertheless, with certain exceptions such as consumer loans and lending to micro-businesses, business volumes remained depressed.

     The improvement in Credicorp’s results was driven mainly by its commercial banking operations, where loan loss provisions decreased while recoveries of charged-off loans increased, and by the continuing positive trend in non-interest income. In 2003, Credicorp’s net income increased by 90% to US$80.6 million from US$42.4 million in 2002, despite extraordinary merger costs incurred in 2003 mostly as a result of the BSCH-Perú merger, which represented a cost of US$18.6 million. Although profitability levels are not yet at desired levels, improvements are expected to continue in the medium term as a result of the consolidation of Credicorp’s businesses.

     Credicorp’s asset quality improved substantially in 2003. Past due loans fell from 8.4% of the total loan portfolio in 2002 to 5.7% in 2003, while past due loan coverage by provisions grew from 104.4% in 2002 to 127.5% in 2003. Also, during 2003, both BCB and Banco Tequendama improved their loan quality indicators, a positive change from 2002 when their credit risk increased.

     Credit risk was lower in 2003 than in previous years, a trend continued into 2004. In order to improve operating efficiency in credit risk evaluation without affecting lending activities, BCP has transferred its middle market credit analysis team to other business units with related responsibilities. However, final credit decisions will remain centralized.

     In Credicorp’s insurance business, net premiums remained at 2002 levels (at US$125.1 million) but only after allowing for substantial increases in reserves, mostly related to the life annuities business line, in 2003 compared to 2002.

     The BSCH-Perú merger was successfully executed in a period of two and a half months. Despite a few setbacks in operations in respect of the new client base, new clients received service commensurate with BCP’s high quality standards and retained business volumes were higher than expected while projected cost reductions were attained.

     In March 2003, BCP acquired the remaining 45% of the equity shares of Solución from BCI and other shareholders. As a result of the acquisition, Solución became once again a wholly-owned subsidiary of BCP. The acquisition represented a further step in Credicorp’s strategy of increasing its lending, particularly to the small and micro-business segments. In order to effectively manage the requirements of its new clients, BCP established a specialized unit to manage loans to small and micro-businesses within the Personal Banking division.

     In the first quarter of 2003, BCP completed its support program to BCB by purchasing US$12.4 million of sub-standard loans, which were provisioned at the BCP level. Loan quality at BCB improved during the second half of 2003, and Credicorp expects that such improvement will continue in the near term.

     Banco Tequendama’s contribution was negative in 2003, although significantly less so than in 2002. Contributed losses amounted to US$5.5 million in 2003 compared to US$20.2 million in 2002. The improved results at Banco Tequendama are due to restructured operations and changes in the business model, which resulted in increases in lending in the personal banking segment.

     The results of ASHC improved in 2003, with reduced risk in its proprietary investments portfolio and an increase in the volume of managed assets. At year-end 2003, 37% of ASHC’s investment portfolio consisted of investment-grade securities, compared to 10% in 2001, with the remaining non-investment grade securities also showing improved average risk ratings. Also, ASHC’s investment portfolio had un-realized gains of US$11 million in 2003, compared to un-realized losses of US$7.4 million in 2002. Total managed funds, deposits and assets under management were US$1.3 billion in 2003, an 18.3% increase from US$1.1 billion in 2002, representing a significant volume that Credicorp expects will permit ASHC to generate a stable and diversified revenue stream.

     (2) Strategy

     Credicorp’s key strategic initiatives, established in 2002 for the medium term, were applied during 2003 and remain in place for the 2004 fiscal year. Credicorp intends to focus its initiatives in 2004 on:

  increasing profitability;

  improving efficiency through reductions in operating costs and more aggressive use of electronic channels;

  developing under-banked segments, which involve small companies and individuals, through specially tailored loans and transactional products;

  increasing funds under management through focus on wealth management services;

  reducing net income volatility and further strengthening the balance sheet;

  reducing the rate of claims in the insurance business; and

  limiting international expansion.

     Credicorp expects that its business in 2004 will be favored by a positive international economic environment, with growth in the most important developed countries and in Asia. These positive factors, however, are likely to be partially offset in Perú by the Financial Transactions Tax (“ITF”), applicable in Perú since March 2004 and expected to be applied in Bolivia in the near future, which is expected to affect the banking system and the economy as a whole, possibly leading to reduced bank intermediation and increasing cash transactions and the informal economy. In 2004, Credicorp expects to benefit from lower provisions for loan losses, synergy from the acquisition of the remaining equity shares of Solución by BCP, a moderate increase in banking fees and the strict containment of operating expenses. Credicorp also expects that its net interest margin will continue to decline, partly offset by a slight increase in loan volumes.

     In 2003, BCP expanded its branch network, with seven out of ten new offices located in under-banked districts of the city of Lima, where high demand for banking services is expected. Although the loan and risk assets volume has not grown in recent years, the number of banking transactions has increased significantly, a trend that supports Credicorp’s strategy of focusing on developing transactional business services for which fees are charged. Fees on banking services generate stable, diversified and low risk revenues that offset declining net interest income.

     In March 2003, Credicorp started the initiative of reducing, in the three years starting from such date, BCP’s efficiency ratio from 56% in 2002 to 50% and Credicorp’s efficiency ratio from 52% in 2002 to 45%. Credicorp intends to reach these targets without sacrificing the quality of its customer service, which Credicorp will continue to monitor closely. The efficiency ratio at BCP, excluding non-recurring revenues and expenses, improved to 51.9% in 2003 from 55.8% in 2002. At Credicorp, the efficiency ratio improved to 50.6% in 2003 from 52.1% in 2002.

     Credicorp expects its insurance business, carried out by its subsidiary PPS, to increase its profitability in 2004 through lower net claims, decreased charges for reserves and increased premiums in its life insurance and annuities businesses. In 2004, PPS will focus on successfully merging the operations of Novasalud EPS, which is expected to more than double the volume of its own subsidiary in the private health insurance segment. PPS will also take steps to reduce further the rate of claims.

     In 2004, ASHC will continue its 2003 strategy of balancing its investment portfolio to reduce exposure to market volatility while sustaining growth in the management of third-party funds. In Bolivia and Colombia, Credicorp expects that neither BCB nor Banco Tequendama will require additional capital support in 2004, and that each entity will return to profitability during the course of the year. In 2004, BCB will focus on consolidating changes carried out in 2003 to improve credit management and portfolio quality, increase profitability through an increase in service fee income and improve quality of service. Banco Tequendama will continue to focus its strategy upon increasing its volume of operations, particularly in the Personal Banking segment, while keeping low risk requirements.

     (3) Commercial Banking

     The majority of Credicorp’s commercial banking business is carried out through BCP, Credicorp’s largest subsidiary and the largest and oldest bank in Perú. As of December 31, 2003, BCP ranked first among Peruvian banks with S/.22.9 billion (US$6.6 billion) in total assets, S/.14.2 billion

(US$4.1 billion) in total loans, S/.18.5 billion (US$5.3 billion) in deposits and S/.2,235 million (US$645 million) of shareholders’ equity. BCP’s net income for 2002 and 2003 was S/.232.7 million (US$67.2 million) and S/.308.8 million (US$89.2 million), respectively. As of December 31, 2003, BCP’s loans in the Peruvian banking system represented approximately 34.4% of the system’s total, and BCP’s deposits represented approximately 36.1% of total deposits in the Peruvian banking system, increasing from 29.7% and 33.9%, respectively, as of December 31, 2002.

     At December 31, 2003, BCP had the largest branch network of any commercial bank in Perú with 208 branches, including 116 in Lima and the adjoining city of Callao. BCP operates an agency in Miami and a foreign branch in Panama. As discussed above, during 2003, BCP converted BCOL into a vehicle to conduct investments and sold it to ASHC.

     A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. At December 31, 2003, ASHC had total assets of US$776.3 million and shareholders’ equity of US$112.9 million (compared with US$666.5 million and US$110.3 million, respectively, as of December 31, 2002). ASHC’s net income was US$10.9 million in 2003 and US$5.8 million in 2002. The increase in income from 2002 to 2003 was principally the result of increased gains by its investment portfolio. Loans outstanding, net of provisions, in ASHC’s portfolio totaled US$176.1 million, US$160.5 million and US$152.4 million at December 31, 2001, 2002 and 2003, respectively, representing a decrease of 8.9% between 2001 and 2002 and of 5.0% between 2002 and 2003. Deposits increased 15.6% to US$629.4 million at December 31, 2003 from US$544.3 million at December 31, 2002, after decreasing 2.0% from US$555.7 million at December 31, 2001. Third party assets under management increased 29.2% from US$422.0 million in 2001 to US$545.3 million in 2002, and again by 21.8% to US$664.1 million in 2003, principally due to decreasing interest rates paid on deposits and to the introduction of new products, notably mutual funds. ASHC’s past due loans as a percentage of total loans was 0.0% from 1996 through 2002, but reached 2.3% as of December 2003, while reserves for probable loan losses increased from US$688,000 in 2001 to US$1.9 million in 2002, and further to US$4.8 million in 2003. In 2003, past due loans increased, principally to corporate customers. Nevertheless, as December 31, 2003, past due loans were covered in excess by loan loss provisions, with a coverage ratio of 131.0%.

     Credicorp conducts commercial banking activities in Bolivia through BCB, a full service commercial bank with, as of December 31, 2003, US$354.7 million in deposits, US$446.2 million in assets and US$262.5 million in net loans. As of December 31, 2003, BCB was the fourth largest Bolivian bank in terms of loans, with a 12.2% market share, and also the fourth largest in terms of deposits, with a 12.5% market share.

     Credicorp also carries out commercial banking operations in Colombia through Banco Tequendama, which as of December 31, 2003 had US$187.5 million in deposits, US$293.9 million in assets and US$232.1 million in loans. In December 2002, Banco Tequendama sold its branches in Venezuela. In the past years, Credicorp has supported Banco Tequendama’s operations with capital contributions of US$5 million in 1998 and US$6 million in 1999 and the purchase of approximately US$37 million of distressed loans and assets received in lieu of loan repayment. See “—(C) Organizational Structure.”

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

     Credicorp’s total loan portfolio experienced an increase of 11.6% in 1998, but decreased by 7.2% in 1999, 6.0% in 2000 and 8.7% in 2001. In 2002, Credicorp’s total loan portfolio increased by 18.5% but declined by 7.0% during 2003. These changes, together with changes in its client mix, could be accompanied by increased risk, not only due to the speed and magnitude of the increases, but also due to the shift to middle market, small business and consumer lending sectors, areas in which Credicorp lacks the experience that it has in its more traditional lending activities, particularly corporate lending. Given the changing composition of Credicorp’s loan portfolio, Credicorp’s historical loan loss experience may not be indicative of future loan losses.

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

     BCP’s Wholesale Banking division has traditionally generated the majority of BCP’s loans. BCP estimates that approximately 68.1% of its loans and 94.8% of its other extensions of credit (primarily guarantees and letters of credit) at December 31, 2003 were to customers in its Wholesale Banking division. BCP has the largest capital base of any Peruvian bank, which provides it with more resources than any other Peruvian bank to meet the financing needs of its corporate clients. See “—(8) Competition.”Because Peruvian companies were not able to access international sources of credit until the mid-1990’s, BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Perú. BCP’s Wholesale Banking division provides its customers with short and medium term, local and foreign currency loans; foreign trade-related financing; and lease financing. BCP’s Wholesale Banking division is divided into:

  corporate banking, which provides loans and other credit services to companies with annual revenues in excess of US$15 million;

  middle market banking, which serves mid-sized companies;

  international trade finance, which manages BCP’s relationship with financial institutions abroad;

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

     Corporate Banking

     Credicorp conducts its corporate banking activities primarily through BCP and to a lesser extent ASHC. BCP’s Corporate Banking area has been the traditional strength of BCP’s lending business, providing banking services to virtually all of the major industrial and commercial enterprises in Perú. BCP believes that it has an advantage in servicing the larger corporations in Perú because of its strong capital base and relative size compared to other Peruvian banks. BCP’s Corporate Banking area primarily provides its customers with local and foreign currency loans and has primary responsibility for maintaining client relationships with BCP’s largest banking clients. In addition, BCP’s Corporate Banking area provides services such as letters of credit and standby letters of credit, domestic collections and nationwide fund transfers, payments through BCP’s Miami agency and foreign exchange facilities.

     Loan contribution for this area represented 43% of total BCP loans in 2003. The composition of these loans was approximately 80% foreign currency-denominated (primarily U.S. dollar-denominated) and 20% Nuevo Sol-denominated. During 2003, corporate loans continued their declining margins due to excess liquidity and the competition from financing through capital market issues, which was partly offset by the increase in local currency lending, which has higher rates and spreads.

     ASHC’s Corporate Banking division makes working capital and bridge loans. As of December 31, 2003, approximately 63.3% of ASHC’s loans were to Peruvian companies, 11.1% were to companies in Bolivia, an additional 4.6% were to companies in Colombia and the remainder were to borrowers in other Latin American countries.

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

     Credicorp conducts middle market lending primarily through BCP and Banco Tequendama, and, to a much lesser extent, through ASHC. The loan portfolio of the Middle Market Banking division of BCP, after growing significantly in earlier years, contracted from US$1.3 billion in 1999 to US$1.0 billion in 2001, grew to US$1.2 billion in 2002 but decreased back to US$1.0 billion in 2003, while stringent credit quality requirements continued to be enforced. Credicorp expects this sector to grow and increase in relative importance as the Peruvian economy grows.

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

     Credicorp performs its leasing operations either directly through BCP or through Credileasing. At December 31, 2003, Credicorp’s leasing operations totaled US$372.4 million, 57.1% of which were recorded on the books of Credileasing. BCP’s lease finance business is currently estimated to be the largest in Perú, with a market share of approximately 45.2% at December 31, 2003. The principal means of financing for Credileasing is through the issuance of specific leasing bonds, of which a total of S/.567.5 million (US$163.9 million) were outstanding as of December 31, 2003, while Credicorp has a total outstanding of US$233.0 million, with the difference being issued by BCP. Management estimates that Credileasing’s market share among specialized leasing companies was 52.1% at December 31, 2003. Leasing customers are primarily companies engaged in manufacturing, communications, commerce and fishing that lease such items as machinery, equipment and vehicles.

     The agricultural loan portfolio, with a balance of approximately US$142.7 million at year-end 2003, has a professional team of specialists that provide technical and financial assistance to other business units in assessing companies with operations in this sector. The unit collects and maintains an up-to-date database of valuable information that permits an accurate understanding of markets as well as forecasting. It also carries out feasibility studies and comparative analysis to which clients have access. Working in conjunction with organizations that represent the sector, management also offers training and specialist consultancy services to companies in the agricultural sector.

     At the end of 2003, US$125.3 million of agricultural loans were structured under the Peruvian government-sponsored program of Programa de Rescate Financiero Agropecuario (Agricultural Financial Relief or “RFA”), which represented an opportunity to improve the solvency of Credicorp’s clients and the quality of the portfolio.

     Financial margins in the middle market continue to be attractive. Because of their size, middle market companies in Perú generally do not have access to the local or international capital markets or to credit from foreign banks. In addition, Credicorp believes that middle market companies have benefited significantly from the overall economic improvements in Perú over the past few years. Loan quality problems have been addressed through procedures and organizational changes that have focused on improving the loan approval and credit-risk assessment processes. See “—(iii) Credit Policy and Review.”

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

     In 2003, Peruvian exports increased 16.5% from US$7.7 billion to US$8.9 billion, principally due to increased exports of mining products and of manufactured goods. During the same year, BCP’s export facilities volume increased 31.0% to US$3.8 billion, amounting to 42.7% of total Peruvian exports

(38.1% in 2002). Total Peruvian imports were US$8.3 billion in 2003, increasing 12.2% from US$7.4 billion in 2002, principally due to higher demand for raw materials. BCP’s import facilities volume in 2003 was US$1.6 billion, representing a 6.7% increase from 2002 and 20.5% of total imports (19.5% in 2002).

     BCP has a direct presence abroad through an agency in Miami and a branch in Panama, and has access to a wide network of foreign correspondent banks, to offer several internationally competitive products to its customers. ASHC’s trade finance activities are conducted by its Corporate Banking division. ASHC has concentrated its extensions of credit on short-term trade transactions with Latin American countries other than Perú.

     BCP carries out business with more than 1,000 correspondent banks, development organizations, multilateral financial bodies, and foreign government export promotion agencies. BCP has available credit lines of more than US$1.6 billion for foreign trade operations, financing of working capital and medium and long-term investment projects. During 2003, BCP’s significant surplus of liquidity allowed it to maintain a very low use of foreign lines of credit.

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

     In 2003, BCP’s share of the market for structuring fixed-income instruments was 37%, as compared to 44% in the previous year, amid significant growth in such market which increased 55% to US$1.5 billion. In 2003, the Corporate Finance area placed corporate bonds, securitized bonds, financial leasing and short-term instruments for a total transaction volume of US$553 million. Among the most important placements of instruments of long-term debt were issues by Cementos Pacasmayo (US$80 million), Electroandes (US$80 million), and Red de Energía del Peru (US$50 million).

     During 2003 short-term instruments, mostly commercial paper and certificates of deposit, structured by BCP totaled US$184 million, representing a 43% market share in such issues. Among debt paper issued was commercial debt for Alicorp, Ferreyros, Palmas del Espino, Quimpac and Ransa, and certificates of deposit for Solución.

     In operations related to project financing and structured loans, BCP’s Corporate Finance area structured transactions during 2003 worth a total of US$372 million. Significant syndicated loan structuring projects included the financing of Electroandes for US$70 million, Petrobras Energía Perú for US$40 million, and Grupo Aguaytía for US$80 million. Funding for important Peruvian companies spanned different sectors such as cement, mining, food and education.

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

     In spite of a decrease in leasing loan balances, the financial leasing business recovered in 2003, after being affected in prior years by declining market demand due to an adverse environment for private investments and the co-existence of two tax systems applicable to leasing operations, which put BCP at a disadvantage in relation to certain competing banks. Changes in legislation implemented in 2003 ensure that the tax treatment applied to leasing operations by all banks will be uniform.

     During 2003, consolidated loan disbursements were US$130 million, with a balance at the end of the year of US$372.4 million. Credicorp maintained leadership in the financial leasing market, with a market share of 45.2% at the end of 2003, increasing from 42.6% at the end of 2002, due in part to the integration of BSCH-Perú’s leasing operations.

     Business Services

     This unit is responsible for both the development and marketing of transactional, or “cash management,” services for BCP’s corporate and institutional clients. Services offered, grouped into more than thirty products, are aimed at strengthening ties with clients, assuring their loyalty and reciprocity in the business carried out with BCP, as well as reducing costs using electronic channels and increasing fee income.

     In 2003, the volume transacted using the electronic factoring system increased by over 170%, while fee income for collection of trade bills and transfers of funds increased by 11% and 29%, respectively. Likewise, the number of customers affiliated with the electronic banking service “Telecrédito” rose by 15%, which contributed to an increase in fee revenue by 19%. More than 1,800 companies transferred their Compensación por Tiempo de Servicio (“CTS”) pension payments (deposits that employers must make by law on behalf of their employees as severance contributions) to electronic media, which increased the number of accounts from 400,000 to 460,000.

     In 2003, BCP continued its efforts to learn the best practices in the transactional business in other countries and is currently focused in developing services modeled on Brazilian precedents, as well as in tailoring products to the specific needs of micro-businesses.

     (ii) Retail Banking

     Credicorp’s retail banking activities are conducted by BCP and, to a much lesser extent, by BCB in Bolivia, and, since January 1997, by Banco Tequendama in Colombia. After several years of declining loan volumes by BCP’s retail units, such loan volumes grew in 2002, particularly in loans to small businesses and home mortgages, but decreased again in 2003. Retail banking-related loans accounted for approximately 32.0% of BCP’s total loans at the end of 2003 versus 30.3% and 28.0% at the end of 2002 and 2001, respectively. With the segmentation of its retail client base, BCP is able to focus on the cross-selling of products and improving per-client profitability. Credicorp expects the retail banking businesses to be one of the principal growth areas for BCP’s lending activities.

     At BCP, retail banking operations are divided into two divisions, Service Banking and Personal Banking, the latter of which is further subdivided into Exclusive Banking, Business Banking, Consumer

Banking, Institutional Banking and Micro-business Banking, which was instituted after the merger of Solución in March 2004.

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

     The Exclusive Banking area principally serves a select number of high-income customers with the most profitable personal accounts and specializes in offering personalized service. Consumer Banking is in charge of servicing BCP’s traditional retail client base, and is also in charge of mortgage lending and credit cards. Business Banking manages small business banking, which targets companies with annual revenue of less than US$750,000 which are served primarily with sales and inventory financing and working capital loans, complemented by cash credits through overdrafts. The Micro-business Banking area primarily manages individuals who run small independent businesses, requiring small loans of up to US$20,000. Institutional Banking focuses principally on serving non-profit organizations, state-owned companies and other major institutions.

     Each of the units offer clients diverse credit alternatives, transactional services and deposits. Products include Visa and American Express credit cards, mortgage loans, car loans, consumer credits, credits for small and medium-sized companies and payroll payment services, in addition to different types of deposits. The sale of processing services is offered through “Servicorp”, which is the brand name of Soluciones en Procesamiento S.A., a 99.98% owned subsidiary of Inversiones Crédito. Servicorp’s lines of business include the sale of processing solutions to third parties to increase the use of available capacity in distribution channels.

     In 2003, the retail banking business of Banco Tequendama experienced significant growth. Banco Tequendama’s strategy of developing specialized credit products focusing on individuals and consumer loans has resulted in an increase in the share of Personal Banking loans in Banco Tequendama’s total loan portfolio from 12.2% as of December 2001, to 16.7% in December 2002, and further to 26.0% in December 2003.

     Exclusive Banking

     Exclusive Banking is BCP’s private banking area, and manages a select number of individual customers who are key to BCP because of the high volume of loan and deposit business they generate, and their attractive profitability.

     In 2003, this unit continued to retain and increase ties with its customers, as well as to add new ones, for which sophisticated commercial plans were developed. This segment has 48,000 customers, with total deposits of US$1.1 billion and US$470 million in loans. Belonging to this segment gives customers the advantage of preferential interest rates for loans and deposits and personalized service through an assigned official.

     During 2003, as a savings alternative principally for Exclusive Banking customers, BCP encouraged investment in mutual funds. At the end of 2003, BCP was managing US$638 million in mutual funds on behalf of these customers, up from US$426 million at the end of 2002.

     Small Business Lending

     Small business lending is the largest segment within BCP’s Personal Banking operations and is carried out by the Business Banking and Micro-business Banking areas. These areas serve 120,000 corporate and individual customers with annual sales of less than US$1 million. Approximately 90,000 of these customers were previously clients of Solución. During 2000 and 2001, loans to this segment contracted because of decreased demand for small business products and services due to the poor development of the Peruvian economy. In particular, lower consumer demand negatively affected this segment’s loan quality and loan growth. After several years of continuous growth, loans decreased 19.4% in 1999, again 17.7% in 2000, and a further 11.9% in 2001, but grew 38.4% in 2002, only to fall 21.9% in 2003 reaching US$398 million at year end. The decrease experienced in 2003 was mainly due to an increase in overdue loan charge-offs and the reclassification of loans acquired by subsidiaries in 2002 to other market segments.

     Business Banking has divided its clients into different areas: Small Businesses, which have annual sales of less than US$300,000; and Consolidated Businesses, which have annual sales between US$300,000 and US$1 million. These businesses benefit from products specially designed for their needs, such as the Cash Credit for Businesses, a revolving credit line repaid in quotas, as well as the usual credit products: discounted notes, letters of credit, guarantees and stand-by credits.

     Micro-business Banking concentrates its efforts in small loans to individuals who primarily derive their income from small family-run business activities. Loans to micro-businesses as of December 31, 2003 amounted to S/.438.3 million (US$126.5 million), with a 19% estimated market share.

     Mortgage Lending

     BCP was the largest mortgage lender in Perú with a market share of 37% of total mortgage loans in the Peruvian banking system as of December 31, 2003. This was to a large extent the result of campaigns aimed at clients with the highest demand for these types of loans and improvements in the quality of procedures followed in extending credit and establishing guarantees.

     Credicorp expects BCP’s mortgage lending business to continue to grow given the low levels of penetration in the financial market, the increasing demand for housing, the availability of funds for the Peruvian government’s MiViviendalow-income housing program, and the current economic outlook for controlled inflation and renewed gross domestic product (“GDP”) growth in Perú. BCP had US$574.8 million of outstanding mortgage loans at December 31, 2003 compared to US$519.4 million at the end of 2002.

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

     The number of active credit cards issued by BCP increased from 28,840 as of December 31, 1990 to 158,000 in 2001, to 186,000 in 2002, and to 249,000 at year-end 2003. BCB has issued approximately 20,000 credit cards in Bolivia.

     BCP’s credit cards are primarily, and have been historically, issued through Visa, but in May 2000 BCP began offering American Express cards. BCP estimates that its credit cards account for 34% of the credit cards issued by the banking system in Perú as of December 31, 2003. The estimated total number of credit cards issued in Perúas of December 31, 2003 was approximately 3.0 million, of which approximately 68% were issued by non-banking entities or department stores.

     In 1997, VISANET was established in Perú to process transactions involving credit and debit card transactions and to widen their acceptance, with the participation of major local banks and Visa International. BCP is the largest shareholder of VISANET, holding approximately 36% of its total shares. In 1997, the number of electronic payment terminals was approximately 1,500, increasing to 8,415 as of December 2001, to 11,645 at December 2002 and further to 14,031 terminals at year-end 2003. At the end of 2003, the number of Visa cards issued in Perú, including credit and debit cards, stood at approximately 4.0 million, while the number of transactions processed during the year grew 14.2% to 26.5 million, and purchases grew 11.2% to US$825 million.

     BCP’s total credit card billings during 2003 were S/.1,220.8 million (US$351.2 million), and the credit balance as of December 31, 2003 was S/.574.8 million (US$141.9 million), representing 3.5% of total loans. In 2003, BCP’s market share of total purchases made with Visa credit cards was 40.0%, compared to 36.7% in 2002. These numbers reflect BCP’s strategy of seeking more widespread use of the cards at the lower end of the consumer market. As part of this strategy, financing with fixed installment payments using the Visa credit card has been offered since the last quarter of 2001. As of December 31, 2003, BCP’s credit card portfolio had balances past due of approximately 5.5%. BCP is taking steps to improve its card approval and collection process. These measures include issuing cards only to persons with stable net monthly incomes above US$400 and developing better methods for verifying applicants’ information and credit history. Additionally, BCP has developed a mathematical scoring system to better assess the risk-reward variables associated with consumer lending.

     In the segment of clients who do not regularly have access to credit cards, campaigns were launched to increase the use of the Credimás debit card as a form of payment. This resulted in a year-on-year increase of 19% in the use of this card (13% in 2002), with total billings of US$167 million (US$141 million in 2002). See “-- (iii) Credit Policy and Review.”

     Consumer Finance

     Consumer finance services offered by the Consumer Banking unit at BCP are currently provided to approximately 1.5 million customers, who account for 34% of total deposits and 14% of Retail Banking loans, and contribute 50% of non-interest revenue. Lending products offered include cash consumer loans, payroll loans and loans for specific purposes like automobile purchases, travel and education.

     Solución, a mass consumer finance entity, 100% owned by BCP since the purchase in March 2003 of a 45% equity stake held by BCI, transferred substantially all of its assets and liabilities to BCP in

March 2004. Solución’s mass consumption segment was restructured and transferred to the Consumer Banking unit at BCP.

     Institutional Banking

     The Institutional Banking area, which serves non-profit organizations, whether public or private, deals with approximately 4,800 institutions, including state and local government entities, international bodies, educational institutions and non-governmental organizations. The client base has grown significantly since 2002 due to a market re-segmentation effort. These clients are served by specialized teams in both the Middle Market Banking and Personal Banking divisions.

     This area is strategically important because of the business potential that these clients represent, with their demand for diverse products and services, and the opportunities they present for generating income from fees and cross-selling of services. These clients are principally users of transactional products and require consultancy for investment management. At the end of 2003, their deposits and shares in Credicorp’s mutual funds reached US$788 million (US$614 million at the end of 2002), while their loans reached US$33 million (US$31 million at the end of 2002). During 2003, the Institutional Banking clients increased their use of services offered by BCP, among which are: office banking (34% increase); collections (63% increase); and automated payroll payment (43% increase).

     (iii) Credit Policy and Review

     Credicorp applies uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of its subsidiaries. Credicorp’s General Manager is in charge of setting the general credit policies for the different business areas of Credicorp. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (see “—(11) Supervision and Regulation—(ii) BCP”), and the guidelines set forth by Credicorp’s Board of Directors.

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

     Credit risk in retail banking involves the assessment of the client’s financial track record and other aspects in order to determine its ability to repay debt. Additionally, in each case, loan approval is subject to a number of credit scoring models, which assign loan-loss probabilities that relate to expected returns of each market segment.

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

     Credicorp has a strictly enforced policy with respect to the lending authority of its loan officers and has in place procedures to ensure that these limits have been adhered to before a loan is disbursed. Under BCP’s new credit approval process, the lending authority for middle market and small business loans has been centralized into a specialized credit risk analysis unit, whose officers have been granted lending limits, thus allowing middle market and small business loan officers to concentrate on their client relations. To ensure that loan officers and credit analysis officers are complying with their lending authority, the credit department and BCP’s internal auditors regularly examine credit approvals.

     The following table briefly summarizes BCP’s policy on lending limits for loan officers and credit risk analysis officers. Requests for credit facilities in excess of the limits set forth below are reviewed by Credicorp’s General Manager, Executive Committee or, if the amount of the proposed facility is sufficiently large, the Board of Directors.

	Wholesale	Personal and Small Business

	(U.S. Dollars)

Loans supported by liquid collateral or not exceeding two years(1)
Loan Officer and Credit Analysis Officer	US$ 210,000	US$ 50,000
Chief Lending and Chief Credit Analysis Officer	1,500,000	100,000
Area Manager	1,950,000	400,000
Senior Credit Officer	4,500,000	1,000,000

Loans supported by other collateral or exceeding two years(2)
Loan Officer and Credit Analysis Officer	70,000	—
Chief Lending and Chief Credit Analysis Officer	500,000	50,000
Area Manager	650,000	200,000
Senior Credit Officer	1,500,000	400,000
____________
(1)	Liquid collateral includes cash deposits, stand-by letters of credit, securities or other liquid assets with market price and accepted drafts.
(2)	Other collateral includes securities with no market value, non-accepted drafts, real estate, mortgages, security interests on equipment or crops, and assets involved in leasing operations.

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

     In general, except for Corporate Banking loans, Credicorp is a secured lender. As of December 31, 2003, approximately US$2.1 billion of the loan portfolio and contingent credits were secured by “preferred” collateral. See “—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” Liquid collateral is a small portion of the total collateral. In general, if Credicorp requires collateral for the extension of credit, it requires collateral valued at between 10% and 50% above the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons. BCP’s policy generally is to require that the appraised value of illiquid collateral exceed the loan amount by at least 25%. In cases where a borrower encounters difficulties, Credicorp seeks to obtain additional collateral.

     The existence of collateral does not affect the loan classification process according to regulations in effect as of December 1998. Pursuant to the Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros (the General Law of the Financial System, the Insurance System and Organic Law of the Superintendency of Banking and Insurance, or “Law 26702”), secured loans, or the portion thereof covered by collateral, classified in Class “B,” “C,” or “D”risk categories have a lower loan loss provision requirement. If a borrower is classified as substandard or below, then Credicorp’s entire credit exposure to that borrower is so classified. See “—(12) Selected Statistical Information— (iii) Loan Portfolio—Classification of the Loan Portfolio.”

     Credicorp conducts unannounced internal audits as well as an annual audit by external auditors on the financial statements, consistent with bank regulatory practice in the respective jurisdictions in which it operates.

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

     (iv) Deposits

     Credicorp’s deposit-taking operations are managed by BCP’s Consumer Banking and Personal Banking divisions and ASHC’s Private Banking division. See “—(12) Selected Statistical Information—(iv) Deposits.”

     The main objective of BCP’s retail banking operations has historically been to develop a diversified and stable deposit base in order to provide a low cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. At December 31, 2003, BCP’s deposits amounted to S/.18.5 billion (US$5.3 billion), 11.8% below the December 2002 balance. BCP has historically relied on the more traditional, low cost deposit sources such as demand deposits, savings and CTS deposits. At December 31, 2003, these core deposits represented 64.6% of BCP’s total deposits. BCP’s extensive branch network facilitates access to this type of stable and low cost source of funding. At the same time, market conditions led to continued excess liquid funds. Additionally, BCP’s corporate clients are an important source of funding for BCP. As of December 31, 2003, BCP’s Wholesale Banking division accounted for approximately 28.1% of total deposits, of which 35.9% were demand deposits, 55.8% time deposits, and 8.3% savings. Of all deposits from BCP’s Wholesale Banking division, most (76.4%) were foreign currency-denominated (almost entirely U.S. Dollars) and the balance (23.6%) were Nuevo Sol-denominated.

     ASHC’s Private Banking division’s clients have traditionally provided a stable funding source for ASHC, as many are long-time clients who maintain their deposits with ASHC. As of December 31, 2003, ASHC had approximately 3,000 customers. Currently, about 95% of ASHC’s private banking clients are Peruvian. In the future, the Private Banking division intends to diversify its customer base geographically. During 2003, ASHC’s core deposit base increased to US$629.4 million from US$544.3 million as of December 31, 2002.

     All Credicorp subsidiaries have programs in place to comply with the “know your customer” regulations in place in the countries in which they operate. Perú has long-standing laws criminalizing money laundering activities, and such laws were further strengthened in 1996 with the adoption of Law 26702, which incorporated the guidelines of the Organization of American States directly into Peruvian law. Under Law 26702, the SBS has the authority to request detailed reports with respect to the movement of funds and the identity of depositors. According to recently enacted regulations, financial institutions must adopt internal mechanisms, special personnel training programs and procedures to detect and report unusual or suspicious transactions as defined therein. In addition to the provisions under Peruvian law, BCP established an internal “know your customer” policy in 1995. As an additional precaution, ASHC will open accounts only for individuals or entities that are recommended by senior officers of ASHC or BCP. See “—(iii) Credit Policy and Review.”

     (4). Investment Banking

     Credicorp’s investment banking businesses include:

  trading and brokerage services;

  treasury, foreign exchange and proprietary trading;

  asset management;

  trust, custody and securitization services; and

  investments by PPS.

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

     BCP’s subsidiary, Credibolsa Sociedad Agente de Bolsa S.A. (“Credibolsa”), is the leading brokerage house on the Lima Stock Exchange. During 2003, Credibolsa had a total trading volume of US$1.6 billion, increasing from US$1.4 billion in 2002. Credibolsa had 15% of the total trading volume in variable return instruments and 53% of the volume in trading of fixed income instruments on the Lima Stock Exchange in 2003, compared to 18% and 31% in 2002, respectively. Credibolsa’s trading volume was generated by domestic customers, both retail and institutional, and by foreign institutional clients as well as by Credicorp’s proprietary trading.

     In an environment of low profitability and high competition over the past few years, Credibolsa has been able to increase its profitability by expanding its sources of revenue. In addition to providing basic brokerage services, Credibolsa serves as a local market advisor for specialized stock market transactions and is one of the principal agents in the equity offerings of recently privatized companies in Perú. Credibolsa was second in the Commodities Market with 13.3% of the total and a traded volume of US$31.1 million in 2003 (US$27.3 million in 2002). See “—(3) Commercial Banking—(i) Wholesale Banking--Corporate Finance.”

     (ii) Treasury, Foreign Exchange and Proprietary Trading

     BCP’s treasury and foreign exchange groups are active participants in money market and foreign exchange trading. These groups manage BCP’s foreign exchange positions and reserves and are also involved in analyzing liquidity and other asset/liability matters. The trading desk plays an important role in short-term money markets in Nuevos Soles and in foreign currencies and has been active in the auctions of certificates of deposit by Perú’s Central Bank and in financings through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments. Its foreign exchange transaction volume was US$16.6 billion in 2003, increasing from US$14.9 billion in 2002, while its foreign exchange trading services market share was approximately 23% (24% in 2002).

     BCP’s proprietary trading consists of trading and short-term investments in securities, which are primarily Peruvian instruments. These short-term investments are primarily made to facilitate its corporate finance efforts. This has become an increasingly important part of BCP’s business, as BCP seeks returns on excess liquidity pending improved lending conditions.

     ASHC trades on its own account primarily by making medium-term investments in fixed income securities, equity securities and sovereign debt. The portfolio includes investment grade and non-investment grade debt securities of U.S. public companies and, to a much lesser extent, private U.S. debt and equity issues. Such securities are subject to substantial volatility and there can be no assurance as to their future performance. As of December 31, 2003, ASHC had approximately US$307.0 million invested in these types of securities (US$299.6 million in 2002). ASHC generally utilizes its own funds for these activities rather than borrowings. ASHC also holds an equity investment in Credicorp and an affiliate with a fair value of approximately US$153.4 million at December 31, 2003 (US$97.7 million at December 31, 2002), increasing during 2003 due to the transfer of shares held by BCP. ASHC’s investment portfolio, as well as future purchases, sales, overall investment strategy and the general profile of the trading portfolio are reviewed on a monthly basis by an investment committee comprised of members of its senior management. The Board of Directors of ASHC reviews and approves exposure limits for countries with transfer risk on a quarterly basis. The credit risk by counterparty is evaluated on a consolidated basis, including direct and indirect risk, such as interbank placements, loans, commitments, guarantees received, and trading securities purchased in the secondary market.

     (iii) Asset Management

     Credicorp’s asset management business is carried out by BCP in Perú and to a lesser extent in Bolivia, Banco Tequendama and by ASHC.

     In June 1994, BCP created Credifondo S.A., Sociedad Administradora de Fondos Mutuos de Inversión en Valores (“Credifondo”) to establish, provide advice to and operate mutual funds in Perú. In 2003 it continued to be the largest mutual fund manager in Perú with 50.3% of the market at year-end, as compared to 51.6% in 2002 (which included a 13.2% market share from BSCH-Perú’s fund administrator). At December 31, 2003, total Peruvian funds in the mutual funds system amounted to US$2.0 billion, increasing 34% from US$1.5 billion in 2002. Since 2001 volumes have grown substantially due in part to decreased interest paid on banking deposits.

     As of December 31, 2003, Credifondo managed six separate funds, with a total of 36,867 participants, decreasing from twelve funds in the prior year after consolidating funds transferred from BSCH-Perú’s fund administrator. Among the securities in which the different funds specialize are: equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds, U.S. Dollar-denominated short-term securities and U.S. Dollar-denominated real estate securities. As of December 31, 2003, the total amount of funds managed by Credifondo was US$1.0 billion, increasing from US$787.1 million at December 31, 2002.

     As of December 31, 2003, the Bolivian fund administrator managed a total of US$25.1 million of third-party funds, and Banco Tequendama managed a total of US$25.5 million of third-party funds.

     ASHC’s Asset Management group, created in 1989, conducts ASHC’s management of third-party funds which, including the aggregate of third-party assets, had total assets under management of US$664.1 million as of December 31, 2003, compared to US$545.3 million as of December 31, 2002. This increase was principally due to the decline of interest rates paid on banking deposits, which led clients to transfer their funds from deposits to investment products, and the introduction of new products, including outsourced mutual funds managed by specialized fund administrators. Investment decisions for funds, except for outsourced funds, are made by senior officers within ASHC, in accordance with guidelines of the Investment Committee.

     (iv) Trust, Custody and Securitization Services

     BCP’s Trust and Custody unit holds US$6.6 billion in securities for over 98,000 domestic and foreign clients. Custody services provided by BCP include the physical keeping of securities and the payment of dividends and interest. In addition, BCP acts as paying agent for securities of which it does not keep custody. BCP is one of the few banks in Perú qualified to serve as a foreign custodian for U.S. mutual funds. Trust services include escrow, administration and representation services, supervision of transactions done for its clients and transfer settlement and payment services for local securities issues, allowing clients to be adequately represented in their activities in the local and international securities markets. During 2000, BCP formed La Fiduciaria S.A. (“Fiduciaria”), the first specialized trust services company in Perú, in which Credicorp holds a 45% interest. In its third year of existence, Fiduciaria manages trusts for a majority of institutions in the national financial system, putting itself at the forefront of fiduciary services in the country. Operations encompassed sectors including energy, communications, mining, tourism, fishing, education and construction. Fiduciaria ended 2003 with 70 outstanding operations (43 in 2002) and a book value of managed equity of more than US$1.8 billion (US$230 million in 2002).

     (v) Investments by PPS

     PPS’s investments are made primarily to meet its solvency equity ratio and to provide reserves for claims. PPS manages its investments under two distinct portfolios. The first portfolio is designed to match the liabilities of property, automobile and health lines, and the second portfolio is designed to match the liabilities of life and annuities lines. Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. PPS invests in foreign markets, emphasizing investments in U.S. and European sovereign debt. PPS has adopted strict policies related to investment decisions. PPS’s investment strategies and portfolio generally are reviewed and approved monthly by its Board of Directors. Senior management does have investment authority, however, with respect to temporary investments using cash surpluses. For a discussion of PPS’s investment activities, see “—(5) Insurance—(iii) Investment Portfolio.”

     (5) Insurance

     Credicorp conducts its insurance operations exclusively through PPS, which provides a broad range of insurance products. In 2003, the six most significant lines together constituted 80.8% of total premiums written by PPS. These are commercial property damage (including fire, earthquake and related coverage but not personal injury, tort or other liability risk), automobile, health, life and pension fund underwriting and life annuities. PPS is the leading Peruvian insurance company, with a market share of 29.9% based on gross insurance premiums and 29.5% based on net premiums earned in 2003.

     PPS’s consolidated net income in 2003 was S/.38.4 million (US$11.1 million), an increase of 6.1% from S/.36.2 million (US$10.5 million) in 2002. Operating expenses during 2003 were 16.5% of net premiums written, lower than 18.2% in 2002 and 18.4% in 2001.

     PPS’s net underwriting results decreased 9.8% to S/.66.5 million (US$19.2 million) in 2003 mainly due to higher technical reserves. The ratio of net underwriting results to net premiums decreased from 8.4% during 2002 to 6.6% in 2003, also mainly due to the higher technical reserves. Total premiums increased 14.3% to S/.1,001.7 million (US$289.2 million) during 2003 from S/.876.2 million (US$253.0 million) in 2002. Net premiums earned, net of reinsured premiums and of technical reserves (as defined below in “—(ii) Claims and Reserves”), were S/.482.7 million (US$139.4 million) in 2003, decreasing 2.0% as compared to the previous year.

     PPS’s business is highly concentrated: its client base consists of over 16,000 companies and over 87,000 individuals, not including those affiliated with group health insurance programs through the companies by which they are employed. PPS’s property lines are distributed through agents and brokers, while life insurance is sold by PPS’s own sales force. Revenues from policies written for the three largest and twenty largest customers represented 12.8% and 27.3% of total premiums, respectively, as of December 31, 2003, and 15.0% and 30.7%, respectively, as of December 31, 2002. The ten largest brokers accounted for approximately 25.1% of total premiums as of December 31, 2003. This concentration is attributable primarily to the relatively low premium levels of its personal insurance products compared to that of the commercial property line (where PPS traditionally has ceded to reinsurers substantially all premiums written). Accordingly, although PPS cedes to reinsurers a substantial portion of its commercial property-casualty premiums, significant losses by one or more major customers could result in significant claims for PPS.

     El Pacífico Vida (“Pacífico Vida”), PPS’s life insurance subsidiary since 1997, is 38%-owned by a subsidiary of American International Group (“AIG”). Pacífico Vida had total premiums of S/.342.9 million (US$99.0 million) in 2003, 42.3% over premiums in 2002, which in turn increased 7.5% over 2001. Growth in 2003 was primarily driven by a 136.6% increase in premiums in the life annuity business line in such year to S/.155.2 million (US$44.8 million), which represented a 25.2% market share. PPS expects to increase its life insurance sales in Perú in the next few years and believes that AIG’s participation in Pacífico Vida will provide the company with an advantage in competing for market share, which stood at 31.3% of the individual life and at 30.4% of the legal life segments in 2003, compared to 30.9% and 26.5% in 2002, respectively. The individual life insurance and the life annuities markets are expected to have the highest growth rates. Credicorp, through BCP’s branch network, during 2003 sold 21,000 term life insurance policies covering accident and natural causes.

     In 1999, PPS formed a new subsidiary called Pacífico S.A. Entidad Prestadora de Salud (“Pacífico Salud”), becoming one of only three private health service providers that offer an alternative to public social security. Pacífico Salud had total revenue of US$23.9 million in 2003 and US$24.8 million in 2002, with net income of US$0.7 million in 2003 and of US$1.4 million in 2002. In March 2004, PPS acquired Novasalud EPS, for US$6.5 million, which is expected to merge with Pacífico Salud in the second quarter of 2004. During fiscal year 2003 Novasalud EPS reported total fees of US$36.6 million.

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

     PPS utilizes reinsurance to limit its maximum aggregate losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on evaluation of the financial security of the reinsurer, terms of coverage and price. PPS’s principal reinsurers in 2003 were Lloyd’s, New Hampshire (an AIG company), Munchener Ruck, Swiss Re, Everest Re, Converium AG, QBE Re, and Hannover AG. Premiums ceded to reinsurers represented 24.8%, 26.2% and 25.0% of premiums written in 2001, 2002 and 2003, respectively. PPS acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers who are unable to satisfy their reinsurance requirements. As of December 31, 2003, premiums for reinsurance written by PPS totaled S/.12.9 million (US$3.7 million).

     Although PPS historically has obtained reinsurance for a substantial portion of its earthquake-related risks and maintains catastrophe reserves, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition.

     (ii) Claims and Reserves

     Net claims paid as a percent of net premiums written (i.e., the net loss ratio) decreased to 48.7% in 2003 from 58.6% in 2002 and 63.9% in 2001. The net loss ratio from the health and medical assistance insurance line, which represented 18.0% and 21.8% of total premiums in 2003 and 2002, respectively, decreased to 83.5% from 85.2% in 2002. Automobile risks, 5.6% of PPS’s premiums in 2003 (7.1% in 2002), increased to 60.7% in 2003 from 59.5% in 2002. The property casualty line, 23.5% of total premiums in 2003 (22.6% in 2002), decreased to 13.4% from 15.9% in 2002. Marine hull insurance claims, 3.1% of premiums, increased to 71.1% from 60.3% in 2002. The net loss ratio from private pension fund insurance, 7.7% of total premiums in 2003 (9.2% in 2002), decreased from 110.4% in 2002 to 109.8% in 2003.

     PPS is required to establish claims reserves in respect of pending claims in its property-casualty business, reserves for future benefit obligations under its in-force life and accident insurance policies, and unearned premium reserves in respect of that portion of premiums written that is allocable to the unexpired portion of the related policy periods (collectively, “Technical Reserves”).

     PPS establishes claims reserves with respect to claims that have been reported and for which loss amounts have been estimated. Such reserves are reflected as liabilities in PPS’s financial statements, net of any related reinsurance recoverables. Reserves for incurred but not reported (“IBNR”) claims are estimated and provisioned, net of reinsurances and possible recoveries, considering actual amounts in the last seven years. Pursuant to internal policies, however, PPS sets aside approximately 35% of its monthly health insurance premiums as IBNR reserves.

     Pursuant to SBS regulations, PPS establishes pre-event reserves for catastrophic risks with respect to earthquake coverage, including since 2003 unearned premiums, in the commercial property,

business interruption, and engineering lines. According to IFRS principles, income charges for catastrophic reserves are reversed for Credicorp’s financial statements.

     PPS records as liabilities in its financial statements actuarially determined reserves calculated to meet its obligations under its life and accident policies and its pension fund underwriting business. These reserves are determined using mortality tables, morbidity assumptions, interest rates and methods of calculation in accordance with international practice. PPS also establishes unearned premium reserves to cover the risks, in future periods, of policy lapse or termination prior to the end of the policy period.

     There can be no assurance that ultimate claims will not exceed PPS’s reserves.

     (iii) Investment Portfolio

     PPS’s net investment income and realized capital gains on invested assets together accounted for 13.9% and 13.6% of PPS’s revenues for the years ending December 31, 2003 and 2002, respectively.

     As of December 31, 2003, the book value of PPS’s trading securities was S/.75.8 million (US$21.9 million) while the investment portfolio, after the sale of Backus and including Credicorp as discussed below, was S/.1,213.9 million (US$350.5 million), which included:

  S/.1,193.9 million (US$344.8 million) invested primarily in bonds and net of S/.40.5 million (US$11.7 million) of provisions for lower market value; and

  S/.27.5 million (US$7.9 million) invested in real estate and other assets, net of S/.32.2 million (US$9.3 million) in depreciation charges and provisions for lower market value assessment.

     As of December 31, 2003, the market value of the listed equity securities portfolio was S/.116.2 million (US$33.5 million), which includes Credicorp Ltd. shares for S/.89.1 million (US$25.7 million), compared to S/.133.3 million (US$39.2 million) in December 2002. See “—(12) Selected Statistical Information—(iii) Loan Portfolio—Concentrations of Loan Portfolio and Lending Limits.”

     PPS’s investment portfolio, before the sale of Backus in 2001, was highly concentrated in equity securities which, combined with limited investments in fixed income securities, made both the value and the income of the investment portfolio vulnerable to extreme volatility. With part of the proceeds from the Backus sale, additional investments have been primarily made in fixed income securities. Because the investments in specific securities are large, there can be no assurance that PPS could readily dispose of significant portions of its securities portfolio at market values. Accordingly, there are risks associated with the potential illiquidity of PPS’s securities holdings in the event that significant claims give rise to the need to liquidate rapidly a portion of such holdings.

     Part of PPS’s strategy is to maintain an adequate foreign exchange position in U.S. Dollars, since a significant portion of its premiums are denominated, and much of its operations are conducted, in U.S. Dollars. In 2003, 71.0% of the gross premiums received by PPS were denominated in U.S. Dollars (74.1% in 2002). As of December 31, 2003, PPS had US$39.2 million in short and medium-term U.S. Dollar-denominated deposits and U.S. Dollar-denominated bonds (primarily issued by Peruvian companies) (US$56.6 million as of December 2002).

     (6) Distribution Network

     (i) Commercial Banking

     As of December 31, 2003, BCP’s branch network consisted of 116 branches in Greater Lima and 87 branches in the provinces of Perú, the largest number of branches, with the most extensive country coverage, of any privately held bank in Perú. Credicorp believes that BCP’s branch network has been largely responsible for BCP’s success in attracting stable, relatively low-cost deposits. BCP has installed the most extensive network of ATMs in Perú, currently consisting of 506 ATMs, increasing from 397 at year-end 2002, in addition to other electronic channels, including the Internet, that provide clients with a wider array of services and reduce congestion in the branches. During 2002, BCP began operations of an agency in Miami and a branch in Panama, and closed its branches in Nassau and New York. During 2003, BCP converted BCOL, its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC, which expects to dissolve BCOL’s operations during 2004.

     ASHC keeps an office in Panama and a representative office in Lima. Banco Tequendama operates 15 branches in Colombia, after the sale of its branches in Venezuela in 2002. BCB has 46 branches located throughout Bolivia.

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

     Credicorp is attempting to expand PPS’s sales network, which currently has 23 offices throughout Perú, by selling certain insurance products through BCP’s branch network. PPS offers, in collaboration with BCP, a life and health insurance product called Segurimax as well as a personal life insurance product that combines accidental death coverage with renewable term life insurance.

     (7) Operations Support

     Credicorp’s operations are primarily conducted by BCP’s support departments. Commercial Banking operations are supported by BCP’s Credit division, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “—(3) Commercial Banking—(iii) Credit Policy and Review.”BCP’s Planning and Finance division is responsible for planning, accounting and investor relations functions. Planning and Finance is also responsible for analyzing the economic, business and competitive environment in order to provide the necessary feedback for senior management’s decision-making. BCP’s Administration division has responsibility for systems, institutional and public relations, human resources, the legal department, security, maintenance and supplies.

     The Banking Services division is in charge of managing distribution channels, as well as procedures aimed at satisfying requirements of retail banking, while the Systems and Organization division is responsible for processes and information regarding technological and organizational matters.

The Distribution Channels unit operates BCP’s branch network. BCP continually evaluates its branch network to monitor branch profitability in order to improve operating efficiency.

     During 2003, the Banking Services division’s goals included increasing income, reducing expenses and increasing the number of customers. As to income, the Banking Services division contributed 47% of products sold by Personal Banking (40% in 2002). To reach the goal of expanding into new areas, seven out of ten new branches opened during 2003 were on the outskirts of Lima where population is dense and there are many small and micro businesses. The number of transactions nationally grew 19.4% in 2003, after a 2.5% increase in 2002.

     In 2003, BCP continued to introduce important technological developments, expanding its service to customers who engage in a high number of transactions as well as making improvements in quality and lowering costs. BCP has 1.5 million customers who carried out 17.2 million transactions per month in 2003, increasing from 14.5 million per month in 2002, and have access to the largest and most varied distribution network in Perú. Towards the end of 2003, 61% of customer transactions were carried out via self-service, having increased from only 25% in 1996. Of total customer transactions, 17% were performed in ATMs, 14% by the “call center” and self-service terminals, 12% on the Internet and 8% through remote banking at companies.

     This level of self-service activity reflects an increase in BCP’s use of new technologies to improve its services to its customers. These technologies include a network of 506 ATMs available to 1.3 million bank card holders, the phone banking service Comunica-T, which has increased the capacity of its automated “Call Center,”receiving up to 600,000 calls per month, Saldomatic terminals, which are specialized devices placed in the branches for self-service access to account balances and transactions, and Internet banking. To improve the efficiency of these processes, BCP maintained the policy of encouraging the use of electronic distribution channels by applying more attractive rates than those charged at its branch offices.

     During 2003, investment in technology, information systems, equipment and programs reached US$13 million, decreasing from US$15 million in 2002. In 2003, major stages of development of the “umbrella” T-3 project of technological transformation were completed, including the implementation of applications specific to operations in Bolivia. The T-3 project involves the implementation of modern versions of several critical systems, adopting a new systems architecture that uses “middleware” and installing a set of components that allow services to assure their uninterrupted availability. The T-3 project is expected to be completed in its entirety during 2004.

     During 2003, Credicorp continued its strategy of simplifying its systems and reducing costs. Through the T-3 project, the number and complexity of systems and suppliers is being reduced, with several applications being handled by a single supplier. In addition, the use of automatic testing environments will be expanded, as well as the use of the Dedicated Development Center in the city of Arequipa, Perú, for the production of computing programs designed to improve the allocation of installed capacity. In 2003, significant gains in efficiency were also obtained through the application of new budget procedures which improved the allocation of available resources to further the goals of each business unit in accordance with company-wide priorities.

     Following the merger of BSCH-Perú into BCP in February 2003, the systems of BSCH-Perú, including information on approximately 100,000 customers, was effectively incorporated into BCP’s databases. Also during 2003, operations in Miami and Panama were significantly restructured as a result of the move of the offices of Atlantic Security Bank (“ASB”) from Miami to Panama and the implementation of systems for BCP’s offices in Miami and for Credicorp Securities’ broker-dealer operations. The COBIS system, already in place at Banco Tequendama, was also implemented in BCP’s offices in Miami and Panama and at ASHC’s Panama and Grand Cayman offices.

     PPS has an independent operations support department. Credicorp’s current strategy is to integrate the operations support departments of its subsidiaries.

     In 2003, Banco Tequendama completed system applications designed to improve personal loan products and treasury operations. The applications focused on increasing operating efficiency through improvement in the procedures applied in the loan disbursement phases and in the management of client data, and also through the restructuring of the operations and technology areas.

     In 2004, the Systems division will concentrate on applying the advances accomplished through the T-3 project, adding new components to increase the availability and stability of services and widening the application of “middleware.”

     (8) Competition

     (i) Banking

     The Peruvian banking sector is currently comprised of 14 commercial banking institutions. As of December 31, 2003, BCP ranked first among all Peruvian banks in terms of assets, deposits and loans, representing approximately 34.4%, 36.1% and 34.4%, respectively, of the total of all Peruvian banks, compared to market shares of 37.0%, 38.6% and 36.3%, respectively, at December 31, 2002. As of December 31, 2003, the next four largest banks in terms of deposits (Banco Continental, Banco Wiese Sudameris, Interbank and Sudamericano) had deposits representing 23.4%, 15.7%, 8.9% and 3.5%, respectively, and loans representing 18.1%, 14.8%, 9.5%, and 4.7%, respectively, of the total of all Peruvian banks.

     The Peruvian banking industry experienced consolidation and increased foreign entry following the passage of Legislative Decree 637 in 1991 and Legislative Decree 770 in 1993, which liberalized the banking industry and removed all restrictions on foreign ownership of Peruvian financial institutions. See “—(10) The Peruvian Financial System—(i) General.” Banks new to Perú in the last several years include BNP-Andes, Banco del Trabajo, Solventa and Serbanco. Some of these banks initially focused on satisfying demand for consumer loans but sold part of their loan portfolio in 1998 to Solución and now serve other sectors or have merged into other banks. Banks that have undergone privatization include: Banco Continental, the country’s third largest bank, which was acquired by Banco Bilbao Vizcaya of Spain, which is associated with Perú’s Grupo Brescia; and Interbank, purchased in July 1994 by IFH Perú S.A., which is associated with Banco Osorno y La Union of Chile. Acquisitions of Peruvian banks by non-Peruvian companies include: (i) Banco Interandino and Banco Mercantil, purchased by Banco Santander of Spain, (ii) Banco de Lima, acquired by Banco Sudameris of France, (iii) Banco del Sur, acquired in early 1996 by a group composed of the Luksic group of Chile, Banco Central Hispano of Spain and HSBC Holdings of the UK, and (iv) Extebandes, acquired in January 1998 by Standard Chartered Bank of the UK.

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

     Since 1999, excess liquidity at major Peruvian banks has put pressure on margins. Credicorp does not intend to pursue corporate lending opportunities that are unprofitable solely in order to maintain market share. As a result, Credicorp does not expect Corporate Banking to grow at levels experienced in the past. However, Credicorp will seek to maintain its close relationships with corporate customers, focusing on providing prompt responses to their requirements and setting competitive prices. To this end, Credicorp is currently updating its information systems to improve customer service and to allow management to obtain information on customer and business profitability more efficiently. Credicorp also intends to expand the range of BCP’s investment banking and cash management products.

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

     (ii) Capital Markets

     In the Wholesale Banking division, BCP’s Corporate Banking area has experienced increased competition and pressure on margins over the last few years. This is primarily the result of new entrants into the market, including foreign and recently privatized commercial banks as well as local and foreign investment banks and non-bank credit providers, such as pension fund administrators (“AFP”) and mutual fund companies.

     In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. In recent years the AFP’s and mutual funds-managed assets have increased at rates over those experienced by the banking system. The private pension fund assets reached US$6.4 billion as of December 31, 2003, increasing 42.0% since December 31, 2002, with a return of 21.2% in real terms in the year. Total mutual funds amounted to US$2.0 billion, after growing 33.7% since December 31, 2002, with a 2.9% return (in U.S. Dollar terms) in year 2003.

     (iii) Other Financial Institutions

     Other institutions in the Peruvian financial system tend to specialize in a given market segment. Such institutions include finance companies, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives that mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals, markets which have shown substantial increases in recent years. BCP is facing strong competition from these credit providers, primarily in respect of micro-business loans, where such providers lent US$425.7 million as of December 31, 2003, or 58.9% of the total in the financial system, and in consumer loans, where such providers lent US$406.3 million, or 25.4% of the total in the financial system. BCP also faces strong competition in its credit card operations from credit cards issued by retail stores.

     In retail banking, Credicorp has found that small businesses are able to borrow from banks at better rates than those provided by suppliers and that the rates offered by BCP are competitive with those of other banks and other types of financial institutions.

     Credicorp believes that BCP’s reputation as a sound institution, together with its nationwide branch network coverage, provides it with an advantage over its principal competitors.

     (iv) Insurance

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

     (9) Peruvian Government and Economy

     While Credicorp is incorporated in Bermuda, substantially all of BCP’s and PPS’s operations and customers are located in Perú. Although ASHC is based outside of Perú, a substantial number of its customers are also located in Perú. Accordingly, the results of operations and financial condition of Credicorp could be affected by changes in economic or other policies of the Peruvian government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in Perú, including a devaluation of the Nuevo Sol relative to the U.S. Dollar or the imposition of exchange controls by the Peruvian government. See “Item 10. Additional Information—(D) Exchange Controls.” Credicorp’s results of operations and financial condition are dependent on the level of economic activity in Perú.

     (i) Peruvian Government

     During the past several decades, Perú has had a history of political instability that has included military coups d’état and different governmental regimes. Past governments have frequently intervened in the nation’s economy and social structure. Among other things, past governments have imposed controls on prices, exchange rates, local and foreign investment, and international trade; have restricted the ability of companies to dismiss employees; and have expropriated private sector assets. In 1987, the administration of President Alan García attempted to nationalize the banking system. Facing an attempt by the state to control BCP, the majority shareholders of BCP at that time sold a controlling interest in BCP to its employees, which prevented the government from gaining control of BCP. See “—(C) Organizational Structure.”

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

     Over the course of his government, President Fujimori implemented a broad-based reform of Perú’s political system, economy and social conditions, aimed at stabilizing the economy, reducing bureaucracy, eradicating corruption and bribery in the judicial system, promoting private investment, developing and strengthening free markets, strengthening education, health, housing and infrastructure and suppressing terrorism. In 2000, President Fujimori won a third five-year term in a controversial two round election. In the April 2000 presidential election, Fujimori’s 49.9% victory was short of gaining a first round majority vote, forcing a second round election in May which was boycotted by the opposition candidate. After taking office for his third term in July 2000 under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals, and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

     Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil. However, return of investor and consumer confidence has been slow after the prolonged recession and there are lingering doubts about whether the government of President Toledo will be able to achieve the consensus needed to govern and promote sustained growth.

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

     President Toledo has retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating certain tax exemptions, reducing underemployment and unemployment and privatizing state-owned companies in various sectors. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Perú has experienced moderate economic growth during the Toledo administration. Nevertheless, the Toledo administration faces public unrest spurred by disappointment that its policies have not immediately led to a significant reduction in the high rates of unemployment, underemployment and poverty. President Toledo has restructured his cabinet on various occasions in 2002 and 2003 in an effort to maintain his political alliances and quell public unrest.

     (ii) Peruvian Economy

     At the beginning of the 1990s, President Fujimori liberalized price and wage controls in the private sector, eliminated all restrictions on capital flows, instituted emergency taxes to reduce the fiscal deficit, and liberalized interest rates. Furthermore, his government established an agenda to institute a wide-ranging privatization plan and re-establish relations with the international financial community. President Toledo has continued these market-oriented policies but, facing opposition from a fragmented Congress and social pressures from unions and regional movements, he has passed some interventionist measures.

     In the late 1980s and early 1990s, the Peruvian economy was volatile, with the country’s GDP contracting by 11.7% in 1989 and by 5.2% in 1990, growing by 2.2% in 1991, and contracting by 0.4% in 1992. The results of stabilization plans resulted in GDP increasing 4.8% in 1993, 12.8% in 1994, 8.6% in

1995, 2.5% in 1996, 6.7% in 1997. The “El Niño” and other adverse economic conditions led to a drop of -0.5% in 1998, but recovered 0.9% in 1999, 3.1% in 2000, 0.3% in 2001, 4.9% in 2002, and by 4.0% in 2003. It should be noted that GDP growth figures for some years were revised downwards by the national statistical institute, the INEI, in 2000, which recalculated Perú’s GDP in 1999 at around $52 billion using a 1994 base year, some 10% below the previous estimate based on 1979 figures.

     In 2003, the Peruvian economy grew by 4.0%. The economy benefited from increased international demand for exports, as well as growth in consumption, and in the construction and manufacturing sectors, which offset a drop in private investment. The continued growth in GDP since the second half of 2001 evidences the strength of Perú’s economy in the face of adverse external and internal factors. In 2002 and 2003, unlike other Latin American countries, Perú managed to resist the effects of on-going internal political unrest, the Argentine crisis, the climate of uncertainty that surrounded the presidential elections in Brazil and a greater reluctance among investors to take on risks in Latin America.

     One of the principal factors that contributed to the improvement of economic expectations was the 17% increase in exports in 2003. In particular, there was higher foreign demand for minerals and raw materials and manufacturers benefited from the Andean Trade Promotion and Drug Eradication Act (“ATPDEA”) tariff preferences. However, production was uneven and sectors such as mining (particularly mining of precious metals), non-primary manufacturing and agriculture registered gains, while fishing and raw material-based manufacturing remained stagnant or registered only minimal growth.

     The decision of the United States in August 2002 to renew and expand tax benefits through the ATPDEA for certain Latin American exports was very beneficial to the manufacturing sector because of its inclusion of Peruvian textiles. These incentives are expected to stimulate exports over the next two years. In May 2004, a free trade agreement began to be negotiated with the United States, together with Colombia and Ecuador, which is expected to extend the favorable tariff status beyond 2006.

     The government-backed initiative to encourage mortgage loans and the construction of low-cost housing through the MiVivienda program continued to stimulate significant volumes of construction in 2003, aiding expansion of mortgages. As part of the MiVivienda program, US$134 million in loans were granted in 2003, compared to US$72 million in 2002, and US$25 million in 2001.

     Perú has achieved a high economic growth rate despite difficulties in the domestic political arena. The privatization program, which had been expected to raise US$700 million during 2002, encountered problems in June 2002 with public protests against the sale of two electricity generating companies in the south of Perú. This caused the virtual suspension of the program, which obtained income of only US$355 million in 2002, and an almost negligible amount in 2003. The outlook for the sale of other assets remains uncertain, but the government is preparing to relaunch its concessions program in 2004.

     Perú’s trade deficit decreased from US$0.6 billion in 1999 to US$0.3 billion in 2000 and US$90,000 in 2001. Perú registered a US$210,000 surplus in 2002 and a US$710,000 surplus in 2003, principally due to continued exports growth. Exports climbed to US$9.0 billion in 2003, 17.1% higher than the US$7.6 billion registered in 2002, driven by the greater volume of traditional exports, in particular minerals. Imports rose to US$8.2 billion, with increases mainly in raw materials and capital goods.

     Perú registered a current account deficit of US$1.8 billion in 1999, which decreased to US$1.6 billion in 2000, and further to US$1.2 billion in 2001 and in 2002, and to US$1.1 billion in 2003. Perú’s financial account had a surplus of US$1.1 billion in 1999 and 2000, declined to US$1.0 billion in 2001, grew to US$1.8 billion in 2002 as a result of increased public sector capital inflows, and remained at

US$1.8 billion in 2003. The flow of direct foreign investment into Perú was US$433 million in 2000, US$803 million in 2001, US$2.2 billion in 2002 and US$1.3 billion in 2003.

     The inflation rate in Perú, as measured by the Lima consumer price index, has fallen from 7,650.0% in 1990 to 139.2% in 1991, 56.7% in 1992, 39.5% in 1993, 15.4% in 1994, 10.2% in 1995, 11.8% in 1996, 6.5% in 1997, 6.0% in 1998, and 3.7% in both 1999 and 2000, turning into deflation of 0.1% in 2001, and back to inflation of 1.5% in 2002 and 2.5% in 2003.

     The average bank market exchange rate for Nuevos Soles in Perú was S/.3.463 per US$1.00 at December 31, 2003, a 1.5% decrease from S/.3.514 per US$1.00 as of December 31, 2002. The strengthening of the Nuevo Sol relative to the U.S. Dollar was consistent with the pattern for other Latin American currencies, which resulted from higher exports and the weakening of the U.S. Dollar.

     Interest rates have behaved erratically since 1995 but fell gradually over this period until September 1998, at which point the trend reversed due to liquidity constraints brought on by the international financial crisis. The nominal monthly interest rate on loans in Nuevos Soles was 37.1% in December 1998, decreasing to 32.0% in December 1999, to 26.5% in December 2000, to 23.0% in December 2001, to 20.7% in December 2002, before increasing to 22.3% in December 2003.

     Perú’s recent economic reforms have also caused an increase in the fiscal deficit. Perú had a deficit of 3.1% in 1999 and 3.2% in 2000. The deficit declined to 2.5% in 2001, principally due to lower public investment, declined again to 2.3% in 2002, in line with the goal agreed upon with the International Monetary Fund (the “IMF”), and continued to decline to 1.9% in 2003. In addition, efforts to increase tax revenues have been successful, with tax collections increasing from 6.7% of GDP in 1989 to 12.3% of GDP in 2001, 12.1% in 2002 and 12.9% in 2003. In order to meet fiscal needs, in 2003 Perú accessed the international capitals markets by closing three bond offerings for a total of US$1.25 billion. The February 2003 offering was the first such issue of Peruvian sovereign bonds in more than six decades.

     In October 1995, Perú reached a preliminary Brady agreement with the Bank Advisory Committee representing commercial creditors holding Perú’s past due short, medium and long-term debt. The Peruvian government finalized the Brady agreement in March 1997, achieving a reduction of Perú’s external debt (approximately US$4.9 billion) and a restructuring of future maturities. Additionally, in July 1996 Perú reached an agreement with the Paris Club countries, resulting in the rescheduling of 1996-1998 maturities. High loan principal amortizations due in 2004 and 2005 are expected to be subject to an additional operation to reduce cash requirements in these years.

     In 1999, Perú signed a three-year extended fund facility accord with the IMF, the third consecutive IMF program it has followed, giving the country a stable framework for macroeconomic planning. However, the fall in tax revenue and increased spending in 1999 caused Perú to fail to fulfill the fiscal goal agreed upon with the IMF of a primary fiscal surplus of 0.5%, which is the public sector’s result before capital costs or gains, debt servicing and privatization income. In fact, Perú reported a primary sector deficit of 0.1% in 1999 and of 0.2% in 2000. Perú renegotiated economic targets of its 2000 three-year program, and the IMF approved a new one-year program in March 2001, a second agreement in February 2002 and a follow-up accord in March 2003 with a 1.9% fiscal deficit target for 2003, which was achieved.

     The current Stand-By Agreement was approved by the IMF on June 9, 2004, and covers years 2004 to 2006. The macro-economic framework of the agreement stresses the consolidation of recent year-on-year gains due to the low inflation rate and continued improvements in the public sector deficit, tax reform, current account deficit, level of foreign reserves, and other variables, in order to seek higher

GDP growth. The program focuses on, among other points, reducing the public sector deficit to 1.4% of GDP in 2004 and to 1% per year in each of 2005 and 2006, and on lowering the debt-to-GDP ratio from 47.5% in 2003 to 41.0% in 2006.

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

     (10) The Peruvian Financial System

     As Credicorp’s activities are conducted primarily through banking and insurance subsidiaries operating in Perú, a summary of the Peruvian financial system is set forth below.

     (i) General

     At December 31, 2003, the Peruvian financial system consisted of the following principal participants: the Central Bank, the SBS, 14 banking institutions (not including Banco de la Nación), four finance companies (including Solución), and six leasing companies. In addition, Perú has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations, and savings and credit cooperatives.

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

     (iii) SBS

     The SBS, whose authority and activities are discussed in “—(11)  Supervision and Regulation,” is the regulatory authority charged with implementation and enforcement of the norms contained in Law 26702 and, more generally, with the supervision and regulation of all financial institutions in Perú.

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

     The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 12 in 1996, increased to 16 in 2002, as new insurance companies specializing in life insurance were created, but declined to 14 in 2003.

    (11) Supervision and Regulation

    (i) Credicorp

    Currently, there are no applicable regulatory controls under the laws of Bermuda that are likely to have a material impact upon Credicorp’s operations as currently structured. Under Bermuda law, there is no regulation applicable to Credicorp, as a holding company, that would require Credicorp to separate the operations of its subsidiaries incorporated and existing outside Bermuda. Since Credicorp’s activities will be conducted primarily through subsidiaries in Perú, the Cayman Islands, Colombia and Bolivia, a summary of Peruvian banking and insurance regulations and Cayman Islands banking regulations is set forth below.

    Certain requirements set forth in Law 26702 and certain SBS regulations, including SBS Resolution No.0446-2000, enacted in June 2000, which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates,” are applicable to Credicorp and BCP. These regulations affect Credicorp and BCP primarily in the areas of reporting and risk control guidelines, limitations, ratios, and capital requirements.

    Since Credicorp’s Common Shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, Credicorp is subject to certain reporting requirements of the Comision Nacional Supervisora de Empresas y Valores (“CONASEV”), the securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listings—(C) Markets—The Lima Stock Exchange—(ii) Market Regulation.”

    (ii) BCP

    Overview

    The operations of BCP are regulated by Peruvian law. The regulatory framework for the operations of the Peruvian financial sector is set forth in Law 26702. Implementation and enforcement of Law 26702 are effected by periodic resolutions issued by the SBS. See “—(10) The Peruvian Financial System.” The SBS, under the direction of the Superintendent of Banks and Insurance Companies, supervises and regulates those entities that Law 26702 classifies as financial institutions, including commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must seek the authorization of the SBS before initiating new operations.

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

    Management of Operational Risk

    SBS Resolution No. 006, enacted in January 2002, approved guidelines for the management of operational risk, which includes a broad range of risks. Resolution No. 006 defines operational risks as those dealing with the possibility of suffering financial losses due to deficiencies in internal procedures, information technology or personnel, or the occurrence of adverse external events. It also establishes responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in the performance of their operations and services in order to minimize possible financial losses due to inadequate or non-existent policies or procedures.

    Credicorp, following these SBS guidelines as well as guidelines issued by the Basel Committee on Banking Supervision and the advice of international consultants, has set up at BCP a specialized unit in charge of introducing advanced operational risk control procedures. In forming this unit, Credicorp intends to be guided by the risk control standards of international financial institutions noted for their leadership in this field. The unit’s overall objective is the implementation of an efficient and permanent monitoring system for the control of operational risks, while actual management of risk control procedures is conducted by the areas that carry out critical activities. There are ongoing initiatives for the establishment of operational risk management procedures at other Credicorp subsidiaries. Additionally, procedures that will allow Credicorp to comply specifically with internal controls over financial reporting requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 are being developed as part of a company-wide effort.

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

    Law 26702 requires that the total amount of risk-weighted assets not exceed 11 times the regulatory capital of the bank, meaning that BCP must maintain regulatory capital at a level of at least 9.09% of its total risk-weighted assets. The limit of 11 times risk-weighted assets to regulatory capital was phased in, becoming effective in December 1999. Any bank that is not in compliance with the capital adequacy requirements of Law 26702 is required to post a special deposit with the Central Bank, which is frozen until such bank is within the capital adequacy requirements. Regulatory capital in excess of credit risk requirements may be applied to cover market risks. In general, foreign exchange risk positions require a coverage of 9.09% of regulatory capital. As of December 31, 2003, BCP’s unconsolidated amount of risk-weighted assets was 9.1 times regulatory capital, or regulatory capital was 10.9% of risk-weighted assets which included US$354.3 million of market risk assets.

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

    Legal Reserve Requirements

    Pursuant to Article 67 of Law 26702, all banks must create a legal reserve. Each year a bank must allocate 10% of its net income to its legal reserve until its legal reserve is equal to 35% of its paid-in capital stock. Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above. As of December 31, 2003, BCP’s unconsolidated legal reserve was S/.521.0 million (US$150.4 million), equivalent to 42.5% of BCP’s paid-in capital as of such date.

    Provisions for Loan Losses

    Guidelines for the establishment of provisions for loan losses by Peruvian credit institutions, including commercial banks, are set by the SBS. Law 26702 grants authority to the SBS to establish loan reserves and does not allow for the inclusion of collateral in determining the net amount of outstanding credit risk subject to provision. See “—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.”

    Provisions for Country Risk

    SBS Resolution No. 505, enacted in June 2002, requires the establishment of provisions for exposure to country risk, which is defined as including sovereign risk, transfer risk and expropriation or nationalization risk, that may affect operations with companies or individuals in foreign countries. Additionally, the SBS established guidelines for the procedures and responsibilities for the management of country risk, to be applied no later than October 31, 2002. Operations subject to country risk were to have required provisions registered by January 31, 2003. Procedures already followed by Credicorp for the control of its exposure in different countries are similar to the guidelines of this Resolution, except for the required provisions. As of December 2003, Credicorp was in full compliance with the required provisions.

    Central Bank Reserve Requirements

    Under Law 26702, banks and finance companies are required to maintain an encaje (legal reserve) for certain obligations. The Central Bank may require additional and marginal reserves. The exact level and method of calculation of the reserve requirement is set by the Central Bank. For purposes of calculating the required legal reserve, the following, pursuant to regulations issued by the SBS, are obligations: demand and time deposits, savings accounts, securities, certain bonds and funds administered by the bank. Starting in April 2004, the Central Bank requires reserves on amounts due to foreign banks and other foreign financial companies, which were not previously considered obligations. The regulation excludes funding from other central banks, governments or multilateral lending agencies.

    Since August 2000 the rate of the legal reserve has been 6% (formerly 7%) of the obligations described above. The reserve may be kept in cash by the corresponding bank or finance company, with a minimum of 1% held in deposits in current accounts in the Central Bank. Additional reserves for obligations in foreign currency are determined in two steps. First, foreign currency obligations exceeding the base amount, set as the average daily balance during February 2004 (previously October 2000), are subject to a 20% reserve requirement (45% during 1997). In the second step, the obligations equal to or less than the base amount average balance are subject to a reserve requirement “average rate” of approximately 33% since August 2000. This average rate was approximately 43% during 1997, decreasing 4.5 percentage points in the last months of 1998, and again by 3 percentage points in August 2000. The legal reserve (6%) and the additional reserve must be calculated in Nuevos Soles for obligations in local currency and in U.S. Dollars for obligations in foreign currency. The Central Bank also establishes the interest rate payable from time to time on the reserves that exceed the legal 6% requirement. The Central Bank oversees compliance with the reserve requirements.

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

    The limits for credit extended to one borrower vary according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. As of December 31, 2003, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/.163.2 million (US$47.1 million) for unsecured loans, and the 30.0% limit amounted to S/.489.7 million (US$141.4 million) for secured loans. If a financial institution exceeds these limits, the SBS may impose a fine on the institution.

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

    Risk Rating

    Law 26702 and SBS Resolution No. 672, enacted in October 1997, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis (updated in March and September), in addition to the SBS’s own assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A”, lowest risk, to “E”, highest risk, allowing for sub-categories within each letter. As of September 2003, BCP was assigned the “A” risk category by its two rating agencies.

    Deposit Fund

    Law 26702 provides for mandatory deposit insurance to protect all types of deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund, or the “Fund”) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premiums begin at 0.45% of total funds on deposit under the coverage of the Fund, if the bank is classified in the lowest risk category, and increase to 1.45% applicable to banks in the highest risk category. The maximum amount that a customer is entitled to recover from the Fund is S/.71,757 from June through August 2004.

    Intervention by the SBS

    Pursuant to Law 26702, as amended by Law 27102, the SBS has the power to seize the operations and assets of a bank. These laws provide for three levels of intervention by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken upon the occurrence of certain events, including if such bank: (i) interrupts payments on its liabilities; (ii) repeatedly fails to comply with the instructions of the SBS or the Central Bank; (iii) repeatedly violates the law or the provisions of the bank’s bye-laws; (iv) repeatedly manages its operations in an unauthorized or unsound manner; or (v) its regulatory capital falls or is reduced by more than 50%. Rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on a commercial bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which the bank must adhere to a financial restructuring plan.

    The SBS intervention regime halts a bank’s operations and may last for a maximum of 45 days, which may be extended for a second period of up to 45 additional days, during which time the SBS may institute measures such as: (i) canceling losses by reducing reserves, capital and subordinated debt; (ii) segregating certain assets and liabilities for transfer to another financial institution; and (iii) merging the intervened bank with another acquiring institution according to the program established by Urgent Decree No. 108-2000, enacted in November 2000. After the intervention, the SBS will proceed to liquidate the bank except if the preceding option (iii) was applied.

    (iii) ASHC

    General

    ASB, a subsidiary of ASHC, is a Cayman Islands bank with a branch in Panama. ASB is regulated by the regulatory authorities of the Cayman Islands and the Panama branch is regulated by the banking authorities of Panama. The supervision of ASB by Cayman Islands and Panamanian regulatory authorities is less extensive than the supervision and regulation of U.S. banks by U.S. banking authorities. In particular, ASB does not have a lender of last resort and its deposits are not guaranteed by any government agency.

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

    Continuing Requirements

    Under the law of the Cayman Islands, ASB is subject to the following continuing requirements: (i) to ensure good standing under the Cayman Islands Companies Law, including the filing of annual and other returns and the payment of annual fees; (ii) to file with the Registrar of Companies particulars of any change in the information or documents required to be supplied to him and to pay annual fees; (iii) to file quarterly with the Authority certain prescribed forms; (iv) to file with the Authority audited accounts within three months of each financial year, in the case of a locally incorporated bank which is not part of a substantial international banking group, current practice is also to request a senior officer or board member to discuss these accounts each year personally at a meeting with the Authority; and (v) to file an annual questionnaire.

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

    Legal Reserve Requirements

    Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policyholders, by setting aside 10% of adjusted income before taxes, until the reserve reaches at least 35% of paid-in capital. For PPS, the minimum capital required as of June 30, 2004 is S/.12.3 million (US$3.6 million).

    Reserve Requirements

    Pursuant to Law 26702 and regulations issued by the SBS, Peruvian insurance companies must establish Technical Reserves. See “—(5) Insurance—(ii) Claims and Reserves.” Law 26702 also requires insurance companies to create a reserve for IBNR claims, which are reflected as a liability, net of recoveries and reinsurance, in the Credicorp Consolidated Financial Statements, and estimated by taking into consideration the arithmetic progression of the percentages of reserves incurred but not reported, computed over the actual figures for the prior seven years. See Note 3(f) to the Credicorp Consolidated Financial Statements. Finally, PPS is required by the SBS to establish pre-event reserves for risk of catastrophes. See “—(5) Insurance—(ii) Claims and Reserves.”

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

    Ownership Restrictions

    Law 26702 establishes the same types of restrictions with respect to the ownership and transfer of insurance company shares as it does with respect to the ownership and transfer of shares in banks. See “—(11) Supervision and Regulation—(ii) BCP—Overview.”

    (12) Selected Statistical Information

    The following tables present certain selected statistical information and ratios for Credicorp for the periods indicated. The selected statistical information should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Credicorp Consolidated Financial Statements and the notes thereto. The statistical information and discussion and analysis presented below for 2003, 2002 and 2001 reflect the consolidated financial position of Credicorp and its subsidiaries, including BCP, ASHC, PPS and Banco Tequendama, as of December 31, 2003, 2002 and 2001 and the results of operations for 2003, 2002 and 2001.

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

    The following tables show quarterly average balances for all of Credicorp’s assets and liabilities, interest earned and paid amounts, and nominal rates and real rates for Credicorp’s interest-earning assets and interest-bearing liabilities, all for the years ended December 31, 2001, 2002 and 2003. Loan fees, which are not material, are included in the tables as interest earned.

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates

	Year ended December 31,

	2001				2002				2003

ASSETS: (1)	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate

Interest-earning assets:	(U.S. Dollars in thousands, except percentages)
Deposits in Central Bank
Nuevos Soles	US$ —	US$ —	0.13%	0.00%	US$ —	US$ —	-1.48%	0.00%	US$ —	US$ 6	-2.44%	0.00%
Foreign Currency	1,033,486	39,472	-2.05	3.82	1,161,511	20,752	2.32	1.79	1,193,120	13,742	-2.75	1.15
Total .	1,033,486	39,472	-2.05	3.82	1,161,511	20,752	2.32	1.79	1,193,120	13,748	-2.75	1.15
Deposits in other banks
Nuevos Soles	14,775	2,465	12.52	16.68	23,589	2,805	10.24	11.89	17,475	1,989	8.67	11.38
Foreign Currency	605,492	23,586	-1.97	3.90	467,546	12,959	3.31	2.77	389,137	3,089	-3.09	0.79
Total	620,267	26,051	-1.63	4.20	491,135	15,764	3.64	3.21	406,613	5,078	-2.59	1.25
Investment securities
Nuevos Soles	131,314	15,725	7.98	11.97	195,829	9,775	3.44	4.99	273,416	13,388	2.34	4.90
Foreign Currency	734,574	66,882	2.94	9.11	711,860	62,949	9.41	8.84	1,062,548	47,067	0.40	4.43
Total	865,888	82,607	3.70	9.54	907,689	72,724	8.13	8.01	1,335,964	60,455	0.80	4.53
Total loans (2)
Nuevos Soles	559,968	137,438	20.10	24.54	560,090	114,509	18.66	20.44	692,580	127,774	15.56	18.45
Foreign Currency	3,819,865	406,817	4.40	10.65	3,595,232	305,832	9.08	8.51	3,755,212	330,052	4.60	8.79
Total	4,379,833	544,255	6.41	12.43	4,155,322	420,341	10.37	10.12	4,447,792	457,826	6.30	10.29
Total dividend-earning assets (3)
Nuevos Soles	124,130	1,106	-2.71	0.89	104,523	439	-1.06	0.42	42,164	330	-1.68	0.78
Foreign Currency	108,545	1,281	-4.54	1.18	155,536	1,854	1.72	1.19	75,766	10,848	9.91	14.32
Total .	232,675	2,387	-3.56	1.03	260,059	2,293	0.60	0.88	117,931	11,178	5.77	9.48
Total interest-earning assets
Nuevos Soles	830,187	156,734	14.64	18.88	884,031	127,528	12.73	14.43	1,025,636	143,486	11.21	13.99
Foreign Currency	6,301,962	538,038	2.41	8.54	6,091,685	404,346	7.20	6.64	6,475,784	404,799	2.16	6.25
Total	7,132,149	694,772	3.83	9.74	6,975,716	531,874	7.90	7.62	7,501,420	548,285	3.39	7.31
Noninterest-earning assets: Cash and due from banks
Nuevos Soles	77,033				112,584				95,264
Foreign Currency	189,794				156,748				157,670
Total	266,827				269,332				252,934
Reserves for loan losses
Nuevos Soles	(30,588)				(27,897)				(53,333)
Foreign Currency	(316,810)				(318,030)				(326,019)
Total	(347,398)				(345,927)				(379,352)
Premises and equipment
Nuevos Soles	169,398				160,807				192,912
Foreign Currency	88,335				97,861				77,983
Total	257,733				258,668				270,895
Other non-interest-earning assets
Nuevos Soles	196,808				134,430				167,981
Foreign Currency	340,796				435,543				452,646
Total	537,604				569,973				620,626
Total non-interest-earning assets
Nuevos Soles	412,651				379,924				402,824
Foreign Currency	302,115				372,122				362,279
Total	714,766				752,046				765,103
Total average assets
Nuevos Soles	1,242,838	156,734	8.59	12.61	1,263,954	127,528	8.46	10.09	1,428,460	143,486	7.36	10.04
Foreign Currency	6,604,078	538,038	2.04	8.15	6,463,806	404,346	6.81	6.26	6,838,063	404,799	1.84	5.92
Total	7,846,916	694,772	3.08	8.85	7,727,760	531,874	7.08	6.88	8,266,523	548,285	2.79	6.63
___________________
(1)	Does not include out-of-period adjustments.
(2)

Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued but unpaid interest for years prior to the year in which a loan became past due is included.

(3)	As per IFRS, dividends are considered interest income.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,

	2001				2002				2003

LIABILITIES (1)	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate

Interest-bearing liabilities:	(U.S. Dollars in thousands, except percentages)
Demand deposits Nuevos Soles	US$210,110	US$6,532	-0.57%	3.11	US$222,701	US$2,003	-0.59%	0.90%	US$319,417	2,704	-1.61%	0.85%
Foreign Currency	504,118	4,785	-4.75	0.95	596,031	2,735	0.99	0.46	919,963	1,825	-3.66	0.20
Total	714,228	11,317	-3.52	1.58	818,732	4,738	0.56	0.58	1,239,380	4,529	-3.14	0.37
Savings deposits
Nuevos Soles (2)	236,524	10,168	0.58	4.30	262,468	3,461	-0.18	1.32	301,734	2,753	-1.55	0.91
Foreign Currency	1,061,811	21,140	-3.77	1.99	1,083,712	5,897	1.07	0.54	1,223,843	3,575	-3.57	0.29
Total	1,298,335	31,308	-2.98	2.41	1,346,180	9,358	0.83	0.70	1,525,577	6,328	-3.17	0.41
Time deposits
Nuevos Soles	379,206	32,854	4.79	8.66	466,783	18,120	2.35	3.88	570,175	22,371	1.39	3.92
Foreign Currency	2,803,521	183,887	0.54	6.56	2,461,487	120,568	5.45	4.90	2,618,399	111,851	0.25	4.27
Total	3,182,727	216,741	1.04	6.81	2,928,270	138,688	4.95	4.74	3,188,573	134,222	0.46	4.21
Due to banks and correspondents
Nuevos Soles	17,107	611	-0.12	3.57	63,602	698	-0.40	1.10	28,852	559	-0.55	1.94
Foreign Currency	456,941	58,566	6.44	12.82	595,039	24,587	4.68	4.13	266,183	16,676	2.17	6.26
Total	474,048	59,177	6.21	12.48	658,641	25,285	4.19	3.84	295,036	17,235	1.90	5.84
Total interest-bearing liabilities
Nuevos Soles	842,947	50,165	2.17	5.95	1,015,554	24,282	0.88	2.39	1,220,177	28,387	-0.17	2.33
Foreign Currency	4,826,391	268,378	-0.40	5.56	4,736,269	153,787	3.79	3.25	5,028,388	133,927	-1.29	2.66
Total	5,669,338	318,543	-0.02	5.62	5,751,823	178,069	3.27	3.10	6,248,566	162,314	-1.07	2.60
Non-interest-bearing liabilities and shareholders' equity:
Other liabilities
Nuevos Soles	53,194				85,261				45,045
Foreign Currency	1,333,667				1,086,284				1,120,185
Total	1,386,861				1,171,545				1,165,230
Shareholders' equity
Nuevos Soles	511,322				517,518				538,479
Foreign Currency	279,397				286,873				314,249
Total	790,719				804,391				852,727
Total non-interest-bearing liabilities and shareholders' equity
Nuevos Soles	564,516				602,779				583,524
Foreign Currency	1,613,064				1,373,157				1,434,433
Total	2,177,580				1,975,936				2,017,958
Total average liabilities and shareholders' equity
Nuevos Soles	1,407,462	50,165	-0.13	3.56	1,618,334	24,282	0.00	1.50	1,803,702	28,387	-0.90	1.57
Foreign Currency	6,439,454	268,378	-1.72	4.17	6,109,427	153,787	3.06	2.52	6,462,822	133,927	-1.86	2.07
Total	7,846,916	318,543	-1.43	4.06	7,727,761	178,069	2.42	2.30	8,266,523	162,314	-1.65	1.96
___________________
(1)	Does not include out-of-period adjustments.
(2)	Includes the amount paid to Central Bank for deposit insurance fund.

    Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2002/2001			2003/2002

	Increase/(Decrease) due to changes in :			Increase/(Decrease) due to changes in :

	Volume	Rate	Net Change	Volume	Rate	Net Change

	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	US$ —	—	—	US$ —	6	6
Foreign Currency	4,890	(23,609)	(18,719)	565	(7,575)	(7,010)
Total	4,890	(23,609)	(18,719)	565	(7,569)	(7,004)
Deposits in other banks
Nuevos Soles	1,471	(1,131)	340	(727)	(89)	(816)
Foreign Currency	(5,373)	(5,253)	(10,626)	(2,173)	(7,697)	(9,870)
Total	(3,902)	(6,384)	(10,286)	(2,900)	(7,785)	(10,686)
Investment securities
Nuevos Soles	7,726	(13,676)	(5,950)	3,873	(261)	3,613
Foreign Currency	(2,068)	(1,865)	(3,933)	31,011	(46,892)	(15,882)
Total	5,658	(15,541)	(9,883)	34,884	(47,153)	(12,269)
Total loans (1)
Nuevos Soles	30	(22,958)	(22,928)	27,087	(13,823)	13,265
Foreign Currency	(23,924)	(77,062)	(100,986)	13,609	10,612	24,220
Total	(23,894)	(100,020)	(123,914)	40,696	(3,211)	37,485
Total dividend-earning assets
Nuevos Soles	(175)	(492)	(667)	(262)	153	(109)
Foreign Currency	555	19	574	(951)	9,945	8,994
Total	380	(473)	(93)	(1,213)	10,098	8,885
Total interest-earning assets
Nuevos Soles	10,165	(39,371)	(29,206)	20,428	(4,470)	15,958
Foreign Currency	(17,953)	(115,740)	(133,693)	25,495	(25,042)	453
Total	(7,788)	(155,111)	(162,899)	45,923	(29,512)	16,411
Interest Expense:
Demand deposits
Nuevos Soles	391	(4,920)	(4,529)	870	(169)	701
Foreign Currency	872	(2,922)	(2,050)	1,486	(2,397)	(910)
Total	1,264	(7,842)	(6,578)	2,357	(2,566)	(210)
Savings deposits
Nuevos Soles	1,115	(7,822)	(6,707)	518	(1,226)	(708)
Foreign Currency	436	(15,678)	(15,242)	763	(3,085)	(2,322)
Total	1,551	(23,500)	(21,949)	1,280	(4,310)	(3,030)
Time deposits
Nuevos Soles	7,588	(22,321)	(14,733)	4,014	237	4,251
Foreign Currency	(22,435)	(40,884)	(63,319)	7,686	(16,403)	(8,717)
Total	(14,847)	(63,205)	(78,052)	11,699	(16,166)	(4,466)
Due to banks and correspondents
Nuevos Soles	1,660	(1,573)	87	(381)	242	(139)
Foreign Currency	17,700	(51,679)	(33,979)	(13,588)	5,677	(7,911)
Total	19,360	(53,252)	(33,892)	(13,970)	5,920	(8,050)
Total interest-bearing liabilities
Nuevos Soles	10,272	(36,154)	(25,882)	4,893	(788)	4,104
Foreign Currency	(5,011)	(109,579)	(114,590)	9,485	(29,345)	(19,860)
Total	5,261	(145,733)	(140,472)	14,378	(30,134)	(15,756)
___________________
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

	Year ended December 31,

	2001	2002	2003

	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	US$ 830,187	US$ 884,030	US$ 1,025,636
Foreign Currency	6,301,962	6,091,684	6,475,784
Total	7,132,149	6,975,714	7,501,420
Net interest income
Nuevos Soles	106,570	103,246	115,100
Foreign Currency	269,660	250,558	270,871
Total	376,230	353,804	385,971
Gross yield (1)
Nuevos Soles	18.88%	14.43%	13.99%
Foreign Currency	8.54%	6.64%	6.25%
Weighted-average rate	9.74%	7.62%	7.31%
Net interest margin (2)
Nuevos Soles	12.84%	11.68%	11.22%
Foreign Currency	4.28%	4.11%	4.18%
Weighted-average rate	5.28%	5.07%	5.15%
Yield spread (3)
Nuevos Soles	12.93%	12.03%	11.66%
Foreign Currency	2.98%	3.39%	3.59%
Weighted-average rate	4.12%	4.53%	4.71%
___________________
(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

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

	At December 31,

	2001	2002	2003

	(U.S. Dollars in thousands )
Nuevo Sol-denominated:
Peruvian Central Bank	US$ 0	US$ 0	US$ 0
Commercial banks	8,168	43,549	18,135

Total Nuevo Sol-denominated	US$ 8,168	US$ 43,549	US$ 18,135
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$ 1,091,351	US$ 1,199,203	US$ 959,213
U.S. Dollars, other	513,709	591,149	393,469

Other	6,383	34,085	1,619

Total Foreign Currency-denominated	US$ 1,611,443	US$ 1,824,437	US$ 1,354,301

Total	US$ 1,619,611	US$ 1,867,986	US$ 1,372,436

    (ii) Investment Portfolio

     The following table shows the net book value of Credicorp’s investment securities by type at the dates indicated. Figures shown in this table include marketable securities as investments. See Notes 5 and 6 to the Credicorp Consolidated Financial Statements.

	At December 31,

	2001	2002	2003

	(U.S. Dollars in thousands)
Nuevo Sol-denominated :
Peruvian government bonds	US$ 0	US$ 0	US$ 33,362
Equity securities	81,730	33,309	65,617
Bonds	67,027	116,158	71,629
Peruvian Central Bank certif. notes	91,624	184,033	375,713
Other investments	15,294	48,885	15,570

Total Nuevo Sol-denominated	US$ 255,675	US$ 382,385	US$561,891

Foreign Currency-denominated:
Equity securities	US$ 76,917	US$ 80,943	US$59,535
Bonds	366,137	461,684	799,821
Investment in Peruvian debt	49,467	44,172	112,457
Other investment.	390,522	271,204	206,548

Total Foreign Currency-denominated	US$883,043	US$ 858,003	US$1,178,361

Total securities holdings	US$1,138,718	US$1,240,388	US$1,740,252
Allowance for decline in value of marketable securities (1)	(3,231)	0	0
Total net securities holdings	US$1,135,487	US$1,240,388	US$1,740,252
___________________
(1)

The allowance for decline in value of marketable securities reflects the amount of reserves at December 31 of each year, which can differ from income statement amounts of provision for fluctuation in value of investment securities if the securities for which the provision was taken during the year are no longer in Credicorp’s portfolio at year-end, or if their market value by year-end exceeds their acquisition cost, thus allowing a recovery of provision before year-end. In 2002 and 2003 the allowance is debited from the value of each individual security.

     The weighted-average yield on Credicorp’s Nuevo Sol-denominated interest and dividend-earning investment portfolio was 6.6% in 2001, 3.4% in 2002, and 4.9% in 2003. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 8.1% in 2001, 7.5% in 2002, and 5.1% in 2003. The total weighted-average yield of Credicorp’s portfolio was 7.7% in 2001, 6.4% in 2002, and 4.9% in 2003.

     The following table shows the maturities of Credicorp’s investment securities by type at December 31, 2003:

	Within 1 year	After 1 year but within 5 years	Maturing After 5 years but within 10 years	After 10 Years	Total

	( U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian government bonds	US$ 28,196	US$ 0	US$ 5,166	US$ 0	US$ 33,362
Equity securities (1)	65,617	0	0	0	65,617
Bonds and debentures	768	70,861	0	0	71,629
Peruvian Central Bank certif. notes	0	40,327	0	335,386	375,713
Other investments	0	0	0	15,570	15,570

Total Nuevo Sol-denominated	US$ 94,581	US$ 111,188	US$ 5,166	US$ 350,956	US$ 561,891
Foreign Currency-denominated:
Equity securities	US$ 59,535	US$ 0	US$ 0	US$ 0	US$ 59,535
Bonds	179,444	557,560	62,817	0	799,821
Investment in Peruvian debt	0	0	62,305	50,152	112,457
Other investments	126,227	80,321	0	0	206,548
Total Foreign Currency-denominated	US$ 365,206	US$ 637,881	US$ 125,122	US$ 50,152	US$1,178,361

	Within 1 year	After 1 year but within 5 years	Maturing After 5 years but within 10 years	After 10 Years	Total

	( U.S. Dollars in thousands, except percentages)
Total securities holdings:	US$ 459,787	US$ 749,069	US$ 130,288	US$ 401,108	US$ 1,740,252

Weighted average yield					4.93%

___________________
(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year, while other equity securities are categorized according to their maturity.

     If the price of any security in Credicorp’s portfolio falls below its acquisition price, guidelines require Credicorp to establish a reserve against each individual security in the amount of the difference between the acquisition cost and the current market value. The provisions taken to establish these reserves are charged to Credicorp’s income or retained earnings in the case of marketable or available-for-sale securities, respectively. Unrealized losses of available-for-sale securities are also charged against income if they are considered permanent (see Note 3(i) to the Credicorp Consolidated Financial Statements).

    (iii) Loan Portfolio

     Loans by Type of Loan

     The following table shows Credicorp’s loans by type of loan, at the dates indicated:

	At December 31,

	1999	2000	2001	2002	2003

	(U.S. Dollars in thousands)
Loans	US$3,517,221	US$3,219,491	US$2,917,267	US$3,268,103	US$3,147,982
Discounted notes (1)	217,141	160,204	151,592	175,949	170,379
Advances and overdrafts	202,904	164,472	45,501	169,132	181,986
Leasing transactions (1)	247,723	281,625	274,042	405,200	372,379
Factoring	67,575	62,510	56,616	62,302	56,446
Refinanced loans	125,331	189,682	268,626	330,842	296,116
Past due loans (2)	359,794	376,101	350,835	406,135	256,208

Total loans:	US$4,737,689	US$4,454,085	US$4,064,479	US$4,817,663	US$4,481,496
Total past due loans amounts	359,794	376,101	350,835	406,135	256,208

Total performing loans	US$4,377,895	US$4,077,984	US$3,713,644	US$4,411,528	US$4,225,288

___________________
(1)	Figures are net of unearned interest.
(2)	Net of unearned interest.

     The categorization of the loan portfolio as set forth in the table above is based on the regulations of the SBS, which Credicorp has applied to loans generated by BCP and ASHC. These categories do not correspond to the classifications used in preparing the breakdown of the loan portfolio by business unit set forth under “Item 4. Information on the Company—(B) Business Overview—(3) Commercial Banking.” Pursuant to the guidelines of the SBS, loans are categorized as follows:

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

     Advances and overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

     Leasing transactions: Involves the acquisition by Credicorp of an asset and the leasing of that asset to Credicorp’s client.

     Factoring: Involves the sale of title of a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse and the bank cannot turn to the seller in the event accounts prove uncollectible. Factoring involves the receipt of funds by the seller from the bank prior to the average maturity date, based on the invoice amount of the receivable, less cash discounts, less an allowance for estimated claims and returns, among other items.

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

     Loans by Economic Activity

     The following table shows Credicorp’s total loan portfolio composition based on the borrower’s principal economic activity:

	At December 31,

	1999		2000		2001

	(U.S. Dollars in thousands, except percentages)
Economic Activity	Amount	% Total	Amount	% Total	Amount	% Total

Manufacturing	US$1,490,067	31.45%	US$1,330,529	29.87%	US$1,230,417	30.27%
Commerce	711,054	15.01	663,863	14.90	572,825	14.09
Agriculture	195,270	4.12	192,410	4.30	159,420	3.92
Fishing	86,143	1.82	88,072	1.98	76,864	1.90
Mining	332,034	7.01	339,374	7.62	321,409	7.91
Construction	123,306	2.60	121,564	2.73	124,056	3.05
Financial Services	151,953	3.21	112,228	2.52	81,746	2.01
Communication, Storage and Transportation	279,523	5.90	221,277	4.97	194,613	4.79
Realty Businesses and Leasing Services	221,251	4.67	206,272	4.63	211,286	5.20
Electricity, Gas and Water	127,053	2.68	191,831	4.31	159,389	3.92
Education, Health and Other Services	74,845	1.58	56,295	1.26	56,051	1.38
Consumer Loans (1)	485,660	10.25	284,728	6.39	262,240	6.45
Others	459,530	9.70	645,642	14.50	614,163	15.11

Total	US$4,737,689	100.00%	US$4,454,085	100.00%	US$4,064,479	100.00%

	At December 31,

	2002		2003

	(U.S. Dollars in thousands, except percentages)
Economy Activity	Amount	% Total	Amount	% Total

Manufacturing	US$1,592,191	33.05%	US$1,461,350	32.61%
Commerce	617,491	12.82	560,052	12.50
Agriculture	158,500	3.29	142,697	3.18
Fishing	104,604	2.17	90,795	2.03
Mining	227,879	4.73	233,355	5.21
Construction	86,632	1.80	70,676	1.58
Financial Services	210,404	4.37	96,371	2.15
Communication, Storage And Transportation	209,174	4.34	189,612	4.23
Realty Businesses and Leasing Services	281,753	5.85	233,506	5.21
Electricity, gas and water	302,976	6.29	211,610	4.72
Education, Health and Other Services	93,851	1.95	106,296	2.37
Consumer Loans (1)	522,998	10.86	920,016	20.53
Others	409,210	8.48	165,160	3.68

Total	US$4,817,663	100.00%	US$4,481,496	100.00%

___________________
(1)	Includes credit card and mortgage loans, and other consumer loans.

     As of December 31, 2003, 67.9% of the loan portfolio was concentrated in Lima and 85.6% was concentrated in Perú. An additional 7.3% and 5.3% of the loan portfolio was concentrated in Bolivia and Colombia, respectively.

     Concentrations of Loan Portfolio and Lending Limits

     Credicorp’s loans and other contingent credits to the 20 customers (considered as economic groups) to which it had the largest exposure as of December 31, 2003 were US$939.0 million on that date, of which US$806.4 million were outstanding loans representing 18.0% of the total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of economic group in accordance with SBS regulations. Total loans and other contingent credits outstanding and available to these customers ranged from US$86.6 million to US$35.9 million, including four customers with over US$60.0 million. Total loans and other contingent credits outstanding and available to Credicorp’s 20 largest customers were ranked in the following risk categories as of December 31, 2003: Class A (normal)—75.3%; Class B (potential problems)—15.2%; Class C (substandard)—4.2%; Class D (doubtful)—5.2%; and Class E (loss)—0.1%. See “—Classification of the Loan Portfolio.”

     BCP’s loans to a single borrower are subject to lending limits imposed by Law 26702. See “—(11) Supervision and Regulation—(ii)BCP—Lending Activities.” The applicable Law 26702 lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of loans to and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third party performance received by BCP from such institution, may not exceed 30% of BCP’s regulatory capital, as defined by the SBS. The sum of loans to and deposits in non-Peruvian financial institutions, plus any guarantees of third party performance received by BCP from such institutions, are limited to either 5%, 10% or 30% of BCP’s regulatory capital, depending upon the governmental supervision to which the institution is subject and upon whether it is recognized by the Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increase to 50% of BCP’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

     Loans to individuals not resident in Perú or companies that are not financial institutions have a limit of 5% of BCP’s regulatory capital; however, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP. Lending on an unsecured basis to individuals or companies resident in Perú that are not financial institutions is limited to 10% of BCP’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks, or a foreign bank determined by the Central Bank of prime credit quality, or by other highly liquid securities at market value. Finally, the single borrower lending limit for loans backed by a cash deposit at BCP or by debt obligations of the Central Bank is 30% of BCP’s regulatory capital. With an unconsolidated regulatory capital of S/.1,632.2 million (US$471.3 million) at December 31, 2003, BCP’s legal lending limits vary from S/.81.6 million (US$23.5 million) to S/.816.1 million (US$235.7 million). Credicorp’s consolidated lending limits, based on its regulatory capital on a consolidated basis of US$852.6 million at December 31, 2003, would range from US$42.6 million to US$426.3 million. Management believes that as of December 31, 2003, BCP was in compliance with all Law 26702 lending limits.

     As of December 31, 2003, Credicorp complied with the applicable legal lending limits in each of the jurisdictions where it operates. In addition to these regulatory limits, Credicorp has established an internal limit of 15% of BCP’s consolidated equity plus reserves for not specifically identified impaired loans (or approximately US$75 million at December 31, 2003) as the maximum amount of loans and other contingent credits that Credicorp, on a consolidated basis, may extend to any customer. Such limit is calculated quarterly based on Credicorp’s consolidated equity plus reserves for not specifically identified impaired loans at quarter-end. A limited number of exceptions to Credicorp’s internal limits have been authorized by the Board of Directors from time to time, based on the credit quality of the borrower, the term of the loan and the amount and quality of collateral taken by Credicorp. Credicorp may, in appropriate and limited circumstances, increase or choose to exceed this limit in the future.

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

     Loan Portfolio Denomination

     The following table presents Credicorp’s Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated.

	At December 31,

	1999		2000		2001

Total loan portfolio:	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated	US$ 529,089	11.17%	US$ 563,124	12.64%	US$ 579,229	14.25%
Foreign Currency-denominated	4,208,600	88.83%	3,890,961	87.36%	3,485,250	85.75%

Total loans	US$4,737,689	100.00%	US$4,454,085	100.00%	US$4,064,479	100.00%

	At December 31,

	2002		2003

Total loan portfolio:	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated	US$ 677,506	14.06%	US$723,955	16.15%
Foreign Currency-denominated	4,140,157	85.94%	3,757,541	83.85%

Total loans	US$4,817,663	100.00%	US$4,481,496	100.00%

     Maturity Composition of the Performing Loan Portfolio

     The following table sets forth an analysis of Credicorp’s performing loan portfolio at December 31, 2003, by type and by the time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

	Maturing

	Amount at December 31, 2003	Within 3 months	After 3 months but within 12 months	After 1 year but within 5 years	After 5 years

	(U.S. Dollars in thousands, except percentages)
Loans	US$3,147,982	US$1,079,260	US$888,969	US$720,813	US$458,940
Discounted notes (1)	170,378	153,903	14,959	1,516	0
Advances and overdrafts	181,986	181,986	0	0	0
Leasing transactions (1)	372,380	36,494	87,044	224,577	24,265
Factoring	56,446	26,378	29,661	407	0
Refinanced loans	296,116	114,153	53,153	77,641	51,169

Total	US$4,225,288	US$1,592,174	US$1,073,786	US$1,024,954	US$534,374

Percentage of total performing loan portfolio	100.00%	37.68%	25.41%	24.26%	12.65%
___________________
(1)	Figures are net of unearned interest.

     Interest Rate Sensitivity of the Loan Portfolio

     The following table sets forth the interest rate sensitivity of the loan portfolio at December 31, 2003, by currency and by the time remaining to maturity over one year.

	Amount at December 31, 2003	Maturing After 1 year

	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$ 116,750	US$ 1,735
Foreign Currency-denominated	196,312	523,262

Total	US$ 313,062	US$ 524,997

Fixed Rate
Nuevo Sol-denominated	607,204	81,696
Foreign Currency-denominated	3,561,230	952,635

Total	US$4,168,434	US$ 1,034,331

Total	US$4,481,496	US$1,559,328

     Classification of the Loan Portfolio

     Credicorp classifies BCP’s loan portfolio (which includes the loan portfolio of BCB) and ASHC’s loan portfolio in accordance with SBS regulations. The regulations applicable to Banco Tequendama are substantially the same as SBS regulations. According to SBS Resolution No. 808-2003, banks must classify all loans and other credits into one of four categories based upon the purpose of the loan; these categories are commercial, micro-business, consumer and residential mortgage. Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities. Micro-business loans, exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than US$30,000 in total loans received from the financial system. Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity. Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s own home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount the bank is required to reserve should the borrower fail to make payments as they become due.

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

     Under current regulations, collateral is not subtracted from the amount of the loan or credit outstanding to determine the amount of the loan or credit to be reserved against. Instead, a lower loan provision is allowed to be reserved on the portion of the loan or credit that is secured. For the purpose of determining the reservable amount, collateral is valued according to SBS regulations which require that an appraisal be determined based on expected market valuation. Only assets classified as (i) “preferred”, (ii) “highly liquid preferred”, or (iii) “self-liquidating preferred” are acceptable as collateral. Such collateral must, according to SBS regulations, (1) be relatively liquid, (2) have legally documented ownership, (3) have no liens outstanding and (4) have constantly updated appraisals. Examples of “preferred” or “highly liquid preferred” assets include, among others, cash deposits, real estate mortgages and pledges on securities or on other goods. “Self-liquidating preferred” assets include solely cash deposits in local banks or stand-by letters of credit from first-level foreign institutions.

     SBS regulations require the following reserves for commercial, micro-business and mortgage loans: a 1% reserve on not specifically identified loans and credits classified in the A (Normal) category, and a 5%, 25%, 60% and 100% specific reserve on loans and credits in risk categories B, C, D and E, respectively. Whenever such loans or credits, or the portions thereof, are secured with “preferred” collateral, required reserves for risk categories B, C, D and E are: 2.5%, 12.5%, 30% and 60%, respectively. Loans or credits, or portions thereof, secured with “highly liquid preferred” collateral require at least one half of the amount established in the case of the “preferred” collateral. Loans or credits, or the portions thereof, secured with “self-liquidating preferred” collateral require at least a 1% reserve. When the collateral is insufficient to secure the outstanding balances, the higher percentage requirements are applicable on the unsecured portion of the loans or credits. In the case of consumer loans, the required reserves are as follows: a 1% reserve on not specifically identified loans classified in the A (Normal) category, and a 5%, 25%, 60% and 100% specific reserve on loans in risk categories B, C, D and E, respectively.

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

     The five loan risk categories have the following characteristics:

     Class “A.” Loans or credits in this category are known as “normal” credits. Debtors of commercial loans or credits that fall into this category have complied on a timely basis with their obligations and at the time of evaluation of the credit do not present any reason for doubt with respect to repayment of interest and principal on the loan on the agreed upon dates, and Credicorp must have no reason to believe that the status will change before the next evaluation. To place a loan or credit in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan or credit is required. Micro-business and consumer loans warrant Class A classification if payments are current or up to eight days past-due. Residential mortgage loans warrant Class A classification if payments are current or up to thirty days past-due. Loans or credits in this category require a reserve for not specifically identified loans of 1% of the total of such loans or credits outstanding. The required reserve may be reduced by up to 0.5% if certain conditions that ensure that the client has a low probability of default are met.

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

     Class “C.” Loans or credits in this category are known as “substandard” credits. Debtors of commercial loans or credits whose loans or credits are placed in this category demonstrate serious financial weakness, often with operating profits or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of the debtor’s financial capacity. Loans or credits demonstrating the same deficiencies that warrant classification as category B credits warrant classification as Class C credits if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. Additionally, commercial loans are classified in this category when payments are between 60 and 120 days late. If payments on a micro-business or consumer loan are between 31 and 60 days late, such loans are classified as Class C. Residential mortgage loans are classified as Class C when payments are between 91 and 120 days late. Commercial, micro-business and mortgage loans or credits included in this class require a specific provision of 25% of the outstanding amount (12.5% when secured with “preferred” collateral), whereas consumer loans require a 25% provision.

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

     SBS regulations consider as refinanced or restructured those loans or credits that change their payment schedules due to difficulties in the debtor’s ability to repay the loan. Restructured loans are issued under the protection of the Equity Restructuring Law. Refinanced credits are required to be classified as class “B” or in a higher risk category following the application of regular guidelines after a suitable evaluation period of the fulfillment of the new payment schedule. As a benefit to clients with refinanced or restructured loans, subject to certain conditions, short-term loans to finance self-liquidating operations can be classified as class “A.”

     The following table shows Credicorp’s loan portfolio at the dates indicated:

	At December 31,

	1999		2000		2001

	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount	% Total	Amount	% Total	Amount	% Total

A: Normal	US$3,313,254	69.9%	US$3,127,630	70.2%	US$2,864,087	70.5%
B: Potential Problems	633,054	13.4	456,386	10.3	441,323	10.9
C: Substandard	386,797	8.2	446,569	10.0	316,945	7.8
D: Doubtful	281,349	5.9	232,183	5.2	196,501	4.8
E: Loss	123,235	2.6	191,317	4.3	245,623	6.0

Total	U$4,737,689	100.0%	US$4,454,085	100.0%	US$4,064,479	100.0%

C+D+E	US$791,381	16.7%	US$870,069	19.5%	US$759,069	18.6%

	At December 31,

	2002		2003

Level of Risk
Classification	Amount	% Total	Amount	% Total

A: Normal	US$3,543,152	73.5%	US$3,393,833	75.7%
B: Potential Problems	456,056	9.5	437,682	9.8
C: Substandard	334,423	6.9	240,316	5.4
D: Doubtful	239,101	5.0	266,723	6.0
E: Loss	244,931	5.1	142,942	3.2

Total	US$4,817,663	100.00%	US$4,481,496	100.00%

C+D+E	US$818,455	17.0%	US$649,981	14.5%

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

     Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

     Credicorp considers loans to be past due depending on their type. BCP considers loans past due after no more than 15 days, except for consumer mortgage and leasing loans, and loans to micro-businesses, which are considered past due after 30 days. Beginning January 1, 2001, the SBS issued accounting rules requiring Peruvian banks to consider overdrafts past due after 30 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. Accrued interest on past due loans is recognized only when and to the extent received. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past due loans. The following table sets forth the repayment status of Credicorp’s loan portfolio as of December 31 of each of the last five years:

	At December 31,

	1999	2000	2001	2002	2003

	(U.S. Dollars in thousands, except percentages)
Current	US$4,377,895	US$4,077,984	US$3,713,644	US$4,411,528	US$4,225,288
Past due:
Overdue 16-119 days	134,628	108,830	54,291	82,259	50,981
Overdue 120 days or more	225,166	267,271	296,544	323,876	205,227

Subtotal	US$ 359,794	US$ 376,101	US$ 350,835	US$ 406,135	US$256,208

Total loans	US$4,737,689	US$4,454,085	US$4,064,479	US$4,817,663	US$4,481,496

Past due loan amounts as a percentage of total loans	7.59%	8.44%	8.63%	8.43%	5.72%

     With respect to consumer, mortgage and leasing loans, BCP, in accordance with SBS regulations, only recognizes as past due installments for these loans that are past due for fewer than 90 days. The entire amount of these loans will be considered past due if any amount is past due more than 90 days.

    Past Due Loan Portfolio

    The following table analyzes Credicorp's past due loan portfolio by type of loan at the dates indicated:

	At December 31,

	1999	2000	2001	2002	2003

Past due loan amounts:	(U.S. Dollars in thousands)
Loans	US$224,298	US$286,345	US$263,553	US$322,179	US$194,761
Discounted notes	79,356	17,930	9,577	4,513	1,531
Advances and overdrafts in demand deposits	21,012	17,161	15,332	7,892	3,400
Leasing transactions	11,986	18,796	19,686	17,231	8,716
Refinanced loans	23,142	35,869	42,687	54,320	47,800

Total past due portfolio	US$359,794	US$376,101	US$350,835	US$406,135	US$256,208

Reserves: Specific reserves	US$282,948	US$ 324,448	US$ 314,004	US$378,051	US$285,842
Not specifically identified reserves	24,395	17,039	30,429	45,980	40,835
Total reserves for loan losses	307,343	US$341,487	US$344,433	US$424,031	US$326,677

Total past due portfolio net of total reserves	US$ 52,451	US$ 34,614	US$ 6,402	(US$17,896)	(US$70,469)

    The amount of interest income from loans classified as past due during fiscal years 2002 and 2003 was US$28.3 million and US$14.0 million, respectively. In accordance with Credicorp's accounting policies, interest income is estimated together with recoverable principal amounts as part of discounted future cash flows expected for these credits.

    Loan Loss Reserves

    The following table shows the changes in Credicorp's reserves for loan losses and movements at the dates indicated:

	Year ended December 31,

	1999	2000	2001	2002	2003

	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$270,082	US$307,343	US$341,487	US$344,433	US$424,031
Additional provisions	181,220	170,102	119,422	99,596	66,421
Acquisitions and transfers	—	—	—	122,841	—
Recoveries of write-offs	5,903	7,825	14,935	12,050	17,416
Write-offs	(156,976)	(135,320)	(124,690)	(150,102)	(185,688)
Monetary correction and other	7,114	(8,463)	(6,721)	(4,787)	4,497

Reserves for loan losses at the End of the year	US$307,343	US$341,487	US$344,433	US$424,031	US$326,677

    For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio.” As required under SBS regulations, discretionary charges of reserves for not specifically identified loan losses were based on Management's assessment of the general risk posed to the loan portfolio by the economic conditions existing in Perú.

    Under Peruvian banking regulations, there is a substantial delay between the identification of a loan as non-performing and the partial or full charging-off of such loan. This delay may span years, as banks are required to exhaust legal remedies and demonstrate the absolute non-collectibility of a loan (generally through liquidation or bankruptcy of the borrower). SBS regulations in effect since January

2000, facilitate the charge-off process by reducing the period required for loans to be past-due. The new regulations require a case-by-case prior approval by the Board of Directors and by the SBS.

    Credicorp sells certain of its fully provisioned past due loans to a wholly-owned subsidiary for a nominal amount with the same effect as if the loans had been charged-off. Accordingly, Credicorp believes that its past due loan amounts are not materially different from what they would be were it permitted to charge-off loans prior to demonstrating the absolute non-collectibility of the loan.

    Allocation of Loan Loss Reserves

    The following table sets forth the amounts of reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated:

	At December 31,

	1999	2000	2001	2002	2003

	(U.S. Dollars in thousands)
Commercial loans	US$ 264,395	US$297,026	US$301,267	US$388,808	US$283,470
Consumer loans	21,561	17,272	18,714	14,879	14,479
Residential mortgage loans	14,956	16,778	17,814	13,521	24,414
Leasing transactions	6,431	10,411	6,638	6,822	4,314

Total reserves	US$ 307,343	US$ 341,487	US$ 344,433	US$ 424,031	US$ 326,677

    (iv) Deposits

    The following table presents the components of Credicorp's deposit base at the dates indicated:

	At December 31,

	2001	2002	2003

	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$ 288,999	US$ 335,069	US$394,556
Foreign Currency-denominated	753,144	1,120,539	1,097,123

Total	US$ 1,042,143	US$1,455,608	US$1,491,679
Savings deposits:
Nuevo Sol-denominated	US$ 281,549	US$ 284,283	US$324,853
Foreign Currency-denominated	1,269,426	1,416,595	1,157,757

Total	US$1,550,975	US$1,700,878	US$1,482,610
Time deposits:
Severance Indemnity Deposits (CTS)
Nuevo Sol-denominated	US$ 40,849	US$ 38,570	US$ 40,603
Foreign Currency-denominated	487,319	513,604	486,831

Total	US$ 528,168	US$ 552,174	US$527,434
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$ 110,654	US$ 83,319	US$57,725
Other deposits:
Nuevo Sol-denominated	US$ 383,559	US$ 510,463	US$546,450
Foreign Currency-denominated	1,927,859	2,078,758	1,880,332

Total	US$2,311,418	US$2,589,221	US$2,426,782
Total deposits:
Nuevo Sol-denominated	US$ 994,956	US$1,168,385	US$1,306,463
Foreign Currency-denominated	4,548,402	5,212,815	4,679,767

Total	US$5,543,358	US$6,381,200	US$5,986,230

    The following table sets forth information regarding the maturity of Credicorp's time deposits in denominations of US$100,000 or more at December 31, 2003:

At December 31, 2003

(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$ 5,688
Maturing after 30 but within 60 days	2,067
Maturing after 60 but within 90 days	1,409
Maturing after 90 but within 180 days	2,073
Maturing after 180 but within 360 days	435
Maturing after 360 days	52

Total certificates of deposits	US$ 11,724
Time deposits:
Maturing within 30 days	US$ 1,233,526
Maturing after 30 but within 60 days	253,833
Maturing after 60 but within 90 days	250,132
Maturing after 90 but within 180 days	290,338
Maturing after 180 but within 360 days	76,954
Maturing after 360 days	19,740

Total time deposits	US$ 2,124,524

Total	US$ 2 ,136,248

    (v) Return on Equity and Assets

	At December 31,

	2001	2002	2003

Return on assets(1)	0.72%	0.52%	0.95%

Return on equity (2)	6.90%	5.23%	9.29%

Dividend payout ratio(3)	69.25%	66.81%	46.84%

Equity to assets ratio (4)	10.07%	10.50%	10.23%

(1)	Net income as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income as a percentage of average shareholder's equity, computed as the average of period beginning and ending balances.
(3)	Dividends declared per share divided by net income per share.
(4)	Average equity divided by average total assets, both averages computed as the average of quarter-ending balances.

    (vi) Short-Term Borrowings

    Credicorp's short-term borrowings, other than deposits, amounted to US$76.1 million, US$43.3 million and US$62.0 million as of December 31, 2001, 2002 and 2003, respectively. Average balances of borrowed amounts declined during 2001, 2002 and 2003 mostly due to excess liquidity at BCP. Foreign trade lines of credit comprise the most important short-term borrowing category. Trade lines of credit comprised approximately 76%, 64% and 59% of all short-term borrowings during 2001, 2002 and 2003, respectively.

    The following table presents Credicorp's short-term borrowings:

	At December 31,

	2001	2002	2003

	(U.S. Dollars in thousands)

Year-end balance	US$ 76,135	US$ 43,277	US$ 62,001

Average balance (1)	US$ 106,673	US$ 46,047	US$ 41,209

Maximum quarter-end balance	US$ 163,456	US$ 51,831	US$ 62,960

Weighted average nominal
Year-end interest rate	4.52%	4.71%	2.35%

Weighted average nominal
interest rate (1)	7.23%	5.38%	2.85%

(1)	Determined from the average of quarter-end amounts.

(C) Organizational Structure

    Although historically there has been substantial overlap among the shareholders of BCP, ASHC and PPS, for reasons related to the regulatory, political and economic environment in Perú, they have been managed independently from one another. Credicorp was formed in 1995 by the management of BCP for the purpose of acquiring, pursuant to the Exchange Offer, the common shares of BCP, ASHC and PPS. In the October 1995 Exchange Offer, Credicorp acquired 90.1% of BCP (391,973,951 shares), 98.2% of ASHC (39,346,169 shares), and 75.8% of PPS (5,537,474 shares) in exchange for 60,815,152 Common Shares at a ratio of 0.10401, 0.33708 and 1.2249 Common Shares per common share of BCP, ASHC and PPS, respectively. The Common Shares commenced trading on the New York Stock Exchange immediately upon consummation of the Exchange Offer, with a closing price on such day of US$11.61 (adjusted to reflect stock dividends through May 1999) .

    On March 19, 1996, Credicorp acquired pursuant to an exchange offer with the same terms as the Exchange Offer the remaining 1.8% of the outstanding shares of ASHC (702,674 shares) in exchange for 237,859 Common Shares at a ratio of 0.33708 Common Shares per common share of ASHC. The closing price of the Common Shares on the New York Stock Exchange on the date of consummation of that exchange offer was US$10.98 (adjusted to reflect stock dividends). See “Item 9. The Offer and Listing—(A) Offer and Listing Details—Price History of Company's Stock” and “Item 8. Financial Information—Dividend Policy.”

    Credicorp's management, which consists of certain principal executive officers of BCP, ASHC and PPS, believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and deregulation of the financial services sector, and to achieve synergies from the cross-selling of financial services and products ( e . g ., through BCP's extensive branch network). Credicorp, through its subsidiaries, is the largest Peruvian provider of financial services in Perú.

     BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941. BCP has been the largest commercial bank in Perú since the 1920s. Members of the Romero family have been shareholders of BCP since 1918 and became the controlling shareholders in 1979. Mr. Dionisio Romero, Chairman of the Board and Chief Executive Officer of Credicorp, was a

member of the Board of Directors of BCP from 1966 to 1987, becoming Chairman in 1979. In response to then President of Perú, Alan García's 1987 attempt to nationalize the Peruvian banking industry, the majority shareholders at that time, including Mr. Romero, sold a controlling interest in BCP and transferred management to its employees, which prevented the government from gaining control of BCP. Upon the election of Alberto Fujimori as President of Perú in 1990 and the introduction of market reforms, the Romero family reestablished its shareholding in BCP and Mr. Romero and several former key managers of BCP returned to BCP. See “—(9) Peruvian Government and Economy—(i) Peruvian Government.” Members of the Romero family exchanged their BCP shares in the Exchange Offer, and now hold 15.78% of the Common Shares of Credicorp. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

    ASHC was organized in December 1981 as a wholly-owned subsidiary of BCP, under the name Crédito del Peru Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers. In 1983, BCP dividended the shares of BCP International to the shareholders of BCP to protect its privately held status in the event that BCP was nationalized. BCP International established its first physical presence offshore (previously having been operated through BCP's corporate offices) by opening an office in Panama in 1984, and opening an agency in Miami in 1986. Also in 1986, BCP International changed its name to Atlantic Security Holding Corporation. As a result of the attempted expropriation by the government in 1987, ASHC's operations and management were made independent of BCP. In 2002, ASHC closed its Miami agency at the same time that BCP opened its agency in the same city. Also in Miami , Credicorp Securities was established as a wholly-owned subsidiary of Credicorp and began operating in early 2003 serviced by former ASHC personnel.

    Credicorp owns 75.83% of PPS, which was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and is the largest Peruvian insurance company in terms of premiums sold. PPS's major subsidiaries are Pacífico Vida, which specializes in life and pension fund insurance, and Pacífico Salud, which provides health insurance as an alternative to public social security.

    Credicorp owns 99.99% of Inversiones Crédito S.A., with holdings of equity shares in Peruvian electric utilities and other non-financial companies. Through Inversiones Crédito del Perú, Credicorp acquired on May 16, 1996, substantially all of the shares of Inversiones El Pacífico-Peruano Suiza S.A . for US$5.5 million.

    BCB (formerly Banco Popular S.A., Bolivia ), another Credicorp subsidiary, was acquired by BCP for US$6.2 million in November 1993. After transferring to BCP a 53.1% stake in November 2001, Credicorp holds directly 2.7% of BCB's equity with the rest held through BCP.

    During 2003, BCP converted BCOL, its offshore bank in the Bahamas , into a vehicle to conduct investments and sold it to ASHC, which expects to dissolve BCOL's operations during 2004. BCOL's business of taking offshore U.S. Dollar deposits and making U.S. Dollar-denominated loans to large Peruvian customers has been taken over by both BCP's Panama branch and by ASHC.

    In December 2002, BCP acquired BSCH-Perú, which was merged into BCP on February 28, 2003. Solución, which specialized in consumer and micro-business lending, was merged into BCP's Peruvian banking operations in March 2004 after becoming a wholly-owned subsidiary of BCP in March 2003 as a result of BCP acquiring the remaining 45% of Solución's equity interests.

    Credileasing conducts lease financing operations and began operating in July 1996.

    In January 1997, Credicorp purchased 99.99% of Banco Tequendama, a Colombian bank with US$390 million in assets and a minor presence in Venezuela , for US$48.0 million. In December 2002, Banco Tequendama's branches in Venezuela were sold to local investors. Credicorp purchased Banco Tequendama from the Fondo de Garantía de Depósitos y Protección Bancaria (“FOGADE”), the Venezuelan government entity responsible for the re-privatization of assets seized by that government in connection with the widespread problems faced by the Venezuelan banking sector beginning in 1994. Credicorp, along with FOGADE and FOGADE's financial adviser, have been sued in Aruba by the former owners of Banco Tequendama, who are seeking compensation for damages. The Judge in the Court of first instance in Aruba dismissed the claim and the plaintiff appealed. In April 2004, the Court of Appeals in Aruba rejected all claims from the former owners. The former owners had originally sued unsuccessfully in Colombia .

    In December 1997, Credicorp extended its presence into El Salvador through the acquisitions of Banco Capital for US$5.8 million and Casa de Bolsa Capital, a brokerage house, for US$800,000. Credicorp sold its interest in Banco Capital in November 2001 and liquidated the brokerage house in 2002.

(D) Property, Plant and Equipment

    At December 31, 2003, Credicorp had 349 branches, representative and similar offices, of which 116 were branch offices of BCP in Greater Lima. Credicorp's principal properties include the headquarters of BCP, at Calle Centenario 156, La Molina , Lima 12, Perú, and the headquarters of PPS at Avenida Arequipa 660, Lima , Perú. Credicorp owns these properties, with the exception of approximately 70 properties which it holds under leases. There are no material encumbrances on any of Credicorp's properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

    (1) Critical Accounting Policies

    Accounting policies applied by Credicorp are integral to the understanding of its results of operations and financial condition. The accounting policies are described in Note 3—Significant Accounting Policies to the Credicorp Consolidated Financial Statements, which are prepared in accordance with IFRS. Additionally, Note 24 to the Credicorp Consolidated Financial Statements describes certain significant differences between IFRS and U.S. GAAP. Some of these accounting policies are considered critical because, in Credicorp's opinion, they have an important effect on Credicorp's financial position and its results of operations and require difficult, subjective or complex judgments. The following is a summary of those critical accounting policies.

    Provision for loan losses

    The allowance for loan losses represents the estimate of the probable losses of the loan portfolio at the end of each reporting period. The methodology for determining reserves for loan losses is further described in “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” The determination of the amount of the allowance for loan losses by its nature involves judgments regarding various risk factors. This is especially true for the determination of the allowance for micro-businesses, mortgages and consumer credits because such credits are reviewed on a portfolio basis and with consideration of past due installments. Many factors can affect estimation of the range of losses in each of the categories for which Credicorp estimates the allowance on a portfolio basis. These factors include the methodology used to measure historical delinquency, the determination of the historical period to be considered in such measurements, any legal proceedings brought against specific clients, economic conditions in the different countries in which loans are made (country risk), historical loan loss experience, and appraisal of the loan portfolio, as well as other factors which, in our opinion, require recognition in estimating possible loan losses. The provision is increased for loans for which Credicorp cannot recover the outstanding amount. In such cases, the provision is the difference between the book value and the recoverable amount, which is determined by the present value of expected future cash flows, including the recoverable amount of guarantees. Although Credicorp's models are frequently revised and improved, changes in the Peruvian economy and the short credit history of some clients result in increased uncertainty in these models. The use of different estimates or assumptions could produce different provisions for loan losses and changes in the macro-economic, political and regulatory Peruvian environment could affect the determination of the allowance for loans losses. See “Item 3. Key Information—(D) Risk Factors.”

    Investments

    Beginning in 2001, Credicorp classified its investments in accordance with IAS 39. Management determines the classification of its investments at the date of their purchase and evaluates such classification periodically. On January 1, 2001, Credicorp recognized a credit to retained earnings of US$4.5 million as a result of the adoption of IAS 39 relating to the accounting treatment of investments available-for-sale.

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

    Derivative financial instruments

    Transactions with derivatives, while providing effective economic hedges, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as derivatives held for trading. Derivative financial instruments are initially registered at cost and are subsequently remeasured at their fair value. Fair values are obtained based on market exchange rates or interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair values are recorded in the income statement.

    Insurance reserves

    PPS establishes insurance reserves for the following types of claims: reserves for casualty claims that have been reported but not paid, reserves in respect of IBNR claims, reserves for future benefit obligations under in-force life and accident insurance policies and unearned premium reserves. These reserves collectively appear on Credicorp's consolidated balance sheet as “Reserve for Property and Casualty Claims” and “Reserve for Unearned Premiums.”

    Casualty claims are recorded when reported. The incurred but not reported claims (IBNR) are estimated and reflected as a liability, net of recoveries and reinsurance. The IBNR at December 31, 2003 and 2002 have been estimated by taking into consideration the arithmetic progression of the percentages calculated over the actual figures for the past seven years. Management considers that the estimated amount is sufficient to cover any liability related to IBNR at December 31, 2003 and 2002.

    PPS establishes reserves calculated to meet its obligations under its life and accident policies by using mortality tables, morbidity assumptions and interest rate projections.

    Reserves for life insurance policies are estimated using a net level premium method on the basis of actuarial assumptions as to mortality and interest established at product design. The mortality assumptions established at product design are based on experience which, together with interest assumptions, include a margin for adverse deviation. Additional reserves for specific future benefits, like participating life policies, endowment and return of premium policies are computed using international standards. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments.

    Policyholders' funds for universal life and investment-type products, including or not an interest guaranteed and funding agreements, are equal to the policyholder account values. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

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

    PPS's insurance reserves are calculated using actuarial principles and a variety of assumptions, including, as mentioned above, mortality tables, interest rate estimates and historical claim payment patterns. See Note 3(f) to the Credicorp Consolidated Financial Statements. Although Credicorp frequently revises its models and assumptions, there is inherent uncertainty in the process of estimation of insurance reserves.

    Furthermore, changes in variables such as healthcare costs and mortality rates or macro-economic factors, including Perú's political, economic and regulatory environment, could affect the assumptions used in the estimation of insurance reserves, contributing to uncertainty in the estimation of insurance reserves.

    Use of estimates

    In presenting the financial statements, management also makes estimates and assumptions that include the amount of valuation allowances on deferred tax assets, the amount of insurance reserves, the selection of useful lives of certain assets and the determination of whether a specific asset or group of assets has been impaired. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

    (2) Historical Discussion and Analysis

    The following discussion is based upon information contained in the Credicorp Consolidated Financial Statements and should be read in conjunction therewith. The Credicorp Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 24 to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IFRS and U.S. GAAP as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp's net income and shareholders' equity. The discussion in this section regarding interest rates is based on nominal interest rates. For a comparison of nominal interest rates with real interest rates, see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(i) Average Balance Sheets and Income from Interest-Earning Assets—Real Average Interest Rates.”

    The financial information and discussion and analysis presented below for 2001, 2002 and 2003 reflect the financial position and results of operations for 2001, 2002 and 2003 of Credicorp's subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

    At December 31, 2003, approximately 78.2% of Credicorp's deposits and 83.9% of its loans were denominated in foreign currencies, reflecting the historic lack of confidence in the Peruvian currency stemming from high inflation rates in prior years. With the reduction in the rate of inflation, Credicorp has begun to attract more Nuevo Sol-denominated deposits and to offer more Nuevo Sol-denominated loans. Nevertheless, Credicorp expects the majority of its deposits and loans to continue to be denominated in foreign currencies.

    Results of Operations for the Three Years Ended December 31, 2003

    The following table sets forth, for the years 2001, 2002 and 2003, the principal components of Credicorp's net income:

	Year ended December 31,

	2001	2002	2003

	(U.S. Dollars in thousands)
Interest income	US$694,772	US$531,874	US$548,285
Interest expense	318,542	178,070	162,314

Net interest income	US$376,230	US$353,804	US$385,971
Provision for loan losses	119,422	99,596	66,421

Net interest income after Provision	US$256,808	US$254,208	US$319,550
Noninterest income	329,050	335,659	363,464
Claims on insurance activities	97,017	97,901	99,774
Other expenses	390,779	404,186	430,373
Merger costs	0	0	18,587

Income before translation result, income tax and minority interest	US$98,062	US$87,780	US$134,280

Translation result (loss) gain	US$(2,575)	US$(2,482)	US$(3,675)
Income tax	(25,135)	(32,628)	(39,695)
Minority interest	(15,839)	(10,287)	(10,303)

Net income	US$54,513	US$42,383	US$80,607

    Credicorp's consolidated net income increased from 2002 to 2003 principally due to higher net interest income and non-interest income, and to lower loan loss provisions, which were partly offset by non-recurring merger costs. Merger costs amounting to US$18.6 million were incurred in connection with the mergers of BSCH-Perú in March 2003 and of Solución in March 2004.

    Consolidated net income decreased from 2001 to 2002 mainly because results in 2001 included a non-recurring gain of US$19.0 million from the sale of Banco Capital and the shares of Backus (see “Item 4. Information on the Company—(B) Business Overview—(5) Insurance”), and also because in 2002 BCP incurred non-recurring expenses of US$14.4 million before income taxes related to structural changes of information systems, as well as to a change of corporate image and severance payments owing to staff restructuring. In 2001, the sales of Banco Capital and Backus produced gains of US$6.0 million and US$23.3 million, respectively. In addition, in 2001, BCP made provisions of US$10.6 million for probable losses in the investment portfolio and for probable losses in the loan portfolio of BCB. Aside from the non-recurring items, results in 2002 show lower provisions for bad loans and higher non-financial income, offset by lower net interest income.

    Net Interest Income

    Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,

	2001	2002	2003

	(U.S. Dollars in thousands)

Interest income:
Loans	US$544,255	US$420,341	US$457,826
Deposits	26,051	15,764	5,078
Deposits in Central Bank	39,472	20,752	13,748
Investment securities	82,607	72,724	60,455
Dividends	2,387	2,293	11,178

Total interest income	US$694,772	US$531,874	US$548,285

Interest expense:
Saving deposits	US$31,307	US$9,358	US$6,328
Time deposits	216,741	138,689	134,222
Borrowing from other financial institutions	59,177	25,285	17,235
Demand deposits	11,317	4,738	4,529

Total interest expense	US$318,542	US$178,070	US$162,314

Net interest income	US$376,230	US$353,804	US$385,971

    Credicorp's net interest income increased 9.1% in 2003 compared to 2002, which in turn decreased 6.0% compared to 2001.

    Interest Income . Interest income grew 3.1% in 2003, after decreasing 23.5% in 2002 compared to 2001. The increase in 2003 is primarily due to higher average loan volumes and other interest earning assets resulting mainly from the acquisition of BSCH-Perú. Interest income decreased during 2002 principally due to lower interest rates on loans and lower loan volumes. In these periods, Credicorp continued having excess liquidity resulting from reduced economic activity in Perú and, particularly in 2003, from competition from the capital markets which offered financing at lower costs to the corporate sector. Another contributing factor was the continuing policy of Credicorp's management to tighten credit requirements in the Middle Market and Small Business segments. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

    Average nominal interest rates earned by Credicorp on its loans increased to 10.3% in 2003, from 10.1% in 2002, which in turn fell from 12.4% in 2001. The average nominal interest rate for foreign currency-denominated loans was 10.7% in 2001, decreasing to 8.5% in 2002, but increased to 8.8% in 2003. Interest rates for Nuevo Sol-denominated loans decreased from 24.5% in 2001 to 20.4% in 2002, and further to 18.5% in 2003.

    The quarterly average balance of Credicorp's foreign currency-denominated loan portfolio increased 4.4% to US$3,755.2 million in 2003, from US$3,595.2 million in 2002, which in turn decreased 5.9% from US$3,819.9 million in 2001. The average balance of Credicorp's Nuevo Sol-denominated loan portfolio remained virtually unchanged from 2001 to 2002 with a balance of US$560.1 million at year end, but grew 23.7% to US$692.6 million in 2003. Credicorp's excess liquidity continued through 2003, but the adverse economic situation made it difficult to place loans adequately. During 2003, an increasing proportion of loans went to small business, housing mortgages and consumer segments presenting higher risk, but these segments also yielded higher margins. See “Item 4. Information on the

Company—(B) Business Overview—(3) Commercial Banking—(ii) Retail Banking” and “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

    Credicorp's planned shift in its loan portfolio to middle market, small and micro-businesses, and consumer lending could be accompanied by increased risk, not only due to the speed and magnitude of the shift, but also to Credicorp's lack of experience in lending in these areas, as compared to its experience in more traditional corporate lending activities. Given the changing composition of Credicorp's loan portfolio, Credicorp's historical loss experience may not be indicative of its future loan loss experience.

    Interest expense. Interest expense decreased 8.9% in 2003 compared to 2002, and by 44.1% in 2002 compared to 2001. Lower interest expense in 2003 and 2002 was principally due to decreased interest rates on deposits. Interest rates paid on foreign currency-denominated deposits decreased from 4.8% in 2001 to 3.1% in 2002 and further to 2.5% in 2003. Interest paid on Nuevo Sol-denominated deposits decreased from 6.0% in 2001 to 2.5% in 2002, and further to 2.3% in 2003. The decrease in the average nominal interest rate paid on both foreign currency-denominated deposits and Nuevo Sol-denominated deposits resulted primarily from excess liquidity in Perú's major banks and also as a result of low rates in international capital markets. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

    Credicorp's average foreign currency-denominated deposits increased 15.0% to US$4,762.2 million in 2003 from US$4,141.2 million in 2002, which in turn decreased 5.2% from US$4,369.4 million in 2001. Credicorp's average Nuevo Sol-denominated deposits grew 25.1% in 2003 to US$1,191.3 million, from US$952.0 million in 2002 which in turn represented a 15.3% increase from US$825.8 million in 2001. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

    Net interest margin. Credicorp's net interest margin (net interest income divided by average interest-earning assets) decreased from 5.3% in 2001 to 5.1% in 2002, but remained nearly unchanged at 5.2% during 2003 as lower returns on interest-earning assets, mostly securities and Nuevos Soles loans, were offset by lower funding costs. The net interest margin decreased in 2002 mainly due to lower returns on Nuevo Sol-denominated investments and loans due to the stability of the exchange rate. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

    Provision for Loan Losses

    Credicorp classifies by risk category all of its loans and other credits. Credicorp establishes specific loan loss reserves based on the classification of particular loans (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio”). Credicorp does not anticipate that the expansion of its loan portfolio or the consolidation of the activities of its subsidiaries will necessitate a change in its reserve policy.

    The following table sets forth the movements in Credicorp's reserve for loan losses:

	Year ended December 31,

	1999	2000	2001	2002	2003

	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$270,082	US$307,343	US$341,487	US$344,433	US$424,031
Additional provisions	181,220	170,102	119,422	99,596	66,421
Acquisitions	--	--	--	122,841	--
Recoveries of write-offs	5,903	7,825	14,935	12,050	17,416
Sales and write-offs	(156,976)	(135,320)	(124,690)	(150,102)	(185,688)
Monetary Correction and Other	7,114	(8,463)	(6,721)	(4,787)	4,497

Reserves for loan losses at the End of the year	US$307,343	US$341,487	US$344,433	US$424,031	US$326,677

    Provisions for loan losses, charged against income net of recoveries, decreased 33.3% to US$66.4 million in 2003, after declining 16.6% to US$99.6 million in 2002. Provision expense in 2003 included US$20.6 million required by BCB (compared to US$30.2 million in 2002) and US$5.0 million for Banco Tequendama (compared to US$5.9 million in 2002). The lower provision expense in 2003 is primarily due to improved loan quality, particularly with respect to BCP's loan portfolio, and to a lesser degree to lower loan volumes and higher recoveries of charged-off accounts. In 2002, despite lower charges, provisioning to offset risk continued to be high compared to provisioning in better performing periods. This was principally due to continued requirements by the Middle Market and Small Business segments resulting from the delay in the recovery of economic activity and ongoing decreased domestic demand caused by the unevenness of the recovery. The Middle Market and Small Business segments continued to require most of the provisions made during 2003 and 2002.

    The effects of the increase in specific provisions were partly offset by write-offs of specific loans amounting to US$185.7 million during 2003, 23.7% higher than US$150.1 million in 2002, which in turn was 20.4% higher than US$124.7 million in 2001. The loans charged off are primarily attributable to the removal of loans that were fully provided for and considered unrecoverable pursuant to loan provision regulations in effect since 1998. These regulations lowered the amount of time loans were required to remain fully provided for before being charged off.

    Loan loss provisions for impaired loans not specifically identified, which totaled US$30.4 million as of December 31, 2001, grew to US$46.0 million as of December 31, 2002, but declined to US$40.8 million as of December 31, 2003.

    Reserves as a percentage of past due loans increased to 127.5% at year-end 2003, from 104.4% at year-end 2002, and also from 98.2% at year-end 2001. Reserves as a percentage of substandard loans decreased to 50.3% at year-end 2003 from 51.8% at year-end 2002, but remain higher than the 45.4% at year-end 2001. Given the changing composition of Credicorp's loan portfolio, Credicorp's historical loss experience may not be indicative of its future loan loss experience.

    Noninterest income

    The following table reflects the components of Credicorp's noninterest income:

	Year ended December 31,

	2001	2002	2003

	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$155,030	US$177,305	US$189,472
Net (loss) gains from sales of securities	31,737	(1,097)	1,969
Net gains on foreign exchange transactions	17,549	22,582	23,681
Net premiums earned	112,204	125,218	125,115
Other income	12,530	11,651	23,227

Total non-interest income	US$329,050	US$335,659	US$363,464

    Credicorp's noninterest income increased 8.3% to US$363.5 million in 2003 from US$335.7 million in 2002, which in turn increased 2.0% from US$329.1 million in 2001. Revenue increase in 2003 is primarily due to higher fees from banking services, as well as increases in various revenue items included in Other income, which increased from US$11.7 million in 2002 to US$23.2 million in 2003. Higher revenue in 2002 is mainly due to increased banking fee income and insurance premiums, which offset lower gains from securities transactions. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.”

    Fee and commission income grew 6.9% to US$189.5 million in 2003, after a 14.4% increase in 2002 from 2001. Fees increased in 2003 mainly due to growth in account maintenance fees, credit cards and in brokerage and mutual funds fees. In 2002, almost all lines grew, with the largest increases in account maintenance charges, credit card fees, and fees related to brokerage and investment banking.

    Net gains from the sale of securities, principally equities, resulted in a gain of US$2.0 million in 2003, compared to a net loss of US$1.1 million in 2002, after a net gain of US$31.7 million in 2001. Gains in 2003 resulted mainly from the recovery of valuations in capital markets. The net loss in 2002 is mostly due to losses in ASB's investment portfolio. The increase in 2001 is primarily due to gains from the sale of Banco Capital and the shares of Backus. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.”

    Credicorp's gains from foreign exchange transactions grew 4.9% in 2003 compared to 2002, after a 28.7% increase in 2002 compared to 2001. Gains from foreign exchange transactions are not attributable to proprietary trading on the part of Credicorp. Increased gains in 2003 compared to 2002 were principally the result of higher volumes which offset a slight decrease of the buy/sell spread to 0.12% in 2003. Increased gains in 2002 compared to 2001 were principally the result of higher volumes which offset a further decrease of the buy/sell spread. The buy/sell spread on U.S. Dollars has been decreasing in recent years, from 0.16% in 2000, to 0.15% in 2001 and to 0.13% in 2002, reflecting increased stability and competition in the foreign exchange markets.

    Other income increased 99.4% to US$23.2 million in 2003, after decreasing 7.0% to US$11.7 million in 2002 compared to 2001. Other income principally consists of customer service charges and certain sundry income items. Increased income in 2003 was due to higher revenue from the sale of assets acquired through mergers (US$3.8 million in 2003 as compared to US$0 in 2002), gains on sales to third-parties of written-down accounts (US$5.1 million in 2003 as compared to US$0.1 million in 2002) and higher revenue from real estate leasing (US$2.4 million in 2003 as compared to US$0.7 million in 2002). Other income declined in 2002 mainly due to lower gains on sales of foreclosed real estate.

    Net premiums remained nearly unchanged at US$125.1 million in 2003 after growing 11.6% to US$125.2 million in 2002. In 2003, total consolidated gross premiums, before reinsurances, consisted of: (i) general insurance line premiums, which amounted to 57.5% of total premiums and increased 5.4%; (ii) Pacífico Salud's premiums, which were 8.2% of the total and decreased 7.0%; and (iii) Pacífico Vida's premiums, which amounted to 34.2% of the total and grew 42.3%.

    During 2003, within general insurance lines, the fire insurance line grew 18.6%, the health and medical assistance insurance line grew 3.5%, while the automobile insurance line declined 10.3%. Pension fund benefits insurance decreased 4.6% during 2003, while group life insurance and individual life insurance grew 16.8%, and life annuities increased 136.6%. During 2002, in terms of total premiums, before reinsurances, general insurance lines grew 22.3%, the fire insurance line grew 68.6%, pension fund benefits insurance grew 6.9%, life insurance policies grew 7.1% and life annuities decreased 1.4%. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.”

    Life annuities showed a significant growth rate in 2003 mainly due to favorable regulatory changes that allowed for early retirement. In 2002, fire insurance had a significant increase in premiums due mostly to the sale of fire insurance to clients related to the state-owned insurance company, which ceased operating. Premiums also increased in 2003 and 2002 as a result of higher tariffs due to higher international reinsurance costs. Retained premiums increased in 2003 and 2002 due in part to the higher reinsurance premiums. As a result, particularly in fire insurance, PPS retained a higher proportion of the premiums as PPS contracted less reinsurance. PPS attributes higher reinsurance costs to increased apprehension following the attacks in September 2001 in New York and Washington , D.C. and the lower returns on investments international reinsurers have received due to adverse market conditions.

    Claims on Insurance Activities

    During 2003, claims on insurance activities increased by 1.9% to US$99.8 million, after growing slightly by 0.9% to US$97.9 million in 2002. Nevertheless, the net loss ratio, defined as net claims paid as a percentage of net premiums written, decreased to 48.7% in 2003, compared to 58.6% in 2002, which in turn decreased from 63.9% in 2001.

    The net loss ratio improved in 2003 mainly due to lower ratios in the following segments: fire insurance, for which the net loss ratio decreased to 13.4% from 15.9% in 2002; health insurance together with Pacífico Salud, for which the net loss ratio decreased to 83.5% from 85.2% in 2002; and Pacífico Vida, for which the net loss ratio decreased to 32.0% from 45.7% in 2002. In 2002, the net loss ratio improved mainly in the following segments: fire insurance, which decreased to 15.9% from 78.6% in 2001; Pacífico Salud, whose ratio decreased to 82.6% from 108.0% in 2001; and personal injury, in which the net loss ratio decreased to 45.4% from 62.0% in 2001. In 2001, the net loss ratio improved despite the health insurance ratio remaining high at 86.2%, even after taking measures to reduce claims, and a higher ratio in fire insurance of 78.6% which was due to claims caused by the earthquake in the south of Perú, which occurred in the second quarter of 2001. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.”

    Other Expenses

    The following table reflects the components of Credicorp's other expenses:

	Year ended December 31,

	2001	2002	2003

	(U.S. Dollars in thousands)
Salaries and employee benefits	US$173,974	US$183,468	US$193,563
General and administrative	128,007	133,502	147,593
Depreciation and amortization	46,732	44,371	47,883
Provision for seized assets	7,447	15,094	13,588
Other	34,619	27,751	27,746
Merger costs	0	0	18,587

Total other expenses	US$390,779	US$404,186	US$448,960

    Credicorp's other expenses (aside from provisions for loan losses) increased 11.1% to US$449.0 million in 2003, after an increase of 3.4% in 2002 compared to 2001. Other expenses grew in 2003 principally because of US$18.6 million of merger costs related to the mergers of BSCH-Perú and Solución as well as higher general and administrative expenses and personnel expenses (salaries and employee benefits). Higher expenses during 2002 were due mostly to increased general and administrative expenses and personnel expenses.

    Personnel expenses grew 5.5% in 2003 compared to 2002, after a similar 5.5% increase in 2002 compared to 2001. The number of Credicorp's personnel decreased to 9,318 in 2003 from 9,896 in 2002, which in turn increased from 9,375 in 2001. Considering only BCP, the number of personnel decreased to 7,530 in 2003 from 8,356 in 2002, which in turn increased from 7,747 in 2001. The personnel decrease in 2003 is mainly due to the restructuring of recently acquired subsidiaries.

    Credicorp's general and administrative expenses (which include taxes other than income taxes) increased 10.6% in 2003 compared to 2002, which in turn increased 4.3% compared to 2001. Higher expenses in 2003 were mainly the result of increases in systems and maintenance expenses and in supplies and operating charges, which included non-recurring expenses of US$7.5 million related to the computer systems restructuring project. Higher expenses in 2002 were the result of non-recurring charges related to projects including launching the new BCP identity; the restructuring of computer systems; and severance payments due to staff restructuring, which totaled US$14.4 million in 2002.

    Depreciation and amortization increased 7.9% to US$47.9 million in 2003, after decreasing by 5.1% and 1.7% during 2002 and 2001, respectively. The increase in 2003 is mainly due to higher fixed assets from the BSCH-Perú merger.

    Other expenses remained relatively unchanged in 2003 compared to 2002, after decreasing 19.8% in 2002 compared to 2001. Other expenses consist primarily of certain contingency provisions, net asset disposal costs and other miscellaneous items. Lower expenses in 2002 were mainly due to decreased provisions for contingencies.

    Translation Result

    Since Credicorp's financial statements are kept in U.S. Dollars, the translation result reflects exposure to devaluation of net monetary positions in other currencies. Credicorp had a US$3.7 million translation loss in 2003, a US$2.5 million loss in 2002 and a US$2.6 million loss in 2001. In 2003, translation loss was mostly due to losses at BCP, Banco Tequendama and PPS. Translation loss in 2002 was mostly due to losses recorded at Banco Tequendama, which were caused by the devaluation of the

Colombian and Venezuelan currencies. These losses were partly offset by gains at BCP. Translation loss in 2001 was mostly due to losses recorded at PPS and Banco Tequendama, which had US$1.7 million and US$1.0 million of translation losses, respectively.

    Income Taxes

    Credicorp is not subject to income taxes or taxes on capital gains, capital transfers or equity or estates duty under Bermuda law; however, certain of its subsidiaries are subject to income tax depending on the legislation applicable to the jurisdictions in which they generate income.

    Credicorp's Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under the Peruvian tax law. The statutory income tax rate payable in Perú in 2002 and 2003 was 27% of taxable income, which includes the result of exposure to inflation. The statutory income tax was raised to 30% starting in fiscal year 2004. An additional 4.1% withholding tax is applied on dividends, which Credicorp registers as income tax based on the liquid amount received from BCP and PPS. Amendments to the income tax legislation in 2000 allowed Peruvian companies to pay income tax at a rate of 20% for the portion of taxable income reinvested in any economic activity during that year, adjusted from the standard rate of 30%. For fiscal years 1998 and 1999, companies were subject to an extraordinary tax on net assets of 0.5%, and 0.2%, respectively. In the case of banks, such asset taxes were calculated based on 50% of assets (net of depreciation, reserve for loan losses and common stock investments in Peruvian corporations) as of December 31 of the relevant fiscal year. Beginning in 1994, amounts required to be held by BCP in the Central Bank as reserve deposits could be deducted from the asset calculation for determination of the alternative minimum tax and the extraordinary tax. Starting in 2003, and applying rates on substantially the same net assets, a procedure is applied to make advance payments of the income tax liability corresponding to the ongoing fiscal year. Both the asset based taxes and the advance payment procedure are payable even if no tax liability results in the tax year in question.

    Peruvian tax legislation is applicable to legal entities established in Perú, and on an individual (not consolidated) basis. Credicorp's non-Peruvian subsidiaries are not subject to taxation in Perú and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

    ASHC is not subject to taxation in Panama since its operations are undertaken “offshore.” The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance or gift tax. Prior to 1995, there was no corporate income tax in Bolivia . Although Bolivia adopted an income tax regime starting in 1995, due to BCB's ability to offset taxes paid other than income taxes from any income tax liability, no Bolivian income taxes have been payable. Banco Tequendama is subject to income tax in Colombia at the statutory rate of 35%.

    Income tax expense by Credicorp increased to US$39.7 million in 2003 from US$32.6 million in 2002, which in turn increased from US$25.1 million in 2001. Income tax growth in these periods reflects increases in Credicorp's taxable income. Since 1994, Credicorp has paid the Peruvian income tax at the statutory rate. The effective tax rates in 2002 and 2003 were 38% and 33%, respectively.

    (3) Financial Condition

    Total Assets

    As of December 31, 2003, Credicorp had total assets of US$8,294.4 million, decreasing 3.9% compared to total assets of US$8,629.6 million at December 31, 2002, with loans, net of provisions, decreasing 5.4%. From December 31, 2002 through December 31, 2003, the Peruvian financial system declined 3.4% in terms of deposits and 6.4% in terms of loans, comparing balances in nominal Nuevos

Soles, while GDP grew 4.0%. Although no assurance can be given, Credicorp expects its total assets to grow in the following years at a rate similar to GDP growth. The ratio of financial intermediation, as measured by the sum of currency in circulation, bank deposits and other bank obligations to the public, divided by GDP, was 5.2% in 1990 and, although this ratio reached approximately 25.5% in 2001 and 2002, this was still below the 26.7% peak in the early 1970s. In 2003, the ratio of financial intermediation decreased to 24.5%. Credicorp expects the rate of growth in total assets to remain at moderate levels compared to the unusually high levels experienced through 1997.

    Credicorp's planned expansion in its loan portfolio could be accompanied by increased risk, not only due to the speed and magnitude of the increase in loans, but also to the anticipated shift to middle market and consumer lending, sectors in which Credicorp lacks the experience that it has in its more traditional lending activities, particularly corporate lending. Given the changing composition of Credicorp's loan portfolio, Credicorp's historical loss experience may not be indicative of its future loan loss experience.

    As of December 31, 2003, Credicorp's total loans were US$4,481.5 million, which represented 54.0% of total assets. Net of reserves for loan losses, loans were US$4,154.8 million. As of December 31, 2002, Credicorp's total loans equaled US$4,817.7 million, which represented 55.9% of total assets. Net of reserves for loan losses, loans were US$4,393.6 million. Credicorp's total loans decreased from December 31, 2002 to December 31, 2003 by 7.0%, and net of loan loss reserves by 5.4% in the same period.

    Credicorp's total deposits with the Central Bank of Perú decreased from US$1,317.0 million as of December 31, 2002 to US$929.6 million as of December 31, 2003. Credicorp's securities holdings (which include marketable securities and investments) increased to US$1,740.3 million at December 31, 2003 from US$1,240.4 million at December 31, 2002. During 2003, the securities portfolio increased 40.3% principally due to increased investments in bonds and in Central Bank certificates by BCP. The decrease in total Central Bank of Perú deposits and increases in securities holdings and the securities portfolio are primarily related to shifting Credicorp's excess liquidity to investments in fixed income securities.

    Total Liabilities

    As of December 31, 2003, Credicorp had total liabilities of US$7,383.7 million, a 5.4% decrease from total liabilities of US$7,805.8 million as of December 31, 2002. As of December 31, 2002, Credicorp had total deposits of US$5,986.2 million, a 6.2% decrease from total deposits of US$6,381.2 million at December 31, 2002. Credicorp believes that its extensive branch network and reputation in the Peruvian market have allowed it to compete effectively for new deposits and to attract stable, low cost savings deposits. During 2003, demand deposits grew 2.5%, while savings deposits decreased 12.8% and time deposits decreased 6.3%. As of December 31, 2003, Credicorp had 44.2% of total savings deposits in the Peruvian banking system and 36.1% of total deposits, both of which are the highest of any Peruvian bank. An important characteristic of Credicorp's deposit base is that, as of December 31, 2003, it included 57.7% of the entire Peruvian banking system's CTS deposits. Credicorp believes that it traditionally has attracted a high percentage of the savings and CTS deposit market because of its reputation as a sound institution, its extensive branch network and the quality of its service. Credicorp's funding strategy has been structured around maintaining a diversified deposit base. Credicorp's core deposits (savings, CTS and demand deposits) accounted for 58.5% of its total deposits as of December 31, 2003, and more than 60% of total deposits considering BCP individually. Credicorp's market share in these types of deposits amounted to 46.3% of the Peruvian banking system at December 31, 2003.

    (4) Reconciliation of Differences Between IFRS and U.S. GAAP

    The Credicorp Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. The principal difference between IFRS and U.S. GAAP, insofar as they relate to Credicorp, is the treatment of goodwill amortization. Credicorp believes that there is no significant difference between (i) the amounts of the loan loss provisions taken under IFRS and the provisions that would be required under U.S. GAAP, (ii) the accounting treatment of investments with the adoption of IAS 39 since 2001 (see Note 3(i) to the Credicorp Consolidated Financial Statements) and (iii) the treatment of goodwill amortization in 2002. Net income for the year ended December 31, 2003 was US$80.6 million under IFRS compared to US$84.8 million under U.S. GAAP. Net income for the year ended December 31, 2002 was US$42.4 million under IFRS compared to US$45.4 million under U.S. GAAP. Net income for the year ended December 31, 2001 was US$54.5 million under IFRS compared to US$55.9 million under U.S. GAAP. Shareholders' equity under IFRS was US$910.7 million as of December 31, 2003 compared to US$918.0 million under U.S. GAAP, and US$823.8 million as of December 31, 2002 compared to US$826.8 million under U.S. GAAP. See Note 24 to the Credicorp Consolidated Financial Statements for a discussion of the significant differences between IFRS and U.S. GAAP, insofar as they relate to Credicorp.

(B) Liquidity and Capital Resources

    Regulatory Capital and Capital Adequacy Ratios

	As of December 31,

	2001	2002	2003

	(U.S. Dollars in thousands, except percentages)
Capital stock, net	US$ 536,327	US$ 539,235	US$539,235
Legal and other capital reserves	69,527	69,527	202,440
Retained earnings	0	29,162	0
Generic contingency loss Reserves	34,577	34,577	34,577
Subordinated debt	55,555	68,349	97,140

Total	US$ 695,986	US$ 740,850	US$873,392
Less: investment in multilateral Organizations and Banks	(162)	(2,808)	(20,762)

Total regulatory capital(1)	US$ 695,824	US$ 738,042	US$852,630
Risk-weighted assets (1)	5,912,823	6,407,333	6,431,535
Capital Ratios:
Regulatory capital as a percentage of risk-weighted assets	11.77%	11.52%	13.26%
Ratio of risk-weighted assets to regulatory capital (1)	8.50	8.68	7.54

(1)
On an unconsolidated basis, BCP's regulatory capital was US$471.3 million and its risk-weighted assets and equivalent market risks were US$4,306.8 million as of December 31, 2003, yielding a ratio of 9.1 to 1.0 (10.9%). ASB, which determines regulatory capital and risk-weighted assets in accordance with the Basel Accord, had a risk-weighted assets to regulatory capital ratio of 6.3 to 1.0 (15.8%).

   Average shareholders' equity as a percentage of average total assets increased from 10.1% in 2001 to 10.4% in 2002 and remained nearly unchanged at 10.3% in 2003.

    Liquidity Risk

    The following table reflects the maturity and currency structure of Credicorp's assets, liabilities and shareholders' equity as of December 31, 2003:

	Year ended December 31, 2003

	Nuevos Soles	Foreign currency	Total	Percentage

	(U.S. Dollars in thousands, except percentages)
Assets
Financial Assets:
Cash and due from banks	US$139,514	US$1,473,216	US$1,612,730	19.44%
Other assets (1)
Less than 3 months	403,455	1,635,729	2,039,184	24.59%
From 3 months to 12 months	248,289	889,090	1,137,379	13.71%
More than 12 months	559,519	2,641,911	3,201,430	38.60%

Sub-Total	1,350,777	6,639,946	7,990,723	96.34%
Non-Financial Assets:
Bank premises and equipment and others	356,618	273,730	630,348	7.60%
Reserves for loan losses	(40,381)	(286,296)	(326,677)	-3.94%

Sub-Total	316,237	(12,566)	303,671	3.66%

Total	US$1,667,014	US$6,627,380	US$8,294,394	100.00%

Percentage of total assets	20.10%	79.90%	100.00%
Liabilities and Shareholders' Equity
Financial Liabilities:
Non-interest bearing deposits	US$238,415	US$622,170	US$860,585	10.38%
Other liabilities (2)
Less than 3 months (3)	1,180,875	2,911,595	4,092,470	49.34%
From 3 months to 12 months	104,589	494,175	598,764	7.22%
More than 12 months	174,547	986,596	1,161,143	14.00%

Sub-Total	1,698,426	5,014,536	6,712,962	80.93%
Non-Financial Liabilities and Equity:
Other liabilities	48,542	622,160	670,702	8.09%
Shareholders' equity	589,042	321,688	910,730	10.98%

Sub-Total	637,584	943,848	1,581,432	19.07%

Total	US$2,336,009	US$5,958,385	US$8,294,394	100.00%

Percentage of total liabilities and shareholders' equity	28.16%	71.84%	100.00%

(1)	Consists of loans, marketable securities, investments, interest and other receivables, deferred expenses and other assets.
(2)	Demand, savings, certificates of deposit, time deposits and borrowings
(3)
Includes US$527.4 million of CTS deposits which, subject to certain exceptions, may be withdrawn by the depositor only upon termination of employment or upon transfer to another bank. Although classified as short-term, historically these deposits have been relatively stable.

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

    BCP is subject to SBS Resolution No. 622-98, enacted in July 1998, which made its Market Risk Unit responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP's daily average ratios during the month of December 2003 were 37.8% and 46.3% for Nuevos Soles and foreign exchange-based transactions, respectively (30.5% and 55.7% in 2002, respectively), demonstrating Credicorp's continuing excess liquidity due to declining loan balances.

    Credicorp has never defaulted on any of its debt or been forced to reschedule any of its obligations. Even during the early 1980s, when the government of Perú and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and PPS complied with all of their payment obligations.

    Credicorp's principal source of funding is customer deposits with BCP's Retail Banking division and ASHC's Private Banking division, and premiums and amounts earned on invested assets at PPS. The growth of Credicorp's deposit base over the past years has enabled Credicorp to increase significantly its lending activity. Credicorp believes that funds from its deposit-taking operations generally will continue to meet Credicorp's liquidity needs for the foreseeable future. The Retail Banking division has developed a diversified and stable deposit base and the Private Banking division has developed a stable deposit base that, in each case, provides Credicorp with a low-cost source of funding. This deposit base has traditionally been one of Credicorp's greatest strengths.

    BCP at times has accessed Perú's short-term interbank deposit market, although it is generally a lender in this market. The Central Bank's discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP. ASHC also has the ability to borrow from correspondent banks on an overnight basis at rates tied to the Federal Funds rate as well as funding lines from international financial institutions.

    At the end of 2003, Credicorp had credit lines available from correspondent banks of approximately US$1.6 billion, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. The latter facilities include funding from COFIDE, CAF, the IFC and other international lenders. In 1998 and 2001, a total of approximately US$200 million of funding was received through the securitization of certain credit card receivables and diversified payment rights, with BCP as the originator of such assets. BCP may utilize these funding options in the future. As of December 31, 2003, borrowed funds amounted to US$273.7 million as compared to US$309.7 million in 2002 and US$341.5 million in 2001.

    In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP's exposure to interest rate fluctuations and inflation. Mortgage bonds are U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2003, BCP had US$30.2 million of outstanding mortgage bonds and notes (US$28.5 million in 2002).

    A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2003, BCP had US$233.0 million of outstanding leasing bonds (US$350.2 million in 2002). These bonds have maturities extending from three to five years and bear the same interest as 360-day time deposits.

    Among the policies that Credicorp follows to ensure sufficient liquidity are the active management of interest rates and the active monitoring of market trends, in order to identify and provide for changes in the supply of deposits or the demand for loans.

    The principal sources of funds for PPS's insurance operations are premiums and amounts earned on invested assets. The major uses of these funds are the payment of policyholder claims, benefits and related expenses, reinsurance costs, commissions and other operating costs. In general, PPS's insurance operations generate substantial cash flow because most premiums are received in advance of the time when claim payments are required. Positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, historically have met the liquidity requirements of PPS's insurance operations. See Notes 11 and 12 to Credicorp's Consolidated Financial Statements.

(C) Research and Development

        Not applicable.

(D) Trend Information

    Credicorp was able to overcome difficulties presented by the ramifications of the international financial crisis during the years 1998, 1999 and 2000, and turned its focus on improving its core businesses in 2001, 2002 and 2003. Through these past years, Credicorp dedicated significant resources to consolidate its competitive advantages. During 2004, Credicorp expects to continue trends already seen in the preceding year, consolidating its efforts on market segments with greater growth potential and with higher profitability, and further strengthening its balance sheet. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2003 and —(2) Strategy.”

    In 2004, it is likely that banks in Perú will see little growth in loans, financial margins will continue to tighten, pricing for the services they offer will suffer from higher competition, and service volumes will be negatively affected by financial transaction taxes. Credicorp will continue the application of policies that reduce volatility of net income and implement cost control measures to offset decreased profitability, compensate for lower financial margins and raise operating efficiency.

    For BCP, growth will primarily be directed towards offering loans and adequate financial services in market segments with higher margins and lower banking penetration. In personal banking, BCP expects that in 2004 growth in mortgage loans will continue, especially loans linked to the government's MiVivienda low-income housing program, as well as loans to micro-businesses. In order to generate more fee income from transactional services, BCP will further increase its branches in zones poorly served by banks and which show growth potential. Middle Market Banking, after the removal of bad loans from its loan portfolio, is another market segment which should begin to recover and reach volumes seen prior to the crisis. In 2004, BCP will integrate loan clients previously served by Solución. To accomplish this, BCP has implemented certain organizational changes, including the creation of a unit specializing in micro-business lending.

    ASHC will continue its strategy to achieve sustained growth in managing third-party funds and change the composition of its investments towards lower-risk instruments. Implementation of this strategy will result in lower interest income, but this should be offset by the increase in fees from third-party fund management.

    Banco Tequendama will continue its efforts to increase loans and deposits in the personal banking segment, reduce expenses and generate positive results, without requiring additional support from Credicorp.

    In 2004, BCP's Bolivian subsidiary is expected to reduce its overdue loans and to require smaller charges for loan loss provisions, for which no additional support from BCP will be required.

    Credicorp's insurance business is likely to grow in 2004 in line with economic activity even though its margins will remain low because of greater competition. Credicorp expects that profitability will increase through lower provisioning requirements. Growth in life insurance and life annuities is likely to continue, and, in the field of health insurance, PPS will focus on merging the operations of the recently acquired private health insurance provider into its own.

(E) Off-Balance Sheet Arrangements

    Credicorp has various contractual obligations that are recorded as liabilities in its financial statements. Other contractual arrangements, such as contingent credits contracts, are not recognized as liabilities in Credicorp's financial statements but are required to be registered in off-balance sheet accounts. Credicorp enters into these off-balance sheet arrangements in the ordinary course of business in order to take advantage of above average interest margins, in the case of guarantees and letters of credit, and short-term market movements in the equity and bond markets and in currency and interest rates, in the case of derivatives and swaps.

    The following table reflects Credicorp's off-balance sheet arrangements as of December 31, 2003 and 2002:

	At December 31,

	2002	2003

	(U.S. Dollars in thousands)
Contingent Credits

Guarantees and stand by letters	US$ 816,844	US$ 629,944
Import and Export letters of Credit	140,086	152,942
	956,930	782,886

Responsibilities under credit line agreements	188,428	570,276
Financial derivative contracts, net	269,500	135,647
Swap contracts	10,784	98,083

Total	US$1,425,642	US$1,586,892

    In the normal course of its business, Credicorp is party to transactions with off-balance sheet risk. These transactions expose Credicorp to credit risk in addition to the amounts recognized in the consolidated balance sheets. Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. Exposure to losses under commitments to extend credit is represented by the contractual amount specified in these instruments. Credicorp applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including the requirement to obtain collateral to support off-balance sheet financial instruments, when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

    Due to the fact that many of the contingent credits are expected to expire without any payment being required from Credicorp, the total committed amounts do not necessarily represent future cash requirements.

    Export and import letters of credit and guarantees and stand-by letters of credit are conditional commitments issued by Credicorp to guarantee the performance of a customer to a third party. Export and import letters of credit are mainly issued as credit enhancements for overseas commercial transactions. Risks associated with these credits are reduced by the participation of third parties.

    As of December 31, 2003 and 2002, Credicorp has registered as derivatives transactions commitments related to purchase and sale of foreign currency. Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed. As of December 31, 2003 and 2002, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$313.9 million and US$530.6 million, respectively, with maturities not greater than one year. These agreements are executed to satisfy client requirements and are recorded by Credicorp in the financial statements at fair market value. See Note 22 to the Credicorp Consolidated Financial Statements.

    Interest rate swaps are derivatives contracts, which exchange variable interest rates for fixed interest rates. The risk arises each time the projected level of the variable rate during the term of the operation is higher than the fixed rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2003, the notional amount of outstanding interest rate swap contracts was approximately US$98.1 million (approximately US$10.8 million at December 31, 2002). These contracts are recorded by Credicorp at fair market value.

(F) Contractual Obligations

    Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes Credicorp's contractual obligations by remaining maturity as of December 31, 2003. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2003.”

	Payments due by period

	Total at December 31, 2003	Less than 1 year	1–3 years	3–5 years	More than 5 years

	(U.S. Dollars in thousands)
Due to banks and correspondents	US$ 182,676	US$ 55,656	US$ 68,921	US$ 53,855	US$ 4,244
Promotional credit lines	59,164	8,761	5,620	9,231	35.552
Overnight funds	28,618	28,618	0	0	0
Loans from multilateral organizations	3,276	3,276	0	0	0

Total	US$ 273,734	US$ 96,311	US$ 74,541	US$ 63,086	US$ 39,796

The balance of the Due to banks and correspondents caption in the table above, correspond to the following operations:

  Bank loans obtained by Credicorp mainly to finance foreign trade and working capital amounted to US$84.1 million in 2003 and US$103.5 million in 2002.

  A loan transaction made in November 1998, amounting to US$100 million, with maturities until November 2005, secured by the collection of BCP’s future inflows corresponding to the consumption and cash advances made in Perú through Visa credit cards issued by foreign banks. This transaction bears an annual interest rate of 5.74%. As of December 31, 2003, the securitization obligation amounted to US$33.3 million (US$48.4 million in 2002).

  A securitization transaction amounting to US$100 million made by BCP in January 2001, amortizing through January 2008. This transaction corresponds to the future collection of payment orders in U.S. Dollars related to the transfers of funds received from banks located outside Perú. This transaction bears monthly interest rates that fluctuated between 1.44% and 1.83% in 2003 (between 1.73% and 2.41% in 2002). As of December 31, 2003, the balance of this obligation amounted to US$65.3 million and US$78.2 million in 2002.

     Promotional credit lines represent loans granted to BCP by COFIDE and the Inter-american Development Bank, for promoting the development of specific activities in Perú. As of December 31, 2003, these credit lines are guaranteed with loans by BCP to customers amounting to US$43.2 million (US$18.4 million in 2002), and include covenants specifying the use of funds, financial conditions that the borrower must maintain and other administrative matters.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) Directors and Senior Management

     Board of Directors

The following table sets forth the current Directors of Credicorp.

Name	Position	Years served as a Director(1)

Dionisio Romero	Chairman	34
Luis Nicolini	Deputy Chairman	28
Fernando Fort	Director	22
Reynaldo Llosa	Director	21
Juan Carlos Verme	Director	14
Luis Enrique Yarur	Director	8
___________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2003.

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

     Luis Nicolini, an industrial banker by profession, has served as Vice Chairman of Banco de Crédito del Perú since August 1995, is also a Director on the Boards of Inversiones Centenario, Alicorp,

and is Chairman of the textile company Fábrica de Tejidos La Bellota. He has been Deputy Chairman of Credicorp since August 1995.

     Fernando Fort is a lawyer and Partner at the law firm of Fort, Bertorini y Godoy. Mr. Fort has served as a Director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. He has served as a Director of Credicorp since March 1999. Additionally, Mr. Fort serves as a Director on the Board of Inversiones Centenario and the Boards of various other companies.

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

     Executive Officers

     Pursuant to Credicorp’s bye-laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more Directors, officers, employees or agents. The following table sets forth information concerning the principal executive officers of Credicorp.

Name	Position	Years Served as an Officer(1)

Dionisio Romero	Chief Executive Officer	34(2)
Raimundo Morales	Chief Operating Officer	24
Carlos Muñoz	Executive Vice President	23
Benedicto Cigüeñas	Chief Financial and Accounting
	Officer (until March 31, 2004)	13
Walter Bayly	Chief Financial and Accounting
	Officer (from March 31, 2004)	11
José Luis Gagliardi	Senior Vice President,
	Administration and Human	23(3)
	Resources
Arturo Rodrigo	Senior Vice President, Insurance	28
____________________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2003.
(2)	Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3)	Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

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

     Walter Bayly was appointed Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of BCP in April 2004. Previously, Mr. Bayly held various other management positions within BCP, having managed the Wholesale Banking, Middle Market Banking, Systems and Organization, and Investment Banking groups. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance and after ten years at Citibank in Lima, New York, México, and Caracas, where he worked primarily in the Corporate Finance and Loan Syndication groups. Mr. Bayly received a Bachelor degree in Business Administration from Universidad del Pacífico in Lima, Perú, and a Masters degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

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

(B) Compensation

     The aggregate amount of compensation paid by Credicorp to all Directors and executive officers for 2003 was US$4.9 million. Credicorp does not disclose to its shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

     Pursuant to the Credicorp Shares Purchase Options Plan (the “Plan”) which Credicorp instituted to grant options beginning in fiscal year 1999, Credicorp granted options to purchase Common Shares to certain Directors and administrative, supervisory and management personnel during each year since 1999 and through 2003 (each individually an “Option” and collectively the “Options”). Each Option expires eight years after the date of grant. The Options vest in 25% increments during the first four years following the date of grant. From the end of the fourth year after the grant of an Option until the expiration date of the Option, all or a portion of such Option still outstanding under the Plan may be exercised at any time. The Options granted in 1999 amounted to 475,000 Common Shares with an exercise price of US$8.94. Options granted in 2000 amounted to 534,000 Common Shares with an exercise price of US$10.10, Options granted in 2001 amounted to 573,000 Common Shares with an exercise price of US$6.90, Options granted in 2002 amounted to 575,000 Common Shares with an exercise price of US$8.58, and Options granted in 2003 amounted to 569,750 Common Shares with an exercise price of US$9.77. In 2002 and 2003, prices of the Options were modified. The exercise prices of the Options are reduced by an amount equal to the excess over US$0.20 of total dividends paid per share in a given year. As of December 31, 2003, Options on 298,500 Common Shares had been exercised (1,250 as of December 31, 2002) for an approximate amount of US$1 million. See Note 16 to Credicorp’s Consolidated Financial Statements.

     The following table reflects the number of Options outstanding and the exercise price of such Options, as reduced according to the formula described above, at December 31, 2003, 2002 and 2001:

		At December 31,

Year	Number of Shares	2003	2002	2001

1999	366,000	US$ 8.94	US$ 9.09	US$ 9.39
2000	429,000	10.10	10.25	10.50
2001	481,500	6.90	7.05	7.30
2002	515,000	8.58	8.73	—
2003	569,750	9.77	—	—

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

     Pursuant to the Bye-Laws, the number of Directors required to constitute a quorum is a majority of the Directors. A quorum must exist throughout any meeting of Directors. A Director can appoint another Director to act as his representative at a meeting of the Board of Directors. The Board of Directors may act by the unanimous written consent of all Directors.

     The Audit Committee is responsible for assisting in the recommendation of independent auditors to be appointed at the Annual General Shareholders’ Meeting of Credicorp and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews Credicorp’s annual and quarterly financial statements before their presentation to regulatory bodies and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Yarur (Chairman), Nicolini, Llosa and Verme.

     Credicorp’s Audit Committee has also been assigned by the Board of Directors to oversee the internal audit departments at BCP and PPS. As permitted by SBS Resolution No. 1041-99, BCP’s Internal Audit Division has responsibility over all financial activities of its subsidiaries.

(D) Employees

     At December 31, 2003, Credicorp had 9,318 full-time employees, distributed as shown in the following table.

	At December 31,

	2001	2002	2003

	(Full-time employees)
BCP	7,747	8,356	7,530
Banco Tequendama	457	380	306
PPS	946	954	1,107
ASHC	93	58	53
Others	132	163	322

Total Credicorp	9,375	9,911	9,318

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

     As of December 31, 2003, only two BCP employees belonged to a union. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations. Due to the limited participation in the union, BCP was granted permission by the Peruvian Ministry of Labor to cancel the registration of BCP’s union in 1996.

(E) Share Ownership

     As of April 30, 2004, Directors and executive officers as a group owned 15.0 million (15.9%) of Credicorp’s Common Shares. With the exception of the Romero family holdings, represented by Mr. Dionisio Romero, no other director or executive officer of Credicorp beneficially owns more than one percent of the Common Shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

     As of April 30, 2004, there were 94,382,317 Common Shares issued, of which 14,634,925 Common Shares were held by BCP, ASHC and PPS. Under Bermuda law, BCP, ASHC and PPS have the right to vote the Common Shares they own. In order to restructure long term holdings, substantially all of the Common Shares held by BCP and PPS were transferred to ASHC in April 2004.

     The table below provides details about the percentage of Common Shares owned by holders of 5% or more of Common Shares, as of April 30, 2004.

Owner(1)	Common Shares	Percent of Class(2)

Romero family(3)	14,895,076	15.78%
Atlantic Security Holding Corporation	14,388,038	15.24%
AFP Integra	12,477,642	13.22%
AFP Unión Vida	10,601,449	11.23%
AFP Horizonte	10,002,844	10.60%
AFP Profuturo	6,068,650	6.43%
____________________________
(1)

As of April 30, 2003, Capital Group International, Inc. owned approximately 7.19% of Credicorp’s Common Shares. As of April 30, 2004, Capital Group International, Inc. owned less than 5% of Credicorp’s Common Shares.

(2)	As a percentage of issued and outstanding shares (including shares held by BCP, ASHC and PPS).
(3)	Includes Common Shares directly or indirectly owned by Dionisio Romero and his family or companies owned or controlled by him. Mr. Romero is the Chairman and Chief Executive Officer of Credicorp.

     Approximately 44% of the total issued and outstanding Common Shares are currently held in 2,414 individual accounts with Cavali, a Peruvian securities clearing company.

     As of April 30, 2004, 79,747,392 Common Shares (the amount that excludes 14,634,925 shares held by BCP, ASHC and PPS) were outstanding, of which approximately 45% were held in the United States. As of such date, there were 70 registered holders of Common Shares in the United States. Because certain of these Common Shares were held by brokers or other nominees and due to the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders. Credicorp is not directly or indirectly controlled by another corporation or by any foreign government.

(B) Related Party Transactions

     (i) Credicorp

     Under Bermuda law, Credicorp is not subject to any restrictions on transactions with affiliates, other than such restrictions as are applicable to Bermuda companies generally. Credicorp’s Bye-Laws provide that a Director may not vote in respect of any contract or proposed contract or arrangement in which such Director has an interest or in which such Director has a conflict of interest. Credicorp has not engaged in any transactions with related parties except through its subsidiaries.

     (ii) BCP

     Certain related parties of BCP (the “BCP related parties”) have been involved, directly or indirectly, in credit transactions with BCP. In accordance with Law 26702, BCP related parties includes directors, certain principal executive officers and holders of more than 4% of the shares of BCP, and companies controlled (for purposes of Law 26702) by any of them. Under Law 26702, all loans to related parties must be made on terms no more favorable than the best terms that the bank offers to the public. Management believes BCP to be in full compliance with all related party transaction requirements imposed by Law 26702. For a description of Law 26702 as it relates to BCP, see “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP” and “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Concentration of Loan Portfolio and Lending Limits.”

     As of December 31, 2003, loans and other contingent credits to BCP related parties were US$55.7 million in the aggregate, including US$48.8 million in outstanding loans, which comprised approximately 1.2% of BCP’s total loan portfolio. These loans and other contingent credits were ranked in the following risk categories at December 31, 2003: Class A (normal credits)—46.5%; Class B (potential problems)—45.4%; Class C (substandard)—8.1%; Class D (doubtful)—0%; and Class E (loss)—0%.

     At December 31, 2003, loans and other credits to employees of BCP amounted to US$20.1 million, of which US$15.4 million represented home mortgage loans.

     In May 1998, Credicorp completed a securitization by which Creditítulos S.A. (“Creditítulos”), a wholly-owned subsidiary of Credicorp engaged in securitization activities in Perú, acquired office buildings from a related party for US$10.2 million. In February 1999, Creditítulos issued bonds against this collateral which will be serviced with the expected lease income stream.

     In September 2003, Credileasing, a BCP subsidiary, sold to a company controlled by a BCP related party an airplane that was previously being leased. In February 2004, BCP acquired the airplane for corporate purposes for US$4.3 million and entered into an operational/maintenance contract with the related party. The transactions were made on an arm’s length-basis at market prices determined by an independent expert. The combined effect of both transactions was neutral to Credicorp and the current arrangement reflects a more efficient operational and fiscal structure.

     BCP purchases certain security services from a company controlled by a BCP related party. Total fees paid by BCP thereto during 2003 for security services were S/.5.7 million (US$1.7 million). Such related party transactions have been conducted in the ordinary course of business and on terms no less favorable than could be obtained from unaffiliated third parties.

     (iii) ASHC

     Certain related parties of ASHC (the “ASHC related parties”) have been involved, directly or indirectly, in credit transactions with ASHC. The term “ASHC related parties” includes other affiliated entities in which there exists control or significant influence through common ownership, management or directorship. As of December 31, 2003, loans and other credits outstanding to ASHC’s related parties were US$8.5 million in the aggregate, all of which were direct cash loans, representing 5.4% of the total loan portfolio. None of these loans and other credits were classified as substandard or below.

     Management believes that, in accordance with ASHC’s policies, all loans and credits to related parties have been made on terms no more favorable than the best terms that ASHC offers to the public.

     (iv) PPS

     PPS provides insurance services to certain of its principal shareholders, directors and officers, as permitted by Law 26702. See “Item 4. Information on the Company— (B) Business Overview—(11) Supervision and Regulation—(iii) PPS—Related Party Transactions.” In the case of “related companies,” entities controlled by shareholders owning more than 4% of PPS or by members of PPS’s Board of Directors, insurance services are offered and sold on an arm’s-length basis. PPS charges a market price for these services. As of December 31, 2003, insurance premiums to related companies amounted to US$16.6 million. These insurance premiums comprise approximately 5.7% of PPS’s total premiums written during 2003.

     PPS purchases security services from a company controlled by a related party of a principal shareholder of Credicorp. Service payments thereto during 2003, were US$196,600. All such related party transactions are conducted on an arm’s-length basis, and PPS pays the market price for these services.

     As of December 31, 2003, loans and other credits to employees of PPS amounted to US$321,000, of which a substantial majority represented home mortgage loans.

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

     Dividend Policy

     Pursuant to Bermuda law, dividends may be declared and paid from time to time provided Credicorp is able to pay its liabilities as they become due and the realizable value of Credicorp’s assets would not be less than the aggregate of its liabilities and issued share capital and share premium accounts after the payment of such dividend. Although there can be no assurance that any dividends will be paid or as to the amount of dividends, if any, to be paid, Credicorp currently intends to declare and pay dividends annually and Credicorp’s Board of Directors currently expects to authorize the payment to the shareholders of an annual dividend of no less than 25% of consolidated net profits. However, the payment of dividends is subject to Bermuda law and the discretion of the Board of Directors of Credicorp and will depend upon general business conditions, the financial performance of Credicorp, the availability of dividends from Credicorp’s subsidiaries and restrictions on their payment and other factors that Credicorp’s Board of Directors may deem relevant.

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

     The following table shows cash and stock dividends paid by Credicorp in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share	Stock Dividents Per Share

1998	85,801,738	US$ 0.45	0.10
1999	94,382,317	US$ 0.20	0.00
2000	94,382,317	US$ 0.10	0.00
2001	94,382,317	US$ 0.10	0.00
2002	94,382,317	US$ 0.40	0.00
2003	94,382,317	US$ 0.30	0.00

     On February 25, 2004, the Board declared a cash dividend of US$0.40 per Common Share held at the close of business on April 16, 2004, which was distributed on April 30, 2004.

(B) Significant Changes

     Credicorp’s Audit Committee appointed Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young, as external auditors for a five-year period starting in 2003, in replacement of Dongo-Soria, Gaveglio y Asociados, a member firm of PricewaterhouseCoopers. At the Annual General Shareholders’ Meeting of Credicorp, held on March 28, 2003, the shareholders ratified this appointment. The change of auditors was carried out pursuant to Credicorp’s policy of changing its external audit firm every five years. Prior to Credicorp’s incorporation, the same policy was applied by BCP. Dongo-Soria, Gaveglio y Asociados was responsible for external audits for a six-year period, from 1997 to 2002. The five-year policy was not applied in 2001 and Dongo-Soria, Gaveglio y Asociados’ appointment was extended an additional year because of the difficulties faced at that time by Arthur Andersen, of which firm Medina, Zaldívar, Paredes & Asociados was then a member. Current SBS regulations require companies to change their senior audit team every five years but not the audit firm.

ITEM 9. THE OFFER AND LISTING

(A) Offer and Listing Details

     Price History of Credicorp’s Stock

     Credicorp’s Common Shares have been traded on the New York Stock Exchange since October 25, 1995 under the symbol “BAP.” The Common Shares also trade on the Lima Stock Exchange. The Common Shares are quoted in U.S. Dollars on both the New York Stock Exchange and the Lima Stock Exchange. The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for the Common Shares on the New York Stock Exchange.

	High (1)	Low (1)	Average Daily Volume
1999	$ 13.06	$ 7.63	79,084
2000	$ 12.75	$ 5.50	111,526
2001	$ 9.41	$ 5.94	67,296
2002	$ 10.10	$ 6.91	38,371
2003	$ 13.38	$ 9.35	41,931

2002
First quarter	$ 10.10	$ 8.60	40,899
Second quarter	$ 10.04	$ 7.75	31,534
Third quarter	$ 7.76	$ 6.91	46,911
Fourth quarter	$ 9.61	$ 7.00	34,473
2003
First quarter	$ 10.74	$ 9.41	29,775
Second quarter	$ 10.48	$ 9.35	44,417
Third quarter	$ 10.15	$ 9.45	67,443
Fourth quarter	$ 13.38	$ 10.05	26.961
2004
First quarter	$ 14.68	$ 12.00	31,995
Second quarter (through June 10)	$ 13.08	$ 12.36	26,590
____________________________
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

	High (1)	Low (1)	Average Daily Volume

1999	$ 12.85	$ 7.67	57,543
2000	$ 12.60	$ 5.70	64,423
2001	$ 9.40	$ 5.90	41,302
2002	$ 10.06	$ 7.01	39,355
2003	$ 12.60	$ 9.38	29,701

2002
First quarter	$10.06	$ 8.63	56,516
Second quarter	$10.00	$ 7.80	22,707
Third quarter	$ 7.82	$ 7.01	37,074
Fourth quarter	$ 9.68	$ 7.12	41,913
2003
First quarter	$10.70	$ 9.38	36,588
Second quarter	$10.45	$ 9.41	15,706
Third quarter	$10.05	$ 9.45	50,412
Fourth quarter	$12.60	$10.40	16,571
2004
First quarter	$15.02	$12.08	11,426
Second quarter (through June 10)	$13.00	$12.30	66,509
____________________________
Source: Economatica
(1)

The Common Share prices shown above have been adjusted retroactively to reflect stock dividends. Credicorp declared a stock dividend on February 26, 1998 of 0.100 Common Shares for each Common Share held at the close of business on March 31, 1998. Credicorp has not declared a stock dividend since 1998.

    The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the New York Stock Exchange.

	High	Low

2003
December	$13.38	$11.80
2004
January	$15.00	$12.00
February	$13.15	$12.04
March	$13.38	$12.30
April	$13.08	$12.63
May	$13.08	$12.36
June (through June 10)	$13.05	$12.70
_____________________
Source: Economatica

    The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the Lima Stock Exchange.

	High	Low

2003
December	$13.20	$11.74
2004
January	$15.02	$12.10
February	$13.20	$12.08
March	$13.05	$12.40
April	$13.00	$12.55
May	$13.00	$12.30
June (through June 10)	$13.00	$12.45
_____________________
Source: Economatica

    On June 10, 2004, the last sale price of the Common Shares on the New York Stock Exchange was US$12.95 per share. On June 10, 2004, the closing price of the Common Shares on the Lima Stock Exchange was US$12.83 per share.

(B) Plan of Distribution

    Not applicable.

(C) Markets

    The Lima Stock Exchange

    (i) Trading

    As of December 2003, there were 232 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange), Perú’s only securities exchange, which was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. Trading hours are Monday through Friday as follows: 9:00 a.m.—9:30 a.m. (pre-market ordering); 9:30 a.m.—1:30 p.m. (trading); and, 1:30 p.m.—2:00 p.m. (after market sales). Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of transactions currently take place on the electronic system.

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

    The Peruvian stock market capitalization increased, in U.S. Dollar terms, 93.3%, 60.5%, 43.4%, 18.3%, and 25.6% in 1993, 1994, 1995, 1996, and 1997, respectively, decreased 36.5% during 1998, but grew 21.5% in 1999, declined 21.6% during 2000, but grew 3.3% in 2001, again by 15.9% in 2002 and a further 27.7% in 2003. Volume in the Peruvian market is highly concentrated, with the ten most actively traded companies representing approximately 77% of total traded value of equity securities during 2003. Total traded volume has increased from US$1.98 billion in 1993 to US$4.05 billion in 1994, to US$5.28 billion in 1995, to US$8.49 billion in 1996, to US$12.1 billion in 1997, but decreased to US$7.7 billion in 1998, to US$4.7 billion in 1999, to US$3.6 billion in 2000, to US$3.4 billion in 2001, to US$2.9 billion in 2002 and further to US$2.3 billion in 2003. Average daily traded volume increased from US$3.0 million in late 1992 to US$48.3 million during 1997, then declined to US$31.3 million in 1998, to US$18.9 million in 1999, to US$14.4 million in 2000, to US$13.8 million in 2001, to US$11.7 million in 2002 and further to US$9.0 million for the year ended December 31, 2003.

    The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange (IGBVL), after increasing, in U.S. Dollar terms, 88.7% in 1993, increased 50.5% in 1994, decreased 17.3% in 1995, increased 2.84% in 1996, increased 18.86% in 1997, decreased 33.9% in 1998, increased 23.3% in 1999, decreased 34.2% in 2000, increased 0.2% in 2001, increased 16.3% in 2002 and increased again by 76.3% in 2003.

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

    CONASEV, a public entity reporting to Perú’s Ministry of Economy and Finance, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while a self-regulatory status was established for the Lima Stock Exchange and its member firms. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange and its member firms.

    CONASEV is governed by a nine-member board appointed by the government. CONASEV has broad regulatory powers, including supervision of all companies incorporated in Perú as well as Peruvian branches or agencies of foreign corporations, the process of admission of members to the Lima Stock Exchange, the authorization for the creation of exchanges, and the approval of the registration of offerings of securities. CONASEV supervises the securities markets and the dissemination of information to investors. It also governs the operations of the Public Registry of Securities and Brokers, regulates mutual funds and their management companies, monitors compliance with accounting regulations by companies under its supervision and the accuracy of financial statements, and registers and supervises auditors providing accounting services to those companies under CONASEV’s supervision. On August 22, 1995, CONASEV approved regulations governing the public offering of securities in Perú by entities organized outside of Perú and, for the first time, authorized foreign companies to be listed on the Lima Stock Exchange. On October 25, 1995, Credicorp became the first non-Peruvian company to list its shares on the Lima Stock Exchange. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation.”

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

ITEM 10. ADDITIONAL INFORMATION

(A) Share Capital

    Not Applicable

(B) Memorandum and Articles of Association

    “Item 10. Additional Information—Memorandum and Articles of Incorporation” from Credicorp’s Annual Report on Form 20-F dated June 27, 2003 is incorporated herein by reference.

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

    Although substantially all of the customers of BCP, ASHC and PPS are located in Perú, as of December 31, 2003, approximately 83.9% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio and 71.0% of PPS’s premiums were denominated in U.S. Dollars. A devaluation of the Nuevo Sol would therefore have the effect of increasing the cost to the borrower or insured of repaying these loans or making premium payments, in Nuevo Sol terms, which is the currency in which most of the customers of BCP, ASHC and PPS generate revenues. As a result, a devaluation could lead to increased nonperforming loans or unpaid premiums.

    Among the economic circumstances that could lead to a devaluation would be a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Perú’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Perú will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Perúwill not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company—(B) Business Overview—(9) Peruvian Government and Economy.”

    Since March 1991, there have been no exchange controls in Perú and all foreign exchange transactions are based on free market exchange rates. Prior to March 1991, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the last two decades, the Peruvian currency has experienced a significant number of large devaluations and Perú has consequently adopted and operated under various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market-determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by the company. Such investors are allowed to purchase foreign exchange at free market exchange rates through any member of the Peruvian banking system.

(E) Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Credicorp or by its shareholders in respect of its shares. Credicorp has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by Credicorp in respect of real property owned or leased by it in Bermuda.

As an exempted company, Credicorp is liable to pay in Bermuda an annual government fee based upon its authorized share capital and the premium on its issued Common Shares, which amounted to US$16,695 in 2003 and 2002.

(F) Dividends and Paying Agents

    Not applicable.

(G) Statement by Experts

    Not applicable.

(H) Documents on Display

    The documents referred to in this Annual Report are available for inspection at the Registered Office of the Company.

(I) Subsidiary Information

    Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Market Risk

    Credicorp has specific risk management policies and procedures that structure and delineate exposures to credit risks, market risk, liquidity and, more recently, operational risks (see “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Management of Operational Risk”).

    Market risk is the risk of loss to future earnings, to fair values, or to future cash flows arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices, and other relevant market or price changes. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits, borrowings, as well as derivative instruments. Special emphasis is placed in managing exposure due to mismatched positions in maturities, foreign currency and interest rates.

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

    Asset and Liability Management

    Credicorp’s exposure to market risk is a function of its Asset and Liability Management (“ALM”) activities, its trading activities for its own account, and its role as a financial intermediary in customer-related transactions. Credicorp’s ALM policy seeks to ensure sufficient liquidity to meet operational funding requirements, as well as to supervise, measure and control interest rate risks, exchange risks, and market risks on securities trading positions. Credicorp, through its various operating units, applies non-statistical and statistical models, such as the Value-at-Risk (“VaR”) methodology for the ALM tasks.

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

    The VaR, in its historical simulation version, is applied to products managed by the Capital Markets Division that are affected by price risk. This methodology is applied to: (i) the foreign currency positions (“spot” and “forward” foreign currency contracts), (ii) the securities portfolio (fixed income, equities and government bonds), and (iii) money market instruments (certificates and overnight deposits).

    Additionally, the risk analysis of the investment portfolio is complemented by various indicators including the Degree of Portfolio Diversification, which measures the concentration of investments taking into account their risk factors, and VaR as a percentage of the investment, which measures the risk level assumed in a specific segment of the portfolio. As of year-end 2003, BCP maintains a Degree of Portfolio Diversification of 78% (57% in 2002) and a ratio of VaR over total portfolio of 0.39% (0.34% in 2002). BCP has established VaR limits and Stop-loss limits alerts as a function of the maximum potential losses in unfavorable market scenarios that it is willing to assume in the portfolio of each type of security.

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

    The following table shows the maturities of Credicorp’s marketable investment securities by type at December 31, 2003. See “Item 4. Information on the Company— (B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

	Within 3 months	After 3 months But within 1 year	Total	Fair Value

	( U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian Government Bonds	US$ 0	US$ 28,196	US$ 28,196	US$ 28,196
Equity securities	3,392	0	3,392	3,392
Bonds and debentures	0	0	0	0
Peruvian Central Bank certificate notes	0	0	0	0
Other investments	0	0	0	0

Total Nuevo Sol-denominated	US$ 3,392	US$ 28,196	US$ 31,588	US$ 31,588
Foreign Currency-denominated:
Equity securities	US$ 10,636	US$ 0	US$ 10,636	US$ 10,636
Bonds	0	21,642	21,642	21,642
Investment in Peruvian debt	0	0	0	0
Other investments	20,529	13,755	34,284	34,284
Total Foreign Currency-denominated	US$ 31,165	US$ 35,397	US$ 66,562	US$ 66,562

Total securities holdings	US$ 34,557	US$ 63,593	US$ 98,150	US$ 98,150

    Since 2001, Credicorp applies IAS 39 “Financial Instruments: Recognition and Measurement.” IAS 39 requires that investments be carried at market value, which is similar to their fair values (see Note 3(i) to the Credicorp Consolidated Financial Statements).

    The foreign currency-denominated Other investments, US$34.3 million in the preceding table, are principally composed of US$13.8 million of securities issued by central banks other than the Peruvian Central Bank and US$20.5 million of shares in various mutual funds.

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

    The following table shows the maturities of Credicorp’s available for sale investment securities by type at December 31, 2003. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

	Within 1 year	After 1 year But within 5 years	Maturing After 5 years But within 10 years	After 10 years	Total	Fair Value

	( U.S. Dollars in thousands)
Nuevo Sol-denominated:
Equity securities (1)	US$ 62,225	US$ 0	US$ 0	US$ 0	US$62,225	US$62,225
Bonds and debentures	768	70,861	5,166	0	76,795	76,795
Peruvian Central Bank certif. notes	335,386	40,327	0	0	375,713	375,713
Other investments	15,570	0	0	0	15,570	15,570

Total Nuevo Sol-denominated	US$413,949	US$111,188	US$ 5,166	US$ 0	US$530,303	US$530,303
Foreign Currency-denominated:
Equity securities	US$48,899	US$ 0	US$ 0	US$ 0	US$ 48,899	US$ 48,899
Bonds	157,802	557,560	62,817	0	778,179	778,179
Investment in Peruvian debt	0	0	62,305	50,152	112,457	112,457
Other investments	91,943	80,321	0	0	172,264	172,264
Total Foreign Currency-denominated	US$298,644	US$637,881	US$125,122	US$50,152	US$1,111,799	US$1,111,799

Total securities holdings	US$712,593	US$749,069	US$ 130,288	US$50,152	US$1,642,102	US$1,642,102

_______________
(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year, while other equity securities are categorized according to their maturity.

    The foreign currency-denominated Other investments, US$172.3 million in the preceding table, are principally composed of US$60.0 million of shares in various mutual funds, US$54.0 million of securities issued by central banks other than the Peruvian Central Bank and US$53.2 million of certificate notes and commercial paper of other financial institutions.

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

    The following table reflects, according to maturity and by currency, the interest-earning assets and interest-bearing liabilities of Credicorp as of December 31, 2003, and may not be representative of positions at other times. In addition, variations in interest rate sensitivity may arise within the repricing periods presented or among the currencies in which interest rate positions are held. Credicorp actively monitors and manages its interest rate sensitivity and has the ability to reprice relatively promptly both its interest-earning assets and interest-bearing liabilities. On the basis of its gap position at December 31, 2003, Credicorp believes that a significant increase or decrease in interest rates would not reasonably be expected to have a material effect on Credicorp’s financial condition or results of operations.

	Earliest Repricing Interval at December 31, 2003

	Overnight to 3 months	Over 3 to 12 months	Total within one year	Over 1 to 5 years	Over 5 Years	Total

	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated: Assets:
Loans, net	US$408,216	US$150,534	US$558,751	US$ 94,720	US$4,624	US$658,095
Investment securities	60,405	299,133	359,538	59,249	0	418,786
Deposits in other banks	25,145	4,335	29,480	0	0	29,480

Total	493,766	454,003	947,768	153,969	4,624	1,106,362

Liabilities:
Demand and saving deposits(1)	459,827	0	459,827	0	0	459,827
Time deposits	438,791	91,255	530,046	59,717	0	589,763
Interbank deposits received	5,936	0	5,936	0	0	5,936
Bonds and other liabilities	14,451	0	14,451	151,742	28,324	194,516

Total	919,004	91,255	1,010,259	211,459	28,324	1,250,042

Interest Sensitivity gap	-425,238	362,748	-62,491	-57,490	-23,699	-143,680
Cumulative interest sensitivity gap	-425,238	-62,491	-62,491	-119,981	-143,680	-143,680
Cumul Cumulative interest-earning assets	493,766	947,768	947,768	1,101,737	1,106,362	1,106,362
Cumulative interest sensitivity gap	-86.12%	-6.59%	-6.59%	-10.89%	-12.99%	-12.99%
Foreign Currency-denominated: Assets:
Loans, net	1,784,530	765,391	2,549,921	390,897	147,451	3,088,269
Investment securities	125,702	145,518	271,220	387,287	94,111	752,618
Deposits in other banks, and Other instruments	1,180,633	57,285	1,237,918	12,375	770	1,251,063

Total	3,090,865	968,194	4,059,059	790,559	242,332	5,091,950

Liabilities:
Demand and saving deposits(1)	1,542,284	0	1,542,284	0	0	1,542,284
Time deposits	1,850,240	497,876	2,348,116	167,995	0	2,516,111

Interbank deposits received and Borrowings	62,530	17,113	79,643	25,000	24,000	128,643
Bonds and mortgage notes	10,000	10,000	20,000	173,000	94,000	287,000

Total	3,465,054	524,989	3,990,043	365,995	118,000	4,474,038

Interest sensitivity gap	-374,189	443,205	69,016	424,564	124,332	617,912
Cumulative interest sensitivity gap	-374,189	69,016	69,016	493,580	617,912	617,912
Cumulative interest-earning assets	3,090,865	4,059,059	4,059,059	4,849,618	5,091,950	5,091,950
Cumulative interest sensitivity gap	-12.11%	1.70%	1.70%	10.18%	12.14%	12.14%
Total interest sensitivity gap	-799,427	805,953	6,525	367,074	100,633	474,232
Cumulative interest sensitivity gap	-799,427	6,525	6,525	373,599	474,232	474,232
Total interest-earning assets	3,584,631	1,422,197	5,006,827	944,528	246,956	6,198,312
Cumulative interest-earning assets	3,584,631	5,006,827	5,006,827	5,951,355	6,198,312	6,198,312
Cumulative interest sensitivity gap as a percentage of cumulative interest earning assets	-22.30%	0.13%	0.13%	6.28%	7.65%	7.65%
__________

(1)	Includes CTS deposits

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

    The forward looking simulation results of Credicorp reflect changes between a most likely to occur interest rate base case scenario and a stress test applied to interest earning assets and liabilities as of December 31, 2003. Interest rate scenarios are separately devised for U.S. Dollar and Nuevos Soles-denominated rates. As of December 31, 2003, Credicorp had a very short term cumulative negative gap with US$799.4 million more liabilities than assets repricing within three months. This amounts to 22.3% of cumulative interest earning assets, which changes to a positive cumulative gap with US$6.5 million more assets than liabilities repricing within one year, or 0.1% of cumulative interest earning assets.

    The base case scenario for the U.S. Dollar-denominated rates, concerns the adverse case of an increase of one standard deviation, equivalent to 100 basis points in U.S. Dollar rates, through year-end 2004. A stress test with a more adverse interest rate scenario is also simulated in which U.S. Dollar rates are assumed for the sake of this test to immediately increase up to approximately 110 basis points higher than the base case rates, which corresponds to a 54% change in the annual rate, the highest annual change in the last two years. The Nuevos Soles-denominated interest rate behavior was modeled as increases of one standard deviation, equivalent to 100 basis points. An adverse “shock” scenario for Nuevos Soles-denominated interest rates was constructed, immediately changing rates at all repricing intervals, increasing rates by 180 basis points, representing the highest annual change in the past two years.

    The base case scenario shows an impact of these adverse variations resulting, for the next twelve months, in a decrease of pre-tax net interest income of approximately US$1.9 million, or 0.5% of net interest income in 2003. On the other hand, the stress test resulted in a total pre-tax net interest income reduction of approximately US$3.2 million, or 0.8% of year 2003 net interest income.

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

    Adverse fluctuations in foreign exchange rates may result in losses principally from the exposure to Nuevos Soles, which amounted to a net liability position of US$281.2 million at December 31, 2003 (US$254.8 million at December 31, 2002), and to a lesser extent to positions in other currencies, which had a net asset position of US$41.6 million at December 31, 2003 (net asset position of US$123.3 million at December 31, 2002). See Note 22 to the Credicorp Consolidated Financial Statements. Considering foreign currency forward contracts, the Nuevos Soles exposure decreases to a net liability position of US$153.6 million at December 31, 2003, but increases in other currencies to a net asset position of US$49.7 million at the same date.

    Earnings sensitivity is estimated by directly applying expected foreign currency devaluation or revaluation rates on the above net positions. The Nuevos Soles net liability position results in exchange gains whenever the Peruvian currency devalues against the U.S. Dollar, while a revaluation would generate exchange losses. A 10% change in the Nuevo Sol exchange rate would generate a US$15.4 million gain or loss in case of devaluation or revaluation, respectively. Given the evolution of the exchange rate in past years, a significant revaluation scenario for the Nuevo Sol is very unlikely for the next twelve months. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Controls.” The net asset position in other foreign currencies is principally composed of Bolivian Bolivianos and Colombian Pesos. Management expects that the exchange risk in these currencies will not be significant, although some exposures are managed from time to time through foreign exchange forward contracts.

    As of December 31, 2003, Credicorp’s total U.S. Dollar-denominated monetary assets were US$6,062.7 million and its U.S. Dollar-denominated liabilities were US$5,489.1 million, resulting in a net U.S. Dollar asset position of US$573.5 million (US$235.7 million at December 31, 2002). Of such amount, approximately 20% represented the net U.S. Dollar asset position of Credicorp’s non-Peruvian subsidiaries that conduct most of their operations in U.S. Dollars. Credicorp considers its net U.S. Dollar asset position to be reasonable in view of the volume of its foreign currency activities and the environment in which it operates. Historically, in order to provide some protection from the combined effects of devaluation and inflation, Credicorp has followed, and continues to follow, the policy of maintaining the sum of its net U.S. Dollar assets, real estate assets and investments in equity securities at least equal to shareholders’ equity.

    Beginning in March 1999, BCP has segregated part of its regulatory capital to cover foreign exchange risk exposure and, since June 2000, to cover risk related to investments in equity shares, with the remaining used to cover credit risk. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Capital Adequacy Requirements.”

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

    As of December 31, 2003, the notional amount of outstanding forward contracts was approximately US$313.9 million (US$530.6 million as of December 31, 2002), with maturities for periods less than a year. All of those contracts were signed solely to serve customer needs and the exchange risk was hedged with operations amounting to a net of US$135.6 million in excess of sales. The net open forward position was US$15.0 million at year-end 2003 (US$22.5 million in 2002). Interest rate swap operations at year-end 2003 amounted to US$98.1 million (US$10.8 million in 2002) and were fully hedged.

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

(B) Dividend Arrearages

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None.

ITEM 15. CONTROLS AND PROCEDURES

    Credicorp’s management, with the participation of and under the supervision of Credicorp’s principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of Credicorp’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003. Based on that evaluation, Credicorp’s management, its principal executive officer and its principal financial officer have concluded that Credicorp’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Credicorp in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms.

    No changes were made to Credicorp’s internal controls over financial reporting that materially affected internal controls over financial reporting during the period covered by this Annual Report. Credicorp also found no significant deficiencies or material weaknesses, and therefore no corrective actions were taken.

    The design of any system of controls is based in part upon certain assumptions about the likelihood of future events. There is no certainty that any design will succeed in achieving its stated goal under all potential future considerations, regardless of how remote.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

    Credicorp's Board of Directors has determined that Mr. Luis Enrique Yarur is an audit committee financial expert, as that term is defined according to Section 407(b) of the U.S. Sarbanes-Oxley Act of 2002. Mr. Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He became a Director of Credicorp on October 31, 2002. Mr. Yarur is Chairman of the Board of Banco de Crédito e Inversiones in Chile, and a member of the boards of directors of various other Chilean companies.

ITEM 16B. CODE OF ETHICS

    Credicorp has adopted a code of ethics (Código de Etica) that is applicable to the Board of Directors, including Credicorp’s Chief Executive Officer, Chief Financial and Accounting Officer and the other principal executive officers, as well as to all other employees. In addition, Credicorp has adopted a code of ethics for professionals with financial responsibility (Código de Etica Para Profesionales con Responsibilidad Financiera) applicable to employees with financial management responsibilities. Credicorp’s code of ethics and code of ethics for professionals with financial responsibility are available on the Corporate Governance section of its web site at http://www.credicorpnet.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    The following table sets forth for each of the years indicated, the fees paid to our independent auditors: Dongo-Soria, Gaveglio y Asociados, a member firm of PricewaterhouseCoopers and Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young for the audit of Credicorp’s financial statements for the years ended December 31, 2002 and 2003, respectively. The Audit Committee recommends the appointment of the independent auditor every fiscal year, and the auditor is appointed at the Annual General Shareholders’ Meeting.

	Years ended December 31,

	2002	2003

	(U.S. Dollars in thousands)

Audit	US$ 833	US$ 974
Audit – Related	55	—
Tax	53	28
All Other	—	154

Total	US$ 941	US$ 1,156

    Audit fees correspond to audit services performed (i) in the review of Credicorp’s consolidated financial statements, and (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements. Audit fees also include expenses related to the audit work. During 2003, the Audit Committee approved additional audit fees totaling US$220,000.

    Audit-related fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include “due diligence” tasks related to possible acquisitions; advisory services related to accounting or financial reports; assistance in the understanding and/or implementation of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters previously agreed with Credicorp’s management; and advisory services on internal control procedures. There were no such services performed by Credicorp’s independent auditor during 2003.

    Tax fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and consisted principally of tax compliance, advisory and planning services.

    All Other fees relate to services performed in 2003 by the Business Advisory Service unit of Ernst & Young related to internal control and documentation of procedures.

Audit Committee Pre-Approval Policies and Procedures

    The Audit Committee must approve all of the services the independent auditors provide as part of its responsibility in supervising their work. There are two types of approvals. The Audit Committee grants a “general approval” in advance to a list of services that the independent auditor may provide without further approval required by the Audit Committee. A general approval is valid for 12 months from the date of approval unless the Audit Committee determines a different period of validity should apply. The Audit Committee also grants “specific approval” for services that that do not have general approval on a case-by-case basis. All of the services that do not have general approval need specific approval from the Audit Committee before any agreement is signed with the independent auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. When considering granting any type of approval, the Audit Committee considers whether the requested services are consistent with the SEC’s rules regarding the independence of the external auditors.

    The Audit Committee supervises the execution of the external audit services as necessary. It approves, when necessary, any modification in the terms, conditions, fees and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent auditor is in the best position to provide those services. Such services typically include: audit services required by regulations, financial audits for Credicorp’s subsidiaries or affiliates; and services associated with the presentation of documents to the SEC or other documents published in relation to the trading of Credicorp’s shares.

    The Audit Committee may award a general approval to audit-related services if its members consider that these services do not negatively affect the integrity of the independent auditor and are consistent with the rules of the SEC.

    The Audit Committee may award a general approval to those tax services that have historically been provided by the independent auditor and which are consistent with the rules concerning the independence of the auditor. Any tax service that involves complex transactions needs a specific approval from the Audit Committee.

    The Audit Committee may grant a specific approval to other services provided by the independent auditor so long as they do not impair the integrity of the independent auditor and are allowed by rules issued by the SEC concerning auditor independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

    Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

    Not applicable.

ITEM 18. FINANCIAL STATEMENTS

    Please refer to “Item 19. Exhibits.”

ITEM 19. EXHIBITS

All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the consolidated financial statements or notes thereto.

(b) Index to Exhibits

1.1	Bye-Laws of Credicorp Ltd., as amended February 28, 2002, incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

99.1	Certifications Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.2	Certifications Pursuant to Section 906 of the U.S. Sarbanes -Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDICORP LTD.

By:        /s/ WALTER BAYLY
Name:   Walter Bayly
Title:     Chief Financial and Accounting Officer

Dated: June 28, 2004

CREDICORP CONSOLIDATED FINANCIAL STATEMENTS

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2003, 2002 and 2001 together with the Report of Independent Auditors

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2003, 2002 and 2001 together with the Report of Independent Auditors

Content

Report of Independent Auditors

Consolidated financial statements

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of changes in shareholders’ equity
Consolidated statements of cash flows
Notes to the consolidated financial statements

Report of Independent Auditors

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated balance sheet of Credicorp Ltd. and Subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Credicorp Ltd. and Subsidiaries as of December 31, 2002, and for the two years period then ended were audited by other auditors whose report, dated February 12, 2003, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the 2003 consolidated financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS).

International Financial Reporting Standards vary in certain respects from U.S. generally accepted accounting principles. Application of U.S. generally accepted accounting principles would have affected the consolidated shareholders’ equity as of December 31, 2003, and the consolidated net income for the year then ended to the extent summarized in note 24 to the consolidated financial statements.

Countersigned by,

Juan Paredes C.P.C Register Nº22220

Lima, Peru,
February 19, 2004

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets
As of December 31, 2003 and 2002

	Note	2003	2002
		US$(000)	US$(000)

Assets

Cash and due from banks:	4
Non-interest bearing		240,294	314,404
Interest bearing		1,372,436	1,867,986

		1,612,730	2,182,390
Investments:
Trading securities	5	98,150	605,104
Investments in securities available-for-sale	6	1,642,102	635,284

		1,740,252	1,240,388
Loans, net:	7
Loans, net of unearned income		4,481,496	4,817,663
Allowance for credit losses		(326,677)	(424,031)

		4,154,819	4,393,632
Premiums and other policies receivable		60,057	61,856
Reinsurance receivable		45,904	29,677
Property, furniture and equipment, net	8	264,533	290,185
Due from customers on acceptances		50,284	36,068
Assets seized, net	9	89,030	108,999
Other assets	10	276,785	286,436

Total assets		8,294,394	8,629,631

The accompanying notes are an integral part of these consolidated balance sheets.

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets
As of December 31, 2003 and 2002

	Note	2003	2002
		US$(000)	US$(000)

Liabilities and shareholders’ equity
Deposits and other obligations:	11
Non-interest bearing		860,585	822,884
Interest bearing		5,125,645	5,558,316

		5,986,230	6,381,200

Due to banks and correspondents:	12
Short-term debt		96,311	124,961
Long-term debt		177,423	184,737

		273,734	309,698

Bankers’ acceptances outstanding		50,284	36,068
Reserve for property and casualty claims		303,587	224,754
Reserve for unearned premiums		66,084	48,703
Reinsurance payable		33,043	23,255
Other liabilities	10	182,112	233,856
Bonds issued	13	415,749	483,555

Total liabilities		7,310,823	7,741,089

Minority interest		72,841	64,742

Shareholders’ equity	14
Capital stock		471,912	471,912
Treasury stock		(73,177)	(73,177)
Capital surplus		140,500	140,500
Reserves		269,527	104,104
Retained earnings		101,968	180,461

Total shareholder’s equity		910,730	823,800

Total liabilities and shareholders’ equity		8,294,394	8,629,631

Credicorp Ltd. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2003, 2002 and 2001

	Note	2003	2002	2001
		US$(000)	US$(000)	US$(000)

Interest income
Interest on loan transactions		457,826	420,341	544,255
Interest on deposits with banks		18,826	36,516	65,523
Interest from trading securities and investments available-for-sale		60,455	72,724	82,607
Dividends on investments		11,178	2,293	2,387

Total interest income		548,285	531,874	694,772

Interest expense
Interest on deposits		(126,757)	(117,258)	(220,024)
Interest on loans from due to banks and correspondents		(17,235)	(25,285)	(59,177)
Other interest expenses		(18,322)	(35,527)	(39,341)

Total interest expense		(162,314)	(178,070)	(318,542)

Net interest income		385,971	353,804	376,230

Provision for credit losses	7(f)	(66,421)	(99,596)	(119,422)

Net interest income after provision for credit losses		319,550	254,208	256,808

Other income
Commissions from banking services		189,472	177,305	155,030
Net premiums earned	18	125,115	125,218	112,204
Net gain on foreign exchange transactions		23,681	22,582	17,549
Net (loss) gain on securities		1,969	(1,097)	31,737
Other	19	23,227	11,651	12,530

Total other income		363,464	335,659	329,050

Insurance activity claims
Net claims incurred		(23,844)	(23,701)	(26,349)
Increase in costs for future benefits for life and health policies		(75,930)	(74,200)	(70,668)

		(99,774)	(97,901)	(97,017)

	Note	2003	2002	2001
		US$(000)	US$(000)	US$(000)

Other expenses
Salaries and employees’ benefits		(193,563)	(183,468)	(173,974)
Administrative expenses		(147,593)	(133,502)	(128,007)
Depreciation and amortization		(43,660)	(41,338)	(43,355)
Provision for assets seized	9(b)	(13,588)	(15,094)	(7,447)
Merger expenses	2	(18,587)	-	-
Amortization of goodwill	10	(4,223)	(3,033)	(3,377)
Other	19	(27,746)	(27,751)	(34,619)

Total other expenses		(448,960)	(404,186)	(390,779)

Income before translation loss, income tax and minority interest		134,280	87,780	98,062
Translation loss		(3,675)	(2,482)	(2,575)
Income tax	15	(39,695)	(32,628)	(25,135)
Minority interest		(10,303)	(10,287)	(15,839)

Net income		80,607	42,383	54,513

Basic and diluted earnings per share in United States dollars	20	1.01	0.53	0.69

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in shareholders' equity
For the years ended December 31, 2003, 2002 and 2001

	Number of outstanding shares, not 20	Capital stock	Treasury stock	Capital surplus	Reserves	Retained earnings	Total
	(In thousands)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2001	94,382	471,912	(71,305)	145,064	98,186	138,873	782,730
Increase in treasury stock	-	-	(3,300)	(6,044)	-	-	(9,344)
Adoption of IAS 39, net of deferred income tax	-	-	-	-	-	4,461	4,461
Cash dividends, note 14(d)	-	-	-	-	-	(8,014)	(8,014)
Extraordinary cash dividends, note 14(d)	-	-	-	-	-	(15,894)	(15,894)
Net unrealized loss from investments available-for-sale, note 6(b)	-	-	-	-	-	(3,096)	(3,096)
Transfer of net realized gain from investments available-for-sale to the operations results, note 6(b)	-	-	-	-	-	(8,583)	(8,583)
Transfer of retained earnings to reserve	-	-	-	-	5,918	(5,918)	-
Net income	-	-	-	-	-	54,513	54,513

Balances as of December 31, 2001	94,382	471,912	(74,605)	139,020	104,104	156,342	796,773
Decrease in treasury stock	-	-	1,428	1,480	-	-	2,908
Cash dividends, note 14(d)	-	-	-	-	-	(15,987)	(15,987)
Net unrealized loss from investments available-for-sale, note 6(b)	-	-	-	-	-	(14,444)	(14,444)
Transfer of net realized loss and impairment losses from investments available-for-sale to the operations results, net of realized gains, note 6(b)	-	-	-	-	-	12,167	12,167
Net income	-	-	-	-	-	42,383	42,383

Balances as of December 31, 2002	94,382	471,912	(73,177)	140,500	104,104	180,461	823,800

Balances as of January 1, 2003	94,382	471,912	(73,177)	140,500	104,104	180,461	823,800

	Number of outstanding shares, not 20	Capital stock	Treasury stock	Capital surplus	Reserves	Retained earnings	Total
	(In thousands)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cash dividends, note 14(d)	-	-	-	-	-	(23,922)	(23,922)
Net unrealized gain from investments available-for-sale, note 6(b)	-	-	-	-	-	18,844	18,844
Transfer of net realized loss and impairment losses from investments available-for-sale to the operations results, net of realized gains, note 6(b)	-	-	-	-	-	11,401	11,401
Transfer of retained earnings to reserve	-	-	-	-	165,423	(165,423)	-
Net income	-	-	-	-	-	80,607	80,607

Balances as of December 31, 2003	94,382	471,912	(73,177)	140,500	269,527	101,968	910,730

Credicorp Ltd. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Net income	80,607	42,383	54,513
Add (deduct)
Provision for credit losses	66,421	99,596	119,422
Depreciation and amortization	43,660	41,338	43,355
Amortization of goodwill	4,223	3,033	3,377
Provision for assets seized	13,588	15,094	7,447
Minority interest	10,303	10,287	15,839
Provision for sundry risks	2,022	4,649	13,317
Deferred income tax	4,410	(2,115)	1,522
Net loss (gain) on securities sale	(1,969)	1,097	(31,737)
Translation loss	3,675	2,482	2,575
Purchase of trading securities	(4,098,504)	(4,154,437)	(2,631,092)
Sale of trading securities	4,605,458	4,106,170	2,430,876
Changes in assets and liabilities:
Decrease (increase) in loans	172,392	(114,347)	273,130
Decrease (increase) in other assets	(32,031)	36,457	(46,973)
Increase (decrease) in deposits and obligations	(394,970)	155,798	36,919
Decrease in due to banks and correspondents	(35,964)	(65,988)	(117,939)
Increase (decrease) in other liabilities	62,994	(28,326)	(61,564)

Net cash provided by operating activities	506,315	153,171	112,987

Cash flows from investing activities
Acquisition of Banco Santander Central Hispano S.A. - Peru,
Acquisition of Banco Santander Central Hispano S.A. - Peru, net of cash acquired	-	140,782	-
Cash received from sales of Banco Capital	-	32,255	-
Purchase of investments available-for-sale	(1,746,201)	(322,656)	(393,085)
Sales of investments available-for-sale	771,597	340,100	432,136
Purchase of property, furniture and equipment	(29,919)	(22,864)	(30,848)
Sales of property, furniture and equipment	23,951	1,560	3,278

Net cash provided by (used in) investing activities	(980,572)	169,177	11,481

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Cash flows from financing activities
Decrease (increase) in bonds issued	(67,806)	1,445	33,040
Sales (purchase) of treasury stocks	-	2,908	(9,344)
Cash dividends	(23,922)	(31,881)	(8,014)

Net cash provided by (used in) financing activities	(91,728)	(27,528)	15,682

Translation (loss) gain on cash and cash equivalents	(3,675)	(9,882)	4,725

Net increase (decrease) in cash and cash equivalents	(569,660)	284,938	144,875

Cash and cash equivalents at the beginning of the year	2,182,390	1,897,452	1,752,577

Cash and cash equivalents at the end of the year	1,612,730	2,182,390	1,897,452

Supplementary cash flows information:
Cash paid during the year for
Interest	146,972	101,185	327,459
Income taxes	59,064	3,487	3,699

Supplementary schedule of non-cash financing activities:
Dividends pending payments	-	-	15,894
Other accounts receivable from sale of Banco Capital	-	-	32,255

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2003 and 2002

1. Operations

Credicorp Ltd. (hereinafter “Credicorp” or “Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policy and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and nonbanking subsidiaries, provide a complete range of financial services and products throughout Peru and in selected international markets. At December 31, 2003 and 2002, the major subsidiary of the Group is Banco de Crédito del Perú – BCP (hereinafter “BCP” or the Bank), a Peruvian universal bank.

The address of Credicorp’s main office is Calle Centenario Nº156, La Molina, Lima, Perú. The Group employed approximately 9,318 employees as of December 31, 2003.

The consolidated financial statements as of and for the year ended December 31, 2002 have been approved in the General Shareholders’ Meeting dated March 28, 2003. The accompanying consolidated financial statements as of and for the year ended December 31, 2003, will be submitted for approval at the Board of Directors and the General Shareholders’ Meeting that will occur within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved without modifications.

2. Business developments

(a) Acquisition of Solución Financiera de Credito del Perú S.A. - In March 2003, BCP acquired a 45 percent interest in its subsidiary Solución Financiera de Crédito del Perú S.A. (hereafter “Financiera”), thus increasing its participation to 100 percent of its capital stock.

The amount paid for the aforementioned purchase amounted approximately to US$17.1 million, generating goodwill for approximately US$8 million, see note 10(c).

(b) Acquisition of Banco Santander Central Hispano S.A. - Peru - In December 2002, through a Tender Offer (TO), BCP acquired 99.94 percent of Banco Santander Central Hispano S.A. - Perú (hereafter “BSCH - Peru”). According to Law 26702, BCP had a period no longer than 6 months to absorb this financial entity. In this respect, the BCP’s General Shareholders’ Meeting held on December 30, 2002, approved this transaction with effective date February 28, 2003.

The acquisition of BSCH - Peru and its subsidiaries has been recorded under the purchase accounting method, reflecting their assets and liabilities at their fair values at the date of acquisition. For practical reasons, the acquisition of BSCH - Peru and its subsidiaries has been considered as if this had been realized on November 30, 2002. The fair values of the identifiable assets and liabilities of such financial entity were as follows:

US$(000)

Cash acquired	190,782
Loans, net	658,835
Other assets	158,370
Total liabilities	(957,987)

Cash paid for the acquisition	50,000

The unaudited pro-forma combined results of the Group, as if BSCH - Perú had been acquired at the beginning of the years 2002 and 2001, are estimated to be as follows:

	2002	2001
	US$(000)	US$(000)

Net interest income	413,163	450,455
Net interest income after provision for loan losses	305,628	311,566
Net income	46,843	55,352
Basic and diluted earnings per share (in United States dollars)	0.59	0.70

This pro-forma information is presented for comparative purposes only and does not intend to be indicative of the results that would have resulted had the acquisition occurred at the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

3. Significant accounting policies

Significant accounting principles and practices used in the preparation of Credicorp’s consolidated financial statements are described below:

(a) Basis of presentation and use of estimates -
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards - IFRS. These consolidated financial statements are prepared under the historical cost convention, except where otherwise stated.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of significant events in notes to the consolidated financial statements. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for credit losses, the measurement of financial instruments, the provision corresponding to the technical reserves for claims and premiums, the depreciation of property, furniture and equipment, the amortization of intangible assets and goodwill, the reserves for assets seized through legal actions and the valuation of derivatives. The accounting criteria used for each of these items are described below.

(b) Principles of consolidation -
Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. The consolidated financial statements incorporate the assets, liabilities, revenues and expenses of Credicorp and its subsidiaries. All inter-company transactions, balances and unrealized surpluses and deficits between Group companies have been eliminated. Where necessary, the accounting policies used by subsidiaries have been changed to ensure consistency with IFRS.

The companies that comprise the Group as of December 31, 2003 and 2002, with an indication of the percentage of participation owned directly and indirectly by Credicorp as of those dates, as well as other relevant information, based on information obtained before the eliminations to be considered for consolidation purposes are as follows:

Entity	Percentage of participation		Assets		Liabilities		Shareholders’ equity		Net income (loss)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
			US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú - BCP (i)	96.98	96.98	6,687,581	7,312,169	6,042,445	6,731,278	645,136	580,891	97,218	64,640
Atlantic Security Holding Corporation (ii)	100.00	100.00	776,323	660,588	663,454	556,261	112,869	104,327	10,928	5,768
Pacífico - Peruano Suiza Compañía de Seguros y Reaseguros (iii)	75.83	75.83	587,237	480,570	438,620	332,437	148,617	148,133	9,218	10,111
Inversiones Crédito del Perú S.A. (iv)	99.99	99.99	72,135	50,011	26,800	29,375	45,335	20,636	2,988	(501)
Banco Tequendama (v)	99.99	99.99	293,895	270,681	264,836	234,077	29,059	36,604	118	(3,907)

(i) Banco de Crédito (BCP) is a universal bank, incorporated in Perú on 1889, authorized to engage in banking activities by the Superintendence of Banking and Insurance (SBS), the Peruvian banking and insurance authority.

(ii) Atlantic Security Holding Corporation is incorporated in the Cayman Islands. Its main activity is to invest in the capital stock of companies. Its most significant subsidiary is Atlantic Security Bank (ASB). ASB is also incorporated in the Cayman Islands and began operations on December 14, 1981, carrying out its activities through branches and offices in Grand Cayman, the Republic of Panama and the United States of America.

(iii) Pacífico - Peruana Suiza Compañía de Seguros y Reaseguros (PPS) is a Peruvian corporation whose main activity is the issuance and administration of property and casualty insurance and the performance of related activities. PPS also provides accident, health and life insurance.

(iv) Inversiones Credito del Peru S.A. (ICSA) is a Peruvian corporation incorporated on February 17, 1987, whose main activity is the investment in listed and non-listed equity securities.

(v) Banco Tequendama, acquired by Credicorp in January 1997, is a private banking institution, established on May 5, 1976 in accordance with Colombian laws and with a corporate life until June 30, 2010; this period could be extended in accordance with current legislation.

(c) Foreign currency translation -
The Group considers that its measurement currency is the U.S. dollar, because it reflects the economic substance of the underlying events and the circumstances relevant to the Group; insofar its main operations and/or transactions in the different countries where the Group operates, such as, the loans granted, the financing obtained, the sale of insurance premiums, interest income and expenses, salaries and purchases are established and effected in U.S. dollars.

Credicorp’s subsidiaries maintain their accounting records in currencies of the countries in which they operate. The subsidiaries are considered as foreign operations and consequently, for consolidation purposes, they prepare their financial statements in U.S. dollars (their measurement currency) using the following methodology:

-	Monetary assets and liabilities denominated in non-U.S. dollars currencies are translated to U.S. dollars equivalents using the free market exchange rates at the balance sheet date.
-	Non-monetary accounts have been translated into U.S. dollars using the free market exchange rates on the date of the transactions.
-	Revenues and expenses, except for those related to non-monetary assets, are translated monthly at weighted average exchange rates, with resulting gains and losses included in income.

The resulting translation adjustment into U.S. dollars is included in the consolidated statement of income.

(d) Financial instruments -
Financial instruments are classified as assets, liabilities or equity according to the substance of the contractual agreement that originated them. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities are accounted for as expense or income. Financial instruments are offset when the Bank has a legally enforceable right to offset them and Management has the intention to settle them on a net basis or to realize the assets and charge off the liability simultaneously.

Financial assets and liabilities carried on the balance sheet include cash and due from banks, trading and available-for-sale securities, loans, accounts receivable and the liabilities. In addition, all derivative instruments and indirect loans (contingent credits) are considered to be financial instruments. The specific accounting policies on recognition and measurement of these items are disclosed in the accounting policies described in this note.

(e) Recognition of revenues and expenses for banking activities -
Interest income and expenses are recognized in the income statements on an accrual basis using the effective interest method; interest rates are determined based on free negotiations with clients.

Interest income is suspended when collection of loans become doubtful, such as when overdue by more than 90 days or when the borrower or securities’ issuer defaults, if earlier than 90 days. Such income is excluded from interest income until received. Uncollected income on such loans is reversed against income.

When Management determines that the debtor’s financial condition has improved, the accounting recording of interest thereon is reestablished on an accrual basis.

Interest income includes coupons earned on fixed income investment and trading securities and the accrued discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Commissions on financial and banking services are recognized as income on an accrual basis when earned.

All other revenues and expenses are recognized on an accrual basis as earned or incurred.

(f) Recognition of revenues and expenses for insurance activities -
Premiums from long-term contracts, mainly life insurance, are recorded when earned. Premiums from short-term insurance contracts, mainly credit, accident and health policies, are earned over the related contract period. In this regard, a reserve for unearned premiums is recorded representing the unexpired portion of premium coverage to be applied in the following period on the basis of annual renewals.

The reserve for unearned premiums is calculated on an individual basis for each policy or coverage certificate, applying to the insurance premiums (direct insurance and reinsurance accepted premiums less ceded premiums), net of commissions, expenses and taxes, the unearned portion of the total risk (in number of days). Likewise, a premium deficiency reserve is made when the reserve for unearned premiums becomes insufficient to cover the risks and future expenses that correspond to the unexpired period of coverage at the date of calculation.

Management, on the basis of periodical reviews of the clients’ portfolio, determines the allowance for doubtful accounts related to premiums and installments outstanding.

Casualty claims are recorded when reported. The incurred but not reported claims (IBNR) are estimated and reflected as a liability, net of recoveries and reinsurance. The IBNR at December 31, 2003 and 2002, have been estimated by taking into consideration the arithmetic progression of the percentages computed over the actual figures for the past seven years. Management considers that the estimated amount is sufficient to cover any liability related to IBNR at December 31, 2003 and 2002.

In determining insurance policy reserves, the Group performs a continuing review of its overall position, its reserving techniques and its reinsurance. Qualified actuaries employed by the Group also reviews the reserves periodically. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed.

Reserves for life insurance policies are estimated using a net level premium method on the basis of actuarial assumptions as to mortality and interest established at product design. The mortality assumptions established at product design are based on experience which, together with interest assumptions, include a margin for adverse deviation. Additional reserves for specific future benefits, like participating life policies, endowment and return of premium policies are computed using international standards. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments.

Policyholders' funds for universal life and investment-type products, including or not an interest guaranteed and funding agreements, are equal to the policyholder account values. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

Policy acquisition costs (commissions) are deferred and subsequently amortized over the period in which the related premiums are earned.

(g) Loans and allowance for credit losses -
Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Also, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for credit loss is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of loans. For such purpose, Credicorp classifies all its loans into one of five risk categories, depending upon the degree of risk of nonpayment of each loan. The categories used by Credicorp are: (i) normal, (ii) potential problems, (iii) substandard, (iv) doubtful and (v) loss. Credicorp reviews its loan portfolio on a continuing basis in order to assess the completion and accuracy of its classification. For commercial loans the classification take into consideration several factors, such as the payment history of the particular loan, the history of Credicorp’s dealings with the borrower management, operating history, repayment capability and availability of funds of the borrower, status of any collateral or guarantee, the borrower’s financial statements, general risk of the sector in which the borrower operates, the borrower’s risk classification made by other financial institutions in the market and other relevant factors. For micro-business, consumer and residential mortgage, the classification is based on how long payments are overdue.

The allowance for credit losses is established based in the risk classifications and taking into consideration the guarantees and collateral obtained by the Group. Only the collateral received classified as “preferred”, “highly liquid preferred” or “self-liquidating preferred” are considered acceptable. Such collateral must be relatively liquid, have legally documented ownership, have no liens outstanding and have updated independent appraisals.

The allowance for credit losses also covers the estimated losses for impaired loans not specifically identified. This allowance is estimated based on historical and other relevant information.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provisions is accounted for.

When a loan is uncollectible, it is written off against the related allowance for credit losses; subsequent recoveries are credited to the provision for credit losses in the consolidated statement of income. All loans considered impaired (such classified as substandard, doubtful and loss) are analyzed by the Groups’ management, taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan. Based on this analysis, management believes that the methodology used on a continuous and consistent basis by the Group, provides an allowance for credit losses that is in accordance with the requirements established by IFRS.

(h) Leasing transactions -
The Group grants only finance leases and recognizes the present value of the lease payments as a loan. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

(i) Investments -
As from 2001, the Group classified its investments in accordance with IAS 39. Management determines the classification of its investments at the date of their purchase and evaluates such classification periodically. On January 1, 2001, the Group recognized as a credit to retained earnings, the effect of the adoption of IAS 39, related to the accounting treatment of the investments available-for-sale for US$4.5 million.

The purchases and sales of investments are recognized at the date of the negotiation that corresponds to the date in which the Group commits itself to buy or sell the assets.

Investments acquired, including those directly from the issuer, mainly with the purpose of generating profits based on short-term price fluctuations, are considered as trading investments. Investments available-for-sale are those that the Group intends to hold for an undefined period and can be sold in response to liquidity needs or changes in market interest rates.

Trading investments and investments available-for-sale are initially recognized at cost that approximates its fair value, including the costs of the transaction, and subsequently are valued at their fair value.

Fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. All related realized and unrealized gains and losses of trading securities are included in the income statement. Unrealized gains and losses arising from changes in the fair value of securities classified as investments available-for-sale are recognized in equity, net of the related deferred income taxes and minority interest. Unrealized gains or losses are recognized in income of the year when the investments available-for-sale are sold. When a permanent impairment is present the related unrealized loss is recognized in income.

(j) Property, furniture and equipment -
Property, furniture and equipment are stated at acquisition cost less accumulated depreciation. Maintenance and repair costs are charged to profit and loss and significant renewals and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are eliminated from the corresponding accounts and the related gain or loss is included in the results of the year. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Equipment and vehicles	5

The useful life assigned and depreciation method selected are periodically reviewed to ensure that the method and period of depreciation chosen are consistent with the economic benefit and life expectations for use of property, furniture and equipment items.

(k) Assets seized -
Assets seized are recorded at their estimated market value, obtained from valuations made by independent appraisals.

(l) Intangible -
Intangible assets are included in the “Other assets” caption of the consolidated balance sheet and are comprised mainly of internal development software used in Credicorp Ltd. and its subsidiaries operations. These assets are amortized using the straight-line method based on their estimated useful life, which are from 3 to 5 years.

(m) Goodwill -
Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary undertaking at the date of acquisition. Annually, goodwill is subject to an impairment test to assess whether the carrying amount is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

Goodwill on the acquisition of ASHC and PPS at the date of the exchange of shares (market value), which amounted to US$43.7 million, is being amortized using the straight-line method over a 20 year-period. Goodwill originated by the acquisition of Solución Financiera de Crédito del Perú S.A. for US$8 million, is amortized over a period of 5 years, note 10(c).

(n) Due from customers on acceptances -
Due from customers on acceptances corresponds to accounts receivable from customers for importation and exportation transactions, whose obligations have been accepted by the banks. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(o) Bonds issued -
Liabilities arising from the issuance of subordinated bonds, leasing bonds, mortgage bonds and mortgage notes are recorded at their face value and the corresponding interest is recognized in the consolidated statements of income on an accrued basis. Bond discounts determined at issuance are deferred and amortized over the term of the bonds using the effective interest method.

(p) Provisions -
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed in each period and are adjusted to reflect Management’s best estimate as of the consolidated balance sheet date. The amount recorded as a provision is equal to the present value of future payments expected to be needed to settle the obligation.

(q) Contingencies -
Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the notes unless the possibility of an outflow of economic resources is remote.

(r) Workers’ profit sharing and income tax -
Income tax and workers’ profit sharing are computed based on individual financial statements of Credicorp and each of its subsidiaries, based on accounting principles that are different from IFRS (tax basis) and, therefore, the accounting for income tax and workers' profit sharing in accordance with IFRS are both in accordance with the principles of IAS 12.

Deferred income tax and deferred workers’ profit sharing reflect the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and liabilities reflects the tax consequences that arise from the manner in which Credicorp and its subsidiaries expect, at the consolidated balance sheet date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are recognized regardless of when the temporary differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred assets can be offset. At the consolidated balance sheet date, Credicorp assesses unrecognized deferred assets and the carrying amount of recognized deferred assets. Credicorp may recognize a previously unrecognized deferred assets to the extent that it has become probable that future tax benefits will allow their recovery or reduce a deferred asset to the extent that it is not probable that Credicorp and its subsidiaries will have sufficient tax benefits that would enable it to use part or the entire recognized deferred asset for accounting purposes.

Credicorp determines its deferred income tax considering the tax rate applicable to its undistributed earnings; any additional tax on dividends distribution is recorded on the date a liability for such is recognized.

(s) Earnings per share -
Basic and diluted earnings per share are computed based on the weighted average number of shares outstanding for the period, after deducting treasury stock. For the years ending December 31, 2003, 2002 and 2001, Credicorp has no financial instruments with dilutive effects; therefore, basic and diluted earnings per share are the same.

(t) Supplementary plan for workers’ profit sharing -
Profit sharing participations have been granted to certain executives and employees who have at least one year of service in Credicorp or any of its subsidiaries in the form of options on stock appreciation rights over certain number of Credicorp’s shares. Such options are granted at the market price of the shares of Credicorp on the date of the grant and are exercisable at that price, allowing the worker to obtain a gain from the difference between the market price of the share at the date of execution and the fixed exercise price, note 16. Expense recognized in income for the year corresponds to the difference between the strike price and the market price of the shares of the options that can be exercisable by the beneficiaries at the consolidated balance sheet date.

When Credicorp reprises or changes the terms of the options, additional compensation is recorded equal to the difference between the exercise price and the new market price of the underlying shares.

(u) Derivative financial instruments -
Transactions with derivatives, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as derivatives held for trading.

Derivative financial instruments are initially recognized in the consolidated balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained based on market exchange rates or interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statements of income.

(v) Fiduciary activities -
Assets and income arising from fiduciary activities together with related undertakings to return such assets to customers are excluded from the consolidated financial statements where the Group acts in a fiduciary capacity such as a nominee, trustee or agent.

(w) Cash and cash equivalents -
For the purposes of the consolidated cash flow statements, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash, balances with central banks, overnight deposits and amounts due from banks.

(x) Financial statements as of December 31, 2002 and 2001 -
Certain reclassifications have been made to prior years financial statements to conform to current year presentation.

4. Cash and due from banks

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)

Cash and clearing	228,965	320,595
Deposits in Peruvian Central Bank – BCRP (b)	929,557	1,317,030
Deposits in banks	454,208	544,765

Total	1,612,730	2,182,390

(b) As of December 31, 2003, includes US$385 million corresponding to an overnight operation (US$1,080 million at December 31, 2002), which earned interest at an annual effective rate of 0.98 percent (1.25 percent in 2002).

(c) Likewise, as of December 31, 2003, cash and due from banks includes approximately US$301.8 million (US$485.5 million as of December 31, 2002), issued mainly from Banco de Credito of Peru, which represent the legal reserve that the Peruvian banks must maintain for its obligations with the public. These funds are deposited in the vaults of the Bank and in the BCRP, and are within the limits established by prevailing legislation.

Reserve funds kept in BCRP do not earn interest, except for the part of the demandable reserve in foreign currency that exceeds the minimum legal reserve. As of December 31, 2003, the monthly excess amounts to approximately US$884.1 million and earns interest in US Dollars at an annual rate of 1.05 percent.

5. Trading securities

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)
Shares -
Listed equity securities	14,028	15,128

Bonds and similar instruments -
Peruvian Treasury Bonds (b)	28,196	96,109
Investments in foreign financial institutions	21,166	63,576
Mutual funds	20,529	36,314
Bank certificates	13,755	13,004
Corporate and leasing bonds (c)	476	62,596
BCRP certificates of deposit (d)	-	184,033
Debt issued by Central Banks of other countries	-	49,809
Bonds from international financial institutions (e)	-	42,082
Other	-	42,453

	84,122	589,976

Total	98,150	605,104

The reduction of the trading securities balance in relation to the previous year is explained by the Group's management decision to discontinue the trading activities mainly with BCRP certificates of deposit, in order to maintain a more stable position in this kind of investments which have a better yield, less risk and volatility. As result; after the liquidation of the balance maintained as of December 31, 2002 during the year 2003, the new purchases of those and other investments have been classified as available-for-sale, see note 6.

(b) The Peruvian Treasury bonds are issued in Peruvian Currency by the Economic and Financial Ministry, have an active market quotation in the Peruvian market and are traded daily with third parties. In 2003, these bonds accrued interest at annual rates that ranged between 5.89 and 12.85 percent (between 6.53 and 10.37 percent in 2002), and have maturities between June 2004 and January 2005.

(c) As of December 31, 2002, comprise corporate and leasing bonds for US$55.1 and US$7.4 million with maturities between 2003 and 2011. These bonds accrue interests at annual effective rates that range between 3.46 and 13.56 percent for the bonds denominated in Peruvian currency, and between 4.37 and 13.63 percent for the bonds denominated in US dollars.

(d) BCRP certificates of deposit are instruments in Peruvian currency with maturities due within one year. Annual interest rates in Peruvian currency ranged between 3.54 and 6.21 percent in 2002.

(e) Comprise debt securities issued by Corporación Andina de Fomento – CAF which were acquired by the Group with maturities between February 2003 and March 2004. Annual interests rates ranged between 6.75 and 8.87 percent in 2002.

6. Investments available-for-sale

(a) This item is made up as follows:

	2003				2002

	Amortized cost	Unrealized gross amount		Estimated fair value	Estimated fair value

		Gain	Losses
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Fixed maturity -
Corporate, leasing and subordinated bonds (c)	557,146	10,514	(1,076)	566,584	304,771
BCRP certificates of deposit (d)	375,403	395	(85)	375,713	-
Government Treasury Bonds (e)	316,076	877	(965)	315,988	89,568
Bonds from international financial institutions (f)	86,410	112	(1,663)	84,859	-
Mutual funds	60,707	2,220	-	62,927	22,338
Commercial papers	53,208	-	-	53,208	16,264
Participation in RAL’s funds (g)	40,861	-	-	40,861	-
Debt issued by Central Banks of other countries	13,172	23	-	13,195	17,769
Other	17,640	6	(3)	17,643	39,372

	1,520,623	14,147	(3,792)	1,530,978	490,082

Shares
Listed securities	46,698	25,296	-	71,994	99,124
Non-listed securities	42,212	244	(3,326)	39,130	46,078

	88,910	25,540	(3,326)	111,124	145,202

Total	1,609,533	39,687	(7,118)	1,642,102	635,284

(b) The change in the net unrealized gains and losses, and the provision for impairment recorded by the Group each year are presented as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Net unrealized gains (losses)	18,844	(14,444)	(3,096)
Net realized gains (losses)	7,265	(4,038)	8,583
Provision for permanent impairment on investments	(18,666)	(8,129)	-

(c) As of December 31, 2003 and 2002, comprise corporate bonds for US$544.1, leasing bonds for US$14.6, and subordinated bonds for US$7.9 million (US$294.2, US$6.3 and US$4.3 million, respectively, as of December 31, 2002) with maturities between January 2004 and February 2011. These bonds accrue interests at annual effective rates that range between 4.03 and 10.4 percent for the bonds denominated in Peruvian currency (between 5.81 and 7.93 percent in 2002), and between 2.51 and 10.25 percent for the bonds denominated in US dollars (between 1.33 and 12.91 percent in 2002).

(d) BCRP certificates of deposit are discounted Peruvian currency instruments with maturities due within one year. These certificates have been acquired in public auctions. Annual interest rates in Peruvian currency range between 2.73 and 5.57 percent.

(e) Includes credit instruments for US$131.7, US$117.6 and US$15.0 million issued by US Government agencies, the Peruvian Government and the Government of El Salvador, respectively. Their maturities are between June 2004 and November 2033 at annual interest rates that range between 1.69 and 9.88 percent.

(f) Comprise mainly of USS$53.3 and US$16.5 million of debt instruments issued in US dollars by Corporación Andina de Fomento - CAF and by Fondo Latinoamericano de Reservas - FLAR, respectively. Such bonds have maturities between March 2004 and August 2006. Annual interests rates are between 3.0 and 8.88 percent.

(g) The participation quotas in the Fund “Requirement of Cash Assets (RAL for its Spanish denomination), stated at Bolivian pesos, are comprised of investments made by the Group in the Central Bank of Bolivia as a collateral for the deposits maintained with the public. Such fund has restrictions for its use and it is required for all the banks established in Bolivia. The fund accrues interest at an average annual rate of 2.1 percent.

(h) As of December 31, 2003 and 2002, the amortized cost and market value of the investments classified by maturity were as follows:

	2003		2002

	Amortized cost	Market value	Market value
	US$(000)	US$(000)	US$(000)

From 3 months to 1 year	617,690	619,511	24,110
From 1 to 5 years	697,830	706,318	246,832
Over 5 years	205,103	205,149	219,140
Without maturity (shares)	88,910	111,124	145,202

Total	1,609,533	1,642,102	635,284

7. Net loans

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)
Direct loans
Loans	3,147,982	3,268,103
Discounted notes	176,991	180,314
Advances and overdrafts	181,986	169,132
Leasing receivables	452,635	491,666
Factoring receivables	56,446	62,302
Refinanced and restructured loans	296,116	330,842
Past due and under legal collection loans	256,208	406,135

	4,568,364	4,908,494
Less
Unearned interest	(86,868)	(90,831)
Allowance for credit losses	(326,677)	(424,031)

Total direct loans	4,154,819	4,393,632

Indirect loans, note 17	782,886	956,930

(b) Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

(c) As of December 31, 2003 and 2002, the Group’s direct loan portfolio is distributed among the following economic sectors:

	2003	%	2002	%
	US$(000)		US$(000)
Sector
Manufacturing	1,461,350	32.0	1,592,191	32.4
Consumer and mortgage loans	920,016	20.1	522,998	10.7
Commerce	560,052	12.3	617,491	12.6
Leaseholds and real estate activities	233,506	5.1	281,753	5.7
Mining	233,355	5.1	227,879	4.6
Electricity, gas and water	211,610	4.6	302,976	6.2
Communications, storage and transportation	189,612	4.2	209,174	4.3
Agriculture	142,697	3.1	158,500	3.2
Education, health and other services	106,296	2.3	93,851	1.9
Financial services	96,371	2.1	210,404	4.3
Fishing	90,795	2.0	104,604	2.1
Construction	70,676	1.5	86,632	1.8
Other	252,028	5.6	500,041	10.2

Total	4,568,364	100.0	4,908,494	100.0

(d) As of December 31, 2003 and 2002, the credit risk classification of the Group’s loan portfolio is as follows:

	2003						2002

Risk category	Direct credits		Indirect credits		Total		Direct credits		Indirect credits		Total
	US$(000)%		US$(000)%		US$(000)%		US$(000)%		US$(000)%		US$(000)%

Normal	3,480,701	76.2	682,732	87.3	4,163,433	77.8	3,633,983	74.0	863,475	90.2	4,497,458	76.7
Potential problems	437,682	9.6	67,551	8.6	505,233	9.4	456,056	9.3	66,488	6.9	522,544	8.9
Substandard	240,316	5.3	25,266	3.2	265,582	5.0	334,423	6.8	18,895	2.0	353,318	6.0
Doubtful	266,723	5.8	4,928	0.6	271,651	5.1	239,101	4.9	6,324	0.7	245,425	4.2
Loss	142,942	3.1	2,409	0.3	145,351	2.7	244,931	5.0	1,748	0.2	246,679	4.2

	4,568,364	100.0	782,886	100.0	5,351,250	100.0	4,908,494	100.0	956,930	100.0	5,865,424	100.0

(e) As of December 31 2003 and 2002, the Group’s structure of its direct loan portfolio by the country in which its clients are located was as follows:

	2003	2002
	US$(000)	US$(000)

Country
Peru	3,937,093	4,293,097
Bolivia	340,382	313,968
Colombia	222,085	224,258
Other	68,804	77,171

Total	4,568,364	4,908,494

(f) The movement in the allowance for credit losses (direct and indirect loans) is shown below:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Balances at January 1	424,031	344,433	341,487
Provision	66,421	99,596	119,422
Recoveries of written off loans	17,416	12,050	14,935
Allowance for the loan portfolio acquired from BSCH - Peru	-	122,841	-
Loan portfolio sold and written-off	(185,688)	(150,102)	(124,690)
Translation result	4,497	(4,787)	(6,721)

Balance at December 31	326,677	424,031	344,433

In Management’s opinion, the allowance for credit losses, according to the IFRS, recorded as of December 31, 2003, 2002 and 2001 are sufficient to cover the potential losses on loans, see note 3(g).

(g) Loan collateralized by commercial and mortgage loan portfolio - On December 6, 2002, BCP entered into a purchase-sale agreement with a Peruvian financial entity to acquire a commercial loan portfolio up to US$30 million, of which BCP acquired US$24.8 million as of December 31, 2002. As part of the agreement BCP designated the same Peruvian financial entity as the collection agency. As of December 31, 2002, the balance of the portfolio amounted to US$10.2 million, net of the repurchase made until such date for US$14.6 million. In March 2003, the Peruvian financial entity repurchased the total outstanding balance of such portfolio for US$10.2 million. The price paid by the Peruvian financial entity for each repurchase credit was the initial price of acquisition plus a premium equivalent to an annual effective interest rate of 5 percent.

In addition, as of December 31, 2002, BCP acquired a mortgage loan portfolio amounting to US$72.2 million. The terms of the agreement consider the collection by BCP of a disbursement commission of 0.5 percent, as well as an amount that should withheld as a guarantee equivalent to 15 percent of the principal of the mortgage loans acquired, which was deposited in the BCP. As part of the agreement BCP designated the Peruvian financial entity as the collection agent. The Peruvian financial entity has repurchased this mortgage portfolio, being the agreed price the cost of acquisition plus a premium equivalent to an annual effective interest rate of 5 percent. As of December 31, 2002, the balance of the acquired mortgage credit portfolio amounted to US$71.2 million.

These operations have been recorded as a commercial loan granted to the Peruvian financial entity that are collateralized with the aforementioned commercial and mortgage loan portfolio.

The aforementioned operations have been completed and cancelled during the year 2003.

(h) An important part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages; trust assignments, credit instruments, financial instruments, industrial pledges and mercantile pledges.

(i) As of December 31, 2003 and 2002, the gross loan portfolio classified by maturity, based in the remaining period to the repayment date is as follows:

	2003	2002
	US$(000)	US$(000)
Outstanding loans -
Up to 1 year	2,752,828	3,095,916
From 1 to 5 years	1,024,954	934,179
Over 5 years	534,374	472,264

Past due loans -
Up to 4 months	50,981	82,259
Over 4 months	82,439	91,028
Under legal collection loans	122,788	232,848

Total	4,568,364	4,908,494

Interest on past due loans and loans in legal collection are recognized when collected. As of December 31, 2003, 2002 and 2001, the interest income and its respective allowance that had been recorded for these credits amount approximated US$14.0, US$28.3 and US$22.7 million, respectively.

8. Property, furniture and equipment and accumulated depreciation

(a) The movement of property, furniture and equipment and accumulated depreciation, for the years ended 2003 and 2002, is as follows:

	Land	Buildings and other construction	Installations	Furniture ans equipment	Vehicles and equipment	Work in progress	2003	2002
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	39,144	261,415	65,759	203,119	38,234	4,326	611,997	554,921
Additions	350	2,381	5,652	14,497	3,579	3,460	29,919	22,864
Assets incorporated for merger with BSCH - Peru	-	-	-	-	-	-	-	40,306
Retirements and transfers	(5,855)	(6,798)	(4,485)	(9,809)	(8,349)	(1,846)	(37,142)	(6,094)

Balance as of December 31	33,639	256,998	66,926	207,807	33,464	5,940	604,774	611,997

Accumulated depreciation -
Balance as of January 1	-	114,347	35,559	150,761	21,145	-	321,812	296,051
Additions	-	7,731	5,729	15,478	2,682	-	31,620	29,642
Assets incorporated for merger with BSCH - Peru	-	-	-	-	-	-	-	460
Retirements and transfers	-	(843)	(2,596)	(201)	(9,551)	-	(13,191)	(4,341)

Balance as of December 31	-	121,235	38,692	166,038	14,276	-	340,241	321,812

Net book value	33,639	135,763	28,234	41,769	19,188	5,940	264,533	290,185

(b) Banks, financial institutions and insurance companies located in Peru are not allowed to pledge their fixed assets.

9. Assets seized, net

(a) As of December 31, 2003 and 2002, this caption includes land, buildings and machinery and equipment received in payment of loans. Seized assets were recorded at estimated fair values determined on the basis of technical third party appraisals. This item is made up as follows:

	2003	2002
	US$(000)	US$(000)

Assets seized	124,077	136,066
Reserve	(35,047)	(27,067)

Total	89,030	108,999

(b) The changes in the provision for assets seized are summarized as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Balances as of January 1	27,067	16,762	18,280
Provision	13,588	15,094	7,447
Amount recovered for sale of assets seized	(5,608)	(4,789)	(8,965)

Balances as of December 31	35,047	27,067	16,762

10. Other assets and other liabilities

(a) These items are made up as follows:

	2003	2002
	US$(000)	US$(000)
Other assets -
Interest, commissions and accounts receivable	85,072	118,035
Operations in process (b)	32,849	38,406
Goodwill, net (c)	32,510	28,741
Income tax prepayments	31,374	21,770
Deferred expenses	28,780	23,108
Intangibles, net (d)	22,206	22,200
Deferred income tax, note 15(b)	20,305	12,858
Accounts receivable for derivatives instruments	3,974	10,543
Other	19,715	10,775

Total	276,785	286,436

Other liabilities -
Interest and other accounts payable	96,431	123,115
Payroll taxes, salaries and other personnel expenses payable	28,695	24,940
Deferred income tax, note 15 (b)	23,022	25,085
Operations in process (b)	22,817	47,763
Provision for sundry risks (e)	10,078	11,942
Accounts payable for derivatives instruments	1,069	1,011

Total	182,112	233,856

(b) Operations in process include deposits received, loans disbursed, payments collected, funds transferred and other similar types of transactions, which are realized at the end of the month and not reclassified to their final balance sheets accounts until the beginning days of the following month. These transactions do not affect the Group’s net income.

(c) The movement of goodwill for the years 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)
Cost -
Balance as of January 1	49,999	47,930	49,998
Additions, note 2	7,992	-	-
Retirements	-	-	(2,068)

Balances as of December 31	57,991	47,930	47,930

Accumulated amortization -
Balance as of January 1	21,258	16,156	14,366
Additions	4,223	3,033	3,377
Retirements	-	-	(1,587)

Balances as of December 31	25,481	19,189	16,156

Net cost	32,510	28,741	31,774

(d) Intangibles primarily consist of purchased software.

(e) The movement of the provision for sundry risks for the years 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)
Balances as of January 1	11,942	14,628	9,714
Provision, note 19	2,022	4,649	13,317
Deductions	(3,886)	(7,335)	(8,403)

Balances as of December 31	10,078	11,942	14,628

This provision mainly comprises the provision for probable losses to complement insurance coverage which correspond to claims not covered by the insurance companies, provisions for estimated losses in legal actions against the Group and other similar obligations, which have been recorded based on Management’s and its legal advisors estimates.

11. Deposits and obligations

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)
Non-interest bearing deposits and obligations -
In Peru	726,492	762,013
In other countries	134,093	60,871

	860,585	822,884

Interest bearing deposits and obligations -
In Peru	4,053,237	4,436,685
In other countries	1,072,408	1,121,631

	5,125,645	5,558,316

Total	5,986,230	6,381,200

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in such accounts. Additionally, according to such policy, it was established that the balances that were lower than a specified amount, for each type of account, do not bear interest.

(b) As of December 31, 2003 and 2002, the balance of deposits and obligations by type of transaction is made up as follows:

	2003	2002
	US$(000)	US$(000)

Time deposits	2,426,782	2,589,221
Demand deposits	1,491,679	1,455,608
Saving deposits	1,482,610	1,700,878
Severance indemnity deposits	527,434	552,174
Bank certificates	57,725	83,319

Total	5,986,230	6,381,200

(c) As of December 31, 2003, the total amount of individual time deposits and bank certificates that exceed of US$100,000 are approximately US$2,124.5 and US$11.7 million, respectively (US$1,507.7 million and US$33.1 million, respectively as of December 31, 2002).

(d) Interest rates applied to different deposits and obligations accounts are determined by the Group considering interest rates prevailing in the market in which the subsidiaries operate.

(e) The time deposits balance classified by maturity is as follows.

	2003	2002
	US$(000)	US$(000)

From 3 months to 1 year	1,824,324	1,823,539
From 1 to 5 years	513,362	728,908
More than 5 years	89,096	36,774

Total	2,426,782	2,589,221

12. Due to banks and correspondents

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)
By type -
Due to banks and correspondents (b)	182,676	230,066
Promotional credit lines (c)	59,164	34,241
Interbank funds	28,618	43,194
Loans of international funds	3,276	2,197

Total	273,734	309,698

By term -
Short-term debt	96,311	124,961
Long-term debt	177,423	184,737

Total	273,734	309,698

(b) The balance of the liabilities with banks and correspondents correspond to the following operations:

-	Bank loans obtained by the Group mainly to finance foreign trade and working capital amounted US$84.1 and US$103.5 million in 2003 and 2002, respectively.

-

The amount owed from a loan transaction made in November 1998, amounting to US$100 million, with maturities until November 2005, secured by the collection of the BCP’s future inflows corresponding to the receivables and advances made in Peru through the credit cards of Visa International issued by foreign banks. In this transaction, Deutsche Bank AG. of Germany acted as trustee for the securitization operation. This obligation will be paid through the transfers of funds corresponding to the future inflows to be received by BCP from Visa International, which will be deposited directly by Visa International in a special account managed by Deutsche Bank A.G. of Germany. This transaction bears an annual interest rate of 5.74 percent. As of December 31, 2003 and 2002, the securitization obligation amounted to US$33.3 and US$48.4 million, respectively. This transaction is recorded as a secured borrowing.

In addition, BCP has signed an insurance policy with MBIA Insurance Corporation of New York that guarantees the future cash inflows to pay the quarterly payments with maturities November 2005.

-

The amount owed from a securitization transaction made by the BCP in January 2001 amounting to US$100 million, with maturity until January 2008, corresponding to the future collection of the orders of payment in US Dollars related to the transfers of funds received from banks located outside Peru associated with the Society for Worldwide Interbank Financial Telecommunications (Swift). In this transaction, ING Barings acted as trustee for the securitization transaction. This transaction bears a monthly interest rate that fluctuates between 1.44 and 1.83 percent (between 1.73 and 2.41 percent in 2002). As of December 31, 2003 and 2002 the balance of this obligation amounts to US$65.3 and US$78.2 million, respectively. This transaction is recorded as a secured borrowing.

(c) Promotional credit lines represent loans granted to BCP by Corporacion Financiera de Desarrollo (COFIDE) and Banco Interamericano de Desarrollo (BID), for promoting the development of the Republic of Peru. As of December 31, 2003 and 2002, these credit lines are guaranteed with a loan portfolio amounting to US$43.2 and US$18.4 million, respectively, and include covenants specifying the use of funds, financial conditions that the borrower must maintain and other administrative matters.

(d) Maturities of due to banks and correspondents are shown below, based in the remaining period to the repayment date:

	2003	2002
	US$(000)	US$(000)

Up to 1 year	96,311	130,961
From 1 to 5 years	137,627	135,822
Over 5 years	39,796	42,915

Total	273,734	309,698

13. Bonds issued

(a) This item is made up as follows:

	Weighted
	annual rate	Maturity	2003	2002
	%		US$(000)	US$(000)

Corporate bonds	6.29	Between March 2004 and
		August 2006	55,409	36,561
Leasing bonds	5.93	Between June 2004 and
		November 2010	232,993	350,191
Mortgage bonds	7.71	Between May 2011 and
		April 2012	30,207	28,454
Subordinated bonds	6.82	Between August 2007 and
		October 2010	97,140	68,349

Total			415,749	483,555

(b) Leasing and mortgages loans are collateralized by the fixed assets financed by the Group with these resources.

(c) The issued bonds balance as of December 31, 2003 and 2002, classified by maturity, is shown below:

	2003	2002
	US$(000)	US$(000)

Up to 1 year	34,487	223,523
From 1 to 5 years	247,005	101,846
Over 5 years	134,257	158,186

Total	415,749	483,555

14. Shareholders’ equity

(a) Capital stock -
As of December 31, 2003, 2002 and 2001, the capital stock is represented by 94,382,317 outstanding common shares, with a par value of US$5.

(b) Treasury stock -
Treasury stock corresponds to the nominal value of Credicorp’s shares owned by Group companies, which amounts to 14,634,925 shares as of December 31, 2003 and 2002 (14,920,825 shares as of December 31, 2001). The difference between the acquisition cost of US$186.5 million and their par value of US$73.2 million is recorded as a capital surplus.

(c) Reserves -
In accordance with the laws that regulate financial and insurance activities of the Group’s subsidiaries, they are required to establish a reserve of up to at least 35 percent of their paid-in capital through annual transfers of at least 10 percent of their net income. These reserves amount to approximately US$247.1 and US$242.1 million as of December 31, 2003 and 2002, respectively. Also, include transfers from retained earnings for an estimation of generic provisions for previous years for approximately US$34.6 million.

Credicorp has recorded similar reserves on a consolidated basis, which are not subject to any restriction.

(d) Dividends distribution -
During 2003, 2002 and 2001, Credicorp paid cash dividends for approximately US$23.9, US$16.0 and US$8 million, respectively. In addition, in 2001 the Board of Directors agreed to distribute an extraordinary dividend of approximately US$15.9 million related to the gain generated by the Group on the sale of the Union de Cerveceras Peruanas Backus y Johnston S.A. shares.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As explained in note 15, since 2003 the tax regime applicable to dividends has been modified.

(e) Shareholders’ equity for legal purposes (Regulatory capital) -
The minimum regulatory capital for the subsidiaries engaged on financial activities (hereafter “the financial group”) amounted approximately to US$820.1 and US$809.4 million as of December 31, 2003 and 2002, respectively. This regulatory capital has been determined in accordance with the Superintendencia de Banca y Seguros del Perú regulations in force as of such dates. The assets and indirect credits weighted by credit risk, determined by the financial group, amount approximately to US$5,367.3 million and US$576.9 million, respectively, generating a global ratio for credit and market risk of 10.8 times the regulatory capital of the financial group as of December 31, 2003 (9.6 times as of December 31, 2002). According to the Banking law, this ratio cannot be more than 11 times higher than regulatory capital.

15. Taxes

(a) Credicorp is not subject to any type of income taxes, nor taxes on capital gains, equity or property. The Peruvian subsidiaries are subject to corporate taxation on income under the Peruvian Tax system. The statutory income tax rate payable in Peru is 27 percent of taxable income (as of December 31, 2001 the income tax rate was 30 percent which could be reduced to 20 percent for the re-invested portion of the taxable income of the subsidiaries). Effective January 1, 2004, the tax rate was increased to 30 percent.

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands nor Panama. For the years ended December 31, 2003, 2002 and 2001, no taxable income was generated from its operations in the United States of America.

A reconciliation of the differences between the statutory income tax rate and the effective tax rate for the Group is shown as follows:

	2003	2002	2001
	%	%	%

Peruvian statutory tax rate	27.00	27.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of subsidiaries not domiciled in Peru	6.00	8.00	2.00
(ii) Non-taxable costs (income), net	(2.00)	3.00	(9.00)
(iii) Adjustment of deferred income tax for changes in rates	2.00	-	3.00

Effective income tax rate	33.00	38.00	26.00

(b) In 2003, 2002 and 2001, the deferred income tax has been calculated on all temporary differences applied at an income tax rate of 30 percent for 2003 and 27 percent for 2002 and 2001. The income tax expense analysis as of December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)
Current -
Peruvian	33,206	34,344	23,266
In other countries	2,079	399	347

	35,285	34,743	23,613

Deferred -
Peruvian	982	(2,115)	392
Adjustment of deferred income tax for change in rates	3,428	-	1,130

	4,410	(2,115)	1,522

Total	39,695	32,628	25,135

A portion of the Group’s deferred tax asset arises from part of the provisions for sundry risks and for credit losses, which are not deductible for income tax purposes until they comply with all the requirements established by the tax authorities. Therefore, the Group has recorded an accumulated deferred tax asset (including the effect of the workers’ profit sharing) to reflect the future tax benefit of the deduction of these provisions.

The Group’s deferred tax liability arises mainly from the depreciation of certain buildings from the BCP and PPS that is not acceptable for tax purposes and from leasing operations

The following table shows a summary of the Group’s deferred income taxes:

	2003	2002
	US$(000)	US$(000)

Assets
Allowance for credit losses	10,023	5,693
Reserve for sundry risks	5,583	4,462
Tax loss carry-forward	1,590	2,136
Other	3,109	567

	20,305	12,858
Tax loss carry-forward of ASHC - Miami	-	4,831
Allowance for deferred tax corresponding to the tax loss
carry-forward	-	(4,831)

Net deferred income tax assets	20,305	12,858

Liabilities
Provision for assets seized	(7,479)	(2,131)
Fixed assets	(6,511)	(8,412)
Leasing operations	(4,507)	(4,430)
Intangibles	(3,731)	(5,621)
Other	(794)	(4,491)

Deferred income tax liabilities	(23,022)	(25,085)

Net deferred income tax liability	(2,717)	(12,227)

(c) As of December 31, 2002, ASHC’s Miami agency had United States federal tax loss carry forwards available to reduce future taxable income, if any, for approximately US$17.9 million. Due to the uncertainty regarding the Agency’s ability to generate future federal and state taxable income needed to utilize the net deferred tax assets, the net deferred tax assets related to those tax loss carry-forward were not recorded. Such tax loss carry-forward was not recovered because the agency ceased operations during the year 2003.

(d) The Peruvian tax authorities have the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries. Fiscal years 2001 through 2003, inclusive, are pending review by the tax authorities. Any additional tax arising as a result of examination by the tax authorities will be charged to income in the year when such tax is determined, if any. At present, it is not possible to estimate the adjustments that the tax authorities may determine. However, in Management’s opinion, it is not expected that any additional assessments will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2003 and 2002.

16. Stock options on appreciation rights

As indicated in note 3(t), Credicorp has granted options over Credicorp’s stock appreciation rights to certain key executives and employees who have at least one year of service in Credicorp or any of its subsidiaries. The options expire after eight years and 25 percent of the appreciation rights granted may be exercised during each of the first four years of the plan.

At the end of the fourth year and until the expiration date of the option, all or a portion of the options that are still outstanding under the plan may be exercised at any time. As of December 31, 2003, 298,500 appreciation rights had been exercised (1,250 as of December 31, 2002) under this plan for an approximate amount of US$1 million.

The number of stock appreciation rights options outstanding and the price of such rights at December 31, 2003, 2002 and 2001 are as follows:

Year	Number of shares	2003	2002	2001
		US$	US$	US$

1999	366,000	8.94	9.09	9.39
2000	429,000	10.10	10.25	10.50
2001	481,500	6.90	7.05	7.30
2002	515,000	8.58	8.73	-
2003	569,750	9.77	-	-

In 2003 and 2002, the Group has recorded a provision for those options that could be executed corresponding to the difference between the price of the option and the quoted price at the consolidated balance sheet date (1,555,813 and 904,625, respectively), amounting approximately to US$8.4 and US$0.9 million, respectively. The provisions were recorded in the caption “Remunerations and employees’ benefits” of the consolidated statement of income. The quoted price of the Credicorp’s shares in the New York Stock Exchange as of December 31, 2003, 2002 and 2001 was US$13.35, US$9.4 and US$8.75, respectively.

In 2003 and 2002, the options prices were modified and informed to the executives of the Group.

17. Off-balance sheet accounts

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)

Contingent credits
Guarantees and stand by letters (c)	690,634	816,844
Import and export letters of credit (c)	152,942	140,086

	843,576	956,930

Responsibilities under credit lines agreements	509,586	188,428
Financial derivative contracts, net (d)	135,647	269,500
Swaps contracts (e)	98,083	10,784

Total	1,586,892	1,425,642

(b) In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off balance sheet risk. These transactions expose the Group’s banking subsidiaries to credit risk in addition to the amounts recognized in the consolidated balance sheet. Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The Group’s exposure to losses under commitments to extend credit, provide export and import letters of credit and guarantees is represented by the contractual amount specified in these instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including the requirement to obtain collateral to support off-balance sheet financial instruments, note 7, when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

Due to the fact that many of the contingent transactions are expected to expire without any performance being required, the total committed amounts do not necessarily represent future cash requirements.

(c) Export and import letters of credit and guarantees and stand by letters are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Export and import letters of credit are mainly issued as credit enhancements for overseas commercial transactions. Risks associated with these credits are reduced by the participation of third parties.

(d) As of December 31, 2003 and 2002, Credicorp has derivatives transactions related to purchase and sale agreements for foreign currency forwards. Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed. As of December 31, 2003 and 2002, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$313.9 and US$530.6 million, respectively, see note 22, with maturities not greater than one year.

These agreements are executed to satisfy client requirements and are recognized in the financial statements at fair market value.

(e) Interest rate swaps are derivatives contracts that exchange variable interest rates for fixed interest rates. The risk arises each time the projected level of the variable rate during the term of the operation is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 2003, the notional amount of interest rate swap contracts in force was approximately US$98.1 million (approximately US$10.8 million at December 31, 2002). These contracts are recorded at fair market value.

18. Net premiums earned

In the ordinary course of its business PPS, Credicorp’s subsidiary, engages in insurance activities and transfers reinsurance to other insurance companies to share the risk of its insurance contracts and to limit the potential losses arising from significant coverage. PPS is ultimately responsible for the payment of claims to the policyholder if the reinsurer is unable to meet its obligations.

Reinsurance includes shared quotas, excess of loss and facultative reinsurance. Amounts recoverable from reinsurers are estimated on a basis consistent with the associated claim liabilities and are presented as a component of reinsured assets.

Net premiums earned for the three years ended December 31, 2003, 2002 and 2001 are as follows:

	Gross amount	Ceded to other companies	Assumed from other companies	Net premiums earned	Percentage of amount assumed on net premiums
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2003
Life insurance	32,340	(2,482)	311	30,169	1.03
Accident and health insurance	59,531	(3,718)	7	55,820	0.01
Property and casualty insurance	108,045	(72,270)	3,351	39,126	8.56

Total premiums	199,916	(78,470)	3,669	125,115	2.93

As of December 31, 2002
Life insurance	36,395	(2,094)	268	34,569	0.77
Accident and health insurance	46,461	(1,682)	15	44,794	0.03
Property and casualty insurance	110,452	(68,861)	4,264	45,855	9.30

Total premiums	193,308	(72,637)	4,547	125,218	3.63

	Gross amount	Ceded to other companies	Assumed from other companies	Net premiums earned	Percentage of amount assumed on net premiums
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2001
Life insurance	33,083	(2,532)	452	31,003	1.46
Accident and health insurance	41,097	(1,258)	12	39,851	0.03
Property and casualty insurance	89,688	(49,955)	1,617	41,350	3.91

Total premiums	163,868	(53,745)	2,081	112,204	1.85

19. Other income and expenses

This item is made up as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)
Other income
Recoveries of other accounts receivable and other assets	4,801	5,213	5,307
Real estate rental income	2,436	687	877
Recoveries of provisions for sundry risks	3,818	4,337	-
Income from the sale of assets seized	551	146	2,142
Other	11,621	1,268	4,204

Total other income	23,227	11,651	12,530

Other expenses
Commissions	13,468	10,449	10,537
Provision for sundry risks, note 10(e)	2,022	4,649	13,317
Provisions for other operational expenses	1,639	1,907	3,392
Provisions for other account receivables	4,944	5,033	5,862
Other	5,673	5,713	1,511

Total other expenses	27,746	27,751	34,619

20. Earnings per share

The earnings per common share have been determined as follows:

	2003	2002	2001

Number of outstanding shares:
Common shares, note 14(a)	94,382,317	94,382,317	94,382,317
Less: treasury shares	(14,634,925)	(14,634,925)	(14,920,825)

Total outstanding shares	79,747,392	79,747,392	79,461,492

Net income (in thousands of United States dollars)	80,607	42,383	54,513

Basic and diluted earnings per share (in United States dollars)	1.01	0.53	0.69

21. Financial information by industry and geographical area

The Group is organized on two main lines of business: banking and insurance.

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

The following table presents the Group’s financial information by industry (primary segment) and geographical area (secondary segment) for the three years ended December 31, 2003:

(a) Segments of business by industry (amounts expressed in million of U.S. dollars):

	External revenues	Revenues from other segments	Eliminations	Total revenues	Operating income (*)	Total assets	Fixed assets	Depreciation and amortization	Other provisions (**)
2003 -
Banking	703	29	(29)	703	364	6,912	217	36	80
Insurance	125	12	(12)	125	26	587	33	5	-
Brokerage and other	84	108	(108)	84	21	795	15	3	-

Total consolidated	912	149	(149)	912	411	8,294	265	44	80

2002 -
Banking	697	38	(38)	697	343	7,671	257	33	115
Insurance	145	12	(12)	145	27	408	31	4	-
Brokerage and other	26	76	(76)	26	11	551	2	4	-

Total consolidated	868	126	(126)	868	381	8,630	290	41	115

2001 -
Banking	821	38	(38)	821	364	6,628	221	34	127
Insurance	151	11	(11)	151	15	395	33	4	-
Brokerage and other	52	77	(77)	52	12	559	5	5	-

Total consolidated	1,024	126	(126)	1,024	391	7,582	259	43	127

(b) Segment information by geographical area (amounts expressed in million of U.S. dollars):

		2003			2002			2001

	Total	Operating	Total	Total	Operating	Total	Total	Operating	Total
	income	income (*)	assets	income	income (*)	assets	Income	income (*)	assets
Peru	788	326	6,208	714	332	6,809	774	304	5,325
Panama	20	2	264	2	2	72	2	2	23
Cayman Islands	10	9	880	43	8	706	87	13	1,018
Bolivia	47	34	446	57	29	475	80	43	656
Republic of El Salvador	-	-	-	-	-	-	19	7	-
Colombia	42	38	300	46	9	280	52	20	395
United States of America	5	2	196	6	1	288	10	2	165

Total consolidated	912	411	8,294	868	381	8,630	1,024	391	7,582

(*)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(**)	Other provisions correspond to provisions for asset seized and the allowance for credit losses.

22. Financial instruments

The Group’s activities are mainly related to the use of financial instruments including derivatives. The Group accepts deposits from customers at both fixed and floating rates and for various periods and seeks to earn above average interest margins by investing these funds in high quality assets. The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates while maintaining sufficient liquidity to meet all claims that might fall due.

The Group also seeks to raise its interest margins by obtaining above average margins, net of provisions, through lending to commercial and retail borrowers with a range of credit standings. Such exposures involve not just on-balance sheet loans and advances but the Group also enters into guarantees and other commitments such as letters of credit and security letters.

The Group also trades in financial instruments where it takes positions in traded and over the counter instruments, including derivatives, to take advantage of short-term market movements in the equity and bond markets and in currency and interest rates. Management places trading limits on the level of exposure that can be taken in relation to both overnight and intra-day market positions. Entering into counterbalancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions, normally offsets foreign exchange exposures associated with derivatives.

Market risks -
The Group takes on exposure to market risks. Market risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The Group applies a “value at risk” methodology to estimate the market risk of position held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The management sets limits on the value of risk that may be accepted, which is monitored on a daily basis.

The daily market value at risk measure (VAR) is an estimate, of the potential loss that might arise if the current positions were to be held unchanged for one business day. The measurement is structured so that daily losses exceeding the VAR figure should occur, on average, not more than once every day. Actual outcomes are monitored regularly to test the validity of the assumptions and parameters used in the VAR calculation.

Since VAR constitutes an integral part of the Group’s market risk control regime, management for all trading and portfolio operations establishes VAR limits. However, the use of this approach does not prevent losses outside the limits established in the even of more significant market movements.

Liquidity risk -
The Group is expose to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loan drawdowns, guarantees and other calls. The Group does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Management of the Group subsidiaries sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of Interbank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demands.

The notes to the financial statements include an analysis of the assets and liabilities of the Group by maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

Liquidity requirements to support calls under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Group does not generally expect the third party to draw funds under the agreement. The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

Interest rate risk -
The Group is exposed to the effects of fluctuations in the prevailing levels of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes but may reduce or create losses in the event that unexpected movements arise. The Management of the Group sets limits on the level of mismatch of interest rate repricing that may be undertaken. These limits are monitored daily; however, the Group is mainly engaged in providing short-term financing, at variable interest rates. Resources for trading finance are mainly obtained from short-term liabilities, the interests of which are agreed at fixed and variable rates prevailing in the markets that are located the Groups’ subsidiaries.

Loans, customer deposits and other financing instruments are subject to risks derived from interest rate fluctuations. The relevant contract maturity characteristics and interest rates of such financial instruments are disclosed in notes 7, 11 and 13.

Currency risk -
Most assets and liabilities are maintained in U.S. dollars. Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s subsidiaries are established. As of December 31, 2003 and 2002 the Group’s assets and liabilities by currencies are as follows:

	2003				2002

	U.S. dollars	Peruvian new sol	Other currencies	Total	U.S. dollars	Peruvian new sol	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets -
Cash and due from banks	1,443,208	139,514	30,008	1,612,730	1,977,733	162,612	42,045	2,182,390
Trading securities	31,843	28,196	38,111	98,150	295,755	297,563	11,786	605,104
Loans	3,469,891	637,200	47,728	4,154,819	3,568,523	630,184	194,925	4,393,632
Other assets	1,767,266	632,643	28,786	2,428,695	1,220,217	99,335	128,953	1,448,505

	6,712,208	1,437,553	144,633	8,294,394	7,062,228	1,189,694	377,709	8,629,631

Liabilities -
Deposits and obligations	(4,631,187)	(1,306,463)	(48,580)	(5,986,230)	(5,011,722)	(1,168,385)	(201,093)	(6,381,200)
Due to banks and correspondents	(79,284)	(162,150)	(32,300)	(273,734)	(208,496)	(61,026)	(40,176)	(309,698)
Bonds issued	(294,028)	(121,721)	-	(415,749)	(391,696)	(91,859)	-	(483,555)
Other liabilities	(484,607)	(128,392)	(22,111)	(635,110)	(430,254)	(123,261)	(13,121)	(566,636)

	(5,489,106)	(1,718,726)	(102,991)	(7,310,823)	(6,042,168)	(1,444,531)	(254,390)	(7,741,089)

	1,223,102	(281,173)	41,642	983,571	1,020,060	(254,837)	123,319	888,542

Forward positions	(135,647)	127,590	8,057	-	(269,500)	269,500	-	-

Net position	1,087,455	(153,583)	49,699	983,571	750,560	14,663	123,319	888,542

Net monetary position (*)	573,548	121,618	193,314	888,480	235,694	14,663	123,319	373,676

(*)	Exclude all non-monetary assets (mainly property, furniture and equipment, assets seized, intangible and goodwill) of the consolidated balance sheets as of December 31, 2003 and 2002.

Credit risk -
Credit risk is mainly controlled through the evaluation and analysis of each transaction considering such aspects as credit concentration of economic groups, evaluation of economic sectors, portfolio foreseen losses, guarantees and requirements for working capital according to market risks.

Financial assets which show a potential credit risk are mainly cash and cash equivalents, interest bearing deposits in banks, trading securities, investments available-for-sale, loans and other assets. The exposure to any one borrower including banks and investments, is further restructured by sub-limits covering on and off-balance sheet exposures and daily delivery risk limits to trading items. Actual exposure against limits are monitored daily.

Fair value -
Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transactions, assuming an on going enterprise.

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

A significant portion of the Group’s assets and liabilities are short-term financial instruments, with a remaining maturity of under one-year. These short-term financial instruments, with the exception of those for which an active market exists, are considered to have a fair value equivalent to their carrying value at the balance sheet date.

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

-	Cash and due from banks represent cash and short-term deposits that do not represent significant credit risks; in consequence, their fair value are equivalent to their book value.

-

Trading securities and investments available-for-sale are generally quoted on exchanges. Interest earning assets and liabilities with an original maturity of less than one year have been assumed to have a fair value not materially different from book value.

-

Market value of loans is similar to their book values, because such loans are mainly of a short-term nature and are shown net of their respective allowance for loan losses, which are considered by Management as the estimated amount recoverable at the date of the consolidated financial statements.

-

Market value of deposits and obligations is similar to their book value; principally because of their liquid nature and that the interest rates are comparable with the interest rate of other similar liabilities.

-	Due to banks and correspondents generate interest contracted at variable interest rates and preferred rates. As a result, it is considered that their book value is similar to their market value.

Derivatives instruments -
Except for currency forwards and interest rate swaps, as indicated in note 17(d) and (e), the Group does not enter into other agreements, generally described as derivative transactions. The Group records these derivatives at their fair market value; therefore there are no differences with their book values.

Currency forward contracts represent commitments to purchase or sell foreign and domestic currency on a specified term. In these contracts there are not cash flows at the beginning of the transaction. The payments are made at the date of expiration, when surrendering and receiving local or foreign currency if it is buying or selling, respectively.

The Group maintains strict control on the limits and net derivative positions. For the foreign currency contracts and swaps of interest rates maximum levels have been established for the net maximum positions without hedge and a “stop loss” limit for the maximum levels of loss that the Group is willing to assume.

The notional amounts of forward contracts provide a basis for comparison with instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments outstanding, and their aggregate fair value can fluctuate significantly from time to time.

As of December 31, 2003 and 2002, the notional amounts of the outstanding contracts are approximately US$313.9 and US$530.6 million, respectively, which have maturities of less than a year. As of December 31, 2003 and 2002 the forward contracts net position is an oversell of U.S. dollars of approximately US$135.6 and US$269.5 million, respectively. The fair value of the asset and liability forward contracts as of December 31, 2003 amounted approximately to US$4.0 and US$1.1 million, respectively (approximately US$8.2 and US$0.2 million as of December 31, 2002), and are included under the caption “Other assets and other liabilities” of the consolidated balance sheet, respectively. In addition, as of December 31, 2003 and 2002, the notional amount of the outstanding swap contracts amounted to US$98.1 and US$10.8 million, respectively.

23. Transactions with related parties and affiliated companies

Certain shareholders, directors and officers of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Law 26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2003 and 2002, loans and other credits to employees of the Group are as follows:

	2003	2002
	US$(000)	US$(000)

Mortgage loans	9,503	16,114
Other loans	1,841	4,797

Total	11,344	20,911

As of December 31, loans and other contingent credits to related parties comprise:

	2003	2002
	US$(000)	US$(000)

Direct loans	66,474	73,195
Contingent loans	6,905	10,468

Total	73,379	83,663

As of December 31, 2003, direct and contingent credits to related companies comprise approximately 1.46 and 0.88 percent, respectively (1.49 percent and 1.09 percent, respectively, as of December 31, 2002), of the total portfolio of direct loans of the Group, which are ranked in the following risk categories:

	2003	2002
	%	%

Normal	59.5	34.8
Potential problems	34.4	46.3
Substandard	6.1	14.8
Doubtful	-	4.1

Total	100.0	100.0

In addition, the Group has investments available-for-sale in related entities for approximately US$9.0 and US$20.0 as of December 31, 2003 and 2002, respectively.

24. Significant differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). A description of the significant differences between IFRS and U.S. generally accepted accounting principles (U.S. GAAP) follows:

(a) Allowance for credit losses -
Management believes that there is no significant difference between the amount of the reserve for loan losses provided under IFRS and the required reserve that would be provided under U.S. GAAP. Management believes that the reserve for loan losses was adequate at December 31, 2003 and 2002 to cover any known losses and any losses that have not been specifically identified in the loan portfolio.

(b) Investments in debt and equity securities -
Since 2001, the Group adopted IAS 39 “Financial Instruments: Recognition and Measurement”; consequently, at the beginning of 2001 the Group recorded the cumulative effect of the adoption of IAS 39 for investments that were considered as available-for-sale and trading investments in retained earnings and income for the year, respectively. The accounting treatment established by IAS 39 is similar to that required by SFAS 115.

-	Trading securities are valued at their market value and the unrealized gains and losses are recorded in the income for the year in a similar way to U.S. GAAP.

-

Investments available-for-sale are carried at their market value, with unrealized gains and losses being recorded in shareholders’ equity; while in accordance with SFAS 115 the unrealized gains and losses should be recorded in Other Comprehensive Income.

The reconciling items included in paragraph f) for the years 2003, 2002 and 2001 and in paragraph d) for the year 2001 correspond to i) the reclassification of the unrealized gains and losses corresponding to investments that are available-for-sale from retained earnings to Other Comprehensive Income and ii) the adjustment to market value of the trading securities recorded in 2000 for U.S. GAAP purposes and recognized in 2001 for IFRS purposes.

(c) Amortization of goodwill -
IAS 22 establishes that the goodwill should be amortized, consistently, in the term of its useful life, i.e. in the period during which future economic benefits are expected to flow to the company, which should not exceed twenty years. The amortization period and the amortization method should be reviewed at least at the end of each financial year.

SFAS 142, “Goodwill and other intangibles” establishes that the goodwill should be assigned to a reporting unit, which is defined as an operating unit or a component of an operating unit. Also, the goodwill is not subject to amortization and should be tested for impairment at least annually. In this respect, the Group made the analysis and evaluation of the impairment of goodwill as of January 1 and December 31 2003 and 2002, and no impairment loss was required.

(d) Summary of significant adjustments to net income -
The significant adjustments that would be required to determine the net income of the Group under U.S. GAAP instead of under IFRS are summarized below:

	For the year ended December 31,

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Net income in accordance with IFRS	80,607	42,383	54,513

Additions (deductions):
Reversal of amortization of goodwill	4,223	3,033	-
Valuation of trading securities at their market value	-	-	1,257
Deferred income tax	-	-	120
Minority interest	-	-	(39)

Net income in accordance with U.S. GAAP	84,830	45,416	55,851

Net income per share in accordance with U.S. GAAP based on weighted average number of shares issued and in circulation	1.06	0.57	0.70

Weighted average number of outstanding shares issued and in circulation, excluding treasury stock (in thousands of shares)	79,747	79,747	79,461

(e) Summary of significant adjustments to shareholders’ equity -
A summary of the significant adjustments that would be required to determine the shareholders’ equity of the Group under U.S. GAAP instead of under IFRS are as follows:

	As of December 31,

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Shareholders’ equity in accordance with IFRS	910,730	823,800	796,773

Additions
Reversal of amortization of goodwill	7,256	3,033	-

Shareholders’ equity in accordance with U.S. GAAP	917,986	826,833	796,773

The changes in shareholders’ equity of the Group under U.S. GAAP are summarized below:

	For the year ended December 31,

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Balances as of January 1	826,833	796,773	785,853

Cash dividends	(23,922)	(15,987)	(23,908)
Decrease (increase) in treasury stock	-	2,908	(9,344)
Other comprehensive income (loss)	30,245	(2,277)	(11,679)

Net income	84,830	45,416	55,851

Balances as of December 31	917,986	826,833	796,773

(f) Other comprehensive income -

	For the year ended December 31,

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Net income in accordance with U.S.GAAP	84,830	45,416	55,851

Unrealized (losses) gains arising during the period, net of tax and minority interest	18,844	(14,444)	(3,096)
Transfer of realized losses (gains) to net income	11,401	12,167	(8,583)

Other comprehensive (loss) income	30,245	(2,277)	(11,679)

Comprehensive Income	115,075	43,139	44,172

Cumulative other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Beginning balance	(9,495)	(7,218)	4,461
Current period changes	30,245	(2,277)	(11,679)

Ending balance	20,750	(9,495)	(7,218)

(g) Commitments and guarantees -
The disclosures required for FIN 45 applicable to Credicorp’s operations are as follow:

Commitments to extend credit -
Commitments include consumer credit lines an other consumer that are cancelable upon notification to the consumer. In addition commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company's exposure to credit loss, in the event of default by the borrower. The Group manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to commercial commitments based on management's credit assessment of the borrower. Since the Group expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Group's future liquidity requirements. The contract or notional amounts of commitments to extend credit at December 31, 2003, were as follows:

	Expire within 1 year	Expire after 1 year	Total
	US$(000)	US$(000)	US$(000)

Consumer credit cards	3,311	475,998	479,309
Commercial	22,094	-	22,094
Other consumer	8,183	-	8,183

	33,588	475,998	509,586

Letters of credit and guarantees -
Standby letters of credit are conditional commitments the Group issues to guarantee the performance of a customer to a third-party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Group issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Group's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, real estate, accounts receivable and inventory. Since the conditions requiring the Group to fund letters of credit may not occur, the Group expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Group understand by letter of credit and guarantees arrangements at December 31, 2003, were approximately $690.6 million with a weighted average term of approximately 24 months. The estimated fair value of standby letters of credit and guarantees was approximately $0.7 million at December 31, 2003. The contract or notional amounts of letters of credit and guarantees at December 31, 2003, were as follows:

	Expire within 1 year	Expireafter 1 year	Total
	US$(000)	US$(000)	US$(000)

Standby letters of credit and guarantees	579,857	110,777	690,634
Commercial	148,506	4,436	152,942

	728,363	115,213	843,576

Fiduciary activities -
The Group provides investment management to third parties that involve the Group in allocation, purchase and selling decisions of investments on behalf of these third parties. Those assets that are held in a fiduciary capacity are not included in the consolidated financial statements.

Assets managed on behalf of customers of the Group comprise buildings and future cash flows of collections. As of December 31, 2003, the assigned value of the financial assets under administration amounts to approximately US$634.5 million (US$544.8 million in 2002).

In addition, as of December 31, 2003 the net equity of the investment mutual funds managed by the subsidiaries of the Group amount to approximately US$1,017.8 million (US$904.8 million in 2002).

(h) Recently U.S. GAAP pronouncements -

-

Costs Associated with Exit or Disposal Activities
SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146) requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management’s commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. Credicorp has assessed the impact in its financial statements as of December 31, 2003 of applying the SFAS 146 since January 1, 2003 (the effective date for its application) and conclude that there are not material effects for its consolidated financial statements.

-

Derivative Instruments and Hedging Activities
SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149) amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). In particular, this SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Credicorp’s Consolidated Financial Statements.

-

Liabilities and Equity
SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150) establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003, and did not have a material impact on the Credicorp’s Consolidated Financial Statements.

-

Consolidation of Variable Interest Entities
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. The provisions of FIN 46 are effective for the year ending December 31, 2004. The Company believes that the adoption of FIN 46 will not have a significant impact on the Company’s operating results or financial condition.

-

Guarantees and Indemnifications
In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. The impact of adopting FIN 45 as of December 31,2003 was not material for Credicorp’s consolidated financial statements. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002, which are included in paragraph (g) above.

(i) Recently issued IFRS -
Over the past year and until the date of the issuance of this report, the IASB has been in the process of revising previously issued International Accounting Standards known as the “Improvements Project” and issuing new standards existing guidance did not exist such as IFRSs 2, 3, 4 and 5. None of the revisions to existing IAS or the newly issued IFRSs were required to be adopted for the year-ended December 31, 2003. The Group is currently in the process of assessing the impact of adopting the revised IASs and newly issued IFRSs although, at this time, it is not expected that their adoption will have a material impact on the financial condition of the Group.

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Peru
Apartado 1434-2869
Telfs.: (51 1) 211-6500  411-5800
Fax   : (51 1) 442-6522  211-6565

REPORT OF INDEPENDENT AUDITORS

February 12, 2003

To the Board of Directors and Shareholders Credicorp Ltd.

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. (a Bermuda limited liability company) and subsidiaries as of December 31, 2002 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the management of Credicorp Ltd.; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with both generally accepted auditing standards in Peru and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Credicorp Ltd.' s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Credicorp Ltd. and subsidiaries at December 31, 2002 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with International Accounting Standards.

Accounting principles used by Credicorp Ltd. and its subsidiaries in preparing the accompanying consolidated financial statements conform with International Accounting Standards, which vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 24 to the consolidated financial statements.

Countersigned by

(partner)
Arnaldo Alvarado L.
Peruvian Public Accountant
Registration No. 7576

EXHIBIT INDEX

1.1	Bye-Laws of Credicorp Ltd., as amended February 28, 2002, incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

99.1	Certifications Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

99.2	Certifications Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Form of Certification on Form 20-F

I, Dionisio Romero, certify that:

1. I have reviewed this annual report on Form 20-F of Credicorp Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: June 28, 2004

/s/ DIONISIO ROMERO
Name: Dionisio Romero
Title: Chief Executive Officer

Form of Certification on Form 20-F

I, Walter Bayly, certify that:

1. I have reviewed this annual report on Form 20-F of Credicorp Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: June 28, 2004

/s/ WALTER BAYLY
Name: Walter Bayly
Title: Chief Financial and Accounting Officer

Exhibit 99.2

Credicorp Ltd.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chairman Executive Officer of Credicorp Ltd. (the “Company”).

2. To my knowledge:

(A) The Company’s Annual Report on Form 20-F for the year ended December 31, 2003 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 28, 2004

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

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Financial and Accounting Officer of Credicorp Ltd. (the “Company”).

2. To my knowledge:

(A) The Company’s Annual Report on Form 20-F for the year ended December 31, 2003 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 28, 2004

By: /s/ WALTER BAYLY
Name: Walter Bayly
Title: Chief Financial and Accounting Officer