Form 20-F
period 2004-12-31
CREDICORP LTD
filed 2005-06-30
CIK 1001290

As filed with the Securities and Exchange Commision on June 30, 2005.

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2004 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

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

Common Shares, par value $5.00 per share...........................................94,382,317

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

     Credicorp Ltd., a Bermuda limited liability company (“Credicorp” as a separate entity or together with its consolidated subsidiaries, as the context may require), maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with International Financial Reporting Standards (“IFRS”). IFRS vary in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). For a discussion of significant differences between IFRS and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity to U.S. GAAP for Credicorp, see Note 26 to Credicorp’s consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 (the “Credicorp Consolidated Financial Statements”) included elsewhere herein.

     Credicorp operates primarily through its three principal subsidiaries, Banco de Crédito del Perú (together with its consolidated subsidiaries, “BCP”), Atlantic Security Holding Corporation (together with its consolidated subsidiaries, “ASHC”), and El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (together with its consolidated subsidiaries, “PPS”). BCP’s activities include commercial banking, investment banking activities, and retail banking. As of and for the year ended December 31, 2004, BCP accounted for 79.4% of Credicorp’s total revenues, 77.5% of total assets, 85.2% of net income and 69.1% of shareholders’ equity. Unless otherwise specified, the individual financial information for BCP, ASHC and PPS included herein has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.”

     In addition to the Nuevo Sol amounts translated into U.S. Dollars for the purpose of preparing the Credicorp Consolidated Financial Statements (see Note 23 to the Credicorp Consolidated Financial Statements and “Item 3. Key Information—(A) Selected Financial Data”), this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars at specified rates solely for the convenience of the reader. None of these translations should be construed as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated (see Note 23 to the Credicorp Consolidated Financial Statements and “Item 3. Key Information—(A) Selected Financial Data”), such U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.282 = US$1.00, the December 31, 2004 exchange rate set by the Peruvian Superintendencia de Banca, Seguros y AFP (the Superintendency of Banks, Insurance and Pension Funds, or “SBS”). The average of the bid and offered free market exchange rates published by SBS for June 10, 2005 was S/.3.252 per US$1.00. The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then prevailing exchange rate may result in presentation of U.S. Dollar amounts that differ from the U.S. Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. The translation procedure may also differ from the amounts included in the Credicorp Consolidated Financial Statements (see Note 3(c) to the Credicorp Consolidated Financial Statements). See “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles.

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

     The summary consolidated financial data as of, and for the years ended, December 31, 2000, 2001 and 2002 are derived from the Credicorp Consolidated Financial Statements audited by Dongo-Soria Gaveglio y Asociados, a member firm of PricewaterhouseCoopers, independent auditors. The summary consolidated financial data as of, and for the years ended, December 31, 2003 and 2004 are derived from the Credicorp Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados, members of Ernst & Young Global, independent accountants.

     The report of Dongo-Soria Gaveglio y Asociados on the Credicorp Consolidated Financial Statements as of December 31, 2002 and for the year ended December 31, 2002, appears elsewhere in this Annual Report. The report of Medina, Zaldívar, Paredes & Asociados on the Credicorp Consolidated Financial Statements as of December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004, appears elsewhere in this Annual Report.

     The summary consolidated financial information presented below and the Credicorp Consolidated Financial Statements are prepared and presented in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Note 26 to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IFRS and U.S. GAAP, as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity.

SELECTED FINANCIAL DATA

	Year ended December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$763,535	US$694,772	US$531,874	US$548,285	US$ 542,842
Interest expense	(389,748)	(318,542)	(178,070)	(163,580)	(160,298)

Net interest income	373,787	376,230	353,804	384,705	382,544
Provision for loan losses (1)(2)	(170,102)	(119,422)	(99,596)	(66,421)	(16,131)

Net interest income after provision for loan losses	203,685	256,808	254,208	318,284	366,413
Fees and commissions from banking services	144,001	155,030	177,305	189,472	201,474
Net gains (loss) from sales of securities	8,954	31,737	(1,097)	3,235	10,135
Net gains on foreign exchange transactions	23,625	17,549	22,582	23,681	24,165
Net premiums earned	113,395	112,204	125,218	125,115	192,672
Other income	28,003	12,530	11,651	23,227	8,105
Claims on insurance activities	(92,261)	(97,017)	(97,901)	(99,774)	(154,325)
Operating expenses	(391,529)	(390,779)	(404,186)	(430,373)	(459,928)
Merger costs	0	0	0	(18,587)	(3,742)

Income before translation result, income tax, and minority
interest	37,873	98,062	87,780	134,280	184,969
Translation result	(8,500)	(2,575)	(2,482)	(3,675)	2,040
Income tax	(6,124)	(25,135)	(32,628)	(39,695)	(45,497)
Minority interest	(5,553)	(15,839)	(10,287)	(10,303)	(10,675)

Net income	17,696	54,513	42,383	80,607	130,747
Net income per Common Share (3)	0.22	0.69	0.53	1.01	1.64
Pro-forma diluted net income per Common Share (3)	0.18	0.56	0.44	0.83	1.36
Cash dividends declared per Common Share	0.10	0.40	0.30	0.40	0.80
U.S. GAAP:
Net income	15,836	55,851	45,416	84,830	135,600
Net income per Common Share (3)	0.20	0.70	0.57	1.06	1.70
BALANCE SHEET DATA:
IFRS:
Total assets	7,623,470	7,581,841	8,629,631	8,321,783	9,087,560
Total loans (4)	4,454,085	4,064,479	4,817,663	4,481,496	4,559,018
Reserves for loan losses (1)	(341,487)	(344,433)	(424,031)	(326,677)	(271,873)
Total deposits	5,506,439	5,543,358	6,381,200	5,976,506	6,270,972
Shareholders’ equity	782,730	796,773	823,800	910,730	1,065,197
U.S. GAAP:
Shareholders’ equity	785,853	796,773	826,833	917,986	1,077,306
SELECTED RATIOS:
IFRS:
Net interest margin (5)	5.45%	5.28%	5.07%	5.15%	4.85%
Return on average total assets (6)	0.23	0.72	0.52	0.95	1.50
Return on average shareholders’ equity (7)	2.27	6.90	5.23	9.29	13.23
Operating expenses as a percentage of net interest and
non-interest income (8)	56.60	55.41	58.62	57.43	56.15
Operating expenses as a percentage of average assets	5.14	5.14	4.99	5.09	5.29
Shareholders’ equity as a percentage of period end total
assets	10.27	10.51	9.56	10.98	11.72
Regulatory capital as a percentage of risk-weighted
assets (9)	11.84	11.77	11.52	13.26	12.84
Total past due loan amounts as a percentage of total
loans (10)	8.44	8.63	8.43	5.72	3.49
Reserves for loan losses as a percentage of total loans	7.67	8.47	8.80	7.29	5.96
Reserves for loan losses as a percentage of total loans
and other contingent credits (11)	6.40	6.62	6.57	5.38	4.22
Reserves for loan losses as a percentage of total past
due loans (12)	90.80	98.18	104.41	127.50	170.93
Reserves for loan losses as a percentage of substandard
loans (13)	39.25	45.38	51.81	50.26	54.11
______________________
(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans, contingent credits and other credits.
(2)	Credicorp has 100 million authorized common shares (“Common Shares”). As of December 31, 2004, Credicorp had issued 94.4 million Common Shares, of which 14.6 million are held by BCP, ASHC and PPS. Per Common Share data presented assumes net outstanding shares (Common Shares net of shares held by BCP, ASHC and PPS) of 80.1 million in 2000, 79.5 million in 2001, and 79.7 million in 2002, 2003 and 2004. See Notes 15 and 21 to the Credicorp Consolidated Financial Statements.
(3)	Pro forma diluted per Common Share data presented assumes 96.1 million Common Shares outstanding on all periods (see the preceding footnote (2)), which includes 1.8 million Common Shares corresponding to the stock appreciation rights plan. See Note 17 to the Credicorp Consolidated Financial Statements.
(4)	Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, Credicorp had contingent loans of US$761.6 million, US$940.9 million, US$1,425.6 million, US$1,586.9 million and US$1,882.4 million, as of December 31, 2000, 2001, 2002, 2003 and 2004, respectively. See Note 18 to the Credicorp Consolidated Financial Statements.
(5)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a quarterly basis.
(6)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(7)	Net income as a percentage of average shareholders’ equity, computed as the average of period-beginning and period-ending balances.
(8)	Operating expenses as a percentage of the sum of net interest income and noninterest income.
(9)	Regulatory capital calculated in accordance with guidelines by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (the “BIS I Accord”) as adopted by the SBS. Atlantic Security Bank, a subsidiary of ASHC, determines risk-weighted assets in accordance with the BIS I Accord as adopted in the Cayman Islands. See “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Regulatory Capital and Capital Adequacy Ratios.”
(10)	BCP considers loans past due after 15 days, except for installment loans, which include mortgage loans but excludes consumer loans, which are considered past due after 90 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. See “Item 4.
Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”
(11)	Other contingent credits primarily consist of guarantees, letters of credit and responsibilities under credit line agreements. See Note 18 to the Credicorp Consolidated Financial Statements.
(12)	Reserves for loan losses, including contingent credits, as a percentage of all past due loans, with no reduction for collateral securing such loans. Reserves for loan losses includes reserves with respect to total loans and other credits.
(13)	Reserves for loan losses, including contingent credits, as a percentage of loans classified in categories C, D or E. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.”

                Exchange Rates

                The following table sets forth the high and low month-end rates and the average and the end-of-period rates for the sale of Nuevos Soles for U.S. Dollars for the periods indicated.

Year ended December 31,	High(1)	Low(1)	Average(2)	Period-end(3)

	(Nominal Nuevos Soles per U.S. Dollar)

2000	3.531	3.453	3.495	3.527
2001	3.623	3.435	3.508	3.446
2002	3.644	3.435	3.460	3.520
2003	3.496	3.463	3.477	3.464
2004	3.500	3.283	3.410	3.283
2005 (through June 10)	3.264	3.252	3.259	3.252
____________________
Source: SBS
(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End of period exchange rates based on the offered rate.

     The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High (1)	Low (1)

	(Nominal Nuevos Soles per U.S. Dollar)
2004
December	3.302	3.263
2005
January	3.284	3.259
February	3.264	3.254
March	3.263	3.257
April	3.262	3.256
May	3.263	3.255
June (through June 10)	3.256	3.252

          ____________________
          Source: Economatica
          (1)     Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

          The average of the bid and offered free market exchange rates published by the SBS for June 10, 2005 was S/.3.252 per US$1.00.

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

     Although the current level of Perú’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Perú will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations, or that Perú will not impose exchange controls should its foreign reserves decline. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to a devaluation. While Credicorp seeks to manage the gap between its foreign currency-denominated assets and liabilities, for instance by matching the volumes and maturities of its U.S. Dollar-denominated loans against its U.S. Dollar-denominated deposits, a sudden and significant devaluation could have a material adverse effect on Credicorp’s financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market

Risk—Exchange Rate Sensitivity.” Also, BCP’s borrowers and PPS’s insureds typically generate Nuevo Sol revenues from their own clients. Devaluation of the Nuevo Sol against the Dollar could have a negative impact on the ability of BCP’s and PPS’s clients to repay loans or make premium payments. Despite any devaluation, and absent any change in foreign exchange regulations, BCP and PPS would be expected to continue to repay U.S. Dollar-denominated deposits and U.S. Dollar-denominated insurance benefits in U.S. Dollars. Therefore, any significant devaluation of the Nuevo Sol against the Dollar could have a material adverse effect on Credicorp’s results of operations and financial condition.

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

     Status of Credicorp as a Holding Company

     As a holding company, Credicorp's ability to make dividend payments, if any, and to pay corporate expenses will be dependent primarily upon the receipt of dividends and other distributions from its operating subsidiaries. Credicorp's principal subsidiaries are BCP, PPS and ASHC. There are various regulatory restrictions on the ability of Credicorp's subsidiaries to pay dividends or make other payments to Credicorp. To the extent Credicorp’s subsidiaries do not have funds available or are otherwise restricted from paying dividends to Credicorp, Credicorp’s ability to pay dividends to its shareholders will be adversely affected. Currently, there are no restrictions on the ability of BCP, ASHC or PPS to remit dividends abroad. In addition, the right of Credicorp to participate in any distribution of assets of any subsidiary, including BCP, PPS and ASHC, upon any such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of Credicorp securities to benefit indirectly from such distribution), will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims of Credicorp as a creditor of such subsidiary may be recognized as such. Accordingly, Credicorp’s securities will effectively be subordinated to all existing and future liabilities of Credicorp's subsidiaries, and holders of Credicorp’s securities should look only to the assets of Credicorp for payments.

     Loan Portfolio Quality and Composition

     Given that a significant percentage of Credicorp’s revenues are related to banking activities, a deterioration of loan quality may have an adverse impact on the financial condition and results of operations of Credicorp. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies, Credicorp’s pursuit of opportunities in which it can charge higher interest rates, thereby increasing revenues, may reduce diversification of the loan portfolio and expose Credicorp to greater credit risk. Credicorp believes that significant opportunities exist in middle market and consumer lending in Perú and that Credicorp can, on average, charge higher interest rates on such loans as compared with interest charged on loans in its core corporate banking business, made primarily to clients that operate in industrial and commercial economic sectors. Accordingly, Credicorp’s strategy includes a greater emphasis on middle market and consumer loans, as well as continued growth of its loan portfolio in general. An increase in the portfolio’s exposure to these areas could be accompanied by greater credit risk, not only due to the speed and magnitude of the increase, but also due to the shift to lending to the middle market and consumer sectors, which have higher risk profiles compared, particularly, to loans to large corporate customers. Given the changing composition of its loan portfolio, historical loss experience may not be indicative of future loan loss experience.

     Bank Regulatory Matters

     Credicorp is subject to extensive supervision and regulation through the SBS’s consolidated supervision regulations, which oversees all of Credicorp’s subsidiaries and offices including those located outside Perú. BCP’s operations are supervised and regulated by the SBS and the Banco Central de Reserva (“Central Bank”). Perú’s Constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions. The SBS and the Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Such changes in the supervision and regulation of BCP, if made in the future, may adversely affect the results of operations and financial condition of Credicorp. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP.”

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

     Fluctuation and Volatility of Capital Markets and Interest Rates

     Credicorp may suffer losses related to the investments by BCP, ASB, PPS and other subsidiaries in fixed income and equity securities, and to their respective positions in currency markets, because of changes in market prices, defaults, fluctuations in market interest rates, exchange rates or other reasons. A downturn in the capital markets may lead Credicorp to register net losses due to the decline in the value of these positions, in addition to negative net revenues from trading positions caused by volatility in prices in the financial markets, even in the absence of a general downturn.

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

     Credicorp is the largest financial services holding company in Perú and is closely identified with its principal subsidiary, BCP, the country’s largest bank and the leading supplier of integrated financial services in Perú. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, and trust, custody and securitization services and proprietary trading and investment). As of December 31, 2004, Credicorp’s total assets were US$9.1 billion and shareholders’ equity was US$1.1 billion. Its net income in 2003 and 2004 was US$80.6 million and US$130.7 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.” The following table presents certain financial information for Credicorp by principal business segment as of and for the year ended December 31, 2004 (see Note 22 to the Credicorp Consolidated Financial Statements):

	As of and for the Year ended December 31, 2004

	Total	Operating	Total
	Revenues	Income	Assets

	(U.S. Dollars in millions)
Commercial Banking	US$ 671	US$ 346	US$8,083
Insurance	193	73	700
Investment Banking	116	2	305

Credicorp	US$ 980	US$ 421	US$9,088

     Credicorp conducts its commercial banking and investment banking activities primarily through BCP, the largest (in terms of total assets, loans, deposits, shareholders’ equity and net income) full service Peruvian commercial bank (“Peruvian commercial bank,” “Peruvian insurance company” and similar terms when used in this Annual Report do not include the assets, results or operations of any foreign parent company of such Peruvian entity or the foreign subsidiaries thereof), and ASHC, a diversified financial services company. Credicorp’s insurance activities are conducted through PPS, the largest Peruvian insurance company in terms of premiums, fees and net income.

     Credicorp was formed in 1995 for the purpose of acquiring, through an exchange offer (the “Exchange Offer”), the common shares of BCP, ASHC and PPS. Pursuant to the Exchange Offer, in October 1995, Credicorp acquired 90.1% of BCP; 98.2% of ASHC; and 75.8% of PPS. Credicorp acquired the remaining 1.8% outstanding shares of ASHC in March 1996, pursuant to a further exchange offer.

     In December 1995, Credicorp purchased 99.99% of Inversiones Crédito, a non-financial entity with assets of US$50.4 million as of December 2004, with principal investments currently in shares of Peruvian electric utilities.

     In August 1997, Credicorp acquired 39.5% of Banco de Crédito de Bolivia (“BCB”) from BCP for US$9.2 million. In July 1998, Credicorp acquired 97% of Banco de La Paz, a Bolivian bank with US$52.1 million in assets, which was subsequently merged with BCB in January 1999, at which time Credicorp also increased its beneficial ownership in BCB to 55.79%, with BCP owning, directly or indirectly, 44.21% . In November 2001, BCP bought back a 53.1% stake from Credicorp for US$30.0 million. As of December 31, 2004, BCB operated 46 branches located throughout Bolivia, together with 125 ATMs. BCB’s results have been consolidated in the BCP financial statements since the date of its acquisition in November 1993.

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

     During 2003, BCP converted Banco de Crédito Overseas Limited (“BCOL”), its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC. ASHC subsequently consolidated BCOL into its operations during 2004. Certain long term equity interests, held previously by BCOL, were transferred to BCP which were then transferred to Inversiones Crédito in accordance with Credicorp’s policy for holdings of equity interests in non-financial companies. In April 2004, PPS sold substantially all of its holdings of Credicorp’s equity shares to ASHC (see “Item 7. –(A) Major Shareholders”).

     In March 2004, PPS acquired Novasalud Perú S.A. – Entidad Prestadora de Salud (“Novasalud EPS”), one of three private health insurance providers in Perú, and merged Novasalud EPS with Pacífico S.A. Entidad Prestadora de Salud (“Pacífico Salud”), a subsidiary of PPS, in August 2004.

     In February 2005, Credicorp was authorized by Peruvian regulatory authorities to establish Prima AFP, in which Inversiones Crédito is the main shareholder. Credicorp expects that Prima AFP will begin operations as a private pension fund administrator in the second half of 2005.

     Banco Tequendama, a Colombian banking concern acquired by Credicorp in January 1997, was sold in March 2005 to a Colombian bank. This followed the sale by Credicorp in December 2002 of Banco Tequendama’s Venezuelan branches. While the sale of Banco Tequendama was publicly announced in October 2004, the sale was not completed until March 2005 when all approvals required from Colombian authorities were obtained. As of December 31, 2004, Credicorp’s consolidated financial statements included Banco Tequendama’s operations, with US$398.3 million in assets, US$306.7 million of loans and US$290.5 million of deposits.

     The following tables show the organization of Credicorp and its principal subsidiaries as of December 31, 2004 and their relative percentage contribution to Credicorp’s total assets, total revenues, net income and shareholders’ equity at the same date (see “—(C) Organizational Structure”):

	As of and for the Year ended December 31, 2004 (2)

	Total	Total	Net Income	Shareholders’
	Assets	Revenue	(Loss)	Equity

Banco de Crédito del Perú	77.5%	79.4%	85.2%	69.1%
Atlantic Security Holding Corporation	10.5%	3.4%	10.2%	9.9%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros	7.0%	10.9%	7.3%	13.4%
Banco Tequendama(3)	4.4%	4.0%	1.5%	2.9%
Others(4)	0.6%	2.3%	(4.2)%	4.7%
__________________
(1)	Includes the equity interest held by PPS.
(2)	Percentages determined based on the Credicorp Consolidated Financial Statements.
(3)	Banco Tequendama was sold in March 2005.
(4)	Includes Inversiones Crédito, Credicorp Securities Inc., and others.

     The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2004:

	As of and for the Year ended December 31, 2004 (2)

	Total	Total	Net Income	Shareholders’
	Assets	Revenue	(Loss)	Equity

Banco de Crédito del Perú	89.7%	88.4%	88.8%	84.6%
Banco de Crédito de Bolivia	6.4%	6.4%	4.8%	7.8%
Crédito Leasing S.A.	3.4%	1.4%	1.4%	4.2%
Credifondo S.A.	0.2%	1.6%	3.4%	1.3%
Credibolsa Sociedad Agente de Bolsa S.A.	0.1%	0.7%	1.8%	0.6%
Others(3)	0.2%	1.5%	(0.2)%	1.5%
__________________
(1)	Credicorp holds an additional 4.08% stake.
(2)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2004.
(3)	Includes Creditítulos S.A., Inmobiliaria BCP, and others.

(B) Business Overview

     (1) Introduction – Review of 2004

     Credicorp’s results for 2004 maintained their positive trend from the two previous years and showed significant improvement due to a growing Peruvian economy and a favorable international environment. Net income increased substantially and the quality of the loan portfolio and of investments in other risk assets continued to improve.

     During 2004, there was further consolidation in the Peruvian banking system, with resulting improvements in loan quality and profits. Nevertheless, with certain exceptions such as consumer loans and lending to micro-businesses, business volumes remained depressed.

     The improvement in Credicorp’s results was driven mainly by the higher quality of its loan portfolio, which allowed for a decrease in loan loss provisions, as well as by lower merger costs and increased fees, despite new taxes imposed on financial transactions. In 2004, Credicorp’s consolidated net income increased by 62.2% to US$130.7 million from US$80.6 million in 2003. Although profitability levels are not yet at desired levels, improvements are expected to continue in the medium term as a result of the consolidation of Credicorp’s businesses. In 2004, Credicorp’s return on equity increased to 13.2% from 9.3% in 2003.

     Credicorp’s total assets and asset quality improved substantially in 2004. Total assets reached US$9.1 billion at December 31, 2004, a 9.3% increase from US$8.3 billion at December 31, 2003. While total loans grew by only 1.7% in 2004, increased liquidity led to an increase in investments of 27.4% in the same period. Allowance for loan losses decreased 17.4% to US$16.1 million in 2004 from US$66.4 million in 2003 due to the higher quality of the loan portfolio. In addition, past due loans decreased to 3.5% of the total loan portfolio at year-end 2004 from 5.7% of the total loan portfolio at year-end 2003, while past due loan coverage by provisions increased to 170.9% at year-end 2004 from 127.5% at year-end 2003.

     The net interest margin (net interest income over average interest earning assets) was 4.85% in 2004, down from 5.15% in 2003. The net interest margin decreased primarily due to market conditions driving down loan rates, which were not fully offset by lower funding costs.

     Revenue from fees for banking services continued to grow in 2004, although at a slower pace than in prior years due to the implementation of new taxes on financial transactions. As a result, revenue from fees for banking services in 2004 increased by 6.3% to US$201.5 million from US$189.5 million in 2003. The increase is primarily due to growth in credit card fees and fund transfer and collection fees.

     ASHC continued to grow its managed funds business and developing investment products in 2004. Total managed funds, deposits and assets under management were US$1.4 billion in 2004, an 11.7% increase from US$1.3 billion in 2003, representing a significant volume that Credicorp expects will permit ASHC to generate a stable and diversified revenue stream. ASHC’s net income increased by 75.2% in 2004 to US$19.1 million from US$10.9 million in 2003, with lower returns from decreased interest margins and investment concentration on low risk segments being offset by reduced provision charges and higher fee revenue.

     BCB continued to report positive results mainly due to the improvement in the quality of its loan portfolio, which allowed for a decrease in loan loss provisions, and the application of strict cost controls. Past due loans fell from 20.7% of BCB’s total loan portfolio in 2003 to 10.9% in 2004, while past due loan coverage by provisions grew from 76.8% in 2003 to 100.6% in 2004. To offset the negative effect of the new financial transactions tax, BCB improved its delivery channels for banking services.

     In Credicorp’s insurance business, net premiums increased to US$192.7 million in 2004 from US$125.1 million in 2003, primarily due to continued growth in the life insurance business line and the acquisition of Novasalud EPS in March 2004. PPS contributed US$9.6 million to Credicorp’s earnings in 2004, a 191% increase from the US$3.3 million contributed by PPS in 2003.

     Banco Tequendama’s contribution was positive in 2004. Banco Tequendama contributed net income of US$1.9 million in 2004 compared to a net loss of US$5.5 million in 2003. The improved results at Banco Tequendama were due to restructured operations and changes in the business model, which resulted in increases in lending in the personal banking segment. On October 26, 2004, Credicorp announced an agreement to sell its interest in Banco Tequendama to a Colombian bank. The sale was completed in March 2005.

     On November 25, 2004, Credicorp announced its plans to enter the private pension fund administration business. In February 2005, Credicorp received the authorization from the Peruvian regulatory authorities to establish Prima AFP. Credicorp expects that Prima AFP will begin operations as a private pension fund administrator in the second half of 2005.

     In January 2005, Credicorp announced the purchase of Bank Boston’s Peruvian subsidiary’s onshore and offshore loan portfolio. The acquisition increased Credicorp’s total loans by approximately US$353 million. Particularly important components of the portfolio include medium-term commercial loans (approximately US$115 million), premium housing mortgages (approximately US$47 million) and leasing loans (approximately US$45 million). The payment for and transfer of this portfolio took place in February 2005.

     (2) Strategy

     During 2005, Credicorp intends to continue with its key business strategies implemented in 2004, and will focus its initiatives on:

  increasing profitability;

  maintaining the highest quality of customer service;

  improving efficiency through reductions in operating costs and more aggressive use of electronic channels;

  diversifying the client base by developing under-banked segments, which involve small companies and low-income individuals, through specially tailored loans, cash management services and transactional products;

  increasing funds under management through focus on wealth management services;

  reducing net income volatility and further strengthening the balance sheet;

  reducing the rate of claims in the insurance business; and

  limiting international expansion.

     In 2005, BCP will continue its strategy of increasing lending in the personal banking segment, which continues to show a high growth rate but is also an area where competition from various financial and non-financial credit providers has intensified. In past years, growth in this segment has offset declining loans to large corporate customers.

     A significant factor in BCP’s drive towards growing its personal banking business was the change in the corporate image of BCP in 2002. BCP modernized its corporate image to make it more appealing to a wider and younger segment of the public. Also as part of this strategy, BCP is promoting a friendlier and more efficient banking experience.

     In 2004, BCP continued its strategy to expand its branch network, with four out of ten new offices located in under-banked districts of the city of Lima, where high demand for banking services is expected. In 2005, BCP will continue to focus on serving emerging areas of the principal urban centers in Peru as well as on lending to small and micro-businesses, which are segments that are expected to continue to grow at above average rates.

     Although the loan and risk assets volume has not grown in recent years, the number of banking transactions has increased significantly, a trend that supports Credicorp’s strategy of focusing on developing transactional business services for which fees are charged. Fees on banking services generate stable, diversified and low risk revenues that offset declining net interest income.

     During 2004, Credicorp’s efficiency ratio was 50.4%, which showed no improvement compared to 2003, and remains substantially higher than the 45% target set for 2005. Credicorp intends to renew efforts to reach this target without sacrificing the quality of its customer service, which Credicorp will continue to monitor closely.

     In 2005, ASHC will continue its strategy of concentrating its investment portfolio in low risk investments to reduce exposure to market volatility while sustaining growth in the management of third-party funds. ASHC expects to improve client service through improved international investment products, which will span a wider risk and return offer.

     Credicorp expects its insurance business, carried out by its subsidiary PPS, to further increase its profitability in 2005 through increased premiums in its health and life insurance businesses, and through synergies from the acquisition and merger of Novasalud EPS.

     In 2005, BCB will focus on consistently applying corporate guidelines, consolidating changes in its organizational structure and improving credit management and portfolio quality. BCB’s profitability is expected to improve through increased mortgage loans, lending to small and micro-businesses and service fee income.

     In March 2005, Banco Tequendama was sold to a Colombian bank, which completed Credicorp’s exit strategy for the Colombian market. Credicorp’s subsidiaries will continue operating offices in Perú, Bolivia, Miami and Panama.

     On November 25, 2004, Credicorp announced its plans to enter the private pension fund administration business. In February 2005, Credicorp received the authorization from the Peruvian regulatory authorities to establish Prima AFP. Credicorp expects that Prima AFP will begin operations as a private pension fund administrator in the second half of 2005. Credicorp considers that it has competitive advantages in the private pension fund administration business, given its knowledge of the market and of its client base, and due to its financial strength, credibility and service quality.

     (3) Commercial Banking

     The majority of Credicorp’s commercial banking business is carried out through BCP, Credicorp’s largest subsidiary and the largest and oldest bank in Perú. As of December 31, 2004, BCP ranked first among Peruvian banks with S/.23.5 billion (US$7.2 billion) in total assets, S/.13.6 billion (US$4.1 billion) in total loans, S/.18.2 billion (US$5.6 billion) in deposits and S/.2.4 billion (US$737 million) of shareholders’ equity. BCP’s net income for 2003 and 2004 was S/.323.9 million (US$98.7 million) and S/.319.3 million (US$97.3 million), respectively. As of December 31, 2004, BCP’s loans in the Peruvian banking system represented approximately 33.0% of the system’s total, and BCP’s deposits represented approximately 35.6% of total deposits in the Peruvian banking system, decreasing from 34.4% and 36.1%, respectively, as of December 31, 2003.

     At December 31, 2004, BCP had the largest branch network of any commercial bank in Perú with 207 branches, including 126 in Lima and the adjoining city of Callao. BCP operates an agency in Miami and a foreign branch in Panama.

     A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. At December 31, 2004, ASHC had total assets of US$880.3 million and shareholders’ equity of US$151.0 million (compared with US$776.3 million and US$112.9 million, respectively, as of December 31, 2003). ASHC’s net income was US$19.1 million in 2004 and US$10.9 million in 2003. The increase in income from 2003 to 2004 was principally the result of increased gains on its investment portfolio, which required lower risk provisions.

     Total loans outstanding in ASHC’s portfolio totaled US$157.1 million and US$152.3 million at December 31, 2003, and 2004, respectively, representing a decrease of 3.1% . Deposits increased 9.0% to US$686.1 million at December 31, 2004 from US$629.4 million at December 31, 2003. Third party assets under management increased 29.2% from US$664.1 million in 2003 to US$758.5 million in 2004, principally due to low interest rates paid on deposits and to the introduction of new products, notably mutual funds. ASHC’s past due loans as a percentage of total loans was 0.0% from 1996 through 2002, but reached 2.3% as of December 2003, and declined back to 0.0% at December 31, 2004. Reserves for probable loan losses decreased to US$3.2 million in 2004 from US$4.8 million in 2003.

     Credicorp conducts commercial banking activities in Bolivia through BCB, a full service commercial bank with, as of December 31, 2004, US$333.1 million in deposits, US$457.4 million in assets and US$320.8 million in loans. As of December 31, 2004, BCB was the fourth largest Bolivian bank in terms of loans, with a 13.1% market share, and the fifth largest in terms of deposits, with a 12.5% market share.

     During 2004, Credicorp carried out commercial banking operations in Colombia through Banco Tequendama, which as of December 31, 2004 had US$290.5 million in deposits, US$398.3 million in assets and US$306.7 million in loans. In March 2005, Banco Tequendama was sold to a Colombian bank.

     Credicorp’s commercial banking business is organized into wholesale banking activities, which are carried out by BCP’s Wholesale Banking division (which includes the Corporate Banking operations of ASHC) and retail banking activities, which are carried out by BCP’s Personal Banking and Service Banking divisions. Wholesale Banking is responsible for (i) corporate banking, (ii) middle market banking, (iii) international trade finance, (iv) corporate finance, (v) business finance, (vi) institutional banking, and (vii) business services. Retail banking activities include (i) exclusive banking, (ii) small and micro business lending, (iii) mortgage lending, (iv) credit cards, and (v) consumer finance. Although attracting deposits is a function of all of the banking areas, Credicorp’s deposit-taking activities are concentrated primarily in the Consumer and Personal retail banking areas of BCP and the Private Banking division of ASHC.

     In 2002, Credicorp’s total loan portfolio increased by 18.5%, but declined by 7.0% during 2003, and grew 1.7% in 2004. These changes, together with changes in its client mix, could be accompanied by increased risk, not only due to the speed and magnitude of the increases, but also due to the shift to middle market, small business and consumer lending sectors, and away from corporate lending. Given the changing composition of Credicorp’s loan portfolio, Credicorp’s historical loan loss experience may not be indicative of future loan losses.

     (i) Wholesale Banking

     Credicorp conducts wholesale banking primarily through BCP’s Wholesale Banking division and ASHC’s Corporate Banking division. Given the modernization and internationalization of Peruvian financial markets, BCP’s Wholesale Banking division not only competes with local banks but also with international banks offering very competitive rates. BCP’s traditional relationships continue, however, to provide the Wholesale Banking division with a competitive advantage.

     BCP’s Wholesale Banking division has traditionally generated the majority of BCP’s loans. BCP estimates that approximately 66.7% of its loans and 95.3% of its other extensions of credit (primarily guarantees and letters of credit) at December 31, 2004 were to customers in its Wholesale Banking division. BCP has the largest capital base of any Peruvian bank, which provides it with more resources than any other Peruvian bank to meet the financing needs of its corporate clients. See “—(8) Competition.” Because Peruvian companies were not able to access international sources of credit until the mid-1990’s, BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Perú. BCP’s Wholesale Banking division provides its customers with short and medium term, local and foreign currency loans; foreign trade-related financing; and lease financing. BCP’s Wholesale Banking division is divided into:

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

  institutional banking, which focuses principally on serving non-profit organizations, state- owned companies and other major institutions; and

  business services, which develops transactional services.

     Although state-controlled corporations are served by BCP’s Wholesale Banking division, mostly in connection with international trade finance, BCP does not regularly extend loans directly to the Peruvian government or to regional or municipal governments.

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

     Loan contribution for this area represented 40% of total BCP loans in 2004. The composition of these loans was approximately 80% foreign currency-denominated (primarily U.S. dollar-denominated) and 20% Nuevo Sol-denominated. During 2004, corporate loans continued their declining margins due to excess liquidity and the competition from financing through capital market issues, which was partly offset by the increase in local currency lending, which has higher rates and spreads.

     ASHC’s Corporate Banking division makes working capital and bridge loans. As of December 31, 2004, approximately 67.8% of ASHC’s loans were to Peruvian companies, 6.3% were to companies in Bolivia, 4.8% were to companies in Colombia, 3.9% were to companies in Nicaragua, and the remainder were to borrowers in other Latin American countries.

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

     Credicorp conducts middle market lending primarily through BCP, and, to a much lesser extent, through ASHC. The loan portfolio of the Middle Market Banking division of BCP grew to US$1.2 billion in 2002, decreased to US$1.0 billion in 2003 and grew to US$1.1 billion in 2004, while stringent credit quality requirements continued to be enforced. Credicorp expects this sector to grow and increase in relative importance as the Peruvian economy grows.

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

     Credicorp performs its leasing operations either directly through BCP or through Credileasing. At December 31, 2004, Credicorp’s leasing operations totaled US$393.5 million, 58.3% (US$229.3 million) of which were recorded on the books of Credileasing. BCP’s lease finance business is currently estimated to be the largest in Perú, with a market share of approximately 37.3% at December 31, 2004. The principal means of financing for Credileasing is through the issuance of specific leasing bonds, of which a total of S/.517.7 million (US$157.7 million) were outstanding as of December 31, 2004, while Credicorp has a total outstanding of US$227.8 million, with the difference being issued by BCP. Management estimates that Credileasing’s market share among specialized leasing companies was 56.9% at December 31, 2004. Leasing customers are primarily companies engaged in manufacturing, communications, commerce and fishing that lease such items as machinery, equipment and vehicles.

     The agricultural loan portfolio, with a balance of approximately US$160.2 million at year-end 2004, has a professional team of specialists that provide technical and financial assistance to other business units in assessing companies with operations in this sector. The unit collects and maintains an up-to-date database of valuable information that permits an accurate understanding of markets as well as forecasting. It also carries out feasibility studies and comparative analysis to which clients have access. Working in conjunction with organizations that represent the sector, management also offers training and specialist consultancy services to companies in the agricultural sector.

     At the end of 2004, approximately US$130.0 million of agricultural loans were structured under the Peruvian government-sponsored program of Programa de Rescate Financiero Agropecuario (Agricultural Financial Relief or “RFA”), which represented an opportunity to improve the solvency of Credicorp’s clients and the quality of the portfolio. The RFA program will be available through December 2005.

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

     In 2004, Peruvian exports increased 39.6% to US$12.5 billion from US$8.9 billion in 2003, principally due to increased exports of mining products and of manufactured goods. During the same year, BCP’s export facilities volume increased 38.0% to US$5.3 billion, amounting to 42.4% of total Peruvian exports (42.7% in 2003). Total Peruvian imports were US$9.8 billion in 2004, increasing 18.9% from US$8.3 billion in 2003, principally due to higher demand for capital goods and raw materials. BCP’s import letters of credit, collections and transfers amounted to US$1.0 billion in 2004, increasing from US$967 million in 2003.

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

     BCP carries out business with more than 1,000 correspondent banks, development organizations, multilateral financial bodies, and foreign government export promotion agencies. BCP has correspondent banking relationships and uncommitted credit lines with more than 80 banks for foreign trade operations, financing of working capital and medium and long-term investment projects. During 2004, BCP’s significant surplus of liquidity allowed it to maintain a very low use of foreign lines of credit.

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

     In 2004, BCP’s share of the market for structuring fixed-income instruments increased to 47% from 37% in the previous year. Private debt placements, after increasing 55% in 2003, to US$1.5 billion, declined 15% in 2004 to US$1.2 billion. The Corporate Finance area had a significant role in the placement of the First and Fourth Issues of the TGP First Corporate Bond program, of Transportadora de Gas del Perú S.A. The amount placed in the First Issue was US$200 million with a 15 year maturity and in the Fourth Issue S/.236.6 million (approximately US$70 million) with a 25 year maturity.

     In operations related to project financing and structured loans, BCP’s Corporate Finance area structured transactions during 2004 worth a total of US$219 million, of which BCP participated in US$130 million. Funding for important Peruvian companies spanned different sectors such as electricity generation, mining, oil and gas, and for the Municipality of the city of Lima. Significant syndicated loan structuring projects included the financing of Minera Ares S.A.C. for US$70 million, Pluspetrol S.A. for US$60 million, and Eléctrica Cahuas for US$37 million.

     Additionally, BCP’s Corporate Finance area structures short-term instruments, mostly commercial paper and certificates of deposit, and offers financial consultancy services focused on restructuring debt, appraisals and evaluations of payment capacity for companies from several sectors, such as paper, manufacturing, sugar, food, real estate and construction.

     Business Finance

     The Business Finance area specializes in funding investment projects, focusing its efforts on developing the financial leasing business. Thus, its principal activity is to structure, negotiate and disburse funds for leasing operations. It also carries out medium-term operations, principally for small and medium-sized companies.

     The financial leasing business continued its recovery during 2004. Credicorp’s leasing loan balances showed a 5.6% growth in 2004, after being affected in prior years by declining market demand due to the co-existence of two tax systems applicable to leasing operations, which put BCP at a disadvantage in relation to certain competing banks, but which were unified in 2003.

     Growth during 2004 was driven by business loans in sectors requiring natural gas produced in the Camisea fields, mainly energy generation and manufacturing. Energy generation and manufacturing companies invested in the conversion of their equipment and processes to use natural gas as their primary energy source. Loan demand also increased in the fishing and telecommunications sectors.

     Institutional Banking

     The Institutional Banking area was moved from the Personal to the Wholesale Banking division in 2004, since most of its clients have a significant volume. This area serves non-profit organizations, whether public or private, including approximately 4,800 state and local government entities, international bodies, educational institutions and non-governmental organizations among others. The client base has grown significantly since 2002 due to a market re-segmentation effort. These clients are served by specialized teams in both the Wholesale Banking and Personal Banking divisions.

     The Institutional Banking area is strategically important due to the business potential its clients, which demand diverse products and services, and the opportunities its clients present for generating income from fees and cross-selling of services. The Institutional Banking area’s clients are principally users of transactional products and require consultancy for investment management. BCP’s strategy in this segment is focused on building customer loyalty by offering customized services at relatively low competitive rates and outstanding service quality. At December 31, 2004, the Institutional Banking area’s clients’ deposits and shares in Credicorp’s mutual funds reached approximately US$700 million, while their loans amounted to US$31 million. The Institutional Banking clients use of services offered by BCP include remote office banking, collections and automated payroll payment.

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

     Services managed by this unit include collections (automated trade bill collection and electronic factoring), automated payments (direct credits to personnel and suppliers accounts and money transfers), electronic office banking and cash management through checking accounts with special features.

     In 2004, BCP continued its efforts to increase revenue from transactional services, primarily through the improvement of the operating efficiency of the office banking service “Telecrédito”. The transaction volume in the office banking service continued to grow in 2004 (67% compared to 48% in 2003) and fee revenue continued to increase (10%). In 2004, revenue from fees on money transfers received from other countries grew by 23% and transaction volume increased 13% (19% in 2003). Approximately 1,000 entities, mainly public utilities, municipalities, insurance companies, among others, use BCP’s automated bill payment service, which processed an average of 700,000 payments per month during 2004.

     (ii) Retail Banking

     Credicorp’s retail banking activities are conducted by BCP and, to a much lesser extent, by BCB in Bolivia. Retail banking-related loans accounted for approximately 33.4% of BCP’s total loans in 2004 compared to 32.0% in 2003 and 30.3% in 2002.

     After several years of declining loan volumes of BCP’s retail units, volumes grew in 2002, particularly in loans to small businesses and home mortgages, but decreased again in 2003, and had a modest 4.4% increase in 2004. Nevertheless, within retail lending, home mortgages and micro-business loans continued to show strong growth in 2004. In 2004, home mortgages grew 21.1% to US$696.1 million, while micro-business loans grew 20.7% to US$169.8 million.

     With the segmentation of its retail client base, BCP is able to focus on the cross-selling of products and on improving per-client profitability. Credicorp expects the retail banking businesses to be one of the principal growth areas for BCP’s lending activities.

     At BCP, retail banking operations are divided into two divisions, Service Banking and Personal Banking, the latter of which is further subdivided into Exclusive Banking, Small Business Banking, Consumer Banking, and Micro-business Banking, which was instituted after the merger of Solución in March 2004.

     The Service Banking division carries out personal loan authorization and collection and has invested substantially during the past few years to improve delivery channels in order to provide better quality and more efficient service. It is also responsible for the development and sales of third-party processing services that generate fee income from transactions and mass processing to meet the needs of our clients. In 2004, Service Banking continued focusing on increasing transaction volume from under-banked segments of the population.

     The Exclusive Banking area principally serves a select number of high-income customers with the most profitable personal accounts and specializes in offering personalized service. Consumer Banking is in charge of servicing BCP’s traditional retail client base, and is also in charge of mortgage lending and credit cards. Small Business Banking targets companies with annual revenue of more than US$300,000 and less than US$1 million, while the Micro-business Banking area primarily manages individuals who run small independent businesses, requiring small loans of up to US$20,000.

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

     In 2004, this unit continued to retain and increase ties with its customers, as well as to add new ones, for which sophisticated commercial plans were developed. This segment has 48,000 customers,

with total deposits of US$1.1 billion and US$470 million in loans. Belonging to this segment gives customers the advantage of preferential interest rates for loans and deposits and personalized service through an assigned official. During 2004, Exclusive Banking customers were advised of savings alternatives using capital markets products, including investments in mutual funds, given the continuing low levels of interest rates paid on banking deposits.

     Small Business Lending

     Small business lending is carried out by the Small Business Banking and Micro-business Banking areas. These areas serve 120,000 corporate and individual customers with annual sales of less than US$1 million, which are served primarily with sales and inventory financing and working capital loans, complemented by cash credits through overdrafts. During 2000 and 2001, loans to this segment contracted because of decreased demand for small business products and services due to the poor development of the Peruvian economy. In particular, lower consumer demand negatively affected this segment’s loan quality and loan growth. After several years of continuous growth, loans decreased 19.4% in 1999, again 17.7% in 2000, and a further 11.9% in 2001, but grew 38.4% in 2002, only to fall 21.9% in 2003 and a further 14.6% in 2004 to US$340 million at year-end. The decrease experienced in 2003 and 2004 was mainly due to an increase in overdue loan charge-offs and the reclassification of loans acquired by subsidiaries in 2002 to other market segments.

     Small Business Banking has divided its clients into different areas: Small Businesses, which have annual sales of less than US$300,000; and Consolidated Businesses, which have annual sales between US$300,000 and US$1 million. These businesses benefit from products specially designed for their needs, such as the Cash Credit for Businesses, a revolving credit line repaid in installments, as well as the usual credit products: discounted notes, letters of credit, guarantees and stand-by credits.

     Micro-business Banking concentrates its efforts in small loans to individuals who primarily derive their income from small family-run business activities. BCP’s loans to micro-businesses as of December 31, 2004 amounted to US$170 million, representing a 21% increase from 2003, and constituted a 16% estimated market share.

     Mortgage Lending

     BCP was the largest mortgage lender in Perú with a market share of 37% of total mortgage loans in the Peruvian banking system as of December 31, 2004. This was to a large extent the result of campaigns aimed at clients with the highest demand for these types of loans and improvements in the quality of procedures followed in extending credit and establishing guarantees.

     Credicorp expects BCP’s mortgage lending business to continue to grow given the low levels of penetration in the financial market, the increasing demand for housing, the availability of funds for the Peruvian government’s MiVivienda low-income housing program, and the current economic outlook for controlled inflation and renewed gross domestic product (“GDP”) growth in Perú. BCP has been able to become the largest issuer of MiVivienda credits, increasing its market share of outstanding loans from 6% in 2002 to 23% in 2004.

     BCP had US$696.1 million of outstanding mortgage loans at December 31, 2004 compared to US$574.8 million at the end of 2003. Additionally, BCB’s mortgage loans reached US$81.7 million at December 31, 2004, representing 20.6% of the Bolivian mortgage loans at such date.

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

     The number of active credit cards issued by BCP increased from 28,840 as of December 31, 1990 to 158,000 in 2001, to 186,000 in 2002, to 249,000 in 2003, and to 258,000 at year-end 2004. BCB has issued approximately 23,000 credit cards in Bolivia.

     BCP’s credit cards are primarily, and have been historically, issued through Visa, but in May 2000 BCP began offering American Express cards. BCP estimates that its credit cards account for 16% of the credit cards issued by the banking system in Perú as of December 31, 2004. The estimated total number of credit cards issued in Perú as of December 31, 2004 was approximately 4.1 million, of which approximately 46% were issued by non-banking entities or department stores.

     In 1997, VISANET was established in Perú to process transactions involving credit and debit card transactions and to widen their acceptance, with the participation of major local banks and Visa International. BCP is the largest shareholder of VISANET, holding approximately 36% of its total shares. In 1997, the number of electronic payment terminals was approximately 1,500, increasing to 8,415 as of December 2001, to 11,645 at December 2002, to 14,031 in 2003, and further to 15,741 terminals at year-end 2004. At the end of 2004, the number of Visa cards issued in Perú, including credit and debit cards, stood at approximately 3.5 million, while the number of transactions processed during the year grew 7.9% to 28.6 million, and purchases grew 12.1% to US$925 million.

     BCP’s total credit card purchases during 2004 were US$254.8 million (US$238.9 million in 2003), and the credit balance as of December 31, 2004 was US$159.9 million, representing 3.9% of total loans. In 2004, BCP’s market share of total purchases made with Visa credit cards was 35.9%, compared to 38.4% in 2003 and 36.7% in 2002. These numbers reflect BCP’s strategy of seeking more widespread use of the cards at the lower end of the consumer market. As part of this strategy, financing with fixed installment payments using the Visa credit card has been offered since the last quarter of 2001. As of December 31, 2004, BCP’s credit card portfolio had balances past due of approximately 3.1% . BCP is taking steps to improve its card approval and collection process. These measures include issuing cards only to persons with stable net monthly incomes above US$400 and developing better methods for verifying applicants’ information and credit history. Additionally, BCP has developed a mathematical scoring system to better assess the risk-reward variables associated with consumer lending.

     In the segment of clients who do not regularly have access to credit cards, campaigns were launched to increase the use of the Credimás debit card as a form of payment. This resulted in a year-on-year increase of 16% in the use of this card (19% in 2003), with total billings of US$194 million (US$167 million in 2003). See “¯ (iii) Credit Policy and Review.”

     Consumer Finance

     Consumer finance services offered by the Consumer Banking unit at BCP are currently provided to approximately 1.5 million customers, who account for 44% of deposits and 16% of Retail Banking loans, and contribute 46% of operating net revenue. Consumer finance revenues from fees on banking services account for 54% of revenues, which decreased 13% compared to fee revenues in 2003, mainly due to lower demand after financial transaction taxes began to be applied. Nevertheless, high returns were maintained from increased net interest income resulting from higher loan volumes. Consumer lending products offered include cash consumer loans, payroll loans and loans for specific purposes like automobile purchases, travel and education.

     (iii) Credit Policy and Review

     Credicorp applies uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of its subsidiaries. Credicorp’s General Manager is in charge of setting the general credit policies for the different business areas of Credicorp. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (see “¯(11) Supervision and Regulation—(ii) BCP”), and the guidelines set forth by Credicorp’s Board of Directors.

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

     Credicorp has a strictly enforced policy with respect to the lending authority of its loan officers and has in place procedures to ensure that these limits have been adhered to before a loan is disbursed. Under BCP’s credit approval process, the lending authority for middle market and small business loans is centralized into a specialized credit risk analysis unit, whose officers have been granted lending limits, thus allowing middle market and small business loan officers to concentrate on their client relations. To ensure that loan officers and credit analysis officers are complying with their lending authority, the credit department and BCP’s internal auditors regularly examine credit approvals.

     The following table briefly summarizes BCP’s policy on lending limits for loan officers and credit risk analysis officers. Requests for credit facilities in excess of the limits set forth below are reviewed by Credicorp’s General Manager, Executive Committee or, if the amount of the proposed facility is sufficiently large, the Board of Directors.

		Personal and
		Small
	Wholesale	Business

	(U.S. Dollars)

Loans supported by liquid collateral or not exceeding two years(1)
Loan Officer and Credit Analysis Officer	US$ 300,000	US$ 50,000
Chief Lending and Chief Credit Analysis Officer	1,350,000	100,000
Area Manager	4,500,000	400,000
Senior Credit Officer	7,500,000	1,000,000

Loans supported by other collateral or exceeding two years(2)
Loan Officer and Credit Analysis Officer	100,000	25,000
Chief Lending and Chief Credit Analysis Officer	450,000	50,000
Area Manager	1,500,000	200,000
Senior Credit Officer	2,500,000	400,000
____________________
(1)	Liquid collateral includes cash deposits, stand-by letters of credit, securities or other liquid assets with market price and accepted drafts.
(2)	Other collateral includes securities with no market value, non-accepted drafts, real estate, mortgages, security interests on equipment or crops, and assets involved in leasing operations.

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

     In general, except for Corporate Banking loans, Credicorp is a secured lender. As of December 31, 2004, approximately US$1.9 billion of the loan portfolio and contingent credits were secured by “preferred” collateral. See “—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” Liquid collateral is a small portion of the total collateral. In general, if Credicorp requires collateral for the extension of credit, it requires collateral valued at between 10% and 50% above the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons. BCP’s policy generally is to require that the appraised value of illiquid collateral exceed the loan amount by at least 25%. In cases where a borrower encounters difficulties, Credicorp seeks to obtain additional collateral.

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

     (iv) Deposits

     Credicorp’s deposit-taking operations are principally managed by BCP’s Personal Banking division and ASHC’s Private Banking division. See “¯(12) Selected Statistical Information—(iv) Deposits.”

     The main objective of BCP’s retail banking operations has historically been to develop a diversified and stable deposit base in order to provide a low cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. At December 31, 2004, BCP’s deposits amounted to US$5.6 billion, increasing 3.8% compared to the December 2003 balance, translated at the same date’s exchange rate. BCP has historically relied on the more traditional, low cost deposit sources, which it considers to be its core deposits: demand deposits, savings and CTS deposits. CTS deposits, or Severance Indemnity Deposits, are made by companies in the name of their employees, amounting to one month’s salary per year, and may be withdrawn by the employee only upon termination of employment or upon transfer to another bank, subject to certain exceptions. At December 31, 2004, these core deposits represented 66.4% of BCP’s total deposits, and 61.6% of Credicorp’s total deposits. BCP’s extensive branch network facilitates access to this type of stable and low cost source of funding. At the same time, market conditions led to continued excess liquid funds. Additionally, BCP’s corporate clients are an important source of funding for BCP. As of December 31, 2004, BCP’s Wholesale Banking division accounted for approximately 44.4% of total deposits, of which 54.6% were demand deposits, 40.2% time deposits, and 5.2% savings. Of all deposits from BCP’s Wholesale Banking division, most (68.4%) were foreign currency-denominated (almost entirely U.S. Dollars) and the balance (31.6%) were Nuevo Sol-denominated.

     ASHC’s Private Banking division’s clients have traditionally provided a stable funding source for ASHC, as many are long-time clients who maintain their deposits with ASHC. As of December 31, 2004, ASHC had approximately 3,000 customers. Currently, about 95% of ASHC’s private banking clients are Peruvian. ASHC’s total deposit base increased to US$686.1 million as of December 31, 2004 from US$629.4 million as of December 31, 2003.

     All Credicorp subsidiaries have programs in place to comply with the “know your customer” regulations in the countries in which they operate. In addition to complying with the provisions of Peruvian law described below, BCP has had internal “know your customer” policies since 1995. As an additional precaution, ASHC will open accounts only for individuals or entities that are recommended by senior officers of ASHC or BCP.

     Perú has long-standing laws criminalizing money laundering activities, and such laws were further strengthened in 1996 with the adoption of Law 26702, which incorporated the guidelines of the

Organization of American States directly into Peruvian law, and Law 28306 which revised functions assigned to the Financial Intelligence Unit, a public entity in charge of directing anti-money laundering actions and monitoring information that public and private companies are required to provide. The Financial Intelligence Unit has the authority to request detailed reports with respect to the movement of funds and the identity of depositors. According to recently enacted regulations, mainly Law 28306 and SBS Regulation 1725-2003, financial institutions must adopt internal mechanisms, appoint a full-time compliance officer reporting directly to the Board of Directors and conduct special personnel training programs and procedures to detect and report unusual or suspicious transactions as defined therein. See “—(iii) Credit Policy and Review.”

          (4) Investment Banking

          Credicorp’s investment banking businesses include:
  trading and brokerage services;

  treasury, foreign exchange and proprietary trading;

  asset management;

  trust, custody and securitization services; and

  investments by PPS.

     BCP has the largest capital markets/brokerage distribution system in Perú, offering such services through 14 of its branches, all of which are interconnected with its brokerage subsidiary and have access to current market information. Management estimates that, with the expected growth and restructuring of the Peruvian business sector, the market for trading and brokerage services will increase significantly. The majority of Credicorp’s trading and brokerage activities are conducted through BCP, ASHC and, since January 2003, through Credicorp Securities Inc. (“Credicorp Securities”), a wholly-owned subsidiary of Credicorp. Credicorp Securities is a U.S. registered broker-dealer with its offices in Miami.

     (i) Trading and Brokerage Services

     The majority of Credicorp’s trading and brokerage activities are conducted primarily through BCP and, to a lesser extent, through ASHC and Credicorp Securities.

     BCP’s subsidiary, Credibolsa Sociedad Agente de Bolsa S.A. (“Credibolsa”), is the leading brokerage house on the Lima Stock Exchange. During 2004, Credibolsa had a total trading volume of US$1.7 billion, increasing from US$1.6 billion in 2003. Credibolsa had 14% of the total trading volume in variable return instruments and 64% of the volume in trading of fixed income instruments on the Lima Stock Exchange in 2004, compared to 15% and 53% in 2003, respectively. Credibolsa’s trading volume was generated by domestic customers, both retail and institutional, and by foreign institutional clients as well as by Credicorp’s proprietary trading.

     In an environment of low profitability and high competition over the past few years, Credibolsa has been able to increase its profitability by expanding its sources of revenue. In addition to providing basic brokerage services, Credibolsa serves as a local market advisor for specialized stock market transactions and is one of the principal agents in the equity offerings of recently privatized companies in Perú. See “—(3) Commercial Banking¯(i) Wholesale Banking¯Corporate Finance.”

     (ii) Treasury, Foreign Exchange and Proprietary Trading

     BCP’s treasury and foreign exchange groups are active participants in money market and foreign exchange trading. These groups manage BCP’s foreign exchange positions and reserves and are also involved in analyzing liquidity and other asset/liability matters. The trading desk plays an important role in short-term money markets in Nuevos Soles and in foreign currencies and has been active in the auctions of certificates of deposit by Perú’s Central Bank and in financings through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments. Its foreign exchange transaction volume was US$17.3 billion in 2004, increasing from US$16.6 billion in 2003, while its foreign exchange trading services market share was approximately 24% (23% in 2003).

     BCP’s proprietary trading consists of trading and short-term investments in securities, which include instruments from various countries. These short-term investments are primarily made to facilitate its treasury management and corporate finance efforts. This has become an increasingly important part of BCP’s business, as BCP seeks returns on excess liquidity pending improved lending conditions.

     ASHC trades on its own account primarily by making medium-term investments in fixed income securities, equity securities, sovereign debt and purchased loans. The portfolio includes investment grade and non-investment grade debt securities of public companies and, to a much lesser extent, private U.S. debt and equity issues. Such securities are subject to substantial volatility and there can be no assurance as to their future performance. As of December 31, 2004, ASHC had approximately US$453.2 million, at fair values, invested in these types of securities (US$398.3 million in 2003). ASHC generally utilizes its own funds for these activities rather than borrowings. ASHC also holds an equity investment in Credicorp and an affiliate with a fair value of approximately US$234.8 million at December 31, 2004 (US$153.4 million at December 31, 2003), increasing during 2004 due in part to shares acquired from PPS. ASHC’s investment portfolio, as well as future purchases, sales, overall investment strategy and the general profile of the trading portfolio are reviewed on a monthly basis by an investment committee comprised of members of its senior management. The Board of Directors of ASHC reviews and approves exposure limits for countries with transfer risk on a quarterly basis. The credit risk by counterparty is evaluated on a consolidated basis, including direct and indirect risk, such as interbank placements, loans, commitments, guarantees received, and trading securities purchased in the secondary market.

     (iii) Asset Management

     Credicorp’s asset management business is carried out by BCP in Perú and to a lesser extent in Bolivia, and by ASHC.

     In June 1994, BCP created Credifondo S.A., Sociedad Administradora de Fondos Mutuos de Inversión en Valores (“Credifondo”) to establish, provide advice to and operate mutual funds in Perú. In 2004 it continued to be the largest mutual fund manager in Perú with 51.6% of the market at year-end, as compared to 50.3% in 2003. At December 31, 2004, total Peruvian funds in the mutual funds system amounted to US$1.8 billion, decreasing 12% from US$2.0 billion in 2003, primarily due to the volatility of interest rates.

     As of December 31, 2004, Credifondo managed six separate funds, with a total of 45,727 participants (55.4% of total participants) compared to 36,867 (55.3% of total participants in 2003). Among the securities in which the different funds specialize are: equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds, U.S. Dollar-denominated short-term securities and U.S. Dollar-denominated real estate securities. As of December 31, 2004, the total amount of funds managed by Credifondo was US$912 million, decreasing from US$1.0 billion at December 31, 2003.

     As of December 31, 2004, the Bolivian fund administrator managed a total of US$41.8 million of third-party funds (US$25.1 million in 2003).

     ASHC’s Asset Management group, created in 1989, conducts ASHC’s management of third-party funds which, including the aggregate of third-party assets, had total assets under management of US$758.5 million as of December 31, 2004, compared to US$664.1 million as of December 31, 2003. This increase was principally due to continued low levels of interest rates paid on banking deposits, which led clients to transfer their funds from deposits to investment products, and the introduction of new products, including outsourced mutual funds managed by specialized fund administrators. Investment decisions for funds, except for outsourced funds, are made by senior officers within ASHC, in accordance with guidelines of the Investment Committee.

     (iv) Trust, Custody and Securitization Services

     BCP’s Trust and Custody unit holds US$8.4 billion in securities for over 107,000 domestic and foreign clients. Custody services provided by BCP include the physical keeping of securities and the payment of dividends and interest. In addition, BCP acts as paying agent for securities of which it does not keep custody. BCP is one of the few banks in Perú qualified to serve as a foreign custodian for U.S. mutual funds. Trust services include escrow, administration and representation services, supervision of transactions done for its clients and transfer settlement and payment services for local securities issues, allowing clients to be adequately represented in their activities in the local and international securities markets.

     During 2000, BCP formed La Fiduciaria S.A. (“Fiduciaria”), the first specialized trust services company in Perú, in which Credicorp holds a 45% interest. In its fourth year of existence, Fiduciaria manages trusts for a majority of institutions in the national financial system, putting itself at the forefront of fiduciary services in the country. Operations encompassed sectors including energy, communications, mining, tourism, fishing, education and construction. Fiduciaria ended 2004 with 90 outstanding operations (70 in 2003) which have a cumulative discounted funds flow of more than US$2.8 billion (US$1.8 billion in 2003).

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

     (5) Insurance

     Credicorp conducts its insurance operations exclusively through PPS, which provides a broad range of insurance products. In 2004, the six most significant lines together constituted 81.8% of total premiums written by PPS. These are commercial property damage (including fire, earthquake and related coverage but not personal injury, tort or other liability risk), automobile, health, life and pension fund underwriting and life annuities. PPS is the leading Peruvian insurance company including private health companies, with a market share of 34.7% based on net premiums earned and fees in 2004.

     PPS’s consolidated net income in 2004 was S/.86.8 million (US$26.4 million), an increase of 115.5% from S/.40.3 million (US$12.3 million) in 2003. Operating expenses during 2004 were 21.7% of net premiums earned, lower than 24.3% in 2003.

     PPS’s net underwriting results increased 54.1% to S/.107.5 million (US$32.7 million) in 2004 mainly due to higher premiums and fee revenue. The ratio of net underwriting results to net premiums increased from 6.6% during 2003 to 9.1% in 2004, also mainly due to premium growth. Total premiums increased 13.0% to S/.1,187.2 million (US$361.7 million) during 2004 from S/.1,050.7 million (US$320.2 million) in 2003. Net premiums earned, net of reinsured premiums and of technical reserves (as defined below in “—(ii) Claims and Reserves”), were S/.706.0 million (US$215.1 million) in 2004, increasing 39.4% as compared to the previous year.

     PPS’s business is highly concentrated: its client base consists of over 23,000 companies and over 111,000 individuals, not including those affiliated with group health insurance programs through the companies by which they are employed. PPS’s property lines are distributed through agents and brokers, while life insurance is sold by PPS’s own sales force. Revenues from policies written for the three largest and twenty largest customers represented 9.5% and 22.3% of total premiums, respectively, as of December 31, 2004, and 12.8% and 27.3%, respectively, as of December 31, 2003. The ten largest brokers accounted for approximately 21.6% of total premiums as of December 31, 2004 (25.1% in 2003). This concentration is attributable primarily to the relatively low premium levels of its personal insurance products compared to that of the commercial property line (where PPS traditionally has ceded to reinsurers substantially all premiums written). Accordingly, although PPS cedes to reinsurers a substantial portion of its commercial property-casualty premiums, significant losses by one or more major customers could nevertheless result in significant claims for PPS due to the uncovered portion of claims.

     El Pacífico Vida (“Pacífico Vida”), PPS’s life insurance subsidiary since 1997, is 38%-owned by a subsidiary of American International Group (“AIG”). Pacífico Vida had total premiums of S/.374.5 million (US$114.1 million) in 2004, 4.1% over premiums in 2003, which in turn increased 42.3% over 2002. Growth in 2004 and 2003 was primarily driven by a 136.6% increase in premiums in the life annuity business line in such years. PPS expects to increase its life insurance sales in Perú in the next few years and believes that AIG’s participation in Pacífico Vida will provide the company with an advantage in competing for market share, which stood at 29.7% of the individual life and at 39.0% of the legal life segments in 2004, compared to 31.3% and 30.4% in 2003, respectively. The individual life insurance and the life annuities markets are expected to have the highest growth rates. Credicorp, through BCP’s branch network, during 2004 sold 10,000 term life insurance policies covering accident and natural causes.

     In 1999, PPS formed Pacífico Salud, becoming one of only three private health insurance providers at that time to offer an alternative to public social security. In March 2004, PPS acquired Novasalud EPS for US$6.5 million, and merged it with Pacífico Salud in August 2004. Pacífico Salud had total revenue of US$55.1 million in 2004 and US$23.9 million in 2003, with net income of US$1.2 million in 2004 and US$0.7 million in 2003.

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

     PPS utilizes reinsurance to limit its maximum aggregate losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on evaluation of the financial security of the reinsurer, terms of coverage and price. PPS’s principal reinsurers in 2004 were Lloyd’s, New Hampshire (an AIG company), Swiss Re, Everest Re, Munchener Ruck, Hannover AG and London Re. Premiums ceded to reinsurers represented 26.2%, 25.0% and 21.0% of premiums written in 2002, 2003 and 2004, respectively. PPS acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers who are unable to satisfy their reinsurance requirements. As of December 31, 2004, premiums for reinsurance written by PPS totaled S/.9.7 million (US$3.0 million).

     Although PPS historically has obtained reinsurance for a substantial portion of its earthquake-related risks and maintains catastrophe reserves, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition.

     (ii) Claims and Reserves

     Net claims paid as a percent of net premiums written (i.e., the net loss ratio) increased to 53.4% in 2004 from 48.7% in 2003 and 58.6% in 2002. The net loss ratio from the health and medical assistance insurance line, which represented 30.5% and 18.0% of total premiums in 2004 and 2003, respectively, decreased to 81.8% from 83.5% in 2003. Automobile risks, 4.8% of PPS’s premiums in 2004 (5.6% in 2003), decreased to 60.5% in 2004 from 60.7% in 2003. The property casualty line, 16.0% of total premiums in 2004 (23.5% in 2003), increased to 19.4% from 13.4% in 2003. Marine hull insurance claims, 3.4% of premiums, increased to 72.1% from 71.1% in 2003. The net loss ratio from private pension fund insurance, 6.1% of total premiums in 2004 (7.7% in 2003), decreased from 109.8% in 2003 to 78.0% in 2004.

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

     PPS establishes claims reserves with respect to claims when reported, as well as for incurred but not reported (“IBNR”) claims. Such reserves are reflected as liabilities in PPS’s financial statements, net of any related reinsurance recoverable. Reserves for IBNR claims are estimated using generally accepted actuarial reserving methods.

     Pursuant to SBS regulations, PPS establishes pre-event reserves for catastrophic risks with respect to earthquake coverage, including since 2003 unearned premiums, in the commercial property, business interruption, and engineering lines. According to IFRS principles, income charges for catastrophic reserves are reversed for Credicorp’s financial statements.

     PPS records as liabilities in its financial statements actuarially determined reserves calculated to meet its obligations under its life and accident policies and its pension fund underwriting business. These reserves are determined using mortality tables, morbidity assumptions, interest rates and methods of calculation in accordance with international practice. PPS also establishes premium deficiency reserves to cover the risks, in future periods, of policy lapse or termination prior to the end of the policy period.

There can be no assurance that ultimate claims will not exceed PPS’s reserves.

(iii) Investment Portfolio

     PPS’s net investment income and realized capital gains on invested assets together accounted for 13.2% and 13.9% of PPS’s revenues for the years ending December 31, 2004 and 2003, respectively.

     As of December 31, 2004, the book value of PPS’s trading securities was S/.75.5 million (US$23.0 million) while the investment portfolio, after the sale of the equity stake in Credicorp, as discussed below, was S/.1,463.2 million (US$445.8 million), which included:

  S/.102.5 million (US$31.2 million) invested in equity securities;

  S/.1,290.7 million (US$393.3 million) invested primarily in bonds and net of S/.65.4 million (US$19.9 million) of provisions for lower market value; and

  S/.22.9 million (US$7.0 million) invested in real estate and other assets, net of S/.26.2 million (US$8.0 million) in depreciation charges and provisions for lower market value assessment.

     In April 2004, PPS sold Common Shares to ASHC. The sale amounted to S/.115.9 million (US$33.5 million) and resulted in a net gain of S/.75.5 million (US$21.7 million), which is not subject to income taxes, in PPS’s local records. In Credicorp’s consolidated financial statements, these Common Shares were included in the treasury shares equity account. In Credicorp’s records, all the effects of the transfer of these Common Shares, including the gains, were eliminated in the consolidation process. See “—(12) Selected Statistical Information—(iii) Loan Portfolio—Concentrations of Loan Portfolio and Lending Limits.”

     PPS’s investment portfolio, before the sale of its Common Shares to ASHC in April 2004, and of Backus in 2001, was highly concentrated in equity securities which, combined with limited investments in fixed income securities, made both the value and the income of the investment portfolio vulnerable to extreme volatility. With part of the proceeds from these sales, additional investments have been primarily made in fixed income securities. Because the investments in specific securities are large, there can be no assurance that PPS could readily dispose of significant portions of its securities portfolio at market values. Accordingly, there are risks associated with the potential illiquidity of PPS’s securities holdings in the event that significant claims give rise to the need to liquidate rapidly a portion of such holdings.

     Part of PPS’s strategy is to maintain an adequate foreign exchange position in U.S. Dollars, since a significant portion of its premiums are denominated, and much of its operations are conducted, in U.S. Dollars. In 2004, 66.2% of the gross premiums received by PPS were denominated in U.S. Dollars (71.0% in 2003). As of December 31, 2004, PPS had US$42.0 million in short and medium-term U.S. Dollar-denominated deposits and U.S. Dollar-denominated bonds (primarily issued by Peruvian companies) (US$37.3 million as of December 2003).

     (6) Distribution Network

     (i) Commercial Banking

     As of December 31, 2004, BCP’s branch network consisted of 126 branches in Greater Lima and 81 branches in the provinces of Perú, the largest number of branches, with the most extensive country coverage, of any privately held bank in Perú. Credicorp believes that BCP’s branch network has been largely responsible for BCP’s success in attracting stable, relatively low-cost deposits. BCP has installed the most extensive network of ATMs in Perú, currently consisting of 526 ATMs, increasing from 507 at year-end 2003, in addition to other electronic channels, including the Internet, that provide clients with a wider array of services and reduce congestion in the branches. During 2002, BCP began operations of an agency in Miami and a branch in Panama, and closed its branches in Nassau and New York. During 2003, BCP converted BCOL, its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC. ASHC subsequently consolidated BCOL into its operations during 2004.

     ASHC keeps an office in Panama and a representative office in Lima.

     BCB has 46 branches located throughout Bolivia, together with 125 ATMs, which is the largest ATM network in Bolivia.

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

     Credicorp is attempting to expand PPS’s sales network, which currently has 20 offices throughout Perú, by selling certain insurance products through BCP’s branch network. PPS offers, in collaboration with BCP, a life and health insurance product called Segurimax as well as a personal life insurance product that combines accidental death coverage with renewable term life insurance.

     (7) Operations Support

     Credicorp’s operations are primarily conducted by BCP’s support departments. Commercial Banking operations are supported by BCP’s Credit division, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “—(3) Commercial Banking—(iii) Credit Policy and Review.” BCP’s Planning and Finance division is responsible for planning, accounting and investor relations functions. Planning and Finance is also responsible for analyzing the economic, business and competitive environment in order to provide the necessary feedback for senior management’s decision-making. BCP’s Administration division has responsibility for systems, institutional and public relations, human resources, the legal department, security, maintenance and supplies.

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

     During 2004, the Banking Services division’s goals included increasing income, reducing expenses and increasing the number of customers, particularly in under-banked segments of the population. The Banking Services division is the principal channel for the sale of several products offered by Personal Banking, among which credit and debit cards, insurance policies, cash management, and deposits are the most noteworthy. To reach the goal of expanding into new areas, four out of ten new branches opened during 2004 were on the outskirts of Lima where population is dense and there are many small and micro businesses. The number of transactions nationally grew 5.9% in 2004, after a 19.4% increase in 2003.

     In 2004, BCP continued to introduce important technological developments, expanding its service to customers who engage in a high number of transactions as well as making improvements in quality and lowering costs. BCP has 1.7 million customers who carried out 18.4 million transactions per month in 2004, increasing from 17.2 million per month in 2003, and have access to the largest and most varied distribution network in Perú. Towards the end of 2004, 61% of customer transactions were carried out via self-service, having increased from only 25% in 1996. Of total customer transactions, 17% were performed in ATMs, 14% by the “call center” and self-service terminals, 15% on the Internet and 9% through remote banking at companies.

     This level of self-service activity reflects an increase in BCP’s use of new technologies to improve its services to its customers. These technologies include a network of 526 ATMs available to 1.8 million bank card holders, the phone banking service Comunica-T, which has increased the capacity of its automated “Call Center,” receiving up to 600,000 calls per month, Saldomatic terminals, which are specialized devices placed in the branches for self-service access to account balances and transactions, and Internet banking. To improve the efficiency of these processes, BCP maintained the policy of encouraging the use of electronic distribution channels by applying more attractive rates than those charged at its branch offices.

     During 2004, investment in technology, information systems, equipment and programs reached US$18 million, increasing from US$13 million in 2003. In 2004, major stages of development of the “umbrella” T-3 project of technological transformation were completed, including the implementation of applications specific to operations in Bolivia, and Credicorp continued its strategy of simplifying its systems and reducing costs. Client service standards have been re-defined, setting new standards and indicators to increase the coordination of all units participating in a given project. As a result, several key applications have been improved, particularly the disbursement of loans and discounted trade bills, the opening of new checking accounts, and the issuing of mortgage loans and small and micro-business loans. In addition, new procedures allowing for the use of computer generated documents are reducing costs and increasing efficiency.

     PPS has an independent operations support department. Credicorp’s current strategy is to integrate the operations support departments of its subsidiaries.

     In 2005, the Systems division will concentrate on three areas: cost reduction, improving development processes and increasing service availability through all delivery channels. Cost reductions are being implemented by reference to both internal and external benchmarks, for which international consultants have been engaged. Development processes are being reviewed within the context of a company-wide systems architecture framework. The number of application systems is being reduced and simplified, concentrating on middleware systems, and targeting reduced development time of new products. Investments are being made to enhance continuity of service according to expected targets, which requires additional operating capacity in certain channels.

     (8) Competition

     (i) Banking

     The Peruvian banking sector is currently comprised of 14 commercial banking institutions. As of December 31, 2004, BCP ranked first among all Peruvian banks in terms of assets, deposits and loans,

representing approximately 34.2%, 35.6% and 33.0%, respectively, of the total of all Peruvian banks, compared to market shares of 34.4%, 36.1% and 34.4%, respectively, at December 31, 2003. As of December 31, 2004, the next four largest banks in terms of deposits (Banco Continental, Banco Wiese Sudameris, Interbank and Sudamericano) had deposits representing 24.6%, 15.7%, 9.2% and 2.9%, respectively, and loans representing 20.2%, 14.4%, 10.0%, and 4.4%, respectively, of the total of all Peruvian banks.

     The Peruvian banking industry experienced consolidation following the economic downturn in 1998, with the number of institutions declining from a peak of 25 banks. During 1999, Banco de Lima merged with Wiese, Banco Sur merged with BSCH-Perú, Banco del País merged with Nuevo Mundo and Progreso merged with Norbank, while Banex was liquidated and Solventa was turned into a finance company. During 2000, Orion and Serbanco were liquidated. In 2001, Interbank and Latino agreed to merge, NBK Bank merged with Banco Financiero and Nuevo Mundo was liquidated. In December 2002, BCP acquired BSCH-Perú and merged it into BCP in March 2003. In the first quarter of 2005, BCP acquired the onshore and offshore loan portfolio of Bank Boston’s Peruvian subsidiary, which amounted to approximately US$353 million.

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

     In its core corporate lending and trade finance businesses, ASHC principally competes with larger international institutions. ASHC attributes its ability to compete effectively with larger lending institutions to its aggressive marketing efforts, its ability as a smaller, more flexible institution, to make decisions quickly and respond rapidly to customer needs, its association with BCP, and its superior knowledge of the region, particularly the Peruvian market.

     (ii) Capital Markets

     In the Wholesale Banking division, BCP’s Corporate Banking area has experienced increased competition and pressure on margins over the last few years. This is primarily the result of new entrants into the market, including foreign and privatized commercial banks, as well as local and foreign investment banks and non-bank credit providers, such as pension fund administrators (“AFP”) and mutual fund companies.

     In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. In recent years the AFP’s and mutual funds-managed assets have increased at rates over those experienced by the banking system. The private pension fund assets reached US$7.8 billion as of December 31, 2004, increasing 24% since December 31, 2003, with a return of 5.6%

in real terms in the year. Total mutual funds amounted to US$1.8 billion, with a 2.9% return (in U.S. Dollar terms) in 2004, a 10.0% decrease from US$2.0 billion in 2003.

     (iii) Other Financial Institutions

     Other institutions in the Peruvian financial system tend to specialize in a given market segment. Such institutions include finance companies, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives that mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals, markets which have shown substantial increases in recent years. BCP is facing strong competition from these credit providers, primarily in respect of micro-business loans, where such providers lent US$629.3 million as of December 31, 2004, or 57.3% of the total in the financial system, and in consumer loans, where such providers lent US$633.5 million, or 30.0% of the total in the financial system. BCP also faces strong competition in its credit card operations from credit cards issued by retail stores.

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

     However, competition in the Peruvian insurance industry has increased substantially since the industry was deregulated in 1991, with particularly strong competition in the area of large commercial policies, for which rates and coverage typically are negotiated individually. The loss by PPS to competitors of even a small number of major customers or brokers could have a material impact on PPS’s premium levels and market share.

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

     Perú has experienced continuous economic growth since the second half of 2001. President Toledo has retained, for the most part, the economic policies of the previous government, focusing on achieving sustained economic growth by: increasing exports, reducing unemployment, reforming the tax system (primarily by increasing the tax base and improving tax collection), fostering private investment by promoting concessions, maintaining low inflation and the floating exchange rate, improving oversight, transparency guidelines and requirements in regulated sectors of the economy, improving the efficiency of the public sector, and maintaining open trade policies.

     Nevertheless, the Toledo administration faces public unrest spurred by disappointment that its policies have not immediately led to a significant reduction in the high rates of unemployment, underemployment and poverty. President Toledo has restructured his cabinet on various occasions in an effort to maintain his political alliances and quell public unrest. President Toledo has also taken informal steps to delegate greater responsibility for governance to the cabinet. However, return of investor and consumer confidence has been slow and there are lingering doubts about whether the government of President Toledo will be able to achieve the consensus needed to govern and promote sustained growth.

     Because President Toledo’s political party, Perú Posible, does not have an absolute majority in Congress, the Toledo administration must seek alliances with members of other parties to enact its policies. Accordingly, the government cannot ensure that its policies will be enacted or implemented.

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

     In the late 1980s and early 1990s, the Peruvian economy was volatile, with the country’s GDP contracting by 11.7% in 1989 and by 5.2% in 1990, growing by 2.2% in 1991, and contracting by 0.4% in 1992. The results of stabilization plans resulted in GDP increasing 4.8% in 1993, 12.8% in 1994, 8.6% in 1995, 2.5% in 1996, 6.7% in 1997. The “El Niño” and other adverse economic conditions led to a drop of -0.5% in 1998, but recovered 0.9% in 1999, 2.9% in 2000, 0.2% in 2001, 4.9% in 2002, by 4.0% in 2003 and by 4.8% in 2004. It should be noted that GDP growth figures for some years were revised downwards by the national statistical institute, the INEI, in 2000, which recalculated Perú’s GDP in 1999 at around $52 billion using a 1994 base year, some 10% below the previous estimate based on 1979 figures.

     In 2004, the Peruvian economy benefited from increased international demand for exports, which drove growth in the construction and manufacturing sectors, as well as in private investment, and more recently in consumption. The continued growth in GDP since the second half of 2001 evidences the strength of Perú’s economy in the face of adverse external and internal factors. In 2002 and 2003, unlike other Latin American countries, Perú managed to resist the effects of on-going internal political unrest, the Argentine crisis, the climate of uncertainty that surrounded the presidential elections in Brazil and a greater reluctance among investors to take on risks in Latin America.

     One of the principal factors that contributed to the improvement of economic expectations was the 40% increase in exports in 2004. In particular, there was continued high foreign demand for minerals and raw materials and manufacturers benefited from the Andean Trade Promotion and Drug Eradication Act (“ATPDEA”) tariff preferences. However, production was uneven, with investment still at low levels, and sectors such as oil and gas, mining (particularly mining of precious metals), non-primary manufacturing and fishing registered gains, while agriculture registered only minimal growth.

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

     The government-backed initiative to encourage mortgage loans and the construction of low-cost housing through the MiVivienda program continued to stimulate significant volumes of construction in 2004, aiding expansion of mortgages. As part of the MiVivienda program, US$170 million in loans were granted in 2004, compared to US$134 million in 2003, and US$72 million in 2002.

     Since 1991, the government has privatized most of its assets in the finance, fishing and telecommunications sectors. The government made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity and agriculture sectors. The more than 220 privatizations that have been completed in Peru since 1991 have generated revenues of approximately US$8.2 billion.

     The privatization program, which had been expected to raise US$700 million during 2002, encountered problems in June 2002 with public protests against the sale of two electricity generating companies in the south of Perú. This caused the virtual suspension of the program, which obtained income of only US$355 million in 2002, and almost negligible amounts in 2003. The government successfully relaunched its concessions program in 2004, generating revenue in excess of US$200 million. Some of the noteworthy transactions include the Las Bambas copper mine exploration, the Olmos hydro and irrigation project, the Bayóvar phosphates extraction project, the concession for the Yuncan hydroelectric plant and several highway concessions. The outlook for the sale of other assets remains uncertain, but the government expects to continue the concession program in 2005.

     Perú’s trade deficit decreased from US$600 million in 1999 to US$300 million in 2000 and US$90 million in 2001. Perú registered a US$210 million surplus in 2002, which grew to US$731 million in 2003, and further to US$2.7 billion in 2004, principally due to continued exports growth. Exports climbed to US$12.5 billion in 2004, 40% higher than the US$9.0 billion registered in 2003, driven by the greater volume of traditional exports, in particular minerals. Imports rose to US$9.8 billion, with increases mainly in raw materials and capital goods.

     Perú registered a current account deficit of US$1.8 billion in 1999, which decreased to US$1.6 billion in 2000, and further to US$1.2 billion in 2001, to US$1.1 billion in 2002 and in 2003, and to US$71 million in 2004. Perú’s financial account had a surplus of US$1.1 billion in 1999 and 2000, declined to US$1.0 billion in 2001, grew to US$1.8 billion in 2002 as a result of increased public sector capital inflows, was US$0.9 billion in 2003, and grew to US$2.3 billion in 2004. The flow of direct foreign investment into Perú was US$433 million in 2000, US$803 million in 2001, US$2.2 billion in 2002, US$1.3 billion in 2003, and US$1.8 billion in 2004.

     The inflation rate in Perú, as measured by the Lima consumer price index, has fallen from 7,650.0% in 1990 to 139.2% in 1991, 56.7% in 1992, 39.5% in 1993, 15.4% in 1994, 10.2% in 1995, 11.8% in 1996, 6.5% in 1997, 6.0% in 1998, and 3.7% in both 1999 and 2000, turning into deflation of 0.1% in 2001, and back to inflation of 1.5% in 2002, 2.5% in 2003, and 3.5% in 2004.

     The average bank market exchange rate for Nuevos Soles in Perú was S/.3.282 per US$1.00 at December 31, 2004, a 5.2% decrease from S/.3.463 per US$1.00 as of December 31, 2003, which followed a 1.5% decrease in 2003 from S/.3.514 per US$1.00 as of December 31, 2002. The strengthening of the Nuevo Sol relative to the U.S. Dollar was consistent with the pattern for other Latin American currencies, which resulted from higher exports and the weakening of the U.S. Dollar.

     Although BCP and PPS both earn much of their revenue in U.S. Dollars, if the rate of inflation exceeds the rate of devaluation of the Nuevo Sol relative to the U.S. Dollar, as in the more recent strengthening of the Nuevo Sol, profitability will be negatively impacted because revenues, expressed in Nuevos Soles, generally will not increase in line with Nuevo Sol-denominated expenses.

     Interest rates have behaved erratically since 1995 but fell gradually over this period until September 1998, at which point the trend reversed due to liquidity constraints brought on by the international financial crisis. The nominal annual interest rate on loans in Nuevos Soles was 37.1% in December 1998, decreasing to 32.0% in December 1999, to 26.5% in December 2000, to 23.0% in December 2001, to 20.7% in December 2002, before increasing to 22.3% in December 2003, and further to 25.4% in December 2004.

     Perú’s recent economic reforms have also caused a decrease in the fiscal deficit. Perú had a deficit of 3.1% in 1999 and 3.2% in 2000. The deficit declined to 2.5% in 2001, principally due to lower public investment, declined again to 2.3% in 2002, in line with the goal agreed upon with the International Monetary Fund (the “IMF”), continued to decline to 1.9% in 2003, and further to 1.1% in 2004. In addition, efforts to increase tax revenues have been successful, due in part to administrative measures and increased taxes, one of which is the new tax on financial transactions introduced in 2004. Tax collections increased from 6.7% of GDP in 1989 to 12.3% of GDP in 2001, 12.1% in 2002, 13.0% in 2003 and 13.3% in 2004. In order to meet fiscal needs, in 2004 Perú accessed the international capitals markets by closing bond offerings for a total of US$1.3 billion, compared to US$1.25 billion in 2003.

     In July 1996 Perú reached an agreement with the Paris Club countries, resulting in the rescheduling of 1996-1998 maturities. High loan principal amortizations due in 2005 and 2006 will be subject to an additional operation to reduce cash requirements in these years involving the pre-payment of US$2 billion of outstanding debt to be replaced by new debt.

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

     There can be no assurance that economic growth will be sustained in the future or that inflation in Perú will not increase (whether as a result of an “overheating” of the Peruvian economy, an increase in the foreign trade deficit, or otherwise). Such events may have an adverse effect on the business, financial condition, results of operations and prospects of Credicorp and adversely affect the market price of Credicorp’s Common Shares. In addition, deposits in the Peruvian financial system are currently much higher than in the late 1980’s when hyperinflation caused a lack of confidence in the financial system. A return to high levels of inflation could cause a lack of confidence in the financial system, resulting in widespread withdrawal of deposits.

     (10) The Peruvian Financial System

     As Credicorp’s activities are conducted primarily through banking and insurance subsidiaries operating in Perú, a summary of the Peruvian financial system is set forth below.

     (i) General

     At December 31, 2004, the Peruvian financial system consisted of the following principal participants: the Central Bank, the SBS, 14 banking institutions (not including Banco de la Nación), three finance companies, and six leasing companies. In addition, Perú has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations, and savings and credit cooperatives.

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

     Finance Companies

     Under Law 26702, finance companies are authorized to carry out the same operations as banks, with the exception of (i) issuing loans as overdrafts in checking accounts, (ii) engaging in certain derivative operations, (iii) originating securitization operations, and (iv) establishing subsidiaries in certain specialized fields, such as bonded warehouses, currency transportation and custody, among others.

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

     The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 12 in 1996, increased to 16 in 2002, as new insurance companies specializing in life insurance were created, but declined to 14 in 2003 and further to 12 in 2004.

     (11) Supervision and Regulation

     (i) Credicorp

     Currently, there are no applicable regulatory controls under the laws of Bermuda that are likely to have a material impact upon Credicorp’s operations as currently structured. Under Bermuda law, there is no regulation applicable to Credicorp, as a holding company, that would require Credicorp to separate the operations of its subsidiaries incorporated and existing outside Bermuda. Since Credicorp’s activities will be conducted primarily through subsidiaries in Perú, the Cayman Islands and Bolivia, a summary of Peruvian banking and insurance regulations and Cayman Islands banking regulations is set forth below.

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

     Authority of the SBS

     Perú’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms), insurance and reinsurance companies, companies that receive deposits from the general public and other similar entities as defined by the law. The SBS is also responsible for supervising the Central Bank to ensure that it abides by its statutory charter and bye-laws. Law 27328, enacted in July 2000, transferred to the SBS the supervision and regulation of the private pension fund companies (AFPs) which had been supervised and regulated by a specialized superintendency since the inception of the system in 1992.

     The SBS is granted administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority, and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the Central Bank, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolution, and reorganization of banks, financial institutions, and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as Credicorp); (iv) reviewing the by-laws and amendments thereto of these companies; (v) setting forth criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the Central de Riesgos (Bank Risk Assessment Center), to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Perú’s banks). In addition to supervising BCP, the SBS supervises Credicorp on the basis that it is a financial conglomerate conducting the majority of its operations in Perú.

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

     Credicorp, following these SBS guidelines as well as guidelines issued by the Basel Committee on Banking Supervision and the advice of international consultants, has set up at BCP a specialized unit in charge of introducing advanced operational risk control procedures and created a new Operational Risk Committee. Credicorp intends to be guided by the risk control standards of international financial institutions noted for their leadership in this field, with the overall objective of implementing an efficient and permanent monitoring system for the control of operational risks, while actual management of risk control procedures is conducted by the areas that carry out critical activities. There are ongoing initiatives for the establishment of operational risk management procedures at other Credicorp subsidiaries.

     During 2004, the identification, analysis and documentation of the most significant processes at BCP and other subsidiaries was completed. The application of new operational risk control models has been successful in mitigating high risk situations by focusing on the effectiveness of controls and prevention. Additionally, procedures that will allow Credicorp to comply specifically with internal controls over financial reporting requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 have been substantially completed at BCP. See “Item 15. Controls and Procedures.”

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

     Law 26702 requires that the total amount of risk-weighted assets not exceed 11 times the regulatory capital of the bank, meaning that BCP must maintain regulatory capital at a level of at least 9.09% of its total risk-weighted assets. The limit of 11 times risk-weighted assets to regulatory capital was phased in, becoming effective in December 1999. Any bank that is not in compliance with the capital adequacy requirements of Law 26702 is required to post a special deposit with the Central Bank, which is frozen until such bank is within the capital adequacy requirements. Regulatory capital in excess of credit risk requirements may be applied to cover market risks. In general, foreign exchange risk positions require a coverage of 9.09% of regulatory capital. As of December 31, 2004, BCP’s unconsolidated amount of risk-weighted assets was 7.7 times regulatory capital, or regulatory capital was 13.0% of risk-weighted assets which included US$220.7 million of market risk assets.

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

     Legal Reserve Requirements

     Pursuant to Article 67 of Law 26702, all banks must create a legal reserve. Each year a bank must allocate 10% of its net income to its legal reserve until its legal reserve is equal to 35% of its paid-in capital stock. Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above. As of December 31, 2004, BCP’s unconsolidated legal reserve was S/.546.50 million (US$166.5 million), equivalent to 42.5% of BCP’s paid-in capital as of such date.

     Provisions for Loan Losses

     Guidelines for the establishment of provisions for loan losses by Peruvian credit institutions, including commercial banks, are set by the SBS. Law 26702 grants authority to the SBS to establish loan reserves and does not allow for the inclusion of collateral in determining the net amount of outstanding credit risk subject to provision. Starting in July 2006, SBS’s Resolution No. 41-2005, enacted in January 2005, will require additional provisions for credits subject to foreign exchange risk, which are recorded for local purposes. See “—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” Credicorp estimates and records its allowance for loan losses according to the criteria set out in IAS 39, adjusting the local provisions as necessary. See Note 3(f) to the Credicorp Consolidated Financial Statements.

     Provisions for Country Risk

     SBS Resolution No. 505, enacted in June 2002, requires the establishment of provisions for exposure to country risk, which is defined as including sovereign risk, transfer risk and expropriation or nationalization risk, that may affect operations with companies or individuals in foreign countries. The SBS has also established guidelines for the procedures and responsibilities for the management of country risk. Credicorp estimates and records its allowance for country risk according to the criteria set out in IAS 39. See Note 3(f) to the Credicorp Consolidated Financial Statements. As of December 2004, Credicorp was in full compliance with all required provisions.

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

     Since August 2000 the rate of the legal reserve has been 6% (formerly 7%) of the obligations described above. The reserve may be kept in cash by the corresponding bank or finance company, with a minimum of 1% held in deposits in current accounts in the Central Bank. Additional reserves for obligations in foreign currency are determined in two steps. First, foreign currency obligations exceeding the base amount, set as the average daily balance during September 2004 (previously February 2004), are subject to a 30% reserve requirement (45% during 1997). In the second step, the obligations equal to or less than the base amount average balance are subject to a reserve requirement “average rate” of approximately 33% since August 2000. This average rate was approximately 43% during 1997, decreasing 4.5 percentage points in the last months of 1998, and again by 3 percentage points in August 2000. The legal reserve (6%) and the additional reserve must be calculated in Nuevos Soles for obligations in local currency and in U.S. Dollars for obligations in foreign currency. The Central Bank oversees compliance with the reserve requirements.

     The Central Bank also establishes the interest rate payable on the reserves that exceed the legal 6% requirement, which are mainly on foreign currency deposits. The Central Bank periodically reduced the applicable interest rate during 2004, from U.S. Dollars 3-month Libor less 0.125%, to Libor less 0.25%, and to Libor less 0.75% . The applicable interest rate will be fixed at 2.25% starting in June 2005. The applicable interest rate is expected to be periodically revised by the Central Bank in accordance with monetary policy objectives.

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

     The limits for credit extended to one borrower vary according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. As of December 31, 2004, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/.185.8 million (US$56.6 million) for unsecured loans, and the 30.0% limit amounted to S/.557.5 million (US$169.9 million) for secured loans. If a financial institution exceeds these limits, the SBS may impose a fine on the institution.

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

     Risk Rating

     Law 26702 and SBS Resolution No. 672, enacted in October 1997, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis (updated in March and September), in addition to the SBS’s own assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A”, lowest risk, to “E”, highest risk, allowing for subcategories within each letter. As of September 2004, BCP was assigned the “A” risk category by its two rating agencies.

     Deposit Fund

     Law 26702 provides for mandatory deposit insurance to protect all types of deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund, or the “Fund”) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premiums begin at 0.45% of total funds on deposit under the coverage of the Fund, if the bank is classified in the lowest risk category, and increase to 1.45% applicable to banks in the highest risk category. The maximum amount that a customer is entitled to recover from the Fund is S/.72,290 from March through May 2005.

     Intervention by the SBS

     Pursuant to Law 26702, as amended by Law 27102, the SBS has the power to seize the operations and assets of a bank. These laws provide for three levels of intervention by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken upon the occurrence of certain events, including if such bank: (i) interrupts payments on its liabilities; (ii) repeatedly fails to comply with the instructions of the SBS or the Central Bank; (iii) repeatedly violates the law or the provisions of the bank’s by-laws; (iv) repeatedly manages its operations in an unauthorized or unsound manner; or (v) its regulatory capital falls or is reduced by more than 50%. Rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on a commercial bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which the bank must adhere to a financial restructuring plan.

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

     There are no specified ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices. As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33 -to-1 (12%). There is a statutory minimum net worth requirement of US$480,000, but, in the normal course of events, the Authority will require a bank or trust company to maintain a higher paid-in capital appropriate to its business. It is the practice of the Authority to require compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Monitoring of compliance with the Cayman Banking Law is the responsibility of the Authority.

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

     (iv) BCB

     The Bolivian banking system operates under the Ley de Bancos y Entidades Financieras (the Law of Banks and Financial Entities) No. 1488, enacted on April 14, 1993, and modified by Law 2297, of December 20, 2001, which grants supervisory powers to the Superintendency of Banks and Financial Entities. Additionally, Banco Central de Bolivia (the Central Bank of Bolivia) regulates financial intermediation and deposit gathering activities, determines monetary and foreign exchange policies, and establishes reserve requirements on deposits and capital adequacy guidelines that banks and financial companies must follow. The Superintendencia de Pensiones, Valores y Seguros (the Pensions, Securities and Insurance Superintendency) supervises brokerage activities and mutual funds management, as conducted through BCB’s subsidiaries Credibolsa S.A. and Credifondo S.A., respectively, which operate under the Ley del Mercado de Valores (the Securities Markets Law) No. 1834, enacted on March 31, 1998.

     (v) PPS

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

     Legal Reserve Requirements

     Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policyholders, by setting aside 10% of adjusted income before taxes, until the reserve reaches at least 35% of paid-in capital. For PPS, the minimum capital required as of June 30, 2005 is S/.12.6 million (US$3.8 million).

     Reserve Requirements

     Pursuant to Law 26702 and regulations issued by the SBS, Peruvian insurance companies must establish Technical Reserves. See “—(5) Insurance—(ii) Claims and Reserves.” Law 26702 also requires insurance companies to create a reserve for IBNR claims, which are reflected as a liability, net of recoveries and reinsurance, in the Credicorp Consolidated Financial Statements, and estimated by using generally accepted actuarial reserving methods. See Note 3(f) to the Credicorp Consolidated Financial Statements. Finally, PPS is required by the SBS to establish pre-event reserves for risk of catastrophes. See “—(5) Insurance—(ii) Claims and Reserves.”

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

     (12) Selected Statistical Information

     The following tables present certain selected statistical information and ratios for Credicorp for the periods indicated. The selected statistical information should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Credicorp Consolidated Financial Statements and the notes thereto. The statistical information and discussion and analysis presented below for 2000, 2001, 2002, 2003 and 2004 reflect the consolidated financial position of Credicorp and its subsidiaries, including BCP, ASHC, PPS and Banco Tequendama, as of December 31, 2000, 2001, 2002, 2003 and 2004 and the results of operations for 2000, 2001, 2002, 2003 and 2004.

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

     The following tables show quarterly average balances for all of Credicorp’s assets and liabilities, interest earned and paid amounts, and nominal rates and real rates for Credicorp’s interest-earning assets and interest-bearing liabilities, all for the years ended December 31, 2002, 2003 and 2004. Loan fees, which are not material, are included in the tables as interest earned.

Average Balance Sheets

Assets, Interest Earned and Average Interest Rates

	Year ended December 31,

	2002				2003				2004

ASSETS: (1)	Average	Interest	Real Avg.	Nominal Avg.	Average	Interest	Real Avg.	Nominal Avg.	Average	Interest	Real Avg.	Nominal Avg.
	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate

Interest-earning assets:	(U.S. Dollars in thousands, except percentages)
Deposits in Central Bank
Nuevos Soles	US$ —	US$ —	-1.48%	0.00%	US$ —	US$ —	-2.44%	0.00%	US$ —	US$ —	-3.38%	0.00%
Foreign Currency	1,161,511	20,752	2.32	1.79	1,193,120	13,748	-2.75	1.15	1,037,518	15,357	-7.08	1.48
Total	1,161,511	20,752	2.32	1.79	1,193,120	13,748	-2.75	1.15	1,037,518	15,357	-7.08	1.48
Deposits in other banks
Nuevos Soles	23,589	2,805	10.24	11.89	17,475	1,989	8.67	11.38	17,895	791	0.89	4.42
Foreign Currency	467,546	12,959	3.31	2.77	389,137	3,089	-3.09	0.79	416,413	3,998	-7.55	0.96
Total	491,135	15,764	3.64	3.21	406,612	5,078	-2.59	1.25	434,308	4,789	-7.20	1.10
Investment securities
Nuevos Soles	195,829	9,775	3.44	4.99	273,416	13,388	2.34	4.90	560,910	21,547	0.33	3.84
Foreign Currency	711,860	62,949	9.41	8.84	1,062,548	47,067	0.40	4.43	1,186,002	72,356	-2.85	6.10
Total	907,689	72,724	8.13	8.01	1,335,964	60,455	0.80	4.53	1,746,912	93,903	-1.83	5.38
Total loans (2)
Nuevos Soles	560,090	114,509	18.66	20.44	692,580	127,774	15.56	18.45	691,749	131,892	15.04	19.07
Foreign Currency	3,595,232	305,832	9.08	8.51	3,755,212	330,052	4.60	8.79	3,823,383	294,645	-1.37	7.71
Total	4,155,322	420,341	10.37	10.12	4,447,792	457,826	6.30	10.29	4,515,132	426,537	1.14	9.45
Total dividend-earning assets(3)
Nuevos Soles	104,523	439	-1.06	0.42	42,164	330	-1.68	0.78	99,098	833	-2.57	0.84
Foreign Currency	155,536	1,854	1.72	1.19	75,766	10,848	9.91	14.32	62,237	1,423	-6.34	2.29
Total	260,059	2,293	0.60	0.88	117,930	11,178	5.77	9.48	161,335	2,256	-4.02	1.40
Total interest-earning assets
Nuevos Soles	884,031	127,528	12.73	14.43	1,025,636	143,486	11.21	13.99	1,369,651	155,063	7.56	11.32
Foreign Currency	6,091,685	404,346	7.20	6.64	6,475,784	404,799	2.16	6.25	6,525,552	387,779	-2.99	5.94
Total	6,975,716	531,874	7.90	7.62	7,501,420	548,285	3.39	7.31	7,895,203	542,842	-1.16	6.88
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles	112,584				95,264				98,764
Foreign Currency	156,748				157,670				161,976
Total	269,332				252,934				260,740
Reserves for loan losses
Nuevos Soles	(27,897)				(53,333)				(40,008)
Foreign Currency	(318,030)				(326,019)				(242,115)
Total	(345,927)				(379,352)				(282,123)
Premises and equipment
Nuevos Soles	160,807				192,912				195,230
Foreign Currency	97,861				77,983				57,960
Total	258,668				270,895				253,190
Other non-interest-earning assets
Nuevos Soles	134,430				167,981				175,316
Foreign Currency	435,540				452,646				261,810
Total	569,970				620,627				437,126
Total non-interest-earning assets
Nuevos Soles	379,924				402,824				429,302
Foreign Currency	372,119				362,279				239,631
Total	752,043				765,103				668,933
Total average assets
Nuevos Soles	1,263,955	127,528	8.46	10.09	1,428,460	143,486	7.36	10.04	1,798,953	155,063	4.95	8.62
Foreign Currency	6,463,804	404,346	6.81	6.26	6,838,063	404,799	1.84	5.92	6,765,184	387,779	-3.18	5.73
Total	7,727,759	531,874	7.08	6.88	8,266,523	548,285	2.79	6.63	8,564,137	542,842	-1.48	6.34
__________
(1)	Does not include out-of-period adjustments.
(2)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued but unpaid interest for years prior to the year in which a loan became past due is included.
(3)	As per IFRS, dividends are considered interest income.

Average Balance Sheets

Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,

	2002				2003				2004

LIABILITIES: (1)	Average	Interest	Real Avg.	Nominal Avg.	Average	Interest	Real Avg.	Nominal Avg.	Average	Interest	Real Avg.	Nominal Avg.
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate

Interest-bearing liabilities:	(U.S. Dollars in thousands, except percentages)
Demand deposits
Nuevos Soles	US$222,701	US$ 2,003	-0.59%	0.90%	US$ 319,417	2,704	-1.61%	0.85%	US$349,584	2,911	-2.58%	0.83%
Foreign Currency	596,031	2,735	0.99	0.46	919,963	1,825	-3.66	0.20	758,990	1,873	-8.21	0.25
Total	818,732	4,738	0.56	0.58	1,239,380	4,529	-3.14	0.37	1,108,574	4,784	-6.43	0.43
Savings deposits
Nuevos Soles (2)	262,468	3,461	-0.18	1.32	301,734	2,753	-1.55	0.91	277,051	2,476	-2.52	0.89
Foreign Currency	1,083,712	5,897	1.07	0.54	1,223,843	3,575	-3.57	0.29	1,024,073	3,740	-8.10	0.37
Total	1,346,180	9,358	0.83	0.70	1,525,577	6,328	-3.17	0.41	1,301,124	6,216	-6.91	0.48
Time deposits
Nuevos Soles	426,783	13,287	1.59	3.11	474,175	10,845	-0.21	3.29	487,556	17,094	0.01	3.51
Foreign Currency	2,261,487	80,835	4.12	3.57	2,352,399	78,253	-0.66	3.33	2,471,813	67,871	-5.92	2.75
Total	2,688,270	94,122	3.72	3.50	2,826,574	89,098	-0.58	3.15	2,959,369	84,965	-4.94	2.87
Due to banks and correspondents
and issued bonds (3)
Nuevos Soles	103,602	5,531	3.78	5.34	124,852	12,085	7.00	9.68	134,280	11,257	4.72	8.38
Foreign Currency	795,039	64,320	8.66	8.09	532,183	51,540	5.23	9.45	539,268	53,076	0.58	9.84
Total	898,641	69,851	8.10	7.77	657,035	63,625	5.57	9.49	673,548	64,333	1.41	9.55
Total interest-bearing liabilities
Nuevos Soles	1,015,554	24,282	0.88	2.39	1,220,177	28,387	-0.17	2.33	1,248,471	33,738	-0.77	2.70
Foreign Currency	4,736,269	153,787	3.79	3.25	5,028,388	135,193	-1.29	2.66	4,794,144	126,560	-6.01	2.64
Total	5,751,823	178,069	3.27	3.10	6,248,565	163,580	-1.07	2.60	6,042,615	160,298	-4.93	2.65
Non-interest-bearing liabilities
and shareholders’ equity:
Other liabilities
Nuevos Soles	85,261				45,045				45,773
Foreign Currency	1,086,284				1,120,185				1,508,460
Total	1,171,545				1,165,230				1,554,233
Shareholders’ equity
Nuevos Soles	517,518				538,479				579,279
Foreign Currency	286,873				314,249				388,009
Total	804,391				852,728				967,288
Total non-interest-bearing
liabilities and shareholders’
equity
Nuevos Soles	602,779				583,524				625,052
Foreign Currency	1,373,157				1,434,433				1,896,469
Total	1,975,936				2,017,957				2,521,521
Total average liabilities and
shareholders’ equity
Nuevos Soles	1,618,333	24,282	0.00	1.50	1,803,702	28,387	-0.90	1.57	1,873,523	33,738	-1.64	1.80
Foreign Currency	6,109,426	153,787	3.06	2.52	6,462,822	135,193	-1.86	2.07	6,690,613	126,560	-6.70	1.89
Total	7,727,759	178,069	2.42	2.30	8,266,524	163,580	-1.65	1.96	8,564,137	160,298	-5.59	1.87
___________
(1)	Does not include out-of-period adjustments.
(2)	Includes the amount paid to Central Bank for deposit insurance fund.
(3)	Issued bonds were included in prior reports under the Time deposits caption.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2003/2002			2004/2003
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change

	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	—	6	6	--	--	--
Foreign Currency	565	(7,575)	(7,010)	(1,798)	3,407	1,609
Total	565	(7,569)	(7,004)	(1,798)	3,407	1,609
Deposits in other banks
Nuevos Soles	(727)	(89)	(816)	48	(1,246)	(1,198)
Foreign Currency	(2,173)	(7,697)	(9,870)	217	692	909
Total	(2,900)	(7,786)	(10,686)	264	(553)	(289)
Investment securities
Nuevos Soles	3,873	(261)	3,612	14,077	(5,918)	8,159
Foreign Currency	31,011	(46,892)	(15,881)	5,469	19,820	25,289
Total	34,884	(47,153)	(12,269)	19,546	13,902	33,448
Total loans(1)
Nuevos Soles	27,087	(13,823)	13,264	(153)	4,271	4,118
Foreign Currency	13,609	10,612	24,221	5,992	(41,399)	(35,407)
Total	40,696	(3,211)	37,485	5,838	(37,127)	(31,289)
Total dividend-earning assets
Nuevos Soles	(262)	153	(109)	446	57	503
Foreign Currency	(951)	9,945	8,994	(1,937)	(7,488)	(9,425)
Total	(1,213)	10,098	8,885	(1,492)	(7,430)	(8,922)
Total interest-earning assets
Nuevos Soles	20,428	(4,470)	15,958	48,128	(36,552)	11,576
Foreign Currency	25,495	(25,042)	453	3,111	(20,130)	(17,019)
Total	45,923	(29,512)	16,411	51,239	(56,682)	(5,443)
Interest Expense:
Demand deposits
Nuevos Soles	870	(169)	701	255	(49)	207
Foreign Currency	1,486	(2,397)	(911)	(319)	368	49
Total	2,356	(2,566)	(210)	(64)	319	255
Savings deposits
Nuevos Soles	518	(1,226)	(708)	(225)	(52)	(277)
Foreign Currency	763	(3,085)	(2,322)	(584)	748	164
Total	1,281	(4,311)	(3,030)	(809)	696	(113)
Time deposits
Nuevos Soles	1,475	(3,918)	(2,443)	306	5,944	6,250
Foreign Currency	3,250	(5,832)	(2,582)	3,972	(14,354)	(10,382)
Total	4,725	(9,750)	(5,025)	4,278	(8,411)	(4,132)
Due to banks and correspondents
and issued bonds (2)
Nuevos Soles	1,135	5,419	6,554	913	(1,741)	(828)
Foreign Currency	(21,265)	7,220	(14,045)	669	2,133	2,802
Total	(20,130)	12,639	(7,491)	1,582	392	1,974
Total interest-bearing liabilities
Nuevos Soles	4,893	(788)	4,105	658	4,693	5,351
Foreign Currency	9,485	(29,345)	(19,860)	(6,239)	(1,128)	(7,367)
Total	14,378	(30,133)	(15,755)	(5,581)	3,565	(2,016)

_________________________
(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued but unpaid interest for years prior to the year in which a loan became past due is included.
(2)	Issued bonds were included in prior reports under the Time deposits caption.

     Interest-Earning Assets, Net Interest Margin and Yield Spread

     The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	884,031	1,025,636	1,369,651
Foreign Currency	6,091,685	6,475,784	6,525,552
Total	6,975,716	7,501,420	7,895,203
Net interest income
Nuevos Soles	103,246	115,100	121,325
Foreign Currency	250,558	269,605	261,219
Total	353,804	384,705	382,544
Gross yield (1)
Nuevos Soles	14.43%	13.99%	11.32%
Foreign Currency	6.64%	6.25%	5.94%
Weighted-average rate	7.62%	7.31%	6.88%
Net interest margin (2)
Nuevos Soles	11.68%	11.22%	8.86%
Foreign Currency	4.11%	4.18%	4.00%
Weighted-average rate	5.07%	5.13%	4.85%
Yield spread (3)
Nuevos Soles	12.04%	11.66%	8.62%
Foreign Currency	3.39%	3.59%	3.30%
Weighted-average rate	4.52%	4.71%	4.22%
_________________________________
(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

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

	At December 31,

	2002		2003		2004

	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian Central Bank	US$	0	US$	0	US$	0
Commercial banks		43,549		18,135		31,379

Total Nuevo Sol-denominated	US$	43,549	US$	18,135	US$	31,379
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$	1,199,203	US$	959,213	US$	1,102,491
U.S. Dollars, other		591,149		407,128		455,178

Other		34,085		1,619		4,852

Total Foreign Currency-denominated	US$	1,824,437	US$	1,367,960	US$	1,562,521

Total	US$	1,867,986	US$	1,386,095	US$	1,593,900

      (ii) Investment Portfolio

     The following table shows the fair value of Credicorp’s trading and available-for-sale investment securities by type at the dates indicated. See Notes 5 and 6 to the Credicorp Consolidated Financial Statements.

	At December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$ 0	US$ 28,196	US$ 56,594
Equity securities	33,309	65,617	112,785
Bonds	116,158	2,212	67,878
Peruvian Central Bank certif. notes	184,033	375,713	682,418
Other investments	48,885	15,570	5,994

Total Nuevo Sol-denominated	US$ 382,385	US$487,308	US$925,669

Foreign Currency-denominated:
Equity securities.	US$ 80,943	US$59,535	US$ 68,573
Bonds.	461,684	952,039	610,402
Investment in Peruvian debt	44,172	34,822	357,145
Other investment	271,204	206,548	257,458

Total Foreign Currency-denominated.	US$ 858,003	US$1,252,944	US$1,293,578

Total securities holdings.	US$1,240,388	US$1,740,252	US$2,219,247

_________________________________
(1)	The allowance for decline in value of marketable securities is debited from the value of each individual security.

     The weighted-average yield on Credicorp’s Nuevo Sol-denominated interest and dividend-earning investment portfolio was 3.4% in 2002, 4.9% in 2003, and 3.4% in 2004. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 7.5% in 2002, 5.1% in 2003, and 5.9% in 2004. The total weighted-average yield of Credicorp’s portfolio was 6.4% in 2002, 4.9% in 2003, and 5.0% in 2004.

     The following table shows the maturities of Credicorp’s investment securities by type at December 31, 2004:

					Maturing
			After 1 year		After 5 years
	Within		but within		but within		After 10
	1 year		5 years		10 years		Years		Total

			(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian government bonds	US$	33,731	US$	0	US$	22,863	US$	0	US$	56,594
Equity securities (1)		112,785		0		0		0		112,785
Bonds and debentures		0		52,095		9,398		6,385		67,878
Peruvian Central Bank certif. notes		0		38,921		0		643,497		682,418
Other investments		106		387		0		5,501		5,994

Total Nuevo Sol-denominated	US$	146,622	US$	91,403	US$	32,261	US$	655,383	US$	925,669

Foreign Currency-denominated:
Equity securities (1)	US$	68,573	US$	0	US$	0	US$	0	US$	68,573
Bonds		204,317		291,325		94,955		19,895		610,402
Investment in Peruvian debt		32,335		72,435		12,532		239,843		357,145
Other investments		146,512		105,649		5,297		0		257,458

Total Foreign Currency-denominated	US$	451,737	US$	469,319	US$	112,784	US$	259,738	US$	1,293,578

Total securities holdings:	US$	598,359	US$	560,722	US$	145,045	US$	915,121	US$	2,219,247

Weighted average yield										5.04%
_________________________________

(1) Equity securities in Credicorp’s trading account are categorized as maturing within one year.

     If the price of any security in Credicorp’s portfolio falls below its acquisition price, guidelines require Credicorp to record an unrealized loss for each individual security in the amount of the difference between the acquisition cost and the current market value. The unrealized losses are charged to Credicorp’s income or retained earnings in the case of marketable or available-for-sale securities, respectively. Unrealized losses of available-for-sale securities are charged against income if they are considered as a permanent impairment (see Note 3(h) to the Credicorp Consolidated Financial Statements).

     (iii) Loan Portfolio

     Loans by Type of Loan

     The following table shows Credicorp’s loans by type of loan, at the dates indicated:

	At December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands)
Loans	US$3,219,491	US$2,917,267	US$3,268,103	US$3,284141	US$3,507,831
Discounted notes (1)	160,204	151,592	175,949	170,379	175,888
Advances and overdrafts	164,472	45,501	169,132	45,827	48,506
Leasing transactions (1)	281,625	274,042	405,200	372,379	365,728
Factoring	62,510	56,616	62,302	56,446	58,116
Refinanced loans	189,682	268,626	330,842	296,116	243,892
Past due loans (1)	376,101	350,835	406,135	256,208	159,057

Total loans:	US$4,454,085	US$4,064,479	US$4,817,663	US$4,481,496	US$4,559,018
Total past due loans amounts	376,101	350,835	406,135	256,208	159,057

Total performing loans	US$4,077,984	US$3,713,644	US$4,411,528	US$4,225,288	US$4,399,961

_________________________________

(1) Figures are net of unearned interest.

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

     Loans by Economic Activity

     The following table shows Credicorp’s total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,

	2000		2001		2002

	(U.S. Dollars in thousands, except percentages)
Economic Activity	Amount	% Total	Amount	% Total	Amount	% Total

Manufacturing	US$1,330,529	29.87%	US$1,230,417	30.27%	US$1,592,191	33.05%
Commerce	663,863	14.90	572,825	14.09	617,491	12.82
Agriculture	192,410	4.32	159,420	3.92	158,500	3.29
Fishing	88,072	1.98	76,864	1.90	104,604	2.17
Mining	339,374	7.62	321,409	7.91	227,879	4.73
Construction	121,564	2.73	124,056	3.05	86,632	1.80
Financial Services	112,228	2.52	81,746	2.01	210,404	4.37
Communication, Storage	221,277	4.97	194,613	4.79	209,174	4.34
and Transportation
Realty Businesses and	206,272	4.63	211,286	5.20	281,753	5.85
Leasing Services
Electricity, Gas and Water	191,831	4.31	159,389	3.92	302,976	6.29
Education, Health and	56,295	1.26	56,051	1.38	93,851	1.95
Other Services
Consumer Loans (1)	284,728	6.39	262,240	6.45	522,998	10.86
Others	645,642	14.50	614,163	15.11	409,210	8.48

Total	US$4,454,085	100.00%	US$4,064,479	100.00%	US$4,817,663	100.00%

	At December 31,

	2003		2004

	(U.S. Dollars in thousands, except percentages)
Economy Activity	Amount	% Total	Amount	% Total

Manufacturing	US$1,461,350	32.61%	US$1,376,874	30.20%
Commerce	560,052	12.50	523,574	11.48
Agriculture	142,697	3.18	160,167	3.51
Fishing	90,795	2.03	68,604	1.50
Mining	233,355	5.21	194,022	4.26
Construction	70,676	1.58	72,879	1.60
Financial Services	96,371	2.15	90,042	1.98
Communication, Storage	189,612	4.23	181,018	3.97
And Transportation
Realty Businesses and	233,506	5.21	224,745	4.93
Leasing Services
Electricity, gas and water	211,610	4.72	248,571	5.45
Education, Health and	106,296	2.37	62,341	1.37
Other Services
Consumer Loans (1)	920,016	20.53	1,187,378	26.04
Others	165,160	3.68	168,803	3.71

Total	US$4,481,496	100.00%	US$4,559,018	100.00%

_________________________________

(1) Includes credit card and mortgage loans, and other consumer loans.

     As of December 31, 2004, 67.1% of the loan portfolio was concentrated in Lima and 85.7% was concentrated in Perú. An additional 7.4% and 6.9% of the loan portfolio was concentrated in Bolivia and Colombia, respectively.

     Concentrations of Loan Portfolio and Lending Limits

     Credicorp’s loans and other contingent credits to the 20 customers (considered as economic groups) to which it had the largest exposure as of December 31, 2004 were US$947.3 million on that date, of which US$800.3 million were outstanding loans representing 17.6% of the total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of economic group in accordance with SBS regulations. Total loans and other contingent credits outstanding and available to these customers ranged from US$83.3 million to US$31.8 million, including seven customers with over US$50.0 million. Total loans and other contingent credits outstanding and available to Credicorp’s 20 largest customers were ranked in the following risk categories as of December 31, 2004: Class A (normal)—86.1%; Class B (potential problems)—4.8%; Class C (substandard)—4.0%; Class D (doubtful)—5.1%; and Class E (loss)—0%. See “—Classification of the Loan Portfolio.”

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

     Loans to individuals not resident in Perú or companies that are not financial institutions have a limit of 5% of BCP’s regulatory capital; however, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP. Lending on an unsecured basis to individuals or companies resident in Perú that are not financial institutions is limited to 10% of BCP’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks, or a foreign bank determined by the Central Bank of prime credit quality, or by other highly liquid securities at market value. Finally, the single borrower lending limit for loans backed by a cash deposit at BCP or by debt obligations of the Central Bank is 30% of BCP’s regulatory capital. With an unconsolidated regulatory capital of S/.1,858.4 million (US$566.2 million) at December 31, 2004, BCP’s legal lending limits vary from S/.92.9 million (US$28.3 million) to S/.929.2 million (US$283.1 million). Credicorp’s consolidated lending limits, based on its regulatory capital on a consolidated basis of US$837.1 million at December 31, 2004, would range from US$41.9 million to US$418.6 million. As of December 31, 2004, BCP was in compliance with all Law 26702 lending limits.

     As of December 31, 2004, Credicorp complied with the applicable legal lending limits in each of the jurisdictions where it operates. In addition to these regulatory limits, Credicorp has established an internal limit of US$85 million, or approximately 15% of BCP’s consolidated equity plus reserves for not specifically identified impaired loans, as the maximum amount of loans and other contingent credits that Credicorp, on a consolidated basis, may extend to any customer. Such limit is calculated quarterly based on Credicorp’s consolidated equity plus reserves for not specifically identified impaired loans at quarter-end. A limited number of exceptions to Credicorp’s internal limits have been authorized by the Board of Directors from time to time, based on the credit quality of the borrower, the term of the loan and the amount and quality of collateral taken by Credicorp. Credicorp may, in appropriate and limited circumstances, increase or choose to exceed this limit in the future.

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

     Loan Portfolio Denomination

     The following table presents Credicorp’s Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated.

	At December 31,

	2000		2001		2002

Total loan portfolio:	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated	US$ 563,124	12.64%	US$ 579,229	14.25%	US$ 677,506	14.06%
Foreign Currency-denominated	3,890,961	87.36%	3,485,250	85.75%	4,140,157	85.94%

Total loans	US$4,454,085	100.00%	US$4,064,479	100.00%	US$4,817,663	100.00%

	At December 31,

	2003		2004

Total loan portfolio:	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated	US$723,955	16.15%	US$677,776	14.87%
Foreign Currency-denominated	3,757,541	83.85%	3,881,242	85.13%

Total loans	US$4,481,496	100.00%	US$4,559,018	100.00%

     Maturity Composition of the Performing Loan Portfolio

     The following table sets forth an analysis of Credicorp’s performing loan portfolio at December 31, 2004, by type and by the time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

		Maturing

	Amount at	Within	After 3 months	After 1 year	After 5
	December 31,	3	but within	but within	years
	2004	months	12 months	5 years

	(U.S. Dollars in thousands, except percentages)
Loans	US$3,507,831	US$1,241,324	US$922,278	US$914,565	US$429,664
Discounted notes (1)	175,888	160,621	13,290	1,976	0
Advances and overdrafts	45,506	48,506	0	0	0
Leasing transactions (1)	365,728	48,972	94,481	176,344	45,930
Factoring	58,116	57,064	1,053	0	0
Refinanced loans	243,892	49,935	42,683	75,490	75,784

Total	US$4,399,961	US$1,606,422	US$1,073,786	US$1,168,375	US$551,378

Percentage of total performing
loan portfolio	100.00%	36.51%	24.40%	26.55%	12.53%
________________________________________

(1) Figures are net of unearned interest.

     Interest Rate Sensitivity of the Loan Portfolio

     The following table sets forth the interest rate sensitivity of the loan portfolio at December 31, 2004, by currency and by the time remaining to maturity over one year.

	Amount at	Maturing After
	December 31,	1 year
	2004

	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$ 15,164	US$ 15,575
Foreign Currency-denominated	1,013,549	883,678

Total	US$ 1,028,713	US$ 899,253

Fixed Rate
Nuevo Sol-denominated	662,612	56,767
Foreign Currency-denominated	2,867,693	763,733

Total	US$3,530,305	US$ 820,500

Total	US$4,559,018	US$1,719,753

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

     Regulations promulgated by the SBS also require Peruvian banks to classify all loans into one of five other categories depending upon the degree of risk of nonpayment of each loan. Credicorp reviews its loan portfolio on a continuing basis, and the SBS reviews the portfolio as it deems necessary or prudent. In classifying its loans based upon risk of nonpayment, Credicorp, in compliance with SBS guidelines, assesses the following factors: the payment history of the particular loans, the history of Credicorp’s dealings with the borrower, management, operating history, repayment capability and availability of funds of the borrower, status of any collateral or guarantee, the borrower’s financial statements, general risk of the sector in which the borrower operates, the borrower’s risk classification made by other financial institutions, and other relevant factors. The classification of the loan determines the amount of the required loan loss provision. Law 26702 further requires banks to establish a loan loss provision of up to 1% of the bank’s loan and credit portfolio classified as A (Normal) for impaired loans not specifically identified.

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

     Class “B.” Loans or credits in this category are known as credits with “potential problems.” Debtors of commercial loans or credits included in this category are those that at the time of the evaluation of the credit demonstrate certain deficiencies, which, if not corrected in a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered; a general lack of information required to analyze the credit; out-of-date financial information; temporary economic or financial imbalances on the part of the debtor which could effect its ability to repay the loan; market conditions that could affect the economic sector in which the debtor is active; material overdue debts or pending judicial collection actions initiated by other financial institutions; noncompliance with originally contracted conditions; conflicts of interest within the debtor company; labor problems; unfavorable credit history; noncompliance with internal policies of the debtor company; excessive reliance on one source of raw materials or one buyer of the debtor’s products; and low inventory turnover ratios or large inventories that are subject to competitive challenges or technological obsolescence. Micro-business and consumer loans are categorized as Class B if payments are between nine and 30 days late. Residential mortgage loans become Class B when payments are between 31 and 90 days late. A 5% specific reserve on total loans outstanding in this category is required. Except for consumer loans, when the loan, or a portion thereof, is secured with “preferred” collateral, the required reserve is 2.5%, and when secured with “highly liquid preferred” collateral, the required reserve is 1.25% .

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

     To record the allowance for loan losses, Credicorp uses IAS 39, for which all of the Class C, D and E loans, considered impaired, are analyzed taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less cost for obtaining and selling the collateral. The methodology and assumptions used for estimating future cash flows are reviewed regularly by Credicorp in order to reduce any differences between loss estimates and actual loss experience. The allowance for credit losses also covers estimated losses for impaired loans not specifically identified. In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is provided.

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

The following table shows Credicorp’s loan portfolio at the dates indicated:

	At December 31,

	2000		2001		2002

	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount	% Total	Amount	% Total	Amount	% Total

A: Normal	US$3,127,630	70.2%	US$2,864,087	70.5%	US$3,543,152	73.5%
B: Potential Problems	456,386	10.3	441,323	10.9	456,056	9.5
C: Substandard	446,569	10.0	316,945	7.8	334,423	6.9
D: Doubtful	232,183	5.2	196,501	4.8	239,101	5.0
E: Loss	191,317	4.3	245,623	6.0	244,931	5.1

Total	US$4,454,085	100.0%	US$4,064,479	100.0%	US$4,817,663	100.00%

C+D+E	US$870,069	19.5%	US$759,069	18.6%	US$818,455	17.0%

	At December 31,

	2003		2004

Level of Risk
Classification	Amount	% Total	Amount	% Total

A: Normal	US$3,393,833	75.7%	US$3,719,973	81.6%
B: Potential Problems	437,682	9.8	336,619	7.4
C: Substandard	240,316	5.4	195,062	4.3
D: Doubtful	266,723	6.0	184,206	4.0
E: Loss	142,942	3.1	123,158	2.7

Total	US$4,481,496	100.00%	US$4,559,018	100.00%

C+D+E	US$649,981	14.5%	US$502,426	11.0%

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

	At December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands, except percentages)
Current	US$4,077,984	US$3,713,644	US$4,411,528	US$4,225,288	US$4,399,961
Past due:
Overdue 16-119 days	108,830	54,291	82,259	50,981	11,572
Overdue 120 days or more	267,271	296,544	323,876	205,227	147,485

Subtotal	US$ 376,101	US$ 350,835	US$ 406,135	US$256,208	US$159,057

Total loans	US$4,454,085	US$4,064,479	US$4,817,663	US$4,481,496	US$4,559,018

Past due loan amounts as a
percentage of total loans	8.44%	8.63%	8.43%	5.72%	3.49%

     With respect to consumer, mortgage and leasing loans, BCP, in accordance with SBS regulations, only recognizes as past due installments for these loans that are past due for fewer than 90 days. The entire amount of these loans will be considered past due if any amount is past due more than 90 days.

     Past Due Loan Portfolio

     The following table analyzes Credicorp’s past due loan portfolio by type of loan at the dates indicated:

	At December 31,

	2000	2001	2002	2003	2004

Past due loan amounts:	(U.S. Dollars in thousands)
Loans	US$286,345	US$263,553	US$322,179	US$194,761	US$85,467
Discounted notes	17,930	9,577	4,513	1,531	776
Advances and overdrafts in demand
deposits	17,161	15,332	7,892	3,400	4,157
Leasing transactions	18,796	19,686	17,231	8,716	9,387
Refinanced loans	35,869	42,687	54,320	47,800	59,270

Total past due portfolio	US$376,101	US$350,835	US$406,135	US$256,208	US$159,057

Reserves:
Specific reserves	US$ 324,448	US$ 314,004	US$378,051	US$285,842	US$227,267
Not specifically identified
reserves	17,039	30,429	45,980	40,835	44,606
Total reserves for loan losses(1)	US$341,487	US$344,433	US$424,031	US$326,677	US$271,873

Total past due portfolio net of total
reserves	US$ 34,614	US$ 6,402	(US$17,896)	(US$70,469)	(US$112,816)

________________________________________

(1) Includes reserves for indirect credits (see –Loan Loss Reserves).

     The amount of interest income from loans classified as past due during fiscal years 2003 and 2004 was US$86.1 million and US$57.6 million, respectively. In accordance with Credicorp’s accounting policies, interest income is estimated together with recoverable principal amounts as part of discounted future cash flows expected for these credits.

     Loan Loss Reserves

     The following table shows the changes in Credicorp’s reserves for loan losses and movements at the dates indicated:

	Year ended December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands)
Reserves for loan losses at
the beginning of the year.	US$307,343	US$341,487	US$344,433	US$424,031	US$326,677
Additional provisions	170,102	119,422	99,596	66,421	16,131
Acquisitions and transfers	—	—	122,841	—	—
Recoveries of write-offs	7,825	14,935	12,050	17,416	32,287
Write-offs	(135,320)	(124,690)	(150,102)	(185,688)	(120,150)
Monetary correction and
other	(8,463)	(6,721)	(4,787)	4,497	16,928

Total reserves for loan losses
at the end of the year	US$341,487	US$344,433	US$424,031	US$326,677	US$271,873

     For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio.”

     Reserves for loan losses as of December 31, 2004 include US$253.4 million of reserves for credit losses and US$18.5 million of reserves for indirect or contingent credit losses (US$306.8 million and US$19.9 million as of December 31, 2003, respectively). The reserves for indirect credit losses are included in the Other liabilities caption of Credicorp’s consolidated balance sheet (see Notes 7(f) and 10(a) to the Credicorp Consolidated Financial Statements).

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

     Allocation of Loan Loss Reserves

     The following table sets forth the amounts of reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated:

	At December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands)
Commercial loans	US$297,026	US$301,267	US$388,809	US$283,470	US$228,554
Consumer loans	17,272	18,714	14,879	14,479	14,079
Residential mortgage loans	16,778	17,814	13,521	24,414	21,375
Leasing transactions	10,411	6,638	6,822	4,314	7,865

Total reserves	US$ 341,487	US$ 344,433	US$424,031	US$326,677	US$271,873

     (iv) Deposits

     The following table presents the components of Credicorp’s deposit base at the dates indicated:

	At December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$ 335,069	US$394,556	US$507,924
Foreign Currency-denominated	1,120,539	1,087,399	1,242,353

Total	US$1,455,608	US$1,481,955	US$1,750,277
Savings deposits:
Nuevo Sol-denominated	US$ 284,283	US$324,853	US$403,579
Foreign Currency-denominated	1,416,595	1,157,757	1,179,923

Total	US$1,700,878	US$1,482,610	US$1,583,502
Time deposits:
Severance Indemnity Deposits (CTS)
Nuevo Sol-denominated	US$ 38,570	US$ 40,603	US$47,986
Foreign Currency-denominated	513,604	486,831	482,697

Total	US$ 552,174	US$527,434	US$530,683
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$ 83,319	US$57,725	US$54,310
Other time deposits:
Nuevo Sol-denominated	US$ 510,463	US$546,450	US$431,741
Foreign Currency-denominated	2,078,758	1,880,332	1,920,459

Total	US$2,589,221	US$2,426,782	US$2,352,200
Total deposits:
Nuevo Sol-denominated	US$1,168,385	US$1,306,463	US$1,391,230
Foreign Currency-denominated	5,212,815	4,670,043	4,879,742

Total	US$6,381,200	US$5,976,506	US$6,270,972

________________________________________

     The following table sets forth information regarding the maturity of Credicorp’s time deposits in denominations of US$100,000 or more at December 31, 2004:

	At December 31, 2004

	(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$	4,274
Maturing after 30 but within 60 days		2,696
Maturing after 60 but within 90 days		2,029
Maturing after 90 but within 180 days		1,611
Maturing after 180 but within 360 days		762
Maturing after 360 days		118

Total certificates of deposits	US$	11,488
Time deposits:
Maturing within 30 days	US$	702,905
Maturing after 30 but within 60 days		234,023
Maturing after 60 but within 90 days		210,902
Maturing after 90 but within 180 days		171,099
Maturing after 180 but within 360 days		108,626
Maturing after 360 days		92,764

Total time deposits	US$	1,520,318

Total	US$	1,531,806

(v) Return on Equity and Assets

		At December 31,

	2002	2003	2004

Return on assets (1)	0.52%	0.95%	1.50%
Return on equity (2)	5.23%	9.29%	13.23%
Dividend payout ratio (3)	66.81%	46.84%	57.75%

Equity to assets ratio (4)	10.50%	10.23%	11.22%
________________________________________
(1)	Net income as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income as a percentage of average shareholder’s equity, computed as the average of period beginning and ending balances
(3)	Dividends declared per share divided by net income per share.
(4)	Average equity divided by average total assets, both averages computed as the average of quarter-ending balances.

     (vi) Short-Term Borrowings

     Credicorp’s short-term borrowings, other than deposits, amounted to US$43.3 million, US$62.0 million and US$74.7 million as of December 31, 2002, 2003 and 2004, respectively. Average balances of borrowed amounts remained at relatively low levels during 2002, 2003 and 2004 mostly due to excess liquidity at BCP. Foreign trade lines of credit comprise the most important short-term borrowing category. Trade lines of credit comprised approximately 64%, 59% and 29% of all short-term borrowings during 2002, 2003 and 2004, respectively.

      The following table presents Credicorp’s short-term borrowings:

	At December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Year-end balance	US$ 43,277	US$ 62,001	US$ 74,709
Average balance.	US$ 46,047	US$ 41,209	US$ 61,802
Maximum quarter-end balance	US$ 51,831	US$ 62,960	US$ 100,998
Weighted average nominal
Year-end interest rate	4.71%	2.35%	4.22%
Weighted average nominal
Interest rate	5.38%	2.85%	3.83%

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

     BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941. BCP has been the largest commercial bank in Perú since the 1920s. Members of the Romero family have been shareholders of BCP since 1918 and became the controlling shareholders in 1979. Mr. Dionisio Romero, Chairman of the Board and Chief Executive Officer of Credicorp, was a member of the Board of Directors of BCP from 1966 to 1987, becoming Chairman in 1979. In response to then President of Perú, Alan García’s 1987 attempt to nationalize the Peruvian banking industry, the majority shareholders at that time, including Mr. Romero, sold a controlling interest in BCP and transferred management to its employees, which prevented the government from gaining control of BCP. Upon the election of Alberto Fujimori as President of Perú in 1990 and the introduction of market reforms, the Romero family reestablished its shareholding in BCP and Mr. Romero and several former key managers of BCP returned to BCP. See “—(9) Peruvian Government and Economy—(i) Peruvian Government.” Members of the Romero family exchanged their BCP shares in the Exchange Offer, and now hold 15.81% of the Common Shares of Credicorp. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

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

     Credicorp owns 75.72% of PPS, which was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and is the largest Peruvian insurance company in terms of premiums sold and health fees. PPS’s major subsidiaries are Pacífico Vida, which specializes in life and pension fund insurance, and Pacífico

Salud, which provides health insurance as an alternative to public social security. After Pacífico Salud’s merger with Novasalud EPS in August 2004, there are only two remaining private health insurance providers in the Peruvian market.

     Credicorp owns 99.99% of Inversiones Crédito S.A., with holdings of equity shares in Peruvian electric utilities and other non-financial companies. This subsidiary is the principal shareholder of Prima AFP, Credicorp’s private pension fund administrator expected to begin operations in the second half of 2005.

     BCB (formerly Banco Popular S.A., Bolivia), another Credicorp subsidiary, was acquired by BCP for US$6.2 million in November 1993. After transferring to BCP a 53.1% stake in November 2001, Credicorp holds directly 2.7% of BCB’s equity with the rest held through BCP. In December 2002, BCP acquired BSCH-Perú, which was merged into BCP on February 28, 2003.

     During 2003, BCP converted BCOL, its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC. ASHC subsequently consolidated BCOL into its operations during 2004. BCOL’s business of taking offshore U.S. Dollar deposits and making U.S. Dollar-denominated loans to large Peruvian customers has been taken over by both BCP’s Panama branch and by ASHC.

     Credileasing conducts lease financing operations and began operating in July 1996, taking over the operations previously managed by Financiera de Crédito, which simultaneously became Solución Financiera, specializing in consumer and micro-business lending.

     Solución was merged into BCP’s Peruvian banking operations in March 2004 after becoming a wholly-owned subsidiary of BCP in March 2003 as a result of BCP acquiring the remaining 45% of Solución’s equity interests.

     In March 2005, Credicorp completed the sale of Banco Tequendama to a Colombian bank. At December 31, 2004, Banco Tequendama had US$306.7 million in loans and US$290.5 million in deposits. Banco Tequendama was acquired by Credicorp in January 1997 from the Fondo de Garantía de Depósitos y Protección Bancaria (“FOGADE”), the Venezuelan government entity responsible for the re-privatization of assets seized by that government in connection with the widespread problems faced by the Venezuelan banking sector beginning in 1994. Credicorp, along with FOGADE and FOGADE’s financial adviser, were sued in Aruba by the former owners of Banco Tequendama, who are seeking compensation for damages. The Judge in the Court of first instance in Aruba dismissed the claim and the plaintiff appealed. In April 2004, the Court of Appeals in Aruba rejected all claims from the former owners. The former owners had originally sued unsuccessfully in Colombia.

     In December 1997, Credicorp extended its presence into El Salvador through the acquisitions of Banco Capital for US$5.8 million and Casa de Bolsa Capital, a brokerage house, for US$800,000. Credicorp sold its interest in Banco Capital in November 2001 and liquidated the brokerage house in 2002.

(D) Property, Plants and Equipment

     At December 31, 2004, Credicorp had 309 branches, representative and similar offices, of which 126 were branch offices of BCP in Greater Lima. Credicorp’s principal properties include the headquarters of BCP, at Calle Centenario 156, La Molina, Lima 12, Perú, and the headquarters of PPS at Avenida Arequipa 660, Lima, Perú. Credicorp owns these properties, with the exception of approximately 80 properties which it holds under leases. There are no material encumbrances on any of Credicorp’s properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

(1) Critical Accounting Policies

     Accounting policies applied by Credicorp are integral to the understanding of its results of operations and financial condition. The accounting policies are described in Note 3 to the Credicorp Consolidated Financial Statements (—Significant Accounting Policies to the Credicorp Consolidated Financial Statements), which are prepared in accordance with IFRS. Additionally, Note 26 to the Credicorp Consolidated Financial Statements describes certain significant differences between IFRS and U.S. GAAP. Some of these accounting policies are considered critical because, in Credicorp’s opinion, they have an important effect on Credicorp’s financial position and its results of operations and require difficult, subjective or complex judgments. The following is a summary of those critical accounting policies.

     Allowance for loan losses

     The allowance for loan losses represents the estimate of the probable losses of the loan portfolio at the end of each reporting period. The methodology for determining reserves for loan losses is further described in “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” The determination of the amount of the allowance for loan losses by its nature involves judgments regarding various risk factors. This is especially true for the determination of the allowance for micro-businesses, mortgages and consumer credits because such credits are reviewed on a portfolio basis and with consideration of past due installments. For commercial loans, the classification takes into consideration several factors, such as the payment history of the particular loan, the history of Credicorp’s dealings with the borrower’s management, operating history, repayment capability and availability of funds of the borrower, status of any collateral and guarantee, the borrower’s financial statements, general risk of sector in which the borrower operates, the borrower’s risk classification made by other financial institutions in the market and any other relevant factors. Many factors can affect estimation of the range of losses in each of the categories for which Credicorp estimates the allowance on a portfolio basis. These factors include the methodology used to measure historical delinquency, the determination of the historical period to be considered in such measurements, any legal proceedings brought against specific clients, economic conditions in the different countries in which loans are made (country risk), historical loan loss experience, and appraisal of the loan portfolio, as well as other factors which, in our opinion, require recognition in estimating possible loan losses. The provision is increased for loans for which Credicorp cannot recover the outstanding amount. In such cases, the provision is the difference between the book value and the recoverable amount, which is determined by the present value of expected future cash flows, including the recoverable amount of guarantees. The methodology and assumptions used for estimating future cash flows are reviewed regularly by Credicorp in order to reduce any differences between loss estimates and actual loss experience.

     When a loan is uncollectible, it is written-off against the related provision for loan impairment. Such loans are written-off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written-off decrease the amount of the provision for loan impairment in the consolidated income statement.

     This allowance is estimated based on historical losses and other relevant information. The allowance related to direct credits is presented as a reduction of the related asset and the allowance related to indirect credits is presented as part of the liabilities in Credicorp’s consolidated balance sheet. See Note 10 to the Credicorp Consolidated Financial Statements. Although Credicorp’s models are frequently revised and improved, changes in the Peruvian economy and the short credit history of some clients result in increased uncertainty in these models. The use of different estimates or assumptions could produce different provisions for loan losses and changes in the macro-economic, political and regulatory Peruvian environment could affect the determination of the allowance for loans losses. See “Item 3. Key Information—(D) Risk Factors.”

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

     The accounting treatment of our securities depends on whether we classify them at acquisition as trading, available-for-sale or held-to-maturity investments. Investments acquired, including those directly from the issuer, mainly with the purpose of generating profits based on short-term price fluctuations, are considered as trading investments. Investments available-for-sale are those intended to be held for an indefinite period, which may be sold in response to liquidity needs or changes in the interest rates, exchange rates or equity prices.

     Trading investments and investments available-for-sale are initially recognized at cost, including the inherent costs of the transaction and are subsequently adjusted to their estimated fair value.

     Estimated fair values are based primarily on quoted prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

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

     Credicorp’s management determines that an available-for-sale investment is impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires management’s judgment. In making this judgment, Credicorp evaluates the normal volatility in share price, evidence of deterioration in the financial health of the issuer, industry and sector performance, changes in technology, and operational and financing cash flow. When a permanent impairment is present, the related unrealized loss is recognized in the consolidated income statement.

     Classification at acquisition date in each of the three categories mentioned above, implies judgment about our expectations as to our strategy concerning each specific security. Changes in circumstances may modify our strategy with respect to a specific security requiring a transfer among the three categories indicated above.

     Fair value of financial instruments

     Financial instruments recorded at fair value on our balance sheet include mainly securities classified as trading and available-for-sale and other trading assets including derivatives. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. We estimate fair value using quoted market prices when available. When quoted market prices are not available we use a variety of models, which include pricing models, comparisons to quoted prices of instruments with similar characteristics or discounted cash flow analysis. The determination of fair value when quoted market prices are not available involves management judgment. For example, there is often limited historical market data to rely upon when estimating the impact of holding a significant position or a position acquired a long time ago. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates are incorrect model assumptions and unexpected correlations. The imprecision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability.

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

     Casualty claims are recorded when reported. The incurred but not reported claims (IBNR) are estimated and reflected as a liability, net of recoveries and reinsurance. The IBNR at December 31, 2004 and 2003 have been estimated using generally accepted actuarial reserving methods that take into account the statistical analyses of historical loss experience data, the use of projection methods and, as appropriate, certain qualitative factors to reflect the effect of current conditions or trends upon such experience. Management considers that the estimated amount is sufficient to cover any liability related to IBNR at December 31, 2004 and 2003.

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

     PPS’s insurance reserves are calculated using actuarial principles and a variety of assumptions, including, as mentioned above, mortality tables, interest rate estimates and historical claim payment patterns. See Note 3(e) to the Credicorp Consolidated Financial Statements. Although Credicorp frequently revises its models and assumptions, there is inherent uncertainty in the process of estimation of insurance reserves.

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

(2) Historical Discussion and Analysis

     The following discussion is based upon information contained in the Credicorp Consolidated Financial Statements and should be read in conjunction therewith. The Credicorp Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 26 to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IFRS and U.S. GAAP as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity. The discussion in this section regarding interest rates is based on nominal interest rates. For a comparison of nominal interest rates with real interest rates, see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(i) Average Balance Sheets and Income from Interest-Earning Assets—Real Average Interest Rates.”

     The financial information and discussion and analysis presented below for 2002, 2003 and 2004 reflect the financial position and results of operations for 2002, 2003 and 2004 of Credicorp’s subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

     At December 31, 2004, approximately 77.8% of Credicorp’s deposits and 85.1% of its loans were denominated in foreign currencies, reflecting the historic lack of confidence in the Peruvian currency stemming from high inflation rates in prior years. With the reduction in the rate of inflation, Credicorp has begun to attract more Nuevo Sol-denominated deposits and to offer more Nuevo Sol-denominated loans. Nevertheless, Credicorp expects the majority of its deposits and loans to continue to be denominated in foreign currencies.

     Results of Operations for the Three Years Ended December 31, 2004

     The following table sets forth, for the years 2002, 2003 and 2004, the principal components of Credicorp’s net income:

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Interest income	US$531,874	US$548,285	US$542,842
Interest expense	178,070	163,580	160,298

Net interest income	US$353,804	US$384,705	US$382,544
Provision for loan losses	99,596	66,421	16,131

Net interest income after Provision	US$254,208	US$318,284	US$366,413
Noninterest income	210,441	239,615	243,879
Insurance premiums earned net of
claims on insurance activities	27,317	25,341	38,347
Other expenses	404,186	430,373	459,928
Merger costs	0	18,587	3,742

Income before translation result, income tax and
minority interest	US$ 87,780	US$134,280	US$184,969
Translation result (loss) gain	US$ (2,482)	US$ (3,675)	US$ 2,040
Income tax	(32,628)	(39,695)	(45,497)
Minority interest	(10,287)	(10,303)	(10,765)

Net income	US$ 42,383	US$80,607	US$130,747

     Credicorp’s consolidated net income increased from 2003 to 2004 principally due to lower loan loss provisions and to higher insurance premiums, net of claims, which were partly offset by increased operating expenses. Operating expenses increased despite a reduction in merger costs, which decreased from US$18.6 million in 2003 for expenses related to the BSCH-Perú merger to US$3.7 million in 2004 for expenses related to the merger with Solución.

     Consolidated net income increased from US$80.6 million in 2003 to US$130.7 million in 2004 principally due to higher net interest income and non-interest income, lower loan loss provisions, and the partial offset in 2003 of the BSCH-Perú non-recurring merger costs.

     Net Interest Income

     Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)

Interest income:
Loans	US$420,341	US$452,950	US$426,537
Deposits	15,764	5,078	4,789
Deposits in Central Bank	20,752	13,748	15,357
Investment securities and others	72,724	71,885	93,903
Dividends	2,293	4,624	2,256

Total interest income	US$531,874	US$548,285	US$542,842

Interest expense:
Saving deposits	US$9,358	US$6,328	US$6,215
Time deposits	116,576	107,420	84,966
Issued bonds	22,113	28,068	27,651
Borrowing from other financial institutions	25,285	17,235	16,366
Demand deposits	4,738	4,529	25,100

Total interest expense	US$178,070	US$163,580	US$160,298

Net interest income	US$353,804	US$384,705	US$382,544

     Credicorp’s net interest income decreased 0.6% in 2004 compared to 2003, which in turn increased 8.7% compared to 2002.

     Interest Income. Interest income decreased 0.9% in 2004, after increasing 3.1% in 2003 compared to 2002. The decrease in 2004 is primarily due to lower interest rates on loans. The increase in 2003 is primarily due to higher average loan volumes and other interest earning assets resulting mainly from the acquisition of BSCH-Perú, which took place in December 2002. In these periods, Credicorp continued having excess liquidity resulting from reduced loan demand in Perú and from competition from the capital markets which offer financing at lower costs to the corporate sector. Another contributing factor was the continuing policy of Credicorp’s management to tighten credit requirements in the Middle Market and Small Business segments. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

     Average nominal interest rates earned by Credicorp on its loans decreased to 9.5% in 2004 from 10.3% in 2003, which had increased from 10.1% in 2002. The average nominal interest rate for foreign currency-denominated loans was 8.5% in 2002, increasing to 8.8% in 2003, but decreased to 7.7% in 2004. Interest rates for Nuevo Sol-denominated loans decreased from 20.4% in 2002 to 18.5% in 2003, but increased to 19.1% in 2004.

     The quarterly average balance of Credicorp’s foreign currency-denominated loan portfolio increased 1.8% to US$3,823.4 million in 2004 from US$3,755.2 million in 2003, which in turn increased 4.4% from US$3,595.2 million in 2002. The average balance of Credicorp’s Nuevo Sol-denominated loan portfolio increased 23.7% from US$560.1 million in 2002 to US$692.6 million in 2003, but decreased by 0.1% to US$691.7 million in 2004. Credicorp’s excess liquidity continued through 2004, but the low loan demand made it difficult to place loans adequately. During 2004, an increasing proportion of loans went to small business, housing mortgages and consumer segments presenting higher risk, but these segments also yielded higher margins. See “Item 4. Information on the Company—(B) Business Overview—(3) Commercial Banking—(ii) Retail Banking” and “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

     Interest expense. Interest expense decreased 2.0% in 2004 compared to 2003, and by 8.1% in 2003 compared to 2002. Lower interest expense in 2004 and 2003 was principally due to decreased interest rates on deposits. Interest rates paid on foreign currency-denominated deposits decreased from

2.3% in 2002 to 1.9% in 2003 and further to 1.7% in 2004. Interest paid on Nuevo Sol-denominated deposits decreased from 2.1% in 2002 to 1.5% in 2003, but increased to 2.0% in 2004. The decrease in the average nominal interest rate paid on foreign currency-denominated deposits resulted primarily from excess liquidity in Perú’s major banks and also as a result of low rates in international capital markets. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

     Credicorp’s average foreign currency-denominated deposits decreased 5.4% to US$4,254.9 million in 2004 from US$4,496.2 million in 2003, which in turn increased 14.1% from US$3,941.2 million in 2002. Credicorp’s average Nuevo Sol-denominated deposits increased 1.7% in 2004 to US$1,114.2 million from US$1,095.3 million in 2003, which in turn increased 20.1% from US$912.0 million in 2002. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

      Net interest margin. Credicorp’s net interest margin (net interest income divided by average interest-earning assets) marginally increased from 5.1% in 2002 to 5.2% in 2003, but decreased to 4.9% during 2004 as returns declined on interest-earning assets, mostly securities and Nuevos Soles loans, while funding costs remained almost unchanged. The net interest margin was largely unaffected during 2003 as lower returns on interest-earning assets, mostly securities and Nuevos Soles loans, were offset by lower funding costs. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

     Provision for Loan Losses

     Credicorp classifies by risk category all of its loans and other credits. Credicorp establishes its loan loss reserves based on criteria established by IAS 39 (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio”). Credicorp does not anticipate that the expansion of its loan portfolio or the consolidation of the activities of its subsidiaries will necessitate a change in its reserve policy.

     The following table sets forth the movements in Credicorp’s reserve for loan losses:

	Year ended December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands)
Reserves for loan losses at
the beginning of the year.	US$307,343	US$341,487	US$344,433	US$424,031	US$326,677

Additional provisions.	170,102	119,422	99,596	66,421	16,131

Acquisitions	—	—	122,841	—	—
Recoveries of write-offs	7,825	14,935	12,050	17,416	32,287
Sales and write-offs.	(135,320)	(124,690)	(150,102)	(185,688)	(120,150)
Monetary Correction and
Other.	(8,463)	(6,721)	(4,787)	4,497	16,928

Reserves for loan losses at the
End of the year.	US$341,487	US$344,433	US$424,031	US$326,677	US$271,873

     Provisions for loan losses, charged against income net of recoveries, decreased 75.7% to US$16.1 million in 2004, after decreasing 33.3% to US$66.4 million in 2003. Provision expense in 2004 included US$3.1 million required by BCB (compared to US$20.6 million in 2003) and US$4.3 million for Banco Tequendama (compared to US$5.0 million in 2003). The lower provision expense in 2004 and 2003 is primarily due to improved loan quality, particularly with respect to BCP’s loan portfolio, and to a lesser degree to lower loan volumes and higher recoveries of charged-off accounts. Recoveries of previously charged-off accounts in 2004 amounted to US$32.3 million (compared to US$17.4 million in 2003). The Middle Market and Small Business segments continued to require most of the provisions made during 2004 and 2003.

     The effects of the increase in specific provisions were partly offset by write-offs of specific loans amounting to US$120.2 million during 2004, 35.3% lower than US$185.7 million in 2003, which in turn was 23.7% higher than US$150.1 million in 2002. The loans charged off are primarily attributable to the removal of loans that were fully provided for and considered unrecoverable (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Loan Loss Reserves”).

     Loan loss provisions for impaired loans not specifically identified, which totaled US$46.0 million as of December 31, 2002, decreased to US$40.8 million as of December 31, 2003, but increased to US$44.6 million as of December 31, 2004.

     Total reserves, including reserves for contingent credits, as a percentage of past due loans increased to 170.9% at year-end 2004 from 127.5% at year-end 2003 and from 104.4% at year-end 2002. Total reserves as a percentage of substandard loans increased to 54.1% at year-end 2004 from 50.3% at year-end 2003, which in turn decreased from 51.8% at year-end 2002. Given the changing composition of Credicorp’s loan portfolio, Credicorp’s historical loss experience may not be indicative of its future loan loss experience.

     Noninterest income

     The following table reflects the components of Credicorp’s noninterest income:

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$177,305	US$189,472	US$201,474
Net (loss) gains from sales of securities	(1,097)	3,235	10,135
Net gains on foreign exchange transactions	22,582	23,681	24,165
Other income	11,651	23,227	8,105

Total non-interest income	US$210,441	US$239,615	US$243,879

     Credicorp’s noninterest income, without including net premiums earned, increased 1.8% to US$243.9 million in 2004 from US$239.6 million in 2003, which in turn increased 13.9% from US$210.4 million in 2002. Revenue increase in 2004 is primarily due to higher fees from banking services, as well as increased gains on sales of securities, which were partly offset by declines in various revenue items included in Other income, which decreased from US$23.2 million in 2003 to US$8.1 million in 2004. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.”

     Fee and commission income grew 6.3% to US$201.5 million in 2004, after a 6.9% increase in 2003 from 2002. In 2004, growth in banking fee revenue was mostly due to growth in credit card fees, fund transfer fees and collections. Fees increased in 2003 mainly due to growth in account maintenance fees, credit cards and in brokerage and mutual funds fees.

     Net gains from the sale of securities, principally equities, resulted in a gain of US$10.1 million in 2004, compared to a gain of US$3.2 million in 2003, after a net loss of US$1.1 million in 2002. In 2004, gains were mostly due to gains on sales of long term investments. Gains in 2003 resulted mainly from the recovery of valuations in the capital markets. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.”

     Credicorp’s gains from foreign exchange transactions increased 2.0% in 2004 compared to 2003, after a 4.9% increase in 2003 compared to 2002. Gains from foreign exchange transactions are not attributable to proprietary trading on the part of Credicorp. Higher gains in 2004 were mostly due to improved margins, which increased to 0.13% in a more volatile market, while trading volume declined slightly. Increased gains in 2003 compared to 2002 were principally the result of higher volumes which offset a slight decrease of the buy/sell spread to 0.12% in 2003.

     Other income decreased 65.1% to US$8.1 million in 2004, after increasing 99.4% to US$23.2 million in 2003 compared to 2002. Other income principally consists of customer service charges and certain sundry income items. Other income declined in 2004 returning to a more regular level, mainly due to losses on the sale of foreclosed assets, lower recoveries of provisions for sundry risks and lower other income. The increased in other income in 2003 was due to higher revenue from the sale of assets acquired through mergers (US$3.8 million in 2003 as compared to US$0 in 2002), gains on sales to third-parties of written-down accounts (US$5.1 million in 2003 as compared to US$0.1 million in 2002) and higher revenue from real estate leasing (US$2.4 million in 2003 as compared to US$0.7 million in 2002). See Note 20 to Credicorp’s Consolidated Financial Statements.

     Insurance premiums and claims on insurance activities

     The following table reflects the premiums earned and claims incurred in connection with Credicorp’s insurance activities:

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Net premiums earned	US$125,218	US$125,115	US$192,672

Net claims incurred	23,701	23,844	34,791

Increase in costs for future benefits
for life and health policies	74,200	75,930	119,534

Total net premiums and claims	US$ 27,317	US$ 25,341	US$ 38,347

     Net premiums and claims show significant increases in 2004 compared to 2003 mainly due to increased operating volume at Pacífico Salud after its merger with Novasalud EPS in August 2004. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.” Net premiums remained nearly unchanged at US$125.1 million in 2003 after growing 11.6% to US$125.2 million in 2002.

     Consolidated premiums and fees had the following growth rates: (i) general insurance lines, which accounted for 46.6% of total premiums, decreased 8.3% in 2004 after increasing 5.4% in 2003; (ii) Pacífico Salud, which accounted for 21.8% of total premiums, increased 198.1% in 2004 after declining 7.0% in 2003; and (iii) Pacífico Vida, which accounted for 31.5% of total premiums, increased 4.1% in 2004 after increasing by 42.3% in 2003.

     In 2004, life annuities (15.4% of total premiums) increased 12.2% after increasing 136.6% in 2003. Life annuities showed a significant growth rate in 2003 mainly due to favorable regulatory changes that allowed for early retirement. Pension fund benefits insurance (5.2% of total premiums) decreased 13.8% in 2004, after decreasing 4.6% in 2003. The decrease in pension fund insurance premiums was mainly due to regulatory changes in procedures for the purchase of insurance coverage by private pension funds (AFPs) which caused increased competition and lower fees.

     Premiums also increased in 2004 and 2003 as a result of higher tariffs due to higher international reinsurance costs. Retained premiums increased in 2004 and 2003 due in part to the higher reinsurance premiums. As a result, PPS retained a higher proportion of the premiums as PPS contracted less reinsurance. PPS attributes higher reinsurance costs to increased apprehension following the attacks in September 2001 in New York and Washington, D.C. and the lower returns on investments international reinsurers have received due to adverse market conditions.

     During 2004, claims on insurance activities increased by 54.7% to US$154.3 million, after increasing 1.9% to US$99.8 million in 2003, mainly due to the Novasalud merger. The net loss ratio, defined as net claims paid as a percentage of net premiums written, increased to 52.0% in 2004, compared to 48.7% in 2003, which in turn decreased from 58.6% in 2002.

     The net loss ratio worsened in 2004 mainly due to the larger relative size of Pacífico Salud and the health insurance line which have above average loss ratios. The health insurance line’s larger volume offset the decrease in its net loss ratio to 77.9% in 2004 from 83.5% in 2003. The net loss ratio improved in 2003 mainly due to lower ratios in the following segments: fire insurance, for which the net loss ratio decreased to 13.4% from 15.9% in 2002; health insurance together with Pacífico Salud, for which the net loss ratio decreased to 83.5% from 85.2% in 2002; and Pacífico Vida, for which the net loss ratio decreased to 32.0% from 45.7% in 2002. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.”

     Other Expenses

     The following table reflects the components of Credicorp’s other expenses:

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Salaries and employee benefits	US$183,468	US$193,563	US$202,729
General and administrative	133,502	147,593	153,096
Depreciation and amortization	44,371	47,883	46,595
Provision for seized assets	15,094	13,588	14,639
Other	27,751	27,746	42,869

Merger costs	0	18,587	3,742

Total other expenses	US$404,186	US$448,960	US$463,670

     Credicorp’s other expenses (aside from provisions for loan losses) increased 3.3% to US$463.7 million in 2004, after an increase of 11.1% in 2003 compared to 2002. Expenses increased during 2004 mostly due to the increase in insurance commissions and sundry costs reported in the Other caption, while personnel expenses (salaries and employee benefits) and general and administrative expenses also increased. Other expenses grew in 2003 principally because of US$18.6 million of merger costs related to the mergers of BSCH-Perú and Solución, as well as higher general and administrative expenses and personnel expenses. Merger costs declined in 2004 as such costs relate solely to the completion of the Solución merger.

     Personnel expenses increased 4.7% in 2004 compared to 2003, after a 5.5% increase in 2003 compared to 2002. The number of Credicorp’s personnel increased to 9,536 in 2004 from 9,318 in 2003, which in turn decreased from 9,896 in 2002. Considering only BCP, the number of personnel increased to 7,694 in 2004 from 7,530 in 2003, which in turn decreased from 8,356 in 2002. The personnel increased in 2004 mainly due to an increase in salespersons in Perú and Bolivia, while the decrease in 2003 was mainly due to the restructuring of recently acquired subsidiaries.

     Credicorp’s general and administrative expenses (which include taxes other than income taxes) increased 3.7% in 2004 compared to 2003, which in turn increased 10.6% compared to 2002. Higher expenses in 2004 were principally the result of increased outsourced charges related to collections, and higher marketing, supplies and maintenance expenses. Higher expenses in 2003 were mainly the result of increases in systems and maintenance expenses and in supplies and operating charges, which included non-recurring expenses of US$7.5 million related to the computer systems restructuring project.

     Depreciation and amortization decreased 2.7% to US$46.7 million in 2004, after increasing by 7.9% during 2003. The increase in 2003 was mainly due to higher fixed assets from the BSCH-Perú merger. The decrease in 2004 was mainly due to higher asset disposals, some of which were acquired in the BSCH-Perú merger.

     Other expenses, after remaining relatively unchanged in 2003 when compared to 2002, increased 54.5% in 2004 to US$42.9 million. Other expenses consist primarily of certain sundry risks, net asset disposal costs and other miscellaneous items. Higher expenses in 2004 were mainly due to increased provisions for sundry risks and higher insurance commissions. See Note 20 to Credicorp’s Consolidated Financial Statements.

     Translation Result

     Since Credicorp’s financial statements are kept in U.S. Dollars, the translation result reflects exposure to devaluation of net monetary positions in other currencies. Credicorp had a US$2.0 million translation gain in 2004, a US$3.7 million loss in 2003 and a US$2.5 million loss in 2002. Translation gain in 2004 was mostly due to gains recorded from exposure to the Colombian Peso and to the Peruvian Nuevo Sol, which strengthened against the U.S. Dollar. In 2003, translation loss was mostly due to losses at BCP, Banco Tequendama and PPS. Translation loss in 2002 was mostly due to losses recorded at Banco Tequendama, which were caused by the devaluation of the Colombian and Venezuelan currencies. These losses were partly offset by gains at BCP.

     Income Taxes

     Credicorp is not subject to income taxes or taxes on capital gains, capital transfers or equity or estates duty under Bermuda law; however, certain of its subsidiaries are subject to income tax and taxes on dividends paid to Credicorp, depending on the legislation applicable to the jurisdictions in which they generate income.

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

     For fiscal years 1998 and 1999, companies were subject to an extraordinary tax on net assets of 0.5%, and 0.2%, respectively. In the case of banks, such asset taxes were calculated based on 50% of assets (net of depreciation, reserve for loan losses and common stock investments in Peruvian corporations) as of December 31 of the relevant fiscal year. Amounts required to be held by BCP in the Central Bank as reserve deposits could be deducted from the asset calculation for determination of the alternative minimum tax and the extraordinary tax. Starting in 2003, and applying rates on substantially the same net assets, a procedure is applied to make advance payments of the income tax liability corresponding to the ongoing fiscal year. Both the asset based taxes and the advance payment procedure are payable even if no tax liability results in the tax year in question. The advanced payment procedure was repealed in December 2004 and replaced by a temporary net assets tax of 0.6%, with substantially the same effect.

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

     Income tax expense by Credicorp increased to US$45.5 million in 2004 from US$39.7 million in 2003, which in turn increased from US$32.6 million in 2002. Income tax growth in these periods reflects increases in Credicorp’s taxable income. Since 1994, Credicorp has paid the Peruvian income tax at the statutory rate. The effective tax rates in 2002, 2003 and 2004 were 38%, 33%, and 26%, respectively.

     (3) Financial Condition

     Total Assets

     As of December 31, 2004, Credicorp had total assets of US$9.1 billion, increasing 9.2% compared to total assets of US$8.3 billion at December 31, 2003, with loans, net of provisions, increasing 3.0% . From December 31, 2003 through December 31, 2004, the Peruvian financial system grew 6.9% in terms of deposits and 6.3% in terms of total loans, comparing balances translated to U.S. Dollars, while GDP grew 5.1% . Although no assurance can be given, Credicorp expects its total assets to grow in the following years at a rate similar to GDP growth. The ratio of financial intermediation, as measured by the sum of currency in circulation, bank deposits and other bank obligations to the public, divided by GDP, was 5.2% in 1990 and, although this ratio reached approximately 25.5% in 2001 and 2002, it declined to 24.5% in 2003, and further to 23.1% in 2004. Although the ratio of financial intermediation is still below the 26.7% peak in the early 1970s, Credicorp expects the rate of growth in total assets to remain at moderate levels compared to the unusually high levels experienced through 1997.

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

     As of December 31, 2004, Credicorp’s total loans were US$4,559.0 million, which represented 50.0% of total assets, and net of reserves for loan losses, loans were US$4,305.6 million. As of December 31, 2003, Credicorp’s total loans were US$4,481.5 million, which represented 54.0% of total assets, and net of reserves for loan losses, loans were US$4,174.7 million. Credicorp’s total loans increased from December 31, 2003 to December 31, 2004 by 1.7%, and net of loan loss reserves by 3.1% in the same period.

     Credicorp’s total deposits with the Central Bank of Perú increased from US$960.2 million as of December 31, 2003 to US$1,100.5 million as of December 31, 2004. Credicorp’s securities holdings (which include marketable securities and investments) increased 27.4% to US$2,231.1 million at December 31, 2004 from US$1,751.1 million at December 31, 2003. The securities portfolio increase in 2004 was principally due to increased investments in Central Bank certificates by BCP and in treasury bonds of various governments.

     Total Liabilities

     As of December 31, 2004, Credicorp had total liabilities of US$7,937.1 million, an 8.2% increase from total liabilities of US$7,338.2 million as of December 31, 2003. As of December 31, 2004, Credicorp had total deposits of US$6,296.2 million, a 4.9% increase from total deposits of US$6,000.1 million at December 31, 2003. Credicorp believes that its extensive branch network and reputation in the Peruvian market have allowed it to compete effectively for new deposits and to attract stable, low cost savings deposits.

     Credicorp’s funding strategy has been structured around maintaining a diversified deposit base. During 2004, demand deposits grew 17.3% and savings deposits by 6.8%, while time deposits decreased 3.1% . As of December 31, 2004, Credicorp had 42.8% of total savings deposits in the Peruvian banking system and 35.6% of total deposits, both of which are the highest of any Peruvian bank. An important characteristic of Credicorp’s deposit base is that, as of December 31, 2004, it included 58.4% of the entire Peruvian banking system’s CTS deposits, increasing from 57.7% a year ago. Credicorp believes that it traditionally has attracted a high percentage of the savings and CTS deposit market because of its reputation as a sound institution, its extensive branch network and the quality of its service. Credicorp’s core deposits (savings, CTS and demand deposits) accounted for 61.6% of its total deposits as of December 31, 2004, and more than 66% of total deposits considering BCP individually. Credicorp’s market share in these types of deposits amounted to 45.6% of the Peruvian banking system at December 31, 2004 (46.3% at December 31, 2003).

     (4) Reconciliation of Differences Between IFRS and U.S. GAAP

     The Credicorp Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. The principal difference between IFRS and U.S. GAAP, insofar as they relate to Credicorp, is the treatment of goodwill amortization. Credicorp believes that there is no significant difference between (i) the amounts of the loan loss provisions taken under IFRS and the provisions that would be required under U.S. GAAP, (ii) the accounting treatment of investments with the adoption of IAS 39 since 2001 (see Note 3(h) to the Credicorp Consolidated Financial Statements) and (iii) the treatment of goodwill amortization in 2002. Net income for the year ended December 31, 2004 was US$130.7 million under IFRS compared to US$135.6 million under U.S. GAAP. Net income for the year ended December 31, 2003 was US$80.6 million under IFRS compared to US$84.8 million under U.S. GAAP. Net income for the year ended December 31, 2002 was US$42.4 million under IFRS compared to US$45.4 million under U.S. GAAP. Shareholders’ equity under IFRS was US$1,065.2 million as of December 31, 2004 compared to US$1,077.3 million under U.S. GAAP, US$910.7 million as of December 31, 2003 compared to US$918.0 million under U.S. GAAP, and US$823.8 million as of December 31, 2002 compared to US$826.8 million under U.S. GAAP. See Note 26 to the Credicorp Consolidated Financial Statements for a discussion of the significant differences between IFRS and U.S. GAAP, insofar as they relate to Credicorp.

(B) Liquidity and Capital Resources

     Regulatory Capital and Capital Adequacy Ratios

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands, except percentages)

Capital stock, net	US$ 539,235	US$539,235	US$539,498
Legal and other capital reserves	69,527	202,440	229,148
Retained earnings	29,162	0	0
Loss Reserves allowed by SBS	34,577	34,577	57,936
Subordinated debt	68,349	97,140	41,224

Total	US$ 740,850	US$873,392	US$687,806
Less: investment in multilateral
Organizations and Banks	(2,808)	(20,762)	(30,448)

Total regulatory capital(1)	US$ 738,042	US$852,630	US$837,358
Risk-weighted assets (1)	6,407,333	6,431,535	6,520,855
Capital Ratios:
Regulatory capital as a percentage of
risk-weighted assets	11.52%	13.26%	12.84%
Ratio of risk-weighted assets to
regulatory capital (1)	8.68	7.54	7.79
________________________________________
(1)	On an unconsolidated basis, BCP’s regulatory capital was US$566.2 million and its risk-weighted assets and equivalent market risks were US$4,364.4 million as of December 31, 2004, yielding a ratio of 7.7 to 1.0 (13.0%). ASB, which determines regulatory capital and risk-weighted assets in accordance with the Basel Accord, had a risk-weighted assets to regulatory capital ratio of 6.1 to 1.0 (16.3%).

     Average shareholders’ equity as a percentage of average total assets decreased from 10.4% in 2002 to 10.3% in 2003, but increased to 11.2% in 2004.

     Liquidity Risk

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

     The growth of Credicorp’s deposit base over the past years has enabled Credicorp to increase significantly its lending activity. BCP is subject to SBS Resolution No. 622-98, enacted in July 1998, which made its Market Risk Unit responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s daily average ratios during the month of December 2004 were 57.6% and 46.7% for Nuevos Soles and foreign exchange-based transactions, respectively (37.8% and 46.3% in December 2003, respectively), demonstrating Credicorp’s continuing excess liquidity due to declining loan balances.

     Credicorp has never defaulted on any of its debt or been forced to reschedule any of its obligations. Even during the early 1980s, when the government of Perú and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and PPS complied with all of their payment obligations.

     The capability of replacing interest bearing deposits at their maturity is a key factor in determining liquidity requirements, as well as the exposure to interest and exchange rate risks. Credicorp’s principal source of funding is customer deposits with BCP’s Retail Banking division and ASHC’s Private Banking division, and premiums and amounts earned on invested assets at PPS. Credicorp believes that funds from its deposit-taking operations generally will continue to meet Credicorp’s liquidity needs for the foreseeable future.

     BCP’s Retail Banking division has developed a diversified and stable deposit base and the Private Banking division has developed a stable deposit base that, in each case, provides Credicorp with a low-cost source of funding. This deposit base has traditionally been one of Credicorp’s greatest strengths. The deposit gathering strategy has focused on products considered as BCP’s core deposits: demand deposits, savings and CTS deposits. Other sources of funds and liquidity, mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds and subordinated debt, are of a considerably lower significance compared to Credicorp’s core deposits. See Notes 11 and 12 to Credicorp’s Consolidated Financial Statements.

     The following table presents Credicorp’s core deposits, other deposits and other sources of funds:

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Core deposits:
Demand deposits	US$1,455,608	US$1,481,955	US$1,750,277
Savings deposits	1,700,878	1,482,610	1,583,502
CTS deposits	552,174	527,434	530,683
Total core deposits	US$3,708,660	US$3,491,999	US$3,864,462

Other deposits (1)	US$2,672,540	US$2,484,507	US$2,406,510

Total deposits	US$6,381,200	US$5,976,506	US$6,270,972

Due to banks and correspondents	US$ 309,698	US$ 274,237	US$ 431,052

Issued bonds	US$ 483,555	US$ 419,461	US$ 423,977

Total sources of liquid funds	US$7,174,453	US$6,670,204	US$7,126,001
Core deposits as a percent of
total deposits	58.1%	58.4%	61.6%
Core deposits as a percent of
total sources of liquid funds	51.7%	52.4%	54.2%
________________________________________
(1)	Mostly time deposits and certificates of deposits.

     BCP is required to keep deposits with the Central Bank, as legal reserves, determined as a percentage of the deposits and other liabilities owed to its clients. The requirement is currently approximately 6.0% of Nuevos Soles-denominated deposits and approximately 30.0% of U.S. Dollar-denominated deposits. Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Central Bank Reserve Requirements.” Additionally, Credicorp has significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

     The following table presents Credicorp’s deposits at the Central Bank, and its short-term investments in Central Bank certificates:

	Year ended December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Funds at Central Bank
Deposits	US$1,317,030	US$ 929,557	US$1,100,450

Certificates of deposits	US$ 184,033	US$ 375,713	US$ 682,418

Total funds at Central Bank	US$1,501,063	US$1,305,270	US$1,782,868
Total funds at Central Bank of Perú as a
percent of total deposits	23.5%	21.8%	28.4%

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

     At the end of 2004, Credicorp had uncommitted credit lines with more than 80 banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. The latter facilities include funding from COFIDE, CAF, the IFC and other international lenders. In 1998 and 2001, a total of approximately US$200 million of funding was received through the securitization of certain credit card receivables and diversified payment rights, with BCP as the originator of such assets. Outstanding balances of both securitization transactions were US$68.5 million and US$98.6 million as of December 31, 2004 and 2003, respectively. BCP may utilize these funding options in the future. As of December 31, 2004, borrowed funds amounted to US$429.4 million as compared to US$273.7 million in 2003 and US$309.7 million in 2002.

     In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2004, BCP had US$28.4 million of outstanding mortgage bonds and notes (US$30.2 million in 2003).

     A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2004, BCP had US$220.5 million of outstanding leasing bonds (US$233.0 million in 2003). These bonds have maturities extending from three to five years and bear the same interest as 360-day time deposits. See Note 14 to the Credicorp Consolidated Financial Statements for a detailed breakdown of Credicorp’s issued bonds.

     The following table presents Credicorp’s issued bonds:

	Years ended December 31,

	2002	2003	2004

	(U.S. Dollars in millions)
Issued bonds
Bonds	US$ 43.2	US$ 15.9	US$ 60.1
Leasing Bonds	60.0	82.9	14.0
Subordinated debt	13.9	25.0	0.0
Certificates of deposits	54.2	48.2	15.8

Total issuance	US$ 171.3	US$ 172.0	US$ 89.9

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

(C) Research and Development

     Not applicable.

(D) Trend Information

     Credicorp expects that its business in 2005 will continue trends already seen in the preceding year. A positive international economic environment, with strong global demand for exports, should drive continued growth in both profits and business volume. Credicorp also expects lower provision expense for loan losses from continued improvement of loan portfolio quality and a moderate increase in banking fees. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2004” and “—(2) Strategy.”

     During 2005, Credicorp expects to implement cost control measures to offset decreased profitability and compensate for lower financial margins. Credicorp expects that the improvement of operating efficiency will be its principal challenge in 2005, with the containment of operating expenses and careful control of budgeted expenses constituting focal points.

     In 2005, it is likely that banks in Perú will see improved growth in their loan portfolios, but financial margins will continue to tighten, pricing for the services they offer will suffer from higher competition, and service volumes will grow only modestly as they will continue to be negatively affected by financial transaction taxes.

     BCP will continue to focus its efforts on market segments with the greatest growth potential and highest profitability, mainly under-banked segments. In personal banking, BCP expects that in 2005 growth in mortgage loans will continue, especially loans linked to the government’s MiVivienda low-income housing program, as well as in consumer loans and loans to micro-businesses. In order to generate more fee income from transactional services, BCP will further increase its branches in zones under-served by banks and which show growth potential. Perú’s widening economic recovery should be beneficial to Middle Market Banking, which should begin to recover and reach volumes seen prior to the financial crisis of 1998.

     Credicorp expects that in 2005 BCB will continue to improve its balance sheet strength, further reduce its overdue loans, increase profitability, and achieve readiness to grow its loan volumes by taking advantage of business opportunities.

     ASHC will continue its strategy to achieve sustained growth in managing third-party funds and change the composition of its investments towards lower-risk instruments. Implementation of this strategy will result in lower interest income, but this should be offset by the increase in fees from third-party fund management.

     Credicorp’s insurance business is likely to grow in 2005 in line with economic activity, mainly in the life insurance and health insurance business lines. PPS will focus on profiting from synergies with the operations of the recently acquired Novasalud EPS.

(E) Off-Balance Sheet Arrangements

     Credicorp has various contractual obligations that are recorded as liabilities in its financial statements. Other contractual arrangements, such as contingent credits contracts, are not recognized as liabilities in Credicorp’s financial statements but are required to be registered in off-balance sheet accounts. Credicorp enters into these off-balance sheet arrangements in the ordinary course of business in order to take advantage of above average interest margins, in the case of guarantees and letters of credit, and short-term market movements in the equity and bond markets and in currency and interest rates, in the case of derivatives and swaps.

     The following table reflects Credicorp’s off-balance sheet arrangements as of December 31, 2004 and 2003:

	At December 31,

	2003	2004

	(U.S. Dollars in thousands)
Contingent Credits

Guarantees and stand by letters	US$ 690,634	US$ 655,313
Import and export letters of credit	152,942	233,806

	843,576	889,119

Responsibilities under credit line agreements	509,586	569,332
Financial derivative contracts, net	135,647	211,520
Swap contracts	98,083	212,417

Total	US$1,586,892	US$1,882,388

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

     As of December 31, 2004 and 2003, Credicorp has foreign currency forwards derivatives transactions. Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed. As of December 31, 2004 and 2003, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$466.2 million and US$313.9 million, respectively, with maturities not greater than one year. These agreements are executed to satisfy client requirements and are recorded by Credicorp in the financial statements at fair market value. See Note 23 to the Credicorp Consolidated Financial Statements. The forward contracts net position as of December 31, 2004 and 2003 was an oversell of approximately US$ 211.5 million and US$ 135.6 million, respectively.

     Interest rate swaps are derivatives contracts, which exchange variable interest rates for fixed interest rates. The risk arises each time the projected level of the variable rate during the term of the operation is higher than the fixed rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2004, the notional amount of outstanding interest rate swap contracts was approximately US$212.4 million (approximately US$98.1 million as of December 31, 2003). These contracts are recorded by Credicorp at fair market value, recording both realized and unrealized gains and losses in the consolidated income statements.

     The fair value of the asset and liability forward contracts and swaps as of December 31, 2004 was approximately US$9.6 million and US$4.8 million, respectively (approximately US$4.0 million and US$1.1 million as of December 31, 2003), and are included under the caption “Other assets and other liabilities”, respectively, of Credicorp’s consolidated balance sheets. See Note 10(a) to the Credicorp Consolidated Financial Statements.

(F) Contractual Obligations

     Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes Credicorp’s contractual obligations by remaining maturity as of December 31, 2004. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction –Review of 2004.”

		Payments due by period

	Total at December 31,	Less than	1–3	3–5	More than
	2004	1 year	years	years	5 years

	(U.S. Dollars in thousands)
Due to banks and correspondents	US$ 209,122	US$ 98,982	US$ 52,141	US$ 22,346	US$ 35,653
Promotional credit lines	121,561	36,281	18,715	8,021	58,544
Overnight funds	98,688	98,688	0	0	0
Loans from multilateral organizations	0	0	0	0	0

Total	US$ 429,371	US$233,951	US$ 70,856	US$ 30,367	US$ 94,197

     The balance of the Due to banks and correspondents caption in the table above, correspond to the following operations:

  Bank loans obtained by Credicorp mainly to finance foreign trade and working capital amounted to US$140.5 million in 2004 and US$84.1 million in 2003.

  A loan transaction made in November 1998, amounting to US$100 million, with maturities until November 2005, secured by the collection of BCP’s future inflows corresponding to the consumption and cash advances made in Perú through Visa credit cards issued by foreign banks. This transaction bears an annual fixed interest rate of 5.74%. As of December 31, 2004, the securitization obligation amounted to US$17.2 million (US$33.3 million in 2003).

  A securitization transaction amounting to US$100 million made by BCP in January 2001, amortizing through January 2008. This transaction corresponds to the future collection of payment orders in U.S. Dollars related to the transfers of funds received from banks located outside Perú. This transaction bears monthly interest rates that fluctuated between 1.42% and 2.65% in 2004 (between 1.44% and 1.83% in 2003). As of December 31, 2004, the balance of this obligation amounted to US$51.3 million and US$65.3 million in 2003.

Promotional credit lines represent loans granted to BCP by COFIDE and the Inter-american Development Bank, for promoting the development of specific activities in Perú. As of December 31, 2004, these credit lines are guaranteed with loans by BCP to customers amounting to US$118.8 million (US$43.2 million in 2003), and include covenants specifying the use of funds, financial conditions that the borrower must maintain and other administrative matters.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) Directors and Senior Management

     Board of Directors

     The following table sets forth the current Directors of Credicorp.

		Years served as a
Name	Position	Director(1)
Dionisio Romero	Chairman	35
Luis Nicolini	Deputy Chairman	29
Fernando Fort	Director	23
Reynaldo Llosa	Director	22
Juan Carlos Verme	Director	15
Luis Enrique Yarur	Director	9
Felipe Ortiz de Zevallos	Director	0 (2)
Germán Suárez	Director	0 (2)
________________________________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2004.
(2)	Elected at the Annual General Shareholders’ Meeting on March 31, 2005.

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

     Felipe Ortiz de Zevallos is an industrial engineer with a Masters degree in Management Science from Rochester University and a Management Program degree from Harvard Business School. Mr. Ortiz de Zevallos became a Director of Credicorp on March 31, 2005. Mr. Ortiz de Zevallos is the President of Universidad del Pacífico in Lima (elected for the period 2004-2009) and serves as Director on the Boards of various other companies, among which are Grupo Apoyo (Chairman), Compañía de Minas Buenaventura S.A. and Universia.

     Germán Suárez is an economist, and received his Masters degree in economics from Columbia University. Mr. Suárez became a Director of Credicorp on March 31, 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as Director on the Boards of various other companies, among which are Compañía de Minas Buenaventura S.A. and Refinería La Pampilla.

     At the Annual General Shareholders’ Meeting held on March 31, 2005, an amendment to the Bye-Laws was adopted whereby the number of Directors was increased from six to eight and the classification of Directors and the staggering of their terms was removed and replaced with three-year terms to be served until the end of the Annual General Shareholders’ Meeting for the year in which their respective terms expire. The main reasons for these amendments were to give more stability to the administration of Credicorp and to give pension funds (AFPs), whose ownership of Common Shares has steadily increased (see “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders”), direct representation on the Board of Directors. Mr. Ortiz de Zevallos and Mr. Suárez were elected to the two newly created directorships to represent the pension funds.

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

Name	Position	Years Served as
		an Officer (1)

Dionisio Romero	Chief Executive Officer	35 (2)
Raimundo Morales	Chief Operating Officer	25
Carlos Muñoz	Executive Vice President	24
Walter Bayly	Chief Financial and Accounting	12
	Officer
José Luis Gagliardi	Senior Vice President,	24 (3)
	Administration and Human
	Resources
Arturo Rodrigo	Senior Vice President, Insurance	29
________________________________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2004.
(2)	Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3)	Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

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

     Arturo Rodrigo is the Senior Vice President, Insurance for Credicorp and is the General Manager of PPS. Prior to joining PPS in 1976, Mr. Rodrigo worked at La Vitalicia Compañía de Seguros. Before becoming General Manager of PPS, Mr. Rodrigo held various management positions at PPS, managing both the technical area and the commercial property line. Mr. Rodrigo resigned from his position as General Manager of PPS in April 2005, but will remain in the position until December 31, 2005, when he will be replaced by Mr. David Saettone, currently General Manager of Banco de Crédito de Bolivia.

(B) Compensation

     The aggregate amount of compensation paid by Credicorp to all Directors and executive officers for 2004 was US$8.4 million. Credicorp does not disclose to its shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

     Pursuant to the Credicorp Shares Purchase Options Plan (the “Plan”) which Credicorp instituted to grant options beginning in fiscal year 1999, Credicorp granted options to purchase Common Shares to certain Directors and administrative, supervisory and management personnel during each year since 1999 and through 2004 (each individually an “Option” and collectively the “Options”). Each Option expires eight years after the date of grant. The Options vest in 25% increments during the first four years following the date of grant. From the end of the fourth year after the grant of an Option until the expiration date of the Option, all or a portion of such Option still outstanding under the Plan may be exercised at any time. Options granted in 2000 amounted to 534,000 Common Shares with an exercise price of US$10.50, Options granted in 2001 amounted to 573,000 Common Shares with an exercise price of US$7.30, Options granted in 2002 amounted to 575,000 Common Shares with an exercise price of US$8.73, Options granted in 2003 amounted to 569,750 Common Shares with an exercise price of US$9.77, and Options granted in 2004 amounted to 555,000 Common Shares with an exercise price of US$12.39. In 2002, 2003 and 2004, prices of the Options were modified. The exercise prices of the Options are reduced by an amount equal to the excess over US$0.20 of total dividends paid per share in a given year. As of December 31, 2004, Options on 625,025 Common Shares had been exercised (298,500 as of December 31, 2003) for an approximate amount of US$4.6 million in 2004 (US$1.4 million in 2003). See Note 17 to Credicorp’s Consolidated Financial Statements.

     The following table reflects the number of Options outstanding and the exercise price of such Options, as reduced according to the formula described above, at December 31, 2004, 2003 and 2002:

		At December 31,

Year	Number of Shares	2002	2003	2004

1999	189,000	US$ 9.09	US$ 8.94	US$ 8.74
2000	304,000	10.25	10.10	9.90
2001	310,500	7.05	6.90	6.70
2002	386,850	8.73	8.58	8.38
2003	326,438	—	9.77	9.57
2004	242,813	—	—	12.39

(C) Board Practices

     The management of Credicorp is the responsibility of the Board of Directors, which, pursuant to the Bye-Laws, is composed of eight persons. Directors need not be shareholders. Directors are elected and their remuneration is determined at Annual General Shareholders’ Meetings. Directors hold office for three-year terms. Credicorp’s current Directors have no benefits in addition to the remuneration agreed at the Annual General Shareholders’ Meetings, nor benefits that could be enjoyed at the termination of their service terms.

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

(D) Employees

     At December 31, 2004, Credicorp had 9,638 full-time employees, distributed as shown in the following table.

	At December 31,

	2002	2003	2004

	(Full-time employees)
BCP	8,356	7,530	7,694
Banco Tequendama	380	306	345
PPS	954	1,088	1,173
ASHC	58	53	56
Others	163	322	370

Total Credicorp	9,911	9,299	9,638

     The increase in 2002 is mainly due to the inclusion of 685 employees at BSCH-Perú, most of whom were subsequently dismissed.

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

     BCP was granted permission by the Peruvian Ministry of Labor to cancel the registration of BCP’s union in 1996 due to limited participation. As of December 31, 2004, no BCP employees belonged to a union. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

(E) Share Ownership

     As of April 30, 2005, Directors and executive officers as a group owned 15.0 million (15.9%) of Credicorp’s Common Shares. With the exception of the Romero family holdings, represented by Mr. Dionisio Romero, no other director or executive officer of Credicorp beneficially owns more than one percent of the Common Shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

     As of April 30, 2005, there were 94,382,317 Common Shares issued, of which 14,620,845 Common Shares were held by ASHC. Under Bermuda law, ASHC has the right to vote the Common Shares it owns. In order to restructure long term holdings, substantially all of the Common Shares held by BCP and PPS were transferred to ASHC in April 2004.

     The table below provides details about the percentage of Common Shares owned by holders of 5% or more of Common Shares, as of April 30, 2005.

Owner	Common	Percent of

	Shares	Class(1)

Romero family(2)	14,920,120	15.81%
Atlantic Security Holding Corporation	14,620,845	15.49%
AFP Integra	12,477,642	13.22%
AFP Unión Vida	10,734,905	11.37%
AFP Horizonte	10,033,144	10.63%
AFP Profuturo	6,254,560	6.63%
________________________________________
(1)	As a percentage of issued and outstanding shares (including shares held by BCP, ASHC and PPS).
(2)	Includes Common Shares directly or indirectly owned by Dionisio Romero and his family or companies owned or controlled by him. Mr. Romero is the Chairman and Chief Executive Officer of Credicorp.

     Approximately 44% of the total issued and outstanding Common Shares are currently held in 2,220 individual accounts with Cavali, a Peruvian securities clearing company.

     As of April 30, 2005, 79,761,472 Common Shares (excluding the 14,620,845 shares held by ASHC) were outstanding, of which approximately 39% were held in the United States. As of such date, there were 71 registered holders of Common Shares in the United States. Because certain of these

Common Shares were held by brokers or other nominees and due to the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders. Credicorp is not directly or indirectly controlled by another corporation or by any foreign government.

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

     As of December 31, 2004, loans and other contingent credits to BCP related parties were US$41.9 million in the aggregate, including US$30.0 million in outstanding loans, which comprised approximately 0.7% of BCP’s total loan portfolio. These loans and other contingent credits were ranked in the following risk categories at December 31, 2004: Class A (normal credits)—91.8%; Class B (potential problems)—0%; Class C (substandard)—8.2%; Class D (doubtful)—0%; and Class E (loss)—0%.

     At December 31, 2004, loans and other credits to employees of BCP amounted to US$10.9 million, of which US$6.8 million represented home mortgage loans.

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

     BCP purchases certain security services from a company controlled by a BCP related party. Total fees paid by BCP thereto during 2004 for security services were S/.7.9 million (US$2.5 million). Such related party transactions have been conducted in the ordinary course of business and on terms no less favorable than could be obtained from unaffiliated third parties.

     (iii) ASHC

     Certain related parties of ASHC (the “ASHC related parties”) have been involved, directly or indirectly, in credit transactions with ASHC. The term “ASHC related parties” includes other affiliated entities in which there exists control or significant influence through common ownership, management or directorship. As of December 31, 2004, loans and other credits outstanding to ASHC’s related parties were US$9.5 million in the aggregate, all of which were direct cash loans, representing 6.2% of the total loan portfolio. None of these loans and other credits were classified as substandard or below.

     Management believes that, in accordance with ASHC’s policies, all loans and credits to related parties have been made on terms no more favorable than the best terms that ASHC offers to the public.

     (iv) PPS

     PPS provides insurance services to certain of its principal shareholders, directors and officers, as permitted by Law 26702. See “Item 4. Information on the Company— (B) Business Overview—(11) Supervision and Regulation—(iii) PPS—Related Party Transactions.” In the case of “related companies,” entities controlled by shareholders owning more than 4% of PPS or by members of PPS’s Board of Directors, insurance services are offered and sold on an arm’s-length basis. PPS charges a market price for these services. As of December 31, 2004, insurance premiums to related companies amounted to US$13.2 million. These insurance premiums comprise approximately 3.6% of PPS’s total premiums written during 2004 (5.7% in 2003).

     PPS purchases security services from a company controlled by a related party of a principal shareholder of Credicorp. Service payments thereto during 2004, were US$437,000. All such related party transactions are conducted on an arm’s-length basis, and PPS pays the market price for these services.

     As of December 31, 2004, loans and other credits to employees of PPS amounted to US$187,000, of which a substantial majority represented home mortgage loans.

(C) Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

     Consolidated Financial Statements

     See “Item 19. Exhibits” for a list of financial statements filed under Item 18.

     Legal Proceedings

     Credicorp and its subsidiaries are involved in certain legal proceedings incidental to the normal conduct of their businesses. In addition, Credicorp was involved in certain legal proceedings in connection with its acquisition of Banco Tequendama. See “Item 4. Information on the Company—(C) Organizational Structure.” Credicorp does not believe that any potential liabilities resulting from such proceedings would have a material adverse effect on the financial condition or results of operation of Credicorp or any of its subsidiaries.

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

     Credicorp will rely almost exclusively on dividends from its subsidiaries for the payment of dividends to holders of Common Shares and for corporate expenses, and is able to cause its subsidiaries to declare dividends, subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations. To the extent Credicorp’s subsidiaries do not have funds available or are otherwise restricted from paying dividends to Credicorp, Credicorp’s ability to pay dividends on the Common Shares will be adversely affected. Currently, there are no restrictions on the ability of BCP, ASHC, PPS, or any other Credicorp subsidiary to remit dividends abroad. In addition, BCP and PPS intend to declare and pay dividends in Nuevos Soles, whereas Credicorp intends to declare and pay dividends in U.S. Dollars. If the value of the Nuevo Sol falls relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of such dividends to Credicorp would be adversely affected. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Controls.”

     The following table shows cash and stock dividends paid by Credicorp in the periods indicated:

	Number of Shares
	Entitled	Cash Dividends	Stock Dividends
Year ended December 31,	to Dividends	Per Share	Per Share

1998	85,801,738	US$ 0.45	0.10
1999	94,382,317	US$ 0.20	0.00
2000	94,382,317	US$ 0.10	0.00
2001	94,382,317	US$ 0.10	0.00
2002	94,382,317	US$ 0.40	0.00
2003	94,382,317	US$ 0.30	0.00
2004	94,382,317	US$ 0.40	0.00

     On February 17, 2005, the Board declared a cash dividend of US$0.80 per Common Share held at the close of business on April 19, 2005, which was distributed on May 2, 2005.

(B) Significant Changes

     In June 2005, Credicorp’s Board of Directors adopted amendments to the policies of the Audit Committee in response to the requirements of the U.S. Sarbanes-Oxley Act of 2002. The amended policies include a detailed description of the Audit Committee’s oversight role in ensuring the integrity of Credicorp’s financial statements, compliance with legal requirements, the independence and qualifications of auditors, and sufficiency of Credicorp’s disclosure controls and procedures and internal controls over financial reporting. The policies were also updated to reflect the independence requirements and the financial expert requirements of the Audit Committee pursuant to the U.S. Sarbanes-Oxley Act of 2002.

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

			Average
			Daily
	High(1)	Low(1)	Volume

2000	$ 12.75	$ 5.50	111,526
2001	$ 9.41	$ 5.94	67,296
2002	$ 10.10	$ 6.91	38,371
2003	$ 13.38	$ 9.35	41,931
2004	$ 15.87	$ 12.00	22,184

2003
First quarter	$ 10.74	$ 9.41	29,775
Second quarter	$ 10.48	$ 9.35	44,417
Third quarter	$ 10.15	$ 9.45	67,443
Fourth quarter	$ 13.38	$ 10.05	26,961
2004
First quarter	$ 14.68	$ 12.00	31,995
Second quarter	$ 13.08	$ 12.36	26,875
Third quarter	$ 14.04	$ 12.65	13,984
Fourth quarter	$ 15.87	$ 14.05	15,824
2005
First quarter	$ 19.33	$ 15.60	20,378
Second quarter (through June 10)	$ 19.89	$ 17.30	38,124
________________________________________
Source: Economatica
(1)	The Common Share prices shown above have been adjusted retroactively to reflect stock dividends. Credicorp declared a stock dividend on February 26, 1998 of 0.100 Common Shares for each Common Share held at the close of business on March 31, 1998. Credicorp has not declared a stock dividend since 1998.

     The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for the Common Shares on the Lima Stock Exchange.

			Average
			Daily
	High(1)	Low(1)	Volume

2000	$ 12.60	$ 5.70	64,423
2001	$ 9.40	$ 5.90	41,302
2002	$ 10.06	$ 7.01	39,355
2003	$ 12.60	$ 9.38	29,701
2004	$ 15.70	$ 12.08	21,564

2003
First quarter	$10.70	$ 9.38	36,588
Second quarter	$10.45	$ 9.41	15,706
Third quarter	$10.05	$ 9.45	50,412
Fourth quarter	$12.60	$10.40	16,571
2004
First quarter	$ 15.02	$ 12.08	11,426
Second quarter	$ 13.00	$ 12.30	55,920
Third quarter	$ 14.13	$ 12.61	10,938
Fourth quarter	$ 15.70	$ 13.85	8,275
2005
First quarter	$ 19.20	$ 15.60	11,869
Second quarter (through June 10)	$ 19.81	$ 17.30	23,649
________________________________________
Source: Economatica
(1)	The Common Share prices shown above have been adjusted retroactively to reflect stock dividends. Credicorp declared a stock dividend on February 26, 1998 of 0.100 Common Shares for each Common Share held at the close of business on March 31, 1998.
Credicorp has not declared a stock dividend since 1998.

     The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the New York Stock Exchange.

	High	Low

2004
December	$15.87	$15.50
2005
January	$17.80	$15.60
February	$19.00	$17.40
March	$19.33	$17.09
April	$18.42	$17.30
May	$19.89	$17.40
June (through June 10)	$19.50	$18.88
________________________________________
Source: Economatica

     The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the Lima Stock Exchange.

	High	Low

2004
December	$15.70	$15.39
2005
January	$17.60	$15.60
February	$18.95	$17.12
March	$19.20	$17.06
April	$18.50	$17.34
May	$19.81	$17.30
June (through June 10)	$19.40	$18.72
________________________________________
Source: Economatica

     On June 10, 2005, the last sale price of the Common Shares on the New York Stock Exchange was US$19.36 per share. On June 10, 2005, the closing price of the Common Shares on the Lima Stock Exchange was US$19.15 per share.

(B) Plan of Distribution

     Not applicable.

(C) Markets

     The Lima Stock Exchange

     (i) Trading

     As of December 2004, there were 230 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange), Perú’s only securities exchange, which was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. Trading hours are Monday through Friday as follows: 9:00 a.m.—9:30 a.m. (pre-market ordering); 9:30 a.m.—1:30 p.m. (trading); and, 1:30 p.m.—2:00 p.m. (after market sales). Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of transactions currently take place on the electronic system.

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

     The Peruvian stock market capitalization increased, in U.S. Dollar terms, 3.3% in 2001, again by 15.9% in 2002, by 27.7% in 2003 and a further 25.0% in 2004. Volume in the Peruvian market is highly concentrated, with the ten most actively traded companies representing approximately 72% of total traded value of equity securities during 2004. Total traded volume was US$3.4 billion in 2001, and declined to US$2.9 billion in 2002, and further to US$2.3 billion in 2003, but increased to US$2.5 billion in 2004.

Average daily traded volume was US$13.8 million in 2001, declined to US$11.7 million in 2002, and further to US$9.0 million in 2003, but increased to US$9.9 million in 2004.

     The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange (IGBVL), after increasing, in U.S. Dollar terms, 0.2% in 2001, and 16.3% in 2002 and 76.3% in 2003, increased again by 60.5% in 2004.

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

     Pursuant to the Securities Market Law, a guarantee fund must be maintained by the Lima Stock Exchange and funded by its member firms. The actual contributions to be made by the 21 member firms of the Lima Stock Exchange are based on volume traded over the exchange. At present, the fund has approximately S/.20 million (US$6.0 million), which exceeds the target set by the regulations based on the exchange’s total traded volume. In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried outside the exchange in favor of CONASEV. The manner in which such guarantees are generally established is through stand-by letters of credit issued by local banks.

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

     At the Annual General Shareholders’ Meeting held on March 31, 2005, an amendment to the Bye-Laws was adopted whereby the number of Directors was increased from six to eight and the classification of Directors and the staggering of their terms was removed and replaced with three-year terms to be served until the end of the Annual General Shareholders’ Meeting for the year in which their respective terms expire. The main reasons for these amendments were to give more stability to the administration of Credicorp and to give pension funds (AFPs), whose ownership of Common Shares has steadily increased (see “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders”), direct representation on the Board of Directors. Mr. Ortiz de Zevallos and Mr. Suárez were elected to the two newly created directorships to represent the pension funds.

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

     Although substantially all of the customers of BCP, ASHC and PPS are located in Perú, as of December 31, 2004, approximately 83.5% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio and 66.2% of PPS’s premiums were denominated in U.S. Dollars. A devaluation of the Nuevo Sol would therefore have the effect of increasing the cost to the borrower or insured of repaying these loans or making premium payments, in Nuevo Sol terms, which is the currency in which most of the customers of BCP, ASHC and PPS generate revenues. As a result, a devaluation could lead to increased nonperforming loans or unpaid premiums.

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

     As an exempted company, Credicorp is liable to pay in Bermuda an annual government fee based upon its authorized share capital and the premium on its issued Common Shares, which amounted to the approximate equivalent of US$16,695 in 2004, remaining unchanged from the amount paid in 2003.

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

     Market risk is the risk of loss to future earnings, to fair values, or to future cash flows, related to financial instruments registered or not on Credicorp’s balance sheet, arising from adverse changes in market factors that affect their valuation, such as interest rates, foreign currency exchange rates, commodity prices, and other relevant market or price changes. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits, borrowings, as well as derivative instruments. Special emphasis is placed in managing exposure due to mismatched positions in maturities, foreign currency and interest rates.

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

     Asset and Liability Management

     Credicorp’s exposure to market risk is a function of its investment and trading activities, as well as the structure and composition of its assets and liabilities. Credicorp’s Asset and Liability Management (“ALM”) policy seeks to ensure sufficient liquidity to meet operational funding requirements, as well as to supervise, measure and control interest rate risks, exchange risks, and market risks on securities trading positions. Credicorp, through its various operating units, applies non-statistical and statistical models, such as the Value-at-Risk (“VaR”) methodology for the ALM tasks.

     At BCP, decisions regarding management of liquidity, interest rate policy, foreign exchange position and other significant ALM matters are made by the Market Risk Committee which consists of a member of the Board of Directors, the General Manager, the Executive Vice President, Credicorp’s Senior Vice President, Insurance, two Central Managers, six Division Managers and the Head of the Market Risk Unit. The Committee meets monthly. Additionally BCP has an Asset and Liability Committee (“ALCO”) that meets monthly to review the overall risk exposure and to decide on strategies to improve its financial structure. Also, BCP’s Capital Markets division has an Investment Committee, that makes decisions on positions held on all possible types of securities.

     Day-to-day ALM decisions are made by the Central Manager of Finance and the Treasury Department and reviewed in the weekly senior management meeting. The Market Risk Unit is in charge of the measurement, control and follow-up of all positions that involve market risk exposure.

     At ASHC, decisions regarding asset and liability management are made by the President and Senior Vice President, Manager of Operations and Administration and the Chief Financial Officer. ASHC has an Investment Committee in charge of putting forward possible limits by type of exposure and to monitor the risk profile of ASHC’s various investment portfolios.

     Credicorp uses a variety of tools to measure market risks arising from changes in the price of financial instruments and securities prices. Non-statistical methods to measure market risks include: position limits for each trading activity and their allowable risk (“Stop-loss”), marking of all positions to market, profit and loss statements, position reports, and independent verification of the pricing of positions. The statistical estimation of potential losses under adverse market conditions is considered an important tool in the market risk measurement at Credicorp, and for that purpose the VaR methodology is used for certain market risks in its historic simulation version at a 99% confidence level. Testing exercises are performed periodically by which VaR estimates are compared with actual results.

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

     Additionally, the risk analysis of the investment portfolio is complemented by various indicators including the Degree of Portfolio Diversification, which measures the concentration of investments taking into account their risk factors, and VaR as a percentage of the investment, which measures the risk level assumed in a specific segment of the portfolio. As of year-end 2004, BCP maintains a Degree of Portfolio Diversification of 48% (78% in 2003) and a ratio of VaR over total portfolio of 0.11% (0.39% in 2003). BCP has established VaR limits and Stop-loss limits alerts as a function of the maximum potential losses in unfavorable market scenarios that it is willing to assume in the portfolio of each type of security.

     BCP’s Market Risk Unit issues on a daily basis to the Treasurer and trading managers and to the Chief Financial Officer, reports on positions, profits and losses, VaR results, as well as a series of alerts that have been incorporated using VaR estimates. The Market Risk Committee is provided reports on a monthly basis. Credicorp believes that these procedures, which stress timely communication between the Market Risk Unit and senior management, are important elements of the risk management process.

     The following table shows the maturities of Credicorp’s marketable investment securities by type at December 31, 2004. See “Item 4. Information on the Company— (B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

			After 3
			months
	Within		But within				Fair
	3 months		1 year		Total		Value

	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian Government Bonds	US$	0	US$	33,731	US$	33,731	US$	33,731
Equity securities		8,073		0		8,073		8,073
Bonds and debentures		0		0		0		0
Peruvian Central Bank certificate notes		0		0		0		0
Other investments		106		0		106		106

Total Nuevo Sol-denominated	US$	8,179	US$	33,731	US$	41,910	US$	41,910
Foreign Currency-denominated:
Equity securities	US$	2,906	US$	0	US$	2,906	US$	2,906
Bonds		0		3,824		3,824		3,824
Investment in Peruvian debt		0		0		0		0
Other investments		0		53,448		53,448		53,448
Total Foreign Currency-denominated	US$	2,906	US$	57,272	US$	60,178	US$	60,178

Total securities holdings	US$	11,085	US$	91,003	US$	102,088	US$	102,088

     Since 2001, Credicorp applies IAS 39 “Financial Instruments: Recognition and Measurement.” IAS 39 requires that investments be carried at market value, which is similar to their fair values (see Note 3(h) to the Credicorp Consolidated Financial Statements).

     The foreign currency-denominated Other investments, US$53.4 million in the preceding table, are principally composed of US$42.4 million of treasury bonds of various foreign governments and US$11.0 million of shares in mutual funds and fixed income securities of foreign financial institutions.

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

     The following table shows the maturities of Credicorp’s available for sale investment securities by type at December 31, 2004. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

					Maturing
					After 5
			After 1 year		years
	Within		But within		But within		After 10				Fair
	1 year		5 years		10 years		years		Total		Value

	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$	0		0	US$	22,863	US$	0	US$	22,863	US$	22,863
Equity securities (1)		104,712		0		0		0		104,712		104,712
Bonds and debentures		6,385		52,095		9,398		0		67,878		67,878
Peruvian Central Bank certif. notes		643,497		38,921		0		0		682,418		682,418
Other investments		5,501		387		0		0		5,888		5,888

Total Nuevo Sol-denominated	US$	760,095	US$	91,403	US$	32,261	US$	0	US$	883,759	US$	883,759
Foreign Currency-denominated:
Equity securities	US$	65,667	US$	0	US$	0	US$	0	US$	65,667	US$	65,667
Bonds		200,493		291,235		94,955		19,895		606,578		606,578
Investment in Peruvian debt		22,335		72,435		12,532		239,843		357,145		357,145
Other investments		93,064		105,649		5,297		0		204,010		204,010
Total Foreign Currency-denominated	US$	391,559	US$	469,319	US$	112,784	US$	259,738	US$	1,233,400	US$	1,233,400

Total securities holdings	US$	712,593	US$	560,722	US$	145,045	US$	259,738	US$	2,117,159	US$	2,117,159

________________________________________
(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year, while other equity securities are categorized according to their maturity.

     The foreign currency-denominated Other investments, US$204.0 million in the preceding table, are principally composed of US$69.3 million of shares in various mutual funds, US$76.0 million of treasury bonds of foreign governments and US$41.4 million in required deposits reserves managed by the Bolivian Central Bank in the Fondo RAL.

     Interest Rate Risk Management

     A key component of Credicorp’s asset and liability management policy is the management of adverse changes in earnings as a result of changes in interest rates. The management of interest rate risk relates to the timing and magnitude of the repricing of assets compared to liabilities and attempts to control of risks associated with movements in interest rates. Credicorp hedges some of its interest rate risk through the use of interest rate derivative contracts. As part of the management of interest rate risks, both of BCP’s Market Risk Committee and ALCO may direct changes in the composition of the balance sheet.

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

     The following table reflects, according to maturity and by currency, the interest-earning assets and interest-bearing liabilities of Credicorp as of December 31, 2004, and may not be representative of positions at other times. In addition, variations in interest rate sensitivity may arise within the repricing periods presented or among the currencies in which interest rate positions are held. Credicorp actively monitors and manages its interest rate sensitivity and has the ability to reprice relatively promptly both its interest-earning assets and interest-bearing liabilities. On the basis of its gap position at December 31,

2004, Credicorp believes that a significant increase or decrease in interest rates would not reasonably be expected to have a material effect on Credicorp’s financial condition or results of operations.

	Earliest Repricing Interval at December 31, 2004

	Overnight		Total
	to	Over 3 to	within	Over 1	Over 5
	3 months	12 months	One year	to 5 years	Years	Total

	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Assets:
Loans, net	US$505,915	US$59,724	US$565,639	US$83,723	US$124	US$649,486
Investment securities	89,251	574,323	663,574	55,185	7	718,766
Deposits in other banks	32,631	6,094	38,725	0	0	38,725

Total	627,797	640,141	1,267,938	138,908	131	1,406,977

Liabilities:
Demand and saving deposits(1)	403,429	177,861	581,290	11,258	762	593,310
Time deposits	283,764	143,817	427,581	13,897	0	441,478
Interbank deposits received	78,038	2,027	80,065	0	0	80,065
Bonds and other liabilities	8,476	19,900	28,376	112,214	16,232	156,822

Total	773,707	343,605	1,117,312	137,369	16,994	1,271,675

Interest Sensitivity gap	-145,910	296,536	150,626	1,539	-16,863	135,302
Cumulative interest sensitivity gap	-145,910	150,626	150,626	152,165	135,302	135,302
Cumulative interest-earning assets	627,797	1,267,938	1,267,938	1,406,846	1,406,977	1,406,977
Cumulative interest sensitivity gap	-23.24%	11.88%	11.88%	10.82%	9.62%	9.62%
Foreign Currency-denominated:
Assets:
Loans, net	1,619,523	932,809	2,552,332	549,767	161,250	3,263,349
Investment securities	187,268	188,836	376,104	297,312	73,146	746,562
Deposits in other banks, and
Other instruments	1,218,162	39,902	1,258,064	2,442	0	1,260,506
Total	3,024,953	1,161,547	4,186,500	849,521	234,396	5,270,417
Liabilities:
Demand and saving deposits(1)	1,095,912	399,120	1,495,032	8,852	0	1,503,884
Time deposits	1,611,458	573,392	2,184,850	125,771	22,946	2,333,567
Interbank deposits received and
Borrowings	195,143	108,696	303,839	63,941	68,249	436,029
Bonds and mortgage notes	39,458	42,957	82,415	172,646	87,767	342,828

Total	2,941,971	1,124,165	4,066,136	371,210	178,962	4,616,308

Interest sensitivity gap	82,982	37,382	120,364	478,311	55,434	654,109
Cumulative interest sensitivity gap	82,982	120,364	120,364	598,675	654,109	654,109
Cumulative interest-earning assets	3,024,953	4,186,500	4,186,500	5,036,021	5,270,417	5,270,417
Cumulative interest sensitivity gap	2.74%	2.88%	2.88%	11.89%	12.41%	12.41%
Total interest sensitivity gap	-62,928	333,918	270,990	479,850	38,571	789,411
Cumulative interest sensitivity gap	-62,928	270,990	270,990	750,840	789,411	789,411
Total interest-earning assets	3,652,750	1,801,688	5,454,438	988,429	234,527	6,677,394
Cumulative interest-earning assets	3,652,750	5,454,438	5,454,438	6,442,867	6,677,394	6,677,394
Cumulative interest sensitivity gap
as a percentage of cumulative
interest earning assets	-1.72%	4.97%	4.97%	11.65%	11.82%	11.82%

________________________________________
(1)	Includes CTS deposits

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

     The forward looking simulation results reflect changes between a most likely to occur interest rate base case scenario and a stress test applied to interest earning assets and liabilities as of December 31, 2004. Interest rate scenarios are separately devised for U.S. Dollar and Nuevos Soles-denominated rates. As of December 31, 2004, Credicorp’s banking subsidiaries had a very short term cumulative negative gap with US$62.9 million more liabilities than assets repricing within three months. This amounts to 1.72% of cumulative interest earning assets, which changes to a positive cumulative gap with US$271.0 million more assets than liabilities repricing within one year, or 0.97% of cumulative interest earning assets.

     Considering that the consensus in the market is for a continued generalized increase in interest rates, the base case scenario analyzes the effect on financial margins in the next twelve months of a 100 basis points increase in Nuevos Soles-denominated interest rates as well as in U.S. Dollar-denominated rates. The base case scenario shows an impact of these variations resulting, for the next twelve months, in an increase of pre-tax net interest income of approximately US$1.6 million, or 0.4% of net interest income in 2004, which is the outcome of a shorter repricing period for assets with respect to liabilities.

     A stress test was simulated in which U.S. Dollar rates are assumed to immediately increase up to 100 basis points higher than the base case rates, which corresponds to the highest annual change in the last two years. The "shock" scenario for Nuevos Soles-denominated interest rates was constructed immediately changing rates at all repricing intervals, increasing rates by 200 basis points, approximately the highest annual change in the past two years. The stress tests resulted in a total pre-tax net interest income increase of approximately US$8.4 million, or 2.2% of year 2004 net interest income.

     Gap simulation analysis has several shortcomings, one of which is its “static” nature, that is, it does not consider ongoing loan and deposit activity, and another of which is the inadequate treatment of individually negotiated loan and deposit rates, as in prime client cases, or the finer breakdown of rates applicable to different business segments. Furthermore, more than 50% of Credicorp’s interest bearing deposits can be unilaterally modified causing difficulties in establishing the expected repricing period of these products in the simulations. Additionally, Credicorp considers within the Foreign Currency category not only U.S. Dollar-denominated transactions, but also the currency of its subsidiary in Bolivia, which may present different trends in certain periods but, due to its relative small value, do not significantly affect the results of the analysis.

     Exchange Rate Sensitivity

     Credicorp’s market risk exposure to foreign currency exchange fluctuations is attributed to its net asset or net liability positions in currencies other than U.S. Dollars. Exchange rate risk management policies include nominal and stop-loss limits, approved by the Market Risk Committee, as well as VaR alerts reviewed on a daily basis, where excesses are immediately reported.

     Adverse fluctuations in foreign exchange rates may result in losses principally from the exposure to Nuevos Soles, which amounted to a net asset position of US$73.0 million at December 31, 2004 (US$437.0 million net liability position at December 31, 2003), and to a lesser extent to positions in other currencies, which had a net asset position of US$84.5 million at December 31, 2004 (net asset position of US$38.3 million at December 31, 2003). See Note 23 to the Credicorp Consolidated Financial Statements. Considering foreign currency forward contracts, the Nuevos Soles exposure increases to a net asset position of US$284.5 million at December 31, 2004, and also increases in other currencies to a net asset position of US$84.5 million at the same date.

     Earnings sensitivity is estimated by directly applying expected foreign currency devaluation or revaluation rates on the above net positions. The Nuevos Soles net asset position results in exchange gains whenever the Peruvian currency raises its value against the U.S. Dollar, while a devaluation would generate exchange losses. A 10% change in the Nuevo Sol exchange rate would generate a US$7.3 million gain or loss in case of revaluation or devaluation, respectively. Given the evolution of the exchange rate in past years, a significant devaluation scenario for the Nuevo Sol is very unlikely for the next twelve months. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Controls.” The net asset position in other foreign currencies is principally composed of Bolivian Bolivianos and Colombian Pesos (until the sale of Banco Tequendama in March 2005). Management expects that the exchange risk in these currencies will not be significant, although some exposures are managed from time to time through foreign exchange forward contracts.

     As of December 31, 2004, Credicorp’s total U.S. Dollar-denominated monetary assets were US$6,260.8 million and its U.S. Dollar-denominated liabilities were US$5,653.5 million, resulting in a net U.S. Dollar asset position of US$607.3 million (US$969.3 million at December 31, 2003). Of such amount, approximately 20% represented the net U.S. Dollar asset position of Credicorp’s non-Peruvian subsidiaries that conduct most of their operations in U.S. Dollars. Credicorp considers its net U.S. Dollar asset position to be reasonable in view of the volume of its foreign currency activities and the environment in which it operates. Historically, in order to provide some protection from the combined effects of devaluation and inflation, Credicorp has followed the policy of maintaining the sum of its net U.S. Dollar assets, real estate assets and investments in equity securities at least equal to shareholders’ equity. In 2004, due to the continued strength of the Peruvian currency, this policy was relaxed allowing for up to a US$200 million difference, which led to the reduction in the net U.S. Dollar asset position.

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

     As of December 31, 2004, the notional amount of outstanding forward contracts was approximately US$466.2 million (US$313.9 million as of December 31, 2003), with maturities for periods less than a year. All of those contracts were signed solely to serve customer needs and the exchange risk was hedged with operations amounting to a net of US$211.5 million in excess of sales. Interest rate swap operations at year-end 2004 amounted to US$212.4 million (US$98.1 million in 2003). These contracts are recorded at fair value, recording both realized and unrealized gains and losses in the consolidated income statements.

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

(B) Dividend Arrearages

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Credicorp’s management, with the participation of and under the supervision of Credicorp’s principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of Credicorp’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004. Based on that evaluation, Credicorp’s management, its principal executive officer and its principal financial officer have concluded that Credicorp’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Credicorp in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms.

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

     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Credicorp will be required to make certain certifications regarding its internal controls over financial reporting by the end of its fiscal year 2006. During 2004, Credicorp undertook significant steps necessary to comply with Section 404. In particular, the processes that will have a significant impact on the most important accounts at BCP and other subsidiaries have been identified and classified by degree of complexity and critical importance. An internal methodology was developed to document these processes, assess risks and determine the effectiveness of the internal controls over financial reporting.

     Credicorp will continue these efforts during 2005, including completing process evaluations at Credicorp’s smaller subsidiaries. In addition, computer programs are being implemented to allow continuous monitoring, assessment and documentation of our internal controls.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth for each of the years indicated, the fees paid to our independent auditor Medina, Zaldívar, Paredes & Asociados, members of Ernst & Young Global for the audit of Credicorp’s financial statements for the years ended December 31, 2003 and 2004, respectively. The Audit Committee recommends the appointment of the independent auditor every fiscal year, and the auditor is appointed at the Annual General Shareholders’ Meeting.

	Years ended December 31,

	2003	2004

	(U.S. Dollars in thousands)

Audit	US$ 974	US$ 1,132
Audit – Related	—	14
Tax	28	7
All Other	154	134

Total	US$ 1,156	US$ 1,287
________________________________________

     Audit fees correspond to audit services performed (i) in the review of Credicorp’s consolidated financial statements, and (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements. Audit fees also include expenses related to the audit work. During 2004, the Audit Committee did not approve any additional audit fees.

     Audit-related fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include “due diligence” tasks related to possible acquisitions; advisory services related to accounting or financial reports; assistance in the understanding and/or implementation of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters previously agreed with Credicorp’s management; and advisory services on internal control procedures. Credicorp’s independent auditor performed due diligence tasks related to the acquisition of Novasalud EPS, a health insurance company acquired by PPS in March 2004, which was merged with Pacífico Salud in August 2004.

     Tax fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and consisted principally of tax compliance, advisory and planning services. During 2004, tax fees included advisory services related to services performed in Chile.

     All Other fees mainly relate to services performed in 2003 and 2004 by the Business Advisory Service unit of Ernst & Young related to documentation of procedures.

     Audit Committee Pre-Approval Policies and Procedures

     The Audit Committee must approve all of the services the independent auditors provide as part of its responsibility in supervising their work. There are two types of approvals. The Audit Committee grants a “general approval” in advance to a list of services that the independent auditor may provide without further approval required by the Audit Committee. A general approval is valid for 12 months from the date of approval unless the Audit Committee determines a different period of validity should apply. The Audit Committee also grants “specific approval” for services that do not have general approval on a case-by-case basis. All of the services that do not have general approval need specific approval from the Audit Committee before any agreement is signed with the independent auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. When considering granting any type of approval, the Audit Committee considers whether the requested services are consistent with the SEC’s rules regarding the independence of the external auditors.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     Please refer to “Item 19. Exhibits.”

ITEM 19. EXHIBITS

Page
Credicorp Consolidated Financial Statements	F-1

(a) Index to Financial Statements and Schedules

Index to Financial Statements	F-2

Report of Medina, Zaldívar, Paredes & Asociados, members of Ernst & Young Global,	F-3
Independent Accountants

Consolidated Balance Sheets as of December 31, 2004 and 2003	F-5

Consolidated Statements of Income for the Years Ended
December 31, 2004, 2003 and 2002	F-7

Consolidated Statements of Changes in Shareholders’ Equity
for the Years Ended December 31, 2004, 2003 and 2002	F-9

Consolidated Statements of Cash Flows for the Years Ended December 31,
2004, 2003 and 2002	F-11

Notes to Consolidated Financial Statements	F-13

Report of Dongo-Soria Gaveglio y Asociados, a member firm of PricewaterhouseCoopers,	F-71
Independent Auditors

All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the consolidated financial statements or notes thereto.

(b) Index to Exhibits

1.1	Bye-Laws of Credicorp Ltd., as amended March 31, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDICORP LTD.

By:	/s/ WALTER BAYLY
Name:	Walter Bayly
Title:	Chief Financial and Accounting Officer

Dated: June 30, 2005

CREDICORP CONSOLIDATED FINANCIAL STATEMENTS

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2004, 2003 and 2002 together with the Report of Independent Auditors

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2004, 2003 and
2002 together with the Report of Independent Auditors

Content

Report of Independent Auditors

Consolidated financial statements

Consolidated balance sheets
Consolidated income statements
Consolidated statements of changes in shareholders’ equity
Consolidated cash flow statements
Notes to the consolidated financial statements

Report of Independent Auditors

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Credicorp Ltd. and Subsidiaries as of December 31, 2002, were audited by other independent auditors whose report, dated February 12, 2003, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Auditors (continued)

In our opinion, the 2004 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of its operations and cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS).

International Financial Reporting Standards vary in certain respects from U.S. generally accepted accounting principles. Application of U.S. generally accepted accounting principles would have affected the consolidated shareholders’ equity as of December 31, 2004 and 2003, and the consolidated net income for the year then ended to the extent summarized in note 26 to the consolidated financial statements.

Countersigned by:

/s/ Juan Paredes Juan Paredes C.P.C. Register Nº22220	/s/ Medina, Zaldivas, Paredes & Asociados Medina, Zaldivas, Paredes & Asociado

Lima, Peru,
February 21, 2005
except for Notes 25 and 26, as to which the date is
June 22, 2005

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets
As of December 31, 2004 and 2003

	Note	2004	2003
		US$(000)	US$(000)
Assets
Cash and due from banks:	4
Non-interest bearing		251,561	228,965
Interest bearing		1,593,900	1,386,095

		1,845,461	1,615,060
Investments:
Trading securities	5	102,534	98,746
Investments available-for-sale	6	2,128,522	1,652,313

		2,231,056	1,751,059
Loans, net:	7
Loans, net of unearned income		4,589,729	4,516,894
Allowance for credit losses		(253,408)	(306,758)

		4,336,321	4,210,136
Premiums and other policies receivable		60,665	60,057
Reinsurance receivable		35,453	45,904
Property, furniture and equipment, net	8	246,712	264,533
Due from customers on acceptances		47,635	50,284
Assets seized, net	9	64,873	89,030

Other assets	10	219,384	235,720

Total assets		9,087,560	8,321,783

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets (continued)
As of December 31, 2004 and 2003

	Note	2004	2003
		US$(000)	US$(000)

Liabilities and shareholders’ equity
Deposits and other obligations:	11
Non-interest bearing		1,219,695	850,861
Interest bearing		5,076,504	5,149,244

		6,296,199	6,000,105

Due to banks and correspondents	12	431,052	274,237
Bankers’ acceptances outstanding		47,635	50,284
Reserves for insurance claims	13	398,439	303,587
Reserves for unearned premiums		72,327	66,084
Reinsurance payable		23,612	33,043
Other liabilities	10	243,869	191,411
Bonds issued	14	423,977	419,461

Total liabilities		7,937,110	7,338,212

Minority interest		85,253	72,841

Shareholders’ equity	15
Capital stock		471,912	471,912
Treasury stock		(73,107)	(73,177)
Capital surplus		140,693	140,500
Reserves		269,527	269,527
Retained earnings		256,172	101,968

Total shareholders’ equity		1,065,197	910,730

Total liabilities and shareholders’ equity		9,087,560	8,321,783

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated income statements
For the years ended December 31, 2004, 2003 and 2002

	Note	2004	2003	2002
		US$(000)	US$(000)	US$(000)

Interest and dividends income
Interest on loan transactions		426,537	452,950	420,341
Interest on deposits in banks		20,146	18,826	36,516
Interest from trading securities and investments
available-for-sale		81,276	62,458	63,705
Dividends on investments		2,256	4,624	2,293
Other interest income		12,627	9,427	9,019

Total interest and dividends income		542,842	548,285	531,874

Interest expense
Interest on deposits		(105,000))	(109,291)	(126,338)
Interest on bonds issued		(27,651)	(28,068)	(22,113)
Interest on due to banks and correspondents		(16,366)	(17,235)	(25,285)
Other interest expenses		(11,281)	(8,986)	(4,334)

Total interest expense		(160,298)	(163,580)	(178,070)

Net interest and dividends income		382,544	384,705	353,804

Provision for credit losses	7(f)	(16,131)	(66,421)	(99,596)

Net interest and dividends income after
provision for credit losses		366,413	318,284	254,208

Other income
Banking services commissions		201,474	189,472	177,305
Net gain on foreign exchange transactions		24,165	23,681	22,582
Net gain (loss) on sales of securities		10,135	3,235	(1,097)
Other	20	8,105	23,227	11,651

Total other income		243,879	239,615	210,441

Insurance premiums and claims
Net premiums earned	19	192,672	125,115	125,218
Net claims incurred		(34,791)	(23,844)	(23,701)
Increase in costs for life and health policies		(119,534)	(75,930)	(74,200)

Total net income from premiums earned		38,347	25,341	27,317

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated income statements (continued)

	Note	2004	2003	2002
		US$(000)	US$(000)	US$(000)

Other expenses
Salaries and employees’ benefits		(202,729)	(193,563)	(183,468)
Administrative expenses		(153,096)	(147,593)	(133,502)
Depreciation and amortization		(41,742)	(43,660)	(41,338)
Provision for assets seized	9(b)	(14,639)	(13,588)	(15,094)
Merger expenses	2	(3,742)	(18,587)	-
Goodwill amortization	10(c)	(4,853)	(4,223)	(3,033)
Other	20	(42,869)	(27,746)	(27,751)

Total other expenses		(463,670)	(448,960)	(404,186)

Income before translation result, income tax and
minority interest		184,969	134,280	87,780

Translation result		2,040	(3,675)	(2,482)
Income tax	16(b)	(45,497)	(39,695)	(32,628)
Minority interest		(10,765)	(10,303)	(10,287)

Net income		130,747	80,607	42,383

Basic and diluted earnings per share in United
States dollars	21	1.64	1.01	0.53

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in shareholders’ equity
For the years ended December 31, 2004, 2003 and 2002

	Number of shares issued, note 21
		Capital stock	Treasury stock	Capital surplus		Retained earnings
					Reserves		Total
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1st , 2002	94,382	471,912	(74,605)	139,020	104,104	156,342	796,773
Decrease in treasury stock	-	-	1,428	1,480	-	-	2,908
Cash dividends, note 15(d)	-	-	-	-	-	(15,987)	(15,987)
Net unrealized loss from investments
available-for- sale, note 6(b)	-	-	-	-	-	(14,444)	(14,444)
Transfer of net realized loss and
impairment losses from investments
available-for-sale to the operations results, net of realized gains, note 6(b)	-	-	-	-	-	12,167	12,167
Net income	-	-	-	-	-	42,383	42,383

Balances as of December 31, 2002	94,382	471,912	(73,177)	140,500	104,104	180,461	823,800

Cash dividends, note 15(d)	-	-	-	-	-	(23,922)	(23,922)
Transfer of retained earnings to reserves	-	-	-	-	165,423	(165,423)	-
Net unrealized gain from investments
available-for- sale, note 6(b)	-	-	-	-	-	18,844	18,844
Transfer of net realized loss and
impairment losses from investments
available-for-sale to the operations results, net of realized gains, note 6(b)	-	-	-	-	-	11,401	11,401
Net income	-	-	-	-	-	80,607	80,607

Balances as of December 31, 2003	94,382	471,912	(73,177)	140,500	269,527	101,968	910,730

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in shareholders’ equity (continued)

	Number of shares issued, note 21
		Capital	Treasury	Capital		Retained
		stock	stock	surplus	Reserves	earnings	Total
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Decrease in treasury stock	-	-	70	193	-	-	263
Cash dividends, note 15(d)	-	-	-	-	-	(31,900)	(31,900)
Net unrealized gain from
investments available-for- sale, note 6(b)	-	-	-	-	-	56,746	56,746
Transfer of net realized loss and
impairment losses from
investments available-for-sale to the operations results, net of realized gains, note 6(b)	-	-	-	-	-	(1,365)	(1,365)
Other	-	-	-	-	-	(24)	(24)
Net income	-	-	-	-	-	130,747	130,747

Balances as of December 31, 2004	94,382	471,912	(73,107)	140,693	269,527	256,172	1,065,197

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated cash flow statements
For the years ended December 2004, 2003 and 2002

	2004	2003	2002
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Net income	130,747	80,607	42,383
Add (deduct)
Provision for loan losses	16,131	66,421	99,596
Depreciation and amortization	41,742	43,660	41,338
Amortization of goodwill	4,853	4,223	3,033
Provision for assets seized	14,639	13,588	15,094
Minority interest	10,765	10,303	10,287
Provision for sundry risks	9,819	2,022	4,649
Deferred income tax	(6,325)	4,410	(2,115)
Net loss (gain) on securities available-for-sale	(10,135)	(3,235)	1,097
Loss on sales of property, furniture and equipment	4,525	1,639	1,907
Translation result	(2,040)	3,675	2,482
Sale (purchase) of trading securities, net	(3,788)	506,358	(48,267)
Changes in assets and liabilities:
Decrease (increase) in loans	(142,316)	136,994	(114,347)
Increase in other assets	42,402	16,504	36,457
Increase (decrease) in deposits and obligations	296,094	(418,569)	155,798
Increase (decrease) in due to banks and correspondents	156,815	(36,467)	(65,988)
Increase (decrease) in other liabilities	139,626	90,435	(30,233)

Net cash provided by operating activities	703,554	522,568	153,171

Cash flows from investing activities
Acquisition of subsidiaries net of cash received, notes
2(c) and (d)	-	-	140,782
Cash received from sales of Banco Capital	-	-	32,255
Sales (purchase) net of investments available-for-sale	(410,693)	(984,815)	17,444
Purchase of property, furniture and equipment	(41,087)	(29,919)	(22,864)
Sales of property, furniture and equipment	7,788	23,951	1,560

Net cash provided by (used in) investing activities	(443,992)	(990,783)	169,177

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statements (continued)

	2004	2003	2002
	US$(000)	US$(000)	US$(000)

Cash flows from financing activities
Decrease (increase) in bonds issued	4,516	(71,518)	1,445
Sales of treasury stocks	263	-	2,908
Cash dividends	(31,900)	(23,922)	(31,881)

Net cash used in financing activities	(27,121)	(95,440)	(27,528)

Translation loss on cash and cash equivalents	(2,040)	(3,675)	(9,882)

Net increase (decrease) in cash and cash equivalents	230,401	(567,330)	284,938

Cash and cash equivalents at the beginning of the year	1,615,060	2,182,390	1,897,452

Cash and cash equivalents at the end of the year	1,845,461	1,615,060	2,182,390

Supplementary cash flows information:
Cash paid during the year for
Interest	158,414	146,972	101,185
Income taxes	43,866	59,064	3,487

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2004 and 2003

1.	Operations
Credicorp Ltd. (hereinafter “Credicorp” or “Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policy and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries, provides a complete range of financial services and products throughout Peru and in selected international markets. At December 31, 2004 and 2003, the major subsidiary of the Group is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank.

The address of Credicorp’s main office is Calle Centenario Nº156, La Molina, Lima, Peru. The Group employs 11,322 and 10,901 employees as of December 31, 2004 and 2003, respectively.

The consolidated financial statements as of and for the year ended December 31, 2003 have been approved in the General Shareholders’ Meeting dated March 26, 2004. The accompanying consolidated financial statements as of and for the year ended December 31, 2004, have been approved by Management and will be submitted for approval at the Board of Directors and the General Shareholders’ Meeting that will occur within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved without modifications.

2.	Business developments
(a) Incorporation of a Private Pension Fund Management –
Credicorp’s Board of Directors Meeting held on November 25, 2004, approved that its subsidiary Inversiones Crédito S.A. will take part, as the principal shareholder, in the start-up of a new Private Pension Fund Management Company (”Administradora de Fondos de Pensiones - AFP”), which will operate in the Peruvian pension fund market, according to applicable regulations. In February 2005, the local authorities approved the incorporation of the new AFP.

(b) Sale of Banco Tequendama S.A. -
In October 2004, the Group entered into a definitive agreement to sell its 100 percent interest in its subsidiary Banco Tequendama (Colombia) for US$32 million. The completion of this transaction is subject to the approval of the Colombian authorities. As of December 31, 2004, the Group maintained the control of the operations of Banco Tequendama and, for that reason, in accordance with IAS 27, the Group consolidated the financial statements of this subsidiary. The Group’s Management expects to obtain the approval from the Colombian authorities during March 2005.

As result of this transaction, the Group does not expect to record any significant gain or loss.

Notes to the consolidated financial statements (continued)

(c)	Acquisition of Corporación Novasalud Perú S.A. -
In March 2004, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS), a subsidiary of the Group, acquired a 100 percent interest in Corporación Novasalud S.A., proprietary of a 100 percent of Novasalud Perú S.A. - Entidad Prestadora de Salud (hereinafter “Novasalud EPS”). The amount paid for this purchase amounted to approximately US$6.5 million, generating goodwill of approximately US$5.9 million, note 10(c).

(d)	Acquisition of Solución Financiera de Crédito del Perú S.A. -
In March 2003, BCP acquired a 45 percent interest in its subsidiary Solucion Financiera de Crédito del Perú S.A. (hereinafter “Financiera”), thus increasing its participation to 100 percent of Financiera’s capital stock. The amount paid for the aforementioned purchase amounted to approximately US$17.1 million; generating goodwill of approximately US$8.0 million, note 10(c).

(e)	Acquisition of Banco Santander Central Hispano S.A. - Peru -
In December 2002, through a Tender Offer (TO), BCP acquired 99.94 percent of Banco Santander Central Hispano S.A. - Peru (hereinafter “BSCH - Peru”). According to Law 26702, BCP had a period no longer than 6 months to merge this entity. In this respect, the BCP’s General Shareholders’ Meeting held on December 30, 2002, approved this transaction with effective date February 28, 2003.

3.	Significant accounting policies
Significant accounting principles and practices used in the preparation of Credicorp’s consolidated financial statements are set out below.

(a) Basis of presentation and use of estimates -
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention, unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of significant events in notes to the consolidated financial statements. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for credit losses, the measurement of the financial instruments, the provision corresponding to technical reserves for claims and premiums, the provision for assets seized and the valuation of derivatives. The accounting criteria used for each of these items are described below.

Notes to the consolidated financial statements (continued)

(b)	Consolidation -
Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. This is generally evidenced by a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. The consolidated financial statements incorporate the assets, liabilities, income and expenses of Credicorp and its subsidiaries. Inter-company transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group and IFRS.

The Group uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Notes to the consolidated financial statements (continued)

The companies that comprise the Group as of December 31, 2004 and 2003, with an indication of the percentage of directly and indirectly owned by Credicorp as of those dates, as well as other relevant information, based on the financial statements prepared for local purposes, before the eliminations for consolidation, except for the elimination of Credicorp´s treasury shares and the related dividends, are as follows:

	Percentage of participation		Assets		Liabilities		Shareholders’ equity		Net income (loss)
Entity

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
			US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú and
Subsidiaries (i)	96.98	96.98	7,191,019	6,687,581	6,477,416	6,042,445	713,603	645,136	137,969	97,218
Atlantic Security Holding Corporation
and Subsidiaries (ii)	100.00	100.00	821,738	776,323	729,297	663,454	92,441	112,869	13,293	7,811
El Pacífico Peruano-Suiza Compañía
de Seguros y Reaseguros and
Subsidiaries (iii)	75.72	75.83	670,264	587,237	527,196	438,620	143,068	148,617	12,947	9,218
Inversiones Crédito del Perú S.A.
and Subsidiaries (iv)	99.99	99.99	50,428	72,135	2,573	26,800	47,855	45,335	2,521	2,988
Banco Tequendama and
Subsidiaries (v)	99.99	99.99	398,289	293,895	367,575	264,836	30,714	29,059	1,910	118
CCV Inc. (vi)	99.99	99.99	17,095	33,630	17,308	33,646	(213)	(16)	(198)	18
CCR Inc. (vi)	99.99	99.99	86,136	66,042	85,441	65,422	695	620	74	(248)
Credicorp Securities Inc. (vii)	99.99	99.99	818	680	22	-	796	680	135	820

(i)	Banco de Crédito (BCP) is a universal bank, incorporated in Peru on 1889, authorized to engage in banking activities by the Superintendence of Banking and Insurance (SBS), the Peruvian banking and insurance authority.

Notes to the consolidated financial statements (continued)

(ii)	Atlantic Security Holding Corporation (ASHC) is incorporated in the Cayman Islands. Its main activity is to invest in the capital stock of companies. Its most significant subsidiary is Atlantic Security Bank (ASB). ASB is also incorporated in the Cayman Islands and began operations on December 1981, carrying out its activities through branches and offices in Grand Cayman, the Republic of Panama and the United States of America, its main activity is private and institutional banking and trustee administration.

(iii)
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) is a Peruvian corporation, whose main activity is the issuance and administration of property and casualty insurance and the performance of related activities, and also provides accident, health and life insurance.

(iv)	Inversiones Crédito del Perú S.A. (ICSA) is a Peruvian corporation incorporated on February 1987, whose main activity is the investment in listed and non-listed equity securities in Peru.

(v)
Banco Tequendama, acquired by Credicorp in January 1997, is a private banking institution, established on May 1976 in accordance with Colombian laws and with a corporate life until June 30, 2010; this period could be extended in accordance with current legislation. As detailed in note 2(b), in October 2004, the Group signed an agreement to sell Banco Tequendama. The sale is pending of the approval from the Colombian authorities.

(vi)
CCV Inc. and CCR Inc., are special purposes entities incorporated in Bahamas in 2001, whose main activity is to manage the loans granted to BCP for foreign financial entities, note 12(b), which are collateralized by transactions realized by the Bank.

(vii)
Credicorp Securities Inc., incorporated in the United States of America on January 2003, whose main activity is to be engaged in brokerage activities in the securities market, directed principally to retail customers in Latin America.

(c)	Foreign currency translation -
The Group considers that its functional and presentation currency to be the United States dollar (U.S. Dollar), because it reflects the economic substance of the underlying events and the circumstances relevant to the Group; insofar as its main operations and/or transactions in the different countries where the Group operates, such as, loans granted, financing obtained, sale of insurance premiums, interest income and expenses, an important percentage of salaries and purchases, are established and liquidated in U.S. Dollars.

Financial statements of each of Credicorp’s subsidiaries are measured using the currency of the primary economic environment in which entity operates. The subsidiaries are considered as foreign operations for consolidation purposes. Their financial statements are translated into U.S. Dollars (functional and presentation currency) as follows:

Notes to the consolidated financial statements (continued)

  Monetary assets and liabilities for each balance sheet presented are translated at the free market exchange rate at the date of the balance sheet.
  Non-monetary accounts for each balance sheet presented are translated at the free market exchange rate at the date of the transactions giving rise to the non-monetary item.
  Income and expenses, except for those related to non-monetary assets, are translated monthly at the average exchange rate.
(d)	All resulting translation differences are recognized in the consolidated income statement. Income and expense recognition from banking activities -
Interest income and expense is recognized in the income statement for all instruments measured at amortized cost using the effective interest method. It is a method of calculating the amortized cost of a financial assets or a financial liability and allocating the interest income or interest expense over the relevant period on an accrual basis. Interest rates are determined based on free negotiations with clients.

Interest income is suspended when collection of loans become doubtful, such as when overdue by more than 90 days or when the borrower or securities’ issuer defaults, if earlier than 90 days, and such income is excluded from interest income until received. Uncollected income on such loans is reversed against income. When Management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

Interest income includes coupons earned on fixed income investment and trading securities and the accrued discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Commissions’ incomes are recognized on an accrual basis when earned. All other revenues and expenses are recognized on an accrual basis as earned or incurred.

(e)	Income and expenses recognition from insurance activities -
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

Notes to the consolidated financial statements (continued)

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

The Management, on the basis of periodic reviews of clients’ portfolios, determines the allowance for doubtful accounts related to premiums and installments outstanding.

Casualty claims are recorded when reported. The incurred but not reported claims (IBNR) are estimated and reflected as a liability, net of recoveries and reinsurance. The IBNR reserves as of December 31, 2004 and 2003, have been estimated using generally accepted actuarial reserving methods that take into account the statistical analyses of historical loss experience data, the use of projection methods and, as appropriate, certain qualitative factors to reflect the effect of current conditions or trends upon such experience. Management considers that the estimated amount is sufficient to cover any liability related to IBNR as of December 31, 2004 and 2003.

In determining insurance policy reserves, the Group performs a continuing review of its overall position, its reserving techniques and its reinsurance. A qualified actuary employed by the Group also reviews the reserves periodically. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed.

Reserves for life insurance policies are estimated using a net level premium method on the basis of actuarial assumptions as to mortality and interest established at product design. The mortality assumptions established at product design are based on experience which, together with interest assumptions, includes a margin for adverse deviation. Additional reserves for specific future benefits, like participating life policies, endowment and return of premium policies are computed using international standards. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments.

Policyholders' funds for universal life and investment-type products, including or not an interest guaranteed and funding agreements, are equal to the policyholder account values. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

Policy acquisition costs (commissions) are deferred and subsequently amortized over the period in which the related premiums are earned.

Notes to the consolidated financial statements (continued)

(f)	Loans and allowance for credit losses -
Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for credit loss is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loan. For such purpose, Credicorp classifies all its loans into one of five risk categories, depending upon the degree of risk of nonpayment of each loan. The categories used by Credicorp are: (i) normal, (ii) potential problems, (iii) substandard, (iv) doubtful and (v) loss. Credicorp reviews its loan portfolio on a continuing basis in order to assess the completeness and accuracy of its classification. For commercial loans, the classification takes into consideration several factors, such as the payment history of the particular loan, the history of Credicorp’s dealings with the borrower’s management, operating history, repayment capability and availability of funds of the borrower, status of any collateral and guarantee, the borrower’s financial statements, general risk of the sector in which the borrower operates, the borrower’s risk classification made by other financial institutions in the market and other relevant factors. For micro-business, consumer and residential mortgage, the classification is based on how long payments are overdue.

The allowance for credit losses is established based in the risk classifications and taking into consideration the guarantees and collateral obtained by the Group. Only collateral received and classified as “preferred”, “highly liquid preferred” or “self-liquidating preferred” is considered acceptable. Such collateral must be relatively liquid, have legally documented ownership, have no liens outstanding and have updated independent appraisals.

The allowance for credit losses also covers the estimated losses for impaired loans not specifically identified.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provisions provided.

All loans considered impaired (such classified as substandard, doubtful and loss) are analyzed by the Groups’ management, taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure, less cost for obtaining and selling the collateral.

Notes to the consolidated financial statements (continued)

(g)

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group in order to reduce any differences between loss estimates and actual loss experience.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the consolidated income statement.

This allowance is estimated based on historical losses and other relevant information. The allowance related to direct credits is presented as a reduction of the related asset and the allowance related to indirect credits is presented as part of the liabilities in the consolidated balance sheet, note 10.

Leasing transactions -
The Group only grants finance leases and recognizes the present value of the lease payments as a loan. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

(h)	Investments -
The purchases and sales of investments are recognized at the date of the negotiation that corresponds to the date in which the Group commits itself to buy or sell the assets.

Investments acquired, including those directly from the issuer, mainly with the purpose of generating profits based on short-term price fluctuations, and are considered as trading investments. Investments available-for-sale are those intended to be held for an indefinite period, which may be sold in response to liquidity needs or changes in the interest rates, exchange rates or equity prices.

Trading investments and investments available-for-sale are initially recognized at cost, including the inherent costs of the transaction and are subsequently adjusted to their estimated fair value.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. All related realized and unrealized gains and losses of trading securities are included in the income statement. Unrealized gains and losses arising from changes in the fair value of securities classified as investments available-for-sale are recognized in equity, net of the related deferred income taxes and minority interest. Unrealized gains or losses are recognized in income of the year when the investments available-for-sale are sold.

The Group determines that an available-for-sale investment is impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires the Management’s judgment. In making this judgment, the Group evaluates among other factors, the normal volatility in share price, evidence of deterioration in the financial health

Notes to the consolidated financial statements (continued)

(i)	of the investee, industry and sector performance, changes in technology, and operational and financing cash flows. When a permanent impairment is present, the related unrealized loss is recognized in the consolidated income statement.

Offsetting financial instruments -
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

(j)	Property, furniture and equipment -
Land and buildings comprise mainly branches and offices. All property, furniture and equipment are stated at historical acquisition cost less depreciation. Historical acquisition costs include expenditures that are directly attributable to the acquisition of the items. Maintenance and repair costs are charged to the consolidated statement of income, and significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance will flow to the Group.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years
Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Computer hardware and equipment	4 and 10
Vehicles	5

The assets’ residual value, the useful life and the selected depreciation method are periodically reviewed to ensure that the method and period of depreciation chosen are consistent with the economic benefits and life expectations for use of property, furniture and equipment items.

(k)	Assets seized -
Assets seized are recorded at the lower of cost or the estimated market value obtained from valuations made by independent appraisals. Changes in market value are recorded in the income statement.

(l)	Intangible assets -
Comprise mainly internal development and acquired software licenses used by the Group. These assets are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

(m)	Goodwill -
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s net identifiable assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill is tested

Notes to the consolidated financial statements (continued)

annually for impairment to assess whether the carrying amount is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount. Goodwill is allocated to cash-generating units for impairment testing purposes.

Goodwill amortization is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful life, as follows:

Years
ASHC and PPS	20
Solución Financiera de Crédito del Perú	5
Corporación Novasalud S.A.	7

(n)	Due from customers on acceptances -
Due from customers on acceptances corresponds to accounts receivable from customers for importation and exportation transactions, whose obligations have been accepted by the banks. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(o)	Bonds issued -
Liabilities arising from the issuance of subordinated bonds, leasing bonds, mortgage bonds and mortgage notes are recorded at their face value and the corresponding interest is recognized in the consolidated income statements on an accrued basis. Bond discounts or premiums determined at issuance are deferred and amortized over the term of the bonds using the effective interest method.

(p)	Provisions -
Provisions for legal claims are recognized when the Group has a present (legal) or constructive obligation as a result of past events, it is probable than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. The amount recorded as a provision is equal to the present value of future payments expected to be needed to settle the obligation.

(q)	Contingencies -
Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes unless the possibility of an outflow of resources is remote.

(r)	Workers’ profit sharing and income tax -
Workers’ profit sharing and income tax are computed based on individual financial statements of Credicorp and each one of its subsidiaries, based on accounting principles that are different from IFRS and, therefore, the accounting for income tax and workers' profit sharing in accordance with IFRS are both in accordance with the principles of IAS 12.

Deferred income tax and deferred workers’ profit sharing reflect the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts

Notes to the consolidated financial statements (continued)

determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its subsidiaries expect, at the consolidated balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is more likely than not that future taxable profit will be available against which the temporary difference can be utilized. At the consolidated balance sheet date, Credicorp assesses unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp determines its deferred income tax considering the tax rate applicable to its undistributed earnings; any additional tax on dividends distribution is recorded on the date a liability is recognized.

(s)	Earnings per share -
Basic and diluted earnings per share are calculated by dividing the net profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock. For the years ending December 31, 2004, 2003 and 2002, Credicorp has no financial instruments with dilutive effects. Therefore, basic and diluted earnings per share are the same for all years presented.

(t)	Supplementary plan for workers’ profit sharing -
The Group has granted supplementary profit sharing participation to certain executives and employees who have at least one year of service in Credicorp or any of its subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp’s shares. Such SARs are granted at the market price of the shares of Credicorp on the date of the grant and are exercisable at that price, allowing the worker to obtain a gain from the difference between the fixed exercise price of the share at the date of execution and the fixed exercise price, note 17. Expense recognized in income for the year corresponds to the difference between the fixed exercise price and the market price of the shares for the SARs that can be exercised by the beneficiaries at the consolidated balance sheet date.

When Credicorp reprices or changes the terms of the SARs, the additional compensation expense is recorded for an amount equal to the difference between the new exercise price and the market price of the underlying shares.

(u)	Derivative financial instruments -
Transactions with derivatives, while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as trading derivatives.

Notes to the consolidated financial statements (continued)

Derivative financial instruments are initially recognized in the consolidated balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained based on the market exchange rates or interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statements of income.

(v)	Segment reporting -
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments, note 22.

(w)	Fiduciary activities -
The Group provides custody, trustee, investment management, and advisory services to third parties that result in the holding or placing of assets on behalf of them. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group.

(x)	Cash and cash equivalents -
For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with original maturities of three months or less, including: cash and balances with central banks, overnight deposits and amounts due from banks.

(y)	Reclassifications -
Where necessary, comparative figures have been reclassified to conform to current year presentation.

(z)	Recently issued International Financial Reporting Standards -
(i)	IASB Improvements Project -
As of December 31, 2004, the IASB issued 15 revised International Accounting Standards under its Improvement Project in an attempt to clarify language, to remove inconsistencies and to achieve convergence with other accounting standards, principally U.S. GAAP. All revised standards are effective for financial years beginning on or after January 1st , 2005.

In general, the revised standards under the Improvement Project will primarily affect the presentation and disclosure, but not recognition and measurement of the Group’s assets and liabilities and will, therefore, not have a material impact on Credicorp’s consolidated financial statements.

(ii)	Revised IAS 32 and 39 -
In December 2003, the International Accounting Standards Board (IASB) issued revised IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments:

Notes to the consolidated financial statements (continued)

Recognition and Measurement. Both standards are effective for financial years beginning on or after January 1st, 2005. Together, both standards provide comprehensive guidance on recognition, measurement, presentation and disclosure of financial instruments. The standards are to be applied retrospectively, with the exception of portions of the guidance relating to de-recognition of financial assets and liabilities, which is to be applied prospectively. Credicorp’s Management does not expect any significant effect from the adoption of these standards on its financial statements.

(iii)	IFRS 2 - Share-based Payment -
On February 2004, the IASB issued IFRS 2, Share-based Payment. When share-based payments are made to employees, for example through awards of shares or share options, the fair value of these awards measured at the date of grant must be recognized as compensation expense. The new standard is effective for financial years beginning on or after January 1st , 2005 and applies to equity-settled awards granted after November 7, 2002 those have not vested at January 1st , 2005 and to liabilities arising from share-based awards that exist at the effective date. IFRS 2 allows that comparative prior periods be restated and the opening balance of retained earnings at January 1st , 2003 adjusted. The Group discloses the compensation expense attributable to share-based awards in note 17, the amounts recorded and disclosed are based on the requirements of U.S. generally accepted accounting principles that, for the case of the Group’s benefits, do not significantly differ from the requirements of IFRS 2.

(iv)	IFRS 3 - Business Combinations -
On March 2004, the IASB issued IFRS 3, Business Combinations, which replaces IAS 22, Business Combinations and the related interpretations (SICs 9, 22 and 28).

In accordance with the disposals of IFRS 3:

• The Group will cease the amortization of goodwill from January 1st , 2005;

• The accumulated amortization as of December 31, 2004 will be eliminated with a corresponding decrease in the cost of goodwill;

• From the year ended December 31, 2005 onwards, goodwill will be tested annually for impairment, as well as when there are indications of impairment.

Until December 31, 2004, the accounting treatment for business combinations and goodwill are unchanged from previous years, following the guidelines described in paragraph (m) above.

(v)	IFRS 4 - Insurance Contracts -
Issued in 2004, it is the first IFRS to deal with insurance contracts, this standard is effective for annual periods beginning on or after January 1st , 2005. This IFRS make limited improvements to

Notes to the consolidated financial statements (continued)

accounting for insurance contracts and require disclosing information about those contracts. The requirements of IFRS 4 are in accordance with the accounting policies followed by the Group, which are described in paragraph (e) above.

(vi)	IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations -
The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation and disclosure of discontinued operations, this standard is effective for annual periods beginning on or after January 1st , 2005. The IFRS 5 introduces the concept of a disposal group, being a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction. IFRS 5 shall be applied prospectively to non-current assets (or disposal groups) that meet the criteria to be classified as held for sale and operations that meet the criteria to be classified as discontinued after the effective date of IFRS 5. Credicorp does not expect any significant impact from the adoption of this IFRS.

4.	Cash and due from banks
(a)	This item is comprised of the following:
		2004	2003
		US$(000)	US$(000)

	Cash and clearing	251,561	228,965
	Deposits in Peruvian Central Bank – BCRP	1,100,450	929,557
	Deposits in banks	486,403	454,208

		1,838,414	1,612,730
	Accrued interest	7,047	2,330

	Total	1,845,461	1,615,060

(b)	As of December 31, 2004 and 2003, cash and due from banks balances include approximately US$1,296.3 and US$1,136.8 million, respectively, mainly from Banco de Crédito del Perú, which represent the legal reserve that the Peruvian banks must maintain for obligations with the public. These funds are deposited in the vaults of the Bank and in the BCRP, and are within the limits established by prevailing legislation.

Reserve funds kept in BCRP do not earn interest, except for the part of the demandable reserve in foreign currency that exceeds the minimum legal reserve. As of December 31, 2004, the monthly excess amounts to approximately US$849.5 million and earns interest in U.S. Dollars at an annual rate of 1.83 percent (US$884.1 million and earned interest in U.S. Dollars at an annual rate of 1.05 percent as of December 31, 2003).

Notes to the consolidated financial statements (continued)

5.	Trading securities
(a)	This item is comprised of the following:

		2004	2003
		US$(000)	US$(000)

	Shares -
	Listed equity securities	10,979	14,028

	Bonds and similar instruments -
	Colombian treasury bonds (b)	36,898	-
	Peruvian treasury bonds (c)	33,731	28,196
	Investments in foreign financial institutions	10,590	21,166
	International government treasury bonds	5,517	-
	Bank certificates	2,116	13,755
	Corporate and leasing bonds	1,708	476
	Participation in mutual funds	549	20,529

		91,109	84,122

		102,088	98,150
	Accrued interest	446	596

	Total	102,534	98,746

(b)	Bonds issued by the National Treasury Direction and the Colombian Republic have an active market quotation in the financial market of that country. As of December 31, 2004, these bonds accrued interest at annual rates that ranged between 1.81 and 12.95 percent and have maturities between June 2005 and August 2012.

(c)	The Peruvian treasury bonds represent to sovereign debt issued in Peruvian currency by the Economic and Financial Ministry of Peru, have an active market quotation in the Peruvian market and are traded daily with third parties. As of December 31, 2004, these bonds accrued interest at annual rates that ranged between 4.98 and 7.20 percent (between 5.89 and 12.85 percent in 2003, respectively) and have maturities between June 2005 and October 2007 (between June 2004 and January 2005 as of December 31, 2003).

Notes to the consolidated financial statements (continued)

6.	Investments available-for-sale
(a) This item is comprised of the following:

	2004				2003

		Unrealized gross amount				Unrealized gross amount

	Amortized cost	Gains	Losses	Estimated market value	Amortized Cost	Gains	Losses	Estimated market value

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Fixed maturity -
Corporate, leasing and subordinated
bonds (c)	546,570	11,080	(1,558)	556,092	544,307	10,514	(1,076)	553,745
BCRP deposit certificates (d)	681,658	932	(172)	682,418	375,403	395	(85)	375,713
Government treasury bonds (e)	435,652	21,435	(1,044)	456,043	316,076	877	(965)	315,988
Bonds from international financial
institutions (f)	78,623	219	(4)	78,838	86,410	112	(1,663)	84,859
Participation in mutual funds	68,911	4,109	(190)	72,830	60,707	2,220	-	62,927
Commercial papers	31,015	37	-	31,052	53,208	-	-	53,208
Participation in RAL’s funds (g)	41,355	-	-	41,355	40,861	-	-	40,861
Debt issued by Central Banks of
other countries	3,293	148	(171)	3,270	13,172	23	-	13,195
Other	25,068	85	(271)	24,882	17,640	6	(3)	17,643

	1,912,145	38,045	(3,410)	1,946,780	1,507,784	14,147	(3,792)	1,518,139

Notes to the consolidated financial statements (continued)

	2004				2003

		Unrealized gross amount				Unrealized gross amount

	Amortized cost	Gains	Losses	Estimated market value	Amortized Cost	Gains	Losses	Estimated market value

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Shares -
Listed securities	52,045	67,112	(305)	118,852	53,591	25,296	-	78,887
Non-listed securities	49,271	2,256	-	51,527	48,158	244	(3,326)	45,076

	101,316	69,368	(305)	170,379	101,749	25,540	(3,326)	123,963

	2,013,461	107,413	(3,715)	2,117,159	1,609,533	39,687	(7,118)	1,642,102

Accrued interest				11,363				10,211

Total				2,128,522				1,652,313

Notes to the consolidated financial statements (continued)

(b)	The change in the realized and unrealized gains and losses, net of deferred taxes and minority interest, and the provision for impairment recorded by the Group each year are as follows:

	2004	2003	2002
	US$(000)	US$(000)	US$(000)

Net unrealized gains (losses)	56,746	18,844	(14,444)
Net realized gains (losses)	1,365	7,265	(4,038)
Permanent impairment on investments	-	(18,666)	(8,129)

(c)	As of December 31, 2004, comprise corporate bonds by US$532.2 million, leasing bonds by US$19.8 million and subordinated bonds by US$4.1 million (US$531.2, US$14.6 and US$7.9 million, respectively, as December 31, 2003), with maturities between January 2005 and November 2035. These bonds accrue interests at annual effective rates that range between 4.75 and 10.00 percent for the bonds denominated in Peruvian currency (between 4.03 and 10.40 percent in 2003), and between 2.01 and 9.50 percent for the bonds denominated in U.S. Dollars (between 2.51 and 10.25 percent in 2003).

(d)	BCRP deposit certificates are discounted Peruvian currency instruments with maturities due within one year. These certificates have been acquired in public auctions. Annual interest rates in Peruvian currency range between 3.21 and 5.62 percent as of December 31, 2004 (between 2.73 and 5.57 percent as of December 31, 2003) with maturities between January 2005 and October 2006 (between February 2004 and September 2006 as of December 31, 2003).

(e)	Includes principally credit instruments for US$181.3, US$186.7 and US$35.7 million issued by US Government agencies, the Peruvian Government and the Government of El Salvador, respectively as of December 31, 2004 (US$131.7, US$117.6 and US$15.0 million respectively, as of December 31, 2003). Their maturities are between January 2005 and August 2038 at annual interest rates that range between 2.58 and 7.43 percent (between 1.69 and 9.88 percent in 2003).

(f)	Comprised mainly of US$59.2 and US$16.5 million of debt instruments issued in U.S. Dollars by Corporación Andina de Fomento - CAF and by Fondo Latinoamericano de Reservas - FLAR, respectively (US$53.3 and US$16.5, respectively, as of December 31, 2003). Such bonds have maturities between February 2005 and April 2009. Annual interests rates are between 4.01 and 7.79 percent (between 3.00 and 8.88 percent in 2003).

(g)	The participation quotas in the Fund “Requirement of Cash Assets” (RAL for its Spanish denomination), stated in Bolivian pesos, comprises investments made by the Group in the Central Bank of Bolivia as collateral for the deposits maintained with the public. Such fund has restrictions for its use and it is required for all the banks established in Bolivia. The fund accrues interest at an average annual rate of 1.4 percent (1.2 percent in 2003).

Notes to the consolidated financial statements (continued)

(h)	As of December 31, 2004 and 2003, the amortized cost and market value of the investments classified by maturity are as follows:

		2004		2003

		Amortized	Market	Amortized	Market
		cost	value	cost	value
		US$(000)	US$(000)	US$(000)	US$(000)

	Up to 3 months	284,127	288,320	102,104	101,407
	From 3 months to 1 year	726,921	729,165	515,586	518,104
	From 1 to 5 years	533,152	538,176	684,991	693,479
	Over 5 years	367,945	391,119	205,103	205,149
	Without maturity (shares)	101,316	170,379	101,749	123,963

	Total	2,013,461	2,117,159	1,609,533	1,642,102

7.	Net loans
	(a) This item is comprised of the following:

				2004	2003
				US$(000)	US$(000)
	Direct loans
	Loans			3,245,007	3,130,882
	Leasing receivables			424,902	452,635
	Credit card receivables			262,824	153,259
	Discount notes			183,519	176,991
	Factoring receivables			58,116	56,446
	Advances and overdrafts			48,506	45,827
	Refinanced and restructured loans			243,892	296,116
	Past due and under legal collection loans			159,057	256,208

				4,625,823	4,568,364
	Add (less) -
	Accrued interest			30,711	35,398
	Unearned interest			(66,805)	(86,868)
	Allowance for credit losses			(253,408)	(306,758)

	Total direct loans, net			4,336,321	4,210,136

	Indirect loans, note 18(a)			889,119	843,576

Notes to the consolidated financial statements (continued)

(b)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

(c)	As of December 31, 2004 and 2003, the Group’s direct loan portfolio is distributed among the following economic sectors:

	2004	%	2003	%
	US$(000)		US$(000)
Sector
Manufacturing	1,376,874	29.8	1,461,350	32.0
Mortgage loans	656,420	14.2	554,467	12.1
Commerce	523,574	11.3	560,052	12.3
Consumer loans	298,387	6.5	274,672	6.0
Electricity, gas and water	248,571	5.4	211,610	4.6
Micro-business	232,571	5.0	204,742	4.5
Leaseholds and real estate activities	224,745	4.9	233,506	5.1
Mining	194,022	4.2	233,355	5.1
Communications, storage and transportation	181,018	3.9	189,612	4.2
Agriculture	160,167	3.5	142,697	3.1
Financial services	90,042	1.9	96,371	2.1
Construction	72,879	1.6	70,676	1.5
Fishing	68,604	1.5	90,786	2.0
Education, health and other services	62,341	1.3	99,702	2.2
Other	235,608	5.0	144,766	3.2

Total	4,625,823	100.0	4,568,364	100.0

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2004 and 2003, the credit risk classification of the Group’s loan portfolio is as follows:

		2004						2003

		Direct		Indirect				Direct		Indirect
	Risk category	credits		credits		Total		credits		credits		Total
		US$(000)%		US$(000)%		US$(000)%		US$(000)%		US$(000)%		US$(000)%

	Normal	3,786,778	81.9	814,390	91.6	4,601,168	83.4	3,480,701	76.2	743,422	88.1	4,224,123	78.1
	Potential problems	336,619	7.3	52,800	5.9	389,419	7.1	437,682	9.6	67,551	8.0	505,233	9.3
	Substandard	195,062	4.2	12,956	1.5	208,018	3.8	240,316	5.3	25,266	3.0	265,582	4.9
	Doubtful	184,206	4.0	7,312	0.8	191,518	3.5	266,723	5.8	4,928	0.6	271,651	5.0
	Loss	123,158	2.6	1,661	0.2	124,819	2.2	142,942	3.1	2,409	0.3	145,351	2.7

		4,625,823	100.0	889,119	100.0	5,514,942	100.0	4,568,364	100.0	843,576	100.0	5,411,940	100.0

(e)	As of December 31, 2004 and 2003, the Group’s structure of its direct loan portfolio by the country in which its clients are located is as follows:

		2004	2003
		US$(000)	US$(000)

	Country
	Peru	3,877,782	3,937,093
	Bolivia	335,460	340,382
	Colombia	315,641	222,085
	Other	96,940	68,804

	Total	4,625,823	4,568,364

Notes to the consolidated financial statements (continued)

(f)	The movement in the allowance for credit losses (direct and indirect credit) is shown below:

		2004	2003	2002
		US$(000)	US$(000)	US$(000)

	Balances as of January 1st	326,677	424,031	344,433
	Provision	16,131	66,421	99,596
	Recoveries of written-off loans	32,287	17,416	12,050
	Allowance for the loan portfolio acquired
	from mergers with BSCH - Peru	-	-	122,841
	Loan portfolio written-off	(120,150)	(185,688)	(150,102)
	Translation result	16,928	4,497	(4,787)

	Balance as of December 31	271,873	326,677	424,031

(*)	The movement in the allowance for credit losses includes the allowance for direct and indirect credits for approximately US$253.4 and US$18.5 million, respectively, as of December 31, 2004 (approximately US$306.8 and US$19.9 million, respectively as of December 31, 2003). The allowance for indirect credit losses is included in the “Other liabilities” caption of the consolidated balance sheet, note 10(a).

In Management’s opinion, the allowance for credit losses recorded as of December 31, 2004, 2003 and 2002 has been established in accordance with IAS 39 and it is sufficient to cover incurred losses on the loan portfolio, note 3(f).

(g)	An important part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, credit instruments, financial instruments, industrial pledges and mercantile pledges.

Notes to the consolidated financial statements (continued)

(h)	As of December 31, 2004 and 2003, the gross loan portfolio classified by maturity, based in the remaining period to the repayment date is as follows:

	2004	2003
	US$(000)	US$(000)
Outstanding loans -
Up to 1 year	2,747,013	2,752,828
From 1 to 5 years	1,168,375	1,024,954
Over 5 years	551,378	534,374

Past due loans -
Up to 4 months	11,572	50,981
Over 4 months	66,723	82,439
Under legal collection loans	80,762	122,788

Total	4,625,823	4,568,364

Interest on past due loans and loans in legal collection are recognized when collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount approximated US$57.6 and US$86.1 million as of December 31, 2004 and 2003, respectively.

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment and accumulated depreciation

(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended 2004 and 2003, is as follows:

		Buildings and other construction		Furniture and fixtures	Computer hardware and equipment		Work in progress

	Land		Installations			Vehicles		2004	2003
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1st	33,639	256,998	66,926	70,329	137,478	33,464	5,940	604,774	611,997
Additions	83	4,692	7,002	2,072	11,639	5,950	7,890	39,328	29,919
Assets incorporated by mergers	-	-	503	1,039	14	203	-	1,759	-
Sales and transfers	(4,371)	(20,226)	273	(3,522)	8,094	(24,996)	(7,054)	(51,802)	(37,142)

Balance as of December 31	29,351	241,464	74,704	69,918	157,225	14,621	6,776	594,059	604,774

Accumulated depreciation -
Balance as of January 1st	-	121,235	38,692	52,739	113,299	14,276	-	340,241	321,812
Additions	-	7,979	6,070	4,260	13,083	1,189	-	32,581	31,620
Sales and transfers	-	(15,025)	(1,666)	(691)	1,088	(9,181)	-	(25,475)	(13,191)

Balance as of December 31	-	114,189	43,096	56,308	127,470	6,284	-	347,347	340,241

Net book value	29,351	127,275	31,608	13,610	29,755	8,337	6,776	246,712	264,533

(b)	Banks, financial institutions and insurance companies located in Peru are not allowed to pledge their fixed assets.

(c)	As of December 31, 2004, Credicorp and its Subsidiaries have property available for sale approximating US$58.9 million net (approximately US$23.9 million of accumulated depreciation).

Notes to the consolidated financial statements (continued)

9.	Assets seized, net
(a)	As of December 31, 2004 and 2003, this caption includes land, buildings, machinery and equipment received in payment of loans. Assets seized were recorded at the lower of cost or estimated fair values determined on the basis of technical third party appraisals. This item is comprised of the following:

			2004	2003
			US$(000)	US$(000)
	Assets seized		99,539	124,077
	Reserve		(34,666)	(35,047)

	Total		64,873	89,030

(b)	The changes in the reserve for assets seized are summarized as follows:

		2004	2003	2002
		US$(000)	US$(000)	US$(000)

	Balances as of January 1st	35,047	27,067	16,762
	Provision	14,639	13,588	15,094
	Amount applied to sold assets	(15,020)	(5,608)	(4,789)

	Balances as of December 31	34,666	35,047	27,067

Notes to the consolidated financial statements (continued)

10.	Other assets and other liabilities
(a)	These items are comprised of the following:

		2004	2003
		US$(000)	US$(000)
	Other assets -
	Accounts receivable	46,415	44,007
	Goodwill, net (c)	33,557	32,510
	Operations in process (b)	30,999	32,849
	Income tax prepayments	26,928	31,374
	Prepaid expenses	19,193	28,780
	Intangible assets, net (d)	18,839	22,206
	Deferred income tax asset, note 16(c)	16,185	20,305
	Unrealized gains on derivatives, note 18(d)	9,624	3,974
	Other	17,644	19,715

	Total	219,384	235,720

	Other liabilities -
	Accounts payable	87,026	67,750
	Payroll, salaries and other personnel expenses	45,295	28,695
	Deferred income tax liability, note 16(c)	30,414	30,492
	Operations in process (b)	25,169	22,817
	Provision for sundry risks (e)	19,379	10,078
	Allowance for indirect credit losses, note 7(f)	18,465	19,919
	Contributions	13,361	10,591
	Unrealized losses on derivatives, note 18(d)	4,760	1,069

	Total	243,869	191,411

(b)	Operations in process include deposits received, loans disbursed, payments collected, funds transferred and other similar types of transactions, which are realized at the end of the month and not reclassified to their final balance sheets accounts until the beginning days of the following month. These transactions do not affect the Group’s net income.

Notes to the consolidated financial statements (continued)

(c)	The movement of goodwill for the years 2004, 2003 and 2002 is summarized as follows:
		2004	2003	2002
		US$(000)	US$(000)	US$(000)
	Cost -
	Balance as of January 1st	55,922	47,930	47,930
	Additions, note 2(c) y (d)	5,900	7,992	-

	Balances as of December 31	61,822	55,922	47,930

	Accumulated amortization -
	Balance as of January 1st	23,412	19,189	16,156
	Additions	4,853	4,223	3,033

	Balances as of December 31	28,265	23,412	19,189

	Net cost	33,557	32,510	28,741

(d)	Intangible assets comprise mainly internal development and acquired software licenses used in the Group’s operations.

(e)	The movement of the provision for sundry risks for the years 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
	US$(000)	US$(000)	US$(000)
Balances as of January 1st	10,078	11,942	14,628
Provision, note 20	9,819	2,022	4,649
Deductions	(518)	(3,886)	(7,335)

Balances as of December 31	19,379	10,078	11,942

This provision mainly comprises the provision for probable and estimable losses in legal actions against the Group and other similar obligations, which have been recorded based on Management’s and its legal advisors estimates.

Notes to the consolidated financial statements (continued)

11.	Deposits and obligations
(a)	This item is comprised of the following:
		2004	2003
		US$(000)	US$(000)
	Non-interest bearing deposits and obligations -
	In Peru	980,091	716,768
	In other countries	239,604	134,093

		1,219,695	850,861

	Interest bearing deposits and obligations -
	In Peru	3,606,204	4,053,237
	In other countries	1,445,073	1,072,408

		5,051,277	5,125,645

		6,270,972	5,976,506
	Interest payable	25,227	23,599

	Total	6,296,199	6,000,105

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in such accounts. Additionally, according to such policy, it was established that the balances that were lower than a specified amount, for each type of account, do not bear interest.

(b)	As of December 31, 2004 and 2003, the balance of deposits and obligations by type of transaction is comprised of the following:

	2004	2003
	US$(000)	US$(000)

Time deposits	2,352,200	2,426,782
Demand deposits	1,750,277	1,481,955
Saving deposits	1,583,502	1,482,610
Severance indemnity deposits	530,683	527,434
Bank certificates	54,310	57,725

Total	6,270,972	5,976,506

Notes to the consolidated financial statements (continued)

(c)	As of December 31, 2004, the total amount of individual time deposits and bank certificates that exceed US$100,000 are approximately US$1,520.3 and US$11.5 million, respectively (US$2,124.5 and US$11.7 million, respectively, as of December 31, 2003).

(d)	Interest rates applied to different deposits and obligations accounts are determined by the Group considering interest rates prevailing in the market in which the subsidiaries operate.

(e)	The time deposits balance classified by maturity is made up as follows.

		2004	2003
		US$(000)	US$(000)

	Up to 3 months	1,030,127	1,649,180
	From 3 months to 1 year	616,081	175,144
	From 1 to 5 years	705,936	513,362
	More than 5 years	56	89,096

	Total	2,352,200	2,426,782

12.	Due to banks and correspondents
(a)	This item is comprised of the following:

		2004	2003
		US$(000)	US$(000)
	By type -
	Due to banks and correspondents (b)	209,122	182,676
	Promotional credit lines (c)	121,561	59,164
	Interbank funds	98,688	28,618
	Loans from international funds	-	3,276

		429,371	273,734
	Interest payable	1,681	503

	Total	431,052	274,237

	By term -
	Short-term debt	233,951	96,311
	Long-term debt	195,420	177,423

	Total	429,371	273,734

Notes to the consolidated financial statements (continued)

(b)	The balance of the liabilities with banks and correspondents correspond to the following operations:

	•	Bank loans obtained by the Group mainly to finance foreign trade and working capital amounted to US$140.5 and US$84.1 million in 2004 and 2003, respectively.

	•	The amount owed from a loan transaction made in November 1998, amounting to US$100 million, with maturities through November 2005, secured by the collection of BCP’s future inflows corresponding to the consumptions and cash advances made in Peru through the credit cards of Visa International issued by foreign banks. In this transaction, Deutsche Bank AG of Germany acted as trustee. This obligation will be paid through the transfers of funds corresponding to the future inflows to be received by BCP from Visa International, which will be deposited directly by Visa International in a special account managed by Deutsche Bank AG of Germany. This transaction bears an annual fixed interest rate of 5.74 percent. As of December 31, 2004 and 2003, the balance of this obligation amounts US$17.2 and US$33.3 million, respectively.

In addition, BCP has signed an insurance policy with MBIA Insurance Corporation of New York which guarantees the future cash inflows to pay the quarterly payments with maturities through November 2005.

	•	The amount owed from a loan transaction made by BCP in January 2001 amounting to US$100 million, with maturities through January 2008, secured by the future collection of the orders of payment in U.S. Dollars related to the transfers of funds received from banks located outside Peru associated with the Society for Worldwide Interbank Financial Telecommunications (Swift). In this transaction, ING Barings acted as trustee. This transaction bears a monthly interest rate that fluctuates between 1.42 and 2.65 percent (between 1.44 and 1.83 percent in 2003). As of December 31, 2004 and 2003 the balance of this obligation amounts US$51.3 and US$65.3 million, respectively.

(c)	Promotional credit lines represent loans granted to BCP by Corporación Financiera de Desarrollo (COFIDE) and Banco Interamericano de Desarrollo (BID), for promoting the development of the Republic of Perú. As of December 31, 2004 and 2003, these credit lines are guaranteed with a loan portfolio amounting to US$118.8 and US$43.2 million, respectively, and include covenants specifying the use of funds, financial conditions that the borrower must maintain and other administrative matters.

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2004 and 2003, maturities of due to banks and correspondents are shown below, based in the remaining period to the repayment date:

		2004	2003
		US$(000)	US$(000)
	Up to 1 year	233,951	96,311
	From 1 to 5 years	101,223	137,627
	Over 5 years	94,197	39,796

	Total	429,371	273,734

13. Reserve for insurance claims
(a)	This item is comprised of the following:
		2004	2003
		US$(000)	US$(000)
	Reserves for:
	Life insurance (b)	321,694	243,118
	Claims (c)	53,652	44,620
	Incurred but not reported claims (IBNR)	18,448	14,682
	Health services	4,645	1,167

	Total	398,439	303,587

(b)	As of December 31, 2004, mainly comprise technical reserves for life annuity and private pension fund insurance for US$176.0 and US$119.7 million, respectively (US$118.1 and US$105.5 million, respectively, as of December 31, 2003).

(c)	As of December 31, 2004, comprise technical reserves for property and casualty claims and life insurance claims for US$26.1 and US$27.6 million, respectively (US$24.9 and US$19.7 million, respectively, as of December 31, 2003).

Notes to the consolidated financial statements (continued)

14.	Bonds issued
(a)	This item is comprised of the following:

	Weighted
	average annual
	interest rate	Maturity	2004	2003
	%		US$(000)	US$(000)

Corporate bonds	4.91	Between March 2005 and
		January 2007	75,382	55,409
Leasing bonds	5.71	Between June 2005 and
		November 2010	220,491	232,993
Mortgage bonds	7.76	Between May 2011 and April
		2012	28,403	30,207
Subordinated bonds	6.70	Between August 2007 and
		October 2013	96,911	97,140

			421,187	415,749
Interest payable			2,790	3,712

Total			423,977	419,461

(b)	Leasing and mortgages loans are collateralized by the fixed assets financed by the Group with these resources.

(c)	The issued bonds balance as of December 31, 2004 and 2003, classified by maturity is shown below:

	2004	2003
	US$(000)	US$(000)
Up to 1 year	64,711	34,487
From 1 to 5 years	236,859	247,005
Over 5 years	119,617	134,257

Total	421,187	415,749

15.	Shareholders’ equity

(a)	Capital stock -
As of December 31, 2004, 2003 and 2002, 94,382,317 shares of capital stock were issued with a par value of US$5 per share.

(b)	Treasury stock -
Treasury stock corresponds to the par value of Credicorp’s shares owned by the Group’s companies, which amounts 14,620,885 shares as of December 31, 2004 and 14,634,925 shares as of December 31, 2003 and 2002. The difference between the acquisition cost of US$186.5 million and their par value of US$73.1 million is recorded as a reduction of the “Capital surplus”.

Notes to the consolidated financial statements (continued)

(c)	Reserves -
In accordance with the local laws that regulate financial and insurance activities of the Group’s subsidiaries, a reserve of up to at least 35 percent of their paid-in capital is required to be established through annual transfers of at least 10 percent of net income. These reserves amount to approximately US$207.3 and US$206.6 million as of December 31, 2004 and 2003, respectively.

Credicorp has recorded similar reserves on a consolidated basis, which are not subject to any restriction.

(d)	Dividend distribution -
During 2004, 2003 and 2002, Credicorp paid cash dividends of approximately US$31.9, US$23.9, and US$16.0 million, respectively. In addition, in 2001 the Board of Directors agreed to distribute an extraordinary dividend of approximately US$15.9 million related to the gain generated by the Group on the sale of Unión de Cervecerías Peruanas Backus y Johnston S.A. shares, this cash dividends was paid in 2002.

In the session held on February 17, 2005, Credicorp´s Board of Directors agreed to pay its shareholders a cash dividend of US$75.5 million, equivalent to 80 cents of U.S. Dollar (US$0.80) per share, payable on May 2, 2005.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As explained in note 16, since 2003 the tax regime applicable to dividends has been modified.

(e)	Shareholders’ equity for legal purposes (Regulatory capital) -
The minimum regulatory capital for the subsidiaries engaged on financial and insurance activities amounted approximately US$911.3 and US$949.8 million as of December 31, 2004 and 2003, respectively. This regulatory capital has been determined in accordance with the Superintendencia de Banca y Seguros del Perú regulations in force as of such dates. According to the Superintendencia de Banca y Seguros regulations the Group’s regulatory capital exceeds in approximately US$338.1 million the minimum regulatory capital required as of December 31, 2004 (approximately US$333.4 million as of December 31, 2003).

16.	Taxes
(a)	Credicorp is not subject to any type of income taxes, nor taxes on capital gains, equity or property. The Peruvian subsidiaries are subject to corporate taxation on income under the Peruvian Tax system. The statutory income tax rate payable in Peru is 30 percent of taxable profits (as of December 31, 2003 and 2002 the income tax rate was 27 percent).

Notes to the consolidated financial statements (continued)

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands nor Panama. For the years ended December 31, 2004, 2003 and 2002, no taxable profits was generated from its operations in the United States of America.

A reconciliation of the differences between the statutory income tax rate and the effective tax rate for the Group is shown as follows:

	2004	2003	2002
	%	%	%
Peruvian statutory tax rate	30.00	27.00	27.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of
subsidiaries not domiciled in Peru	0.90	6.40	8.00
(ii) Non-taxable costs (income), net	(5.10)	(0.40)	3.00

Effective income tax rate	25.80	33.00	38.00

(b)	In 2004, 2003 and 2002, the deferred income tax has been calculated on all temporary differences applied at an income tax rate of 30 percent for 2004 and 2003, and 27 percent for 2002. The income tax expense analysis as of December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
	US$(000)	US$(000)	US$(000)
Current -
Peruvian	49,386	33,206	34,344
In other countries	2,436	2,079	399

	51,822	35,285	34,743

Deferred -
Peruvian	(6,325)	982	(2,115)
Adjustment of deferred income tax for change in
rates	-	3,428	-

	(6,325)	4,410	(2,115)

Total	45,497	39,695	32,628

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

Notes to the consolidated financial statements (continued)

	The Group’s deferred tax liability arises mainly from the depreciation of certain buildings from BCP and PPS that is not deductible for tax purposes and from leasing operations.

(c)	The following table shows a summary of the Group’s deferred income taxes:

		2004	2003
		US$(000)	US$(000)

	Assets
	Allowance for credit losses, net	7,300	10,023
	Reserve for sundry risks, net	3,501	3,109
	Non-accrued interest	2,970	-
	Tax loss carry-forward	-	1,590
	Other	2,414	5,583

	Net deferred income tax assets	16,185	20,305

	Liabilities
	Unrealized gains	(17,625)	(7,258)
	Provision for assets seized, net	(4,929)	(7,479)
	Intangibles assets, net	(2,341)	(3,731)
	Leasing operations, net	(2,293)	(4,507)
	Fixed assets, net	(1,911)	(6,511)
	Other	(1,315)	(1,006)

	Deferred income tax liabilities	(30,414)	(30,492)

	Net deferred income tax liability	(14,229)	(10,187)

(d)	The Peruvian tax authorities have the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries. Fiscal years 2001 through 2004, inclusive, are pending review by the tax authorities. Any additional tax arising as a result of examination by the tax authorities will be charged to income in the year when such tax is determined. At present, it is not possible to estimate the adjustments that the tax authorities may determine; however, in Management’s opinion, it is not expected that any additional assessments will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2004 and 2003.

17. Stock appreciation rights

As indicated in note 3(t), Credicorp has granted stock appreciation rights (SARs) to certain key executives and employees who have at least one year’s service in Credicorp or any of its subsidiaries. The SARs expire after eight (8) years and 25 percent of them may be exercised during each of the first four years of the plan.

Notes to the consolidated financial statements (continued)

At the end of the fourth year and until the expiration date of the SARs, all or a portion of the SARs that are still outstanding under the plan may be exercised at any time. As of December 31, 2004, 625,025 SARs had been exercised under this plan (298,500 as of December 31, 2003) for an approximate amount of US$4.6 and US$1.4 million, as of December 31, 2004 and 2003, respectively.

The number of SARs outstanding and the price of such rights at December 31, 2004, 2003 and 2002 are as follows:

	Number of
Year	SARS		Exercise price

		2004	2003	2002
		US$	US$	US$
1999	189,000	8.74	8.94	9.09
2000	304,000	9.90	10.10	10.25
2001	310,500	6.70	6.90	7.05
2002	386,850	8.38	8.58	8.73
2003	326,438	9.57	9.77	-
2004	242,813	12.39	-	-

As of December 31, 2004 and 2003, the Group has recorded a provision amounting to approximately US$11.7 and US$8.4 million, respectively, for the SARs that could be executed at such dates (1,759,601 and 1,818,453 as of December 31, 2004 and 2003, respectively); corresponding to the difference between the price of the SARs and the quoted price at the consolidated balance sheet date. The provisions were recorded in payroll taxes, salaries and other personnel expenses, in the caption “Other liabilities” of the consolidated balance sheet. The quoted price of the Credicorp’s shares in the New York Stock Exchange as of December 31, 2004, 2003 and 2002 was US$15.81, US$13.35 and US$9.4, respectively.

In 2004, 2003 and 2002, the SARs prices were modified and informed to the executives of the Group.

18.	Off-balance sheet accounts
(a)	This item is comprised of the following:
		2004	2003
		US$(000)	US$(000)
	Contingent credits -
	Standby letters of credit and guarantees (b)	655,313	690,634
	Import and export letters of credit (b)	233,806	152,942

		889,119	843,576
	Responsibilities under credit lines agreements	569,332	509,586
	Financial derivatives contracts, net (c)	211,520	135,647
	Swaps contracts (d)	212,417	98,083

	Total	1,882,388	1,586,892

Notes to the consolidated financial statements (continued)

In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose the Group’s banking subsidiaries to credit risk in addition to the amounts recognized in the consolidated balance sheets. Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposure to losses under commitments to extend credit, provide export and import letters of credit and guarantees is represented by the contractual amount specified in these instruments. The Group applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including the requirement to obtain collateral to support off-balance sheet financial instruments, note 7, when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

Due to the fact that many of the contingent transactions are expected to expire without any performance being required, the total committed amounts do not necessarily represent future cash requirements.

(b)	Standby letters of credit and guarantees and export and import letters of credit are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Export and import letters of credit are mainly issued as credit enhancements for overseas commercial transactions. Risks associated with these credits are reduced by the participation of third parties.

(c)	As of December 31, 2004 and 2003, Credicorp has foreign currency forward derivative transactions. Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed and the change in the prices of the underlying currencies. As of December 31, 2004 and 2003, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$466.2 million and US$313.9 million, respectively, which have maturities of less than a year. These agreements are executed to satisfy client requirements and are recognized in the financial statements at their fair market value. The forward contracts net position is an oversell of U.S. Dollars of approximately US$211.5 million and US$135.6 million as of December 31, 2004 and 2003, respectively.

(d)	Interest rate swaps are derivative contracts, where counter parties exchange variable interest rates for fixed interest rates, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2004, the notional amount of open interest rate swap contracts was approximately US$212.4 million (approximately US$98.1 million as of December 31, 2003). These contracts are recorded at fair value, recording both realized and unrealized gains and losses in the consolidated income statements.

Notes to the consolidated financial statements (continued)

The fair value of the asset and liability forward contracts and swaps as of December 31, 2004 amounted approximately US$9.6 and US$4.8 million, respectively (approximately US$4.0 and US$1.1 million as of December 31, 2003), and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively, note 10.

19. Net premiums earned

In the ordinary course of its business PPS, Credicorp’s subsidiary, engages in insurance activities and transfers reinsurance to other insurance companies to share the risk of its insurance contracts and to limit the potential losses arising from significant coverage. PPS is ultimately responsible for the payment of claims to the policyholder if the reinsurer is unable to meet its obligations.

Reinsurance includes shared quotas, excess of loss and facultative reinsurance. Amounts recoverable from reinsurers are estimated on a basis consistent with the associated claim liabilities and are presented as a component of the reinsured assets.

Net premiums earned for the three years ended December 31, 2004, 2003 and 2002 are as follows:

	Gross amount	Ceded to other companies	Assumed from other companies	Net premiums earned	Percentage of amount assumed on net premiums

	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2004
Life insurance	35,998	(2,865)	683	33,816	2.02
Accident and health insurance	108,739	(2,947)	1,481	107,273	1.38
Property and casualty insurance	107,937	(60,131)	3,777	51,583	7.32

Total premiums	252,674	(65,943)	5,941	192,672	3.08

As of December 31, 2003
Life insurance	32,340	(2,482)	311	30,169	1.03
Accident and health insurance	59,531	(3,718)	7	55,820	0.01
Property and casualty insurance	108,045	(72,270)	3,351	39,126	8.56

Total premiums	199,916	(78,470)	3,669	125,115	2.93

As of December 31, 2002
Life insurance	36,395	(2,094)	268	34,569	0.78
Accident and health insurance	46,461	(1,682)	15	44,794	0.03
Property and casualty insurance	110,452	(68,861)	4,264	45,855	9.30

Total premiums	193,308	(72,637)	4,547	125,218	3.63

Notes to the consolidated financial statements (continued)

20.	Other income and expenses
	The items are made up as follow:

		2004	2003	2002
		US$(000)	US$(000)	US$(000)

	Other income
	Recoveries of other accounts receivable and other
	assets	1,429	4,801	5,213
	Real estate rental income	1,224	2,436	687
	Recoveries of provisions for sundry risks	100	3,818	4,337
	Income (loss) from the sale of assets seized	(3,411)	551	146
	Other	8,763	11,621	1,268

	Total other income	8,105	23,227	11,651

	Other expenses
	Commissions in insurance	19,693	13,468	10,449
	Provision for sundry risks, note 10(e)	9,819	2,022	4,649
	Loss from sale of fixed assets	4,525	1,639	1,907
	Provisions for other account receivables	1,435	4,944	5,033
	Other	7,397	5,673	5,713

	Total other expenses	42,869	27,746	27,751

21.	Earnings per share
	The net earnings per ordinary share have been determined as follows:

		2004	2003	2002

	Number of shares in issue:
	Ordinary shares, note 15(a)	94,382,317	94,382,317	94,382,317
	Less: weighted average treasury shares, note 15(b)	(14,624,392)	(14,634,925)	(14,634,925)

	Weighted average number of ordinary shares in
	issue	79,757,925	79,747,392	79,747,392

	Profit attributable to equity holders (in thousands of U. S.
	dollars)	130,747	80,607	42,383

	Basic and diluted earnings per share (in U.S. Dollars)	1.64	1.01	0.53

Notes to the consolidated financial statements (continued)

22.	Business segments

The Group is organized on two main lines of business:

(a)	Banking business – incorporating corporate and private banking services, corporate, consumer, micro- business and mortgage loans, credit and debit cards, savings, deposits, overdrafts, foreign currency and derivative products, structure financing, corporate leasing, custody, among others.

(b)	Insurance business – incorporating the issuance of policies of insurance to cover claims, such as fires, vehicles, transport, personal accidents and life insurance, among others.

Other operations from the Group comprise brokerage, fund management and trusteeship.

Transactions between the business segments are realized on normal commercial terms and conditions.

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by industry (primary segment) and geographical area (secondary segment) for the three years ended December 31, 2004:

(a)     Business segments by industry (amount expressed in million of U.S. Dollars):

	External income	Income from other segments	Eliminations	Total income (***)	Operating income (*)	Total assets	Fixed assets	Depreciation and amortization	Other provisions (**)
2004
Banking	671	25	(25)	671	346	8,083	215	38	31
Insurance	193	10	(10)	193	73	700	31	3	-
Brokerage and other	116	104	(104)	116	2	305	1	1	-

Total consolidated	980	139	(139)	980	421	9,088	247	42	31

2003
Banking	704	29	(29)	704	364	7,405	230	36	80
Insurance	125	12	(12)	125	37	587	33	5	-
Brokerage and other	84	108	(108)	84	9	330	2	3	-

Total consolidated	913	149	(149)	913	410	8,322	265	44	80

2002
Banking	698	38	(38)	698	343	7,671	257	33	115
Insurance	145	12	(12)	145	26	408	31	4	-
Brokerage and other	26	76	(76)	26	10	551	2	4	-

Total consolidated	869	126	(126)	869	379	8,630	290	41	115

Notes to the consolidated financial statements (continued)

(b) Segment information by geographical area (amounts expressed in million of U.S. Dollars):

	2004			2003			2002

	Total income (***)	Operating income (*)	Total assets	Total income (***)	Operating income (*)	Total assets	Total income (***)	Operating income (*)	Total assets

Peru	809	352	6,566	789	325	6,236	715	330	6,809
Panama	20	3	293	20	2	264	2	2	72
Cayman Islands	52	20	1,004	10	9	880	43	8	706
Bolivia	45	24	459	47	34	446	57	29	475
Colombia	52	19	411	42	38	300	46	9	280
United States of America	2	3	355	5	2	196	6	1	288

Total consolidated	980	421	9,088	913	410	8,322	869	379	8,630

(*)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.

(**)	Other provisions correspond to reserves for assets seized and the allowance for credit losses.

(***)	Include total interest and dividends income, other income and net premiums earned from insurance activities.

Notes to the consolidated financial statements (continued)

23. Financial instruments
By their nature, the Group’s activities are principally related to the use of financial instruments, including derivatives. The Group accepts deposits from customers at both fixed and floating rates, and for various periods, and seeks to earn above-average interest margins by investing these funds in high-quality assets. The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates, while maintaining sufficient liquidity to meet all claims that might fall due.

The Group also seeks to raise its interest margins by obtaining above-average market margins, net of allowances, through lending to commercial and retail borrowers with a range of credit standing. Such exposures involve not just on-balance sheet loans and advances as the Group also enters into guarantees and other commitments such as letters of credit and performance.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in equities, bonds, currency and interest rates. The Management places trading limits on the level of exposure that can be taken in relation to both overnight and intra-day market positions. Foreign exchange and interest exposures associated with these operations are normally offset by entering into counterbalancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions.

Market risks -
The Group takes on exposure to market risks. Market risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The Group applies a ‘Value at Risk’ methodology to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Management sets some limits on the value of risk that may be accepted, which is monitored on a daily basis.

The daily market value at risk measure (VAR) is an estimate, of the maximum potential loss that might arise if the current positions were to be held unchanged for one trading session taking into account a specific significance level. The measurement is structured so that daily losses exceeding the VAR figure should occur, on average, not more than one trading session out of one hundred. Actual outcomes are monitored regularly to test the validity of the assumptions and parameters used in the VAR calculation.

As VAR constitutes an integral part of the Group’s market risk control regime, VAR limits are established by Management for some trading and portfolio operations. The actual exposure against limits, together with a consolidated Group-wide VAR, is reviewed daily by the Management; however, the use of this approach does not prevent losses outside the limits established in the event of more significant market movements.

Liquidity risk -
The Group is expose to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loans drawdowns, guarantees and other calls. The Group does not maintain cash resources to meet all of these needs, as experience shows that a minimum level of reinvestment of maturing

Notes to the consolidated financial statements (continued)

funds can be predicted with a high level of certainty. The Management of the Group’s subsidiaries sets limits on the minimum amount of funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demands.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses.

The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors in assessing the liquidity of the Group and its exposure to changes in interest rates and exchange rates.

Liquidity requirements to support calls under guarantees and standby letters of credit are considerably less than the amount of the commitment, because the Group does not generally expect the third party to draw funds under the agreement. The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, as many of these commitments will expire or terminate without being funded.

The notes to the financial statements include an analysis of the assets and liabilities of the Group by maturities based on contractual maturity dates.

Cash flow and fair value interest rate risk -
Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The Group takes both fair value and cash flow exposure to the effects of fluctuations in the prevailing levels of market interest rates. Interest margins may increase as a result of such changes but may reduce or create losses in the event that unexpected movements arise. The Management sets limits on the level of mismatch of interest rate repricing that may be undertaken, which is monitored periodically.

Resources for investing are mainly obtained from short-term liabilities, the interests of which are agreed at fixed and variable interest rates prevailing in the international markets. Loans, customer deposits and other financing instruments are subject to risks derived from interest rate fluctuations. The relevant contract maturity characteristics and interest rates of such financial instruments are disclosed in notes 7, 11 and 14.

Notes to the consolidated financial statements (continued)

Currency risk -
The Group takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily. Most assets and liabilities are maintained in U.S. Dollars. Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s subsidiaries are established. As of December 31, 2004 and 2003 the Group’s assets and liabilities by currencies were as follows:

		2004				2003

		Peruvian	Other			Peruvian	Other
	U.S. Dollars	new sol	currencies	Total	U.S. Dollars	new sol	currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	1,578,538	201,140	65,783	1,845,461	1,445,538	139,514	30,008	1,615,060
Trading securities	2,593	44,820	55,121	102,534	19,610	57,970	21,166	98,746
Available-for-sale	1,151,748	917,894	58,880	2,128,522	1,049,950	533,601	68,762	1,652,313
investments
Loans	3,379,185	662,058	295,078	4,336,321	3,355,554	645,684	208,898	4,210,136
Other assets	148,780	115,858	24,448	289,086	270,913	47,022	14,657	332,592

	6,260,844	1,941,770	499,310	8,701,924	6,141,565	1,423,791	343,491	7,908,847

Notes to the consolidated financial statements (continued)

	2004				2003

		Peruvian	Other			Peruvian	Other
	U.S. Dollars	new sol	currencies	Total	U.S. Dollars	new sol	currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary liabilities -
Deposits and obligations	(4,570,170)	(1,391,230)	(334,799)	(6,296,199)	(4,439,860)	(1,309,491)	(250,754)	(6,000,105)
Due to banks and	(323,015)	(48,242)	(59,795)	(431,052)	(79,787)	(162,150)	(32,300)	(274,237)
correspondents
Bonds issued	(298,451)	(125,526)	-	(423,977)	(296,653)	(122,808)	-	(419,461)
Other liabilities	(461,859)	(303,766)	(20,257)	(785,882)	(355,956)	(266,342)	(22,111)	(644,409)

	(5,653,495)	(1,868,764)	(414,851)	(7,937,110)	(5,172,256)	(1,860,791)	(305,165)	(7,338,212)

	607,349	73,006	84,459	764,814	969,309	(437,000)	38,326	570,635

Forwards position	(211,520)	211,520	-	-	(135,647)	127,590	8,057	-

Net monetary position	395,829	284,526	84,459	764,814	833,662	(309,410)	46,383	570,635

Credit risk -
The Group takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date. Significant changes in the economy or in the health of particular industry segment that represents a concentration in the Group’s portfolio could result in losses that are different from those provided for at the balance sheet date. Management, therefore, carefully manages its exposure to credit risk.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to an annual or more frequent review. Limits in the level of credit risk by product, industry sector and by country are approved by the Board of Directors.

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees, but there is a significant portion in personal lending where no such facilities can be obtained.

Financial assets which show a potential credit risk are mainly cash and cash equivalents, interest bearing deposits in banks, trading securities, investments available-for-sale, loans and other assets. The exposure to any one borrower, including banks, is further reduced by sub-limits covering on and off-balance sheet exposures, and daily delivery risk limits to trading items such as forward foreign exchange contracts. Real exposures against limits are monitored daily.

Fair value -
Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction, assuming an on-going enterprise.

When a financial instrument is traded in an active and liquid market, its quoted market price in an actual transaction provides the best evidence of its fair value. When a quoted market price is not available, or may not be indicative of the fair value of the instrument, to determine such fair value, the current market value of another instrument that is substantially similar, discounted cash flow analysis or other estimation techniques may be used, all of which are significantly affected by assumptions used. Although Management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value.

A significant portion of the Group’ assets and liabilities are short-term financial instruments, with a remaining maturity of under one-year. These short-term financial instruments are considered to have a fair value equivalent to their carrying value at the balance sheet date.

Notes to the consolidated financial statements (continued)

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

  Cash and due from banks represent cash and short-term deposits that do not represent significant credit or interest risks; in consequence, their book value is equivalent to their fair value.

  Trading securities and available-for-sale investments are recorded at their estimated fair value on the balance sheet, Note 3(h).

  The fair value of loans is similar to their book value, because such loans are mainly of a short-term nature and are shown net of their respective allowance for loan losses, which are considered by the Management as the approximate recoverable amount at the date of the consolidated financial statements.

  The fair value of deposits and obligations is similar to their book value; principally because of their liquid nature and that the interest rates are comparable with the interest rate of other similar liabilities.

  Due to banks and correspondents generate interest contracted at variable interest rates and preferred rates. As a result, it is considered that their book value approximates their fair values.

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

  Except for currency forwards and interest rate swaps, as indicated in note 18(c) and (d), the Group does not enter into other agreements, generally described as derivative transactions. The Group records these derivatives in the balance sheet at their fair market value.

Based in the aforementioned analysis, as of December 31, 2004 and 2003, the book values of the financial instruments do not differ significantly from their estimated market value.

Fiduciary activities -
The Group provides custody, trustee, investment management and advisory services to third parties, which involve the Group making allocation and purchase a sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these financial statements. These services give rise to the risk that the Group will be accused of bad administration or under-performance.

Notes to the consolidated financial statements (continued)

As of December 31, 2004 the assigned value of the financial assets under administration approximate US$482.2 million (approximately US$634.5 million as of December 31, 2003) and the net equity of funds managed by the subsidiaries of the Group approximate US$1,436.8 million (approximately US$1,419.8 million in 2003).

24.	Transactions with related parties

(a)	Certain shareholders, directors and officers of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company in Peru. As of December 31, 2004 and 2003, loans and other credits to employees, directors and key personnel of the Group are as follows:

	Directors and key personnel		Employees

	2004	2003	2004	2003
	US$(000)	US$(000)	US$(000)	US$(000)
Mortgage loans	6,343	6,819	3,293	2,951
Other loans	981	726	3,619	4,685

Total	7,324	7,545	6,912	7,636

As of December 31, loans and other contingent credits to related parties not included in the Credicorp´s consolidation comprise:

	2004	2003
	US$(000)	US$(000)
Direct loans	33,921	57,431
Contingent loans	10,774	11,751
Derivatives, market value	1,111	260

Total	45,806	69,442

In addition, the Group has investments available-for-sale in related entities for approximately US$72.4 and US$35.0 as of December 31, 2004 and 2003, respectively, that generates unrealized gains at such dates for approximately US$16.0 as of December 31, 2004 (there were no such material unrealized losses or gains as of December 31, 2003).

Notes to the consolidated financial statements (continued)

(b)	Directors compensations – As of December 31, 2004 and 2003, the directors’ compensations were approximately US$3.0 and US$2.5 million, respectively.

25.	Subsequent events

(a)	In January 2005, Banco de Crédito del Perú announced the acquisitions of the loan portfolio of Bank Boston N.A. - Branch Peru and Fleet’s Boston´s loan portfolio to Peruvian clients abroad approximating US$289.2 and US$64.3 million, respectively. These transactions were recorded at fair value. The acquired portfolios comprise mainly corporate mortgage and leasing loans. During February 2005 such loans portfolios were transferred to BCP.

(b)	On February 28, 2005, the Banking Superintendence of Colombia declared that it did not object to the sale of Banco Tequendama, which completed the requirements to effect the transaction.

26.	Significant differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). A description of the significant differences between IFRS and U.S. generally accepted accounting principles (U.S. GAAP) follows:

(a)	Allowance for credit losses -
Management believes that there is no significant difference between the amount of the reserve for loan losses provided under IFRS and the required reserve that would be provided under U.S. GAAP. Management believes that the reserve for loan losses was adequate at December 31, 2004 and 2003 to cover any known losses and any losses that have not been specifically identified in the loan portfolio.

(b)	Investments in debt and equity securities -
The Group applied IAS 39 “Financial Instruments: Recognition and Measurement” to record its investments in debt and equity securities. The accounting treatment established by IAS 39 is similar to that required by SFAS 115.

The reconciling items included in paragraph f) for the years 2004, 2003 and 2002 correspond to the reclassification of the unrealized gains and losses corresponding to investments that are available-for- sale from retained earnings to Other Comprehensive Income.

(c)	Amortization of goodwill -
Since March 2004, Credicorp has adopted IFRS 3, “Business Combinations”, as result the goodwill recorded has been amortized until December 31, 2004. Since January 1, 2005, the goodwill is not subject to amortization and must be tested for impairment at least annually.

Notes to the consolidated financial statements (continued)

SFAS 142, “Goodwill and other intangibles” establishes that the goodwill should be assigned to a reporting unit, which is defined as an operating unit or a component of an operating unit. Also, the goodwill is not subject to amortization since December 31, 2001, and should be tested for impairment at least annually. In this respect, the Group made the analysis and evaluation of the impairment of goodwill as of December 31 2004 and 2003, and no impairment loss was required.

(d)	Summary of significant adjustments to net income -
The significant adjustments that would be required to determine the net income of the Group under U.S. GAAP instead of under IFRS are summarized below:

	For the year ended December 31,

	2004	2003	2002
	US$(000)	US$(000)	US$(000)
Net income in accordance with IFRS	130,747	80,607	42,383
Additions (deductions):
Reversal of amortization of goodwill	4,853	4,223	3,033

Net income in accordance with U.S. GAAP	135,600	84,830	45,416

Net income per share in accordance with U.S. GAAP based on
weighted average number of shares issued and in circulation	1.70	1.06	0.57
Weighted average number of outstanding shares issued and in
circulation, excluding treasury stock (in thousands of shares)	79,758	79,747	79,747

(e)	Summary of significant adjustments to shareholders’ equity -

A summary of the significant adjustments that would be required to determine the shareholders’ equity of the Group under U.S. GAAP instead of under IFRS are as follows:

	As of December 31,

	2004	2003	2002
	US$(000)	US$(000)	US$(000)
Shareholders’ equity in accordance with IFRS	1,065,197	910,730	823,800

Additions
Reversal of amortization of goodwill	12,109	7,256	3,033

Shareholders’ equity in accordance with U.S. GAAP	1,077,306	917,986	826,833

Notes to the consolidated financial statements (continued)

The changes in shareholders’ equity of the Group under U.S. GAAP are summarized below:

		For the year ended December 31,

		2004	2003	2002
		US$(000)	US$(000)	US$(000)
	Balances as of January 1	917,986	826,833	796,773
	Cash dividends	(31,900)	(23,922)	(15,987)
	Decrease in treasury stock	263	-	2,908
	Other comprehensive income (loss)	55,381	30,245	(2,277)
	Net income	135,600	84,830	45,416
	Other	(24)	-	-

	Balances as of December 31	1,077,306	917,986	826,833

(f)	Other comprehensive income -

		For the year ended December 31,

		2004	2003	2002
		US$(000)	US$(000)	US$(000)

	Net income in accordance with U.S.GAAP	135,600	84,830	45,416

	Other comprehensive income (loss) -
	Unrealized (losses) gains arising during the period, net of
	tax and minority interest	56,746	18,844	(14,444)
	Transfer of realized losses (gains) to net income	(1,365)	11,401	12,167

		55,381	30,245	(2,277)

	Comprehensive Income	190,981	115,075	43,139

	Cumulative other comprehensive income (loss) is as follows:

		For the year ended December 31,

		2004	2003	2002
		US$(000)	US$(000)	US$(000)
	Beginning balance	20,750	(9,495)	(7,218)
	Current period changes	55,381	30,245	(2,277)

	Ending balance	76,131	20,750	(9,495)

Notes to the consolidated financial statements (continued)

(g)	Commitments and guarantees -
The disclosures required for FIN 45 applicable to Credicorp’s operations are as follow:

Commitments to extend credit -
Commitments include consumer credit lines and other consumer loans that are cancelable upon notification to the consumer. In addition commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company's exposure to credit loss, in the event of default by the borrower. The Group manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to commercial commitments based on management's credit assessment of the borrower. Since the Group expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Group's future liquidity requirements. The contract or notional amounts of commitments to extend credit at December 31, 2004 and 2003, were as follows:

	2004			2003

	Expire	Expire after		Expire	Expire after
	within 1 year	1 year	Total	within 1 year	1 year	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Consumer credit cards	190	557,227	557,417	3,311	475,998	479,309
Commercial	11,915	-	11,915	22,094	-	22,094
Other consumer	-	-	-	8,183	-	8,183

	12,105	557,227	569,332	33,588	475,998	509,586

Letters of credit and guarantees -
Standby letters of credit are conditional commitments the Group issues to guarantee the performance of a customer to a third-party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Group issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Group's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, real estate, accounts receivable and inventory. Since the conditions requiring the Group to fund letters of credit may not occur, the Group expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Group under letters of credit and guarantee arrangements as of December 31, 2004, were approximately US$655.3 million (approximately $690.6 million as of December 31, 2003) with a weighted average term of approximately 24 months. The estimated fair value of standby letters of credit and guarantees was approximately US$1.0 million as of December 31, 2004 (approximately US$0.7 million as of December 31, 2003). The contract or notional amounts of letters of credit and guarantees at December 31, 2004 and 2003, were as follows:

Notes to the consolidated financial statements (continued)

	2004			2003

	Expire	Expire after		Expire	Expire after
	within 1 year	1 year	Total	within 1 year	1 year	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Standby letters of credit
and guarantees	532,860	122,453	655,313	579,857	110,777	690,634
Import and export letters
of credit	226,981	6,825	233,806	148,506	4,436	152,942

	759,841	129,278	889,119	728,363	115,213	843,576

(h)	Recent U.S. GAAP pronouncements -
	•	Consolidation of Variable Interest Entities -
Financial Accounting Standards Board (FASB) Interpretation Nº 46, “Consolidation of Variable Interest Entities (revised December 2003)” (FIN 46-R), which includes substantial changes from the original FIN 46 it is applicable for financial statements issued since January 1, 2004. These changes include the modification of the calculation of expected losses and expected residual returns to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, the definition of a variable interest has been changed in the revised guidance.

FIN 46 and FIN 46-R change the method of determining whether certain entities, including securitization entities, should be included in the Credicorp’s consolidated financial statements. The Group has determined that in accordance with FIN 46-R, the mutual funds and trusts administered by the Group should continue not to be consolidated.

The Group administers several mutual funds, trusts and investment management services. Credicorp has no ownership interest in such entities, but as administrator provides them with accounting and operations services. Clients absorb the eventual losses of such entities by their residual interest.

	•	Accounting for Loan Commitments Accounted for as Derivatives -
The SEC’s Staff Accounting Bulletin Nº 105, “Application of Accounting Principles to Loan Commitments” (SAB 105) its applicable for the financial statements issued since April 1, 2004. It specifies that servicing assets embedded in commitments for loans to be held for sale should be recognized only when the servicing asset has been contractually separated from the associated loans by sale or securitization. The impact of implementing SAB 105 across all Credicorp’s businesses was not significant for the consolidated financial statements.

Notes to the consolidated financial statements (continued)

  Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts - Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1) provides guidance on accounting and reporting by insurance enterprises for separate account presentation, accounting for an insurer’s interest in a separate account, transfers to a separate account, valuation of certain liabilities, contracts with death or other benefit features, contracts that provide annuitization benefits, and sales inducements to contract holders. SOP 03-1 is effective for financial statements for fiscal years beginning after December 15, 2003. The adoption of SOP 03-1 did not have a material impact on Credicorp’s consolidated financial statements.

  Costs Associated with Exit or Disposal Activities -
  SFAS Nº 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146) requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management’s commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. Credicorp has assessed the impact on its consolidated financial statements as of December 31, 2004 and 2003 of applying the SFAS 146 since January 1, 2003 (the effective date for its application) and conclude that there are not material effects for its consolidated financial statements.

  Derivative Instruments and Hedging Activities -
  SFAS Nº 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149) amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on Credicorp’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

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

  Guarantees and Indemnifications -
  In November 2002, FASB issued FASB Interpretation Nº 45, “Guarantor’s Accounting and
  Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. The impact of adopting FIN 45 as of December 31, 2003 was not material for Credicorp’s consolidated financial statements. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002, which are included in paragraph (g) above.

  Stock-Based Compensation -
  In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123-R), which replaces the existing SFAS 123 and supersedes APB 25. SFAS 123-R requires companies to measures and record compensation expense for stock options and other share-based payment based on the instruments’ fair value. SFAS 123-R is effective for interim and annual reporting periods beginning after June 15, 2005. Credicorp’s Management has estimated the fair value of the SARs as of December 31, 2004, 2003 and 2002, using the Black Scholes Model, with assumptions obtained from the relevant available market information, including the SARs contract conditions (Note 17) and assuming for practical purposes that all contracts can only be exercised at the end of their term. As result of this estimation, Credicorp’s management concluded that the liability recorded for the SARs does not differ materially from the amount that would be recorded under SFAS 123 nor would the expense attributable to SARS. .

Notes to the consolidated financial statements (continued)

  Other-Than-Temporary Impairments of Certain Investments -
  On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings. The FASB will be issuing implementation guidance related to this topic. Once issued, Credicorp will evaluate the impact of adopting EITF 03-1. The disclosures required by EITF 03-1 are not significant to the consolidated financial statements as of December 31, 2004.

  Accounting for Certain Loans or Debt Securities Acquired in a Transfer -
  On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) Nº 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03- 3 is effective for loans acquired in fiscal years beginning after December 15, 2004. SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Loans carried at fair value, mortgage loans held- for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as an impairment. The application of SOP 03-3 will not have a significant effect on Credicorp’s consolidated financial statements.

REPORT OF INDEPENDENT AUDITORS

February 12, 2003

To the Board of Directors and Shareholders
Credicorp Ltd.

We have audited the accompanying consolidated statements of income, of changes in shareholders' equity and of cash flows of Credicorp Ltd. (a Bermuda limited liability company) and subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the management of Credicorp Ltd.; our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with both generally accepted auditing standards in Peru and generally accepted auditing standards in the United States of America . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Credicorp Ltd.'s management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with International Accounting Standards.

Accounting principles used by Credicorp Ltd. and its subsidiaries in preparing the accompanying consolidated financial statements conform with International Accounting Standards, which vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 to the extent summarized in Note 26 to the consolidated financial statements.

Countersigned by

/s/ Arnaldo Alvarado L.
________________________(partner)
Arnaldo Alvarado L.
Peruvian Public Accountant
Registration No.7576
Dongo-Soria Gaveglio y Asociados

EXHIBIT INDEX

1.1	Bye-Laws of Credicorp Ltd., as amended March 31, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Table of Contents - Exhibits

Exhibit 1.1

B Y E L A W S
of
CREDICORP LTD.

BYE-LAWS
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

4.11 The Board shall consist of eight Directors. Each Director shall hold office for a period (“Election Period”) commencing the annual general meeting the Director was elected and ending the annual general meeting in the third successive year of the year of his election or until his successor is elected or appointed subject to his office being vacated pursuant to Bye-Law 4.14. At any general meeting, the Members may authorize the Board to fill for the remainder of the Election Period any vacancy in their numbers left unfilled at the general meeting. The Members in general meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy on the Board for the remainder of the Election Period occurring as a result of the death, disability, disqualification or resignation of any Director.

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

*****
***
*

Table of Contents - Exhibits

Exhibit 12.1

     CERTIFICATIONS PURSUANT TO SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

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

Dated: June 30, 2005

/s/ DIONISIO ROMERO
Name: Dionisio Romero
Title: Chief Executive Officer

Table of Contents - Exhibits

Exhibit 12.2

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

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

Dated: June 30, 2005

/s/ WALTER BAYLY
Name: Walter Bayly
Title: Chief Financial and Accounting Officer

Table of Contents - Exhibits

Exhibit 13.1

Credicorp Ltd.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chairman Executive Officer of Credicorp Ltd. (the “Company”).

2. To my knowledge:

(A) The Company’s Annual Report on Form 20-F for the year ended December 31, 2004 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2005

/s/ DIONISIO ROMERO
Name: Dionisio Romero
Title: Chief Executive Officer

Table of Contents - Exhibits

Exhibit 13.2

Credicorp Ltd.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Financial and Accounting Officer of Credicorp Ltd. (the “Company”).

2. To my knowledge:

(A) The Company’s Annual Report on Form 20-F for the year ended December 31, 2004 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2005

By: /s/ WALTER BAYLY
Name: Walter Bayly
Title: Chief Financial and Accounting Officer