Form 20-F/A
period 2004-12-31
CREDICORP LTD
filed 2006-01-23
CIK 1001290

As filed with the Securities and Exchange Commission on January 20, 2006.

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F/A
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2004 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_____ to _____ OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14014

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of incorporation or organization)

Calle Centenario 156
La Molina
Lima 12, Perú
(Address of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $5.00 per share	The New York Stock Exchange

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

Yes No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes No

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 Item 18

EXPLANATORY NOTE

     Credicorp Ltd. is filing this amendment to its Form 20-F for the year ended December 31, 2004 in order to address comments received from the Securities and Exchange Commission to the original Form 20-F filed on June 30, 2005 (the “Original Filing”).

     This amendment amends and restates the following Items of Credicorp’s Form 20-F:

  Item 3 "Key Information"
  Item 4 "Information on the Company"
  Item 5 "Operating and Financial Review and Prospects"

     This amendment and the Original Filing continue to speak as of June 30, 2005, the date on which the Original Filing was made. Except as described above, this amendment does not, and does not purport to, amend or restate the information in any other Item of the Original Filing, or update the disclosure for or on account of any events that have occurred after the date on which the Original Filing was made.

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

SELECTED FINANCIAL DATA

	Year ended December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$763,535	US$694,772	US$531,874	US$548,285	US$ 542,842
Interest expense	(389,748)	(318,542)	(178,070)	(163,580)	(160,298)

Net interest income	373,787	376,230	353,804	384,705	382,544
Provision for loan losses (1)(2)	(170,102)	(119,422)	(99,596)	(66,421)	(16,131)

Net interest income after provision for loan losses	203,685	256,808	254,208	318,284	366,413
Fees and commissions from banking services	144,001	155,030	177,305	189,472	201,474
Net gains (loss) from sales of securities	8,954	31,737	(1,097)	3,235	10,135
Net gains on foreign exchange transactions	23,625	17,549	22,582	23,681	24,165
Net premiums earned	113,395	112,204	125,218	125,115	192,672
Other income	28,003	12,530	11,651	23,227	8,105
Claims on insurance activities	(92,261)	(97,017)	(97,901)	(99,774)	(154,325)
Operating expenses	(391,529)	(390,779)	(404,186)	(430,373)	(459,928)
Merger costs	0	0	0	(18,587)	(3,742)

Income before translation result, income tax, and
minority interest	37,873	98,062	87,780	134,280	184,969
Translation result	(8,500)	(2,575)	(2,482)	(3,675)	2,040
Income tax	(6,124)	(25,135)	(32,628)	(39,695)	(45,497)
Minority interest	(5,553)	(15,839)	(10,287)	(10,303)	(10,675)

Net income	17,696	54,513	42,383	80,607	130,747
Net income per Common Share (2)	0.22	0.69	0.53	1.01	1.64
Cash dividends declared per Common Share	0.10	0.40	0.30	0.40	0.80
U.S. GAAP:
Net income	15,836	55,851	45,416	84,830	135,600
Net income per Common Share (2)	0.20	0.70	0.57	1.06	1.70
BALANCE SHEET DATA:
IFRS:
Total assets	7,623,470	7,581,841	8,629,631	8,321,783	9,087,560
Total loans (3)	4,454,085	4,064,479	4,817,663	4,481,496	4,559,018
Reserves for loan losses (1)	(341,487)	(344,433)	(424,031)	(326,677)	(271,873)
Total deposits	5,506,439	5,543,358	6,381,200	5,976,506	6,270,972
Shareholders’ equity	782,730	796,773	823,800	910,730	1,065,197
U.S. GAAP:
Shareholders’ equity	785,853	796,773	826,833	917,986	1,077,306
SELECTED RATIOS:
IFRS:
Net interest margin (4)	5.45%	5.28%	5.07%	5.15%	4.85%
Return on average total assets (5)	0.23	0.72	0.52	0.95	1.50
Return on average shareholders’ equity (6)	2.27	6.90	5.23	9.29	13.23
Operating expenses as a percentage of net interest and
non-interest income (7)	56.60	55.41	58.62	57.43	56.15
Operating expenses as a percentage of average assets	5.14	5.14	4.99	5.09	5.29
Shareholders’ equity as a percentage of period end total
assets	10.27	10.51	9.56	10.98	11.72
Regulatory capital as a percentage of risk-weighted
assets (8)	11.84	11.77	11.52	13.26	12.84
Total past due loan amounts as a percentage of total
loans (9)	8.44	8.63	8.43	5.72	3.49
Reserves for loan losses as a percentage of total loans	7.67	8.47	8.80	7.29	5.96
Reserves for loan losses as a percentage of total loans
and other contingent credits (10)	6.40	6.62	6.57	5.38	4.22
Reserves for loan losses as a percentage of total past
due loans (11)	90.80	98.18	104.41	127.50	170.93
Reserves for loan losses as a percentage of substandard
loans (12)	39.25	45.38	51.81	50.26	54.11
_______________
(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans, contingent credits and other credits.
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
(3)	Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, Credicorp had contingent loans of US$761.6 million, US$940.9 million, US$1,425.6 million, US$1,586.9 million and US$1,882.4 million, as of December 31, 2000, 2001, 2002, 2003 and 2004, respectively. See Note 18 to the Credicorp Consolidated Financial Statements.
(4)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a quarterly basis.
(5)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(6)	Net income as a percentage of average shareholders’ equity, computed as the average of period-beginning and period-ending balances.
(7)	Operating expenses as a percentage of the sum of net interest income and noninterest income.
(8)	Regulatory capital calculated in accordance with guidelines by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (the “BIS I Accord”) as adopted by the SBS. Atlantic Security Bank, a subsidiary of ASHC, determines risk-weighted assets in accordance with the BIS I Accord as adopted in the Cayman Islands. See “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Regulatory Capital and Capital Adequacy Ratios.”
(9)	BCP considers loans past due after 15 days, except for installment loans, which include mortgage loans but excludes consumer loans, which are considered past due after 90 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”
(10)	Other contingent credits primarily consist of guarantees, letters of credit and responsibilities under credit line agreements. See Note 18 to the Credicorp Consolidated Financial Statements.
(11)	Reserves for loan losses, including contingent credits, as a percentage of all past due loans, with no reduction for collateral securing such loans. Reserves for loan losses includes reserves with respect to total loans and other credits.
(12)	Reserves for loan losses, including contingent credits, as a percentage of loans classified in categories C, D or E. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.”

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
_______________
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

     The following tables show the organization of Credicorp and its principal subsidiaries as of December 31, 2004 and their relative percentage contribution to Credicorp’s total assets, total revenues, net income and shareholders’ equity at the same date (see “—(C) Organizational Structure”):

	As of and for the Year ended December 31, 2004(2)

	Total	Total	Net Income	Shareholders’
	Assets	Revenue	(Loss)	Equity

Banco de Crédito del Perú	77.5%	79.4%	85.2%	69.1%
Atlantic Security Holding Corporation	10.5%	3.4%	10.2%	9.9%
El Pacífico-Peruano Suiza Compañía de	7.0%	10.9%	7.3%	13.4%
Seguros y Reaseguros
Banco Tequendama(3)	4.4%	4.0%	1.5%	2.9%
Others(4)	0.6%	2.3%	(4.2)%	4.7%

(1)	Includes the equity interest held by PPS.
(2)	Percentages determined based on the Credicorp Consolidated Financial Statements.
(3)	Banco Tequendama was sold in March 2005.
(4)	Includes Inversiones Crédito, Credicorp Securities Inc., and others.

     The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2004:

	As of and for the Year ended December 31, 2004(2)

	Total	Total	Net Income	Shareholders’
	Assets	Revenue	(Loss)	Equity

Banco de Crédito del Perú	89.7%	88.4%	88.8%	84.6%
Banco de Crédito de Bolivia	6.4%	6.4%	4.8%	7.8%
Crédito Leasing S.A.	3.4%	1.4%	1.4%	4.2%
Credifondo S.A.	0.2%	1.6%	3.4%	1.3%
Credibolsa Sociedad Agente de Bolsa S.A.	0.1%	0.7%	1.8%	0.6%
Others(3)	0.2%	1.5%	(0.2)%	1.5%
_______________
(1)	Credicorp holds an additional 4.08% stake.
(2)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2004.
(3)	Includes Creditítulos S.A., Inmobiliaria BCP, and others.

(B)	Business Overview

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
_______________
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

	R(s) =	[ 1 + N (s) ]	-1	R(d )=	[(1 +N (d )(1 +D)]	-1

		[ 1+I ]			[1 +I ]

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

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates
	Year ended December 31,

	2002				2003				2004

ASSETS: (1)	Average	Interest	Real Avg.	Nominal Avg.	Average	Interest	Real Avg.	Nominal	Average	Interest	Real Avg.	Nominal
	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Avg. Rate	Balance	Earned	Rate	Avg. Rate

Interest-earning assets:	(U.S. Dollars in thousands, except percentages)
Deposits in Central Bank
Nuevos Soles	US$ —	US$ —	-1.48%	0.00%	US$ —	US$ —	-2.44%	0.00%	US$ —	US$ —	-3.38%	0.00%
Foreign Currency	1,161,511	20,752	2.32	1.79	1,193,120	13,748	-2.75	1.15	1,037,518	15,357	-7.08	1.48
Total	1,161,511	20,752	2.32	1.79	1,193,120	13,748	-2.75	1.15	1,037,518	15,357	-7.08	1.48
Deposits in other banks
Nuevos Soles	23,589	2,805	10.24	11.89	17,475	1,989	8.67	11.38	17,895	791	0.89	4.42
Foreign Currency	467,546	12,959	3.31	2.77	389,137	3,089	-3.09	0.79	416,413	3,998	-7.55	0.96
Total	491,135	15,764	3.64	3.21	406,612	5,078	-2.59	1.25	434,308	4,789	-7.20	1.10
Investment securities
Nuevos Soles	195,829	9,775	3.44	4.99	273,416	13,388	2.34	4.90	560,910	21,547	0.33	3.84
Foreign Currency	711,860	62,949	9.41	8.84	1,062,548	47,067	0.40	4.43	1,186,002	72,356	-2.85	6.10
Total	907,689	72,724	8.13	8.01	1,335,964	60,455	0.80	4.53	1,746,912	93,903	-1.83	5.38
Total loans (2)
Nuevos Soles	560,090	114,509	18.66	20.44	692,580	127,774	15.56	18.45	691,749	131,892	15.04	19.07
Foreign Currency	3,595,232	305,832	9.08	8.51	3,755,212	330,052	4.60	8.79	3,823,383	294,645	-1.37	7.71
Total	4,155,322	420,341	10.37	10.12	4,447,792	457,826	6.30	10.29	4,515,132	426,537	1.14	9.45
Total dividend-earning assets (3)
Nuevos Soles	104,523	439	-1.06	0.42	42,164	330	-1.68	0.78	99,098	833	-2.57	0.84
Foreign Currency	155,536	1,854	1.72	1.19	75,766	10,848	9.91	14.32	62,237	1,423	-6.34	2.29
Total	260,059	2,293	0.60	0.88	117,930	11,178	5.77	9.48	161,335	2,256	-4.02	1.40
Total interest-earning assets
Nuevos Soles	884,031	127,528	12.73	14.43	1,025,636	143,486	11.21	13.99	1,369,651	155,063	7.56	11.32
Foreign Currency	6,091,685	404,346	7.20	6.64	6,475,784	404,799	2.16	6.25	6,525,552	387,779	-2.99	5.94
Total	6,975,716	531,874	7.90	7.62	7,501,420	548,285	3.39	7.31	7,895,203	542,842	-1.16	6.88
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles	112,584				95,264				98,764
Foreign Currency	156,748				157,670				161,976
Total	269,332				252,934				260,740
Reserves for loan losses
Nuevos Soles	(27,897)				(53,333)				(40,008)
Foreign Currency	(318,030)				(326,019)				(242,115)
Total	(345,927)				(379,352)				(282,123)
Premises and equipment
Nuevos Soles	160,807				192,912				195,230
Foreign Currency	97,861				77,983				57,960
Total	258,668				270,895				253,190
Other non-interest-earning assets
Nuevos Soles	134,430				167,981				175,316
Foreign Currency	435,540				452,646				261,810
Total	569,970				620,627				437,126
Total non-interest-earning assets
Nuevos Soles	379,924				402,824				429,302
Foreign Currency	372,119				362,279				239,631
Total	752,043				765,103				668,933
Total average assets
Nuevos Soles	1,263,955	127,528	8.46	10.09	1,428,460	143,486	7.36	10.04	1,798,953	155,063	4.95	8.62
Foreign Currency	6,463,804	404,346	6.81	6.26	6,838,063	404,799	1.84	5.92	6,765,184	387,779	-3.18	5.73
Total	7,727,759	531,874	7.08	6.88	8,266,523	548,285	2.79	6.63	8,564,137	542,842	-1.48	6.34

(1)	Does not include out-of-period adjustments.
(2)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued but unpaid interest for years prior to the year in which a loan became past due is included.
(3)	As per IFRS, dividends are considered interest income.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates
	Year ended December 31,

	2002				2003				2004

LIABILITIES (1)	Average	Interest	Real	Nominal	Average	Interest	Real Avg.	Nominal	Average	Interest	Real Avg.	Nominal
	Balance	Paid	Avg. Rate	Avg. Rate	Balance	Paid	Rate	Avg. Rate	Balance	Paid	Rate	Avg. Rate

Interest-bearing liabilities:	(U.S. Dollars in thousands, except percentages)
Demand deposits
Nuevos Soles	US$222,701	US$ 2,003	-0.59%	0.90%	US$ 319,417	2,704	-1.61%	0.85%	US$349,584	2,911	-2.58%	0.83%
Foreign Currency	596,031	2,735	0.99	0.46	919,963	1,825	-3.66	0.20	758,990	1,873	-8.21	0.25
Total	818,732	4,738	0.56	0.58	1,239,380	4,529	-3.14	0.37	1,108,574	4,784	-6.43	0.43
Savings deposits
Nuevos Soles (2)	262,468	3,461	-0.18	1.32	301,734	2,753	-1.55	0.91	277,051	2,476	-2.52	0.89
Foreign Currency	1,083,712	5,897	1.07	0.54	1,223,843	3,575	-3.57	0.29	1,024,073	3,740	-8.10	0.37
Total	1,346,180	9,358	0.83	0.70	1,525,577	6,328	-3.17	0.41	1,301,124	6,216	-6.91	0.48
Time deposits
Nuevos Soles	426,783	13,287	1.59	3.11	474,175	10,845	-0.21	3.29	487,556	17,094	0.01	3.51
Foreign Currency	2,261,487	80,835	4.12	3.57	2,352,399	78,253	-0.66	3.33	2,471,813	67,871	-5.92	2.75
Total	2,688,270	94,122	3.72	3.50	2,826,574	89,098	-0.58	3.15	2,959,369	84,965	-4.94	2.87
Due to banks and correspondents
and issued bonds (3)
Nuevos Soles	103,602	5,531	3.78	5.34	124,852	12,085	7.00	9.68	134,280	11,257	4.72	8.38
Foreign Currency	795,039	64,320	8.66	8.09	532,183	51,540	5.23	9.45	539,268	53,076	0.58	9.84
Total	898,641	69,851	8.10	7.77	657,035	63,625	5.57	9.49	673,548	64,333	1.41	9.55
Total interest-bearing liabilities
Nuevos Soles	1,015,554	24,282	0.88	2.39	1,220,177	28,387	-0.17	2.33	1,248,471	33,738	-0.77	2.70
Foreign Currency	4,736,269	153,787	3.79	3.25	5,028,388	135,193	-1.29	2.66	4,794,144	126,560	-6.01	2.64
Total	5,751,823	178,069	3.27	3.10	6,248,565	163,580	-1.07	2.60	6,042,615	160,298	-4.93	2.65
Non-interest-bearing liabilities
and shareholders’ equity:
Other liabilities
Nuevos Soles	85,261				45,045				45,773
Foreign Currency	1,086,284				1,120,185				1,508,460
Total	1,171,545				1,165,230				1,554,233
Shareholders’ equity
Nuevos Soles	517,518				538,479				579,279
Foreign Currency	286,873				314,249				388,009
Total	804,391				852,728				967,288
Total non-interest-bearing
liabilities and shareholders’
equity
Nuevos Soles	602,779				583,524				625,052
Foreign Currency	1,373,157				1,434,433				1,896,469
Total	1,975,936				2,017,957				2,521,521
Total average liabilities and
shareholders’ equity
Nuevos Soles	1,618,333	24,282	0.00	1.50	1,803,702	28,387	-0.90	1.57	1,873,523	33,738	-1.64	1.80
Foreign Currency	6,109,426	153,787	3.06	2.52	6,462,822	135,193	-1.86	2.07	6,690,613	126,560	-6.70	1.89
Total	7,727,759	178,069	2.42	2.30	8,266,524	163,580	-1.65	1.96	8,564,137	160,298	-5.59	1.87
_______________
(1)	Does not include out-of-period adjustments.
(2)	Includes the amount paid to Central Bank for deposit insurance fund.
(3)	Issued bonds were included in prior reports under the Time deposits caption.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2003/2002			2004/2003

	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	—	6	6	--	--	--
Foreign Currency	565	(7,575)	(7,010)	(1,798)	3,407	1,609
Total	565	(7,569)	(7,004)	(1,798)	3,407	1,609
Deposits in other banks
Nuevos Soles	(727)	(89)	(816)	48	(1,246)	(1,198)
Foreign Currency	(2,173)	(7,697)	(9,870)	217	692	909
Total	(2,900)	(7,786)	(10,686)	264	(553)	(289)
Investment securities
Nuevos Soles	3,873	(261)	3,612	14,077	(5,918)	8,159
Foreign Currency	31,011	(46,892)	(15,881)	5,469	19,820	25,289
Total	34,884	(47,153)	(12,269)	19,546	13,902	33,448
Total loans(1)
Nuevos Soles	27,087	(13,823)	13,264	(153)	4,271	4,118
Foreign Currency	13,609	10,612	24,221	5,992	(41,399)	(35,407)
Total	40,696	(3,211)	37,485	5,838	(37,127)	(31,289)
Total dividend-earning assets
Nuevos Soles	(262)	153	(109)	446	57	503
Foreign Currency	(951)	9,945	8,994	(1,937)	(7,488)	(9,425)
Total	(1,213)	10,098	8,885	(1,492)	(7,430)	(8,922)
Total interest-earning assets
Nuevos Soles	20,428	(4,470)	15,958	48,128	(36,552)	11,576
Foreign Currency	25,495	(25,042)	453	3,111	(20,130)	(17,019)
Total	45,923	(29,512)	16,411	51,239	(56,682)	(5,443)
Interest Expense:
Demand deposits
Nuevos Soles	870	(169)	701	255	(49)	207
Foreign Currency	1,486	(2,397)	(911)	(319)	368	49
Total	2,356	(2,566)	(210)	(64)	319	255
Savings deposits
Nuevos Soles	518	(1,226)	(708)	(225)	(52)	(277)
Foreign Currency	763	(3,085)	(2,322)	(584)	748	164
Total	1,281	(4,311)	(3,030)	(809)	696	(113)
Time deposits
Nuevos Soles	1,475	(3,918)	(2,443)	306	5,944	6,250
Foreign Currency	3,250	(5,832)	(2,582)	3,972	(14,354)	(10,382)
Total	4,725	(9,750)	(5,025)	4,278	(8,411)	(4,132)
Due to banks and correspondents
and issued bonds (2)
Nuevos Soles	1,135	5,419	6,554	913	(1,741)	(828)
Foreign Currency	(21,265)	7,220	(14,045)	669	2,133	2,802
Total	(20,130)	12,639	(7,491)	1,582	392	1,974
Total interest-bearing liabilities
Nuevos Soles	4,893	(788)	4,105	658	4,693	5,351
Foreign Currency	9,485	(29,345)	(19,860)	(6,239)	(1,128)	(7,367)
Total	14,378	(30,133)	(15,755)	(5,581)	3,565	(2,016)
_______________
(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued but unpaid interest for years prior to the year in which a loan became past due is included.
(2)	Issued bonds were included in prior reports under the Time deposits caption.

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
_______________
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

	At December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$ 0	US$ 28,196	US$ 56,594
Equity securities	33,309	65,617	112,785
Bonds	116,158	2,212	67,878
Peruvian Central Bank certif. notes	184,033	375,713	682,418
Other investments	48,885	15,570	5,994
Total Nuevo Sol-denominated	US$ 382,385	US$487,308	US$925,669
Foreign Currency-denominated:
Equity securities	US$ 80,943	US$59,535	US$ 68,573
Bonds	461,684	952,039	610,402
Investment in Peruvian debt	44,172	34,822	357,145
Other investment	271,204	206,548	257,458
Total Foreign Currency-denominated	US$ 858,003	US$1,252,944	US$1,293,578
Total securities holdings	US$1,240,388	US$1,740,252	US$2,219,247
________________________
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
______________________
(1) Includes credit card and mortgage loans, and other consumer loans.

     As of December 31, 2004, 67.1% of the loan portfolio was concentrated in Lima and 85.7% was concentrated in Perú. An additional 7.4% and 6.9% of the loan portfolio was concentrated in Bolivia and Colombia, respectively.

     The following table shows a breakdown for the past five years of the loan portfolio using the categories specified by SBS Resolution No. 808-2003. See “— Classification of the Loan Portfolio” below.

	At December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands)

Commercial loans	US$3,625,180	US$3,339,057	US$3,659,762	US$3,308,112	US$3,259,950
Consumer loans	221,408	229,707	205,696	251,785	283,410
Residential mortgage loans	325,871	331,673	547,005	549,220	649,930
Leasing transactions(1)	281,625	274,042	405,200	372,379	365,728

Total loans	US$4,454,084	US$4,064,479	US$4,817,663	US$4,481,496	US$4,559,018
____________________
(1) Net of unearned interest.

     The Company does not currently track loan write-offs and recoveries of write-offs by loan categories specified by SBS Resolution No. 808-2003 and is therefore unable to provide all of the disclosures required by Item IV of Industry Guide 3 in this annual report.

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

		Maturing

	Amount at December 31, 2004	Within 3 months	After 3 months but within 12 months	After 1 year but within 5 years	After 5 years

	(U.S. Dollars in thousands, except percentages)
Loans	US$3,507,831	US$1,241,324	US$922,278	US$914,565	US$429,664
Discounted notes (1)	175,888	160,621	13,290	1,976
Advances and overdrafts	45,506	48,506	0	0
Leasing transactions (1)	365,728	48,972	94,481	176,344	45,930
Factoring	58,116	57,064	1,053	0
Refinanced loans	243,892	49,935	42,683	75,490	75,784

Total	US$4,399,961	US$1,606,422	US$1,073,786	US$1,168,375	US$551,378
Percentage of total performing
loan portfolio	100.00%	36.51%	24.40%	26.55%	12.53%
_______________________
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

     Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

     Credicorp considers loans to be past due depending on their type. BCP considers loans past due after no more than 15 days, except for consumer mortgage and leasing loans, and loans to micro-businesses, which are considered past due after 30 days. Beginning January 1, 2001, the SBS issued accounting rules requiring Peruvian banks to consider overdrafts past due after 30 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. Interest income is suspended when collection of loans become doubtful, such as when overdue by more than 90 days, and such income is excluded from interest income until received. Uncollected income on such loans is reversed against income. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis. Therefore, we do not accrue interest on past due loans. Instead, interest on past due loans is recognized only when and to the extent received. Over the past five years, Credicorp has recognized interest income on these loans of US$15.7 million in 2000, US$17.5 million in 2001, US$15.0 million in 2002, US$11.0 million in 2003 and US$6.2 million in 2004. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past due loans.

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

     Past Due Loan Portfolio

     The following table analyzes Credicorp’s past due loan portfolio by type of loan at the dates indicated:

	At December 31,

	2000	2001	2002	2003	2004

Past due loan amounts:	(U.S. Dollars in thousands)
Loans	US$286,345	US$263,553	US$322,179	US$194,761	US$85,467
Discounted notes	17,930	9,577	4,513	1,531	776
Advances and overdrafts in demand
deposits	17,161	15,332	7,892	3,400	4,157
Leasing transactions	18,796	19,686	17,231	8,716	9,387
Refinanced loans	35,869	42,687	54,320	47,800	59,270
Total past due portfolio	US$376,101	US$350,835	US$406,135	US$256,208	US$159,057
Reserves:
Specific reserves	US$ 324,448	US$ 314,004	US$378,051	US$285,842	US$227,267
Not specifically identified
reserves	17,039	30,429	45,980	40,835	44,606
Total reserves for loan losses(1)	US$341,487	US$344,433	US$424,03	US$326,677	US$271,873
Total past due portfolio net of total
reserves	US$ 34,614	US$ 6,402	(US$17,896)	(US$70,469)	(US$112,816)
_______________
(1) Includes reserves for indirect credits (see –Loan Loss Reserves).

     Interest on past due loans and loans in legal collection is excluded from interest income until collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount is approximately US$57.6 million and US$86.1 million as of December 31, 2004 and 2003, respectively. (See Note 7 (h) to the Credicorp Consolidated Financial Statements.) The interest income recognized by Credicorp on these loans was US$6.2 million in 2004 and US$11.0 million in 2003.

     Loan Loss Reserves

     The following table shows the changes in Credicorp’s reserves for loan losses and movements at the dates indicated:

	Year ended December 31,

	2000	2001	2002	2003	2004

		(U.S. Dollars in thousands)
Reserves for loan losses at
the beginning of the year	US$307,343	US$341,487	US$344,433	US$424,031	US$326,677
Additional provisions	170,102	119,422	99,596	66,421	16,131
Acquisitions and transfers	—	—	122,841	—	—
Recoveries of write-offs	7,825	14,935	12,050	17,416	32,287
Write-offs	(135,320)	(124,690)	(150,102)	(185,688)	(120,150)
Monetary correction and
other	(8,463)	(6,721)	(4,787)	4,497	16,928
Total reserves for loan losses
at the end of the year	US$341,487	US$344,433	US$424,031	US$326,677	US$271,873

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
_________________________

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
________________________
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

     (vi) Short-Term Borrowings

     Credicorp’s short-term borrowings, other than deposits, amounted to US$43.3 million, US$62. million and US$74.7 million as of December 31, 2002, 2003 and 2004, respectively. Average balances of borrowed amounts remained at relatively low levels during 2002, 2003 and 2004 mostly due to excess liquidity at BCP. Foreign trade lines of credit comprise the most important short-term borrowing category. Trade lines of credit comprised approximately 64%, 59% and 29% of all short-term borrowings during 2002, 2003 and 2004, respectively.

     The following table presents Credicorp’s short-term borrowings:

	At December 31,

	2002	2003	2004

	(U.S. Dollars in thousands)
Year-end balance	US$ 43,277	US$ 62,001	US$ 74,709
Average balance……………………….	US$ 46,047	US$ 41,209	US$ 61,802
Maximum quarter-end balance	US$ 51,831	US$ 62,960	US$ 100,998
Weighted average nominal
Year-end interest rate	4.71%	2.35%	4.22%
Weighted average nominal
Interest rate	5.38%	2.85%	3.83%
_____________

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

    The following table sets forth the movements in Credicorp’s reserve for loan losses:

	Year ended December 31,

	2000	2001	2002	2003	2004

	(U.S. Dollars in thousands)
Reserves for loan losses at
the beginning of the year	US$307,343	US$341,487	US$344,433	US$424,031	US$326,677

Additional provisions	170,102	119,422	99,596	66,421	16,131

Acquisitions	—	—	122,841	—	—
Recoveries of write-offs	7,825	14,935	12,050	17,416	32,287
Sales and write-offs	(135,320)	(124,690)	(150,102)	(185,688)	(120,150)
Monetary Correction and
Other	(8,463)	(6,721)	(4,787)	4,497	16,928
Reserves for loan losses at the
End of the year	US$341,487	US$344,433	US$424,031	US$326,677	US$271,873

     Provisions for loan losses, charged against income net of recoveries, decreased 75.7% to US$16.1 million in 2004, after decreasing 33.3% to US$66.4 million in 2003. Provision expense in 2004 included US$3.1 million required by BCB (compared to US$20.6 million in 2003) and US$4.3 million for Banco Tequendama (compared to US$5.0 million in 2003). The lower provision expense in 2004 and 2003 is primarily due to improved loan quality, particularly with respect to BCP’s loan portfolio, and to a lesser degree to lower loan volumes and higher recoveries of charged-off accounts. Recoveries of previously charged-off accounts in 2004 amounted to US$32.3 million (compared to US$17.4 million in 2003). The Middle Market and Small Business segments continued to require most of the provisions made during 2004 and 2003, particularly due to the growth in the consumer loan portfolio in 2003 (from US$205.7 million outstanding at year end 2002 to US$251.8 million at year end 2003) and in the residential mortgage portfolio in 2004 (from US$549.2 million outstanding at year end 2003 to US$649.9 million at year end 2004).

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

     During 2004, claims on insurance activities increased by 54.7% to US$154.3 million, after increasing 1.9% to US$99.8 million in 2003, mainly due to the Novasalud merger. The net loss ratio, defined as net claims paid as a percentage of net premiums written, increased to 52.0% in 2004, compared 48.7% in 2003, which in turn decreased from 58.6% in 2002.

     The net loss ratio worsened in 2004 mainly due to the larger relative size of Pacífico Salud and health insurance line which have above average loss ratios. The health insurance line’s larger volume offset the decrease in its net loss ratio to 77.9% in 2004 from 83.5% in 2003. The net loss ratio improved 2003 mainly due to lower ratios in the following segments: fire insurance, for which the net loss ratio decreased to 13.4% from 15.9% in 2002; health insurance together with Pacífico Salud, for which the net loss ratio decreased to 83.5% from 85.2% in 2002; and Pacífico Vida, for which the net loss ratio decreased to 32.0% from 45.7% in 2002. See “Item 4. Information on the Company—(B) Business Overview—(5) Insurance.”

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
___________________
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
___________________
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

		Payments due by period

	Total at
	December 31,	Less than	1–3	3–5	More than
	2004	1 year	years	years	5 years

	(U.S. Dollars in thousands)
Time deposits	2,352,200	1,646,208	705,936(1)	— (1)	56
Bonds issued	421,187	64,711	158,550	78,309	119,617
Due to banks and correspondents	209,122	98,982	52,141	22,346	35,653
Promotional credit lines	121,561	36,281	18,715	8,021	58,544
Overnight funds	98,688	98,688	0	0	0
Lease obligations	3,884	0	519	1,612	1,753

Total	3,206,642	1,944,870	935,861(2)	110,288	US$215,623
___________________
1	The classification of amounts to be paid under long term time deposits by maturity period is not currently available for the periods of 1-3 years and 3-5 years. As a result, the total amount to be paid under long term time deposits with a maturity period of 1-5 years has been included in the 1-3 year maturity period. The 3-5 year maturity period does not include any amount to be paid under long term time deposits.

2	This total includes the total amount to be paid under long term time deposits with a maturity period of 1-5 years.

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

		Years Served as
Name	Position	an Officer (1)

Dionisio Romero	Chief Executive Officer	35 (2)
Raimundo Morales	Chief Operating Officer	25
Carlos Muñoz	Executive Vice President	24
Walter Bayly	Chief Financial and Accounting	12
	Officer
José Luis Gagliardi	Senior Vice President,	24 (3)
	Administration and Human
	Resources
Arturo Rodrigo	Senior Vice President, Insurance	29
___________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2004.
(2)	Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3)	Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

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

___________________
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
__________________
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
__________________
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
__________________
Source: Economatica

     The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the Lima Stock Exchange.

	High	Low

2004
December	$15.70	$15.39
2005
January	$17.60	$15.60
February	$18.95	$17.12
March	$19.20	$17.06
April	$18.50	$17.34
May	$19.81	$17.30
June (through June 10)	$19.40	$18.72
__________________
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

     The following table shows the maturities of Credicorp’s available for sale investment securities by type at December 31, 2004. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

			Maturing
			After 5
		After 1 year	years
	Within	But within	But within	After 10		Fair
	1 year	5 years	10 years	years	Total	Value

	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$ 0	US$ 0	US$ 22,863	US$ 0	US$ 22,863	US$ 22,863
Equity securities (1)	104,712	0	0	0	104,712	104,712
Bonds and debentures	6,385	52,095	9,398	0	67,878	67,878
Peruvian Central Bank certif. notes	643,497	38,921	0	0	682,418	682,418
Other investments	5,501	387	0	0	5,888	5,888

Total Nuevo Sol-denominated	US$ 760,095	US$ 91,403	US$ 32,261	US$ 0	US$883,759	US$883,759
Foreign Currency-denominated:
Equity securities	US$ 65,667	US$ 0	US$ 0	US$ 0	US$ 65,667	US$ 65,667
Bonds	200,493	291,235	94,955	19,895	606,578	606,578
Investment in Peruvian debt	22,335	72,435	12,532	239,843	357,145	357,145
Other investments	93,064	105,649	5,297	0	204,010	204,010
Total Foreign Currency-denominated	US$ 391,559	US$ 469,319	US$112,784	US$ 259,738	US$1,233,400	US$1,233,400

Total securities holdings	US$ 712,593	US$ 560,722	US$ 145,045	US$ 259,738	US$2,117,159	US$2,117,159

__________________
(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year, while other equity securities are categorized according to their maturity.

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

	Earliest Repricing Interval at December 31, 2004

	Overnight		Total
	to	Over 3 to	within	Over 1	Over 5
	3 months	12 months	One year	to 5 years	Years	Total

	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Assets:
Loans, net	US$505,915	US$ 59,724	US$565,639	US$ 83,723	US$ 124	US$649,486
Investment securities	89,251	574,323	663,574	55,185	7	718,766
Deposits in other banks	32,631	6,094	38,725	0	0	38,725
Total	627,797	640,141	1,267,938	138,908	131	1,406,977
Liabilities:
Demand and saving deposits(1)	403,429	177,861	581,290	11,258	762	593,310
Time deposits	283,764	143,817	427,581	13,897	0	441,478
Interbank deposits received	78,038	2,027	80,065	0	0	80,065
Bonds and other liabilities	8,476	19,900	28,376	112,214	16,232	156,822
Total	773,707	343,605	1,117,312	137,369	16,994	1,271,675
Interest Sensitivity gap	-145,910	296,536	150,626	1,539	-16,863	135,302
Cumulative interest sensitivity gap	-145,910	150,626	150,626	152,165	135,302	135,302
Cumulative interest-earning assets	627,797	1,267,938	1,267,938	1,406,846	1,406,977	1,406,977
Cumulative interest sensitivity gap	-23.24%	11.88%	11.88%	10.82%	9.62%	9.62%
Foreign Currency-denominated:
Assets:
Loans, net	1,619,523	932,809	2,552,332	549,767	161,250	3,263,349
Investment securities	187,268	188,836	376,104	297,312	73,146	746,562
Deposits in other banks, and
Other instruments	1,218,162	39,902	1,258,064	2,442	0	1,260,506
Total	3,024,953	1,161,547	4,186,500	849,521	234,396	5,270,417
Liabilities:
Demand and saving deposits(1)	1,095,912	399,120	1,495,032	8,852	0	1,503,884
Time deposits	1,611,458	573,392	2,184,850	125,771	22,946	2,333,567
Interbank deposits received and
Borrowings	195,143	108,696	303,839	63,941	68,249	436,029
Bonds and mortgage notes	39,458	42,957	82,415	172,646	87,767	342,828
Total	2,941,971	1,124,165	4,066,136	371,210	178,962	4,616,308
Interest sensitivity gap	82,982	37,382	120,364	478,311	55,434	654,109
Cumulative interest sensitivity gap	82,982	120,364	120,364	598,675	654,109	654,109
Cumulative interest-earning assets	3,024,953	4,186,500	4,186,500	5,036,021	5,270,417	5,270,417
Cumulative interest sensitivity gap	2.74%	2.88%	2.88%	11.89%	12.41%	12.41%
Total interest sensitivity gap	-62,928	333,918	270,990	479,850	38,571	789,411
Cumulative interest sensitivity gap	-62,928	270,990	270,990	750,840	789,411	789,411
Total interest-earning assets	3,652,750	1,801,688	5,454,438	988,429	234,527	6,677,394
Cumulative interest-earning assets	3,652,750	5,454,438	5,454,438	6,442,867	6,677,394	6,677,394
Cumulative interest sensitivity gap
as a percentage of cumulative
interest earning assets	-1.72%	4.97%	4.97%	11.65%	11.82%	11.82%
__________________
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

Dated: January 20, 2006

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

Countersigned by

/s/ Arnaldo Alvarado L.
________________________(partner)
Arnaldo Alvarado L.
Peruvian Public Accountant
Registration No.7576
Dongo-Soria Gaveglio y Asociados

EXHIBIT INDEX

1.1	Bye-Laws of Credicorp Ltd., as amended March 31, 2005, incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

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

Dated: January 20, 2006

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

Dated: January 20, 2006

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

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Executive Officer of Credicorp Ltd. (the "Company").

2. To my knowledge:

(A) The Company’s Annual Report on Form 20-F for the year ended 2004 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 20, 2006

/s/ DIONISIO ROMERO
Name: Dionisio Romero
Title: Chief Executive Officer

Table of Contents - Exhibits

Exhibit 13.2

Credicorp Ltd.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Financial and Accounting Officer of Credicorp Ltd. (the "Company").

2. To my knowledge:

(A) The Company’s Annual Report on Form 20-F for the year ended 2004 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 20, 2006

By: /s/ WALTER BAYLY
Name: Walter Bayly
Title: Chief Financial and Accounting Officer