Form 20-F
CREDICORP LTD
filed 2006-06-30
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from     to

Commission file number 1-14014

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of incorporation or organization)
Calle Centenario 156 La Molina Lima 12, Perú
(Address of principal executive offices)

          Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, par value $5.00 per share	New York Stock Exchange

          Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

         Common Shares, par value $5.00 per share...............................94,382,317

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

PRESENTATION OF FINANCIAL INFORMATION

          Unless otherwise specified or the context otherwise requires, references in this Form 20-F (the “Annual Report”) to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States dollars, references to “S/.,” “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles and references to “foreign currency” are to U.S. Dollars.  Each Nuevo Sol is divided into 100 céntimos (cents).

          Credicorp Ltd., a Bermuda limited liability company (“Credicorp” as a separate entity or together with its consolidated subsidiaries, as the context may require), maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with International Financial Reporting Standards (“IFRS”). IFRS vary in certain respects from United States generally accepted accounting principles (“U.S. GAAP”).  For a discussion of significant differences between IFRS and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity to U.S. GAAP for Credicorp, see Note 27 to Credicorp’s consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 (the “Credicorp Consolidated Financial Statements”) included elsewhere herein.

          Credicorp operates primarily through its four principal subsidiaries, Banco de Crédito del Perú (together with its consolidated subsidiaries, “BCP”), Atlantic Security Holding Corporation (together with its consolidated subsidiaries, “ASHC”), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (together with its consolidated subsidiaries, “PPS”) and Grupo Crédito S.A (together with its consolidated subsidiaries, “Grupo Crédito”). BCP’s activities include commercial banking, investment banking and retail banking.  As of and for the year ended December 31, 2005, BCP accounted for 68.2% of Credicorp’s total revenues, 80.8% of total assets, 90.4% of net income and 70.3% of shareholders’ equity.  Unless otherwise specified, the individual financial information for BCP, ASHC, PPS and Grupo Crédito included herein has been derived from the audited consolidated financial statements of each such entity.  See “Item 3.  Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.”

          “Item 3.  Key Information—(A) Selected Financial Data” contains key information related to Credicorp’s performance. Such information was obtained from Credicorp’s consolidated financial statements as of December 31, 2001, 2002, 2003, 2004 and 2005.

          Credicorp management’s criteria on foreign currency translation for the purpose of preparing the Credicorp Consolidated Financial Statements is described in “Item 5. Operating and Financial review and prospects—(1) Critical Accounting Policies—Foreign currency translation”.

          Certain of Credicorp’s subsidiaries maintain their operations and balances in Nuevo Soles.  As a result, this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars solely for the convenience of the reader. None of these translations should be construed as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated, such U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.430 = US$1.00, the December 31, 2005 exchange rate set by the Peruvian Superintendencia de Banca, Seguros y AFP (the Superintendency of Banks, Insurance and Pension Funds, or “SBS”).  The average of the bid and offered free market exchange rates published by SBS for June 9, 2006 was S/.3.261 per US$1.00.  The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then prevailing exchange rate may result in presentation of U.S. Dollar amounts that differ from the U.S. Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date.  See also “Item 3.  Key Information-(A) Selected Financial Data-Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein.  The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles.

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

          The summary consolidated financial data as of, and for the years ended, December 31, 2001, and 2002 are derived from the Credicorp Consolidated Financial Statements audited by Dongo-Soria Gaveglio y Asociados, a member firm of PricewaterhouseCoopers, independent auditors. The summary consolidated financial data as of, and for the years ended, December 31, 2003, 2004 and 2005 are derived from the Credicorp Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados, member of Ernst & Young Global, independent registered public accountants.

           The report of Medina, Zaldívar, Paredes & Asociados on the Credicorp Consolidated Financial Statements as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, appears elsewhere in this Annual Report.

          The summary consolidated financial information presented below and the Credicorp Consolidated Financial Statements are prepared and presented in accordance with IFRS, which differ in certain respects from U.S. GAAP.  See Note 27 to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IFRS and U.S. GAAP, as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity.

SELECTED FINANCIAL DATA

	Year ended December 31,

	2001		2002		2003		2004		2005

	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$	694,772	US$	531,874	US$	548,285	US$	542,842	US$	612,432
Interest expense		(318,542)		(178,070)		(163,580)		(160,298)		(173,159)

Net interest income		376,230		353,804		384,705		382,544		439,273
Provision for loan losses (1)		(119,422)		(99,596)		(66,421)		(16,131)		6,356

Net interest income after provision for loan losses		256,808		254,208		318,284		366,413		445,629
Fees and commissions from banking services		155,030		177,305		189,472		201,474		206,163
Net gains (loss) from sales of securities		31,737		(1,097)		3,235		10,135		8,965
Net gains on foreign exchange transactions		17,549		22,582		23,681		24,165		29,286
Net premiums earned		112,204		125,218		125,115		192,672		218,955
Other income		12,530		11,651		23,227		8,105		21,571
Claims on insurance activities		(97,017)		(97,901)		(99,774)		(154,325)		(175,500)
Operating expenses		(390,779)		(404,186)		(430,373)		(459,928)		(477,073)
Merger costs		0		0		(18,587)		(3,742)		0

Income before translation result and income tax		98,062		87,780		134,280		184,969		277,996
Translation result		(2,575)		(2,482)		(3,675)		2,040		(9,597)
Income tax		(25,135)		(32,628)		(39,695)		(45,497)		(73,546)

Net income		70,352		52,670		90,910		141,512		194,853
Net income attributable to Credicorp’s equity holders		54,513		42,383		80,607		130,747		181,885
Minority interests		15,839		10,287		10,303		10,765		12,968
Net income per Common Share attributable to Credicorp’s equity holders(2)		0.68		0.53		1.01		1.64		2.28
Cash dividends declared per Common Share		0.40		0.30		0.40		0.80		1.10
U.S. GAAP:
Net income		55,851		45,416		84,830		135,600		181,885
Net income per Common Share (2)		0.70		0.57		1.06		1.70		2.28
BALANCE SHEET DATA:
IFRS:
Total assets		7,581,841		8,629,631		8,321,783		9,087,560		11,029,647
Total loans (3)		4,064,479		4,817,663		4,481,496		4,559,018		4,972,975
Reserves for loan losses (1)		(344,433)		(424,031)		(326,677)		(271,873)		(218,636)
Total deposits		5,543,358		6,381,200		5,976,506		6,270,972		7,067,754
Equity attributable to Credicorp’s equity holders		796,773		823,800		910,730		1,065,197		1,190,440
Minority interest		112,255		64,742		72,841		85,253		101,515

Shareholders’ equity		909,028		888,542		983,571		1,150,450		1,291,955
U.S. GAAP:
Shareholders’ equity		796,773		826,833		917,986		1,077,306		1,202,549
SELECTED RATIOS:
IFRS:
Net interest margin (4)		5.28%		5.07%		5.15%		4.85%		4.90%
Return on average total assets (5)		0.72		0.52		0.95		1.50		1.81
Return on average equity attributable to Credicorp’s equity holders (6)		6.90		5.23		9.27		13.55		16.39
Operating expenses as a percentage of net interest and non-interest income (7)		52.24		52.78		50.66		49.18		46.25
Operating expenses as a percentage of average assets		5.14		4.99		5.09		5.29		4.74
Shareholders’ equity as a percentage of period end total assets		10.51		9.56		10.98		11.72		10.79
Regulatory capital as a percentage of risk-weighted assets (8)		14.42		14.38		15.28		14.04		13.10
Total past due loan amounts as a percentage of total loans (9)		8.63		8.43		5.72		3.49		1.93
Reserves for loan losses as a percentage of total loans		8.47		8.80		7.29		5.96		3.97
Reserves for loan losses as a percentage of total loans and other contingent credits (10)		6.62		6.57		5.38		4.99		3.19
Reserves for loan losses as a percentage of total past due loans (11)		98.18		104.41		127.50		170.93		206.27
Reserves for loan losses as a percentage of substandard loans (12)		45.38		51.81		50.26		54.11		65.42

(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write off recoveries.

(2)

Credicorp has 100 million authorized common shares (“Common Shares”). As of December 31, 2005, Credicorp had issued 94.4 million Common Shares, of which 14.6 million are held by ASHC.  Per Common Share data presented considers net outstanding shares (Common Shares net of shares held by Credicorp) of 79.5 in 2001 and 79.8 million in 2002, 2003, 2004 and 2005.  See Notes 15 and 21 to the Credicorp Consolidated Financial Statements.

(3)

Net of unearned interest, but prior to reserve for loan losses.  In addition to loans outstanding, Credicorp had contingent loans of US$715.6 million, US$956.9 million, US$782.9 million, US$889.1 million and US$1,220.9 million, as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively.  See Note 18 to the Credicorp Consolidated Financial Statements.

(4)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a quarterly basis.
(5)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(6)	Net income as a percentage of average equity attributable to Credicorp’s equity holders, computed as the average of period-beginning and period-ending balances. Calculated on a monthly basis.
(7)

Sum of the salaries and employee’s benefits, administrative expenses, depreciation and amortization, as a percentage of the sum of net interest income and non interest income, less net gains from sales of securities and other income.

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

(10)	Other contingent credits primarily consist of guarantees, stand-by letters and letters of credit. See Note 18 to the Credicorp Consolidated Financial Statements.
(11)

Reserves for loan and contingent credit losses, as a percentage of all past due loans, with no reduction for collateral securing such loans.  Reserves for loan and contingent credit losses includes reserves with respect to total loans and other credits.

(12)

Reserves for loan and contingent credit losses, as a percentage of loans classified in categories C, D or E. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.”

          Exchange Rates

          The following table sets forth the high and low month-end rates and the average and the end-of-period rates for the sale of Nuevos Soles for U.S. Dollars for the periods indicated.

Year ended December 31,	High(1)	Low(1)	Average(2)	Period-end(3)

	(Nominal Nuevos Soles per U.S. Dollar)
2001	3.623	3.435	3.508	3.446
2002	3.644	3.435	3.460	3.520
2003	3.496	3.463	3.477	3.464
2004	3.500	3.283	3.410	3.283
2005	3.440	3.249	3.295	3.420
2006 (through June 9)	3.454	3.255	3.321	3.262

Source: SBS
(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End of period exchange rates based on the offered rate.

          The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High(1)	Low(1)

	(Nominal Nuevos Soles per U.S. Dollar)
2005
December	3.440	3.407
2006
January	3.454	3.310
February	3.311	3.281
March	3.368	3.312
April	3.377	3.305
May	3.305	3.257
June (through June 9)	3.269	3.255

Source: Bloomberg
(1)	Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

          The average of the bid and offered free market exchange rates published by the SBS for June 9, 2006 was S/.3.261 per US$1.00.

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

          Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil.  President Toledo retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating tax exemptions and reducing underemployment and unemployment. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy.  Despite Perú’s moderate economic growth, the Toledo administration at times faced public unrest spurred by the high rates of unemployment, underemployment and poverty.

          President Toledo will transfer the presidency to Alan Garcia Pérez on July 28, 2006 following Mr. Garcia’s victory in the run-off of the presidential elections held on June 4, 2006. Mr. Garcia has sent positive signals to the international financial markets following his election as president, and it is expected that Mr. Garcia’s government will substantially retain the economic policies of the previous government, although there can be no assurance that this will be the case. See “Item 4. Information on the Company—(B) Business Overview—(9)  Peruvian Government and Economy—(i) Peruvian Government.”

          Exchange Controls and Devaluation of  the Nuevo Sol

          Even though Credicorp’s financial statements are presented in U.S. Dollars, and its dividends are paid in U.S. Dollars, BCP and PPS, for local statutory purposes, prepare their financial statements and pay dividends in Nuevos Soles.  While the Peruvian government currently imposes no restrictions on a company’s ability to transfer U.S. Dollars from Perú to other countries, to convert Peruvian currency into Dollars or to remit dividends abroad, Perú has had restrictive exchange controls in the past and there can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without any restriction. See “Item 10. Additional Information—(D) Exchange Controls.”  In addition, a devaluation would decrease the U.S. Dollar value of any dividends BCP and PPS pay to Credicorp, which would have a negative impact on Credicorp’s ability to pay dividends to shareholders.

          Although the current level of Perú’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Perú will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations, or that Perú will not impose exchange controls should its foreign reserves decline.  A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to a devaluation.  While Credicorp seeks to manage the gap between its foreign currency-denominated assets and liabilities, for instance by matching the volumes and maturities of its Nuevo Sol-denominated loans against its Nuevo Sol-denominated deposits, a sudden and significant devaluation could have a material adverse effect on Credicorp’s financial condition and results of operations.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Sensitivity.”Also, a significant segment of BCP’s borrowers and PPS’s insureds generate Nuevo Sol revenues from their own clients.  Devaluation of the Nuevo Sol against the Dollar could have a negative impact on the ability of BCP’s and PPS’s clients to repay loans or make premium payments.  Despite any devaluation, and absent any change in foreign exchange regulations, BCP and PPS would be expected to continue to repay U.S. Dollar-denominated deposits and U.S. Dollar-denominated insurance benefits in U.S. Dollars.  Therefore, any significant devaluation of the Nuevo Sol against the Dollar could have a material adverse effect on Credicorp’s results of operations and financial condition.

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

          Status of Credicorp as a Holding Company

          As a holding company, Credicorp’s ability to make dividend payments, if any, and to pay corporate expenses will be dependent primarily upon the receipt of dividends and other distributions from its operating subsidiaries.  Credicorp’s principal subsidiaries are BCP, PPS, ASHC and Grupo Crédito.  There are various regulatory restrictions on the ability of Credicorp’s subsidiaries to pay dividends or make other payments to Credicorp.  To the extent Credicorp’s subsidiaries do not have funds available or are otherwise restricted from paying dividends to Credicorp, Credicorp’s ability to pay dividends to its shareholders will be adversely affected.  Currently, there are no restrictions on the ability of BCP, ASHC,  PPS or Grupo Crédito to remit dividends abroad.  In addition, the right of Credicorp to participate in any distribution of assets of any subsidiary, including BCP, PPS, ASHC and Grupo Crédito, upon any such subsidiary’s liquidation or reorganization or otherwise (and thus the ability of holders of Credicorp securities to benefit indirectly from such distribution), will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims of Credicorp as a creditor of such subsidiary may be recognized as such.  Accordingly, Credicorp’s securities will effectively be subordinated to all existing and future liabilities of Credicorp’s subsidiaries, and holders of Credicorp’s securities should look only to the assets of Credicorp for payments.

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

          Insurance Business and Regulation

          Credicorp’s insurance business, carried out by its subsidiary PPS, is subject to regulation by the SBS.  Insurance regulation in Perú is an area of constant change.  New legislation or regulations may adversely affect PPS’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. PPS is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future, the timing of any such adoption and what effects any new laws or regulations would have on its operations, profitability and financial condition.

          Credicorp’s operating performance and financial condition depend on PPS’s ability to underwrite and set premium rates accurately for a full spectrum of risks.  PPS must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses so it may earn a profit.  In order to price premium rates accurately, PPS must collect and analyze a substantial volume of data; develop, test and apply appropriate rating formulae; closely monitor changes in trends in a timely fashion; and project both severity and frequency with reasonable accuracy.  If PPS fails to assess accurately the risks that it assumes or does not accurately estimate its retention, it may fail to establish adequate premium rates, which could reduce income and have a material adverse effect on its operating results or financial condition.  Moreover, there is inherent uncertainty in the process of establishing property and casualty loss reserves.  Reserves are estimates based on actuarial and statistical projections at a given  point in time of what PPS ultimately expects to pay out on claims and the cost of adjusting those claims, based on the facts and circumstances then known.  Factors affecting these projections include, among others, changes in medical costs, repair costs and regulation. Any negative effect on PPS could have a material adverse effect on Credicorp’s results of operations and financial condition.

          Increased Competition

          Despite a recent decrease in interest from major international banks in the Latin American region, BCP has experienced increased competition, including increased pressure on margins, primarily as a result of the presence of highly liquid commercial banks in the market; local and foreign investment banks with substantial capital, technology and marketing resources; and, recently, from local pension funds that lend to BCP’s corporate customers through participation in such customers’ securities issues.  Larger Peruvian companies have gained access to new sources of capital, through local and international capital markets, and BCP’s existing and new competitors have increasingly made inroads into the higher-margin middle market and retail banking sectors. Such increased competition, with entrants who may have greater access to capital at lower costs, have affected BCP’s loan growth as well as reduced the average interest rates that BCP can charge its customers.  Competitors may also appropriate greater resources and be more successful in the development of technologically advanced products and services that may compete directly with BCP’s products and services, adversely affecting the acceptance of BCP’s products and/or leading to adverse changes in spending and saving habits of BCP’s customer base.  If these entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP, BCP’s products and services may be unable to compete successfully.  Even if BCP’s products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP because of their greater financial resources, higher sales and marketing capacity, and other factors.  BCP may not be able to maintain its market share if it is not able to match its competitors’ loan pricing or keep pace with their development of new products and services.  Any negative impact on BCP could have a material adverse effect on Credicorp’s results of operations and financial condition.

          Fluctuation and Volatility of Capital Markets and Interest Rates

          Credicorp may suffer losses related to the investments by BCP, ASCH, PPS , Grupo Crédito and other subsidiaries in fixed income and equity securities, and to their respective positions in currency markets, because of changes in market prices, defaults, fluctuations in market interest rates, exchange rates or other reasons.  A downturn in the capital markets may lead Credicorp to register net losses due to the decline in the value of these positions, in addition to negative net revenues from trading positions caused by volatility in prices in the financial markets, even in the absence of a general downturn.

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

          Credicorp is the largest financial services holding company in Perú and is closely identified with its principal subsidiary, BCP, the country’s largest bank and the leading supplier of integrated financial services in Perú.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, and trust, custody and securitization services and proprietary trading and investment).  As of December 31, 2005, Credicorp’s total assets were US$11.0 billion and shareholders’ equity was US$1.3 billion.  Its net income attributable to Credicorp’s equity holders in 2004 and 2005 was US$130.7 million and US$181.9 million, respectively.  See “Item 3.  Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”  The following table presents certain financial information for Credicorp by principal business segment as of and for the year ended December 31, 2005 (see Note 22 to the Credicorp Consolidated Financial Statements):

	As of and for the Year ended December 31, 2005

	Total Revenues		Operating Income		Total Assets

	(U.S. Dollars in millions)
Commercial Banking	US$	712	US$	400	US$	9,888
Insurance		219		80		786
Investment Banking		166		3		356

Credicorp	US$	1,097	US$	483	US$	11,030

          Credicorp conducts its commercial banking and investment banking activities primarily through BCP, the largest (in terms of total assets, loans, deposits, shareholders’ equity and net income) full service Peruvian commercial bank (“Peruvian commercial bank,” “Peruvian insurance company” and similar terms when used in this Annual Report do not include the assets, results or operations of any foreign parent company of such Peruvian entity or the foreign subsidiaries thereof), and ASHC, a diversified financial services company.  Credicorp’s insurance activities are conducted through PPS, the second largest Peruvian insurance company in terms of premiums, fees and net income.

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

          In August 1997, Credicorp acquired 39.5% of Banco de Crédito de Bolivia (“BCB”) from BCP for US$9.2 million.  In July 1998, Credicorp acquired 97% of Banco de La Paz, a Bolivian bank with US$52.1 million in assets, which was subsequently merged with BCB in January 1999, at which time Credicorp also increased its beneficial ownership in BCB to 55.79%, with BCP owning, directly or indirectly, 44.21%. In November 2001, BCP bought back a 53.1% stake from Credicorp for US$30.0 million. As of December 31, 2005, BCB operated 47 branches located throughout Bolivia, together with 124 ATMs.  BCB’s results have been consolidated in the BCP financial statements since the date of its acquisition in November 1993.

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

          During 2003, BCP converted Banco de Crédito Overseas Limited (“BCOL”), its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC. ASHC subsequently consolidated BCOL into its operations during 2004.  Certain long term equity interests, held previously by BCOL, were transferred to BCP which were then transferred to Inversiones Crédito in accordance with Credicorp’s policy for holdings of equity interests in non-financial companies. In April 2004, PPS sold substantially all of its holdings of Credicorp’s equity shares to ASHC (see “Item 7. –(A) Major Shareholders and Related Party Transactions”).

          In March 2004, PPS acquired Novasalud Perú S.A. – Entidad Prestadora de Salud (“Novasalud EPS”), one of three private health insurance providers in Perú, and merged Novasalud EPS with Pacífico S.A. Entidad Prestadora de Salud (“Pacífico Salud”), a subsidiary of PPS, in August 2004.

          Banco Tequendama, a Colombian banking concern acquired by Credicorp in January 1997, was sold in March 2005 to a Colombian bank. This followed the sale by Credicorp in December 2002 of Banco Tequendama’s Venezuelan branches. While the sale of Banco Tequendama was publicly announced in October 2004 and its effective date was January 1, 2005, the sale was not completed until March 2005 when all approvals required from Colombian authorities were obtained. Credicorp did not record any significant gain as a result of the transaction.

          In February 2005, Credicorp was authorized by Peruvian regulatory authorities to establish Prima AFP, in which Grupo Crédito is the main shareholder. Prima AFP started operations in August 2005 and had losses of US$7.6 million for the year ended December 31, 2005. As of December 31, 2005, Prima AFP invested funds of US$255.2 million, representing a 2.5% market share, and had 51,838 members according to the SBS.

          The following tables show the organization of Credicorp and its principal subsidiaries as of December 31, 2005 and their relative percentage contribution to Credicorp’s total assets, total revenues, net income and shareholders’ equity at the same date (see “—(C) Organizational Structure”):

	As of and for the Year ended December 31, 2005(2)

	Total Assets	Total Revenue	Net Income (Loss)	Shareholders’ Equity

Banco de Crédito del Perú	80.8%	68.2%	90.4%	70.3%
Atlantic Security Holding Corporation	9.1%	2.2%	6.6%	8.2%
El Pacífico-Peruano Suiza Compañía de	7.0%	29.0%	5.7%	15.7%
Seguros y Reaseguros
Grupo Crédito (3)	0.6%	0.4%	-2.7%	5.5%
Others(4)	2.4%	0.2%	-0.1%	0.3%

(1)	Includes the equity interest held by PPS.
(2)	Percentages determined based on the Credicorp Consolidated Financial Statements.
(3)	Includes Prima AFP, and others.
(4)	Includes Credicorp Securities Inc., and others.

          The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2005:

	As of and for the Year ended December 31, 2005(2)

	Total Assets	Total Revenue	Net Income (Loss)	Shareholders’ Equity

Banco de Crédito del Perú	90.8%	89.7%	88.8%	84.9%
Banco de Crédito de Bolivia	6.1%	6.2%	4.5%	6.9%
Crédito Leasing S.A.	2.4%	2.2%	2.1%	2.0%
Credifondo S.A.	0.2%	1.2%	2.1%	1.6%
Credibolsa Sociedad Agente de Bolsa S.A.	0.1%	0.6%	1.0%	0.5%
Others(3)	0.4%	0.1%	2.2%	4.1%

(1)	Credicorp holds an additional 4.08% stake.
(2)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2005.
(3)	Includes Creditítulos S.A., Inmobiliaria BCP, and others.

(B)     Business Overview

     (1)     Introduction – Review of 2005

          Credicorp’s results for 2005 maintained their positive trend from the three previous years and showed significant improvement due to a growing Peruvian economy and a favorable international environment. Consolidated net income increased substantially and the quality of the loan portfolio and of investments in other risk assets continued to improve.

          The increase in net income in 2005 generated by Credicorp’s banking business offset the decrease in net income from its insurance business and losses resulting from the start-up of Prima AFP’s operations. Credicorp’s ability to successfully apply cost-control policies also contributed to its positive results in 2005 by reducing overall expenses despite an increase in personnel expenses. As a result, Credicorp achieved strong growth in 2005 while maintaining a solid balance sheet, a high quality portfolio and a strong capital position, constituting a sound platform for future expansion.

          In 2005, Credicorp reached unprecedented consolidated net income attributable to Credicorp’s equity holders of US$181.9 million, representing a 39% increase from US$ 130.7 million in 2004 and resulting in a return on average equity attributable to Credicorp’s equity holders of 16.4% in 2005 (13.6% in 2004) and earnings per share of US$2.28 in 2005 (US$ 1.64 in 2004). The improvement in Credicorp’s results in 2005 was mainly driven by Credicorp’s expansion strategy for its banking business. During 2005,  Credicorp focused on expanding its retail banking businesses that offered potential for higher growth  and better margins as well as on expanding its transactional businesses. As a result, Credicorp’s banking business experienced a substantial improvement in financial margins and a sustained strengthening of revenues from banking services and lower provisions for loans, which in 2005 became a source of revenue due to recoveries of written-off loans made in previous years.

          Credicorp’s total assets and asset quality improved substantially in 2005. Total assets reached US$11.0 billion as of December 31, 2005, a 21.4% increase from US$9.1 billion as of December 31, 2004. While total loans grew by 9.2% in 2005, increased liquidity led to an increase in investments of 29.5% in the same period. Provision for loan losses net of recoveries resulted in earnings of US$6.4 million in 2005, opposite to losses of US$16.1 million in 2004, due to better quality of the loan portfolio.  For the fourth consecutive year, past due loans decreased to 1.9% of the total loan portfolio at year-end 2005 from 3.5% at year-end 2004, while past due loan coverage by provisions increased significantly to 206.3% at year-end 2005 from 170.9% at year-end 2004.

          BCP’s consolidated net income attributable to Credicorp in 2005 reached US$176.5 million, a 58.4% increase from consolidated net income attributable to Credicorp of US$111.4 million in 2004. The resulting return on average equity reached 22.9% in 2005, the highest such return since 1996. The increase in consolidated net income was mainly due to an increase in net interest income, commissions from retail banking services and lower provisions for loans.

          Net interest income increased by 22.3% in 2005 due to growth in the loan portfolio, particularly during the second half of 2005, following a period of decreases or limited growth in previous years.  In 2005, Retail Banking experienced the largest increase in loans and was the most significant contributor to BCP’s consolidated net income, contributing approximately 50.0%. All types of retail banking loans increased in 2005 as compared to 2004, with home mortgage loans increasing by 27.8%, consumer loans increasing by 29.0% and loans to small and micro-businesses increasing by 26.9%.

          Revenues from commissions from retail banking services increased by 11.2% in 2005 due to the increase in the number and volume of retail banking transactions.  In recent years, BCP has focused on  expanding in the retail banking segment and expects that this segment will continue to be one of the market’s most dynamic segments in the near future as major portions of the population are incorporated into the financial system.

          To promote the growth of business with small companies and individuals, BCP continued to enhance its distribution channels in 2005. In addition to restoring 300 ATMs and adding 50 new ATMs to its network, BCP opened 9 offices, most of them in areas with low bank penetration rates.  With the same goal in mind, BCP launched in 2005 a new customer service channel called ViaBCP Agents.  These consist of points-of-service located within commercial facilities and serviced by the owner of such facilities where a limited number and value of transactions can take place.  ViaBCP Agents are a cost-effective and efficient option for expanding BCP’s customer service network in areas where the number of transactions is limited.  During 2005, BCP installed 61 ViaBCP Agents and expects that this number will reach 300 by the end of 2006.

          BCB continued to report positive results becoming an increasingly important source of revenues, notwithstanding political, social and economic instability in Bolivia in 2005.  BCB’s net income increased to US$10.2 million in 2005 from US$4.8 million in 2004, resulting in a return on average equity of 16.8%, the highest such return since the start of Credicorp’s Bolivian operations. This increase in net income was mainly due to higher net interest income, a significant increase in commissions from retail banking services and improvements in credit risk evaluation which in turn resulted in BCB not taking any provisions for loans. In addition, BCB’s operating expenses increased only slightly in 2005 in light of business growth.

          BCB’s total assets increased by 25% to US$570.7 million in 2005 from US$457.4 million in 2004, total loans increased by 8% to US$346.6 million in 2005 from US$320.8 million in 2004 and deposits increased by 29% to US$430.9 million in 2005 from US$333.1 million in 2004. This increase in the volume of transactions was in line with the significant improvement in the quality of assets. The past due portfolio fell to 5.7% of BCB’s total loan portfolio in 2005 from 11.0% in 2004, while past due loan coverage by provisions grew to 129.9% in 2005 from 100.6% in 2004.

          ASHC’s net income increased by 31.5% to US$25.2 million in 2005 from US$19.1 million in 2004. This increase was mainly due to higher revenues from dividends due to strong Credicorp dividend payments in 2005 and commissions combined with lower operational expenses. ASHC’s revenues from  Credicorp dividend payments, however, are not included in Credicorp’s consolidated results, and, consequently, ASHC’s contribution to Credicorp’s consolidated results remained relatively stable at US$13.5 million in 2005 compared to US$13.3 million in 2004. Total managed funds, deposits and assets under management were US$2.0 billion in 2005, a 35.1 % increase from US$1.4 billion in 2004, with approximately 50.0% of such funds, deposits and assets under management consisting of third-party funds which are managed with a lower risk to ASHC.

          In Credicorp’s insurance business, PPS’s contribution attributable to Credicorp’s equity holders decreased by 41.7% in 2005 to US$5.6 million from US$9.6 million in 2004. This decrease was mainly due to stronger competition in all business lines and an increase in marine hull and health insurance claims.

          In February 2005, Credicorp was authorized by Peruvian regulatory authorities to establish Prima AFP, in which Grupo Crédito is the main shareholder. Prima AFP started operations in August 2005 with a more diverse product offering than its competitors in the private pension fund administration market, which has so far been characterized by the dominance of a few highly concentrated competitors. After launching its operations, Prima AFP has gradually expanded its sales force to build an 800-member staff with offices in Lima, Chiclayo, Piura, Trujillo and Arequipa. Prima AFP recorded losses of US$7.6 million for the year ended December 31, 2005. As of December 31, 2005, Prima AFP invested funds of US$255.2 million, representing a 2.5% market share, and had 51,838 members according to the SBS.

          The following table sets forth the contribution to the consolidated net income attributable to Credicorp’s equity holders by each of its principal subsidiaries:

	2004	2005	Variation

	(U.S. Dollars in millions,, except percentages)
BCP(1)	111.4	176.5	58.4%
ASCH	13.3	13.5	1.5%
PPS	9.6	5.6	-41.7%
Grupo Crédito (2)	-3.6	-13.7
Total	130.7	181.9	39.2%

(1)	Includes Banco de Crédito de Bolivia, which contributed US$10.2 million in 2005 and U.S.$4.8 million in 2004.
(2)	Includes Prima AFP (which recorded a loss of US$7.6 million in 2005), Credicorp Securities and others.

     (2)     Strategy

          During 2006 Credicorp intends to continue with its key business strategies implemented in 2005, and intends to focus its initiatives on:

•	increasing profitability;

•	maintaining the highest quality of customer service;

•	improving efficiency through reductions in operating costs and more aggressive use of electronic channels;

•

diversifying the client base by developing under-banked segments, which involve small companies and low-income individuals, through specially tailored loans, cash management services and transactional products;

•	increasing funds under management through focus on wealth management services;

•	reducing net income volatility and further strengthening the balance sheet;

•	enforcing a sound operating risk, interest rate risk and credit risk management policy

•	reducing the rate of claims in the insurance business and recovering the leadership in the insurance market; and

•	limiting international expansion.

          In 2006, BCP will continue its strategy of increasing lending in the retail banking segment, which continues to show a high growth rate but is also an area where competition from various financial and non-financial credit providers has intensified. In past years, growth in this segment has offset declining loans to large corporate customers. Although growth is expected in all segments of the banking business, BCP will focus in the retail banking segment, where low banking penetration offers ample development opportunities. Credicorp expects to attain greater customer loyalty through lower and simpler commissions in savings deposits. In line with this strategy, BCP launched in January 2006 two new savings accounts designed to significantly reduce maintenance and other fees in order to reach a broader segment of the population.

          In 2005, BCP continued its strategy to expand its branch network, with new offices located in under-banked districts of the city of Lima, where high demand for banking services is expected.  In 2006, BCP will continue to target new clients for both its transactional and retail business services by expanding its branch network, ATM network and consolidating its ViaBCP Agents customer service initiative.  In 2006, BCP will also continue to focus on serving emerging areas of the principal urban centers in Peru as well as on lending to small and micro-businesses, which are segments that are expected to continue to grow at 20% average rates.

          Although the loan and risk assets volume has shown limited growth in recent years, the number of banking transactions has increased significantly, a trend that supports BCP’s strategy of focusing on developing transactional business services for which fees are charged.  Fees on banking services generate stable, diversified and low risk revenues that complement net interest income.

          In 2006, ASHC will continue its strategy of concentrating its investment portfolio in low risk investments to reduce exposure to market volatility while sustaining growth in the management of third-party funds. ASHC expects to improve client service through improved international investment products, which will span a wider risk and return offer.

          Credicorp expects its insurance business, carried out by its subsidiary PPS, to further increase its profitability in 2006 through increased premiums in its health and life insurance business lines and as a result of lower insurance claims compared to 2005. PPS is currently improving its organizational structure and identifying opportunities for all of its business lines with the aim of recovering market share to become a leader in the insurance market.

          In 2006, BCB will focus on consistently applying corporate guidelines, consolidating changes in its organizational structure and improving credit management and portfolio quality.  BCB’s profitability is expected to improve through increased mortgage loans, lending to small and micro-businesses and service fee income. BCB’s profitability may be negatively affected, however, by political, social or economic instability in Bolivia resulting from the policies of the new Bolivian government.

          In August 2005, Prima AFP started operations with a more diverse product offering than its competitors in the private pension fund administration market, which has so far been characterized by the dominance of a few highly concentrated competitors. Credicorp believes that it has competitive advantages in the private pension fund administration market, given its knowledge of the market and of its client base, and due to its financial strength, credibility and quality of service. Management expects Prima AFP to start generating profits in 2007.

     (3)     Credicorp Operating Units

          Credicorp conducts its business operations through four different principal subsidiaries: BCP and subsidiaries (which include BCB), Atlantic Security Holding Corporation, Pacífico Peruano Suiza and Grupo Crédito (which includes Prima AFP).

          The majority of Credicorp’s commercial banking business is carried out through BCP, Credicorp’s largest subsidiary and oldest bank in Perú. A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. Credicorp conducts commercial banking activities in Bolivia through BCB, a full service commercial bank with, as of December 31, 2005, US$430.9 million in deposits, US$570.7 million in assets and US$346.6 million in loans.  As of December 31, 2005, BCB was the fourth largest Bolivian bank in terms of loans, with a 13.4% market share, and the fourth largest in terms of deposits, with a 14.9% market share. Credicorp’s commercial banking business is organized into wholesale banking activities, which are carried out by BCP’s Wholesale Banking division (which includes the Corporate Banking operations of ASHC) and retail banking activities, which are carried out by BCP’s Retail Banking division. Credicorp performs its leasing operations either directly through BCP or through Crédito Leasing S.A. (“Credileasing”), a subsidiary of BCP.

          Credicorp applies uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of its subsidiaries.  Credicorp’s General Manager is in charge of setting the general credit policies for the different business areas of Credicorp.  These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (see “ —(11) Supervision and Regulation—(ii) BCP”), and the guidelines set forth by Credicorp’s Board of Directors.

          Credicorp’s deposit-taking operations are principally managed by BCP’s Retail Banking division and ASHC’s Private Banking division.  See “ —(12) Selected Statistical Information—(iv) Deposits.”

          The majority of Credicorp’s trading and brokerage activities are conducted through BCP, ASHC and, since January 2003, through Credicorp Securities Inc. (“Credicorp Securities”), a wholly-owned subsidiary of Credicorp.  Credicorp Securities is a U.S. registered broker-dealer with its offices in Miami. Credicorp’s asset management business is carried out by BCP in Perú, through Credifondo subsidiary, and by Prima AFP. Credicorp’s asset management is also carried, to a lesser extent, by BCB in Bolivia and by ASHC.

          Credicorp offers investment banking products and services through BCP and ASHC.  BCP offers clients a wide range of such products and services, such as brokerage, mutual fund and custody services through its branch network in Lima and, on a more limited basis, throughout the rest of Perú.  In addition, Credicorp also distributes such products through ASHC.

          Credicorp conducts its insurance operations exclusively through PPS and its subsidiaries, which provides a broad range of insurance products. PPS focuses on three business areas, i.e. general insurance through Pacífico Seguros, life and pension insurance through Pacífico Vida, and health care insurance through Pacífico Salud EPS.  PPS, like other major Peruvian insurance companies, sells its products both directly and through independent brokers and agents.  Directly written policies tend to be for large commercial clients, as well as for life and health insurance lines.

          Credicorp is attempting to expand PPS’s sales network, which currently has 20 offices throughout Perú, by selling certain insurance products through BCP’s branch network.  PPS offers, in collaboration with BCP, a life and health insurance product called Segurimax as well as a personal life insurance product that combines accidental death coverage with renewable term life insurance.

     (4)     BCP and Subsidiaries

          BCP’s activities include commercial banking, investment banking and retail banking. As of December 31, 2005, BCP ranked first among Peruvian banks in terms of total assets of S/.31.5 billion (US$9.2 billion), total loans of S/.16.7 billion (US$4.9 billion), deposits of S/.22.9 billion (US$6.7 billion) and shareholders’ equity of S/.2.8 billion (US$814 million). As of December 31, 2005, BCP’s loans represented approximately 32.1% and the deposits approximately 34.4% of the total Peruvian banking system, respectively.

          As of December 31, 2005, BCP had the largest branch network of any commercial bank in Peru with 218 offices, including 133 in Lima and the adjoining city of Callao. BCP operates an agency in Miami and a branch in Panama.

          As of December 31, 2005, BCP accounted for 68.2% of Credicorp’s total revenues, 80.8% of total assets, 90.4% of net income and 70.3% of shareholders’ equity. BCP’s operations are supervised and regulated by the SBS and the Central Bank.

          Subsidiaries

          BCP’s corporate structure consists of a group of local subsidiaries offering specialized financial services, which complement BCP’s commercial banking activities. In addition to its local subsidiaries, BCP has an agency in Miami and a branch in Panama, one subsidiary in Bolivia and an affiliate bank, Atlantic Security Bank, in the Cayman Islands.

          BCP and its principal subsidiaries as of December 31, 2005 are as follows:

•

Banco de Crédito de Bolivia is BCP’s commercial bank in Bolivia. BCP owns 96% of BCB and Credicorp holds the remaining interest. BCB initiated operations under the BCP umbrella in February 1994. In July 1998, BCB absorbed Banco de la Paz’s operations for US$140 million, making BCB the fourth largest bank in Bolivia. In May 1999, BCB acquired the portfolio of Banco Boliviano Americano for US$116 million and became Bolivia’s second largest bank. Currently BCB is the fourth largest bank in Bolivia in terms of market share and has a network of 46 branches, with over 17 correspondent offices located throughout Bolivia. BCB owns one of Bolivia’s largest brokerage houses, Credibolsa S.A. Agente de Bolsa. BCP targets middle and small-sized clients and offers a broad range of corporate, personal banking and leasing products. Credicorp’s total direct and indirect investment in Bolivia is currently delimited to be US$56 million. BCB’s results are consolidated in BCP’s financial statements.

•	Credibolsa Sociedad Agente de Bolsa (“Credibolsa”) was established in June 1991 and is fully owned by BCP. It is engaged in portfolio advisory and brokerage activities in the Lima Stock Exchange.

•	Credileasing offers a large variety of financial leasing products. CL was established in July 1996 and is 100% owned by BCP.

•	Credifondo Sociedad Administradora de Fondos Mutuos (“Credifondo”) is a mutual fund management company, established in 1994.

•	Creditítulos (“Creditítulos”) was established in 1997 and is fully owned by BCP. The company serves as an asset securitization entity.

•	Inmobiliaria BCP is the real estate subsidiary of BCP. This subsidiary was created to manage and promote the sale of real estate that had been foreclosed or received in payment by BCP.

          (i)      Wholesale Banking Division

          The Wholesale Banking division has traditionally represented the majority of BCP’s loans.

          BCP’s Wholesale Banking division competes with local and foreign banks. BCP’s traditional relationships provide the Wholesale Banking division with a competitive advantage.

          The Wholesale Banking division has traditionally generated the majority of BCP’s loans. BCP estimates that the Wholesale Banking division has extended approximately 58% of its loans as of December 31, 2005. BCP has the largest capital base of any Peruvian bank, which provides it with more resources than any other Peruvian bank to meet the financing needs of its corporate clients. Since Peruvian companies were not able to access international sources of credit until the mid-1990’s, BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The Wholesale Banking division provides its customers with short and medium term, local and foreign currency loans, foreign trade-related financing, and lease financing. BCP’s Wholesale Banking division is divided into the following units:

•	Corporate Banking, which provides loans and other credit services to companies with annual revenues in excess of US$15 million,

•	Middle Market Banking, which serves mid-sized companies,

•	International Trade Finance, which manages BCP’s relationship with financial institutions abroad,

•	Corporate Finance, which provides underwriting and financial advisory services to corporate and middle market clients,

•	Business Finance, which finances business projects and manages the financial leasing product,

•	Institutional Banking, which focuses principally on serving non-profit organizations, state-owned companies and other major institutions; and

•	Business Services, which develops transactional services.

          Although state-controlled corporations are served by BCP’s Wholesale Banking division, mostly in connection with international trade finance, BCP does not regularly extend loans directly to the Peruvian government or to regional or municipal governments.

          Corporate Banking

          The Corporate Banking unit has been the traditional strength of BCP’s lending activities, providing banking services to virtually all of the major industrial and commercial enterprises in Peru. BCP believes that it has an advantage in servicing the larger corporations in the country because of its strong capital base and relative size compared to other Peruvian banks. BCP’s Corporate Banking unit primarily provides its customers with local and foreign currency loans and has a primary responsibility for maintaining relationships with the largest banking clients. In addition, BCP’s Corporate Banking unit provides services including letters of credit, standby letters of credit, domestic collections, nationwide fund transfers, payments through BCP’s Miami agency, and foreign exchange facilities. BCP has a corporate banking client base of approximately 1,000 companies.

          According to BCP’s internal reports, loans provided by the Corporate Banking unit represent 34% of BCP’s total loans in 2005. The composition of these loans was approximately 67% foreign currency-denominated (primarily U.S. Dollar-denominated) and 33% Nuevo Sol-denominated. During 2005, corporate loans continued their declining margins due to excess liquidity and the competition from financing through capital market issues, which was partly offset by the increase in local currency lending, which has higher rates and spreads.

          Client Profile: The Corporate Banking unit is focused on serving large-sized companies with annual turnover over US$15 million, dominant market positions as per particular products or brands, and audited financial statements. BCP may classify other firms under this category if they belong to the most important economic groups in terms of size and economic importance in the country, even if they don’t meet the above criteria.

          Products: The Corporate Banking unit offers a broad range of products and tailors its product offerings to meet the unique requirements of each client. In general, this unit is oriented to offering high-value-added products and services, particularly cash management services, at competitive prices.

          The majority of financings are provided to fund sales, international trade and inventories. In general, the Corporate Banking unit grants short-term financing; however, it can provide longer terms for companies financing capital expenditures, fixed assets, among other purposes. The unit also offers term financing (in all cases backed by real guarantees), financial leasing, factoring, and domestic collections and nationwide fund transfers.

          Additionally, Corporate Banking clients can obtain investment banking, advisory, and financing services through the Corporate Finance unit, which operates as part of the Wholesale Banking division and also serves major middle market clients.

          Guarantees received by this unit consist of receivables in the case of sales financing, warrants or pledges on inventory in the case of inventory financing, and real guarantees in the case of financing for fixed asset acquisitions and improvements to their infrastructure.

          There is a limited growth prospect in this business due to high market penetration and competition from capital market in loans.

          Middle Market Banking

          BCP’s Middle Market banking unit generally serves the same industries and offers the same products as the Corporate Banking unit. Its focus, however, is on providing its customers with working capital loans, primarily secured by accounts receivables. This is accomplished by arranging financing for medium and long-term investment programs, including leasing services offered through Credileasing. BCP has a middle market client portfolio of approximately 4,200 companies.

          According to BCP’s internal reports, the loan portfolio of the Middle Market Banking unit of BCP increased to US$1.2 billion in 2005 from US$1.1 billion in 2004, which in turn increased from US$1.0 billion in 2003, while stringent credit quality requirements continued to be enforced. BCP expects that this sector will grow and increase in relative importance as the Peruvian economy grows.

          BCP expects significant opportunities in lending to middle market businesses, particularly in Peru’s agriculture, fishing and construction industries, where special emphasis has been placed and specific task units have been created to attend to the needs of these economic groups.

          BCP’s medium-term financing products, which include structured loans, project financing and syndicated transactions, are designed to accommodate specific clients’ needs. Through these products, BCP has been an active lender and financial advisor to Peru’s mining, technology and energy sectors. In addition to its regular sources of funds, BCP is an intermediary of Corporación Financiera de Desarrollo (Development Finance Corporation or “COFIDE”,” a second-floor bank fully owned by the State of Peru) and such international financial institutions as Corporación Andina de Fomento (Andean Development Corporation or “CAF”), the International Finance Corporation ( “IFC”) and the Inter-American Development Bank, in several medium-term credit lines for project financings in certain sectors.

          Financial margins in the Middle Market Banking unit continue to be attractive. Because of their size, middle market companies in Peru generally do not have access to the local or international capital markets or to credit from foreign banks. In addition, BCP believes that middle market companies have benefited significantly from the overall economic improvements in Peru over the past few years. Loan quality problems have been addressed through procedures and organizational changes that have focused on improving the loan approval and credit-risk assessment processes.

          The Middle Market Banking unit focuses on organizations with annual revenue levels between US$1 million to US$15 million, through 7 regional managers nationwide. Generally these clients are not listed on the stock exchange but in some cases are capable of issuing financial obligations or commercial paper. Their financial information is reliable and audited. These companies are typically family-controlled but professionally managed.

          The products offered to middle market clients resemble those offered to corporate banking clients. The three major types of products are:

•	Revolving credit lines to finance inventories and sales, as well as stand-by letters of credit and international trade financing,

•	Financing for short-term requirements such as current account credits and temporary account advances (overdrafts), and

•	Financing for medium and long-term requirements using intermediation resources (term deposits), and various types of financial leasing financing.

          The Middle Market Banking unit requires that all facilities granted to middle market clients be guaranteed by the main shareholders and their respective spouses. In addition, these clients are usually required to grant real guarantees of assets unrelated to the business, such as real estate owned by the shareholders.

          Institutional Banking

          BCP’s Institutional Banking unit was moved from the Retail Banking division to the Wholesale Banking division in 2004, since most of its clients have a significant volume. This unit serves non-profit organizations, whether public or private, including approximately 4,800 state and local government entities, international bodies, educational institutions and non-governmental organizations among others. The client base has grown significantly since 2002 due to a market re-segmentation effort. Specialized teams in both the Wholesale Banking and Retail Banking divisions serve these clients.

          The Institutional Banking unit is strategically important due to the business potential of its clients, which demand diverse products and services, and the opportunities its clients present for generating income from fees and cross selling opportunities. The institutional banking unit’s clients are principally users of transactional products and require consultancy for investment management. BCP’s strategy in this segment is focused on building customer loyalty by offering customized services at relatively competitive rates and provides outstanding service quality. The institutional banking clients mainly require remote office banking, collections and automated payroll payment services.

          International Trade Finance

          BCP’s International Trade Finance unit is focused primarily on providing short-term credit for international trade, funded with internal resources or with credit lines from foreign banks and institutions. Medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions are also provided. In addition, the International Trade Finance unit earns fees by providing customers with letters of credit, international collections and providing foreign exchange services to clients. The International Trade Finance unit also promotes international trade activities by structuring Peruvian overseas commercial missions and introducing Peruvian businesses to potential foreign clients and vice versa. As of December 2005, BCP financed 39.6% and 29.3% of total Peruvian imports and exports, respectively.

          BCP maintains business relations with over 1,000 correspondent banks, development organizations, multilateral financial organizations, and Export Credit Agencies in countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital, and medium and long-term investment projects. Although these credit lines are largely underutilized given BCP’s strong liquidity position, they remain available should dollar liquidity undergo a correction or demand for dollar-denominated loans increase.

          Against a backdrop of high liquidity, BCP had to enter other regional markets to increase returns, in particular Ecuador, where approximately US$23.4 million was placed in 2004, 8.5% more than in 2003 and US$30 million during 2005. These loans were granted to companies enjoying the soundest creditworthiness ratings, and in strict compliance with country risk guidelines. In addition, some inroads were made in the Chilean market despite thin margins.

          According to the Peruvian Central Bank, in 2005 Peruvian exports increased 36.7% to US$17.2 billion from US$12.6 billion in 2004, principally due to increased exports of mining products and of manufactured goods. During the same year and based on BCP’s internal report, BCP’s export payment orders volume increased 11.7% to US$5.7 billion, amounting to 33.7% of total Peruvian exports (41.3% in 2004). Total Peruvian imports were US$12.1 billion in 2005, increasing 23.1% from US$9.8 billion in 2004, principally due to higher demand for capital goods and raw materials. BCP’s import letters of credit, collections and transfers amounted to US$2.8 billion in 2005, increasing from US$2.3 billion in 2004.

          BCP has a direct presence abroad through its agency in Miami and its branch in Panama, and has access to a wide network of foreign correspondent banks to offer several internationally competitive products to its customers.

          BCP has correspondent banking relationships and uncommitted credit lines with more than 80 banks for foreign trade operations, financing of working capital and medium and long-term investment projects. During 2004, BCP’s significant surplus of liquidity allowed it to maintain a very low use of foreign lines of credit.

          Lastly, to benefit from synergies in the correspondent banks business, the International Trade Finance unit now manages business with government financial organizations that were formerly comprised in the Institutional Banking client portfolio and the local Financial Institutions industry.

          Corporate Finance

          BCP’s Corporate Finance unit provides a wide range of underwriting and financial advisory services to corporate clients and middle market businesses and has a leading position in the local market. The Corporate Finance unit was incorporated into BCP’s Wholesale Banking division in the first quarter of 1996 in order to enhance its effectiveness as the demands of Peru’s larger corporations move away from loan-based operations toward capital markets-based operations. This unit focuses on the capital markets, primarily debt and equity issues, project financing, corporate financing, financial restructurings and mergers and acquisitions.

          Based upon BCP’s internal records, in 2005, BCP’s share of the market for structuring fixed-income instruments decreased to 33% from 43% in the previous year. Private debt placements, after increasing 55% in 2003, to US$1.5 billion, declined 15% in 2004 to US$1.2 billion and increase in 2005 to US$1.5 billion. The Corporate Finance unit had a significant role in the placement of the TGP (Transportadora de Gas del Perú S.A.) bonds for US$80 million and Hunt Oil structured bonds for US$150 million.

          In operations related to project financing and structured loans according to its internal reports, BCP’s corporate finance unit structured transactions during 2005 worth a total of US$223 million, of which BCP participated in US$135 million. Funding for important Peruvian companies spanned different sectors such as electricity generation, mining, oil and gas, and for the municipality of the city of Lima. Important transactions included the financing of Empresa de Generación Termoeléctrica Ventanilla S.A. – Etevensa for US$35 million, Minera Barrick Misquichilca S.A. for US$30 million, and Energía del Sur S.A. – Enersur  for US$27.5 million.

          Additionally, the Corporate Finance unit structures short-term instruments, mostly commercial paper and certificates of deposit, and offers financial consultancy services focused on restructuring debt, appraisals and evaluations of payment capacity for companies from several sectors, such as paper, manufacturing, sugar, food, real estate and construction.

          Leasing

          Leasing offers and manages financial leasing operations. It also carries out medium-term operations, principally for small and medium-sized companies. BCP is the leader with a market share of 40.6% of total leasing.

          BCP’s management estimates that BCP’s lease finance business is currently the largest in Peru, with a market share of approximately 38% as of December 31, 2005. The principal means of financing for Credileasing is through the issuance of specific leasing bonds, of which a total of S/.539.1 million (US$157.2 million) were outstanding as of December 31, 2005. According to SBS, Credileasing’s market share among specialized leasing companies was 54% as of December 31, 2005.

          The financial leasing business continued its recovery during 2005. BCP’s leasing loan balances showed a 31.4% growth in 2005, after being affected in prior years by declining market demand due to the co-existence of two tax systems applicable to leasing operations, which put BCP at a disadvantage in relation to certain competing banks, but which were unified in 2003.

          Growth during 2005 was driven by business loans in sectors requiring natural gas produced in the Camisea fields, energy and manufacturing. Energy generation and manufacturing companies invested in the conversion of their equipment and processes to use natural gas as their primary energy source. Loan demand also increased in the fishing and telecommunications sectors.

          Business Services

          BCP’s Business Services unit is in charge of developing transactional services that handle the exchange of information and money transfers to corporations, midsize companies, institutions and micro-business companies. This unit is responsible for both the development and marketing of transactional, or “cash management,” services for BCP’s corporate and institutional clients. More than 30 product groups are offered, aiming at strengthening ties with clients, assuring their loyalty and reciprocity in the business carried out with BCP, as well as reducing costs using electronic channels and increasing fee income.

          Services managed by the Business Services unit include collections (automated trade bill collection and electronic factoring), automated payments (direct credits to personnel and suppliers accounts and money transfers), electronic office banking and cash management through checking accounts with special features.

          In 2005, BCP continued its efforts to increase revenue from transactional services, primarily through the improvement of the operating efficiency of the office banking service, Telecrédito. According to BCP’s internal reports, the transaction volume in the office banking service continued to grow in 2005 (19% compared to 67% in 2004) and fee revenue continued to increase (13%). In 2005, revenue from fees on money transfers received from other countries grew by 15% and transaction volume increased 40% (23% and 13% respectively in 2004). Approximately 1,200 entities, mainly public utilities, municipalities and insurance companies, among others, use BCP’s automated bill payment service, which processed an average of 900,000 payments per month during 2005.

          (ii)     Retail Banking Division

          According to BCP’s internal reports, retail banking-related loans accounted for approximately 35.5% of BCP’s total loans in 2005 compared to 32.5% in 2004 and 30.3% in 2002.

          After several years of declining loan volumes of BCP’s retail units, volumes grew in 2002, particularly in loans to small businesses and home mortgages, but decreased again in 2003, and had a modest 4.4% increase in 2004, according to BCP’s internal records. Nevertheless, within retail lending, home mortgages and micro-business loans continued to show strong growth in 2004 and 2005. In 2005, home mortgages grew approximately 31% to US$750 million, while micro-business loans grew approximately 46% to US$240 million.

          With the segmentation of its retail client base, BCP is able to focus on the cross-selling of products and on improving per-client profitability. BCP’s management expects the retail banking businesses to be one of the principal growth areas for BCP’s lending activities.

          BCP’s retail banking targets and serves individuals and small-size companies with annual income levels of up to US$1 million. BCP’s objective is to establish profitable long-term relationships with this broad client base, using segmentation strategies that satisfy the specific needs of each client type. BCP’s retail banking operations are carried out by two divisions: Service Banking and Retail Banking.

See “—(iii) Service Banking.” The Retail Banking division is subdivided further into four units in order to serve each client segment appropriately. These four units include Exclusive Banking, Small Business Banking, Micro Business Banking  and Consumer Banking. The Retail Banking division manages BCP’s mortgages and credit cards products.

          Exclusive Banking

          Exclusive Banking is BCP’s private banking area, and manages a select number of individual customers who are key to BCP because of the high volume of loan and deposit business they generate, and their attractive profitability.

          The Exclusive Banking unit principally serves a select number of high-income customers with the most profitable personal accounts and specializes in offering personalized service. BCP’s Exclusive Banking unit serves a client base of high net worth individuals with an outstanding credit history. It serves households that have at least US$10,000 in loans and/or US$20,000 in deposits. Exclusive Banking is a profitable segment and generates a high volume of business.

          Through Exclusive Banking, BCP provides a preferential and differentiated service, offering both traditional and innovative products to its clients. BCP considers the Exclusive Banking client base to be of strategic importance to BCP. Clients within this segment are considered “exclusive” and receive personal service from an executive of Exclusive Banking.

          BCP’s management believes that in 2005 the Exclusive Banking unit continued to retain and increase ties with its customers, as well as to add new ones, for which sophisticated commercial plans were developed. This segment has approximately 58,280 customers, with total deposits of US$1.2 billion and US$704 million in loans. Belonging to this segment gives customers the advantage of preferential interest rates for loans and deposits and personalized service through an assigned official. Beginning in 2004, Exclusive Banking customers were advised of saving alternatives using capital markets products, including investments in mutual funds, given the continuing low levels of interest rates paid on banking deposits.

          Small Business Banking and Micro Business Banking

          BCP’s Small Business Banking unit serves approximately 10,000 clients who have annual sales between US$300,000 and US$1 million.  In 2004, this unit experienced some adjustments following the merger with Solución.  This divided the portfolio between large clients, which were kept in Small Business Banking and the smaller clients, which were incorporated into the portfolio coming from Solución, currently part of Micro Business Banking. These businesses benefit from products specially designed for their needs, such as the Cash Credit for Businesses, a revolving credit line repaid in installments, as well as the usual credit products: discounted notes, letters of credit, guarantees and stand-by credits.

          According to BCP’s internal reports, the Small Business Banking loan portfolio grew from US$158.4 million in 2004 to US$211.4 million in 2005 (without considering contingent facilities). In terms of deposits, this segment increased deposits from US$260.5 million to US$349.8 million.

          BCP’s Micro-Business Banking unit concentrates its efforts in small loans to individuals who primarily derive their income from small family-run businesses. This unit deals with business resulting from the Solución merger, together with the smallest clients from the Small Business Banking unit. In spite of its high informality and high creditworthiness risk, this segment shows one of the most attractive growth and bank penetration potentials, which has driven BCP to work towards its development in two fronts: (i) client training programs through seminars and presentations and (ii) formalization programs based upon alliances with government institutions such as Prompyme, Ministry of Labor and Social Promotion, Municipalities and the Peruvian Center for the Promotion of Small Business.  BCP’s loans to micro-businesses as of December 31, 2005 amounted to US$240 million, representing a 46% increase from 2004.

          Consumer Banking

          Consumer Banking is in charge of servicing BCP’s traditional retail client base, and is also in charge of mortgage lending and credit cards. BCP’s Consumer Banking unit targets and serves medium to low-income individuals. BCP estimates that its Consumer Banking client base consists of approximately 1,700,000 households.

          The Consumer Banking unit offers standard service platforms including bank tellers and ATMs and services, which fit the characteristics and financial habits of this client base. Consumer lending products offered include cash consumer loans, payroll loans and loans for specific purposes such us automobile purchases, travel and education

          Mortgage Lending

          BCP was the largest mortgage lender in Peru with a market share of 39% of total mortgage loans in the Peruvian banking system as of December 31, 2005. This was, to a large extent, the result of extensive marketing campaigns and improvements in the quality of procedures for extending credit and establishing guarantees.

          BCP expects mortgage lending business to continue to grow given the low levels of penetration in the financial market, the increasing demand for housing, the availability of funds for the Peruvian government’s MiVivienda low-income housing program, and the current economic outlook for controlled inflation and economic growth in Peru. BCP believes that it has been able to become the largest issuer of MiVivienda credits, increasing its market share of outstanding loans from 6% in 2002 to 28% in 2005, according to Asociación de Bancos del Perú (“ASBANC”).

          BCP had US$750 million of outstanding mortgage loans as of December 31, 2005 compared to US$575 million for year end 2004. Additionally, BCB’s mortgage loans reached US$98.7 million as of December 31, 2005, representing 20.2% of the Bolivian mortgage loans at such date.

          Mortgage financing is available only to customers with minimum monthly income of above US$900 in the case of the traditional mortgage loan and US$400 in the case of the MiVivienda program. The MiVivienda program, however, limits the value of the house to be purchased to US$30,000. BCP will finance up to 75% of the appraised value of a property where monthly mortgage payments do not exceed 30% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offers is 25 years in U.S. dollars and up to 20 years in local currency. Within the mortgage lending business, BCP offers variable, fixed and Libor-based interest rates on home mortgage loans denominated in both U.S. Dollars and Nuevos Soles; however, BCP’s mortgage portfolio is predominantly variable rate and U.S. Dollar-denominated.

          Credit Cards

          The market for credit cards in Peru has grown significantly as improving economic conditions have led to increased consumer spending. BCP expects strong demand for credit cards to continue. In addition to interest income, BCP derives fee income from customer application and maintenance, retailer transactions, merchant processing and finance and penalty charges on credit cards.

          According to BCP’s internal records, the number of active credit cards issued by BCP increased from 258,000 in 2004 to 296,000 in 2005. Total purchases went up from US$414.3 million to US$498.0 million. BCB has issued approximately 12,282 active credit cards in Bolivia.

          BCP’s credit cards are primarily, and have been historically, issued through Visa, but in May 2000 BCP began offering American Express cards. BCP estimates that its credit cards account for 15% of the credit cards issued by the banking system in Peru as of December 31, 2005. The estimated total number of credit cards issued in Peru as of December 31, 2005 was approximately 4.7 million, of which approximately 44% were issued by non-banking entities or department stores.

          In 1997, was established in Peru to process transactions involving credit and debit card transactions and to widen their acceptance, with the participation of major local banks and Visa International. BCP is the largest shareholder of VISANET, holding approximately 36% of its total shares. Based upon BCP’s internal data, the number of electronic payment terminals was approximately 18,000 in 2005 compared to 15,741 in 2004.

          According to ASBANC the credit balance as of December 31, 2005 was US$303 million, representing 6.6% of total loans. Based on internal reports, in 2005 BCP’s market share of total purchases made with Visa credit cards was 36.5%, compared to 38.0% in 2004. These numbers reflect BCP’s strategy of seeking more widespread use of the cards at the lower end of the consumer market. As part of this strategy, financing with fixed installment payments using the Visa credit card has been offered since the last quarter of 2001. BCP is taking steps to improve its card approval and collection process. These measures include issuing cards only to persons with stable net monthly incomes above US$400 and developing better methods for verifying applicants’ information and credit history. Additionally, BCP has developed a mathematical scoring system to better assess the risk-reward variables associated with consumer lending. BCP also seeks to increase its market share in terms of stock by granting higher lines of credit to those Exclusive Banking clients.

          In the segment of clients who do not regularly have access to credit cards, campaigns were launched to increase the use of the Credimás debit card as a form of payment. This resulted in a year-to-year increase of 30% from US$179 million to US$232.5 million, and achieving a market share of 65% in this market.

          (iii)      Service Banking Division

          The Service Banking division is in charge of managing distribution channels and procedures aimed at satisfying requirements of retail banking, and also includes units specifically responsible for processes and information regarding technological and organizational matters as well as for the operation of BCP’s branch network. BCP evaluates its branch network on a continuous basis to monitor branch profitability in order to improve operating efficiency.

          The Service Banking division carries out personal loan authorization and collection and has invested substantially during the past few years to improve delivery channels in order to provide better quality and more efficient service. It is also responsible for the development and sales of third-party processing services that generate fee income from transactions and mass processing to meet the needs of the clients. In 2005, Service Banking continued focusing on increasing transaction volume from under-banked segments of the population. For this reason, BCP started in 2005, the implementation of new attention channels—known as Agentes ViaBCP—. These are attention points located in small business stores and attended to by the business’s owner, which allow operations for limited amounts to be carried out, thus expanding the attention network to areas which register a low number of operations. Sixty-one Agentes ViaBCP have been installed in 2005, and BCP expects to have installed 300 Agentes ViaBCP by the end of 2006.

          To reduce costs and improve service quality, BCP has encouraged use of electronic channels where transactions costs are lower that at bank windows and a faster and more efficient service is possible. Thus, despite a larger total number of transactions, the share of window and telephone transactions over total transactions continued to fall from 41% to 40%, between 2004 and 2005, while the number of transactions at automatic tellers, automatic balance machines, and Internet banking rose from 41% to 42%.

          The Service Banking division is oriented towards satisfying client needs. Service Banking serves all of BCP’s existing clients as well as any potential client and aims to improve BCP’s profitability levels and increase resource retention levels through the efficient use of assigned resources. Furthermore, the Service Banking division supervises the correct execution of operations and processes of BCP’s network channels and process units in order to ensure superior quality service levels with the lowest operating and commercial costs. This division is also in charge of supervising compliance in the branch network.

          As of December 31, 2005, BCP’s branch network consisted of 133 branches in Greater Lima and 85 branches in the provinces of Perú, the largest number of branches, with the most extensive country coverage, of any privately held bank in Perú.  Credicorp believes that BCP’s branch network has been largely responsible for BCP’s success in attracting stable, relatively low-cost deposits. BCP has installed the most extensive network of ATMs in Perú, currently consisting of 551 ATMs, increasing from 526 at year-end 2004, in addition to other electronic channels, including the Internet, that provide clients with a wider array of services and reduce congestion in the branches; and Agentes Via BCP mentioned above.  During 2002, BCP began operations of an agency in Miami and a branch in Panama, and closed its branches in Nassau and New York. During 2003, BCP converted BCOL, its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC. ASHC subsequently consolidated BCOL into its operations during 2004.

          BCB has 47 branches located throughout Bolivia, together with 124 ATMs, which is the largest ATM network in Bolivia

          (iv)     Capital Markets Division

          In addition to BCP’s wholesale and retail banking operations, BCP operates a Capital Markets division, which currently is the largest capital markets and brokerage distribution system in Perú. The principal activities of the Capital Markets division include currency transactions both for clients and on a proprietary basis, treasury, custody and trust, investment advisory services, and general research activities.

          The products offered are distributed through BCP’s subsidiaries and branches. A close relationship and coordination with subsidiaries have established BCP as the market leader with this business unit.

          Credibolsa is BCP’s brokerage subsidiary through which BCP offers a wide variety of variable and fixed income products and services. Activities include the structuring and placement of primary market issues and the execution and trading of secondary market transactions.

          Creditítulos is BCP’s asset securitization subsidiary through which BCP offers local securitization structuring to corporate entities.

          Credifondo is BCP’s fund management subsidiary, which offers investment fund products and services. Fund types offered include short/long term, US dollar and local currency, fixed/variable income and real estate funds.

          Trading and Brokerage Services

          BCP’s subsidiary, Credibolsa, is the leading brokerage house on the Lima Stock Exchange. According to data from the Lima Stock Exchange, during 2005, Credibolsa had a total trading volume of US$1.8 billion, increasing from US$1.7 billion in 2004. Credibolsa had 15.98% of the total trading volume in variable equity instruments and 54.1% of the volume in trading of fixed income instruments on the Lima Stock Exchange in 2005, compared to 14% and 64% in 2004, respectively. Credibolsa’s trading volume was generated by domestic customers, both retail and institutional, and by foreign institutional clients as well as by Credicorp’s proprietary trading.

          BCP’s management believes that, in an environment of low profitability and high competition over the past few years, Credibolsa has been able to increase its profitability by expanding its sources of revenue. In addition to providing basic brokerage services, Credibolsa serves as a local market advisor for specialized stock market transactions and has been one of the principal agents in the equity offerings of privatized companies in Peru.

          Treasury, Foreign Exchange and Proprietary Trading

          BCP’s treasury and foreign exchange groups are active participants in money market and foreign exchange trading. These groups manage BCP’s foreign exchange positions and reserves and are also involved in analyzing liquidity and other asset/liability matters. The trading desk plays an important role in short-term money markets in Nuevos Soles and in foreign currencies and has been active in the auctions of certificates of deposit by Peru’s Central Bank and in financings through certificates of deposit, inter-bank transactions and guaranteed negotiable notes, among other instruments. According to BCP’s internal reports, its foreign exchange transaction volume was US$8.0 billion in the forward market and US$23.6 billion in the spot market in 2005, achieving a market share in the foreign exchange trading services of approximately 41% in the forward market and 29% in the spot market.

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

          Asset Management

          In June 1994, BCP created Credifondo S.A., Sociedad Administradora de Fondos Mutuos de Inversión en Valores (“Credifondo”) to establish, provide advice to and operate mutual funds in Peru. In 2005 it continued to be the largest mutual fund manager in Peru with 50.9% of the market at year-end, as compared to 51.6% in 2004, based upon data from the Comisión Nacional Supervisora de Empresas y Valores (“CONASEV”), the Peruvian securities’ market authority. As of December 31, 2005, total Peruvian funds in the mutual funds system amounted to US$2.0 billion, increasing 11% from US$1.8 billion in 2004.

          According to CONASEV, as of December 31, 2005, Credifondo managed five separate funds, with a total of 64,886 participants (56.2% of total participants) compared to 45,727 (55.4% of total participants in 2004). Among the securities in which the different funds specialize are: equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds, U.S. Dollar-denominated short-term securities and U.S. Dollar-denominated real estate securities. As of December 31, 2005, the total amount of funds managed by Credifondo was US$1,015 million, increasing from US$912 million as of December 31, 2004. Such funds are subject to certain volatility and there can be no assurance as to their future performance.  Credicorp does not guarantee any minimum return on these investments.

          As of December 31, 2005, the Bolivian fund administrator managed a total of US$55.3 million of third-party funds (US$41.8 million in 2004).

          Trust, Custody and Securitization Services

          According to BCP’s internal reports, BCP holds US$6.1 billion in securities for over 126,600 domestic and foreign clients. Custody services provided by BCP include the physical keeping of securities and the payment of dividends and interest. In addition, BCP acts as paying agent for securities of which it does not keep custody. BCP is one of the few banks in Peru qualified to serve as a foreign custodian for U.S. mutual funds. Trust services include escrow, administration and representation services, supervision of transactions done for its clients and transfer settlement and payment services for local securities issues, allowing clients to be adequately represented in their activities in the local and international securities markets.

          In 2000, Inversiones Crédito del Perú (now Grupo Crédito), a subsidiary of Credicorp, jointly with two other Peruvian banks, formed La Fiduciaria S.A. (“Fiduciaria”), the first specialized trust services company in Peru, in which Credicorp holds a 45% interest. In its fourth year of existence, Fiduciaria manages trusts for a majority of institutions in the national financial system, putting itself at the forefront of fiduciary services in the country. Operations encompassed sectors including energy, communications, mining, tourism, fishing, education and construction. Fiduciaria ended 2005 with 102 outstanding operations (90 in 2004) and administers assets and discounted funds flow of more than US$3.0 billion (US$2.8 billion in 2004).

          (v)      Lending Policies and Procedures

          Uniform credit policies and approval and review procedures are based upon conservative criteria adopted by BCP and are uniformly applied to all of its subsidiaries. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations. (See “—(11) Supervision and Regulation— (ii) BCP”), and the guidelines set forth by Credicorp’s Board of Directors

          The credit approval process is based primarily on an evaluation of the borrower’s repayment capacity and on commercial and banking references. A corporate borrower’s repayment capacity is determined by analyzing the historical and projected financial condition of the company and of the industry in which it operates. An analysis of the company’s current management, banking references and past experiences in similar transactions, as well as the collateral to be provided, are other important factors in the credit approval process. For BCP’s individual borrowers, the information that is presented by the prospective borrower is evaluated by a credit officer and the application is passed through a scoring program for approval by a centralized credit unit.

          Credit risk in retail banking involves the assessment of the client’s financial track record and other aspects in order to determine its ability to repay debt. Additionally, in each case, loan approval is subject to a number of credit scoring models, which assign loan-loss probabilities that relate to expected returns of each market segment.

          Success in the small business and personal lending areas depends largely on BCP’s ability to obtain reliable credit information about prospective borrowers. In this regard, BCP, together with several partners, formed a credit research company called Infocorp in November 1995. In addition, the SBS has expanded its credit exposure database service to cover all businesses or individuals with any amount borrowed from a Peruvian financial institution, including information on the loan risk category in which the borrowers are classified: Normal, Potential Problem, Deficient, Doubtful and Loss.

          BCP has a strictly enforced policy with respect to the lending authority of its loan officers and has in place procedures to ensure that these limits have been adhered to before a loan is disbursed. Under BCP’s credit approval process, the lending authority for middle market and small business loans is centralized into a specialized credit risk analysis unit, whose officers have been granted lending limits, thus allowing middle market and small business loan officers to concentrate on their client relations. To ensure that loan officers and credit analysis officers are complying with their lending authority, the credit department and BCP’s internal auditors regularly examine credit approvals.

          The following table briefly summarizes BCP’s policy on lending limits for loan officers and credit risk analysis officers. Requests for credit facilities in excess of the limits set forth below are reviewed by BCP’s General Manager, Executive Committee or, if the amount of the proposed facility is sufficiently large, the Board of Directors.

	Wholesale	Personal and Small Business

	(In U.S. Dollars)
Loans supported by liquid collateral or not exceeding two years (1)
Loan Officer and Credit Analysis Officer	300,000	50,000
Chief Lending and Chief Credit Analysis Officer	1,350,000	100,000
Area Manager	4,500,000	400,000
Senior Credit Officer	7,500,000	1,000,000
Loans supported by other collateral or exceeding two years (2)
Loan Officer and Credit Analysis Officer	100,000	25,000
Chief Lending and Chief Credit Analysis Officer	450,000	50,000
Area Manager	1,500,000	200,000
Senior Credit Officer	2,500,000	400,000

(1) Liquid collateral includes cash deposits, stand by letters of credit, securities or other liquid assets with market price and accepted drafts.
(2) Other collateral includes securities with no market value, non accepted drafts, real estate, mortgages, security interests on equipment or crops, and assets involved in leasing operations.

          BCP believes that an important factor for maintaining the quality of its loan portfolio is the selection and training of its loan officers. BCP requires loan officers to have degrees in economics, accounting or business administration from competitive local or foreign universities. In addition, the training program consists of a six-month rotation through all of the business-related areas of Credicorp and the credit risk analysis area. After the training period is over, trainees are assigned as assistants to loan officers for a period of at least one year before they can be promoted to loan officers. Loan officers also receive additional training throughout their careers at BCP. Laterally hired officers are generally required to have held previous positions as loan officers.

          In general, BCP is a secured lender. As of December 31, 2005, approximately US$2.7 billion of the loan portfolio and contingent credits were secured by collateral which represents 51.3% of the total loan portfolio based upon BCP’s unconsolidated figures (50.2% as of December 31, 2004 and 51.7% as of December 31, 2003). Liquid collateral is a small portion of the total collateral. In general, if BCP requires collateral for the extension of credit, it requires collateral valued at between 10% and 50% above the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons. BCP’s policy generally is to require that the appraised value of illiquid collateral exceed the loan amount by at least 25%. In cases where a borrower encounters difficulties, BCP seeks to obtain additional collateral.

          The existence of collateral does not affect the loan classification process according to regulations in effect as of December 1998. Pursuant to the Peruvian Banking Law, secured loans, or the portion thereof covered by collateral, classified in Class “B,” “C,” or “D” risk categories have a lower loan loss provision requirement for Peruvian accounting purposes. If a borrower is classified as substandard or below, then BCP entire credit exposure to that borrower is so classified.

          BCP conducts unannounced internal audits on the financial statements, consistent with local banking regulation of the different jurisdictions in which it operates.

          (vi)      Deposits

          Deposits are principally managed by BCP’s Retail Banking division. The main objective of BCP’s retail banking operations has historically been to develop a diversified and stable deposit base in order to provide a low cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. BCP has historically relied on the more traditional, stable, low cost deposit sources, which it considers to be its core deposits: demand deposits, savings and CTS deposits. CTS deposits, or Severance Indemnity Deposits, are funded by companies in the name of their employees, amounting to one month’s salary per year, and may be withdrawn by the employee only upon termination of employment or upon transfer to another bank, subject to certain exceptions. Exceptions include disposing of 50% of the CTS deposit at any time and disposing of up to 80% at once for home purchase.

          As of December 31, 2005, these core deposits represented 67.7% of BCP’s total deposits on an unconsolidated basis. BCP’s extensive branch network facilitates access to this type of stable and low cost source of funding. BCP’s corporate clients are also an important source of funding for BCP. As of December 31, 2005, BCP’s Wholesale Banking division accounted for approximately 44.4% of total deposits, of which 54.6% were demand deposits, 40.2% time deposits, and 5.2% savings. Of all deposits from BCP’s Wholesale Banking division, most (68.4%) were foreign currency-denominated (almost entirely U.S. Dollars) and the balance (31.6%) were Nuevo Sol-denominated.

          (vii)      Support Units

          Commercial banking operations are supported by BCP’s Market Risk unit, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “—(4) BCP and Subsidiaries— (v) Lending Policies and Procedures”.

          BCP’s Planning and Finance unit is in charge of planning, accounting and investor relations functions and is also responsible for analyzing the economic, business and competitive environment in order to provide the information necessary to support senior management’s decision-making.

          In addition to the above, BCP’s Administration division is generally responsible for information technology, quality control, institutional and public relations, human resources, the legal department, security, maintenance and supplies.

          Information Technology

          BCP is a technology leader in the Peruvian banking sector. BCP developed its technology platform largely using internal resources and was the second to introduce ATMs in 1986 in the Peruvian market, the first to introduce electronic banking for corporations in 1988, telephone banking in 1996 and internet banking for the retail segment in 1999, into the Peruvian banking sector.

          BCP’s management believes that BCP offers a wider range of banking services through its ATM network and electronic banking facilities than any of its competitors. In 1974, BCP, in an effort to improve the data transmission among its offices connected all its offices through the Teleproceso – TP Bancario, becoming the first bank in Latin America able to approve account balances online, allowing, among others, money transfers from an account in one province of Peru to another province, immediately.

          All of BCP’s retail banking services and a substantial portion of BCP’s corporate banking services are fully computerized. All of BCP’s points of service, including branches, ATMs and POS terminals, are linked to BCP’s Data Processing Center, permitting BCP to monitor and analyze service while allowing most transactions to be executed on a real-time, on-line basis.

          BCP’s technology operations and initiatives are managed by BCP’s electronic data processing and software development departments. These departments employ a total of 550 full-time employees, including employees who develop, install, maintain and operate all of BCP’s software applications, management information and security systems and install branch hardware equipment. BCP’s most critical operational data and software are stored on a mainframe computer system, access to which is controlled by a series of authorized passwords, in the frame of very strong IT security policies.

          BCP its consulting to design a disaster recovery system which duplicates all of operational and functional systems by mirroring each of BCP’s computer systems. BCP’s disaster recovery center is located 10 miles from BCP’s main center. However, BCP has just started the first stage of a project aiming to move this center out of the city of Lima. In the event of a disaster, natural or otherwise, whereby BCP cannot operate its technology infrastructure, the system is designed to act as a surrogate technology backbone, providing all of BCP’s services to the branches and electronic banking systems. The system is designed to allow BCP to operate under as close to normal conditions as possible during such a disaster, although this system has never been required to date.

          BCP considers its technology platform to be one of its main competitive strengths and has continued to invest in this area to maintain its competitive position in the banking sector. Therefore, BCP’s investments in IT have provided the computing power, storage capacity, bandwidth and other IT services to the best of their class.

          Many Linux/Unix/Windows server systems are deployed or upgraded to host collaborative applications, call center and virtual POS systems. JAVA-based application servers have been chosen as the strategic growth platform for core business applications. Over the next three years, the replacement of BCP’s branch automation software has been designed to use the latest proven technology available, which will improve its successful system that among other things can prioritize queues for eligible customers via a ticketing system in the branches.

          Quality Control

          BCP continually works to promote and improve client service, relying on acquired knowledge of its clients’ needs and expectations as well as feedback from clients. On the basis of this information, BCP identifies opportunities to improve employee training and motivation, as well as processes and products.

          In 2005, BCP performed several market studies to determine client satisfaction levels and loyalty.  BCP conducted 20,843 telephone interviews to evaluate various of its services with 58% of respondents rating such services “excellent” or “very good”.  In addition, BCP conducted 11,524 anonymous client visits throughout Perú to measure compliance with its customer service standards.

          BCP has established a program, denominated the Model Attitude Recognition Program, to reward outstanding employee efforts that reflect its corporate values. In 2005, BCP recognized 197 employees throughout Perú under this program. In addition, BCP has established a program, denominated the Qualitas Program, to recognize its best employees.  BCP recognized 75 employees throughout Perú under this program in 2005.  This program was also extended to BCB in 2003, where 22 workers have been recognized to date, and will start in 2006 at ASCH.

          Starting in 2002, BCP has evaluated the overall quality of management on an annual basis using the BCP Management Model, which is based on and updated following the Malcom Baldridge Model.  The 2005 evaluation placed BCP’s management in the effective management organization range. BCP expects that the overall quality of management will continue to improve as it has in previous years in accordance with prior evaluations.

          Marketing

          BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and, focusing on change and innovation, it seeks to promote its products and services by constantly improving them.  In this manner, BCP aims to meet market needs with the ultimate purpose of creating the highest possible value for its clients and shareholders.

          In 2005, BCP launched a comprehensive program to further enhance client satisfaction and strengthen loyalty.  BCP launched a campaign based on the concept of “mutual trust” to strengthen BCP’s emotional link with its clients by highlighting track record, accessibility and service strengths. This campaign has yielded highly satisfactory results to date, including record customer evaluation and acceptance indicators. Simultaneously, BCP started an in-house campaign to strengthen employee commitment to BCP. In line with this program, in 2005, BCP extended operating hours in its nationwide office network and launched a program to open ViaBCP Agents at over 300 points of service by the end of 2006.  In addition, in January 2006 BCP launched new savings plans which it believes will also improve the value of its offering to clients.

          In addition, increased client segmentation has permitted BCP to specifically target proposals to different clients, allowing BCP to improve customer retention through its wide range of product offerings and the high quality of its services. BCP’s commitment to streamlining its operations to provide easier access and improved service to clients will remain one of its principal objectives in 2006.  This will require BCP’s continued efforts to simplify and increase the efficiency of its main processes and improve its customer care channels.

          Finally, in terms of sales, BCP continued to implement its Client Relationship Management strategy in 2005. The principal focus of this strategy is the development of improved databases including each client’s system-wide financial records to better identify client development opportunities and anticipate client needs. In addition, BCP has developed several management tools available throughout its entire network aimed at providing updated client information in order to increase sales, enhance client service and optimize customer service times.

          (viii)      Anti Money Laundering Policies

          BCP has programs in place to comply with the “know your customer” regulations in the countries in which it operates. In addition to complying with the provisions of Peruvian law described below, BCP has had internal “know your customer” policies since 1995. As an additional precaution, ASHC will open accounts only for individuals or entities that are recommended by senior officers of ASHC or BCP.

          Perú has long-standing laws criminalizing money laundering activities, and such laws were further strengthened in 1996 with the adoption of the Peruvian Banking Law, which incorporated the guidelines of the Organization of American States directly into Peruvian law, and Law 28306 which revised functions assigned to the Financial Intelligence Unit, a public entity in charge of directing anti-money laundering actions and monitoring information that public and private companies are required to provide. The Financial Intelligence Unit has the authority to request detailed reports with respect to the movement of funds and the identity of depositors. According to recently enacted regulations, mainly Law 28306 and SBS Resolution 1725-2003, financial institutions must adopt internal mechanisms, appoint a full-time compliance officer reporting directly to the Board of Directors and conduct special personnel training programs and procedures to detect and report unusual or suspicious transactions as defined therein.

          (ix)      Employees

          As of December 31, 2005, BCP had 7,479 full-time employees, compared to 7,694 employees as of December 31, 2004 and 7,530 employees as of December 31, 2003. All employees of banks in Peru are given the option of belonging to an employee union, and such employee unions are collectively represented by the Federación de Empleados Bancarios or Federation of Banking Employees (“FEB”). In order to negotiate a collective agreement on behalf of its members, FEB must have as members over 50% of all Peruvian banking employees. Because the representation of banking employees members of FEB declined to below 50%, primarily because of the substantial reduction in the size of the State-owned banking business during the 1990s, the most recent collective bargaining agreement, which expired on June 30, 1995, was not renewed. As of December 31, 2005, BCP had no unionized employees. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

     (5)     Atlantic Security Holding Corporation

          ASHC engages in trade finance, private banking, asset management and proprietary investment and trading activities. ASCH was incorporated in December 1981 in the Cayman Islands and principally serves Peruvian-based customers through banking offices in Panama, and representative offices in Lima

          A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama.  As of December 31, 2005, ASHC had total assets of US$1,114.6 million and shareholders’ equity of US$164.8 million (compared with US$880.3 million and US$151.0 million, respectively, as of December 31, 2004).  ASHC’s net income was US$25.2 million in 2005 and US$19.1 million in 2004, which include income from dividends paid by Credicorp. Larger revenues from dividends are a consequence of strong Credicorp dividend payments in 2005, resulting from improved earnings in the prior year. Since this figure is not reflected in the consolidated results, ASHC’s net income attributable  to Credicorp remained relatively stable with a total of US$13.5 million in 2005 compared to US$13.3 million in 2004.

          Total loans outstanding in ASHC’s portfolio totaled US$152.3 million and US$160.4 million at December 31, 2004, and 2005, respectively, representing an increase of 5.3%.  Deposits increased 35.8% to US$931.7 at December 31, 2005 from US$686.1 million at December 31, 2004.  Third party assets under management increased 34.1% from US$758.5 million in 2004 to US$1,017.0 million in 2005, principally due to low interest rates paid on deposits and to the introduction of new products, notably mutual funds.  ASHC’s past due loans as a percentage of total loans was 0.0% from 1996 through 2002, but reached 2.3% as of December 2003, and declined back to 0.0% at December 31, 2004 and 2005.

          ASHC’s Corporate Banking division makes working capital and bridge loans.  As of December 31, 2005, approximately 44.9% of ASHC’s loans were to Peruvian companies, 3.2% were to companies in Bolivia, 6.4% were to companies in Colombia, 5.8% were to companies in El Salvador, and the remainder were to borrowers in other Latin American countries. ASHC’s trade finance activities are conducted by its Corporate Banking division.  ASHC has concentrated its extensions of credit on short-term trade transactions with Latin American countries other than Perú.

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

          ASHC’s Private Banking division’s clients have traditionally provided a stable funding source for ASHC, as many are long-time clients who maintain their deposits with ASHC.  As of December 31, 2005, ASHC had approximately 3,000 customers.  Currently, about 95% of ASHC’s private banking clients are Peruvian.

          ASHC trades on its own account primarily by making medium-term investments in fixed income securities, equity securities and sovereign debt.  The portfolio includes investment grade and non-investment grade debt securities of public companies and, to a much lesser extent, private U.S. debt and equity issues.  Such securities are subject to substantial volatility and there can be no assurance as to their future performance.  As of December 31, 2005, ASHC had approximately US$520.5 million, at fair values, invested in these types of securities (US$453.2 million in 2004).  ASHC generally utilizes its own funds for these activities rather than borrowings. ASHC also holds an equity investment in Credicorp and an affiliate with a fair value of approximately US$333.2 million at December 31, 2005 (US$234.8 million at December 31, 2004), increasing during 2004 due in part to shares acquired from PPS.  ASHC’s investment portfolio, as well as future purchases, sales, overall investment strategy and the general profile of the trading portfolio are reviewed on a monthly basis by an investment committee comprised of members of its senior management.  The Board of Directors of ASHC reviews and approves exposure limits for countries with transfer risk on a quarterly basis.  The credit risk by counterparty is evaluated on a consolidated basis, including direct and indirect risk, such as interbank placements, loans, commitments, guarantees received, and trading securities purchased in the secondary market.

          ASHC’s Asset Management group, created in 1989, conducts ASHC’s management of third-party funds which, including the aggregate of third-party assets, had total assets under management of US$1,017.0 million as of December 31, 2005, compared to US$758.5 million as of December 31, 2004. This increase was principally due to continued low levels of interest rates paid on banking deposits, which led clients to transfer their funds from deposits to investment products, and the introduction of new products, including outsourced mutual funds managed by specialized fund administrators.  Investment decisions for funds, except for outsourced funds, are made by senior officers within ASHC, in accordance with guidelines of the Investment Committee.

     (6)     Pacífico Peruano Suiza

          Credicorp conducts its insurance operations exclusively through PPS, which provides a broad range of insurance products.  In 2005, the six most significant lines together constituted 80.6% of  total premiums written by PPS.  These are commercial property damage (including fire, earthquake and related coverage but not personal injury, tort or other liability risk), automobile, health, life and pension fund underwriting and life annuities.  PPS is the second leading Peruvian insurance company including private health companies, with a market share of 31.8% based on net premiums earned and fees in 2005.

          PPS’s consolidated net income attributable to Credicorp in 2005 was US$5.6 million, a decrease of 41.7% from US$9.6 million in 2004.  Operating expenses during 2005 were 19.7% of net premiums earned, lower than 22.1% in 2004.  PPS’s net underwriting results decreased 37.1% to US$19.6 million in 2005 from US$31.1 million in 2004, mainly due to higher claims in the marine hull insurance business. The ratio of net underwriting results to total premiums decreased from 9.0% during 2004 to 5.4% in 2005, also mainly as a result of higher claims in the marine hull insurance business. Total premiums increased 4.2% to US$359.0 million during 2005 from US$344.5 million in 2004. Net premiums earned, net of reinsured premiums and of technical reserves (as defined below in “—(ii) Claims and reserves”), were US$222.5 million in 2005, increasing 8.5% as compared to the previous year.

          PPS’s business is highly concentrated, with a client base of over 15,500 companies and over 60,000 individuals in the property and casualty and health insurance programs, not including individuals affiliated with group health insurance programs through the companies by which they are employed. PPS’s life insurance client base consists of over 80,000 individuals. This concentration is primarily attributable to the relatively low premium levels of PPS’s personal insurance lines compared to premium levels of its commercial property insurance lines, in respect of which PPS has traditionally ceded substantially all premiums written to reinsurers. Revenues from policies written for PPS’s three largest and twenty largest customers represented 6.7% and 17.8% of total premiums, respectively, as of December 31, 2005, and 9.5% and 22.3%, respectively, as of December 31, 2004.  PPS’s property insurance lines are sold through agents and brokers, while life insurance is sold by its own sales force.  The ten largest brokers accounted for approximately 30.2% of total premiums as of December 31, 2005 (21.6% as of December 31, 2004).

          El Pacífico Vida (“Pacífico Vida”), PPS life insurance subsidiary since 1997, is 38%-owned by a subsidiary of American International Group (“AIG”). Pacífico Vida had total premiums of US$110.5 million in 2005, a 1.7% increase from total premiums of US$108.6 million in 2004. Pacífico Vida’s net income reached US$9.9 million in each of 2005 and 2004. PPS expects that its  life insurance revenues will continue to increase and believes that AIG’s participation in Pacífico Vida will provide the company with an advantage in competing for market share. Pacífico Vida’s market share in 2005 was 37.0% in individual life insurance and 26.2% in legal life insurance in 2005, compared to 29.7% and 39.0% in 2004, respectively.

          In 1999, PPS formed Pacífico Salud, becoming one of only three private health insurance companies in Peru at that time to offer an alternative to public social security. In March 2004, PPS acquired Novasalud EPS for US$6.5 million, and merged it with Pacífico Salud in August 2004.  Pacífico Salud had total revenue of US$75.7 million in 2005 (US$75.5 million in 2004), with a net loss of US$1.7 million in 2005 (compared to net income of US$1.5 million in 2004) mainly due to the recognition in 2005 of reserves for incurred but not reported (“IBNR”) claims.

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

          PPS utilizes reinsurance to limit its maximum aggregate losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on evaluation of the financial capacity of the reinsurer, terms of coverage and price.  PPS’s principal reinsurers in 2005 were Lloyd’s, New Hampshire Insurance Co., Swiss Re, Munich Reinsurance Company, Hannover Reinsurance Company, Casiopea Re and AXA Re. Premiums ceded to reinsurers represented 25.0%, 21.0% and 18.9% of premiums written in 2003, 2004 and 2005, respectively.  PPS acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers who are unable to satisfy their reinsurance requirements. As of December 31, 2005, premiums for reinsurance written by PPS totaled US$5.2 million.

          Although PPS historically has obtained reinsurance for a substantial portion of its earthquake-related risks and maintains catastrophe reserves, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition. See “—Claims and Reserves.”

          (ii)     Claims and Reserves

          Net claims paid as a percent of net premiums written (i.e., the net loss ratio) increased to 59.7% in 2005 from 53.8% in 2004 and 48.9% in 2003.  The net loss ratio from the health and medical assistance insurance line, which represented 30.5% of total premiums in 2005, increased to 82.9% in 2005 from 81.8% in 2004.   Automobile risks, 4.9% of PPS’s premiums in 2005 (4.8% in 2004), increased to 63.1% in 2005 from 60.5% in 2004. The property casualty line, 15.7% of total premiums in 2005 (16.0% in 2004), increased to 24% in 2005 from 19.4% in 2004.  Marine hull insurance claims, 3.2% of premiums, increased to 99.7% in 2005 from 72.1% in 2004.  The net loss ratio from private pension fund insurance, 6.5% of total premiums in 2005 (6.1% in 2004), increased to 89.5% in 2005 from 78% in 2004.

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

          PPS establishes claims reserves with respect to claims when reported, as well as for IBNR claims.  Such reserves are reflected as liabilities in PPS’s financial statements.

          PPS records as liabilities in its financial statements actuarially determined reserves calculated to meet its obligations under its life and accident policies and its pension fund underwriting business.  These reserves are determined using mortality tables, morbidity assumptions, interest rates and methods of calculation in accordance with international practices.

          Pursuant to SBS regulations, PPS establishes pre-event reserves for catastrophic risks with respect to earthquake coverage, including since 2003 unearned premiums, in the commercial property, business interruption, and engineering lines. See “—(11) Supervision and Regulation—(v) PPS—Reserve Requirements.”  In accordance with IFRS principles, the pre-event reserves and income charges for catastrophic reserves are not considered in Credicorp’s consolidated financial statements.

          There can be no assurance that ultimate claims will not exceed PPS’s reserves

          (iii)     Investment Portfolio

          As of December 31, 2005, the book value of PPS’s available for sale investments was US$592.7 million, which included US$55.5 million in equity securities and US$537.2 million in bonds. In addition, real state investments book value reached US$31.0 million, with US$6.3 million in depreciation for lower market value assessment.

          In April 2004, PPS sold Credicorp Common Shares to ASHC.  The sale amounted to S/.115.9 million (US$33.5 million) and resulted in a net gain of S/.75.5 million (US$21.7 million), which is not subject to income taxes, in PPS’s local records.  In the Credicorp Consolidated Financial Statements, these Common Shares were included in the treasury shares equity account.  In Credicorp’s records, all the effects of the transfer of these Common Shares, including the gains, were eliminated in the consolidation process.  See “—(12) Selected Statistical Information—(iii) Loan Portfolio—Concentrations of Loan Portfolio and Lending Limits.”

          PPS’s investment portfolio, prior to the sale of its Common Shares to Backus in 2001 and to ASHC in April 2004, was highly concentrated in equity securities which, combined with limited investments in fixed income securities, made both the value and the income of the investment portfolio vulnerable to extreme volatility.  With part of the proceeds from these sales, additional investments have been primarily made in fixed income securities. Because the investments in specific securities are large, there can be no assurance that PPS could readily dispose of significant portions of its securities portfolio at market values.  Accordingly, there are risks associated with the potential illiquidity of PPS’s securities holdings in the event that significant claims give rise to the need to liquidate rapidly a portion of such holdings.

          Part of PPS’s strategy is to maintain an adequate U.S. dollar position, since a significant portion of its premiums are denominated, and much of its operations are conducted, in U.S. Dollars.  In 2005, 63.9% of the gross premiums received by PPS were denominated in U.S. Dollars (66.2% in 2004).  As of December 31, 2005, PPS had US$53.9 million in short and medium-term U.S. Dollar-denominated deposits and U.S. Dollar-denominated bonds (primarily issued by Peruvian companies) (US$42.0 million as of December 31, 2004).

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

     (7)     Grupo Crédito/Prima AFP

          In February 2005, Credicorp was authorized by Peruvian regulatory authorities to establish Prima AFP, in which Grupo Crédito is the main shareholder. In August 2005, Prima AFP started operations with a more diverse product offering than its competitors in the private pension fund administration market, which has so far been characterized by the dominance of a few highly concentrated competitors. Although weak customer loyalty and few barriers contributed to client migration in the market, weak competition and weak client recruitment also restricted those flows. With over 3.5 million members, of which only 38.5% made effective contributions, the market’s portfolio appeared highly concentrated.  Lima hosted 56% of members while only 12% of payers accounted for almost 50% of member payments.  Given the importance of quality clients for pension fund administrators, high income members and major companies wielded significant negotiation power.

          Prima AFP has entered the market with a high quality offering combining competitive fees, sound backing, expert investment staffing and proximity to clients.  Prima AFP’s entry has stirred the market and improved offerings for all members by leading to an increase in the quality of available information, the improvement of contact with pension fund administrators and a reduction in fees.

          After launching its operations, Prima AFP has gradually expanded its sales force to build an 800-member staff with offices in Lima, Chiclayo, Piura, Trujillo and Arequipa. Prima AFP recorded losses of US$7.6 million for the year ended December 31, 2005. Revenues from fees reached US$0.4 million in 2005, while commercial and administrative expenses in 2005 were also in line with expectations, amounting to US$7.1 million and US$6.7 million, respectively, despite higher than expected recruitment of affiliates. As of December 31, 2005, Prima AFP invested funds of US$255.2 million, representing a 2.5% market share, and had 51,838 members according to the SBS, reflecting client confidence, in particular among high-income members.

     (8)     Competition

               (i)     Banking

          The Peruvian banking sector is currently comprised of 12 commercial banking institutions. As of December 31, 2005, BCP ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 37.4% of assets, 34.4% of deposits and 32.1% of loans.

Major Peruvian Banks as of December 31, 2005	Assets	Deposits	Loans

BCP	37.4%	34.4%	32.1%
Banco Continental	23.4%	27.4%	22.9%
Banco Wiese Sudameris	15.4%	15.9%	14.9%
Interbank	8.0%	8.5%	9.9%
Banco Sudamericano	3.2%	2.5%	3.8%
Source: SBS

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

          (ii)     Capital Markets

          In the Wholesale Banking division, BCP’s Corporate Banking unit has experienced increased competition and pressure on margins over the last few years.  This is primarily the result of new entrants into the market, including foreign and privatized commercial banks, as well as local and foreign investment banks and non-bank credit providers, such as pension fund administrators (“AFPs”) and mutual fund companies.

          In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets.  In recent years the AFPs and mutual funds-managed assets have increased at rates over those experienced by the banking system.  The private pension fund assets reached US$9.5 billion as of December 31, 2005, increasing 22% since December 31, 2004, with a  return of 18.43% in real terms in the year.  Total mutual funds reached US$2.0 billion, with a 3.7% return (in U.S. Dollar terms), in 2005, an 11.1% increase from US$1.8 billion in 2004.

          (iii)     Other Financial Institutions

          Other institutions in the Peruvian financial system tend to specialize in a given market segment. Such institutions include finance companies, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives that mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals, markets which have shown substantial increases in recent years.  BCP is facing strong competition from these credit providers, primarily in respect of micro-business loans, where such providers lent US$607.2 million as of December 31, 2005, or 48.9% of the total in the financial system, and in consumer loans, where such providers lent US$622.7 million, or 25.4% of the total in the financial system.  BCP also faces strong competition in its credit card operations from credit cards issued by retail stores.

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

          Mr. Toledo assumed the presidency against a backdrop of high unemployment and underemployment, economic recession and social need.  Despite the economic strides achieved between 1990 and 2000, poverty remains a persistent problem in Perú, with more than half of the population living below the poverty line, which the World Bank defines as monthly income of less than US$60 per capita, adjusted to reflect differences in purchasing power.  A significant number of Peruvians live on an income of less than US$30 per capita per month.

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

          President Toledo will transfer the presidency to Alan Garcia Pérez on July 28, 2006 following Mr. Garcia’s victory in the run-off of the presidential elections held on June 4, 2006. Mr. Garcia has sent positive signals to the international financial markets following his election as president, and it is expected that Mr. Garcia’s government will substantially retain the economic policies of the previous government, although there can be no assurance that this will be the case.

          (ii)     Peruvian Economy

          At the beginning of the 1990s, President Fujimori liberalized price and wage controls in the private sector, eliminated all restrictions on capital flows, instituted emergency taxes to reduce the fiscal deficit, and liberalized interest rates.  Furthermore, his government established an agenda to institute a wide-ranging privatization plan and re-establish relations with the international financial community.  President Toledo continued these market-oriented policies but, facing opposition from a fragmented Congress and social pressures from unions and regional movements, he has passed some interventionist measures.

          In the late 1980s and early 1990s, the Peruvian economy was volatile, with the country’s GDP contracting by 11.7% in 1989 and by 5.2% in 1990, growing by 2.2% in 1991, and contracting by 0.4% in 1992.  The results of stabilization plans resulted in GDP increasing 4.8% in 1993, 12.8% in 1994, 8.6% in 1995, 2.5% in 1996, 6.7% in 1997.  The “El Niño” and other adverse economic conditions led to a drop of 0.5% in 1998, but recovered 0.9% in 1999, 2.9% in 2000, 0.2% in 2001, 4.9% in 2002, 4.0% in 2003, 4.8% in 2004, and 6.6% in 2005; this growth for seven years in a row had not been seen since 1977. It should be noted that GDP growth figures for some years were revised downwards by the national statistical institute, the INEI, in 2000, which recalculated Perú’s GDP in 1999 at around $52 billion using a 1994 base year, some 10% below the previous estimate based on 1979 figures.

          In 2004, the Peruvian economy benefited from increased international demand for exports, which drove growth in the construction and manufacturing sectors, as well as in private investment, and more recently in consumption.  The continued growth in GDP since the second half of 2001 evidences the strength of Peru’s economy in the face of adverse external and internal factors.  In 2002 and 2003, unlike other Latin American countries, Peru managed to resist the effects of on-going internal political unrest, the Argentine crisis, the climate of uncertainty that surrounded the presidential elections in Brazil and a greater reluctance among investors to take on risks in Latin America.

          One of the principal factors that contributed to the improvement of economic expectations was the 38.8% increase in exports in 2004, which was followed by a new increase (36.7%) in 2005.  In particular, it has continued high foreign demand for minerals and raw materials and manufacturers benefited from the Andean Trade Promotion and Drug Eradication Act (“ATPDEA”) tariff preferences.

However, production was uneven, with investment recovering, and sectors such as construction, oil and gas, mining (particularly mining of precious metals), non-primary manufacturing and fishing registered gains, while agriculture registered only minimal growth.

          The decision of the United States in August 2002 to renew and expand tax benefits through the ATPDEA for certain Latin American exports was very beneficial to the manufacturing sector because of its inclusion of Peruvian textiles.  These incentives are expected to stimulate exports over the next two years.  In May 2004, a free trade agreement began to be negotiated with the United States, together with Colombia and Ecuador, which is expected to extend the favorable tariff status beyond 2006. During 2006 the Free Trade Agreement with the United States was signed. It’s left ahead the ratification of it by both congresses.

          The government-backed initiative to encourage mortgage loans and the construction of low-cost housing through the MiVivienda program continued to stimulate significant volumes of construction in 2004, aiding expansion of mortgages. As part of the MiVivienda program, US$213 million in loans were granted in 2005, compared to US$ 170 million in 2004, US$134 million in 2003, and US$72 million in 2002.

          Since 1991, the government has privatized most of its assets in the finance, fishing and telecommunications sectors. The government made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity and agriculture sectors. The more than 220 privatizations that have been completed in Peru since 1991 have generated revenues of approximately US$8.2 billion.

          The privatization program, which had been expected to raise US$700 million during 2002, encountered problems in June 2002 with public protests against the sale of two electricity generating companies in the south of Perú.  This caused the virtual suspension of the program, which obtained income of only US$355 million in 2002, and almost negligible amounts in 2003.  The government successfully relaunched its concessions program in 2004, generating revenue in excess of US$200 million.  Some of the noteworthy transactions include the Las Bambas copper mine exploration, the Olmos hydro and irrigation project, the Bayóvar phosphates extraction project, the concession for the Yuncan hydroelectric plant and several highway concessions.  The government has continued the concession program in 2005 and 2006, with some small projects with a total value of US$ 57 million.

          Peru’s trade deficit decreased from US$600 million in 1999 to US$300 million in 2000 and US$90 million in 2001.  Peru registered a US$210 million surplus in 2002, which grew to US$731 million in 2003, and further to US$2.7 billion in 2004, principally due to continued exports growth.  Exports climbed to US$12.5 billion in 2004, 40% higher than the US$9.0 billion registered in 2003, driven by the greater volume of traditional exports, in particular minerals. Imports rose to US$9.8 billion, with increases mainly in raw materials and capital goods. In 2005, trends continued, with exports rising to US$ 17.2 billion (more than US$ 2.0 billion due to higher prices in 2005) and imports increasing to US$ 12.1 billion.

          Peru registered a current account deficit of US$1.8 billion in 1999, which decreased to US$1.6 billion in 2000, and further to US$1.2 billion in 2001, to US$1.1 billion in 2002, to US$0.9 billion in 2003, to US$10 million in 2004, and reversed to a US$ 1.0 billion surplus in 2005. Peru’s financial account had a surplus of US$1.1 billion in 1999 and 2000, declined to US$1.0 billion in 2001, grew to US$1.8 billion in 2002 as a result of increased public sector capital inflows, was US$0.7 billion in 2003, to US$2.2 billion in 2004, and was US$0.2 billion in 2005. The flow of direct foreign investment into Peru was US$433 million in 2000, US$803 million in 2001, US$2.2 billion in 2002, US$1.3 billion in 2003, US$1.8 billion in 2004, and US$2.5 billion in 2005.

          The inflation rate in Perú, as measured by the Lima consumer price index, has fallen from 7,650.0% in 1990 to 139.2% in 1991, 56.7% in 1992, 39.5% in 1993, 15.4% in 1994, 10.2% in 1995, 11.8% in 1996, 6.5% in 1997, 6.0% in 1998, and 3.7% in both 1999 and 2000, turning into deflation of 0.1% in 2001, and back to inflation of 1.5% in 2002, 2.5% in 2003, 3.5% in 2004, and 1.5% in 2005.

          The average bank market exchange rate for Nuevos Soles in Peru was S/.3.282 per US$1.00 at December 31, 2004, a 5.2% decrease from S/.3.463 per US$1.00 as of December 31, 2003, which followed a 1.5% decrease in 2003 from S/.3.514 per US$1.00 as of December 31, 2002.  The strengthening of the Nuevo Sol relative to the U.S. Dollar was consistent with the pattern for other Latin American currencies, which resulted from higher exports and the weakening of the U.S. Dollar. However, in second half 2005 Nuevo Sol depreciated due to higher international interest rates and political uncertainty, closing year in S/.3.430.

          Interest rates have behaved erratically since 1995 but fell gradually over this period until September 1998, at which point the trend reversed due to liquidity constraints brought on by the international financial crisis.  The nominal annual interest rate on loans in Nuevos Soles was 37.1% in December 1998, decreasing to 32.0% in December 1999, to 26.5% in December 2000, to 23.0% in December 2001, to 20.7% in December 2002, before increasing to 22.3% in December 2003, and further to 25.4% in December 2004, decreasing to 23.6% in December 2005.

          Peru’s recent economic performance has also been reflected in a lower fiscal deficit. Peru had a deficit of 3.1% in 1999 and 3.2% in 2000.  The deficit declined to 2.5% in 2001, principally due to lower public investment, declined again to 2.3% in 2002, in line with the goal agreed upon with the International Monetary Fund (the “IMF”), continued to decline to 1.9% in 2003, and further to 1.1% in 2004 and 0.7% in 2005.  In addition, efforts to increase tax revenues have been successful, due in part to administrative measures and increased taxes, one of which is the new tax on financial transactions introduced in 2004. Tax collections increased from 6.7% of GDP in 1989 to 12.3% of GDP in 2001, 12.1% in 2002, 13.0% in 2003 and 13.3% in 2004. In order to meet fiscal needs, which are over financed, in 2005 Peru accessed the international capitals markets by closing bond offerings for a total of US$1.65 billion, compared to US$ 1.30 billion in 2004 and US$1.25 billion in 2003.

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

          The current Stand-By Agreement was approved by the IMF on June 9, 2004, and covers years 2004 to 2006.  The macro-economic framework of the agreement stresses the consolidation of recent year-on-year gains due to the low inflation rate and continued improvements in the public sector deficit, tax reform, current account deficit, level of foreign reserves, and other variables, in order to seek higher GDP growth.  The program focused on, among other points, reducing the public sector deficit to 1.4% of GDP in 2004 and to 1% per year in each of 2005 and 2006, and on lowering the debt-to-GDP ratio from 47.5% in 2003 to 41.0% in 2006. With a favorable international context, and thanks to a fast reduction of deficit, debt-to-GDP ratio in 2006 decreased to 38.0%.

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

          (i)     General

          At December 31, 2005, the Peruvian financial system consisted of the following principal participants:  the Central Bank, the SBS, 12 banking institutions (not including Banco de la Nación), three finance companies, and six leasing companies.  In addition, Perú has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations, and savings and credit cooperatives.

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

          Insurance Companies

          Since the deregulation of the Peruvian insurance industry in 1991, insurance companies are authorized to conduct all types of operations and to enter into all forms of agreements necessary to offer risk coverage to customers.  Insurance companies may also invest in financial and non-financial assets, subject to the regulations on investments and reserves established in Law 26702 and the regulations issued by the SBS.

          Law 26702 is the principal law governing insurance companies in Perú.  The SBS is charged with the supervision and regulation of all insurance companies, and the formation an insurance company requires prior authorization of the SBS.

          The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 12 in 2005.

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

          Since Credicorp’s Common Shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, Credicorp is subject to certain reporting requirements of the Comision Nacional Supervisora de Empresas y Valores (“CONASEV”), the securities market regulator, and the Lima Stock Exchange.  See “Item 9. The Offer and Listing—(C) Markets—The Lima Stock Exchange—(ii) Market Regulation.”

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

          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Credicorp will be required to make certain certifications regarding its internal controls over financial reporting as of December 31, 2006.   Credicorp has developed an internal methodology, which is in accordance with Public Company Accounting Oversight Board-PCAOB, Accounting Standard 2, to evaluate the effectiveness of its internal controls over financial reporting. In addition, Credicorp is implementing computer programs to allow for the continuous monitoring, assessment and documentation of its internal controls. During 2006, Credicorp expects to complete its evaluation of internal controls over financial reporting and to be able to obtain the attestation of its independent auditors. See “Item 15. Controls and Procedures.”

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

          According to Article 184 of Law 26702, regulatory capital consists of the sum of (i) paid-in capital, legal reserves, discretionary reserves (if any), reserves incurred but not specifically identified loan losses in the loan portfolio or other indirect credit exposure (up to 1% of the total value of both) and a percentage of certain subordinated bonds issued by the bank, less (ii) equity investments in all consolidated subsidiaries. According to Article 184, regulatory capital can be segmented and applied to cover credit risks and market risks. Beginning in March 1999, the SBS issued regulations requiring the segregation of regulatory capital to cover foreign exchange risk exposure, and, starting in June 30, 2000, to cover risk related to investments in equity shares.

          Law 26702 requires that the total amount of risk-weighted assets not exceed 11 times the regulatory capital of the bank, meaning that BCP must maintain regulatory capital at a level of at least 9.09% of its total risk-weighted assets.  The limit of 11 times risk-weighted assets to regulatory capital was phased in, becoming effective in December 1999.  Any bank that is not in compliance with the capital adequacy requirements of Law 26702 is required to post a special deposit with the Central Bank, which is frozen until such bank is within the capital adequacy requirements.  Regulatory capital in excess of credit risk requirements may be applied to cover market risks.  In general, foreign exchange risk positions require a coverage of 9.09% of regulatory capital.  As of December 31, 2005, BCP’s unconsolidated amount of risk-weighted assets was 9.1 times regulatory capital, or regulatory capital was 11.0% of risk-weighted assets which included US$280.1 million of market risk assets.

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

          Legal Reserve Requirements

          Pursuant to Article 67 of Law 26702, all banks must create a legal reserve.  Each year a bank must allocate 10% of its net income to its legal reserve until its legal reserve is equal to 35% of its paid-in capital stock.  Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above.  As of December 31, 2005, BCP’s unconsolidated legal reserve was S/.546.5 million (US$159.3 million), equivalent to 42.5% of BCP’s paid-in capital as of such date.

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

          Central Bank Reserve Requirements

          Under Law 26702, banks and finance companies are required to maintain an encaje (legal reserve) for certain obligations.  The Central Bank may require additional and marginal reserves.  The exact level and method of calculation of the reserve requirement is set by the Central Bank.  For purposes of calculating the required legal reserve, the following, pursuant to regulations issued by the SBS, are obligations: demand and time deposits, savings accounts, securities, certain bonds and funds administered by the bank.  Since April 2004, the Central Bank has required reserves on amounts due to foreign banks and other foreign financial companies, which were not previously considered obligations.  The regulation excludes funding from other central banks, governments or multilateral lending agencies.

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

          The Central Bank also establishes the interest rate payable on the reserves that exceed the legal 6% requirement, which are mainly on foreign currency deposits.  The Central Bank periodically increased the applicable interest rate during 2005, from 3.00% as of 2004 to 3.25% as of December 31, 2005. Since December 31, 2005 the interest rate has increased 25 bps. on a monthly basis, reading 4.50% as of May 30, 2006. The applicable interest rate is expected to be periodically revised by the Central Bank in accordance with monetary policy objectives.

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

          The limits for credit extended to one borrower vary according to the type of borrower and the collateral received.  The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702.  As of December 31, 2005, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/.186.2 million (US$54.3 million) for unsecured loans, and the 30.0% limit amounted to S/.558.6 million (US$162.9 million) for secured loans.  If a financial institution exceeds these limits, the SBS may impose a fine on the institution.

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

          In addition, under Law 26702, as amended by Law 27102, the aggregate amount of loans to related party borrowers considered to be an economic group may not exceed 30% (previously 75%) of a bank’s regulatory capital.  For purposes of this test, related party borrowers include any corporation holding, directly or indirectly, 4% or more of a bank’s shares, directors, certain of a bank’s principal executive officers or persons affiliated with the administrators of the bank.  See “—Lending Activities” above for the meaning of “economic group” under Law 26702.  Loans to individual related party borrowers are also subject to the limits on lending to a single borrower described under “—Lending Activities” above.  All loans to related parties must be made on terms no more favorable than the best terms that BCP offers to the public.

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

          Risk Rating

          Law 26702 and SBS Resolution No. 672, enacted in October 1997, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis (updated in March and September), in addition to the SBS’s own assessment.  Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency.  Five risk categories are assigned, from “A”, lowest risk, to “E”, highest risk, allowing for sub-categories within each letter.  As of December 2005, BCP was assigned the “A” risk category by its three rating agencies, Pacific Credit Rating, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International.

          Deposit Fund

          Law 26702 provides for mandatory deposit insurance to protect all types of deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund, or the “Fund”) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies.  Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies.  The annual premiums begin at 0.45% of total funds on deposit under the coverage of the Fund, if BCP is classified in the lowest risk category, and increase to 1.45% applicable to banks in the highest risk category.  The maximum amount that a customer is entitled to recover from the Fund is S/.75,109 from March through May 2006.

          Intervention by the SBS

          Pursuant to Law 26702, as amended by Law 27102, the SBS has the power to seize the operations and assets of a bank.  These laws provide for three levels of intervention by the SBS:  a supervisory regime, an intervention regime and the liquidation of the bank.  Any of these actions may be taken upon the occurrence of certain events, including if such bank: (i) interrupts payments on its liabilities; (ii) repeatedly fails to comply with the instructions of the SBS or the Central Bank; (iii) repeatedly violates the law or the provisions of the bank’s by-laws; (iv) repeatedly manages its operations in an unauthorized or unsound manner; or (v) its regulatory capital falls or is reduced by more than 50%.  Rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on a commercial bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which BCP must adhere to a financial restructuring plan.

          The SBS intervention regime halts a bank’s operations and may last for a maximum of 45 days, which may be extended for a second period of up to 45 additional days, during which time the SBS may institute measures such as: (i) canceling losses by reducing reserves, capital and subordinated debt; (ii) segregating certain assets and liabilities for transfer to another financial institution; and (iii) merging the intervened bank with another acquiring institution according to the program established by Urgent Decree No. 108-2000, enacted in November 2000.  After the intervention, the SBS will proceed to liquidate BCP except if the preceding option (iii) was applied.

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

          (v)     PPS

          Overview

          The operations of PPS are regulated by Law 26702 and the SBS.  Peruvian insurance companies must regularly submit reports to the SBS regarding their operations.  In addition, the SBS conducts on-sight reviews of the performance of insurance companies at least on an annual basis, primarily to review compliance with the solvency margin and reserve requirements, investment requirements and the rules governing the recognition of premium income.  If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements, or is unable to pay claims as they come due, it may either liquidate the company or permit it to merge with another insurance company.

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

          Establishment of an Insurance Company

          Insurance companies must seek the authorization of the SBS before commencing operations.  Peruvian law establishes certain minimum capital requirements for insurance and reinsurance companies.  These requirements must be met through cash investments in the company.  The statutory amounts are expressed in constant value.

          Solvency Requirements

          Pursuant to Law 26702, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin is based upon calculations that take into account the amount of premiums written and losses incurred during a specified period prior to date on which the calculation is made.

          Insurance companies must also maintain “solvency equity,” which must be the greater of (a) the solvency margin, or (b) the minimum capital requirement, as established by law. The required amount of solvency equity is recalculated at least quarterly. If the insurance company has outstanding credit risk operations, part of the solvency equity should be segregated for their coverage.

          Legal Reserve Requirements

          Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policyholders, by setting aside 10% of income before taxes, until the reserve reaches at least 35% of paid-in capital.

          Reserve Requirements

          Pursuant to Law 26702 and regulations issued by the SBS, Peruvian insurance companies must establish Technical Reserves.  See “—(6) Pacífico Peruano Suiza—(ii) Claims and Reserves.”  Law 26702 also requires insurance companies to create a reserve for IBNR claims, which are reflected as a liability, net of recoveries and reinsurance, in the Credicorp Consolidated Financial Statements, and estimated by using generally accepted actuarial reserving methods.  See Note 3(e) to the Credicorp Consolidated Financial Statements.  Finally, PPS is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in Credicorp’s financial statements. See “—(6) Pacífico Peruano Suiza —(ii) Claims and Reserves.”

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

     (12)     Selected Statistical Information

          The following tables present certain selected statistical information and ratios for Credicorp for the periods indicated.  The selected statistical information should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Credicorp Consolidated Financial Statements and the notes thereto.  The statistical information and discussion and analysis presented below for, 2001, 2002, 2003, 2004 and 2005 reflect the consolidated financial position of Credicorp and its subsidiaries, including BCP, ASHC, PPS and Grupo Crédito, as of December 31, 2001, 2002, 2003, 2004 and 2005 and the results of operations for 2001, 2002, 2003, 2004 and 2005.

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

          Real Average Interest Rates

          The real average interest rates set forth in the tables below have been calculated by adjusting the nominal average interest rates on Nuevo Sol-denominated and foreign currency-denominated assets and liabilities using the following respective formulas:

Where:

R(s)	= real average interest rate on Nuevo Sol-denominated assets and liabilities for the period.
R(d)	= real average interest rate on foreign currency-denominated assets and liabilities for the period.
N(s)	= nominal average interest rate on Nuevo Sol-denominated assets and liabilities for the period.
N(d)	= nominal average interest rate on foreign currency-denominated assets and liabilities for the period.
D	= devaluation rate of the Nuevo Sol relative to the U.S. Dollar for the period.
I	= inflation rate in Perú for the period (based on the Peruvian consumer price index).

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

          The following tables show quarterly average balances for all of Credicorp’s assets and liabilities, interest earned and paid amounts, and nominal rates and real rates for Credicorp’s interest-earning assets and interest-bearing liabilities, all for the years ended December 31, 2003, 2004 and 2005.

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates

	Year ended December 31,

	2003

	Average Balance		Interest Earned		Real Avg. Rate	Nominal Avg. Rate

	(U.S. Dollars in thousands, except percentages)
ASSETS:
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$	2,005	US$	6	-3.99%	0.30%
Foreign Currency		1,191,117		13,742	-7.38	1.15
Total		1,193,122		13,748	-7.37	1.15
Deposits in other banks
Nuevos Soles		17,475		1,989	8.67	11.38
Foreign Currency		389,137		3,089	-3.09	0.79
Total		406,612		5,078	-2.59	1.25
Investment securities
Nuevos Soles		273,416		13,388	2.34	4.90
Foreign Currency		1,062,548		47,067	0.40	4.43
Total		1,335,964		60,455	0.80	4.53
Total loans (1)
Nuevos Soles		692,580		127,774	15.56	18.45
Foreign Currency		3,755,212		330,052	4.60	8.79
Total		4,447,792		457,826	6.30	10.29
Total dividend-earning assets
Nuevos Soles		42,164		330	-1.68	0.78
Foreign Currency		75,766		10,848	9.91	14.32
Total		117,930		11,178	5.77	9.48
Total interest-earning assets
Nuevos Soles		1,027,640		143,487	11.21	13.99
Foreign Currency		6,475,780		404,798	2.16	6.25
Total		7,501,418		548,285	3.39	7.31
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles		95,264
Foreign Currency		157,670
Total		252,934
Reserves for loan losses
Nuevos Soles		(53,333)
Foreign Currency		(326,019)
Total		(379,352)
Premises and equipment
Nuevos Soles		192,912
Foreign Currency		77,983
Total		270,895
Other non-interest-earning assets
Nuevos Soles		167,980
Foreign Currency		452,646
Total		620,626
Total non-interest-earning assets
Nuevos Soles		402,823
Foreign Currency		362,280
Total		765,103
Total average assets
Nuevos Soles		1,428,463		143,487	7.37	10.03
Foreign Currency		6,838,060		404,799	1.81	5.92
Total		8,266,523		548,285	2.77	6.63

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

	Year ended December 31,

	2004

	Average Balance		Interest Earned		Real Avg. Rate	Nominal Avg. Rate

	(U.S. Dollars in thousands, except percentages)
ASSETS:
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$	5,892	US$	11	-3.20%	0.19%
Foreign Currency		1,031,626		15,346	-7.08	1.49
Total		1,037,518		15,357	-7.05	1.48
Deposits in other banks
Nuevos Soles		17,895		791	0.89	4.42
Foreign Currency		416,413		3,998	-7.55	0.96
Total		434,308		4,789	-7.20	1.10
Investment securities
Nuevos Soles		560,910		21,547	0.33	3.84
Foreign Currency		1,186,002		72,356	-2.85	6.10
Total		1,746,912		93,903	-1.83	5.38
Total loans (1)
Nuevos Soles		691,749		119,512	13.31	17.28
Foreign Currency		3,823,383		307,025	-1.09	8.03
Total		4,515,132		426,537	1.12	9.45
Total dividend-earning assets
Nuevos Soles		99,098		833	-2.57	0.84
Foreign Currency		62,237		1,423	-6.34	2.29
Total		161,335		2,256	-4.02	1.40
Total interest-earning assets
Nuevos Soles		1,375,544		142,694	7.56	10.37
Foreign Currency		6,519,661		400,148	-2.99	6.14
Total		7,895,205		542,842	-1.16	6.88
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles		98,764
Foreign Currency		161,976
Total		260,740
Reserves for loan losses
Nuevos Soles		(40,008)
Foreign Currency		(242,115)
Total		(282,123)
Premises and equipment
Nuevos Soles		195,230
Foreign Currency		57,960
Total		253,190
Other non-interest-earning assets
Nuevos Soles		175,316
Foreign Currency		261,810
Total		437,126
Total non-interest-earning assets
Nuevos Soles		429,301
Foreign Currency		239,630
Total		668,931
Total average assets
Nuevos Soles		1,804,845		142,694	4.26	7.91
Foreign Currency		6,759,291		400,148	-3.02	5.92
Total		8,564,136		542,842	-1.48	6.34

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

	Year ended December 31,

	2005

	Average Balance		Interest Earned		Real Avg. Rate	Nominal Avg. Rate

	(U.S. Dollars in thousands, except percentages)
ASSETS:
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$	5,361	US$	50	-0.55%	0.93
Foreign Currency		1,118,471		24,004	5.19	2.15
Total		1,123,832		24,054	5.16	2.14
Deposits in other banks
Nuevos Soles		31,926		1,073	1.84	3.36
Foreign Currency		443,948		12,000	5.76	2.70
Total		475,874		13,073	5.50	2.75
Investment securities
Nuevos Soles		1,221,669		51,222	2.66	4.19
Foreign Currency		1,290,919		73,138	8.81	5.67
Total		2,512,588		124,360	5.82	4.95
Total loans (1)
Nuevos Soles		831,393		132,692	14.26	15.96
Foreign Currency		3,888,576		314,700	11.31	8.09
Total		4,719,969		447,392	11.83	9.48
Total dividend-earning assets
Nuevos Soles		65,234		2,252	1.93	3.45
Foreign Currency		65,511		1,301	5.02	1.99
Total		130,745		3,553	3.48	2.72
Total interest-earning assets
Nuevos Soles		2,155,583		187,289	7.09	8.69
Foreign Currency		6,807,425		425,143	9.41	6.25
Total		8,963,008		612,432	8.85	6.83
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles		135,168
Foreign Currency		179,250
Total		314,418
Reserves for loan losses
Nuevos Soles		(33,020)
Foreign Currency		(191,132)
Total		(224,152)
Premises and equipment
Nuevos Soles		177,012
Foreign Currency		66,559
Total		243,571
Other non-interest-earning assets
Nuevos Soles		141,397
Foreign Currency		320,424
Total		461,821
Total non-interest-earning assets
Nuevos Soles		420,557
Foreign Currency		375,101
Total		795,658
Total average assets
Nuevos Soles		2,576,140		187,289	5.70	7.27
Foreign Currency		7,182,526		425,143	9.07	5.92
Total		9,758,666		612,432	8.18	6.28

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,

	2003

	Average Balance		Interest Paid	Real Avg. Rate	Nominal Avg. Rate

	(U.S. Dollars in thousands, except percentages)
LIABILITIES
Interest-bearing liabilities:
Demand deposits
Nuevos Soles(1)	US$	319,417	2,704	-1.59%	0.85%
Foreign Currency(1)		919,963	1,825	-3.69	0.20
Total		1,239,380	4,529	-3.15	0.37
Savings deposits
Nuevos Soles(1)		301,734	2,753	-1.53	0.91
Foreign Currency(1)		1,223,843	3,575	-3.60	0.29
Total		1,525,577	6,328	-3.19	0.41
Time deposits
Nuevos Soles(1)		416,239	10,845	0.12	2.61
Foreign Currency(1)		2,063,562	78,253	-0.24	3.79
Total		2,479,801	89,098	-0.18	3.59
Due to banks and correspondents
Nuevos Soles		124,852	12,085	7.03	9.68
Foreign Currency		532,183	23,472	0.36	4.41
Total		657,035	35,557	1.62	5.41
Bonds
Nuevos Soles		110,669	10,330	6.69	9.33
Foreign Currency		315,284	17,738	1.52	5.63
Total		425,953	28,068	2.87	6.59
Total interest-bearing liabilities
Nuevos Soles		1,272,910	38,717	0.55	3.04
Foreign Currency		5,054,835	124,863	-1.51	2.47
Total		6,327,745	163,580	-1.10	2.59
Non-interest-bearing liabilities and shareholders’ equity:
Other liabilities
Nuevos Soles		45,045
Foreign Currency		972,739
Total		1,017,784
Equity holders of the parent
Nuevos Soles		—
Foreign Currency		852,728
Total		852,728
Minority Interest
Nuevos Soles		—
Foreign Currency		68,266
Total		68,266
Total non-interest-bearing liabilities and shareholders’ equity
Nuevos Soles		45,045
Foreign Currency		1,893,773
Total		1,938,778
Total average liabilities and shareholders’ equity
Nuevos Soles		1,317,955	38,717	-0.45	2.94
Foreign Currency		6,948,568	124,863	-2.16	1.80
Total		8,266,523	163,580	-1.74	1.98

(1)	Includes the amount paid to Central Bank for the deposit insurance fund.

	Year ended December 31,

	2004

	Average Balance		Interest Paid	Real Avg. Rate	Nominal Avg. Rate

	(U.S. Dollars in thousands, except percentages)
LIABILITIES
Interest-bearing liabilities:
Demand deposits
Nuevos Soles(1)	US$	349,584	2,911	-2.58%	0.83%
Foreign Currency(1)		758,990	1,873	-8.21	0.25
Total		1,108,574	4,784	-6.43	0.43
Savings deposits
Nuevos Soles(1)		277,051	2,476	-2.52	0.89
Foreign Currency(1)		1,024,073	3,740	-8.10	0.37
Total		1,301,124	6,216	-6.91	0.48
Time deposits
Nuevos Soles(1)		426,074	17,094	0.49	4.01
Foreign Currency(1)		2,210,780	67,871	-5.63	3.07
Total		2,636,854	84,965	-4.64	3.22
Due to banks and correspondents
Nuevos Soles		134,280	11,257	4.72	8.38
Foreign Currency		539,268	25,425	-4.12	4.71
Total		673,548	36,682	-2.36	5.45
Bonds
Nuevos Soles		122,006	9,658	4.27	7.92
Foreign Currency		298,816	17,993	-2.92	6.02
Total		420,822	27,651	-0.84	6.57
Total interest-bearing liabilities
Nuevos Soles		1,308,995	43,396	-0.18	3.32
Foreign Currency		4,831,927	116,902	-6.22	2.42
Total		6,140,922	160,298	-4.93	2.61
Non-interest-bearing liabilities and shareholders’ equity:
Other liabilities
Nuevos Soles		45,773
Foreign Currency		1,334,980
Total		1,380,753
Equity holders of the parent
Nuevos Soles		—
Foreign Currency		967,288
Total		967,288
Minority Interest
Nuevos Soles		—
Foreign Currency		75,173
Total		75,173
Total non-interest-bearing liabilities and shareholders’ equity
Nuevos Soles		45,773
Foreign Currency		2,377,441
Total		2,423,214
Total average liabilities and shareholders’ equity
Nuevos Soles		1,354,768	44,706	-0.19	3.30
Foreign Currency		7,209,368	115,592	-6.97	1.60
Total		8,564,136	160,298	-5.90	1.87

(1)	Includes the amount paid to Central Bank for the deposit insurance fund.

	Year ended December 31,

	2005

	Average Balance		Interest Paid		Real Avg. Rate	Nominal Avg. Rate

	(U.S. Dollars in thousands, except percentages)
LIABILITIES
Interest-bearing liabilities:
Demand deposits
Nuevos Soles(1)	US$	641,920	US$	6,056	-0.54%	0.94%
Foreign Currency(1)		926,710		10,861	4.18	1.17
Total		1,568,630		16,917	2.25	1.08
Savings deposits
Nuevos Soles(1)		452,826		3,495	-0.71	0.77
Foreign Currency(1)		1,118,117		5,739	3.50	0.51
Total		1,570,943		9,234	2.29	0.59
Time deposits
Nuevos Soles(1)		562,148		24,300	2.79	4.32
Foreign Currency(1)		2,944,558		76,954	5.67	2.61
Total		3,506,706		101,254	5.21	2.89
Due to banks and correspondents
Nuevos Soles		159,892		3,162	0.48	1.98
Foreign Currency		448,419		18,260	7.17	4.07
Total		608,311		21,422	5.41	3.52
Bonds
Nuevos Soles		122,521		9,655	6.30	7.88
Foreign Currency		295,821		14,677	8.08	4.96
Total		418,342		24,332	7.56	5.82
Total interest-bearing liabilities
Nuevos Soles		1,939,307		46,668	0.90	2.41
Foreign Currency		5,733,625		126,491	5.25	2.21
Total		7,672,932		173,159	4.15	2.26
Non-interest-bearing liabilities and shareholders’ equity:
Other liabilities
Nuevos Soles		108,140
Foreign Currency		770,712
Total		878,852
Equity holders of the parent
Nuevos Soles		—
Foreign Currency		1,133,773
Total		1,133,773
Minority Interest
Nuevos Soles		—
Foreign Currency		93,109
Total		93,109
Total non-interest-bearing liabilities and shareholders’ equity
Nuevos Soles		591,495
Foreign Currency		1,494,239
Total		2,085,734
Total average liabilities and shareholders’ equity
Nuevos Soles		2,530,802		46,668	0.78	2.28
Foreign Currency		7,227,864		126,491	4.66	1.64
Total		9,758,666		173,159	3.85	1.77

(1)	Includes the amount paid to Central Bank for the deposit insurance fund.

          Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2004/2003			2005/2004

	Increase/(Decrease) due to changes in:			Increase/(Decrease )due to changes in:

	Volume	Rate	Net Change	Volume	Rate	Net Change

	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	12	(7)	5	(1)	40	39
Foreign Currency	(1,840)	3,444	1,604	1,292	7,366	8,658
Total	(1,828)	3,437	1,609	1,291	7,406	8,697
Deposits in other banks
Nuevos Soles	47	(1,245)	(1,198)	620	(338)	282
Foreign Currency	201	692	909	264	7,738	8,002
Total	248	(537)	(289)	884	7,400	8,284
Investment securities
Nuevos Soles	14,097	(5,938)	8,159	25,365	4,310	29,675
Foreign Currency	5,473	19,816	25,289	6,390	(5,608)	782
Total	19,570	13,878	33,448	31,755	(1,298)	30,457
Total loans(1)
Nuevos Soles	(146)	(8,116)	(8,262)	24,126	(10,946)	13,180
Foreign Currency	6,023	(29,050)	(23,027)	5,235	2,440	7,675
Total	5,877	(37,166)	(31,289)	29,361	(8,506)	20,855
Total dividend-earning assets
Nuevos Soles	443	60	503	(285)	1,704	1,419
Foreign Currency	(1,936)	(7,489)	(9,425)	77	(199)	(122)
Total	(1,493)	(7,429)	(8,922)	(208)	1,505	1,297
Total interest-earning assets
Nuevos Soles	48,577	(49,370)	(793)	80,918	(36,323)	44,595
Foreign Currency	3,869	(7,519)	(4,650)	17,662	7,333	24,995
Total	51,446	(56,889)	(5,443)	98,580	(28,990)	69,590
Interest Expense:
Demand deposits
Nuevos Soles	255	(155)	100	2,345	907	3,252
Foreign Currency	(319)	474	155	438	8,443	8,881
Total	(64)	319	255	2,783	9,350	12,133
Savings deposits
Nuevos Soles	(225)	(52)	(371)	1,571	(398)	1,113
Foreign Currency	(584)	749	259	352	1,553	1,905
Total	(809)	697	(112)	1,863	1,155	3,018
Time deposits
Nuevos Soles	256	7,504	7,760	5,942	(247)	5,695
Foreign Currency	5,583	(17,476)	(11,893)	22,025	(11,431)	10,594
Total	5,839	(9,972)	(4,133)	27,967	(11,678)	16,289
Due to banks and correspondents and issued bonds
Nuevos Soles	913	(1,741)	(828)	2,147	(10,242)	(8,095)
Foreign Currency	312	1,641	1,953	(4,283)	(2,882)	(7,165)
Total	1,225	(100)	1,125	(2,136)	(13,124)	(15,260)
Bonds
Nuevos Soles	1,058	(1,730)	(672)	41	(44)	(3)
Foreign Currency	(926)	1,181	255	(180)	(3,136)	(3,316)
Total	132	(549)	(417)	(139)	(3,180)	(3,319)
Total interest-bearing liabilities
Nuevos Soles	1,098	4,891	5,989	21,527	(19,565)	1,962
Foreign Currency	(5,506)	(3,765)	(9,271)	21,571	(10,672)	10,889
Total	(4,408)	1,126	(3,282)	43,098	(30,237)	12,861

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

          Interest-Earning Assets, Net Interest Margin and Yield Spread

          The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	Year ended December 31,

	2003	2004	2005

	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	1,025,640	1,375,544	2,155,583
Foreign Currency	6,475,780	6,519,661	6,807,425
Total	7,501,420	7,895,205	8,963,008
Net interest income
Nuevos Soles	104,770	97,988	140,621
Foreign Currency	279,935	284,556	298,652
Total	384,705	382,544	439,273
Gross yield (1)
Nuevos Soles	13.96%	10.37%	8.69%
Foreign Currency	6.25%	6.14%	6.25%
Weighted average rate	7.31%	6.88%	6.83%
Net interest margin (2)
Nuevos Soles	10.20%	7.12%	6.52%
Foreign Currency	4.32%	4.36%	4.39%
Weighted-average rate	5.13%	4.85%	4.90%
Yield spread (3)
Nuevos Soles	10.92%	6.96%	6.28%
Foreign Currency	3.78%	3.75%	4.04%
Weighted-average rate	4.72%	4.27%	4.58%

(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

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

	At December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian Central Bank	US$	288	US$	17,142	US$	1,224
Commercial banks		18,135		31,379		55,941

Total Nuevo Sol-denominated	US$	18,423	US$	48,521	US$	57,165
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$	958,925	US$	1,085,349	US$	1,597,929
U.S. Dollars, other		407,128		455,178		632,698

Other		1,619		4,852		8,076

Total Foreign Currency-denominated	US$	1,367,672	US$	1,545,379	US$	2,238,703

Total	US$	1,386,095	US$	1,593,900	US$	2,295,868

          (ii)     Investment Portfolio

          The following table shows the fair value of Credicorp’s trading and available-for-sale investment securities by type at the dates indicated.  See Notes 5 and 6 to the Credicorp Consolidated Financial Statements.

	At December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$	28,196	US$	56,594	US$	129,137
Equity securities		65,617		112,785		144,919
Bonds		2,212		67,878		91,065
Peruvian Central Bank certif. notes		375,713		682,418		835,287
Other investments		15,570		5,994		40,487

Total Nuevo Sol denominated	US$	487,308	US$	925,669	US$	1,240,895

Foreign Currency-denominated:
Equity securities	US$	59,535	US$	68,573	US$	80,100
Bonds		952,039		610,402		891,666
Investment in Peruvian debt		34,822		357,145		185,138
Peruvian Central Bank certif. notes		0		0		310,528
Other investment		206,548		257,458		163,894

Total Foreign Currency-denominated	US$	1,252,944	US$	1,293,578	US$	1,631,326

Total securities holdings	US$	1,740,252	US$	2,219,247	US$	2,872,221

(1)	The allowance for decline in value of marketable securities is debited from the value of each individual security.

          The weighted-average yield on Credicorp’s Nuevo Sol-denominated interest-earning investment portfolio was 4.9% in 2003, 3.8% in 2004, and 4.2% in 2005. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 4.4% in 2003, 6.1% in 2004 and 5.7% in 2005. The total weighted-average yield of Credicorp’s portfolio was 4.5% in 2003, 5.4% in 2004 , and 5.0% in 2005.

          The weighted-average yield on Credicorp’s Nuevo Sol-denominated dividend-earning assets investment portfolio was 13.9% in 2003, 10.4% in 2004, and 8.7% in 2005. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 2.1% in 2003, 6.1% in 2004 and 6.3% in 2005. The total weighted-average yield of Credicorp’s portfolio was 7.3% in 2003, 6.9% in 2004 and 6.8% in 2005.

          The following table shows the maturities of Credicorp’s trading and available-for-sale investment securities by type at December 31, 2005:

	Within 1 year		After 1 year but within 3years		Maturing After 3 years but within 5 years		Maturing After 5 years but within 10 years		After 10 Years		Total

	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian government bonds	US$	38,697	US$	4,477	US$	2,985	US$	15,300	US$	67,678	US$	129,137
Equity securities (1)		144,920		—		—		—		—		144,920
Bonds and debentures		22,057		24,913		12,236		7,026		24,833		91,065
Peruvian Central Bank certif. notes		742,156		93,130		—		—		—		835,286
Other investments		32,711		912		6,864		—		—		40,487

Total Nuevo Sol-denominated	US$	980,541	US$	123,432	US$	22,085	US$	22,326	US$	92,511		1,240,895

Foreign Currency-denominated:
Peruvian Government Bonds		149		7,590		—		58,045		119,354		185,138
Equity securities (1)		80,100		—		—		—		—		80,100
Bonds		277,540		213,161		122,357		94,684		183,924		891,666
Peruvian Central Bank certif.. notes		310,528		0		0		0		0		310,528
Other investments		144,113		1,786		6,078		6,917		5,000		163,894
Total Foreign Currency denominated	US$	812,430	US$	222,537	US$	128,435	US$	159,646	US$	308,278	US$	1,631,326

Total securities holdings:	US$	1,792,971	US$	345,969	US$	150,520	US$	181,972	US$	400,789	US$	2,872,221

Weighted average yield												4.84%

(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year.

          Maturities of Credicorp’s investments securities classified by trading and available for sale, as of December 31, 2005 are described in Item 11. Quantitative and Qualitative Disclosures about Market Risk.

          All realized and unrealized gains and losses related to the trading of securities are included in the income statement.  Unrealized gains and losses arising from changes in the fair value of securities classified as investments available-for-sale are recognized in equity, net of the related deferred income taxes.  Unrealized gains or losses are recognized in income of the year when the investments available-for-sale are sold.

          Credicorp determines that an available-for-sale investment is impaired when there has been a significant or prolonged decline in the fair value below its cost.  The determination of what is significant or prolonged requires the management’s judgment.  In making this judgment, Credicorp evaluates among other factors, the normal volatility in share price, evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.  When a permanent impairment is present, the related unrealized loss is recognized in the consolidated income statement.

          (iii)     Loan Portfolio

          Loans by Type of Loan

          The following table shows Credicorp’s loans by type of loan, at the dates indicated:

	At December 31,

	2001		2002		2003		2004		2005

	(U.S. Dollars in thousands)
Loans	US$	2,917,267	US$	3,268,103	US$	3,284,141	US$	3,507,831	US$	3,865,643
Leasing transactions		333,840		491,666		452,635		424,902		564,575
Discounted notes		156,041		180,314		176,991		183,519		213,232
Factoring		56,616		62,302		56,446		58,116		87,757
Advances and overdrafts		45,501		169,132		45,827		48,506		49,283
Refinanced loans		268,626		330,842		296,116		243,892		175,211
Past due loans		350,835		406,135		256,208		159,057		95,769
Unearned interest		(64,247)		(90,831)		(86,868)		(66,805)		(78,495)

Total loans:	US$	4,064,479	US$	4,817,663	US$	4,481,496	US$	4,559,018	US$	4,972,975
Total past due loans amounts		(350,835)		(406,135)		(296,116)		(159,057)		(95,769)

Total performing loans	US$	3,713,644	US$	4,411,528,	US$	4,225,288	US$	4,399,961	US$	4,877,206

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

          Refinanced loans:  Includes loans that were refinanced because the client was unable to pay at maturity. Under SBS regulations, a loan is required to be categorized as a refinanced loan when a debtor is experiencing payment problems, unless the debtor is current on all interest payments and pays down at least 20% of the principal amount of the original loan. The SBS has required refinanced loans as a separate category since 1992, and since July 1999, has distinguished a sub-group entitled Restructured Loans, defined as those loans extended under the bankruptcy protection procedures established in the Equity Restructuring Law.

          Past due loans:  Includes overdue loans categorized according to the SBS guidelines. See
“— Past Due Loan Portfolio” for further detail.

          Loans by Economic Activity

          The following table shows Credicorp’s total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,

	2001			2002			2003

	(U.S. Dollars in thousands, except percentages)
Economic Activity	Amount		% Total	Amount		% Total	Amount		% Total

Manufacturing	US$	1,294,664	31.85%	US$	1,592,191	33.05%	US$	1,461,350	32.61%
Consumer Loans (1)		262,240	6.45		522,998	10.86		1,033,881	23.07
Commerce		572,825	14.09		617,491	12.82		560,052	12.50
Realty Businesses and Leasing Services		211,286	5.20		281,753	5.85		233,506	5.21
Mining		321,409	7.91		227,879	4.73		233,355	5.21
Communication, Storage and Transportation		194,613	4.79		209,174	4.34		189,612	4.23
Electricity, Gas and Water		159,389	3.92		302,976	6.29		211,610	4.72
Agriculture		159,420	3.92		158,500	3.29		142,697	3.18
Fishing		76,864	1.89		104,604	2.17		90,786	2.03
Financial Services		81,746	2.01		210,404	4.37		96,371	2.15
Education, Health and Other Services		56,051	1.38		93,851	1.95		99,702	2.22
Construction		124,056	3.05		86,632	1.80		70,676	1.58
Others (2)		614,163	15.11		500,041	10.38		144,766	3.23
Sub total		4,128,726	101.58		4,908,494	101.89		4,568,364	101.94

Unearned interest		(64,247)	-1.58		(90,831)	-1.89		(86,868)	-1.94

Total	US$	4,064,479	100.00%	US$	4,817,663	100.00%	US$	4,481,496	100.00%

(1)	Includes credit card and mortgage loans, and other consumer loans.
(2)	Includes personal banking and small business loans and other sectors.

	At December 31,

	2004			2005

	(U.S. Dollars in thousands, except percentages)
Economy Activity	Amount		% Total	Amount		% Total

Manufacturing	US$	1,376,874	30.20%	US$	1,449,600	29.15%
Consumer Loans (1)		1,187,378	26.04		1,447,469	29.11
Commerce		523,574	11.48		697,337	14.02
Realty Businesses and Leasing Services		224,745	4.93		258,010	5.19
Mining		194,022	4.26		223,447	4.49
Communication, Storage and Transportation		181,018	3.97		216,547	4.35
Electricity, Gas and Water		248,571	5.45		192,141	3.86
Agriculture		160,167	3.51		155,116	3.12
Fishing		68,604	1.50		117,247	2.36
Financial Services		90,042	1.98		105,515	2.12
Education, Health and Other Services		62,341	1.37		70,925	1.43
Construction		72,879	1.60		68,946	1.39
Others (2)		235,608	5.17		49,170	0.99
Sub total		4,625,823	101.47		5,051,470	101.58

Unearned interest		(66,805)	-1.47		(78,495)	-1.58

Total	US$	4,559,018	100.00%	US$	4,972,975	100.00%

(1)	Includes credit card and mortgage loans, and other consumer loans.
(2)	Includes personal banking and small business loans and other sectors.

          As of December 31, 2005, 77.0% of the loan portfolio was concentrated in Lima and 91.09% was concentrated in Perú.  An additional 6.97% of the loan portfolio was concentrated in Bolivia.

          Concentrations of Loan Portfolio and Lending Limits

          Credicorp’s loans and other contingent credits to the 20 customers (considered as economic groups) to which it had the largest exposure as of December 31, 2005 were US$1,049.0 million, of which US$886.7 million were outstanding loans representing 17.8% of the total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of economic group in accordance with SBS regulations.  Total loans and other contingent credits outstanding to these customers ranged from US$102.3 million to US$29.2 million, including nine customers with over US$50.0 million.  Total loans and other contingent credits outstanding to Credicorp’s 20 largest customers were ranked in the following risk categories as of December 31, 2005: Class A (normal)—88.0%; Class B (potential problems)—9.36%; Class C (substandard)—0.2%; Class D (doubtful)—2.4%; and Class E (loss)—0%.  See “—Classification of the Loan Portfolio.”

          BCP’s loans to a single borrower are subject to lending limits imposed by Law 26702.  See “—(11) Supervision and Regulation—(ii)BCP—Lending Activities.”  The applicable Law 26702 lending limits depend on the nature of the borrower involved and the type of collateral received.  The sum of loans to and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third party performance received by BCP from such institution, may not exceed 30% of BCP’s regulatory capital, as defined by the SBS.  The sum of loans to and deposits in non Peruvian financial institutions, plus any guarantees of third party performance received by BCP from such institutions, are limited to either 5%, 10%, 30% of BCP’s regulatory capital, depending upon the governmental supervision to which the institution is subject and upon whether it is recognized by the Central Bank as an international bank of prime credit quality.  The limits on lending to non Peruvian financial institutions increase to 50% of BCP’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

          BCP’s loans to Directors and employees and relatives have a global limit of 7% of  capital stock and reserves and an individual limit of 5% of such global limit.

          Loans to individuals not resident in Perú or companies that are not financial institutions have a limit of 5% of BCP’s regulatory capital; however, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities.  The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP.  Lending on an unsecured basis to individuals or companies resident in Perú that are not financial institutions is limited to 10% of BCP’s regulatory capital.  This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks, or a foreign bank determined by the Central Bank of prime credit quality, or by other highly liquid securities at market value.  Finally, the single borrower lending limit for loans backed by a cash deposit at BCP or by debt obligations of the Central Bank is 30% of BCP’s regulatory capital.  With an unconsolidated regulatory capital of S/.1,862.2 million (US$542.9 million) at December 31, 2005, BCP’s legal lending limits vary from S/.93.1 million (US$27.1 million) to S/.744.9 million (US$217.2 million). Credicorp’s consolidated lending limits, based on its regulatory capital on a consolidated basis of US$915.0 million at December 31, 2005, would range from US$45.8 million to US$366.0 million. As of December 31, 2005, BCP was in compliance with all Law 26702 lending limits.

          As of December 31, 2005, Credicorp complied with the applicable legal lending limits in each of the jurisdictions where it operates. Such limit is calculated quarterly based on Credicorp’s consolidated equity plus reserves for not specifically identified impaired loans at quarter-end. A limited number of exceptions to Credicorp’s internal limits have been authorized by the Board of Directors from time to time, based on the credit quality of the borrower, the term of the loan and the amount and quality of collateral taken by Credicorp. Credicorp may, in appropriate and limited circumstances, increase or choose to exceed this limit in the future.

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

          Loan Portfolio Denomination

          The following table presents Credicorp’s Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated.

	At December 31,

	2001			2002			2003

	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	579,229	14.25%	US$	677,506	14.06%	US$	723,955	16.15%
Foreign Currency-denominated		3,485,250	85.75%		4,140,157	85.94%		3,757,541	83.85%

Total loans	US$	4,064,479	100.00%	US$	4,817,663	100.00%	US$	4,481,496	100.00%

	At December 31,

	2004			2005

	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	662,058	14.52%	US$	1,032,481	20.76%
Foreign Currency-denominated		3,896,960	85.48%		3,940,494	79.24%
Total loans	US$	4,559,018	100.00%	US$	4,972,975	100.00%

          Maturity Composition of the Performing Loan Portfolio

          The following table sets forth an analysis of Credicorp’s performing loan portfolio at December 31, 2005, by type and by the time remaining to maturity.  Loans are stated before deduction of the reserves for loan losses.

	Maturing

	Amount at December 31, 2005		Within 3 months		After 3 months but within 12 months		After 1 year but within 3 years		After 3 years but within 5 years		After 5 years

	(U.S. Dollars in thousands, except percentages)
Loans	US$	3,865,643	US$	1,393,257	US$	946,381	US$	635,149	US$	264,008	US$	626,848
Leasing transactions		490,418		99,084		112,348		90,598		164,532		23,856
Discounted notes		213,232		193,217		19,396		541		—		78
Refinanced loans		170,873		42,769		36,558		31,142		24,582		35,822
Factoring		87,757		85,391		2,366		—		—		—
Advances and overdrafts		49,283		44,609		4,674		—		—		—

Total	US$	4,877,206	US$	1,858,327	US$	1,121,723	US$	757,430	US$	453,122	US$	686,604

Percentage of total performing loan portfolio		100.00%		38.10%		23.00%		15.53%		9.29%		14.08%

          Interest Rate Sensitivity of the Loan Portfolio

          The following table sets forth the interest rate sensitivity of the loan portfolio at December 31, 2005, by currency and by the time remaining to maturity over one year.

	Amount at December 31, 2005	Maturing After 1 year

	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	2,906	318
Foreign Currency-denominated	565,320	240,132

Total	568,226	240,450
Fixed Rate (2)
Nuevo Sol-denominated	1,029,575	158,917
Foreign Currency-denominated	3,375,174	1,497,789

Total	4,404,749	1,656,706
Total (1)	4,972,975	1,897,156

(1)	Net of unearned interest
(2)	Most of financial products with fixed rates can be switched to variable rates as specified on the contracts with clients.

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

          SBS regulations require the following minimum reserves to be recorded for statutory purposes for commercial, micro-business and mortgage loans: a 1% reserve on not specifically identified loans and credits classified in the A (Normal) category, and a 5%, 25%, 60% and 100% specific reserve on loans and credits in risk categories B, C, D and E, respectively.  Whenever such loans or credits, or the portions thereof, are secured with “preferred” collateral, required reserves for risk categories B, C, D and E are: 2.5%, 12.5%, 30% and 60%, respectively.  Loans or credits, or portions thereof, secured with “highly liquid preferred” collateral require at least one half of the amount established in the case of the “preferred” collateral.  Loans or credits, or the portions thereof, secured with “self-liquidating preferred” collateral require at least a 1% reserve.  When the collateral is insufficient to secure the outstanding balances, the higher percentage requirements are applicable on the unsecured portion of the loans or credits.  In the case of consumer loans, the required reserves are as follows: a 1% reserve on not specifically identified loans classified in the A (Normal) category, and a 5%, 25%, 60% and 100% specific reserve on loans in risk categories B, C, D and E, respectively.

          The following table sets forth a breakdown of the loan portfolio using the categories specified by SBS Resolution No. 808-2003 as of December 31 of each of the last five years.

	At December 31,

	2001		2002		2003		2004		2005

	(U.S. Dollars in thousands)
Commercial loans	US$	3,229,057	US$	3,659,762	US$	3,308,112	US$	3,259,950	US$	3,351,770
Consumer loans		229,707		205,696		251,785		283,410		356,595
Residential mortgage loans		331,673		547,005		549,220		649,930		844,892
Leasing transactions (1)		274,042		405,200		372,379		365,728		419,718

Total performing loans	US$	4,064,479	US$	4,817,663	US$	4,481,496	US$	4,559,018	US$	4,972,975

(1)	Net of unearned interest.

          Credicorp does not currently track loan write-offs and recoveries of write-offs by loan categories specified by SBS Resolution N° 808-203.The five loan risk categories have the following characteristics:

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

          Class “C.”  Loans or credits in this category are known as “substandard” credits.  Debtors of commercial loans or credits whose loans or credits are placed in this category demonstrate serious financial weakness, often with operating profits or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of the debtor’s financial capacity.  Loans or credits demonstrating the same deficiencies that warrant classification as category B credits warrant classification as Class C credits if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms.  Additionally, commercial loans are classified in this category when payments are between 60 and 120 days late. If payments on a micro-business or consumer loan are between 31 and 60 days late, such loans are classified as Class C. Residential mortgage loans are classified as Class C when payments are between 91 and 120 days late.  Commercial, micro-business and mortgage loans or credits included in this class require a specific provision of 25% of the outstanding amount (12.5% when secured with “preferred” collateral and 6.25 % when secured with “highly liquid preferred” collateral).

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

          The following table shows Credicorp’s direct loan portfolio at the dates indicated:

	At December 31,

	2001			2002			2003

	(U.S. Dollars in thousands, except percentages)
Level of Risk Classification	Amount		% Total	Amount		% Total	Amount		% Total

A: Normal (1)	US$	2,864,087	70.5%	US$	3,543,152	73.5%	US$	3,393,833	75.7%
B: Potential Problems		441,323	10.9		456,056	9.5		437,682	9.8
C: Substandard		316,945	7.8		334,423	6.9		240,316	5.4
D: Doubtful		196,501	4.8		239,101	5.0		266,723	6.0
E: Loss		245,623	6.0		244,931	5.1		142,942	3.1

Total	US$	4,064,479	100.0%	US$	4,817,663	100.00%	US$	4,481,496	100.00%

C+D+E	US$	759,069	18.6%	US$	818,455	17.0%	US$	649,981	14.5%

	At December 31,

	2004			2005

Level of Risk Classification	Amount		% Total	Amount		% Total

A: Normal (1)	US$	3,719,973	81.6%	US$	4,273,719	85.9%
B: Potential Problems		336,619	7.4		397,387	8.0%
C: Substandard		195,062	4.3		82,858	1.7%
D: Doubtful		184,206	4.0		146,898	3.0%
E: Loss		123,158	2.7		72,113	1.5%

Total	US$	4,559,018	100.0%	US$	4,972,975	100.0%

C+D+E	US$	502,426	11.0%	US$	301,869	6.3%

(1)	Net of unearned interest

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

          Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

          Credicorp considers loans to be past due depending on their type.  BCP considers loans past due after 15 days, except for consumer mortgage and leasing loans, and loans to micro-businesses, which are considered past due after 90 days.  Beginning January 1, 2001, the SBS issued accounting rules requiring Peruvian banks to consider overdrafts past due after 30 days.  ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. BCB considers loans past due after 30 days.

          Interest income is suspended when collection of loans becomes doubtful, such as when overdue by more than 90 days, and such income is excluded from interest income until received. Uncollected income on such loans is reversed against income. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis. Therefore, Credicorp does not accrue interest on past due loans. Instead, interest on past due loans is recognized only when and to the extent received. Over the past five years, Credicorp has recognized interest income on these loans of US$17.5 million in 2001, US$15.0 million in 2002, US$11.0 million in 2003, US$6.2 million in 2004 and US$5.5 in 2005. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past due loans. Accrued interest on past due loans is recognized only when and to the extent received.  With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past due loans.  The following table sets forth the repayment status of Credicorp’s loan portfolio as of December 31 of each of the last five years:

	At December 31,

	2001		2002		2003		2004		2005

	(U.S. Dollars in thousands, except percentages)
Current	US$	3,713,644	US$	4,411,528	US$	4,225,288	US$	4,399,961	US$	4,877,206
Past due:
Overdue 16-119 days		54,291		82,259		50,981		11,572		3,644
Overdue 120 days or more		296,544		323,876		205,227		147,485		92,125

Subtotal	US$	350,835	US$	406,135	US$	256,208	US$	159,057	US$	95,769

Total loans	US$	4,064,479	US$	4,817,663	US$	4,481,496	US$	4,559,018	US$	4,972,975

Past due loan amounts as a percentage of total loans		8.63%		8.43%		5.72%		3.49%		1.93%

          With respect to consumer, mortgage and leasing loans, BCP, in accordance with SBS regulations, only recognizes as past due installments for these loans that are past due for fewer than 90 days.  The entire amount of these loans will be considered past due if any amount is past due more than 90 days.

          Past Due Loan Portfolio

          The following table analyzes Credicorp’s past due loan portfolio by type of loan at the dates indicated:

	At December 31,

	2001		2002		2003		2004		2005

	(U.S. Dollars in thousands)
Past due loan amounts:
Loans	US$	263,553	US$	322,179	US$	194,761	US$	85,467	US$	63,889
Discounted notes		9,577		4,513		1,531		776		1,124
Advances and overdrafts in demand deposits		15,332		7,892		3,400		4,157		3,412
Leasing transactions		19,686		17,231		8,716		9,387		6,412
Refinanced loans		42,687		54,320		47,800		59,270		20,932

Total past due portfolio	US$	350,835	US$	406,135	US$	256,208	US$	159,057	US$	95,769
Less: Reserves for loan losses(1)	US$	344,433	US$	424,031	US$	326,677	US$	271,873	US$	218,636

Total past due portfolio net of reserves	US$	6,402	US$	(17,896)	US$	(70,469)	US$	(112,816)	US$	(122,867)

(1)	Includes reserves for indirect credits (see –Loan Loss Reserves).

          Interest on past due loans and loans in legal collection is recognized when collected.  The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount is approximately US$25.8 million and US$34.8 million as of December 31, 2005 and 2004, respectively.

          Loan Loss Reserves

          The following table shows the changes in Credicorp’s reserves for loan losses and movements at the dates indicated:

	Year ended December 31,

	2001		2002		2003		2004		2005

	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	341,487	US$	344,433	US$	424,031	US$	326,677	US$	271,873
Additional provisions (reversals)		119,422		99,596		66,421		16,131		(6,356)
Acquisitions and transfers		—		122,841		—		—		(9,024)
Recoveries of write-offs		14,935		12,050		17,416		32,287		35,032
Write-offs		(124,690)		(150,102)		(185,688)		(120,150)		(77,434)
Monetary correction and other		(6,721)		(4,787)		4,497		16,928		4,545

Total reserves for loan losses at the end of the year	US$	344,433	US$	424,031	US$	326,677	US$	271,873	US$	218,636

          For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio.”

          Reserves for loan losses as of December 31, 2005 include US$197.5 million of reserves for credit losses and US$21.1 million of reserves for indirect or contingent credit losses (US$253.4 million and US$18.5 million as of December 31, 2004, respectively).  The reserves for indirect credit losses are included in the Other liabilities caption of Credicorp’s consolidated balance sheet (see Notes 7(f) and 10(a) to the Credicorp Consolidated Financial Statements).

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

          Allocation of Loan Loss Reserves

          The following table sets forth the amounts of reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated:

	At December 31,

	2001		2002		2003		2004		2005

	(U.S. Dollars in thousands)
Commercial loans	US$	301,267	US$	388,809	US$	283,470	US$	228,554	US$	174,929
Consumer loans		18,714		14,879		14,479		14,079		16,433
Residential mortgage loans		17,814		13,521		24,414		21,375		14,291
Leasing transactions		6,638		6,822		4,314		7,865		12,983

Total reserves	US$	344,433	US$	424,031	US$	326,677	US$	271,873	US$	218,636

          (iv)     Deposits

          The following table presents the components of Credicorp’s deposit base at the dates indicated:

	At December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$	394,556	US$	507,924	US$	725,878
Foreign Currency-denominated		1,087,399		1,242,353		1,075,436

Total	US$	1,481,955	US$	1,750,277	US$	1,801,314
Savings deposits:
Nuevo Sol-denominated	US$	324,853	US$	403,579	US$	483,695
Foreign Currency-denominated		1,157,757		1,179,923		1,621,669

Total	US$	1,482,610	US$	1,583,502	US$	2,105,364
Time deposits:
Nuevo Sol-denominated	US$	546,450	US$	431,741	US$	391,374
Foreign Currency-denominated		1,880,332		1,920,459		2,068,533

Total	US$	2,426,782	US$	2,352,200	US$	2,459,907
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$	57,725	US$	54,310	US$	46,378
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	US$	40,603	US$	47,986	US$	70,435
Foreign Currency-denominated		486,831		482,697		584,356

Total	US$	527,434	US$	530,683	US$	654,791
Total deposits:
Nuevo Sol-denominated	US$	1,306,463	US$	1,391,230	US$	1,671,382
Foreign Currency-denominated		4,670,044		4,879,742		5,396,372

Total	US$	5,976,506	US$	6,270,972	US$	7,067,754

          The following table sets forth information regarding the maturity of Credicorp’s time deposits in denominations of US$100,000 or more at December 31, 2005:

	At December 31, 2005

	(U.S. Dollar in thousands)
Certificates of deposit:
Maturing within 30 days	US$	3,497
Maturing after 30 but within 60 days		1,971
Maturing after 60 but within 90 days		909
Maturing after 90 but within 180 days		1,101
Maturing after 180 but within 360 days		464
Maturing after 360 days		—
Total certificates of deposits	US$	7,942
Time deposits:
Maturing within 30 days	US$	434,156
Maturing after 30 but within 60 days		159,629
Maturing after 60 but within 90 days		119,332
Maturing after 90 but within 180 days		138,290
Maturing after 180 but within 360 days		119,623
Maturing after 360 days		124,652
Total time deposits	US$	1,095,682
Total	US$	1,103,624

          (v)     Return on Equity and Assets

	At December 31,

	2003	2004	2005

Return on assets (1)	0.95%	1.50%	1.81%
Return on equity (2)	9.27%	13.55%	16.39%
Dividend payout ratio (3)	46.84%	57.75%	48.26%
Credicorp’s equity to assets ratio (4)	10.23%	11.22%	11.41%
Shareholders’ equity to assets ratio (5)	9.49%	10.42%	10.46%

(1)	Net income attributable to equity holders of Credicorp as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to equity holders of Credicorp as a percentage of average Credicorp equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to Credicorp’s equity holders per share.
(4)	Average equity attributable to Credicorp’s equity holders divided by average total assets, both averages computed as the average of quarter-ending balances.
(5)	Average equity attributable to Credicorp’s equity holders divided by average total assets, both averages computed as the average of quarter-ending balances.

          (vi)     Short-Term Borrowings

          Credicorp’s short-term borrowings, other than deposits, amounted to US$96.3 million, US$234.0 million and US$878.2 million as of December 31, 2003, 2004 and 2005, respectively. Average balances of borrowed amounts remained at relatively low levels during 2003, 2004 and 2005 mostly due to excess liquidity at BCP. The outstanding balance at December, 31 2005 includes BCRP-Repo transactions entered into with the Central Bank, representing US$510.6 million, which earned annual interest rates between 3.23% and 3.32%, with 3 day maturities.

          The following table sets forth Credicorp’s short-term borrowings:

	At December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Year-end balance	US$	96,311	US$	233,951	US$	878,237
Average balance	US$	102,555	US$	150,279	US$	307,930
Maximum quarter-end balance	US$	131,319	US$	233,951	US$	878,237
Weighted average nominal Year-end interest rate		2.35%		4.22%		4.46%
Weighted average nominal Interest rate		2.85%		3.83%		3.94%

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

          On March 19, 1996, Credicorp acquired pursuant to an exchange offer with the same terms as the Exchange Offer the remaining 1.8% of the outstanding shares of ASHC (702,674 shares) in exchange for 237,859 Common Shares at a ratio of 0.33708 Common Shares per common share of ASHC.  The closing price of the Common Shares on the New York Stock Exchange on the date of consummation of that exchange offer was US$10.98 (adjusted to reflect stock dividends). See “Item 9. The Offer and Listing—(A) Offer and Listing Details—Price History of Credicorp’s Stock” and “Item 8. Financial Information—Dividend Policy.”

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

          BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941.  BCP has been the largest commercial bank in Perú since the 1920s.  Members of the Romero family have been shareholders of BCP since 1918 and became the controlling shareholders in1979.  Mr. Dionisio Romero, Chairman of the Board and Chief Executive Officer of Credicorp, was a member of the Board of Directors of BCP from 1966 to 1987, becoming Chairman in 1979.  In response to then President of Perú, Alan García’s 1987 attempt to nationalize the Peruvian banking industry, the majority shareholders at that time, including Mr. Romero, sold a controlling interest in BCP and transferred management to its employees, which prevented the government from gaining control of BCP.  Upon the election of Alberto Fujimori as President of Perú in 1990 and the introduction of market reforms, the Romero family reestablished its shareholding in BCP and Mr. Romero and several former key managers of BCP returned to BCP.  See “—(9) Peruvian Government and Economy—(i) Peruvian Government.”  Members of the Romero family exchanged their BCP shares in the Exchange Offer, and now hold 16.01% of the Common Shares of Credicorp. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

          ASHC was incorporated in December 1981 as a wholly-owned subsidiary of BCP, under the name Crédito del Peru Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers.  In 1983, BCP dividended the shares of BCP International to the shareholders of BCP to protect its privately held status in the event that BCP was nationalized.  BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and opening an agency in Miami in 1986.  Also in 1986, BCP International changed its name to ASCH.  As a result of the attempted expropriation by the government in 1987, ASHC’s operations and management were made independent of BCP.  In 2002, ASHC closed its Miami agency at the same time that BCP opened its agency in the same city.  Also in Miami, Credicorp Securities was established as a wholly-owned subsidiary of Credicorp and began operating in early 2003 serviced by former ASHC personnel.

          Credicorp owns 75.72% of PPS, which was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and is the secondlargest Peruvian insurance company in terms of premiums sold and health fees.  PPS’s major subsidiaries are Pacífico Vida, which specializes in life and pension fund insurance, and Pacífico Salud, which provides health insurance as an alternative to public social security.

          Credicorp owns 99.99% of Grupo Crédito S.A., which is the principal shareholder in Prima AFP and holds equity shares in Peruvian electric utilities and other non-financial companies.

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

          Credileasing conducts lease financing operations and began operating in July 1996, taking over the operations previously managed by Financiera de Crédito, which simultaneously became Solución, specializing in consumer and micro-business lending.

          Solución was spinned off into two companies, one of which retained only cash and equity which the other was merged into BCP’s Peruvian banking operations in March 2004 after becoming a wholly-owned subsidiary of BCP in March 2003 as a result of BCP acquiring the remaining 45% of Solución’s equity interests.

          In March 2005, Credicorp completed the sale of Banco Tequendama to a Colombian bank. The effective date of the sale was January 1, 2005, and Credicorp did not record any significant gain as a result of the transaction. At December 31, 2004, Banco Tequendama had US$306.7 million in loans and US$290.5 million in deposits. Banco Tequendama was acquired by Credicorp in January 1997 from the Fondo de Garantía de Depósitos y Protección Bancaria (“FOGADE”), the Venezuelan government entity responsible for the re-privatization of assets seized by that government in connection with the widespread problems faced by the Venezuelan banking sector beginning in 1994.  Credicorp, along with FOGADE and FOGADE’s financial adviser, were sued in Aruba by the former owners of Banco Tequendama, who are seeking compensation for damages.  The Judge in the Court of first instance in Aruba dismissed the claim and the plaintiff appealed.  In April 2004, the Court of Appeals in Aruba rejected all claims from the former owners.  The former owners had originally sued unsuccessfully in Colombia.

(D)     Property, Plants and Equipment

          At December 31, 2005, Credicorp had 293 branches, representative and similar offices, of which 133 were branch offices of BCP in Lima. Credicorp’s principal properties include the headquarters of BCP, at Calle Centenario 156, La Molina, Lima 12, Perú, and the headquarters of PPS at Avenida Arequipa 660, Lima, Perú.  Credicorp owns these properties, with the exception of approximately 194 properties which it holds under leases.  There are no material encumbrances on any of Credicorp’s properties.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)     Operating Results

          (1)  Critical Accounting Policies

          Accounting policies applied by Credicorp are integral to the understanding of its results of operations and financial condition.  The accounting policies are described in Note 3 to the Credicorp Consolidated Financial Statements (Significant Accounting Policies to the Credicorp Consolidated Financial Statements), which are prepared in accordance with IFRS.  Additionally, Note 27 to the Credicorp Consolidated Financial Statements describes certain significant differences between IFRS and U.S. GAAP. The following is a summary of those critical accounting policies.

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

          An allowance for credit loss is established if there is objective evidence that Credicorp will not be able to collect all amounts due according to the original contractual terms of the loan.  For such purpose, Credicorp classifies all its loans into one of five risk categories, depending upon the degree of risk of nonpayment of each loan.  The categories used by Credicorp are: (i) normal, (ii) potential problems, (iii) substandard, (iv) doubtful and (v) loss.  Credicorp reviews its loan portfolio on a continuing basis in order to assess the completion and accuracy of its classification. For commercial loans, the classification takes into consideration several factors, such as the payment history of the particular loan, the history of Credicorp’s dealings with the borrower’s management, operating history, repayment capability and availability of funds of the borrower, status of any collateral and guarantee, the borrower’s financial statements, general risk of the sector in which the borrower operates, the borrower’s risk classification made by other financial institutions in the market and other relevant factors.  For micro-business, consumer and residential mortgage, the classification is based on how long payments are overdue.

          The allowance for credit losses is established based in the risk classifications and taking into consideration the guarantees and collateral obtained by Credicorp. Only collateral received and classified as “preferred”, “highly liquid preferred” or “self-liquidating preferred” is considered acceptable.  Such collateral must be relatively liquid, have legally documented ownership, have no liens outstanding and have updated independent appraisals.

          The allowance for credit losses also covers the estimated losses for impaired loans not specifically identified.

          In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provisions provided.

          All loans considered impaired (the ones classified as substandard, doubtful and loss) are analyzed by Credicorp’s management, taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan.  The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure, less cost for obtaining and selling the collateral.

          The methodology and assumptions used for estimating future cash flows are reviewed regularly by Credicorp in order to reduce any differences between loss estimates and actual loss experience.

          When a loan is uncollectible, it is written off against the related provision for loan impairment.  Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined.  Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the consolidated income statements.

          Investments

          The purchases and sales of investments are recognized at the date of the negotiation (trade date) that corresponds to the date in which Credicorp commits itself to buy or sell the assets.

          Investments acquired, including those directly from the issuer, mainly with the purpose of generating profits based on short-term price fluctuations, and are considered as financial assets at fair value through profit or loss (hereinafter “trading securities”). Investments available-for-sale are those intended to be held for an indefinite period, which may be sold in response to liquidity needs or changes in the interest rates, exchange rates or equity prices.

          Trading investments and investments available-for-sale are initially recognized at cost, including the inherent costs of the transaction and are subsequently adjusted to their estimated fair value.

          Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. All related realized and unrealized gains and losses of trading securities are included in the income statement. Unrealized gains and losses arising from changes in the fair value of securities classified as investments available-for-sale are recognized in equity, net of the related deferred income taxes. Unrealized gains or losses are recognized in income of the year when the investments available-for-sale are sold.

          Credicorp determines that an available-for-sale investment is impaired when there has been a significant or prolonged decline in the fair value below its cost.  The determination of what is significant or prolonged requires the management’s judgment.  In making this judgment, Credicorp evaluates among other factors, the normal volatility in share price, evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.  When a permanent impairment is present, the related unrealized loss is recognized in the consolidated income statement.

          Fair value of financial instruments

          Financial instruments recorded at fair value on Credicorp’s balance sheet include mainly securities classified as trading and available-for-sale and other trading assets including derivatives and Stock Appreciation Rights (SARs). See Note 3(t) to the Credicorp Consolidated Financial Statements.  Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.  Credicorp estimates fair value using quoted market prices when available.  When quoted market prices are not available Credicorp uses a variety of models, which include pricing models, comparisons to quoted prices of instruments with similar characteristics or discounted cash flow analysis.  The determination of fair value when quoted market prices are not available involves management judgment.  For example, there is often limited historical market data to rely upon when estimating the impact of holding a significant position or a position acquired a long time ago.  Similarly, judgment must be applied in estimating prices when no external parameters exist.  Other factors that can affect the estimates are incorrect model assumptions and unexpected correlations.  The imprecision in estimating these factors may affect the amount of revenue or loss recorded for a specific asset or liability.

          Derivative financial instruments

          Trading:

          Most transactions with derivatives, while providing effective economic hedges under Credicorp’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as trading derivatives.

          Derivative financial instruments are initially recognized in the consolidated balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained based on the market exchange rates or interest rates.  All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.  Gain and losses for changes in their fair value are recorded in the consolidated income statements.

          Hedges:

          To qualify as a hedge, a derivate must be highly effective in offsetting the risk designated as being hedged. Credicorp documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions.

          Credicorp also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to such ineffectiveness, as well as subsequent changes in fair value, are recognized as income in the consolidated financial statements.

          As of December 31, 2005, Credicorp has only one derivative that qualifies for hedge purposes, which is an interest rate swap, classified as a cash flow hedge. See Note 18(e) to the Credicorp Consolidated Financial Statements. The effective portion of changes in the fair value of this derivative is recognized in equity, and the gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement.  Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item affects profit or loss.

          As of December 31, 2005, Credicorp held one interest rate swap contract for a notional amount of US$196.0 million designated as a cash flow hedge, because it reduces the exposure to the variable interest rate risk of a portion of the loan transaction entered by Credicorp on November 2005. See note 12(b) to the Credicorp Consolidated Financial Statements.  In accordance with the hedge operation, Credicorp pays a fixed rate of 4.57 percent and receives a variable rate equal to the monthly Libor interest rate over the notional amount and the settlements are made on a monthly basis; the instrument matures November 2012.  The loan and the interest rate swap have the same critical terms.

          The fair value of the asset and liability forward contracts and swaps as of December 31, 2005 was approximately US$8.8 million and US$8.0 million, respectively (approximately US$9.6 million and US$4.8 million as of December 31, 2004), and are included under the caption “Other assets and other liabilities”, respectively, of Credicorp’s consolidated balance sheets. As of December 31, 2005 the fair value of the cash flow hedge amounts to US$1.6 million and is recorded in the net equity. See Note 10(a) to the Credicorp Consolidated Financial Statements.

          Foreign currency translation

          Credicorp’s principal operations and transactions are established and liquidated in U.S. Dollars, and, as a result, Credicorp considers the U.S. Dollar to be its functional and presentation currency. See Note 3(c) to the Credicorp Consolidated Financial Statements.

          The financial statements of each of Credicorp’s subsidiaries are prepared using the currency of the country in which such subsidiary operates.  The financial statements are then translated into U.S. Dollars as follows:

          (i)     Monetary assets and liabilities for each balance sheet presented are translated at the free market exchange rate at the date of that balance sheet.

          (ii)     Non-monetary accounts for each balance sheet presented are translated at the free market exchange rate at the date of the transactions.

          (iii)     Income and expenses, except for those related to non-monetary assets, are translated monthly at the average exchange rate.

          All resulting translation differences are recognized in the consolidated income statement.

          Insurance reserves

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

          Casualty claims are recorded when reported. The incurred but not reported claims (IBNR) are estimated and reflected as a liability. The IBNR at December 31, 2005 and 2004 have been estimated using generally accepted actuarial reserving methods that take into account the statistical analyses of historical loss experience data, the use of projection methods and, as appropriate, certain qualitative factors to reflect the effect of current conditions or trends upon such experience. Management considers that the estimated amount is sufficient to cover any liability related to IBNR at December 31, 2005 and 2004.

          PPS establishes reserves calculated to meet its obligations under its life and accident policies by using mortality tables, morbidity assumptions and interest rate projections.

          In determining insurance policy reserves for life and non life insurances, PPS performs a continuing review of its overall position, its reserving techniques and its reinsurance.  A qualified actuary employed by PPS also reviews the reserves periodically. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed.

          Reserves for life insurance policies are estimated using a net level premium method on the basis of actuarial assumptions as to mortality and interest established at product design. The mortality assumptions established at product design are based on experience which, together with interest assumptions, include a margin for adverse deviation.  Additional reserves for specific future benefits, like participating life policies, endowment and return of premium policies are computed using international standards.  Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders’ fund balances and after annuitization are equal to the present value of expected future payments.

          Policyholders’ funds for universal life are considered in the computation of the life insurance reserves. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders’ account balances.

          Unearned premium reserves are established to cover the risks of policy lapse or termination prior to the end of the policy period. These reserves are calculated on an individual basis for each policy or coverage certificate, applying the unearned portion of the total risk.  PPS’s insurance reserves are calculated using actuarial principles and a variety of assumptions, including, as mentioned above, mortality tables, interest rate estimates and historical claim payment patterns See Note 3(e) to the Credicorp Consolidated Financial Statements. Although Credicorp frequently revises its models and assumptions, there is inherent uncertainty in the process of estimation of insurance reserves.

          Furthermore, changes in variables such as healthcare costs and mortality rates or macro-economic factors, including Perú’s political, economic and regulatory environment, could affect the assumptions used in the estimation of insurance reserves, contributing to uncertainty in the estimation of insurance reserves.

          According to management estimates as of December 31, 2005, a potential increase or decrease of 100 bps over the technical rates used to discount the reserves of annuities, would originate a decrease or an increase in those annuities of approximately US$20.1 million and US$23.9 million, respectively.  The net effect of these changes in the shareholders’ equity and in the net income of the year, attributable to the shareholders of Credicorp, would represent an increase and a decrease of approximately US$7.4 million and US$ 6.2 million, respectively.

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

          (2)  Historical Discussion and Analysis

          The following discussion is based upon information contained in the Credicorp Consolidated Financial Statements and should be read in conjunction therewith. The Credicorp Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.  See Note 27 to the Credicorp Consolidated Financial Statements, which pro-vides a description of the significant differences between IFRS and U.S. GAAP as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity.  The discussion in this section regarding interest rates is based on nominal interest rates.  For a com-parison of nominal interest rates with real interest rates, see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(i) Average Balance Sheets and Income from Interest-Earning Assets—Real Average Interest Rates.”

          The financial information and discussion and analysis presented below for 2003, 2004 and 2005 reflect the financial position and results of operations for 2003, 2004 and 2005 of Credicorp’s subsidiaries.  See “Item 3. Key Information—(A) Selected Financial Data.”

          At December 31, 2005, approximately 75.1% of Credicorp’s deposits and 82.4% of its loans were denominated in foreign currencies, reflecting the historic lack of confidence in the Peruvian currency stemming from high inflation rates in prior years.  With the reduction in the rate of inflation, Credicorp has begun to attract more Nuevo Sol-denominated deposits and to offer more Nuevo Sol-denominated loans.  Nevertheless, Credicorp expects the majority of its deposits and loans to continue to be denominated in foreign currencies.

          Results of Operations for the Three Years Ended December 31, 2005

          The following table sets forth, for the years 2003, 2004 and 2005, the principal components of Credicorp’s net income:

	Year ended December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Interest income	US$	548,285	US$	542,842	US$	612,432
Interest expense		(163,580)		(160,298)		(173,159)

Net interest income	US$	384,705	US$	382,544	US$	439,273
Provision for loan losses		(66,421)		(16,131)		6,356

Net interest income after Provision	US$	318,284	US$	366,413	US$	445,629
Noninterest income		239,615		243,879		265,985
Insurance premiums earned net of claims on insurance activities		25,341		38,347		43,455
Other expenses		(430,373)		(459,928)		(477,073)
Merger costs		(18,587)		(3,742)		—

Income before translation result, income tax and minority interest	US$	134,280	US$	184,969	US$	277,996

Translation result (loss) gain	US$	(3,675)	US$	2,040	US$	(9,597)
Income tax		(39,695)		(45,497)		(73,546)

Net income	US$	90,910	US$	141,512	US$	194,853
Net income attributable to:
Credicorp´s shareholders		80,607		130,747		181,885
Minority interests		10,303		10,765		12,968

Net income	US$	90,910	US$	141,512	US$	194,853

          Credicorp’s consolidated net income increased from 2004 to 2005 principally due to higher average volumes in interest earning assets, lower loan loss provisions and higher insurance premiums, net of claims and gains from sales of assets seized, which were partly offset by increased operating expenses and translation losses. Operating expenses increased in 2005 principally as a result of increased expense on salaries and benefits.

          Consolidated net income attributable to Credicorp´s shareholders increased from US$130.7 million in 2004 to US$181.9 million in 2005 principally due to higher net interest income and non-interest income, lower loan loss provisions, and the partial offset in 2004 of the Solución merger costs.

          Net Interest Income

          Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest bearing liabilities.  The following table sets forth the components of net interest income:

	Year ended December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Interest income:
Loans	US$	452,950	US$	426,537	US$	447,392
Deposits		5,078		4,789		13,073
Deposits in Central Bank		13,748		15,357		24,054
Investment securities and others		71,885		93,903		124,360
Dividends		4,624		2,256		3,553

Total interest income	US$	548,285	US$	542,842	US$	612,432
Interest expense:
Saving deposits	US$	6,328	US$	6,216	US$	9,234
Time deposits		89,098		84,965		101,254
Issued bonds		28,068		27,651		24,332
Borrowing from other financial institutions and others		35,557		36,682		21,422
Demand deposits		4,529		4,784		16,917

Total interest expense	US$	163,580	US$	160,298	US$	173,159

Net interest income	US$	384,705	US$	382,544	US$	439,273

          Credicorp’s net interest income increased 14.8% in 2005 compared to 2004, which in turn decreased 0.6% compared to 2003.

          Interest Income.  Interest income increased 12.8% in 2005, after decreasing 1.0% in 2004 compared to 2003.  The increase in 2005 was principally due to higher averages volumes in loans, investments (mainly in Peruvian treasury bonds and foreign corporate bonds) and deposits in the Central Bank. The decrease in 2004 was principally due to lower interest rates on loans. In these periods, Credicorp continued having excess liquidity resulting from reduced loan demand in Perú and from competition from the capital markets which offer financing at lower costs to the corporate sector.  Another contributing factor was Credicorp’s continuing policy to tighten credit requirements in the Middle Market and Small Business segments.  See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

          Average nominal interest rates earned by Credicorp on its loans remained at 9.5% in 2005 after a decrease in 2004 to 9.5% from 10.3% in 2003. The average nominal interest rate for foreign currency-denominated loans decreased from 8.8% in 2003 to 8.0% in 2004, but increased to 8.1% in 2005.  Interest rates for Nuevo Sol-denominated loans decreased from 18.5% in 2003 to 17.3% in 2004 and further to 16.0% in 2005

          The quarterly average balance of Credicorp’s foreign currency-denominated loan portfolio increased 1.7% to US$3,888.6 million in 2005 from US$3,823.4 million in 2004, which in turn increased 1.8% from US$3,755.2 million in 2003.  The average balance of Credicorp’s Nuevo Sol-denominated loan portfolio decreased 0.1% from US$692.6 million in 2003 to US$691.7 million in 2004, but increased by 20.2% to US$831.4 million in 2005.  Credicorp’s excess liquidity has continued through 2005.  During 2005, an increasing proportion of loans went to commerce, small business, housing mortgages and consumer segments presenting higher risk, but these segments also yielded higher margins.  See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

          Interest expense.  Interest expense increased 8.0% in 2005 compared to 2004, and decreased 2.0% in 2004 compared to 2003. Higher interest expense in 2005 and lower interest expense in 2004 were principally due to variable market rates on deposits. Interest rates paid on foreign currency-denominated deposits decreased from 2.0% in 2003 to 1.8% in 2004, but increased to 1.9% in 2005.  Interest paid on Nuevo Sol-denominated deposits increased from 1.6% in 2003 to 2.1% in 2004, but decreased to 2.0% in 2005. The decreasein the average nominal interest rate paid on Nuevo Sol-denominated deposits resulted primarily from local rates remaining unaltered despite an increase in international rates.  See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

          Credicorp’s average foreign currency-denominated deposits increased 14.9% to US$4,989.4 million in 2005 from US$3,993.8 million in 2004, which in turn decreased 5.1% from US$4,207.4 million in 2003.  Credicorp’s average Nuevo Sol-denominated deposits increased 57.4% in 2005 to US$1,656.9 million from US$1,052.7 million in 2004, which in turn increased 1.5% from US$1,037.3 million in 2003.  See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

          Net interest margin.  Credicorp’s net interest margin (net interest income divided by average quarter-end interest-earning assets) remained stable at 4.90% in 2005 compared to 4.85% in 2004.  This margin decreased in 2004 from 5.2% in 2003 as returns declined on interest-earning assets, mainly securities and Nuevo Sol-denominated loans, while funding costs remained relatively unchanged. See ”Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

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

          The following table sets forth the movements in Credicorp’s reserve for loan losses:

	Year ended December 31,

	2001		2002		2003		2004		2005

	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	341,487	US$	344,433	US$	424,031	US$	326,677	US$	271,873
Provisions		119,422		99,596		66,421		16,131		(6,356)
Acquisitions and sales		—		122,841		—		—		(9,024)
Recoveries of write-offs		14,935		12,050		17,416		32,287		35,032
Write-offs		(124,690)		(150,102)		(185,688)		(120,150)		(77,434)
Monetary Correction and Other		(6,721)		(4,787)		4,497		16,928		4,545

Reserves for loan losses at the End of the year	US$	344,433	US$	424,031	US$	326,677	US$	271,873	US$	218,636

          Provisions for loan losses, charged against income net of recoveries decreased 139.4% in 2005 resulting in income for recoveries of US$6.3 million in 2005, after decreasing 75.4% to US$16.1 million in 2004. Provision expense in 2005 included US$2.1 million required by BCB (compared to US$3.1 million in 2004). The lower provision expense in 2005 and 2004 was principally due to improved loan quality, particularly with respect to BCP’s loan portfolio, and to higher recoveries of charged-off accounts.  Recoveries of previously charged-off accounts in 2005 amounted to US$35.0 million (compared to US$32.3 million in 2004).  The Middle Market and Small Business segments continued to require a majority of the provisions made during 2005 and 2004. Provisions net of recoveries were US$13.5 million in 2005 and US$13.9 million in 2004.

          The effects of the increase in provisions were partly offset by write-offs of loans amounting to US$77.4 million in 2005, a 35.6% decrease from US$120.2 million in 2004, which in turn increased 35.3% from US$185.7 million in 2003.  The loans charged off are primarily attributable to the removal of loans that were fully provided for and considered unrecoverable (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Loan Loss Reserves”).

          Noninterest income

          The following table reflects the components of Credicorp’s noninterest income:

	Year ended December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$	189,472	US$	201,474	US$	206,163
Net (loss) gains from sales of securities		3,235		10,135		8,965
Net gains on foreign exchange transactions		23,681		24,165		29,286
Other income		23,227		8,105		21,571

Total non-interest income	US$	239,615	US$	243,879	US$	265,985

          Credicorp’s noninterest income, without including net premiums earned, increased 9.1% to US$266.0 million in 2005 from US$243.9 million in 2004, which in turn increased 1.8% from US$239.6 million in 2003.  Revenue increase in 2005 was principally due to an increase in “Other income” from US$8.1 million in 2004 to US$21.6 million in 2005, mainly as a result of income from sales of seized assets, as well as higher fees from banking services, net of decrease in gains on sales of securities.

          Fees and commissions income from banking services increased 2.3% to US$206.2 million in 2005 from US$201.5 million in 2004, following a 6.3% increase in 2004 from US$189.5 million in 2003.  The increase in fees and commissions income from banking services in 2005 was principally due to growth in account maintenance, credit card and debit card fees, commissions for money orders and transfers, collections and payments and letters of credit. In 2004, growth in fee and commission income was principally due to growth in credit card fees, fund transfer fees and collections.

          Net gains on foreign exchange transactions increased 21.2% to US$29.3 million in 2005 from US$24.2 million in 2004, which in turn increased 2.0% from US$23.7 million in 2003.  Net gains from foreign exchange transactions are not attributable to proprietary trading on the part of Credicorp.  Higher gains in 2005 were principally due to an increase in trading volume, mainly in counters and internet, and increased volatility of the Nuevo Sol during the second semester of 2005 due to the presidential elections in Peru, which resulted in an increase in transactions (particularly by corporate clients). Higher gains in 2004 were principally due to an increase in trading volumes, which offset a slight decrease of the buy/sell spread.

          Other income increased 166.1% to US$21.6 million in 2005 from US$8.1 million in 2004, after decreasing 65.1% from US$23.2 million in 2003.  Other income principally consists of sales of seized assets, recoveries of other accounts receivable and other assets, real state rental income and other income. The increase in other income in 2005 was mainly due to revenues from the sale of seized assets (a gain of US$6.2 million in 2005 compared to a loss of US$3.4 million in 2004) and recoveries of other accounts receivable and other assets (US$4.5 million in 2005 compared to US$1.4 million in 2004).  Other income declined in 2003 returning to a more regular level in 2004, mainly due to losses on the sale of foreclosed assets, lower recoveries of provisions for sundry risks and lower other income.  See Note 20 to Credicorp’s Consolidated Financial Statements.

          Insurance premiums and claims on insurance activities

          The following table reflects the premiums earned and claims incurred in connection with Credicorp’s insurance activities:

	Year ended December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Net premiums earned	US$	125,115	US$	192,672	US$	218,955
Net claims incurred		(23,844)		(34,791)		(42,569)
Increase in costs for future benefits for life and health policies		(75,930)		(119,534)		(132,931)

Total net premiums and claims	US$	25,341	US$	38,347	US$	43,455

          Net premiums and claims show significant increases in 2005 compared to 2004 and in turn compared to 2003. The increase in 2005 was principally due to a 7.8% increase in the general insurance lines which reached US$172.9 of gross premiums in 2005 compared to US$160.4 million in 2004.  The increase in 2004 was principally due to higher operating volume at Pacífico Salud after its merger with Novasalud EPS in August 2004. See ”Item 4. Information on the Company—(B) Business Overview—(6) Pacífico Peruano Suiza.” Net premiums increased 13.6% to US$219.0 million in 2005 from US$192.7 million in 2004.

          Consolidated premiums and fees had the following growth rates: (i) general insurance lines, which accounted for 48.1% of total premiums, increased 7.8% in 2005 after decreasing 8.3% in 2004; (ii) health care lines, which accounted for 21.1% of total premiums, decreased 0.2% in 2005 after increasing 198.1% in 2004; and (iii) life insurance lines, which accounted for 30.8% of total premiums, increased 1.9% in 2005 after increasing by 4.1% in 2004.

          Gross premiums (including premium transfer and reserve adjustments) increased 4.2% to US$359.0 million in 2005 from US$344.5 million in 2004 after increasing 17% from 2003. Security and property insurance (48.1% of total premiums) increased 7.8% in 2005 after decreasing 2% in 2004. Fire insurance (15.6% of total premiums) increased 1.8% in 2005 after decreasing 17% in 2004.

          Life insurance (30.8% of total premiums) increased 1.9% in 2005 after increasing 11% in 2004. The lower increase in 2005 was principally due to a decrease in the volume of life annuities, which decreased 21% in 2005 after an increase of 20% in 2004.  Provisional insurance increased 30% in 2005, after a decrease of 7% in 2004 and a decrease of 2% in 2003.

          During 2005, claims on insurance activities increased by 18.3% to US$175.5 million from US$148.4 million in 2004, after increasing 48.7% from US$99.8 million in 2003, mainly due to a 100% increase in claims in the marine hull business (including 12 ship wreckages with total claims of US$12.3 million) and a significant increase in civil liability, dishonesty and theft, and health care claims, mainly due to insufficient premiums to cover assumed risks. In addition, strong market competition also had a negative effect on 2005 results. The net loss ratio, defined as net claims paid as a percentage of net premiums written, increased to 59.1% in 2005 from 52.0% in 2004, which in turn decreased from 58.6% in 2003.

          Other Expenses

          The following table reflects the components of Credicorp’s other expenses:

	Year ended December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Salaries and employee benefits	US$	193,563	US$	202,729	US$	236,347
General and administrative		147,593		153,096		138,294
Depreciation and amortization		47,883		46,595		38,728
Provision for seized assets		13,588		14,639		16,959
Other		27,746		42,869		46,745
Merger costs		18,587		3,742		—

Total other expenses and merger costs	US$	448,960	US$	463,670	US$	477,073

          Personnel expenses increased 16.6% in 2005 compared to 2004, after a 4.7% increase in 2004 compared to 2003.  The number of Credicorp personnel decreased to 9,054 in 2005 from 9,558 in 2004, which in turn increased from 9,318 in 2003.  Considering only BCP, the number of personnel decreased to 7,479 in 2005 from 7,694 in 2004, which in turn increased from 7,530 in 2003. The increase in personnel expenses during 2005 was principally due to increases in salaries and stock appreciation rights (see Note 17 to the Credicorp Consolidated Financial Statements). Credicorp’s general and administrative expenses (which include taxes other than income taxes) increased 9.6% in 2005 compared to 2004, which in turn increased 3.7% compared to 2003. Higher expenses in 2005 were principally the result of increases in systems, maintenance and institutional expenses.  Higher expenses in 2004 were principally the result of increased outsourced charges related to collections, and higher marketing, supplies and maintenance expenses.

          Other expenses increased 2.4% to US$46.7 million in 2005, after an increase of 54.5% in 2004 compared to 2003.  Other expenses increased during 2005 principally due to provisions for other account receivables (US$7.1 million in 2005 compared to US$1.4 million in 2004), net of loss from sale of fixed assets (US$1.9 million compared to a gain of US$4.5 million in 2004) and provision for sundry risks which mainly corresponds to claims not covered by insurance companies (US$5.6 million in 2005 compared to US$9.8 million in 2004).  No merger costs were incurred during 2005.

          Depreciation and amortization decreased 16.9% to US$38.7 million in 2005, after decreasing 2.3% in 2004. The decrease in 2005 was mainly due to higher asset disposals.

          Translation Result

          The translation result reflects exposure to revaluation of net monetary positions in Nuevo Soles.  Credicorp recognized a US$9.6 million translation loss in 2005, a US$2.0 million translation gain in 2004 and a US$3.7 million translation loss in 2003.  Translation loss in 2005 was the result of Credicorp’s net asset positions in Nuevo Soles weakening against the U.S. Dollar.  In 2004, translation gain was mainly due to gains recorded from exposure to the Colombian Peso at Banco Tequendama and to the Nuevo Sol, which strengthened against the U.S. Dollar.

          Income Taxes

          Credicorp is not subject to income taxes or taxes on capital gains, capital transfers or equity or estates duty under Bermuda law; however, certain of its subsidiaries are subject to income tax and taxes on dividends paid to Credicorp, depending on the legislation applicable to the jurisdictions in which they generate income.

          Credicorp’s Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under the Peruvian tax law.  The statutory income tax rate payable in Perú in 2003 was 27% of taxable income, which includes the result of exposure to inflation. The statutory income tax was raised to 30% starting in fiscal year 2004.  An additional 4.1% withholding tax is applied on dividends, which Credicorp registers as income tax based on the liquid amount received from BCP and PPS.

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

          Income tax expense by Credicorp increased to US$73.5 million in 2005 from US$45.5 million in 2005, which in turn increased from US$40.0 million in 2003.  Income tax growth in these periods reflects increases in Credicorp’s taxable income.  Since 1994, Credicorp has paid the Peruvian income tax at the statutory rate.  The effective tax rates in 2003, 2004 and 2005 were 33%, 26%, and 25%, respectively.

          (3)  Financial Condition

          Total Assets

          As of December 31, 2005, Credicorp had total assets of US$11.0 billion, increasing 21.4% compared to total assets of US$9.1 billion as of December 31, 2004, with cash and due from banks increasing 44.2%, investments increasing 29.5% and loans, net of provisions, increasing 6.4%. From December 31, 2004 through December 31, 2005, the Peruvian financial system grew 20.0% in terms of deposits and 11.1% in terms of total loans, comparing balances translated to U.S. Dollars, while GDP grew 6.7%.  Although no assurance can be given, Credicorp expects its total assets to grow in the following years at a rate similar to GDP growth.  The ratio of financial intermediation, as measured by the sum of currency in circulation, bank deposits and other bank obligations to the public, divided by GDP, was 5.2% in 1990 and, although this ratio reached approximately 25.5% in 2001 and 2002, it declined to 24.5% in 2003, and further to 23.1% in 2004.  In 2005, the ratio of financial intermediation increased slightly to 23.5%.  Although the ratio of financial intermediation is still below the 26.7% peak in the early 1970s, Credicorp expects the rate of growth in total assets to remain at moderate levels compared to the unusually high levels experienced through 1997.

          Improved finances among companies and individuals supported by a favorable economic environment and sustained increases in loan placements resulted in significant improvements in loan portfolio quality in recent years further accelerating the decrease in delinquency rates, which decreased from 6.1% in 2003 to 3.7% in 2004, and further to 1.9% in 2005. BCP’s coverage ratios also improved significantly in recent years from 132.7% in 2003 to 159.8% in 2004 and further to 207.7% in 2005, despite lower increases in provisions due to improving loan portfolio quality.

          As of December 31, 2005, Credicorp’s total loans were US$5,014.3 million, which represented 45.5% of total assets, and net of reserves for loan losses, loans were US$4,816.7 million.  As of December 31, 2004, Credicorp’s total loans were US$4,589.8 million, which represented 43.7% of total assets, and net of reserves for loan losses, loans were US$4,336.3 million. Credicorp’s total loans increased from December 31, 2004 to December 31, 2005 by 9.2%, and net of loan loss reserves by 11.1% in the same period.

          Credicorp’s total deposits with the Central Bank of Perú increased from US$1,100.5 million as of December 31, 2004 to US$1,599.2 million as of December 31, 2005. Credicorp’s securities holdings (which include marketable securities and investments) increased 27.4% to US$2,888.5 million at December 31, 2005 from US$2,231.1 million at December 31, 2004.  The securities portfolio increase in 2005 was principally due to increased investments in Central Bank certificates by BCP and in treasury bonds of various governments.

          Total Liabilities

          As of December 31, 2005, Credicorp had total liabilities of US$9,737.7 million, a 22.7% increase from total liabilities of US$7,937.1 million as of December 31, 2004.  As of December 31, 2005, Credicorp had total deposits of US$7,093.4 million, a 12.7% increase from total deposits of US$6,296.2 million at December 31, 2004.  Credicorp believes that its extensive branch network and reputation in the Peruvian market have allowed it to compete effectively for new deposits and to attract stable, low cost savings deposits.

          Credicorp’s funding strategy has been structured around maintaining a diversified deposit base.  During 2005, demand deposits grew 2.9% and savings deposits by 33.0%, while time deposits 4.6%. As of December 31, 2005, Credicorp had 42.4% of total savings deposits in the Peruvian banking system and 38.5% of total deposits, both of which are the highest of any Peruvian bank.  An important characteristic of Credicorp’s deposit base is that, as of December 31, 2005, it included 56.3 of the entire Peruvian banking system’s CTS deposits, decreasing from 58.4% as of December 31, 2004. Credicorp believes that it traditionally has attracted a high percentage of the savings and CTS deposit market because of its reputation as a sound institution, its extensive branch network and the quality of its service. Credicorp’s core deposits (savings, CTS and demand deposits) accounted for 64.5% of its total deposits as of December 31, 2005, and more than 70.2% of total deposits considering BCP individually.  Credicorp’s market share in these types of deposits amounted to 38.5% of the Peruvian banking system at December 31, 2005 (45.6% at December 31, 2004).

          (4)  Reconciliation of Differences Between IFRS and U.S. GAAP

          The Credicorp Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain aspects respects from U.S. GAAP.  The principal difference between IFRS and U.S. GAAP, insofar as they relate to Credicorp, is the disclosure of minority interest in the balance sheet. Under IFRS minority interest is disclosed in shareholders’ equity while under U.S. GAAP it is disclosed between liabilities and shareholder’ equity. In the profit and loss statement annual profit is disclosed in profit attributable to equity holders of the parent (US$181,885, US$130,747 and US$80,607 as of December 31, 2005, 2004 and 2003, respectively) and profit attributable to minority interests (US$12,968, US$10,765 and US$10,303 as of December 31, 2005, 2004 and 2003, respectively).

(B)     Liquidity and Capital Resources

          Regulatory Capital and Capital Adequacy Ratios

	As of December 31,

	2001	2002	2003	2004	2005

	(U.S. Dollars in thousands, except percentages)
Capital stock	536,325	539,235	539,235	539,498	539,498
Legal and other reserves	205,933	242,182	269,527	269,527	269,527
Capital stock, reserves and retained earnings of minority interest	103,073	64,742	72,841	46,767	61,251
Accepted Provisions for loan losses	31,628	34,405	42,250	43,946	49,169
Subordinated debt	61,871	70,958	56,411	43,891	31,276

Total	938,830	951,522	980,264	943,629	950,721
Less: investment in multilateral organizations, banks and insurance companies	(25,162)	(27,975)	(30,469)	(32,360)	(35,697)
Total Regulatory Capital(1)	913,668	923,547	949,795	911,269	915,024
Financial Entities Capital Ratio
Regulatory Capital attributable to Financial Entities(1)	771,827	809,393	820,103	776,202	761,342
Risk-weighted Assets From Financial Entities(3)	5,353,808	5,629,464	5,367,291	5,529,440	5,810,046
Capital Ratio for Financial Entities	14.42%	14.38%	15.28%	14.04%	13.10%
Minimum Regulatory Capital Required (MRCR)(2)
MRCR for Financial Entities(3)			485,057	499,512	559,074
MRCR for Insurance Entities(3)			41,895	42,110	88,019
MRCR for Other Entities(3)			89,420	31,536	101,348

Total Minimum Regulatory Capital Required	398,248	534,035	616,372	573,158	748,441
Regulatory capital as percentage of Minimum Regulatory Capital Required	229.42%	172.94%	154.09%	158.99%	122.26%

(1)	Total Regulatory Capital and Financial Entities Regulatory Capital is prepared under the guidelines of the BIS I Accord (by the Basel Committee) as adopted by the SBS.
(2)

The Minimum Regulatory Capital Required (MRCR) is prepared under the guidelines of the BIS I Accord (by the Basel Committee) as adopted by the SBS, and must not exceed from the Total Regulatory Capital calculated. The Consolidated MRCR is calculated by the addition of the MRCR of each one of the entities.

(3)

Peruvian Financial entities (BCP, Credileasing and Solución) has a MRCR of 9.09% of the Risk-Weighted Assets (RWA). For ASB (Panama), the MRCR is 8% of the RWA. For ASHC (Cayman Islands), the MRCR is 15% of the RWA.  For BCB (Bolivia), the MRCR is 10% of the RWA. For the Insurance companies, MRCR is calculated on the basis of the Solvency Margin, the guarantee funds and the credit risk. Other entities, with no MRCR must be considered by the sum of the capital, reserves and retained earnings.

          Average shareholders’ equity attributable to Credicorp’s equity holders as a percentage of average total assets increased from 10.3% in 2003 to 11.2% in 2004 and increased further to 25.9% in 2005.

          Liquidity Risk

          Credicorp manages its assets and liabilities to ensure that it has sufficient liquidity to meet its present and future financial obligations and that it is able to take advantage of appropriate business opportunities as they arise.  Liquidity risk represents the potential for loss as a result of limitations on Credicorp’s ability to adjust future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost-effective basis.  Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extensions of loans or other forms of credit, and working capital needs.

          The growth of Credicorp’s deposit base over the past years has enabled Credicorp to increase significantly its lending activity. BCP is subject to SBS Resolution No. 622-98, enacted in July 1998, which made its Market Risk unit responsible for liquidity management, and by which minimum liquidity ratios were established.  The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s daily average ratios during the month of December 2005 were 45.18% and 57.82% for Nuevos Soles and foreign exchange-based transactions, respectively (57.6% and 46.7% in December 2004, respectively), demonstrating Credicorp’s continuing excess liquidity. Credicorp has never defaulted on any of its debt or been forced to reschedule any of its obligations.  Even during the early 1980s, when the government of Perú and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and PPS complied with all of their payment obligations.

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

          BCP’s Retail Banking division has developed a diversified and stable deposit base and the Private Banking division has developed a stable deposit base that, in each case, provides Credicorp with a low-cost source of funding.  This deposit base has traditionally been one of Credicorp’s greatest strengths. The deposit gathering strategy has focused on products considered as BCP’s core deposits: demand deposits, savings, time deposits and CTS deposits.  Other sources of funds and liquidity, mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds and subordinated debt, are of a considerably lower significance compared to Credicorp’s core deposits.  See Notes 11 and 12 to Credicorp’s Consolidated Financial Statements.

          The following table presents Credicorp’s core deposits, other deposits and other sources of funds:

	At December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Core Deposits :
Demand deposits	US$	1,481,955	US$	1,750,277	US$	1,801,314
Savings deposits		1,482,610		1,583,502		2,105,364
Severance indemnity deposits		527,434		530,683		654,791
Total core deposits	US$	3,491,999	US$	3,864,462	US$	4,561,469
Other Deposits :
Time deposits		2,426,782		2,352,200		2,459,907
Bank certificates		57,725		54,310		46,378

Total deposits	US$	5,976,506	US$	6,270,972	US$	7,067,754
Due to banks and correspondents	US$	274,237	US$	431,052	US$	1,303,371
Issued bonds	US$	419,461	US$	423,977		429,224
Total sources of liquid funds	US$	6,670,204	US$	7,126,001	US$	8,800,348
Core deposits as a percent of total deposits		58.4%		61.6%		64.5%
Core deposits as a percent of total sources of liquid funds		52.4%		54.2%		51.8%

          BCP is required to keep deposits with the Central Bank, as legal reserves, determined as a percentage of the deposits and other liabilities owed to its clients.  The requirement is currently approximately 6.0% of Nuevos Soles-denominated deposits and approximately 32.7% of U.S. Dollar-denominated deposits.  Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. See “Item 4.  Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Central Bank Reserve Requirements.”  Additionally, Credicorp has significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

          The following table presents Credicorp’s deposits at the Central Bank, and its short-term investments in Central Bank certificates:

	At December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Funds at Central Bank
Deposits	US$	929,557	US$	1,100,450	US$	1,599,153
Certificates of deposits	US$	375,713	US$	682,418	US$	554,530
BCRP-Repo Transactions		—		—	US$	591,285
Total funds at Central Bank	US$	1,305,270	US$	1,782,868	US$	2,744,968
Total funds at Central Bank of Perú as a percent of total deposits		21.8%		28.4%		38.8%

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

          At December 31, 2005, Credicorp had uncommitted credit lines with more than 80banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. The long-term facilities include funding from COFIDE, CAF, Toronto Dominion Bank and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 3.8% to 4.8%. In 1998 and 2001,a total of approximately US$200 million of funding was received through the securitization of certain credit card receivables and diversified payment rights, with BCP as the originator of such assets. As of December 31, 2005, the funding received in 1998 was paid off and the funding received in 2001 was pre-paid with the proceeds of new securitization of diversified payment rights, which amounted to US$280.0 million. See Note 12-b(1) to the Credicorp Consolidated  Financial Statements. As of December 31, 2005, borrowed funds amounted to US$1,301 million as compared to US$429.4 million in 2004 and US$273.7 million in 2003.

          In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market.  Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation.  Mortgage bonds are U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans.  As of December 31, 2005, BCP had US$27.6 million of outstanding mortgage bonds and notes (US$28.4 million in 2004 and US$30.2 million in 2003). A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations.  As of December 31, 2005, BCP had US$219.6 million of outstanding leasing bonds (US$220.5 million in 2004 and US$233.0 million in 2003).  These bonds have maturities extending from three to five years and bear the same interest as 360-day time deposits.  See Note 14 to the Credicorp Consolidated Financial Statements for a detailed breakdown of Credicorp’s issued bonds.

          The following table presents Credicorp’s issued bonds:

	Years ended December 31,

	2003		2004		2005

	(U.S. Dollars in millions)
Issued bonds
Bonds	US$	4.4	US$	34.6	US$	35.0
Leasing Bonds		83.1		14.0		40.0
Subordinated debt		25.0		0.0		0.0
Certificates of deposits		0.0		10.9		11.9
Total issuance	US$	112.5	US$	59.5	US$	86.9

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

(C)     Research and Development

          Not applicable.

(D)     Trend Information

          Credicorp expects that its business in 2006 will continue trends already seen in the preceding year. A positive economic environment in Peru and internationally, with strong global demand for exports, should drive continued growth in both profits and business volume. In particular, Credicorp expects that financial income will increase mainly as a result of higher loan volume as well as an increase in commissions from banking services. In addition, credit risk is expected to remain low and provision expense from loan losses is expected to remain low due to continued improvement of portfolio quality. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2005” and “—(2) Strategy.”

          In Bolivia, Credicorp expects that BCB will continue to increase its profitability as a result of increased deposits and loans. The economic policies of the new Bolivian government, however, may impair business conditions in the country and negatively affect BCB’s financial results.

          Credicorp expects that ASCH’s earnings will continue to increase in 2006, mainly as a result of an increase in funds under management, as was the case in 2005.

          In its insurance business, Credicorp expects insurance claims to fall in 2006 compared to 2005 and the amount of premiums to grow at a faster pace than the economy. PPS will focus on targeting its sales efforts to the medium-sized company and personal insurance segments.

          Prima AFP started operations in August 2005 and had losses of US$7.6 million for the year ended December 31, 2005. As of December 31, 2005, Prima AFP invested funds of US$255.2 million, representing a 2.5% market share, and had 51,838 members according to the SBS.  Credicorp expects that Prima AFP’s business will continue to grow in 2006 due the high quality of its products the greater diversity of its product offering relative to that of its competitors. In addition, Credicorp believes that it has competitive advantages in the private pension fund administration market, given its knowledge of the market and of its client base, and due to its financial strength, credibility and quality of service, as well as Credicorp given its knowledge of the market and of its client base, and due to its financial strength, credibility and quality of service.

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

          The following table reflects Credicorp’s off-balance sheet arrangements as of December 31, 2005 and 2004:

	At December 31,

	2004		2005

	(U.S. Dollars in thousands)
Contingent Credits
Guarantees and stand by letters	US$	655,313	US$	982,044
Import and export letters of credit		233,806		238,902

Sub Total		889,119		1,220,946

Responsibilities under credit line agreements		569,332		531,816
Financial derivative contracts, net		211,520		310,945
Swap contracts		212,417		572,160

Total	US$	1,882,388	US$	2,635,867

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

          As of December 31, 2005 and 2004, Credicorp has foreign currency forwards derivatives transactions. Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price.  Risk arises from the possibility that the counter-party to the transaction does not perform as agreed.  As of December 31, 2005 and 2004, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$998.7 million and US$466.2 million, respectively, with maturities not greater than one year.  These agreements are executed to satisfy client requirements and are recorded by Credicorp in the financial statements at fair market value.  See Note 18 to the Credicorp Consolidated Financial Statements. The forward contracts net position as of December 31, 2005 and 2004 was an oversell of approximately US$ 310.9 million and US$ 211.5 million, respectively.

          Interest rate swaps are derivatives contracts, which exchange variable interest rates for fixed interest rates, in the terms and conditions established at the contract inception.  The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties.  As of December 31, 2005, the notional amount of outstanding interest rate swap contracts was approximately US$572.2 million (approximately US$212.4 million as of  December 31, 2004).  These contracts are recorded by Credicorp at fair market value, recording both realized and unrealized gains and losses in the consolidated income statements with the exception of the hedge swaps described in the next paragraph.

          As of December 31, 2005, Credicorp held one interest rate swap contract for a notional amount of US$196.0 million designated as a cash flow hedge, because it reduces the exposure to the variable interest rate risk of a portion of the loan transaction entered into by Credicorp in November 2005 (See Note 12(b) to the Credicorp Consolidated Financial Statements). Under the cash flow hedge, which matures in November 2012, Credicorp pays a fixed rate of 4.57% and receives a variable rate equal to the monthly Libor interest rate over the notional amount and the settlements are made on a monthly basis.  The loan and the interest rate swap have the same principal terms.

          The fair value of the asset and liability forward contracts and swaps as of December 31, 2005 was approximately US$8.8 million and US$8.0 million, respectively (approximately US$9.6 million and US$4.8 million as of December 31, 2004), and are included under the caption “Other assets and other liabilities”, respectively, of Credicorp’s consolidated balance sheets. As of December 31, 2005 the fair value of the cash flow hedge amounted to US$1.6 million and is included in the net equity. See Note 10(a) to the Credicorp Consolidated Financial Statements.

(F)     Contractual Obligations

          Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes Credicorp’s contractual obligations by remaining maturity as of December 31, 2005. See ”Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2005.”

	Payments due by period

	Total at December 31, 2005		Less than 1 year		1–3 years		3–5 years		More than 5 years

	(U.S. Dollars in thousands)
Borrowed funds	US$	500,027	US$	217,045	US$	2.985	US$	0	US$	279,997
BCRP-Repo transactions		510,593		510,593		—		—		—
Promotional credit lines		212,133		72,057		26,003		20,377		93,696
Interbank funds		78,542		78,542		—		—		—
Time deposits		2,459,907		1,954,530		192,117		174,958		138,301
Lease operations		10,096		2,430		3,688		2,113		1,865

Total	US$	3,771,298	US$	2,835,197	US$	224,793	US$	197,448	US$	513,859

          The balance of the “Borrowed funds” caption in the table above, corresponds to the following operations:

•

Amounts owed in connection with US$230.0 million Series 2005-A Floating Rate Certificates due 2012 and US$50.0 million Series 2005-B Floating Rate Certificates due 2009 issued in November 2005 and secured by diversified payment rights originated by BCP. The Series 2005-A certificates bear a variable interest rate of one-month Libor plus 0.21% and the Series 2—5-B certificates bear a variable interest rate of one-month Libor plus 0.60%.  As of December 31, 2005, the balance outstanding under the Series 2005-A and Series 2005-B certificates was US$280.0 million.  Approximately 70% of the principal amount of the Series 2005-A and Series 2005-B certificates has been hedged through an interest rate swap hedge operation for a notional amount of US$196.0 million. In addition, the Series 2005-A certificates have the benefit of a financial guaranty insurance policy provided by AMBAC Assurance Corporation with respect to timely payment of scheduled principal and certain accrued interest.  The cost of the insurance policy cost is equivalent to an annual fixed interest rate of 0.75% of the principal.

•	BCRP–Repo transactions with the Central Bank, which earned annual interest rates between 3.23 and 3.32 percent, with 3 day maturities.

•

Loan transactions entered into by BCP with the Banco Latinoamericano de Exportación (BLADEX) of up to US$100.0 million and the Corporación Andina de Fomento (CAF) of up to US$50.0 million, in each case maturing in January 2006.

•

Promotional credit lines represent loans granted to BCP by COFIDE and the Inter-American Development Bank, for the promotion of the development of specific activities in Perú.  As of December 31, 2005, these credit lines are guaranteed with loans by BCP to customers amounting to US$212.1 million (US$118.8 million as of December 31, 2004), and include covenants specifying the use of funds, financial conditions that the borrower must maintain and other administrative matters.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)     Directors and Senior Management

          Board of Directors

          The following table sets forth the current Directors of Credicorp.

Name	Position	Years served as a Director (1)

Dionisio Romero	Chairman	36
Luis Nicolini	Deputy Chairman	30
Fernando Fort	Director	24
Reynaldo Llosa	Director	23
Juan Carlos Verme	Director	16
Luis Enrique Yarur	Director	10
Felipe Ortiz de Zevallos	Director	1(2)
Germán Suárez	Director	1(2)

(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2005.
(2)	Elected at the Annual General Shareholders’ Meeting on March 31, 2005.

          Dionisio Romero is an economist with a Masters degree in Business Administration from Stanford University in the United States of America. Mr. Romero was the Chairman of Banco de Crédito del Perú from 1966 to 1987 and has served as a Board Member from December 1990 to the present.  He is the Chairman of Credicorp and has held this position since August 1995.  He is also Chairman of ASCH, BCB, Grupo Crédito, BCP’s subsidiaries and Deputy Chairman of PPS. Additionally, he serves as a Director on the Board of Banco de Crédito e Inversiones Chile.

          Luis Nicolini, an industrial banker by profession, has served as Vice Chairman of Banco de Crédito del Perú since August 1995, is also a Director on the Boards of Inversiones Centenario, Alicorp, PPS, and is Chairman of the textile company Fábrica de Tejidos La Bellota.  He has been Deputy Chairman of Credicorp since August 1995 and of ASB. He is also Deputy Chairman and Director of BCB and BCP’s subsidiaries.

          Fernando Fort is a lawyer and Partner at the law firm of Fort, Bertorini Godoy Pollari & Carcelen Abogados S.A.  Mr. Fort has served as a Director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present.  He is a Director of Credicorp (since March 1999), ASB, BCB and BCP’s subsidiaries.  Additionally, Mr. Fort serves as a Director on the Board of Inversiones Centenario and the Boards of various other companies.

          Reynaldo Llosa is a business manager and has served as a Director of Banco de Crédito del Perú’s from 1980 to October 1987 and from March 1990 to the present.  He has been a Director of Credicorp since August 1995, Atlantic Security Bank, Banco de Crédito de Bolivia and BCP’s subsidiaries.  Mr. Llosa is also the main partner and general manager of the company F.N. Jones S.R. Ltda., and serves as a Director on the Boards of various other companies.

          Juan Carlos Verme is a businessman and has served as Director of Banco de Crédito del Perú since March 1990 and as a Director of Credicorp since August 1995.  He is also Director, Banco de Crédito de Bolivia, Atlantic Security Bank and BCP’s subsidiaries. Mr. Verme is a Chairman of Inversiones Antencinio and also serves as a Director on the Boards of various other companies. He is a member of the Asamblea General de Asociados del Patronato del Museo de Arte de Lima and Vice President of Asociación Cultural Filarmonía.

          Luis Enrique Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management.  He has served as Director of Banco de Crédito del Peru since February 1995 and as a Director of Credicorp on October 31, 2002.  Mr. Yarur is Chairman of the Board of Empresas Juan Yarur S. A. C, Banco de Crédito e Inversiones, of Chile, and member of the Boards of various other Chilean companies. He is Vice-president of the Asociación de Bancos e Instituciones Financieras A. G., a member of the  International Advisory Board IESE, España and Director of the Bolsa de Comercio de Santiago.

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

Name	Position	Years Served as an Officer (1)

Dionisio Romero	Chief Executive Officer	36 (2)
Raimundo Morales	Chief Operating Officer	26
Carlos Muñoz	Executive Vice President	25
Walter Bayly	Chief Financial and Accounting Officer	13
José Luis Gagliardi	Senior Vice President, Administration and Human Resources	25 (3)
David Saettone	Senior Vice President, Insurance

(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2004.
(2)	Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3)	Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

          Dionisio Romero, the Chief Executive Officer of Credicorp,  also serves on Credicorp’s Board of Directors.  See “—Directors.”

          Raimundo Morales, the Chief Operating Officer of Credicorp, is also the General Manager of Banco de Crédito del Perú, having joined BCP in 1980.  Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices.  His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking division.  From 1987 to 1990 he was the General Manager of ASB in Miami. He rejoined BCP as General Manager in 1990.  Mr. Morales received his Masters degree in Finance from the Wharton School of Business in the United States.

          Carlos Muñoz, the Executive Vice President of Credicorp, is also the Deputy General Manager of Banco de Crédito del Perú and the President of ASB.  He previously served as Senior Vice President and Manager of BCP’s Metropolitan group and later managed the Retail Banking division as an Executive Vice President.  Previously, Mr. Muñoz held positions as an Investment Officer for the International Finance Corporation (World Bank Group) in Washington, D.C. and with the Philadelphia National Bank in Philadelphia, Paris and Buenos Aires, where his last position was Assistant Vice President and Regional Representative.  From 1988 to 1990, Mr. Muñoz served as Executive Vice President of ASB.  Mr. Muñoz received his Masters degree in Finance from the Wharton School of Business in the United States.

          Walter Bayly was appointed Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of Banco de Crédito del Perú in April 2004.  Previously, Mr. Bayly held various other management positions within BCP, having managed the Wholesale Banking division as well as various units of BCP.  Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance and after ten years at Citibank in Lima, New York, México, and Caracas, where he worked primarily in the Corporate Finance and Loan Syndication groups.  Mr. Bayly received a Bachelor degree in Business Administration from Universidad del Pacífico in Lima, Perú, and a Masters degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

          José Luis Gagliardi, the Senior Vice President, Administration and Human Resources of Credicorp and Executive Vice President of Administration of Banco de Crédito del Perú, first joined BCP in 1981.  From March 1981 until December 1988 he served as the Manager of Human Resources and Central Manager of Resources and Administration.  In 1988, Mr. Gagliardi left BCP to manage Human Resources for Bank of America’s Latin American Division.  He rejoined BCP in November 1990.

          David Saettone is the Senior Vice President, Insurance of Credicorp and the General Manager of PPS.  He is an economist with a Masters degree and PhD from Princeton University in the United States. He was the General Manager of BCB and Chief of the Gabinete de Asesores y Unidad de Coordinación de Préstamos Sectoriales of the Economy and Finance Office, Perú. He was also Manager of the Corporate Finance unit of BCP.

(B)     Compensation

          The aggregate amount of compensation paid by Credicorp to all Directors and executive officers for 2005 was US$15.2 million. Credicorp does not disclose to its shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

          Pursuant to the Credicorp Stock Appreciation Rights (SARs) Plan (the “Plan”) which Credicorp instituted beginning in fiscal year 1999, Credicorp granted SARs to certain key executives and employees (Directors and administrative, supervisory and management personnel) who have at least one year’s service in Credicorp or any of its subsidiaries during each year since 1999 and through 2005. Each SAR expires eight years after the date of grant.  The rights vest in 25% increments during the first four years following the date of grant.  From the end of the fourth year after the grant of a SAR until the expiration date of it, all or a portion of such right still outstanding under the Plan may be exercised at any time.  SARs granted in 2000 amounted to 509,000 Common Shares with an exercise price of US$10.50, SARs granted in 2001 amounted to 555,000 Common Shares with an exercise price of US$7.30, SARs granted in 2002 amounted to 558,750 Common Shares with an exercise price of US$8.73, SARs granted in 2003 amounted to 562,500 Common Shares with an exercise price of US$9.77, SARs granted in 2004 amounted to 570,000 Common Shares with an exercise price of US$12.39 and SARs granted in 2005 amounted to 585,000 Common Shares with an exercise price of US$17.00. In 2003, 2004 and 2005, prices of the SARs were modified. The exercise prices of the SARs are reduced by an amount equal to the excess over US$0.40 of total dividends paid per share in a given year.  As of December 31, 2005, Options on 662,200 Common Shares had been exercised (619,275 as of December 31, 2004) for an approximate amount of US$9.6 million in 2005 (US$3.3 million in 2004).  See Note 17 to Credicorp’s Consolidated Financial Statements.

          The following table sets forth the movement of the SARs for the periods indicated:

	2005			2004

	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs

	Number	Number	Amount	Number	Number	Amount

			US$(000)			US$(000)
Balance as of January 1st	3,196,250	1,759,601	11,703	2,626,250	1,818,453	8,356
Granted	585,000	561,531	7,445	570,000	560,423	3,931
Exercised	—	(662,200)	(9,614)	—	(619,275)	(3,349)
Increase in the option fair value	—	—	13,019	—	—	2,765

Balance as of December 31	3,781,250	1,658,932	22,553	3,196,250	1,759,601	11,703

          The following table sets forth the number of SARs vested and the price of such SARs for the periods indicated:

Year of Insurance	Numberof outstanding SARs as of December 31, 2005	Number of Vested SARs as of December 31		Exercise price

		2005	2004	2005	2004

				US$	US$
1999	441,000	110,000	189,000	8.34	8.74
2000	509,000	187,250	304,000	9.50	9.90
2001	555,000	192,550	310,500	6.30	6.70
2002	558,750	285,225	386,850	7.98	8.38
2003	562,500	359,844	326,438	9.17	9.57
2004	570,000	294,375	242,813	11.99	12.39
2005	585,000	229,688	—	17.00	—

	3,781,250	1,658,932	1,759,601

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

          Credicorp’s Audit Committee has also been assigned by the Board of Directors to oversee the internal audit departments at BCP and PPS.  As permitted by SBS Resolution No. 1041-99, BCP’s internal audit department has responsibility over all financial activities of its subsidiaries.

(D)     Employees

          At December 31, 2005, Credicorp had 9,054 full time employees, distributed as set forth in the following table:

	At December 31,

	2003	2004	2005

	(Full-time employees)
BCP	7,530	7,694	7,479
Banco Tequendama	306	345	0
PPS	1,107	1,093	1,184
ASHC	53	56	62
Others	322	370	329

Total Credicorp	9,318	9,558	9,054

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

          BCP was granted permission by the Peruvian Ministry of Labor to cancel the registration of BCP’s union in 1996 due to limited participation.  As of December 31, 2005, no BCP employees belonged to a union. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

(E)     Share Ownership

          As of December 31, 2005, Directors and executive officers as a group owned 15.1 million (16.0%) of Credicorp’s Common Shares.  With the exception of the Romero family holdings, represented by Mr. Dionisio Romero, no other director or executive officer of Credicorp beneficially owns more than one percent of the Common Shares.  See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)     Major Shareholders

          As of December 31, 2005, there were 94,382,317 Common Shares issued, of which 14,620,845 Common Shares were held by ASHC.  Under Bermuda law, ASHC has the right to vote the Common Shares it owns.  In order to restructure long term holdings, substantially all of the Common Shares held by BCP and PPS were transferred to ASHC in April 2004.

          The table below provides details about the percentage of Common Shares owned by holders of 5% or more of Common Shares, of April 30, 2006.

Owner	Common Shares	Percent of Class(1)

Romero family(2)	15,106,752	16.01%
Atlantic Security Holding Corporation	14,620,845	15.49%
AFP Integra	10,324,342	10.94%
AFP Horizonte	8,413,420	8.91%
AFP Unión Vida	7,172,142	7.60%
AFP Profuturo	5,341,160	5.66%

(1)	As a percentage of issued and outstanding shares (including shares held by BCP, ASHC and PPS).
(2)	Includes Common Shares directly or indirectly owned by Dionisio Romero and his family or companies owned or controlled by him. Mr. Romero is the Chairman and Chief Executive Officer of Credicorp.

          Approximately 36.8% of the total issued and outstanding Common Shares of Credicorp are currently held in 2,217 individual accounts with Cavali, a Peruvian securities clearing company.

          As of April 30, 2006, 79,761,472 Common Shares of Credicorp (excluding the 14,620,845 shares held by ASHC) were outstanding, of which approximately 46% were held in the United States. As of such date, there were 111 registered holders of Common Shares in the United States. Because certain of these Common Shares were held by brokers or other nominees and due to the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of holders of record or registered holders of the United States is not representative of the number of beneficial holders or of the residence of beneficial holders. Credicorp is not directly or indirectly controlled by another corporation or by any foreign government.

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

          (ii)          BCP

          Certain related parties of BCP (the “BCP related parties”) have been involved, directly or indirectly, in credit transactions with BCP. In accordance with Peruvian Banking Law, BCP related parties include directors, certain principal executive officers, holders of more than 4% of the shares of BCP, and companies controlled (for purposes of Law 26702) by any of them. Under Law 26702, all loans to related parties must be provided on terms no more favorable than the best terms that BCP offers to the public. Management believes BCP to be in full compliance with all related party transaction requirements imposed by Peruvian Banking Law. For a description of Law 26702 as it relates to BCP, see “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP” and “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Concentration of Loan Portfolio and Lending Limits.”

          As of December 31, 2005, loans and other contingent credits to BCP related parties were US$71.4 million, in the aggregate, including US$41.9 million in outstanding loans, which comprised approximately 1.2% of BCP’s total loan portfolio of which 86.8% were classified as Class A (normal credits), 10.4% as Class B (potential problems), 2.4% as Class C (substandard), 0.4%, Class D (doubtful) and 0.0% as Class E (loss).

          As of December 31, 2005, loans and other credits to employees of BCP amounted to US$30.7 million, of which US$24.7 million represented home mortgage loans.

          BCP purchases certain security services from a company controlled by a BCP related party. Total fees paid by BCP to such company during 2005 for security services were S/.5.8 million (US$1.7million).

          Such related party transactions have been conducted in the ordinary course of business and on terms no less favorable then could be obtained from unaffiliated third parties.

          The SBS regulates and closely monitors related party transactions and it establishes a limit on related party transactions equivalent to 30% of a bank’s regulatory capital. BCP’s related party exposure was at 25.31% of its regulatory capital as of December 31, 2005 and 19.87% as of December 31, 2004, in each case below the limit established by the SBS. Although BCP intends to continue to enter into transactions with related parties on terms similar to those that would be offered by or to an unaffiliated third party, such financial transactions create the potential for, or could result in, conflicts of interests.

          (iii)          ASHC

          Certain related parties of ASHC (the “ASHC related parties”) have been involved, directly or indirectly, in credit transactions with ASHC.  The term “ASHC related parties” includes other affiliated entities in which there exists control or significant influence through common ownership, management or directorship.  As of December 31, 2005, loans and other credits outstanding to ASHC’s related parties were US$26.9 million in the aggregate, including US$16.8 million in loans to directors, key management personnel and other related parties and US$10.1 million in loans to affiliates.  None of these loans and other credits were classified as substandard or below.

          Management believes that, in accordance with ASHC’s policies, all loans and credits to related parties have been made on terms no more favorable than the best terms that ASHC offers to the public.

          (iv)          PPS

          PPS provides insurance services to certain of its principal shareholders, directors and officers, as permitted by Law 26702.  See ”Item 4. Information on the Company— (B) Business Overview—(11) Supervision and Regulation—(v) PPS—Related Party Transactions.”  In the case of “related companies,” entities controlled by shareholders owning more than 4% of PPS or by members of PPS’s Board of Directors, insurance services are offered and sold on an arm’s-length basis.  PPS charges a market price for these services.  As of December 31, 2005, insurance premiums to related companies amounted to US$ 14.4 million (U.S.$13.2 million as of December 31, 2004).  These insurance premiums comprise approximately  5.0% of PPS’s total premiums written during 2005 (3.6% during 2004).

          PPS purchases security services from a company controlled by a related party of a principal shareholder of Credicorp.  Service payments thereto during 2005, were US$398,000.  All such related party transactions are conducted on an arm’s-length basis, and PPS pays the market price for these services.

          As of December 31, 2005, loans and other credits to employees of PPS amounted to US$90,000, of which a substantial majority represented home mortgage loans.

(C)     Interests of Experts and Counsel

          Not applicable.

ITEM 8.     FINANCIAL INFORMATION

(A)     Consolidated Statements and Other Financial Information

          Consolidated Financial Statements

          See “Item 19.  Exhibits” for a list of financial statements filed under Item 18.

          Legal Proceedings

          Credicorp and its subsidiaries are involved in certain legal proceedings incidental to the normal con-duct of their businesses.  In addition, Credicorp was involved in certain legal proceedings in connection with its acquisition of Banco Tequendama.  See “Item 4. Information on the Company—(C) Organizational Structure.”  Credicorp does not believe that any potential liabilities resulting from such proceedings would have a material adverse effect on the financial condition or results of operation of Credicorp or any of its subsidiaries.

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

          The following table shows cash and stock dividends paid by Credicorp in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share

1999	94,382,317	US$	0.20	0.00
2000	94,382,317	US$	0.10	0.00
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00

          On February 23, 2006, the Board declared a cash dividend of US$1.10 per Common Share held at the close of business on April 12, 2006, which was distributed on May 3, 2006.

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

	High(1)	Low(1)	Average Daily Volume

2001	$9.41	$5.94	67,296
2002	$10.10	$6.91	38,371
2003	$13.38	$9.35	41,931
2004	$15.87	$12.00	22,184
2005	$28.81	$14.41	82,338
2004
First quarter	$14.68	$12.00	31,995
Second quarter	$13.08	$12.36	26,875
Third quarter	$14.04	$12.65	13,984
Fourth quarter	$15.87	$14.05	15,824
2005
First quarter	$17.71	$14.41	18,500
Second quarter	$19.09	$16.70	32,672
Third quarter	$27.43	$19.00	46,200
Fourth quarter	$28.81	$21.88	231,554
2006
First quarter	$28.99	$21.88	145,969
Second quarter (through June 9)	$29.63	$25.45	194,065

Source :	Bloomberg

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

	High(1)	Low(1)	Average Daily Volume

2001	$9.40	$5.90	41,302
2002	$10.06	$7.01	39,355
2003	$12.60	$9.38	29,701
2004	$15.70	$12.08	21,564
2005	$28.99	$14.33	15,744
2004
First quarter	$15.02	$12.08	11,426
Second quarter	$13.00	$12.30	55,920
Third quarter	$14.13	$12.61	10,938
Fourth quarter	$15.70	$13.85	8,275
2005
First quarter	$17.62	$14.33	11,153
Second quarter	$19.01	$15.97	19,616
Third quarter	$27.45	$18.74	10,742
Fourth quarter	$28.99	$21.90	21,472
2006
First quarter	$28.99	$22.41	9,277
Second quarter (through June 9)	$29.55	$25.46	21,144

Source:	Bloomberg

(1)

The Common Share prices shown above have been adjusted retroactively to reflect stock dividends. Credicorp declared a stock dividend on February 26, 1998 of 0.100 Common Shares for each Common Share held at the close of business on March 31, 1998.  Credicorp has not declared a stock dividend since 1998.

          The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the New York Stock Exchange.

	High	Low

2005
December	$31.22	$27.35
2006
January	$31.31	$26.39
February	$27.96	$24.53
March	$27.23	$23.15
April	$28.76	$25.45
May	$29.63	$25.85
June (through June 9)	$29.59	$27.49

Source:	Bloomberg

          The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the Lima Stock Exchange.

	High	Low

2005
December	$31.00	$27.08
2006
January	$31.15	$26.42
February	$27.99	$24.65
March	$27.00	$23.10
April	$28.65	$25.46
May	$29.55	$25.89
June (through June 9)	$29.50	$27.15

Source:	Bloomberg

          On June 9, 2006, the last sale price of the Common Shares on the New York Stock Exchange was US$27.50 per share.  On June 9, 2006, the closing price of the Common Shares on the Lima Stock Exchange was US$27.80

(B)     Plan of Distribution

          Not applicable.

(C)     Markets

          The Lima Stock Exchange

          (i)          Trading

          As of December 2005, there were 235 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange), Perú’s only securities exchange, which was established in 1970.  Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. Trading hours are Monday through Friday as follows:  9:00 a.m.—9:30 a.m. (pre-market ordering); 9:30 a.m.—1:30 p.m. (trading); and, 1:30 p.m.—2:00 p.m. (after market sales). Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading.  Nearly 100% of transactions currently take place on the electronic system.

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

          The Peruvian stock market capitalization increased, in U.S. Dollar terms, by 3.3% in 2001, 15.9% in 2002, 27.7% in 2003, 25.0% in 2004 and 80.0% in 2005.  Volume in the Peruvian market is highly concentrated, with the ten most actively traded companies representing approximately 66.7% of total traded value of equity securities during 2005.  Total traded volume was US$3.4 billion in 2001, and declined to US$2.9 billion in 2002, and declined further to US$2.3 billion in 2003, but increased to US$2.5 billion in 2004 and increased further to US$3.6 billion in 2005.  Average daily traded volume was US$13.8 million in 2001, declined to US$11.7 million in 2002, declined and declined further to US$9.0 million in 2003, but increased to US$9.9 million in 2004 and increased further to US$14.5 in 2005.

          The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange (IGBVL), increased in U.S. Dollar terms, 0.2% in 2001, 16.3% in 2002, 76.3% in 2003, 52.4% in 2004 and 29.4% in 2005.

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

          CONASEV is governed by a nine-member board appointed by the government.  CONASEV has broad regulatory powers, including supervision of all companies incorporated in Perú as well as Peruvian branches or agencies of foreign corporations, the process of admission of members to the Lima Stock Exchange, the authorization for the creation of exchanges, and the approval of the registration of offerings of securities.  CONASEV supervises the securities markets and the dissemination of information to investors.  It also governs the operations of the Public Registry of Securities and Brokers, regulates mutual funds and their management companies, monitors compliance with accounting regulations by companies under its supervision and the accuracy of financial statements, and registers and supervises auditors providing accounting services to those companies under CONASEV’s supervision.  On August 22, 1995, CONASEV approved regulations governing the public offering of securities in Perú by entities organized outside of Perú and, for the first time, authorized foreign companies to be listed on the Lima Stock Exchange.  On October 25, 1995, Credicorp became the first non-Peruvian company to list its shares on the Lima Stock Exchange.  See ”Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation.”

          Pursuant to the Securities Market Law, a guarantee fund must be maintained by the Lima Stock Exchange and funded by its member firms.  The actual contributions to be made by the 21 member firms of the Lima Stock Exchange are based on volume traded over the exchange.  At present, the fund has approximately S/.20 million (US$5.8 million), which exceeds the target set by the regulations based on the exchange’s total traded volume.  In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried outside the exchange in favor of CONASEV.  The manner in which such guarantees are generally established is through stand-by letters of credit issued by local banks.

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

          Although substantially all of the customers of BCP, ASHC and PPS are located in Perú, as of December 31, 2005, approximately 77.4% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio and 63.9% of PPS’s premiums were denominated in U.S. Dollars.  A devaluation of the Nuevo Sol would therefore have the effect of increasing the cost to the borrower or insured of repaying these loans or making premium payments, in Nuevo Sol terms, which is the currency in which most of the customers of BCP, ASHC and PPS generate revenues.  As a result, a devaluation could lead to increased nonperforming loans or unpaid premiums.

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

          As an exempted company, Credicorp is liable to pay in Bermuda an annual government fee based upon its authorized share capital and the premium on its issued Common Shares, which amounted to the approximate equivalent of US$16,695 in 2005, remaining unchanged from the amount paid in 2004.

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

          At BCP, decisions regarding management of liquidity, interest rate policy, foreign exchange position and other significant ALM matters are made by the Market Risk Committee which is comprised of seven members, including the five members of the Executive Committee of the Board of Directors, BCP’s  General Manager and the Head of the Market Risk unit.  The Market Risk Committee meets monthly. Additionally BCP has an Asset and Liability Committee (“ALCO”) that meets monthly to review the overall risk exposure and to decide on strategies to improve its financial structure.  Also, BCP’s Capital Markets division has an Investment Committee, that makes decisions on positions held on all possible types of securities.

          Day-to-day ALM decisions are made by the Central Manager of Finance and the Treasury Department and reviewed in the weekly senior management meeting.  The Market Risk unit is in charge of the measurement, control and follow-up of all positions that involve market risk exposure.

          At ASHC, decisions regarding asset and liability management are made by the President, Senior Vice President, Manager of Operations and Administration and the Chief Financial Officer.  ASHC has an Investment Committee in charge of putting forward possible limits by type of exposure and to monitor the risk profile of ASHC’s various investment portfolios.

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

          Additionally, the risk analysis of the investment portfolio is complemented by various indicators including the Degree of Portfolio Diversification, which measures the concentration of investments taking into account their risk factors, and VaR as a percentage of the investment, which measures the risk level assumed in a specific segment of the portfolio.  As of year-end 2005, BCP maintains a Degree of Portfolio Diversification of 36% (48% in 2004) and a ratio of VaR over total portfolio of 0.25% (0.11% in 2004).  BCP has established VaR limits and Stop-loss limits alerts as a function of the maximum potential losses in unfavorable market scenarios that it is willing to assume in the portfolio of each type of security.

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

          The following table sets forth the maturities of Credicorp’s trading securities by type at December 31, 2005.  See ”Item 4. Information on the Company— (B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

	Within 3 months		After 3 months But within 1 year		Total		Fair Value

	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian Government Bonds		0	US$	$5,361	US$	5,361	US$	5,361
Equity securities		44,217		0		44,217		44,217
Bonds and debentures		0		592		592		592
Peruvian Central Bank certif. notes		0		0		0		0
Other investments		21		0		21		21

Total Nuevo Sol-denominated	US$	44,238	US$	5,953	US$	50,191	US$	50,691
Foreign Currency-denominated:
Equity securities	US$	1,253	US$	0	US$	1,253	US$	1,253
Bonds		0		7,867		7,867		7,867
Investment in Peruvian debt		0		0		0		0
Other investments		0		1,313		1,313		1,313
Total Foreign Currency-denominated	US$	1,253	US$	9,180	US$	10,433	US$	10,433

Total securities holdings	US$	45,491	US$	15,133	US$	60,624	US$	60,624

          The foreign currency-denominated Other investments, US$1.3 million in the preceding table, are principally composed of US$0.67 million of shares in mutual funds and fixed income securities of foreign financial institutions.

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

          The following table sets forth the maturities of Credicorp’s available for sale investment securities by type at their fair value as of December 31, 2005. See ”Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

	Within 1 year		After 1 year but within 5 year		Maturing after 5 years but within 10 years		After 10 years		Fair Value

Nuevo Sol-denominated:
Peruvian Government Bonds	US$	33,335	US$	7,462	US$	15,300	US$	67,679	US$	123,776
Equity securities (1)		100,703		0		0		0		100,703
Bonds and debentures		21,465		37,149		7,026		24,833		90,473
Peruvian Central Bank Certific. Notes		742,156		93,130		0		0		835,286
Other Investments		32,690		7,776		0		0		40,466

Total Nuevo Sol-denominated	US$	930,349	US$	145,517	US$	22,326	US$	92,512	US$	1,190,704

Foreign currency-denominated:
Peruvian Government Bonds	US$	149	US$	7,590	US$	58,045	US$	119,354	US$	185,138
Equity securities		78,847		0		0		0		78,847
Bonds		269,673		335,518		94,684		183,924		883,799
Peruvian Central Bank Certific. Notes		310,528		0		0		0		310,528
Other investments		142,800		7,864		6,917		5,000		162,581
Total Foreign currency-denominated	US$	801,997	US$	350,972	US$	159,646	US$	308,278	US$	1,620,893	r

Total securities holding	US$	1,732,346	US$	496,489	US$	181,972	US$	400,790	US$	2,811,597

(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year, while other equity securities are categorized according to their maturity.

          The foreign currency-denominated Other investments, US$177.7 million in the preceding table, are principally composed of US$74.0 million of shares in various mutual funds, US$ 4.6 million of commercial paper and US$56.1 million in required deposits reserves managed by the Bolivian Central Bank in the Fondo RAL.

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

          The following table reflects, according to maturity, repricing and by currency, the interest-earning assets and interest-bearing liabilities of Credicorp as of December 31, 2005, and may not be representative of positions at other times.  In addition, variations in interest rate sensitivity may arise within the repricing periods presented or among the currencies in which interest rate positions are held.  Credicorp actively monitors and manages its interest rate sensitivity and has the ability to reprice relatively promptly both its interest-earning assets and interest-bearing liabilities.  On the basis of its gap position at December 31, 2005, Credicorp believes that a significant increase or decrease in interest rates would not reasonably be expected to have a material effect on Credicorp’s financial condition or results of operations.

	Earliest Repricing Interval at December 31, 2005 (2)

	Overnight to 3 months	Over 3 to 12 months	Total within One year	Over 1 to 5 years	Over 5 Years	Total

	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Assets:
Loans, net	673,546	176,144	849,690	149,353	12,910	1,011,953
Investment securities	306,877	468,406	775,283	108,568	38,245	922,096
Deposits in other banks	37,656	10,787	48,443	1,603	0	50,047
Off-Balance debit accounts, Forwards	609,577	205,226	814,803	3,719	0	818,522
Total	1,627,656	860,564	2,488,220	263,244	51,155	2,802,618
Liabilities:
Demand and saving deposits	534,027	211,691	745,718	12,885	0	758,603
Time deposits (1)	350,635	92,665	443,300	2,157	0	445,457
Interbank deposits received	63,078	3,284	66,362	0	0	66,362
Bonds and other liabilities	511,619	34,646	546,265	112,515	14,687	673,467
Off-Balance credit accounts, Forwards	300,303	40,335	340,639	0	0	340,639
Total	1,759,662	382,622	2,142,284	127,558	14,687	2,284,529
Interest Sensitivity gap	(132,006)	477,942	345,936	135,686	36,468	518,090
Cumulative interest sensitivity gap	(132,006)	345,936	345,936	481,622	518,090	518,090
Cumulative interest-earning assets	1,627,656	2,488,220	2,488,220	2,751,464	2,802,618	2,802,618
Cumulative interest sensitivity gap	-8.11%	13.90%	13.90%	17.50%	18.49%	18.49%
Foreign Currency-denominated:
Assets:
Loans, net	1,923,041	1,093,745	3,016,786	676,958	176,966	3,870,710
Investment securities	327,408	490,162	817,571	202,447	141,884	1,161,902
Deposits in other banks, and Other instruments	915,611	966,653	1,882,264	15,425	209	1,897,898
Off-Balance debit accounts, Forwards y Swaps	557,453	70,191	627,644	58,896	16,266	702,806
Total	3,723,513	2,620,752	6,344,265	953,727	335,325	7,633,316
Liabilities:
Demand and saving deposits	1,575,211	584,570	2,159,781	81,078	0	2,240,859
Time deposits (1)	1,588,202	710,457	2,298,659	190,919	117,453	2,607,031
Interbank deposits received and Borrowings	157,839	35,050	192,889	124,101	232,747	549,737
Bonds and mortgage notes	26,738	74,785	101,523	229,974	18,959	350,457
Off-Balance credit accounts, Forwards y Swaps	712,727	235,488	948,215	205,065	42,816	1,196,096
Total	4,060,717	1,640,351	5,701,067	831,138	411,976	6,944,181
Interest sensitivity gap	(337,203)	980,401	643,197	122,589	(76,651)	689,136
Cumulative interest sensitivity gap	(337,203)	643,197	643,197	765,786	689,136	689,136
Cumulative interest-earning assets	3,723,513	6,344,265	6,344,265	7,297,991	7,633,316	7,633,316
Cumulative interest sensitivity gap	-9.06%	10.14%	10.14%	10.49%	9.03%	9.03%
Total interest sensitivity gap	(469,209)	1,458,342	989,133	258,275	(40,182)	1,207,225
Cumulative interest sensitivity gap	(469,209)	989,133	989,133	1,247,408	1,207,225	1,207,225
Total interest-earning assets	5,351,169	3,481,315	8,832,485	1,216,970	386,480	10,435,935
Cumulative interest-earning assets	5,351,169	8,832,485	8,832,485	10,049,455	10,435,935	10,435,935
Cumulative interest sensitivity gap as a percentage of cumulative interest earning assets	-8.77%	11.20%	11.20%	12.41%	11.57%	11.57%

(1)	Includes severance indemnity deposits
(2)	This table has been elaborated for administration on the base of diverse assumptions, and is based on non countable figures

          In addition to the static gap position, BCP employs a simulation analysis to measure the degree of short term interest risk. Sensitivity analysis  is performed to express the potential gains or losses in future earnings resulting from selected hypothetical changes in interest rates. Sensitivity models are calculated on a monthly basis using both actual balance sheet figures detailed by maturity reprising interval and interest yields or costs.  Simulations are run using shocks of +/- 100 basis points on the interest rates to determine potential changes to future earnings.

          The forward looking simulation results reflect changes between a most likely to occur interest rate base case scenario. Interest rate scenarios are separately devised for U.S. Dollar and Nuevos Soles-denominated rates.  As of December 31, 2005, Credicorp’s banking subsidiaries had a very short term cumulative gap with US$469.2 million more liabilities than assets reprising within three months.  This represents 8.77% of cumulative interest earning assets, which changes to a positive cumulative gap with US$989.1 million more assets than liabilities reprising within one year, or 11.20% of cumulative interest earning assets.

          Considering that the consensus in the market is for a continued generalized increase in interest rates, the base case scenario analyzes the effect on financial margins in the next twelve months of a 100 basis points increase in Nuevos Soles-denominated interest rates as well as in U.S. Dollar-denominated rates.  The base case scenario shows an impact of these variations resulting, for the next twelve months, in a decrease of pre-tax net interest income of approximately US$0.9 million, or 0.2% of net interest income in 2005, which is the outcome of a shorter reprising period for liabilities with respect to assets.

          Gap simulation analysis has several shortcomings, one of which is its “static” nature, that is, it does not consider ongoing loan and deposit activity, and another of which is the inadequate treatment of individually negotiated loan and deposit rates, as in prime client cases, or the finer breakdown of rates applicable to different business segments.  Furthermore, more than 50% of Credicorp’s interest bearing deposits can be unilaterally modified causing difficulties in establishing the expected reprising period of these products in the simulations. Additionally, Credicorp considers within the Foreign Currency category not only U.S. Dollar-denominated transactions, but also the currency of its subsidiary in Bolivia, which may present different trends in certain periods but, due to its relative small value, do not significantly affect the results of the analysis.

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

          In a net liability position in Nuevos Soles, the translation gains are recognized when the exposure to the Nuevo Sol is weakened against the U.S. Dollar. In case such exposure is strengthened against the U.S. Dollar, a translation loss is recognized. On the other hand, in a net asset position, if the exposition of Nuevo Sol is weakened against the U.S. Dollar, a translation loss is recognized, if it has strengthened against the U.S. Dollar, a translation gain is recognized.

          Earnings sensitivity is estimated by directly applying expected foreign currency devaluation or revaluation rates on the above net positions. The Nuevos Soles net asset position results in exchange gains whenever the Peruvian currency raises its value against the U.S. Dollar, while a devaluation would generate exchange losses. A 10% change in the Nuevo Sol exchange rate would generate a US$4.0 million gain  in case of devaluation (in net liability position in Nuevos Soles) or revaluation (in net asset position in Nuevos Soles), respectively. Also, a 10% change in the Nuevo Sol exchange rate would generate a US$4.0 million loss in case of devaluation  (in net asset position in Nuevos Soles) or revaluation (in net liability position in Nuevos Soles), respectively. Given the evolution of the exchange rate in past years, a significant devaluation scenario for the Nuevo Sol is very unlikely for the next twelve months, unless certain political instability scenarios generate such devaluation. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Controls.”

          Considering foreign currency forward contracts, the Nuevos Soles exposure increases to a net asset position of US$271.0 million at December 31, 2005, and maintains a net liability position of US$10.6 million in other currencies. See Note 23 to the Credicorp Consolidated Financial Statements.

          The net liability position in other currencies different from Nuevo Sol is principally composed of Bolivian Bolivianos with a total of US$10.6 million.  Management expects that the exchange risk in this currency will be significant, due to the political, social and/or economic instability that may result from the policies adopted by the new Bolivian government. In particular, the nationalization of hydrocarbons, by the Bolivian government represents increased risks for all related activities.

          As of December 31, 2005, Credicorp’s total U.S. Dollar-denominated monetary assets were US$7,910.7 million and its U.S. Dollar-denominated liabilities were US$6,937.5 million, resulting in a net U.S. Dollar asset position of US$973.2 million (US$607.3 million at December 31, 2004).  Of such amount, approximately 20% represented the net U.S. Dollar asset position of Credicorp’s non-Peruvian subsidiaries that conduct most of their operations in U.S. Dollars.  Credicorp considers its net U.S. Dollar asset position to be reasonable in view of the volume of its foreign currency activities and the environment in which it operates.  Historically, in order to provide some protection from the combined effects of devaluation and inflation, Credicorp has followed the policy of maintaining the sum of its net U.S. Dollar assets, real estate assets and investments in equity securities at least equal to shareholders’ equity.

          Beginning in March 1999, BCP has segregated part of its regulatory capital to cover foreign exchange risk exposure and, since June 2000, to cover risk related to investments in equity shares, with the remaining used to cover credit risk.  See ”Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Capital Adequacy Requirements.”

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

          Except for foreign currency forward commitments and interest rate swaps, Credicorp does not enter into derivative transactions or options (in March 2006, currency swap operations were initiated and are expected to include forward rate agreement-FRAs). Foreign exchange forward contracts are agreements for future delivery of money market instruments in which the seller agrees to make delivery at a specified future date of an instrument, at a specified price or yield.  Forward contracts are closely monitored and are also subject to nominal and stop-loss limits.

          As of December 31, 2005, the nominal amount of outstanding forward contracts was approximately US$998.7 million (US$466.2 million as of December 31, 2004), with maturities for periods less than a year. All of those contracts were signed solely to serve customer needs. Interest rate swap operations at year-end 2005 amounted approximately to US$572.2 million (US$212.4 million in 2004). These contracts are recorded at fair value, recording both realized and unrealized gains and losses in the consolidated income statements.

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

          No changes were made to Credicorp’s internal controls over financial reporting that materially affected internal controls over financial reporting during the period covered by this Annual Report.  Credicorp also found no material weaknesses, and therefore no corrective actions were taken.

          The design of any system of controls is based in part upon certain assumptions about the likelihood of future events.  There is no certainty that any design will succeed in achieving its stated goal under all potential future considerations, regardless of how remote.

          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Credicorp will be required to make certain certifications regarding its internal controls over financial reporting as of December 31, 2006.   Credicorp has developed an internal methodology, which is in accordance with Public Company Accounting Oversight Board-PCAOB, Accounting Standard 2, to evaluate the effectiveness of its internal controls over financial reporting. In addition, Credicorp is implementing computer programs to allow for the continuous monitoring, assessment and documentation of its internal controls. During 2004 and 2005, the procedures that will allow Credicorp to comply with the requirements of Section 404 were substantially completed at BCP and other principal Credicorp subsidiaries.  Credicorp aims to have uniform and integrated procedures to manage operational risk in all of its subsidiaries, and, consequently, it is currently also completing evaluations at its smaller subsidiaries. During 2006, Credicorp expects to complete its evaluation of internal controls over financial reporting and to be able to obtain the attestation of its independent auditors.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

          Credicorp’s Board of Directors has determined that Mr. Luis Enrique Yarur is an audit committee financial expert, as that term is defined according to Section 407(b) of the U.S. Sarbanes-Oxley Act of 2002. Mr. Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He became a Director of Credicorp on October 31, 2002. Mr. Yarur is Chairman of the Board of Banco de Crédito e Inversiones in Chile, and a member of the boards of directors of various other Chilean companies.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth for each of the years indicated, the fees paid to Credicorp’s independent auditor Medina, Zaldívar, Paredes & Asociados, members of Ernst & Young Global for the audit of Credicorp’s financial statements for the years ended December 31, 2003, 2004 and 2005, respectively.  The Audit Committee recommends the appointment of the independent auditor every fiscal year, and the auditor is appointed at the Annual General Shareholders’ Meeting.

	Years ended December 31,

	2003		2004		2005

	(U.S. Dollars in thousands)
Audit	US$	974	US$	1,132	US$	1,154
Audit – Related		—		14		139
Tax		28		7		21
All Other		154		134		557

Total	US$	1,156	US$	1,287	US$	1,871

          Audit fees correspond to audit services performed (i) in the review of Credicorp’s consolidated financial statements, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) the audit services required to comply with the statutory requirements applicable to Credicorp’s subsidiaries.  Audit fees also include expenses related to the audit work. During 2005, the Audit Committee did not approve any additional audit fees.

          Audit-related fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include “due diligence” tasks related to possible acquisitions; comfort letters for the issuance of long term debt; services related to technical issues on accounting and financial matters; assistance in the understanding of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters previously agreed with Credicorp’s management; and special audit reviews of internal control procedures. Specifically, during 2005, Credicorp’s independent auditors performed tasks related to the delivery of two comfort letters in connection with the issuance of long term debt by BCP with fees accounting to US$139,000.

          Tax fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and consisted principally of tax compliance and advisory services.

          All Other fees during 2005 include US $538,000 in connection with tasks performed by Credicorp’s independent auditors relating to special review of the internal control assessments performed by Credicorp’s principal subsidiaries.

          Audit Committee Pre-Approval Policies and Procedures

          The Audit Committee must approve all of the services the independent auditors provide as part of its responsibility in supervising their work. There are two types of approvals. The Audit Committee grants a “general approval” in advance to a list of services that the independent auditor may provide without further approval required by the Audit Committee. A general approval is valid for 12 months from the date of approval unless the Audit Committee determines a different period of validity should apply. The Audit Committee also grants “specific approval” for services that do not have general approval on a case-by-case basis. All of the services that do not have general approval need specific approval from the Audit Committee before any agreement is signed with the independent auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. When considering granting any type of approval, the Audit Committee considers whether the requested services are consistent with the SEC’s rules regarding the independence of the independent auditors.

          The Audit Committee supervises the execution of the independent audit services as necessary. It approves, when necessary, any modification in the terms, conditions, fees and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent auditor is in the best position to provide those services. Such services typically include: audit services required by regulations, financial audits for Credicorp’s subsidiaries or affiliates; and services associated with the presentation of documents to the SEC or other documents published in relation to the trading of Credicorp’s shares.

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

(b) Index to Exhibits

1.1	Bye-Laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDICORP LTD.

By:	/s/ WALTER BAYLY

Name:	Walter Bayly
Title:	Chief Financial and Accounting Officer

Dated: June 30, 2006

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

Consolidated financial statements

Consolidated balance sheets
Consolidated income statements
Consolidated statements of changes in shareholders’ equity
Consolidated cash flows statements
Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and Subsidiaries  at December 31, 2005 and 2004, and the consolidated results of  their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. generally accepted accounting principles (see note 27 to the consolidated  financial statements).

Countersigned by:

Juan Paredes
C.P.C. Register Nº22220

Lima, Peru,
February 22, 2006,
except for notes 26 and 27, as to which the date is
June 12, 2006

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets
As of December 31, 2005 and 2004

	Note	2005	2004

		US$(000)	US$(000)
Assets
Cash and due from banks:	4
Non-interest bearing		364,947	251,561
Interest bearing		2,295,868	1,593,900

		2,660,815	1,845,461
Investments:
Trading securities	5	60,785	102,534
Investments available-for-sale	6	2,827,673	2,128,522

		2,888,458	2,231,056
Loans, net:	7
Loans, net of unearned income		5,014,255	4,589,729
Allowance for credit losses		(197,495)	(253,408)

		4,816,760	4,336,321
Premiums and other policies receivable		57,301	60,665
Reinsurance receivable		35,288	35,453
Property, furniture and equipment, net	8	248,299	246,712
Due from customers on acceptances		45,423	47,635
Assets seized, net	9	39,373	64,873
Other assets	10	237,930	219,384

Total assets		11,029,647	9,087,560

Consolidated balance sheets (continued)

	Note	2005	2004

		US$(000)	US$(000)
Liabilities and shareholders’ equity
Deposits and obligations:	11
Non-interest bearing		1,671,621	1,219,695
Interest bearing		5,421,807	5,076,504

		7,093,428	6,296,199

Due to banks and correspondents	12	1,303,371	431,052
Bankers’ acceptances outstanding		45,423	47,635
Reserves for insurance claims	13	464,578	398,439
Reserves for unearned premiums		81,516	72,327
Accounts payable to reinsurance		36,580	23,612
Bonds issued	14	429,224	423,977
Other liabilities	10	283,572	243,869

Total liabilities		9,737,692	7,937,110

Shareholders’ equity	15
Capital and reserves attributable to Credicorp’s equity holders:
Capital stock		471,912	471,912
Treasury stock		(73,107)	(73,107)
Capital surplus		140,693	140,693
Reserves		269,527	269,527
Other reserves		83,302	76,131
Retained earnings		298,113	180,041

		1,190,440	1,065,197
Minority interest		101,515	85,253

Total shareholders’ equity		1,291,955	1,150,450

Total liabilities and shareholders’ equity		11,029,647	9,087,560

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated income statements
For the years ended December 31, 2005, 2004 and 2003

	Note	2005	2004	2003

		US$(000)	US$(000)	US$(000)
Interest and dividend income
Interest on loans		447,392	426,537	457,826
Interest on deposits in banks		37,127	20,146	18,826
Interest from trading securities and investments available-for-sale		117,242	81,276	60,229
Dividend income		3,553	2,256	1,977
Other interest income		7,118	12,627	9,427

Total interest and dividend income		612,432	542,842	548,285

Interest expense
Interest on deposits and obligations		(119,138)	(95,965)	(99,955)
Interest on bonds issued		(24,332)	(27,651)	(28,068)
Interest on borrowed funds		(20,288)	(16,366)	(17,235)
Other interest expense		(9,401)	(20,316)	(18,322)

Total interest expense		(173,159)	(160,298)	(163,580)

Net interest and dividend income		439,273	382,544	384,705
Provision for loan losses	7(f)	6,356	(16,131)	(66,421)

Net interest and dividend income after provision for credit losses		445,629	366,413	318,284

Other income
Banking services commissions		206,163	201,474	189,472
Net gain on foreign exchange transactions		29,286	24,165	23,681
Net gain on sales of securities		8,965	10,135	3,235
Other	20	21,571	8,105	23,227

Total other income		265,985	243,879	239,615

Insurance premiums and claims
Net premiums earned	19	218,955	192,672	125,115
Net claims incurred		(42,569)	(34,791)	(23,844)
Increase in costs for life and health policies		(132,931)	(119,534)	(75,930)

Total premiums earned less claims		43,455	38,347	25,341

Consolidated income statements(continued)

	Note	2005	2004	2003

		US$(000)	US$(000)	US$(000)
Other expenses
Salaries and employees benefits		(236,347)	(202,729)	(193,563)
Administrative expenses		(138,294)	(153,096)	(147,593)
Depreciation and amortization		(38,728)	(41,742)	(43,660)
Provision for assets seized	9(b)	(16,959)	(14,639)	(13,588)
Merger expenses	2(d) and (e)	—	(3,742)	(18,587)
Goodwill amortization	10(c)	—	(4,853)	(4,223)
Other	20	(46,745)	(42,869)	(27,746)

Total other expenses		(477,073)	(463,670)	(448,960)

Income before translation result and income tax		277,996	184,969	134,280
Translation result		(9,597)	2,040	(3,675)
Income tax	16(b)	(73,546)	(45,497)	(39,695)

Net income		194,853	141,512	90,910

Attributable to:
Equity holders of Credicorp		181,885	130,747	80,607
Minority interest		12,968	10,765	10,303

		194,853	141,512	90,910

Basic and diluted earnings per share for net income attributable to equity holders of Credicorp (in United States dollars)	21	2.28	1.64	1.01

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in shareholders’ equity
For the years ended December 31, 2005, 2004 and 2003

	Attributable to the equity holders of Credicorp

	Number of shares issued, note 21	Capital stock	Treasury stock	Capital surplus	Reserves	Other reserves	Retained earnings	Total	Minority interest	Total net equity

	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Balances as of January 1st, 2003	94,382	471,912	(73,177)	140,500	104,104	(9,495)	189,956	823,800	64,742	888,542
Changes in equity for 2003 -
Net unrealized gains from investments available-for-sale, note 6(b)	—	—	—	—	—	18,844	—	18,844	743	19,587
Transfer of net realized loss and impairment losses from investments available-for-sale to the operations results, net of realized gains, note 6(b)	—	—	—	—	—	11,401	—	11,401	—	11,401

Income for the year recognized directly in equity	—	—	—	—	—	30,245	—	30,245	743	30,988
Net income	—	—	—	—	—	—	80,607	80,607	10,303	90,910

Total recognized income for the period	—	—	—	—	—	30,245	80,607	110,852	11,046	121,898
Transfer of retained earnings to reserves	—	—	—	—	165,423	—	(165,423)	—	—	—
Cash dividends, note 15(d)	—	—	—	—	—	—	(23,922)	(23,922)	—	(23,922)
Dividends of subsidiaries and other	—	—	—	—	—	—	—	—	(2,947)	(2,947)

Balances as of December 31, 2003	94,382	471,912	(73,177)	140,500	269,527	20,750	81,218	910,730	72,841	983,571

Consolidated statements of changes in shareholders’ equity (continued)

	Attributable to the equity holders of Credicorp

	Number of shares issued, note 21	Capital stock	Treasury stock	Capital surplus	Reserves	Other reserves	Retained earnings	Total	Minority interest	Total net equity

	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Changes in equity for 2004 -
Net unrealized gain from investments available-for-sale, note 6(b)	—	—	—	—	—	56,746	—	56,746	9,762	65,508
Transfer of net realized gains to the operations result, net of realized losses, note 6(b)	—	—	—	—	—	(1,365)	—	(1,365)	53	(1,312)

Income for the year recognized directly in equity	—	—	—	—	—	55,381	—	55,381	9,815	65,196
Net income	—	—	—	—	—	—	130,747	130,747	10,765	141,512

Total recognized income for the period	—	—	—	—	—	55,381	130,747	186,128	20,580	206,708
Decrease in treasury stock	—	—	70	193	—	—	—	263	—	263
Cash dividends, note 15(d)	—	—	—	—	—	—	(31,900)	(31,900)	—	(31,900)
Dividends of subsidiaries and other	—	—	—	—	—	—	(24)	(24)	(8,168)	(8,192)

Balances as of December 31, 2004 carried forward	94,382	471,912	(73,107)	140,693	269,527	76,131	180,041	1,065,197	85,253	1,150,450
Changes in equity for 2005 -
Net unrealized gain from investments available-for-sale, note 6(b)	—	—	—	—	—	7,121	—	7,121	4,764	11,885
Transfer of net realized gains to the operations results, net of realized losses, note 6(b)	—	—	—	—	—	(1,572)	—	(1,572)	(165)	(1,737)
Net gain on cash flow hedge, note 18(e)	—	—	—	—	—	1,622	—	1,622	—	1,622

Income for the year recognized directly in equity	—	—	—	—	—	7,171	—	7,171	4,599	11,770
Net income	—	—	—	—	—	—	181,885	181,885	12,968	194,853

Total recognized income for the period	—	—	—	—	—	7,171	181,885	189,056	17,567	206,623
Cash dividends, note 15(d)	—	—	—	—	—	—	(63,810)	(63,810)	—	(63,810)
Dividends of subsidiaries and other	—	—	—	—	—	—	(3)	(3)	(1,305)	(1,308)

Balances as of December 31, 2005 carried forward	94,382	471,912	(73,107)	140,693	269,527	83,302	298,113	1,190,440	101,515	1,291,955

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated cash flow statements
For the years ended December 2005, 2004 and 2003

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Cash flows from operating activities
Net income	194,853	141,512	90,910
Add (deduct)
Provision for loan losses	(6,356)	16,131	66,421
Depreciation and amortization	38,728	41,742	43,660
Amortization of goodwill	—	4,853	4,223
Provision for assets seized	16,959	14,639	13,588
Provision for sundry risks	5,567	9,819	2,022
Deferred income tax	(11,502)	(6,325)	4,410
Net gain on securities available-for-sale	(8,965)	(10,135)	(3,235)
Loss on sales of property, furniture and equipment	(1,875)	4,525	1,639
Translation result	9,597	(2,040)	3,675
Purchase (sale) of trading securities, net	22,843	(3,788)	506,358
Purchase of loan portfolio, note 2(b)	(353,769)	—	—
Changes in assets and liabilities:
Decrease (increase) in loans, net	161,236	(142,316)	136,994
Increase in other assets	13,906	69,427	36,510
Increase (decrease) in deposits and obligations, net	506,765	296,094	(418,569)
Increase (decrease) in due to banks and correspondents, net, note 12	523,149	130,369	(24,402)
Increase in other liabilities, net	146,688	139,626	90,435

Net cash provided by operating activities	1,257,824	704,133	554,639

Cash flows from investing activities
Acquisition of subsidiaries net of cash received, notes 2(d) and (e)	—	(4,900)	(17,100)
Disposal of Banco Tequendama S.A., net of cash disposed, note 2(c)	17,977	—	—
Net purchase of investments available-for-sale	(634,182)	(410,693)	(967,715)
Purchase of property, furniture and equipment	(48,769)	(41,087)	(29,919)
Sales of property, furniture and equipment	19,448	7,788	23,951

Net cash used in investing activities	(645,526)	(448,892)	(990,783)

Consolidated cash flow statements(continued)

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Cash flows from financing activities
Increase (decrease) in bonds issued	5,247	4,516	(71,518)
Sales of treasury stocks	—	263	—
Increase (decrease) from borrowed funds, note 12	290,905	26,446	(12,065)
Cash dividends	(63,810)	(31,900)	(23,922)

Net cash provided by (used in) financing activities	232,342	(675)	(107,505)

Translation loss on cash and cash equivalents	(29,286)	(24,165)	(23,681)

Net increase (decrease) in cash and cash equivalents	815,354	230,401	(567,330)
Cash and cash equivalents at the beginning of the year	1,845,461	1,615,060	2,182,390

Cash and cash equivalents at the end of the year	2,660,815	1,845,461	1,615,060

Supplementary cash flows information:
Cash paid during the year for -
Interests	171,495	158,414	165,710
Income taxes	47,760	43,866	59,064
Cash received during the year for -
Interests	594,358	548,512	541,703

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2005 and 2004

1.	Operations

Credicorp Ltd. (hereinafter “Credicorp” or “Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policy and administration of its subsidiaries.  It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries, provides a complete range of financial services and products throughout Peru and in selected international markets.  At December 31, 2005, the major subsidiary of the Group is Banco de Credito del Peru (hereinafter “BCP” or the “Bank”), a Peruvian universal bank.  The address of Credicorp’s main office is Calle Centenario Nº156, La Molina, Lima, Peru.

The consolidated financial statements as of and for the year ended December 31, 2004 have been approved in the General Shareholders’ Meeting dated March 31, 2005.  The accompanying consolidated financial statements as of and for the year ended December 31, 2005, have been approved by Management and will be submitted for approval at the Board of Directors and the General Shareholders’ Meeting that will occur within the period established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without modifications.

2.	Business developments

	(a)	Incorporation of a Private Pension Fund Management -

Credicorp’s Board of Directors Meeting held on November 25, 2004, approved that its subsidiary Grupo Credito S.A. will take part, as the principal shareholder, in the start-up of a new private pension fund management company, Administradora de Fondos de Pensiones - AFP (Prima AFP S.A.), which was incorporated on March 4, 2005.  As of December 31, 2005, the fair value of the funds under its administration amounts to US$255.2 million, note 3(b) (iv).

	(b)	Acquisition of the loan portfolio of Bank Boston N.A. Peru Subsidiary -

On January 2005, the BCP and the Bank of America, principal shareholders of United States Fleet Boston agreed to buy-sale the loans portfolio of the Bank Boston N.A.  Peruvian branch and the loan portfolio of Peruvians in United States Fleet Boston N.A., registering this operation at the acquisition cost.  BCP paid in cash approximately US$353.8 million for the loan portfolio, which comprised commercial loans, mortgage and leasing operations.  The acquisition date of the portfolio was January 24, 2005.

Notes to the consolidated financial statements (continued)

(c)	Sale of Banco Tequendama S.A. -

In March 2005, after the approval of the Colombian authorities, the Group completed the sale transaction of its 99.99 percent interest in its subsidiary Banco Tequendama S.A., for approximately US$32.5 million.  The effective date for this transaction was January 1st, 2005 and as result of the transaction, the Group did not record any significant gain.  In the years 2004 and 2003, the subsidiary operated in the banking segment and contributed to net income with US$1.9 and US$0.1 million, respectively.

The detail of assets and liabilities disposed and the disposal consideration are as follows:

2004

US$(000)
Cash and cash equivalents	14,571
Investments	68,029
Net loans	297,764
Other assets	17,926
Deposits	(290,465)
Borrowed funds	(58,266)
Other liabilities	(14,865)

Net assets	34,694
Cash proceeds from sale	32,548
Less - Cash and cash equivalents in subsidiary sold	(14,571)

Net cash inflows from sale	17,977

(d)	Acquisition of Corporación Novasalud Perú S.A. -

In March 2004, El Pacifico Peruano-Suiza Compañía de Seguros y Reaseguros S.A.A. (hereinafter “PPS”), a subsidiary of the Group, acquired a 100 percent interest in Corporacion Novasalud S.A., proprietary of a 100 percent of Novasalud Peru S.A. - Entidad Prestadora de Salud (hereinafter “Novasalud EPS”).  The amount paid for this purchase amounted to approximately US$6.5 million, generating goodwill of approximately US$5.9 million, note 10(c).  On March, 2004, the company was absorbed by Pacífico S.A. Entidad Prestadora de Salud.

(e)	Acquisition of Solucion Financiera de Crédito del Perú S.A. -

In March 2003, BCP acquired a 45 percent interest in its subsidiary Solucion Financiera de Credito del Peru S.A. (hereinafter “Financiera”), thus increasing its participation to 100 percent of Financiera’s capital stock.  The amount paid for the aforementioned purchase amounted to approximately US$17.1 million; generating goodwill of approximately US$8.0 million, note 10(c). On February 2004, the company was merged with Banco de Crédito del Peru.

Notes to the consolidated financial statements (continued)

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

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of significant events in notes to the consolidated financial statements.  Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.  Actual results could differ from those estimates.  The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for credit losses, the measurement of the financial instruments, the provision corresponding to technical reserves for claims and premiums, the provision for assets seized and the valuation of derivatives.  The accounting criteria used for each of these items are described below.

The accounting policies adopted are consistent with those of the previous year, except that the Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1st, 2005.  The adoption of the new and revised standards did not have a significant effect in the consolidated financial statements of Credicorp and, as result, it has not been necessary to amend the comparative figures.  In summary:

-	IAS 1 (revised in 2003) has affected mainly the presentation of minority interest as part of the net equity.

-	IAS 8, 10, 16, 17, 27, 28, 32, 33, 39 (all revised in 2003) and IAS 39 (revised in 2004) had no material effect on the Group’s policies.

-

IAS 21 (revised in 2003) had no material effect on the Group’s policy.  The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.  All the Group entities have the same functional currency as used in previous years.

-	IAS 24 (revised in 2003) has affected the identification of related parties and other related-party disclosures.

-	The adoption of IFRS 2 had no material effect for the consolidated financial statements.

Notes to the consolidated financial statements (continued)

-

The adoption of IFRS 3, IAS 36 (revised in 2004) and IAS 38 (revised in 2004) resulted in a change in the accounting policy for goodwill.  In accordance with the provisions of IFRS 3, see paragraph (m) below:

(i)	The Group ceased the amortization of goodwill from January 1st, 2005.

(ii)	Accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.

(iii)	From the year ended December 31, 2004 onwards, goodwill is tested annually for impairment.

-	The adoption of IFRS 4 does not require significant changes in the Group’s accounting policies.

-	The Group has reassessed the useful lives of its intangible assets in accordance with the provision of IAS 38 (revised in 2004). No adjustment resulted from this reassessment.

(b)	Consolidation -

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

The Group uses the purchase method of accounting to register the acquisition of subsidiaries.  The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.  The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Notes to the consolidated financial statements (continued)

The companies that comprise the Group as of December 31, 2005 and 2004, with an indication of the percentage owned directly and indirectly by Credicorp as of those dates, as well as other relevant information, based on the financial statements prepared in accordance with IFRS for consolidation purposes, before eliminations, except for the elimination of Credicorp´s treasury shares and the related dividends, are as follows:

	Percentage of participation		Assets		Liabilities		Shareholders’ equity		Net income (loss)

Equity	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	%	%	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Banco de Credito del Peru and Subsidiaries (i)	96.98	96.98	9,316,825	7,289,341	8,439,407	6,494,346	877,418	794,996	183,386	127,962
Atlantic Security Holding Corporation and Subsidiaries (ii)	100.00	100.00	1,052,386	821,738	949,757	729,297	102,629	92,441	13,483	13,293
El Pacifico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (iii)	75.72	75.72	809,968	698,938	614,215	527,662	195,753	171,276	11,653	12,379
Grupo Credito S.A. and Subsidiaries (iv)	99.99	99.99	74,252	62,091	5,684	5,156	68,567	56,934	(5,491)	1,908
Banco Tequendama and Subsidiaries, note 2(c)	—	99.99	—	398,289	—	367,574	—	30,714	—	1,910
CCV Inc. (v)	99.99	99.99	—	17,095	—	17,308	—	(213)	(244)	(198)
CCR Inc. (v)	99.99	99.99	282,124	86,136	280,000	85,441	2,124	695	(197)	74
Credicorp Securities Inc. (vi)	99.99	99.99	1,019	818	21	22	998	796	203	135

(i)

Banco de Credito (BCP) is a universal bank, incorporated in Peru in 1889, authorized to engage in banking activities by the Superintendence of Banking, Insurance and AFP (SBS), the Peruvian banking and insurance and AFP authority.

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

Notes to the consolidated financial statements (continued)

(iii)

El Pacifico Peruano-Suiza Compañia de Seguros y Reaseguros (PPS) is a Peruvian corporation, whose main activity is the issuance and administration of insurance for property and casualty and related activities, and also provides insurance for life, health and personal accidents.  Its main subsidiaries are El Pacifico Vida Compañía de Seguros y Reaseguros S.A. and Pacifico S.A. Entidad Prestadora de Salud (EPS), in which maintain a share of 61.99 percent and 100.00 percent, respectively.

(iv)

Grupo Crédito S.A. (formerly Inversiones Credito del Peru S.A.), is a Peruvian corporation incorporated on February 1987, whose main activity is to invest in listed and not listed securities in Peru. Since 2005, Group Crédito incorporated PRIMA AFP, a new subsidiary engaged in fund management activities as detailed in note 2(a), which as of December 31, 2005, had assets for an amount of approximately US$18.3 million, liabilities for US$2.8 million and a net loss of US$7.6 million. Additionally, the Company owns 100.00 percent of the shares of Soluciones en Procesamiento S.A. (Servicorp), an entity specialized in collection services.

(v)

CCV Inc. and CCR Inc., are special purposes entities incorporated in Bahamas in 2001, whose main activity is to manage the loans granted to BCP from foreign financial entities, note 12(b), which are collateralized by transactions realized by the Bank.

(vi)

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

Financial statements of each of the Credicorp’s subsidiaries are measured using the currency of the country in which each entity operates.  Their financial statements are translated into U.S. Dollars (functional and presentation currency) as follows:

-	Monetary assets and liabilities for each balance sheet presented are translated at the free market exchange rate at the date of that balance sheet.

-	Non-monetary accounts for each balance sheet presented are translated at the free market exchange rate at the date of the transactions.

Notes to the consolidated financial statements (continued)

-	Income and expenses, except for those related to non-monetary assets, are translated monthly at average exchange rate.

All resulting translation differences are recognized in the consolidated income statement.

(d)	Income and expense recognition from banking activities -

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

Commission income is recognized on an accrual basis when earned. All other revenues and expenses are recognized on an accrual basis as earned or incurred.

(e)	Income and expense recognition from insurance activities -

Premiums from long-term contracts, mainly life insurance, are recognized as revenue when due.  Premiums from short-term insurance contracts, mainly credit, accident and health policies, are earned over the related contract period.  In this regard, a reserve for unearned premiums is recorded representing the unexpired portion of premium coverage on the basis of annual renewals.

The reserve for unearned premiums is calculated on an individual basis for each policy or coverage certificate, applying to the insurance premiums (direct insurance and reinsurance accepted premiums less ceded premiums), net of commissions and taxes, the unearned portion of the total risk (in number of days).

The Management, on the basis of periodical reviews of the clients’ portfolio, determines the allowance for doubtful accounts related to premiums and installments outstanding.

Casualty claims are recorded when the event occurs.  The incurred but not reported claims (IBNR) are estimated and reflected as a liability.  The IBNR reserves as of December 31, 2005 and 2004 have been estimated using generally accepted actuarial reserving methods that take into account the statistical analyses of historical loss experience data, the use of projection methods and, as appropriate, certain qualitative factors to reflect the effect of current conditions or trends upon such experience.  Management considers that the estimated amount is sufficient to cover any liability related to IBNR as of December 31, 2005 and 2004.

Notes to the consolidated financial statements (continued)

In determining insurance policy reserves for life and non life insurances, the Group performs a continuing review of its overall position, its reserving techniques and its reinsurance.  A qualified actuary employed by the Group also reviews the reserves periodically.  Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves.  The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed.

Reserves for life insurance policies are estimated using a net level premium method on the basis of actuarial assumptions as to mortality and interest established at product design.  The mortality assumptions established at product design are based on experience which, together with interest assumptions, includes a margin for adverse deviation.  Additional reserves for specific future benefits, like participating life policies, endowment and return of premium policies are computed based on prior years experience and current reasonable expected future trends of the insurance market.  Benefit liabilities for annuities during the accumulation period are equal to accumulated contract holders’ fund balances and after annuitization are equal to the present value of expected future payments.

The registered technical reserves are regularly subject to liability adequacy test with the object of determining their sufficiency regarding the projections of all the future cash flows of valid contracts.  If, as a consequence of this test, it is manifested that the reserves are insufficient, then they are adjusted and the effect is recorded in the operating results of the period.

Policyholders’ funds for universal life are considered in the computation of the life insurance reserves.  Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders’ account balances.

Policy acquisition costs (commissions) that are variable and primarily related to the acquisition of new and renewal insurance contracts are deferred and amortized over the respective policy terms.  The recoverability of deferred policy acquisition costs are reviewed annually.

(f)	Loans and allowance for credit losses -

Direct loans are recorded when disbursement of funds to the clients are made.  Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued.  Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

Notes to the consolidated financial statements (continued)

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

All loans considered impaired (the ones classified as substandard, doubtful and loss) are analyzed by the Groups’ management, taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan.  The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure, less cost for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group in order to reduce any differences between loss estimates and actual loss experience.

When a loan is uncollectible, it is written off against the related provision for loan impairment.  Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined.  Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the consolidated income statements.

Notes to the consolidated financial statements (continued)

(g)	Leasing transactions -

The Group only grants finance leases and recognizes the present value of the lease payments as a loan.  The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest.  Lease income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

(h)	Investments -

The purchases and sales of investments are recognized at the date of the negotiation (trade date) that corresponds to the date in which the Group commits itself to buy or sell the assets.

Investments acquired, including those directly from the issuer, mainly with the purpose of generating profits based on short-term price fluctuations, and are considered as financial assets at fair value through profit or loss (hereinafter “trading securities”).  Investments available-for-sale are those intended to be held for an indefinite period, which may be sold in response to liquidity needs or changes in the interest rates, exchange rates or equity prices.

Trading investments and investments available-for-sale are initially recognized at cost, including the inherent costs of the transaction and are subsequently adjusted to their estimated fair value.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.  All related realized and unrealized gains and losses of trading securities are included in the income statement.  Unrealized gains and losses arising from changes in the fair value of securities classified as investments available-for-sale are recognized in equity, net of the related deferred income taxes.  Unrealized gains or losses are recognized in income of the year when the investments available-for-sale is sold.

The Group determines that an available-for-sale investment is impaired when there has been a significant or prolonged decline in the fair value below its cost.  The determination of what is significant or prolonged requires the Management’s judgment.  In making this judgment, the Group evaluates among other factors, the normal volatility in share price, evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.  When a permanent impairment is present, the related unrealized loss is recognized in the consolidated income statement.

(i)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

Notes to the consolidated financial statements (continued)

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

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Computer hardware	4
Vehicles and equipment	5

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s net identifiable assets of the acquired subsidiary undertaking at the date of acquisition.  Goodwill is tested annually for impairment to assess whether the carrying amount is fully recoverable.  A write down is made if the carrying amount exceeds the recoverable amount.  Goodwill is allocated to cash-generating units for impairment testing purposes.

In accordance with the disposals of IFRS 3, since January 1st, 2005, the Group has ceased the amortization of goodwill.  The accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.

Notes to the consolidated financial statements (continued)

As of December 31, 2004, goodwill amortization was calculated using the straight-line method, with the followings estimated useful life:

Years

ASHC and PPS	20
Solucion Financiera de Credito del Peru S.A.	5
Corporacion Novasalud S.A.	7

(n)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for importation and exportation transactions, whose obligations have been accepted by the banks.  The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(o)	Bonds issued -

Liabilities arising from the issuance of subordinated bonds, leasing bonds, mortgage bonds and mortgage notes are recorded at their face value and the corresponding interest is recognized in the consolidated income statements on an accrual basis.  Bond discounts or premiums determined at issuance are deferred and amortized over the term of the bonds using the effective interest method.

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

Workers’ profit sharing and income tax are computed based on individual financial statements of Credicorp and each one of its subsidiaries.

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

Notes to the consolidated financial statements (continued)

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

Basic and diluted earnings per share are calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.  For the years ending December 31, 2005, 2004 and 2003 Credicorp has no financial instruments with dilutive effects.  Therefore, basic and diluted earnings per share are the same for all years presented.

(t)	Stock appreciation rights -

The Group has granted supplementary profit sharing participation to certain executives and employees who have at least one year of service in Credicorp or any of its subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp’s shares.  Such SARs options are granted at the market price of the shares of Credicorp on the date of the grant and are exercisable at that price, allowing the worker to obtain a gain from the difference between the fixed exercise price of the share at the date of execution and the fixed exercise price, note 17.

Expense recognized in income for the year corresponds to the fair value of the appreciation rights at the consolidated balance sheet date.  When Credicorp reprises or changes the terms of the SARs, the additional compensation expense is recorded for an amount equal to the difference between the new exercise price and the market price of the underlying shares.

(u)	Derivative financial instruments -

Trading -

Most transactions with derivatives, while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as trading derivatives.

Derivative financial instruments are initially recognized in the consolidated balance sheet at cost and subsequently are remeasured at their fair value.  Fair values are obtained based on the market exchange rates or interest rates.  All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.  Gain and losses for changes in their fair value are recorded in the consolidated income statements.

Notes to the consolidated financial statements (continued)

Hedge -

To qualify as a hedge, a derivate must be highly effective in offsetting the risk designated as being hedged.  The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions.

The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to such ineffectiveness, as well as subsequent changes in fair value, are recognized as income in the consolidated financial statements.

As of December 31, 2005, the Group has only one derivative that qualifies for hedge purposes, see note 18(e), which is an interest rate swap, classified as a cash flow hedge.  The effective portion of changes in the fair value of this derivative is recognized in equity, the gain or loss relating to the ineffective portion is recognized immediately in the consolidated income of statement.  Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item affects profit or loss.

(v)	Segment reporting -

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.  A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environment, note 22.

(w)	Fiduciary activities -

The Group provides custody, trustee, investment management, and advisory services to third parties that result in the holding or placing of assets on behalf of them.  These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group.

(x)	Cash and cash equivalents -

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including: cash and balances with central banks, overnight deposits and amounts due from banks.

(y)	Reclassifications -

When necessary, comparative figures have been reclassified to conform to current year presentation.

Notes to the consolidated financial statements (continued)

	(z)	Recently issued International Financial Reporting Standards -

IFRS 7 - Financial Instruments - Disclosures -

The objective of this IFRS is to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance; to understand the nature extent of risk arising from financial instruments to which the entity is exposed and how the entity manages those risks.  This standard is effective for annual periods beginning on or after January 1st, 2007, and replaces the disclosures about financial instruments currently required by IAS 32.

4.	Cash and due from banks

	(a)	This item is made up as follows:

	2005	2004

	US$(000)	US$(000)
Cash and clearing	361,490	251,561
Deposits in Peruvian Central Bank - BCRP	1,599,153	1,100,450
Deposits in banks	693,601	486,403

	2,654,244	1,838,414
Accrued interest	6,571	7,047

Total	2,660,815	1,845,461

(b)

As of December 31, 2005 and 2004, cash and due from banks balances include approximately US$1,288.9 and US$1,100.5 million, respectively, mainly from Banco de Credito del Peru, which represent the legal reserve that the Peruvian banks must maintain for its obligations with the public.  These funds are deposited in the vaults of the Bank and in the BCRP, and are within the limits established by prevailing legislation.  In addition, as of December 31, 2005, the cash and clearing caption includes US$450.0 million, of an overnight operation deposited in the BCRP, this operation earned interest at a nominal rate of 3.97 percent and had a 3 day maturity.

Reserve funds kept in BCRP do not earn interest, except for the part of the demandable reserve in foreign currency that exceeds the minimum legal reserve.  As of December 31, 2005, the monthly excess amounts to approximately US$975.8 million and earns interest in U.S. Dollars at an annual rate of 2.25 percent (approximately US$849.5 million and earned interest in U.S. Dollars at an annual average rate of 2.24 percent as of December 31, 2004).

Notes to the consolidated financial statements (continued)

5.	Trading securities

	(a)	This item is made up as follows:

	2005	2004

	US$(000)	US$(000)
Shares -
Listed equity securities (b)	45,487	10,979

Bonds and similar instruments -
Corporate and leasing bonds	8,442	1,708
Peruvian treasury bonds (c)	5,361	33,731
Bank certificates	662	2,116
Participation in mutual funds	655	549
Investments in foreign financial institutions	17	10,590
International government treasury bonds	—	5,517
Colombian treasury bonds (d)	—	36,898

	15,137	91,109

	60,624	102,088
Accrued interest	161	446

Total	60,785	102,534

(b)

Correspond mainly to shares listed in the Peruvian Stock Market, which included US$25.9, US$9.2 and US$3.2 million of the companies Energia del Sur S.A.A., Cementos Lima S.A., and Mineras del Sur S.A. shares, respectively (as of December 31, 2004, included approximately US$1.9, US$1.4 and US$1.3 million of Minera Cerro Verde S.A., Minera del Sur S.A. and Edelnor S.A. shares, respectively).

(c)

The Peruvian treasury bonds represent to sovereign debt issued in Peruvian currency by the Economic and Financial Ministry of Peru, have an active market quotation in the Peruvian market and are traded daily with third parties.  As of December 31, 2005, these bonds accrued interest at annual rates that ranged between 1.53 and 5.96 percent (between 4.98 and 7.20 percent in 2004) and have maturities between August 2006 and January 2035 (between June 2005 and October 2007 as of December 31, 2004).

(d)

As of December 31, 2004, Banco Tequendama S.A., a subsidiary of the Group at such date, note 2(c), had as trading securities, Bonds issued by the National Treasury Direction and the Colombian Republic.  These bonds accrued annual interest ranging from 1.81 and 12.95 percent and had maturities between June 2005 and August 2012.

Notes to the consolidated financial statements (continued)

6.	Investments available-for-sale

	(a)	This item is made up as follows:

	2005				2004

	Unrealized gross amount				Unrealized gross amount

	Amortized cost	Gains	Losses	Estimated market value	Amortized Cost	Gains	Losses	Estimated market value

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Fixed maturity -
BCRP deposit certificates (c)	1,148,303	184	(2,672)	1,145,815	681,658	932	(172)	682,418
Corporate, leasing and subordinated bonds (d)	599,191	9,835	(5,133)	603,893	546,570	11,080	(1,558)	556,092
Government treasury bonds (e)	543,745	25,731	(2,363)	567,113	435,652	21,435	(1,044)	456,043
Bonds from international financial institutions (f)	112,184	213	(213)	112,184	78,623	219	(4)	78,838
Participation in mutual funds	82,038	6,000	(691)	87,347	68,911	4,109	(190)	72,830
Participation in RAL’s funds (g)	56,073	—	—	56,073	41,355	—	—	41,355
Negotiable deposit certificates	36,872	762	(12)	37,622	22,456	1	—	22,457
Commercial papers	5,519	—	(4)	5,515	31,015	37	—	31,052
Debt issued by Central Banks of other countries	—	—	—	—	3,293	148	(171)	3,270
Other	16,349	278	(142)	16,485	2,612	84	(271)	2,425

	2,600,274	43,003	(11,230)	2,632,047	1,912,145	38,045	(3,410)	1,946,780

Shares -
Listed securities (h)	52,741	87,141	(336)	139,546	52,045	67,112	(305)	118,852
Non-listed securities	36,445	3,972	(413)	40,004	49,271	2,256	—	51,527

	89,186	91,113	(749)	179,550	101,316	69,368	(305)	170,379

	2,689,460	134,116	(11,979)	2,811,597	2,013,461	107,413	(3,715)	2,117,159

Accrued interest				16,076				11,363

Total				2,827,673				2,128,522

Notes to the consolidated financial statements (continued)

(b)	The movement of “Other reserves” in equity includes the net change in the realized and unrealized gains and losses, net of deferred taxes, and the provision for impairment. This caption is as follows:

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Net unrealized gains	7,121	56,746	18,844
Net realized gains	1,572	1,365	7,265
Permanent impairment on investments	—	—	(18,666)

(c)

BCRP deposit certificates are discounted Peruvian currency instruments with maturities due within one year.  These certificates have been acquired in public auctions.  Annual interest rates in Peruvian currency range between 3.75 and 6.35 percent as of December 31, 2005 (between 3.21 and 5.62 percent as of December 31, 2004) with maturities between January 2006 and June 2008.  As of December 31, 2005, the Group has entered into BCRP - Repo transactions in Peruvian currency with its clients using these securities, for approximately US$592.5 million.  These operations earn an effective annual interest rate range between 3.55 and 6.23 annual percent and with maturities between January 2006 and February 2008.

(d)

As of December 31, 2005, comprise corporate bonds by US$598.1 million, leasing bonds by US$1.8 million and subordinated bonds by US$4.0 million (US$532.2, US$19.8 and US$4.1 million, respectively, as December 31, 2004), with maturities between January 2006 and November 2035.  These bonds accrue interests at annual effective rates that range between 2.92 and 8.00 percent for the bonds denominated in Peruvian currency (between 4.75 and 6.34 percent in 2004), and between 2.23 and 12.03 percent for the bonds denominated in U.S. Dollars (between 2.01 and 9.50 percent in 2004).

(e)

Includes principally credit instruments for US$179.7, US$308.9 and US$18.7 million issued by US Government agencies, the Peruvian Government and the Government of El Salvador, respectively, as of December 31, 2005 (US$181.3, US$186.7 and US$35.7 million, respectively, as of December 31, 2004).  Their maturities are between January 2006 and August 2038 at annual interest rates that range between 1.83 and 11.25 percent (between 2.58 and 7.43 percent in 2004).

(f)

Comprise mainly of US$90.8 and US$18.7 million of debt instruments issued in U.S. Dollars by Corporacion Andina de Fomento - CAF and by Fondo Latinoamericano de Reservas - FLAR, respectively (US$59.2 and US$16.5 million, respectively, as of December 31, 2004).  Such bonds have maturities between February 2006 and January 2023.  Annual interest rates are between 4.08 and 5.26 percent (between 4.01 and 7.79 percent in 2004).

(g)

The participation quotas in the Fund “Requirement of Cash Assets” (RAL for its Spanish denomination), stated in Bolivian pesos, comprises investments made by the Group in the Central Bank of Bolivia as collateral for the deposits maintained with the public.  Such fund has restrictions for its use and it is required for all the banks established in Bolivia.  The fund accrues interest at an average annual rate of 1.6 percent (1.4 percent in 2004).

Notes to the consolidated financial statements (continued)

(h)	The amortized cost and market value of the investments available-for-sale classified by maturity are as follows:

	2005		2004

	Amortized cost	Market value	Amortized cost	Market value

	US$(000)	US$(000)	US$(000)	US$(000)
Up to 3 months	544,449	549,215	284,127	288,320
From 3 months to 1 year	1,005,977	1,003,580	726,921	729,165
From 1 to 5 years	495,999	496,489	533,152	538,176
Over 5 years	553,849	582,762	367,945	391,119
Without maturity (shares)	89,186	179,551	101,316	170,379

Total	2,689,460	2,811,597	2,013,461	2,117,159

7.	Net loans

	(a)	This item is made up as follows:

	2005	2004

	US$(000)	US$(000)
Direct loans
Loans	3,567,970	3,245,007
Leasing receivables	564,575	424,902
Credit card receivables	297,673	262,824
Discount notes	213,232	183,519
Factoring receivables	87,757	58,116
Advances and overdrafts	49,283	48,506
Refinanced and restructured loans	175,211	243,892
Past due and under legal collection loans	95,769	159,057

	5,051,470	4,625,823
Add (less) -
Accrued interest	41,280	30,711
Unearned interest	(78,495)	(66,805)
Allowance for credit losses (f)	(197,495)	(253,408)

Total direct loans, net	4,816,760	4,336,321

Indirect loans, note 18(a)	1,220,946	889,119

Notes to the consolidated financial statements (continued)

(b)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

(c)	As of December 31, 2005 and 2004, the Group’s direct loan portfolio is distributed among the following economic sectors:

	2005	%	2004	%

	US$(000)		US$(000)
Sector
Manufacturing	1,449,600	28.7	1,376,874	29.8
Mortgage loans	842,779	16.7	656,420	14.2
Commerce	697,337	13.8	523,574	11.3
Consumer loans	378,177	7.5	298,387	6.5
Leaseholds and real estate activities	258,010	5.1	224,745	4.9
Micro-business	226,513	4.5	172,347	3.7
Mining	223,447	4.4	194,022	4.2
Communications, storage and transportation	216,547	4.3	181,018	3.9
Electricity, gas and water	192,141	3.8	248,571	5.4
Agriculture	155,116	3.1	160,167	3.5
Fishing	117,247	2.3	68,604	1.5
Financial services	105,515	2.1	90,042	1.9
Education, health and other services	70,925	1.4	62,341	1.3
Construction	68,946	1.4	72,879	1.6
Other	49,170	0.9	295,832	6.3

Total	5,051,470	100.0	4,625,823	100.0

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2005 and 2004, the credit risk classification of the Group’s loan portfolio is as follows:

	2005						2004

Risk category	Direct credits	%	Indirect credits	%	Total	%	Direct credits	%	Indirect credits	%	Total	%

	US$(000)		US$(000)		US$(000)		US$(000)		US$(000)		US$(000)
Normal	4,352,214	86.2	1,137,033	93.1	5,489,247	87.5	3,786,778	81.9	814,390	91.6	4,601,168	83.4
Potential problems	397,387	7.9	68,333	5.6	465,720	7.4	336,619	7.3	52,800	5.9	389,419	7.1
Substandard	82,858	1.6	9,284	0.8	92,142	1.5	195,062	4.2	12,956	1.5	208,018	3.8
Doubtful	146,898	2.9	4,694	0.4	151,592	2.4	184,206	4.0	7,312	0.8	191,518	3.5
Loss	72,113	1.4	1,602	0.1	73,715	1.2	123,158	2.6	1,661	0.2	124,819	2.2

	5,051,470	100.0	1,220,946	100.0	6,272,416	100.0	4,625,823	100.0	889,119	100.0	5,514,942	100.0

(e)	As of December 31, 2005 and 2004, the Group’s structure of its direct loan portfolio by the country in which its clients are located is as follows:

	2005	2004

	US$(000)	US$(000)
Country -
Peru	4,601,400	3,877,782
Bolivia	366,945	335,460
Colombia	10,955	315,641
Other	72,170	96,940

Total	5,051,470	4,625,823

Notes to the consolidated financial statements (continued)

(f)	The movement in the allowance for credit losses (direct and indirect credit) is shown below:

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Balances as of January 1st	271,873	326,677	424,031
Provision	(6,356)	16,131	66,421
Recoveries of written-off loans	35,032	32,287	17,416
Allowance disposal related to the sale of Banco Tequendama, note 2(c)	(9,024)	—	—
Loan portfolio written-off	(77,434)	(120,150)	(185,688)
Translation result	4,545	16,928	4,497

Balance as of December 31	218,636	271,873	326,677

(*)

The movement in the allowance for credit losses includes the allowance for direct and indirect credits for approximately US$197.5 and US$21.1 million, respectively, as of December 31, 2005 (approximately US$253.4 and US$18.5 million, respectively, as of December 31, 2004).  The allowance for indirect credit losses is included in the “Other liabilities” caption of the consolidated balance sheet, note 10(a).

In Management’s opinion, the allowance for credit losses recorded as of December 31, 2005 and 2004 has been established in accordance with IAS 39 and it is sufficient to cover the losses on the loans portfolio, note 3(f).

(g)

An important part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, credit instruments, financial instruments, industrial pledges and mercantile pledges.

(h)	As of December 31, 2005 and 2004, the direct gross loan portfolio classified by maturity, based in the remaining period to the repayment date is as follows:

	2005	2004

	US$(000)	US$(000)
Outstanding loans -
Up to 1 year	3,029,773	2,747,013
From 1 to 5 years	1,237,128	1,168,375
Over 5 years	688,800	551,378
Past due loans -
Up to 4 months	3,644	11,572
Over 4 months	44,664	66,723
Under legal collection loans	47,461	80,762

Total	5,051,470	4,625,823

Interest on past due loans and loans in legal collection are recognized when collected.  The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount approximately US$25.8 and US$34.8 million as of December 31, 2005 and 2004, respectively.

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net

	(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended 2005 and 2004, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2005	2004

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost -
Balance as of January 1st	29,350	253,793	77,795	68,644	161,401	12,455	6,801	610,239	620,954
Assets retired related to the sell of Banco Tequendama	(105)	(908)	—	(4,003)	(5,198)	(167)	—	(10,381)	—
Additions	4,232	3,534	5,141	1,604	14,199	2,082	17,977	48,769	39,328
Sales and transfers	(3,748)	(1,068)	(1,946)	(724)	(1,618)	(371)	(12,832)	(22,307)	(50,043)

Balance as of December 31	29,729	255,351	80,990	65,521	168,784	13,999	11,946	626,320	610,239

Accumulated depreciation -
Balance as of January 1st	—	126,520	46,143	52,198	134,448	4,218	—	363,527	356,422
Assets retired related to the sell of Banco Tequendama	—	(651)	—	(3,638)	(4,976)	(167)	—	(9,432)	—
Additions	—	7,294	6,300	3,689	11,991	1,285	—	30,559	32,581
Sales and transfers	—	(3,533)	(1,152)	(269)	(1,360)	(319)	—	(6,633)	(25,476)

Balance as of December 31	—	129,630	51,291	51,980	140,103	5,017	—	378,021	363,527

Net book value	29,729	125,721	29,699	13,541	28,681	8,982	11,946	248,299	246,712

Notes to the consolidated financial statements (continued)

	(b)	Banks, financial institutions and insurance companies located in Peru are not allowed to pledge their fixed assets.

(c)

As of December 31, 2005, Credicorp and its Subsidiaries have property available for sale for US$27.1 million approximately, net of its accumulated depreciation amounted US$9.8 million approximately (US$58.9 and US$23.9 million, respectively, as of December 31, 2004).

9.	Assets seized, net

(a)

As of December 31, 2005 and 2004, this caption includes land, buildings, machinery and equipment received in payment of loans.  Assets seized were recorded at the lower of cost or estimated fair values determined on the basis of technical third party appraisals.  This item is made up as follows:

	2005	2004

	US$(000)	US$(000)
Assets seized	71,469	99,539
Reserve	(32,096)	(34,666)

Total	39,373	64,873

(b)	The changes in the reserve for assets seized as of December 31, 2005, 2004 and 2003 are summarized as follows:

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Balances as of January 1st	34,666	35,047	27,067
Provision	16,959	14,639	13,588
Assets retired related to the sell of Banco Tequendama, note 2(c)	(1,678)	—	—
Sold assets	(17,851)	(15,020)	(5,608)

Balances as of December 31	32,096	34,666	35,047

Notes to the consolidated financial statements (continued)

10.	Other assets and other liabilities

	(a)	These items are made up as follows:

	2005	2004

	US$(000)	US$(000)
Other assets -
Accounts receivable	40,370	46,415
Deferred expenses (b)	36,890	19,193
Goodwill (c)	33,557	33,557
Deferred income tax asset, note 16(c)	26,538	16,185
Operations in process (d)	37,347	30,999
Intangible assets, net (e)	24,661	18,839
Income tax prepayments	11,024	26,928
Insurance deferred acquisition fees	10,588	5,649
Derivatives receivable, note 18(e)	8,829	9,624
Other	8,126	11,995

Total	237,930	219,384

Other liabilities -
Payroll salaries and other personnel expenses	60,802	45,295
Accounts payable	57,185	87,026
Operations in process (d)	56,142	25,169
Contributions	30,781	13,361
Deferred income tax liability, note 16(c)	30,734	30,414
Allowance for indirect credit losses, note 7(f)	21,141	18,465
Provision for sundry risks (f)	18,768	19,379
Derivatives payable, note 18(e)	8,019	4,760

Total	283,572	243,869

(b)

During 2005, the increase in the caption is due to the effect of approximately of the Value-Added-Tax credit related to the purchase for leasing operations for approximately US$14.1 million as of December 31, 2005 (US$0.3 million as of December 31, 2004).

Notes to the consolidated financial statements (continued)

(c)	The movement of goodwill for the years 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Cost -
Balance as of January 1st	33,557	55,922	47,930
Additions, note 2(d) and (e)	—	5,900	7,992

Balances as of December 31	33,557	61,822	55,922

Accumulated amortization -
Balance as of January 1st	—	23,412	19,189
Additions	—	4,853	4,223

Balances as of December 31	—	28,265	23,412

Net cost	33,557	33,557	32,510

(d)

Operations in process include deposits received, loans disbursed, payments collected, funds transferred and other similar types of transactions, which are realized at the end of the month and not reclassified to their final balance sheets accounts until the beginning days of the following month.  These transactions do not affect the Group’s net income.

(e)	Intangible assets comprise mainly internal development and acquired software licenses used in the Group’s operations.

(f)	The movement of the provision for sundry risks for the years 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Balances as of January 1st	19,379	10,078	11,942
Provision, note 20	5,567	9,819	2,022
Deductions	(6,178)	(518)	(3,886)

Balances as of December 31	18,768	19,379	10,078

This provision mainly comprises the provision for probably losses to complement insurance coverage corresponding to claims not covered by insurance companies, the provisions for the estimated losses in legal actions against the Group and other similar obligations, which have been recorded based on Management’s and its legal advisors estimates.

Notes to the consolidated financial statements (continued)

11.	Deposits and obligations

	(a)	This item is made up as follows:

	2005	2004

	US$(000)	US$(000)
Non-interest bearing deposits and obligations -
In Peru	1,248,113	980,091
In other countries	423,508	239,604

	1,671,621	1,219,695

Interest bearing deposits and obligations -
In Peru	4,031,231	3,606,204
In other countries	1,364,902	1,445,073

	5,396,133	5,051,277

	7,067,754	6,270,972
Interest payable	25,674	25,227

Total	7,093,428	6,296,199

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in such accounts.  Additionally, according to such policy, it was established that the balances that were lower than a specified amount, for each type of account, do not bear interest.

(b)	As of December 31, 2005 and 2004, the balance of deposits and obligations by type of transaction is made up as follows:

	2005	2004

	US$(000)	US$(000)
Time deposits	2,459,907	2,352,200
Demand deposits	1,801,314	1,750,277
Saving deposits	2,105,364	1,583,502
Severance indemnity deposits	654,791	530,683
Bank certificates	46,378	54,310

Total	7,067,754	6,270,972

(c)

As of December 31, 2005, the total amount of individual time deposits and bank certificates that exceed US$100,000 are approximately US$1,095.7 and US$7.9 million, respectively (US$1,520.3 and US$11.5 million, respectively, as of December 31, 2004).

Notes to the consolidated financial statements (continued)

(d)	Interest rates applied to different deposits and obligations accounts are determined by the Group considering interest rates prevailing in the market in which the subsidiaries operate.

(e)	The time deposits balance classified by maturity is made up as follows:

	2005	2004

	US$(000)	US$(000)
Up to 1 year	1,954,530	1,646,208
From 1 to 5 years	367,076	705,936
More than 5 years	138,301	56

Total	2,459,907	2,352,200

12.	Borrowed funds

	(a)	This item is made up as follows:

	2005	2004

	US$(000)	US$(000)
Borrowed funds (b)	500,027	209,122
Due to banks and correspondents -
BCRP - Repo transactions (c)	510,593	—
Promotional credit lines (d)	212,133	121,561
Interbank funds	78,542	98,688

	1,301,295	429,371
Interest payable	2,076	1,681

Total	1,303,371	431,052

(b)	The balance of the liabilities with banks and correspondents correspond to the following operations:

	2005	2004

	US$(000)	US$(000)
CCR Inc. MT-100, Payment rights master Trust -
2005 Series A and B (i)	280,000	—
2001 Series A (ii)	—	51,300
CCV Inc. Bankers Trust	—	17,200
Banco Wiese Sudameris	24,874	—
Other (iii)	195,153	140,622

Total	500,027	209,122

Notes to the consolidated financial statements (continued)

(i)

Amount owed from the loan transaction made by the BCP in November 2005 for US$230.0 million, related to Series 2005-A Floating Rate Certificates due 2012, and US$50.0 million related to Series 2005-B Floating Rate Certificates due 2009.  The loan is secured by the collection of BCP’s future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct correspondent bank to make a payment of a certain amount to a beneficiary that is not a financial institution.  In this transaction, Wilmingtong Trust Company acted as Trustee under the trust agreement and Bank of New York as Indenture Trustee and administrator of the contract.  The certificates bear a variable interest rate of one month Libor plus 0.21 percent for the 2005-A Series and one month Libor plus 0.60 percent for the Series 2005-B.  As of December 31, 2005, the balance of this obligation amounts to US$280.0 million.  A portion (70 percent), of the loan, subject to variable interest rate risk, has been hedged through an interest rate swap hedge operation for a notional amount of US$196.0 million, note 18(e).

In addition, for the US$230.0 million Series 2005-A, BCP has signed an insurance policy with AMBAC Assurance Corporation which guarantees the timely payment of scheduled principal and certain accrued interest to pay the monthly payments with maturities through November 2012, the insurance policy cost is equivalent to an annual fixed interest rate of 0.75 percent of the principal.

(ii)

As of December 31, 2004, it corresponded to the outstanding balance owed from a loan transaction made by BCP in January 2001 amounting to US$100 million, with maturities through January 2008.  This transaction was fully amortized by the BCP in November 2005, for an amount of US$38.1 million.  The cancellation of this operation did not require the payment of any penalty or commission.  This transaction was secured by the future collection of the orders of payment in U.S. Dollars related to the transfers of funds received from banks located outside Peru associated with the Society for Worldwide Interbank Financial Telecommunications (SWIFT).  In this transaction, ING Barings acted as trustee.

(iii)

As of December 31, 2005, the caption comprises loans from international financial institutions as the Banco Latinoamericano de Exportacion (BLADEX) and from the Corporacion Andina de Fomento (CAF) by and amounted of to US$100.0 and US$50.0 million, respectively.  As of December 31, 2004, this caption was comprised mainly by loans from Colombian financial entities and from Nederlandse Financierings - Maatschappij voor Ontwikkenlings N.V. - FMO for US$32.0 million and US$34.0 million, respectively.

Notes to the consolidated financial statements (continued)

(c)

As of December 31, 2005, BCP had BCRP - Repo transactions with the Peruvian Central Bank (BCRP), which earned annual interest rates that fluctuated between 3.23 and 3.32 percent, with 3 day maturities.

(d)

Promotional credit lines represent loans granted to BCP by Corporacion Financiera de Desarrollo (COFIDE) and Banco Interamericano de Desarrollo (BID), for promoting the development of the Republic of Peru.  As of December 31, 2005 and 2004, these credit lines are guaranteed with a loan portfolio amounting to US$212.1 and US$121.6 million, respectively, and include covenants specifying the use of funds, financial conditions that the borrower must maintain and other administrative matters.

(e)	As of December 31, 2005 and 2004, maturities of borrowed funds are shown below, based in the remaining period to the repayment date:

	2005	2004

	US$(000)	US$(000)
Up to 1 year	878,237	233,951
From 1 to 5 years	49,365	101,223
Over 5 years	373,693	94,197

Total	1,301,295	429,371

(f)

As of December 31, 2005, the Group has credit lines granted by several local and foreign financial institutions amounted to US$787.3 millions (US$902.0 millions as of December 31, 2004) that are available for future operating activities or to settle capital commitments.

13.	Reserve for insurance claims

	(a)	This item is made up as follows:

	2005	2004

	US$(000)	US$(000)
Reserves for:
Life insurance (b)	381,910	321,739
Claims (c)	55,034	53,607
Incurred but not reported claims (IBNR)	24,180	18,448
Health services	3,454	4,645

Total	464,578	398,439

Notes to the consolidated financial statements (continued)

(b)

As of December 31, 2005, mainly comprise technical reserves for life annuity and private pension fund insurance for US$221.0 million and US$110.1 million, respectively (US$176.0 million and US$109.1 million, respectively, as of December 31, 2004).

The movement for the years 2005 and 2004 of life insurance reserves is as follows:

	2005	2004

	US$(000)	US$(000)
Balance as of January 1st	321,739	227,549
Insurance subscriptions	70,009	87,193
Accretion expense	14,831	19,153
Payments	(19,130)	(18,354)
Translation result	(5,539)	6,198

Balance as of December 31	381,910	321,739

No additional reserves were needed as a result of the liability adequacy test.  Main assumptions used in estimation of annuities and disability and survivor reserves as of December 31, 2005 and 2004, are the following:

Modality	Mortality Table	Technical rates

Annuities	RV 2004 and B-85	3% - 5.45%
Disability and survivor	MI-85M and 85F	3%

Mortality tables are those recommended by the Peruvian regulators.

According to management estimates as of December 31, 2005, a potential increase or decrease of 100 bps over the technical rates used to discount the reserves of annuities, would originate a decrease or an increase in those annuities of approximately US$20.1 million and US$23.9 million, respectively.  The net effect of these changes in the shareholders’ equity and in the net income of the year, attributable to the shareholders of Credicorp, would represent an increase and a decrease of approximately US$7.4 million and US$6.2 million, respectively.

Notes to the consolidated financial statements (continued)

(c)	Movement for claims reserves for years 2005 and 2004 are as follows:

Life insurance	2005	2004

Balance as of January 1st	27,319	21,567
New claims	18,714	12,758
Payments	(16,913)	(8,217)
Translation result	(1,026)	1,211
Balance as of December 31	28,094	27,319
Property and casualty insurance
Balance as of January 1st	26,288	24,135
New claims	60,177	56,292
Payments	(59,044)	(54,904)
Translation result	(481)	765
Balance as of December 31	26,940	26,288
Total claims reserve	55,034	53,607

14.	Bonds issued

	(a)	This item is made up as follows:

	Weighted average annual interest rate %	Maturity	2005	2004

			US$(000)	US$(000)
Corporate bonds	5.89	Between April 2006 and November 2012	86,413	75,382
Leasing bonds	5.59	Between July 2006 and November 2010	219,564	220,491
Mortgage bonds	7.70	Between May 2011 and April 2012	27,620	28,403
Subordinated bonds	6.83	Between August 2007 and October 2013	92,014	96,911

			425,611	421,187
Interest payable			3,613	2,790

Total			429,224	423,977

Notes to the consolidated financial statements (continued)

(b)	Leasing and mortgages loans are collateralized by the fixed assets financed by the Group with these resources.

(c)	The issued bonds balance as of December 31, 2005 and 2004, classified by maturity is shown below:

	2005	2004

	US$(000)	US$(000)
Up to 1 year	85,465	64,711
From 1 to 5 years	296,442	236,859
Over 5 years	43,704	119,617

Total	425,611	421,187

15.	Shareholders’ equity

	(a)	Capital stock -

As of December 31, 2005, 2004 and 2003, 94,382,317 shares of capital stock were issued with a par value of US$5 per share.

	(b)	Treasury stock -

Treasury stock corresponds to the par value of Credicorp’s shares owned by the Group’s companies, which amounts 14,620,842 and 14,620,885 shares as of December 31, 2005 and 2004, respectively.  The difference of US$73.1 million, between the acquisition cost of US$186.5 million and their par value, is recorded as a reduction of the “Capital surplus”.

	(c)	Reserves -

In accordance with the local laws that regulate financial and insurance activities of the Group’s subsidiaries, a reserve of up to at least 35 percent of their paid-in capital is required to be established through annual transfers of at least 10 percent of net income.  These reserves were approximately US$209.3 and US$207.3 million as of December 31, 2005 and 2004, respectively.

Credicorp has recorded similar reserves on a consolidated basis, which are not subject to any restriction.

	(d)	Dividends distribution -

During 2005, 2004 and 2003, Credicorp paid cash dividends of approximately US$63.8, US$31.9 and US$23.9 million, respectively.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment.  As explained in note 16, since 2003 the tax regime applicable to dividends has been modified.

Notes to the consolidated financial statements (continued)

	(e)	Shareholders’ equity for legal purposes (Regulatory capital) -

The regulatory capital for the subsidiaries engaged on financial and insurance activities amounted approximately US$915.0 and US$911.3 million as of December 31, 2005 and 2004, respectively.  This regulatory capital has been determined in accordance with the Superintendencia de Banca, Seguros y AFP del Peru regulations in force as of such dates.  According to the Superintendencia de Banca, Seguros y AFP, regulations the Group’s regulatory capital exceeds in approximately US$166.6 million the minimum regulatory capital required as of December 31, 2005 (approximately US$338.1 million as of December 31, 2004).

16.	Taxes

(a)

Credicorp is not subject to any type of income taxes, nor taxes on capital gains, equity or property.  The Peruvian subsidiaries are subject to corporate taxation on income under the Peruvian Tax system.  The statutory income tax rate payable in Peru is 30 percent of taxable profits in 2005, 2004 and 27 percent in 2003.

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands nor Panama.  For the years ended December 31, 2005, 2004 and 2003, no taxable profits were generated from its operations in the United States of America.

A reconciliation of the differences between the statutory income tax rate and the effective tax rate for the Group is shown as follows:

	2005%	2004%	2003%

Peruvian statutory tax rate	30.00	30.00	27.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of subsidiaries not domiciled in Peru	(0.62)	0.90	6.40
(ii) Non-taxable costs (income), net	(4.59)	(5.10)	(0.40)

Effective income tax rate	24.79	25.80	33.00

Notes to the consolidated financial statements (continued)

(b)

In 2005, 2004 and 2003, the deferred income tax has been calculated on all temporary differences applied at an income tax rate of 30 percent.  The income tax expense analysis as of December 31, 2005, 2004 and 2003, is as follows:

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Current -
Peruvian	80,630	49,386	33,206
In other countries	4,418	2,436	2,079

	85,048	51,822	35,285

Deferred -
Peruvian	(11,502)	(6,325)	982
Adjustment of deferred income tax for change in rates	—	—	3,428

	(11,502)	(6,325)	4,410

Total	73,546	45,497	39,695

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

The Group’s deferred tax liability arises mainly from the depreciation of certain buildings from BCP and PPS that are not deductible for tax purposes and from leasing operations.

Notes to the consolidated financial statements (continued)

(c)	The following table shows a summary of the Group’s deferred income taxes:

	2005	2004

	US$(000)	US$(000)
Assets
Allowance for credit losses, net	12,177	7,300
Reserve for sundry risks, net	6,788	3,501
Tax loss carry-forward	3,287	—
Non-accrued interest	1,613	2,970
Other	2,673	2,414

Net deferred income tax assets	26,538	16,185

Liabilities
Unrealized net gains	(19,094)	(17,625)
Fixed assets, net	(5,369)	(1,911)
Leasing operations, net	(3,257)	(2,293)
Allowance for assets seized, net	(1,038)	(4,929)
Intangibles assets, net	(592)	(2,341)
Other	(1,384)	(1,315)

Deferred income tax liabilities	(30,734)	(30,414)

Net deferred income tax liability	(4,196)	(14,229)

Credicorp and its Subsidiaries has recorded deferred income taxes directly in other reserves in the statement of shareholder’s equity of US$1.5, US$10.4 and US$7.3 millions, for 2005, 2004 and 2003, respectively.  Such amounts represent the income tax effects of unrealized gains and losses on securities available for sale.

(d)

The Peruvian tax authorities have the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries.  In BCP the Fiscal years 2001 and 2002, has been reviewed by the tax authorities and no significant additional taxes have arisen form their revision.  The year 2005 and 2004 are pending of review, and the year 2003 is being reviewed by the tax authorities.  Any additional tax arising as a result of examination by the tax authority will be charged to income in the year when such tax is determined.  At present, it is not possible to estimate the adjustments that the tax authorities may determine; however, in Management’s opinion, it is not expected that any additional assessments will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2005 and 2004.

Notes to the consolidated financial statements (continued)

17.	Stock appreciation rights

As indicated in note 3(t), Credicorp has granted stock appreciation rights (SARs) to certain key executives and employees who have at least one year’s service in Credicorp or any of its subsidiaries.  The SARs expire after eight (8) years and 25 percent of them may be exercised during each of the first four years of the plan.

At the end of the fourth year and until the expiration date of the SARs, all or a portion of the SARs that are still outstanding under the plan may be exercised at any time.  As of December 31, 2005, 662,200 SARs had been exercised under this plan (619,275 as of December 31, 2004) for an approximate amount of US$9.6 and US$3.3 million, as of December 31, 2005 and 2004, respectively.

The movement of the SARs for the years 2005 and 2004 are as follows:

	2005			2004

	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs

	Number	Number	Amount	Number	Number	Amount

			US$(000)			US$(000)
Balance as of January 1st	3,196,250	1,759,601	11,703	2,626,250	1,818,453	8,356
Granted	585,000	561,531	7,445	570,000	560,423	3,931
Exercised	—	(662,200)	(9,614)	—	(619,275)	(3,349)
Increase in the option fair value	—	—	13,019	—	—	2,765

Balance as of December 31	3,781,250	1,658,932	22,553	3,196,250	1,759,601	11,703

The fair value is recorded in payroll taxes, salaries and other personnel expenses, in the caption “Other liabilities” of the consolidated balance sheet.  In 2005, 2004 and 2003, the SARs prices were modified and informed to the executives of the Group.

Notes to the consolidated financial statements (continued)

The number of SARs issued and not exercised as of December 31, 2005 and the prices of such rights as of December 31, 2005 and 2004 are as follows:

	Number of outstanding SARs issued as of December 31, 2005	Number of Vested SARs as of December 31		Exercise price

Year of issuance		2005	2004	2005	2004

				US$	US$
1999	441,000	110,000	189,000	8.34	8.74
2000	509,000	187,250	304,000	9.50	9.90
2001	555,000	192,550	310,500	6.30	6.70
2002	558,750	285,225	386,850	7.98	8.38
2003	562,500	359,844	326,438	9.17	9.57
2004	570,000	294,375	242,813	11.99	12.39
2005	585,000	229,688	—	17.00	—

	3,781,250	1,658,932	1,759,601

Credicorp’s Management has estimated the fair value of the SARs as of December 31, 2005 and 2004, using the binomial option pricing model, with assumptions obtained from the relevant available market information, including the assuming for practical purposes that all contracts can only be exercised at the end of their term.  The key assumptions used are as follows:

Key assumptions	2005	2004

Expected volatility	28.2%	19.6%
Risk free interest rate	1.04%	1.03%
Expected lifetime	4.70 years	4.87 years
Quoted price of Credicorp shares	US$22.79	US$15.81

Notes to the consolidated financial statements (continued)

18.	Off-balance sheet accounts

	(a)	This item is made up as follows:

	2005	2004

	US$(000)	US$(000)
Contingent credits -
Guarantees and stand by letters (c)	982,044	655,313
Import and export letters of credit (c)	238,902	233,806

	1,220,946	889,119
Swap contracts (e)	572,160	212,417
Responsibilities under credit lines agreements	531,816	569,332
Forward contracts (d)	310,944	211,520

Total	2,635,866	1,882,388

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

Because the fact that many of the contingent transactions are expected to expire without any performance being required, the total committed amounts do not necessarily represent future cash requirements.

(c)

Export and import letters of credit and guarantees and stand by letters are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  Export and import letters of credit are mainly issued as credit enhancements for overseas commercial transactions.  Risks associated with these credits are reduced by the participation of third parties.

Notes to the consolidated financial statements (continued)

(d)

As of December 31, 2005 and 2004, Credicorp has foreign currency forwards derivatives transactions.  Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price.  Risk arises from the possibility that the counter-party to the transaction does not perform as agreed and the change in the prices of the underlying currencies.  As of December 31, 2005 and 2004, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$998.7 million and US$466.2 million, respectively, which have maturities of less than a year.  These agreements are executed to satisfy client requirements and are recognized in the financial statements at their fair market value.  The forward contracts net position is an oversell of U.S. Dollars of approximately US$310.9 million and US$211.5 million as of December 31, 2005 and 2004, respectively.

(e)

Interest rate swaps are derivatives contracts, where counter parties exchange variable interest rates for fixed interest rates, in the terms and conditions established at the contract inception.  The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties.  As of December 31, 2005, the notional amount of open interest rate swap contracts was approximately US$572.2 million (approximately US$212.4 million as of December 31, 2004).  These contracts are recorded at fair value, recording both realized and unrealized gains and losses in the consolidated income statements, except for the hedge contract mentioned below.

As of December 31, 2005, the Group held one interest rate swap contract for a notional amount of US$196.0 million designated as a cash flow hedge, because it reduces the exposure to the variable interest rate risk of a portion of the loan transaction entered by the Group on November 2005, note 12(b).  In accordance with the hedge operation, the Group pays a fixed rate of 4.57 percent and receives a variable rate equal to the monthly Libor interest rate over the notional amount and the settlements are made on a monthly basis; the instrument matures November 2012.  The loan and the interest rate swap have the same critical terms.

The fair value of the asset and liability forward contracts and swaps as of December 31, 2005 amounted approximately US$8.8 and US$8.0 million, respectively (approximately US$9.6 and US$4.8 million as of December 31, 2004) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively, note 10.  As of December 31, 2005 the fair value of the cash flow hedge amounts to US$1.6 million and is recorded in the net equity.

19.	Net premiums earned

In the ordinary course of its business PPS, Credicorp’s subsidiary, engages in insurance activities and transfers reinsurance to other insurance companies to share the risk of its insurance contracts and to limit the potential losses arising from significant coverage.  PPS is ultimately responsible for the payment of claims to the policyholder if the reinsures is unable to meet its obligations.

Notes to the consolidated financial statements (continued)

Reinsurance includes shared quotas, excess of loss and facultative reinsurance.  Amounts recoverable from reinsures are estimated on a basis consistent with the associated claim liabilities and are presented as a component of the reinsured assets.

Net premiums earned for the three years ended December 31, 2005, 2004 and 2003 are as follows:

	Gross amount	Ceded to other companies	Assumed from other companies	Net premiums earned	Percentage of amount assumed on net premiums

	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2005
Life insurance	46,239	(2,537)	965	44,667	2.16
Accident and health insurance	111,785	(2,745)	1,531	110,571	1.38
Property and casualty insurance	126,377	(61,133)	(1,527)	63,717	(2.40)

Total premiums	284,401	(66,415)	969	218,955	0.44

As of December 31, 2004
Life insurance	35,998	(2,865)	683	33,816	2.02
Accident and health insurance	108,739	(2,947)	1,481	107,273	1.38
Property and casualty insurance	107,937	(60,131)	3,777	51,583	7.32

Total premiums	252,674	(65,943)	5,941	192,672	3.08

As of December 31, 2003
Life insurance	32,340	(2,482)	311	30,169	1.03
Accident and health insurance	59,531	(3,718)	7	55,820	0.01
Property and casualty insurance	108,045	(72,270)	3,351	39,126	8.56

Total premiums	199,916	(78,470)	3,669	125,115	2.93

Notes to the consolidated financial statements (continued)

20.	Other income and expenses

The items are made up as follow:

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Other income
Income (loss) from the sale of assets seized	6,202	(3,411)	551
Recoveries of other accounts receivable and other assets	4,512	1,429	4,801
Real estate rental income	1,941	1,224	2,436
Recoveries of provisions for sundry risks	—	100	3,818
Other	8,916	8,763	11,621

Total other income	21,571	8,105	23,227

Other expenses
Commissions in insurance	19,289	19,693	13,468
Various technical insurance expenses	8,183	5,931	5,044
Provisions for other account receivables	7,112	1,435	4,944
Provision for sundry risks, note 10(f)	5,567	9,819	2,022
Loss from fake currencies	1,960	—	—
Loss (gain) from sale of fixed assets	(1,875)	4,525	1,639
Other	6,509	1,466	629

Total other expenses	46,745	42,869	27,746

21.	Earnings per share

The net earnings per ordinary share have been determined as follows:

	2005	2004	2003

Number of shares in issue:
Ordinary shares, note 15(a)	94,382,317	94,382,317	94,382,317
Less: weighted average treasury shares, note 15(b)	(14,620,842)	(14,624,392)	(14,634,925)

Weighted outstanding average number of ordinary shares	79,761,475	79,757,925	79,747,392

Net income attributable to equity holders of Credicorp (in thousands of U.S. dollars)	181,885	130,747	80,607

Basic and diluted earnings per share for net income attributable to equity holders of Credicorp (in U.S. Dollars)	2.28	1.64	1.01

Notes to the consolidated financial statements (continued)

22.	Business segments

The Group is organized on two main lines of business:

(i)

Banking business - incorporating corporate and private banking services, corporate, consumer, micro-business and mortgage loans, credit and debit cards, savings, deposits, overdrafts, foreign currency and derivative products, structure financing, corporate leasing, custody, among others.

(ii) Insurance business - incorporating the issuance of policies of insurance to cover claims, such as fires, vehicles, transport, personal accidents and life insurance, among others.

Other operations from the Group comprise brokerage, fund management and trusteeship. Transactions between the business segments are realized on normal commercial terms and conditions.

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by industry (primary segment) and geographical area (secondary segment) for the three years ended December 31, 2005, 2004 and 2003:

(i)	Business segments by industry (amount expressed in million of U.S. Dollars):

	External income	Income from other segments	Eliminations	Total income (*)	Operating income (**)	Total assets	Fixed assets	Depreciation and amortization	Other provisions (***)

2005
Banking	712	11	(11)	712	400	9,888	198	35	11
Insurance	219	14	(14)	219	80	786	46	3	—
Brokerage and other	166	303	(303)	166	3	356	4	1	—

Total consolidated	1,097	328	(328)	1,097	483	11,030	248	39	11

2004
Banking	671	25	(25)	671	346	8,083	215	38	31
Insurance	193	10	(10)	193	73	700	31	3	—
Brokerage and other	116	104	(104)	116	2	305	1	1	—

Total consolidated	980	139	(139)	980	421	9,088	247	42	31

2003
Banking	704	29	(29)	704	364	7,405	230	36	80
Insurance	125	12	(12)	125	37	587	33	5	—
Brokerage and other	84	108	(108)	84	9	330	2	3	—

Total consolidated	913	149	(149)	913	410	8,322	265	44	80

Notes to the consolidated financial statements (continued)

(ii)	Segment information by geographical area (amounts expressed in million of U.S. Dollars):

	2005			2004			2003

	Total income (*)	Operating income (**)	Total assets	Total income (*)	Operating income (**)	Total assets	Total income (*)	Operating income (**)	Total assets

Peru	947	438	8,330	809	352	6,566	789	325	6,236
Panama	28	3	593	20	3	293	20	2	264
Cayman Islands	55	13	1,238	52	20	1,004	10	9	880
Bolivia	50	23	493	45	24	459	47	34	446
Colombia	—	—	—	52	19	411	42	38	300
United States of America	17	6	376	2	3	355	5	2	196

Total consolidated	1,097	483	11,030	980	421	9,088	913	410	8,322

(*)	Include total interest and dividend income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Correspond to reserves for assets seized and the allowance for credit losses.

Notes to the consolidated financial statements (continued)

23.	Financial instruments

By their nature, the Group’s activities are principally related to the use of financial instruments, including derivatives.  The Group accepts deposits from customers at both fixed and floating rates, for various periods, and seeks to earn above-average interest margins by investing these funds in high-quality assets.  The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates, while maintaining sufficient liquidity to meet all claims that might fall due.

The Group also seeks to raise its interest margins by obtaining above-average market margins, net of allowances, through lending to commercial and retail borrowers with a range of credit standing.  Such exposures involve not just on-balance sheet loans and advances; the Group also enters into guarantees and other commitments such as letters of credit and performance.

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

Market risks -

The Group takes on exposure to market risks.  Market risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements.  The Group applies a ‘Value at Risk’ methodology to estimate the market risk of main positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions.  The Management sets some limits on the value of risk that may be accepted, which is monitored on a daily basis.

The daily market value at risk measure (VAR) is an estimate of the maximum potential loss that might arise if the current positions were to be held unchanged for one trading session taking into account a specific significance level.  The measurement is structured so that daily losses exceeding the VAR figure should occur, on average, not more than one trading session out of one hundred.  Actual outcomes are monitored regularly to test the validity of the assumptions and parameters used in the VAR calculation.

As VAR constitutes an integral part of the Group’s market risk control regime, VAR limits are established by the Management for some trading and portfolio operations.  The actual exposure against limits, together with a consolidated Group-wide VAR, is reviewed daily by the Management; however, the use of this approach does not prevent losses outside the limits established in the event of more significant market movements.

Notes to the consolidated financial statements (continued)

Liquidity risk -

The Group is expose to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loans drawdown, guarantees and other calls.  The Group does not maintain cash resources to meet all of these needs, as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty.  The Management of the Group’s subsidiaries sets limits on the minimum proportion of funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demands.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group.  It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types.  An unmatched position potentially enhances profitability, but also increases the risk of losses.

The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as their mature are important factors in assessing the liquidity of the Group and its exposure to changes in interest rates and exchange rates.

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

The notes to the financial statements include an analysis of the main assets and liabilities of the Group by maturities based on contractual maturity dates.

Cash flow and fair value interest rate risk -

Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The Group takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on both its fair value and cash flow risks.  Interest margins may increase as a result of such changes, but may reduce or create losses in the event that unexpected movements arise.  The Group’s Management sets limits on the level of mismatch of interest rate reprising that may be undertaken, which is monitored periodically.

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

Notes to the consolidated financial statements (continued)

Currency risk -

The Group takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows.  The Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.  Most assets and liabilities are maintained in U.S. Dollars.  Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established.  As of December 31, 2005 and 2004, the Group’s assets and liabilities by currencies were as follows:

	2005				2004

	U.S. Dollars	Peruvian new sol	Other currencies	Total	U.S. Dollars	Peruvian new sol	Other currencies	Total

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Monetary assets -
Cash and due from banks	2,337,939	268,416	54,460	2,660,815	1,578,538	201,140	65,783	1,845,461
Trading securities	39,045	21,740	—	60,785	2,593	44,820	55,121	102,534
Available-for-sale investments	1,583,201	1,235,392	9,080	2,827,673	1,151,748	917,894	58,880	2,128,522
Loans	3,758,385	1,032,481	25,894	4,816,760	3,379,185	662,058	295,078	4,336,321
Other assets	192,148	97,952	4,277	294,377	148,780	115,858	24,448	289,086

	7,910,718	2,655,981	93,711	10,660,410	6,260,844	1,941,770	499,310	8,701,924

Monetary liabilities -
Deposits and obligations	(5,315,364)	(1,684,149)	(93,915)	(7,093,428)	(4,570,170)	(1,391,230)	(334,799)	(6,296,199)
Borrowed funds	(728,161)	(573,665)	(1,545)	(1,303,371)	(323,015)	(48,242)	(59,795)	(431,052)
Bonds issued	(278,461)	(150,763)	—	(429,224)	(298,451)	(125,526)	—	(423,977)
Other liabilities	(615,561)	(287,304)	(8,804)	(911,669)	(461,859)	(303,766)	(20,257)	(785,882)

	(6,937,547)	(2,695,881)	(104,264)	(9,737,692)	(5,653,495)	(1,868,764)	(414,851)	(7,937,110)

	973,171	(39,900)	(10,553)	922,718	607,349	73,006	84,459	764,814

Forwards position	(310,946)	310,946	—	—	(211,520)	211,520	—	—

Net monetary position	662,225	271,046	(10,553)	922,718	395,829	284,526	84,459	764,814

Notes to the consolidated financial statements (continued)

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

As of December 31, 2005, Group’s management has estimated that the maximum credit risk at which is exposed the Group amounts to approximately US$8,659.7 million (US$7,462.5 million as of December 31, 2004), which comprise financial assets subject to credit risk, including mainly deposits in banks, trading securities, investments available-for-sale, loans and indirect loans, without taking into consideration the market value of the guarantee or collateral.  The exposure for any specific part, including banks, is further structured by sub-limits covering on and off-balance sheet exposures, and daily delivery risk limits to trading items such as forward foreign exchange contracts.  Real exposures against limits are monitored daily.

Risk of the insurance activity -

The insurance segment is based on specialized units in different types of business.  The determination of the premiums is a fundamental aspect for the success of the risk management policies; for this reason, this activity is based on the work assigned to qualified professionals in the insurance business.

The treatment of the benefits and the sufficiency of the reserves are basic principals of the insurance risk management.  The technical reserves are estimated by actuaries of the insurance segment and are reviewed by independent experts.  The insurance segment continuously monitors the claim tendencies, which allows estimations of incurred but not reported losses supported by current information.  These estimations are also reviewed by independent experts.

In relation to the reinsurance risk, the policy of the Group is to only sign contracts with companies with investment grade classification by international rating agencies.

The insurance products do not have any relevant term or clause that might have a significant impact or represent important uncertainties on the cash flows of the insurance segments.

Notes to the consolidated financial statements (continued)

Fiduciary activities -

The Group provides custody, trustee, investment management and advisory services to third parties, which involve the Group making allocation and purchase and sale decisions in relation to a wide range of financial instruments.  Those assets that are held in a fiduciary capacity are not included in these financial statements.  These services give rise to the risk that the Group will be accused of bad administration or under-performance.

As of December 31, 2005 the assigned value of the financial assets under administration amounted to approximately US$684.2 million (approximately US$482.2 million as of December 31, 2004) and the net equity of funds managed by the subsidiaries of the Group amounted to approximately US$1,417.8 million (approximately US$1,436.8 million in 2004).

24.	Fair value

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

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

	-	Cash and due from banks represent cash and short-term deposits that do not represent significant credit or interest rate risks; in consequence, their book value is equivalent to their fair value.

	-	Trading securities and available-for-sale investments are recorded at their estimated fair value on the balance sheet.

-

The fair value of loans is similar to their book value, because such loans are mainly of a short-term nature and are shown net of their respective allowance for loan losses, which are considered by the Management as the approximate recoverable amount at the date of the consolidated financial statements.

Notes to the consolidated financial statements (continued)

-

The fair value of deposits and obligations is similar to their book value; mainly because of their liquid nature and that the interest rates are comparable with the interest rate of other similar liabilities.

	-	Due to banks and correspondents generate interest contracted at variable interest rates and preferred rates. As a result, it is considered that their book value approximates their fair values.

-

As disclosed in note 18, the Group has various commitments to extend credit, open documentary credits and outstanding guarantees and has received guarantees in endorsement of the granted credits.  Based on the level of fees currently charged from granting such commitments and open documentary credits, taking into account maturity and interest rates, together with the present creditworthiness of the counterparties, the difference between the book value and the fair value is not material.

-

Except for currency forwards and interest rate swaps, as indicated in note 18(d) and (e), the Group does not enter into other agreements, generally described as derivative transactions.  The Group records these derivatives in the balance sheet at their fair market value.

Based in the aforementioned analysis, as of December 31, 2005 and 2004, the book values of the financial instruments do not differ significantly from their estimated market value.

25.	Transactions with related parties

(a)

The consolidated financial statements of the Group as of December 31, 2005 and 2004 include the transactions with related parties of the companies mentioned in note 3(b).  For its 2005 and 2004 financial statements, the Group defines related parties as related companies, the Board of Directors, the Group’s key executives (defined as the management of Credicorp’s Holding) and enterprises which are controlled by these individuals through their majority shareholding or their role as chairman or CEO in those companies.

	(b)	The following table shows the main transactions with related companies as of December 31, 2005 and 2004:

	Related companies

	2005	2004

	US$(000)	US$(000)
Direct loans	48,533	33,921
Contingent operations	8,379	10,774
Derivatives (market value)	388	1,111
Investments available por sale	21,815	72,400
Unrealized gain from investments	23,396	16,000
Deposits	33,936	24,917
Interest income related to loans	2,091	2,848
Interest expense related to deposits	991	513
Other income	491	610

Notes to the consolidated financial statements (continued)

(c)

The loans, advances, contingent operations and derivative contracts with related parties are made in accordance with the normal market conditions available to other customers’ without any preferential rates or commissions.  Outstanding loans balances at the year-end are granted by collaterals given by the related part.  As of December 31, 2005, the Group provision for doubtful debts due to related parties amounts to US$1.4 million (US$0.5 million as of December 31, 2004).  This amount is established based on an assessment performed on a continue basis in the financial position of the related party and the market in where it operates.

(d)

As of December 31, 2005 and 2004, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company in Peru.  As of December 31, 2005 and 2004, direct loans to employees, directors and key management amounts to US$25.1 and US$20.8 million, respectively.

The group key executives remuneration comprises all the payments received by them, including the stock appreciation rights and productivity bonuses.  The total of these concepts amount to approximately US$13.3 y US$7.7 million for the years 2005 and 2004, respectively.  Also the directors compensations amount to approximately US$1.9 and US$2.0 million as of December 31, 2005 and 2004.

26.	Subsequent events

Regarding Banco de Crédito de Bolivia (BCB), a subsidiary of the Group, the policies adopted by President Evo Morales in Bolivia have generated a slow down in the business activity, with a consequent negative effect on the credit standing of the certain borrowers and thus the loan quality of the financial system.  Furthermore, the measures adopted by the government of Bolivia in May 1, 2006, regarding the nationalization of the petroleum and gas sectors represents increased risk for all related industries.  The Group management has identified its exposure to this sector, which as of May 30, 2006, was approximately US$4.8 million to direct and indirect related businesses (US$2.7 million to direct gas and petroleum businesses), which represents 1.3 percent and 0.05 percent of the total loan portfolio of BCB and Credicorp, respectively.  The management of the Group, considers that this situation create concerns as to the uncertainty towards the future business developments rather that an imminent loan recovery risk.

Notes to the consolidated financial statements (continued)

27.	Significant differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).  A description of the significant differences between IFRS and U.S. generally accepted accounting principles (U.S. GAAP) follows:

	(a)	Allowance for credit losses -

Management believes that there is no significant difference between the amount of the allowance for credit losses provided under IFRS and the required allowance that would be provided under U.S. GAAP.  Management believes that the allowance for credit losses was adequate at December 31, 2005 and 2004 to cover any known losses and any losses that have not been specifically identified in the loan portfolio.

	(b)	Investments in debt and equity securities -

The Group applied IAS 39 “Financial Instruments: Recognition and Measurement” to record its investments in debt and equity securities.  The accounting treatment established by IAS 39 is similar to that required by SFAS 115.

The reconciling items included in paragraph g) for the years 2005, 2004 and 2003 correspond to the reclassification of the unrealized gains and losses corresponding to investments that are available-for-sale from retained earnings to Other Comprehensive Income.

	(c)	Amortization of goodwill -

Since March 2004, Credicorp has adopted IFRS 3, “Business Combinations”, as result the goodwill recorded has been amortized until December 31, 2004.  In accordance with the disposals of IFRS 3, since January 1st, 2005, the Group has ceased the amortization of goodwill.  The accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.

SFAS 142, “Goodwill and other intangibles” establishes that the goodwill should be assigned to a reporting unit, which is defined as an operating unit or a component of an operating unit.  Also, the goodwill is not subject to amortization since December 31, 2001, and should be tested for impairment at least annually. In this respect, the Group made the analysis and evaluation of the impairment of goodwill as of December 31, 2005 and 2004, and no impairment loss was required.

	(d)	Minority interest -

Under U.S. GAAP, shareholder’s equity and net income is made up only of the equity portion attributed to equity holders of the Parent.

Notes to the consolidated financial statements (continued)

However, under IFRS equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income, see paragraphs e) and f).

(e)	Summary of significant adjustments to net income -

The significant adjustments that would be required to determine the net income of the Group under U.S. GAAP instead of under IFRS are summarized below:

	For the year ended December 31,

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Net income in accordance with IFRS	194,853	141,512	90,910
Additions (deductions):
Minority interest (d)	(12,968)	(10,765)	(10,303)
Reversal of amortization of goodwill	—	4,853	4,223

Net income in accordance with U.S. GAAP	181,885	135,600	84,830

Net income per share in accordance with U.S. GAAP based on weighted average number of shares issued and outstanding	2.28	1.70	1.06
Weighted average number of outstanding shares issued and outstanding, excluding treasury stock (in thousands of shares)	79,761	79,758	79,747

(f)	Summary of significant adjustments to shareholders’ equity -

A summary of the significant adjustments that would be required to determine the shareholders’ equity of the Group under U.S. GAAP instead of under IFRS are as follows:

	As of December 31,

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Shareholders’ equity in accordance with IFRS	1,291,955	1,150,450	983,571
Additions (deductions):
Minority interest (d)	(101,515)	(85,253)	(72,841)
Reversal of amortization of goodwill	12,109	12,109	7,256

Shareholders’ equity in accordance with U.S. GAAP	1,202,549	1,077,306	917,986

Notes to the consolidated financial statements (continued)

The changes in shareholders’ equity of the Group under U.S. GAAP are summarized below:

	For the year ended December 31,

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Balances as of January 1	1,077,306	917,986	826,833
Cash dividends	(63,810)	(31,900)	(23,922)
Decrease in treasury stock	—	263	—
Other comprehensive income (loss)	7,171	55,381	30,245
Net income, under U.S. GAAP	181,885	135,600	84,830
Other	(3)	(24)	—

Balances as of December 31	1,202,549	1,077,306	917,986

(g)	Other comprehensive income -

	For the year ended December 31,

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Net income in accordance with U.S.GAAP	181,885	135,600	84,830

Other comprehensive income (loss) -
Unrealized (losses) gains arising during the period, net of tax and minority interest	7,121	56,746	18,844
Transfer of realized losses (gains) to net income	(1,572)	(1,365)	11,401
Net gain on cash flow hedge	1,622	—	—

	7,171	55,381	30,245

Comprehensive Income	189,056	190,981	115,075

Cumulative other comprehensive income (loss) is as follows:

	For the year ended December 31,

	2005	2004	2003

	US$(000)	US$(000)	US$(000)
Beginning balance	76,131	20,750	(9,495)
Current period changes	7,171	55,381	30,245

Ending balance	83,302	76,131	20,750

Notes to the consolidated financial statements (continued)

(h)	Commitments and guarantees -

The disclosures required for FIN 45 applicable to Credicorp’s operations are as follow:

Commitments to extend credit -

The Group does no have commitments to extend credit.  The caption “responsibilities under credit lines agreements” (see note 18), correspond to consumer credit lines and other consumer loans that are cancelable upon notification to the consumer.  In addition, these credit lines generally have fixed expiration dates or other termination clauses.  The contractual amount of the credit line represents the Company’s exposure to credit loss, in the event of default by the borrower and by the amount of the credit line used at the default date.  The Group manages this credit risk by using the same credit policies it applies to loans.  Collateral is obtained to commercial commitments based on management’s credit assessment of the borrower.  Since the Group expects many of the commitments to expire without being drawn, or to cancel them in case of client default as allowed by the contracts signed, total responsibilities under credit lines agreements amounts do not necessarily represent the Group’s future liquidity requirements.  The contract or notional amounts of these credit lines at December 31, 2005 and 2004, were as follows:

	2005			2004

	Expire within 1 year	Expire within 1 year	Total	Expire within 1 year	Expire after 1 year	Total

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Consumer credit cards	—	531,816	531,816	190	557,227	557,417
Commercial	—	—	—	11,915	—	11,915

	—	531,816	531,816	12,105	557,227	569,332

Letters of credit and guarantees -

Standby letters of credit are conditional commitments the Group issues to guarantee the performance of a customer to a third-party.  The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions.  The Group issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions.  In the event of a customer’s nonperformance, the Group’s credit loss exposure is the same as in any extension of credit, up to the letter’s contractual amount.  Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, real estate, accounts receivable and inventory.  Since the conditions requiring the Group to fund letters of credit may not occur, the Group expects its liquidity requirements to be less than the total outstanding commitments.

Notes to the consolidated financial statements (continued)

The maximum potential future payments guaranteed by the Group under letters of credit and guarantee arrangements as of December 31, 2005, were approximately US$982,044 million (approximately US$655.3 million as of December 31, 2004) with a weighted average term of approximately 24 months.  The estimated fair value of standby letters of credit and guarantees was approximately US$0.8 million as of December 31, 2005 (approximately US$1.0 million as of December 31, 2004).  The contract or notional amounts of letters of credit and guarantees at December 31, 2005 and 2004, were as follows:

	2005			2004

	Expire within 1 year	Expire after 1 year	Total	Expire within 1 year	Expire after 1 year	Total

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Standby letters of credit and guarantees	944,598	37,446	982,044	532,860	122,453	655,313
Import and export letters of credit	238,902	—	238,902	226,981	6,825	233,806

	1,183,500	37,446	1,220,946	759,841	129,278	889,119

(i)	Recent accounting pronouncements pending adoption

	-	Stock-Based Compensation -

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore we will apply this standard for U.S. GAAP purposes in the fiscal year beginning January 1, 2006. Credicorp’s management does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations or cash flows.

Notes to the consolidated financial statements (continued)

-	Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140-

On March 17, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140” (SFAS 156), which permits, but does not require, an entity to account for one or more classes of servicing rights (i.e., mortgage servicing rights, or MSRs) at fair value, with the changes in fair value recorded in the Consolidated Statement of Income.  The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. Credicorp’s management does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its financial position, results of operations or cash flows.

-	Other-Than-Temporary Impairments of Certain Investments -

On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Applications to Certain Investments.” The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that were delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings.  On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP, which is effective for reporting periods beginning after December 15, 2005, replaces the impairment evaluation guidance (paragraphs 10-18) of EITF issue No.03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, with references to existing other-than-temporary (OTT) impairment guidance. The FSP also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The adoption of this FSP will not have a material impact on the Credicorp’s Consolidated Financial Statements.

-	Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 -

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle and for changes required by new accounting pronouncements that do not include specific transition provisions, unless such application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Credicorp’s management does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, results of operations or cash flows.

Notes to the consolidated financial statements (continued)

-	Statements of Financial Accounting Standards No. 155: Accounting for Certain Hybrid Instruments-

On February 16, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. Management is currently evaluating the effect of the statement on the Credicorp’s results of operations and financial condition.

-	Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts-

This Statement of Position (SOP) provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”.  This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Retrospective application of this SOP to previously issued financial statements is not permitted.  Credicorp’s management does not anticipate that the adoption of this SOP will have a material impact on its financial position, results of operations or cash flows.

EXHIBIT INDEX

1.1	Bye-Laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002