Form 20-F
period 2006-12-31
CREDICORP LTD
filed 2007-06-28
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ____________ to ____________

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

Common Shares, par value $5.00 per share    94,382,317

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

i

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

Credicorp Ltd., a Bermuda limited liability company (“Credicorp” as a separate entity or together with its consolidated subsidiaries, as the context may require), maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with International Financial Reporting Standards (“IFRS”). IFRS vary in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). For a discussion of significant differences between IFRS and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity to U.S. GAAP for Credicorp, see Note 29, as restated, to Credicorp’s consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 (the “Credicorp Consolidated Financial Statements”) included elsewhere herein.

Credicorp operates primarily through its four principal subsidiaries, Banco de Crédito del Perú (together with its consolidated subsidiaries, “BCP”), Atlantic Security Holding Corporation (together with its consolidated subsidiaries, “ASHC”), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (together with its consolidated subsidiaries, “PPS”) and Grupo Crédito S.A (together with its consolidated subsidiaries, “Grupo Crédito”). BCP’s activities include commercial banking, investment banking and retail banking. As of and for the year ended December 31, 2006, BCP, accounted for 69.7% of Credicorp’s total revenues, 82.2% of total assets, 88.3% of net income and 71.6% of shareholders’ equity. Unless otherwise specified, the individual financial information for BCP, ASHC, PPS and Grupo Crédito included herein has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.”

“Item 3. Key Information—(A) Selected Financial Data” contains key information related to Credicorp’s performance. Such information was obtained mainly from Credicorp’s consolidated financial statements as of December 31, 2002, 2003, 2004, 2005 and 2006.

Credicorp management’s criteria on foreign currency translation for the purpose of preparing the Credicorp Consolidated Financial Statements is described in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—(1) Critical Accounting Policies—Foreign currency translation.”

Certain of Credicorp’s subsidiaries maintain their operations and balances in Nuevo Soles. As a result, this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars solely for the convenience of the reader. None of these translations should be construed as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated, such U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.196= US$1.00, the December 31, 2006 exchange rate set by the Peruvian Superintendencia de Banca, Seguros y AFP (the Superintendency of Banks, Insurance and Pension Funds, or “SBS”). The average of the bid and offered free market exchange rates published by SBS for June 8, 2006 was S/.3.175 per US$1.00. The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then prevailing exchange rate may result in presentation of U.S. Dollar amounts that differ from the U.S. Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. See also “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” which are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	general economic conditions, including in particular economic conditions in Peru;

•	performance of financial markets, including emerging markets;

•	the frequency and severity of insured loss events;

•	interest rate levels;

•	currency exchange rates, including the Nuevo Sol/U.S. Dollar exchange rate;

•	increasing levels of competition in Peru and other emerging markets;

•	changes in laws and regulations;

•	changes in the policies of central banks and/or foreign governments; and

•	general competitive factors, in each case on a global, regional and/or national basis.

See “Item 3. Key Information—(D) Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.”

Credicorp is not under any obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

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

The summary consolidated financial data as of, and for the years ended, December 31, 2002 are derived from the Credicorp Consolidated Financial Statements audited by Dongo-Soria Gaveglio y Asociados, a member firm of PricewaterhouseCoopers, independent auditors. The summary consolidated financial data as of, and for the years ended, December 31, 2003, 2004, 2005 and 2006 are derived from the Credicorp Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados, member of Ernst & Young Global, independent registered public accountants.

The report of Medina, Zaldívar, Paredes & Asociados on the Credicorp Consolidated Financial Statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 appears elsewhere in this Annual Report.

The summary consolidated financial information presented below and the Credicorp Consolidated Financial Statements are prepared and presented in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Note 29, as restated, to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IFRS and U.S. GAAP, as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA: IFRS:
Interest income	US$531,874	US$548,285	US$542,842	US$612,432	US$782,002
Interest expense	(178,070)	(163,580)	(160,298)	(173,159)	(283,478)
Net interest income	353,804	384,705	382,544	439,273	498,524
Provision for loan losses (1)	(99,596)	(66,421)	(16,131)	6,356	4,243
Net interest income after provision for loan losses	254,208	318,284	366,413	445,629	502,767
Fees and commissions from banking services	177,305	189,472	201,474	206,163	243,778
Net gains (losses) from sales of securities	(1,097)	3,235	10,135	8,965	27,281
Net gains on foreign exchange transactions	22,582	23,681	24,165	29,286	41,638
Net premiums earned	125,218	125,115	192,672	218,955	251,261
Other income	11,651	23,227	8,105	21,571	26,197
Claims on insurance activities	(97,901)	(99,774)	(154,325)	(175,500)	(186,522)
Operating expenses	(404,186)	(430,373)	(459,928)	(477,073)	(585,058)
Merger costs	0	(18,587)	(3,742)	0	(5,706)
Income before translation result and income tax	87,780	134,280	184,969	277,996	315,636
Translation result	(2,482)	(3,675)	2,040	(9,597)	15,216
Income tax	(32,628)	(39,695)	(45,497)	(73,546)	(83,587)
Net income	52,670	90,910	141,512	194,853	247,265
Net income attributable to Credicorp’s equity holders	42,383	80,607	130,747	181,885	230,013
Minority interests	10,287	10,303	10,765	12,968	17,252
Net income per Common Share attributable to Credicorp’s equity holders (2)	0.53	1.01	1.64	2.28	2.88
Cash dividends declared per Common Share	0.30	0.40	0.80	1.10	1.30
U.S. GAAP:
Net income (3)	44,238	85,710	122,454	230,123	175,024
Net income per Common Share (2),(3)	0.55	1.07	1.54	2.89	2.19
BALANCE SHEET DATA: IFRS:
Total assets	8,629,631	8,321,783	9,087,560	11,036,075	12,881,529
Total loans (4)	4,817,663	4,481,496	4,559,018	4,972,975	5,877,361
Reserves for loan losses (1)	(424,031)	(326,677)	(271,873)	(218,636)	(210,586)
Total deposits	6,381,200	5,976,506	6,270,972	7,067,754	8,799,134
Equity attributable to Credicorp's equity holders	823,800	910,730	1,065,197	1,190,440	1,396,822
Minority interest	64,742	72,841	85,253	101,515	136,946
Equity	888,542	983,571	1,150,450	1,291,955	1,533,768
U.S. GAAP:
Shareholders’ equity	826,833	917,986	1,077,306	1,202,549	1,403,944
SELECTED RATIOS: IFRS:
Net interest margin (5)	5.07%	5.15%	4.85%	4.90%	4.64%
Return on average total assets (6)	0.52	0.95	1.50	1.81	1.92
Return on average equity attributable to Credicorp's equity holders (7)	5.23	9.27	13.55	16.39	18.47
Operating expenses as a percentage of net interest and non-interest income (8)	52.78	50.66	49.18	46.25	50.26
Operating expenses as a percentage of average assets	4.99	5.08	5.28	4.74	4.89
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	9.55	10.94	11.72	10.79	10.84
Regulatory capital as a percentage of risk-weighted assets (9)	14.38	15.28	14.04	13.10	11.98
Total past due loan amounts as a percentage of total loans (10)	8.43	5.72	3.49	1.93	1.31
Reserves for loan losses as a percentage of total loans	8.80	7.29	5.96	3.97	3.24
Reserves for loan losses as a percentage of total loans and other contingent credits (11)	6.57	5.38	4.99	3.19	2.59
Reserves for loan losses as a percentage of total past due loans (12)	104.41	127.50	170.93	206.22	247.85
Reserves for loan losses as a percentage of substandard loans (13)	51.81	50.26	54.11	65.42	78.24

(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write off recoveries.

(2)
Credicorp has 100 million authorized common shares (“Common Shares”). As of December 31, 2006, Credicorp had issued 94.4 million Common Shares, of which 14.6 million are held by ASHC. Per Common Share data presented considers net outstanding shares (Common Shares net of shares held by BCP, ASHC and PPS) of 79.7 million in 2002 to 2006. See Notes 17 and 24 to the Credicorp Consolidated Financial Statements.

(3)
As explained in Note 29 paragraph (c) to Credicorp Consolidated Financial Statements included elsewhere herein, net income and net income per common share have been restated from the year 2002 to 2005 due to the application of EITF 96-15. As a result, the previous reported amounts have been restated in increasing (decreasing) the net income reported by (in thousands) US$(1,178), US$(880), US$(13,146) and US$48,238 for 2002, 2003, 2004 and 2005, respectively.

(4)
Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, Credicorp had contingent loans of US$956.9 million, US$782.9 million, US$889.1 million, US$1,220.9 million and US$1,455.4 million, as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively. See Note 20 to the Credicorp Consolidated Financial Statements.

(5)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a monthly basis.

(6)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.

(7)	Net income as a percentage of average equity attributable to Credicorp´s equity holders, computed as the average of period-beginning and period-ending balances. Calculated on a monthly basis.

(8)
Sum of the salaries and employee’s benefits. Administrative expenses, depreciation and amortization, as a percentage of the sum of net interest income and non-interest income, less net gains from sales of securities and other income.

(9)
Regulatory capital calculated in accordance with guidelines by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (the “BIS I Accord”) as adopted by the SBS. See “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Regulatory Capital and Capital Adequacy Ratios.”

(10)
BCP considers loans past due after 90 days, for installment loans, which include mortgage loans but exclude consumer loans. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”

(11)	Other contingent credits primarily consist of guarantees, stand-by letters and letters of credit. See Note 20 to the Credicorp Consolidated Financial Statements.

(12)
Reserves for loan and contingent credit losses, as a percentage of all past due loans, with no reduction for collateral securing such loans. Reserves for loan and contingent credit losses includes reserves with respect to total loans and other credits.

(13)
Reserves for loan and contingent credit losses as a percentage of loans classified in categories C, D or E. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of Loan Portfolio.”

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period rates for the sale of Nuevos Soles for U.S. Dollars for the periods indicated.

Year ended December 31,	High(1)	Low(1)	Average(2)	Period-end(3)
	(Nominal Nuevos Soles per U.S. Dollar)

2001	3.623	3.435	3.508	3.446
2002	3.644	3.435	3.460	3.520
2003	3.496	3.463	3.477	3.464
2004	3.500	3.283	3.410	3.283
2005	3.440	3.249	3.295	3.420
2006	3.455	3.195	3.274	3.195

Source: SBS

(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.

(2)	Average of month-end exchange rates based on the offered rate.

(3)	End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High(1)	Low(1)
	(Nominal Nuevos Soles per U.S. Dollar)
2006
December	3.218	3.195
2007
January	3.203	3.187
February	3.196	3.187
March	3.188	3.182
April	3.184	3.171
May	3.175	3.161
June (through June 8)	3.175	3.170

Source: Bloomberg

(1)	Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for June 8, 2007 was S/.3.175 per US$1.00.

(B)	Capitalization and Indebtedness

Not applicable.

(C)	Reasons for the Offer and Use of Proceeds

Not applicable.

(D)	Risk Factors

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

The Group’s geographic location exposes it to risk related to the Peruvian political and economic conditions

Substantially all of BCP’s and PPS’s operations and customers are located in Peru. In addition, although ASHC is based outside of Peru, substantially all of its customers are located in Peru. Accordingly, the results of operations and the financial condition of Credicorp will be dependent on the level of economic activity in Peru. Credicorp’s results of operations and financial condition could also be affected by changes in economic or other policies of the Peruvian government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in Peru, including government-induced effects on inflation, devaluation and economic growth.

During the past several decades, Peru has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation’s economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates, local and foreign investment and international trade; restricted the ability of companies to dismiss employees; expropriated private sector assets; and prohibited the remittance of profits to foreign investors.

In July 1990, Alberto Fujimori was elected president, and his administration implemented a broad-based reform of Peru’s political system and economic and social conditions aimed at and with a focus on stabilizing the economy, restructuring the national government (by reducing bureaucracy), privatizing state-owned companies, promoting private investment, developing and strengthening free markets, institutionalizing democratic representation, and enacting programs for the strengthening of basic services related to education, health and infrastructure. After taking office for his third term in July 2000 under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil. President Toledo retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating tax exemptions, and reducing underemployment and unemployment. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Despite Peru’s moderate economic growth, the Toledo administration at times faced public unrest spurred by the high rates of unemployment, underemployment and poverty.

President Toledo transferred the presidency to Alan García Pérez on July 28, 2006 following Mr. Garcia’s victory in the run-off of the presidential elections held on June 4, 2006.

President García had previously served as president of Peru from 1985 to 1990, which period was marked by a severe economic crisis. President García is following conservative economic policies and has indicated a desire to avoid the mistakes of his past government. García named the conservative banker Luis Carranza as Minister of Economy and Finance. Carranza has held a senior position at Banco Bilbao Vizcaya Argentaria (“BBVA”) in Spain and was a key adviser to Pedro Pablo Kuczynski, the Prime Minister (and former Minister of Economy and Finance) of former president Alejandro Toledo. García has indicated that his administration would generally follow economic policies similar to those of the Toledo administration, which included achieving sustained economic growth, increasing exports of Peruvian goods, reducing unemployment, underemployment and poverty, reforming the tax system, fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

Foreign exchange fluctuations and exchange controls may adversely affect Credicorp’s financial condition and results of operations

Even though Credicorp’s financial statements functional currency is U.S. Dollars, and its dividends are paid in U.S. Dollars, BCP and PPS, for local statutory purposes, prepare their financial statements and pay dividends in Nuevos Soles. As declared in the Peruvian Constitution, the Peruvian government currently imposes no restrictions on a company’s ability to transfer U.S. Dollars from Peru to other countries, to convert Peruvian currency into U.S. Dollars or to remit dividends abroad, Peru has had restrictive exchange controls in the past and there can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without any restriction. See “Item 10. Additional Information—(D) Exchange Controls.” In addition, a devaluation would decrease the U.S. Dollar value of any dividends BCP and PPS pay to Credicorp, which would have a negative impact on Credicorp’s ability to pay dividends to shareholders.

Although the current level of Peru’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations, or that Peru will not impose exchange controls should its foreign reserves decline. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to a currency devaluation. While Credicorp seeks to manage the gap between its foreign currency-denominated assets and liabilities, for instance by matching the volumes and maturities of its Nuevo Sol-denominated loans against its Nuevo Sol-denominated deposits, a sudden and significant devaluation could have a material adverse effect on Credicorp’s financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Sensitivity.” Also, a significant group of BCP’s borrowers and PPS’s insureds generate Nuevo Sol revenues from their own clients. Devaluation of the Nuevo Sol against the Dollar could have a negative impact on the ability of BCP’s and PPS’s clients to repay loans or make premium payments. Despite any devaluation, and absent any change in foreign exchange regulations, BCP and PPS would be expected to continue to repay U.S. Dollar-denominated deposits and U.S. Dollar-denominated insurance benefits in U.S. Dollars. Therefore, any significant devaluation of the Nuevo Sol against the Dollar could have a material adverse effect on Credicorp’s results of operations and financial condition.

It may be difficult to serve process on or enforce judgments against Credicorp or Credicorp’s principals residing outside of the United States

A significant majority of Credicorp’s directors and officers reside outside the United States (principally in Peru). All or a substantial portion of the assets of Credicorp or of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon Credicorp or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Credicorp has been advised by its Peruvian counsel that there is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Peruvian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws. Credicorp has been advised by its Bermudan counsel that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against Credicorp or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Credicorp or its directors or officers under the securities laws of other jurisdictions.

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

As a holding company, Credicorp’s ability to pay dividends to its shareholders and to pay corporate expenses may be adversely affected by restrictions on its subsidiaries to pay dividends to Credicorp

As a holding company, Credicorp’s ability to make dividend payments, if any, and to pay corporate expenses will be dependent primarily upon the receipt of dividends and other distributions from its operating subsidiaries. Credicorp’s principal subsidiaries are BCP, PPS, ASHC and Grupo Crédito. There are various regulatory restrictions on the ability of Credicorp’s subsidiaries to pay dividends or make other payments to Credicorp. To the extent Credicorp’s subsidiaries do not have funds available or are otherwise restricted from paying dividends to Credicorp, Credicorp’s ability to pay dividends to its shareholders will be adversely affected. Currently, there are no restrictions on the ability of BCP, ASHC, PPS or Grupo Crédito to remit dividends abroad. In addition, the right of Credicorp to participate in any distribution of assets of any subsidiary, including BCP, PPS, ASHC and Grupo Crédito, upon any such subsidiary’s liquidation or reorganization or otherwise (and thus the ability of holders of Credicorp securities to benefit indirectly from such distribution), will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims of Credicorp as a creditor of such subsidiary may be recognized as such. Accordingly, Credicorp’s securities will effectively be subordinated to all existing and future liabilities of Credicorp’s subsidiaries, and holders of Credicorp’s securities should look only to the assets of Credicorp for payments.

A deterioration in the quality of our loan portfolio may adversely affect our results of operations

Given that a significant percentage of Credicorp’s revenues are related to banking activities, a deterioration of loan quality may have an adverse impact on the financial condition and results of operations of Credicorp. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies, Credicorp’s pursuit of opportunities in which it can charge higher interest rates, thereby increasing revenues, may reduce diversification of the loan portfolio and expose Credicorp to greater credit risk. Credicorp believes that significant opportunities exist in middle market and consumer lending in Peru and that Credicorp can, on average, charge higher interest rates on such loans as compared with interest charged on loans in its core corporate banking business, made primarily to clients that operate in industrial and commercial economic sectors. Accordingly, Credicorp’s strategy includes a greater emphasis on middle market and consumer loans, as well as continued growth of its loan portfolio in general. An increase in the portfolio’s exposure to these areas could be accompanied by greater credit risk, not only due to the speed and magnitude of the increase, but also due to the shift to lending to the middle market and consumer sectors, which have higher risk profiles compared, particularly, to loans to large corporate customers. Given the changing composition of its loan portfolio, historical loss experience may not be indicative of future loan loss experience.

We are subject to banking regulation and supervision in Peru. Changes in the regulatory framework in Peru could adversely affect our business

Credicorp is subject to extensive supervision and regulation through the SBS’s consolidated supervision regulations, which oversee all of Credicorp’s subsidiaries and offices including those located outside Peru. BCP’s operations are supervised and regulated by the SBS and the Banco Central de Reserva (“Central Bank”). Peru’s Constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions. The SBS and the Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Such changes in the supervision and regulation of BCP, if made in the future, may adversely affect the results of operations and financial condition of Credicorp. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP.”

We are subject to insurance regulation in Peru. Changes in insurance regulations may impact the ability of our insurance subsidiary to underwrite and price risk effectively and may adversely affect Credicorp’s operating performance and financial condition

Credicorp’s insurance business, carried out by its subsidiary PPS, is subject to regulation by the SBS. Insurance regulation in Peru is an area of constant change. New legislation or regulations may adversely affect PPS’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. PPS is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future, the timing of any such adoption, and what effects any new laws or regulations would have on its operations, profitability and financial condition.

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

We are facing increased competition that may impede our growth

BCP has experienced increased competition, including increased pressure on margins, primarily as a result of the presence of highly liquid commercial banks in the market; local and foreign investment banks with substantial capital, technology and marketing resources; and, recently, from local pension funds that lend to BCP’s corporate customers through participation in such customers’ securities issues. Larger Peruvian companies have gained access to new sources of capital, through local and international capital markets, and BCP’s existing and new competitors have increasingly made inroads into the higher margin middle market and retail banking sectors. Such increased competition, with entrants who may have greater access to capital at lower costs, have affected BCP’s loan growth as well as reduced the average interest rates that BCP can charge its customers.

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

Fluctuation and volatility of capital markets and interest rates may decrease our net income

Credicorp may suffer losses related to the investments by BCP, ASCH, PPS, Grupo Crédito and other subsidiaries in fixed income and equity securities, and to their respective positions in currency markets, because of changes in market prices, defaults, fluctuations in market interest rates or exchange rates or other reasons. A downturn in the capital markets may lead Credicorp to register net losses due to the decline in the value of these positions, in addition to negative net revenues from trading positions caused by volatility in prices in the financial markets, even in the absence of a general downturn.

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

Credicorp Ltd. is a limited liability company incorporated in Bermuda in October 20, 1995 to act as a holding company, coordinate the policy and administration of its subsidiaries, and engage in investing activities. Credicorp’s principal activity is to coordinate and manage the business plans of its subsidiaries in an effort to implement universal banking services and develop its insurance business, focusing in Peru and Bolivia and with limited investments in other countries of the region. It conducts its financial services business exclusively through its subsidiaries. Credicorp’s registered address is Clarendon House 2 Church Street, Bermuda. Its management and administrative offices are located at Calle Centenario 156, La Molina, Lima 12, Perú, and its phone number is 51-1-313-2000.

Credicorp is the largest financial services holding company in Peru and is closely identified with its principal subsidiary, BCP, the country’s largest bank and the leading supplier of integrated financial services in Peru. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage, trust, custody and securitization services, asset management and proprietary trading and investment). As of December 31, 2006, Credicorp’s total assets were US$12.9 billion and shareholders’ equity was US$1.5 billion. Its net income attributable to Credicorp’s equity holders in 2005 and 2006 was US$181.9 million and US$230.0 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.” The following table presents certain financial information for Credicorp by principal business units as of and for the year ended December 31, 2006 (see Note 25 to the Credicorp Consolidated Financial Statements):

	As of and for the Year ended December 31, 2006
	Total Revenues	Operating Income	Total Assets
	(U.S. Dollars in millions)
Commercial Banking	US$975	US$447	US$11,090
Insurance	316	115	989
Pension Fund Administration	23	-	227
Investment Banking and others	58	1	576
Credicorp	US$1,372	US$563	US$12,882

Credicorp conducts its commercial banking and investment banking activities primarily through BCP, the largest (in terms of total assets, loans, deposits, shareholders’ equity and net income) full service Peruvian commercial bank (“Peruvian commercial bank,” “Peruvian insurance company” and similar terms when used in this Annual Report do not include the assets, results or operations of any foreign parent company of such Peruvian entity or the foreign subsidiaries thereof), ASHC, a diversified financial services company and the pension fund business through Prima AFP. Credicorp’s insurance activities are conducted through PPS, the second largest Peruvian insurance company in terms of premiums, fees and net income.

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

In August 1997, Credicorp acquired 39.5% of Banco de Crédito de Bolivia (“BCB”) from BCP for US$9.2 million. In July 1998, Credicorp acquired 97% of Banco de La Paz, a Bolivian bank with US$52.1 million in assets, which was subsequently merged with BCB in January 1999, at which time Credicorp also increased its beneficial ownership in BCB to 55.79%, with BCP owning, directly or indirectly, 44.21%. In November 2001, BCP bought back a 53.1% stake in BCB from Credicorp for US$30.0 million. As of December 31, 2005, BCB operated 47 branches located throughout Bolivia, together with 124 ATMs. BCB’s results have been consolidated in the BCP financial statements since the date of its acquisition in November 1993.

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

In March 2003, BCP, adding to its 55% stake, acquired for US$17.0 million the remaining 45% of the equity shares of Solución Financiera de Crédito del Perú S.A. (“Solución”) from Banco de Crédito e Inversiones de Chile (“BCI”) and other foreign shareholders, making Solución once again a BCP wholly owned subsidiary. Substantially all of Solución’s assets and liabilities were absorbed into BCP’s Peruvian banking operations in March 2004. Solución’s net income in 2003 was US$7.6 million, and it had, as of February 28, 2004, a loan portfolio of US$88.4 million, with a 3.0% past-due ratio.

During 2003, BCP converted Banco de Crédito Overseas Limited (“BCOL”), its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC. ASHC subsequently consolidated BCOL into its operations during 2004. Certain long-term equity interests, held previously by BCOL, were transferred to BCP which were then transferred to Inversiones Crédito in accordance with Credicorp’s policy for holdings of equity interests in non-financial companies. In April 2004, PPS sold substantially all of its holdings of Credicorp’s equity shares to ASHC (see “Item 7.-(A) Major Shareholders and Related Party Transactions”).

In March 2004, PPS acquired Novasalud Perú S.A. - Entidad Prestadora de Salud (“Novasalud EPS”), one of three private health insurance providers in Peru, and merged Novasalud EPS with Pacífico S.A. Entidad Prestadora de Salud (“Pacífico Salud”), a subsidiary of PPS, in August 2004.

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

In January 2005, BCP and Bank of America, both principal shareholders of Fleet Boston N.A., agreed to engage in a buy-sale transaction of the loan portfolio of the Peruvian branch of Bank Boston N.A. and the loan portfolio of Peruvian nationals with Fleet Boston N.A. The transaction, which took place on January 24, 2005, was recorded at acquisition cost. BCP paid approximately US$353.8 million in cash for the loan portfolio, which included commercial loans, mortgage and leasing operations.

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

In August 2006, Prima AFP acquired Unión Vida AFP, a pension fund operating in the Peruvian market, in a strategic move towards consolidation, as part of its efforts to gain a leading position in the pension fund market. The acquisition of Unión Vida AFP, which was formerly held by Banco Santander, enabled Prima AFP to position itself as the second ranking company in market share terms, and as a leader in the industry, given its second highest returns and lowest commissions for affiliates. The merger between Prima AFP and Unión Vida AFP was consummated in December 2006.

Prima AFP incurred in important merger relative to its size, reaching the end of 2006 with losses of US$20.7 million. Prima AFP reached the year-end as the system’s second pension manager with 997,963 affiliates, with funds under management amounting to US$4,163 million and more than 17,000 pensioners. It also extended its geographical coverage to 11 service points and 19 points of sales, placing itself strategically as the most aggressive and solid managing company.

In November 2006, PPS sold to Credicorp its remaining 1.02% of BCP shares that it maintained to that date, generating a goodwill in respect of the minority interest acquired by Credicorp (0.25%) of approximately US$7.2 million.

The following tables show the organization of Credicorp and its principal subsidiaries as of December 31, 2006 and their relative percentage contribution to Credicorp’s total assets, total revenues, net income and shareholders’ equity at the same date (see “—(C) Organizational Structure”):

	As of and for the Year ended December 31, 2006(2)
	Total Assets	Total Revenue	Net Income (Loss)	Shareholders’ Equity
Banco de Crédito del Perú	82.2%	69.7%	88.3%	71.6%
Atlantic Security Holding Corporation	8.1%	4.6%	14.6%	7.2%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros	7.0%	22.8%	8.2%	14.6%
Grupo Crédito (1)	2.4%	2.4%	-5.8%	14.3%
Others (3)	0.3%	0.5%	-5.3%	-7.7%

(1)	Includes Prima AFP and others.
(2)	Percentages determined based on the Credicorp Consolidated Financial Statements.
(3)	Includes Credicorp Securities Inc. and others.

The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2006:

	As of and for the Year ended December 31, 2006(2)
	Total Assets	Total Revenue	Net Income (Loss)	Shareholders’ Equity
Banco de Crédito del Perú	91.0%	89.2%	81.0%	82.7%
Banco de Crédito de Bolivia	5.8%	6.2%	6.3%	7.4%
Crédito Leasing S.A.	2.4%	2.0%	4.1%	2.5%
Financiera de Crédito Solucion	0.3%	0.2%	0.6%	0.6%
Credifondo S.A.	0.1%	1.1%	3.3%	1.9%
Credibolsa Sociedad Agente de Bolsa S.A.	0.1%	0.5%	1.1%	0.6%
Others(3)	0.3%	0.8%	3.6%	4.3%

(1)	Credicorp holds an additional 4.08% stake.
(2)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2006.
(3)	Includes Creditítulos S.A., Inmobiliaria BCP and others.

(B)	Business Overview

(1) Introduction - Review of 2006

Credicorp’s results for 2006 maintained their positive trend from the four previous years and showed significant improvement due to a growing Peruvian economy and a favorable international environment. Consolidated net income increased substantially, and the quality of the loan portfolio and of investments in other risk assets continued to improve.

Net income attributable to Credicorp reached US$230.0 million (compared to US$181.9 million in 2005), representing an increase of 26.4% over the previous year and resulting in a return on equity for Credicorp’s equity holders of 18.4% in 2006 (compared to 16.4% in 2005) and earnings per share of US$2.88 in 2006 (compared to US$2.28 in 2005). This result was reached despite significant non-recurring expenses in 2006, such as the start-up expenses of AFP Prima’s operations and expenses relating to the merger with AFP Unión Vida.

The rise in profits is mainly a result of an increase in net interest income, an improvement of the loan portfolio, which eliminated the requirement for a provision charge for the credit portfolio, and the sustained growth in non-financial income. In addition, in 2006, PPS, Credicorp’s insurance subsidiary, tripled its earnings measured in the previous year (2005 was a year in which PPS experienced high claims resulting in substantial losses), making a significant contribution to the results of Credicorp.

2006 was successful, not only in light of the profits obtained, but also because Credicorp reached significant achievements in the growth and quality of its managed assets, in improving its efficiency, and in attaining specific objectives in respect of each of its business lines.

The improvement in Credicorp’s results in 2006 was mainly driven by Credicorp’s expansion strategy for its banking business. Since 2005, Credicorp has focused on expanding its retail banking businesses that offered potential for higher growth and better margins as well as on expanding its transactional businesses. As a result, Credicorp’s banking business experienced a substantial improvement in financial margins, despite a very competitive environment, had lower provisions for loans, and achieved sustained growth in revenues from banking services and lower provisions for loans.

Credicorp’s total assets and asset quality improved substantially in 2006. Total assets reached US$12.9 billion as of December 31, 2006, a 16.7% increase from US$11.0 billion as of December 31, 2005. While total loans grew by 18.2% in 2006 (9.2% in 2005), increased liquidity led to an increase in investments of 21.7% in the same period. Provision for loan losses net of recoveries resulted in earnings of US$4.2 million (US$6.4 million in 2005), compared to losses of US$16.1 million in 2004. This is attributable to the better quality of the loan portfolio in the past two years. For the fifth consecutive year, past due loans have been decreasing and reached 1.3% in 2006 (1.9% at year-end 2005; 3.5% at year-end 2004), while past due loan coverage by provisions increased significantly to 247.9% from 206.3% at year-end 2005 and from 170.9% at year-end 2004.

BCP’s consolidated net income attributable to Credicorp in 2006 reached US$238.9 million, (US$176.5 million in 2005), part of a distinct upward trend during the last few years, which primarily resulted from: (i) the growth of the loan portfolio, which in turn generated greater net interest income; (ii) the substantial improvement in the quality of the loan portfolio, which allowed for lower provisions and greater recoveries of the distressed portfolio of prior years; and (iii) the implementation of a strategy focused on more profitable sectors not yet served by the financial system and on the transactional activity that encouraged the growth of non-financial income. As a consequence of this favorable evolution of results, BCP marked a major growth in profitability as a percentage of its average net equity, reaching an all-time high of 28.6%.

2006 was a year of substantial loan growth. In addition to the 29% growth in BCP’s Retail Banking Group as a result of the dynamic expansion of the retail segment of the Peruvian economy, wholesale banking also grew significantly with the loan portfolio growing 17%. This loan growth is a consequence of two parallel dynamics: pre-electoral uncertainty led companies to take loans to secure future liquidity, while election results, which generated trust in the continuity of the economic policies, enabled the financing of major long- and medium-term projects.

As of December 31, 2006, BCP’s assets totaled US$10,672 million, a 15% increase from December 31, 2005. BCP’s loan book of US$5,678 million represents 53% of BCP’s total assets, compared to 50% in 2005. This loan growth, measured in average daily balances for the year, reached 17.2%. As previously mentioned, retail was the main contributor to BCP’s results, posting the best performance among all Groups, growing 29%. Within this Group, mortgage credits continued to be the most important product with 47% of portfolio share, followed by PYME (small and mid-sized companies) credits that represented 30%. However, the product which has proven to be the most dynamic in terms of growth was the credit card, showing a significant increase of 39% during 2006, and reaching a total of US$198.9 million, followed by PYME credits (which grew by 38%) and consumer credits (which reached a 36% growth). Given the better margins available in this business, retail banking has become the driving force of growth and recovery of BCP profitability.

Loans past due reached a historical low of 1.31%, and coverage of provisions on non-performing portfolio reached 249.5%. These ratios reflect a combination of very low provisions requirements and the continuation of portfolio write-off recoveries, benefiting results.

It is important to highlight the strong growth of transactional operations in 2006, made possible by the expansion of the different distribution channels. In 2006, 19 new branches were inaugurated, reaching a total of 237, and 104 ATM machines were added, for a total of 655. The massive launch of an efficient and innovative channel, the Agent BCP, had great significance during 2006. The Agent BCP is a modified and significantly less expensive version of an automated teller. 490 such new points were opened, totaling 551, supporting an expansion of about 75% in the bank distribution network. Together with this initiative, in 2006, new savings products - e.g., the “zero account” and the “free account” where there is no minimum balance requirement for opening the account and no fees are charged for maintenance, ATM transactions, phone banking, or Internet banking transactions - were successfully introduced. All of these reflect BCP’s efforts to serve a greater number of people, increase banking penetration and BCP’s inclusion in the banking system by encouraging the use of banking services among people who previously did not use them.

The level of the efficiency ratio was in line with expectations: at 50.5% in 2006, it was lower than the 51.9% in 2005, resulting from the strong growth in operating income and controlled operating expenses, which grew by 11.6%. A component of operating expenses is personnel expenses, which rose by 14% as a consequence of the decision to improve customer service through longer service hours and the hiring of service promoters. 1,118 jobs were added in 2006, to a total headcount of 8,860 (7,740 in 2005). Additionally, general expenses grew by 11.7% due to aggressive marketing campaigns and customer loyalty-building programs, as well as system expenses, including maintenance of computer hardware, software and infrastructure, licenses and other projects. System’s expenses in 2006 were over US$41 million.

In the Bolivian market, Banco de Crédito de Bolivia (BCB) consolidated its position in 2006, reaching levels that exceeded management’s expectations, given the political circumstances, and producing US$14.1 million in income, 38.2% higher than in 2005. BCB’s conservative credit risk management strategy was maintained in 2006, with non-performing loans totaling 3.6%, while coverage stood at 163.6%, compared to ratios of 8.7% and 90.7%, respectively, in the rest of the Bolivian banking system, making BCB the best performing bank in the Bolivian market. BCB’s return over average equity reached 21.7% in 2006, which is the highest in the bank’s history.

As for BCB’s market share, the gross portfolio stood at 14.0% in 2006, while deposits totaled 14.8%, making BCB, when measured in those terms, the third ranking bank in the market.

In 2006, BCB focused on high-margin sectors, including retail, commercial banking and the recently created “Banca Consolidada”, a sector consisting of businesses with annual sales below US$1 million. The PYME sector was also strengthened and enjoyed significant progress.

Atlantic Security Holding Corporation’s net income reached US$31.5 million, 25% higher than the US$25.2 million reached in 2005. The main factors driving this growth included higher income from Credicorp dividends and ASHC’s strategy of focusing on the asset management business. The results were a growth of 24% in fee income and increased investment gains. Dividend income increased by 40.6% from that of 2005, as a result of Credicorp’s higher income. However, this income was eliminated in the consolidation, so that ASHC’s contribution to Credicorp’s results reached US$15.4 million, 14.1% more than the US$13.5 million reached in 2005, reflecting ASHC’s excellent core business growth. Total managed funds, deposits and assets under management were US$2.5 billion, 25% higher than the US$2.0 billion reached in 2005, with approximately 54% of such funds, deposits and assets under management, consisting of third-party funds that are managed with a lower risk to ASHC.

The Insurance Business

Pacifico Peruano Suiza (PPS), with the support of its strategic partner American International Group (“AIG”), has reorganized the company around two key areas of management: distribution channels and specialized risk management by area.

First, with respect to distribution channels, PPS has placed special emphasis on relationships with brokers. Brokers were assigned specialized employees to assist them in the issuance of policies and in the process of claim settlement. In addition, brokers are receiving operational support to maximize the use of technological platforms and online services.

Second, a specialized team has been formed for the purpose of analyzing risk by area, e.g., fire, automobiles, health and fraud. This team is responsible for improving the technical results through a study of the risk portfolio by area, applying best practices in selection, operations and marketing, and for creating new products aligned with Peruvian’s economic and social reality.

At the same time, PPS has prepared for the changes that will occur as a result of the adoption of the Basel II and Solvency II recommendations. This was done by reinforcing and adding new investment practices for maximizing profitability, respecting an appropriate match of currency and terms for its assets and liabilities and, above all, supporting technical obligations. The reorganization of the investment portfolio improved asset and liability management, not only in terms but in currencies as well.

During 2006, service excellence was defined as a competitive strategy, and to lead the market in such environment, the company’s production process was redesigned to offer customers, brokers and insured parties a simple, easy and tangible experience in the purchase of insurance policies.

As for financial results for 2006, under IFRS, PPS, which encompasses Pacífico Seguros, Pacífico Vida and Pacífico Salud EPS, recorded a total premium of US$372.6 million, a 3.8% increase from 2005. However, in 2006 Pacífico Seguros reported very significant and extraordinary financial gains, which increased net income to US$53.3 million, well above the US$7.0 million obtained in 2005. Such extraordinary financial gains reached approximately US$40 million and resulted from the sale of BCP and Alicorp shares (approximately US$34 million in gains on the sale of BCP shares). However, these gains were largely eliminated in the consolidation process, because the BCP shares were sold within the Credicorp Group. Thus, the recovery in PPS’s contribution to Credicorp increased from US$5.6 million in 2005 to US$14.5 million in 2006.

The effects of the strategy change are already noticeable in the growth of consolidated net premiums earned by the group, which increased at the rate of 6.2% in 2006, and even more so in the evolution of the technical results of the group, which have recovered significantly, reaching a growth of 78% over 2005 results. This has led to an improvement in the ratio of underwriting results as a percentage of total premiums with a 9.3% in 2006, compared to a 5.5% in 2005.

In 2006, Prima AFP (and after December 2006, together with Unión Vida AFP) incurred a loss of US$20.7 million, higher than initially expected and 172% higher than the US$7.6 million loss registered in 2005. The losses resulted from the significant start-up and merger costs incurred in both years.

Additionally, as a result of acquiring Unión Vida, Prima AFP absorbed merger expenses, including the full depreciation of Unión Vida: IT systems, the use of which was discontinued in December 2006, the write-off of the brand “Unión Vida” and the cost associated with discharging staff as of December, 2006.

As a result of its own growth and the growth provided by the Unión Vida acquisition, Prima AFP reached December 31, 2006 as the industry’s second largest pensions administrator, with 997,963 affiliates, total funds under management of US$4,206 million and more than 17,000 pensioners. It also extended its geographical coverage to 11 service points and 19 points of sale.

The following table sets forth the contribution to the consolidated net income attributable to Credicorp’s equity holders by each of its principal subsidiaries:

	2004	2005	2006	Variation 2006/2005
	(U.S. Dollars in millions, except percentages)
BCP(1)	111.4	176.5	238.9	35.4%
ASCH	13.3	13.5	15.4	14.1%
PPS	9.6	5.6	14.5	158.9%
Grupo Crédito(2)	-3.6	-13.7	-38.8	183.2%
Total	130.7	181.9	230.0	26.4%

(1)	Includes Banco de Crédito de Bolivia, which contributed US$14.1 million in 2006, US$10.2 million in 2005 and US$4.8 million in 2004.

(2)
Includes Prima AFP (which recorded losses of US$20.7 million in 2006 and US$7.6 million in 2005), Credicorp Securities, Credicorp Ltd. holding company, which mainly includes tax withheld in connection with the distribution of dividends to Credicorp by its Peruvian subsidiaries (BCP and PPS), and others.

(2) Strategy

The underlying principle of Credicorp’s strategy is to focus on growth opportunities within the market, on identifying synergies that will enable high levels of efficiency in its business and on defining individual “roadmaps” to enhance profitability and improve returns of each of Credicorp’s investments. To this end, Credicorp tries to combine knowledge, resources, experience, technology and capabilities for the benefit of the group as a whole.

In line with this strategy, in 2006 Credicorp focused on:

•	expanding the banking business (BCP, BCB) through strong retail and transactional business expansion;

•	restructuring the insurance business (PPS);

•	positioning of Prima AFP, the pension fund management business; and

•	improving the management of the assets held by Credicorp’s companies.

The objective of improving and sustaining the profitability of the group as a whole can only be attained through disciplined implementation of a well-grounded, long-term strategy. Credicorp’s strategy has proven successful and was confirmed by the results achieved in 2006. Therefore, Credicorp intends to continue following the path taken in 2006. Hence, many of the measures planned for 2007 are focused not only on specific business areas, but also on better use of the group’s resources.

Apart from the group’s internal strategy, the advancement in the economic and financial environment in Peru in general, and the development of the retail banking market, in particular, also set the trend for the group’s banking and other businesses and shape overall Credicorp strategy.

Following is a description of the specific strategies employed by the various businesses in the group:

Banking Business

Banco de Crédito del Perú - BCP

The banking business’s growth strategy is based on four pillars:

•	Focusing on all retail sector products offered;

•	Increasing banking penetration (investing in the development of innovative channels and specifically tailored products);

•	Focusing on income from transactional services; and

•	Investing in simplifying processes and strengthening the security of support systems.

Credicorp has employed the same strategy with respect to BCB and, capitalizing on BCP’s experience, succeeded in positioning BCB as the leading bank in Bolivia.

Insurance Business

Pacífico Peruano Suiza - PPS

The insurance business has been equally focused on strategies for improving the profitability of and growing the various branches of the business, especially in the retail sector, by focusing on:

•	Cost control, to increase profitability by area;

•	Designing new products for the retail sector extracting better margins;

•	Focusing on differentiation through excellence in service; and

•
Pursuing know-how synergies between the insurance business (with its AIG partner), the distribution business (with BCP), and the management of investments and information (with the Credicorp group’s asset management database).

Asset Management Business

The development of a global asset management strategy is the first main effort to realize the benefits of synergies within the Credicorp group as a whole. The idea was that all Credicorp companies will share in and benefit from the market intelligence, experience and information available at the subsidiary level to define policies, norms, guidelines and investment parameters for each entity according to its needs and applicable regulations.

Prima AFP

The strategy of the pension fund business of Prima AFP is focused on reducing the cost of pension sales as well as on creating new affiliations made possible in light of the growing, economically active employment sector.

Outlook for 2007

Prioritizing Retail banking

BCP’s goal is to become the bank with which most Peruvian citizens do their banking transactions. BCP shall continue to treat transactions with individuals and small companies as a priority. Credicorp views this sector of the banking market as the most dynamic and as one that is likely to become a substantial contributor to overall profitability. In 2006, retail banking accounted for more than half of BCP’s profits, and management expects it to attain the same contribution in 2007.

Retail banking activity generates significant income not only from interest on loans, but also from bank services offered to a large number of customers that generate more than 24 million transactions monthly. BCP has been creating new services for medium and large companies, as well as updating existing services.

In order to support the growth of the retail sector and to continue to modernize BCP’s operations, Credicorp management plans an injection of US$80 million into BCP 2007, for investment in IT physical infrastructure. Management plans to broaden the bank’s network significantly during 2007 by opening 26 branches, installing 75 ATMs, and setting up 170 new BCP Agents (reaching a total of 720 agents by the end of 2007).

The expansion in infrastructure and operations also means an increase in BCP’s labor force, which, Credicorp management believes, is not only indispensable to the maintenance and improvement of the quality and efficiency of the services BCP renders, but is also necessary, given BCP’s position in the Peruvian market. In 2006, 1,118 employees joined BCP, and it is expected that in 2007, 500 more will be hired.

Asset Management

The management of third party funds is another area of business Credicorp intends to prioritize in 2007. After entering the pension fund management business in Peru, asset management has become fundamental for [Credicorp]. As of December 31, 2006, total third-party funds under Credicorp management totaled US$6,900 million. This important source of Credicorp’s income helps diversify and complement financial revenues.

Credicorp management is adjusting and improving internal processes to offer quality service that includes providing adequate and timely information to its asset management customers.

Insurance

In the insurance business, the reorganization process that started in 2006 is expected to be completed in 2007. The change addresses key aspects of PPS’s operations: distribution channels and risk management by sector. The first aspect demands working very closely with PPS’s insurance brokers to improve customer service, whether in issuing policies or when settling claims. In the risk management area, PPS has set up a qualified professional team that is charged with analyzing the risk portfolio and creating new products applying best practices in the selection, operations and marketing. PPS has also initiated a process to change its risk portfolio profile, by decreasing its share of the most volatile investments, and increasing the share of more predictable investments, such as investments in the automobile industry. New mass insurance products have also been added and are presently being launched in the market.

Risk Management

Caution is one of the basic pillars of Credicorp management, and it is supported by conservative risk management to limit losses that may result from unexpected changes in market conditions. In this regard, Credicorp will continue with its policy of matching assets and liabilities based on terms and currencies, in order to reduce the risks related to liquidity, interest rates and exchange rates. Credicorp will continue applying caution in credit granting and will also continue with its conservative approach in building reserves to support its liabilities in the insurance business and covering any possible deterioration of its loan portfolio and other assets. In the last few years, Credicorp has worked extensively on analyzing and adapting its processes to mitigate operational risk, a task that has brought Credicorp to the forefront of financial activities in Peru. Credicorp’s top management is convinced that applying and maintaining a cautious policy in managing risk is the key to creating long-term growth while protecting the net worth of its customers and shareholders.

(3) Credicorp Operating Groups

Credicorp conducts its business operations through four different principal subsidiaries: BCP and subsidiaries (which include BCB), Atlantic Security Holding Corporation, Pacífico Peruano Suiza and Grupo Crédito (which includes Prima AFP).

The majority of Credicorp’s commercial banking business is carried out through BCP, Credicorp’s largest subsidiary and the oldest bank in Peru. A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. Credicorp conducts commercial banking activities in Bolivia through BCB, a full service commercial bank with US$528.5 million in deposits, US$653.6 million in assets and US$367.9 million in loans, as of December 31, 2006. As of such time, BCB was the third largest Bolivian bank in terms of loans and deposits, with a 14.8% market share.

Credicorp’s commercial banking business is organized into wholesale banking activities, which are carried out by BCP’s Wholesale Banking Group (which includes the Corporate Banking operations of ASHC), and retail banking activities, which are carried out by BCP’s Retail Banking Group. Credicorp performs its leasing operations either directly through BCP or through Crédito Leasing S.A. (“Credileasing”), a subsidiary of BCP.

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

Credicorp’s deposit-taking operations are principally managed by BCP’s Retail Banking Group and ASHC’s Private Banking Group. See “—(12) Selected Statistical Information—(iv) Deposits.”

The majority of Credicorp’s trading and brokerage activities are conducted through BCP and ASHC and, since January 2003, through Credicorp Securities Inc. (“Credicorp Securities”), a wholly owned subsidiary of Credicorp. Credicorp Securities is a U.S. registered broker-dealer with its offices in Miami. Credicorp’s asset management business is carried out by BCP in Peru, through its subsidiary Credifondo, and by Prima AFP, the pension fund administrator.

Credicorp offers investment banking products and services through BCP and ASHC. BCP offers clients a wide range of such products and services, such as brokerage, mutual fund and custody services through its branch network in Lima and, on a more limited basis, throughout the rest of Peru. In addition, Credicorp also distributes such products through ASHC.

In the last few years, Credicorp has consolidated an important line of business, namely, investment management for its customers. The growth of this business may be attributed to several major factors, the most outstanding of which is Credicorp’s incursion into the business of managing Peruvian private pension funds in August 2005, through Prima AFP, and the subsequent acquisition of AFP Unión in August 2006. Another contributing factor was the growing penetration of mutual funds in Peru in general in recent years. BCP’s mutual funds subsidiary, Credifondo, leads the market, with a share of 47.8% of the total assets currently under management. Finally, another relevant factor was the high and sustained growth of the international mutual funds and financial advisory services offered by BCP’s affiliate, Atlantic Security Bank, to its private banking customers. In December 31, 2006, the sum of the market value of the assets under management serviced by the Investment Management, International Mutual Funds, and Financial Advisory Services Groups totaled US$6,976 million.

Because of the size of these businesses, the importance of the commissions they generate and, above all, the fiduciary responsibility they entail, Credicorp has been developing a corporate supervision project entitled Asset Management, the main objectives of which are to establish homogeneous risk control and investment policies and evaluate the management and results of the portfolios under management based on best international practices.

Credicorp’s Asset Management is composed of four main components:

•
Portfolio Management: Credicorp seeks to consolidate the good performance of its portfolios and funds through strict risk control and an appropriate level of diversification. To achieve this, it focuses on improving three key aspects: investment policies, investment processes and management metrics.

•
Financial Management: Credicorp focuses on providing quality financial advisory services, building customer loyalty, and encouraging customers to invest in a diverse combination of securities according to their risk profile. Credicorp’s objective is to improve the standards of the advisory services that the commercial bank offers and to distinguish between the levels of advisory services provided to different sectors.

•
Brokerage: Credicorp attempts to provide a timely and high quality service, offering competitive execution costs, channeling a greater proportion of the assets traded by the group’s companies to profitable investments and identifying opportunities for joint action (resulting in better prices), in addition to improving controls aimed at avoiding possible conflicts of interest.

•
Risk Analysis: Credicorp seeks to identify, quantify, regulate and, ultimately, minimize the risks associated with operations, credit, market, liquidity, legal contingencies, conflict of interests and other risks. Another objective of risk analysis is setting corporate investment limits, creating a portfolio investments risk manual, and ensuring strict compliance with risk control rules.

Credicorp conducts its insurance operations exclusively through PPS and its subsidiaries, which provides a broad range of insurance products. PPS focuses on three business areas, i.e., general insurance through Pacífico Seguros, life and pension insurance through Pacífico Vida, and health care insurance through Pacífico Salud EPS. PPS, like other major Peruvian insurance companies, sells its products both directly and through independent brokers and agents. Directly written policies tend to be for large commercial clients, as well as for life and health insurance lines.

Credicorp is attempting to expand PPS’s sales network, which currently has 20 offices throughout Peru, by selling certain insurance products through BCP’s branch network. PPS offers, in collaboration with BCP, a life and health insurance product called Segurimax as well as a personal life insurance product that combines accidental death coverage with renewable term life insurance.

(4) BCP and Subsidiaries

(i) General

BCP’s activities include commercial banking, investment banking and retail banking. As of December 31, 2006, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets of S/.33.7 billion (US$10.5 billion), total loans of S/.18.7 billion (US$5.6 billion), deposits of S/.26.7 billion (US$8.4 billion) and shareholders’ equity of S/.2.9 billion (US$0.9 billion). As of December 31, 2006, BCP’s loans, on an unconsolidated basis, represented approximately 30.5% and the deposits represented approximately 36.2% of the total Peruvian banking system, respectively.

As of December 31, 2006, BCP had the largest branch network of any commercial bank in Peru with 237 offices, including 147 in Lima and the adjoining city of Callao. BCP operates an agency in Miami and a branch in Panama.

As of December 31, 2006, BCP accounted for 69.7% of Credicorp’s total revenues, 82.2% of total assets, 88.3% of net income and 71.6% of shareholders’ equity. BCP’s operations are supervised and regulated by the SBS and the Central Bank.

Beginning in February 2007, BCP implemented a new way to grouping its loan portfolio for business and management purposes. The new grouping criteria changed as follows:

Before		After
Sales (US$MM)	Group	Sales (US$MM)	Group
Up to 0.3	Micro-business	Until 0.3	Micro-business
From 0.3 to 1	Small Business	From 0.3 to 1.5	Small Business
From 1 to 15	Middle market	From 1.5 to 30	Middle market
Higher than 15	Corporate	Higher than 30	Corporate

The new grouping was a result of an analysis, which addressed factors beyond the simple size and volume of activity for each client, and looked also at clients’ affiliation with other companies or groups, the degree of follow-up required, their credit ratings, etc. As a result of this process, US$75 million of the loan portfolio of the SME group (Retail) was transferred to the Middle Market group (Wholesale).

Subsidiaries

BCP’s corporate structure consists of a group of local subsidiaries offering specialized financial services, which complement BCP’s commercial banking activities. In addition to its local subsidiaries, BCP has an agency in Miami and a branch in Panama, one subsidiary in Bolivia and an affiliate bank, Atlantic Security Bank, in the Cayman Islands.

BCP and its principal subsidiaries as of December 31, 2006 are as follows:

•
Banco de Crédito de Bolivia is BCP’s commercial bank in Bolivia. BCP owns 96% of BCB and Credicorp holds the remaining interest. BCB initiated operations under the BCP umbrella in February 1994. In July 1998, BCB absorbed Banco de la Paz’s operations for US$140 million, making BCB the fourth largest bank in Bolivia. In May 1999, BCB acquired the portfolio of Banco Boliviano Americano for US$116 million and became Bolivia’s second largest bank. Currently, BCB is the fourth largest bank in Bolivia in terms of market share and has a network of 57 offices located throughout Bolivia. BCB owns one of Bolivia’s largest brokerage houses, Credibolsa S.A. Agente de Bolsa. BCP targets middle- and small-sized clients and offers a broad range of corporate, personal banking and leasing products. Credicorp’s total direct and indirect investment in Bolivia is currently delimited to be US$70 million. BCB’s results are consolidated in BCP’s financial statements.

•	Credibolsa Sociedad Agente de Bolsa (“Credibolsa”) was established in June 1991 and is fully owned by BCP. It is engaged in portfolio advisory and brokerage activities in the Lima Stock Exchange.

•	Credileasing offers a large variety of financial leasing products. Credileasing was established in July 1996 and is 100% owned by BCP.

•	Credifondo Sociedad Administradora de Fondos Mutuos (“Credifondo”) is a mutual fund management company, established in 1994.

•	Creditítulos (“Creditítulos”) was established in 1997 and is fully owned by BCP. The company serves as an asset securitization entity.

•	Inmobiliaria BCP is the real estate subsidiary of BCP. This subsidiary was created to manage and promote the sale of real estate that had been foreclosed or received in payment by BCP.

(ii) Wholesale Banking Group

The Wholesale Banking Group has traditionally represented the majority of BCP’s loans.

BCP’s Wholesale Banking Group competes with local and foreign banks. BCP’s traditional relationships provide the Wholesale Banking Group with a competitive advantage.

During 2006, the Wholesale Banking Group kept the positive trend in loan placements which started in prior years, posting average portfolio levels of US$2,976 million in 2006, 17% higher than in 2005. This result was achieved despite BCP’s already large market share, the aggressive competition, and the financial disintermediation caused by the rapid development of the local capital markets. BCP has the largest capital base among Peruvian banks, which provides it with more resources to meet the financing needs of its corporate clients. Since Peruvian companies were not able to access international sources of credit until the mid-1990s, BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The Wholesale Banking Group provides its customers with short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease financing.

The Group is divided into the following areas:

•	Corporate Banking, which provides loans and other credit services to companies with annual revenues in excess of US$15 million (US$30 million beginning February 2007);

•	Middle Market Banking, which serves mid-sized companies;

•	International Trade Finance, which manages BCP’s relationship with financial institutions abroad;

•	Corporate Finance, which provides underwriting and financial advisory services to corporate and middle market clients;

•	Business Finance, which finances business projects and manages the financial leasing product;

•	Institutional Banking, which focuses principally on serving non-profit organizations, state-owned companies and other major institutions; and

•	Business Services, which develops transactional services.

Net interest income from the wholesale banking sector reached US$119 million, a growth which resulted from the increase in business volume and compensated for the reduction in lending rates. Income from financial services accounted for 43% of the total income generated by the wholesale banking sector. At the same time, the retail group, undergoing reorganization, still accounts for the bulk of loan placements, with 69% of the wholesale banking sector in this area.

Although state-controlled corporations are served by BCP’s Wholesale Banking Group, mostly in connection with international trade finance, BCP does not regularly extend loans directly to the Peruvian government or to regional or municipal governments.

Corporate Banking

According to BCP’s internal reports, loans provided by the Corporate Banking Area represent 37% of BCP’s total loans granted in 2006. Despite the relatively small growth of this group (due to the growing array of financing alternatives offered by the capital markets), corporate banking loans grew for the third consecutive year and reached an average portfolio balance of US$1,805 million, which represents a 14% increase compared to 2005. The composition of these loans was approximately 66% foreign currency-denominated (primarily U.S. Dollar-denominated) and 34% Nuevo Sol-denominated. As in the middle market banking sector, the corporate banking group has faced a very aggressive competitive environment in terms of rates, which translated into a reduction in the lending spreads. On the deposit side, corporate deposits kept growing, accounting for approximately 28% of BCP’s total deposits.

Client Profile: The Corporate Banking Area is focused on serving large-sized companies with annual turnover of over US$15 million (over US$30 million beginning February 2007) with audited financial statements and with dominant market positions given their particular products or brands. BCP may classify other firms under this category even if they do not meet the above criteria if they belong to very large economic groups from industries that are important to the country’s economy.

Products: The Corporate Banking Area offers a broad range of products and tailors its product offerings to meet the unique requirements of each client. In general, this Area is oriented to offering high-value-added products and services, particularly cash management services, at competitive prices.

The majority of financings is provided to fund sales, international trade and inventories. In general, the Corporate Banking Area grants short-term financing; however, it can provide longer term financing for companies in need of financing capital expenditures and fixed assets, among other purposes. The Area also offers term financing (in all cases backed by real guarantees), financial leasing, factoring, and domestic collections and nationwide fund transfers.

Additionally, Corporate Banking clients can obtain investment banking, advisory and financing services through the Corporate Finance Area, which operates as part of the Wholesale Banking Group and also serves major middle market clients.

Guarantees received by this Area consist of receivables in the case of sales financing, warrants or pledges on inventory, in the case of inventory financing, and real guarantees, in the case of financing for fixed asset acquisitions and improvements to their infrastructure.

There is a limited growth prospect in this business due to high market penetration and competition from capital market in loans.

Middle Market Banking

BCP’s Middle Market Banking Area generally serves the same industries and offers the same products as the Corporate Banking Area. Its focus, however, is on providing its customers with working capital loans, primarily secured by accounts receivables. This is accomplished by arranging financing for medium- and long-term investment programs, including leasing services offered through Credileasing. BCP has a middle market client portfolio of approximately 4,200 companies.

According to BCP’s internal reports, the annual average loan portfolio of the Middle Market Banking Area of BCP reached US$1.2 billion in 2006, 22% higher than the average US$963 million in 2005 (US$859 million in 2004), despite the enforcement of stringent credit quality requirements. BCP expects that this sector will grow and increase its relative importance as the Peruvian economy grows.

BCP expects significant opportunities in lending to middle market businesses, particularly in Peru’s agriculture, fishing and construction industries, where special emphasis has been placed and specific task Areas have been created to attend to the needs of these economic groups.

BCP’s medium-term financing products, which include structured loans, project financing and syndicated transactions, are designed to accommodate specific clients’ needs. Through these products, BCP has been an active lender and financial advisor to Peru’s mining, technology and energy sectors. In addition to its regular sources of funds, BCP is an intermediary of Corporación Financiera de Desarrollo (Development Finance Corporation or “COFIDE,” a second-floor bank fully owned by the State of Peru) and such international financial institutions as Corporación Andina de Fomento (Andean Development Corporation or “CAF”), the International Finance Corporation (“IFC”) and the Inter-American Development Bank, in several medium-term credit lines for project financings in certain sectors.

Financial margins in the Middle Market Banking Area continue to be attractive. Because of their size, middle market companies in Peru generally do not have access to the local or international capital markets or to credit from foreign banks. In addition, BCP believes that middle market companies have benefited significantly from the overall economic improvements in Peru over the past few years. Loan quality problems have been addressed through procedures and organizational changes that have focused on improving the loan approval and credit-risk assessment processes.

The Middle Market Banking Area focuses on organizations with annual revenue levels between US$1 million to US$15 million (between US$1.5 million and US$30 million, starting February 2007), through seven regional managers nationwide. Generally, these clients are not listed on the stock exchange but in some cases are capable of issuing financial obligations or commercial papers. Their financial information is reliable and audited. These companies are typically family-controlled but professionally managed.

The products offered to middle market clients resemble those offered to corporate banking clients. The three major types of products are:

•	Revolving credit lines to finance inventories and sales, as well as stand-by letters of credit and international trade financing;

•	Financing for short-term requirements such as current account credits and temporary account advances (overdrafts); and

•	Financing for medium and long-term requirements using intermediation resources (term deposits) and various types of financial leasing financing.

The Middle Market Banking Area requires that all facilities granted to middle market clients be guaranteed by the main shareholders and their respective spouses. In addition, these clients are usually required to grant real guarantees of assets unrelated to the business, such as real estate owned by the shareholders.

Institutional Banking

BCP’s Institutional Banking Area was moved from the Retail Banking Group to the Wholesale Banking Group in 2004, since most of its clients have a significant volume. This Area serves non-profit organizations, whether public or private, including approximately 4,800 state and local government entities, international bodies, educational institutions and non-governmental organizations among others. The client base has grown significantly since 2002 due to a market re-segmentation effort. Specialized teams in both the Wholesale Banking and Retail Banking Groups serve these clients.

The Institutional Banking Area is strategically important due to the business potential of its clients, which demand diverse products and services, and the opportunities its clients present for generating income from fees and cross-selling opportunities. The Institutional Banking Area’s clients are principally users of transactional products and require consultancy for investment management. BCP’s strategy in this Area is focused on building customer loyalty by offering customized services at relatively competitive rates and provides outstanding service quality. The institutional banking clients mainly require remote office banking, collections and automated payroll payment services.

International Trade Finance

BCP’s International Trade Finance Area is focused primarily on providing short-term credit for international trade, funded with internal resources or with credit lines from foreign banks and institutions. Medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions are also provided. In addition, the International Trade Finance Area earns fees by providing customers with letters of credit and international collections and providing foreign exchange services to clients. The International Trade Finance Area also promotes international trade activities by structuring Peruvian overseas commercial missions and introducing Peruvian businesses to potential foreign clients and vice versa.

BCP maintains business relations with over 1,000 correspondent banks, development organizations, multilateral financial organizations, and Export Credit Agencies in countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital and medium- and long-term investment projects. Although these credit lines are largely underutilized given BCP’s strong liquidity position, they remain available should U.S. Dollar liquidity undergo a correction or demand for U.S. Dollar-denominated loans increase.

Against a backdrop of high liquidity, BCP had to enter other regional markets to increase returns, in particular Ecuador, where approximately US$30.0 million was placed in 2005 and 2006. These loans were granted to companies enjoying the soundest creditworthiness ratings, and in strict compliance with country risk guidelines. In addition, some inroads were made in the Chilean market despite thin margins.

According to the Peruvian Central Bank, in 2006 Peruvian exports increased 37.6% to US$23.8 billion from US$17.3 billion in 2005, principally due to increased exports of mining products and of manufactured goods. During the same year and based on BCP’s internal report, BCP’s exports volume increased 56.17% to US$8.9 billion from US$5.7 billion in 2005, amounting to 37.4% of total Peruvian exports. Total Peruvian imports were US$14.9 billion in 2006, increasing 23.1% from US$12.1 billion in 2005, principally due to higher demand for capital goods and raw materials. BCP’s import letters of credit, collections and transfers amounted to US$2.9 billion in 2006, increasing from US$2.8 billion in 2005.

BCP has a direct presence abroad through its agency in Miami and its branch in Panama and has access to a wide network of foreign correspondent banks to offer several internationally competitive products to its customers.

BCP has correspondent banking relationships and uncommitted credit lines with more than 80 banks for foreign trade operations, financing of working capital, and medium- and long-term investment projects. During 2004, BCP’s significant surplus of liquidity allowed it to maintain a very low use of foreign lines of credit.

In 2006, BCP introduced to the market a new product that supports exporters whose sales to other countries are conducted with no bills of credit or document collection. By introducing Factoring Internacional, BCP created an affiliation with Factor Chain International (FCI), the world’s largest chain in these types of products. BCP can presently acquire export invoices and relieve the exporters’ working capital needs.

Lastly, to benefit from synergies in the correspondent banks business, the International Trade Finance Area now manages business with government financial organizations that were formerly comprised in the Institutional Banking client portfolio and the local Financial Institutions industry.

Corporate Finance

BCP’s Corporate Finance Area provides a wide range of underwriting and financial advisory services to corporate clients and middle market businesses and has a leading position in the local market. The Corporate Finance Area was incorporated into BCP’s Wholesale Banking Group in the first quarter of 1996 in order to enhance its effectiveness as the demands of Peru’s larger corporations move away from loan-based operations toward capital markets-based operations. This Area focuses on the capital markets, primarily debt and equity issues, project financing, corporate financing, financial restructurings and mergers and acquisitions.

Based upon BCP’s internal records, BCP’s share of the market for structuring fixed-income instruments increased to 38.3% in 2006 from 32.3% in the previous year. Private debt placements, after increasing 79% in 2003 to US$1.5 billion, declined 16.6% in 2004 to US$1.2 billion, increased 24.8% in 2005 to US$1.5 billion, and slightly increased again by 1.6% to US$1.6 billion in 2006. Among its main operations in 2006, of particular importance was the structuring of the private bond offering of Concesionaria Trasvase Olmos for US$100 million. Additionally, in December, BCP successfully completed a consulting project to Odebrecht for financing IIRSA Sur. BCP also structured the financing of Compañía Eléctrica El Platanal for US$120 million. Lastly, BCP placed Pluspetrol bonds for US$150 million by means of a public bond offering.

In operations related to project financing and structured loans according to its internal reports, BCP’s Corporate Finance Area structured transactions of medium term during 2006 worth a total of US$269 million from a total of US$749 million structured transactions in the market. Funding for important Peruvian companies spanned different sectors such as electricity generation, mining, oil and gas. Important transactions included the financing of Yanacocha Mining Company for US$47 million, Red de Energía del Perú for US$34 million, and Energía del Sur S.A. - Enersur for US$40 million.

Additionally, the Corporate Finance Area structures short-term instruments, mostly commercial paper and certificates of deposit, and offers financial consultancy services focused on restructuring debt, appraisals and evaluations of payment capacity for companies from several sectors, such as paper, manufacturing, sugar, food, real estate and construction.

Leasing

Leasing offers and manages financial leasing operations. It also carries out medium-term operations, principally for small and medium-sized companies. BCP is the leader with a market share of 35.5% of total leasing.

BCP’s management estimates that BCP’s lease finance business is currently the largest in Peru, with a market share of approximately 35.5% as of December 31, 2006. The principal means of financing for Credileasing is through the issuance of specific leasing bonds and mid-term loans. The total amount of outstanding leasing bonds reached S/.441.4 million (US$138.1 million) as of December 31, 2006. According to SBS, Credileasing’s market share among specialized leasing companies was 63.2% as of December 31, 2006.

The financial leasing business continued its recovery during 2006. BCP’s leasing loan balances showed a 23.9% growth in 2006, as a consequence of tax rule stabilization applicable to leasing operations and the growth of the Peruvian economy, which is evolving favorably.

Growth during 2006 was driven by business loans in sectors requiring investment in mining, transportation services to mining companies, energy generation, fishing and manufacturing companies. Loan demand also increased in the telecommunications sector.

Business Services

BCP’s Business Services Area is in charge of developing transactional services that handle the exchange of information and money transfers to corporations, midsize companies, institutions and micro-business companies. This Area is responsible for both the development and marketing of transactional, or “cash management,” services for BCP’s corporate and institutional clients. More than 30 product groups are offered, aiming at strengthening ties with clients, assuring their loyalty and reciprocity in the business carried out with BCP, as well as reducing costs using electronic channels and increasing fee income.

Services managed by the Business Services Area include collections (automated trade bill collection and electronic factoring), automated payments (direct credits to personnel and suppliers accounts and money transfers), electronic office banking, and cash management through checking accounts with special features.

During 2006, transactional services continued to contribute to BCP’s earnings. The monthly average number of current accounts increased by 10.8% and fee revenues increased by 7.7% compared to those of 2005. This improvement is mainly the result of the dynamism experienced in SME (small business) sector. Collection services, such as bills and companies’ collections, generated commissions that increased 6.5% and 17.2%, respectively, over the 2005 collections. BCP’s strategic decision to offer value to its clients through the implementation of more efficient mechanism of information related to these services, explained part of this improvement. On the other hand, the higher demand by clients for the remote banking service, “Telecredito,” generated 15.7% more transactions than were in 2005. Other commissions generated by remittances abroad and tax collections grew 20.8% and 17.8%, respectively, from those generated in 2005. Likewise, the transaction volume generated by Electronic Factoring increased 32% in 2006. Finally, the electronic service for invoice financing, recently introduced in the market, grew by 154% in volume with respect to that of 2005.

(iii) Retail Banking Group

According to BCP’s internal reports, retail banking-related loans accounted for approximately 37% of BCP’s total loans in 2006 compared to 36% in 2005, 33% in 2004, 28% in 2003 and 22% in 2002.

After several years of declining loan volumes of BCP’s retail Groups, volumes grew in 2002, particularly in loans to small businesses and home mortgages, but decreased again in 2003, and had a modest 4.4% increase in 2004, according to BCP’s internal records. Nevertheless, within retail lending, home mortgages and micro-business loans continued to show strong growth in 2005 and 2006. In 2006, home mortgages grew approximately 14.5% to US$859 million, while micro-business loans grew approximately 48% to US$355 million.

With the segmentation of its retail client base, BCP is able to focus on the cross-selling of products and on improving per-client profitability. BCP’s management expects the retail banking businesses to be one of the principal growth Area for BCP’s lending activities.

BCP’s retail banking targets and serves individuals and small-sized companies with annual income levels of up to US$1 million. BCP’s objective is to establish profitable long-term relationships with this broad client base, using classification strategies that satisfy the specific needs of each client type. BCP’s retail banking operations are carried out by two Groups: Service Banking and Retail Banking. See “—(iii) Service Banking.” The Retail Banking Group is subdivided further into four Areas in order to serve each client group appropriately. These four Areas include Exclusive Banking, Small Business Banking, Micro Business Banking and Consumer Banking. The Retail Banking Group manages BCP’s mortgages and credit card products.

Exclusive Banking

Exclusive Banking is BCP’s private banking area, which manages a select number of individual customers who are key to BCP because of the high volume of loan and deposit business they generate, and their attractive profitability.

The Exclusive Banking Area principally serves a select number of high-income customers with the most profitable personal accounts and specializes in offering personalized service. BCP’s Exclusive Banking Area serves a client base of high net worth individuals with an outstanding credit history. It serves households with at least US$10,000 in loans and/or US$20,000 in deposits. Exclusive Banking is a profitable Area and generates a high volume of business.

Through Exclusive Banking, BCP provides a preferential and distinguished service, offering both traditional and innovative products to its clients. BCP considers the Exclusive Banking client base to be of strategic importance to BCP. Clients within this sector receive personal service from an executive of the Exclusive Banking Area. Belonging to this sector gives customers the advantage of preferential interest rates for loans and deposits and personalized service through an assigned official. Beginning in 2004, Exclusive Banking customers were advised of savings alternatives using capital markets products, including investments in mutual funds, given the continuing low levels of interest rates paid on banking deposits.

BCP’s management believes that in 2006 the Exclusive Banking Area continued to increase its ties with existing customers, as well as to add new customers, for which sophisticated commercial plans were developed. The Exclusive Banking Area has approximately 86,521 customers, with total deposits of US$1.8 billion (including mutual funds) and US$779.4 million in loans.

Small Business Banking and Micro Business Banking (SME)

BCP’s Small Business Banking Area serves approximately 9,000 clients who have annual sales between US$300,000 and US$1 million. In 2004, following the merger with Solución, this Area experienced some adjustment, i.e., a division of the portfolio between large clients, which were kept in Small Business Banking, and the smaller clients, which were incorporated into the incoming Solución portfolio and are currently part of Micro Business Banking. These businesses benefit from products specifically designed for their needs, such as the Cash Credit for Businesses, a revolving credit line repaid in installments, as well as the usual credit products: discounted notes, letters of credit, guarantees and stand-by credits.

According to BCP’s internal reports, the Small Business Banking loan portfolio grew from US$211.4 million in 2005 to US$269.5 million in 2006 (without considering contingent facilities). In terms of deposits, this sector increased deposits from US$349.8 million to US$414.5 million.

BCP’s Micro-Business Banking Area concentrates its efforts on small loans to individuals who primarily derive their income from small, family-run businesses. This Area deals with business resulting from the Solución merger, together with the smallest clients from the Small Business Banking Area. In spite of its high informality and high creditworthiness risk, this sector shows one of the most attractive growth and bank penetration potentials, which has driven BCP to work towards its development in two fronts: (i) client training programs through seminars and presentations; and (ii) formalization programs based upon alliances with government institutions such as Prompyme, the Ministry of Labor and Social Promotion, Municipalities and the Peruvian Center for the Promotion of Small Business. BCP’s loans to micro-businesses as of December 31, 2006 amounted to US$355 million, representing a 48% increase from 2005.

Consumer Banking

Consumer Banking is in charge of servicing BCP’s traditional retail client base and is also in charge of mortgage lending and credit cards. BCP’s Consumer Banking Area targets and serves medium- to low-income individuals. BCP estimates that its Consumer Banking client base consists of approximately 2,110,300 households.

The Consumer Banking Area offers standard service platforms including bank tellers and ATMs and services, which fit the characteristics and financial habits of this client base. Consumer lending products offered include cash consumer loans, payroll loans and loans for specific purposes such us automobile purchases, travel and education.

Mortgage Lending

As of December 31, 2006, BCP was the largest mortgage lender in Peru with a market share of 37.5% of total mortgage loans in the Peruvian banking system. This was, to a large extent, the result of extensive marketing campaigns and improvements in the quality of procedures for extending credit and establishing guarantees.

BCP expects mortgage lending business to continue to grow given the low levels of penetration in the financial market, the increasing demand for housing, the availability of funds for the Peruvian government’s MiVivienda low-income housing program, and the current economic outlook for controlled inflation and economic growth in Peru. BCP believes that it has become the largest issuer of MiVivienda credits, increasing its market share of outstanding loans from 6% in 2002 to 28% in 2005, according to Asociación de Bancos del Perú (“ASBANC”).

BCP had US$859 million of outstanding mortgage loans as of December 31, 2006 compared to US$750 million for year-end 2005. Additionally, BCB’s mortgage loans reached US$111 million as of December 31, 2006.

All programs of mortgage financing are available to customers with minimum monthly income of  US$400. The MiVivienda program, a program supported by government resources, placed a limit on the value of the house to be purchased of up to US$35,000. BCP will finance up to 90% of the appraised value of a property where monthly mortgage payments do not exceed 30% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offers is 25 years in U.S. Dollars and 20 years in local currency. Within the mortgage lending business, BCP offers variable, fixed and Libor-based interest rates on home mortgage loans denominated in both U.S. Dollars and Nuevos Soles; however, BCP’s mortgage portfolio is predominantly variable rate and U.S. Dollar-denominated.

In May 2006, the MiVivienda program was terminated. However, local banks, with government’s approval, launched a similar project, known as MiVivienda2, to which proprietary funds contribute. In addition, in March 2007, BCP created a new program financed by the government called Mi Hogar, which targeted persons with a lower income profile. The conditions of the new program are almost identical to those of the first MiVivienda, except that financing is in local currency.

Credit Cards

The market for credit cards in Peru has grown significantly as improving economic conditions have led to increased consumer spending. BCP expects strong demand for credit cards to continue. In addition to interest income, BCP derives fee income from customer application and maintenance, retailer transactions, merchant processing and finance and penalty charges on credit cards.

According to BCP’s internal records, the number of active credit cards issued by BCP increased from 296,000 in 2005 to 378,677 in 2006. Total purchases went up from US$498.0 million to US$592 million. BCB has issued approximately 13,522 active credit cards.

BCP’s credit cards are primarily, and have been historically, issued through Visa, but in May 2000 BCP began offering American Express cards. BCP estimates that its credit cards account for 18% of the credit cards issued by the banking system in Peru as of December 31, 2006. The estimated total number of credit cards issued in Peru as of December 31, 2006 was approximately 5 million, of which approximately 44% were issued by non-banking entities or department stores.

In 1997, VISANET was established in Peru to process transactions involving credit and debit card transactions and to widen their acceptance, with the participation of major local banks and Visa International. BCP is the largest shareholder of VISANET, holding approximately 36% of its total shares. Based upon BCP’s internal data, the number of electronic payment terminals was approximately 18,000 in 2005 compared to 15,741 in 2004.

According to SBS, the credit balance as of December 31, 2006 was US$432.7 million, representing 8.1% of total loans. Based on internal reports, in 2006 BCP’s market share over the total volume of credit cards issued by banks and finance companies was 17.7%, compared to 16.3% in 2005. These numbers reflect BCP’s strategy of seeking more widespread use of the cards at the lower end of the consumer market. In order to maintain a portfolio with robust management procedures, BCP works continuously to monitor and optimize  models of scoring, including, among others, behavior, payments and income forecasting.

With respect to the group of clients who do not regularly have access to credit cards, campaigns were launched to increase the use of the Credimás debit card as a form of payment. This resulted in a year-to-year increase of 30.6% from US$232.5 million to US$303.6 million, achieving a market share of 58.3% in this market.

(iv) Service Banking Group

The Service Banking Group is in charge of managing distribution channels and procedures aimed at satisfying requirements of retail banking and also includes Areas specifically responsible for processes and information regarding technological and organizational matters as well as for the operation of BCP’s branch network. BCP evaluates its branch network on a continuous basis to monitor branch profitability in order to improve operating efficiency.

The Service Banking Group carries out personal loan authorization and collection and has invested substantially during the past few years to improve delivery channels in order to provide better quality and more efficient service. It is also responsible for the development and sales of third-party processing services that generate fee income from transactions and mass processing to meet the needs of the clients. For this reason, BCP started in 2005, the implementation of new attention channels known as Agentes ViaBCP. The Agentes ViaBCP are attention points located in small business stores and attended to by the business’s owner, which allow operations for limited amounts to be carried out, thus expanding the attention network to Area which register a low number of operations. Sixty-one Agentes BCP were installed in 2005, while in 2006 490 were added. BCP expects to have installed approximately 1,000 Agentes BCP by the end of 2007.

To reduce costs and improve service quality, BCP has encouraged use of electronic channels in which transactions costs are lower than at bank windows and service is faster and more efficient. Thus, despite a larger total number of transactions, the share of window and telephone transactions over total transactions continued to fall from 40% to 36%, between 2005 and 2006, while the number of transactions at automatic tellers, automatic balance machines and Internet banking rose from 42% to 44%.

The Service Banking Group is oriented towards satisfying client needs. Service Banking serves all of BCP’s existing clients as well as potential clients and aims to improve BCP’s profitability levels and increase resource retention levels through the efficient use of assigned resources. Furthermore, the Service Banking Group supervises the execution of operations and processes of BCP’s network channels and Areas to ensure superior quality service levels with the lowest operating and commercial costs. This Group is also in charge of supervising compliance within the branch network.

As of December 31, 2006, BCP’s branch network consisted of 153 branches in Greater Lima and 84 branches in the provinces of Peru, the largest number of branches with the most extensive country coverage of any privately held bank in Peru. Credicorp believes that BCP’s branch network has been largely responsible for BCP’s success in attracting stable, relatively low-cost deposits. BCP has installed the most extensive network of ATMs in Peru, currently consisting of 655 ATMs, up from 551 at year-end 2005, in addition to other electronic channels, including the Internet and Agentes ViaBCP, that provide clients with a wider array of services and reduce congestion in the branches. During 2002, BCP began operations of an agency in Miami and a branch in Panama, and closed its branches in Nassau and New York. During 2003, BCP converted BCOL, its offshore bank in the Bahamas, into an investment vehicle and sold it to ASHC. ASHC subsequently consolidated BCOL into its operations during 2004.

BCB has 57 branches located throughout Bolivia, as well as 142 ATMs, making it the largest ATM network in Bolivia.

(v) Capital Markets Group

In addition to BCP’s wholesale and retail banking operations, BCP operates a Capital Markets Group, which currently is the largest capital markets and brokerage distribution system in Peru. The principal activities of the Capital Markets Group include currency transactions both for clients and on a proprietary basis, treasury, custody and trust, investment advisory services, and general research activities.

The products offered are distributed through BCP’s subsidiaries and branches. A close relationship and coordination with subsidiaries has established BCP as the market leader in the capital markets business.

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

Trading and Brokerage Services

BCP’s subsidiary, Credibolsa, is the leading brokerage house on the Lima Stock Exchange. According to data from the Lima Stock Exchange, during 2006, Credibolsa had a total trading volume of US$2.96 billion, increasing from US$1.8 billion in 2005. Credibolsa had 18.93% of the total trading volume in variable equity instruments on the Lima Stock Exchange and 67.39% of the volume in trading of fixed income instruments on the Exchange in 2006, compared to 15.98% and 54.1% in 2005, respectively. Credibolsa’s trading volume was generated by domestic customers, both retail and institutional, and by foreign institutional clients as well as by Credicorp’s proprietary trading.

BCP’s management believes that, despite an environment of low profitability and high competition over the past few years, Credibolsa has been able to increase its profitability by expanding its sources of revenue. In addition to providing basic brokerage services, Credibolsa serves as a local market advisor for specialized stock market transactions and has been one of the principal agents in the equity offerings of privatized companies in Peru.

Treasury, Foreign Exchange and Proprietary Trading

BCP’s treasury and foreign exchange groups are active participants in money market and foreign exchange trading. These groups manage BCP’s foreign exchange positions and reserves and are also involved in analyzing liquidity and other asset/liability matters. The trading desk plays an important role in short-term money markets in Nuevos Soles and in foreign currencies and has been active in the auctions of certificates of deposit by Peru’s Central Bank and in financings through certificates of deposit, inter-bank transactions and guaranteed negotiable notes, among other instruments. According to BCP’s internal reports, its foreign exchange transaction volume was US$13.2 billion in the forward market and US$34.3 billion in the spot market in 2006, achieving a market share in the foreign exchange trading services of approximately 35% in the forward market and 31% in the spot market.

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

Asset Management

In June 1994, BCP created Credifondo S.A., Sociedad Administradora de Fondos Mutuos de Inversión en Valores (Credifondo) to establish, provide advice to and operate mutual funds in Peru. In 2006, it continued to be the largest mutual fund manager in Peru with 49.2% of the market at year-end, as compared to 50.9% in 2004, based upon data from the Comisión Nacional Supervisora de Empresas y Valores (“CONASEV”), the Peruvian securities market authority. As of December 31, 2006, total Peruvian funds in the mutual funds system amounted to US$2.58 billion, increasing 30% from US$2.0 billion in 2005.

According to CONASEV, as of December 31, 2006, Credifondo managed five separate funds, with a total of 81,774 participants (48.8% of total participants) compared to 64,886 (56.2% of total participants) in 2005. Among the securities in which the different funds specialize are: equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds, U.S. Dollar-denominated short-term securities and U.S. Dollar-denominated real estate securities. As of December 31, 2006, the total amount of funds managed by Credifondo was US$1,234 million, increasing from US$1,015 million as of December 31, 2005. Such funds are subject to certain volatility, and there can be no assurance as to their future performance. Credicorp does not guarantee any return on these investments.

As of December 31, 2006, the Bolivian fund administrator managed a total of US$57.6 million of third-party funds (US$55.3 million in 2005).

Trust, Custody and Securitization Services

According to BCP’s internal reports, BCP holds US$15.6 billion in securities for over 61,297 domestic and foreign clients. Custody services provided by BCP include the physical keeping of securities and the payment of dividends and interest. In addition, BCP acts as paying agent for securities of which it does not keep custody. BCP is one of the few banks in Peru qualified to serve as a foreign custodian for U.S. mutual funds. Trust services include escrow, administration and representation services, supervision of transactions done for its clients and transfer settlement and payment services for local securities issues, allowing clients to be adequately represented in their activities in the local and international securities markets.

In 2000, Inversiones Crédito del Perú (now Grupo Crédito), a subsidiary of Credicorp, jointly with two other Peruvian banks, formed La Fiduciaria S.A. (“Fiduciaria”), an associated entity and the first specialized trust services company in Peru, in which Credicorp holds a 45% interest. In its seventh year of existence, Fiduciaria has managed trusts for a majority of the institutions in the national financial system, putting itself at the forefront of fiduciary services in the country. Operations encompassed sectors including energy, communications, mining, tourism, fishing, education and construction. Fiduciaria ended 2006 with 116 outstanding operations (102 in 2005).

(vi) Lending Policies and Procedures

Uniform credit policies and approval and review procedures are based upon conservative criteria adopted by BCP and are uniformly applied to all of its subsidiaries. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations. (See “—(11) Supervision and Regulation— (ii) BCP,” and the guidelines set forth by Credicorp’s Board of Directors.)

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

Credit risk in retail banking involves the assessment of the client’s financial track record and other aspects in order to determine its ability to repay debt. Additionally, in each case, loan approval is subject to a number of credit scoring models, which assign loan-loss probabilities that relate to expected returns of each market sector.

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

BCP has a strictly enforced policy with respect to the lending authority of its loan officers and has in place procedures to ensure that these limits have been adhered to before a loan is disbursed. Under BCP’s credit approval process, the lending authority for middle market and small business loans is centralized into a specialized credit risk analysis area, whose officers have been granted lending limits, thus allowing middle market and small business loan officers to concentrate on their client relations. To ensure that loan officers and credit analysis officers are complying with their lending authority, the credit department and BCP’s internal auditors regularly examine credit approvals.

The following table briefly summarizes BCP’s policy on lending limits for loan officers and credit risk analysis officers. Requests for credit facilities in excess of the limits set forth below are reviewed by BCP’s General Manager, Executive Committee or, if the amount of the proposed facility is sufficiently large, the Board of Directors.

In US$ thousands	Risk without collateral or with only personal collateral or guarantee	Risk with preferred guarantees (1)	Years
Board of Directors	No credit limit	No credit limit	No credit limit
Executive Committee	60,000	60,000	15
General Manager	15,000	30,000	15
Credit Group Manager	7,500	15,000	15
Credit Risk Manager	4,000	8,000	10
Credit Risk Chiefs	1,000	3,000	10

(1)
Preferred guarantees include deposits in cash, stand-by letters, securities and other liquid assets with market price, mortagages, non-real estate property guarantees and assets generated by leasing operations.

BCP believes that an important factor in maintaining the quality of its loan portfolio is the selection and training of its loan and risk officers. BCP requires loan officers to have degrees in economics, accounting or business administration from competitive local or foreign universities. In addition, the training program consists of a six-month rotation through all of the business-related areas of BCP and the credit risk analysis area. After the training period is over, trainees are assigned as assistants to loan officers for a period of at least one year before they can be promoted to loan officers. Loan officers also receive additional training throughout their careers at BCP. Laterally hired officers are generally required to have held previous positions as loan officers.

In general, BCP is a secured lender. As of December 31, 2006, approximately US$2.796 billion of the loan portfolio and contingent credits were secured by collateral which represents 53.1% of the total loan portfolio based upon BCP’s unconsolidated figures (51.3% as of December 31, 2005 and 50.2% as of December 31, 2004). Liquid collateral is a small portion of the total collateral. In general, if BCP requires collateral for the extension of credit, it requires collateral valued at between 10% and 50% above the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons. BCP’s policy generally is to require that the appraised value of illiquid collateral exceed the loan amount by at least 25%. In cases where a borrower encounters difficulties, BCP seeks to obtain additional collateral.

The existence of collateral does not affect the loan classification process according to regulations in effect as of December 1998. Pursuant to the Peruvian Banking Law, secured loans, or the portion thereof covered by collateral, classified in Class “B,” “C,” or “D” risk categories have a lower loan loss provision requirement for Peruvian accounting purposes. If a borrower is classified as substandard or below, then BCP’s entire credit exposure to that borrower is so classified.

BCP conducts unannounced internal audits on the financial statements, consistent with local banking regulation of the different jurisdictions in which it operates.

(vii) Deposits

Deposits are principally managed by BCP’s Retail Banking Group. The main objective of BCP’s retail banking operations has historically been to develop a diversified and stable deposit base in order to provide a low-cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. BCP has historically relied on the more traditional, stable, low cost deposit sources, which it considers to be its core deposits: time, demand deposits, savings and CTS deposits. CTS deposits, or Severance Indemnity Deposits, are funded by companies in the name of their employees, amounting to one month’s salary per year, and may be withdrawn by the employee only upon termination of employment or upon transfer to another bank, subject to certain exceptions. Exceptions include disposing of 50% of the CTS deposit at any time and disposing of up to 80% at once for home purchase.

As of December 31, 2006, these core deposits represented 96.7% of BCP’s total deposits on an unconsolidated basis. BCP’s extensive branch network facilitates access to this type of stable and low-cost source of funding. BCP’s corporate clients are also an important source of funding for BCP. As of December 31, 2006, BCP’s Wholesale Banking Group accounted for approximately 41% of total deposits, of which 46% were demand deposits, 49% time deposits, and 4% savings. Of all deposits from BCP’s Wholesale Banking Group, most (54.5%) were foreign currency-denominated (almost entirely U.S. Dollars) and the balance (45.5%) was Nuevo Sol-denominated.

(viii) Support Areas

Commercial banking operations are supported by BCP’s Market Risk Area, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “—(4) BCP and Subsidiaries— (vi) Lending Policies and Procedures.”

BCP’s Planning and Finance Area is in charge of planning, accounting and investor relations functions and is also responsible for analyzing the economic, business and competitive environment in order to provide the information necessary to support senior management’s decision-making.

In addition to the above, BCP’s Administration Group is generally responsible for information technology, quality control, institutional and public relations, human resources, the legal department, security, maintenance and supplies.

Information Technology

BCP is a technology leader in the Peruvian banking sector. BCP developed its technology platform largely using internal resources and was the second to introduce ATMs in 1986 in the Peruvian market, the first to introduce electronic banking for corporations in 1988, telephone banking in 1996, and Internet banking for the retail sector in 1999.

BCP’s management believes that BCP offers a wider range of banking services through its ATM network and electronic banking facilities than any of its competitors. In 1974, BCP, in an effort to improve the data transmission among its offices connected all its offices through the Teleproceso - TP Bancario, becoming the first bank in Latin America able to approve account balances online, allowing, among others, money transfers from an account in one province of Peru to another province, immediately.

All of BCP’s retail banking services and a substantial portion of BCP’s corporate banking services are fully computerized. All of BCP’s points of service, including branches, ATMs and POS terminals, are linked to BCP’s Data Processing Center, permitting BCP to monitor and analyze service while allowing most transactions to be executed on a real-time, online basis.

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

BCP is in the process of designing a disaster recovery system which duplicates all of operational and functional systems by mirroring each of BCP’s computer systems. BCP’s disaster recovery center is located 10 miles from BCP’s main center. However, BCP has just started the first stage of a project, aiming to move this center out of the city of Lima. In the event of a disaster, natural or otherwise, whereby BCP cannot operate its technology infrastructure, the system is designed to act as a surrogate technology backbone, providing all of BCP’s services to the branches and electronic banking systems. The system is designed to allow BCP to operate under as close to normal conditions as possible during such a disaster, although this system has never been required to date.

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

During 2006, the System and Organization Group continued playing its main role by designing and improving processes, managing strategic projects, and providing coaching in the technology and organization area. A total US$62.2 million was spent by the Group, of which US$48.5 million related to recurrent expenses and US$13.7 million to the development of several projects targeted at meeting the Bank’s strategic goals. One of the most important objectives is the growth of the Agente BCP channel, which is able to perform new tasks such as service payments and, issuing and collection of payment orders and foreign remittances. Another important project was the modernization of the Contact Center which improved the availability and stability of the Phone Banking services. In 2006, BCP has also taken a few major steps towards the technological upgrading of the Bank’s branches, putting more emphasis on sales and modern processes and systems that provide easier and faster services for the customer. Those steps included: the implementation of the new “Servimatic” (a balance inquiry service), with new and more modern ticketing devices; the Customer’s File, which shows the customer’s information and facilitates the commercial work on the platform; and the new and technologically robust Balance and Activity Consultation equipment.

One of the projects aiming at increasing the loan placements in the Retail Banking area - the new MIC system - was launched before the end of 2006. The first phase of the project complements the processing of credit card sales; with the new system, BCP can interact with the customers online, and provide them with instant approval and credit line determination. In 2007, the new MIC system will be expanded to other products such as personal credits.

Lastly, between September and December 2006, a joint team of Prima AFP, Unión Vida and BCP successfully integrated Prima AFP systems with those of Unión Vida, as part of the implementation of the merger process.

The ECO Program

The ECO Program (Excellence in Operational Continuity) will guarantee our customers quality and seamless service. As part of the Program, BCP upgraded and replicated its data processing center in La Molina to a new data center in Chorrillos and an out of region recovery center in Trujillo City, Lima. All of these centers will be using the most modern and efficient technologies available in the market, to guarantee a redundant, reliable electrical system. With these renewed processing centers, BCP hopes to be able to support any local incident without interrupting the service.

The ECO Program, which in addition to an efficient processing network also includes improvement of data retrieval processes, is expected to be completed and operating by the second half of 2008.

CMMI

In September 2006, the System and Organization Group obtained the CMMI (Capability Maturity Model Integration) Maturity Level 3 certification, developed by the Software Engineering Institute, an international software engineering organization sponsored by the United States Department of Defense and operated by Carnegie Mellon University, becoming the first Latin American bank and the first Peruvian company to receive such recognition.

The Model describes the capabilities a software development organization should have to obtain continued excellence levels, based on the principle that the quality of a system or product is highly dependent on the quality of the processes used to develop and maintain it. CMMI, which is based on the TQM (Total Quality Management) discipline and is compliant with the International Organization for Standardization (ISO) requirements, has turned into a global standard used by the world’s largest companies.

Centenario Technological Center

As part of the Bank’s evolution, its business keeps growing and diversifying, resulting in demand for new and improved applications and products. As a consequence of these developments, 100 new hires were approved as well. This additional workforce and the needs identified by the ECO Program led to the use of the Centenario Technological Center.

With the new Centenario Technological Center, the Information Technology Area will be able to increase its service capability.

Marketing

BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and, focusing on change and innovation, it seeks to promote its products and services by constantly improving them. In this manner, BCP aims to meet market needs with the ultimate purpose of creating the highest possible value for its clients and shareholders. In 2006, BCP’s strategy was developed mainly on two fronts:

Generating Value

In terms of generating value, the Bank continues to develop strategies to approach different customer groups. The increasing usage of CRM (Customer Relation Management) tools across all sectors enables the Bank to reach customers and provide them with personalized offers and terms in a timely manner. In an effort to build long-term relationships, the Bank has boosted its development and training activities, including training programs with small-business owners supported by Universidad del Pacífico, the fair organization ExpoNegocios, Bodegas y Mercados, and intensive seminars conducted in 10 cities across the country. Another key element for creating value is innovation, and BCP has launched several innovative products, including new products in the services provided to very wealthy customers; new benefits to customers whose wages are paid at their BCP accounts; and the development of the Línea Múltiple de Negocios [Multiple Business Line] that allows our business banking service customers to meet their financial needs with a comprehensive, easy-to-use product.

Quality in Service

Quality in service is a permanent goal for BCP. In this field, progress has been made as part of implementing a new regulation promulgated under the Consumer Protection Law, including significant investments geared at improving service and keeping customers informed about the products and services we offer. We have also implemented longer working hours in branches.

Improved processes and supporting tools have enabled us to follow up and leverage growing businesses. The new commercial loan disbursement process (promissory notes, loans, advances and issuing bank guarantees nationwide) was successfully implemented by using CAPS as a tool. This allowed us to improve our customer service timing and to reduce our business consultants’ and assistants’ workload. In 2006, we received fewer general complaints, which dropped by 22% from 2005.

The efforts to improve our service quality have been communicated in successful advertising campaigns on TV which have won us awards such as the Gran Effie 2006, the highest award granted in Peru for advertising effectiveness and the Communication Award in Financial Marketing granted by the Latin American Banking Federation.

(ix) Anti Money Laundering Policies

Since 1995, BCP has implemented programs and adopted policies designed to comply with the “know your customer” regulations in the countries in which it operates. As an additional precaution, ASHC will open accounts only for individuals or entities that are recommended by senior officers of ASHC or BCP.

Peru has long-standing laws criminalizing money-laundering activities, and such laws were further strengthened in 1996 with the adoption of the Peruvian Banking Law, which incorporated the guidelines of the Organization of American States directly into Peruvian law, and Law 28306, which revised functions assigned to the Financial Intelligence Area, a public entity in charge of directing anti-money-laundering actions and monitoring information that public and private companies are required to provide. The Financial Intelligence Area has the authority to request detailed reports with respect to the movement of funds and the identity of depositors. According to recently enacted regulations, mainly Law 28306 and SBS Resolution 1725-2003, financial institutions must adopt internal mechanisms, appoint a full-time compliance officer reporting directly to the Board of Directors, and conduct special personnel training programs and procedures to detect and report unusual or suspicious transactions as defined therein.

(x) Employees

As of December 31, 2006, BCP had 8,859 full-time employees, compared to 7,479 employees as of December 31, 2005 and 7,694 employees as of December 31, 2004. All employees of banks in Peru are given the option of belonging to an employee union, and such employee unions are collectively represented by the Federación de Empleados Bancarios or Federation of Banking Employees (“FEB”). In order to negotiate a collective agreement on behalf of its members, FEB must have as members over 50% of all Peruvian banking employees. Because the representation of banking employees members in FEB has declined to below 50%, primarily because of the substantial reduction in the size of the state-owned banking business during the 1990s, the most recent collective bargaining agreement, which expired on June 30, 1995, was not renewed. As of December 31, 2006, BCP had no unionized employees. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

(5) Atlantic Security Holding Corporation

ASHC engages in trade finance, private banking, asset management and proprietary investment and trading activities. ASCH was incorporated in December 1981 in the Cayman Islands and principally serves Peruvian-based customers through banking offices in Panama and representative offices in Lima.

A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. As of December 31, 2006, ASHC had total assets of US$1,379.1 million and shareholders’ equity of US$178.9 million (compared with US$1,114.6 million and US$164.8 million, respectively, as of December 31, 2005). ASHC’s net income was US$31.5 million in 2006 and US$25.2 million in 2005, which included income from dividends paid by Credicorp. Larger revenues from dividends are a consequence of strong Credicorp dividend payments in 2006, resulting from improved earnings in the prior year. Though not reflected in the consolidated results, ASHC’s net income attributable to Credicorp increased compared to the US$13.5 million registered during the 2005, reaching a total of US$15.4 million.

Total loans outstanding in ASHC’s portfolio were US$160.4 million and US$133.8 million at December 31, 2005, and 2006, respectively, representing a decrease of 16.6%. Deposits increased 25.2% to US$1,166.1 at December 31, 2006 from US$931.7 million at December 31, 2005. Third-party assets under management increased 37.3% from US$1,017.0 million in 2005 to US$1,396.2 million in 2006, principally due to the increase in value of customers stock portfolios. ASHC’s past due loans as a percentage of total loans was 0.0% from 1996 through 2002, but reached 2.3% as of December 2003, and declined back to 0.0% at December 31, 2004, 2005 and 2006.

ASHC’s Corporate Banking Group makes working capital and bridge loans. As of December 31, 2006, approximately 50.9% of ASHC’s loans were to Peruvian companies, 3.8% were to companies in Bolivia, 6.9% were to companies in Colombia, 3.9% were to companies in El Salvador, and the remainder were to borrowers in other Latin American countries. ASHC’s trade finance activities are conducted by its Corporate Banking Group. ASHC has concentrated its extensions of credit on short-term trade transactions with Latin American countries other than Peru.

ASHC’s policy is to provide funding to customers on the basis of approved lines of credit. ASHC’s Credit Committee meets weekly to discuss the entire credit risk inherent in the risk portfolio, composed of loans and trading securities, and to review facilities approved by the committee charged with overseeing extensions of credit by ASHC’s Panama branch. ASHC’s loan officers operate within established credit limits ranging from US$50,000 to US$500,000. Regardless of whether an approved facility exists for a client, any transaction in excess of US$500,000 requires the approval of senior management. In addition, all credit extensions are monitored by ASHC’s General Manager and reviewed and approved quarterly in their entirety by the Credit Committee of the Board of Directors of ASHC.

ASHC’s Private Banking Group’s clients have traditionally provided a stable funding source for ASHC, as many are long-time clients who maintain their deposits with ASHC. As of December 31, 2006, ASHC had approximately 3,200 customers. Currently, about 95% of ASHC’s private banking clients are Peruvian.

ASHC trades on its own account primarily by making medium-term investments in fixed income securities, equity securities and sovereign debt. The portfolio includes investment grade and non-investment grade debt securities of public companies and, to a much lesser extent, private U.S. debt and equity issues. Such securities are subject to substantial volatility and there can be no assurance as to their future performance. As of December 31, 2006, ASHC had approximately US$737.8 million, at fair values, invested in these types of securities (US$520.5 million in 2005). ASHC generally utilizes its own funds for these activities rather than borrowings. ASHC also holds an equity investment in Credicorp with a fair value of approximately US$598.6 million at December 31, 2006 (US$333.2 million at December 31, 2005). ASHC’s investment portfolio, as well as future purchases, sales, overall investment strategy and the general profile of the trading portfolio are reviewed on a monthly basis by an investment committee composed of members of its senior management. The Board of Directors of ASHC reviews and approves exposure limits for countries with transfer risk on a quarterly basis. The credit risk by counterparty is evaluated on a consolidated basis, including direct and indirect risk, such as interbank placements, loans, commitments, guarantees received, and trading securities purchased in the secondary market.

ASHC’s Asset Management group, created in 1989, conducts ASHC’s management of third-party funds which, including the aggregate of third-party assets, had total assets under management of US$1,396.2 million as of December 31, 2006, compared to US$1,017.0 million as of December 31, 2005. This increase was principally due to the increase in value of customers’ stock portfolios. Investment decisions for funds, except for outsourced funds, are made by senior officers within ASHC, in accordance with guidelines of the Investment Committee.

(6) Pacífico Peruano Suiza

Credicorp conducts its insurance operations exclusively through PPS and through its subsidiaries El Pacífico Vida and Pacífico Salud, which together comprise Pacifico Grupo Asegurador, which provides a broad range of insurance products in the property and casualty, life and health groups. In 2006, the six most significant lines together constituted 79.6% of total premiums written by PPS. These are commercial property damage (including fire, earthquake and related coverage but not personal injury, tort or other liability risk), automobile, health, life and pension fund underwriting and life annuities. PPS is the second leading Peruvian insurance company, including private health companies, with a market share of 30.3% based on net premiums earned and fees in 2006.

PPS’s consolidated net income attributable to Credicorp in 2006 was US$14.5 million, an increase of 159% from US$5.6 million in 2005. Total premiums increased 3.8% to US$372.6 million during 2006 from US$359.0 million in 2005, and net premiums earned, net of reinsured premiums and of technical reserves (as defined below in “—(ii) Claims and Reserves”), were US$259.1 million in 2006, increasing 16.4% as compared to the previous year. PPS’s net underwriting results increased 77.6% to US$34.8 million in 2006 from US$19.6 million in 2005, mainly due to higher gross premiums, lower claims and lower ceded rates. The ratio of underwriting results to total net premiums increased from 5.4% during 2005 to 9.3% in 2006, also mainly as a result of lower premiums ceded and lower reserves adjustments. The property and casualty businesses, which presented the best underwriting result among the various business Areas compared to the same period of 2005, were mainly marine hull, personal injuries and third-party liabilities. Meanwhile, operating expenses during 2006 represented 24.3% of net premiums earned, lower than 21.7% in 2005.

In the case of the specialization by Areas, such as fire, automobiles, health and fraud, among others, a specialized team has been formed. This team is responsible for improving the technical results through a study of the risk portfolio by area, applying best practices in selection, operations and marketing, and for creating new products aligned with our economic and social reality.

PPS’s business is highly concentrated, with a client base of over 20,000 companies and over 240,000 individuals in the property and casualty and health insurance programs, not including individuals affiliated with group health insurance programs through the companies by which they are employed. PPS’s life insurance client base consists of over 130,000 individuals. As of December 2006, revenues from policies written for PPS’s three largest and 20 largest customers represented 5.2% and 19.9% of total premiums in P&C and Health insurance, respectively, PPS’s property insurance lines are sold through agents and brokers, while life insurance is sold by its own sales force. The 10 largest brokers accounted for approximately 35.7% of total premiums as of December 31, 2006 (36.4% as of December 31, 2005).

El Pacífico Vida (“Pacífico Vida”), PPS life insurance subsidiary since 1997, is 38%-owned by ALICO, a subsidiary of AIG. In 2006, Pacífico Vida had total premiums of US$117.2 million, a 6.1% increase from total premiums of US$110.5 million in 2005. Pacífico Vida’s net income reached US$9.4 million in 2006, close to the US$9.9 million reached in 2005. Pacífico Vida’s market share was 23.0% in 2006 versus 23.7% in 2005. Individual life and personal injuries businesses increased 22.0%, mainly due to improved productivity and growth of their sales force, reaching a market share of 31.8%. Life annuity business decreased 16% in total earnings and showed a reduction in market share from 21% to 17.7%, mainly due to a more conservative investment policy, which decelerated the demand for this product. The pension fund underwriting business grew 26% with respect to the same period in 2005. Likewise, Group Life, Legal Life, SCTR and Credit Life increased thanks to the business with BCP such as credit cards and mortgage loans. In 2006, total premiums on Group Life, Legal Life and SCTR increased by 18.9% with Credit Life being the most dynamic product, reaching an increase of 30% over that of 2005. Pacífico Vida, the life insurance company, generated financial earnings amounting to US$35.1 million in 2006.

In 1999, PPS formed Pacífico Salud, becoming one of only three private health insurance companies in Peru at that time to offer an alternative to public social security. In March 2004, PPS acquired Novasalud EPS for US$6.5 million and merged it with Pacífico Salud in August 2004. Pacífico Salud had total revenue of US$80.7 million in 2006 (US$78.5 million in 2005), with a net income of US$3.7 million in 2006 (compared to loss of US$1.9 million in 2005) mainly due to higher production and lower claims registered.

In 2006, PPS has improved its internal reporting and risk management processes to produce reliable financial statements and control risk, in line with international reporting standards and in compliance with the regulatory requirements applicable to Credicorp Ltd., PPS’s parent company, which is listed on the NYSE. Thus, in 2006 PPS has become one of the few local companies to achieve such reporting and control standards.

(i) Underwriting, Clients and Reinsurance

Underwriting decisions for substantially all of PPS’s insurance risks are made through its central underwriting office, although certain smaller local risks are underwritten at PPS’s two regional offices. PPS’s own underwriting staff inspects all larger commercial properties prior to the underwriting of commercial property or other risks related thereto, with agents and brokers inspecting properties for smaller risks.

PPS utilizes reinsurance to limit its maximum aggregate losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on evaluation of the financial capacity of the reinsurer, terms of coverage and price. PPS’s principal reinsurers in 2006 were, among others, Lloyd’s, New Hampshire Insurance Co., Münchener Ruck, Swiss Reinsurance Co., Hannover Ruck, XL Re Ltd., Liberty Mutual, London Life, Mapfre Re and QBE Reinsurance. Premiums ceded to reinsurers represented 21.0%, 18.9% and 17.0% of premiums written in 2004, 2005 and 2006, respectively. PPS acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers who are unable to satisfy their reinsurance requirements. As of December 31, 2006, premiums for reinsurance written by PPS totaled US$6.1 million.

Although PPS historically has obtained reinsurance for a substantial portion of its earthquake-related risks and maintains catastrophe reserves, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition. See “—(ii) Claims and Reserves.”

(ii) Claims and Reserves

Net claims paid as a percent of net premiums written (i.e., the net loss ratio) reached 60.3% in 2006, as in 2005, and lower than 52.3% in 2004. The net loss ratio from the health and medical assistance insurance line, which represented 29.8% of total premiums in 2006, (30.5% in 2005) decreased from 82.9% in 2005 to 82.2% in 2006. Automobile risks, 6.4% of PPS’s premiums in 2006 (4.9% in 2005), decreased from 63.1% in 2005 to 57.1% in 2005. The property casualty line, 13.3% of total premiums in 2006 (15.6% in 2005), increased from 24% in 2005 to 35.0% in 2006. The net loss ratio from private pension fund insurance, 8.0% of total premiums in 2006 (6.5% in 2005), decreased from 89.5% in 2005 to 86.3% in 2006.

PPS is required to establish claims reserves in respect of pending claims in its property-casualty business, reserves for future benefit obligations under its in-force life and accident insurance policies, and unearned premium reserves in respect of that portion of premiums written that is allocable to the unexpired portion of the related policy periods (collectively, “Technical Reserves”).

PPS establishes claims reserves with respect to claims when reported, as well as for incurred but not reported (IBNR) claims. Such reserves are reflected as liabilities in PPS’s financial statements.

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

(iii) Investment Portfolio

As of December 31, 2006, the book value of PPS’s available for sale investments was US$728.9 million, which included US$43.2 million in equity securities and US$685.7 million in bonds. In addition, real state investments book value reached US$31.8 million.

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

As part of its improvement process, PPS changed its investments policy to employ the best international risk management practices and tools, and incorporated the recommendations of Solvencia II and Basel II with a view to developing a better match of terms and currencies with the company’s liabilities, especially in connection with obligations vis-à-vis PPS’s insured customers. The profits earned during 2006 may be attributed primarily to (i) the sale of a significant share package of Banco de Crédito as part of the effort to improve PPS’s currencies matching between assets and liabilities which generated gains of approximately US$40 million, for PPS (a related party transaction eliminated in the consolidation process), (ii) the interest rates growth in the last year, and (iii) the increase in the stock market value of shares in which PPS invested. Certain profitable transactions are not reflected in Credicorp’s results, since, as related-party transactions, they are eliminated in the consolidation process.

As a consequence of these sales, additional investments were made, mainly in fixed income securities. Considering that PPS invested in some specific securities, there is no assurance that PPS will be able to dispose of large portions of its investment portfolio for market value. Consequently, there is a risk related to low liquidity in the event PPS is required to obtain cash in order to cover important liabilities.

Part of PPS’s strategy is to maintain an adequate U.S. Dollar position, since a significant portion of its premiums are denominated, and much of its operations are conducted, in U.S. Dollars. In 2006, 61.6% of the gross premiums received by PPS were denominated in U.S. Dollars (63.9% in 2005). As of December 31, 2006, PPS had US$61.8 million in fixed income bonds compared to US$81 million as of December 31, 2005. In addition, U.S. Dollar deposits in banks and U.S. Dollar current accounts were US$28.5 million and US$24.5 million at the end of 2005 and 2006, respectively.

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

Credicorp is attempting to expand PPS’s sales network, which currently has 20 offices throughout Peru, by selling certain insurance products through BCP’s branch network. PPS offers, in collaboration with BCP, a life and health insurance product called Segurimax as well as a personal life insurance product that combines accidental death coverage with renewable term life insurance.

(7) Grupo Crédito/Prima AFP

Prima AFP was established in 2005.

In 2006, Prima AFP achieved major commercial and operating performance, reflected in 115,000 new customers from transfers and 23,000 more customers from affiliations, maintaining the highest levels of active contributors (estimated in approximately 90% compared with 38% for the industry) and average wages.

Commercial success replicated itself also in the field of investments, in which the company fulfilled its profitability promises.

Continuing to pursue its strategy of fast growth and positioning in the market, on August 24, 2006 Prima AFP reached an agreement with Grupo Santander Perú S.A. for the acquisition of 99.97% of Unión Vida AFP. The acquisition was consummated for a total of US$141 million and the final purchase price determination was made with the conclusion of the arbitration proceedings between the parties. As a result, Credicorp received a reimbursement in an approximate amount of US$4.5 million. See Notes 2(a) to Creditcorp Consolidated Financial Statement. Of the US$141 million came from a capital increase and US$29 million came from a BCP loan. Later, the company engaged in a tender offer directed at the minority shareholders. The company has successfully managed the operational and commercial challenges associated with the merger period. Unión Vida managed to resist competitive pressure, reaching 36,974 gross transfers and 8,907 affiliations between September and November 2006.

The merger, which was completed on December 1, 2006, resulted in a company with greater human and technological capabilities and a consolidated market position benefiting from intrinsic synergies of the pension administration business. The merged company has the following characteristics:

(1) Combined capacity and experience of the staff of both companies, totaling, at the time of the merger, 275 administrative employees, 126 service and maintenance employees, 113 commercial supervision employees and 2,081 sales force employees.

(2) 997 thousand affiliates, comprising 25.7% of the system, with US$4.2 billion under management comprising 29.2% of the funds in the system (ranking second in the market), as of December 2005.

(3) More than 17,000 pensioners enjoying a broad national presence with a total of 11 points of service and 19 points of sale.

At the close of 2006, the company posted losses of US$20.72 million and income of US$23.42 million. This was the case because the company continued to expand its income base progressively while it was still in a growth stage and faced high commercial expenses. Similarly, beginning in September 2006, it absorbed Unión Vida’s income and expenses, including important merger charges. Merger expenses included Unión Vida system accelerated depreciation due to its short useful life (until December 2006), staff lay-off costs and the amortization of the Unión Vida trademark, which use was discontinued since December 2006.

In balance sheet terms, the capital increase of US$112 million stands out; this, coupled with indebtedness amounting to US$29 million extended by BCP, enabled the company to acquire 99.97% of AFP Unión Vida shares, which was manifested in an increase in assets, liabilities and equity. Additionally, the Prima AFP purchased the property now converted into the corporate headquarters. This implied borrowing US$11.3 million in the form of a loan from BCP. Due to additional operating debt requirements, the year-end debt figure stood at US$55.4 million. Management believes that, given expected future flows and the support of its shareholders, this level of indebtedness does not put Prima AFP’s operation at risk. As for the investment in Unión Vida, after discounting Unión Vida adjusted equity, US$98.0 million intangible assets were recorded, to be amortized over the next years. After discounts of US$32.8 million for deferred taxes and interest, US$49.0 million was recorded as goodwill. From the amount recorded as intangible assets, US$3.7 million corresponding to the “Unión Vida” brands were written off as of December 1, 2006, as the Group will no longer use or sell them.

The merged company’s operating expenses cannot yet be used as an indicator of future company expenses given the short period of time since the merger was effected. Nevertheless, as of December 31, 2006, there appears a downtrend in the merged company’s operating expenses.

(8) Competition

(i)	Banking

The Peruvian banking sector is currently composed of 11 commercial banking institutions. As of December 31, 2006, BCP (excluding foreign branches) ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 36.1% of assets, 36.2% of deposits and 30.5% of loans.

Major Peruvian Banks as of December 31, 2006	Assets	Deposits	Loans
BCP	36.1%	36.2%	30.5%
Banco Continental	23.6%	24.5%	27.2%
Scotiabank Perú	16.8%	16.7%	16.3%
Interbank	9.4%	9.8%	9.3%
Citibank	3..7%	2.9%	4.2%

Source: SBS

The Peruvian banking industry experienced consolidation following the economic downturn in 1998, with the number of institutions declining from a peak of 25 banks. During 1999, Banco de Lima merged with Wiese, Banco Sur merged with BSCH-Perú, Banco del País merged with Nuevo Mundo and Progreso merged with Norbank, while Banex was liquidated and Solventa was turned into a finance company. During 2000, Orion and Serbanco were liquidated. In 2001, Interbank and Latino agreed to merge, NBK Bank merged with Banco Financiero and Nuevo Mundo was liquidated. In December 2002, BCP acquired BSCH-Perú and merged it into BCP in March 2003. In the first quarter of 2005, BCP acquired the onshore and offshore loan portfolio of Bank Boston’s Peruvian subsidiary, which amounted to approximately US$353 million. In 2006, Banco Wiese merged with Banco Sudamericano and created Scotiabank Perú. During the same year, HSBC launched operations in Peru and is currently focused on top corporate segments.

Credicorp believes that the Peruvian banking industry will continue to be a competitive environment within a generalized excess liquidity situation. Such increased competition may in the future affect Credicorp’s loan growth and reduce the average interest rates that it may charge its customers, as well as reduce fee income. Certain foreign banks have either reduced or liquidated their Peruvian operations in recent years, reducing competition to some extent from such competitors.

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

In its core corporate lending and trade finance businesses, ASHC principally competes with larger international institutions. ASHC attributes its ability to compete effectively with larger lending institutions to its aggressive marketing efforts, its ability as a smaller, more flexible institution to make decisions quickly and respond rapidly to customer needs, its association with BCP, and its superior knowledge of the region, particularly the Peruvian market.

(ii)	Capital Markets

In the Wholesale Banking Group, BCP’s Corporate Banking Area has experienced increased competition and pressure on margins over the last few years. This is primarily the result of new entrants into the market, including foreign and privatized commercial banks, as well as local and foreign investment banks and non-bank credit providers, such as pension fund administrators (“AFPs”) and mutual fund companies.

In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. In recent years, the AFPs and mutual funds-managed assets have increased at rates over those experienced by the banking system. The private pension fund assets reached US$14.3 billion as of December 31, 2006, increasing 51.7% since December 31, 2005, with a return of 26.82% in real terms in 2006. Total mutual funds reached US$2.6 billion in 2006, a 29.2% increase from US$2.0 billion in 2005.

(iii)	Other Financial Institutions

Other institutions in the Peruvian financial system tend to specialize in a given market sectors. Such institutions include finance companies, municipal and rural savings and credit associations, municipal public credit associations, and savings and credit cooperatives that mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals, markets which have shown substantial increases in recent years. BCP is facing strong competition from these credit providers, primarily in respect of micro-business loans, where such providers lent US$838.2 million as of December 31, 2006, or 50.1% of the total in the financial system, and consumer loans, where such providers lent US$820.9 million, or 21.5% of the total in the financial system. BCP also faces strong competition in its credit card operations from credit cards issued by retail stores.

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

Peruvian insurance companies compete principally on the basis of price and also on the basis of name recognition, customer service and product features. PPS believes that its competitive pricing, solid image, and quality of customer service are significant aspects of its overall competitiveness. In addition, PPS believes that its long relationship with AIG provides PPS with competitive advantages through access to AIG’s expertise in underwriting, claims management and other business areas. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, PPS believes that in the long-term foreign competition will increase the quality and strength of the industry. PPS believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

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

(9) Peruvian Government and Economy

While Credicorp is incorporated in Bermuda, substantially all of BCP’s and PPS’s operations and customers are located in Peru. Although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Accordingly, the results of operations and financial condition of Credicorp could be affected by changes in economic or other policies of the Peruvian government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in Peru, including a devaluation of the Nuevo Sol relative to the U.S. Dollar or the imposition of exchange controls by the Peruvian government. See “Item 10. Additional Information—(D) Exchange Controls.” Credicorp’s results of operations and financial condition are dependent on the level of economic activity in Peru.

(i)	Peruvian Government

During the past several decades, Peru has had a history of political instability that has included military coups d’état and different governmental regimes. Past governments have frequently intervened in the nation’s economy and social structure. Among other things, past governments have imposed controls on prices, exchange rates, local and foreign investment, and international trade; have restricted the ability of companies to dismiss employees; and have expropriated private sector assets. In 1987, the administration of President Alan García attempted to nationalize the banking system. Facing an attempt by the state to control BCP, the majority shareholders of BCP at that time sold a controlling interest in BCP to its employees, which prevented the government from gaining control of BCP. See “—(C) Organizational Structure.”

In the past, Peru experienced significant levels of terrorist activity, with Sendero Luminoso (the “Shining Path”) and the Movimiento Revolucionario Tupac Amaru (the “MRTA”) having escalated their acts of violence against the government and the private sector in the late 1980s and early 1990s. Upon being elected to office in 1990, President Alberto Fujimori’s government made substantial progress in suppressing Shining Path and MRTA terrorist activity, including the arrest of the leader and the principal second level of leadership in each terrorist group and approximately 2,000 others.

Over the course of his government, President Fujimori implemented a broad-based reform of Peru’s political system, economy and social conditions, aimed at stabilizing the economy, reducing bureaucracy, eradicating corruption and bribery in the judicial system, promoting private investment, developing and strengthening free markets, strengthening education, health, housing and infrastructure and suppressing terrorism. In 2000, President Fujimori won a third five-year term in a controversial two round election. After taking office for his third term in July 2000 under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil.

Toledo assumed the presidency against a backdrop of high unemployment and underemployment, economic recession and social need. Despite the economic strides achieved between 1990 and 2000, poverty remains a persistent problem in Peru, with more than half of the population living below the poverty line, which the World Bank defines as monthly income of less than US$60 per capita, adjusted to reflect differences in purchasing power. A significant number of Peruvians live on an income of less than US$30 per capita per month.

Peru has experienced continuous economic growth since the second half of 2001. President Toledo retained, for the most part, the economic policies of the previous government, focusing on achieving sustained economic growth by: increasing exports, reducing unemployment, reforming the tax system (primarily by increasing the tax base and improving tax collection), fostering private investment by promoting concessions, maintaining low inflation and the floating exchange rate, improving oversight, transparency guidelines and requirements in regulated sectors of the economy, improving the efficiency of the public sector, and maintaining open trade policies.

President Toledo transferred the presidency to Alan Garcia Pérez on July 28, 2006 following Mr. Garcia’s victory in the run-off of the presidential elections held on June 4, 2006. Mr. Garcia has sent positive signals to the international financial markets following his election as president, and it is expected that Mr. Garcia’s government will substantially retain the economic policies of the previous government, although there can be no assurance that this will be the case.

President

President García is following conservative economic policies and has indicated a desire to avoid the mistakes of past governments. García named the conservative banker Luis Carranza as Minister of Economy and Finance. Carranza held a senior position at Banco Bilbao Vizcaya Argentaria (BBVA) in Spain and was a key adviser to Pedro Pablo Kuczynski, the Prime Minister (and former Minister of Economy and Finance) of former president Alejandro Toledo. García has announced that his administration would follow economic policies similar to those of the Toledo administration, which included achieving sustained economic growth, increasing exports of Peruvian goods, reducing unemployment, underemployment and poverty, reforming the tax system, fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

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

In the late 1980s and early 1990s, the Peruvian economy was volatile, with the country’s GDP contracting by 11.7% in 1989 and by 5.2% in 1990, growing by 2.2% in 1991, and contracting by 0.4% in 1992. The results of stabilization plans resulted in GDP increasing 4.8% in 1993, 12.8% in 1994, 8.6% in 1995, 2.5% in 1996, 6.7% in 1997. The “El Niño” and other adverse economic conditions led to a drop of -0.5% in 1998, but recovered 0.9% in 1999, 2.9% in 2000, 0.2% in 2001, 4.9% in 2002, 4.0% in 2003, 4.8% in 2004, 6.6% in 2005 and 8.0% in 2006; this growth for eight years in a row had not been seen since 1977. The “El Niño” phenomenon (a shift in ocean temperatures and atmospheric conditions in the tropical Pacific that disrupts the weather) was still considered a threat in 2006 but is expected to have a low impact on the economy in the coming years.

It should be noted that GDP growth figures for some years were revised downwards by the national statistical institute, the INEI, in 2000, which recalculated Peru’s GDP in 1999 at around $52 billion using a 1994 base year, some 10% below the previous estimate based on 1979 figures.

In 2004, the Peruvian economy benefited from increased international demand for exports, which drove growth in the construction and manufacturing sectors, as well as in private investment, and more recently in consumption. The continued growth in GDP since the second half of 2001 evidences the strength of Peru’s economy in the face of adverse external and internal factors. In 2002 and 2003, unlike other Latin American countries, Peru managed to resist the effects of on-going internal political unrest, the Argentine crisis, the climate of uncertainty that surrounded the presidential elections in Brazil, and a greater reluctance among investors to take on risks in Latin America.

One of the principal factors that contributed to the improvement of economic expectations was the 38.8% increase in exports in 2004, which was followed by a new increase (36.7%) in 2005 and 37.6% in 2006. In particular, it has continued high foreign demand for minerals and raw materials and manufacturers benefited from the Andean Trade Promotion and Drug Eradication Act (“ATPDEA”) tariff preferences. However, production was uneven, with investment recovering, and sectors such as construction, oil and gas, mining (particularly mining of precious metals), non-primary manufacturing and fishing registered gains, while agriculture registered only minimal growth.

The decision of the United States in August 2002 to renew and expand tax benefits through the ATPDEA for certain Latin American exports was very beneficial to the manufacturing sector because of its inclusion of Peruvian textiles. These incentives are expected to stimulate exports over the next two years. In May 2004, a free trade agreement began to be negotiated with the United States, together with Colombia and Ecuador, which is expected to extend the favorable tariff status beyond 2006. During 2006, the Free Trade Agreement with theUnited States was signed.

The government-backed initiative to encourage mortgage loans and the construction of low-cost housing through the MiVivienda program continued to stimulate significant volumes of construction in 2004, aiding expansion of mortgages. As part of the MiVivienda program, US$213 million in loans were granted in 2005, compared to US$170 million in 2004, US$134 million in 2003 and US$72 million in 2002.

Since 1991, the government has privatized most of its assets in the finance, fishing and telecommunications sectors. The government made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity and agriculture sectors. The more than 220 privatizations that have been completed in Peru since 1991 have generated revenues of approximately US$8.2 billion.

The privatization program, which had been expected to raise US$700 million during 2002, encountered problems in June 2002 with public protests against the sale of two electricity generating companies in the south of Peru. This caused the virtual suspension of the program, which obtained income of only US$355 million in 2002, and almost negligible amounts in 2003. The government successfully relaunched its concessions program in 2004, generating revenue in excess of US$200 million. Some of the noteworthy transactions include the Las Bambas copper mine exploration, the Olmos hydro and irrigation project, the Bayóvar phosphates extraction project, the concession for the Yuncan hydroelectric plant and several highway concessions. The government has continued the concession program in 2005 and 2006, with some small projects with a total value of US$57 million.

Peru’s trade deficit decreased from US$600 million in 1999 to US$300 million in 2000 and US$90 million in 2001. Peru registered a US$210 million surplus in 2002, which grew to US$731 million in 2003, and further to US$2.7 billion in 2004, principally due to continued exports growth. Exports climbed to US$12.5 billion in 2004, 40% higher than the US$9.0 billion registered in 2003, driven by the greater volume of traditional exports, in particular minerals. Imports rose to US$9.8 billion in 2004, with increases mainly in raw materials and capital goods. In 2006, trends continued, with exports rising to US$23.8 billion and imports increasing to US$14.9 billion.

Peru registered a current account deficit of US$1.8 billion in 1999, which decreased to US$1.6 billion in 2000, and further to US$1.2 billion in 2001, to US$1.1 billion in 2002, to US$0.9 billion in 2003, to US$10 million in 2004, and reversed to a US$1.0 billion surplus in 2005. In 2006, a record was registered with a surplus of US$2.5 billion, equivalent to 2.6% of GDP.

Peru’s financial account had a surplus of US$1.1 billion in 1999 and 2000, declined to US$1.0 billion in 2001, grew to US$1.8 billion in 2002 as a result of increased public sector capital inflows, was US$0.7 billion in 2003, grew to US$2.2 billion in 2004, and was US$0.2 billion in 2005. In 2006, surplus was US$0.8 billion, mainly due to repayment of external debt made by the public sector.

The flow of direct foreign investment into Peru was US$433 million in 2000, US$803 million in 2001, US$2.2 billion in 2002, US$1.3 billion in 2003, US$1.8 billion in 2004, US$2.5 billion in 2005 and US$3.4 billion in 2006.

The inflation rate in Peru, as measured by the Lima consumer price index, has fallen from 7,650.0% in 1990 to 139.2% in 1991, 56.7% in 1992, 39.5% in 1993, 15.4% in 1994, 10.2% in 1995, 11.8% in 1996, 6.5% in 1997, 6.0% in 1998, and 3.7% in both 1999 and 2000, turning into deflation of 0.1% in 2001, and back to inflation of 1.5% in 2002, 2.5% in 2003, 3.5% in 2004, 1.5% in 2005 and 1.1% in 2006. On the other hand, Peruvian Central Bank reduced its inflation target range for 2006 from -1% - +2.5% to -1% - +2%. It is worth mentioning that in the last five years the average inflation rate was below 2%.

The average bank market exchange rate for Nuevos Soles in Peru was S/.3.282 per US$1.00 at December 31, 2004, a 5.2% decrease from S/.3.463 per US$1.00 as of December 31, 2003, which followed a 1.5% decrease in 2003 from S/.3.514 per US$1.00 as of December 31, 2002. The strengthening of the Nuevo Sol relative to the U.S. Dollar was consistent with the pattern for other Latin American currencies, which resulted from higher exports and the weakening of the U.S. Dollar. However, in second half 2005, Nuevo Sol depreciated due to higher international interest rates and political uncertainty, closing the year at S/.3.430. After the presidential elections in 2006, the exchange rate decreased, closing the year at S/.3.196 for US$1.00.

Interest rates have behaved erratically since 1995 but fell gradually over this period until September 1998, at which point the trend reversed due to liquidity constraints brought on by the international financial crisis. The nominal annual interest rate on loans in Nuevos Soles was 37.1% in December 1998, decreasing to 32.0% in December 1999, to 26.5% in December 2000, to 23.0% in December 2001, to 20.7% in December 2002, before increasing to 22.3% in December 2003, and further to 25.4% in December 2004, decreasing to 23.6% in December 2005. In 2006, a reduction was registered, closing at 23.1%.

Peru’s recent economic performance has also been reflected in a lower fiscal deficit. Peru had a deficit of 3.1% in 1999 and 3.2% in 2000. The deficit declined to 2.5% in 2001, principally due to lower public investment, declined again to 2.3% in 2002, in line with the goal agreed upon with the International Monetary Fund (the “IMF”), continued to decline to 1.9% in 2003, and further to 1.1% in 2004 and 0.7% in 2005. In 2006, because of higher earnings generated from income tax, a surplus of 2.1% of GDP was achieved.

In addition, efforts to increase tax revenues have been successful, due in part to administrative measures and increased taxes, one of which is the new tax on financial transactions introduced in 2004. Tax collections increased from 6.7% of GDP in 1989 to 12.3% of GDP in 2001, 12.1% in 2002, 13.0% in 2003 and 13.3% in 2004, 13.6% in 2005 and 14.9% in 2006.

In July 1996, Peru reached an agreement with the Paris Club countries, resulting in the rescheduling of 1996-1998 maturities. Likewise, due to a successful program with this group of creditors, Peru was able to reduce its external debt from US$8.5 billion at the end of 2004 to US$5.6 million at the end of 2006. An additional pre-payment is expected in the second half of 2007, which could reach a total of US$2.5 billion.

In 1999, Peru signed a three-year extended fund facility accord with the IMF, the third consecutive IMF program it has followed, giving the country a stable framework for macro-economic planning. However, the fall in tax revenue and increased spending in 1999 caused Peru to fail to fulfill the fiscal goal agreed upon with the IMF of a primary fiscal surplus of 0.5%, which is the public sector’s result before capital costs or gains, debt servicing and privatization income. In fact, Peru reported a primary sector deficit of 0.1% in 1999 and of 0.2% in 2000. Peru renegotiated economic targets of its 2000 three-year program, and the IMF approved a new one-year program in March 2001, a second agreement in February 2002 and a follow-up accord in March 2003 with a 1.9% fiscal deficit target for 2003, which was achieved.

The subsequent Stand-By Agreement was approved by the IMF on June 9, 2004 and covered years 2004 to 2006. The macro-economic framework of the agreement stresses the consolidation of recent year-on-year gains due to the low inflation rate and continued improvements in the public sector deficit, tax reform, current account deficit, level of foreign reserves, and other variables, in order to seek higher GDP growth. The program focused on, among other points, reducing the public sector deficit to 1.4% of GDP in 2004 and to 1% per year in each of 2005 and 2006, and on lowering the debt-to-GDP ratio from 47.5% in 2003 to 41.0% in 2006. With a favorable international context, and thanks to a fast reduction of deficit, debt-to-GDP ratio in 2006 decreased to 38.0%.

Currently, the Peruvian government is negotiating a new Stand-By Agreement for the years 2007-2009. A group of persons of the multilateral institution visited Peru in May 2007, and in an official communication, it was stated that the mission team expects the first review of the Stand-By Agreement to be presented for consideration to the Executive Board of IMF at the end of June 2007, after the approval of representatives in Washington, DC.

There can be no assurance that economic growth will be sustained in the future or that inflation in Peru will not increase (whether as a result of an “overheating” of the Peruvian economy, an increase in the foreign trade deficit, or otherwise). Such events may have an adverse effect on the business, financial condition, results of operations and prospects of Credicorp and adversely affect the market price of Credicorp’s Common Shares. In addition, deposits in the Peruvian financial system are currently much higher than in the late 1980s when hyperinflation caused a lack of confidence in the financial system. A return to high levels of inflation could cause a lack of confidence in the financial system, resulting in widespread withdrawal of deposits.

(10) The Peruvian Financial System

As Credicorp’s activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

(i)	General

At December 31, 2006, the Peruvian financial system consisted of the following principal participants: the Central Bank, the SBS, 11 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), five finance companies and five leasing companies. In addition, Peru has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives.

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

The Central Bank was created in 1931. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The Central Bank regulates Peru’s money supply, administers international reserves, issues currency, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru before the IMF and the Latin American Reserve Fund (a financial institution whose purpose is to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties).

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

The SBS, whose authority and activities are discussed in “—(11)  Supervision and Regulation,” is the regulatory authority charged with implementation and enforcement of the norms contained in Law 26702 and, more generally, with the supervision and regulation of all financial institutions in Peru.

(iv)	Financial System Institutions

Under Peruvian law, financial system institutions are classified as banks, financing companies, other non-banking institutions, specialized companies and investment banks. BCP is classified as a bank.

Banks

A bank is defined by Law 26702 as an enterprise whose principal business consists of the receipt of monies from the public, whether in deposits or under any other contractual form, and the use of such monies (together with its own capital and funds obtained from other sources) to grant loans or discount documents, or in operations subject to market risks.

Banks are permitted to carry out various types of financial operations, including the following: (i) receiving demand deposits, time deposits, savings deposits and deposits in trust; (ii) granting direct loans; (iii) discounting or advancing funds against bills of exchange, promissory notes and other credit instruments; (iv) granting mortgage loans and accepting bills of exchange in connection therewith; (v) granting conditional and unconditional guaranties; (vi) issuing, confirming, receiving and discounting letters of credit; (vii) acquiring and discounting certificates of deposit, warehouse receipts, bills of exchange and invoices of commercial transactions; (viii) performing credit operations with local and foreign banks, as well as making deposits in such institutions; (ix) issuing and placing local currency and foreign currency bonds, as well as promissory notes and negotiable certificates of deposits; (x) issuing certificates in foreign currency and entering into foreign exchange transactions; (xi) purchasing banks and non-Peruvian institutions which conduct financial intermediation or securities exchange transactions, in order to maintain an international presence; (xii) purchasing, holding and selling gold and silver as well as stocks and bonds listed on one of the Peruvian stock exchanges and issued by companies incorporated in Peru; (xiii) acting as financial agent for investments in Peru for external parties; (xiv) purchasing, holding and selling instruments evidencing public debt, whether internal or external, as well as obligations of the Central Bank; (xv) making collections, payments and transfers of funds; (xvi) receiving securities and other assets in trust and leasing safety deposit boxes; and (xvii) issuing and administering credit cards and accepting and performing trust functions.

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

Branches of foreign banks enjoy the same rights and are subject to the same obligations as branches of Peruvian banks. Multinational banks, with operations in various countries, may engage in the same activities as Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in the local market, such banks must maintain a certain portion of their capital in Peru, in an amount not less than the minimum amount required of Peruvian banks.

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

Peru also has numerous mutual housing associations, municipal savings and credit associations, savings and credit cooperatives and municipal credit bureaus. The impact of these institutions on the financial system in Peru has not been significant.

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

Law 26702 is the principal law governing insurance companies in Peru. The SBS is charged with the supervision and regulation of all insurance companies, and the formation of an insurance company requires prior authorization of the SBS.

The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 13 in 2006.

(11) Supervision and Regulation

(i)	Credicorp

Currently, there are no applicable regulatory controls under the laws of Bermuda that are likely to have a material impact upon Credicorp’s operations as currently structured. Under Bermuda law, there is no regulation applicable to Credicorp, as a holding company, that would require Credicorp to separate the operations of its subsidiaries incorporated and existing outside Bermuda. Since Credicorp’s activities will be conducted primarily through subsidiaries in Peru, the Cayman Islands and Bolivia, a summary of Peruvian banking and insurance regulations and Cayman Islands banking regulations is set forth below.

Certain requirements set forth in Law 26702 and certain SBS regulations, including SBS Resolution No.0446-2000, enacted in June 2000, which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates,” are applicable to Credicorp and BCP. These regulations affect Credicorp and BCP primarily in the areas of reporting and risk control guidelines, limitations, ratios and capital requirements.

Since Credicorp’s Common Shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, Credicorp is subject to certain reporting requirements of the CONASEV, the securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listing—(C) Markets—The Lima Stock Exchange—(ii) Market Regulation.”

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

BCP’s operations are supervised and regulated by the SBS and the Central Bank. Violators of specified provisions of Law 26702 and its underlying regulations are subject to administrative sanctions and criminal penalties. Additionally, the SBS and the Central Bank have the authority to fine financial institutions and their directors and officers if they violate Peruvian laws, regulations or their own institutions’ by-laws.

CONASEV is the Peruvian government institution charged with promoting the securities markets, ensuring fair competition in the markets, supervising the proper management of businesses that trade in the markets and regulating their activities and accounting practices. BCP must inform CONASEV of significant events affecting its business and is required to provide financial statements to the Lima Stock Exchange on a quarterly basis. BCP is regulated by CONASEV through Credibolsa, BCP’s wholly owned brokerage house, and Credifondo, BCP’s wholly owned mutual fund administration company. CONASEV examines Credibolsa and Credifondo on a regular basis.

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

Authority of the SBS

Peru’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms), insurance and reinsurance companies, companies that receive deposits from the general public and other similar entities as defined by the law. The SBS is also responsible for supervising the Central Bank to ensure that it abides by its statutory charter and bye-laws. Law 27328, enacted in July 2000, transferred to the SBS the supervision and regulation of the private AFPs which had been supervised and regulated by a specialized superintendency since the inception of the system in 1992.

The SBS is granted administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority, and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the Central Bank, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as Credicorp); (iv) reviewing the bye-laws and amendments thereto of these companies; (v) setting forth criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the Central de Riesgos (Bank Risk Assessment Center), to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). In addition to supervising BCP, the SBS supervises Credicorp on the basis that it is a financial conglomerate conducting the majority of its operations in Peru.

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

Credicorp, following these SBS guidelines as well as guidelines issued by the Basel Committee on Banking Supervision and the advice of international consultants, has set up at BCP a specialized team in charge of introducing advanced operational risk control procedures and created a new Operational Risk Committee. Credicorp intends to be guided by the risk control standards of international financial institutions noted for their leadership in this field, with the overall objective of implementing an efficient and permanent monitoring system for the control of operational risks, while actual management of risk control procedures is conducted by the areas that carry out critical activities. There are ongoing initiatives for the establishment of operational risk management procedures at other Credicorp subsidiaries.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Credicorp will be required to make certain certifications regarding its internal controls over financial reporting as of December 31, 2006. Credicorp has developed an internal methodology, which is in accordance with Public Company Accounting Oversight Board-PCAOB, Accounting Standard 2, to evaluate the effectiveness of its internal controls over financial reporting. In addition, Credicorp is implementing computer programs to allow for the continuous monitoring, assessment and documentation of its internal controls. During 2006, Credicorp has completed its evaluation of internal controls over financial reporting and is now able to obtain the attestation of its independent auditors. See “Item 15. Controls and Procedures.”

Capital Adequacy Requirements

Since the approval of Legislative Decree 637 in 1991, the SBS has issued capital adequacy requirements for credit institutions, adopting a framework structurally similar to that proposed by the Basel Accord. Weights assigned to various classes of assets and the contents of the classifications were initially more stringent under Legislative Decrees 637 and 770 than under the Basel Accord. Law 26702 has adopted criteria similar to the Basel Accord and provides for five categories of assets, with different risk weights assigned to each category. The categories range from risk-free assets, to which a weighting of 0% is assigned, to assets which require a weighting of 100%. Banks are required to prepare and submit to the SBS, within the first 15 days of each month, a report analyzing the bank’s assets for the previous month and totaling the bank’s regulatory capital. Foreign currency-denominated assets are valued in Nuevos Soles at the SBS average exchange rate in effect as of the date of each such report.

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

Law 26702 requires that the total amount of risk-weighted assets not exceed 11 times the regulatory capital of the bank, meaning that BCP must maintain regulatory capital at a level of at least 9.09% of its total risk-weighted assets. The limit of 11 times risk-weighted assets to regulatory capital was phased in, becoming effective in December 1999. Any bank that is not in compliance with the capital adequacy requirements of Law 26702 is required to post a special deposit with the Central Bank, which is frozen until such bank is within the capital adequacy requirements. Regulatory capital in excess of credit risk requirements may be applied to cover market risks. In general, foreign exchange risk positions require a coverage of 9.09% of regulatory capital. As of December 31, 2006, BCP’s unconsolidated amount of risk-weighted assets was 8.46 times the regulatory capital, or regulatory capital was 11.84% of risk-weighted assets which included US$266.1 million of market risk assets.

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

Legal Reserve Requirements

Pursuant to Article 67 of Law 26702, all banks must create a legal reserve. Each year a bank must allocate 10% of its net income to its legal reserve until its legal reserve is equal to 35% of its paid-in capital stock. Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above. As of December 31, 2006, BCP’s consolidated legal reserve was S/.546.5 million (US$171 million), equivalent to 42.5% of BCP’s paid-in capital as of such date.

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

Since August 2000, the rate of the legal reserve has been 6% (formerly 7%) of the obligations described above. The reserve may be kept in cash by the corresponding bank or finance company, with a minimum of 1% held in deposits in current accounts in the Central Bank. Additional reserves for obligations in foreign currency are determined in two steps. First, foreign currency obligations exceeding the base amount, set as the average daily balance during September 2004 (previously February 2004), are subject to a 30% reserve requirement (45% during 1997). In the second step, the obligations equal to or less than the base amount average balance are subject to a reserve requirement “average rate” of approximately 33% since August 2000. This average rate was approximately 43% during 1997, decreasing 4.5 percentage points in the last months of 1998, and again by 3 percentage points in August 2000. The legal reserve (6%) and the additional reserve must be calculated in Nuevos Soles for obligations in local currency and in U.S. Dollars for obligations in foreign currency. The Central Bank oversees compliance with the reserve requirements.

The Central Bank also establishes the interest rate payable on the reserves that exceed the legal 6% requirement, which are mainly on foreign currency deposits. The Central Bank periodically increased the applicable interest rate during 2005, from 3.00% as of 2004 to 3.25% as of December 31, 2005. After six consecutives increases between December 2005 and May 2006, the Central Bank’s Board of Directors decided to maintain the applicable interest rate at 4.5%. The interest rate is expected to be periodically revised by the Central Bank in accordance with monetary policy objectives.

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

The limits for credit extended to one borrower vary according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2006, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/.233.6 million (US$73.1 million) for unsecured loans, and the 30.0% limit amounted to S/.700.8 million (US$219.3 million) for secured loans.

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

Ownership Restrictions

Law 26702 establishes certain restrictions on the ownership of a bank’s shares. Banks must have at least two unrelated shareholders at all times. Restrictions are placed on the ownership of shares of any bank by persons that have committed certain crimes, as well as by public officials who have supervisory powers over banks or who are majority shareholders of an enterprise of a similar nature. All transfers of shares in a bank must be reported after the fact to the SBS by the bank. Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock must receive prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders in the case of juridical persons) are legally disabled, have engaged in illegal activity in the area of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency. The decision of the SBS on this matter is final, and cannot be overturned in the courts. If a transfer is effected without obtaining the prior approval of the SBS, the purchaser may be fined an amount equivalent to the value of the securities transferred. In addition, the purchaser will be required to sell the securities within 30 days, or the fine will double, and the purchaser is disqualified from exercising its voting rights at shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals and are subject to the limitations described above.

Risk Rating

Law 26702 and SBS Resolution No. 672, enacted in October 1997, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis (updated in March and September), in addition to the SBS’s own assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A,” lowest risk, to “E,” highest risk, allowing for sub-categories within each letter. As of December 2006, BCP was assigned the “A+” risk category by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International.

Deposit Fund

Law 26702 provides for mandatory deposit insurance to protect all types of deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund, or the “Fund”) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premiums begin at 0.45% of total funds on deposit under the coverage of the Fund, if BCP is classified in the lowest risk category, and increase to 1.45% applicable to banks in the highest risk category. The maximum amount that a customer is entitled to recover from the Fund is S/.75,261 from March through May 2006.

Intervention by the SBS

Pursuant to Law 26702, as amended by Law 27102, the SBS has the power to seize the operations and assets of a bank. These laws provide for three levels of intervention by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken upon the occurrence of certain events, including if such bank: (i) interrupts payments on its liabilities; (ii) repeatedly fails to comply with the instructions of the SBS or the Central Bank; (iii) repeatedly violates the law or the provisions of the bank’s bye-laws; (iv) repeatedly manages its operations in an unauthorized or unsound manner; or (v) has its regulatory capital fall or be reduced by more than 50%. Rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on a commercial bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which BCP must adhere to a financial restructuring plan.

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

There are no specified ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices. As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33-to-1 (12%). There is a statutory minimum net worth requirement of US$480,000, but, in the normal course of events, the Authority will require a bank or trust company to maintain a higher paid-in capital appropriate to its business. It is the practice of the Authority to require compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Compliance with the Cayman Banking Law is monitored by the Authority.

Continuing Requirements

Under the law of the Cayman Islands, ASB is subject to the following continuing requirements: (i) to ensure good standing under the Cayman Islands Companies Law, including the filing of annual and other returns and the payment of annual fees; (ii) to file with the Registrar of Companies particulars of any change in the information or documents required to be supplied to him and to pay annual fees; (iii) to file quarterly with the Authority certain prescribed forms; (iv) to file with the Authority audited accounts within three months of each financial year (in the case of a locally incorporated bank which is not part of a substantial international banking group, current practice is also to request a senior officer or board member to discuss these accounts each year personally at a meeting with the Authority); and (v) to file an annual questionnaire.

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

Investment Requirements

Pursuant to Law 26702, the total amount of an insurance company’s “solvency equity” and Technical Reserves must be permanently supported by diversified assets, which may not be pledged or otherwise encumbered. The investment regulations further specify that deposits in and bonds of one financial institution together cannot exceed 10% of the total of an insurer’s “solvency equity” and Technical Reserves combined. In general, no more than 20% of an insurance company’s “solvency equity” and Technical Reserves combined may be invested in instruments (including stocks and bonds) issued by a company or group of companies. In addition, in order for an insurance company to invest in non-Peruvian securities, such securities must be rated by an internationally recognized credit rating company. Securities owned by insurance companies must be registered in the Public Registry of Securities of Peru or the analogous registry of their respective country.

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

(12) Selected Statistical Information

The following tables present certain selected statistical information and ratios for Credicorp for the periods indicated. The selected statistical information should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Credicorp Consolidated Financial Statements and the notes thereto. The statistical information and discussion and analysis presented below for, 2002, 2003, 2004, 2005 and 2006 reflect the consolidated financial position of Credicorp and its subsidiaries, including BCP, ASHC, PPS and Grupo Crédito, as of December 31, 2002, 2003, 2004, 2005 and 2006 and the results of operations for 2002, 2003, 2004, 2005 and 2006.

(i)	Average Balance Sheets and Income from Interest-Earning Assets

The tables below set forth selected statistical information based on Credicorp’s average balance sheets prepared on a consolidated basis. Except as otherwise indicated, average balances, when used, have been classified by currency (Nuevos Soles or foreign currency (primarily U.S. Dollars)), rather than by the domestic or international nature of the balance. In addition, except where noted, such average balances are based on the quarterly ending balances in each year, with any such quarter-end balance denominated in Nuevos Soles having been converted into U.S. Dollars using the applicable SBS exchange rate as of the date of such balance. Nominal average interest rates have, in certain cases, been restated as real average interest rates using the formula described below. Credicorp management believes that adjusting average balances and average interest rates for inflation in this manner provides more meaningful information for investors than unadjusted average balances and rates and does not believe that the stated averages present trends materially different from those that would be presented by daily averages.

Real Average Interest Rates

The real average interest rates set forth in the tables below have been calculated by adjusting the nominal average interest rates on Nuevo Sol-denominated assets and liabilities using the following formula:

Where:

R(s) = real average interest rate on Nuevo Sol-denominated assets and liabilities for the period.
N(s) = nominal average interest rate on Nuevo Sol-denominated assets and liabilities for the period.
I = inflation rate in Peru for the period (based on the Peruvian consumer price index).

Under this adjustment formulas, assuming positive nominal average interest rates, the real average interest rate on a portfolio of Nuevo Sol-denominated assets or liabilities would be equal to the nominal average interest rate on that portfolio if the inflation rate were zero. The real average interest rate would be less than the nominal average interest rate if the inflation rate were positive, and the real average interest rate would be greater than the nominal average interest rate if the inflation rate were negative (i.e., becomes a deflation rate). In addition, the real average interest rate would be negative if the inflation rate were greater than the average nominal interest rate.

The following tables show average balances for all of Credicorp’s assets and liabilities, interest earned and paid amounts, and nominal rates and real rates for Credicorp’s interest-earning assets and interest-bearing liabilities, all for the years ended December 31, 2004, 2005 and 2006.

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2004				2005				2006
	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
ASSETS:
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$5,892	US$11	-3.20%	0.19%	US$5,361	US$50	-0.55%	0.93%	US$13,346	US$157	0.16%	1.18%
Foreign Currency	1,031,626	15,346	1.49	1.49	1,118,471	24,004	2.15	2.15	1,763,854	56,813	3.22	3.22
Total	1,037,518	15,357	1.46	1.48	1,123,832	24,054	2.13	2.14	1,777,200	56,970	3.20	3.21
Deposits in other banks
Nuevos Soles	17,895	791	0.89	4.42	31,926	1,073	1.84	3.36	43,684	1,762	2.99	4.03
Foreign Currency	416,413	3,998	0.96	0.96	443,948	12,000	2.70	2.70	711,694	35,154	4.94	4.94
Total	434,308	4,789	0.96	1.10	475,874	13,073	2.65	2.75	755,378	36,916	4.83	4.89
Investment securities
Nuevos Soles	560,910	21,547	0.33	3.84	1,221,669	51,222	2.66	4.19	985,054	51,545	4.18	5.23
Foreign Currency	1,186,002	72,356	6.10	6.10	1,290,919	73,138	5.67	5.67	1,589,978	89,760	5.65	5.65
Total	1,746,912	93,903	4.25	5.38	2,512,588	124,360	4.21	4.95	2,575,032	141,305	5.08	5.49
Total loans (1)
Nuevos Soles	691,749	119,512	13.31	17.28	831,393	132,692	14.26	15.96	1,307,784	178,469	12.51	13.65
Foreign Currency	3,823,383	307,025	8.03	8.03	3,888,576	314,700	8.09	8.09	4,104,477	359,202	8.75	8.75
Total	4,515,132	426,537	8.84	9.45	4,719,969	447,392	9.18	9.48	5,412,261	537,671	9.66	9.93
Total dividend-earning assets
Nuevos Soles	99,098	833	-2.57	0.84	65,234	2,252	1.93	3.45	119,106	6,171	4.13	5.18
Foreign Currency	62,237	1,423	2.29	2.29	65,511	1,301	1.99	1.99	109,129	2,970	2.72	2.72
Total	161,335	2,256	-0.70	1.40	130,745	3,553	1.96	2.72	228,235	9,141	3.46	4.01
Total interest-earning assets
Nuevos Soles	1,375,544	142,694	6.64	10.37	2,155,583	187,289	7.09	8.69	2,468,974	238,104	8.55	9.64
Foreign Currency	6,519,661	400,148	6.14	6.14	6,807,425	425,143	6.25	6.25	8,279,132	543,899	6.57	6.57
Total	7,895,205	542,842	6.23	6.88	8,963,008	612,432	6.45	6.83	10,748,106	782,003	7.02	7.28
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles	98,764				135,168				168,332
Foreign Currency	161,976				179,250				200,523
Total	260,740				314,418				368,855
Reserves for loan losses
Nuevos Soles	(40,008)				(33,020)				(33,859)
Foreign Currency	(242,115)				(191,132)				(167,337)
Total	(282,123)				(224,152)				(201,196)
Premises and equipment
Nuevos Soles	195,230				177,012				165,610
Foreign Currency	57,960				66,559				79,281
Total	253,190				243,571				244,891
Other non-interest-earning assets
Nuevos Soles	175,316				141,397				84,716
Foreign Currency	261,810				320,424				412,659
Total	437,126				461,821				497,375
Total non-interest-earning assets
Nuevos Soles	429,301				420,557				384,799
Foreign Currency	239,630				375,101				525,126
Total	668,931				795,658				909,925
Total average assets
Nuevos Soles	1,804,845	142,694	4.26	7.91	2,576,140	187,289	5.70	7.27	2,853,773	238,104	7.26	8.34
Foreign Currency	6,759,291	400,148	5.92	5.92	7,182,526	425,143	5.92	5.92	8,804,258	543,899	6.18	6.18
Total	8,564,136	542,842	5.57	6.34	9,758,666	612,432	5.86	6.28	11,658,031	782,003	6.44	6.71

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2004				2005				2006
	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
LIABILITIES
Interest-bearing liabilities:
Demand deposits
Nuevos Soles(1)	US$349,584	2,911	-2.58%	0.83%	US$641,920	US$6,056	-0.54%	0.94%	US$776,964	US$8,631	0.10%	1.11%
Foreign Currency(1)	758,990	1,873	0.25	0.25	926,710	10,861	1.17	1.17	1,512,284	16,150	1.07	1.07
Total	1,108,574	4,784	-0.64	0.43	1,568,630	16,917	0.47	1.08	2,289,248	24,781	0.74	1.08
Savings deposits
Nuevos Soles(1)	277,051	2,476	-2.52	0.89	452,826	3,495	-0.71	0.77	518,859	4,917	-0.06	0.95
Foreign Currency(1)	1,024,073	3,740	0.37	0.37	1,118,117	5,739	0.51	0.51	1,238,890	7,919	0.64	0.64
Total	1,301,124	6,216	-0.25	0.48	1,570,943	9,234	0.16	0.59	1,757,749	12,836	0.43	0.73
Time deposits
Nuevos Soles(1)	426,074	17,094	0.49	4.01	562,148	24,300	2.79	4.32	709,208	36,221	4.05	5.11
Foreign Currency(1)	2,210,780	67,871	3.07	3.07	2,944,558	76,954	2.61	2.61	3,068,947	124,344	4.05	4.05
Total	2,636,854	84,965	2.65	3.22	3,506,706	101,254	2.64	2.89	3,778,155	160,565	4.05	4.25
Due to banks and correspondents
Nuevos Soles	134,280	11,257	4.72	8.38	159,892	3,162	0.48	1.98	249,212	14,870	4.91	5.97
Foreign Currency	539,268	25,425	4.71	4.71	448,419	18,260	4.07	4.07	865,365	45,143	5.22	5.22
Total	673,548	36,682	4.72	5.45	608,311	21,422	3.13	3.52	1,114,577	60,013	5.15	5.38
Bonds
Nuevos Soles	122,006	9,658	4.27	7.92	122,521	9,655	6.30	7.88	153,178	11,041	6.13	7.21
Foreign Currency	298,816	17,993	6.02	6.02	295,821	14,677	4.96	4.96	292,984	14,242	4.86	4.86
Total	420,822	27,651	5.51	6.57	418,342	24,332	5.35	5.82	446,162	25,283	5.30	5.67
Total interest-bearing liabilities
Nuevos Soles	1,308,995	43,396	-0.18	3.32	1,939,307	46,668	0.90	2.41	2,407,421	75,680	2.11	3.14
Foreign Currency	4,831,927	116,902	2.42	2.42	5,733,625	126,491	2.21	2.21	6,978,470	207,798	2.98	2.98
Total	6,140,922	160,298	1.87	2.61	7,672,932	173,159	1.88	2.26	9,385,891	283,478	2.76	3.02
Non-interest-bearing liabilities and shareholders’ equity:
Other liabilities
Nuevos Soles	45,773				108,140				56,016
Foreign Currency	1,334,980				770,712				862,715
Total	1,380,753				878,852				918,731
Equity attributable to Credicorp equity holders
Nuevos Soles	—				—				—
Foreign Currency	967,288				1,133,773				1,247,195
Total	967,288				1,133,773				1,247,195
Minority Interest
Nuevos Soles	—				—
Foreign Currency	75,173				93,109				106,214
Total	75,173				93,109				106,214
Total non-interest-bearing liabilities and equity
Nuevos Soles	45,773				108,140				56,016
Foreign Currency	2,377,441				1,977,594				2,216,124
Total	2,423,214				2,085,734				2,272,140
Total average liabilities and equity
Nuevos Soles	1,354,768	43,396	-0.29	3.20	2,047,447	46,668	0.78	2.28	2,463,437	75,680	2.04	3.07
Foreign Currency	7,209,368	116,902	1.62	1.62	7,711,219	126,491	1.64	1.64	9,194,594	207,798	2.20	2.26
Total	8,564,136	160,298	1.32	1.87	9,758,666	173,159	1.46	1.77	11,658,031	283,478	2.21	2.43

(1)   Includes the amount paid to Central Bank for the deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2005/2004			2006/2005
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	(1)	40	39	74	33	107
Foreign Currency	1,292	7,366	8,658	13,851	18,958	32,809
Total	1,291	7,406	8,697	13,925	18,991	32,916
Deposits in other banks
Nuevos Soles	620	(338)	282	395	294	689
Foreign Currency	264	7,738	8,002	7,237	15,917	23,154
Total	884	7,400	8,284	7,632	16,211	23,843
Investment securities
Nuevos Soles	25,383	4,292	29,675	(9,921)	10,244	323
Foreign Currency	6,401	(5,619)	782	16,943	(321)	16,622
Total	31,784	(1,327)	30,457	7,022	9,923	16,945
Total loans(1)
Nuevos Soles	24,126	(10,946)	13,180	76,033	(30,256)	45,777
Foreign Currency	5,235	2,440	7,675	17,473	27,029	44,502
Total	29,361	(8,506)	20,855	93,506	(3,227)	90,279
Total dividend-earning assets
Nuevos Soles	(285)	1,704	1,419	1,860	2,059	3,919
Foreign Currency	75	(197)	(122)	866	803	1,669
Total	(210)	1,507	1,297	2,726	2,862	5,588
Total interest-earning assets
Nuevos Soles	80,918	(36,323)	44,595	27,229	23,586	50,815
Foreign Currency	17.662	7,333	24,995	91,912	26,844	118,756
Total	98,580	(28,990)	69,590	119,141	50,430	169,571
Interest Expense:
Demand deposits
Nuevos Soles	2,434	711	3,145	1,274	1,301	2,575
Foreign Currency	414	8,574	8,988	6,863	(1,574)	5,289
Total	2,848	9,285	12,133	8,137	(273)	7,864
Savings deposits
Nuevos Soles	1,571	(552)	1,019	510	912	1,422
Foreign Currency	343	1,656	1,999	620	1,560	2,180
Total	1,914	1,104	3,018	1,130	2,472	3,602
Time deposits
Nuevos Soles	5,459	1,747	7,206	6,357	5,564	11,921
Foreign Currency	22,527	(13,444)	9,083	3,251	44,139	47,390
Total	27,986	(11,697)	16,289	9,608	49,703	59,311
Due to banks and correspondents and issued bonds
Nuevos Soles	2,147	(10,242)	(8,095)	1,766	9,942	11,708
Foreign Currency	(4,283)	(2,882)	(7,165)	16,978	9,905	26,883
Total	(2,136)	(13,124)	(15,260)	18,744	19,847	38,591
Bonds
Nuevos Soles	41	(44)	(3)	2,416	(1,030)	1,386
Foreign Currency	(180)	(3,136)	(3,316)	(141)	(294)	(435)
Total	(139)	(3,180)	(3,319)	2,275	(1,324)	951
Total interest-bearing liabilities
Nuevos Soles	20,896	(17,624)	3,272	11,265	17,747	29,012
Foreign Currency	21,815	(12,226)	9,589	27,463	53,844	81,307
Total	42,711	(29,850)	12,861	38,728	71,591	110,319

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	Year ended December 31,
	2004	2005	2006
	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	1,375,544	2,155,583	2,468,974
Foreign Currency	6,519,661	6,807,425	8,279,132
Total	7,895,205	8,963,008	10,748,106
Net interest income
Nuevos Soles	99,298	140,621	162,424
Foreign Currency	283,246	298,652	336,101
Total	382,544	439,273	498,525
Gross yield (1)
Nuevos Soles	10.37%	8.69%	9.64%
Foreign Currency	6.14%	6.25%	6.57%
Weighted-average rate	6.88%	6.83%	7.28%
Net interest margin (2)
Nuevos Soles	7.22%	6.52%	6.58%
Foreign Currency	4.34%	4.39%	4.06%
Weighted-average rate	4.85%	4.90%	4.64%
Yield spread (3)
Nuevos Soles	7.06%	6.28%	6.50%
Foreign Currency	3.72%	4.04%	3.59%
Weighted-average rate	4.27%	4.58%	4.26%

(1)	Gross yield is interest income divided by average interest-earning assets.

(2)	Net interest margin represents net interest income divided by average interest-earning assets.

(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

Interest-Earning Deposits With Other Banks

The following table shows the short-term funds deposited with other banks broken down by currency as of the dates indicated. Deposits held in countries other than Peru are denominated in several currencies; however, the substantial majority of such deposits are denominated in U.S. Dollars. These currencies were converted to U.S. Dollars using the applicable SBS exchange rate as of the date of relevant balance.

	Year ended December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian Central Bank	17,142	1,224	53,163
Commercial banks	31,379	55,941	55,819
Total Nuevo Sol-denominated	48,521	57,165	108,982
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	1,085,349	1,597,929	1.355,155
U.S. Dollars, other	455,178	632,698	739,028
Other	4,852	8,076	55,506
Total Foreign Currency-denominated	1,545,379	2,238,703	2,149,689
Total	1,593,900	2,295,868	2,258,671

(ii)	Investment Portfolio

The following table shows the fair value of Credicorp’s trading and available-for-sale investment securities by type at the dates indicated. See Notes 5 and 6 to the Credicorp Consolidated Financial Statements.

	At December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	56,594	129,137	156,890
Equity securities	112,785	144,919	148,333
Bonds	67,878	91,065	74,010
Peruvian Central Bank certif. notes	682,418	835,287	1,277,613
Other investments	5,994	40,287	264,112
Total Nuevo Sol-denominated	925,669	1,240,695	1,920,958
Foreign Currency-denominated:
Equity securities	68,573	63,332	102,543
Bonds	610,402	891,666	1,114,211
Investment in Peruvian debt	357,145	185,138	268,235
Peruvian Central Bank certif. notes	—	310,528	—
Other investment	257,458	163,894	61,634
Total Foreign Currency-denominated	1,293,578	1,614,558	1,546,623

Total securities holdings	2,219,247	2,855,253	3,467,581

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on Credicorp’s Nuevo Sol-denominated interest-earning investment securities was 3.8% in 2004, 4.2% in 2005, and 5.2% in 2006. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 6.1% in 2004, 5.7% in 2005 and 2006. The total weighted-average yield of Credicorp’s investment securities was 5.4% in 2004, 5.0% in 2005, and 5.5% in 2006.

The weighted-average yield on Credicorp’s Nuevo Sol-denominated dividend-earning assets was 0.8% in 2004, 3.5% in 2005, and 5.2% in 2006. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 2.3% in 2004, 2.0% in 2005 and 2.7% in 2006. The total weighted-average yield of Credicorp’s dividend -earning assets was 1.4% in 2004, 2.7% in 2005 and 4.0% in 2006.

The following table shows the maturities of Credicorp’s trading and available-for-sale investment securities by type at December 31, 2006:

	Within 1 year	After 1 year but within 3years	Maturing After 3 years but within 5 years	Maturing After 5 years but within 10 years	After 10 Years	Total
	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian government bonds	US$1,725	US$6,845	US$36,212	US$29,816	US$82,292	US$156,890
Equity securities (1)	148,333	—	—	—	—	148,333
Bonds and debentures	12,843	22,362	10,462	3,130	25,213	74,010
Peruvian Central Bank certif. notes	1,236,091	41,522	—	—	—	1,277,613
Other investments	241,681	5,718	4,781	—	11,932	264,112
Total Nuevo Sol-denominated	US$1,640,673	US$76,447	US$51,455	US$32,946	US$119,437	US$1,920,958
Foreign Currency-denominated:
Peruvian Government Bonds	1,475	24,034	4,874	114,327	123,525	268,235
Equity securities (1)	102,543	—	—	—	—	102,543
Bonds Peruvian Central Bank certificates notes	160,131	342,635	160,143	167,549	283,753	1,114,211
Other investments	18,257	6,197	12,334	18,292	6,554	61,634
Total Foreign Currency-denominated	US$282,406	US$372,866	US$177,351	US$300,168	US$413,832	US$1,546,623
Total securities holdings:	US$1,923,079	US$449,313	US$228,806	US$333,114	US$533,269	US$3,467,581

Weighted average yield						5.37%

(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year.

Maturities of Credicorp’s investments securities classified by trading and available for sale, as of December 31, 2006 are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

(iii)	Loan Portfolio

Loans by Type of Loan

The following table shows Credicorp’s loans by type of loan, at the dates indicated:

	At December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars in thousands)
Loans	US$3,268,103	US$3,284,141	US$3,507,831	US$3,865,643	US$4,662,730
Leasing transactions	491,666	452,635	424,902	564,575	675,804
Discounted notes	180,314	176,991	183,519	213,232	256,534
Factoring	62,302	56,446	58,116	87,757	89,171
Advances and overdrafts	169,132	45,827	48,506	49,283	84,262
Refinanced loans	330,842	296,116	243,892	175,211	126,006
Past due loans	406,135	256,208	159,057	95,769	76,770
Unearned interest	(90,831)	(86,868)	(66,805)	(78,495)	(93,916)
Total loans:	US$4,817,663	US$4,481,496	US$4,559,018	US$4,972,975	US$5,877,361
Total past due loans amounts	(406,135)	(256,208)	(159,057)	(95,769)	(76,770)
Total performing loans	US$4,411,528	US$4,225,288	US$4,399,961	US$4,877,206	US$5,800,591

The categorization of the loan portfolio as set forth in the table above is based on the regulations of the SBS, which Credicorp has applied to loans generated by BCP and ASHC. These categories do not correspond to the classifications used in preparing the breakdown of the loan portfolio by business area set forth under “Item 4. Information on the Company—(B) Business Overview—(3) Commercial Banking.” Pursuant to the guidelines of the SBS, loans are categorized as follows:

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

Refinanced loans: Includes loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when a debtor is experiencing payment problems, unless the debtor is current on all interest payments and pays down at least 20% of the principal amount of the original loan. Since July 1999, Credicorp has distinguished a sub-group entitled Restructured Loans, defined as those loans extended under the bankruptcy protection procedures established in the Equity Restructuring Law.

Past due loans: Includes overdue loans. See “— Past Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows Credicorp’s total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2002		2003		2004
Economic Activity	Amount	% Total	Amount	% Total	Amount	% Total
	(U.S. Dollars in thousands, except percentages)
Manufacturing	US$1,592,191	33.05%	US$1,461,350	32.61%	US$1,376,874	30.20%
Consumer Loans (1)	522,998	10.86	1,033,881	23.07	1,187,378	26.04
Commerce	617,491	12.82	560,052	12.50	523,574	11.48
Realty Businesses and Leasing Services	281,753	5.85	233,506	5.21	224,745	4.93
Mining	227,879	4.73	233,355	5.21	194,022	4.26
Communication, Storage and Transportation	209,174	4.34	189,612	4.23	181,018	3.97
Electricity, Gas and Water	302,976	6.29	211,610	4.72	248,571	5.45
Agriculture	158,500	3.29	142,697	3.18	160,167	3.51
Fishing	104,604	2.17	90,786	2.03	68,604	1.50
Financial Services	210,404	4.37	96,371	2.15	90,042	1.98
Education, Health and Other Services	93,851	1.95	99,702	2.22	62,341	1.37
Construction	86,632	1.80	70,676	1.58	72,879	1.60
Others (2)	500,041	10.38	144,766	3.23	235,608	5.17
Sub total	4,908,494	101.89	4,568,364	101.94	4,625,823	101.47
Unearned interest	(90,831)	-1.89	(86,868)	-1.94	(66,805)	-1.47
Total	US$4,817,663	100.00%	US$4,481,496	100.00%	US$4,559,018	100.00%

(1)	Includes credit card and mortgage loans, other consumer loans and small business.

(2)	Includes personal banking and small business loans and other sectors.

	At December 31,
	2005		2006
Economy Activity	Amount	% Total	Amount	% Total
	(U.S. Dollars in thousands, except percentages)
Manufacturing	US$1,430,559	28.77%	US$1,624,765	27.65%
Consumer Loans (1)	1,364,910	27.45	1,729,682	29.43
Commerce	625,908	12.59	686,291	11.68
Realty Businesses and Leasing Services	216,095	4.35	236,445	5.16
Mining	223,156	4.49	303,238	4.36
Communication, Storage and Transportation	210,002	4.22	255,730	2.55
Electricity, Gas and Water	192,096	3.86	256,541	4.02
Agriculture	153,410	3.08	150,020	2.79
Fishing	117,104	2.35	152,538	1.27
Financial Services	105,484	2.12	163,946	4.35
Education, Health and Other Services	69,468	1.40	75,376	1.28
Construction	68,217	1.37	74,482	2.60
Others (2)	275,061	5.53	262,223	4.46
Sub total	5,051,470	101.58	5,971,277	101.60
Unearned interest	(78,495)	-1.58	(93,916)	-1.60
Total	US$4,972,975	100.00%	US$5,877,361	100.00%

(1)	Includes credit card and mortgage loans, other consumer loans and small business.

(2)	Includes personal banking and small business loans and other sectors.

As of December 31, 2006, 66.2% of the loan portfolio was concentrated in Lima and 91.79% was concentrated in Peru. An additional 6.76% of the loan portfolio was concentrated in Bolivia.

Concentrations of Loan Portfolio and Lending Limits

Credicorp’s loans and other contingent credits to the 20 customers (considered as economic groups) to which it had the largest exposure as of December 31, 2006 were US$1,255.9 million, of which US$1,086.2 million were outstanding loans representing 18.5% of the total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of economic group. Total loans and other contingent credits outstanding to these customers ranged from US$119.7 million to US$42.6 million, including fifteen customers with over US$50.0 million. Total loans and other contingent credits outstanding to Credicorp’s 20 largest customers were ranked in the following risk categories as of December 31, 2006: Class A (normal)—90.9%; Class B (potential problems)—8.9%; Class C (substandard)—0.2%; Class D (doubtful)—0%; and Class E (loss)—0%. See “—Classification of the Loan Portfolio.”

BCP’s loans to a single borrower are subject to lending limits imposed by Law 26702. See “—(11) Supervision and Regulation—(ii)BCP—Lending Activities.” The applicable Law 26702 lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of loans to and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third party performance received by BCP from such institution, may not exceed 30% of BCP’s regulatory capital, as defined by the SBS. The sum of loans to and deposits in non-Peruvian financial institutions, plus any guarantees of third party performance received by BCP from such institutions, are limited to 5%, 10% or 30% of BCP’s regulatory capital, depending upon the governmental supervision to which the institution is subject and upon whether it is recognized by the Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increase to 50% of BCP’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

BCP’s loans to Directors and employees and relatives have a global limit of 7% of capital stock and reserves and an individual limit of 5% of such global limit.

Loans to individuals not resident in Peru or companies that are not financial institutions have a limit of 5% of BCP’s regulatory capital; however, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP. Lending on an unsecured basis to individuals or companies resident in Peru that are not financial institutions is limited to 10% of BCP’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks, or a foreign bank determined by the Central Bank of prime credit quality, or by other highly liquid securities at market value. Finally, the single borrower lending limit for loans backed by a cash deposit at BCP or by debt obligations of the Central Bank is 30% of BCP’s regulatory capital. With an unconsolidated regulatory capital of S/.2,335.9 million (US$730.9 million) at December 31, 2006 BCP’s legal lending limits vary from S/.116.8 million (US$36.5 million) to S/.1,168.0 million (US$365.4 million). Credicorp’s consolidated lending limits, based on its regulatory capital on a consolidated basis of US$1,008.0 million at December 31, 2006, would range from US$50.4 million to US$504.0 million. As of December 31, 2006, BCP was in compliance with all Law 26702 lending limits.

As of December 31, 2006, Credicorp complied with the applicable legal lending limits in each of the jurisdictions where it operates. Such limit is calculated quarterly based on Credicorp’s consolidated equity plus reserves for not specifically identified impaired loans at quarter-end. A limited number of exceptions to Credicorp’s internal limits have been authorized by the Board of Directors from time to time, based on the credit quality of the borrower, the term of the loan and the amount and quality of collateral taken by Credicorp. Credicorp may, in appropriate and limited circumstances, increase or choose to exceed this limit in the future.

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

Loan Portfolio Denomination

The following table presents Credicorp’s Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated.

	At December 31,
	2002		2003		2004
Total loan portfolio:	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated	US$677,506	14.06%	US$723,955	16.15%	US$662,058	14.52%
Foreign Currency-denominated	4,140,157	85.94%	3,757,541	83.85%	3,896,960	85.48%
Total loans	US$4,817,663	100.00%	US$4,481,496	100.00%	US$4,559,018	100.00%

	At December 31,
	2005		2006
Total loan portfolio:	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated	US$1,032,481	20.76%	US$1,492,681	25.40%
Foreign Currency-denominated	3,940,494	79.24%	4,384,680	74.60%
Total loans	US$4,972,975	100.00%	US$5,877,361	100.00%

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of Credicorp’s performing loan portfolio at December 31, 2006, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

		Maturing
	Amount at December 31, 2006	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(U.S. Dollars in thousands, except percentages)

Loans	US$4,662,730	US$1,939,902	US$1,070,786	US$493,145	US$354,986	US$803,911
Leasing transactions	675,804	135,036	137,211	276,230	97,490	29,837
Discounted notes	256,534	239,559	16,663	260	24	28
Refinanced loans	126,006	44,141	18,301	27,603	12,158	23,803
Factoring	89,171	88,836	335	—	—	—
Advances and overdrafts	84,262	81,375	2,566	220	60	41
Total	US$5,894,507	US$2,528,849	US$1,245,862	US$797,458	US$464,718	US$857,620
Percentage of total performing loan portfolio	100.00%	42.90%	21.14%	13.53%	7.88%	14.55%

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of the loan portfolio at December 31, 2006, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2006	Maturing After 1 year
	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$82,035	US$109
Foreign Currency-denominated	860,633	68,700
Total	942,668	68,809

Fixed Rate (2)
Nuevo Sol-denominated	1,410,646	289,825
Foreign Currency-denominated	3,524,047	1,761,162
Total	4,934,693	2,050,987

Total (1)	US$5,877,361	US$2,119,796

(1)	Net of unearned interest

(2)	Most of financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.

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

Regulations promulgated by the SBS also require Peruvian banks to classify all loans into one of five other categories depending upon the degree of risk of nonpayment of each loan. Credicorp reviews its loan portfolio on a continuing basis, and the SBS reviews the portfolio as it deems necessary or prudent. In classifying its loans based upon risk of nonpayment, Credicorp, in compliance with SBS guidelines, assesses the following factors: the payment history of the particular loans, the history of Credicorp’s dealings with the borrower, management, operating history, repayment capability and availability of funds of the borrower, status of any collateral or guarantee, the borrower’s financial statements, general risk of the sector in which the borrower operates, the borrower’s risk classification made by other financial institutions, and other relevant factors. The classification of the loan determines the amount of the required loan loss provision. Law 26702 further requires banks to establish a loan loss provision of up to 1% of the bank’s loan and credit portfolio classified as A (Normal) for losses not specifically identified on the loan portfolio.

The following table sets forth a breakdown of the loan portfolio using the categories specified in SBS Resolution No. 808-2003 as of December 31 of each of the last five years.

	At December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars in thousands)
Commercial loans	US$3,659,762	US$3,308,112	US$3,259,950	US$3,252,018	US$3,792,756
Consumer loans	205,696	251,785	283,410	356,595	506,184
Residential mortgage loans	547,005	549,220	649,930	844,892	980,630
Leasing transactions (1)	405,200	372,379	365,728	519,470	597,791
Total performing loans	US$4,817,663	US$4,481,496	US$4,559,018	US$4,972,975	US$5,877,361

(1)	Net of unearned interest.

Under current regulations, collateral is not subtracted from the amount of the loan or credit outstanding to determine the amount of the loan or credit to be reserved against. Instead, a lower loan provision is allowed to be reserved on the portion of the loan or credit that is secured. For the purpose of determining the reservable amount, collateral is valued according to SBS regulations which require that an appraisal be determined based on expected market valuation. Only assets classified as (i) “preferred,” (ii) “highly liquid preferred,” or (iii) “self-liquidating preferred” are acceptable as collateral. Such collateral must, according to SBS regulations, (1) be relatively liquid, (2) have legally documented ownership, (3) have no liens outstanding and (4) have constantly updated appraisals. Examples of “preferred” or “highly liquid preferred” assets include, among others, cash deposits, real estate mortgages and pledges on securities or on other goods. “Self-liquidating preferred” assets include solely cash deposits in local banks or stand-by letters of credit from first-level foreign institutions.

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

Credicorp does not currently track loan write-offs and recoveries of write-offs by loan categories specified by SBS Resolution N° 808-203.

The five loan risk categories have the following characteristics:

Class “A.” Loans or credits in this category are known as “normal” credits. Debtors of commercial loans or credits that fall into this category have complied on a timely basis with their obligations and at the time of evaluation of the credit do not present any reason for doubt with respect to repayment of interest and principal on the loan on the agreed upon dates, and Credicorp must have no reason to believe that the status will change before the next evaluation. To place a loan or credit in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan or credit is required. Micro-business and consumer loans warrant Class A classification if payments are current or up to eight days past-due. Residential mortgage loans warrant Class A classification if payments are current or up to thirty days past-due. Loans or credits in this category require a reserve for losses not specifically identified of 1% of the total of such loans or credits outstanding. The required reserve may be reduced by up to 0.5% if certain conditions that ensure that the client has a low probability of default are met.

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

To record the allowance for loan losses, Credicorp uses IAS 39, for which all loans in Classes C, D and E are considered impaired, and they are analyzed taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less cost for obtaining and selling the collateral. The methodology and assumptions used for estimating future cash flows are reviewed regularly by Credicorp in order to reduce any differences between loss estimates and actual loss experience. The allowance for credit losses also covers incurred losses for impaired loans not specifically identified. In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is provided.

The following table shows Credicorp’s direct loan portfolio at the dates indicated:

	At December 31,
	2002		2003		2004
Level of Risk Classification	Amount	% Total	Amount	% Total	Amount	% Total
	(U.S. Dollars in thousands, except percentages)
A: Normal (1)	US$3,543,152	73.5%	US$3,393,833	75.7%	US$3,719,973	81.6%
B: Potential Problems	456,056	9.5	437,682	9.8	336,619	7.4
C: Substandard	334,423	6.9	240,316	5.4	195,062	4.3
D: Doubtful	239,101	5.0	266,723	6.0	184,206	4.0
E: Loss	244,931	5.1	142,942	3.1	123,158	2.7
Total	US$4,817,663	100.00%	US$4,481,496	100.00%	US$4,559,018	100.0%
C+D+E	US$818,455	17.0%	US$649,981	14.5%	US$502,426	11.0%

	At December 31,
	2005		2006
Level of Risk Classification	Amount	% Total	Amount	% Total
A: Normal (1)	US$4,273,719	85.9%	US$5,296,653	90.1%
B: Potential Problems	397,387	8.0%	337,497	5.7%
C: Substandard	82,858	1.7%	62,192	1.1%
D: Doubtful	146,898	3.0%	122,215	2.1%
E: Loss	72,113	1.4%	58,804	1.0%
Total	US$4,972,975	100.0%	US$5,877,361	100.0%
C+D+E	US$301,869	6.1%	US$243,211	4.1%

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

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

Credicorp considers loans to be past due depending on their type. BCP considers loans past due for consumer mortgage and leasing loans, and loans to micro-businesses after 90 days. Beginning January 1, 2001, the SBS issued accounting rules requiring Peruvian banks to consider overdrafts past due after 30 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. BCB considers loans past due after 30 days.

Interest income is suspended when collection of loans becomes doubtful, such as when overdue by more than 90 days or when the borrower or securities’ issuer defaults, if earlier than 90 days, and such income is excluded from interest income until received. Uncollected income on such loans is reversed against income. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis. Therefore, Credicorp does not accrue interest on past due loans. Instead, interest on past due loans is recognized only when and to the extent received. Over the past five years, Credicorp has recognized interest income on these loans of US$15.0 million in 2002, US$11.0 million in 2003, US$6.2 million in 2004, US$5.5 million in 2005 and US$4.8 million in 2006. Accrued interest on past due loans is recognized only when and to the extent received. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past due loans. The following table sets forth the repayment status of Credicorp’s loan portfolio as of December 31 of each of the last five years:

	At December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars in thousands, except percentages)
Current	US$4,411,528	US$4,225,288	US$4,399,961	US$4,877,206	US$5,800,591
Past due:
Overdue 16-119 days	82,259	50,981	11,572	10,860	20,655
Overdue 120 days or more	323,876	205,227	147,485	84,909	56,115
Subtotal	US$406,135	US$256,208	US$159,057	US$95,769	US$76,770
Total loans	US$4,817,663	US$4,481,496	US$4,559,018	US$4,972,975	US$5,877,361
Past due loan amounts as a percentage of total loans	8.43%	5.72%	3.49%	1.93%	1.31%

With respect to consumer, mortgage and leasing loans, BCP, in accordance with SBS regulations, only recognizes as past due installments for these loans that are past due for fewer than 90 days. The entire amount of these loans will be considered past due if any amount is past due more than 90 days.

Past Due Loan Portfolio

The following table analyzes Credicorp’s past due loan portfolio by type of loan at the dates indicated:

	At December 31,
	2002	2003	2004	2005	2006
Past due loan amounts:	(U.S. Dollars in thousands)
Loans	US$322,179	US$194,761	US$85,467	US$63,889	US$57,345
Discounted notes	4,513	1,531	776	1,124	596
Advances and overdrafts in demand deposits	7,892	3,400	4,157	3,412	1,844
Leasing transactions	17,231	8,716	9,387	6,412	5,237
Refinanced loans	54,320	47,800	59,270	20,932	11,748
Total past due portfolio	US$406,135	US$256,208	US$159,057	US$95,769	US$76,770
Less: Reserves for loan losses(1)	US$424,031	US$326,677	US$271,873	US$218,636	US$210,586
Total past due portfolio net of reserves	(US$17,896)	(US$70,469)	(US$112,816)	(US$122,867)	(US$133,816)

(1) Includes reserves for indirect credits (see -Loan Loss Reserves).

Interest on past due loans and loans in legal collection is recognized when collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount is approximately US$28.1 million and US$25.8 million as of December 31, 2006 and 2005, respectively.

Loan Loss Reserves

The following table shows the changes in Credicorp’s reserves for loan losses and movements at the dates indicated:

	Year ended December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$344,433	US$424,031	US$326,677	US$271,873	US$218,636
Additional provisions (reversals)	99,596	66,421	16,131	(6,356)	(4,243)
Acquisitions and transfers	122,841	—	—	(9,024)	—
Recoveries of write-offs	12,050	17,416	32,287	35,032	44,284
Write-offs	(150,102)	(185,688)	(105,267)	(71,405)	(49,859)
Monetary correction and other	(4,787)	4,497	2,045	(1,484)	1,768
Total reserves for loan losses at the end of the year	US$424,031	US$326,677	US$271,873	US$218,636	US$210,586

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio.”

Reserves for loan losses as of December 31, 2006 include US$190.3 million of reserves for credit losses and US$20.3 million of reserves for indirect or contingent credit losses (US$197.5 million and US$21.1 million as of December 31, 2005, respectively). The reserves for indirect credit losses are included in the Other liabilities caption of Credicorp’s consolidated balance sheet (see Notes 7(f) and 11(a) to the Credicorp Consolidated Financial Statements).

The charge-off process is performed with prior approval of the Board of Directors and of SBS, which is considered on a case-by-case basis.

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

Allocation of Loan Loss Reserves

The following table sets forth the amounts of reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated:

	At December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars in thousands)
Commercial loans	US$388,809	US$283,470	US$228,554	US$174,929	US$170,755
Consumer loans	14,879	14,479	14,079	16,433	16,717
Residential mortgage loans	13,521	24,414	21,375	14,291	20,522
Leasing transactions	6,822	4,314	7,865	12,983	2,592

Total reserves	US$424,031	US$326,677	US$271,873	US$218,636	US$210,586

(iv)	Deposits

The following table presents the components of Credicorp’s deposit base at the dates indicated:

	At December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$507,924	US$725,878	US$996,246
Foreign Currency-denominated	1,242,353	1,075,436	1,796,187
Total	US$1,750,277	US$1,801,314	2,792,433
Savings deposits:
Nuevo Sol-denominated	US$403,579	US$483,695	US$610,292
Foreign Currency-denominated	1,179,923	1,621,669	1,341,686
Total	US$1,583,502	US$2,105,364	US$1,951,978
Time deposits:
Nuevo Sol-denominated	US$431,741	US$391,374	US$862,901
Foreign Currency-denominated	1,920,459	2,068,533	2,355,256
Total	US$2,352,200	US$2,459,907	US$3,218,157
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$54,310	US$46,378	US$61,539
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	US$47,986	US$70,435	US$103,282
Foreign Currency-denominated	482,697	584,356	671,745
Total	US$530,683	US$654,791	US$775,027
Total deposits:
Nuevo Sol-denominated	US$1,391,230	US$1,671,382	US$2,572,721
Foreign Currency-denominated	4,879,742	5,396,372	6,226,413
Total	US$6,270,972	US$7,067,754	US$8,799,134

The following table sets forth information regarding the maturity of Credicorp’s time deposits in denominations of US$100,000 or more at December 31, 2006:

At December 31, 2006
(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$32,474
Maturing after 30 but within 60 days	876
Maturing after 60 but within 90 days	5,122
Maturing after 90 but within 180 days	5.570
Maturing after 180 but within 360 days	—
Maturing after 360 days	27,184
Total certificates of deposits	US$71,226
Time deposits:
Maturing within 30 days	US$1,356,792
Maturing after 30 but within 60 days	378,776
Maturing after 60 but within 90 days	166,582
Maturing after 90 but within 180 days	321,409
Maturing after 180 but within 360 days	300,195
Maturing after 360 days	127,608
Total time deposits	US$2,651,362
Total	US$2,722,588

(v)	Return on Equity and Assets

	At December 31,
	2004	2005	2006

Return on assets (1)	1.50%	1.81%	1.92%

Return on equity (2)	13.55%	16.39%	18.47%

Dividend payout ratio (3)	48.80%	48.24%	45.08%

Credicorp's equity to assets ratio (4)	11.29%	11.41%	10.70%

Shareholders’ equity to assets ratio (5)	10.42%	10.46%	9.79%

(1)	Net income attributable to equity holders of Credicorp as a percentage of average total assets, computed as the average of period beginning and period ending balances.

(2)	Net income attributable to equity holders of Credicorp as a percentage of average net equity attributable to Credicorp’s equity holders, computed as the average of monthly balances.

(3)	Dividends declared per share divided by net income attributable to Credicorp’s equity holders per share.

(4)	Average equity attributable to Credicorp’s equity holders divided by average total assets, both averages computed as the average of month-ending balances.

(5)	Average equity attributable to Credicorp’s equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

(vi) Short-Term Borrowings

Credicorp’s short-term borrowings, other than deposits, amounted to US$234.0 million, US$878.2 million and US$360.8 million as of December 31, 2004, 2005 and 2006, respectively. Average balances of borrowed amounts remained at relatively low levels during 2004, 2005 and 2006 mostly due to excess liquidity at BCP. The outstanding balance at December, 31 2005 includes BCRP-Repo transactions entered into with the Central Bank, representing US$510.6 million, which earned annual interest rates between 3.23% and 3.32%, with 3 day maturities. As of December 31, 2006, no BCRP-Repo transactions exist in the outstanding balance.

The following table sets forth Credicorp’s short-term borrowings:

	At December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)

Year-end balance	US$233,951	US$878,237	US$360,801

Average balance	US$150,279	US$307,930	US$479,657

Maximum quarter-end balance	US$233,951	US$878,237	US$792,609

Weighted average nominal
Year-end interest rate	4.22%	4.38%	5.00%

Weighted average nominal
Interest rate	3.83%	4.69%	4.81%

(C)	Organizational Structure

Although historically there has been substantial overlap among the shareholders of BCP, ASHC and PPS, for reasons related to the regulatory, political and economic environment in Peru, they have been managed independently from one another. Credicorp was formed in 1995 by the management of BCP for the purpose of acquiring, pursuant to the Exchange Offer, the common shares of BCP, ASHC and PPS. In the October 1995 Exchange Offer, Credicorp acquired 90.1% of BCP (391,973,951 shares), 98.2% of ASHC (39,346,169 shares), and 75.8% of PPS (5,537,474 shares) in exchange for 60,815,152 Common Shares at a ratio of 0.10401, 0.33708 and 1.2249 Common Shares per common share of BCP, ASHC and PPS, respectively. The Common Shares commenced trading on the New York Stock Exchange immediately upon consummation of the Exchange Offer, with a closing price on such day of US$11.61 (adjusted to reflect stock dividends through May 1999).

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

Credicorp management, which consists of certain principal executive officers of BCP, ASHC and PPS, believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and deregulation of the financial services sector, and to achieve synergies from the cross-selling of financial services and products (e.g., through BCP’s extensive branch network). Credicorp, through its subsidiaries, is the largest Peruvian provider of financial services in Peru.

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941. BCP has been the largest commercial bank in Peru since the 1920s. Members of the Romero family have been shareholders of BCP since 1918 and became the controlling shareholders in 1979. Mr. Dionisio Romero, Chairman of the Board and Chief Executive Officer of Credicorp, was a member of the Board of Directors of BCP from 1966 to 1987, becoming Chairman in 1979. In response to then President of Peru, Alan García’s 1987 attempt to nationalize the Peruvian banking industry, the majority shareholders at that time, including Mr. Romero, sold a controlling interest in BCP and transferred management to its employees, which prevented the government from gaining control of BCP. Upon the election of Alberto Fujimori as President of Peru in 1990 and the introduction of market reforms, the Romero family reestablished its shareholding in BCP and Mr. Romero and several former key managers of BCP returned to BCP. See “—(9) Peruvian Government and Economy—(i) Peruvian Government.” Members of the Romero family exchanged their BCP shares in the Exchange Offer, and now hold 16.01% of the Common Shares of Credicorp. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ASHC was incorporated in December 1981 as a wholly-owned subsidiary of BCP, under the name Crédito del Perú Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers. In 1983, BCP dividended the shares of BCP International to the shareholders of BCP to protect its privately held status in the event that BCP was nationalized. BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and opening an agency in Miami in 1986. Also in 1986, BCP International changed its name to ASCH. As a result of the attempted expropriation by the government in 1987, ASHC’s operations and management were made independent of BCP. In 2002, ASHC closed its Miami agency at the same time that BCP opened its agency in the same city. Also in Miami, Credicorp Securities was established as a wholly-owned subsidiary of Credicorp and began operating in early 2003 serviced by former ASHC personnel.

Credicorp owns 75.72% of PPS, which was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and is the second largest Peruvian insurance company in terms of premiums sold and health fees. PPS’s major subsidiaries are Pacífico Vida, which specializes in life and pension fund insurance, and Pacífico Salud, which provides health insurance as an alternative to public social security.

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

On August 24, 2006, Credicorp, through its subsidiary Prima AFP, acquired from Grupo Santander Perú S.A. the shares that this company had in AFP Unión Vida S.A., a pension fund management company that operates in Peru, representing 99.97% of its capital stock and made a tender offer to the minority shareholders in order to acquire the remaining 0.03 percent of the capital stock. The total purchase price amounted to approximately US$141.5 million. At the general shareholder’s meeting of Prima AFP, held on September 6, 2006, the merger with AFP Unión Vida S.A. was approved, with effective date of December 1, 2006.

(D)	Property, Plants and Equipment

At December 31, 2006, Credicorp had 339 branches, representative and similar offices, of which 137 were branch offices of BCP in Lima. Credicorp’s principal properties include the headquarters of BCP, at Calle Centenario 156, La Molina, Lima 12, Perú, and the headquarters of PPS at Juan de Arona 830, Lima, Perú. Credicorp owns these properties, with the exception of approximately 186 properties which it holds under leases. There are no material encumbrances on any of Credicorp’s properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)	Operating Results

(1) Critical Accounting Policies

Accounting policies applied by Credicorp are integral to the understanding of its results of operations and financial condition. The accounting policies are described in Note 3 to the Credicorp Consolidated Financial Statements (Significant Accounting Policies to the Credicorp Consolidated Financial Statements), which are prepared in accordance with IFRS. Additionally, Note 29 to the Credicorp Consolidated Financial Statements describes certain significant differences between IFRS and U.S. GAAP. The following is a summary of those critical accounting policies.

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

The allowance for credit losses is established based in the risk classifications and taking into consideration the guarantees and collateral obtained by Credicorp. Only collateral received and classified as “preferred,” “highly liquid preferred” or “self-liquidating preferred” is considered acceptable. Such collateral must be relatively liquid, have legally documented ownership, have no liens outstanding and have updated independent appraisals.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provisions provided.

All loans considered impaired (the ones classified as substandard, doubtful and loss) are analyzed by Credicorp management, taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure, less cost for obtaining and selling the collateral.

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

As of December 31, 2006, Credicorp has only one derivative that qualifies for hedge purposes, which is an interest rate swap, classified as a cash flow hedge. See Note 20(d) to the Credicorp Financial Statements, which is an interest rate swap, classified as a cash flow hedge. The effective portion of changes in the fair value of this derivative is recognized in equity, and the gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item affects profit or loss.

Embedded derivates:

In 2006, Credicorp has acquired certificates indexed to its share price that will be settled in cash (see Note 11(c) to the Credicorp Consolidated Financial Statements). These instruments reduce the liability exposure for the stock appreciation rights granted to employees. These instruments have been accounted at their fair value and are presented in the caption “Other assets” of the consolidated balance sheets.

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

(iii) Income and expenses, except for those related to non-monetary assets, which are translated at the free market exchange rate at the date of the transaction, are translated monthly at the average exchange rate.

All resulting translation differences are recognized in the consolidated income statement.

Income and expense recognition from banking activities

Interest income and expense are recognized in the income statement for all instruments measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial assets or liability and allocating the interest income or expense over the relevant period on an accrual basis. Interest rates are determined based on negotiations with clients.

Interest income is suspended when collection of loans become doubtful, such as when overdue by more than 90 days or, if earlier, upon the borrower’s or securities’ issuer’s default, and such income is excluded from interest income until received. Uncollected income on such loans is reversed against income. When the management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

Interest income includes coupons earned on fixed income investment and trading securities and the accrued discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Commission income is recognized on an accrual basis when earned. All other revenues and expenses are recognized on an accrual basis as earned or incurred.

Recognition of income and expenses of insurance activities

The premiums related to life and other insurance policies, of both long and short duration, are recognized as income when they accrue. A reserve for unearned premiums is recorded for the unexpired portion of the premiums.

The claims reserves are constituted under different methodologies depending on the type of reserve, line of business, type of product and type of coverage.

In the case of life insurance products, the claims reserves are calculated based on an estimation of the mortality (for life insurance), survival (for life annuities, death and disability pension system insurance and complementary insurance for work risk), or incidence (for personal injury) adjusting to the interest established when the product was designed. The reserves are calculated at the present value of the probable cash flows for pension payments, using mortality tables for the policyholders, beneficiaries and disabled who are covered at the date of the consolidated balance sheet adjusted based on interest rates determined based on the performance of the corresponding portfolio of investments.

The reserves corresponding to the universal life insurance policies form part of the technical life insurance reserves. The additional benefits granted to the policyholders originating from this type of policy are shown in the footnote to the net premiums earned for life and health insurance contract (See Note 21 to the Credicorp Consolidated Financial Statements) which include the surplus and interest accrued during the period which are credited to the balance of the policyholder.

The insurance claims are recorded when reported. The IBNR are estimated and reflected as provisions (liabilities). The reserves for IBNR at December 31, 2006 and 2005 have been estimated using generally accepted actuarial methods, which take into consideration the statistical analysis of the recorded loss history, the use of projection methods and when appropriate, qualitative factors used to reflect the effect of the present conditions or trends that affect historical data. Management considers that the estimated reserve is sufficient to cover liabilities for IBNR occurred during 2006 and 2005.

To determine the reserves for life, property and casualty and health insurance, Credicorp carries out a continuous review of its overall position, its reserving techniques and its reinsurance. The provisions are reviewed periodically by qualified actuaries contracted by Credicorp. In those cases where, upon further consideration it is determined that additional reserve is necessary, a calculation based on the claims past experience using the chain-ladder methodology or a percentage of the related premium is carried out. The technical provisions recorded are subject to a liability adequacy test to determine its sufficiency based on the future cash flow projections of the contracts in force. Changes to estimated reserves are included in the results of operations for the period.

The costs for acquiring the policies (commissions) that are variable and that are primarily related to the acquisition and renewal of insurance contracts (universal life) are deferred and amortized during the period of the policy. The recoverability of these deferred acquisition costs is reviewed annually.

Based on periodic review of the client portfolio, the management determines the provision for bad debt related to premiums and quotas receivable.

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

(2) Historical Discussion and Analysis

The following discussion is based upon information contained in the Credicorp Consolidated Financial Statements and should be read in conjunction therewith. The Credicorp Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Note 29, as restated, to the Credicorp Consolidated Financial Statements, which provides a description of the significant differences between IFRS and U.S. GAAP as they relate to Credicorp, and a reconciliation to U.S. GAAP of Credicorp’s net income and shareholders’ equity. The discussion in this section regarding interest rates is based on nominal interest rates. For a comparison of nominal interest rates with real interest rates, see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(i) Average Balance Sheets and Income from Interest-Earning Assets—Real Average Interest Rates.”

The financial information and discussion and analysis presented below for 2004, 2005 and 2006 reflect the financial position and results of operations for 2004, 2005 and 2006 of Credicorp’s subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

At December 31, 2006, approximately 70.8% of Credicorp’s deposits and 74.6% of its loans were denominated in foreign currencies, reflecting the historic lack of confidence in the Peruvian currency stemming from high inflation rates in prior years. With the reduction in the rate of inflation, Credicorp has begun to attract more Nuevo Sol-denominated deposits and to offer more Nuevo Sol-denominated loans. Nevertheless, Credicorp expects the majority of its deposits and loans to continue to be denominated in foreign currencies.

Results of Operations for the Three Years Ended December 31, 2006

The following table sets forth, for the years 2004, 2005 and 2006, the principal components of Credicorp’s net income:

	Year ended December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Interest income	US$542,842	US$612,432	US$782,002
Interest expense	(160,298)	(173,159)	(283.478)
Net interest income	US$382,544	US$439,273	US$498,524
Provision for loan losses	(16,131)	6,356	4,243
Net interest income after Provision	US$366,413	US$445,629	US$502,767
Noninterest income	243,879	265,985	338,894
Insurance premiums earned net of claims on insurance activities	38,347	43,455	64,739
Other expenses	(459,928)	(477,073)	(585,058)
Merger costs	(3,742)	—	(5,706)
Income before translation result and income tax	US$184,969	US$277,996	US$315,636
Translation result (loss) gain	US$2,040	US$(9,597)	US$15,216
Income tax	(45,497)	(73,546)	(83,587)
Net income	US$141,512	US$194,853	US$247,265
Net income attributable to:
Credicorp´s shareholders	130,747	181,885	230,013
Minority interests	10,765	12,968	17,252
Net income	US$141,512	US$194,853	US$247,265

Consolidated net income attributable to Credicorp’s shareholders increased from US$181.9 million in 2005 to US$230.0 million in 2006. Credicorp’s consolidated net income increased from 2005 to 2006 principally due to: (i) higher average volumes in interest-earning assets mainly as a consequence of the strong expansion in the BCP banking business with the robust loan growth and the restructuring of the portfolio; (ii) lower loan loss provisions; (iii) greater commissions for financial services and higher gains on foreign exchange transactions and sale of securities; and (iv) a gain on translation result in 2006 versus a loss in 2005.

On the other hand, operating expenses increased 22.6% in 2006 to US$585.1 million, principally as a result of increased expense on salaries and benefits. The increase in personnel expenses during 2006 was principally due to increases in salaries and stock appreciation rights (see Note 19 to the Credicorp Consolidated Financial Statements). The merger between Prima AFP and Unión Vida in December 2006 was another contributor to the rise in expenses.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)

Interest income:
Loans	US$426,537	US$447,392	US$537,670
Deposits in banks	4,789	13,073	36,916
Deposits in Central Bank	15,357	24,054	56,970
Investment securities and others	93,903	124,360	141,305
Dividends	2,256	3,553	9,141
Total interest income	US$542,842	US$612,432	US$782,002

Interest expense:
Saving deposits	US$6,216	US$9,234	US$12,836
Time deposits	84,965	101,254	160,565
Issued bonds	27,651	24,332	25,283
Borrowing from other financial institutions and others	36,682	21,422	60,013
Demand deposits	4,784	16,917	24,781
Total interest expense	US$160,298	US$173,159	US$283,478
Net interest income	US$382,544	US$439,273	US$498,524

Credicorp’s net interest income increased 13.5% in 2006 compared to 2005, which in turn increased 14.8% compared to 2004.

Interest Income. Interest income increased 27.7% in 2006, after increasing 12.8% in 2005 compared to 2004. The increase in 2006 was principally due to higher averages volumes in loans and deposits in the Central Bank. An important factor that contributed to the increase was higher loan volumes in wholesale banking since companies took loans to assure future liquidity given the uncertainty that preceded the presidential elections. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Average nominal interest rates earned by Credicorp on its loans increased to 9.9% in 2006 from 9.5% in both 2005 and 2004. The average nominal interest rate for foreign currency-denominated loans increased from 8.0% in 2004 to 8.1% in 2005 and to 8.8% in 2006. Interest rates for Nuevo Sol-denominated loans decreased from 17.3% in 2004 to 16.0% in 2005 and further to 13.7% in 2006.

The average balance of Credicorp’s foreign currency-denominated loan portfolio increased 5.6% to US$4,104.5 million in 2006 from US$3,888.6 million in 2005, which in turn increased 1.7% from US$3,823.4 million in 2004. The average balance of Credicorp’s Nuevo Sol-denominated loan portfolio increased 20.2% from US$691.7 million in 2004 to US$831.4 million in 2005, and by 57.3% to US$1,307.8 million in 2006. Credicorp’s excess liquidity has continued through 2006. During 2006, an increasing proportion of loans went to commerce, small business, manufacturing and consumer sectors presenting higher risk, but these sectors also yielded higher margins. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Interest expense. Interest expense increased 63.7% in 2006 compared to 2005, and 8.0% in 2005 compared to 2004. Higher interest expense in 2006 and 2005 were principally due to increases in the volume of deposits and variable market rates on deposits. Average nominal interest rates paid on foreign currency-denominated deposits increased from 1.8% in 2004 to 1.9% in 2005, and further to 2.6% in 2006. Average nominal interest paid on Nuevo Sol-denominated deposits decreased from 2.1% in 2004 to 2.0% in 2005, but increased to 2.5% in 2006. The higher increase in the average nominal interest rate paid in foreign currency-denominated deposits indicates that there is still greater preference for dollar denominated deposits. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “—(12) Selected Statistical Information.”

Credicorp’s average foreign currency-denominated deposits increased 16.7% to US$5,820.1 million in 2006 from US$4,989.4 million in 2005, which in turn increased 24.9% from US$3,993.8 million in 2004. Credicorp’s average Nuevo Sol-denominated deposits increased 21.0% in 2006 to US$2,005.0 million from US$1,656.9 million in 2005, which in turn increased 57.4% from US$1,052.7 million in 2004. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Net interest margin. Credicorp’s net interest margin (net interest income divided by average interest-earning assets) decreased to 4.64% in 2006 compared to 4.90% in 2005 and 2004 as returns declined on interest-earning assets, mainly securities and Nuevo Sol-denominated loans, while funding costs remained relatively unchanged. See ”Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

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

The following table sets forth the movements in Credicorp’s reserve for loan losses:

	Year ended December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$344,433	US$424,031	US$326,677	US$271,873	US$218,636
Provisions	99,596	66,421	16,131	(6,356)	(4,243)
Acquisitions and sales	122,841	—	—	(9,024)	—
Recoveries of write-offs	12,050	17,416	32,287	35,032	44,284
Write-offs	(150,102)	(185,688)	(105,267)	(71,405)	(49,859)
Monetary Correction and Other	(4,787)	4,497	2,045	(1,484)	1,768
Reserves for loan losses at the End of the year	US$424,031	US$326,677	US$271,873	US$218,636	US$210,586

Provisions for loan losses, charged against income net of recoveries, decreased 33.3% in 2006 (US$4.2 million). Total recoveries of write-offs reached US$44.3 and US$49.9 million, respectively, increasing 26.4% and decreasing 30.2% from 2005, respectively. Provision expense in 2006 included US$2.5 million required by BCB (compared to US$2.1 million in 2005). The lower provision expense in 2006 and 2005 was principally due to improved loan quality, particularly with respect to BCP’s loan portfolio, higher recoveries of charged-off accounts (mainly recoveries of clients of the retail group, which are small amounts recoveries) and a substantial improvement in the Peruvian economy. Balance of recoveries of previously charged-off accounts in 2006 amounted to US$44.3 million (compared to US$35.0 million in 2005). The middle market and small business sectors continued to require a majority of the provisions made during 2006 and 2005. Provisions net of recoveries for middle market and small businesses were US$16.8 million in 2006 and US$13.5 million in 2005.

Total reserves, which amounted to US$210.6 million in 2006, include the allowance for direct and indirect credits for approximately US$190.3 million and US$20.3 million, respectively.

The effects of the increase in provisions were partly offset by write-offs of loans amounting to US$49.9 million in 2006, a 30.2% decrease from US$71.4 million in 2005, which in turn decreased 32.2% from US$105.3 million in 2004. The loans charged off are primarily attributable to the removal of loans that were fully provided for and considered unrecoverable (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Loan Loss Reserves”).

Noninterest income

The following table reflects the components of Credicorp’s noninterest income:

	Year ended December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$201,474	US$206,163	US$243,778
Net gains from sales of securities	10,135	8,965	27,281
Net gains on foreign exchange transactions	24,165	29,286	41,638
Other income	8,105	21,571	26,197
Total non-interest income	US$243,879	US$265,985	US$338,894

Credicorp’s noninterest income, without including net premiums earned, increased 27.4% to US$338.9 million in 2006 from US$266.0 million in 2005, which in turn increased 9.1% from US$243.9 million in 2004. Revenue increase in 2006 was principally due to an increase in fees and commissions from banking services, net gains from sales of securities and net gains on foreign exchange transactions.

Fees and commissions income from banking services increased 18.2% to US$243.8 million in 2006 from US$206.2 million in 2005, following a 2.3% increase in 2005 from US$201.5 million in 2004. The increase in fees and commissions income from banking services in 2006 was principally due to growth in account maintenance, credit card and debit card fees, commissions for money orders and transfers and current and saving accounts. In 2005, growth in fees and commissions income was principally due to growth in credit card fees, fund transfer fees and collections.

Net gains from sales of securities increased 204.3% to US$27.3 million in 2006 from US$9.0 million in 2005, following a decrease in 2005 from US$10.1 million in 2004. The increase in 2006 was principally due to gains from market value fluctuation on sales of investments due to high returns on the Lima Stock Exchange.

Net gains on foreign exchange transactions increased 42.2% to US$41.6 million in 2006 from US$29.3 million in 2005, which in turn increased 21.2% from US$24.2 million in 2004. Net gains from foreign exchange transactions are not attributable to proprietary trading on the part of Credicorp. Higher gains in 2006 and 2005 were principally due to an increase in trading volume and higher spreads between buy and sell transactions.

Other income increased 21.4% to US$26.2 million in 2006 from US$21.6 million in 2005, after increasing 166.1% from US$8.1 million in 2004. Other income principally consists of sales of assets seized, recoveries of other accounts receivable and other assets and other income. The increase in other income in 2006 was mainly due to revenues from the sale of assets seized (a gain of US$9.2 million in 2006 compared to a gain of US$6.2 million in 2005), net of recoveries of other accounts receivable and other assets (US$1.8 million in 2006 compared to US$4.5 million in 2005). Other income returned to a more regular level in 2004, mainly due to losses on the sale of foreclosed assets and lower other income. See Note 23 to Credicorp’s Consolidated Financial Statements.

Insurance premiums and claims on insurance activities

The following table reflects the premiums earned and claims incurred in connection with Credicorp’s insurance activities:

	Year ended December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Net premiums earned	US$192,672	US$218,955	US$251,261
Net claims incurred	(34,791)	(42,569)	(46,587)
Increase in costs for future benefits for life and health policies	(119,534)	(132,931)	(139,935)
Total net premiums and claims	US$38,347	US$43,455	US$64,739

Net premiums and claims show significant increases in 2006 compared to 2005 and in turn compared to 2004. See “Item 4. Information on the Company—(B) Business Overview—(6) Pacífico Peruano Suiza.” Net premiums increased 14.8% to US$251.3 million in 2006 from US$219.0 million in 2005.

Premiums for general insurance lines, which accounted for 48.0% of total premiums, increased 3.2% in 2006 after a 7.8% increase in 2005.

Gross premiums (including premium transfer and reserve adjustments) increased 3.8% to US$372.6 million in 2006 from US$359.0 million in 2005 after increasing 4.2% from 2004. The increase in 2006 was principally due to a 6.1% increase in the life and pension insurance lines which reached US$117.2 of gross premiums in 2006 compared to US$110.1 million in 2005. On the other hand, the increase in 2005 was due to a 7.8% increase in the general insurance lines. Security and property insurance (48.0% of total premiums) increased 3.2% in 2006 after increasing 7.8% in 2005. Furthermore, fire insurance (27.7% of total premiums) decreased 11.9% in 2006 after increasing 1.8% in 2005.

Life insurance (31.0% of total premiums) increased 6.1% in 2006 after increasing 1.8% in 2005. The higher increase in 2006 was principally due to an increase in the volume in all life insurance branches except life annuities, which decreased 24.0% in 2006 due to conservative investment policies. Provisional insurance increased 28% in 2006, after an increase of 30% in 2005 and a decrease of 7% in 2004.

During 2006, claims on insurance activities increased by 6.3% to US$186.5 million from US$175.5 million in 2005, mainly due to an increase in the total gross premiums. In 2005, net claims increased 13.7% from US$154.3 million in 2004 mainly due to an increase in claims in the marine hull business. However, the net loss ratio, defined as net claims paid as a percentage of net premiums earned, decreased to 72.0% in 2006 from 78.9% in 2005, and was similar to that of 2004 (72.4%).

Other Expenses

The following table reflects the components of Credicorp’s other expenses:

	Year ended December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Salaries and employee benefits	US$202,729	US$236,347	US$303,332
General and administrative	153,096	138,294	172,304
Depreciation and amortization	46,595	38,728	50,317
Provision for assets seized	14,639	16,959	6,387
Other	42,869	46,745	52,718
Merger costs	3,742	—	5,706
Total other expenses and merger costs	US$463,670	US$477,073	US$590,764

Personnel expenses increased 28.3% in 2006 compared to 2005, after a 16.6% increase in 2005, compared to 2004. The number of Credicorp personnel increased to 11,532 in 2006 from 9,544 in 2005, which in turn increased from 9,558 in 2004. Considering only BCP, the number of personnel increased to 8,243 in 2006 from 7,568 in 2005, which in turn decreased from 7,694 in 2004. The increase in personnel expenses during 2006 was principally due to increases in salaries and stock appreciation rights (see Note 19 to the Credicorp Consolidated Financial Statements). Certain salaries are based on local currency, and therefore a revaluation of Nuevo Soles results in a higher amount when translated into U.S. Dollars.

Credicorp’s general and administrative expenses (which include taxes other than income taxes) increased 24.6% in 2006 compared to 2005, which in turn decreased 9.7% compared to 2004. Lower expenses in 2005 resulted from decreases in systems, maintenance and institutional expenses, while higher expenses in 2006 were principally the result of increases in marketing expenses for ad campaigns and customer loyalty-building programs, system expenses, such as maintenance, licenses and projects, and transportation expenses. Aditionally, after the merger with Unión Vida, Prima AFP incurred higher expenses in respect of its sales force. It is worth mentioning that Banco Tequendama was not consolidated into Credicorp’s financial statements as of March 2005.

Provision for assets seized decreased 62.3% to US$6.4 million in 2006 from US$17.0 million in 2005. This decrease was due to higher rotation in seizing and sales of assets.

Other expenses increased 12.8% to US$52.7 million in 2006, after an increase of 9.0% in 2005, compared to 2004. Other expenses increased during 2006 principally due to commissions in insurance (US$25.6 million in 2006 compared to US$19.3 million in 2005) and sundry technical insurance expense (US$10.9 million in 2006 compared to US$8.2 million in 2005). In 2006, Credicorp recorded US$5.7 million as merger costs following the acquisition of AFP Unión Vida by Creditcorp Ltd.’s subsidiary Prima AFP.

Translation Result

The translation result reflects exposure to revaluation of net monetary positions in Nuevo Soles. Credicorp recognized a US$15.2 million translation gain in 2006, a US$9.6 million translation loss in 2005 and a US$2.0 million translation loss in 2004. In 2006 translation gain was mainly due to gains recorded from exposure to the Nuevo Sol which strengthened against U.S. Dollar. In 2005, translation loss was the result of Credicorp’s net asset positions in Nuevo Soles weakening against the U.S. Dollar.

Income Taxes

Credicorp is not subject to income taxes or taxes on capital gains, capital transfers or equity or estates duty under Bermuda law; however, certain of its subsidiaries are subject to income tax and taxes on dividends paid to Credicorp, depending on the legislation applicable to the jurisdictions in which they generate income.

Credicorp’s Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under the Peruvian tax law. The statutory income tax rate payable in Peru in 2003 was 27% of taxable income, which includes the result of exposure to inflation. Since 2004, the statutory income tax rate payable in Peru is 30% of taxable profits. An additional 4.1% withholding tax is applied on dividends, which Credicorp registers as income tax based on the liquid amount received from BCP and PPS.

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

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Credicorp’s non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

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

Income tax expense by Credicorp increased to US$83.6 million in 2006 from US$73.5 million in 2005, which in turn increased from US$45.5 million in 2004. Income tax growth in these periods reflects increases in Credicorp’s taxable income. Since 1994, Credicorp has paid the Peruvian income tax at the statutory rate. The effective tax rates in 2004, 2005 and 2006 were 24.32%, 27.40%, and 25.26%, respectively.

(3) Financial Condition

Total Assets

As of December 31, 2006, Credicorp had total assets of US$12.9 billion, increasing 16.7% compared to total assets of US$11.0 billion as of December 31, 2005, with cash and due from banks increasing 2.7%, investments increasing 21.7% and loans, net of provisions, increasing 19.1%. From December 31, 2005 through December 31, 2006, the Peruvian financial system grew 15.6% in terms of deposits and 23.9% in terms of total loans, comparing balances translated to U.S. Dollars, while GDP grew 8.0%. The ratio of financial intermediation, as measured by the sum of currency in circulation, bank deposits and other bank obligations to the public, divided by GDP, was 5.2% in 1990 and, although this ratio reached approximately 25.5% in 2001 and 2002, it declined to 23.1% in 2004, and in turn increased to 23.5% in 2005. In 2006, the ratio of financial intermediation decreased slightly to 22.6%. Although the ratio of financial intermediation is still below the 26.7% peak in the early 1970s, Credicorp expects the rate of growth in total assets to remain at moderate levels.

Improved finances among companies and individuals supported by a favorable economic environment and sustained increases in loan placements resulted in significant improvements in loan portfolio quality in recent years further accelerating the decrease in delinquency rates, which decreased from 3.7% in 2004 to 1.9% in 2005 and further to 1.3% in 2006. BCP’s coverage ratios also improved significantly in recent years from 159.8% in 2004 to 207.7% in 2005 and further to 249.5% in 2006, despite lower increases in provisions due to improving loan portfolio quality.

As of December 31, 2006, Credicorp’s total loans were US$5,927.1 million, which represented 46.0% of total assets, and net of reserves for loan losses, loans were US$5,736.8 million. As of December 31, 2005, Credicorp’s total loans were US$5,014.3 million, which represented 45.4% of total assets, and net of reserves for loan losses, loans were US$4,816.7 million. Credicorp’s total loans increased from December 31, 2005 to December 31, 2006 by 18.2%, and net of loan loss reserves by 19.1% in the same period.

Credicorp’s total deposits with the Central Bank decreased from US$1,599.2 million as of December 31, 2005 to US$1,405.9 million as of December 31, 2006. Credicorp’s securities holdings (which include marketable securities and investments) increased 21.7% to US$3,495.8 million at December 31, 2006 from US$2,871.5 million at December 31, 2005. The securities portfolio increase in 2006 was principally due to increased investments in Central Bank certificates, corporate, leasing subordinated bonds and in treasury bonds of various governments.

Total Liabilities

As of December 31, 2006, Credicorp had total liabilities of US$11.3 billion, a 16.5% increase from total liabilities of US$9.7 billion as of December 31, 2005. As of December 31, 2006, Credicorp had total deposits of US$8,839.0 million, a 24.6% increase from total deposits of US$7,093.4 million at December 31, 2005. Credicorp believes that its extensive branch network and reputation in the Peruvian market have allowed it to compete effectively for new deposits and to attract stable, low cost savings deposits.

Credicorp’s funding strategy has been structured around maintaining a diversified deposit base. During 2006, demand deposits grew by 55.0% and time deposits by 30.8%, while saving deposits decreased by 7.3%. As of December 31, 2006, Credicorp, through BCP unconsolidated, had 42.1% of total savings deposits in the Peruvian banking system, 43.6% of demand deposits and 36.2% of total deposits, the highest of any Peruvian bank in all three categories. An important characteristic of Credicorp’s deposit base is that, as of December 31, 2006, it included 57.2% of the entire Peruvian banking system’s CTS deposits, decreasing from 57.9% as of December 31, 2005. Credicorp believes that it traditionally has attracted a high percentage of the savings and CTS deposit market because of its reputation as a sound institution, its extensive branch network and the quality of its service. Credicorp’s core deposits (time, savings, CTS and demand deposits) accounted for 96.7% of its total deposits as of December 31, 2006.

(4) Reconciliation of Differences Between IFRS and U.S. GAAP

The Credicorp Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain aspects respects from U.S. GAAP, as presented in Note 29, as restated, to the Consolidated Financial Statements. The principal differences between IFRS and U.S. GAAP, insofar as they relate to Credicorp, is that under IFRS changes in amortized cost of debt securities available-for-sale resulting from movements in foreign currency exchange rates are reflected in the income statement. Under U.S. GAAP (EITF 96-15, as amended by SFAS 133), changes in the amortized cost of instruments available-for-sale due to changes in foreign currency exchange rates are considered part of the changes in fair value and, as a result, recorded in “Other comprehensive income” in shareholder’s equity and transferred to income upon the maturity or sale of the instrument.

Another difference is that under IFRS, income tax is recorded in accordance with IAS12, “Income Taxes.” This provision requires the recognition of deferred taxes on income resulting from the differences in measurment of local currency converted into the functional currency, due to changes in exchange rates. Meanwhile, under U.S. GAAP, Credicorp follows guidelines established in SFAS 109 “Accounting for income taxes.” These guidelines do not permit recognition of deferred taxes on differences in assets and liabilities remeasured upon conversion from local currency into the functional currency as a result from changes in exchange rates. In prior years, the differences between IFRS and U.S. GAAP calculations have been immaterial and hence no reconciliation item has been reported for 2004 and 2005. In 2006, however, the amount of these differences amounted to US$5.1 million, as of December 31, 2006 (the amount from previous years amounted to US$1.4 million). This item is presented to reconcile the net income and the shareholder’s equity, see Note 29 (h) and (i) to the Credicorp Consolidated Financial Statements.

Another difference is the disclosure of minority interest in the balance sheet. Under IFRS, minority interest is disclosed as part of net equity while under U.S. GAAP it is disclosed between liabilities and shareholders’ equity. In the profit and loss statement, annual profit is disclosed in profit attributable to equity holders of the parent (US$230,013, US$181,885 and US$130,747 as of December 31, 2006, 2005 and 2004, respectively) and profit attributable to minority interests (US$17,252, US$12,968 and US$10,765 as of December 31, 2006, 2005 and 2004, respectively).

(B) Liquidity and Capital Resources

Regulatory Capital and Capital Adequacy Ratios

	As of December 31,
	2004	2005	2006
	(U.S. Dollars in thousands, except percentages)
Capital stock	539,498	539,498	539,498
Legal and other reserves	269,527	269,527	479,902
Capital stock, reserves and retained earnings of minority interest	46,767	61,251	37,281
Accepted Provisions for loan losses	43,946	49,169	58,562
Subordinated debt	43,891	31,276	140,086
Total	943,629	950,721	1,255,329
Less: investment in multilateral organizations, banks and insurance companies	(32,360)	(35,697)	(30,075)
Total Regulatory Capital(1)	911,269	915,024	1,225,254
Financial Entities Capital Ratio
Regulatory Capital attributable to Financial Entities(1)	776,202	761,342	871,377
Risk-weighted Assets From Financial Entities(3)	5,529,440	5,810,046	7,273,023
Capital Ratio for Financial Entities	14.04%	13.10%	11.98%

Minimum Regulatory Capital Required (MRCR)(2)
MRCR for Financial Entities(3)	499,512	559,074	690,045
MRCR for Insurance Entities(3)	42,110	88,019	100,447
MRCR for Other Entities(3)	31,536	101,348	60,437
Total Minimum Regulatory Capital Required	573,158	748,441	850,959
Regulatory capital as percentage of Minimum Regulatory Capital Required	158.99%	122.26%	143.99%

(1)	Total Regulatory Capital and Financial Entities Regulatory Capital is prepared under the guidelines of the BIS I Accord (by the Basel Committee) as adopted by the SBS.

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

The growth of Credicorp’s deposit base over the past years has enabled Credicorp to increase significantly its lending activity. BCP is subject to SBS Resolution No. 622-98, enacted in July 1998, which made its Market Risk Area responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s daily average ratios during the month of December 2006 were 56.91% and 51.99% for Nuevos Soles and foreign exchange-based transactions, respectively (45.2% and 57.8%, respectively, in December 2005), demonstrating Credicorp’s continuing excess liquidity. Credicorp has never defaulted on any of its debt or been forced to reschedule any of its obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and PPS complied with all of their payment obligations.

The capability of replacing interest bearing deposits at their maturity is a key factor in determining liquidity requirements, as well as the exposure to interest and exchange rate risks. Credicorp’s principal source of funding is customer deposits with BCP’s Retail Banking Group and ASHC’s Private Banking Group, and premiums and amounts earned on invested assets at PPS. Credicorp believes that funds from its deposit-taking operations generally will continue to meet Credicorp’s liquidity needs for the foreseeable future.

BCP’s Retail Banking Group has developed a diversified and stable deposit base and the Private Banking Group has developed a stable deposit base that, in each case, provides Credicorp with a low-cost source of funding. This deposit base has traditionally been one of Credicorp’s greatest strengths. The deposit gathering strategy has focused on products considered as BCP’s core deposits: demand deposits, savings, time deposits and CTS deposits. Other sources of funds and liquidity, mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds and subordinated debt, are of a considerably lower significance compared to Credicorp’s core deposits. See Notes 13 and 14 to Credicorp Consolidated Financial Statements.

The following table presents Credicorp’s core deposits, other deposits and other sources of funds:

	At December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Core Deposits:
Demand deposits	US$1,750,277	US$1,801,314	US$2,792,433
Savings deposits	1,583,502	2,105,364	1,951,978
Severance indemnity deposits	530,683	654,791	775,027
Total core deposits	US$3,864,462	US$4,561,469	US$5,519,438

Other Deposits:
Time deposits	2,352,200	2,459,907	3,218,157
Bank certificates	54,310	46,378	61,539
Total deposits	US$6,270,972	US$7,067,754	US$8,799,134

Due to banks and correspondents	US$431,052	US$1,303,371	US$941,601

Issued bonds	US$423,977	429,224	512,572

Total sources of liquid funds	US$7,126,001	US$8,800,349	US$10,253,307

Core deposits as a percent of total deposits	61.6%	64.5%	62.7%
Core deposits as a percent of total sources of liquid funds	54.2%	51.8%	53.8%

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

The following table presents Credicorp’s deposits at the Central Bank, and its investments in Central Bank certificates:

	At December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)
Funds at Central Bank
Deposits	US$1,100,450	US$1,599,153	US$1,405,853

Certificates of deposits	US$682,418	US$554,530	US$1,110,002

BCRP-Repo Transactions	—	US$591,285	167,611

Total funds at Central Bank	US$1,782,868	US$2,744,968	US$2,683,466
Total funds at Central Bank of Perú as a percent of total deposits	28.4%	38.8%	30.5%

BCP at times has accessed Peru’s short-term interbank deposit market, although it is generally a lender in this market. The Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP. ASHC also has the ability to borrow from correspondent banks on an overnight basis at rates tied to the Federal Funds rate as well as funding lines from international financial institutions.

At December 31, 2006, Credicorp had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. The long-term facilities include funding from COFIDE, Banco Interamericano de Desarrollo (Inter-American Development Bank or IDB) and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 5.65% to 7.90%. In 1998 and 2001, a total of approximately US$200 million of funding was received through the securitization of certain credit card receivables and diversified payment rights, with BCP as the originator of such assets. As of December 31, 2005, the funding received in 1998 was paid off and the funding received in 2001 was pre-paid with the proceeds of new securitization of diversified payment rights, which amounted to US$280.0 million. See Note 14(b) to the Credicorp Consolidated Financial Statements. As of December 31, 2006, borrowed funds amounted to US$941.6 million as compared to US$1,303.4 million in 2005 and US$429.4 million in 2004.

In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2006, BCP had US$23.6 million of outstanding mortgage bonds and notes (US$27.6 million in 2005 and US$28.4 million in 2004). A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2006, BCP had US$178.0 million of outstanding leasing bonds (US$219.6 million in 2005 and US$220.5 million in 2004). These bonds have maturities extending from three to five years and bear the same interest as 360-day time deposits. See Note 16 to the Credicorp Consolidated Financial Statements for a detailed breakdown of Credicorp’s issued bonds.

The following table presents Credicorp’s issued bonds:

	Years ended December 31,
	2004	2005	2006
	(U.S. Dollars in millions)
Issued bonds
Corporate Bonds	US$35.2	US$35.0	US$47.2
Leasing Bonds	14.0	40.0	0.0
Subordinated debt	0.0	0.0	120.0
Total issuance	US$49.3	US$75.0	US$167.2

In August, 2006, the Board or Directors of BCP approved the issuance on local and international markets of subordinated debt of up to US$175 million, with a view to meeting the requirement of the regulatory capital of BCP in Peru. The issuance was partly realized in 2006 and will continue in 2007.

Thus, in November 2006, BCP, through its Panama branch, issued on the international market subordinated negotiable certificates notes due 2021 in the aggregate amount of US$120 million. These Notes accrue a fixed annual interest rate of 6.95% for the first 10 years (until November 2016), with interest payments every six months. After the first 10 years, the interest rate will change to a variable interest rate, established as Libor plus 2.79%, with quarterly interest payments. At the end of the first 10 years, the Bank can redeem 100% of the debt without penalty. This subordinated debt certificates include certain financial and operating covenants. In Credicorp management’s opinion, BCP is not in violation of any of these covenants as of the date of the consolidated balance sheet date.

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

(C)	Research and Development, Patents and Licenses, Etc.

Not applicable.

(D)	Trend Information

Credicorp expects that 2007 will continue the positive trend in light of the trust in the current government’s economic and monetary policies, the strengthening domestic demand and the positive international environment. In particular, Credicorp expects that financial income will increase, mainly as a result of prioritizing retail operations with individuals and small companies. In addition, credit risk is expected to remain low and provision expense from loan losses is expected to remain low due to continued improvement of portfolio quality. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction - Review of 2006” and “—(2) Strategy.”

In Bolivia, Credicorp expects that BCB will continue to increase its profitability as a result of increased deposits and loans and the expansion into the personal banking niche. The economic policies of the new Bolivian government, however, may impair business conditions in the country and negatively affect BCB’s financial results.

Credicorp expects that in 2007, ASHC will maintain its low-risk investment strategy. Credicorp expects continued growth of the assets under management.

In its insurance business, Credicorp expects to complete the restructuring started in 2006. In addition, new mass products are expected to be launched in 2007.

Prima AFP is expected to continue to grow in terms of customers and affiliations. In 2006, such growth was reflected in 115,000 new customers from transfers and 23,000 customers for affiliations due to the merger with AFP Unión.

(E)	Off-Balance Sheet Arrangements

Credicorp has various contractual obligations that are recorded as liabilities in its financial statements. Other contractual arrangements, such as contingent credits contracts, are not recognized as liabilities in Credicorp’s financial statements but are required to be registered in off-balance sheet accounts. Credicorp enters into these off-balance sheet arrangements in the ordinary course of business in order to take advantage of above average interest margins, in the case of guarantees and letters of credit, and the notional amount of short-term market movements in the equity and bond markets and in currency and interest rates, in the case of derivatives and swaps.

The following table reflects Credicorp’s off-balance sheet arrangements as of December 31, 2004, 2005 and 2006:

	At December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)

Contingent Credits

Guarantees and stand by letters	US$655,313	US$982,044	US$1,204,500
Import and export letters of credit	233,806	238,902	250,876
Sub Total	889,119	1,220,946	1,455,376

Responsibilities under credit line agreements	569,332	531,816	814,746
Financial derivative contracts, net	211,520	310,944	(30,970)
Swap contracts	212,417	572,160	543,041

Total	US$1,882,388	US$2,635,866	US$2,782,193

In the normal course of its business, Credicorp’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose Credicorp’s banking subsidiaries to credit risk in addition to the amounts recognized in the consolidated balance sheets. Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. Credicorp is under no commitment to extend credit. Credicorp applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including the requirement to obtain collateral to support off-balance sheet financial instruments (see Note 7(a) to the Credicorp Consolidated Financial Statement) when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

Due to the fact that many of the contingent transactions are expected to expire without any payment being required from Credicorp, the total committed amounts do not necessarily represent future cash requirements.

Export and import letters of credit and guarantees and stand-by letters of credit are conditional commitments issued by Credicorp to guarantee the performance of a customer to a third party. Export and import letters of credit are mainly issued as credit enhancements for overseas commercial transactions. Risks associated with these credits are reduced by the participation of third parties.

As of December 31, 2006 and 2005, Credicorp had foreign currency forward derivatives. Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed and the change in the prices of the underlying currencies. As of December 31, 2006, Credicorp has a minor position on options for exchange rates totaling US$8.7 million. As of December 31, 2006 and 2005, forward foreign currency purchase and sale agreements referred to above included nominal amounts of approximately US$1,153.2 million and US$998.7 million, respectively, which have maturities of less than a year. These agreements are executed to satisfy client requirements and are recorded by Credicorp in the financial statements at fair market value. The forward contracts net position as of December 31, 2006 and 2005 was an overbuy of approximately US$31.0 million and an oversell of approximately US$310.9 million, respectively.

Interest rate swaps are derivatives contracts, where counter parties exchange variable interest rates for fixed interest rates, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2006, the notional amount of outstanding interest rate swap contracts was approximately US$543.0 million (approximately US$572.2 million as of December 31, 2005). These contracts are recorded by Credicorp at fair market value, recording both realized and unrealized gains and losses in the consolidated income statements.

As of December 31, 2006, Credicorp held one interest rate swap contract for a notional amount of US$196.0 million designated as a cash flow hedge, because it reduces the exposure to the variable interest rate risk of a portion of the loan transaction entered into by Credicorp in November 2005 (See Note 14(b) to the Credicorp Consolidated Financial Statements). In accordance with the hedge operation, which matures in November 2012, Credicorp pays a fixed rate of 4.57% and receives a variable rate equal to the monthly Libor interest rate over the notional amount and the settlements are made on a monthly basis. The loan and the interest rate swap have the same critical terms.

The fair value of the asset and liability forward contracts and swaps as of December 31, 2006 amounted to approximately US$19.1 million and US$7.8 million, respectively (approximately US$8.8 million and US$8.0 million as of December 31, 2005), and are included under the caption “Other assets and other liabilities” of the consolidated balance sheet, respectively, see Note 11 to Credicorp Consolidated Financial Statements. As of December 31, 2006 and 2005, the fair value of the cash flow hedge amounted to US$2.9 and US$1.6 million, respectively, and it is included in the net equity.

The responsibilities under credit line agreements do not correspond to commitment to grant credit and include credit lines and other consumer loans that are cancelable upon notification to the consumer.

(F)	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes Credicorp’s contractual obligations by remaining maturity as of December 31, 2006. See ”Item 4. Information on the Company—(B) Business Overview—(1) Introduction - Review of 2006.”

		Payments due by period
	Total at December 31, 2006	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. Dollars in thousands)
Borrowed funds	US$717,557	US$343,101	US$65,061	US$166,817	US$142,578
Promotional credit lines	177,900	22,071	19,613	22,001	114,215
Interbank funds	41,077	41,077	—	—	—
Time deposits	3,218,157	3,019,532	163,283	29,226	6,116
Operating lease obligations	12,243	2,590	2,957	1,373	5,323
Total.	US$4,166,934	US$3,428,371	US$250,914	US$219,417	US$268,232

The balance of the “Borrowed funds” caption in the table above corresponds to “borrowed funds” and “International funds and others”:

•
In November 2005 BCP entered into a loan transaction for US$230.0 million, related to Series 2005-A Floating Rate Certificates due 2012, and US$50.0 million related to Series 2005-B Floating Rate Certificates due 2009. The loan is secured by the collection of BCP’s future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct the corresponding bank to make payments to beneficiaries that are not financial institutions. In this transaction, Wilmington Trust Company acted as trustee under the trust agreement and The Bank of New York acted as indenture trustee and administrator of the contract. The certificates bear a variable interest rate of one month Libor plus 0.21% for the 2005-A Series and one month Libor plus 0.60% for the Series 2005-B. As of December 31, 2006 and 2005, the balance of this obligation amounted to US$280.0 million. A portion (70%), of the loan, subject to variable interest rate risk, has been hedged through an interest rate swap hedge operation for a notional amount of US$196.0 million (see Note 20(d) to the Credicorp Consolidated Financial Statements).

In March 2006, BCP entered into a loan transaction for US$100.0 million, related to Series 2006-A Floating Rate Certificates due 2016. Like the November 2005 loan, the loan is secured by the future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network instruct the corresponding bank to make payments to beneficiaries that are not financial institutions. Wilmington Trust Company acted as Trustee under the trust agreement and The Bank of New York acted as indenture trustee and administrator of the contract. The certificates bear a variable interest rate of one month Libor plus 0.29%, as of December 31, 2006, and the balance of this obligation amounts to US$90.6 million.

For the US$100.0 million loan related to the Series 2006-A and the US$230.0 million related to the Series 2005-A, BCP has signed an insurance policy with AMBAC Assurance Corporation which guarantees the timely payment of scheduled principal and certain interest monthly payments through November 2016 and November 2012, respectively. The insurance policy cost is equivalent to an annual fixed interest rate of 0.80% and 0.75% of the principal that is recorded as part of interest costs. In management’s opinion, as of the date of the consolidated balance sheet Credicorp is not in violation of the covenants included in these loan agreements.

The “international funds and others” received by Credicorp are loans used mainly for financing foreign trade operations and working capital. As of December 31, 2006, these loans have maturities between January 2007 and May 2007. The interest rates range between 3.73% and 5.76%. As of December 31, 2006, the balance of these obligations is US$346.9 million (See Note 14 (a) to the Credicorp Consolidated Financial Statements).

•
The promotional credit lines represent loans granted to BCP by Corporación Financiera de Desarrollo (COFIDE) and Banco Interamericano de Desarrollo (Inter-American Development Bank or IDB), to promote the development of Peru, have maturities between January 2007 and December 2021 and their interest rates range between 5.65 and 7.90%. These credit lines are secured by a loan portfolio totaling US$177.9 million and US$212.1 million as of December 31, 2006 and December 31, 2005, respectively. These lines include covenants specifying the use of the funds, financial conditions that the borrower must maintain and other administrative matters. In Management’s opinion, these covenants do not limit Credicorp’s operations and at the balance sheet date, Credicorp is not in violation of these covenants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)	Directors and Senior Management

Board of Directors

The following table sets forth the current Directors of Credicorp.

Name	Position	Years served as a Director(1)
Dionisio Romero	Chairman	37
Luis Nicolini	Deputy Chairman	31
Fernando Fort	Director	25
Reynaldo Llosa	Director	24
Juan Carlos Verme	Director	17
Luis Enrique Yarur	Director	11
Felipe Ortiz de Zevallos	Director	2(2)
Germán Suárez	Director	2(2)

(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2006.
(2)	Elected at the Annual General Shareholders’ Meeting on March 31, 2005.

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

Luis Enrique Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He has served as Director of Banco de Crédito del Perú since February 1995 and as a Director of Credicorp on October 31, 2002. Mr. Yarur is Chairman of the Board of Empresas Juan Yarur S. A. C, Banco de Crédito e Inversiones, of Chile, and member of the Boards of various other Chilean companies. He is Vice-president of the Asociación de Bancos e Instituciones Financieras A. G., a member of the International Advisory Board IESE, España and Director of the Bolsa de Comercio de Santiago.

Felipe Ortiz de Zevallos is an industrial engineer with a Masters degree in Management Science from Rochester University and a Management Program degree from Harvard Business School. Mr. Ortiz de Zevallos became a Director of Credicorp on March 31, 2005. Mr. Ortiz de Zevallos serves as Director on the Boards of various other companies, among which are Grupo Apoyo (Chairman), Compañía de Minas Buenaventura S.A. and Universia. Felipe Ortiz de Zevallos is currently Peru’s Ambassador to the United States. Until he was appointed as Peru’s Ambassador to the United States, Mr. Zevallos served as the President of Universidad del Pacífico in Lima (elected for the period 2004-2009).

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

At the Annual General Shareholders’ Meeting held on March 31, 2005, an amendment to the Bye-Laws was adopted whereby the number of Directors was increased from six to eight and the classification of Directors and the staggering of their terms was removed and replaced with three-year terms to be served until the end of the Annual General Shareholders’ Meeting for the year in which their respective terms expire. The main reasons for these amendments were to give more stability to the administration of Credicorp and to give pension funds AFPs, whose ownership of Common Shares has steadily increased (see “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders”), direct representation on the Board of Directors. Mr. Ortiz de Zevallos and Mr. Suárez were elected to the two newly created directorships to represent the pension funds.

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

Name	Position	Years Served as an Officer(1)
Dionisio Romero	Chief Executive Officer	37(2)
Raimundo Morales	Chief Operating Officer	27
Carlos Muñoz	Executive Vice President	26
Walter Bayly	Chief Financial and Accounting Officer	14
José Luis Gagliardi	Senior Vice President, Administration and Human Resources	26(3)
David Saettone	Senior Vice President, Insurance	10

(1) Of Credicorp, its subsidiaries and their predecessors as of December 31, 2006.
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

Carlos Muñoz, the Executive Vice President of Credicorp, is also the Deputy General Manager of Banco de Crédito del Perú and the President of ASB. He previously served as Senior Vice President and Manager of BCP’s Metropolitan group and later managed the Retail Banking Group as an Executive Vice President. Previously, Mr. Muñoz held positions as an Investment Officer for the International Finance Corporation (World Bank Group) in Washington, D.C. and with the Philadelphia National Bank in Philadelphia, Paris and Buenos Aires, where his last position was Assistant Vice President and Regional Representative. From 1988 to 1990, Mr. Muñoz served as Executive Vice President of ASB. Mr. Muñoz received his Masters degree in Finance from the Wharton School of Business in the United States.

Walter Bayly was appointed Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of Banco de Crédito del Perú in April 2004. Previously, Mr. Bayly held various other management positions within BCP, having managed the Wholesale Banking Group as well as various Areas of BCP. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance and after ten years at Citibank in Lima, New York, México, and Caracas, where he worked primarily in the Corporate Finance and Loan Syndication groups. Mr. Bayly received a Bachelor degree in Business Administration from Universidad del Pacífico in Lima, Perú, and a Masters degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

José Luis Gagliardi, the Senior Vice President, Administration and Human Resources of Credicorp and Executive Vice President of Administration of Banco de Crédito del Perú, first joined BCP in 1981. From March 1981 until December 1988 he served as the Manager of Human Resources and Central Manager of Resources and Administration. In 1988, Mr. Gagliardi left BCP to manage Human Resources for Bank of America’s Latin American Group. He rejoined BCP in November 1990.

David Saettone is the Senior Vice President, Insurance of Credicorp and the General Manager of PPS. He is an economist with a Masters degree and PhD from Princeton University in the United States. He was the General Manager of BCB and Chief of the Gabinete de Asesores y Unidad de Coordinación de Préstamos Sectoriales of the Economy and Finance Office, Perú. He was also Manager of the Corporate Finance Area of BCP.

(B)	Compensation

The aggregate amount of compensation paid by Credicorp to all Directors and executive officers for 2006 was US$36.2 million. Credicorp does not disclose to its shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

Pursuant to the Credicorp Stock Appreciation Rights (SARs) Plan (the “Plan”) which Credicorp instituted beginning in fiscal year 1999, Credicorp granted SARs to certain key executives and employees (Directors and administrative, supervisory and management personnel) who have at least one year’s service in Credicorp or any of its subsidiaries during each year since 1999 and through 2006. Each SAR expires eight years after the date of grant. The rights vest in 25% increments during the first four years following the date of grant. From the end of the fourth year after the grant of a SAR until the expiration date of it, all or a portion of such right still outstanding under the Plan may be exercised at any time. The following table shows the number of SARs granted and corresponding exercise price for each year.

Year	Number of Outstanding SARs granted	Exercise price in US$
2000	509,000	8.80
2001	555,000	5.60
2002	558,750	7.28
2003	562,500	8.47
2004	570,000	11.29
2005	585,000	16.30
2006	621,000	25.62

In 2003, 2004, 2005 and 2006, prices of the SARs were modified. The exercise prices of the SARs are reduced by an amount equal to the excess over US$0.70 of total dividends paid per share in a given year. As of December 31, 2006, Options on 948,925 Common Shares had been exercised (662,200 as of December 31, 2005) for an approximate amount of US$29.3 million in 2006 (US$9.6 million in 2005). See Note 19 to Credicorp Consolidated Financial Statements.

During 2006, Credicorp has signed a contract to acquire certificates indexed to the performance of Credicorp’s stocks as a means to hedging the SARs delivered to the executives of Credicorp. See Note 11 to Credicorp Consolidated Financial Statements.

The following table sets forth the movement of the SARs for the periods indicated:

	2006			2005
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1st	2,201,275	1,658,932	22,813	2,278,475	1,759,601	11,700
Granted and vested	621,000	600,046	12,838	585,000	561,531	7,448
Exercised	(948,925)	(948,925)	(29,292)	(662,200)	(662,200)	(9,614)
Decrease	(15,000)	(8,125)	(232)	-	-	-
Increase in the option fair value	-	-	32,634	-	-	13,279
Balance as of December 31	1,858,350	1,301,928	38,761	2,201,275	1,658,932	22,813

The following table sets forth the number of SARs vested and the price of such SARs for the periods indicated:

Year of Insurance	Number of outstanding SARs as of December 31, 2006	Number of Vested SARs as of December 31		Exercise price
		2006	2005	2006	2005
				US$	US$

1999	-	-	110,000	7.64	8.34
2000	68,750	68,750	187,250	8.80	9.50
2001	81,500	81,500	192,550	5.60	6.30
2002	117,500	117,500	285,225	7.28	7.98
2003	220,000	220,000	359,844	8.47	9.17
2004	352,750	317,984	294,375	11.29	11.99
2005 2006	457,600 560,250	281,038 215,156	229,688 -	16.30 25.62	17.00 -
	1,858,350	1,301,928	1,658,932

(C)	Board Practices

The management of Credicorp is the responsibility of the Board of Directors, which, pursuant to the Bye-Laws, is composed of eight persons. Directors need not be shareholders. Directors are elected and their remuneration is determined at Annual General Shareholders’ Meetings. Directors hold office for three-year terms. The date of expiration of the current Board is March 31, 2008. Credicorp’s current Directors have no benefits in addition to the remuneration agreed at the Annual General Shareholders’ Meetings, nor benefits that could be enjoyed at the termination of their service terms.

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

(D)	Employees

At December 31, 2006, Credicorp had 13,090 full time employees, distributed as set forth in the following table:

	At December 31,
	2004	2005	2006
	(Full-time employees)
BCP	7,694	7,568	8,243
Banco Tequendama	345	0	0
PPS	1,093	1,099	1,159
ASHC	56	57	61
Prima AFP Others	- 370	457 363	1,729 340

Total Credicorp	9,558	9,544	11,532

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

BCP was granted permission by the Peruvian Ministry of Labor to cancel the registration of BCP’s union in 1996 due to limited participation. As of December 31, 2006, no BCP employees belonged to a union. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

(E)	Share Ownership

As of December 31, 2006, Grupo Romero owned 15.1 million (16.0%) of Credicorp’s Common Shares. With the exception of the Romero family holdings, represented by Mr. Dionisio Romero, no other director or executive officer of Credicorp beneficially owns more than one percent of the Common Shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	Major Shareholders

As of December 31, 2006, there were 94,382,317 Common Shares issued, of which 14,620,845 Common Shares were held by ASHC. Under Bermuda law, ASHC has the right to vote the Common Shares it owns. In order to restructure long term holdings, substantially all of the Common Shares held by BCP and PPS were transferred to ASHC in April 2004.

The table below provides details about the percentage of Common Shares owned by holders of 5% or more of Common Shares, of April 30, 2007.

Owner	Common Shares	Percent of Class(1)
Romero family(2)	15,106,752	16.01%
Atlantic Security Holding Corporation	14,620,842	15.49%
AFP Integra	9,439,882	10.00%
AFP Horizonte	6,583,769	6.98%
AFP Prima	8,810,060	9.33%

(1)	As a percentage of issued and outstanding shares (including shares held by BCP, ASHC and PPS).

(2)	Includes Common Shares directly or indirectly owned by Dionisio Romero and his family or companies owned or controlled by him. Mr. Romero is the Chairman and Chief Executive Officer of Credicorp.

Approximately 29.14% of the total issued and outstanding Common Shares of Credicorp are currently held in 1,984 individual accounts with Cavali, a Peruvian securities clearing company.

As of April 30, 2007, 79,761,475 Common Shares of Credicorp (excluding the 14,620,842 shares held by ASHC) were outstanding, of which approximately 55% were held in the United States. As of such date, there were 112 registered holders of Common Shares in the United States. Because certain of these Common Shares were held by brokers or other nominees and due to the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of holders of record or registered holders of the United States is not representative of the number of beneficial holders or of the residence of beneficial holders. Credicorp is not directly or indirectly controlled by another corporation or by any foreign government.

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

The consolidated financial statements of Credicorp as of December 31, 2006 and 2005 include the transactions with related parties of the companies mentioned in Note 3(b) to Credicorp Consolidated Financial Statements. For its 2006 and 2005 financial statements, Credicorp defines related parties as related companies, the members of the Board of Directors, Credicorp’s key executives (i.e., the management of Credicorp Ltd.) and enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officers.

The following table shows the main transactions with related companies as of December 31, 2006 and 2005:

	Related companies
	2006	2005
	(In U.S. Dollars in thousands)
Direct loans	70,636	48,533
Unrealized gain from investments	34,226	23,393
Investments available por sale	27,899	21,815
Deposits	25,074	21,305
Contingent operations	13,925	8,379
Interest income related to loans	2,097	1,991
Interest expense related to deposits	1,505	991
Derivatives (market value)	179	388
Other income	953	546

The loans, contingent operations and derivative contracts with related parties were made in the ordinary course of business, on substantially the same terms prevailing at the time they were made for comparable transactions with other persons, including with respect to interest and collateral, and did not involve more than the normal risk of collectability or present other unfavorable features. The loans to related companies as of December 31, 2006 had a maturity between January 2007 and August 2012 and an accrued interest average of 7.71%. As of December 31, 2006, the provision for doubtful debts due to related parties amounts to US$0.1 million (US$1.4 million as of December 31, 2005). This amount is calculated based on a continuous assessment of the financial position of the related party and the market in which it operates.

As of December 31, 2006 and 2005, directors, officers and employees of Credicorp have been involved, directly and indirectly, in credit transactions with certain subsidiaries of Credicorp, as permitted by Peruvian Law Nº26702, which regulates certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2006 and 2005, direct loans to employees, directors and officers amounted to US$59.5 and US$25.1 million, respectively. These loans are repaid monthly and accrue interest at market rates. Credicorp does not grant loans to the directors and key personnel where shares of Credicorp or other companies within the Group are used as guarantee.

The following reflects Credicorp’s subsidiaries key executives compensation as of December 31, 2006 and 2005:

	2006	2005
	(In U.S. Dollars in thousands)
Stock appreciation rights	23,206	7,284
Salaries	4,824	4,357
Directors compensations	1,173	1,115
Other	6,962	2,185
Total	36,165	14,941

Credicorp’s subsidiaries key executives compensation comprises all the payments received by them, including taxes, which are assumed by the Bank.

(C)	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Government Investigations

Credicorp and its subsidiaries are not involved in government investigations.

Dividend Policy

Pursuant to Bermuda law, dividends may be declared and paid from time to time provided Credicorp is able to pay its liabilities as they become due and the realizable value of Credicorp’s assets would not be less than the aggregate of its liabilities and issued share capital and share premium accounts after the payment of such dividend. Although there can be no assurance that any dividends will be paid or as to the amount of dividends, if any, to be paid, Credicorp currently intends to declare and pay dividends annually and Credicorp’s Board of Directors currently expects to authorize the payment to the shareholders of an annual dividend of no less than 25% of consolidated net profits. However, the payment of dividends is subject to Bermuda law and the discretion of the Board of Directors of Credicorp and will depend upon general business conditions, the financial performance of Credicorp, the availability of dividends from Credicorp’s subsidiaries and restrictions on their payment, and other factors that Credicorp’s Board of Directors may deem relevant.

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

The following table shows cash and stock dividends paid by Credicorp in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share	Stock Dividends Per Share
1999	94,382,317	US$0.20	0.00
2000	94,382,317	US$0.10	0.00
2001	94,382,317	US$0.10	0.00
2002	94,382,317	US$0.40	0.00
2003	94,382,317	US$0.30	0.00
2004	94,382,317	US$0.40	0.00
2005	94,382,317	US$0.80	0.00
2006	94,382,317	US$1.10	0.00

On February 28, 2007, the Board declared a cash dividend of US$1.30 per Common Share held at the close of business on April 9, 2007, which was distributed on May 7, 2007 and approved by the Annual General Meeting held on March 30, 2007.

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

	High(1)	Low(1)	Average Daily Volume
2002	US$10.10	US$6.91	38,371
2003	US$13.38	US$9.35	41,931
2004	US$15.87	US$12.00	22,184
2005	US$28.81	US$14.41	82,338
2006	US$45.42	US$21.88	176,388

2005
First quarter	US$17.71	US$14.41	18,500
Second quarter	US$19.09	US$16.70	32,672
Third quarter	US$27.43	US$19.00	46,200
Fourth quarter	US$28.81	US$21.88	231,554
2006
First quarter	US$28.99	US$21.88	145,969
Second quarter	US$29.21	US$24.81	178.809
Third quarter	US$41.17	US$28.13	206,243
Fourth quarter	US$45.42	US$38.42	154,515
2007
First quarter	US$51.68	US$38.80	283,922
Second quarter (through June 8)	US$61.95	US$47.92	277,383

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

	High(1)	Low(1)	Average Daily Volume

2002	US$10.06	US$7.01	39,355
2003	US$12.60	US$9.38	29,701
2004	US$15.70	US$12.08	21,564
2005	US$28.99	US$14.33	15,744
2006	US$45.58	US$38.27	16,950

2005
First quarter	US$17.62	US$14.33	11,153
Second quarter	US$19.01	US$15.97	19,616
Third quarter	US$27.45	US$18.74	10,742
Fourth quarter	US$28.99	US$21.90	21,472
2006
First quarter	US$28.99	US$22.41	9,277
Second quarter	US$28.96	US$24.83	19,336
Third quarter	US$40.95	US$27.96	11,625
Fourth quarter	US$45.58	US$38.27	27,562
2007
First quarter	US$51.68	US$39.00	14,553
Second quarter (through June 8)	US$61.80	US$47.93	42,703

Source: Bloomberg

(1)
The Common Share prices shown above have been adjusted retroactively to reflect stock dividends. Credicorp declared a stock dividend on February 26, 1998 of 0.100 Common Shares for each Common Share held at the close of business on March 31, 1998. Credicorp has not declared a stock dividend since 1998.

The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the New York Stock Exchange.

	High	Low

2006
December	US$42.00	US$39.04

2007
January	US$41.67	US$38.80
February	US$51.68	US$42.45
March	US$48.17	US$43.02
April	US$52.61	US$47.92
May	US$61.95	US$53.15
June (through June 8)	US$58.04	US$55.49

 Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the Lima Stock Exchange.

	High	Low

2006
December	US$41.83	US$39.00
2007
January	US$41.15	US$39.00
February	US$51.68	US$42.07
March	US$48.26	US$43.10
April	US$52.81	US$47.93
May	US$61.80	US$54.50
June (through June 9)	US$58.15	US$55.50

 Source: Bloomberg

On June 27, 2007, the last sale price of the Common Shares on the New York Stock Exchange was US$59.63 per share. On June 27, 2007, the closing price of the Common Shares on the Lima Stock Exchange was US$59.80.

(B)	Plan of Distribution

Not applicable.

(C)	Markets

The Lima Stock Exchange

(i)	Trading

As of December 2006, there were 241 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange), Peru’s only securities exchange, which was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. Trading hours are Monday through Friday as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-1:30 p.m. (trading); and 1:30 p.m.-2:00 p.m. (after market sales). Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of transactions currently take place on the electronic system.

Transactions during both open outcry and electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order of the receipt. The orders specify the type of security ordered or offered, the amounts and the price of the sale or purchase, as the case may be. In general, share prices are permitted to increase or decrease up to 10% within a single trading day.

The Peruvian stock market capitalization increased, in U.S. Dollar terms, by 15.9% in 2002, 27.7% in 2003, 25.0% in 2004, 80.0% in 2005 and 65.8% in 2006. Volume in the Peruvian market is highly concentrated, with the 10 most actively traded companies representing approximately 65.95% of total traded value of equity securities during 2005. Total traded volume was US$2.9 billion in 2002, and declined to US$2.3 billion in 2003, but increased to US$2.5 billion in 2004, to US$3.6 billion in 2005 and further to US$6.3 billion in 2006. Average daily traded volume was US$11.7 million in 2002, declined to US$9.0 million in 2003, but increased to US$9.9 million in 2004, to US$14.5 million in 2005 and further to US$25.1 million in 2006.

The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange (IGBVL)) increased, in U.S. Dollar terms, 16.3% in 2002, 76.3% in 2003, 52.4% in 2004, 29.4% in 2005 and 186.9% in 2006. The 2006 results make the Lima Stock Exchange the most profitable stock market in the world in terms of growth in U.S. Dollar terms.

(ii) Market Regulation

As of December 1996, a new Peruvian securities law, Legislative Decree 861 (the “Securities Market Law”), superseded Legislative Decree 755, which had been in effect since November 1991. The rapid development and internationalization of the Peruvian economy brought about the need to modernize Peru’s old securities law. The Securities Market Law addresses such matters as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies.

CONASEV, a public entity reporting to Peru’s Ministry of Economy and Finance, was given additional responsibilities relating to the supervision, regulation and development of the securities market, while a self-regulatory status was established for the Lima Stock Exchange and its member firms. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange and its member firms.

CONASEV is governed by a nine-member board appointed by the government. CONASEV has broad regulatory powers, including supervision of all companies incorporated in Peru as well as Peruvian branches or agencies of foreign corporations, the process of admission of members to the Lima Stock Exchange, the authorization for the creation of exchanges, and the approval of the registration of offerings of securities. CONASEV supervises the securities markets and the dissemination of information to investors. It also governs the operations of the Public Registry of Securities and Brokers, regulates mutual funds and their management companies, monitors compliance with accounting regulations by companies under its supervision and the accuracy of financial statements, and registers and supervises auditors providing accounting services to those companies under CONASEV’s supervision. On August 22, 1995, CONASEV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the Lima Stock Exchange. On October 25, 1995, Credicorp became the first non-Peruvian company to list its shares on the Lima Stock Exchange. See ”Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation.”

Pursuant to the Securities Market Law, a guarantee fund must be maintained by the Lima Stock Exchange and funded by its member firms. The actual contributions to be made by the 21 member firms of the Lima Stock Exchange are based on volume traded over the exchange. At present, the fund has approximately S/.19 million (US$5.98 million), which exceeds the target set by the regulations based on the exchange’s total traded volume. In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried outside the exchange in favor of CONASEV. The manner in which such guarantees are generally established is through stand-by letters of credit issued by local banks.

(D)	Selling Shareholders

Not applicable.

(E)	Dilution

Not applicable.

(F)	Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

(A)	Share Capital

Not applicable.

(B)	Memorandum and Articles of Association

“Item 10. Additional Information—Memorandum and Articles of Incorporation” from Credicorp’s Annual Report on Form 20-F dated June 27, 2003 is incorporated herein by reference.

At the Annual General Shareholders’ Meeting held on March 31, 2005, an amendment to the Bye-Laws was adopted whereby the number of Directors was increased from six to eight and the classification of Directors and the staggering of their terms was removed and replaced with three-year terms to be served until the end of the Annual General Shareholders’ Meeting for the year in which their respective terms expire. The main reasons for these amendments were to give more stability to the administration of Credicorp and to give AFPs, whose ownership of Common Shares has steadily increased (see “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders”), direct representation on the Board of Directors. Mr. Ortiz de Zevallos and Mr. Suárez were elected to the two newly created directorships to represent the pension funds.

(C)	Material Contracts

As of the date hereof, there are no material contracts entered into by Credicorp and/or its subsidiaries.

(D)	Exchange Controls

Credicorp has been designated as a non-resident for Bermuda exchange control purposes, and as such, there are no restrictions on its ability to transfer non-Bermuda funds in and out of Bermuda or to pay dividends to United States residents who are holders of Common Shares.

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

Although substantially all of the customers of BCP, ASHC and PPS are located in Peru, as of December 31, 2006, approximately 73% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio and 61.6% of PPS’s premiums were denominated in U.S. Dollars. A devaluation of the Nuevo Sol would therefore have the effect of increasing the cost to the borrower or insured of repaying these loans or making premium payments, in Nuevo Sol terms, which is the currency in which most of the customers of BCP, ASHC and PPS generate revenues. As a result, a devaluation could lead to increased nonperforming loans or unpaid premiums.

Among the economic circumstances that could lead to a devaluation would be a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company—(B) Business Overview—(9) Peruvian Government and Economy.”

Since March 1991, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Prior to March 1991, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the last two decades, the Peruvian currency has experienced a significant number of large devaluations and Peru has consequently adopted and operated under various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by the company. Such investors are allowed to purchase foreign exchange at free market exchange rates through any member of the Peruvian banking system.

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

As an exempted company, Credicorp is liable to pay in Bermuda an annual government fee based upon its authorized share capital and the premium on its issued Common Shares, which amounted to the approximate equivalent of US$16,695 in 2006, remaining unchanged from the amount paid in 2005.

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

Credicorp’s primary market risk exposure is that to interest rates as the net interest income is affected primarily by interest rate volatility and, to a lesser extent, to foreign currency exchange risk. The management of interest rate risk must incorporate the differences between Nuevos Soles and Foreign Currency-based interest-sensitive assets and liabilities. With the exception of foreign currency forward contracts and a limited number of interest rate hedging instruments, Credicorp has not entered into derivative instrument contracts. Credicorp’s policy has been to hedge substantially all of the exchange risk of its forward contracts.

Asset and Liability Management

Credicorp’s exposure to market risk is a function of its investment and trading activities, as well as the structure and composition of its assets and liabilities. Credicorp’s Asset and Liability Management (“ALM”) policy seeks to ensure sufficient liquidity to meet operational funding requirements, as well as to supervise, measure and control interest rate risks, exchange risks, and market risks on securities trading positions. Credicorp, through its various operating areas, applies non-statistical and statistical models, such as the Value-at-Risk (“VaR”) methodology, for the ALM tasks.

At BCP, decisions regarding management of liquidity, interest rate policy, foreign exchange position and other significant ALM matters are made by the Market Risk Committee which is composed of seven members, including the five members of the Executive Committee of the Board of Directors, BCP’s General Manager and the Head of the Market Risk Area. The Market Risk Committee meets monthly. Additionally BCP has an Asset and Liability Committee (“ALCO”) that meets monthly to review the overall risk exposure and to decide on strategies to improve its financial structure. Also, BCP’s Capital Markets Group has an Investment Committee, that makes decisions on positions held on all possible types of securities.

Day-to-day ALM decisions are made by the Central Manager of Finance and the Treasury Department and reviewed in the weekly senior management meeting. The Market Risk Area is in charge of the measurement, control and follow-up of all positions that involve market risk exposure.

At ASHC, decisions regarding asset and liability management are made by the President, Senior Vice President, Manager of Operations and Administration, and the Chief Financial Officer. ASHC has an Investment Committee in charge of putting forward possible limits by type of exposure and to monitor the risk profile of ASHC’s various investment portfolios.

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

The VaR, in its historical simulation version, is applied to products managed by the Capital Markets Group that are affected by price risk. This methodology is applied to: (i) the foreign currency positions (“spot” and “forward” foreign currency contracts), (ii) the securities portfolio (fixed income, equities and government bonds), and (iii) money market instruments (certificates and overnight deposits).

Additionally, the risk analysis of the investment portfolio is complemented by various indicators including the Degree of Portfolio Diversification, which measures the concentration of investments taking into account their risk factors, and VaR as a percentage of the investment, which measures the risk level assumed in a specific segment of the portfolio. As of year-end 2006, BCP maintains a Degree of Portfolio Diversification of 45% (36% in 2005) and a ratio of VaR over total portfolio of 0.13% (0.25% in 2005). BCP has established VaR limits and Stop-loss limit alerts as a function of the maximum potential losses in unfavorable market scenarios that it is willing to assume in the portfolio of each type of security.

BCP’s Market Risk Area issues, on a daily basis to the Treasurer and trading managers and to the Chief Financial Officer, reports on positions, profits and losses, VaR results, as well as a series of alerts that have been incorporated using VaR estimates. The Market Risk Committee is provided reports on a monthly basis. Credicorp believes that these procedures, which stress timely communication between the Market Risk Area and senior management, are important elements of the risk management process.

The following table sets forth the maturities of Credicorp’s trading securities by type at December 31, 2006. See ”Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

	Within 3 months	After 3 months But within 1 year	Total	Fair Value
(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian Government Bonds	US$—	US$—	US$—	US$—
Equity securities	30,800	—	30,800	30,800
Bonds and debentures	—	—	—	—
Peruvian Central Bank certificates notes	—	—	—	—
Other investments	—	—	—	—
Total Nuevo Sol-denominated	US$30,800	US$—	US$—	US$30,800
Foreign Currency-denominated:
Equity securities	US$3,892	US$—	US$3,892	US$3,892
Bonds	531	1,729	2,260	2,260
Investment in Peruvian debt	—	—	—	—
Other investments	7,334	848	8,182	8,182
Total Foreign Currency-denominated	US$11,757	US$2,577	US$14,334	US$14,334
Total securities holdings	US$42,557	US$2,577	US$45,134	US$45,134

The “Foreign Currency-denominated Other investments,” US$8.2 million in the preceding table, are principally composed of US$6.5 million of shares in mutual funds.

Given the relatively higher volatility of Nuevo Sol-denominated interest rates compared to foreign currency-denominated rates, maturities of Nuevo Sol-denominated securities are essentially of shorter term than foreign currency-denominated investments. Peruvian Central Bank certificate notes have an important share in the portfolio mostly because they are actively traded in the secondary capital markets which in turn facilitates the management of their position.

The following table sets forth the maturities of Credicorp’s available-for-sale investment securities by type at their fair value as of December 31, 2006. See ”Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

	Within 1 year	After 1 year but within 3 years	After 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 years	Total Fair Value
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian Government Bonds	US$1,725	US$6,845	US$36,212	US$29,816	US$82,292	US$156,890
Equity securities (1)	117,533	—	—	—	—	117,533
Bonds and debentures	12,843	22,362	10,462	3,130	25,213	74,010
Peruvian Central Bank Certificates Notes	1,236,091	41,522	—	—	—	1,277,613
Other Investments	241,682	5,718	4,781	—	11,932	264,113
Total Nuevo Sol-denominated	US$1,609,874	US$76,447	US$51,455	US$32,946	US$119,437	US$1,890,159

Foreign currency-denominated:
Peruvian Government Bonds	US$1,475	US$24,034	US$4,874	US$114,327	US$123,525	US$268,235
Equity securities	98,651	—	—	—	—	98,651
Bonds	157,871	342,635	160,143	167,549	283,753	1,111,951
Other investments	10,074	6,197	12,334	18,292	6,554	53,451
Total Foreign currency-denominated	US$268,071	US$372,866	US$177,351	US$300,168	US$413,832	US$1,532,288
Total securities holding	US$1,877,945	US$449,313	US$228,806	US$333,114	US$533,269	US$3,422,447

(1)	Equity securities in Credicorp’s trading account are categorized as maturing within one year, while other equity securities are categorized according to their maturity.

The Foreign Currency-denominated Other Investments, US$199.8 million in the preceding table, are principally composed of US$96.2 million of participation units in various mutual funds, US$15.7 million of commercial paper and US$51.2 million in required deposits reserves managed by the Bolivian Central Bank in the Fondo RAL and US$28.0 million in other investments.

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

The following table reflects, according to maturity, repricing and by currency, the interest-earning assets and interest-bearing liabilities of Credicorp as of December 31, 2006, and may not be representative of positions at other times. In addition, variations in interest rate sensitivity may arise within the repricing periods presented or among the currencies in which interest rate positions are held. Credicorp actively monitors and manages its interest rate sensitivity and has the ability to reprice relatively promptly both its interest-earning assets and interest-bearing liabilities. On the basis of its gap position at December 31, 2006, Credicorp believes that a significant increase or decrease in interest rates would not reasonably be expected to have a material effect on Credicorp’s financial condition or results of operations.

	Earliest Repricing Interval at December 31, 2006 (2)
	Overnight to 3 months	Over 3 to 12 months	Total within 1 year	Over 1 to 5 years	Over 5 Years	Total
	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Assets:
Loans, net	926,736	260,750	1,187,486	277,431	19,160	1,484,077
Investment securities	514,419	744,133	1,258,552	114,532	50,978	1,424,061
Deposits in other banks	46,697	7,011	53,708	—	—	53,708
Off-Balance debit accounts, Forwards	280.794	275,614	556,408	3,636	14	560,058
Total	1,768,646	1,287,508	3,056,154	395,598	70,151	3,521,903
Liabilities:
Demand and saving deposits	921,572	182,055	1,103,627	9,803	—	1,113,430
Time deposits (1)	738,432	233,460	971,892	267	—	972,159
Interbank deposits received	58,405	8,855	67,260	6,691	—	73,951
Bonds and other liabilities	10,825	24,937	35,761	130,916	11,319	177,996
Off-Balance credit accounts, Forwards	545,580	31,000	576,580	20,450	—	597,030
Total	2,274,814	480,307	2,755,120	168,127	11,319	2,934,566
Interest Sensitivity gap	(506,168)	807,201	301,034	227,471	58,832	587,337
Cumulative interest sensitivity gap	(506,168)	301,034	301,034	528,504	587,337	587,337
Cumulative interest-earning assets	1,768,646	3,056,154	3,056,154	3,451,752	3,521,903	3,521,903
Cumulative interest sensitivity gap	-28.62%	9.85%	9.85%	15.31%	16.68%	16.68%
Foreign Currency-denominated:
Assets:
Loans, net	2,149,194	1,242,188	3,391,382	787,563	290,311	4,469,256
Investment securities	353,935	103,163	457,098	367,019	328,107	1,152,225
Deposits in other banks, and Other instruments	975,254	1,298,272	2,273,527	5,948	6,117	2,285,592
Off-Balance debit accounts, Forwards Swaps	745,704	85,157	830,861	66,579	13,081	910,520
Total	4,224,087	2,728,781	6,952,868	1,227,109	637,616	8,817,594
Liabilities:
Demand and saving deposits	1,942,655	698,877	2,641,533	57,001	—	2,698,534
Time deposits (1)	1,861,562	811,864	2,673,426	241,305	196,836	3,111,568
Interbank deposits received and Borrowings	319,942	71,747	391,689	85,729	128,408	605,827
Bonds and mortgage notes	41,670	45,628	87,298	179,046	7,777	274,120
Off-Balance credit accounts, Forwards Swaps	385,255	327,839	713,094	125,668	39,143	877,904
Total	4,551,084	1,955,956	6,507,039	688,749	372,164	7,567,952
Interest sensitivity gap	(326,996)	772,825	445,829	538,360	265,453	1,249,641
Cumulative interest sensitivity gap	(326,996)	445,829	445,829	984,189	1,249,641	1,249,641
Cumulative interest-earning assets	4,224,087	6,952,868	6,952,868	8,179,977	8,817,594	8,817,594
Cumulative interest sensitivity gap	-7.74%	6.41%	6.41%	12.03%	14.17%	14.17%

Total interest sensitivity gap	(833,164)	1,580,027	746,862	765,831	324,285	1,836,978
Cumulative interest sensitivity gap	(833,164)	746,862	746,862	1,512,693	1,836,978	1,836,978
Total interest-earning assets	5,992,733	4,016,289	10,009,022	1,622,708	707,767	12,339,497
Cumulative interest-earning assets	5,992,733	10,009,022	10,009,022	11,631,729	12,339,497	12,339,497
Cumulative interest sensitivity gap as a percentage of cumulative interest-earning assets	-13.90%	7.46%	7.46%	13.00%	14.89%	14.89%

(1)	Includes severance indemnity deposits

(2)
This table has been elaborated for administration on the bases of diverse assumptions, and is based on management figures, which do not necessarily conform to the figures on Credicorp Consolidated Financial Statements.

In addition to the static gap position, BCP employs a simulation analysis to measure the degree of short-term interest risk. Sensitivity analysis is performed to express the potential gains or losses in future earnings resulting from selected hypothetical changes in interest rates. Sensitivity models are calculated on a monthly basis using both actual balance sheet figures detailed by maturity reprising interval and interest yields or costs. Simulations are run using shocks of +/- 100 basis points on the interest rates to determine potential changes to future earnings.

The forward-looking simulation results reflect changes between a most likely to occur interest rate base case scenario. Interest rate scenarios are separately devised for U.S. Dollar- and Nuevos Soles-denominated rates. As of December 31, 2006, Credicorp’s banking subsidiaries had a very short-term cumulative gap with US$833.2 million more liabilities than assets reprising within three months. This represents 13.90% of cumulative interest-earning assets which changes to a positive cumulative gap with US$746.9 million more assets than liabilities reprising within one year, or 7.46% of cumulative interest-earning assets.

Considering that the consensus in the market is for a continued generalized increase in interest rates, the base case scenario analyzes the effect on financial margins in the next 12 months of a 100 basis points increase in Nuevos Soles-denominated interest rates as well as in U.S. Dollar-denominated rates. The base case scenario shows an impact of these variations resulting, for the next 12 months, in a decrease of pre-tax net interest income of approximately US$0.48 million, or 0.1% of net interest income in 2006, which is the outcome of a shorter reprising period for liabilities with respect to assets.

Gap simulation analysis has several shortcomings, one of which is its “static” nature, that is, it does not consider ongoing loan and deposit activity, and another of which is the inadequate treatment of individually negotiated loan and deposit rates, as in prime client cases, or the finer breakdown of rates applicable to different business areas. Furthermore, more than 50% of Credicorp’s interest-bearing deposits can be unilaterally modified, causing difficulties in establishing the expected reprising period of these products in the simulations. Additionally, Credicorp considers within the Foreign Currency category not only U.S. Dollar-denominated transactions, but also the currency of its subsidiary in Bolivia, which may present different trends in certain periods but, due to its relative small value, do not significantly affect the results of the analysis.

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

Earnings sensitivity is estimated by directly applying expected foreign currency devaluation or revaluation rates on the above net positions. The Nuevos Soles net asset position results in exchange gains whenever the Peruvian currency raises its value against the U.S. Dollar, while a devaluation would generate exchange losses. A 10% change in the Nuevo Sol exchange rate would generate a US$4.6 million gain in case of devaluation (in net liability position in Nuevos Soles) or revaluation (in net asset position in Nuevos Soles), respectively. Also, a 10% change in the Nuevo Sol exchange rate would generate a US$4.6 million loss in case of devaluation (in net asset position in Nuevos Soles) or revaluation (in net liability position in Nuevos Soles), respectively. Given the evolution of the exchange rate in past years, a significant devaluation scenario for the Nuevo Sol is very unlikely for the next 12 months, unless certain political instability scenarios generate such devaluation. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Controls.”

Considering foreign currency forward contracts, the Nuevos Soles exposure increases to a net asset position of US$732.7 million at December 31, 2006, and a net asset position of US$31.2 million in other currencies. See Note 26 to the Credicorp Consolidated Financial Statements.

The net asset position in other currencies different from Nuevo Sol is principally composed of Bolivian Bolivianos with a total of US$31.2 million. Credicorp management expects that the exchange risk in this currency will be significant, due to the political, social and/or economic instability that may result from the policies adopted by the new Bolivian government. In particular, the nationalization of hydrocarbons, by the Bolivian government represents increased risks for all related activities.

As of December 31, 2006, Credicorp’s total U.S. Dollar-denominated monetary assets were US$8,208.4 million and its U.S. Dollar-denominated liabilities were US$7,979.7 million, resulting in a net U.S. Dollar asset position of US$228.6 million (US$973.2 million at December 31, 2005). Of such amount, approximately 20% represented the net U.S. Dollar asset position of Credicorp’s non-Peruvian subsidiaries that conduct most of their operations in U.S. Dollars. Credicorp considers its net U.S. Dollar asset position to be reasonable in view of the volume of its foreign currency activities and the environment in which it operates. Historically, in order to provide some protection from the combined effects of devaluation and inflation, Credicorp has followed the policy of maintaining the sum of its net U.S. Dollar assets, real estate assets and investments in equity securities at least equal to shareholders’ equity.

Beginning in March 1999, BCP has segregated part of its regulatory capital to cover foreign exchange risk exposure and, since June 2000, to cover risk related to investments in equity shares, with the remaining used to cover credit risk. See ”Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Capital Adequacy Requirements.”

Derivatives Trading Activities

Credicorp provides its customers with access to a wide range of products from the securities, foreign exchange and, to a lesser extent, derivatives markets. Credicorp enters into trading activities primarily as a financial intermediary for customers and, to a lesser extent, for its own account. In acting for its own account, Credicorp may take positions in some of these instruments with the objective of generating trading profits.

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

As of December 31, 2006, the nominal amount of outstanding forward contracts was approximately US$1,153.2 million (US$998.7 million as of December 31, 2005), with maturities for periods less than a year. All of those contracts were signed solely to serve customer needs. Interest rate swap operations at year-end 2006 amounted approximately to US$543.0 million (US$572.2 million in 2005). These contracts are recorded at fair value, recording both realized and unrealized gains and losses in the consolidated income statements. In addition, the cross currency swap operations amounted approximately to US$48.9 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(A)	Material Defaults

Credicorp and its subsidiaries have never defaulted on any of its debt or been forced to reschedule any of its obligations.

(B)	Dividend Arrearages and Delinquencies

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(A)	Disclosure Controls and Procedures

Credicorp management, with the participation of and under the supervision of Credicorp’s principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of Credicorp’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006. Based on that evaluation, Credicorp management, its principal executive officer and its principal financial officer have concluded that Credicorp’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by Credicorp in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms.

(B)	Management’s Annual Report on Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

The Board of Directors and management of Credicorp Ltd. and Subsidiaries (Credicorp) are responsible for establishing and maintaining adequate internal control over financial reporting. Credicorp’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRS) including a reconciliation of net profit and equity attributable to Credicorp shareholders to U.S. generally accepted accounting principles (U.S GAAP).

Credicorp’s internal control over financial reporting includes those policies and procedures that:

(i)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

(ii)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and the receipts and expenditures of the company are being made only in accordance with authorizations of Credicorp management; and

(iii)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Credicorp management assessed the effectiveness of Credicorp’s internal control over financial reporting as of December 31, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, Credicorp’s internal control over financial reporting was effective. Credicorp management also found no material weaknesses in Credicorp internal control over financial reporting and therefore no corrective actions were taken.

Management’s assessment of the effectiveness of Credicorp’s internal control over financial reporting as of December 31, 2006 has been audited by Medina, Zaldívar, Paredes & Asociados, (member firm of Ernst & Young Global), Credicorp’s independent registered public accounting firm, as stated in their report included herein, and expressed unqualified opinions on management’s assessment and on the effectiveness of Credicorp’s internal control over financial reporting as of December 31, 2006.

/s/ DIONISIO ROMERO	By: /s/ WALTER BAYLY
Name: Dionisio Romero Title: Chief Executive Officer June 28, 2007	Name: Walter Bayly Title: Chief Financial and Accounting Officer

(C)	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Credicorp Ltd.

We have audited management’s assessment, included in the Management’s Report on Internal Control Over Financial Reporting, that Credicorp Ltd. and Subsidiaries (Credicorp) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (the COSO criteria). Credicorp’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express and opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining and understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the company; (2) provide reasonable assurance that transaction are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

In our opinion, management’s assessment that Credicorp Ltd. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Credicorp Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Credicorp Ltd and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated June 27, 2007, expressed an unqualified opinion on those Consolidated Financial Statements.

Countersigned by:

_________________
Juan Paredes
C.P.C. Register Nº22220
Lima, Peru,
June 27, 2007

(D)	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to Credicorp’s internal controls over financial reporting that have materially affected, or are likely to materially affect, internal controls over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Credicorp’s Board of Directors has determined that Mr. Luis Enrique Yarur is an audit committee financial expert, as that term is defined in the instructions to Item 16A of Form 20-F. Credicorp Board of Directors has determined that Mr. Yarur is “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual. Mr. Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He became a Director of Credicorp on October 31, 2002. Mr. Yarur is Chairman of the Board of Banco de Crédito e Inversiones in Chile, and a member of the boards of directors of various other Chilean companies.

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

The following table sets forth for each of the years indicated, the fees paid to Credicorp’s independent auditor Medina, Zaldívar, Paredes & Asociados, members of Ernst & Young Global, for the audit of Credicorp’s financial statements for the years ended December 31, 2004, 2005 and 2006, respectively. The Audit Committee recommends the appointment of the independent auditor every fiscal year, and the auditor is appointed at the Annual General Shareholders’ Meeting.

	Years ended December 31,
	2004	2005	2006
	(U.S. Dollars in thousands)

Audit	US$1,132	US$1,293	US$1,779
Audit - Related	14	—	61
Tax	7	21	15
All Other	134	557	29

Total	US$1,287	US$1,871	US$1,884

Audit fees correspond to audit services performed (i) in the review of Credicorp’s consolidated financial statements, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) to comply with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include expenses related to the audit work and comfort letters in connection with the issuance of long term debt. In 2006, Credicorp’s independent auditors performed tasks related to the delivery of a comfort letter in connection with the issuance of long term debt by BCP with fees accounting to US$100,000. All fees were approved by the Audit Committee.

Audit-related fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include; assistance in the understanding of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters previously agreed with Credicorp management; and special audit reviews of internal control procedures. Audit-related fees during 2006 in the amount of US$103,000 included fees in connection with a “due diligence” task related to the acquisition of AFP Unión Vida performed by Credicorp’s independent auditors. The fees were approved by the Audit Committee.

Tax fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and consisted principally of tax compliance and advisory services approved by the Audit Committee.

All other fees include mainly some expenses related to training courses prepared for the insurance company by the independent auditors.

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

The Audit Committee supervises the execution of the independent audit services as necessary. It approves, when necessary, any modification in the terms, conditions, fees and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent auditor is in the best position to provide those services. Such services typically include: audit services required by regulations, financial audits for Credicorp’s subsidiaries or affiliates, and services associated with the presentation of documents to the SEC or other documents published in relation to the trading of Credicorp’s shares.

The Audit Committee may award a general approval to audit-related services if its members consider that these services do not negatively affect the integrity of the independent auditor and are consistent with the rules of the SEC.

The Audit Committee requires that all tax services provided by the independent auditors be brought to its approval, following the rules promulgated by the SEC. The Audit Committee may grant a specific approval to other services provided by the independent auditor so long as they do not impair the integrity of the independent auditor and are allowed by rules issued by the SEC concerning auditor independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Credicorp Consolidated Financial Statements and the report of independent public accounting firm in connection therewith are filed as part of this Annual Report on form 20-F, as noted below:

All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the consolidated financial statements or notes thereto.

ITEM 19.	EXHIBITS

(a) Index to Exhibits

1.1	Bye-Laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CREDICORP LTD.

By: /s/ WALTER BAYLY

Name: Walter Bayly
Title: Chief Financial and Accounting Officer

Dated: June 28, 2007

CREDICORP CONSOLIDATED FINANCIAL STATEMENTS

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, together with the Report of Independent Registered Public Accounting Firm
Content

Report of Independent Registered Public Accounting Firm

Consolidated financial statements

Consolidated balance sheets	F-4
Consolidated income statements	F-6
Consolidated statements of changes in shareholders’ equity	F-8
Consolidated cash flows statements	F-10
Notes to the consolidated financial statements	F-12

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audits include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards (IFRS), which differ in certain respects from United States generally accepted accounting principles (see Note 29, as restated).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of Credicorp Ltd’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2007 expressed an unqualified opinion thereon.

Countersigned by:

Juan Paredes
C.P.C. Register Nº 22220
Lima, Peru,
June 27, 2007.

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets
As of December 31, 2006 and 2005

	Note	2006	2005
		US$(000)	US$(000)
Assets
Cash and due from banks:	4
Non-interest bearing		474,859	364,947
Interest bearing		2,258,671	2,295,868

		2,733,530	2,660,815

Investments:
Trading securities	5	45,136	60,785
Investments available-for-sale	6	3,450,711	2,810,705
		3,495,847	2,871,490

Loans, net:	7
Loans, net of unearned income		5,927,101	5,014,255
Allowance for loan losses		(190,278)	(197,495)

		5,736,823	4,816,760

Premiums and other policies receivable		61,279	57,301
Accounts receivable from re-insurers and co-insurers	12	35,181	35,288
Property, furniture and equipment, net	8	255,478	248,299
Due from customers on acceptances		45,129	45,423
Assets seized, net	9	29,427	39,373
Intangible assets and goodwill, net	10	215,647	58,217
Other assets	11	273,188	203,109

Total assets		12,881,529	11,036,075

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets (continued)

	Note	2006	2005
		US$(000)	US$(000)

Liabilities and Equity
Deposits and obligations:	13
Non-interest bearing		1,989,564	1,671,621
Interest bearing		6,849,427	5,421,807
		8,838,991	7,093,428

Due to banks and correspondents	14	570,989	1,023,371
Bankers’ acceptances outstanding		45,129	45,423
Accounts payable to re-insurers and co-insurers	12	25,134	36,580
Technical, insurance claims reserves and reserves for unearned premiums	15	628,221	546,094
Borrowed funds	14	370,612	280,000
Bonds and subordinated notes issued	16	512,572	429,224
Other liabilities	11	356,113	290,000

Total liabilities		11,347,761	9,744,120

Equity	17
Capital and reserves attributable to Credicorp’s equity holders:
Capital stock		471,912	471,912
Treasury stock		(73,107)	(73,107)
Capital surplus		140,693	140,693
Reserves		479,902	269,527
Other reserves		147,409	83,302
Retained earnings		230,013	298,113

		1,396,822	1,190,440

Minority interest		136,946	101,515

Total equity		1,533,768	1,291,955

Total liabilities and equity		12,881,529	11,036,075

The accompanying notes are an integral part of these consolidated balance sheets.

Credicorp Ltd. and Subsidiaries

Consolidated income statements
For the years ended December 31, 2006, 2005 and 2004

	Note		2006	2005	2004
			US$(000)	US$(000)	US$(000)

Interest and dividend income
Interest on loans			537,671	447,392	426,537
Interest on deposits in banks			93,886	37,127	20,146
Interest from trading securities and investments available-for-sale			135,705	117,242	81,276
Dividend income			9,140	3,553	2,256
Other interest income			5,600	7,118	12,627
Total interest and dividend income			782,002	612,432	542,842
Interest expense
Interest on deposits and obligations			(189,552)	(119,138)	(95,965)
Interest on bonds and subordinated notes issued			(25,282)	(24,332)	(27,651)
Interest on due to banks and correspondents and borrowed funds			(56,634)	(20,288)	(16,366)
Other interest expense			(12,010)	(9,401)	(20,316)
Total interest expense			(283,478)	(173,159)	(160,298)

Net interest and dividend income			498,524	439,273	382,544

Provision for loan losses	7(f	)	4,243	6,356	(16,131)
Net interest and dividend income after provision for loan losses			502,767	445,629	366,413
Other income
Banking services commissions			243,778	206,163	201,474
Net gain on foreign exchange transactions			41,638	29,286	24,165
Net gain on sales of securities			27,281	8,965	10,135
Other	23		26,197	21,571	8,105
Total other income			338,894	265,985	243,879

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated income statements (continued)

	Note		2006	2005	2004
			US$(000)	US$(000)	US$(000)

Insurance premiums and claims
Net premiums earned	21		251,261	218,955	192,672
Net claims incurred for property and casualty insurance contracts	22		(46,587)	(42,569)	(34,791)
Net claims incurred for life and health insurance contracts	22		(139,935)	(132,931)	(119,534)
Total premiums earned less claims			64,739	43,455	38,347

Other expenses
Salaries and employees benefits			(303,332)	(236,347)	(202,729)
Administrative expenses			(172,304)	(138,294)	(153,096)
Depreciation and amortization	8(a) and 10(a	)	(50,317)	(38,728)	(41,742)
Provision for assets seized	9(b	)	(6,387)	(16,959)	(14,639)
Merger expenses	2(a) and (d	)	(5,706)	-	(3,742)
Goodwill amortization	10(b	)	-	-	(4,853)
Other	23		(52,718)	(46,745)	(42,869)
Total other expenses			(590,764)	(477,073)	(463,670)

Income before translation result and income tax			315,636	277,996	184,969

Translation result			15,216	(9,597)	2,040
Income tax	18(b	)	(83,587)	(73,546)	(45,497)
Net income			247,265	194,853	141,512
Attributable to:
Equity holders of Credicorp			230,013	181,885	130,747
Minority interest			17,252	12,968	10,765
			247,265	194,853	141,512
Basic and diluted earnings per share for net income attributable to equity holders of Credicorp (in United States dollars)	24		2.88	2.28	1.64

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2006, 2005 and 2004

	Attributable to the equity holders of Credicorp
	Number of shares issued, note 24	Capital stock	Treasury stock	Capital surplus	Reserves	Other reserves	Retained earnings	Total	Minority interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1st, 2004	94,382	471,912	(73,177)	140,500	269,527	20,750	81,218	910,730	72,841	983,571
Changes in equity for 2004 -
Net unrealized gains from investments available-for-sale, note 6(c)	-	-	-	-	-	56,746	-	56,746	9,762	66,508
Transfer of net realized gain the operations results, net of realized gains, note 6(c)	-	-	-	-	-	(1,365)	-	(1,365)	53	(1,312)
Income for the year recognized directly in equity	-	-	-	-	-	55,381	-	55,381	9,815	65,196
Net income	-	-	-	-	-	-	130,747	130,747	10,765	141,512
Total recognized income for the period	-	-	-	-	-	55,381	130,747	186,128	20,580	206,708
Decrease in treasury stock	-	-	70	193	-	-	-	263	-	263
Cash dividends, note 17(d)	-	-	-	-	-	-	(31,900)	(31,900)	-	(31,900)
Dividends of subsidiaries and other	-	-	-	-	-	-	(24)	(24)	(8,168)	(8,192)
Balances as of December 31, 2004	94,382	471,912	(73,107)	140,693	269,527	76,131	180,041	1,065,197	85,253	1,150,450
Changes in equity for 2005 -
Net unrealized gain from investments available-for-sale, note 6(c)	-	-	-	-	-	7,121	-	7,121	4,764	11,885
Transfer of net realized gain the operations results, net of realized gains, note 6(c)	-	-	-	-	-	(1,572)	-	(1,572)	(165)	(1,737)
Net gain on cash flow hedge, note 20(d)	-	-	-	-	-	1,622	-	1,622	-	1,622
Income for the year recognized directly in equity	-	-	-	-	-	7,171	-	7,171	4,599	11,770

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated income statements (continued)

	Attributable to the equity holders of Credicorp
	Number of shares issued, note 24	Capital stock	Treasury stock	Capital surplus	Reserves	Other reserves	Retained earnings	Total	Minority interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Net income	-	-	-	-	-	-	181,885	181,885	12,968	194,853
Total recognized income for the period	-	-	-	-	-	7,171	181,885	189,056	17,567	206,623
Cash dividends, note 17(d)	-	-	-	-	-	-	(63,810)	(63,810)	-	(63,810)
Dividends of subsidiaries and other	-	-	-	-	-	-	(3)	(3)	(1,305)	(1,308)
Balances as of December 31, 2005 carried forward	94,382	471,912	(73,107)	140,693	269,527	83,302	298,113	1,190,440	101,515	1,291,955

Changes in equity for 2006 -
Net unrealized gain from investments available-for-sale, note 6(c)	-	-	-	-	-	69,411	-	69,411	20,728	90,139
Transfer of net realized gain the operations results, net of realized gains, note 6(c)	-	-	-	-	-	(6,620)	-	(6,620)	(379)	(6,999)
Net gain on cash flow hedge, note 20(d)	-	-	-	-	-	1,316	-	1,316	-	1,316
Income for the year recognized directly in equity						64,107	-	64,107	20,349	84,456
Net income	-	-	-	-	-	-	230,013	230,013	17,252	247,265
Total recognized income for the period	-	-	-	-	-	64,107	230,013	294,120	37,601	331,721
Transfer of retained earnings to reserves, note 17(c)	-	-	-	-	210,375	-	(210,375)	-	-	-
Cash dividends, note 17(d)	-	-	-	-	-	-	(87,738)	(87,738)	-	(87,738)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	(2,170)	(2,170)
Balances as of December 31, 2006 carried forward	94,382	471,912	(73,107)	140,693	479,902	147,409	230,013	1,396,822	136,946	1,533,768

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated cash flows statements
For the years ended December 2006, 2005 and 2004

	2006	2005	2004
	US$(000)	US$(000)	US$(000)
Cash flows from operating activities
Net income	247,265	194,853	141,512
Add (deduct)
Provision for loan losses	(4,243)	(6,356)	16,131
Depreciation and amortization	50,317	38,728	41,742
Amortization of goodwill	-	-	4,853
Provision for assets seized	6,387	16,959	14,639
Provision for sundry risks, note 23	6,461	5,567	9,819
Deferred income tax, note 18(b)	(4,786)	(11,502)	(6,325)
Net gain on securities available-for-sale	(27,281)	(8,965)	(10,135)
Loss (gain) on sales of property, furniture and equipment, note 23	(169)	(1,875)	4,525
Translation result	(15,216)	9,597	(2,040)
Purchase (sale) of trading securities, net	15,649	22,843	(3,788)
Purchase of loan portfolio, note 2(b)	-	(353,769)	-
Changes in assets and liabilities:
Increase (decrease) in loans, net	(871,970)	90,521	(142,316)
Decrease (increase) in other assets	(104,091)	(15,062)	52,049
Increase in deposits and obligations, net	1,632,960	648,648	296,094
Increase (decrease) in due to banks and correspondents, net	(455,381)	540,824	130,369
Increase (decrease) in other liabilities, net	114,717	149,920	139,626
Net cash provided by operating activities	590,619	1,320,931	686,755

Cash flows from investing activities
Acquisition of subsidiaries net of cash received, notes 2(a) and (d)	(140,085)	-	(4,900)
Disposal of subsidiaries, net of cash disposed, note 2(c)	-	17,977	-
Net purchase of investments available-for-sale	(433,702)	(712,879)	(410,693)
Purchase of property, furniture and equipment	(43,973)	(48,769)	(41,087)
Sales of property, furniture and equipment	7,546	19,448	7,788
Net cash used in investing activities	(610,214)	(724,223)	(448,892)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flows statements (continued)

	2006	2005	2004
	US$(000)	US$(000)	US$(000)
Cash flows from financing activities
Issuance of bonds and subordinated notes	167,247	74,985	35,235
Redemption of bonds and subordinated notes	(91,925)	(57,469)	(30,719)
Sales of treasury stocks	-	-	263
Increase in borrowed funds	90,612	348,500	140,500
Payments of borrowed funds	-	(68,500)	(114,054)
Cash dividends	(87,738)	(63,810)	(31,900)
Net cash provided by (used in) financing activities	78,196	233,706	(675)
Translation gain (loss) on cash and cash equivalents	14,114	(15,060)	(6,787)

Net increase in cash and cash equivalents	72,715	815,354	230,401

Cash and cash equivalents at the beginning of the year	2,660,815	1,845,461	1,615,060

Cash and cash equivalents at the end of the year	2,733,530	2,660,815	1,845,461

Supplementary cash flows information:
Cash paid during the year for -
Interest	265,838	171,495	158,414
Income tax	96,284	47,760	43,866
Cash received during the year for -
Interest	810,266	628,508	554,205

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2006 and 2005

1.	Operations

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policy and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries, provides a wide range of financial services and products throughout Peru and in selected international markets. At December 31, 2006, the major subsidiary of the Group is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. The address of Credicorp’s main office is Claredon House 2 Church Street Hamilton, Bermuda; likewise, the Management and its administration offices are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listing in both Lima and the New York Stock Exchanges.

The consolidated financial statements as of and for the year ended December 31, 2005 have been approved in the General Shareholders’ Meeting dated March 31, 2006. The accompanying consolidated financial statements as of and for the year ended December 31, 2006, have been approved by the Board of Directors Meeting dated February 28, 2007 and by the General Shareholders’ Meeting dated March 30, 2007, without modifications.

2.	Business developments

During 2006 and 2005, the Group incorporated new companies; acquired subsidiaries recorded as business combinations, according to the guidelines of IFRS 3, and sold subsidiaries. The description of such transactions are described below:

(a)	Incorporation of a Private Pension Fund Management and acquisition of AFP Unión Vida S.A. -
Credicorp’s Board of Directors Meeting held on November 25, 2004, approved that its subsidiary Grupo Crédito S.A. will take part, as the principal shareholder, in the start-up of a new private pension fund management company, Administradora de Fondos de Pensiones - AFP, Prima AFP S.A. (hereinafter “Prima AFP”), which was incorporated on March 4, 2005.

On August 24, 2006, Credicorp, through its subsidiary Prima AFP, acquired from Grupo Santander Perú S.A., the shares that this Company had in AFP Unión Vida S.A. (a pension fund management company that operates in Peru), which represented 99.97 of its capital stock and made a Public Offering for the minority shareholders in order to acquire the remaining 0.03 percent of the capital stock. The amount paid for the purchase amounted to approximately US$ 141.5 million.

Notes to the consolidated financial statements (continued)

At the General Shareholder’s Meeting of Prima AFP, held on September 6, 2006, the merger with AFP Unión Vida S.A. was approved, with effective date of December 1st, 2006.

The acquisition of AFP Unión Vida S.A. was recorded using the purchase method, as required by IFRS 3, Business Combinations. The assets and liabilities were recorded at their estimated market values at the acquisition date and the intangible assets acquired were identified. The book value and the fair values for the identified assets and liabilities of the entity at acquisition date were as follows:

	Book value of the entity acquired	Fair value recognition	Fair value of the entity acquired
	US$(000)	US$(000)	US$(000)
Assets -
Cash and cash equivalents	1,428	-	1,428
Restricted mutual fund	32,265	-	32,265
Client relationships	-	88,378	88,378
Other Intangibles	3,424	9,603	13,027
Property, furniture and equipment	2,060	-	2,060
Goodwill	-	49,047	49,047
Other assets	5,605	-	5,605

Liabilities -
Trade accounts payable	4,688	-	4,688
Other accounts payable	5,352	-	5,352
Other liabilities	7,433	32,824	40,257
Net acquired assets	27,309	114,204	141,513 (*	)

(*)	Cash paid for the acquisition and related direct cost

The intangible assets recognized correspond mainly to “client relationships” and it has an assigned useful life of 20 years. Management of the Group has valued these intangible assets using the method of “Multiple Excess Earnings Method”. The goodwill generated is attributed to the high profitability of the acquired business and the significant synergies that are expected to be obtained after the acquisition of AFP Union Vida by the Group, note 10(b).

In January 2007, the final purchase price determination was completed with the result of the arbitration proceeding between both parties. As result the Group received a reimbursement of approximately US$4.5 million, which have been record as a reduction of the goodwill.

The acquired business (AFP Union Vida S.A.) has contributed with gross revenues to the Group of approximately US$8.0 million and a net loss of approximately US$0.4 million for the period between the acquisition date (August 24, 2006) and December 31, 2006. If this acquisition had been completed at January 1, 2006 and 2005, respectively, the gross revenues (pro-forma) of the Group would had been increase by US$27.5 and US$49.9 million, respectively, the net income attributable to Credicorp’s shareholders (pro-forma) would have been increase by approximately US$2.7 and US$15.6, million and the net earning per share (pro-forma), basic and diluted attributable to Credicorp’s shareholders would have been increased by US$0.04 and US$0.20, respectively. This information is presented solely for comparison purposes and it does not mean to be an indicator of the results that would have been produced in the case the acquisition had occurred at the beginning of the period or neither be an indicator of future possible consolidated results.

Notes to the consolidated financial statements (continued)

As of December 31, 2006, the number of participants in the fund managed by Prima, including those that come from AFP Union Vida, is 997,963 (51,838 as December of 31, 2005, without considering those of AFP Union Vida) and the fair value of the funds under its administration amounts to approximately US$4,163.4 million (US$252.7 million as December of 31, 2005), note 3(b) (iv).

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

In March 2005, after the approval of the Colombian authorities, the Group completed the sale transaction of its 99.99 percent interest in its subsidiary Banco Tequendama S.A., for approximately US$32.5 million. The effective date for this transaction was January 1st, 2005 and as result of the transaction, the Group did not record any significant gain. In the year 2004, the subsidiary operated in the banking segment and contributed US$1.9 million to net income.

(d)	Acquisition of Corporación Novasalud Perú S.A. -

In March 2004, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros S.A.A. (hereinafter “PPS”), a subsidiary of the Group, acquired a 100 percent interest in Corporación Novasalud S.A., proprietary of a 100 percent of Corporación Novasalud Perú S.A. - Entidad Prestadora de Salud (hereinafter “Novasalud EPS”). The amount paid for this purchase amounted to approximately US$6.5 million, generating goodwill of approximately US$5.9 million, note 10(b). On March, 2004, the company was merged with Pacífico S.A. Entidad Prestadora de Salud.

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies

Significant accounting principles used in the preparation of Credicorp’s consolidated financial statements are set out below.

(a)	Basis of presentation and use of estimates -

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention, unless otherwise stated.

The financial instruments of the Group, assets and liabilities, are recorded at the amortized cost; except for:

•
The trading securities, the derivatives and the financial instruments with embedded derivatives (see the paragraphs (h) and (u) below), which are recorded as financial assets at their fair value through profit or loss.

•	The investments available-for-sale, as it is indicated in the paragraph (h) below.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for loan losses, the measurement of the financial instruments, the technical reserves for claims and premiums, the provision for assets seized and the valuation of derivatives. The accounting criteria used for each of these items are described below.

The accounting policies adopted are consistent with those of the previous year, except that the Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1st, 2005. The adoption of the new and revised standards did not have a significant effect in the consolidated financial statements of Credicorp and, as result, it has not been necessary to amend the comparative figures. In summary:

•	IAS 1 (revised in 2003) has affected mainly the presentation of minority interest as part of the net equity.

•	IAS 8, 10, 16, 17, 27, 28, 32, 33 (all revised in 2003) and IAS 39 (revised in 2004) had no material effect on the Group’s policies.

Notes to the consolidated financial statements (continued)

•
IAS 21 (revised in 2003) had no material effect on the Group’s policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as used in previous years.

•	IAS 24 (revised in 2003) has affected the identification of related parties and other related-party disclosures.

•	The adoption of IFRS 2 had no material effect for the consolidated financial statements.

•
The adoption of IFRS 3, IAS 36 (revised in 2004) and IAS 38 (revised in 2004) resulted in a change in the accounting policy for goodwill. In accordance with the provisions of IFRS 3, see paragraph (m) below:

(i)	The Group ceased the amortization of goodwill from January 1st, 2005.

(ii)	Accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.

(iii)	From the year ended December 31, 2004 onwards, goodwill is tested annually for impairment.

•	The adoption of IFRS 4 does not require significant changes in the Group’s accounting policies.

•	The Group has reassessed the useful lives of its intangible assets in accordance with the provision of IAS 38 (revised in 2004). No adjustment resulted from this reassessment.

(b)	Consolidation -

Subsidiaries -

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. This is generally evidenced by a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. The consolidated financial statements include the assets, liabilities, income and expenses of Credicorp and its Subsidiaries. Inter-company transactions between Group Companies as balances, gains or losses are eliminated. The unrealized gains and losses between companies from the Group are eliminated, except for the losses that indicate an impairment in the value of the asset transferred.

Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group and the IFRS.

Notes to the consolidated financial statements (continued)

The Group uses the purchase method of accounting to register the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets and intangible assets acquired is recorded as goodwill. If the acquisition cost is lower than the fair value of the net asset of the acquired subsidiary, the difference is recognized directly in the consolidated income statement.

Assets in custody or managed by the Group, the investment funds and the pension funds managed by the Group, are not part of the consolidated financial statement of the Group, note 3(w).

The net equity and the net income attributable to the minority interest are shown separately on the consolidated balance sheets and income statements.

Associates -

Associates are all the entities over which the Group has significant influence but not control. Generally investment in these entities represents shareholding between 20 and 50 percent of the voting rights. The investments in associates are recognized initially at cost and then are accounted for by the equity method. The Group does not maintain a significant investment in associates; therefore these investments are recorded in the caption “Other assets” in the consolidated balance sheets and in the caption “Other income” of the consolidated income statements.

Minority interest -

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Notes to the consolidated financial statements (continued)

The companies that comprise the Group as of December 31, 2006 and 2005, with an indication of the percentage owned directly and indirectly by Credicorp as of those dates, as well as other relevant information, based on the financial statements in accordance with IFRS and before the eliminations for consolidation, except for the elimination of Credicorp´s treasury shares and the related dividends, are as follows:

Entity	Percentage of participation		Assets		Liabilities		Equity		Net income (loss)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	%	%	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Banco de Crédito del Perú and Subsidiaries (i)	97.24	96.98	10,802,737	9,262,352	9,838,881	8,402,202	963,856	860,150	247,756	184,156
Atlantic Security Holding Corporation and Subsidiaries (ii)	100.00	100.00	1,320,535	1,052,386	1,200,170	949,757	120,365	102,629	15,402	13,483
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (iii)	75.72	75.72	1,002,358	833,573	712,430	613,978	289,928	219,595	59,087	13,117
Grupo Crédito S.A. and Subsidiaries (iv)	99.99	99.99	314,540	61,832	115,702	4,877	198,838	56,955	(12,380)	(5,491)
CCV Inc. (v)	99.99	99.99	-	-	-	-	-	-	-	(244)
CCR Inc. (v)	99.99	99.99	382,930	282,124	380,000	280,000	2,930	2,124	121	(197)
Credicorp Securities Inc. (vi)	99.99	99.99	1,503	1,019	18	21	1,485	998	487	203

(i)
Banco de Crédito (BCP) is a universal bank, incorporated in Peru in 1889, authorized to engage in banking activities by the Superintendence of Banking, Insurance and AFP (SBS), the Peruvian banking, insurance and AFP authority. On November 2006, Credicorp acquired equivalent to 0.25 percent of BCP shares owned by minority interest. See (iii) below.

(ii)
Atlantic Security Holding Corporation (ASHC) is incorporated in the Cayman Islands. Its main activity is to invest in the capital stock of companies. Its most significant subsidiary is Atlantic Security Bank (ASB). ASB is also incorporated in the Cayman Islands and began operations on December 1981, carrying out its activities through branches and offices in Grand Cayman and the Republic of Panama, its main activity is private and institutional banking and trustee administration.

Notes to the consolidated financial statements (continued)

(iii)
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) is a Peruvian corporation, whose main activity is the issuance and administration of insurance for property and casualty and related activities, and also provides insurance for life, health and personal accidents. Its main subsidiaries are El Pacífico Vida Compañía de Seguros y Reaseguros S.A. and Pacífico S.A. Entidad Prestadora de Salud (EPS), in which maintain a share of 61.99 percent and 100.00 percent, respectively. On November 2006, PPS sold to Credicorp 1.02 percent of BCP shares that maintained to that date, generating a goodwill for the purchase of the corresponding percentage of minority interest (0.25 percent) amounted to approximately US$ 7.2 million, note 10(b).

(iv)
Grupo Crédito S.A. is a company incorporated in Peru on February 1987, whose main activity is to invest in listed and not listed securities in Peru. Since 2005, Group Crédito incorporated Prima AFP, a new subsidiary engaged in fund management activities. On August, 2006, Prima AFP acquired 99.97 percent of the representative capital shares of AFP Unión Vida S.A., which was merged on December 2006, note 2(a). As of December 31, 2006, Prima AFP total assets amount approximately US$233.9 million, liabilities for US$115.4 million and a net loss of US$20.7 million (US$18.3 million, US$2.8 million and US$7.6 million, respectively, as of December 31,2005). Additionally, the Company owns 100.00 percent of the shares of Soluciones en Procesamiento S.A. (Servicorp), an entity specialized in collection services.

(v)
CCV Inc. and CCR Inc., are special purposes entities incorporated in Bahamas in 2001, whose main activity is to manage the loans granted to BCP from foreign financial entities, note 14(b). These loans are collateralized by transactions realized by the Bank.

(vi)
Credicorp Securities Inc., an entity incorporated in the United States of America on January 2003, whose main activity is to be engaged in brokerage activities in the securities market, directed principally to retail customers in Latin America.

(c)	Foreign currency translation -

Functional and presentation currency -

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

Notes to the consolidated financial statements (continued)

Financial statements of each of the Credicorp’s subsidiaries are measured using the currency of the country in which each entity operates. Their financial statements are translated into U.S. Dollars (functional and presentation currency) as follows:

•	Monetary assets and liabilities for each balance sheet presented are translated at the free market exchange rate at the date of the consolidated balance sheet.

•	Non-monetary accounts for each balance sheet presented are translated at the free market exchange rate at the date of the transactions.

•
Income and expenses, except for those related to non-monetary assets which are translated at the free market exchange rate at the date of the transaction, are translated monthly at the average exchange rate.

All resulting translation differences are recognized in the consolidated income statement.

(d)	Income and expense recognition from banking activities -

Interest income and expense are recognized in the income statement for all instruments measured at amortized cost using the effective interest method. It is a method of calculating the amortized cost of a financial assets or a financial liability and allocating the interest income or interest expense over the relevant period on an accrual basis. Interest rates are determined based on negotiations with clients.

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

(e)	Recognition of income and expenses of insurance activities -

The premiums related to life insurance policies and others, of both long and short duration, are recognized as income when they accrue. A reserve for unearned premiums is recorded for the unexpired portion of the premiums.

The claims reserves are constituted under different methodologies depending on the type of reserve, line of business, type of product and type of coverage.

In the case of life insurance, the claims reserves are calculated taking into account an estimation of the mortality (for life insurance), survival (life annuities, death and disability pension system insurance and complementary Insurance for work risk), (a type of life insurance for certain types of higher risk occupations)) or incidence (personal injury) and the interest established when the product was designed. The reserves are calculated as the present value of the probable cash flows for pension payments, using mortality tables for the policyholders, beneficiaries and disabled who are covered at the consolidated balance sheet date as well as interest rates determined based on the performance of the corresponding portfolio of investments. In the case of individual life insurance, the reserves are determined according to the mortality tables adjusted in variable percentages according to the product characteristics, as well as the established interest and the type of investment involved according to the type of product.

Notes to the consolidated financial statements (continued)

The reserves corresponding to the universal life insurance policies form part of the technical life insurance reserves. The additional benefits granted to the policyholders originating from this type of policy are shown in the footnote net premiums earned for life and health insurance contract (note 21) which include the surplus and interest accrued during the period which are credited to the balance of the policyholder.

The insurance claims are recorded when the event occurs. The incurred but non-reported claims (IBNR) are estimated and included in the provision (liabilities). The reserves for IBNR at December 31, 2006 and 2005 have been estimated considering generally accepted actuarial methods, which take into consideration the statistical analysis of the recorded loss history, the use of projection methods and when appropriate, qualitative factors used to reflect the effect of the present conditions or trends that affect historical data. Management considers that the estimated reserve is sufficient to cover liability for IBNR occurred at December 31, 2006 and 2005.

To determine the reserves for life, property and casualty and health insurance, the Group carries out a continuous review of its overall position as well as its techniques for computing the claim reserves and its reinsurance. The provisions are reviewed periodically by qualified actuaries contracted by the Group. Additionally, for those cases the Group considers an additional reserve is necessary, a calculation based on the claims past experience using the chain-ladder methodology or a percentage of the related premium is carried out. The technical provisions recorded are subject to a liability adequacy test to determine its sufficiency based on the future cash flow projections of the contracts in force. If as a consequence of this test, the reserves prove to be insufficient, they are adjusted and the amounts are included in the results of operations for the period.

The costs for acquiring the policies (commissions) that are variable and that are primarily related to the acquisition and renewal of insurance contracts (universal life) are deferred and amortized during the period of the policy. The recoverability of these deferred acquisition costs are reviewed annually.

Based on the periodic reviews of the client portfolio, Management determines the provision for bad debt related to premiums and quotas receivable.

Notes to the consolidated financial statements (continued)

(f)	Loans and allowance for loan losses -

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

The allowance for loan losses is established based in the risk classifications and taking into consideration the guarantees and collateral obtained by the Group. Only collateral received and classified as “preferred”, “highly liquid preferred” or “self-liquidating preferred” is considered acceptable. Such collateral must be relatively liquid, have legally documented ownership, have no liens outstanding and have updated independent appraisals.

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

Notes to the consolidated financial statements (continued)

The allowance for loan losses also covers the estimated losses for impairment loans not specifically identified.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the consolidated income statements.

(g)	Leases -

Operating leases -

Leases in which a significant portion of the risks and relative benefits of the property are hold by the lessor are classified as operating leases. By this concept, the Group maintains principally leases used as offices and agencies for the Bank.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Finance leases -

The Group grants loans through finance leases; therefore, recognizes the present value of the lease payments as a loan. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

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

Notes to the consolidated financial statements (continued)

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

Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

(j)	Property, furniture and equipment -

Land and buildings comprise mainly branches and offices. All property, furniture and equipment are stated at historical acquisition cost less depreciation. Historical acquisition costs include expenditures that are directly attributable to the acquisition of the items. Maintenance and repair costs are charged to the consolidated statement of income, and significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow for the asset.

Land is not depreciated. Depreciation of other assets in this caption is computed on a straight-line to assign a cost at their residual value during its estimated useful lives as follows:

Years
Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Computer hardware	4
Vehicles and equipment	5

The asset’s residual value, the useful life and the selected depreciation method are periodically reviewed to ensure that the method and period of depreciation chosen are consistent with the economic benefits and life expectations for use of property, furniture and equipment items.

Notes to the consolidated financial statements (continued)

(k)	Assets seized -

Assets seized are recorded at the lower of cost or the estimated market value obtained from valuations made by independent appraisals.

Changes in market values are recorded in the consolidated income statements.

(l)	Intangible assets -

Comprise mainly internal development and acquired software licenses used by the Group. The software licenses acquired by the Group are capitalized on basis of the incurred cost to acquire or used a specific program. These intangible assets are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Additionally, it includes other intangible assets identified as consequence of the acquisition AFP Unión Vida, note 2(a), principally the “Client relationships”. Such intangibles are recognized on the consolidated balance sheet at their fair values determine on the acquisition date and are amortized using the straight line method over their estimated useful life of 20 years, for the “Client relationships” and 5 years for the other identified intangible assets.

(m)	Goodwill -

Goodwill represents the excess of the cost of acquisition of a subsidiary over the fair value of the net identifiable assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill is tested annually for impairment to assess whether the carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount. Goodwill is allocated to cash-generating units for impairment testing purposes.

In accordance with the disposals of IFRS 3, since January 1st, 2005, the Group has ceased the amortization of goodwill. The accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.

As of December 31, 2004, goodwill amortization was calculated using the straight-line method, with the followings estimated useful life:

Years
ASHC and PPS	20
Banco de Crédito del Perú	5
Corporación Novasalud Perú S.A. EPS	7

(n)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for importation and exportation transactions, whose obligations have been accepted by the banks. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

Notes to the consolidated financial statements (continued)

(o)	Bonds and subordinated notes issued -

Liabilities arising from the issuance bonds and subordinated notes are recorded at their amortized cost and the corresponding interest is recognized in the consolidated income statements on an accrual basis. Bond discounts or premiums determined at issuance are deferred and amortized over the term of the bonds using the effective interest method.

(p)	Provisions -

Provisions for legal claims are recognized when the Group has a present (legal) or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. The amount recorded as a provision is equal to the present value of future payments expected to be needed to settle the obligation.

(q)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes unless the possibility of an outflow of resources is remote.

(r)	Income tax and workers’ profit sharing -

Income tax and workers’ profit sharing and are computed based on individual financial statements of Credicorp and each one of its subsidiaries.

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

Notes to the consolidated financial statements (continued)

(s)	Earnings per share -

Basic and diluted earnings per share are calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock. For the years ending December 31, 2006, 2005 and 2004 Credicorp has no financial instruments with dilutive effects. Therefore, basic and diluted earnings per share are the same for all years presented.

(t)	Stock appreciation rights -

The Group has granted supplementary profit sharing participation to certain executives and employees who have at least one year of service in Credicorp or any of its subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp’s shares. Such SARs options are granted at the market price of the shares of Credicorp on the date of the grant and are exercisable at that price, allowing the worker to obtain a gain from the difference between the fixed exercise price of the share at the date of execution and the fixed exercise price, see note 19.

The recorded expense in each year for these participations corresponds to the estimated market value of the rights that can be exercised by the beneficiaries at the consolidated balance sheets date. When Credicorp changes the price or the terms of the SARs, the additional compensation expense is recorded for an amount equal to the difference between the new exercise price and the market price of the underlying shares.

(u)	Derivative financial instruments -

Trading -

Most transactions with derivatives, while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as trading derivatives.

Derivative financial instruments are initially recognized in the consolidated balance sheet at cost and subsequently are re-measured at their fair value. Fair values are obtained based on the market exchange rates and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated income statements.

Hedge -

To qualify as a hedge, a derivative must be highly effective in offsetting the risk designated as being hedged. The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions.

Notes to the consolidated financial statements (continued)

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

As of December 31, 2006, the Group has only one derivative that qualifies for hedge purposes, see note 20(d), which is an interest rate swap, classified as a cash flow hedge. The effective portion of changes in the fair value of this derivative is recognized in equity, the gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statements. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item affects profit or loss.

Embedded derivates -
On 2006, the Group has acquired certificates indexed to its shares price that will be settled off in cash, note 11(c). These instruments have been classified by the Group as a “financial asset at fair value though profit or loss”, because they reduce the liability exposure for the stock appreciation rights granted to the workers. These instruments have been accounted at their fair value and are presented in the caption “Other assets” of the consolidated balance sheets.

(v)	Segment reporting -

The Group considers business segment as a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environment, note 25.

(w)	Fiduciary activities, management of investment and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group.

The commissions generated for these activities are included on the caption “Other income” in the consolidated income statements, note 26.

(x)	Sale and repurchase agreements -

Securities sold subject to repurchase agreements (‘Repos’) are presented as pledged assets when the transferee has the right to sell or repledge the collateral; the counterparty liability is included in the caption “Due to banks and correspondents”, or “Deposits and obligations”, as appropriate, in the consolidated balance sheet.

Notes to the consolidated financial statements (continued)

The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

(y)	Operations with reinsurers and coinsurers -

During the normal course of business, PPS, a subsidiary of Credicorp, is dedicated to insurance activities and cedes reinsurance to other insurance and reinsurance companies to distribute the risks of its insurance contracts and to limit the potential losses that might arise from the coverages. PPS is ultimately responsible for the payment of benefit payments to the policy holders if the reinsurer is not capable of fulfilling said obligation.

The reinsurance and coinsurance include quota share of the excess of loss and facultative (voluntary) types of contracts. The amounts recoverable from the reinsurers and coinsurers are estimated in a manner consistent with the liabilities of the related claims and are presented as a component of reinsured and coinsured assets.

The accounts receivable from reinsurers and coinsurers originate from the incurred claims in which PPS assumes the responsibility for the indemnity in favor of the policyholder for the ceded reinsurance and coinsurance contracts; these accounts receivable are recognized based on contracts or coverage notes (with reinsurers) and clauses of coinsurance.

The allowance for bad debt for accounts receivable from reinsurance and coinsurance contracts is determined on the basis of a specific evaluation of the claims liquidated and paid by PPS that are pending reimbursement from the reinsurers and coinsurers.

The accounts payable to reinsurers and coinsurers are based on the evaluation of the assumed risk, which is determined by PPS (reinsurance) and also includes the policyholder’s consent; and are based on contracts or notes of coverage with the reinsurer and/or clauses of ceded coinsurance.

Claims originating from accepted reinsurance contracts and executed clauses of coinsurance are recognized each time a note of collection is received from reinsurance companies.

(z)	Cash and cash equivalents -

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances of less than three months from the date of acquisition, including cash and balances with central banks, overnight deposits and amounts due from banks.

Notes to the consolidated financial statements (continued)

(aa)	Reclassifications -

When it is necessary, the comparative figures have been reclassified to conform with the current year presentation. The main reclassifications to the report as of December 31, 2006 are the following:

(i)
At December 31, 2005, the intangibles assets and goodwill were shown as part of the caption “Other assets” on the consolidated balance sheet. As of December 31, 2006, these concepts are shown separately of the caption “Other assets” due to the increase of the balances, due to the purchase of AFP Unión Vida S.A., note 2(a).

(ii)
At December 31, 2005, the borrowed fund were presented in the consolidated balance sheet together with due to banks and correspondents. Since 2006, these concepts have been shown separately for a better presentation of the long term borrowed funds of the Group.

Management considers that these reclassifications result in a better presentation of the Group activities.

(ab)	Recently issued International Financial Reporting Standards but not yet effective -

The Group has chosen not to early adopt the IFRS 7 - Financial Instruments - Disclosures, effective January 1st , 2007. The objective of this IFRS is to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance; to understand the nature and extent of risk arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Group will adopt this standard on January 1st , 2007. Because this standard does not modify any criteria of recognition or measurement, it will not have any effect on the net income and the equity of Credicorp and its Subsidiaries.

Also, the Group has decided not adopted the following standards and interpretations that have been issued but not have been effective as December 31, 2006.

•	IFRS 8, Operating Segments (effective for accounting periods beginning on or after January 1st , 2009).

•	IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for annual periods beginning on or after March 1st , 2006).

•	IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1st , 2006).

•	IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1st , 2006).

•	IFRIC 11 and IFRS 2 - Group Treasury Share Transactions (effective for annual periods beginning on or after March 1st , 2007).

The Group is in process of assessing the impact, if any, that the application of these standards may have on their financial statements.

Notes to the consolidated financial statements (continued)

4.	Cash and due from banks

(a)	This item is made up as follows:

	2006	2005
	US$(000)	US$(000)
Cash and clearing	470,584	361,490
Deposits in Peruvian Central Bank - BCRP	1,405,853	1,599,153
Deposits in banks	853,203	693,601
	2,729,640	2,654,244
Accrued interest	3,890	6,571
Total	2,733,530	2,660,815

(b)
As of December 31, 2006 and 2005, cash and due from banks balances include approximately US$1,675.1 and US$1,288.9 million, respectively, mainly from Banco de Crédito del Perú, which represent the legal reserve that the Peruvian banks must maintain for its obligations with the public. These funds are deposited in the vaults of the Bank and in the BCRP, and are within the limits established by prevailing legislation. In addition, as of December 31, 2006, the cash and due from banks caption includes US$70.0 million and S/120.0 (equivalent to US$37.5 million), corresponds to overnight operations deposited in the BCRP, these operations earned interest at a nominal rate of 4.97 percent and an effective rate of 3.75 percent and had a 4 day maturity (approximately US$450.0 million, interest at an annual nominal rate of 3.97 percent and 3 day maturity as of December 31, 2005).

Reserve funds kept in BCRP do not earn interest, except for the part of the demandable reserve in foreign currency that exceeds the minimum legal reserve. As of December 31, 2006, this excess amounts to approximately US$1,068.9 million and earns interest in U.S. Dollars at an annual average rate of 2.67 percent (approximately US$975.8 million and earned interest in U.S. Dollars at an annual average rate of 2.25 percent as of December 31, 2005).

Notes to the consolidated financial statements (continued)

5.	Trading securities

(a) This item is made up as follows:

	2006	2005
Shares	US$(000)	US$(000)
Listed equity securities (b)	34,692	45,487
Bonds and similar instruments -
Participation in mutual funds	6,456	655
Corporate and leasing bonds	2,260	8,442
Bank certificates	1,726	662
Peruvian treasury bonds (c)	-	5,361
Other	-	17
	10,442	15,137
	45,134	60,624
Accrued interest	2	161
Total	45,136	60,785

(b)
Correspond mainly to shares listed in the Peruvian stock market, which included US$12.5, US$3.5 and US$3.2 million of the companies Refinería la Pampilla S.A., Cementos Lima S.A. and Energía del Sur S.A., respectively (as of December 31, 2005, included approximately US$25.9, US$9.2 and US$3.2 million of Energia del Sur S.A.A., Cementos Lima S.A., and Mineras del Sur S.A., respectively).

(c)
The Peruvian treasury bonds represent sovereign debt issued in Peruvian currency (S/) by the Economic and Financial Ministry of Peru; they have an active market quotation in the Peruvian market and are traded daily with third parties. As of December 31, 2005, these bonds accrued interest at annual rates that ranged between 1.53 and 5.96 percent and have maturities between August 2006 and January 2035. During 2006, the bonds held as of December 31, 2005 were totally sold.

Notes to the consolidated financial statements (continued)

6.	Investments available-for-sale

(a)	This item is made up as follows:

	2006				2005
		Unrealized gross amount		Estimated		Unrealized gross amount		Estimated
	Amortized Cost	Gains	Losses (b)	market value	Amortized cost	Gains	Losses (b)	market value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Fixed maturity -
BCRP deposit certificates (d)	1,276,503	1,143	(33)	1,277,613	1,148,303	184	(2,672)	1,145,815
Corporate, leasing and subordinated bonds (e)	845,644	15,769	(3,179)	858,234	599,191	9,835	(5,133)	603,893
Government treasury bonds (f)	476,036	59,564	(1,620)	533,980	365,820	22,080	(746)	387,154
US Government - Sponsored Enterprises (f)	153,867	1,661	(1,299)	154,229	177,925	3,651	(1,617)	179,959
Participation in mutual funds	86,422	9,920	(104)	96,238	82,038	6,000	(691)	87,347
Bonds from international financial institutions (g)	64,578	89	(24)	64,643	112,184	213	(213)	112,184
Participation in RAL’s funds (h)	51,204	-	-	51,204	56,073	-	-	56,073
Restricted mutual funds (i)	43,152	6,085	-	49,237	2,531	-	(33)	2,498
Negotiable deposit certificates	47,225	1,104	-	48,329	36,872	762	(12)	37,622
Central Banks of Bolivia deposit certificates	27,833	189	(1)	28,021	-	-	-	-
Commercial papers	15,712	35	(6)	15,741	5,519	-	(4)	5,515
Other	26,930	2,015	(150)	28,795	13,818	278	(109)	13,987
	3,115,106	97,574	(6,416)	3,206,264	2,600,274	43,003	(11,230)	2,632,047

Shares -
Listed securities (j)	78,649	112,025	(235)	190,439	52,741	87,141	(336)	139,546
Non-listed securities	17,837	7,964	(57)	25,744	19,477	3,972	(413)	23,036
	96,486	119,989	(292)	216,183	72,218	91,113	(749)	162,582
	3,211,592	217,563	(6,708)	3,422,447	2,672,492	134,116	(11,979)	2,794,629
Accrued interest				28,264				16,076

Total				3,450,711				2,810,705

Notes to the consolidated financial statements (continued)

(b)
The Group has determinate that the unrealized losses as of December 31, 2006 and 2005, are originated by the variation of the interest rates and not for changes in the risk classification of the investment. Moreover, the Group has decided and has the capacity to maintain these investments until the recovery of their fair value which can occur at their maturity; therefore, the Group has concluded that no impairment exists on the value of these investments.

The fair value and the gross unrealized losses of investment available-for-sale that are not considered as a permanent loss, classified by the date of such losses:

	2006
Investments available-for-sale	Up to 12 months		More than 1 year		Total
	Estimate fair value	Gross unrealized loss	Estimate fair value	Gross unrealized loss	Estimate fair value	Gross unrealized loss
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Fixed maturity	571,882	3,686	214,752	2,757	786,634	6,443
Shares	1,957	29	793	236	2,750	265
Total	573,839	3,715	215,545	2,993	789,384	6,708

	2005
Investments available-for-sale	Up to 12 months		More than 1 year		Total
	Estimate fair value	Gross unrealized loss	Estimate fair value	Gross unrealized loss	Estimate fair value	Gross unrealized loss
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Fixed maturity	1,474,665	9,288	96,092	1,942	1,570,757	11,230
Shares	3,343	474	1,496	275	4,839	749
Total	1,478,008	9,762	97,588	2,217	1,575,596	11,979

Notes to the consolidated financial statements (continued)

(c)	The movement of “Other reserves” in equity includes the net change in the realized and unrealized gains and losses, net of deferred taxes, and the provision for impairment. This caption is as follows:

	2006	2005	2004
	US$(000)	US$(000)	US$(000)
Net unrealized gains, net of taxes	69,411	7,121	56,746
Net realized gains, net of taxes	6,620	1,572	1,365

(d)
BCRP deposit certificates are discounted Peruvian currency instruments with maturities due within one year. These certificates have been acquired in public auctions. Annual interest rates in Peruvian currency range between 4.53 and 5.78 percent as of December 31, 2006 (between 3.75 and 6.35 percent as of December 31, 2005) with maturities between January 2007 and December 2009 (between January 2006 and June 2008 as of December 31, 2005). As of December 31, 2006 and 2005, the Group has entered into BCRP - Repo transactions in Peruvian currency with its clients using these securities, for approximately US$167.7 and US$592.5 million, respectively. As of December 31, 2006, these operations earn an effective annual interest rate range between 4.08 and 5.26 annual percent and with maturities between January and June 2007 (interest rate between 3.55 and 6.23 annual percent and maturities between January 2006 and February 2008 as of December 31, 2005).

(e)
As of December 31, 2006, comprise corporate bonds by US$849.9 million, leasing bonds by US$3.9 million and subordinated bonds by US$4.4 million (US$598.1, US$1.8 and US$4.0 million, respectively, as December 31, 2005), with maturities between January 2007 and May 2049 (between January 2006 and November 2035 as of December 31, 2005). These bonds accrue interests at annual effective rates that range between 3.36 and 7.71 percent for the bonds denominated in Peruvian currency (between 2.92 and 8.00 percent in 2005), and between 2.88 and 11.00 percent for the bonds denominated in U.S. Dollars (between 2.23 and 12.03 percent in 2005).

(f)
Includes principally debt instruments for US$154.2, US$425.1, US$72.0 and US$14.0 million issued by US Government - Sponsored Enterprises, the Peruvian Government, the Colombian Government and the Government of El Salvador, respectively, as of December 31, 2006 (US$179.9, US$308.9 and US$18.7 million issued by US Government - Sponsored Enterprises, the Peruvian Government and the Government of El Salvador, respectively, as of December 31, 2005). Their maturities are between February 2007 and August 2038 (between January 2006 and August 2038 as of December 31, 2005) at annual interest rates that range between 2.38 and 11.75 percent (between 1.83 and 11.25 percent in 2005).

As of December 31, 2006, the Group has entered into Repo transactions with its clients using part of the debt instruments issued by the Peruvian Government for approximately US$19.8 million with maturity in September 2007.

Notes to the consolidated financial statements (continued)

(g)
Comprise mainly of US$55.1 and US$9.5 million of debt instruments issued by Corporación Andina de Fomento - CAF and by The World Bank, respectively (mainly of US$90.8 and US$18.7 million issued by Corporación Andina de Fomento - CAF and by Fondo Latinoamericano de Reservas - FLAR, respectively, as of December 31, 2005). Such bonds have maturities between January 2007 and July 2009 (between February 2006 and January 2023 as of December 31, 2005). Annual interest rates are between 5.32 and 5.92 percent (between 4.08 and 5.26 percent in 2005).

As of December 31, 2006, the Group has entered into Repo transactions with its clients using these securities for approximately US$40.1 million. These operations earn an effective annual interest rate range between 5.32 and 5.92 annual percent and with maturity in January 2007.

(h)
The participation quotas in the Fund “Requirement of Cash Assets” (RAL for its Spanish denomination), stated in Bolivian pesos, comprises investments made by the Group in the Central Bank of Bolivia as collateral for the deposits maintained with the public. Such fund has restrictions for its use and it is required for all the banks established in Bolivia. The fund accrues interest at an average annual rate of 5.61 percent (4.31 percent in 2005).

(i)
The restricted mutual funds comprise participation quotas on the pension funds managed by the Group as required by the legal standards of Peru and they have a restricted disposal. The profitability obtained is the same as the obtained for the funds managed. The amount as of December 31, 2006, approximately US$32.3 million comes from the purchase of AFP Unión Vida S.A. as mentioned in note 2(a).

(j)
As December 31, 2006, the unrealized gains on trade shares comes principally from the shares of Banco de Crédito and Inversiones de Chile - BCI Chile and Alicorp S.A.A., which amounted to US$60.2 and US$ 26.9, respectively (amounted to US$48.8 and US$18.0 million as December 31, 2005, respectively).

Notes to the consolidated financial statements (continued)

(k)	The amortized cost and market value of the investments available-for-sale classified by maturity are as follows:

	2006		2005
	Amortized cost	Market value	Amortized cost	Market value
	US$(000)	US$(000)	US$(000)	US$(000)

Up to 3 months	766,650	781,657	544,449	549,215
From 3 months to 1 year	866,811	868,452	1,005,977	1,003,580
From 1 to 3 years	458,796	460,967	346,577	345,970
From 3 to 5 years	222,215	228,805	149,422	150,520
Over 5 years	800,634	866,383	553,849	582,762
Without maturity (shares)	96,486	216,183	72,218	162,582

Total	3,211,592	3,422,447	2,672,492	2,794,629

7.	Net loans

(a)           This item is made up as follows:

	2006	2005
	US$(000)	US$(000)
Direct loans -
Loans	4,224,102	3,567,970
Leasing receivables	675,804	564,575
Credit card receivables	438,628	297,673
Discount notes	256,534	213,232
Refinanced and restructured loans	126,006	175,211
Factoring receivables	89,171	87,757
Advances and overdrafts	84,262	49,283
Past due and under legal collection loans	76,770	95,769
	5,971,277	5,051,470
Add (less) -
Accrued interest	49,740	41,280
Unearned interest	(93,916)	(78,495)
Allowance for loan losses (f)	(190,278)	(197,495)

Total direct loans, net	5,736,823	4,816,760

Indirect loans, note 20(a)	1,455,376	1,220,946

Notes to the consolidated financial statements (continued)

(b)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

(c)	As of December 31, 2006 and 2005, the Group’s direct loan portfolio is distributed among the following economic sectors:

	2006	%	2005	%
	US$(000)		US$(000)
Sector
Manufacturing	1,624,765	27.2	1,430,559	28.3
Mortgage loans	883,736	14.8	767,341	15.2
Commerce	686,291	11.5	625,908	12.4
Consumer loans	539,077	9.0	373,447	7.4
Micro-business	306,869	5.1	224,122	4.4
Mining	303,238	5.1	223,156	4.4
Electricity, gas and water	256,541	4.3	192,096	3.8
Communications, storage and transportation	255,730	4.3	210,002	4.2
Leaseholds and real estate activities	236,445	4.0	216,095	4.3
Financial services	163,946	2.7	105,484	2.1
Fishing	152,538	2.6	117,104	2.3
Agriculture	150,020	2.5	153,410	3.0
Education, health and other services	75,376	1.3	69,468	1.4
Construction	74,482	1.2	68,217	1.4
Other	262,223	4.4	275,061	5.4

Total	5,971,277	100.0	5,051,470	100.0

Notes to the consolidated financial statements (continued)

(d)          As of December 31, 2006 and 2005, the credit risk classification of the Group’s loan portfolio is as follows:

	2006						2005
	Direct credits		Indirect credits		Total		Direct credits		Indirect credits		Total
Risk category	US$(000)%		US$(000)%		US$(000)%		US$(000)%		US$(000)%		US$(000)%

Normal	5,386,566	90.3	1,398,662	96.2	6,785,228	91.4	4,352,214	86.2	1,137,033	93.1	5,489,247	87.5
Potential problems	341,187	5.7	33,787	2.3	374,974	5.0	397,387	7.9	68,333	5.6	465,720	7.4
Substandard	62,504	1.0	17,668	1.2	80,172	1.1	82,858	1.6	9,284	0.8	92,142	1.5
Doubtful	122,216	2.0	3,565	0.2	125,781	1.7	146,898	2.9	4,694	0.4	151,592	2.4
Loss	58,804	1.0	1,694	0.1	60,498	0.8	72,113	1.4	1,602	0.1	73,715	1.2
Total	5,971,277	100.0	1,455,376	100.0	7,426,653	100.0	5,051,470	100.0	1,220,946	100.0	6,272,416	100.0

(e)           As of December 31, 2006 and 2005, the Group’s structure of its direct loan portfolio by the country in which its clients are located is as follows:

	2006	2005
	US$(000)	US$(000)

Country -
Peru	5,481,003	4,601,400
Bolivia	397,197	366,945
Colombia	34,370	10,955
Ecuador	15,571	30,265
Republic of El Salvador	14,249	9,382
United States of America	13,393	5,373
Republic of Panama	3,986	8,860
Other	11,508	18,290
Total	5,971,277	5,051,470

Notes to the consolidated financial statements (continued)

(f)           The movement in the allowance for loan losses (direct and indirect credit) is shown below:

	2006	2005	2004
	US$(000)	US$(000)	US$(000)

Balances as of January 1st	218,636	271,873	326,677
Provision	(4,243)	(6,356)	16,131
Recoveries of written-off loans	44,284	35,032	32,287
Allowance disposal related to the sale of Banco Tequendama, note 2(c)	-	(9,024)	-
Loan portfolio written-off	(49,859)	(71,405)	(105,267)
Translation result	1,768	(1,484)	2,045

Balance as of December 31 (*)	210,586	218,636	271,873

(*)   The movement in the allowance for loan losses includes the allowance for direct and indirect credits for approximately US$190.3 and US$20.3 million, respectively, as of December 31, 2006 (approximately US$197.5 and US$21.1 million and US$253.4 and US$18.5 million, respectively, as of December 31, 2005 and 2004). The allowance for indirect loan losses is included in the “Other liabilities” caption of the consolidated balance sheet, note 11(a).

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2006, 2005 and 2004 has been established in accordance with IAS 39 and it is sufficient to cover the losses on the loans portfolio, note 3(f).

(g)
An important part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, credit instruments, financial instruments, industrial pledges and mercantile pledges.

Notes to the consolidated financial statements (continued)

(h)	As of December 31, 2006 and 2005, the direct gross loan portfolio classified by maturity, based in the remaining period to the repayment date is as follows:

	2006	2005
	US$(000)	US$(000)

Outstanding loans -
Up to 1 year	3,774,711	3,029,773
From 1 to 3 years	797,458	762,834
From 3 to 5 years	464,718	474,294
Over 5 years	857,620	688,800

Past due loans -
Up to 4 months	20,655	3,644
Over 4 months	21,613	44,664
Under legal collection loans	34,502	47,461

Total	5,971,277	5,051,470

Interest on past due loans and loans in legal collection are recognized when collected.

The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount approximately US$28.1 and US$25.8 million as of December 31, 2006 and 2005, respectively.

(i)            As of December 31, 2006 and 2005, 51 percent of the direct and indirect loans portfolio of the BCP was concentrated on approximately 443 and 313 clients, respectively.

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net

(a)          The movement of property, furniture and equipment and accumulated depreciation, for the years ended 2006 and 2005, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2006	2005
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1st	29,729	255,351	80,990	65,521	168,784	13,999	11,946	626,320	610,239
Additions	3,451	1,879	6,171	2,905	17,842	3,498	8,227	43,973	48,769
Merger additions, note 2(a)	292	452	-	2,068	2,900	84	-	5,796	-
Sales and transfers	(2,690)	(6,865)	1,540	(1,429)	(4,053)	(458)	(2,800)	(16,755)	(22,307)
Assets retired related to the sell of Banco Tequendama	-	-	-	-	-	-	-	-	(10,381)
Balance as of December 31	30,782	250,817	88,701	69,065	185,473	17,123	17,373	659,334	626,320

Accumulated depreciation -
Balance as of January 1st	-	129,630	51,291	51,980	140,103	5,017	-	378,021	363,527
Additions	-	7,074	6,512	3,522	12,870	1,499	-	31,477	30,559
Merger additions, note 2(a)	-	158	-	1,465	2,056	57	-	3,736	-
Sales and transfers	-	(3,064)	(795)	(1,496)	(3,572)	(451)	-	(9,378)	(6,633)
Assets retired related to the sell of Banco Tequendama	-	-	-	-	-	-	-	-	(9,432)
Balance as of December 31	-	133,798	57,008	55,471	151,457	6,122	-	403,856	378,021

Net book value	30,782	117,019	31,693	13,594	34,016	11,001	17,373	255,478	248,299

Notes to the consolidated financial statements (continued)

(b)          Banks, financial institutions and insurance companies located in Peru are not allowed to pledge their fixed assets.

(c)           As of December 31, 2006, Credicorp and its Subsidiaries have property available for sale for US$25.2 million approximately, net of its accumulated depreciation amounted US$7.7 million approximately (US$27.1 and US$9.8 million, respectively, as of December 31, 2005).

(d)          Management periodically review the assets´ residual value, the useful life and the method of depreciation to ensure that the method and period of depreciation chosen are consistent with the economic benefits and life expectations for use of property, furniture and equipment items. In Management’s opinion, there is no evidence of impairment of property, furniture and equipment as of December 31, 2006 and 2005.

9.	Assets seized, net

(a)           As of December 31, 2006 and 2005, this caption includes land, buildings, machinery and equipment received in payment of loans. Assets seized were recorded at the lower of cost or estimated fair values determined on the basis of technical third party appraisals. This item is made up as follows:

	2006	2005
	US$(000)	US$(000)

Assets seized	52,432	71,469
Reserve	(23,005)	(32,096)

Total	29,427	39,373

(b)          The changes in the reserve for assets seized as of December 31, 2006, 2005 and 2004 are summarized as follows:

	2006	2005	2004
	US$(000)	US$(000)	US$(000)

Balances as of January 1st	32,096	34,666	35,047
Provision	6,387	16,959	14,639
Assets retired related to the sell of Banco Tequendama, note 2(c)	-	(1,678)	-
Sold assets	(15,478)	(17,851)	(15,020)

Balances as of December 31	23,005	32,096	34,666

Notes to the consolidated financial statements (continued)

10.	Intangibles and goodwill, net

(a)           Intangibles -

Comprise mainly the identified intangible assets as result of the acquisition of the “client relationships” and other in the purchase of AFP Union Vida, note 2(a) and the incurred cost on the development and acquisition of software licenses used in the Group operations.

The movement of intangible assets for the years ended December 31, 2006 and 2005 is as follows:

Description	Client Relationships	Software	Developments	Others	2006	2005
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1st	-	26,618	23,950	514	51,082	81,969
Additions	-	10,848	8,919	-	19,767	11,933
Incorporated by business combination, note 2(a) and 3(b)	88,378	8,542	-	10,922	107,842	-
Retirements and write - off	-	(5,091)	(422)	(1,153)	(6,666)	(42,820)

Balance as of December 31	88,378	40,917	32,447	10,283	172,025	51,082
Accumulated amortization -
Balance as of January 1st	-	11,277	14,667	478	26,422	61,058
Amortization of the year	1,473	9,022	4,190	4,155	18,840	8,169
Incorporated by business combination, note 2(a) and 3(b)	-	5,360	-	1,077	6,437	-
Retirements and write - off	-	(4,994)	(418)	(1,067)	(6,479)	(42,805)
Balance as of December 31	1,473	20,665	18,439	4,643	45,220	26,422

Net book value	86,905	20,252	14,008	5,640	126,805	24,660

In September 2005, the Group wrote off certain intangibles assets fully amortized and out of use for US$42.3 million.

Notes to the consolidated financial statements (continued)

(b)          Goodwill -

The following is the composition of the caption by subsidiary:

	2006	2005
	US$(000)	US$(000)

Goodwill -
Prima AFP (AFP Unión Vida S.A.), note 2(a)	49,047	-
El Pacífico Peruano - Suiza	13,007	13,007
Banco de Crédito del Perú, note 3(b) (iii)	12,300	5,062
Atlantic Security Holding Corporation	10,660	10,660
Coporación Novasalud Perú S.A. EPS, note 2(d)	3,828	4,828

Book value, net	88,842	33,557

Goodwill is annually assessed by impairment by Management and the assumptions used for the impairment analysis are consistence with previous years. As of December 31, 2006 and 2005, it was not necessary to record a provision for impairment of goodwill on the Group.

The movement of goodwill for the years 2006, 2005 and 2004 as follows:

	2006	2005	2004
	US$(000)	US$(000)	US$(000)

Cost -
Initial balance	33,557	33,557	55,922
Acquisition of Subsidiaries, notes 2 (a) and 3(b)	56,285	-	5,900
Decreases	(1,000)	-	-
Final balance	88,842	33,557	61,822

Accumulated amortization -
Initial balance	-	-	23,412
Additions	-	-	4,853

Final balance	-	-	28,265

Cost, net	88,842	33,557	33,557

Notes to the consolidated financial statements (continued)

11.	Other assets and other liabilities

(a)           These items are made up as follows:

	2006	2005
	US$(000)	US$(000)
Other assets -
Indexed certificates Citigroup (c)	53,116	-
Accounts receivable	48,149	40,370
Deferred expenses (b)	40,941	36,890
Deferred income tax asset, note 18(c)	38,016	32,966
Operations in process (d)	29,752	37,347
Derivatives receivable, note 20(d)	19,134	8,829
Income tax prepayments, net	14,509	11,024
Deferred fees	11,339	10,588
Investment in related companies	5,657	16,968
Other	12,575	8,127

Total	273,188	203,109

Other liabilities -
Payroll salaries and other personnel expenses	104,635	67,230
Accounts payable	79,039	57,185
Deferred income tax liability, note 18(c)	65,810	30,734
Operations in process (d)	41,606	46,359
Provision for sundry risks (e)	17,179	18,768
Allowance for indirect loan losses, note 7(f)	20,308	21,141
Contributions	12,154	30,781
Derivatives payable, note 20(d)	7,774	8,019
Other	7,608	9,783

Total	356,113	290,000

(b)          As of December 31, 2006, this caption mainly comprises the Value-Added-Tax credit related to the purchases for leasing operations for approximately US$6.2 million and prepaid insurances for US$10.5 million (US$14.1 and US$8.6 million, respectively, as of December 31, 2005).

Notes to the consolidated financial statements (continued)

(c)           In July 2006, BCP signed a contract with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited and Citigroup Capital Market Inc., with the purpose of implementing an economic hedge to offset the volatility generated by the liabilities and related expenses that result from stock appreciation rights (SARs) of Credicorp, note 19.

This transaction consists of the purchase of up to 1,500,000 certificates indexed to the performance of the shares of Credicorp Ltd. (BAP), in the form of “warrants”, issued by Citigroup, which are equivalent to the same number of shares of Credicorp Ltd.. These certificates will be settled in cash only. At maturity, these certificates will pay a US$ amount equal to the final settlement price minus the strike price (US$ 0.0000001) plus the accrued dividend adjustment amount, minus the annual fee amount multiplied by the number of warrants underlying the certificate. The final settlement price is equivalent to the daily volume-weighted average of the per share price for the underlying equity on each business day, on which the Citigroup or an affiliate of the Citigroup effects any transactions with respect to the underlying equity in order to unwind its position established and maintained to hedge its price and market risk with respect to the certificate issued.

This program has a maturity of 5 years but can be settled at anytime before its maturity, partially or totally. As of December 31, 2006, the Group has acquired 1,297,414 certificates at a total cost of US$ 49.7 million (US$38.3 per certificate on average). The estimated market value, established under the same methodologies and assumptions used to determine the fair value of the SARs detailed in note 19, adding up to US$ 53.1 million (US$41.0 per certificate on average). The difference between the cost and the estimated market value of approximately US$3.5 million has been recorded in the caption “Other income” of the consolidated statements of income, according to the accounting principles described in note 3(u).

(d)           Operations in process include deposits received, loans disbursed, payments collected, funds transferred and other similar types of transactions, which are realized at the end of the month and not reclassified to their final balance sheets accounts until the beginning days of the following month. These transactions do not affect the Group’s net income.

(e)           The movement of the provision for sundry risks for the years 2006, 2005 and 2004 is summarized as follows:

	2006	2005	2004
	US$(000)	US$(000)	US$(000)

Balances as of January 1st	18,768	19,379	10,078
Provision, note 23	6,461	5,567	9,819
Applications	(8,050)	(6,178)	(518)

Balances as of December 31	17,179	18,768	19,379

Notes to the consolidated financial statements (continued)

This provision mainly comprises the provision for probable losses to complement insurance coverage corresponding to claims not covered by insurance companies.

Additionally, due to the nature of the business, Credicorp and its Subsidiaries have some pending legal claims (lawsuits) related to their activities. The Group records a provision for such cases when, in Management’s and its legal advisor’s opinion, they will result in additional liabilities for the Group and the amount of the provision can be fairly estimated. Regarding the other legal claims against the Group which have not been provided for, in Management’s and its legal advisor’s opinion, they will not have a material effect on the Group’s financial statements

12.	Accounts receivable and payable to re-insurers and co-insurers

The movement and balance of accounts receivable and payable to reinsurers and coinsurers are as follows:

(a)           Accounts receivable:

	2006	2005
	US$(000)	US$(000)

Balance as of January 1st	35,288	35,453
Premiums assumed	11,022	13,642
Reported claims	16,273	15,804
Collections and other	(27,402)	(29,611)

Balance as of December 31	35,181	35,288

(b) Accounts payable:

	2006	2005
	US$(000)	US$(000)

Balance as of January 1st	36,580	23,612
Premiums ceded to reinsurers	70,067	66,415
Co-insurance granted	6,430	12,673
Payments and other	(87,943)	(66,120)

Balance as of December 31	25,134	36,580

Notes to the consolidated financial statements (continued)

(c)           The accounts receivable as of December 31, 2006 include an amount to US$14.4 million (US$21.4 million as of December 31, 2005) which correspond to the portion not accrued of the ceded premiums to the reinsurers.

(d)          The accounts payable to reinsurers are primarily related to automatic non-proportional contracts (excess of loss) and the proportional facultative (voluntary) contracts for ceded premiums. For the facultative contracts, the Company transfers to the reinsurers a percentage or amount of an insurance contract or individual risk, based on the premium and the coverage period.

13.	Deposits and obligations

(a)           This item is made up as follows:

	2006	2005
	US$(000)	US$(000)

Non-interest bearing deposits and obligations -
In Peru	1,577,315	1,248,113
In other countries	412,249	423,508
	1,989,564	1,671,621
Interest bearing deposits and obligations -
In Peru	5,213,044	4,031,231
In other countries	1,596,526	1,364,902
	6,809,570	5,396,133
	8,799,134	7,067,754
Interest payable	39,857	25,674

Total	8,838,991	7,093,428

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in such accounts. Additionally, according to such policy, it was established that the balances that were lower than a specified amount, for each type of account, do not bear interest.

Notes to the consolidated financial statements (continued)

(b)          As of December 31, 2006 and 2005, the balance of deposits and obligations by type of transaction is made up as follows:

	2006	2005
	US$(000)	US$(000)

Time deposits	3,218,157	2,459,907
Demand deposits	2,564,268	1,729,114
Saving deposits	1,951,978	2,105,364
Severance indemnity deposits	775,027	654,791
Client - Repurchase agreements	228,165	72,200
Bank and Deposit negotiable certificates	61,539	46,378

Total	8,799,134	7,067,754

(c)               As of December 31, 2006, the total amount of individual time deposits and bank certificates that exceed US$100,000 are approximately US$2,722.6 and US$35.9 million, respectively (US$1,095.7 and US$7.9 million, respectively, as of December 31, 2005).

(d)          Interest rates applied to different deposits and obligations accounts are determined by the Group considering interest rates prevailing in the market in which the subsidiaries operate.

(e)          The time deposits balance classified by maturity is made up as follows:

	2006	2005
	S/(000)	S/(000)

Up to 3 months	2,219,948	1,362,929
From 3 months to 1 year	799,584	591,601
From 1 to 3 years	163,283	192,117
From 3 to 5 years	29,226	174,959
More than 5 years	6,116	138,301

Total	3,218,157	2,459,907

Notes to the consolidated financial statements (continued)

14.	Due to banks and correspondents and borrowed funds

(a)           Due to bank and correspondents -

This item is made up as follows:

	2006	2005
	US$(000)	US$(000)

International funds and others (i)	346,945	220,027
Promotional credit lines (ii)	177,900	212,133
Inter-bank funds	41,077	78,542
BCRP - Repo transactions (iii)	-	510,593
	565,922	1,021,295
Interest payable	5,067	2,076

Total	570,989	1,023,371

(i)  The balance of international funds and others corresponds to the following operations:

	2006	2005
	US$(000)	US$(000)

Banco Latinoamericano de Exportaciones - BLADEX	105,000	100,000
Corporación Andina de Fomento - CAF	85,000	50,000
Wachovia Bank	65,200	-
Scotiabank Peru	36,000	24,874
Standard Chartered	15,000	-
Other	40,745	45,153

Total	346,945	220,027

These international funds and other received by the Group, are carried out mainly to financing foreign trade operations and working capital. As of December 31, 2006 these loans have maturities between January 2007 and May 2007 (between January 2006 and May 2006 as of December 2005). The interest rate range between 3.73 and 5.76 (between 2.55 and 4.95 as of December 2005).

Notes to the consolidated financial statements (continued)

(ii)  The promotional credit lines represent loans granted to BCP by Corporación Financiera de Desarrollo (COFIDE) and Banco Interamericano de Desarrollo (BID), to promote the development of Peru, have maturities between January of 2007 and December of 2021 and their interest rates fluctuated between 5.65 and 7.90 percent annual (between January as 2006 and December 2021 and their interest effective rate fluctuated between 4.41 and 7.25 percent annual as of December 31, 2005). These credit lines are secured by a loan portfolio amounting to US$177.9 and US$212.1 million as of December 31, 2006 and 2005, respectively. These lines include covenants specifying the use of the funds, financial conditions that the borrower must maintain and other administrative matters. In Management’s opinion, these covenants do not limit the Group’s operations and the Group is in compliance at the balance sheet date.

(iii)  As of December 31, 2005, the Group had BCRP - Repo transactions with the Peruvian Central Bank (BCRP), which earned annual interest rates between 3.23 and 3.32 percent, with 3 day maturities.

(b)           Borrowed funds -

The balance of the borrowed funds corresponds to the following operations:

	2006	2005
	US$(000)	US$(000)

CCR Inc. MT-100, Payment rights master Trust -
2005 Series A and B (i)	280,000	280,000
2006 Series A (ii)	90,612	-

Total	370,612	280,000

(i)    Amount represents the loan transaction made by the BCP in November 2005 for US$230.0 million, related to Series 2005-A Floating Rate Certificates due 2012, and US$50.0 million related to Series 2005-B Floating Rate Certificates due 2009. The loan is secured by the collection of BCP’s future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct correspondent bank to make a payment of a certain amount to a beneficiary that is not a financial institution. In this transaction, Wilmington Trust Company acted as Trustee under the trust agreement and Bank of New York as Indenture Trustee and administrator of the contract. The certificates bear a variable interest rate of one month Libor plus 0.21 percent for the 2005-A Series and one month Libor plus 0.60 percent for the Series 2005-B. As of December 31, 2006 and 2005, the balance of this obligation amounts to US$280.0 million. A portion (70 percent), of the loan, subject to variable interest rate risk, has been hedged through an interest rate swap hedge operation for a notional amount of US$196.0 million, note 20(d).

Notes to the consolidated financial statements (continued)

In addition, for the US$100.0 million of the Series 2006-A and the US$230.0 million of the Series 2005-A, BCP has signed an insurance policy with AMBAC Assurance Corporation, which guarantees the timely payment of scheduled principal and certain accrued interest to pay the monthly payments with maturities through November 2016 and November 2012, respectively. The insurance policy cost is equivalent to an annual fixed interest rate of 0.80 and 0.75 percent of the principal, that is recorded as part of the interests cost.

(ii)  Amount represents the loan transaction made by the BCP in March 2006 for US$100.0 million, related to Series 2006-A Floating Rate Certificates due 2016. The loan is secured by the collection of BCP’s future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct correspondent bank to make a payment of a certain amount to a beneficiary that is not a financial institution. In this transaction, Wilmington Trust Company acted as Trustee under the trust agreement and Bank of New York as Indenture Trustee and administrator of the contract. The certificates bear a variable interest rate of one month Libor plus 0.29 percent. As of December 31, 2006, the balance of this obligation amounts to US$90.6 million.

The loans obtained by the Group include “covenants” which in Management’s opinion, the Group is in compliance at the consolidated balance sheet date.

(c)           As of December 31, 2006 and 2005, maturities of due to bank and correspondents and borrowed funds are shown below, based in the remaining period to the repayment date:

Due to bank and correspondents	2006	2005
	US$(000)	US$(000)

Up to 3 months	279,802	864,966
From 3 months to 1 year	126,447	13,271
From 1 to 3 years	23,457	20,963
From 3 to 5 years	22,001	28,402
More than 5 years	114,215	93,693

Total	565,922	1,021,295

Borrowed Funds	2006	2005
	US$(000)	US$(000)

From 1 to 3 years	61,217	8,025
From 3 to 5 years	166,817	124,139
More than 5 years	142,578	147,836

Total	370,612	280,000

(d)       As of December 31, 2006, the Group has credit lines granted by several local and foreign financial institutions amounted to US$ 1,162.5 million (US$787.3 million as of December 31, 2005) that are available for future operating activities or to settle capital commitments.

15.	Technical, insurance claims reserves and reserves for unearned premiums

This item is made up as follows:

	2006
	Technical reserves	Reserves for direct claims	Claims assumed	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	442,172	41,932	794	484,898
Property and casualty insurance	67,640	39,429	2,164	109,233
Health insurance	15,029	19,053	8	34,090

Total	524,841	100,414	2,966	628,221

	2005
	Technical reserves	Reserves for direct claims	Claims assumed	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	383,158	35,792	1,047	419,997
Property and casualty insurance	63,976	30,125	565	94,666
Health insurance	16,292	15,139	-	31,431

Total	463,426	81,056	1,612	546,094

Notes to the consolidated financial statements (continued)

The reserves for claims represent the reported claims and the reserve for the incurred and non-reported claims by the policyholders chargeable to the Group and its Subsidiaries. The reported claims are adjusted on the basis of the technical reports received from the adjusters. The claims to be paid by the reinsurers and coinsurers are shown as ceded claims.

The reserves for direct claims include reserves for incurred and non-reported claims for the three types of risks that the Group manages; such amounts at December 31, 2006 were US$ 27.6 million (US$24.2 million as of December 31, 2005), of which US$ 11.7 million correspond to life risks, US$8.2 million to property and casualty and US$ 7.7 million to health risks (US$8.7, US$3.8 and US$11.7 million, respectively, as of December 31, 2005). The IBNR reserves for property and casualty and health risks have been determined on the basis of the Bornhuetter - Ferguson methodology - BF, which is applied to compare statistical occurrences of claims, excluding payments made to the policyholders.

During 2006 and previous years, the differences between the estimations for the incurred and non-reported claims and the liquidated and pending liquidation claims have not been significant. In the case of property and casualty and health risks, the amounts provisioned are greater than the liquidated claims and those pending liquidation by a percentage that does not exceed 10% of the reserve.

The movement for the years 2006 and 2005 of technical and insurance claims reserves is as follows:

(a)          Reserves for insurance claims:

	2006
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	36,839	30,690	15,139	82,668
Claims	52,713	60,285	89,797	202,795
Payments	(49,369)	(49,386)	(86,119)	(184,874)
Translation result	2,543	4	244	2,791

Final balance	42,726	41,593	19,061	103,380

Notes to the consolidated financial statements (continued)

	2005
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	35,846	29,293	11,561	76,700
Claims	41,650	56,539	93,115	191,304
Payments	(38,732)	(54,660)	(89,537)	(182,929)
Translation result	(1,925)	(482)	-	(2,407)

Final balance	36,839	30,690	15,139	82,668

(b)         Technical Reserves:

	2006
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	383,158	63,976	16,292	463,426
Accretion expenses and other	12,683	-	-	12,683
Unearned premium reserves and annual variation, net	-	3,664	(1,263)	2,401
Insurance subscriptions	60,227	-	-	60,227
Payments	(23,356)	-	-	(23,356)
Translation result	9,460	-	-	9,460

Final balance	442,172	67,640	15,029	524,841

Notes to the consolidated financial statements (continued)

	2005
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	322,629	59,624	12,703	394,956
Accretion expenses and other	14,832	-	-	14,832
Unearned premium reserves and annual variation, net	-	4,352	3,589	7,941
Insurance subscriptions	70,366	-	-	70,366
Payments	(19,130)	-	-	(19,130)
Translation result	(5,539)	-	-	(5,539)

Final balance	383,158	63,976	16,292	463,426

As of December 31, 2006 and 2005, no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of annuities, disability and survivor reserves as of December 31, 2006 and 2005, were the following:

Modality	Mortality Table	Technical rates
Life immediate annuity	RV2004 and B - 85	3% - 5.45%

Dead an Disability Pension System insurance	RV 85 MI - 85H y 85M	3%

Individual Life	SOC 80 adjustable	4% - 5%

The mortality tables are recommended by the regulators in Peru.

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks, the main variables at the balance sheet date being the interest rates and the mortality tables. The Group has evaluated the changes of the reserves related to life insurance (Life immediate annuities) of +/- 100 bps of the interest rates and of +/- 5% of the mortality factors, being the results as follows:

Notes to the consolidated financial statements (continued)

		Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage
	US$ (000)	US$ (000)%

Portfolio in US$ - Basis amount	251,036
Changes in interest rates: + 100 bps	228,443	(22,593)	(9.00)
Changes in interest rates: - 100 bps	277,843	26,807	10.68
Changes in Mortality tables to 105%	248,278	(2,758)	(1.10)
Changes in Mortality tables to 95%	253,951	2,915	1.16

		Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage
	US$ (000)	US$ (000)%

Portfolio in S/ - Basis amount	9,491
Changes in interest rates: + 100 bps	8,540	(951)	(10.02)
Changes in interest rates: - 100 bps	10,643	1,152	12.14
Changes in Mortality tables to 105%	9,462	(29)	(0.31)
Changes in Mortality tables to 95%	9,529	38	0.40

The effect of the changes previously indicated, is not significant to the net income and net equity attributed to Credicorp´s shareholders

Notes to the consolidated financial statements (continued)

16.      Bonds and subordinate notes issued

(a)           This item is made up as follows:

	Weighted average annual interest rate
	2006	2005	Maturity	2006	2005
	%	%		US$(000)	US$(000)
Bonds -
Corporate bonds (i)	6.23	5.89	Between January 2007 and March 2013	90,173	86,413
Leasing bonds (ii), (iii)	5.53	5.59	Between January 2007 and November 2010	177,952	219,564
Mortgage bonds (iii)	7.70	7.70	Between January 2007 and April 2012	23,610	27,620
Subordinated bonds	6.89	6.83	Between August 2007 and October 2013	96,758	92,014
				388,493	425,611

Subordinated notes -
Subordinated negotiable certificates notes (iv)				120,000	-
				508,493	425,611

Interest payable				4,079	3,613

Total				512,572	429,224

Notes to the consolidated financial statements (continued)

(i)            During 2006, the bank issued corporate bonds, for US$ 47.2 million (US$35.0 million during 2005) and redeemed bonds for US$43.4 million (US$24.0 million during 2005) representing a net increase of US$ 3.8 million (US$11.0 million during 2005). The details of the new issuance are the following:

Issue 2006	Amount	Currency	Maturity
	US$(000)

Sixth issuance - Series B	6,258	Peruvian	08/08/2008
Sixth issuance - Series A	6,258	Peruvian	27/02/2008
Eight issuance - Series B	10,951	Peruvian	06/09/2010
Eight issuance - Series C	7,822	Peruvian	21/09/2010
Eight issuance - Series D	5,006	Peruvian	11/10/2010
Ninth issuance - Series B	7,822	Peruvian	03/03/2011
Tenth issuance - Series B	3,129	Peruvian	24/03/2013
Total	47,246
Issue 2005	Amount	Currency	Maturity
	US$(000)

Third issuance - Series B	8,746	Peruvian	29/05/2007
Seventh issuance - Series A	4,373	Peruvian	21/11/2009
Seventh issuance - Series B	5,831	Peruvian	21/11/2012
Eight issuance - Series A	5,831	Peruvian	24/11/2008
Ninth issuance - Series A	5,831	Peruvian	24/11/2010
Tenth issuance - Series A	4,373	Peruvian	06/12/2008

Total	34,985

(ii)          In 2005, Crédito Leasing S.A., a subsidiary of Credicorp, issued the Third Program of Leasing Bonds Series “A” and “B” amount to US$15.0 million and US$25.0 million with maturities between February 2007 and July 2008, respectively. Likewise, during 2006, Crédito Leasing S.A. redeemed bonds for US$41.6 million (US$40.9 million during 2005).

(iii)          Leasing and mortgages bonds are collateralized by the fixed assets financed by the Group with these resources.

(iv)         On August, 2006, the Board or Directors of BCP approved the issuance of subordinated debt of up to US$175 million, with the aim to meet the requirement of the regulatory capital of the Group in Peru. The issuance will be realized in parts in 2006 and 2007 on the international and local market.
In November 2006, BCP through its Panama branch, issued Subordinated Negotiable Certificates Notes amounted to US$120 million on the international market with maturity on 2021. These certificates accrued a fixed annual interest rate of 6.95 percent for the first 10 years (until November 2016), with payment each six months. After the first 10 years, the interest rate is change to a variable interest rate, established as Libor plus 2.79 percent, with quarterly payments. At the end of the first 10 years, the Bank can redeem 100 percent of the debt, without penalties. This subordinated debt has certain financial and operating covenants which in Management’s opinion, the Group is in compliance at the consolidated balance sheet date.

Notes to the consolidated financial statements (continued)

(b)          The bonds and subordinate bonds issued as of December 31, 2006 and 2005, classified by maturity are shown below:

	2006	2005
	US$(000)	US$(000)

Up to 3 months	19,316	-
From 3 months to 1 year	56,701	43,488
From 1 to 3 years	177,873	246,254
From 3 to 5 years	110,224	92,167
Over 5 years	144,379	43,702

Total	508,493	425,611

17.      Equity

(a)          Capital stock -

            As of December 31, 2006, 2005 and 2004, 94,382,317 shares of capital stock were issued with a par value of US$5 per share.

(b)          Treasury stock -

            Treasury stock corresponds to the par value of Credicorp’s shares owned by the Group’s companies, which amounts 14,620,842 shares as of December 31, 2006 and 2005. The difference of US$113.4 million, between the acquisition cost of US$186.5 million and their par value (US$73.1 million), is recorded as a reduction of the “Capital surplus”.

Notes to the consolidated financial statements (continued)

(c)           Reserves -

            In accordance with the local laws that regulate financial and insurance activities of the Group’s subsidiaries in Peru, a reserve of up to at least 35 percent of their paid-in capital is required to be established through annual transfers of at least 10 percent of net income. As of December 31, 2006 and 2005, these reserves were approximately US$214.8 and US$209.3 million respectively.

The Shareholders Meeting dated on October 26, 2006 agreed to transfer from “retained earnings” to “other reserves” an amount of US$210.4 million.

(d)           Dividends distribution -

           During 2006, 2005 and 2004, Credicorp paid cash dividends amount to approximately US$87.7, US$63.8 and US$31.9 million, respectively.

            Credicorp has declared a cash dividend of US$1.30 per Common Share for a total amount of approximately US$122.7 million, corresponding to the results of 2006, which was distributed on May 7, 2007.

            In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. The dividends paid by the Peruvian subsidiaries to Credicorp are subject to a withholding tax of 4.1 percent.

(e)           Equity for legal purposes (Regulatory capital) -

           As of December 31, 2006 and 2005, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately US$1,008.0 and US$915.0 million, respectively. This regulatory capital has been determined in accordance with the Superintendencia de Banca, Seguros y AFP del Perú regulations in force as of such dates. According to the Superintendencia de Banca, Seguros y AFP regulations, the Group’s regulatory capital exceeds in approximately US$157.0 million the minimum regulatory capital required as of December 31, 2006 (approximately US$166.6 million as of December 31, 2005).

18.	Taxes

(a)          Credicorp is not subject to any type of income taxes, nor taxes on capital gains, equity or property. The Peruvian subsidiaries are subject to corporate taxation on income under the Peruvian Tax system. The statutory income tax rate payable in Peru is 30 percent of taxable profits in 2006, 2005 and 2004.

           ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands nor Panama. For the years ended December 31, 2006, 2005 and 2004, no taxable profits were generated from its operations in the United States of America.

Notes to the consolidated financial statements (continued)

A reconciliation of the differences between the statutory income tax rate and the effective tax rate for the Group is shown as follows:

	2006	2005	2004
	%	%	%

Peruvian statutory tax rate	30.00	30.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of subsidiaries not domiciled in Peru	4.08	1.05	1.60
(ii) Non-taxable costs (income), net	(4.86)	(6.23)	(3.86)
(iii) Translation results not considered for tax purposes	(3.96)	2.58	(3.42)

Effective income tax rate	25.26	27.40	24.32

(b)          The deferred income tax has been calculated on all temporary differences applied at an income tax rate of 30 percent. The income tax expense analysis as of December 31, 2006, 2005 and 2004, is as follows:

	2006	2005	2004
	US$(000)	US$(000)	US$(000)

Current -
Peruvian	85,413	80,630	49,386
In other countries	2,960	4,418	2,436
	88,373	85,048	51,822

Deferred -
Peruvian	(4,786)	(11,502)	(6,325)

Total	83,587	73,546	45,497

Notes to the consolidated financial statements (continued)

(c)          The following table shows a summary of the Group’s deferred income taxes:

	2006	2005
	US$(000)	US$(000)

Assets
Allowance for loan losses, net	13,642	12,177
Stock appreciation rights provision	11,047	6,428
Reserve for sundry risks, net	3,412	6,788
Tax loss carry-forward	3,244	3,287
Non-accrued interest	1,830	1,613
Other	4,841	2,673
Deferred income tax asset	38,016	32,966

Liabilities
Unrealized net gains	(28,330)	(19,094)
Intangibles assets, net	(26,168)	(592)
Leasing operations, net	(2,758)	(3,257)
Fixed assets, net	(2,304)	(5,369)
Other (includes assets seized)	(6,250)	(2,422)
Deferred income tax liability	(65,810)	(30,734)

Net deferred income tax liability (asset)	(27,794)	2,232

A portion of the Group’s deferred tax asset arises from part of the provisions for sundry risks and for loan losses, which are not deductible for income tax purposes until they comply with all the requirements established by the tax authorities. Therefore, the Group has recorded an accumulated deferred tax asset to reflect the future tax benefit of the deduction of these provisions.

Credicorp and its Subsidiaries have recorded deferred income taxes directly in other reserves in the statement of changes in equity of US$9.2, US$1.5 and US$10.4 million, for 2006, 2005 and 2004, respectively. Such amounts represent the income tax effects of unrealized gains and losses on securities available for sale. Likewise, in 2006, the Group has registered the deferred tax liability corresponding to the acquisition of AFP Union Vida (note 2(a)) by approximately US$25.6 million.

(d)          The Peruvian tax authorities have the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries up to four year after its presentation. The most important subsidiaries subject to these reviews are BCP and PPS. In BCP, the fiscal years 2001, 2002 and 2003, have been reviewed by the tax authorities. As a result of such revisions, no significant additional taxes have arisen in excess of the previously accounted for in the Group consolidated financial statements.

Notes to the consolidated financial statements (continued)

            The years 2004 to 2006 for BCP and PPS, are pending of review. Any additional tax arising as a result of the tax authority examination will be charged to income in the year when such tax is determined. At present, it is not possible to estimate the adjustments that the tax authorities may determine; however, in Management’s opinion, it is not expected that any additional assessments will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2006 and 2005.

19.	Stock appreciation rights

As indicated in note 3(t), Credicorp has granted stock appreciation rights (SARs) to certain key executives and employees who have at least one year’s service in Credicorp or any of its subsidiaries. The SARs expire after eight years and 25 percent of them may be exercised during each of the first four years of the plan.

At the end of the fourth year and until the expiration date of the SARs, all of the unexercised SARs may be exercised at any time. As of December 31, 2006 and 2005, 948,925 and 662,200 SARs had been exercised under this plan for an approximate amount of US$29.3 and US$9.6 million, as of December 31, 2006 and 2005, respectively, plus the income tax or behalf of the executives and employees that is assumed by the Group and corresponds 30 percent of the amount paid.

The number of SARs issued and not exercised as of December 31, 2006 and 2005 and the prices of such rights as of said dates are as follows:

Year of issuance	Number of outstanding SARs issued as of December 31, 2006	Number of Vested SARs as of December 31		Exercise price
		2006	2005	2006	2005
				US$	US$

1999	-	-	110,000	7.64	8.34
2000	68,750	68,750	187,250	8.80	9.50
2001	81,500	81,500	192,550	5.60	6.30
2002	117,500	117,500	285,225	7.28	7.98
2003	220,000	220,000	359,844	8.47	9.17
2004	352,750	317,984	294,375	11.29	11.99
2005	457,600	281,038	229,688	16.30	17.00
2006	560,250	215,156	-	25.62	-
	1,858,350	1,301,928	1,658,932

Notes to the consolidated financial statements (continued)

Credicorp’s Management has estimated the fair value of the SARs as of December 31, 2006 and 2005, using the binomial option pricing model, with assumptions obtained from the relevant available market information, including the assuming for practical purposes that all contracts can only be exercised at the end of their term. The key assumptions used are as follows:

Key assumptions	2006	2005

Expected volatility	31.31%	28.24%
Risk free interest rate	1.05%	1.04%
Expected lifetime	5.05 years	4.70 years
Quoted price of Credicorp shares	US$40.94	US$22.79

The movement of the SARs for the years 2006 and 2005 are as follows:

	2006			2005
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1st	2,201,275	1,658,932	22,813	2,278,475	1,759,601	11,700
Granted and vested	621,000	600,046	12,838	585,000	561,531	7,448
Exercised	(948,925)	(948,925)	(29,292)	(662,200)	(662,200)	(9,614)
Decrease	(15,000)	(8,125)	(232)	-	-	-
Increase in fair value	-	-	32,634	-	-	13,279
Balance as of December 31	1,858,350	1,301,928	38,761	2,201,275	1,658,932	22,813

In accordance with the signed contracts, Credicorp assumes the payment of the income tax of this benefit on behalf of its executives and employees, which corresponds to 30 percent of the benefit. Credicorp estimates the amount over the basis of the liability recorded for the vested benefits and records it in the same caption of this plan.

The liabilities recorded for this plan are included in “Payroll taxes, salaries and other personnel expenses”, in the caption “Other liabilities” of the consolidated balance sheets (note 11 (a)); and the expenses in the caption “Personal expenses” on the consolidated income statements. In 2006, 2005 and 2004, the SARs prices were modified and informed to the executives of the Group.

Notes to the consolidated financial statements (continued)

In the fiscal year 2006, the Group signed a contract with Citigroup by which has acquired certificates linked to the yield of Credicorp’s shares, to obtain an economic hedge of the SARs granted to its executives and employees, note 11(c).

20.	Off-balance sheet accounts

(a)           This item is made up as follows:

	2006	2005
	US$(000)	US$(000)

Contingent credits -
Guarantees and stand by letters (c)	1,204,500	982,044
Import and export letters of credit (c)	250,876	238,902
	1,455,376	1,220,946

Responsibilities under credit lines agreements (e)	814,746	531,816
Forward contracts - sell (d)	561,111	654,841
Forward contracts - buy (d)	(592,081)	(343,897)
Swap contracts (d)	543,041	572,160

Total	2,782,193	2,635,866

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

The exposure to losses under commitments to guarantees, stand by letters, extend credit, provide export and import letters of credit and guarantees is represented by the contractual amount specified in these instruments. The Group applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including the requirement to obtain collateral to support off-balance sheet financial instruments (note 7(a)) when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

           Because the fact that many of the contingent transactions are expected to expire without any performance being required, the total committed amounts do not necessarily represent future cash requirements.

Notes to the consolidated financial statements (continued)

(c)
Export and import letters of credit and guarantees and stand by letters are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Export and import letters of credit are mainly issued as credit enhancements for overseas commercial transactions. Risks associated with these credits are reduced by the participation of third parties.

(d)
As of December 31, 2006 and 2005, Credicorp has foreign currency forwards derivatives and a minor position on options for exchange rates (the total amount as of December 31, 2006 is US$8.7 million). Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed and the change in the prices of the underlying currencies. As of December 31, 2006 and 2005, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$1,153.2 million and US$998.7 million, respectively, which have maturities of less than a year. These agreements are executed to satisfy client requirements and are recognized in the financial statements at their fair market value. As of December 31, 2006, the forward contracts net position is an overbuy of U.S. Dollars of approximately US$31.0 million (oversell of approximately US$310.9 million as of December 31, 2005).

Interest rate swaps are derivatives contracts, where counter parties exchange variable interest rates for fixed interest rates, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2006, the notional amount of open interest rate swap contracts was approximately US$543.0 million (approximately US$572.2 million as of December 31, 2005). These contracts are recorded at fair value, recording both realized and unrealized gains and losses in the consolidated income statements.

As of December 31, 2006, the Group held one interest rate swap contract for a notional amount of US$196.0 million designated as a cash flow hedge, because it reduces the exposure to the variable interest rate risk of a portion of the loan transaction entered by the Group on November 2005, note 14(b). In accordance with the hedge operation, the Group pays a fixed rate of 4.57 percent and receives a variable rate equal to the monthly Libor interest rate over the notional amount and the settlements are made on a monthly basis; the instrument matures November 2012. The loan and the interest rate swap have the same critical terms.

The fair value of the asset and liability forward contracts and swaps as of December 31, 2006 amounted approximately US$19.1 and US$7.8 million, respectively (approximately US$8.8 and US$8.0 million as of December 31, 2005) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively, note 11. As of December 31, 2006 and 2005, the fair value of the cash flow hedge amounts to US$2.9 and US$1.6 million, respectively, and is recorded in the net equity.

(e)
The responsibilities under credit line agreements do not correspond to commitment of obtain credit; and includes credit lines and other consumer loans that are cancelable upon notification to the consumer.

Notes to the consolidated financial statements (continued)

21.	Net premiums earned

Premiums earned net of insurance contract ceded to re-insurer for the three years ended December 31, 2006, 2005 and 2004 are as follows:

	Gross Premiums (*)	Ceded to reinsurers and coinsurers, net	Assumed from other companies, net	Net premiums earned	Percentage of amount assumed on net premiums
	US$(000)	US$(000)	US$(000)	US$(000)%

As of December 31, 2006
Life insurance	66,477	(2,923)	1,228	64,782	1.90
Accident and health insurance	111,295	(2,377)	1,526	110,444	1.38
Property and casualty insurance	138,964	(64,767)	1,838	76,035	2.42

Total premiums	316,736	(70,067)	4,592	251,261	1.83

As of December 31, 2005
Life insurance	46,239	(2,537)	965	44,667	2.16
Accident and health insurance	111,785	(2,745)	1,531	110,571	1.38
Property and casualty insurance	126,377	(61,133)	(1,527)	63,717	(2.40)

Total premiums	284,401	(66,415)	969	218,955	0.44

As of December 31, 2004
Life insurance	35,998	(2,865)	683	33,816	2.02
Accident and health insurance	108,739	(2,947)	1,481	107,273	1.38
Property and casualty insurance	107,937	(60,131)	3,777	51,583	7.32

Total premiums	252,674	(65,943)	5,941	192,672	3.08

(*)	Includes the annual variation of the technical and unearned premiums reserves.

Notes to the consolidated financial statements (continued)

22.	Net claims incurred for property and casualty, life and health insurance contracts

The expenses for claims at December 31, 2006, 2005 and 2004 include the following items:

	2006
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	52,713	60,285	89,797	202,795
Ceded claims	(823)	(13,698)	(1,752)	(16,273)

Net insurance claims	51,890	46,587	88,045	186,522

	2005
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	41,650	56,539	93,115	191,304
Ceded claims	(870)	(13,970)	(964)	(15,804)

Net insurance claims	40,780	42,569	92,151	175,500

	2004
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	40,625	52,707	81,198	174,530
Ceded claims	(1,954)	(17,916)	(335)	(20,205)

Net insurance claims	38,671	34,791	80,863	154,325

Notes to the consolidated financial statements (continued)

23.	Other income and expenses

The items are made up as follow:

	2006	2005	2004
	US$(000)	US$(000)	US$(000)

Other income
Income (loss) from the sale of assets seized	9,244	6,202	(3,411)
Real estate rental income	3,031	1,941	1,224
Recoveries of other accounts receivable and other assets	1,763	4,512	1,429
Valuation of indexed certificates Citigroup, note 11 (c)	3,521	-	-
Other	8,638	8,916	8,863

Total other income	26,197	21,571	8,105

Other expenses
Commissions in insurance	25,555	19,289	19,693
Sundry technical insurance expenses	10,910	8,183	5,931
Provision for sundry risks, note 11(e)	6,461	5,567	9,819
Provisions for other account receivables	3,163	7,112	1,435
Loss (gain) from sale of fixed assets	(169)	(1,875)	4,525
Loss from fake currencies	-	1,960	-
Other	6,798	6,509	1,466

Total other expenses	52,718	46,745	42,869

24.	Earnings per share

The net earnings per ordinary share have been determined over the net income attributable to equity holders of Credicorp as follows:

	2006	2005	2004

Number of shares in issue:
Ordinary shares, note 17(a)	94,382,317	94,382,317	94,382,317
Less - weighted average treasury shares, note 17(b)	(14,620,842)	(14,620,842)	(14,624,392)
Weighted outstanding average number of ordinary shares	79,761,475	79,761,475	79,757,925

Net income attributable to equity holders of Credicorp (in thousands of U.S. dollars)	230,013	181,885	130,747

Basic and diluted earnings per share for net income attributable to equity holders of Credicorp (in U.S. Dollars)	2.88	2.28	1.64

Notes to the consolidated financial statements (continued)

25.	Business segments

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

In addition the Group, since 2005, maintains activities related to pension fund management, note 2(a). Other operations of the Group comprise brokerage, fund management and trusteeship.

Transactions between the business segments are realized on normal commercial terms and conditions.

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by industry (primary segment) and geographical area (secondary segment) for the three years ended December 31, 2006, 2005 and 2004:

(i)	Business segments by industry (amount expressed in million of U.S. Dollars):

	External income	Income from other segments	Eliminations	Total income (*)	Operating income (**)	Total assets	Fixed assets	Depreciation and amortization	Other provisions (***)

2006
Banking	975	24	(24)	975	447	11,090	197	36	(2)
Insurance	316	2	(2)	316	115	989	47	4	-
Pension funds	23	-	-	23	-	227	11	10	-
Brokerage and other	58	1	(1)	58	1	576	-	-	-
Total consolidated	1,372	27	(27)	1,372	563	12,882	255	50	(2)

2005
Banking	712	11	(11)	712	400	9,893	199	35	11
Insurance	219	14	(14)	219	80	786	46	3	-
Pension funds	-	-	-	-	-	18	2	1	-
Brokerage and other	166	3	(3)	166	3	339	1	-	-
Total consolidated	1,097	28	(28)	1,097	483	11,036	248	39	11

2004
Banking	671	25	(25)	671	346	8,083	215	38	(2)
Insurance	193	10	(10)	193	73	700	31	3	-
Pension funds	-	-	-	-	-	-	-	-	-
Brokerage and other	115	4	(4)	115	2	305	1	1	-
Total consolidated	979	39	(39)	979	421	9,088	247	42	(2)

Notes to the consolidated financial statements (continued)

(ii)	Segment information by geographical area (amounts expressed in million of U.S. Dollars):

	2006			2005			2004
	Total income (*)	Operating income (**)	Total assets	Total income (*)	Operating income (**)	Total assets	Total income (*)	Operating income (**)	Total assets

Peru	1,131	518	9,271	947	438	8,336	809	352	6,566
Panama	55	7	839	28	3	593	20	3	293
Cayman Islands	81	14	1,364	55	13	1,238	52	20	1,004
Bolivia	62	28	654	50	23	493	45	24	459
Colombia	-	-	-	-	-	-	51	19	411
United States of America	43	(4)	754	17	6	376	2	3	355
Total consolidated	1,372	563	12,882	1,097	483	11,036	979	421	9,088

(*)	Include total interest and dividend income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Correspond to reserves for assets seized and the allowance for loan losses.

Notes to the consolidated financial statements (continued)

26.	Financial instruments

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

Notes to the consolidated financial statements (continued)

Liquidity risk -

The Group is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loans draw-downs, guarantees and other calls. The Group does not maintain cash resources to meet all of these needs, as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Management of the Group’s subsidiaries sets limits on the minimum proportion of funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demands.

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

The insurance companies of the Group are exposed to requirements of cash available, mainly for contracts of insurance claims of short term. The liquidity risk is the risk that the cash may not be available to pay obligations at their maturity at a reasonable cost. The Group settles limits over the minimal proportion of the maturity funds available to meet these requirements and in a minimal level of credit lines available to cover the maturity and unexpected claims.

The insurance companies of the Group control the liquidity risk through the exposure of the maturity of their assets and liabilities. Therefore, the investment plan has been structured according the maturities in order to hedge the risk of fund requirements to cover insurance claims and others, in addition to the Group support.

The notes to the financial statements include an analysis of the main assets and liabilities of the Group by maturities based on contractual maturity dates.

Cash flow and fair value risk due to changes in the interest rates -

Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

Notes to the consolidated financial statements (continued)

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

Resources for investing are mainly obtained from short-term liabilities, the interests of which are agreed at fixed and variable interest rates prevailing in the international markets. Loans, customer deposits and other financing instruments are subject to risks derived from interest rate fluctuations. The relevant contract maturity characteristics and interest rates of such financial instruments are disclosed in notes 7, 13, 14 and 16.

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

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2006 and 2005, the Group’s assets and liabilities by currencies were as follows:

	2006				2005
	U.S. Dollars	Peruvian currency	Other currencies	Total	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	2,250,111	396,238	87,181	2,733,530	2,337,939	268,416	54,460	2,660,815
Trading securities	14,144	30,800	192	45,136	39,045	21,740	-	60,785
Available-for-sale investments	1,493,043	1,904,535	53,133	3,450,711	1,583,201	1,218,424	9,080	2,810,705
Loans, net	4,181,558	1,492,681	62,583	5,736,822	3,758,385	1,032,481	25,894	4,816,760
Other assets	269,504	129,268	6,242	405,014	192,148	121,348	4,277	317,773
	8,208,360	3,953,522	209,331	12,371,213	7,910,718	2,662,409	93,711	10,666,838

Monetary liabilities -
Deposits and obligations	(6,098,199)	(2,588,864)	(151,928)	(8,838,991)	(5,315,364)	(1,684,149)	(93,915)	(7,093,428)
Due to bank and correspondents and borrowed funds	(883,979)	(53,193)	(4,429)	(941,601)	(728,161)	(573,665)	(1,545)	(1,303,371)
Bonds issued	(334,608)	(177,964)	-	(512,572)	(278,461)	(150,763)	-	(429,224)
Other liabilities	(662,946)	(378,473)	(13,178)	(1,054,597)	(615,561)	(293,732)	(8,804)	(918,097)
	(7,979,732)	(3,198,494)	(169,535)	(11,347,761)	(6,937,547)	(2,702,309)	(104,264)	(9,744,120)
	228,628	755,028	39,796	1,023,452	973,171	(39,900)	(10,553)	922,718
Forwards position, net	30,970	(22,368)	(8,602)	-	(310,946)	310,946	-	-
Net monetary position	259,598	732,660	31,194	1,023,452	662,225	271,046	(10,553)	922,718

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

As of December 31, 2006, Group’s management has estimated that the maximum credit risk at which is exposed the Group amounts to approximately US$11,541.2 million (US$9,602.8million as of December 31, 2005), which comprise financial assets subject to credit risk, including mainly deposits in banks, trading securities, investments available-for-sale, loans and indirect loans, without taking into consideration the market value of the guarantee or collateral. The exposure for any specific part, including banks, is further structured by sub-limits covering on and off-balance sheet exposures, and daily delivery risk limits to trading items such as forward foreign exchange contracts. Real exposures against limits are monitored daily.

Risk of the insurance activity -

The risk under any insurance contract is the possibility that the insured event occurs and the uncertainty of the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable.

For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This could occur because the frequency or severity of claims and benefits are greater than estimated. Insurance events are random and the actual number and amount of claims and benefits will vary from year to year from the level established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted within each of theses categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome.

Notes to the consolidated financial statements (continued)

Factors that aggravate insurance risk include lack of risk diversification in terms of type and amount of risk, geographical location and type of industry covered.

The Group is liable for all insured events that occurred during the term of the contract, even if the loss is discovered after the end of the contract term. As a result, liability claims are settled over a long period of time and a larger element of the claims provision relates to incurred but non-reported claims (IBNR). There are several variables that affect the amount and timing of cash flows from these contracts. These mainly relate to the inherent risk of the business activities carried out by individual contract holders and the risk management procedures they adopted.

The estimated cost of claims includes direct expenses to be incurred in settling claims, net of the expected subrogation value and other recoveries. The Group takes all reasonable steps to ensure that it has appropriate information regarding its claims exposures. The liability for these contracts includes a provision for reported claims not yet paid and a provision for unexpired risks at the balance sheet date.

However, given the uncertainty in establishing claims provisions, it is likely that the final outcome will prove to be different from the original liability established. This could occur as the frequency or severity, or both, of the claims and benefits are greater than the calculated. In the particular case of the survival business life (life annuities), the risk assumed by the Group consists in that the real life expectancy of the insured population is greater than the estimated at the time of issuing the policy, which would mean there would be a deficit in the reserves to carry out the pension payments.

The factors considered in the evaluation of insurance risks are the frequency and severity of the claims, the sources of uncertainty in the calculation of payments for future claims and the mortality tables for life insurance.

For this reason, for life insurance, the Group estimates conservatively and carries out a careful selection of the risks at the moment of issuing the policies to estimate the degree of risk that each policyholder presents.

At the renewal of the policies, the terms and conditions are revised according to risk changes and its results (claims past experience) and the Company may impose deductibles and other conditions in order to mitigate the risks. The insurance companies are responsible for all insured events that occurred during the duration of the contract even if the final amount of the loss is determined after the contract period.

The subsidiaries of the Group that operate in the insurance segment have automatic reinsurance coverage contracts that protect them against frequency and severity losses. The reinsurance includes coverage for excess claims and catastrophes. The objective of the reinsurance is that the total net insurance loss does not affect the net worth and liquidity of the Company in any given year.

In addition to the total Company’s reinsurance program, it is possible to buy additional reinsurance protection under the automatic or facultative (voluntary) contract modality and for any situation the risk evaluation process considers it necessary.

Notes to the consolidated financial statements (continued)

The treatment of benefits as well as the sufficiency of the reserves is a principal concern of the insurance management. The technical reserves are estimated by actuaries of the insurance segment and are reviewed by independent experts. The insurance segment permanently monitors the claim trends, which allows estimates to be carried out for incurred and non-reported claims based on recent information. These estimations are also reviewed by independent experts.

In reference to reinsurance risks, the policy of the Group is to only enter into contracts with companies that are qualified as investment grade by qualified international ratings agencies.

The insurance products do not contain particularly relevant terms or clauses that could have a significant impact or represent important uncertainties to the cash flows of the insurance segment.

Fiduciary activities and management of investment and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties. The Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these financial statements. These services give rise to the risk that the Group will be accused of poor administration or under-performance.

As of December 31, 2006 and 2005, the assigned value of the financial assets under administration (in millions of U.S. Dollars) is as follows:

	2006	2005

Investments funds	1,124	829
Pension Funds	4,163	253
Equity managed	1,689	1,417

Total	6,976	2,499

27.	Fair value

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

Notes to the consolidated financial statements (continued)

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

•	Cash and due from banks represent cash and short-term deposits that do not represent significant credit or interest rate risks; in consequence, their book value is equivalent to their fair value.

•	Trading securities and available-for-sale investments are recorded at their estimated fair value on the consolidated balance sheet.

•
The fair value of loans is similar to their book value, because such loans are mainly of a short-term nature or with variable interest rates and are shown net of their respective allowance for loan losses, which are considered by the Management as the approximate recoverable amount at the date of the consolidated financial statements.

•
The fair value of deposits and obligations is similar to their book value; mainly because of their liquid nature and that the interest rates are comparable with the interest rates of other similar liabilities at the consolidated balance sheet date.

•
Due to banks and correspondents, borrowed loans, bonds and subordinated rates generate interest contracted at variable interest rates and/or preferred rates similar to the actual rates in the market. As a result, it is considered that their book value approximates their fair values.

•
As disclosed in note 20, the Group has various commitments to extend credit, open documentary credits and outstanding guarantees and has received guarantees in endorsement of the granted credits. Based on the level of fees currently charged from granting such commitments and open documentary credits, taking into account maturity and interest rates, together with the present creditworthiness of the counterparties, the difference between the book value and the fair value is not deemed to be material.

•
Except for currency forwards, options over exchange rates, interest rate swaps and the certificate indexed of Citigroup, as indicated in note 20(d), and 11(a), the Group does not enter into other agreements, generally described as derivative transactions. The Group records these derivatives in the consolidated balance sheets at their fair market value.

Based in the aforementioned analysis, as of December 31, 2006 and 2005, the management of the Group considers that book values of the financial instruments do not differ significantly from their estimated market value.

Notes to the consolidated financial statements (continued)

28.	Transactions with related parties

(a)
The consolidated financial statements of the Group as of December 31, 2006 and 2005 include the transactions with related parties of the companies mentioned in note 3(b). For its 2006 and 2005 financial statements, the Group defines related parties as related companies, the Board of Directors, the Group’s key executives (defined as the management of Credicorp’s Holding) and enterprises which are controlled by these individuals through their majority shareholding or their role as chairman or CEO in those companies.

(b)	The following table shows the main transactions with related companies as of December 31, 2006 and 2005:

	Related companies
	2006	2005
	US$(000)	US$(000)

Direct loans	70,636	48,533
Unrealized gain from investments	34,226	23,393
Investments available por sale	27,899	21,815
Deposits	25,074	21,305
Contingent operations	13,925	8,379
Interest income related to loans	2,097	1,991
Interest expense related to deposits	1,505	991
Derivatives (market value)	179	388
Other income	953	546

(c)
The loans, contingent operations and derivative contracts with related parties are made in accordance with the normal market conditions available to other customers. Outstanding loans balances at the year-end are granted by collaterals given by the related part. The loans to related companies as of December 31, 2006 had a maturity between January 2007 and August 2012 and an accrued interest average of 7.71%. As of December 31, 2006, the provision for doubtful debts due to related parties amounts to US$0.1 million (US$1.4 million as of December 31, 2005). This amount is established based on an assessment performed on a continuous basis in the financial position of the related party and the market where it operates.

Notes to the consolidated financial statements (continued)

(d)
As of December 31, 2006 and 2005, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company in Peru. As of December 31, 2006 and 2005, direct loans to employees, directors and key management amounts to US$59.5 and US$25.1 million, respectively and are paid monthly during their loan enforce and earn interest at similar market rates for these loans.

The Group does not maintain loans to the directors and key personnel which are guaranteed with shares of Credicorp or other companies of the Group.

(e)	The Group key executives compensation as of December 31, 2006 and 2005, comprises the following captions:

	2006	2005
	US$(000)	US$(000)

Stock appreciation rights, note 19	23,206	7,284
Salaries	4,824	4,357
Directors compensations	1,173	1,115
Other	6,962	2,185

Total	36,165	14,941

The Group key executives compensation comprises all the payments received by them, including the taxes assumed by the Group.

Notes to the consolidated financial statements (continued)

29.	Significant differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). A description of the significant differences between IFRS and U.S. generally accepted accounting principles (U.S. GAAP) are as follows:

(a)	Allowance for credit losses -

Management believes that there is no significant difference between the amount of the allowance for credit losses provided under IFRS and the required allowance that would be provided under U.S. GAAP. Management believes that the allowance for credit losses was adequate at December 31, 2006 and 2005 to cover any known losses and any losses that have not been specifically identified in the loan portfolio.

(b)	Investments in debt and equity securities -

The Group applied IAS 39 “Financial Instruments: Recognition and Measurement” to record its investments in debt and equity securities. The accounting treatment established by IAS 39 is similar to that required by SFAS 115, except as mentioned in paragraph (c) below.

The reconciling items included in paragraph (i) for the years 2006, 2005 and 2004 correspond to the reclassification of the unrealized gains and losses related to investments that are available-for-sale from “Other reserves” to “Other Comprehensive Income”.

(c)	Foreign exchange differences on available-for-sale debt securities -

Under IFRS, IAS 39 established that the exchange differences related to the amortized cost of all financial instruments categories, including available-for-sale debt securities, must be recorded in the income statement.

Under U.S. GAAP, EITF 96-15 , established that the change in the fair value of available-for-sale debt instruments due to changes in foreign currency exchange rates (including those related to the amortized cost) are carried in shareholder’s equity (other comprehensive income) and transferred to income upon sale or maturity of the instrument.

Until December 31, 2005, the Group did not consider this difference in its reconciliation from IFRS to U.S. GAAP. As result, the statements of “Income” and “Other Comprehensive income” for the years 2004 and 2005 below have been restated to present this difference, as shown in paragraphs (g), (h) and (i) below. This difference does not have any effect in shareholders’ equity.

In addition, the Group has determined that due to the exchange difference loss for the year 2005, there was an “Other-than-temporary impairment” on such investments of US$8,912. This amount has been included in the reconciliation adjustment in 2005.

Notes to the consolidated financial statements (continued)

This adjustment affects the caption “Translation Result” in the consolidated income statement prepared in accordance with IFRS.

(d)	Amortization of goodwill -

Since March 2004, Credicorp has adopted IFRS 3, “Business Combinations”; as a result the goodwill recorded has been amortized until December 31, 2004. In accordance with the disposals of IFRS 3, since January 1st, 2005, the Group has ceased the amortization of goodwill. The accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.

SFAS 142, “Goodwill and Other Intangibles” establishes that the goodwill should be assigned to a reporting unit, which is defined as an operating unit or a component of an operating unit. Also, the goodwill is not subject to amortization since December 31, 2001, and should be tested for impairment at least annually. In this respect, the Group made the analysis and evaluation of the impairment of goodwill as of December 31, 2006 and 2005, and no impairment loss was required.

(e)	Income taxes -

As mentioned in Note 3 (r), income tax is recorded in accordance with IAS 12, “Income Taxes”, which, among other provisions, requires the recognition of deferred taxes on the translation differences arising in the remeasured of assets and liabilities from local currency into the functional currency.

Under U.S. GAAP, the Company follows the guidelines established in SFAS 109 “Accounting for Income Taxes”. This statement does not permit recognition of deferred taxes for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates.

In prior years, the differences for this matter between IFRS and U.S. GAAP calculations have been immaterial; hence no reconciliation item has been reported for 2004 and 2005. Due to the variation in this difference during 2006, the Group has incorporated it in the reconciliation between IFRS and U.S. GAAP figures in 2006, the amount of this difference is US$5.1 millions as of December 31, 2006. This item is presented to reconcile the net income and the shareholder’s equity in paragraphs (g) and (h) below.

(f)	Minority interest -

Under U.S. GAAP, shareholder’s equity and net income is made up only of the equity portion attributed to equity holders of the Parent.

However, under IFRS equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Therefore, there is an adjustment to exclude the Minority Interests portion of shareholder’s equity and net income, see paragraphs g) and h). The adjustment included in the income statement and shareholder’s equity reconciliation, also include the effect of minority interest on other U.S. GAAP adjustments.

Notes to the consolidated financial statements (continued)

(g)	Summary of significant adjustments to net income -

The significant adjustments that would be required to determine the net income of the Group under U.S. GAAP instead of under IFRS are summarized below:

	For the year ended December 31,
	2006	2005	2004
	US$(000)	US$(000)	US$(000)

Net income in accordance with IFRS	247,265	194,853	141,512

Additions (deductions) reported:
Foreign exchange differences on available-for-sale debt securities (c)	(55,155)	-	-
Income taxes (e)	(5,129)	-	-
Reversal of amortization of goodwill (d)	-	-	4,853
Minority interest (f)	(11,957)	(12,968)	(10,765)

Net income in accordance with U.S. GAAP, as previously reported	175,024	181,885	135,600

Foreign exchange differences on available-for-sale debt securities, net of impairment of US$8,912 in 2005 (c)	-	53,293	(16,404)
Minority interest	-	(5,055)	3,258

Net income in accordance with U.S. GAAP, as restated	175,024	230,123	122,454

Net income per share in accordance with U.S. GAAP based on weighted average number of shares issued and outstanding, as previously reported	2.19	2.28	1.70
Net income per share in accordance with U.S. GAAP based on weighted average number of shares issued and outstanding, as restated	2.19	2.89	1.54

Weighted average number of outstanding shares issued and outstanding, excluding treasury stock (in thousands of shares)	79,761	79,761	79,758

Notes to the consolidated financial statements (continued)

(h)	Summary of significant adjustments to shareholders’ equity -

A summary of the significant adjustments that would be required to determine the shareholders’ equity of the Group under U.S. GAAP instead of under IFRS are as follows:

	As of December 31,
	2006	2005	2004
	US$(000)	US$(000)	US$(000)

Shareholders’ equity in accordance with IFRS	1,533,768	1,291,955	1,150,450

Additions (deductions):
Minority interest (f)	(136,946)	(101,515)	(85,253)
Income taxes, net of minority interest (e)	(4,987)	-	-
Reversal of amortization of goodwill (d)	12,109	12,109	12,109

Shareholders’ equity in accordance with U.S. GAAP	1,403,944	1,202,549	1,077,306

The changes in shareholders’ equity of the Group under U.S. GAAP are summarized below:

	For the year ended December 31,
	2006	2005	2004
	US$(000)	US$(000)	US$(000)
		(As restated)	(As restated)

Balances as of January 1	1,202,549	1,077,306	917,986
Cash dividends	(87,738)	(63,810)	(31,900)
Decrease in treasury stock	-	-	263
Other comprehensive income (loss)	114,109	(41,066)	68,527
Net income under U.S. GAAP (g)	175,024	230,123	122,454
Other	-	(4)	(24)

Balances as of December 31	1,403,944	1,202,549	1,077,306

Notes to the consolidated financial statements (continued)

(i)	Other comprehensive income -

	For the year ended December 31,
	2006	2005	2004
	US$(000)	US$(000)	US$(000)
		(As restated)	(As restated)
Net income in accordance with U.S.GAAP	175,024	230,123	122,454

Other comprehensive income (loss) -
Unrealized (losses) gains arising during the period, net of tax and minority interest (*)	85,372	(26,920)	70,942
Transfer of realized losses (gains) to net income (**)	27,421	(15,768)	(2,415)
Net gain on cash flow hedge.	1,316	1,622	-
	114,109	(41,066)	68,527

Comprehensive Income	289,133	189,057	190,981

(*)	Include exchange differences for US$15,961, US$(34,041) and US$14,196 in 2006, 2005 and 2004, respectively, net of minority interest.

(**)	Include exchange differences for US$34,041, US$(14,196) and US$(1,050) in 2006, 2005 and 2004, respectively, net of minority interest.

Cumulative other comprehensive income (loss) is as follows:

	For the year ended December 31,
	2006	2005	2004
	US$(000)	US$(000)	US$(000)

		(As restated)	(As restated)
Beginning balance	49,261	90,327	21,800
Current period changes	114,109	(41,066)	68,527

Ending balance	163,370	49,261	90,327

As result of the inclusion of the foreign exchange difference as part of the unrealized gains (losses) in available-for-sale debt securities, the amounts presented in Note 6 for 2006 and 2005 for U.S. GAAP purposes are as follow:

Notes to the consolidated financial statements (continued)

	2006
		Unrealized gross amount
	Amortized Cost	Gains	Losses	Estimated market value
	US$(000)	US$(000)	US$(000)	US$(000)

Fixed maturity -
BCRP deposit certificates	1,265,351	12,262	-	1,277,613
Government treasury bonds	471,615	63,982	(1,617)	533,980
Other	1,359,237	39,962	(4,528)	1,394,671
	3,096,203	116,206	(6,145)	3,206,264

Shares -	96,486	119,989	(292)	216,183

	3,192,689	236,195	(6,437)	3,422,447

Accrued interest				28,264

Total				3,450,711

	2005
		Unrealized gross amount
	Amortized cost	Gains	Losses	Estimated market value
	US$(000)	US$(000)	US$(000)	US$(000)

Fixed maturity -
BCRP deposit certificates	1,180,484	-	(34,669)	1,145,815
Government treasury bonds	367,866	20,662	(1,374)	387,154
Other	1,088,169	18,651	(7,742)	1,099,078
	2,636,519	39,313	(43,785)	2,632,047

Shares -	72,218	91,113	(749)	162,582

	2,708,737	130,426	(44,534)	2,794,629

Accrued interest				16,076

Total				2,810,705

Notes to the consolidated financial statements (continued)

The unrealized losses for 2005 have existed for less than 12 months and such amounts are presented net of a permanent impairment of US$ 8,912; which has been fully realized during 2006.

(j)	Commitments and guarantees -

The disclosures required for FIN 45 applicable to Credicorp’s operations are as follow:

Commitments to extend credit -

The Group does no have commitments to extend credit. The caption “responsibilities under credit lines agreements” (see note 20), correspond to consumer credit lines and other consumer loans that are cancelable upon notification to the consumer. In addition, these credit lines generally have fixed expiration dates or other termination clauses. The contractual amount of the credit line represents the Company's exposure to credit loss, in the event of default by the borrower and by the amount of the credit line used at the default date. The Group manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to commercial commitments based on management's credit assessment of the borrower. Since the Group expects many of the commitments to expire without being drawn, or to cancel them in case of client default as allowed by the contracts signed, total responsibilities under credit lines agreements amounts do not necessarily represent the Group's future liquidity requirements. The contract or notional amounts of these credit lines at December 31, 2006 and 2005, were as follows:

	2006			2005
	Expire within 1 year	Expire after 1 year	Total	Expire within 1 year	Expire within 1 year	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Consumer credit cards	-	814,745	814,745	-	531,816	531,816
Commercial	-	-	-	-	-	-
	-	814,745	814,745	-	531,816	531,816

Letters of credit and guarantees -

Standby letters of credit are conditional commitments the Group issues to guarantee the performance of a customer to a third-party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Group issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Group's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, real estate, accounts receivable and inventory. Since the conditions requiring the Group to fund letters of credit may not occur, the Group expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Group under letters of credit and guarantee arrangements as of December 31, 2006, were approximately US$1,204.5 million (approximately US$982.0 million as of December 31, 2005) with a weighted average term of approximately 24 months. The estimated fair value of standby letters of credit and guarantees was approximately US$1.0 million as of December 31, 2006 (approximately US$0.8 million as of December 31, 2005). The contract or notional amounts of letters of credit and guarantees at December 31, 2006 and 2005, were as follows:

Notes to the consolidated financial statements (continued)

	2006			2005
	Expire within 1 year	Expire after 1 year	Total	Expire within 1 year	Expire after 1 year	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Standby letters of credit and guarantees	1,195,790	8,710	1,204,500	944,598	37,446	982,044
Import and export letters of credit	250,466	410	250,876	238,902	-	238,902
	1,446,256	9,120	1,455,376	1,183,500	37,446	1,220,946

(k)	Recently Issued US Accounting Standards

-	Stock-Based Compensation -

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R was effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore we applied this standard for U.S. GAAP purposes in the fiscal year beginning January 1, 2006 and as a result, there were not any material effect on its financial position, results of operations or cash flows.

Notes to the consolidated financial statements (continued)

(l)	Other Issued US Accounting Standards

-	FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 “The Meaning of Other- Than- Temporary Impairment and its Application to Certain Investments” -

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 “The Meaning of Other- Than- Temporary Impairment and its Application to Certain Investments”. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Credicorp adopted the FSP on January 1, 2006. The adoption of the standard did not have a significant impact on its financial condition or results of operations.

-	Staff Accounting Bulletin (SAB) No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” -

In September 1, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements, a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for the year ended December 31, 2006. The application of SAB 108 did not have an impact on the Group’s financial condition and results of operations.

(m)	Recently issued US accounting standards not yet adopted

-	Statement of Financial Accounting Standard No. 155: “Accounting for Certain Hybrid Instruments”- an amendment of FASB Statements 133 and 140.

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 permits Credicorp to elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in net profit, if the hybrid instrument contains an embedded derivative that would otherwise require bifurcation under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. SFAS 155 is effective after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with early adoption permitted in certain circumstances. At adoption of SFAS 155, any difference between the total carrying amount of the individual components of an existing hybrid instrument and the fair value of the combined hybrid financial instrument is recognized as a cumulative-effect adjustment to beginning retained earnings. Credicorp did not elect to early adopt SFAS 155 and, therefore, will adopt the new standard as of 1 January 2007. Credicorp does not believe that SFAS 155 will have a significant impact on its consolidated financial statements.

Notes to the consolidated financial statements (continued)

-	Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets” (SFAS 156)- and amendment of FASB Statement 140

In March 2006, the FASB issued Statement of Financial Accounting Standard No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the service and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on Credicorp’s Financial Statements.

-
FIN 48, “Accounting for Uncertainty in Income Taxes” - an interpretation of SFAS 109 - In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions. FIN 48 is effective for years commencing after December 15, 2006. Credicorp is continuing to evaluate the impact of FIN 48 on its Financial Statements.

-
Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) - In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity’s fair value measurements. Additionally, SFAS 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs (“Day 1 profit and loss”) and eliminates the use of block discounts for securities traded in an active market. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit and loss. These changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. Credicorp is still assessing the impact that SFAS 157 will have on its Financial Statements.

-	Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities” (SFAS 159) -

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities (SFAS 159). This new standard permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are recognized in net profit at each subsequent reporting date. The election in SFAS 159 is similar, but not identical, to the fair value option in IAS 39. The fair value option in IAS 39 is subject to certain qualifying criteria not include in this standard, and it applies to a slightly different set of instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted only if the provisions of SFAS 157 are also applied. Credicorp is currently assessing the impact SFAS 159 will have on its Financial Statements.