Form 20-F/A
period 2006-12-31
CREDICORP LTD
filed 2007-07-02
CIK 1001290

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

The ECO Program

The ECO Program (Excellence in Operational Continuity) will guarantee our customers quality and seamless service. As part of the Program, BCP upgraded and replicated its data processing center in La Molina to a new data center in Chorrillos and an out of region recovery center in Trujillo City. All of these centers will be using the most modern and efficient technologies available in the market, to guarantee a redundant, reliable electrical system. With these renewed processing centers, BCP hopes to be able to support any local incident without interrupting the service.

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

Continuing to pursue its strategy of fast growth and positioning in the market, on August 24, 2006 Prima AFP reached an agreement with Grupo Santander Perú S.A. for the acquisition of 99.97% of Unión Vida AFP. The acquisition was consummated for a total of US$141 million and the final purchase price determination was made with the conclusion of the arbitration proceedings between the parties. As a result, Credicorp received a reimbursement in an approximate amount of US$4.5 million. See Notes 2(a) to Credicorp Consolidated Financial Statement. Of the US$141 million, US$112 million came from a capital increase and US$29 million came from a BCP loan. Later, the company engaged in a tender offer directed at the minority shareholders. The company has successfully managed the operational and commercial challenges associated with the merger period. Unión Vida managed to resist competitive pressure, reaching 36,974 gross transfers and 8,907 affiliations between September and November 2006.

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

The following table sets forth the maturities of Credicorp’s trading securities by type at December 31, 2006. See ”Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(ii) Investment Portfolio”:

	Within 3 months	After 3 months But within 1 year	Total	Fair Value
(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian Government Bonds	US$—	US$—	US$—	US$—
Equity securities	30,800	—	30,800	30,800
Bonds and debentures	—	—	—	—
Peruvian Central Bank certificates notes	—	—	—	—
Other investments	—	—	—	—
Total Nuevo Sol-denominated	US$30,800	US$—	US$30,800	US$30,800
Foreign Currency-denominated:
Equity securities	US$3,892	US$—	US$3,892	US$3,892
Bonds	531	1,729	2,260	2,260
Investment in Peruvian debt	—	—	—	—
Other investments	7,334	848	8,182	8,182
Total Foreign Currency-denominated	US$11,757	US$2,577	US$14,334	US$14,334
Total securities holdings	US$42,557	US$2,577	US$45,134	US$45,134

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

Audit-related fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include; assistance in the understanding of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters previously agreed with Credicorp management; and special audit reviews of internal control procedures. Audit-related fees during 2006 in the amount of US$58,000 included fees in connection with a “due diligence” task related to the acquisition of AFP Unión Vida performed by Credicorp’s independent auditors. The fees were approved by the Audit Committee.

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