Form 20-F/A
period 2006-12-31
CREDICORP LTD
filed 2007-07-25
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

In accordance with Section 303A.11 of the New York Stock Exchange Listed Company Manual, Credicorp has disclosed on its website (www.credicorpnet.com) the significant ways in which its corporate governance practices differ from those required of domestic company under the New York Stock Exchange’s corporate governance standards.

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

/s/ DIONISIO ROMERO	By: /s/ WALTER BAYLY
Name: Dionisio Romero Title: Chief Executive Officer July 25, 2007	Name: Walter Bayly Title: Chief Financial and Accounting Officer

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
July 25, 2007

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

Dated: July 25, 2007

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