Form 20-F
period 2007-12-31
CREDICORP LTD
filed 2008-06-30
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Item 17 ☐       ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes          ☐         No        ☒

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise specified or the context otherwise requires, references in this Form 20-F (the “Annual Report”) to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States Dollars, and references to “S/.,” “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles and references to “foreign currency” are to U.S. Dollars. Each Nuevo Sol is divided into 100 céntimos (cents).

Credicorp Ltd., a Bermuda limited liability company (“Credicorp” as a separate entity or together with its consolidated subsidiaries, as the context may require), maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”).

Credicorp operates primarily through its four principal subsidiaries, Banco de Crédito del Perú (together with its consolidated subsidiaries, “BCP”), Atlantic Security Holding Corporation (together with its consolidated subsidiaries, “ASHC”), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (together with its consolidated subsidiaries, “PPS”) and Grupo Crédito S.A (together with its consolidated subsidiaries, “Grupo Crédito”). BCP’s activities include commercial banking, investment banking and retail banking. As of and for the year ended December 31, 2007, BCP, accounted for 69.8% of Credicorp’s total revenues, 82.9% of total assets, 103.0% of net income and 65.4% of net equity. Unless otherwise specified, the individual financial information for BCP, ASHC, PPS and Grupo Crédito included herein has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.”

“Item 3. Key Information—(A) Selected Financial Data” contains key information related to Credicorp’s performance. Such information was obtained mainly from Credicorp’s consolidated financial statements as of December 31, 2003, 2004, 2005, 2006 and 2007.

Credicorp management’s criteria on foreign currency translation for the purpose of preparing the Credicorp Consolidated Financial Statements is described in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—(1) Critical Accounting Policies—Foreign currency translation.”

Certain of Credicorp’s subsidiaries maintain their operations and balances in Nuevo Soles. As a result, this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars solely for the convenience of the reader. None of these translations should be construed as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated, such U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.2.996= US$1.00, the December 31, 2007 exchange rate set by the Peruvian Superintendencia de Banca, Seguros y AFP (the Superintendency of Banks, Insurance and Pension Funds, or “SBS”). The average of the bid and offered free market exchange rates published by SBS for June 6, 2008 was S/.2.807 per US$1.00. The translation of amounts expressed in Nuevos Soles as of a specified date by the then prevailing exchange rate may result in presentation of U.S. Dollar amounts that differ from the U.S. Dollar amounts that would have been obtained by translating Nuevos Soles as of another specified date by the prevailing exchange rate on that specified date. See also “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” which are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

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

The summary consolidated financial data as of, and for the years ended, December 31, 2003, 2004, 2005, 2006 and 2007 are derived from the Credicorp Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados S.C.R.L, member of Ernst & Young Global, independent registered public accountants.

The report of Medina, Zaldívar, Paredes & Asociados S.C.R.L on the Credicorp Consolidated Financial Statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2003	2004	2005	2006	2007
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA: IFRS:
Interest income	US$548,285	US$542,842	US$612,432	US$782,002	US$1,065,974
Interest expense	(163,580)	(160,298)	(173,159)	(283,478)	(432,000)
Net interest income	384,705	382,544	439,273	498,524	633,974
Provision for loan losses (1)	(66,421)	(16,131)	6,356	4,243	(28,439)
Net interest income after provision for loan losses	318,284	366,413	445,629	502,767	605,535
Fees and commissions from banking services	189,472	201,474	206,163	243,778	324,761
Net gains (losses) from sales of securities	3,235	10,135	8,965	27,281	41,359
Net gains on foreign exchange transactions	23,681	24,165	29,286	41,638	61,778
Net premiums earned	125,115	192,672	218,955	251,261	297,272
Other income	23,227	8,105	21,571	26,197	90,022
Claims on insurance activities	(99,774)	(154,325)	(175,500)	(186,522)	(238,600)
Operating expenses	(430,373)	(459,928)	(477,073)	(585,058)	(742,072)
Merger costs	(18,587)	(3,742)	0	(5,706)	0
Income before translation result and income tax	134,280	184,969	277,996	315,636	440,055
Translation result	(3,675)	2,040	(9,597)	15,216	34,627
Income tax	(39,695)	(45,497)	(73,546)	(83,587)	(102,287)
Net income	90,910	141,512	194,853	247,265	372,395

Net income attributable to Credicorp’s equity holders	80,607	130,747	181,885	230,013	350,735
Minority interests	10,303	10,765	12,968	17,252	21,660
Net income per Common Share attributable to Credicorp’s equity holders (2)	1.01	1.64	2.28	2.88	4.40
Cash dividends declared per Common Share	0.40	0.80	1.10	1.30	1.50

BALANCE SHEET DATA: IFRS:
Total assets	8,321,783	9,087,560	11,036,075	12,881,529	17,705,898
Total loans (3)	4,481,496	4,559,018	4,972,975	5,877,361	8,183,845
Reserves for loan losses (1)	(326,677)	(271,873)	(218,636)	(210,586)	(229,700)
Total deposits	5,976,506	6,270,972	7,067,754	8,799,134	11,299,671
Equity attributable to Credicorp's equity holders	910,730	1,065,197	1,190,440	1,396,822	1,676,009
Minority interest	72,841	85,253	101,515	136,946	139,264
Net Equity	983,571	1,150,450	1,291,955	1,533,768	1,815,273
SELECTED RATIOS: IFRS:
Net interest margin (4)	5.15%	4.85%	4.90%	4.64%	4.50%
Return on average total assets (5)	0.95	1.50	1.81	1.92	2.29
Return on average equity attributable to Credicorp's equity holders (6)	9.27	13.55	16.39	18.47	22.67
Operating expenses as a percentage of net interest and non-interest income (7)	50.66	49.18	46.25	50.26	50.62
Operating expenses as a percentage of average assets	5.08	5.28	4.74	4.89	4.85
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.94	11.72	10.79	10.84	9.47
Regulatory capital as a percentage of risk-weighted assets (8)	15.28	14.04	13.10	11.98	12.80

Total past due loan amounts as a percentage of total loans (9)	5.72	3.49	1.93	1.31	0.75
Reserves for loan losses as a percentage of total loans	7.29	5.96	3.97	3.24	2.58
Reserves for loan losses as a percentage of total loans and other contingent credits (10)	5.38	4.99	3.19	2.59	2.17
Reserves for loan losses as a percentage of total past due loans (11)	127.50	170.93	206.22	247.85	343.68
Reserves for loan losses as a percentage of substandard loans (12)	50.26	54.11	65.42	78.24	101.98
_______________
(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write off recoveries.

(2)
Credicorp has 100 million authorized common shares (“Common Shares”). As of December 31, 2007, Credicorp had issued 94.4 million Common Shares, of which 14.6 million are held by ASHC. Per Common Share data presented considers net outstanding shares (Common Shares net of shares held by BCP, ASHC and PPS) of 79.7 million in 2002 to 2007. See Notes 18 and 27 to the Credicorp Consolidated Financial Statements.

(3)
Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, Credicorp had contingent loans of US$782.9 million, US$889.1 million, US$1,220.9 million, US$1,455.4 million and US$1,564.5 million, as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively. See Note 21 to the Credicorp Consolidated Financial Statements.

(4)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a monthly basis.

(5)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.

(6)	Net income as a percentage of average equity attributable to Credicorp´s equity holders, computed as the average of period-beginning and period-ending balances. Calculated on a monthly basis.

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

(9)
BCP considers loans past due after 90 days, for installment loans, which include mortgage loans but exclude consumer loans. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. For IFRS 7 disclosure requirements on past due loans, see Note 31.1 to the Credicorp Consolidated Financial Statements. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”

(10)	Other contingent credits primarily consist of guarantees, stand-by letters and letters of credit. See Note 21 to the Credicorp Consolidated Financial Statements.

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

Year ended December 31,	High(1)	Low(1)	Average(2)	Period-end(3)
	(Nominal Nuevos Soles per U.S. Dollar)

2003	3.496	3.463	3.477	3.464
2004	3.500	3.283	3.410	3.283
2005	3.440	3.249	3.295	3.420
2006	3.455	3.195	3.274	3.195
2007	3.197	2.998	3.125	2.998

Source: SBS
(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High(1)	Low(1)
	(Nominal Nuevos Soles per U.S. Dollar)
2007
December	2.998	2.969
2008
January	2.978	2.913
February	2.940	2.889
March	2.884	2.746
April	2.861	2.694
May	2.868	2.755
June (through June 26)	2.963	2.788

Source: Bloomberg
(1)  Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for June 26, 2008 was S/.2.965 per US$1.00.

(B)	Capitalization and Indebtedness

Not applicable.

(C)	Reasons for the Offer and Use of Proceeds

Not applicable.

(D)	Risk Factors

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

For several decades, Peru has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation’s economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates, local and foreign investment and international trade; restricted the ability of companies to dismiss employees; expropriated private sector assets; and prohibited the remittance of profits to foreign investors.

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

President García had previously served as president of Peru from 1985 to 1990, a period which was marked by a severe economic crisis. President García is following conservative economic policies and has indicated a desire to avoid the mistakes of his past government. García named banker Luis Carranza as Minister of Economy and Finance. Carranza has held a senior position at Banco Bilbao Vizcaya Argentaria (“BBVA”) in Spain and was a key adviser to Pedro Pablo Kuczynski, the Prime Minister (and former Minister of Economy and Finance) of former president Alejandro Toledo. García has indicated that his administration would generally follow economic policies similar to those of the Toledo administration, which included achieving sustained economic growth, increasing exports of Peruvian goods, reducing unemployment, underemployment and poverty, reforming the tax system, fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

Foreign exchange fluctuations and exchange controls may adversely affect Credicorp’s financial condition and results of operations

Even though the functional currency of Credicorp’s financial statements is the U.S. Dollar, and its dividends are paid in U.S. Dollars, BCP and PPS, for local statutory purposes, prepare their financial statements and pay dividends in Nuevos Soles. As declared in the Peruvian Constitution, the Peruvian government currently imposes no restrictions on a company’s ability to transfer U.S. Dollars from Peru to other countries, to convert Peruvian currency into U.S. Dollars or to remit dividends abroad. Peru has had restrictive exchange controls in the past and there can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without any restriction. See “Item 10. Additional Information—(D) Exchange Controls.” In addition, a depreciation would decrease the U.S. Dollar value of any dividends BCP and PPS pay to Credicorp, which would have a negative impact on Credicorp’s ability to pay dividends to shareholders.

Although the current level of Peru’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations, or that Peru will not impose exchange controls should its foreign reserves decline. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to a currency devaluation or a volatility of short-term capital inflows. While Credicorp seeks to manage the gap between its foreign currency-denominated assets and liabilities, for instance by matching the volumes and maturities of its Nuevo Sol-denominated loans against its Nuevo Sol-denominated deposits, a sudden and significant devaluation could have a material adverse effect on Credicorp’s financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Sensitivity.” Also, a significant group of BCP’s borrowers and PPS’s insureds generate Nuevo Sol revenues from their own clients. Devaluation of the Nuevo Sol against the Dollar could have a negative impact on the ability of BCP’s and PPS’s clients to repay loans or make premium payments. Despite any devaluation, and absent any change in foreign exchange regulations, BCP and PPS would be expected to continue to repay U.S. Dollar-denominated deposits and U.S. Dollar-denominated insurance benefits in U.S. Dollars. Therefore, any significant devaluation of the Nuevo Sol against the Dollar could have a material adverse effect on Credicorp’s results of operations and financial condition.

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

As a holding company, Credicorp’s ability to pay dividends to its shareholders and to pay corporate expenses may be adversely affected by restrictions on its subsidiaries to pay dividends to Credicorp

As a holding company, Credicorp’s ability to make dividend payments, if any, and to pay corporate expenses will be dependent primarily upon the receipt of dividends and other distributions from its operating subsidiaries. Credicorp’s principal subsidiaries are BCP, PPS, ASHC and Grupo Crédito. To the extent that Credicorp’s subsidiaries do not have funds available or are otherwise restricted from paying dividends to Credicorp, Credicorp’s ability to pay dividends to its shareholders will be adversely affected. Currently, there are no restrictions on the ability of BCP, ASHC, PPS or Grupo Crédito to remit dividends abroad. In addition, the right of Credicorp to participate in any distribution of assets of any subsidiary, including BCP, PPS, ASHC and Grupo Crédito, upon any such subsidiary’s liquidation or reorganization or otherwise (and thus the ability of holders of Credicorp securities to benefit indirectly from such distribution), will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims of Credicorp as a creditor of such subsidiary may be recognized as such. Accordingly, Credicorp’s securities will effectively be subordinated to all existing and future liabilities of Credicorp’s subsidiaries, and holders of Credicorp’s securities should look only to the assets of Credicorp for payments.

A deterioration in the quality of our loan portfolio may adversely affect our results of operations

Given that a significant percentage of Credicorp’s revenues are related to banking activities, a deterioration of loan quality may have an adverse impact on Credicorp’s financial condition and results of operations of Credicorp. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies, Credicorp’s pursuit of opportunities in which it can charge higher interest rates, thereby increasing revenues, may reduce diversification of the loan portfolio and expose Credicorp to greater credit risk. Credicorp believes that significant opportunities exist in middle market and consumer lending in Peru and that Credicorp can, on average, charge higher interest rates on such loans as compared with interest charged on loans in its core corporate banking business, made primarily to clients that operate in industrial and commercial economic sectors. Accordingly, Credicorp’s strategy includes a greater emphasis on middle market and consumer loans, as well as continued growth of its loan portfolio in general. An increase in the portfolio’s exposure to these areas could be accompanied by greater credit risk, not only due to the speed and magnitude of the increase, but also due to the shift to lending to the middle market and consumer sectors, which have higher risk profiles compared, particularly, to loans to large corporate customers. Given the changing composition of its loan portfolio, historical loss experience may not be indicative of future loan loss experience.

We are subject to banking regulations and supervision in Peru. Changes in the regulatory framework in Peru could adversely affect our business

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

We are facing increased competition that may impede our growth

BCP has experienced increased competition, including increased pressure on margins, primarily as a result of the presence of highly liquid commercial banks in the market; local and foreign investment banks with substantial capital, technology and marketing resources; and, recently, from local pension funds that lend to BCP’s corporate customers through participation in such customers’ securities issues. Larger Peruvian companies have gained access to new sources of capital, through local and international capital markets, and BCP’s existing and new competitors have increasingly made inroads into the higher margin middle market and retail banking sectors. Such increased competition, with entrants who may have greater access to capital at lower costs, has affected BCP’s loan growth as well as reduced the average interest rates that BCP can charge its customers.

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

(A) History and Development of the Company

Credicorp Ltd. is a limited liability company incorporated in Bermuda on October 20, 1995 to act as a holding company, coordinate the policy and administration of its subsidiaries, and engage in investing activities. Credicorp’s principal activity is to coordinate and manage the business plans of its subsidiaries in an effort to implement universal banking services and develop its insurance business, focusing on Peru and Bolivia and with limited investments in other countries of the region. It conducts its financial services business exclusively through its subsidiaries. Credicorp’s registered address is Clarendon House 2 Church Street, Bermuda. Its management and administrative offices are located at Calle Centenario 156, La Molina, Lima 12, Perú, and its phone number is 51-1-313-2000.

Credicorp is the largest financial services holding company in Peru and is closely identified with its principal subsidiary, BCP, the country’s largest bank and the leading supplier of integrated financial services in Peru. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage, trust, custody and securitization services, asset management and proprietary trading and investment). As of December 31, 2007, Credicorp’s total assets were US$17.7 billion and its net equity was US$1.8 billion. Its net income attributable to Credicorp’s equity holders in 2006 and 2007 was US$230.0 million and US$350.7 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.” The following table presents certain financial information for Credicorp by principal business segments as of and for the year ended December 31, 2007 (see Note 28 to the Credicorp Consolidated Financial Statements):

	As of and for the Year ended December 31, 2007
	Total Revenues	Operating Income	Total Assets
	(U.S. Dollars in millions)
Commercial Banking	US$1,402	US$614	US$16,245
Insurance	377	110	1,138
Pension Fund Administration	55	(1)	244
Investment Banking and others	47	(30)	79
Credicorp	US$1,881	US$693	US$17,706

Credicorp conducts its commercial banking and investment banking activities primarily through BCP, the largest (in terms of total assets, loans, deposits, net equity and net income) full service Peruvian commercial bank (“Peruvian commercial bank,” “Peruvian insurance company” and similar terms when used in this Annual Report do not include the assets, results or operations of any foreign parent company of such Peruvian entity or the foreign subsidiaries thereof), ASHC, a diversified financial services company and the pension fund business through Prima AFP. Credicorp’s insurance activities are conducted through PPS, the second largest Peruvian insurance company in terms of premiums, fees and net income.

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

In December 2002, BCP acquired, for US$50.0 million, Banco Santander Central Hispano-Perú (“BSCH-Perú”), which is included in BCP’s consolidated financial statements since such date. On December 31, 2002, BSCH-Perú had total assets of US$975.2 million, total loans of US$719.4 million and deposits of US$659.0 million. BSCH-Perú was merged into BCP on February 28, 2003.

In March 2003, BCP, adding to its 55% stake, acquired the remaining 45% of the equity shares of Solución Financiera de Crédito del Perú S.A. (“Solución”) from Banco de Crédito e Inversiones de Chile (“BCI”) and other foreign shareholders for US$17.0 million, making Solución once again a BCP wholly owned subsidiary. Substantially all of Solución’s assets and liabilities were absorbed into BCP’s Peruvian banking operations in March 2004. Solución’s net income in 2003 was US$7.6 million, and it had, as of February 28, 2004, a loan portfolio of US$88.4 million, with a 3.0% past-due ratio.

During 2003, BCP converted Banco de Crédito Overseas Limited (“BCOL”), its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC. ASHC subsequently consolidated BCOL into its operations during 2004. Certain long-term equity interests, held previously by BCOL, were transferred to BCP which were then transferred to Grupo Crédito in accordance with Credicorp’s policy for holdings of equity interests in non-financial companies. In April 2004, PPS sold substantially all of its holdings of Credicorp’s equity shares to ASHC (see “Item 7.–(A) Major Shareholders and Related Party Transactions”).

In March 2004, PPS acquired Novasalud Perú S.A. – Entidad Prestadora de Salud (“Novasalud EPS”), one of three private health insurance providers in Peru, and merged Novasalud EPS with Pacífico S.A. Entidad Prestadora de Salud (“Pacífico Salud”), a subsidiary of PPS, in August 2004.

Banco Tequendama, a Colombian banking enterprise acquired by Credicorp in January 1997, was sold in March 2005 to a Colombian bank. This followed the sale by Credicorp in December 2002 of Banco Tequendama’s Venezuelan branches. While the sale of Banco Tequendama was publicly announced in October 2004 and its effective date was January 1, 2005, the sale was not completed until March 2005 when all approvals required from Colombian authorities were obtained. Credicorp did not record any significant gain as a result of the transaction.

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

In August 2006, Prima AFP acquired Unión Vida AFP, a pension fund operating in the Peruvian market, in a strategic move toward consolidation, as part of its efforts to gain a leading position in the pension fund market. The acquisition of Unión Vida AFP, which was formerly held by Banco Santander, enabled Prima AFP to position itself as the second ranking company in market share terms, and as a leader in the industry, given its second highest returns and lowest commissions for affiliates (who invest a portion of their salary each month). The merger between Prima AFP and Unión Vida AFP was consummated in December 2006.

In 2006, Prima AFP incurred significant merger expenses relative to its size, reaching the end of the year with losses of US$20.7 million. Prima AFP had a net income of US$3.0 million during 2007 with 1,023,482 affiliates and funds under management amounting to US$6,403 million.

In November 2006, PPS sold to Credicorp the remaining 1.02% of BCP shares that it maintained to that date, generating a goodwill in respect of the minority interest acquired by Credicorp (0.25%) of approximately US$7.2 million.

The following tables show the organization of Credicorp and its principal subsidiaries as of December 31, 2007 and their relative percentage contribution to Credicorp’s total assets, total revenues, net income and net equity at the same date (see “—(C) Organizational Structure”):

	As of and for the Year ended December 31, 2007(2)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	82.9%	69.8%	103.0%	65.4%
Atlantic Security Holding Corporation	8.5%	5.5%	6.1%	9.0%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros	6.3%	21.2%	1.2%	11.1%
Grupo Crédito (1)	2.1%	3.3%	2.9%	15.7%
Others (3)	0.2%	0.2%	-13.2%	-1.2%

(1) Includes Prima AFP and others.
(2) Percentages determined based on the Credicorp Consolidated Financial Statements.
(3) Includes Credicorp Ltd., CCR Inc., Credicorp Securities Inc. and others.

The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2007:

	As of and for the Year ended December 31, 2007(2)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	91.6%	89.0%	85.4%	84.1%
Banco de Crédito de Bolivia	5.4%	6.0%	8.2%	7.5%
Crédito Leasing S.A.	2.1%	1.9%	-0.3%	1.3%
Financiera de Crédito Solucion	0.3%	0.2%	-0.1%	0.4%
Credifondo S.A.	0.2%	1.7%	2.8%	1.8%
Credibolsa Sociedad Agente de Bolsa S.A.	0.2%	0.9%	2.9%	1.9%
Others(3)	0.2%	0.3%	1.1%	3.0%

(1) Credicorp holds an additional 4.08% stake.
(2) Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2007.
(3) Includes Creditítulos S.A., Inmobiliaria BCP and others.

(B) Business Overview

(1) Introduction – Review of 2007

General

In 2007, Credicorp experienced extraordinary growth in almost all of its business lines. It increased its profitability, opened new, highly-profitable retail markets for the group’s various businesses, and increased exchange of capabilities and talents within the group, all of which led to outstanding results.

In a favorable economic environment with a growth rate of 9% in Peru, Credicorp’s net income reached a new record of US$351 million, 52.5% above 2006. This significant improvement encompassed all of its business units, such as commercial banking and fund management, as well as the insurance business, despite the great challenges faced by the group’s responding to risk and risk management, especially in the aftermath of the devastating earthquake in southern Peru in August 2007.

As in 2006, the most significant performance in commercial banking was recorded in BCP’s Retail Banking Group, where loans, deposits and transactions grew beyond our forecasts, as a consequence of brisk local consumer demand. However, more surprising still was the growth achieved during this year by BCP’s Wholesale Banking Group thanks to expanding economic and investment activities in the business sector, driven by strong domestic consumer demand and expanding exports that contributed to the outstanding 40.0% annual growth in bank loans.

In the insurance business, 2007 was also a year of major growth and recovering market share. Despite the major impact of the earthquake in southern Peru and a number of major fire and technical claims in various branches that hit the insurance industry, results were positive, though lower than in 2006.

Finally, the pension fund business in 2007 was characterized by strong competition. Prima AFP started the year aiming at consolidating its position as a market leader and significantly bolstered recruitment. As a result, for the first time since it was formed, Prima AFP closed 2007 with a positive contribution to Credicorp’s strong results.

Credicorp’s total assets and asset quality improved substantially in 2007. Total assets reached US$17.7 billion as of December 31, 2007, a 37.4% increase from US$12.9 billion as of December 31, 2006. While total loans grew by 39.2% in 2007 (18.2% in 2006), increased liquidity led to an increase in investments of 51.0% in the same period. Provision for loan losses net of recoveries resulted in US$28.4 million (US$4.2 million earnings in 2006). The increase is attributable to incurred losses not specifically identifiable and related primarily to consumer’s loans. For the sixth consecutive year, past due loans have been decreasing and reached 0.8% in 2007 (1.3% at year-end 2006; 1.9% at year-end 2005), while past due loan coverage by provisions increased significantly to 343.7% from 247.9% at year-end 2006 and from 206.2% at year-end 2005.

As a result of such an outstanding year, Credicorp’s return on average net equity improved substantially and grew from 18.4% in 2006 to 22.7% in 2007.

BCP

BCP’s banking business, after generating net earnings of US$332 million and contributing to Credicorp’s earnings (after deduction of minority interests) US$323 million, 35% more than the previous year, and evidencing 31.7% average return on net equity, a record level compared to past periods.

Although the favorable Peruvian economic environment had a major influence on BCP’s outstanding results, the strategies implemented in the various banking business areas were likewise of significant importance. Highlights in 2007 include: (i) an extraordinary growth in loans; (ii) an even stronger growth in income from interest, a result of BCP’s strategy targeting the most profitable segments in the Retail Banking Group; (iii) a continued improvement in portfolio quality; and (iv) a major development and expansion of our network and alternative channels, including Agentes BCP.

Strong growth of loans drove asset growth at BCP, which expanded to US$14,987 million, an increase of 40% compared to 2006. As a result, BCP’s loans totaled US$8,188 million, accounting for 55% of all assets. The total past due loans in the loans portfolio reached US$60.3 million, 20% lower than in 2006. Likewise, trading investments and investments available for sale, which accounted for 23% of total assets, grew by 77% during the year, particularly in BCR Certificates of Deposit and liquid and short term instruments.

The increasing role of BCP’s Retail Banking Group in 2007 was evidenced by an extraordinary loan growth of 39.2% at year end balances (30% measured in annual daily average balances). Similarly, the composition of the loan portfolio has changed and was comprised of 37% of Retail Banking Group loans and 63% of Wholesale Banking Group loans. Thus, the strongest loan growth was achieved by the Retail Banking Group with 39% (measured in annual daily average balances). This growth reflects the national economy’s continued improvements, strong domestic demand and growing private investments as well as BCP’s strategic approach and new products targeting this segment. BCP’s Wholesale Banking Group also played an important role with loans growing by 34%, reflecting significant lending opportunities in the Peruvian corporate sector. Moreover, despite strong competitive pressures, by the end of the year BCP held a 32.2% market share of the Peruvian loans market.

Once again, active Retail Banking Group was a result of significant development of the various products offered to this type of clients. With respect to portfolio share, products included mortgage loans and loans for small companies, with a share of 42% and 31%, respectively. However, in terms of growth and yields, consumer loans were the best performing product, reaching 80% growth (measured in annual daily average balances) to a total volume of US$360 million; followed by loans to small companies that grew 44% to US$733 million. Finally, credit cards grew 42%, reaching US$283 million. Mortgage credits, a product that showed a significant growth potential given its low market penetration, grew 24%, compared to 20% growth in 2006. Such figures reveal a dynamic Retail Banking Group and its importance as the main pillar of BCP’s development and profitability, resulting both from the options for growth and the larger margins it affords.

Though 2007 was an exceptional year for Retail Banking Group development, 2007 was also exceptional for the Corporate Banking and the Middle Market Banking. The Corporate Banking expanded by 33.0% and Middle Market Banking expanded by 34.2%. That was the result of a record high number of investment projects in the business sector, both in large corporations as well as in medium and small companies, which led to the expansion in the demand for short-, medium- and long-term financing. Significant economic growth driven by the increase in domestic demand has led to investments in, among others, expansion of industrial facilities, replacement of fixed assets, financing exports, and increasing working capital needs.

Additionally, deposits reached US$10,714 million on December 31, 2007, or an increase of 34% year over year. The highest growth was in time deposits (48%), and significant growth was also recorded in demand and savings deposits and Severance Accounts (CTS) (32%, 22% and 16%, respectively). Because the deposits did not grow as much as loans, it was necessary to resort to alternative funding sources, some of which had been tapped in previous years, but not as aggressively. Moreover, in the second half of 2007, BCP, through a special vehicle, CCR Inc., issued US$500 million of securitized structured bonds and US$160 million of subordinated debt in local currency to provide additional funding and capital, respectively, which were deposited in its Panamenian branch.

Such change in funding structure increased costs, which were mostly offset by the larger net interest income from high yield loans, targeted as part of the modified loan portfolio structure. Such net interest income reached 5.24% in 2007 compared to 5.17% in 2006.

The past due loans portfolio quality indicator reached 0.7%, lower than that of 2006, while the coverage ratio was 351.8%. Both indicators reflect efficient risk management policies, coupled with the positive impact that Peru’s economic prosperity has had on these ratios. Consequently, results benefited from low provisioning needs and an improved rate of recoveries of past accounts write-offs.

As a result of our focus on the retail business, the number of transactions grew by 20.6%, a growth which is comprised of a particularly high growth of Agente BCP transactions (309.6%) and Internet Banking (31.0%), in addition to increasing transactions through conventional channels, including teller transactions (9.5%) and automated teller machines (26.7%). Such growth reflects BCP’s decision to expand through all its channels, with a view at building Peru’s largest network. To pursue this goal, in 2007 the Bank opened 36 more branches, reaching a total of 273 branches, installed 93 automated teller machines, reaching a total of 748 ATMs, and 670 Agentes BCP, reaching a total of 1,221 Agentes BCP as of December 2007.

Finally, the efficiency ratio reached 51.3%, compared with 50.5% in 2006, due to investment in a larger network and related personnel needs. Growth of net interest income (26.8%) and income for commissions (21.1%) made up for higher payroll and administrative expenses (29.8%), principally related to marketing campaigns and systems. Salaries and employees benefits, accounting for 50% of total operating expenses, grew by 32.2%, as a result of increased personnel recruitment (1,896 employees added) and growing provisions for the Stock Appreciation Rights program (see below), higher provisioning requirements for employees’ profit sharing and variable salaries adjustment.

Overall, BCP’s results exceeded all forecasts, further contributing to Credicorp’s achievements and improved profitability.

BCP Bolivia

In the Bolivian market, Banco de Crédito de Bolivia (BCP Bolivia) also showed excellent results, compared not only to the results of previous years but to the overall Bolivian financial system. A favorable economic environment, a strategy targeting high yield business and strict risk controls allowed BCP Bolivia to obtain a net profit of US$27 million, 91.5% higher than that obtained in 2006. BCP Bolivia has become one of the main banks in Bolivia, with 35.6% return on equity, a past due loan ratio of 1.7% and coverage ratio of 240.1%, higher than those of the Bolivian banking system (22.2%, 5.6% and 112.2%, respectively).

The loan portfolio of BCP Bolivia expanded by 19% during 2007 reaching a total of US$464 million. Moreover, BCP Bolivia further diversified its Retail Banking Group portfolio and fostered a growth of 104.6% in the small companies business (SME). In this effort, BCP Bolivia invested in expanding customer service channels, mostly by introducing the Agentes BCP in remote areas of Bolivia, reaching segments of the population not served by traditional banking.

Despite a volatile Bolivian political environment, BCP Bolivia accomplished outstanding results and continued to increase its market share, positioning itself as a leading Bolivian bank and further contributing to Credicorp’s strong banking business performance.

ASHC

Earnings at ASHC reached US$39.5 million in 2007, equivalent to 25.4% growth year over year. This growth can be attributed to larger asset volumes flowing from increased customer wealth, higher net interest income, higher commissions and, to a large extent, dividends received from Credicorp stock held by ASHC treasury. Although Credicorp’s dividend revenues will cancel out in the consolidated statement, ASHC’s contribution to the corporation’s total revenues increased by 31% compared to 2006 and totaled US$20.5 million, reflecting a dynamic private banking business.

Increased ASHC’s focus on the asset management business resulted in an increase of 50% in income from commissions, from US$6.1 million in 2006 to US$9.2 million in 2007. Deposit base increased by 19%, to US$1.383 billion. This is a particularly noteworthy result considering the increase in managed funds with customers’ deposits migrating to investment products.

Managed funds grew by 62% to US$860 million. Approximately 63% of this growth resulted from investment appreciation and 37% of this growth is attributed to new investments. Yields from these managed funds improved when compared to the previous year. In 2007, an ASB weighted index (an internal index elaborated based on monthly returns of ASB funds under management weighted by the size of the funds) evidenced a 6.2% return compared to 5% in 2006. These yields were 50 basis points lower than the hedge funds benchmark, and volatility was almost 40% lower (2.6% compared to 4.5%), thus leading to extremely satisfactory risk-adjusted performance.

In 2008, ASHC plans to continue implementing a low risk strategy in managing its own investments, although it expects a wider financial margin with the fall in its cost of funding, triggered by lower rates, and stable asset yields as loan spreads widen.

PPS

Pacifico Peruano Suiza (PPS) has changed its strategy and is now focused on distribution channels and specialized risk management. The significant growth of net premiums in 2007 was mainly related to those retail lines of business which are more predictable in terms of net losses and more profitable. In addition, distribution channels, focused on the retail market, led to growth in premiums compared with 2006 while the relationship with brokers and agents was reinforced by offering web tools and risk management courses.

As for financial results for 2007, under IFRS, PPS, which encompasses Pacífico Seguros, Pacífico Vida and Pacífico Salud EPS, recorded a total premium of US$467.2 million, a 25.4% increase from 2006. Pacifico Seguros reported a net income of US$12.5 million in 2007, less than the US$53.3 million obtained in 2006, a year in which Pacifico Seguros reported extraordinary financial gains of approximately US$40 million from the sale of a significant share package, including BCP shares, which are eliminated for the consolidation of Credicorp. The 2007 results are low also given the low performance of the general insurance business as a result of the increase in net claims paid as a percentage of net premiums written. In August, a 7.9 magnitude earthquake struck the southern area of the country which affected Pacífico Seguros underwriting results as well as the local insurance industry generally. The company was affected also by the severity of other fire and technical claims that had a negative impact in the company results. As a consequence, its contribution to Credicorp consolidated net income in 2007 was US$9 million, a 35% drop compared to the previous period.

The effects of the strategy change are already noticeable in the growth of consolidated net premiums earned by the group, which increased at the rate of 18.3% in 2007. However the technical results decreased from US$34.7 million in 2006 to US$15.4 millions in 2007, representing 3.3% of the total premiums registered compared to the 9.3% in 2006. This result can be explained by the aforementioned increase in net claims paid as a percentage of net premiums written from 72% in 2006 to 77.7% in 2007.

Prima AFP

Prima AFP started 2007 by striving to consolidate its market leadership. To do so, it focused on offering great value: the market’s lowest management commission, strong support from Grupo Credito and vast experience in the investment business.

Commercial growth came principally from higher productivity in sales management, which allowed exceeding Prima AFP’s goals of capturing a higher volume of funds by affiliating a higher number of clients. Such growth was coupled with an expanding national economy (that resulted in higher salaries and returns to individual and corporate contributing members), underpinning the growth of the company’s revenues base.

Strong performance by Prima AFP also resulted from a wider and stronger revenue calculation base, coupled with a stable and improved portfolio of contributing members. The company continued to cut costs, reducing the number of sales representatives from 2,225 in December 2006 to 421 in December 2007.

In 2007, Prima AFP earned US$3 million. The company thus reverted losses incurred in 2006 (US$20.7 million), and continued on the path of increasing revenues and gradually reducing expenses. The managed portfolio reached 31.4% market share in December 2007, with a total US$6,403 million, 29.2% market share in 2006, with a total of US$4,211 million, 33.7% market share for collections and 47.2% for Voluntary Contributions. Prima AFP closed 2007 with 1,023,482 affiliates and 459,370 contributing members.

In 2007, Prima AFP revenues reached US$55 million, or 139.1% higher than in 2006. A significant portion of this increase is due to flows from AFP Unión Vida’s portfolio, effective and efficient corporate marketing and an improved portfolio. Such improvement came from a stronger Peruvian labor market that resulted in a major increase in the Monthly Insurable Remuneration (RAM). Such strong revenue base is complemented by the new Voluntary Contribution (Aporte Voluntario) product that started to generate fee flows in December 2007 and may account for as much as 6% of revenues in 2008. Also in 2007, the amount of Voluntary Contributions managed by Prima AFP reached US$167.9 million, leading to the highest system-wide market share (47.2%).

The merger between Prima AFP and Unión Vida and the surviving company resulted in increased administrative expenses. Amortization and depreciation charges reached US$2.8 million as a consequence of investment in systems and furniture and amortization of intangible assets worth US$5.6 million, which were identified during the purchase of Unión Vida.

To further pursue its enhanced service orientation, Prima AFP strengthened its customer service office network by opening a branch in Ica, refurbishing and moving its Cajamarca office to another area of the city and opening a new office in Lima’s historical downtown quarter, thereby increasing its nationwide presence with its 13 branches and 19 customer service offices.

Overall, strong performance in each of the businesses where Credicorp operates resulted in an outstanding year for the entire corporation, in particular extraordinary BCP results.

The following table sets forth the contribution to the consolidated net income attributable to Credicorp’s equity holders by each of its principal subsidiaries:

	2005	2006	2007	Variation 2007/2006
	(U.S. Dollars in millions, except percentages)
BCP(1)	176.5	238.9	322.5	35%
ASCH	13.5	15.4	20.5	31%
PPS	5.6	14.5	9.4	-35%
Grupo Crédito(2)	-13.7	-38.8	-1.7	96%
Total	181.9	230.0	350.7	52%

(1)	Includes Banco de Crédito de Bolivia, which contributed US$27.0 million in 2007, US$14.1 million in 2006, and US$10.2 million in 2005.
(2)
Includes Prima AFP (which recorded a net income of US$3.0 million in 2007, losses of US$20.7 million in 2006 and net income of US$7.6 million in 2005), Credicorp Securities, Credicorp Ltd. holding company (which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to Credicorp by its Peruvian subsidiaries (BCP and PPS)) and others.

(2) Strategy

Credicorp was established to create a financial group that would benefit from the synergies among the group’s companies and would become a leader within each business market in which it operates. With this purpose in mind, we designed a strategy for 2007 which laid down the guidelines to take better advantage of the eventual group synergies and to focus better on the contribution that each of the companies could make to the overall organization. We are now walking along that path and reaching major accomplishments, while making adjustments to optimize results. We hope that the coordinated effort will accomplish the expected synergies and start bearing fruit in 2008.

2007 has shown that our vision of Credicorp’s growth opportunities in our market is correct. Moreover, these opportunities are even greater than we thought when we laid down our strategy a few years ago. Credicorp, from its position as the country’s largest and strongest financial group, has managed to position its companies particularly well and our group’s approach is still based on building the synergies we envisioned when Credicorp was first established.

We are devoted to our plan to further integrate the companies within the group, creating a Credicorp identity that will bind them and that will allow us to reach the high profit rates we seek for each of our businesses. We are gradually moving closer to accomplishing our main strategic objectives, i.e. making our investments profitable and enhancing their respective returns so that they reflect and/or exceed international expectations for each business line.

Consequently, the basic principle of our strategy will continue to be the focus on growth opportunities within our market, identifying synergies that will lead to high levels of efficiency in our business, and identifying individual road maps so every company within the group will earn outstanding profit rates, in line with the risk inherent to each business. From this stand point, we will seek to accumulate knowledge, resources, experience, technology and capacities of each company for the benefit of the group as a whole.

Thus, in 2007, we focused on:

(i)	growing our main business, BCP, through expansion of Retail Banking and transactional business;
(ii)	restructuring our insurance business by expanding our share in the personal insurance branch, to stabilize risks and revenues;
(iii)	positioning Prima AFP pension fund management business; and,
(iv)	improving our asset management business throughout Credicorp’s companies.

We are convinced that the results achieved in 2007 confirm that we are moving toward accomplishing our objective. For this reason, many of the strategic steps designed for 2008 are based not only on a focus on business areas experiencing the largest growth but also on fine-tuning the path taken, improving our own decision-making processes and designing strategies to better consolidate information, capabilities and strengths apparent in the group’s companies.

The following is a description of the specific strategies employed by the various businesses in the group:

Banking Business

Banco de Crédito del Perú - BCP

For BCP, both in Peru and in Bolivia, our strategy is built on four pillars:
(i)	growing all products offered to the retail market;
(ii)	investing in the increase of our bank penetration, and expanding the network of our branches, ATMs and Agentes BCP, thus providing innovative channels, coupled with specifically tailored products;
(iii)	growing revenues from transactional services; and
(iv)	investing in streamlining products and processes, expanding our information processing capacities, and building more secure support systems.

At ASHC, our strategy focuses on providing quality financial services and securing the best possible returns for our investment funds, in order to remain the private bank of choice for our clients and to be able to grow with them.

Insurance Business

As in banking, in the insurance business we focus on strategies designed to increase return in every branch and, especially, in the retail market. These strategies include:
•	controlling costs and increasing returns by business unit;
•
focusing on Credicorp’s strategy products characterized by the best margins, most predictable risks and stable revenues in the retail market, coupled with the design of new products that match the possibilities and needs of our present and potential clients;

•	striving for differentiation through excellence in service, and
•	searching for knowledge (through our partner, AIG), distribution (with BCP) and investment and information management (with Credicorp group – Asset Management) synergies.

Asset Management Business

Developing asset management strategies with a global approach is the foremost effort to build synergies within the Credicorp group. Our achievements in this field during 2007 confirm that this is the way to create a world-class asset management business. Consequently, our vision is that all companies will share and benefit from market intelligence, experience and best practices held by the various group companies in this group devoted to asset management. It is also fundamental to define investment policies, standards, guidelines and parameters for each entity in line with its specific needs and applicable regulations. This effort encompasses all of the group’s companies, including BCP subsidiaries, Credifondo, the asset management units at ASHC and PPS, and Prima AFP.

Prima AFP

Since its positioning in 2007 as the pension management company with the best commercial proposal assessed in cost-benefit terms, Prima AFP’s strategy has focused on increasing operating profits through:

(i)	improving its fee structure;
(ii)	yielding the highest profits from fund management;
(iii)	increasing the volume of funds under management; and
(iv)	searching for synergies with other Credicorp companies.

Outlook for 2008

Our vision of the future development of the financial industry, especially in Peru, where our principal subsidiary, Banco de Crédito del Perú, is located, is optimistic. The Board of Directors believes that our industry will continue to grow at a high rate in the coming years, because we expect further growth of the Peruvian economy. We must take account of Peru’s financial lag resulting from past policies that led to inflation while financial, as well as judicial, instability reigned, hurting people’s confidence in the market and in the system. Fortunately, trust has been gradually rebuilt. By way of example, deposits presently account for 25% of GDP and loans account for 20% of GDP, and we expect that, similar to other countries whose per capita incomes were similar to those prevailing in Peru now, ratios will grow closer to 37% and 43%, respectively.

This optimistic perspective assumes no substantial economic policy changes in the near future and further assumes that the unstable international financial scene will not affect us drastically due to the strength of Peru’s external and fiscal accounts. We believe that while the external crisis will probably slow down growth, it will not eliminate it altogether.

As we expect a fast expansion in the coming years, our company prepares itself to take advantage of such period of prosperity. To deal with the strong economic growth in 2007, we invested US$70 million in our offices, ATMs and IT. For 2008 we have budgeted investments worth US$150 million. Our intention is to open 75 new offices, install 150 ATMs and launch 350 new Agentes BCP. A significant amount will be spent by our IT departments on new equipment and applications. Also, we plan to expand the La Molina administrative headquarters and to construct two alternate computer centers as processing back-up facilities (one in Chorrillos and the other in Trujillo).

We will incur higher personnel expenses as a result of these investments, due to the increase in the number of employees, as well as general expenses for marketing, IT and transport and communications required to operate the growing channels of client services.

The development we expect does not only imply expanding infrastructure and human resources. It is necessary to ensure Banco de Crédito del Perú’s working capital. To this end, we plan to issue subordinated bonds in 2008 and to retain significant amounts of profit to support the growth of our business.

Accelerated growth, however, can produce a potential increase in credit risk. To mitigate this, we will continue enforcing high evaluation standards when granting loans and reviewing the reasonableness of our provisions for loan losses.

(3) Credicorp Operating Groups

Credicorp conducts its business operations through four different principal subsidiaries: BCP and subsidiaries (which include BCB), Atlantic Security Holding Corporation, Pacífico Peruano Suiza and Grupo Crédito (which includes Prima AFP).

The majority of Credicorp’s commercial banking business is carried out through BCP, Credicorp’s largest subsidiary and the oldest bank in Peru. A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. Credicorp conducts commercial banking activities in Bolivia through BCB, a full service commercial bank with US$663.9 million in deposits, US$821.9 million in assets and US$445.2 million in net loans, as of December 31, 2007. As of such time, BCB was the third largest Bolivian bank in terms of loans and deposits, with a 14.9% market share.

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

In the last few years, Credicorp has consolidated an important line of business; namely, investment management for its customers. The growth of this business may be attributed to several major factors, the most outstanding of which is Credicorp’s incursion into the business of managing Peruvian private pension funds in August 2005, through Prima AFP, and the subsequent acquisition of AFP Unión in August 2006. Another contributing factor was the growing penetration of mutual funds in Peru in general in recent years. BCP’s mutual funds subsidiary, Credifondo, leads the market, with a share of 45.1% of the total assets currently under management. Finally, another relevant factor was the high and sustained growth of the international mutual funds and financial advisory services offered by BCP’s affiliate, Atlantic Security Bank, to its private banking customers. On December 31, 2007, the sum of the market value of the assets under management serviced by the Investment Management, International Mutual Funds, and Financial Advisory Services Groups totaled US$10,449 million.

Credicorp has re-organized a corporate supervision project entitled Asset Management due to the size of these businesses, the importance of the commissions they generate and, above all, the fiduciary responsibility they entail. The main objectives of the project are to establish homogeneous risk control and investment policies and evaluate the management and results of the portfolios under management based on best international practices.

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

(4) BCP and Subsidiaries

(i) General

BCP’s activities include commercial banking, investment banking and retail banking. As of December 31, 2007, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets of US$15.2 billion, total loans of US$8.0 billion, deposits of US$11.2 billion and net equity of US$1.1 billion. As of December 31, 2007, BCP’s loans, on an unconsolidated basis, represented approximately 32.6% and the deposits represented approximately 36.2% of the total Peruvian banking system, respectively.

As of December 31, 2007, BCP had the largest branch network of any commercial bank in Peru with 273 offices, including 168 in Lima and the adjoining city of Callao. BCP operates an agency in Miami and a branch in Panama.

As of and for the year ended December 31, 2007, BCP accounted for 69.8% of Credicorp’s total revenues, 82.9% of total assets, 103.0% of net income and 65.4% of net equity. BCP’s operations are supervised and regulated by the SBS and the Central Bank.

Beginning in February 2007, BCP implemented a new way to grouping its loan portfolio for business and management purposes. The new grouping criteria changed as follows:

Before		After

Sales (US$MM)	Group	Sales (US$MM)	Group

Up to 0.3	Micro-business	Up to 0.3	Micro-business

From 0.3 to 1	Small Business	From 0.3 to 1.5	Small Business

From 1 to 15	Middle market	From 1.5 to 30	Middle market

Higher than 15	Corporate	Higher than 30	Corporate

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

BCP and its principal subsidiaries as of December 31, 2007 are as follows:

•
Banco de Crédito de Bolivia is BCP’s commercial bank in Bolivia. BCP owns 96% of BCB and Credicorp holds the remaining interest. BCB initiated operations under the BCP umbrella in February 1994. In July 1998, BCB absorbed Banco de la Paz’s operations for US$140 million, making BCB the fourth largest bank in Bolivia. In May 1999, BCB acquired the portfolio of Banco Boliviano Americano for US$116 million and became Bolivia’s second largest bank. Currently, BCB is the fourth largest bank in Bolivia in terms of market share and has a network of 61 offices located throughout Bolivia. BCB owns one of Bolivia’s largest brokerage houses, Credibolsa S.A. Agente de Bolsa. BCP targets middle- and small-sized clients and offers a broad range of corporate, personal banking and leasing products. BCB’s results are consolidated in BCP’s financial statements.

•
Credibolsa Sociedad Agente de Bolsa (“Credibolsa”) was established in June 1991 and is fully owned by BCP. It is engaged in portfolio advisory and brokerage activities in the Lima Stock Exchange. Credibolsa is 100% owned by BCP.

•	Credileasing offers a large variety of financial leasing products. Credileasing was established in July 1996 and is 100% owned by BCP

•	Credifondo Sociedad Administradora de Fondos Mutuos (“Credifondo”) is a mutual fund management company, established in 1994. Credifondo is 100% owned by BCP.

•	Creditítulos (“Creditítulos”) was established in 1997 and is 100% owned by BCP. The company serves as an asset securitization entity.

•
Inmobiliaria BCP is the real estate subsidiary of BCP. This subsidiary was created to manage and promote the sale of real estate that had been foreclosed or received in payment by BCP. Inmobiliaria BCP is 100% owned by BCP.

(ii) Wholesale Banking Group

The Wholesale Banking Group has traditionally represented the majority of BCP’s loans.

BCP’s Wholesale Banking Group competes with local and foreign banks. BCP’s traditional relationships provide the Wholesale Banking Group with a competitive advantage.

During 2007, the Wholesale Banking Group kept the positive trend in loan placements which started in prior years, posting average portfolio levels of US$3,973 million in 2007, 33.5% higher than in 2006. This result was achieved despite BCP’s already large market share, the aggressive competition, and the financial disintermediation caused by the rapid development of the local capital markets. BCP has the largest capital base among Peruvian banks, which provides it with more resources to meet the financing needs of its corporate clients. Since Peruvian companies were not able to access international sources of credit until the mid-1990s, BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The Wholesale Banking Group provides its customers with short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease financing.

The Wholesale Banking Group is divided into the following areas:

•	Corporate Banking, which provides loans and other credit services to companies with annual revenues in excess of US$30 million;

•	Middle Market Banking, which serves mid-sized companies;

•	International Trade Finance, which manages BCP’s relationship with financial institutions abroad;

•	Corporate Finance, which provides underwriting and financial advisory services to corporate and middle market clients;

•	Business Finance, which finances business projects and manages the financial leasing product;

•	Institutional Banking, which focuses principally on serving non-profit organizations, state-owned companies and other major institutions; and

•	Business Services, which develops transactional services.

Net interest income from the wholesale banking sector reached US$152 million, a growth which resulted from the increase in business volume and compensated for the reduction in lending rates. Income from financial services accounted for 31% of the total income generated by the wholesale banking sector. At the same time, the retail group, undergoing reorganization, still accounts for the bulk of loan placements, with 36% of the wholesale banking sector in this area.

Although state-controlled corporations are served by BCP’s Wholesale Banking Group, mostly in connection with international trade finance, BCP does not regularly extend loans directly to the Peruvian government or to regional or municipal governments.

Corporate Banking

According to BCP’s internal reports, loans provided by the Corporate Banking Area represent 37% of BCP’s total loans granted in 2007. Despite the relatively small growth of this group (due to the growing array of financing alternatives offered by the capital markets), corporate banking loans grew for the fourth consecutive year and reached an average portfolio balance of US$2,401 million, which represents a 33% increase compared to 2006. The composition of these loans was approximately 70% foreign currency-denominated (primarily U.S. Dollar-denominated) and 30% Nuevo Sol-denominated. As in the middle market banking sector, the corporate banking group has faced a very aggressive competitive environment in terms of rates, which translated into a reduction in the lending spreads. On the deposit side, corporate deposits kept growing, accounting for approximately 27% of BCP’s total deposits.

Client Profile: The Corporate Banking Area is focused on serving large-sized companies with annual turnover of over US$30 million, with audited financial statements and with dominant market positions given their particular products or brands. BCP may classify other firms under this category even if they do not meet the above criteria if they belong to very large economic groups from industries that are important to the country’s economy.

Products: The Corporate Banking Area offers a broad range of products and tailors its product offerings to meet the unique requirements of each client. In general, this Area is oriented to offering high-value-added products and services, particularly cash management services, at competitive prices.

The majority of financing is provided to fund sales, international trade and inventories. In general, the Corporate Banking Area grants short-term financing; however, it can provide longer term financing for companies in need of financing capital expenditures and fixed assets, among other purposes. The Area also offers term financing (in all cases backed by real guarantees), financial leasing, factoring, and domestic collections and nationwide fund transfers.

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

According to BCP’s internal reports, the annual average loan portfolio of the Middle Market Banking Area of BCP reached US$1.5 billion in 2007, 34.2% higher than the average US$1.2 billion in 2006 (US$963 million in 2005), despite the enforcement of stringent credit quality requirements. BCP expects that this sector will grow and increase its relative importance as the Peruvian economy grows.

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

The Middle Market Banking Area focuses on organizations with annual revenue levels between US$1.5 million to US$30 million, through seven regional managers nationwide. Generally, these clients are not listed on the stock exchange but in some cases are capable of issuing financial obligations or commercial papers. Their financial information is reliable and audited. These companies are typically family-controlled but professionally managed.

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

BCP maintains business relations with over 1,200 correspondent banks, development organizations, multilateral financial organizations, and Export Credit Agencies in countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital and medium- and long-term investment projects. The current international markets volatility in additional to the dedollarization process in Peru have deteriorated BCP’s liquidity position in U.S. Dollars; BCP has been frequently borrowing short-term funds in the international markets, and participating in securitization programs for medium- and long-term funding. Meanwhile, in November 2007, we have started a process to raise US$300 million through an international syndicated loan.

BCP has been active in lending to Ecuadorian corporations where approximately US$15-25 million was placed in 2007. These loans were granted to companies enjoying the soundest creditworthiness ratings, and in strict compliance with country risk guidelines.

According to the Peruvian Central Bank, in 2007, Peruvian exports increased 15.3% to US$27.4 billion from US$23.8 billion in 2006, principally due to increased exports of commodities (copper, zinc and oil) and of manufactured goods (agribusiness and textiles). During the same year and based on BCP’s internal report, BCP’s exports volume increased 21.3% to US$10.8 billion from US$8.9 billion in 2006, amounting to 41.3% of total Peruvian exports. Total Peruvian imports were US$20.5 billion in 2007, increasing 33.7% from US$15.4 billion in 2006, principally due to higher demand for capital goods (industry, construction and transportation), raw materials for industry and consumer goods. BCP’s import letters of credit, collections and transfers amounted to US$4.3 billion in 2007, increasing from US$2.9 billion in 2006.

BCP has a direct presence abroad through its agency in Miami and its branch in Panama and has access to a wide network of foreign correspondent banks to offer several internationally competitive products to its customers.

BCP has correspondent banking relationships and uncommitted credit lines with more than 80 banks for foreign trade operations, financing of working capital, and medium- and long-term investment projects. During 2006, BCP’s significant surplus of liquidity allowed it to maintain a very low use of foreign lines of credit, but during 2007 BCP made extensive use of these credit lines.

In 2006, BCP introduced to the market a new product that supports exporters whose sales to other countries are conducted with no bills of credit or document collection. By introducing Factoring Internacional, BCP created an affiliation with Factor Chain International (FCI), the world’s largest chain in these types of products. BCP can presently acquire export invoices and relieve the exporters’ working capital needs. During 2007 the total turnover of invoices has increased by 657% and reached US$62.4 million, compared to US$9.5 million in 2006.

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

Based upon BCP’s internal records, BCP’s share of the market for structuring fixed-income instruments was 24.82%. Private debt placements, are increased again from US$1.6 billion in 2007. Among its main operations in 2007, of particular importance was the structuring of the private share offering of Maple Energy for US$55 million. Additionally, BCP completed a structured financing of Pesquera Hayduk for US$113 million. BCP also structured financing of Compañía Eléctrica El Platanal for US$120 million in 2007. BCP has issued US$30 million bonds of Inmuebles Panamericana bonds, the first long-term debt issuance of an AA-rated issuer from the retail industry in 15 years. Finally, it has successfully consulted on and structured a mid-term financing for Inversiones Andino of S/.88 million, to buy Cemento Andino’s stocks in a public auction.

Additionally, the Corporate Finance Area structures short-term instruments, primarily commercial paper and certificates of deposit, and offers financial consultancy services focused on restructuring debt, appraisals and evaluations of payment capacity for companies from several sectors, such as paper, manufacturing, sugar, food, real estate and construction.

Leasing

Leasing offers and manages financial leasing operations. It also carries out medium-term operations, principally for small and medium-sized companies. BCP is the leader with a market share of 35% of total leasing.

BCP’s management estimates that BCP’s lease finance business is currently the largest in Peru with a market share of 35% as of December 31, 2007. The principal means of financing for Credileasing is through the issuance of specific leasing bonds and mid-term loans granted by BCP. The total amount of outstanding leasing bonds reached S/.251.8 million (US$84.0 million) as of December 31, 2007. According to SBS, Credileasing’s market share among specialized leasing companies was 59.7% as of December 31, 2007.

The financial leasing business grew by 64.1% during 2007. BCP’s leasing loan balances shows a 107% growth in 2007 as a consequence of tax rule stabilization applicable to leasing operations and the growth of the Peruvian economy which is evolving favorably.

Growth during 2007 was driven by business loans in sectors requiring investment in mining, transportation services to mining companies, energy generation and manufacturing companies. Loan demand also increased in the telecommunications sector.

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

During 2007, transactional services continued to contribute to BCP’s earnings. The monthly average number of current accounts increased by 12.1% and fee revenues increased by 10.23 % compared to those of 2006. This improvement is mainly the result of the dynamism experienced in SME (small business) sector. Collection services, such as bills and companies’ collections, generated commissions that increased 5.5% and 22.5%, respectively, over the 2006 collections. BCP’s strategic decision to offer value to its clients through the implementation of more efficient mechanism of information related to these services, explained part of this improvement. On the other hand, the higher demand by clients for the remote banking service, “Telecredito,” generated 17.1% more transactions than were in 2006. Other commissions generated by remittances abroad grew 7.9% from those generated in 2006. Likewise, the transaction volume generated by Electronic Factoring increased 31% in 2007. Finally, the electronic service for invoice financing, recently introduced in the market, grew by 151% in volume with respect to that of 2006.

(iii) Retail Banking Group

According to BCP’s internal reports, retail banking-related loans accounted for approximately 38% of BCP’s total loans in 2007 compared to 37% in 2006, 36% in 2005, 33% in 2004 and 28% in 2003.

After several years of declining loan volumes of BCP’s retail Groups, volumes grew in 2002, particularly in loans to small businesses and home mortgages, but decreased again in 2003, and had a modest 4.4% increase in 2004, according to BCP’s internal records. Between 2005 and 2006, loan volumes totaled US$1,962 million, a significant growth of 30%. Furthermore, home mortgages, consumer loans and small-business loans have showed an outstanding growth during 2007; home mortgages grew approximately 31% to US$1,135 million, consumer lending, which includes credit cards and consumer installment loans, grew 72% to US$806 million, while micro-business loans grew 48% to US$436 million.

With the segmentation of its retail client base, BCP is able to focus on the cross-selling of products and on improving per-client profitability. BCP’s management expects the retail banking business to be one of the principal growth areas for BCP’s lending activities.

BCP’s retail banking serves individuals and small-sized companies with annual sales levels of up to US$1.5 million. BCP’s objective is to establish profitable long-term relationships with this broad client base, using segmentation strategies that satisfy the specific needs of each client type. BCP’s retail strategy changed since the beginning of 2007, when BCP started using the branch network as the center for all transactional and commercial activities. BCP now has a Commercial Division, in charge of all direct sales forces and the branches, which in turn are organized on a geographic level. Each branch is responsible for servicing and selling products to three customers groups: Exclusive Banking, Small Business Banking and Consumer Banking. In addition, each branch is responsible for coordinating the different channels offered within the branch, such as Customer Service Representatives and Tellers. The Marketing Division is responsible for product, channel and segment management.

Exclusive Banking

Exclusive Banking is BCP’s upscale retail banking area, which manages a select number of individual customers who are key to BCP because of the high volume of loan and deposit business and their attractive profitability.

The Exclusive Banking customers are serviced through specialized accounts managers in charge of a small number of high-income clients with a good credit record and at least US$10,000 in loans or US$20,000 in deposits. The account manager is responsible for improving per-client profitability and achieving long-term relationships with customers through personalized service, cross sell and share of wallet strategies. Account managers are also responsible for new customer acquisition, in particular through mortgage loans. The Exclusive Banking segment is very profitable and responsible for approximately 40% of retail baking’s deposit and loan volume with approximately 80,000 customers. BCP provides a preferential service to the exclusive banking segment by offering both traditional and innovative products to its clients, including privileged service in the branches at the teller window, access to a specialized account manager, expert phone banking, and preferential interest rates on loans. The higher end of this segment also has access to investment advisors who prepare customized investment plans consisting of capital market products and mutual funds.

Small Business Banking

In 2004, following the merger with Financiera Solución, this area experienced some adjustment: i.e., the portfolio was divided such that larger clients, still defined as Mid Size Business Banking, and the smaller clients, which were incorporated by the incoming Solución portfolio and are currently part of the Small Business Banking.

BCP’s Small Business segment now accounts for 180,000 clients. Customers are divided into three groups with different business models and different services and products. The first group is the mid size business banking, which serves approximately 9,000 clients, with annual sales between US$300,000 and US$1.5 million. The next group of 60,000 clients, with annual sales between US$10,000 and US$300,000, is the small business banking segment and the third group, with a little over US$100,000 in sales, is the very small business customers.

In addition to products, such as revolving credit line repaid in installments, BCP also helps the development of the small and micro (SME lending) business segments, individuals who primarily derive their income from small, family-run businesses in two fronts (i) client training programs through seminars and presentations; and (ii) formalization programs based upon alliances with government institutions such as Prompyme, the Ministry of Labor and Social Promotion, Municipalities and the Peruvian Center for the Promotion of Small Business. BCP’s loans to small businesses as of December 31, 2007 amounted to US$436 million, representing another year of consecutive growth.

According to BCP’s internal reports, the Small Business Banking loan portfolio grew, at year end, from US$240 million in 2005 to US$356 million in 2006 and to US$597 million in 2007 (regardless of contingent facilities). In terms of deposits, this group increased deposits from US$350 million in 2005 to US$415 million in 2006 and to US$592 million in 2007.

Consumer Banking

Consumer Banking is in charge of developing strategies for the retail customers not included in Exclusive Banking or Small Business Banking, approximately 2 million medium to low income individuals. Nonetheless, the center of attention is on customers who receive their payroll in BCP. BCP is especially interested in this group of customers who represent more than 700,000 clients. The strategies applied vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross sell and retention programs expanding benefits to non-banking products (i.e., access to discounted products). BCP has continued excelling in expanding its debit card as a form of payment, maintaining a 60% market share in withdrawals and payments with debit cards and a year-to-year increase of 242,000 active cards, achieving more than 2.2 million active cards by the end of 2007.

Mortgage Lending

As of December 31, 2007, BCP was the largest mortgage lender in Peru with a market share of 39.7% of total mortgage loans in the Peruvian banking system. This was, to a large extent, the result of extensive marketing campaigns and improvements in the quality of procedures for extending credit and establishing guarantees.

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

BCP had US$1,125 million of outstanding mortgage loans as of December 31, 2007 compared to US$859 million for year-end 2006.

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

In May 2006, the original MiVivienda program was terminated. However, local banks, with government approval, launched a similar project, known as MiVivienda2, to which proprietary funds contribute. In addition, in March 2007, BCP created a new program financed by the government called Mi Hogar, which targeted persons with a lower income profile. The conditions of the new program are almost identical to those of the first MiVivienda, except that financing is in local currency.

Consumer Lending (Credit Cards and Installment Loans)

Consumer lending, credit cards and installment loans have grown significantly as improving economic conditions have led to increased consumer spending. BCP expects the strong demand for these products to continue. In addition to interest income, BCP derives fee income from customer application and maintenance, retailer transactions, merchant processing and finance and penalty charges on credit cards.

Peru’s economic growth has had a huge impact on the consumer credit market, which grew by 34% during 2007. The outstanding balance is US$4,979,000, US$2,060,000 for credit card and US$2,919,000 in installments loans. BCP’s market share increased during 2007 from 16.9% to 18.8% for credit cards and from 12.9% to 16.3% for installment loans. The 59% growth in consumer lending was achieved while maintaining a low 2% ratio of delinquent accounts (over 30 days).

Installment loans had an unprecedented expansion reaching US$70 million in outstanding balances, an 80% increase from 2006. These results are due in part to a strategic change designed to broaden our customer base. For the first time, 50% of new loans came from customers with a monthly gross income of less than US$400.

In the credit card business, another area of consumer loans, BCP continued to apply segmented strategies. BCP continues to offer value to its high end customers through partnerships with the airline LAN and with Primax, a chain of gas stations. These programs, coupled with our own Travel Program, enabled us to reach record levels, both in point generation and point usage (exchanges). To catch the attention of the lower income segment, BCP worked on streamlining its risk assessment and card delivery process. In addition, we have been continuously improving monitoring and optimizing scoring models, including, among others, behavior, payments and income forecasting. With these actions, BCP has achieved a growth of 38%, or a US$32 million increase, in outstanding balances over the previous year, reaching a total balance of US$387 million. According to BCP’s internal records, the numbers of active credit cards have increased from 296,000 in 2005 to 325,000 in 2006 to 387,000 in 2007. Total purchases increased from US$592 million in 2006 to US$868 million in 2007.

In 1997, VISANET was established in Peru to acquire and process transactions involving credit and debit card transactions and to widen their acceptance, with the participation of major local banks and Visa International. BCP is the largest shareholder of VISANET, holding approximately 36% of its total shares. Based upon BCP’s internal data, the number of electronic payment terminals was approximately 41,000 in 2007 compared to 28,000 in 2006, 18,000 in 2005 and 15,741 in 2004.

(iv) Capital Markets Group

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

Trading and Brokerage Services

BCP’s subsidiary, Credibolsa, is the leading brokerage house on the Lima Stock Exchange. According to data from the Lima Stock Exchange, during 2007, Credibolsa had a total trading volume of US$4.8 billion, increasing from US$2.96 billion in 2006. Credibolsa had 19.1% of the total trading volume in variable equity instruments on the Lima Stock Exchange and 35.9% of the volume in trading of fixed income instruments on the Exchange in 2007, compared to 18.93% and 67.4% in 2006, respectively. Credibolsa’s trading volume was generated by domestic customers, both retail and institutional, and by foreign institutional clients as well as by Credicorp’s proprietary trading.

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

Treasury, Foreign Exchange and Proprietary Trading

BCP’s treasury and foreign exchange groups are active participants in money market and foreign exchange trading. These groups manage BCP’s foreign exchange positions and reserves and are also involved in analyzing liquidity and other asset/liability matters. The trading desk plays an important role in short-term money markets in Nuevos Soles and in foreign currencies and has been active in the auctions of certificates of deposit by Peru’s Central Bank and in financings through certificates of deposit, inter-bank transactions and guaranteed negotiable notes, among other instruments. According to BCP’s internal reports, its foreign exchange transaction volume was US$17.7 billion in the forward market and US$49.4 billion in the spot market in 2007, achieving a market share in the foreign exchange trading services of approximately 34% in the forward market and 30% in the spot market.

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

Asset Management

In June 1994, BCP created Credifondo S.A., Sociedad Administradora de Fondos Mutuos de Inversión en Valores (Credifondo) to establish, provide advice to and operate mutual funds in Peru. In 2006, it continued to be the largest mutual fund manager in Peru with 45.1% of the market at year-end, as compared to 50.9% in 2004, based upon data from the Comisión Nacional Supervisora de Empresas y Valores (“CONASEV”), the Peruvian securities market authority. As of December 31, 2007, total Peruvian funds in the mutual funds system amounted to US$4.3 billion, increasing 65.4% from US$2.6 billion in 2006.

According to CONASEV, as of December 31, 2007, Credifondo managed eight separate funds, with a total of 114,340 participants (41.6% of total participants) compared to 81,774 (58.8% of total participants) in 2006. Among the securities in which the different funds specialize are: equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds, U.S. Dollar-denominated short-term securities and U.S. Dollar-denominated real estate securities. As of December 31, 2007, the total amount of funds managed by Credifondo was US$1,956 million, increasing from US$1,234 million as of December 31, 2006. Such funds are subject to certain volatility, and there can be no assurance as to their future performance. Credicorp does not guarantee any return on these investments.

As of December 31, 2007, the Bolivian fund administrator managed a total of US$70.9 million of third-party funds (US$57.6 million in 2006).

Trust, Custody and Securitization Services

According to BCP’s internal reports, BCP holds US$23.4 billion in securities for over 62,797 domestic and foreign clients. Custody services provided by BCP include the physical keeping of securities and the payment of dividends and interest. In addition, BCP acts as paying agent for securities of which it does not keep custody. BCP is one of the few banks in Peru qualified to serve as a foreign custodian for U.S. mutual funds. Trust services include escrow, administration and representation services, supervision of transactions done for its clients and transfer settlement and payment services for local securities issues, allowing clients to be adequately represented in their activities in the local and international securities markets.

In 2000, Inversiones Crédito del Perú (now Grupo Crédito), a subsidiary of Credicorp, jointly with two other Peruvian banks, formed La Fiduciaria S.A. (“Fiduciaria”), an associated entity and the first specialized trust services company in Peru, in which Credicorp holds a 45% interest. In its eighth year of existence, Fiduciaria has managed trusts for a majority of the institutions in the national financial system, putting itself at the forefront of fiduciary services in the country. Operations encompassed sectors including energy, communications, mining, tourism, fishing, education and construction. Fiduciaria ended 2007 with 200 outstanding operations (116 in 2006).

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

Credit risk in retail banking group involves the assessment of the client’s financial track record and other aspects in order to determine its ability to repay debt. Additionally, in each case, loan approval is subject to a number of credit scoring models, which assign loan-loss probabilities that relate to expected returns of each market sector.

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

In US$thousands	Risk without collateral or with only personal collateral or guarantee	Risk with preferred guarantees (1)	Years

Board of Directors	No credit limit	No credit limit	No credit limit
Executive Committee	US$60,000	US$60,000	15
General Manager	US$15,000	US$30,000	15
Credit Group Manager	US$7,500	US$15,000	15
Credit Risk Manager	US$4,000	US$8,000	10
Credit Risk Chiefs	US$1,000	US$3,000	10

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

In general, BCP is a secured lender. As of December 31, 2007, approximately US$3.9 billion of the loan portfolio and contingent credits were secured by collateral which represents 50.8% of the total loan portfolio based upon BCP’s unconsolidated figures (53.1% as of December 31, 2006 and 51.3% as of December 31, 2005). Liquid collateral is a small portion of the total collateral. In general, if BCP requires collateral for the extension of credit, it requires collateral valued at between 10% and 50% above the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons.

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

(vii) Deposits

Deposits are principally managed by BCP’s Retail Banking Group. The main objective of BCP’s Retail Banking Group operations has historically been to develop a diversified and stable deposit base in order to provide a low-cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. BCP has historically relied on the more traditional, stable, low cost deposit sources, which it considers to be its core deposits: time, demand deposits, savings and CTS deposits. CTS deposits, or Severance Indemnity Deposits, are funded by companies in the name of their employees, amounting to one month’s salary per year, and may be withdrawn by the employee only upon termination of employment or upon transfer to another bank, subject to certain exceptions. Exceptions include disposing of 50% of the CTS deposit at any time and disposing of up to 80% at once for home purchase.

As of December 31, 2007, these core deposits represented 97.1% of BCP’s total deposits on an unconsolidated basis. BCP’s extensive branch network facilitates access to this type of stable and low-cost source of funding. BCP’s corporate clients are also an important source of funding for BCP. As of December 31, 2007, BCP’s Wholesale Banking Group accounted for approximately 45% of total deposits, of which 41% were demand deposits, 57% time deposits, and 2% savings. Of all deposits from BCP’s Wholesale Banking Group, most (54.7%) were foreign currency-denominated (almost entirely U.S. Dollars) and the balance (45.3%) was Nuevo Sol-denominated.

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

All of BCP’s retail banking group services and a substantial portion of BCP’s corporate banking services are fully computerized. All of BCP’s points of service, including branches, ATMs and POS terminals, are linked to BCP’s Data Processing Center, permitting BCP to monitor and analyze service while allowing most transactions to be executed on a real-time, online basis.

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

Many Linux/Unix/Windows server systems are deployed or upgraded to host collaborative applications, call center and virtual POS systems. JAVA-based application servers have been chosen as the strategic growth platform for core business applications. Over the next three years, the replacement of BCP’s branch automation software will commence in order to use the latest proven technology available, which will improve its successful system that among other things can prioritize queues for eligible customers via a ticketing system in the branches.

The Systems and Organization Group’s mission is to act as technological partner with the various businesses of BCP. It designs and manages computer and communications systems; designs and enhances processes; manages strategic projects; and provides consultancy in technological and organizational aspects.

During 2007, expenses on systems totaled US$78.7 million, of which US$61.9 million were recurring expenses and US$16.8 million were allocated to specific projects. Investments totaled US$35.1 million, of which US$13.8 million were for tactical projects, US$13.4 million for core processes, and US$7.9 million for subsistence projects.

In 2007 we started three important projects to develop new, world class systems with a view to reaching our strategic objectives. The first project is the implementation of a new computer system for our office windows that will provide BCP branches with a more modern, safer and stronger technological platform. The second project is installing a new system for the management of collections in Retail Group in order to enhance efficiency in collections by providing a model of excellence that will have positive impacts on our levels of provisioning. The third project is installing the SAP platform to efficiently manage the bank’s accounting, logistic and human resources functions. To continue with the objective of increasing lending in Retail Group, in 2007 the Loans Integrated Model (MIC) nationwide system was updated to provide an immediate response to clients about their credit card applications, and the assigned credit line, once approved. One of the main uses of this system was for the new Plaza San Miguel credit card where applications are evaluated in real time and cards are delivered instantly if approved. We extended the use of this system to consumer loans, which started in March 2008 to improve response time to the client at the contact point. Finally, in November 2007 we implemented the new system for prevention of money laundering and we provided the bank with a world class system to enforce regulations for preventing asset and money laundering. Moreover, we have made important progress in our systems to enforce the guidelines of the New Basel Capital Agreement, with results expected to manifest themselves in the next two years.

In 2007, BCP started implementing a disaster recovery system which duplicates all operational and functional systems by mirroring each of BCP’s computer systems. BCP’s disaster recovery center is located 10 miles from BCP’s main center (downtown Lima office). The ECO Program (Excellence in Operational Continuity), started building two new computer centers, one in our headquarters in La Molina, to replace the existing computer center; and another in Chorrillos, to replace the one in the main downtown Lima office. With these two updated and interconnected computer centers, the bank will simultaneously backup operations against incidents in either of them, without service interruptions. The facilities will include state of the art, highly efficient, reliable and redundant facilities using the most recent techniques and methodologies to guarantee high availability of our services at all times.

Additionally, we have started the construction of a computer center in Trujillo in order to be able to cope with the possibility of a major incident in Lima. The computer center will continually back up information from Lima and will be capable of launching in a few minutes, if needed, allowing us to preserve the financial information of our clients even in case of a serious event.

The new computer center of La Molina is expected to begin operating at the end of 2008, the one in Trujillo in mid 2009 and in Chorrillos in early 2010.

In order to streamline the decision making regarding technology issues in accordance with the strategic objectives of the organization, we continue to consolidate the IT Governance policy. The Systems Committee, together with the IT Systems and Organization Division, follow up on the condition of the strategic technology projects on a monthly basis. Moreover, we created an IT Governance Committee, which is led by the Deputy General Manager and includes the Finance Division Manager, the Business and Corporate Banking Division Manager, the Systems and Organization Division Manager, the Marketing Manager, the Business Solutions Manager and the Systems Development Manager. The objective is to involve the main business areas in technological decision making. During 2007, the IT Governance Committee defined technology principles consistent with our business objectives.

Marketing

BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and, focusing on change and innovation, it seeks to promote its products and services by constantly improving them. In this manner, BCP aims to meet market needs with the ultimate purpose of creating the highest possible value for its clients and shareholders. In 2007, BCP’s strategy was developed mainly on two fronts:

Generating Value

In terms of generating value, the Bank continues to develop strategies to approach different customer groups. The increasing usage of CRM (Customer Relation Management) tools across all sectors enables the Bank to reach customers and provide them with personalized offers and terms in a timely manner. In an effort to build long-term relationships, the Bank has boosted its development and training activities, including training programs with small-business owners supported by Universidad del Pacífico, the fair organization ExpoNegocios, Bodegas y Mercados, and intensive seminars conducted in different cities across the country. Another key element for creating value is innovation, and BCP has launched several innovative products, including new products in the services provided to very wealthy customers; new benefits to customers whose wages are paid at their BCP accounts; and the development of the Línea Múltiple de Negocios (Multiple Business Line) that allows our customers to meet their financial needs with a comprehensive, easy-to-use product.

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

(x) Employees

As of December 31, 2007, BCP had 9,593 full-time employees, compared to 8,243 employees as of December 31, 2006 and 7,568 employees as of December 31, 2005. All employees of banks in Peru are given the option of belonging to an employee union, and such employee unions are collectively represented by the Federación de Empleados Bancarios or Federation of Banking Employees (“FEB”). In order to negotiate a collective agreement on behalf of its members, FEB must have as members over 50% of all Peruvian banking employees. Because the representation of banking employees members in FEB has declined to below 50%, primarily because of the substantial reduction in the size of the state-owned banking business during the 1990s, the most recent collective bargaining agreement, which expired on June 30, 1995, was not renewed. As of December 31, 2007, BCP had no unionized employees. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

(5) Atlantic Security Holding Corporation

ASHC engages in trade finance, private banking, asset management and proprietary investment and trading activities. ASCH was incorporated in December 1981 in the Cayman Islands and principally serves Peruvian-based customers through banking offices in Panama and representative offices in Lima.

A portion of Credicorp’s commercial banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. As of December 31, 2007, ASHC had total assets of US$1,615.7 million and net equity of US$214.1 million (compared with US$1,379.1 million and US$178.9 million, respectively, as of December 31, 2006). ASHC’s net income was US$39.5 million in 2007 and US$31.5 million in 2006, which included income from dividends paid by Credicorp. Larger revenues from dividends are a consequence of strong Credicorp dividend payments in 2007, resulting from improved earnings in the prior year. Though not reflected in the consolidated results, ASHC’s net income attributable to Credicorp increased compared to the US$15.4 million registered during the 2006, reaching a total of US$20.5 million.

Total loans outstanding in ASHC’s portfolio were US$133.8 million and US$131.4 million on December 31, 2006, and 2007, respectively, representing a decrease of 1.8%. Deposits increased 18.6% to US$1,382.9 million on December 31, 2007 from US$1,166.1 million on December 31, 2006. Third-party assets under management increased 60.6% from US$1,396.2 million in 2006 to US$2,241.8 million in 2007, principally due to the increase in value of customers’ stock portfolios. ASHC’s past due loans as a percentage of total loans was 0.0% from 1996 through 2002, but reached 2.3% as of December 2003, and declined back to 0.0% on December 31, 2004, 2005, 2006 and 2007.

ASHC’s Corporate Banking Group makes working capital and bridge loans. As of December 31, 2007, approximately 46.6% of ASHC’s loans were to Peruvian companies, 4.4% were to companies in Bolivia, 11.9% were to companies in Colombia, 9.5% were to companies in Mexico, and the remainder was to borrowers in other Latin American countries. ASHC’s trade finance activities are conducted by its Corporate Banking Group. ASHC has concentrated its extensions of credit on short-term trade transactions with Latin American countries other than Peru.

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

ASHC’s Private Banking Group’s clients have traditionally provided a stable funding source for ASHC, as many are long-time clients who maintain their deposits with ASHC. As of December 31, 2007, ASHC had approximately 3,200 customers. Currently, about 95% of ASHC’s private banking clients are Peruvian.

ASHC trades on its own account primarily by making medium-term investments in fixed income securities, equity securities and sovereign debt. The portfolio includes investment grade and non-investment grade debt securities of public companies and, to a much lesser extent, private U.S. debt and equity issues. Such securities are subject to substantial volatility and there can be no assurance as to their future performance. As of December 31, 2007, ASHC had approximately US$853.7 million, at fair value, invested in these types of securities (US$737.8 million in 2006). ASHC generally utilizes its own funds for these activities rather than borrowings. ASHC also holds an equity investment in Credicorp with a fair value of approximately US$1,115.6 million on December 31, 2007 (US$598.6 million on December 31, 2006). ASHC’s investment portfolio, as well as future purchases, sales, overall investment strategy and the general profile of the trading portfolio are reviewed on a monthly basis by an investment committee composed of members of its senior management. The Board of Directors of ASHC reviews and approves exposure limits for countries with transfer risk on a quarterly basis. The credit risk by counterparty is evaluated on a consolidated basis, including direct and indirect risk, such as interbank placements, loans, commitments, guarantees received, and trading securities purchased in the secondary market.

ASHC’s Asset Management group, created in 1989, conducts ASHC’s management of third-party funds which, including the aggregate of third-party assets, had total assets under management of US$2,241.8 million as of December 31, 2007, compared to US$1,396.2 million as of December 31, 2006. This increase was principally due to the increase in value of customers’ stock portfolios. Investment decisions for funds, except for outsourced funds, are made by senior officers within ASHC, in accordance with guidelines of the Investment Committee.

(6) Pacífico Peruano Suiza

Credicorp conducts its insurance operations exclusively through PPS and through its subsidiaries El Pacífico Vida and Paćifico Salud, which together comprise Pacifico Grupo Asegurador, which provides a broad range of insurance products in the property and casualty, life and health groups. In 2007, the six most significant lines together constituted 81.8% of total premiums written by PPS. These are commercial property damage (including fire, earthquake and allied lines and limited liability risks), automobile, health, life and pension fund underwriting and life annuities. PPS is the second leading Peruvian insurance company, including private health companies, with a market share of 34.2% based on net premiums earned and fees in 2007.

PPS’s consolidated net income attributable to Credicorp in 2007 was US$9.4 million, a decrease of 35.1% from US$14.5 million in 2006. Total premiums increased 25.4% to US$467.2 million during 2007 from US$372.3 million in 2006, and net premiums earned, net of reinsured premiums and of technical reserves (as defined below in “―(ii) Claims and Reserves”), were US$307.2 million in 2007, increasing 18.6% as compared to the previous year. PPS’s net underwriting results decreased from US$34.7 million in 2006 to US$15.4 million in 2007, amount that represents 3.3% of total premiums. This is mainly explained by the increment of the net claims paid as a percentage of net premiums written from 72% during 2006 to 77.7% during 2007, due to the earthquake that affected the south of Peru in August 2007 and several severe claims in the fire and technical branches.

PPS’s business in property and casualty and private health is highly concentrated, with a client base of over 30,000 companies and over 330,000 individuals in the property and casualty and health insurance programs, including individuals affiliated with group health insurance programs through the companies by which they are employed. PPS’s life insurance client base consists of over 115,000 individuals. As of December 2007, revenues from policies written for PPS’s three largest and 20 largest customers represented 7.0% and 23.3% of total premiums in P&C and Health insurance, respectively, PPS’s property insurance lines are sold through agents and brokers, while life insurance is sold by its own sales force. The 10 largest brokers in the property and casualty as well as in the private health segment accounted for approximately 40.3% of total premiums as of December 31, 2007 (35.7% as of December 31, 2006).

El Pacífico Vida (“Pacífico Vida”), PPS life insurance subsidiary since 1997, is 38%-owned by ALICO, a subsidiary of AIG. In 2007, Pacífico Vida had total premiums of US$136.7 million, a 17% increase from total premiums of US$117.2 million in 2006. Pacífico Vida’s net income reached US$15.5 million in 2007 compared to US$9.4 million in 2006. Pacífico Vida’s market share was 25.8% in 2007 versus 23.0% in 2006. Individual life and personal injuries businesses increased by 24.14%, mainly due to the development of new products, improved productivity and growth of their sales force, reaching a market share of 33.4%. Life annuity business decreased 12% in total earnings but resulted in an unexpected increase in market share from 17.7% to 19.2%, mainly due to a more conservative investment policy, which decelerated the demand for this product. The pension fund underwriting business grew 28.8% with respect to the same period in 2006. Likewise, Group Life, Legal Life, SCTR and Credit Life increased thanks to the business with BCP such as credit cards and mortgage loans. In 2007, total premiums on Group Life, Legal Life and SCTR (limited workers compensation) increased by 7.4% with Credit Life being the most dynamic product, reaching an increase of 46% over that of 2006. Pacífico Vida, the life insurance company, generated financial earnings amounting to US$25 million in 2007.

In 1999, PPS formed Pacífico Salud, becoming one of only three private health insurance companies in Peru at that time to offer an alternative to public social security. In March 2004, PPS acquired Novasalud EPS for US$6.5 million and merged it with Pacífico Salud in August 2004. Pacífico Salud had total revenue of US$95.1 million in 2007 (US$80.7 million in 2006), with a net income of US$2.7 million in 2007 (US$3.7 million in 2006) mainly due to an increase in claims. The net loss ratio, defined as net claims paid as a percentage of net premiums earned, increased to 80.1% in 2007 from 77.3% in 2006.

(i) Underwriting, Clients and Reinsurance

Underwriting decisions for substantially all of PPS’s insurance (property and casualty) risks are made through its central underwriting office. PPS’s own risk management staff inspects most medium and medium-to-large commercial risks prior to their underwriting, whereas third party surveyors are employed to inspect smaller risks. Underwriting standards are approved by the Board of Directors on a yearly basis.

PPS utilizes reinsurance to limit its maximum aggregate losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on evaluation of the financial capacity of the reinsurer, terms of coverage and price. PPS’s principal reinsurers in 2007 were, among others, Lloyd’s, New Hampshire Insurance Co., Münchener Ruck, Swiss Reinsurance Co., Hannover Ruck, XL Re Ltd., Liberty Mutual, London Life, Mapfre Re and QBE Reinsurance. Premiums ceded to reinsurers represented 18.9%, 17.0% and 20.8% of premiums written in 2005, 2006 and 2007, respectively. PPS acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers who are unable to satisfy their reinsurance requirements. As of December 31, 2007, premiums for reinsurance written by PPS totaled US$6.1 million.

Although PPS historically has obtained reinsurance for a substantial portion of its earthquake-related risks through excess loss contracts, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition. See “—(ii) Claims and Reserves.”

(ii) Claims and Reserves

Net claims paid by PPS as a percentage of net premiums written (i.e., the net loss ratio) reached 64.5% in 2007, up from 60.3% in both 2005 and 2006.

The net loss ratio, in the property and casualty segment, which represented 51.3% of PPS’s premiums in 2007 (47.8% in 2006) increased from 63.3% in 2006 to 70.6% in 2007, due to the low performance of fire and allied lines as well as the technical lines. The net loss ratio from the fire and allied lines, which represented 22.3% of property and casualty premiums in 2007 (27.7% in 2006) increased from 35.0% in 2006 to 81.4% in 2007, mainly as consequence of the earthquake that affected the south of Peru in August 2007. The net loss ratio of the Technical lines, which was 9.4% of property and casualty premiums in 2007 (8.2% in 2006) increased from 82.9% in 2006 to 140.4% in 2007.

The net loss ratio in the life insurance lines, which represented 29.2% of PPS’s premiums in 2007 (31.4% in 2006) increased from 44.3% in 2006 to 47.1% in 2007, due to the low performance of individual annuity, and a better performance in disability and survivor (pension fund) insurance. The net loss ratio of individual annuity, which represented 17.6% of life insurance premiums in 2007 (27.1% in 2006) increased from 44.2% in 2006 to 70.5% in 2007. Disability and survivor insurance, 28.1% of life insurance premiums in 2007 (25.4% in 2006), decreased from 86.3% in 2006 to 72.9% in 2007.

The net loss ratio in the health insurance lines, which represented 19.5% of PPS’s premiums in 2007 (20.8% in 2006), increased from 81.2% in 2006 to 82.3% in 2007.

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

Pursuant to SBS regulations, PPS establishes pre-event reserves for catastrophic risks with respect to earthquake coverage. See “—(11) Supervision and Regulation—(v) PPS—Reserve Requirements.” In accordance with IFRS principles, the pre-event reserves and income charges for catastrophic reserves are not considered in Credicorp’s consolidated financial statements.

There can be no assurance that ultimate claims will not exceed PPS’s reserves.

(iii) Investment Portfolio

As of December 31, 2007, the book value of PPS’s portfolio (which includes Pacífico Seguros, Pacifico Vida and Pacifico Salud) was US$821.3 million, which included US$56.6 million in equity securities and US$764.6 million in bonds. In addition, real estate investments book value reached US$31.8 million. The book value of Pacifico Seguros in 2007 was US$136.2 million and was invested mainly had short-term debt instruments and equity, while Pacifico Vida’s book value was close to US$675.6 million and was mainly invested in long-term debt instruments. Pacifico Salud, on the other hand, had a small portfolio with a book value of US$9.4 million and was mainly invested in short-term debt instruments.

As part of its improvement process, PPS changed its investment policy to employ the best international risk management practices and tools, and incorporated the recommendations of Solvencia II and Basel II with a view to developing a better match of terms and currencies with the company’s liabilities, especially in connection with obligations vis-à-vis PPS’s insured customers.

Investment profits earned during 2007, although lower than 2006, were significantly higher than PPS’s forecasts. Earnings in 2007 were attributed primarily to: (i) the increase in the stock market value at the beginning of the year and accurate profit tacking and portfolio restructure; (ii) a slight increase in fixed income earnings due to a larger position and better local interest rates; and (iii) an additional income from our real estate investment book due to higher rent fees. Year to year financial income was lower by US$12.5 million, due to the extraordinary financial gains registered in 2006, which result from the sales of a significant package of shares, the majority of which were stock of Banco de Credito, that generated US$40 million in gains at PPS level.

Although large payments were required to cover for the damages caused by the earthquake that struck Lima in August 2007, cash inflow generated by sales premium, stock sales, fixed income earnings and real estate rent fees allowed Pacífico Seguros to make additional investments. In this sense, the PPS (property and casualty) equity portfolio increased from US$42.6 million as of December 31, 2006 to US$56.6 million as of December 31, 2007 and fixed income portfolio from US$754 million as of December 31, 2006 to US$764.6 million as of December 31, 2007. These allowed PPS to assure large reserves for possible future claims.

PPS’s main strategy is to have an appropriate match of currency and term for its assets and liabilities. In this sense, since a significant portion of its premiums is denominated, and much of its operations are conducted, in U.S. Dollars, most of the assets are invested in this currency. In 2007, 71.4% of the gross premiums received by PPS were denominated in U.S. Dollars (71.5% in 2006).

PPS’s investments are made primarily to meet its solvency equity ratio and to provide reserves for claims. PPS manages its investments under two distinct portfolios. The first portfolio is designed to match the liabilities of property, automobile and health lines, and the second portfolio is designed to match the liabilities of life and annuities lines. Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. PPS invests in foreign markets, emphasizing investments in U.S. and European sovereign debt. PPS has adopted strict policies related to investment decisions. PPS’s investment strategies and policies are reviewed and approved by PPS Board of Directors. However, Senior management also has investment authority and decision making authority with respect to investments strategies.

PPS, like other major Peruvian insurance companies, sells its products both directly and through independent brokers and agents. Direct written policies tend to be for large corporate clients, as well as for life and health insurance lines. In recent years, PPS has focuses its energy on positioning itself as leader of the retail segment by introducing new and differentiated products and services.

Finally, Credicorp is attempting to expand PPS’s sales network by using the branch network of Banco de Credito. PPS offers, in collaboration with BCP, a life and health insurance product, personal life insurance product that combines accidental death coverage with renewable term life insurance, car insurance, leasing insurance and credit life.

(7) Grupo Crédito/Prima AFP

Continuing to pursue its strategy of fast growth and positioning in the market, on August 24, 2006 Prima AFP reached an agreement with Grupo Santander Perú S.A. for the acquisition of 99.97% of Unión Vida AFP. The acquisition was consummated for a total of US$141 million and the final purchase price determination was made with the conclusion of the arbitration proceedings between the parties. As a result, Credicorp received a reimbursement in an approximate amount of US$4.5 million. See Note 2(a) to Credicorp Consolidated Financial Statements. Of the US$141 million, US$112 million came from a capital increase and US$29 million came from a BCP loan. Later, the company engaged in a tender offer directed at the minority shareholders. The company has successfully managed the operational and commercial challenges associated with the merger period. Unión Vida managed to resist competitive pressure, reaching 36,974 gross transfers and 8,907 affiliations between September and November 2006.

Prima AFP started 2007 by striving to consolidate its market leadership. To do so, it focused on preserving its strong value proposal, namely the market’s lowest management commission, strong support from Grupo Credito and its vast experience in the investment business, and outstanding service, information and advice.

Commercial growth came principally from higher productivity in sales management which allowed exceeding Prima’s AFP goals of capturing a high quality portfolio. Such growth was coupled with an expanding national economy (that resulted in higher salaries and returns to individual and corporate contributing members), underpinning the growth of the company’s revenues base.

Prima AFP’s strong performance also resulted from a wider and stronger revenue calculation base, coupled with a stable and improved portfolio of contributing members. The company continued to cut costs, reducing the number of sales representatives from 2,225 in December 2006 to 421 in December 2007.

In 2007, Prima AFP earned US$3 million. The company thus reverted losses incurred in 2006 (US$20.7 million). The managed portfolio reached 31.4% market share to December 2007, with a total of US$6,403 million (29.2% market share with a total of US$4,211 million). Prima AFP closed 2007 with 1,023,482 affiliates and 459,370 contributing members.

Prima AFP revenues reached US$55 million, or 139.1% higher than in 2006. A significant portion of this increase may be attributed to flows from AFP Unión Vida’s portfolio, effective and efficient corporate marketing and an improved portfolio. Such improvement came from a stronger Peruvian labor market that resulted in a major increase in the Monthly Insurable Remuneration (RAM). It was complemented by the new Voluntary Contribution (Aporte Voluntario) product that started to generate fee flows in December 2007 and may account for as much as 6% of revenues in 2008. Also in 2007, the amount of Voluntary Contributions managed by Prima AFP reached US$167.9 million, leading to the highest system-wide market share (47.2%).

The merger between Prima AFP and Unión Vida and the profile of the surviving entity resulted in increased administration expenses. Amortization and depreciation charges of US$2.8 million as a consequence of investment in systems and furniture and amortization of intangible assets worth US$5.6 million, which were identified during the Unión Vida AFP’s purchase following IFRS.

To further pursue its enhanced service orientation, Prima AFP strengthened its customer service office network by opening a branch in Ica, refurbishing and moving its Cajamarca office to another area of the city and opening a new office in Lima’s historical downtown quarter, thereby increasing its nationwide presence with its 13 branches and 19 customer service offices.

In 2007, Credicorp focused on strengthening customer service quality, providing more information and giving advice to investing members, all of which required improving service and communications channels for affiliates, employers and pensioners.

(8) Competition

(i) Banking

The Peruvian banking sector is currently composed of 13 commercial banking institutions. As of December 31, 2007, BCP (excluding foreign branches) ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 38.4% of assets, 36.2% of deposits and 32.5% of loans.

Major Peruvian Banks as of December 31, 2007	Assets	Deposits	Loans
BCP	38.4%	36.2%	32.6%
Banco Continental	22.8%	24.2%	26.3%
Scotiabank Perú	16.2%	17.2%	15.3%
Interbank	9.3%	10.2%	9.7%
Citibank	2.7%	2.1%	3.1%

Source: SBS

The Peruvian banking industry experienced consolidation following the economic downturn in 1998, with the number of institutions declining from a peak of 25 banks. During 1999, Banco de Lima merged with Wiese, Banco Sur merged with BSCH-Perú, Banco del País merged with Nuevo Mundo and Progreso merged with Norbank, while Banex was liquidated and Solventa was turned into a finance company. During 2000, Orion and Serbanco were liquidated. In 2001, Interbank and Latino agreed to merge, NBK Bank merged with Banco Financiero and Nuevo Mundo was liquidated. In December 2002, BCP acquired BSCH-Perú and merged it into BCP in March 2003. In the first quarter of 2005, BCP acquired the onshore and offshore loan portfolio of Bank Boston’s Peruvian subsidiary, which amounted to approximately US$353 million. In 2006, Banco Wiese merged with Banco Sudamericano and created Scotiabank Perú. During the same year, HSBC launched operations in Peru and is currently focused on top corporate segments. Banco Fallabela started operations in the Peruavian banking system in August 2007 and its loan portfolio is concentrated in credit cards, consumer finance and, at a very low extent, in mortgages.

Credicorp believes that the Peruvian banking industry will continue to be a competitive environment within a generalized excess liquidity situation. Such increased competition may in the future affect Credicorp’s loan growth and reduce the average interest rates that it may charge its customers, as well as reduce fee income.

Since 1999, excess liquidity at major Peruvian banks has put pressure on margins. Credicorp does not intend to pursue corporate lending opportunities that are unprofitable solely in order to maintain market share. Credicorp expects Corporate Banking to grow at levels similar to GDP growth. Credicorp will seek to maintain its close relationships with corporate customers, focusing on providing prompt responses to their requirements and setting competitive prices. To this end, Credicorp is currently updating its information systems to improve customer service and to allow management to obtain information on customer and business profitability more efficiently. Credicorp also intends to expand the range of BCP’s investment banking and cash management products.

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

In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. In recent years, the AFPs and mutual funds-managed assets have increased at rates over those experienced by the banking system. The private pension fund assets reached US$20.4 billion as of December 31, 2007, increasing by 41.4% since December 31, 2006. Total mutual funds reached US$4.3 billion in 2007, a 65.4% increase from US$2.6 billion in 2006.

(iii) Other Financial Institutions

Other institutions in the Peruvian financial system tend to specialize in a given market sector. Such institutions include finance companies, municipal and rural savings and credit associations, municipal public credit associations, and savings and credit cooperatives that mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals, markets which have shown substantial increases in recent years. BCP is facing strong competition from these credit providers, primarily in respect of micro-business loans, where such providers lent US$1,175.2 million as of December 31, 2007, or 48.7% of the total in the financial system, and consumer loans, where such providers lent US$508.2 million, or 21.1% of the total in the financial system. BCP also faces strong competition in its credit card operations from credit cards issued by retail stores.

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

Mr. Paniagua took office in November 2000, and in July 2001, handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil.

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

President

President García is following conservative economic policies and has indicated a desire to avoid the mistakes of past governments. García named banker Luis Carranza as Minister of Economy and Finance. Carranza held a senior position at Banco Bilbao Vizcaya Argentaria (BBVA) in Spain and was a key adviser to Pedro Pablo Kuczynski, the Prime Minister (and former Minister of Economy and Finance) of former president Alejandro Toledo. García has announced that his administration would follow economic policies similar to those of the Toledo administration, which included achieving sustained economic growth, increasing exports of Peruvian goods, reducing unemployment, underemployment and poverty, reforming the tax system, fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

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

In the late 1980s and early 1990s, the Peruvian economy was volatile, with the country’s GDP contracting by 11.7% in 1989 and by 5.2% in 1990, growing by 2.2% in 1991, and contracting by 0.4% in 1992. The results of stabilization plans resulted in GDP increasing 4.8% in 1993, 12.8% in 1994, 8.6% in 1995, 2.5% in 1996, 6.7% in 1997. The “El Niño” and other adverse economic conditions led to a drop of -0.7% in 1998, but recovered 0.9% in 1999, 3.0% in 2000, 0.2% in 2001, 5.2% in 2002, 3.9% in 2003, 5.2% in 2004, 6.7% in 2005, 7.6% in 2006 and 9.0% in 2007; this growth for nine years in a row had not been experienced by Peru since 1977. The “El Niño” phenomenon (a shift in ocean temperatures and atmospheric conditions in the tropical Pacific that disrupts the weather) was still considered a threat in 2006 but is expected to have a low impact on the economy in the coming years.

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

One of the principal factors that contributed to the improvement of economic expectations was the 38.8% increase in exports in 2004, which was followed by new increases in 2005 (40.8%), 2006 (41.9%) and 17.0% in 2007. In particular, it has continued high foreign demand for minerals and raw materials and manufacturers benefited from the Andean Trade Promotion and Drug Eradication Act (“ATPDEA”) tariff preferences. However, production was uneven, with investment recovering, and sectors such as construction, oil and gas, mining (particularly mining of precious metals), non-primary manufacturing and fishing registered gains, while agriculture registered only minimal growth.

The decision of the United States in August 2002 to renew and expand tax benefits through the ATPDEA for certain Latin American exports was very beneficial to the manufacturing sector because of its inclusion of Peruvian textiles. These incentives are expected to stimulate exports over the next two years. In May 2004, a free trade agreement began to be negotiated with the United States, together with Colombia and Ecuador, which is expected to extend the favorable tariff status beyond 2006. During 2007, the Free Trade Agreement with the United States was signed which is expected to be implemented by September 2008. Moreover, trade policy is oriented towards developing bilateral agreements with a series of countries and economic regions, including the European Union, Canada, and Singapore.

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

Peru’s trade deficit decreased from US$600 million in 1999 to US$300 million in 2000 and US$90 million in 2001. Peru registered a US$210 million surplus in 2002, which grew to US$731 million in 2003, and further to US$2.7 billion in 2004, principally due to continued exports growth. Exports climbed to US$12.5 billion in 2004, 40% higher than the US$9.0 billion registered in 2003, driven by the greater volume of traditional exports, in particular minerals. Imports rose to US$9.8 billion in 2004, with increases mainly in raw materials and capital goods. In 2006, trends continued, with exports rising to US$23.8 billion and imports increasing to US$14.9 billion, and in 2007, exports continued rising to US$28.0 billion and imports increased to US$19.6 billion.

Peru registered a current account deficit of US$0.9 billion in 2003, which decreased to US$10 million in 2004, and reversed to a US$1.0 billion surplus in 2005. In 2006, a record was registered with a surplus of US$2.6 billion, equivalent to 2.8% of GDP. However, this amount decreased in 2007, when the surplus was US$1.5 billion (1.4% of GDP).

Peru’s financial account had a surplus of US$1.1 billion in 1999 and in 2000, declined to US$1.0 billion in 2001, grew to US$1.8 billion in 2002 as a result of increased public sector capital inflows, was US$0.7 billion in 2003, grew to US$2.2 billion in 2004, and was US$0.2 billion in 2005. In 2006, surplus was US$0.7 billion, mainly due to repayment of external debt made by the public sector. This account grew substantively in 2007, and reached US$8.3 billion due mainly to higher foreign direct investment and long-term loans.

The flow of direct foreign investment into Peru was US$433 million in 2000, US$803 million in 2001, US$2.2 billion in 2002, US$1.3 billion in 2003, US$1.8 billion in 2004, US$2.6 billion in 2005, US$3.5 billion in 2006 and US$5.3 billion in 2007.

The inflation rate in Peru, as measured by the Lima consumer price index, has fallen from 7,650.0% in 1990 to 139.2% in 1991, 56.7% in 1992, 39.5% in 1993, 15.4% in 1994, 10.2% in 1995, 11.8% in 1996, 6.5% in 1997, 6.0% in 1998, and 3.7% in both 1999 and 2000, turning into deflation of 0.1% in 2001, and back to inflation of 1.5% in 2002, 2.5% in 2003, 3.5% in 2004, 1.5% in 2005, 1.1% in 2006 and 3.9% in 2007. On the other hand, Peruvian Central Bank reduced its inflation target range for 2007 from 1.5% - 3.5% to 1.0% - 3.0%. It is worth mentioning that in the last five years the average inflation rate was below 2%.

The average bank market exchange rate for Nuevos Soles in Peru was S/.3.282 per US$1.00 on December 31, 2004, a 5.2% decrease from S/.3.463 per US$1.00 as of December 31, 2003, which followed a 1.5% decrease in 2003 from S/.3.514 per US$1.00 as of December 31, 2002. The strengthening of the Nuevo Sol relative to the U.S. Dollar was consistent with the pattern for other Latin American currencies, which resulted from higher exports and the weakening of the U.S. Dollar. However, in second half 2005, Nuevo Sol depreciated due to higher international interest rates and political uncertainty, closing the year at S/.3.430. After the presidential elections in 2006, the exchange rate decreased, closing the year at S/.3.196 for US$1.00 and at S/.2.996 in 2007.

Interest rates have behaved erratically since 1995 but fell gradually over this period until September 1998, at which point the trend reversed due to liquidity constraints brought on by the international financial crisis. The nominal annual interest rate on loans in Nuevos Soles was 37.1% in December 1998, decreasing to 32.0% in December 1999, to 26.5% in December 2000, to 23.0% in December 2001, to 20.7% in December 2002, before increasing to 22.3% in December 2003, and further to 25.4% in December 2004, decreasing to 23.6% in December 2005. In 2006 and 2007, a reduction was registered, closing at 23.1% and 22.3%, respectively.

Peru’s recent economic performance has also been reflected in a lower fiscal deficit. Peru had a deficit of 3.1% in 1999 and 3.2% in 2000. The deficit declined to 2.5% in 2001, principally due to lower public investment, declined again to 2.3% in 2002, in line with the goal agreed upon with the International Monetary Fund (the “IMF”), continued to decline to 1.9% in 2003, and further to 1.1% in 2004 and 0.7% in 2005. In 2006, because of higher earnings generated from income tax, a surplus of 2.1% of GDP was achieved. This favorable situation remained during 2007, when surplus increased to 3.2% of GDP.

In addition, efforts to increase tax revenues have been successful, due in part to administrative measures and increased taxes, one of which is the new tax on financial transactions introduced in 2004. Tax collections increased from 6.7% of GDP in 1989 to 12.3% of GDP in 2001, 12.1% in 2002, 13.0% in 2003 and 13.3% in 2004, 13.6% in 2005 and 14.9% in 2006 and 15.5% in 2007.

In July 1996, Peru reached an agreement with the Paris Club countries, resulting in the rescheduling of 1996-1998 maturities. Likewise, due to a successful program with this group of creditors, Peru was able to reduce its external debt from US$8.5 billion at the end of 2004 to US$5.6 million at the end of 2006. An additional pre-payment of US$2.5 billion was made in the second half of 2007.

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

The subsequent Stand-By Agreement was approved by the IMF on June 9, 2004 and covered years 2004 to 2006. The macro-economic framework of the agreement stresses the consolidation of recent year-on-year gains due to the low inflation rate and continued improvements in the public sector deficit, tax reform, current account deficit, level of foreign reserves, and other variables, in order to seek higher GDP growth. The program focused on, among other points, reducing the public sector deficit to 1.4% of GDP in 2004 and to 1% per year in each of 2005 and 2006, and on lowering the debt-to-GDP ratio from 47.5% in 2003 to 41.0% in 2006. With a favorable international context, and thanks to a fast reduction of deficit, debt-to-GDP ratio in 2006 decreased to 38.0%. A recent review of the current Stand-By Arrangement focused on the implementation of the policies for 2008 to: (i) sustain the strong fiscal performance and to strengthen the credibility of inflation targeting; (ii) enhance the fiscal framework, the effectiveness of the tax system, and the quality of public spending; (iii) effectively tackle high poverty levels; (iv) deepen financial intermediation and capital markets, and reduce dollarization; and (v) ensure strong and sustainable medium-term growth.

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

(i) General

On December 31, 2007, the Peruvian financial system consisted of the following principal participants: the Central Bank, the SBS, 13 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), three finance companies and five leasing companies. In addition, Peru has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives.

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

(ii) Central Bank

The Central Reserve Bank was established in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The Central Bank regulates Peru’s money supply, administers international reserves, issues currency, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru before the IMF and the Latin American Reserve Fund (a financial institution whose purpose is to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties).

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

(iii) SBS

The SBS, whose authority and activities are discussed in “—(11)  Supervision and Regulation,” is the regulatory authority charged with implementation and enforcement of the norms contained in Law 26702 and, more generally, with the supervision and regulation of all financial institutions in Peru. On June 22, 2008, the SBS issued amendments to the Peruvian Banking regulations, some of which will take effect in December 2008 and in July 2009. Credicorp’s management is currently evaluating the impact of these amendments on its operations.

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

The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 14 in 2007.

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

Management of Operational Risk

SBS Resolution No. 006 established guidelines for the management of operational risk, which includes a broad range of risks. Resolution No. 006 defines operational risks as those dealing with the possibility of suffering financial losses due to deficiencies in internal procedures, information technology or personnel, or the occurrence of adverse external events. It also establishes responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in the performance of their operations and services in order to minimize possible financial losses due to inadequate or non-existent policies or procedures.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Credicorp is required to make certain certifications regarding its internal controls over financial reporting as of December 31, 2007. Credicorp has developed an internal methodology, which is in accordance with Public Company Accounting Oversight Board-PCAOB, Accounting Standard 5, to evaluate the effectiveness of its internal controls over financial reporting. In addition, Credicorp is implementing computer programs to allow for the continuous monitoring, assessment and documentation of its internal controls. During 2007, Credicorp has completed its evaluation of internal controls over financial reporting and is now able to obtain the attestation of its independent auditors. See “Item 15. Controls and Procedures.”

Capital Adequacy Requirements

Since the approval of Legislative Decree 637 in 1991, the SBS has issued capital adequacy requirements for credit institutions, adopting a framework structurally similar to that proposed by the Basel Accord. Weights assigned to various classes of assets and the contents of the classifications were initially more stringent under Legislative Decrees 637 and 770 than under the Basel Accord. Law 26702 has adopted criteria similar to the Basel Accord and provides for five categories of assets, with different risk weights assigned to each category. The categories range from risk-free assets, to which a weight of 0% is assigned, to assets which require a weight of 100%. Banks are required to prepare and submit to the SBS, within the first 15 days of each month, a report analyzing the bank’s assets for the previous month and totaling the bank’s regulatory capital. Foreign currency-denominated assets are valued in Nuevos Soles at the SBS average exchange rate in effect as of the date of each such report.

According to Article 184 of Law 26702, regulatory capital consists of the sum of (i) paid-in capital, legal reserves, discretionary reserves (if any), reserves incurred but not specifically identified loan losses in the loan portfolio or other indirect credit exposure (up to 1% of the total value of both) and a percentage of certain subordinated bonds issued by the bank, less (ii) equity investments in all consolidated subsidiaries. According to Article 184, regulatory capital can be segmented and applied to cover credit risks and market risks. SBS regulations require the segregation of regulatory capital to cover foreign exchange risk exposure and to cover risk related to investments in equity shares.

Law 26702 requires that the total amount of risk-weighted assets not exceed 11 times the regulatory capital of the bank, meaning that BCP must maintain regulatory capital at a level of at least 9.09% of its total risk-weighted assets. The limit of 11 times risk-weighted assets to regulatory capital was phased in, becoming effective in December 1999. Any bank that is not in compliance with the capital adequacy requirements of Law 26702 is required to post a special deposit with the Central Bank, which is frozen until such bank is within the capital adequacy requirements. Regulatory capital in excess of credit risk requirements may be applied to cover market risks. In general, foreign exchange risk positions require a coverage of 9.09% of regulatory capital. As of December 31, 2007, BCP’s unconsolidated amount of risk-weighted assets was 8.44 times the regulatory capital, or regulatory capital was 11.84% of risk-weighted assets, which included US$294 million of market risk assets.

Regulations for the supervision of market risks require banks to establish internal policies and procedures to monitor these risks, as well as market risk exposure limits. Regulations define market risks as the probable loss derived from exposure to various classes of commodities, securities, foreign exchange, derivative operations or commercial assets that banks may hold, that could be registered or not in their balance sheets.

Legal Reserve Requirements

Pursuant to Article 67 of Law 26702, all banks must create a legal reserve. Each year a bank must allocate 10% of its net income to its legal reserve until its legal reserve is equal to 35% of its paid-in capital stock. Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above. As of December 31, 2007, BCP’s consolidated legal reserve was S/.546.5 million (US$182 million), equivalent to 42.5% of BCP’s paid-in capital as of such date.

Provisions for Loan Losses

Guidelines for the establishment of provisions for loan losses by Peruvian credit institutions, including commercial banks, are set by the SBS. Law 26702 grants authority to the SBS to establish loan reserves and does not allow for the inclusion of collateral in determining the net amount of outstanding credit risk subject to provision. Starting in July 2006, SBS’s Resolution No. 41-2005, enacted in January 2005, will require additional provisions for credits subject to foreign exchange risk, which are recorded for local purposes. See “—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio.” Credicorp estimates and records its allowance for loan losses according to the criteria set out in IAS 39, adjusting the local provisions as necessary. See Note 3(f) ii and 3(i) to the Credicorp Consolidated Financial Statements.

Provisions for Country Risk

SBS Resolution No. 505 requires the establishment of provisions for exposure to country risk, which is defined as including sovereign risk, transfer risk and expropriation or nationalization risk, that may affect operations with companies or individuals in foreign countries. The SBS has also established guidelines for the procedures and responsibilities for the management of country risk. Credicorp estimates and records its allowance for country risk according to the criteria set out in IAS 39. See Note 3(f) ii and 3(i) to the Credicorp Consolidated Financial Statements.

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

Between August 2000 and December 2007, the rate of the legal reserve has been 6% (formerly 7%) of the obligations described above. The legal reserve requirement increased to 7% again in February 2008, to 8% in March 2008 and to 8.5% in May 2008. The reserve may be kept in cash by the corresponding bank or finance company, with a minimum of 1% held in deposits in current accounts in the Central Bank. Additional reserves for obligations in foreign currency are determined as the average daily balance during December 2004 (previously September 2004), and are subject to a 45% reserve requirement (30% until 2007). Additional reserves for obligations in local currency are determined as the average daily balance during December 2004, are subject to a 25% reserve requirement. Previously, there was no requirement for additional reserve in local currency. The legal reserve (8.5%) and the additional reserve must be calculated in Nuevos Soles for obligations in local currency and in U.S. Dollars for obligations in foreign currency. Additional reserves in local currency for deposits of non-Peruvian residents increased from 40% to 120%. The Central Bank oversees compliance with the reserve requirements.

The Central Bank also establishes the interest rate payable on the reserves that exceed the legal 8.5% requirement, which are mainly on foreign currency deposits. The Central Bank periodically increased the applicable interest rate during 2005, from 3.00% as of 2004 to 3.25% as of December 31, 2005. After six consecutive increases between December 2005 and May 2006, the Central Bank’s Board of Directors decided to maintain the applicable interest rate at 4.5%. The interest rate was increased to 5.5% as of May 2008. The interest rate is expected to be periodically revised by the Central Bank in accordance with monetary policy objectives.

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

The limits for credit extended to one borrower vary according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2007, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/.315.7 million (US$105.4 million) for unsecured loans, and the 30.0% limit amounted to S/.947.1 million (US$316.1 million) for secured loans.

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

Risk Rating

Law 26702 and SBS Resolution No. 672, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis (updated in March and September), in addition to the SBS’s own assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A,” lowest risk, to “E,” highest risk, allowing for sub-categories within each letter. As of December 2007, BCP was assigned the “A+” risk category by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International.

Deposit Fund

Law 26702 provides for mandatory deposit insurance to protect all types of deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund, or the “Fund”) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premiums begin at 0.45% of total funds on deposit under the coverage of the Fund, if BCP is classified in the lowest risk category, and increase to 1.45% applicable to banks in the highest risk category. The maximum amount that a customer is entitled to recover from the Fund is S/.82,845 from June through August 2008.

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

ASB is registered as an exempted company and licensed in the Cayman Islands pursuant to the Banks and Trust Companies Law (2003 Revision) (the “Cayman Banking Law”). ASB holds an unrestricted Category B Banking License and a Trust License. As a holder of a Category B License, ASB may not take deposits from any person residing in the Cayman Islands other than another licensee or an exempted or an ordinary non-resident company which is not carrying on business in the Cayman Islands.

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

The following tables present certain selected statistical information and ratios for Credicorp for the periods indicated. The selected statistical information should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Credicorp Consolidated Financial Statements and the notes thereto. The statistical information and discussion and analysis presented below for, 2003, 2004, 2005, 2006 and 2007 reflect the consolidated financial position of Credicorp and its subsidiaries, including BCP, ASHC, PPS and Grupo Crédito, as of December 31, 2003, 2004, 2005, 2006 and 2007 and the results of operations for 2003, 2004, 2005, 2006 and 2007.

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

The following tables show average balances for all of Credicorp’s assets and liabilities, interest earned and paid amounts, and nominal rates and real rates for Credicorp’s interest-earning assets and interest-bearing liabilities, all for the years ended December 31, 2005, 2006 and 2007.

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2005				2006				2007
	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
ASSETS:
Interest-earning assets:

Deposits in Central Bank
Nuevos Soles	US$5,361	US$50	-0.55%	0.93%	US$13,346	US$157	0.16%	1.18%	US$16,559	US$339	1.00%	2.05%
Foreign Currency	1,118,471	24,004	2.15	2.15	1,763,854	56,813	3.22	3.22	1,422,395	46,582	3.27	3.27
Total	1,123,832	24,054	2.13	2.14	1,777,200	56,970	3.20	3.21	1,438,954	46,921	3.25	3.26
Deposits in other banks
Nuevos Soles	31,926	1,073	1.84	3.36	43,684	1,762	2.99	4.03	30,337	1,224	2.99	4.04
Foreign Currency	443,948	12,000	2.70	2.70	711,694	35,154	4.94	4.94	1,002,633	57,672	5.75	5.75
Total	475,874	13,073	2.65	2.75	755,378	36,916	4.83	4.89	1,032,970	58,896	5.67	5.70
Investment securities
Nuevos Soles	1,221,669	51,222	2.66	4.19	985,054	51,545	4.18	5.23	2,110,943	140,094	5.57	6.64
Foreign Currency	1,290,919	73,138	5.67	5.67	1,589,978	89,760	5.65	5.65	2,131,911	109,508	5.14	5.14
Total	2,512,588	124,360	4.21	4.95	2,575,032	141,305	5.08	5.49	4,242,854	249,602	5.35	5.88
Total loans (1)
Nuevos Soles	831,393	132,692	14.26	15.96	1,307,784	178,469	12.51	13.65	1,942,261	262,402	12.37	13.51
Foreign Currency	3,888,576	314,700	8.09	8.09	4,104,477	359,202	8.75	8.75	5,101,392	439,070	8.61	8.61
Total	4,719,969	447,392	9.18	9.48	5,412,261	537,671	9.66	9.93	7,043,653	701,472	9.65	9.96
Total dividend-earning assets
Nuevos Soles	65,234	2,252	1.93	3.45	119,106	6,171	4.13	5.18	215,100	6,004	1.76	2.79
Foreign Currency	65,511	1,301	1.99	1.99	109,129	2,970	2.72	2.72	118,334	3,079	2.60	2.60
Total	130,745	3,553	1.96	2.72	228,235	9,141	3.46	4.01	333,434	9,083	2.06	2.72
Total interest-earning assets
Nuevos Soles	2,155,583	187,289	7.09	8.69	2,468,974	238,104	8.55	9.64	4,315,200	410,063	8.41	9.50
Foreign Currency	6,807,425	425,143	6.25	6.25	8,279,132	543,899	6.57	6.57	9,776,665	655,911	6.71	6.71
Total	8,963,008	612,432	6.45	6.83	10,748,106	782,003	7.02	7.28	14,091,865	1,065,974	7.23	7.56

Noninterest-earning assets:
Cash and due from banks
Nuevos Soles	135,168				168,332				250,118
Foreign Currency	179,250				200,523				255,715
Total	314,418				368,855				505,833
Reserves for loan losses
Nuevos Soles	(33,020)				(33,859)				(37,601)
Foreign Currency	(191,132)				(167,337)				(154,917)
Total	(224,152)				(201,196)				(192,518)
Premises and equipment
Nuevos Soles	177,012				165,610				182,308
Foreign Currency	66,559				79,281				73,948
Total	243,571				244,891				256,256
Other non-interest-earning assets
Nuevos Soles	141,397				84,716				334,653
Foreign Currency	320,424				412,659				561,477
Total	461,821				497,375				896,130
Total non-interest-earning assets
Nuevos Soles	420,557				384,799				729,478
Foreign Currency	375,101				525,126				736,223
Total	795,658				909,925				1,465,701
Total average assets
Nuevos Soles	2,576,140	187,289	5.70	7.27	2,853,773	238,104	7.26	8.34	5,044,678	410,063	7.05	8.13
Foreign Currency	7,182,526	425,143	5.92	5.92	8,804,258	543,899	6.18	6.18	10,512,888	655,911	6.24	6.24
Total	9,758,666	612,432	5.86	6.28	11,658,031	782,003	6.44	6.71	15,557,566	1,065,974	6.50	6.85
___________________
(1)  Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2005				2006				2007
	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Paid	Real Avg. Rate	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
LIABILITIES
Interest-bearing liabilities:
Demand deposits
Nuevos Soles(1)	US$641,920	US$6,056	-0.54%	0.94%	US$776,964	US$8,631	0.10%	1.11%	US$1,120,416	US$12,761	0.10%	1.14%
Foreign Currency(1)	926,710	10,861	1.17	1.17	1,512,284	16,150	1.07	1.07	2,206,983	12,362	0.56	0.56
Total	1,568,630	16,917	0.47	1.08	2,289,248	24,781	0.74	1.08	3,327,399	25,123	0.40	0.76
Savings deposits
Nuevos Soles(1)	452,826	3,495	-0.71	0.77	518,859	4,917	-0.06	0.95	711,641	8,550	0.16	1.20
Foreign Currency(1)	1,118,117	5,739	0.51	0.51	1,238,890	7,919	0.64	0.64	1,396,318	11,319	0.81	0.81
Total	1,570,943	9,234	0.16	0.59	1,757,749	12,836	0.43	0.73	2,107,959	19,869	0.59	0.94
Time deposits
Nuevos Soles(1)	562,148	24,300	2.79	4.32	709,208	36,221	4.05	5.11	1,440,081	82,746	4.66	5.75
Foreign Currency(1)	2,944,558	76,954	2.61	2.61	3,068,947	124,344	4.05	4.05	3,613,304	180,741	5.00	5.00
Total	3,506,706	101,254	2.64	2.89	3,778,155	160,565	4.05	4.25	5,053,385	263,487	4.90	5.21
Due to banks and correspondents
Nuevos Soles	159,892	3,162	0.48	1.98	249,212	14,870	4.91	5.97	153,258	8,719	4.60	5.69
Foreign Currency	448,419	18,260	4.07	4.07	865,365	45,143	5.22	5.22	1,411,710	81,210	5.75	5.75
Total	608,311	21,422	3.13	3.52	1,114,577	60,013	5.15	5.38	1,564,968	89,929	5.64	5.75
Bonds
Nuevos Soles	122,521	9,655	6.30	7.88	153,178	11,041	6.13	7.21	201,787	12,954	5.33	6.42
Foreign Currency	295,821	14,677	4.96	4.96	292,984	14,242	4.86	4.86	341,643	20,638	6.04	6.04
Total	418,342	24,332	5.35	5.82	446,162	25,283	5.30	5.67	543,430	33,592	5.78	6.18
Total interest-bearing liabilities
Nuevos Soles	1,939,307	46,668	0.90	2.41	2,407,421	75,680	2.11	3.14	3,627,183	125,730	2.40	3.47
Foreign Currency	5,733,625	126,491	2.21	2.21	6,978,470	207,798	2.98	2.98	8,969,958	306,270	3.41	3.41
Total	7,672,932	173,159	1.88	2.26	9,385,891	283,478	2.76	3.02	12,597,141	432,000	3.12	3.43
Non-interest-bearing liabilities and net equity:
Other liabilities
Nuevos Soles	108,140				56,016				157,062
Foreign Currency	770,712				862,715				1,123,751
Total	878,852				918,731				1,280,813
Equity attributable to Credicorp equity holders
Nuevos Soles	—				—				-
Foreign Currency	1,133,773				1,247,195				1,547,283
Total	1,133,773				1,247,195				1,547,283
Minority Interest
Nuevos Soles	—
Foreign Currency	93,109				106,214				132,329
Total	93,109				106,214				132,329
Total non-interest-bearing liabilities and equity
Nuevos Soles	108,140				56,016				157,062
Foreign Currency	1,977,594				2,216,124				2,803,363
Total	2,085,734				2,272,140				2,960,425
Total average liabilities and equity
Nuevos Soles	2,047,447	46,668	0.78	2.28	2,463,437	75,680	2.04	3.07	3,784,245	125,730	2.26	3.32
Foreign Currency	7,711,219	126,491	1.64	1.64	9,194,594	207,798	2.20	2.26	11,773,321	306,270	2.60	2.60
Total	9,758,666	173,159	1.46	1.77	11,658,031	283,478	2.21	2.43	15,557,566	432,000	2.52	2.78
__________________
(1) Includes the amount paid to Central Bank for the deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2006/2005			2007/2006
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	74	33	107	38	144	182
Foreign Currency	13,851	18,958	32,809	(10,998)	767	(10,231)
Total	13,925	18,991	32,916	(10,960)	911	(10,049)
Deposits in other banks
Nuevos Soles	395	294	689	(538)	-	(538)
Foreign Currency	7,237	15,917	23,154	14,371	8,147	22,518
Total	7,632	16,211	23,843	13,833	8,147	21,980
Investment securities
Nuevos Soles	(9,921)	10,244	323	58,914	29,635	88,549
Foreign Currency	16,943	(321)	16,622	30,594	(10,846)	19,748
Total	7,022	9,923	16,945	89,508	18,789	108,297
Total loans(1)
Nuevos Soles	76,033	(30,256)	45,777	86,585	(2,652)	83,933
Foreign Currency	17,473	27,029	44,502	87,245	(7,377)	79,868
Total	93,506	(3,227)	90,279	173,830	(10,029)	163,801
Total dividend-earning assets
Nuevos Soles	1,860	2,059	3,919	4,974	(5,141)	(167)
Foreign Currency	866	803	1,669	251	(142)	109
Total	2,726	2,862	5,588	5,225	(5,283)	(58)
Total interest-earning assets
Nuevos Soles	27,229	23,586	50,815	178,047	(6,088)	171,959
Foreign Currency	91,912	26,844	118,756	98,381	13,631	112,012
Total	119,141	50,430	169,571	276,428	7,543	283,971
Interest Expense:
Demand deposits
Nuevos Soles	1,274	1,301	2,575	3,815	315	4,130
Foreign Currency	6,863	(1,574)	5,289	7,419	(11,207)	(3,788)
Total	8,137	(273)	7,864	11,234	(10,892)	342
Savings deposits
Nuevos Soles	510	912	1,422	1,827	1,806	3,633
Foreign Currency	620	1,560	2,180	1,006	2,394	3,400
Total	1,130	2,472	3,602	2,833	4,200	7,033
Time deposits
Nuevos Soles	6,357	5,564	11,921	37,327	9,198	46,525
Foreign Currency	3,251	44,139	47,390	22,056	34,341	56,397
Total	9,608	49,703	59,311	59,383	43,539	102,922
Due to banks and correspondents and issued bonds
Nuevos Soles	1,766	9,942	11,708	(5,725)	(426)	(6,151)
Foreign Currency	16,978	9,905	26,883	28,501	7,566	36,067
Total	18,744	19,847	38,591	22,776	7,140	29,916
Bonds
Nuevos Soles	2,416	(1,030)	1,386	3,504	(1,591)	1,913
Foreign Currency	(141)	(294)	(435)	2,365	4,031	6,396
Total	2,275	(1,324)	951	5,869	2,440	8,309
Total interest-bearing liabilities
Nuevos Soles	11,265	17,747	29,012	38,345	11,705	50,050
Foreign Currency	27,463	53,844	81,307	59,301	39,171	98,472
Total	38,728	71,591	110,319	97,646	50,876	148,522

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	Year ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	2,155,583	2,468,974	4,315,200
Foreign Currency	6,807,425	8,279,132	9,776,665
Total	8,963,008	10,748,106	14,091,865
Net interest income
Nuevos Soles	140,621	162,424	284,333
Foreign Currency	298,652	336,101	349,641
Total	439,273	498,525	633,974
Gross yield (1)
Nuevos Soles	8.69%	9.64%	9.50%
Foreign Currency	6.25%	6.57%	6.71%
Weighted-average rate	6.83%	7.28%	7.56%
Net interest margin (2)
Nuevos Soles	6.52%	6.58%	6.59%
Foreign Currency	4.39%	4.06%	3.58%
Weighted-average rate	4.90%	4.64%	4.50%
Yield spread (3)
Nuevos Soles	6.28%	6.50%	6.04%
Foreign Currency	4.04%	3.59%	3.29%
Weighted-average rate	4.58%	4.26%	4.14%

(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

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

	Year ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian Central Bank	US$ —	US$37,547	US$—
Commercial banks	55,941	55,819	41,826
Total Nuevo Sol-denominated	US$55,941	US$93,366	US$41,826
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$1,275,965	US$1.105,921	US$1,000,000
U.S. Dollars, other	632,698	739,028	1,360,649
Other	8,076	55,506	50,472
Total Foreign Currency-denominated	US$1,916,739	US$1,900,455	US$2,411,121
Total	US$1,972,680	US$1,993,821	US$2,452,947

(ii)	Investment Portfolio

The following table shows the fair value of Credicorp’s trading and available-for-sale investment securities by type at the dates indicated. See Notes 5 and 6 to the Credicorp Consolidated Financial Statements.

		On December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$129,137	US$156,890	US$274,391
Equity securities	144,919	148,333	227,751
Bonds	91,065	74,010	110,916
Peruvian Central Bank certif. notes	835,287	1,277,613	2,407,005
Other investments	40,287	264,112	132,788
Total Nuevo Sol-denominated	US$1,240,695	1,920,958	3,152,851
Foreign Currency-denominated:
Equity securities	US$63,332	US$102,543	US$118,313
Bonds	891,666	1,114,211	1,198,073
Investment in Peruvian debt	185,138	268,235	362,603
Peruvian Central Bank certif. notes	310,528	—	—
Other investment	163,894	61,634	406,262
Total Foreign Currency-denominated	US$1,614,558	US$1,546,623	US$2,085,251

Total securities holdings	US$2,855,253	US$3,467,581	US$5,238,102

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on Credicorp’s Nuevo Sol-denominated interest-earning investment securities was 4.2% in 2005, 5.2% in 2006 and 6.6% in 2007. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 5.7% in 2005 and 2006 and 5.1% in 2007. The total weighted-average yield of Credicorp’s investment securities was 5.0% in 2005, 5.5% in 2006 and 5.9% in 2007.

The weighted-average yield on Credicorp’s Nuevo Sol-denominated dividend-earning assets was 3.5% in 2005, 5.2% in 2006 and 2.8% in 2007. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 2.0% in 2005, 2.7% in 2006 and 2.6% in 2007. The total weighted-average yield of Credicorp’s dividend -earning assets was 2.7% in 2005, 4.0% in 2006 and 2.7% in 2007.

The following table shows the maturities of Credicorp’s trading and available-for-sale investment securities by type on December 31, 2007:

	Within 1 year	After 1 year but within 3years	Maturing After 3 years but within 5 years	Maturing After 5 years but within 10 years	After 10 Years	Total
	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian government bonds	US$104,856	US$38,228	US$—	US$38,211	US$93,096	US$274,391
Equity securities (1)	227,751	—	—	—	—	227,751
Bonds and debentures	20,097	21,045	2,891	12,124	54,759	110,916
Peruvian Central Bank certif. notes	1,971,161	435,844	—	—	—	2,407,005
Other investments	96,048	12,074	2,290	15,354	7,022	132,788
Total Nuevo Sol-denominated	US$2,419,913	US$507,191	US$5,181	US$65,689	US$154,877	US$3,152,851
Foreign Currency-denominated:
Peruvian government Bonds	73,004	1,363	26,981	92,648	168,607	362,603
Equity securities (1)	118,313	—	—	—	—	118,313
Bonds Peruvian Central Bank certificates notes	164,559	409,755	139,752	176,081	307,926	1,198,073
Other investments	384,124	7,020	3,618	7,351	4,149	406,262
Total Foreign Currency-denominated	US$740,000	US$418,138	US$170,351	US$276,080	US$480,682	US$2,085,251
Total securities holdings:	US$3,159,1913	US$925,329	US$175,532	US$341,769	US$635,559	US$5,238,102

Weighted average yield						5.65%

(1) Equity securities in Credicorp’s account are categorized as maturing within one year.

Maturities of Credicorp’s investments securities classified by trading and available-for-sale, as of December 31, 2007 are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

(iii)	Loan Portfolio

Loans by Type of Loan

The following table shows Credicorp’s loans by type of loan, at the dates indicated:

	2003	2004	On December 31, 2005	2006	2007
	(U.S. Dollars in thousands)
Loans	US$3,284,141	US$3,507,831	US$3,865,643	4,662,730	6,520,116
Leasing transactions	452,635	424,902	564,575	675,804	1,118,301
Discounted notes	176,991	183,519	213,232	256,534	325,047
Factoring	56,446	58,116	87,757	89,171	109,928
Advances and overdrafts	45,827	48,506	49,283	84,262	127,486
Refinanced loans	296,116	243,892	175,211	126,006	88,451
Past due loans	256,208	159,057	95,769	76,770	61,488
Unearned interest	(86,868)	(66,805)	(78,495)	(93,916)	(166,972)
Total loans:	US$4,481,496	US$4,559,018	US$4,972,975	US$5,877,361	US$8,183,845
Total past due loans amounts	(256,208)	(159,057)	(95,769)	(76,770)	(61,488)
Total performing loans	US$4,225,288	US$4,399,961	US$4,877,206	US$5,800,591	US$8,122,357

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

Leasing transactions: Involve the acquisition by Credicorp of an asset and the leasing of that asset to Credicorp’s client.

Discounted notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where Credicorp makes a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

Factoring: Involves the sale of title of a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse and the bank cannot turn to the seller in the event that the accounts prove uncollectible. Factoring involves the receipt of funds by the seller from the bank prior to the average maturity date, based on the invoice amount of the receivable, less cash discounts, less an allowance for estimated claims and returns, among other items.

Advances and overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

Refinanced loans: Includes loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when a debtor is experiencing payment problems, unless the debtor is current on all interest payments and pays down at least 20% of the principal amount of the original loan. Credicorp distinguished a sub-group entitled Restructured Loans, defined as those loans extended under the bankruptcy protection procedures established in the Equity Restructuring Law.

Past due loans: Includes overdue loans. See “— Past Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows Credicorp’s total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

			At December 31,
	2003		2004		2005
	(U.S. Dollars in thousands, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	US$1,461,350	32.61%	US$1,376,874	30.20%	US$1,430,559	28.77%
Consumer Loans (1)	1,033,881	23.07	1,187,378	26.04	1,364,910	27.45
Commerce	560,052	12.50	523,574	11.48	625,908	12.59
Realty Businesses and Leasing Services	233,506	5.21	224,745	4.93	216,095	4.35
Mining	233,355	5.21	194,022	4.26	223,156	4.49
Communication, Storage and Transportation	189,612	4.23	181,018	3.97	210,002	4.22
Electricity, Gas and Water	211,610	4.72	248,571	5.45	192,096	3.86
Agriculture	142,697	3.18	160,167	3.51	153,410	3.08
Fishing	90,786	2.03	68,604	1.50	117,104	2.35
Financial Services	96,371	2.15	90,042	1.98	105,484	2.12
Education, Health and
Other Services	99,702	2.22	62,341	1.37	69,468	1.40
Construction	70,676	1.58	72,879	1.60	68,217	1.37
Others (2)	144,766	3.23	235,608	5.17	275,061	5.53
Sub total	4,568,364	101.94	4,625,823	101.47	5,051,470	101.58
Unearned interest	(86,868)	-1.94	(66,805)	-1.47	(78,495)	-1.58
Total	US$4,481,496	100.00%	US$4,559,018	100.00%	US$4,972,975	100.00%

(1)  Includes credit card and mortgage loans, other consumer loans and small business.
(2)  Includes personal banking and small business loans and other sectors.

	At December 31,
	2006		2007
	(U.S. Dollars in thousands, except percentages)
Economy Activity	Amount	% Total	Amount	% Total
Manufacturing	US$1,624,765	27.65%	US$2,204,481	26.94%
Consumer Loans (1)	1,729,682	29.43	2,480,916	30.31
Commerce	686,291	11.68	884,253	10.80
Realty Businesses and Leasing Services	236,445	5.16	387,180	4.73
Mining	303,238	4.36	463,577	5.66
Communication, Storage and Transportation	255,730	2.55	394,986	4.83
Electricity, Gas and Water	256,541	4.02	341,718	4.18
Agriculture	150,020	2.79	179,509	2.19
Fishing	152,538	1.27	134,235	1.64
Financial Services	163,946	4.35	219,850	2.69
Education, Health and
Other Services	75,376	1.28	106,423	1.30
Construction	74,482	2.60	201,298	2.46
Others (2)	262,223	4.46	352,391	4.31
Sub total	5,971,277	101.60	8,350,817	102.04
Unearned interest	(93,916)	-1.60	(166,972)	-2.04
Total	5,877,361	100.00%	8,183,845	100.00%

(1)  Includes credit card and mortgage loans, other consumer loans and small business.
(2)  Includes personal banking and small business loans and other sectors.

As of December 31, 2007, 70.8% of the loan portfolio was concentrated in Lima and 93.10% was concentrated in Peru. An additional 5.32% of the loan portfolio was concentrated in Bolivia.

Concentrations of Loan Portfolio and Lending Limits

Credicorp’s loans and other contingent credits to the 20 customers (considered as economic groups) to which it had the largest exposure as of December 31, 2007 were US$1,932.0 million, of which US$1,700.6 million were outstanding loans representing 23.2% of the total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of economic group. Total loans and other contingent credits outstanding to these customers ranged from US$158.3 million to US$55.4 million, including fifteen customers with over US$75.0 million. Total loans and other contingent credits outstanding to Credicorp’s 20 largest customers were ranked in the following risk categories as of December 31, 2007: Class A (normal)—92.8%; Class B (potential problems)—7.2%; Class C (substandard)—0%; Class D (doubtful)—0%; and Class E (loss)—0%. See “—Classification of the Loan Portfolio.”

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

Loans to non-Peruvian individuals or companies that are not financial institutions have a limit of 5% of BCP’s regulatory capital; however, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP. Lending on an unsecured basis to individuals or companies residing in Peru that are not financial institutions is limited to 10% of BCP’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks, or a foreign bank determined by the Central Bank of prime credit quality, or by other highly liquid securities at market value. Finally, the single borrower lending limit for loans backed by a cash deposit at BCP or by debt obligations of the Central Bank is 30% of BCP’s regulatory capital. With an unconsolidated regulatory capital of S/.3,157.1 million (US$1,053.9 million) on December 31, 2007 BCP’s legal lending limits vary from S/.315.7 million (US$105.4 million) to S/.1,578.6 million (US$527.0 million). Credicorp’s consolidated lending limits, based on its regulatory capital on a consolidated basis of US$1,420.2 million on December 31, 2007, would range from US$71.0 million to US$710.1 million. As of December 31, 2007, BCP was in compliance with all Law 26702 lending limits.

As of December 31, 2007, Credicorp complied with the applicable legal lending limits in each of the jurisdictions in which it operates. Such limit is calculated quarterly based on Credicorp’s consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. A limited number of exceptions to Credicorp’s internal limits have been authorized by the Board of Directors from time to time, based on the credit quality of the borrower, the term of the loan and the amount and quality of collateral taken by Credicorp. Credicorp may, in appropriate and limited circumstances, increase or choose to exceed this limit in the future.

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

Loan Portfolio Denomination

The following table presents Credicorp’s Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated.

	At December 31,
	2003		2004		2005
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$723,955	16.15%	US$662,058	14.52%	US$1,032,481	20.76%
Foreign Currency-denominated	3,757,541	83.85%	3,896,960	85.48%	3,940,494	79.24%
Total loans (1)	US$4,481,496	100.00%	US$4,559,018	100.00%	US$4,972,975	100.00%

	At December 31,
	2006		2007
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$1503,306	25.58%	US$2,461,787	30.08%
Foreign Currency-denominated	4,374,055	74.42%	5,722,058	69.92%
Total loans (1)	US$5,877,361	100.00%	US$8,183,845	100.00%
(1)  Net of unearned interest.

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of Credicorp’s performing loan portfolio on December 31, 2007, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

		Maturing
	Amount at December 31, 2007	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(U.S. Dollars in thousands, except percentages)
Loans	US$6,520,116	US$2,581,571	US$1,373,870	US$990,849	US$457,089	US$1,116,736
Leasing transactions	1,118,301	268,338	159,508	432,984	197,334	60,136
Discounted notes	325,047	310,585	14,386	75	—	—
Refinanced loans	88,451	20,672	14,106	18,731	12,247	22,695
Factoring	109,928	108,466	1,032	430	—	—
Advances and overdrafts	127,486	126,905	581	—	—	—
Total.	US$8,289,329	US$3,416,537	US$1,583,484	US$1,443,070	US$666,670	US$1,199,568
Percentage of total performing loan portfolio	100.00%	41.22%	18.86%	17.41%	8.04%	14.47%

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of the loan portfolio on December 31, 2007, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2007	Maturing After 1 year
	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$309,781	US$221,015
Foreign Currency-denominated	1,292,134	992,355
Total	1,601,914	1,213,370

Fixed Rate (2)
Nuevo Sol-denominated	2,152,006	473,955
Foreign Currency-denominated	4,429,924	1,457,076
Total	6,581,930	1,931,031

Total (1)	US$8,183,845	US$3,144,401

(1)	Net of unearned interest
(2)	Most of financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.

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

	At December 31,
	2003	2004	2005	2006	2007
	(U.S. Dollars in thousands)
Commercial loans	US$3,680,491	US$3,625,678	US$ 3,771,488	US$4,390,547	US$6,055,206
Consumer loans	251,785	283,410	356,595	506,184	874,804
Residential mortgage loans	549,220	649,930	844,892	980,630	1,253,835
Total performing loans (1)	US$4,481,496	US$4,559,018	US$4,972,975	US$5,877,361	US$8,183,845
___________________
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

SBS regulations require the following minimum reserves to be recorded for statutory purposes for commercial, micro-business and mortgage loans: a 1% reserve on not specifically identified loans and credits classified in the A (Normal) category, and a 5%, 25%, 60% and 100% specific reserve on loans and credits in risk categories B, C, D and E, respectively. Whenever such loans or credits, or the portions thereof, are secured with “preferred” collateral, required reserves for risk categories B, C, D and E are: 2.5%, 12.5%, 30% and 60%, respectively. Loans or credits, or portions thereof, secured with “highly liquid preferred” collateral require at least one half of the amount established in the case of the “preferred” collateral. Loans or credits, or the portions thereof, secured with “self-liquidating preferred” collateral require at least a 1% reserve. When the collateral is insufficient to secure the outstanding balances, the higher percentage requirements are applicable on the unsecured portion of the loans or credits. In the case of consumer loans, the required reserves for local porpuses are as follows: a 1% reserve on not specifically identified loans classified in the A (Normal) category, and a 5%, 25%, 60% and 100% specific reserve on loans in risk categories B, C, D and E, respectively.

The five loan risk categories have the following characteristics:

Class “A.” Loans or credits in this category are known as “normal” credits. Debtors of commercial loans or credits that fall into this category have complied on a timely basis with their obligations and at the time of evaluation of the credit do not present any reason for doubt with respect to repayment of interest and principal on the loan on the agreed upon dates, and Credicorp must have no reason to believe that the status will change before the next evaluation. To place a loan or credit in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan or credit is required. Micro-business and consumer loans warrant Class A classification if payments are current or up to eight days past-due. Residential mortgage loans warrant Class A classification if payments are current or up to thirty days past-due. Loans or credits in this category require for local porpuses a reserve for losses not specifically identified of 1% of the total of such loans or credits outstanding. The required reserve may be reduced by up to 0.5% if certain conditions that ensure that the client has a low probability of default are met.

Class “B.” Loans or credits in this category are known as credits with “potential problems.” Debtors of commercial loans or credits included in this category are those that at the time of the evaluation of the credit demonstrate certain deficiencies, which, if not corrected in a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered; a general lack of information required to analyze the credit; out-of-date financial information; temporary economic or financial imbalances on the part of the debtor which could effect its ability to repay the loan; market conditions that could affect the economic sector in which the debtor is active; material overdue debts or pending judicial collection actions initiated by other financial institutions; noncompliance with originally contracted conditions; conflicts of interest within the debtor company; labor problems; unfavorable credit history; noncompliance with internal policies of the debtor company; excessive reliance on one source of raw materials or one buyer of the debtor’s products; and low inventory turnover ratios or large inventories that are subject to competitive challenges or technological obsolescence. Micro-business and consumer loans are categorized as Class B if payments are between nine and 30 days late. Residential mortgage loans become Class B when payments are between 31 and 90 days late. For local porpuses, a 5% specific reserve on total loans outstanding in this category is required. Except for consumer loans, when the loan, or a portion thereof, is secured with “preferred” collateral, the required reserve is 2.5%, and when secured with “highly liquid preferred” collateral, the required reserve is 1.25%.

Class “C.” Loans or credits in this category are known as “substandard” credits. Debtors of commercial loans or credits whose loans or credits are placed in this category demonstrate serious financial weakness, often with operating profits or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of the debtor’s financial capacity. Loans or credits demonstrating the same deficiencies that warrant classification as category B credits warrant classification as Class C credits if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. Additionally, commercial loans are classified in this category when payments are between 60 and 120 days late. If payments on a micro-business or consumer loan are between 31 and 60 days late, such loans are classified as Class C. Residential mortgage loans are classified as Class C when payments are between 91 and 120 days late. Commercial, micro-business and mortgage loans or credits included in this class require for local porpuses a specific provision of 25% of the outstanding amount (12.5% when secured with “preferred” collateral and 6.25 % when secured with “highly liquid preferred” collateral).

Class “D.” Loans or credits included in this category are known as “doubtful” credits. Debtors of commercial loans or credits included in this classification present characteristics of actual credit risk that make doubtful the recovery of the loan. Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate. These credits are distinguished from Class E credits by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, albeit at a rate less than that specified in its contractual obligations. Additionally, commercial loans are classified in this category when payments are between 121 and 365 days late. Micro-business and consumer loans are categorized as Class D if payments are between 61 and 120 days late. Residential mortgage loans are Class D when payments are between 121 and 365 days late. Loans or credits included in this class require for local porpuses a specific provision of 60% of the outstanding amount. Except for consumer loans, when the loan, or a portion thereof, is secured with “preferred” collateral, the required reserve is 30%, and when secured with “highly liquid preferred” collateral, the required reserve is 15%.

Class “E.” Loans or credits in this class are known as “loss” credits. Commercial loans or credits which are considered unrecoverable or which for any other reason should not appear on Credicorp’s books as an asset based on the originally contracted terms fall into this category. Additionally, commercial loans are classified in this category when payments are more than 365 days late. Micro-business and consumer loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are moved into Class E when payments are more than 365 days late. Loans or credits included in this class require for local porpuses a specific provision of 100% of the outstanding amount. Except for consumer loans, when the loan is secured with “preferred” collateral, the required reserve is 60%, and when secured with “highly liquid preferred” collateral, the required reserve is 30%.

To record the allowance for loan losses, Credicorp uses IAS 39, for which all loans in Classes C, D and E are considered impaired, and they are analyzed taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less cost for obtaining and selling the collateral. The methodology and assumptions used for estimating future cash flows are reviewed regularly by Credicorp in order to reduce any differences between loss estimates and actual loss experience. The allowance for credit losses also covers incurred losses for impaired loans not specifically identified in Classes A and B. In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and, if necessary, an additional country risk provision is provided.

The following table shows Credicorp’s direct loan portfolio at the dates indicated:
	At December 31,
	2003		2004		2005
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount	% Total	Amount	% Total	Amount	% Total
A: Normal	US$3,393,833	75.7%	US$3,719,973	81.6%	US$4,273,719	85.9%
B: Potential Problems	437,682	9.8	336,619	7.4	397,387	8.0%
C: Substandard	240,316	5.4	195,062	4.3	82,858	1.7%
D: Doubtful	266,723	6.0	184,206	4.0	146,898	3.0%
E: Loss	142,942	3.1	123,158	2.7	72,113	1.4%
Total (1)	US$4,481,496	100.00%	US$4,559,018	100.0%	US$4,972,975	100.0%
C+D+E	US$649,981	14.5%	US$502,426	11.0%	US$301,869	6.1%

	At December 31,
	2006		2007
Level of Risk
Classification	Amount	% Total	Amount	% Total
A: Normal	US$5,296,653	90.1%	US$7,602,347	92.9%
B: Potential Problems	337,497	5.7%	371,119	4.5%
C: Substandard	62,192	1.1%	71,340	0.9%
D: Doubtful	122,215	2.1%	88,540	1.1%
E: Loss	58,804	1.0%	50,499	0.6%
Total (1)	US$5,877,361	100.0%	US$8,183,845	100.0%
C+D+E	US$243,211	4.1%	US$210,379	2.6%
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

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

Credicorp considers loans to be past due depending on their type. BCP considers loans past due for consumer mortgage and leasing loans, and loans to micro-businesses after 90 days. Beginning January 1, 2001, the SBS issued accounting rules requiring Peruvian banks to consider overdrafts past due after 30 days. ASHC considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. BCB considers loans past due after 30 days. For IFRS 7 disclosure requirements on past due loans, see Note 31.1 to the Credicorp Consolidated Financial Statements.

Interest income is suspended when collection of loans becomes doubtful, such as when overdue by more than 90 days or when the borrower or securities’ issuer defaults, if earlier than 90 days, and such income is excluded from interest income until received. Uncollected income on such loans is reversed against income. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis. Therefore, Credicorp does not accrue interest on past due loans. Instead, interest on past due loans is recognized only when and to the extent received. Over the past five years, Credicorp has recognized interest income on these loans of US$11.0 million in 2003, US$6.2 million in 2004, US$5.5 million in 2005, US$4.8 million in 2006 and US$3.6 million in 2007. Accrued interest on past due loans is recognized only when and to the extent received. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past due loans. The following table sets forth the repayment status of Credicorp’s loan portfolio as of December 31 of each of the last five years:

	At December 31,
	2003	2004	2005	2006	2007
	(U.S. Dollars in thousands, except percentages)
Current	US$4,225,288	US$4,399,961	US$4,877,206	US$5,800,591	US$8,122,357
Past due:
Overdue 16-119 days	50,981	11,572	10,860	20,655	20,825
Overdue 120 days or more	205,227	147,485	84,909	56,115	40,663
Subtotal	US$256,208	US$159,057	US$95,769	US$76,770	US$61,488
Total loans	US$4,481,496	US$4,559,018	US$4,972,975	US$5,877,361	US$8,183,845
Past due loan amounts as a percentage of total loans	5.72%	3.49%	1.93%	1.31%	0.75%

With respect to consumer, mortgage and leasing loans, BCP, in accordance with SBS regulations, only recognizes as past due installments for these loans that are past due for fewer than 90 days. The entire amount of these loans will be considered past due if any amount is past due more than 90 days. For IFRS 7 disclosure requirements on past due loans, see Note 31.1 to the Credicorp Consolidated Financial Statements.

Past Due Loan Portfolio

The following table analyzes Credicorp’s past due loan portfolio by type of loan at the dates indicated:

	At December 31,
	2003	2004	2005	2006	2007
	(U.S. Dollars in thousands)
Past due loan amounts:
Loans	US$194,761	US$85,467	US$63,889	US$57,345	US$48,088
Discounted notes	1,531	776	1,124	596	636
Advances and overdrafts in demand deposits	3,400	4,157	3,412	1,844	3,974
Leasing transactions	8,716	9,387	6,412	5,237	2,110
Refinanced loans	47,800	59,270	20,932	11,748	6,680
Total past due portfolio	US$256,208	US$159,057	US$95,769	US$76,770	US$61,488
Less: Reserves for loan losses(1)	US$326,677	US$271,873	US$218,636	US$210,586	US$229,700
Total past due portfolio net of reserves	US$(70,469)	US$(112,816)	US$(122,867)	US$(133,816)	US$(168,212)

(1) Includes reserves for indirect credits (see –Loan Loss Reserves).

Interest on past due loans and loans in legal collection is recognized when collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount is approximately US$15.0 million and US$28.1 million as of December 31, 2007 and 2006, respectively.

Loan Loss Reserves

The following table shows the changes in Credicorp’s reserves for loan losses and movements at the dates indicated:

	Year ended December 31,
	2003	2004	2005	2006	2007
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$424,031	US$326,677	US$271,873	US$218,636	US$210,586
Additional provisions (reversals)	66,421	16,131	(6,356)	(4,243)	28,439
Acquisitions and transfers	—	—	(9,024)	—	—
Recoveries of write-offs	17,416	32,287	35,032	44,284	34,084
Write-offs	(185,688)	(105,267)	(71,405)	(49,859)	(47,266)
Monetary correction and other	4,497	2,045	(1,484)	1,768	3,857
Total reserves for loan losses at the end of the year	US$326,677	US$271,873	US$218,636	US$210,586	US$229,700

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio”. Also, as required by IFRS 7, the balance of the reserve for loan losses for the years 2005, 2006 and 2007 are included in Note 7(d) to the Credicorp Consolidated Financial Statements.

Reserves for loan losses as of December 31, 2007 include US$211.3 million of reserves for credit losses and US$18.4 million of reserves for indirect or contingent credit losses (US$190.3 million and US$20.3 million as of December 31, 2006, respectively). The reserves for indirect credit losses are included in the Other liabilities caption of Credicorp’s consolidated balance sheet (see Notes 7(d) and 13(a) to the Credicorp Consolidated Financial Statements).

The charge-off process is performed with prior approval of the Board of Directors and of SBS, which is considered on a case-by-case basis.

Credicorp sells certain of its fully provisioned past due loans to wholly-owned subsidiaries (Soluciones en Procesamiento and BCP Sociedad de Propósito Especial) for a nominal amount with the same effect as if the loans had been charged-off. Accordingly, Credicorp believes that its past due loan amounts are not materially different from what they would be were it permitted to charge-off loans prior to demonstrating the absolute non-collectibility of the loan. In addition, BCP sells employees’ mortgages loans to its subsidiary Financiera de Crédito Solución.

Allocation of Loan Loss Reserves

The following table sets forth the amounts of reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 7(d) to the Credicorp Consolidated Financial Statements):

	At December 31,
	2003	2004	2005	2006	2007
	(U.S. Dollars in thousands)
Commercial loans	US$287,784	US$236,419	US$196,059	US$183,374	US$184,584
Consumer loans	14,479	14,079	14,409	17,959	30,662
Residential mortgage loans	24,414	21,375	8,528	9,253	14,454

Total reserves	US$326,677	US$271,873	US$218,636	US$210,586	US$229,700

(iv) Deposits

The following table presents the components of Credicorp’s deposit base at the dates indicated:

	At December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$725,878	US$996,246	US$1,457,155
Foreign Currency-denominated	1,075,436	1,796,187	2,507,346
Total	US$1,801,314	2,792,433	3,964,501
Savings deposits:
Nuevo Sol-denominated	US$483,695	US$610,292	US$877,205
Foreign Currency-denominated	1,621,669	1,341,686	1,503,699
Total	US$2,105,364	US$1,951,978	US$2,380,904
Time deposits:
Nuevo Sol-denominated	US$391,374	US$862,901	US$1,391,008
Foreign Currency-denominated	2,068,533	2,355,256	2,576,856
Total	US$2,459,907	US$3,218,157	US$3,967,864
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$46,378	US$61,539	US$90,119
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	US$70,435	US$103,282	US$149,308
Foreign Currency-denominated	584,356	671,745	746,975
Total	US$654,791	US$775,027	US$896,283
Total deposits:
Nuevo Sol-denominated	US$1,671,382	US$2,572,721	US$3,874,676
Foreign Currency-denominated	5,396,372	6,226,413	7,424,995
Total	US$7,067,754	US$8,799,134	US$11,299,671

The following table sets forth information regarding the maturity of Credicorp’s time deposits in denominations of US$100,000 or more on December 31, 2007:

At December 31, 2007
(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$3,949
Maturing after 30 but within 60 days	1,853
Maturing after 60 but within 90 days	1,421
Maturing after 90 but within 180 days	9,449
Maturing after 180 but within 360 days	4,045
Maturing after 360 days	32,655
Total certificates of deposits	US$53,372
Time deposits:
Maturing within 30 days	US$1,939,402
Maturing after 30 but within 60 days	428,989
Maturing after 60 but within 90 days	324,879
Maturing after 90 but within 180 days	338,271
Maturing after 180 but within 360 days	315,006
Maturing after 360 days	306,398
Total time deposits	US$3,652,945
Total	US$3,706,317

•	Return on Equity and Assets

	At December 31,
	2005	2006	2007

Return on assets (1)	1.81%	1.92%	2.29%

Return on equity (2)	16.39%	18.47%	22.67%

Dividend payout ratio (3)	48.24%	45.08%	34.11%

Equity to assets ratio (4)	12.37%	11.61%	10.80%

Shareholders’ equity to assets ratio (5)	11.41%	10.70%	9.95%

(1)	Net income attributable to equity holders of Credicorp as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to equity holders of Credicorp as a percentage of average net equity attributable to Credicorp’s equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to Credicorp’s equity holders per share.
(4)	Average equity attributable to Credicorp’s equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to Credicorp’s equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

(vi) Short-Term Borrowings

Credicorp’s short-term borrowings, other than deposits, amounted to US$878.2 million, US$360.8 million and US$775.7 million as of December 31, 2005, 2006 and 2007, respectively. Average balances of borrowed amounts increased in 2007 due to higher loans received to finance trade operations. The outstanding balance on December 31, 2005 includes BCRP-Repo transactions entered into with the Central Bank, representing US$510.6 million, which earned annual interest rates between 3.23% and 3.32%, with 3 day maturities. As of December 31, 2006 and 2007, no BCRP-Repo transactions exist in the outstanding balance.

The following table sets forth Credicorp’s short-term borrowings:

	At December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)

Year-end balance	US$878,237	US$360,801	US$878,183

Average balance	US$307,930	US$479,657	US$247,437

Maximum quarter-end balance	US$878,237	US$792,609	US$878,183

Weighted average nominal
Year-end interest rate	4.38%	5.00%	4.70%

Weighted average nominal
Interest rate	4.69%	4.81%	4.87%

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

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941. BCP has been the largest commercial bank in Peru since the 1920s. Members of the Romero family have been shareholders of BCP since 1918 and became the controlling shareholders in 1979. Mr. Dionisio Romero, Chairman of the Board and Chief Executive Officer of Credicorp, was a member of the Board of Directors of BCP from 1966 to 1987, becoming Chairman in 1979. In response to then President of Peru, Alan García’s 1987 attempt to nationalize the Peruvian banking industry, the majority shareholders at that time, including Mr. Romero, sold a controlling interest in BCP and transferred management to its employees, which prevented the government from gaining control of BCP. Upon the election of Alberto Fujimori as President of Peru in 1990 and the introduction of market reforms, the Romero family reestablished its shareholding in BCP and Mr. Romero and several former key managers of BCP returned to BCP. See “—(9) Peruvian Government and Economy—(i) Peruvian Government.” Members of the Romero family exchanged their BCP shares in the Exchange Offer, and now hold 15.8% of the Common Shares of Credicorp. As of December 31, 2007, Credicorp holds 97.33% of BCP’s total shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ASHC was incorporated in December 1981 as a wholly-owned subsidiary of BCP, under the name Crédito del Perú Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers. In 1983, BCP distributed the shares of BCP International to the shareholders of BCP as dividend to protect its privately held status in the event that BCP was nationalized. BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and opening an agency in Miami in 1986. Also in 1986, BCP International changed its name to ASCH. As a result of the attempted expropriation by the government in 1987, ASHC’s operations and management were made independent of BCP. In 2002, ASHC closed its Miami agency at the same time that BCP opened its agency in the same city. Also in Miami, Credicorp Securities was established as a wholly-owned subsidiary of Credicorp and began operating in early 2003 serviced by former ASHC personnel.

Credicorp owns 75.74% of PPS, which was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and is the second largest Peruvian insurance company in terms of premiums sold and health fees. PPS’s major subsidiaries are Pacífico Vida, which specializes in life and pension fund insurance, and Pacífico Salud, which provides health insurance as an alternative to public social security.

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

Solución was spun off into two companies, one of which retained only cash and equity which the other was merged into BCP’s Peruvian banking operations in March 2004 after becoming a wholly-owned subsidiary of BCP in March 2003 as a result of BCP acquiring the remaining 45% of Solución’s equity interests.

In March 2005, Credicorp completed the sale of Banco Tequendama to a Colombian bank. The effective date of the sale was January 1, 2005, and Credicorp did not record any significant gain as a result of the transaction. On December 31, 2004, Banco Tequendama had US$306.7 million in loans and US$290.5 million in deposits. Banco Tequendama was acquired by Credicorp in January 1997 from the Fondo de Garantía de Depósitos y Protección Bancaria (“FOGADE”), the Venezuelan government entity responsible for the re-privatization of assets seized by that government in connection with the widespread problems faced by the Venezuelan banking sector beginning in 1994. Credicorp, along with FOGADE and FOGADE’s financial adviser, were sued in Aruba by the former owners of Banco Tequendama, who are seeking compensation for damages. The Judge in the Court of first instance in Aruba dismissed the claim and the plaintiff appealed. In April 2004, the Court of Appeals in Aruba rejected all claims from the former owners. The former owners had originally sued unsuccessfully in Colombia.

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

(D) Property, Plants and Equipment

On December 31, 2007, Credicorp had 414 branches, representative and similar offices, of which 157 were branch offices of BCP in Lima. Credicorp’s principal properties include the headquarters of BCP, at Calle Centenario 156, La Molina, Lima 12, Perú, and the headquarters of PPS at Juan de Arona 830, Lima, Perú. Credicorp owns these properties, with the exception of approximately 319 properties which it holds under leases. There are no material encumbrances on any of Credicorp’s properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

(1) Critical Accounting Policies

Credicorp’s accounting policies are integral to the understanding of its results of operations and financial condition. The accounting policies are described in Note 3 to the Credicorp Consolidated Financial Statements (Significant Accounting Policies to the Credicorp Consolidated Financial Statements), which are prepared in accordance with IFRS.

Income and expense recognition from banking activities

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and dividend income” and “Interest expense” in the consolidated income statement using the effective interest rate, which is the rate that discounts estimated future cash payments or receipts throughout the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. Interest rates are determined based on negotiations with clients.

Interest income is suspended when collection of loans becomes doubtful, such as when overdue by more than 90 days or when the borrower or securities’ issuer defaults, even if earlier than 90 days, and such income is excluded from interest income until received. Uncollected income on such loans is reversed against income. When Management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

Interest income includes coupons earned on fixed income investment and trading securities and the accrued discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Fees and commission income are recognized on an accrual basis when earned. Contingent credit fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any direct incremental costs) and recognized in straight-line basis as an adjustment to the effective interest rate on the loan.

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

In the case of life insurance, the claims reserves are calculated by taking into account an estimation of the mortality (for life insurance), survival (life annuities, death and disability pension system insurance and complementary insurance for work risk for higher risk occupations or incidence (personal injury) and the interest established when the product was designed. The reserves are calculated as the present value of the probable cash flows for pension payments, using mortality tables for the policyholders, beneficiaries and disabled who are covered at the consolidated balance sheet date as well as interest rates determined based on the performance of the corresponding portfolio of investments. In the case of individual life insurance, the reserves are determined according to the mortality tables adjusted in variable percentages according to the product characteristics, as well as the established interest and the type of investment involved according to the type of product.

The reserves corresponding to the universal life insurance policies form part of the technical life insurance reserves. The additional benefits granted to the policyholders originating from this type of policy are shown in net premiums earned for life and health insurance contract, which include the surplus and interest accrued during the period which is credited to the balance of the policyholder. See Note 24 to the Credicorp Consolidated Financial Statements.

The insurance claims are recorded when the event occurs. The incurred but non-reported claims (IBNR) are estimated and included in the provision (liabilities). The reserves for IBNR on December 31, 2007 and 2006 have been estimated considering generally accepted actuarial methods, which take into consideration the statistical analysis of the recorded loss history, the use of projection methods and when appropriate, qualitative factors used to reflect the effect of the present conditions or trends that affect historical data. Management believes that the estimated reserve is sufficient to cover liability for IBNR occurred as of December 31, 2007 and 2006.

Credicorp carries out a continuous review of its overall position as well as its techniques for computing the claim reserves and its reinsurance in order to determine the reserves for life, property and casualty and health insurance. The provisions are reviewed periodically by qualified actuaries contracted by Credicorp. Additionally, for those cases where Credicorp considers an additional reserve is necessary, a calculation based on the claims past experience using the chain-ladder methodology or a percentage of the related premium is carried out. The technical provisions recorded are subject to a liability adequacy test to determine its sufficiency based on the future cash flow projections of the contracts in force. If, as a consequence of this test, the reserves prove to be insufficient, they are adjusted and the amounts are included in the results of operations for the period.

The costs for acquiring the policies (commissions) that are variable and that are primarily related to the acquisition and renewal of insurance contracts (universal life) are deferred and amortized during the period of the policy (Deferred Acquisition Costs or “DAC”). The recoverability of these deferred acquisition costs are reviewed annually.

Based on the periodic reviews of the client portfolio, Management determines the provision for bad debt related to premiums and quotas receivable.

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises. When the recoverable amount is less than the carrying value, an impairment loss is recognized in the income statement. DAC is also considered in the liability adequacy test for each reporting period.

Financial Instruments: Initial recognition and subsequent measurement

Purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recorded on the trade date, i.e. the date Credicorp will purchase or sell the asset. Derivatives are recognized on a trade date basis.

The classification of financial instruments at initial recognition depends on the purpose for which the financial instruments were acquired and their characteristics. All financial instruments are measured initially at their fair value plus, in the case of financial assets and financial liabilities not at fair value, any directly attributable incremental costs of acquisition or issue.

Credicorp classifies its financial instruments in the following categories as defined by IAS 39: financial assets and liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments and other liabilities. Management determinates the classification of its investments at initial recognition.

Financial assets and financial liabilities at fair value through profit or loss:

This category has two sub-categories: financial assets held for trading and financial assets and liabilities designated at fair value through profit or loss at inception. A financial asset is classified as held for trading if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives are also categorized as held for trading unless they are designated as hedging instruments. Financial assets and financial liabilities are designated at fair value through profit or loss when the following criteria are met:

- The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis;

- The assets and liabilities are part of a group of financial assets, financial liabilities or both which performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

- The financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows, or it is clear, with little or no analysis, that it would not be separately recorded.

Financial assets and financial liabilities at fair value through profit or loss are recorded in the consolidated balance sheet at fair value. Changes in fair value are recorded in the consolidated income statement under the caption “Net gain on financial assets and liabilities designated at fair value through profit and loss”. Interest earned or incurred is accrued in the consolidated income statement under the captions “Interest and dividend income” or “Interest expense”, respectively, according to the terms of the contract. Dividend income is recorded when the right to the payment has been established.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than: those that the entity intend to sell immediately or in the short term, those that the entity upon initial recognition designates as available for sale; or those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration.

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate. The losses arising from impairment are recognized in the consolidated income statement in the caption “Provision for loan losses”.

Direct loans are recorded when disbursement of funds are made to the clients. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for loan losses is established if there is objective evidence that Credicorp will not be able to collect all amounts due according to the original contractual terms of the loan. The allowance for loan losses is established based on the internal risk classification and taking into consideration the guarantees and collaterals obtained by Credicorp.

Available-for-sale financial investments:

Available-for-sale financial investments are those which are designated as such (held for an indefinite period, and may be sold in response to liquidity needs or changes in the interest rates, exchange rates or equity price) or do not qualify to be classified as designated at fair value through profit or loss, held-to-maturity or loans and receivables. They include equity instruments, investments in mutual funds and money market and other debt instruments.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value. Unrealized gains and losses are recognized directly in equity in the “Other reserves”, net of its corresponding tax and minority interest. When the security is disposed of, the cumulative gain or loss previously recognized in equity is recognized in the consolidated income statement in the caption “Net gain on sales of securities”. Where Credicorp holds more than one investment in the same security they are deemed to be disposed using the average cost basis. Interest and dividends earned whilst holding available-for-sale financial investments are recognized in the consolidated income statement in the caption “Interest and dividend income”. Interest earned is reported as interest income using the effective interest rate and dividends earned are recognized when the right of the payment has been established.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

The losses arising from impairment of such investments are recognized in the consolidated income statement and removed from the “Other reserves”. Credicorp determines that an available-for-sale investment is impaired when there has been a significant or prolonged decline in the fair value below its cost.

Other financial liabilities:

After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

Derecognition of financial assets and financial liabilities

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized where:

(i) the rights to receive cash flows from the asset have expired; or

(ii) Credicorp has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and

(iii) either Credicorp has transferred substantially all the risks and rewards of the asset, or Credicorp has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Impairment of financial assets

Credicorp assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. The criteria used for each category of financial assets are as follows:

Loans and receivables:

For loans and receivables that are carried at amortized cost, Credicorp first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If Credicorp determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to Credicorp. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to the provision for loan losses.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of Credicorp’s internal credit grading system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors.

Future cash flows on a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Available-for-sale financial investments:

For available-for-sale financial investments, Credicorp assesses at each consolidated balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement) is removed from equity and recognized in the consolidated income statement. Impairment losses on equity investments are not reversed through the consolidated income statement; increases in their fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of “Interest and dividend income”. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

Renegotiated loans:

Where possible, Credicorp seeks to refinance or restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. Once the terms have been renegotiated, the loan is no longer considered past due. Management continuously reviews refinanced and restructured loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

Leases

Operating leases:

Leases in which a significant portion of the risks and relative benefits of the property are held by the lessor are classified as operating leases. By this concept, Credicorp principally maintains leases used as offices and agencies for the Bank.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Finance leases:

Credicorp grants finance leases; therefore, it recognizes the present value of the lease payments as an asset. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

Goodwill

Goodwill represents the excess of the cost of acquisition of a subsidiary over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment to assess whether the carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount. Goodwill is allocated to cash-generating units for impairment testing purposes.

In accordance with IFRS 3, since January 1st, 2005, Credicorp has ceased the amortization of goodwill.

Impairment of non-financial assets

Credicorp assesses at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired, whether there is an indication that a non-financial asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the group makes an estimate of the asset’s recoverable amount. Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. Impairment losses relating to goodwill cannot be reversed for subsequent increases in its recoverable amount in future periods.

Income tax and workers’ profit sharing

Income tax and workers’ profit sharing are computed based on individual financial statements of Credicorp and each one of its subsidiaries.

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

Stock appreciation rights

Credicorp has granted supplementary profit sharing participation to certain executives and employees who have at least one year of service in Credicorp or any of its subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp’s shares. Such SARs options are granted at the market price of the shares of Credicorp on the date of the grant and are exercisable at that price, allowing the worker to obtain a gain from the difference between the fixed exercise price of the share at the date of execution and the fixed exercise price. Credicorp has estimated the fair value of the SARs using the binomial option pricing model, with assumptions obtained from available relevant market information. See Note 20 to the Credicorp Consolidated Financial Statements.

The recorded expense in each year for this participation corresponds to the estimated market value of the rights that can be exercised by the beneficiaries at the consolidated balance sheets date. When Credicorp changes the price or the terms of the SARs, the additional compensation expense is recorded for an amount equal to the difference between the new exercise price and the market price of the underlying shares.

Derivative financial instruments

Trading:

Most transactions with derivatives, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as trading derivatives.

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

Hedge:

Credicorp makes use of derivative instruments to manage exposure to interest rates and foreign currency. In order to manage particular risks, Credicorp applies hedge accounting for transactions which meet the specified criteria.

At the inception of the hedge relationship, Credicorp formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship.

Also at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. Hedges are formally assessed each quarter. A hedge is regarded as highly effective if the changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated are expected to offset in a range of 80 percent to 125 percent.

As of December 31, 2007, Credicorp had only interest rate swaps and cross currency interest rate swap derivatives that qualify for hedge purposes classified as cash flow hedge and fair value hedge, respectively (only an interest rate swap derivative classified as a cash flow hedge as of December 31, 2006). The effective portion of changes in the fair value of these derivatives is recognized in equity and profit and loss, respectively. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statements. Amounts accumulated in equity for the cash flow hedges are recycled to the income statement in the periods in which the hedged item affects profit or loss.

For designated and qualifying cash flow hedges, the effective portion of the gain or loss on the hedging instrument is initially recognized directly in equity in “Other reserves”. The ineffective portion of the gain or loss on the hedging instrument is recognized immediately in the consolidated income statement in the caption “Interest and dividend income”. When the hedged cash flow affects the consolidated income statement, the gain or loss on the hedging instrument is recycled in the corresponding income or expense line of the consolidated income statement.

For designated and qualifying fair value hedge, the change in the fair value of a hedging derivative is recognized in the consolidated income statement in the caption “Interest and dividend income”. Meanwhile, the change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement in the caption “Interest and dividend income”. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated.

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

The financial information and discussion and analysis presented below for 2005, 2006 and 2007 reflect the financial position and results of operations for 2005, 2006 and 2007 of Credicorp’s subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

On December 31, 2007, approximately 65.7% of Credicorp’s deposits and 69.9% of its loans were denominated in foreign currencies. Despite its high proportions, foreign currency deposits and loans has decreased from the previous year (70.8% and 74.6%, respectively) due to reduction in the rate of inflation. Nevertheless, Credicorp expects the majority of its deposits and loans to continue to be denominated in foreign currencies.

Results of Operations for the Three Years Ended December 31, 2007

The following table sets forth, for the years 2005, 2006 and 2007, the principal components of Credicorp’s net income:

	Year ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Interest income	US$612,432	US$782,002	US$1,065,974
Interest expense	(173,159)	(283,478)	(432,000)
Net interest income	US$439,273	US$498,524	US$633,974
Provision for loan losses	6,356	4,243	(28,439)
Net interest income after Provision	US$445,629	US$502,767	US$605,535
Noninterest income	265,985	338,894	517,920
Insurance premiums earned net of claims on insurance activities	43,455	64,739	58,672
Other expenses	(477,073)	(585,058)	(742,072)
Merger costs	—	(5,706)	—
Income before translation result and income tax	US$277,996	US$315,636	US$440,055
Translation result (loss) gain	US$(9,597)	US$15,216	US$34,627
Income tax	(73,546)	(83,587)	(102,287)
Net income	US$194,853	US$247,265	US$372,395
Net income attributable to:
Credicorp’s shareholders	181,885	230,013	350,735
Minority interests	12,968	17,252	21,660
Net income	US$194,853	US$247,265	US$372,395

Consolidated net income attributable to Credicorp’s shareholders increased from US$230.0 million in 2006 to US$350.7 million in 2007. Credicorp’s consolidated net income increased from 2006 to 2007 principally due to: (i) higher average volumes in interest-earning assets mainly as a consequence of the strong expansion in the BCP banking business with the robust loan growth; (ii) greater commissions for financial services and higher gains on foreign exchange transactions and sale of securities; and (iii) higher net gain on financial assets and liabilities designated at fair value, mainly related to the economic hedge of the stock appreciation rights mentioned below.

On the other hand, operating expenses increased 26.8% in 2006 to US$742.1 million, principally as a result of increased expense on salaries and benefits. The increase in personnel expenses during 2007 was principally due to increases in salaries and stock appreciation rights (see Note 20 to the Credicorp Consolidated Financial Statements), as well as increase in the number of personnel.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)

Interest income:
Loans	US$447,392	US$537,670	US$701,471
Deposits in banks	13,073	36,916	58,896
Deposits in Central Bank	24,054	56,970	46,921
Investment securities and others	124,360	141,305	249,603
Dividends	3,553	9,141	9,083
Total interest income	US$612,432	US$782,002	US$1,065,974

Interest expense:
Saving deposits	US$9,234	US$12,836	US$19,869
Time deposits	101,254	160,565	263,487
Issued bonds	24,332	25,283	33,592
Borrowing from other financial institutions and others	21,422	60,013	89,929
Demand deposits	16,917	24,781	25,123
Total interest expense	US$173,159	US$283,478	US$432,000
Net interest income	US$439,273	US$498,524	US$633,974

Credicorp’s net interest income increased 27.2% in 2007 compared to 2006, which in turn increased 13.5% compared to 2005.

Interest Income. Interest income increased 36.3% in 2007, after increasing 27.7% in 2006 compared to 2005. The increase in 2007 was principally due to higher averages volumes in loans and trading securities and investments available for sale. Loan increase was mainly related to retail banking growth, while investments securities increase was due to gains related to BCRP certificates of deposit.

Credicorp’s average nominal interest rates earned on its loans increased to 10.0% in 2007 from 9.9% in 2006 and from 9.5% in 2005. The average nominal interest rate for foreign currency-denominated loans increased from 8.1% in 2005 to 8.8% in 2006 and decrease to 8.6% in 2007. Interest rates for Nuevo Sol-denominated loans decreased from 16.0% in 2005 to 13.7% in 2006 and further to 13.5% in 2007.

The average balance of Credicorp’s foreign currency-denominated loan portfolio increased 24.3% to US$5,101.4 million in 2007 from US$4,104.5 million in 2006, which in turn increased 5.6% from US$3,888.6 million in 2005. The average balance of Credicorp’s Nuevo Sol-denominated loan portfolio increased 57.3% from US$831.4 million in 2005 to US$1,307.8 million in 2006, and by 48.5% to US$1,942.3 million in 2007. Credicorp’s excess liquidity has continued through 2007. During 2007, an increasing proportion of loans went to manufacturing, consumer, leasing, commerce and small business sectors presenting higher risk, but these sectors also yielded higher margins. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Interest expense. Interest expense increased in 2007 by 52.4% compared to 2006, and by 63.7% in 2006 compared to 2005. Higher interest expense in 2007 and 2006 were principally due to increases in the volume of deposits and variable market rates on deposits. Average nominal interest rates paid on foreign currency-denominated deposits increased from 1.9% in 2005 to 2.6% in 2006, and further to 2.8% in 2007. Average nominal interest paid on Nuevo Sol-denominated deposits increased from 2.0% in 2005 to 2.5% in 2006, and further to 3.2% in 2007. The higher increase in the average nominal interest rate paid in Nuevo Sol-denominated deposits indicates the effect caused by the appreciation of Nuevo Sol. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “—(12) Selected Statistical Information.”

Credicorp’s average foreign currency-denominated deposits increased 24.0% to US$7,216.6 million in 2007 from US$5,820.1 million in 2006, which in turn increased 16.7% from US$4,989.4 million in 2005. Credicorp’s average Nuevo Sol-denominated deposits increased 63.2% in 2007 to US$3,272.1 million from US$2,005.0 million in 2006, which in turn increased 21.0% from US$1,656.9 million in 2005. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Net interest margin. Credicorp’s net interest margin (net interest income divided by average interest-earning assets) decreased to 4.5% in 2007 compared to 4.64% in 2006 and 4.90% in 2005 as returns declined on interest-earning assets, mainly securities and Nuevo Sol-denominated loans, while funding costs remained relatively unchanged. See ”Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Provision for Loan Losses

Credicorp classifies all of its loans and other credits by risk category. Credicorp establishes its loan loss reserves based on criteria established by IAS 39 (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio”). Credicorp does not anticipate that the expansion of its loan portfolio or the consolidation of the activities of its subsidiaries will necessitate a change in its reserve policy.

The following table sets forth the movements in Credicorp’s reserve for loan losses:

	Year ended December 31,
	2003	2004	2005	2006	2007
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$424,031	US$326,677	US$271,873	US$218,636	US$210,586
Provisions	66,421	16,131	(6,356)	(4,243)	28,439
Acquisitions and sales	—	—	(9,024)	—	—
Recoveries of write-offs	17,416	32,287	35,032	44,284	34,084
Write-offs	(185,688)	(105,267)	(71,405)	(49,859)	(47,266)
Monetary Correction and Other	4,497	2,045	(1,484)	1,768	3,857
Reserves for loan losses at the End of the year	US$326,677	US$271,873	US$218,636	US$210,586	229,700

In 2007, Credicorp recorded US$28.4 million of loan loss provision, while in 2006 it recorded a US$4.2 million of net loan recoveries. Total write offs amounted to US$47.3 million in 2007 and US$49.9 million in 2006. Total recoveries of write-offs reached US$34.1 in 2007 and US$44.3 million in 2006, decreasing 23.0% and increasing 26.4% in 2006. Provision expense in 2007 included US$3.5 million required by BCB (compared to US$2.5 million in 2006). Provisions made in 2007 were mainly related to consumer loans. Balance of recoveries of previously charged-off accounts in 2007 amounted to US$34.1 million (compared to US$44.3 million in 2006). The middle market and small business sectors continued to require a majority of the provisions made during 2007 and 2006. Provisions net of recoveries for middle market and small businesses were US$13.4 million in 2007 and US$16.8 million in 2006 (see also Note 7 to the Consolidated Financial Statements).

Total reserves, which amounted to US$229.7 million in 2007 include the allowance for direct and indirect credits for approximately US$211.3 million and US$18.4 million, respectively.

The effects of the increase in provisions were partly offset by write-offs of loans amounting to US$47.3 million in 2007, a 5.2% decrease from US$49.9 million in 2006, which in turn decreased 30.2% from US$71.4 million in 2005. The loans charged off are primarily attributable to the removal of loans that were fully provided for and considered unrecoverable (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Loan Loss Reserves”).

Noninterest income

The following table reflects the components of Credicorp’s noninterest income:

	Year ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$206,163	US$243,778	US$324,761
Net gains from sales of securities	8,965	27,281	41,359
Net gains on foreign exchange transactions	29,286	41,638	61,778
Other income	21,571	26,197	90,022
Total non-interest income	US$265,985	US$338,894	US$517,920

Credicorp’s noninterest income, without including net premiums earned, increased 52.8% to US$517.9 million in 2007 from US$338.9 million in 2006, which in turn increased 27.4% from US$266.0 million in 2005. The revenue increase in 2007 was principally due to an increase in fees and commissions from banking services, net gains from sales of securities and other gains.

Fees and commissions income from banking services increased 33.2% to US$324.8 million in 2007 from US$243.8 million in 2006, following a 18.2% increase in 2006 from US$206.2 million in 2005. The increase in fees and commissions income from banking services in 2007 was principally due to growth in account maintenance, money transfers, funds administration, commissions for collection, in 2006, due to growth in credit card fees, fund transfer fees and collections, and in 2005, due to growth in credit card and debit card fees, commissions for money orders and transfers and current and saving accounts.

Net gains from sales of securities increased 51.6% to US$41.4 million in 2007 from US$27.3 million in 2006, following an increase from US$9.0 million in 2005. The increase in 2007 was principally due to gains from market value fluctuation on sales of investments due to high returns on the Lima Stock Exchange.

Net gains on foreign exchange transactions increased 48.4% to US$61.8 million in 2007 from US$41.6 million in 2006, which in turn increased 42.2% from US$29.3 million in 2005. Net gains from foreign exchange transactions are not attributable to proprietary trading on the part of Credicorp. Higher gains in 2007 and 2006 were principally due to an increase in trading volume. This increase is caused by the constant growth of Peruvian economy and strengthened Nuevo-Sol, as well as an effect of increasing the quantity of branches and Internet transactions.

Other income increased 243.6% to US$90.0 million in 2007 from US$26.2 million in 2006, after increasing 21.4% from US$21.6 million in 2005. Other income principally consists of valuation of assets and liabilities designated at fair value, sales of assets seized, recoveries of other accounts receivable and other assets and other income. The increase in other income in 2006 was mainly due to revenues from the sale of assets seized (a gain of US$10.7 million in 2007 compared to a gain of US$9.2 million in 2006), net of recoveries of other accounts receivable and other assets (US$3.1 million in 2007 compared to US$1.8 million in 2006), principally from valuation of Indexed certificates issued by Citigroup, which amounted to US$65.1 million. See Note 26 to the Credicorp Consolidated Financial Statements.

Insurance premiums and claims on insurance activities

The following table reflects the premiums earned and claims incurred in connection with Credicorp’s insurance activities:

	Year ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Net premiums earned	US$218,955	US$251,261	US$297,272
Net claims incurred	(42,569)	(46,587)	(67,689)
Increase in costs for future benefits for life and health policies	(132,931)	(139,935)	(170,911)
Total net premiums and claims	US$43,455	US$64,739	US$58,672

Net premiums and claims in 2007 were below 2006 and significantly over those reached in 2005. See “Item 4. Information on the Company—(B) Business Overview—(6) Pacífico Peruano Suiza.” Net premiums increased 18.3% to US$297.3 million in 2007 from US$251.3 million in 2006.

Gross premiums (including premium transfer and reserve adjustments) increased 25.4% to US$467.2 million in 2007 from US$372.6 million in 2006 after increasing 3.8% from 2005.

Premiums for general insurance lines, which accounted for 51.3% of total premiums, increased 34.7% in 2007 after a 3.2% increase in 2006, mainly by automobiles which represented 15.3% of general insurance premiums in 2007 (13.3% in 2006) and which increased 54.6% from 2006. Technical lines, which represented 9.4% (8.2% in 2006), increased 55.3% from 2006, and medical assistance which represented 17.1% (19.0% in 2006), increased 21.4% from 2006. It is important to mention the increase of mandatory automobile line (SOAT), which represented 3.4% (1.8% in 2006) and increased 154.3% from 2006.

Life insurance lines, (29.2% of total premiums in 2007) increased 16.6% from 2006, mainly due to a better performance in the Life products which represented 49.7% of life insurance premiums (43.3% in 2006) and which increased 33.8% from 2006. The Pension fund products, which represented 28.1% of life insurance premiums (25.4% in 2006), increased by 29.0% from 2006.

Health insurance lines (19.5% of total premiums in 2007) increased by 17.5% from 2006, mainly due to the 17.4% increase in Regular insurance premiums which represented 87.7% of health insurance premiums (87.8% in 2006).

During 2007, claims on insurance activities increased by 27.9% to US$238.6 million from US$186.5 million in 2006, mainly as a consequence of the business growth and the earthquake that affected the south of Peru in August 2007. Therefore, the net loss ratio, defined as net claims paid as a percentage of net premiums earned, reached 64.5% in 2007, increasing from 60.3% in both 2005 and 2006.

Other Expenses

The following table reflects the components of Credicorp’s other expenses:

	Year ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Salaries and employee benefits	US$236,347	US$303,332	US$409,037
General and administrative	138,294	172,304	206,966
Depreciation and amortization	38,728	50,317	51,013
Provision for assets seized	16,959	6,387	3,057
Other	46,745	52,718	71,999
Merger costs	—	5,706	—
Total other expenses and merger costs	US$477,073	US$590,764	US$742,072

Personnel expenses increased 34.8% in 2007 compared to 2006, after a 28.3% increase in 2006, compared to 2005. The number of Credicorp personnel increased to 16,380 in 2007 from 15,213 in 2006, which in turn increased from 11,863 in 2005. Considering only BCP, the number of personnel increased to 11,132 in 2007 from 9,540 in 2006, after an increase from 8,161 in 2005. The increase in personnel expenses during 2007 was principally due to increases in salaries and stock appreciation rights (see Note 20 to the Credicorp Consolidated Financial Statements). Certain salaries are based on local currency, and therefore a revaluation of Nuevo Soles results in a higher amount when translated into U.S. Dollars.

Credicorp’s general and administrative expenses (which include taxes other than income taxes) increased 20.1% in 2007 compared to 2006, after increasing 24.6% compared to 2005. Higher expenses in 2006 were principally the result of increases in marketing expenses for ad campaigns and customer loyalty-building programs, system expenses, such as maintenance, licenses and projects, and transportation expenses. Additionally, after the merger with Unión Vida, Prima AFP incurred higher expenses in respect of its sales force. Higher expenses were also incurred in 2007 from increases in systems, marketing and transportation, as part of the bank’s efforts to broaden its network.

Provision for assets seized decreased 52.1% to US$3.1 million in 2007 from US$6.4 million in 2006. This decrease was due to higher rotation in seizing and sales of assets. The decrease in provision is directly related to a higher volume of seized assets sales.

Other expenses increased 36.6% to US$72.0 million in 2007, after an increase of 12.8% in 2006, compared to 2005. Other expenses increased during 2007 principally due to commissions in insurance (US$29.1 million in 2007 compared to US$25.6 million in 2006) and sundry technical insurance expense (US$21.9 million in 2007 compared to US$10.9 million in 2006). In 2006, Credicorp recorded US$5.7 million as merger costs following the acquisition of AFP Unión Vida by Credicorp’s subsidiary Prima AFP.

Translation Result

The translation result reflects exposure to revaluation of net monetary positions in Nuevo Soles. Credicorp recognized a US$34.6 million translation gain in 2007, a US$15.2 million translation gain in 2006 and a US$9.6 million translation loss in 2005. In 2007 and 2006 translation gain was mainly due to gains recorded from exposure to the Nuevo Sol which strengthened against U.S. Dollar.

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

Income tax expense by Credicorp increased to US$102.3 million in 2007 from US$83.6 million in 2006, which in turn increased from US$73.5 million in 2005. Income tax growth in these periods reflects increases in Credicorp’s taxable income. Since 1994, Credicorp has paid the Peruvian income tax at the statutory rate. The effective tax rates in 2005, 2006 and 2007 were 27.40%, 25.26%, and 21.55%, respectively.

(3) Financial Condition

Total Assets

As of December 31, 2007, Credicorp had total assets of US$17.7 billion, increasing 37.5% compared to total assets of US$12.9 billion as of December 31, 2006, with cash and due from banks increasing 12.5%, investments increasing 51.0% and loans, net of provisions, increasing 40.1%. From December 31, 2006 through December 31, 2007, the Peruvian financial system grew 22.2% in terms of deposits and 35.4% in terms of total loans, comparing balances translated to U.S. Dollars, while GDP grew 9.0%. The ratio of financial intermediation, as measured by the sum of currency in circulation, bank deposits and other bank obligations to the public, divided by GDP, was 5.2% in 1990 and, although this ratio reached approximately 25.5% in 2001 and 2002, it declined to 23.1% in 2004, and in turn increased to 23.5% in 2005 and decreased to 22.6% in 2006. In 2007, the ratio of financial intermediation decreased slightly to 21.7%. Although the ratio of financial intermediation is still below the 26.7% peak in the early 1970s, Credicorp expects the rate of growth in total assets to remain at moderate levels.

Improved finances among companies and individuals supported by a favorable economic environment and sustained increases in loan placements resulted in significant improvements in loan portfolio quality in recent years further accelerating the decrease in delinquency rates, which decreased from 1.9% in 2005 to 1.3% in 2006 and further to 1.1% in 2007. BCP’s coverage ratios also improved significantly in recent years from 207.7% in 2005 to 249.5% in 2006 and further to 351.8% in 2007, despite lower increases in provisions due to improving loan portfolio quality.

As of December 31, 2007, Credicorp’s total loans were US$8,250.8 million, which represented 46.6% of total assets, and net of reserves for loan losses, loans were US$8,039.5 million. As of December 31, 2006, Credicorp’s total loans were US$5,927.1 million, which represented 46.0% of total assets, and net of reserves for loan losses, loans were US$5,736.8 million. Credicorp’s total loans increased from December 31, 2006 to December 31, 2007 by 39.2%, and net of loan loss reserves by 40.1% in the same period.

Credicorp’s total deposits with the Central Bank increased from US$1,405.9 million as of December 31, 2006 to US$1,798.6 million as of December 31, 2007. Credicorp’s securities holdings (which include marketable securities and investments) increased 51.0% to US$5,279.6 million on December 31, 2007 from US$3,495.8 million on December 31, 2006. The securities portfolio increase in 2007 was principally due to increased investments in Central Bank certificates, corporate, leasing subordinated bonds and in treasury bonds of various governments.

Total Liabilities

As of December 31, 2007, Credicorp had total liabilities of US$15.9 billion, a 40.0% increase from total liabilities of US$11.3 billion as of December 31, 2006. As of December 31, 2007, Credicorp had total deposits of US$11,350.7 million, a 28.4% increase from total deposits of US$8,839.0 million on December 31, 2006. Credicorp believes that its extensive branch network and reputation in the Peruvian market have allowed it to compete effectively for new deposits and to attract stable, low cost savings deposits.

Credicorp’s funding strategy has been structured around maintaining a diversified deposit base. During 2007, demand deposits grew by 41.9% and time deposits by 23.3%, while saving deposits increased by 22.0%. As of December 31, 2006, Credicorp, through BCP unconsolidated, had 42.4% of total savings deposits in the Peruvian banking system, 42.4% of demand deposits and 36.2% of total deposits, the highest of any Peruvian bank in all three categories. An important characteristic of Credicorp’s deposit base is that, as of December 31, 2007, it included 53.0% of the entire Peruvian banking system’s CTS deposits, decreasing from 55.3% as of December 31, 2006. Credicorp believes that it traditionally has attracted a high percentage of the savings and CTS deposit market because of its reputation as a sound institution, its extensive branch network and the quality of its service. The decrease is due to the fact that new financial institutions have taken a small market share from BCP in this type of deposits. Credicorp’s core deposits (savings, CTS and demand deposits) accounted for 64.1% of its total deposits as of December 31, 2007.

(B) Liquidity and Capital Resources

Regulatory Capital and Capital Adequacy Ratios

	As of December 31,
	2005	2006	2007
	(U.S. Dollars in thousands, except percentages)

Capital stock	539,498	539,498	539,498
Legal and other reserves	269,527	479,902	587,218
Capital stock, reserves and retained earnings of minority interest	61,251	37,281	38,929
Accepted Provisions for loan losses	49,169	58,562	82,261
Subordinated debt	31,276	140,086	294,648
Total	950,721	1,255,329	1,542,554
Less: investment in multilateral organizations, banks and insurance companies and goodwill	(69,254)	(118,917)	(122,387)
Total Regulatory Capital(1)	881,467	1,136,412	1,420,167

Financial Entities Capital Ratio
Regulatory Capital attributable to Financial Entities(1)	761,342	871,377	1,320,068
Risk-weighted Assets From Financial Entities(3)	5,810,046	7,273,023	10,313,188
Capital Ratio for Financial Entities (1) / (3)	13.10%	11.98%	12.80%

Minimum Regulatory Capital Required (MRCR)(2)
MRCR for Financial Entities(3)	559,074	690,045	890,643
MRCR for Insurance Entities(3)	88,019	100,447	112,261
MRCR for Other Entities(3)	101,348	60,437	66,849
Total Minimum Regulatory Capital Required	748,441	850,959	1,069,753
Regulatory capital as percentage of Minimum Regulatory Capital Required	117.77%	133.54%	123.76%

(1)	Total Regulatory Capital and Financial Entities Regulatory Capital is prepared under the guidelines of the BIS I Accord (by the Basel Committee) as adopted by the SBS.

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

The growth of Credicorp’s deposit base over the past years has enabled Credicorp to significantly increase its lending activity. BCP is subject to SBS Resolution No. 622-98, enacted in July 1998, which made its Market Risk Area responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s daily average ratios during the month of December 2007 were 71.72% and 42.39% for Nuevos Soles and foreign exchange-based transactions, respectively (56.91% and 51.99% respectively, in December 2006), demonstrating Credicorp’s continuing excess liquidity. Credicorp has never defaulted on any of its debt or been forced to reschedule any of its obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and PPS complied with all of their payment obligations.

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

BCP’s Retail Banking Group has developed a diversified and stable deposit base and the Private Banking Group has developed a stable deposit base that, in each case, provides Credicorp with a low-cost source of funding. This deposit base has traditionally been one of Credicorp’s greatest strengths. The deposit gathering strategy has focused on products considered as BCP’s core deposits: demand deposits, savings, time deposits and CTS deposits. Other sources of funds and liquidity, mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds and subordinated debt, are of a considerably lower significance compared to Credicorp’s core deposits. See Notes 14 and 15 to the Credicorp Consolidated Financial Statements.

In 2007, BCP successfully carried out the plan to expand the physical infrastructure of its operations in Peru. BCP opened 36 new offices, 93 ATMs and 670 Agentes BCP, and updated its technological equipment, for a total investment of US$70 million. BCP have budgeted investments worth US$150 million for 2008. It is our intention to open 75 new offices, install 150 ATMs and launch 350 new Agentes BCP nationwide. A significant amount will be spent by the IT department in 2008 to buy new equipment and applications. Also, the expansion of the La Molina administrative headquarters and the construction in phases of two alternate computer centers as processing back-up facilities (one in Chorrillos and the other in Trujillo) are planned by 2010.

During 2007, Credicorp loans grew significantly, compared with a smaller increase in deposits. Therefore, capital markets and external banks contributed to the funding of the Bank’s operations. Foreign banks’ short-term funding expanded significantly and was allocated to foreign exchange operations, working capital and derivative hedging. Two important funding operations were carried out: an issuance of US$35 million in foreign currencies in the local market and an issuance of S/.180 million in domestic currency. In July 2007, US$500 million worth of securitized notes were issued, the largest issue carried out in the international market by a Peruvian company. Likewise, subordinate bonds were issued for S/.483 million, representing the first subordinated issue in local currency in the international market. Both issues were successful despite incipient signs of volatility and the deterioration in the international market.

Treasury monetary surpluses are invested in a variety of financial instruments in Peru and in the main international financial markets. Good credit quality, adequate liquidity levels and high returns are always sought through diversification. During 2007, Credicorp’s investments were focused principally on instruments denominated in Nuevos Soles and turned Credicorp’s treasury into the principal investor in these instruments in Peru. The investments exceeded S/.9,500 million, as much in BCR’s Certificates of Deposit as in sovereign bonds, where Credicorp participated actively through a successful market makers program. Likewise, during the year Credicorp carried out sovereign debt operations on our clients’ account for more than S/. 13 billion, demonstrating market leadership.

The following table presents Credicorp’s core deposits, other deposits and other sources of funds:

	At December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Core Deposits:
Demand deposits	US$1,801,314	US$2,792,433	US$3,964,501
Savings deposits	2,105,364	1,951,978	2,380,904
Severance indemnity deposits	654,791	775,027	896,283
Total core deposits	US$4,561,469	US$5,519,438	US$7,241,688

Other Deposits:
Time deposits	2,459,907	3,218,157	3,967,864
Bank certificates	46,378	61,539	90,119
Total deposits	US$7,067,754	US$8,799,134	US$11,299,671

Due to banks and correspondents	US$1,301,295	US$936,534	US$2,314,418

Issued bonds	425,611	508,493	694,982

Total sources of funds	US$8,794,660	US$10,244,161	US$14,309,071

Core deposits as a percent of total deposits	64.5%	62.7%	64.1%
Core deposits as a percent of total sources of liquid funds	51.9%	53.9%	50.6%

BCP is required to keep deposits with the Central Bank, as legal reserves, determined as a percentage of the deposits and other liabilities owed to its clients. The requirement is currently approximately 8.5% of Nuevos Soles-denominated deposits and U.S. Dollar-denominated deposits, increasing from the requirement of 6.0% which was effective until December 2007. Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Central Bank Reserve Requirements.” Additionally, Credicorp has significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents Credicorp’s deposits at the Central Bank, and its investments in Central Bank certificates:

	At December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Funds at Central Bank
Deposits	US$1,599,153	US$1,405,853	US$1,798,581

Certificates of deposits	US$554,530	US$1,110,002	US$2,164,188

BCRP-Repo Transactions	US$591,285	167,611	242,817

Total funds at Central Bank	US$2,744,968	US$2,683,466	US$4,502,586
Total funds at Central Bank of Perú as a percent of total deposits	38.8%	30.5%	37.2%

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

On December 31, 2007, Credicorp had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. The long-term facilities include funding from COFIDE, Corporación Andina de Fomento (CAF), sindicated loans, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 5.73% to 7.75%. In 1998 and 2001, a total of approximately US$200 million of funding was received through the securitization of certain credit card receivables and diversified payment rights, with BCP as the originator of such assets. As of December 31, 2005, the funding received in 1998 was paid off and the funding received in 2001 was pre-paid with the proceeds of new securitizations of diversified payment rights, which amounted to US$870.4 million. See Note 15 (a) and (b) to the Credicorp Consolidated Financial Statements. As of December 31, 2007, borrowed funds and due to banks and correspondants amounted to US$2,323.7 million (includes US$870 million and US$1,453 million, respectively) as compared to US$941.6 million in 2006 (includes US$571 million and US$371 million, respectively) and US$1,303.4 million in 2005.

In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are mainly U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2007, BCP had US$20.7 million of outstanding mortgage bonds and notes (US$23.6 million in 2006 and US$27.6 million in 2005). A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2007, BCP had US$167.3 million of outstanding leasing bonds (US$178.0 million in 2006 and US$219.6 million in 2005). These bonds have maturities up to three years and bear higher interest than 360-day time deposits (6.10% versus 5.96%). See Note 17 to the Credicorp Consolidated Financial Statements for a detailed breakdown of Credicorp’s issued bonds.

The following table presents Credicorp’s issued bonds:

	Years ended December 31,
	2005	2006	2007
	(U.S. Dollars in millions)
Issued bonds
Corporate Bonds	US$35.0	US$47.2	US$50.1
Leasing Bonds	40.0	0.0	39.6
Subordinated bonds	0.0	0.0	5.0
Subordinated debt	0.0	120.0	161.3
Total issuance	US$75.0	US$167.2	US$256.0

In November 2006 and October 2007, BCP, through its Panama branch, issued on the international market subordinated negotiable certificates notes in an aggregate amount of US$120.0 million due 2021 and US$161.3 million due 2022, respectively. These notes accrue a fixed annual interest rate of 6.95% and 7.17%, respectively for the first 10 years with interest payments every six months. After the first 10 years, the interest rate will change to a variable interest rate of Libor plus 2.79% and as established by the market interest rate of the Peruvian Government-issued sovereign bonds maturing in 2037 plus 150 basis points, respectively, with quarterly and semi-annual payments. At the end of the first 10 years, the Bank may redeem 100% of the debt without penalty. These subordinated debt certificates include certain financial and operating covenants. In Credicorp management’s opinion, BCP is not in violation of any of these covenants as of the date of the consolidated balance sheet date.

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

Credicorp expects that 2008 will continue the positive economic trend; however, international environment suggests some increase in uncertainty. In particular, Credicorp expects that financial income will increase, mainly as a result of prioritizing retail operations with individuals and small companies, as well as improving strategies followed in 2007. In addition, credit risk is expected to remain low despite planned positive loan evolution and provision. Furthermore, Credicorp plans to invest mainly in systems in order to improve the bank’s network to serve clients and optimize processes. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2007” and “—(2) Strategy.”

In Bolivia, Credicorp expects that BCB will continue to increase its profitability as a result of increased deposits and loans and the expansion into the personal banking niche. We hope that the positive environment is preserved in 2008, as this would be helpful to manage risk, in addition to the improvement in the quality of loans and deposits.

Credicorp expects that in 2008, ASHC will maintain its low-risk investment strategy. Credicorp expects continued growth of the assets under management, given the high quality service it offers.

In its insurance business, Credicorp expects to raise the profitability of each product branch, especially in the retail business. The insurance business continues growing; the industry experienced a significant increase in casualties which effected different insurance business, and led to the continuing weak results. It is PPS’s strategy to work towards a re-composition of its risk portfolio favoring the retail business of Property and Casualty which offer more retention, diversification and predictability of risk. In 2007, life and health insurance recorded significant growth rates and returns. Conversely, results in the general insurance business were compromised by the impact of August’s devastating earthquake and some severe claims in the fire, technical and dishonesty line businesses. Nevertheless, the Company has succeeded in increasing sales of personal products, in an effort to diversify its risk portfolio, transfer exposure towards risk that may be covered in the optional reinsurance international market and reduce volatility.

The production, employment, and formalization expectations for the Peruvian economy lead us to foresee a positive scenario for the Peruvian pensions market in 2008. Therefore, we expect to replicate the growth ratios of contributions and remunerations experienced in 2007. In market terms, the competitive dynamics will follow a downward trend, but are expected to keep their moderate levels, anticipating the potential entry of new competitors into the market. In this context, in Prima AFP, we expect to preserve our share of expanding mandatory contributions, and reinforce our image by developing a focus on pension and investment advice, and by assigning significant resources to maintain our leadership in investments.

(E) Off-Balance Sheet Arrangements

Credicorp has various contractual obligations that are recorded as liabilities in its financial statements. Other contractual arrangements, such as contingent credits contracts, are not recognized as liabilities in Credicorp’s financial statements but are required to be registered in off-balance sheet accounts. Credicorp enters into these off-balance sheet arrangements in the ordinary course of business in order to provide support to its clients and hedge some risks in its balance sheet and uses guarantees, letters of credit, derivatives and swaps.

The following table reflects Credicorp’s off-balance sheet arrangements as of December 31, 2005, 2006 and 2007:

	At December 31,
	Year ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)
Contingent Credits

Guarantees and stand by letters	US$982,044	US$1,204,500	US$1,133,476
Import and export letters of credit	238,902	250,876	431,049
Sub Total	1,220,946	1,455,376	1,564,525

Responsibilities under credit line agreements	531,816	814,746	1,082,115
Financial derivative contracts, net	310,944	(30,970)	(331,117)
Swap contracts	572,160	543,041	1,446,813

Total	US$2,635,866	US$2,782,193	US$3,762,336

In the normal course of its business, Credicorp’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose Credicorp’s banking subsidiaries to credit risk in addition to the amounts recognized in the consolidated balance sheets. Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposure to losses under commitments to guarantees, stand by letters, extend credit, provide export and import letters of credit and guarantees are represented by the contractual amount specified in these instruments. Credicorp applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including the requirement to obtain collateral to support off-balance sheet financial instruments (see Note 7(a) to the Credicorp Consolidated Financial Statement) when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

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

Foreign currency forwards are commitments to buy or sell currency on a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed and the change in the prices of the underlying currencies. As of December 31, 2007 and 2006, Credicorp had foreign currency forwards derivatives and a minor position on options for exchange rates. As of December 31, 2007 and 2006, forward foreign currency purchase and sale agreements referred to above included nominal amounts of approximately US$2,210.2 million and US$1,153.2 million, respectively, which have maturities of less than a year. These agreements are executed to satisfy client requirements and are recorded by Credicorp in the financial statements at fair market value. The forward contracts net position as of December 31, 2007 and 2006 was an overbuy of approximately US$331.1 million and an overbuy of approximately US$31.0 million, respectively.

Interest rate swaps are derivatives contracts, where counter parties exchange variable interest rates for fixed interest rates, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2007, the notional amount of outstanding interest rate swap contracts was approximately US$1,446.8 million (approximately US$543.0 million as of December 31, 2006). These contracts are recorded by Credicorp at fair market value, recording both realized and unrealized gains and losses in the consolidated income statements.

As of December 31, 2006, Credicorp held one interest rate swap contract for a notional amount of US$196.0 million designated as a cash flow hedge, because it reduced the exposure to the variable interest rate risk of a portion of the loan transaction entered into by Credicorp in November 2005 (See Note 15(b) to the Credicorp Consolidated Financial Statements). In accordance with the hedge operation, which matures in November 2012, Credicorp pays a fixed rate of 4.57% and receives a variable rate equal to the monthly Libor interest rate over the notional amount and the settlements are made on a monthly basis. The loan and the interest rate swap have the same critical terms.

As of December 31, 2007, Credicorp had three interest rate swaps, which, in the aggregate amounted to a total of US$500 million (US$250, US$100 and US$150 million), designated as a cash flow hedge to reduce Credicorp’s interest rate risk exposure arising from the transaction entered into by Credicorp in July 2007 (see Note 15(b) to the Credicorp Consolidated Financial Statements). Based on the hedge terms and conditions, Credicorp pays a fixed rate of 5.4775%, 5.59% and 5.495%, respectively, and exchanges it by a floating interest rate equivalent to a monthly Libor on the nominal amount. Payments are made monthly. The maturity date of the interest rate swap of US$150 million is July 2014 and the maturity of the US$250 and US$100 million swaps is July 2017. The loan and the interest rate swaps agreements have the same critical terms.

As of December 31, 2007, Credicorp has signed one cross currency swap contract for a notional amount of US$50.4 million designated as a fair value hedge, because it reduces the exposure to the change in the fair value of the corporate bonds issued in Peruvian currency (Note 17(a)(i) to the Credicorp Consolidated Financial Statements). In accordance with the hedge transaction, the bonds were converted from Peruvian currency to US Dollars. Likewise, the fixed annual nominal interest rate of 6.84% has been changed to a variable rate of Libor plus 84 basis points. The bonds and the cross currency swap have the same critical terms.

The fair value of the forward contracts and swaps as of December 31, 2007 amounted to approximately US$45.8 million and US$69.7 million of assets and liabilities, respectively (approximately US$19.1 million and US$7.8 million as of December 31, 2006), and are included under the caption “Other assets and other liabilities” of the consolidated balance sheet, respectively, see Note 13 (b) to the Credicorp Consolidated Financial Statements. As of December 31, 2007 and 2006, the fair value of the cash flow hedge amounted to US$-37.4 million and US$2.9 million, respectively, and it is included in the net equity.

The responsibilities under credit line agreements do not correspond to commitment to grant credit and include credit lines and other consumer loans that are cancelable upon notification to the consumer.

(F)	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes Credicorp’s contractual obligations by remaining maturity as of December 31, 2007. See ”Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2007.”

		Payments due by period
	Total at December 31, 2007	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(U.S. Dollars in thousands)
Borrowed funds	US$2,015,744	US$784,643	US$416,623	US$404,636	US$409,842
Promotional credit lines	196,204	98,375	71,100	4,534	22,195
Interbank funds	102,470	102,470	—	—	—
Time deposits	3,967,863	3,643,668	254,750	30,743	38,702
Operating lease obligations	54,806	9,270	14,471	11,491	19,574
Total	US$6,337,087	US$4,638,426	US$756,944	US$451,404	US$490,313

The balance of the “Borrowed funds” caption in the table above corresponds to “borrowed funds” and “International funds and others”:

•
In November 2005 BCP entered into a loan transaction for US$230.0 million, related to Series 2005-A Floating Rate Certificates due 2012, and US$50.0 million related to Series 2005-B Floating Rate Certificates due 2009. The loan is secured by the collection of BCP’s future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct the corresponding bank to make payments to beneficiaries that are not financial institutions. In this transaction, Wilmington Trust Company acted as trustee under the trust agreement and The Bank of New York acted as indenture trustee and administrator of the contract. The certificates bear a variable interest rate of one month Libor plus 0.21% for the 2005-A Series and one month Libor plus 0.60% for the Series 2005-B. As of December 31, 2007 and 2006, the balance of this obligation amounted to US$280.0 million. A portion (70%), of the loan, subject to variable interest rate risk, has been hedged through an interest rate swap hedge operation for a notional amount of US$196.0 million (see Note 21(d) to the Credicorp Consolidated Financial Statements).

In March 2006, BCP entered into a loan transaction for US$100.0 million, related to Series 2006-A Floating Rate Certificates due 2016. Like the November 2005 loan, the loan is secured by the future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network instruct the corresponding bank to make payments to beneficiaries that are not financial institutions. Wilmington Trust Company acted as Trustee under the trust agreement and The Bank of New York acted as indenture trustee and administrator of the contract. The certificates bear a variable interest rate of one month Libor plus 0.24%, as of December 31, 2007, and the balance of this obligation amounts to US$90.4 million.

For the US$100 million of the Series 2006-A and the US$230 and US$50 million of the Series 2005-A and 2005-B, BCP has signed an insurance policy with AMBAC Assurance Corporation which guarantees the timely payment of scheduled principal and certain accrued interest monthly payments with maturities in 2016, 2012 and 2009, respectively.

In July 2007, BCP entered into loan transactions for US$350 million and US$150 million, related to Series 2007-A Floating Rate Certificates due 2017 and Series 2007-B Floating Rate Certificates due 2014. The series 2007-A and 2007-B certificates bear a variable interest rate of one month Libor plus 0.28% and 0.25%, respectively. These loans, subject to variable interest rate risk, have been hedged through three interest rate swap hedge operations for a notional amount of US$500 million. (See Note 21 (d) to the Credicorp Consolidated Financial Statements).

For the US$350 million of the Series 2007-A floating Rates Certificates and the US$150 million of the Series 2007-B Floating Rates Certificates, BCP has signed an insurance policy with AMBAC Assurance Corporation which guarantees the timely payment of scheduled principal and certain accrued interest monthly payments.

The “international funds and others” received by Credicorp are loans used mainly for financing foreign trade operations and working capital. As of December 31, 2007, these loans have maturities between January 2008 and February 2011. The interest rates range between 4.88% and 5.73%. As of December 31, 2007, the balance of these obligations is US$1,145.3 million (See Note 15 (a) to the Credicorp Consolidated Financial Statements).

•
The promotional credit lines represent loans granted to BCP by Corporación Financiera de Desarrollo (COFIDE) and Banco Interamericano de Desarrollo (Inter-American Development Bank or IDB), to promote the development of Peru, have maturities between March 2008 and December 2027 and their interest rates range between 5.73 and 7.75%. These credit lines are secured by a loan portfolio totaling US$196.2 million and US$177.9 million as of December 31, 2007 and December 31, 2006, respectively. These lines include covenants specifying the use of the funds, financial conditions that the borrower must maintain and other administrative matters. In Management’s opinion, these covenants do not limit Credicorp’s operations and at the balance sheet date, Credicorp is not in violation of these covenants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)	Directors and Senior Management

Board of Directors

The following table sets forth the current Directors of Credicorp.

Name	Position	Years served as a Director(1)
Dionisio Romero	Chairman	38
Luis Nicolini	Vice Chairman	32(2)
Fernando Fort	Director	26
Reynaldo Llosa	Director	25
Juan Carlos Verme	Director	18
Luis Enrique Yarur	Director	12
Felipe Ortiz de Zevallos	Director	3(3)
Germán Suárez	Director	3(3)

(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2007.
(2)	Mr. Nicolini resigned as a Director in April 2008 and was replaced by Mr. Raimundo Morales.
(3)	Elected at the Annual General Shareholders’ Meeting on March 31, 2005.

Dionisio Romero is an economist with a Master’s degree in Business Administration from Stanford University. Mr. Romero was the Chairman of Banco de Crédito del Perú from 1966 to 1987 and has served as a Board Member from December 1990 to the present. He is the Chairman of Credicorp and has held this position since August 1995. He is also Chairman of ASCH, BCB, Grupo Crédito, BCP’s subsidiaries and Deputy Chairman of PPS. Additionally, he serves as a Director on the Board of Banco de Crédito e Inversiones Chile.

Luis Nicolini, an industrial banker by profession, served as Vice Chairman of Banco de Crédito del Perú from August 1995 to April 2008. He is also a Director on the Boards of Inversiones Centenario, Alicorp, PPS, and is Chairman of the textile company Fábrica de Tejidos La Bellota. He has also served as Vice Chairman of ASB. He is also Deputy Chairman and Director of BCB and BCP’s subsidiaries. In April 2008, the Board of Directors was informed of Mr. Nicolini’s decision to resign as a member of the Board. Mr. Raimundo Morales was appointed as Director and Vice Chairman of Credicorp in April 2008, to replace Mr. Luis Nicolini.

Raimundo Morales, is the Vice Chairman of Credicorp since April 2008. Prior to accepting his election to the Board of Directors of Credicorp, he served as the Chief Operating Officer of Credicorp and the General Manager of Banco de Crédito del Perú, having joined BCP in 1980. Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices. His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group. From 1987 to 1990 he was the General Manager of ASB in Miami. He rejoined BCP as General Manager in 1990. Mr. Morales received his Master’s degree in Finance from the Wharton School of Business in the United States.

Fernando Fort is a lawyer and Partner at the law firm of Fort Bertorini Godoy Pollari & Carcelen Abogados S.A. Mr. Fort has served as a Director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. He is a Director of Credicorp (since March 1999), ASB, BCB and BCP’s subsidiaries. Additionally, Mr. Fort serves as a Director on the Board of Inversiones Centenario and the Boards of various other companies.

Reynaldo Llosa is a business manager and served as a Director of Banco de Crédito del Perú’s from 1980 to October 1987 and from March 1990 to the present. He has been a Director of Credicorp since August 1995, Atlantic Security Bank, Banco de Crédito de Bolivia and BCP’s subsidiaries. Mr. Llosa is also the main partner and general manager of the company F.N. Jones S.R. Ltda., and serves as a Director on the Boards of various other companies.

Juan Carlos Verme is a businessman and has served as Director of Banco de Crédito del Perú since March 1990 and as a Director of Credicorp since August 1995. He is also Director, Banco de Crédito de Bolivia, Atlantic Security Bank and BCP’s subsidiaries. Mr. Verme is Chairman of Inversiones Centenario and also serves as a Director on the Boards of various other companies. He is a member of the Asamblea General de Asociados del Patronato del Museo de Arte de Lima and Vice President of Asociación Cultural Filarmonía.

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

Felipe Ortiz de Zevallos is an industrial engineer with a Master’s degree in Management Science from Rochester University and a Management Program degree from Harvard Business School. Mr. Ortiz de Zevallos became a Director of Credicorp on March 31, 2005. Mr. Ortiz de Zevallos serves as Director on the Boards of various other companies, among which are Grupo Apoyo (Chairman), Compañía de Minas Buenaventura S.A. and Universia. Felipe Ortiz de Zevallos is currently Peru’s Ambassador to the United States. Until he was appointed as Peru’s Ambassador to the United States, Mr. Zevallos served as the President of Universidad del Pacífico in Lima (elected for the period 2004-2009).

Germán Suárez is an economist, and received his Master’s degree in economics from Columbia University. Mr. Suárez became a Director of Credicorp on March 31, 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as Director on the Boards of various other companies, among which are Compañía de Minas Buenaventura S.A.

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

Name	Position	Years Served as an Officer(1)
Dionisio Romero	Chief Executive Officer	38(2)
Raimundo Morales	Chief Operating Officer (until April 2008)	28(3)
Walter Bayly	Chief Operating Officer (from April 2008) Chief Financial and Accounting Officer (until April 2008)	15
Carlos Muñoz	Executive Vice President (until April 2008)	27
Alvaro Correa	Chief Financial and Accounting Officer (from April 2008)	15(4)
José Luis Gagliardi	Senior Vice President, Administration and Human Resources	27(5)
David Saettone	Senior Vice President, Insurance	10

(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2007.
(2)	Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3)	Mr. Morales resigned as COO of Credicorp in October 2007 and was appointed Director and Vice Chairman of Credicorp in April 2008.
(4)	As of April 2008, Mr. Alvaro Correa is the Chief Financial and Accounting Officer.
(5)	Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

Dionisio Romero, the Chief Executive Officer of Credicorp, also serves on Credicorp’s Board of Directors. See “—Directors.”

Raimundo Morales, the former Chief Operating Officer of Credicorp and General Manager of Banco de Crédito del Perú. resigned as COO of Credicorp in October 2007 and was appointed Director and Vice president of Credicorp in April 2008. See “—Directors.”

Carlos Muñoz, the former Executive Vice President of Credicorp, Deputy General Manager of Banco de Crédito del Perú and President of ASB, resigned from BCP and Credicorp in October 2007 effective as of April 2008. He had previously served as Senior Vice President and Manager of BCP’s Metropolitan group and later managed the Retail Banking Group as an Executive Vice President. Previously, Mr. Muñoz held positions as an Investment Officer for the International Finance Corporation (World Bank Group) in Washington, D.C. and with the Philadelphia National Bank in Philadelphia, Paris and Buenos Aires, where his last position was Assistant Vice President and Regional Representative. From 1988 to 1990, Mr. Muñoz served as Executive Vice President of ASB. Mr. Muñoz received his Master’s degree in Finance from the Wharton School of Business in the United States.

Walter Bayly was named the Chief Operating Officer of Credicorp and General Manager of BCP in October 2007, effective April 2008. Since April 2004, he was the Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of Banco de Crédito del Perú. Previously, Mr. Bayly held various other management positions within BCP, having managed the Wholesale Banking Group as well as various Areas of BCP. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance and after ten years at Citibank in Lima, New York, México, and Caracas, where he worked primarily in the Corporate Finance and Loan Syndication groups. Mr. Bayly received a Bachelor degree in Business Administration from Universidad del Pacífico in Lima, Perú, and a Master’s degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

Alvaro Correa is the Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of Banco de Crédito del Perú. Mr. Correa was appointed CFO of Credicorp and Executive Vice President of Planning and Finance of Banco de Crédito del Perú in October 2007, effective April 2008. Mr. Correa has a B.S. in Industrial Engineering from the Pontificia Universidad Católica del Perú. He also holds a Master’s in Business Administration from Harvard Business School. In 1997, he joined BCP as Retail Risk Manager, serving later as IT Solution Manager under the Systems and Organization Division. He then served as General Manager of Atlantic Security Bank, Credicorp Securities and BCP’s Miami Agency for the last three years.

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

The aggregate amount of compensation paid by Credicorp to all Directors and executive officers for 2007 was US$46.8 million. Credicorp does not disclose to its shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

Pursuant to the Credicorp Stock Appreciation Rights (SARs) Plan (the “Plan”) which Credicorp instituted beginning in fiscal year 1999, Credicorp granted SARs to certain key executives and employees (Directors and administrative, supervisory and management personnel) who have at least one year’s service in Credicorp or any of its subsidiaries during each year since 1999. Each SAR expires eight years after the date of grant. The rights vest in 25% increments during the first four years following the date of grant. From the end of the fourth year after the grant of a SAR until the expiration date of it, all or a portion of such right still outstanding under the Plan may be exercised at any time. The following table shows the number of SARs granted and corresponding exercise price for each year.

Year	Number of Outstanding SARs granted	Exercise price in US$
2000	509,000	8.50
2001	555,000	5.30
2002	558,750	6.98
2003	562,500	8.17
2004	570,000	10.99
2005	585,000	16.00
2006	621,000	25.32
2007	689,500	48.50

In 2003, 2004, 2005 and 2006, prices of the SARs were modified. The exercise prices of the SARs are reduced by an amount equal to the excess over US$0.70 of total dividends paid per share in a given year. As of December 31, 2007, Options on 410,700 Common Shares had been exercised (948,925 as of December 31, 2006) for an approximate amount of US$18.8 million in 2007 (US$29.3 million in 2006). See Note 20 to the Credicorp Consolidated Financial Statements.

During 2006 and 2007, Credicorp signed a contract to acquire certificates indexed to the performance of Credicorp’s stocks as a means to hedging the SARs delivered to the executives of Credicorp. See Note 8 to the Credicorp Consolidated Financial Statements.

The following table sets forth the movement of the SARs for the periods indicated:

	2007			2006
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1st	1,858,350	1,301,928	38,761	2,201,275	1,658,932	22,813
Granted and vested	689,500	647,610	22,248	621,000	600,046	12,838
Exercised	(410,700)	(410,700)	(18,801)	(948,925)	(948,925)	(29,292)
Decrease	(2,500)	(1,719)	(88)	(15,000)	(8,125)	(232)
Increase in the option fair value	-	-	47,482	-	-	32,634

Balance as of December 31	2,134,650	1,537,119	89,602	1,858,350	1,301,928	38,761

The following table sets forth the number of SARs vested and the price of such SARs for the periods indicated:

Year of Insurance	Number of outstanding SARs as of December 31, 2007	Number of Vested SARs as of December 31		Exercise price
		2007	2006	2007	2006
				US$	US$
2000	49,750	49,750	68,750	8.50	8.80
2001	73,000	73,000	81,500	5.30	5.60
2002	92,500	92,500	117,500	6.98	7.28
2003	151,900	151,900	220,000	8.17	8.47
2004	237,700	237,700	317,984	10.99	11.29
2005	384,500	349,813	281,038	16.00	16.30
2006	497,050	310,800	215,156	25.32	25.62
2007	648,250	271,656	-	48.50	-
	2,134,650	1,537,119	1,301,928

(C)	Board Practices

The management of Credicorp is the responsibility of the Board of Directors, which, pursuant to the Bye-laws, is composed of eight persons. Directors need not be shareholders. Directors are elected and their remuneration is determined at Annual General Shareholders’ Meetings. Directors hold office for three-year terms. The date of expiration of the current Board is March 31, 2011. Credicorp’s current Directors have no benefits in addition to the remuneration agreed at the Annual General Shareholders’ Meetings, nor benefits that could be enjoyed at the termination of their service terms.

Pursuant to the Bye-laws, the number of Directors required to constitute a quorum is a majority of the Directors. A quorum must exist throughout any meeting of Directors. A Director can appoint another Director to act as his representative at a meeting of the Board of Directors. The Board of Directors may act by the unanimous written consent of all Directors.

The Audit Committee is responsible for assisting in the recommendation of independent auditors to be appointed at the Annual General Shareholders’ Meeting of Credicorp and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews Credicorp’s annual and quarterly financial statements before their presentation to regulatory bodies and maintains the integrity of the preparation of audits. Until March 2008, the members of the Audit Committee were Messrs. Yarur (Chairman), Nicolini, Llosa and Verme. In its session held on March 28, 2008 the Board of Directors elected the members of the new Audit Committee as follows: Mr. Germán Suarez as President and financial expert and Mr. Reynaldo Llosa. The Audit Committee has designated as advisors Mr. Benedicto Cigüeñas and Mr. Luis Nicolini.

Credicorp’s Audit Committee has also been assigned by the Board of Directors to oversee the internal audit departments at BCP and PPS. As permitted by SBS Resolution No. 1041-99, BCP’s internal audit department has responsibility over all financial activities of its subsidiaries.

In accordance with Section 303A.11 of the New York Stock Exchange (“NYSE”) Listed Company Manual, Credicorp has disclosed on its website (www.credicorpnet.com) the significant ways in which its corporate governance practices differ from those required of U.S. domestic companies under the NYSE’s corporate governance standards.

(D)	Employees

On December 31, 2007, Credicorp had 13,149 full time employees, distributed as set forth in the following table:

	At December 31,
	2005	2006	2007
	(Full-time employees)
BCP	7,568	8,243	9,593
PPS	1,099	1,159	1,665
ASHC	57	61	65
Prima AFP	457	1,729	1,464
Others	363	340	350

Total Credicorp	9,544	11,532	13,149

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

BCP was granted permission by the Peruvian Ministry of Labor to cancel the registration of BCP’s union in 1996 due to limited participation. As of December 31, 2007, no BCP employees belonged to a union. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

(E)	Share Ownership

As of December 31, 2007, Grupo Romero (represented by Mr. Dionisio Romero) owned 14.9 million (15.8%) of Credicorp’s Common Shares. As of December 31, 2007, Mr. Luis Yarur owned between one and five percent of the Common Shares and Mr. Reynaldo Llosa beneficially owned less than one percent of the Common Shares of Credicorp. No other director or executive officer of Credicorp beneficially owns more than one percent of the Common Shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	Major Shareholders

As of December 31, 2007, there were 94,382,317 Common Shares issued, of which 14,620,845 Common Shares were held by ASHC. Under Bermuda law, ASHC has the right to vote the Common Shares it owns. In order to restructure long term holdings, substantially all of the Common Shares held by BCP and PPS were transferred to ASHC in April 2004.

The table below provides details about the percentage of Common Shares owned by holders of 5% or more of Common Shares, of April 30, 2008.

Owner	Common Shares	Percent of Class(1)
Romero family(2)	14,930,289	15.82%
Atlantic Security Holding Corporation	14,620,845	15.49%
AFP Integra	5,901,429	6.25%
AFP Prima	5,842,328	6.19%

(1)	As a percentage of issued and outstanding shares (including shares held by ASHC).
(2)	Includes Common Shares directly or indirectly owned by Dionisio Romero and his family or companies owned or controlled by him. Mr. Romero is the Chairman and Chief Executive Officer of Credicorp.

Approximately 22.48% of the total issued and outstanding Common Shares of Credicorp are currently held in 2,750 individual accounts with Cavali, a Peruvian securities clearing company.

As of April 30, 2008, 79,761,475 Common Shares of Credicorp (excluding the 14,620,842 shares held by ASHC) were outstanding, of which approximately 48% were held in the United States. As of such date, there were 66 registered holders of Common Shares in the United States. Because certain of these Common Shares were held by brokers or other nominees and due to the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of holders of record or registered holders of the United States is not representative of the number of beneficial holders or of the residence of beneficial holders. Credicorp is not directly or indirectly controlled by another corporation or by any foreign government.

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

The consolidated financial statements of the Credicorp as of December 31, 2005, 2006 and 2007 include the transactions with related parties. For its 2005, 2006 and 2007 consolidated financial statements, Credicorp defines related parties as related companies, the Board of Directors, Credicorp’s key executives (defined as the management of Credicorp’s Holding) and enterprises that which are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows the main transactions with related companies as of December 31, 2005, 2006, and 2007.

	Related companies

	2005	2006	2007
	US$(000)	US$(000)	US$(000)

Direct loans	48,533	70,636	94,102
Investments available-for-sale	45,208	62,125	90,396
Deposits	21,305	25,074	31,689
Contingent credits	8,379	13,925	14,026
Interest income related to loans	1,991	2,097	2,288
Interest expense related to deposits	991	1,505	2,009
Investments available-for-sale cost	-	-	1,673
Derivatives at fair value	388	179	386
Other income	546	953	1,192

The loans, contingent operations and derivative contracts with related parties were made in the ordinary course of business and are made in accordance with the normal market terms available to other customers. Outstanding loans balances at the year-end are granted by collaterals given by the related part. The loans to related companies as of December 31, 2007 maturity dates ranging between January 2008 and September 2017 and an accrued annual interest average of 6.79% (as of December 31, 2006 had a maturity between January 2007 and August 2012 and an accrued annual interest average of 7.71%). As of December 31, 2007, the provision for doubtful debts due to related parties amounted to US$0.2 million (US$0.1 million as of December 31, 2006 and US$1.4 million as of December 31, 2005). This amount is established based on an assessment performed on a continuous basis in the financial position of the related party and the market where it operates.

As of December 31, 2005, 2006 and 2007, directors, officers and employees of Credicorp had been involved, directly and indirectly, in credit transactions with certain subsidiaries of Credicorp, as permitted by Peruvian Law Nº 26702, which regulates and limits certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2005, 2006 and 2007, direct loans to employees, directors and key management amounted to US$25.1 million, US$59.5 million and US$82.5 million, respectively, and are paid monthly during their loan and earn interest at similar market rates for these loans.

Credicorp does not grant directors or key personnel loans that are guaranteed with shares of Credicorp or other companies of Credicorp.

Credicorp’s executives compensation as of December 31, 2005, 2006 and 2007, was comprised of the following:

	2005	2006	2007
	US$(000)	US$(000)	US$(000)

Stock appreciation rights	7,284	23,206	27,113
Salaries	4,357	4,824	5,535
Director compensations	1,115	1,173	1,162
Other	2,185	6,962	12,947

Total	14,941	36,165	46,757

Credicorp’s key executives compensation comprises all the payments received by them, including the taxes assumed by Credicorp.

(C)	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

(A)	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”.

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

The following table shows cash and stock dividends paid by Credicorp in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share	Stock Dividends Per Share
1999	94,382,317	US$0.20	0.00
2000	94,382,317	US$0.10	0.00
2001	94,382,317	US$0.10	0.00
2002	94,382,317	US$0.40	0.00
2003	94,382,317	US$0.30	0.00
2004	94,382,317	US$0.40	0.00
2005	94,382,317	US$0.80	0.00
2006	94,382,317	US$1.10	0.00
2007	94,382,317	US$1.30	0.00

On February 27, 2008, the Board declared a cash dividend of US$1.50 per Common Share held at the close of business on April 16, 2008, which was distributed on May 7, 2008 and approved by the Annual General Meeting held on March 28, 2008.

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

	High	Low	Average Daily Volume
	U.S. Dollars
2003	13.38	9.35	41,931
2004	15.87	12.00	22,184
2005	28.81	14.41	82,338
2006	45.42	21.88	176,388
2007	76.81	38.04	279,602

2006
First quarter	28.99	21.88	145,969
Second quarter	29.21	24.81	178.809
Third quarter	41.17	28.13	206,243
Fourth quarter	45.42	38.42	154,515
2007
First quarter	51.68	38.80	283,922
Second quarter	61.95	47.92	277,383
Third quarter	66.39	55.50	303,425
Fourth quarter	76.81	65.14	244,437
2008
First quarter	78.69	68.63	356,633
Second quarter (through June 6)	85.27	73.56	348,050

Source : Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for the Common Shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	U.S. Dollars
2003	12.60	9.38	29,701
2004	15.70	12.08	21,564
2005	28.99	14.33	15,744
2006	45.58	38.27	16,950
2007	76.48	38.24	22,553

2006
First quarter	28.99	22.41	9,277
Second quarter	28.96	24.83	19,336
Third quarter	40.95	27.96	11,625
Fourth quarter	45.58	38.27	27,562
2007
First quarter	51.68	39.00	14,553
Second quarter	61.80	47.93	42,703
Third quarter	65.99	54.91	19,282
Fourth quarter	76.48	65.20	18,934
2008
First quarter	78.56	68.64	11,150
Second quarter (through June 6)	84.80	73.54	12,763

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the New York Stock Exchange.

	High	Low
	U.S. Dollars
2007
December	76.81	71.61

2008
January	78.69	68.63
February	74.21	69.42
March	73.67	69.87
April	80.36	73.56
May	83.46	80.49
June (through June 6)	85.27	83.11

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the Lima Stock Exchange.

	High	Low
	U.S. Dollars
2007
December	76.48	71.19
2008
January	78.56	68.64
February	74.52	69.13
March	73.98	70.12
April	80.90	77.50
May	83.20	80.25
June (through June 6)	84.80	84.00

Source: Bloomberg

On June 27, 2008, the last sale price of the Common Shares on the New York Stock Exchange was US$80.06 per share. On June 27, 2008, the closing price of the Common Shares on the Lima Stock Exchange was US$80.50.

(B)	Plan of Distribution

Not applicable.

(C)	Markets

The Lima Stock Exchange

(i) Trading

As of December 2007, there were 245 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange), Peru’s only securities exchange, which was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. Trading hours are Monday through Friday as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-1:30 p.m. (trading); and 1:30 p.m.-2:00 p.m. (after market sales). Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of transactions currently take place on the electronic system.

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

The Peruvian stock market capitalization increased, in U.S. Dollar terms, by 27.7% in 2003, 25.0% in 2004, 80.0% in 2005, 65.8% in 2006 and 80.3% in 2007. Volume in the Peruvian market is highly concentrated, with the 10 most actively traded companies representing approximately 50.05% of total traded value of equity securities during 2007. Total traded volume was US$2.3 billion in 2003, but increased to US$2.5 billion in 2004, US$3.6 billion in 2005, US$6.3 billion in 2006 and US$12.4 billion in 2007. Average daily traded volume was US$9.0 million in 2003, US$9.9 million in 2004, US$14.5 million in 2005, US$25.1 million in 2006 and US$49.6 million in 2007.

The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange (IGBVL)) increased, in U.S. Dollar terms, 76.3% in 2003, 60.5% in 2004, 24.6% in 2005 and, 186.9% in 2006 and 45.6% in 2007.

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

Pursuant to the Securities Market Law, a guarantee fund must be maintained by the Lima Stock Exchange and funded by its member firms. The actual contributions to be made by the 21 member firms of the Lima Stock Exchange are based on volume traded over the exchange. At present, the fund has approximately S/.25 million (US$8.79 million), which exceeds the target set by the regulations based on the exchange’s total traded volume. In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried outside the exchange in favor of CONASEV. The manner in which such guarantees are generally established is through stand-by letters of credit issued by local banks.

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

Although substantially all of the customers of BCP, ASHC and PPS are located in Peru, as of December 31, 2007, approximately 68% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio and 84.0% of PPS’s premiums were denominated in U.S. Dollars. A devaluation of the Nuevo Sol would therefore have the effect of increasing the cost to the borrower or insured of repaying these loans or making premium payments, in Nuevo Sol terms, which is the currency in which most of the customers of BCP, ASHC and PPS generate revenues. As a result, a devaluation could lead to increased nonperforming loans or unpaid premiums.

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

As an exempted company, Credicorp is liable to pay in Bermuda an annual government fee based upon its authorized share capital and the premium on its issued Common Shares, which amounted to the approximate equivalent of US$16,695 in 2007, remaining unchanged from the amount paid in 2005.

(F)	Dividends and Paying Agents

Not applicable.

(G)	Statement by Experts

Not applicable.

(H)	Documents on Display

The documents referred to in this Annual Report are available for inspection at the Registered Office of the Company.

(I)	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

By their nature, Credicorp’s activities principally involve the use of financial instruments, including derivatives. Credicorp accepts deposits from customers at both fixed and floating rates, for various periods, and seeks to earn above-average interest margins by investing these funds in high-quality assets. Credicorp seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates, while maintaining sufficient liquidity to meet all claims that might fall due.

Credicorp also seeks to raise its interest margins through lending to commercial and retail borrowers with a range of credit standing. Such exposures involve not just on-balance sheet loans and advances; but also guarantees and other commitments, such as letters of credit and performance.

In addition, Credicorp trades in financial instruments where it takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in equities, bonds, currency and interest rates.

In this sense, risk is inherent in Credicorp’s activities but is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This risk management process is critical to Credicorp’s continuing profitability and each individual within the group is accountable for the risk exposures relating to his or her responsibilities.

(a) Risk management structure

The Board of Directors of Credicorp and of each subsidiary is ultimately responsible for identifying and controlling risks. However, there are separate independent bodies in the major subsidiaries (BCP, PPS and ASH) responsible for managing and monitoring risks, as further explained below:

(i) Board of Directors

The Board of Directors of each major subsidiary is responsible for the overall risk management approach and responsible for the approval of the policies and strategies currently in place. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

(ii) Risk Management Committee

The Risk Management Committee of each major subsidiary is responsible for the strategy of mitigating risks as well as setting forth the overall principles, policies and limits for the different type of risks faced by Credicorp. The Committee is responsible for monitoring fundamental risk issues and manages and monitors relevant risk decisions.

(iii) Risk Management Department

The Risk Management Department of each major subsidiary is responsible for developing, implementing and improving, on a continuous basis, Credicorp’s risk management infrastructure, by adopting and incorporating global best practices and following proven policies.

(iv) Internal Audit

Risk management processes throughout Credicorp are monitored by the internal audit function, which examines both the adequacy of the procedures and the compliance therewith. Internal Audit discusses the results of all assessments with Management, and reports its findings and recommendations to Credicorp’s Audit Committee and to the Board of Directors.

(v) Treasury and Foreign Exchange Departments

The Treasury Department is responsible for managing Credicorp’s assets and liabilities as well as its overall financial structure. It is also responsible for the management of funding and liquidity risks as well as the investment, forward and spot portfolios, considering the associated liquidity, interest rate and exchange rate risks, and subject to the policies and effective limits as established by Credicorp.

(b) Risk measurement and reporting systems-

Credicorp’s risks are measured using a method which reflects the expected loss likely to arise under normal circumstances as well as unexpected losses, as an estimate of the ultimate actual loss based on statistical models. The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment. Credicorp also runs worse case scenarios that would arise in the event that extreme events, which are unlikely to occur, do, in fact, occur.

Monitoring and controlling risks are primarily performed based on limits established by Credicorp. These limits reflect the business strategy and market environment of Credicorp as well as the level of risk that Credicorp is willing to assume. In addition, Credicorp monitors and measures the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities.

Information compiled from all of Credicorp’s subsidiaries is examined and processed in order to analyze, control and identify early risks. This information is reported and explained to the Board of Directors, the Risk Management Committee, and all relevant members of Credicorp. The report includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, value at risk (VaR), liquidity ratios and risk profile changes. Senior management assesses the appropriateness of the allowance for credit losses on a quarterly basis.

(c) Risk mitigation

As part of its overall risk management, Credicorp uses derivatives and other instruments to manage exposures resulting from change in interest rates, foreign currencies, equity risk and credit risk.

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within Credicorp. The effectiveness of hedges is assessed by the Risk Management Department (based on economic considerations, rather than IFRS hedge accounting regulations). The effectiveness of all hedge relationships is monitored by the unit monthly. In situations of ineffectiveness, Credicorp will enter into a new hedge relationship to mitigate risk on a continuous basis.

Credicorp actively uses collateral to reduce its credit risks.

(d) Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, activities in the same geographic region, or have similar economic, political or other conditions. Concentrations indicate the relative sensitivity of Credicorp’s performance to developments affecting a particular industry or geographical location.

In order to avoid excessive concentrations of risk, Credicorp’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

Market Risk

Credicorp has specific risk management policies and procedures that structure and delineate exposures to credit risks, market risk, liquidity and, more recently, operational risks (see “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Management of Operational Risk”).

Credicorp takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products, all of which are exposed to general and specific market movements and changes in the level of price volatility, such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the group’s current activities, commodity price risk is not applicable.

Credicorp separates exposure to market risk into two groups: (i) those that arise from value fluctuation of trading portfolios due to movements of market rates or prices (Trading Book); and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of interest rates, prices and foreign exchange ratios (ALM Book).

Trading portfolios include liquid positions arising from market-making transactions where the group acts as principal. Non-trading portfolios consist of relatively illiquid positions, mainly banking assets and liabilities (deposits and loans) and non-trading investments (available-for-sale). Trading activities are primarily conducted by BCP, the group’s major subsidiary.

The risks that trading portfolios face are managed through VaR historical simulation techniques; while non-trading portfolios are managed using Asset Liability Management (ALM).

Trading Book

The trading book is made up of liquid investment instruments. The trading book is characterized by liquid positions in equities, bonds, foreign currencies, and derivatives. Certain limits have been set in order to control and monitor the risks undertaken. These risks arise from the size of the positions and/or from the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Risk Management Committees and top management. The major measurement technique used to measure and control market risk is Value at Risk (VaR).

Credicorp applies VaR to its trading portfolios to estimate its position’s market risk and the maximum potential losses, based upon a number of assumptions of changes in market conditions. The Risk Management Committee sets limits on the level of risk that may be assumed and reviews it on a daily basis.

VaR is a statistically-based estimate of the potential loss from adverse market movements on the current portfolio. It expresses the “maximum” amount that the group might lose, but only to a certain level of confidence (99%). There is therefore a specified statistical probability (1%) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 day-10 days). The time horizon used to calculate VaR is one day. However, the 1-day VaR is amplified to a 10-day time frame and calculated by multiplying the 1-day VaR by the square root of 10. Results are presented in the tables below. The assessment of past movements has been based on historical 1-year data. Credicorp applies these historical changes in rates directly to its current positions (a method known as historical simulation).

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

As of December 31, 2007, Credicorp’s VaR by type of asset is as follows:

US$(000)

Equity securities	5,211
Fixed Income	567
Derivatives	626
Consolidated VaR by type of asset	5,261

As of December 31, 2007, Credicorp’s VaR by risk type is as follows:

US$(000)

Foreign exchange risk	133
Interest rate risk	514
Equity risk	4,879
Consolidated VaR by risk type	5,261

ALM Book

The management of the risks associated with long-term and structural positions is called Asset and Liability Management (ALM). Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of the assets compared to its liabilities and hence to a reduction of its net worth.

(i) Interest risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair value of financial instruments. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Credicorp takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on both its fair value and cash flow risks. Interest margins may increase as a result of such changes but may also decrease in the event that unexpected movements arise. The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken, which is monitored daily by the Treasury Department.

Re-pricing gap

Gap analysis comprises aggregating re-pricing timeframes into buckets and checking whether each bucket nets to zero. Different bucketing schemes might be used. An interest rate gap is simply a positive or negative net re-pricing timeframe for one of the buckets.

The table below summarizes Credicorp’s exposure to interest rate risks. It includes Credicorp’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2007
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	2,331,637	31,074	48,172	42,045	19	620,918	3,073,865
Investments	567,613	680,272	1,974,368	837,269	842,317	377,797	5,279,636
Loans	2,078,657	2,294,056	1,499,311	2,051,629	115,847	-	8,039,500
Assets designated at fair value through profit and loss	-	-	50,561	-	-	162,592	213,153
Premiums and other policies receivables	-	-	-	-	-	85,495	85,495
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	116,141	116,141
Other assets	-	-	-	-	-	898,108	898,108

Total assets	4,977,907	3,005,402	3,572,412	2,930,943	958,183	2,261,051	17,705,898

Liabilities
Deposits and obligations	3,358,599	3,089,841	1,709,965	263,913	2,088	2,926,308	11,350,714
Financial liabilities designated at fair value through profit and loss	-	-	50,561	-	-	-	50,561
Due to banks and correspondents	484,560	437,345	303,506	198,357	21,296	8,197	1,453,261
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	21,914	21,914
Technical, insurance claims reserves and reserves for unearned premiums	1,626	4,878	14,634	95,017	305,039	394,333	815,527
Borrowed funds	-	870,404	-	-	-	-	870,404
Bonds and subordinated notes issued	101,521	34,520	54,546	176,924	328,147	6,640	702,298
Other liabilities	-	-	8,275	-	-	617,671	625,946
Equity	-	-	-	-	-	1,815,273	1,815,273

Total liabilities and equity	3,946,306	4,436,988	2,141,487	734,211	656,570	5,790,336	17,705,898

Off-Balance sheet items

Derivatives assets	1,746,686	724,850	719,635	349,552	116,269	-	3,656,992
Derivatives liabilities	967,415	617,771	801,599	806,626	463,581	-	3,656,992

	779,271	107,079	(81,964)	(457,074)	(347,312)	-	-

Marginal gap	1,810,872	(1,324,507)	1,348,961	1,739,658	(45,699)	(3,529,285)	-

Accumulated gap	1,810,872	486,365	1,835,326	3,574,984	3,529,285	-	-

Sensitivity to changes in interest rates

The following table presents the sensitivity to reasonable possible change in interest rates, with all other variables held constant, of the group’s consolidated income statement and consolidated statements of change in equity, before income tax.

The sensitivity of the consolidated income statement is the effect of the assumed changes in interest rates on the net interest income for one year before income tax, based on the floating rate non-trading financial assets and financial liabilities held as of December 31, 2007, including the effect of derivatives instruments. The sensitivity of equity is calculated by revaluing fixed rate available-for-sale financial assets, including the effect of any associated hedges, and swaps designated as cash flow hedges, as of December 31, 2007 for the effects of the assumed changes in interest rates:

Currency	Changes in basis points		Sensitivity of net income		Sensitivity of Equity
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	7,652	-/+	20,205
U.S. Dollar	+/-	75	+/-	11,479	-/+	30,307
U.S. Dollar	+/-	100	+/-	15,305	-/+	40,408
U.S. Dollar	+/-	150	+/-	22,957	-/+	60,613
Peruvian Currency	+/-	50	-/+	2,966	-/+	20,705
Peruvian Currency	+/-	75	-/+	4,448	-/+	31,056
Peruvian Currency	+/-	100	-/+	5,932	-/+	41,409
Peruvian Currency	+/-	150	-/+	8,897	-/+	62,114

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and Credicorp’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by management to mitigate the impact of this interest rate risk. In addition, Credicorp seeks proactively to change the interest rate risk profile in order to minimize losses and optimize net revenues. The projections above also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions as well, including that all positions run to maturity.

Available-for-sale equity securities and mutual funds are not considered as part of the investment securities for sensitivity calculation purposes. However, a 10% and 15% change in market prices is made to these price-sensitive securities and the expected unrealized gain or loss (equity), respectively, before income tax, as presented below:

Market price sensitivity	Changes in market prices		As of December 31, 2007
	%		US$(000)

Equity securities	+/-	10	+/-	32,088
Equity securities	+/-	15	+/-	48,132
Mutual funds	+/-	10	+/-	20,008
Mutual funds	+/-	15	+/-	30,013

(ii) Foreign exchange risk

Credicorp is exposed to foreign currency exchange rates on its financial position and cash flows. The Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily. Most assets and liabilities are denominated in U.S. Dollars.

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s subsidiaries are established. As of December 31, 2007, Credicorp’s assets and liabilities by currencies were as follows:

	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	2,644,858	311,828	117,179	3,073,865
Trading securities	38,647	11,463	885	50,995
Available-for-sale investments	1,934,672	3,129,351	164,618	5,228,641
Loans, net	5,555,864	2,450,297	33,339	8,039,500
Financial assets designated to fair value through profit and loss	213,153	-	-	213,153
Other assets	261,102	299,695	9,745	570,542
	10,648,296	6,202,634	325,766	17,176,696

Monetary liabilities -
Deposits and obligations	(7,173,362)	(3,892,138)	(285,214)	(11,350,714)
Due to bank and correspondents and borrowed funds	(2,071,882)	(248,362)	(3,421)	(2,323,665)
Financial liabilities designated at fair value through profits and loss	(50,561)	-	-	(50,561)
Bonds and subordinated notes issued	(329,567)	(372,731)	-	(702,298)
Other liabilities	(1,040,179)	(434,353)	11,144	(1,463,388)
	(10,665,551)	(4,947,584)	(277,491)	(15,890,626)

	(17,255)	1,255,050	48,275	1,286,070

Forwards position, net	331,117	(273,971)	(57,146)	-

Net monetary position	313,862	981,079	(8,871)	1,286,070

Credicorp manages foreign exchange risk by monitoring and controlling non-U.S. Dollar position values due to changes in exchange rates. Credicorp measures its performance in U.S. Dollars, so if the net foreign exchange position is positive, any depreciation of the U.S. Dollar would affect Credicorp’s consolidated balance sheet positively. The current position in foreign currency is comprised of exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies is comprised of assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk. Any appreciation/depreciation of foreign currency would affect the consolidated income statement.

Credicorp’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position), and any devaluation/revaluation of the foreign exchange position would affect the consolidated income statement. A currency mismatch would leave Credicorp’s consolidated balance sheet vulnerable to fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which Credicorp had significant exposure as of December 31, 2007 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax. A negative amount in the table reflects a potential net reduction in consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in currency rates	2007
	%	US$(000)

Devaluation -
Peruvian Currency	5	(51,636)
Peruvian Currency	10	(109,009)

Revaluation -
Peruvian Currency	5	46,718
Peruvian Currency	10	89,189

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(A)	Material Defaults

Credicorp and its subsidiaries have never defaulted on any of its debt or been forced to reschedule any of its obligations.

(B)	Dividend Arrearages and Delinquencies

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(A)	Disclosure Controls and Procedures

Credicorp’s management, with the participation of and under the supervision of Credicorp’s principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of Credicorp’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based on that evaluation, Credicorp’s management, its principal executive officer and its principal financial officer have concluded that Credicorp’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by Credicorp in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms.

(B)	Management’s Annual Report on Internal Control over Financial Reporting

The Board of Directors and management of Credicorp Ltd. and Subsidiaries (Credicorp) are responsible for establishing and maintaining adequate internal control over financial reporting. Credicorp’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the international Accounting Standards Board (IASB).

Credicorp’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and the receipts and expenditures of the company are being made only in accordance with authorizations of Credicorp management; and

•
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

Credicorp management assessed the effectiveness of Credicorp’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, Credicorp’s internal control over financial reporting was effective. Credicorp management also found no material weaknesses in Credicorp internal control over financial reporting and therefore no corrective actions were taken.

The effectiveness of Credicorp’s internal control over financial reporting as of December 31, 2007 has been audited by Medina, Zaldívar, Paredes & Asociados, (member firm of Ernst & Young Global), Credicorp’s independent registered public accounting firm, as stated in their report included herein, which expressed an unqualified opinion on the effectiveness of Credicorp’s internal control over financial reporting as of December 31, 2007.

By:	/s/ DIONISIO ROMERO	By:	/s/ ALAVARO CORREA
Name:	Dionisio Romero	Name:	Alvaro Correa
Title:	Chief Executive Officer	Title:	Chief Financial and Accounting Officer

June 11, 2008

(C) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited Credicorp Ltd. and Subsidiaries's (hereinafter "Credicorp") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Credicorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Credicorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Credicorp Ltd and its Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2007 and notes thereto; and our report dated June 11, 2008, expresses an unqualified opinion thereon.

Lima, Peru,
June 11, 2008

Countersigned by:

_________________
Juan Paredes
C.P.C. Register Nº 22220

(D)  Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to Credicorp’s internal controls over financial reporting that have materially affected, or are likely to materially affect, internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In its session held on March 28, 2008, Credicorp’s Board of Directors elected Mr. Germán Suárez and Mr. Reynaldo Llosa as members of the Audit Committee and determined that Mr. Germán Suárez is the Audit Committee Financial Expert, as that term is defined in the instructions to Item 16A of Form 20-F. Credicorp Board of Directors also determined that Mr. Suárez is “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual. Mr. Suárez is an economist, and received his Masters degree in economics from Columbia University. Mr. Suárez became a Director of Credicorp on March 31, 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as director on the board of directors of various other companies, among which are Compañía de Minas Buenaventura S.A.

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

The following table sets forth for each of the years indicated, the fees paid to Credicorp’s independent auditor Medina, Zaldívar, Paredes & Asociados, members of Ernst & Young Global, for the audit of Credicorp’s financial statements for the years ended December 31, 2005, 2006 and 2007, respectively. The Audit Committee recommends the appointment of the independent auditor every fiscal year, and the auditor is appointed at the Annual General Shareholders’ Meeting.

	Years ended December 31,
	2005	2006	2007
	(U.S. Dollars in thousands)

Audit	US$1,293	US$1,779	2,264
Audit – Related	—	61	—
Tax	21	15	28
All Other	557	29	32

Total	US$1,871	US$1,884	US$2,323

Audit fees correspond to audit services performed (i) in the review of Credicorp’s consolidated financial statements, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) to comply with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include expenses related to the audit work and comfort letters in connection with the issuance of long term debt. In 2007, Credicorp’s independent auditors performed tasks related to the delivery of a comfort letter in connection with the issuance of long term debt and subordinated debt by BCP. All fees were approved by the Audit Committee.

Audit-related fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include; assistance in the understanding of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters previously agreed with Credicorp management; and special audit reviews of internal control procedures. There were no audit-related fees during 2007.

Tax fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and consisted principally of tax compliance and advisory services approved by the Audit Committee.

All other fees include mainly expenses related to training courses for the Accounting department of BCP and BCB in Bolivia prepared by the independent auditors.

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

Credicorp Consolidated Financial Statements and the report of the independent public accounting firm in connection therewith are filed as part of this Annual Report on Form 20-F, as noted below:

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

CREDICORP LTD.

By:	/s/ ALVARO CORREA
Name:	Alvaro Correa
Title:	Chief Financial and Accounting Officer

Dated:	June 30, 2008

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2007 and 2006

Content

Report of Independent Registered Public Accounting Firm

Consolidated financial statements

Consolidated balance sheets
Consolidated income statements
Consolidated statements of changes in equity
Consolidated cash flows statements
Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report of Independent Registered Public Accounting Firm (continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of Credicorp Ltd and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Frame work issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2008, expresses an unqualified opinion thereon.

Countersigned by:

_________________
Juan Paredes
C.P.C. Register Nº 22220
Lima, Peru,
June 11, 2008

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets
As of December 31, 2007 and 2006

	Note	2007	2006
		US$(000)	US$(000)

Assets
Cash and due from banks:	4
Non-interest bearing		620,918	474,859
Interest bearing		2,452,947	2,258,671
		3,073,865	2,733,530

Investments:
Trading securities	5	50,995	45,136
Investments available-for-sale	6	5,228,641	3,450,711
		5,279,636	3,495,847

Loans, net:	7
Loans, net of unearned income		8,250,819	5,927,101
Allowance for loan losses		(211,319)	(190,278)
		8,039,500	5,736,823

Financial assets designated at fair value through profit or loss	8	213,153	53,116
Premiums and other policies receivable	9	85,495	61,279
Accounts receivable from re-insurers and co-insurers	9	116,141	35,181
Property, furniture and equipment, net	10	274,935	255,478
Due from customers on acceptances		35,901	45,129
Assets seized, net	11	19,615	29,427
Intangible assets and goodwill, net	12	227,272	215,647
Other assets	13	340,385	220,072

Total assets		17,705,898	12,881,529

The accompanying notes are an integral part of these consolidated balance sheets.

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets
As of December 31, 2007 and 2006

	Note	2007	2006
		US$(000)	US$(000)

Liabilities and Equity
Deposits and obligations:	14
Non-interest bearing		2,926,308	1,989,564
Interest bearing		8,424,406	6,849,427
		11,350,714	8,838,991

Financial liabilities designated at fair value through profit or loss	8	50,561	-
Due to banks and correspondents	15	1,453,261	570,989
Bankers’ acceptances outstanding		35,901	45,129
Accounts payable to re-insurers and co-insurers	9	21,914	25,134
Technical, insurance claims reserves and reserves for unearned premiums	16	815,527	628,221
Borrowed funds	15	870,404	370,612
Bonds and subordinated notes issued	17	702,298	512,572
Other liabilities	13	590,045	356,113
Total liabilities		15,890,625	11,347,761

Equity	18
Capital and reserves attributable to Credicorp’s equity holders:
Capital stock		471,912	471,912
Treasury stock		(73,107)	(73,107)
Capital surplus		140,693	140,693
Reserves		587,218	479,902
Other reserves		179,550	147,409
Retained earnings		369,743	230,013
		1,676,009	1,396,822

Minority interest		139,264	136,946
Total equity		1,815,273	1,533,768

Total liabilities and equity		17,705,898	12,881,529

The accompanying notes are an integral part of these consolidated balance sheets.

Credicorp Ltd. and Subsidiaries

Consolidated income statements
For the years ended December 31, 2007, 2006 and 2005

	Note	2007	2006	2005
		US$(000)	US$(000)	US$(000)

Interest and dividend income	22	1,065,974	782,002	612,432
Interest expense	22	(432,000)	(283,478)	(173,159)
Net interest and dividend income		633,974	498,524	439,273

Provision for loan losses	7(d)	(28,439)	4,243	6,356
Net interest and dividend income after provision for loan losses		605,535	502,767	445,629

Other income
Banking services commissions	23	324,761	243,778	206,163
Net gain on foreign exchange transactions		61,778	41,638	29,286
Net gain on sales of securities		41,359	27,281	8,965
Net gain on financial assets and liabilities designated at fair value through profit and loss	8(b)	65,088	3,521	-
Other	26	24,934	22,676	21,571
Total other income		517,920	338,894	265,985

Insurance premiums and claims
Net premiums earned	24	297,272	251,261	218,955
Net claims incurred for property and casualty insurance contracts	25	(67,689)	(46,587)	(42,569)
Net claims incurred for life and health insurance contracts	25	(170,911)	(139,935)	(132,931)
Total premiums earned less claims		58,672	64,739	43,455

Consolidated income statements (continued)

	Note	2007	2006	2005
		US$(000)	US$(000)	US$(000)

Other expenses
Salaries and employees benefits		(409,037)	(303,332)	(236,347)
Administrative expenses		(206,966)	(172,304)	(138,294)
Depreciation and amortization	10(a) and 12(a)	(51,013)	(50,317)	(38,728)
Provision for assets seized	11(b)	(3,057)	(6,387)	(16,959)
Merger expenses		-	(5,706)	-
Other	26	(71,999)	(52,718)	(46,745)
Total other expenses		(742,072)	(590,764)	(477,073)

Income before translation result and income tax		440,055	315,636	277,996

Translation result		34,627	15,216	(9,597)
Income tax	19(b)	(102,287)	(83,587)	(73,546)
Net income		372,395	247,265	194,853

Attributable to:
Equityholders of Credicorp Ltd.		350,735	230,013	181,885
Minority interest		21,660	17,252	12,968
		372,395	247,265	194,853

Basic and diluted earnings per share for net income attributable to equity holders of Credicorp Ltd. (in United States dollars)	27	4.40	2.88	2.28

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2007, 2006 and 2005

	Attributable to the equity holders of Credicorp
	Number of shares issued, note 27	Capital stock	Treasury stock	Capital surplus	Reserves	Other reserves	Retained earnings	Total	Minority interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1st, 2005	94,382	471,912	(73,107)	140,693	269,527	76,131	180,041	1,065,197	85,253	1,150,450
Changes in equity for 2005 -
Net unrealized gain from investments available-for-sale, note 6(c) and 18(c)	-	-	-	-	-	7,121	-	7,121	4,764	11,885
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss, note 6(c) and 18(c)	-	-	-	-	-	(1,572)	-	(1,572)	(165)	(1,737)
Net gain on cash flow hedge, note 18(c) and note 21(d)	-	-	-	-	-	1,622	-	1,622	-	1,622
Income for the year recognized directly in equity	-	-	-	-	-	7,171	-	7,171	4,599	11,770
Net income	-	-	-	-	-	-	181,885	181,885	12,968	194,853
Total recognized income for the period	-	-	-	-	-	7,171	181,885	189,056	17,567	206,623
Cash dividends, note 18(d)	-	-	-	-	-	-	(63,810)	(63,810)	-	(63,810)
Dividends of subsidiaries and other	-	-	-	-	-	-	(3)	(3)	(1,305)	(1,308)
Balances as of December 31, 2005 carried forward	94,382	471,912	(73,107)	140,693	269,527	83,302	298,113	1,190,440	101,515	1,291,955
Changes in equity for 2006 -
Net unrealized gain from investments available-for-sale, note 6(c) and 18(c)	-	-	-	-	-	69,411	-	69,411	20,728	90,139
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss, note 6(c) and 18(c)	-	-	-	-	-	(6,620)	-	(6,620)	(379)	(6,999)
Net gain on cash flow hedge, note 18(c) and 21(d)	-	-	-	-	-	1,316	-	1,316	-	1,316
Income for the year recognized directly in equity	-	-	-	-	-	64,107	-	64,107	20,349	84,456
Net income	-	-	-	-	-	-	230,013	230,013	17,252	247,265

Total recognized income for the period	-	-	-	-	-	64,107	230,013	294,120	37,601	331,721
Transfer of retained earnings to reserves, note 18(c)	-	-	-	-	210,375	-	(210,375)	-	-	-

Consolidated statements of changes in equity (continue)

	Attributable to the equity holders of Credicorp
	Number of shares issued, note 27	Capital stock	Treasury stock	Capital surplus	Reserves	Other reserves	Retained earnings	Total	Minority interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cash dividends, note 18(d)	-	-	-	-	-	-	(87,738)	(87,738)	-	(87,738)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	(2,170)	(2,170)
Balances as of December 31, 2006 carried forward	94,382	471,912	(73,107)	140,693	479,902	147,409	230,013	1,396,822	136,946	1,533,768

Changes in equity for 2007-
Net unrealized gain from investments available-for-sale, note 6(c) and 18(c)	-	-	-	-	-	85,129	-	85,129	(426)	84,703
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss and impairment, note 6(c) and 18(c)	-	-	-	-	-	(12,617)	-	(12,617)	-	(12,617)
Net loss on cash flow hedge, note 18(c) and 21(d)	-	-	-	-	-	(40,371)	-	(40,371)	-	(40,371)
Income for the year recognized directly in equity	-	-	-	-	-	32,141	-	32,141	(426)	31,715
Net income	-	-	-	-	-	-	350,735	350,735	21,660	372,395
Total recognized income for the period	-	-	-	-	-	32,141	350,735	382,876	21,234	404,110
Transfers of retained earnings to reserves, note 18(c)	-	-	-	-	107,316	-	(107,316)	-	-	-
Cash dividends, note 18(d)	-	-	-	-	-	-	(103,690)	(103,690)	-	(103,690)
Dividends of subsidiaries and other	-	-	-	-	-	-	1	1	(18,916)	(18,915)
Balances as of December 31, 2007	94,382	471,912	(73,107)	140,693	587,218	179,550	369,743	1,676,009	139,264	1,815,273

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated cash flows statements
For the years ended December 2007, 2006 and 2005

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Net income	372,395	247,265	194,853
Add (deduct)
Provision (recoveries) for loan losses	28,439	(4,243)	(6,356)
Depreciation and amortization	51,013	50,317	38,728
Provision for assets seized	3,057	6,387	16,959
Provision for sundry risks, note 26	8,096	6,461	5,567
Deferred income tax, note 19(b)	(14,921)	(4,786)	(11,502)
Net gain on sales of securities available-for-sale	(41,359)	(27,281)	(8,965)
Net gain on financial assets and liabilities designated at fair value through profit and loss	(65,088)	(3,521)	-
Gain on sales of property, furniture and equipment	(42)	(169)	(1,875)
Translation result	(34,627)	(15,216)	9,597
Purchase (sale) of trading securities, net	(5,859)	15,649	22,843
Purchase of loan portfolio, note 2(b)	-	-	(353,769)
Changes in assets and liabilities:
(Increase) decrease in loans, net	(2,172,418)	(871,970)	90,521
Increase in other assets	(404,175)	(100,570)	(15,062)
Increase in deposits and obligations, net	2,269,568	1,632,960	648,648
Increase (decrease) in due to banks and correspondents, net	875,447	(455,381)	540,824
Increase in other liabilities, net	470,963	114,717	149,920
Net cash provided by operating activities	1,340,489	590,619	1,320,931

Cash flows from investing activities
Acquisition of subsidiaries net of cash received, note 2(a)	-	(140,085)	-
Disposal of subsidiaries, net of cash disposed, note 2(c)	-	-	17,977
Net purchase of investments available-for-sale	(1,541,621)	(433,702)	(712,879)
Purchase of property, furniture and equipment	(53,901)	(43,973)	(48,769)
Sales of property, furniture and equipment	951	7,546	19,448
Net cash used in investing activities	(1,594,571)	(610,214)	(724,223)

Consolidated cash flow statements (continued)

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Cash flows from financing activities

Issuance of bonds and subordinated debt	256,014	167,247	74,985
Redemption of bonds and subordinated debt	(75,728)	(91,925)	(57,469)
Increase in borrowed funds	499,792	90,612	348,500
Payments of borrowed funds	-	-	(68,500)
Cash dividends	(103,690)	(87,738)	(63,810)
Net cash provided by (used in) financing activities	576,388	78,196	233,706
Translation gain (loss) on cash and cash equivalents	18,029	14,114	(15,060)

Net increase in cash and cash equivalents	340,335	72,715	815,354

Cash and cash equivalents at the beginning of the year	2,733,530	2,660,815	1,845,461

Cash and cash equivalents at the end of the year	3,073,865	2,733,530	2,660,815

Supplementary cash flows information:
Cash paid during the year for -
Interest	415,157	265,838	171,495
Income tax	86,754	96,284	47,760
Cash received during the year for -
Interest	1,106,972	810,266	628,508

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2007 and 2006

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

Credicorp is listed in both Lima and the New York Stock Exchanges.

The consolidated financial statements as of and for the year ended December 31, 2006 have been approved in the General Shareholders’ Meeting of March 30, 2007. The accompanying consolidated financial statements as of and for the year ended December 31, 2007, have been approved by the Board of Directors Meeting of February 27, 2008 and by the General Shareholders’ Meeting of March 28, 2008, without modifications.

2.	Business developments
During 2007, 2006 and 2005, the Group acquired subsidiaries recorded as business combinations, according to the guidelines of IFRS 3, and sold subsidiary. The descriptions of such transactions are described below:

(a)	Acquisition of AFP Unión Vida S.A.-
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

The acquisition of AFP Unión Vida S.A. was recorded using the purchase method, as required by IFRS 3, Business Combinations. The assets and liabilities were recorded at their estimated market values at the acquisition date, including the identified intangible assets acquired. The book value and the fair values for the identified assets and liabilities of the entity at acquisition date were as follows:

Notes to the consolidated financial statements (continued)

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

The intangible assets recognized correspond mainly to “client relationships” and it has an assigned useful life of 20 years. Management of the Group has valued these intangible assets using the method of “Multiple Excess Earnings Method”. The goodwill generated is attributed to the high profitability of the acquired business and the significant synergies that are expected to be obtained after the acquisition of AFP Unión Vida by the Group, note 12(b).

In January 2007, the final purchase price determination was completed with the result of the arbitration proceeding between both parties. As result the Group received a reimbursement of approximately US$4.5 million, which has been record as a reduction of the goodwill.

The acquired business (AFP Unión Vida S.A.) has contributed gross revenues to the Group of approximately US$8.0 million and a net loss of approximately US$0.4 million for the period between the acquisition date (August 24, 2006) and December 31, 2006. If this acquisition had been completed at January 1, 2006 and 2005, respectively, the gross revenues (pro-forma) of the Group would have been increased by US$27.5 and US$49.9 million, respectively, the net income attributable to Credicorp’s shareholders (pro-forma) would have been increased by approximately US$2.7 and US$15.6 million, respectively, and the net earning per share (pro-forma), basic and diluted attributable to Credicorp’s shareholders would have been increased by US$0.04 and US$0.20, respectively. This information is presented solely for comparison purposes and it does not mean to be an indicator of the results that would have been produced in the case the acquisition had occurred at the beginning of the period or be an indicator of future possible consolidated results.

Notes to the consolidated financial statements (continued)

As of December 31, 2007, the number of participants in the funds managed by Prima is 1,023,482 (997,963 as December of 31, 2006) and the fair value of the funds under its administration amounts to approximately US$6,405.1 million (US$4,163.4 million as December of 31, 2006).

(b)	Acquisition of the loan portfolio of Bank Boston N.A. Peru Subsidiary -
On January 2005, the BCP and the Bank of America, principal shareholders of United States Fleet Boston agreed to sell the loans portfolio of the Bank Boston N.A. Peruvian branch and the loan portfolio of Peruvians in United States Fleet Boston N.A. The Group recorded this transaction at the acquisition cost. BCP paid in cash approximately US$353.8 million for the loan portfolio, which comprised commercial loans, mortgage and leasing operations. The acquisition date of the portfolio was January 24, 2005.

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
Significant accounting principles used in the preparation of Credicorp’s consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of presentation and use of estimates -
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale investments, derivative financial instruments and financial assets and financial liabilities designated at fair value through profit or loss, that have been measured at fair value. The consolidated financial statements are presented in United States dollar (U.S. Dollar or US$), and all values are rounded to the nearest US$ thousand, except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for loan losses, the measurement of financial instruments, the technical reserves for claims and premiums, the provision for assets seized and the valuation of derivatives. The accounting criteria used for each of these items are described somewhere in this note.

Notes to the consolidated financial statements (continued)

The accounting policies adopted are consistent with those of the previous year, except that the Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1st, 2007. The adoption of the new and revised standards did not have a significant effect in the consolidated financial statements of Credicorp and, as result, it has not been necessary to amend the comparative figures. In summary:

-
IFRS 7, “Financial instruments: Disclosures”, and the complementary amendment to IAS 1, “Presentation of financial statements - Capital disclosures”, introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the group’s financial instruments, or any effect on the net income and the equity of Credicorp and its Subsidiaries. The significant new disclosures required by IFRS 7 have been included in notes 30 and 31; the new disclosures of IAS 1 have been included in note 31.

-
IFRIC 8, “Scope of IFRS 2”, requires IFRS 2 to be applied to any arrangements in which the entity cannot identify specifically some or all of the goods received, in particular where equity instruments are issued for consideration which appears to be less than fair value. Due to the fact that Credicorp does not have this type of transactions, this standard does not have any impact on the Group’s financial statements.

-
IFRIC 9 “Reassessment of Embedded Derivatives”, states that the date to assess the existence of an embedded derivative is the date that an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group has designated its embedded derivatives as “Financial assets and liabilities at fair value through profit and lost”, the interpretation had no impact on the financial position or performance of the Group.

-
IFRIC 10, “Interim financial reporting and impairment”, prohibits the impairment losses recognized in an interim period for goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent interim or annual balance sheet date. This standard does not have any impact on the Group’s financial statements.

(b)	Consolidation -
Subsidiaries:
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

Notes to the consolidated financial statements (continued)

Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group and the IFRS.

The Group uses the purchase method of accounting to record the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets and intangible assets acquired is recorded as goodwill. If the acquisition cost is lower than the fair value of the net asset of the acquired subsidiary, the difference is recognized directly in the consolidated income statement.

Assets in custody or managed by the Group, the investment funds and the pension funds managed by the Group, are not part of the consolidated financial statement of the Group, note 3(z).

The net equity and the net income attributable to the minority interest are shown separately on the consolidated balance sheets and consolidated income statements.

Notes to the consolidated financial statements (continued)

Associates:
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

Minority interest:
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

Notes to the consolidated financial statements (continued)

The companies that comprise the Group as of December 31, 2007 and 2006, with an indication of the percentage owned directly and indirectly by Credicorp as of those dates, as well as other relevant information, based on the financial statements in accordance with IFRS and before the eliminations for consolidation, except for the elimination of Credicorp´s treasury shares and the related dividends, are as follows:

Entity	Percentage of participation		Assets		Liabilities		Equity		Net income (loss)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	%	%	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú and Subsidiaries (i)	97.33	97.24	15,171,338	10,802,737	14,038,774	9,838,881	1,132,564	963,856	331,652	247,756
Atlantic Security Holding Corporation and Subsidiaries (ii)	100.00	100.00	1,738,697	1,320,535	1,401,237	1,200,170	337,460	120,365	20,537	15,402
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (iii)	75.74	75.72	1,197,943	1,002,358	932,765	712,430	265,178	289,928	21,979	59,087
Grupo Crédito S.A. and Subsidiaries (iv)	100.00	100.00	389,577	314,540	125,089	115,702	264,488	198,838	7,662	(12,380)
CCR Inc. (v)	99.99	99.99	879,997	382,930	917,655	380,000	(37,658)	2,930	(4)	121
Credicorp Securities Inc. (vi)	99.99	99.99	2,047	1,503	215	18	1,832	1,485	347	487

(i)
Banco de Crédito (BCP) is a universal bank, incorporated in Peru in 1889, authorized to engage in banking activities by the Superintendence of Banking, Insurance and AFP (SBS), the Peruvian banking, insurance and AFP authority. During 2007 and 2006, Credicorp acquired equivalent to 0.09 percent and 0.25 percent of BCP shares, respectively, owned by minority interest. See (iii) below.

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

Notes to the consolidated financial statements (continued)

(iii)
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) is a Peruvian corporation, whose main activity is the issuance and administration of insurance for property and casualty and related activities, and also provides insurance for life, health and personal accidents. Its main subsidiaries are El Pacífico Vida Compañía de Seguros y Reaseguros S.A. and Pacífico S.A. Entidad Prestadora de Salud (EPS), in which maintain a share of 61.99 percent and 100.00 percent, respectively. On November 2006, PPS sold to Credicorp 1.02 percent of BCP shares that maintained to that date, generating a goodwill for the purchase of the corresponding percentage of minority interest (0.25 percent) amounted to approximately US$7.2 million, note 12(b).

(iv)
Grupo Crédito S.A. is a company incorporated in Peru on February 1987, whose main activity is to invest in listed and not listed securities in Peru. Since 2005, Group Crédito incorporated Prima AFP, a new subsidiary engaged in fund management activities. On August, 2006, Prima AFP acquired 99.97 percent of the representative capital shares of AFP Unión Vida S.A., which was merged on December 2006, note 2(a). As of December 31, 2007, Prima AFP total assets amount approximately US$246.4 million, liabilities for US$116.8 million and a net gain of US$3.0 million (US$233.9 million, US$115.4 million and US$20.7 million, respectively, as of December 31, 2006). Additionally, the Company owns 100.00 percent of the shares of Soluciones en Procesamiento S.A. (Servicorp), an entity specialized in collection services.

(v)
CCR Inc., is a special purposes entity incorporated in Bahamas in 2001, whose main activity is to manage the loans granted to BCP from foreign financial entities, note 15(b). These loans are collateralized by transactions realized by the Bank. As of December 31, 2007, the negative equity is generated by the unrealized losses of the cash flow hedge derivatives, as it is explained in note 18(c) y 21(d).

(vi)
Credicorp Securities Inc., an entity incorporated in the United States of America on January 2003, whose main activity is to be engaged in brokerage activities in the securities market, directed principally to retail customers in Latin America.

(c)	Foreign currency translation -
Functional and presentation currency:
The Group considers that its functional and presentation currency to be the United States Dollar (U.S. Dollar or US$), because it reflects the economic substance of the underlying events and the circumstances relevant to the Group; insofar as its main operations and/or transactions in the different countries where the Group operates such as, loans granted, financing obtained, sale of insurance premiums, interest income and expenses, an important percentage of salaries and purchases, are established and settled in U.S. Dollars. All resulting translation differences are recognized in the consolidated income statement.

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

-
Income and expenses, except for those related to non-monetary assets which are translated at the free market exchange rate at the date of the transaction, are translated monthly at the average exchange rate.

All resulting translation differences are recognized in the consolidated income statement.

(d)	Income and expense recognition from banking activities -
Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and dividend income” and “Interest expense” in the consolidated income statement using the effective interest rate, which is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. Interest rates are determined based on negotiations with clients.

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

Fees and commission income are recognized on an accrual basis when earned. Contingent credit fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any direct incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

All other revenues and expenses are recognized on an accrual basis as earned or incurred.
(e)	Recognition of income and expenses of insurance activities -
The premiums related to life insurance policies and others, of both long and short duration, are recognized as income when they accrue. A reserve for unearned premiums is recorded for the unexpired portion of the premiums.

Notes to the consolidated financial statements (continued)

The claims reserves are constituted under different methodologies depending on the type of reserve, line of business, type of product and type of coverage.

In the case of life insurance, the claims reserves are calculated taking into account an estimation of the mortality (for life insurance), survival (life annuities, death and disability pension system insurance and complementary Insurance for work risk - a type of life insurance for certain types of higher risk occupations) or incidence (personal injury) and the interest established when the product was designed. The reserves are calculated as the present value of the probable cash flows for pension payments, using mortality tables for the policyholders, beneficiaries and disabled who are covered at the consolidated balance sheet date as well as interest rates determined based on the performance of the corresponding portfolio of investments. In the case of individual life insurance, the reserves are determined according to the mortality tables adjusted in variable percentages according to the product characteristics, as well as the established interest and the type of investment involved according to the type of product.

The reserves corresponding to the universal life insurance policies form part of the technical life insurance reserves. The additional benefits granted to the policyholders originating from this type of policy are shown in the footnote net premiums earned for life and health insurance contract, note 24, which include the surplus and interest accrued during the period which are credited to the balance of the policyholder.

The insurance claims are recorded when the event occurs. The incurred but non-reported claims (IBNR) are estimated and included in the provision (liabilities). The reserves for IBNR at December 31, 2007 and 2006 have been estimated considering generally accepted actuarial methods, which take into consideration the statistical analysis of the recorded loss history, the use of projection methods and when appropriate, qualitative factors used to reflect the effect of the present conditions or trends that affect historical data. Management believes that the estimated reserve is sufficient to cover liability for IBNR occurred at December 31, 2007 and 2006.

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

Notes to the consolidated financial statements (continued)

The costs for acquiring the policies (commissions) that are variable and that are primarily related to the acquisition and renewal of insurance contracts (universal life) are deferred and amortized during the period of the policy (Deferred Acquisition Costs or “DAC”). The recoverability of these deferred acquisition costs are reviewed annually.

Based on the periodic reviews of the client portfolio, Management determines the provision for bad debt related to premiums and quotas receivable.

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises. When the recoverable amounts is less than the carrying value an impairment loss is recognized in the income statement. DAC is also considered in the liability adequacy test for each reporting period.

(f)	Financial Instruments: Initial recognition and subsequent measurement -
Purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recorded on the trade date, i.e. the date that the Group commits to purchase or sell the asset. Derivatives are recognized on a trade date basis.

The classification of financial instruments at initial recognition depends on the purpose for which the financial instruments were acquired and their characteristics. All financial instruments are measured initially at their fair value plus, in the case of financial assets and financial liabilities not at fair value through profit or loss, any directly attributable incremental costs of acquisition or issue.

The Group classifies its financial instruments in the following categories as defined by IAS 39: financial assets and liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments and other liabilities. Management determinates the classification of its investments at initial recognition.

(i)	Financial assets and financial liabilities at fair value through profit or loss:
This category has two sub-categories: financial assets held for trading and financial assets and liabilities designated at fair value through profit or loss at inception. A financial asset is classified as held for trading if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives are also categorized as held for trading unless they are designated as hedging instruments. Financial assets and financial liabilities are designated at fair value through profit or loss when the following criteria are met:

-
The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

-
The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

-
The financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Notes to the consolidated financial statements (continued)

Financial assets and financial liabilities at fair value through profit or loss are recorded in the consolidated balance sheet at fair value. Changes in fair value are recorded in the consolidated income statement in the caption “Net gain on financial assets and liabilities designated at fair value through profit and loss”. Interest earned or incurred is accrued in the consolidated income statement in the captions “Interest and dividend income” or “Interest expense”, respectively, according to the terms of the contract. Dividend income is recorded when the right to the payment has been established.

(ii)	Loans and receivables:
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than: those that the entity intend to sell immediately or in the short term, those that the entity upon initial recognition designates as available for sale; or those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration.

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate. The losses arising from impairment are recognized in the consolidated income statement in the caption “Provision for loan losses”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.
An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loan. The allowance for loan losses is established based in the internal risk classification and taking into consideration the guarantees and collaterals obtained by the Group, note 3(i) and 31.1.

(iii)	Available-for-sale financial investments:
Available-for-sale financial investments are those which are designated as such (to be held for an indefinite period, which may be sold in response to liquidity needs or changes in the interest rates, exchange rates or equity price); or do not qualify to be classified as designated at fair value through profit or loss, held-to-maturity or loans and receivables. They include equity instruments, investments in mutual funds and money market and other debt instruments.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value. Unrealized gains and losses are recognized directly in equity in the “Other reserves”, net of its corresponding tax and minority interest. When the security is disposed of, the cumulative gain or loss previously recognized in equity is recognized in the consolidated income statement in the caption “Net gain on sales of securities”. Where the Group holds more than one investment in the same security they are deemed to be disposed using the average cost basis. Interest and dividends earned whilst holding available-for-sale financial investments are recognized in the consolidated income statement in the caption “Interest and dividend income”. Interest earned is reported as interest income using the effective interest rate and dividends earned are recognized when the right of the payment has been established.

Notes to the consolidated financial statements (continued)

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

The losses arising from impairment of such investments are recognized in the consolidated income statement and removed from the “Other reserves”. The Group determines that an available-for-sale investment is impaired when there has been a significant or prolonged decline in the fair value below its cost; as explained in more detail in note 3(i) below.

(iv)	Other financial liabilities:
After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

See the carrying amounts of the financial assets and liabilities shown in the consolidated balance sheets by the aforementioned categories in note 30.

(g)	Derecognition of financial assets and financial liabilities -
Financial assets:
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and (iii) either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Notes to the consolidated financial statements (continued)

Financial liabilities:
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

(h)	Offsetting financial instruments -
Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

(i)	Impairment of financial assets -
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. The criteria used for each category of financial assets are as follows:

(i)	Loans and receivables:
For loans and receivables that are carried at amortized cost, the Group first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to the provision for loan losses.

Notes to the consolidated financial statements (continued)

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of the Group’s internal credit grading system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors.

Future cash flows on a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale financial investments:
For available-for-sale financial investments, the Group assesses at each consolidated balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement) is removed from equity and recognized in the consolidated income statement. Impairment losses on equity investments are not reversed through the consolidated income statement; increases in their fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of “Interest and dividend income”. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

Notes to the consolidated financial statements (continued)

(iii)	Renegotiated loans:
Where possible, the Group seeks to refinance or restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. Once the terms have been renegotiated, the loan is no longer considered past due. Management continuously reviews refinanced and restructured loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

(j)	Leases -
Operating leases:
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

Finance leases:
The Group grants finance leases; therefore, it recognizes the present value of the lease payments as an asset. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

(k)	Property, furniture and equipment -
Land and buildings comprise mainly branches and offices. All property, furniture and equipment are stated at historical acquisition cost less depreciation and impairment, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquisition of the items. Maintenance and repair costs are charged to the consolidated statement of income, and significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow for the asset.

Land is not depreciated. Depreciation of other assets in this caption is calculated using the straight-line method over their estimated useful lives, as follows:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Computer hardware	4
Vehicles and equipment	5

Notes to the consolidated financial statements (continued)

The asset’s residual value, the useful life and the selected depreciation method are periodically reviewed to ensure that the method and period of depreciation chosen are consistent with the economic benefits and life expectations for use of property, furniture and equipment items.

(l)	Assets seized -
Assets seized are recorded at the lower of cost or the estimated market value obtained from valuations made by independent appraisals.

Changes in market values are recorded in the consolidated income statements.

Notes to the consolidated financial statements (continued)

(m)	Intangible assets -
Comprise internal development and acquired software licenses used by the Group. The software licenses acquired by the Group are measured on initial recognition at cost. These intangible assets are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Additionally, it includes other intangible assets identified as a consequence of the acquisition AFP Unión Vida, note 2(a), mainly the client relationships. Such intangibles are recognized on the consolidated balance sheet at their fair values determine on the acquisition date and are amortized using the straight line method over their estimated useful life of 20 years for “client relationships” and 5 years for the other identified intangible assets.

(n)	Goodwill -
Goodwill represents the excess of the cost of acquisition of a subsidiary over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment to assess whether the carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount. Goodwill is allocated to cash-generating units for impairment testing purposes.

In accordance with IFRS 3, since January 1st, 2005, the Group has ceased the amortization of goodwill.

(o)	Impairment of non-financial assets -
The Group assesses at each reporting date or more frequently if events or changes in circumstances indicate that the carrying value may be impaired, whether there is an indication that a non-financial asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. Impairment losses relating to goodwill cannot be reversed for subsequent increases in its recoverable amount in future periods.

Notes to the consolidated financial statements (continued)

(p)	Due from customers on acceptances -
Due from customers on acceptances corresponds to accounts receivable from customers for importation and exportation transactions, whose obligations have been accepted by the banks. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(q)	Financial guarantees -
In the ordinary course of business, the Group gives financial guarantees, consisting of letters of credit, guarantees and acceptances. Financial guarantees are initially recognized in the consolidated financial statements at fair value, in “Other liabilities”, being the premium received. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amortized premium and the best estimate of expenditure required to settle any financial obligation arising as a result of the guarantee.

Any increase in the liability relating to financial guarantees is taken to the income statement. The premium received is recognized in the income statement in the caption “Banking services commissions” on a straight line basis over the life of the guarantee.

(r)	Defined contribution pension plan -
The Group only operates a defined contribution pension plan. The contribution payable to a defined contribution plan is in proportion to the services rendered to the Group by the employees and is recorded as an expense in the caption “Salaries and employees benefits” of the income statement. Unpaid contributions are recorded as a liability.

(s)	Provisions -
Provisions for legal claims are recognized when the Group has a present (legal) or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. The amount recorded as a provision is equal to the present value of future payments expected to be needed to settle the obligation.

(t)	Contingencies -
Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes unless the possibility of an outflow of resources is remote.

(u)	Income tax and workers’ profit sharing -
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

Notes to the consolidated financial statements(continued)

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

(v)	Earnings per share -
Basic and diluted earnings per share are calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock. For the years ending December 31, 2007, 2006 and 2005 Credicorp has no financial instruments with dilutive effects. Therefore, basic and diluted earnings per share are the same for all years presented.

(w)	Stock appreciation rights -
The Group has granted supplementary profit sharing participation to certain executives and employees who have at least one year of service in Credicorp or any of its subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp’s shares. Such SARs options are granted at the market price of the shares of Credicorp on the date of the grant and are exercisable at that price, allowing the worker to obtain a gain from the difference between the fixed exercise price of the share at the date of execution and the fixed exercise price, note 20.

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

Notes to the consolidated financial statements (continued)

(x)	Derivative financial instruments -
Trading:
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

Hedge:
The Group makes use of derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

At inception of the hedge relationship, the Group formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship.

Also at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. Hedges are formally assessed each quarter. A hedge is regarded as highly effective if the changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated are expected to offset in a range of 80 percent to 125 percent.
As of December 31, 2007, the Group has only interest rate swaps and a cross currency interest rate swap derivatives that qualify for hedge purposes, note 21(d), classified as cash flow hedge and fair value hedge, respectively (only an interest rate swap derivative classified as a cash flow hedge as of December 31, 2006). The effective portion of changes in the fair value of these derivatives is recognized in equity and profit and loss, respectively, the gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statements. Amounts accumulated in equity for the cash flow hedges are recycled to the income statement in the periods in which the hedged item affects profit or loss.

For designated and qualifying cash flow hedges, the effective portion of the gain or loss on the hedging instrument is initially recognized directly in equity in “Other reserves”. The ineffective portion of the gain or loss on the hedging instrument is recognized “immediately in the consolidated income statement in the caption “Interest and dividend income”. When the hedged cash flow affects the consolidated income statement, the gain or loss on the hedging instrument is recycled in the corresponding income or expense line of the consolidated income statement.

For designated and qualifying fair value hedge, the change in the fair value of a hedging derivative is recognized in the consolidated income statement in the caption “Interest and dividend income”. Meanwhile, the change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement in the caption “Interest and dividend income”. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated.

Notes to the consolidated financial statements (continued)

Embedded derivates:
Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated income statement unless the Group chooses to designate the hybrid contracts at fair value through profit and loss.

The Group has certificates indexed to its shares price that will be settled in cash and credit linked notes obtained to provide financial instruments in the same basis to its clients. These instruments have been classified at inception by the Group as a “financial instrument at fair value though profit or loss”, note 8.

(y)	Segment reporting -
The Group considers business segment as a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environment, note 28.

(z)	Fiduciary activities, management of investment and pension funds -
The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, note 31.8.

The commissions generated for these activities are included on the caption “Other income” in the consolidated income statements.

Notes to the consolidated financial statements (continued)

(aa)	Sale and repurchase agreements -
Securities sold subject to repurchase agreements (‘Repos’) are presented as pledged assets when the transfer has the right to sell or repledge the collateral; the counterparty liability is included in the caption “Due to banks and correspondents”, or “Deposits and obligations”, as appropriate, in the consolidated balance sheets.

The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

(ab)	Operations with reinsurers and coinsurers -
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

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when objective evidence exists that the Group may not recover outstanding amounts under the terms of the contract and when the impact on the amounts that the Group will receive from the reinsurer can be measured reliably. The impairment loss is recorded in the consolidated income statement. Gains or losses on buying reinsurance are recognized in the consolidated income statement immediately at the date of purchase.

The reinsurance and coinsurance include quota share of the excess of loss and facultative types of contracts. The amounts recoverable from the reinsurers and coinsurers are estimated in a manner consistent with the liabilities of the related claims and are presented as a component of reinsured and coinsured assets.

The Group also assumes reinsurance risk in the normal course of business for life insurance and non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as income and expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the associated reinsurance contract.

Notes to the consolidated financial statements (continued)

The accounts payable to reinsurers and coinsurers are based on the evaluation of the assumed risk, which is determined by PPS (reinsurance) and also includes the policyholder’s consent; and are based on contracts or notes of coverage with the reinsurer and/or clauses of ceded coinsurance.

Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

(ac)	Cash and cash equivalents -
For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances of cash and balances with central banks, overnight deposits and amounts due from banks with original maturities of three months or less.

(ad)	Reclassifications -
When it is necessary, the comparative figures have been reclassified to conform to the current year presentation. The main reclassifications to the report as of December 31, 2006 and for the two years ended December 31, 2006 are the following:

Reclassifications in the consolidated Balance Sheet:

(i)
As of December 31, 2006, the “Financial assets designated at fair value through profit or loss” were shown as part of the caption “Other assets” on the consolidated balance sheet. As of December 31, 2007, these concepts are shown separately for a better presentation in accordance with the accounting policies in force.

(ii)
As of December 31, 2006, the “Financial liabilities designated at fair value through profit or loss” were shown as part of the caption “Other liabilities” on the consolidated balance sheet. As of December 31, 2007, these concepts are shown separately for a better presentation in accordance with the accounting policies in force.

Reclassifications in the consolidated Income statements:

(i)
As of December 31, 2006, the “Net gain on financial assets and liabilities designated at fair value through profit and loss” amounted to US$3.5 million was shown as part of the caption “Other income”; as of December 31, 2007, this concept is shown separately in the consolidated Income statements.

(ii)
As of December 31, 2006, the “Interest and dividend Income” and the “Interest expense” were shown in detail on the face of consolidated Income statement. As of December 31, 2007, the details of these concepts are shown as part of the note 22 of the consolidated Income statement.

Management considers that these reclassifications result in a better presentation of the Group activities.

Notes to the consolidated financial statements (continued)

(ae)	Recently issued International Financial Reporting Standards but not yet effective -

The Group has decided not adopted the following standards and interpretations that have been issued but not have been effective as December 31, 2007:

-	IFRS 8, “Operating Segments”, effective for accounting periods beginning on or after January 1, 2009.

-	IAS 23 (Amendment), “Borrowing costs”, effective for annual periods beginning on or after January 1, 2009.

-	IFRIC 11, “IFRS 2 - Group Treasury Share Transactions”, effective for annual periods beginning on or after March 1, 2007.

-	IFRIC 12, “Service concession arrangements”, effective for annual periods beginning on or after January 1, 2008.

-	IFRIC 13, “Customer loyalty programmes”, effective for annual periods beginning on or after July 1, 2008.

-
IFRS 3 (revised) “Business Combination and Consolidation” and IAS 27 (revised) “Separated Financial Statements Consolidation”, effective modifications for periods on or after July 1, 2009. This Standard establishes that its application is not retroactive, therefore, it will not have effect on the 2007 financial statements for the Group.

-
IFRS 2, “Share-based payments - Vesting conditions and cancellations”, effective for financial years beginning on or after January 1, 2009. The Standard restricts the definition of “vesting condition” to a condition that includes an explicit or implicit requirement to provide services.

-
IAS 1 (revised) “Presentation of financial statements”, effective for financial years beginning on or after January 1, 2009. The Standard separates owner and non owner-changes in equity. In addition, the Standard introduces the statement of comprehensive income.

-	IAS 32 (Amendment) and IAS 1 “Puttable Financial Instruments” (Amendment), effective for annual periods on or after January 1, 2009.

The Group does not expect significant implications of these standards its financial statements.

4.	Cash and due from banks
(a)	This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

Cash and clearing	548,298	470,584
Deposits in Peruvian Central Bank - BCRP	1,798,581	1,405,853
Deposits in banks	720,992	853,203
	3,067,871	2,729,640
Accrued interest	5,994	3,890

Total	3,073,865	2,733,530

Notes to the consolidated financial statements (continued)

(b)
As of December 31, 2007 and 2006, cash and due from banks balances include approximately US$1,191.2 and US$1,675.1 million, respectively, mainly from Banco de Crédito del Perú (BCP), which represent the legal reserve that the Peruvian banks must maintain for its obligations with the public. These funds are deposited in the vaults of the Bank and in the BCRP, and are within the limits established by prevailing legislation. In addition, as of December 31, 2007 the cash and due from banks caption includes US$1,000 million, corresponds to overnight operations deposited in the BCRP, this operation earned interest at a an effective rate of 4.45 percent and had a 2 days maturity (approximately US$70.0 million and S/120.0 million, equivalent to US$37.5 million, interest at an annual nominal rate of 4.97 percent and an effective rate of 3.75 percent, respectively, and 4 days maturity as of December 31, 2006).

The reserve funds maintained with BCRP are not interest-bearing, except for the part of the mandatory reserve in foreign currency that exceeds the minimum legal reserve. As of December 31, 2007, this excess amounts to approximately US$1,222.5 million and bear interest in U.S. Dollars at an average annual interest rate of 3.5 percent (approximately US$1,068.9 million and earn interest in U.S. Dollars at an annual average rate of 2.67 percent as of December 31, 2006).

In January and February 2008, the BCRP modified the procedures and calculation basis for the legal reserve, as well as the interest rate that accrues the reserve in Peruvian currency and foreign currency that exceeds the minimum legal reserve. These modifications must be applied as from the legal reserve period correspondent to January and February 2008, respectively. In Management’s opinion these modifications will not have a significant impact on its operations.

5.	Trading securities
(a)	This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

Shares -
Listed equity securities	24,947	34,692

Bonds and similar instruments -
Sovereign bonds - Republic of Peru (b)	18,806	-
Peruvian treasury bonds (b)	2,119	-

Notes to the consolidated financial statements (continued)

	2007	2006
	US$(000)	US$(000)

Corporate and leasing bonds	1,711	2,260
Bank certificates	1,400	1,726
Other	1,476	6,456
	25,512	10,442

	50,459	45,134
Accrued interest	536	2

Total	50,995	45,136

(b)
The Sovereign bonds are issued in Peruvian currency by the Peruvian Goverment. As of December 31, 2007, these bonds accrue interest at annual rates that range between 5.96 and 6.44 percent and have maturities between February 2009 and August 2026.

The Peruvian treasury bonds are Global bonds issued in foreign currency by the Peruvian Government. As of December 31, 2007, these bonds accrue interest at an annual rate of 6.17 percent and have maturities between May 2008 and May 2018.

Notes to the consolidated financial statements (continued)

6.	Investments available-for-sale

(a)	This item is made up as follows:

2007	2006
Unrealized gross amount	Unrealized gross amount

	2007				2006
		Unrealized gross amount				Unrealized gross amount
	Amortized cost	Gains	Losses (b)	Estimated market value	Amortized cost	Gains	Losses (b)	Estimated market value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Fixed maturity -
BCRP certificates of deposit (d)	2,410,062	224	(3,281)	2,407,005	1,276,503	1,143	(33)	1,277,613
Corporate, leasing and subordinated bonds (e)	1,052,039	17,625	(9,472)	1,060,192	845,644	15,769	(3,179)	858,234
Government treasury bonds (f)	670,717	59,316	(403)	729,630	476,036	59,564	(1,620)	533,980
Participation in mutual funds	186,311	12,209	(113)	198,407	86,422	9,920	(104)	96,238
Central Banks of Bolivia certificates of deposit	121,706	38	(96)	121,648	27,833	189	(1)	28,021
US Government - Sponsored Enterprises (f)	86,337	2,337	(427)	88,247	153,867	1,661	(1,299)	154,229
Restricted mutual funds (g)	47,347	18,255	-	65,602	43,152	6,085	-	49,237
Participation in RAL’s funds (h)	56,641	-	-	56,641	51,204	-	-	51,204
Negotiable certificates of deposit	53,236	1,850	(1)	55,085	47,225	1,104	-	48,329
Bonds from international financial institutions (i)	45,136	143	-	45,279	64,578	89	(24)	64,643
Commercial papers	15,585	27	(9)	15,603	15,712	35	(6)	15,741
Other	21,860	1,348	(21)	23,187	26,930	2,015	(150)	28,795
	4,766,977	113,372	(13,823)	4,866,526	3,115,106	97,574	(6,416)	3,206,264
Shares -
Listed securities (j)	107,332	167,578	(1,701)	273,209	78,649	112,025	(235)	190,439
Non-listed securities	19,568	28,343	(3)	47,908	17,837	7,964	(57)	25,744
	126,900	195,921	(1,704)	321,117	96,486	119,989	(292)	216,183
	4,893,877	309,293	(15,527)	5,187,643	3,211,592	217,563	(6,708)	3,422,447
Accrued interest				40,998				28,264
Total				5,228,641				3,450,711

Notes to the consolidated financial statements (continued)

(b)
The Group has determined that the unrealized losses as of December 31, 2007 and 2006, arise from the variation of the interest rates and not from changes in the risk classification of the investments. Moreover, the Group has decided and has the capacity to maintain these investments until the recovery of their fair value which can occur at their maturity; therefore, the Group has concluded that no impairment exists on the value of these investments.

The fair value and the gross unrealized losses of available-for-sale investments that are not considered as a permanent loss, classified by the date of such losses, are as follows:

	2007
Available-for-sale investments	Up to 12 months		More than 1 year		Total
	Estimate fair value	Gross unrealized loss	Estimate fair value	Gross unrealized loss	Estimate fair value	Gross unrealized loss
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Fixed maturity	2,044,311	9,513	140,237	4,310	2,184,548	13,823
Shares	16,670	1,704	-	-	16,670	1,704

Total	2,060,981	11,217	140,237	4,310	2,201,218	15,527

	2006
Available-for-sale investments	Up to 12 months		More than 1 year		Total
	Estimate fair value	Gross unrealized loss	Estimate fair value	Gross unrealized loss	Estimate fair value	Gross unrealized loss
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Fixed maturity	571,882	3,686	214,692	2,730	786,574	6,416
Shares	1,957	29	853	263	2,810	292

Total	573,839	3,715	215,545	2,993	789,384	6,708

Notes to the consolidated financial statements (continued)

(c)
The movement of “Other reserves” in equity includes mainly the net change in the realized and unrealized gains and losses, net of deferred taxes and minority interest, and the provision for impairment. This caption is as follows:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Net unrealized gains, net of taxes and minority interest, note 18(c)	85,129	69,411	7,121
Net realized gains, net of taxes and minority interest, note 18(c)	17,634	6,620	1,572
Impairment on investments, note 18(c)	(5,017)	-	-

(d)
BCRP certificates of deposit are discounted Peruvian currency instruments with maturities due within one year. These certificates have been acquired in public auctions. Annual interest rates in Peruvian currency range between 4.93 and 6.01 percent as of December 31, 2007 (between 4.53 and 5.78 annual percent as of December 31, 2006) with maturities between January 2008 and April 2010 (between January 2007 and December 2009, of December 31, 2006). As of December 31, 2007 and 2006, the Group has entered into BCRP - Repo transactions in Peruvian currency with its clients using these securities, for approximately US$242.8 and US$167.7 million, respectively. As of December 31, 2007, these operations earn an effective annual interest rate range between 5.04 and 6.00 percent and with maturities between January 2008 and December 2009 (annual interest rate range between 4.08 and 5.26 percent and with maturities between January 2007 and June 2007 as of December 31, 2006).

(e)
As of December 31, 2007, comprise corporate bonds by US$1,053.7 million, leasing bonds by US$4.3 million and subordinated bonds by US$2.2 million (US$849.9, US$3.9 and US$4.4 million, respectively, as of December 31, 2006), with maturities between January 2008 and November 2066 (between January 2007 and May 2049 as of December 31, 2006). These bonds accrue interests at annual effective rates that range between 2.79 and 6.87 percent for the bonds denominated in Peruvian currency (between 3.36 and 7.71 percent as of December 31, 2006), and between 3.13 and 15.63 percent for the bonds denominated in U.S. Dollars (between 2.88 and 11.00 percent as of December 31, 2006).

(f)
Includes principally debt instruments for US$88.2, US$616.1, US$85.4 and US$11.1 million issued by US Government - Sponsored Enterprises, the Peruvian Government, the Colombian Government and the Government of El Salvador, respectively, as of December 31, 2007 (US$154.2, US$425.1, US$72.0 and US$14.0 million issued by US Government - Sponsored Enterprises, the Peruvian Government, the Colombian Government and the Government of El Salvador, respectively, as of December 31, 2006). Their maturities are between January 2008 and August 2046 (between February 2007 and August 2038 as of December 31, 2006) at annual interest rates that range between 3.28 and 9.13 percent (between 2.38 and 11.75 percent as of December 31, 2006).

Notes to the consolidated financial statements (continued)

As of December 31, 2007, the Group has entered into Repo transactions in U.S. Dollars with its clients using Peruvian Treasury bonds and Colombian Government bonds for approximately US$38.9 million and US$59.3 million, respectively (approximately US$19.8 million using Peruvian Treasury bonds, as of December, 31 of 2006). Such transactions have maturities between October 2008 and December 2008 (between January 2007 and September 2007, as of December 31, of 2006) and accrue interest at annual rates that ranges between 5.35 and 6.00 percent (between 5.40 and 8.00 percent as of December, 31 of 2006).

(g)
The restricted mutual funds comprise participation quotas on the pension funds managed by the Group as required by the legal standards of Peru and they have a restricted disposal. The profitability obtained is the same as the obtained for the funds managed. The amount as of December 31, 2006, approximately US$32.3 million comes from the purchase of AFP Unión Vida S.A. as mentioned in note 2(a).

(h)
The participation quotas in the Fund “Requirement of Cash Assets” (RAL for its Spanish denomination), stated in Bolivian pesos, comprises investments made by the Group in the Central Bank of Bolivia as collateral for the deposits maintained with the public. Such fund has restrictions for its use and it is required for all the banks established in Bolivia. The fund accrues interest at an average annual rate of 5.42 and 5.61 as of December 31, 2007 and 2006, respectively.

(i)
Comprise mainly of US$32.8 and US$10.0 million of debt instruments issued by Corporación Andina de Fomento - CAF and by The World Bank, respectively (mainly of US$55.1 and US$9.5 million issued by Corporación Andina de Fomento - CAF and by The World Bank, respectively, as of December 31, 2006). Such bonds have maturities between April 2008 and November 2011 (between January 2007 and July 2009 as of December 31, 2006). Annual interest rates are between 3.81 and 6.31 percent (between 5.32 and 5.92 percent as of December 31, 2006).

As of December 31, 2006, the Group had Repo transactions in U.S. Dollars with its clients using these securities for approximately US$40.1 million. These transactions earned interests at effective rates between 5.32 and 5.92 percent and with maturity in January 2007.

(j)
As December 31, 2007, the unrealized gains on trade shares comes principally from the shares of Banco de Crédito e Inversiones de Chile - BCI Chile, Inversiones Centenario S.A. and Alicorp S.A.A., which amounted to US$61.3, US$31.2 and US$29.0, respectively (amounted to US$60.2, US$6.2 and US$26.9 million, respectively, as of December 31, 2006).

Notes to the consolidated financial statements (continued)

(k)	The amortized cost and market value of the investments available-for-sale classified by maturity are as follows:

	2007		2006
	Amortized cost	Market value	Amortized cost	Market value
	US$(000)	US$(000)	US$(000)	US$(000)

Up to 3 months	798,053	828,839	766,650	781,657
From 3 months to 1 year	1,961,129	1,959,497	866,811	868,452
From 1 to 3 years	922,822	925,330	458,796	460,967
From 3 to 5 years	170,413	175,532	222,215	228,805
Over 5 years	914,560	977,328	800,634	866,383
Without maturity (shares)	126,900	321,117	96,486	216,183

Total	4,893,877	5,187,643	3,211,592	3,422,447

7.	Loans, net
(a)	This caption is made up as follows:

	2007	2006
	US$(000)	US$(000)

Direct loans -
Loans	5,842,934	4,224,102
Leasing receivables	1,118,301	675,804
Credit card receivables	677,182	438,628
Discount notes	325,047	256,534
Advances and overdrafts	127,486	84,262
Factoring receivables	109,928	89,171
Refinanced and restructured loans	88,451	126,006
Past due and under legal collection loans	61,488	76,770
	8,350,817	5,971,277
Add (less) -
Accrued interest	66,974	49,740
Unearned interest	(166,972)	(93,916)
Allowance for loan losses (d)	(211,319)	(190,278)

Total direct loans, net	8,039,500	5,736,823

Indirect loans, note 21(a)	1,564,525	1,455,376

Notes to the consolidated financial statements (continued)

(b)	Loans by class as of December 31, 2007 and 2006, are as follows:

	2007	2006
	US$(000)	US$(000)

Commercial loans	6,222,178	4,465,837
Residential mortgage loans	1,253,835	981,273
Consumer loans	874,804	524,167

Total	8,350,817	5,971,277

(c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

(d)	The movement in the allowance for loan losses (direct and indirect credits) is shown below:

	2007
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	183,374	9,253	17,959	210,586
Provision (recoveries)	(5,591)	4,884	29,146	28,439
Recoveries of written-off loans	26,016	2,587	5,481	34,084
Loan portfolio written-off	(22,079)	(2,395)	(22,792)	(47,266)
Translation result	2,864	125	868	3,857

Ending balances (*)	184,584	14,454	30,662	229,700

	2006
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	196,059	8,528	14,049	218,636
Provision (recoveries)	(19,118)	1,202	13,673	(4,243)
Recoveries of written-off loans	31,546	1,064	11,674	44,284
Loan portfolio written-off	(25,971)	(2,447)	(21,441)	(49,859)
Translation result	858	906	4	1,768

Ending balances (*)	183,374	9,253	17,959	210,586

Notes to the consolidated financial statements (continued)

	2005
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	243,799	10,604	17,470	271,873
Provision (recoveries)	(24,812)	284	18,172	(6,356)
Recoveries of written-off loans	30,497	737	3,798	35,032
Allowance disposal related to the sale of Banco Tequendama, note 2(c)	(8,871)	-	(153)	(9,024)
Loan portfolio written-off	(43,651)	(3,094)	(24,660)	(71,405)
Translation result	(903)	(3)	(578)	(1,484)

Ending balances (*)	196,059	8,528	14,049	218,636

(*)
The movement in the allowance for loan losses includes the allowance for direct and indirect credits for approximately US$211.3 and US$18.4 million, respectively, as of December 31, 2007 (approximately US$190.3 and US$20.3 million; and US$197.5 and US$21.1 million, as of December 31, 2006 and 2005, respectively). The allowance for indirect loan losses is included in the “Other liabilities” caption of the consolidated balance sheet, note 13(a).

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2007, 2006 and 2005 has been established in accordance with IAS 39 and it is sufficient to cover the losses on the loans portfolio, note 3(i).

(e)
Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, credit instruments, financial instruments, industrial pledges and mercantile pledges.

(f)	Interest on past due loans and loans in legal collection are recognized when collected.
The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount approximately US$15.0, US$28.1 and US$25.8 million as of December 31, 2007, 2006 and 2005, respectively.

Notes to the consolidated financial statements (continued)

(g)	As of December 31, 2007 and 2006, the direct gross loan portfolio classified by maturity, based in the remaining period to the repayment date is as follows:

	2007	2006
	US$(000)	US$(000)

Outstanding loans -
Up to 1 year	4,980,021	3,774,711
From 1 to 3 years	1,443,070	797,458
From 3 to 5 years	666,670	464,718
Over 5 years	1,199,568	857,620

Past due loans -
Up to 4 months	20,825	20,655
Over 4 months	20,122	21,613
Under legal collection loans	20,541	34,502

Total	8,350,817	5,971,277

8.	Financial assets and financial liabilities designated at fair value through profit and loss
(a)	This item is made up as follows:

	Assets		Liabilities
	2007	2006	2007	2006
	US$(000)	US$(000)	US$(000)	US$(000)

Indexed certificates Citigroup (b)	162,592	53,116	-	-
Credit linked notes (c)	50,561	-	50,561	-

	213,153	53,116	50,561	-

(b)
In July 2006, BCP signed a contract with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited and Citigroup Capital Market Inc., with the purpose of implementing an economic hedge to offset the volatility generated by the liabilities and related expenses that result from the stock appreciation rights (SARs) of Credicorp, note 20. Likewise, in March 2007, the Bank signed an additional contract with similar conditions of the contract signed in July 2006.

Notes to the consolidated financial statements (continued)

These transactions consist of the purchase of up to 2,100,000 certificates indexed to the performance of the shares of Credicorp Ltd. (BAP), in the form of “warrants”, issued by Citigroup, which are equivalent to the same number of shares of Credicorp Ltd.. These certificates will be settled in cash only. At maturity, these certificates will pay a US$ amount equal to the final settlement price minus the strike price (US$ 0.0000001) plus the accrued dividend adjustment amount, minus the annual fee amount multiplied by the number of warrants underlying the certificate. The final settlement price is equivalent to the daily volume-weighted average of the per share price for the underlying equity on each business day, on which the Citigroup or an affiliate of the Citigroup effects any transactions with respect to the underlying equity in order to unwind its position established and maintained to hedge its price and market risk with respect to the certificate issued.

This program has a maturity of 5 years but can be settled at anytime before its maturity, partially or totally. As of December 31, 2007 and 2006, the Group has acquired 2,097,414 and 1,297,414 certificates, respectively, at a total cost of US$94.9 and US$49.7 million, respectively (US$45.3 and US$38.3 per certificate on average, respectively). As of December 31, 2007 and 2006, the estimate market value amounted to US$162.6 million and US$53.1 million, respectively (US$77.5 and US$41.0 per certificate on average, as of December 31, 2007 and 2006, respectively). The difference between the cost and the estimated market value of approximately US$65.1 and US$3.5 million, respectively, has been recorded in the caption “Net gain on financial assets and liabilities designated at fair value through profit and loss” of the consolidated statements of income, according to the accounting principles described in note 3(x).

(c)
During the year 2007, the Group has acquired debt instruments in the form of "Credit linked notes”, which have been issued by the Bear Stearns Global Asset Holdings Ltd. and are linked to debt instruments issued by the Republic of Peru or any successor of this (credit default swap); these instruments have been acquired for the purpose of providing financial instruments with the same terms, risk and benefits to certain clients.

As of December 31, 2007, the Group has purchased and, at the same time, has received deposits from its clients with the same terms of these instruments (“Credit linked deposits”) for an amount of approximately US$50.3 million, issued both in Peruvian Currency and U.S. Dollars. These instruments have a maturity of 5 years from their issuance date and earn interests on Peruvian Currency at rates between 6.95 and 7.20 percent and in U.S. Dollars between 5.50 and 6.38 percent. The estimated market value of these instruments is US$50.6. The difference between the cost and the estimated market value of the assets and liabilities has been recorded in the caption "Net gain on financial assets and liabilities designated at fair value through profit and loss" of the consolidated income statement, according with the accounting principles described in note 3(x).

Notes to the consolidated financial statements (continued)

9.	Receivable and payable accounts from insurance contracts
(a)	This caption is made up as follows:

	2007	2006
	US$(000)	US$(000)

Assets-
Premiums and other policies receivable (b)	85,495	61,279
Accounts receivable from reinsurers and co-insurers (c)	116,141	35,181

Total	201,636	96,460

Liabilities-
Accounts payable to re-insurers and co-insurers (c)	21,914	25,134

(b)	The premiums and other polices receivable correspond to:

	2007	2006
	US$(000)	US$(000)

Property and casualty insurance	73,524	51,941
Life insurance	4,857	4,974
Health insurance	7,114	4,364

	85,495	61,279

These accounts receivable are primarily due in a current period and there have been no guarantees provided for them.

Notes to the consolidated financial statements (continued)

The aging detail of the accounts receivable is as follows:

	2007		2006
	US$(000)%		US$(000)%

Non past due accounts receivable	71,830	84	50,521	83
Past due accounts receivable
Up to 30 days	6,793	8	7,117	12
From 31 to 60 days	2,016	2	1,379	2
From 61 to 90 days	1,748	2	239	-
More than 90 days	3,108	4	2,023	3
	85,495	100	61,279	100

(b)	The movement and balance of accounts receivable and payable to reinsurers and coinsurers are as follows:

Accounts receivable:

	2007	2006
	US$(000)	US$(000)

Beginning balances	35,181	35,288
Reported claims of premiums ceded	86,458	7,423
Premiums ceded unearned during the year	(14,538)	(6,823)
Premiums assumed	15,811	8,435
Settled claims of premiums ceded	14,213	7,019
Collections and other	(20,984)	(16,161)

Ending balances	116,141	35,181

The accounts receivable as of December 31, 2007 include an amount to US$30.9 million (US$14.4 million as of December 31, 2006) which correspond to the unearned portion of the ceded premiums to the reinsurers.

Notes to the consolidated financial statements (continued)

Accounts payable:

	2007	2006
	US$(000)	US$(000)

Beginning balances	25,134	36,580
Premiums ceded to reinsurers	53,180	70,067
Coinsurance granted	8,153	6,430
Payments and other	(64,553)	(87,943)

Ending balances	21,914	25,134

The accounts payable to reinsurers are primarily related to automatic non-proportional contracts (excess of loss) and the proportional facultative contracts for ceded premiums. For the facultative contracts, the Company transfers to the reinsurers a percentage or amount of an insurance contract or individual risk, based on the premium and the coverage period.

Notes to the consolidated financial statements (continued)

10.	Property, furniture and equipment, net
(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2007 and 2006, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2007	2006
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1st	30,782	250,817	88,701	69,065	185,473	17,123	17,373	659,334	626,320
Additions	5,015	585	7,878	3,922	13,920	3,847	18,734	53,901	43,973
Merger additions, note 2(a)	-	-	-	-	-	-	-	-	5,796
Sales and transfers	1,492	11,839	3,045	550	(2,261)	(333)	(19,084)	(4,752)	(16,755)
Balance as of December 31	37,289	263,241	99,624	73,537	197,132	20,637	17,023	708,483	659,334

Accumulated depreciation -
Balance as of January 1st	-	133,798	57,008	55,471	151,457	6,122	-	403,856	378,021
Additions	-	6,823	7,192	3,380	14,299	1,841	-	33,535	31,477
Merger additions, note 2(a)	-	-	-	-	-	-	-	-	3,736
Sales and transfers	-	(575)	(387)	(422)	(2,175)	(284)	-	(3,843)	(9,378)
Balance as of December 31	-	140,046	63,813	58,429	163,581	7,679	-	433,548	403,856

Net book value	37,289	123,195	35,811	15,108	33,551	12,958	17,023	274,935	255,478

(b)	Banks, financial institutions and insurance companies located in Peru are not allowed to pledge their fixed assets.

Notes to the consolidated financial statements (continued)

(c)
As of December 31, 2007, Credicorp and its Subsidiaries have property available for sale for US$24.4 million approximately, net of its accumulated depreciation amounted US$7.3 million approximately (US$25.2 and US$7.7 million, respectively, as of December 31, 2006).

(d)
Management periodically review the assets´ residual value, the useful life and the method of depreciation to ensure that the method and period of depreciation chosen are consistent with the economic benefits and life expectations for use of property, furniture and equipment items. In Management’s opinion, there is no evidence of impairment of property, furniture and equipment as of December 31, 2007 and 2006.

11.	Assets seized, net
(a)
The Group obtained assets by taking possession of collateral held as security, or calling upon other credit enhancements included in the caption “Assets seized”. As of December 31, 2007 and 2006, this caption includes land, buildings, machinery and equipment received in payment of loans. Assets seized were recorded at the lower of cost or estimated fair values determined on the basis of technical third party appraisals. This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

Assets seized	36,481	52,432
Reserve	(16,866)	(23,005)

Total	19,615	29,427

(b)	The changes in the reserve for assets seized as of December 31, 2007, 2006 and 2005 are summarized as follows:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Opening balances	23,005	32,096	34,666
Provision	3,057	6,387	16,959
Assets retired related to the sell of Banco Tequendama, note 2(c)	-	-	(1,678)
Sold assets	(9,196)	(15,478)	(17,851)

Ending balances	16,866	23,005	32,096

Notes to the consolidated financial statements (continued)

12.	Intangibles assets and goodwill, net
(a)	Intangibles -
Comprise mainly the identified intangible assets as result of the acquisition of the “client relationships” and other in the purchase of AFP Union Vida, note 2(a), and the incurred cost on the development and acquisition of software licenses used in the Group operations.

The movement of intangible assets for the years ended December 31, 2007 and 2006 is as follows:

Description	Client Relationships	Software	Developments	Others	2007	2006
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1st	88,378	40,917	32,447	10,283	172,025	51,082
Additions (i)	-	14,706	15,606	92	30,404	19,767
Business combination, note 2(a)	-	-	-	-	-	107,842
Retirements and write - off (ii)	-	(7,436)	(6,632)	(1,124)	(15,192)	(6,666)

Balance as of December 31	88,378	48,187	41,421	9,251	187,237	172,025
Accumulated amortization -
Balance as of January 1st	1,473	20,665	18,439	4,643	45,220	26,422
Amortization of the year	3,544	6,724	4,780	2,430	17,478	18,840
Business combination, note 2(a)	-	-	-	-	-	6,437
Retirements and write - off (ii)	-	(7,456)	(6,677)	(1,013)	(15,146)	(6,479)
Balance as of December 31	5,017	19,933	16,542	6,060	47,552	45,220

Net book value	83,361	28,254	24,879	3,191	139,685	126,805

Notes to the consolidated financial statements (continued)

(i)
During the year ended December 31, 2007 Credicorp has capitalized disbursements related to the implementation of diverse systems projects, mainly those related to the ERP project (aimed to the implementation and development of SAP System) and the SERIVA Project (aimed to the implementation and development of the integrated module for operations of Capital Market) of its subsidiary BCP.

(ii)	During 2007, the Group wrote off certain intangibles assets fully amortized and out of use for US$15.1 million.

(b)	Goodwill -
The following is the composition of the caption by subsidiary:

	2007	2006
	US$(000)	US$(000)

Goodwill -
Prima AFP (AFP Unión Vida S.A.), note 2(a)	44,594	49,047
Banco de Crédito del Perú	15,582	12,300
El Pacífico Peruano - Suiza	13,007	13,007
Atlantic Security Holding Corporation	10,660	10,660
Coporación Novasalud Perú S.A. EPS	3,744	3,828

Book value, net	87,587	88,842

Goodwill is annually assessed by impairment by Management and the assumptions used for the impairment analysis are consistence with previous years. As of December 31, 2007 and 2006, it was not necessary to record a provision for impairment of goodwill on the Group.

The movement of goodwill for the years ended December 31, 2007, 2006 and 2005 as follows:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Cost -
Opening balance	88,842	33,557	33,557
Acquisition, notes 2(a) and 3(b)	3,282	56,285	-
Decreases	(4,537)	(1,000)	-

Final balance	87,587	88,842	33,557

Notes to the consolidated financial statements (continued)

13.	Other assets and other liabilities
(a)	These items are made up as follows:

	2007	2006
	US$(000)	US$(000)

Other assets -
Financial instruments:
Accounts receivable	47,653	48,149
Derivatives receivable (b)	45,843	19,134
Operations in process (d)	35,786	29,752
Value added tax credit	55,989	6,220
Income tax prepayments, net	12,397	14,509
	197,668	117,764
Non-financial instruments:
Deferred expenses (c)	24,468	34,721
Deferred income tax asset, note 19(c)	66,856	38,016
Deferred fees	30,634	11,339
Investments in related companies	4,599	5,657
Other	16,160	12,575
	142,717	102,308
Total	340,385	220,072
Other liabilities -
Financial instruments:
Payroll, taxes, salaries and other personnel expenses	181,223	104,635
Accounts payable	122,029	79,039
Derivatives payable (b)	69,662	7,774
Operations in process (d)	36,063	41,606
Contributions	31,618	12,154
Allowance for indirect loan losses, note 7(d)	18,381	20,308
	458,976	265,516
Non-financial instruments:
Deferred income tax liability, note 19(c)	89,825	65,810
Provision for sundry risks (e)	24,038	17,179
Other	17,206	7,608

	131,069	90,597
Total	590,045	356,113

Notes to the consolidated financial statements (continued)

(b)
The table below shows the fair value of derivative financial instruments, recorded as assets or liabilities, together with their notional amounts. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at the year end and are not indicative of the market risk nor the credit risk, note 21(d).

	2007
	Assets	Liabilities	Notional amount
	US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward foreign exchange contracts	36,546	19,414	2,210,179
Interest rate swaps	9,297	10,986	581,841
Currency swaps	-	1,194	118,552

Derivatives held as cash flow and fair value hedge (ii) -
Interest rate swaps	-	37,433	696,000
Cross Currency Swap	-	635	50,420
	45,843	69,662	3,656,992

	2006
	Assets	Liabilities	Notional amount
	US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward foreign exchange contracts	12,236	4,491	1,153,192
Interest rate derivatives	3,656	1,590	298,158
Currency swaps	304	1,693	48,883

Derivatives held as cash flow hedge (ii) -
Interest rate swaps	2,938	-	196,000
	19,134	7,774	1,696,233

(i)
The Group’s derivative trading activities mainly relate to deals with customers which are normally laid off with counterparties. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indices. Also included under this heading are any derivatives which do not meet IAS 39 hedging requirement.

Notes to the consolidated financial statements (continued)

(ii)
The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities which bear interest at a variable rate. The Group uses interest rate swaps as cash flow hedges of these interest rate risks. A schedule indicating as of December 31, 2007 the periods when the hedged cash flows are expected to occur and when they are expected to affect the consolidated income statement is as follows:

	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
	US$(000)	US$(000)	US$(000)	US$(000)

Cash outflows (liabilities)	36,289	64,233	44,217	34,684

Income statement	(6,693)	(20,503)	(7,560)	(2,890)

As of December 31, 2007, the transfer of net gain on cash flow hedges to the consolidated income statement amounts to US$1.0 million (US$0.8 million as of December 31, 2006).

(c)
As of December 31, 2007, this caption includes mainly prepaid insurance and prepaid premiums ceded to reinsurers for US$11.3 million and US$3.4 million, respectively (US$10.5 million and US$2.0 million, respectively, as of December 31, 2006).

(d)
Operations in process include deposits received, loans disbursed, payments collected, funds transferred and other similar types of transactions, which are realized at the end of the month and not reclassified to their final consolidated balance sheets accounts until the beginning days of the following month. These transactions do not affect the Group’s net income.

(e)	The movement of the provision for sundry risks for the three years ended December 31, 2007, 2006 and 2005 is summarized as follows:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Beginning balances	17,179	18,768	19,379
Provision, note 26	8,096	6,461	5,567
Decreases	(1,237)	(8,050)	(6,178)

Ending balances	24,038	17,179	18,768

Notes to the consolidated financial statements (continued)

Due to the nature of the business, Credicorp and its Subsidiaries have some pending legal claims (lawsuits) related to their activities. The Group records a provision for such cases when, in Management’s and its legal advisor’s opinion, they will result in additional liabilities for the Group and the amount of the provision can be fairly estimated. Regarding the other legal claims against the Group which have not been provided for, in Management’s and its legal advisor’s opinion, they will not have a material effect on the Group’s consolidated financial statements.

14.	Deposits and obligations
(a)	This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

Non-interest bearing deposits and obligations -
In Peru	2,257,840	1,577,315
In other countries	668,468	412,249
	2,926,308	1,989,564
Interest bearing deposits and obligations -
In Peru	6,591,815	5,213,044
In other countries	1,781,548	1,596,526
	8,373,363	6,809,570
	11,299,671	8,799,134
Interest payable	51,043	39,857

Total	11,350,714	8,838,991

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in such accounts. Additionally, according to such policy, it was established that the balances that were lower than a specified amount, for each type of account, do not bear interest.

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2007 and 2006, the balance of deposits and obligations by type of transaction is made up as follows:

	2007	2006
	US$(000)	US$(000)

Time deposits	3,967,864	3,218,157
Demand deposits	3,638,593	2,564,268
Saving deposits	2,380,904	1,951,978
Severance indemnity deposits	896,283	775,027
Client - Repurchase agreements	325,908	228,165
Bank’s negotiable certificates	90,119	61,539

Total	11,299,671	8,799,134

(c)
As of December 31, 2007, the total amount of individual time deposits and bank certificates that exceed US$100,000 are approximately US$3,706.3 and US$49.0 million, respectively (US$2,722.6 and US$35.9 million, respectively, as of December 31, 2006).

(d)	Interest rates applied to different deposits and obligations accounts are determined by the Group considering interest rates prevailing in the market in which the subsidiaries operate.
(e)	The time deposits balance classified by maturity is made up as follows:

	2007	2006
	US$(000)	US$(000)

Up to 3 months	2,944,189	2,219,948
From 3 months to 1 year	699,479	799,584
From 1 to 3 years	254,750	163,283
From 3 to 5 years	30,743	29,226
More than 5 years	38,703	6,116

Total	3,967,864	3,218,157

Notes to the consolidated financial statements (continued)

15.	Due to banks and correspondents and borrowed funds
(a)	Due to bank and correspondents -
This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

International funds and others (i)	1,145,340	346,945
Promotional credit lines (ii)	196,204	177,900
Inter-bank funds	102,470	41,077
	1,444,014	565,922
Interest payable	9,247	5,067

Total	1,453,261	570,989

(i)	The balance of international funds and others corresponds to the following operations:

	2007	2006
	US$(000)	US$(000)

Syndicated facility (*)	300,000	15,000
Corporación Andina de Fomento - CAF	150,000	85,000
Wachovia Bank	145,000	65,200
Banco Latinoamericano de Exportaciones - BLADEX	80,000	105,000
JP Morgan Chase & Co.	50,000	-
Commerz Bank	44,780	-
Citibank	40,000	-
Bayerische Landersbank	40,000	-
Scotiabank Peru S.A.A.	-	36,000
Other	295,560	40,745

Total	1,145,340	346,945

(*)	This facility is related to three loans of US$100 million each one, with three months maturity; which will be replaced by a medium-term syndicated loan currently under negotiation.

These funds and other received by the Group, are obtained mainly to finance foreign trade operations and working capital, obtained from 31 foreign financial entities (11 as of December 31, 2006). As of December 31, 2007 these loans have maturities between January 2008 and February 2011 (between January and March 2007 as of December 31, 2006). The annual interest rate range between 4.88 and 5.73 (between 3.73 and 5.76 as of December 2006).

Notes to the consolidated financial statements (continued)

Some of these borrowings include standard covenants related to financial ratios, use of funds and other administrative matters. In management’s opinion, such covenants do not limit the Group’s operations and is in compliance with them as of the consolidated balance sheet date.

(ii)
The promotional credit lines represent loans granted to BCP by Corporación Financiera de Desarrollo (COFIDE), to promote the development of Peru, have maturities between March 2008 and December 2027 and their interest rates fluctuated between 5.73 and 7.75 percent annual (between January 2007 and December 2021 and their interest effective rate fluctuated between 5.65 and 7.90 percent annual as of December 31, 2006). These credit lines are secured by a loan portfolio amounting to US$196.2 and US$177.9 million as of December 31, 2007 and 2006, respectively. These lines include covenants specifying the use of the funds, financial conditions that the borrower must maintain and other administrative matters. In Management’s opinion, these covenants do not limit the Group’s operations and the Group is in compliance at the consolidated balance sheet date.

(b)	Borrowed funds -
The balance of the borrowed funds corresponds to the following operations:

	2007	2006
	US$(000)	US$(000)

CCR Inc. MT-100, Payment rights master Trust -
2005 Series A and B (i)	280,000	280,000
2006 Series A (ii)	90,404	90,612
2007 Serie A (iii)	350,000	-
2007 Serie B (iii)	150,000	-

Total	870,404	370,612

(i)
Amount represents the loan transaction made by BCP in November 2005 for US$230.0 million, related to Series 2005-A Floating Rate Certificates due 2012, and US$50.0 million related to Series 2005-B Floating Rate Certificates due 2009. The certificates bear a variable interest rate of one month Libor plus 0.21 percent for the 2005-A Series and one month Libor plus 0.60 percent for the Series 2005-B. As of December 31, 2007 and December 31, 2006, the balance of this obligation amounts to US$280.0 million. A portion of the loan (70 percent), subject to variable interest rate risk, has been hedged through an interest rate swap hedge operation for a notional amount of US$196.0 million, note 21(d).

(ii)
Amount represents the loan transaction made by the BCP in March 2006 for US$100.0 million, related to Series 2006-A Floating Rate Certificates due 2016. The certificates bear a variable interest rate of one month Libor plus 0.24 percent. As of December 31, 2007, the balance of this obligation amounts to US$90.4 million (US$90.6 million as of December 31,2006).

Notes to the consolidated financial statements (continued)

For the US$100.0 million of the Series 2006-A and the US$230.0 and US$50.0 million of the Series 2005-A and 2005-B, BCP has signed an insurance policy with AMBAC Assurance Corporation, which guarantees the timely payment of scheduled principal and certain accrued interest to pay the monthly payments with maturities in 2016, 2012 and 2009, respectively.

(iii)
Amount represents the loan transaction made by the BCP in July 2007 for US$350.0 million and US$150 million, related to Series 2007-A Floating Rate Certificates due 2017 and Series 2007-B Floating Rate Certificates due 2014. The certificates bear a variable interest rate of one month Libor plus 0.28 percent and 0.25 percents for series 2007-A and 2007-B, respectively. These loans, subject to variable interest rate risk, have been hedged through three interest rate swap hedge operations for a notional amount of US$500.0 million, note 21(d).

For the US$350.0 million of the Series 2007 - A floating Rates Certificates and the US$150.0 million of the Series 2007 - B Floating Rates Certificates, BCP has signed an insurance policy with AMBAC Assurance Corporation, which guarantees the timely payment of scheduled principal and certain accrued interest to pay the monthly payments with maturities through November 2017 and November 2014 respectively.

All these loans are secured by the collection of BCP’s future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct correspondent bank to make a payment of a certain amount to a beneficiary that is not a financial institution. In these transactions, Wilmington Trust Company acted as Trustee under the trust agreement and Bank of New York as Indenture Trustee and administrator of the contracts.

The loans obtained by the Group include covenants which in Management’s opinion, the Group is in compliance at the consolidated balance sheet date.

Notes to the consolidated financial statements (continued)

(c)	As of December 31, 2007 and 2006, maturities of due to bank and correspondents and borrowed funds are shown below, based in the remaining period to the repayment date:

Due to bank and correspondents	2007	2006
	US$(000)	US$(000)

Up to 3 months	670,153	279,802
From 3 months to 1 year	307,170	126,447
From 1 to 3 years	338,802	23,457
From 3 to 5 years	105,694	22,001
More than 5 years	22,195	114,215

Total	1,444,014	565,922

Borrowed funds	2007	2006
	US$(000)	US$(000)

Up to 1 year	8,165	-
From 1 to 3 years	148,921	61,217
From 3 to 5 years	303,476	166,817
More than 5 years	409,842	142,578

Total	870,404	370,612

(d)
As of December 31, 2007, the Group has credit lines granted by several local and foreign financial institutions amounted to US$1,390.5 million (US$1,162.5 million as of December 31, 2006) that are available for future operating activities or to settle capital commitments.

Notes to the consolidated financial statements (continued)

16.	Technical, insurance claims reserves and reserves for unearned premiums
(a)	This item is made up as follows:

	2007
	Technical reserves	Reserves for direct claims	Claims assumed	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	500,768	50,046	-	550,814
Property and casualty insurance	109,695	92,887	21,257	223,839
Health insurance	15,766	25,059	49	40,874

Total	626,229	167,992	21,306	815,527

	2006
	Technical reserves	Reserves for direct claims	Claims assumed	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	442,172	41,932	794	484,898
Property and casualty insurance	67,640	39,429	2,164	109,233
Health insurance	15,029	19,053	8	34,090

Total	524,841	100,414	2,966	628,221

The reserves for claims represent the reported claims and the reserve for the incurred and non-reported claims by the policyholders chargeable to the Group and its Subsidiaries. The reported claims are adjusted on the basis of the technical reports received from the adjusters. The claims to be paid by the reinsurers and coinsurers are shown as ceded claims.

The reserves for direct claims include reserves for incurred and non-reported claims for the three types of risks that the Group manages; such amounts at December 31, 2007 were US$36.6 million (US$27.6 million as of December 31, 2006), of which US$14,9 million correspond to life risks, US$3.1 million to property and casualty and US$18.6 million to health risks (US$11.7, US$3.7 and US$12.2 million, respectively, as of December 31, 2006). The IBNR reserves have been determined on the basis of the Bornhuetter - Ferguson methodology - BF, which is applied to compare statistical occurrences of claims, excluding payments made to the policyholders.

Notes to the consolidated financial statements (continued)

During 2007 and previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of property and casualty and health risks, retrospective analysis indicate that the amounts provisioned are greater than the settled claims and those pending liquidation by a percentage that does not exceed 10 percent of the provisioned amounts.

The movement for the years ended December 31, 2007 and 2006 of technical and insurance claims reserves is as follows:

(b)	Reserves for insurance claims (direct and assumed):

	2007
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	42,726	41,593	19,061	103,380
Claims	63,744	152,351	108,767	324,862
Payments	(57,626)	(79,817)	(103,061)	(240,504)
Translation result	1,202	17	341	1,560

Final balance	50,046	114,144	25,108	189,298

	2006
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	36,839	30,690	15,139	82,668
Claims	52,713	60,285	89,797	202,795
Payments	(49,369)	(49,386)	(86,119)	(184,874)
Translation result	2,543	4	244	2,791

Final balance	42,726	41,593	19,061	103,380

Notes to the consolidated financial statements (continued)

(c)	Technical Reserves:

	2007
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	442,172	67,640	15,029	524,841
Accretion expenses and other	16,499	-	-	16,499
Unearned premium reserves and annual variation, net	220	42,055	737	43,012
Insurance subscriptions	78,342	-	-	78,342
Payments	(26,868)	-	-	(26,868)
Translation result	(9,597)	-	-	(9,597)

Final balance	500,768	109,695	15,766	626,229

	2006
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	383,158	63,976	16,292	463,426
Accretion expenses and other	12,683	-	-	12,683
Unearned premium reserves and annual variation, net	-	3,664	(1,263)	2,401
Insurance subscriptions	60,227	-	-	60,227
Payments	(23,356)	-	-	(23,356)
Translation result	9,460	-	-	9,460

Final balance	442,172	67,640	15,029	524,841

As of December 31, 2007 and 2006, no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of annuities, disability and survivor reserves as of December 31, 2007 and 2006, were the following:

Notes to the consolidated financial statements (continued)

Modality	Mortality Table	Technical rates
Life immediate annuity	RV2004 and B - 85	4.80% - 5.22% in US$ 4.01% in S/

Dead an Disability Pension System insurance	RV 85 MI - 85H and 85M	Provisional regime 3.00% Definitive regime 2.96% in S/ Definitive regime 4.78% in US$

Individual Life	SOC 80 adjustable	4.00% - 5.00%

The mortality tables are those recommended by the regulators in Peru.

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks, the main variables at the consolidated balance sheet date being the interest rates and the mortality tables. The Group has evaluated, the changes of the reserves related to life insurance (Life immediate annuities) of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, being the results as follows:

		Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage
	US$(000)	US$(000)%
Portfolio in US$ - Basis amount	279,027
Changes in interest rates: + 100 bps	254,058	(24,969)	(8.95)
Changes in interest rates: - 100 bps	308,651	29,624	10.62
Changes in Mortality tables to 105%	275,951	(3,076)	(1.10)
Changes in Mortality tables to 95%	282,269	3,242	1.16

		Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage
	US$ (000)	US$ (000)%

Portfolio in S/ - Basis amount	15,015
Changes in interest rates: + 100 bps	13,353	(1,662)	(11.07)
Changes in interest rates: - 100 bps	16,692	1,677	11.17
Changes in Mortality tables to 105%	14,926	(89)	(0.59)
Changes in Mortality tables to 95%	15,110	95	0.63

Notes to the consolidated financial statements (continued)

17.	Bonds and subordinate notes issued
(a)	This item is made up as follows:

	Weighted average annual interest rate
	2007	2006	Maturity	2007	2006
	%	%		US$(000)	US$(000)
Bonds -

Corporate bonds (i)	6.59	6.23	Between February 2008 and December 2014	127,331	90,173
Leasing bonds (ii), (iii)	6.10	5.53	Between January 2008 and November 2010	167,255	177,952
Mortgage bonds (iii)	7.70	7.70	Between May 2011 and April 2012	20,744	23,610
Subordinated bonds	6.72	6.89	Between January 2008 and May 2027	104,841	96,758
				420,171	388,493

Subordinated notes -
Subordinated negotiable certificates notes (iv)				113,503	120,000
Subordinated notes (iv)				161,308	-
				694,982	508,493

Interest payable				7,316	4,079

Total				702,298	512,572

Notes to the consolidated financial statements (continued)

(i)
During 2007, the Group issued corporate bonds for US$50.1 million (US$47.2 million corporate bonds issued during 2006) and redeemed bonds for US$18.8 million (US$43.4 million during 2006). The details of the new issuance are the following:

Issuance 2007	Amount	Currency	Maturity	Rate
	US$(000)			(%)

Second Program of Corporate Bonds BCP
First issuance - Series A (*)	50,067	Peruvian	19/12/2014	6.84

Issuance 2006	Amount	Currency	Maturity	Rate
	US$(000)			(%)

First Program of Corporate Bonds BCP
Sixth issuance - Series B	6,258	Peruvian	08/08/2008	6.37
Sixth issuance - Series A	6,258	Peruvian	27/02/2008	5.81
Eight issuance - Series B	10,951	Peruvian	06/09/2010	6.31
Eight issuance - Series C	7,822	Peruvian	21/09/2010	6.25
Eight issuance - Series D	5,006	Peruvian	11/10/2010	6.12
Ninth issuance - Series B	7,822	Peruvian	03/03/2011	6.93
Tenth issuance - Series B	3,129	Peruvian	24/03/2013	8.00

Total	47,246

(*)
Based on this issuance, it has been obtained a “Cross currency swap” operation from JP Morgan Chase & Co.; with the objective to convert the risk profile of the bonds from Peruvian currency to US Dollars. Likewise, the fixed annual nominal interest rate of 6.84 percent has been changed to a variable rate of Libor plus 84 basic points, note 21(d).

(ii)
During the course of 2007, Banco de Crédito del Perú S.A., a subsidiary of Credicorp, issued lease bonds amounting to US$39.6 million with maturities between June 2009 and January 2010. Also, in 2007, bonds were redeemed by Credicorp for US$55.0 million (US$41.6 million in 2006).

(iii)	Leasing and mortgages bonds are collateralized by the fixed assets financed by the Group with these resources.

Notes to the consolidated financial statements (continued)

(iv)
In October 2007 and November 2006, BCP through its Panama branch, issued Subordinated notes and Subordinated negotiable certificates notes amounted to S/483.3 millions (equivalent to US$161.3 million) and US$120.0 million on the international market with maturities on the years 2022 and 2021, respectively. These debts accrued a fixed annual interest rate of 7.17 and 6.95 percent, respectively, for the first 10 years, with payment each six months. After the first 10 years, the interest rate is changed to a variable interest rate, established by the market interest rate, of the sovereign bonds issued by the Peruvian Government which maturity is in year 2037, plus 150 basis points and Libor plus 2.79 percent, respectively, with half-year and quarterly payments. At the end of the first 10 years, the Bank can redeem 100 percent of the debt, without penalties. This subordinated debt has certain financial and operating covenants which in Management’s opinion, the Group is in compliance at the consolidated balance sheet date.

(b)	The bonds and subordinate bonds issued as of December 31, 2007 and 2006, classified by maturity are shown below:

	2007	2006
	US$(000)	US$(000)

Up to 3 months	61,188	19,316
From 3 months to 1 year	85,968	56,701
From 1 to 3 years	154,953	177,873
From 3 to 5 years	68,007	110,224
Over 5 years	324,866	144,379

Total	694,982	508,493

18.	Equity
(a)	Share capital -
As of December 31, 2007, 2006 and 2005, 94,382,317 shares of capital stock were issued at US$5 per share.

(b)	Treasury stock -
Treasury stock comprises of the par value of Credicorp’s shares owned by the Group’s companies, which amounts 14,620,842 shares as of December 31, 2007 and 2006. The difference of US$113.4 million, between the acquisition cost of US$186.5 million and their par value (US$73.1 million), is recorded as a reduction of the “Capital surplus”.

(c)	Reserves -
In accordance with the local laws that regulate financial and insurance activities of the Group’s subsidiaries in Peru, a reserve of up to at least 35 percent of their paid-in capital is required to be established through annual transfers of at least 10 percent of net income. As of December 31, 2007 and 2006, these reserves were approximately US$222.7 and US$214.8 million, respectively.

Notes to the consolidated financial statements (continued)

The Shareholders meeting on February 28, 2007 agreed to transfer from “Retained earnings” to “Other reserves” an amount of US$107.3 million.

The Shareholders Meeting dated on October 26, 2006 agreed to transfer from “Retained earnings” to “Other reserves” an amount of US$210.4 million.

Other reserves contain the unrealized net gains from available-for-sale investments and of the derivatives instruments used as cash flows hedge; this item is broken down as follows:

	Unrealized net gains (losses) of:
	Available-for- sale investments	Derivatives used as cash flow hedge	Total
	US$(000)	US$(000)	US$(000)

Balances as of January 1st, 2005	76,131	-	76,131
Unrealized net gain from available-for-sale investments Note 6(c)	7,121	-	7,121
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss, note 6(c)	(1,572)	-	(1,572)
Net gain on cash flow hedge	-	1,622	1,622
Balances as of December 31, 2005	81,680	1,622	83,302

Unrealized net gain from available-for-sale investments note 6(c)	69,411	-	69,411
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss, note 6(c)	(6,620)	-	(6,620)
Net gain on cash flow hedge, note 13(b) (ii)	-	1,316	1,316
Balances as of December 31, 2006	144,471	2,938	147,409

Net unrealized gain from available-for-sale investments note 6(c)	85,129	-	85,129
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss and impairment, note 6(c)	(17,634)	-	(17,634)
Transfer of impairment on investment available-for-sale to income statement, note 6(c)	5,017	-	5,017
Net loss on cash flow hedge, note 13(b) (ii)	-	(40,371)	(40,371)

Balances as of December 31, 2007	216,983	(37,433)	179,550

Notes to the consolidated financial statements (continued)

(d)	Dividends distribution -
During 2007, 2006 and 2005, Credicorp paid cash dividends, net of the effect of treasury shares, amount to approximately US$103.7, US$87.7 and US$63.8 million, respectively.

The Shareholders Meeting dated on March 28, 2008 agreed to declare a cash dividend of US$1.50 per Common Share for a total amount of approximately US$141.6 million, corresponding to the results of 2007, which was paid in cash on May 7, 2008.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. The dividends paid by the Peruvian subsidiaries to Credicorp are subject to a withholding tax of 4.1 percent.

(e)	Equity for legal purposes (Regulatory capital) -
As of December 31, 2007 and 2006, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately US$1,420.2 and US$1,008.0 million, respectively. This regulatory capital has been determined in accordance with the Superintendencia de Banca, Seguros y AFP (SBS) of Perú regulations in force as of such dates. According to the Superintendencia de Banca, Seguros y AFP (SBS) regulations, the Group’s regulatory capital exceeds in approximately US$350.4 million the minimum regulatory capital required as of December 31, 2007 (approximately US$157.0 million as of December 31, 2006).

19.	Taxes
(a)
Credicorp is not subject to any type of income taxes or taxes on capital gains, equity or property. The Peruvian subsidiaries are subject to corporate taxation on income under the Peruvian Tax system. The statutory income tax rate payable in Peru is 30 percent of taxable profits in 2007, 2006 and 2005.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the three years ended December 31, 2007, 2006 and 2005, no taxable profits were generated from its operations in the United States of America.

Notes to the consolidated financial statements (continued)

A reconciliation of the differences between the statutory income tax rate and the effective tax rate for the Group is shown as follows:

	2007	2006	2005
	%	%	%

Peruvian statutory tax rate	30.00	30.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of subsidiaries not domiciled in Peru	0.46	4.08	1.05
(ii) Non-taxable costs (income), net	(5.76)	(4.86)	(6.23)
(iii) Translation results not considered for tax purposes	(3.15)	(3.96)	2.58

Effective income tax rate	21.55	25.26	27.40

(b)
The deferred income tax has been calculated on all temporary differences applied at an income tax rate of 30 percent. The income tax expense analysis as of December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Current -
In Peru	114,496	85,413	80,630
In other countries	2,712	2,960	4,418
	117,208	88,373	85,048

Deferred -
In Peru	(14,921)	(4,786)	(11,502)

Total	102,287	83,587	73,546

Notes to the consolidated financial statements (continued)

(c)	The following table shows a summary of the Group’s deferred income taxes:

	2007	2006
	US$(000)	US$(000)

Assets
Stock appreciation rights provision	24,001	11,047
Allowance for loan losses, net	21,985	13,642
Reserve for sundry risks, net	4,550	3,412
Tax loss carry-forward	4,451	3,244
Non-accrued interest	3,243	1,830
Other	8,626	4,841
Deferred income tax asset	66,856	38,016

Liabilities
Unrealized net gains on investments	(38,424)	(28,330)
Intangibles assets, net	(25,205)	(26,168)
Valuation of Indexed certificates Citigroup	(18,131)	(751)
Leasing operations, net	(1,250)	(2,758)
Fixed assets, net	135	(2,304)
Other	(6,950)	(5,499)
Deferred income tax liability	(89,825)	(65,810)

Net deferred income tax liability	(22,969)	(27,794)

A portion of the Group’s deferred tax asset arises from part of the provisions for sundry risks and for loan losses, which are not deductible for income tax purposes until they comply with all the requirements established by the tax authorities. Therefore, the Group has recorded an accumulated deferred tax asset to reflect the future tax benefit of the deduction of these provisions.

Credicorp and its subsidiaries have recorded deferred income taxes directly in other reserves in the statement of changes in equity of US$10.1, US$9.2, US$1.5 million, for 2007, 2006 and 2005, respectively. Such amounts comprise the income tax effects of unrealized gains and losses on securities available for sale. Likewise, in 2006, the Group has recognized the deferred tax liability arising from the acquisition of AFP Union Vida (Note 2(a)) by approximately US$25.6 million.

Notes to the consolidated financial statements (continued)

(d)
The Peruvian tax authorities have the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries up to four year after its presentation. The major subsidiaries subject to these reviews are BCP and PPS. In BCP, the fiscal years 2001, 2002, 2003, 2004 and 2005, have been reviewed by the tax authorities. As a result of such revisions, no significant additional taxes have arisen in excess of the previously accounted for in the Group consolidated financial statements.

The years 2006 and 2007 for BCP and 2004 to 2007 for PPS, are pending of review. Any additional tax arising as a result of the tax authority examination will be charged to income in the year when such tax is determined. At present, it is not possible to estimate the adjustments that the tax authorities may determine; however, in Management’s opinion, it is not expected that any additional assessments will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2007 and 2006.

20.	Stock appreciation rights
As indicated in note 3(w), Credicorp has granted stock appreciation rights (SARs) to certain key executives and employees who have at least one year’s service in Credicorp or any of its subsidiaries. The SARs expire after eight years and 25 percent of them may be exercised during each of the first four years of the plan.

At the end of the fourth year and until the expiration date of such SARs, all the unexercised SARs may be exercised at any time. As of December 31, 2007 and 2006, 410,700 and 948,925 SARs had been exercised under this plan for an approximate amount of US$18.8 and US$29.3 million, respectively, plus the income tax on behalf of the executives and employees that is assumed by the Group at 30 percent of the amount paid.

Notes to the consolidated financial statements (continued)

The number of SARs issued and not exercised as of December 31, 2007 and 2006 and the prices of such rights as of said dates are as follows:

Year of Issuance	Number of outstanding SARs issued as of December 31, 2007	Number of Vested SARs as of December 31		Exercise price
		2007	2006	2007	2006
				US$	US$
2000	49,750	49,750	68,750	8.50	8.80
2001	73,000	73,000	81,500	5.30	5.60
2002	92,500	92,500	117,500	6.98	7.28
2003	151,900	151,900	220,000	8.17	8.47
2004	237,700	237,700	317,984	10.99	11.29
2005	384,500	349,813	281,038	16.00	16.30
2006	497,050	310,800	215,156	25.32	25.62
2007	648,250	271,656	-	48.50	-
	2,134,650	1,537,119	1,301,928

Credicorp’s Management has estimated the fair value of the SARs as of December 31, 2007 and 2006, using the binomial option pricing model, with assumptions obtained from the relevant available market information. The key assumptions used are as follows:

Key assumptions	2007	2006

Expected volatility	32.70%	31.31%
Risk free interest rate	3.51%	4.71%
Expected lifetime	4.92 years	5.05 years
Quoted price of Credicorp shares at year-end	US$76.30	US$40.94

Notes to the consolidated financial statements (continued)

The movement of the SARs for the years ended December 31, 2007 and 2006 are as follows:

	2007			2006
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1st	1,858,350	1,301,928	38,761	2,201,275	1,658,932	22,813
Granted and vested	689,500	647,610	22,248	621,000	600,046	12,838
Exercised	(410,700)	(410,700)	(18,801)	(948,925)	(948,925)	(29,292)
Decrease	(2,500)	(1,719)	(88)	(15,000)	(8,125)	(232)
Increase in the option fair value	-	-	47,482	-	-	32,634

Balance as of December 31	2,134,650	1,537,119	89,602	1,858,350	1,301,928	38,761

In accordance with the signed contracts, Credicorp assumes the payment of the income tax of this benefit on behalf of its executives and employees, which corresponds to 30 percent of the benefit. Credicorp estimates the amount over the basis of the liability recorded for the vested benefits and records it in the same caption of this plan.

The liabilities recorded for this plan are included in “Payroll taxes, salaries and other personnel expenses”, in the caption “Other liabilities” of the consolidated balance sheets (note 13 (a)) and the expenses in the caption “Personal expenses” on the consolidated income statements. In 2007, 2006 and 2005, the SARs prices were modified and informed to the executives of the Group.

During 2007 and 2006, the Group signed contracts with Citigroup by which has acquired certificates linked to the yield of Credicorp’s shares, to obtain an economic hedge of the SARs granted to its executives and employees, note 8.

Notes to the consolidated financial statements (continued)

21.	Off-balance sheet accounts

(a)	This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

Contingent credits -
Guarantees and stand by letters (c)	1,133,476	1,204,500
Import and export letters of credit (c)	431,049	250,876
	1,564,525	1,455,376

Responsabilities under credit lines agreements (e)	1,082,115	814,746
Forward foreign exchange contracts - sell (d)	939,531	561,111
Forward foreign exchange contracts - buy (d)	(1,270,648)	(592,081)
Swap contracts (d)
Interest rate swaps	1,277,841	494,158
Currency swaps	118,552	48,883
Cross currency swap	50,420	-

Total	3,762,336	2,782,193

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

The exposures to losses under commitments to guarantees, stand by letters, extend credit, provide export and import letters of credit and guarantees are represented by the contractual amount specified in these instruments. The Group applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments (note 7(a)) including the requirement to obtain collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

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

Notes to the consolidated financial statements (continued)

(d)
As of December 31, 2007 and December 31, 2006, Credicorp has foreign currency forwards derivatives (as of December 31, 2006 the Group had a minor position on options for exchange rates amounted to US$8.7 million). Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed and the change in the prices of the underlying currencies. As of December 31, 2007 and 2006, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$2,210.2 million and US$1,153.2 million, respectively, which have in general maturities of less than a year. These agreements are executed to satisfy client requirements and are recognized in the consolidated financial statements at their fair market value. As of December 31, 2007, the forward contracts net position is an overbuy of U.S. Dollars of approximately US$331.1 million (overbuy of approximately US$31.0 million as of December 31, 2006).

Interest rate and currency swaps are derivatives contracts, where counter parties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2007, the notional amount of open interest rate and currency swap contracts was approximately US$1,446.8 million (approximately US$543.0 million as of December 31, 2006). These contracts are recorded at fair value, recording both realized and unrealized gains and losses in the consolidated income statements.

As of December 31, 2006, the Group has signed one interest rate swap contract for a notional amount of US$196.0 million designated as a cash flow hedge, because it reduces the exposure to the variable interest rate risk of a portion of the loan transaction entered into by the Group on November 2005, Note 15(b). In accordance with the hedge operation, the Group pays a fixed rate of 4.57 percent and receives a variable rate equal to the monthly Libor interest rate over the notional amount and the settlements are made on a monthly basis; the instrument matures November 2012. The loan and the interest rate swap have the same critical terms.

Notes to the consolidated financial statements (continued)

As of December 31, 2007, the Group has other three interest rate swaps, which in the aggregate amounting to a nominal US$500.0 million (US$250.0, US$100.0 and US$150.0 million), designated as a cash flow hedge as a way to reduce the Group’s interest rate risk exposure arising from the transaction entered into by the Group in June 2007, note 15(b). Based on the hedge terms and conditions, the Group pays a fixed rate of 5.4775, 5.59 and 5.495 percent, respectively, and exchanges it by a floating interest rate equivalent to a monthly Libor on the nominal amount. Payments are made monthly. The maturity date of the interest rate swap amounting to US$150 million is July 2014 and the maturity of those amounting to US$250 and US$100 million is July 2017. The loan and the interest rate swaps agreements have the same critical terms.

As of December 31, 2007, the Group has signed one cross currency swap contract for a notional amount of US$50.4 million designated as a fair value hedge, because it reduces the exposure to the change in the far value of the corporate bonds issue in Peruvian currency, note 17(a)(i). In accordance with the hedge transaction, the bonds were converted from Peruvian currency to US Dollars. Likewise, the fixed annual nominal interest rate of 6.84 percent has been changed to a variable rate of Libor plus 84 basic points. The bonds and the cross currency swap have the same critical terms.

The fair value of the asset and liability forward contracts and swaps as of December 31, 2007 amounted approximately US$45.8 and US$69.7 million, respectively (approximately US$19.1 and US$7.8 million as of December 31, 2006) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively, note 13(b). As of December 31, 2007 and 2006, the fair value of the cash flow hedges amounts to a loss of US$37.4 and a gain of US$2.9 million, respectively, and is recorded in equity.

(e)
The responsibilities under credit lines agreements do not correspond to commitment of obtain credit; and include credit lines and other consumer loans that are cancelable upon notification to the consumer.

Notes to the consolidated financial statements (continued)

22.	Interest and dividend income and interest expenses

The items are made up as follow:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Interest and dividend income
Interest loans	701,471	537,671	447,392
Interest on deposits in banks	105,817	93,886	37,127
Interest from trading securities	3,289	2,913	2,497
Interest from investments available-for-sale	228,473	132,792	114,745
Dividends from trading securities	213	1,007	2
Dividends from investments available-for-sale	8,870	8,133	3,551
Other interest income	17,841	5,600	7,118

Total	1,065,974	782,002	612,432

Interest expenses
Interest on deposits and obligations	(295,750)	(189,552)	(119,138)
Interest on bonds and subordinated notes issued	(33,592)	(25,282)	(24,332)
Interest on due to banks and correspondents and borrowed funds	(83,070)	(56,634)	(20,288)
Other interest expenses	(19,588)	(12,010)	(9,401)

Total	(432,000)	(283,478)	(173,159)

During 2007, 2006 and 2005 the interest income accrued on impaired financial instrument recognized in the consolidated income statement amounted to US$3.5, US$4.1 and US$4.3 million, respectively.

Notes to the consolidated financial statements (continued)

23.	Banking services commissions

Banking services commissions for the three years ended December 31, 2007, 2006 and 2005 are as follow:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Maintenance of accounts, transfers and credit and debit card services	145,926	122,534	111,074
Funds management	83,726	38,728	14,469
Stock exchange, securities and custody	11,112	7,793	5,943
Contingent credits	23,819	22,344	19,433
Collections	29,308	24,514	18,893
Other	30,870	27,865	36,351

Total	324,761	243,778	206,163

Notes to the consolidated financial statements (continued)

24.	Net premiums earned

Premiums earned net of insurance contract ceded to reinsurer for the three years ended December 31, 2007, 2006 and 2005 are as follows:

	Gross Premiums (*)	Ceded to reinsurers and coinsurers, net	Assumed from other companies, net	Net premiums earned	Percentage of amount assumed on net premiums
	US$(000)	US$(000)	US$(000)	US$(000)%

As of December 31, 2007
Life insurance	89,598	(2,658)	1,408	88,348	1.59
Accident and health insurance	129,306	(2,488)	116	126,934	0.09
Property and casualty insurance	146,331	(71,759)	7,418	81,990	9.05

Total premiums	365,235	(76,905)	8,942	297,272	3.01

As of December 31, 2006
Life insurance	66,477	(2,923)	1,228	64,782	1.90
Accident and health insurance	111,295	(2,377)	1,526	110,444	1.38
Property and casualty insurance	138,964	(64,767)	1,838	76,035	2.42

Total premiums	316,736	(70,067)	4,592	251,261	1.83

As of December 31, 2005
Life insurance	46,239	(2,537)	965	44,667	2.16
Accident and health insurance	111,785	(2,745)	1,531	110,571	1.38
Property and casualty insurance	126,377	(61,133)	(1,527)	63,717	(2.40)

Total premiums	284,401	(66,415)	969	218,955	0.44

(*) Includes the annual variation of the technical and unearned premiums reserves.

Notes to the consolidated financial statements (continued)

25. Net claims incurred for property and casualty, life and health insurance contracts

The expenses for claims at December 31, 2007, 2006 and 2005 include the following items:

	2007
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	63,744	152,351	108,767	324,862
Ceded claims	(52)	(84,662)	(1,548)	(86,262)

Net insurance claims	63,692	67,689	107,219	238,600

	2006
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	52,713	60,285	89,797	202,795
Ceded claims	(823)	(13,698)	(1,752)	(16,273)

Net insurance claims	51,890	46,587	88,045	186,522

	2005
	Life insurance	Property and casualty insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	41,650	56,539	93,115	191,304
Ceded claims	(870)	(13,970)	(964)	(15,804)

Net insurance claims	40,780	42,569	92,151	175,500

Notes to the consolidated financial statements (continued)

26.	Other income and expenses

The items are made up as follow:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Other income
Income from the sale of assets seized	10,689	9,244	6,202
Real estate rental income	3,519	3,031	1,941
Recoveries of other accounts receivable and other assets	3,113	1,763	4,512
Other	7,613	8,638	8,916

Total other income	24,934	22,676	21,571
Other expenses
Commissions in insurance activities	29,135	25,555	19,289
Sundry technical insurance expenses	21,929	10,910	8,183
Provision for sundry risks, note 13(e)	8,096	6,461	5,567
Provisions for other account receivables	2,836	3,163	7,112
Loss from fake bills	-	-	1,960
Other	10,003	6,629	4,634

Total other expenses	71,999	52,718	46,745

Notes to the consolidated financial statements (continued)

27.	Earnings per share

The net earnings per ordinary share have been determined over the net income attributable to equity holders of Credicorp as follows:

	2007	2006	2005

Number of shares in issue:
Ordinary shares, note 18(a)	94,382,317	94,382,317	94,382,317
Less - treasury shares, note 18(b)	(14,620,842)	(14,620,842)	(14,620,842)

Weighted outstanding average number of ordinary shares	79,761,475	79,761,475	79,761,475

Net income attributable to equity holders of Credicorp (in thousands of U.S. dollars)	350,735	230,013	181,885

Basic and diluted earnings per share for net income attributable to equity holders of Credicorp (in U.S. Dollars)	4.40	2.88	2.28

28.	Business segments

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

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by industry (primary segment) and geographical area (secondary segment) as of December 31, 2007, 2006 and 2005:

(i)	Business segments by industry (amount expressed in million of U.S. Dollars):

	External income	Income from other segments	Eliminations	Total income (*)	Operating income (**)	Total assets	Fixed Assets, net	Depreciation and amortization	Other provisions (***)

2007
Banking	1,402	65	(65)	1,402	614	16,245	218	39	35
Insurance	377	13	(13)	377	110	1,138	46	4	-
Pension funds	55	(4)	4	55	(1)	244	11	8	-
Brokerage and other	47	7	(7)	47	(30)	79	-	-	(4)

Total consolidated	1,881	81	(81)	1,881	693	17,706	275	51	31

2006
Banking	975	24	(24)	975	447	11,090	197	36	2
Insurance	316	2	(2)	316	115	989	47	4	-
Pension funds	23	-	-	23	-	227	11	10	-
Brokerage and other	58	1	(1)	58	1	576	-	-	-

Total consolidated	1,372	27	(27)	1,372	563	12,882	255	50	2

2005
Banking	712	11	(11)	712	400	9,893	199	35	11
Insurance	219	14	(14)	219	80	786	46	3	-
Pension funds	-	-	-	-	-	18	2	1	-
Brokerage and other	166	3	(3)	166	3	339	1	-	-

Total consolidated	1,097	28	(28)	1,097	483	11,036	248	39	11

Notes to the consolidated financial statements (continued)

(ii)	Segment information by geographical area (amounts expressed in million of U.S. Dollars):

	2007			2006			2005
	Total income (*)	Operating income (**)	Total assets	Total income (*)	Operating income (**)	Total assets	Total income (*)	Operating income (**)	Total assets

Peru	1,573	625	12,693	1,152	518	9,655	947	438	8,336
Panama	102	10	2,506	55	7	839	28	3	593
Cayman Islands	100	19	1,423	81	14	1,364	55	13	1,238
Bolivia	78	38	815	62	28	654	50	23	493
Colombia	-	-	-	-	-	-	-	-	-
United States of America	28	1	269	22	(4)	370	17	6	376

Total consolidated	1,881	693	17,706	1,372	563	12,882	1,097	483	11,036

(*)	Include total interest and dividend income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Correspond to reserves for assets seized and the allowance for loan losses.

Notes to the consolidated financial statements (continued)

29.	Transactions with related parties

(a)
The consolidated financial statements of the Group as of December 31, 2007 and 2006 include the transactions with related parties of the companies mentioned in note 3(b). For its 2007 and 2006 consolidated financial statements, the Group defines related parties as related companies, the Board of Directors, the Group’s key executives (defined as the management of Credicorp’s Holding) and enterprises which are controlled by these individuals through their majority shareholding or their role as chairman or CEO in those companies.

(b)	The following table shows the main transactions with related companies as of December 31, 2007 and 2006.

	Related companies
	2007	2006
	US$(000)	US$(000)

Direct loans	94,102	70,636
Investments available-for-sale	90,396	62,125
Deposits	31,689	25,074
Contingent credits	14,026	13,925
Interest income related to loans	2,288	2,097
Interest expense related to deposits	2,009	1,505
Investments available-for-sale cost	1,673	-
Derivatives at fair value	386	179
Other income	1,192	953

(c)
The loans, contingent operations and derivative contracts with related parties are made in accordance with the normal market conditions available to other customers. Outstanding loans balances at the year-end are granted by collaterals given by the related part. The loans to related companies as of December 31, 2007 had a maturity between January 2008 and September 2017 and an accrued annual interest average of 6.79 percent (as of December 31, 2006 had a maturity between January 2007 and August 2012 and an accrued annual interest average of 7.71 percent). As of December 31, 2007, the provision for doubtful debts due to related parties amounts to US$0.2 million (US$0.1 million as of December 31, 2006). This amount is established based on an assessment performed on a continuous basis in the financial position of the related party and the market where it operates.

(d)
As of December 31, 2007 and 2006, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company in Peru. As of December 31, 2007 and 2006, direct loans to employees, directors and key management amounts to US$82.5 and US$59.5 million, respectively and are paid monthly during their loan enforce and earn interest at similar market rates for these loans.

The Group does not maintain loans to the directors and key personnel which are guaranteed with shares of Credicorp or other companies of the Group.

Notes to the consolidated financial statements (continued)

(e)	The Group key executives compensation as of December 31, 2007 and 2006, comprises the following captions:

	2007	2006
	US$(000)	US$(000)

Stock appreciation rights, note 20	27,113	23,206
Salaries	5,535	4,824
Directors compensations	1,162	1,173
Other	12,947	6,962

Total	46,757	36,165

The Group key executives compensation comprises all the payments received by them, including the taxes assumed by the Group.

Notes to the consolidated financial statements (continued)

30.	Financial instruments classification

The following are the carrying amounts of the financial assets and liabilities captions in the consolidated balance sheets, by categories as defined under IAS 39:

	As of December 31, 2007						As of December 31, 2006
	Financial assets/liabilities designated at fair value						Financial assets/liabilities designated at fair value
	Held for trading	At inception	Loans and receivables	Available for sale securities	Liabilities at amortized cost	Total	Held for trading	At inception	Loans and receivables	Available for sale securities	Liabilities at amortized cost	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	-	-	3,073,865	-	-	3,073,865	-	-	2,733,530	-	-	2,733,530
Trading securities	50,995	-	-	-	-	50,995	45,136	-	-	-	-	45,136
Investments available-for-sale	-	-	-	5,228,641	-	5,228,641	-	-	-	3,450,711	-	3,450,711
Loans, net	-	-	8,039,500	-	-	8,039,500	-	-	5,736,823	-	-	5,736,823
Financial assets designated at fair value through profit and loss	-	213,153	-	-	-	213,153	-	53,116	-	-	-	53,116
Premiums and other policies receivable	-	-	85,495	-	-	85,495	-	-	61,279	-	-	61,279
Accounts receivable from re-insurers and co-insurers	-	-	116,141	-	-	116,141	-	-	35,181	-	-	35,181
Due from customers on acceptances		-	35,901	-	-	35,901	-	-	45,129	-	-	45,129
Other assets, note 13	45,843	-	151,825	-	-	197,668	19,134	-	98,630	-	-	117,764

	96,838	213,153	11,502,727	5,228,641	-	17,041,359	64,270	53,116	8,710,572	3,450,711	-	12,278,669

Notes to the consolidated financial statements (continued)

	As of December 31, 2007						As of December 31, 2006
	Financial assets/liabilities designated at fair value						Financial assets/liabilities designated at fair value
	Held for trading	At inception	Loans and receivables	Available for sale securities	Liabilities at amortized cost	Total	Held for trading	At inception	Loans and receivables	Available for sale securities	Liabilities at amortized cost	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Liabilities					-
Deposits and obligation	-	-	-	-	11,350,714	11,350,714	-	-	-	-	8,838,991	8,838,991
Financial liabilities designated at fair value through profit and loss	-	50,561	-	-	-	50,561	-	-	-	-	-	-
Due to banks and correspondents	-	-	-	-	1,453,261	1,453,261	-	-	-	-	570,989	570,989
Due from customers on acceptances	-	-	-	-	35,901	35,901	-	-	-	-	45,129	45,129
Accounts payable to re-insurers and co-insurers	-	-	-	-	21,914	21,914	-	-	-	-	25,134	25,134
Borrowed funds	-	-	-	-	870,404	870,404	-	-	-	-	370,612	370,612
Bonds and subordinated notes issued	-	-	-	-	702,298	702,298	-	-	-	-	512,572	512,572
Other liabilities, note 13	69,662	-	-	-	389,314	458,976	7,774	-	-	-	257,742	265,516

	69,662	50,561	-	-	14,823,806	14,944,029	7,774	-	-	-	10,621,169	10,628,943

Notes to the consolidated financial statements (continued)

31.	Financial risk management
By their nature, the Group’s activities involved principally the use of financial instruments, including derivatives. The Group accepts deposits from customers at both fixed and floating rates, for various periods, and seeks to earn above-average interest margins by investing these funds in high-quality assets. The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates, while maintaining sufficient liquidity to meet all claims that might fall due.

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

In this sense, risk is inherent in the Group’s activities but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Group’s continuing profitability and each individual within the Group is accountable for the risk exposures relating to his or her responsibilities. The Group is exposed to credit risk, liquidity risk and market risk, the latter being subdivided into trading and non-trading risks. It is also subject to operating risks.

The independent risk control process does not include business risks such as changes in the environment, technology and industry. They are monitored through the Group’s strategic planning process.

(a)	Risk management structure-
The Board of Directors of the Group and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries (BCP, PPS and ASH) responsible for managing and monitoring risks, as further explained to follow:

(i)	Board of Directors
The Board of Directors of each major subsidiary is responsible for the overall risk management approach and responsible for the approval of the policies and strategies currently in place. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

Notes to the consolidated financial statements (continued)

(ii)	Risk Management Committee
The Risk Management Committee of each major subsidiary is responsible for the strategy to be used in mitigating risks as well as setting forth the overall principles, policies and limits for the different type of risk that face the Group. It is responsible for monitoring fundamental risk issues and manages and monitors the relevant risk decisions.

(iii)	Risk Management Department
The Risk Management Department of each major subsidiary is responsible for developing, implementing and improving, on a continuous basis, the Group’s risk management infrastructure by adopting and incorporating global best practices and following established policies.

(iv)	Internal Audit
Risk management processes throughout the Group are monitored by the internal audit function, which examines both the adequacy of the procedures and the compliance of them. Internal Audit discusses the results of all assessments with Management, and reports its findings and recommendations to the Credicorp’s Audit Committee and the Board of Directors.

(v)	Treasury and Foreign Exchange Departments
Treasury Department is responsible for managing the Group’s assets and liabilities and the overall financial structure. It is also primarily responsible for the management of funding and liquidity risks of the Group as well as the investment, forward and spot portfolios, assuming the related liquidity, interest rate and exchange rate risks, under the policies and limits currently effective and established by the Group.

(b)	Risk measurement and reporting systems-
The Group's risks are measured using a method which reflects both the expected loss likely to arise in normal circumstances and unexpected losses, which are an estimate of the ultimate actual loss based on statistical models. The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment. The Group also runs worse case scenarios that would arise in the event that extreme events which are unlikely to occur do, in fact, occur.

Monitoring and controlling risks is primarily performed based on limits established by the Group. These limits reflect the business strategy and market environment of the Group as well as the level of risk that the Group is willing to accept. In addition, the Group monitors and measures the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities.

Information compiled from all the Group’s subsidiaries is examined and processed in order to analyze, control and identify early risks. This information is presented and explained to the Board of Directors, the Risk Management Committee, and all relevant members of the Group. The report includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, VaR (Value at Risk), liquidity ratios and risk profile changes. Senior management assesses the appropriateness of the allowance for credit losses on a quarterly basis.

Notes to the consolidated financial statements (continued)

(c)	Risk mitigation-
As part of its overall risk management, the Group uses derivatives and other instruments to manage exposures resulting from change in interest rates, foreign currencies, equity risk and credit risk.

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Group. The effectiveness of hedges is assessed by the Risk Management Department (based on economic considerations rather than the IFRS hedge accounting regulations). The effectiveness of all the hedge relationships is monitored by the unit monthly. In situations of ineffectiveness, the Group will enter into a new hedge relationship to mitigate risk on a continuous basis.

The Group actively uses collateral to reduce its credit risks.

(d)	Excessive risk concentration-
Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographic region, or have similar economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry or geographical location.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

31.1	Credit risk -
(a)
The Group takes on exposure to credit risk, which is the risk that a counterparty will cause a financial loss for the Group by failing to discharge an obligation. Credit risk is the most important risk for the Group’s business; management therefore carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans, and investment activities that bring debt securities and other bills into the Group’s asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as contingent credits, which expose the Group to similar risks to loans and these are mitigated by the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated balance sheet.

Notes to the consolidated financial statements (continued)

Impairment provisions are provided for losses that have been incurred at the consolidated balance sheet date. Significant changes in the economy or in the particular situation of an industry segment that represents a concentration in the Group’s portfolio could result in losses that are different from those provided for at the balance consolidated sheet date.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to a frequent review. Limits in the level of credit risk by product, industry sector and by country are approved by the Board of Directors.

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Some other specific control and mitigation measures are outlined below:

(i)	Collateral
The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is the taking of security for funds advances, which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The principal collateral types for loans and advances are mortgages over residential properties; liens over business assets such as premises, inventory and accounts receivable; liens over financial instruments such as debt securities and equities.

Longer-term finance and lending to corporate entities are generally secured; revolving individual credit facilities are generally unsecured. In addition, in order to minimize the credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of asset-backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. It is the Group’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not occupy repossessed properties for business use.

Notes to the consolidated financial statements (continued)

(ii)	Derivatives
The Group maintains strict control limits on net open derivative positions (i.e., the difference between purchase and sale contracts), by both amount and term. At any one time, the amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (ie, assets where their fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit risk exposures on these instruments.

Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

(iii)	Credit-related commitments
The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit carry the same credit risk as loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore carry less risk than a direct loan. The Group is under no commitments to extend credit.

In order to manage the credit risk, as part of the Risk Management Department of the Group, see note 31(a), exist a Risk Management Service which its major functions are implementing methodologies and statistical models for the measurement of credit risk exposures, developing and applying methodologies for the calculation of the risk-rated, both at the corporate and business unit levels, performing analysis of credit concentrations and verifying that the credit exposures are within the established limits. Also, suggesting the global risk exposures by economic sector, time term, among others.

Also, a Risk Assessment Committee has been established comprising 3 directors, the Chief Executive Officer, the Chief Financial Officer, the Deputy Chief Executive Officer and the Risk Management Department Manager. Each of the financial indicators prepared by the Risk Management Service are analyzed by this committee on a quarterly basis to subsequently evaluate the policies, procedures and limits currently effective at the Group to make sure an efficient and effective risk management is always in place.

Notes to the consolidated financial statements (continued)

At the same time, the Group has a Credit Division, which establishes the overall credit policies for each and all the businesses in which the Group decides to take part. These policies are set forth based on the guidelines established by the Board of Directors and keeping in mind the statutory financial laws and regulations. The main activities of this function are to establish the client credit standards and guidelines (evaluation, authorization and control), to follow the guidelines established by the Board of Directors and General Management as well as those established by governmental regulatory bodies, to review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits, to monitor credit-granting activities within the different autonomous bodies, among others.

(b)
The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet, including derivatives at fair value as of December 31, 2007 and 2006. The maximum exposure is shown gross, before the effect of mitigation through any collateral:

	2007	2006
	US$(000)	US$(000)

Assets
Cash and due from banks	3,073,865	2,733,530
Trading securities	50,995	45,136
Investments available-for-sale	5,228,641	3,450,711
Loans, net	8,039,500	5,736,823
Financial assets designated at fair value through profit and loss	213,153	53,116
Premiums and other policies receivable	85,495	61,279
Accounts receivable from re-insurers and co-insurers	116,141	35,181
Due from customers on acceptances	35,901	45,129
Other assets, note 13	197,668	117,764
	17,041,359	12,278,669

Off-balance instruments
Contingent credits	1,564,525	1,455,376

Total	18,605,884	13,734,045

Notes to the consolidated financial statements (continued)

The above table represents a worse case scenario of credit risk exposure to the Group at December 31, 2007 and 2006, without taking account of any collateral held or other credit enhancements attached. For on-balance-sheet assets, the exposures set out above are based on net carrying amounts as reported in the consolidated balance sheets. As shown above, as of December 31, 2007, 52 percent of the total maximum exposure is derived from loans (52 percent as of December 31, 2006); 28 percent represents investments in trading securities and available for sale (25 percent as of December 31, 2006) and 17 percent represents cash and due from banks (20 percent as of December 31, 2006). Management is confident in its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan portfolio and investments based on the following:

-	97 percent of the loans portfolio is categorized in the top two grades of the internal rating system as of December 31, 2007 (96 percent as of December 31, 2006);

-	94 percent of the loan portfolio is considered to be neither past due nor impaired as of December 31, 2007 (93 percent as of December 31, 2006);

-
75 percent of the investments have at least investment grade credit rating (BBB- or higher) or are debt securities issued by Banco Central de Reserva del Peru – BCRP (not rated) as of December 31, 2007 (74 percent as of December 31, 2006); and

-
18 percent and 59 percent of the cash and due from banks represent amounts deposited in the vaults of the Group and in the Peruvian Central Bank (included overnight operations), respectively, as of December 31, 2007 (17 percent and 52 percent, respectively, as of December 31, 2006).

(c)	Credit risk management for loans -
Credicorp classifies all its loans into one of five risk categories, depending upon the degree of risk of non-payment of each loan. The grades used by Credicorp are: (i) normal, (ii) potential problems, (iii) substandard, (iv) doubtful and (v) loss.

The five loan risk grades have the following characteristics:

Normal (Class A): Debtors of commercial loans or credits that fall into this category have complied on a timely basis with their obligations and at the time of evaluation of the credit do not present any reason for doubt with respect to repayment of interest and principal on the agreed upon dates, and the Group must have no reason to believe that the status will change before the next evaluation. To place a loan or credit in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan or credit is required. Consumer loans warrant Class A classification if payments are current or up to eight days past-due. Residential mortgage loans warrant Class A classification if payments are current or up to thirty days past-due.

Notes to the consolidated financial statements (continued)

Potential problems (Class B): Debtors of commercial loans or credits included in this category are those that at the time of the evaluation of the credit demonstrate certain deficiencies, which, if not corrected in a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, market conditions that could affect the economic sector in which the debtor is active, material overdue debts or pending judicial collection actions initiated by other financial institutions, noncompliance with originally contracted conditions, conflicts of interest within the debtor company, labor problems; unfavorable credit history, noncompliance with internal policies of the debtor company, excessive reliance on one source of raw materials or one buyer of the debtor’s products, and low inventory turnover ratios or large inventories that are subject to competitive challenges or technological obsolescence. Consumer loans are categorized as Class B if payments are between 9 and 30 days late. Residential mortgage loans become Class B when payments are between 31 and 90 days late.

Substandard (Class C): Debtors of commercial loans or credits whose loans or credits are placed in this category demonstrate serious financial weakness, often with operating profits or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of the debtor’s financial capacity. Loans or credits demonstrating the same deficiencies that warrant classification as category B credits warrant classification as Class C credits if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. In addition, commercial loans are classified in this category when payments are between 61 and 120 days late. If payments on a consumer loan are between 31 and 60 days late, such loans are classified as Class C. Residential mortgage loans are classified as Class C when payments are between 91 and 120 days late.

Doubtful (Class D): Debtors of commercial loans or credits included in this classification present characteristics of actual credit risk that make doubtful the recovery of the loan. Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate. These credits are distinguished from Class E credits by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, albeit at a rate less than that specified in its contractual obligations. In addition, commercial loans are classified in this category when payments are between 121 and 365 days late. Consumer loans are categorized as Class D if payments are between 61 and 120 days late. Residential mortgage loans are Class D when payments are between 121 and 365 days late.

Loss credits (Class E): Commercial loans or credits which are considered unrecoverable or which for any other reason should not appear on Group’s books as an asset based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days late. Consumer loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are moved into Class E when payments are more than 365 days late.

The Group reviews its loan portfolio on a continuing basis in order to assess the completion and accuracy of its grades.

All loans considered impaired (the ones classified as substandard, doubtful and loss) are analyzed by the Groups’ management. The Group addresses impairment assessment in two areas: individually assessed allowances and collectively assessed allowances, as follows:

Notes to the consolidated financial statements (continued)

-	Individually assessed allowance -
The Group determines the allowances appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support and the realizable value of collateral, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group in order to reduce any differences between loss estimates and actual loss experience.

-	Collectively assessed allowance -
Allowances are assessed collectively for losses on loans and advances that are not individually significant (including consumer and residential mortgages) and for individually significant loans and advances where there is not yet objective evidence of individual impairment (included in categories A and B). Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is not yet objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration of the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. Local management is responsible for deciding the length of this period which can extend for as long as one year. The impairment allowance is then reviewed by credit management to ensure alignment with the Group’s overall policy.

Financial guarantees and letter of credit are assessed and provision made in similar manners as for loans.

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

Notes to the consolidated financial statements (continued)

The following is a summary of the direct loans classified in three major groups: i) Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal and potential problems; ii) Past due but not impaired loans comprising past due loans of clients classified as normal or with potential problems and iii) Impaired loans, or those past due loans of clients classified as substandard, doubtful and loss; presented net of the provision for loan losses for each of the loan grades:

	As of December 31, 2007
	Commercial loans	Residential mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)

Neither past due nor impaired -
Normal	5,517,220	1,138,912	779,866	7,435,998	91
Potential problem	347,186	13,781	7,463	368,430	5

Past due but not impaired -
Normal	204,766	70,738	52,379	327,883	4
Potential problem	5,410	318	134	5,862	-

Impaired -
Substandard	49,535	10,097	11,733	71,365	1
Doubtful	61,578	12,552	14,586	88,716	1
Loss	36,483	7,437	8,643	52,563	1
Gross	6,222,178	1,253,835	874,804	8,350,817	103
Less: Allowance for loan losses	166,203	14,454	30,662	211,319	3

Total, net	6,055,975	1,239,381	844,142	8,139,498	100

	As of December 31, 2006
	Commercial loans	Residential mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)

Neither past due nor impaired -
Normal	3,810,556	914,604	491,125	5,216,285	90
Potential problem	337,775	11,766	3,386	352,927	6

Past due but not impaired -
Normal	114,981	20,480	8,779	144,240	3
Potential problem	2,005	5,414	819	8,238	-

Notes to the consolidated financial statements (continued)

Impaired -
Substandard	52,684	7,622	5,270	65,576	1
Doubtful	98,110	14,193	9,814	122,117	2
Loss	49,726	7,194	4,974	61,894	1
Gross	4,465,837	981,273	524,167	5,971,277	103
Less: Allowance for loan losses	163,066	9,253	17,959	190,278	3

Total, net	4,302,771	972,020	506,208	5,780,999	100

Notes to the consolidated financial statements (continued)

Loans that are neither past-due nor impaired whose terms have been renegotiated are as follows:

	As of December 31, 2007
	Commercial loans	Residential mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)

Loans refinanced or restructured:
Normal	6,584	331	75	6,990	35
Potential problems	12,661	32	10	12,703	65

Total	19,245	363	85	19,693	100

	As of December 31, 2006
	Commercial loans	Residential mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)

Loans refinanced or restructured
Normal	10,751	638	19	11,408	54
Potential problems	9,426	153	33	9,612	46
Total	20,177	791	52	21,020	100

Notes to the consolidated financial statements (continued)

An aging analysis of loans past due but not impaired by class, is as follows:

	As of December 31, 2007
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Past due up to 30 days	204,766	70,738	52,379	327,883
Past due 31 - 60 days	5,398	243	131	5,772
Past due 61 - 90 days	3	14	2	19
Past due over 91 days	9	61	1	71
Total	210,176	71,056	52,513	333,745

	As of December 31, 2006
	Commercial loans	Residential mortgage loans	Consumer loans	Total

Past due up to 30 days	114,981	20,480	8,779	144,240
Past due 31 - 60 days	1,755	5,306	771	7,832
Past due 61 - 90 days	191	55	14	260
Past due over 91 days	59	53	34	146
Total	116,986	25,894	9,598	152,478

Notes to the consolidated financial statements (continued)

The break down of the gross amount of impaired loans by class, along with the fair value of related collateral and the amounts of their allowance for loan losses, are as follows:

	As of December 31, 2007
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	147,596	30,086	34,962	212,644

Fair value of collateral	59,957	19,863	3,914	83,734

Allowance for loan losses	72,793	6,238	20,173	99,204,

	As of December 31, 2006
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	200,520	29,009	20,058	249,587

Fair value of collateral	85,550	21,654	2,447	109,651

Allowance for loan losses	104,533	4,240	10,825	119,598

(d)	Credit risk management on investments in trading securities and available-for-sale -
The Group evaluates the credit risk identified of each of the financial instruments in these categories, stating the risk rating granted to them by a risk rating agency. For investments traded in Peru, the risk ratings use are those provided by Apoyo & Asociados Internacionales S.A.C. (a Peruvian rating agency authorized by the Peruvian government regulator and associated to Fitch Rating) and for investments traded abroad, the risk-ratings used are those provided by Standard & Poors. In the event any subsidiary use a risk-rating prepared by any other risk rating agency, such risk-ratings are standardized with those provided by the afore-mentioned institutions for consolidation purposes.

The following table shows the analysis of the risk-rating of held-for-trading and available-for-sale investments, provided by the institutions referred to above. These financial instruments are mostly concentrated on the first risk ratings or are debt securities issued by Banco Central de Reserva del Peru – BCRP (not rated), as a way to reduce their impact on the consolidated financial statements of any eventual substantial loss that may arise from the impairment of the credit and general position of issuers. The exposure composition is as follows:

Notes to the consolidated financial statements (continued)

	As of December 31, 2007
	Held-for-trading		Available-for-sale		Total
	US$(000)%		US$(000)%		US$(000)%

Instruments rated in Peru
AAA	271	0.5	285,661	5.5	285,932	5.4
AA- to AA +	1,301	2.6	35,943	0.7	37,244	0.7
A- to A+	149	0.3	13,306	0.3	13,455	0.3
BBB- a BBB+	-	-	2,018	-	2,018	-
BB- to BB+	-	-	2,214	-	2,214	-
Lower than B-	-	-	-	-	-	-
Unrated (*)	25,078	49.2	2,854,295	54.6	2,879,373	54.6
	26,799	52.6	3,193,437	61.1	3,220,236	61.0

Instruments rated abroad
AAA	-	-	242,428	4.6	242,428	4.6
AA- to AA +	-	-	132,907	2.5	132,907	2.5
A- to A+	-	-	234,455	4.6	234,455	4.5
BBB- a BBB+	19,336	37.8	584,549	11.2	603,885	11.4
BB- to BB+	2,119	4.2	539,816	10.3	541,935	10.3
Lower than B-	-	-	22,740	0.4	22,740	0.4
Unrated (*)	2,741	5.4	278,309	5.3	281,050	5.3
	24,196	47.4	2,035,204	38.9	2,059,400	39.0

Total	50,995	100.0	5,228,641	100.0	5,279,636	100.0

Notes to the consolidated financial statements (continued)
	As of December 31, 2006
	Held-for-trading		Available-for-sale		Total
	US$(000)%		US$(000)%		US$(000)%

Instruments rated in Peru
AAA	2	-	213,142	6.2	213,144	6.1
AA -to AA +	8,755	19.4	48,406	1.4	57,161	1.6
A to A+	777	1.7	9,207	0.3	9,984	0.3
BBB- to BBB	-	-	1,719	-	1,719	-
BB- to BB+	-	-	2,679	0.1	2,679	0.1
Lower than B-	-	-	-	-	-	-
Unrated (*)	35,602	78.9	1,521,008	44.1	1,556,610	44.6
	45,136	100.0	1,796,161	52.1	1,841,297	52.7

Instruments rated abroad
AAA	-	-	243,098	7.0	243,098	7.0
AA- to AA +	-	-	90,274	2.6	90,274	2.6
A to A+	-	-	268,555	7.8	268,555	7.7
BBB- to BBB+	-	-	412,055	11.9	412,055	11.8
BB- a BB+	-	-	420,948	12.2	420,948	12.0
Lower than BB-	-	-	16,672	0.5	16,672	0.4
Unrated (*)	-	-	202,948	5.9	202,948	5.8
	-	-	1,654,550	47.9	1,654,550	47.3

Total	45,136	100.0	3,450,711	100.0	3,495,847	100.0

(*)
As of December 31, 2007, include principally US$2,407.0 million, US$346.1 million and US$193.4 million of debt securities issued by Banco Central de Reserva del Perú - BCRP (which is a Peruvian Government entity not rated), listed and non-listed equity securities and mutual funds, respectively (US$1,277.6 million, US$250.9 million and US$96.5 million as of December 31, 2006, respectively).

Notes to the consolidated financial statements (continued)

The following table presents the summary of the various techniques used by the Group to measure the Investments available-for-sale recognized at fair value in percentage:

	2007	2006
	%	%

Quoted Market Price	39.4	47.0
Valuation Techniques - market observable inputs	58.6	51.4
Valuation Techniques - non-market observable inputs	2.0	1.6

Total	100.0	100.0

Notes to the consolidated financial statements (continued)

(e)	Concentration of financial instruments exposed to credit risk:

As of December 31, 2007 and 2006, the financial instruments with exposure to the credit risk were distributed by the following economic sectors:

	2007					2006
	Designated at fair value through profit and loss					Designated at fair value through profit and loss
	Held for trading	At inception	Loans and receivables	Available for sale securities	Total	Held for trading	At inception	Loans and receivables	Available for sale securities	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Financial services	49,901	213,153	3,303,821	3,569,312	7,136,187	1,742	53,116	2,909,132	1,166,944	4,130,934
Manufacturing	2,710	-	2,134,497	199,874	2,337,081	-	-	1,585,646	-	1,585,646
Mortgage loans	-	-	1,079,955	-	1,079,955	-	-	849,037	-	849,037
Commerce	520	-	861,701	62,011	924,232	227	-	667,895	33,973	702,095
Public Administration and defense	22,161	-	73,533	746,634	842,328	19,134	-	-	1,454,193	1,473,327
Consumer loans	-	-	833,505	-	833,505	-	-	517,911	-	517,911
Mining	11,737	-	448,570	138,578	598,885	12,189	-	293,416	28,470	334,075
Electricity, gas and water	9,802	-	330,480	207,014	547,296	6,801	-	250,819	116,965	374,585
Leaseholds and real estate activities	-	-	373,659	159,063	532,722	-	-	227,347	22,213	249,560
Communications, storage and transportation	-	-	387,911	97,945	485,856	247	-	249,597	98,685	348,529
Micro-business loans	-	-	474,968	-	474,968	-	-	15,099	-	15,099
Community Services	-	-	239,947	-	239,947	-	-	167,711	-	167,711
Construction	-	-	197,257	3,914	201,171	-	-	76,352	17,038	93,390
Agriculture	-	-	172,817	5,550	178,367	-	-	144,130	-	144,130
Fishing	-	-	131,483	-	131,483	-	-	148,919	-	148,919
Insurance activities	-	-	122,667	-	122,667	-	-	53,647	42,853	96,500
Education, health and other services	-	-	102,456	4,514	106,970	2,517	-	-	1,510	4,027
Other	7	-	233,500	34,232	267,739	21,413	-	553,914	467,867	1,043,194
Total	96,838	213,153	11,502,727	5,228,641	17,041,359	64,270	53,116	8,710,572	3,450,711	12,278,669

Notes to the consolidated financial statements (continued)

As of December 31, 2007 and 2006, the financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2007
	Designated at fair value through profit and loss
	Held for trading	At inception	Loans and receivables	Available for sale securities	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	70,189	-	10,048,500	3,693,246	13,811,935
United States of America	49	213,153	591,202	889,421	1,693,825
Panama	-	-	10,831	4,661	15,492
Germany	-	-	6,868	3,756	10,624
Canada	151	-	24,358	8,788	33,297
Bolivia	3,683	-	578,436	192,896	775,015
Spain	36	-	13,456	1,541	15,033
Venezuela	-	-	1,189	34,273	35,462
Gran Cayman	-	-	-	21,017	21,017
Chile	-	-	5,178	124,557	129,735
Netherlands	-	-	34,246	18,726	52,972
United Kingdom	13,654	-	38,571	31,041	83,266
Colombia	-	-	59,471	89,363	148,834
Brasil	-	-	2,204	36,130	38,334
Mexico	-	-	4,930	34,976	39,906
Ecuador	-	-	19,518	-	19,518
Republic of Salvador	-	-	602	11,168	11,770
Other	9,076	-	63,167	33,081	105,324

Total	96,838	213,153	11,502,727	5,228,641	17,041,359

Notes to the consolidated financial statements (continued)

	2006
	_____________________________________________________________________
	Designated at fair value through profit and loss
	Held for trading	At inception	Loans and receivables	Available for sale securities	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	31,714	-	7,331,086	1,993,424	9,356,224
United States of America	21,447	53,116	617,338	823,900	1,515,801
Panama	-	-	32,961	7,291	40,252
Germany	-	-	2,466	-	2,466
Canada	-	-	5,764	-	5,764
Bolivia	3,432	-	491,735	152,083	647,250
Spain	-	-	13,269	27	13,296
Venezuela	-	-	45,161	56,983	102,144
Gran Cayman	-	-	14,602	-	14,602
Chile	-	-	8,515	109,136	117,651
Honduras	-	-	7,284	-	7,284
Netherlands	-	-	-	8,283	8,283
United Kingdom	1	-	6,188	34,195	40,384
Colombia	-	-	35,495	73,662	109,157
Brasil	-	-	3,411	-	3,411
Mexico	-	-	616	45,613	46,229
Ecuador	-	-	14,960	-	14,960
Republic of Salvador	-	-	13,690	14,134	27,824
Other	7,676	-	66,031	131,980	205,687

Total	64,270	53,116	8,710,572	3,450,711	12,278,669

31.2	Market risk -

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

Notes to the consolidated financial statements (continued)

The Group separates exposures to market risk into two groups: (i) those that arise from value fluctuation of trading portfolios due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (ALM Book).

Trading portfolios include those liquid positions arising from market-making transactions where the Group acts as principal with clients or with the market. Non-trading portfolios consist of relatively illiquid positions, mainly banking assets and liabilities (deposits and loans) and non-trading investments (available-for-sale). Trading activities are primarily conducted by BCP, the Group’s major subsidiary.

The risks that trading portfolios face are managed through VaR historical simulation techniques; while non-trading portfolios are managed using Asset Liability Management (ALM).

(a)	Trading Book -

The trading book is made up of liquid investment instruments. The trading book is characterized for having liquid positions in equities, bonds, foreign currencies, and derivatives. Some limits have been set in order to control and monitor the risks undertaken. These risks arise from the size of the positions and/or from the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Risk Management Committees and top management. The major measurement technique used to measure and control market risk is Value at Risk (VaR).

The Group applies VaR to its trading portfolios to estimate the market risk of positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions. The Risk Management Committee set limits on the level of risk that may be accepted and review of daily.

VAR is a statistically-based estimate of the potential loss on the current portfolio from adverse market movements. It expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VAR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 day - 10 days). The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR times the square root of 10 - results are presented in the tables below. The assessment of past movements has been based on historical one-year data. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation).

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

Notes to the consolidated financial statements (continued)

As of December 31, 2007 and 2006, the Group’s VaR by type of asset is as follows:

	2007	2006
	US$(000)	US$(000)

Equity securities	5,211	5,196
Fixed Income	567	2
Derivatives	626	1,012
Consolidated VaR by type of asset	5,261	5,659

As of December 31, 2007 and 2006, the Group’s VaR by risk type is as follows:

	2007	2006
	US$(000)	US$(000)

Foreign exchange risk	133	1,928
Interest rate risk	514	78
Equity risk	4,879	4,765
Consolidated VaR by risk type	5,261	5,659

(b)	ALM Book -
The management of the risks associated with long-term and structural positions is called Asset and Liability Management (ALM). Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of the assets compared to its liabilities and hence to a reduction of its net worth.

(i)	Interest risk -
Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. The Group takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on both its fair value and cash flow risks. Interest margins may increase as a result of such changes but may also decrease in the event that unexpected movements arise. The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken, which is monitored daily by Treasury Department.

Re-pricing gap -
Gap analysis comprises aggregating re-pricing timeframes into buckets and checking if each bucket nets to zero. Different bucketing schemes might be used. An interest rate gap is simply a positive or negative net re-pricing timeframe for one of the buckets.

Notes to the consolidated financial statements (continued)

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2007
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	2,331,637	31,074	48,172	42,045	19	620,918	3,073,865
Investments	567,613	680,272	1,974,368	837,269	842,317	377,797	5,279,636
Loans	2,078,657	2,294,056	1,499,311	2,051,629	115,847	-	8,039,500
Assets designated at fair value through profit and loss	-	-	50,561	-	-	162,592	213,153
Premiums and other policies receivables	-	-	-	-	-	85,495	85,495
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	116,141	116,141
Other assets	-	-	-	-	-	898,108	898,108
Total assets	4,977,907	3,005,402	3,572,412	2,930,943	958,183	2,261,051	17,705,898

Liabilities
Deposits and obligations	3,358,599	3,089,841	1,709,965	263,913	2,088	2,926,308	11,350,714
Financial liabilities designated at fair value through profit and loss	-	-	50,561	-	-	-	50,561
Due to banks and correspondents	484,560	437,345	303,506	198,357	21,296	8,197	1,453,261
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	21,914	21,914
Technical, insurance claims reserves and reserves for unearned premiums	1,626	4,878	14,634	95,017	305,039	394,333	815,527
Borrowed funds	-	870,404	-	-	-	-	870,404
Bonds and subordinated notes issued	101,521	34,520	54,546	176,924	328,147	6,640	702,298
Other liabilities	-	-	8,275	-	-	617,671	625,946
Equity	-	-	-	-	-	1,815,273	1,815,273
Total liabilities and equity	3,946,306	4,436,988	2,141,487	734,211	656,570	5,790,336	17,705,898

Off-Balance sheet items
Derivatives assets	1,746,686	724,850	719,635	349,552	116,269	-	3,656,992
Derivatives liabilities	967,415	617,771	801,599	806,626	463,581	-	3,656,992
	779,271	107,079	(81,964)	(457,074)	(347,312)	-	-
Marginal gap	1,810,872	(1,324,507)	1,348,961	1,739,658	(45,699)	(3,529,285)	-
Accumulated gap	1,810,872	486,365	1,835,326	3,574,984	3,529,285	-	-

Notes to the consolidated financial statements (continued)

	As of December 31, 2006
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	1,068,748	8,775	1,181,148	-	-	474,859	2,733,530
Investments	402,925	532,586	1,055,645	626,422	749,667	128,602	3,495,847
Loans	1,624,343	1,325,556	1,431,177	1,023,526	296,140	36,081	5,736,823
Assets designated at fair value through profit and loss	-	-	-	-	-	53,116	53,116
Premiums and other policies receivables	-	-	-	-	-	61,279	61,279
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	35,181	35,181
Other assets	-	-	-	-	-	765,753	765,753
Total assets	3,096,016	1,866,917	3,667,970	1,649,948	1,045,807	1,554,871	12,881,529

Deposits and obligations	2,429,405	2,204,614	1,763,756	275,260	176,392	1,989,564	8,838,991
Due to banks and correspondents	292,805	45,799	47,275	84,922	98,335	1,853	570,989
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	25,134	25,134
Technical, insurance claims reserves and reserves for unearned premiums	2,149	4,298	19,341	78,611	274,741	249,081	628,221
Borrowed funds	-	370,612	-	-	-	-	370,612
Bonds and subordinated notes issued	43,044	-	83,957	363,201	22,370	-	512,572
Other liabilities		-	-	-	-	401,242	401,242
Equity	-	-	-	-	-	1,533,768	1,533,768
Total liabilities and equity	2,767,403	2,625,323	1,914,329	801,994	571,838	4,200,642	12,881,529

Off-Balance sheet items
Derivatives assets	981,884	308,913	332,171	59,708	13,557	-	1,696,233
Derivatives liabilities	720,056	176,447	335,506	379,779	84,445	-	1,696,233
	261,828	132,466	(3,335)	(320,071)	(70,888)	-	-
Marginal gap	590,441	(625,940)	1,750,306	527,883	403,081	(2,645,771)	-

Accumulated gap	590,441	(35,499)	1,714,807	2,242,690	2,645,771	-	-

Notes to the consolidated financial statements (continued)

Sensitivity to changes in interest rates -
The following table presents the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s consolidated income statement and consolidated statements of change in equity; before income tax.

The sensitivity of the consolidated income statement is the effect of the assumed changes in interest rates on the net interest income for one year before income tax, based on the floating rate non-trading financial assets and financial liabilities held at December 31, 2007 and 2006, including the effect of derivatives instruments. The sensitivity of equity is calculated by revaluing fixed rate available-for-sale financial assets, including the effect of any associated hedges, and swaps designated as cash flow hedges, as of December 31, 2007 and 2006 for the effects of the assumed changes in interest rates:

	As of December 31, 2007
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of Equity
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	7,652	-/+	20,205
U.S. Dollar	+/-	75	+/-	11,479	-/+	30,307
U.S. Dollar	+/-	100	+/-	15,305	-/+	40,408
U.S. Dollar	+/-	150	+/-	22,957	-/+	60,613
Peruvian Currency	+/-	50	-/+	2,966	-/+	20,705
Peruvian Currency	+/-	75	-/+	4,448	-/+	31,056
Peruvian Currency	+/-	100	-/+	5,932	-/+	41,409
Peruvian Currency	+/-	150	-/+	8,897	-/+	62,114

	As of December 31, 2006
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of Equity
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	5,598	-/+	31,278
U.S. Dollar	+/-	75	+/-	8,398	-/+	46,918
U.S. Dollar	+/-	100	+/-	11,198	-/+	62,557
U.S. Dollar	+/-	150	+/-	16,795	-/+	93,835
Peruvian Currency	+/-	50	-/+	494	-/+	12,461
Peruvian Currency	+/-	75	-/+	741	-/+	18,691
Peruvian Currency	+/-	100	-/+	987	-/+	24,921
Peruvian Currency	+/-	150	-/+	1,481	-/+	37,862

Notes to the consolidated financial statements (continued)

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity.

Available-for-sale equity securities and mutual funds are not considered as part of the investment securities for sensitivity calculation purposes; however, a 10 percent and 15 percent changes in market prices is conducted to these price-sensitivity securities and the expected unrealized gain or loss (equity), before income tax, is presented below:

Market price sensitivity	Changes in market prices		As of December 31, 2007		As of December 31, 2006
	%		US$(000)		US$(000)

Equity securities	+/-	10	+/-	32,088	+/-	21,557
Equity securities	+/-	15	+/-	48,132	+/-	32,335
Mutual funds	+/-	10	+/-	20,008	+/-	9,624
Mutual funds	+/-	15	+/-	30,013	+/-	14,436

Notes to the consolidated financial statements (continued)

(ii)	Foreign exchange risk -

The Group takes is expose to foreign currency exchange rates on its financial position and cash flows. The Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily. Most assets and liabilities are denominated in U.S. Dollars.

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2007 and 2006, the Group’s assets and liabilities by currencies were as follows:

	2007				2006
	U.S. Dollars	Peruvian currency	Other currencies	Total	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	2,644,858	311,828	117,179	3,073,865	2,250,111	396,238	87,181	2,733,530
Trading securities	38,647	11,463	885	50,995	14,144	30,800	192	45,136
Available-for-sale investments	1,934,672	3,129,351	164,618	5,228,641	1,493,043	1,904,535	53,133	3,450,711
Loans, net	5,555,864	2,450,297	33,339	8,039,500	4,181,558	1,492,681	62,584	5,736,823
Financial assets designated to fair value through profit and loss	213,153	-	-	213,153	53,116	-	-	53,116
Other assets	261,102	299,695	9,745	570,542	216,388	129,268	6,242	351,898
	10,648,296	6,202,634	325,766	17,176,696	8,208,360	3,953,522	209,332	12,371,214
Monetary liabilities -
Deposits and obligations	(7,173,362)	(3,892,138)	(285,214)	(11,350,714)	(6,098,199)	(2,588,864)	(151,928)	(8,838,991)
Due to bank and correspondents and borrowed funds	(2,071,882)	(248,362)	(3,421)	(2,323,665)	(883,979)	(53,193)	(4,429)	(941,601)
Financial liabilities designated at fair value through profits and loss	(50,561)	-	-	(50,561)	-	-	-	-
Bonds and subordinated notes issued	(329,567)	(372,731)	-	(702,298)	(334,608)	(177,964)	-	(512,572)
Other liabilities	(1,040,179)	(434,353)	11,144	(1,463,388)	(662,946)	(378,473)	(13,178)	(1,054,597)
	(10,665,551)	(4,947,584)	(277,491)	(15,890,626)	(7,979,732)	(3,198,494)	(169,535)	(11,347,761)
	(17,255)	1,255,050	48,275	1,286,070	228,628	755,028	39,797	1,023,453
Forwards position, net	331,117	(273,971)	(57,146)	-	30,970	(22,368)	(8,602)	-

Net monetary position	313,862	981,079	(8,871)	1,286,070	259,598	732,660	31,195	1,023,453

Notes to the consolidated financial statements (continued)

The Group manages foreign exchange risk by monitoring and controlling non - U.S. Dollar position values due to changes in exchange rates. The Group measures its performance in U.S. Dollar, so if the net foreign exchange position is positive, any depreciation of the U.S. Dollar would affect Group’s consolidated balance sheet positively. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated income statement.

The Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position); and any devaluation/revaluation of the foreign exchange position would affect the consolidated income statement. A currency mismatch would leave Group’s consolidated balance sheet vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which the Group had significant exposure as of December 31, 2007 and 2006 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax. A negative amount in the table reflects a potential net reduction in consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in currency rates	2007	2006
	%	US$(000)	US$(000)

Devaluation -
Peruvian Currency	5	(51,636)	(38,561)
Peruvian Currency	10	(109,009)	(81,407)

Revaluation -
Peruvian Currency	5	46,718	34,889
Peruvian Currency	10	89,189	66,605

Notes to the consolidated financial statements (continued)

31.3	Liquidity risk -
Liquidity risk is the risk that the Group is unable to meet its payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. The consequence may be the failure to meet obligations to repay depositors, fulfill commitments to lend or meet other operating cash needs.

The Group is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loans draw-downs, guarantees and other calls. The Group does not maintain cash resources to meet all of these needs, as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Management of the Group’s subsidiaries sets limits on the minimum proportion of funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demands. Sources of liquidity are regularly reviewed by a separate team in Group Treasury Department to maintain a wide diversification by currency, geography, provider, product and term.

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

A maturity mismatch, long-term illiquid assets against short-term liabilities, exposes a consolidated balance sheet to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a balance sheet is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt service. The contractual-maturity gap report is useful in showing liquidity characteristics.

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group by remaining contractual maturities at the consolidated balance sheets dates. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2007						As of December 31, 2006
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deposits and obligations	3,509,461	1,785,348	3,914,794	2,602,403	298,750	12,110,756	2,301,949	1,331,413	3,076,991	2,081,960	279,408	9,071,721
Financials liabilities designated at fair value through profit and loss	266	534	2,448	65,063	-	68,311	-	-	-	-	-	-
Due to bank and correspondents and Borrowed funds	274,279	524,809	486,328	1,053,649	529,040	2,868,105	406,477	143,327	254,160	369,532	502,056	1,675,552
Accounts payable to re-insurer and co-insurers	3,507	10,840	7,412	155	-	21,914	9,395	6,022	8,927	790	-	25,134
Technical, insurance claims reserves and reserves for unearned premiums	77,047	100,991	184,769	165,095	558,301	1,086,203	168,181	13,169	60,065	128,492	510,284	880,191
Bonds and subordinates notes issued	48,867	43,071	104,174	315,911	426,688	938,711	42,751	10,354	110,275	478,798	47,861	690,039
Other liabilities	30,464	23,993	367,922	83,492	-	505,871	213,325	9,489	57,205	19,253	-	299,272

Total liabilities	3,943,891	2,489,586	5,067,847	4,285,768	1,812,779	17,599,871	3,142,078	1,513,774	3,567,623	3,078,825	1,339,609	12,641,909

Notes to the consolidated financial statements (continued)

The table below shows the contractual maturity of the Group’s contingent credits at the consolidated balance sheets dates:

	As of December 31, 2007						As of December 31, 2006
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 1 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Contingent credits	318,692	253,054	571,702	402,443	18,634	1,564,525	200,256	268,490	467,405	468,836	50,389	1,455,376

The Bank expects that not all of the contingent liabilities or commitments will be drawn before expiry of the commitments.

Notes to the consolidated financial statements (continued)

31.4	Operational risk -
Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to perform, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. The Group cannot expect to eliminate all operational risks, but through a control framework and by monitoring and responding to potential risks, the Group is able to manage the risks. Controls include effective segregation of duties, access, authorization and reconciliation procedures, staff education and assessment processes, including the use of Internal Audit.

31.5	Risk of the insurance activity -
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

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted within each of theses categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome, as well as the use of reinsurance arrangements.

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

Notes to the consolidated financial statements (continued)

The estimated cost of claims includes direct expenses to be incurred in settling claims, net of the expected subrogation value and other recoveries. The Group takes all reasonable steps to ensure that it has appropriate information regarding its claims exposures. The liability for these contracts includes a provision for reported claims not yet paid and a provision for unexpired risks at the consolidated balance sheet date.

The subsidiaries of the Group that operate in the insurance segment have automatic reinsurance coverage contracts that protect them against frequency and severity losses. The reinsurance includes coverage for excess claims and catastrophes. The objective of the reinsurance is that the total net insurance loss does not affect the net worth and liquidity of the Group in any given year.

In addition to the total Group’s reinsurance program, it is possible to buy additional reinsurance protection under the automatic or facultative contract modality and for any situation the risk evaluation process considers it necessary.

In reference to reinsurance risks, the policy of the Group is to only enter into contracts with companies that are qualified as investment grade by qualified international risk rating agencies.

The Group’s placement of reinsurance is diversified such that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract. There is no single counterparty of the total reinsurance accounts receivable and payable at the consolidated balance sheet date.

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

Non-life insurance contracts (general insurance and healthcare)
The Group principally issues the following types of general insurance contracts: motor, household and commercial. Healthcare contracts provide medical expense cover to policyholders. Risk under non-life insurance policies usually cover 12 month duration.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risk arise from lifestyle changes, epidemics and medical science and technology improvements.

Notes to the consolidated financial statements (continued)

These risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured an by industry.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risk and level of insured benefits. This is largely achieved through diversification across industry sectors and geography. Further, strict claim review policies to assess all new and ongoing claims, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the risk exposure of the Group. The Group further enforces a policy of actively managing and prompt pursuing of claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit exposure to catastrophic events.

Life insurance contracts
Life insurance contracts offered by the Group include mainly immediate annuities, group life and universal life.

The main risks that the Group is exposed to are as follows:

-	Mortality / Longevity risk - risk of loss arising due to policyholder death experience being different than expected.
-	Morbidity risk - risk of loss arising due to policyholder health experience being different than expected.
-	Investment return risk - risk of loss arising from actual returns being different than expected.
-	Expense risk - risk of loss arising from expense experience being different than expected.
-	Policyholder decision risk - risk of loss arising due to policyholder experiences (lapses and surrenders) being different than expected.

These risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or by industry.

Notes to the consolidated financial statements (continued)

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. Underwriting limits are in place to enforce appropriate risk selection criteria. The Group further enforces a policy of actively managing and prompt pursuing of claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The treatment of benefits as well as the sufficiency of the reserves is a principal concern of the insurance management. The technical reserves are estimated by actuaries of the insurance segment and are reviewed by independent experts. The insurance segment continuously monitors the claim trends, which allows estimates to be carried out for incurred and non-reported claims (IBNR) based on recent information. These estimations are also reviewed by independent experts. The management has made a sensitivity analysis of the estimates of the technical reserves, note 16(c).

The insurance products do not contain particularly relevant terms or clauses that could have a significant impact or represent important uncertainties to the cash flows of the insurance segment.

Notes to the consolidated financial statements (continued)

In the following paragraphs the Group has segregated some risk information related to its insurance business, which has been already included in the Group’s consolidated risk information; in order to provide more specific insight about this particular business.

(a)	Interest risk of the insurance activity -
The following tables show the re-pricing gap of the insurance activity based on the financial statements in accordance with IFRS and after the eliminations for consolidation:

	As of December 31, 2007
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	16,520	-	-	-	-	4,354	20,874
Investments	4,295	10,847	11,630	96,207	513,714	159,755	796,448
Premiums and other policies receivables	-	-	-	-	-	85,495	85,495
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	116,141	116,141
Other assets	-	-	-	-	-	119,503	119,503
Total assets	20,815	10,847	11,630	96,207	513,714	485,248	1,138,461

Liabilities
Due to banks and correspondents	2,964	-	-	-	-	9	2,973
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	21,914	21,914
Technical, insurance claims reserves and reserves for unearned premiums	1,626	4,878	14,634	95,017	305,039	394,333	815,527
Other liabilities	-	-	-	-	-	32,869	32,869
Equity	-	-	-	-	-	265,178	265,178
Total liabilities and equity	4,590	4,878	14,634	95,017	305,039	714,303	1,138,461
Marginal gap	16,225	5,969	(3,004)	1,190	208,675	(229,055)	-

Accumulated gap	16,225	22,194	19,190	20,380	229,055	-	-

Notes to the consolidated financial statements (continued)

	As of December 31, 2006
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	18,464	-	-	-	-	59,548	78,012
Investments	3,439	15,856	44,392	102,051	411,725	143,823	721,286
Premiums and other policies receivables	-	-	-	-	-	61,279	61,279
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	35,181	35,181
Other assets	-	-	-	-	-	93,629	93,629
Total assets	21,903	15,856	44,392	102,051	411,725	393,460	989,387

Liabilities
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	25,134	25,134
Technical, insurance claims reserves and reserves for unearned premiums	2,149	4,298	19,341	78,611	274,741	249,081	628,221
Other liabilities	-	-	-	-	-	46,104	46,104
Equity	-	-	-	-	-	289,928	289,928
Total liabilities and equity	2,149	4,298	19,341	78,611	274,741	610,247	989,387
Marginal gap	19,754	11,558	25,051	23,440	136,984	(216,787)	-

Accumulated gap	19,754	31,312	56,363	79,803	216,787	-	-

Notes to the consolidated financial statements (continued)

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, in consolidated income statement and equity of the insurance activity, before income tax:

	As of December 31, 2007
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of Equity
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	129	-/+	9,883
U.S. Dollar	+/-	75	-/+	194	-/+	14,824
U.S. Dollar	+/-	100	-/+	259	-/+	19,766
U.S. Dollar	+/-	150	-/+	388	-/+	29,649
Peruvian Currency	+/-	50	+/-	50	-/+	1,533
Peruvian Currency	+/-	75	+/-	75	-/+	2,300
Peruvian Currency	+/-	100	+/-	101	-/+	3,066
Peruvian Currency	+/-	150	+/-	151	-/+	4,599

	As of December 31, 2006
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of Equity
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	694	-/+	9,863
U.S. Dollar	+/-	75	-/+	1,040	-/+	14,794
U.S. Dollar	+/-	100	-/+	1,387	-/+	19,726
U.S. Dollar	+/-	150	-/+	2,081	-/+	29,589
Peruvian Currency	+/-	50	-/+	26	-/+	1,367
Peruvian Currency	+/-	75	-/+	38	-/+	2,051
Peruvian Currency	+/-	100	-/+	51	-/+	2,735
Peruvian Currency	+/-	150	-/+	77	-/+	4,102

The interest rate sensitivities set out in the table above are illustrative only and employ simplified scenarios. It should be note that the effects may not be linear and therefore the results cannot be extrapolated. The sensitivities do not incorporate actions that could be taken by management to mitigate the effect of the interest rate movements, nor do the take account of any resultant changes in policyholder behaviors.

Notes to the consolidated financial statements (continued)

(b)	Foreign exchange risk of the insurance activity -
As of December 31, 2007 and 2006, the insurance activity assets and liabilities by currencies after the eliminations for consolidation were as follows:

	2007
	U.S. Dollars	Peruvian Currency	Total
	US$(000)	US$(000)	US$(000)

Monetary assets	800,899	259,279	1,060,178
Monetary liabilities	(636,170)	(211,013)	(847,183)

Net monetary position	164,729	48,266	212,995

	2006
	U.S. Dollars	Peruvian Currency	Total
	US$(000)	US$(000)	US$(000)

Monetary assets	592,875	324,363	917,237
Monetary liabilities	(483,995)	(199,777)	(683,772)

Net monetary position	108,880	124,585	233,465
The table below shows the sensitivity analysis of the Peruvian Currency as of 31 December 2007 and 2006 on the insurance activity non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar on the consolidated income statement, with all other variables held constant, before income tax. A negative amount in the table reflects a potential net reduction in consolidated income statement, while a positive amount reflects a net potential increase.

Sensitivity Analysis	Change in currency rates	2007	2006
	%	US$(000)	US$(000)

Devaluation -
Peruvian Currency	5	(2,540)	(6,557)
Peruvian Currency	10	(5,363)	(13,843)

Revaluation -
Peruvian Currency	5	2,298	5,933
Peruvian Currency	10	4,388	11,326

Notes to the consolidated financial statements (continued)

(c)	Liquidity risk of the insurance activity -
The insurance companies of the Group are exposed to requirements of cash available, mainly for contracts of insurance claims of short term. The liquidity risk is the risk that the cash may not be available to pay obligations at their maturity at a reasonable cost. The Group holds the available funds for covering its liabilities according to their maturity and unexpected claims.

The insurance companies of the Group control the liquidity risk through the exposure of the maturity of their liabilities. Therefore, the investment plan has been structured according the maturities in order to manage the risk of fund requirements to cover insurance claims and others, in addition to the Group support.

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group under non-derivative financial liabilities by remaining contractual maturities at the consolidated balance sheets dates. The amounts disclosed in the table are the contractual undiscounted cash flows and include the interest raisen:

	As of December 31, 2007						As of December 31, 2006
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Due to bank and correspondents and Borrowed funds	2,973	-	-	-	-	2,973	-	-	-	-	-	-
Accounts payable to re-insurer and co-insurers	3,507	10,840	7,412	155	-	21,914	9,395	6,022	8,927	790	-	25,134
Technical, insurance claims reserves and reserves for unearned premiums	77,047	100,991	184,769	165,095	558,301	1,086,203	168,181	13,169	60,065	128,492	510,284	880,191
Other liabilities	9,974	7,594	847	280	-	18,695	31,772	440	546	-	-	32,758

Total liabilities	93,501	119,425	193,028	165,530	558,301	1,129,785	209,348	19,631	69,538	129,282	510,284	938,083

Notes to the consolidated financial statements (continued)

(d)	Credit risk of the insurance activity -
Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

-
The credit risk in respect of customer balances, incurred on non-payment of premiums or contributions will only persist during the grace period specified in the policy document or trust deed until expiry, when the policy is either paid up or terminated. Commission paid to intermediaries is netted off against amounts receivable from them to reduce the risk of doubtful debts.

-
Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following policy guidelines in respect of counterparties’ limits that are set each year by the board of directors and are subject to regular reviews. At each reporting date, management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, ascertaining suitable allowance for impairment.

-
A Group policy setting out the assessment and determination of what constitutes credit risk for the Group. Compliance with the policy is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

31.6	Capital management

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the Superintendencia de Banca, Seguros y AFP (SBS), the supervising authority of its major subsidiaries and for consolidation purposes.

The Group’s objectives when managing capital, which is a broader concept than the “Equity” on the face of the consolidated balance sheets, are: (i) to comply with the capital requirements set by the regulators of the banking markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business.

Notes to the consolidated financial statements (continued)

Capital adequacy and the use of regulatory capital are monitored daily by the Group’s management, employing techniques based on the guidelines developed by the Basel Committee, as implemented by the SBS for supervisory purposes. The required information is filed with the SBS on a quarterly basis. The SBS requires each bank or banking group to: (a) hold the minimum level of the regulatory capital, and (b) maintain a ratio of total regulatory capital to the risk-weighted asset at maximum level of 11. In addition, those individual banking subsidiaries or similar financial institutions not incorporated in Peru are directly regulated and supervised by their local banking supervisor, which may differ from country to country.

The risk-weighted assets are measured by means of a hierarchy of five risk weights classified according to the nature and reflecting an estimate of credit, market and other risks associated with each asset and counterparty, taking into account any eligible collateral or guarantees. A similar treatment is adopted for off-balance sheet exposure, with some adjustments to reflect the more contingent nature of the potential losses.

As of December 31, 2007 and 2006, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately US$1,420.2 and US$1,008.0 million, respectively. This regulatory capital has been determined in accordance with the Superintendencia de Banca, Seguros y AFP (SBS) regulations in force as of such dates. According to the Superintendencia de Banca, Seguros y AFP (SBS) and the Administradoras Privadas de Fondos de Pensiones (AFP) regulations, the Group’s regulatory capital exceeds in approximately US$350.4 million the minimum regulatory capital required as of December 31, 2007 (approximately US$157.0 million as of December 31, 2006).

31.7	Fair value

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

Notes to the consolidated financial statements (continued)

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(a)
Assets for which fair value approximates carrying value - For financial assets and financial liabilities that are liquid or having a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(b)
Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. For those notes issued where quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

(c)
Financial instrument recorded at fair value - The fair value for financial instruments traded in active markets at the consolidated balance sheets dates is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques and comparison to similar instruments for which market observable prices exist.

Notes to the consolidated financial statements (continued)

Based in the aforementioned, set out below is a comparison of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated balance sheets. The table does not include the fair values of non-financial assets and non-financial liabilities:

	2007		2006
	Book value	Fair value	Book value	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	3,073,865	3,073,865	2,733,530	2,733,530
Trading securities	50,995	50,995	45,136	45,136
Investments available-for-sale	5,228,641	5,228,641	3,450,711	3,450,711
Loans, net	8,039,500	8,056,106	5,736,823	5,731,285
Financial assets designated at fair value through profit and loss	213,153	213,153	53,116	53,116
Premiums and other policies receivable	85,495	85,495	61,279	61,279
Accounts receivable from re-insurers
Accounts receivable from re-insurers and co-insurers	116,141	116,141	35,181	35,181
Due from customers on acceptances	35,901	35,901	45,129	45,129
Other assets	197,668	197,668	117,764	117,764
Liabilities
Deposits and obligation	11,350,714	11,350,714	8,838,991	8,838,991
Due to banks and correspondents	1,453,261	1,453,185	570,989	571,248
Banker’s acceptances outstanding	35,901	35,901	45,129	45,129
Accounts payable to re-insurers and co-insurers	21,914	21,914	25,134	25,134
Financial liabilities designated at fair value through profit and loss	50,561	50,561	-	-
Borrowed funds	870,404	870,404	370,612	370,612
Bonds and subordinated notes issued	702,298	716,609	512,572	517,539
Other liabilities	458,976	458,976	265,516	265,516

Notes to the consolidated financial statements (continued)

31.8	Fiduciary activities and management of investment and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties. The Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of poor administration or under-performance.

As of December 31, 2007 and 2006, the assigned value of the financial assets under administration (in U.S. Dollars million) is as follows:

	2007	2006

Investments funds	1,768.8	1,124.2
Pension Funds	5,939.0	4,163.4
Equity managed	2,740.7	1,688.7

Total	10,448.5	6,976.3

 Notes to the consolidated financial statements (continued)

Ernst & Young
Assurance | Tax | Transactions | Advisory

Acerca de Ernst & Young
Ernst & Young es líder global en auditoría, impuestos, transacciones y servicios de asesoría. Cuenta con aproximadamente 500 profesionales en el Perú como parte de sus 130,000 profesionales alrededor del mundo, quienes comparten los mismos valores y un firme compromiso con la calidad.

Marcamos la diferencia ayudando a nuestra gente, clientes y comunidades a alcanzar su potencial.

Puede encontrar información adicional sobre Ernst & Young en www.ey.com

© 2008 Ernst & Young.
All Rights Reserved.
Ernst & Young is
a registered trademark.

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