Form 20-F/A
period 2007-12-31
CREDICORP LTD
filed 2008-10-03
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes          ☐         No        ☒

EXPLANATORY NOTE

Credicorp Ltd. is filing this amendment to its Form 20-F for the year ended December 31, 2007 to supplement information concerning share ownership in the original Form 20-F filed on June 30, 2008 (the “Original Filing”).

This amendment amends and restates the following Items of Credicorp’s Form 20-F:

•	Item 6(E) "Share Ownership"

This amendment and the Original Filing continue to speak as of June 30, 2008, the date on which the Original Filing was made. Except as described above, this amendment does not, and does not purport to, amend or restate the information in any other Item of the Original Filing, or update the disclosure for or on account of any events that have occurred after the date on which the Original Filing was made.

For the convenience of the reader, the document has been re-filed in its entirety.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise specified or the context otherwise requires, references in this Form 20-F (the “Annual Report”) to “$,” “US$,” “Dollars,” “U.S. Dollars,” are to United States Dollars, and references to “S/.,” “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles and references to “foreign currency” are to U.S. Dollars. Each Nuevo Sol is divided into 100 céntimos (cents).

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

SELECTED FINANCIAL DATA

	Year ended December 31,
	2003		2004		2005		2006		2007
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$	548,285	US$	542,842	US$	612,432	US$	782,002	US$	1,065,974
Interest expense		(163,580)		(160,298)		(173,159)		(283,478)		(432,000)
Net interest income		384,705		382,544		439,273		498,524		633,974
Provision for loan losses (1)		(66,421)		(16,131)		6,356		4,243		(28,439)
Net interest income after provision for loan losses		318,284		366,413		445,629		502,767		605,535
Fees and commissions from banking services		189,472		201,474		206,163		243,778		324,761
Net gains (losses) from sales of securities		3,235		10,135		8,965		27,281		41,359
Net gains on foreign exchange transactions		23,681		24,165		29,286		41,638		61,778
Net premiums earned		125,115		192,672		218,955		251,261		297,272
Other income		23,227		8,105		21,571		26,197		90,022
Claims on insurance activities		(99,774)		(154,325)		(175,500)		(186,522)		(238,600)
Operating expenses		(430,373)		(459,928)		(477,073)		(585,058)		(742,072)
Merger costs		(18,587)		(3,742)		0		(5,706)		0
Income before translation result and income tax		134,280		184,969		277,996		315,636		440,055
Translation result		(3,675)		2,040		(9,597)		15,216		34,627
Income tax		(39,695)		(45,497)		(73,546)		(83,587)		(102,287)
Net income		90,910		141,512		194,853		247,265		372,395
Net income attributable to Credicorp’s equity holders		80,607		130,747		181,885		230,013		350,735
Minority interests		10,303		10,765		12,968		17,252		21,660
Net income per Common Share attributable to Credicorp’s equity holders (2)		1.01		1.64		2.28		2.88		4.40
Cash dividends declared per Common Share		0.40		0.80		1.10		1.30		1.50

BALANCE SHEET DATA:
IFRS:
Total assets		8,321,783		9,087,560		11,036,075		12,881,529		17,705,898
Total loans (3)		4,481,496		4,559,018		4,972,975		5,877,361		8,183,845
Reserves for loan losses (1)		(326,677)		(271,873)		(218,636)		(210,586)		(229,700)
Total deposits		5,976,506		6,270,972		7,067,754		8,799,134		11,299,671
Equity attributable to Credicorp's equity holders		910,730		1,065,197		1,190,440		1,396,822		1,676,009
Minority interest		72,841		85,253		101,515		136,946		139,264
Net Equity		983,571		1,150,450		1,291,955		1,533,768		1,815,273
SELECTED RATIOS:
IFRS:
Net interest margin (4)		5.15%		4.85%		4.90%		4.64%		4.50%
Return on average total assets (5)		0.95		1.50		1.81		1.92		2.29
Return on average equity attributable to Credicorp's equity holders (6)		9.27		13.55		16.39		18.47		22.67
Operating expenses as a percentage of net interest and non-interest income (7)		50.66		49.18		46.25		50.26		50.62
Operating expenses as a percentage of average assets		5.08		5.28		4.74		4.89		4.85
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets		10.94		11.72		10.79		10.84		9.47
Regulatory capital as a percentage of risk-weighted assets (8)		15.28		14.04		13.10		11.98		12.80
Total past due loan amounts as a percentage of total loans (9)		5.72		3.49		1.93		1.31		0.75
Reserves for loan losses as a percentage of total loans		7.29		5.96		3.97		3.24		2.58
Reserves for loan losses as a percentage of total loans and other contingent credits (10)		5.38		4.99		3.19		2.59		2.17
Reserves for loan losses as a percentage of total past due loans (11)		127.50		170.93		206.22		247.85		343.68
Reserves for loan losses as a percentage of substandard loans (12)		50.26		54.11		65.42		78.24		101.98

(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write off recoveries.

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

	As of and for the Year ended December 31, 2007
	Total Revenues		Operating Income		Total Assets
	(U.S. Dollars in millions)
Commercial Banking	US$	1,402	US$	614	US$	16,245
Insurance		377		110		1,138
Pension Fund Administration		55		(1)		244
Investment Banking and others		47		(30)		79
Credicorp	US$	1,881	US$	693	US$	17,706

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

As for financial results for 2007, under IFRS, PPS, which encompasses Pacífico Seguros, Pacífico Vida and Pacífico Salud EPS, recorded a total premium of US$467.2 million, a 25.4% increase from 2006. Pacifico Seguros reported a net income of US$12.5 million in 2007, less than the US$53.3 million obtained in 2006, a year in which Pacifico Seguros reported extraordinary financial gains of approximately US$40 million from the sale of a significant share package, including BCP shares, which are eliminated for the consolidation of Credicorp. The 2007 results are low also given the low performance of the general insurance business as a result of the increase in net claims paid as a percentage of net premiums written. In August, a 7.9 magnitude earthquake struck the southern area of the country which affected Pacífico Seguros’ underwriting results as well as the local insurance industry generally. The company was affected also by the severity of other fire and technical claims that had a negative impact in the company results. As a consequence, its contribution to Credicorp consolidated net income in 2007 was US$9 million, a 35% drop compared to the previous period.

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

In US$thousands	Risk without collateral or with only personal collateral or guarantee		Risk with preferred guarantees (1)		Years
Board of Directors		No credit limit		No credit limit	No credit limit
Executive Committee	US$	60,000	US$	60,000	15
General Manager	US$	15,000	US$	30,000	15
Credit Group Manager	US$	7,500	US$	15,000	15
Credit Risk Manager	US$	4,000	US$	8,000	10
Credit Risk Chiefs	US$	1,000	US$	3,000	10

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

The SBS, whose authority and activities are discussed in “—(11)  Supervision and Regulation,” is the regulatory authority charged with implementation and enforcement of the norms contained in Law 26702 and, more generally, with the supervision and regulation of all financial institutions in Peru. On June 22, 2008, the SBS issued amendments to the Peruvian Banking regulations, some of which will take effect in December 2008 and in July 2009. Credicorp’s management is currently evaluating the impact of these amendments on its consolidated financial statements.

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

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2005						2006						2007
ASSETS:	Average Balance		Interest Earned		Real Avg. Rate	Nominal Avg. Rate	Average Balance		Interest Earned		Real Avg. Rate	Nominal Avg. Rate	Average Balance		Interest Earned		Real Avg. Rate	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$	5,361	US$	50	-0.55%	0.93%	US$	13,346	US$	157	0.16%	1.18%	US$	16,559	US$	339	1.00%	2.05%
Foreign Currency		1,118,471		24,004	2.15	2.15		1,763,854		56,813	3.22	3.22		1,422,395		46,582	3.27	3.27
Total		1,123,832		24,054	2.13	2.14		1,777,200		56,970	3.20	3.21		1,438,954		46,921	3.25	3.26
Deposits in other banks
Nuevos Soles		31,926		1,073	1.84	3.36		43,684		1,762	2.99	4.03		30,337		1,224	2.99	4.04
Foreign Currency		443,948		12,000	2.70	2.70		711,694		35,154	4.94	4.94		1,002,633		57,672	5.75	5.75
Total		475,874		13,073	2.65	2.75		755,378		36,916	4.83	4.89		1,032,970		58,896	5.67	5.70
Investment securities
Nuevos Soles		1,221,669		51,222	2.66	4.19		985,054		51,545	4.18	5.23		2,110,943		140,094	5.57	6.64
Foreign Currency		1,290,919		73,138	5.67	5.67		1,589,978		89,760	5.65	5.65		2,131,911		109,508	5.14	5.14
Total		2,512,588		124,360	4.21	4.95		2,575,032		141,305	5.08	5.49		4,242,854		249,602	5.35	5.88
Total loans (1)
Nuevos Soles		831,393		132,692	14.26	15.96		1,307,784		178,469	12.51	13.65		1,942,261		262,402	12.37	13.51
Foreign Currency		3,888,576		314,700	8.09	8.09		4,104,477		359,202	8.75	8.75		5,101,392		439,070	8.61	8.61
Total		4,719,969		447,392	9.18	9.48		5,412,261		537,671	9.66	9.93		7,043,653		701,472	9.65	9.96
Total dividend-earning assets
Nuevos Soles		65,234		2,252	1.93	3.45		119,106		6,171	4.13	5.18		215,100		6,004	1.76	2.79
Foreign Currency		65,511		1,301	1.99	1.99		109,129		2,970	2.72	2.72		118,334		3,079	2.60	2.60
Total		130,745		3,553	1.96	2.72		228,235		9,141	3.46	4.01		333,434		9,083	2.06	2.72
Total interest-earning assets
Nuevos Soles		2,155,583		187,289	7.09	8.69		2,468,974		238,104	8.55	9.64		4,315,200		410,063	8.41	9.50
Foreign Currency		6,807,425		425,143	6.25	6.25		8,279,132		543,899	6.57	6.57		9,776,665		655,911	6.71	6.71
Total		8,963,008		612,432	6.45	6.83		10,748,106		782,003	7.02	7.28		14,091,865		1,065,974	7.23	7.56
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles		135,168						168,332						250,118
Foreign Currency		179,250						200,523						255,715
Total		314,418						368,855						505,833
Reserves for loan losses
Nuevos Soles		(33,020)						(33,859)						(37,601)
Foreign Currency		(191,132)						(167,337)						(154,917)
Total		(224,152)						(201,196)						(192,518)
Premises and equipment
Nuevos Soles		177,012						165,610						182,308
Foreign Currency		66,559						79,281						73,948
Total		243,571						244,891						256,256
Other non-interest-earning assets
Nuevos Soles		141,397						84,716						334,653
Foreign Currency		320,424						412,659						561,477
Total		461,821						497,375						896,130
Total non-interest-earning assets
Nuevos Soles		420,557						384,799						729,478
Foreign Currency		375,101						525,126						736,223
Total		795,658						909,925						1,465,701
Total average assets
Nuevos Soles		2,576,140		187,289	5.70	7.27		2,853,773		238,104	7.26	8.34		5,044,678		410,063	7.05	8.13
Foreign Currency		7,182,526		425,143	5.92	5.92		8,804,258		543,899	6.18	6.18		10,512,888		655,911	6.24	6.24
Total		9,758,666		612,432	5.86	6.28		11,658,031		782,003	6.44	6.71		15,557,566		1,065,974	6.50	6.85

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2005						2006						2007
LIABILITIES	Average Balance		Interest Paid		Real Avg. Rate	Nominal Avg. Rate	Average Balance		Interest Paid		Real Avg. Rate	Nominal Avg. Rate	Average Balance		Interest Paid		Real Avg. Rate	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-bearing liabilities:
Demand deposits
Nuevos Soles(1)	US$	641,920	US$	6,056	-0.54%	0.94%	US$	776,964	US$	8,631	0.10%	1.11%	US$	1,120,416	US$	12,761	0.10%	1.14%
Foreign Currency(1)		926,710		10,861	1.17	1.17		1,512,284		16,150	1.07	1.07		2,206,983		12,362	0.56	0.56
Total		1,568,630		16,917	0.47	1.08		2,289,248		24,781	0.74	1.08		3,327,399		25,123	0.40	0.76
Savings deposits
Nuevos Soles(1)		452,826		3,495	-0.71	0.77		518,859		4,917	-0.06	0.95		711,641		8,550	0.16	1.20
Foreign Currency(1)		1,118,117		5,739	0.51	0.51		1,238,890		7,919	0.64	0.64		1,396,318		11,319	0.81	0.81
Total		1,570,943		9,234	0.16	0.59		1,757,749		12,836	0.43	0.73		2,107,959		19,869	0.59	0.94
Time deposits
Nuevos Soles(1)		562,148		24,300	2.79	4.32		709,208		36,221	4.05	5.11		1,440,081		82,746	4.66	5.75
Foreign Currency(1)		2,944,558		76,954	2.61	2.61		3,068,947		124,344	4.05	4.05		3,613,304		180,741	5.00	5.00
Total		3,506,706		101,254	2.64	2.89		3,778,155		160,565	4.05	4.25		5,053,385		263,487	4.90	5.21
Due to banks and correspondents
Nuevos Soles		159,892		3,162	0.48	1.98		249,212		14,870	4.91	5.97		153,258		8,719	4.60	5.69
Foreign Currency		448,419		18,260	4.07	4.07		865,365		45,143	5.22	5.22		1,411,710		81,210	5.75	5.75
Total		608,311		21,422	3.13	3.52		1,114,577		60,013	5.15	5.38		1,564,968		89,929	5.64	5.75
Bonds
Nuevos Soles		122,521		9,655	6.30	7.88		153,178		11,041	6.13	7.21		201,787		12,954	5.33	6.42
Foreign Currency		295,821		14,677	4.96	4.96		292,984		14,242	4.86	4.86		341,643		20,638	6.04	6.04
Total		418,342		24,332	5.35	5.82		446,162		25,283	5.30	5.67		543,430		33,592	5.78	6.18
Total interest-bearing liabilities
Nuevos Soles		1,939,307		46,668	0.90	2.41		2,407,421		75,680	2.11	3.14		3,627,183		125,730	2.40	3.47
Foreign Currency		5,733,625		126,491	2.21	2.21		6,978,470		207,798	2.98	2.98		8,969,958		306,270	3.41	3.41
Total		7,672,932		173,159	1.88	2.26		9,385,891		283,478	2.76	3.02		12,597,141		432,000	3.12	3.43
Non-interest-bearing liabilities and net equity:
Other liabilities
Nuevos Soles		108,140						56,016						157,062
Foreign Currency		770,712						862,715						1,123,751
Total		878,852						918,731						1,280,813
Equity attributable to Credicorp equity holders
Nuevos Soles		—						—						-
Foreign Currency		1,133,773						1,247,195						1,547,283
Total		1,133,773						1,247,195						1,547,283
Minority Interest
Nuevos Soles		—
Foreign Currency		93,109						106,214						132,329
Total		93,109						106,214						132,329
Total non-interest-bearing liabilities and equity
Nuevos Soles		108,140						56,016						157,062
Foreign Currency		1,977,594						2,216,124						2,803,363
Total		2,085,734						2,272,140						2,960,425
Total average liabilities and equity
Nuevos Soles		2,047,447		46,668	0.78	2.28		2,463,437		75,680	2.04	3.07		3,784,245		125,730	2.26	3.32
Foreign Currency		7,711,219		126,491	1.64	1.64		9,194,594		207,798	2.20	2.26		11,773,321		306,270	2.60	2.60
Total		9,758,666		173,159	1.46	1.77		11,658,031		283,478	2.21	2.43		15,557,566		432,000	2.52	2.78

(1)	Includes the amount paid to Central Bank for the deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2006/2005			2007/2006
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	74	33	107	38	144	182
Foreign Currency	13,851	18,958	32,809	(10,998)	767	(10,231)
Total	13,925	18,991	32,916	(10,960)	911	(10,049)
Deposits in other banks
Nuevos Soles	395	294	689	(538)	-	(538)
Foreign Currency	7,237	15,917	23,154	14,371	8,147	22,518
Total	7,632	16,211	23,843	13,833	8,147	21,980
Investment securities
Nuevos Soles	(9,921)	10,244	323	58,914	29,635	88,549
Foreign Currency	16,943	(321)	16,622	30,594	(10,846)	19,748
Total	7,022	9,923	16,945	89,508	18,789	108,297
Total loans(1)
Nuevos Soles	76,033	(30,256)	45,777	86,585	(2,652)	83,933
Foreign Currency	17,473	27,029	44,502	87,245	(7,377)	79,868
Total	93,506	(3,227)	90,279	173,830	(10,029)	163,801
Total dividend-earning assets
Nuevos Soles	1,860	2,059	3,919	4,974	(5,141)	(167)
Foreign Currency	866	803	1,669	251	(142)	109
Total	2,726	2,862	5,588	5,225	(5,283)	(58)
Total interest-earning assets
Nuevos Soles	27,229	23,586	50,815	178,047	(6,088)	171,959
Foreign Currency	91,912	26,844	118,756	98,381	13,631	112,012
Total	119,141	50,430	169,571	276,428	7,543	283,971
Interest Expense:
Demand deposits
Nuevos Soles	1,274	1,301	2,575	3,815	315	4,130
Foreign Currency	6,863	(1,574)	5,289	7,419	(11,207)	(3,788)
Total	8,137	(273)	7,864	11,234	(10,892)	342
Savings deposits
Nuevos Soles	510	912	1,422	1,827	1,806	3,633
Foreign Currency	620	1,560	2,180	1,006	2,394	3,400
Total	1,130	2,472	3,602	2,833	4,200	7,033
Time deposits
Nuevos Soles	6,357	5,564	11,921	37,327	9,198	46,525
Foreign Currency	3,251	44,139	47,390	22,056	34,341	56,397
Total	9,608	49,703	59,311	59,383	43,539	102,922
Due to banks and correspondents and issued bonds
Nuevos Soles	1,766	9,942	11,708	(5,725)	(426)	(6,151)
Foreign Currency	16,978	9,905	26,883	28,501	7,566	36,067
Total	18,744	19,847	38,591	22,776	7,140	29,916
Bonds
Nuevos Soles	2,416	(1,030)	1,386	3,504	(1,591)	1,913
Foreign Currency	(141)	(294)	(435)	2,365	4,031	6,396
Total	2,275	(1,324)	951	5,869	2,440	8,309
Total interest-bearing liabilities
Nuevos Soles	11,265	17,747	29,012	38,345	11,705	50,050
Foreign Currency	27,463	53,844	81,307	59,301	39,171	98,472
Total	38,728	71,591	110,319	97,646	50,876	148,522

(1)	Figures for total loans include past due loans, but do not include accrued but unpaid interest on such past due loans in the year in which such loans became past due. Accrued interest is included.

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

	Year ended December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian Central Bank	US$	—	US$	37,547	US$	—
Commercial banks		55,941		55,819		41,826
Total Nuevo Sol-denominated	US$	55,941	US$	93,366	US$	41,826
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$	1,275,965	US$	1.105,921	US$	1,000,000
U.S. Dollars, other		632,698		739,028		1,360,649
Other		8,076		55,506		50,472
Total Foreign Currency-denominated	US$	1,916,739	US$	1,900,455	US$	2,411,121
Total	US$	1,972,680	US$	1,993,821	US$	2,452,947

(ii)	Investment Portfolio

The following table shows the fair value of Credicorp’s trading and available-for-sale investment securities by type at the dates indicated. See Notes 5 and 6 to the Credicorp Consolidated Financial Statements.

	On December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian Government bonds	US$	129,137	US$	156,890	US$	274,391
Equity securities		144,919		148,333		227,751
Bonds		91,065		74,010		110,916
Peruvian Central Bank certif. notes		835,287		1,277,613		2,407,005
Other investments		40,287		264,112		132,788
Total Nuevo Sol-denominated	US$	1,240,695		1,920,958		3,152,851
Foreign Currency-denominated:
Equity securities	US$	63,332	US$	102,543	US$	118,313
Bonds		891,666		1,114,211		1,198,073
Investment in Peruvian debt		185,138		268,235		362,603
Peruvian Central Bank certif. notes		310,528		—		—
Other investment		163,894		61,634		406,262
Total Foreign Currency-denominated	US$	1,614,558	US$	1,546,623	US$	2,085,251

Total securities holdings	US$	2,855,253	US$	3,467,581	US$	5,238,102

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

The weighted-average yield on Credicorp’s Nuevo Sol-denominated dividend-earning assets was 3.5% in 2005, 5.2% in 2006 and 2.8% in 2007. The weighted-average yield on Credicorp’s foreign currency-denominated portfolio was 2.0% in 2005, 2.7% in 2006 and 2.6% in 2007. The total weighted-average yield of Credicorp’s dividend –earning assets was 2.7% in 2005, 4.0% in 2006 and 2.7% in 2007.

The following table shows the maturities of Credicorp’s trading and available-for-sale investment securities by type on December 31, 2007:

	Within 1 year		After 1 year but within 3years		Maturing After 3 years but within 5 years		Maturing After 5 years but within 10 years		After 10 Years		Total
	(U.S. Dollars in thousands, except percentages)
Nuevo Sol-denominated:
Peruvian government bonds	US$	104,856	US$	38,228	US$	—	US$	38,211	US$	93,096	US$	274,391
Equity securities (1)		227,751		—		—		—		—		227,751
Bonds and debentures		20,097		21,045		2,891		12,124		54,759		110,916
Peruvian Central Bank certif. notes		1,971,161		435,844		—		—		—		2,407,005
Other investments		96,048		12,074		2,290		15,354		7,022		132,788
Total Nuevo Sol-denominated	US$	2,419,913	US$	507,191	US$	5,181	US$	65,689	US$	154,877	US$	3,152,851
Foreign Currency-denominated:
Peruvian Government Bonds		73,004		1,363		26,981		92,648		168,607		362,603
Equity securities (1)		118,313		—		—		—		—		118,313
Bonds Peruvian Central Bank certificates notes		164,559		409,755		139,752		176,081		307,926		1,198,073
Other investments		384,124		7,020		3,618		7,351		4,149		406,262
Total Foreign Currency-denominated	US$	740,000	US$	418,138	US$	170,351	US$	276,080	US$	480,682	US$	2,085,251
Total securities holdings:	US$	3,159,1913	US$	925,329	US$	175,532	US$	341,769	US$	635,559	US$	5,238,102

Weighted average yield												5.65%

(1)	Equity securities in Credicorp’s account are categorized as maturing within one year.

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

(iii)	Loan Portfolio

Loans by Type of Loan

The following table shows Credicorp’s loans by type of loan, at the dates indicated:

	On December 31,
	2003		2004		2005		2006		2007
	(U.S. Dollars in thousands)
Loans	US$	3,284,141	US$	3,507,831	US$	3,865,643		4,662,730		6,520,116
Leasing transactions		452,635		424,902		564,575		675,804		1,118,301
Discounted notes		176,991		183,519		213,232		256,534		325,047
Factoring		56,446		58,116		87,757		89,171		109,928
Advances and overdrafts		45,827		48,506		49,283		84,262		127,486
Refinanced loans		296,116		243,892		175,211		126,006		88,451
Past due loans		256,208		159,057		95,769		76,770		61,488
Unearned interest		(86,868)		(66,805)		(78,495)		(93,916)		(166,972)
Total loans:	US$	4,481,496	US$	4,559,018	US$	4,972,975	US$	5,877,361	US$	8,183,845
Total past due loans amounts		(256,208)		(159,057)		(95,769)		(76,770)		(61,488)
Total performing loans	US$	4,225,288	US$	4,399,961	US$	4,877,206	US$	5,800,591	US$	8,122,357

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

Past due loans: Includes overdue loans. See “— Past Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows Credicorp’s total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2003			2004			2005
	(U.S. Dollars in thousands, except percentages)
Economic Activity	Amount		% Total	Amount		% Total	Amount		% Total
Manufacturing	US$	1,461,350	32.61%	US$	1,376,874	30.20%	US$	1,430,559	28.77%
Consumer Loans (1)		1,033,881	23.07		1,187,378	26.04		1,364,910	27.45
Commerce		560,052	12.50		523,574	11.48		625,908	12.59
Realty Businesses and Leasing Services		233,506	5.21		224,745	4.93		216,095	4.35
Mining		233,355	5.21		194,022	4.26		223,156	4.49
Communication, Storage and Transportation		189,612	4.23		181,018	3.97		210,002	4.22
Electricity, Gas and Water		211,610	4.72		248,571	5.45		192,096	3.86
Agriculture		142,697	3.18		160,167	3.51		153,410	3.08
Fishing		90,786	2.03		68,604	1.50		117,104	2.35
Financial Services		96,371	2.15		90,042	1.98		105,484	2.12
Education, Health and Other Services		99,702	2.22		62,341	1.37		69,468	1.40
Construction		70,676	1.58		72,879	1.60		68,217	1.37
Others (2)		144,766	3.23		235,608	5.17		275,061	5.53
Sub total		4,568,364	101.94		4,625,823	101.47		5,051,470	101.58
Unearned interest		(86,868)	-1.94		(66,805)	-1.47		(78,495)	-1.58
Total	US$	4,481,496	100.00%	US$	4,559,018	100.00%	US$	4,972,975	100.00%

(1)	Includes credit card and mortgage loans, other consumer loans and small business.
(2)	Includes personal banking and small business loans and other sectors.

	At December 31,
	2006			2007
	(U.S. Dollars in thousands, except percentages)
Economy Activity	Amount		% Total	Amount		% Total
Manufacturing	US$	1,624,765	27.65%	US$	2,204,481	26.94%
Consumer Loans (1)		1,729,682	29.43		2,480,916	30.31
Commerce		686,291	11.68		884,253	10.80
Realty Businesses and Leasing Services		236,445	5.16		387,180	4.73
Mining		303,238	4.36		463,577	5.66
Communication, Storage and Transportation		255,730	2.55		394,986	4.83
Electricity, Gas and Water		256,541	4.02		341,718	4.18
Agriculture		150,020	2.79		179,509	2.19
Fishing		152,538	1.27		134,235	1.64
Financial Services		163,946	4.35		219,850	2.69
Education, Health and Other Services		75,376	1.28		106,423	1.30
Construction		74,482	2.60		201,298	2.46
Others (2)		262,223	4.46		352,391	4.31
Sub total		5,971,277	101.60		8,350,817	102.04
Unearned interest		(93,916)	-1.60		(166,972)	-2.04
Total		5,877,361	100.00%		8,183,845	100.00%

(1)	Includes credit card and mortgage loans, other consumer loans and small business.
(2)	Includes personal banking and small business loans and other sectors.

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

Loan Portfolio Denomination

The following table presents Credicorp’s Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated.

	At December 31,
	2003			2004			2005
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	723,955	16.15%	US$	662,058	14.52%	US$	1,032,481	20.76%
Foreign Currency-denominated		3,757,541	83.85%		3,896,960	85.48%		3,940,494	79.24%
Total loans (1)	US$	4,481,496	100.00%	US$	4,559,018	100.00%	US$	4,972,975	100.00%

	At December 31,
	2006			2007
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	1503,306	25.58%	US$	2,461,787	30.08%
Foreign Currency-denominated		4,374,055	74.42%		5,722,058	69.92%
Total loans (1)	US$	5,877,361	100.00%	US$	8,183,845	100.00%

(1)	Net of unearned interest.

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of Credicorp’s performing loan portfolio on December 31, 2007, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

			Maturing
	Amount at December 31, 2007		Within 3 months		After 3 months but within 12 months		After 1 year but within 3 years		After 3 years but within 5 years		After 5 years
	(U.S. Dollars in thousands, except percentages)
Loans	US$	6,520,116	US$	2,581,571	US$	1,373,870	US$	990,849	US$	457,089	US$	1,116,736
Leasing transactions		1,118,301		268,338		159,508		432,984		197,334		60,136
Discounted notes		325,047		310,585		14,386		75		—		—
Refinanced loans		88,451		20,672		14,106		18,731		12,247		22,695
Factoring		109,928		108,466		1,032		430		—		—
Advances and overdrafts		127,486		126,905		581		—		—		—
Total.	US$	8,289,329	US$	3,416,537	US$	1,583,484	US$	1,443,070	US$	666,670	US$	1,199,568
Percentage of total performing loan portfolio		100.00%		41.22%		18.86%		17.41%		8.04%		14.47%

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of the loan portfolio on December 31, 2007, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2007		Maturing After 1 year
	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$	309,781	US$	221,015
Foreign Currency-denominated		1,292,134		992,355
Total		1,601,914		1,213,370

Fixed Rate (2)
Nuevo Sol-denominated		2,152,006		473,955
Foreign Currency-denominated		4,429,924		1,457,076
Total		6,581,930		1,931,031

Total (1)	US$	8,183,845	US$	3,144,401

(1)	Net of unearned interest
(2)	Most of financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.

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

	At December 31,
	2003		2004		2005		2006		2007
	(U.S. Dollars in thousands)
Commercial loans	US$	3,680,491	US$	3,625,678	US$	3,771,488	US$	4,390,547	US$	6,055,206
Consumer loans		251,785		283,410		356,595		506,184		874,804
Residential mortgage loans		549,220		649,930		844,892		980,630		1,253,835
Total performing loans (1)	US$	4,481,496	US$	4,559,018	US$	4,972,975	US$	5,877,361	US$	8,183,845

(1)	Net of unearned interest.

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

The following table shows Credicorp’s direct loan portfolio at the dates indicated:

	At December 31,
	2003			2004			2005
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total	Amount		% Total
A: Normal	US$	3,393,833	75.7%	US$	3,719,973	81.6%	US$	4,273,719	85.9%
B: Potential Problems		437,682	9.8		336,619	7.4		397,387	8.0%
C: Substandard		240,316	5.4		195,062	4.3		82,858	1.7%
D: Doubtful		266,723	6.0		184,206	4.0		146,898	3.0%
E: Loss		142,942	3.1		123,158	2.7		72,113	1.4%
Total (1)	US$	4,481,496	100.00%	US$	4,559,018	100.0%	US$	4,972,975	100.0%
C+D+E	US$	649,981	14.5%	US$	502,426	11.0%	US$	301,869	6.1%

	At December 31,
	2006			2007
Level of Risk
Classification	Amount		% Total	Amount		% Total
A: Normal	US$	5,296,653	90.1%	US$	7,602,347	92.9%
B: Potential Problems		337,497	5.7%		371,119	4.5%
C: Substandard		62,192	1.1%		71,340	0.9%
D: Doubtful		122,215	2.1%		88,540	1.1%
E: Loss		58,804	1.0%		50,499	0.6%
Total (1)	US$	5,877,361	100.0%	US$	8,183,845	100.0%
C+D+E	US$	243,211	4.1%	US$	210,379	2.6%
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

	At December 31,
	2003		2004		2005		2006		2007
	(U.S. Dollars in thousands, except percentages)
Current	US$	4,225,288	US$	4,399,961	US$	4,877,206	US$	5,800,591	US$	8,122,357
Past due:
Overdue 16-119 days		50,981		11,572		10,860		20,655		20,825
Overdue 120 days or more		205,227		147,485		84,909		56,115		40,663
Subtotal	US$	256,208	US$	159,057	US$	95,769	US$	76,770	US$	61,488
Total loans	US$	4,481,496	US$	4,559,018	US$	4,972,975	US$	5,877,361	US$	8,183,845
Past due loan amounts as a percentage of total loans		5.72%		3.49%		1.93%		1.31%		0.75%

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

Past Due Loan Portfolio

The following table analyzes Credicorp’s past due loan portfolio by type of loan at the dates indicated:

	At December 31,
	2003		2004		2005		2006		2007
Past due loan amounts:	(U.S. Dollars in thousands)
Loans	US$	194,761	US$	85,467	US$	63,889	US$	57,345	US$	48,088
Discounted notes		1,531		776		1,124		596		636
Advances and overdrafts in demand deposits		3,400		4,157		3,412		1,844		3,974
Leasing transactions		8,716		9,387		6,412		5,237		2,110
Refinanced loans		47,800		59,270		20,932		11,748		6,680
Total past due portfolio	US$	256,208	US$	159,057	US$	95,769	US$	76,770	US$	61,488
Less: Reserves for loan losses(1)	US$	326,677	US$	271,873	US$	218,636	US$	210,586	US$	229,700
Total past due portfolio net of reserves	US$	(70,469)	US$	(112,816)	US$	(122,867)	US$	(133,816)	US$	(168,212)

(1)	Includes reserves for indirect credits (see -Loan Loss Reserves).

Interest on past due loans and loans in legal collection is recognized when collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract amount is approximately US$15.0 million and US$28.1 million as of December 31, 2007 and 2006, respectively.

Loan Loss Reserves

The following table shows the changes in Credicorp’s reserves for loan losses and movements at the dates indicated:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	424,031	US$	326,677	US$	271,873	US$	218,636	US$	210,586
Additional provisions (reversals)		66,421		16,131		(6,356)		(4,243)		28,439
Acquisitions and transfers		—		—		(9,024)		—		—
Recoveries of write-offs		17,416		32,287		35,032		44,284		34,084
Write-offs		(185,688)		(105,267)		(71,405)		(49,859)		(47,266)
Monetary correction and other		4,497		2,045		(1,484)		1,768		3,857
Total reserves for loan losses at the end of the year	US$	326,677	US$	271,873	US$	218,636	US$	210,586	US$	229,700

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

Allocation of Loan Loss Reserves

The following table sets forth the amounts of reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 7(d) to the Credicorp Consolidated Financial Statements):

	At December 31,
	2003		2004		2005		2006		2007
	(U.S. Dollars in thousands)
Commercial loans	US$	287,784	US$	236,419	US$	196,059	US$	183,374	US$	184,584
Consumer loans		14,479		14,079		14,409		17,959		30,662
Residential mortgage loans		24,414		21,375		8,528		9,253		14,454
Total reserves	US$	326,677	US$	271,873	US$	218,636	US$	210,586	US$	229,700

(iv)	Deposits

The following table presents the components of Credicorp’s deposit base at the dates indicated:

	At December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$	725,878	US$	996,246	US$	1,457,155
Foreign Currency-denominated		1,075,436		1,796,187		2,507,346
Total	US$	1,801,314		2,792,433		3,964,501
Savings deposits:
Nuevo Sol-denominated	US$	483,695	US$	610,292	US$	877,205
Foreign Currency-denominated		1,621,669		1,341,686		1,503,699
Total	US$	2,105,364	US$	1,951,978	US$	2,380,904
Time deposits:
Nuevo Sol-denominated	US$	391,374	US$	862,901	US$	1,391,008
Foreign Currency-denominated		2,068,533		2,355,256		2,576,856
Total	US$	2,459,907	US$	3,218,157	US$	3,967,864
Foreign Currency Bank Certificates Foreign Currency-denominated	US$	46,378	US$	61,539	US$	90,119
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	US$	70,435	US$	103,282	US$	149,308
Foreign Currency-denominated		584,356		671,745		746,975
Total	US$	654,791	US$	775,027	US$	896,283
Total deposits:
Nuevo Sol-denominated	US$	1,671,382	US$	2,572,721	US$	3,874,676
Foreign Currency-denominated		5,396,372		6,226,413		7,424,995
Total	US$	7,067,754	US$	8,799,134	US$	11,299,671

The following table sets forth information regarding the maturity of Credicorp’s time deposits in denominations of US$100,000 or more on December 31, 2007:

	At December 31, 2007
	(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$	3,949
Maturing after 30 but within 60 days		1,853
Maturing after 60 but within 90 days		1,421
Maturing after 90 but within 180 days		9,449
Maturing after 180 but within 360 days		4,045
Maturing after 360 days		32,655
Total certificates of deposits	US$	53,372
Time deposits:
Maturing within 30 days	US$	1,939,402
Maturing after 30 but within 60 days		428,989
Maturing after 60 but within 90 days		324,879
Maturing after 90 but within 180 days		338,271
Maturing after 180 but within 360 days		315,006
Maturing after 360 days		306,398
Total time deposits	US$	3,652,945
Total	US$	3,706,317

•	Return on Equity and Assets

	At December 31,
	2005	2006	2007

Return on assets (1)	1.81%	1.92%	2.29%

Return on equity (2)	16.39%	18.47%	22.67%

Dividend payout ratio (3)	48.24%	45.08%	34.11%

Equity to assets ratio (4)	12.37%	11.61%	10.80%

Shareholders’ equity to assets ratio (5)	11.41%	10.70%	9.95%

(1)	Net income attributable to equity holders of Credicorp as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to equity holders of Credicorp as a percentage of average net equity attributable to Credicorp’s equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to Credicorp’s equity holders per share.
(4)	Average equity attributable to Credicorp’s equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to Credicorp’s equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

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

The following table sets forth Credicorp’s short-term borrowings:

	At December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)

Year-end balance	US$	878,237	US$	360,801	US$	878,183

Average balance	US$	307,930	US$	479,657	US$	247,437

Maximum quarter-end balance	US$	878,237	US$	792,609	US$	878,183

Weighted average nominal Year-end interest rate		4.38%		5.00%		4.70%

Weighted average nominal Interest rate		4.69%		4.81%		4.87%

(C)	Organizational Structure

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

Results of Operations for the Three Years Ended December 31, 2007

The following table sets forth, for the years 2005, 2006 and 2007, the principal components of Credicorp’s net income:

	Year ended December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Interest income	US$	612,432	US$	782,002	US$	1,065,974
Interest expense		(173,159)		(283,478)		(432,000)
Net interest income	US$	439,273	US$	498,524	US$	633,974
Provision for loan losses		6,356		4,243		(28,439)
Net interest income after Provision	US$	445,629	US$	502,767	US$	605,535
Noninterest income		265,985		338,894		517,920
Insurance premiums earned net of claims on insurance activities		43,455		64,739		58,672
Other expenses		(477,073)		(585,058)		(742,072)
Merger costs		—		(5,706)		—
Income before translation result and income tax	US$	277,996	US$	315,636	US$	440,055
Translation result (loss) gain	US$	(9,597)	US$	15,216	US$	34,627
Income tax		(73,546)		(83,587)		(102,287)
Net income	US$	194,853	US$	247,265	US$	372,395
Net income attributable to:
Credicorp’s shareholders		181,885		230,013		350,735
Minority interests		12,968		17,252		21,660
Net income	US$	194,853	US$	247,265	US$	372,395

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

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)

Interest income:
Loans	US$	447,392	US$	537,670	US$	701,471
Deposits in banks		13,073		36,916		58,896
Deposits in Central Bank		24,054		56,970		46,921
Investment securities and others		124,360		141,305		249,603
Dividends		3,553		9,141		9,083
Total interest income	US$	612,432	US$	782,002	US$	1,065,974

Interest expense:
Saving deposits	US$	9,234	US$	12,836	US$	19,869
Time deposits		101,254		160,565		263,487
Issued bonds		24,332		25,283		33,592
Borrowing from other financial institutions and others		21,422		60,013		89,929
Demand deposits		16,917		24,781		25,123
Total interest expense	US$	173,159	US$	283,478	US$	432,000
Net interest income	US$	439,273	US$	498,524	US$	633,974

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

The following table sets forth the movements in Credicorp’s reserve for loan losses:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	424,031	US$	326,677	US$	271,873	US$	218,636	US$	210,586
Provisions		66,421		16,131		(6,356)		(4,243)		28,439

Acquisitions and sales		—		—		(9,024)		—		—

Recoveries of write-offs		17,416		32,287		35,032		44,284		34,084

Write-offs		(185,688)		(105,267)		(71,405)		(49,859)		(47,266)

Monetary Correction and Other		4,497		2,045		(1,484)		1,768		3,857
Reserves for loan losses at the End of the year	US$	326,677	US$	271,873	US$	218,636	US$	210,586		229,700

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

Noninterest income

The following table reflects the components of Credicorp’s noninterest income:

	Year ended December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$	206,163	US$	243,778	US$	324,761
Net gains from sales of securities		8,965		27,281		41,359
Net gains on foreign exchange transactions		29,286		41,638		61,778
Other income		21,571		26,197		90,022
Total non-interest income	US$	265,985	US$	338,894	US$	517,920

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

Insurance premiums and claims on insurance activities

The following table reflects the premiums earned and claims incurred in connection with Credicorp’s insurance activities:

	Year ended December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Net premiums earned	US$	218,955	US$	251,261	US$	297,272
Net claims incurred		(42,569)		(46,587)		(67,689)
Increase in costs for future benefits for life and health policies		(132,931)		(139,935)		(170,911)
Total net premiums and claims	US$	43,455	US$	64,739	US$	58,672

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

Other Expenses

The following table reflects the components of Credicorp’s other expenses:

	Year ended December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Salaries and employee benefits	US$	236,347	US$	303,332	US$	409,037
General and administrative		138,294		172,304		206,966
Depreciation and amortization		38,728		50,317		51,013
Provision for assets seized		16,959		6,387		3,057
Other		46,745		52,718		71,999
Merger costs		—		5,706		—
Total other expenses and merger costs	US$	477,073	US$	590,764	US$	742,072

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
____________________________
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

The following table presents Credicorp’s core deposits, other deposits and other sources of funds:

	At December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Core Deposits:
Demand deposits	US$	1,801,314	US$	2,792,433	US$	3,964,501
Savings deposits		2,105,364		1,951,978		2,380,904
Severance indemnity deposits		654,791		775,027		896,283
Total core deposits	US$	4,561,469	US$	5,519,438	US$	7,241,688

Other Deposits:
Time deposits		2,459,907		3,218,157		3,967,864
Bank certificates		46,378		61,539		90,119
Total deposits	US$	7,067,754	US$	8,799,134	US$	11,299,671

Due to banks and correspondents	US$	1,301,295	US$	936,534	US$	2,314,418

Issued bonds		425,611		508,493		694,982

Total sources of funds	US$	8,794,660	US$	10,244,161	US$	14,309,071

Core deposits as a percent of total deposits		64.5%		62.7%		64.1%
Core deposits as a percent of total sources of liquid funds		51.9%		53.9%		50.6%

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

The following table presents Credicorp’s deposits at the Central Bank, and its investments in Central Bank certificates:

	At December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Funds at Central Bank
Deposits	US$	1,599,153	US$	1,405,853	US$	1,798,581

Certificates of deposits	US$	554,530	US$	1,110,002	US$	2,164,188

BCRP-Repo Transactions	US$	591,285		167,611		242,817

Total funds at Central Bank	US$	2,744,968	US$	2,683,466	US$	4,502,586
Total funds at Central Bank of Perú as a percent of total deposits		38.8%		30.5%		37.2%

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

The following table presents Credicorp’s issued bonds:

	Years ended December 31,
	2005		2006		2007
	(U.S. Dollars in millions)
Issued bonds
Corporate Bonds	US$	35.0	US$	47.2	US$	50.1
Leasing Bonds		40.0		0.0		39.6
Subordinated bonds		0.0		0.0		5.0
Subordinated debt		0.0		120.0		161.3
Total issuance	US$	75.0	US$	167.2	US$	256.0

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

The following table reflects Credicorp’s off-balance sheet arrangements as of December 31, 2005, 2006 and 2007:

	At December 31,
	Year ended December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)
Contingent Credits

Guarantees and stand by letters	US$	982,044	US$	1,204,500	US$	1,133,476
Import and export letters of credit		238,902		250,876		431,049
Sub Total		1,220,946		1,455,376		1,564,525

Responsibilities under credit line agreements		531,816		814,746		1,082,115
Financial derivative contracts, net		310,944		(30,970)		(331,117)
Swap contracts		572,160		543,041		1,446,813

Total	US$	2,635,866	US$	2,782,193	US$	3,762,336

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

			Payments due by period
	Total at December 31, 2007		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(U.S. Dollars in thousands)
Borrowed funds	US$	2,015,744	US$	784,643	US$	416,623	US$	404,636	US$	409,842
Promotional credit lines		196,204		98,375		71,100		4,534		22,195
Interbank funds		102,470		102,470		—		—		—
Time deposits		3,967,863		3,643,668		254,750		30,743		38,702
Operating lease obligations		54,806		9,270		14,471		11,491		19,574
Total.	US$	6,337,087	US$	4,638,426	US$	756,944	US$	451,404	US$	490,313

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)	Directors and Senior Management

Board of Directors

The following table sets forth the current Directors of Credicorp.

Name	Position	Years served as a Director(1)
Dionisio Romero	Chairman	38
Luis Nicolini	Vice Chairman	32	(2)
Fernando Fort	Director	26
Reynaldo Llosa	Director	25
Juan Carlos Verme	Director	18
Luis Enrique Yarur	Director	12
Felipe Ortiz de Zevallos	Director	3	(3)
Germán Suárez	Director	3	(3)
______________________________________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2007.
(2)	Mr. Nicolini resigned as a Director in April 2008 and was replaced by Mr. Raimundo Morales.
(3)	Elected at the Annual General Shareholders’ Meeting on March 31, 2005.

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

Luis Nicolini, an industrial banker by profession, served as Vice Chairman of Banco de Crédito del Perú from August 1995 to April 2008. He is also a Director on the Boards of Inversiones Centenario, Alicorp, PPS, and is Chairman of the textile company Fábrica de Tejidos La Bellota. He has also served as Vice Chairman of ASB. He is also Deputy Chairman and Director of BCB and BCP’s subsidiaries. In April 2008, the Board of Directors was informed of Mr. Nicolini’s decision to resign as a member of the Board. Mr. Raimundo Morales was appointed as Director and Vice Chairman of Credicorp in April 2008, to replace Luis Nicolini.

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

Name	Position	Years Served as an Officer(1)
Dionisio Romero	Chief Executive Officer	38	(2)
Raimundo Morales	Chief Operating Officer (until April 2008)	28	(3)
Walter Bayly	Chief Operating Officer (from April 2008) Chief Financial and Accounting Officer (until April 2008)	15
Carlos Muñoz	Executive Vice President (until April 2008)	27
Alvaro Correa	Chief Financial and Accounting Officer (from April 2008)	15	(4)
José Luis Gagliardi	Senior Vice President, Administration and Human Resources	27	(5)
David Saettone	Senior Vice President, Insurance	10

________________________
(1)	Of Credicorp, its subsidiaries and their predecessors as of December 31, 2007.
(2)	Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3)	Mr. Morales resigned as COO of Credicorp in October 2007 and was appointed Director and Vice Chairman of Credicorp in April 2008.
(4)	As of April 2008, Mr. Alvaro Correa is the Chief Financial and Accounting Officer.
(5)	Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

Dionisio Romero, the Chief Executive Officer of Credicorp, also serves on Credicorp’s Board of Directors. See “—Directors.”

Raimundo Morales, the former Chief Operating Officer of Credicorp and the General Manager of Banco de Crédito del Perú resigned as COO of Credicorp In October 2007 and was appointed Director and Vice President of Credicorp in April 2008. See “—Directors.”

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

The Audit Committee is responsible for assisting in the recommendation of independent auditors to be appointed at the Annual General Shareholders’ Meeting of Credicorp and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews Credicorp’s annual and quarterly financial statements before their presentation to regulatory bodies and maintains the integrity of the preparation of audits. Until March 2008 the members of the Audit Committee were Messrs. Yarur (Chairman), Nicolini, Llosa and Verme. In its session held on March 28, 2008 the Board of Directors elected the members of the new Audit Committee as follows: Mr. Germán Suarez as President and financial expert and Mr. Reynaldo Llosa. The Audit Committee has designated as advisors Mr. Benedicto Cigüeñas and Mr. Luis Nicolini.

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

As of September 30, 2008, the Romero family (represented by Mr. Dionisio Romero) owned 14.9 million (15.82%) Credicorp Common Shares and Mr. Luis Yarur owned approximately 1.495 million (1.58%) Credicorp Common Shares. No other director or executive officer of Credicorp beneficially owns more than one percent of Credicorp's Common Shares. See “Item 7. Major Shareholders and Related Party Transactions-(A) Major Shareholders.” In addition, other members of the Board of Directors that own Credicorp Common Shares are: Mr. Luis Nicolini, Mr. Fernando Fort, Mr. Reynaldo Llosa and Mr. Juan Carlos Verme, in each case less than one percent of Credicorp's total outstanding Common Shares.

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

The following table shows cash and stock dividends paid by Credicorp in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
1999	94,382,317	US$	0.20	0.00
2000	94,382,317	US$	0.10	0.00
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00

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

	High		Low		Average Daily Volume
2003	US$	13.38	US$	9.35	41,931
2004	US$	15.87	US$	12.00	22,184
2005	US$	28.81	US$	14.41	82,338
2006	US$	45.42	US$	21.88	176,388
2007	US$	76.81	US$	38.04	279,602

2006
First quarter	US$	28.99	US$	21.88	145,969
Second quarter	US$	29.21	US$	24.81	178.809
Third quarter	US$	41.17	US$	28.13	206,243
Fourth quarter	US$	45.42	US$	38.42	154,515
2007
First quarter	US$	51.68	US$	38.80	283,922
Second quarter	US$	61.95	US$	47.92	277,383
Third quarter	US$	66.39	US$	55.50	303,425
Fourth quarter	US$	76.81	US$	65.14	244,437
2008
First quarter	US$	78.69	US$	68.63	356,633
Second quarter (through June 6)	US$	85.27	US$	73.56	348,050

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
_____________________
Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for the Common Shares on the Lima Stock Exchange.

	High	Low
	U.S. Dollars
2007
December	76.48	71.19
2008
January	78.56	68.64
February	74.52	69.13
March	73.98	70.12
April	80.90	77.50
May	83.20	80.25
June (through June 6)	84.80	84.00
_____________________
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

The effectiveness of Credicorp’s internal control over financial reporting as of December 31, 2007 has been audited by Medina, Zaldívar, Paredes & Asociados, (member firm of Ernst & Young Global), Credicorp’s independent registered public accounting firm, as stated in their report included herein, and expressed an unqualified opinion on the effectiveness of Credicorp’s internal control over financial reporting as of December 31, 2007.

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

	Years ended December 31,
	2005		2006		2007
	(U.S. Dollars in thousands)

Audit	US$	1,293	US$	1,779		2,264
Audit – Related		—		61		—
Tax		21		15		28
All Other		557		29		32

Total	US$	1,871	US$	1,884	US$	2,323

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

Dated: October 3, 2008

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2007 and 2006

Content

Report of Independent Registered Public Accounting Firm	F-3

Consolidated financial statements	F-2

Consolidated balance sheets	F-5
Consolidated income statements
Consolidated statements of changes in equity	F-7
Consolidated cash flows statements
Notes to the consolidated financial statements	F-9

Ernst & Young
Quality In Everything We Do

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

Inscrita en la partida 11396556 del Registro
de Personas Jurídicas de Lima y Callao

Miembro de Ernst & Young Global

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

Notes to the consolidated financial statements (continued)

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

	Book value of the entity acquired	Fair value recognition	Fair value of the entity acquired
	US$(000)	US$(000)	US$(000)

Assets -
Cash and cash equivalents	1,428	-	1,428
Restricted mutual fund	32,265	-	32,265
Client relationships	-	88,378	88,378
Other Intangibles	3,424	9,603	13,027
Property, furniture and equipment	2,060	-	2,060
Goodwill	-	49,047	49,047
Other assets	5,605	-	5,605

Liabilities -
Trade accounts payable	4,688	-	4,688
Other accounts payable	5,352	-	5,352
Other liabilities	7,433	32,824	40,257
Net acquired assets	27,309	114,204	141,513	(*)

(*)	Cash paid for the acquisition and related direct cost

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

5.	Trading securities
(a)	This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

Shares -
Listed equity securities	24,947	34,692

Bonds and similar instruments -
Sovereign bonds - Republic of Peru (b)	18,806	-
Peruvian treasury bonds (b)	2,119	-
Corporate and leasing bonds	1,711	2,260

Notes to the consolidated financial statements (continued)

	2007	2006
	US$(000)	US$(000)

Bank certificates	1,400	1,726
Other	1,476	6,456
	25,512	10,442
	50,459	45,134
Accrued interest	536	2

Total	50,995	45,136

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

Other reserves contain the unrealized net gains from available-for-sale investments and of the derivatives instruments used as cash flows hedge; this item is broken down as follows:

	Unrealized net gains (losses) of:
	Available-for-sale investments	Derivatives used as cash flow hedge	Total
	US$(000)	US$(000)	US$(000)

Balances as of January 1st, 2005	76,131	-	76,131
Unrealized net gain from available-for-sale investments Note 6(c)	7,121	-	7,121
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss, note 6(c)	(1,572)	-	(1,572)
Net gain on cash flow hedge	-	1,622	1,622
Balances as of December 31, 2005	81,680	1,622	83,302

Unrealized net gain from available-for-sale investments note 6(c)	69,411	-	69,411
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss, note 6(c)	(6,620)	-	(6,620)
Net gain on cash flow hedge, note 13(b) (ii)	-	1,316	1,316
Balances as of December 31, 2006	144,471	2,938	147,409

Net unrealized gain from available-for-sale investments note 6(c)	85,129	-	85,129
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss and impairment, note 6(c)	(17,634)	-	(17,634)
Transfer of impairment on investment available-for-sale to income statement, note 6(c)	5,017	-	5,017
Net loss on cash flow hedge, note 13(b) (ii)	-	(40,371)	(40,371)

Balances as of December 31, 2007	216,983	(37,433)	179,550

Notes to the consolidated financial statements (continued)

(d)	Dividends distribution -
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

Credicorp’s Management has estimated the fair value of the SARs as of December 31, 2007 and 2006, using the binomial option pricing model, with assumptions obtained from the relevant available market information. The key assumptions used are as follows:

Key assumptions	2007		2006

Expected volatility		32.70%		31.31%
Risk free interest rate		3.51%		4.71%
Expected lifetime		4.92 years		5.05 years
Quoted price of Credicorp shares at year-end	US$	76.30	US$	40.94

Notes to the consolidated financial statements (continued)

The movement of the SARs for the years ended December 31, 2007 and 2006 are as follows:

	2007			2006
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1st	1,858,350	1,301,928	38,761	2,201,275	1,658,932	22,813
Granted and vested	689,500	647,610	22,248	621,000	600,046	12,838
Exercised	(410,700)	(410,700)	(18,801)	(948,925)	(948,925)	(29,292)
Decrease	(2,500)	(1,719)	(88)	(15,000)	(8,125)	(232)
Increase in the option fair value	-	-	47,482	-	-	32,634

Balance as of December 31	2,134,650	1,537,119	89,602	1,858,350	1,301,928	38,761

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

-
75 percent of the investments have at least investment grade credit rating (BBB- or higher) or are debt securities issued by Banco Central de Reserva del Peru - BCRP (not rated) as of December 31, 2007 (74 percent as of December 31, 2006); and

-
18 percent and 59 percent of the cash and due from banks represent amounts deposited in the vaults of the Group and in the Peruvian Central Bank (included overnight operations), respectively, as of December 31, 2007 (17 percent and 52 percent, respectively, as of December 31, 2006).

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

The following table shows the analysis of the risk-rating of held-for-trading and available-for-sale investments, provided by the institutions referred to above. These financial instruments are mostly concentrated on the first risk ratings or are debt securities issued by Banco Central de Reserva del Peru - BCRP (not rated), as a way to reduce their impact on the consolidated financial statements of any eventual substantial loss that may arise from the impairment of the credit and general position of issuers. The exposure composition is as follows:

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

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group under non-derivative financial liabilities by remaining contractual maturities at the consolidated balance sheets dates. The amounts disclosed in the table are the contractual undiscounted cash flows and include the interest raisen:

	As of December 31, 2007						As of December 31, 2006
	_____________________________________________________________________________________						_____________________________________________________________________________________
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Due to bank and correspondents and Borrowed funds	2,973	-	-	-	-	2,973	-	-	-	-	-	-
Accounts payable to re-insurer and co-insurers	3,507	10,840	7,412	155	-	21,914	9,395	6,022	8,927	790	-	25,134
Technical, insurance claims reserves and reserves for unearned premiums	77,047	100,991	184,769	165,095	558,301	1,086,203	168,181	13,169	60,065	128,492	510,284	880,191
Other liabilities	9,974	7,594	847	280	-	18,695	31,772	440	546	-	-	32,758

Total liabilities	93,501	119,425	193,028	165,530	558,301	1,129,785	209,348	19,631	69,538	129,282	510,284	938,083

Notes to the consolidated financial statements (continued)

(d)	Credit risk of the insurance activity -
Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

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

Notes to the consolidated financial statements (continued)

Based in the aforementioned, set out below is a comparison of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated balance sheets. The table does not include the fair values of non-financial assets and non-financial liabilities:

	2007		2006
	Book value	Fair value	Book value	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)
	18.	19.	20.	21.
Assets
Cash and due from banks	3,073,865	3,073,865	2,733,530	2,733,530
Trading securities	50,995	50,995	45,136	45,136
Investments available-for-sale	5,228,641	5,228,641	3,450,711	3,450,711
Loans, net	8,039,500	8,056,106	5,736,823	5,731,285
Financial assets designated at fair value through profit and loss	213,153	213,153	53,116	53,116
Premiums and other policies receivable	85,495	85,495	61,279	61,279
Accounts receivable from re-insurers
Accounts receivable from re-insurers and co-insurers	116,141	116,141	35,181	35,181
Due from customers on acceptances	35,901	35,901	45,129	45,129
Other assets	197,668	197,668	117,764	117,764

Liabilities
Deposits and obligation	11,350,714	11,350,714	8,838,991	8,838,991
Due to banks and correspondents	1,453,261	1,453,185	570,989	571,248
Banker’s acceptances outstanding	35,901	35,901	45,129	45,129
Accounts payable to re-insurers and co-insurers	21,914	21,914	25,134	25,134
Financial liabilities designated at fair value through profit and loss	50,561	50,561	-	-
Borrowed funds	870,404	870,404	370,612	370,612
Bonds and subordinated notes issued	702,298	716,609	512,572	517,539
Other liabilities	458,976	458,976	265,516	265,516

Notes to the consolidated financial statements (continued)

31.8	Fiduciary activities and management of investment and pension funds -
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
All Rights Reserved.
Ernst & Young is
a registered trademark.

Notes to the consolidated financial statements (continued)

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