Form 20-F
period 2009-12-31
CREDICORP LTD
filed 2010-06-18
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Alvaro Correa
Chief Financial Officer
Credicorp Ltd
Banco de Crédito del Perú:
Calle Centenario 156
La Molina
Lima 12, Perú
Phone (+511) 313 2140
Facsimile (+511) 313 2121
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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
Yes           ☒                  No       ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes           ☒                  No       ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐                       Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes           ☐                  No       ☒

i

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise specified or the context otherwise requires, references in this Form 20-F (also referred to as the Annual Report), to “$,” “US$,” “Dollars,” “foreign currency” or “U.S. Dollars” are to United States Dollars, and references to “S/.”, “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles. Each Nuevo Sol is divided into 100 céntimos (cents).

Credicorp Ltd. is a Bermuda limited liability company (and is referred to in this Annual Report as Credicorp, we, or us, and means either Credicorp as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in U.S. Dollars and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP).

We operate primarily through our four operating segments: banking (including commercial and investment banking), insurance, pension funds, and brokerage and other. See information about operating segments in “Item 4.-Information on the Company: (A) History and Development of the Company, and (B) Business Overview”.

Our four principal subsidiaries are Banco de Crédito del Perú (which, together with its consolidated subsidiaries, is referred to as BCP), Atlantic Security Holding Corporation (which, together with its consolidated subsidiaries, is referred to as ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (which, together with its consolidated subsidiaries, is referred to as Pacífico Peruano Suiza or PPS) and Grupo Crédito S.A. (which, together with its consolidated subsidiaries, including the main subsidiary Prima AFP, is referred to as Grupo Crédito). BCP’s activities include commercial banking, investment banking and retail banking. As of and for the year ended December 31, 2009, BCP accounted for 72.8% of our total revenues, 87.2% of our total assets, 84.6% of our net income and 70.6% of our net equity. Unless otherwise specified, the individual financial information for BCP, ASHC, PPS and Grupo Crédito included in this Annual Report has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.”

“Item 3. Key Information—(A) Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2005, 2006, 2007, 2008 and 2009.

Our management’s criteria on foreign currency translation, for the purpose of preparing the Credicorp Consolidated Financial Statements, is described in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—(1) Critical Accounting Policies—Foreign Currency Translation.”

Some of our subsidiaries maintain their operations and balances in Nuevos Soles. As a result, this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars which is solely for the convenience of the reader. You should not construe any of these translations as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein, or at all. Unless otherwise indicated, these U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.2.89 = US$1.00, which is the December 31, 2009 exchange rate set by the Peruvian Superintendencia de Banca, Seguros y AFP (the Superintendency of Banks, Insurance and Pension Funds, or the SBS). The average of the bid and offered free market exchange rates published by the SBS for June 14, 2010 was S/.2.843 per US$1.00. Translating amounts expressed in Nuevos Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of U.S. Dollar amounts that are different from the U.S. Dollar amounts that would have been obtained by translating Nuevos Soles on another specified date (at the prevailing exchange rate on that different specified date). See also “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles.

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

See “Item 3. Key Information—(D) Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.”

We are not under any obligation to, and we expressly disclaim any such obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

(A)	Selected Financial Data

The following table presents a summary of our consolidated financial information at the dates and for the periods indicated. This selected financial data is presented in U.S. Dollars. You should read this information in conjunction with, and qualify this information in its entirety by reference to, the Credicorp Consolidated Financial Statements, which are also presented in U.S. Dollars.

The summary of our consolidated financial data as of, and for the years ended, December 31, 2005, 2006, 2007, 2008 and 2009 is derived from the Credicorp Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados S.C.R.L, member of Ernst & Young Global, independent registered public accountants.

The report of Medina, Zaldívar, Paredes & Asociados S.C.R.L on the Credicorp Consolidated Financial Statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2005	2006	2007	2008	2009
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$ 612,432	US$ 782,002	US$ 1,065,339	US$ 1,382,844	US$ 1,312,925
Interest expense	(173,159)	(283,478)	(431,365)	(561,617)	(420,564)
Net Interest income	439,273	498,524	633,974	821,227	892,361
Provision for loan losses (1)	6,356	4,243	(28,439)	(48,760)	(163,392)
Net interest income after provision for loan losses	445,629	502,767	605,535	772,467	728,969
Fees and commissions from banking services	206,163	243,778	324,761	394,247	436,819
Net gains (loss) from sales of securities	8,965	27,281	46,376	51,936	120,932
Net gains on foreign exchange transactions	29,286	41,638	61,778	108,709	87,944
Net premiums earned	218,955	251,261	297,272	393,903	424,682
Other income	21,571	26,197	90,022	37,672	74,936
Claims on insurance activities	(175,500)	(186,522)	(238,600)	(341,910)	(286,458)
Operating expenses	(477,073)	(585,058)	(747,089)	(920,603)	(957,110)
Merger costs	0	(5,706)	0	0	0
Income before translation result and income tax	277,996	315,636	440,055	496,421	630,714
Translation result	(9,597)	15,216	34,627	(17,650)	12,222
Income tax	(73,546)	(83,587)	(102,287)	(109,508)	(138,500)
Net income	194,853	247,265	372,395	369,263	504,436
Attributable to:
Net income attributable to Credicorp’s equity holders	181,885	230,013	350,735	357,756	469,785
Minority interest	12,968	17,252	21,660	11,507	34,651
Number of shares as adjusted to reflect changes in capital	79,761,475	79,761,475	79,761,475	79,761,475	79,591,225
Net income per common share attributable to Credicorp´s equity holders (2)	2.28	2.88	4.40	4.49	5.90
Diluted net income per share	2.28	2.88	4.40	4.49	5.90
Cash dividends declared per common share	1.10	1.30	1.50	1.50	1.70
BALANCE SHEET DATA:
IFRS:
Total assets	11,036,075	12,881,529	17,705,898	20,821,069	22,028,107
Total loans (3)	4,972,975	5,877,361	8,183,845	10,456,284	11,505,319
Reserves for loan losses (1)	(218,636)	(210,586)	(229,700)	(248,063)	(376,049)
Total deposits	7,067,754	8,799,134	11,299,671	13,877,028	14,038,710
Equity attributable to Credicorp’s equity holders	1,190,440	1,396,822	1,676,009	1,689,172	2,316,856
Minority interest	101,515	136,946	139,264	106,933	186,496
Net Equity	1,291,955	1,533,768	1,815,273	1,796,105	2,503,352

	Year ended December 31,
	2005	2006	2007	2008	2009
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin (4)	4.90%	4.64%	4.50%	4.46%	4.70%
Return on average total assets (5)	1.81%	1.92%	2.29%	1.86%	2.19%
Return on average equity attributable to Credicorp’s equity holders (6)	16.39%	18.44%	22.67%	20.21%	23.72%
Operating expenses as a percentage of net interest and non-interest income (7)	46.25%	50.26%	50.62%	40.27%	46.18%
Operating expenses as a percentage of average assets	4.74%	4.89%	4.88%	4.78%	4.47%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.79%	10.84%	9.47%	8.11%	10.52%
Regulatory capital as a percentage of risk weighted assets (8)	13.10%	11.98%	12.80%	12.33%	14.32%
Total past-due loan amounts as a percentage of total loans (9)	1.93%	1.31%	0.75%	0.79%	1.60%
Reserves for loan losses as a percentage of total loans	3.97%	3.24%	2.58%	2.15%	3.08%
Reserves for loan losses as a percentage of total loans and other contingent credits (10)	3.19%	2.59%	2.17%	1.84%	2.53%
Reserves for loan losses as a percentage of total past-due loans (11)	206.22%	247.85%	343.68%	270.72%	191.99%
Reserves for loan losses as a percentage of substandard loans (12)	65.42%	78.24%	100.45%	112.26%	99.45%

(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write-off recoveries.

(2)
We have 100 million authorized common shares. As of December 31, 2009, we had issued 94.4 million common shares, of which 14.6 million were held by ASHC. The per common share data given considers net outstanding shares (common shares net of shares held by BCP, ASHC and PPS) of 79.7 million in 2002 to 2009. See Notes 16 and 25 to the Credicorp Consolidated Financial Statements.

(3)
Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, we had contingent loans of US$1,220.9 million, US$1,455.4 million, US$1,564.5 million, US$1,755.9 million and US$2,528.1 million, as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively. See Note 19 to the Credicorp Consolidated Financial Statements.

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

Year ended December 31,	High (1)	Low (1)	Average (2)	Period-end (3)
	(Nominal Nuevos Soles per U.S. Dollar)
2005	3.440	3.249	3.295	3.420
2006	3.455	3.195	3.274	3.195
2007	3.197	2.998	3.125	2.998
2008	3.135	2.751	2.939	3.135
2009	3.258	2.853	3.010	2.889

Source: Bloomberg
(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High (1)	Low (1)
	(Nominal Nuevos Soles per U.S. Dollar)
2009
December	2.889	2.863
2010
January	2.889	2.845
February	2.871	2.845
March	2.846	2.837
April	2.848	2.836
May	2.855	2.836
June (through June 14)	2.851	2.844

Source: Bloomberg
(1)         Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for June 14, 2010 was S/. 2.843 per US$1.00.

(B)	Capitalization and Indebtedness

Not applicable.

(C)	Reasons for the Offer and Use of Proceeds

Not applicable.

(D)	Risk Factors

Our businesses are affected by many external and other factors in the markets in which we operate. Different risk factors can impact our businesses, our ability to effectively operate and our business strategies. You should consider the risk factors carefully and read them in conjunction with all the information in this document.

Our geographic location exposes us to risk related to Peruvian political and economic conditions.

Most of BCP’s, PPS’s and Prima AFP’s operations and customers are located in Peru. In addition, although ASHC is based outside of Peru, most of its customers are located in Peru. Accordingly, our results of operations and financial conditions will be dependent on the level of economic activity in Peru. Changes in economic or other policies of the Peruvian government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, could affect our results of operations and financial condition. Similarly, other political or economic developments in Peru, including government-induced effects on inflation, devaluation and economic growth could affect our operations and financial condition.

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

During the 1980s and the early 1990s, the Sendero Luminoso (Shining Path) and the Movimiento Revolucionario Tupac Amaru (MRTA) terrorist organizations were particularly active in Peru. Although the Shining Path and MRTA were almost de-activated in the 1990s, any resumption of activities by these or other terrorist organizations may adversely affect our operations.

In July 1990, Alberto Fujimori was elected President and implemented a broad-based reform of Peru’s political system and economic and social conditions. The reform was aimed at stabilizing the economy, restructuring the national government (by reducing bureaucracy), privatizing state-owned companies, promoting private investment, eradicating corruption and bribery in the judicial system, developing and strengthening free markets, institutionalizing democratic representation, and enacting programs designed to strengthen basic services related to education, health, housing and infrastructure. After taking office for his third term in July 2000, under extreme protest, President Fujimori was forced to call for general elections when corruption in his government was exposed to the public. Fujimori later resigned in favor of a transitory government.

In 2001, Alejandro Toledo became President, ending two years of political turmoil. President Toledo retained, for the most part, the economic policies of the previous government. He focused on promoting private investment, eliminating tax exemptions, and reducing underemployment and unemployment. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Despite Peru’s moderate economic growth, the Toledo administration faced public unrest spurred by high rates of unemployment, underemployment and poverty.

In the elections held in April 2006, no presidential candidate received the required 50% or more of the votes. As a result, a second round election between the top two presidential candidates, Ollanta Humala Tasso from the Partido Unión por el Peru, or the UPP, and Alan García Pérez of the Partido Alianza Popular Revolucionaria, or APRA, was held on June 4, 2006. Although Alan García Pérez was elected and currently serves as President, he has no majority in Congress. President García had previously served as President of Peru from 1985 to 1990, a period which was marked by a severe economic crisis. He is following conservative economic policies and has indicated a desire to avoid the mistakes of his past government. The García administration has followed economic policies similar to those of the Toledo administration, which included achieving sustained economic growth, increasing exports of Peruvian goods, reducing unemployment, underemployment and poverty, reforming the tax system, fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

The Peruvian government’s economic policies during the last decade have provided the appropriate fundamentals to support positive performance by the Peruvian economy. As a result, the international financial crisis did not impact Peru as severely as other countries. In addition, the current government has also implemented a US$3 billion anti-crisis program to alleviate any effects from the crisis.  However, while the economic policies of recent Peruvian governments have been relatively stable, we cannot assure that future governments will maintain favorable economic policies.

Foreign exchange fluctuations and exchange controls may adversely affect our financial condition and results of operations.

Even though the functional currency of our financial statements is U.S. Dollars and our dividends are paid in U.S. Dollars, BCP, PPS and Prima AFP for local statutory purposes, prepare their financial statements and pay dividends in Nuevos Soles. The Peruvian government does not currently impose restrictions on a company’s ability to transfer U.S. Dollars from Peru to other countries, to convert Peruvian currency into U.S. Dollars or to pay dividends abroad. Nevertheless, Peru has had restrictive exchange controls in the past, and there can be no assurance that the Peruvian government will continue to permit such transfers, payments or conversions without any restrictions. See “Item 10. Additional Information—(D) Exchange Controls.”  In addition, depreciation of the Nuevo Sol against the U.S. Dollar would decrease the U.S. Dollar value of any dividends BCP, PPS and Prima AFP pay us, which would have a negative impact on our ability to pay dividends to shareholders.

Although Peru’s foreign reserves currently compare favorably with those of many other Latin American countries, we cannot assure you that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations. Similarly, we cannot assure you that Peru will not impose exchange controls should its foreign reserves decline. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to currency devaluation or a volatility of short-term capital inflows. We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching the volumes and maturities of our Nuevo Sol-denominated assets against our Nuevo Sol-denominated liabilities. Nevertheless, a sudden and significant devaluation of the Nuevo Sol could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Also, a significant group of BCP’s borrowers and PPS’s insureds generate Nuevo Sol revenues from their own clients. Devaluation of the Nuevo Sol against the U.S. Dollar could negatively impact BCP’s and PPS’s clients’ ability to repay loans or make premium payments. Despite any devaluation, and absent any change in foreign exchange regulations, BCP and PPS would be expected to continue to repay U.S. Dollar-denominated deposits and U.S. Dollar-denominated insurance benefits in U.S. Dollars. Therefore, any significant devaluation of the Nuevo Sol against the U.S. Dollar could have a material adverse effect on our results of operations and financial condition.

It may be difficult to serve process on or enforce judgments against us or our principals residing outside of the United States.

A significant majority of our directors and officers live outside the United States (principally in Peru). All or most of our assets and those of our principals are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our principals to bring forth a civil suit under the United States securities laws in United States courts. We have been advised by our Peruvian counsel that liability under the United States federal securities laws may not be enforceable in original actions in Peruvian courts. Also, judgments of United States courts obtained in actions under the United States federal securities laws may not be enforceable. Similarly, Bermudan counsel advised us that courts in Bermuda may not enforce judgments obtained in other jurisdictions, or entertain actions in Bermuda, against us or our directors or officers under the securities laws of those jurisdictions.

In addition, our bye-laws contain a broad waiver by shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. This waiver limits the rights of shareholders to assert claims against our officers and directors for any action taken by an officer or director. It also limits the rights of shareholders to assert claims against officers for the failure of an officer or director to take any action in the performance of his or her duties, except with respect to any matter involving any willful negligence, willful default, fraud or dishonesty on the part of the officer or director.

Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us.

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal subsidiaries are BCP, PPS, ASHC and Grupo Crédito, which is Prima AFP’s owner. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, there are no restrictions on the ability of BCP, ASHC, PPS or Grupo Crédito to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered a creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our revenues are related to banking activities, a deterioration of loan quality may have an adverse impact on our financial condition and results of operations. On the one hand, loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies. On the other hand, our pursuit of opportunities in which we can charge higher interest rates, thereby increasing revenues, may reduce diversification of the loan portfolio and expose us to greater credit risk. We believe that significant opportunities exist in middle market, consumer lending and microfinance in Peru. We also believe that we can, on average, charge higher interest rates on such loans as compared with interest charged on loans in our core corporate banking business, made primarily to clients that operate in industrial and commercial economic sectors.

Accordingly, our strategy includes a greater emphasis on middle market, consumer loans and microfinance, as well as continued growth of our loan portfolio in general. An increase in the portfolio’s exposure to these areas could be accompanied by greater credit risk. The greater credit risk is not only due to the speed and magnitude of the increase, but also to the shift to lending to these sectors, which have higher risk profiles compared with loans to large corporate customers. Given the changing composition of our loan portfolio, historical loss experience may not be indicative of future loan loss experience.

Because we are subject to regulation and supervision in Peru, Bolivia, the Cayman Islands, the United States and Panama, changes to the regulatory framework in any of these countries could adversely affect our business.

We are mainly subject to extensive supervision and regulation through the SBS’s consolidated supervision regulations, which oversee all of our subsidiaries and offices including those located outside Peru. The SBS and the Banco Central de Reserva, or the Central Bank, supervise and regulate BCP’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions. The SBS and the Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Such changes in the supervision and regulation of BCP may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP.” Furthermore, changes in regulation related to consumer protection may also affect our business.

We are also regulated by the United States Federal Reserve System, which shares its regulatory responsibility with the State of Florida Department of Banking and Finance - Office of Financial Regulation. Similarly, we are regulated by other governmental entities in other jurisdictions. In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority, or CIMA, while in Bolivia, we are subject to the supervision of the Superintendency of Banks and Financial Entities and regulations established by the Central Bank of Bolivia. In Panama, we are subject to the supervision of the Superintendency of Banks and the regulatory framework set forth in the Decree Law 9 of February 25, 1998. Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

Our banking operations in Bolivia expose us to risk related to Bolivian political and economic conditions.

Most of BCP Bolivia’s operations and customers are located in Bolivia. Accordingly, our results of operations and financial conditions depend on the level of economic activity in Bolivia. Bolivia’s macroeconomic indicators show positive performance by the country over the last several years:

•	Bolivia has reached a steady GDP growth rate that was not affected by the international financial crisis;

•	In 2009, Bolivia’s international reserve registered its highest level in Bolivian history;

•	The country’s inflation rate decreased to 0.3% and external debt was at its lowest level in 2009;

•	The Central Government also maintained a significant fiscal surplus, and Bolivia’s domestic currency has strengthened, causing an important de-dollarization of the national economy.

While we expect this economic stability to continue in the short-term, there is no assurance of continued stability and Bolivia’s long-term economic performance remains a concern. Bolivia has a high dependence on commodities exports and needs to generate larger local and foreign investment. These long-term concerns could adversely affect BCP Bolivia’s income and results of operation.

Changes to insurance regulations in Peru may impact the ability of our insurance subsidiary to underwrite and price risk effectively, and may adversely affect our operating performance and financial condition.

Our insurance business is carried out by our subsidiary PPS. The insurance business is subject to regulation by the SBS. Insurance regulations in Peru frequently change. New legislation or regulations may adversely affect PPS’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. PPS is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future. PPS is also unable to predict the timing of any such adoption and the effects any new laws or regulations would have on its operations, profitability and financial condition.

Our operating performance and financial condition depend on PPS’s ability to underwrite and set premium rates accurately for a full spectrum of risks. PPS must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses to be profitable. To price premium rates accurately, PPS must:

•	collect and analyze a substantial volume of data;

•	develop, test and apply appropriate rating formulae;

•	closely monitor changes in trends in a timely fashion; and

•	project both severity and frequency with reasonable accuracy.

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

Regulatory changes to the private pension fund system in Peru could impact our earnings and adversely affect our operating performance.

Prima AFP manages our Pension Fund Administration business. In Peru, private pension fund managers are closely regulated by the SBS. Under the current regulatory framework, we collect commissions based on the salary of each subscriber to our pension funds. This commission-based system could be modified or eliminated by regulations that require pension fund managers to charge fees based on the balance of funds under their control. Any regulations requiring us to use a different methodology to calculate fees could negatively impact our performance.

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

Larger Peruvian companies have gained access to new sources of capital through local and international capital markets, and BCP’s existing and new competitors have increasingly made inroads into the higher margin, middle market and retail banking sectors. Such increased competition, with entrants who may have greater access to capital at lower costs, has affected BCP’s loan growth as well as reduced the average interest rates that BCP can charge its customers.

Competitors may also appropriate greater resources to, and be more successful in, the development of technologically advanced products and services that may compete directly with BCP’s products and services. Such competition would adversely affect the acceptance of BCP’s products and/or lead to adverse changes in the spending and saving habits of BCP’s customer base. If competing entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP, BCP’s products and services may be unable to compete successfully. BCP may not be able to maintain its market share if it is not able to match its competitors’ loan pricing or keep pace with their development of new products and services. Even if BCP’s products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP because of their greater financial resources, higher sales and marketing capacity or other similar factors. Any negative impact on BCP could have a materially adverse effect on our results of operations and financial condition.

Fluctuation and volatility of capital markets and interest rates may decrease our net income.

We may suffer losses related to the investments by BCP, ASCH, PPS, Grupo Crédito and other subsidiaries in fixed income and equity securities, and to their respective positions in currency markets, because of changes in market prices, defaults, fluctuations in market interest rates or exchange rates or other reasons. A downturn in capital markets may result in a decline in the value of our positions and lead us to register net losses. In addition, a downturn in capital markets could also lead to volatile prices and negative net revenues from trading positions, even in the absence of a general economic downturn.

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

We are a limited liability company that was incorporated in Bermuda on October 20, 1995 to act as a holding company, coordinate the policy and administration of our subsidiaries, and engage in investing activities. Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement universal banking services and develop our insurance business, focusing on Peru and Bolivia along with limited investments in other countries of the region. Our registered address is Clarendon House, 2 Church Street, Bermuda. The management and administrative office (i.e., principal place of business) in Peru of our subsidiary, Banco de Crédito del Perú, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and the phone number is 51-1-313-2000.

We are the largest financial services holding company in Peru and are closely identified with our principal subsidiary, BCP, the country’s largest bank and the leading supplier of integrated financial services in Peru.

We are engaged principally in banking (including commercial and investment banking), insurance (including commercial property, transportation and marine hull, automobile, life, health and underwriting insurance), pension funds (including private pension fund management services), and brokerage and other (including brokerage, trust, custody and securitization services, asset management and proprietary trading and investment). As of December 31, 2009, our total assets were US$22.0 billion and our net equity was US$2.5 billion. Our net income attributable to our equity holders in 2008 and 2009 was US$357.8 million and US$469.8 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

For management purposes, the Group is organized into four operating segments based on products and services. In according to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses; whose operating results are regularly reviewed by the entity’s chief who makes decisions about resources allocation for the segment and assesses its performance; and for which discrete financial information is available. We conduct our financial services business through our operating segments as follows:

Banking: principally handling loans, credit facilities, deposits and current accounts, and providing investment banking services, including corporate finance, both for corporate and institutional customers.  Banking also includes handling deposits consumer loans and credit cards facilities for individual customers.

Insurance: including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance.

Pension funds: providing private pension fund management services to contributors.

Brokerage and others: including the structuring and placement of primary market issues and the execution and trading of secondary market transactions. This segment also includes offers of local securitization structuring to corporate entities, management of mutual funds and other services.

The following table gives certain financial information about us by principal business segments as of and for the year ended December 31, 2009 (See Note 26 to the Credicorp Consolidated Financial Statements):

	As of and for the Year ended December 31, 2009
	Total Revenues	Operating Income	Total Assets
	(U.S. Dollars in millions)
Banking	US$ 1,820	US$ 831	US$ 20,120
Insurance	518	192	1,457
Pension fund	80	0	237
Brokerage and others	40	8	214
Credicorp	US$ 2,458	US$ 1,031	US$ 22,028

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

In December 1995, we purchased 99.99% of Inversiones Crédito (whose name has changed to Grupo de Crédito), a non-financial entity with assets of US$376.9 million as of December 2009. Grupo de Crédito’s main subsidiary is Prima AFP.

In August 1997, we acquired 39.5% of BCB from BCP for US$9.2 million. In July 1998, we acquired 94.86% of Banco de La Paz, a Bolivian bank with US$52.1 million in assets, which we subsequently merged with BCB in January 1999. During this time, we also increased our beneficial ownership in BCB to 55.79%, which left BCP with ownership of the remaining 44.21%. In November 2001, however, BCP bought back 55.53% of our interest in BCB for US$31.5 million. As of December 31, 2009, BCB operated 65 branches and 172 ATMs located throughout Bolivia. BCB’s results have been consolidated in the BCP financial statements since the date of its acquisition by BCP in November 1993.

In 1997, we acquired Banco Tequendama, a Colombian banking enterprise. In 2002, we sold Banco Tequendama’s Venezuelan branches. In March 2005, we then sold Banco Tequendama to a Colombian bank. While this sale was publicly announced in October 2004 and became effective on January 1, 2005, it was not completed until March 2005 after all required approvals were obtained from the Colombian authorities. We did not record any significant gain or loss as a result of this transaction.

In March 2002, we made a tender offer for outstanding BCP shares for S/.1.80 per share, approximately equal to the book value of such shares, disbursing directly and through our subsidiary PPS an amount of approximately US$35.3 million. As a result of the tender offer, our equity stake in BCP increased from 90.6% to 97.0% (including shares held by PPS).

In December 2002, BCP acquired Banco Santander Central Hispano-Perú (BSCH-Perú) for US$50.0 million. Since that date, BSCH-Perú has been included in BCP’s consolidated financial statements. On December 31, 2002, BSCH-Perú had total assets of US$975.2 million, total loans of US$719.4 million and deposits of US$659.0 million. BSCH-Perú was merged into BCP on February 28, 2003.

In March 2003, BCP added to its 55% stake by acquiring for US$17.0 million the remaining 45% of the equity shares of Solución Financiera de Crédito del Perú S.A. (Solución) from Banco de Crédito e Inversiones de Chile (BCI) and other foreign shareholders. As a result, Solución once again became a BCP wholly-owned subsidiary. In March 2004, substantially all of Solución’s assets and liabilities were absorbed into BCP’s Peruvian banking operations. Solución’s net income in 2003 was US$7.6 million, and it had, as of February 28, 2004, a loan portfolio of US$88.4 million, with a 3.0% past-due ratio.

In 2003, BCP converted Banco de Crédito Overseas Limited (BCOL), its offshore bank in the Bahamas, into a vehicle to conduct investments and sold it to ASHC. ASHC then consolidated BCOL into its operations during 2004. In accordance with our policy regarding holdings of equity interests in non-financial companies, we then caused certain long-term equity interests that were previously held by BCOL to be transferred to BCP and then in turn transferred to Grupo Crédito. In April 2004, PPS sold substantially all of its holdings of our equity shares to ASHC (See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders”).

In March 2004, PPS acquired 100% of Novasalud Perú S.A. – Entidad Prestadora de Salud (Novasalud EPS), which is one of three private health insurance providers in Peru, for US$6.5 million. PPS then merged Novasalud EPS with Pacífico S.A. Entidad Prestadora de Salud (Pacífico Salud), a subsidiary of PPS.

In January 2005, BCP and Bank of America, which is the principal shareholder of Fleet Boston N.A., agreed to engage in a buy-sale transaction of the loan portfolio of the Peruvian branch of Bank Boston N.A. BCP paid approximately US$353.8 million in cash for the loan portfolio, which included commercial loans, mortgage and leasing operations. The transaction was recorded at acquisition cost.

In February 2005, we were authorized by Peruvian regulatory authorities to establish Prima AFP, of which Grupo Crédito is the main shareholder. Prima AFP started operations in August 2005.

In August 2006, Prima AFP acquired Unión Vida AFP, which is a pension fund operating in the Peruvian market. Prima AFP’s acquisition of Unión Vida AFP, which was formerly held by Grupo Santander Perú S.A., was a strategic move toward consolidation as part of its efforts to gain a leading position in the pension fund market. This acquisition enabled Prima AFP to position itself as the second ranking company in terms of market share terms (defined as the amount of affiliates and assets under corporate management), with the second highest returns and the lowest commission for affiliates (who invest a portion of their salary each month). The merger between Prima AFP and Unión Vida AFP was consummated in December 2006.

In 2006, Prima AFP incurred significant merger expenses relative to its size, reaching the end of the year with losses of US$20.7 million. However, Prima AFP had a net income of US$20.8 million during 2009, with 1,078,317 affiliates and US$6,583 million of funds under its management.

In November 2006, we bought PPS’s remaining 1.02% of BCP shares, generating goodwill, valued at approximately US$7.2 million, from to the minority interest we acquired (0.25%).

In October 2009, BCP acquired from the Cooperative for Assistance and Relief Everywhere Inc. (CARE) – Perú, all the shares that this entity owned of Empresa Financiera Edyficar S.A. (Edyficar), representing 77.12% of Edyficar’s capital stock. In accordance with Peruvian legal requirements in effect at the time, BCP made a public offering to Edyficar’s minority shareholders to acquire the remaining 22.66% of the company’s stock. At the end of both processes, BCP owned 99.78% of Edyficar. The total purchase price for the acquisition was US$96.1 million, including related direct acquisition costs.

The following tables show our organization and the organization of our principal subsidiaries as of December 31, 2009 and their relative percentage contribution to our total assets, total revenues, net income and net equity at the same date (see “—(C) Organizational Structure”):

(1)   Includes Prima AFP and others.

	As of and for the Year ended December 31, 2009 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	87.2%	72.8%	84.6%	70.6%
Atlantic Security Holding Corporation	4.6%	2.3%	6.3%	9.3%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (2)	6.6%	21.3%	10.5%	8.2%
Grupo Crédito (3)	1.3%	3.5%	5.7%	9.4%
Others (4)	0.3%	0.1%	-7.1%	2.5%

(1)      Percentages determined based on the Credicorp Consolidated Financial Statements.
(2)      Includes PPS and Pacífico Vida.
(3)      Includes Prima AFP and others.
(4)      Includes Credicorp Ltd., CCR Inc., Credicorp Securities Inc. and others.

The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2009:

	As of and for the Year ended December 31, 2009 (2)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	92.0%	90.6%	86.5%	83.3%
Banco de Crédito de Bolivia	5.6%	5.8%	8.9%	6.2%
Empresa Financiera Edyficar S.A.	1.4%	1.1%	0.3%	2.4%
Financiera de Crédito Solución	0.3%	0.3%	0.3%	0.4%
Credifondo S.A.	0.1%	1.2%	3.0%	1.5%
Credibolsa Sociedad Agente de Bolsa S.A.	0.1%	0.3%	-0.1%	0.6%
Others (3)	0.5%	0.7%	1.1%	5.6%

(1)       We hold an additional 4.08% stake.
(2)       Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2009.
(3)       Includes Creditítulos S.A., Inmobiliaria BCP and others.

(B)	Business Overview

(1)      Introduction – Review of 2009

General

We conduct our business operations through four different operating segments: Banking (which includes BCP, ASHC, BCB, Edyficar, and other minor financial subsidiaries), Insurance (which includes Pacífico Peruano Suiza and its subsidiaries), Pension funds (which includes Prima AFP, main subsidiary of Grupo Crédito), and Brokerage and other (which include principally Credifondo, Credibolsa, and others).

Despite the persistent weakness in global financial markets and the contraction of the real economy at the beginning of the year, in 2009 we recorded net income after minority interests of US$469.8 million, which was 31.3% higher than our net earnings in 2008. This result reflected the strong performance of our subsidiaries, led by our non-banking, insurance and asset management businesses, which recovered from the international financial crisis that began in 2007.

Our total assets grew to US$22.0 billion as of December 31, 2009, a 5.8% increase from the US$20.8 billion in assets we held as of December 31, 2008. Our increase in total assets was a result of our modest loan growth. Loans grew by 9.9% in 2009 (compared to 27.8% in 2008 and 39.2% in 2007), following the slowdown of the Peruvian economy (which had a GDP growth rate of 9.8% in 2008 and a GDP growth rate of 0.9% in 2009). As a result of the world recession, which had a greater impact on the Peruvian market than we expected, provision for loan losses net of recoveries increased by 235.1% to US$163.4 million (compared to US$48.8 million in 2008). Our past-due and under legal collection loan ratio increased to 1.60% by the end of 2009 (compared to a ratio of 0.79% at the end of 2008), reflecting the effects of the international financial crisis on the Peruvian domestic economy. We had a coverage ratio of 192.0% (i.e., reserves for loans as a percentage of past-due loans), and our return on average net equity increased to 23.7% in 2009 (compared to 20.2% in 2008).

Banking segment

BCP

In 2009, we received an earnings contribution of US$388.5 million resulting from BCP’s year-end 2009 net profit that totaled US$397.4 million. This earnings contribution was 5.4% lower than last year’s contribution (US$410.9 million) and was a product of the general contraction in demand for loans caused by the global economic downturn. As a result, BCP’s average return on net equity (ROE) decreased to 26.7%.

Despite the troubled economy, BCP remained profitable. The main drivers behind the company’s performance were: i) the 7.4% growth in its operating income that resulted from strong financial management and a 9.3% increase in banking fees; ii) the 147.9% increase in income the company realized from the sale of securities  resulting from sound decisions by BCP’s treasury managers, which identified a profitable opportunity to participate in the purchase-sale of sovereign and global bonds; and iii) the significant rise in translation gains from a loss of US$12.2 million in 2008 to a gain of US$7.7 million in 2009.

Performance in these areas enabled BCP to offset the company’s steep 222% increase in provisions and 15.6% increase in operating expenses. The higher operating expenses were a result of BCP’s aggressive network expansion during the previous two years and the initial cost of its initiatives to improve long-term efficiency. These higher operating expenses were exacerbated by the 8.0% appreciation of the Nuevo Sol against the U.S. dollar over the year, as a significant portion of BCP’s operating expenses are denominated in local currency.

BCP’s total assets reached US$19.6 billion at the end of 2009, representing an increase of 7.1% over the previous year (US$18.3 billion). This increase in total assets was a result of the 9.8% expansion of BCP’s loan portfolio, which totaled US$11.2 billion at the end of 2009. The loan portfolio constituted 57.4% of BCP’s total assets at the end of 2009, up from 55.9% in 2008. BCP’s total past-due loans reached US$183.8 million (123.9% higher than the US$82.1 million registered in 2008) while refinanced and restructured loans increased by 7.8%, from US$53.7 million in 2008 to US$58.2 million at the end of 2009. The composition of BCP’s loan portfolio in 2009 did not change significantly—wholesale banking and retail banking accounted for 60% and 40% of its total portfolio, respectively (similar to the levels registered in 2008 (62% and 38%)).

The average daily balances of BCP’s wholesale banking loans grew by 8.3% in 2009, exceeding our expectations in light of the economic slowdown, the high frequency of postponed corporate investment plans and the reduced level of corporate inventories in Peru. As a result, BCP continued to lead the Peruvian financial system with a market share of 46.0% for the corporate segment and 33.3% for the middle market.

BCP’s retail banking portfolio continued its upward trend and grew 17.5% in 2009, reaching an average daily balance of US$3,985. In terms of growth and yields, BCP’s consumer loans were its best performing product, reaching 25.9% growth (measured in average daily balances) to a total volume of US$779 million, followed by credit cards which grew 17.7% to US$453 million. SME loans grew 16.1% to US$1,309 million, while mortgage credits expanded 14.6%, totaling US$1,444 million.

On the liabilities side, BCP’s deposits reached US$14,466 million on December 31, 2009 (a 2.9% increase from the previous year). This increase in deposits not only continues to reinforce BCP’s funding structure as deposits account for 74.9% of all funding sources, but it also serves to maintain BCP’s status as an industry leader with a market share of 34.2%. Time deposits continued to be BCP’s largest deposit type, totaling US$5,361 million as of December 31, 2009. Demand deposits, BCP’s second-largest deposit type, reached US$4,495 million. Savings deposits totaled US$3,540 million while Severance Accounts, or CTS, totaled US$1,070 million.

BCP’s bonds gained greater relevance within the funding structure and, at year end, accounted for 13.8% of the total funds of the bank. In 2009, BCP completed two successful issues, one debt issue and one capital issue.

A first issue, in the form of debt, was made through BCP Emisiones LATAM 1 (a subsidiary of Credicorp) and offered an equivalent of US$107 million (UF 2.7 million) in five year bonds for sale in Chilean markets. The demand for these bonds was high, and the offering exceeded our expectations as a cross-section of institutional investors (including pension fund administration companies, mutual funds and banks) purchased the bonds. This issue enabled us to not only diversify our funding sources, but also secure a favorable interest rate.

The capital issue was the first of its kind for BCP. It involved the successful placement of hybrid bonds, instruments possessing equity characteristics that enable them to be included in the regulatory capital of the bank. The hybrid bond issue was for US$250 million at 60 years, with a coupon rate of 9.75% per year. Demand for the hybrid bonds was more than four times the offer. The purpose of this issue was to strengthen BCP’s regulatory capital, an important part of BCP’s strategy to absorb the financial growth it anticipates the company will experience as a result of both increased market penetration and economic expansion.

BCP has conservative provisioning and long-term risk management policies, however, its coverage ratio decreased from 271.98% in 2008 to 192.3% in 2009. Total cumulative provisions reached US$353.3 million as of December 31, 2009, which is 58.3% higher than provisions in the previous year.

In 2009, BCP continued to focus its strategy on strengthening its customer service, which is related to its goal of providing quality and widespread customer access to the financial system and thereby increasing the company’s penetration into the market. In following its network expansion plan, BCP focused on cost-efficient channels, opening ATMs and Agente BCP, which grew 11.9% and 51.3%, respectively. By the end of 2009, BCP had a total of 996 ATMs and 2,801 Agentes BCP. As a result of this strategy, BCP’s average number of transactions in 2009 increased 18.3% from 2008 and its transactional business was therefore able to generate higher income from fees and commissions.

Overall, BCP’s results met our expectations and remained profitable despite the global recession.

BCP Bolivia

In 2009, Banco de Crédito de Bolivia (BCP Bolivia) had a net income of US$30.4 million, a 29% decline from its 2008 net income of US$42.9 million. The bank’s performance was the result of its lower net financial income due to smaller loan growth and a tighter interest margin on investments. BCP Bolivia also incurred higher operating expenses and generated lower non financial income due to regulatory changes that increased salaries and eliminated certain banking commissions. The earnings that BCP Bolivia reported in 2008 were also higher because they incorporated a translation gain from the appreciation of Bolivia’s domestic currency against the U.S. Dollar. In contrast, the translation gain for 2009 was essentially zero, as the exchange rate remained flat.

In 2009, BCP Bolivia maintained its status as one of the top banks in Bolivia. In each of the following categories, the bank outperformed the industry average in the Bolivian banking system: return on equity (30.4%), past-due loan ratio (1.8%) and coverage ratio (257.9%) (as compared to industry averages of 21.8%, 3.5% and 167.5%, respectively).

BCP Bolivia’s loan portfolio expanded by 0.8% from 2008, totaling US$460.2 million in 2009. This expansion was mainly due to a 4.5% growth in retail banking.

Although BCP Bolivia made a positive contribution to our results in 2009, the country of Bolivia still experiences a volatile political environment and shows evidence of significant stagnation in private investment activity.

Edyficar

Since BCP acquired Edyficar in October 2009, the consolidation of Edyficar’s results into BCP’s financial statements resulted in a total contribution of US$1.1 million (representing Edyficar’s net income from the fourth quarter of 2009). As of December 31, 2009, Edyficar registered total assets of US$275.3 million which consisted of US$229.2 million from the company’s net loan portfolio, its main asset. Total liabilities increased to US$233.9 million, which included US$179.5 million from banking activities. Net shareholders’ equity reached US$41.4 million at the end of 2009.

Edyficar focuses on SME lending and, together with BCP, it held a 20.0% market share in terms of loans at the end of 2009 (compared to a market share of 17.9% held by its closest competitor). As of December 31, 2009, its client base registered 213 thousand clients, a base 17.9% larger than in 2008. The average amount of an Edyficar loan in 2009 was S/. 3,380 (approximately US$1,170). Edyficar registered a PDL ratio of 3.9% at the end of 2009, a reflection if its portfolio quality. In local accounting Edyficar reached a return on equity of 21.7% and an efficiency ratio of 43.8%.

The acquisition of Edyficar was part of BCP’s strategy to capture most of the SME segment’s growth, which is expected to expand significantly over the next several years. BCP intends to support Edyficar’s growth and development by improving its funding cost and structure and providing the capital and technology that Edyficar needs.

ASHC

Of all our subsidiaries, ASHC experienced the most severe effects from the global financial crisis. In the year since then, ASHC has recovered substantially. The company’s net earnings for 2009 amounted to US$54.1 million, reversing the loss of US$22.4 million reported the previous year. As a result, the contribution of ASHC to Credicorp, net of dividends received, amounted to US$29.7 million, a significant improvement over the US$50.4 million loss reported in 2008.

Net income from interest in 2009 totaled US$52.4 million (including the US$21.9 million dividends received from Credicorp Ltd.), which represented an increase of 11% from the previous year. This rise in net income was primarily due to the company’s greater financial margin, which in turn was a result of the company’s lower funding cost (the 2009 cost was 16% below the cost in 2008). This lower funding cost reflected the steady decline of LIBOR rates during the year, a favorable scenario for the bank given the short-term structure of its customers’ deposits and their fast re-pricing, in contrast to assets engaged for longer terms and at higher interest rates. Non-financial income reached US$20.8 million and included income from fees, the sale of securities and foreign exchange operations.

ASHC’s total assets were US$1,484.8 million as of December 31, 2009, an increase of 2% from 2008. This increase in total assets was primarily a result of the appreciation in value of ASHC’s Investments Available for Sale account. That account recovered approximately US$70 million of its value, which in turn produced unrealized gains of US$23.3 million in 2009. In contrast, that same account produced an unrealized loss of US$46.7 million in 2008.

Finally, at the end of 2009, assets under ASHC’s management totaled US$2,177 million, compared to US$1,639 million in 2008. This growth was primarily a result of the increase in the market value of our portfolio that followed the larger recovery in global financial markets.

Insurance segment

PPS

In 2009, PPS, which encompasses Pacífico Seguros, Pacífico Vida and Pacífico Salud EPS, reported a net income of US$49.2 million (compared to a US$15.0 million net loss in 2008). As a result, the contribution we received from PPS increased considerably, from a loss of US$15.9 million in 2008 to a gain of US$37.4 million in 2009. This record high contribution from PPS was primarily attributable to a significant reduction in the claims rate by customers of Pacifico General Insurance, a rate which dropped from 87.2% to 53.3%. The lower claims rate for the year was in turn the result of on-going efforts, which began in 2006, to improve the company’s risk diversification strategy and lower the concentration of the company’s portfolio.

The technical result PPS obtained in 2009, which reflects the company’s core business performance for the year, was US$79.9 million, a significant improvement over the 2008 result. This improved technical result followed a reduction in the overall claims rate, which went from 84.3% in 2008 to 65.2% in 2009, and was the product of changes and improvements that PPS implemented over the last several years through underwriting management and operating controls.

In 2010, PPS will continue to focus on its retail business by developing products to introduce customers to the advantages of insurance. There is enormous growth potential in Peru’s insurance market, given the industry’s weak market penetration. Efficiency and risk management will continue to be key indicators in measuring PPS’s performance. Efficiently utilizing the BCP network is an essential component of PPS’s growth strategy for 2010 since capitalizing on synergies between the insurance business and the distribution channels of the banking business may lead PPS to greater penetration in the insurance market.

Pension fund segment

Prima AFP

Peruvian pension funds experienced a better year in 2009.   The financial markets stabilized and continued a trend toward recovery. These favorable economic conditions led to an increase in the market value of funds under Prima AFP’s management, a value that reached US$23.9 billion on December 31, 2009 and represented a 51% year-over-year increase.

Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality services and timely and transparent information to its clients. As a result, the contribution we received from Prima AFP in 2009 reached US$20.8 million, as compared to US$11.2 million in 2008.

Funds under management of Prima AFP increased 47.6% from US$4.9 billion in 2008 to US$6.6 billion as of December 31, 2009. By year-end 2009, Prima AFP’s share of total funds under management was 30.6%, unchanged from 2008, making Prima AFP the second largest fund management company in Peru.

Prima AFP’s revenues from commissions in 2009 reached US$78.8 million, an 11.4% increase from 2008. This improvement in performance was a result of a stable and improved portfolio of contributing members that was supported by the increase of administration fee from 1.50% to 1.75% since January 200. Unlike the revenues Prima AFP reported in 2008, Prima AFP’s revenues in 2009 included 13, rather than 14, contribution periods because the Peruvian government, as part of its anti-crisis plan, exempted affiliates from deductions on additional salaries that must be paid in July and December under Peruvian labor law.

In 2010 Prima AFP plans to maximize its contribution to us by obtaining moderate growth in its client base, a goal consistent with our expectation that the Peruvian economy will expand over the next year. Prima AFP also plans to continue to reinforce its position in the market, strengthen its affiliate base and progressively incorporate independent workers into pension plans designed specifically for that segment of the labor market.

To improve its operating results, Prima AFP will continue to focus on increasing efficiency and reducing costs. Emphasis will also be placed on improving Prima AFP’s long-term stability through better risk management, one of the company’s highest priorities.

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

	2007	2008	2009	Variation 2009/2008
	(U.S. Dollars in millions, except percentages)
BCP (1)	322.5	410.9	388.5	-5%
ASCH	20.5	(50.4)	29.7	159%
PPS	9.4	(15.9)	37.4	335%
Grupo Crédito (2)	(1.7)	13.2	14.2	8%
Total	350.7	357.8	469.8	31%

(1)	Includes Banco de Crédito de Bolivia, which contributed US$30.3 million in 2009, US$42.9 million in 2008 and US$27.0 million in 2007.
(2)
Includes Prima AFP (which recorded a net income of US$20.8 million in 2009, US$11.2 million in 2008 and US$3.0 million in 2007), Credicorp Securities, Credicorp Ltd. (which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and PPS)) and others.

(2)     Strategy

Credicorp was established to create a financial group that would benefit from the synergies among the group’s companies and would become a leader within each business market in which the companies operate. In moving steadily toward achieving these strategic goals, we have become a leading financial group. However, we do not operate in a static environment and the last two years have demonstrated how quickly and dramatically the world can change. Peru’s economic growth slowed significantly in 2009 as a result of the international recession. This led us to take steps toward improving our long-term sustainability and positioning our companies for growth as Peru’s needs evolve.

The Peruvian market offers one of the greatest growth opportunities in South America. In the banking, insurance and pension fund industries, market penetration by service providers remains low. Accordingly, we have revisited our business plans, incorporating strategies that will enable us to reach underserved segments of the Peruvian population and achieve higher returns on our capital. As our businesses expand, it becomes increasingly important for us to maximize efficiencies and control risk. Strength in these areas will be the cornerstone of a healthy, sustained and profitable growth.

The growth strategies we have adopted for each of our companies contain a focus on retail markets. Using our collective resources, we are developing information systems that can collect commercial sales information and provide us with the data we need to process scoring models by segment. This will enhance our ability to assess and control risk.

We also continue to makes strides toward greater integration of our companies by more extensively sharing our talents, intelligence, and experience. Two examples of our most successful integrations, involved gains in our ability to manage assets and provide insurance products:

Asset Management

The success of our growth strategy depends on our ability to effectively manage our assets and the assets of our clients. In 2009, we undertook a comprehensive review of our asset management systems. As a result of our review, we adopted a new asset management strategy, based on international best practices, in all the areas of the corporation that manage investment funds. We also adopted a unified set of standards and policies designed to protect the interests of our investors and ultimately maximize our profitability.

We also streamlined our asset management systems by making greater use of technology. Our new tools will allow us to access risk more effectively and tailor our products to meet the specific needs of our customers. In addition, we adopted new service models that will enable us to continue to provide quality service as our company continues to grow.

Insurance Business

We made significant changes to our insurance business in 2009. Encouraging our subsidiaries to work together, we created new distribution channels for our insurance products. For example, we now offer our insurance products through the BCP network, which has historically focused on the commercial and retail banking markets. This more integrated approach has enabled us to expand our insurance customer base and increase our profitability.

We also implemented several changes to our managerial structure. We now rotate our managers among our primary subsidiaries. This practice prevents entrenchment, giving our managers a better understanding of our operations across markets. We also established new management committees, comprised of representatives from each of our primary subsidiaries. These committees have already proven to be a value resource, offering effective problem-solving strategies and spurring innovation.

Outlook for 2010

We expect economic conditions in Peru to continue to improve in 2010. Throughout the year, we will continue to take a development-oriented approach, preparing for changes in the Peruvian market, which is expected to have high growth rates in the upcoming years. Given the low levels of competition in Peru’s banking and insurance markets, our subsidiaries will be well positioned to expand. Our high equity, sound levels of technical and professional expertise, and strong relationships built on the trust of our customers, are all signals indicating a positive outlook for the Company.

(3)     Credicorp Operating Segments

Banking

The majority of our banking business is carried out through BCP, which is our largest subsidiary and the oldest bank in Peru. A portion of our banking business is also carried out by ASHC, which principally serves Peruvian private banking customers through offices in Panama. We conduct banking activities in Bolivia through BCB, a full service commercial bank and the fourth largest Bolivian bank in terms of loans and deposits, with 11.8% and 13.0% market share, respectively.

Our banking business is organized into wholesale banking activities, which are carried out by BCP’s wholesale banking group (which includes the corporate banking operations of ASHC), and retail banking activities, which are carried out by BCP’s retail banking group. To increase our visibility and raise our market share in the retail banking industry, BCP bought Edyficar, which is a scaled, high-growth and highly profitable microfinance business. Edyficar has a solid risk management strategy and a proven track record in both loan portfolio growth and social impact. The company provides financial services for low-income micro-entrepreneurs and unbanked communities.

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

Pension funds, brokerage and others

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

We offer Brokerage and other services through BCP and ASHC. BCP offers clients a wide range of such products and services, such as brokerage, mutual funds and custody services through its branch network in Lima and, on a more limited basis, throughout the rest of Peru. In addition, we also distribute such products through ASHC.

In the last few years, we have consolidated an important line of business, asset management, for our customers. As of December 31, 2009 our assets under management totaled US$11.1 billion, an increase of 56.8% from 2008, which was mainly due to the market recovery after a drastic drop in the market values of securities caused by the international financial crisis. The majority of our asset management business is performed through our subsidiary, Prima AFP.

Mutual funds represent another important contributor to our asset management business, carried out through BCP’s mutual funds subsidiary, Credifondo Sociedad Administradora de Fondos Mutuos (or Credifondo). Credifondo leads the Peruvian market with a share of 45.2% of the total assets currently under management. Finally, BCP’s affiliate, Atlantic Security Bank, offers the international mutual funds and financial advisory services to BCP’s private banking customers.

We established a corporate supervision project entitled “Asset Management” due to the size of these businesses, the importance of the commissions they generate and, above all, the fiduciary responsibility they entail. The main objectives of the project are to establish homogeneous risk control and investment policies based on best international practices. The Asset Management business has four main components:

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

Insurance

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

(4)     BCP and Subsidiaries

(i)      General

BCP’s activities include commercial banking, investment banking and retail banking. As of December 31, 2009, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets of US$19.6 billion, total loans of US$11.2 billion, deposits of US$14.5 billion and net equity of US$1.7 billion. At the end of 2009, BCP’s loans, on an unconsolidated basis, represented approximately 33.4% and the deposits represented approximately 34.2% of the total Peruvian banking system, respectively.

As of December 31, 2009, BCP had the largest branch network of any commercial bank in Peru with 334 branches. BCP operates an agency in Miami and a branch in Panama. In addition, as of December 31, 2009 Edyficar had 96 offices through which it serves its clients.

As of and for the year ended December 31, 2009, BCP accounted for 72.8% of our total revenues, 87.2% of total assets, 84.6% of net income and 70.6% of net equity. BCP’s operations are supervised and regulated by the SBS and the Central Bank.

BCP groups its client base according to the following criteria:

Client Segmentation
Group	Sales (US$MM)
Micro-business	Up to 0.5 or total debt of 0.2
Small Business	From 0.5 to 6.6 or total debt of 1.0
Middle market	From 6.7 to 30
Corporate	Higher than 30

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

BCP and its principal subsidiaries as of December 31, 2009 are as follows:

•
Banco de Crédito de Bolivia, or BCB, is BCP’s commercial bank in Bolivia. BCP owns 95.92% of BCB and we hold the remaining interest. Currently, BCB is the fourth largest bank in Bolivia in terms of deposits and loans market share and has a network of 65 offices located throughout Bolivia. BCB owns one of Bolivia’s largest brokerage houses, Credibolsa S.A. Agente de Bolsa, and this subsidiary owns Credifondo SAFI Bolivia, a mutual fund company. BCP targets middle- and small-sized clients and offers a broad range of corporate, personal banking and leasing products. BCB’s results are consolidated in BCP’s financial statements.

•	Empresa Financiera Edyficar S.A. was acquired in October 2009 and is 99.78% owned by BCP. It is engaged in micro finance in Peru.

•	Credibolsa Sociedad Agente de Bolsa, or Credibolsa, was established in June 1991 and is 100% owned by BCP. It is engaged in portfolio advisory and brokerage activities in the Lima Stock Exchange.

•	Credifondo Sociedad Administradora de Fondos Mutuos, or Credifondo, is a mutual fund management company that was established in 1994. Credifondo is 100% owned by BCP.

•	Creditítulos S.A., or Creditítulos was established in 1997 and is 100% owned by BCP. Creditítulos serves as an asset securitization entity.

•	Inmobiliaria BCP is the real estate subsidiary of BCP. It manages and promotes the sale of real estate that has been foreclosed or received in payment by BCP. Inmobiliaria BCP is 100% owned by BCP.

•
Solución Financiera de Crédito del Perú S.A. was established in 1979 and is 100% owned by BCP. Its business includes mortgage lending, consumer lending and SME financing. In the company’s shareholders meeting on November 19, 2009, Solución Financiera de Crédito del Perú S.A.’s shareholders decided to change the company from a finance company to a mortgage administrator company and to change the company’s name to Solución Empresa Administradora Hipotecaria S.A. These changes were necessary because, according to Peruvian Law, no person is allowed to be the owner of two financial institutions of the same type. As a result, the company will primarily engage in the administration of mortgage portfolios. These changes were submitted to the SBS for approval and are still under evaluation.

(ii)     Wholesale Banking Group

BCP’s wholesale banking group (Wholesale Banking Group), which competes with local and foreign banks, has traditionally represented the majority of BCP’s loans. BCP’s traditional relationships provide its Wholesale Banking Group with a competitive advantage.

In spite of the international recession, BCP’s Wholesale Banking Group maintained its positive trend in loan placements, posting average portfolio levels of US$5,881 million (8.2% higher than in 2008). It also maintained its leadership in the wholesale banking market with a 40% stake in placements. BCP has the largest capital base among Peruvian banks, which provides it with more resources to meet the financing needs of its corporate clients. BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The Wholesale Banking Group provides its customers with short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease financing.

The Wholesale Banking Group is divided into the following areas:

•	Corporate Banking, which provides loans and other credit services to companies with annual revenues in excess of US$30 million;

•	Middle Market Banking, which serves mid-sized companies;

•	International Banking, which manages BCP’s relationship with financial institutions locally and abroad, trade products and international operations services;

•	Corporate Finance, which provides underwriting and financial advisory services to corporate and middle market clients;

•	Business Finance, which finances business projects and manages the financial leasing product;

•	Institutional Banking, which focuses principally on serving profit and non-profit organizations, state-owned companies and other major institutions; and

•	Business Services, which develops transactional services.

Net interest income from the wholesale banking sector reached US$146 million in 2009 (compared to US$141 million in 2008). This growth was a result of the higher interest rates BCP charged during the first half of 2009 due to the increased risks associated with lending to it customers. These higher interest rates helped to offset the reduction in business volume BCP experienced in 2009. Income from financial services accounted for 48% of the total revenue generated by the wholesale banking sector.

Corporate Banking

Despite a difficult financial environment, BCP continued to meet the needs of its corporate clients, helping them meet their short- and medium-term financing needs. As a result, BCP’s direct credits grew slightly from US$3,928 million to US$4,058 million, and income from financial services increased 19%, from US$47 million to US$56 million. These increases, coupled with a very low default ratio (less than 0.1%), enabled the Corporate Banking Area to meet its financial targets with a net profit US$94 million, an increase of 38% over the US$68 million achieved in 2008.

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

Middle Market Banking

BCP’s middle market banking area provides banking services tailored to medium-sized companies located in a variety of markets. The products offered to middle market clients resemble those offered to corporate banking clients. The three major types of products are:

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

BCP has identified several opportunities to engage middle market companies, particularly in Peru’s manufacturing, wholesale, retail, fishing and construction industries, where special emphasis has been placed and specific task areas have been created to attend to the needs of these economic groups. BCP has a middle market client portfolio of approximately 7,000 companies, including 1,069 economic groups. Generally, these clients are not listed on the stock exchange but, in some cases, are capable of issuing financial obligations or commercial papers. Their financial information is reliable and audited. These companies are typically family-controlled but professionally managed.

During 2009, the middle market banking area revised its customer segmentation policies. The area now includes established (but growing) companies that will eventually become part of our corporate segment, traditional mid-size companies and a group of growing small cap companies.  Inselecting which small companies are best suited for service by our middle market banking area, we consider a mix of different characteristics; such as annual revenues, financial leverage, overall debt and product penetration and complexity. BCP’s middle market customers are distributed among nine regional managers nationwide and have annual revenues that vary from US$1.5 million to US$50 million.

Last year, the middle market banking area made significant progress toward implementing its strategic goals by:

•	Creating hubs to meet the needs of its customers more efficiently

BCP now has a customer redistribution hub in Lima, where a new business area was created;

•	Streamlining its lending process to provide middle market customers with prompt service;

•	Introducing new electronic financial products to make its services more accessible to customers;

•	Incorporating sophisticated technical tools that assist it in analyzing risk-based pricing and profitability; and

•	Focusing on risk based financial services revenues, which account for 50% of the total income generated by the middle market banking area

According to internal reports, in 2009 net income from the middle market banking area remained at US$63 million, essentially unchanged from 2008. This business segment managed to maintain its income base in a difficult economic environment by actively managing its loan spread, achieving a spread of US$78 million (34% higher than in 2008). The middle market area’s annual average loan portfolio had 32.4% of market share, (US$1,904 million), making BCP the leading bank in its segment.

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

Institutional Banking

BCP’s Institutional Banking Area serves for-profit and non-profit organizations, including 600 clients in Lima and 300 clients in provinces. In Lima, a specialized team in wholesale banking serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, and microfinance institutions. In provinces, a specialized remote wholesale banking team partners with BCP’s retail banking area to serve clients.

The annual average deposit amount in BCP’s Institutional Banking Area (Lima and Provinces) reached US$1.6 billion in 2009. The Institutional Banking Area is strategically important because of the opportunities its clients present for generating income from fees and cross-selling opportunities. BCP’s strategy in this area is focused on building customer loyalty by offering customized services at competitive rates and providing outstanding service quality. The institutional banking clients mainly require remote office banking, collections and automated payroll payment services

International Banking

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

The international market volatility during 2009 affected Peruvian trading volume, which fell 30% compared to volume in 2008. The volume of trades managed by BCP was similarly affected and its trade fee income fell 12.1%. Although volumes declined, BCP’s trade market share increased from 36.5% to 41.5% due to a shift in the usage of trade tools from open accounts to guarantees, were BCP is a recognized leader.

According to the Central Bank, in 2009 Peruvian exports decreased 14.6% to US$26.9 billion (compared to US$31.5 billion in 2008). This result was principally due to decreased exports of commodities (gold, silver and iron) and of manufactured goods (textiles, basic metals and chemicals). During the same year (based on BCP’s internal report), BCP’s exports volume decreased 10.1% to US$11.6 billion (compared to US$12.9 billion in 2008), which amounted to 43.1% of total Peruvian exports.

Total Peruvian imports were US$21.0 billion in 2009, decreasing -26.1% from US$28.4 billion in 2008, which was primarily due to a lower demand for capital goods (industry, construction and transportation), raw materials for industry, and consumer goods. BCP’s import letters of credit, collections and transfers amounted to US$6.5 billion in 2009, increasing 6.6 % from US$6.1 billion in 2008, which amounted to 31.0% of total Peruvian imports.

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

In line with trade trends, China has become the second largest trade partner for Peru. In light of China’s growing influence, BCP has visited several banks and corporations in China to explore a possible alternative to intermediate trade flows, assess Peruvian exporters and importers and to facilitate Chinese investment in Peru through direct investment and trade development.

Corporate Finance

BCP’s Corporate Finance Area is a leading advisor to corporate, middle market and institutional clients in Peru. Our Corporate Finance team composed of over 20 executives based in Peru is the largest team of its kind in the marketplace. BCP’s Corporate Finance Area provides a wide range of investment banking and corporate finance advisory services, including structured financings, capital raisings, initial public offerings, mergers and acquisitions and corporate restructurings. In 2009, the Corporate Finance Area focused on investment banking and structured financing for projects in Peruvian economic sectors that remained strong despite the global financial crisis, such as construction, energy and mining. The main projects in 2009 included:

•	A leasing arrangement for US$162 million for Cemento Andino to expand their cement plant, representing the largest leasing transaction that has been structured and paid by a local bank;

•	A medium-term leaseback facility to Votorantim Metais Cajamarquilla for US$120 million to expand their zinc refinery capacity to 320 Tons per year.

•	A leaseback facility to Empresa de Generación Huanza for US$119 million to finance the construction of their 91.2MW hydroelectric plant.

•	A syndicated leasing to Compañia Electrica el Platanal, or CELEPSA, for US$60 million to complete the construction of their 220MW hydroelectric plant.

As the global economy started showing signs of recovery and the Peruvian capital market started to open late in the second half of 2009, BCP´s Corporate Finance Area was in charge of leading the US$200 million bond placement to complete the financing of Peru LNG’s natural gas liquefaction plant and the US$172 million bond placement to finance Kallpa Generación’s combined cycle power plant. In addition, the Corporate Finance Area acted as financial advisor to Credicorp in its acquisition of 99.34% of the stock of Edyficar.

During 2009, the Corporate Finance Area generated income in excess of US$14.0 million from structuring, advisory and issuance fees.

Leasing

BCP’s financial leasing business offers and manages financial leasing operations. It also carries out medium-term operations, principally for small- and medium-sized companies. BCP is the leader with a market share of 36% of total leasing.

The financial leasing business only grew by 13% during 2009 (as compared to a 54% growth in the previous year). BCP’s leasing loan balances show a 31% growth in 2009 as a consequence of tax rule stabilization applicable to leasing operations and the growth of the Peruvian economy.

Growth during 2009, like growth in 2008, was driven by business loans in sectors requiring investment in mining, energy generation and manufacturing companies. Loan demand also increased in the telecommunication sector; however, loans to small-sized companies grew at a slower pace as a result of the new risk policies BCP established.

Business Services

BCP’s business services area is in charge of developing transactional services that handle the exchange of information and money transfers to corporations, midsize companies, institutions and micro-business companies. This area is responsible for both the development and marketing of transactional (or “cash management”) services for BCP’s corporate and its institutional clients. The business services area offers more than 30 products, aimed at strengthening ties with clients, assuring their loyalty and reciprocity in the business carried out with BCP, reducing costs using electronic channels, and increasing fee income.

Services managed by the business services area include collections (automated trade bill collection and collection via internet), automated payments (direct credits to personnel and suppliers accounts and money transfers), electronic office banking, electronic lending and cash management through checking accounts with special features.

During 2009, transactional services continued to contribute to BCP’s earnings. The monthly average number of current accounts increased by 18% and fee revenues increased by 9.5% compared to those of 2008. This improvement is mainly the result of the dynamism experienced in the small business sector (also referred to as SME). Collection services, such as bills and companies’ collections, generated commissions that increased 6.8% and 21.4%, respectively, over the 2008 collections. This improvement is explained, in part, by BCP’s strategic decision to offer value to its clients through the implementation of a more efficient mechanism of information related to these services. The higher demand by clients for the remote banking service Telecredito also generated 8.6% more transactions than 2008. Likewise, other commissions generated by remittances abroad grew 9.3% from those generated in 2008, and the transaction volume generated by electronic factoring increased 20.6% in 2008. Finally, the electronic service for invoice financing, recently introduced in the market, grew by 40.5% in volume from 2008.

(iii)        Retail Banking Group

According to BCP’s internal reports, by the end of 2009, retail banking-related loans represented 40% of BCP’s total loans, while retail banking-related deposits accounted for 47% of BCP’s total deposits. Retail income from fees constituted 45% of BCP’s total income from fees.

Between 2006 and 2007, the Retail Banking Group’s loan volumes increased by 45%, reaching US$2,840 million. During 2008, loans grew again by 30%, reaching US$3,694 million. Throughout 2009, loan balances grew by US$621 million to US$4,315 million. This growth was a result of strong consumer lending, which includes installment loans and credit cards, home mortgages and small and micro business loans. With respect to deposits, BCP’s retail banking group has also shown constant growth, by growing 29% between 2006 and 2007, US$1,051 million in 2008 and US$690 million during 2009, reaching a total of US$7,818 million by the end of 2009.

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

BCP’s retail banking serves individuals and small-sized companies with annual sales levels of up to US$6.6 million. BCP’s objective is to establish profitable long-term relationships with its broad client base, using segmentation strategies that satisfy the specific needs of each client type. BCP’s retail distribution strategy changed at the beginning of 2007, when BCP started using the branch network as the center for all transactional and commercial activities. BCP now has a commercial division, in charge of all direct sales forces and the branches, which in turn are organized on a geographic level. Each branch is responsible for servicing and selling products to three customers groups: exclusive banking, small business banking and consumer banking. In addition, each branch is responsible for coordinating the different channels offered within the branch, such as account managers, customer service representatives and tellers.

The Marketing Division is responsible for product, channel and segment management. During 2008, BCP saw an unprecedented investment in infrastructure and human resources to support its “banking the unbanked” strategy. As a result, in 2008 and 2009, BCP experienced an explosive growth in channels, including 1,580 new customer contact locations (59 branches, 247 ATMs and 1,580 correspondent banking offices). Demonstrating its leadership in attracting new customers, BCP now services over three million customers with its network of 334 branch offices, 996 ATMs and 2,801 correspondent banking offices (these figures do not include the customer contact locations under Edyficar’s management, which are counted separately).

Exclusive Banking

Exclusive banking is BCP’s upscale retail banking area which manages a select number of individual customers. These customers are crucial to BCP because of their high loan and deposit volume and their attractive profitability.

The exclusive banking customers receive a differentiated value plan which includes (i) access to innovative products, (ii) dedicated customer services channels such as specialized account managers and/or expert phone banking, (iii) privileged preferential service in the branches at the teller window and (iv) special interest rates on loans. BCP’s exclusive customers, totaling about 160,000, must have a good credit record and at least US$20,000 in outstanding loans within the banking system or a US$40,000 balance in deposits with BCP. Approximately 100,000 of the most profitable exclusive clients are serviced through specialized accounts managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. Account managers are also responsible for new customer acquisition, particularly through mortgage loans. The higher end of this segment also has access to investment advisors who prepare customized investment plans consisting of capital market products and mutual funds. The exclusive banking segment is very profitable, generating 36% of the retail banking group’s income while managing 5% of the total customer base, 45% of retail group’s loan volume and 41% of its deposit volume.

Small Business Banking

BCP’s small business segment now accounts for 282,000 clients. Customers are divided into three groups with different business models, services levels, and products access. The first group is top-end small business banking, which serves approximately 7,200 clients with annual sales between US$500,000 and US$6.6 million. The next group of 100,000 small business clients has annual sales up to US$500,000 but has debt, and the third group of approximately 210,000 consists of very small business customers who have only deposit product needs.

In addition to products, such as revolving credit lines repaid in installments, BCP also helps the development of the small and micro (SME lending) business segments, which composed of individuals who primarily derive their income from small, family-run businesses, in two ways:  (i) client training programs through seminars and presentations and (ii) formalization programs based upon alliances with government institutions such as Prompyme, the Ministry of Labor and Social Promotion, municipalities and the Peruvian Center for the Promotion of Small Business. BCP’s total loans to small businesses as of December 31, 2009 amounted to US$1,065 million, which represented another year of consecutive growth.

According to BCP’s internal reports, the Small Business Banking loan portfolio grew from US$1,037 million in 2007 to US$1,345 million in 2008 and reached US$1,546 million by the end of 2009. In terms of deposits, this group increased deposits from US$1,197 million in 2007 to US$1,562 million in 2008 and US$1,698 million by the conclusion of 2009.

Edyficar also serves the microfinance segment, and as of December 31, 2009, it registered 165,345 SME clients with a total loan portfolio equivalent to US$198.8 million (S/. 574.6 million in Nuevos Soles), which represented an increase of 15.1% compared to the level registered at the end of 2008. As of December 31, 2009, Edyficar had a client market share of 9.7%, making it second in terms of market share within the SME segment. Edyficar also had a loan market share of 4.6% in 2009, making it fifth in terms of market share within the SME segment. The aggregate market share of Edyficar and BCP in the SME segment totaled 20.0% at the end of 2009, and combined, they have the highest market share in the SME segment.

Consumer Banking

Consumer banking is in charge of developing strategies for the retail customers not included in exclusive banking or small business banking. Its customer base is approximately 2.7 million medium to low income individuals. Consumer banking focuses its attention on customers who receive their payroll through BCP (which represents slightly more than 1 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products). BCP has continued excelling in expanding its debit card as a form of payment, maintaining more than half of the market share in withdrawals and payments with debit cards, which is a year-to-year increase of 400,000 cards. BCP concluded 2008 with more than 2.7 million cards.

Mortgage Lending

As of December 31, 2009, BCP was the largest mortgage lender in Peru with a market share of 35.5% of total mortgage loans in the Peruvian banking system. This was largely the result of BCP’s extensive marketing campaigns and its improvements in the quality of procedures for extending credit and establishing guarantees.

BCP expects the mortgage lending business to continue grow because of (i) low levels of penetration in the financial market, (ii) increasing demand for housing, (iii) the availability of funds for the Peruvian government’s MiVivienda low-income housing program and (iv) the current economic outlook for controlled inflation and economic growth in Peru.

BCP had US$1,551 million in outstanding mortgage loans as of December 31, 2009 (as compared to US$1,346 million in 2008, US$1,125 million in 2007 and US$868 million for year-end 2006).

All programs of mortgage financing are available to customers with minimum monthly income of US$400. The MiVivienda program, a program supported by government resources, placed a limit of US$60,000 on the value of the house to be purchased. BCP will finance up to 90% of the appraised value of a property where monthly mortgage payments do not exceed 30% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offers is 25 years, in U.S. Dollars, and 25 years, in local currency. Within the mortgage lending business, BCP offers variable, fixed and Libor-based interest rates on home mortgage loans denominated in both U.S. Dollars and Nuevos Soles. However, BCP’s mortgage portfolio is predominantly fixed rate and U.S. Dollar-denominated.

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

Peru’s economic growth has had a huge impact on the consumer credit market, which grew by a total of 24% during 2008 and 16% between 2008 and 2009. The outstanding balance is US$1,326 million, consisting of US$503 million in credit card loans and US$823 million in installment loans. BCP’s market share in consumer lending has consistently increased since 2007, 2008 and 2009 from 17.9% to 19.2% to 20.0%. This growth in consumer lending was achieved while maintaining a ratio of delinquent accounts below 5% (over 30 days).

Between 2007 and 2008, installment loans experienced an unprecedented growth of US$214 million in outstanding balances, a 45% increase, and during 2009 installment loans grew another 19%. This result was due, in part, to BCP’s strategic change which was designed to broaden its customer base. Fifty percent of BCP’s new loans came from customers with a monthly gross income of less than US$400.

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

In addition, BCP has been continuously improving monitoring and optimizing its scoring models, which includes, among others, behavior, payments and income forecasting. As a result, BCP has achieved a US$58 million yearly increase in outstanding balances during each of 2008 and 2009. According to BCP’s internal records, the number of active credit cards has constantly increased from 325,000 in 2006 to 387,000 in 2007 to 430,000 in 2008 and 446,000 by year end 2009. In addition, annual purchases have increased from US$592 million in 2006 to US$868 million in 2007 to US$1,131 million in 2008 and US$1,203 million in 2009.

BCP is also the largest shareholder of VISANET, holding approximately 40% of its total shares. The number of VISANET electronic payment terminals grew to approximately 55,000 in 2009, as compared to 28,000 in 2006.

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

Credifondo is BCP’s fund management subsidiary, which offers investment fund products and services. Fund types offered by Credifondo include short/long term, U.S. Dollar and local currency and fixed/variable income funds.

Trading and Brokerage Services

In 2009, markets recovered strongly after the international financial crisis. The Lima Stock Exchange General Index (IGBVL) experienced an increase of 100.9%, even though trading volume (measured in U.S. Dollars) decreased 22% to US$4,007 million, as compared to 2008. Including fixed income and REPO operations, total trading volume in the Lima Stock Exchange reached US$5,710 million, representing a 28% decline as compared to 2008.

Credibolsa maintained its leadership position in the Lima Stock Exchange with a 24.87% share of the market in equity and 50.77% in fixed income, compared to 19.8% and 49.6% in 2008, respectively. Credibolsa’s trading volume was generated by domestic customers (both retail and institutional), by foreign institutional clients and by our proprietary trading. Credibolsa’s total trading volume reached US$3,158 million in 2009. Credibolsa was also the number one stock broker for initial offerings, issuing a total of S/. 388 million and US$543 million in fixed income, representing a 46% market share.

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

Since 2007, BCP has adhered to the best international cash management practices. BCP created the Assets and Liabilities Management Service (or ALM) which is responsible for managing its balance sheet under the Asset and Liabilities Committee (or ALCO) oversight. ALM is responsible for managing BCP’s balance sheet and for accepting reasonable interest rate and liquidity risks through management of the short- and long-term transfer rates.

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

Asset Management

Credifondo S.A., Sociedad Administradora de Fondos, or Credifondo, provides advice to and operates mutual funds in Peru. It is the largest mutual fund manager in Peru based upon data from the Peruvian securities market authority, the Comisión Nacional Supervisora de Empresas y Valores (CONASEV). As of December 31, 2009, total Peruvian funds in the mutual funds system amounted to US$4.86 billion, increasing 72.3% from US$2.82 billion in 2008.

According to CONASEV, as of December 31, 2009, Credifondo managed ten separate funds, with a total of 102,211 participants (38.9% of total participants) compared to 78,497 in 2008. Among the securities in which the different funds specialize are: equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds and U.S. Dollar-denominated short-term securities. As of December 31, 2009, Credifondo’s total managed funds amounted to US$1,929 million, increasing from US$1,273 million – 60.4% – as of December 31, 2008. Because these funds are subject to certain volatility, there can be no assurance as to their future performance. As a result, we do not guarantee any return on these investments.

As of December 31, 2009, the Bolivian fund administrator managed a total of US$139.9 million of third-party funds increasing 27.4% as of December 31, 2008.

According to BCP’s internal reports, BCP holds US$22.7 billion in securities for over 61,189 domestic and foreign clients. BCP provides custody services that include the physical keeping of securities and the payment of dividends and interest. In addition, BCP acts as paying agent for securities of which it does not keep custody. BCP is one of the few banks in Peru qualified to serve as a foreign custodian for U.S. mutual funds. Trust services include (i) escrow, (ii) administration and representation services, (iii) supervision of transactions completed for its clients and (iv) transfer settlement and payment services for local securities issues. These services allow BCP to adequately represent its clients’ activities in the local and international securities markets.

La Fiduciaria S.A., or Fiduciaria, is an associated entity and the first specialized trust services company in Peru. We hold a 45% interest in Fiduciaria. In its eighth year of existence, Fiduciaria has managed trusts for a majority of the institutions in the national financial system, putting itself at the forefront of fiduciary services in Peru. Fiduciaria’s operations encompass sectors including energy, communications, mining, tourism, fishing, education and construction. Fiduciaria ended 2009 with 185 outstanding operations.

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

For BCP’s individual and small business borrowers, it evaluates credits based on the client’s capacity for repayment, a documented set of policies (regarding the client’s financial track record among other issues), and in most cases, credit scores, which assign loan-loss probabilities that relate to expected returns of each market segment. Approximately 80% of BCP’s credit card, consumer, mortgage, and small business loan application decisions are made by automatic systems. The complement is decided by credit officers reporting to a centralized unit.

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

In US$ thousands	Risk without collateral or with only personal collateral or guarantee	Risk with preferred guarantees (1)
Board of Directors	Regulatory limit	Regulatory limit
Executive Committee	US$ 191,076	US$ 191,076
General Manager	US$ 35,000	US$ 30,000
Credit Group Manager	US$ 7,500	US$ 15,000
Credit Risk Manager	US$ 4,000	US$ 8,000
Credit Risk Chiefs	US$ 2,000	US$ 3,000
Retail Credit Risk Manager	US$ 500	US$ 500

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

In general, BCP is a secured lender. As of December 31, 2009, approximately US$6.4 billion of our loan portfolio and contingent credits were secured by collateral, which represents 47.9% of the total loan portfolio based upon our unconsolidated figures, as compared to 41.7% in 2008 and 43.8% in 2007.  Liquid collateral is a small portion of the total collateral. In general, if BCP requires collateral for the extension of credit, it requires collateral valued at between 10% and 50% above the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons.

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

As of December 31, 2009, deposits represented 74.9% of BCP’s total source funding. BCP’s extensive branch network facilitates access to this type of stable and low-cost funding. BCP’s corporate clients are also an important source of funding for BCP.

(vii)       Support Areas

BCP’s commercial banking operations are supported by its risk area, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “—(4) BCP and Subsidiaries—(v) Lending Policies and Procedures.”

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

BCP considers its technology platform to be one of its main competitive strengths and has continued to invest in this area to maintain its competitive position in the banking sector. During 2009, BCP’s expenses on systems totaled US$120.7 million, of which US$96.4 million were recurring expenses and US$24.3 million were allocated to specific projects. These totals were higher than those of 2008, which were US$97.9 million, US$79.2 million and US$18.7 million, respectively. BCP’s investments totaled US$50.9 million, of which US$14.9 million were for tactical projects, US$22.2 million for core processes, and US$13.8 million for subsistence projects. These amounts were lower than those reported for 2008 (US$60.9 million, US$16.6 million, US$27.5 million and US$16.8 million, respectively).

Furthermore, to continue with the objective of increasing lending in the Retail Banking Group, BCP expanded its “Loans Integrated Model”, or MIC, to consumer loans. The Loans Integrated Model, which was started in 2007 for credit cards, provides customers instant reply to credit card applications and approved credit lines. In 2009, the system could be able to mortgage loan screening to give customers point of contact response. Finally in 2010, the system will have a new function, enabling it to buy debt from other financial entities.

BCP continued to align its systems to the technological architecture by building and implementing shared services. In 2008, two modules of SAP were implemented—human resources and procurement. Three other important projects were completed: (i) implementation of the collections management system for retail banking products; (ii) migration of the IVR (interactive voice response) system to a new platform, which is more robust, safe and high availability; and (iii) implementation of a new anti-money laundering system to intercept all suspicious banking transactions. During 2009, BCP started an accounting module that will be completed in 2010.

As part of the “Excellence in Continuous Operations” Program (ECO Program), BCP completed the construction of a new data center at the La Molina headquarters at the end of 2008. In June 2009, also as a part of the ECO Program, BCP started the construction of a world-class data center in Chorrillos to replace its downtown Lima facility. Operations at the data center in Chorrillos are scheduled to lunch in November 2010. The La Molina and Chorrillos data centers will operate in an “active-active” mode, backing-up each other. In parallel, a third project within the ECO Program called “Out-of-Region Disaster Recovery Data Center” (OOR) started in July 2009 at IBM’s Brazil Global Delivery Center located in Hortolandia, Sao Paulo. The main objective of the OOR project is to provide remote recovery capabilities of the core banking applications and channels of BCP nationwide in case of a major disruptive event that may affect both data centers in Lima.

Marketing

BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and is focused on change and innovation. The company promotes its products and services by constantly improving them. In this manner, BCP aims to grow and be a leader in every retail market by offering the highest possible value for its clients and shareholders. In 2009, BCP continued its strategy which was based on two fronts:

Generating Value: In terms of generating value, BCP continues to develop strategies to approach different retail customer groups. BCP’s increasing use of Customer Relation Management (CRM) tools across all sectors enables it to proactively reach customers and provide them with personalized offers and terms in a timely manner. In an effort to build long-term relationships, the BCP has heightened its development and training activities. These activities include training programs with small-business owners supported by Universidad del Pacífico, the ExpoNegocios and the Bodegas y Mercados, as well as exhaustive seminars conducted in different cities across the country.

Another key element for BCP to create value is innovation. BCP has launched several innovative products, including new service products for very wealthy customers, new benefits for customers whose wages are paid at their BCP accounts, and the development of the Línea Múltiple de Negocios (Multiple Business Line) that allows its customers to meet their financial needs with a comprehensive, easy-to-use product.  BCP also innovates by transforming the way it operates throughout the organization, achieving internally, leaner and more efficient processes and externally, an enhanced experience for our customers.  During 2009 leaner processes have been accomplished for branch layout and tellers, ATM cash management and mortgage lending.

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

Operations

Achieving greater operational efficiency is an essential part of BCP’s s growth strategy, and BCP is committed to improving efficiency by streamlining its processes. One of the main initiatives the company advanced in 2009 was “Lean Project”, which aimed at increasing the satisfaction of BCP’s clients by enhancing business-origination processes based on the “Lean” methodology. In 2009, the redesign of the processes occurred in three “waves”:

Wave 1 - New branch model

The new model seeks to offer better service to BCP’s clients in each branch, and turn the branches into commercial points rather than transactional centers. The most relevant achievements in 2009 included: operating 41 offices under the new model; reducing the waiting time at BCP offices by 48%; increasing the productivity of teller promoters by 20%; and migrating 6% of the transactions handled by tellers to electronic channels. BPC expects that by April 2011, approximately 279 offices out of a total of 334 will operate under the new model.

Wave 2 - Post-sales and cash management

The purpose of Wave 2 is to improve BCP’s post-sale service and cash logistics management. On the post-sales side, BCP began by conducting an initial process review of its claims attention service. The company then extended its review, examining how it processes requests from current clients (including requests to update of client information or requests for copies of credit card statements). The main achievements in this process review included: reducing the claim response time from 9 days to 2 days; and increasing the company’s productivity in responding to applications by an average of 160%.

On the cash management side, BCP sought to improve efficiency in its management of cash logistics. Cash logistics management includes facilitating the movement of cash among in and among BCP’s branch offices, vaults and ATMs. The most relevant achievements in this wave were: reducing the cash transportation expenses (remittance and pick up) by 24% and reducing expensed for cash processing by 57%. Overall, the office logistics expenses were cut 29%.

Wave 3 - Commercial loans, mortgage loans and leasing

For Wave 3, BCP undertook an exhaustive review of its commercial lending, mortgage lending and leasing processes. The review tracked loans from the time a client submitted a loan application until the loan was disbursed. They examined the work structure used to handle these loan applications, the quality of customer service, the information provided to the client and the celerity of the overall service, in order to propose systems that might enable BCP to better serve its clients and improve its sales process. The main achievements in Wave 3 were: reducing the renewal cycle time for credit lines extended through BCP’s Corporate Banking Area by 47%, reducing the same renewal cycle time for loans extended through BCP’s Middle Market Banking by 14%, reducing the renewal cycle time for loans in BCP’s Corporate Finance Area by 15%; increasing productivity in the risk area by 53% in Corporate Banking Area, increasing productivity in the risk area by 24% in Middle Market Banking and increasing productivity in the risk area by 24% in BCP’s Corporate Finance Area. BCP also reduced its mortgage loan cycle time from 47 days to 14 business days for 75% of its mortgage loans; and reduced its application-to-disbursement time on leases from more than 21 days to just 15 days for 83% of its leases.

 (viii)     Anti-Money Laundering Policies

As part of our enterprise wide compliance program, BCP and all the companies under our group have adopted policies and procedures for “know your customer,” “know your market,” “know your correspondent bank” and “know your employee” as an integral part of our anti-money laundering program. These policies and procedures are required to be followed by all employees corporate wide and is under the responsibility of the Board of Directors, the Chief Executive Officer and the Corporate Compliance Officer.

Credicorp’s corporate compliance officer is responsible for the monitoring and oversight of the program and coordinates with the compliance officers of each of the foreign branches (BCP Panama and BCP Miami), affiliates (PPS, Atlantic Security Bank and Credicorp Securities) and foreign subsidiaries (BCP Bolivia). These institutions must comply with all regulatory laws established in the countries in which they operate, in addition to corporate policies and procedures and GAFI recommendations. Under Peruvian law, BCP must notify the SBS if any of its branches, affiliates or subsidiaries abroad are unable to meet any requirements imposed by the aforementioned entities.

The Financial Intelligence Unit is the governmental entity responsible for receiving, analyzing and disseminating suspicious transaction reports filed by obligated entities. It was created under Law 27693 in April of 2002, as amended by Laws 28009 and 28306, and incorporated under Law 29038 in June 2007 as a specialized unit of the SBS. The Financial Intelligence Unit is autonomous, both functionally and technically.

One of the main banking regulations, Law 838-2008, requires that all financial institutions supervised by the SBS have an anti-money laundering and terrorist financing compliance program that includes adequate policies, monitoring of client operations, evaluation of red flags, registration of all cash operations and a training program for all staff.

 (ix)       Employees

As of December 31, 2009, BCP had 16,748 employees (including 1,247 employees from Edyficar) compared to 15,969 employees as of December 31, 2008 and 12,667 employees as of December 31, 2007. All employees of banks in Peru are given the option of belonging to an employee union. These employee unions are collectively represented by the Federación de Empleados Bancarios (Federation of Banking Employees or FEB).

(5)         Atlantic Security Holding Corporation

ASHC is a holding corporation that engages in private banking, asset management and proprietary investment. ASHC was incorporated in December 1981 in the Cayman Islands and principally serves Peruvian-based customers through Atlantic Security Bank (ASB), a wholly-owned subsidiary.  ASB is a Cayman Islands licensed bank with offices in Panama through which ASHC conducts all commercial business.  ASHC’s balance sheet is virtually identical to ASB’s, with the exception of approximately 14.6 million Credicorp shares directly held by ASHC.

As of December 31, 2009, ASHC had total assets of US$1,484.8 million and shareholders’ equity of US$239.8 million (compared with US$1,454.2 million and US$115.7 million, respectively, as of December 31, 2008). ASHC reported a net profit of US$54.1 million in 2009, compared with a net loss of US$22.4 million in 2008.  Adjusting for dividend income from Credicorp that is not reflected in consolidated results, ASHC’s net income contribution increased from a negative US$50.4 million in 2008 to US$29.7 in 2009.  All income other than Credicorp dividends was generated by ASB.

ASB’s clients have traditionally provided a stable funding source, as many are long-time clients who roll-over deposits on a permanent basis. As of December 31, 2009, ASB had approximately 4,000 clients, 95% of whom are Peruvian.  ASB deposits at year-end 2009 reached US$1,230.4 million, down slightly from US$1,283.6 million as of December 31, 2008.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities represent a distant second in terms of portfolio allocation, while equity and hedge-fund positions, though present, are even less relevant. As of December 31, 2009, ASB had US$797.2 million at fair value, compared to US$594.9 million in 2008.  In addition to ASB’s portfolio, ASHC also holds an equity investment in Credicorp with a fair value of approximately US$1,124.2 million as of December 31, 2009 (compared to US$730.5 million as of December 31, 2008).

Third-party Asset management is an important activity for ASB.  Total assets under management reached US$2,177.0 million as of December 31, 2009, compared to US$1,639.4 million as of December 31, 2008.  These assets cover the range from direct unsolicited securities to ASB managed mutual funds.

ASB also maintains a sizable loan portfolio.  Total loans outstanding were US$525.5 million and US$560.1 million for 2009 and 2008, respectively.  Between 85% and 95% of these loans were guaranteed by client’s deposits or investments.  For the year-ended 2009, for example, only US$23.4 million were unsecured loans.  This high level of securitization is reflected in ASB’s low level of non-performing loans, consistently much less than 1% of total loan portfolio.  The overwhelming majority of ASB’s loans are granted to Peruvian nationals and companies, while those that are not are directed exclusively to Latin American borrowers.

ASB’s overall investment strategy, general profile of its investment portfolio and specific investment decisions are reviewed on a weekly basis by an investment committee.  Its credit risk by counterparty, including direct and indirect risk, is evaluated on a consolidated basis and covers all activities that generate credit exposure such as interbank placements, commercial loans and securities investment.  Market, Liquidity and Operational risks are monitored by ASB’s Risk Management Unit, which in turn reports to and is supervised by a Corporate Risk Committee, an Asset-Liability Committee and the Board of Directors.

(6)         Pacífico Peruano Suiza

We conduct our insurance activities through Pacifico Peruano Suiza and its subsidiaries, El Pacifico Vida and Pacifico Salud, which together make up Pacifico Grupo Asegurador, providing a broad range of insurance products in the property and casualty, life and health businesses. In 2009, the six most significant business lines collectively generated 82.9% of total premiums written by PPS. These business lines consisted of commercial property damage (including fire, earthquake and allied lines and limited liability risks), automobile, health, life and pension fund underwriting and life annuities. PPS is the second leading Peruvian insurance company, including private health companies, with a market share of 30.9% based on net premiums earned and fees in 2009.

In 2009, we were attributed a consolidated net gain from PPS of US$37.4 million compared to a net loss of US$15.9 million in 2008. PPS’s total premiums increased 3.6% to US$608.8 million during 2009 from US$587.6 million in 2008, and net premiums earned, net of reinsured premiums and of technical reserves (as defined below in “―(ii) Claims and Reserves”), were US$439.5 million in 2009, increasing 8.3% compared to 2008.

PPS’s net underwriting results increased from a loss of US$7.7 million in 2008 to a gain of US$79.9 million in 2009. This rise in PPS’s underwriting results is primarily a due to the decrease of net claims paid as a percentage of net premiums written from 84.3% during 2008 to 65.2% during 2009.

PPS’s business in property and casualty and private health is highly concentrated, with a client base of over 28,000 companies and over 417,000 individuals in the property and casualty and health insurance programs, including individuals affiliated with group health insurance programs through the companies by which they are employed. As of December 2009, revenues from policies written for PPS’s three largest and 20 largest customers represented 7.5% and 21.6% of total premiums in its property and casualty and health insurance businesses, respectively. PPS’s property insurance lines are sold through agents and brokers, while life insurance is sold by its own sales force. The 10 largest brokers in the property and casualty as well as in the private health segment accounted for approximately 43.5% of total premiums as of December 31, 2009 (compared to 41.2% as of December 31, 2008).

El Pacífico Vida (Pacífico Vida), PPS’s life insurance subsidiary, is 38%-owned by ALICO, a subsidiary of AIG. In 2009, Pacífico Vida reached total premiums of US$188 million, a 5.9% increase from total premiums of US$178.2 million in 2008.

Pacífico Vida’s market share was 27% in 2009 versus 27.6% in 2008. Its individual life and personal accident businesses increased by 14.5%, mainly due to an increase in sales of the company’s new products, the improved quality of Pacífico Vida’s sales service and the development of its distribution channels, which includes its main channel, the agencies, and its part time channels, such as brokers, BCP (bank-assurance), sponsors, among others. As a result, the market share in individual life market was 35.7% where Pacifico Vida has positioned as the leader.

In 2009, total premiums on Group Life, Group Life Ley and SCTR (limited workers compensation) increased by 12%. This increase was largely the product of a broad based national economic recovery, which spurred the formalization of more companies and the development of the mining and construction sectors. Credit Life, Pacífico Vida’s most dynamic product, reached an increase of 14.7% in total premiums over that of 2008 and represented 12% of total direct premiums (compared to 11.2% in 2008). Credit Life’s increase was primarily a result of Pacífico Vida’s business with BCP, which involved credit cards and mortgage loans. Pacífico Vida’s life annuity business decreased 0.3% in total premiums and fell from 19.9% to 17.9% in its market share. This decrease was mainly because we did not take part in the VAC bonds’ market (“valor adquisitivo constante” in Spanish, constant acquisition value).

Pacífico Vida’s pension fund underwriting business fell 9.9% for the year. This decline was a result of a government program that prohibited the company from assessing pension fees on employee bonuses payable in July 2009 and December 2009.

Pacífico Vida generated financial earnings of US$32.9 million in 2009. Pacífico Salud reported total revenue of US$125.3 million and net gain of US$2.7 million in 2009 mainly due to a decrease in claims. The net loss ratio decreased to 84.6% in 2009 from 90.3% in 2008.

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

PPS utilizes reinsurance to limit its maximum aggregate losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on evaluation of the financial capacity of the reinsurer, terms of coverage and price. PPS’s principal reinsurers in 2009 were, among others, Lloyd’s, Allianz Re, Amlin, Catlin, China Re, Endurance, Everest Re, Flagstone Re, Glacier Re, GIC, Hannover Re, Mapfre Re, MS Frontier, Munich Re, Odyssey Re, Omega, Partner Re, Paris Re, QBE Reinsurance Corp., QBE Europe, R+V, Reaseguradora Patria, Scor, Sirius International, Swiss Re, Validus Re, White Mountain y XL Re. Premiums ceded to reinsurers represented 16.7% in 2009. PPS acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers who are unable to satisfy their reinsurance requirements.

As of December 31, 2009, premiums for reinsurance written by PPS totaled US$4.8 million. Although PPS historically has obtained reinsurance for a substantial portion of its earthquake-related risks through excess loss contracts, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition. See “—(ii) Claims and Reserves.”

(ii)         Claims and Reserves

Net claims paid by PPS as a percentage of net premiums written (i.e., the net loss ratio) reached 65.2% in 2009, down from 84.3% in 2008.

The net loss ratio, in the property and casualty segment, which represented 49.1% of PPS’s premiums in 2009 (50.5% in 2008), decreased to 53.3% in 2009 from 87.2% in 2008, mainly due to the improved performance of automobile, fire, medical assistance and allied lines. The net loss ratio from the automobile line, which represented 24% of property and casualty premiums in 2009 (22% in 2008) decreased from 80.8% in 2008 to 52.3% in 2009. The net loss ratio from the fire and allied lines, which represented 19.8% of property and casualty premiums in 2009 (20.1% in 2008) decreased from 105.1% in 2008 to 18.7% in 2009. The net loss ratio of the medical assistance line, which was 19.5% of property and casualty premiums in 2009 (16.4% in 2008) decreased from 107.5% in 2008 to 73.7% in 2009.

The net loss ratio in the life insurance lines decreased from 84% in 2008 to 77% in 2009, due to the low performance of disability and survivor (pension fund) insurance and Group Life claims.

The net loss ratio in the health insurance lines decreased from 90.3% in 2008 to 84.6% in 2009 and represented 20.6% of PPS’s premiums in 2009 (19.8% in 2008).

PPS is required to establish (i) claims reserves in respect of pending claims in its property-casualty business, (ii) reserves for future benefit obligations under its in-force life and accident insurance policies, and (iii) unearned premium reserves in respect of that portion of premiums written that is allocable to the unexpired portion of the related policy periods (collectively, “Technical Reserves”). PPS establishes claims reserves with respect to claims when reported, as well as for incurred but not reported (IBNR) claims. Such reserves are reflected as liabilities in PPS’s financial statements.

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

(iii)       Investment Portfolio

As of December 31, 2009, the book value of PPS’s portfolio (which includes Pacífico Seguros, Pacifico Vida and Pacifico Salud) was US$1,057.2 million, which included US$77.4 million in equity securities and US$979.7 million in bonds. The company’s real estate investments’ gross book value reached US$33.8 million.

Pacifico Seguros had a book value of US$178.2 million in 2009 and mostly included investments of equity and short-term debt instruments. Pacifico Vida’s book value was close to US$865.7 million and mainly consisted of long-term debt instruments. Pacifico Salud, on the other hand, had a small portfolio with a book value of US$13.3 million and was mainly invested in short-term debt instruments.

As part of its improvement process, PPS has been adjusting its investment policy in order to apply the best international risk management practices and tools. PPS also incorporated the recommendations of Solvencia II and Basel II, with a view to developing a better match of terms and currencies with the company’s liabilities, especially in connection with obligations vis-à-vis PPS’s insured customers.

PPS reported financial income in 2009 of US$75.7 million, as compared to US$70.4 million in 2008. This outcome is explained by the growth of PPS’s life and property and casualty businesses.

PPS’s 2009 financial income grew to US$3.5 million, an increase of 18.3% compared to 2008 and an increase of 81% compared to the company’s 2009 forecast. The better performance was mainly due to the capital gains that PPS obtained in the equity market, its use of a barbell strategy in the fixed income portfolio (long-short position in bonds) and the company’s increased income from rent fees.

The equity profits that PPS earned during 2009 were higher than those earned in previous years because of a strong recovery in international stock markets. The Peruvian stock market rallied 105% during 2009, as commodities prices recovered (due to higher demand from emerging markets) and the construction and financial sectors improved as demand for housing rose. PPS’s portfolio strategy, supported by the recovery of the stock market, generated capital gains of US$6.8 million and a return on equity of 77%.

Despite the strong decline in world interest rates, the company was able to generate US$ 11.9 million in fixed income profits, 29% higher than forecast and only 4.5% below PPS’s 2008 earnings. Revenue in this portfolio was higher than forecast because PPS applied a “barbell strategy” to the portfolio at the end of 2008 and the beginning of 2009. The barbell strategy generated a higher return and provided PPS with enough liquidity to cover its obligations.  Additional income also came from PPS’s real estate investments as a result of higher rental fees. Overall, earnings increased by 14.8% compared to 2008.

PPS’s main strategy is to have an appropriate match of currency and term for its assets and liabilities. In this sense, since a significant portion of its premiums is denominated, and much of its operations are conducted, in U.S. Dollars. Most of the company’s assets are also invested in this currency. In 2009, 79.4% of the gross premiums received by PPS were denominated in U.S. Dollars (86.4% in 2008).

PPS’s investments are made primarily to meet its solvency equity ratio and to provide reserves for claims. PPS manages its investments under two distinct portfolios. The first portfolio is designed to match the liabilities of the company’s property, automobile and health lines, and the second portfolio is designed to match the liabilities of the company’s life and annuities lines. Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. PPS invests in foreign markets, emphasizing investments in U.S. and European sovereign debt. PPS has adopted strict policies related to investment decisions. PPS’s investment strategies and policies are reviewed and approved by PPS Board of Directors. However, senior management also has investment authority and decision making authority with respect to investment strategies.

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

In 2009, the pension fund market was stable with less competition for transfers and increased focus on new recruitments. Prima AFP maintained its leading market position due to a strong value proposal aimed at providing quality information and service to its members.

Strong productivity by Prima AFP’s sales management helped Prima AFP preserve a high quality portfolio and obtain growth of its monthly insurable remuneration (or RAM), which is the basis of its revenues. The sales management’s strong productivity also contributed to Prima AFP maintaining a robust market share. With regard to contributions collection, Prima AFP maintained the largest market share (31.9% as of December 2009).

In the commercial field, Prima AFP focused on recruiting new affiliates, reducing transfer volumes and maintaining its affiliate portfolio.  Pursuant to in-house estimates based on revenues and taking into account the 1.75% administration fee, Prima AFP’s basis remuneration for revenues increased in 2009. This increase allowed Prima AFP once again to garner the highest share of the market (31.8%).

With respect to investments, during 2009 the financial markets began a slow recovery process from the losses sustained after the international financial crisis in 2008. As of December 2009, Prima AFP’s funds under management reached US$6.6 billion, a 30.6% market share.  Given that pension funds are long-term investments, it is best to observe their returns over a long period. Over the last 36 months, Prima AFP’s returns were 21.70%, 31.30% and 35.66% for funds 1, 2 and 3 respectively. In 2009, Prima AFP registered total revenues for US$78.8 million and profits of US$20.8 million (IFRS results) through growth of its revenue base and a gradual reduction in operative expenses. The revenues obtained in 2009, unlike those reported in 2008, considered 13 rather than 14 contribution periods. This is due to the fact that the government decided, as part of its anti-crisis plan, to exempt affiliates from deductions on additional salaries that, according to Peruvian law, must be paid in July and December.

Income from administration fees reached US$78.8 million, 11.4% higher than 2008. This increase was made possible by a strong contributing client portfolio, which remained stable throughout 2009, and by Prima AFP’s efforts to recruit new affiliates. Prima AFP’s personnel expenses reached US$21.3 million, a 17.5% decrease from 2008. This outcome was a result of lower commercial personnel charges stemming from steps taken at the beginning of the year to reduce the sales force.

(8)         Competition

(i)          Banking

The Peruvian banking sector is currently composed of 15 commercial banking institutions. As of December 31, 2009, BCP ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 36.6% of assets, 34.2% of deposits and 33.4% of loans.

Major Peruvian Banks as of December 31, 2009	Assets	Deposits	Loans
BCP	36.6%	34.2%	33.4%
BBVA Banco Continental	20.8%	22.2%	23.4%
Scotiabank Perú	15.9%	16.2%	15.2%
Interbank	11.2%	11.9%	11.4%
Banco Interamericano de Finanzas	2.8%	3.4%	3.4%

Source: SBS

We believe that the Peruvian banking industry will continue to be a competitive environment within a generally comfortable liquidity situation. This increased competition may in the future affect our loan growth and reduce the average interest rates that we may charge our customers, as well as reduce our fee income.

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

In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. In recent years, the AFPs and mutual funds-managed assets have increased at rates over those experienced by the banking system. The private pension fund assets reached US$23.9 billion as of December 31, 2009, increasing by 51.0% since December 31, 2008 (when funds totaled US$15.9 billion), due to the effect of the international financial crisis on the Peruvian stock market and pension fund system. Total mutual funds reached US$4.9 billion in 2009, a 72.5% increase from US$2.8 billion in 2008.

(iii)       Other Financial Institutions

Other institutions in the Peruvian financial system tend to specialize in a given market sector. These institutions include finance companies, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives. They mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals. These markets have shown substantial increases in recent years. BCP is facing strong competition from these credit providers, primarily with respect to (i) micro-business loans, where such providers lent US$2.4 billion as of December 31, 2009 (50.1% higher than the US$1.6 billion lent in 2008), representing 54.7% of the total in the financial system (compared to 47.2% in 2008); and (ii) consumer loans, where such providers lent US$1.1 billion in 2009 (83.6% higher than US$623.9 million in 2008), representing 15.2% of the total in the financial system (compared to 10.6% in 2008). As part of BCP’s strategy to capture the future growth of these segments in 2009, BCP acquired Edyficar, which was rated sixth in terms of loan share and whose mono-line model proved to be successful in the micro finance business.

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

Between 1990 and 2000, President Fujimori implemented a broad-based reform of Peru’s political system, economy and social conditions. See “Item 3. Key Information—(D) Risk Factors.” President Fujimori resigned in 2000 in favor of a transitory government due to an outbreak of corruption scandals. President Toledo then assumed the presidency in 2001 after two years of political turmoil, facing high unemployment and underemployment, an economic recession and social need. In 2006, current president Alan García was elected for a five year-term.

Despite the economic strides achieved since 1990, poverty remains a persistent problem in Peru, with almost 40% of the population living below the poverty line, which the World Bank defines as monthly income of less than US$60 per capita, adjusted to reflect differences in purchasing power. A significant number of Peruvians live on an income of less than US$30 per capita per month.

Until the global crisis, Peru had experienced continuous economic growth since the second half of 2001. President Toledo retained, for the most part, the economic policies of the previous government, focusing on achieving sustained economic growth by: increasing exports, reducing unemployment, reforming the tax system (primarily by increasing the tax base and improving tax collection), fostering private investment by promoting concessions, maintaining low inflation and the floating exchange rate, improving oversight, transparency guidelines and requirements in regulated sectors of the economy, improving the efficiency of the public sector, and maintaining open trade policies.

President Toledo transferred the presidency to Alan García Pérez on July 28, 2006, following Mr. García’s victory in the run-off of the presidential elections held on June 4, 2006. Even though Mr. García´s government has mostly retained the economic policies of the previous government, 2009 showed a severe slowdown, due to the impact of the global crisis, which translated to a decrease in the GDP growth rate to 0.9% from 10.0% in the previous year.

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

In the late 1980s and early 1990s, the Peruvian economy was very volatile. Since 1999, the Peruvian economy has grown every year. Between 2001 and 2008, each year Peru’s economic growth was higher than in the previous year, with a 5.9% annual average. For 2009, the global crisis adversely influenced growth, but within a global comparison, Peru was among the countries with the highest GDP-growth rates: 0.9% in a year when global production decreased 1.1%.

In 2009, despite the impressive growth of public investment (+25.9% after 42.8% in 2008), the main driver of growth came from foreign markets, since domestic demand decreased as a consequence of a severe drop in inventories. However, growth dynamics in the foreign sector was driven not by a growth in exports, but due to an almost 20% decrease in imports. In 2010, an additional increase in public investment is expected, as the government’s countercyclical fiscal policy winds down gradually, and regional and local elections approach. Peru will also have a presidential election in 2011, making it less likely that public investment will decline in 2010. However, total economic growth may decline given the status of the world economy and the level of eternal demand for Peruvian products.

The decision by the United States in August 2002 to renew and expand tax benefits through the ATPDEA for certain Latin American export products benefited the manufacturing sector because of its inclusion of Peruvian textiles. In May 2004, negotiations over a free trade agreement with the United States, Colombia and Ecuador began. During 2007, the Free Trade Agreement (FTA) with the United States was signed and the trade deal was put into effect on February 1, 2009, concluding a long process of trade negotiations and goodwill. The FTA made permanent the special access to the U.S. market enjoyed under the Andean Trade Promotion and Drug Eradication Act. The current trade between these countries is about US$11 billion annually (18.5% of total trade). The FTA is expected to encourage higher export growth and diversification, as well as accelerate reforms that will further enhance the investment climate in Peru, which is already benefiting from foreign direct investment at historic highs. During the 2008 APEC Summit, progress was made toward reaching a trade agreement with China. According to the Ministry of Foreign Trade and Tourism, the other Asian countries with which Peru is negotiating free trade agreements are Japan and South Korea, whose negotiations may be closed by mid 2010.

It has taken almost two decades of continued implementation of sound economic policies and a strong political commitment to generate a noticeable improvement in Peru’s economic condition. Peru’s strong macroeconomic performance was underpinned by wide-ranging structural reforms to improve the functioning of markets, foster private sector participation, and modernize the role of the state. In the early 1990s, Peru was one of the first emerging countries to undertake a simultaneous trade and capital account liberalization, accompanied by a flexible exchange rate regime and a deep reform of the financial system. Among several important transformations aimed at enhancing external competitiveness and investor confidence, Peru modernized the civil service and reformed the labor market. Peru’s authorities remain committed to prudent financial policies to preserve the macroeconomic stability and a further deepening of structural reforms to sustain growth and entrench poverty reduction.

Peru’s trade surplus in 2009 was US$5.9 billion which was well below its 2006 record (US$9 billion), but it showed signs of a recovery from the US$3.1 billion balance recorded in 2008. In light of the global financial crisis, Peru’s trade surplus was based not on a rise in exports, but on a drop in exports. Exports for 2009 decreased 14.7%, but imports dropped 26.1%. The decline in exports has the most severe effect on non-traditional exports, despite the sharp decline in commodity prices. On imports, the most severe impact was on intermediate goods, specially oil and derivatives, following the contraction in the price of crude.

Peru has had a history of high and persistent current account deficits. In 2006, however, Peru had a record surplus of US$2.9 billion, which is equivalent to 3.1% of its GDP. This amount decreased in 2007, with a surplus of US$1.4 billion (1.3% of GDP) and became a deficit again in 2008 (US$4.7 billion, or 3.7% of GDP), turning back to a small surplus in 2009 following the decrease in imports (due to a lower domestic demand) and in investment income (due to lower prices of exported commodities and profits for non-resident companies).

Peru’s financial account had a surplus of US$0.7 billion in 2006, due mainly to repayment of external debt made by the public sector. This account grew substantively in 2007 and reached US$8.3 billion due mainly to higher foreign direct investment and long-term loans. The decrease in 2008 was concentrated in the last quarter due mainly to the behavior of foreign direct investment. The flow of foreign direct investment, or FDI, into Peru was US$3.5 billion in 2006 and US$5.3 billion in 2007. Despite the US$4.0 billion in 2008 FDI, the result was not necessarily bad news as during the last quarter of 2008, Peruvian companies increased their participation in other Latin American companies, which resulted in a US$1 billion net outflow. In 2009, the financial account was about a fifth of previous years (US$1.7 billion), but it was enough to reverse the current account deficit. Lower inflows were consequence of outflows in the first half of the year given global uncertainty, but they recovered in the third and specially fourth quarter when investors adjusted their risk appetite and reassessed risks in emerging countries, which demonstrated to have solid foundations during the crisis.

The inflation rate in Peru, as measured by the Lima consumer price index, has fallen from 7,650.0% in 1990 to 1.1% in 2006. However, despite the Peruvian Central Bank’s 2% inflation goal, with a +/-1% range, inflation was 3.9% in 2007, 6.7% in 2008, due to higher international commodity prices (with Peru being a net importer of fuel and food), and 0.3% in 2009. This is, the Central Bank has breached the inflation bands for three-years-in-a-row (last year on the downside), but it was a consequence of external shocks. When considering core inflation, it was within the band already in 2009.

The average bank market exchange rate for Nuevos Soles in Peru was S/.2.89 per US$1.00 on December 31, 2009, an 8.0% appreciation considering end-of-year levels, but 11.1% when considering maxima levels reached in February. The Nuevo Sol was getting weaker during the first months of 2009 because of a “flight to quality” process, which favored positions in dollars. This generated an outflow of dollars in emerging markets, including Peru, which was partially countered by the Central Bank selling dollars in the market. Therefore, in 1Q09 Central Bank sold US$1.1 billion, but the gradual recovery of the Peruvian economy, in conjunction with lower risk aversion globally, made possible a slight positive position at the end of the year (US$108 MM).

The sound policy framework put in place in recent years and the build up of international reserves have contributed to significantly reduce Peru’s economic vulnerabilities and poverty (even though poverty still affects almost 40% of the population) and enhance its business environment. Peru’s strong fiscal surpluses in recent years, the recent moderate deficit due to countercyclical policies notwithstanding, have also supported a significant reduction in public debt and improved maturity structure. In the current uncertain global outlook, these are important fiscal buffers. A sound monetary policy, well-established in a framework that targets inflation, has also been instrumental in helping to maintain macroeconomic stability and reduce dollarization. Structural reforms have reduced Peru’s fiscal and financial vulnerabilities. Free trade agreements and the search of new markets to open new trade destinations, lower informality, and improvement in the business climate have helped improve Peru’s long-term growth prospects, which are reflected in a higher investment and a higher potential growth.

These achievements have placed Peru in a strong position to face any future deterioration in external conditions, should that be the case. Building on Peru’s strong fundamentals, including a resilient financial system, several measures have been appropriately implemented by the authorities that will help to limit spillovers, preserve adequate liquidity conditions in the domestic markets, and bolster domestic confidence. The Peruvian financial system has proven to be strong, despite a moderate impact of the crisis. Credit, which averages a 31.5% growth in 2007 and 2008, lost dynamism, closing 2009 with only a 9.0% growth, albeit amongst the highest in the region.

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

As a result, the near term domestic economic outlook still remains favorable, although if external risks materialize, their impact on the Peruvian economy could be strong. The pace of economic growth is expected to be around 5.0% in 2010, reflecting a moderate global recovery, and a more vigorous domestic demand. With the global demand still contained, inflation should remain around the 2% (+/- 1%) target range. A more severe and prolonged global slowdown, including a new global recession, in a framework of an electoral calendar due to Municipal and Presidential elections in 2010 and 2011, respectively, constitute downside risks to the growth outlook. Peru’s medium-term prospects are favorable and require preserving prudent macroeconomic policies and dealing with long-standing structural challenges.

(10)	The Peruvian Financial System

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

(i)	General

On December 31, 2009, the Peruvian financial system consisted of the following principal participants:  the Central Bank, the SBS, 15 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), six finance companies, and four leasing companies. In addition, Peru has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives, which totaled 34 entities as of December 31, 2009.

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

In addition, banks may carry out financial leasing operations by forming separate departments or subsidiaries. Banks may also promote and direct operations in foreign commerce, underwrite initial public offerings, and provide financial advisory services apart from the administration of their clients’ investment portfolios. By forming a separate department within the bank, banks may also act as trustees in trust agreements.

Law 26702 authorizes banks to operate, through their subsidiaries, warehouse companies, securities brokerage companies, and to establish and administer mutual funds.

Branches of foreign banks enjoy the same rights and are subject to the same obligations as Peruvian banks. Multinational banks, with operations in various countries, may perform the same activities as Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in the local market, multinational banks must maintain a certain portion of their capital in Peru, in at least the minimum amount that is required of Peruvian banks.

Finance Companies

Under Law 26702, finance companies are authorized to carry out the same operations as banks, with the exception of (i) issuing loans as overdrafts in checking accounts and (ii) participating in derivative operations. These operations can be carried out by finance companies only if they fulfill the requirements stated by the Peruvian Bank Superintendency.

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

The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 14 in 2009.

(11)	Supervision and Regulation

(i)	Credicorp

Currently there are no applicable regulations under Bermuda law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us, as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. Since our activities will be conducted primarily through our subsidiaries in Peru, the Cayman Islands and Bolivia, a summary of Peruvian banking and insurance regulations and Cayman Islands banking regulations is set forth below.

Our common shares are listed on the New York Stock Exchange (NYSE). We are therefore subject to regulation by the NYSE and the Securities and Exchange Commission (SEC) as a “foreign issuer.” We also must comply with the Sarbanes-Oxley Act of 2002.

We are, along with BCP, subject to certain requirements set forth in Peruvian Law 26702 (“Peruvian Banking Law” or “Law 26702”) as well as certain banking statutes issued by the Peruvian banking regulator, Superintendencia de Banca y Seguros y AFP (SBS), including SBS Resolution No.0446-2000, enacted in June 2000 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates.” These regulations affect BCP and us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

Since our common shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, we are subject to certain reporting requirements to CONASEV, the Peruvian securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listing—(C) Markets—The Lima Stock Exchange—(ii) Market Regulation.”

(ii)	BCP

Overview

BCP’s operations are regulated by Peruvian law. The regulations for the operation of the Peruvian financial sector are stated in Law 26702. The SBS periodically issues resolutions that cause Law 26702 to be developed. See “—(10) The Peruvian Financial System.” The SBS, under the direction of the Superintendency of Banks and Insurance Companies, supervises and regulates entities that Law 26702 classifies as financial institutions. These entities include commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must seek the SBS’s authorization before beginning operations.

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

CONASEV is the Peruvian government institution in charge of (i) promoting the securities market, (ii) making sure fair competition takes place in the securities markets, (iii) supervising the management of businesses that trade in the securities markets and (iv) regulating their activities and accounting practices. BCP must inform CONASEV of significant events that affect its business and is required to provide financial statements to it and the Lima Stock Exchange each quarter. BCP is also regulated by CONASEV through Credibolsa, which is BCP’s wholly-owned brokerage house, and Credifondo, which is BCP’s wholly-owned mutual fund administration company. CONASEV examines Credibolsa and Credifondo on a regular basis.

Under Peruvian law, banks may conduct brokerage operations and administer mutual funds but must do so through subsidiaries. However, bank employees may market the financial products of the bank’s brokerage and mutual fund subsidiaries. Banks are prohibited from issuing insurance policies, but are not prohibited from distributing insurance policies issued by insurance companies.

Authority of the SBS

Peru’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms), insurance and reinsurance companies, companies that receive deposits from the general public and other similar entities as defined by the law. The SBS is also responsible for supervising the Central Bank to ensure that it abides by its statutory charter and bye-laws. Law 27328, enacted in July 2000, transferred to the SBS the supervision and regulation of the pension funds private administrators (“AFPs”) which were previously supervised and regulated by a specialized entity.

The SBS has administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority and punishing violators of its regulations. Its responsibilities include:  (i) reviewing and approving, with the assistance of the Central Bank, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as us); (iv) reviewing the bye-laws and amendments of bye-laws of these companies; (v) issuing criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the Central de Riesgos (Bank Risk Assessment Center), to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). In addition to them, the SBS is also responsible for stating the criteria relating to the existence of financial or mixed conglomerates in Peru and their supervising.

As a consequence of it, despite its supervising to BCP, the SBS also supervises Credicorp Ltd. on the basis that we are a financial conglomerate conducting the majority of our operations in Peru.

Management of Operational Risk

SBS Resolutions No. 006-2002 and 37-2008 established guidelines for operational risk management, which includes a broad range of risks and defines operational risks as those dealing with the possibility of suffering financial losses due to deficiencies in internal procedures, information technology or personnel, or the occurrence of adverse external events. Its also establishes responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in the performance and continuity of their operations and services in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures.

Credicorp, following these SBS guidelines, as well as the guidelines issued by the Basel Committee on Banking Supervision, and the advice of international consultants, has appointed a specialized team that is responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers and Board of Directors.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while the actual management of risk control procedures is conducted by the areas that carry out critical activities.

During 2008 and 2009, we broadened the responsibility of our operational risk team. First, along with critical processes and new products risk analysis, we are assessing operational risks related to critical suppliers, critical information assets, and technological components. Secondly, we have also fully developed the business continuity management, or BCM, discipline, which involves the implementation of continuity plans for critical business processes, incident management and training and testing. Thirdly, we implement procedures to register, collect, analyze and report risk operational losses looking forward to advanced models  to  operational risk capital allocation requirements. Lastly, we formed the monitoring and reporting team, which main objective is to follow up the actions plans, monitor the KRI and other performance indicators.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2009. We have developed internal methods to evaluate how effective our internal controls are over our financial reporting. In addition, we are implementing computer programs that will allow us to continuously monitor, assess and document our internal controls. During 2009, we completed our evaluation of internal controls over financial reporting and are now able to obtain the attestation of our independent auditors. See “Item 15. Controls and Procedures.”

Capital Adequacy Requirements

The capital adequacy requirements are set forth in the Peruvian Banking Law (Law 26702) and monitored and regulated by the Superintendency of Banks, Insurance and Private Pension Funds Administrators (the “SBS”). Law 26702 was enacted in December 1996 and amended in June 2008 through Legislative Decree 1028.  The amendment became effective in July 2009 and required the capital guidelines to conform to the standards established by the second Basel Accord (Basel II).

Basel II standards modified the methodology to measure credit, market and operational risks to permit the use of standardized and internal model-based methods.  Basel II standards also permit Peruvian financial institutions to request permission from the SBS to implement an internal ratings-based (“IRB”) methodology.

Financial institutions that receive approval from the SBS to use the IRB methodology are subject to regulatory capital floors.  The amount of required capital may not be less than the percentage of capital required under an alternative methodology.

	First Year	Second Year	Third Year
Basic IRB and Internal Models of Credit Risk	95%	90%	80%
Advanced Models of Credit Risk and/or Operational Risk	90%	80%	—

Prior to June 2009, the capital requirements were based upon the guidelines established by the first Basel Accord (Basel I). Financial institutions were required to limit risk-weighted assets to 11 times their regulatory capital (“patrimonio efectivo”), which is equivalent to a minimum capital ratio of 9.09% of risk-weighted assets.  Risk-weighted assets were calculated based upon five risk categories depending on the perceived risk of each asset class.

Pursuant to the Basel II guidelines, financial institutions are required to hold regulatory capital (“patrimonio efectivo”) that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks. The new minimum capital requirements will be implemented as follows.

Implementation date	Regulatory capital (% of total weighted assets)	Total risk-weighted assets
July 1st, 2009	9.5%	10.5 times the regulatory capital needed to cover market risks; plus 10.5 times regulatory capital needed to cover operational risks; plus Total amount of credit risk-weighted assets.
July 1st, 2010	9.8%	10.2 times the regulatory capital needed to cover market risks; plus 10.2 times the regulatory capital needed to cover operational risks; plus Total amount of credit risk-weighted assets.
July 1st, 2011	10%	10 times the regulatory capital needed to cover market risks; plus 10 times the regulatory capital needed to cover operational risks; plus Total amount of credit risk-weighted assets.

Article 184 of Law 26702, as amended by Legislative Decree 1028, provides that regulatory capital may be used to cover credit risk, market risk and operational risk.  Regulatory capital is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•
Basic Capital: Basic Capital or Tier 1 capital is comprised of: (i) paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); (ii) other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS; and (iii) unrealized gains in Subsidiaries.  Items deducted from Tier 1 capital include: (i) current and past years’ unrealized losses; (ii) deficits of loan loss provisions; (iii) goodwill resulting from corporate reorganizations or acquisitions; and (iv) half of the amount referred to in “Deductions” below.  Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.  The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (iii) of Tier 1 capital net of the deductions in (i), (ii) and (iii) in this paragraph.

•
Supplementary Capital: Supplementary capital is comprised of the sum of certain elements from Tier 2 capital and Tier 3 capital. Tier 2 capital elements include: (i) voluntary reserves that may be reduced without prior consent from the SBS; (ii) the eligible portion of redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS; (iii) for banks using the Standardized Approach Method (SAM), the generic loan loss provision up to 1.25% of credit risk-weighted assets; or, alternatively, for banks using the Internal Ratings-Based Method (IRB), the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to article 189 of the Law); and (iv) half of the amount referred to in “Deductions” below.  Tier 3 capital is comprised of redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk, as referred to in Article 233 of the Law.

•
Deductions: The following are deducted from Tier 1 and Tier 2 capital: (i) all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; (ii) all investments in shares and subordinated debt issued by an affiliate with which the bank consolidates its financial statements, including its holding company and such subsidiaries referred to in Articles 34 and 224 of the Law; (iii) the amount in which an investment in shares issued by a company with which the bank does not consolidate its financial statements and which is not part of the bank’s negotiable portfolio, exceeds 15% of the bank’s regulatory capital; (iv) the aggregate amount of all investments in shares issued by companies with which the bank does not consolidate its financial statements and which are not part of the bank’s negotiable portfolio, exceeds 60% of the regulatory capital; (v) when applicable, the amount resulting from the formula prescribed in Article 189 of the Law.  For the purposes herein, “regulatory capital” excludes the amounts referred to in (iii), (iv) and (iv) of this paragraph.

Article 185 of the Law 26702 also provides that the following limits apply when calculating regulatory capital: (i) the aggregate amount of supplementary capital must not exceed the aggregate amount of basic capital; (ii) the amount of redeemable Tier 2 subordinated instruments must be limited to 50% of the amount resulting from the sum of Tier 1 elements net of the deductions in (i), (ii), and (iii) in “Basic Capital” above; (iii) the amount of Tier 3 capital must be limited to 250% of the amount resulting from the sum of Tier 1 elements net of the deductions (i), (ii), and (iii) in “Basic Capital” above in the amounts assigned to cover market risk.

As of December 31, 2009, BCP’s regulatory capital was 14.52% of unconsolidated risk-weighted assets, which is equivalent to having risk-weighted assets that are 6.88 times the amount of regulatory capital.

Legal Reserve Requirements

Pursuant to Article 67 of Law 26702, all banks must maintain legal reserves.  Each year a bank must allocate 10% of its net income to its legal reserves until its legal reserves are equal to 35% of its paid-in capital stock.  Any subsequent increase in paid-in capital requires a corresponding increase in the amount of legal reserves. As of December 31, 2009, BCP’s consolidated legal reserves were S/.546.5 million (US$189 million), equivalent to 21.7% of BCP’s paid-in capital as of such date.  Paid-in capital increased by S/.720 million during 2009 due to the capitalization of 2008, and paid-in capital is expected to increase by an additional S/.329.5 million in 2010 as a consequence of the capitalization of 2009 earnings.  Consequently, BCP has communicated to the SBS that it intends to reclassify S/.348.7 million of voluntary reserves into legal reserves to ensure its legal reserves equal 35% of paid-in capital.

Provisions for Loan Losses

The SBS has authority to establish loan reserves and issue guidelines for the provision of loan losses by Peruvian credit institutions, including commercial banks.  SBS Resolution No. 41-2005, enacted in January 2005, requires additional provisions for loans subject to foreign exchange risk, which are recorded for local purposes.  Beginning in July 2010, SBS Resolution No. 11356-2008, enacted in November 2008, will require commercial banks to implement a new framework for the assessment and classification of debtors.  The SBS Resolution also required the establishment of pro-cyclical provisions starting December 2008. However, given the good evolution of Peruvian GDP in 2009, the “procyclical” provisions were canceled in September 2009.  We estimate and record our allowance for loan losses according to the criteria set out in IAS 39, adjusting the local provisions as necessary.  See Note 3(f)(ii) and 3(i) to the Credicorp Consolidated Financial Statements.

Provisions for Country Risk

SBS Resolution No. 505-2002 requires the establishment of provisions for exposure to country risk, which includes sovereign risk, transfer risk and expropriation or nationalization risk that may affect operations with companies or individuals in foreign countries.  The SBS has also established guidelines for the procedures and responsibilities for the management of country risk.  We estimate and record our allowance for country risk according to the criteria set out in IAS 39. See Note 3(f)(ii) and 3(i) to the Credicorp Consolidated Financial Statements.

Central Bank Reserve Requirements

Under Law 26702, banks and financial institutions are required to maintain legal reserve requirements for certain obligations. In the case of obligations in local currency, the Central Bank requires financial institutions only to comply with the legal reserve requirement. There is no additional reserve for obligations in local currency. In the case of foreign currency obligations, banks are also required to have marginal reserve requirements. The exact level and method of calculation of the reserve requirement is established by the Central Bank. The reserve requirements in Peru apply to obligations such as demand and time deposits, savings accounts, securities, certain bonds and funds administered by the bank. Additionally, the Central Bank requires reserves on amounts due to subsidiaries, foreign banks and other foreign financial institutions. The Central Bank exempts the obligations from any institution subject to reserve requirements in the local financial system. Furthermore, foreign credits with period equal or older than 2 years and funding from the public sector directed to the microfinance sector are not subject to the regulation, among other exemptions

At the beginning of 2009 and as part of the Central Bank´s monetary stimulus to alleviate the impact of the international crisis, the legal reserve rate was reduced to 6.5% in February and then to 6% in April. Since then, the minimum legal rate requirement has not been changed. The reserve funds can be constituted by cash and deposits, with a minimum required of 1% held in deposits in current accounts in the Central Bank. Obligations in foreign currency are subject to a marginal reserve requirement ratio of 30%. In January 2010, the Central Bank set a new marginal reserve requirement to foreign credits with a period less than 2 years, as a way to control the incoming of foreign capital into the economy. Also, the Central Bank establishes a remuneration rate on the marginal reserves, those that exceed the minimum legal requirement (6%), only if it is deposited in its current account. It must be pointed out that foreign currency can not be used as reserve requirements for liability in domestic currency, and vice versa. The Central Bank oversees compliance with the reserve requirements.

The reference interest rate is periodically revised by the Central Bank in accordance with its monetary policy objectives. Every first Thursday of each month the board of directors of the Central Bank approves and announces through press release the Monetary Program for the month. The reference interest rate was increased through 2008 reaching a maximum level of 6.5%. During 2009 the Central Bank started to loose its monetary policy stance as a response to the deceleration of the private spending and deterioration of the economy. In February 2009 the Central Bank started easing its monetary policy reducing the reference interest rate from 6.50% to 6.25%. After that, six consecutive reductions followed reaching the current rate level of 1.25%. The central Bank validated the decision based on the low grow of the economy and the sustained reduction observed in the rate of inflation in the first half of 2009. In its session on May 6, 2010 the Central Bank increased the reference interest rate to 1.50%.

In the past few years, the Central Bank has on numerous occasions changed the reserve requirement rate applicable to Peruvian financial institutions as part of its monetary policy tool. Changes in the reserve requirement regulation may adversely affect the bank´s business, financial condition and results of operations.

Lending Activities

Law 26702 sets the maximum amount of credit that a financial institution may extend to a single borrower. A single borrower includes an individual or an economic group. An economic group constituting a single or common risk includes a person, such person’s close relatives and the companies in which such person or close relatives have significant share ownership or decision-making capability. According to current regulations, shareholders who own or control directly or indirectly at least one-tenth of a company’s shares are considered significant shareholders.  Significant decision-making capability is deemed to be present when, among other factors, a person or group can exercise material and continuous influence upon the decisions of a company, when a person or company holds seats on the board of directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficial recipient of credit facilities granted to another company.

The limit on credit that may be extended to one borrower vary according to the type of borrower and the collateral received.  The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702.  If a financial institution exceeds these limits, the SBS may impose a fine on the institution.  As of December 31, 2009, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/. 545.7 million (US$188.8 million) for unsecured loans, and the 30.0% limit was S/.1,637.1 million (US$566.5 million) for secured loans.

Pursuant to Article 52 of the organic law of the Central Bank, in certain circumstances, the Central Bank has the authority to establish limits on interest rates charged by commercial banks and other financial institutions.  No such limits are currently in place; however, there can be no assurance that the Central Bank will not establish such limits on interest rates in the future.

Related Party Transactions

Law 26702 regulates transactions with related parties and affiliates of financial institutions.  SBS and CONASEV have also enacted regulations that define indirect ownership, related parties and economic groups, which serve to limit transactions with related parties and affiliates.  These regulations also provide standards for the supervision of financial and mixed conglomerates formed by financial institutions.

The total amount of loans to directors, employees or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital.  All loans made to any single related party borrower may not exceed 0.35% of such regulatory capital (i.e., 5% of the overall 7% limit).

Pursuant to Law 26702, as amended by Law 27102, the aggregate amount of loans to related party borrowers considered to be part of an economic group (as defined above) may not exceed 30% (previously 75%) of a bank’s regulatory capital.  For purposes of this test, related party borrowers include (i) any person holding, directly or indirectly, 4% or more of a bank’s shares, (ii) directors, (iii) certain principal executive officers of a bank or (iv) persons affiliated with the administrators of the bank.  Loans to individual related party borrowers are also subject to the limits on lending to a single borrower described under “—Lending Activities” above.  All loans to related parties must be made on terms no more favorable than the best terms that BCP offers to the public.

Ownership Restrictions

Law 26702 establishes certain restrictions on the ownership of a bank’s shares.  Banks must have at least two unrelated shareholders at all times.  Restrictions are placed on the ownership of shares by persons that have committed certain crimes, as well as by public officials who have supervisory powers over banks or who are majority shareholders of an enterprise of a similar nature.  All transfers of shares in a bank must be reported by the bank to the SBS after the transfer.  Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock require prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders in the case of juridical persons) are legally disabled, have engaged in illegal activity in the area of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency. The decision of the SBS is final, and cannot be overturned by the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser may be fined an amount equivalent to the value of the securities transferred. In addition, the purchaser is required to sell the securities within 30 days, or the fine will double, and the purchaser is disqualified from exercising its voting rights at shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals and are subject to the limitations described above.

Finally, under Peruvian law, individuals or corporations that acquire more than 3% of a bank’s shares or 1% in a period of 12 months are required to provide information to the SBS upon request.

Risk Rating

Law 26702 and SBS Resolution No. 672 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis (in March and September), in addition to the SBS’s assessment.  Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2009, BCP was assigned the “A+” risk category by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International.

Deposit Fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies.  The annual premium begins at 0.45% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP is currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/.83,213 until the end of May 2010.

Intervention by the SBS

Pursuant to Law 26702, as amended by Law 27102, the SBS has the authority to seize the operations and assets of a bank.  These laws provide for three levels of action by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken if certain events occur, including if the bank: (i) interrupts payments on its liabilities, (ii) repeatedly fails to comply with the regulations of the SBS or the Central Bank, (iii) repeatedly violates the law or the provisions of the bank’s bye-laws, (iv) repeatedly manages its operations in an unauthorized or unsound manner or (v) has its regulatory capital fall or be reduced by more than 50%.

During the intervention regime, rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on the bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which BCP must adhere to a financial restructuring plan.

The SBS intervention regime stops a bank’s operations and may last for a maximum of 45 days, which may be extended for an additional 45 days.  During this time, the SBS may institute measures such as: (i) canceling losses by reducing reserves, capital and subordinated debt, (ii) segregating certain assets and liabilities for transfer to another financial institution and (iii) merging the intervened bank with an acquiring institution according to the program established by Urgent Decree No. 108-2000, enacted in November 2000. After the intervention, the SBS will liquidate the bank unless it is merged with an acquiring institution, as described in (iii) above.

Regulation from the United States Federal Reserve Bank and from the State of Florida Department of Banking and Finance

Banco de Credito del Peru, Miami Agency (“BCP Miami Agency”) is licensed to operate as an International Agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002.  The Office of Financial Regulation of the State of Florida shares regulatory responsibility with the Federal Reserve Bank of Atlanta.

Regulation from the Superintendency of Banks in Panama

BCP Panama is a branch of BCP that is registered in the Republic of Panama.  It began operating in June 2002 under an International License issued by the Panamanian Superintendence of Banks, in accordance with Law Decree No. 9 of February 26, 1998, as amended.  BCP Panama is subject to an inspection every two (2) years made by auditors and inspectors of the Panamanian Superintendence of Banks, to determine, among other things, its compliance with the Decree Law No. 2 and No. 42 Law on the Prevention of Money Laundering.

(iii)	ASHC

General

Atlantic Security Bank (ASB), a subsidiary of ASHC, is a Cayman Islands bank with a branch in Panama. ASB is regulated by the regulatory authorities of the Cayman Islands while its Panama branch is regulated by the banking authorities of Panama. The supervision of ASB by Cayman Islands and Panamanian regulatory authorities is less extensive than the supervision and regulation of U.S. banks by U.S. banking authorities. In particular, ASB does not have a lender of last resort and its deposits are not guaranteed by any government agency.

ASB is registered as an exempt company and is licensed in the Cayman Islands pursuant to the Banks and Trust Companies Law.  ASB holds an unrestricted Category B Banking and Trust License, as well as a Mutual Fund Administrator License. As a holder of a Category B License, ASB may not take deposits from any person residing in the Cayman Islands other than another licensee, an exempt company or an ordinary non-resident company which is not carrying on business in the Cayman Islands.

ASB may not invest in any asset which represents a claim on any person residing in the Cayman Islands, except a claim resulting from: (i) a loan to an exempt or an ordinary non-resident company not carrying on business in the Cayman Islands; (ii) a loan by way of mortgage to a member of its staff or to a person possessing or being deemed to possess Caymanian status under the immigration law, for the purchase or construction of a residence in the Cayman Islands to be owner-occupied; (iii) a transaction with another licensee or (iv) the purchase of bonds or other securities issued by the government of the Cayman Islands, a body incorporated by statute, or a company in which the government is the sole or majority beneficial owner.  In addition, ASB may not, without the written approval of the Cayman Islands Monetary Authority (the “Authority”), carry on any business in the Cayman Islands other than permitted by the Category B License.

There are no ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices.  As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33-to-1 (approximately 12%). There is a statutory minimum net worth requirement of US$480,000, but the Authority generally requires a bank or trust company to maintain a higher paid-in capital appropriate to its business.  The Authority requires compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Compliance with the Cayman Banking Law is monitored by the Authority.

Continuing Requirements

Under the law of the Cayman Islands, ASB is subject to the following continuing requirements: (i) to remain in good standing under the Cayman Islands Companies Law, including the filing of annual and other returns and the payment of annual fees; (ii) to file with the Registrar of Companies any change in the information or documents required to be provided and to pay annual fees; (iii) to file certain prescribed forms with the Authority on a quarterly basis; (iv) to file with the Authority audited accounts within three months of each financial year (in the case of a locally incorporated bank which is not part of a substantial international banking group, a senior officer or board member discusses these accounts each year at a meeting with the Authority) and (v) to file an annual questionnaire.

ASB is required by the Cayman Banking Law to have at least two directors. Additionally, ASB must receive prior approval from the Authority (i) for any proposed change in the directors or senior officers, though in exceptional cases a waiver can be obtained enabling changes to be reported after the event or annually in the case of a branch of a substantial international bank; (ii) for the issue, transfer or other disposal of shares (it is rare for a waiver to be granted with respect to shares except in the case of a branch of a substantial international bank and where the shares are widely held and publicly traded); (iii) for any significant change in the business plan filed on the original license application or (iv) to open a subsidiary, branch, agency or representative office outside the Cayman Islands. Finally, ASB must obtain the prior approval of the Authority to change its name and must notify the Authority of any change in the principal office and authorized agent in the Cayman Islands.

(iv)	BCB

Until March 2010, the Bolivian banking system operated under the Ley de Bancos y Entidades Financieras (the Law of Banks and Financial Entities) No. 1488, enacted on April 14, 1993, which was modified by Law 3076 of June 20, 2005, which granted supervisory powers to the Superintendency of Banks and Financial Entities (now referred to as the Financial System Supervisory Authority (Autoridad de Supervición del Sistema Financero), pursuant to Supreme Decree 29894).   In addition, the law established that Banco Central de Bolivia (the Central Bank of Bolivia) would regulate financial intermediation and deposit activities, determine monetary and foreign exchange policy, and establish reserve requirements on deposits and capital adequacy, which banks and financial companies were required to follow. Also, the Autoridad de Supervición del Sistema Financiero (the Financial System Supervisory Authority) supervised brokerage activities and mutual fund management that was conducted through BCB’s subsidiaries Credibolsa S.A. and Credifondo S.A. These subsidiaries operated under the Ley del Mercado de Valores (the Securities Markets Law) No. 1834, enacted on March 31, 1998.

The new constitution of Bolivia, which was approved by referendum in February 2009, established that the Bolivian financial system is to be regulated as follows:

(i) The Central Bank of Bolivia is responsible for maintaining the stability of the internal monetary value and has authority to regulate monetary policy, control foreign exchange policies, regulate the payment system, authorize the issuance of money and administrate international reserves in coordination with the Economic Policy stated by the Public Sector.

(ii) All financial entities (banks, mutual funds, securities, insurance and others) are regulated by the Financial System Supervisory Authority (or FSSA). The FSSA (or ASFI in Spanish) has assumed all regulatory functions held previously be the Superintendency of Banks and Financial Entities and the Superintendency of Pensions, Securities and Insurance.

The changes to existing laws by the new Bolivian constitution have not materially impacted BCB’s business.

(v)	PPS

Overview

PPS’s operations are regulated by Law 26702 and the SBS.  Peruvian insurance companies must submit regular reports to the SBS regarding their operations. In addition, the SBS conducts on-sight reviews on an annual basis.  The SBS conducts these reviews primarily to review a company’s compliance with solvency margin and reserve requirements, investment requirements and rules governing the recognition of premium income. If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements, or is unable to pay claims as they come due, it may either liquidate the company or permit it to merge with another insurance company.

Under Peruvian law, insurance companies may engage in certain credit risk operations, such as guarantees, bonds and trusteeships, but are prohibited from offering other banking services, operating mutual funds or offering portfolio management services. In addition, insurance companies may not conduct brokerage operations for third parties.

Peruvian insurance companies are also prohibited from having an ownership interest in other insurance or reinsurance companies of the same class or in private pension funds.

Establishment of an Insurance Company

Insurance companies must be authorized by the SBS to commence operations. Peruvian law establishes certain minimum capital requirements for insurance and reinsurance companies, which must be satisfied by cash investments in the company. The statutory amounts are expressed in constant value.

Solvency Requirements

Pursuant to Law 26702, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin calculations take into account the amount of premiums written and losses incurred during a specified period prior to the date of the calculation.

Insurance companies must also maintain solvency equity, which must be the greater of (i) the solvency margin and (ii) the minimum capital requirement, as established by law. The required amount of solvency equity is recalculated at least quarterly.  If an insurance company has outstanding credit risk operations, part of the solvency equity must be set aside for its coverage.

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

Investment Requirements

Pursuant to Law 26702, the total amount of an insurance company’s solvency equity and technical reserves must be permanently supported by diversified assets, which may not be pledged or otherwise encumbered.  The investment regulations further state that deposits in and bonds of one financial institution together cannot exceed 10% of the total of an insurer’s solvency equity and technical reserves combined. In general, no more than 20% of an insurance company’s combined solvency equity and technical reserves may be invested in instruments (including stocks and bonds) issued by a company or group of companies.  In order for an insurance company to invest in non-Peruvian securities, the securities must be rated by an internationally recognized credit rating company and the asset class must be authorized by Peruvian SBS regulations. Securities owned by insurance companies must be registered in the Public Registry of Securities of Peru or the comparable registry of their respective country.

Related Party Transactions

Law 26702 generally provides that insurance companies may not extend credit to or guarantee the obligations of employees or members of the board of directors, except for certain home mortgage loans to employees.

Ownership Restrictions

Law 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “—(11) Supervision and Regulation—(ii) BCP—Overview.”

(12)	Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Credicorp Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2005, 2006, 2007, 2008 and 2009 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2005, 2006, 2007, 2008 and 2009 and our results of operations for 2005, 2006, 2007, 2008 and 2009.

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

Under this formula, assuming positive nominal average interest rates, the real average interest rate on a portfolio of Nuevo Sol-denominated assets or liabilities would be equal to the nominal average interest rate on that portfolio if the inflation rate were zero. The real average interest rate would be less than the nominal average interest rate if the inflation rate were positive, and the real average interest rate would be greater than the nominal average interest rate if the inflation rate were negative (i.e., becomes a deflation rate). In addition, the real average interest rate would be negative if the inflation rate were greater than the average nominal interest rate.

The following tables show average balances for all of our assets and liabilities, interest earned and paid amounts, and nominal rates and real rates for our interest-earning assets and interest-bearing liabilities, all for the years ended December 31, 2007, 2008 and 2009.

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2007				2008				2009
ASSETS:	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate	Average Balance	Interest Earned	Real Avg. Rate	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$ 16,559	US$ 339	1.00%	2.05%	US$ 221,485	US$ 10,055	3.44%	4.54%	US$ 64,870	US$ 1,425	1.12%	2.20%
Foreign Currency	1,422,395	46,582	3.27	3.27	1,737,797	27,859	1.60	1.60	2,099,395	3,446	0.16	0.16
Total	1,438,954	46,921	3.25	3.26	1,959,282	37,914	1.81	1.94	2,164,265	4,871	0.19	0.23
Deposits in other banks
Nuevos Soles	30,337	1,224	2.96	4.04	68,990	2,821	2.99	4.09	111,006	5,733	4.05	5.16
Foreign Currency	1,002,633	57,672	5.75	5.75	778,822	34,531	4.43	4.43	920,030	5,314	0.58	0.58
Total	1,032,970	58,896	5.67	5.70	847,812	37,352	4.32	4.41	1,031,036	11,047	0.95	1.07
Investment securities
Nuevos Soles	2,110,943	138,028	5.44	6.54	2,453,796	187,156	6.49	7.63	1,536,677	38,313	1.41	2.49
Foreign Currency	2,131,911	93,734	4.40	4.40	3,355,232	110,865	3.30	3.30	3,288,724	148,316	4.51	4.51
Total	4,242,854	231,762	4.92	5.46	5,809,028	298,021	4.65	5.13	4,825,401	186,629	3.52	3.87
Total loans (1)
Nuevos Soles	1,942,261	262,401	12.34	13.51	2,987,721	400,394	12.20	13.40	3,893,475	537,357	12.60	13.80
Foreign Currency	5,101,392	439,070	8.61	8.61	6,533,987	563,546	8.62	8.62	6,810,072	524,689	7.70	7.70
Total	7,043,653	701,471	9.64	9.96	9,521,708	963,940	9.75	10.12	10,703,547	1,062,046	9.49	9.92
Total dividend-earning assets
Nuevos Soles	215,100	5,791	1.64	2.69	174,356	6,672	2.73	3.83	160,185	2,057	0.22	1.28
Foreign Currency	118,334	3,079	2.60	2.60	107,567	5,517	5.13	5.13	114,074	7,658	6.71	6.71
Total	333,434	8,870	1.98	2.66	281,923	12,189	3.65	4.32	274,259	9,715	2.92	3.54
Total interest-earning assets
Nuevos Soles	4,315,200	407,783	8.32	9.45	5,906,348	607,098	9.12	10.28	5,766,213	584,885	8.98	10.14
Foreign Currency	9,776,665	640,137	6.55	6.55	12,513,405	742,318	5.93	5.93	13,232,295	689,423	5.21	5.21
Total	14,091,865	1,047,920	7.09	7.44	18,419,753	1,349,416	6.95	7.33	18,998,508	1,274,308	6.35	6.71
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles	250,118				308,321				327,127
Foreign Currency	255,715				259,761				275,276
Total	505,833				568,082				602,403
Reserves for loan losses
Nuevos Soles	(37,601)				(68,072)				(133,303)
Foreign Currency	(154,917)				(156,850)				(156,364)
Total	(192,518)				(224,922)				(289,667)
Premises and equipment
Nuevos Soles	182,308				269,221				303,170
Foreign Currency	73,948				26,805				19,242
Total	256,256				296,026				322,412
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Nuevos Soles	334,653	2,067			527,364	1,193			820,740	12,728
Foreign Currency	561,477	15,352			747,978	32,235			814,175	25,889
Total	896,130	17,419			1,275,342	33,428			1,634,915	38,617
Total non-interest-earning assets
Nuevos Soles	729,478	2,067			1,036,834	1,193			1,317,734	12,728
Foreign Currency	736,223	15,352			877,694	32,235			952,329	25,889
Total	1,465,701	17,419			1,914,528	33,428			2,270,063	38,617
Total average assets
Nuevos Soles	5,044,678	409,850	7.01	8.12	6,943,182	608,291	7.61	8.76	7,083,947	597,613	7.29	8.44
Foreign Currency	10,512,888	655,489	6.24	6.24	13,391,099	774,553	5.78	5.78	14,184,624	715,312	5.04	5.04
Total	15,557,566	1,065,339	6.49	6.85	20,334,281	1,382,844	6.41	6.80	21,268,571	1,312,925	5.79	6.17

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2007						2008						2009
LIABILITIES	Average Balance		Interest Paid		Real Avg. Rate	Nominal Avg. Rate	Average Balance		Interest Paid		Real Avg. Rate	Nominal Avg. Rate	Average Balance		Interest Paid		Real Avg. Rate	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-bearing liabilities:
Demand deposits
Nuevos Soles (1)	US$	1,120,416	US$	12,761	0.10%	1.14%	US$	1,685,905	US$	22,986	0.29%	1.36%	US$	1,723,108	US$	15,378	-0.17%	0.89%
Foreign Currency (1)		2,206,983		12,362	0.56	0.56		2,603,193		15,099	0.58	0.58		2,685,555		6,036	0.22	0.22
Total		3,327,399		25,123	0.40	0.76		4,289,098		38,085	0.47	0.89		4,408,663		21,414	0.07	0.49
Savings deposits
Nuevos Soles (1)		711,641		8,550	0.16	1.20		1,143,032		13,511	0.11	1.18		1,283,529		8,610	-0.39	0.67
Foreign Currency (1)		1,396,318		11,319	0.81	0.81		1,560,084		13,654	0.88	0.88		1,952,183		9,899	0.51	0.51
Total		2,107,959		19,869	0.59	0.94		2,703,116		27,165	0.55	1.00		3,235,712		18,509	0.15	0.57
Time deposits
Nuevos Soles (1)		1,440,081		82,746	4.66	5.75		2,659,712		156,137	4.75	5.87		1,988,784		86,312	3.24	4.34
Foreign Currency (1)		3,613,304		180,741	5.00	5.00		3,640,246		154,719	4.25	4.25		4,191,628		119,806	2.86	2.86
Total		5,053,385		263,487	4.90	5.21		6,299,958		310,856	4.46	4.93		6,180,412		206,118	2.98	3.34
Due to banks and correspondents
Nuevos Soles		153,258		6,033	2.87	3.94		190,227		8,763	3.50	4.61		201,718		4,851	1.32	2.40
Foreign Currency		1,411,710		77,037	5.46	5.46		2,341,164		96,055	4.10	4.10		1,969,158		46,803	2.38	2.38
Total		1,564,968		83,070	5.20	5.31		2,531,391		104,818	4.06	4.14		2,170,876		51,654	2.28	2.38
Bonds
Nuevos Soles		201,787		12,954	5.33	6.42		468,265		30,864	5.47	6.59		528,565		35,133	5.52	6.65
Foreign Currency		341,643		20,638	6.04	6.04		294,716		20,892	7.09	7.09		452,412		31,860	7.04	7.04
Total		543,430		33,592	5.78	6.18		762,981		51,756	6.09	6.78		980,977		66,993	6.22	6.83
Total interest-bearing liabilities
Nuevos Soles		3,627,183		123,044	2.33	3.39		6,147,141		232,261	2.68	3.78		5,725,704		150,284	1.54	2.62
Foreign Currency		8,969,958		302,097	3.37	3.37		10,439,403		300,419	2.88	2.88		11,250,936		214,404	1.91	1.91
Total		12,597,141		425,141	3.07	3.37		16,586,544		532,680	2.81	3.21		16,976,640		364,688	1.78	2.15
Non-interest-bearing liabilities and net equity:
Other liabilities and loss from derivatives instruments and other interest expenses
Nuevos Soles		157,062		2,687				489,502		20,850				676,295		(11,177)
Foreign Currency		1,123,751		3,537				1,363,623		8,087				1,489,528		67,053
Total		1,280,813		6,224				1,853,125		28,937				2,165,823		55,876
Equity attributable to Credicorp equity holders
Nuevos Soles
Foreign Currency		1,547,283						1,770,400						1,980,856
Total		1,547,283						1,770,400						1,980,856
Minority Interest
Nuevos Soles
Foreign Currency		132,329						124,212						145,252
Total		132,329						124,212						145,252
Total non-interest-bearing liabilities and equity
Nuevos Soles		157,062		2,687				489,502		20,850				676,295		(11,177)
Foreign Currency		2,803,363		3,537				3,258,235		8,087				3,615,636		67,053
Total		2,960,425		6,224				3,747,737		28,937				4,291,931		55,876
Total average liabilities and equity
Nuevos Soles		3,784,245		125,731	2.26	3.32		6,636,643		253,111	2.72	3.81		6,401,999		139,107	1.09	2.17
Foreign Currency		11,773,321		305,634	2.60	2.60		13,697,638		308,506	2.25	2.25		14,866,572		281,457	1.89	1.89
Total		15,557,566		431,365	2.51	2.77		20,334,281		561,617	2.40	2.76		21,268,571		420,564	1.65	1.98

(1)	Includes the amount paid to Central Bank for the deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2008/2007			2009/2008
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	4,194	5,522	9,716	(7,110)	(1,520)	(8,630)
Foreign Currency	10,329	(29,052)	(18,723)	5,797	(30,210)	(24,413)
Total	14,523	(23,530)	(9,007)	(1,313)	(31,730)	(33,043)
Deposits in other banks
Nuevos Soles	1,560	37	1,597	1,718	1,194	2,912
Foreign Currency	(12,873)	(10,268)	(23,141)	6,261	(35,478)	(29,217)
Total	(11,313)	(10,231)	(21,544)	7,979	(34,284)	(26,305)
Investment securities
Nuevos Soles	22,418	26,710	49,128	(69,951)	(78,892)	(148,843)
Foreign Currency	53,786	(36,655)	17,131	(2,198)	39,649	37,451
Total	76,204	(9,945)	66,259	(72,149)	(39,243)	(111,392)
Total loans(1)
Nuevos Soles	141,242	(3,249)	137,993	121,383	15,580	136,963
Foreign Currency	123,302	1,174	124,476	23,812	(62,669)	(38,857)
Total	264,544	(2,075)	262,469	145,195	(47,089)	98,106
Total dividend-earning assets
Nuevos Soles	(1,097)	1,978	881	(542)	(4,073)	(4,615)
Foreign Currency	(280)	2,718	2,438	334	1,807	2,141
Total	(1,377)	4,696	3,319	(208)	(2,266)	(2,474)
Total interest-earning assets
Nuevos Soles	150,362	48,953	199,315	(14,404))	(7,809)	(22,213)
Foreign Currency	179,191	(77,010)	102,181	42,646	(95,541)	(52,895)
Total	329,553	(28,057)	301,496	28,242	(103,350)	(75,108)
Interest Expense:
Demand deposits
Nuevos Soles	6,441	3,784	10,225	508	(8,116)	(7,608)
Foreign Currency	2,219	518	2,737	477	(9,540)	(9,063)
Total	8,660	4,302	12,962	985	(17,656)	(16,671)
Savings deposits
Nuevos Soles	5,183	(222)	4,961	1,660	(6,561)	(4,901)
Foreign Currency	1,328	1,007	2,335	3,432	(7,187)	(3,755)
Total	6,511	785	7,296	5,092	(13,748)	(8,656)
Time deposits
Nuevos Soles	70,079	3,312	73,391	(39,387)	(30,438)	(69,825)
Foreign Currency	1,348	(27,370)	(26,022)	23,435	(58,349)	(34,914)
Total	71,427	(24,058)	47,369	(15,952)	(88,787)	(104,739)
Due to banks and correspondents and issued bonds
Nuevos Soles	1,455	1,275	2,730	529	(4,441)	(3,912)
Foreign Currency	50,720	(31,702)	19,018	(15,263)	(33,989)	(49,252)
Total	52,175	(30,427)	21,748	(14,734)	(38,430)	(53,164)
Bonds
Nuevos Soles	17,107	803	17,910	3,974	295	4,269
Foreign Currency	(2,835)	3,089	254	11,179	(211)	10,968
Total	14,272	3,892	18,164	15,153	84	15,237
Total interest-bearing liabilities
Nuevos Soles	85,484	23,733	109,217	(15,924)	(66,053)	(81,977)
Foreign Currency	49,489	(51,167)	(1,678)	23,354	(109,369)	(86,015)
Total	134,973	(27,434)	107,539	7,430	(175,422)	(167,992)

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2007	2008	2009
	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	4,315,200	5,906,348	5,766,213
Foreign Currency	9,776,665	12,513,405	13,232,295
Total	14,091,865	18,419,753	18,998,508
Net interest income
Nuevos Soles	284,739	374,837	434,601
Foreign Currency	338,040	441,899	475,019
Total	622,779	816,736	909,620
Gross yield (1)
Nuevos Soles	9.45%	10.28%	10.14%
Foreign Currency	6.55%	5.93%	5.21%
Weighted-average rate	7.44%	7.33%	6.71%
Net interest margin (2)
Nuevos Soles	6.60%	6.35%	7.54%
Foreign Currency	3.46%	3.53%	3.59%
Weighted-average rate	4.42%	4.43%	4.79%
Yield spread (3)
Nuevos Soles	6.06%	6.50%	7.52%
Foreign Currency	3.18%	3.05%	3.30%
Weighted-average rate	4.06%	4.11%	4.56%

(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

Interest-Earning Deposits With Other Banks

The following table shows the short-term funds deposited with other banks. These deposits are denominated by currency as of the dates indicated. Deposits held in countries other than Peru are denominated in several currencies; however, the majority of these deposits are denominated in U.S. Dollars. These currencies were converted to U.S. Dollars using the applicable SBS exchange rate as of the dates indicated.

	Year ended December 31,
	2007	2008	2009
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
Peruvian Central Bank	US$ -	US$ 1,601,574	US$ 56,753
Commercial banks	41,826	36,184	43,982
Total Nuevo Sol-denominated	US$ 41,826	US$ 1,637,758	US$ 100,735
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$ 1,000,000	US$ -	US$ 2,033,290
U.S. Dollars, other	1,360,649	1,030,665	763,631
Other	50,472	40,332	516
Total Foreign Currency-denominated	US$ 2,411,121	US$ 1,070,997	US$ 2,797,437
Total	US$ 2,452,947	US$ 2,708,755	US$ 2,898,172

(ii)	Investment Portfolio

The following table shows the fair value of our trading and available-for-sale investment securities designated by type of security at the dates indicated (see Note 5 to the Credicorp Consolidated Financial Statements):

	On December 31,
	2007	2008	2009
	(U.S. Dollars in Thousands)

Nuevo Sol-denominated:
Peruvian government bonds	US$ 274,391	US$ 244,037	US$ 170,811
Equity securities	227,751	119,481	199,410
Bonds	110,916	115,232	150,917
Peruvian Central Bank certif. notes	2,407,005	1,138,214	1,548,715
Other investments	132,788	117,766	149,591
Total Nuevo Sol-denominated	3,152,851	1,734,730	2,219,444
Foreign Currency-denominated:
Equity securities	US$ 118,313	US$ 93,208	US$ 131,327
Bonds	1,198,073	1,030,151	1,634,708
Investment in Peruvian Government Bonds	362,603	562,438	669,056
Peruvian Central Bank certif. notes	-	1,070,728	-
Other investment	406,262	452,347	443,493
Total Foreign Currency-denominated	US$ 2,085,251	US$ 3,208,872	US$ 2,878,584
Total securities holdings:	US$ 5,238,102	US$ 4,943,602	US$ 5,098,028

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Nuevo Sol-denominated interest-earning investment securities was 6.5% in 2007, 7.6% in 2008 and 2.5% in 2009. The weighted-average yield on our foreign currency-denominated portfolio was 4.4% in 2007, 3.3% in 2008 and 4.5% in 2009. The total weighted-average yield of our investment securities was 5.4% in 2007, 5.1% in 2008 and 3.5% in 2009.

The weighted-average yield on our Nuevo Sol-denominated dividend-earning assets was 2.7% in 2007, 3.8% in 2008 and 1.2% in 2009. The weighted-average yield on our foreign currency-denominated portfolio was 2.6% in 2007, 5.1% in 2008 and 6.7% in 2009. The total weighted-average yield of our dividend-earning assets was 2.7% in 2007, 4.3% in 2008 and 3.5% in 2009.

The following table shows the maturities of our trading and available-for-sale investment securities designated by type of security on December 31, 2009:

	Within 1 year	After 1 year but within 3 years	Maturing After 3 years but within 5 years	Maturing After 5 years but within 10 years	After 10 years	Total
	(U.S. Dollars in thousands)
Nuevo Sol-denominated: (1)
Peruvian government bonds	US$ 10,782	US$ 19,810	US$ 18,843	US$ 4,961	US$ 116,415	US$ 170,811
Equity securities (1)	199,410	-	-	-	-	199,410
Bonds and debentures	16,699	17,735	21,722	29,729	65,032	150,917
Peruvian Central Bank certif. notes	1,548,715	-	-	-	-	1,548,715
Other investments	126,322	-	9,661	2,486	11,122	149,591
Total Nuevo Sol-denominated	US$ 1,901,928	US$ 37,545	US$ 50,226	US$ 37,176	US$ 192,569	US$ 2,219,444
Foreign Currency-denominated: (1)
Peruvian government bonds	47,612	24,990	364,413	57,954	174,087	669,056
Equity securities	131,327	-	-	-	-	131,327
Bonds	336,380	457,315	298,994	224,011	318,008	1,634,708
Peruvian Central Bank certif. notes	-	-	-	-	-	-
Other investments	357,284	4,288	8,915	3,255	69,751	443,493
Total Foreign Currency-denominated	US$ 872,603	US$ 486,593	US$ 672,322	US$ 285,220	US$ 561,846	US$ 2,878,584
Total securities holdings:	US$ 2,774,531	US$ 524,138	US$ 722,548	US$ 322,396	US$ 754,415	US$ 5,098,028
Weighted-average yield						3.49%

(1)	Equity securities in our account are categorized as maturing within one year.

The maturities of our investment securities classified by trading and available-for-sale, as of December 31, 2009, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”.

Pursuant to the criteria described below, our management has determined that the unrealized losses as of December 31, 2009 and 2008 were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

For equity investments (shares), management considers the following criteria to determine whether a loss is temporary:

•	The length of time and the extent to which fair value has been below cost;

•	The severity of the impairment;

•	The cause of the impairment and the financial condition and near-term prospects of the issuer; and

•	Activity in the market of the issuer which may indicate adverse credit conditions.

For debt investments (fixed maturity), management considers the following criteria to determine whether a loss is temporary:

•
Management assesses the probability that the company will receive all amounts due (principal and interest) under the contract of the security.  It considers a number of factors in identifying a credit-impaired security, including:  (i) the nature of the security and the underlying collateral, (ii) the amount of subordination or credit enhancement supporting the security, (iii) the published credit rating and (iv) other analyses of the probable cash flows from the security. If recovery of all amounts due is not likely, management may determine that credit impairment exists and record unrealized losses in our consolidated income statement.  The unrealized loss recorded in income represents the security’s decline in fair value, which includes the decline due to forecasted cash flow shortfalls as well as widening market spread.

•
For securities with unrealized losses not identified as a credit impairment, management determines whether it is desirable to hold the security for a period of time to allow for a potential recovery in the security’s amortized cost.  Management estimates a security’s forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums).  Management considers a number of factors to determine whether to hold an investment, including (i) a quantitative estimate of the expected recovery period (which may extend to maturity), (ii) the severity of the impairment and (iii) its strategy with respect to the security or portfolio. If management determines it is not desirable to hold the security for a sufficient period of time to allow for a potential recovery in the security’s amortized cost, we record the unrealized loss in our consolidated income statement.

(iii)	Loan Portfolio

Loans by Type of Loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2005		2006		2007		2008		2009
	(U.S. Dollars in thousands)
Loans	US$	3,865,643	US$	4,662,730	US$	6,520,116	US$	8,179,453	US$	8,986,884
Leasing transactions		564,575		675,804		1,118,301		1,792,827		1,997,562
Discounted notes		213,232		256,534		325,047		368,648		349,126
Factoring		87,757		89,171		109,928		124,537		163,443
Advances and overdrafts		49,283		84,262		127,486		102,687		47,147
Refinanced loans		175,211		126,006		88,451		55,179		59,459
Past-due loans		95,769		76,770		61,488		82,867		184,567
Unearned interest		(78,495)		(93,916)		(166,972)		(249,914)		(282,869)
Total loans:	US$	4,972,975	US$	5,877,361	US$	8,183,845	US$	10,456,284	US$	11,505,319
Total past-due loans amounts		(95,769)		(76,770)		(61,488)		(82,867)		(184,567)
Total performing loans	US$	4,877,206	US$	5,800,591	US$	8,122,357	US$	10,373,417	US$	11,320,752

The loan portfolio categories set forth in the table above are based on SBS regulations, which apply to loans generated by BCP and ASHC.  Pursuant to SBS guidelines, we categorize loans as follows:

•
Loans:  Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

•	Leasing Transactions: Transactions that involve our acquisition of an asset and the leasing of that asset to a client.

•
Discounted Notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

•
Factoring: The sale of title to a company’s accounts receivables to a bank (or financial company).  The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible.  Under factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.

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

•	Past-Due Loans: Includes overdue loans. See “—Past-Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2005		2006		2007
	(U.S. Dollars in thousands, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	US$ 1,430,559	28.77%	US$ 1,624,765	27.64%	US$ 2,204,481	26.94%
Consumer Loans (1)	1,364,910	27.45	1,729,682	29.43	2,480,916	30.31
Commerce	625,908	12.59	686,291	11.68	884,253	10.80
Realty Business and Leasing Services	216,095	4.35	236,445	4.02	387,180	4.73
Mining	223,156	4.49	303,238	5.16	463,577	5.66
Communication, Storage and Transportation	210,002	4.22	255,730	4.35	394,986	4.83
Electricity, Gas and Water	192,096	3.86	256,541	4.36	341,718	4.18
Agriculture	153,410	3.08	150,020	2.55	179,509	2.19
Fishing	117,104	2.35	152,538	2.60	134,235	1.64
Financial Services	105,484	2.12	163,946	2.79	219,850	2.69
Education, Health and Other Services	69,468	1.40	75,376	1.28	106,423	1.30
Construction	68,217	1.37	74,482	1.27	201,298	2.46
Others (2)	275,061	5.53	262,223	4.46	352,391	4.31
Sub total	5,051,470	101.58	5,971,277	101.59	8,350,817	102.04
Unearned interest	(78,495)	(1.58)	(93,916)	(1.59)	(166,972)	(2.04)
Total	US$ 4,972,975	100.00%	US$ 5,877,361	100.00%	US$ 8,183,845	100.00%

(1)	Includes credit card and mortgage loans, other consumer loans and small business.
(2)	Includes personal banking and small business loans and other sectors.

	At December 31,
	2008		2009
	(U.S. Dollars in thousands, except percentages)
	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	US$ 2,535,326	24.25%	US$ 2,557,847	22.23%
Consumer Loans (1)	3,146,698	30.09	3,963,449	34.45
Commerce	1,344,921	12.86	1,330,023	11.56
Realty Business and Leasing Services	488,202	4.67	489,614	4.26
Mining	675,460	6.46	692,579	6.02
Communication, Storage and Transportation	515,412	4.93	559,025	4.86
Electricity, Gas and Water	546,014	5.22	782,289	6.80
Agriculture	228,623	2.19	271,912	2.36
Fishing	77,060	0.74	121,162	1.05
Financial Services	439,234	4.20	175,071	1.52
Education, Health and Other Services	128,527	1.23	156,496	1.36
Construction	229,667	2.20	175,508	1.53
Others (2)	351,054	3.36	513,213	4.46
Sub total	10,706,198	102.40	11,788,188	102.46
Unearned interest	(249,914)	(2.40)	(282,869)	(2.46)
Total	US$ 10,456,284	100.00%	US$ 11,505,319	100.00%

(1)	Includes credit card and mortgage loans, other consumer loans and small business.
(2)	Includes personal banking and small business loans and other sectors.

As of December 31, 2009, 71.6% of the loan portfolio was concentrated in Lima, 93.40% was concentrated in Peru, and 4.1% of the loan portfolio was concentrated in Bolivia.

Concentrations of Loan Portfolio and Lending Limits

We have loans and other contingent credits with 20 customers (considered economic groups), which, as of December 31, 2009, was US$2,549.5 million.  The amount of outstanding loans, US$2,549.5 million, represents 23.2% of the total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of “economic group.”  Our total loans and other contingent credits outstanding to these customers ranged from US$260.9 million to US$85.1 million, including 18 customers with over US$90.2 million. Total loans and other contingent credits outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2009: Class A (normal)—99.8%; Class B (potential problems)—0.2%; Class C (substandard)—0%; Class D (doubtful)—0%; and Class E (loss)—0%. See “—Classification of the Loan Portfolio.”

BCP’s loans to a single borrower are subject to lending limits imposed by Law 26702. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities.”  The lending limits depend on the nature of the borrower involved and the type of collateral received.  The sum of BCP’s loans to and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third party performance received by BCP from such institution, may not exceed 30% of BCP’s regulatory capital (as defined by the SBS). The sum of BCP’s loans to and deposits in non-Peruvian financial institutions, plus any guarantees of third party performance received by BCP from such institutions, are limited to 5%, 10% or 30% of BCP’s regulatory capital, depending upon the level of government supervision of the institution and whether the institution is recognized by the Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increases to 50% of BCP’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

BCP’s loans to directors and employees and their relatives have a global limit of 7% of capital stock and reserves and an individual limit of 5% of such global limit.

Loans to non-Peruvian individuals or companies that are not financial institutions have a limit of 5% of BCP’s regulatory capital.  However, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP.  Lending on an unsecured basis to individuals or companies residing in Peru that are not financial institutions is limited to 10% of BCP’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral, and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks or a foreign bank determined by the Central Bank to be of prime credit quality, or by other highly liquid securities at market value.  The single borrower lending limit for loans backed by a cash deposit at BCP or by debt obligations of the Central Bank is 30% of BCP’s regulatory capital.

With an unconsolidated regulatory capital of S/.5,457.1 million (US$1,888.3 million) on December 31, 2009, BCP’s legal lending limits varied from S/.545.7 million (US$188.8 million) to S/.2,728.6 million (US$944.1 million). Our consolidated lending limits, based on its regulatory capital on a consolidated basis of US$2,221.1 million on December 31, 2009, ranged from US$111.1 million to US$1,110.6 million. As of December 31, 2009, BCP was in compliance with Law 26702 lending limits.

As of December 31, 2009, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate.  These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end.  A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed this limit.

We may experience an adverse impact on our financial condition and results of operations if (i) customers to which we have significant credit exposure are not able to satisfy their obligations to us, and any related collateral is not sufficient to cover these obligations, or (ii) a reclassification of one or more of these loans or other contingent credits results in an increase in provisions for loan losses.

Loan Portfolio Denomination

The following table presents our Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2005		2006		2007
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$ 1,032,481	20.76%	US$ 1,503,306	25.58%	US$ 2,461,787	30.08%
Foreign Currency-denominated	3,940,494	79.24%	4,374,055	74.42%	5,722,058	69.92%
Total loans (1)	US$ 4,972,975	100.00%	US$ 5,877,361	100.00%	US$ 8,183,845	100.00%

	At December 31,
	2008		2009
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$ 3,351,720	32.05%	US$ 4,385,965	38.12%
Foreign Currency-denominated	7,104,564	67.95%	7,119,354	61.88%
Total loans (1)	US$ 10,456,284	100.00%	US$ 11,505,319	100.00%

(1)	Net of unearned interest.

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2009, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

	Maturing
	Amount at December 31, 2009		Within 3 months		After 3 months but within 12 months		After 1 year but within 3 years		After 3 years but within 5 years		After 5 years
	(U.S. Dollars in thousands, except percentages)
Loans	US$	8,986,884	US$	2,476,635	US$	2,159,197	US$	1,456,366	US$	922,486	US$	1,972,200
Leasing transactions		1,997,562		398,187		651,697		609,942		286,742		50,994
Discounted notes		349,126		331,771		17,316		13		9		17
Refinanced loans		59,459		10,675		13,742		11,629		9,003		14,410
Factoring		163,443		140,530		22,913		-		-		-
Advances and overdrafts		47,147		47,147		-		-		-		-
Total.	US$	11,603,621	US$	3,404,945	US$	2,864,865	US$	2,077,950	US$	1,218,240	US$	2,037,621
% of total performing loan portfolio		100.00%		29.34%		24.69%		17.91%		10.50%		17.56%

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of our loan portfolio on December 31, 2009, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2009		Maturing After 1 year
	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$	624,400	US$	595,639
Foreign Currency-denominated		991,712		637,874
Total		1,616,112		1,233,513

Fixed Rate (2)
Nuevo Sol-denominated		3,761,565		1,211,264
Foreign Currency-denominated		6,127,642		2,889,032
Total		9,889,207		4,100,296

Total (1)	US$	11,505,319	US$	5,333,809

(1)	Net of unearned interest.
(2)	Most of the financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.

Classification of the Loan Portfolio

We classify BCP’s loan portfolio (which includes the loan portfolio of BCB) and ASHC’s loan portfolio in accordance with SBS regulations.  According to SBS Resolution No. 808-2003, banks must classify all loans and other credits into one of four categories based upon the purpose of the loan.  These categories are commercial, micro-business, consumer and residential mortgage. Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.  Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/.300,000 in total loans received from the financial system (excluding mortgage loans). Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.  Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount the bank is required to reserve should the borrower fail to make payments as they become due.

Regulations promulgated by the SBS also require Peruvian banks to classify all loans into one of five categories depending upon each loan’s degree of risk of nonpayment.  We review our loan portfolio on a continuing basis, while the SBS reviews our portfolio as it deems necessary or prudent. In compliance with SBS guidelines, we classify our loans based upon risk of nonpayment by assessing the following factors:  (i) the payment history of the particular loans, (ii) the history of our dealings with the borrower, (iii) the borrower’s management, (iv) the borrower’s operating history, (v) the borrower’s repayment capability, (vi) the borrower’s availability of funds, (vii) the status of any collateral or guarantee, (viii) the borrower’s financial statements, (iv) the general risk of the sector in which the borrower operates, (x) the borrower’s risk classification made by other financial institutions and (xi) other relevant factors. The classification of the loan determines the amount of the required loan loss provision.

The following table sets forth our loan portfolio by class at the date indicated.

	At December 31,
	2005		2006		2007		2008		2009
	(U.S. Dollars in thousands)
Commercial loans	US$	3,771,488	US$	4,390,547	US$	6,055,206	US$	7,808,671	US$	8,283,790
Consumer loans		356,595		506,184		874,804		1,162,399		1,467,793
Residential mortgage loans		844,892		980,630		1,253,835		1,485,214		1,753,736
Total performing loans (1)	US$	4,972,975	US$	5,877,361	US$	8,183,845	US$	10,456,284	US$	11,505,319

(1)	Net of unearned interest.

We employ a range of policies and practices to mitigate credit risk. Our most traditional practice is taking security for fund advances. We implement guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The principal collateral types for loans and advances are mortgages over residential properties, liens over business assets (such as premises, inventory and accounts receivable), and liens over financial instruments (such as debt securities and equities).

Long term finance and lending to corporate entities are generally secured, while revolving individual credit facilities are generally unsecured. In order to minimize credit loss, we seek additional collateral as soon as impairment indicators become apparent.

We determine the appropriate collateral to hold as security for financial assets (other than loans) according to the nature of the instrument.  Debt securities, treasury and other eligible bills are generally unsecured, with the exception of asset-backed securities and other similar instruments, which are secured by portfolios of financial instruments.

Our management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of the additional collateral obtained during its review of the allowance for impairment losses.  Our policy is to dispose of repossessed properties in an orderly manner.  We use the proceeds to reduce or repay the outstanding claim. In general, we do not use repossessed properties for our own business.

We classify our loan portfolio into one of five risk categories, depending upon the degree of risk of non-payment of each debtor. These categories are: (i) normal, (ii) potential problems, (iii) substandard, (iv) doubtful and (v) loss.  The categories have the following characteristics:

Normal (Class A): Debtors with commercial loans in this category have complied on a timely basis with their obligations under the loan.  At the time of evaluation, there is no reason to doubt the debtor’s ability to repay interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation.  Before we place a loan in Class A, we must have a clear understanding of the use of the funds and the origin of the cash flows to be used by the debtor to repay the loan.  Consumer loans are categorized as Class A when payments are current or up to eight days past due.  Residential mortgage loans are categorized as Class A when payments are current or up to 30 days past due.

Potential problems (Class B): Debtors with commercial loans in this category demonstrate certain deficiencies at the time of evaluation, which, if not corrected in a timely manner, imply risks regarding the recovery of the loan.  Common characteristics of loans or credits in this category include: (i) delays in loan payments which are promptly covered, (ii) a general lack of information required to analyze the credit, (iii) out-of-date financial information, (iv) temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, (v) market conditions that could affect the economic sector in which the debtor is active. Consumer loans are categorized as Class B when payments are between nine and 30 days past due.  Residential mortgage loans are categorized as Class B when payments are between 31 and 90 days past due.

Substandard (Class C): Debtors with commercial loans in this category demonstrate serious financial weakness.  They often do not have sufficient operating results or available income to cover their financial obligations, and do not have reasonable short-term prospects for strengthening their financial capacity.  Debtors demonstrating the same deficiencies that warrant Class B classification will warrant Class C classification if those deficiencies are such that if not corrected in the near term, they could impede the recovery of principal and interest on the loan on the agreed-upon terms.  Commercial loans are classified in this category when payments are between 61 and 120 days past due. Consumer loans are categorized as Class C when payments are between 31 and 60 days past due. Residential mortgage loans are categorized as Class C when payments are between 91 and 120 days past due.

Doubtful (Class D): Debtors with commercial loans in this category demonstrate characteristics that make it doubtful that the loan will be recovered.  Although recovery is doubtful, if there is a reasonable possibility that the creditworthiness of the debtor might improve in the near future, it is appropriate to categorize the loan as Class D.  These loans are distinguished from Class E loans by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, even if the payments are less than those required by the contract.  Commercial loans are categorized as Class D if payments are between 121 and 365 days past due. Consumer loans are categorized as Class D when payments are between 61 and 120 days past due.  Residential mortgage loans are categorized as Class D when payments are between 121 and 365 days past due.

Loss credits (Class E): Commercial loans or credits are categorized as Class E if the loans are considered unrecoverable or for any other reason the loans should not appear on our books as an asset based on the originally contracted terms.  Commercial loans are categorized as Class E when payments are more than 365 days past due.  Consumer loans are categorized as Class E when payments are more than 120 days past due. Residential mortgage loans are categorized as Class E when payments are more than 365 days past due.

We continually review our loan portfolio to assess the completion and accuracy of the grades awarded.

All loans considered impaired (those classified as substandard, doubtful or loss) are analyzed by management.  Management will address the impairment in two areas, individually assessed allowances and collectively assessed allowances, as follows:

Individually Assessed Allowance

We determine the appropriate allowances for each individually significant loan or advance on an individual basis. In determining the allowance, we consider items such as (i) the sustainability of the party’s business plan, (ii) its ability to improve performance once a financial difficulty has arisen, (iii) projected receipts and the expected dividend payout should bankruptcy ensue, (iv) the availability of other financial support and the potential realized value of collateral, and (v) the timing of the expected cash flows.  Impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more attention.

Collectively Assessed Allowance

We assess allowances collectively for (i) losses on loans and advances that are not individually significant (including consumer and residential mortgages) and (ii) individually significant loans and advances where there is not yet objective evidence of individual impairment (the Class A and B loans). We evaluate allowances on each reporting date, and each portfolio receives a separate review.

Our collective assessment takes into account an impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment.  We estimate impairment losses by considering the following information: (i) historical losses on the portfolio, (ii) current economic conditions, (iii) the approximate delay between the time a loss is likely to be incurred and the time it will be identified as requiring an individually assessed impairment allowance and (iv) expected receipts and recoveries once the impairment occurs.  Local management is responsible for deciding the appropriate length of time, which can extend as long as one year. The impairment allowance is then reviewed by credit management to ensure it aligns with our overall policy.

We assess financial guarantees and letters of credit in the same way we assess loans.

When the borrower is located in a country where there is an increased risk of difficulty servicing external debt, we assess the political and economic situation, and an additional country risk provision is provided.

When we determine a loan is uncollectible, it is written off against the provision for loan impairment.  We write off these loans after all necessary procedures are completed and the amount of the loss is determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in our consolidated income statements.

The following table shows our direct loan portfolio at the dates indicated:

	At December 31,
	2005			2006			2007
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total	Amount		% Total
A: Normal	US$	4,273,719	85.9%	US$	5,296,653	90.1%	US$	7,602,347	92.9%
B: Potential Problems	US$	397,387	8.0%	US$	337,497	5.7%	US$	371,119	4.5%
C: Substandard	US$	82,858	1.7%	US$	62,192	1.1%	US$	71,340	0.9%
D: Doubtful	US$	146,898	3.0%	US$	122,215	2.1%	US$	88,540	1.1%
E: Loss	US$	72,113	1.4%	US$	58,804	1.0%	US$	50,499	0.6%
Total (1)	US$	4,972,975	100.0%	US$	5,877,361	100.0%	US$	8,183,845	100.0%
C+D+E	US$	301,869	6.1%	US$	243,211	4.2%	US$	210,379	2.6%

	At December 31,
	2008			2009
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total
A: Normal	US$	9,991,559	95.5%	US$	10,717,658	93.2%
B: Potential Problems	US$	264,890	2.5%	US$	431,356	3.7%
C: Substandard	US$	70,268	0.7%	US$	115,629	1.0%
D: Doubtful	US$	79,394	0.8%	US$	139,389	1.2%
E: Loss	US$	50,173	0.5%	US$	101,287	0.9%
Total (1)	US$	10,456,284	100.0%	US$	11,505,319	100.0%
C+D+E	US$	199,835	2.0%	US$	356,305	3.1%

(1)	Net of unearned interest.

All of our Class E loans and substantially all of our Class D loans are past due. Class C loans, although generally not past due, have demonstrated credit deterioration such that management has serious doubts as to the ability of the borrower to comply with the loan repayment terms. The majority of our Class C loans are to companies in the Peruvian manufacturing sector and, to a lesser extent, the agricultural sector.  Our manufacturing sector loans are primarily secured by warrants and liens on goods or by mortgages, and our agricultural loans tend to be secured by trade bills and marketable securities. The Class C loans reflect the financial weakness of the individual borrower rather than any trend in the Peruvian manufacturing or agricultural industries in general.

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

We consider loans to be past due depending on their type. BCP considers loans past due for consumer mortgage, leasing loans, and loans to micro-businesses after 90 days.  On January 1, 2001, the SBS issued accounting rules that require Peruvian banks to consider overdrafts past due after 30 days.  ASHC considers all overdue loans past due, except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days.  BCB considers loans past due after 30 days. For IFRS 7 disclosure requirements on past-due loans, see Note 29.1 to the Credicorp Consolidated Financial Statements.

Interest income is suspended when the collection of loans is doubtful, such as when overdue by more than 90 days.  When a borrower or securities issuer defaults earlier than 90 days, the income is excluded from interest income until it is received.  Uncollected income on these loans is applied against income.  When management determines that the debtor’s financial condition has improved, we continue recording interest on an accrual basis. Therefore, we do not accrue interest on past-due loans, but interest on past-due loans is recognized only when and to the extent received.

Over the past five years, we have recognized interest income on these loans of US$5.5 million in 2005, US$4.8 million in 2006, US$3.6 million in 2007, US$5.2 million in 2008 and US$7.2 million in 2009. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past-due loans.

The following table sets forth the repayment status of our loan portfolio as of the date indicated.

	At December 31,
	2005		2006		2007		2008		2009
	(U.S. Dollars in thousands, except percentages)
Current	US$	4,877,206	US$	5,800,591	US$	8,122,357	US$	10,373,417	US$	11,320,752
Past due:
Overdue 16 - 119 days		10,860		20,655		20,825		34,955		70,602
Overdue 120 days or more		84,909		56,115		40,663		47,912		113,965
Subtotal	US$	95,769	US$	76,770	US$	61,488	US$	82,867	US$	184,567
Total loans	US$	4,972,975	US$	5,877,361	US$	8,183,845	US$	10,456,284	US$	11,505,319
Past-due loan amounts as % of total loans		1.93%		1.31%		0.75%		0.79%		1.60%

With respect to consumer, mortgage and leasing loans, BCP (in accordance with SBS regulations) only recognizes payments as past-due installments if the loan is less than 90 days past due. The entire amount of the loans is considered past due if any amount is past due more than 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 29.1 to the Credicorp Consolidated Financial Statements.

Past-Due Loan Portfolio

The following table analyzes our past-due loan portfolio by the type of loan at the dates indicated.

	At December 31,
	2005		2006		2007		2008		2009
Past-due loan amounts:	(U.S. Dollars in thousands)
Loans	US$	63,889	US$	57,345	US$	48,088	US$	65,947	US$	153,112
Discounted notes		1,124		596		636		1,242		2,151
Advances and overdrafts in demand deposits		3,412		1,844		3,974		2,112		4,015
Leasing transactions		6,412		5,237		2,110		3,468		9,653
Refinanced loans		20,932		11,748		6,680		10,098		15,636
Total past-due portfolio	US$	95,769	US$	76,770	US$	61,488	US$	82,867	US$	184,567
Less: Reserves for loan losses (1)	US$	218,636	US$	210,586	US$	229,700	US$	248,063	US$	376,049
Total past-due portfolio net of reserves	US$	(122,867)	US$	(133,816)	US$	(168,212)	US$	(165,196)	US$	(191,482)

(1)	Includes reserves for indirect credits (see “—Loan Loss Reserves”).

We recognize interest on past-due loans and loans in legal collection when the loans are collected.  The interest income that would have been recorded for these credits in accordance with the terms of the original contract is approximately US$27.9 million and US$17.0 million as of December 31, 2009 and 2008, respectively.

Loan Loss Reserves

The following table shows the changes in our reserves for loan losses and movements at the dates indicated.

	Year ended December 31,
	2005		2006		2007		2008		2009
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	271,873	US$	218,636	US$	210,586	US$	229,700	US$	248,063
Additional provisions (reversals)		(6,356)		(4,243)		28,439		48,760		163,392
Acquisitions and transfers		(9,024)		-		-		-		20,905
Recoveries of write-offs		35,032		44,284		34,084		31,279		23,928
Write-offs		(71,405)		(49,859)		(47,266)		(59,308)		(87,927)
Monetary correction and other		(1,484)		1,768		3,857		(2,368)		7,688
Total reserves for loan losses at the end of the year	US$	218,636	US$	210,586	US$	229,700	US$	248,063	US$	376,049

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, See “—Classification of the Loan Portfolio.” Also, as required by IFRS 7, the balance of the reserve for loan losses for the years 2007, 2008 and 2009 are included in Note 6(d) to the Credicorp Consolidated Financial Statements.

Our reserves for loan losses, as of December 31, 2009, included US$354.4 million for credit losses and US$21.7 million for indirect or contingent credit losses (US$224.3 million and US$23.7 million as of December 31, 2008, respectively). Our reserves for indirect credit losses are included in the “Other liabilities” caption of our consolidated balance sheet (see Notes 6(d) and 11(a) to the Credicorp Consolidated Financial Statements).

The charge-off process is performed with prior approval of our board of directors and the SBS.  Potential charge-offs are considered by the board of directors and the SBS on a case-by-case basis.

We sell some of our fully provisioned past-due loans to wholly-owned subsidiaries (Soluciónes en Procesamiento) for a nominal amount with the same effect as if the loans had been charged off. Accordingly, we believe that our past-due loan amounts are not materially different from what they would be if we were permitted to charge-off loans prior to demonstrating the absolute non-collectability of the loan.  BCP also sells employees’ mortgage loans to its subsidiary Financiera de Crédito Solución.

Allocation of Loan Loss Reserves

The following table sets forth the amounts of our reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 6(d) to the Credicorp Consolidated Financial Statements):

	At December 31,
	2005		2006		2007		2008		2009
	(U.S. Dollars in thousands)
Commercial loans	US$	195,699	US$	183,374	US$	184,584	US$	161,170	US$	243,796
Consumer loans		14,409		17,959		30,662		56,061		90,782
Residential mortgage loans		8,528		9,253		14,454		30,832		41,471
Total reserves	US$	218,636	US$	210,586	US$	229,700	US$	248,063	US$	376,049

(iv)	Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$	1,457,155	US$	1,735,869	US$	1,944,404
Foreign Currency-denominated		2,507,346		3,136,408		2,612,342
Total	US$	3,964,501	US$	4,872,277	US$	4,556,746
Savings deposits:
Nuevo Sol-denominated	US$	877,205	US$	1,193,639	US$	1,505,994
Foreign Currency-denominated		1,503,699		1,775,100		2,033,671
Total	US$	2,380,904	US$	2,968,739	US$	3,539,665
Time deposits:
Nuevo Sol-denominated	US$	1,391,008	US$	1,768,893	US$	1,662,941
Foreign Currency-denominated		2,576,856		3,087,219		3,088,920
Total	US$	3,967,864	US$	4,856,112	US$	4,751,861
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$	90,119	US$	140,013	US$	120,932
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	US$	149,308	US$	229,716	US$	256,761
Foreign Currency-denominated		746,975		810,171		812,745
Total	US$	896,283	US$	1,039,887	US$	1,069,506
Total deposits:
Nuevo Sol-denominated	US$	3,874,676	US$	4,928,117	US$	5,370,100
Foreign Currency-denominated		7,424,995		8,948,911		8,668,610
Total	US$	11,299,671	US$	13,877,028	US$	14,038,710

The following table sets forth information regarding the maturity of our time deposits in denominations of US$100,000 or more on December 31, 2009:

	At December 31, 2009
	(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$	714
Maturing after 30 but within 60 days		2,165
Maturing after 60 but within 90 days		-
Maturing after 90 but within 180 days		5,146
Maturing after 180 but within 360 days		173
Maturing after 360 days		21,558
Total certificates of deposits	US$	29,756
Time deposits:
Maturing within 30 days	US$	2,397,794
Maturing after 30 but within 60 days		329,612
Maturing after 60 but within 90 days		232,021
Maturing after 90 but within 180 days		453,219
Maturing after 180 but within 360 days		381,610
Maturing after 360 days		234,768
Total time deposits		4,029,024
Total	US$	4,058,780

(v)	Return on Equity and Assets

	At December 31,
	2007	2008	2009

Return on assets (1)	2.29%	1.86%	2.19%

Return on equity (2)	22.87%	22.31%	24.07%

Dividend payout ratio (3)	34.11%	33.44%	28.81%

Equity to assets ratio (4)	10.80%	9.32%	10.00%

Shareholders’ equity to assets ratio (5)	9.95%	8.71%	9.31%

(1)	Net income attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to our equity holders as a percentage of average net equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to our equity holders per share.
(4)	Average equity attributable to our equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

(vi)	Short-Term Borrowing

Our short-term borrowing, other than deposits, amounted to US$878.2 million and US$601.5 million and US$673.2 million as of December 31, 2007, 2008 and 2009, respectively. Our average balances of borrowed amounts decreased in 2008 due to receiving smaller promotional credit lines. As of December 31, 2007, 2008 and 2009, no BCRP-Repo transactions exist in the outstanding balance.

The following table sets forth our short-term borrowing:

	At December 31,
	2007	2008	2009
	(U.S. Dollars in thousands)

Year-end balance	878,183	601,464	673,234

Average balance	742,310	935,460	641,177

Maximum quarter-end balance	1,105,704	1,197,637	1,141,131

Weighted-average nominal year-end interest rate	4.70%	4.47%	2.83%

Weighted-average nominal interest rate	4.72%	4.22%	3.40%

(C)	Organizational Structure

Historically, the shareholders of BCP, ASHC and PPS have overlapped. Due to reasons related to the regulatory, political and economic environment in Peru, however, they have been managed independently from one another. We were formed in 1995 by the management of BCP of a potential exchange offer for the purpose of acquiring the common shares of BCP, ASHC and PPS.  In the exchange offer in October 1995, we acquired 90.1% of BCP (391,973,951 shares), 98.2% of ASHC (39,346,169 shares), and 75.8% of PPS (5,537,474 shares) in exchange for 60,815,152 of our common shares at a ratio of 0.10401, 0.33708 and 1.2249 of our common shares per common share of BCP, ASHC and PPS, respectively. Our common shares commenced trading on the New York Stock Exchange immediately upon consummation of the exchange offer, with a closing price on that day of US$11.61 (adjusted to reflect stock dividends through May 1999).

On March 19, 1996, pursuant to an exchange offer, we acquired the remaining 1.8% of the outstanding shares of ASHC (702,674 shares) in exchange for 237,859 of our common shares at a ratio of 0.33708 of our common shares per common share of ASHC.  The closing price of our common shares on the New York Stock Exchange on the date that exchange offer was completed was US$10.98 (adjusted to reflect stock dividends). See “Item 9. The Offer and Listing—(A) Offer and Listing Details—Price History of Credicorp’s Stock” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941.  BCP has been the largest commercial bank in Peru since the 1920s. Members of the Romero family have been shareholders of BCP since 1918 and became the controlling shareholders in 1979.  Mr. Dionisio Romero Seminario, who was our Chairman of the Board of Directors and Chief Executive Officer, was a member of the Board of Directors of BCP from 1966 to 1987, becoming BCP’s Chairman in 1979. In response to former President Alan García’s attempt to nationalize the Peruvian banking industry in 1987, the majority shareholders of BCP, including Mr. Romero S., sold a controlling interest in BCP and transferred management to its employees.  The sale successfully prevented the government from gaining control of BCP. Upon the election of Alberto Fujimori as President of Peru in 1990 and the introduction of market reforms, the Romero family reestablished its holdings in BCP, and Mr. Romero S. and several former key managers returned to BCP. See “—(9) Peruvian Government and Economy—(i) Peruvian Government.” Members of the Romero family exchanged their BCP shares in the October 1995 exchange offer, and now hold 15.85% of our common shares. As of December 31, 2008, we hold 97.41% of BCP’s total shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

ASHC was incorporated in the Cayman Islands in December 1981 as a wholly-owned subsidiary of BCP, under the name Crédito del Perú Holding Corporation or BCP International. It became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers.  In 1983, BCP distributed its shares of BCP International to its shareholders as dividends to protect its privately held status in the event that BCP was nationalized.  BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and opening an agency in Miami in 1986.  In 1986, BCP International changed its name to ASCH. As a result of the attempted expropriation by the government in 1987, ASHC’s operations and management were made independent of BCP. In 2002, ASHC closed its Miami agency at the same time that BCP opened its Miami agency. Also, Credicorp Securities was established in Miami as our wholly-owned subsidiary and began operating in early 2003 serviced by former ASHC personnel.

We own 75.98% of PPS, which was formed in 1992 as a result of the merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A. PPS is the second largest Peruvian insurance company in terms of premium sold and health fees. PPS’s major subsidiaries include Pacífico Vida, which specializes in life and pension fund insurance, and Pacífico Salud, which provides health insurance as an alternative to public social security.

We own 99.99% of Grupo Crédito S.A., which is the principal shareholder in Prima AFP. We also hold equity shares in Peruvian electric utilities and other non-financial companies.

BCB (formerly Banco Popular S.A., Bolivia) is a subsidiary that we acquired for US$6.2 million in November 1993. Since we transferred to BCP a 55.79% stake in November 2001, we have directly held 2.7% of BCB’s equity while holding the rest through BCP. In December 2002, BCP acquired BSCH-Perú, which was merged into BCP on February 28, 2003.

In 2003, BCP converted BCOL, its offshore bank in the Bahamas, into an investment vehicle, and then sold it to ASHC. ASHC subsequently consolidated BCOL into its operations in 2004.  BCOL’s business, which is receiving offshore U.S. Dollar deposits and making U.S. Dollar-denominated loans to large Peruvian customers, was taken over by both BCP’s Panama branch and ASHC.

Solución was spun off into two companies. The first company retained only cash and equity. The second company became a wholly-owned subsidiary of BCP in March 2003 as a result of BCP’s acquisition of the remaining 45% of Solución’s equity interests.  Solución was merged into BCP’s Peruvian banking operations in March 2004.

Although the transaction had an effective date of January 1, 2005, in March 2005, we sold Banco Tequendama to a Colombian bank.  We did not record a material gain as a result of the sale. On December 31, 2004, Banco Tequendama had US$306.7 million in loans and US$290.5 million in deposits. We acquired Banco Tequendama in January 1997 from the Fondo de Garantía de Depósitos y Protección Bancaria, or FOGADE, the Venezuelan government entity responsible for the re-privatization of government-seized assets in connection with the widespread Venezuelan banking problems that began in 1994. We, along with FOGADE and FOGADE’s financial adviser, were sued in Aruba by the former owners of Banco Tequendama. The judge in Aruba dismissed the claim, and the plaintiff appealed.  In April 2004, the Court of Appeals in Aruba rejected all of the plaintiff’s claims.  The lawsuit followed a previous unsuccessful lawsuit brought by the former owners in Colombia.

On August 24, 2006, through our subsidiary Prima AFP, we acquired 99.97% of the capital stock of AFP Unión Vida S.A., a pension fund management company that operates in Peru, from Grupo Santander Perú S.A.  We also made a tender offer to the minority shareholders in order to acquire the remaining 0.03% of capital stock. The total purchase price was approximately US$141.5 million. At the September 6, 2006 general shareholder’s meeting of Prima AFP, the merger with AFP Unión Vida S.A. was approved, with an effective date of December 1, 2006.

In October 2009, through our subsidiary BCP, we acquired Empresa Financiera Edyficar S.A., a financial entity specialized in micro lending.  As of December 31, 2009 we held 99.79% of the capital stock of Edyficar.

(D)	Property, Plants and Equipment

On December 31, 2009, we had 439 branches, of which 334 were branch offices of BCP in Peru. Our principal properties include the headquarters of BCP, at Calle Centenario 156, La Molina, Lima 12, Perú, and the headquarters of PPS at Juan de Arona 830, Lima, Perú.  There are no material encumbrances on any of our properties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)	Operating Results

(1)	Critical Accounting Policies

Foreign currency translation

Credicorp’s functional and presentation currency is the United States Dollar (U.S. Dollar or US$) because it reflects the economic substance of the underlying events and circumstances relevant to the Company. In addition, Credicorp’s main operations and transactions in the different countries where it operates are established and settled in U.S. Dollars.

Financial statements of each of Credicorp’s subsidiaries are measured using the currency of the country in which each entity operates and converted into U.S. Dollars (functional and presentation currency) as follows:

-           Monetary assets and liabilities are converted at the free market exchange rate at the date of the consolidated statements of financial position.

-           Non-monetary accounts are converted at the free market exchange rate prevailing at the date of the transaction.

-           Income and expenses, except for those related to non-monetary assets which are converted at the free market exchange rate prevailing at the date of the transaction, are converted monthly at the average monthly exchange rate.

All resulting conversion differences are recognized in the consolidated income statement.

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

Interest income is suspended when collection of loans become doubtful, i.e. when loans are overdue more than 90 days or when the borrower or securities’ issuer defaults, if earlier than 90 days; such income is excluded from interest income until collected.  Uncollected income on such loans is provisioned. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

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

Insurance activities

Insurance contracts are those contracts where we (the insurer) have accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that we hold.  As a general guideline, we determine whether it has significant insurance risk by comparing benefits paid with the benefits payable if the insured event does not occur. Insurance contracts can also transfer financial risk.

Once a contract has been classified as an insurance contract, it remains so for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations extinguish or expire. Investment contracts can, however, be reclassified as insurance contracts after inception if the insurance risk becomes significant.

We also cede insurance risk in the normal course of business for all of our businesses. Reinsurance assets represent balances due from reinsurance companies. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsurer’s policies and are in accordance with the related reinsurance contract.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year.  Impairment occurs when there is objective evidence resulting from an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measureable impact on the amounts that we can recover from the reinsurer.  The impairment loss is recorded in the consolidated income statement.

Gains or losses on buying reinsurance are recognized in the consolidated income statement immediately at the date of purchase and are not amortized.

Ceded reinsurance arrangements do not relieve us from our obligations to a policyholder.

When applicable, we also assume reinsurance risk in the normal course of business for non-life insurance contracts.  Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business.

Reinsurance liabilities represent balances due to reinsurance companies.  Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Financial Instruments: Initial recognition and subsequent measurement:

We classify our financial instruments in one of the categories defined by IAS 39:  financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments and other financial liabilities.  We determine the classification of our financial instruments at the initial recognition.

Classification of financial instruments at the initial recognition depends on the purpose and the intention for which the financial instruments were acquired as well as their characteristics.  All financial instruments are measured initially at their fair value plus any directly attributable incremental cost of acquisition or issue, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e. the date that we commit to purchase or sell the asset.  Derivatives are recognized on a trade date basis.

(i)	Financial assets and financial liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at fair value through profit or loss, which such designation is upon initial recognition and in an instrument by instrument basis.   Derivatives are also categorized as held for trading unless they are designated as hedging instruments.

Financial assets are classified as held for trading if they are acquired for purposes of selling or repurchasing short term and are presented in the caption “Trading securities” of the consolidated statements of financial position.

Management may designate an instrument at fair value through profit or loss upon initial recognition so long as the following conditions are met:

-           the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses on them on a different basis; or

-           the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

-           the financial instrument contains one or more embedded derivatives, which significantly modify the cash flow that would otherwise be required by the contract.

Changes in fair value of designated financial assets through profit or loss are recorded in the consolidated income statement captioned “Net gain on financial assets and liabilities designated at fair value through profit and loss”.  Interest earned or incurred is accrued in the consolidated income statement under the captions “Interest and dividend income” or “Interest expense”, respectively, according to the terms of the contract.  Dividend income is recorded once right to collect has been established.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than: (1) those that the entity intend to sell immediately or in the short term, those that the entity upon initial recognition designates as available for sale; or (2) those for which the holder may not recover all or substantially all of its initial investment, other than credit deterioration.

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less any allowances for impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate.  The effective interest rate amortization is recognized in the consolidated income statement in the caption “Interest and dividend income”. Losses from impairment are recognized in the consolidated income statement in the caption “Provision for loan losses”.

Direct loans are recorded when disbursement of funds to the clients are made.  Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued.  Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for loan losses is established if there is objective evidence that we will not be able to collect all amounts due according to the original contractual terms of the loan.  The allowance for loan losses is established based in an internal risk classification and in consideration of any guarantees and collaterals received, note 3(i) and 29.1 to the Consolidated Financial Statements.

(iii)	Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets that are designated as available-for-sale (to be held for an indefinite period, which may be sold in response to liquidity needs or changes in the interest rates, exchange rates or equity price); or are not classified as (a) financial assets and financial liabilities at fair value through profit or loss, (b) held-to-maturity or (c) loans and receivables.

After the initial recognition, available-for-sale financial investments are measured at fair value plus unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and minority interest, until the investment is no longer recognized, at which time the cumulative gain or loss is recognized in the consolidated income statement in the caption “Net gain on sale of securities”, or determined to be impaired, at which time the cumulative loss is recognized in the consolidated income statement in the caption “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

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

We may elect to reclassify these financial assets only in rare circumstances, such as when we are unable to sell the financial assets due to market inactivity and management’s intent to sell the assets in the foreseeable future has changed.  Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or until maturity.  The reclassification to held to maturity category is permitted only when the entity has the ability and intent to hold the financial asset until maturity.

As of December, 31, 2009 and 2008, we did not reclassify any of our available-for-sale financial investments.

(iv)	Other financial liabilities

After the initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.  Amortized cost is calculated by taking into account any issuance discount or premium and costs that are an integral part of the effective interest rate.

De-recognition of financial assets and financial liabilities

Financial assets:

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is not recognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) we have transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and (iii) either we have transferred substantially all the risks and rewards of the asset, or we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Financial liabilities:

A financial liability is not recognized when the obligation under the liability is discharged, cancelled or expires.  When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as un-recognized of the original liability and the recognition of a new liability, any resulting difference in the respective carrying amount is recognized as profit or loss.

Offsetting financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

Impairment of financial assets:

We assess at each date of the consolidated statements of financial position date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and such loss event, or events, have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.  Criteria used for each category of financial assets are as follows:

(i)	Loans and receivables

For loans and receivables that are carried at amortized cost, we first assess whether objective evidence of impairment exists for financial assets that are individually significant, or collectively, for financial assets that are not individually significant.  If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is recognized, or continues to be recognized, are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).  The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement.  Interest income, if applicable, is accrued on the reduced carrying amount based on the original effective interest rate of the asset.  Loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us.  If in a subsequent year the amount of the estimated impairment loss increases or decreases because an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If in the future a write-off is later recovered, the recovery is recognized in the consolidated income statements, as a credit to the caption “Provision for loan losses”.

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

For a collective evaluation impairment, financial assets are grouped considering our internal credit grading system, which considers credit risk characteristics; i.e. asset type, industry, geographical location, collateral type and past-due status.

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

(ii)	Available-for-sale financial investments

For available-for-sale financial investments, we assess, during each date of the consolidated statements of financial position, whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments, objective evidence includes a significant or prolonged decline in the fair value of the investment below its cost.  “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.  Where there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from available-for-sale reserve and recognized in the consolidated income statement.  Impairment losses on equity investments are not reversed through the consolidated income statement; increases in their fair value after impairment are recognized directly in the consolidated statements of comprehensive income.

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost (loans and receivables).  However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss that was previously recognized on that investment in the consolidated income statement.  Future interest income is based on the reduced carrying amount and is accrued using the interest rate that is used to discount the future cash flows for the purpose of measuring the impairment loss.  Interest income is recorded as part of “Interest and dividend income”.  If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively measured by using an event that occurred after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

(iii)	Renegotiated loans

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

Goodwill:

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

Impairment of non-financial assets:

We assess at each reporting date or more frequently if events or changes in circumstances indicate that the carrying value may be impaired, whether there is an indication that a non-financial asset may be impaired.  If any such indication exists, we estimate the asset’s recoverable amount.  Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount.

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

Due from customers on acceptances:

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by Credicorp.  The obligations that we must assume for such transactions are recorded as liabilities.

Financial guarantees:

In the ordinary course of our business, Credicorp’s banking subsidiaries grant financial guarantees, such as letters of credit, guarantees and acceptances.  Financial guarantees are initially recognized at fair value (which is equivalent in that moment to the fee received), as “Other liabilities” in the consolidated statements of financial position.  Subsequent to initial recognition, our liability under each guarantee is measured as the higher of the amortized fee and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income.  The fee received is recognized in the consolidated statement of income in the caption “Banking services commissions” on a straight line basis over the life of the granted financial guarantee.

Provisions:

Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  The expense relating to any provision is presented in the income statement net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingencies:

Contingent liabilities are not recognized in the consolidated financial statements.  They are disclosed in notes unless the possibility of an outflow of resources is remote.

Share-based payment transactions

(i)           Cash-settled transactions

As explained in note 18(a) to the Consolidated Financial Statements, until April 2008 we granted a supplementary remuneration plan to certain employees who had been employed at least one year with Credicorp or any of our Subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp shares.  SARs were granted at a fixed price and are exercisable at that price, allowing the employee to obtain a gain in cash (“cash-settled transaction”) arising from the difference between the fixed exercise price and the market price at the date the SARs are executed.

The SARs fair value is expensed over the period up to the vesting date, along with the corresponding liability. The liability is measured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in the “Salaries and employee benefits” line. When the price or term of the SARs are modified, any additional expense is also recorded. For more details about significant factors, assumptions and the methodology used in determining the fair value of SARs, see note 18 to the Credicorp Consolidated Financial Statements.

(ii)           Equity-settled transactions

As explain in note 18(b) to the Consolidated Financial Statements, as of April 2009, a new supplementary remuneration plan was implemented to replace the SAR plan (see (i) above).  The grant date was April 28, 2009, and the granted awards vest 33.3% every 12 months.

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the respective employees become fully entitled to the award (‘the vesting date”). The cumulative expense recognized for equity-settled transactions from each reporting date until the vesting date reflects the extent to which the vesting period has expired and Credicorp’s best estimate of the number of equity instruments that will ultimately vest.

The expense is recorded in the “Salaries and employees benefits” line of the consolidated income statement. When the terms of an equity-settled award are modified, the minimum expense recognized in the “Salaries and employees benefits” line is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share.

Derivative financial instruments:

Trading:

Part of transactions with derivatives, while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized in the consolidated statements of financial position at cost and subsequently are re-measured at their fair value.  Fair values are estimated based on the market exchange and interest rates.  All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.  Gain and losses for changes in their fair value are recorded in the consolidated income statement.

Hedge:

We use derivative instruments to manage exposures to interest rate and foreign currency.  In order to manage particular risks, we apply hedge accounting for transactions which meet the specified criteria.

At inception of the hedge relationship, we formally document the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship.

Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item.  Hedges are formally assessed at each reporting date.  A hedge is regarded as highly effective if changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated is expected to offset in a range between 80 percent and 125 percent.

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria.

(i)           Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized in the consolidated income statement in finance costs.

Amounts recognized as other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in the cash flow hedge reserve until the forecast transaction or firm commitment affects profit or loss.

(ii)           Fair value hedges

The change in the fair value of an interest rate hedging derivative is recognized in the consolidated income statement in finance costs.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is also recognized in the consolidated income statement in finance costs.

For fair value hedges relating to consolidated items carried at amortized cost, the adjustment to carrying value is amortized through the consolidated income statement over the remaining maturity term. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is no longer recognized, the unamortized fair value is recognized immediately in the consolidated income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated income statement.

Embedded derivates:

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not held for trading or designated at fair value through profit or loss.

We have certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit-Link”.  We classified these instruments at inception as “Financial instruments at fair value though profit or loss”, see 3(f)(i), and note 7 to the Consolidated Financial Statements.

Fiduciary activities, management of funds and pension funds:

We provide custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf.  These assets and income arising thereon are excluded from these consolidated financial statements, as they are not our assets.

Commissions generated for these activities are included in the caption “Other income” of the consolidated income statements.

(2)           Historical Discussion and Analysis

The Group monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Regarding the Group’s segments, total revenues from banking segment amounted to 74% or more of the Group’s total revenue in 2009, 2008, and 2007, therefore, the following historical discussion and analysis is presented principally for banking segment, except when otherwise indicated; and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

For a comparison of nominal interest rates with real interest rates, see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(i) Average Balance Sheets and Income from Interest-Earning Assets—Real Average Interest Rates.”

The financial information and discussion and analysis presented below for 2007, 2008 and 2009 reflect the financial position and results of operations for 2007, 2008 and 2009 of our subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

On December 31, 2009, approximately 57.9% of our deposits and 60.1% of our loans were U.S. Dollar-denominated. Despite these high proportions, U.S. Dollar-denominated deposits and loans have decreased from the previous year (61.7% and 67.1%, respectively) due to a reduction in the rate of inflation. Nevertheless, we expect the majority of our deposits and loans to continue to be denominated in U.S. Dollars.

Results of Operations for the Three Years Ended December 31, 2009

The following table sets forth, for the years 2007, 2008 and 2009, the principal components of our net income:

	Year ended December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Interest income	US$	1,065,339	US$	1,382,844	US$	1,312,925
Interest expense		(431,365)		(561,617)		(420,564)
Net interest income	US$	633,974	US$	821,227	US$	892,361
Provision for loan losses		(28,439)		(48,760)		(163,392)
Net interest income after Provision	US$	605,535	US$	772,467	US$	728,969
Noninterest income		522,937		592,564		720,631
Insurance premiums earned net of claims on insurance activities		58,672		51,993		138,224
Other expenses		(747,089)		(920,603)		(957,110)
Merger costs		-		-		-
Income before translation result and income tax	US$	440,055	US$	496,421	US$	630,714
Translation result (loss) gain	US$	34,627	US$	(17,650)	US$	12,222
Income tax		(102,287)		(109,508)		(138,500)
Net income	US$	372,395	US$	369,263	US$	504,436
Net income attributable to:
Equity holders		350,735		357,756		469,785
Minority interests		21,660		11,507		34,651
Net income	US$	372,395	US$	369,263	US$	504,436

Net income attributable to our equity holders increased from US$357.8 million in 2008 to US$469.8 million in 2009. Our net income increased from 2008 to 2009 due to the significant charges recorded during 2008, but not recorded during 2009, for approximately US$163.9 million (recorded as “other expenses”), which included (i) US$60.4 million to impair a deteriorated investment portfolio caused by declining stock prices, (ii) US$36.4 million for a provision by ASHC for potential losses and contingencies related to an ASHC-managed fund that had been invested with Bernard L. Madoff Investment Securities LLC, or Madoff Securities, on behalf of its clients, (iii) US$67.1 million of expense to hedge SAR Program. In addition increases the commission for loans, net gain on securities net of the provision for loan.

Net income attributable to our equity holders increased from US$350.7 million in 2007 to US$357.8 million in 2008, which represented an increased of 2.0% from 2007 to 2008, despite of the charges recorded during 2008, which are explained in the paragraph below.

On the other hand, non interest income increased 21.6% in 2009 to US$720.6 million, primarily due to (i) a net gains from sales of securities of US$120.9 million, (ii) fees and commissions income from banking services of US$436.8 million, and (iii) net gains on foreign exchange transactions of US$87.9 million. Non interest income increased 13.3% in 2008 to US$592.6 million, which represented an increased of 13.3% not significant to the consolidated results of operations.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest-bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Interest income:
Loans	US$	701,471	US$	963,940	US$	1,062,046
Deposits in banks		58,896		37,352		13,731
Deposits in Central Bank		46,921		37,914		2,187
Investment securities and others		231,762		298,021		186,629
Dividends		8,870		12,189		9,715
Gain from derivatives instruments and other interest income		17,419		33,428		38,617
Total interest income	US$	1,065,339	US$	1,382,844	US$	1,312,925

Interest expense:
Saving deposits	US$	19,869	US$	27,165	US$	18,509
Time deposits		263,487		310,856		206,118
Issued bonds		33,592		51,756		66,993
Borrowing from other financial institutions and others		83,070		104,818		51,654
Demand deposits		25,123		38,085		21,414
Loss from derivatives instruments and other interest expenses		6,224		28,937		55,876
Total interest expense	US$	431,365	US$	561,617	US$	420,564
Net interest income	US$	633,974	US$	821,227	US$	892,361

Our net interest income increased 8.7% in 2009 compared to 2008, and increased 29.5% in 2008 compared to 2007.

Interest Income: Interest income decreased 5.1% in 2009 compared to 2008, after increasing 29.8% in 2008 compared to 2007. The decrease in 2009 was primarily due to lower average volume in investments securities and others and loans. The decrease in investments securities was primarily due to a lower volume average throughout the year and lower rates. The increase in 2008 compared to 2007 was principally due to higher average volume in loans and investments available for sale.  The loan increase was mainly related to retail and corporate banking growth, while the investments securities increase was due to gains related to BCRP certificates of deposits.

Our average nominal interest rates earned on loans decreased to 9.9% in 2009 from 10.1% in 2008 and from 10.0% in 2007. The average nominal interest rate for foreign currency-denominated loans decreased from 8.6% in 2007 and 2008 to 7.7% in 2009, explained by fall in interest rates in the international market. Interest rates for Nuevo Sol-denominated loans decreased from 13.5% in 2007 to 13.4% in 2008 and further to 13.8% in 2009, which represented minor fluctuations in interest rates in Nuevo Sol for loans.

The average balance of our foreign currency-denominated loan portfolio increased 4.2% to US$6,810.1 million in 2009, as compared to US$6,534.0 million in 2008.  In 2008, the average balance of our foreign currency-denominated loan portfolio increased 28.1% as compared to 2007, from US$5,101.4 million. The average balance of our Nuevo Sol-denominated loan portfolio increased 53.8% from US$1,942.3 million in 2007 to US$2,987.7 million in 2008, and by 30.3% to US$3,893.5 million in 2009. The average balance increased in 2009 respect to 2008, due to recovery of the Peruvian economy and Peruvian financial system after the international crisis, especially in the fourth quarter, however, our foreign currency-denominated loan portfolio increased at a lower rate due to the volatility in foreign currency during 2009.

On the other hand, the significant increase in 2008 was related primarily to the growth in the Peruvian economy (GDP growth rate of 9.8%) during that year (prior to the international crisis). In addition, in 2008 an increasing proportion of loans went to commerce, mortgage, manufacturing and financial intermediation sectors presenting higher risk, but these sectors also yielded higher margins. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Interest Expense: Interest expense decreased in 2009 by 25.1% as compared to 2008, and by 30.2% in 2008 as compared to 2007. The decrease in interest expense during 2009 was principally due to the lower interest rate in foreign currency and in Nuevo Sol. On the other hand, the higher interest expense in 2008 and 2007 was principally due to increases in the volume of deposits and variable market rates on deposits.

Average nominal interest rates paid on foreign currency-denominated deposits decreased from 2.8% in 2007 to 2.4% in 2008, and to 1.5% in 2009. Average nominal interest paid on Nuevo Sol-denominated deposits increased from 3.2% in 2007 to 3.5% in 2008, and decreased to 2.2% in 2009. This rate decrease was a commercial decision that followed the market trend of interest rates observed in 2009. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “—(12) Selected Statistical Information.”

Our average foreign currency-denominated deposits increased 13.1% to US$8,829.4 million in 2009 from US$7,803.5 million in 2008, and increased 8.1% from US$7,216.6 million in 2007. Our average Nuevo Sol-denominated deposits decreased 9.0% in 2009 to US$4,995.4 million from US$5,488.6 million in 2008, and increased 67.7% from US$3,272.1 million in 2007. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Net Interest Margin: Our net interest margin (net interest income divided by average interest-earning assets) was 4.7% in 2009 and did not change significantly compared to 2008 and 2007, when the margin stayed in 4.5% as in 2007 returns declined on interest-earning assets (mainly securities and Nuevo Sol-denominated loans) while funding costs remained relatively unchanged. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Provision for Loan Losses

We classify all of our loans and other credits by risk category. We establish our loan loss reserves based on criteria established by IAS 39 (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio”). We do not anticipate that the expansion of our loan portfolio or the consolidation of the activities of our subsidiaries will require a change in our reserve policy.

The following table sets forth the changes in our reserve for loan losses:

	Year ended December 31
	2005		2006		2007		2008		2009
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	271,873	US$	218,636	US$	210,586	US$	229,700	US$	248,063
Additional provisions (reversals)		(6,356)		(4,243)		28,439		48,760		163,392
Acquisitions and sales		(9,024)		-		-		-		20,905
Recoveries of write-offs		35,032		44,284		34,084		31,279		23,928
Write-offs		(71,405)		(49,859)		(47,266)		(59,308)		(87,927)
Monetary correction and other		(1,484)		1,768		3,857		(2,368)		7,688
Reserves for loan losses at the End of the year	US$	218,636	US$	210,586	US$	229,700	US$	248,063	US$	376,049

We recorded US$163.4 million of loan loss provision in 2009, and US$48.8 million in 2008. Total write-offs amounted to US$87.9 million in 2009 and US$59.3 million in 2008. Total recoveries of write-offs reached US$23.9 million in 2009 and US$31.3 million in 2008, decreasing 23.5% in 2009. Provision expense in 2009 included US$5.6 million required by BCB (compared to US$7.5 million in 2008). Recoveries of previously charged-off accounts in 2009 amounted to US$23.9 million (compared to US$31.3 million in 2008). In 2008, the Peruvian financial system reached minimum delinquency levels in the loans portfolio, however, during 2009, as a result of recession (due to the international financial crisis) the ability of companies to repay loans was affected, and the delinquency levels increased. Provisions made in 2009 were mainly related to commercial loans. In 2008, the increased loan loss provision was not significant compared to 2007, and was mainly related to consumer loans.

The middle market and small business sectors continued to require a majority of the provisions made during 2009 and 2008. Provisions net of recoveries for middle market and small businesses were US$29.1 million in 2008 and US$13.4 million in 2007 (see also Note 6 to the Consolidated Financial Statements).

Total reserves, which amounted to US$376.0 million in 2009, include the allowance for direct and indirect credits of approximately US$354.4 million and US$21.7 million, respectively.

Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$	324,761	US$	394,247	US$	436,819
Net gains from sales of securities		46,376		51,936		120,932
Net gains on foreign exchange transactions		61,778		108,709		87,944
Other income		90,022		37,672		74,936
Total non-interest income	US$	522,937	US$	592,564	US$	720,631

Our non-interest income, without including net premiums earned, increased 21.6% to US$720.6 million in 2009 as compared to US$592.6 million in 2008, and increased 13.3% as compared to US$522.9 million in 2007. The revenue increase in 2009 was primarily due to an increase in gains from sales of securities and commissions from banking services, and a decrease in net gains on foreign exchange transactions.

Fees and commissions income from banking services increased 10.8% to US$436.8 million in 2009 from US$394.2 million in 2008, following a 21.4% increase in 2008 from US$324.8 million in 2007. The increase in fees and commissions income from banking services in 2009 was primarily due to an increase in transfer and collections fees, increased commissions from credit/debit card services, increased in fees from trust services and improved property leasing service, while the increase in 2008 was due to growth in account maintenance, funds administration and commissions for collection, and the increase in 2007 was due to growth in account maintenance, money transfers and funds administration commissions for collections.

Net gains from sales of securities increased 132.8% to US$120.9 million in 2009 as compared to US$51.9 million in 2008, following an increase from US$46.4 million in 2007, which represented an increase of 12.0%. The increase in 2009 was primarily due to the increased volatility observed in capital markets, which caused the appreciation of stock prices in our investment portfolio.  The increase in 2008 was principally due to gain from market value fluctuation on sales of investments.

Net gains on foreign exchange transactions decreased 19.1% to US$87.9 million in 2009 as compared to US$108.7 million in 2008, following an increase of 75.9% from US$61.8 million in 2007. Net gains from foreign exchange transactions are not attributable to proprietary trading on our part. Higher gains in 2009 and 2008 were primarily due to the lower transaction volumes that resulted primarily from the decreased volatility in the foreign exchange market.

Other income increased 98.9% to US$74.9 million in 2009 as compared to US$37.7 million in 2008, after decreasing 58.2% from US$90.0 million in 2007. Other income principally consists of valuation of assets and liabilities designated at fair value, sales of seized assets, leasing income, recoveries of other accounts receivable and other assets and other income. The increase in other income in 2009 was primarily due to a proprietary position in indexed certificates issued by Citigroup and Calyon to mitigate the volatility in operating expenses caused by stock appreciation rights granted to our executives.  The indexed certificates are in the form of warrants issued by Citigroup and Calyon also are settled exclusively in cash.  These instruments do not qualify for hedge accounting.  Gains on these indexed certificates are reported as other income while losses are reported under operating expenses. See note 7(b) to the Credicorp Consolidated Financial Statements.

Conversely, in 2008 compared to 2007, the decrease produced a loss resulting from the difference between cost and estimated market value of the certificates indexed to the performance of Credicorp Ltd. (BAP) shares in connection with the SAR program, which was included in other expenses and amounted to approximately US$67.1 million as of December 31, 2008.

Insurance Premiums and Claims on Insurance Activities

The following table reflects the premiums earned and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Net premiums earned	US$	297,272	US$	393,903	US$	424,682
Net claims incurred		(67,689)		(101,890)		(59,248)
Increase in costs for future benefits for life and health policies		(170,911)		(240,020)		(227,210)
Total net premiums and claims	US$	58,672	US$	51,993	US$	138,224

Net premiums increased 7.8% to US$424.7 million in 2009 from US$393.9 million in 2008. Gross premiums (including premium transfer and reserve adjustments) increased 3.6% to US$608.8 in 2009 from US$587.6 in 2008.

Premiums for general insurance lines, which accounted for 49.1% of total  premiums, increased 0.7% in 2009, mainly by automobiles which represented 24% of general insurance premiums in 2009 (22% in 2008) and which increased 6.6% from 2008. Other property and casualty premiums, which represented 53% (57% in 2008), decreased 5.4% from 2008; and medical assistance which represented 20% (16% in 2008), increased 19.8% from 2008.

Premiums for general insurance lines, which accounted for 50.5% of total premiums, increased 23.5% in 2008, mainly due to automobiles which represented 22% of general insurance premiums in 2008 (15.3% in 2007) and which increased 80% from 2007. Other property and casualty premiums, which represented 56.8% (64.2% in 2007), increased 9.2% from 2007; and medical assistance which represented 16.4% (17.1% in 2007), increased 18.5% from 2007.  We also note the increase in premiums from the mandatory automobile line, SOAT, which represented 4.5% (3.4% in 2007) and increased 62.2% from 2007.

In the Life Insurance lines, Total Direct Premiums increased 5.9% as compared to 2008, with a market share of 27%. This growth is in line with the Life insurance industry average growth. All lines of business increased as compared to 2008 except Annuities and Pension.  This 5.9% increase in Total Direct Premiums was mainly due to a better performance in Life products which represented 26% of total premiums (23.7% in 2008) and closed 14.5% above 2008.  Group Life products increased premiums in 12% with as compared to 2008, and represented 18% of total premiums.  Credit Life increased 14.7% as compared to 2008 and represented 12% of total premiums.  The Pension fund products, which represented 17% of life insurance premiums (19.8% in 2008) decreased 9% as compared to 2008. Finally, the annuities line of business decreased 0.3% as compared to 2008.

Total direct premiums increased 31.8% as compared to 2007, mainly due to a better performance in the life products which represented 23.7% of life insurance premiums (23.7% in 2007) and which increased 31.3% from 2007. The Pension fund products, which represented 19.8% of life insurance premiums (19.6% in 2007), increased by 33% from 2007. In addition, credit life increased by 102% from 2007.

Health insurance lines (20.6% of total premiums in 2009) increased by 7.6% from 2008, primarily due to an 8.2% increase in Regular insurance premiums, representing 88.8% of health insurance premiums (88.2% in 2008).

Health insurance lines (19.8% of total premiums in 2008) increased by 27.4% from 2007, mainly due to a 28.2% increase in regular insurance premiums, representing 88.2% of health insurance premiums (87.7% in 2007).

During 2009, net claims on insurance activities decreased by 16.2% to US$286.5 million from US$341.9 million in 2008, mainly as a consequence of the business growth and the decrease in the net loss ratio on P&C, health and life businesses.

During 2008, net claims on insurance activities increased by 43.3% to US$341.9 million from US$238.6 million in 2007, mainly as a consequence of the business growth and the increase in the net loss ratio on P&C, health and life businesses

Other Expenses

The following table reflects the components of our other expenses:

	Year ended December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Salaries and employee benefits	US$	409,037	US$	365,201	US$	467,116
General and administrative		206,966		269,291		312,256
Depreciation and amortization		51,013		57,369		71,099
Provision for assets seized		3,057		1,067		64
Other		77,016		227,675		106,575
Total other expenses and merger costs	US$	747,089	US$	920,603	US$	957,110

Personnel expenses increased 27.9% in 2009 as compared to 2008, after a 10.7% decrease in 2008 as compared to 2007. The number of our personnel increased to 20,148 employees in 2009 from 19,896 in 2008, and increased from 16,160 in 2007. Considering only BCP, the number of personnel increased to 16,748 employees in 2009 from 15,969 in 2008, and increased from 12,667 in 2007. The increase in other expenses during 2009 was due to significant increases in personnel expenses (salaries and employee benefits), and due to increase in depreciation and amortization expenses, principally for the acquisition of assets.

Our general and administrative expenses (which include taxes other than income taxes) increased 16.0% in 2009 compared to 2008, after increasing 30.1% compared to 2007. Higher expenses in 2008 were principally the result of increases in marketing expenses for ad campaigns and customer loyalty-building programs, system expenses such as licenses and projects, and transportation expenses. Higher expenses were also incurred in 2009 from increases in professional fees and system expenses such as licenses and projects.

Depreciation and Amortization increased 23.9% to US$71.1 million in 2009 from US$57.4 million in 2008. The increase in 2009 was primarily due to the acquisition of new buildings.

Provision for seized assets decreased 94.0% to US$0.1 million in 2009 from US$1.1 million in 2008. This decrease was due to higher rotation in seizing and sales of assets. The decrease in 2009 and 2008 of provisions is directly related to a higher volume of seized assets sales.

Other expenses decreased 53.2% to US$106.6 million in 2009, after an increase of 195.6% in 2008, compared to 2007. The increase in Other expenses during 2008 was primarily due to commissions in insurance (US$42.7 million in 2009 compared to US$39.4 million in 2008) and provision for diverse risks (US$14.4 million in 2009 compared to US$37.5 million in 2008), which primarily included a provision related to Bernard L. Madoff Investments Securities LLC of US$36.4 million as of December 31, 2008, net of the effect of the higher provisions in BCP Bank.

Translation Result

The translation result reflects exposure to devaluation of net monetary positions in Nuevo Soles. We recognized a US$12.2 million translation gain in 2009, US$17.7 million translation loss in 2008, and a US$34.6 million translation gain in 2007. In 2008, translation losses were primarily due to gains recorded from exposure to the Nuevo Sol which weakened against the U.S. Dollar.

Income Taxes

We are not subject to income taxes or taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under Peruvian tax law. The statutory income tax rate payable in Peru since 2004 is 30% of taxable income, which includes the result of exposure to inflation. An additional 4.1% withholding tax is applied on dividends, which we register as income tax based on the liquid amount received from BCP and PPS.

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

Tax expense paid by the subsidiaries increased to US$138.5 million in 2009 from US$109.5 million in 2008, which increased from US$102.3 million in 2007. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2007, 2008 and 2009 were 21.55%, 22.87%, and 21.54%, respectively.

(3)	Financial Condition

Total Assets

As of December 31, 2009, Credicorp had total assets of US$22.0 billion, increasing 5.8% compared to total assets of US$20.8 billion as of December 31, 2008, with cash and due from banks increasing 1.9% due to higher amounts maintained with BCRP in US$0.2 million, investments increasing 3.3% due to market volatility, and loans, net of provisions, increasing 8.8% due to corporate banking growth. From December 31, 2008 through December 31, 2009, the Peruvian financial system grew 0.6% in terms of total loans, comparing balances translated to U.S. Dollars, while GDP grew 0.9%.

Improved finances among companies and individuals were supported by a favorable economic environment during 2006, 2007 and 2008 which sustained increases in loan placements resulted in significant improvements in loan portfolio quality in those years (from 1.3% in 2006 to 0.8% in 2007 and further to 0.8% in 2008). Nevertheless the impact of the international crisis on the Peruvian economy caused a strong deceleration in the economic activity, slowing down loan growth and therefore, increasing the past-due loan ratio to 1.6%.

As of December 31, 2009, our total loans were US$11,585.6 million, which represented 52.6% of total assets, and net of reserves for loan losses, loans were US$11,231.3 million. As of December 31, 2008, our total loans were US$10,546.4 million, which represented 50.7% of total assets, and net of reserves for loan losses, loans were US$10,322.0 million. From December 31, 2008 to December 31, 2009 our total loans increased by 9.9%, and net of loan loss reserves increased by 8.8%.

Our total deposits with the Central Bank increased from US$2,107.6 million as of December 31, 2009 to US$1,953.0 million as of December 31, 2008. Our securities holdings (which include marketable securities and investments) increased 3.3% to US$5,150.4 million on December 31, 2009 from US$4,986.8 million on December 31, 2008. The securities portfolio increase in 2009 was primarily due to higher investments in corporate, leasing and subordinated bonds and Treasury bonds.

Total Liabilities

As of December 31, 2009, we had total liabilities of US$19.5 billion, a 2.6% increase from US$19.0 billion as of December 31, 2008. As of December 31, 2009, we had total deposits of US$14,091.8 million, a 1.0% increase from US$13,950.4 million on December 31, 2008.

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2009, through BCP unconsolidated, we had 41.3% of total savings deposits in the Peruvian banking system, 40.5% of demand deposits and 34.2% of total deposits, the highest of any Peruvian bank in all three categories, according to the SBS. An important characteristic of our deposit base is that, as of December 31, 2009, it included 50.7% of the entire Peruvian banking system’s CTS deposits, decreasing from 51.9% as of December 31, 2008, according to our own estimates. We believe that we have traditionally attracted a high percentage of the savings and CTS deposit market because of our reputation as a sound institution, an extensive branch network and the quality of our service. The decrease is due to the fact that new financial institutions have taken a small market share from BCP for this type of deposit.

(B)	Liquidity and Capital Resources

Regulatory Capital and Capital Adequacy Ratios

	As of December 31,
	2007		2008		2009
	(U.S. Dollars in thousands, except percentages)
Capital stock	US$	539,498	US$	539,498	US$	528,011
Legal and other reserves		587,218		770,216		1,053,494
Capital stock, reserves and retained earnings of minority interest		38,929		45,894		104,052
Accepted provisions for loan losses		82,261		104,635		114,104
Subordinated debt		294,648		278,688		683,222
Total		1,542,554		1,738,931		2,482,883
Less: investment in multilateral organizations, banks and insurance companies and goodwill		(122,387)		(134,216)		(261,749)
Total Regulatory Capital (1)		1,420,167		1,604,715		2,221,134

Financial Entities Capital Ratio
Regulatory Capital attributable to Financial Entities (1)		1,320,068		1,520,318		2,033,401
Risk-Weighted Assets From Financial Entities (3)		10,313,188		12,335,063		14,200,280
Capital Ratio for Financial Entities (1) / (3)		12.80%		12.33%		14.32%

Minimum Regulatory Capital Required (MRCR)(2)
MRCR for Financial Entities (3)		890,643		1,122,464		1,266,502
MRCR for Insurance Entities (3)		112,261		137,766		149,808
MRCR for Other Entities (3)		66,849		80,921		144,494
Total Minimum Regulatory Capital Required	US$	1,069,753	US$	1,341,151	US$	1,560,804
Regulatory capital as percentage of Minimum Regulatory Capital Required		132.76%		119.65%		142.31%

(1)	Total Regulatory Capital and Financial Entities Regulatory Capital is prepared under the guidelines of the BIS I Accord (by the Basel Committee) as adopted by the SBS.

(2)
The Minimum Regulatory Capital Required, or MRCR, is prepared under the guidelines of the BIS I Accord (by the Basel Committee) as adopted by the SBS, and must not exceed from the Total Regulatory Capital calculated. The consolidated MRCR is calculated by the addition of the MRCR of each one of the entities.

(3)
Peruvian financial entities (BCP, Credileasing and Solución) have a MRCR of 9.5% of the Risk-Weighted Assets (or RWA). For ASHC (Cayman Islands), the MRCR is 12% of the RWA. For BCB (Bolivia), the MRCR is 10% of the RWA. For the insurance companies, MRCR is calculated on the basis of the solvency margin, the guarantee funds and the credit risk. Other entities, with no MRCR, must be considered by the sum of the capital, reserves and retained earnings.

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP is subject to SBS Resolution No. 472-2001, enacted in June 2001, which made its market risk area responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s average daily ratios during the month of December 2009 were 33.96% and 59.55% for Nuevos Soles and foreign exchange-based transactions, respectively, demonstrating our continuing excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and PPS complied with all of their payment obligations.

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

The following table presents our core deposits, other deposits and other sources of funds:

	At December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Core Deposits:
Demand deposits	US$	3,964,501	US$	4,872,277	US$	4,556,746
Savings deposits		2,380,904		2,968,739		3,539,665
Severance indemnity deposits		896,283		1,039,887		1,069,506
Total core deposits	US$	7,241,688	US$	8,880,903	US$	9,165,917

Other Deposits:
Time deposits		3,967,864		4,856,112		4,751,861
Bank certificates		90,119		140,013		120,932
Total deposits	US$	11,299,671	US$	13,877,028	US$	14,038,710

Due to banks and correspondents	US$	2,314,418	US$	2,316,594	US$	2,251,541

Issued bonds		694,982		777,390		1,273,731

Total sources of funds	US$	14,309,071	US$	16,971,012	US$	17,563,982
Core deposits as a percent of total deposits		64.1%		64.0%		65.3%
Core deposits as a percent of total sources of liquid funds		50.6%		52.3%		52.2%

BCP is required to keep deposits with the Central Bank as legal reserves, determined as a percentage of the deposits and other liabilities owed to its clients. The requirement is currently approximately 6.0% of Nuevos Sole-denominated deposits and U.S. Dollar-denominated deposits, and an additional reserve requirement of 30% for the U.S. Dollar-denominated deposits. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Central Bank Reserve Requirements.” Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Central Bank and our investments in Central Bank certificates:

	At December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Funds at Central Bank
Deposits	US$	1,798,581	US$	1,952,952	US$	2,107,635
Certificates of deposits		2,164,188		1,914,707		1,548,715
BCRP-Repo Transactions		242,817		294,235		0
Total funds at Central Bank	US$	4,205,586	US$	4,161,894	US$	3,656,350
Total funds at Central Bank of Perú as a percent of total deposits		37.2%		30.0%		26.0%

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

On December 31, 2009, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. The long-term facilities include funding from COFIDE, Corporación Andina de Fomento (or CAF), syndicated loans, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 0.73% to 12.0%. As of December 31, 2009, we maintain US$1,812.2 million in such credit lines, secured by the collection of BCP (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (SWIFT) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. These funds have maturities of up to seven years. See Note 13(a) and (b) to the Credicorp Consolidated Financial Statements. As of December 31, 2009, borrowed funds due to banks and correspondents amounted to US$2,256.6 million (includes US$1,089.2 million and US$1,167.4 million, respectively) as compared to US$2,330.7 million in 2008 (includes US$1,150.7 million and US$1,180.0 million, respectively) and US$2,323.7 million in 2007 (US$870 million and US$1,453 million, respectively).

In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are mainly U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2009, BCP had US$10.5 million of outstanding mortgage bonds and notes (US$15.3 million in 2008 and US$20.7 million in 2007). A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2009, BCP had US$188.3 million of outstanding leasing bonds (US$217.9 million in 2008 and US$167.3 million in 2007). These bonds have maturities of up to nine years and bear higher interest than 360-day time deposits (7.11% versus 5.96%). See Note 15 to the Credicorp Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2007		2008		2009
	(U.S. Dollars in millions)
Issued bonds
Corporate bonds	US$	50.1	US$	130.6	US$	192.3
Leasing bonds		39.6		228.4		0.0
Subordinated bonds		5.0		0.0		113.8
Subordinated debt		161.3		0.0		250.0
Total issuance	US$	256.0	US$	359.0	US$	556.1

In November 2006 and October 2007, BCP, through its Panama branch, issued on the international market subordinated negotiable certificates notes in the aggregate amount of US$120.0 million due 2021 and US$161.3 million due 2022. These notes accrue at a fixed annual interest rate of 6.95% and 7.17%, respectively, for the first 10 years with interest payments every six months. After the first 10 years, the interest rate will change to a variable interest rate of Libor plus 2.79% and as established by the market interest rate of the Peruvian government-issued sovereign bonds maturing in 2037 plus 150 basis points, respectively, with quarterly and semi-annual payments. At the end of the first 10 years, the Bank may redeem 100% of the debt without penalty. These subordinated debt certificates include certain financial and operating covenants. In our management’s opinion, BCP is not in violation of any of these covenants as of the date of the consolidated balance sheet date.

In November 2009, BCP through its Panama branch issued Junior Subordinated Notes for US$250.0 million in the international market with principal maturity on 2069.  This debt accrues a fixed annual interest rate of 9.75 percent, for the first 10 years, with semiannual payments.  After the first ten (10) years, in November 2019, interest rate will become variable, Libor 3 months plus 816.7 basis points, with quarterly payments; at that date and on any interest payment date, BCP can redeem 100 percent of the notes, without penalties and after fulfilling certain requirements.

Interest payments are non-cumulative such that, if an interest payment is not made in full or cancelled as set forth due to BCP’s rights to cancel interest payments, a mandatory prohibitions established by SBS, or if determines that BCP is in non-compliance with applicable minimum regulatory capital; the unpaid interest will not accrue or be due and payable at any time and shall not constitute an acceleration event.  In those cases, BCP will not, and will not cause its majority owned subsidiaries to declare, pay or distribute a dividend for a period of time established since the interest payments are not cancelled. This debt does not have collateral and qualifies as Tier 1 capital for SBS regulations.

BCP Emisiones Latam 1 S.A. issued corporate bonds (Series A) for 2.7 million “Chilean Unidades de Fomento - UF”.  We can redeem 100 percent of the bonds only if the legal reserve funds legislation and tax law, related to income tax and value added tax, change in Peru, Panama or Chile.  This debt, subject to foreign exchange risk, has been hedged through CCS; as a result, these bonds were economically converted to US Dollars

Among the policies that we follow to ensure sufficient liquidity are the active management of interest rates and the active monitoring of market trends, in order to identify and provide for changes in the supply of deposits or the demand for loans.

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

We expect that 2010 will resume a positive economic trend; however, the international environment still suggests some uncertainty. In particular, we expect that financial income will increase, mainly as a result of prioritizing retail operations with individuals and small companies, as well as improving strategies followed in 2009. In addition, credit risk is expected to remain low despite planned positive loan evolution and higher provision due to higher volume of loan portfolio. Furthermore, we plan to invest mainly in systems in order to improve our bank’s network to serve clients and optimize processes.

Other important factors to consider are the pressure on consumer protection regulation and elections in local, regional and central government authorities, which could impact our business in Peru.

In Bolivia, we expect that BCB will maintain its profitability although the political and economic environment, which involves a high level of uncertainty, is an important factor in this expectation.

We expect that in 2010, ASHC will maintain its low-risk investment strategy and overall good performance as that achieved in 2009. We expect continued growth of the assets under management, given the high quality service we offer.

In our insurance business, we expect to raise the profitability of each product sell in branches, especially in the retail business. The insurance business continues to grow and is supported by the continued decrease in loss ratio experienced in the industry.

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

The following table reflects our off-balance sheet arrangements as of December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)
Contingent Credits
Guarantees and stand by letters	US$	1,133,476	US$	1,506,506	US$	2,108,761
Import and export letters of credit		431,049		249,396		419,374
Sub Total		1,564,525		1,755,902		2,528,135

Responsibilities under credit line agreements		1,082,115		1,234,964		1,557,674
Forward and options, net		(331,117)		627,600		(54,011)
Swap contracts (notional amount)		1,446,813		2,670,332		3,156,013

Total	US$	3,762,336	US$	6,288,798	US$	7,187,811

In the normal course of its business, our banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to additional credit risks than those amounts recognized in the consolidated balance sheets.

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

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2009 and 2008, the nominal amounts for forward currency purchase and sale agreements were approximately US$2,614.4 million and US$2,478.2 million, respectively, which in general have maturities of less than a year.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2009, the forward contracts net position is an overbuy of U.S. Dollars of approximately US$78.4 million (oversell of approximately US$627.6 million as of December 31, 2008).

Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2009, the notional amount of open interest rate and currency swap contracts was approximately US$2,597.1 million (approximately US$2,353.3 million as of December 31, 2008).

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and/or end of the contract. As of December 31, 2009, the notional amount of cross-currency swap contracts were approximately US$558.9 million (approximately US$317.0 million as of December 31, 2008).

As of December 31, 2009, the fair values of the asset and liability forward-exchange contracts and interest rate and cross-currency swaps amounted approximately to US$97.3 million and US$167.8 million, respectively (approximately US$79.3 million and US$256.8 million as of December 31, 2008) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively. See Note 11(b) to the Credicorp Consolidated Financial Statements.

Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

(F)	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2009. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2009.”

			Payments due by period
	Total at December 31, 2009		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(U.S. Dollars in thousands)
Borrowed funds	US$	2,140,960	US$	938,262	US$	588,593	US$	330,755	US$	283,350
Promotional credit lines		81,550		4,819		16,291		12,590		47,850
Interbank funds		29,031		29,031
Time deposits		4,751,861		4,519,104		147,135		82,088		3,534
Operating lease obligations		62,380		12,305		18,714		13,323		18,038
Total	US$	7,065,782	US$	5,503,521	US$	770,733	US$	438,756	US$	352,772

Borrowed funds include US$1,089.2 million secured by the collection of BCP’s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

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

Our deposits and obligations are widely diversified with no significant concentrations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)	Directors and Senior Management

Board of Directors

The following table sets forth our current directors:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	6
Raimundo Morales	Vice Chairman	2
Fernando Fort	Director	28
Reynaldo Llosa	Director	27
Juan Carlos Verme	Director	20
Luis Enrique Yarur	Director	14
Felipe Ortiz de Zevallos	Director	5
Germán Suárez	Director	5

(1)	Of Credicorp, our subsidiaries and their predecessors as of December 31, 2009.

Dionisio Romero Paoletti is the Chairman of the Board of Directors and Chief Executive Officer. He is an economist from Brown University with a Master’s degree in Business Administration from Stanford University. Mr. Romero P. has served as a board member of Banco de Crédito since 2003 and was appointed Vice Chairman in 2008. Mr. Romero P. has also been the Chairman of Grupo Romero’s companies and has been Vice Chairman of the Board of Inversiones Centenario and Director of Cementos Pacasmayo since March 2005. Mr. Romero P. was appointed as Chairman of our Board and of the Board of Banco de Crédito in March 2009. He is the son of Mr. Dionisio Romero Seminario.

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

Felipe Ortiz de Zevallos is an industrial engineer with a Master’s degree in Management Science  from Rochester University and a degree in Management from Harvard Business School. Mr. Ortiz de Zevallos has served on the Board of Directors since March 2005. He also serves as a director on the boards of various other companies, among which are Grupo Apoyo (where he is the Chairman), Compañía de Minas Buenaventura S.A. and Universia. From September 2006 until March 2009, Felipe Ortiz de Zevallos was Peru’s Ambassador to the United States. Prior to becoming Peru’s Ambassador to the United States, Mr. Zevallos served as the President of Universidad del Pacífico in Lima (elected for the period 2004-2009).

Germán Suárez is an economist with a Master’s degree in Economics from Columbia University. Mr. Suárez was elected to the Board of Directors in March 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as a director on the boards of various other companies, including Compañía de Minas Buenaventura S.A.

Dawna L. Ferguson is Credicorp’s Secretary. Fernando Palao was our Assistant Secretary until December 31, 2009 and Mario Ferrari was appointed as the new Assistant Secretary. Credicorp’s resident representative in Bermuda is Nicholas G. Trollope.

Executive Officers

Pursuant to Credicorp’s bye-laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more directors, officers, employees or agents. The following table sets forth information concerning our principal executive officers.

Name	Position	Years Served as an Officer(1)
Dionisio Romero P.	Chief Executive Officer	1
Walter Bayly	General Manager	17
Alvaro Correa	Chief Financial Officer	13
David Saettone	Chief Insurance Officer	12

(1)	Of Credicorp, our subsidiaries and their predecessors as of December 31, 2009.

Walter Bayly was named General Manager of Credicorp and BCP in October 2007, effective April 2008. Since April 2004, he was Chief Financial Officer and the Executive Vice President of Planning and Finance of BCP. Previously, Mr. Bayly held various other management positions within BCP, which included managing the Wholesale Banking Group as well as other areas of BCP. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance. Prior to that, he was with Citibank in Lima, New York, México, and Caracas for a period of ten years, where he worked primarily in the corporate finance and loan syndication groups. Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacífico in Lima, Peru, and a Master’s degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

Alvaro Correa was named Chief Financial Officer and the Executive Vice President of Planning and Finance of BCP in October 2007, effective April 2008. Mr. Correa is an industrial engineer from the Pontificia Universidad Católica del Perú. He also holds a Master’s degree in Business Administration from Harvard Business School. In 1997, he joined BCP as Retail Risk Manager, later serving as IT Solution Manager under the Systems and Organization Division. During the last three years, Mr. Correa served as General Manager of ASB, Credicorp Securities and BCP’s Miami agency.

David Saettone is Chief Insurance Officer and the Chief Executive Officer of PPS. He is an economist with a Master’s degree and Ph.D from Princeton University. He was the General Manager of BCB and Chief of the Gabinete de Asesores y Unidad de Coordinación de Préstamos Sectoriales of the Economy and Finance Office, Perú. Mr. Saettone was also Manager of the BCP’s corporate finance area.

(B)	Compensation

The aggregate amount of compensation paid to all directors and executive officers (including our executive officers listed above and four additional executive officers of BCP) for 2009 was US$12.6 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

As indicated in note 3(w) to the Credicorp Consolidated Financial Statements, Credicorp has granted stock appreciation rights (SARs) to certain key executives and employees who have at least one year service to Credicorp or any of our subsidiaries. At the grant date and in each one of the subsequent three years, the granted SARs may be exercised up to 25% of all SARs granted in the plan. The SARs expire after eight years.

The number of outstanding SARs and its exercise price are as follows:

Year	Number of Outstanding SARs granted	Exercise price in US$
2002	52,500	5.98
2003	96,900	7.17
2004	118,750	9.99
2005	155,000	15.00
2006	226,250	24.32
2007	235,785	24.32
2008	262,278	24.32

Credicorp assumes the payment of the related income tax on behalf of our executives and employees, which corresponds to 30% of the benefit. Credicorp estimates this income tax over the basis of the liability recorded for the vested benefits.

The liabilities recorded for this plan, including the above-mentioned income tax, are included in the consolidated balance sheet caption “Other liabilities – Payroll taxes, salaries and other personnel expenses.” See Note 11(a) to the Credicorp Consolidated Financial Statements. The expenses are recorded in the consolidated income statement caption “Personnel expenses.”

During 2007, 2008 and 2009, Credicorp signed several contracts with Citigroup by which it acquired certificates linked to the yield of our shares See Note 7(b) to the Credicorp Consolidated Financial Statements.

The following table sets forth the movement of the SARs for the periods indicated:

	2009			2008
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1st	2,215,225	1,617,818	42,987	2,134,650	1,537,119	89,602
SAR´s modification	(451,143)	(451,143)	-	-	-	-
Granted and vested	-	366,845	19,333	665,500	576,874	9,498
Exercised	(495,244)	(495,244)	(17,761)	(496,175)	(496,175)	(19,734)
Decrease	(121,375)	-	-	(88,750)	-	-
Increase in the option fair value	-	-	15,929	-	-	(36,379)
Balance as of December 31	1,147,463	1,038,276	60,488	2,215,225	1,617,818	42,987

The following table sets forth the number of SARs vested and the price of such SARs for the periods indicated:

Year of Insurance	Number of outstanding SARs as of December 31, 2009	Number of Vested SARs as of December 31		Exercise price
		2009	2008	2009	2008

2001	-	-	60,000	US$ 4.30	US$ 4.80
2002	52,500	52,500	60,000	5.98	6.48
2003	96,900	96,900	134,900	7.17	7.67
2004	118,750	118,750	185,950	9.99	10.49
2005	155,000	155,000	241,700	15.00	15.50
2006	226,250	226,250	327,784	24.32	24.82
2007	235,785	214,831	320,859	24.32	48.00
2008	262,278	174,045	286,625	24.32	72.04
	1,147,463	1,038,276	1,617,818

On April, 2009, Credicorp implemented a new share base payment plan for certain key executives and employees. Under the new plan, Credicorp shares will be granted to certain key executives and employees who have at least one year of service to Credicorp or any of our subsidiaries.  Beginning on April 28, 2009, and in each of the subsequent three years thereafter, granted shares will be vested up to 33.3% of all granted shares.  Credicorp also determined that SARs granted until December 2008 under the prior SARs program (as explained above) will remain in force, with certain modifications, until they expire.

(C)	Board Practices

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s bye-laws, is comprised of eight members. Directors need not be shareholders. Directors are elected and their remuneration is determined at Annual General Shareholders’ Meetings. Directors hold office for three-year terms. The date of expiration of our current Board of Directors is March 31, 2011. Our current directors have no benefits in addition to the remuneration agreed at the Annual General Shareholders’ Meetings. They also do not have any benefits that could be enjoyed at the termination of their service terms.

Pursuant to Credicorp’s bye-laws, the required quorum for business to take place during a Board meeting shall be a majority of the Directors of the Company. The Board has the power to appoint any person as Director to fill a vacancy on the Board for the remainder of the period as a result of the death, disability, disqualification or resignation of any Director. A resolution in writing signed by all Directors shall be as valid as if had been passed at a meeting duly called and constituted

Credicorp’s audit committee is responsible for assisting in the recommendation of independent auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements before their presentation to regulatory bodies and maintains the integrity of the preparation of audits. The current members of the Audit Committee are Mr. Reynaldo Llosa (Chairman) and Mr. Germán Suárez (financial expert), who designated Mr. Benedicto Cigüeñas as advisor.

The Audit Committee has also been assigned by the Board of Directors to oversee the internal audit departments at all its subsidiaries.

(D)	Employees

On December 31, 2009, Credicorp had 20,148 full time employees, distributed as set forth in the following table:

	At December 31,
	2007	2008	2009
	(Full-time employees)
BCP	9,593	11,654	16,748
PPS	1,665	2,306	2,567
ASHC	65	73	74
Prima AFP	1,464	1,015	750
Others	350	430	9
Total Credicorp	13,137	15,478	20,148

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

BCP was granted permission by the Peruvian Ministry of Labor to cancel the registration of BCP’s union in 1996 due to limited participation. As of December 31, 2009, no BCP employees belonged to a union. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

(E)	Share Ownership

As of February 5, 2010, the Romero family owned 14.17 million (15.01%) of our common shares. While Mr. Luis Enrique Yarur does not individually own in excess of 1% of Credicorp's shares, he is a controlling shareholder of Banco de Chile e Inversiones (BCI), which owns 1.67 million ( 1.77%) of Credicorp’s common shares. None of our other directors or executive officers beneficially own more than 1% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.” Other members of the Board of Directors that own our common shares are Mr. Raimundo Morales, Mr. Fernando Fort, Mr. Reynaldo Llosa, Mr. Juan Carlos Verme, Mr. Felipe Ortiz de Zevallos and Mr. Germán Suárez. Each of these directors own less than 1% of our total outstanding common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	Major Shareholders

As of December 31, 2009, Credicorp had issued 94,382,317 common shares, of which 14,620,845 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and PPS were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 5, 2010.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,845	15.49%
Romero family (3)	14,167,331	15.01%
AFP Integra	6,635,516	7.03%
Prima AFP	5,657,373	5.99%

(1)  As a percentage of issued and outstanding shares (including shares held by ASHC).

(2)  As of February 5, 2010, Atlantic Security Bank (a subsidiary of ASHC) held 4,398,289 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instruction. Clients can decide at any time to exercise their voting power in any Shareholders’ Meeting.  ASB does not have the power to dispose of these shares.  Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC disclaims beneficial ownership of the shares

(3)  Includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by him. Mr. Romero P. is the Chairman of the Board.

Approximately 18.19% of Credicorp’s total issued and outstanding common shares are currently held in 2,774 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 5, 2010, 79,761,472 of common shares of Credicorp (excluding the 14,620,845 shares held by ASHC) were outstanding, of which approximately 64.48% were held in the United States. There were approximately 78 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

(B)	Related Party Transactions

(i)	Credicorp

Under Bermuda law, Credicorp is not subject to any restrictions on transactions with affiliates, other than such restrictions as are applicable to Bermuda companies generally. Credicorp’s bye-laws provide that a director may not vote with respect to any contract or proposed contract or arrangement in which that director has an interest or a conflict of interest. Credicorp has not engaged in any transactions with related parties except through our subsidiaries.

Credicorp’s consolidated financial statements as of December 31, 2007, 2008 and 2009 include transactions with related parties. For its 2007, 2008 and 2009 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its Board of Directors, (iii) its key executives (defined as the management of our holdings) and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2007, 2008 and 2009.

	Related companies
	2007		2008		2009
			(U.S. Dollars in thousands)

Direct loans	US$	94,102	US$	143,855	US$	214,182
Investments available-for-sale		90,396		63,782		92,747
Deposits		31,689		34,669		82,051
Contingent credits		14,026		23,574		20,122
Interest income related to loans		2,288		2,889		4,896
Interest expense related to deposits		2,009		2,669		1,680
Trading securities		1,673		1		2
Derivatives at fair value		386		4,179		(283)
Other income	US$	1,192	US$	2,533	US$	1,196

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are granted by collateral given by the related party. The loans to related companies as of December 31, 2009 have maturity dates ranging between January 2010 and November 2018 and an accrued annual interest average of 5.5% (and as of December 31, 2008 had a maturity between February 2009 and July 2017 and an accrued annual interest average of 7.98%). As of December 31, 2009, there was no provision for doubtful debts due to related parties (US$1.2 million as of December 31, 2008 and US$0.2 million as of December 31, 2007). This amount is established based on an assessment performed on a continuous basis on the financial position of the related party and the market in which it operates. The increase registered in 2009 in relation to the level of direct loans in 2008 was mainly explained by additional financing granted to five entities Agrícola del Chira S.A., Centro Empresarial El Derby S.A., Inversiones Centenario S.A., Alicorp S.A. y Sucroalcolera del Chira S.A.

As of December 31, 2007, 2008 and 2009, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries, as permitted by Peruvian Law No. 26702. This law regulates and limits certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2007, 2008 and 2009, direct loans to employees, directors and key management of Credicorp amounted to US$85.1 million, US$116.3 million and US$133.3 million, respectively. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

Credicorp does not grant directors or key personnel loans that are guaranteed with its shares or shares of its other companies.

Credicorp’s key executives’ compensation as of December 31, 2007, 2008 and 2009 was comprised of the following:

	2007	2008	2009
		(U.S. Dollars in thousands)
Stock appreciation rights	27,113	27,362	4,720
Salaries	5,535	5,625	4,717
Director compensation	1,162	1,303	1,698
Other	12,947	8,209	1,415
Total	46,757	42,499	12,550

Our key executives’ compensation comprises all the payments received by them, including the taxes that we assumed.

(C)	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

(A)	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We, along with our subsidiaries, are involved in certain legal proceedings that arise in the normal course of conducting business. We do not believe that any liabilities that may result from such proceedings would have a material adverse effect on our financial condition or results of operations, or on the financial condition or results of operations of any of our subsidiaries.

Government Investigations

Neither we, nor any of our subsidiaries, are involved in any government investigation.

Dividend Policy

Pursuant to Bermuda law, we may declare and pay dividends from time to time so long as after payment of the dividends: (i) we are able to pay our liabilities as they become due, and (ii) the realizable value of our assets is not less than the aggregate value of our liabilities, issued share capital, and share premium accounts. We cannot make any assurances as to the amount of any dividends or as to whether any dividends will be paid at all, although we currently intend to declare and pay dividends annually, and our Board of Directors currently expects to authorize the payment of an annual dividend to the shareholders of no less than 25% of our consolidated net profits. However, our payment of dividends is subject to Bermuda law and to the discretion of our Board of Directors. The Board’s decision will depend on (i) general business conditions, (ii) our financial performance, (iii) the availability of dividends from our subsidiaries and any restrictions on their payment, and (iv) other factors that the Board may deem relevant.

We rely almost exclusively on dividends from our subsidiaries for the payment of our corporate expenses and for the distribution of dividends to holders of our common shares. Subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations, we are able to cause our subsidiaries to declare dividends. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected. Currently, there are no restrictions on the ability of BCP, ASHC, PPS, or any of our other subsidiaries to pay dividends abroad. In addition, BCP and PPS intend to declare and pay dividends in Nuevos Soles, while we intend to declare and pay dividends in U.S. Dollars. If the value of the Nuevo Sol falls relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we pay would be adversely affected. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates.”

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share	Stock Dividends Per Share
1999	94,382,317	US$ 0.20	0.00
2000	94,382,317	US$ 0.10	0.00
2001	94,382,317	US$ 0.10	0.00
2002	94,382,317	US$ 0.40	0.00
2003	94,382,317	US$ 0.30	0.00
2004	94,382,317	US$ 0.40	0.00
2005	94,382,317	US$ 0.80	0.00
2006	94,382,317	US$ 1.10	0.00
2007	94,382,317	US$ 1.30	0.00
2008	94,382,317	US$ 1.50	0.00
2009	94,382,317	US$ 1.70	0.00

On February 24, 2010, our Board of Directors declared a cash dividend of US$1.70 per common share held at the close of business on April 16, 2010. This dividend was distributed on May 11, 2010.

ITEM 9.	THE OFFER AND LISTING

(A)	Offer and Listing Details

Price History of Credicorp’s Stock

Our common shares have been traded on the New York Stock Exchange since October 25, 1995 under the symbol BAP. Our common shares also trade on the Lima Stock Exchange. They are quoted in U.S. Dollars on both the New York Stock Exchange and the Lima Stock Exchange. The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the New York Stock Exchange.

	High	Low	Average Daily Volume
2005	US$ 28.81	US$ 14.41	82,338
2006	US$ 45.42	US$ 21.88	176,388
2007	US$ 76.81	US$ 38.04	279,602
2008	US$ 86.19	US$ 30.23	399,661
2009	US$ 78.35	US$ 32.91	359,807

2008
First quarter	US$ 80.25	US$ 69.99	366,249
Second quarter	US$ 86.19	US$ 75.01	340,571
Third quarter	US$ 81.33	US$ 55.64	421,241
Fourth quarter	US$ 60.68	US$ 30.23	469,019
2009
First quarter	US$ 53.02	US$ 34.58	503,904
Second quarter	US$ 61.52	US$ 45.83	408,861
Third quarter	US$ 76.26	US$ 54.81	264,382
Fourth quarter	US$ 78.35	US$ 66.70	269,604
2010
First quarter	US$ 86.48	US$ 70.46	205,535
Second quarter (through June 14)	US$ 93.22	US$ 78.39	225,722

Source : Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2005	28.99	14.33	15,744
2006	45.58	38.27	16,950
2007	76.48	38.24	22,553
2008	86.00	31.01	15,386
2009	77.95	33.21	11,713

2008
First quarter	80.12	70.00	10,460
Second quarter	84.80	73.54	12,763
Third quarter	81.50	56.20	17,033
Fourth quarter	60.40	31.01	20,598
2009
First quarter	53.10	34.90	16,530
Second quarter	61.59	45.75	12,652
Third quarter	75.71	54.54	7,704
Fourth quarter	77.95	67.41	10,599
2010
First quarter	86.60	70.86	10,624
Second quarter (through June 14)	93.00	78.50	5,535

Source:  Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2009
December	75.53	71.25
2010
January	77.08	70.46
February	77.47	71.41
March	86.48	77.03
April	90.37	85.93
May	89.40	78.39
June (through June 14)	93.22	87.58

Source:  Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2009
December	74.92	70.95
2010
January	76.76	70.86
February	77.33	71.83
March	86.60	76.99
April	90.00	85.45
May	88.60	78.50
June (through June 14)	93.00	87.60

Source:  Bloomberg

On June 14 2010, the last sale price of our common shares on the New York Stock Exchange was US$92.95 per share. On June 14, 2010, the closing price of our common shares on the Lima Stock Exchange was US$93.00.

(B)	Plan of Distribution

Not applicable.

(C)	Markets

The Lima Stock Exchange

(i)	Trading

As of December 2009, there were 257 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange). The Lima Stock Exchange is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. Trading hours are Monday through Friday as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-1:30 p.m. (trading); and 1:30 p.m.-2:00 p.m. (after market sales). Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of all transactions on the Lima Stock Exchange currently take place on the electronic system.

Transactions during both the open outcry and the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order in which they were received. The orders specify the type of security ordered or offered as well as the amounts and the price of the sale or purchase. In general, share prices are permitted to increase or decrease up to 15% for Peruvian companies, and up to 30% for foreign companies, within a single trading day.

The Peruvian stock market capitalization increased, in U.S. Dollar terms, by 80.0% in 2005, 65.8% in 2006, and 80.3% in 2007.  It decreased by 47.1% in 2008 as a result of the global economic crisis. It rebounded in 2009, growing by 87.5%, although it did not return to the record highs set in October 2007.

Traded volume in 2009 was considerably lower than in 2007-2008, and was quite close to the 2006 figure. The accumulated total for 2009 was US$5,710 million, with 70.1% relating to cash trading in equity securities, 18.6% to cash trading in fixed-income securities, 11.0% to repo transactions, 0.1% to primary placements, and the remaining 0.1%, to securities lending.

The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) increased, in U.S. dollar terms, 60.5% in 2004, 24.6% in 2005, 186.9% in 2006, and 45.6% in 2007. It decreased 61.5% in 2008, but increased 101.0% in 2009.

(ii)	Market Regulation

The Securities Market Law (Legislative Decree 861) addresses matters such as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies. CONASEV, a governmental entity reporting to Peru’s Ministry of Economy and Finance, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while the Lima Stock Exchange and its member firms were given the status of self-regulatory organizations. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange and its member firms.

CONASEV is governed by a nine-member board appointed by the government. CONASEV has broad regulatory powers. These powers include studying, promoting, and making rules for the securities market, supervising its participants, and approving the registration of public offerings of securities.

CONASEV supervises the securities markets and the dissemination of information to investors. It also (i) governs the operations of the Public Registry of Securities and Brokers, (ii) regulates mutual funds and their management companies, (iii) monitors compliance with accounting regulations by companies under its supervision as well as the accuracy of financial statements and (iv) registers and supervises auditors who provide accounting services to those companies under CONASEV’s supervision.

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

Pursuant to the Securities Market Law, the Lima Stock Exchange must maintain a guarantee fund that is funded by its member firms. The actual contributions to be made by the 21 member firms of the Lima Stock Exchange are based on volume traded over the exchange. At present, the fund has approximately S/.28 million (US$9.75 million). In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried on outside the exchange in favor of CONASEV. Such guarantees are generally established through stand-by letters of credit issued by local banks.

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

At our Annual General Shareholders’ Meeting held on March 31, 2005, we adopted an amendment to our bye-laws that increased the number of our directors from six to eight. In addition, we also removed provisions that established a classified board structure with staggered terms, adopting instead fixed three-year terms to be served until the end of the Annual General Shareholders’ Meeting for the year in which the three-year period expires. These amendments were primarily adopted to give more stability to our administration and to give AFPs, whose ownership of our common shares has steadily increased (see “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders”), direct representation on our Board of Directors. Directors were also elected to two newly created directorships to represent pension funds.

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

We rely almost exclusively on dividends from BCP, ASHC, PPS, and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

In addition, we present our financial statements and pay dividends in U.S. Dollars. BCP and PPS prepare their financial statements and pay dividends in Nuevos Soles. If the value of the Nuevo Sol were to fall relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we receive from our subsidiaries would be adversely affected. On an overall basis, the Peruvian currency has appreciated against the US. Dollar during the last decade.

Although substantially all of the customers of BCP, ASHC and PPS are located in Peru, as of December 31, 2009, approximately 59% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio, and 88.6% of PPS’s premiums were denominated in U.S. Dollars. Most of the borrowers or insureds of these three companies use Nuevo Soles. Therefore, a devaluation of the Nuevo Sol would effectively increase the cost to the borrower of repaying its loans and the cost to the insured of making its premium payments. As a result, devaluation could lead to more nonperforming loans or unpaid premiums for BCP, ASHC and PPS.

One circumstance that could lead to a devaluation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company—(B) Business Overview—(9) Peruvian Government and Economy.”

Since March 1991, there have been no exchange rate controls in Peru and all foreign exchange transactions are based on free market exchange rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by the company. These investors are allowed to purchase foreign exchange at free market exchange rates through any member of the Peruvian banking system.

(E)	Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, or inheritance tax that we must pay or our shareholders must pay with respect to their shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax on profits or income, or on any capital asset, gain, or appreciation or any tax in the nature of an estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures, or other obligations. This assurance, however, does not cover any tax applicable to persons ordinarily resident in Bermuda or to any taxes that we must pay with respect to real property that we own or lease in Bermuda.

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 in 2009.

(F)	Dividends and Paying Agents

Not applicable.

(G)	Statement by Experts

Not applicable.

(H)	Documents on Display

The documents referred to in this Annual Report are available for inspection at our registered office.

(I)	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

By their nature, our activities involve principally the use of financial instruments, including derivatives.  We accept deposits from customers at both fixed and floating rates for various periods and seek to earn above-average interest margins by investing these funds in high-quality assets.  We seek to increase these margins by consolidating short-term funds and lending for longer periods at higher rates, while maintaining sufficient liquidity to meet all claims that might fall due.

We also seek to raise interest margins by obtaining above-average market margins, net of allowances, through lending to commercial and retail borrowers with a range of credit products.  Such exposures involve not only on-balance sheet loans and advances; the Group also enters into guarantees and other commitments such as letters of credit and performance.

We also take positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in equities, bonds, currency and interest rates.

In this sense, risk is inherent in our activities but it is managed through a process of ongoing identification, measurement, and monitoring, subject to risk limits and other controls.  This process of risk management is critical to our continuing profitability, and each individual within our company is accountable for the risk exposures relating to his or her responsibilities.  We are exposed to operating risk, credit risk, liquidity risk, and market risk, the latter being subdivided into trading and non-trading risk.

The independent risk control process does not include business risks such as changes in the environment, technology, or industry.  These risks are monitored through our strategic planning process.

Risk Management Structure

Our board of directors and the boards of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries (BCP, PPS, and ASHC) responsible for managing and monitoring risks, as further explained bellow:

Board of Directors: The board of directors of each major subsidiary is responsible for the overall risk management approach and for the approval of the policies and strategies currently in place.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and risk relating to the use of derivative and non-derivative financial instruments.

Risk Management Committee: The Risk Management Committee of each major subsidiary is responsible for the strategy used for mitigating risks as well as setting forth the overall principles, policies, and limits for the different types of risks; it is also responsible for monitoring fundamental risk issues and for managing and monitoring the relevant risk decisions.

Risk Management Department: The Risk Management Department of each major subsidiary is responsible for developing, implementing, and improving, on a continuous basis, our risk management infrastructure by adopting and incorporating global best practices and following established policies.

Internal Audit: Risk management processes throughout our organization are monitored by the internal audit function, which examines both the adequacy of the procedures and our compliance with them.  Internal Audit discusses the results of all assessments with management, and reports its findings and recommendations to our Audit Committee and Board of Directors.

Treasury and Foreign Exchange Departments: Our Treasury Department is responsible for managing our assets and liabilities and our overall financial structure.  It is also primarily responsible for managing funding and liquidity risks and for managing the investment, forward, and spot portfolios.  It also assumes the related liquidity, interest rate, and exchange rate risks, under the policies and limits that are in effect.

Risk Measurement and Reporting Systems

Our risks are measured using a method which reflects both the expected losses likely to arise in normal circumstances and the unexpected losses, which are an estimate of the ultimate actual loss based on statistical models.  The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment.  We also examine worst-case scenarios that might arise in the event that extreme and unlikely events do, in fact, occur.

Monitoring and controlling risks are primarily performed based on limits that we establish.  These limits reflect our business strategy, the market environment, and the level of risk that we are willing to accept.  In addition, we monitor and measure our overall risk-bearing capacity relative to our aggregate risk exposure across all risk types and activities.

Information compiled from all our subsidiaries is examined and processed in order to analyze, control, and identify risks early on.  This information is presented and explained to the Board of Directors, the Risk Management Committee, and all of our other relevant members.  The report typically includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, VaR (Value at Risk), liquidity ratios, and risk profile changes.  Our senior management periodically assesses the fair value of our investments and the appropriateness of the allowance for credit losses.

Risk Mitigation

As part of our overall risk management, we use derivatives and other instruments to manage exposures resulting from interest rates, foreign currencies, equity risk, and credit risk.

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Group.  The effectiveness of hedges is assessed by the Risk Management Department (based on economic considerations rather than the IFRS hedge accounting regulations).  The effectiveness of all the hedge relationships is monitored by the unit monthly.  When a hedge is found to be ineffective, we will enter into a new hedge relationship to mitigate risk on a continuous basis.

We actively use collateral to reduce credit risks.

Excessive Risk Concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographic region or regions that have similar economic, political or other conditions.  Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry or geographical location.

In order to avoid excessive concentrations of risk, Credicorp’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio.  Identified concentrations of credit risks are controlled and managed accordingly.

Market Risk

We take on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks arise from open positions in interest rates, currency, commodities, or equity products—all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates, and equity prices.  Due to the nature of our current activities, commodity price risk is not applicable.

We separate exposures to market risk into two groups: (i) those that arise from value fluctuation of trading portfolios due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices, and foreign exchange ratios (ALM Book).

Trading portfolios include those liquid positions arising from market-making transactions where Credicorp acts as principal with clients or with the market.  Non-trading portfolios consist of relatively illiquid positions, mainly banking assets and liabilities (deposits and loans) and non-trading investments (available-for-sale).

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

We apply VaR to trading portfolios to estimate the market risk of positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions.  Our Risk Management Committee sets limits on the level of risk that may be accepted and reviews these levels daily.

VaR is a statistically-based estimate of the potential loss on the current portfolio due to adverse market movements.  It expresses the “maximum” amount we might lose, but only to a certain level of confidence (99 percent).  There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate.  The VaR model assumes a certain “holding period” until positions can be closed (1 day - 10 days).  The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10.  Results are presented in the tables below.  The assessment of past movements is based on historical one-year data.  We apply these historical changes in rates directly to our current positions (a method known as historical simulation).

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

As of December 31, 2009 and 2008, our VaR by type of asset was as follows:

	2009	2008
	US$(000)	US$(000)
Equity securities	2	55
Mutual funds	-	1,034
Fixed income	1,142	1,116
Derivatives	2,541	-
Consolidated VaR by type of asset	2,269	1,064

As of December 31, 2009 and 2008, our VaR by risk type is as follows:

	2009	2008
	US$(000)	US$(000)
Foreign exchange risk	985	579
Interest rate risk	1,802	1,063
Equity risk	1	850
Consolidated VaR by risk type	2,269	1,604

ALM Book

The management of risks associated with long-term and structural positions is called Asset and Liability Management (ALM).  Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can deteriorate the value of our assets relative to our liabilities and hence can reduce our net worth.

Interest Risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair value of financial instruments.  Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to both fair value interest rate risk and cash flow interest rate risk.  Interest margins may increase as a result of such changes but may also decrease in the event that unexpected movements arise.  The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken.  This level is monitored daily by Treasury Department.

Re-pricing Gap

Gap analysis comprises aggregating re-pricing timeframes into buckets and checking if each bucket nets to zero.  Different bucketing schemes may be used.  An interest rate gap is simply a positive or negative net re-pricing timeframe for one of the buckets.

The table below summarizes our exposure to interest rate risks. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2009
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	2,745,587	70,616	81,969	-	-	938,486	3,836,658
Investments	494,937	1,009,295	1,009,704	1,254,765	928,562	453,117	5,150,380
Loans	1,739,632	3,144,271	2,142,219	3,176,243	1,028,915	-	11,231,280
Assets designated at fair value through profit and loss	-	258	310	1,657	3,565	129,880	135,670
Premiums and other policies receivables	-	-	-	-	-	121,338	121,338
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	137,098	137,098
Other assets	-	-	-	-	-	1,415,683	1,415,683
Total assets	4,890,156	4,224,440	3,234,202	4,432,665	1,961,042	3,195,602	22,028,107
Liabilities
Deposits and obligations	4,025,133	3,716,882	2,711,965	311,252	28,601	3,297,995	14,091,828
Due to banks and correspondents	310,694	633,874	10,208	128,643	57,835	26,184	1,167,438
Liabilities designated at fair value through profit or loss	-	-	-	-	-	48,009	48,009
Technical, insurance claims reserves and reserves for unearned premiums	39,932	24,949	112,373	164,216	367,552	309,769	1,018,791
Borrowed funds	953,461	2,815	13,385	93,177	26,383	-	1,089,221
Bonds and subordinated notes issued	5,880	18,768	71,627	448,803	728,653	13,291	1,287,022
Other liabilities	-	-	-	-	-	822,446	822,446
Equity	-	-	-	-	-	2,503,352	2,503,352
Total liabilities and equity	5,335,100	4,397,288	2,919,558	1,146,091	1,209,024	7,021,046	22,028,107
Off-Balance sheet items
Derivatives assets	2,094,179	1,574,953	976,153	1,152,853	67,810	-	5,865,948
Derivatives liabilities	957,368	1,238,661	1,221,097	2,042,343	406,479	-	5,865,948
	1,136,811	336,292	(244,944)	(889,490)	(338,669)	-	-
Marginal gap	781,867	163,444	69,700	2,397,084	413,349	(3,825,444)	-
Accumulated gap	781,867	945,311	1,015,011	3,412,095	3,825,444	-	-

	As of December 31, 2008
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	2,455,413	196,588	46,536	10,218	-	1,057,416	3,766,171
Investments	818,153	1,208,344	988,796	542,759	1,139,201	289,585	4,986,838
Loans	2,038,457	2,412,234	2,274,854	2,992,480	604,016	-	10,322,041
Assets designated at fair value through profit and loss	-	249	329	790	1,954	134,623	137,945
Premiums and other policies receivables	-	-	-	-	-	111,561	111,561
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	165,144	165,144
Other assets	-	-	-	-	-	1,331,369	1,331,369
Total assets	5,312,023	3,817,415	3,310,515	3,546,247	1,745,171	3,089,698	20,821,069
Liabilities
Deposits and obligations	4,114,430	3,268,610	2,991,905	321,984	39,979	3,213,529	13,950,437
Due to banks and correspondents	178,539	745,155	197,935	11,705	32,544	14,113	1,179,991
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	55,841	55,841
Technical, insurance claims reserves and reserves for unearned premiums	31,254	19,357	86,935	148,437	331,697	350,090	967,770
Borrowed funds	1,008,997	2,474	11,762	81,871	45,612	-	1,150,716
Bonds and subordinated notes issued	817	-	63,208	284,577	428,788	7,840	785,230
Other liabilities	-	-	-	-	-	934,979	934,979
Equity	-	-	-	-	-	1,796,105	1,796,105
Total liabilities and equity	5,334,037	4,035,596	3,351,745	848,574	878,620	6,372,497	20,821,069
Off-Balance sheet items
Derivatives assets	2,499,906	1,295,838	590,446	469,276	293,100	-	5,148,566
Derivatives liabilities	1,618,002	788,307	834,589	1,471,042	436,626	-	5,148,566
	881,904	507,531	(244,143)	(1,001,766)	(143,526)	-	-
Marginal gap	859,890	289,350	(285,373)	1,695,907	723,025	(3,282,799)	-
Accumulated gap	859,890	1,149,240	863,867	2,559,774	3,282,799	-	-

Sensitivity to Changes in Interest Rates

The following table presents the sensitivity of our consolidated income statement and consolidated statement of comprehensive income (before income tax and minority interest) to a reasonable possible change in interest rates, with all other variables held constant,.

The sensitivity of the consolidated income statement reflects the effect of the assumed changes in interest rates on the net interest income for one year, before income tax and minority interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2009 and 2008, including the effect of derivatives instruments.  The sensitivity of consolidated comprehensive income is calculated by revaluing at various interest rates our fixed rate available-for-sale financial assets, before income tax and minority interest.  This analysis includes the effect of any associated hedges and derivatives instruments designated as cash flow hedges:

	As of December 31, 2009
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	10,484	-/+	43,174
U.S. Dollar	+/-	75	+/-	15,727	-/+	64,762
U.S. Dollar	+/-	100	+/-	20,969	-/+	86,349
U.S. Dollar	+/-	150	+/-	31,453	-/+	129,523
Peruvian Currency	+/-	50	-/+	3,446	-/+	24,856
Peruvian Currency	+/-	75	-/+	5,169	-/+	37,284
Peruvian Currency	+/-	100	-/+	6,892	-/+	49,711
Peruvian Currency	+/-	150	-/+	10,339	-/+	74,567

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios.  The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and our current interest rate risk profile.  This effect, however, does not incorporate actions that would be taken by our management to mitigate the impact of this interest rate risk.  In addition, we seek proactively to change the interest rate risk profile to minimize losses and optimize net revenues.  The projections above also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.  The projections make other simplifying assumptions as well, including an assumption that all positions run to maturity.

Available-for-sale investments, securities, and mutual funds are not considered part of the investment securities for purposes of this sensitivity calculation; however, presented below is a table of how the expected unrealized gain or loss on equity securities and mutual funds responds to changes in market prices of these securities, at the 10%, 25%, and 30% levels:

Market price sensitivity	Changes in market prices		As of December 31, 2009
	%		US$(000)

Equity securities	+/-	10	+/-	33,073
Equity securities	+/-	25	+/-	82,683
Equity securities	+/-	30	+/-	99,220
Mutual funds	+/-	10	+/-	17,454
Mutual funds	+/-	25	+/-	43,635
Mutual funds	+/-	30	+/-	52,361

Foreign Exchange Risk

Our financial position and cash flows are exposed to foreign currency exchange rates. Management sets limits on the acceptable level of exposure to individual currencies and in total for both overnight and intra-day positions, which are monitored daily.

Foreign currency transactions are made at the free market exchange rates of the countries where our subsidiaries are established. As of December 31, 2009 and 2008, our assets and liabilities by currencies were as follows:

2009	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,094,366	501,769	240,523	3,836,658
Trading securities	13,982	8,920	47,872	70,774
Available-for-sale investments	2,354,804	2,034,768	690,034	5,079,606
Loans, net	6,755,563	4,285,076	190,641	11,231,280
Financial assets designated to fair value through profit and loss	135,670	-	-	135,670
Other assets	507,057	563,065	22,977	1,093,099
	12,861,442	7,393,598	1,192,047	21,447,087
Monetary liabilities -
Deposits and obligations	(8,156,869)	(5,398,780)	(536,179)	(14,091,828)
Due to bank and correspondents and borrowed funds	(2,126,963)	(128,800)	(896)	(2,256,659)
Financial liabilities designated at fair value through profits and loss	-	-	-	-
Bonds and subordinated notes issued	(612,098)	(562,739)	(112,185)	(1,287,022)
Other liabilities	(1,187,739)	(651,365)	(50,142)	(1,889,246)
	(12,083,669)	(6,741,684)	(699,402)	(19,524,755)
	777,773	651,914	492,645	1,922,332
Forwards position, net	265,114	(198,637)	(66,477)	-
Currency swaps position, net	(142,015)	183,598	(41,583)	-
Cross-currency swaps position, net and interest rate swaps position, net	77,768	129,049	(206,817)	-
Options	(3,711)	3,711	-	-
Net monetary position	974,929	769,635	177,768	1,922,332

2008	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,156,279	495,550	114,342	3,766,171
Trading securities	23,220	11,523	1,341	36,084
Available-for-sale investments	2,890,978	1,734,526	325,250	4,950,754
Loans, net	6,930,125	3,298,579	93,337	10,322,041
Financial assets designated to fair value through profit and loss	136,311	1,634	-	137,945
Other assets	594,107	255,476	12,383	861,966
	13,731,020	5,797,288	546,653	20,074,961
Monetary liabilities -
Deposits and obligations	(8,614,042)	(4,963,932)	(372,463)	(13,950,437)
Due to bank and correspondents and borrowed funds	(2,189,114)	(140,155)	(1,438)	(2,330,707)
Bonds and subordinated notes issued	(311,860)	(473,370)	-	(785,230)
Other liabilities	(1,425,817)	(508,063)	(24,710)	(1,958,590)
	(12,540,833)	(6,085,520)	(398,611)	(19,024,964)
	1,190,187	(288,232)	148,042	1,049,997
Forwards position, net	(627,600)	591,628	35,972	-
Currency swaps position, net	71,154	(71,154)	-	-
Cross-currency swaps position, net and interest rate swaps position, net	(317,043)	317,043	-	-
Net monetary position	316,698	549,285	184,014	1,049,997

We manage foreign exchange risk by monitoring exchange rates and adjusting the position values based on changes in exchange rates.  We measure our performance in U.S. Dollars, so if the net foreign exchange position (e.g. Peruvian currency) is an asset, any depreciation of the U.S. Dollar with respect to this currency would affect positively our consolidated statements of financial position.  The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency.  An institution’s open position in individual currencies comprises assets, liabilities, and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation or depreciation of the foreign exchange rate would affect the consolidated income statement.

Our net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position); any devaluation or revaluation of the foreign exchange position would affect the consolidated income statement.  A currency mismatch would leave our consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The sensitivity analysis in the table below shows the effect of the Peruvian Currency, the currency to which we had significant exposure as of December 31, 2009 and 2008, on its non-trading monetary assets and liabilities and its forecasted cash flows.  The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax.  A negative amount in the table reflects a potential net reduction in the consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2009	2008
	%	US$(000)	US$(000)
Devaluation -
Peruvian Currency	5	(40,507)	(28,910)
Peruvian Currency	10	(85,515)	(61,032)

Revaluation -
Peruvian Currency	5	36,649	26,156
Peruvian Currency	10	69,967	49,935

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(A)	Material Defaults

We, along with our subsidiaries, have never defaulted on any of our debt or have been forced to reschedule any of our obligations.

(B)	Dividend Arrearages and Delinquencies

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(A)	Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in U.S. Securities and Exchange Commission (SEC) rules and forms.

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

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and our receipts and expenditures are being made only in accordance with authorizations of our management; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based on this assessment, our management believes that, as of December 31, 2009, our internal control over financial reporting was effective. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Medina, Zaldívar, Paredes & Asociados (member firm of Ernst & Young Global), our independent registered public accounting firm, as stated in their report included herein, and it has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009.

By:	/s/ DIONISIO ROMERO P.	By:	/s/ ALVARO CORREA
Name:	Dionisio Romero	Name:	Alvaro Correa
Title:	Chief Executive Officer	Title:	Chief Financial Officer

June 15, 2010

(C)	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited Credicorp Ltd. and Subsidiaries' (hereinafter “Credicorp”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Credicorp's Management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on Credicorp's internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, Credicorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statement of financial position as of December 31, 2009 and 2008, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009  and our report dated June 15, 2010, expresses an unqualified opinion thereon.

Countersigned by:

Cristian Emmerich
C.P.C.C. Register Nº19-289
Lima, Peru,
June 15, 2010

(D)	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In its session held on March 31, 2009, our Board of Directors elected Germán Suárez and Reynaldo Llosa as members of the Audit Committee. The Board elected Mr. Reynaldo Llosa as the Chairman, Mr. Suárez as the Audit Committee Financial Expert, as that term is defined in the instructions to Item 16A of Form 20-F, and Mr. Benedicto Cigüeñas, Director of BCP as an advisor. Our board of directors also determined that Mr. Suárez is “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual. Mr. Suárez is an economist, and received his Masters degree in economics from Columbia University. Mr. Suárez became a director on March 31, 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as director on the board of directors of various other companies, among which is Compañía de Minas Buenaventura S.A.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics (Código de Etica) that is applicable to our Board of Directors, including our chief executive officer, chief financial officer, and our other principal executive officers, as well as to all other employees. In addition, we have adopted a code of ethics for professionals with financial responsibility (Código de Etica Para Profesionales con Responsibilidad Financiera) applicable to employees with financial management responsibilities. Our code of ethics and code of ethics for professionals with financial responsibility are available on the corporate governance section of our web site at http://www.credicorpnet.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for each of the years indicated the fees paid to our independent auditor, Medina, Zaldívar, Paredes & Asociados, member of Ernst & Young Global, for the audit of our financial statements for the years ended December 31, 2007, 2008, and 2009, respectively. The Audit Committee recommends the appointment of the independent auditor every fiscal year, which is done at the Annual General Shareholders’ Meeting.

At our Annual General Shareholders’ Meeting held on March 26, 2010, Medina, Zaldívar, Paredes y Asociados was reelected as our external auditor for the financial year 2010. This designation was made in accordance with the proposal and recommendation of the Audit Committee and authorization by the Board of Directors. The Board has also designated the duty of approving the auditor’s fees to the Audit Committee.

	Years ended December 31,
	2007		2008		2009
	(U.S. Dollars in thousands)

Audit	US$	2,264	US$	2,005	US$	2,436
Audit – Related		-		-		-
Tax		28		31		69
All Other		32		203		287
Total	US$	2,323	US$	2,239	US$	2,792

Audit Fees correspond to audit services performed (i) reviewing of Credicorp’s consolidated financial statements and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include expenses related to the audit work in connection with reviews of interim financial information and the comfort letter issued.  All fees were approved by the Audit Committee.

Audit-Related Fees elate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include: assistance in the understanding of new accounting and financial rules established by regulatory entities; audit-related procedures on accounting matters previously agreed with Credicorp management; due diligence and special audit reviews of internal control procedures. There were no audit-related fees during 2009.

Tax Fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and consisting principally of tax compliance and advisory services approved by the Audit Committee.

All Other Fees mainly include expenses related to derivative operations consultancy, training courses for the Accounting department of PPS prepared by the independent auditors, and permitted advisory services related to BCP IT systems.

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

Our audit committee supervises the execution of the independent audit services as necessary. It approves, when necessary, any modification in the terms, conditions, fees, and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent auditor is in the best position to provide those services. Such services typically include: audit services required by regulations, financial audits for our subsidiaries or affiliates, and services associated with the presentation of documents to the SEC or other documents published in relation to the trading of our shares.

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

During 2009, we did not make any purchase of Credicorp shares for our own portfolio. Our affiliates, Prima AFP, Atlantic Security Bank, Credifondo, and Credibolsa did make purchases in open-market transactions on behalf of our clients as part of their core businesses.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

(A)	New York Stock Exchange – Corporate Governance

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

•	Disclosure by foreign private issuers of differences between their corporate governance practices and those of U.S. domestic companies under NYSE’s listing standards;

•	Certification of compliance with the NYSE’s corporate governance standards and disclosure of violations of Section 303A; and

•	NYSE actions resulting from violations of the NYSE’s listing standards.

(B)	Bermuda Law – Corporate Governance

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

(1)           Fiduciary Duties and Duties of Skill and Care Under Bermuda Law

Under section 97(1) of the Companies Act 1981 of Bermuda, as amended (also referred to as the Companies Act), every director and officer of a company must act honestly and in good faith with a view to the best interests of the company (often referred to as a “fiduciary duty”) and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (often referred to as a “duty of skill and care”).

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

•
A duty to avoid conflicts of interest. A director must not put himself in a position where there is an actual or potential conflict between a personal interest and his duty to the company. However, a director may enter into a contract where a conflict of interest might arise if the bye-laws allow it or the company gives its approval in a general meeting. Our blaws do not prohibit a director from entering into a contract where a conflict of interest may arise, but they do prohibit a director from voting with respect to any contract or proposed contract or arrangement in which such director is interested or with which such director has a conflict of interest. In addition, section 97(4) of the Companies Act requires our directors and officers to disclose at the first opportunity any interest in a material contract, proposed material contract or person that is a party to a material contract or proposed material contract with us or any of our subsidiaries.

•
A duty not to appropriate, divert or personally profit from corporate opportunities. Unless the bye-laws specifically provide otherwise, a director’s fiduciary position precludes him from appropriating, diverting or taking a personal profit from any opportunities that result from the directorship. Our bye-laws do provide an exception to this rule. They provide that any director, any director’s firm or partner, or any company with which any director is associated may act for us in a professional capacity. Such director, firm, partner or company will be entitled to compensation for professional services as if the director were not a member of our board of directors. However, such director, firm, partner or company may not act as our auditor.

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

(2)           Other Statutory Duties and Obligations

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

Limits on Indemnity for Directors

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which, by virtue of any rule of law, would otherwise be imposed on them with respect to any negligence, default, breach of duty or breach of trust. However, this rule does not apply in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company or any of its subsidiaries. Any provision, whether contained in the bye-laws of a company or in any contract or arrangement between the company and one of its directors which would exempt such director from, or indemnify him against, any liability that would otherwise attach to him with respect to his fraud or dishonesty in relation to the company will be void. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. In the event that an allegation of fraud or dishonesty is made out, the director is obliged to disgorge any money provided for his defense.

Books of Account

It is the duty of the directors to cause to be kept proper books of account with respect to all sums of money received and expended by the company and the matters with respect to which the receipts and expenditures take place, all sales and purchases by the company, and the assets and liabilities of the company.

(C)	Peruvian Law – Corporate Governance

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2009 and 2008 together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2009 and 2008

Content

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report of Independent Registered Public Accounting Firm (continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Credicorp Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2010, expressed an unqualified opinion thereon.

Lima, Peru,
June 15, 2010

Countersigned by:

Cristian Emmerich
C.P.C. Register Nº19-289

Credicorp Ltd. and Subsidiaries

Consolidated statements of financial position
As of December 31, 2009 and 2008

	Note	2009	2008
		US$(000)	US$(000)

Assets
Cash and due from banks:	4
Non-interest bearing		938,486	1,057,416
Interest bearing		2,898,172	2,708,755
		3,836,658	3,766,171

Investments:
Trading securities		70,774	36,084
Investments available-for-sale	5	5,079,606	4,950,754
		5,150,380	4,986,838

Loans, net:	6
Loans, net of unearned income		11,585,635	10,546,378
Allowance for loan losses		(354,355)	(224,337)
		11,231,280	10,322,041

Financial assets designated at fair value through profit or loss	7	135,670	137,945
Premiums and other policies receivable	8(a)	121,338	111,561
Accounts receivable from reinsurers and coinsurers	8(b)	137,098	165,144
Property, furniture and equipment, net	9	338,535	329,458
Due from customers on acceptances		96,423	232,580
Seized assets, net		11,233	11,454
Intangible assets and goodwill, net	10	341,951	246,957
Other assets	11	627,541	510,920

Total assets		22,028,107	20,821,069

	Note	2009	2008
		US$(000)	US$(000)

Liabilities and equity
Deposits and obligations:	12
Non-interest bearing		3,297,995	3,213,529
Interest bearing		10,793,833	10,736,908
		14,091,828	13,950,437

Due to banks and correspondents	13(a)	1,167,438	1,179,991
Bankers’ acceptances outstanding		96,423	232,580
Accounts payable to reinsurers and coinsurers	8(b)	48,009	55,841
Technical reserves, insurance claims reserves and reserves for unearned premiums	14	1,018,791	967,770
Borrowed funds	13(b)	1,089,221	1,150,716
Bonds and subordinated notes issued	15	1,287,022	785,230
Other liabilities	11	726,023	702,399
Total liabilities		19,524,755	19,024,964

Equity	16
Capital and reserves attributable to Credicorp’s equity holders:
Capital stock		471,912	471,912
Treasury stock		(74,242)	(73,107)
Capital surplus		130,341	140,693
Reserves		1,059,344	815,387
Other reserves		237,446	(45,393)
Retained earnings		492,055	379,680
		2,316,856	1,689,172
Minority interest		186,496	106,933

Total equity		2,503,352	1,796,105

Total liabilities and equity		22,028,107	20,821,069

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2009, 2008 and 2007

	Note	2009	2008	2007
		US$(000)	US$(000)	US$(000)

Interest and dividend income	20	1,312,925	1,382,844	1,065,339
Interest expense	20	(420,564)	(561,617)	(431,365)
Net interest and dividend income		892,361	821,227	633,974

Provision for loan losses, net of recoveries	6(d)	(163,392)	(48,760)	(28,439)

Net interest and dividend income after provision for loan losses		728,969	772,467	605,535

Other income
Banking services commissions	21	436,819	394,247	324,761
Net gain on foreign exchange transactions		87,944	108,709	61,778
Net gain on sale of securities		120,932	51,936	46,376
Net gain on financial assets and liabilities designated at fair value through profit or loss	7	42,792	-	65,088
Other	24	32,144	37,672	24,934

Total other income		720,631	592,564	522,937

Insurance premiums and claims
Net premiums earned	22	424,682	393,903	297,272
Net claims incurred for life, property and casualty and health insurance contracts	23	(286,458)	(341,910)	(238,600)

Total premiums earned less claims		138,224	51,993	58,672

Consolidated statements of income (continued)

	Note	2009	2008	2007
		US$(000)	US$(000)	US$(000)

Other expenses
Salaries and employees benefits		(467,116)	(365,201)	(409,037)
Administrative expenses		(312,256)	(269,291)	(206,966)
Net loss on financial assets and liabilities designated at fair value through profit or loss	7	-	(65,364)	-
Depreciation and amortization	9(a) and 10(a)	(71,099)	(57,369)	(51,013)
Provision for seized assets		(64)	(1,067)	(3,057)
Impairment loss on available-for-sale investments	5(c)	(9,825)	(60,435)	(5,017)
Other	24	(96,750)	(101,876)	(71,999)
Total other expenses		(957,110)	(920,603)	(747,089)

Income before translation result and income tax		630,714	496,421	440,055

Translation result		12,222	(17,650)	34,627
Income tax	17(b)	(138,500)	(109,508)	(102,287)
Net income		504,436	369,263	372,395

Attributable to:
Equity holders of Credicorp Ltd.		469,785	357,756	350,735
Minority interest		34,651	11,507	21,660
		504,436	369,263	372,395

Earnings per share for net income attributable to equity holders of Credicorp Ltd. (in United States dollars):
Basic	25	5.90	4.49	4.40

Diluted	25	5.90	4.49	4.40

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of comprehensive income
For the years ended December 31, 2009, 2008 and 2007

	Note	2009	2008	2007
		US$(000)	US$(000)	US$(000)

Net income		504,436	369,263	372,395
Other comprehensive income:

Net gain (loss) on investments available–for-sale	16(d)	268,550	(198,646)	83,132
Net movement of cash flow hedge	16(d)	66,024	(81,293)	(40,371)
Income tax	16(d)	(5,841)	21,516	(11,046)

Other comprehensive income for the year, net of income tax		328,733	(258,423)	31,715

Total comprehensive income for the year, net of income tax		833,169	110,840	404,110

Attributable to:
Equity holders of Credicorp Ltd.		752,624	132,813	382,876
Minority interest		80,545	(21,973)	21,234

		833,169	110,840	404,110

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2009, 2008 and 2007

	Attributable to Credicorp´s equity holders
	Number of shares issued, note 25	Capital stock	Treasury stock	Capital surplus	Reserves	Available-for- sale investments reserve	Cash flow hedge reserve	Retained earnings	Total	Minority interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2007	94,382	471,912	(73,107)	140,693	479,902	144,471	2,938	230,013	1,396,822	136,946	1,533,768

Changes in equity for 2007 -
Net income	-	-	-	-	-	-	-	350,735	350,735	21,660	372,395
Other comprehensive income	-	-	-	-	-	72,512	(40,371)	-	32,141	(426)	31,715
Total comprehensive income	-	-	-	-	-	72,512	(40,371)	350,735	382,876	21,234	404,110
Transfer of retained earnings to reserves, note 16(c)	-	-	-	-	107,316	-	-	(107,316)	-	-	-
Cash dividends, note 16(e)	-	-	-	-	-	-	-	(103,690)	(103,690)	-	(103,690)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	1	1	(18,916)	(18,915)
Balances as of December 31, 2007	94,382	471,912	(73,107)	140,693	587,218	216,983	(37,433)	369,743	1,676,009	139,264	1,815,273

Changes in equity for 2008 -
Net income	-	-	-	-	-	-	-	357,756	357,756	11,507	369,263
Other comprehensive income	-	-	-	-	-	(144,254)	(80,689)	-	(224,943)	(33,480)	(258,423)
Total comprehensive income	-	-	-	-	-	(144,254)	(80,689)	357,756	132,813	(21,973)	110,840
Transfers of retained earnings to reserves, note 16(c)	-	-	-	-	228,169	-	-	(228,169)	-	-	-
Cash dividends, note 16(e)	-	-	-	-	-	-	-	(119,648)	(119,648)	-	(119,648)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	(2)	(2)	(10,358)	(10,360)
Balances as of December 31, 2008	94,382	471,912	(73,107)	140,693	815,387	72,729	(118,122)	379,680	1,689,172	106,933	1,796,105

Changes in equity for 2009 -
Net income	-	-	-	-	-	-	-	469,785	469,785	34,651	504,436
Other comprehensive income	-	-	-	-	-	216,248	66,591	-	282,839	45,894	328,733
Total comprehensive income	-	-	-	-	-	216,248	66,591	469,785	752,624	80,545	833,169
Transfer of retained earnings to reserves, note 16(c)	-	-	-	-	238,107	-	-	(238,107)	-	-	-
Cash dividends, note 16(e)	-	-	-	-	-	-	-	(119,303)	(119,303)	-	(119,303)
Purchase of treasury stock	-	-	(1,135)	(10,352)	-	-	-	-	(11,487)	-	(11,487)
Share-based payments transactions, note 18(b)	-	-	-	-	5,850	-	-	-	5,850	-	5,850
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(982)	(982)

Balances as of December 31, 2009	94,382	471,912	(74,242)	130,341	1,059,344	288,977	(51,531)	492,055	2,316,856	186,496	2,503,352

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 2009, 2008 and 2007

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Net income	504,436	369,263	372,395
Add (deduct)
Provision for loan losses	163,392	48,760	28,439
Depreciation and amortization	71,099	57,369	51,013
Provision for seized assets	64	1,067	3,057
Provision for sundry risks	14,425	37,549	8,096
Deferred income tax	(8,552)	(4,394)	(14,921)
Net gain on sales of securities available-for-sale	(120,932)	(51,936)	(46,376)
Impairment loss on available-for-sale investments	9,825	60,435	5,017
Net (gain) loss on financial assets and liabilities designated at fair value through profit and loss	(42,792)	65,364	(65,088)
Gain on sales of property, furniture and equipment	(388)	(979)	(42)
Translation result	(12,222)	17,650	(34,627)
Loss (gain) for shared-based compensation plan	56,338	(27,402)	68,332
(Sale) purchase of trading securities, net	(34,690)	14,911	(5,859)
Net changes in assets and liabilities:
Increase in loans	(944,021)	(2,339,675)	(2,172,418)
Decrease (Increase) in other assets	8,186	(463,273)	(404,175)
Increase in deposits and obligations	139,929	2,614,020	2,269,568
(Decrease) increase in due to banks and correspondents	(151,781)	(274,714)	875,447
Increase (decrease) in other liabilities	(141,027)	328,204	402,631
Net cash (used in) provided by operating activities	(488,711)	452,219	1,340,489

Cash flows from investing activities
Acquisition of subsidiary net of cash received, note 2	(92,329)	-	-
Net sale (purchase) of investments available-for-sale	284,371	125,416	(1,541,621)
Purchase of property, furniture and equipment	(45,051)	(91,353)	(53,901)
Sales of property, furniture and equipment	2,745	1,775	951
Net cash provided by (used in) investing activities	149,736	35,838	(1,594,571)

Consolidated statements of cash flow (continued)

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Cash flows from financing activities
Issuance of bonds and subordinated debt	564,170	257,509	256,014
Redemption of bonds and subordinated debt	(53,396)	(190,402)	(75,728)
Increase in borrowed funds	-	300,000	499,792
Payments of borrowed funds	(61,495)	(19,688)	-
Acquisition of Credicorp’s shares	(11,487)	-	-
Cash dividends	(119,303)	(119,648)	(103,690)
Net cash provided by financing activities	318,489	227,771	576,388

Net increase in cash and cash equivalents	(20,486)	715,828	322,306

Translation (loss) gain on cash and cash equivalents	90,973	(23,522)	18,029

Cash and cash equivalents at the beginning of the year	3,766,171	3,073,865	2,733,530

Cash and cash equivalents at the end of the year	3,836,658	3,766,171	3,073,865

Supplementary cash flows information:
Cash paid during the year for -
Interest	444,398	533,861	415,157
Income tax	142,516	124,754	86,754
Cash received during the year for -
Interest	1,315,704	1,361,143	1,106,972

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2009 and 2008

1.	Operations
Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries.  It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries, provides a wide range of financial services and products throughout Peru and in certain other countries (Bolivia and Panama).  Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank.  Credicorp’s address is Claredon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed in Lima and New York stock exchanges.

The consolidated financial statements as of and for the year ended December 31, 2008 were approved in the General Shareholders’ meeting held on March 31, 2009.  The accompanying consolidated financial statements as of and for the year ended December 31, 2009, were approved by the Board of Directors Meeting of February 24, 2010 and by the General Shareholders’ Meeting of March 31, 2010, without modifications.

2.	Acquisition of Empresa Financiera Edyficar S.A.
During October and November 2009, Credicorp, through its subsidiary BCP, acquired 99.78% of the capital stock of Empresa Financiera Edyficar S.A. (a Peruvian financial entity, serving micro and small size entrepreneurs) for approximately US$96.1 million in cash.

Notes to the consolidated financial statements (continued)

The acquisition of Edyficar was recorded using the purchase method, as required by IFRS 3, “Business Combinations”.  Assets and liabilities were recorded at their estimated fair values at the acquisition date, including the identified intangible assets unrecorded in Edyficar balance sheet. Book value and fair value of the identified assets and liabilities were as follows:

	Book value	Fair value adjustments	Fair value of the entity acquired
	US$(000)	US$(000)	US$(000)

Assets -
Cash and due from banks	3,810	-	3,810
Loans, net	218,218	(10,295)	207,923
Client relationships, note 10(a)	-	6,574	6,574
Fixed assets, net	8,255	-	8,255
Brand name, note 10(a)	-	13,159	13,159
Goodwill, note 10(b)	-	50,696	50,696
Other assets	11,802	3,263	15,065

Liabilities -
Obligations	38,590	-	38,590
Due to banks	138,257	-	138,257
Deferred income tax liability	-	6,611	6,611
Other liabilities	25,054	831	25,885

Net acquired assets	40,184	55,955	96,139

3.	Significant accounting policies
Significant accounting principles used in the preparation of Credicorp’s consolidated financial statements are set out below and were consistently applied to all of the years presented.

(a)	Basis of presentation and use of estimates -
The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).   The consolidated financial statements were prepared on a historical cost basis, except for available-for-sale investments, derivative financial instruments, share-based payment liability and financial assets and financial liabilities designated at fair value through profit or loss, which were measured at fair value.  The consolidated financial statements are presented in United States Dollars (US$), and all values are rounded to the nearest US$ thousand, except when otherwise indicated.

Notes to the consolidated financial statements (continued)

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.  Actual results could differ from those estimates.  The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for loan losses, the measurement of financial instruments, the technical reserves for claims and premiums, the provision for seized assets, the valuation of derivatives, and the deferred tax assets and liabilities.  The accounting criteria used for each of these items are described in this note.

The accounting policies adopted are consistent with those of the previous year, except that the Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1, 2009.  The adoption of the new and revised standards did not have a significant effect on the accompanying consolidated financial statements; therefore, it has not been necessary to amend the comparative figures.  In summary:
-
IFRS 2 “Share-based Payments - Vesting conditions and cancellations”, the standard restricts the definition of “vesting condition” to a condition that includes an explicit or implicit requirement to provide services. The indicated definition does not impact the accounting for the Group’s share-based payment agreements.

-
IFRS 7 “Financial Instruments: Disclosures” (Amendments). The amended standard requires additional disclosures covering fair value measurement and liquidity risk.  Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instrument recognized at fair value.  In addition, reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy.  The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management.  The fair value measurement disclosures are presented in Note 29.7.  The liquidity risk disclosures are not significantly impacted by the amendments and are presented in Note 29.3.

-
IFRS 8 “Operating Segments”, the standard adopts a full management approach identifying, measuring and disclosing the results of its operating segments. The Group concluded that operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified under IAS 14.  IFRS 8 disclosures are shown in Note 26.

-
IAS 1 (Revised) “Presentation of Financial Statements”. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity.  In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expense, either in one single statement, or in two linked statements. The Group has elected to present two statements.

Notes to the consolidated financial statements (continued)

-
IAS 23 (Amendment) “Borrowing Costs”. The revised standard eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset.

This amendment did not have any impact on the Group´s consolidated financial statement.

-
IAS 32 “Financial Instruments: Presentation” and IAS 1 “Puttable Financial Instruments and Obligations Arising on Liquidation”.  The standards have been amended to allow a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specified criteria. These amendments did not have any impact on the Group’s financial position or performance.

-
IFRIC 9 “Reassessment of embedded derivatives and IAS 39 Financial Instruments: Recognition and Measurement - Embedded Derivatives” (Amendments).  This amendment requires an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss category.  This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract.  IAS 39 now states that if an embedded derivative cannot be reliably measured, the entire hybrid instrument must remain classified as at fair value through profit or loss.  This interpretation did not have any impact in the Group’s consolidated financial statement.

-
IFRIC 13 “Customer Loyalty Programs”.  The interpretation requires loyalty award credits granted to customers in connection with a sales transaction to be accounted for as a separate component of the sales transaction.  This interpretation did not have any significant impact on the Group’s consolidated financial statement.

-
IFRIC 15 “Agreement for the Construction of Real State”.  It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. This interpretation did not have any impact on the Group’s consolidated financial statements.

-
IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”.  This interpretation provides guidance on the accounting for a hedge of a net investment. This interpretation did not have any impact on the Group’s consolidated financial statements.

-	Improvements to IFRSs
In May 2008 the IABS issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording.  There are separate transitional provisions for each standard. The adoption of the new amendments resulted in minor changes to accounting policies, but did not have any impact on the financial position or performance of the Group.

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

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the group’s consolidated financial statements, note 3(z).

Net equity attributable to the minority interest is presented in the consolidated statements of financial position.  Income attributable to the minority interest is presented separately in the consolidated income statements and the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

Associates:
An associate is an entity over which the Group has significant influence but not control.  Investments in these entities represent shareholding between 20 and 50 percent of the voting rights; and are recognized initially at cost and then are accounted for by the “equity method”.  The Group does not have significant investments in associates; therefore, they are included in the caption “Other assets” in the consolidated statements of financial position; gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated income statement.

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

Notes to the consolidated financial statements (continued)

As of December 31, 2009 and 2008, the following entities comprise the Group (individual financial statements data is presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp´s treasury stock and its related dividends):

Entity	Percentage of participation (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	%	%	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú and Subsidiaries (i)	97.41	97.41	19,563,309	18,514,133	17,886,706	17,112,683	1,676,603	1,401,450	397,378	423,529
Atlantic Security Holding Corporation and Subsidiaries (ii)	100.00	100.00	1,483,811	1,453,915	1,269,175	1,360,471	214,636	93,444	29,716	(50,395)
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (iii)	75.98	75.74	1,496,709	1,307,547	1,190,799	1,155,405	305,910	152,142	49,192	(20,994)
Grupo Crédito S.A. and Subsidiaries (iv)	99.99	100.00	376,949	335,854	159,767	101,748	217,182	234,106	26,556	18,271
CCR Inc. (v)	99.99	99.99	1,089,659	1,152,336	1,152,537	1,247,465	(62,878)	(95,129)	(1,289)	138
Credicorp Securities Inc. (vi)	99.99	99.99	4,639	2,851	402	470	4,237	2,381	1,867	549
BCP Emisiones Latam 1 S.A. (vii)	100.00	-	115,127	-	114,356	-	771	-	(329)	-

(i)
Banco de Crédito (BCP) is a universal bank incorporated in Peru in 1889.  Its activities are supervised by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP authority, hereafter “the SBS” for its Spanish acronym).  During 2009 and 2008, Credicorp acquired 0.002 percent and 0.08 percent of BCP shares, respectively, owned by minority interest. The consolidated financial statements of Banco de Crédito del Perú and Subsidiaries as of December 31, 2009, include the financial statement of Edyficar, see note 2.  BCP and Subsidiaries hold as of December 31, 2009 and 2008, 95.92 percent of the capital stock of Banco de Crédito de Bolivia (BCB), a universal bank operating in Bolivia (Credicorp holds 4.08 percent).  As of December 31, 2009, BCB´s assets, liabilities, equity, income and net income amounted to US$1,097.8, US$991.2, US$106.6, US$108.3 and US$28.7 million, respectively (US$939.8, US$831.6, US$108.2, US$117.7 and US$44.5 million, respectively, as of December 31, 2008).

(ii)
Atlantic Security Holding Corporation (ASHC) is incorporated in the Cayman Islands; its main activity is to invest in capital stock.  Its most significant subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands, and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activity is private and institutional banking services and trustee administration.

(iii)
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) is incorporated in Peru, provides property, casualty, life, health and personal insurance.  Its main subsidiaries are El Pacífico Vida Compañía de Seguros y Reaseguros S.A. and Pacífico S.A.  Entidad Prestadora de Salud (EPS), holding 62.0 percent and 100.00 percent, respectively, of their capital stock.  PPS and its subsidiaries activities are supervised by the SBS.

(iv)
Grupo Crédito S.A. is incorporated in Peru, its main activity is to invest in listed and not listed securities in Peru.  Its main subsidiary is Prima AFP, a private pension fund administrator incorporated in Perú, whose activities are supervised by the SBS.  As of December 31, 2009, Prima AFP total assets, liabilities and net income amounted to US$249.8, US$87.9, and U$20.8 million, respectively (US$225.6 million, US$96.3 million and US$ 11.2 million, respectively, as of December 31, 2008).

(v)
CCR Inc., is a special purposes entity incorporated in The Bahamas in 2001, its main activity is to manage certain loans granted to BCP by foreign financial entities, note 13(b).  These loans are collateralized by transactions performed by BCP.  As of December 31, 2009 and 2008, the negative equity is generated by unrealized losses of cash flow hedge derivatives, as it is explained in notes 11(b)(ii) and 16(c) .

(vi)
Credicorp Securities Inc., is incorporated in the United States of America and began operations on January, 2003; it provides securities brokerage services, mainly to retail customers in Latin America.

(vii)	BCP Emisiones Latam 1 S.A., is a special purposes entity incorporated in Chile in 2009, through which the Group issued corporate bonds, see note 15(a)(i).

Notes to the consolidated financial statements (continued)

(c)	Foreign currency translation -
The Group has determined that its functional and presentation currency is the United States Dollar (U.S. Dollar or US$), because it reflects the economic substance of the underlying events and circumstances relevant to the Group; insofar as its main operations and/or transactions in the different countries where the Group operates; such as: loans granted, financing obtained, sale of insurance premiums, interest income and expense, and that an important percentage of wages and purchases are established and settled in U.S. Dollars.

Financial statements of each of Credicorp’s subsidiaries are measured using the currency of the country in which each entity operates and are translated into U.S. Dollars (functional and presentation currency) as follows:

-	Monetary assets and liabilities are translated at the free market exchange rate at the date of the consolidated statements of financial position.

-	Non-monetary accounts are translated at the free market exchange rate prevailing at the transaction date.

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

Interest income is suspended when collection of loans become doubtful, i.e. when loans are overdue more than 90 days or when the borrower or securities’ issuer defaults, if earlier than 90 days; such income is excluded from interest income until collected.  Uncollected income on such loans is provisioned. When Management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

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
Product classification:
Insurance contracts are those contracts when the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.  As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts can also transfer financial risk.

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

Ceded reinsurance arrangements do not relieve the Group from its obligations to a policyholder.

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

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance, see note 22 and 23.  Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

Insurance receivables
Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2009 and 2008, the carrying value of the insurance receivables is similar to its fair value due to its liquidity and its short term.  The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated income statement. Insurance receivables are derecognized when the derecognition criteria for financial assets, as described in Note 3(g), has been met.

“Unit- Linked” investment
“Unit- Linked” investment represent assets held for purposes of funding life and insurance contracts and for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk.  Each account has specific objectives, and the assets are carried at fair value.  The balance of each account is legally segregated and is not subject to claims that arise out of any other business of the Group.  The liabilities for these accounts are equal to the account assets.

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

Notes to the consolidated financial statements (continued)

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

(ii)	Non-life insurance (which comprises general insurance and healthcare) contract liabilities
Non-life insurance contract liabilities are recognized when contracts are entered into and premiums are charged.  These liabilities are known as the outstanding claims provision, which are based on the estimated ultimate cost of all claims incurred but not settled at the date of the consolidated statements of financial position, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries.  Delays can be experienced in the notification and settlement of certain types of claims, therefore the ultimate cost of these cannot be known with certainty at the date of the consolidated statements of financial position.  Incurred but non-reported claims (hereafter “IBNR”) are estimated and included in the provision (liabilities).  IBNR reserves as of December 31, 2009 and 2008, were determined on the basis of the Bornhuetter - Ferguson methodology – BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Notes to the consolidated financial statements (continued)

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

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk after the date of the consolidated statements of financial position. Unearned premiums are calculated on a daily pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

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

Notes to the consolidated financial statements (continued)

Unearned reinsurance premiums are those proportions of premiums written in a year that relate to periods of risk after the date of the consolidated statements of financial position. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risks-attaching contracts and over the term of the reinsurance contract for losses-occurring contracts.

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

(f)	Financial Instruments: Initial recognition and subsequent measurement -
The Group classifies its financial instruments in one of the categories defined by IAS 39:  financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments and other financial liabilities.  The Group determines the classification of its financial instruments at initial recognition.

The classification of financial instruments at initial recognition depends on the purpose and the management intention for which the financial instruments were acquired and their characteristics.  All financial instruments are measured initially at their fair value plus, any directly attributable incremental cost of acquisition or issue, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e. the date that the Group commits to purchase or sell the asset.  Derivatives are recognized on a trade date basis.

(i)	Financial assets and financial liabilities at fair value through profit or loss:
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated at fair value through profit or loss, which designation is upon initial recognition and in an instrument by instrument basis.   Derivatives are also categorized as held for trading unless they are designated as hedging instruments.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, and are presented in the caption “Trading securities” of the consolidated statements of financial position.

Management may only designate an instrument at fair value through profit or loss upon initial recognition when the following criteria are met:

-
the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses on them on a different basis; or

-
the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

-	the financial instrument contains one or more embedded derivatives, which significantly modify the cash flows that otherwise would be required by the contract.

Changes in fair value of designated financial assets through profit or loss are recorded in the consolidated income statement caption “Net gain on financial assets and liabilities designated at fair value through profit and loss”.  Interest earned or incurred is accrued in the consolidated income statement in the captions “Interest and dividend income” or “Interest expense”, respectively, according to the terms of the contract.  Dividend income is recorded when the collection right has been established.

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

Notes to the consolidated financial statements (continued)

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less any allowance for impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate.  The effective interest rate amortization is recognized in the consolidated income statement in the caption “Interest and dividend income”. Losses from impairment are recognized in the consolidated income statement in the caption “Provision for loan losses”.

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

Notes to the consolidated financial statements (continued)

(iii)	Available-for-sale financial investments:
Available-for-sale financial investments are non derivative financial assets that are designated as available-for-sale (to be held for an indefinite period, which may be sold in response to liquidity needs or changes in the interest rates, exchange rates or equity price); or are not classified as (a) financial assets and financial liabilities at fair value through profit or loss, (b) held-to-maturity or (c) loans and receivables.

After initial recognition, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and minority interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated income statement in the caption “Net gain on sale of securities”, or determined to be impaired, at which time the cumulative loss is recognized in the consolidated income statement in the caption “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

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

When the Group is unable to sell these financial assets due to inactive markets and Management’s intent to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets only in rare circumstances.  Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or until maturity.  The reclassification to held to maturity category is permitted only when the entity has the ability and intent to hold the financial asset until maturity.

As of December, 31, 2009 and 2008, the Group did not reclassify any of its available-for- sale financial investments.

(iv)	Other financial liabilities:
After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.  Amortized cost is calculated by taking into account any issuance discount or premium and costs that are an integral part of the effective interest rate.

Notes to the consolidated financial statements (continued)

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

Financial liabilities:
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.  When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, any resulting difference in the respective carrying amount is recognized as profit or loss.

(h)	Offsetting financial instruments -
Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

(i)	Impairment of financial assets -
The Group assesses at each date of the consolidated statements of financial position date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.  Criteria used for each category of financial assets is as follows:

Notes to the consolidated financial statements (continued)

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

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).  The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement.  Interest income, if applicable, is accrued on the reduced carrying amount based on the original effective interest rate of the asset.  Loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.  If in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If in the future a write-off is later recovered, the recovery is recognized in the consolidated income statements, as a credit to the caption “Provision for loan losses”.

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
For available-for-sale financial investments, the Group assesses at each date of the consolidated statements of financial position whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.  “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.  Where there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from available-for-sale reserve and recognized in the consolidated income statement.  Impairment losses on equity investments are not reversed through the consolidated income statement; increases in their fair value after impairment are recognized directly in the consolidated statements of comprehensive income.

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost (loans and receivables).  However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement.  Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss.  Interest income is recorded as part of “Interest and dividend income”.  If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

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
The determination of whether an arrangement is, or contains, a lease is based in the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets on the arrangement conveys a right to use the asset.

Notes to the consolidated financial statements (continued)

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

Land is not depreciated. Depreciation of other assets in this caption is calculated using the straight-line method over their estimated useful life, as follows:

Years
Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Computer hardware	4
Vehicles and equipment	5

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognizing of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

Asset’s residual value, useful life and the selected depreciation method are periodically reviewed to ensure that they are consistent with actual economic benefits and life expectations.

Notes to the consolidated financial statements (continued)

(l)	Seized assets -
Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisals.  Reductions in book values are recorded in the consolidated income statements.

(m)	Intangible assets -
Comprise internal developed and acquired software licenses used by the Group.  Acquired software licenses are measured on initial recognition at cost.  These intangible assets are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of Edyficar and AFP Unión Vida, note 10 (“Client relationships” and “Brand name”) and other intangible assets, are recognized on the consolidated statements of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life; as follows:

Years
Client relationships – AFP Unión Vida	20
Client relationships – Edyficar	10
Brand name – Edyficar	20
Other	5

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated income statement when the asset is derecognized.

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

Notes to the consolidated financial statements (continued)

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
Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group.  The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(q)	Financial guarantees -
In the ordinary course of business, the Group grants financial guarantees, such as letters of credit, guarantees and acceptances.  Financial guarantees are initially recognized at fair value (which is equivalent in that moment to the fee received), as “Other liabilities” in the consolidated statements of financial position.  Subsequent to initial recognition, the Group’s liability under each guarantee is measured as the higher of the amortized fee and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income.  The fee received is recognized in the consolidated statement of income in the caption “Banking services commissions” on a straight line basis over the life of the granted financial guarantee.

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

Notes to the consolidated financial statements (continued)

(s)	Provisions -
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  The expense relating to any provision is presented in the income statement net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(t)	Contingencies -
Contingent liabilities are not recognized in the consolidated financial statements.  They are disclosed in notes unless the possibility of an outflow of resources is remote.

(u)	Income tax and workers’ profit sharing -
Income tax and workers’ profit sharing are computed based on individual financial statements of Credicorp and each one of its Subsidiaries.

Deferred income tax and deferred workers’ profit sharing reflect the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes.  Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated.  The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statements of financial position, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse.  Deferred tax assets are recognized when it is more likely than not that future taxable profit will be available against which the temporary difference can be utilized.  At the date of the consolidated statements of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine the deferred income tax considering the tax rate applicable to its undistributed earnings; any additional tax on dividends distribution is recorded on the date a liability is recognized.

Notes to the consolidated financial statements (continued)

(v)	Earnings per share -
Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

(w)	Share-based payment transactions -
(i)       Cash-settled transactions
As explained in note 18(a), until April 2008 the Group granted a supplementary remuneration plan to certain employees who had at least one year serving Credicorp or any of its Subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp shares.  SARs were granted at a fixed price and are exercisable at that price, allowing the employee to obtain a gain in cash (“cash-settled transaction”) arising from the difference between the fixed exercise price and the market price at the date the SARs are executed.

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the caption “Salaries and employee benefits”. When the price or term of the SARs are modified, any additional expense is recorded.

(ii)      Equity-settled transactions
As explain in note 18(b), since April 2009, a new supplementary remuneration plan was implemented to replace the SARs plan (see (i) above).  The grant date was April 28, 2009, and the granted awards vest 33.3 percent every 12 months.

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

Notes to the consolidated financial statements (continued)

The expense is recorded in the caption “Salaries and employees benefits” of the consolidated income statement. When the terms of an equity-settled award are modified, the minimum expense recognized in “Salaries and employees benefits” is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share, see Note 3(v).

(x)	Derivative financial instruments -
Trading:
Part of transactions with derivatives, while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized in the consolidated statements of financial position at cost and subsequently are re-measured at their fair value.  Fair values are estimated based on the market exchange and interest rates.  All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.  Gain and losses for changes in their fair value are recorded in the consolidated income statement.

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

Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item.  Hedges are formally assessed at each reporting date.  A hedge is regarded as highly effective if changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated is expected to offset in a range between 80 percent and 125 percent.

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria.

Notes to the consolidated financial statements (continued)

(i)	Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the consolidated income statement in finance costs.

Amounts recognized as other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in the cash flow hedge reserve until the forecast transaction or firm commitment affects profit or loss.

(ii)	Fair value hedges
The change in the fair value of an interest rate hedging derivative is recognized in the consolidated income statement in finance costs.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is also recognized in the consolidated income statement in finance costs.

For fair value hedges relating to consolidated items carried at amortized cost, the adjustment to carrying value is amortized through the consolidated income statement over the remaining maturity term. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is derecognized, the unamortized fair value is recognized immediately in the consolidated income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated income statement.

Notes to the consolidated financial statements (continued)

(iii)	Embedded derivates:
Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not held for trading or designated at fair value through profit or loss.

The Group has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Link”.  These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, see 3(f)(i), and note 7.

(y)	Segment reporting -
The Group reports financial and descriptive information about its reportable segments.  Reportable segments are operating segments or aggregations of operating segments that meet specified criteria.  Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision maker (“CODM”) in making decisions about how to allocate resources and is assessing performance.  Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to segments, note 26.

(z)	Fiduciary activities, management of funds and pension funds -
The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf.  These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, note 29.8.

Commissions generated for these activities are included in the caption “Other income” of the consolidated income statements.

(aa)	Sale and repurchase agreements -
Securities sold subject to repurchase agreements (‘Repos’) are presented as pledged assets when the counterparty has the right to sell or repledge the collateral; the counterparty liability is included in the caption “Due to banks and correspondents” or “Deposits and obligations”, as appropriate, in the consolidated statements of financial position.

The difference between sale and repurchase price is considered as interest and is accrued over the life of the related agreement using the effective interest method.

Notes to the consolidated financial statements (continued)

(ab)	Cash and cash equivalents -
For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances of cash and balances with central banks, overnight deposits and amounts due from banks with original maturities of three months or less.

(ac)	Reclassifications -
When it is necessary, the comparative figures have been reclassified to conform to the current year presentation.  Certain transactions were reclassified in the current year presentation; in Management’s opinion those reclassifications are not significant to the consolidated financial statement as of December 31, 2009 and 2008.

(ad)	Recently issued International Financial Reporting Standards but not yet effective -
The Group decided not to early adopt the following standards and interpretations that were issued but not effective as December 31, 2009:

-
IFRS 2 “Share-based Payment (Revised): Group Cash-settled Share-based Payment”, effective for periods beginning on or after January 1, 2010, with retrospective application.  This amendment provides guidance on how to account for cash-settled share-based payment transactions in the separate financial statements of an entity. This amendment will not have any impact on the Group´s consolidated financial statements.

-
IFRS 9 “Financial Instruments “, the IASB issued this IFRS as the first step in its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting on January 1, 2013, with early adoption permitted.  The IASB intends to expand IFRS 9 during 2010 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting.

-
IFRS 3 (Revised) “Business Combination and Consolidation” and IAS 27 (Revised) “Separated Financial Statements Consolidation”, effective modifications for periods beginning on or after July 1, 2009. Changes in IFRS 3 (Revised) affect the valuation of non-controlling interest, the accounting for transactions costs, the initial recognition and subsequent measurement of a contingent consideration and business combination achieved in stages. IAS 27 (amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners.

Notes to the consolidated financial statements (continued)

-
IAS 24 “Related Party Disclosures” (Revised), effective for periods beginning on or after January 1, 2011.  The amendment simplifies the identification of related party relationships, particularly in relation to significant influence and joint control.  In addition, a partial exemption from the disclosures has been included for government-related entities.

-
IAS 32 “Financial Instruments: Presentation – Classification of Rights Issues” (Amendment), effective for periods beginning on or after February 1, 2010.  The definition of a financial liability has been amended to classify rights issues (and certain options or warrants) as equity instruments if, the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, and they are used to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency.

-
IAS 39 “Financial Instruments: Recognition and Measurement – Eligible Hedged Items”,  effective for periods beginning on or after July 1, 2009, the amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations.

-
IFRIC 14 “Prepayments of a Minimum Funding Requirement” (Amendment), effective for periods beginning on or after January 1, 2011.  The IFRIC permits an entity to treat the prepayment of a minimum funding requirement as an asset.

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

-
IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”, effective for periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid in accordance with paragraph 41 of IAS 39 “Financial Instruments; Recognition and Measurement”.

Notes to the consolidated financial statements (continued)

-	Improvements to IFRSs
In April 2009 the IASB issued “Improvements to IFRSs”, its second omnibus of amendments to its standards and the related basis for conclusion.  There are separate effective date and transitional provisions for each standard.  The improvement project is an annual project that provides a mechanism for making necessary but non-urgent or significant amendments.

The Group is in process of assessing the impact, if any, that the application of these standards may have on their financial statements.

4.	Cash and due from banks
(a)	This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

Cash and clearing	679,694	625,954
Deposits in Peruvian Central Bank - BCRP	2,107,635	1,952,952
Deposits in banks	1,047,830	1,184,729
	3,835,159	3,763,635
Accrued interest	1,499	2,536

Total	3,836,658	3,766,171

(b)
As of December 31, 2009 and 2008, cash and due from banks balances include approximately US$2,605.1 and US$2,488.7 million, respectively, mainly from Banco de Crédito del Perú (BCP), which represent the legal reserve that Peruvian banks must maintain for its obligations with the public, and are within the limits established by prevailing Peruvian legislation at those dates.

The legal reserve funds maintained with BCRP are not interest-bearing, except for the part of the mandatory reserve in U.S. Dollars that exceeds the minimum legal reserve.  As of December 31, 2009, this excess amounts to approximately US$1,790.8 million and bears interest in U.S. Dollars at an average annual interest rate of 0.14 percent (approximately US$1,601.6 million and 0.4 percent, respectively as of December 31, 2008).

Notes to the consolidated financial statements (continued)

5.	Investments available-for-sale
(a)	This item is made up as follows:

	2009				2008
		Unrealized gross amount				Unrealized gross amount
	Amortized cost	Gains	Losses (b)	Estimated fair value	Amortized cost	Gains	Losses (b)	Estimated fair value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Fixed maturity -
BCRP certificates of deposit (d)	1,545,343	386	(24)	1,545,705	2,209,460	2,939	(3,457)	2,208,942
Corporate, leasing and subordinated bonds (e)	1,440,006	54,932	(9,302)	1,485,636	947,991	16,015	(58,109)	905,897
Government’s treasury bonds (f)	904,424	103,787	(438)	1,007,773	833,153	57,678	(10,231)	880,600
Central Bank of Bolivia certificates of deposit (g)	111,102	793	-	111,895	217,516	115	(81)	217,550
Participations in mutual funds	167,052	7,726	(240)	174,538	97,234	2,189	(2,479)	96,944
Collateralized mortgage obligations (CMO) (h)	67,810	15	(5,092)	62,733	96,256	46	(22,375)	73,927
US Government – Agencies and Sponsored Enterprises (i)	16,824	540	-	17,364	41,000	3,718	(67)	44,651
Restricted mutual funds (j)	53,104	18,976	-	72,080	49,775	1,887	-	51,662
Participation in RAL’s funds (k)	83,898	-	-	83,898	73,268	-	-	73,268
Negotiable certificates of deposit	24,126	2,337	-	26,463	41,628	1,003	(76)	42,555
Hedge funds	10,811	3,691	-	14,502	31,742	2,920	(284)	34,378
Bonds of international financial entities	66,267	2,811	-	69,078	34,799	116	(587)	34,328
Other	24,933	674	(9)	25,598	30,892	5	(770)	30,127
	4,515,700	196,668	(15,105)	4,697,263	4,704,714	88,631	(98,516)	4,694,829

Shares -
Listed securities (l)	106,071	185,412	(1,304)	290,179	101,593	109,032	(5,936)	204,689
Not-listed securities	35,464	5,284	(194)	40,554	6,242	1,761	(3)	8,000
	141,535	190,696	(1,498)	330,733	107,835	110,793	(5,939)	212,689

	4,657,235	387,364	(16,603)	5,027,996	4,812,549	199,424	(104,455)	4,907,518

Accrued interest				51,610				43,236

Total				5,079,606				4,950,754

Notes to the consolidated financial statements (continued)

(b)
Credicorp’s Management has determined that the unrealized losses as of December 31, 2009 and 2008 are of temporary nature.  Management intents and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

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

Credicorp’s Management has considered the following criteria in determining whether a loss is temporary or not for debt investments (fixed maturity):

-
Assess whether it is probable that the Group will receive all amounts due according to the contractual terms (principal and interest). The identification of credit-impaired debt investments considers a number of factors, including the nature of the debt investment and the underlying collateral, the amount of subordination or credit enhancement, published credit rating and other information, and other evidential data of the probable cash flows from the debt investment. If recovery of all amounts due is not probable; a “credit impairment” is deemed to exist, and the unrealized loss is recorded directly in the consolidated income statement.  This unrealized loss recorded in income represents the debt investment decline in fair value, including the decline due to forecasted cash flow shortfalls as well as general market spread widening.

-
For debt investments with unrealized losses but not identified as impairment, Credicorp’s Management determines whether it has the positive intent and ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in its amortized cost.  Credicorp’s Management estimates the forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums).  Management’s assertion regarding its intent and ability to hold investments considers a number of factors, including a quantitative estimate of the expected recovery period and the length of that period (which may extend to maturity), the severity of the impairment, and Credicorp’s Management intended strategy. If Credicorp’s Management does not have the intent and ability to hold the security for a sufficient time period, the unrealized loss is recorded directly in the consolidated income statement.

(c)
For the year ended December 31, 2009, as a result of the impairment assessment of its investments available-for-sale, the Group recorded an impairment amounting to US$9.8 million (US$60.4 million of gross impairment, and US$55.7 million net of deferred taxes and minority interest as of December 31, 2008), which is presented in the consolidated income statement caption “Impairment loss on available-for-sale investments”.

Notes to the consolidated financial statements (continued)

The movement of “Available-for-sale investments reserves”, net of deferred income tax and minority interest is presented in note 16(c).

(d)
BCRP certificates of deposit are discounted Nuevo Sol instruments with maturities due within one year and are acquired in public auctions.  Annual effective interest rates in Peruvian currency range between 1.13 and 1.39 percent as of December 31, 2009 (between 6.55 and 7.06 annual percent as of December 31, 2008).

As of December 31, 2008, this amount also included BCRP certificates of deposit in US$ Dollars amounting to US$1,070.7 million, with maturities between January and April  2009.  These certificates accrued interests at annual effective rates that range between 0.34 and 1.55 percent.

As of December 31, 2008, the Group entered into BCRP - Repo transactions in Peruvian currency with its clients using these securities for approximately US$294.2 million.  At that date, these transactions earned an annual effective interest rate between 6.75 and 7.00 percent and with maturities between February and November 2009.

(e)
As of December 31, 2009 and 2008, comprise mainly corporate bonds for US$1,460.9 and US$898.4 million, respectively, with maturities between January 2010 and November 2066 (between January 2009 and November 2066 as of December 31, 2008).  These bonds accrue interests at annual effective rates that range between 0.67 and 7.47 percent for the bonds denominated in Peruvian currency (between 2.81 and 8.80 percent as of December 31, 2008), and between 0.38 and 13.93 percent for the bonds denominated in U.S. Dollars (between 1.58 and 18.4 percent as of December 31, 2008).  The unrealized losses on these investments as of December 31, 2008, corresponded to 178 items of which the highest individual unrealized loss amounts to approximately US$2 million.

Notes to the consolidated financial statements (continued)

(f)
Includes principally debt instruments issued by the Peruvian Government in Euros for an equivalent of US$364.4 million, in U.S. dollars for US$257.0 million and in Nuevo Sol for an equivalent of US$165.3 million, the Colombian Government in U.S. dollars for US$89.5 million and Colombian Peso for an equivalent of US$64.3 million, and the Government of Brazil in U.S. dollars for US$19.1 million, as of December 31, 2009 (US$795.2, US$67.7 and US$4.9 million, issued by the Peruvian Government, the Colombian Government and El Salvador Government, respectively, as of December 31, 2008).  Their maturities are between March 2010 and August 2046 (between January 2009 and August 2046 as of December 31, 2008) and earned interests at annual effective rates that range between 1.06 and 9.50 percent (between 2.85 and 9.15 percent as of December 31, 2008).

(g)
As of December 31, 2009 and 2008, certificates of deposit issued by the Central Bank of Bolivia are denominated in Pesos Bolivianos, had maturities between January and December 2010 and between January and July 2009, respectively, and accrued interest at annual effective rates that ranges between 1.50 and 11.77 percent and between 7.42 and 11.45 percent, respectively.

As of December 31, 2009, the Group entered into Repo transactions in Pesos Bolivianos with its clients for an equivalent of US$35.0 million using these securities.  At that date, these transactions earned interest at current market rates in Bolivia and with maturities in February 2010.

(h)
Collaterized mortgage obligations are not related with “sub prime mortgages”, they correspond to senior tranches and have maturities between May 2033 and January 2047 (between December 2015 and January 2047 as of December 31, 2008) and accrues interest at annual effective rates that ranges between 3.43 and 13.70 percent (between 3.80 and 14.20 percent as of December 31, 2008).  The unrealized losses on these instruments as of December 31, 2009 correspond to 21 items of which the highest individual unrealized loss amounts to approximately US$1.8 million (23 items and US$1.5 million, respectively, as of December 31, 2008).

(i)
Corresponds to debt instruments issued by US Government – Agencies and Sponsored Enterprises.  Their maturities are between January 2010 and August 2038 (between April 2009 and August 2038 as of December 31, 2008) and earned interest at annual effective rates between 3.98 and 5.77 percent (between 4.05 and 6.30 percent as of December 31, 2008).

(j)
Restricted mutual funds comprise participation quotas on the private pension funds managed by the Group as required by Peruvian regulations.  They have a restricted disposal and their profitability is the same as the one obtained by the private pension funds managed.

(k)
The participation quotas in the Fund “Requirement of Cash Assets” (RAL for its Spanish acronym) are denominated in Pesos Bolivianos and comprise investments made by the Group in the Central Bank of Bolivia as collateral for the deposits maintained with the public.  Such fund has restrictions for its use and it is required for all banks established in Bolivia.  The fund accrues interest at an average annual effective rate of 8.58 and 5.48 percent as of December 31, 2009 and 2008, respectively.

Notes to the consolidated financial statements (continued)

(l)
As of December 31, 2009, the unrealized gains on listed securities arises mainly from shares in Banco de Crédito e Inversiones de Chile - BCI Chile, Inversiones Centenario S.A., Alicorp S.A.A. and Edelnor S.A., which amounted to US$70.9, US$41.2, US$25.6 and US$22.8 million, respectively (US$18.2, US$28.8, US$8.8 y US$14.9 million, respectively, as of December 31, 2008).

(m)
As of December 31, 2009, the Group has cash flow hedges and fair value hedges over investments available for sale for a notional amount of US$71.1 million and US$373.3 million, respectively.  These investment under cash flow hedges were economically converted to US$ Dollars with fixed rate; and investment under fair value hedges were economically converted to US$ Dollars with variable rate (global bonds in Euros), and variable rate (fixed bonds in US$), see note 11(b).

(n)	Amortized cost and estimated fair value of investments available-for-sale classified by maturity are as follows:

	2009		2008
	Amortized cost	Fair value	Amortized cost	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)

Up to 3 months	1,419,936	1,451,352	2,021,269	2,023,679
From 3 months to 1 year	919,290	922,408	950,129	946,040
From 1 to 3 years	505,941	524,139	284,307	279,245
From 3 to 5 years	677,097	722,548	262,785	258,791
Over 5 years	993,436	1,076,816	1,186,224	1,187,074
Without maturity (shares)	141,535	330,733	107,835	212,689

Total	4,657,235	5,027,996	4,812,549	4,907,518

Notes to the consolidated financial statements (continued)

6.	Loans, net
(a)	This item is made up as follows:

	2009	2008
	US$(000)	US$(000)
Direct loans -
Loans	7,927,451	7,324,485
Leasing receivables	1,997,562	1,792,827
Credit card receivables	1,059,433	854,968
Discounted notes	349,126	368,648
Advances and overdrafts	47,147	102,687
Factoring receivables	163,443	124,537
Refinanced and restructured loans	59,459	55,179
Past due and under legal collection loans	184,567	82,867
	11,788,188	10,706,198
Add (less) -
Accrued interest	80,316	90,094
Unearned interest	(282,869)	(249,914)
Allowance for loan losses (d)	(354,355)	(224,337)

Total direct loans, net	11,231,280	10,322,041

Indirect loans, note 19(a)	2,528,135	1,755,902

(b)	Loans by class, are as follows:

	2009	2008
	US$(000)	US$(000)

Commercial loans	8,566,659	8,058,585
Residential mortgage loans	1,753,736	1,485,214
Consumer loans	1,467,793	1,162,399

Total	11,788,188	10,706,198

(c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

Notes to the consolidated financial statements (continued)

(d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2009
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	161,170	30,832	56,061	248,063
Provision	79,551	9,781	74,060	163,392
Recoveries of written-off loans	12,984	939	10,005	23,928
Acquisition of Edyficar, note 2	19,443	106	1,356	20,905
Loan portfolio written-off	(32,364)	(958)	(54,605)	(87,927)
Translation result	3,012	771	3,905	7,688
Ending balances (*)	243,796	41,471	90,782	376,049

	2008
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	184,584	14,454	30,662	229,700
Provision (recoveries)	(10,667)	16,024	43,403	48,760
Recoveries of written-off loans	19,956	808	10,515	31,279
Loan portfolio written-off	(31,595)	(291)	(27,422)	(59,308)
Translation result	(1,108)	(163)	(1,097)	(2,368)

Ending balances (*)	161,170	30,832	56,061	248,063

Notes to the consolidated financial statements (continued)

	2007
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	183,374	9,253	17,959	210,586
Provision (recoveries)	(5,591)	4,884	29,146	28,439
Recoveries of written-off loans	26,016	2,587	5,481	34,084
Loan portfolio written-off	(22,079)	(2,395)	(22,792)	(47,266)
Translation result	2,864	125	868	3,857

Ending balances (*)	184,584	14,454	30,662	229,700

(*)
The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately US$354.4  and US$21.7 million, respectively, as of December 31, 2009 (approximately US$224.3 and US$23.7 million; and US$211.3 and US$18.4 million, as of December 31, 2008 and 2007, respectively).  The allowance for indirect loan losses is included in the caption “Other liabilities” of the consolidated statements of financial position, note 11(a).

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2009 and 2008 and 2007 has been established in accordance with IAS 39 and is sufficient to cover the losses on the loan portfolio, note 3(i).

(e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

(f)	Interest on past due and under legal collection loans are recognized when collected.
Interest income that would have been recorded for these loans in accordance with their original contract terms amounts to approximately US$ 27.9, US$17.0 and US$18.7 million as of December 31, 2009, 2008 and 2007, respectively.

Notes to the consolidated financial statements (continued)

(g)	As of December 31, 2009 and 2008, the direct gross loan portfolio classified by maturity, based on the remaining period to repayment date is as follows:

	2009	2008
	US$(000)	US$(000)

Outstanding loans -
Up to 1 year	6,269,810	6,307,197
From 1 to 3 years	2,077,950	1,648,821
From 3 to 5 years	1,218,240	1,033,375
Over 5 years	2,037,621	1,633,938

Past due loans -
Up to 4 months	70,602	34,955
Over 4 months	64,105	22,569
Under legal collection loans	49,860	25,343

Total	11,788,188	10,706,198

7.	Financial assets designated at fair value through profit or loss
(a)	This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

Citigroup indexed certificates (b)	115,007	129,631
Investment – Unit Link (c)	20,663	8,314

	135,670	137,945

(b)
In connection with the liabilities that result from Credicorp´s stock appreciation rights (SARs), (note 18), BCP signed several contracts with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited, Citigroup Capital Market Inc (hereinafter “Citigroup”) and Calyon Financial Products (Guernsey) Limited (hereinafter “Calyon”).

These contracts consist of the purchase of certificates indexed to the performance of Credicorp Ltd. (BAP) shares, in the form of “warrants” issued by Citigroup and Calyon, which the same number of Credicorp Ltd. shares.  These certificates are cash settled and, at their maturity, they pay an amount equal to the final settlement price minus the strike price (US$ 0.0000001) plus the accrued dividends, less the annual fee multiplied by the number of warrants underlying the certificate.  The final settlement price is equivalent to the daily volume-weighted average of the per share price for BAP shares on each business day, on which Citigroup or any of its affiliates or Calyon effects any transactions with respect to BAP shares in order to unwind its position established and maintained to hedge its price and market risk with respect to the issued certificates.

Notes to the consolidated financial statements (continued)

The certificates have a maturity of 5 years but can be settled anytime before their maturity, partially or totally.  As of December 31, 2009 and 2008, the Group had acquired 1,472,414 and 2,487,414 certificates, respectively, at a total cost of US$87.8 and US$129.1 million, respectively (US$67.8 and US$51.9 per certificate on average, respectively).  At those dates, the estimated market value amounted to US$115.0 million and US$129.6 million, respectively (US$78.1 and US$52.1 per certificate on average, as of December 31, 2009 and 2008, respectively). For the year 2009, the gain resulting from the difference between cost and estimated market value amounting to approximately US$37.3 million (loss of US$67.1 million for the year 2008) has been recorded in the caption “Net gain (loss) on financial assets and liabilities designated at fair value through profit and loss” of the consolidated statement of income, according to the accounting principle described in note 3(x).

(c)
The Group issues unit-linked investment policies whereby the policyholder bears the investment risk on the assets held in the unit-linked funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.  For the year 2009, the gain recorded for these investment amounting to approximately US$5.5 million (gain of US$1.7 million for the year 2008) are presented in the caption “Net gain (loss) on financial assets and liabilities designated at fair value through profit and loss” of the consolidated statement of income, according to the accounting principles described in note 3(x).

8.	Receivable and payable accounts from insurance contracts
(a)
As of December 31, 2009 and 2008, the caption “Premiums and other policies receivable” includes balances which primarily due in a current period, have no collaterals and present no material past due balances.

(b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Notes to the consolidated financial statements (continued)

Accounts receivable:

	2009	2008
	US$(000)	US$(000)

Beginning balances	165,144	116,141
Reported claims of premiums ceded	51,895	64,787
Premiums ceded unearned during the year	(15,381)	1,054
Premiums assumed	8,304	22,664
Settled claims of premiums ceded by facultative contracts	18,713	14,885
Collections and other	(91,577)	(54,387)

Ending balances	137,098	165,144

Accounts receivable as of December 31, 2009 and 2008, include US$16.6 million and US$32.0 million, respectively which correspond to the unearned portion of the ceded premiums to the reinsurers.

Accounts payable:

	2009	2008
	US$(000)	US$(000)

Beginning balances	55,841	33,963
Premiums ceded to reinsurers by facultative contracts	72,925	85,355
Coinsurance granted	12,171	2,531
Payments and other	(92,928)	(66,008)

Ending balances	48,009	55,841

Accounts payable to reinsurers are primarily related to the proportional facultative contracts for ceded premiums, automatic non-proportional contracts (excess of loss) and reinstallation premiums.  For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period.  The net movement of the accounts payable  of non-proportioned contracts (excess of loss) as well as installation premiums of the years 2009 and 2008 are included in the concept “Payments and  other” for US$24.8 million and U$26.4 million, respectively.

Notes to the consolidated financial statements (continued)

9.	Property, furniture and equipment, net
(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2009 and 2008, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1st	38,367	277,825	110,758	81,099	219,112	29,066	28,766	784,993	708,483
Additions	1,271	2,203	2,068	4,714	18,554	1,537	14,704	45,051	91,353
Acquisition of Edyficar, note 2	2,000	2,733	-	2,662	2,640	1,771	-	11,806	-
Transfers	-	11,978	5,268	1,397	767	642	(20,052)	-	-
Sales and other	(1,348)	(66)	(493)	(862)	(6,213)	(4,275)	1,296	(11,961)	(14,843)
Balance as of December 31	40,290	294,673	117,601	89,010	234,860	28,741	24,714	829,889	784,993

Accumulated depreciation -
Balance as of January 1st	-	145,950	70,116	60,515	169,398	9,556	-	455,535	433,548
Depreciation for the year	-	7,193	7,249	3,684	21,060	2,686	-	41,872	36,034
Acquisition of Edyficar, note 2	-	151	-	759	1,801	840	-	3,551	-
Sales and other	-	78	(472)	(878)	(6,123)	(2,209)	-	(9,604)	(14,047)
Balance as of December 31	-	153,372	76,893	64,080	186,136	10,873	-	491,354	455,535

Net book value	40,290	141,301	40,708	24,930	48,724	17,868	24,714	338,535	329,458

(b)	Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

(c)
As of December 31, 2009, Credicorp and its Subsidiaries have property available for sale for approximately US$24.2 million, net of its accumulated depreciation amounting to approximately US$9.6 million (US$25.0  and US$8.8 million, respectively, as of December 31, 2008).

(d)
Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations.  In Management’s opinion, as of December 31, 2009 and 2008 there is no evidence of impairment of the Group’s property, furniture and equipment.

Notes to the consolidated financial statements (continued)

10.	Intangibles assets and goodwill, net
(a)	Intangibles –
The movement of intangible assets for the years ended December 31, 2009 and 2008 is as follows:

Description	Client Relationships	Brand name	Software	Developments	Other	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1st	88,378	-	69,160	54,926	11,598	224,062	187,237
Additions	-	-	12,128	935	39,612	52,675	39,261
Acquisition of Edyficar, note 2	6,574	13,159	2,951	-	-	22,684	-
Transfers	-	-	4	19,767	(19,771)	-	-
Withdrawls and other	-	-	(349)	(619)	(1,375)	(2,343)	(2,436)
Balance as of December 31	94,952	13,159	83,894	75,009	30,064	297,078	224,062

Accumulated amortization -
Balance as of January 1st	9,436	-	29,483	21,461	7,339	67,719	47,552
Amortization of the year	4,500	105	12,483	9,952	2,187	29,227	21,335
Acquisition of Edyficar, note 2	-	-	1,072	-	-	1,072	-
Withdrawls and other	23	-	(353)	(512)	(615)	(1,457)	(1,168)
Balance as of December 31	13,959	105	42,685	30,901	8,911	96,561	67,719

Net book value	80,993	13,054	41,209	44,108	21,153	200,517	156,343
During the years ended December 31, 2009 and 2008, Credicorp capitalized disbursements related to the implementation and development of sundry computer systems in BCP (mainly SAP-ERP).

Notes to the consolidated financial statements (continued)

(b)	Goodwill -
This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

Goodwill -
Edyficar, note 2	50,696	-
Prima AFP	44,594	44,594
Banco de Crédito del Perú	18,733	18,609
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	13,007	13,007
Atlantic Security Holding Corporation	10,660	10,660
Coporación Novasalud Perú S.A. EPS	3,744	3,744

Book value, net	141,434	90,614

Management annually assesses goodwill to identify any impairment; assumptions used are consistent with previous years.  As of December 31, 2009 and 2008, Management concluded that there is no impairment in the recorded goodwill.

Notes to the consolidated financial statements (continued)

11.	Other assets and other liabilities
(a)	These items are made up as follows:

	2009	2008
	US$(000)	US$(000)

Other assets -
Financial instruments:
Value added tax credit	152,548	124,880
Derivatives receivable (b)	97,341	79,275
Accounts receivable	61,086	56,886
Income tax prepayments, net	59,175	27,417
Operations in process (c)	50,072	38,282
	420,222	326,740
Non-financial instruments:
Deferred income tax asset, note 17(c)	84,070	67,173
Prepaid expenses	66,213	56,252
Deferred fees	30,130	36,526
Investments in associates	8,541	8,474
Other	18,365	15,755
	207,319	184,180
Total	627,541	510,920

Other liabilities -
Financial instruments:
Payroll, taxes, salaries and other personnel expenses	173,953	126,295
Derivatives payable (b)	167,849	256,792
Accounts payable	156,032	126,421
Operations in process (c)	51,187	36,996
Contributions	25,874	4,882
Allowance for indirect loan losses, note 6(d)	21,694	23,726
	596,589	575,112
Non-financial instruments:
Deferred income tax liability, note 17(c)	89,406	66,133
Provision for sundry risks (d)	27,225	47,512
Other	12,803	13,642
	129,434	127,287
Total	726,023	702,399

Notes to the consolidated financial statements (continued)

(b)
The table below presents the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts.  The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured.  The notional amounts indicate the volume of transactions outstanding at year end and are not indicative of market risk on credit risk, note 19(c).

		2009
	Note	Assets	Liabilities	Notional amount	Hedged instrument
		US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward exchange contracts		39,611	19,138	2,614,381	-
Interest rate swaps		29,023	31,695	618,006	-
Currency swaps		14,245	12,025	435,518	-
Options		198	161	24,374	-

Derivatives held as hedges -
Cash flow hedge (ii) :
Forward exchange contracts	5(m)	-	13,532	71,180	Investments available for-sale
Interest rate swaps	12(a)	1,706	1,614	316,021	Deposits
Interest rate swaps	13(a)(i)(*)	-	11,395	410,000	Due to banks
Interest rate swaps	13(b)	-	63,629	649,177	Borrowed funds
Cross currency swaps	15(a)(i)(*)	1,737	-	111,508	Bonds issued
Cross currency swaps	15(a)(i)	24	106	15,687	Bonds issued
Cross currency swaps and interest rate swaps (iii)	15(a)(i)	7,761	2,855	113,362	Bonds issued

Fair value hedge (iv) :
Cross currency swaps	5(m)	2,464	11,646	318,325	Investments available-for-sale
Interest rate swaps	5(m)	572	53	55,047	Investments available-for-sale

		97,341	167,849	5,752,586

Notes to the consolidated financial statements (continued)

		2008
	Note	Assets	Liabilities	Notional amount	Hedgee instruments
		US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward exchange contracts		33,427	49,979	2,478,234	-
Interest rate swaps		32,918	38,181	763,126	-
Currency swaps		12,904	9,675	192,899	-

Derivatives held as hedges -
Cash flow hedge (ii) :
Interest rate swaps	12(a)	-	4,558	177,902	Deposits
Interest rate swaps	13(a)(i)(*)	-	13,038	410,000	Due to banks
Interest rate swaps	13(b)	-	95,382	696,000	Borrowed funds
Cross currency swaps		-	3,126	24,009	Due to banks
Cross currency swaps	15(a)(i)	-	2,866	15,687	Bonds issued
Cross currency swaps and interest rate swaps (iii)	15(a)(i)	26	19,389	113,362	Bonds issued

Fair value hedge (v) :
Cross currency swaps	15(a)(iii)	-	20,598	163,985	Subordinated notes

		79,275	256,792	5,035,204

(i)
The Group’s derivative trading activities mainly relate to transactions with customers.  The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.  Also included under this caption are any derivatives which do not meet IAS 39 hedging requirements.

(ii)
The Group is exposed to variability in future interest cash flows on assets and liabilities in foreign currency and/or which bear interest at variable rates.  The Group uses interest rate swaps - IRS, cross currency swaps - CCS and forward exchange contract as cash flow hedges of these risks.

A schedule indicating as of December 31, 2009 the periods when the cash flows hedges are expected to occur and when they are expected to affect the consolidated income statement is as follows:

Notes to the consolidated financial statements (continued)

	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
	US$(000)	US$(000)	US$(000)	US$(000)

Cash outflows (liabilities)	(508,574)	(683,522)	(466,844)	(224,984)

Consolidated income statement	(65,449)	(35,232)	29,488	615

As of December 31, 2009 and 2008, the accumulated balance of unrealized loss on cash flow hedges recorded as other comprehensive income in the cash flow hedge reserve amounted to US$51.5 and US$118.1 million, respectively, see note 16(c).  The transfer of net loss on cash flow hedges to the consolidated income statement is presented in note 16(c).

(iii)
On December 2007 and during the first months of 2008, the Group entered into three CCS contracts which were initially designated as fair value hedges as they reduced the Group’s exposure to changes in the fair value of three fixed-rate corporate bonds issued in Peruvian currency, see note 15 (a)(i); arising from changes in the exchange rate and interest rates.

During 2008, given the international context, the Group entered into three IRS contracts aimed at mitigating the inherent risks in having a variable interest rate (Libor) for the hedged corporate bonds indicated in the previous paragraph; fixing again their respective interest rates.  Therefore, in accordance with IAS 39, the initial designations of fair value hedges were revoked and the combined CCS and IRS were redesignated as cash flow hedges from the date of entering into the IRS contracts.

(iv)
The Group maintains CCS and IRS designated as fair value hedge of certain investments available for sale.  CCS reduce the exposure to changes in the fair value of fixed rate global bonds denominated in Euros, related to variations in the foreign currency exchange and interest rates.  Furthermore, IRS reduce the exposure to changes in the fair value of fixed bonds in US$ issued by the Peruvian Government, corporative entities, and international financial entities related to variations in the interest rates, see note 5(m).

(v)
On January 2008, the Group entered into a CCS contract, initially designated as fair value hedges as it reduced the Group’s exposure to changes in the fair value of fixed-rate subordinated notes issued by BCP in Peruvian currency, see note 15 (a)(iii); arising from changes in the exchange rate and interest rates (Libor).

On January 2009, the Group entered into an IRS contract aimed at mitigating the inherent risks in having a variable interest rate (Libor) for the hedged subordinated notes indicated in the previous paragraph; fixing their respective interest rates. The initial designation of fair value hedges was revoked and the combined CCS and IRS were redesignated as cash flow hedges from the date of entering into the IRS contracts.  Therefore, net loss on these cash flow hedges was recognized directly in the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

Subsequently, in October 2009, the Group discontinued prospectively the combined cash flow hedge of CCS and IRS through the unwinding of these instruments.  The cumulative gain from the fair value of these hedging instruments amounting to US$5.9 and US$7.7 million, respectively, previously recognized in the consolidated statements of comprehensive income, will be recognized in the consolidated income statement during the remaining term of the underlying liability (subordinated notes), 8 years.

(c)
Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final consolidated statements of financial position account until the first days of the following month.  These transactions do not affect the Group’s net consolidated income.

(d)	The movement of the provision for sundry risks for the years ended on December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Beginning balance	47,512	24,038	17,179
Provision (i), note 24	14,425	37,549	8,096
Decreases	(34,712)	(14,075)	(1,237)

Ending balance	27,225	47,512	24,038

(i)
The year 2008 provision include US$36.4 million related to the estimated liability arising from a fund managed by ASHC, which had invested with Bernard L. Madoff Investment Securities LLC (Madoff Securities) on behalf of its clients. The Group disbursed most part of this liability during 2009. In Management’s opinion, based in the information available up to date, it is not expected that any additional liability will be incurred.

Due to the nature of its business, the Group has some pending legal claims for which it records a provision when, in Management’s and its legal advisor’s opinion, they will result in an additional liability and such amount can be reliably estimated.  Regarding any legal claim against the Group which has not been provided for, in Management’s and its legal advisor’s opinion, they will not have a material effect on the Group’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

12.	Deposits and obligations
(a)	This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

Time deposits	4,751,861	4,856,112
Demand deposits	4,521,746	4,578,247
Saving deposits	3,539,665	2,968,739
Severance indemnity deposits	1,069,506	1,039,887
Client - Repurchase agreements	35,000	294,030
Bank’s negotiable certificates	120,932	140,013

	14,038,710	13,877,028

Interest payable	53,118	73,409

Total	14,091,828	13,950,437

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on their average balance; on the other hand balances that are lower than a specified amount, do not bear interest.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.  As of December 31, 2009, the Group has hedged time deposits with variable interest rates through interest rate swaps for a notional amount of US$316.0 million (US$177.9 million, as of December 31, 2008); as a result, these time deposits were economically converted to fixed rate, see note 11(b).

Notes to the consolidated financial statements (continued)

(b)	The amounts of non-interest and interest bearing deposits and obligations are made up as follows:

	2009	2008
	US$(000)	US$(000)
Non-interest bearing deposits and obligations -
In Peru	2,613,118	2,710,770
In other countries	684,877	502,759
	3,297,995	3,213,529
Interest bearing deposits and obligations -
In Peru	8,778,750	8,689,977
In other countries	1,961,965	1,973,522
	10,740,715	10,663,499

Total	14,038,710	13,877,028

(c)	Time deposits balance classified by maturity is as follows:

	2009	2008
	US$(000)	US$(000)

Up to 3 months	3,384,624	3,039,029
From 3 months to 1 year	1,134,480	1,578,258
From 1 to 3 years	147,135	147,008
From 3 to 5 years	82,088	51,876
More than 5 years	3,534	39,941

Total	4,751,861	4,856,112

As of December 31, 2009 and 2008, in Management’s opinion the Group’s deposits and obligations are widely diversified with no significant concentrations.

Notes to the consolidated financial statements (continued)

13.	Due to banks and correspondents and borrowed funds
(a)	Due to bank and correspondents -
This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

International funds and others (i)	1,051,739	1,016,932
Promotional credit lines (ii)	81,550	109,730
Inter-bank funds	29,031	39,216
	1,162,320	1,165,878
Interest payable	5,118	14,113

Total	1,167,438	1,179,991

(i)	This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

Syndicated loan (*)	410,000	410,000
Corporación Andina de Fomento - CAF	202,941	180,000
Citibank N.A.	71,552	20,000
Wells Fargo & Co.	60,000	60,326
Standard Chartered Bank	51,030	2,730
Bank of America	45,000	-
Commercebank N.A.	39,000	20,000
Chase Manhattan Bank	30,000	-
Bank of New York	30,000	20,000
Toronto Dominion Bank	-	47,000
Dresdner Bank AG. Frankfurt	-	45,000
JP Morgan Chase & Co.	-	32,000
Other	112,216	179,876

Total	1,051,739	1,016,932

(*)
As of December 31, 2009 and 2008, this amount was related to a syndicated loan amounting to US$ 410.0 million obtained from several international financial entities, with maturity due within three years and an interest rate of Libor plus 0.70 percent during the first year, Libor plus 0.75 percent during the second year and Libor plus 0.85 percent during the third year.  The syndicated loan, subject to variable interest rate risk, has been hedged through interest rate swap operations for a notional amount of US$410.0 million with the same maturities; as a result, this loan was economically converted to fixed rate, see note 11(b).

Notes to the consolidated financial statements (continued)

As of December 31, 2009, these loans have maturities between January 2010 and February 2019 (between January 2009 and March 2011 as of December 31, 2008) and their annual interest rate is between 0.73 and 12.00 percent (between 3.11 and 7.77 percent as of December 2008).

Some of these borrowings include standard covenants related to financial ratios, use of funds and other administrative matters, which in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the consolidated statements of financial position.

(ii)
Promotional credit lines represent loans granted to BCP by Corporación Financiera de Desarrollo (COFIDE) to promote the development of Peru, they have maturities between January 2010 and December 2029 and their annual interest rates are between 6.25 and 7.75 percent (between October 2009 and December 2028 and annual interest rate between 6.20 and 7.75 percent as of December 31, 2008). These credit lines are secured by a loan portfolio amounting to US$81.6 and US$109.7 million as of December 31, 2009 and 2008, respectively.

Promotional credit lines include standard covenants related to financial ratios, use of funds and other administrative matters, which in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the consolidated statements of financial position.

(b)	Borrowed funds -
This item is made up as follows:

	Interest	Maturity	2009	2008
	%		US$(000)	US$(000)

CCR Inc. MT-100, Payment rights master Trust -
2005 Series A Floating Rate Certificates	Libor 1m + 21 bps	10/10/2012	213,110	221,079
2005 Series B Floating Rate Certificates	Libor 1m + 60 bps	12/10/2009	-	37,918
2006 Series A Floating Rate Certificates	Libor 1m + 24 bps	10/03/2016	100,000	100,000
2007 Series A Floating Rate Certificates	Libor 1m + 28 bps	10/07/2017	350,000	350,000
2007 Series B Floating Rate Certificates	Libor 1m + 25 bps	10/07/2014	150,000	150,000
2008 Series A Fixed Rate Certificates	6.27	10/06/2015	126,111	141,719
2008 Series B Floating Rate Certificates	Libor 1m + 225 bps	10/12/2015	150,000	150,000

Total			1,089,221	1,150,716

All issuances are secured by the collection of BCP’s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

Notes to the consolidated financial statements (continued)

Loans obtained include the obligation to comply with certain covenants which, in Management’s opinion, are being fulfilled at the date of the consolidated statements of financial position.

BCP has signed an insurance policy with AMBAC Assurance Corporation, which guarantees the timely payment of scheduled principal and certain accrued interest of all of the 2007 and 2006 issuances (Series A y B).

As of December 31, 2009 and 2008, Series 2007 (A and B) and a portion (70 percent) of the 2005 total issuance (Series A and B), subject to variable interest rate risk, are hedged through an interest rate swap operation; as a result, these issuance were economically converted to fixed rate, see note 11(b).

(c)	As of December 31, 2009 and 2008, maturities of due to bank and correspondents and borrowed funds are shown below, based on the remaining period to the repayment date:

Due to bank and correspondents	2009	2008
	US$(000)	US$(000)

Up to 3 months	622,342	369,483
From 3 months to 1 year	235,913	256,884
From 1 to 3 years	210,125	502,039
From 3 to 5 years	31,048	6,468
More than 5 years	62,892	31,004

Total	1,162,320	1,165,878

Borrowed funds	2009	2008
	US$(000)	US$(000)

Up to 1 year	113,857	63,324
From 1 to 3 years	394,759	317,541
From 3 to 5 years	312,297	362,374
More than 5 years	268,308	407,477

Total	1,089,221	1,150,716

(d)
As of December 31, 2009 and 2008, credit lines granted by several local and foreign financial institutions, available for future operating activities or to settle capital commitments amounted to US$1,812.2 million (US$1,617.0 million as of December 31, 2008).

Notes to the consolidated financial statements (continued)

14.	Technical reserves, insurance claims reserves and reserves for unearned premiums
(a)	This item is made up as follows:

	2009
	Reserves for direct claims	Claims assumed	Technical reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	70,960	-	630,183	701,143
General insurance	139,539	2,828	112,804	255,171
Health insurance	38,625	8	23,844	62,477

Total	249,124	2,836	766,831	1,018,791

	2008
	Reserves for direct claims	Claims assumed	Technical reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	64,553	-	553,127	617,680
General insurance	137,297	32,812	124,846	294,955
Health insurance	37,741	27	17,367	55,135

Total	239,591	32,839	695,340	967,770

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR).  Reported claims are adjusted on the basis of technical reports received from independent adjusters.  Claims to be paid by the reinsurers and coinsurers are shown as ceded claims, which are presented in the caption “Accounts receivable from reinsurers and coinsurers”.

As of December 31, 2009, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of US$20.2 million, US$4.3 million and US$19.3 million, respectively (US$15.2, US$4.7 and US$20.1 millions, respectively, as of December 31, 2008).

During 2009 and previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant.  In the case of general and health risks, retrospective analysis indicate that the amounts provisioned are greater than the settled claims and those pending liquidation by a percentage that does not exceed 10 percent of the provisioned amounts.  Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2009 and 2008.

The movement for the years ended December 31, 2009 and 2008 of insurance claims and technical reserves is as follows:

Notes to the consolidated financial statements (continued)

(b)	Insurance claims reserves (direct and assumed):

	2009
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	64,553	170,109	37,768	272,430
Claims	80,970	108,397	148,985	338,352
Payments	(76,301)	(136,315)	(149,731)	(362,347)
Translation result	1,738	176	1,611	3,525

Final balance	70,960	142,367	38,633	251,960

	2008
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	50,046	114,144	25,108	189,298
Claims	88,059	163,251	155,387	406,697
Payments	(72,676)	(107,197)	(141,470)	(321,343)
Translation result	(876)	(89)	(1,257)	(2,222)

Final balance	64,553	170,109	37,768	272,430

Notes to the consolidated financial statements (continued)

(c)	Technical reserves:

	2009
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	553,127	124,846	17,367	695,340
Accretion expenses and other	16,384	-	-	16,384
Unearned premium reserves and annual variation, net	3,393	(14,016)	6,580	(4,043)
Insurance subscriptions	79,990	-	-	79,990
Payments	(8,122)	-	-	(8,122)
Translation result	(14,589)	1,974	(103)	(12,718)

Final balance	630,183	112,804	23,844	766,831

	2008
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	500,768	97,646	15,766	614,180
Accretion expenses and other	14,808	-	-	14,808
Unearned premium reserves and annual variation, net	1,433	27,200	1,601	30,234
Insurance subscriptions	70,311	-	-	70,311
Payments	(26,732)	-	-	(26,732)
Translation result	(7,461)	-	-	(7,461)

Final balance	553,127	124,846	17,367	695,340

As of December 31, 2009 and 2008, no additional reserves were needed as a result of the liability adequacy test.  The main assumptions used in estimation of annuities, disability and survivor reserves as of those dates, were the following:

Modality	Mortality Table	Technical rates

Life Immediate Annuity	RV–2004, B-85 and MI-85	4.90% - 5.22% in US$ and 3.20% in S/
Survorship and Disability Pension	RV-85, B-85 and MI-85	Old regime 3.00%
Individual Life	CSO 80 adjustable	4.00% - 5.00%

Notes to the consolidated financial statements (continued)

The mortality tables used are those recommended by the Peruvian regulator (SBS).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2009, are the interest rates and the mortality tables used.  The Group has evaluated the changes of the reserves related to its most significant life insurance (Life immediate annuities) of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, being the results as follows:

		Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage
	US$(000)	US$(000)%

Portfolio in US$ - Basis amount	340,580
Changes in interest rates: + 100 bps	310,604	(29,976)	(8.80)
Changes in interest rates: - 100 bps	376,083	35,503	10.42
Changes in Mortality tables to 105%	336,740	(3,840)	(1.13)
Changes in Mortality tables to 95%	344,631	4,051	1.19

		Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage
	US$ (000)	US$ (000)%

Portfolio in S/ - Basis amount	24,386
Changes in interest rates: + 100 bps	21,700	(2,686)	(11.01)
Changes in interest rates: - 100 bps	27,728	3,342	13.70
Changes in Mortality tables to 105%	24,205	(181)	(0.74)
Changes in Mortality tables to 95%	24,577	191	0.78

Notes to the consolidated financial statements (continued)

15.	Bonds and subordinated notes issued
(a)	This item is made up as follows:

	Weighted average annual interest rate
	2009	2008	Maturity	2009	2008
	%	%		US$(000)	US$(000)

Corporate bonds (i)	6.04	6.91	Between September 2010 and July 2018	440,092	227,902
Leasing bonds (i)	7.11	6.87	Between February 2010 and August 2018	188,265	217,863
Subordinated bonds (i)	7.35	6.71	Between October 2010 and May 2027	113,281	61,074
Mortgage bonds	7.67	7.69	Between January 2011 and April 2012	10,504	15,278
Subordinated negotiable certificates notes (ii)	6.95	6.95	November 2021	117,560	117,512
Subordinated notes (iii)	7.17	7.17	October 2017	154,329	137,761
Junior subordinated notes (iv)	9.75	-	November 2069	249,700	-
				1,273,731	777,390

Interest payable				13,291	7,840

Total				1,287,022	785,230

Notes to the consolidated financial statements (continued)

(i)	During 2009 y 2008, the Group issued corporate, subordinated and leasing bonds for the following amounts:

Issuances 2009	Amount	Currency	Maturity	Rate
	US$(000)

Corporate Bonds BCP -
Fourth issuance - Series A, B, C and D	63,465	Nuevo sol	2014	6.31 - 6.88
Fifth issuance – Series A	17,301	Nuevo sol	2013	5.31
	80,766

Subordinated Bonds BCP -
Fourth issuance Series A, B, C and D	113,822	US$	2016	6.53 – 8.50

Corporate Bonds BCP Emisiones Latam 1 S.A.
First issuance – Series A (*)	111,508	UF	2014	3.50

(*)
BCP Emisiones Latam 1 S.A. issued corporate bonds (Series A) for 2.7 million “Chilean Unidades de Fomento - UF”.  The Group can redeem 100 percent of the bonds only if the legal reserve funds legislation and tax law, related to income tax and value added tax, change in Peru, Panama or Chile.  This debt, subject to foreign exchange risk, has been hedged through CCS, as a result, these bonds were economically converted to US$ Dollars, see note 11(b).

Issuances 2008	Amount	Currency	Maturity	Rate
	US$(000)

Corporate Bonds BCP -
Second issuance - Series A	25,932	Nuevo sol	2011	5.78
First issuance - Series B	38,152	Nuevo sol	2015	6.81
Third issuance - Series A and B	63,694	Nuevo sol	2018	7.47 – 8.50
	127,778

Notes to the consolidated financial statements (continued)

Issuances 2008	Amount	Currency	Maturity	Rate
	US$(000)

Leasing Bonds BCP -
Fourth issuance - Series A, B, C y D	83,492	US$	2011	5.47 – 6.25
Fourth issuance - Series A y B	14,392	Nuevo sol	2011	5.72 – 6.06
Sixth issuance - Series A	31,487	Nuevo sol	2018	8.72
	129,371

During 2009, redeemed corporate, leasing and subordinate bonds amounted to US$6.9 million, US$34.6 million and US$17.3 million, respectively (US$23.9 million, US$84.8 million and US$40.3 million, respectively, during 2008).

As of December 31, 2009 and 2008, the Group has hedged fixed corporate and leasing bonds issued in Peruvian currency for a notional amount of US$ US$113.4 million and US$15.7 million, respectively, subjects to foreign exchange and interest rate risk through CCS and IRS; these bonds were economically converted to US Dollars with fixed rate, see note 11(b).

Leasing and mortgages bonds are collateralized by the fixed assets financed by the Group.

(ii)
These certificates were issued in US dollars and accrue a fixed annual interest rate of 6.95 percent for the first 10 years (November 2016), with payment each six months.  After the first 10 years, the interest rate will change to a variable interest rate, established as Libor plus 2.79 percent, with semiannual payments. At the end of the first 10 years, the Group can redeem 100 percent of the debt, without penalties.

(iii)
In October 2007, BCP through its Panama branch, issued Subordinated Notes for S/483.3 million in the international market with principal maturity on 2022.  This debt accrues a fixed annual interest rate of 7.17 percent for the first 10 years, with semiannual payments.  After the first 10 years, interest rate will be the market interest rate for sovereign bonds issued by the Peruvian Government with maturity on 2037, plus 150 basis points, with semiannual payments.  At that date, BCP can redeem 100 percent of the notes, without penalties.  This debt, subject to foreign exchange risk and interest rate risk, was hedged until October 2009, see note 11(b)(v).

(iv)
In November 2009, BCP through its Panama branch issued Junior Subordinated Notes for US$250.0 million in the international market with principal maturity on 2069.  This debt accrues a fixed annual interest rate of 9.75 percent, for the first 10 years, with semiannual payments.  After the first 10 years, in November 2019, interest rate will be variable, Libor 3 months plus 816.7 basis points, with quarterly payments; at that date and or any interest payment date, BCP can redeem 100 percent of the notes, without penalties and after full filing certain requirements.

Notes to the consolidated financial statements (continued)

Interest payments are non-cumulative such that, if an interest payment is not made in full or cancelled as set forth due to BCP’s rights to cancel interest payments, a mandatory prohibitions established by SBS, or if determines that BCP is in non-compliance with applicable minimum regulatory capital; the unpaid interest will not accrue or be due and payable at any time and shall not constitute an acceleration event.  In those cases, BCP will not, and will not cause its majority owned subsidiaries to declare, pay or distribute a dividend for a period of time established since the interest payments are not cancelled.

This debt does not have collateral and qualifies as Tier 1 capital for SBS regulations.

(b)	Bonds and subordinated notes, classified by maturity are shown below:

	2009	2008
	US$(000)	US$(000)

Up to 3 months	26,076	1,717
From 3 months to 1 year	74,413	64,190
From 1 to 3 years	191,344	235,867
From 3 to 5 years	274,781	75,398
Over 5 years	707,117	400,218

Total	1,273,731	777,390
Bonds and subordinated notes issued have has certain financial and operating covenants which, in Credicorp Management’s opinion, the Group is in compliance at the date of the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

16.	Equity
(a)	Share capital -
As of December 31, 2009, 2008 and 2007, 94,382,317 shares of capital stock were issued at US$5 per share.

(b)	Treasury stock -
As of December 31, 2009, treasury stock comprises the par value of 14,847,842 Credicorp’s shares (14,620,842 Credicorp’s shares as of December, 31, 2008 and 2007) owned by the Group’s companies.

The difference between their acquisition cost of US$198.0 million and their par value of US$74.2 million, (acquisition cost of US$ 186.5 million and their par value of US$ 73.1 million as of December 31, 2008 and 2007) is presented as a reduction of the “Capital surplus”.

(c)	Reserves -
In accordance with Peruvian regulation, a reserve of up to at least 35 percent of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10 percent of their net income.  In accordance with Bolivian regulation, a reserve of up to at least 50 percent of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10 percent of their net income.  As of December 31, 2009, 2008 and 2007, these reserves amounted to approximately US$ 242.9, US$231.7 and US$222.7 million, respectively.

The Shareholders’ meetings held on March 31, 2009, March 28, 2008 and February 28, 2007 agreed to transfer from “Retained earnings” to “Reserves” an amount of US$238.1, US$228.2 and US$107.3 million, respectively.

The caption “Other reserves” includes the unrealized net gain (loss) from available-for-sale investments and from derivatives instruments used as cash flows hedge net of its corresponding deferred income tax, and minority interest; its movement is as follows:

Notes to the consolidated financial statements (continued)

	Unrealized net gain (loss) of:
	Available-for-sale investments reserve	Cash flow hedge reserve	Total
	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2007	144,471	2,938	147,409

Net unrealized gain from available-for-sale investments	85,129	-	85,129
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss	(17,634)	-	(17,634)
Transfer of impairment on investment available-for-sale to income statement	5,017	-	5,017
Net unrealized loss on cash flow hedge	-	(39,385)	(39,385)
Transfer of net realized gain from cash flow hedge to the income statement	-	(986)	(986)
Balances as of December 31, 2007	216,983	(37,433)	179,550

Net unrealized loss from available-for-sale investments	(164,302)	-	(164,302)
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss	(35,684)	-	(35,684)
Transfer of impairment on investment available-for-sale to income statement, note 5(c)	55,732	-	55,732
Net unrealized loss on cash flow hedge, note 11(b)(ii)	-	(94,937)	(94,937)
Transfer of net realized loss from cash flow hedge to the income statement, note 11(b)(ii)	-	14,248	14,248

Balances as of December 31, 2008	72,729	(118,122)	(45,393)

Net unrealized gain from available-for-sale investments	319,041	-	319,041
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss	(112,618)	-	(112,618)
Transfer of impairment on investment available-for-sale to income statement, note 5(c)	9,825	-	9,825
Net unrealized gain from cash flow hedge, note 11(b)(ii)	-	30,317	30,317
Transfer of net realized loss from cash flow hedge to the income statement, note 11(b)(ii)	-	36,274	36,274

Balances as of December 31, 2009	288,977	(51,531)	237,446

Notes to the consolidated financial statements (continued)

(d)	Components of other comprehensive income -
The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivatives instruments used as cash flows hedges; its movement is as follows:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Available-for-sale investments:

Net unrealized gain (loss) from available-for-sale investments	319,041	(164,302)	85,129
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss	(112,618)	(35,684)	(17,634)
Transfer of impairment on investment available-for-sale to income statement	9,825	55,732	5,017
Sub total	216,248	(144,254)	72,512
Minority interest of available-for-sale	45,019	(32,876)	(426)

Income tax	7,283	(21,516)	11,046
	268,550	(198,646)	83,132

Cash flow hedge:
Net unrealized gain (loss) on cash flow hedge	30,317	(94,937)	(39,385)
Transfer of net realized loss (gain) from cash flow hedge to the income statement	36,274	14,248	(986)
Sub total	66,591	(80,689)	(40,371)
Minority interest of cash flow hedge	875	(604)	-
Income tax	(1,442)	-	-

	66,024	(81,293)	(40,371)

(e)	Dividend distribution -
During 2009, 2008 and 2007, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$119.3, US$119.6 and US$103.7 million, respectively.

The Shareholders Meeting dated on March 31, 2010 agreed to declare a cash dividend of US$1.70 per Common Share for a total amount of approximately US$160.4 million, corresponding to the results of 2009, which was paid in cash on May 11, 2010.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment.  Dividends paid by the Peruvian subsidiaries to Credicorp are subject to a withholding tax of 4.1 percent.

Notes to the consolidated financial statements (continued)

(f)	Equity for legal purposes (Regulatory capital) -
As of December 31, 2009 and 2008, the regulatory capital for Credicorp’s subsidiaries engaged in financial and insurance activities in Peru calculated following SBS regulations amounted to approximately US$ 2,221.1 and US$1,604.7 million, respectively.  On the other hand, the consolidated regulatory capital for Credicorp exceeds by approximately US$660.3 million the minimum regulatory capital required as of December 31, 2009 (approximately US$263.6 million as of December 31, 2008).

17.	Taxes
(a)
Credicorp is not subject to income tax or any taxes on capital gains, equity or property.  Credicorp’s Peruvian subsidiaries are subject to corporate taxation on income under the Peruvian Tax system.  The statutory Income Tax rate is 30 percent on taxable income after calculating the workers’ profit sharing, which in accordance with current legislation is determined using a 5 percent rate.

Credicorp´s Bolivian subsidiaries are subject to corporate taxation on income under the Bolivian Tax system.  The statutory income tax rate is 25 percent.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama.  For the three years ended December 31, 2009, 2008 and 2007, no taxable income was generated from its operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2009	2008	2007
	%	%	%

Peruvian statutory income tax rate	30.00	30.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase arising from net income of subsidiaries not domiciled in Peru	0.26	4.39	0.46
(ii) Non-taxable income, net	(3.98)	(14.90)	(5.76)
(iii) Translation results not considered for tax purposes	(4.74)	3.38	(3.15)

Effective income tax rate	21.54	22.87	21.55

Notes to the consolidated financial statements (continued)

(b)	Income tax expense as of December 31, 2009, 2008 and 2007 comprises:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Current -
In Peru	143,925	110,365	114,496
In other countries	3,127	3,537	2,712
	147,052	113,902	117,208

Deferred -
In Peru	(8,552)	(4,394)	(14,921)

Total	138,500	109,508	102,287

The deferred income tax has been calculated on all temporary differences considering an income tax rate of 30 percent.

(c)	The following table presents a summary of the Group’s deferred income tax:

	2009	2008
	US$(000)	US$(000)

Assets
Allowance for loan losses, net	40,830	28,337
Share-based compensation rights provision	14,539	11,578
Reserve for sundry risks, net	11,369	9,709
Non-accrued interest	1,763	1,713
Tax loss carry-forward –PPS	251	6,013
Other	15,318	9,823
Deferred income tax asset	84,070	67,173

Liabilities
Unrealized net gains on investments	(28,771)	(13,494)
Intangibles assets, net	(24,960)	(23,128)
Deferred commissions	(7,996)	(6,926)
Indexed certificates	(7,388)	(815)
Leasing operations, net	(2,303)	(1,862)
Gain for difference tax exchange	(1,434)	(5,502)
Other	(16,554)	(14,406)
Deferred income tax liability	(89,406)	(66,133)

Net deferred income tax asset (liability)	(5,336)	1,040

Notes to the consolidated financial statements (continued)

Credicorp and its subsidiaries have recorded a deferred income tax as part of the equity caption “Other  reserves” for US$14.1, US$19.6, and US$10.1 million, as of December 31, 2009, 2008, and 2007, respectively, related to the income tax effects of unrealized gains and losses on investments available for sale and cash flow hedges.  Likewise, the Group recognized the deferred tax liability arising from the acquisition of Edyficar (Note 2) and AFP Unión Vida (year 2006) for approximately US$24.3 million as of December 31, 2009 (US$23.4 million as of December 31, 2008).

(d)
The Peruvian Tax Authority has the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries up to four years after their filing.  BCP’s tax returns for years 2001-2005 and PPS’s tax returns for years 2001-2006, were reviewed by the Tax Authority; no significant additional taxes arose from said reviews.  Management of each subsidiary has filed an appeal in the applicable cases.

The annual tax returns 2006 to 2008 for BCP and 2007 to 2008 for PPS, are pending review.  Any additional tax arising as a result of the Tax Authority review will be charged to income in the year when such additional tax is determined.  At present, it is not possible to estimate the adjustments that the Tax Authority may determine; however, in Management’s opinion, it is not expected that any additional tax will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2009 and 2008.

18.	Share-based compensation plans
(a)	Stock appreciation rights -
As indicated in note 3(w), Credicorp has granted stock appreciation rights (SARs) to certain key employees who have at least one year serving Credicorp or any of its subsidiaries.  At the grant date and in each one of the subsequent three years, the granted SARs may be exercised up to 25 percent of all SARs granted in the plan.  The SARs expire up to 2014.

Notes to the consolidated financial statements (continued)

The number of outstanding SARs and their exercise prices are as follows:

Year of Issuance	Number of outstanding SARs issued as of December 31		Number of Vested SARs as of December 31		Exercise price
	2009	2008(*)	2009	2008	2009	2008
					US$	US$

2001	-	60,000	-	60,000	4.30	4.80
2002	52,500	60,000	52,500	60,000	5.98	6.48
2003	96,900	134,900	96,900	134,900	7.17	7.67
2004	118,750	185,950	118,750	185,950	9.99	10.49
2005	155,000	241,700	155,000	241,700	15.00	15.50
2006	226,250	362,800	226,250	327,784	24.32	24.82
2007	235,785	513,125	214,831	320,859	24.32	48.00

2008	262,278	656,750	174,045	286,625	24.32	72.04

	1,147,463	2,215,225	1,038,276	1,617,818

(*)
On April 2009, the number of outstanding SARs and their exercise prices were modified; these changes did not have an impact on the recorded liability. Also, since that date, no more SARs are granted and a new supplementary plan was implemented to benefit the same employees in the form of stock awards, see (b).

Credicorp’s Management has estimated the SARs´ fair value as of December 31, 2009 and 2008, using the binomial option pricing model, considering the following market information:

Key assumptions	2009		2008

Expected volatility		37.48%		34.98%
Risk free interest rate		4.23%		6.25%
Expected lifetime	3.93 years		4.84 years
Quoted price of Credicorp shares at year-end	US$	77.02	US$	49.96

The expected life of the SARs is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the SARs is indicative of future trends, which may also not necessarily be the actual outcome.

Notes to the consolidated financial statements (continued)

The movement of SARs for the years ended December 31, 2009 and 2008 is as follows:

	2009			2008
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)

Balance as of January 1st	2,215,225	1,617,818	42,987	2,134,650	1,537,119	89,602
SARs modification	(451,143)	(451,143)	-	-	-	-
Granted and vested	-	366,845	19,333	665,500	576,874	9,498
Exercised	(495,244)	(495,244)	(17,761)	(496,175)	(496,175)	(19,734)
Decrease	(121,375)	-	-	(88,750)	-	-
Increase (decrease) in the option fair value	-	-	15,929	-	-	(36,379)

Balance as of December 31	1,147,463	1,038,276	60,488	2,215,225	1,617,818	42,987

Credicorp assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.  Credicorp estimates said income tax over the basis of the liability recorded for the vested benefits.

The liabilities, including the above mentioned income tax, recorded for this plan are included in the consolidated statements of financial position caption “Other liabilities – Payroll taxes, salaries and other personnel expenses”, note 11(a), and the expenses in the consolidated income statement caption “Salaries and employees benefits”.  In 2009, 2008 and 2007, SARs prices were modified and informed to the Group’s employees.

During 2009, 2008 and 2007, the Group signed several contracts by which it acquired certificates linked to the yield of Credicorp’s shares, see note 7(b).

(b)	Stock awards (“equity-settled transaction”)
Under this new plan, Credicorp granted approximately 227,000 of its own shares to the plan beneficiaries.  Shares granted will vest up to 33.3 percent of all granted shares in each one of the subsequent three years to the grant date (April 28, 2009).

Notes to the consolidated financial statements (continued)

The fair value of stock awards granted was estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs (see paragraph (a) above), taking into account the terms and conditions upon which the shares were granted.  As a result, the total fair value of the stocks awarded at the grant date amounted to US$11.5 million.

As of December 31, 2009, the number of vested stock awards amounts to 104,042 shares, and the recognized expense amounts to US$5.8 million for the year 2009.  Credicorp assumes the payment of the related income tax on behalf of employees, which corresponds to 30 percent of the benefit.  Credicorp estimates said income tax over the basis of the fair value of the shares granted at the grant date.

19.	Off-balance sheet accounts
(a)	This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

Contingent credits - indirect loans (b)
Guarantees and standby letters	2,108,761	1,506,506
Import and export letters of credit	419,374	249,396
	2,528,135	1,755,902

Responsibilities under credit lines agreements (d)	1,557,674	1,234,964
Forward currency contracts - sell (c)	1,303,588	1,552,917
Forward currency contracts - buy (c)	(1,381,973)	(925,317)
Options	24,374	-
Swaps Contracts (c)
Interest rate swaps	2,161,613	2,160,390
Currency swaps	435,518	192,899
Cross currency swaps	558,882	317,043

Total	7,187,811	6,288,798

(b)
In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk.  These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments (note 6(a)), including the requirement to obtain collateral when it is deemed necessary. Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

(c)	As explained in note 11(b), as of December 31, 2009 and 2008, Credicorp has signed different contracts related to derivative financial instruments as follows:

Currency forwards are commitments to buy or sell currency at a future date at a contracted price.  Risk arises from the possibility that the counter-party to the transaction does not perform as agreed and from the changes in the prices of the underlying currencies.

Interest rate and currency swaps are derivatives contracts where counter parties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception.  The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties.

Cross currency swap derivative contract involves the exchange of interest payments based on two different currency principal balances and reference interest rate, generally also includes the exchange of principal amounts at the start and / or end of the contract.

(d)	Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

Notes to the consolidated financial statements (continued)

20.	Interest and dividend income and interest expenses
These items are made up as follow:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Interest and dividend income
Interest on loans	1,062,046	963,940	701,471
Interest on investments available-for-sale	183,309	296,853	228,473
Interest on due from banks	15,918	75,266	105,817
Dividends from investments available-for-sale and trading securities	9,715	12,189	8,870
Interest on trading securities	3,320	1,168	3,289
Other interest income	38,617	33,428	17,419

Total	1,312,925	1,382,844	1,065,339

Interest expenses
Interest on deposits and obligations	(226,875)	(360,238)	(295,750)
Interest on bonds and subordinated notes issued	(66,993)	(51,756)	(33,592)
Interest on due to banks and correspondents and borrowed funds	(51,654)	(104,818)	(83,070)
Loss from hedging derivatives instruments	(10,593)	(502)	-
Other interest expenses	(64,449)	(44,303)	(18,953)

Total	(420,564)	(561,617)	(431,365)

During 2009, 2008 and 2007, the interest income accrued on impaired financial instrument recognized in the consolidated income statement amounted to US$5.0, US$4.7 and US$3.5 million, respectively.

Notes to the consolidated financial statements (continued)

21.	Banking services commissions
This item is made up as follows:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Maintenance of accounts and transfers and credit and debit card services	196,642	180,512	152,626
Funds management	100,160	102,760	83,726
Collection services	42,841	26,795	27,163
Contingent credits	33,339	30,174	23,819
Commissions for banking services	14,657	12,851	9,468
Brokerage and custody services	10,130	10,075	13,708
Other	39,050	31,080	14,251

Total	436,819	394,247	324,761

22.	Net premiums earned
This item is made up as follows:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	US$(000)	US$(000)	US$(000)	US$(000)%

2009
Life insurance	121,449	-	-	121,449	-
Health insurance	174,396	(2,536)	2,967	174,827	1.70
General insurance	232,369	(110,613)	6,650	128,406	5.18

Total	528,214	(113,149)	9,617	424,682	2.26

2008
Life insurance	110,730	(2,484)	6	108,252	-
Health insurance	169,410	(2,692)	-	166,718	-
General insurance	218,563	(105,431)	5,801	118,933	4.88

Total	498,703	(110,607)	5,807	393,903	1.47

Notes to the consolidated financial statements (continued)

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	US$(000)	US$(000)	US$(000)	US$(000)%

2007
Life insurance	89,598	(2,658)	1,408	88,348	1.59
Health insurance	129,306	(2,488)	116	126,934	0.09
General insurance	146,331	(71,759)	7,418	81,990	9.05

Total	365,235	(76,905)	8,942	297,272	3.01

(*)	Includes the annual variation of the technical and unearned premiums reserves.

(**)	“Premiums ceded to reinsurers, net” include:

(i)	US$20.8 million for non- proportional automatic contracts (excess of loss) (US$22.6 million in the year 2008),
(ii)	US$4.0 million for reinstallation premiums (US$3.7 million in the year 2008) and
(iii)	US$72.9 million for facultative contracts and US$15.4 for not accrual premiums ceded reserves (US$85.4 y US$(1.1) million in the year 2008).

23.	Net claims incurred for life, general and health insurance contracts
This item is made up as follows:

	2009
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	80,971	108,397	148,985	338,353
Ceded claims	(1,762)	(49,149)	(984)	(51,895)

Net insurance claims	79,209	59,248	148,001	286,458

Notes to the consolidated financial statements (continued)

	2008
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	88,059	163,251	155,387	406,697
Ceded claims	(1,693)	(61,361)	(1,733)	(64,787)

Net insurance claims	86,366	101,890	153,654	341,910

	2007
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	63,744	152,351	108,767	324,862
Ceded claims	(52)	(84,662)	(1,548)	(86,262)

Net insurance claims	63,692	67,689	107,219	238,600

24.	Other income and expenses
These items are made up as follow:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Other income
Recoveries of other accounts receivable and other assets	8,520	2,859	3,113
Income from the sale of seized assets	4,092	12,895	10,689
Real estate rental income	4,035	7,743	3,519
Other	15,497	14,175	7,613

Total other income	32,144	37,672	24,934

Other expenses
Commissions from insurance activities	42,701	39,364	29,135
Provision for sundry risks, note 11(d)	14,425	37,549	8,096
Sundry technical insurance expenses	13,574	9,158	21,929
Provision for other accounts receivables	9,590	3,288	2,836
Other	16,460	12,517	10,003

Total other expenses	96,750	101,876	71,999

Notes to the consolidated financial statements (continued)

25.	Earnings per share
The net earnings per ordinary share has been determined over the net income attributable to equity holders of Credicorp as follows:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Net income attributable to equity holders of Credicorp (in thousands of U.S. dollars)	469,785	357,756	350,735

Number of shares:
Ordinary shares, note 16(a)	94,382,317	94,382,317	94,382,317
Less - treasury shares, note 16(b)	(14,620,842)	(14,620,842)	(14,620,842)
Acquisition of treasury shares	(170,250)	-	-
Weighted average number of ordinary shares for basic earnings	79,591,225	79,761,475	79,761,475

Plus - effect of dilution:
Stock awards	72,243	-	-
Weighted average number of ordinary shares adjusted for the effect of dilution	79,663,468	79,761,475	79,761,475

Basic earnings per share (in U.S. Dollars)	5.90	4.49	4.40
Diluted earnings per share (in U.S. Dollars)	5.90	4.49	4.40

26.	Operating segments
For management purposes, the Group is organized into four operating segments based on products and services as follows:

Banking:
Principally handling loans, credit facilities, deposits and current accounts, and providing investment banking services, including corporate finance, both for corporate and institutional customers.  Furthermore, handling deposits consumer loans and credit cards facilities for individual customers.

Insurance:
Including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance.

Pension funds:
Providing private pension fund management services to contributors.

Notes to the consolidated financial statements (continued)

Brokerage and other:
Including the structuring and placement of primary market issues and the execution and trading of secondary market transactions. In addition, offers local securitization structuring to corporate entities, management of mutual funds, and other services.

Certain operating segments have been aggregated to form the above reportable operating segments.

The Group monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in 2009, 2008, and 2007.

Notes to the consolidated financial statements (continued)

(i)	The following table presents income and certain asset information recording the Group´s operating segments (in millions of U.S. Dollars) for the years ended 31 December 2009, 2008, and 2007:

	External income	Income from other segments	Eliminations	Total income (*)	Operating income (**)	Provision for loan losses, net of recoveries	Depreciation and amortization	Impairment of available–for–sale investments	Income before translation result and income tax	Translation result and income tax	Net income	Capital expenditures, intangible assets and goodwill	Total assets

2009
Banking	1,820	66	(66)	1,820	831	(167)	(57)	(10)	502	(96)	406	163	20,120
Insurance	518	15	(15)	518	192	-	(5)	-	68	(4)	64	17	1,457
Pension funds	80	-	-	80	-	-	(9)	-	35	(10)	25	2	237
Brokerage and other	40	65	(65)	40	8	4	-	-	25	(16)	9	1	214

Total consolidated	2,458	146	(146)	2,458	1,031	(163)	(71)	(10)	630	(126)	504	183	22,028

2008
Banking	1,794	83	(83)	1,794	749	(53)	(44)	(44)	457	(114)	343	114	19,168
Insurance	454	15	(15)	454	116	-	(4)	(11)	(6)	6	-	14	1,231
Pension funds	71	1	(1)	71	-	-	(9)	-	20	(5)	15	3	224
Brokerage and other	50	62	(62)	50	8	4	-	(5)	25	(14)	11	3	198

Total consolidated	2,369	161	(161)	2,369	873	(49)	(57)	(60)	496	(127)	369	134	20,821

2007
Banking	1,407	65	(65)	1,407	578	(33)	(39)	(5)	391	(53)	338	76	16,245
Insurance	377	13	(13)	377	110	-	(4)	-	18	-	18	4	1,138
Pension funds	55	(4)	4	55	(1)	-	(8)	-	7	(1)	6	5	244
Brokerage and other	47	7	(7)	47	6	5	-	-	24	(14)	10	3	79

Total consolidated	1,886	81	(81)	1,886	693	(28)	(51)	(5)	440	(68)	372	88	17,706

Notes to the consolidated financial statements (continued)

(ii)
The following tables show the distribution of the Group’s external income, operating income, and non-current assets all allocated based on the location of the customers and assets respectively for the years ended 31 December 2009, 2008, and 2007:

	2009			2008			2007
	Total external income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)

Peru	2,226	958	651	2,020	803	547	1,573	625	475
Panama	46	13	-	204	19	-	107	10	-
Cayman Islands	66	1	10	21	(4)	10	100	19	11
Bolivia	107	50	17	112	52	17	78	38	16
United States of America	10	7	2	12	3	2	28	1	-
Chile	3	2	-	-	-	-	-	-	-

Total consolidated	2,458	1,031	680	2,369	873	576	1,886	693	502

(*)	Includes total interest and dividend income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

Notes to the consolidated financial statements (continued)

27.	Transactions with related parties
(a)
The Group’s consolidated financial statements as of December 31, 2009 and 2008 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp’s ) and enterprises which are controlled by these individuals through their majority shareholding or their role as chairman or CEO.

(b)	The following table shows the main transactions with related parties as of December 31, 2009 and 2008.

	2009	2008
	US$(000)	US$(000)

Direct loans	214,182	143,855
Investments available-for-sale and trading securities	92,749	63,782
Deposits	82,051	34,669
Contingent credits	20,122	23,574
Derivatives at fair value	(283)	4,179
Interest income related to loans – income	4,896	2,889
Interest expense related to deposits - expense	1,680	2,669
Other income	1,196	2,533

(c)
All transactions with related parties are made in accordance with normal market conditions available to other customers.  As of December 31, 2009, direct loans to related companies are secured by collaterals, and had maturities between January 2010 and November 2018 and accrued an annual average interest rate of 5.50 percent (as of December 31, 2008 had maturities between February 2009 and July 2017 and accrued an annual average interest rate of 7.98 percent).  Likewise, as of December 31, 2009, the Group does not maintain an allowance for loan losses to related parties (allowance for US$1.2 million as of December 31, 2008).

(d)
As of December 31, 2009 and 2008, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company.  As of December 31, 2009 and 2008, direct loans to employees, directors and key Management amounts to US$133.3 and US$116.3 million, respectively and are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Credicorp or any of its Subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

(e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2009, 2008 and 2007, comprised the following:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Salaries	4,720	5,625	5,535
Share-based compensation plans, note 18	4,717	27,362	27,113
Directors’ compensations	1,698	1,303	1,162
Other	1,415	8,209	12,947

Total	12,550	42,499	46,757

(f)
As of December 31, 2009 and 2008, the Group has participations in different mutual funds and hedge funds managed by certain Group’s Subsidiaries, which are classified as trading securities or Investments available-for-sale for a total amount of US$62.4 million and US$94.7 million, respectively.

Notes to the consolidated financial statements (continued)

28.	Financial instruments classification
The following are the carrying amounts of the financial assets and liabilities captions in the consolidated statements of financial position, by categories as defined under IAS 39:

	As of December 31, 2009						As of December 31, 2008
	Financial assets/liabilities designated at fair value						Financial assets/liabilities designated at fair value
	Held for trading or hedging	At inception	Loans and receivables	Investments available-for-sale	Liabilities at amortized cost	Total	Held for trading	At inception	Loans and receivables	Investments available-for-sale	Liabilities at amortized cost	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	-	-	3,836,658	-	-	3,836,658	-	-	3,766,171	-	-	3,766,171
Trading securities	70,774	-	-	-	-	70,774	36,084	-	-	-	-	36,084
Investments available-for-sale	-	-	-	5,079,606	-	5,079,606	-	-	-	4,950,754	-	4,950,754
Loans, net	-	-	11,231,280	-	-	11,231,280	-	-	10,322,041	-	-	10,322,041
Financial assets designated at fair value through profit or loss	-	135,670	-	-	-	135,670	-	137,945	-	-	-	137,945
Premiums and other policies receivable	-	-	121,338	-	-	121,338	-	-	111,561	-	-	111,561
Accounts receivable from reinsurers and coinsurers	-	-	137,098	-	-	137,098	-	-	165,144	-	-	165,144
Due from customers on acceptances			96,423	-	-	96,423	-	-	232,580	-	-	232,580
Other assets, note 11	97,341	-	322,881	-		420,222	79,275	-	247,465	-	-	326,740

	168,115	135,670	15,745,678	5,079,606	-	21,129,069	115,359	137,945	14,844,962	4,950,754	-	20,049,020

Liabilities
Deposits and obligation	-	-	-	-	14,091,828	14,091,828	-	-	-	-	13,950,437	13,950,437
Due to banks and correspondents	-	-	-	-	1,167,438	1,167,438	-	-	-	-	1,179,991	1,179,991
Due from customers on acceptances	-	-	-	-	96,423	96,423	-	-	-	-	232,580	232,580
Accounts payable to reinsurers and coinsurers	-	-	-	-	48,009	48,009	-	-	-	-	55,841	55,841
Borrowed funds	-	-	-	-	1,089,221	1,089,221	-	-	-	-	1,150,716	1,150,716
Bonds and subordinated notes issued	-	-	-	-	1,287,022	1,287,022	-	-	-	-	785,230	785,230
Other liabilities, note 11	167,849	-	-	-	428,740	596,589	256,792	-	-	-	318,320	575,112

	167,849	-	-	-	18,208,681	18,376,530	256,792	-	-	-	17,673,115	17,929,907

Notes to the consolidated financial statements (continued)

29.	Financial risk management
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
(a)
The Group takes on exposure to credit risk, which is the risk that a counterparty will cause a financial loss by failing to discharge an obligation.  Credit risk is the most important risk for the Group’s business; Management therefore carefully manages its exposure to credit risk.  Credit exposures arise principally in lending activities that lead to loans, and investment activities that bring debt securities and other bills into the Group’s asset portfolio.  There is also credit risk in off-balance sheet financial instruments, such as contingent credits, which expose the Group to similar risks to loans and these are mitigated by the same control processes and policies.  Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

Impairment provisions are provided for losses that have been incurred at the date of the consolidated statements of financial position.  Significant changes in the economy or in the particular situation of an industry segment that represents a concentration in the Group’s portfolio could result in losses that are different from those provided for at the date of the consolidated statements of financial position.

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

Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities.  Daily settlement limits are established for each counterparty in order to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

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

(b)
The maximum exposure to credit risk as of December 31, 2009 and 2008, before the effect of mitigation through any collateral, is the book value of each class of financial assets indicated in note 29.7 and the contingent credits detailed in note 19(a).

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan portfolio and investments based on the following:

-	97 percent of the gross loan portfolio is categorized in the top two grades of the internal rating system as of December 31, 2009 (98 percent as of December 31, 2008);

-	94 percent of the loan portfolio is considered to be neither past due nor impaired as of December 31, 2009 (95 percent as of December 31, 2008);

-
77 percent of the investments have at least investment credit rating (BBB- or higher) or are debt securities issued by BCRP (not rated) as of December 31, 2009 (83 percent as of December 31, 2008); and

-
18 percent and 55 percent of the cash and due from banks represent amounts deposited in the Group’s vaults or in the BCRP (including overnight operations), respectively, as of December 31, 2009 (17 percent and 52 percent, respectively, as of December 31, 2008).

(c)	Credit risk management for loans -
Credicorp classifies its loan portfolio into one of five risk categories, depending upon the degree of risk of non-payment of each debtor.  The grades used by Credicorp are: (i) normal, (ii) potential problems, (iii) substandard, (iv) doubtful and (v) loss, and have the following characteristics:

Notes to the consolidated financial statements (continued)

Normal (Class A): Debtors of commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation.  To place a loan in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required.  Consumer loans are categorized as Class A if payments are current or up to eight days past-due.  Residential mortgage loans warrant Class A classification if payments are current or up to thirty days past-due.

Potential problems (Class B): Debtors of commercial loans included in this category are those that at the time of the evaluation demonstrate certain deficiencies, which, if not corrected on a timely manner, imply risks with respect to the recovery of the loan.  Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, and market conditions that could affect the economic sector in which the debtor is active.  Consumer loans are categorized as Class B if payments are between 9 and 30 days late.  Residential mortgage loans become Class B when payments are between 31 and 90 days late.

Substandard (Class C): Debtors of commercial loans included in this category demonstrate serious financial weakness, often with operating results or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of their financial capacity.  Debtors demonstrating the same deficiencies that warrant classification as category B warrant classification as Class C if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms.  In addition, commercial loans are classified in this category when payments are between 61 and 120 days late.  Consumer loan are categorized as Class C if payments are between 31 and 60 days late.  Residential mortgage loans are classified as Class C when payments are between 91 and 120 days late.

Notes to the consolidated financial statements (continued)

Doubtful (Class D): Debtors of commercial loans included in this category present characteristics that make doubtful the recovery of the loan.  Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate.  These credits are distinguished from Class E credits by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, although at a rate less than that specified in its contractual obligations.  In addition, commercial loans are classified in this category when payments are between 121 and 365 days late.  Consumer loans are categorized as Class D if payments are between 61 and 120 days late.  Residential mortgage loans are Class D when payments are between 121 and 365 days late.

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
The Group determines the allowances appropriate for each individually significant loan or advance on an individual basis.  Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support including the realizable value of collateral, and the timing of the expected cash flows.  Impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Notes to the consolidated financial statements (continued)

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

Financial guarantees and letter of credit are assessed and a provision estimated following a similar procedure as for loans.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is recorded.

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

Notes to the consolidated financial statements (continued)

The following is a summary of the direct loans classified in three major groups: i) Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal or potential problems; ii) Past due but not impaired loans comprising past due loans of clients classified as normal or with potential problems and iii) Impaired loans, or those past due loans of clients classified as substandard, doubtful or loss; presented net of the provision for loan losses for each of the loan grades:

	As of December 31, 2009
	Commercial loans	Residential mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)
Neither past due nor impaired -
Normal	7,853,574	1,585,761	1,254,928	10,694,263	94
Potential problem	321,864	26,962	11,437	360,263	3

Past due but not impaired -
Normal	154,075	74,621	76,312	305,008	3
Potential problem	36,525	17,690	18,091	72,306	-

Impaired -
Substandard	65,122	15,809	34,741	115,672	1
Doubtful	78,475	19,050	41,864	139,389	1
Loss	57,024	13,843	30,420	101,287	1
Gross	8,566,659	1,753,736	1,467,793	11,788,188	103
Less: Allowance for loan losses	222,104	41,470	90,781	354,355	3

Total, net	8,344,555	1,712,266	1,377,012	11,433,833	100

Notes to the consolidated financial statements (continued)

	As of December 31, 2008
	Commercial loans	Residential mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)

Neither past due nor impaired -
Normal	7,526,355	1,350,793	1,020,352	9,897,500	94
Potential problem	214,040	18,348	8,932	241,320	2

Past due but not impaired -
Normal	186,887	83,757	78,629	349,273	3
Potential problem	14,231	387	1,027	15,645	-

Impaired -
Substandard	41,570	11,337	18,982	71,889	1
Doubtful	46,309	12,630	21,146	80,085	1
Loss	29,193	7,962	13,331	50,486	1
Gross	8,058,585	1,485,214	1,162,399	10,706,198	102
Less: Allowance for loan losses	137,444	30,832	56,061	224,337	2
Total, net	7,921,141	1,454,382	1,106,338	10,481,861	100

As of December 31, 2009 and 2008, loans that are neither past-due nor impaired whose terms have been renegotiated amounts to US$6.5 and US$10.3 million, respectively.

As of December 31, 2009 and 2008, loans amounting to approximately US$354.7 and US$349.3 million, respectively, were past due for less than 30 days and were not impaired.

Notes to the consolidated financial statements (continued)

The breakdown of the gross amount of impaired loans by class, along with the fair value of related collateral and the amounts of their allowance for loan losses, is as follows:

	As of December 31, 2009
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	200,621	48,702	107,025	356,348
Fair value of collateral	97,265	34,378	12,113	143,756

Allowance for loan losses	86,749	11,551	64,361	162,661

	As of December 31, 2008
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	117,072	31,929	53,459	202,460

Fair value of collateral	49,254	18,742	4,386	72,382

Allowance for loan losses	50,782	11,395	29,722	91,899

(d)	Credit risk management on investments in trading securities and available-for-sale -
The Group evaluates the credit risk identified of each of the financial instruments in these categories, considering the risk rating granted to them by a risk rating agency.  For investments traded in Peru, the risk ratings use are those provided by Apoyo & Asociados Internacionales S.A.C. (a Peruvian rating agency authorized by the Peruvian government regulator and associated to Fitch Rating) and for investments traded abroad, the risk-ratings used are those provided by Standard & Poor’s.  In the event any subsidiary use a risk-rating prepared by any other risk rating agency, such risk-ratings are standardized with those provided by the afore-mentioned institutions for consolidation purposes.

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the risk-rating of available-for-sale investments, provided by the institutions referred to above:

	As of December 31, 2009		As of December 31, 2008
	US$(000)%		US$(000)%

Instruments rated in Peru and abroad
AAA	341,344	7	530,132	11
AA- to AA+	283,103	6	165,050	3
A- to A+	470,347	9	428,319	9
BBB- to BBB+	1,284,826	25	785,250	16
BB- to BB+	324,118	6	326,398	7
Lower than B-	243,199	5	20,394	-
Unrated (*)	2,132,669	42	2,695,211	54
Total	5,079,606	100.0	4,950,754	100.0

(*)
As of December 31, 2009, includes principally US$1,545.7 million of Peruvian Central Bank Certificates of Deposit, which represent 30.43 percent of the investments available-for-sale balance (US$2,209 million, which represent 44.62 percent as of December 31, 2008).  It also includes US$330.7 and US$102.1 million of listed and non-listed equity securities and mutual funds, respectively (US$212.7 and US$96.9 million as of December 31, 2008, respectively).

Notes to the consolidated financial statements (continued)

(e)	Concentration of financial instruments exposed to credit risk:
As of December 31, 2009 and 2008, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2009					2008
	Designated at fair value through profit or loss					Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Central Reserve Bank of Perú	-	-	2,107,635	1,545,705	3,653,340	-	-	1,952,952	2,208,942	4,161,894
Financial services	114,185	125,912	2,058,327	1,243,021	3,541,445	101,126	134,385	1,944,796	1,031,463	3,211,770
Government and public administration	53,874	642	233,446	1,034,479	1,322,441	13,466	595	273,506	931,632	1,219,199
Manufacturing	4	2,161	2,462,733	266,048	2,730,946	44	507	2,536,277	156,418	2,693,246
Commerce	1	-	1,282,188	68,740	1,350,929	5	-	1,484,431	64,595	1,549,031
Mortgage loans	-	-	1,673,089	-	1,673,089	-	-	1,401,296	-	1,401,296
Consumer loans	-	-	1,402,422	-	1,402,422	-	-	1,126,301	-	1,126,301
Electricity, gas and water	47	2,564	745,613	376,496	1,124,720	523	879	556,937	202,716	761,055
Communications, storage and transportation	2	-	554,944	154,305	709,251	-	-	632,895	117,103	749,998
Mining	2	3,781	667,970	109,351	781,104	130	1,058	660,855	77,358	739,401
Leaseholds and real estate activities	-	-	468,229	49,401	517,630	-	-	608,651	47,321	655,972
Micro-business loans	-	-	703,651	-	703,651	-	-	619,680	-	619,680
Community services	-	-	322,429	-	322,429	-	-	247,144	-	247,144
Construction	-	307	186,397	5,250	191,954	-	57	236,163	2,226	238,446
Agriculture	-	-	269,882	8,002	277,884	-	68	224,417	7,693	232,178
Education, health and other services			151,569	119,006	270,575	-	-	127,670	29,699	157,369
Fishing	-	-	119,123	291	119,414	2	-	80,277	159	80,438
Insurance	-	-	167,101	-	167,101	-	-	27,430	-	27,430
Other	-	303	168,930	99,511	268,744	63	396	103,284	73,429	177,172

Total	168,115	135,670	15,745,678	5,079,606	21,129,069	115,359	137,945	14,844,962	4,950,754	20,049,020

Notes to the consolidated financial statements (continued)

As of December 31, 2009 and 2008, the financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2009
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	133,292	11,231	13,749,305	3,156,355	17,050,183
United States of America	23,596	123,570	806,511	943,922	1,897,599
Bolivia	21	-	727,883	216,016	943,920
Europe	4,276	-	154,131	122,527	280,934
Colombia	-	-	25,502	191,036	216,538
Chile	104	-	45,457	165,856	211,417
Other	6,826	869	236,889	283,894	528,478

Total	168,115	135,670	15,745,678	5,079,606	21,129,069

	2008
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	113,015	4,497	12,565,873	3,566,716	16,250,101
United States of America	109	132,722	871,859	678,093	1,682,783
Bolivia	2,224	-	566,170	309,530	877,924
Europe	-	-	307,533	84,445	391,978
Chile	-	-	115,883	90,587	206,470
Colombia	-	-	101,173	72,178	173,351
Other	11	726	316,471	149,205	466,413

Total	115,359	137,945	14,844,962	4,950,754	20,049,020

Notes to the consolidated financial statements (continued)

29.2	Market risk -
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

Notes to the consolidated financial statements (continued)

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

As of December 31, 2009 and 2008, the Group’s VaR by type of asset was as follows:

	2009	2008
	US$(000)	US$(000)

Equity securities	2	55
Mutual funds	-	1,034
Fixed income	1,142	1,116
Derivatives	2,541	-
Consolidated VaR by type of asset	2,269	1,604

As of December 31, 2009 and 2008, the Group’s VaR by risk type is as follows:

	2009	2008
	US$(000)	US$(000)

Foreign exchange risk	985	579
Interest rate risk	1,802	1,063
Equity risk	1	850
Consolidated VaR by risk type	2,269	1,604

(b)	ALM Book -
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

Notes to the consolidated financial statements (continued)

The table below summarizes the Group’s exposure to interest rate risks.  It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2009
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	2,745,587	70,616	81,969	-	-	938,486	3,836,658
Investments	494,937	1,009,295	1,009,704	1,254,765	928,562	453,117	5,150,380
Loans	1,739,632	3,144,271	2,142,219	3,176,243	1,028,915	-	11,231,280
Assets designated at fair value through profit or loss	-	258	310	1,657	3,565	129,880	135,670
Premiums and other policies receivables	-	-	-	-	-	121,338	121,338
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	137,098	137,098
Other assets	-	-	-	-	-	1,415,683	1,415,683
Total assets	4,980,156	4,224,440	3,234,202	4,432,665	1,961,042	3,195,602	22,028,107

Liabilities
Deposits and obligations	4,025,133	3,716,882	2,711,965	311,252	28,601	3,297,995	14,091,828
Due to banks and correspondents	310,694	633,874	10,208	128,643	57,835	26,184	1,167,438
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	48,009	48,009
Technical, insurance claims reserves and reserves for unearned premiums	39,932	24,949	112,373	164,216	367,552	309,769	1,018,791
Borrowed funds	953,461	2,815	13,385	93,177	26,383	-	1,089,221
Bonds and subordinated notes issued	5,880	18,768	71,627	448,803	728,653	13,291	1,287,022
Other liabilities	-	-	-	-	-	822,446	822,446
Equity	-	-	-	-	-	2,503,352	2,503,352
Total liabilities and equity	5,335,100	4,397,288	2,919,558	1,146,091	1,209,024	7,021,046	22,028,107

Off-Balance sheet items
Derivatives assets	2,094,179	1,574,953	976,153	1,152,853	67,810	-	5,865,948
Derivatives liabilities	957,368	1,238,661	1,221,097	2,042,343	406,479	-	5,865,948
	1,136,811	336,292	(244,944)	(889,490)	(338,669)	-	-
Marginal gap	781,867	163,444	69,700	2,397,084	413,349	(3,825,444)	-

Accumulated gap	781,867	945,311	1,015,011	3,412,095	3,825,444	-	-

Notes to the consolidated financial statements (continued)

	As of December 31, 2008
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	2,455,413	196,588	46,536	10,218	-	1,057,416	3,766,171
Investments	818,153	1,208,344	988,796	542,759	1,139,201	289,585	4,986,838
Loans	2,038,457	2,412,234	2,274,854	2,992,480	604,016	-	10,322,041
Assets designated at fair value through profit or loss	-	249	329	790	1,954	134,623	137,945
Premiums and other policies receivables	-	-	-	-	-	111,561	111,561
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	165,144	165,144
Other assets	-	-	-	-	-	1,331,369	1,331,369
Total assets	5,312,023	3,817,415	3,310,515	3,546,247	1,745,171	3,089,698	20,821,069

Liabilities
Deposits and obligations	4,114,430	3,268,610	2,991,905	321,984	39,979	3,213,529	13,950,437
Due to banks and correspondents	178,539	745,155	197,935	11,705	32,544	14,113	1,179,991
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	55,841	55,841
Technical, insurance claims reserves and reserves for unearned premiums	31,254	19,357	86,935	148,437	331,697	350,090	967,770
Borrowed funds	1,008,997	2,474	11,762	81,871	45,612	-	1,150,716
Bonds and subordinated notes issued	817	-	63,208	284,577	428,788	7,840	785,230
Other liabilities	-	-	-	-	-	934,979	934,979
Equity	-	-	-	-	-	1,796,105	1,796,105
Total liabilities and equity	5,334,037	4,035,596	3,351,745	848,574	878,620	6,372,497	20,821,069

Off-Balance sheet items
Derivatives assets	2,499,906	1,295,838	590,446	469,276	293,100	-	5,148,566
Derivatives liabilities	1,618,002	788,307	834,589	1,471,042	436,626	-	5,148,566
	881,904	507,531	(244,143)	(1,001,766)	(143,526)	-	-
Marginal gap	859,890	289,350	(285,373)	1,695,907	723,025	(3,282,799)	-

Accumulated gap	859,890	1,149,240	863,867	2,559,774	3,282,799	-	-

Notes to the consolidated financial statements (continued)

Sensitivity to changes in interest rates -
The following table presents the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s consolidated income statement and consolidated statements of comprehensive income; before income tax and minority interest.

The sensitivity of the consolidated income statement is the effect of the assumed changes in interest rates on the net interest income for one year before income tax and minority interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2009 and 2008, including the effect of derivatives instruments.  The sensitivity of consolidated comprehensive income is calculated by revaluing fixed rate available-for-sale financial assets, before income tax and minority interest, including the effect of any associated hedges, and derivatives instruments designated as cash flow hedges, as of December 31, 2009 and 2008 for the effects of the assumed changes in interest rates:

	As of December 31, 2009
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	10,484	-/	+	43,174
U.S. Dollar	+/-	75	+/-	15,727	-/	+	64,762
U.S. Dollar	+/-	100	+/-	20,969	-/	+	86,349
U.S. Dollar	+/-	150	+/-	31,453	-/	+	129,523
Peruvian Currency	+/-	50	-/+	3,446	-/	+	24,856
Peruvian Currency	+/-	75	-/+	5,169	-/	+	37,284
Peruvian Currency	+/-	100	-/+	6,892	-/	+	49,711
Peruvian Currency	+/-	150	-/+	10,339	-/	+	74,567

	As of December 31, 2008
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	6,842	-/	+	16,709
U.S. Dollar	+/-	100	+/-	13,684	-/	+	33,417
U.S. Dollar	+/-	200	+/-	27,368	-/	+	66,834
U.S. Dollar	+/-	300	+/-	41,052	-/	+	100,251
Peruvian Currency	+/-	50	-/+	12,227	-/	+	16,791
Peruvian Currency	+/-	100	-/+	24,454	-/	+	33,581
Peruvian Currency	+/-	200	-/+	48,908	-/	+	67,162
Peruvian Currency	+/-	300	-/+	73,362	-/	+	100,743

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

Available-for-sale investments securities and mutual funds are not considered as part of the investment securities for sensitivity calculation purposes; however, a 10, 25 and 30 percent for equity and mutual funds changes in market prices is conducted to these price-sensitivity securities and the expected unrealized gain or loss, before income tax, is presented below:

Market price sensitivity	Changes in market prices		As of December 31, 2009	Changes in market prices		As of December 31, 2008
	%		US$(000)%			US$(000)

Equity securities	+/-	10	33,073	+/-	10	21,762
Equity securities	+/-	25	82,683	+/-	30	65,285
Equity securities	+/-	30	99,220	+/-	50	108,809
Mutual funds	+/-	10	17,454	+/-	10	13,132
Mutual funds	+/-	25	43,635	+/-	20	26,264
Mutual funds	+/-	30	52,361	+/-	30	39,397

Notes to the consolidated financial statements (continued)

(ii)	Foreign exchange risk -
The Group is exposed to foreign currency exchange rates on its financial position and cash flows.  Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established.  As of December 31, 2009 and 2008, the Group’s assets and liabilities by currencies were as follows:

	2009				2008
	U.S. Dollars	Peruvian currency	Other currencies	Total	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,094,366	501,769	240,523	3,836,658	3,156,279	495,550	114,342	3,766,171
Trading securities	13,982	8,920	47,872	70,774	23,220	11,523	1,341	36,084
Available-for-sale investments	2,354,804	2,034,768	690,034	5,079,606	2,890,978	1,734,526	325,250	4,950,754
Loans, net	6,755,563	4,285,076	190,641	11,231,280	6,930,125	3,298,579	93,337	10,322,041
Financial assets designated to fair value through profit or loss	135,670	-	-	135,670	136,311	1,634	-	137,945
Other assets	507,057	563,065	22,977	1,093,099	594,107	255,476	12,383	861,966
	12,861,442	7,393,598	1,192,047	21,447,087	13,731,020	5,797,288	546,653	20,074,961

Monetary liabilities -
Deposits and obligations	(8,156,869)	(5,398,780)	(536,179)	(14,091,828)	(8,614,042)	(4,963,932)	(372,463)	(13,950,437)
Due to bank and correspondents and borrowed funds	(2,126,963)	(128,800)	(896)	(2,256,659)	(2,189,114)	(140,155)	(1,438)	(2,330,707)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(744,393)	(274,398)	-	(1,018,791)	(734,537)	(233,233)	-	(967,770)
Bonds and subordinated notes issued	(612,098)	(562,739)	(112,185)	(1,287,022)	(311,860)	(473,370)	-	(785,230)
Other liabilities	(443,346)	(376,967)	(50,142)	(870,455)	(691,280)	(274,830)	(24,710)	(990,820)
	(12,083,669)	(6,741,684)	(699,402)	(19,524,755)	(12,540,833)	(6,085,520)	(398,611)	(19,024,964)
	777,773	651,914	492,645	1,922,332	1,190,187	(288,232)	148,042	1,049,997

Forwards position, net	265,114	(198,637)	(66,477)	-	(627,600)	591,628	35,972	-
Currency swaps position, net	(142,015)	183,598	(41,583)	-	71,154	(71,154)	-	-
Cross currency swaps position, net	77,768	129,049	(206,817)	-	(317,043)	317,043	-	-
Options, net	(3,711)	3,711	-	-	-	-	-	-

Net monetary position	974,929	769,635	177,768	1,922,332	316,698	549,285	184,014	1,049,997

Notes to the consolidated financial statements (continued)

The Group manages foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates.  The Group measures its performance in U.S. Dollar, so if the net foreign exchange position (e.g. Peruvian currency) is an asset, any depreciation of the U.S. Dollar with respect to this currency would affect positively the Group’s consolidated statements of financial position.  The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency.  An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated income statement.

The Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position); and any devaluation/revaluation of the foreign exchange position would affect the consolidated income statement.  A currency mismatch would leave the Group’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which the Group had significant exposure as of December 31, 2009 and 2008 on its non-trading monetary assets and liabilities and its forecast cash flows.  The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax.  A negative amount in the table reflects a potential net reduction in consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in currency rates	2009	2008
	%	US$(000)	US$(000)

Devaluation -
Peruvian Currency	5	(40,507)	(28,910)
Peruvian Currency	10	(85,515)	(61,032)

Revaluation -
Peruvian Currency	5	36,649	26,156
Peruvian Currency	10	69,967	49,935

Notes to the consolidated financial statements (continued)

29.3	Liquidity risk -
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

A maturity mismatch, long-term illiquid assets against short-term liabilities, exposes a consolidated statements of financial position to risks related both to rollover and to interest rates.  If liquid assets do not cover maturing debts; a consolidated statements of financial position is vulnerable to a rollover risk.  Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt service.  The contractual-maturity gap report is useful in showing liquidity characteristics.

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statements of financial position.  The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2009						As of December 31, 2008
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deposits and obligations	4,100,737	1,589,588	6,382,365	2,071,812	119,360	14,263,862	4,200,202	1,573,685	6,727,731	1,485,233	381,475	14,368,326
Due to bank and correspondents and Borrowed funds	382,789	364,018	418,620	1,285,930	368,271	2,819,628	222,667	262,027	355,464	1,226,162	564,212	2,630,532
Accounts payable to reinsurer and coinsurers	7,058	31,974	10,119	-	-	49,151	16,232	13,663	25,946	-	-	55,841
Technical, insurance claims reserves and reserves for unearned premiums	61,464	112,548	266,121	210,524	630,396	1,281,053	57,470	117,509	280,424	200,023	606,096	1,261,522
Bonds and subordinates notes issued	13,078	27,855	154,433	749,497	1,004,251	1,949,114	6,635	5,883	110,975	444,563	589,016	1,157,072
Other liabilities	454,405	26,387	89,225	102,950	20,045	693,012	122,619	155,032	379,563	90,430	60,048	807,692

Total liabilities	5,019,531	2,152,370	7,320,883	4,420,713	2,142,323	21,055,820	4,625,825	2,127,799	7,880,103	3,446,411	2,200,847	20,280,985

The table below shows the contractual maturity of the Group’s contingent credits at the date of the consolidated statements of financial position:

	As of December 31, 2009						As of December 31, 2008
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 1 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Contingent credits	283,051	798,222	1,019,234	303,597	124,031	2,528,135	208,248	541,900	705,150	279,693	20,911	1,755,902

The group expects that not all of the contingent liabilities or commitments will be drawn before expiration of the commitments.

Notes to the consolidated financial statements (continued)

29.4	Operational risk -
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

Life insurance contracts
Life insurance contracts offered by the Group include whole life, term assurance, unitized pensions, guaranteed annuity pensions, pure endowment pensions and mortgage endowments.

Whole life and term assurance are conventional regular premium products where lump sum benefits are payable on death or permanent disability. Few contracts have a surrender value.

The main risks that the Group is exposed are mortality, morbidity, longevity, investment return, expense of loss arising from expense experience being different than expected, and policyholder decision, all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

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

Non-life insurance contracts (general insurance and healthcare)
The Group principally issues the following types of general insurance contracts: motor, household and commercial. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

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

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Notes to the consolidated financial statements (continued)

In the following paragraphs the Group has segregated some risk information related to its insurance business, which has been already included in the Group’s consolidated risk information; in order to provide more specific insight about this particular business.

(a)	Sensitivity to changes in interest rates -
The following tables demonstrate the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, in consolidated income statement and consolidated statements of comprehensive income of the insurance activity, before income tax:

	As of December 31, 2009
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	164	-/	+	15,967
U.S. Dollar	+/-	75	-/+	246	-/	+	23,951
U.S. Dollar	+/-	100	-/+	328	-/	+	31,935
U.S. Dollar	+/-	150	-/+	493	-/	+	47,902
Peruvian Currency	+/-	50	+/-	35	-/	+	3,469
Peruvian Currency	+/-	75	+/-	52	-/	+	5,204
Peruvian Currency	+/-	100	+/-	69	-/	+	6,939
Peruvian Currency	+/-	150	+/-	104	-/	+	10,408

	As of December 31, 2008
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	201	-/	+	6,734
U.S. Dollar	+/-	100	-/+	402	-/	+	13,468
U.S. Dollar	+/-	200	-/+	805	-/	+	26,935
U.S. Dollar	+/-	300	-/+	1,207	-/	+	40,403
Peruvian Currency	+/-	50	+/-	58	-/	+	2,597
Peruvian Currency	+/-	100	+/-	117	-/	+	5,193
Peruvian Currency	+/-	200	+/-	234	-/	+	10,386
Peruvian Currency	+/-	300	+/-	351	-/	+	15,579

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

(b)	Liquidity risk of the insurance activity -
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

The undiscounted cash flows payable by the Group for technical, insurance claims reserves and reserves for unearned premiums by their remaining contractual maturities, including future interest payments, are presented in note 29.3.

Other non-derivative financial liabilities are related to the balances presented in the consolidated statements of financial position and include mainly accounts payable to reinsurers and coinsurers and other liabilities with contractual maturities of less than one year, see also note 29.3.

Unit linked liabilities are repayable or transferable on demand and are included in the up to a year column.

(c)	Credit risk of the insurance activity -
Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

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

Notes to the consolidated financial statements (continued)

-
A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee.  The policy is regularly reviewed for pertinence and for changes in the risk environment.

-
The Group issues unit-linked investment policies whereby the policyholder bears the investment risk on the assets held in the unit-linked funds as the policy benefits are directly linked to the value of the assets in the fund. Therefore, the Group has no material credit risk on unit-linked financial assets.

-
The Group has not provided the credit risk analysis for the financial assets of the unit-linked business. This is due to the fact that, in unit-linked business, the liability to policyholders is linked to the performance and value of the assets that back those liabilities and the shareholders have no direct exposure to any credit risk in those assets.

29.6	Capital management
The Group maintains an actively managed capital base to cover risks inherent in its business.  The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes.

The Group’s objectives when managing capital, which is a broader concept than the “Equity” on the face of the consolidated statements of financial position, are: (i) to comply with the capital requirements set by the regulators of the banking markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business.

Capital adequacy and the use of regulatory capital are monitored daily by the Group’s Management, employing techniques based on the guidelines developed by the Basel Committee, as implemented by the SBS for supervisory purposes.  The required information is filed with the SBS on a quarterly basis.  The SBS requires each bank or banking group to: (a) hold the minimum level of the regulatory capital, and (b) maintain a ratio of total regulatory capital to the risk-weighted asset at maximum level of 11.  On June 2008, through Legislative Decree 1028, the ratio indicated in (b) above was modified, requiring that starting July 1, 2011, the regulatory capital be at least 10 percent of the assets and contingent credits weighed by credit risk plus 10 times the required regulatory capital for operational and market risk (9.5 percent starting July 1, 2009 and 9.8 percent starting July 1, 2010).  In addition, those individual banking subsidiaries or similar financial institutions not incorporated in Peru are directly regulated and supervised by their local banking supervisor, whose regulatory capital requirements may differ from country to country.

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

Notes to the consolidated financial statements (continued)

According to the SBS regulations, the Junior Subordinated Notes issued by BCP through its Panama branch for US$250.0 million are computable to determinate the Group’s regulatory capital, see note 15(a)(iii).

As of December 31, 2009 and 2008, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately US$2,221.1 and US$1,604.7 million, respectively.  This regulatory capital has been determined in accordance with SBS regulations in force as of such dates.  According to the SBS regulations, the Group’s regulatory capital exceeds in approximately US$660.3 million the minimum regulatory capital required as of December 31, 2009 (approximately US$263.6 million as of December 31, 2008).

29.7	Fair value
(a)
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

(i)
Assets for which fair value approximates carrying value - For financial assets and financial liabilities that are liquid or having a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair value.  This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(ii)
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

(iii)
Financial instrument recorded at fair value - The fair value for financial instruments traded in active markets at the dates of the consolidated statements of financial position is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.  For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques.  Valuation techniques include net present value techniques and comparison to similar instruments for which market observable prices exist, see (b).

Notes to the consolidated financial statements (continued)

Based in the aforementioned, set out below is a comparison of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position.  The table does not include the fair values of non-financial assets and non-financial liabilities:

	2009		2008
	Book value	Fair value	Book value	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	3,836,658	3,836,658	3,766,171	3,766,171
Trading securities	70,774	70,774	36,084	36,084
Investments available-for-sale	5,079,606	5,079,606	4,950,754	4,950,754
Loans, net	11,231,280	11,253,024	10,322,041	10,330,518
Financial assets designated at fair value through profit or loss	135,670	135,670	137,945	137,945
Premiums and other policies receivable	121,338	121,338	111,561	111,561
Accounts receivable from reinsurers and coinsurers	137,098	137,098	165,144	165,144
Due from customers on acceptances	96,423	96,423	232,580	232,580
Other assets	420,222	420,222	326,740	326,740
Total	21,129,069	21,150,813	20,049,020	20,057,497

Liabilities
Deposits and obligation	14,091,828	14,091,828	13,950,437	13,950,437
Due to banks and correspondents	1,167,438	1,167,502	1,179,991	1,180,404
Banker’s acceptances outstanding	96,423	96,423	232,580	232,580
Accounts payable to reinsurers and coinsurers	48,009	48,009	55,841	55,841
Borrowed funds	1,089,221	1,093,215	1,150,716	1,153,108
Bonds and subordinated notes issued	1,287,022	1,321,004	785,230	773,652
Other liabilities	596,589	596,589	575,112	575,112
Total	18,376,530	18,414,570	17,929,907	17,921,134

Notes to the consolidated financial statements (continued)

(b)	Determination of fair value and fair values hierarchy -
The following table shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

		Level 1	Level 2	Level 3	Total
December 31, 2009	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets

Derivative financial instruments:
Held for trading		-	83,077	-	83,077
Held as hedges		-	14,264	-	14,264
	11(b)	-	97,341	-	97,341
Trading securities		53,716	17,058	-	70,774
Financial assets designated at fair value through profit or loss	7	135,670	-	-	135,670

Investments available-for-sale:
Debt securities		1,490,567	3,164,273	42,423	4,697,263
Equity securities		301,420	22,058	7,255	330,733
	5(a)	1,791,987	3,186,331	49,678	5,027,996
Total financial assets		1,981,373	3,300,730	49,678	5,331,781

Financial liabilities

Derivative financial instruments:
Held for trading		-	63,019	-	63,019
Held as hedges		-	104,830	-	104,830
Total financial liabilities	11(b)	-	167,849	-	167,849

Notes to the consolidated financial statements (continued)

Included in the Level 1 category are financial assets that are measured in whole or in part by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The Level 2 category are financial assets and liabilities measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions, are assets and liabilities for which pricing is obtained via pricing services, but where prices have not been determined in an active market, financial assets with fair values based on broker quotes, investments in private equity funds with fair values obtained via fund managers and assets that are valued using the Group’s own models whereby the majority of assumptions are market observable.

The Level 3 category are financial assets measured using a valuation technique (model) based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

Level 3 financial instruments measured at fair value amounting to US$49.7 million.  The net unrealized gains of these instruments amount to US$3.6 million, and the gross impairment recorded for these investments amounting to US$7.8 million as of December 31, 2009.

During 2009, there were not transfer from Level 3 to Level 1 and Level 2 of financial instruments measured at fair value.

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

Notes to the consolidated financial statements (continued)

As of December 31, 2009 and 2008, the assigned value of the financial assets under administration (in millions of U.S. Dollars) is as follows:

	2009	2008

Investments funds	1,997.2	1,394.6
Pension funds	6,582.8	4,199.0
Equity managed	2,534.4	1,966.8

Total	11,114.4	7,560.4

ITEM 19.	EXHIBITS

(a) Index to Exhibits

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CREDICORP LTD.

By:	/s/ ALVARO CORREA
Name:	Alvaro Correa
Title:	Chief Financial Officer

Dated:  June 17, 2010

EXHIBIT INDEX

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial and Accounting Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002