Form 20-F/A
period 2009-12-31
CREDICORP LTD
filed 2011-02-23
CIK 1001290

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
Yes           ☐                  No       ☒

EXPLANATORY NOTE

Credicorp Ltd. is filing this amendment to its Form 20-F for the year ended December 31, 2009 in order to address comments received from the Securities and Exchange Commission to the original Form 20-F filed on June 18, 2010 (the “Original Filing”).

This amendment amends and restates the following Items of Credicorp’s Form 20-F:

•	Item 3 “Key Information”

•	Item 4 “Information on the Company”

•	Item 5 “Operating and Financial Review and Prospects”

•	Item 6 “Directors and Senior Management”

This amendment and the Original Filing continue to speak as of June 18, 2010, the date on which the Original Filing was made. Except as described above, this amendment does not, and does not purport to, amend or restate the information in any other Item of the Original Filing, or update the disclosure for or on account of any events that have occurred after the date on which the Original Filing was made.

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

The Peruvian government’s economic policies during the last decade have provided the appropriate fundamentals to support positive performance by the Peruvian economy. As a result, the international financial crisis did not impact Peru as severely as other countries. In addition, the current government has also implemented a US$3 billion anti-crisis program to alleviate any effects from the crisis.  However, while the economic policies of recent Peruvian governments have been relatively stable, future governments might adopt different economic policies that are less favorable for the Peruvian economy.

Foreign exchange fluctuations and exchange controls may adversely affect our financial condition and results of operations.

Even though the functional currency of our financial statements is U.S. Dollars and our dividends are paid in U.S. Dollars, BCP, PPS and Prima AFP for local statutory purposes, prepare their financial statements and pay dividends in Nuevos Soles. The Peruvian government does not currently impose restrictions on a company’s ability to transfer U.S. Dollars from Peru to other countries, to convert Peruvian currency into U.S. Dollars or to pay dividends abroad. Nevertheless, Peru has had restrictive exchange controls in the past, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. See “Item 10. Additional Information—(D) Exchange Controls.”  In addition, depreciation of the Nuevo Sol against the U.S. Dollar would decrease the U.S. Dollar value of any dividends BCP, PPS and Prima AFP pay us, which would have a negative impact on our ability to pay dividends to shareholders.

Although Peru’s foreign reserves currently compare favorably with those of many other Latin American countries, Peru may not be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations. Similarly, Peru may impose exchange controls should its foreign reserves decline. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to currency devaluation or a volatility of short-term capital inflows. We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching the volumes and maturities of our Nuevo Sol-denominated assets against our Nuevo Sol-denominated liabilities. Nevertheless, a sudden and significant devaluation of the Nuevo Sol could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

While we expect this economic stability to continue in the short-term, there is still some level of concern regarding the continued stability and Bolivia’s long-term economic performance. Bolivia has a high dependence on commodities exports and needs to generate larger local and foreign investment. These long-term concerns could adversely affect BCP Bolivia’s income and results of operation.

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

Net gains from sales of securities increased 132.8% to US$120.9 million in 2009 as compared to US$51.9 million in 2008, following an increase from US$46.4 million in 2007, which represented an increase of 12.0%. The increase in 2009 was primarily due to the increased volatility observed in capital markets, which caused the appreciation of prices in our investment portfolio, mainly in positions of global and sovereign bonds of the Peruvian government and of Colombian government bonds, where we realized gains on the sale of such instruments.  The increase in 2008 was principally due to gain from market value fluctuation on sales of investments.

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

Fernando Fort is a lawyer and partner at the law firm of Fort Bertorini Godoy Pollari & Carcelen Abogados S.A. Mr. Fort served as a director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. Since March 2009, he has served on our Board of Directors and on the board of directors of ASB, BCB and BCP’s subsidiaries. Mr. Fort also serves as a director on the Board of Inversiones Centenario and Edelnor S.A.A.

Reynaldo Llosa is a business manager and since August 1995 has been a director on our board of directors and on the boards of ASB, BCB, Pacífico Peruano Suiza and BCP’s subsidiaries. He has also been a director of BCP from 1980 to October 1987 and from March 1990 to the present. Mr. Llosa is the main partner and general manager of F.N. Jones S.R. Ltda. and serves as a Director on the boards of Edelnor S.A.A. and Distrilima.

Juan Carlos Verme is a businessman and has served on the Board of Directors since August 1995. He has served on the board directors of BCP since March 1990 and is also on the board of directors of ASB and BCB. Mr. Verme is Chairman of Inversiones Centenario and he also serves as a member of the Board of some of BCP’s subsidiaries (Creditítulos S.A., Credifondo S.A.C., and Solución Financiera de Crédito del Perú S.A). He is a director of the Asamblea General de Asociados del Patronato del Museo de Arte de Lima (the General Assembly of Patron Members of the Lima Art Museum).

Luis Enrique Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He has served on the Board of Directors since October 2002 as well as the board of directors of BCP since February 1995. Mr. Yarur is Chairman of the Board of Empresas Juan Yarur S. A. C., Banco de Crédito e Inversiones of Chile, BCI Seguros Generales S.A, BCI Seguros de Vida S.A., Chairman of Empresas Jordan S.A. and Vice-Chairman of Empresas Lourdes S.A. He is Vice-President of the Asociación de Bancos e Instituciones Financieras A. G., a member of the International Advisory Board IESE, España and director of the Bolsa de Comercio de Santiago.

Felipe Ortiz de Zevallos is an industrial engineer with a Master’s degree in Management Science  from Rochester University and a degree in Management from Harvard Business School. Mr. Ortiz de Zevallos has served on the Board of Directors since March 2005. He also serves as a director on the boards of BCP, Grupo Apoyo (where he is the Chairman), Compañía de Minas Buenaventura S.A., Sociedad Minera el Brocal S.A.A., AC Capitales SAFI, HTA Perú SAC, and AC Pública. From September 2006 until March 2009, Felipe Ortiz de Zevallos was Peru’s Ambassador to the United States. Prior to becoming Peru’s Ambassador to the United States, Mr. Zevallos served as the President of Universidad del Pacífico in Lima (elected for the period 2004-2009).

Germán Suárez is an economist with a Master’s degree in Economics from Columbia University. Mr. Suárez was elected to the Board of Directors in March 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as a director on the boards of BCP and Compañía de Minas Buenaventura S.A.

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

Dated:  February 23, 2011

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