Form 20-F
period 2010-12-31
CREDICORP LTD
filed 2011-04-29
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Item 17  ☐                       Item 18  ☐

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

Our four principal operating subsidiaries are Banco de Crédito del Perú (which, together with its consolidated subsidiaries, is referred to as BCP), Atlantic Security Bank held through Atlantic Security Holding Corporation (which, are referred to as ASB and ASHC, respectively), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (which, together with its consolidated subsidiaries, is referred to as Pacífico Peruano Suiza or PPS) and Prima AFP. BCP’s activities include commercial banking, investment banking and retail banking. As of and for the year ended December 31, 2010, BCP accounted for 84.7% of our total assets, 79.1% of our net income and 71.6% of our net equity. Unless otherwise specified, the individual financial information for BCP, ASHC, PPS and Prima AFP included in this Annual Report has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.” We refer to BCP, ASB, PPS and Prima AFP as our main operating subsidiaries, and we refer to Grupo Crédito S.A. (Grupo Crédito) and ASHC as our two main holding subsidiaries.

“Item 3. Key Information—(A) Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2006, 2007, 2008, 2009 and 2010.

Our management’s criteria on foreign currency translation, for the purpose of preparing the Credicorp Consolidated Financial Statements, is described in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—(1) Critical Accounting Policies—Foreign Currency Translation.”

Some of our subsidiaries maintain their operations and balances in Nuevos Soles. As a result, this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars which is solely for the convenience of the reader. You should not construe any of these translations as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein, or at all. Unless otherwise indicated, these U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.2.809 = US$1.00, which is the December 31, 2010 exchange rate set by the Peruvian Superintendencia de Banca, Seguros y AFP (the Superintendency of Banks, Insurance and Pension Funds, or the SBS). The average of the bid and offered free market exchange rates published by the SBS for April 20, 2011 was S/..2.818 per US$1.00. Translating amounts expressed in Nuevos Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of U.S. Dollar amounts that are different from the U.S. Dollar amounts that would have been obtained by translating Nuevos Soles on another specified date (at the prevailing exchange rate on that different specified date). See also “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles. Our Bolivian subsidiary operates in Bolivianos, a currency that has been maintained stable over the recent years. It’s Financial Statements are also represented in U.S Dollars.

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

The summary of our consolidated financial data as of, and for the years ended, December 31, 2006, 2007, 2008, 2009 and 2010 is derived from the Credicorp Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados S.C.R.L, member of Ernst & Young Global, independent registered public accountants.

The report of Medina, Zaldívar, Paredes & Asociados S.C.R.L on the Credicorp Consolidated Financial Statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2006		2007		2008		2009		2010
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$	782,002	US$	1,065,339	US$	1,382,844	US$	1,312,925	US$	1,471,708
Interest expense		(283,478)		(431,365)		(561,617)		(420,564)		(414,121)
Net Interest income		498,524		633,974		821,227		892,361		1,057,587
Provision for loan losses (1)		4,243		(28,439)		(48,760)		(163,392)		(174,682)
Net interest income after provision for loan losses		502,767		605,535		772,467		728,969		882,905
Fees and commissions from banking services		243,778		324,761		394,247		436,819		524,895
Net gains (loss) from sales of securities		27,281		46,376		51,936		120,932		80,326
Net gains on foreign exchange transactions		41,638		61,778		108,709		87,944		104,169
Net premiums earned		251,261		297,272		393,903		424,682		480,293
Other income		26,197		90,022		37,672		74,936		95,145
Claims on insurance activities		(186,522)		(238,600)		(341,910)		(286,458)		(315,572)
Operating expenses		(585,058)		(747,089)		(920,603)		(957,110)		(1,085,885)
Merger costs		(5,706)		0		0		0		0
Income before translation result and income tax		315,636		440,055		496,421		630,714		766,276
Translation result		15,216		34,627		(17,650)		12,222)		24,120
Income tax		(83,587)		(102,287)		(109,508)		(138,500)		(187,081	) )
Net income		247,265		372,395		369,263		504,436		603,315
Attributable to:
Net income attributable to Credicorp’s equity holders		230,013		350,735		357,756		469,785		571,302
Minority interest		17,252		21,660		11,507		34,651		32,013
Number of shares as adjusted to reflect changes in capital		79,761,475		79,761,475		79,761,475		79,534,485		79,440,484
Net income per common share attributable to Credicorp´s equity holders (2)		2.88		4.40		4.49		5.90		7.19
Diluted net income per share		2.88		4.40		4.49		5.90		7.17
Cash dividends declared per common share		1.30		1.50		1.50		1.70		1.95
BALANCE SHEET DATA:
IFRS:
Total assets		12,881,529		17,705,898		20,821,069		22,013,632		28,413,180
Total loans (3)		5,877,361		8,183,845		10,456,284		11,505,319		14,278,064
Reserves for loan losses (1)		(210,586)		(229,700)		(248,063)		(376,049)		(448,597)
Total deposits		8,799,134		11,299,671		13,877,028		14,032,179		18,017,714
Equity attributable to Credicorp’s equity holders		1,396,822		1,676,009		1,689,172		2,316,856		2,873,749
Minority interest		136,946		139,264		106,933		186,496		56,502
Net Equity		1,533,768		1,815,273		1,796,105		2,503,352		2,930,251

	Year ended December 31,
	2006	2007	2008	2009	2010
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin (4)	4.64%	4.50%	4.46%	4.70%	4.61%
Return on average total assets (5)	1.92%	2.29%	1.86%	2.19%	2.27%
Return on average equity attributable to Credicorp’s equity holders (6)	18.44%	22.67%	20.21%	23.72%	21.25%
Operating expenses as a percentage of net interest and non-interest income (7)	50.26%	50.62%	40.27%	46.18%	45.75%
Operating expenses as a percentage of average assets	4.89%	4.88%	4.78%	4.47%	4.31%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.84%	9.47%	8.11%	10.52%	10.11%
Regulatory capital as a percentage of risk weighted assets (8)	11.98%	12.80%	12.33%	14.32%	12.51%
Total past-due loan amounts as a percentage of total loans (9)	1.31%	0.75%	0.79%	1.60%	1.47%
Reserves for loan losses as a percentage of total loans	3.24%	2.58%	2.15%	3.08%	2.91%
Reserves for loan losses as a percentage of total loans and other contingent credits (10)	2.59%	2.17%	1.84%	2.53%	2.39%
Reserves for loan losses as a percentage of total past-due loans (11)	247.85%	343.68%	270.72%	191.99%	198.04%
Reserves for loan losses as a percentage of substandard loans (12)	78.24%	100.45%	112.26%	99.45%	103.80%

(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write-off recoveries.

(2)
We have 100 million authorized common shares. As of December 31, 2010, we had issued 94.4 million common shares, of which 14.6 million were held by ASHC. The per common share data given considers net outstanding shares (common shares net of shares held by BCP, ASHC and PPS) of 79.7 million in 2002 to 2009. See Notes 16 and 25 to the Credicorp Consolidated Financial Statements.

(3)
Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, we had contingent loans of US$1,455.4 million, US$1,564.5 million, US$1,755.9 million, US$2,528.1 million and US$3,135.2 million, as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively. See Note 19 to the Credicorp Consolidated Financial Statements.

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

(9)
Depending on the type of loan, BCP considers loans past due for corporate, large business and medium business loans after 15 days; for small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. ASB considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. For IFRS 7 disclosure requirements on past-due loans, See Note 29.1 to the Credicorp Consolidated Financial Statements. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”

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

Year ended December 31,	High (1)	Low (1)	Average (2)	Period-end (3)
	(Nominal Nuevos Soles per U.S. Dollar)
2006	3.455	3.195	3.274	3.195
2007	3.197	2.998	3.125	2.998
2008	3.135	2.751	2.939	3.135
2009	3.258	2.853	3.010	2.889
2010	2.858	2.788	2.826	2.808

Source: Bloomberg
(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High (1)	Low (1)
	(Nominal Nuevos Soles per U.S. Dollar)
2010
December	2.828	2.800
2011
January	2.806	2.771
February	2.788	2.767
March	2.815	2.767
April (through April 20)	2.823	2.799

Source: Bloomberg
(1)	Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for April 20, 2011 was S/..2.818 per US$1.00.

(B)	Capitalization and Indebtedness

Not applicable.

(C)	Reasons for the Offer and Use of Proceeds

Not applicable.

(D)	Risk Factors

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

In July 1990, Alberto Fujimori was elected President and implemented a broad-based reform of Peru’s political system and economic and social conditions. The reform was aimed at stabilizing the economy, restructuring the national government (by reducing bureaucracy), privatizing state-owned companies, promoting private investment, eradicating corruption and bribery in the judicial system, developing and strengthening free markets, institutionalizing democratic representation, and enacting programs designed to strengthen basic services related to education, health, housing and infrastructure. After taking office for his third term in July 2000, under extreme protest, President Fujimori was forced to call for general elections when corruption in his government was exposed to the public. Fujimori later resigned in favor of a transitory government. In April of 2009, following a 15- month trial in Lima, Fujimori was sentenced to 25 years in prison for violations of human rights in connection with government-linked death squads. In 2001, Alejandro Toledo became President, ending two years of political turmoil. President Toledo retained, for the most part, the economic policies of the previous government. He focused on promoting private investment, eliminating tax exemptions, and reducing underemployment and unemployment. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Despite Peru’s moderate economic growth, the Toledo administration faced public unrest spurred by high rates of unemployment, underemployment and poverty.

In the elections held in April 2006, no presidential candidate received the required 50% or more of the votes. As a result, a second round election between the top two presidential candidates, Ollanta Humala from the Partido Unión por el Peru, or the UPP, and Alan García Pérez of the Partido Alianza Popular Revolucionaria, or APRA, was held on June 4, 2006. Alan García Pérez, who had previously served as President of Peru from 1985 to 1990, was elected and currently serves as President. The García administration has followed economic policies similar to those of the Toledo administration, which included achieving sustained economic growth, increasing exports of Peruvian goods, reducing unemployment, underemployment and poverty, reforming the tax system, fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

The Peruvian government’s economic policies during the last decade have provided the appropriate fundamentals to support positive performance by the Peruvian economy. As a result, the international financial crisis did not impact Peru as severely as other countries. In 2009 the current government implemented a US$3 billion anti-crisis program leading to a strong economic reactivation in 2010 when the Peruvian economy achieved an 8.8% annual growth in GDP. However, while the economic policies of recent Peruvian governments have been relatively stable, future governments might adopt different economic policies that are less favorable for the economy.

Presidential elections were held in Peru on April, 10, 2011. Under the Peruvian constitution, if no candidate receives the majority of votes in a presidential election, the two candidates with the most votes will face a run-off, second round election to determine the winner.  In accordance with official figures, Ollanta Humala received 31.7% of valid votes, followed by Keiko Fujimori (23.6%), Pedro Pablo Kuczynski (18.5%), Alejandro Toledo (15.6%), Luis Castañeda (9.8%) and other candidates (0.8%).  Because no candidate obtained more than 50% of valid votes, a second round election will be held on June 5, 2011, between Ollanta Humala and Keiko Fujimori (the daughter of former president Alberto Fujimori).

Neither Mr. Humala nor Ms. Fujimori is from the APRA, the political party of the current president Alan Garcia, and we do not know what economic policies either candidate would pursue if elected.  The new president may pursue economic policies that would ultimately be harmful to Peruvian economic growth or to our economic and political relationships with other countries.  The economic policies of the new president may have a material adverse effect on our financial condition or results of operations.

Foreign exchange fluctuations and exchange controls may adversely affect our financial condition and results of operations.

Even though the functional currency of our financial statements is U.S. Dollars and our dividends are paid in U.S. Dollars, BCP, PPS and Prima AFP for local statutory purposes, prepare their financial statements and pay dividends in Nuevos Soles. The Peruvian government does not impose restrictions on a company’s ability to transfer U.S. Dollars from Peru to other countries, to convert Peruvian currency into U.S. Dollars or to pay dividends abroad. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. See “Item 10. Additional Information—(D) Exchange Controls.”  In addition, depreciation of the Nuevo Sol against the U.S. Dollar would decrease the U.S. Dollar value of any dividends BCP, PPS and Prima AFP pay us, which would have a negative impact on our ability to pay dividends to shareholders.

Peru’s foreign reserves currently compare favorably with those of many other Latin American countries. However, a reduction in the level of foreign reserves will impact the country’s ability to meet its foreign currency-denominated obligations. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to currency devaluation or a volatility of short-term capital inflows. We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching the volumes and maturities of our Nuevo Sol-denominated assets against our Nuevo Sol-denominated liabilities. Nevertheless, a sudden and significant devaluation of the Nuevo Sol could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP, PPS, ASB and Prima AFP. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, there are no restrictions on the ability of BCP, ASHC, PPS or Grupo Crédito to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our revenues are related to banking activities, a deterioration of loan quality may have an adverse impact on our financial condition and results of operations. On the one hand, loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies. On the other hand, our pursuit of opportunities in which we can charge higher interest rates, thereby increasing revenues, may reduce diversification of our loan portfolio and expose us to greater credit risk. We believe that significant opportunities exist in middle market, consumer lending and microfinance in Peru. We also believe that we can, on average, charge higher interest rates on such loans as compared with interest charged on loans in our core corporate banking business, made primarily to clients that operate in industrial and commercial economic sectors.

Accordingly, our strategy includes a greater emphasis on middle market, consumer loans and microfinance, as well as continued growth of our loan portfolio in general. An increase in our portfolio’s exposure to these areas could be accompanied by greater credit risk. Such a greater credit risk would not only be affected by the speed and magnitude of the increase, but also by the shift to lending to these sectors, which have higher risk profiles compared with loans to large corporate customers. Given the changing composition of our loan portfolio, historical loss experience may not be indicative of future loan loss experience.

Because we are subject to regulation and supervision in Peru, Bolivia, the Cayman Islands, the United States of America and Panama, changes to the regulatory framework in any of these countries or changes in tax laws could adversely affect our business.

We are mainly subject to extensive supervision and regulation through the SBS’s consolidated supervision regulations, which regulate all of our subsidiaries and offices including those located outside Peru. The SBS and the Banco Central de Reserva, or the Central Bank, supervise and regulate BCP’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions. The SBS and the Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Such changes in the supervision and regulation of BCP may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP.” Furthermore, changes in regulation related to consumer protection may also affect our business.

On February 15, 2011, the Peruvian government enacted Law 29663, which partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the new law, any transfer of shares of a company not domiciled in Peru will be subject to Peruvian income tax if, at any point during the 12 months prior to the transfer, the market value of the shares of a Peruvian domiciled company that is directly or indirectly owned by the non-Peruvian domiciled company represents 50% or more of the market value of the shares representing the equity capital of the non-Peruvian domiciled company. This change became effective on February 16, 2011.

At the same time, two new obligations were imposed on Peruvian domiciled companies: (i) each Peruvian domiciled company is now required to report to the Peruvian Tax Administration (SUNAT) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares, and (ii) each Peruvian domiciled company is now responsible for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares.  The effectiveness of the obligations mentioned in (i) and (ii) above is subject to additional enactments by the Peruvian government. Credicorp does not believe that the rules adopted by the Peruvian government to implement this new law will have a material impact on the company, its subsidiaries or its shareholders, but until final rules are enacted we cannot assure you that the new law will not have a material adverse effect on the company, its subsidiaries or its shareholders.

We are also regulated by the United States Federal Reserve System, which shares its regulatory responsibility with the State of Florida Department of Banking and Finance - Office of Financial Regulation, with respect to BCP’s Miami agency, and by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA), with respect to Credicorp Securities, a U.S. broker dealer.  Similarly, we are regulated by other governmental entities in other jurisdictions. In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority, or CIMA, while in Bolivia, we are subject to the supervision of the Financial System Supervisory Authority (or FSSA or ASFI in Spanish) that has assumed all regulatory functions held previously be the Superintendency of Banks and Financial Entities and the Superintendency of Pensions, Securities and Insurance. In Panama, we are subject to the supervision of the Superintendency of Banks and the regulatory framework set forth in the Decree Law 9 of February 25, 1998. Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

Our banking operations in Bolivia expose us to risk related to Bolivian political and economic conditions.

Banco de Crédito de Bolivia, or BCB, is BCP’s commercial bank in Bolivia.  Most of BCB’s operations and customers are located in Bolivia. Accordingly, our results of operations and financial conditions depend on the level of economic activity in Bolivia. While Bolivia’s macroeconomic indicators have generally been positive over the last several years, including a steady growth rate and increasingly international reserves, inflation has increased, primarily due to rising international food prices.  At the same time, the country of Bolivia continues to experience a volatile political environment and a reduction in private investment activity We expect to face some increased costs as a result of inflation, exchange rate revaluation and also relevant some regulatory changes that could impact our earnings. In this environment, the key is to control costs and expenses, increase efficiency and maintain a prudent and proactive risk management.  Any material negative effect on BCB’s operations or financial results could have a material adverse effect on Credicorp’s own results of operations.

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

We are engaged principally in banking (including commercial and investment banking), insurance (including commercial property, transportation and marine hull, automobile, life, health and underwriting insurance), pension funds (including private pension fund management services), and brokerage and other (including brokerage, trust, custody and securitization services, asset management and proprietary trading and investment). As of December 31, 2010, our total assets were US$28.4 billion and our net equity was US$2.9 billion. Our net income attributable to our equity holders in 2009 and 2010 was US$469.8 million and US$571.3 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

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

The following table gives certain financial information about us by principal business segments as of and for the year ended December 31, 2010 (See Note 26 to the Credicorp Consolidated Financial Statements):

	As of and for the Year ended December 31, 2010
	Total Revenues		Operating Income		Total Assets
	(U.S. Dollars in millions)
Banking	US$	2,042	US$	1,037	US$	25,597
Insurance		578		232		1,716
Pension fund		87		0		258
Brokerage and others		50		(47)		482
Credicorp	US$	2,757	US$	1,222	US$	28,413
Asset Under Management		-		-	US$	16,212

We conduct our commercial banking and investment banking activities primarily through BCP, the largest (in terms of total assets, loans, deposits, net equity and net income) full-service Peruvian commercial bank, and ASB private banking and asset management firm. We conduct our pension fund business through Prima AFP and our insurance activities through PPS, which is the second largest Peruvian insurance company in terms of premiums, fees and net income. You should note that the term “Peruvian commercial bank,” “Peruvian insurance company” and other similar terms used in this Annual Report do not include the assets, results or operations of any foreign parent company or foreign subsidiary of such Peruvian company.

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

In December 1995, we purchased 99.99% of Inversiones Crédito (whose name has changed to Grupo Crédito), a non-financial entity with assets of US$376.9 million as of December 2009.

In August 1997, we acquired 39.5% of BCB from BCP for US$9.2 million. In July 1998, we acquired 94.86% of Banco de La Paz, a Bolivian bank with US$52.1 million in assets, which we subsequently merged with BCB in January 1999. During this time, we also increased our beneficial ownership in BCB to 55.79%, which left BCP with ownership of the remaining 44.21%. In November 2001, however, BCP bought back 55.53% of our interest in BCB for US$31.5 million. As of December 31, 2010, BCB operated 66 branches and 176 ATMs located throughout Bolivia. BCB’s results have been consolidated in the BCP financial statements since the date of its acquisition by BCP in November 1993.

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

In March 2004, PPS acquired 100% of Novasalud Perú S.A. – Entidad Prestadora de Salud (Novasalud EPS) for US$6.5 million. PPS then merged Novasalud EPS with Pacífico S.A. Entidad Prestadora de Salud (Pacífico Salud), a subsidiary of PPS.

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

In 2006, Prima AFP incurred significant merger expenses relative to its size, reaching the end of the year with losses of US$20.7 million. However, Prima AFP had a net income of US$25.5 million during 2010, with 1,124,457 affiliates and US$9,765 million of funds under its management.

In November 2006, we bought PPS’s remaining 1.02% of BCP shares, generating goodwill, valued at approximately US$7.2 million, from to the minority interest we acquired (0.25%).

In October 2009, BCP acquired from the Cooperative for Assistance and Relief Everywhere Inc. (CARE) – Perú, all the shares that this entity owned of Empresa Financiera Edyficar S.A. (Edyficar), representing 77.12% of Edyficar’s capital stock. In accordance with Peruvian legal requirements in effect at the time, BCP made a public offering to Edyficar’s minority shareholders to acquire the remaining 22.66% of the company’s stock. The total purchase price for the acquisition was US$96.1 million, including related direct acquisition costs. As of December 31, 2010 BCP owned 99.79% of Edyficar.

In October 2010 the Credicorp group acquired American Life Insurance Company (ALICO)’s 20.1% and 38% stakes in PPS and Pacifico Vida, respectively. Pacifico Vida's shares were acquired through Credicorp Ltd. and its subsidiary, Grupo Credito, acquired PPS's shares. Consequently, at the conclusion of this transaction, Credicorp and its subsidiary Grupo Credito held 97.26% of Pacifico Seguros, and jointly controlled 100% of Pacifico Vida. The total investment amounted to approximately US$174 million, making it the largest transaction ever completed in the Peruvian insurance market. The acquisition will permit the Credicorp group to realize synergies in its decision making process and through the integration of all its insurance business lines. The closer proximity between companies will also allow PPS to improve its value proposition to customers, who seek integral insurance solutions.  On April 28, 2011, Credicorp transferred its 38% stake in Pacifico Vida to PPS.  As a result of that transfer, PPS now directly owns 100% of the shares of Pacifico Vida. This transfer will have no effect on Credicorp’s consolidated financial statements.

In November 2010, Credicorp's Board of Directors approved the transfer of 84.9% of BCP´s total shares to Grupo Crédito S.A. (its Peruvian wholly owned subsidiary) through a capital contribution, in order to facilitate Credicorp's future investments in Peru without modifying the controlling structure of BCP. The transaction was authorized by the Peruvian Superintendency of Banking, Insurance and Private Pension Fund Administrators. Under the new structure, Credicorp directly holds 12.7% of BCP's total shares and, in conjunction with its subsidiary Grupo Crédito, continues to control the same 97.6% of such shares without modifying the internal governance structure. Before this change in ownership structure, dividends to Credicorp from its Peruvian subsidiaries, such as BCP, were remitted abroad and had to be remitted back to Peru when capital for new investments in the country were required. With the new structure, Grupo Crédito, which acts as the local holding for some of Credicorp's investments in Peru (Prima AFP, PPS and others), will manage Credicorp's future Peruvian investments, and directly transfer the dividends to Credicorp when it is required to do so under Credicorp's dividend policy. This modified organizational structure will not affect the way Credicorp and BCP manage their day-to-day operations, and Credicorp’s dividend policy has not changed as a result of this transaction

The following tables show our organization and the organization of our principal subsidiaries as of December 31, 2010 and their relative percentage contribution to our total assets, total revenues, net income and net equity at the same date (see “—(C) Organizational Structure”):

	As of and for the Year ended December 31, 2010 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	88.9%	69.8%	87.7%	70.8%
Atlantic Security Holding Corporation	3.5%	5.5%	6.8%	8.5%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (2)	6.0%	21.2%	12.8%	11.5%
Prima AFP	0.9%	3.1%	4.6%	6.5%
Others (3)	0.6%	0.3%	-11.9%	2.7%

(1)	Percentages determined based on the Credicorp Consolidated Financial Statements.
(2)	Includes PPS and Pacífico Vida.
(3)	Includes Credicorp Ltd., CCR Inc., Credicorp Securities Inc. and others.

The following tables show the organization of BCP and its principal subsidiaries as of December 31, 2010

	As of and for the Year ended December 31, 2010 (2)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	92.2%	88.4%	84.6%	79.0%
Banco de Crédito de Bolivia	4.4%	4.2%	4.2%	4.8%
Empresa Financiera Edyficar S.A.	1.8%	5.0%	3.9%	2.6%
Solución Empresa Administradora Hipotecaria S.A.	0.3%	0.2%	0.7%	0.5%
Credifondo S.A.	0.1%	1.6%	4.6%	1.3%
Credibolsa Sociedad Agente de Bolsa S.A.	0.1%	0.3%	0.8%	0.8%
Others (3)	1.0%	0.2%	1.2%	10.9%

(1)	We hold an additional 4.08% stake through Credicorp Ltd.
(2)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2010.
(3)	Includes Creditítulos S.A., Inmobiliaria BCP and others.

(B)	Business Overview

(1)      Introduction – Review of 2010

General

We conduct our business operations through four different operating segments: Banking (which includes BCP, ASHC, BCB, Edyficar, and other minor financial subsidiaries), Insurance (which includes Pacífico Peruano Suiza and its subsidiaries), Pension funds (which includes Prima AFP), and Brokerage and other (which include principally Credifondo, Credibolsa, and others).

Primarily as a result of the strong recovery of the Peruvian economy in 2010, we recorded net income after minority interests of US$571.3 million, which was 21.6% higher than our net earnings in 2009. This result reflected the strong performance of all our subsidiaries.

Our total assets grew to US$28.4 billion as of December 31, 2010, a 29.1% increase from the US$22.0 billion in assets we held as of December 31, 2009. Our increase in total assets was a result of our loan growth. Loans grew by 24.2% in 2010 (compared to 9.9% in 2009, 27.8% in 2008 and 39.2% in 2007), following the expansion of the Peruvian economy, which had a GDP growth rate of 8.8% in 2010. Our past-due and under legal collection loan ratio decreased to 1.44% by the end of 2010 (compared to a ratio of 1.60% at the end of 2009 and  0.79% at the end of 2008). We had a coverage ratio of 198.0% (i.e., reserves for loans as a percentage of past-due loans), and our return on average net equity decreased to 22.2% in 2010 (compared to 23.7% in 2009).

Banking segment

BCP

BCP’s year-end 2010 net profit totaled US$477.0 million, which resulted in a contribution to Credicorp of US$464.4 million. This earnings contribution was 19.5% higher than the 2009 contribution (US$388.5 million) and was a product of the resurgence in demand for loans caused by the expansion of the Peruvian economy. As a result, BCP registered an average return on net equity (ROE) of 26.1%.

The main drivers behind BCP’s performance were:

•
the 20.3% growth in its net interest income after provision for loan losses, which reflects the 14.9% expansion of interest income on loans and the moderate increase of 1.0% in interest expenses due to the adequate control and asset & liability management;

•
the 13.8% increase in other income mainly as a result of higher banking services commissions (+25.5%) and net gain on foreign exchange transactions (+17.2%), which offset the contraction of 49.5% in net gain on sales of securities that in 2009 was extraordinarily high due to the purchase-sale of sovereign and global bonds; and

•	the significant rise in translation gains from US$7.6 million in 2009 to US$23.3 million in 2010.

Performance in these areas enabled BCP to offset the company’s 6.5% increase in provisions and 14.3% increase in operating expenses. The higher operating expenses were a result of BCP’s salary, employee benefits and, to a lesser degree, administrative expenses. These higher operating expenses were exacerbated by the 2.8% appreciation of the Nuevo Sol against the U.S. dollar over the year, as a significant portion of BCP’s operating expenses are denominated in local currency.

BCP’s total assets reached US$25.3 billion at the end of 2010, representing an increase of 31.7% over the previous year (US$19.2 billion). This increase in total assets was a result of the 24.0% expansion of BCP’s loan portfolio, which totaled US$13.9 billion at the end of 2010. The loan portfolio constituted 54.9% of BCP’s total assets at the end of 2010. BCP’s total past-due loans reached US$209.1 million (13.8% higher than the US$183.8 million registered in 2009) while refinanced and restructured loans increased by 29.0%, from US$58.2 million in 2009 to US$76.7 million at the end of 2010. The composition of BCP’s loan portfolio in 2010 did not change significantly. As of December 2010, the average daily balances in our wholesale banking accounted for 58.0% of BCP’s total portfolio (compared to 57.2% in December 2009) and retail banking accounted for 42% (compared to 42.8% in December 2009).

The average daily balances of BCP’s wholesale banking loans grew by 27.7% in 2010 as a result of the revival of previously postponed corporate investment plans and the rising level of corporate inventories in Peru. As a result, BCP continued to lead the Peruvian financial system with a market share of 46.5% for the corporate segment and 34.1% for the middle market (higher than the 46.0% and 33.3% market shares obtained in 2009, respectively).

BCP’s retail banking portfolio continued its upward trend and grew 23.2% in 2010. In terms of growth and yields, BCP’s SME loans were its best performing product, growing by 30.1% (measured in average daily balances) to a total volume of US$2.2 billion, followed by mortgages which grew 21.6% to US$1.9 billion. Consumer loans grew 16.9% to US$972 million, while credit cards expanded 15.0%, totaling US$580 million.

On the liabilities side, BCP’s deposits reached US$17.1 billion on December 31, 2010 (a 18.0% increase from the previous year). This increase in deposits not only continues to reinforce BCP’s funding structure as deposits account for 71.1% of all funding sources, but it also serves to maintain BCP’s status as an industry leader with a market share of 34.4%. Time deposits continued to be BCP’s largest deposit type, totaling US$5.7 billion as of December 31, 2010. Demand deposits, BCP’s second-largest deposit type, reached US$5.3 billion. Savings deposits totaled US$4.2 billion while Severance Accounts, or CTS, totaled US$1.3 billion.

BCP’s bonds gained greater relevance within the funding structure. In 2010, BCP completed a successful issue of senior unsecured bonds for US$800 million with a term of 10 years at a rate of 5.375%, The issuance, which was oversubscribed, represented the first benchmark size issue in the history of BCP with ratings of Baa2 (Moodys) and BBB (Fitch rating). As of December 31, 2010, BCP’s bonds totaled US$1,974 million (60.6% higher than the level registered in 2009).

BCP maintains conservative provisioning and long-term risk management policies. Its coverage ratio increased from 192.3% in 2009 to 198.3% in 2010. Total cumulative provisions reached US$414.8 million as of December 31, 2010, which is 17.4% higher than provisions in the previous year.

In 2010, BCP continued to focus its strategy on strengthening its customer service, which is related to its goal of providing quality and widespread customer access to the financial system and thereby increasing the company’s penetration into the market. In following its network expansion plan, BCP focused on cost-efficient channels, opening ATMs and Agente BCP locations, which grew 16.4% and 25.4%, respectively. By the end of 2010, BCP had a total of 1,159 ATMs and 3,513 Agente BCP locations, which are BCP representatives located in retail establishments, such as grocery and drug stores. As a result of this strategy, BCP’s average number of transactions in 2010 increased 16.4% from 2009 and its transactional business was therefore able to generate higher income from fees and commissions.

Overall, BCP’s results met our expectations and remained profitable as the Peruvian economy expanded rapidly in 2010 after showing only mild growth in 2009.

BCB

In 2010, Banco de Crédito de Bolivia (BCB) had a net income of US$15.8 million, a 45% decline from its 2009 net income of US$28.7 million. This reduction was primarily attributable to the contraction of interest income, reductions in some fees and a 29% decline in translation gain, which resulted from a flat exchange rate throughout most of 2010. There were also some other constraints, including the restriction of foreign investments (50% of equity), limiting lending rates for loans from the productive sector and the increase in deposit rates for individual persons.

In 2010, BCB maintained its status as one of the top banks in Bolivia. In each of the following categories, the bank outperformed or equaled the industry average in the Bolivian banking system: return on equity (17%), past-due loan ratio (1.5%) and coverage ratio (272.6%) (as compared to industry averages of 17%, 2.2% and 220.7%, respectively).

BCB’s loan portfolio expanded by 27% from 2009, totaling US$582 million in 2010. This expansion was mainly due to a 28% growth in retail banking.

Although BCB made a positive contribution to our results in 2010, the country of Bolivia continues to experience a volatile political environment and shows evidence of an increasing inflation rate and a reduction in private investment activity.

Edyficar

The consolidation of Edyficar’s results into BCP’s financial statements resulted in a total contribution of US$22.1 million in 2010. As of December 31, 2010, Edyficar registered total assets of US$465.9 million which consisted of US$336.2 million from the company’s net loan portfolio, its main asset. Total liabilities increased to US$413.5 million, which included US$235.2 million from banking activities. Net shareholders’ equity reached US$52.4 million at the end of 2010.

Edyficar focuses on SME lending and, together with BCP, it held a 19.6% market share in terms of loans at the end of 2010 (compared to a market share of 15.6% held by its closest competitor). As of December 31, 2010, its client base registered 286, 000 clients, a base 34.3% larger than in 2009. The average amount of an Edyficar loan in 2010 was S/.3,502 (approximately US$1,247). Edyficar registered a PDL ratio of 4.0% at the end of 2010, a reflection if its portfolio quality. Edyficar reached a return on average equity of 47.1% and an efficiency ratio of 56.0%.

The acquisition of Edyficar was part of BCP’s strategy to capture most of the SME segment’s growth, which is expected to expand significantly over the next several years. BCP intends to support Edyficar’s growth and development by improving its funding cost and structure and providing the capital and technology that Edyficar needs.

ASHC

For the second consecutive year ASHC has achieved record profits. A high quality risk portfolio and diversified investment strategies resulted in higher earnings. The company’s net earnings for 2010 amounted to US$73.4 million, compared to US$54.1 million reported for 2009. As a result, the contribution of ASHC to Credicorp, net of dividends received, amounted to US$48.5 million, a significant improvement over the US$29.7 million reported in 2009.

Net income from interest in 2010 totaled US$62.3 million (including the US$24.9 million dividends received from Credicorp Ltd.), which represented an increase of 20% from the previous year. This rise in net income was primarily due to the company’s greater financial margin, which in turn was a result of the company’s lower funding cost (the 2010 cost was 20% below the cost in 2009). This lower funding cost reflected the steady decline of LIBOR rates during the year, a favorable scenario for the bank given the short-term structure of its customers’ deposits and their fast re-pricing, in contrast to assets engaged for longer terms and at higher interest rates. Non-financial income reached US$22.1 million and included income from fees, the sale of securities and foreign exchange operations.

ASHC’s total assets were US$1,400.8 million as of December 31, 2010, a decrease of 5% from 2009. This decrease in total assets was primarily a result of use of funds to cover withdrawals from customers to invest directly in securities and products that are managed by ASHC.

Finally, at the end of 2010, assets under ASHC’s management totaled US$3,177 million, compared to US$2,177 million in 2009. This growth was primarily a result of increases in our customers’ global positions and the market value of our portfolio that followed the larger recovery in global financial markets.

Insurance segment

PPS

In 2010, PPS, which encompasses Pacífico Seguros, Pacífico Vida and Pacífico Salud EPS, reported a net income of US$55.5 million (compared to US$49.2 million net income in 2009). As a result, the contribution we received from PPS increased, from a gain of US$37.4 million in 2009 to a gain of US$47.4 million in 2010. This record high contribution from PPS was primarily attributable to an increase in financial revenues of 21.8% and a reduction in the claims rate of property and casualty lines of Pacifico Seguros, a rate which dropped from 53.1% to 50.5%.

PPS’s underwriting result in 2010, which reflects the company’s core business performance for the year, was US$93.4 million, increasing 17% compared to 2009. This improved result followed a reduction in the overall claims rate, which decreased from 65.2% in 2009 to 63.6% in 2010, and was the product of improvements that PPS implemented over the last several years through underwriting management and operating controls.

In 2011, PPS will continue to focus on its retail business by developing simple products that introduce new segments to the benefits of insurance and by expanding its presence in national provinces. There is enormous growth potential in Peru’s insurance market, given the industry’s weak market penetration. Efficiency and risk management will continue to be key indicators in measuring PPS’s performance. Efficiently utilizing the BCP network is an essential component of PPS’s growth strategy for 2011 since capitalizing on synergies between the insurance business and the distribution channels of the banking business may lead PPS to greater penetration in the insurance market.

Pension fund segment

Prima AFP

During 2010, the progress of the Peruvian economy generated good results for the Private Pension System (SPP), achieving growth in new affiliates, number of contributors, value of assets under management and collections during the year. These favorable economic conditions, together with the reduced uncertainty in financial markets lifted by the global recovery, led to an increase in the value of funds under SPP’s management, which reached US$31.0 billion as of December 2010 and represented a 29.7% year-over-year increase.

Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality services and timely and transparent information to its clients. As a result, the contribution we received from Prima AFP in 2010 reached US$25.5 million, as compared to US$20.8 million in 2009.

Funds under management at Prima AFP increased 33.3% from US$7.3 billion in 2009 to US$9.7 billion as of December 2010. By year-end 2010, Prima AFP’s market share of total funds under management was 31.4%, representing a year-over-year increase and making Prima AFP the largest pension fund management company in Peru.

Prima AFP’s revenues from commissions in 2010 reached US$85.2 million, an 8.1% increase from 2009. This improvement in performance was a result of a stable and improved portfolio of contributing members. Revenues in 2010, unlike those in 2009, included 12 rather than 13 contribution periods because the Peruvian government exempted affiliates from deductions on additional salaries that had to be paid in July and December under Peruvian labor law.

To improve its operating results, Prima AFP will continue to focus on increasing efficiency and reducing costs. Emphasis will also be placed on improving Prima AFP’s long-term stability through better risk management, one of the company’s highest priorities

Brokerage and others

The majority of our brokerage activities are conducted through BCP, ASHC and Credicorp Securities Inc., which is one of our wholly-owned subsidiaries. Credicorp Securities is a U.S. registered broker-dealer with its offices in Miami. BCP offers clients a wide range of brokerage products and services, including mutual funds and custody services through its branch network in Lima and, on a more limited basis, throughout the rest of Peru. In addition, we also distribute such products through ASHC.

In 2010 our brokerage activities represented 1.8% of the total consolidated income and 1.7% of total consolidated assets.

Consolidated Contributions

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

	2008	2009	2010	Variation 2010/2009
	(U.S. Dollars in millions, except percentages)
BCP (1)	410.9	388.5	464.4	20%
ASCH	(50.4)	29.7	48.8	64%
PPS	(15.9)	37.4	47.5	27%
PRIMA AFP and others (2)	13.2	14.2	10.6	-25%
Total	357.8	469.8	571.3	22%

(1)
Includes Banco de Crédito de Bolivia, which contributed US$15.8 million in 2010, US$30.3 million in 2009 and US$42.9 million in 2008; and Edyficar, which contributed US$21.5 million in 2010 and US$1.1 million in 2009 (BCP acquired Edyficar in October 2009).

(2)
Includes Prima AFP (which recorded a net income of US$25.5 million in 2010, US$20.8 million in 2009 and US$11.2 million in 2008), Credicorp Securities, Credicorp Ltd. (which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and PPS)) and others.

(2)     Strategy

Credicorp was established to create a financial group that would benefit from the synergies among the group’s companies and would become a leader within each business market in which the companies operate. In moving steadily toward achieving these strategic goals, we have become a leading financial group. However, we do not operate in a static environment and the last three years have demonstrated how quickly and dramatically the world can change. Peru’s economic growth slowed significantly in 2009 as a result of the international recession and we took steps toward improving our long-term sustainability and positioned our companies for growth as Peru’s needs evolve. In 2010 Peru’s economy returned to the dynamism it showed in the pre-crisis period and we continued, and completed in many cases, the implementation of various initiatives that were designed to ensure the sustainability of Credicorp’s business segments.

The Peruvian market offers one of the greatest growth opportunities in South America. In the banking, insurance and pension fund industries, market penetration by service providers remains low. Accordingly, our business plans incorporate strategies that will enable us to reach underserved segments of the Peruvian population and achieve higher returns on our capital. As our businesses expand, it becomes increasingly important for us to maximize efficiencies and control risk. Our strength in these areas is the cornerstone of our strategy to achieve healthy, sustained and profitable growth.

The growth strategies we have adopted for each of our companies contain a focus on retail markets. Using our collective resources, we are developing information systems that can collect commercial sales information and provide us with the data we need to process scoring models by segment. This will enhance our ability to assess and control risk.

We also continue to make strides toward greater integration of our companies by more extensively sharing our talents and experience.

Outlook for 2011

We expect that the favorable economic conditions in Peru that characterized 2010 will remain in 2011. Throughout the year, we will continue to take a development-oriented approach, preparing for changes in the Peruvian market, which is expected to have high growth rates in the upcoming years. Given the low levels of penetration in Peru’s banking and insurance markets, our subsidiaries will be well positioned to expand. Our high equity, sound levels of technical and professional expertise, and strong relationships built on the trust of our customers, are all signals indicating a positive outlook for the Company.

(3)     Credicorp Operating Segments

Banking

The majority of our banking business is carried out through BCP, which is our largest subsidiary and the oldest bank in Peru. A portion of our banking business is also carried out by ASB, which principally serves Peruvian private banking customers through offices in Panama. We conduct banking activities in Bolivia through BCB, a full service commercial bank and the fourth largest Bolivian bank in terms of loans and deposits, with 12.1% and 13.4% market share, respectively.

Our banking business is organized into wholesale banking activities, which are carried out by BCP’s wholesale banking group (which includes the corporate banking operations of ASB), and retail banking activities, which are carried out by BCP’s retail banking group. To increase our visibility and raise our market share in the retail banking industry, BCP bought Edyficar, which is a scaled, high-growth and highly profitable microfinance business. Edyficar has a solid risk management strategy and a proven track record in both loan portfolio growth and social impact. The company provides financial services for low-income micro-entrepreneurs and unbanked communities.

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of BCP’s subsidiaries. Our general manager is in charge of setting the general credit policies for our different business areas. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (See “(11) Supervision and Regulation—(ii) BCP”) and the guidelines set forth by our Board of Directors.

Our deposit-taking operations are principally managed by BCP’s retail banking group and ASHC’s private banking group. See “(12) Selected Statistical Information—(iv) Deposits.”

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

Pension funds, brokerage and others

The majority of our trading and brokerage activities are conducted through BCP, ASB and Credicorp Securities Inc. (also referred to as Credicorp Securities), which is one of our wholly-owned subsidiaries. Credicorp Securities is a U.S. registered broker-dealer with its offices in Miami. Our asset management business is carried out by BCP in Peru, through its subsidiary Credifondo, by ASHC and by Prima AFP, the pension fund administrator.

We offer Brokerage and other services through BCP and ASB. BCP offers clients a wide range of such products and services, such as brokerage, mutual funds and custody services through its branch network in Lima and, on a more limited basis, throughout the rest of Peru. In addition, we also distribute such products through ASB.

In the last few years, we have consolidated an important line of business, asset management, for our customers. As of December 31, 2010 our assets under management totaled US$15.7 billion, an increase of 41.7% from 2009, which was mainly due to the market recovery after a drastic drop in the market values of securities caused by the international financial crisis. The majority of our asset management business is performed through our subsidiary, Prima AFP whose funds under management (private pension funds) totaled US$9,765 million at the end of 2010.

Mutual funds represent another important contributor to our asset management business, carried out through BCP’s mutual funds subsidiary, Credifondo Sociedad Administradora de Fondos Mutuos (or Credifondo). Credifondo leads the Peruvian market with a share of 42.4% of the total assets currently under management. Finally, BCP’s affiliate, Atlantic Security Bank, offers the international mutual funds and financial advisory services to BCP’s private banking customers.

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

(4)     BCP and Subsidiaries

(i)      General

BCP’s activities include commercial banking, investment banking and retail banking. As of December 31, 2010, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets (US$25.3 billion), total loans (US$13.9 billion), deposits (US$17.1 billion) and net equity (US$2.0 billion). At the end of 2010, BCP’s loans, on an unconsolidated basis, represented approximately 33.6% of the total Peruvian banking system (higher than the 33.4% registered at the end of 2009) and BCP’s deposits represented approximately 36.3%  of the total Peruvian banking system (above the 34.2% reported at the end of 2009).

As of December 31, 2010, BCP had the largest branch network of any commercial bank in Peru with 329 branches. BCP also operates an agency in Miami and a branch in Panama. In addition, as of December 31, 2010, Edyficar had 101 offices through which it serves its clients.

As of and for the year ended December 31, 2010, BCP accounted for 69.8% of our total assets, 87.7% of our net income and 70.8% of our net equity. BCP’s operations are supervised and regulated by the SBS and the Central Bank.

BCP groups its client base according to the following criteria:

Client Segmentation
Group	Sales (US$MM)
Micro-business	Up to 0.5 or total debt of 0.2
Small Business	From 0.5 to 6.6 or total debt of 1.0
Middle market	From 6.7 to 50
Corporate	Higher than 50

The grouping was a result of an analysis which addressed factors beyond the simple size and volume of activity for each client, such as clients’ affiliation with other companies or groups, the degree of follow-up required, and their credit ratings.

Subsidiaries

BCP’s corporate structure consists of a group of local subsidiaries offering specialized financial services, which complement BCP’s commercial banking activities. In addition to its local subsidiaries, BCP has an agency in Miami, a branch in Panama and a subsidiary in Bolivia.

BCP and its principal subsidiaries as of December 31, 2010 are as follows:

•
Banco de Crédito de Bolivia, or BCB, is BCP’s commercial bank in Bolivia. BCP owns 95.92% of BCB and we hold the remaining interest. Currently, BCB is the fourth largest bank in Bolivia in terms of deposits and loans market share and has a network of 66 offices located throughout Bolivia. BCB owns one of Bolivia’s largest brokerage houses, Credibolsa S.A. Agente de Bolsa, and this subsidiary owns Credifondo SAFI Bolivia, a mutual fund administrator company. BCP targets middle- and small-sized clients and offers a broad range of corporate, personal banking and leasing products. BCB’s results are consolidated in BCP’s financial statements.

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

•
Solución Empresa Administradora Hipotecaria S.A. was established in 1979 under the name Solución Financiera de Crédito del Perú S.A. and is 100% owned by BCP. Its business includes mortgage lending, consumer lending and SME financing. In the company’s shareholders meeting on November 19, 2009, Solución Financiera de Crédito del Perú S.A.’s shareholders decided to change the company from a finance company to a mortgage administrator company and to change the company’s name to Solución Empresa Administradora Hipotecaria S.A. These changes were necessary because, according to Peruvian Law, no person is allowed to be the owner of two financial institutions of the same type. As a result, the company will primarily engage in the administration of mortgage portfolios. These changes were approved by the SBS through resolution SBS 47-2010 on May 21, 2010.

(ii)     Wholesale Banking Group

BCP’s wholesale banking group (Wholesale Banking Group), which competes with local and foreign banks, has traditionally represented the majority of BCP’s loans. BCP’s traditional relationships provide its Wholesale Banking Group with a competitive advantage.

BCP’s Wholesale Banking Group maintained its positive trend in loan placements, posting average portfolio levels of US$6,981million (19% higher than in 2009). It also maintained its leadership in the wholesale banking market with a 40.7% stake in placements. BCP has the largest capital base among Peruvian banks, which provides it with more resources to meet the financing needs of its corporate clients. BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The Wholesale Banking Group provides its customers with short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease financing.

The Wholesale Banking Group is divided into the following areas:

•	Corporate Banking, which provides loans and other credit services to companies with annual revenues in excess of US$50 million;

•	Middle Market Banking, which serves mid-sized companies;

•	Institutional Banking, which focuses principally on serving profit and non-profit organizations, state-owned companies and other major institutions;

•	International Banking and leasing, which manages BCP’s relationship with financial institutions locally and abroad, trade products, international operations services and financial leasing products;

•	Corporate Finance, which provides underwriting and financial advisory services to corporate and middle market clients; and

•	Business Services, which develops transactional services.

Net interest income from the wholesale banking sector reached US$138 million in 2010 (compared to US$146 million in 2009). The results of 2009 reflected the higher interest rates associated with the risk to lend to customers during the financial crisis; however substantial economic activity in 2010 promoted competition and drove the market to charge lower interest rates in comparison to 2009 and resulted in a reduction of our income.

Corporate Banking

BCP continued to meet the needs of its corporate clients, helping them with short- and medium-term financing. As a result, BCP’s direct credits grew from US$4,058 million to US$5,155 million, and income from financial services increased 16%, from US$57 million to US$66 million. These increases, coupled with a very low default ratio (less than 0.1%), enabled the Corporate Banking Area to meet its financial targets with a net profit US$70 million, a decrease of  25% over the US$94 million achieved in 2009.

Client Profile: The Corporate Banking Area is focused on serving large-sized companies that have an annual turnover of over US$50 million, audited financial statements and dominant market positions in their particular products or brands. Even if they do not meet the above criteria, BCP may classify other firms in this category if they belong to very large economic groups from industries that are important to the country’s economy.

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

There is a limited growth prospect in this business due to high market penetration (46.5%) and competition from capital markets in loans.

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

BCP has identified several opportunities to engage middle market companies, particularly in Peru’s manufacturing, wholesale, retail, fishing and construction industries, where special emphasis has been placed and specific task areas have been created to attend to the needs of these economic groups. BCP has a middle market client portfolio of approximately 7,000 companies, including 1,118 economic groups. Generally, these clients are not listed on the stock exchange but, in some cases, are capable of issuing financial obligations or commercial papers. Their financial information is reliable and audited. These companies are typically family-controlled but professionally managed.

Since 2009, the middle market banking area revised its customer segmentation policies. The area now includes established (but growing) companies that will eventually become part of our corporate segment, traditional mid-size companies and a group of growing small cap companies.  In selecting which small companies are best suited for service by our middle market banking area, we consider a mix of different characteristics; such as annual revenues, financial leverage, overall debt and product penetration and complexity. BCP’s middle market customers are distributed among nine regional managers nationwide and have annual revenues that vary from US$1.5 million to US$50 million.

Since 2009, the middle market banking area made significant progress toward implementing its strategic goals by:

•	Creating hubs to meet the needs of its customers more efficiently

•	BCP opening a a customer redistribution hub in Lima, where a new business area was created;
•	Streamlining its lending process to provide middle market customers with prompt service;

•	Introducing new electronic financial products to make its services more accessible to customers;

•	Incorporating sophisticated technical tools that assist it in analyzing risk-based pricing and profitability; and

•	Focusing on risk based financial services revenues, which account for 50% of the total income generated by the middle market banking area.

According to internal reports, in 2010 net income from the middle market banking area decreased to US$59 million. This was the result of the more competitive interest rates that emerged as the economy grew. The middle market area’s annual average loan portfolio had 33.1% of market share, (US$2,373 million), making BCP the leading bank in its segment.

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

Institutional Banking

BCP’s Institutional Banking Area serves for-profit and non-profit organizations, including 800 clients in Lima and 300 clients in provinces. In Lima, a specialized team in wholesale banking serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, and microfinance institutions. In provinces, a specialized remote wholesale banking team partners with BCP’s retail banking area to serve clients.

The annual average deposit amount in BCP’s Institutional Banking Area (Lima and Provinces) reached US$2.0 billion in 2010. The Institutional Banking Area is strategically important because of the opportunities its clients present for generating income from fees and cross-selling opportunities. BCP’s strategy in this area is focused on building customer loyalty by offering customized services at competitive rates and providing outstanding service quality. The institutional banking clients mainly require remote office banking, collections and automated payroll payment services.

International Banking

This area of BCP’s business jointly the company’s international banking activities and recently (since June 2010) assumed the supervision of all leasing activities of the Bank.

The international banking unit focuses on providing short-term credit for international trade, which is funded with internal resources or with credit lines from foreign banks and institutions. Medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions are also provided to clients. In addition, this unit earns fees by confirming guarantees issued by international banks and other fees as a result of the international payment business. The international banking unit also promotes international trade activities with its local clients by structuring trade products and services, establishing conferences and assessing customers through a wide range of trade products.

Since September 2008 the international banking unit has also been supervising the trade back office unit (International Operations). BCP maintains business relations with correspondent banks, development banks, multilateral and export credit agencies in countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital and medium- and long-term investment projects.

The international market volatility during 2009 affected Peruvian trade volume, which fell 30% compared to volume in 2008. Volume of trade managed by BCP was similarly affected and its fee income dropped 12.1%. Although trade volume declined, BCP’s trade market share increased from 36.5% to 41.5% due to a shift in the usage of trade tools from “open account” to “guarantees”, where BCP is a recognized leader.

According to the Superintendencia Nacional de Aduanas (SUNAT), in 2010 Peruvian exports increased 31.2% to US$35.1 billion (compared to US$26.7 billion in 2009). This result was principally due to a growth in commodities exports (gold, copper, zinc and lead). During the same year (based on BCP’s internal report), BCP’s exports volume increased 42.9% to US$16.6 billion (compared to US$11.6 billion in 2009), which amounted to 47.3% of total Peruvian exports.

Total Peruvian imports were US$29.9 billion in 2010, increasing 37.0% from US$21.8 billion in 2009, which was primarily due to a higher demand for capital goods (industry, construction and transportation), raw materials for industry, and consumer goods. BCP’s import letters of credit, collections and transfers amounted to US$9.4 billion in 2010, increasing 44.1 % from US$6.5 billion in 2009, which amounted to 31.5% of total Peruvian imports.

BCP has a direct presence abroad through its agency in Miami and its branch in Panama. It has access to a wide network of foreign correspondent banks and can offer several internationally competitive products to its customers.

BCP has correspondent banking relationships and uncommitted credit lines with more than 80 banks for foreign trade operations, financing of working capital and medium- and long-term investment projects. At the same time BCP has been approaching the banking market to fund medium-term needs through the usage of syndicate loans structured by different international banks.

In line with trade trends, China has become the second largest trade partner for Peru. In light of China’s growing influence, BCP has visited several banks and corporations in China to explore possible alternatives to intermediate trade flows, assess to Peruvian exporters and importers and Chinese investment in Peru through direct investment and trade development. In order to support this business, during 2010 BCP signed several memoranda of understanding with China’s most important financial institutions and opened an RMB account with a Chinese financial institution.

During 2010, Peru had a very active leasing market. BCP, has consolidated the leasing activities developed by the bank.  BCP ended 2009 with US$2 billion outstanding in this product area and 35.6% of the market share in Peru. Leasing as a way of financing became a more important tool for Peruvian companies over the course of the last year, growing from US$5.6 billion on December 31, 2009 to US$6.4 billion on December 31, 2010. BCP ended 2010 with a larger market share, 38.8%, reaching US$2.5 billion outstanding.

The leasing business growth we experienced in 2010 was a product of increased investment activity in the energy, mining, communications and transport industries. As the Peruvian economy has expanded the appetite of private investors for these kinds of investments has made leasing attractive because it carries tax benefits superior to those available through traditional sources. Other activities like car sales and machinery are also contributing to the growth of this product.

Corporate Finance

BCP’s Corporate Finance Area is a leading advisor to corporate, middle market and institutional clients in Peru. Our Corporate Finance team composed of over 25 executives based in Peru is the largest team of its kind in the marketplace. BCP’s Corporate Finance Area provides a wide range of investment banking and corporate finance advisory services, including structured financings, capital raisings, initial public offerings, mergers and acquisitions and corporate restructurings. In 2010, the Corporate Finance Area participated in over US$2,500 million of structured transactions, which involved financing through both the local capital market and the banking system. BCP’s Corporate Finance team is ranked first in the 2010 local debt capital market league tables having placed over US$500 million in debt instruments, which accounts for 44% of the local debt capital markets primary offers-. The main projects in 2010 included:

•
A leasing arrangement of US$310 million for EnerSur to finance its combined cycle add-on project for ChilcaUno power generation plant. This was the largest leasing transaction that has been structured and paid by a local bank;

•
The arrangement and placement of Transportadora de Gas del Perú and Pluspetrol Lote- 56’s corporate bonds for US$150 million and US$130 million respectively. Funds from this placement were used to finance the Camisea Project expansion.

•	Medium term loan arrangements of US$35 million and US$50 million for Concesionaria Vial del Perú and Autopista del Norte to finance Peruvian roads concessions.

•
Medium term loan arrangement of US$70 million for Consorcio Transmantaro to finance the construction of Chilca-La Planicie-Zapallal transmission line and the reinforcement of Mantaro-Socabaya transmission line.

•	A syndicated term loan of US$190 million for SN Power Perú to refinance financial liabilities and partially finance the equity for Project Cheves, a 168 MW hydroelectric power plant.

•	Advisory and valuation services for Credicorp during the acquisition of ALICO’s shares of Pacifico Peruano Suiza and Pacifico Vida.

•	A syndicated term loan of US$200 million for Gold Fields La Cima.

During 2010, the Corporate Finance Area generated income in excess of US$19.0 million from structuring, advisory and issuance fees.

Business Services

Our business services unit is in charge of developing transactional services that handle the exchange of information among and  money transfers to corporations, midsize companies, institutions and micro-business companies. This unit is responsible for both the development and marketing of transactional (or “cash management”) services for our corporate and institutional clients. We offer more than 30 products aimed at strengthening ties with clients and assuring their loyalty, as well as reducing costs using electronic channels and increasing fee income.  Services managed by this unit include collections (automated trade bill collection and electronic factoring), automated payments (direct credits to personnel and suppliers’ accounts and money transfers), electronic office banking and cash management through checking accounts with special features.

During 2010, transactional services continued to be an important contributor to our earnings. The monthly average of the number of current accounts increased 7.9% and fee revenue increased 10.2% compared to 2009. This improvement is the result of growth in the SME segment. Main collection services also increased: letters and companies’ collections commissions rose 12.6% and 24.8%, respectively, from 2009.  Our strategic decision to offer value to our clients through the implementation of a more efficient service mechanism explained part of this improvement.  In addition, the higher demand by clients for the remote banking service “Telecredito” generated, in terms of number of transactions, a growth of 14.5% compared to 2009. Tax collections also grew 13.5%. Likewise, the transaction volume generated by electronic factoring increased 79.9% in 2010.

(iii)        Retail Banking Group

According to BCP’s internal reports, by the end of 2010, retail banking-related loans represented 40% of BCP’s total loans, while retail banking-related deposits accounted for 52% of BCP’s total deposits. Retail income from fees constituted 62% of BCP’s total income from fees.

Between 2006 and 2007, the Retail Banking Group’s loan volumes increased by 45%, reaching US$2,898 million. During 2008, loans grew again by 28%, reaching US$3,694 million. Throughout 2009, loan balances grew by US$657 million reaching US$4,351 million. In 2010 loan balances reached US$5,322 million, growing almost US$1,000 million. This growth was a result of strong consumer lending, which includes installment loans and credit cards, home mortgages and small and micro business loans. With respect to deposits, BCP’s retail banking-related deposits has also shown constant growth. Deposits grew by 29% between 2006 and 2007, US$1,052 million in 2008, US$691 million during 2009 and US$1,247 million in 2010, reaching a total of US$9,066 million by the end of the year.

With the segmentation of its retail client base, BCP is able to focus on cross-selling its products and improving per-client profitability. The Retail Banking Group has undertaken several projects to improve one-on-one marketing techniques and tools for the sale of its products to all market segments. BCP’s management expects the retail banking business to continue being one of the principal growth areas for BCP’s lending activities.

BCP’s retail banking serves individuals and small-sized companies with annual sales levels of up to US$6.7 million. BCP’s objective is to establish profitable long-term relationships with its broad client base, using segmentation strategies that satisfy the specific needs of each type of client. BCP’s retail distribution strategy changed at the beginning of 2007, when BCP started using the branch network as the center for all transactional and commercial activities. BCP now has a commercial division, in charge of most direct sales forces and the branches, which in turn are organized on a geographic level. Each branch is responsible for servicing and selling products to three customers groups: affluent, small business and consumer. In addition, each branch manager is responsible for overseeing the different channels offered within the branch, such as account managers, customer service representatives and tellers. Telemarketing, mid size business banking and real estate developer financing are not managed directly by local branches because of the specialty level and high growth potential associated with these products.

During 2008, BCP saw an unprecedented investment in infrastructure and human resources to support its “banking the unbanked” strategy. As a result, in 2008 and 2009, BCP experienced an explosive growth in its various channels, including 1,580 new customer contact locations (59 branches, 247 ATMs and 1,580 Agentes BCP). Demonstrating its leadership in attracting new customers, BCP now services over three and one half million customers with its network of 327 branch offices, 1,159 ATMs and 3,513 Agentes BCP (these figures do not include the customer contact locations under Edyficar’s management, which are counted separately).

Affluent Banking

Affluent customers are crucial to BCP because of their high loan and deposit volume and their attractive profitability. They receive a differentiated value plan which includes: (i) access to innovative products, (ii) dedicated customer services channels such as specialized account managers and/or expert phone banking, (iii) preferential service by tellers at the branches and (iv) special interest rates on loans. BCP’s affluent customers, totaling about 162,000, must have a good credit record and at least US$20,000 in outstanding loans in BCP or a minimum US$40,000 balance in deposits with BCP. Approximately 100,000 of the most profitable affluent clients are serviced through specialized accounts managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. Account managers are also responsible for new customer acquisition, particularly through mortgage loans. The affluent banking segment is very profitable, generating 45% of the retail banking group’s revenue while managing 5% of the total customer base, 44% of retail group’s loan volume and 35% of its deposit volume.

Small Business Banking

BCP’s small business segment accounts for 359,000 clients. Customers are divided into three groups with different business models, services levels, and products access. The first group is top-end small business banking, which serves approximately 10,000 clients with annual sales between US$0.5 and US$6.7 million. The next group of 248,000 small business clients has annual sales up to US$0.5 million and has debt, and the third group of approximately 100,000 clients consists of very small business customers who have only deposit products.

According to BCP’s internal reports, the Small Business Banking loan portfolio grew from US$1,006 million in 2007 to US$1,345 million in 2008 and then to US$1,546 million in 2009. By the end of 2010 the loan portfolio was US$1,984 million. In terms of deposits, this group increased deposits from US$1,027 million in 2007 to US$1,463 million in 2008 and then to US$1,637 million by 2009. In 2010 deposits grew to US$1,860 million.

Edyficar also serves the microfinance segment, and as of December 31, 2010, it registered 285,781 clients with a total loan portfolio equivalent to US$356 million, which represented an increase of 43% compared to the level registered at the end of 2009. As of December 31, 2010, Edyficar had a client market share of 7.32%, making it fourth in terms of market share within the microfinance segment. The aggregate market share of Edyficar and BCP in the microfinance segment totaled 15.69% at the end of 2010, and combined, they have the highest market share in the microfinance segment.

Consumer Banking

Consumer banking is in charge of developing strategies for the retail customers not included in affluent banking or small business banking. Its customer base is approximately 3 million medium to low income individuals. Consumer banking focuses its attention on customers who receive their payroll through BCP (which represents slightly more than 0.9 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products) and access to payroll advances. BCP has continued excelling in expanding its debit card as a form of payment, maintaining more than half of the market share in withdrawals and payments with debit cards, which is a year-to-year increase of 471,000 cards. BCP concluded 2010 with more than 3.2 million cards.

Mortgage Lending

As of December 31, 2010, BCP was the largest mortgage lender in Peru with a market share of 34.45% of total mortgage loans in the Peruvian banking system. This was largely the result of BCP’s extensive marketing campaigns and its improvements in the quality of procedures for extending credit and establishing guarantees.

BCP expects the mortgage lending business to continue to grow because of:

•	low levels of penetration in the financial market,
•	increasing demand for housing,
•	the availability of funds for the Peruvian government’s MiVivienda low-income housing program and
•	the current economic outlook for controlled inflation and economic growth in Peru.

BCP had US$1,905 million in outstanding mortgage loans as of December 31, 2010 (as compared to US$1,571 million in 2009, US$1,330 million in 2008, US$1,105 million in 2007 and US$868 million for year-end 2006).

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

In May 2006, the original MiVivienda program was terminated. However, local banks (with government’s approval) launched a similar project, known as MiVivienda2, to which proprietary funds contribute. In addition, in March 2007, BCP created a new program financed by the government called Mi Hogar, which targeted people with a lower income profile. The conditions of the new program are almost identical to those of the first MiVivienda program, except that financing is in local currency. In June 2009, the MiVivienda administration decided to re-launch its new MiVivienda program with the objective of financing mortgages between US$17,000 and US$60,000 with government funds. Simultaneously, they re-launched their product, Techo Propio, to finance mortgages between US$7,000 and US$17,000. In both cases, the programs are intended to develop social housing in the country. In 2010, nearly 12,000 MiVivienda credits were sold, 35% of which were sold through BCP.

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

Peru’s economic growth has had a huge impact on the consumer credit market, which grew by a total of 30% during 2008, 7% during 2009 and 15% between 2009 and 2010. The outstanding balance is US$1,607 million, consisting of US$590 million in credit card loans and US$1,050 million in installment loans. BCP’s market share in consumer lending has consistently increased since 2007, 2008 and 2009 from 17.9% to 19.2% to 20.6%. In 2010 market share was 20.7%. This growth in consumer lending was achieved while maintaining a ratio of delinquent accounts below 4% (over 30 days).

Between 2007 and 2008, installment loans experienced an unprecedented growth of US$211 million in outstanding balances, a 43% increase, and during 2009 and 2010 installment loans grew yet another 16% and 17%. This result was due, in part, to BCP’s strategic change which was designed to broaden its customer base since 25% of BCP’s new loans came from customers with a monthly gross income of less than US$400.

In the credit card business, BCP continued to apply segmented strategies. BCP continues to offer value to its high-end customers through partnerships with the airline LAN and with Primax, a chain of gas stations. These programs, coupled with BCP’s own travel program, enabled it to reach record levels, both in point generation and point usage (exchanges). To catch the attention of the lower income segment, BCP worked on streamlining its risk assessment, card delivery process and generate partnerships with other retailers.

BCP has been continuously improving monitoring and optimizing its scoring models, which includes, among others, behavior, payments and income forecasting. As a result, BCP has achieved a US$58 million increase in outstanding balances in 2008 and US$97 million in 2009. According to BCP’s internal records, the number of active credit cards has constantly increased from 325,000 in 2006 to 387,000 in 2007 to 430,000 in 2008, to 446,000 in 2009 and to 580,000 in 2010. In addition, annual purchases have increased from US$592 million in 2006 to US$868 million in 2007, to US$1,131 million in 2008, US$1,203 million in 2009 and US$1,525 million in 2010.

BCP is also the largest shareholder of VISANET in Peru, holding approximately 35.53% of its total shares. The number of VISANET electronic payment terminals grew to approximately 68,362 in 2010, as compared to 28,816 in 2006.

(iv)        Asset Management Group

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

Trading and Brokerage Services

In 2010, markets recovered strongly after the international financial crisis. The Lima Stock Exchange General Index (IGBVL) experienced an increase of 69.8%.

Credibolsa maintained its leadership position in the Lima Stock Exchange with a 18.2% the market share as a result of a trading volume that reached US$2,444 million in 2010. Credibolsa was also the number one stock broker for initial offerings, issuing a total of S/. 300 million and US$434 million in fixed income, representing a 50% market share.

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

Asset Management

Credifondo S.A., Sociedad Administradora de Fondos, or Credifondo, provides advice to and operates mutual funds in Peru. It is the largest mutual fund manager in Peru based upon data from the Peruvian securities market authority, the Comisión Nacional Supervisora de Empresas y Valores (CONASEV). As of December 31, 2010, total Peruvian funds in the mutual funds system amounted to US$5.59 billion, increasing 15.0% from US$4.86 billion in 2009.

According to CONASEV, as of December 31, 2010, Credifondo managed ten separate funds, with a total of 92,626 participants (33.1% of total participants) compared to 102,211 in 2009. Among the securities in which the different funds specialize are: equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds and U.S. Dollar-denominated short-term securities. As of December 31, 2010, Credifondo’s total funds under management amounted to US$2,370 million, increasing from US$1,929 million – 22.9% – as of December 31, 2009. Because these funds are subject to certain volatility, there can be no assurance as to their future performance. As a result, we do not guarantee any return on these investments.

As of December 31, 2010, the Bolivian fund administrator managed a total of US$102.6 million of third-party funds dropping 26.6%  from December 31, 2009.

According to BCP’s internal reports, BCP holds US$26.5 billion in securities. BCP provides custody services that include the physical keeping of securities and the payment of dividends and interest. In addition, BCP acts as paying agent for securities of which it does not keep custody. BCP is one of the few banks in Peru qualified to serve as a foreign custodian for U.S. mutual funds. Trust services include:

•	escrow,
•	administration and representation services,
•	supervision of transactions completed for its clients and
•	transfer settlement and payment services for local securities issues.

These services allow BCP to adequately represent its clients’ activities in the local and international securities markets.

La Fiduciaria S.A., or Fiduciaria, is an associated entity and the first specialized trust services company in Peru. We hold a 45% interest in Fiduciaria. In its eighth year of existence, Fiduciaria has managed trusts for a majority of the institutions in the national financial system, putting itself at the forefront of fiduciary services in Peru. Fiduciaria’s operations encompass sectors including energy, communications, mining, tourism, fishing, education and construction. Fiduciaria ended 2010 with 231 outstanding operations.

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

For the evaluation of BCP’s corporate borrowers, credit officers prepare a risk assessment report, which analyzes the client’s ability to repay its obligations, determines the probability of default of the client using an internal risk rating model, and defines the maximum credit exposure that BCP wants to hold with the company.

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

Success in the small business and personal lending areas depends largely on BCP’s ability to obtain reliable credit information about prospective borrowers. BCP, together with several partners, formed a credit research company called Infocorp in November 1995 (currently managed by Equifax). In addition, the SBS has expanded its credit exposure database service to cover all businesses or individuals with any amount borrowed from a Peruvian financial institution. This database includes information on the loan risk category in which the borrowers are classified: “Normal,” “Potential Problem,” “Substandard,” “Doubtful” and “Loss.”

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

In US$ thousands	Risk without collateral or with only personal collateral or guarantee	Risk with preferred guarantees (1)
Board of Directors	Regulatory limit	Regulatory limit
Executive Committee	US$ 197,414	US$ 197,414
General Manager	US$ 60,000	US$ 60,000
Credit Group Manager	US$ 13,500	US$ 27,000
Credit Risk Manager	US$ 4,500	US$ 14,400
Credit Risk Chiefs	US$ 1,800	US$ 5,400
Retail Credit Risk Manager	US$ 1,200	US$ 2,000

(1)
Preferred guarantees include deposits in cash, stand-by letters, securities and other liquid assets with market price, mortgages, non-real estate property guarantees and assets generated by leasing operations. The limit for the Executive Committee is 10% of the Regulatory Capital of BCP as of December 2010, which equaled US$1,974,142 thousand.

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

In general, BCP is a secured lender. As of December 31, 2010, approximately US$7.4 billion of our loan portfolio and contingent credits were secured by collateral, which represents 45.4% of the total loan portfolio based upon our unconsolidated figures, as compared to 47.9% in 2009 and 41.7% in 2008.  Liquid collateral is a small portion of the total collateral. In general, if BCP requires collateral for the extension of credit, it requires collateral valued at between 10% and 50% above the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons.

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

(vi)        Deposits

Deposits are principally managed by BCP’s retail banking group. The main objective of BCP’s Retail Banking Group operations has historically been to develop a diversified and stable deposit base in order to provide a low-cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. BCP has historically relied on the more traditional, stable, low cost deposit sources, which it considers to be its core deposits: time, demand deposits, savings and CTS deposits. CTS deposits, or Severance Indemnity Deposits, are funded by companies in the name of their employees. CTS deposits amount to one month’s salary per year and may be withdrawn by the employee only upon termination of employment or upon transfer to another bank, subject to certain exceptions. Exceptions include disposing of 40% of the CTS deposit made in May 2010 and 30% of CTS deposit made in November 2010. For the year 2011, employees may dispose 70% of the excess of six gross monthly remunerations.

As of December 31, 2010, deposits represented 70.9% of BCP’s total source funding. BCP’s extensive branch network facilitates access to this type of stable and low-cost funding. BCP’s corporate clients are also an important source of funding for BCP.

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

BCP considers its technology platform to be one of its main competitive strengths and has continued to invest in this area to maintain its competitive position in the banking sector. During 2010 BCP’s expenses on systems totaled US$136.2 million (US$117.0 million corresponded to recurrent expenses and US$19.2 million to projects), higher than the expenses registered in 2009 of US$120.7 million, and above the US$97.9 million of 2008. BCP’s investments totaled US$51.9 million in 2010, above the US$50.9 million recorded in 2009 but below the US$60.9 million reported for 2008. The total investment was related to large projects for a total of US$28.4 million and to small projects for an amount of US$23.5 million.

Marketing

BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and is focused on change and innovation. The company promotes its products and services by constantly improving them. In this manner, BCP aims to grow and be a leader in every retail market by offering the highest possible value for its clients and shareholders. In 2010, BCP continued its strategy which was based on generating value.

 BCP continued to develop strategies to approach different retail customer groups. BCP’s increasing use of Customer Relationship Management (CRM) tools across all segments enabled it to proactively reach customers and provide them with personalized offers and terms, in a timely manner.

Another key element for BCP to create value is innovation. BCP has launched several innovative products, including new service products for wealthy customers and new benefits for customers whose wages are paid directly into their BCP accounts.  BCP also innovates by transforming the way it operates throughout the organization, achieving internally, leaner and more efficient processes and externally, an enhanced experience for our customers.  During 2009 and 2010 leaner processes were implemented by making adjustments to branch layouts, tellers, ATM cash management and mortgage lending.

Quality service is a permanent goal for BCP and the company aims to proactively meet or exceed regulations promulgated under the Consumer Protection Law. BPC has made significant investments in improving service and keeping customers informed about its products and services, with a special focus on reducing the sources of claims.

Operations

Achieving greater operational efficiency is an essential part of BCP’s growth strategy, and BCP is committed to improving efficiency by streamlining its processes. One of the main initiatives the company advanced in 2009 and in 2010 was “Lean Project”, which aimed at increasing the satisfaction of BCP’s clients by enhancing business-origination processes based on the “Lean” methodology.

During 2010, the Lean Project continued to be implemented in “waves” covering the SME, Foreign Trade and Consumer loans segments.  In Expedition and Demand Management, the Lean Project helped improve the Bank’s efficiency ratio and encouraged continued improvement in that division.

After two years, 14 processes were successfully analyzed. Some of the most relevant general results included the following:

•	Increase in productivity of between 32% and 147%,
•	Reduction of times from the client’s perspective (waiting time, credit application processing time, among few others) of between 29% and 65%, and
•	Reduction of waiting times by 68%.

 (viii)     Anti-Money Laundering Policies

As part of our enterprise wide compliance program, BCP and all the companies under our group have adopted policies and procedures for “know your customer,” “know your market,” “know your correspondent bank” and “know your employee” as an integral part of our anti-money laundering program.  All employees corporation-wide are required to follow these policies and procedures which have been endorsed by the Board of Directors, the Chief Executive Officer and the Corporate Compliance Officer.

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

 (ix)       Employees

As of December 31, 2010, BCP had 16,148 employees (including 1,693 employees from Edyficar) compared to 16,748 employees as of December 31, 2009 and 15,969 employees as of December 31, 2008.

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

As of December 31, 2010, ASHC had total assets of US$1,400.8 million and shareholders’ equity of US$265.8 million (compared with US$1,484.8 million and US$239.8 million, respectively, as of December 31, 2009). ASHC reported a net profit of US$73.4 million in 2009, compared with a net loss of US$54.1 million in 2009.  Adjusting for dividend income from Credicorp that is not reflected in consolidated results, ASHC’s net income contribution increased from US$29.74 million in 2009 to US$48.5 million in 2010.  All income other than Credicorp dividends was generated by ASB.

ASB’s clients have traditionally provided a stable funding source, as many are long-time clients who roll-over deposits on a permanent basis. As of December 31, 2010, ASB had approximately 4,000 clients, 95% of whom are Peruvian.  ASB deposits at year-end 2010 reached US$1,117.7 million, down 10% from US$1,230.4 million as of December 31, 2009.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities represent a distant second in terms of portfolio allocation, while equity and hedge-fund positions, though present, are even less relevant. As of December 31, 2010, ASB had US$751.6 million at fair value, compared to US$797.2 million in 2009.  In addition to ASB’s portfolio, ASHC also holds an equity investment in Credicorp with a fair value of approximately US$1,738,6 million as of December 31, 2010 (compared to US$1,124.2 million as of December 31, 2009).

Third-party Asset management is an important activity for ASB.  Total assets under management reached US$3,177.7 million as of December 31, 2010, compared to US$2,177.0 million as of December 31, 2009.  These assets cover the range from direct unsolicited securities to ASB managed mutual funds.

ASB also maintains a sizable loan portfolio.  Total loans outstanding were US$470.4 million and US$525.5 million for 2010 and 2009, respectively.  Between 85% and 95% of these loans were guaranteed by client’s deposits or investments.  For the year-ended 2010, for example, only US$18.2 million were unsecured loans.  This high level of securitization is reflected in ASB’s low level of non-performing loans, consistently much less than 1% of total loan portfolio.  The overwhelming majority of ASB’s loans are granted to Peruvian nationals and companies, while those that are not are directed exclusively to Latin American borrowers.

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

(6)         Pacífico Peruano Suiza

We conduct our insurance activities through Pacifico Peruano Suiza (PPS) and its subsidiaries, El Pacifico Vida and Pacifico Salud, which together make up Pacifico Insurance Group (PPS), providing a broad range of insurance products in the property and casualty, life and health businesses. In 2010, the eight most significant business lines collectively generated 81.9% of total premiums written by PPS. These business lines consisted of health, automobile, life and pension fund underwriting life annuities and commercial property damage (including fire, earthquake and allied lines and limited liability risks). PPS is the second leading Peruvian insurance company, including private health companies, with a market share of 30.9% based on direct premiums earned in 2010.

In 2010, PPS contributed a consolidated net gain of US$47.4 million compared to a net gain of US$37.4 million in 2009. PPS’s total premiums increased 23.5% to US$751.9 million during 2010 from US$608.8 million in 2009, and net premiums earned, net of reinsured premiums and of technical reserves (as defined below in “―(ii) Claims and Reserves”), were US$496.0 million in 2010, increasing 12.9% compared to 2009.

PPS’s net underwriting result increased from a gain of US$79.9 million in 2009 to a gain of US$93.4 million in 2010. This rise in PPS’s underwriting result is primarily due to the decrease of net claims paid as a percentage of net premiums written from 65.2% in 2009 to 63.6% in 2010.

PPS’s business in property and casualty and private health is highly concentrated, with a client base of over 30,000 companies and over 611,000 individuals in the property and casualty and health insurance programs, including individuals affiliated with group health insurance programs through the companies by which they are employed. As of December 2010, revenues from policies written for PPS’s three largest and 20 largest customers represented 7.8% and 27.7% of total premiums in its property and casualty and health insurance businesses, respectively. PPS’s property insurance lines are sold through agents and brokers, while life insurance is sold by its own sales force. The 10 largest brokers in the property and casualty as well as in the private health segment accounted for approximately 43.9% of total premiums as of December 31, 2010 (compared to 43.5% as of December 31, 2009).

El Pacífico Vida (Pacífico Vida) is PPS’s life insurance subsidiary. In 2010, Pacífico Vida reached total premiums of US$277 million, a 46% increase from total premiums of US$189 million in 2009.

Pacifico Vida reported a 24.4% market share based on direct premiums earned in 2010. During 2010 Pacifico Vida’s total direct premiums amounted to US$276.6 million, a 46.5% increase from the figure recorded in 2009 (US$188.9 million). This increase is primarily a result of higher premiums reported in Individual Annuity (128.1%), Disability and Survivor (42.8%) and Credit Life (40.8%) lines. PPS’s performance in these areas was consistent with the improved performance of the life insurance market overall.

Individual Life premiums increased in 16.8% compared to the prior year, exceeding the 8.8% market rise. This result was mainly due to the sale of our Premium Life Max and Pacifico Ahorro Vida products, our improved quality of sales service and the steady development of our distribution channels, which includes our main channel, the agencies, and our Bancassurance, Brokers, Sponsors and Part Time channels. As a result, we had 37.8% market share, leading the segment.

In Group Life business, the premiums closed 11% above prior year, mainly in SCTR (+20% above 2009) and Vida Ley (+13.3%) lines. This growth was primarily the result of microeconomic gains experienced across the country, the higher number of formal businesses and the solid development of the mining and construction industry.

The Individual Annuity line increased in 128.1% compared to the prior year 2009. This improvement was mainly due to a recently approved Early Retirement Regime, which began to quote in March 2010.

With respect to the Disability and Survivor business, our premiums closed 42.8% above the prior year’s premium while the overall market increased 30.5%. We now lead in this segment with a market share of 30.7%. This growth is primarily a result of higher insurance rates (1.06% in 2010 vs. 0.87% in 2009).

Finally, the Credit Life line, which also involves credit cards and mortgage loans, increased its premiums by 40.7% from the end of 2009 to the end of 2010.  PPS now has the highest market share in this area with a 27% share. PPS’s strong performance is a product of its partnership with Banco de Crédito (BCP), which allows PPS to access the largest bancassurance channels in Peru.

Pacífico Vida generated earnings of US$33.9 million in 2010.

Pacífico Salud reported total revenue of US$146.4 million and net gain of US$6.4 million in 2010 mainly due to an increase in written premiums. The net loss ratio decreased to 78.8% in 2010 from 84.6% in 2009.

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

PPS transfers risks to reinsurers to limit its maximum aggregate losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on evaluation of the financial capacity of the reinsurer, terms of coverage and price. PPS’s principal reinsurers in 2010 were, among others, Lloyd’s, Amlin, Catlin, China Re, Endurance, Everest Re, Flagstone Re, GIC, Hannover Re, Mapfre Re, MS Frontier, Munich Re, Odyssey Re, Omega, Partner Re, Paris Re, QBE Reinsurance Corp., QBE Europe, R+V, Reaseguradora Patria, Scor, Sirius International, Swiss Re, Validus Re, White Mountain and XL Re. Premiums ceded to reinsurers represented 16.7% in 2010. PPS acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements.

Although PPS historically has obtained reinsurance for a substantial portion of its earthquake-related risks through excess loss contracts, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition. See “—(ii) Claims and Reserves.”

(ii)         Claims and Reserves

Net claims paid by PPS as a percentage of net premiums written (i.e., the net loss ratio) reached 63.6% in 2010, improving from 65.2% in 2009.

The net loss ratio, in the property and casualty segment, which represented 13.5% of PPS’s premiums in 2010 (16.7% in 2009), decreased to 50.5% in 2010 from 53.1% in 2009, mainly due to the improved performance of automobile, limited liability risk, personal accidents and theft lines. The net loss ratio from the automobile line, which represented 9.1% of property and casualty premiums in 2010 (11.5% in 2009) decreased from 52.3% in 2009 to 41.2% in 2010. The net loss ratio from the limited liability line, which represented 0.04% of property and casualty premiums in 2010 (0.5% in 2009) decreased from 54.0% in 2009 to 35.1% in 2010. The net loss ratio of the personal accidents line, which was 1.0% of property and casualty premiums in 2010 (1.3% in 2009) decreased from 52.5% in 2009 to 38.5% in 2010.

The net loss ratio in the life insurance lines increased from 64.4% in 2009 to 66.6% in 2010, due to the increase in claims in the Ordinary, Credit and Personal Accident lines.

The net loss ratio in the health insurance lines decreased from 84.6% in 2009 to 78.8% in 2010 and represented 15.3% of PPS’s premiums in 2010 (17.4% in 2009).

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

Even though PPS maintains reserves to reduce its exposure, there is always some risk that claims might exceed PPS’s reserves.

(iii)       Investment Portfolio

PPS’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. PPS manages its investments under three distinct portfolios. The first portfolio is designed to contain sufficient assets to match the liabilities of the company’s property and casualty; the second portfolio is designed to match the liabilities of the company’s life and annuities lines, and the third portfolio is designed to match the health care lines. Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. PPS’s invests in international and local markets, emphasizing investments in the U.S. and Peru. PPS has adopted strict policies related to investment decisions. The company´s investment strategies and policies are reviewed and approved by PPS’s Board of Directors. Senior management also takes a leading role in devising investment strategies.

PPS´ investment division is constituted by investment professionals focused on managing risks at a rate of return that meets the needs of our portfolios. The investment team includes CFA charter holders, MBAs, US educated professionals, and economists, among others.

PPS’s investment strategy also considers an appropriate match of currencies related to its assets and liabilities. A significant portion of PPS’s premiums is denominated in U.S. Dollars and most of the company’s assets are also invested in this currency.

As of December 31, 2010, the book value of PPS’s portfolio (which includes Pacifico Seguros –PPS-, Pacifico Vida –EPV- and Pacifico Salud –EPS-) was US$1,269.3 million, which included US$102.6 million in equity securities and US$1,166.6 million in bonds. The company’s real estate investments’ gross book value reached US$33.3 million.

Pacifico Seguros had a book value of US$216.5 million in 2010 which included investments of equity, short-term debt instruments and real state. Pacifico Vida’s book value was close to US$1,022.8 million and mainly consisted of investment grade long-term debt instruments. Also, Pacifico Salud had a small portfolio with a book value of US$30.0 million and was mainly invested in short-term debt instruments.

As part of its improvement process, PPS’s has been adjusting its investment policy in order to apply the best international risk management practices and tools. PPS’s also incorporated the recommendations of Solvencia II and Basel II, with a view to developing a better match of terms and currencies with the company’s liabilities, especially in connection with obligations vis-à-vis PPS’s insured customers.

PPS reported a financial consolidated income in 2010 of US$92.2 million, as compared to US$75.7 million in 2009. This outcome is explained by the growth of Pacifico Vida’s business lines (especially the life insurance business) and Pacifico Seguros property and casualty businesses.

Pacifico Seguros 2010 financial income grew to US$24.5 million, an increase of 8.5% compared to 2009. The better performance was mainly due to the capital gains that Pacifico Seguros obtained in equity markets, its use of a barbell strategy in its fixed income portfolio and its local currency allocation in corporate bonds. In 2010, 78.4% of the gross premiums received by Pacifico Seguros were denominated in U.S. Dollars (compared to 79.4% in 2009).

The equity profits that Pacifico Seguros earned during 2010 were primarily attributable to the strong performance of the local stock market. The Peruvian stock market rallied 69.7% during 2010, as commodities prices continued to recover, the construction and financial sectors improved, demand for housing rose, and the consumer sector rallied due to increased domestic demand. Pacifico Seguros’s equity portfolio strategy, supported by the positive performance of the stock market, generated realized capital gains of US$7.9 million and a total portfolio year-over-year return of 74.5%.

Pacifico Seguros was able to generate US$13.0 million in financial income from its fixed income portfolio, which was 9.4% higher than the forecast for 2010. Revenue in this portfolio was higher than forecast because the company applied a “barbell strategy” (investing in longer and shorter term maturities, as opposed to intermediate maturity obligations) and shifted its allocation of corporate and sovereign bonds that were held in local currency. The barbell strategy generated a higher return and provided Pacifico Seguros with enough liquidity to cover its obligations. The appreciation of the Nuevo Sol also improved our results in 2010. In contrast, the company´s real estate investments were 14.3% below our forecast, resulting in a 6.3% annual decline in rental fees.

Pacifico Vida’s portfolio is primarily composed of fixed income securities (94.8% of the portfolio), and it is focused on investment grade bonds.  The portfolio is well diversified and it follows an asset-liability management strategy.

Pacifico Vida´s 2010 financial income grew to US$66.9 million, an increase of 27.7% compared to 2009. The better performance was mainly due to (i) the growth in annuities, which was caused by the advent of a new regulation permitting early retirement for pensioners, (ii) an inflation greater than 2009, which had a positive effect on adjusted inflation bonds, (iii) the appreciation of the Nuevo Sol, and (iv) the company’s strong equity portfolio, which appreciated with the local stock market.

(7)         Prima AFP

In 2010, the pension fund market was stable, with less competition for transfers and increased focus on new affiliations. Prima AFP maintained its leading market position due to a strong value proposal aimed at providing quality information and service to its members.

Strong productivity by Prima AFP’s sales management helped Prima AFP preserve a high quality portfolio and obtain growth of its monthly insurable remuneration (or RAM), which is the basis of its revenues. The sales management’s strong productivity also contributed to Prima AFP maintaining a robust market share. With regard to contributions collection, Prima AFP maintained the largest market share (32.3% as of December 2010).

In the commercial field, Prima AFP focused on recruiting new affiliates, reducing transfer volumes and maintaining its affiliate portfolio. Pursuant to in-house estimates based on revenues and taking into account the 1.75% administration fee, Prima AFP’s basis remuneration for revenues increased in 2010. This increase allowed Prima AFP once again to garner the highest monthly insurable remuneration (RAM) market share (31.6%).

In 2010, Prima AFP’s pension fund investment portfolio grew as a result of increased confidence in a global recovery and strong economic growth in Peru. The positive performance of international and local financial markets was also reflected in the growth of the managed pension fund portfolio, which increased from US$7.3 billion as of December 2009 to US$9.7 billion as of December 2010, the funds managed by Prima AFP also performed well and its returns are a result of our investment process, which is based on (i) a thorough analysis of investment alternatives, (ii) the excellent performance of the Peruvian economy and (iii) our investments abroad, particularly in Latin America. Given that pension funds are long-term investments, it is best to observe their returns over a long period. Over the last 60 months, Prima AFP’s annual return was 15.34% for fund 2 (Funds 1 and 3 do not have yet 5 years of existence, their return for the period 2006 – 2010 was 7.29% and 16.47%, respectively). In 2010, Prima AFP registered total revenues of US$85.2 million and profits of US$25.5 million (calculated using IFRS).  This was accomplished by expanding Prima AFP’s revenue base and controlling its operating expenses. The revenue result reported in 2010, unlike those reported in 2009, contained 12 rather than 13 contribution periods. This was due to the fact that in 2009, the government, as part of its anti-crisis plan, exempted affiliates from deductions on additional salaries that had to be paid in July and December under Peruvian law.

(8)         Competition

(i)          Banking

The Peruvian banking sector is currently composed of 15 commercial banking institutions. As of December 31, 2010, BCP ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 37.4% of assets, 36.3% of deposits and 33.6% of loans.

Major Peruvian Banks as of December 31, 2010	Assets	Deposits	Loans
BCP	37.4%	34.2%	33.6%
BBVA Banco Continental	21.0%	22.2%	24.6%
Scotiabank Perú	15.4%	14.6%	14.1%
Interbank	10.8%	10.3%	11.3%
Banco Interamericano de Finanzas	2.6%	3.0%	2.9%

Source: SBS

We believe that the Peruvian banking industry will continue to be a competitive environment within a generally comfortable liquidity situation. This increased competition may in the future affect our loan growth and reduce the average interest rates that we may charge our customers, as well as reduce our fee income.

The relative excess liquidity at major Peruvian banks has put pressure on margins. We do not intend to pursue corporate lending opportunities that are unprofitable solely in order to maintain market share. We expect BCP’s corporate banking to grow at levels similar to GDP growth. We will seek to maintain our close relationships with corporate customers, focusing on providing prompt responses to their requirements and setting competitive prices. To this end, we are currently updating our information systems to improve customer service and to allow management to obtain information on customer and business profitability more efficiently. We also intend to expand the range of BCP’s investment banking and cash management products.

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

In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. In recent years, AFPs’ funds under management and mutual fund assets have increased at rates over those experienced by the banking system. The private pension fund reached US$31.1 billion as of December 31, 2010, increasing by 29.6% since December 31, 2009 (when funds totaled US$24.0 billion), due to the effect of the international financial crisis on the Peruvian stock market and pension fund system. Total mutual funds reached US$5.6 billion in 2010, a 15.0% increase from US$4.9 billion in 2009.

(iii)       Other Financial Institutions

Other institutions in the Peruvian financial system tend to specialize in a given market sector. These institutions include finance companies, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives. They mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals. These markets have shown substantial increases in recent years. BCP is facing strong competition from these credit providers, primarily with respect to (i) micro-business loans, where such providers lent US$3.7 billion as of December 31, 2010 (56.3% higher than the US$2.4 billion lent in 2009), representing 48.0% of the total in the financial system (compared to 54.7% in 2009); and (ii) consumer loans, where such providers lent US$1.4 billion in 2010 (22.2% higher than US$1.1 billion in 2009), representing 60.9% of the total in the financial system (compared to 16.3% in 2009).

BCP also faces strong competition in its credit card operations from credit cards issued by retail stores.

(iv)        Insurance

The Peruvian insurance market is highly concentrated. Four companies command 83.6% of the market share in premiums, and the first two have a combined market share of 63.7%. PPS is the second largest insurance company in Peru with a 28.6% market share. Peruvian insurance companies compete principally on the basis of price, as well as on the basis of brand recognition, customer service and product features. PPS believes that its competitive pricing, solid image, and quality of customer service are significant aspects of its overall competitiveness. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, PPS believes that in the long-term foreign competition will increase the quality and strength of the industry. PPS believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

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

In the past, Peru experienced significant levels of terrorist activity, which escalated in the late 1980s and early 1990s. See “Item 3. Key Information—(D) Risk Factors.” Upon being elected to office in 1990, President Alberto Fujimori’s government made substantial progress in suppressing Shining Path and MRTA terrorist activity, including the arrest of the leader and second level of leadership in each terrorist group.

Between 1990 and 2000, President Fujimori implemented a broad-based reform of Peru’s political system, economy and social conditions. See “Item 3. Key Information—(D) Risk Factors.” President Fujimori resigned in 2000 in favor of a transitory government due to an outbreak of corruption scandals. President Toledo then assumed the presidency in 2001 after a period of political turmoil, facing high unemployment and underemployment, an economic recession and social need. In 2006, current president Alan García was elected for a five year-term.  Peru is currently holding elections to determine who will succeed President García.

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

President Toledo transferred the presidency to Alan García Pérez on July 28, 2006, following Mr. García’s victory in the run-off of the presidential elections held on June 4, 2006. Even though Mr. García´s government has mostly retained the economic policies of the previous government, 2009 showed a severe slowdown, due to the impact of the global crisis, which translated to a decrease in the GDP growth rate to 0.9% from 10.0% in the previous year. However, in 2010 the economy experienced a strong recovery and GDP growth rate was 8.8%.

Presidential elections were held in Peru on April 10, 2011. Under the Peruvian constitution, if no candidate receives the majority of votes in the election, the two candidates with the most votes will face a run-off, second round election to determine the winner.  In accordance with official figures, Ollanta Humala received 31.7% of valid votes, followed by Keiko Fujimori (23.6%), Pedro Pablo Kuczynski (18.5%), Alejandro Toledo (15.6%), Luis Castañeda (9.8%) and other candidates (0.8%).  Because no candidate obtained more than 50% of valid votes, a second round election will be held on June 5, 2011, between Ollanta Humala and Keiko Fujimori.

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

The decision by the United States in August 2002 to renew and expand tax benefits through the ATPDEA for certain Latin American export products benefited the manufacturing sector because of its inclusion of Peruvian textiles. In May 2004, negotiations over a free trade agreement with the United States, Colombia and Ecuador began. During 2007, the Free Trade Agreement (FTA) with the United States was signed and the trade deal was put into effect on February 1, 2009, concluding a long process of trade negotiations and goodwill. The FTA made permanent the special access to the U.S. market enjoyed under the Andean Trade Promotion and Drug Eradication Act. The current trade between these countries is about US$11 billion annually (18.5% of total trade). The FTA is expected to encourage higher export growth and diversification, as well as accelerate reforms that will further enhance the investment climate in Peru, which is already benefiting from foreign direct investment at historic highs. During the 2008 APEC Summit, progress was made toward reaching a trade agreement with China. According to the Ministry of Foreign Trade and Tourism, the other Asian countries with which Peru is negotiating free trade agreements are Japan and South Korea, whose negotiations may be closed by mid 2011.

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

Peru’s trade surplus in 2010 was US$6.8 billion, remaining well below its 2006 record (US$9 billion), but surpassing the 2009 surplus (US$5.9 billion). Peru’s trade surplus was the result of a sizeable rise in exports, though imports also grew as the domestic economy expanded. Exports in 2010 increased 31.9%, while imports increased 37.1%. The increase in exports was based mostly on higher prices for commodities.  Higher demand drove the growth of imports.

Peru has had a history of high and persistent current account deficits. In 2006, however, Peru had a record surplus of US$2.9 billion, which is equivalent to 3.1% of its GDP. This amount decreased in 2007, with a surplus of US$1.4 billion (1.3% of GDP) and became a deficit again in 2008 (US$4.7 billion, or 3.7% of GDP), turning back to a small surplus in 2009 following the decrease in imports (due to a lower domestic demand) and in investment income (due to lower prices of exported commodities and profits for non-resident companies). In 2010, Peru again recorded a deficit, this time in the amount of US$2.3 billion (1.5% of GDP).

Peru’s financial account had a surplus of US$0.7 billion in 2006, due mainly to repayment of external debt made by the public sector. This account grew substantively in 2007 and reached US$8.3 billion due mainly to higher foreign direct investment and long-term loans. The decrease in 2008 was concentrated in the last quarter due mainly to the behavior of foreign direct investment. The flow of foreign direct investment, or FDI, into Peru was US$3.5 billion in 2006 and US$5.3 billion in 2007. Despite the US$4.0 billion in 2008 FDI, the result was not necessarily bad news as during the last quarter of 2008, Peruvian companies increased their participation in other Latin American companies, which resulted in a US$1 billion net outflow. In 2009, the financial account was about one fifth of previous years (US$1.7 billion), but it was enough to reverse the current account deficit. Lower inflows were consequence of outflows in the first half of the year given global uncertainty, but they recovered in the third and specially fourth quarter when investors adjusted their risk appetite and reassessed risks in emerging countries, which demonstrated to have solid foundations during the crisis. In 2010, emerging markets with solid fundamentals fared well (except in the fourth quarter, when activities in Ireland and negative expectations about Portugal weighed down the overall performance of emerging markets), Peru’s reserves grew by US$11 billion, increasing the nation’s reserves by one third.

The inflation rate in Peru, as measured by the Lima consumer price index, has fallen from 7,650.0% in 1990 to 1.1% in 2006. However, despite the Peruvian Central Bank’s 2% inflation goal, with a +/-1% range, inflation was 3.9% in 2007, 6.7% in 2008, due to higher international commodity prices (with Peru being a net importer of fuel and food), and 0.3% in 2009. The Central Bank breached the inflation bands for three-years-in-a-row (last year on the downside) through 2009.  However, in 2010 both total inflation and core inflation were 2.1%, consistent with the Central Bank’s objectives.

The average bank market exchange rate for Nuevos Soles in Peru was S/.2.89 per US$1.00 on December 31, 2009, an 8.0% appreciation over the end-of-year levels in 2008. The Nuevo Sol weakened during the first months of 2009 because of a “flight to quality” trend, which favored positions in dollars. This trend reversed in 2010, when the exchange rate dropped to S/.2.81 at the end of the year. The appreciation rate might have been even stronger but for the high levels of economic uncertainty in Europe, since by mid October the exchange rate was under S/.2.78.

The sound policy framework put in place in recent years and the increase in international reserves have contributed to significantly reduce Peru’s economic vulnerabilities and poverty (even though poverty still affects almost 40% of the population) and enhance its business environment. Peru’s strong fiscal surpluses in recent years, the recent moderate deficit due to countercyclical policies notwithstanding, have also supported a significant reduction in public debt and improved maturity structure. In the current uncertain global outlook, these are important fiscal buffers. A sound monetary policy, well-established in a framework that targets inflation, has also been instrumental in helping to maintain macroeconomic stability and reduce dollarization. Structural reforms have reduced Peru’s fiscal and financial vulnerabilities. Free trade agreements and the search of new markets to open new trade destinations, lower informality, and improvement in the business climate have helped improve Peru’s long-term growth prospects, which are reflected in a higher investment and a higher potential growth.

These achievements have placed Peru in a strong position to face any future deterioration in external conditions, should that be the case. Building on Peru’s strong fundamentals, including a resilient financial system, several measures have been appropriately implemented by the authorities that will help to limit spillovers, preserve adequate liquidity conditions in the domestic markets, and bolster domestic confidence. The Peruvian financial system has proven to be strong, despite the impact of the global financial crisis. Credit, which averaged a 31.5% growth in 2007 and 2008, lost momentum, closing 2009 with only a 9.0% growth. The economic recovery in Peru has increased demand for credit, which, in 2010, grew 22.2% among banks and 31.9% among other financial institutions.

Peruvian authorities have been implementing reforms to further strengthen its financial system. Large official reserves—currently over US$44 billion, equivalent to 18 months of imports—and strong financial soundness indicators, along with the banks’ limited financial reliance on external funding, have helped preserve the system’s stability. Peruvian authorities have recently introduced prudential measures, including more restrictive rules for consumer credit and new dynamic provisioning made effective last December, and strengthened banks’ minimum capital requirements as Basel II is gradually implemented.

The near term domestic economic outlook still remains favorable, even when uncertainty about global economy is not solved at all. The pace of economic growth is expected to be around 7.0% in 2011, reflecting a moderate global recovery, and a more vigorous domestic demand. Inflation should remain around the 2% (+/- 1%) target range but may be pressed to the roof of the range. Main risks are external, since presidential elections may not generate unfriendly surprises for the market. Peru’s medium-term prospects are favorable and require preserving prudent macroeconomic policies and dealing with long-standing structural challenges.

(10)	The Peruvian Financial System

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

(i)	General

On December 31, 2010, the Peruvian financial system consisted of the following principal participants:  the Central Bank, the SBS, 15 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), ten finance companies, and two leasing companies. In addition, Peru has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives, which totaled 33 entities as of December 31, 2010.

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

(iii)	SBS (Peruvian Bank Superintendency)

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

The main amendments defined in Law 1028 were aimed to promote the development of Peruvian capital market by extending the range of financial services that could be offered by microfinance institutions (i.e., non-banks) without requiring SBS authorization.

Law 1028 also modified the framework in which the Peruvian financial system is to be harmonized with the new international standards established by the Basel II Accord (which aims to minimize the issues regarding regulatory arbitrage). Since July 2009, Peruvian financial institutions apply the standardized method to calculate their capital requirement related to credit, market and operational risk. Also, from July 2009, the SBS started receiving applications to use Internal Models Methods for any of these three risks. Meanwhile, if an institution requires lower capital using its internal models than by using the current approach, it will have to maintain between 80% and 95% of the higher amount during the first years.

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

The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 14 in 2010.

(11)	Supervision and Regulation

(i)	Credicorp

Currently there are no applicable regulations under Bermuda laws that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us, as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. Since our activities will be conducted primarily through our subsidiaries in Peru, the Cayman Islands and Bolivia, a summary of Peruvian banking and insurance regulations and Cayman Islands banking regulations is set forth below.

Our common shares are listed on the New York Stock Exchange (NYSE). We are therefore subject to regulation by the NYSE and the Securities and Exchange Commission (SEC) as a “foreign private issuer.” We also must comply with the Sarbanes-Oxley Act of 2002.

We are, along with BCP, subject to certain requirements set forth in Peruvian Law 26702 (“Peruvian Banking Law” or “Law 26702”) as well as certain banking statutes issued by the Peruvian banking regulator, Superintendencia de Banca y Seguros y AFP (SBS), including SBS Resolution No. 11823-2010, enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates.” These regulations affect BCP and us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

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

Authority of the SBS

Peru’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms, which are regulated by CONASEV – Comisión Nacional Supervisora de Empresas y Valores), insurance and reinsurance companies, companies that receive deposits from the general public, pension funds private administrators (“AFPs”) and other similar entities as defined by the law. The SBS is also responsible for supervising the Central Bank to ensure that it abides by its statutory charter and bye-laws.

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

Since 2009, we broadened the responsibility of our operational risk team. First, along with critical processes and new products risk analysis, we are assessing operational risks related to critical suppliers, critical information assets, and technological components. Secondly, we have also fully developed the business continuity management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management and training and testing. Thirdly, we implement procedures to register, collect, analyze and report operational risk losses looking forward to advanced models  to  operational risk capital allocation requirements. Lastly, we created a monitoring and reporting team, whose main objective is to follow up the actions plans, monitor Key Risk Indicators (KRIs) and other performance indicators.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2010. We have developed internal methods to evaluate how effective our internal controls are over our financial reporting. In addition, we are implementing computer programs that will allow us to continuously monitor, assess and document our internal controls.

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

Basel II standards modified the methodology to measure credit, market and operational risks to allow the use of standardized and internal model-based methods.  Basel II standards also allow Peruvian financial institutions to request authorization from the SBS to implement an internal ratings-based (“IRB”) methodology.

Financial institutions that receive approval from the SBS to use the IRB methodology are subject to regulatory capital floors.  The amount of capital required may not be less than the percentage of capital required under an alternative methodology.

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

Pursuant to the Basel II guidelines, financial institutions are required to hold regulatory capital (“patrimonio efectivo”) that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks. The new minimum capital requirements are being implemented as follows.

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

There is also an SBS initiative to introduce additional capital requirements inspired by Pillar 2 of Basel 2 and Basel 3. In particular, the SBS published a preliminary version of the additional requirements, which are mainly related to systemic risk, capital pro-cyclicality, interest rate risk in banking books and credit concentration risk. As of February 2011, the SBS was soliciting the banking industry’s views about these proposed regulations.

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

As of December 31, 2010, BCP’s regulatory capital was 12.84% of unconsolidated risk-weighted assets, which is equivalent to having risk-weighted assets that are 7.79 times the amount of regulatory capital.

Legal Reserve Requirements

Pursuant to Article 67 of Law 26702, all banks must maintain legal reserves.  Each year a bank must allocate 10% of its net income to its legal reserves until its legal reserves are equal to 35% of its paid-in capital stock.  Any subsequent increase in paid-in capital requires a corresponding increase in the amount of legal reserves. As of December 31, 2010, BCP’s legal reserves were S/.895.2 million (US$318.7 million), equivalent to 35.0% of BCP’s paid-in capital as of such date. Paid-in capital increased by S/.329.5 million during 2010 due to the capitalization of 2009.

Provisions for Loan Losses

The SBS has authority to establish loan reserves and issue guidelines for the provision of loan losses by Peruvian credit institutions, including commercial banks.  SBS Resolution No. 41-2005, enacted in January 2005, requires additional provisions for loans subject to foreign exchange risk, which are recorded for local purposes.  Since July 2010, SBS Resolution No. 11356-2008 has required commercial banks to implement a new framework for the assessment and classification of debtors.  The resolution also required the establishment of pro-cyclical provisions starting December 2008. In September 2009 the “procyclical” provisions were canceled, but in September 2010 a new SBS resolution reinstated these kinds of provisions. We estimate and record our allowance for loan losses according to the criteria set out in IAS 39, adjusting the local provisions as necessary.  See Notes 3(f)(ii) and 3(i) to the Credicorp Consolidated Financial Statements.

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

Central Bank Reserve Requirements

Under Law 26702, banks and financial institutions are required to maintain legal reserve requirements for certain obligations. The changes in the reserve requirement regulations were made in the second half of 2010 in accordance with the monetary policy adopted by the Central Bank.

The Central Bank requires financial instructions to maintain marginal reserve requirements for obligations for local and foreign currency obligations. The exact level and method of calculation of the reserve requirement is established by the Central Bank. The reserve requirements in Peru apply to obligations such as demand and time deposits, savings accounts, securities, certain bonds and funds administered by the bank. Additionally, the Central Bank requires reserves on amounts due to foreign banks and other foreign financial institutions. Furthermore, as of January 2011, obligations of foreign subsidiaries and affiliates are also subject to the reserve requirement. Funding from the public sector directed to the microfinance sector and foreign credits with periods of 2 years or more are not subject to the regulation, among other exemptions.

In June 2010, the Central Bank, as part of its monetary policy to restrict internal demand and the potential risk of inflation, has raised the minimum level of reserves that banks are required to hold by 3%, from 6% to 9%. In January 2010 the Central Bank set a new marginal reserve requirement on foreign credits with a period less than 2 years, in order to encourage long term capital inflows. The reserve ratio applied to foreign credits with that maturity has increased from 35% to 60% during the year. Currently, obligations are subject to a marginal reserve ratio of 55% in foreign currency and 25% in local currency. The reserve funds can be constituted by cash and deposits, with a minimum of 3% held in deposits in current accounts in the Central Bank.

The Central Bank establishes a remuneration rate on the marginal reserves, those that exceed the minimum legal requirement of 9%, only if such reserves are deposited in the Central Bank’s current account. Foreign currency cannot be used as reserve requirements for liabilities in domestic currency, and vice versa. The Central Bank oversees compliance with the reserve requirements.

The reference interest rate is periodically revised by the Central Bank in accordance with its monetary policy objectives. Once a month the board of directors of the Central Bank approves and announces the Monetary Program through a press release. The reference interest rate increased in 2008 reaching a maximum level of 6.5%. During 2009 the Central Bank started to loosen its monetary policy stance as a response to the deceleration of private spending and the deterioration of the economy. The Central Bank reduced the reference interest rate from 6.50% to 1.25% during that year. In May 2010 the Central Bank changed the direction of its monetary policy to a more restrictive position in light of the rapid growth of domestic demand and the potential for dangerous levels of inflation. Since then, there have been consecutive increases of the reference interest rate, which is currently 3.25%.

In the past few years, the Central Bank has on numerous occasions changed the reserve requirement applicable to Peruvian financial institutions as part of its monetary policy. The regulations that were put in place in 2010 have increased the amount of reserves required to S/1,779 million and US$198 million in local and foreign currency respectively. This new environment has led to an increase in the funding cost of the bank. Changes in the reserve requirement regulation may adversely affect the bank´s business, financial condition and results of operations.

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

The limit on credit that may be extended to one borrower vary according to the type of borrower and the collateral received.  The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702.  If a financial institution exceeds these limits, the SBS may impose a fine on the institution.  As of December 31, 2010, the 10.0% credit limit per borrower of BCP, unconsolidated, was US$197.4 million for unsecured loans, and the 30.0% limit was US$592.2 million for secured loans.

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

Deposit Fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP is currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/.84,710 until as of December 31, 2010.

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

(iii)	ASB

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

Until March 2010, the Bolivian banking system operated under the Ley de Bancos y Entidades Financieras (the Law of Banks and Financial Entities) No. 1488, enacted on April 14, 1993, which was modified by Law 3076 of June 20, 2005, which granted supervisory powers to the Superintendency of Banks and Financial Entities (now referred to as the Financial System Supervisory Authority (Autoridad de Supervisión del Sistema Financiero), pursuant to Supreme Decree 29894).   In addition, the law established that Banco Central de Bolivia (the Central Bank of Bolivia) would regulate financial intermediation and deposit activities, determine monetary and foreign exchange policy, and establish reserve requirements on deposits and capital adequacy, which banks and financial companies were required to follow. Also, the Autoridad de Supervisión del Sistema Financiero (the Financial System Supervisory Authority) supervised brokerage activities and mutual fund management that was conducted through BCB’s subsidiaries Credibolsa S.A. and Credifondo S.A. These subsidiaries operated under the Ley del Mercado de Valores (the Securities Markets Law) No. 1834, enacted on March 31, 1998.

The new constitution of Bolivia, which was approved by referendum in February 2009, established that the Bolivian financial system is to be regulated as follows:

•
The Central Bank of Bolivia is responsible for maintaining the stability of the internal monetary value and has authority to regulate monetary policy, control foreign exchange policies, regulate the payment system, authorize the issuance of money and administrate international reserves in coordination with the Economic Policy stated by the Public Sector.

•
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

(vi)           Prima AFP

Prima AFP’s operations are regulated in Peru by the Consolidated Sole Text of the Private System for the Administration of Funds Act, approved by Supreme Decree No. 054-97-EF.  Operations are controlled and supervised by the SBS.  In addition, AFPs are under the supervision of the CONASEV.  AFPs must submit reports to the SBS, members and beneficiaries in general, with regard to the administration of retirement funds and any information linked to the AFP’s operations.

Under Peruvian legislation, AFPs can only have one type of business activity, that is, they can only offer services linked to the administration of pension funds under the category of Individual Capital Accounts.  Also, AFPs must pay benefits provided by Law and administer retirement, disability, death benefit and funeral expense risks.  AFPs must submit audited financial information, in accordance with SBS regulations. There are certain limitations on the ownership and transfer of AFP shares

SBS authorization is required for an AFP to begin operations.  Peruvian law establishes a minimum capital requirement, paid in cash by the shareholders.

SBS establishes general investment limits:

•	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value.
•	The total amount invested on instruments issued or guaranteed by BCRP cannot exceed 30% of the fund value.
•	The total amount jointly invested under the two aforementioned points cannot exceed 40% of the fund value.
•
The total amount invested in instruments issued by the Government, financial institutions, and non-financial institutions whose commercial activities are mostly abroad, cannot exceed 30% of the fund value.

In addition, the Central Bank can set maximum operating percentages and/or sub-limits to the aforementioned investment limits.

SBS requires a guaranteed minimum profitability for the administered funds.  Part of the guarantee is the Encaje Legal, an obligatory reserve, which must be created with AFP funds.  The amount will depend on the type of instruments that make up the fund. In addition, Peruvian law establishes that companies must set up a legal reserve equivalent to 10% of net profits, until the reserve is at least 20% of the capital.

(12)	Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Credicorp Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2006, 2007, 2008, 2009 and 2010 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2006, 2007, 2008, 2009 and 2010 and our results of operations for 2006, 2007, 2008, 2009 and 2010.

(i)	Average Balance Sheets and Income from Interest-Earning Assets

The tables below set forth selected statistical information based on our average balance sheets prepared on a consolidated basis.  Except as otherwise indicated, we have classified average balances by currency (Nuevos Soles or foreign currency (primarily U.S. Dollars)) rather than by the domestic or international nature of the balance. In addition, except where noted, the average balances are based on the quarterly ending balances in each year.  Any of these quarter-end balances that were denominated in Nuevos Soles have been converted into U.S. Dollars using the applicable SBS exchange rate as of the date of such balance. Our management does not believe that the stated averages present trends materially differ from those that would be presented by daily averages.

Average Balance Sheets
Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2008					2009					2010
ASSETS:	Average Balance		Interest Earned		Nominal Avg. Rate	Average Balance		Interest Earned		Nominal Avg. Rate	Average Balance		Interest Earned		Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$	221,485	US$	10,055	4.54%	US$	64,870	US$	1,425	2.20%	US$	1,056,389	US$	25,351	2.40%
Foreign Currency		1,737,797		27,859	1.60		2,099,395		3,446	0.16		2,147,576		3,319	0.15
Total		1,959,282		37,914	1.94		2,164,265		4,871	0.23		3,203,965		28,670	0.89
Deposits in other banks
Nuevos Soles		68,990		2,821	4.09		111,006		5,733	5.16		54,525		1,135	2.08
Foreign Currency		778,822		34,531	4.43		920,030		5,314	0.58		855,555		2,532	0.30
Total		847,812		37,352	4.41		1,031,036		11,047	1.07		910,080		3,667	0.40
Investment securities
Nuevos Soles		2,453,796		187,156	7.63		1,536,677		38,313	2.49		2,212,177		64,732	2.93
Foreign Currency		3,355,232		110,865	3.30		3,288,724		148,316	4.51		3,277,308		132,063	4.03
Total		5,809,028		298,021	5.13		4,825,401		186,629	3.87		5,489,485		196,795	3.58
Total loans (1)
Nuevos Soles		2,987,721		400,394	13.40		3,893,475		537,357	13.80		4,957,672		698,995	14.10
Foreign Currency		6,533,987		563,546	8.62		6,810,072		524,689	7.70		7,965,572		519,733	6.52
Total		9,521,708		963,940	10.12		10,703,547		1,062,046	9.92		12,923,244		1,218,728	9.43
Total dividend-earning assets
Nuevos Soles		174,356		6,672	3.83		160,185		2,057	1.28		228,216		6,809	2.98
Foreign Currency		107,567		5,517	5.13		114,074		7,658	6.71		208,061		4,805	2.31
Total		281,923		12,189	4.32		274,259		9,715	3.54		436,277		11,614	2.66
Total interest-earning assets
Nuevos Soles		5,906,348		607,098	10.28		5,766,213		584,885	10.14		8,508,979		797,022	9.37
Foreign Currency		12,513,405		742,318	5.93		13,232,295		689,423	5.21		14,454,072		662,452	4.58
Total		18,419,753		1,349,416	7.33		18,998,508		1,274,308	6.71		22,963,051		1,459,474	6.36
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles		308,321					327,127					362,846
Foreign Currency		259,761					275,276					317,649
Total		568,082					602,403					680,495
Reserves for loan losses
Nuevos Soles		(68,072)					(133,303)					(211,053)
Foreign Currency		(156,850)					(156,364)					(184,307)
Total		(224,922)					(289,667)					(395,360)
Premises and equipment
Nuevos Soles		269,221					303,170					338,446
Foreign Currency		26,805					19,242					15,518
Total		296,026					322,412					353,964
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Nuevos Soles		527,364		1,193			820,740		12,728			1,068,836		3,532
Foreign Currency		747,978		32,235			814,175		25,889			698,261		8,702
Total		1,275,342		33,428			1,634,915		38,617			1,767,097		12,234
Total non-interest-earning assets
Nuevos Soles		1,036,834		1,193			1,317,734		12,728			1,559,075		3,532
Foreign Currency		877,694		32,235			952,329		25,889			847,121		8,702
Total		1,914,528		33,428			2,270,063		38,617			2,406,196		12,234
Total average assets
Nuevos Soles		6,943,182		608,291	8.76		7,083,947		597,613	8.44		10,068,054		800,554	7.95
Foreign Currency		13,391,099		774,553	5.78		14,184,624		715,312	5.04		15,301,193		671,154	4.39
Total		20,334,281		1,382,844	6.80		21,268,571		1,312,925	6.17		25,369,247		1,471,708	5.80

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets
Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2007					2008					2009
LIABILITIES	Average Balance		Interest Paid		Nominal Avg. Rate	Average Balance		Interest Paid		Nominal Avg. Rate	Average Balance		Interest Paid		Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-bearing liabilities:
Demand deposits
Nuevos Soles (1)	US$	1,685,905	US$	22,986	1.36%	US$	1,723,108	US$	15,378	0.89%	US$	2,251,493	US$	9,147	0.41%
Foreign Currency (1)		2,603,193		15,099	0.58		2,685,555		6,036	0.22		3,018,053		4,510	0.15
Total		4,289,098		38,085	0.89		4,408,663		21,414	0.49		5,269,546		13,657	0.26
Savings deposits
Nuevos Soles (1)		1,143,032		13,511	1.18		1,283,529		8,610	0.67		1,719,869		4,092	0.67
Foreign Currency (1)		1,560,084		13,654	0.88		1,952,183		9,899	0.51		2,104,084		4,733	0.24
Total		2,703,116		27,165	1.00		3,235,712		18,509	0.57		3,823,953		8,826	0.23
Time deposits
Nuevos Soles (1)		2,659,712		156,137	5.87		1,988,784		86,312	4.34		2,875,041		69,261	2.41
Foreign Currency (1)		3,640,246		154,719	4.25		4,191,628		119,806	2.86		3,980,385		84,654	2.13
Total		6,299,958		310,856	4.93		6,180,412		206,118	3.34		6,855,426		153,916	2.25
Due to banks and correspondents
Nuevos Soles		190,227		8,763	4.61		201,718		4,851	2.40		201,360		11,973	5.95
Foreign Currency		1,366,553		57,729	4.22		849,004		22,477	2.65		1,630,662		31,559	1.94
Total		1,556,780		66,492	4.27		1,050,722		27,328	2.60		1,832,022		43,532	2.38
Bonds
Nuevos Soles		468,265		30,864	6.59		528,565		35,133	6.65		576,907		34,451	5.97
Foreign Currency		1,269,327		59,219	4.67		1,572,566		56,186	3.57		1,994,668		89,860	4.51
Total		1,737,592		90,083	5.18		2,101,131		91,319	4.35		2,571,575		124,311	4.83
Total interest-bearing liabilities
Nuevos Soles		6,147,141		232,261	3.78		5,725,704		150,284	2.62		7,624,670		128,925	1.69
Foreign Currency		10,439,403		300,419	2.88		11,250,936		214,404	1.91		12,727,852		215,317	1.69
Total		16,586,544		532,680	3.21		16,976,640		364,688	2.15		20,352,522		344,242	1.69
Non-interest-bearing liabilities and net equity:
Other liabilities and loss from derivatives instruments and other interest expenses
Nuevos Soles		489,502		20,850			676,295		(11,177)			761,986		1,859)
Foreign Currency		1,363,623		8,087			1,489,528		67,053			1,401,822		68,020
Total		1,853,125		28,937			2,165,823		55,876			2,163,808		69,879
Equity attributable to Credicorp equity holders
Nuevos Soles
Foreign Currency		1,770,400					1,980,856					2,688,367
Total		1,770,400					1,980,856					2,688,367
Minority Interest
Nuevos Soles
Foreign Currency		124,212					145,252					164,550
Total		124,212					145,252					164,550
Total non-interest-bearing liabilities and equity
Nuevos Soles		489,502		20,850			676,295		(11,177)			761,986		1,859
Foreign Currency		3,258,235		8,087			3,615,636		67,053			4,254,739		68,020
Total		3,747,737		28,937			4,291,931		55,876			5,016,725		69,879
Total average liabilities and equity
Nuevos Soles		6,636,643		253,111	3.81		6,401,999		139,107	2.17		8,386,656		130,784	1.56
Foreign Currency		13,697,638		308,506	2.25		14,866,572		281,457	1.89		16,982,591		283,337	1.67
Total		20,334,281		561,617	2.76		21,268,571		420,564	1.98		25,369,247		414,121	1.63

(1)	Includes the amount paid - for the deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2009/2008			2010/2009
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	(7,110)	(1,520)	(8,630)	21,781	2,145	23,926
Foreign Currency	5,797	(30,210)	(24,413)	79	(206)	(127)
Total	(1,313)	(31,730)	(33,043)	21,860	1,939	23,799
Deposits in other banks
Nuevos Soles	1,718	1,194	2,912	(2,917)	(1,681)	(4,598)
Foreign Currency	6,261	(35,478)	(29,217)	(372)	(2,410)	(2,782)
Total	7,979	(34,284)	(26,305)	(3,289)	(4,091)	(7,380)
Investment securities
Nuevos Soles	(69,951)	(78,892)	(148,843)	16,842	9,577	26,419
Foreign Currency	(2,198)	39,649	37,451	(515)	(15,738)	(16,253)
Total	(72,149)	(39,243)	(111,392)	16,327	(6,161)	10,166
Total loans(1)
Nuevos Soles	121,383	15,580	136,963	146,875	14,763	161,638
Foreign Currency	23,812	(62,669)	(38,857)	89,027	(93,983)	(4,956)
Total	145,195	(47,089)	98,106	235,902	(79,220)	156,682
Total dividend-earning assets
Nuevos Soles	(542)	(4,073)	(4,615)	874	3,878)	4,752
Foreign Currency	334	1,807	2,141	6,310	(9,163)	(2,853)
Total	(208)	(2,266)	(2,474)	7,184	(5,285)	1,899
Total interest-earning assets
Nuevos Soles	(14,404)	(7,809)	(22,213)	278,207	(66,070)	212,137
Foreign Currency	42,646	(95,541)	(52,895)	63,656	(90,627)	(26,971)
Total	28,242	(103,350)	(75,108)	341,863	(156,697)	185,166
Interest Expense:
Demand deposits
Nuevos Soles	508	(8,116)	(7,608)	4,716	(10,946)	(6,230)
Foreign Currency	477	(9,540)	(9,063)	747	(2,273)	(1,526)
Total	985	(17,656)	(16,671)	5,463	(13,219)	(7,756)
Savings deposits
Nuevos Soles	1,660	(6,561)	(4,901)	2,927	(7,445)	(4,518)
Foreign Currency	3,432	(7,187)	(3,755)	770	(5,936)	(5,166)
Total	5,092	(13,748)	(8,656)	3,697	(13,381)	(9,684)
Time deposits
Nuevos Soles	(39,387)	(30,438)	(69,825)	38,464	(55,515)	(17,051)
Foreign Currency	23,435	(58,349)	(34,914)	(6,038)	(29,113)	(35,151)
Total	(15,952)	(88,787)	(104,739)	32,426	(84,628)	(52,202)
Due to banks and correspondents and issued bonds
Nuevos Soles	529	(4,441)	(3,912)	(9)	7,131	7,122
Foreign Currency	(21,863)	(13,389)	(35,252)	20,694	(11,612)	9,082
Total	(21,334)	(17,830)	(39,164)	20,685	(4,481)	16,204
Bonds
Nuevos Soles	3,974	295	4,269	3,213	(3,895)	(682)
Foreign Currency	14,147	(17,180)	(3,033)	15,081	18,593)	33,674
Total	18,121	(16,885)	1,236	18,294	14,698	32,992
Total interest-bearing liabilities
Nuevos Soles	(15,924)	(66,053)	(81,977)	49,842	(71,202)	(21,360)
Foreign Currency	23,354	(109,369)	(86,015)	28,145	(27,232)	913
Total	7,430	(175,422)	(167,992)	77,987	(98,434)	(20,447)

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2008	2009	2010
	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	5,906,348	5,766,213	8,508,979
Foreign Currency	12,513,405	13,232,295	14,454,072
Total	18,419,753	18,998,508	22,963,051
Net interest income
Nuevos Soles	374,837	434,601	668,097
Foreign Currency	441,899	475,019	447,135
Total	816,736	909,620	1,155,232
Gross yield (1)
Nuevos Soles	10.28%	10.14%	9.37%
Foreign Currency	5.93%	5.21%	4.58%
Weighted-average rate	7.33%	6.71%	6.36%
Net interest margin (2)
Nuevos Soles	6.35%	7.54%	7.85%
Foreign Currency	3.53%	3.59%	3.09%
Weighted-average rate	4.43%	4.79%	4.86%
Yield spread (3)
Nuevos Soles	6.50%	7.52%	7.68%
Foreign Currency	3.05%	3.30%	2.89%
Weighted-average rate	4.11%	4.56%	4.66%

(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

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

	Year ended December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
Peruvian Central Bank	US$	-	US$	56,753	US$	3,649,809
Commercial banks		36,184		43,982		82,970
Total Nuevo Sol-denominated	US$	36,184	US$	100,735	US$	3,732,779
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$	1,601,574	US$	2,033,290	US$	2,094,251
U.S. Dollars, other		1,030,665		763,631		1,131,102
Other		40,332		516		346
Total Foreign Currency-denominated	US$	2,672,571	US$	2,797,437	US$	3,225,669
Total	US$	2,708,755	US$	2,898,172	US$	6,958,478

(ii)	Investment Portfolio

The following table shows the fair value of our trading and available-for-sale investment securities designated by type of security at the dates indicated (see Note 5 to the Credicorp Consolidated Financial Statements):

	On December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
Peruvian government bonds	US$	244,037	US$	170,811	US$	275,685
Equity securities		119,481		199,410		230,921
Bonds		115,232		150,917		210,392
Peruvian Central Bank certif. notes		1,138,214		1,548,715		363,850
Other investments		117,766		149,591		158,241
Total Nuevo Sol-denominated		1,734,730		2,219,444		1,239,089
Foreign Currency-denominated:
Equity securities	US$	93,208	US$	131,327	US$	299,245
Bonds		1,030,151		1,634,708		1,640,380
Investment in Peruvian Government Bonds		562,438		669,056		299,666
Peruvian Central Bank certif. notes		1,070,728		-		-
Other investment		452,347		443,493		353,615
Total Foreign Currency-denominated	US$	3,208,872	US$	2,878,584	US$	2,592,906
Total securities holdings:	US$	4,943,602	US$	5,098,028	US$	3,831,995

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Nuevo Sol-denominated interest-earning investment securities was 7.6% in 2008, 2.5% in 2009 and 1.9% in 2010. The weighted-average yield on our foreign currency-denominated portfolio was 3.3% in 2008, 4.5% in 2009 and 4.0% in 2010. The total weighted-average yield of our investment securities was 5.1% in 2008, 3.9% in 2009 and 3.6% in 2010.

The weighted-average yield on our Nuevo Sol-denominated dividend-earning assets was 3.8% in 2008, 1.3% in 2009 and 3.0% in 2010. The weighted-average yield on our foreign currency-denominated portfolio was 5.1% in 2008, 6.7% in 2009 and 2.3% in 2010. The total weighted-average yield of our dividend-earning assets was 4.3% in 2008, 3.5% in 2009 and 2.7% in 2010.

The following table shows the maturities of our trading and available-for-sale investment securities designated by type of security on December 31, 2010:

	Within 1 year		After 1 year but within 3 years		Maturing After 3 years but within 5 years		Maturing After 5 years but within 10 years		After 10 years		Total
	(U.S. Dollars in thousands)
Nuevo Sol-denominated: (1)
Peruvian government bonds	US$	68,038	US$	4,879	US$	19,828	US$	56,648	US$	126,2925	US$	275,685
Equity securities (1)		230,921		-		-		-		-		230,921
Bonds and debentures		16,950		31,882		36,043		64,171		61,346		210,392
Peruvian Central Bank certif. notes		363,850		-		-		-		-		363,850
Other investments		124,894		2,674		7,489		4,320		18,864		158,241
Total Nuevo Sol-denominated	US$	804,653	US$	39,435	US$	63,360	US$	125,139	US$	206,502	US$	1,239,089
Foreign Currency-denominated: (1)
Peruvian government bonds		23,358		10,609		15,047		52,286		198,366		299,666
Equity securities (1)		299,245		-		-		-		-		299,245
Bonds		179,070		416,881		350,060		305,339		389,030		1,640,380
Peruvian Central Bank certif. notes		-		-		-		-		-		-
Other investments		247,616		4,684		11,757		33,658		55,900		353,615
Total Foreign Currency-denominated	US$	749,289	US$	432,174	US$	376,864	US$	391,283	US$	643,296	US$	2,592,906
Total securities holdings:	US$	1,553,942	US$	471,606	US$	440,224	US$	516,422	US$	849,798	US$	3,831,995
Weighted-average yield												3.10%

(1)	Equity securities in our account are categorized as maturing within one year.

The maturities of our investment securities classified by trading and available-for-sale, as of December 31, 2010, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

(iii)	Loan Portfolio

Loans by Type of Loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2006		2007		2008		2009		2010
	(U.S. Dollars in thousands)
Loans	US$	4,662,730	US$	6,520,116	US$	8,179,453	US$	8,986,884	US$	11,142,038
Leasing transactions		675,804		1,118,301		1,792,827		1,997,562		2,359,236
Discounted notes		256,534		325,047		368,648		349,126		477,709
Factoring		89,171		109,928		124,537		163,443		250,974
Advances and overdrafts		84,262		127,486		102,687		47,147		104,495
Refinanced loans		126,006		88,451		55,179		59,459		76,707
Past-due loans		76,770		61,488		82,867		184,567		209,908
Unearned interest		(93,916)		(166,972)		(249,914)		(282,869)		(343,003)
Total loans:	US$	5,877,361	US$	8,183,845	US$	10,456,284	US$	11,505,319	US$	14,278,064
Total past-due loans amounts		(76,770)		(61,488)		(82,867)		(184,567)		(209,908)
Total performing loans	US$	5,800,591	US$	8,122,357	US$	10,373,417	US$	11,320,752	US$	14,068,156

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

•	Past-Due Loans: Includes overdue loans. See “—Past-Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2006			2007			2008
	(U.S. Dollars in thousands, except percentages)
	Amount		% Total	Amount		% Total	Amount		% Total
Economic Activity
Manufacturing	US$	1,624,765	27.64%	US$	2,204,481	26.94%	US$	2,535,326	24.25%
Consumer Loans (1)		1,729,682	29.43		2,480,916	30.31		3,146,698	30.09
Commerce		686,291	11.68		884,253	10.80		1,344,921	12.86
Realty Business and Leasing Services		236,445	4.02		387,180	4.73		488,202	4.67
Mining		303,238	5.16		463,577	5.66		675,460	6.46
Communication, Storage and Transportation		255,730	4.35		394,986	4.83		515,412	4.93
Electricity, Gas and Water		256,541	4.36		341,718	4.18		546,014	5.22
Agriculture		150,020	2.55		179,509	2.19		228,623	2.19
Fishing		152,538	2.60		134,235	1.64		77,060	0.74
Financial Services		163,946	2.79		219,850	2.69		439,234	4.20
Education, Health and Other Services		75,376	1.28		106,423	1.30		128,527	1.23
Construction		74,482	1.27		201,298	2.46		229,667	2.20
Others (2)		262,223	4.46		352,391	4.31		351,054	3.36
Sub total		5,971,277	101.59		8,350,817	102.04		10,706,198	102.40
Unearned interest		(93,916)	(1.59)		(166,972)	(2.04)	US$	2,535,326	24.25%
Total	US$	5,877,361	100.00%	US$	8,183,845	100.00%		3,146,698	30.09

(1)	Includes credit card and mortgage loans, other consumer loans and small business.
(2)	Includes personal banking and small business loans and other sectors.

	At December 31,
	2009			2010
	(U.S. Dollars in thousands, except percentages)
	Amount		% Total	Amount		% Total
Economic Activity
Manufacturing	US$	2,557,847	22.23%	US$	3,003,465	21.04%
Consumer Loans (1)		3,963,449	34.45		4,759,207	33.33
Commerce		1,330,023	11.56		1,931,441	13.53
Realty Business and Leasing Services		489,614	4.26		712,330	4.99
Mining		692,579	6.02		893,145	6.26
Communication, Storage and Transportation		559,025	4.86		720,749	5.05
Electricity, Gas and Water		782,289	6.80		969,437	6.79
Agriculture		271,912	2.36		293,685	2.06
Fishing		121,162	1.05		134,811	0.94
Financial Services		175,071	1.52		252,869	1.77
Education, Health and Other Services		156,496	1.36		177,206	1.24
Construction		175,508	1.53		132,517	0.93
Others (2)		513,213	4.46		640,205	4.48
Sub total		11,788,188	102.46		14,621,067	102.40
Unearned interest		(282,869)	(2.46)		(343,003)	(2.40)
Total	US$	11,505,319	100.00%	US$	14,278,064	100.00%

(1)	Includes credit card and mortgage loans, other consumer loans and small business.
(2)	Includes personal banking and small business loans and other sectors.

As of December 31, 2010, 69.0% of the loan portfolio was concentrated in Lima, 94.60% was concentrated in Peru, and 4.1% of the loan portfolio was concentrated in Bolivia.

Concentrations of Loan Portfolio and Lending Limits

We have loans and other contingent credits with 20 customers (considered economic groups), which, as of December 31, 2010, was US$3,229.8 million.  The amount of outstanding loans, US$3,229.8 million, represents 22.1% of the total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of “economic group.”  Our total loans and other contingent credits outstanding to these customers ranged from US$314.8 million to US$107.0 million, including 17 customers with over US$122.4 million. Total loans and other contingent credits outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2010: Class A (normal)—99.8%; Class B (potential problems)—0.2%; Class C (substandard)—0%; Class D (doubtful)—0%; and Class E (loss)—0%. See “—Classification of the Loan Portfolio.”

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

With an unconsolidated regulatory capital of S/.5,517.3 million (US$1,964.1 million) on December 31, 2010, BCP’s legal lending limits varied from S/.551.7 million (US$196.4 million) to S/.2,758.7 million (US$982.1 million). Our consolidated lending limits, based on its regulatory capital on a consolidated basis of US$2,391.3 million on December 31, 2010, ranged from US$239.1 million to US$1,195.7 million. As of December 31, 2010, BCP was in compliance with Law 26702 lending limits.

As of December 31, 2009, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate.  These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end.  We have also set internal lending limits, which are more restrictive than those imposed by law.  A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

Loan Portfolio Denomination

The following table presents our Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2006			2007			2008
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	1,503,306	25.58%	US$	2,461,787	30.08%	US$	3,351,720	32.05%
Foreign Currency-denominated		4,374,055	74.42%		5,722,058	69.92%		7,104,564	67.95%
Total loans (1)	US$	5,877,361	100.00%	US$	8,183,845	100.00%	US$	10,456,284	100.00%

	At December 31,
	2009			2010
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	4,385,965	38.12%	US$	5,415,352	37.93%
Foreign Currency-denominated		7,119,354	61.88%		8,862,712	62.07%
Total loans (1)	US$	11,505,319	100.00%	US$	14,278,064	100.00%

(1)	Net of unearned interest.

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2010, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

	Maturing
	Amount at December 31, 2010		Within 3 months		After 3 months but within 12 months		After 1 year but within 3 years		After 3 years but within 5 years		After 5 years
	(U.S. Dollars in thousands, except percentages)
Loans	US$	1,142,038	US$	2,439,107	US$	2,208,225	US$	2,953,865	US$	1,420,528	US$	2,120,313
Leasing transactions		2,359,236		352,520		935,698		439,543		375,186		256,289
Discounted notes		477,709		448,105		29,552		52		-		-
Refinanced loans		76,707		28,013		16,543		10,661		10,046		11,444
Factoring		250,974		241,738		8,590		645		-		1
Advances and overdrafts		104,495		104,495		-		-		-		-
Total	US$	14,411,159	US$	3,613,978	US$	3,198,608	US$	3,404,766	US$	1,805,760	US$	2,388,047
% of total performing loan portfolio		100.00%		25.08%		22.20%		23.63%		12.53%		16.57%

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of our loan portfolio on December 31, 2010, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2010		Maturing After 1 year
	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$	276,641	US$	262,550
Foreign Currency-denominated		2,270,333		1,574,250
Total		2,546,974		1,836,801

Fixed Rate (2)
Nuevo Sol-denominated		5,138,711		2,873,311
Foreign Currency-denominated		6,592,379		2,932,499
Total		11,731,090		5,805,810

Total (1)	US$	14,278,064	US$	7,642,611

(1)	Net of unearned interest.
(2)	Most of the financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.

Classification of the Loan Portfolio

We classify BCP’s loan portfolio (which includes the loan portfolio of BCB) and ASHC’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan.  These categories are commercial, micro-business, consumer and residential mortgage. Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.  Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/.300,000 in total loans received from the financial system (excluding mortgage loans). Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.  Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount to reserve should the borrower fail to make payments as they become due.

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

The following table sets forth our loan portfolio by class at the date indicated.

	At December 31,
	2006		2007		2008		2009		2010
	(U.S. Dollars in thousands)
Commercial loans	US$	4,390,547	US$	6,055,206	US$	7,808,671	US$	8,283,790	US$	10,417,764
Consumer loans		506,184		874,804		1,162,399		1,467,793		1,715,207
Residential mortgage loans		980,630		1,253,835		1,485,214		1,753,736		2,145,093
Total performing loans (1)	US$	5,877,361	US$	8,183,845	US$	10,456,284	US$	11,505,319	US$	14,278,064

(1)	Net of unearned interest.

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

The following table shows our direct loan portfolio at the dates indicated:

	At December 31,
	2006			2007			2008
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total	Amount		% Total
A: Normal	US$	5,296,653	90.1%	US$	7,602,347	92.9%	US$	9,991,559	95.5%
B: Potential Problems	US$	337,497	5.7%	US$	371,119	4.5%	US$	264,890	2.5%
C: Substandard	US$	62,192	1.1%	US$	71,340	0.9%	US$	70,268	0.7%
D: Doubtful	US$	122,215	2.1%	US$	88,540	1.1%	US$	79,394	0.8%
E: Loss	US$	58,804	1.0%	US$	50,499	0.6%	US$	50,173	0.5%
Total (1)	US$	5,877,361	100.0%	US$	8,183,845	100.0%	US$	10,456,284	100.0%
C+D+E	US$	243,211	4.2%	US$	210,379	2.6%	US$	199,835	2.0%

	At December 31,
	2009			2010
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total
A: Normal	US$	10,717,658	93.2%	US$	13,564,435	95.0%
B: Potential Problems	US$	431,356	3.7%	US$	313,148	2.2%
C: Substandard	US$	115,629	1.0%	US$	128,445	0.9%
D: Doubtful	US$	139,389	1.2%	US$	121,342	0.8%
E: Loss	US$	101,287	0.9%	US$	150,691	1.1%
Total (1)	US$	11,505,319	100.0%	US$	14,278,064	100.0%
C+D+E	US$	356,305	3.1%	US$	400,481	2.8%

(1)
Net of unearned interest – The unearned interest from impaired classifications (C+D+E) amounts approximately to US$317,000 in 2006, US$201,000 in 2007, US$250,000 in 2008, US$44,000 in 2009 and US$159,000 in 2010.

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

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

We consider loans to be past due depending on their type. In accordance with SBS Resolution N°11356- 2008, BCP considers loans past due for corporate, large business and medium business loans after 15 days; for small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. On January 1, 2001, the SBS issued accounting rules that require Peruvian banks to consider overdrafts past due after 30 days. ASHC considers all overdue loans past due, except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days.  BCB considers loans past due after 30 days. For IFRS 7 disclosure requirements on past-due loans, see Note 29.1 to the Credicorp Consolidated Financial Statements.

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

Over the past five years, we have recognized interest income on these loans of US$4.8 million in 2006, US$3.6 million in 2007, US$5.2 million in 2008, US$7.2 million in 2009 and US$14.2 million in 2010. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past-due loans.

The following table sets forth the repayment status of our loan portfolio as of the date indicated.

	At December 31,
	2006		2007		2008		2009		2010
	(U.S. Dollars in thousands, except percentages)
Current	US$	5,800,591	US$	8,122,357	US$	10,373,417	US$	11,320,752	US$	14,068,156
Past due:
Overdue 16 - 119 days		20,655		20,825		34,955		70,602		68,601
Overdue 120 days or more		56,115		40,663		47,912		113,965		141,307
Subtotal	US$	76,770	US$	61,488	US$	82,867	US$	184,567	US$	209,908
Total loans	US$	5,877,361	US$	8,183,845	US$	10,456,284	US$	11,505,319	US$	14,278,064
Past-due loan amounts as % of total loans		1.31%		0.75%		0.79%		1.60%		1.47%

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

Past-Due Loan Portfolio

The following table analyzes our past-due loan portfolio by the type of loan at the dates indicated.

	At December 31,
	2006		2007		2008		2009		2010
	(U.S. Dollars in thousands)
Past-due loan amounts:
Loans	US$	57,345	US$	48,088	US$	65,947	US$	153,112	US$	183,058
Discounted notes		596		636		1,242		2,151		2,906
Advances and overdrafts in demand deposits		1,844		3,974		2,112		4,015		3,717
Leasing transactions		5,237		2,110		3,468		9,653		1,443
Refinanced loans		11,748		6,680		10,098		15,636		18,784
Total past-due portfolio	US$	76,770	US$	61,488	US$	82,867	US$	184,567	US$	209,908
Less: Reserves for loan losses (1)	US$	210,586	US$	229,700	US$	248,063	US$	376,049	US$	448,597
Total past-due portfolio net of reserves	US$	(133,816)	US$	(168,212)	US$	(165,196)	US$	(191,482)	US$	(238,689)

(1)	Includes reserves for indirect credits (see “—Loan Loss Reserves”).

We recognize interest on past-due loans and loans in legal collection when the loans are collected.  The interest income that would have been recorded for these credits in accordance with the terms of the original contract is approximately US$38.5 million and US$27.9 million as of December 31, 2010 and 2009, respectively.

Loan Loss Reserves

The following table shows the changes in our reserves for loan losses and movements at the dates indicated.

	Year ended December 31,
	2006		2007		2008		2009		2010
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	218,636	US$	210,586	US$	229,700	US$	248,063	US$	376,049
Additional provisions (reversals)		(4,243)		28,439		48,760		163,392		174,682
Acquisitions and transfers		-		-		-		20,905		-
Recoveries of write-offs		44,284		34,084		31,279		23,928		34,605
Write-offs		(49,859)		(47,266)		(59,308)		(87,927)		(142,736)
Monetary correction and other		1,768		3,857		(2,368)		7,688)		5,997
Total reserves for loan losses at the end of the year	US$	210,586	US$	229,700	US$	248,063	US$	376,049	US$	448,597

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, See “—Classification of the Loan Portfolio.” Also, as required by IFRS 7, the balance of the reserve for loan losses for the years 2008, 2009 and 2010 are included in Note 6(d) to the Credicorp Consolidated Financial Statements.

Our reserves for loan losses, as of December 31, 2010, included US$415.7 million for credit losses and US$32.9 million for indirect or contingent credit losses (US$354.4 million and US$21.7 million as of December 31, 2009, respectively). Our reserves for indirect credit losses are included in the “Other liabilities” caption of our consolidated balance sheet. See Notes 6(d) and 11(a) to the Credicorp Consolidated Financial Statements.

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

Allocation of Loan Loss Reserves

The following table sets forth the amounts of our reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 6(d) to the Credicorp Consolidated Financial Statements):

	At December 31,
	2006		2007		2008		2009		2010
	(U.S. Dollars in thousands)
Commercial loans	US$	183,374	US$	184,584	US$	161,170	US$	243,796	US$	289,564
Consumer loans		17,959		30,662		56,061		90,782		106,709
Residential mortgage loans		9,253		14,454		30,832		41,471		52,324
Total reserves	US$	210,586	US$	229,700	US$	248,063	US$	376,049	US$	448,597

(iv)	Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$	1,735,869	US$	1,944,404	US$	2,330,559
Foreign Currency-denominated		3,136,408		2,612,342		3,500,833
Total	US$	4,872,277	US$	4,556,746	US$	5,831,392
Savings deposits:
Nuevo Sol-denominated	US$	1,193,639	US$	1,505,994	US$	2,050,136
Foreign Currency-denominated		1,775,100		2,033,671		2,194,614
Total	US$	2,968,739	US$	3,539,665	US$	4,244,750
Time deposits:
Nuevo Sol-denominated	US$	1,768,893	US$	1,662,941	US$	3,230,374
Foreign Currency-denominated		3,087,219		3,088,920		3,234,395
Total	US$	4,856,112	US$	4,751,861	US$	6,464,769
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$	140,013	US$	114,401	US$	163,681
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	US$	229,716	US$	256,761	US$	421,240
Foreign Currency-denominated		810,171		812,745		891,882
Total	US$	1,039,887	US$	1,069,506	US$	1,313,122
Total deposits:
Nuevo Sol-denominated	US$	4,928,117	US$	5,370,100	US$	8,032,309
Foreign Currency-denominated		8,948,911		8,662,079		9,985,406
Total	US$	13,877,028	US$	14,032,179	US$	18,017,714

The following table sets forth information regarding the maturity of our time deposits in denominations of US$100,000 or more on December 31, 2010:

	At December 31, 2010
	(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$	7,113
Maturing after 30 but within 60 days		2,444
Maturing after 60 but within 90 days		2,431
Maturing after 90 but within 180 days		-
Maturing after 180 but within 360 days		-
Maturing after 360 days		39,115
Total certificates of deposits	US$	51,103
Time deposits:
Maturing within 30 days	US$	4,020,584
Maturing after 30 but within 60 days		594,266
Maturing after 60 but within 90 days		281,121
Maturing after 90 but within 180 days		306,564
Maturing after 180 but within 360 days		350,374
Maturing after 360 days		295,381
Total time deposits		5,848,290
Total	US$	5,899,393

(v)	Return on Equity and Assets

	At December 31,
	2008	2009	2010

Return on assets (1)	1.86%	2.19%	2.27%

Return on equity (2)	22.31%	24.07%	22.01%

Dividend payout ratio (3)	33.44%	28.81%	27.12%

Equity to assets ratio (4)	9.32%	10.00%	11.25%

Shareholders’ equity to assets ratio (5)	8.71%	9.31%	10.60%

(1)	Net income attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to our equity holders as a percentage of average net equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to our equity holders per share.
(4)	Average equity attributable to our equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

(vi)	Short-Term Borrowing

Our short-term borrowing, other than deposits, amounted to US$601.5 million and US$673.2 million and US$351.8 million as of December 31, 2008, 2009 and 2010, respectively. Our average balances of borrowed amounts decreased in 2008 due to receiving smaller promotional credit lines. As of December 31, 2008, 2009 and 2010, no BCRP-Repo transactions exist in the outstanding balance.

The following table sets forth our short-term borrowing:

	At December 31,
	2008		2009		2010
	(U.S. Dollars in thousands, except percentages)

Year-end balance	US$	601,464	US$	673,234	US$	351,816

Average balance		935,460		641,177		808,548

Maximum quarter-end balance		1,197,637		1,141,131		1,202,594

Weighted-average nominal year-end interest rate		4.47%		2.83%		1.43%

Weighted-average nominal interest rate		4.22%		3.40%		1.14%

(C)	Organizational Structure

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

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941.  BCP has been the largest commercial bank in Peru since the 1920s. Members of the Romero family have been shareholders of BCP since 1918 and became the controlling shareholders in 1979.  Mr. Dionisio Romero Seminario, who was our Chairman of the Board of Directors and Chief Executive Officer, was a member of the Board of Directors of BCP from 1966 to 1987, becoming BCP’s Chairman in 1979. In response to former President Alan García’s attempt to nationalize the Peruvian banking industry in 1987, the majority shareholders of BCP, including Mr. Romero S., sold a controlling interest in BCP and transferred management to its employees.  The sale successfully prevented the government from gaining control of BCP. Upon the election of Alberto Fujimori as President of Peru in 1990 and the introduction of market reforms, the Romero family reestablished its holdings in BCP, and Mr. Romero S. and several former key managers returned to BCP. See “—(9) Peruvian Government and Economy—(i) Peruvian Government.” Members of the Romero family exchanged their BCP shares in the October 1995 exchange offer, and as of February 14, 2011 hold 15.0% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.”

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

We own 75.98% of PPS directly and 21.28% through our subsidiary Grupo Credito. PPS was formed in 1992 as a result of the merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A. PPS is the second largest Peruvian insurance company in terms of premium sold and health fees. PPS’s major subsidiaries include Pacífico Vida, which specializes in life and pension fund insurance, and Pacífico Salud, which provides health insurance as an alternative to public social security.

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

In November 2010, Credicorp's Board of Directors approved the transfer of 84.9% of BCP’s total shares to Grupo Crédito S.A. (its Peruvian wholly owned subsidiary) through a capital contribution, in order to facilitate Credicorp's future investments in Perú without modifying the controlling structure of BCP. Under the new structure, Credicorp directly holds 12.7% of BCP's total shares and, in conjunction with its subsidiary Grupo Crédito, continues to control the same 97.6% of such shares.

(D)	Property, Plants and Equipment

On December 31, 2010, we had 535 branches, of which 329 were branch offices of BCP in Peru. Our principal properties include the headquarters of BCP, at Calle Centenario 156, La Molina, Lima 12, Perú.  There are no material encumbrances on any of our properties.

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

Financial statements of each of Credicorp’s subsidiaries are measured using the currency of the country in which each entity operates and converted into U.S. Dollars (functional and presentation currency) as follows:

•	Monetary assets and liabilities are converted at the free market exchange rate at the date of the consolidated statements of financial position.

•	Non-monetary accounts are converted at the free market exchange rate prevailing at the date of the transaction.

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

Interest income is suspended when collection of loans become doubtful, when loans are overdue more than 90 days or when the borrower or securities issuer defaults; if earlier than 90 days, such income is excluded from interest income until collected. Uncollected income on such loans is provisioned. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

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

Insurance activities

Insurance contracts are those contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds. As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts can also transfer financial risk.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations extinguish or expire.

The Group cedes insurance risk in the normal course of business for all of its operations. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non–proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims and ceded premiums associated with the reinsurer’s policies and are in accordance with the related reinsurance contract.

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

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract

Financial Instruments: Initial recognition and subsequent measurement:

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

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, for example the date that the Group commits to purchase or sell the asset. Derivatives are recognized on a trade date basis.

(i)	Financial assets and financial liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated at fair value through profit or loss, which designation is upon initial recognition and in an instrument by instrument basis. Derivatives financial instrument are also categorized as held for trading unless they are designated as hedging instruments.

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

•	the financial instrument contains one or more embedded derivatives, which significantly modify the cash flows that otherwise would be required by the contract.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those that the entity intend to sell immediately or in the short term, those that the entity upon initial recognition designates as available for sale, or those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration..

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

An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based on an internal risk classification, with consideration given to any guarantees and collaterals received, note 3(i) and 29.1 to the Consolidated Financial Statements.

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

After initial recognition, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated income statement in the caption “Net gain on sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated income statement in the caption “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

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

The Group may elect to reclassify these financial assets only in rare circumstances, such as when the Group is unable to sell the assets due to markets inactivity and management’s intent to sell the assets in the foreseeable future has changed significantly. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and management has the intent and the ability to hold these assets for the foreseeable future or until maturity. The reclassification to held to maturity category is permitted only when the entity has the ability and intent to hold the financial asset until maturity.

As of December, 31, 2010 and 2009, we did not reclassify any of our available-for-sale financial investments.

(iv)	Other financial liabilities

After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and costs that are an integral part of the effective interest rate..

De-recognition of financial assets and financial liabilities

Financial assets:

A financial asset (or, where applicable a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Impairment of financial assets:

We assess at each date of the consolidated statements of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred loss event) and such loss event(s) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Criteria used for each category of financial assets are as follows:

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

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement. Interest income, if applicable, is accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If in any subsequent year, the amount of the estimated impairment loss increases or decreases because an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If in the future a write-off is later recovered, the recovery is recognized in the consolidated income statement, as a credit to the caption “Provision for loan losses”.

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

For a collective evaluation impairment, financial assets are grouped considering the Group’s internal credit grading system, which considers credit risk characteristics for example: asset type, industry, geographical location, collateral type, past-due status and other relevant factors.

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

For available-for-sale financial investments, the Group assesses, at each date of the consolidated statements of financial position, whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from the investments available-for-sale reserve of the consolidated statement of changes in equity and recognized in the consolidated income statement. Impairment losses on equity investments are not reversed through the consolidated income statement; increases in their fair value after impairment are recognized directly in the consolidated statements of comprehensive income.

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost (loans and receivables). However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of the “Interest and dividend income” portion of the consolidated income statement. If in a subsequent year, the fair value of a debt instrument increases and the increase is objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss will be reversed through the consolidated income statement.

(iii)	Renegotiated loans

When a loan is modified, it is no longer considered as past due but it maintains its previous classification as impaired or not impaired. If the debtor complies with the new agreement during the following six months, and an analysis of its payment capacity supports a new improved risk classification, it is classified as not impaired. If subsequent to the loan modification the debtor fails to comply with the new agreement, it will be considered impaired and past due.

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

Impairment of non-financial assets:

The Group assesses at each reporting date, or more frequently if events or changes in circumstances warrant, whether the carrying value of non-financial assets may be impaired. If any indication of impairment exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less costs to sell and its value in use. Goodwill is tested annually for impairment. Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized; if that is the case, the reversal is limited so that the carrying amount of the asset neither exceeds its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Impairment losses relating to goodwill cannot be reversed for subsequent increases in its recoverable amount in future periods.

Due from customers on acceptances:

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities

Financial guarantees:

In the ordinary course of business, the Group grants financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) as “Other liabilities” in the consolidated statements of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured as the higher of the amortized fee and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The fee received is recognized in the consolidated statement of income in the caption “Banking services”.

Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost

Contingencies:

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes, unless the probability of an outflow of resources is remote.

Share-based payment transactions

(i)	Cash-settled transactions

As explained in note 18(a) to the Consolidated Financial Statements, we granted a supplementary remuneration plan to certain employees who had at least one year of service with Credicorp or any of its Subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp shares. SARs were granted at a fixed price and are exercisable at that price, allowing the employee to obtain a gain in cash (“cash-settled transaction”) arising from the difference between the fixed exercise price and the market price at the date the SARs are executed.

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is rerecorded to fair value at each reporting date up to and including the settlement date, with changes in fair value are recognized in the consolidated income statement under the caption “Salaries and employee benefits”. When the price or terms of the SARs are modified, any additional expense is also recorded in the consolidated income statement. See Note 18 to the Credicorp Consolidated Financial Statements.

(ii)	Equity-settled transactions

As explain in note 18(b) to the Consolidated Financial Statements, as of April 2009, a new supplementary remuneration plan was implemented to replace the SARs plan.

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

The expense is recorded in the consolidated income statement under the caption “Salaries and employees benefits”. When the terms of an equity-settled award are modified, the minimum expense recognized under the “Salaries and employees benefits” caption in the consolidated income statement is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share.

Derivative financial instruments:

Trading:

Part of transactions with derivatives while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

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

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria

(i)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the consolidated income statement as finance costs.

Amounts recognized as other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in the cash flow hedge reserve until the forecast transaction or firm commitment affects profit or loss

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

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated income statement

Embedded derivates:

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not held for trading or designated at fair value through profit or loss.

The Group has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments were classified at inception by the Group as “Financial instruments at fair value though profit or loss”, see 3(f)(i), and note 7 to the Consolidated Financial Statements.

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

The Group monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Regarding the Group’s segments, total revenues from banking segment amounted to 74% or more of the Group’s total revenue in 2010, 2009, and 2008; therefore, the following historical discussion and analysis is presented principally for banking segment, except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and discussion and analysis presented below for 2008, 2009 and 2010 reflect the financial position and results of operations for 2008, 2009 and 2010 of our subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

On December 31, 2010, approximately 55.4% of our deposits and 62.4% of our loans were U.S. Dollar-denominated. Despite these high proportions, U.S. Dollar-denominated deposits have decreased from the previous year (57.9% in 2009) due to a reduction in the rate of inflation. Nevertheless, we expect the majority of our deposits and loans to continue to be denominated in U.S. Dollars.

Results of Operations for the Three Years Ended December 31, 2010

The following table sets forth, for the years 2008, 2009 and 2010, the principal components of our net income:

	Year ended December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)
Interest income	US$	1,382,844	US$	1,312,925	US$	1,471,708
Interest expense		(561,617)		(420,564)		(414,121)
Net interest income	US$	821,227	US$	892,361	US$	1,057,587
Provision for loan losses		(48,760)		(163,392)		(174,682)
Net interest income after Provision	US$	772,467	US$	728,969	US$	882,905
Noninterest income		592,564		720,631		804,535
Insurance premiums earned net of claims on insurance activities		51,993		138,224		164,721
Other expenses		(920,603)		(957,110)		(1,085,885)
Income before translation result and income tax	US$	496,421	US$	630,714	US$	766,276
Translation result (loss) gain	US$	(17,650)	US$	12,222)	US$	24,120
Income tax		(109,508)		(138,500)		(187,081)
Net income	US$	369,263	US$	504,436	US$	603,315
Net income attributable to:
Equity holders		357,756		469,785		571,302
Minority interests		11,507		34,651		32,013
Net income	US$	369,263	US$	504,436	US$	603,315

Net income attributable to our equity holders increased from US$469.8 million in 2009 to US$571.3 million in 2010. Our net income increased from 2009 to 2010 primarily due to increased interest income of approximately US$158.8 million, net of an increase in income tax of US$48.6 million.

Net income attributable to our equity holders increased from US$357.8 million in 2008 to US$469.8 million in 2009, which represented an increase of 31.3% from 2008 to 2009, despite the charges recorded during 2009.

On the other hand, non interest income increased 11.6% in 2010 to US$804.5 million, primarily due to an increase in fees and commissions income from banking services of US$158.1 million, or 20.1%, net of a decrease in net gains from sales of securities of US$40.6 million or 33.6%. Non interest income increased 21.6% in 2009 to US$720.6 million.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest-bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)
Interest income:
Loans	US$	963,940	US$	1,062,046	US$	1,218,728
Deposits in banks		37,352		11,047		3,667
Deposits in Central Bank		37,914		4,871		28,670
Investment securities and others		298,021		186,629		196,795
Dividends		12,189		9,715		11,615
Gain from derivatives instruments and other interest income		33,428		38,617		12,233
Total interest income	US$	1,382,844	US$	1,312,925	US$	1,471,708

Interest expense:
Saving deposits	US$	27,165	US$	18,509	US$	8,826
Time deposits		310,856		206,118		153,916
Issued bonds		90,083		91,319		124,311
Borrowing from other financial institutions and others		66,491		27,328		43,532
Demand deposits		38,085		21,414		13,657
Loss from derivatives instruments and other interest expenses		28,937		55,876		69,879
Total interest expense	US$	561,617	US$	420,564	US$	414,120
Net interest income	US$	821,227	US$	892,361	US$	1,057,588

Our net interest income increased 18.5% in 2010 compared to 2009, and increased 8.7% in 2009 compared to 2008.

Interest Income: Interest income increased 12.1% in 2010 compared to 2009, after decreasing 5.1% in 2009 compared to 2008. The increase in 2010 was primarily due to higher average volume in loans and deposits in the Central Bank. The increase in loans and deposits in the Central Bank was primarily due to a lower volume average throughout the year and lower rates. The decrease in 2009 was primarily due to lower average volume in investments securities and others and loans. The decrease in investments securities was primarily due to a lower volume average throughout the year and lower rates.

Our average nominal interest rates earned on loans decreased to 9.4% in 2010 from 9.9% in 2009 and from 10.1% in 2008. The average nominal interest rate for foreign currency-denominated loans decreased from 7.7% in 2009 and 2009 to 6.5% in 2010, due to a fall in interest rates in the international market. Interest rates for Nuevo Sol-denominated loans decreased from 13.4% in 2008. to 13.8% in 2009 and further to 14.1% in 2010, which represented minor fluctuations in interest rates in Nuevo Sol for loans.

The average balance of our foreign currency-denominated loan portfolio increased 17.0% to US$7,965.6 million in 2010, as compared to US$6,810.1 million in 2009.  In 2009, the average balance of our foreign currency-denominated loan portfolio increased 4.2% over the US$6,533.9 million average balance recorded in 2008. The average balance of our Nuevo Sol-denominated loan portfolio increased 30.3% from US$2,987.7 million in 2008 to US$3,983.5 million in 2009, and by 27.3% to US$4,957.7 million in 2010. The average balance increase from 2009 to 2010 was due to the recovery of the Peruvian economy and Peruvian financial system after the international crisis.

In 2009, the lower expansion of the average balance as compared to the growth rate registered in 2010 was explained by the effects of the international crisis on the Peruvian economy which grew 0.9% in 2009 whereas in 2010 the rate ascended to 8.8%.  On the other hand, the significant increase in 2008 was related primarily to the growth in the Peruvian economy (GDP growth rate of 9.8%) during that year (prior to the international crisis). In addition, in 2008 an increasing proportion of loans went to commerce, mortgage, manufacturing and financial intermediation sectors presenting higher risk, but these sectors also yielded higher margins. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Interest Expense: Interest expense decreased in 2010 by 1.53% as compared to 2009 and by 25.1% in 2009 as compared to 2008. The decrease in interest expense during 2010 was principally due to the lower interest rate in foreign currency and in Nuevos Soles (net of the increase in interest expense of issue bonds) that BCP received as a result of issuing US$800 million in senior notes.

Average nominal interest rates paid on foreign currency-denominated deposits decreased from 2.4% in 2008 to 1.5% in 2009, and to 1.0% in 2010. Average nominal interest paid on Nuevo Sol-denominated deposits decreased from 3.5% in 2008 to 2.2% in 2009, and to 1.2% in 2010. This rate decrease followed the market trend of interest rates observed in 2010. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “—(12) Selected Statistical Information.”

Our average foreign currency-denominated deposits increased 3.1% to US$9,102.5 million in 2010 from US$8,829.4 million in 2009, and increased 13.1% from US$7,803.5 million in 2008. Our average Nuevo Sol-denominated deposits increased 37.1% in 2010 to US$6,846.4 million from US$4,995.4 million in 2009, and decreased 9.0% from US$5,488.6 million in 2008. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Net Interest Margin: Our net interest margin (net interest income divided by average interest-earning assets) was 4.9% in 2010 and did not change significantly compared to 2009 and 2008, when the margin stayed in 4.7% as in 2009 returns declined on interest-earning assets (mainly securities and Nuevo Sol-denominated loans) while funding costs remained relatively unchanged. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Provision for Loan Losses

We classify all of our loans and other credits by risk category. We establish our loan loss reserves based on criteria established by IAS 39 (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio”). We do not anticipate that the expansion of our loan portfolio or the development of the activities of our subsidiaries will require a change in our reserve policy.

The following table sets forth the changes in our reserve for loan losses:

	Year ended December 31
	2006		2007		2008		2009		2010
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	218,636	US$	210,586	US$	229,700	US$	248,063	US$	376,049
Additional provisions (reversals)		(4,243)		28,439		48,760		163,392		174,682
Acquisition of Edyficar		-		-		-		20,905		-
Recoveries of write-offs		44,284		34,084		31,279		23,928		34,605
Write-offs		(49,859)		(47,266)		(59,308)		(87,927)		(142,736)
Monetary correction and other		1,768		3,857		(2,368)		7,688)		5,997
Reserves for loan losses at the End of the year	US$	210,586	US$	229,700	US$	248,063	US$	376,049	US$	448,597

We recorded a US$174.7 million loan loss provision in 2010 and a US$163.4 million provision in 2009. Total write-offs amounted to US$142.7 million in 2010 and US$87.9 million in 2009. Total recoveries of write-offs reached US$34.6 million in 2010 and US$23.9 million in 2009, increasing 44.6% in 2010. Provision expense in 2010 included US$3.6 million required by BCB (compared to US$5.6 million in 2009). Recoveries of previously charged-off accounts in 2010 amounted to US$34.6 million (compared to US$23.9 million in 2009).

Total reserves, which amounted to US$448.6 million in 2010, include the allowance for direct and indirect credits of approximately US$415.7 million and US$32.9 million, respectively.

Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$	394,247	US$	436,819	US$	524,895
Net gains from sales of securities		51,936		120,932		80,326
Net gains on foreign exchange transactions		108,709		87,944		104,169
Other income		37,672		74,936		95,145
Total non-interest income	US$	592,564	US$	720,631	US$	804,535

Our non-interest income, without including net premiums earned, increased 11.6% to US$804.5 million in 2010 as compared to US$720.6 million in 2009, and increased 21.6% as compared to US$592.6 million in 2008. The revenue increase in 2010 was primarily due to an increase in fees and commissions from banking services, net of a decrease in net gains from sales of securities.

Fees and commissions income from banking services increased 20.2% to US$524.9 million in 2010 from US$436.8 million in 2009, following a 10.8% increase in 2009 from US$394.2 million in 2008. The increase in fees and commissions income from banking services in 2010 was primarily due to an increase in account maintenance, banking transfers commissions, credit/debit card services and fund management fees, while the increase in 2009 was primarily due to an increase in transfer and collections fees, increased commissions from credit/debit card services, increased in fees from trust services and improved property leasing service.

Net gains from sales of securities decreased 33.6% to US$80.3 million in 2010 as compared to US$120.9 million in 2009, following an increase from US$51.9 million in 2008, which represented an increase of 132.8%. The decrease in 2010 was primarily due to the increased volatility observed in capital markets, which caused the depreciation of stock prices in our investment portfolio. The increase in 2009 was primarily due to the increased volatility observed in capital markets, which caused the appreciation of stock prices in our investment portfolio.

Net gains on foreign exchange transactions increased 18.5% to US$104.1 million in 2010 as compared to US$87.9 million in 2009, following a decrease of 19.1% from US$108.7 million in 2008. Net gains from foreign exchange transactions are not attributable to proprietary trading on our part. Higher gains in 2010 compared to 2009 were primarily due to the lower transaction volumes that resulted primarily from the decreased volatility in the foreign exchange market.

Other income increased 27.0% to US$95.1 million in 2010 as compared to US$75.0 million in 2009, after increasing 98.9% from US$37.6 million in 2008. Other income principally consists of valuation of assets and liabilities designated at fair value, sales of seized assets, leasing income, recoveries of other accounts receivable and other assets and other income. The increase in other income in 2010 was primarily due to a proprietary position in indexed certificates issued by Citigroup and Calyon to mitigate the volatility in operating expenses caused by stock appreciation rights granted to our executives.  The indexed certificates are in the form of warrants issued by Citigroup and Calyon and are settled exclusively in cash.  These instruments do not qualify for hedge accounting.  Gains on these indexed certificates are reported as other income while losses are reported under operating expenses. See Note 7(b) to the Credicorp Consolidated Financial Statements.

Insurance Premiums and Claims on Insurance Activities

The following table reflects the premiums earned and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)
Net premiums earned	US$	393,903	US$	424,682	US$	480,293
Net claims incurred		(101,890)		(59,248)		(54,914)
Increase in costs for future benefits for life and health policies		(240,020)		(227,210)		(260,658)
Total net premiums and claims	US$	51,993	US$	138,224	US$	164,721

Net premiums increased 13.1% to US$480.3 million in 2010 from US$424.7 million in 2009. Gross premiums (including premium transfer and reserve adjustments) increased 23.5% to US$751.9 million in 2010 from US$608.8 million in 2009.

Premiums for general insurance lines, which accounted for 44.4% of total premiums, increased 11.6% in 2010, mainly due to automobile premiums, which represented 24% of general insurance premiums in 2010 (24% in 2009) and which increased 13.1% from 2009. Other property and casualty premiums, which represented 53% (53% in 2009), increased 11.8% from 2009; and medical assistance which represented 20% (20% in 2009), increased 11.8% from 2009. We note a decrease (-2.9% compared to 2009) in premiums from the mandatory automobile line, SOAT, which represented 3% (4% in 2009) of total premiums.

Premiums for general insurance lines, which accounted for 49.1% of total premiums, increased 0.7% in 2009, mainly due to automobile premiums which represented 24% of general insurance premiums in 2009 (22% in 2008) and which increased 6.6% from 2008. Other property and casualty premiums, which represented 53% (57% in 2008), decreased 5.4% from 2008; and medical assistance which represented 20% (16% in 2008), increased 19.8% from 2008.

In the Life Insurance lines, total direct premiums increased 46.5% in 2010 as compared to 2009, with a market share of 24.4%. This growth is in line with the life insurance industry average growth. All lines of business increased as compared to 2009.  This 46.5% increase in total direct premiums was mainly due to a better performance in Individual Annuity (128.1%), Disability and Survivor (42.8%) and Credit Life (40.8%) lines. Individual Life products increased premiums in 16.8% with as compared to 2009, and represented 20.3% of total premiums. Group Life increased 11.0% as compared to 2009 and represented 13.9% of total premiums.

Total direct premiums increased 5.9% in 2009 as compared to 2008, mainly due to a better performance in all lines of business except Annuities and Pension. Life products, which represented 26% of total premiums (23.3% in 2008), closed 15.8% above 2008. Group Life products increased premiums in 11% from 2008, and represented 18% of total premiums.  Credit Life increased 14.7% as compared to 2008 and represented 12% of total premiums.  The pension fund products, which represented 17% of life insurance premiums (19.8% in 2008) decreased 9.9% from 2008. Finally, the annuities line of business decreased 0.3% as compared to 2008.

Health insurance lines (19.5% of total premiums in 2010) increased by 16.9% from 2009, primarily due to an 16.5% increase in Regular insurance premiums, representing 88.5% of health insurance premiums (88.8% in 2009).

Health insurance lines (20.6% of total premiums in 2009) increased in 2009 by 7.6% from 2008, mainly due to an 8.2% increase in regular insurance premiums, representing 88.8% of health insurance premiums during 2009 (88.2% in 2008).

During 2010, net claims on insurance activities increased by 10.2% to US$315.6 million from US$286.5 million in 2009, mainly as a consequence of the business growth and the decrease in the net loss ratio on P&C, health and life businesses.

During 2009, net claims on insurance activities decreased by 19.4% to US$286.5 million from US$341.9 million in 2008, mainly as a consequence of the decrease in the net loss ratio on P&C, health and life businesses.

Other Expenses

The following table reflects the components of our other expenses:

	Year ended December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)
Salaries and employee benefits	US$	365,201	US$	467,116	US$	568,004
General and administrative		269,291		312,256		341,123
Depreciation and amortization		57,369		71,099		82,289
Other		228,742		106,639		94,469
Total other expenses and merger costs	US$	920,603	US$	957,110	US$	1,085,885

Personnel expenses increased 21.6% in 2010 as compared to 2009, after a 27.9% decrease in 2009 as compared to 2008. The number of our personnel increased to 19,641 employees in 2010 from 20,148 in 2009, and increased from 19,896 in 2008. Considering only BCP, the number of personnel decreased to 16,148 employees in 2010 from 16,748 in 2009, and increased from 15,969 in 2008. The increase in other expenses during 2010 was due to significant increases in personnel expenses (salaries and employee benefits), and due to increase in depreciation and amortization expenses, principally for the acquisition of assets. The higher compensation expenses in 2010 was mainly due to compensation and benefits associated with Edyficar (we recorded only three months of such expenses in 2009). It was also caused by higher cost derived from managerial retention programs (stock options and stock awards) and the exchange rate variation (compensation expense was originally recorded in Nuevo Soles).

Our general and administrative expenses (which include taxes other than income taxes) increased 9.2% in 2010 compared to 2009, after increasing 16.0% compared to 2008. Higher expenses were also incurred in 2010 due to the base effect caused by the Edyficar acquisition (three months in 2009 only) and to the higher tax expenses and commissions paid by BCP agents.

Depreciation and Amortization increased 15.74% to US$82.3 million in 2010 from US$71.1 million in 2009. The increase in 2010 was primarily due to the amortization of the acquisitions and implementation of new software acquired, mainly SAP ERP.

Other expenses decreased 14.5% to US$91.2 million in 2010, after a decrease of 53.2% in 2009, compared to 2008

Translation Result

The translation result reflects exposure to devaluation of net monetary positions in Nuevo Soles. We recognized a US$24.1 million translation gain in 2010, a US$12.2 million translation gain in 2009, and a US$17.7 million translation loss in 2008. In 2008, translation losses were primarily due to gains recorded from exposure to the Nuevo Sol which weakened against the U.S. Dollar.

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

Tax expense paid by the subsidiaries increased to US$184.1 million in 2010 from US$138.5 million in 2009, which increased from US$109.5 million in 2008. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2008, 2009 and 2010 were 22.87%, 21.54%, and 23.67%, respectively.

(3)	Financial Condition

Total Assets

As of December 31, 2010, Credicorp had total assets of US$28.4 billion, increasing 29.1% compared to total assets of US$22.0 billion as of December 31, 2009. In 2010, cash and due from banks increased 123.7% due to higher amounts maintained with Peru’s central bank, the Banco Central de la Reserva del Perú (the BCRP or the Central Bank) (US$4.2 million).  Investments decreased 24.6% due to a reduction in BCRP certificates of deposit and an increase in loans, net of provisions, which rose 24.3% due to corporate banking growth.

As of December 31, 2010, our total loans were US$14,375.4 million, which represented 49.1% of total assets. Loans, net of reserves for loan losses, were US$13,959.7 million. As of December 31, 2009, our total loans were US$11,585.6 million, which represented 52.6% of total assets, and net of reserves for loan losses, loans were US$11,231.3 million. From December 31, 2009 to December 31, 2010 our total loans increased by 24.1%, and net of loan loss reserves increased by 24.3%.

Our total deposits with the Central Bank increased to US$6,308.0 million as of December 31, 2010 from US$2,107.6 million as of December 31, 2009. Our securities holdings (which include marketable securities and investments) decreased 24.6% to US$3,883.8 million as of December 31, 2010 from US$5,150.4 million as of December 31, 2009. The securities portfolio decrease in 2010 was primarily due to lower investments in BCRP certificates of deposits, which were replaced by time deposits in BCRP that explain the significant increase aforementioned.

Total Liabilities

As of December 31, 2010, we had total liabilities of US$25.5 billion, a 30.6% increase from US$19.5 billion as of December 31, 2009. As of December 31, 2010, we had total deposits of US$18,068.1 million, a 28.3% increase from US$14,085.1 million on December 31, 2009.

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2010, through BCP unconsolidated, we had 41.5% of total savings deposits in the Peruvian banking system, 40.7% of demand deposits and 36.3% of total deposits, the highest of any Peruvian bank in all three categories, according to the SBS. An important characteristic of our deposit base is that, as of December 31, 2010, it included 55.9% of the entire Peruvian banking system’s CTS deposits, increasing from 50.7% as of December 31, 2009, and higher to 51.9% as of December 31, 2008, according to SBS statistics. (CTS deposits, or Severance Indemnity Deposits (Compensación por Tiempo de Servicios), are funded by companies in the name of their employees. CTS deposits amount to one month’s salary per year and may be withdrawn by the employee only upon termination of employment or upon transfer to another bank, subject to certain exceptions.) We believe that we have traditionally attracted a high percentage of the savings and CTS deposit market because of our reputation as a sound institution, an extensive branch network and the quality of our service. The decrease is due to the fact that new financial institutions have taken a small market share from BCP for this type of deposit.

(B)	Liquidity and Capital Resources

Regulatory Capital and Capital Adequacy Ratios

	As of December 31,
	2008		2009		2010
	(U.S. Dollars in thousands, except percentages)
Capital stock	US$	539,498	US$	528,011	US$	516,837
Legal and other reserves		770,216		1,053,494		1,385,098
Capital stock, reserves and retained earnings of minority interest		45,894		104,052		34,352
Accepted provisions for loan losses		104,635		114,104		167,329
Subordinated debt		278,688		683,222		696,233
Total		1,738,931		2,482,883		2,799,849
Less: investment in multilateral organizations, banks and insurance companies and goodwill		(134,216)		(261,749)		(408,525)
Total Regulatory Capital (1)		1,604,715		2,221,134		2,391,324

Financial Entities Capital Ratio
Regulatory Capital attributable to Financial Entities (1)		1,520,318		2,033,401		2,157,864
Risk-Weighted Assets From Financial Entities (3)		12,335,063		14,200,280		17,248,656
Capital Ratio for Financial Entities (1) / (3)		12.33%		14.32%		12.51%

Minimum Regulatory Capital Required (MRCR)(2)
MRCR for Financial Entities (3)		1,122,464		1,266,502		1,616,368
MRCR for Insurance Entities (3)		137,766		149,808		184,330
MRCR for Other Entities (3)		80,921		144,494		75,787
Total Minimum Regulatory Capital Required	US$	1,341,151	US$	1,560,804	US$	1,560,804
Regulatory capital as percentage of Minimum Regulatory Capital Required		119.65%		142.31%		127.44%

(1)	Total Regulatory Capital and Financial Entities Regulatory Capital is prepared under the guidelines of the BIS I Accord (by the Basel Committee) as adopted by the SBS.

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP is subject to SBS Resolution No. 472-2001, enacted in June 2001, which made its market risk area responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s average daily ratios during the month of December 2010 were 64.40% and 36.80% for Nuevos Soles and foreign exchange-based transactions, respectively, demonstrating our continuing excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and PPS complied with all of their payment obligations.

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

The following table presents our core deposits, other deposits and other sources of funds:

	At December 31,
	2008		2009		2009
	(U.S. Dollars in thousands, except percentages)
Core Deposits:
Demand deposits	US$	4,872,277	US$	4,556,746	US$	5,381,392
Savings deposits		2,968,739		3,539,665		4,244,665
Severance indemnity deposits		1,039,887		1,069,506		1,313,122
Total core deposits	US$	8,880,903	US$	9,165,917	US$	11,389,265

Other Deposits:
Time deposits		4,856,112		4,751,861		6,464,769
Bank certificates		140,013		120,932		163,680
Total deposits	US$	13,877,028	US$	14,038,710	US$	18,017,713

Due to banks and correspondents	US$	1,165,878	US$	1,162,319	US$	2,236,390

Issued bonds		1,928,106		2,369,483		2,975,667

Total sources of funds	US$	16,971,012	US$	17,570,512	US$	23,229,770
Core deposits as a percent of total deposits		64.0%		65.3%		63.2%
Core deposits as a percent of total sources of liquid funds		52.3%		52.2%		49.0%

BCP is required to keep deposits with the Central Bank as legal reserves, determined as a percentage of the deposits and other liabilities owed to its clients. The requirement is currently approximately 9.0% of Nuevos Sole-denominated deposits and U.S. Dollar-denominated deposits, and an additional reserve requirement of 30% for the U.S. Dollar-denominated deposits. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Central Bank Reserve Requirements.” Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Central Bank and our investments in Central Bank certificates:

	At December 31,
	2007		2008		2009
	(U.S. Dollars in thousands, except percentages)
Funds at Central Bank
Deposits	US$	1,952,952	US$	2,107,635	US$	6,307,977
Certificates of deposits		1,914,707		1,548,715		363,850
BCRP-Repo Transactions		294,235		0		0
Total funds at Central Bank	US$	4,161,894	US$	3,656,350	US$	6,671,827
Total funds at Central Bank of Perú as a percent of total deposits		30.0%		26.0%		37.0%

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

On December 31, 2010, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down.  We have also received long term funding from Cofide (Corporación Financiera de Desarrollo S.A., a Peruvian government-owned development bank), Corporación Andina de Fomento (or CAF), syndicated loans, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 0.02% to 12.0%. As of December 31, 2009, we maintain US$3,559.1 million in such credit lines, secured by the collection of BCP (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (SWIFT) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. These funds have maturities of up to seven years. See Notes 13(a) and (b) to the Credicorp Consolidated Financial Statements. As of December 31, 2010 borrowed funds due to banks and correspondents amounted to US$2,244.5 million as compared to US$1,167.4 million in 2009 and US$1,180.0 million in 2008.

In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are mainly U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2010, BCP had US$5.0 million of outstanding mortgage bonds and notes (US$10.5 million in 2009 and US$15.3 million in 2008). A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2010, BCP had US$134.4 million of outstanding leasing bonds (US$188.3 million in 2009 and US$217.9 million in 2008). These bonds have maturities of up to eight years and bear higher interest than 360-day time deposits (6.81% versus 4.23%). See Note 15 to the Credicorp Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2008		2009		2010
	(U.S. Dollars in millions)
Issued bonds
Corporate bonds	US$	130.6	US$	192.3	US$	800.0
Leasing bonds		228.4		0.0		0.0
Subordinated bonds		0.0		113.8		-
Subordinated debt		0.0		250.0		17.1
Total issuance	US$	359.0	US$	556.1	US$	817.1

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

In November 2009, BCP through its Panama branch issued Junior Subordinated Notes for US$250.0 million in the international market with principal maturity on 2069.  This debt accrues a fixed annual interest rate of 9.75 percent, for the first 10 years, with semiannual payments.  After the first ten (10) years, in November 2019, interest rate will become variable, Libor 3 months plus 816.7 basis points, with quarterly payments; at that date and on any interest payment date, BCP can redeem 100 percent of the notes, without penalties and after fulfilling certain requirements.  Interest payments are non-cumulative such that, if an interest payment is not made in full or cancelled as set forth due to BCP’s rights to cancel interest payments, a mandatory prohibition established by SBS, or if it is determined that BCP is in non-compliance with applicable minimum regulatory capital, then the unpaid interest will not accrue or be due and payable at any time and shall not constitute an acceleration event.  In those cases, BCP will not, and will not cause its majority owned subsidiaries to declare, pay or distribute a dividend for a period of time established since the interest payments are not cancelled. This debt does not have collateral and qualifies as Tier 1 capital for SBS regulations.

BCP Emisiones Latam 1 S.A., a subsidiary of Credicorp, issued corporate bonds (Series A) for 2.7 million “Chilean Unidades de Fomento - UF”.  Credicorp and BCP Emisiones Latam 1 S.A. can redeem 100 percent of the bonds only if the legal reserve funds legislation and tax law, related to income tax and value added tax, change in Peru, Panama or Chile.  This debt, subject to foreign exchange risk, has been hedged through CCS; as a result, these bonds were economically converted to US Dollars.

In September 2010, BCP through its Panama branch issued senior bonds for US$800.0 million in the international market with principal maturity on 2020. This debt accrues at a fixed annual interest rate of 5.38% with semiannual interest payments.

Among the policies that we follow to ensure sufficient liquidity are the active management of interest rates and the active monitoring of market trends, in order to identify and provide for changes in the supply of deposits or the demand for loans.

The principal sources of funds for PPS’s insurance operations are premiums and amounts earned on invested assets. The major uses of these funds are the payment of policyholder claims, benefits and related expenses, reinsurance costs, commissions and other operating costs. In general, PPS’s insurance operations generate substantial cash flow because most premiums are received in advance of the time when claim payments are required. Positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, historically have met the liquidity requirements of PPS’s insurance operations..

(C)	Research and Development, Patents and Licenses, Etc.

Not applicable.

(D)	Trend Information

We expect that 2011 will show a positive economic trend; however, the international environment still suggests some uncertainty. In particular, we expect that financial income will increase, mainly as a result of prioritizing retail operations with individuals and small companies, as well as improving strategies followed in 2009 and 2010. In addition, credit risk is expected to remain low despite planned positive loan evolution and higher provision due to higher volume of loan portfolio. Furthermore, we plan to invest mainly in systems in order to improve BCP’s network to serve clients and optimize processes.

Other important factors to consider are the pressure on consumer protection regulation and elections in local, regional and central government authorities, which could impact our business in Peru.

In Bolivia, we expect that BCB will maintain its profitability, although the political and economic environment, which involves a high level of uncertainty, is an important factor in this expectation.

We expect that in 2011, ASHC will maintain its low-risk investment strategy and overall good performance as that achieved in 2010. We expect continued growth of the assets under management, given the high quality service we offer.

In our insurance business, we expect to raise the profitability of each retail product sold in branches. The insurance business continues to grow and is supported by the continued decrease in loss ratio experienced in the industry.  However, as with our banking business, there is pressure on consumer protection regulation and the elections in local, regional and central government authorities could impact our business in Peru.

Please see “Item 3. Key Information—(D) Risk Factors” and the cautionary statement regarding forward looking information.

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

The following table reflects our off-balance sheet arrangements as of December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)
Contingent Credits
Guarantees and stand by letters	US$	1,506,506	US$	2,108,761	US$	2,718,200
Import and export letters of credit		249,396		419,374		417,011
Sub Total		1,755,902		2,528,135		3,135,211

Responsibilities under credit line agreements		1,234,964		1,557,674		2,449,807
Forward and options, net		627,600		(54,011		(856,619)
Swap contracts (notional amount)		2,670,332		3,156,013		2,583,409

Total	US$	6,288,798	US$	7,187,811	US$	7,311,808

In the normal course of its business, our banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to additional credit risks than those amounts recognized in the consolidated balance sheets.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 6(a) to the Credicorp Consolidated Financial Statements), including the requirement to obtain collateral when necessary. The collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required. Therefore the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2010 and 2009, the nominal amounts for forward currency purchase and sale agreements were approximately US$2,628.2 million and US$2,614.4 million, respectively, which in general have maturities of less than a year.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2010, the forward contracts net position is an overbuy of U.S. Dollars of approximately US$960.2 million (overbuy of approximately US$78.4 million as of December 31, 2009).

Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2010, the notional amount of open interest rate and currency swap contracts was approximately US$2,217.1 million (approximately US$2,597.1 million as of December 31, 2009).

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and/or end of the contract. As of December 31, 2010, the notional amount of cross-currency swap contracts were approximately US$252.9 million (approximately US$558.9 million as of December 31, 2009).

As of December 31, 2010, the fair values of the asset and liability forward-exchange contracts and interest rate and cross-currency swaps amounted approximately to US$84.9 million and US$136.7 million, respectively (approximately US$97.3 million and US$167.8 million as of December 31, 2009) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively. See Note 11(b) to the Credicorp Consolidated Financial Statements.

Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

(F)	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2010. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2010.”

			Payments due by period
	Total at December 31, 2010		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(U.S. Dollars in thousands)
Borrowed funds	US$	1,957,166	US$	1,240,312	US$	693,506	US$	17,859	US$	5,489
Promotional credit lines		145,984		39,927		22,445		23,568		60,044
Interbank funds		133,240		133,240
Time deposits		6,464,769		6,178,130		244,425		42,214		-
Operating lease obligations		64,224		14,113		19,517		13,653		16,941
Total	US$	8,765,383	US$	7,605,722	US$	979,893	US$	97,294	US$	82,474

Borrowed funds includes two syndicated loans and various bilateral loans, primarily with foreign financial institutions.

One syndicated loan, in the amount of US$350.0 million as of December 31, 2010, matures in October 2013, with semiannual principal and interest payments.  This loan has fixed interest rates, at 2.25 percent for the first six month period and six month Libor plus 1.75 percent for the subsequent six month periods. The second syndicated loan, with an outstanding principal amount of US$136.7 million as of December 31, 2010, matures in March 2011.  This loan has a variable interest rate of Libor plus 0.75 percent during 2010 and Libor plus 0.85 percent during 2011.  However, we have hedged this second syndicated loan through interest rate swaps (IRS) for the same notional amount and maturities; as a result, this loan was economically converted to fixed rate.  See Note 11(b) to the Credicorp Consolidated Financial Statements.

Loans obtained include the obligation to comply with certain covenants which, in our management’s opinion, are being complied with at the consolidated balance sheet dates.

Some international funds and promotional credit lines include standard covenants related to the compliance with financial ratios, use of funds and other administrative matters. In our management’s opinion, these covenants do not limit our operations and we have fully complied with them as of the consolidated balance sheet dates.

Our deposits and obligations are widely diversified with no significant concentrations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)	Directors and Senior Management

Board of Directors

The following table sets forth our current directors:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	7
Raimundo Morales	Vice Chairman	3
Fernando Fort	Director	29
Reynaldo Llosa	Director	28
Juan Carlos Verme	Director	21
Luis Enrique Yarur	Director	15
Felipe Ortiz de Zevallos	Director	6
Germán Suárez	Director	6

(1)	Of Credicorp, our subsidiaries and their predecessors as of December 31, 2010.

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

Reynaldo Llosa is a business manager and since August 1995 has been a director on our board of directors and on the boards of ASB, BCB, Pacifico Peruano Suiza and BCP’s subsidiaries. He has also been a director of BCP from 1980 to October 1987 and from March 1990 to the present. Mr. Llosa is the main partner and general manager of F.N. Jones S.R. Ltda. and serves as Chairman of the board at Edelnor S.A.A and as a board member of Edegel S.A.A.

Juan Carlos Verme is a businessman and has served on the Board of Directors since August 1995. He has served on the board directors of BCP since March 1990 and is also on the board of directors of ASB and BCB. Mr. Verme is Chairman of Inversiones Centenario and he also serves as member of the Board of some BCP’s subsidiaries (Creditítulos S.A., Credifondo S.A.C., and Solución Financiera de Crédito del Perú S.A. He is a director of the Asamblea General de Asociados del Patronato del Museo de Arte de Lima (the General Assembly of Patron Members of the Lima Art Museum).

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

Dawna L. Ferguson is Credicorp’s Secretary, and Mario Ferrari is the Deputy General Secretary.

Executive Officers

Pursuant to Credicorp’s bye-laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more directors, officers, employees or agents. The following table sets forth information concerning our principal executive officers.

Name	Position	Years Served as an Officer(1)
Dionisio Romero P.	Chief Executive Officer	2
Walter Bayly	General Manager	18
Alvaro Correa	Chief Financial Officer	14
David Saettone	Chief Insurance Officer	13

(1)	Of Credicorp, our subsidiaries and their predecessors as of December 31, 2010.

Walter Bayly is the General Manager of Credicorp and BCP, positions he has held since April 2008. Previously, he was Chief Financial Officer and the Executive Vice President of Planning and Finance of BCP and prior to that time he held various other management positions within BCP, which included managing the Wholesale Banking Group as well as other areas of BCP. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance. Prior to that, he was with Citibank in Lima, New York, México, and Caracas for a period of ten years, where he worked primarily in the corporate finance and loan syndication groups. Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacífico in Lima, Peru, and a Master’s degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

Alvaro Correa is the Chief Financial Officer and the Executive Vice President of Planning and Finance of BCP, positions he has held since April 2008.  He also oversees Credicorp’s international subsidiaries and branches. Mr. Correa is an industrial engineer from the Pontificia Universidad Católica del Perú. He also holds a Master’s degree in Business Administration from Harvard Business School. Mr Correa also has Series 7 and Series 24 certifications in the United States. In 1997, he joined BCP as Retail Risk Manager, later serving as IT Solution Manager under the Systems and Organization Division. From 2006 to 2008, Mr. Correa served as General Manager of ASB, Credicorp Securities and BCP’s Miami agency. He currently is Chairman and CEO of Solucion-EAH and Director of Edyficar and Prima AFP.

David Saettone is Chief Insurance Officer and the Chief Executive Officer of PPS. Mr. Saettone graduated with honors (BAH) from Queen’s University at Kingston, Canada. He has a Master of Economics and Finance (MA) from Princeton University. Mr. Saettone has been certified as a Chartered Insurer and Associate by the Chartered Insurance Institute (ACII), UK; a Chartered Property Casualty Underwriter (CPCU) by the Institute for CPCU, in the United States; Chartered Life Underwriter (CLU) by the American College, in the United States; Associate in Risk Management (ARM, Associate in Underwriting (AU), Associate in Reinsurance (ARe), Associate in Marine Insurance Management (AMIM), Associate in Claims (AIC) and Associate in Insurance Accounting & Finance (AIAF) from the Insurance Institute of America, in the United States. He obtained a Certificate in Information Technology for Insurance Professionals (CITIP) from the Chartered Insurance Institute and the British Computer Society of the United Kingdom.  Mr. Saettone has worked as General Manager of Banco de Credito de Bolivia, Head of the Cabinet of Advisors of the Ministry of Economy and Finance, Manager of Corporate Finance at BCP and General Manager of Credibolsa SAB S.A., a subsidiary of BCP. In academia, Mr. Saettone was a professor of International Economics and Capital Markets at the University of Lima and taught Probability and Statistics at the Woodrow Wilson School of Public Administration of Princeton University. He was director of Cofide (Corporación Financiera de Desarrollo S.A., a Peruvian government-owned development bank) and the Fondo Consolidado de Reservas (Consolidated Reserves Fund). Mr. Saettone is currently General Manager of Pacifico Insurance, Chairman of the Board of Pacifico Salud, Director of Pacifico Vida and Director of Financiera Edyficar.

(B)	Compensation

The aggregate amount of compensation paid to all directors and executive officers (including our executive officers listed above and four additional executive officers of BCP) for 2010 was US$33.2 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

As indicated in Note 3(w) to the Credicorp Consolidated Financial Statements, Credicorp has granted stock appreciation rights (SARs) to certain key executives and employees who have at least one year service to Credicorp or any of our subsidiaries. At the grant date and in each one of the subsequent three years, the granted SARs may be exercised up to 25% of all SARs granted in the plan. The SARs expire after eight years.  The number of outstanding SARs as of December 31, 2010 and their corresponding exercise prices are as follows:

Year Granted	Number of Outstanding SARs granted	Exercise price in US$
2003	36,500	6.47
2004	87,500	9.29
2005	107,500	14.30
2006	171,300	23.62
2007	168,310	23.62
2008	206,589	23.62

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

During 2008, 2009 and 2010, Credicorp signed several contracts with Citigroup and Calyon Financial by which it acquired certificates linked to the yield of our shares.  See Note 7(b) to the Credicorp Consolidated Financial Statements.

The following table sets forth the movement of the SARs for the periods indicated:

	2010			2009
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1	1,147,463	1,038,276	60,488	2,215,225	1,617,818	42,987
SAR´s modification	-	-	-	(451,143)	(451,143)	-
Granted and vested	-	88,683	8,451	-	366,845	19,333
Exercised	(349,260)	(349,260)	(28,272)	(495,244)	(495,244)	(17,761)
Decrease	(3,048)	-	-	(121,375)	-	-
Increase in the option fair value	-	-	36,322	-	-	15,929
Balance as of December 31	795,155	777,699	76,989	1,147,463	1,038,276	60,488

The following table sets forth the number of SARs vested and the price of such SARs for the periods indicated:

Year of Insurance	Number of outstanding SARs as of December 31, 2010	Number of Vested SARs as of December 31		Exercise price
		2010	2009	2010	2009

2002	-	-	52,500	5.28	5.98
2003	36,500	36,500	96,900	6.47	7.17
2004	87,500	87,500	118,750	9.29	9.99
2005	107,500	107,500	155,000	14.30	15.00
2006	171,300	171,300	226,250	23.62	24.32
2007	168,310	168,310	214,831	23.62	24.32
2008	224,045	206,589	174,045	23.62	24.32
	795,155	777,699	1,038,276

Credicorp has granted stock appreciation rights (SARs) to certain key employees who have at least one year serving Credicorp or any of its subsidiaries. At the grant date and in each one of the subsequent three years, the granted SARs may be exercised up to 25 percent of all SARs granted in the plan. The SARs expire up to April 2014.

Since 2009, Credicorp had a new plan to certain key employees. Under this new plan (stock awards), Credicorp grants its own shares to the plan beneficiaries. Shares granted will vest up to 33.3% percent of all granted shares in each one of the subsequent three years to the grant date (April of each year).

The movement of Stock Awards for the years ended December 31, 2010 and 2009 is as follows:

	Shares Granted	Shares Vested	Expense	Deferred Expense
			US$(000)	US$(000)
Granted in 2009	227,000	-	-	11,487
Vested in 2009	-	104,042	5,850	(5,850)
Balance as of December 31, 2009	227,000	104,042	5,850	5,637
Granted in 2010	169,658	-	-	15,002
Vested in 2010 (2009)	-	81,972	3,563	(3,563)
Vested in 2010 (2010)	-	77,760	7,639	(7,639)
Balance as of December 31, 2010	396,658	263,774	17,052	9,437

The fair value of stock awards granted is estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs, taking into account the terms and conditions upon which the shares were granted. Credicorp assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit, however, capital gain taxes are assumed by employees. Credicorp estimates said income tax over the basis of the fair value of the shares granted at the grant date.

(C)	Board Practices

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s bye-laws, is comprised of eight members. Directors need not be shareholders. Directors are elected and their remuneration is determined at Annual General Shareholders’ Meetings. Directors hold office for three-year terms. The date of expiration of our current Board of Directors is March 31, 2014. Our current directors have no benefits in addition to the remuneration agreed at the Annual General Shareholders’ Meetings, with the exception of the members of the audit committee which received an additional remuneration determined by the board. They also do not have any benefits that could be enjoyed at the termination of their service terms.

Pursuant to Credicorp’s bye-laws, the required quorum for business to take place during a Board meeting shall be a majority of the Directors of the Company. The Board has the power to appoint any person as Director to fill a vacancy on the Board for the remainder of the period as a result of the death, disability, disqualification or resignation of any Director. A resolution in writing signed by all Directors shall be as valid as if had been passed at a meeting duly called and constituted

Credicorp’s audit committee is responsible for assisting in the recommendation of independent auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual financial statements before their presentation to regulatory bodies and maintains the integrity of the preparation of audits. The current members of the Audit Committee are Mr. Reynaldo Llosa (Chairman), Mr. Germán Suárez (financial expert) and Mr. Raimundo Morales, who was appointed by the board on October 27, 2010. The Audit Committee designated Mr. Benedicto Cigüeñas as advisor of the committee.

The Audit Committee has also been assigned by the Board of Directors to oversee the internal audit departments at all its subsidiaries.

(D)	Employees

On December 31, 2010, Credicorp had 19,641 employees, distributed as set forth in the following table:

	At December 31,
	2008	2009	2010
	(Full-time employees)
BCP	11,654	16,748	16,148
PPS	2,306	2,567	2,611
ASHC	73	74	73
Prima AFP	1,015	750	800
Others	430	9	9
Total Credicorp	15,478	20,148	19,641

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

As of February 14, 2011, the Romero family owned 14.16 million (15.00%) of our common shares. While Mr. Luis Enrique Yarur does not individually own in excess of 1% of Credicorp's shares, he is a controlling shareholder of Banco de Chile e Inversiones (BCI), which owns 1.68 million ( 1.77%) of Credicorp’s common shares. None of our other directors or executive officers beneficially own more than 1% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.” Other members of the Board of Directors that own our common shares are Mr. Raimundo Morales, Mr. Fernando Fort, Mr. Reynaldo Llosa, Mr. Juan Carlos Verme, Mr. Felipe Ortiz de Zevallos and Mr. Germán Suárez. Each of these directors own less than 1% of our total outstanding common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	Major Shareholders

As of December 31, 2010, Credicorp had issued 94,382,317 common shares, of which 14,620,845 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and PPS were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 14, 2011.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,845	15.49%
Romero family (3)	14,156,115	15.00%

(1)  As a percentage of issued and outstanding shares (including shares held by ASHC).

(2)  As of February 14, 2011, Atlantic Security Bank (a subsidiary of ASHC) held 3,757,393 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instruction. Clients can decide at any time to exercise their voting power in any Shareholders’ Meeting.  ASB does not have the power to dispose of these shares.  Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC disclaims beneficial ownership of the shares.

(3)  Includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by him. Mr. Romero P. is the Chairman of the Board.

Approximately 15.68% of Credicorp’s total issued and outstanding common shares are currently held in 2,819 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 14, 2011, 79,761,472 of common shares of Credicorp (excluding the 14,620,845 shares held by ASHC) were outstanding, of which approximately 67.34% were held in the United States. There were approximately 151 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2008, 2009 and 2010 include transactions with related parties. For its 2008, 2009 and 2010 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its Board of Directors, (iii) its key executives (defined as the management of our holdings) and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2008, 2009 and 2010.

	Related companies
	2008		2009		2010
			(U.S. Dollars in thousands)

Direct loans	US$	143,855	US$	214,182	US$	265,566
Investments available-for-sale		63,782		92,747		120,486
Deposits		34,669		82,051		101,979
Contingent credits		23,574		20,122		26,994
Interest income related to loans		2,889		4,896		7,002
Interest expense related to deposits		2,669		1,680		1,707
Derivatives at fair value		4,179		(283)		(1,335)
Other income	US$	2,533	US$	1,196	US$	2,327

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are granted by collateral given by the related party. The loans to related companies as of December 31, 2010 have maturity dates ranging between January 2011 and November 2018 and an accrued annual interest average of 5.9% (and as of December 31, 2009 had a maturity between January 2010 and November 2018 and an accrued annual interest average of 5.5%). As of December 31, 2010 and 2009, there was no provision for doubtful debts due to related parties. This amount is established based on an assessment performed on a continuous basis on the financial position of the related party and the market in which it operates. The increase registered in 2010 in relation to the level of direct loans in 2009 was mainly explained by additional financing granted to five entities: Agrícola del Chira S.A., Centro Empresarial El Derby S.A., Inversiones Centenario S.A., Alicorp S.A. and Zurich Capital Inc..

As of December 31, 2008, 2009 and 2010, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries, as permitted by Peruvian Law No. 26702. This law regulates and limits certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2008, 2009 and 2010, direct loans to employees, directors and key management of Credicorp amounted to US$116.3 million, US$133.3 million and US$140.0 million, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of Sarbanes-Oxley. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

Credicorp does not grant directors or key personnel loans that are guaranteed with its shares or shares of its other companies.

Credicorp’s key executives’ compensation as of December 31, 2008, 2009 and 2010 was comprised of the following:

	2008	2009	2010
		(U.S. Dollars in thousands)
Stock appreciation rights	6,211	4,717	19,418
Salaries	5,625	4,720	5,893
Director compensation	1,303	1,698	2,090
Other	1,863	1,415	5,825
Total	15,002	12,550	33,226

Our key executives’ compensation comprises all the payments received by them, including the taxes that we assumed.

(C)	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Fairfield Sentry Limited, a fund administrator for the BVI funds under liquidation, has initiated a lawsuit against Atlantic Security Bank (ASB), and another lawsuit against Atlantic Alternative Fund (AAF), a fund administered by ASB, for the sums of US$127,506,333.21 and US$1,366,389.22, before the courts of the Canary Islands and the Cayman Islands, respectively.  The lawsuits attempt to recover client monies that were withdrawn many years ago from funds administered by Fairfield, which in turn invested in Bernard L. Madoff Investment Securities LLC, in the United States.  Both proceedings were initiated recently, and ASB is taking legal measures to obtain favorable sentences because it considers both claims to be unfounded.

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

We rely almost exclusively on dividends from our subsidiaries for the payment of our corporate expenses and for the distribution of dividends to holders of our common shares. Subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations, we are able to cause our subsidiaries to declare dividends. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected. Currently, there are no restrictions on the ability of Grupo Credito, BCP, ASHC, PPS, and PV or any of our other subsidiaries to pay dividends abroad. In addition, Grupo Credito, BCP,PPS and PV intend to declare and pay dividends in Nuevos Soles, while we intend to declare and pay dividends in U.S. Dollars. If the value of the Nuevo Sol falls relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we pay would be adversely affected. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates.”

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2000	94,382,317	US$	0.10	0.00
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00

On February 23, 2011, our Board of Directors declared a cash dividend of US$1.95 per common share held at the close of business on April 19, 2011. This dividend was distributed on May 13, 2011.

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

	High		Low		Average Daily Volume
2006	US$	45.42	US$	21.88	176,388
2007	US$	76.81	US$	38.04	279,602
2008	US$	86.19	US$	30.23	399,661
2009	US$	78.35	US$	32.91	359,807
2010	US$	127.52	US$	70.46	253,573

2009
First quarter	US$	53.02	US$	34.58	503,904
Second quarter	US$	61.52	US$	45.83	408,861
Third quarter	US$	76.26	US$	54.81	264,382
Fourth quarter	US$	78.35	US$	66.70	269,604
2010
First quarter	US$	86.48	US$	70.46	205,535
Second quarter	US$	97.56	US$	78.39	251,731
Third quarter	US$	117.30	US$	90.24	296,577
Fourth quarter	US$	127.52	US$	115.60	258,169
2011
First quarter	US$	119.77	US$	97.17	106,917
Second quarter (through April 20)	US$	105.57	US$	92.82	201,537

Source : Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2006	45.58	38.27	16,950
2007	76.48	38.24	22,553
2008	86.00	31.01	15,386
2009	77.95	33.21	11,713
2010	127.4	70.86	6,114

2009
First quarter	53.10	34.90	16,530
Second quarter	61.59	45.75	12,652
Third quarter	75.71	54.54	7,704
Fourth quarter	77.95	67.41	10,599
2010
First quarter	86.60	70.86	10,624
Second quarter	97.25	78.50	5,097
Third quarter	116.95	90.00	5,128
Fourth quarter	127.40	115.19	3,590
2011
First quarter	121.15	97.19	7,721
Second quarter (through April 20)	105.30	90.40	13,185

Source:  Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2010
October	124.66	113.23
November	124.90	114.61
December	127.14	118.74
2011
January	119.77	104.26
February	108.11	97.17
March	109.21	100.62
April (through April 20)	105.57	90.82

Source:  Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2010
October	124.01	112.83
November	124.79	113.72
December	127.30	118.50
2011
January	121.15	104.20
February	108.60	97.19
March	109.00	101.04
April (through April 20)	105.30	90.40

Source:  Bloomberg

On April 20 2011, the last sale price of our common shares on the New York Stock Exchange was US$90.82 per share. On April 20, 2011, the closing price of our common shares on the Lima Stock Exchange was US$90.40.

(B)	Plan of Distribution

Not applicable.

(C)	Markets

The Lima Stock Exchange

(i)	Trading

As of December 2010, there were 254 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange). The Lima Stock Exchange is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows: 8:00 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-3:00 p.m. (trading); and 3:00 p.m.-3:10 p.m. (after market sales). Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of all transactions on the Lima Stock Exchange currently take place on the electronic system.

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

The Peruvian stock market capitalization increased, in U.S. Dollar terms, by 65.8% in 2006, 80.3% in 2007.  It decreased by 47.1% in 2008 as a result of the global economic crisis. It rebounded in 2009, growing by 87.5%, and during 2010, it again performed well, growing by 56.2%.

Traded volume in 2010 was higher than the figure reported during 2009, however, it is considerably lower than the 2007 figure. The accumulated total for 2010 was US$6,700 million, with 88.9% relating to cash trading in equity securities and 11.1% to cash trading in fixed-income securities.

The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) increased, in U.S. dollar terms, 24.6% in 2005, 186.9% in 2006, and 45.6% in 2007. It decreased 61.5% in 2008, but increased 101.0% in 2009 and 69.7% in 2010.

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

Pursuant to the Securities Market Law, the Lima Stock Exchange must maintain a guarantee fund that is funded by its member firms. The actual contributions to be made by the 23 member firms of the Lima Stock Exchange are based on volume traded over the exchange. At present, the fund has approximately S/.34 million (US$12.1 million). In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried on outside the exchange in favor of CONASEV. Such guarantees are generally established through stand-by letters of credit issued by local banks.

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

We rely almost exclusively on dividends from Grupo Credito, BCP, ASHC, PPS, and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

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

Although substantially all of the customers of BCP, ASHC and PPS are located in Peru, as of December 31, 2010, approximately 61.1% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio, and 84.3% of PPS’s premiums were denominated in U.S. Dollars. Most of the borrowers or insureds of these three companies use Nuevo Soles. Therefore, a devaluation of the Nuevo Sol would effectively increase the cost to the borrower of repaying its loans and the cost to the insured of making its premium payments. As a result, devaluation could lead to more nonperforming loans or unpaid premiums for BCP, ASHC and PPS.

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

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 in 2010.

On February 15, 2011, the Peruvian government enacted Law 29663, which partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the new law, any transfer of shares of a company not domiciled in Peru will be subject to Peruvian income tax if, at any point during the 12 months prior to the transfer, the market value of the shares of a Peruvian domiciled company that is directly or indirectly owned by the non-Peruvian domiciled company represents 50% or more of the market value of the shares representing the equity capital of the non-Peruvian domiciled company. This change became effective on February 16, 2011.

At the same time, two new obligations were imposed on Peruvian domiciled companies:

(1)
Each Peruvian domiciled company is now required to report to the Peruvian Tax Administration (SUNAT) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares, and

(2)
Each Peruvian domiciled company is now responsible for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares.

The effectiveness of the obligations mentioned in (i) and (ii) above is subject to additional enactments by the Peruvian government.  Until definitive regulations are enacted by the Peruvian government, which may clarify any obligation by Credicorp to withhold income tax for non-Peruvian domiciled transferors, we do not know what impact, if any, this new law will have on our company, subsidiaries or shareholders.

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

We also seek to raise its interest margins by obtaining above-average market margins, net of allowances, through lending to commercial and retail borrowers with a range of credit products.  Such exposures involve not just on-balance sheet loans and advances; we also enter into guarantees and other commitments such as letters of credit and performance.

We also trade in financial instruments where we take positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in equities, bonds, currencies and interest rates.

In this sense, risk is inherent in our activities but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls.  This process of risk management is critical to our continuing profitability and each individual within our Group is accountable for the risk exposures relating to his or her responsibilities.  We are exposed to operating risk, credit risk, liquidity risk and market risk, the latter being subdivided into trading and non-trading risks.

The independent risk control process does not include business risks such as changes in the environment, technology and industry.  They are monitored through our strategic planning process.

Risk Management Structure

Our board of directors and the boards of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries (BCP, PPS, ASB, Edyficar and Prima AFP) responsible for managing and monitoring risks, as further explained bellow:

Board of Directors: The board of directors of each major subsidiary is responsible for the overall risk management approach and for the approval of the policies and strategies currently in place.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, risk related to the use of derivative financial instruments and non-derivative financial instruments.

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

Internal Audit: Risk management processes throughout the Group are monitored by the internal audit function, which examines both the adequacy of the procedures and our compliance with them.  The internal audit division discusses the results of all assessments with management, and reports its findings and recommendations to Credicorp’s Audit Committee and Board of Directors.

Treasury and Foreign Exchange Departments: Our Treasury Department is responsible for managing the Group’s assets and liabilities and the overall financial structure.  It is also primarily responsible for managing funding and liquidity risks; in addition to managing investment, forward and spot portfolios. The Treasury Department also monitors the related liquidity, interest rate and exchange rate risks.

Risk Measurement and Reporting Systems

Our risks are measured using a method which reflects both expected losses, which are those losses likely to arise in normal circumstances, and unexpected losses, which are estimated based on statistical models.  The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment.  We also examine worst case scenarios that might arise if extreme and unlikely events do, in fact, occur.

Monitoring and controlling risks are primarily performed based on limits that we establish.  These limits reflect our business strategy, the market environment and the level of risk that we are willing to accept.  In addition, we monitor and measure our overall risk bearing capacity relative to our aggregate risk exposure across all risk types and activities.

Information compiled from all our subsidiaries is examined and processed in order to analyze, control and identify risks early.  This information is presented and explained to the Board of Directors, the Risk Management Committee, and all relevant members of the Group.  The report includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, VaR (Value at Risk), liquidity ratios and risk profile changes.  Senior management periodically assesses the fair value of the investments and the appropriateness of the allowance for credit losses.

Risk Mitigation

As part of our overall risk management, we use derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risk and credit risk.

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Group.  The effectiveness of hedges is assessed by the Risk Management Department (based on economic considerations rather than the IFRS hedge accounting regulations).  The effectiveness of all the hedge relationships is monitored monthly.  In situations of ineffectiveness, we will enter into a new hedge relationship to mitigate risk on a continuous basis.

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

The risks that trading portfolios face are managed through VaR historical simulation techniques; while non-trading portfolios are managed using Asset and Liability Management (ALM).

Trading Book

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

We apply VaR to our trading portfolios to estimate the market risk of positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions.  The Risk Management Committee set limits on the level of risk that may be accepted.

VaR is a statistically-based estimate of the potential loss on the current portfolio from adverse market movements.  It expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent).  There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate.  The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).  The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated by multiplying the one-day VaR by the square root of 10.  The assessment of past movements has been based on historical one-year data.  The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation).

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements.

This adjustment will be exact only if the changes in the Portfolio in the following days have a normal distribution identical and independent; otherwise, the VAR to 10 days will be an approximation.

As of December 31, 2010 and 2009, our VaR by type of asset was as follows:

	2010	2009
	US$(000)	US$(000)
Equity securities	126	2
Fixed income	2,494	1,142
Swaps	1,109	580
Forwards	2,938	1,961
Consolidated VaR by type of asset	4,397	2,269

As of December 31, 2010 and 2009, our VaR by risk type is as follows:

	2010	2009
	US$(000)	US$(000)
Foreign exchange risk	1,767	985
Interest rate risk	3,593	1,802
Equity risk	126	2
Consolidated VaR by risk type	4,397	2,269

ALM Book

The management of risks associated with long-term and structural positions is called Asset and Liability Management (ALM).  Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth.

Interest Risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments.  Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates.  The Group is exposed to both fair value interest rate risk and cash flow interest rate risk.  Interest margins may increase as a result of such changes but may also decrease in the event that unexpected movements arise.  The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken, which is monitored daily by the Treasury Department.

Re-pricing Gap

Gap analysis consists of aggregating re-pricing timeframes into buckets and checking if each bucket nets to zero.  Different bucketing schemes may be used.  An interest rate gap is simply a positive or negative net re-pricing timeframe for one of the buckets.

The table below summarizes our exposure to interest rate risks. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2010
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	5,606,278	1,325,201	26,999	-	-	1,624,377	8,582,855
Investments	535,658	274,790	256,872	860,605	1,088,441	867,450	3,883,816
Loans	1,903,439	3,931,178	2,594,608	3,753,193	1,777,237	-	13,959,655
Assets designated at fair value through profit and loss	-	40	1,443	2,999	6,047	168,526	179,055
Premiums and other policies receivables	-	-	-	-	-	129,136	129,136
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	160,249	160,249
Other assets	-	-	-	-	-	1,518,414	1,518,414
Total assets	8,045,375	5,531,209	2,879,922	4,616,797	2,871,725	4,468,152	28,413,180
Liabilities
Deposits and obligations	6,366,203	4,150,629	2,629,260	518,882	42,574	4,360,570	18,068,118
Due to banks and correspondents	512,259	510,293	960,721	118,361	110,220	32,592	2,244,446
Liabilities designated at fair value through profit or loss	-	-	-	-	-	60,775	60,775
Technical, insurance claims reserves and reserves for unearned premiums	51,258	31,035	139,700	188,801	432,951	352,578	1,196,323
Bonds and subordinated notes issued	846,300	39,086	138,369	422,571	1,529,341	26,031	3,001,698
Other liabilities	-	-	-	-	-	911,569	911,569
Equity	-	-	-	-	-	2,930,251	2,930,251
Total liabilities and equity	7,776,020	4,731,043	3,868,050	1,248,615	2,115,086	8,674,366	28,413,180
Off-Balance sheet items
Derivatives assets	1,714,934	1,263,398	957,222	712,778	88,737	-	4,737,069
Derivatives liabilities	796,919	1,247,468	1,111,120	1,335,431	246,131	-	4,737,069
	918,015	15,930	(153,898)	(622,653)	(157,394)	-	-
Marginal gap	1,187,370	816,096	(1,142,026)	2,745,529	599,245	(4,206,214)	-
Accumulated gap	1,187,370	2,003,466	861,440	3,606,969	4,206,214	-	-

	As of December 31, 2009
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	2,745,587	70,616	81,969	-	-	938,486	3,836,658
Investments	468,952	956,305	956,692	1,188,886	879,810	699,735	5,150,380
Loans	1,739,632	3,144,271	2,142,219	3,176,243	1,028,915	-	11,231,280
Assets designated at fair value through profit and loss	-	258	310	1,657	3,565	129,880	135,670
Premiums and other policies receivables	-	-	-	-	-	121,338	121,338
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	137,098	137,098
Other assets	-	-	-	-	-	1,415,683	1,401,208
Total assets	4,954,171	4,171,450	3,181,190	4,366,786	1,912,290	3,427,745	22,013,632
Liabilities
Deposits and obligations	4,025,133	3,716,882	2,705,235	311,252	28,601	3,297,995	14,085,098
Due to banks and correspondents	310,694	633,874	10,208	128,643	57,835	26,184	1,167,438
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	48,009	48,009
Technical, insurance claims reserves and reserves for unearned premiums	39,932	24,949	112,373	164,216	367,552	309,769	1,018,791
Bonds and subordinated notes issued	959,341	21,583	91,742	541,980	755,036	13,291	2,382,973
Other liabilities	-	-	-	-	-	807,971	807,971
Equity	-	-	-	-	-	2,503,352	2,503,352
Total liabilities and equity	5,335,100	4,397,288	2,919,558	1,146,091	1,209,024	7,006,571	22,013,632
Off-Balance sheet items
Derivatives assets	1,906,470	1,433,785	888,658	1,049,519	61,732	-	5,340,164
Derivatives liabilities	871,557	1,127,635	1,111,646	1,859,281	370,045	-	5,340,164
	1,034,913	306,150	(222,988)	(809,762)	(308,313)	-	-
Marginal gap	653,984	80,312	38,644	2,410,933	394,953	(3,578,826)	-
Accumulated gap	653,984	734,296	772,940	3,183,873	3,578,826	-	-

Sensitivity to Changes in Interest Rates

The following table presents the sensitivity of our consolidated income statement and consolidated statement of comprehensive income (before tax and non-controlling interest) to a reasonable possible change in interest rates, with all other variables held constant.

The sensitivity of the consolidated income statement reflects the effect of the assumed changes in interest rates on the net interest income for one year before income tax and non-controlling interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2010 and 2009, including the effect of derivatives instruments.  The sensitivity of consolidated comprehensive income is calculated by revaluing, at various interest rates, our fixed rate available-for-sale financial assets before income tax and non-controlling interest.  The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2010 and 2009:

	As of December 31, 2010
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	8,607	-/+	57,293
U.S. Dollar	+/-	75	+/-	12,911	-/+	85,940
U.S. Dollar	+/-	100	+/-	17,215	-/+	114,587
U.S. Dollar	+/-	150	+/-	25,822	-/+	171,880
Peruvian Currency	+/-	50	-/+	1,658	-/+	32,541
Peruvian Currency	+/-	75	-/+	2,487	-/+	48,812
Peruvian Currency	+/-	100	-/+	3,317	-/+	65,083
Peruvian Currency	+/-	150	-/+	4,917	-/+	97,624

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

Securities and mutual funds are not considered as part of the investment securities for sensitivity calculation purposes; however, presented below is a table of how the expected unrealized gain or loss on equity securities and mutual funds responds to changes in market prices of these securities, at the 10%, 25%, and 30% levels is presented below:

Market price sensitivity	Changes in market prices		As of December 31, 2010
	%		US$(000)

Equity securities	+/-	10	+/-	54,052
Equity securities	+/-	25	+/-	135,129
Equity securities	+/-	30	+/-	162,155
Mutual funds	+/-	10	+/-	7,714
Mutual funds	+/-	25	+/-	19,285
Mutual funds	+/-	30	+/-	23,142

Foreign Exchange Risk

Our financial position and cash flows are exposed to foreign currency exchange rates.  Our management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily:

2010	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,594,405	4,747,802	240,648	8,582,855
Trading securities	59,020	56,548	-	115,568
Available-for-sale investments	2,162,738	1,223,339	382,171	3,768,248
Loans, net	8,356,316	5,260,816	342,523	13,959,655
Financial assets designated to fair value through profit and loss	179,055	-	-	179,055
Other assets	422,890	530,516	14,382	967,788
	14,774,424	11,819,021	979,724	27,573,169
Monetary liabilities -
Deposits and obligations	(9,385,298)	(8,051,953)	(630,867)	(18,068,118)
Due to bank and correspondents and borrowed funds	(1,970,971)	(273,366)	(109)	(2,244,446)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(892,998)	(303,325)	-	(1,196,323)
Bonds and subordinated notes issued	(2,327,172)	(550,014)	(124,512)	(3,001,698)
Other liabilities	(530,611)	(375,394)	(66,339)	(972,344)
	(15,107,050)	(9,554,052)	(821,827)	(25,482,929)
	(332,626)	2,264,969	157,897	2,090,240
Forwards position, net	956,279	(951,426)	(4,853)	-
Currency swaps position, net	(222,854)	222,854	-	-
Cross-currency swaps position, net and interest rate swaps position, net	(252,912)	129,050	123,862	-
Options	25,561	(25,561)	-	-
Net monetary position	173,448	1,639,886	276,906	2,090,240

2009	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,094,366	501,769	240,523	3,836,658
Trading securities	13,982	8,920	47,872	70,774
Available-for-sale investments	2,354,804	2,034,768	690,034	5,079,606
Loans, net	6,755,563	4,285,076	190,641	11,231,280
Financial assets designated to fair value through profit and loss	135,670	-	-	135,670
Other assets	369,995	549,982	22,977	942,954
	12,724,380	7,380,515	1,192,047	21,296,942
Monetary liabilities -
Deposits and obligations	(8,156,869)	(5,392,050)	(536,179)	(14,085,098)
Due to bank and correspondents and borrowed funds	(1,037,742)	(128,800)	(896)	(1,167,438)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(744,393)	(274,398)	—	(1,018,791)
Bonds and subordinated notes issued	(1,701,319)	(569,469)	(112,185)	(2,382,973
Other liabilities	(441,954)	(363,884)	(50,142)	(855,980)
	(12,082,277)	(6,728,601)	(699,402)	(19,510,280
	642,103	651,914	492,645	1,786,662
Forwards position, net	265,114	(198,637)	(66,477)	-
Currency swaps position, net	(142,015)	183,598	(41,583)	-
Cross-currency swaps position, net and interest rate swaps position, net	77,768	129,049	(206,817)	-
Options	(3,711)	3,711	-	-
Net monetary position	839,259	769,635	177,768	1,786,662

We manage foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure its performance in U.S. Dollar, so if the net foreign exchange position (e.g. Peruvian currency) is an asset, any depreciation of the U.S. Dollar with respect to this currency would affect positively our consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated income statement.

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

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which we had significant exposure as of December 31, 2010 and 2009 on our non-trading monetary assets and liabilities and our forecasted cash flows.  The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax.  A negative amount in the table reflects a potential net reduction in our consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2010	2009
	%	US$(000)	US$(000)
Devaluation -
Peruvian Currency	5	(86,310)	(40,507)
Peruvian Currency	10	(182,210)	(85,515)

Revaluation -
Peruvian Currency	5	78,090	36,649
Peruvian Currency	10	149,081	69,967

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(A)	Material Defaults

We, along with our subsidiaries, have never defaulted on any of our debt or have been forced to reschedule any of our obligations.

(B)	Dividend Arrearages and Delinquencies

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(A)	Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in U.S. Securities and Exchange Commission (SEC) rules and forms.

(B)	Management’s Annual Report on Internal Control over Financial Reporting

Our Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, the IASB.

Our internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, and our receipts and expenditures are being made only in accordance with authorizations of our management in accordance with IFRS; and

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Medina, Zaldívar, Paredes & Asociados (member firm of Ernst & Young Global), our independent registered public accounting firm, as stated in their report included herein, and it has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2010.

(C)	Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited Credicorp Ltd. and Subsidiaries’ (hereinafter “Credicorp”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Credicorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Credicorp’s internal control over financial reporting based on our audit.

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

In our opinion, Credicorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the 2010 consolidated financial statements of Credicorp and our report dated April 27, 2011, expressed an unqualified opinion thereon.

Lima, Peru,
April 27, 2011

/S/ MEDINA, ZALDÍVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ CRISTIAN EMMERICH

Cristian Emmerich
C.P.C.C. Register Nº19-289

(D)	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In its session held on March 31, 2009, our Board of Directors elected Germán Suárez and Reynaldo Llosa as members of the Audit Committee. The Board elected Mr. Reynaldo Llosa as the Chairman, Mr. Suárez as the Audit Committee Financial Expert, as that term is defined in the instructions to Item 16A of Form 20-F, and Mr. Benedicto Cigüeñas, Director of BCP as an advisor. Later on in its session held on October 27, 2010 our Board of Directors appointed Mr. Raimundo Morales as a new member of the Audit Committee.

Our board of directors also determined that Mr. Llosa, Mr. Suárez and Mr. Morales are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual. Mr. Suárez, our Audit Committee Financial Expert is an economist, and received his Masters degree in economics from Columbia University. Mr. Suárez became a director on March 31, 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as director on the board of directors of various other companies, among which is Compañía de Minas Buenaventura S.A.

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

The following table sets forth for each of the years indicated the fees paid to our independent auditor, Medina, Zaldívar, Paredes & Asociados, member of Ernst & Young Global, for the audit of our financial statements for the years ended December 31, 2008, 2009, and 2010, respectively. The Audit Committee recommends the appointment of the independent auditor every fiscal year, which is done at the Annual General Shareholders’ Meeting.

At our Annual General Shareholders’ Meeting held on March 31, 2011, Medina, Zaldívar, Paredes y Asociados was reelected as our external auditor for the financial year 2011. This designation was made in accordance with the proposal and recommendation of the Audit Committee and authorization by the Board of Directors. The Board has also designated the duty of approving the auditor’s fees to the Audit Committee.

	Years ended December 31,
	2008		2009		2010
	(U.S. Dollars in thousands)

Audit	US$	2,005	US$	2,436	US$	2,554
Audit – Related		-		-		356
Tax		31		69		201
All Other		203		287		712
Total	US$	2,239	US$	2,792	US$	3,823

Audit Fees correspond to audit services performed (i) reviewing Credicorp’s consolidated financial statements and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include expenses related to the audit work in connection with reviews of interim financial information and comfort letter issued.  All fees were approved by the Audit Committee.

Audit-Related Fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include: assistance in the understanding of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters; due diligence; and special audit reviews of internal control procedures, certain training courses and permitted advisory services related with IT systems. All fees were approved by the Audit Committee.

Tax Fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and consisting principally of tax compliance and advisory services approved by the Audit Committee.

All Other Fees mainly included expenses related to derivative operations and consultancy in 2009, and diagnosis and identification of improvements of operational controls in the Bank's revenue cycle processes in 2010.  The increase in operational controls-related expenses accounts for the major increase in the fees during 2010, and will continue during 2011. All fees were approved by the Audit Committee.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee must approve all of the services the independent auditors provide as part of its responsibility in supervising their work. There are two types of approvals. The Audit Committee grants a “general approval” in advance to a list of services that the independent auditor may provide without further approval required by the Audit Committee. A general approval is valid for 12 months from the date of approval unless the Audit Committee determines a different period of validity should apply. The Audit Committee is regularly informed about the services provided through the general approval process. The Audit Committee also grants “specific approval” for services that do not have general approval on a case-by-case basis. All of the services that do not have general approval need specific approval from the Audit Committee before any agreement is signed with the independent auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. The Audit Committee has set a limit on tax fees and all other fees, which cannot be greater than 35 percent of total auditor’s fees during a fiscal year. The Audit Committee may change this limit based upon our corporate needs and the complexity of the service provided by the independent auditor. When considering granting any type of approval, the Audit Committee considers whether the requested services are consistent with the SEC’s rules regarding the independence of the independent auditors.

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

During 2010 our affiliates, Prima AFP, Atlantic Security Bank, Credifondo, and Credibolsa did make purchases in open-market transactions on behalf of our clients as part of their core businesses. Furthermore, the following purchases were made to cover the 2010’s supplementary senior management remuneration plan, as explain in notes 3(w)(ii) and 18(b) of the financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
March 2009	227,000	US$50.61
March 2010	171,022	US$85.94

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Although we are a holding company whose principal subsidiaries (Grupo Credito, BCP, PPS and PV) are incorporated under and subject to the laws of Peru, we are registered in Peru as a foreign issuer and are consequently only subject to Peruvian regulations applicable to foreign issuers. There are no corporate governance provisions under Peruvian law applicable to us that are similar to the provisions of Section 303A.

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2010 and 2009 together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries Consolidated financial statements as of December 31, 2010 and 2009 together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2010 and 2009

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Credicorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp and subsidiaries at December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Inscrita en la partida 11396556 del Registro de Personas Jurídicas de Lima y Callao	Miembro de Ernst & Young Global

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Credicorp’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2011, expressed an unqualified opinion thereon.

Lima, Peru,
April 27, 2011

Countersigned by:

Cristian Emmerich
C.P.C.C. Register Nº19-289

Credicorp Ltd. and Subsidiaries

Consolidated statements of financial position
As of December 31, 2010 and 2009

	Note	2010	2009
		US$(000)	US$(000)

Assets
Cash and due from banks:	4
Non-interest bearing		1,624,377	938,486
Interest bearing		6,958,478	2,898,172

		8,582,855	3,836,658
Investments:
Trading securities		115,568	70,774
Investments available-for-sale	5	3,768,248	5,079,606
		3,883,816	5,150,380
Loans, net:	6
Loans, net of unearned income		14,375,358	11,585,635
Allowance for loan losses		(415,703)	(354,355)
		13,959,655	11,231,280

Financial assets designated at fair value through profit or loss	7	179,055	135,670
Premiums and other policies receivable	8(a)	129,136	121,338
Accounts receivable from reinsurers and coinsurers	8(b)	160,249	137,098
Property, furniture and equipment, net	9	372,913	338,535
Due from customers on acceptances		70,331	96,423
Seized assets, net		11,336	11,233
Intangible assets and goodwill, net	10(a) and (b)	372,625	341,951
Other assets	11	691,209	613,066

Total assets		28,413,180	22,013,632

	Note	2010	2009
		US$(000)	US$(000)

Liabilities and equity
Deposits and obligations:	12
Non-interest bearing		4,360,570	3,297,995
Interest bearing		13,707,548	10,787,103
		18,068,118	14,085,098
Due to banks and correspondents	13	2,244,446	1,167,438
Bankers’ acceptances outstanding		70,331	96,423
Accounts payable to reinsurers and coinsurers	8(b)	60,775	48,009
Technical reserves, insurance claims reserves and reserves for unearned premiums	14	1,196,323	1,018,791
Bonds and notes issued	15	3,001,698	2,382,973
Other liabilities	11	841,238	711,548
Total liabilities		25,482,929	19,510,280
Equity	16
Capital and reserves attributable to Credicorp’s equity holders:
Capital stock		471,912	471,912
Treasury stock		(74,712)	(74,242)
Capital surplus		119,637	130,341
Reserves		1,398,323	1,059,344
Other reserves		366,721	237,446
Retained earnings		591,868	492,055
		2,873,749	2,316,856
Non-controlling interest		56,502	186,496
Total equity		2,930,251	2,503,352
Total liabilities and equity		28,413,180	22,013,632

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2010, 2009 and 2008

	Note	2010	2009	2008
		US$(000)	US$(000)	US$(000)
Interest and dividend income	20	1,471,708	1,312,925	1,382,844
Interest expense	20	(414,121)	(420,564)	(561,617)
Net interest and dividend income		1,057,587	892,361	821,227
Provision for loan losses, net of recoveries	6(d)	(174,682)	(163,392)	(48,760)
Net interest and dividend income after provision for loan losses		882,905	728,969	772,467
Other income
Banking services commissions	21	524,895	436,819	394,247
Net gain on foreign exchange transactions		104,169	87,944	108,709
Net gain on sale of securities		80,326	120,932	51,936
Net gain on financial assets and liabilities designated at fair value through profit or loss	7	64,477	42,792	-
Other	24	30,668	32,144	37,672
Total other income		804,535	720,631	592,564

Insurance premiums and claims
Net premiums earned	22	480,293	424,682	393,903
Net claims incurred for life, property, casualty and health insurance contracts	23	(315,572)	(286,458)	(341,910)
Total premiums earned less claims		164,721	138,224	51,993

Other expenses
Salaries and employees benefits		(568,004)	(467,116)	(365,201)
Administrative expenses		(341,123)	(312,256)	(269,291)
Net loss on financial assets and liabilities designated at fair value through profit or loss		-	-	(65,364)
Depreciation and amortization	9(a) and 10(a)	(82,289)	(71,099)	(57,369)
Impairment loss on available-for-sale investments	5(c)	(3,250)	(9,825)	(60,435)
Other	24	(91,219)	(96,814)	(102,943)
Total other expenses		(1,085,885)	(957,110)	(920,603)

Income before translation result and income tax		766,276	630,714	496,421

Translation result		24,120	12,222	(17,650)
Income tax	17(b)	(187,081)	(138,500)	(109,508)
Net income		603,315	504,436	369,263

Consolidated statements of income (continued)

	Note	2010	2009	2008
		US$(000)	US$(000)	US$(000)
Attributable to:
Equity holders of Credicorp Ltd.		571,302	469,785	357,756
Non-controlling interest		32,013	34,651	11,507
		603,315	504,436	369,263
Earnings per share for net income attributable to equity holders of Credicorp Ltd. (in United States dollars):
Basic	25	7.19	5.90	4.49
Diluted	25	7.17	5.90	4.49

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of comprehensive income
For the years ended December 31, 2010, 2009 and 2008

	Note	2010	2009	2008
		US$(000)	US$(000)	US$(000)

Net income		603,315	504,436	369,263
Other comprehensive income

Net gain (loss) on investments available–for-sale	16(d)	225,261	268,550	(198,646)
Net movement of cash flow hedge	16(d)	(7,319)	66,024	(81,293)
Income tax	16(d)	(66,010)	(5,841)	21,516

Other comprehensive income for the year, net of income tax		151,932	328,733	(258,423)

Total comprehensive income for the year, net of income tax		755,247	833,169	110,840

Attributable to:
Equity holders of Credicorp Ltd.		700,577	752,624	132,813
Non-controlling interest		54,670	80,545	(21,973)

		755,247	833,169	110,840

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd.  and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2010, 2009 and 2008

	Attributable to Credicorp´s equity holders
	Number of shares issued, notes 16(a) and 25	Capital stock	Treasury stock	Capital surplus	Reserves	Available-for- sale investments reserve	Cash flow hedge reserve	Retained earnings	Total	Non-controlling interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2008	94,382	471,912	(73,107)	140,693	587,218	216,983	(37,433)	369,743	1,676,009	139,264	1,815,273
Changes in equity for 2008 -
Net income	-	-	-	-	-	-	-	357,756	357,756	11,507	369,263
Other comprehensive income	-	-	-	-	-	(144,254)	(80,689)	-	(224,943)	(33,480)	(258,423)
Total comprehensive income	-	-	-	-	-	(144,254)	(80,689)	357,756	132,813	(21,973)	110,840
Transfers of retained earnings to reserves, note 16(c)	-	-	-	-	228,169	-	-	(228,169)	-	-	-
Cash dividends, note 16(e)	-	-	-	-	-	-	-	(119,648)	(119,648)	-	(119,648)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	(2)	(2)	(10,358)	(10,360)
Balances as of December 31, 2008	94,382	471,912	(73,107)	140,693	815,387	72,729	(118,122)	379,680	1,689,172	106,933	1,796,105
Changes in equity for 2009 -
Net income	-	-	-	-	-	-	-	469,785	469,785	34,651	504,436
Other comprehensive income	-	-	-	-	-	216,248	66,591	-	282,839	45,894	328,733
Total comprehensive income	-	-	-	-	-	216,248	66,591	469,785	752,624	80,545	833,169
Transfer of retained earnings to reserves, note 16(c)	-	-	-	-	238,107	-	-	(238,107)	-	-	-
Cash dividends, note 16(e)	-	-	-	-	-	-	-	(119,303)	(119,303)	-	(119,303)
Purchase of treasury stock	-	-	(1,135)	(10,352)	-	-	-	-	(11,487)	-	(11,487)
Share-based payments transactions, note 18(b)	-	-	-	-	5,850	-	-	-	5,850	-	5,850
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(982)	(982)
Balances as of December 31, 2009	94,382	471,912	(74,242)	130,341	1,059,344	288,977	(51,531)	492,055	2,316,856	186,496	2,503,352
Changes in equity for 2010
Net income	-	-	-	-	-	-	-	571,302	571,302	32,013	603,315
Other comprehensive income	-	-	-	-	-	134,770	(5,495)	-	129,275	22,657	151,932
Total comprehensive income	-	-	-	-	-	134,770	(5,495)	571,302	700,577	54,670	755,247
Purchase of non-controlling interest, note 2(a)	-	-	-	-	-	-	-	(4,289)	(4,289)	(180,682)	(184,971)
Transfer of retained earnings to reserves, note 16(c)	-	-	-	-	331,605	-	-	(331,605)	-	-	-
Cash dividends, note 16(e)	-	-	-	-	-	-	-	(135,595)	(135,595)	-	(135,595)
Purchase of treasury stock	-	-	(848)	(14,154)	-	-	-	-	(15,002)	-	(15,002)
Share-based payments transactions, note 18(b)	-	-	378	3,450	7,374	-	-	-	11,202	-	11,202
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(3,982)	(3,982)
Balances as of December 31, 2010	94,382	471,912	(74,712)	119,637	1,398,323	423,747	(57,026)	591,868	2,873,749	56,502	2,930,251

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 2010, 2009 and 2008

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Net income	603,315	504,436	369,263
Add (deduct)
Provision for loan losses	174,682	163,392	48,760
Depreciation and amortization	82,289	71,099	57,369
Provision for seized assets	-	64	1,067
Provision for sundry risks	8,440	14,425	37,549
Deferred income tax	(16,333)	(8,552)	(4,394)
Net gain on sales of securities available-for-sale	(80,326)	(120,932)	(51,936)
Impairment loss on available-for-sale investments	3,250	9,825	60,435
Net (gain) loss on financial assets and liabilities designated at fair value through profit and loss	(64,477)	(42,792)	65,364
(Loss) gain on sales of property, furniture and equipment	357	(388)	(979)
Translation result	(24,120)	(12,222)	17,650
Loss (gain) for shared-based compensation plan	73,527	56,338	(27,402)
(Sale) purchase of trading securities, net	(43,048)	(34,690)	14,911
Net changes in assets and liabilities:
Increase in loans	(2,943,128)	(944,021)	(2,339,675)
Decrease(increase) in other assets	35,250	(6,289)	(463,273)
Increase in deposits and obligations	4,074,938	133,199	2,614,020
Increase (decrease) in due to banks and correspondents	1,082,383	(151,781)	(274,714)
Increase (decrease) in other liabilities	263,147	(126,552)	328,204
Net cash (used in) provided by operating activities	3,230,146	(495,441)	452,219

Cash flows from investing activities
Acquisition of subsidiary net of cash received, note 2(b)	-	(92,329)	-
Net sale (purchase) of investments available-for-sale	1,393,345	284,371	125,416
Purchase of property, furniture and equipment	(80,184)	(45,051)	(91,353)
Sales of property, furniture and equipment	265	2,745	1,775
Purchase of non-controlling interest	(184,971)	-	-
Net cash provided by (used in) investing activities	1,128,455	149,736	35,838

Consolidated statements of cash flow (continued)

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Cash flows from financing activities
Issuance of bonds and notes	1,449,323	570,900	557,509
Redemption and payments of bonds and notes	(858,890)	(114,891)	(210,090)
Acquisition of Credicorp’s shares	(15,002)	(11,487)	-
Cash dividends	(135,595)	(119,303)	(119,648)
Net cash provided by financing activities	439,836	325,219	227,771

Net increase in cash and cash equivalents	4,798,437	(20,486)	715,828

Translation gain (loss) on cash and cash equivalents	(52,240)	90,973	(23,522)

Cash and cash equivalents at the beginning of the year	3,836,658	3,766,171	3,073,865

Cash and cash equivalents at the end of the year	8,582,855	3,836,658	3,766,171

Supplementary cash flows information:
Cash paid during the year for -
Interest	401,156	444,398	533,861
Income tax	172,481	142,516	124,754
Cash received during the year for -
Interest	1,462,520	1,315,704	1,361,143

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2010 and 2009

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

The consolidated financial statements as of and for the year ended December 31, 2009 were approved in the General Shareholders’ meeting held on March 26, 2010. The accompanying consolidated financial statements as of and for the year ended December 31, 2010, were approved by the Board of Directors Meeting of February 22, 2011 and by the General Shareholders’ Meeting of March, 31 2011 without modifications.

2.	Acquisitions
(a)	Non-controlling interest of Subsidiaries
During October 2010, Credicorp reached an agreement with American Life Insurance Company (hereinafter “ALICO”) to acquire its 20.10 percent and 38.00 percent stakes in El Pacifico Peruano – Suiza Compañía de Seguros y Reaseguros (PPS) and Pacifico Vida Compañía de Seguros (PPV), respectively. Credicorp Ltd. acquired PPV's shares and its subsidiary, Grupo Credito S.A., acquired PPS’s shares. An additional 1.18 percent of non-controlling interest was acquired by Grupo Crédito S.A. from other shareholders. In April 2011, Credicorp transferred its shares in PPV to PPS; this transfer has no effect on Credicorp’s consolidated financial statements.

After these acquisitions, Credicorp holds 97.26 percent of PPS and 100 percent of PPV. The total cash consideration paid was approximately US$174 million. The difference of US$3.3 million between the consideration paid and the carrying value of the interest acquired has been recognized in “Retained earnings” within consolidated equity.

The acquisition was recorded following IFRS 3 (revised) “Business Combinations” and IAS 27 (amendments) “Consolidated and Separate Financial Statements”, see note 3(b).

Notes to the consolidated financial statements (continued)

(b)	Empresa Financiera Edyficar S.A.
During October and November 2009, Credicorp, through its subsidiary BCP, acquired 99.79 percent of the capital stock of Empresa Financiera Edyficar S.A. (a Peruvian financial entity, serving micro and small size entrepreneurs, hereinafter “Edyficar”) for approximately US$96.1 million in cash.

The acquisition of Edyficar was recorded using the purchase method, as required by IFRS 3, “Business Combinations”, applicable at the date of the transaction.  Assets and liabilities were recorded at their estimated fair values at the acquisition date, including the identified intangible assets unrecorded in Edyficar balance sheet.  Book value and fair value of the identified assets and liabilities were as follows:

	Book value	Fair value adjustments	Fair value of the acquired entity
	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	3,810	-	3,810
Loans, net	218,218	(10,295)	207,923
Client relationships	-	6,574	6,574
Fixed assets, net, note 9(a)	8,255	-	8,255
Brand name	-	13,159	13,159
Goodwill, note 10(b)	-	50,696	50,696
Other assets	11,802	3,263	15,065

Liabilities
Obligations	38,590	-	38,590
Due to banks	138,257	-	138,257
Deferred income tax liability	-	6,611	6,611
Other liabilities	25,054	831	25,885

Net acquired assets	40,184	55,955	96,139

3.	Significant accounting policies
Significant accounting principles used in the preparation of Credicorp’s consolidated financial statements are set out below and were consistently applied to all of the years presented.

(a)	Basis of presentation and use of estimates -
The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  The consolidated financial statements were prepared on a historical cost basis, except for trading securities, available-for-sale investments, derivative financial instruments, share-based payment and financial assets and financial liabilities designated at fair value through profit or loss, which were measured at fair value.  The consolidated financial statements are presented in United States Dollars (US$), and all values are rounded to the nearest US$ thousands, except when otherwise indicated.
The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Notes to the consolidated financial statements (continued)

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for loan losses, the measurement of financial instruments, the technical reserves for claims and premiums, the provision for seized assets, the estimated useful life of property, furniture and equipment, the estimated useful life of intangible assets and goodwill, the valuation of derivative financial instruments and the deferred tax assets and liabilities. The accounting criteria used for each of these items are described in this note.

The accounting policies adopted are consistent with those of the previous year, except that the Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1, 2010. The adoption of the new and revised standards did not have a significant effect on the accompanying consolidated financial statements; therefore, it has not been necessary to amend the comparative figures. In summary:

-
IFRS 2 Share-based Payment – Group Cash-settled Share-based Payment Transactions - The IASB also issued an amendment to IFRS 2 in June 2009 on the accounting for group cash-settled share-based payment transactions. This amendment is effective for financial years beginning on or after January 1, 2010. This amendment also supersedes IFRIC 8 and IFRIC 11.

-
IFRS 3 (revised) “Business Combinations” effective modifications for periods beginning on or after July 1, 2009. Changes in IFRS 3 (revised) affect the valuation of non-controlling interest, the accounting for transactions costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages.

-
IAS 27 (amendment) “Consolidated and Separate Financial Statements” - effective for periods beginning on or after July 1, 2009. Changes in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss. Losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as ‘Minority interest‘) even if the losses exceed the non-controlling equity investment in the subsidiary. Upon loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal.

Notes to the consolidated financial statements (continued)

-
IAS 39 “Financial Instruments: Recognition and Measurement – Eligible Hedged Items (amendment)”, this amendment was issued in July 2008 and is effective for financial years beginning on or after July 1, 2009. It addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations.

-
IFRIC 17 “Distributions of Non-Cash Assets to owners”, effective prospectively for annual periods beginning on or after July 1, 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends.

-	Improvements to IFRSs
In 2009 and 2010, the IASB issued its annual amendments to International Financial Reporting Standards (IFRSs) and the related Bases for Conclusions and Guidance. The amendments primarily remove inconsistencies and clarify wording.

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

Acquisitions of a subsidiary made before January 1, 2010 were recorded using the purchase method of accounting.  Therefore, the cost of an acquisition was measured as the fair value of the assets received, financial instruments issued and liabilities incurred or assumed at the date of acquisition, plus directly attributable cost.  The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets and intangible assets acquired was recorded as goodwill.  There were no acquisitions after January 1, 2010.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, note 3(z).

Net equity attributable to the non-controlling interest is presented in the consolidated statements of financial position.  Income attributable to the non-controlling interest is presented separately in the consolidated income statements and the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

Acquisitions of non-controlling interest prior to January 1, 2010, were accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets acquired were recognized in goodwill.

Acquisitions of non-controlling interest after January 1, 2010 are recorded directly in equity; the difference between the amounts paid and the share of the net assets acquired is a debit or credit to equity.  Therefore, an entity will not record any additional goodwill upon purchase of a non-controlling interest nor recognize a gain or loss upon disposal of a non-controlling interest.

Associates -
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

Notes to the consolidated financial statements (continued)

As of December 31, 2010 and 2009, the following entities comprise the Group (individual financial statements data is presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp´s treasury stock and its related dividends):

Entity	Percentage of participation (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	%	%	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú and Subsidiaries (i)	97.60	97.41	25,376,947	19,563,309	23,383,760	17,886,706	1,993,187	1,676,603	476,316	397,378
Atlantic Security Holding Corporation and Subsidiaries (ii)	100.00	100.00	1,400,479	1,483,811	1,162,691	1,269,175	237,788	214,636	48,801	29,716
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (iii)	97.26	75.98	1,781,952	1,496,709	1,366,883	1,190,799	415,069	305,910	54,552	49,192
Prima AFP S.A. (iv)	99.99	99.99	276,140	253,140	92,437	87,912	183,703	165,228	25,506	20,796
Grupo Crédito S.A. and Subsidiaries (v)	99.99	99.99	37,590	123,809	21,404	71,855	16,186	51,954	(2,424)	5,497
CCR Inc. (vi)	99.99	99.99	962,028	1,089,659	1,028,393	1,152,537	(66,365)	(62,878)	(2,765)	(1,289)
Credicorp Securities Inc. (vii)	99.99	99.99	4,048	4,639	597	402	3,451	4,237	1,998	1,867
BCP Emisiones Latam 1 S.A. (viii)	100.00	100.00	126,855	115,127	126,191	114,356	664	771	109	(329)

(i)
Banco de Crédito del Perú (BCP) is a universal bank incorporated in Peru in 1889.  Its activities are supervised by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP authority, hereafter “the SBS” for its Spanish acronym).  During 2010 and 2009, Credicorp acquired 0.19 percent and 0.002 percent of BCP shares, respectively, owned by non-controlling interest.  During 2010, Credicorp transferred BCP shares representing approximately 84.9 percent of BCP capital stock to its fully owned subsidiary Grupo Crédito S.A.  This transfer had no effect in the accompanying consolidated financial statements; no gains or losses arose from the transfer.  BCP and Subsidiaries hold as of December 31, 2010 and 2009, 95.92 percent of the capital stock of Banco de Crédito de Bolivia (BCB), a universal bank operating in Bolivia (Credicorp holds 4.08 percent).  As of December 31, 2010, BCB´s assets, liabilities, equity, income and net income amounted to US$1,122.0, US$1,026.4, US$95.6, US$83.0 and US$15.8 million, respectively (US$1,097.8, US$991.2, US$106.6, US$108.3 and US$28.7 million, respectively, as of December 31, 2009).

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

(iii)
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) is incorporated in Peru, it provides property, casualty, life, health and personal insurance.  Its main subsidiaries are El Pacífico Vida Compañía de Seguros y Reaseguros S.A. and Pacífico S.A. Entidad Prestadora de Salud (EPS).  PPS and its subsidiaries activities are supervised by the SBS.  As explained in more detail in note 2(a), on November 2010 the group acquired most of all non-controlling interest in this subsidiary.

(iv)	Prima AFP is a private pension fund administrator incorporated in Peru, whose activities are supervised by the SBS.

(v)
Grupo Crédito S.A. is incorporated in Peru, its main activity is to invest in listed and not listed securities in Peru; it also holds part of the Group’s shares in Banco de Crédito del Perú, Prima AFP, PPS and BCP Emisiones Latam 1 S.A..  Grupo Crédito S.A. balances are presented net of its investments in said entities.

(vi)
CCR Inc., is a special purposes entity incorporated in The Bahamas in 2001, its main activity is to manage certain loans granted to BCP by foreign financial entities, note 15 (vii).  These loans are collateralized by transactions performed by BCP.  As of December 31, 2010 and 2009, the negative equity is generated by unrealized losses of cash flow hedge derivatives.

(vii)
Credicorp Securities Inc., is incorporated in the United States of America and began operations on January, 2003; it provides securities brokerage services, mainly to retail customers in Latin America.

(viii)	BCP Emisiones Latam 1 S.A., is a special purposes entity incorporated in Chile in 2009, through which the Group issued corporate bonds, see note 15(a)(i).

Notes to the consolidated financial statements (continued)

(c)	Foreign currency translation -
The Group has determined that its functional and presentation currency is the United States Dollar (U.S. Dollar or US$), because it reflects the economic substance of the underlying events and circumstances relevant to the Group, insofar as its main operations and/or transactions in the different countries where the Group operates such as: loans granted, financing obtained, sale of insurance premiums, interest income and expense, and that an important percentage of wages and purchases; are established and settled in U.S. Dollars.

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

Interest income is suspended when collection of loans become doubtful, when loans are overdue more than 90 days or when the borrower or securities’ issuer defaults, if earlier than 90 days; such income is excluded from interest income until collected.  Uncollected income on such loans is provisioned.  When Management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

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
Accounting policies for insurance activities
For the adoption of IFRS4 “Insurance contracts”, Management concluded that USGAAP used as of December 31st 2004 was the relevant framework to be used, as permitted by IFRS 4.

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

Life insurance contracts offered by the Group include retirement, disability, survival fixed pensions, traditional life and unit linked insurance contracts.  The non-life insurance contracts mainly include motor, household, commercial and healthcare.

Reinsurance:
The Group cedes insurance risk in the normal course of the operations for all of its businesses.  Reinsurance assets represent balances due from reinsurance companies.  Reinsurance ceded is placed on both a proportional and non–proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims and ceded premiums associated with the reinsurer’s policies and are in accordance with the related reinsurance contract.

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

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance, see notes 22 and 23.  Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.  Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables
Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable.  Subsequent to initial recognition, insurance receivables are measured at amortized cost.  As of December 31, 2010 and 2009 the carrying value of the insurance receivables is similar to its fair value due to its short term.  The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated income statement.  Insurance receivables are derecognized when the derecognition criteria for financial assets, as described in Note 3(g), has been met.

“Unit- Linked” assets
“Unit- Linked” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses accrue directly to the policyholders who bear the investment risk.  Each account has specific objectives, and the financial assets are carried at fair value.  The balance of each account is legally segregated and is not subject to claims that arise out of any other business of the Group.  The liabilities for these accounts are equal to the account assets, net of the commission that the Group charges for the Management of these contracts.

Deferred acquisition costs (DAC):
Those direct costs that vary with and are related to traditional life and unit linked insurance contracts are deferred; all other acquisition costs are recognized as an expense when incurred.  The acquisition costs comprise primarily agent commissions related to the underwriting and policy issuance costs.

Notes to the consolidated financial statements (continued)

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the averaged expiration period of the related insurance contracts.  Amortization is recorded in the consolidated income statement.

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises.  When the recoverable amounts is less than the carrying value an impairment loss is recognized in the consolidated income statement.  DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions:
Commissions receivable on outwards reinsurance contracts are deferred and amortized on a straight line basis over the term of the expected coverage of the insurance contracts.

Insurance contract liabilities:
(i)	Life insurance contracts liabilities
Life insurance liabilities are recognized when contracts are entered into.

The liabilities of retirement, disability and survival fixed pensions are determined as the sum of the discounted value of expected future pensions to be paid during a defined or non defined period, computed upon the basis of mortality tables and discount interest rates.  Traditional life and unit linked insurance contract liabilities are determined as the sum of the discounted value of expected future benefits, claims handling, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected theoretical premiums that would be required to meet the future cash outflows.

The liabilities of retirement, disability and survival fixed pensions and traditional life insurance contracts are based on assumptions established at the time the contract was issued.  Current assumptions are used to update the interest accrued for unit linked insurance contracts.

Furthermore, the liability for life insurance contracts comprises the provision for unearned premiums and unexpired risks, as well as for claims outstanding, which includes an estimate of the incurred but non-reported claims to the Group (hereinafter “IBNR”).  IBNR reserves as of December 31, 2010 and 2009, were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; the projection is based on the ratios of cumulative past claims.  Adjustments to the liabilities at each reporting date are recorded in the consolidated income statement.  The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an assessment is made of whether the recognized life insurance liabilities are adequate, net of related DAC, by using an existing liability adequacy test as laid out under IFRS 4.  As of December 31, 2010 and 2009, Management determined that the liabilities were adequate and; therefore, it has not recorded any additional life insurance liability.

Notes to the consolidated financial statements (continued)

(ii)	Non-life insurance contract liabilities (which comprises general insurance and healthcare)
Non-life insurance contract liabilities are recognized when contracts are entered into.  These liabilities are known as the outstanding claims provision, which are based on the estimated ultimate cost of all claims incurred but not settled at the date of the consolidated statements of financial position, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries.  Delays can be experienced in the notification and settlement of certain types of claims, therefore the ultimate cost of these cannot be known with certainty at the date of the consolidated statements of financial position.  IBNR are estimated and included in the provision (liabilities).  IBNR reserves as of December 31, 2010 and 2009, were determined on the basis of the Bornhuetter - Ferguson methodology – BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect historical data.  No provision for equalization or catastrophe reserves is recognized.  The liabilities are derecognized when the contract expires, is discharged or is cancelled.

The provision for unearned premiums represents premiums received for risks that have not yet expired.  Generally the reserve is released over the term of the contract and is recognized as premium income.

At each reporting date the Group reviews its unexpired risk and an existing liability adequacy test as laid out under IFRS 4 to determine whether there is any overall excess of expected claims over unearned premiums.  If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated income statement by setting up a provision for liability adequacy.  As of December 31, 2010 and 2009, Management determined that the liabilities were adequate; therefore, it has not recorded any additional non life insurance liabilities.

Income recognition:
(i)	Gross premiums
Life insurance contracts
Gross recurring premiums on life contracts are recognized as revenue when due from policyholder.

Non-life insurance contracts
Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized at the contract inception as a receivable.  At the same time, it is recorded a reserve for unearned premiums which represents premiums for risks that have not yet expired.  Unearned premiums are recognized into income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income
Unit linked insurance contract policyholders are charged for policy administration services, investment management services, surrenders and other contract fees.  These fees are recognized as revenue in the consolidated income statement when due.

Benefits, claims and expenses recognition:
(i)	Gross benefits and claims
Gross benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claims handling costs that are directly related to the processing and settlement of claims.  Death, survival and disability claims are recorded on the basis of notifications received.  Pension payments are recorded when due.

General insurance and health claims includes all claims occurring during the year, whether reported or not, related internal and external claims handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustments to claims outstanding from previous years.

Notes to the consolidated financial statements (continued)

(ii)	Reinsurance premiums
Comprise the total premiums payable for the whole coverage provided by contracts entered in the period and are recognized on the date on which the policy incepts.  Unearned reinsurance premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims
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

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, for example the date that the Group commits to purchase or sell the asset.  Derivatives are recognized on a trade date basis.

(i)	Financial assets and financial liabilities at fair value through profit or loss:
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated at fair value through profit or loss, which designation is upon initial recognition and in an instrument by instrument basis.  Derivatives financial instrument are also categorized as held for trading unless they are designated as hedging instruments.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

After initial measurement loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less any allowance for impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate.  The effective interest rate amortization is recognized in the consolidated income statement in the caption “Interest and dividend income”.  Losses from impairment are recognized in the consolidated income statement in the caption “Provision for loan losses”.

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

After initial recognition, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated income statement in the caption “Net gain on sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated income statement in the caption “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

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

Notes to the consolidated financial statements (continued)

When the Group is unable to sell these financial assets due to inactive markets and Management’s intent to sell them in the foreseeable future which changes significantly, the Group may elect, only in rare circumstances, to reclassify these financial assets.  Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and Management has the intent and ability to hold these assets for the foreseeable future or until maturity.  The reclassification to held to maturity category is permitted only when the entity has the ability and intent to hold the financial asset until maturity.

As of December, 31, 2010 and 2009, the Group did not reclassify any of its available-for- sale financial investments.

(iv)	Other financial liabilities:
After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.  Amortized cost includes any issuance discount or premium and costs that are an integral part of the effective interest rate.

(g)	Derecognition of financial assets and financial liabilities -
Financial assets:
A financial asset (or, where applicable a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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
The Group assesses at each date of the consolidated statements of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Criteria used for each category of financial assets are as follows:

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

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement. Interest income, if applicable, is accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If in the future a write-off is later recovered, the recovery is recognized in the consolidated income statement, as a credit to the caption “Provision for loan losses”.

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

For a collective evaluation impairment, financial assets are grouped considering the Group’s internal credit grading system, which considers credit risk characteristics for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

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

In the case of equity investments, objective evidence would include a significant or prolonged decline in its fair value below cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from investments available-for-sale reserve of the consolidated statements of changes in equity and recognized in the consolidated income statement. Impairment losses on equity investments are not reversed through the consolidated income statement; increases in their fair value after impairment are recognized directly in the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost (loans and receivables). However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of “Interest and dividend income” of the consolidated income statement. If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

(iii)	Renegotiated loans:
When a loan is modified, it is no longer considered as past due but it maintains its previous classification as impaired or not impaired. If the debtor complies with the new agreement during the following six months, and an analysis of its payment capacity supports a new improved risk classification, it is classified as not impaired. If subsequent to the loan modification the debtor fails to comply with the new agreement, it is considered as impaired and past due.

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

Notes to the consolidated financial statements (continued)

(k)	Property, furniture and equipment -
Property, furniture and equipment are stated at historical acquisition cost less depreciation and impairment, if applicable.  Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment.  Maintenance and repair costs are charged to the consolidated income statement; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated.  Depreciation is calculated using the straight-line method over their estimated useful life, as follows:

Years
Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

Asset’s residual value, useful life and the selected depreciation method are periodically reviewed to ensure that they are consistent with current economic benefits and life expectations.

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

Notes to the consolidated financial statements (continued)

Intangible assets identified as a consequence of the acquisition of Edyficar and Prima AFP, note 10 (“Client relationships” and “Brand name”) and other intangible assets, are recognized on the consolidated statements of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life; as follows:

Years
Client relationships – Prima AFP	20
Client relationships – Edyficar	10
Brand name – Edyficar	20
Rights of use	5
Other	5

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
The Group assesses at each reporting date or more frequently if events or changes in circumstances indicate that the carrying value of non-financial assets may be impaired.  If any such indication exists, the Group estimates the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less costs to sell and its value in use.  Goodwill is tested annually for impairment.  Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized; the reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in the income statement.

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
In the ordinary course of business, the Group grants financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) as “Other liabilities” in the consolidated statements of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured as the higher of the amortized fee and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

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
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(t)	Contingencies -
Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes, unless the probability of an outflow of resources is remote.

(u)	Income tax -
Income tax is computed based on individual financial statements of Credicorp and each one of its Subsidiaries.

Notes to the consolidated financial statements (continued)

Deferred income tax reflect the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes.  Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated.  The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statements of financial position, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse.  Deferred tax assets are recognized when it is more likely than not, that future taxable profit will be available against which the temporary difference can be utilized.  At the date of the consolidated statements of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

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

Notes to the consolidated financial statements (continued)

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability.  The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement caption “Salaries and employee benefits”.  When the price or terms of the SARs are modified, any additional expense is recorded in the consolidated income statement.

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

The expense is recorded in the consolidated income statement caption “Salaries and employees benefits” of the consolidated income statement.  When the terms of an equity-settled award are modified, the minimum expense recognized in consolidated income statement “Salaries and employees benefits” is the expense as if the terms had not been modified.  An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share, see note 3(v).

(x)	Derivative financial instruments -
Trading -
Part of transactions with derivatives while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

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

Hedge -
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

Notes to the consolidated financial statements (continued)

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
The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the consolidated income statement as finance costs.

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
If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated income statement.

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

The Group has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, see 3(f)(i), and note 7.

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
For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with original maturities of three months or less.

(ac)	Reclassifications -
When it is necessary, comparative figures have been reclassified to conform to the current year presentation. Certain transactions were reclassified in the current year presentation; in Management’s opinion those reclassifications are not significant to the consolidated financial statement as of December 31, 2010 and 2009.

(ad)	Recently issued International Financial Reporting Standards but not yet effective -
The Group decided not to early adopt the following standards and interpretations that were issued but not effective as December 31, 2010:

Notes to the consolidated financial statements (continued)

-
IAS 24 “Related Party Disclosures” (Revised), effective for periods beginning on or after January 1, 2011.  The amendment simplifies the identification of related party relationships, particularly in relation to significant influence and joint control.

-
IAS 32 “Financial Instruments: Presentation” – Classification of Rights Issues (Amendment), effective for annual periods beginning on or after February 1, 2010.  The IAS amends the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency.

-
IFRS 7 “Financial Instruments: Disclosures”, effective for periods beginning on or after July 1, 2011.  The Amendment will introduce more extensive and onerous quantitative and qualitative disclosure requirements for derecognition of financial instruments.

-
IFRS 9 “Financial Instruments “, the IASB issued this IFRS as the first step in its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial instruments that must be applied starting on January 1, 2013, with early adoption permitted.  The IASB intends to expand IFRS 9 during 2011 to add new requirements for derecognition of financial instruments, impairment, and hedge accounting.

-
IFRIC 14 “Prepayments of a Minimum Funding Requirement” (Amendment), effective for periods beginning on or after January 1, 2011.  The IFRIC permits an entity to treat the prepayment of a minimum funding requirement as an asset.

-
Improvements to IFRSs (issued in May 2010) The IASB issued Improvements to IFRSs, an omnibus of amendments and improves to its IFRS standards.  The amendments have not been adopted as they become effective for annual periods on or after January 1, 2011.

The Group is in process of assessing the impact, if any, that the application of these standards may have on its consolidated financial statements.

4.	Cash and due from banks
(a)	This item is made up as follows:

	2010	2009
	US$(000)	US$(000)

Cash and clearing	771,297	679,694
Deposits in Peruvian Central Bank - BCRP	6,307,977	2,107,635
Deposits in banks	1,496,561	1,047,830
	8,575,835	3,835,159

Accrued interest	7,020	1,499

Total	8,582,855	3,836,658

Notes to the consolidated financial statements (continued)

(b)
As of December 31, 2010 and 2009, cash and due from banks balances include approximately US$3,282.7 and US$2,611.5 million, respectively, mainly from Banco de Crédito del Perú (BCP), which represent the legal reserve that Peruvian banks must maintain for its obligations with the public, and are within the limits established by prevailing Peruvian legislation at those dates.

The legal reserve funds maintained with BCRP are not interest-bearing, except for the part of the mandatory reserve in U.S. Dollars and in nuevos soles that exceeds the minimum legal reserve (as of December 31, 2009, only excesses in U.S Dollars of mandatory reserves were interest-bearing).  As of December 31, 2010, the excess in U.S. Dollars amounts to US$1,953.9 million and bear interest at an annual average interest rate of 0.16 percent, while the excess in nuevos soles amounts to S/.660.6 million, equivalent to US$235.2 million and bear interest at an annual average interest rate of 1.2 percent (US$1,790.8 million and 0.14 percent, respectively, as of December 31, 2009).

In October 2010, the BCRP implemented new financial instruments in order to increase its effectiveness in monetary control.  Therefore, since that date, the BCRP Certificates of deposit (CDBCRP) were replaced by fix term deposits (DPBCRP, for its Spanish acronym) that can only be acquired by bank entities established in Peru.

The CDBCRP are presented in the caption “Investments available-for-sale”, see note 5 (f), until their maturity date, while the DPBCRP are presented as ”Cash and due from banks”.  As of December 31, 2010, the DPBCRP are denominated in nuevos soles for an equivalent of US$3,649.8 million and bears an average annual interest rate of 3.06 percent.

Notes to the consolidated financial statements (continued)

5.	Investments available-for-sale
(a)	This item is made up as follows:

	2010				2009
		Unrealized gross amount				Unrealized gross amount
	Amortized Cost	Gains	Losses (b)	Estimated fair value	Amortized cost	Gains	Losses (b)	Estimated fair value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Fixed maturity -
Corporate, leasing and subordinated bonds (d)	1,589,722	64,047	(14,288)	1,639,481	1,440,006	54,932	(9,302)	1,485,636
Government’s treasury bonds (e)	596,992	70,656	(1,158)	666,490	904,424	103,787	(438)	1,007,773
BCRP certificates of deposit (f)	363,829	21	-	363,850	1,545,343	386	(24)	1,545,705
Restricted mutual funds (g)	56,869	39,060	-	95,929	53,104	18,976	-	72,080
Central Bank of Bolivia certificates of deposit (h)	86,528	6	(7)	86,527	111,102	793	-	111,895
Participation in RAL’s funds (i)	80,195	-	-	80,195	83,898	-	-	83,898
Participations in mutual funds	68,030	9,385	(276)	77,139	167,052	7,726	(240)	174,538
Bonds of international financial entities	59,910	3,328	(86)	63,152	66,267	2,811	-	69,078
Collateralized mortgage obligations (CMO) (j)	47,871	287	(4)	48,154	67,810	15	(5,092)	62,733
Negotiable certificates of deposit	24,126	1,021	-	25,147	24,126	2,337	-	26,463
US Government – Agencies and Sponsored Enterprises (k)	14,409	717	(1)	15,125	16,824	540	-	17,364
Hedge funds	7,681	2,247	-	9,928	10,811	3,691	-	14,502
Other	17,966	471	(120)	18,317	24,933	674	(9)	25,598
	3,014,128	191,246	(15,940)	3,189,434	4,515,700	196,668	(15,105)	4,697,263

Shares -
Listed securities (l)	108,340	421,453	(452)	529,341	106,071	185,412	(1,304)	290,179
Not-listed securities	10,676	783	(285)	11,174	35,464	5,284	(194)	40,554
	119,016	422,236	(737)	540,515	141,535	190,696	(1,498)	330,733

	3,133,144	613,482	(16,677)	3,729,949	4,657,235	387,364	(16,603)	5,027,996

Accrued interest				38,299				51,610

Total				3,768,248				5,079,606

Notes to the consolidated financial statements (continued)

(b)
Credicorp’s Management has determined that the unrealized losses as of December 31, 2010 and 2009 are of temporary nature.  Management intents and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

(c)
For the year ended December 31, 2010, as a result of the impairment assessment of its investments available-for-sale, the Group recorded an impairment amounting to US$3.3 million (US$9.8 million as of December 31, 2009), which is presented in the consolidated income statement caption “Impairment loss on available-for-sale investments”.

The movement of “Available-for-sale investments reserves”, net of deferred income tax and non-controlling interest is presented in note 16(c).

(d)
As of December 31, 2010 and 2009, comprise mainly corporate bonds for US$1,561.8 and US$1,460.9 million, respectively, with maturities between January 2011 and November 2067 (between January 2010 and November 2066 as of December 31, 2009).  These bonds accrue interests at annual effective rates that range between 1.33 and 8.57 percent for the bonds denominated in Peruvian currency (between 0.67 and 7.47 percent as of December 31, 2009), and between 0.13 and 17.35 percent for the bonds denominated in U.S. Dollars (between 0.38 and 13.93 percent as of December 31, 2009).  The unrealized losses on these investments as of December 31, 2010, corresponded to 57 items of which the highest individual unrealized loss amounts to approximately US$1.1 million.

(e)
As of December 31, 2010, includes mainly debt instruments issued by the Peruvian Government in nuevos soles for an equivalent of US$227.0 million and in U.S. Dollars for US$276.3 million, the Colombian Government in U.S. Dollars for US$110.6 million, the Chilean Government in U.S Dollars for US$9.3 million, and the Brazilian Government in U.S. Dollars for US$3.0 million (US$786.7, US$153.8 and US$19.1 million, issued by the Peruvian, Colombian and Brazilian Goverments, respectively, as of December 31, 2009).  Their maturities are between January 2011 and November 2050 (between March 2010 and August 2046 as of December 31, 2009) and their effective annual rates range between 0.38 and 9.54 percent (between 1.06 and 9.50 percent as of December 31, 2009).

In April 2010, the Bank participated in an exchange program offered by the Peruvian Government by which the Bank exchanged 7.500 percent euro denominated Global Bonds due 2014 (“The 2014 Bonds”) for cash and new bonds 8.375 percent US$-Denominated Global Bonds due 2033, “The 2033 Bonds”.  The Bank received €90.4 million in cash and US$323.1 million in 2033 Bonds.  The Bank recorded the unrealized gain amounting to US$31.8 million as a realized gain in the caption “Net gain on sale of securities” of the consolidated statement of income.

Additionally, at the exchange date, the Bank terminated the related cross currency swaps (“CCS”) amounting to US$318.3 million that were part of its fair value hedge strategy, generating a loss amounting to approximately US$15.7 million, which is presented in the caption “Loss from hedging derivatives instruments” of the consolidated income statement, see note 20.

Notes to the consolidated financial statements (continued)

(f)
BCRP certificates of deposit are issued at discount, acquired in public auctions and negotiated in the Peruvian secondary market.  As of December 31, 2010, the balance of BCRP certificates of deposit is comprised by US$48.9 million of certificates settled in U.S. Dollars, and S/.884.8 million of certificates settled in nuevos soles, equivalent to US$315.0 million; their annual effective interest rates range between 3.03 and 3.09 percent for certificates settled in U.S. Dollars, and between 3.01 and 3.45 percent for certificates settled in nuevos soles and their maturities are between January and June 2011.

As of December 31, 2009, the balance comprised S/.4,467.1 million, equivalent to US$1,545.7 million, corresponding to certificates settled in nuevos soles; their annual effective interest rates ranged between 1.13 y 1.39 percent and their maturities were between January and July 2010.

During 2010, at their maturity date, BCRP certificates of deposit in nuevos soles were replaced by BCRP fixed term deposits (DPBCRP), see note 4.

(g)
Restricted mutual funds comprise participation quotas in the private pension funds managed by the Group as required by Peruvian regulations.  They have disposal restrictions and their profitability is the same as the one obtained by the private pension funds managed.

(h)
As of December 31, 2010 and 2009, certificates of deposits issued by the Central Bank of Bolivia are mainly denominated in Bolivianos, had maturities between January and December 2011 and between January and December 2010, respectively, and are discounted at annual effective rates that range between 0.11 and 0.81 percent and between 1.50 and 11.77 percent, respectively.

As of December 31, 2009, the Group entered into Repo transactions in Bolivianos with its clients for an equivalent of US$35.0 million using these securities.  At that date, these transactions earned interest at market rates in Bolivia and with maturities in February 2010.  The related liability is presented in the caption “Deposits and obligations”, see note 12.

(i)
The participation quotas in the Fund "Requirement of Cash Assets" (RAL for its Spanish acronym) are denominated in Bolivianos and U.S. Dollars; and amount approximately to Bolivianos 178.4 million, equivalent to US$25.7 million, and US$54.5 million, respectively (Bolivianos 170.1 million, equivalent to US$24.4 million, and US$59.9 million, respectively, as of December 31, 2009).  Comprise investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public.  RAL fund has restrictions for its use and is required for all banks established in Bolivia.  As of December 31, 2010 and 2009 it accrues interest in Bolivianos and U.S. Dollars at annual effective rates of 4.50 and 10.25 percent..

(j)
Collaterized mortgage obligations correspond to senior tranches and have maturities between January 2011 and January 2047 (between May 2033 and January 2047 as of December 31, 2009) and accrues interest at annual effective rates that ranges between 2.76 and 11.85 percent (between 3.43 and 13.70 percent as of December 31, 2009).

Notes to the consolidated financial statements (continued)

(k)
Corresponds to debt instruments issued by US Government – Agencies and Sponsored Entities.  Their maturities are between July 2011 and August 2038 (between January 2010 and August 2038 as of December 31, 2009) and earned interest at annual effective rates between 1.61 and 5.86 percent (between 3.98 and 5.77 percent as of December 31, 2009).

(l)
As of December 31, 2010, the unrealized gains on listed securities arises mainly from shares in Banco de Crédito e Inversiones de Chile – BCI Chile, Inversiones Centenario S.A., Alicorp S.A.A. and Edelnor S.A., which amounted to US$212.5, US$57.5, US$67.7 and US$39.6 million, respectively (US$70.9, US$41.2, US$25.6 and US$22.8 million, respectively, as of December 31, 2009).

(m)
As of December 31, 2010 and 2009, the Group maintains interest rate swaps (“IRS”), which were designated as fair value hedges of fix bonds denominated in U.S. Dollars issued by the Peruvian Government, corporate and international financial entities, for a notional amount of US$54.6 million (US$55.0 million as of December 31, 2009), see note 11 (b); through the IRS these bonds were economically converted to variable rate.  The IRS have maturities between July 2015 and June 2019.

In addition to the CCS explained in paragraph (e), as of December 31, 2009, the Group maintained forward exchange contracts which were designated as cash flow hedge for a notional amount of US$71.2 million, related to bonds issued by the Colombian Government denominated in Pesos Colombianos, which matured on March 1, 2010; see note 11(b).

(n)
As of December 31, 2010, the Group entered into Repo transactions over corporate and government bonds for approximately US$250.0 million, with maturity in June 2012; the related liability is presented in the caption “Deposits and obligations”, see note 12.

(o)	Amortized cost and estimated fair value of investments available-for-sale classified by contractual maturity are as follows:

	2010		2009
	Amortized cost	Fair value	Amortized cost	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)

Up to 3 months	499,506	551,049	1,419,936	1,451,352
From 3 months to 1 year	358,952	360,334	919,290	922,408
From 1 to 3 years	459,529	471,609	505,941	524,139
From 3 to 5 years	425,033	440,222	677,097	722,548
Over 5 years	1,271,108	1,366,220	993,436	1,076,816
Without maturity (shares)	119,016	540,515	141,535	330,733

Total	3,133,144	3,729,949	4,657,235	5,027,996

Notes to the consolidated financial statements (continued)

6.	Loans, net
(a)	This item is made up as follows:

	2010	2009
	US$(000)	US$(000)
Direct loans -
Loans	9,836,155	7,927,451
Leasing receivables	2,359,236	1,997,562
Credit card receivables	1,305,883	1,059,433
Discounted notes	477,709	349,126
Factoring receivables	250,974	163,443
Advances and overdrafts	104,495	47,147
Refinanced and restructured loans	76,707	59,459
Past due and under legal collection loans	209,908	184,567
	14,621,067	11,788,188
Add (less) -
Accrued interest	97,294	80,316
Unearned interest	(343,003)	(282,869)
Allowance for loan losses (d)	(415,703)	(354,355)

Total direct loans, net	13,959,655	11,231,280

Indirect loans, note 19(a)	3,135,211	2,528,135
(b)	Loans by class are as follows:

	2010	2009
	US$(000)	US$(000)

Commercial loans	10,760,767	8,566,659
Residential mortgage loans	2,145,093	1,753,736
Consumer loans	1,715,207	1,467,793

Total	14,621,067	11,788,188

(c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

Notes to the consolidated financial statements (continued)

(d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2010
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	243,796	41,471	90,782	376,049
Provision	87,125	8,398	79,159	174,682
Recoveries of written-off loans	19,867	2,517	12,221	34,605
Loan portfolio written-off	(63,128)	(853)	(78,755)	(142,736)
Translation result	1,904	791	3,302	5,997

Ending balances (*)	289,564	52,324	106,709	448,597

	2009
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	161,170	30,832	56,061	248,063
Provision	79,551	9,781	74,060	163,392
Recoveries of written-off loans	12,984	939	10,005	23,928
Acquisition of Edyficar, note 2	19,443	106	1,356	20,905
Loan portfolio written-off	(32,364)	(958)	(54,605)	(87,927)
Translation result	3,012	771	3,905	7,688

Ending balances (*)	243,796	41,471	90,782	376,049

	2008
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	184,584	14,454	30,662	229,700
Provision (recoveries)	(10,667)	16,024	43,403	48,760
Recoveries of written-off loans	19,956	808	10,515	31,279
Loan portfolio written-off	(31,595)	(291)	(27,422)	(59,308)
Translation result	(1,108)	(163)	(1,097)	(2,368)

Ending balances (*)	161,170	30,832	56,061	248,063

(*)
The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately US$415.7 and US$32.9 million, respectively, as of December 31, 2010 (approximately US$354.4 and US$21.7 million; and US$224.3 and US$23.7 million, as of December 31, 2009 and 2008, respectively).  The allowance for indirect loan losses is included in the caption “Other liabilities” of the consolidated statements of financial position, note 11(a).

Notes to the consolidated financial statements (continued)

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2010 and 2009 and 2008 has been established in accordance with IAS 39 and is sufficient to cover probable losses on the loan portfolio.

(e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

(f)
Interest on past due for more than 90 days and under legal collection loans are recognized when collected. Interest income that would have been recorded for these loans in accordance with their original contract terms and have not been recognise as income amounts to approximately US$38.5, US$27.9 and US$17.0 as of December 31, 2010, 2009 and 2008, respectively.

(g)	As of December 31, 2010 and 2009, the direct gross loan portfolio classified by maturity, based on the remaining period to repayment date is as follows:

	2010	2009
	US$(000)	US$(000)

Outstanding loans -
Up to 1 year	6,812,586	6,269,810
From 1 to 3 years	3,404,766	2,077,950
From 3 to 5 years	1,805,760	1,218,240
Over 5 years	2,388,047	2,037,621

Past due loans -
Up to 4 months	68,601	70,602
Over 4 months	64,158	64,105
Under legal collection	77,149	49,860

Total	14,621,067	11,788,188

7.	Financial assets designated at fair value through profit or loss
(a)	This item is made up as follows:

	2010	2009
	US$(000)	US$(000)

Indexed certificates (b)	139,554	115,007
Unit Linked financial assets (c)	39,501	20,663

	179,055	135,670

(b)
In connection with the liabilities that result from Credicorp´s stock appreciation rights (SARs), (note 18), BCP signed several contracts with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited, Citigroup Capital Market Inc. (collectively hereinafter “Citigroup”) and Credit Agricole Corporate and Investment Bank (hereinafter “Calyon”).  These contracts consist of the purchase of certificates indexed to the performance of Credicorp Ltd. (BAP) shares, in the form of “warrants” issued by Citigroup and Calyon, with the same number of Credicorp Ltd. shares.  These certificates are cash settled and their final settlement price is equivalent to the daily volume-weighted average of the per share price for BAP shares on each business day, on which Citigroup or any of its affiliates or Calyon effects any transactions with respect to BAP shares in order to unwind its position established and maintained to hedge its price and market risk with respect to the issued certificates.

Notes to the consolidated financial statements (continued)

The certificates have a maturity of 5 years but can be settled anytime before their maturity, partially or totally.  As of December 31, 2010 and 2009, the Group had acquired 1,152,414 and 1,472,414 certificates, respectively, at a total cost of US$70.9 and US$87.8 million, respectively (US$61.5 and US$67.8 per certificate on average, respectively).  At those dates, the estimated market value amounted to US$139.6 and US$115.0 million, respectively (US$121.1 and US$78.1 per certificate on average, as of December 31, 2010 and 2009, respectively).  For the year 2010, the gain resulting from the difference between cost and estimated market value amounted to approximately US$58.1 million (gain of US$37.3 million for the year 2009) and has been recorded in the caption “Net gain on financial assets and liabilities designated at fair value through profit or loss” of the consolidated statement of income, according to the accounting principle described in note 3(x).

(c)
The Group issues unit linked life insurance contracts whereby the policyholder bears the investment risk on the assets held in the unit linked funds as the policy benefits are directly linked to the value of the assets in the fund.  The Group’s exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.  For the year 2010, the gain resulting from the difference between cost and estimated market value for these financial assets amounted to approximately US$6.4 million (US$5.5 million for the year 2009) and is presented in the caption “Net gain on financial assets and liabilities designated at fair value through profit or loss” of the consolidated statement of income, according to the accounting principles described in note 3(x).  The offsetting of this effect is included in gross premiums which are part of the caption “Net premiums earned” of the consolidated statement of income in note 22.

Notes to the consolidated financial statements (continued)

8.	Receivable and payable accounts from insurance contracts
(a)
As of December 31, 2010 and 2009, the caption “Premiums and other policies receivable” includes balances which primarily due in a current period, have no collaterals and present no material past due balances.

(b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2010	2009
	US$(000)	US$(000)

Beginning balances	137,098	165,144
Reported claims of premiums ceded, note 23	31,618	51,895
Premiums ceded unearned during the year, note 22(**)	32,421	(15,381)
Premiums assumed	22,882	8,304
Settled claims of premiums ceded by facultative contracts	18,895	18,713
Collections and other	(82,665)	(91,577)

Ending balances	160,249	137,098

Accounts receivable as of December 31, 2010 and 2009, include US$49.0 and US$16.6 million, respectively, which correspond to the unearned portion of the ceded premiums to the reinsurers.

Accounts payable:

	2010	2009
	US$(000)	US$(000)

Beginning balances	48,009	55,841
Premiums ceded to reinsurers by facultative contracts	94,416	72,925
Coinsurance granted	11,774	12,171
Payments and other	(93,424)	(92,928)

Ending balances	60,775	48,009

Accounts payable to reinsurers are primarily related to the proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess of loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period. The net movement of the accounts payable of automatic contracts (mainly excess of loss) as well as reinstallation premiums of the years 2010 and 2009 are included in the concept “Payments and other” for US$33.3 million and U$30.9 million, respectively, see note 22.

Notes to the consolidated financial statements (continued)

9.	Property, furniture and equipment, net
(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2010 and 2009, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	40,290	294,673	117,601	89,010	234,860	28,741	24,714	829,889	784,993
Additions	2,366	697	1,829	8,280	12,237	9,295	45,480	80,184	45,051
Acquisition of Edyficar, note 2(b)	-	-	-	-	-	-	-	-	11,806
Transfers	-	-	9,529	1,532	1,935	2,001	(14,997)	-	-
Sales and other	-	(515)	(909)	(1,236)	(3,814)	(785)	-	(7,259)	(11,961)

Balance as of December 31	42,656	294,855	128,050	97,586	245,218	39,252	55,197	902,814	829,889

Accumulated depreciation -
Balance as of January 1	-	153,372	76,893	64,080	186,136	10,873	-	491,354	455,535
Depreciation for the year	-	7,834	7,755	4,140	21,873	3,250	-	44,852	41,872
Acquisition of Edyficar, note 2(b)	-	-	-	-	-	-	-	-	3,551
Sales and other	-	(424)	(814)	(1,073)	(3,652)	(342)	-	(6,305)	(9,604)

Balance as of December 31	-	160,782	83,834	67,147	204,357	13,781	-	529,901	491,354

Net book value	42,656	134,073	44,216	30,439	40,861	25,471	55,197	372,913	338,535

(b)	Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

(c)
As of December 31, 2010, Credicorp and its Subsidiaries have property available for sale for approximately US$23.5 million, net of its accumulated depreciation amounting to approximately US$9.8 million (US$24.2 and US$9.6 million, respectively, as of December 31, 2009).

(d)
Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations.  In Management’s opinion, as of December 31, 2010 and 2009 there is no evidence of impairment of the Group’s property, furniture and equipment.

Notes to the consolidated financial statements (continued)

10.	Intangibles assets and goodwill, net
(a)	Intangibles –
The movement of finite useful lives intangible assets for the years ended December 31, 2010 and 2009 is as follows:

Description	Client relationships	Rights of use	Brand name	Software and developments	Other	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	94,952	-	13,159	158,903	30,064	297,078	224,062
Additions	-	20,000	-	18,107	30,237	68,344	52,675
Acquisition of Edyficar, note 2(b)	-	-	-	-	-	-	22,684
Transfers	-	-	-	27,971	(27,971)	-	-
Disposals and other	-	-	-	(2,207)	-	(2,207)	(2,343)
Balance as of December 31	94,952	20,000	13,159	202,774	32,330	363,215	297,078

Accumulated amortization -
Balance as of January 1	13,959	-	105	73,586	8,911	96,561	67,719
Amortization of the year	5,136	-	710	30,427	1,164	37,437	29,227
Acquisition of Edyficar, note 2(b)	-	-	-	-	-	-	1,072
Disposals and other	-	-	-	(1,974)	-	(1,974)	(1,457)
Balance as of December 31	19,095	-	815	102,039	10,075	132,024	96,561

Net book value	75,857	20,000	12,344	100,735	22,255	231,191	200,517

During the years ended December 31, 2010 and 2009, Credicorp capitalized disbursements related to the implementation and development of sundry computer systems in BCP (mainly SAP-ERP).

Notes to the consolidated financial statements (continued)

(b)	Goodwill -
This item is made up as follows:

	2010	2009
	US$(000)	US$(000)
Goodwill -
Edyficar, note 2 (b)	50,696	50,696
Prima AFP	44,594	44,594
Banco de Crédito del Perú	18,733	18,733
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	13,007	13,007
Atlantic Security Holding Corporation	10,660	10,660
Corporación Novasalud Perú S.A. EPS	3,744	3,744

Book value, net	141,434	141,434

Management annually assesses goodwill to identify any impairment; assumptions used are consistent with previous years.  As of December 31, 2010 and 2009, Management concluded that there is no impairment in the recorded goodwill.

11.	Other assets and other liabilities
(a)	These items are made up as follows:

	2010	2009
	US$(000)	US$(000)
Other assets
Financial instruments
Value added tax credit	183,295	152,548
Accounts receivable	106,134	61,086
Derivatives receivable (b)	84,945	97,341
Income tax prepayments, net	23,982	59,175
Operations in process (c)	17,300	35,597
	415,656	405,747
Non-financial instruments
Deferred income tax asset, note 17(c)	109,373	84,070
Prepaid expenses	90,484	66,213
Deferred fees	43,318	30,130
Investments in associates	10,701	8,541
Other	21,677	18,365
	275,553	207,319

Total	691,209	613,066

Notes to the consolidated financial statements (continued)

	2010	2009
	US$(000)	US$(000)

Other liabilities
Financial instruments:
Accounts payable	223,822	173,523
Payroll, taxes, salaries and other personnel expenses	196,290	173,953
Derivatives payable (b)	136,670	167,849
Allowance for indirect loan losses, note 6(d)	32,894	21,694
Operations in process (c)	25,771	19,221
Contributions	20,136	25,874

	635,583	582,114
Non-financial instruments
Deferred income tax liability, note 17(c)	165,236	89,406
Provision for sundry risks (d)	19,425	27,225
Other	20,994	12,803

	205,655	129,434

Total	841,238	711,548

(b)
The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place changes.

The table below presents the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts.  The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured, see note 19(a).

Notes to the consolidated financial statements (continued)

		2010
	Note	Assets	Liabilities	Notional amount	Hedged instrument
		US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward exchange contracts		17,400	10,640	2,628,195	-
Interest rate swaps		29,807	32,307	699,800	-
Currency swaps		17,334	12,532	463,104	-
Options		549	309	103,616	-

Derivatives held as hedges -
Cash flow hedge (ii):
Interest rate swaps	13(a)(i)(*)	-	2,159	136,667	Due to banks
Interest rate swaps	15(a)(vii)	-	70,495	863,005	Secured notes issued
Cross currency swaps	15(a)(i)(*)	11,842	-	123,862	Bonds issued
Cross currency swaps	15(a)(i)	396	50	15,687	Bonds issued
Cross currency swaps and interest rate swaps	15(a)(i)	7,617	5,029	113,362	Bonds issued

Fair value hedge:
Interest rate swaps	5(m)	-	3,149	54,560	Investments available-for-sale

		84,945	136,670	5,201,858

Notes to the consolidated financial statements (continued)

		2009
	Note	Assets	Liabilities	Notional amount	Hedged instrument
		US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward exchange contracts		39,611	19,138	2,614,381	-
Interest rate swaps		29,023	31,695	618,006	-
Currency swaps		14,245	12,025	435,518	-
Options		198	161	24,374	-

Derivatives held as hedges -
Cash flow hedge (ii):
Forward exchange contracts	5(m)	-	13,532	71,180	Investments available for-sale
Interest rate swaps	13(a)(i)(*)	-	11,395	410,000	Due to banks
Interest rate swaps	15(a)(vii)	1,706	65,243	965,198	Secured notes issued
Cross currency swaps	15(a)(i)(*)	1,737	-	111,508	Bonds issued
Cross currency swaps	15(a)(i)	24	106	15,687	Bonds issued
Cross currency swaps and interest rate swaps	15(a)(i)	7,761	2,855	113,362	Bonds issued

Fair value hedge:
Cross currency swaps	5(e)	2,464	11,646	318,325	Investments available-for-sale
Interest rate swaps	5(m)	572	53	55,047	Investments available-for-sale

		97,341	167,849	5,752,586

(i)
Derivatives held for trading are principally negotiated to satisfy client’s needs.  The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.  Also, this caption includes any derivatives which does not comply IAS 39 hedging accounting requirements.

As of December 31, 2010, forward exchange contracts have maturities between January 2011 and December 2012 (between January 2010 and October 2011 as of December 31, 2009).
As of December 31, 2010, interest rate swaps and currency swaps have maturities up to August 2022 and September 2022, respectively (up to February 2019 and April 2019, as of December 31, 2009, respectively).

As of December 31, 2010, the options have maturities between January 2011 and May 2012 (between January 2010 and October 2010 as of December 31, 2009).

Notes to the consolidated financial statements (continued)

(ii)
The Group is exposed to variability in future interest cash flows on assets and liabilities in foreign currency and/or which bear interest variable rates.  The Group uses derivatives financial instruments as cash flow hedges to cover these risks.

A scheduled indicating, as of December 31, 2010, the periods when the cash flows hedges are expected to occur is presented below:

	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
	US$(000)	US$(000)	US$(000)	US$(000)

Cash outflows (liabilities)	(328,838)	(271,811)	(283,672)	(10,901)

Consolidated income statement	(24,751)	(30,545)	(12,218)	(1,142)

As of December 31, 2010, the accumulated balance of unrealized loss on cash flow hedges recorded as other comprehensive income in the cash flow hedge reserve, results from the current hedges (unrealized loss for approximately US$68.7 million) and the terminated hedge in 2009 (unrealized gain for approximately US$11.7 million) which is being recognized over the maturity of the underlying financial instrument, see note 15(a)(iv).  Likewise, the transfer of net loss on cash flow hedges to the consolidated income statement is presented in note 16(c).

(c)
Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final consolidated statements of financial position account until the first days of the following month.  These transactions do not affect the Group’s net consolidated income.

Notes to the consolidated financial statements (continued)

(d)	The movement of the provision for sundry risks for the years ended on December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Beginning balance	27,225	47,512	24,038
Provision (i), note 24	8,440	14,425	37,549
Decreases	(16,240)	(34,712)	(14,075)

Ending balance	19,425	27,225	47,512

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

Due to the nature of its business, the Group has some pending legal claims for which it records a provision when, in Management’s and its legal advisor’s opinion, they will result in an additional liability and such amount can be reliably estimated.  Regarding legal claims against the Group which have not been provided for, in Management’s and its legal advisor’s opinion, they will not have a material effect on the Group’s consolidated financial statements.

12.	Deposits and obligations
(a)	This item is made up as follows:

	2010	2009
	US$(000)	US$(000)

Time deposits (c)	6,464,769	4,751,861
Demand deposits	5,581,392	4,521,746
Saving deposits	4,244,750	3,539,665
Severance indemnity deposits	1,313,122	1,069,506
Client - Repurchase agreements, note 5(h) and (n)	250,000	35,000
Bank’s negotiable certificates	163,681	114,401

	18,017,714	14,032,179

Interest payable	50,404	52,919

Total	18,068,118	14,085,098

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on their average balance; on the other hand balances that are lower than a specified amount deposits, do not bear interest.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

Notes to the consolidated financial statements (continued)

(b)	The amounts of non-interest and interest bearing deposits and obligations are made up as follows:

	2010	2009
	US$(000)	US$(000)
Non-interest bearing deposits and obligations
In Peru	3,745,788	2,613,118
In other countries	614,782	684,877
	4,360,570	3,297,995
Interest bearing deposits and obligations
In Peru	12,386,046	8,772,219
In other countries	1,271,098	1,961,965
	13,657,144	10,734,184

Total	18,017,714	14,032,179

(c)	Time deposits balance classified by maturity is as follows:

	2010	2009
	US$(000)	US$(000)

Up to 3 months	5,239,027	3,384,624
From 3 months to 1 year	939,104	1,134,480
From 1 to 3 years	244,426	147,135
From 3 to 5 years	42,212	82,088
More than 5 years	-	3,534
Total	6,464,769	4,751,861

As of December 31, 2010 and 2009, in Management’s opinion, the Group’s deposits and obligations are widely diversified with no significant concentrations.

Notes to the consolidated financial statements (continued)

13.	Due to banks and correspondents
(a)	This item is made up as follows:

	2010	2009
	US$(000)	US$(000)

International funds and others (i)	1,957,166	1,051,739
Promotional credit lines (ii)	145,984	81,550
Inter-bank funds	133,240	29,031
	2,236,390	1,162,320
Interest payable	8,056	5,118

Total	2,244,446	1,167,438

(i)	This item is made up as follows:

	2010	2009
	US$(000)	US$(000)

Syndicated loans (*)	486,667	410,000
Corporación Andina de Fomento - CAF	200,000	202,941
Bank of America N.A.	165,000	45,000
Wells Fargo & Co.	140,000	60,000
Citibank N.A.	135,000	71,552
Toronto Dominion Bank	110,000	-
Standard Chartered Bank	100,721	51,030
Banco Latinoamericano de Comercio de Panamá	100,000	-
JP Morgan Chase Bank	75,000	-
Bank of New York	65,000	30,000
Sumitomo Mitsui Banking Corp.	65,000	-
Mercantil Commercebank	64,000	39,000
Commerzbank	63,000	-
Deutsche Bank AG	43,449	-
Atlantic Private Placement Pool SPC	35,000	-
Other	109,329	142,216

Total	1,957,166	1,051,739

(*)
As of December 31, 2010, the balance includes a syndicated loan obtained from foreign entities for an amount of US$350.0 million, with maturity on October, 2013, with principal and interest payments every semester, considering a fix interest rate of 2.25 percent for the first semester and Libor 6m+1.75 percent for the following semesters.  Also, as of December 31, 2010 and 2009, the balance includes a syndicated loan amounting to US$136.7 million and US$410.0 million, respectively, obtained from several international financial entities, with maturity on March 2011 and an interest rate of Libor plus 0.75 percent during 2010 and Libor plus 0.85 percent during 2011.  This syndicated loan, subject to variable interest rate risk, has been hedged through interest rate swaps (IRS) for the same notional amount and maturities; as a result, this loan was economically converted to fix rate, see note 11(b).

Notes to the consolidated financial statements (continued)

As of December 31, 2010, these loans have maturities between January 2011 and May 2019 (between January 2010 and February 2019 as of December 31, 2009) and their annual interest rate is between 0.02 and 12.00 percent (between 0.73 and 12.00 percent as of December 2009).

Some of these borrowings include standard covenants related to financial ratios, use of funds and other administrative matters, which in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the dates of the consolidated financial statements.

(ii)
Promotional credit lines represent loans granted to BCP by Corporación Financiera de Desarrollo (COFIDE) to promote the development of Peru, they have maturities between January 2011 and November 2030 and their annual interest rates are between 6.00 and 7.75 percent (between January 2010 and December 2029 and annual interest rate between 6.25 and 7.75 percent as of December 31, 2009).  These credit lines are secured by a loan portfolio amounting to US$146.0 and US$81.6 million as of December 31, 2010 and 2009, respectively.

Promotional credit lines include standard covenants related to financial ratios, use of funds and other administrative matters which, in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the dates of the consolidated financial statements.

(b)	As of December 31, 2010 and 2009, maturities of due to banks and correspondents are shown below, based on the remaining period to the repayment date:

Due to banks and correspondents	2010	2009
	US$(000)	US$(000)

Up to 3 months	943,797	622,342
From 3 months to 1 year	469,682	235,913
From 1 to 3 years	715,951	210,125
From 3 to 5 years	41,427	31,048
More than 5 years	65,533	62,892

Total	2,236,390	1,162,320

(c)
As of December 31, 2010 and 2009, credit lines granted by several local and foreign financial institutions, available for future operating activities or to settle capital commitments amounted to US$3,559.1 million (US$1,812.2 million as of December 31, 2009).

Notes to the consolidated financial statements (continued)

14.	Technical reserves, insurance claims reserves and reserves for unearned premiums
(a)	This item is made up as follows:

	2010
	Reserves for direct claims	Claims assumed	Technical reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	84,919	-	758,807	843,726
General insurance	126,649	1,063	156,808	284,520
Health insurance	41,393	38	26,646	68,077

Total	252,961	1,101	942,261	1,196,323

	2009
	Reserves for direct claims	Claims assumed	Technical reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	70,960	-	630,183	701,143
General insurance	139,539	2,828	112,804	255,171
Health insurance	38,625	8	23,844	62,477

Total	249,124	2,836	766,831	1,018,791

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR).  Reported claims are adjusted on the basis of technical reports received from independent adjusters.  Claims to be paid by the reinsurers and coinsurers are shown as ceded claims, which are presented in the caption “Accounts receivable from reinsurers and coinsurers”.

As of December 31, 2010, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of US$25.3, US$2.1 and US$19.2 million, respectively (US$20.2, US$4.3 and US$19.3 million, respectively, as of December 31, 2009).

During 2010 and previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant.  Retrospective analysis indicates that the amounts provisioned are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2010 and 2009.

The movement for the years ended December 31, 2010 and 2009 of insurance claims and technical reserves is as follows:

Notes to the consolidated financial statements (continued)

(b)	Insurance claims reserves (direct and assumed):

	2010
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	70,960	142,367	38,633	251,960
Claims	102,821	82,763	161,606	347,190
Payments	(92,268)	(97,326)	(159,201)	(348,795)
Translation result	3,406	(92)	393	3,707

Final balance	84,919	127,712	41,431	254,062

	2009
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	64,553	170,109	37,768	272,430
Claims	80,970	108,397	148,985	338,352
Payments	(76,301)	(136,315)	(149,731)	(362,347)
Translation result	1,738	176	1,611	3,525

Final balance	70,960	142,367	38,633	251,960

(c)	Technical reserves:

	2010
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	630,183	112,804	23,844	766,831
Time course expenses and other	32,196	-	-	32,196
Unearned premium reserves and annual variation, net	(410)	44,150	3,369	47,109
Insurance subscriptions	157,198	-	-	157,198
Payments	(34,616)	-	-	(34,616)
Translation result	(25,744)	(146)	(567)	(26,457)

Final balance	758,807	156,808	26,646	942,261

Notes to the consolidated financial statements (continued)

	2009
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	553,127	124,846	17,367	695,340
Time course expenses and other	16,384	-	-	16,384
Unearned premium reserves and annual variation, net	3,393	(14,016)	6,580	(4,043)
Insurance subscriptions	79,990	-	-	79,990
Payments	(8,122)	-	-	(8,122)
Translation result	(14,589)	1,974	(103)	(12,718)

Final balance	630,183	112,804	23,844	766,831

As of December 31, 2010 and 2009, no additional reserves were needed as a result of the liability adequacy test.  The main assumptions used in estimation of Retirement, disability and survival fixed pensions and traditional life and unit linked insurance contracts reserves as of those dates, were the following:

Modality	Mortality Table	Technical rates

Retirement, disability and survival fixed pensions	RV - 2004, B - 85, MI - 85, B - 2006 and MI - 2006	4.49% - 5.22% in US$ and 3.20% - 3.55% in S/.
Traditional life and unit linked insurance contracts	CSO 80 adjustable	4.00% - 5.00% in US$

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2010, are the interest rates and the mortality tables used.  The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival fixed pensions contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, being the results as follows:

Notes to the consolidated financial statements (continued)

	Amount of the	Variation of the reserve
Variables	reserve	Amount	Percentage
	US$(000)	US$(000)%

Portfolio in US$ - Basis amount	424,327
Changes in interest rates: + 100 bps	385,671	(38,656)	(9.11)
Changes in interest rates: - 100 bps	470,285	45,958	10.83
Changes in Mortality tables to 105%	419,675	(4,652)	(1.10)
Changes in Mortality tables to 95%	429,239	4,912	1.16

Portfolio in S/ - Basis amount	73,151
Changes in interest rates: + 100 bps	65,264	(7,887)	(10.78)
Changes in interest rates: - 100 bps	82,925	9,774	13.36
Changes in Mortality tables to 105%	72,630	(521)	(0.71)
Changes in Mortality tables to 95%	73,704	553	0.76

Notes to the consolidated financial statements (continued)

15.	Bonds and notes issued
(a)	This item is made up as follows:

	Weighted average annual interest rate
	2010	2009	Maturity	2010	2009
	%	%		US$(000)	US$(000)

Senior notes (vi)	5.38	-	September 2020	796,010	-
Corporate bonds	5.95	6.04	Between March 2011 and July 2018	425,298	440,092
Junior subordinated notes (iii)	9.75	9.75	November 2069	224,350	249,700
Subordinated notes (iv)	7.17	7.17	October 2022	160,239	154,329
Subordinated bonds	7.33	7.35	Between October 2012 and May 2027	136,665	113,281
Leasing bonds (ii)	6.81	7.11	Between February 2011 and August 2018	134,365	188,265
Subordinated negotiable certificates notes (v)	6.95	6.95	November 2021	113,482	117,560
Negociable certificates of deposit – Edyficar	4.23	5.96	November 2011	17,077	6,531
Mortgage bonds (ii)	7.63	7.67	Between January 2011 and April 2012	4,956	10,504
CCR Inc. MT100 – secured notes (vii)	-	-	Between October 2012 and July 2017	963,225	1,089,221
				2,975,667	2,369,483

Interest payable				26,031	13,490

Total				3,001,698	2,382,973

Notes to the consolidated financial statements (continued)

(i)	During 2010 and 2009, the Group made the following debt issuances:

Issuances 2010	Amount	Currency	Maturity	Rate
	US$(000)

Senior notes BCP -
First issuance (vi)	800,000	US$	2020	5.38

Negotiable certificates of deposit – Edyficar
Third issuance – First program	17,077	US$	2011	4.23

Issuances 2009

Subordinated notes BCP -
Junior Subordinated Notes -BCP (iii)	250,000	US$	2069	9.75

Corporate Bonds BCP -
Fourth issuance - Series A, B, C and D	63,465	Nuevo sol	2014	6.31 - 6.88
Fifth issuance – Series A	17,301	Nuevo sol	2013	5.31

	80,766

Subordinated Bonds BCP -
Fourth issuance - Series A, B, C and D	113,822	US$	2016	6.53 – 8.50

Corporate Bonds BCP Emisiones Latam 1 S.A. -
First issuance – Series A (*)	111,508	UF	2014	3.50

(*)
BCP Emisiones Latam 1 S.A., issued corporate bonds (Series A) denominated in “Chilean Unidades de Fomento – UF” for UF 2.7 million.  The Group can redeem 100 percent of the bonds only if the legal reserve funds legislation and tax law, related to income tax and value added tax change in Peru, Panama or Chile.  As of December 31, 2010 and 2009, the balance amounts to US$123.9 million and US$111.5 million, respectively.  This debt, subject to foreign exchange risk, has been hedged through cross currency swaps (CCS) for a notional amount equal to the principal and with the same maturity, see note 11(b); as a result, these bonds were economically converted to US$ Dollars.

During 2010, redeemed corporate and leasing bonds amounted to US$37.1 million and US$55.3 million, respectively (US$6.9 million and US$34.6 million, respectively, during 2009).
As of December 31, 2010 and 2009, the Group has hedged fix corporate and leasing bonds issued in Peruvian currency for a notional amount of US$113.4 million and US$15.7 million, respectively, subject to foreign exchange and variable interest risks.  The corporate bonds have been hedged through CCS and IRS, and leasing bonds through CSS; bonds were economically converted to U.S. Dollars at fix rate, see note 11(b).  CCS and IRS have maturities between April 2011 and March 2015.

(ii)	Leasing and mortgages bonds are collateralized by the fixed assets financed by the Group.

Notes to the consolidated financial statements (continued)

(iii)
In November 2009, BCP through its Panama branch issued Junior Subordinated Notes for US$250.0 million in the international market with principal maturity on 2069.  This debt accrues a fixed annual interest rate of 9.75 percent for the first 10 years, with semiannual payments.  After the first 10 years, in November 2019, interest rate will be Libor 3 months plus 816.7 basis points, with quarterly payments; at that date and or any interest payment date, BCP can redeem 100 percent of the notes, without penalties and after fulfilling certain requirements.  As of December 31, 2010 Credicorp Ltd. and PPS holds US$22.5 and US$3.1 million of said notes which were eliminated for consolidation purposes, respectively (as of December 31, 2009, only PPS holds US$0.3 million).

Interest payments are non-cumulative such that, if an interest payment is not made in full or cancelled as set forth due to: BCP’s rights to cancel interest payments, a mandatory prohibition established by SBS, or if the SBS determines that BCP is in non-compliance with applicable minimum regulatory capital; the unpaid interest will not accrue or be due nor payable at any time and shall not constitute an acceleration event.  In those cases, BCP will not, and will not cause its majority owned subsidiaries to declare, pay or distribute a dividend for a period of time established since the interest payments are not cancelled.

This debt does not have collateral and qualifies as Tier 1 capital for SBS regulations.

(iv)
In October 2007, BCP through its Panama branch issued Subordinated Notes for S/.483.3 million in the international market with principal maturity on 2022.  This debt accrues a fixed annual interest rate of 7.17 percent for the first 10 years, with semiannual payments.  After the first 10 years, interest rate will be the market interest rate for sovereign bonds issued by the Peruvian Government with maturity on 2037, plus 150 basis points, with semiannual payments.  At that date, BCP can redeem 100 percent of the notes, without penalties.

Notes to the consolidated financial statements (continued)

Cash flow of this debt, subject to foreign exchange risk and interest rate risk, were hedged, until October 2009 through CCS and IRS, note 11(b); at that date, the Group discontinued prospectively the combined cash flow hedge of CCS and IRS through their unwinding.  The cumulative gain from the fair value of these hedging instruments amounting to US$5.1 and US$6.6 million, respectively, previously recognized in the consolidated statements of comprehensive income, is being recognized in the consolidated income statement during the remaining term of the hedged liability (subordinated notes), see note 11(b)(ii).

(v)
These certificates were issued in U.S. Dollars and accrue a fixed annual interest rate of 6.95 percent for the first 10 years (November 2016), with payment each six months.  After the first 10 years, the interest rate will change to a variable interest rate, established as Libor plus 2.79 percent, with semiannual payments.  At the end of the first 10 years, the Group can redeem 100 percent of the debt, without penalties.

(vi)
The senior bonds have maturities in September 2020 and bear interests at an annual fixed rate of 5.38 percent, payable in semesters.  Principal will be paid at maturity date or when the Group decides to redeem the senior bonds.

(vii)
All issuances are secured by the collection of BCP’s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

Notes to the consolidated financial statements (continued)

This item is made up as follows:

	Interest	Maturity	2010	2009
	%		US$(000)	US$(000)

CCR Inc. MT-100, Payment rights master Trust -
2005 Series A Floating Rate Certificates	Libor 1m + 21 bps	10/10/2012	43,105	213,110
2006 Series A Floating Rate Certificates	Libor 1m + 24 bps	10/03/2016	31,851	100,000
2007 Series A Floating Rate Certificates	Libor 1m + 28 bps	10/07/2017	-	350,000
2007 Series B Floating Rate Certificates	Libor 1m + 25 bps	10/07/2014	-	150,000
2008 Series A Fixed Rate Certificates	6.27	10/06/2015	108,523	126,111
2008 Series B Floating Rate Certificates	Libor 1m + 225 bps	10/12/2015	147,500	150,000
2010 Series A Floating Rate Certificates	Libor 1m + 47.5 bps	10/10/2012	98,526	-
2010 Series B Floating Rate Certificates	Libor 1m + 57.6 bps	10/03/2016	59,153	-
2010 Series C Floating Rate Certificates	Libor 1m + 44.5 bps	10/07/2017	338,803	-
2010 Series D Floating Rate Certificates	Libor 1m + 36.1 bps	10/07/2014	135,764	-

Total			963,225	1,089,221

The 2005-A, 2006-A, 2007-A and 2007-B notes were issued with a financial guaranty insurance policy from AMBAC Assurance Corporation (“AMBAC”), which secured the timely payment of scheduled principal and certain accrued interest.  In 2010 and in order to terminate the financial guaranty insurance policy from AMBAC, BCP made an exchange offer to holders of these notes, whereby the balance existing notes were replaced by new notes with similar terms and maturities.

As of December 31, 2010 and 2009 all issuances subject to variable interest rates were hedged through interest rate swaps (IRS); as a result they were economically converted to fix rate, see note 11(b).

Notes to the consolidated financial statements (continued)

(b)	Bonds and notes issued, classified by maturity are shown below:

	2010	2009
	US$(000)	US$(000)

Up to 3 months	83,970	48,280
From 3 months to 1 year	291,214	172,597
From 1 to 3 years	462,827	586,103
From 3 to 5 years	506,242	587,078
More than 5 years	1,631,414	975,425

Total	2,975,667	2,369,483
Bonds and notes issued have certain financial and operating covenants which, in Management’s opinion, the Group is in compliance at the date of the consolidated statements of financial position.

16.	Equity
(a)	Share capital -
As of December 31, 2010, 2009 and 2008, 94,382,317 shares of capital stock were issued at US$5 per share.

(b)	Treasury stock -
As of December 31, 2010, treasury stock comprises the par value of 14,941,833 Credicorp’s shares (14,847,842 and 14,620,842 Credicorp’s shares as of December, 31, 2009 and 2008, respectively) owned by the Group’s companies.

The difference between their acquisition cost of US$209.2 million and their par value of US$74.6 million (as of December 31, 2009 and 2008 acquisition cost of US$198.0 million and US$186.5 million, respectively and their par value of US$74.2 million and US$73.1 million, respectively) is presented as a reduction of “Capital surplus”.

(c)	Reserves -
In accordance with Peruvian regulation, a reserve of up to at least 35 percent of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10 percent of their net income.  In accordance with Bolivian regulation, a reserve of up to at least 50 percent of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10 percent of their net income.  As of December 31, 2010, 2009 and 2008, these reserves amounted to approximately US$369.3, US$242.9 and US$231.7 million, respectively.

The Shareholders’ meetings held on March 26, 2010, March 31, 2009 and March 28, 2008 agreed to transfer from “Retained earnings” to “Reserves” amounts of US$331.6, US$238.1 and US$228.2 million, respectively.

Notes to the consolidated financial statements (continued)

The caption “Other reserves” includes the unrealized net gain (loss) from available-for-sale investments and from derivatives instruments used as cash flows hedge net of its corresponding deferred income tax, and non-controlling interest; its movement is as follows:

	Unrealized net gain (loss) of:
	Available-for-sale investments reserve	Cash flow hedge reserve	Total
	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2008	216,983	(37,433)	179,550

Net unrealized loss from available-for-sale investments	(164,302)	-	(164,302)
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss	(35,684)	-	(35,684)
Transfer of impairment on investment available-for-sale to income statement	55,732	-	55,732
Net unrealized loss on cash flow hedge	-	(94,937)	(94,937)
Transfer of net realized loss from cash flow hedge to the income statement	-	14,248	14,248

Balances as of December 31, 2008	72,729	(118,122)	(45,393)

Net unrealized gain from available-for-sale investments	319,041	-	319,041
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss	(112,618)	-	(112,618)
Transfer of impairment on investment available-for-sale to income statement, note 5(c)	9,825	-	9,825
Net unrealized gain from cash flow hedge, note 11(b)(ii)	-	30,317	30,317
Transfer of net realized loss from cash flow hedge to the income statement, note 11(b)(ii)	-	36,274	36,274

Balances as of December 31, 2009	288,977	(51,531)	237,446

Net unrealized gain from available-for-sale investments	191,305	-	191,305
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss	(59,785)	-	(59,785)
Transfer of impairment on investment available-for-sale to income statement, note 5(c)	3,250	-	3,250
Net unrealized loss on cash flow hedge, note11(b)(ii)	-	(44,584)	(44,584)
Transfer of net realized gain from cash flow hedge to the income statement, note 11(b)(ii)	-	39,089	39,089

Balances as of December 31, 2010	423,747	(57,026)	366,721

Notes to the consolidated financial statements (continued)

(d)	Components of other comprehensive income -
The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivatives financial instruments used as cash flows hedges; its movement is as follows:

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Available-for-sale investments:

Net unrealized gain (loss) from available-for-sale investments	191,305	319,041	(164,302)
Transfer of net realized gain from investments available-for-sale to the income statement, net of realized loss	(59,785)	(112,618)	(35,684)
Transfer of impairment on investment available-for-sale to income statement	3,250	9,825	55,732
Sub total	134,770	216,248	(144,254)
Available-for-sale non-controlling interest on investment available-for-sale	22,795	45,019	(32,876)

Income tax	67,696	7,283	(21,516)
	225,261	268,550	(198,646)

Cash flow hedge:
Net unrealized gain (loss) on cash flow hedge	(44,584)	30,317	(94,937)
Transfer of net realized loss (gain) from cash flow hedge to the income statement	39,089	36,274	14,248
Sub total	(5,495)	66,591	(80,689)
Non-controlling interest of cash flow hedge	(138)	875	(604)
Income tax	(1,686)	(1,442)	-

	(7,319)	66,024	(81,293)

(e)	Dividend distribution -
During 2010, 2009 and 2008, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$135.5, US$119.3 and US$119.6 million, respectively.

The Board of Directors Meeting dated on February 23, 2011 agreed to declare a cash dividend of US$1.95 per Common Share for a total amount of approximately US$184.0 million, corresponding to the results of 2010, which was paid in cash on March 13, 2011.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment.  Dividends paid by the Peruvian subsidiaries to Credicorp are subject to a withholding tax of 4.1 percent.

Notes to the consolidated financial statements (continued)

(f)	Equity for legal purposes (Regulatory capital) -
As of December 31, 2010 and 2009, the regulatory capital for Credicorp’s subsidiaries engaged in financial and insurance activities in Peru calculated following SBS regulations amounted to approximately US$2,391.3 and US$2,221.1 million, respectively.  As of December 31, 2010, the consolidated regulatory capital for Credicorp exceeds by approximately US$514.8 million the minimum regulatory capital required by the SBS (approximately US$660.3 million as of December 31, 2009).

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

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama.  For the three years ended December 31, 2010, 2009 and 2008, no taxable income was generated from its operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2010	2009	2008
	%	%	%

Peruvian statutory income tax rate	30.00	30.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) (Decrease) increase arising from net income of subsidiaries not domiciled in Peru	(0.36)	0.26	4.39
(ii) Non-taxable income, net	(4.73)	(3.98)	(14.90)
(iii) Translation results not considered for tax purposes	(1.24)	(4.74)	3.38

Effective income tax rate	23.67	21.54	22.87

Notes to the consolidated financial statements (continued)

(b)	Income tax expense as of December 31, 2010, 2009 and 2008 comprises:

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Current -
In Peru	200,195	143,925	110,365
In other countries	3,219	3,127	3,537
	203,414	147,052	113,902
Deferred -
In Peru	(16,333)	(8,552)	(4,394)

Total	187,081	138,500	109,508

The deferred income tax has been calculated on all temporary differences considering an income tax rate of 30 percent.

(c)	The following table presents a summary of the Group’s deferred income tax:

	2010	2009
	US$(000)	US$(000)

Assets
Allowance for loan losses, net	56,163	40,830
Share-based compensation rights provision	19,253	14,539
Reserve for sundry risks, net	9,250	11,369
Non-accrued interest	780	1,763
Tax loss carry-forward – PPS	-	251
Other	23,927	15,318
Deferred income tax asset	109,373	84,070

Liabilities
Unrealized net gains on investments	(97,010)	(29,314)
Intangibles assets, net	(23,049)	(24,960)
Indexed certificates	(20,710)	(7,388)
Deferred commissions	(8,312)	(7,996)
Leasing operations, net	(2,196)	(2,303)
Gain for difference tax exchange	(917)	(1,434)
Other	(13,042)	(16,011)
Deferred income tax liability	(165,236)	(89,406)

Net deferred income tax liability	(55,863)	(5,336)

Notes to the consolidated financial statements (continued)

Credicorp and its subsidiaries have recorded a deferred income tax as part of the equity caption “Other reserves” for US$66.0,US$14.1 and US$19.6 million, as of December 31, 2010, 2009 and 2008, respectively, related to the income tax effects of unrealized gains and losses on investments available for sale and cash flow hedges.  Likewise, the Group recognized the deferred tax liability arising from the acquisition of Edyficar (Note 2 (b)) and AFP Prima (year 2006) for approximately US$25.4 million (approximately US$24.3 million, as of December 31, 2009).

(d)
The Peruvian Tax Authority has the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries up to four years after their filing.  From the review of the subsidiaries’ tax returns by the Tax Authority no significant additional taxes arose from the consolidated financial statements.  Management of each subsidiary has filed an appeal in the applicable cases.  Tax returns not yet reviewed by the Peruvian Tax Authority are the following:

Banco de Credito del Perú	2007 - 2010
Pacifico Peruano Suiza	2007 - 2010
Prima AFP	2008 - 2010
Pacífico Vida	2007 - 2010
Edyficar	2008 - 2010

Any additional tax arising as a result of the Tax Authority review will be charged to income in the year when such additional tax is determined.  At present, it is not possible to estimate the adjustments that the Tax Authority may determine; however, in Management’s opinion, it is not expected that any additional tax will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2010 and 2009.

18.	Share-based compensation plans
(a)	Stock appreciation rights -
As indicated in note 3(w), Credicorp has granted stock appreciation rights (SARs) to certain key employees who have at least one year serving Credicorp or any of its subsidiaries.  At the grant date and in each one of the subsequent three years, the granted SARs may be exercised up to 25 percent of all SARs granted in the plan.  The SARs expire up to April, 2014.

Notes to the consolidated financial statements (continued)

The number of outstanding SARs and their exercise prices are as follows:

Year of Issuance	Number of outstanding SARs issued as of December 31, 2010	Number of Vested SARs as of December 31		Exercise price
		2010	2009	2010	2009
				US$	US$

2002	-	-	52,500	5.28	5.98
2003	36,500	36,500	96,900	6.47	7.17
2004	87,500	87,500	118,750	9.29	9.99
2005	107,500	107,500	155,000	14.30	15.00
2006	171,300	171,300	226,250	23.62	24.32
2007	168,310	168,310	214,831	23.62	24.32
2008 (*)	224,045	206,589	174,045	23.62	24.32
	795,155	777,699	1,038,276

(*)	Since April 2008, no more SARs were granted and, on April 2009, a new supplementary plan was implemented to benefit the same employees in the form of stock awards, see (b).

Credicorp’s Management has estimated the SARs´ fair value as of December 31, 2010 and 2009, using the binomial option pricing model, considering the following market information:

Key assumptions	2010		2009

Expected volatility		37.91%		37.48%
Risk free interest rate		3.55%		4.23%
Expected lifetime	2.75 years		3.93 years
Quoted price of Credicorp shares at year-end	US$	118.91	US$	77.02

The expected life of the SARs is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur.  The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the SARs is indicative of future trends, which may also not necessarily be the actual outcome.

Notes to the consolidated financial statements (continued)

The movement of SARs for the years ended December 31, 2010 and 2009 is as follows:

	2010			2009
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)

Balance as of January 1	1,147,463	1,038,276	60,488	2,215,225	1,617,818	42,987
SARs Modification (*)	-	-	-	(451,143)	(451,143)	-
Vested	-	88,683	8,451	-	366,845	19,333
Exercised	(349,260)	(349,260)	(28,272)	(495,244)	(495,244)	(17,761)
Decrease	(3,048)	-	-	(121,375)	-	-
Increase in the option fair value	-	-	36,322	-	-	15,929
Balance as of December 31	795,155	777,699	76,989	1,147,463	1,038,276	60,488

(*)	On April 2009, the number of outstanding SARs and their exercise prices were modified; these changes did not have an impact on the recorded liability.

Credicorp assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.  Credicorp estimates said income tax over the basis of the liability recorded for the vested benefits.

The liabilities, recorded for this plan, including the above mentioned income tax, are included in the consolidated statements of financial position caption “Other liabilities – Payroll taxes, salaries and other personnel expenses”, note 11(a), and the expenses in the consolidated income statement caption “Salaries and employees benefits”.  Modifications to SARs prices were informed to the Group’s employees.

During 2009 and 2008, the Group signed several contracts by which it acquired certificates linked to the yield of Credicorp’s shares, see note 7(b).

(b)	Stock awards (“equity-settled transaction”)
Under this new plan, Credicorp grants its own shares to the plan beneficiaries.  Shares granted will vest up to 33.3 percent of all granted shares in each one of the subsequent three years to the grant date (April of each year).

Notes to the consolidated financial statements (continued)

The fair value of stock awards granted is estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs (see paragraph (a) above), taking into account the terms and conditions upon which the shares were granted.  Credicorp assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.  Credicorp estimates said income tax over the basis of the fair value of the shares granted at the grant date.

The movement of Stock Awards for the years ended December 31, 2010 and 2009 is as follows:

	Granted stocks	Vested stocks	Expense	Deferred expense
			US$(000)	US$(000)

Granted in 2009	227,000	-	-	11,487
Vested in 2009	-	104,042	5,850	(5,850)
Balance as of December 31, 2009	227,000	104,042	5,850	5,637
Granted in 2010	169,658	-	-	15,002
Vested in 2010 (2009)	-	81,972	3,563	(3,563)
Vested in 2010 (2010)	-	77,760	7,639	(7,639)
Balance as of December 31, 2010	396,658	263,774	17,052	9,437

Notes to the consolidated financial statements (continued)

19.	Off-balance sheet accounts
(a)	This item is made up as follows:

	2010	2009
	US$(000)	US$(000)

Contingent credits - indirect loans (b)
Guarantees and stand by letters	2,718,200	2,108,761
Import and export letters of credit	417,011	419,374
	3,135,211	2,528,135

Derivatives
Held for trading, note 11(b)
Forward currency contracts - buy	1,794,215	1,381,973
Forward currency contracts - sell	833,980	1,232,408
Interest rate swaps	699,800	618,006
Currency swaps	463,104	435,518
Options	103,616	24,374
Held as hedges, note 11(b)
Cash flow hedge:
Interest rate swaps	999,672	1,375,198
Cross currency swaps	139,549	127,195
Cross currency swaps and interest rate swaps	113,362	113,362
Forward exchange contracts	-	71,180
Fair value hedge:
Interest rate swap	54,560	55,047
Cross currency swap	-	318,325
	5,201,858	5,752,586

Responsibilities under credit lines agreements (c)	2,449,807	1,557,674

Total	10,786,876	9,838,395

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

Notes to the consolidated financial statements (continued)

(c)	Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

20.	Interest and dividend income and interest expenses
These items are made up as follow:

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Interest and dividend income
Interest on loans	1,218,728	1,062,046	963,940
Interest on investments available-for-sale	191,971	183,309	296,853
Interest on due from banks	32,337	15,918	75,266
Interest on trading securities	4,824	3,320	1,168
Dividends from investments available-for-sale and trading securities	11,615	9,715	12,189
Other interest income	12,233	38,617	33,428

Total	1,471,708	1,312,925	1,382,844
Interest expenses
Interest on deposits and obligations	(156,106)	(226,875)	(360,238)
Interest on bonds and notes issued	(124,311)	(91,319)	(90,083)
Interest on due to banks and correspondents	(43,532)	(27,328)	(66,491)
Loss from hedging derivatives instruments	(25,692)	(10,593)	(502)
Other interest expenses	(64,480)	(64,449)	(44,303)

Total	(414,121)	(420,564)	(561,617)

During 2010, 2009 and 2008, the interest income accrued on impaired financial instruments recognized in the consolidated income statement amounted to US$7.2, US$5.0 and US$4.7 million, respectively.

21.	Banking services commissions
This item is made up as follows:

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Maintenance of accounts and transfers and credit and debit card services	251,840	196,642	180,512
Funds management	125,605	100,160	102,760
Collection services	49,836	42,841	26,795
Contingent loans fees	43,781	33,339	30,174
Commissions for banking services	22,038	14,657	12,851
Brokerage and custody services	7,473	10,130	10,075
Other	24,322	39,050	31,080
Total	524,895	436,819	394,247

Notes to the consolidated financial statements (continued)

22.	Net premiums earned
This item is made up as follows:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	US$(000)	US$(000)	US$(000)	US$(000)%

2010
Life insurance	156,611	(7,544)	-	149,067	-
Health insurance	203,635	(2,817)	3,355	204,173	1.64
General insurance	204,236	(84,935)	7,752	127,053	6.10

Total	564,482	(95,296)	11,107	480,293	2.31
2009
Life insurance	127,569	(6,120)	-	121,449	-
Health insurance	174,396	(2,536)	2,967	174,827	1.70
General insurance	232,369	(110,613)	6,650	128,406	5.18

Total	534,334	(119,269)	9,617	424,682	2.26

2008
Life insurance	110,730	(2,484)	6	108,252	-
Health insurance	169,410	(2,692)	-	166,718	-
General insurance	218,563	(105,431)	5,801	118,933	4.88

Total	498,703	(110,607)	5,807	393,903	1.47

(*)	Includes the annual variation of the technical and unearned premiums reserves.
(**)	“Premiums ceded to reinsurers, net” include:
(i)	US$33.3 million for automatic contracts (mainly excess of loss) and reinstallation premiums (US$30.9 million in the year 2009).
(ii)	US$94.4 million for facultative contracts and a gain of US$32.4 for unearned premiums ceded reserves (a loss of US$72.9 and US$15.4 million in the year 2009).

Notes to the consolidated financial statements (continued)

23.	Net claims incurred for life, property and casualty and health insurance contracts
This item is made up as follows:

	2010
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	102,821	82,763	161,606	347,190
Ceded claims	(2,719)	(27,849)	(1,050)	(31,618)

Net insurance claims	100,102	54,914	160,556	315,572

	2009
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	80,971	108,397	148,985	338,353
Ceded claims	(1,762)	(49,149)	(984)	(51,895)

Net insurance claims	79,209	59,248	148,001	286,458

	2008
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	88,059	163,251	155,387	406,697
Ceded claims	(1,693)	(61,361)	(1,733)	(64,787)

Net insurance claims	86,366	101,890	153,654	341,910

Notes to the consolidated financial statements (continued)

24.	Other income and expenses
These items are made up as follow:

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Other income
Income from the sale of seized assets	5,373	4,092	12,895
Real estate rental income	4,309	4,035	7,743
Recoveries of other accounts receivable and other assets	1,749	8,520	2,859
Other	19,237	15,497	14,175
Total other income	30,668	32,144	37,672

Other expenses
Commissions from insurance activities	39,796	42,701	39,364
Sundry technical insurance expenses	17,413	13,574	9,158
Provision for sundry risks, note 11(d)	8,440	14,425	37,549
Provision for other accounts receivables	2,613	9,590	3,288
Other	22,957	16,524	13,584

Total other expenses	91,219	96,814	102,943

25.	Earnings per share
The net earnings per ordinary share has been determined over the net income attributable to equity holders of Credicorp as follows:

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Net income attributable to equity holders of Credicorp (in thousands of U.S. Dollars)	571,302	469,785	357,756

Number of shares:
Ordinary shares, note 16(a)	94,382,317	94,382,317	94,382,317
Less - treasury shares	(14,847,842)	(14,620,842)	(14,620,842)
Acquisition of treasury shares, net	(70,494)	(170,250)	-
Weighted average number of ordinary shares for basic earnings	79,463,981	79,591,225	79,761,475

Plus - effect of dilution	201,168	72,243	-
Stock awards
Weighted average number of ordinary shares adjusted for the effect of dilution	79,665,149	79,663,468	79,761,475

Basic earnings per share (in U.S. Dollars)	7.19	5.90	4.49
Diluted earnings per share (in U.S. Dollars)	7.17	5.90	4.49

Notes to the consolidated financial statements (continued)

26.	Operating segments
For management purposes, the Group is organized into four operating segments based on products and services as follows:

Banking -
Principally handling loans, credit facilities, deposits and current accounts, and providing investment banking services, including corporate finance, for corporate, individual and institutional customers.

Insurance -
Principally granting commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance.

Pension funds -
Providing private pension fund management services to individuals.

Brokerage and other -
Including the structuring and placement of primary market issuances and the execution and trading of secondary market transactions.  In addition, offers local securitization structuring to corporate entities, management of mutual funds, and other services.

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

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in 2010, 2009 and 2008.

Notes to the consolidated financial statements (continued)

(i)	The following table presents income and certain asset information recording the Group´s operating segments (in millions of U.S. Dollars) for the years ended 31 December 2010, 2009 and 2008:

	External income	Income from other segments	Eliminations	Total income (*)	Operating income (**)	Provision for loan losses, net of recoveries	Depreciation and amortization	Impairment of available–for–sale investments	Income before translation result and income tax	Translation result and income tax	Net income	Capital expenditures, intangible assets and goodwill	Total assets

2010
Banking	2,042	72	(72)	2,042	1,037	(179)	(66)	(3)	662	(120)	542	139	25,957
Insurance	578	30	(30)	578	232	-	(6)	-	94	(13)	81	7	1,716
Pension funds	87	-	-	87	-	-	(10)	-	38	(9)	29	2	258
Brokerage and other	50	63	(63)	50	(47)	4	-	-	(28)	(21)	(49)	1	482

Total consolidated	2,757	165	(165)	2,757	1,222	(175)	(82)	(3)	766	(163)	603	149	28,413

2009
Banking	1,820	66	(66)	1,820	831	(167)	(57)	(10)	502	(96)	406	163	20,106
Insurance	518	15	(15)	518	192	-	(5)	-	68	(4)	64	17	1,457
Pension funds	80	-	-	80	-	-	(9)	-	35	(10)	25	2	237
Brokerage and other	40	65	(65)	40	8	4	-	-	25	(16)	9	1	214

Total consolidated	2,458	146	(146)	2,458	1,031	(163)	(71)	(10)	630	(126)	504	183	22,014

2008
Banking	1,794	83	(83)	1,794	749	(53)	(44)	(44)	457	(114)	343	114	19,168
Insurance	454	15	(15)	454	116	-	(4)	(11)	(6)	6	-	14	1,231
Pension funds	71	1	(1)	71	-	-	(9)	-	20	(5)	15	3	224
Brokerage and other	50	62	(62)	50	8	4	-	(5)	25	(14)	11	3	198

Total consolidated	2,369	161	(161)	2,369	873	(49)	(57)	(60)	496	(127)	369	134	20,821

Notes to the consolidated financial statements (continued)

(ii)
The following tables presents (in millions of U.S. Dollars) the distribution of the Group’s external income, operating income, and non-current assets allocated based on the location of the customer and its assets, respectively for the years ended 31 December 2010, 2009 and 2008:

	2010			2009			2008
	Total income (*)	Operating income (**)	Non-current assets (***)	Total external income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)

Peru	2,540	1,158	687	2,226	958	624	2,020	803	547
Panama	46	13	-	46	13	-	204	19	-
Cayman Islands	69	7	-	66	1	-	21	(4)	10
Bolivia	83	33	19	107	50	17	112	52	17
United States of America	16	13	40	10	7	39	12	3	2
Chile	3	(2)	-	3	2	-	-	-	-

Total consolidated	2,757	1,222	746	2,458	1,031	680	2,369	873	576

(*)	Includes total interest and dividend income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

Notes to the consolidated financial statements (continued)

27.	Transactions with related parties
(a)
The Group’s consolidated financial statements as of December 31, 2010 and 2009 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp’s ) and enterprises which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

(b)	The following table shows the main transactions with related parties as of December 31, 2010 and 2009:

	2010	2009
	US$(000)	US$(000)

Direct loans	265,566	214,182
Investments available-for-sale and trading securities	120,486	92,749
Deposits	101,979	82,051
Contingent credits	26,994	20,122
Derivatives at fair value	(1,335)	(283)
Interest income related to loans – income	7,002	4,896
Interest expense related to deposits - expense	1,707	1,680
Other income	2,327	1,196
(c)
All transactions with related parties are made in accordance with normal market conditions available to other customers.  As of December 31, 2010, direct loans to related companies are secured by collaterals, and had maturities between January 2011 and November 2018 and accrued an annual average interest rate of 5.91 percent (as of December 31, 2009 had maturities between January 2010 and November 2018 and accrued an annual average interest rate of 5.50 percent).  Likewise, as of December 31, 2010, the Group maintain an allowance for loan losses to related parties amounted to US$0.1 million (as of December 31, 2009, the Group does not maintain allowance for loan losses to related parties).

(d)
As of December 31, 2010 and 2009, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company.  As of December 31, 2010 and 2009, direct loans to employees, directors and key Management amounted to US$140.0 and US$133.3 million, respectively; said loans are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Credicorp or any of its Subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

(e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2010, 2009 and 2008, comprised the following:

	2010	2009	2008
	US$(000)	US$(000)	US$(000)

Salaries	5,893	4,720	5,625
Share-based compensation plans, note 18	19,418	4,717	27,362
Directors’ compensations	2,090	1,698	1,303
Other	5,825	1,415	8,209

Total	33,226	12,550	42,499

(f)
As of December 31, 2010 and 2009, the Group has participations in different mutual funds and hedge funds managed by certain Group’s Subsidiaries; said participations are classified as trading securities or Investments available-for-sale and amounted to approximately US$58.5 and US$62.4 million, respectively.

Notes to the consolidated financial statements (continued)

28.	Financial instruments classification
The following are the carrying amounts of the financial assets and liabilities captions in the consolidated statements of financial position, by categories as defined under IAS 39:

	As of December 31, 2010						As of December 31, 2009
	Financial assets liabilities designated at fair value						Financial assets liabilities designated at fair value
	Held for trading or hedging	At inception	Loans and receivables	Investments available-for-sale	Liabilities at amortized cost	Total	Held for trading	At inception	Loans and receivables	Investments available-for-sale	Liabilities at amortized cost	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	-	-	8,582,855	-	-	8,582,855	-	-	3,836,658	-	-	3,836,658
Trading securities	115,568	-	-	-	-	115,568	70,774	-	-	-	-	70,774
Investments available-for-sale	-	-	-	3,768,248	-	3,768,248	-	-	-	5,079,606	-	5,079,606
Loans, net	-	-	13,959,655	-	-	13,959,655	-	-	11,231,280	-	-	11,231,280
Financial assets designated at fair value through profit or loss	-	179,055	-	-	-	179,055	-	135,670	-	-	-	135,670
Premiums and other policies receivable	-	-	129,136	-	-	129,136	-	-	121,338	-	-	121,338
Accounts receivable from reinsurers and coinsurers	-	-	160,249	-	-	160,249	-	-	137,098	-	-	137,098
Due from customers on acceptances	-	-	70,331	-	-	70,331	-	-	96,423	-	-	96,423
Other assets, note 11	84,945	-	330,711	-	-	415,656	97,341	-	308,406	-	-	405,747

	200,513	179,055	23,232,937	3,768,248	-	27,380,753	168,115	135,670	15,731,203	5,079,606	-	21,114,594

Liabilities
Deposits and obligation	-	-	-	-	18,068,118	18,068,118	-	-	-	-	14,085,098	14,085,098
Due to banks and correspondents	-	-	-	-	2,244,446	2,244,446	-	-	-	-	1,167,438	1,167,438
Bankers’ acceptances outstanding	-	-	-	-	70,331	70,331	-	-	-	-	96,423	96,423
Accounts payable to reinsurers and coinsurers	-	-	-	-	60,775	60,775	-	-	-	-	48,009	48,009
Bonds and notes issued	-	-	-	-	3,001,698	3,001,698	-	-	-	-	2,382,973	2,382,973
Other liabilities, note 11	136,670	-	-	-	498,913	635,583	167,849	-	-	-	414,265	582,114

	136,670	-	-	-	23,944,281	24,080,951	167,849	-	-	-	18,194,206	18,362,055

Notes to the consolidated financial statements (continued)

29.	Financial risk management
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

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in equities, bonds, currencies and interest rates.

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
The Group’s Board of Directors and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries (BCP, PPS, ASHC, Edyficar and Prima AFP) responsible for managing and monitoring risks, as further explained bellow:

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

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Group.  The effectiveness of hedges is assessed by the Risk Management Department (based on economic considerations rather than the IFRS hedge accounting regulations).  The effectiveness of all the hedge relationships is monitored monthly.  In situations of ineffectiveness, the Group will enter into a new hedge relationship to mitigate risk on a continuous basis.

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

29.1.	Credit risk -
(a)
The Group takes on exposure to credit risk, which is the risk that a counterparty will cause a financial loss by failing to discharge an obligation.  Credit risk is the most important risk for the Group’s business therefore; Management carefully manages its exposure to credit risk.  Credit exposures arise principally in lending activities that lead to loans, and investment activities that bring debt securities and other bills into the Group’s asset portfolio.  There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose the Group to similar risks to loans (direct loans); they are both mitigated by the same control processes and policies.  Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statements of financial position.

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

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, and to geographical and industry segments.  Such risks are monitored on a revolving basis and subject to frequent reviews.  Limits in the level of credit risk by product, industry sector and by geographic segment are approved by the Board of Directors.

Notes to the consolidated financial statements (continued)

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and principal repayment obligations and by changing these lending limits where appropriate.  Some other specific control and mitigation measures are outlined below:

(i)	Collateral
The Group employs a range of policies and practices to mitigate credit risk.  The most traditional of these is the taking of security for loans granted.  The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation.  Main collaterals accepted for loans and advances are mortgages over residential properties; liens over business assets such as premises, inventory and accounts receivable; and liens over financial instruments such as debt securities and equities.

Longer-term finance and lending to corporate entities are generally secured; revolving individual credit facilities and loans to micro entrepreneurs are generally unsecured.  In addition, in order to minimize credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument.  Debt securities, treasury and other eligible bills are generally unsecured, with the exception of asset-backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses.  It is the Group’s policy to dispose of repossessed properties in an orderly manner.  The proceeds are used to reduce or repay the outstanding claim.  In general, the Group does not use repossessed properties for its own business.

Notes to the consolidated financial statements (continued)

(ii)	Derivatives
The Group maintains strict control limits on net open derivative positions (for example, the difference between purchase and sale contracts), by both amount and term.  The amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (for example, an asset when fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding.  This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements.  Collateral or other security is not usually obtained for credit risk exposures on these instruments.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash, securities or equity.  Daily settlement limits are established for each counterparty in order to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

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

In order to manage credit risk, as part of the Group’s Risk Management Department, see note 29(a), there is a Risk Management Service Unit whose major functions are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, time term, among others.

Also, a Risk Assessment Committee has been established comprising three directors, the Chief Executive Officer, the Chief Financial Officer, the Deputy Chief Executive Officer, the Risk Division Manager, the Risk Management Department Manager, Central Manager Retail Banking, Central Manager Wholesale Banking, the Credit Division Manager and the Internal Audit department Manager as an observer.  Each of the financial indicators prepared by the Risk Management Service Unit are analyzed by this committee on a monthly basis to subsequently evaluate the policies, procedures and limits currently effective at the Group to ensure that an efficient and effective risk management is always in place.

At the same time, the Group has a Credit Division, which establishes the overall credit policies for each and all the businesses in which the Group decides to take part.  Said credit policies are set forth based on the guidelines established by the Board of Directors and keeping in mind the statutory financial laws and regulations.  It’s main activities are: establish the client credit standards and guidelines (evaluation, authorization and control), follow the guidelines established by the Board of Directors and General Management as well as those established by governmental regulatory bodies, review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits, monitor credit-granting activities within the different autonomous bodies, among others.

Notes to the consolidated financial statements (continued)

(b)
The maximum exposure to credit risk as of December 31, 2010 and 2009, before the effect of mitigation through any collateral, is the book value of each class of financial assets indicated in note 29.7 and the contingent credits detailed in note 19(a).

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan portfolio and investments based on the following:

-	98 percent of the gross loan portfolio is categorized in the top two grades of the internal rating system as of December 31, 2010 (97 percent as of December 31, 2009);

-	96 percent of the loan portfolio is considered to be neither past due nor impaired as of December 31, 2010 (94 percent as of December 31, 2009);

-
67 percent of the investments have at least investment credit rating (BBB- or higher) or are debt securities issued by BCRP (not rated) as of December 31, 2010 (77 percent as of December 31, 2009); and

-
10 percent and 74 percent of the cash and due from banks represent amounts deposited in the Group’s vaults or in the BCRP (including overnight operations), respectively, as of December 31, 2010 (18 percent and 55 percent, respectively, as of December 31, 2009).

(c)	Credit risk management for loans -
Credicorp classifies its loan portfolio into one of five risk categories, depending upon the degree of risk of non-payment of each debtor.  The categories used are: (i) normal - A, (ii) potential problems - B, (iii) substandard - C, (iv) doubtful - D and (v) loss - E, which have the following characteristics:

Notes to the consolidated financial statements (continued)

Normal (Class A): Debtors of corporate and commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation.  To place a loan in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required.  Consumer loans are categorized as Class A if payments are current or up to eight days past-due.  Residential mortgage loans warrant Class A classification if payments are current or up to thirty days past-due.

Potential problems (Class B): Debtors of commercial loans included in this category are those that at the time of the evaluation demonstrate certain deficiencies, which, if not corrected on a timely manner, imply risks with respect to the recovery of the loan.  Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, and market conditions that could affect the economic sector in which the debtor is active.  Consumer loans are categorized as Class B if payments are between 9 and 30 days late.  Residential mortgage loans become Class B when payments are between 31 and 60 days late.

Substandard (Class C): Debtors of commercial loans included in this category demonstrate serious financial weakness, often with operating results or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of their financial capacity.  Debtors demonstrating the same deficiencies that warrant classification as category B warrant classification as Class C if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms.  In addition, commercial loans are classified in this category when payments are between 61 and 120 days late.  Consumer loan are categorized as Class C if payments are between 31 and 60 days late.  Residential mortgage loans are classified as Class C when payments are between 61 and 120 days late.

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

Notes to the consolidated financial statements (continued)

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

The Group reviews its loan portfolio on a continuing basis in order to assess the completion and accuracy of its classifications.

All loans considered impaired (the ones classified as substandard, doubtful or loss) are analyzed by the Group’s Management, which addresses impairment in two areas: individually assessed allowance and collectively assessed allowance, as follows:

-	Individually assessed allowance -
The Group determines the appropriate allowance for each individually significant loan or advance on an individual basis.  Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve its performance once a financial difficulty has arisen, projected cash flows and the expected dividend payout should bankruptcy happens, the availability of other financial support including the realizable value of collateral, and the timing of the expected cash flows.  Impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group in order to reduce any differences between loss estimates and actual loss experience.

-	Collectively assessed allowance -
Allowance requirements are assessed collectively for losses on loans and advances that are not individually significant (including consumer, microcredit and residential mortgages) and for individually significant loans and advances where there is not yet objective evidence of individual impairment (included in categories A and B).  Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is not yet objective evidence of the impairment in an individual assessment.  Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired.  Local management is responsible for deciding the length of this period which can extend for as long as one year.  The impairment allowance is then reviewed by Management to ensure alignment with the Group’s overall policy.

Financial guarantees and letter of credit (indirect loans) are assessed and a provision estimated following a similar procedure as for loans.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is recorded.

Notes to the consolidated financial statements (continued)

When a loan is uncollectible, it is written off against the related provision for loan impairment.  Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined.  Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the consolidated income statements.

The following is a summary of the direct loans classified in three major groups: i) Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal or potential problems; ii) Past due but not impaired loans, comprising past due loans of clients classified as normal or with potential problems and iii) Impaired loans, or those past due loans of clients classified as substandard, doubtful or loss; presented net of the provision for loan losses for each of the loan classifications:

	As of December 31, 2010
	Commercial loans	Residential mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)
Neither past due nor impaired -
Normal	10,125,086	1,964,330	1,478,528	13,567,944	96
Potential problem	229,566	9,711	13,204	252,481	2

Past due but not impaired -
Normal	170,050	87,020	88,169	345,239	2
Potential problem	26,974	13,803	13,986	54,763	-

Impaired -
Substandard	67,117	22,544	38,943	128,604	1
Doubtful	63,329	21,271	36,745	121,345	1
Loss	78,645	26,414	45,632	150,691	1
Gross	10,760,767	2,145,093	1,715,207	14,621,067	103
Less: Allowance for loan losses	256,670	52,324	106,709	415,703	3
Total, net	10,504,097	2,092,769	1,608,498	14,205,364	100

Notes to the consolidated financial statements (continued)

	As of December 31, 2009
	Commercial loans	Residential mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)
Neither past due nor impaired -
Normal	7,853,574	1,585,761	1,254,928	10,694,263	94
Potential problem	321,864	26,962	11,437	360,263	3

Past due but not impaired -
Normal	154,075	74,621	76,312	305,008	3
Potential problem	36,525	17,690	18,091	72,306	-

Impaired -
Substandard	65,122	15,809	34,741	115,672	1
Doubtful	78,475	19,050	41,864	139,389	1
Loss	57,024	13,843	30,420	101,287	1
Gross	8,566,659	1,753,736	1,467,793	11,788,188	103
Less: Allowance for loan losses	222,104	41,470	90,781	354,355	3
Total, net	8,344,555	1,712,266	1,377,012	11,433,833	100

As of December 31, 2010 and 2009, renegotiated loans amounts to approximately US$76.7 and US$59.4 million, respectively, of which US$12.5 and US$6.5 million, respectively, are classified as neither past due nor impaired, US$0.1 and US$0.2 million past due but not impaired, and US$64.1 and US$52.7 million impaired but not past due.

The breakdown of the gross amount of impaired loans by class, along with the fair value of related collateral and the amounts of their allowance for loan losses is as follows:

	As of December 31, 2010
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	209,091	70,229	121,320	400,640

Fair value of collateral	122,067	67,417	11,760	201,244

Allowance for loan losses	111,853	28,944	70,340	211,137

Notes to the consolidated financial statements (continued)

	As of December 31, 2009
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	200,621	48,702	107,025	356,348

Fair value of collateral	97,265	34,378	12,113	143,756

Allowance for loan losses	86,749	11,551	64,361	162,661

(d)	Credit risk management on investments in trading securities and available-for-sale -
The Group evaluates the credit risk identified of each of the financial instruments in these categories, considering the risk rating granted to them by a risk rating agency.  For investments traded in Peru, the risk ratings use are those provided by the three most prestigious Peruvian rating agencies (authorized by the Peruvian government regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious.  In the event any subsidiary use a risk-rating prepared by any other risk rating agency, such risk-ratings are standardized with those provided by the afore-mentioned institutions for consolidation purposes.

The following table shows the analysis of the risk-rating of available-for-sale investments, provided by the institutions referred to above:

	As of December 31, 2010		As of December 31, 2009
	US$(000)%		US$(000)%

Instruments rated in Peru and abroad
AAA	299,628	8	341,344	7
AA- to AA+	259,364	7	283,103	6
A- to A+	502,794	13	470,347	9
BBB- to BBB+	1,101,255	29	1,284,826	25
BB- to BB+	271,452	7	324,118	6
Lower than B-	236,610	6	243,199	5
Unrated (*)	1,097,145	30	2,132,669	42
Total	3,768,248	100	5,079,606	100

(*)
As of December 31, 2010, includes principally US$363.9 million of Peruvian Central Bank Certificates of Deposit, which represent 9.66 percent of the investments available-for-sale balance (US$1,545.7 million, which represent 30.43 percent as of December 31, 2009).  It also includes US$529.3, US$11.1 and US$77.1 million of listed and non-listed equity securities and mutual funds, respectively (US$290.2, US$40.6 and US$174.5 million as of December 31, 2009, respectively).

Notes to the consolidated financial statements (continued)

(e)	Concentration of financial instruments exposed to credit risk:
As of December 31, 2010 and 2009, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2010					2009
	Designated at fair value through profit or loss					Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Central Reserve Bank of Perú	-	-	6,307,977	363,850	6,671,827	-	-	2,107,635	1,545,705	3,653,340
Financial services	66,423	158,849	2,535,756	1,203,625	3,964,653	114,185	125,912	2,058,327	1,243,021	3,541,445
Manufacturing	10,190	5,096	2,936,271	437,141	3,388,698	4	2,161	2,462,733	266,048	2,730,946
Mortgage loans	-	-	2,052,428	-	2,052,428	-	-	1,673,089	-	1,673,089
Commerce	1,278	758	1,875,832	78,706	1,956,574	1	-	1,282,188	68,740	1,350,929
Consumer loans	-	-	1,668,402	-	1,668,402	-	-	1,402,422	-	1,402,422
Electricity, gas and water	23,412	3,913	931,537	417,503	1,376,365	47	2,564	745,613	376,496	1,124,720
Leaseholds and real estate activities	40	-	909,174	69,627	978,841	-	-	468,229	49,401	517,630
Mining	21,856	8,266	860,521	83,292	973,935	2	3,781	667,970	109,351	781,104
Government and public administration	73,515	677	23,801	848,856	946,849	53,874	642	233,446	1,034,479	1,322,441
Micro-business loans	-	-	909,422	-	909,422	-	-	703,651	-	703,651
Communications, storage and transportation	239	837	710,116	165,589	876,781	2	-	554,944	154,305	709,251
Community services	5	-	416,630	-	416,635	-	-	322,429	-	322,429
Agriculture	88	-	284,419	7,007	291,514	-	-	269,882	8,002	277,884
Education, health and other services	573	-	173,028	36,878	210,479	-	-	151,569	119,006	270,575
Insurance	1,435	-	186,881	12,223	200,539	-	-	167,101	-	167,101
Construction	606	659	134,297	5,949	141,511	-	307	186,397	5,250	191,954
Fishing	74	-	131,830	160	132,064	-	-	119,123	291	119,414
Other	779	-	184,615	37,842	223,236	-	303	154,455	99,511	254,269

Total	200,513	179,055	23,232,937	3,768,248	27,380,753	168,115	135,670	15,731,203	5,079,606	21,114,594

Notes to the consolidated financial statements (continued)

As of December 31, 2010 and 2009, the financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2010
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	146,208	23,139	20,928,158	1,799,421	22,896,926
United States of America	44,413	155,002	968,809	1,005,354	2,173,578
Bolivia	263	-	861,967	188,274	1,050,504
Chile	662	-	34,772	324,140	359,574
Venezuela	-	60	133,251	45,633	178,944
Colombia	-	-	6,664	120,944	127,608
Europe	8,178	-	91,190	85,405	184,773
Other	789	854	208,126	199,077	408,846

Total	200,513	179,055	23,232,937	3,768,248	27,380,753

	2009
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	133,292	11,231	13,749,305	3,156,355	17,050,183
United States of America	23,596	123,570	806,511	943,922	1,897,599
Bolivia	21	-	727,883	216,016	943,920
Europe	4,276	-	154,131	122,527	280,934
Colombia	-	-	25,502	191,036	216,538
Chile	104	-	45,457	165,856	211,417
Venezuela	-	55	4,254	56,143	60,452
Other	6,826	814	218,160	227,751	453,551

Total	168,115	135,670	15,731,203	5,079,606	21,114,594

Notes to the consolidated financial statements (continued)

29.2.	Market risk-
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

The risks that trading portfolios face are managed through VaR historical simulation techniques; while non-trading portfolios are managed using Asset and Liability Management (ALM).

(a)	Trading Book -
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

The Group applies VaR to its trading portfolios to estimate the market risk of positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions.  The Risk Management Committee set limits on the level of risk that may be accepted.

VaR is a statistically-based estimate of the potential loss on the current portfolio from adverse market movements.  It expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent).  There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate.  The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).  The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR times the square root of 10.  The assessment of past movements has been based on historical one-year data.  The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation).

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements.
This adjustment will be exact only if the changes in the Portfolio in the following days have a normal distribution identical and independent; otherwise, the VAR to 10 days will be an approximation.

Notes to the consolidated financial statements (continued)

As of December 31, 2010 and 2009, the Group’s VaR by type of asset was as follows:
	2010	2009
	US$(000)	US$(000)

Equity securities	126	2
Fixed income	2,494	1,142
Swaps	1,109	580
Forwards	2,938	1,961
Consolidated VaR by type of asset	4,397	2,269

As of December 31, 2010 and 2009, the Group’s VaR by risk type is as follows:

	2010	2009
	US$(000)	US$(000)

Foreign exchange risk	1,767	985
Interest rate risk	3,593	1,802
Equity risk	126	2
Consolidated VaR by risk type	4,397	2,269

(b)	ALM Book -
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

Notes to the consolidated financial statements (continued)

The table below summarizes the Group’s exposure to interest rate risks.  It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2010
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	5,606,278	1,325,201	26,999	-	-	1,624,377	8,582,855
Investments	535,658	274,790	256,872	860,605	1,088,441	867,450	3,883,816
Loans, net	1,903,439	3,931,178	2,594,608	3,753,193	1,777,237	-	13,959,655
Assets designated at fair value through profit or loss	-	40	1,443	2,999	6,047	168,526	179,055
Premiums and other policies receivables	-	-	-	-	-	129,136	129,136
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	160,249	160,249
Other assets	-	-	-	-	-	1,518,414	1,518,414
Total assets	8,045,375	5,531,209	2,879,922	4,616,797	2,871,725	4,468,152	28,413,180

Liabilities
Deposits and obligations	6,366,203	4,150,629	2,629,260	518,882	42,574	4,360,570	18,068,118
Due to banks and correspondents	512,259	510,293	960,721	118,361	110,220	32,592	2,244,446
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	60,775	60,775
Technical, insurance claims reserves and reserves for unearned premiums	51,258	31,035	139,700	188,801	432,951	352,578	1,196,323
Bonds and notes issued	846,300	39,086	138,369	422,571	1,529,341	26,031	3,001,698
Other liabilities	-	-	-	-	-	911,569	911,569
Equity	-	-	-	-	-	2,930,251	2,930,251
Total liabilities and equity	7,776,020	4,731,043	3,868,050	1,248,615	2,115,086	8,674,366	28,413,180

Off-Balance sheet items
Derivatives assets	1,714,934	1,263,398	957,222	712,778	88,737	-	4,737,069
Derivatives liabilities	796,919	1,247,468	1,111,120	1,335,431	246,131	-	4,737,069
	918,015	15,930	(153,898)	(622,653)	(157,394)	-	-
Marginal gap	1,187,370	816,096	(1,142,026)	2,745,529	599,245	(4,206,214)	-

Accumulated gap	1,187,370	2,003,466	861,440	3,606,969	4,206,214	-	-

Notes to the consolidated financial statements (continued)

	As of December 31, 2009
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	2,745,587	70,616	81,969	-	-	938,486	3,836,658
Investments	468,952	956,305	956,692	1,188,886	879,810	699,735	5,150,380
Loans, net	1,739,632	3,144,271	2,142,219	3,176,243	1,028,915	-	11,231,280
Assets designated at fair value through profit or loss	-	258	310	1,657	3,565	129,880	135,670
Premiums and other policies receivables	-	-	-	-	-	121,338	121,338
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	137,098	137,098
Other assets	-	-	-	-	-	1,401,208	1,401,208
Total assets	4,954,171	4,171,450	3,181,190	4,366,786	1,912,290	3,427,745	22,013,632

Liabilities
Deposits and obligations	4,025,133	3,716,882	2,705,235	311,252	28,601	3,297,995	14,085,098
Due to banks and correspondents	310,694	633,874	10,208	128,643	57,835	26,184	1,167,438
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	48,009	48,009
Technical, insurance claims reserves and reserves for unearned premiums	39,932	24,949	112,373	164,216	367,552	309,769	1,018,791
Bonds and notes issued	959,341	21,583	91,742	541,980	755,036	13,291	2,382,973
Other liabilities	-	-	-	-	-	807,971	807,971
Equity	-	-	-	-	-	2,503,352	2,503,352
Total liabilities and equity	5,335,100	4,397,288	2,919,558	1,146,091	1,209,024	7,006,571	22,013,632

Off-Balance sheet items
Derivatives assets	1,906,470	1,433,785	888,658	1,049,519	61,732	-	5,340,164
Derivatives liabilities	871,557	1,127,635	1,111,646	1,859,281	370,045	-	5,340,164
	1,034,913	306,150	(222,988)	(809,762)	(308,313)	-	-
Marginal gap	653,984	80,312	38,644	2,410,933	394,953	(3,578,826)	-

Accumulated gap	653,984	734,296	772,940	3,183,873	3,578,826	-	-

Notes to the consolidated financial statements (continued)

Sensitivity to changes in interest rates -
The following table presents the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s consolidated income statement and consolidated statements of comprehensive income; before income tax and Non-controlling interest.

The sensitivity of the consolidated income statement is the effect of the assumed changes in interest rates on the net interest income for one year before income tax and Non-controlling interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2010 and 2009, including the effect of derivatives instruments.  The sensitivity of consolidated comprehensive income is calculated by revaluing fixed rate available-for-sale financial assets, before income tax and Non-controlling interest, including the effect of any associated hedges, and derivatives instruments designated as cash flow hedges, as of December 31, 2010 and 2009 for the effects of the assumed changes in interest rates:

	As of December 31, 2010
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	8,607	-/+	57,293
U.S. Dollar	+/-	75	+/-	12,911	-/+	85,940
U.S. Dollar	+/-	100	+/-	17,215	-/+	114,587
U.S. Dollar	+/-	150	+/-	25,822	-/+	171,880
Peruvian Currency	+/-	50	-/+	1,658	-/+	32,541
Peruvian Currency	+/-	75	-/+	2,487	-/+	48,812
Peruvian Currency	+/-	100	-/+	3,317	-/+	65,083
Peruvian Currency	+/-	150	-/+	4,917	-/+	97,624

	As of December 31, 2009
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	10,484	-/+	43,174
U.S. Dollar	+/-	75	+/-	15,727	-/+	64,762
U.S. Dollar	+/-	100	+/-	20,969	-/+	86,349
U.S. Dollar	+/-	150	+/-	31,453	-/+	129,523
Peruvian Currency	+/-	50	-/+	3,446	-/+	24,856
Peruvian Currency	+/-	75	-/+	5,169	-/+	37,284
Peruvian Currency	+/-	100	-/+	6,892	-/+	49,711
Peruvian Currency	+/-	150	-/+	10,339	-/+	74,567

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

Notes to the consolidated financial statements (continued)

Securities and mutual funds are not considered as part of the investment securities for sensitivity calculation purposes; however, a 10, 25 and 30 percent for equity and mutual funds changes in market prices is conducted to these price-sensitivity securities and the expected unrealized gain or loss, before income tax, as of December 31, 2010 and 2009 is presented below:

Market price sensitivity	Changes in market prices	2010	2009
	%	US$(000)	US$(000)

Equity securities	+/-10	54,052	33,073
Equity securities	+/-25	135,129	82,683
Equity securities	+/-30	162,155	99,220
Mutual funds	+/-10	7,714	17,454
Mutual funds	+/-25	19,285	43,635
Mutual funds	+/-30	23,142	52,361

(ii)	Foreign exchange risk -
The Group is exposed to foreign currency exchange rates on its financial position and cash flows.  Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.

Notes to the consolidated financial statements (continued)

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established.  As of December 31, 2010 and 2009, the Group’s assets and liabilities by currencies were as follows:

	2010				2009
	U.S. Dollars	Peruvian currency	Other currencies	Total	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,594,405	4,747,802	240,648	8,582,855	3,094,366	501,769	240,523	3,836,658
Trading securities	59,020	56,548	-	115,568	13,982	8,920	47,872	70,774
Available-for-sale investments	2,162,738	1,223,339	382,171	3,768,248	2,354,804	2,034,768	690,034	5,079,606
Loans, net	8,356,316	5,260,816	342,523	13,959,655	6,755,563	4,285,076	190,641	11,231,280
Financial assets designated to fair value through profit or loss	179,055	-	-	179,055	135,670	-	-	135,670
Other assets	422,890	530,516	14,382	967,788	369,995	549,982	22,977	942,954
	14,774,424	11,819,021	979,724	27,573,169	12,724,380	7,380,515	1,192,047	21,296,942

Monetary liabilities -
Deposits and obligations	(9,385,298)	(8,051,953)	(630,867)	(18,068,118)	(8,156,869)	(5,392,050)	(536,179)	(14,085,098)
Due to bank and correspondents	(1,970,971)	(273,366)	(109)	(2,244,446)	(1,037,742)	(128,800)	(896)	(1,167,438)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(892,998)	(303,325)	-	(1,196,323)	(744,393)	(274,398)	-	(1,018,791)
Bonds and notes issued	(2,327,172)	(550,014)	(124,512)	(3,001,698)	(1,701,319)	(569,469)	(112,185)	(2,382,973)
Other liabilities	(530,611)	(375,394)	(66,339)	(972,344)	(441,954)	(363,884)	(50,142)	(855,980)
	(15,107,050)	(9,554,052)	(821,827)	(25,482,929)	(12,082,277)	(6,728,601)	(699,402)	(19,510,280)
	(332,626)	2,264,969	157,897	2,090,240	642,103	651,914	492,645	1,786,662

Forwards position, net	956,279	(951,426)	(4,853)	-	265,114	(198,637)	(66,477)	-
Currency swaps position, net	(222,854)	222,854	-	-	(142,015)	183,598	(41,583)	-
Cross currency swaps position, net	(252,912)	129,050	123,862	-	77,768	129,049	(206,817)	-
Options, net	25,561	(25,561)	-	-	(3,711)	3,711	-	-

Net monetary position	173,448	1,639,886	276,906	2,090,240	839,259	769,635	177,768	1,786,662

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

The Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollars positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position); and any devaluation/revaluation of the foreign exchange position would affect the consolidated income statement.  A currency mismatch would leave the Group’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which the Group had significant exposure as of December 31, 2010 and 2009 on its non-trading monetary assets and liabilities and its forecast cash flows.  The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax.  A negative amount in the table reflects a potential net reduction in consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in currency rates	2010	2009
	%	US$(000)	US$(000)

Devaluation -
Peruvian Currency	5	(86,310)	(40,507)
Peruvian Currency	10	(182,210)	(85,515)

Revaluation -
Peruvian Currency	5	78,090	36,649
Peruvian Currency	10	149,081	69,967

29.3.	Liquidity risk -
Liquidity risk is the risk that the Group is unable to meet its payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn.  The consequence may be the failure to meet obligations to repay depositors, fulfill commitments to lend or meet other operating cash needs.

Notes to the consolidated financial statements (continued)

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

A maturity mismatch, long-term illiquid assets against short-term liabilities, exposes the consolidated statements of financial position to risks related both to rollover and to interest rates.  If liquid assets do not cover maturing debts; a consolidated statements of financial position is vulnerable to a rollover risk.  Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt service.  The contractual-maturity gap report is useful in showing liquidity characteristics.

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statements of financial position.  The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2010						As of December 31, 2009
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deposits and obligations	6,621,322	1,632,975	7,261,138	2,472,914	101,295	18,089,644	4,100,737	1,589,588	6,375,635	2,071,812	119,360	14,257,132
Due to bank and correspondents	461,395	435,312	448,035	1,021,677	125,798	2,492,217	373,946	344,838	264,763	433,355	144,229	1,561,131
Accounts payable to reinsurer and coinsurers	13,164	22,616	17,858	7,137	-	60,775	6,894	31,231	9,884	-	-	48,009
Technical, insurance claims reserves and reserves for unearned premiums	95,367	99,823	328,704	249,394	780,915	1,554,203	61,464	112,548	266,121	210,524	630,396	1,281,053
Bonds and notes issued	185,574	108,294	408,510	1,371,600	2,222,598	4,296,576	21,921	47,035	315,020	1,602,072	1,228,293	3,214,341
Other liabilities	466,002	120,533	41,496	76,201	1,665	705,897	451,510	23,492	86,330	100,055	17,150	678,537

Total liabilities	7,842,824	2,419,553	8,505,741	5,198,923	3,232,271	27,199,312	5,016,472	2,148,732	7,317,753	4,417,818	2,139,428	21,040,203

The table below shows the contractual maturity of the Group’s contingent credits at the date of the consolidated statements of financial position:

	As of December 31, 2010						As of December 31, 2009
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 1 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Contingent credits	247,146	1,069,485	1,328,131	370,721	119,728	3,135,211	283,051	798,222	1,019,234	303,597	124,031	2,528,135

The group expects that not all of the contingent liabilities or commitments will be drawn before expiration of the commitments.

Notes to the consolidated financial statements (continued)

29.4.	Operational risk -
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

Life insurance contracts
The main risks that the Group is exposed are mortality, morbidity, longevity, investment return, expense incurred of loss arising from expense experience being different than expected, and policyholder decision, all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits.  This is largely achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures.  Underwriting limits are in place to enforce appropriate risk selection criteria.  For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected.

For retirement, survival and disability pension contracts, the most significant factor is continuing improvement in medical science and social conditions that would increase longevity.

Management has made a sensitivity analysis of the estimates of the technical reserves, note 14(c).

Notes to the consolidated financial statements (continued)

Non-life insurance contracts (general insurance and healthcare)
The Group principally issues the following types of general insurance contracts: motor, household and commercial and health.  Healthcare contracts provide medical expense cover to policyholders.  Risks under non-life insurance policies usually cover 12 months.

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

Notes to the consolidated financial statements (continued)

(a)	Sensitivity to changes in interest rates -
The following tables demonstrate the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, in consolidated income statement and consolidated statements of comprehensive income of the insurance activity, before income tax:

	As of December 31, 2010
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	199	-/+	23,263
U.S. Dollar	+/-	75	-/+	299	-/+	34,894
U.S. Dollar	+/-	100	-/+	399	-/+	46,525
U.S. Dollar	+/-	150	-/+	598	-/+	69,788
Peruvian Currency	+/-	50	+/-	79	-/+	12,743
Peruvian Currency	+/-	75	+/-	118	-/+	19,115
Peruvian Currency	+/-	100	+/-	158	-/+	25,487
Peruvian Currency	+/-	150	+/-	237	-/+	38,230

	As of December 31, 2009
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	164	-/+	15,967
U.S. Dollar	+/-	75	-/+	246	-/+	23,951
U.S. Dollar	+/-	100	-/+	328	-/+	31,935
U.S. Dollar	+/-	150	-/+	493	-/+	47,902
Peruvian Currency	+/-	50	+/-	35	-/+	3,469
Peruvian Currency	+/-	75	+/-	52	-/+	5,204
Peruvian Currency	+/-	100	+/-	69	-/+	6,939
Peruvian Currency	+/-	150	+/-	104	-/+	10,408

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

Notes to the consolidated financial statements (continued)

The Group´s insurance companies control liquidity risk through the exposure of the maturity of their liabilities.  Therefore, the investment plan has been structured considering the maturities in order to manage the risk of fund requirements to cover insurance claims and others, in addition to the Group support.

The undiscounted cash flows payable by the Group for technical reserves, insurance claims reserves and reserves for unearned premiums by their remaining contractual maturities, including future interest payments, is presented in note 29.3.

Other non-derivative financial liabilities are related to the balances presented in the consolidated statements of financial position and include mainly accounts payable to reinsurers and coinsurers and other liabilities with contractual maturities of less than one year, see also note 29.3.

Unit linked liabilities are payable on demand and are included in the up to a year column.

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

-
The Group issues unit linked contracts whereby the policyholder bears the investment risk on the financial assets held in the Company´s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio.  Therefore, the Group has no material credit risk on unit linked financial assets.

-
The Group has not provided the credit risk analysis for the financial assets of the unit linked business.  This is due to the fact that, in unit linked business, the liability to policyholders is linked to the performance and value of the assets that back those liabilities and the shareholders have no direct exposure to any credit risk in those assets.

Notes to the consolidated financial statements (continued)

29.6.	Capital management -
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

Notes to the consolidated financial statements (continued)

As of December 31, 2010 and 2009, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately US$2,391.3 and US$2,221.1 million, respectively.  This regulatory capital has been determined in accordance with SBS regulations in force as of such dates.  According to the SBS regulations, the Group’s regulatory capital exceeds in approximately US$514.8 million the minimum regulatory capital required as of December 31, 2010 (approximately US$660.3 million as of December 31, 2009).

29.7.	Fair value -
(a)
Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction, assuming an on-going enterprise.

When a financial instrument is traded in an active and liquid market, its quoted market price in an actual transaction provides the best evidence of its fair value.  When a quoted market price is not available, or may not be indicative of the fair value of the instrument, to determine such fair value the current market value of another instrument that is substantially similar, discounted cash flow analysis or other estimation techniques may be used, all of which are significantly affected by assumptions used.  Although Management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique.  As a result, the fair value may not be indicative of the net realizable or liquidation value.

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

Notes to the consolidated financial statements (continued)

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

Based in the aforementioned, set out below is a comparison of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position.  The table does not include the fair values of non-financial assets and non-financial liabilities:

	2010		2009
	Book value	Fair value	Book value	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	8,582,855	8,582,855	3,836,658	3,836,658
Trading securities	115,568	115,568	70,774	70,774
Investments available-for-sale	3,768,248	3,768,248	5,079,606	5,079,606
Loans, net	13,959,655	13,969,223	11,231,280	11,253,024
Financial assets designated at fair value through profit or loss	179,055	179,055	135,670	135,670
Premiums and other policies receivable	129,136	129,136	121,338	121,338
Accounts receivable from reinsurers and coinsurers	160,249	160,249	137,098	137,098
Due from customers on acceptances	70,331	70,331	96,423	96,423
Other assets	415,656	415,656	405,747	405,747
Total	27,380,753	27,390,321	21,114,594	21,136,338

Liabilities
Deposits and obligation	18,068,118	18,068,118	14,085,098	14,085,098
Due to banks and correspondents	2,244,446	2,237,532	1,167,438	1,167,502
Banker’s acceptances outstanding	70,331	70,331	96,423	96,423
Accounts payable to reinsurers and coinsurers	60,775	60,775	48,009	48,009
Bonds and notes issued	3,001,698	3,095,157	2,382,973	2,420,949
Other liabilities	635,583	635,583	582,114	582,114
Total	24,080,951	24,167,496	18,362,055	18,400,095

Notes to the consolidated financial statements (continued)

(b)	Determination of fair value and fair values hierarchy -
The following table shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

		Level 1	Level 2	Level 3	Total
December 31, 2010	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments:
Held for trading		-	65,090	-	65,090
Held as hedges		-	19,855	-	19,855
	11(b)	-	84,945	-	84,945
Trading securities		115,568	-	-	115,568
Financial assets designated at fair value through profit or loss	7(a)	179,055	-	-	179,055
Investments available-for-sale
Debt securities		790,196	2,380,811	18,427	3,189,434
Equity securities		529,267	3,793	7,455	540,515
	5(a)	1,319,463	2,384,604	25,882	3,729,949
Total financial assets		1,614,086	2,469,549	25,882	4,109,517

Financial liabilities
Derivative financial instruments:
Held for trading		-	55,788	-	55,788
Held as hedges		-	80,882	-	80,882
Total financial liabilities	11(b)	-	136,670	-	136,670

Notes to the consolidated financial statements (continued)

		Level 1	Level 2	Level 3	Total
December 31, 2009	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments
Held for trading		-	83,077	-	83,077
Held as hedges		-	14,264	-	14,264
	11(b)	-	97,341	-	97,341
Trading securities		53,716	17,058	-	70,774
Financial assets designated at fair value through profit or loss	7(a)	135,670	-	-	135,670
Investments available-for-sale
Debt securities		1,490,567	3,164,273	42,423	4,697,263
Equity securities		301,420	22,058	7,255	330,733
	5(a)	1,791,987	3,186,331	49,678	5,027,996
Total financial assets		1,981,373	3,300,730	49,678	5,331,781

Financial liabilities
Derivative financial instruments:
Held for trading		-	63,019	-	63,019
Held as hedges		-	104,830	-	104,830
Total financial liabilities	11(b)	-	167,849	-	167,849

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

As of December 31, 2010 and 2009, the net unrealized gain of Level 3 financial instruments amounts to US$2.8 million and US$3.6 million, respectively and the gross impairment recorded amounted to US$11.2 million and US$7.8 million, respectively. During 2010 and 2009, there were not transfer from Level 3 to Level 1 and Level 2 of financial instruments measured at fair value.

Notes to the consolidated financial statements (continued)

29.8.	Fiduciary activities, management of funds and pension funds -
The Group provides custody, trustee, investment management and advisory services to third parties; therefore the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments.  Assets that are held in a fiduciary capacity are not included in these consolidated financial statements.  These services give rise to the risk that the Group will be accused of poor administration or under-performance.

As of December 31, 2010 and 2009, the assigned value of the financial assets under administration (in millions of U.S. Dollars) is as follows:

	2010	2009

Investments funds	2,842.7	1,997.2
Pension funds	9,674.9	6,582.8
Equity managed	3,694.0	2,902.0

Total	16,211.6	11,482.0

ITEM 19.	EXHIBITS

(a) Index to Exhibits

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CREDICORP LTD.

By:	/s/ ALVARO CORREA
Name:	Alvaro Correa
Title:	Chief Financial Officer

Dated: April 29, 2011

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