Form 20-F
period 2011-12-31
CREDICORP LTD
filed 2012-04-30
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Credicorp Ltd. is a Bermuda limited liability company (and is referred to in this Annual Report as Credicorp, the Company, we, or us, and means either Credicorp as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in U.S. Dollars and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP).

We operate primarily through our four operating segments: banking (including commercial and investment banking), insurance, pension funds, and brokerage and other. See information about operating segments in “Item 4.-Information on the Company: (A) History and Development of the Company, and (B) Business Overview”.

Our four principal operating subsidiaries are: (i) Banco de Crédito del Perú (which, together with its consolidated subsidiaries, is referred to as BCP); (ii) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which, are referred to as ASB and ASHC, respectively); (iii) El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (which together with its consolidated subsidiaries, is referred to as Grupo Pacífico); and (iv) Prima AFP. BCP’s activities include wholesale banking, investment banking and retail banking. As of and for the year ended December 31, 2011, BCP accounted for 87.4% of our total assets, 75.2% of our net income and 69.3% of our net equity. Unless otherwise specified, the individual financial information for BCP, ASB, Grupo Pacífico and Prima AFP included in this Annual Report has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.” We refer to BCP, ASB, Grupo Pacífico and Prima AFP as our main operating subsidiaries, and we refer to Grupo Crédito and ASHC as our two main holding subsidiaries.

“Item 3. Key Information—(A) Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2007, 2008, 2009, 2010 and 2011.

Our management’s criteria on foreign currency translation, for the purpose of preparing the Credicorp Consolidated Financial Statements, is described in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—(1) Critical Accounting Policies—Foreign Currency Translation.”

Some of our subsidiaries maintain their operations and balances in Nuevos Soles. As a result, this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars which is solely for the convenience of the reader. You should not construe any of these translations as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein, or at all. Unless otherwise indicated, these U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.2.696 = US$1.00, which is the December 31, 2011 exchange rate set by the Peruvian Superintendencia de Banca, Seguros y AFP (the Superintendency of Banks, Insurance and Pension Funds, or the SBS). The average of the bid and offered free market exchange rates published by the SBS for April 20, 2012 was S/.2.651 per US$1.00. Translating amounts expressed in Nuevos Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of U.S. Dollar amounts that are different from the U.S. Dollar amounts that would have been obtained by translating Nuevos Soles on another specified date (at the prevailing exchange rate on that different specified date). See also “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles. Our Bolivian subsidiary operates in Bolivianos, a currency that has been maintained stable over recent years. Our Bolivian subsidiary´s financial statements are also presented in U.S. Dollars.

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

See “Item 3. Key Information—(D) Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.”

We are not under any obligation to, and we expressly disclaim any obligation to, update or alter any forward-looking statements contained in this Annual Report whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

(A)	Selected Financial Data

The following table presents a summary of our consolidated financial information at the dates and for the periods indicated. This selected financial data is presented in U.S. Dollars. You should read this information in conjunction with, and qualify this information in its entirety by reference to, the Consolidated Financial Statements, which are also presented in U.S. Dollars.

The summary of our consolidated financial data as of, and for the years ended, December 31, 2007, 2008, 2009, 2010 and 2011 is derived from the Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados S.C.R.L, member of Ernst & Young Global, independent registered public accountants.

The report of Medina, Zaldívar, Paredes & Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2007		2008		2009		2010		2011
	(U.S. Dollars in thousands, except percentages, ratios,
	and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$	1,065,339	US$	1,382,844	US$	1,312,925	US$	1,471,708	US$	1,837,764
Interest expense		(431,365)		(561,617)		(420,564)		(414,121)		(531,600)
Net Interest income		633,974		821,227		892,361		1,057,587		1,306,164
Provision for loan losses (1)		(28,439)		(48,760)		(163,392)		(174,682)		(214,898)
Net interest income after provision for loan losses		605,535		772,467		728,969		882,905		1,091,266
Fees and commissions from banking services		324,761		394,247		436,819		524,895		607,843
Net gains (loss) from sales of securities		46,376		51,936		120,932		80,326		61,927
Net gains on foreign exchange transactions		61,778		108,709		87,944		104,169		138,492
Net premiums earned		297,272		393,903		424,682		480,293		574,423
Other income		90,022		37,672		74,936		95,145		30,374
Claims on insurance activities		(238,600)		(341,910)		(286,458)		(315,572)		(377,759)
Operating expenses		(747,089)		(920,603)		(957,110)		(1,085,885)		(1,230,149)
Merger costs		0		0		0		0		0
Income before translation result and income tax		440,055		496,421		630,714		766,276		896,417
Translation result		34,627		(17,650)		12,222		24,120		37,881
Income tax		(102,287)		(109,508)		(138,500)		(187,081)		(210,508)
Net income		372,395		369,263		504,436		603,315		723,790
Attributable to:
Net income attributable to Credicorp’s equity holders		350,735		357,756		469,785		571,302		709,272
Minority interest		21,660		11,507		34,651		32,013		14,518
Number of shares as adjusted to reflect changes in capital		79,761,475		79,761,475		79,534,485		79,440,484		79,407,360
Net income per common share attributable to Credicorp’s equity holders (2)		4.40		4.49		5.90		7.19		8.93
Diluted net income per share		4.40		4.49		5.90		7.17		8.90
Cash dividends declared per common share		1.50		1.50		1.70		1.95		2.30
BALANCE SHEET DATA:
IFRS:
Total assets		17,705,898		20,821,069		22,013,632		28,391,157		30,732,793
Total loans (3)		8,183,845		10,456,284		11,505,319		14,278,064		17,320,378
Reserves for loan losses (1)		(229,700)		(248,063)		(376,049)		(448,597)		(558,186)
Total deposits		11,299,671		13,877,028		14,032,179		17,767,714		18,643,999
Equity attributable to Credicorp’s equity holders		1,676,009		1,689,172		2,316,856		2,873,749		3,395,799
Minority interest		139,264		106,933		186,496		56,502		66,841
Net Equity		1,815,273		1,796,105		2,503,352		2,930,251		3,462,640

	Year ended December 31,
	2007	2008	2009	2010	2011
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin (4)	4.50%	4.46%	4.70%	4.60%	4.88%
Return on average total assets (5)	2.29%	1.86%	2.19%	2.27%	2.40%
Return on average equity attributable to Credicorp’s equity holders (6)	22.67%	20.21%	23.72%	21.29%	22.94%
Operating expenses as a percentage of net interest and non-interest income (7)	50.62%	40.27%	46.18%	45.75%	41.68%
Operating expenses as a percentage of average assets	4.88%	4.78%	4.47%	4.31%	4.16%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	9.47%	8.11%	10.52%	10.12%	11.05%
Regulatory capital as a percentage of risk weighted assets (8)	12.80%	12.33%	14.32%	12.51%	13.53%
Total past-due loan amounts as a percentage of total loans (9)	0.75%	0.79%	1.60%	1.47%	1.50%
Reserves for loan losses as a percentage of total loans	2.58%	2.15%	3.08%	2.91%	3.00%
Reserves for loan losses as a percentage of total loans and other contingent credits (10)	2.17%	1.84%	2.53%	2.39%	2.47%
Reserves for loan losses as a percentage of total past-due loans (11)	343.68%	270.72%	191.99%	198.04%	200.62%
Reserves for loan losses as a percentage of substandard loans (12)	100.45%	112.26%	99.45%	103.80%	110.93%

(1)         Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write-off recoveries.

(2)         We have 100 million authorized common shares. As of December 31, 2011, we had 94.4 million common shares issued and outstanding, of which 14.6 million were held by ASHC. The per common share data given considers net outstanding shares (common shares net of shares held by BCP, ASHC and PPS) of 79.7 million in 2002 to 2011. See Notes 16 and 25 to the Consolidated Financial Statements.

As of As of December 31, 2011, the Group had granted 549,529 shares of Credicorp as part of its stock awards compensation program, of which 333,294 shares were outstanding.

(3)         Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, we had contingent loans of US$1,455.4 million, US$1,564.5 million, US$1,755.9 million, US$2,528.1 million, US$3,135.2 million and US$3,728.0 million, as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively. See Note 19 to the Consolidated Financial Statements.

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

(9)         Depending on the type of loan, BCP considers loans past due for corporate, large business and medium business loans after 15 days; for small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. ASB considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. For IFRS 7 disclosure requirements on past-due loans, See Note 29.1 to the Consolidated Financial Statements. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”

(10)        Other contingent credits primarily consist of guarantees, stand-by letters and letters of credit. See Note 19 to the Consolidated Financial Statements.

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

Year ended December 31,	High (1)	Low (1)	Average (2)	Period-end(3)
	(Nominal Nuevos Soles per U.S. Dollar)
2007	3.197	2.998	3.125	2.998
2008	3.135	2.751	2.939	3.135
2009	3.258	2.853	3.010	2.889
2010	2.858	2.788	2.826	2.808
2011	2.830	2.680	2.752	2.686

Source: Bloomberg

(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High (1)	Low (1)
	(Nominal Nuevos Soles per U.S. Dollar)
2011
December	2.704	2.680
2012
January	2.693	2.680
February	2.688	2.668
March	2.671	2.658
April (through April 20)	2.666	2.647

Source: Bloomberg

(1)	Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for April 20, 2012 was S/.2.651 per US$1.00.

(B)	Capitalization and Indebtedness

Not applicable.

(C)	Reasons for the Offer and Use of Proceeds

Not applicable.

(D)	Risk Factors

Our businesses are affected by many external and other factors in the markets in which we operate. Different risk factors can impact our businesses, our ability to effectively operate and our business strategies. You should consider the risk factors carefully and read them in conjunction with all the information in this document. You should note that the risk factors described below are not only risks to consider. Rather, these are the risks that we currently consider material. There may be additional risks that we consider immaterial or of which we are unaware, and any of these risks could have similar effects to those set forth below.

Our geographic location exposes us to risk related to Peruvian political, social and economic conditions.

Most of BCP’s, Grupo Pacífico’s and Prima AFP’s operations and customers are located in Peru. In addition, although ASB is based outside Peru, most of its customers are located in Peru. Accordingly, our results of operations and financial condition are dependent on the level of economic activity in Peru. Changes in economic or other policies of the Peruvian government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector could affect our results of operations and financial condition. Similarly, other political, economic and social developments in Peru, including government-influenced effects on inflation, currency devaluation and economic growth could affect our operations and financial condition.

For several decades, Peru had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. During the last 15 years, however, Peru has experienced a period of relative political and economic stability which has led to positive economic performance, including a GDP compounded annual growth rate of 5.8% for the last ten years (2002 to 2011). The government of Alberto Fujimori, who took office in July 1990, initiated a series of reforms aimed at: (i) stabilizing the economy, (ii) restructuring the national government (by reducing bureaucracy), (iii) privatizing state-owned companies, (iv) promoting private investment, (v) eradicating corruption and bribery in the judicial system, (vi) developing and strengthening free markets, (vii) institutionalizing democratic representation; and (viii) enacting programs designed to strengthen basic services related to education, health, housing and infrastructure. While serving his third term, President Fujimori was forced to call for general elections under extreme protest in July 2000when corruption in his government was exposed to the public. Fujimori later resigned in favor of a transitory government. In April of 2009, following a 15-month trial in Lima, Fujimori was sentenced to 25 years in prison for violations of human rights in connection with government-linked death squads. The two administrations that followed the Fujimori administration, after the transitional government led by Valentin Paniagua (2000-2001), were the Toledo administration (2001-2006) and the García administration (2006-2011). Both governments followed similar economic policies, which focused on achieving sustained economic growth; increasing exports of Peruvian goods; reducing unemployment, underemployment and poverty; reforming the tax system; fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

Peru’s current president, Ollanta Humala from the Gana Perú political coalition, took office on July 28, 2011. As part of his economic policies, President Humala has named Harvard University trained economist Luis Miguel Castilla as economy minister, Oscar Valdes as prime minister, and Jorge Urquizo as production minister. President Humala has, since his inauguration, substantially maintained the moderate economic policies of former president Alan García, whose administration was characterized by business-friendly and open-market economic policies that sustained and fostered economic growth, while controlling the inflation rate at historically low levels. However, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability, in particular given President Humala’s left-leaning political history and statements made during his presidential campaigns in 2006 and 2011. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Peru also has a history of domestic terrorism and social unrest. The terrorist organizations that were particularly active in Peru during 1980s and the early 1990s were the Movimiento Revolucionario Tupac Amaru (MRTA) and the Sendero Luminoso (Shining Path). The leader of the Shining Path, Abimael Guzmán, was captured and imprisoned in 1992. In 2012, the most recent significant leader of this organization, Florindo Flores, commonly known as Artemio, was also captured. Nevertheless, terrorism, narcotrafficking and narco-terrorism remain key challenges for the Government. Remnants of the Shining Path rebel group have survived and the group is now split into two relatively independent factions; one in Peru’s Upper Huallaga Valley and one in the Apurimac and Ene River Valley (VRAE). These regions constitute the largest areas of coca cultivation and the main centers of “narco-terrorism” in Peru. Any resumption in terrorist activity by the MRTA, the Shining Path or other organizations may adversely affect our operations and financial condition.

In recent years, Peru has experienced social unrest in geographic areas that contribute to the country’s mining industry. Mining is an important sector of the Peruvian economy, representing approximately 60% of the country’s exports and 20% of its tax revenues. However, while recent governments have concentrated on increasing the revenues and profitability of the mining industry, there has been less focus on improving the social and economic conditions of local communities affected by the industry, which has increased political tension. The most recent manifestation of this tension can be seen in social conflict around Conga, a gold-copper project located in northern Peru. The project, which included investments of between US$4.2 billion and US$4.8 billion, failed to launch because of social protests led by residents concerned about its potential impact on the local water supply. In December 2011, the Peruvian government declared a state of emergency in the area, which lasted for approximately 10 days, and afterwards requested a new environmental impact study from independent consultants. The results of the study were delivered on April 16, 2012, and the Peruvian government has established a series of new conditions to improve the project that the mining company would be required to accept to continue with the project. The final outcome will depend on the answer from the mining company. A possible cancellation of this project may have an impact on present and future foreign investment decisions and plans, which in turn could negatively affect Peru’s GDP growth and, as a result, the expansion of Peruvian financial system.

Foreign exchange fluctuations and exchange controls may adversely affect our financial condition and results of operations.

Even though the functional currency of our financial statements is U.S. Dollars and our dividends are paid in U.S. Dollars, BCP, Grupo Pacífico and Prima AFP for local statutory purposes, prepare their financial statements and pay dividends in Nuevos Soles. The Peruvian government does not impose restrictions on a company’s ability to transfer U.S. Dollars from Peru to other countries, to convert Peruvian currency into U.S. Dollars or to pay dividends abroad. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. See “Item 10. Additional Information—(D) Exchange Controls.” In addition, depreciation of the Nuevo Sol against the U.S. Dollar would decrease the U.S. Dollar value of any dividends BCP, Grupo Pacífico and Prima AFP pay us, which would have a negative impact on our ability to pay dividends to shareholders.

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

Also, a significant group of BCP’s borrowers and Grupo Pacífico’s insureds generate Nuevo Sol revenues from their own clients. Devaluation of the Nuevo Sol against the U.S. Dollar could negatively impact BCP’s and Grupo Pacífico’s clients’ ability to repay loans or make premium payments. Despite any devaluation, and absent any change in foreign exchange regulations, BCP and Grupo Pacífico would be expected to continue to repay U.S. Dollar-denominated deposits and U.S. Dollar-denominated insurance benefits in U.S. Dollars. Therefore, any significant devaluation of the Nuevo Sol against the U.S. Dollar could have a material adverse effect on our results of operations and financial condition.

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

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP, Grupo Pacífico, ASB and Prima AFP. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, there are no restrictions on the ability of BCP, ASB, Grupo Pacífico or Prima AFP to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

Changes to banking regulations may adversely affect our operating performance and financial condition.

Because we are subject to regulation and supervision in Peru, Bolivia, the Cayman Islands, the United States of America, and Panama, changes to the regulatory framework in any of these countries or changes in tax laws could adversely affect our business.

We are mainly subject to extensive supervision and regulation through the SBS’s consolidated supervision regulations, which regulate all of our subsidiaries and offices including those located outside Peru. The SBS and the Banco Central de Reserva, or the Central Bank, supervise and regulate BCP’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions including pension funds and insurance companies. The SBS and the Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Such changes in the supervision and regulation of BCP may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP.” Furthermore, changes in regulation related to consumer protection may also affect our business.

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

In mid-2011, politicians outside of Peru's governing coalition introduced a bill in Congress that, if enacted, would set a cap on interest rates charged by the country's financial institutions. However, the SBS recently indicated that such a cap should only be used as a last resort for lowering rates if the SBS doesn’t succeed in getting Peru’s banks to voluntarily reduce interest rates in the next two to four years, the period in which several foreign banks are likely to establish or expand operations in Peru. Congress may nevertheless impose a cap, and an interest rate ceiling may adversely affect our Net Interest Margin (NIM) and consequently our operating performance.

On February 15, 2011, the Peruvian government enacted Law 29663. On July 21, 2011 Law 29663 was amended by Law 29757. This new Law partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the new law, any transfer of shares issued by a non-resident entity will be subject to taxation in Peru (30% or 5%) if at any point during the 12 prior months to such transfer:

a.   50% or more of the fair market value of the foreign shares –to be transferred—is derived from shares or participation rights representing the equity capital of one or more Peruvian entities. There is a rebuttable presumption that the threshold is met if the non-resident entity is a resident in a tax heaven.

b.   The shares to be transferred represent at least 10% or more of the equity capital of the non-resident entity.

At the same time, two new obligations were imposed on Peruvian domiciled companies:

(1)     Each Peruvian domiciled company is now required to report to the Peruvian Tax Administration (SUNAT) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares; and

(2)     Each Peruvian domiciled company is jointly liable for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

The effectiveness of the obligations mentioned in (1) and (2) above is subject to additional regulations which have not been enacted yet by the Peruvian government. Until definitive regulations are enacted by the Peruvian government, which may clarify any obligation by Credicorp to withhold income tax for non-Peruvian domiciled transferors, we do not know what impact, if any, this new law will have on our company, subsidiaries or shareholders.

A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our revenues are related to banking activities, a deterioration of loan quality may have an adverse impact on our financial condition and results of operations. On the one hand, loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies. On the other hand, our pursuit of opportunities in which we can charge higher interest rates, thereby increasing revenues, may reduce diversification of our loan portfolio and expose us to greater credit risk. We believe that significant opportunities exist in middle market, consumer lending and microfinance in Peru. We also believe that we can, on average, charge higher interest rates on such loans as compared with interest charged on loans in our core corporate banking business, which primarily consists of clients that operate in industrial and commercial economic sectors.

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

Banco de Crédito de Bolivia, or BCP Bolivia, is BCP’s commercial bank in Bolivia. Most of BCP Bolivia’s operations and customers are located in Bolivia. Accordingly, our results of operations and financial conditions depend on the level of economic activity in Bolivia. Bolivia’s macroeconomic indicators have been generally positive over the last several years, including steady growth rates and increasing international reserves. Inflation closed with a rate of 6.9% in 2011, indicating that inflationary pressures are easing due to decreases in international food prices and commodity prices. At the same time, Bolivia continues to experience a volatile political environment and a reduction in private investment activity. We expect to face some increased costs as a result of a government decree establishing wage increases indexed to the inflation rate, and also certain regulatory changes that could impact our earnings. Another important issue is the Bolivian government announcement that during the first quarter of 2012 they plan to approve a new law that applies a new tax burden on the financial system regulated by ASFI. Any institution with profits exceeding 13% of return on equity will be taxed an additional 12.5%. In this environment, our strategy will be to control costs and expenses, increase efficiency and maintain a prudent and proactive risk management. Any material negative effect on BCP Bolivia’s operations or financial results could have a material adverse effect on Credicorp’s own results of operations.

Changes to insurance regulations in Peru may impact the ability of our insurance subsidiary to underwrite and price risk effectively, and may adversely affect our operating performance and financial condition.

Our insurance business is carried out by Pacífico Seguros and Pacífico Vida which together with Pacíficosalud EPS S.A. are part of Grupo Pacífico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacífico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacífico is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future. Grupo Pacífico is also unable to predict the timing of any such adoption and the effects any new laws or regulations would have on its operations, profitability and financial condition.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business.

Our operating performance and financial condition depend on Grupo Pacífico’s ability to underwrite and set premium rates accurately across a full spectrum of risks. Grupo Pacífico must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses in order to be profitable.

To price premium rates accurately, Grupo Pacífico must:

•	collect and analyze a substantial volume of data;

•	develop, test and apply appropriate rating formulae;

•	closely monitor changes in trends in a timely fashion; and

•	predict both severity and frequency with reasonable accuracy.

If Grupo Pacífico fails to assess accurately the risks that it assumes or does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a materially adverse effect on its operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing property and casualty loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacífico ultimately expects to pay out on claims and the cost of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others, changes in medical costs, repair costs and regulation. Any negative effect on Grupo Pacífico could have a material adverse effect on our results of operations and financial condition.

Regulatory changes to the private pension fund system in Peru could impact our earnings and adversely affect our operating performance.

Prima AFP manages our Pension Fund Administration business. In Peru, private pension fund managers are closely regulated by the SBS. Under the current regulatory framework, we collect commissions based on the salary of each subscriber to our pension funds. This commission-based system could be modified or eliminated by regulations. There are some options that are under analysis by a Commission such as fees based on the balance of funds under management by pension fund managers. Any regulations requiring us to use a different methodology to calculate fees could negatively impact our performance.

In October 2011, the Ministry of Finance named a Technical Committee to propose changes in regulation to increase private pension fund system coverage and promote competition. This Committee will present its findings to the Ministry, who will in turn propose regulatory changes that should be approved by Congress. These changes in regulation could negatively affect our performance, results of operating and financial condition.

Recent legislation regarding the financial services industry may subject us to significant and extensive regulation, which may have an impact on our operations.

Government measures to regulate the financial industry, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) and the Foreign Account Tax Compliance Act (FATCA) of the United States, are likely to increase our regulatory compliance burden and related costs. These and other regulatory developments are likely to impact Credicorp, and may require us to change certain aspects of our business practices and impose additional costs on us ultimately having an impact on our operations.

We operate in a competitive banking environment that may limit our potential to grow, particularly in the medium term as more foreign banks establish or expand operations in Peru.

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

Larger Peruvian companies have gained access to new sources of capital through the local and international capital markets, and BCP’s existing and new competitors have increasingly made inroads into the higher margin, middle market and retail banking sectors. Such increased competition, with entrants who may have greater access to capital at lower costs, has affected BCP’s loan growth as well as reduced the average interest rates that BCP can charge its customers.

Competitors may also dedicate greater resources to, and be more successful in, the development of technologically advanced products and services that may compete directly with BCP’s products and services. Such competition would adversely affect the acceptance of BCP’s products and/or lead to adverse changes in the spending and saving habits of BCP’s customer base. If competing entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP, BCP’s products and services may be unable to compete successfully. BCP may not be able to maintain its market share if it is not able to match its competitors’ loan pricing or keep pace with their development of new products and services. Even if BCP’s products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP because of their greater financial resources, higher sales and marketing capacity or other similar factors.

As a result of strong Peru’s economic growth, which has outpaced growth by nearby countries, several banks have sought and obtained authorization to open representative offices in Peru. Itaú Unibanco, Banco Latinoamericano de Comercio Exterior (Bladex), Morgan Stanley Bank and Bank of Tokyo are among those banks receiving authorization. With the increased competition, more individuals will have access to credit, and the percentage of the population using baking services will likely climb. This will eventually put downward pressure on interest rates. Any negative impact on BCP could have a materially adverse effect on our results of operations and financial condition.

Fluctuation and volatility of capital markets and interest rates may decrease our net income.

We may suffer losses related to the investments by BCP, ASCH, Grupo Pacífico, Grupo Crédito (a wholly-owned subsidiary of Credicorp) and other subsidiaries in fixed income and equity securities, and to their respective positions in currency markets, because of changes in market prices, defaults, fluctuations in market interest rates or exchange rates or other reasons. A downturn in capital markets may result in a decline in the value of our positions and lead us to register net losses. In addition, a downturn in capital markets could also lead to volatile prices and negative net revenues from trading positions, even in the absence of a general economic downturn.

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

As of December 31, 2011, our total assets were US$30.7 billion and our net equity was US$3.5 billion. Our net income attributable to our equity holders in 2010 and 2011 was US$571.3 million and US$709.3 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

We were formed in 1995 for the purpose of acquiring, through an exchange offer, the common shares of BCP, ASHC and PPS. We currently hold 97.7% of BCP, 97.7% of PPS and 100% of ASHC. See “Item 4. Information on the Company—(C) Organizational Structure.”

In February 2005, we were authorized by Peruvian regulatory authorities to establish Prima AFP, of which Grupo Crédito is the main shareholder. Prima AFP started operations in August 2005.

In August 2006, Prima AFP acquired Unión Vida AFP, which is a pension fund operating in the Peruvian market. Prima AFP’s acquisition of Unión Vida AFP, which was formerly held by Grupo Santander Perú S.A., was a strategic move toward consolidation as part of its efforts to gain a leading position in the pension fund market. As of the date of the acquisition, Prima AFP was the second largest pension fund company in terms of market share terms (defined as the amount of affiliates and assets under corporate management), with the second highest returns and the lowest commission for affiliates (who invest a portion of their salary each month). The merger between Prima AFP and Unión Vida AFP was consummated in December 2006.

In October 2009, BCP acquired from the Cooperative for Assistance and Relief Everywhere Inc. (CARE) – Perú, all the shares that this entity owned of Empresa Financiera Edyficar S.A. (Edyficar), representing 77.12% of Edyficar’s capital stock. In accordance with Peruvian legal requirements in effect at the time, BCP made a public offering to Edyficar’s minority shareholders to acquire the remaining 22.67% of the company’s stock. The total purchase price for the acquisition was US$96.1 million, including related direct acquisition costs. As of December 31, 2011 BCP owned 99.79% of Edyficar.

In October 2010, the Credicorp group acquired American Life Insurance Company (ALICO)’s 20.1% and 38% stakes in PPS and Pacífico Vida, respectively. Pacífico Vida’s shares were acquired through Credicorp Ltd. and its subsidiary, Grupo Credito, acquired PPS´s shares. Consequently, at the conclusion of this transaction, Credicorp and its subsidiary Grupo Credito held 97.68% of Pacífico Seguros, and jointly controlled 100% of Pacífico Vida. The total investment amounted to approximately US$174 million, making it the largest transaction ever completed in the Peruvian insurance market. We expect the acquisition to permit the Credicorp group to realize synergies in its decision making process and through the integration of all its insurance business lines. The closer proximity between companies will also allow Grupo Pacífico to improve its value proposition to customers, who seek integral insurance solutions. On April 28, 2011, Credicorp transferred its 24% stake in Pacífico Vida to PPS. As a result of that transfer, PPS now directly owns 86% of the shares of Pacífico Vida and Credicorp owns the remaining 14%. This transfer did not affect Credicorp’s consolidated financial statements.

In November 2010, Credicorp’s Board of Directors approved the transfer of 84.9% of BCP’s total shares to Grupo Crédito S.A. (its Peruvian wholly owned subsidiary) through a capital contribution, in order to facilitate Credicorp’s future investments in Peru without modifying the controlling structure of BCP. Under the new structure, Credicorp directly holds 12.7% of BCP’s total shares and, in conjunction with its subsidiary Grupo Crédito, continues to control the same 97.7% of such shares without modifying the internal governance structure. Before this change in ownership structure, dividends to Credicorp from its Peruvian subsidiaries, such as BCP, were remitted abroad and had to be remitted back to Peru when capital for new investments in the country were required. With the new structure, Grupo Crédito, which acts as the local holding company for some of Credicorp’s investments in Peru (Prima AFP, Grupo Pacífico and others), will manage Credicorp’s future Peruvian investments, and directly transfer the dividends to Credicorp when it is required to do so under Credicorp’s dividend policy. This modified organizational structure will not affect the way Credicorp and BCP manage their day-to-day operations, and Credicorp’s dividend policy has not changed as a result of this transaction.

In the second half of 2011, Pacíficosalud EPS invested approximately US$ 82.7 million to create the largest private medical services network in Peru by acquiring majority shares to directly manage: (i) the El Golf, San Borja and Oncocare clinics in Lima, (ii) the Galeno clinic in Arequipa, (iii) Laboratorios ML, a clinical laboratory, and (iv) Doctor+, which is a house call/ambulance service. We believe that these acquisitions enable Pacificosalud EPS to directly benefit from this sector’s growth and to strategically defend against potential changes in the healthcare service supply chain, where vertical integration in the insurance business is becoming more frequent.

On November 30, 2011, Credicorp, through its subsidiary BCP, reached an agreement with the shareholders of Correval S.A. Sociedad Comisionista de Bolsa, a brokerage entity established in Bogota, Colombia, to acquire a 51 percent stake in such entity for approximately US$76.5 million. To date the acquisition was approved by the relevant regulatory authorities in Colombia and Peru and the precedent conditions were fulfilled. Hence the settlement of the transaction will take place in the upcoming days.

Also Credicorp, through its subsidiary BCP, on April 23, 2012 reached an agreement in principle with the shareholders of IMTrust S.A., a brokerage entity established in Santiago, Chile, to acquire 60.6 percent stake in such entity for an amount that represents approximately 3.5% of Credicorp’s net equity and that will be finally defined subject to the completion of a due diligence process and approval from the supervisors in Chile and Peru, among other precedent conditions.

(B)	Business Overview

(1)	Introduction – Review of 2011

General

We are the largest financial services holding company in Peru. For management purposes, the Group is organized into four operating segments based on our products and services. According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses; whose operating results are regularly reviewed by the entity’s chief who makes decisions about resources allocated for the segment and assesses its performance; and for which discrete financial information is available. We conduct our financial services business through our operating segments as follows:

Banking: principally handling loans, credit facilities, deposits and current accounts, and providing investment banking services, including corporate finance, both for corporate and institutional customers. Banking also includes handling deposits, consumer loans and credit cards products for individual customers.

Insurance: including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance. Private hospital services are also included under this operating segment.

Pension funds: providing private pension fund management services to customers.

Brokerage and other: including the structuring and placement of primary market securities issues and the execution and trading of secondary market transactions. This segment also includes offers of local securitization structuring to corporate entities, management of mutual funds and other services.

The following table provides certain financial information about our principal business segments as of and for the year ended December 31, 2011 (See Note 26 to the Consolidated Financial Statements):

	As of and for the Year ended December 31, 2011
	Total		Operating		Total
	Revenues		Income		Assets
		(U.S. Dollars in millions)
Banking	US$	2,391	US$	1,260	US$	27,982
Insurance		682		279		2,101
Pension fund		106		0		239
Brokerage and others		72		(36)		411
Credicorp	US$	3,251	US$	1,503	US$	30,733
Asset Under Management		-		-	US$	16,065

We conduct our wholesale banking, treasury and retail banking activities primarily through BCP, the largest (in terms of total assets, loans, deposits, net equity and net income) full-service Peruvian commercial bank, and our ASB private banking and asset management firm. We conduct our pension fund business through Prima AFP and our insurance activities through Grupo Pacífico, which is the second largest Peruvian insurance company in terms of premiums, fees and net income. It should be noted that the term “Peruvian commercial bank,” “Peruvian insurance company” and other similar terms used in this Annual Report do not include the assets, results or operations of any foreign parent company or foreign subsidiary of such Peruvian company.

Primarily as a result of the strong microeconomic environment in Perú in 2011, we recorded net income after minority interests of US$709.3 million, which was 24.2% higher than our net income in 2010. This result reflected the strong performance of all our subsidiaries.

Our total assets grew to US$30.7 billion as of December 31, 2011, an 8.2% increase from the US$28.4 billion in assets we held as of December 31, 2010. Our increase in total assets was primarily a result of the continued growth of our loan portfolio, which grew by 21.3% in 2011 (compared to a growth of 24.2% in 2010, 9.9% in 2009 and 27.8% in 2008), in line with the expansion of the Peruvian economy, which had GDP growth rate of 6.9% in 2011. Our past-due and under legal collection loan ratio was 1.50% at the end of 2011 (compared to a ratio of 1.47% at the end of 2010 and 1.6% at the end of 2009). We had a coverage ratio of 200.6% (i.e., reserves for loans as a percentage of past-due loans), and our return on average net equity (ROAE) increased to 22.9% in 2011 (compared to 21.3% in 2010).

Banking segment

BCP

BCP’s year-end 2011 net income totaled US$578.7 million, which resulted in a contribution to Credicorp of US$ 564 million. This earnings contribution was 21.5% higher than the 2010 contribution (US$464.4 million) and was mainly a product of our improved net interest income which was in turn attributable to an 18.1% increase in gross loans. As a result, BCP registered a ROAE of 27.6%.

The main drivers behind BCP’s performance were:

•         the 25.3% increase in net interest income, which was attributable to a 18.1% and a 22.0% growth in gross loans and average daily balances, respectively;

•         the 2.5% increase in non-financial income due primarily to a 14.3% growth in fee income as well as a 33.1% increase in gains on foreign exchange transactions; and

•         translation gains of US$ 34.5 million following a 4% appreciation in the Nuevo Sol against the U.S. Dollar, which exceeded the US$23.3 million gain reported in 2010.

Performance in these areas enabled BCP to offset the company’s 22.6% increase in provisions and 11.7% increase in operating expenses. The increase in provisions did not indicate a deterioration of portfolio quality and instead reflected the determination of provisions requirements based on the upper limit of the range defined by IFRS compliant internal modeling of reserves.

The higher operating expenses were a result of BCP’s greater administrative and general expenses and, to a lesser degree, higher salary expenses and employee benefits. These higher operating expenses were exacerbated by the 4% appreciation of the Nuevo Sol against the U.S. Dollar over the course of 2011, as a portion of BCP’s operating expenses are denominated in local currency.

BCP’s total assets reached US$26.8 billion at the end of 2011, representing an increase of 5.8% over the previous year (US$25.3 billion). This increase in total assets was a result of the 17.9% expansion of BCP’s loans net of provisions, which totaled US$16.4 billion at the end of 2011. The loan portfolio constituted 61.2% of BCP’s total assets at the end of 2011. BCP’s total past-due loans reached US$258.3 million (23.5% higher than the US$209.1 million registered in 2010) while refinanced and restructured loans increased by 25.2%, from US$76.7 million in 2010 to US$96 million at the end of 2011. The composition of BCP’s loan portfolio in 2011 changed significantly. As of December 2011, the average daily balances in our retail banking operations accounted for 46.6% (compared to 42% in December 2010) and wholesale banking operations accounted for 53.4% of BCP’s total portfolio (compared to 58% in December 2010). This outcome is a result of BCP’s strategic focus on increased market penetration in middle and lower segments, which are generally characterized by higher margins.

The average daily balances of BCP’s wholesale banking loans grew by 11.8% in 2011 as a result of the financing provided for large investments, inventories and working capital to keep pace with Peru’s dynamic economy. As a result, BCP continued to lead the Peruvian financial system with a market share of 44.3% for the corporate segment (46.5% in 2010) and 34.3% for the middle market (34.1% in 2010).

BCP’s retail banking portfolio continued its upward trend and grew 35% in 2011. In terms of growth and yields, BCP’s small and medium enterprise (SME) loans were its best performing product, growing by 40.1% (measured in average daily balances) to a total volume of US$3.1 billion, followed by credit cards which grew 39.5% to US$809 million, in each case as of December 31, 2011. Consumer loans grew 34.3% to US$1.3 billion, while mortgages expanded 28.2%, totaling US$2.5 billion.

On the liabilities side, BCP’s deposits reached US$17.6 billion on December 31, 2011 (a 4.5% increase from the previous year). This increase in deposits not only continues to reinforce BCP’s funding structure, as deposits account for 71.8% of all funding sources, but it also serves to maintain BCP’s status as an industry leader with a market share of 31.6%. It is important to note that core deposits grew while time deposits fell 25.8%, a dynamic which favor cost of funds for BCP. Demand deposits were BCP’s largest deposit type, totaling US$6.3 billion as of December 31, 2011. Savings deposits, BCP’s second-largest deposit type, reached US$5.1 billion. Time deposits totaled US$4.2 billion while Severance Accounts, or CTS, totaled US$1.8 billion.

BCP’s issuance of bonds gained greater relevance within the funding structure. In March, 2011, BCP completed a second international issuance of benchmark sized corporate bonds for US$700 million. Additionally, in September 2011, we conducted BCP’s largest subordinated bond issuance to date for US$350 million. This transaction was entered into in order to fully align BCP with the new capital requirements established by local regulators pursuant to Basel III, which go into effect in July 2012. As of December 31, 2011, the aggregate outstanding principal amount of BCP’s bonds totaled US$3,122 million (59.3% higher than the level registered in 2010).

BCP maintains adequate provisioning and long-term risk management policies. Its coverage ratio increased from 198.5% in 2010 to 200.8% in 2011. Total cumulative provisions reached US$518.9 million as of December 31, 2011, which is 25.1% higher than provisions in the previous year.

In 2011, BCP continued to focus its strategy on strengthening its customer service, which is related to its goal of providing quality and widespread customer access to the financial system and thereby increasing the company’s penetration into the market. In following its network expansion plan, BCP focused on cost-efficient channels, opening ATMs and Agentes BCP locations, which grew by 28.1% and 33%, respectively. By the end of 2011, BCP had a total of 1,485 ATMs and 4,674 Agentes BCP locations, which are BCP representatives located in retail establishments, such as grocery and drug stores. As a result of this strategy, BCP’s average number of transactions in 2011 increased 21.3% compared to 2010 and its transactional business was therefore able to generate higher income from fees and commissions.

Overall, BCP’s results met our expectations and remained profitable in line with the growth of Peruvian economy, which posted a 6.9% GDP growth in 2011 despite internal concerns about the presidential elections in the first half of 2011 and uncertainty concerning the global economy during the second half of the year.

BCP Bolivia

In 2011, BCP Bolivia had a net income of US$22.3 million, a 41% increase from its 2010 net income of US$15.8 million. This increase was primarily attributable to growth in interest income, growth in BCP Bolivia’s loan portfolio and a 38% increase in gains on foreign exchange transactions.

In 2011, BCP Bolivia maintained its position as one of the leading banks in Bolivia. In each of the following categories, the bank either outperformed or equaled the industry average in the Bolivian banking system: return on average equity (22.3%), past-due loan ratio (1.2%) and coverage ratio (314%) (as compared to industry averages of 20.2%, 1.7% and 281.1%, respectively).

BCP Bolivia’s loan portfolio expanded by 26% from 2010, totaling US$758 million in 2011. This expansion was mainly due to a 33% growth in wholesale banking.

Although BCP Bolivia made a positive contribution to our results in 2011, the country of Bolivia continues to experience a volatile political environment notwithstanding evidence of decreasing inflationary pressures through the last quarter of 2011.

Edyficar

Edyficar focuses on SME lending and, together with BCP, it held a 21.4% market share in terms of loans at the end of 2011 (compared to a market share of 15.0% held by its closest competitor). The consolidation of Edyficar’s results into BCP’s financial statements resulted in a total contribution of US$26.2 million in 2011. As of December 31, 2011, Edyficar registered total assets of US$591 million which consisted of US$479.1 million from the company’s net loan portfolio, its main asset. Total liabilities increased to US$515.2 million, which included US$236 million from banking activities. Net shareholders’ equity reached US$75.8 million at the end of 2011.

As of December 31, 2011, Edyficar’s client base registered 356,000 clients, a base 24.5 % larger than in 2010. The average amount of an Edyficar loan in 2011 was S/. 3,837 (approximately US$ 1,423). Edyficar registered a Past-due loans (PDL) ratio of 4.0% at the end of 2011, a reflection if its portfolio quality. Edyficar reached a ROAE of 22.9% (including a goodwill of US$ 50.7 million and an efficiency ratio of 55.3%.

The acquisition of Edyficar was part of BCP’s strategy to capture a significant portion of the growth of the Peruvian SME segment, which is expected to expand significantly over the next several years. BCP intends to support Edyficar’s growth and development by improving its funding cost and structure and providing necessary capital and technology.

ASB

2011 was characterized by slowed growth in many developed economies. ASB’s net earnings for 2011 amounted to US$41.1 million, compared to US$48.9 million reported in 2010. Notwithstanding this 16% decrease, given the global economic situation we believe that these results reflect a sustainable trend over the past two years, which reflects a high quality risk portfolio and diversified investment strategies. Credicorp received a corresponding contribution of US$41.1 million from ASB.

Net income from interest in 2011 totaled US$31.9 million, which represented a decrease of 15% from the previous year. This decrease was primarily due to the company’s investment strategies, which were affected by the slowdown in economies from the European Union (EU) and the United States. Despite the environment, ASB sustained a financial margin above US$31 million, which in turn was a result of the company’s lower funding cost, considering the levels of LIBOR rates during the year, a favorable scenario for the bank given the short-term structure of its customers’ deposits and their fast re-pricing, in contrast to assets engaged for middle and longer terms and at higher interest rates. Non-financial income reached US$18.4 million and included income from fees, the sale of securities and foreign exchange operations.

ASB’s total assets were US$1,523.5 million as of December 31, 2011, an increase of 14% from 2010. This increase in total assets was mainly a result of its strategy to obtain funds by taking advantage of the economic growth of the Peruvian market.

At the end of 2011, ASB’s assets under management totaled US$3,194 million, compared to US$3,177 million in 2010. This growth was primarily a result of increases in our customers’ global positions and the market value of their portfolio, despite of the turbulence and heightened concerns about recovery in global financial markets.

Insurance segment

Grupo Pacífico

In 2011, Grupo Pacífico, which encompasses Pacífico Seguros, Pacífico Vida and Pacíficosalud EPS, reported net income, after deducting minority interests, of US$57.1 million (compared to US$55.4 million of net income in 2010). However, the contribution we received from Grupo Pacífico increased, from a gain of US$48.2 million in 2010 to a gain of US$65.6 million in 2011. This increase was primarily a result of Grupo Pacifico’s acquisition of a greater ownership interest in Pacifico Vida, which in turn resulted the consolidation of 100% of Pacifico Vida’s net income after the acquisition of ALICO’s stake in October 2010.

Grupo Pacífico’s underwriting result in 2011, which reflects the company’s core business performance for the year, was US$100.4 million, which represented an increase of 9.1% compared to 2010’s figure. This improvement was mainly due to a 16% increase in premiums from US$752 million in 2010 to US$872 million in 2011.

We believe that there is substantial growth potential in Peru’s insurance market, given the industry’s weak market penetration. Efficiency and risk management will continue to be key indicators in measuring Grupo Pacífico’s performance. Efficiently utilizing the BCP network is an essential component of Grupo Pacífico’s growth strategy 2011, as we believe that capitalizing on synergies between the insurance business and the distribution channels of the banking business will lead Grupo Pacífico to greater penetration in the insurance market.

Pension fund segment

Prima AFP

During 2011, the growth of the Peruvian economy resulted in positive results for the Private Pension System (SPP), achieving growth in new affiliates, number of contributors and collections during the year. However, the international financial crisis present throughout the year affected the value of assets under management. These economic conditions and the increased uncertainty in financial markets, led to a decrease in the value of funds under management by the SPP as a whole, which reached US$30.4 billion as of December 31, 2011 and represented a 2.3% year-over-year decrease compared to December 31, 2010.

Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality services and timely and transparent information to its clients. As a result, the contribution we received from Prima AFP in 2011 reached US$32.4 million, as compared to US$25.5 million in 2010.

Funds under management at Prima AFP decreased 2.9% from US$9.8 billion in 2010 to US$9.5 billion as of December 2011. By year-end 2011, Prima AFP’s market share of total funds under management was 31.2%, representing a slight year-over-year decrease. Prima AFP is the largest pension fund management company in Peru by funds under management.

Prima AFP’s revenues from commissions in 2011 reached US$104.4 million, a 22.6% increase from 2010. This improvement was a result of a stable and superior portfolio of contributing members. Revenues in 2011, as was the case in 2010, included 12 contribution periods, as a result of the Peruvian government extending until 2014 the exemption from deductions on additional salaries paid in July and December under Peruvian labor law.

To improve its operating results, Prima AFP will continue to focus on increasing efficiency and reducing costs. Emphasis will also be placed on improving Prima AFP’s long-term stability through improved risk management, which is one of the company’s highest priorities.

Brokerage and other

The majority of our brokerage activities are conducted through BCP, ASB, Credicorp Securities Inc., which is a U.S. registered broker-dealer with its offices in Miami, and Credicorp Ltd., which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and Grupo Pacifico). BCP offers clients a wide range of brokerage products and services, including mutual funds and custody services through its branch network in Lima and, on a more limited basis, throughout the rest of Peru. In addition, we also offer a wide range of brokerage products and services through ASB.

In 2011, our brokerage activities represented 2.2% of total consolidated income and 1.3% of total consolidated assets.

Consolidated Contributions

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

				Variation
	2009	2010	2011	2011/2010
	(U.S. Dollars in millions, except percentages)
BCP (1)	388.5	464.4	564.0	21%
ASCH	29.7	48.8	42.5	-13%
Grupo Pacífico	37.4	47.5	65.6	38%
PRIMA AFP and others (2)	14.2	10.6	37.2	251%
Total	469.8	571.3	709.3	24%

(1)         Includes Banco de Crédito de Bolivia, which contributed US$22.3 million in 2011, US$15.8 million in 2010 and US$30.3 million in 2009; and Edyficar, which contributed US$26.2 million in 2011, US$21.5 million in 2010 and US$1.1 million in 2009 (BCP acquired Edyficar in October 2009).

(2)         Includes Prima AFP (which recorded a net income of US$32.4 million in 2011, US$25.5 million in 2010 and US$20.8 million in 2009), Credicorp Securities, Credicorp Ltd. (which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and Grupo Pacífico)) and others.

(2)	Strategy

Credicorp was established to create a financial group that would benefit from synergies among the group’s companies and would become a leader within each business market in which the companies operate. In moving steadily toward achieving these strategic goals, we have become a leading financial group. However, we do not operate in a static environment, and the last three years have demonstrated how quickly and dramatically the world can change. Peru’s economic growth slowed significantly in 2009 as a result of the international financial crisis. In response to this, we took steps toward improving our long-term sustainability and worked to position our companies for growth as the Peruvian market continues to evolve. In 2010 Peru’s economy returned to the dynamism it showed in the pre-crisis period, and we continued, and completed in many cases, the implementation of various initiatives that were designed to ensure the sustainability of Credicorp’s business segments.

The Peruvian market offers one of the strongest growth opportunities in South America. In the banking, insurance and pension fund industries, market penetration by service providers remains low. Accordingly, our business plans incorporate strategies that will enable us to reach underserved segments of the Peruvian population and achieve higher returns on our capital. As our businesses expand, it becomes increasingly important for us to maximize efficiencies and control risk. Our strength in these areas is the cornerstone of our strategy to achieve healthy, sustained and profitable growth.

The growth strategies we have adopted for each of our companies include a focus on retail markets. Our strategy provides a launching pad for two points of financial inclusion: our Agente BCP covers the liabilities’ side by promoting banking penetration and the subsequent point for access to credit, which gives low income sectors the opportunity to improve standards of living and become part of the country’s economic model for growth. Using our collective resources, we are developing information systems that can collect commercial sales information and provide us with the data we need to process scoring models by segment. This will enhance our ability to assess and control risk, as well as cross-selling our products between our business segments.

Another strategic focus for Credicorp involves the regionalization of Latin American market, which has picked recently increased in relevance due to problem in developed markets. This has been reflected in the creation of the MILA (Integrated Latin American Market), which we believe provides strong possibilities for growth. The integration of equity trading in Chile, Colombia and Peru has created the largest exchange in Latin America by number of issuers and the second-largest exchange in Latin America by market capitalization after the Brazilian BM&F Bovespa. Credicorp has seized this opportunity by:

•	reaching an agreement with the shareholders of Correval S.A. Sociedad Comisionista de Bolsa, one of Colombia’s most important brokerage firms (achieving nearly 12% of market share during the last four years for all of its products), to acquire 51 percent stake, a transaction that to date was approved by the relevant regulatory authorities in Colombia and Peru and the precedent conditions were fulfilled, hence the settlement of the transaction will take place in the upcoming days; and

•	reaching an agreement in principle with the shareholders of IMTrust S.A., a brokerage entity established in Santiago, Chile, to acquire 60.6 percent stake in such entity, subject to the completion of a due diligence process, and approval from the supervisors in Chile and Peru, among other precedent conditions.

This acquisitions reflect our commitment to concretize our regional presence in the investment banking and capital markets sectors.

We also continue to make strides toward greater integration of our companies by more extensively sharing our talents and experience.

Outlook for 2012

We expect that the favorable economic conditions in Peru that characterized 2011 will continue in 2012. Throughout the year, we will continue to take a development-oriented approach, preparing for changes in the Peruvian market, which is expected to have high growth rates in the upcoming years. Given the low levels of penetration in Peru’s banking and insurance markets, we believe that our subsidiaries will be well positioned to expand. Our high equity levels, technical and professional expertise and strong relationships built on the trust of our customers are all indicative of a positive outlook for the Company.

(3)	Credicorp Operating Segments

Banking

The majority of our banking business is carried out through BCP, which is our largest subsidiary and the oldest bank in Peru. A portion of our banking business is also carried out by ASB, which principally serves Peruvian private banking customers through offices in Panama. We conduct banking activities in Bolivia through BCP Bolivia, a full service commercial bank which maintained an 11.3% market share of current loans and 11.3% of total deposits, which situates it in third place in terms of loans and fifth with regard to deposits in the banking system.

Our banking business is organized into wholesale banking activities, which are carried out by BCP’s Wholesale Banking Group (which includes the corporate banking operations of ASB), and retail banking activities, which are carried out by BCP’s retail banking group. To increase our visibility and raise our market share in the retail banking industry, BCP bought Edyficar, which is a scaled, high-growth and highly profitable microfinance business. Edyficar has a solid risk management strategy and a proven track record in both loan portfolio growth and social impact. Edyficar provides financial services for low-income micro-entrepreneurs and unbanked communities.

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

Our deposit-taking operations are principally managed by BCP’s retail banking group and ASB’s private banking group. See “(12) Selected Statistical Information—(iv) Deposits.”

Insurance

We conduct our insurance operations exclusively through Grupo Pacífico and its subsidiaries, which provide a broad range of insurance products. Grupo Pacífico focuses on three business areas, property and casualty insurance through Pacífico Seguros, life and pension insurance through Pacífico Vida, and health care insurance through Pacíficosalud EPS. Grupo Pacífico, like other major Peruvian insurance companies, sells its products both directly and through independent brokers and agents. Directly written policies tend to be for large commercial clients, as well as for life and health insurance lines.

Pension funds

Credicorp conducts all of its pension fund activities through its private pension fund administrator Prima AFP. During 2011, Credicorp through its subsidiary Prima AFP, focused mainly on obtaining new affiliates (approximately 86,000 new affiliates, topping previous year figure by 55%) and building stronger relations with its client base, by providing permanent information and diverse channels of communication.

In terms of funds under management, the year 2011 was marked by uncertainty in the financial markets due to global economic outlook and European fiscal crisis, resulting in negative impact on our funds under management. Despite this scenario, the Peruvian economic indicators have remained solid and outlook remains favorable. Funds under management by Prima AFP at the end of December 2011 reached US$ 9,486 million, which falls below 2010’s value (US$9,765 million) due to impact of market yields. On the other hand, monthly affiliate remuneration reached US$535 million in 2011 topping the figure in 2010 by 23.6% (US$ 433 million).

Brokerage and other

The majority of our trading and brokerage activities are conducted through BCP, ASB and Credicorp Securities Inc. (also referred to as Credicorp Securities), which is one of our wholly-owned subsidiaries. Credicorp Securities is a U.S. registered broker-dealer with its offices in Miami. Our asset management business is carried out by BCP in Peru, through its subsidiary Credifondo, and by ASB.

We offer brokerage and other services through BCP and ASB. BCP offers clients a wide range of such products and services, such as brokerage, mutual funds and custody services through its branch network in Lima and, on a more limited basis, throughout the rest of Peru. In addition, ASB also offers brokerage and other services.

In the last few years, we have consolidated an important line of business, asset management, for our customers. As of December 31, 2011 our assets under management totaled US$ 4.1 billion (without including private pension funds under management), a decrease of 31.1% from 2010, which was mainly due to the transfer of an important portfolio of shares and mutual funds from Credicorp Securities to another broker-dealer custodian.

Mutual funds represent another important contributor to our asset management business, carried out through BCP’s mutual funds subsidiary, Credifondo Sociedad Administradora de Fondos Mutuos (or Credifondo). Credifondo leads the Peruvian market with a share of 42% of the total assets currently under management. Creditítulos is an asset securitization entity 100% owned by BCP. Finally, Atlantic Security Bank offers the international mutual funds and financial advisory services to private banking customers.

We established a corporate supervision project entitled “Asset Management” due to the size of these businesses, the importance of the commissions they generate and, above all, the fiduciary responsibility they entail. The main objective is to establish homogeneous risk control and investment policies based on best international practices. The Asset Management business has four main components:

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

General

BCP’s activities include wholesale banking, asset management, treasury and retail banking. As of December 31, 2011, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets (US$26.8 billion), total loans (US$16.4 billion), deposits (US$17.5 billion) and net equity (US$2.4 billion). At the end of 2011, BCP’s loans, on an unconsolidated basis, represented approximately 33% of the total Peruvian banking system (lower than the 33.6% registered at the end of 2010) and BCP’s deposits represented approximately 34% of the total Peruvian banking system (below the 36.3% reported at the end of 2010).

As of December 31, 2011, BCP had the largest branch network of any commercial bank in Peru with 342 branches. BCP also operates an agency in Miami and a branch in Panama. In addition, as of December 31, 2011, BCP Bolivia and Edyficar had 42 and 123 offices, respectively, through which they serve their clients.

As of and for the year ended December 31, 2011, BCP accounted for 87.4% of our total assets, 75.2% of our net income and 69.3% of our net equity. BCP’s operations are supervised and regulated by the SBS and the Central Bank.

BCP groups its client base according to the following criteria:

Client Segmentation
Business	Group	Income/Sales (US$MM)
Wholesale Banking	Corporate	Higher than 50

	Middle-Market	From 6.7 to 50
	Affluent	At least 0.02 in outstanding loans or 0.04
balance in deposits with BCP

	Consumer	Focus on medium-low income individuals
Retail Banking		who receive their payroll through BCP

	Small Business	From 0.5 to 6.6 or total debt of 1.0

	Micro-Business	Up to 0.5 or total debt of 0.2

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

BCP and its principal subsidiaries as of December 31, 2011 are as follows:

•	Banco de Crédito de Bolivia, or BCP Bolivia, is BCP’s commercial bank in Bolivia. BCP owns 95.92% of BCP Bolivia and we hold the remaining interest. BCP Bolivia maintained an 11.3% market share of current loans and 11.3% of total deposits, and has a network of 42 offices located throughout Bolivia. BCP Bolivia owns one of Bolivia’s largest brokerage houses, Credibolsa S.A. Agente de Bolsa, and this subsidiary owns Credifondo SAFI Bolivia, a mutual fund administrator company. BCP targets middle- and small-sized clients and offers a broad range of corporate, personal banking and leasing products. BCP Bolivia’s results are consolidated in BCP’s financial statements.

•	Empresa Financiera Edyficar S.A. was acquired in October 2009 and is 99.79 % owned by BCP. It is engaged in micro finance in Peru.

•	Credibolsa Sociedad Agente de Bolsa, or Credibolsa, was established in June 1991 and is 100% owned by BCP. It is engaged in portfolio advisory and brokerage activities in the Lima Stock Exchange.

•	Credifondo Sociedad Administradora de Fondos Mutuos, or Credifondo, is a mutual fund management company that was established in 1994. Credifondo is 100% owned by BCP.

•	Creditítulos S.A., or Creditítulos was established in 1997 and is 100% owned by BCP. Creditítulos serves as an asset securitization entity.

•	Inmobiliaria BCP is the real estate subsidiary of BCP. It manages the sale of real estate that has been foreclosed or received in payment by BCP. Inmobiliaria BCP is 100% owned by BCP.

•	Solución Empresa Administradora Hipotecaria S.A. was established in 1979 under the name Solución Financiera de Crédito del Perú S.A. and is 100% owned by BCP. Its business included mortgage lending, consumer lending and SME financing. In the company’s shareholders meeting on November 19, 2009, Solución Financiera de Crédito del Perú S.A.’s shareholders decided to change the company from a finance company to a mortgage administrator company and to change the company’s name to Solución Empresa Administradora Hipotecaria S.A. These changes were necessary because, according to Peruvian Law, no person is allowed to be the owner of two financial institutions of the same type. As a result, the company will primarily engage in the administration of mortgage portfolios. These changes were approved by the SBS through resolution SBS 47-2010 on May 21, 2010.

Business Lines

(i)	Wholesale Banking Group

BCP’s wholesale banking group (Wholesale Banking Group), which competes with local and foreign banks, has traditionally represented the majority of BCP’s loans. BCP’s traditional long term relationships with medium and corporate companies provide its Wholesale Banking Group with a competitive advantage.

BCP’s Wholesale Banking Group maintained its positive trend in loan placements, posting average portfolio levels of US$8,391 million in 2011 (20% higher than in 2010). It also maintained its leadership in the wholesale banking market with a 40.1% market share in direct loans and a 55.0% stake in debt placements in the Peruvian capital markets, BCP has the largest capital base among Peruvian banks, which provides it with more resources to meet the financing needs of its corporate clients. BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The Wholesale Banking Group provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

The Wholesale Banking Group is divided into the following areas:

•	Corporate Banking, which provides loans and other credit and financial services to companies with annual revenues in excess of US$50 million;

•	Middle-Market Banking, which serves mid-sized companies;

•	Institutional Banking, which focuses principally on serving profit and non-profit organizations, state-owned companies and other major institutions;

•	International Banking and leasing, which manages BCP’s relationship with financial institutions locally and abroad, trade products, international operations services and financial leasing products;

•	Corporate Finance, which provides underwriting and financial advisory services to corporate and middle-market clients; and

•	Cash management and transactional services, which develop products and services to support clients’ daily activities of cash management, collections, payments, and investments, among others.

Net income from the wholesale banking sector reached US$210 million in 2011 (compared to US$138 million in 2010). The 2011 result reflected increases in net interest income (loans and deposits) of 29% and in fee income of 17%.

Corporate Banking

BCP continues to meet the needs of its corporate clients, assisting them with financial services, cash management solutions and short and medium-term financing. As a result, BCP’s corporate banking direct credits grew from US$5,155 million to US$5,477 million from 2010 to 2011, and income from financial services increased by 21%, from US$68 million to US$83 million. These increases, coupled with a very low default ratio (less than 0.1%), enabled the Corporate Banking Area to meet its financial targets with a net income of US$110 million, an increase of 57% over the US$70 million of net income achieved in 2010.

Client Profile: The Corporate Banking Area is focused on serving large-sized companies that have an annual turnover of over US$50 million, audited financial statements and dominant market positions in their particular brands or product areas. Even if they do not meet the above criteria, BCP may classify other firms in this category if they belong to very large economic groups from industries that are important to Peruvian economy.

The Corporate Banking Area offers a broad range of products and tailors its product offerings to meet each client’s unique requirements. In general, this area is expected to offer high-value-added products and services, particularly cash management services, at competitive prices.

The majority of the Corporate Banking Area’s financing is provided to fund capital expenditures and investments, sales, international trade and inventories. The Area also offers term financing (in almost all cases backed by real guarantees), financial leasing, factoring, and domestic collections and nationwide fund transfers.

Additionally, Corporate Banking clients can obtain investment banking, advisory and financing services through the Corporate Finance Area, which operates as part of the Wholesale Banking Group and also serves significant middle-market banking clients.

Guarantees received by this area consist of (i) receivables in the case of sales financing, (ii) warrants or pledges over inventory, in the case of inventory financing and (iii) real guarantees, in the case of financing for fixed asset acquisitions and improvements to their infrastructure.

We believe that prospects for growth in this business are limited, due to high market penetration (45.9%) and increasing competition against direct loans resulting from increased capital markets activity.

Middle-Market Banking

BCP’s Middle Market Banking Area provides banking services targeted to medium-sized companies from various economic sectors. The products offered to middle-market clients are similar to those offered to corporate banking clients. The three major types of products are:

•	Revolving credit lines to finance working capital needs, international trade financing;

•	Stand-by letters of credit and bond guarantees; and

•	Structured financing for long-term and medium term requirements, through direct loans or financial leasing.

BCP has identified several opportunities to engage middle market companies, particularly in Peru’s manufacturing, wholesale, retail, fishing and construction industries. BCP has created dedicated areas which focus on attending to the needs of these specific economic groups. BCP has a middle market client portfolio of approximately 7,000 companies, including 1,173 economic groups. Generally, these clients are not listed on any stock exchange; however in certain cases they have accessed the capital market either for bonds or commercial paper. These companies are typically family-controlled but professionally managed; their financial information is audited.

Since 2009, the Middle-Market Banking Area has revised its customer segmentation policies. The Area includes mature companies that will eventually become part of our corporate segment, traditional mid-size companies and a group of growing small cap companies. In selecting which small companies are best suited for service by our Middle-Market Banking Area, we consider a mix of different characteristics, such as annual revenues, financial leverage, overall debt and product penetration and complexity. BCP’s middle-market clients’ annual revenues generally vary from US$6.7 million to US$50 million, and are serviced nationwide by 13 BCP regional managers.

The Middle-Market Banking Area made has continued to make significant progress toward implementing its strategic goals by:

•	Creating dedicated points of contact to meet the needs of its customers more efficiently;

•	Streamlining its lending processes to provide middle market customers with prompt service;

•	Introducing new electronic financial products to make its services more accessible to customers;

•	Incorporating sophisticated technical tools in order to implement a risk-based pricing model;

•	Focusing on fee income, and loan portfolio growth; and

•	Introducing a new commercial planning model that employs an efficient and standardized methodology.

According to internal reports, in 2011 net income from the Middle-Market Banking Area increased to US$87 million. This was the result of an increase in net interest income (loans and deposits) of 33% and in fee income of 13%. The Middle-Market Banking Area’s annual average loan portfolio had a market share of 34.5%, (US$2,930 million), making BCP the leading bank in its segment.

We believe that middle market companies have benefited significantly from the overall economic improvements in Peru over the past few years. Loan quality problems have been addressed through procedures and organizational changes that have focused on improving the loan approval and credit-risk assessment processes.

Institutional Banking

BCP’s Institutional Banking Area serves 900 clients in Lima and 300 clients throughout the rest of the country. In Lima, a specialized team in wholesale banking serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, and microfinance institutions. In other provinces, a specialized remote wholesale banking team partners with BCP’s retail banking area to serve clients.

The annual average deposit amount in BCP’s Institutional Banking Area (Lima and provinces) reached US$2.6 billion in 2011. The Institutional Banking Area is strategically important because of the potential its clients present for generating income from fees and cross-selling opportunities. BCP’s strategy in this Area is focused on building customer loyalty by offering customized services at competitive rates and providing outstanding service quality. Our institutional banking typically requires remote office banking, collections and automated payroll payment services.

International Banking

The International Banking Area focuses on providing short-term credit for international trade, which is usually funded with customer deposits or with credit lines from foreign banks and institutions. Medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions are also provided to clients. In addition, this unit earns fees by confirming guarantees issued by international banks and other fees as a result of the international payment business. The International Banking Unit also promotes international trade activities with its local clients by structuring trade products and services, organizing and sponsoring conferences and advising customers through a wide range of trade products.

Since September 2008 the International Banking Unit has also been supervising our trade back-office unit (International Operations). BCP maintains business relationship with correspondent banks, development banks, multilateral and export credit agencies in countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital and medium- and long-term investment projects.

In 2011 (based on BCP’s internal report), BCP’s export volumes increased by 19.3% reaching US$19.8 billion (compared to US$16.6 billion in 2010), which represented 43.3% of total Peruvian exports.

Total Peruvian imports were US$ 37.9 billion in 2011, increasing by 26.8% from US$ 29.9 billion in 2010, which was primarily due to higher demand for raw materials and capital goods. BCP’s import letters of credit, collections and transfers amounted to US$12.4 billion in 2011, increasing by 31.9% from US$9.4 billion in 2010, which represented 32.7% of total Peruvian imports.

BCP has a direct presence abroad through its agency in Miami and its branch in Panama. It has access to a wide network of foreign correspondent banks and can offer several internationally competitive products to its customers.

BCP has correspondent banking relationships and uncommitted credit lines with more than 80 banks for foreign trade operations, financing of working capital and medium- and long-term investment projects. At the same time, BCP has been approaching the banking market to fund medium-term needs through the usage of syndicate loans structured by different international banks.

During 2011, Peru had a very active leasing market. Leasing as a way of financing became a more important tool for Peruvian companies over the course of the last year, growing from US$6.4 billion as of December 31, 2010 to US$7.7 billion as of December 31, 2011. BCP has consolidated the leasing activities developed by the bank over several years. BCP ended 2010 with US$2.4 billion outstanding in this product, which represented a 38.8% of the market share in Peru. By the end of 2011, BCP registered a slightly smaller market share, 37.5%, reaching US$2.9 billion in outstanding balances.

Corporate Finance

BCP´s Corporate Finance Area is a leading advisor to corporate, middle market and institutional clients in Peru. Our Corporate Finance team is composed of over 25 executives based in Peru and is the largest team of its kind in the Peruvian marketplace. BCP´s Corporate Finance Area provides a wide range of investment banking and corporate finance advisory services, including structured financings, capital raisings, initial public offerings, mergers and acquisitions and corporate restructurings. In 2011, the Corporate Finance Area participated in over US$2,400 million in principal amount of structured transactions, which involved financing through both the local capital market and the banking system. BCP’s Corporate Finance team is ranked first in the 2011 local debt capital market league tables having placed over US$780 million in principal amount of debt instruments, which accounts for 55% of the local debt capital markets primary offers. The main projects in 2011 included:

•	Syndicated term loan of US$160 million (BCP participated with US$100 million) for Consorcio Transmantaro to finance the construction of Zapallal-Trujillo transmission line.

•	Reserva Fría leasings: (i) a leasing arrangement of US$110 million for Empresa Eléctrica de Piura - EEPSA to finance the construction of the Reserva Fría project located in Talara, Piura; and (ii) a subordinated leasing of US$100 million for EnerSur to finance machinery and equipment of the Reserva Fría project located in Ilo, Moquegua.

•	Leasing arrangement of US$100 million for Corporación Aceros Arequipa to finance the expansion of its plant in Pisco.

•	Medium Term loan of US$150 million for Dia Bras Perú to finance the acquisition of 92.12% of the shares of Sociedad Minera Corona S.A.

•	Arrangement and placement of Edyficar and Pacífico subordinated bonds for S/.70 million and US$60 million respectively to strengthen both companies’capital position.

•	Medium Term loan arrangements of US$50 million for Abengoa to finance the construction of a private transmission line for the Xstrata Tintaya mining project of Las Bambas.

During 2011, the Corporate Finance Area generated income in excess of US$21.5 million from structuring, advisory and issuance fees.

Cash management and transactional services

Our Cash management and transactional services unit is in charge of developing transactional services that handle the exchange of information among and money transfers to corporations, midsize companies, institutions and micro-business companies. This unit is responsible for both the development and marketing of transactional (or “cash management”) services for our corporate and institutional clients. We offer more than 30 products aimed at strengthening ties with clients and assuring their loyalty, as well as reducing costs using electronic channels and increasing fee income.  Services managed by this unit include collections (automated trade bill collection), automated payments (direct credits to personnel and suppliers’ accounts, reverse factoring and money transfers), electronic office banking, electronic lending solutions and cash management through checking accounts with special features.

During 2011, transactional services continued to be an important contributor to our earnings. The monthly average of the number of current accounts increased 4% and fee revenue increased 7% compared to 2010 which not includes the small business as a segment. Fee income from collection services also increased with letters and companies’ collections commissions increasing by 8% and 27%, respectively, with regard to 2010 due to our strong performance in the corporate and midsize market. Our strategic decision to offer value to our clients through the implementation of a more efficient service mechanism explained part of this improvement.  In addition, the higher demand by clients for the remote banking service “Telecredito” generated, in terms of number of transactions, a growth of 20% compared to 2010. Tax collections also grew 12%. Likewise, the transaction volume generated by reverse factoring increased 16% in 2011.

(ii)	Retail Banking Group

According to BCP’s internal reports, by the end of 2011, retail banking-related loans represented 42% of BCP’s total loans, while retail banking-related deposits accounted for 50% of BCP’s total deposits. Net income from retail lending constituted 37.3% of BCP’s net income, while income from retail related fees constituted 62.6% of BCP’s total fee income.

In 2010, the Retail Banking Group’s loan volumes grew by 22.3% as compared to volumes in 2009, reaching US$5,322 million. In 2011, loan balances reached US$7,108 million, which represented a 33.6% increase over 2010’s figure. This growth was a result of strong consumer lending, which includes installment loans and credit cards, home mortgages and small and micro business loans. With respect to deposits, BCP’s retail banking-related deposits have also shown consistent growth. Deposits grew by 15.9% in 2010 reaching US$ 9,062 million (US$ 7,820 million at the end of 2009), and by 15.2% in 2011, reaching a total of US$10,443 million by the end of the year.

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

BCP’s retail banking serves individuals and small-sized companies with annual sales levels of up to US$6.7 million. BCP’s objective is to establish profitable long-term relationships with its broad client base, using segmentation strategies that satisfy the specific needs of each type of client. BCP’s retail distribution strategy changed at the beginning of 2007, when BCP started using the branch network as the center for all transactional and commercial activities. BCP now has a commercial division, in charge of most direct sales forces and branches, which in turn are organized on a geographic level. Each branch is responsible for servicing and selling products to three customers groups: affluent, small business and consumer. In addition, each branch manager is responsible for overseeing the different channels offered within the branch, such as account managers, customer service representatives and tellers. Telemarketing, mid size business banking and real estate developer financing are not managed directly by local branches because of the specialty level and high growth potential associated with these products.

During 2008, BCP saw an unprecedented investment in infrastructure and human resources to support its “banking the unbanked” market penetration strategy in Peru. As a result, between 2008 and 2011, BCP experienced substantial growth in its various channels, including 3,433 new customer contact locations (12 branches, 598 ATMs and 2,823 Agentes BCP). Demonstrating its leadership in attracting new customers, BCP now services over four million customers with its network of 342 branch offices, 1,485 ATMs and 4,674 Agentes BCP (these figures do not include the customer contact locations under Edyficar’s management, which we account for separately).

Affluent Banking

Affluent customers are crucial to BCP because of their high loan and deposit volume and their attractive profitability. They receive a differentiated value plan which includes: (i) access to innovative products, (ii) dedicated customer services channels such as specialized account managers and/or expert phone banking, (iii) preferential service by tellers at the branches and (iv) special interest rates on loans. BCP’s affluent customers, who total approximately 181,000, must have a positive credit record and at least US$20,000 in outstanding loans with BCP or a minimum US$40,000 balance in deposits with BCP. Approximately 120,000 of the most profitable affluent clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. Account managers are also responsible for new customer acquisition, particularly through mortgage loans. The affluent banking segment is very profitable, generating 33% of the retail banking group’s revenue while managing 4% of the total customer base, 40% of the retail group’s loan volume and 33% of its deposit volume.

Small Business Banking

BCP’s Small Business Banking Area accounts for 460,000 clients. Customers are divided into two groups with different business models, services levels, and product access. The first group is top-end small business banking, which serves approximately 12,000 clients with debts between US$0.2 million and US$1.2 million and/or annual sales between US$0.5 and US$6.7 million. The next group of 448,000 small business clients has debts up to $0.2 million and/or annual sales up to US$0.5 million.

According to BCP’s internal reports, the Small Business Banking loan portfolio grew from US$1,546 million to US$1,984 million in 2010, and by the end of 2011 the loan portfolio was US$2,744 million. In terms of deposits, this group increased deposits from US$1,637 million in 2009 to US$1,860 million in 2010 and then to US$1,885 million by the end of 2011.

Edyficar also serves the microfinance segment, and as of December 31, 2011, it registered 356,099 clients with a total loan portfolio equivalent to US$507 million, which represented an increase of 42% compared to the level registered at the end of 2010. As of December 31, 2011, Edyficar had a client market share of 11.2%, making it second in terms of market share within the microfinance segment. The aggregate market share of Edyficar and BCP in the microfinance segment totaled 21.4% at the end of 2011, and combined, they have the highest market share in the microfinance segment (Micro-Finance is part of Small Business Segment).

Consumer Banking

Our Consumer Banking Area is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 3.9 million medium to low income individuals. Consumer Banking focuses on customers who receive their payroll through BCP (which represent slightly more than 1 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products) and access to payroll advances. BCP has continued to excel in expanding its debit card as a form of payment, maintaining more than half of the Peruvian market share in withdrawals and payments with debit cards, which is a year-to-year increase of more than 674,000 cards. BCP concluded 2011 with more than 3.9 million cards.

Mortgage Lending

As of December 31, 2011, BCP was the largest mortgage lender in Peru with a market share of 34.01% of total mortgage loans in the Peruvian banking system. This was largely the result of BCP’s extensive marketing campaigns and its improvements in the quality of procedures for extending credit and establishing guarantees.

BCP expects the mortgage lending business to continue to grow because of:

•	low levels of penetration in the financial market,
•	increasing demand for housing,
•	availability of funds for the Peruvian government’s MiVivienda low-income housing program and
•	the current economic outlook for controlled inflation and economic growth in Peru.

BCP had US$2,452 million in outstanding mortgage loans as of December 31, 2011 (as compared to US$1,905 million at year-end 2010 and US$1,571 million at year-end 2009).

All of our mortgage-financing programs are available to customers with minimum monthly income of US$400. The MiVivienda program, a program supported by government resources, placed a limit of US$60,000 on the value of the house to be purchased. BCP will finance up to 90% of the appraised value of a property where monthly mortgage payments do not exceed 30% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offers is 25 years, in either U.S. Dollars or in local currency. Within the mortgage lending business, in 2011 BCP stopped offering variable and LIBOR-based interest rates and offered fixed interest rates on home mortgage loans denominated in both U.S. Dollars and Nuevos Soles. BCP’s mortgage portfolio is predominantly fixed rate and U.S. Dollar-denominated.

In May 2006, the original MiVivienda program was terminated. However, local banks (with governmental approval) launched a similar project, known as MiVivienda2, to which proprietary funds contribute. In addition, in March 2007, BCP created a new program financed by the government called Mi Hogar, which targeted people with a lower income profile. The conditions of the new program are almost identical to those of the first MiVivienda program, except that financing is in local currency. In June 2009, the MiVivienda administration decided to re-launch its new MiVivienda program with the objective of financing mortgages between US$17,000 and US$60,000 using government funds (the government offers guarantees to the lending bank or financial institution through Corporación Financiera de Desarrollo S.A. COFIDE). Simultaneously, they re-launched their product, Techo Propio, to finance mortgages between US$7,000 and US$17,000. In both cases, the programs are intended to develop social housing in the country. In 2011, nearly 8,876 MiVivienda loans were sold, 31% of which were sold through BCP. BCP’s main objective is to establish long-term profitable relationships with its clients, by tailoring its products and services to satisfy the specific needs of each segment.

As of December 31, 2011, mortgages loans in the Peruvian banking systems totaled approximately US$ 7,140 million, which represented 14.9% of total loans of the banking system and only 4.04% as a percentage of Peruvian GDP. In the case of Credicorp, mortgages loans accounted for 14.06% of its total loan portfolio, and an average LTV (loan to value) of 61% and past-due-loan ratio of 1.3%.The Company, through its subsidiary BCP, has increased lending to lower socio-economic segments in Peru through programs sponsored by the government (Mi Vivienda and Mi Hogar). Mortgage loans to this sector represent approximately 11.6% of Credicorp’s total mortgage loans and 1.82% of total loans. The Company’s total portfolio also includes mortgage loans granted in Bolivia, which represent 1% of its total loans with LTV of 57.9%.

The real estate markets in Peru and Bolivia have grown in recent years as a result of the shortage of housing in both countries and, as a result, mortgage loans have had a positive impact on Credicorp’s results of operations because of the increase in volume of loans granted per year, the cross-selling that the product allows, and the low expected losses considering the high LTV of the products.

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

Peru’s economic growth has had a major impact on the consumer credit market, which grew by a total of 30% during 2008, 7% during 2009, 15% in 2010 and 36% in 2011. The Peruvian national outstanding consumer credit monthly average balance is US$2,073 million, consisting of US$748 million in credit card loans and US$1,269 million in installment loans. BCP’s market share in consumer lending has consistently increased since 2007 growing from 17.9% to 18.7%. This growth in consumer lending was achieved while maintaining a ratio of accounts delinquent (for over 30 days) of below 4%.

Between 2007 and 2008, installment loans experienced an unprecedented growth of US$211 million in outstanding balances, a 43% increase. During 2009 and 2010 installment loans grew another 16% and 17%, respectively. In 2011, these loans grew by another 35%. This result was due, in part, to a strategic change by BCP, which was designed to broaden its customer base. In 2007, customers with a monthly gross income of less than US$600 represented less than 5% of installment loan sales (by number of credits), while in 2011 they represented 50% of all new installment loans sales (by number of credits), which represented 20% of the volume sold.

In the credit card business, BCP continued to apply segmented strategies. BCP continues to offer value to its high-end customers through partnerships with the airline LAN and with Primax, a chain of gas stations. These programs, coupled with BCP’s own travel program, enabled it to reach record levels, both in point generation and point usage (exchanges). To attract customers in the lower income segment, BCP worked on streamlining its risk assessment, card delivery process and generating partnerships with other retailers.

In 2011 Retail Banking launched a new product called Movistar BCP MasterCard Credit Card, in partnership with Movistar, a global leader in the telecom business, with the intention of strengthening BCP’s position in the lower income segment and issuing for the first time MasterCard credit cards. This complements our AMEX and VISA offer.

BCP has been continuously improving its credit monitoring systems and optimizing its scoring models, which include, among others, behavior, payments and income forecasting. As a result, BCP has achieved a US$58 million increase in outstanding balances in 2008 and US$97 million in 2009. According to BCP’s internal records, the number of active credit cards has constantly increased from 325,000 in 2006 to 387,000 in 2007 to 430,000 in 2008, to 446,000 in 2009, to 580,000 in 2010 and to 750,000 in 2011. In addition, annual purchases have increased from US$592 million in 2006 to US$868 million in 2007, to US$1,131 million in 2008, US$1,203 million in 2009, US$1,525 million in 2010 and US$2,100 million in 2011.

BCP is also the largest shareholder of VISANET in Peru, holding approximately 35.22% of its total shares. The number of VISANET electronic payment terminals grew to approximately 70,000 in 2011, as compared to 2,816 in 2006.

(iii)	Asset Management Group

In addition to BCP’s Wholesale and Retail Banking operations, BCP operates an Asset Management Group, which currently is the largest capital markets and brokerage distribution system in Peru. The principal activities of the Asset Management Group include, investment advisory, brokerage, mutual funds, custody, trust and research.

BCP’s products are distributed through its subsidiaries and branches. BCP’s close relationship and coordination with its subsidiaries has established BCP as the market leader in the capital markets business in Peru.

Credibolsa is BCP’s brokerage subsidiary through which BCP offers a wide variety of equity and fixed-income products and services as well as research. Credibolsa’s activities include the structuring and placement of primary market issues and the execution and trading of secondary market transactions.

Credifondo S.A, Sociedad Administradora de Fondos, or Credifondo is BCP’s mutual fund subsidiary, which offers a variety of investment products and services. Mutual funds offered by Credifondo include short/long term, U.S. Dollar and local currency fixed income funds, equity funds and mixed funds (fixed income plus equity according to different risk profiles). It is the largest mutual fund manager in Peru, according to data published by the Superintendencia de Mercado de Valores (SMV formerly CONASEV). As of December 31, 2011, Credifondo’s assets under management (AuMs) totaled US$2,131 million and represented 42.11% Peruvian market share. Credifondo manages ten separate funds, with a total of 81,694 participants, compared to 92,626 in 2010. Funds are segmented according to risk profile and invest primarily in Peruvian equities, U.S. Dollar-denominated bonds, Nuevo Sol-denominated bonds and U.S. Dollar-denominated short-term securities. The decrease in the number of participants was due to the political uncertainty that Peru experienced as a result of the 2011 presidential election. Credifondo’s management expects to increase its product offering during 2012 by launching new funds that will invest in securities considered under the MILA Agreement (Mercado Integrado Latinoamericano) in order to deliver a more competitive value proposition to its clients.

Creditítulos is BCP’s asset securitization subsidiary, through which BCP offers local securitization structuring to corporate entities.

BCP held US$31.8 billion in securities, as of December 31, 2011. BCP provides custody services that include physical and electronic custody of securities and the payment of dividends and interest. Our most important clients are Peruvian institutions that invest in domestic and foreign markets, as well as international investors that have chosen our custody services for their domestic investments.

Trading and Brokerage Services

In 2011, the Peruvian capital markets recovered strongly after the international financial crisis. The Lima Stock Exchange General Index (IGBVL) experienced a decrease of 16.69% in 2011.

Credibolsa maintained its leadership position in the Lima Stock Exchange with a 28.2% market share as a result of a trading volume that reached US$4,392 million in 2011. Credibolsa was also the number one stock broker for initial offerings (in terms of transaction principal volume) issuing a total of S/. 789 million and US$494 million in fixed income securities and attaining a market share of 54.9%.

BCP’s management believes that Credibolsa will continue expanding its business based on its ability to provide strategic advice to clients while offering various products that meet their needs. Furthermore, BCP’s wholesale banking marketing represents an important strength that allows Credibolsa reach leading companies in the local market, while BCP’s branch network helps to expand Credibolsa’s business in the retail segment.

(iv)	Treasury

Treasury, Foreign Exchange, Derivatives and Proprietary Trading

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

BCP’s derivative group serves companies ranging from SME to large corporations in their needs to hedge market risks. This group offers forwards, FX options, interest rate swaps, cross currency swaps as well as tailor-made derivatives for its clients. BCP’s strong balance sheet and experienced professionals allow the derivative group to provide not only innovative hedging solutions but also competitive pricing to its clients. BCP’s derivative business is closely supervised by the treasury risk unit which includes professionals trained in best risk practices in the international markets.

Since 2007, BCP has adhered to international best practices in terms of cash management. BCP created the Assets and Liabilities Management Service (or ALM) which is responsible for managing its balance sheet under the Asset and Liabilities Committee (or ALCO) oversight. ALM is responsible for managing BCP’s balance sheet and for accepting reasonable interest rate and liquidity risks through management of the short- and long-term transfer rates.

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

Lending Policies and Procedures

The Bank has adopted a risk appetite framework and established objective metrics and thresholds to periodically monitor the Bank´s evolving risk profile. The framework was approved by the Board of Directors, and will be managed and monitored by the Risk Management unit within the Bank’s Central Risk Management division. The adoption of a risk appetite framework represents the Bank´s guiding commitment to align its forward-looking business strategy with its corporate risk vision.

BCP’s uniform credit policies and approval and review procedures are based upon conservative criteria and are uniformly applied to all of its subsidiaries. These policies are administered in accordance with guidelines established by Peruvian financial sector laws and SBS regulations. (See “—(11) Supervision and Regulation—(ii) BCP,” and the guidelines set forth by our board of directors.)

BCP’s credit approval process is based primarily on the evaluation of each borrower’s repayment capacity and commercial and banking references. BCP determines a corporate borrower’s repayment capacity by analyzing the historical and projected financial condition of the company and of the industry in which it operates. Other important factors that BCP analyzes include the company’s current management, banking references, past experiences in similar transactions, and collateral to be provided.

For the evaluation of BCP’s corporate borrowers, credit officers analyze the client’s ability to repay obligations, determine the probability of default of the client using an internal risk rating model, and define the maximum credit exposure that BCP wants to hold with the client.

BCP’s individual and small business borrowers are evaluated taking into account client’s capacity for repayment, a documented set of policies (including, among other issues, client’s financial track record), and, in most cases, credit scores, which assign loan-loss probabilities related to the expected return of each market segment. In BCP, about 80% of credit card and consumer loan application decisions are made by automatic means. The complement, mortgage and small business loan applications decisions, are made by credit officers who use credit scores and profitability models as an input for their evaluations and report to a centralized unit.

Success in small business and personal lending areas depends largely on BCP’s ability to obtain reliable credit information about prospective borrowers. The SBS has an extensive credit bureau which has expanded its credit exposure database service to cover businesses or individuals with any amount borrowed from Peruvian financial institutions. This database includes information on the loan risk category in which the borrowers are classified: “Normal,” “Potential Problem,” “Substandard,” “Doubtful” and “Loss.”

BCP has a strictly enforced policy with respect to the lending authority of its loan officers. It also has procedures to ensure that these limits are adhered to before a loan is disbursed. Under BCP’s credit approval process, the lending authority for middle market, small business, and personal loans is centralized into a specialized credit risk analysis area, whose officers have been granted lending limits. To ensure that loan officers and credit analysis officers are complying with lending policies, the credit department and BCP’s internal auditors regularly examine credit approvals, in addition to the controls built into the loan approval workflow systems.

The following table briefly summarizes BCP’s policy on lending limits for loan officers and credit risk analysis officers. Requests for credit facilities in excess of the limits set forth below are reviewed by BCP’s general manager, executive committee or, if the amount of the proposed facility is sufficiently large, board of directors.

	Risk without collateral or with
	only personal collateral or		Risk with preferred
In US$ thousands	guarantee		guarantees (1)
Board of Directors		Regulatory limit		Regulatory limit
Executive Committee	US$	267,119	US$	267,119
General Manager	US$	60,000	US$	60,000
Risk Division Manager/ Credit Division Manager	US$	13,500	US$	27,000
Credit Risk Manager	US$	4,500	US$	14,400
Credit Risk Chiefs	US$	1,800	US$	5,400
Retail Credit Risk Manager	US$	1,200	US$	2,000

(1)         Preferred guarantees include deposits in cash, stand-by letters, securities and other liquid assets with market price, mortgages, non-real estate property guarantees and assets generated by leasing operations. The limit for the Executive Committee is 10% of the Regulatory Capital of BCP as of December 2011.

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

BCP operates in substantial part as a secured lender. As of December 31, 2011, approximately US$9.4 billion of our loan portfolio and contingent credits were secured by collateral, which represents 48.9% of the total loan portfolio based upon our unconsolidated figures, as compared to 45.4% in 2010 and 47.9% in 2009.

Liquid collateral is a small portion of the total collateral. In general, when BCP requires collateral for the extension of credit, it requires collateral valued at between 110% and 150% of the principal amount of the facilities granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons.

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

BCP conducts unannounced internal audits on borrowers’ financial statements, consistent with local banking regulation of the different jurisdictions in which it operates.

Deposits

Deposits are principally managed by BCP’s retail banking group. The main objective of BCP’s Retail Banking Group operations has historically been to develop a diversified and stable deposit base in order to provide a low-cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. BCP has historically relied on the more traditional, stable, low cost deposit sources, which it considers to be its core deposits: time, demand deposits, savings and CTS deposits. CTS deposits, or Severance Indemnity Deposits, are funded by companies in the name of their employees. CTS deposits amount to one month’s salary per year and may be withdrawn by the employee only upon termination of employment or upon transfer to another bank, subject to certain exceptions. Exceptions include disposing of 40% of the CTS deposit made in May 2010 and 30% of CTS deposit made in November 2010. Since the year 2011, employees may dispose 70% of the excess of six gross monthly remunerations.

As of December 31, 2011, deposits represented 71.8% of BCP’s total source funding. BCP’s extensive branch network facilitates access to this type of stable and low-cost funding. BCP’s corporate clients are also an important source of funding for BCP.

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

Information Technology

BCP considers its technology platform to be one of its main competitive strengths and has continued to invest in this area to maintain its competitive position in the banking sector. BCP’s IT investments and expenses to upgrade and maintain its technological systems totaled US$151.8 million in 2011, US$136.2 million in 2010 and US$120.7 million in 2009. In 2011, IT investments represented 49.5% of the total IT investments (US$75.1 million), in 2010 they represented 38.1% of the total (US$51.9 million) and in 2009 the participation was 42.2% (US$50.9 million). Of the total investment in 2011, US$ 35.7 million was related to large development projects, US$ 16.2 million related to small development projects, and US$ 23.1 million related to IT infrastructure projects. Among the large projects it is important to highlight Commercial Management (Huascarán – Retail Banking), Commercial Planning (Sipán – Wholesale Banking), Treasury (Derivatives Module), Financial Data Model, Teller, SAP Accounting Phase 2, among others. Small development projects were related to improvements of BCP’s existing software or extend distribution channels. On the other hand, IT infrastructure projects corresponded to extensions and renewal of existing IT infrastructure and hardware.

As part of BCP’s “Excellence in Continuous Operations” Program, or ECO Program, BCP completed the construction of a new data center in Chorrillos during the second quarter of 2011. The La Molina and Chorrillos data centers will operate in an “active-active” mode, with each system supporting the other. In addition, at the end of 2011 a new decentralized contact center in Trujillo was completed. We invested a total of US$99.7 million in the Chorrillos and the Trujillo data centers. Both centers are scheduled to start operations in the first quarter of 2012.

Marketing

BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and is focused on change and innovation. The company promotes its products and services by constantly improving them. In this manner, BCP aims to grow and be a leader in every retail market by offering the highest possible value for its clients and shareholders. In 2011, BCP continued its strategy which was based on generating value.

BCP continued to develop strategies to approach different retail customer groups, by increasing use of Customer Relationship Management (CRM) tools across all segments. This enabled BCP to reach customers proactively and provide them with personalized offers and terms, in a timely manner while using cost effective channels and maximizing efficiency.

Another key element for BCP in creating value is innovation. BCP has launched several innovative products, including new service products for wealthy customers and new benefits for customers whose wages are paid directly into their BCP accounts. BCP is also constantly evaluating and improving its internal systems and means of operation and organization in order to achieve leaner and more efficient processes which help enhanced the experience for our customers. Since 2009 we have continued to implement leaner processes by making adjustments to branch layouts, tellers, ATM cash management and mortgage lending practices. We have also implemented more standardized and sustainable commercial practices.

Quality service is a permanent goal for BCP and the company aims to proactively meet or exceed regulations promulgated under the Consumer Protection Law. BPC has made significant investments in improving service and keeping customers informed about its products and services, with a special focus on reducing the sources of claims.

Anti-Money Laundering Policies

Credicorp has an enterprise wide compliance program in place that meets both our local and international regulatory demands.  This same program is followed both at our head office and in all the countries in which we operate.  We have in place policies and procedures, controls, and a risk based approaches that allow us to properly execute our program.

Credicorp’s Corporate Compliance Officer is responsible for ensuring compliance with all the companies of the Group and therefore has oversight of the activities of the Compliance Officers of each of the foreign branches (BCP Panama and BCP Miami), foreign affiliates (Atlantic Security Bank and Credicorp Securities) and foreign subsidiary (BCP Bolivia). These institutions must comply with all regulations in the countries where they operate, in addition to corporate policies and procedures.

Training is an important aspect of our program, therefore compliance awareness is done through virtual courses offered to all employees as well as on-site training sessions for higher risk functions. Another aspect of our program that demonstrates our commitment towards achieving a high level of compliance is our employee disciplinary action process that ensures employees follow our policies and procedures and maintain the highest standards of ethical behavior.

Recently, we have added additional resources to our regulatory Compliance function to strengthen our efforts towards a series of initiatives that continue to build on our existing program.  These initiatives include reinforcing the anti-corruption, code of ethics, and conflicts of interest programs across the organization.  The chief Compliance Officer is responsible for reporting compliance matters to the Board of Directors as well as the Corporate Governance committee.

Our compliance area has a team of qualified professionals who are certified and have the experience to meet the regulatory challenges ahead both locally and in the markets we serve.  We are committed to maintaining our solid reputation with our regulators, investors and stakeholders.

Employees

As of December 31, 2011, BCP had 18,616 employees (including 2,359 employees from Edyficar) compared to 16,148 employees as of December 31, 2010 and 16,748 employees as of December 31, 2009.

(5)	Atlantic Security Bank

Atlantic Security Bank (ASB), is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment. ASB, a wholly-owned subsidiary of Atlantic Security Holding Corporation, was incorporated in September 1984, in the Cayman Islands and principally serves Peruvian-based customers. ASB had an international licensee branch in Panama, through which conducts all commercial business.

As of December 31, 2011, ASB had total assets of US$1,523.5 million and shareholders’ equity of US$189.2 million (compared with US$1,337.8 million and US$182.6 million, respectively, as of December 31, 2010). ASB reported a net income of US$41.1 million in 2011, compared with US$48.9 million in 2010.

ASB’s clients have traditionally provided a stable funding source, as many are long-time clients who roll-over deposits on a permanent basis. As of December 31, 2011, ASB had approximately 4,000 clients, 95% of whom are Peruvian. ASB deposits at year-end 2011 reached US$1,320.6 million, up 18% from US$1,117.7 million as of December 31, 2010.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities represent a distant second in terms of portfolio allocation, while equity and hedge-fund positions, though present, are even less relevant. As of December 31, 2011, ASB had US$811.6 million at fair value, compared to US$751.6 million in 2010.

Third-party asset management is an important activity for ASB. Total AuM (assets under management) reached US$3,193.6 million as of December 31, 2011, compared to US$3,177.7 million as of December 31, 2010. These assets cover the range from direct unsolicited securities to ASB managed mutual funds.

ASB also maintains a sizable loan portfolio. Total loans outstanding were US$606.1 million and US$468.1 million at year-end 2011 and 2010, respectively. Between 96% and 98% of these loans were guaranteed by the client’s deposits or investments. At the year-end 2011, for example, only US$8.2 million of this total were unsecured loans. This high level of securitization is reflected in ASB’s low level of non-performing loans, which is consistently much less than 1% of total loan portfolio. The overwhelming majority of ASB’s loans are granted to Peruvian individuals and companies, while those that are not are otherwise directed exclusively to Latin American borrowers.

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

(6)	Grupo Pacífico

We conduct our insurance activities through Pacífico Seguros and its subsidiaries, Pacífico Vida and Pacificosalud EPS S.A. which are collectively called as Grupo Pacifico. We provide a broad range of insurance products (including property and casualty, life and health). In 2011, the eight most significant business lines collectively generated 80.3% of total premiums written by Grupo Pacífico. These business lines consisted of automobile, health, medical assistance, life (individual life, credit life, group life, and disability and survivorship insurance), pension fund underwriting and commercial property damage (fire).

Grupo Pacífico is the second leading Peruvian insurance company, including private health companies, with a market share of 29.6% based on direct premiums earned in 2011. This market share calculation includes premiums from Pacifico Seguros, Pacifico Vida and Pacificosalud EPS S.A and represents our total market share in the insurance market and healthcare sector.

Pacífico Seguros premiums increased 13.5% to US$378.6 million during 2011 from US$333.5 million in 2010 and net premiums earned, net of reinsured premiums and of technical reserves (as defined below in “―(ii) Claims and Reserves”), were US$228.9 million in 2011, increasing 13.5% compared to 2010.

In 2011 the ratios for losses and acquisition costs were affected by an increase in competition, particularly in the traditional brokers’ channel. This has exerted downward pressure on fees and generated an increase in commissions for insurance sales. In comparison to 2010, the loss ratio increased 4% while the commissions over net earned premiums ratio grew 1.1%.

Although our administrative expenses over net earned premiums ratio continues to be more efficient than that of our competitors, it experienced a decline in 2011 due to the investments that we are making to diversify our distribution channels and bolster Pacífico Seguros’ presence in the provinces. Accordingly, general expenses grew 22% on an annual basis and thus contributed to the drop in net income from US$28.2 million in 2010 to US$14.2 million in 2011.

Grupo Pacífico’s businesses in property and casualty and private health are highly concentrated, with a client base of over 34,000 companies and over 800,000 individuals in the property and casualty and health insurance programs, including individuals affiliated with group health insurance programs through the companies by which they are employed. As of December 2011, revenues from policies written for Grupo Pacífico three largest and 20 largest customers represented 8.7% and 25.5% of total premiums in its property and casualty and health insurance businesses, respectively. Grupo Pacífico property insurance lines are sold through agents, brokers and its own sales force, while life insurance is sold by its own sales force. The 10 largest brokers in the property and casualty as well as in the private health segment accounted for approximately 42.7% of total premiums as of December 31, 2011 (compared to 43.9% as of December 31, 2010).

El Pacífico Vida (Pacífico Vida) is Grupo Pacífico’s life insurance subsidiary. In 2011, Pacífico Vida recorded total premiums of US$324 million, a 17.4% increase from total premiums of US$276 million in 2010.

This increase is primarily a result of higher premiums reported in Credit Life (33.5%), Obligatory Insurance for disability y survivorship (25.2%), and Individual Life (15.3%) lines. Pacífico Vida performance in these areas was consistent with the improved performance of the Peruvian life insurance market overall.

Pacífico Vida reported a 25.9% market share based on direct premiums earned in 2011.

Credit Life which also involves credit cards and mortgage loans (through the obligatory credit life insurance associated to this type of credits according to risk policies of banking products), increased its premiums by 33.5% from the end of 2010 to the end of 2011. The strong performance of Credit Life is in substantial part a result of its partnership with Banco de Crédito (BCP), which allows Pacífico Vida to access the largest bancassurance channels in Peru.

Disability and survivorship premiums increased by 25.2% in 2011 compared to 2010. This increase was the result of (i) higher insurance rates in January 2011 (1.09%) and in July 2011 (1.15%) as compared to 2010 (1.06%); and (ii) an increase in monthly insurable income. We currently have the second highest market share for monthly income insurance in Peru, with 26.8%.

Individual Life premiums increased by 15.3% in 2011 compared to the prior year, in line with market growth. This result was mainly due to the sale of Seguro de Vida Inversion Oro and Seguro de Vida Inversión, our improved quality of sales service and the steady development of our distribution channels, which includes our main channel, the agencies, and our Bancassurance, brokers, sponsors and part time channels. As a result, we had 38.9% market share, leading the segment.

In our Group Life business, premiums closed 13.6% above 2010, mainly in our Complementary Work Risk Insurance (SCTR, +26.6% above 2010) and Vida Ley (+25.2% above 2010) lines. This growth was primarily the result of microeconomic gains experienced across the country, the higher number of formal businesses and the strong development of the mining and construction industries.

The Individual Annuity line increased by 7.8% compared to 2010, exceeding the market growth rate of -5.95%. Our outstanding result was mainly due to our decision to increase our direct sales force in Lima and in other provinces throughout Peru.

Pacífico Vida generated earnings of US$50 million in 2011.

Pacífico Salud EPS S.A reported total revenue of US$171.5 million and a net gain of US$2.8 million in 2011, which was mainly due to the acquisition of certain medical subsidiaries, as described further below. These acquisitions generated an extraordinary expense of approximately US$2 million. One of our main strategies is to benefit from the fact that demand for health services in Peru has been growing in line with higher income per capita during recent years; while existing health service providers have been largely unable to keep pace as a result of the limitations implicit in their corporate and organizational structures. Through this strategy, we also seek to benefit in the long term from inflationary trends in the health services sector, which have been constant over the past few years and have led to an 8% increase in average service costs.

To accomplish this, we invested approximately US$82.7 million in the second half of 2011 to create the largest private medical services network in the country by acquiring majority shares to directly manage: (i) El Golf, San Borja and Oncocare clinics in Lima; (ii) the Galeno clinics in Arequipa; (iii) Laboratorios ML, a clinical laboratory; and (iv) Doctor+, which is a house call/ambulance service.

Furthermore, another important step in this strategy was our decision to sign an agreement with Johns Hopkins Medicine International, which is widely recognized as one of the world’s finest medical institutions. We believe that this alliance will allow us to import health services and medical care of the highest international standards to Peru.

(i)	Underwriting, Clients and Reinsurance

Underwriting decisions for substantially all of Pacífico Seguros insurance (property and casualty) risks are made through its central underwriting office. Pacífico Seguros own risk management staff inspects most medium and medium-to-large commercial risks prior to their underwriting, whereas third party surveyors are employed to inspect smaller risks. Underwriting standards are approved by the Board of Directors on a yearly basis.

Pacífico Seguros transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposure on large risks. Reinsurance is placed with reinsurance companies based on the evaluation of the financial capacity of the reinsurer, terms of coverage and price. Pacífico Seguros principal reinsurers in 2011 were, among others, Lloyd’s, Munich Re, Swiss Re, Hannover Re, Everest Re, Mapfre Global Risks, BRIT Ins, New Hampshire Ins, Scor, Insurance Company State of Pennsylvania, General Re, Chartis Insurance U.K, General Re, Berkshire Hathway International Insurance Ltd, W.R. Berkley Insurance (Europe) Ltd. Premiums passed on to reinsurers represented 16.3% in 2011. Pacífico Seguros acts as a reinsurer on a very limited basis, providing its excess reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements.

Although Pacífico Seguros historically has obtained reinsurance for a substantial portion of its earthquake-related risks through excess loss contracts, there can be no assurance that a major catastrophe would not have a material adverse impact on its results of operations or financial condition. See “—(ii) Claims and Reserves.”

(ii)	Claims and Reserves

Net claims paid by Grupo Pacífico as a percentage of net premiums written (i.e., the net loss ratio) reached 63.9% in 2011, a slight increase compared to 63.6% in 2010.

The net loss ratio, in the property and casualty segment, which represented 14.3% of Grupo Pacífico´s premiums in 2011 (13.5% in 2010), increased from 50.5% in 2010 to 54.4% in 2011, mainly due to a higher level of competition on the broker channel that exerted a downward pressure in fees. The net loss ratio from the automobile line, which represented 5% of Grupo Pacífico´s premiums in 2011 (4% in 2010) increased from 40.3% in 2010 to 48.8% in 2011. The net loss ratio from the inland transport line, which represented 0.8% of Grupo Pacífico´s premiums in 2011 (0.5% in 2010) increased from 37.9% in 2010 to 58.5% in 2011. The net loss ratio of the private health line, which was 5.9% of Grupo Pacífico´s premiums in 2011 (5.8% in 2010) increased from 70.7% in 2009 to 74.1% in 2010.

The net loss ratio in the life insurance lines decreased from 66.6% in 2010 to 61.4% in 2011.

The net loss ratio in the health businesses increased from 78.8% in 2010 to 80.4% in 2011 and represented 15.7% of Grupo Pacífico´s premiums in 2011 (15.3% in 2010).

Grupo Pacífico is required to establish (i) claims reserves in respect of pending claims in its property-casualty business, (ii) reserves for future benefit obligations under its in-force life and accident insurance policies, and (iii) unearned premium reserves in respect of that portion of premiums written that is allocable to the unexpired portion of the related policy periods (collectively, “Technical Reserves”). Grupo Pacífico establishes claims reserves with respect to claims when reported, as well as for incurred but not reported (IBNR) claims. Such reserves are reflected as liabilities in Grupo Pacífico financial statements.

Grupo Pacífico records as liabilities in its financial statements actuarially determined reserves calculated to meet its obligations under its life and accident policies and its pension fund underwriting business. These reserves are determined using mortality tables, morbidity assumptions, interest rates and methods of calculation in accordance with international practices.

Pursuant to SBS regulations, Grupo Pacífico establishes pre-event reserves for catastrophic risks with respect to earthquake coverage. See “—(11) Supervision and Regulation—(v) Grupo Pacífico—Reserve Requirements.” In accordance with IFRS principles, the pre-event reserves and income charges for catastrophic reserves are not considered in Credicorp’s consolidated financial statements.

Even though Grupo Pacífico maintains reserves to reduce its exposure, there is always some risk that claims might exceed Grupo Pacífico’s reserves.

(iii)	Investment Portfolio

Grupo Pacífico’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. Grupo Pacífico manages its investments under three distinct portfolios, designed to contain sufficient assets to match the liabilities of the company’s property and casualty (Pacífico Seguros), life and annuities lines (Pacífico Vida), and health care lines (Pacífico Salud). Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. Grupo Pacífico’s invests in local and international markets, emphasizing investments in Perú, U.S. and Latin America. Grupo Pacífico’s has adopted strict policies related to investment decisions. The company´s investment strategies and policies are reviewed and approved by Grupo Pacífico’s Board of Directors. Senior management also takes a leading role in devising investment strategies.

Grupo Pacífico’s investment strategy also considers an appropriate match of currencies related to its assets and liabilities. A significant portion of Grupo Pacífico’s premiums is denominated in U.S. Dollars and most of the company’s assets are also invested in this currency. (In 2011, 77.3% of the gross premiums received by Pacífico Seguros were denominated in U.S. Dollars, compared to 78.4% in 2010).

As part of its improvement process, Grupo Pacífico’s has been adjusting its investment policy in order to apply the best international risk management practices and tools. Grupo Pacífico’s also incorporated the recommendations of Solvencia II and Basel II, with a view to developing a better match of terms and currencies with the company’s liabilities, especially in connection with obligations vis-à-vis Grupo Pacífico’s insured customers.

As of December 31, 2011, the market value of Grupo Pacífico’s portfolio (which includes Pacífico Seguros, Pacífico Vida and Pacífico Salud) was US$1,429.3 million, which included US$103.9 million in equity securities, and US$1,325.3 million in fixed income instruments. The company´s real estate investments’ gross book value reached US$33.4 million. The portfolio is well diversified and it follows an asset-liability management general strategy which is based on the assets (portfolio) regarding liabilities (reserves): (i) cash flow and duration matching (ii) currency matching and (iii) improve the capital structure of the company.

Grupo Pacífico’s reported a consolidated financial income in 2011 of US$100.3 million, an increase of 7.9% compared to US$92.9 million in 2010. This increase is mainly done to the growth of Pacífico Vida’s business lines (especially the life insurance business) and Pacífico Seguros property and casualty businesses.

Pacífico Seguros had a market value portfolio of US$162.3 million at year-end 2011 which included equity investments and fixed income instruments. Pacífico Vida’s market value at year-end 2011 was US$1,256.5 million and mainly consisted of high grade long-term debt instruments. Furthermore, Pacificosalud EPS S.A had a small portfolio with a market value of US$10.5 million.

Pacífico Seguros’ 2011 financial income grew to US$27.1 million, an increase of 10.3% compared to 2010. This improved performance was mainly due to US$9.4 million in capital gains earned on investments in equity and fixed income markets, which reflected our strategy of maximizing capital appreciation. Financial income from its fixed income portfolio increased by 7.5% and income from real estate rental fees increased by 24% in each case compared to 2010.

Pacífico Vida’s 2011 financial income grew to US$71.8 million, an increase of 7.3% compared to 2010. This increase was mainly due to growth in the annuities business line and the fact that the Peruvian consumer price index growth in 2011, which had a positive effect of US$4.5 million on inflation adjusted bonds.

(7)	Prima AFP

In 2011, the pension fund market was stable, with less competition for transfers and increased focus on new affiliations. Prima AFP maintained its leading market position due to a strong value proposal aimed at providing quality information and service to its members.

Strong productivity by Prima AFP’s sales management helped Prima AFP preserve a high quality portfolio and increase its monthly insurable remuneration (or RAM), which is the basis of its revenues. Strong productivity also contributed to Prima AFP’s robust market share. With regard to the collection of contributions, Prima AFP has the largest market share in Peru, at 32.9% as of December 2011.

In the commercial field, Prima AFP focused on recruiting new affiliates and maintaining its existing affiliate portfolio. Pursuant to in-house estimates based on revenues, and taking into account the 1.75% administration fee that Prima AFP charges, Prima AFP’s basis remuneration for revenues increased in 2011. This increase allowed Prima AFP once again to achieve the highest monthly insurable remuneration (RAM) market share, at 32.2%.

In 2011, Prima AFP’s pension fund investment portfolio decreased as a result of lower confidence in a global recovery, although at the local level indicators of the Peruvian economy remained solid. The negative performance of international and local financial markets was reflected in the value of funds under management, which decreased from US$9.8 billion as of December 2010 to US$9.5 billion as of December 2011. Given that pension funds are long-term investments, it is best to observe their returns over a long period. Over the last 60 months, Prima AFP’s annual return was 6.48%, 8.11% and 8.09% for funds 1, 2 and 3. In 2011, Prima AFP registered total revenues of US$104.4 million and profits of US$32.4 million (under IFRS), a 27.0% year-over-year increase. This was accomplished by expanding Prima AFP’s revenue base and controlling its operating expenses.

(8)	Competition

(i)	Banking

Overview

In recent years, several foreign companies have showed interest in entering the Peruvian market while financial companies already in Peru have have taken steps to expand operations and develop new business. In 2006, the Canadian bank with the largest international presence formed Scotiabank Peru pursuant to a merger between Banco Wiese Sudameris and Banco Sudamericano. In addition, in 2006, one of the largest financial organizations worldwide entered the Peruvian market for the first time by forming HSBC Bank Peru.

In 2007, a financial corporation with ten years of operating history received authorization to convert into a bank. That same year, Banco Santander re-joined the Peruvian banking segment and started operations in October. In 2008, two foreign-owned banks initiated operations in Peru: Banco Azteca and Deutsche Bank (Peru), a subsidiary of the German bank of the same name. In 2009, Banco del Trabajo, a subsidiary of Scotiabank, started operations as a finance corporation (Crediscotia Financiera). Finally, in 2010 and 2011 no major commercial banks entered the Peruvian financial system.

While new entries into the Peruvian banking system over the last two years have not been as pronounced as entries in previous years, there is evidence that foreign-owned banks are taking steps to begin operations in the Peruvian market. For example, Itaú Unibanco, Banco Latinoamericano de Comercio Exterior (Bladex), Morgan Stanley Bank and Bank of Tokyo Mitsubishi have received authorization to open representative offices in Peru.

Peruvian Financial System Evolution (2011)

According to the SBS, as of December 31, 2011, were 61 institutions participating in the Peruvian financial system: 15 commercial banks (10 of which have over 80% of foreign shareholders’ participation), 10 finance corporations, 34 non-banking micro-finance institutions and two financial leasing companies. From 2010 to 2011, the number of institutions remained virtually unchanged, with only one new institution, a new rural savings and loan institution (CRAC).

Major Peruvian Banks as of December 31, 2011	Assets	Deposits	Loans
BCP	35.6%	34%	33%
BBVA Banco Continental	21.9%	24%	24.2%
Scotiabank Perú	15.5%	14.5%	15%
Interbank	10.4%	10.3%	11.4%
Banco Interamericano de Finanzas	2.7%	3.1%	2.8%

Source: SBS

As of December 31, 2011, BCP ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 35.6% of assets, 34% of deposits and 33% of loans.

The Peruvian banking system reported an outstanding balance of direct loans of S/.62,896 million and US$24,288 million. These figures represented an annual expansion of 20.3% and 18.8%, respectively. As a result, the dollarization of loans reached 51.0% at the end of 2011. Nevertheless, as of December 31, 2011, the total amount of deposits was S/.126,071 million, which represented a dollarization rate of 47.3%.

The capital ratio (Regulatory capital/Risk-weighted assets) reached 13.38% as of December 2011 (above legal minimum = 10% since July, 2011). This represented a 0.25% decline from the capital ratio reported at the end of December 2010.

Peru’s loan portfolio quality indicators continued improving in 2011. The delinquency ratio reached 1.47%, 2 basis points lower than the ratio reported as of December 31, 2010. Also, the past-due refinanced and re-structured loans over total loans was 1%, 9 basis points lower than the figure reported as of December 31, 2010. Similarly, coverage ratio of the past-due loan portfolio was 251.14% as of December 31, 2011.

Finally, the liquidity of the banking system remained at high and comfortable levels. The local currency liquidity ratio and foreign currency liquidity ratio closed 2011 at 39.2% and 45%, respectively. These ratio levels were well above the minimums required by regulations adopted by SBS (8% in local currency and 20% in foreign currency).

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

In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. In recent years, AFPs’ funds under management and mutual fund assets have increased at rates over those experienced by the banking system. The private pension fund reached US$30.4 billion as of December 31, 2011, decreasing by 2.3% since December 31, 2010 (when funds totaled US$31.1 billion). Total mutual funds reached US$5.1 billion in 2011, a 10.4% decrease from US$5.6 billion in 2010 due to the outflow of funds that occurred in the first half of 2011 and the uncertainty surrounding Peru’s 2011 presidential elections.

(iii)	Other Financial Institutions

Other institutions in the Peruvian financial system tend to specialize in a given market sector. These institutions include finance companies, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives. They mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals. These markets have shown substantial increases in recent years. BCP is facing strong competition from these credit providers, primarily with respect to (i) micro-business loans, where such providers lent US$4.7 billion as of December 31, 2011 (27.2% higher than the US$3.7 billion lent in 2010), representing 48.3% of the total in the financial system (compared to 48% in 2010); and (ii) consumer loans, where such providers lent US$1.8 billion in 2011 (28.6% higher than US$1.4 billion in 2010), representing 17.3% of the total in the financial system (compared to 17.4% in 2010).

BCP also faces strong competition in its credit card operations from credit cards issued by retail stores.

(iv)	Insurance

The Peruvian insurance market is highly concentrated. As of December 2011, four companies commanded 83% of the market share in premiums, and the leading two have a combined market share of 60%. Pacífico Seguros and Pacífico Vida together are the second largest insurance company in Peru with a 27% market share. Peruvian insurance companies compete principally on the basis of price, as well as on the basis of brand recognition, customer service and product features. Grupo Pacífico’s insurance businesses believe that their competitive pricing, strong and positive image, and quality of customer service are significant aspects of their overall competitiveness. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, Grupo Pacífico believes that in the long-term foreign competition will increase the quality and strength of the industry. Grupo Pacífico believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

However, competition in the Peruvian insurance industry has increased substantially since the industry was deregulated in 1991, with particularly strong competition in the area of large commercial policies, for which rates and coverage typically are negotiated individually. The loss by Grupo Pacífico to competitors of even a small number of major customers or brokers could have a material impact on Grupo Pacífico’s premium levels and market share.

(9)	Peruvian Government and Economy

While we are incorporated in Bermuda, substantially all of BCP’s and Grupo Pacífico’s operations and customers are located in Peru. Although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Accordingly, our results of operations and financial condition could be affected by changes in economic or other policies of the Peruvian government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. Also, our results of operations and financial condition may be affected by other political or economic developments in Peru, such as a devaluation of the Nuevo Sol relative to the U.S. Dollar or the imposition of exchange controls by the Peruvian government. See “Item 10. Additional Information—(D) Exchange Controls.” Our results of operations and financial condition are dependent on the level of economic activity in Peru.

(i)	Peruvian Government

During the past several decades, Peru has had a history of political instability that has included military coups d’état and different governmental regimes, which in the past have frequently intervened in the nation’s economy and social structure. See “Item 3. Key Information—(D) Risk Factors.”. In 1987, the administration of President Alan García attempted to nationalize the banking system. Facing an attempt by the state to control BCP, the majority shareholders of BCP at that time sold a controlling interest in BCP to its employees, which prevented the government from gaining control of BCP. See “—(C) Organizational Structure.”

Between 1990 and 2000, President Fujimori implemented a broad-based reform of Peru’s political system, economy and social conditions. See “Item 3. Key Information—(D) Risk Factors.” President Fujimori resigned in 2000 in favor of a transitory government due to an outbreak of corruption scandals. President Toledo then assumed the presidency in 2001 after a period of political turmoil, facing high unemployment and underemployment, an economic recession and social need. In 2006, Alan García was elected for a five year-term, during which remained the main outlines of the economic model, promoting private investment to stimulate the economy.

Presidential elections were initially held in Peru on April 10, 2011 and a second round of elections was held on June 5, 2011. The winner of the elections was Ollanta Humala, who defeated Keiko Fujimori. While President Humala’s initial proposals as a candidate were designed to radically change the economic model that was already in effect, his signing of a "road map", which promised to be moderate, was important for his electoral victory. Among his first acts as president-elect were the ratification of the Central Bank’s president and the appointment of Luis Castilla, who served as Deputy Minister under the previous government, as Minister of Finance. Both of these appointees contributed to recover the investment climate that deteriorated during presidential campaigns period. However, the recovery has been affected by perceived risks abroad, where the Eurozone is under pressure. Despite the uncertainty generated during the first half of 2011 (due to the radical changes proposed by Humala) and the global economic slowdown in the second half of 2011, the Peruvian economy managed to close the year with an economic growth of 6.9%, focused mainly on non-primary sectors highly linked with domestic demand.

Despite the economic strides achieved since 1990 and the high rate at which Peruvian economy has expanded in the last decade, poverty remains a persistent problem, with almost 40% of the population living below the poverty line, which the World Bank defines as monthly income of less than US$60 per capita, adjusted to reflect differences in purchasing power. A significant number of Peruvians live on an income of less than US$30 per capita per month.

(ii)	Peruvian Economy

During his second term (2006-2011), President Alan Garcia continued the market-oriented policies that started in the 1990s with President Fujimori’s structural reforms. Nevertheless, some interventionist measures were passed due to surge of populist initiatives from Congress and social pressures from unions and regional movements. In 2011, presidential elections outcome (Ollanta Humala’s victory) anticipated a shift in government political orientation, which had a negative impact on business confidence and growth perspectives. Although initial concerns on Humala’s government have been mitigated in part by cabinet appointments and political arrangements aimed to reassure investor’s confidence and reaffirm economy’s direction, political risks have not disappeared entirely.

In addition to political changes and the application of sound macroeconomic policies, the positive external outlook allowed Peru to grow at an average of 5.7% in the last decade, reaching a positive growth rate even during the global financial crisis in 2009. In that year, within a global comparison, Peru was among the countries with the highest GDP-growth rates: 0.9% in a year when global production decreased 1.1%. In the following years of recovery Peru continued outperforming global economy and even developed regions, growing 8.8% in 2010 and 6.9% in 2011.

Peruvian economy went through moderation in 2011, because of global turmoil arising from debt crisis in the Eurozone, weaker growth in developed countries, and local factors like political uncertainty associated to presidential elections. The combined effect of these events resulted in slowdown in private investment growth rates (11.0% after 22.1% in 2010). Nevertheless, consumption showed resilience, maintaining its dynamism (6.0% after 6.5% in 2010), as negative contribution of foreign sector reflected stronger growth in imports (7.0%) than exports (4.6%).

During 2007, the Free Trade Agreement (FTA) with the United States was signed and the trade deal was put into effect on February 1, 2009, concluding a long process of trade negotiations and goodwill. The FTA made permanent the special access to the U.S. market enjoyed under the Andean Trade Promotion and Drug Eradication Act. The current trade between these countries is around US$13 billion annually (15.7% of total trade). The FTA is expected to encourage higher export growth and diversification, as well as accelerate reforms that will further enhance the investment climate in Peru, which is already benefiting from high flows of foreign direct investment. Progress was made toward reaching more trade agreements with Peru’s most important trade partners like China (the FTA started in march 2010), which currently stands as the first destiny of Peruvian exports, mainly commodities and primary goods. In 2011, trade between both countries reached US$13.2 billion (16.1% of total trade). Also, Peru concluded trade agreement negotiations with European Union, Japan and Mexico, and all of them are supposed to start in the first half of 2012. It is expected that after solving the uncertainty about global economy, these agreements will help boost growth in the export sector, which since 2008 is relatively flat compared to the buoyancy registered in domestic demand.

Peru’s trade surplus in 2011 was US$9.3 billion, surpassing the 2010 surplus of US$6.7 billion. This trade surplus was the result of a sizeable increase in exports, which reached approximately US$46.3 billion, a historic record, though imports also grew as the domestic economy expanded at a more moderate pace. Exports in 2011 increased 30.1%, based mostly on higher commodity prices, while imports increased 28.3%, due to growth in domestic demand.

Peru has had a history of high and persistent current account deficits. Nevertheless, a process of gradual correction of external imbalances started in recent years. Between 2007 and 2011, Peru’s current account balance reached an average deficit of US$2.1 billion, which is equivalent to 1.3% of GDP. After a brief interruption in 2008, when the deficit again reached high levels (US$5.3 billion, or 4.2% of GDP), and a small surplus in 2009 (0.2 % of GDP) due to a decrease in imports and in investment income (in a context of global slowdown), the correction process took place again. In 2011, Peru again recorded a deficit, this time in the amount of US$4.7 billion (2.5% of GDP) due to a trade deficit that was financed by long-term capital inflows.

Peru’s financial account had an average surplus of US$8.1 billion between 2007 and 2011, reflecting higher foreign direct investment and long-term loans, which reflects the improvement on investor’s perception of Peru’s economic perspective. The exception was the decrease of surplus in 2009 (US$1.5 billion), due to lower capital inflows in a context of global uncertainty, mainly in the first half of the year, but it was enough to reverse the current account deficit. In 2010 and 2011, recovery in capital inflows gradually restored high financial account surpluses, when investors adjusted their risk appetite and reassessed risks in emerging countries, which proved to have solid foundations during the crisis. Nevertheless, stress episodes associated with the Eurozone fiscal crisis, including the bailouts of Ireland and Portugal in 2010 and 2011, respectively, and Greece’s recent debt restructuring negotiations during the second half of 2011, continue to have negative effects on investment inflows into Peru.

Inflation in Peru, as measured by the Lima consumer price index, was 3.5% on average over the past five years. After reducing the Peruvian Central Bank's target of 2.5% to 2.0%, with a +/-1% range, inflation was above the target range in 2007 and 2008, registering 3.93% and 6.65% respectively influenced by higher international commodity prices. As of December 31, 2010 the inflation rate was 2.1%, compared to a 0.25% inflation rate at the end of 2009. Inflation in 2011 was 4.7%, significantly above the Central Bank’s inflation range, driven by external supply shocks (higher commodity prices) as well as local supply shocks (less local food supply).

The exchange rate for Nuevos Soles in Peru has appreciated 15.6% over the past five years, from S /. 3.20 per US$1.00 on December 31, 2006 to S /. 2.696 per US$ 1.00 on December 31, 2011. In the past two years, the Nuevo Sol has posted gains of 2.8% in 2010 and 3.9% in 2011. The appreciation of the Nuevo Sol was substantially due to capital inflows to emerging economies in a volatile market environment due to economic and debt problems in the EU. In 2011, the Nuevo Sol strengthened overall, but underwent periods of depreciation following the political uncertainty associated with the presidential elections and uncertainty in international markets.

The sound policy framework put in place in recent years and the increase in international reserves have contributed to significantly reduce Peru’s economic vulnerabilities and poverty (even though poverty still affects to over 30% of the population) and enhance its business environment. Peru’s strong fiscal surpluses in recent years, the recent moderate deficit due to countercyclical policies notwithstanding, have also supported a significant reduction in public debt and improved maturity structure. In the current uncertain global outlook, these are important fiscal buffers. A sound monetary policy, well-established in a framework that targets inflation, has also been instrumental in helping to maintain macroeconomic stability and reduce dollarization. Structural reforms have reduced Peru’s fiscal and financial vulnerabilities. Free trade agreements and the search of new markets to open new trade destinations, lower informality, and improvement in the business climate have helped improve Peru’s long-term growth prospects, which are reflected in a higher investment and a higher potential growth.

These achievements are believed to have placed Peru in a strong position to face any future deterioration in external conditions, should that be the case. Building on Peru’s strong fundamentals, including a resilient financial system, several measures have been implemented by the authorities that will help to limit spillovers, preserve adequate liquidity conditions in the domestic markets, and bolster domestic confidence. The Peruvian financial system has proven to be strong, despite the impact of the global financial crisis. Credit, which averaged a 31.8% growth in 2007 and 2008, lost momentum, closing 2009 with only a 9.5% growth. The economic recovery in Peru has increased demand for banking credit, which, in 2010, grew by 18.1% and 22.9% in 2011.

Peruvian authorities have been implementing reforms to strengthen the financial system and improve the country’s international liquidity position compared with that observed during the crisis. Under an adverse scenario, the Peruvian Central Bank could use its high availability of foreign reserves, which have risen from 25.8% of GDP in December 2007 to approximately 28.6% in December 2011 and other mechanisms to provide necessary liquidity to the domestic financial system. Also, the increase in the capital ratio of the financial system from 11.7% in December, 2007 to 13.4% in September, 2011 reflects that solvency has improved.

The near term domestic economic outlook continues to appear to be favorable, despite lingering uncertainty about the global economy. The pace of economic growth is expected to be around 5.5% in 2012, reflecting a weaker global economic growth and a moderation in domestic demand. Inflation is expected to remain around the 2% (+/- 1%) target range.

The main risks to the Peruvian economy appear to be external and largely related to the results of the continued economic recovery in developed countries. Peru’s current fiscal position, including the 2011 surplus, the amount of funds accumulated by the public sector (US.$ 5.6 billion as of December 31, 2011), and the fact that the country is now rated investment grade (BBB according to S&P and Fitch, Baa3 according to Moody's but with a positive outlook) is considered to to have strengthened Peru’s ability to withstand future crises Peru’s medium-term prospects are considered to be favorable provided that the country continues to follow prudent macroeconomic policies and deal with longstanding structural challenges.

(10)	The Peruvian Financial System

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

(i)	General

On December 31, 2011, the Peruvian financial system consisted of the following principal participants: the Central Bank, the SBS, 15 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), 10 finance companies, and 2 leasing companies. In addition, Peru has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives, which totaled 34 entities as of December 31, 2011.

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

(iii)	SBS (The Superintendency of Banks, Insurance and Pension Funds)

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

The main amendments defined in Law 1028 were designed to promote the development of Peruvian capital markets by extending the range of financial services that could be offered by microfinance institutions (i.e., non-banks) without requiring SBS authorization.

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

Branches of foreign banks enjoy the same rights and are subject to the same obligations as Peruvian banks. Multinational banks, with operations in various countries, may perform the same activities as Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in the local market, multinational banks must maintain a certain portion of their capital in Peru, in at least the minimum amount that is required for Peruvian banks.

Finance Companies

Under Law 26702, finance companies are authorized to carry out the same operations as banks, with the exception of (i) issuing loans as overdrafts in checking accounts and (ii) participating in derivative operations. These operations can be carried out by finance companies only if they fulfill the requirements stated by the SBS.

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

Peru also has numerous mutual housing associations, municipal savings and credit associations, savings and credit cooperatives and municipal credit bureaus. Over the past five years the entry of new participants, including foreign banks and non-bank financial institutions, has increased the level of competition in Peru.

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

The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 14 in 2011.

(11)	Supervision and Regulation

(i)	Credicorp

Currently there are no applicable regulations under Bermuda law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us, as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. Since our activities are conducted primarily through our subsidiaries in Peru, the Cayman Islands and Bolivia, a summary of Peruvian banking and insurance regulations and Cayman Islands banking regulations is set forth below.

Our common shares are listed on the New York Stock Exchange (NYSE). We are therefore subject to regulation by the NYSE and the Securities and Exchange Commission (SEC) as a “foreign private issuer.” We also must comply with the Sarbanes-Oxley Act of 2002.

We are, along with BCP, subject to certain requirements set forth in Peruvian Law 26702 (“Peruvian Banking Law” or “Law 26702”) as well as certain banking statutes issued by the Peruvian banking regulator, SBS, including SBS Resolution No. 11823-2010, enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates.” These regulations affect BCP and us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

Since our common shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, we are subject to certain reporting requirements to Superintendencia del Mercado de Valores , the Peruvian securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listing—(C) Markets—The Lima Stock Exchange—(ii) Market Regulation.”

(ii)	BCP

Overview

BCP’s operations are regulated by Peruvian law. The regulations for the operation of the Peruvian financial sector are stated in Law 26702. The SBS periodically issues resolutions that cause Law 26702 to be developed. See “—(10) The Peruvian Financial System.” The SBS supervises and regulates entities that Law 26702 classifies as financial institutions. These entities include commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must seek the SBS’s authorization before beginning operations.

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

The Superintendencia del Mercado de Valores (SMV), formerly known as CONASEV, is the Peruvian government institution in charge of (i) promoting the securities market, (ii) making sure fair competition takes place in the securities markets, (iii) supervising the management of businesses that trade in the securities markets and (iv) regulating their activities and accounting practices. BCP must inform SMV of significant events that affect its business and is required to provide financial statements to it and the Lima Stock Exchange each quarter. BCP is also regulated by SMV through Credibolsa, which is BCP’s wholly-owned brokerage house, and Credifondo, which is BCP’s wholly-owned mutual fund administration company. SMV examines Credibolsa and Credifondo on a regular basis.

Under Peruvian law, banks may conduct brokerage operations and administer mutual funds but must do so through subsidiaries. However, bank employees may market the financial products of the bank’s brokerage and mutual fund subsidiaries. Banks are prohibited from issuing insurance policies, but are not prohibited from distributing insurance policies issued by insurance companies.

Authority of the SBS

Peru’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms, which are regulated by SMV – Superintendencia del Mercado de Valores), insurance and reinsurance companies, companies that receive deposits from the general public, pension funds private administrators (“AFPs”) and other similar entities as defined by the law. The SBS is also responsible for supervising the Central Bank to ensure that it abides by its statutory charter and bye-laws.

The SBS has administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the Central Bank, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as us); (iv) reviewing the bye-laws and amendments of bye-laws of these companies; (v) issuing criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the Central de Riesgos (Bank Risk Assessment Center), to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). In addition to them, the SBS is also responsible for stating the criteria relating to the existence of financial or mixed conglomerates in Peru and their supervision. As a result of it, despite its supervision of BCP, the SBS also supervises Credicorp Ltd. on the basis that we are a financial conglomerate conducting the majority of our operations in Peru.

Management of Operational Risk

SBS Resolutions No. 006-2002 and 37-2008 established guidelines for operational risk management, which includes a broad range of risks and defines operational risks as those resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people and systems, or from adverse external events. It also establishes responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in the performance and continuity of their operations and services in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures.

Credicorp, following these SBS guidelines, as well as the guidelines issued by the Basel Committee on Banking Supervision, and the advice of international consultants, has appointed a specialized team responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers and Board of Directors.

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, new products, critical suppliers, critical information assets and technological components. To support the operational risk management process we have developed a business continuity management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, we have developed procedures to register, collect, analyze and report operational risk losses, looking forward to the implementation of advanced models for operational risk capital allocation. Lastly, we have a monitoring and reporting team, whose main objective is to follow up action plans and monitor Key Risk Indicators (KRI) and other performance metrics.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while the actual management of risk control procedures is conducted by the areas that carry out critical activities.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2011. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting.

Capital Adequacy Requirements

Capital adequacy requirements applicable to us are set forth in the Peruvian Banking Law (Law 26702), as amended, and monitored and regulated by the SBS. Law 26702 was enacted in December 1996 and amended in June 2008 through Legislative Decree 1028. The amendment became effective in July 2009 and was aimed at adapting the Peruvian Banking Law to the capital guidelines and standards established by the second Basel Accord (Basel II).

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

Pursuant to the Basel II guidelines, financial institutions are required to hold regulatory capital (“patrimonio efectivo”) that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks. The new minimum capital requirements were implemented as follows.

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

On November 2010, the SBS released a consultative document, which established the proposed methodologies for calculating additional capital requirements consistent with Pilar 2 of Basel II and certain aspects of Basel III. Comments on this document were due February 18, 2011. On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the final methodologies and the implementation schedule of the aforementioned additional capital requirements. The new capital requirements, which are aimed at covering risks not contemplated in Pilar I of Basel II, include requirements to cover concentration, interest rate and systemic risk. Additionally, pro-cyclical capital requirements were also established. These new requirements will be implemented over a period of five years starting in July 2012.

Article 184 of Law 26702, as amended by Legislative Decree 1028, provides that regulatory capital may be used to cover credit risk, market risk and operational risk. Regulatory capital is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of: (i) paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); (ii) other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS, such as hybrid securities; and (iii) unrealized gains and retained earnings in Subsidiaries. Items deducted from Tier 1 capital include: (i) current and past years’ unrealized losses; (ii) deficits of loan loss provisions; (iii) goodwill resulting from corporate reorganizations or acquisitions; and (iv) half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital. The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (iii) of Tier 1 capital net of the deductions in (i), (ii) and (iii) in this paragraph.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include: (i) voluntary reserves that may be reduced without prior consent from the SBS; (ii) the eligible portion of redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS; (iii) for banks using the Standardized Approach Method (SAM), the generic loan loss provision up to 1.25% of credit risk-weighted assets; or, alternatively, for banks using the Internal Ratings-Based Method (IRB), the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to article 189 of the Law); and (iv) half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk, as referred to in Article 233 of the Law.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital: (i) all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; (ii) all investments in shares and subordinated debt issued by an affiliate with which the bank consolidates its financial statements, including its holding company and such subsidiaries referred to in Articles 34 and 224 of the Law; (iii) the amount in which an investment in shares issued by a company with which the bank does not consolidate its financial statements and which is not part of the bank’s negotiable portfolio, exceeds 15% of the bank’s regulatory capital; (iv) the aggregate amount of all investments in shares issued by companies with which the bank does not consolidate its financial statements and which are not part of the bank’s negotiable portfolio, exceeds 60% of the regulatory capital; (v) when applicable, the amount resulting from the formula prescribed in Article 189 of the Law. For the purposes herein, “regulatory capital” excludes the amounts referred to in (iii), (iv) and (iv) of this paragraph.

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

As of December 31, 2011, BCP’s regulatory capital was 14.53% of unconsolidated risk-weighted assets, which is equivalent to having risk-weighted assets that are 6.88 times the amount of regulatory capital.

Legal Reserve Requirements

In accordance with Peruvian regulation - article 67 of Law 26702-, a reserve of up to at least 35 percent of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10 percent of their net income. In accordance with Bolivian regulation, a reserve of up to at least 50 percent of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10 percent of their net income. As of December 31, 2011, 2010 and 2009, these reserves amounted to approximately US$387.3 million, US$369.3 million and US$242.9 million, respectively.

Provisions for Loan Losses

The SBS has authority to establish loan reserves and issue guidelines for the provision of loan losses of Peruvian credit institutions, including commercial banks. SBS Resolution No. 41-2005, enacted in January 2005, requires additional provisions for loans subject to foreign exchange risk, which are recorded for local purposes. Since July 2010, SBS Resolution No. 11356-2008 has required commercial banks to implement a new framework for the assessment and classification of debtors. The resolution also required the establishment of pro-cyclical provisions starting December 2008. In September 2009, the SBS cancelled the requirement of “procyclical” provisions, but in September 2010 a new SBS resolution reinstated this kind of provisions. We estimate and record our allowance for loan losses according to the criteria set out in IAS 39, adjusting the local provisions as necessary. See Notes 3(f)(ii) and 3(i) to the Consolidated Financial Statements.

Provisions for Country Risk

SBS Resolution No. 505-2002 requires the establishment of provisions for exposure to country risk, which includes sovereign risk, transfer risk and expropriation or nationalization risk that may affect operations with companies or individuals in foreign countries. The SBS has also established guidelines for the procedures and responsibilities for management of country risk.

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

In 2011, the Central Bank, as a part of its monetary policy to restrict internal demand and the risk of inflation, maintained the minimum level of reserves for banks at 9%. Bank obligations are subject to a marginal reserve ratio of 55% in foreign currency and 25% in local currency. The reserve funds can be constituted by cash and deposits, with a minimum of 3% held in deposits in current accounts in the Central Bank. Additionally, the marginal reserve requirement on foreign credits with a tenor of less than 2 years has remained at 60% since January 2011.

The Central Bank establishes a remuneration rate on the marginal reserves, those that exceed the minimum legal requirement of 9%, only if such reserves are deposited in the Central Bank’s current account. Foreign currency cannot be used to comply with reserve requirements for liabilities in domestic currency, and vice versa. The Central Bank oversees compliance with the reserve requirements.

The reference interest rate is periodically revised by the Central Bank in accordance with its monetary policy objectives. Once a month the board of directors of the Central Bank approves and announces the Monetary Program through a press release. The reference interest rate increased in 2008 reaching a maximum level of 6.5%. During 2009 the Central Bank started to loosen its monetary policy stance as a response to the deceleration of private spending and the deterioration of the economy. The Central Bank reduced the reference interest rate from 6.50% to 1.25% during that year. In May 2010, the Central Bank changed the direction of its monetary policy to a more restrictive position in line with the rapid growth of domestic demand and the potential for dangerous levels of inflation. Since then, there have been consecutive increases in the reference interest rate, which was raised most recently in May 2011 from 4.00% to 4.25%. As of December 2011, the reference interest rate remained at that level.

In recent years, the Central Bank has on numerous occasions changed the reserve requirement applicable to Peruvian financial institutions as part of its monetary policy. The regulations that were put in place during 2011 have increased the amount of reserves required by S/.2,032 million and US$1,795 million in local and foreign currency respectively. This new environment has led to an increase in the funding cost of the bank. Changes in the reserve requirement regulation may adversely affect the bank´s business, financial condition and results of operations. Even though the marginal required rates have been stable since April 2011, the average rate increased to 14.04% from 13.24% in Nuevos Soles and to 38.7% from 38.0% in foreign currency. In December 2011, the reserve position of commercial banks was S/.9,402 million and US$8,991 million in local and foreign currency, respectively.

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

The limit on credit that may be extended to one borrower vary according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2011, the 10.0% credit limit per borrower of BCP, unconsolidated, was US$267.1 million for unsecured loans, and the 30.0% limit was US$801.3 million for secured loans.

Pursuant to Article 52 of the organic law of the Central Bank, in certain circumstances, the Central Bank has the authority to establish limits on interest rates charged by commercial banks and other financial institutions. No such limits are currently in place; however, there can be no assurance that the Central Bank will not establish such limits on interest rates in the future.

Related Party Transactions

Law 26702 regulates transactions with related parties and affiliates of financial institutions. SBS and SMV have also enacted regulations that define indirect ownership, related parties and economic groups, which serve to limit transactions with related parties and affiliates. These regulations also provide standards for the supervision of financial and mixed conglomerates formed by financial institutions.

The total amount of loans to directors, employees or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital (i.e., 5% of the overall 7% limit). All loans made to any single director or employee borrower, considering his/her close relatives may not exceed 0.35% of such a regulatory capital.

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

Ownership Restrictions

Law 26702 establishes certain restrictions on the ownership of a bank’s shares. Banks must have at least two shareholders at all times. Restrictions are placed on the ownership of shares by persons that have committed certain crimes, as well as by public officials who have supervisory powers over banks or who are majority shareholders of an enterprise of a similar nature. All transfers of shares in a bank must be reported by the bank to the SBS after the transfer. Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock require prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders in the case of juridical persons) are legally disabled, have engaged in illegal activity in the area of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency. The decision of the SBS is final, and cannot be overturned by the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser may be fined an amount equivalent to the value of the securities transferred. In addition, the purchaser is required to sell the securities within 30 days, or the fine will double, and the purchaser is disqualified from exercising its voting rights at shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals and are subject to the limitations described above.

Finally, under Peruvian law, individuals or corporations that acquire more than 3% of a bank’s shares or 1% in a period of 12 months are required to provide information to the SBS upon request.

Finally, under Peruvian law, individuals or corporations that acquire, directly or indirectly, 1% of the capital stock of a bank in a period of 12 months or if with such purchases acquire a 3% or more share participation, have the obligation to provide the information that the SBS may require in order to identify their main economic activities and assets structure.

Risk Rating

Law 26702 and SBS Resolutions No. 672 and 18400-2010, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2011, BCP was assigned the “A+” risk category by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International. As of December 2011, BCP maintained the risk category of “A+”.

Deposit Fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP is currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/. 91,621 as of December 31, 2011.

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

(iv)	BCP Bolivia

Until March 2010, the Bolivian banking system operated under the Ley de Bancos y Entidades Financieras (the Law of Banks and Financial Entities) No. 1488, enacted on April 14, 1993, which was modified by Law 3076 of June 20, 2005, which granted supervisory powers to the Superintendency of Banks and Financial Entities (now referred to as the Financial System Supervisory Authority (Autoridad de Supervisión del Sistema Financiero), pursuant to Supreme Decree 29894). In addition, the law established that Banco Central de Bolivia (the Central Bank of Bolivia) would regulate financial intermediation and deposit activities, determine monetary and foreign exchange policy, and establish reserve requirements on deposits and capital adequacy, which banks and financial companies were required to follow. Also, the Autoridad de Supervisión del Sistema Financiero (the Financial System Supervisory Authority) supervised brokerage activities and mutual fund management that was conducted through BCP Bolivia’s subsidiaries Credibolsa S.A. and Credifondo S.A. These subsidiaries operated under the Ley del Mercado de Valores (the Securities Markets Law) No. 1834, enacted on March 31, 1998.

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

The changes to existing laws by the new Bolivian constitution have not materially impacted BCP Bolivia’s business.

The Bolivian government announced that through the first quarter of 2012 they intend to adopt a new law that involves the application of a new tax burden to the banks and non-bank financial institutions regulated by ASFI. Every institution whose profits exceed the 13% of coefficient of equity returns will be taxed with an additional aliquot of 12.5%. The government also intends enact a related decree, simultaneously with the new law, which will raise the capital adequacy ratio over 10% to strengthen the equity of financial institutions operating in Bolivia. A draft of the new law has not yet been published.

(v)	Grupo Pacífico

Overview

Grupo Pacífico’s operations are regulated by Law 26702 and the SBS. Peruvian insurance companies must submit regular reports to the SBS concerning their operations. In addition, the SBS conducts on-sight reviews on an annual basis. The SBS conducts these reviews primarily to evaluate a company’s compliance with solvency margin and reserve requirements, investment requirements and rules governing the recognition of premium income. If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements, or is unable to pay claims as they come due, it may either liquidate the company or permit it to merge with another insurance company.

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

Reserve Requirements

Pursuant to Law 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. See “—(6) Pacífico Peruano Suiza—(ii) Claims and Reserves.” Law 26702 also requires insurance companies to create a reserve for IBNR claims, which are reflected as a liability, net of recoveries and reinsurance, in the Consolidated Financial Statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to the Consolidated Financial Statements. Finally, Grupo Pacífico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See “—(6) Pacífico Peruano Suiza—(ii) Claims and Reserves.”

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

Ownership Restrictions

Law 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “—(11) Supervision and Regulation—(ii) BCP—Overview”.

(vi)	Prima AFP

Prima AFP’s operations are regulated in Peru by the Consolidated Sole Text of the Private System for the Administration of Funds Act, approved by Supreme Decree No. 054-97-EF. Operations are controlled and supervised by the SBS. In addition, AFPs are under the supervision of the SMV (Superintendencia del Mercado de Valores). AFPs must submit reports to the SBS, members and beneficiaries in general, with regard to the administration of pension funds and any information linked to the AFP’s operations.

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

SBS has put in place many investment limits. These limits restrain the amounts AFPs are allowed to invest considering asset class, economic group, issuer, among others. In addition, some of these limits vary regarding the risk profile of the fund. Among these limits, the most general investment limits are as follows:

•	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;

•	The total amount invested in instruments issued or guaranteed by BCRP cannot exceed 30% of the fund value;

•	The total amount jointly invested under the two aforementioned points cannot exceed 40% of the fund value and;

•	The total amount invested in instruments issued by the government, financial institutions, and non-financial institutions whose commercial activities are mostly abroad, cannot exceed 50% of the fund value. The Central Bank has set a maximum operating sub-limit at 30%.

As mentioned before, the Central Bank can set maximum operating percentages and/or sub-limits to the aforementioned investment limits.

SBS requires a guaranteed minimum profitability for funds under management. Part of the guarantee is the Encaje Legal, an obligatory reserve, which must be funded by the AFP. The amount will depend on the instruments in the portfolio, but is, on average, 1% of funds under management. In addition, Peruvian law establishes that companies must set up a legal reserve equivalent to 10% of net income, until the reserve is at least 20% of the capital.

(12)	Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2007, 2008, 2009, 2010 and 2011 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2007, 2008, 2009, 2010 and 2011 and our results of operations for 2007, 2008, 2009, 2010 and 2011.

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

Average Balance Sheets

Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2009					2010					2011
ASSETS:	Average Balance		Interest Earned		Nominal Avg. Rate	Average Balance		Interest Earned		Nominal Avg. Rate	Average Balance		Interest Earned		Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$	64,870	US$	1,425	2.20%	US$	1,056,389	US$	25,351	2.40%	US$	962,291	US$	33,041	3.43%
Foreign Currency		2,099,395		3,446	0.16		2,147,576		3,319	0.15		2,804,304		3,277	0.12
Total		2,164,265		4,871	0.23		3,203,965		28,670	0.89		3,766,595		36,318	0.96
Deposits in other banks
Nuevos Soles		111,006		5,733	5.16		54,525		1,135	2.08		80,058		4,004	5.00
Foreign Currency		920,030		5,314	0.58		855,555		2,532	0.30		894,865		2,564	0.29
Total		1,031,036		11,047	1.07		910,080		3,667	0.40		974,923		6,568	0.67
Investment securities
Nuevos Soles		1,536,677		38,313	2.49		2,223,416		64,732	2.91		2,607,309		126,683	4.86
Foreign Currency		3,288,724		148,316	4.51		3,314,529		132,063	3.98		2,853,192		101,026	3.54
Total		4,825,401		186,629	3.87		5,537,945		196,795	3.55		5,460,501		227,709	4.17
Total loans (1)
Nuevos Soles		3,893,475		537,357	13.80		4,957,672		698,995	14.10		6,325,230		1,069,628	16.91
Foreign Currency		6,810,072		524,689	7.70		7,967,501		519,733	6.52		9,749,989		463,723	4.76
Total		10,703,547		1,062,046	9.92		12,925,173		1,218,728	9.43		16,075,219		1,533,351	9.54
Total dividend-earning assets
Nuevos Soles		160,185		2,057	1.28		228,216		6,810	2.98		254,027		8,347	3.29
Foreign Currency		114,074		7,658	6.71		208,061		4,805	2.31		256,661		6,974	2.72
Total		274,259		9,715	3.54		436,277		11,615	2.66		510,688		15,321	3.00
Total interest-earning assets
Nuevos Soles		5,766,213		584,885	10.14		8,520,218		797,023	9.35		10,228,915		1,241,703	12.14
Foreign Currency		13,232,295		689,423	5.21		14,493,222		662,452	4.57		16,559,011		577,564	3.49
Total		18,998,508		1,274,308	6.71		23,013,440		1,459,475	6.34		26,787,926		1,819,267	6.79
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles		327,127					362,846					478,035
Foreign Currency		275,276					317,649					368,180
Total		602,403					680,495					846,215
Reserves for loan losses
Nuevos Soles		(133,303)					(211,053)					(257,621)
Foreign Currency		(156,364)					(184,307)					(212,862)
Total		(289,667)					(395,360)					(470,483)
Premises and equipment
Nuevos Soles		303,170					338,817					383,131
Foreign Currency		19,242					15,518					15,112
Total		322,412					354,335					398,243
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Nuevos Soles		820,740		12,728			1,100,346		3,531			1,130,516		14,993
Foreign Currency		814,175		25,889			669,910		8,702			755,903		3,504
Total		1,634,915		38,617			1,770,256		12,233			1,886,419		18,497
Total non-interest-earning assets
Nuevos Soles		1,317,734		12,728			1,590,956		3,531			1,734,061		14,993
Foreign Currency		952,329		25,889			818,770		8,702			926,333		3,504
Total		2,270,063		38,617			2,409,726		12,233			2,660,394		18,497
Total average assets
Nuevos Soles		7,083,947		597,613	8.44		10,111,174		800,554	7.92		11,962,976		1,256,696	10.5
Foreign Currency		14,184,624		715,312	5.04		15,311,992		671,154	4.38		17,485,344		581,068	3.32
Total		21,268,571		1,312,925	6.17		25,423,166		1,471,708	5.79		29,448,320		1,837,764	6.24

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets

Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2009					2010					2011
LIABILITIES	Average Balance		Interest Paid		Nominal Avg. Rate	Average Balance		Interest Paid		Nominal Avg. Rate	Average Balance		Interest Paid		Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-bearing liabilities:
Demand deposits
Nuevos Soles (1)	US$	1,723,108	US$	15,378	0.89%	US$	2,251,493	US$	9,140	0.41%	US$	2,503,311	US$	11,586	0.46%
Foreign Currency (1)		2,685,555		6,036	0.22		3,018,009		4,510	0.15		3,773,232		5,544	0.15
Total		4,408,663		21,414	0.49		5,269,502		13,650	0.26		6,276,543		17,130	0.27
Savings deposits
Nuevos Soles (1)		1,283,529		8,610	0.67		1,719,869		4,086	0.24		2,271,029		8,079	0.36
Foreign Currency (1)		1,952,183		9,899	0.51		2,104,084		4,733	0.22		2,367,401		5,462	0.23
Total		3,235,712		18,509	0.57		3,823,953		8,820	0.23		4,638,430		13,541	0.29
Time deposits
Nuevos Soles (1)		1,988,784		86,312	4.34		2,890,800		69,275	2.40		3,361,966		136,932	4.07
Foreign Currency (1)		4,191,628		119,806	2.86		3,980,428		84,655	2.13		3,806,928		74,400	1.95
Total		6,180,412		206,118	3.34		6,871,228		153,929	2.24		7,168,894		211,332	2.95
Due to banks and correspondents
Nuevos Soles		201,718		4,851	2.40		201,360		11,973	5.95		365,769		49,295	13.48
Foreign Currency		849,004		22,477	2.65		1,632,526		31,559	1.93		1,640,407		15,074	0.92
Total		1,050,722		27,328	2.60		1,833,886		43,532	2.37		2,006,176		64,369	3.21
Bonds
Nuevos Soles		528,565		35,133	6.65		561,228		34,451	6.14		383,271		24,479	6.39
Foreign Currency		1,572,566		56,186	3.57		1,995,499		89,860	4.50		3,234,863		162,264	5.02
Total		2,101,131		91,319	4.35		2,556,727		124,311	4.86		3,618,134		186,743	5.16
Total interest-bearing liabilities
Nuevos Soles		5,725,704		150,284	2.62		7,624,750		128,925	1.69		8,885,346		230,370	2.59
Foreign Currency		11,250,936		214,404	1.91		12,730,546		215,317	1.69		14,822,831		262,744	1.77
Total		16,976,640		364,688	2.15		20,355,296		344,242	1.69		23,708,177		493,115	2.08
Non-interest-bearing liabilities and net equity:
Other liabilities and loss from derivatives instruments and other interest expenses
Nuevos Soles		676,295		(11,177)			805,690		1,859			847,862		2,035
Foreign Currency		1,489,528		67,053			1,416,339		68,020			1,740,041		36,450
Total		2,165,823		55,876			2,222,029		69,879			2,587,903		38,485
Equity attributable to Credicorp equity holders
Nuevos Soles
Foreign Currency		1,980,856					2,683,778					3,092,282
Total		1,980,856					2,683,778					3,092,282
Minority Interest
Nuevos Soles
Foreign Currency		145,252					162,063					59,958
Total		145,252					162,063					59,958
Total non-interest-bearing liabilities and equity
Nuevos Soles		676,295		(11,177)			805,690		1,859			847,862		2,035
Foreign Currency		3,615,636		67,053			4,262,180		68,020			4,892,281		36,450
Total		4,291,931		55,876			5,067,870		69,879			5,740,143		38,485
Total average liabilities and equity
Nuevos Soles		6,401,999		139,107	2.17		8,430,440		130,784	1.55		9,733,208		232,405	2.39
Foreign Currency		14,866,572		281,457	1.89		16,992,726		283,337	1.67		19,715,112		299,194	1.52
Total		21,268,571		420,564	1.98		25,423,166		414,121	1.63		29,448,320		531,600	1.81

(1)	Includes the amount paid - for the deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2010/2009			2011/2010
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	21,781	2,145	23,926	(2,745)	10,435	7,690
Foreign Currency	79	(206)	(127)	891	(933)	(42)
Total	21,860	1,939	23,799	(1,854)	9,502	7,648
Deposits in other banks
Nuevos Soles	(2,917)	(1,681)	(4,598)	904	1,965	2,869
Foreign Currency	(372)	(2,410)	(2,782)	114	(82)	32
Total	(3,289)	(4,091)	(7,380)	1,018	1,883	2,901
Investment securities
Nuevos Soles	17,122	9,297	26,419	14,915	47,036	61,951
Foreign Currency	1,164	(17,417)	(16,253)	(17,358)	(13,679)	(31,037)
Total	18,286	(8,120)	10,166	(2,443)	33,357	30,914
Total loans(1)
Nuevos Soles	146,875	14,763	161,638	212,038	158,595	370,633
Foreign Currency	89,175	(94,131)	(4,956)	100,526	(156,536)	(56,010)
Total	236,050	(79,368)	156,682	312,564	2,059	314,623
Total dividend-earning assets
Nuevos Soles	874	3,879	4,753	809	728	1,537
Foreign Currency	6,310	(9,163)	(2,853)	1,221	948	2,169
Total	7,184	(5,284)	1,900	2,030	1,676	3,706
Total interest-earning assets
Nuevos Soles	279,347	(67,209)	212,138	183,631	261,049	444,680
Foreign Currency	65,696	(92,667)	(26,971)	83,238	(168,126)	(84,888)
Total	345,043	(159,876)	185,167	266,869	92,923	359,792
Interest Expense:
Demand deposits
Nuevos Soles	4,715	(10,953)	(6,238)	1,094	1,352	2,446
Foreign Currency	747	(2,273)	(1,526)	1,119	(85)	1,034
Total	5,462	(13,226)	(7,764)	2,213	1,267	3,480
Savings deposits
Nuevos Soles	2,927	(7,451)	(4,524)	1,635	2,357	3,992
Foreign Currency	770	(5,936)	(5,166)	600	129	729
Total	3,697	(13,387)	(9,690)	2,235	2,486	4,721
Time deposits
Nuevos Soles	39,147	(56,185)	(17,038)	15,241	52,417	67,658
Foreign Currency	(6,037)	(29,114)	(35,151)	(3,540)	(6,714)	(10,254)
Total	33,110	(85,299)	(52,189)	11,701	45,703	57,403
Due to banks and correspondents and issued bonds
Nuevos Soles	(9)	7,131	7,122	15,967	21,355	37,322
Foreign Currency	20,743	(11,661)	9,082	112	(16,597)	(16,485)
Total	20,734	(4,530)	16,204	16,079	4,758	20,837
Bonds
Nuevos Soles	2,171	(2,853)	(682)	(11,145)	1,173	(9,972)
Foreign Currency	15,111	18,563	33,674	58,989	13,415	72,404
Total	17,282	15,710	32,992	47,844	14,588	62,432
Total interest-bearing liabilities
Nuevos Soles	49,845	(71,205)	(21,360)	26,999	74,447	101,446
Foreign Currency	28,196	(27,283)	913	36,237	11,190	47,427
Total	78,041	(98,488)	(20,447)	63,236	85,637	148,873

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2009	2010	2011
	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	5,766,213	8,520,218	10,228,915
Foreign Currency	13,232,295	14,493,222	16,559,011
Total	18,998,508	23,013,440	26,787,926
Net interest income
Nuevos Soles	434,601	668,098	1,011,333
Foreign Currency	475,019	447,135	314,820
Total	909,620	1,115,233	1,326,153
Gross yield (1)
Nuevos Soles	10.14%	9.35%	12.14%
Foreign Currency	5.21%	4.57%	3.49%
Weighted-average rate	6.71%	6.34%	6.79%
Net interest margin (2)
Nuevos Soles	7.54%	7.84%	9.89%
Foreign Currency	3.59%	3.09%	1.90%
Weighted-average rate	4.79%	4.85%	4.95%
Yield spread (3)
Nuevos Soles	7.52%	7.66%	9.55%
Foreign Currency	3.30%	2.88%	1.72%
Weighted-average rate	4.56%	4.65%	4.71%

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

	Year ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
Peruvian Central Bank	US$	56,753	US$	3,649,809	US$	825,975
Commercial banks		43,982		82,970		93,389
Total Nuevo Sol-denominated	US$	100,735	US$	3,732,779	US$	919,364
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$	2,033,290	US$	2,094,251	US$	2,958,540
U.S. Dollars, other		763,631		1,092,662		530,327
Other		516		346		63
Total Foreign Currency-denominated	US$	2,797,437	US$	3,187,259	US$	3,488,930
Total	US$	2,898,172	US$	6,920,038	US$	4,408,294

(ii)	Investment Portfolio

The following table shows the fair value of our trading and available-for-sale investment securities without interest designated by type of security at the dates indicated (see Note 5 to the Consolidated Financial Statements):

	On December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
Peruvian government bonds	US$	170,811	US$	299,043	US$	473,868
Equity securities		199,410		256,931		251,032
Bonds		150,917		231,514		232,330
Peruvian Central Bank certif. notes		1,548,715		314,999		2,059,780
Other investments		149,591		158,241		180,258
Total Nuevo Sol-denominated		2,219,444		1,260,728		3,197,268
Foreign Currency-denominated:
Equity securities	US$	131,327	US$	285,270	US$	228,527
Bonds		1,634,708		1,609,443		1,795,614
Peruvian Government Bonds		669,056		252,043		210,776
Peruvian Central Bank certif. notes		-		48,851		-
Other investment		443,493		387,304		517,913
Total Foreign Currency-denominated	US$	2,878,584	US$	2,582,911	US$	2,752,830
Total securities holdings:	US$	5,098,028	US$	3,843,639	US$	5,950,098

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Nuevo Sol-denominated interest-earning investment securities was 2.5% in 2009, 2.9% in 2010 and 4.9% in 2011. The weighted-average yield on our foreign currency-denominated portfolio was 4.5% in 2009, 4.0% in 2010 and 3.5% in 2011. The total weighted-average yield of our investment securities was 3.9% in 2009, 3.6% in 2010 and 4.2% in 2011.

The weighted-average yield on our Nuevo Sol-denominated dividend-earning assets was 1.28% in 2009, 3.0% in 2010 and 3.3% in 2011. The weighted-average yield on our foreign currency-denominated portfolio was 6.7% in 2009, 2.3% in 2010 and 2.7% in 2011. The total weighted-average yield of our dividend-earning assets was 3.5% in 2009, 2.7% in 2010 and 3.0% in 2011.

The following table shows the maturities of our trading and available-for-sale investment securities designated by type of security on December 31, 2011:

	Within 1 year		After 1 year but within 3 years		Maturing After 3 years but within 5 years		Maturing After 5 years but within 10 years		After 10 years		Total
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$	50,755	US$	64,375	US$	5,319	US$	118,745	US$	234,674	US$	473,868
Equity securities (1)		251,032		-		-		-		-		251,032
Bonds and debentures		12,836		34,685		30,756		72,980		81,073		232,330
Peruvian Central Bank certif. notes		2,059,780		-		-		-		-		2,059,780
Other investments		112,856		11,382		3,091		3,959		48,970		180,258
Total Nuevo Sol-denominated	US$	2,487,259	US$	110,442	US$	39,166	US$	195,684	US$	364,717	US$	3,197,268
Foreign Currency-denominated:
Peruvian government bonds		33,522		-		37,940		632		138,682		210,776
Equity securities (1)		228,527		-		-		-		-		228,527
Bonds		224,367		398,366		342,637		367,222		463,022		1,795,614
Peruvian Central Bank certif. notes		-		-		-		-		-		-
Other investments		264,294		47,735		17,132		18,747		170,005		517,913
Total Foreign Currency-denominated	US$	750,710	US$	446,101	US$	397,709	US$	386,601	US$	771,709	US$	2,752,830
Total securities holdings:	US$	3,237,969	US$	556,543	US$	436,875	US$	582,285	US$	1,136,426	US$	5,950,098
Weighted-average yield												3.56%

(1)	Equity securities in our account are categorized as maturing within one year.

The maturities of our investment securities classified by trading and available-for-sale, as of December 31, 2011, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the criteria described below, our management has determined that the unrealized losses as of December 31, 2011 and 2010 were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

For equity investments (shares), management considers the following criteria to determine whether a loss is temporary:

•	The length of time and the extent to which fair value has been below cost;

•	The severity of the impairment;

•	The cause of the impairment and the financial condition and near-term prospects of the issuer; and

•	Activity in the market of the issuer which may indicate adverse credit conditions.

For debt investments (fixed maturity), management considers the following criteria to determine whether a loss is temporary:

•	Management assesses the probability that the company will receive all amounts due (principal and interest) under the contract of the security. It considers a number of factors in identifying a credit-impaired security, including: (i) the nature of the security and the underlying collateral, (ii) the amount of subordination or credit enhancement supporting the security, (iii) the published credit rating and (iv) other analyses of the probable cash flows from the security. If recovery of all amounts due is not likely, management may determine that credit impairment exists and record unrealized losses in our consolidated income statement. The unrealized loss recorded in income represents the security’s decline in fair value, which includes the decline due to forecasted cash flow shortfalls as well as widening market spread.

•	For securities with unrealized losses not identified as a credit impairment, management determines whether it is desirable to hold the security for a period of time to allow for a potential recovery in the security’s amortized cost. Management estimates a security’s forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums). Management considers a number of factors to determine whether to hold an investment, including (i) a quantitative estimate of the expected recovery period (which may extend to maturity), (ii) the severity of the impairment and (iii) its strategy with respect to the security or portfolio. If management determines it is not desirable to hold the security for a sufficient period of time to allow for a potential recovery in the security’s amortized cost, we record the unrealized loss in our consolidated income statement.

(iii)	Loan Portfolio

Loans by Type of Loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2007		2008		2009		2010		2011
	(U.S. Dollars in thousands)
Loans	US$	6,520,116	US$	8,179,453	US$	8,986,884	US$	11,142,038	US$	13,793,797
Leasing transactions		1,118,301		1,792,827		1,997,562		2,359,236		2,786,129
Discounted notes		325,047		368,648		349,126		477,709		552,233
Factoring		109,928		124,537		163,443		250,974		254,516
Advances and overdrafts		127,486		102,687		47,147		104,495		25,130
Refinanced loans		88,451		55,179		59,459		76,707		96,031
Past-due loans		61,488		82,867		184,567		209,908		259,050
Unearned interest		(166,972)		(249,914)		(282,869)		(343,003)		(446,508)
Total loans:	US$	8,183,845	US$	10,456,284	US$	11,505,319	US$	14,278,064	US$	17,320,378
Total past-due loans amounts		(61,488)		(82,867)		(184,567)		(209,908)		(259,050)
Total performing loans	US$	8,122,357	US$	10,373,417	US$	11,320,752	US$	14,068,156	US$	17,061,328

The loan portfolio categories set forth in the table above are based on SBS regulations, which apply to loans generated by BCP and ASHC. Pursuant to SBS guidelines, we categorize loans as follows:

•	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

•	Leasing Transactions: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.

•	Discounted Notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

•	Factoring: The sale of title to a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. Under factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.

•	Advances and Overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

•	Refinanced Loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when a debtor is experiencing payment problems, unless the debtor is current on all interest payments and pays down at least 20% of the principal amount of the original loan. We have distinguished a sub-group titled “Restructured Loans,” which is defined as loans extended under the bankruptcy protection procedures established in the Equity Restructuring Law.

•	Past-Due Loans: Includes overdue loans. See “—Past-Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2007			2008			2009
	(U.S. Dollars in thousands, except percentages)
	Amount		% Total	Amount		% Total	Amount		% Total
Economic Activity
Manufacturing	US$	2,204,481	26.94%	US$	2,535,326	24.25%	US$	2,557,847	22.23%
Consumer Loans (1)		2,480,916	30.31		3,146,698	30.09		3,963,449	34.45
Commerce		884,253	10.80		1,344,921	12.86		1,330,023	11.56
Realty Business and Leasing Services		387,180	4.73		488,202	4.67		489,614	4.26
Mining		463,577	5.66		675,460	6.46		692,579	6.02
Communication, Storage and Transportation		394,986	4.83		515,412	4.93		559,025	4.86
Electricity, Gas and Water		341,718	4.18		546,014	5.22		782,289	6.80
Agriculture		179,509	2.19		228,623	2.19		271,912	2.36
Fishing		134,235	1.64		77,060	0.74		121,162	1.05
Financial Services		219,850	2.69		439,234	4.20		175,071	1.52
Education, Health and Other Services		106,423	1.30		128,527	1.23		156,496	1.36
Construction		201,298	2.46		229,667	2.20		175,508	1.53
Others (2)		352,391	4.31		351,054	3.36		513,213	4.46
Sub total		8,350,817	102.04		10,706,198	102.39		11,788,188	102.46
Unearned interest		(166,972)	(2.04)	US$	(249,914)	(2.39)%	US$	(282,869)	(2.46)%
Total	US$	8,183,845	100.00%	US$	10,456,284	100.00%		11,505,319	100.00%

	At December 31,
	2010			2011
	(U.S. Dollars in thousands, except percentages)
	Amount		% Total	Amount		% Total
Economic Activity
Manufacturing	US$	3,003,465	21.04%	US$	3,319,821	19.17%
Consumer Loans (1)		4,759,207	33.32		6,132,472	35.40
Commerce		1,931,441	13.53		2,503,810	14.46
Realty Business and Leasing Services		712,330	4.99		968,952	5.59
Mining		893,145	6.26		855,774	4.94
Communication, Storage and Transportation		720,749	5.05		713,947	4.12
Electricity, Gas and Water		969,437	6.79		1,114,788	6.44
Agriculture		293,685	2.06		329,408	1.90
Fishing		134,811	0.94		164,741	0.95
Financial Services		252,869	1.77		297,612	1.72
Education, Health and Other Services		177,206	1.24		226,055	1.31
Construction		132,517	0.93		255,555	1.48
Others (2)		640,205	4.48		883,951	5.10
Sub total		14,621,067	102.40		17,766,886	102,58
Unearned interest		(343,003)	(2.40)		(446,508)	(2.58)
Total	US$	14,278,064	100.00%	US$	17,320,378	100.00%

(1)	These amounts comprise:

	2007	2008	2009	2010	2011
	(U.S. Dollars in thousands)

Personal Loans	510,338	666,661	976,499	1,147,274	1,455,200
Mortgage Loans	1,121,775	1,484,495	1,752,460	2,058,403	2,723,830
Small Business	493,360	606,168	739,157	953,394	1,129,119
Credit card	355,443	389,374	495,333	600,136	824,323
	2,480,916	3,146,698	3,963,449	4,759,207	6,132,472

(2)	Includes community services, hotels and restaurants and other sector.

As of December 31, 2011, 74.7% of the loan portfolio was concentrated in Lima, 88.7% was concentrated in Peru, and 4.3% of the loan portfolio was concentrated in Bolivia.

Concentrations of Loan Portfolio and Lending Limits

We have loans and other contingent credits with 20 customers (considered economic groups), which, as of December 31, 2011, was US$3,379.3 million. The amount of outstanding loans, US$3,379.3 million, represents 19.0% of the total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of “economic group.” Our total loans and other contingent credits outstanding to these customers ranged from US$369.1 million to US$115.2 million, including 18 customers with over US$122.5 million. Total loans and other contingent credits outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2011: Class A (normal)—99.9%; Class B (potential problems)—0.1%; Class C (substandard)—0%; Class D (doubtful)—0%; and Class E (loss)—0%. See “—Classification of the Loan Portfolio.”

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

BCP’s loans to directors and employees and their relatives have a global limit of 7% of regulatory capital and an individual limit of 5% of such global limit.

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

With an unconsolidated regulatory capital of S/.7,201.5 million (US$2,671.2 million) on December 31, 2011, BCP’s legal lending limits varied from S/.720.2 million (US$267.1 million) to S/.3,600.8 million (US$1,335.6 million). Our consolidated lending limits, based on its regulatory capital on a consolidated basis of US$3,022.7 million on December 31, 2011, ranged from US$302.3 million to US$1,511.4 million. As of December 31, 2011, BCP was in compliance with Law 26702 lending limits.

As of December 31, 2011, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

Loan Portfolio Denomination

The following table presents our Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2007			2008			2009
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	2,461,787	30.08%	US$	3,351,720	32.05%	US$	4,385,965	38.12%
Foreign Currency-denominated		5,722,058	69.92%		7,104,564	67.95%		7,119,354	61.88%
Total loans (1)	US$	8,183,845	100.00%	US$	10,456,284	100.00%	US$	11,505,319	100.00%

	At December 31,
	2010			2011
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	5,415,352	37.93%	US$	6,982,086	40.31%
Foreign Currency-denominated		8,862,712	62.07%		10,338,292	59.69%
Total loans (1)	US$	14,278,064	100.00%	US$	17,320,378	100.00%

(1)	Net of unearned interest.

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2011, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

	Maturing
	Amount at December 31, 2011		Within 3 months		After 3 months but within 12 months		After 1 year but within 3 years		After 3 years but within 5 years		After 5 years
	(U.S. Dollars in thousands, except percentages)
Loans	US$	13,793,797	US$	2,812,043	US$	2,512,843	US$	3,239,191	US$	1,827,007	US$	3,402,713
Leasing transactions		2,786,129		456,673		1,193,128		499,941		378,079		258,308
Discounted notes		552,233		528,467		23,617		149		-		-
Refinanced loans		96,031		31,353		18,311		14,320		14,660		17,387
Factoring		254,516		253,907		353		256		-		-
Advances and overdrafts		25,130		25,130		-		-		-		-
Total	US$	17,507,836	US$	4,107,573	US$	3,748,252	US$	3,753,857	US$	2,219,746	US$	3,678,408
Past due Loans		259,050
Unearned interest		(446,508)
Total Loans	US$	17,320,378
% of total performing loan portfolio		100.00%		23.46%		21.41%		21.44%		12.68%		21.01%

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of our loan portfolio on December 31, 2011, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2011		Maturing After 1 year
	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$	268,450	US$	254,797
Foreign Currency-denominated		2,568,283		1,832,715
Total		2,836,733		2,087,512

Fixed Rate (2)
Nuevo Sol-denominated		6,713,636		4,326,899
Foreign Currency-denominated		7,770,009		3,237,601
Total		14,483,645		7,564,500

Total (1)	US$	17,320,378	US$	9,652,012

(1)      Net of unearned interest.

(2)      Most of the financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.

Classification of the Loan Portfolio

We classify BCP’s loan portfolio (which includes the loan portfolio of BCP Bolivia, Edyficar and Solucion EAH) and ASB’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are commercial, micro-business, consumer and residential mortgage. Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities. Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/.300,000 in total loans received from the financial system (excluding mortgage loans). Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity. Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount to reserve should the borrower fail to make payments as they become due.

The following table sets forth our loan portfolio by class at the date indicated.

	At December 31,
	2007		2008		2009		2010		2011
	(U.S. Dollars in thousands) (1)
Commercial loans (which includes micro-business)	US$	6,055,206	US$	7,808,671	US$	8,283,790	US$	10,417,764	US$	12,360,362
Consumer loans		874,804		1,162,399		1,467,793		1,715,207		2,234,871
Residential mortgage loans		1,253,835		1,485,214		1,753,736		2,145,093		2,725,145
Total loans	US$	8,183,845	US$	10,456,284	US$	11,505,319	US$	14,278,064	US$	17,320,378

(1)	Net of unearned interest.

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

The following table shows our direct loan portfolio at the dates indicated:

	At December 31,
	2007			2008			2009
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total	Amount		% Total
A: Normal	US$	7,600,283	92.9%	US$	9,991,559	95.6%	US$	10,717,658	93.2%
B: Potential Problems	US$	371,119	4.5%	US$	264,890	2.5%	US$	431,356	3.7%
C: Substandard	US$	71,340	0.9%	US$	70,268	0.7%	US$	115,629	1.0%
D: Doubtful	US$	88,540	1.1%	US$	79,394	0.8%	US$	139,389	1.2%
E: Loss	US$	52,563	0.6%	US$	50,173	0.5%	US$	101,287	0.9%
Total (1)	US$	8,183,845	100.0%	US$	10,456,284	100.0%	US$	11,505,319	100.0%
C+D+E	US$	210,379	2.6%	US$	199,835	1.9%	US$	356,305	3.1%

	At December 31,
	2010			2011
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total
A: Normal	US$	13,564,435	95.0%	US$	16,461,546	95.0%
B: Potential Problems	US$	313,148	2.2%	US$	390,329	2.3%
C: Substandard	US$	128,445	0.9%	US$	140,821	0.8%
D: Doubtful	US$	121,345	0.8%	US$	156,525	0.9%
E: Loss	US$	150,691	1.1%	US$	171,157	1.0%
Total (1)	US$	14,278,064	100.0%	US$	17,320,378	100.0%
C+D+E	US$	400,481	2.8%	US$	468,503	2.7%
(1)	Net of unearned interest – The unearned interest from impaired classifications (C+D+E) amounts approximately to US$201,000 in 2007, US$250,000 in 2008, US$44,000 in 2009, US$159,000 in 2010 and US$12,000 in 2011.

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

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

We consider loans to be past due depending on their type. In accordance with SBS Resolution N°11356- 2008, BCP considers loans past due for corporate, large business and medium business loans after 15 days; for small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. On January 1, 2001, the SBS issued accounting rules that require Peruvian banks to consider overdrafts past due after 30 days. ASHC considers all overdue loans past due, except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. BCP Bolivia considers loans past due after 30 days. For IFRS 7 disclosure requirements on past-due loans, see Note 29.1 to the Consolidated Financial Statements.

Interest income is suspended when the collection of loans is doubtful, such as when overdue by more than 90 days. When a borrower or securities issuer defaults earlier than 90 days, the income is excluded from interest income until it is received. Uncollected income on these loans is applied against income. When management determines that the debtor’s financial condition has improved (a debtor’s financial condition is only considered improved once the debtor has already paid the principal and interest due on its loans), we continue recording interest on an accrual basis. Therefore, we do not accrue interest on past-due loans, but interest on past-due loans is recognized only when and to the extent received.

Over the past five years, we have recognized interest income on these loans of US$3.6 million in 2007, US$5.2 million in 2008, US$7.2 million in 2009, US$14.2 million in 2010 and US$15.4 million in 2011. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past-due loans.

The following table sets forth the repayment status of our loan portfolio as of the date indicated.

	At December 31,
	2007		2008		2009		2010		2011
	(U.S. Dollars in thousands, except percentages)
Current	US$	8,122,357	US$	10,373,417	US$	11,320,752	US$	14,068,156	US$	17,061,328
Past due:
Overdue 16 - 119 days		20,825		34,955		70,602		68,601		91,653
Overdue 120 days or more		40,663		47,912		113,965		141,307		167,397
Subtotal	US$	61,488	US$	82,867	US$	184,567	US$	209,908	US$	259,050
Total loans	US$	8,183,845	US$	10,456,284	US$	11,505,319	US$	14,278,064	US$	17,320,378
Past-due loan amounts as % of total loans		0.75%		0.79%		1.60%		1.47%		1.50%

With respect to consumer, mortgage and leasing loans, BCP (in accordance with SBS regulations) only recognizes payments as past-due installments if the loan is less than 90 days past due. The entire amount of the loans is considered past due if any amount is past due more than 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 29.1 to the Consolidated Financial Statements.

Past-Due Loan Portfolio

The following table analyzes our past-due loan portfolio by the type of loan at the dates indicated.

	At December 31,
	2007		2008		2009		2010		2011
	(U.S. Dollars in thousands)
Past-due loan amounts:
Loans	US$	48,088	US$	65,947	US$	153,112	US$	183,058	US$	222,133
Discounted notes		636		1,242		2,151		2,906		2,944
Advances and overdrafts in demand deposits		3,974		2,112		4,015		3,717		2,576
Leasing transactions		2,110		3,468		9,653		1,443		8,127
Refinanced loans		6,680		10,098		15,636		18,784		23,270
Total past-due portfolio	US$	61,488	US$	82,867	US$	184,567	US$	209,908	US$	259,050
Less: Reserves for loan losses (1)	US$	229,700	US$	248,063	US$	376,049	US$	448,597	US$	558,186
Total past-due portfolio net of reserves	US$	(168,212)	US$	(165,196)	US$	(191,482)	US$	(238,689)	US$	(299,136)

(1)	Includes reserves for indirect credits (see “—Loan Loss Reserves”).

We recognize interest on past-due loans and loans in legal collection when the loans are collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract is approximately US$49.8 million and US$38.5 million as of December 31, 2011 and 2010, respectively.

Loan Loss Reserves

The following table shows the changes in our reserves for loan losses and movements at the dates indicated.

	Year ended December 31,
	2007		2008		2009		2010		2011
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	210,586	US$	229,700	US$	248,063	US$	376,049	US$	448,597
Additional provisions (reversals)		28,439		48,760		163,392		174,682		214,898
Acquisitions and transfers		-		-		20,905		-		-
Recoveries of write-offs		34,084		31,279		23,928		34,605		41,442
Write-offs		(47,266)		(59,308)		(87,927)		(142,736)		(155,409)
Monetary correction and other		3,857		(2,368)		7,688		5,997		8,658
Total reserves for loan losses at the end of the year	US$	229,700	US$	248,063	US$	376,049	US$	448,597	US$	558,186

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, See “—Classification of the Loan Portfolio.” The balance of the reserve for loan losses for the years 2008, 2009 and 2010 are included in Note 6(d) to the Consolidated Financial Statements.

Our reserves for loan losses, as of December 31, 2011, included US$519.7 million for credit losses and US$38.5 million for indirect or contingent credit losses (US$415.7 million and US$32.9 million as of December 31, 2010, respectively). Our reserves for indirect credit losses are included in the “Other liabilities” caption of our consolidated balance sheet. See Notes 6(d) and 11(a) to the Consolidated Financial Statements.

The charge-off process is performed with prior approval of our board of directors and the SBS. Potential charge-offs are considered by the board of directors and the SBS on a case-by-case basis.

Allocation of Loan Loss Reserves

The following table sets forth the amounts of our reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 6(d) to the Consolidated Financial Statements):

	At December 31,
	2007		2008		2009		2010		2011
	(U.S. Dollars in thousands)
Commercial loans	US$	184,584	US$	161,170	US$	243,796	US$	289,564	US$	357,422
Consumer loans		30,662		56,061		90,782		106,709		135,335
Residential mortgage loans		14,454		30,832		41,471		52,324		65,429
Total reserves	US$	229,700	US$	248,063	US$	376,049	US$	448,597	US$	558,186

(iv)	Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$	1,944,404	US$	2,330,559	US$	2,717,017
Foreign Currency-denominated		2,612,342		3,250,833		3,897,470
Total	US$	4,556,746	US$	5,581,392	US$	6,614,487
Savings deposits:
Nuevo Sol-denominated	US$	1,505,994	US$	2,050,136	US$	2,616,314
Foreign Currency-denominated		2,033,671		2,194,614		2,480,195
Total	US$	3,539,665	US$	4,244,750	US$	5,096,509
Time deposits:
Nuevo Sol-denominated	US$	1,662,941	US$	3,230,374	US$	2,626,015
Foreign Currency-denominated		3,088,920		3,234,395		2,413,526
Total	US$	4,751,861	US$	6,464,769	US$	5,039,541
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$	114,401	US$	163,681	US$	136,338
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	US$	256,761	US$	421,240	US$	729,009
Foreign Currency-denominated		812,745		891,882		1,028,115
Total	US$	1,069,506	US$	1,313,122	US$	1,757,124
Total deposits:
Nuevo Sol-denominated	US$	5,370,100	US$	8,032,309	US$	8,688,355
Foreign Currency-denominated		8,662,079		9,735,405		9,955,644
Total	US$	14,032,179	US$	17,767,714	US$	18,643,999

The following table sets forth information regarding the maturity of our time deposits in denominations of US$100,000 or more on December 31, 2011:

	At December 31, 2011
	(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$	5,578
Maturing after 30 but within 60 days		127
Maturing after 60 but within 90 days		3,622
Maturing after 90 but within 180 days		1,823
Maturing after 180 but within 360 days		102
Maturing after 360 days		23,292
Total certificates of deposits	US$	34,544
Time deposits:
Maturing within 30 days	US$	2,165,898
Maturing after 30 but within 60 days		376,106
Maturing after 60 but within 90 days		167,856
Maturing after 90 but within 180 days		307,101
Maturing after 180 but within 360 days		873,684
Maturing after 360 days		409,553
Total time deposits		4,300,198
Total	US$	4,334,742

(v)	Return on Equity and Assets

	At December 31,
	2009	2010	2011

Return on assets (1)	2.19%	2.27%	2.40%

Return on equity (2)	23.72%	21.29%	22.94%

Dividend payout ratio (3)	28.86%	27.12%	25.75%

Equity to assets ratio (4)	10.00%	11.19%	10.70%

Shareholders’ equity to assets ratio (5)	9.31%	10.56%	10.50%
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

Our short-term borrowing, other than deposits, amounted to US$673.2 million and US$351.8 million and US$762.9 million as of December 31, 2009, 2010 and 2011, respectively. Our average balances of borrowed amounts decreased in 2010 due to receiving lower promotional credit lines and increased in 2011 as a result of growth in foreign trade transactions. As of December 31, 2009, 2010 and 2011, no BCRP-Repo transactions exist in the outstanding balance.

The following table sets forth our short-term borrowing:

	At December 31,
	2009		2010		2011
	(U.S. Dollars in thousands, except percentages)

Year-end balance	US$	673,234	US$	351,816	US$	762,910

Average balance		641,177		808,548		1,076,989

Maximum quarter-end balance		1,141,131		1,202,594		1,701,877

Weighted-average nominal year-end interest rate		2.83%		1.43%		1.68%

Weighted-average nominal interest rate		3.40%		1.14%		1.51%

(C)	Organizational Structure

The following tables show our organizational structure and the organization of our principal subsidiaries as of December 31, 2011 and their relative percentage contribution to our total assets, total revenues, net income and net equity at the same date:

	As of and for the Year ended December 31, 2011 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	87.4%	68.8%	75.2%	69.3%
Atlantic Security Holding Corporation	4.8%	6.3%	10.8%	6.6%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (2)	6.8%	20.0%	10.4%	13.3%
Prima AFP	0.8%	3.1%	4.1%	4.7%
Others (3)	0.2%	1.8%	-0.5%	6.1%

(1)	Percentages determined based on the Consolidated Financial Statements.
(2)	Includes Grupo Pacífico, Pacífico Vida and Pacífico EPS Consolidated.
(3)	Includes Credicorp Ltd., CCR Inc., Credicorp Securities Inc. and others.

The following tables show the organizational structure of BCP and its principal subsidiaries as of December 31, 2011:

We hold an additional 4.08% stake of BCP Bolivia directly through Credicorp Ltd.

	As of and for the Year ended December 31, 2011 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	92.3%	88.6%	85.3%	81.9%
Banco de Crédito de Bolivia	4.3%	3.6%	3.9%	4.5%
Empresa Financiera Edyficar S.A.	2.1%	5.5%	4.6%	3.3%
Solución Empresa Administradora Hipotecaria S.A.	0.3%	0.3%	0.7%	0.6%
Credifondo S.A.	0.1%	1.3%	3.6%	1.3%
Credibolsa Sociedad Agente de Bolsa S.A.	0.1%	0.5%	1.0%	0.8%
Others (2)	0.8%	0.2%	0.9%	7.6%

(1)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2010.
(2)	Includes Creditítulos S.A., Inmobiliaria BCP, Inversiones BCP Ltd and others.

(D)	Property, Plants and Equipment

As of December 31, 2011, we owned 197 properties (191 throughout Peru and 6 in Bolivia) and rented 467 properties (424 throughout Peru, 40 in Bolivia, 1 in Miami – United States and 2 in Panama), all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Lima- Peru and La Paz – Bolivia. We do not hold any lease agreement for these purposes. As of December 2011, we had 564 branches, of which 344 were branches of BCP in Peru. There are no material encumbrances on any of our properties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)	Operating Results

(1)	Critical Accounting Policies

Consolidation

(i)	Subsidiaries

Our subsidiaries are entities (including special purpose entities) for which the Group has the power to govern financial and operating policies. Such power is generally evidenced by our control of more than one half of the voting rights.

The financial statements of our subsidiaries are fully consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date control ceases. The consolidated financial statements include the assets, liabilities, income and expenses of Credicorp and its Subsidiaries. Transactions between the Group’s entities, including balances, gains or losses are eliminated.

Business combinations made after January 1, 2010 are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the fair value of consideration transferred (measured at the acquisition date) and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree at fair value. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of any contingent consideration which is deemed to be an asset or liability, will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured until it is finally settled.

Business combinations prior to January 1, 2010, in comparison to the above-mentioned requirements, were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements.

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

Acquisitions of non-controlling interest starting January1, 2010, are recorded directly in equity; the difference between the amounts paid and the share of the net assets acquired is a debit or credit to equity. Therefore, no additional goodwill is recorded upon purchase of non-controlling interest and no additional gain or loss is recognized upon disposal of a non-controlling interest.

(ii)	Associates

An associate is an entity over which the Group has significant influence but not control. Investments in these entities represent holdings of between 20 and 50 percent of the voting rights; and are recognized initially at cost and then are accounted for by the “equity method”. The Group does not have significant investments in associates; therefore, they are included in the caption “Other assets” in the consolidated statements of financial position; gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated income statement.

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

Interest income is suspended when collection of loans become doubtful, when loans are overdue more than 90 days or when the borrower or securities issuer defaults; if earlier than 90 days, such income is excluded from interest income until collected. Uncollected income on such loans is provisioned. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis. A debtor’s financial condition is only considered improved once the debtor has already paid the principal and interest due on its loans.

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

An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based on an internal risk classification, with consideration given to any guarantees and collaterals received. See Note 3(i) and 29.1 to the Consolidated Financial Statements.

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

As of December, 31, 2011 and 2010, we did not reclassify any of our available-for-sale financial investments.

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

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is rerecorded to fair value at each reporting date up to and including the settlement date, with changes in fair value are recognized in the consolidated income statement under the caption “Salaries and employee benefits”. When the price or terms of the SARs are modified, any additional expense is also recorded in the consolidated income statement. See Note 18 to the Consolidated Financial Statements.

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

The Group has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments were classified at inception by the Group as “Financial instruments at fair value though profit or loss”. See 3(f)(i), and note 7 to the Consolidated Financial Statements.

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

The Group monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding the Group’s segments, total revenues from banking segment amounted to 74% or more of the Group’s total revenue in 2011, 2010, and 2009; therefore, the following historical discussion and analysis is presented principally for banking segment, except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and discussion and analysis presented below for 2009, 2010 and 2011 reflect the financial position and results of operations for 2009, 2010 and 2011 of our subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

On December 31, 2011, approximately 53.4% of our deposits and 57.0% of our loans were U.S. Dollar-denominated. Despite these high proportions, U.S. Dollar-denominated deposits have decreased from the previous year (55.4% in 2010) due to the appreciation of the Nuevo Sol, which encourages clients to maintain deposits in domestic currency.

Results of Operations for the Three Years Ended December 31, 2011

The following table sets forth, for the years 2009, 2010 and 2011, the principal components of our net income:

	Year ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)
Interest income	US$	1,312,925	US$	1,471,708	US$	1,837,764
Interest expense		(420,564)		(414,121)		(531,600)
Net interest income	US$	892,361	US$	1,057,587	US$	1,306,164
Provision for loan losses		(163,392)		(174,682)		(214,898)
Net interest income after Provision	US$	728,969	US$	882,905	US$	1,091,266
Noninterest income		720,631		804,535		838,636
Insurance premiums earned net of claims on insurance activities		138,224		164,721		196,664
Other expenses		(957,110)		(1,085,885)		(1,230,149)
Income before translation result and income tax	US$	630,714	US$	766,276	US$	896,417
Translation result (loss) gain	US$	12,222	US$	24,120	US$	37,881
Income tax		(138,500)		(187,081)		(210,508)
Net income	US$	504,436	US$	603,315	US$	723,790
Net income attributable to:
Equity holders		469,785		571,302		709,272
Minority interests		34,651		32,013		14,518
Net income	US$	504,436	US$	603,315	US$	723,790

Our net income increased from 2010 to 2011 primarily due to increased interest income of approximately US$366.1 million, net of an increase in interest expense of US$117.5 million and other expenses of US$144.3 million.

Net income attributable to our equity holders increased from US$571.3 million in 2010 to US$709.3 million in 2011, which represented an increase of 24.2% from 2010 to 2011, primarily due to an increase in interest income.

On the other hand, other expenses increased 13.3% in 2011 to US$1,230.1 million, primarily due to an increase in administrative cost of US$64.2 million, or 18.8%, and a net loss on our sale of US$24.6 million in financial assets at fair value. Salaries and benefits increased 4.9% in 2011 to US$595.7 million.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest-bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)
Interest income:
Loans	US$	1,062,046	US$	1,218,728	US$	1,533,351
Deposits in banks		11,047		3,667		6,568
Deposits in Central Bank		4,871		28,670		36,318
Investment securities and others		186,629		196,795		227,709
Dividends		9,715		11,615		15,321
Gain from derivatives instruments and other interest income		38,617		12,233		18,497
Total interest income	US$	1,312,925	US$	1,471,708	US$	1,837,764

Interest expense:
Saving deposits	US$	18,509	US$	8,820	US$	13,541
Time deposits		206,118		153,929		211,332
Issued bonds		91,319		124,311		186,743
Borrowing from other financial institutions and others		27,328		43,532		64,369
Demand deposits		21,414		13,650		17,130
Loss from derivatives instruments and other interest expenses		55,876		69,879		38,485
Total interest expense	US$	420,564	US$	414,121	US$	531,600
Net interest income	US$	892,361	US$	1,057,587	US$	1,306,164

Our net interest income increased 23.5% in 2011 compared to 2010, and increased 18.5% in 2010 compared to 2009.

Interest Income: Interest income increased 24.9% in 2011 compared to 2010, after increasing 12.1% in 2010 compared to 2009. The increase in 2011 was primarily due to higher average volume in loans and higher interest rates on investment securities. The increase in loans was primarily due to a higher average volume throughout the year and higher rates. The increase in 2010 was primarily due to higher average volume in loans and deposits in the Central Bank.

Our average nominal interest rates earned on loans increased to 9.5% in 2011 from 9.4% in 2010 but remained lower than the 9.9% nominal interest rate earned in 2009. The average nominal interest rate for foreign currency-denominated loans decreased from 6.5% in 2010 to 4.8% in 2011 due to international interest rates which remain at record lows, despite the upward trend shown in the second half of the year. Interest rates for Nuevo Sol-denominated loans increased from 13.8% in 2009 to 14.1% in 2010 and further to 16.9% in 2011.

The average balance of our foreign currency-denominated loan portfolio increased 22.4% to US$9,750.0 million in 2011, as compared to US$7,967.5 million in 2010. In 2010, the average balance of our foreign currency-denominated loan portfolio increased 17.0% over the US$6,810.1 million average balance recorded in 2009. The average balance of our Nuevo Sol-denominated loan portfolio increased 27.3% from US$3,893.5 million in 2009 to US$4,957.7 million in 2010, and by 27.6% to US$6,325.2 million in 2011. The average balance increase from 2010 to 2011 was in line with the 6.9% GDP growth of the Peruvian economy and was driven by internal demand that was reflected mainly in the expansion of our Retail Banking portfolio, especially consumer and SME.

In 2011 the expansion of the average balance was comparable with the growth rate registered in 2010, despite the smaller growth rate of the overall Peruvian economy (8.8% in 2010 vs. 6.9% in 2011). Nevertheless, the average balance in 2010 and 2011 was much higher than it was in 2009, a year in which the Peruvian economy which grew by only 0.9% because of the effects of the international economic crisis on Peru’s domestic economic.

Interest Expense: Interest expense increased in 2011 by 28.4% as compared to 2010 and decreased by 1.5% in 2010 as compared to 2009. The increase in interest expense during 2011 was principally due to an increase in the cost of funding for local currency deposits in the first half of 2011, which was associated with higher reference rates during that period (+125 basis points) and the Assets & Liabilities funding policies.

Average nominal interest rates paid on foreign currency-denominated deposits decreased from 3.6% in 2009 to 2.5% in 2010, and to 2.3% in 2011. Average nominal interest paid on Nuevo Sol-denominated deposits decreased from 5.9% in 2009 to 3.0% in 2010 but increase to 4.9% in 2011. This increase was also a product of the monetary policy discussed above. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “—(12) Selected Statistical Information.”

Our average foreign currency-denominated deposits increased 9.3% to US$9,947.6 million in 2011 from US$9,102.5 million in 2010. This followed an increased 3.1% in 2010 from US$8,829.4 million in 2009. Our average Nuevo Sol-denominated deposits increased 18.6% in 2011 to US$8,136.3 million from US$6,862.2 million in 2010, and increased 37.37% from US$4,995.4 million in 2009. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Net Interest Margin: Our net interest margin (net interest income divided by average interest-earning assets) was 4.9% in 2011 and did not change significantly compared to 2010 and 2009, when the margin was in 4.6% and 4.7 % respectively. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

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

The following table sets forth the changes in our reserve for loan losses:

	Year ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	248,063	US$	376,049	US$	448,597
Additional provisions		163,392		174,682		214,898
Acquisitions of Edyficar		20,905		-		-
Recoveries of written-offs		23,928		34,605		41,442
Writte-offs		-87,927		-142,736		-155,409
Monetary correction and Other		7,688		5,997		8,658
Reserves for loan losses at the end of the year	US$	376,049	US$	448,597	US$	558,186

We recorded a US$214.9 million loan loss provision in 2011 and a US$174.7 million provision in 2010. Total write-offs amounted to US$155.4 million in 2011 and US$142.7 million in 2010. Total recoveries of write-offs reached US$41.4 million in 2011 and US$34.6 million in 2010, increasing 19.8% in 2011. Provision expense in 2011 included US$5.3 million required by BCP Bolivia (compared to US$3.6 million in 2010). Recoveries of previously charged-off accounts in 2011 amounted to US$41.4 million (compared to US$34.6 million in 2010).

Total reserves, which amounted to US$558.2 million in 2011, include the allowance for direct and indirect credits of approximately US$519.7 million and US$38.5 million, respectively.

Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$	436,819	US$	524,895	US$	607,843
Net gains from sales of securities		120,932		80,326		61,927
Net gains on foreign exchange transactions		87,944		104,169		138,492
Other income		74,936		95,145		30,374
Total non-interest income	US$	720,631	US$	804,535	US$	838,636

Our non-interest income, without including net premiums earned, increased 4.2% to US$838.6 million in 2011, as compared to US$804.5 million in 2010, and increased 11.6% as compared to US$720.6 million in 2009. The revenue increase in 2011 was primarily due to an increase in fees and commissions from banking services, net of a decrease in net gain on financial assets designated at fair value and an increase in net gains on foreign exchange transactions.

Fees and commissions income from banking services increased 15.8% to US$607.8 million in 2011 from US$524.9 million in 2010, following a 20.2% increase in 2010 from US$436.8 million in 2009. The increase in fees and commissions income from banking services in 2011 was primarily due to an increase in account maintenance, banking transfers commissions, credit/debit card services and fund management fees, while the increase in 2010 was primarily due to an increase in account maintenance, banking transfers commissions, credit/debit card services and fund management fees.

Net gains from sales of securities decreased 22.9% to US$61.9 million in 2011 as compared to US$80.3 million in 2010. This followed a decrease of 33.6% from the US$120.9 million net gains from sales of securities in 2009. The decrease in 2011 was primarily due to the increased volatility observed in capital markets, which caused the depreciation of stock prices in our investment portfolio. The decrease in 2010 was primarily due to the increased volatility observed in capital markets, which caused the depreciation of stock prices in our investment portfolio.

Net gains on foreign exchange transactions increased 32.9% to US$138.5 million in 2011 as compared to US$104.2 million in 2010, following a increase of 18.4% from US$87.9 million in 2009. Net gains from foreign exchange transactions are not attributable to proprietary trading on our part. Higher gains in 2011 compared to 2010 were primarily due to the strong volatility in the exchange rate that occurred prior to and immediately following the national Peruvian elections that occurred in 2011. This led the higher volumes and improved the spread in our currency exchange positions.

Other income decreased 68.1% to US$30.4 million in 2011, as compared to US$95.1 million in 2010. Other income increased by 27.0% in 2010 from US$74.9 million in 2009. Other income principally consists of valuation of assets and liabilities designated at fair value, sales of seized assets, leasing income, recoveries of other accounts receivable and other assets and other income. The decrease in other income in 2011 was primarily due to a decline of our proprietary position in indexed certificates issued by Citigroup and Calyon to mitigate the volatility in operating expenses caused by stock appreciation rights granted to our executives. The indexed certificates are in the form of warrants issued by Citigroup and Calyon and are settled exclusively in cash. These instruments do not qualify for hedge accounting. Gains on these indexed certificates are reported as other income while losses are reported under operating expenses. See Note 7(b) to the Consolidated Financial Statements.

Insurance Premiums and Claims on Insurance Activities

The following table reflects the premiums earned and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)
Net premiums earned	US$	424,682	US$	480,293	US$	574,423
Net claims incurred		(59,248)		(54,914)		(70,712)
Increase in costs for future benefits for life and health policies		(227,210)		(260,658)		(307,047)
Total net premiums and claims	US$	138,224	US$	164,721	US$	196,664

Net premiums earned increased 19.6% to US$574.4 million in 2011 from US$480.3 million in 2010. Net premiums for Grupo Pacifico increased 19% to US$590.9 million in 2010 from US$495.7 million in 2009. Total premiums (including premium transfer and reserve adjustments) increased 16% to US$872.5 million in 2011 from US$751.8 million in 2010.

Total premiums for general insurance lines, which accounted for 43.4% of total premiums, increased 13.5% in 2011, mainly due to automobile premiums, which represented 24% of general insurance premiums in 2011 (24% in 2010) and which increased 14.2% from 2010. Other property and casualty premiums, which represented 53% of the premiums of this business line (53% in 2010), increased 12.9% from 2010; and medical assistance (which accounted for 20% of this premiums, as in 2010), increased 15.4% from 2010. Premiums from the mandatory automobile line, SOAT, increased 7% from 2010 to 2011 and represented 3% of total premiums in 2011 (compared to 3% in 2010).

Total premiums for general insurance lines, which accounted for 44.4% of total premiums, increased 11.6% in 2010, mainly due to automobile premiums, which represented 24% of general insurance premiums in 2010 (24% in 2009) and which increased 13.1% from 2009. Other property and casualty premiums, which represented 53% of the premiums of this business line in each of 2010 and 2011 increased 11.8% from 2009; and medical assistance, which accounted for 20% of these premiums, in each of 2010 and 20112010), increased 11.8% from 2009. We note a 2.9% decrease compared to 2009 in premiums from the mandatory automobile line, SOAT, which represented 3% of total premiums (4% in 2009).

In the Life Insurance lines, total direct premiums increased 17.4% in 2011 as compared to 2010, with a market share of 25.9%. This growth exceeded the average growth of the life insurance industry. The 17.4% increase in total direct premiums was mainly due to a better performance in our Credit Life (33.5%), Disability and Survivor (25.2%) and Ordinary Life (15.3%) lines. Group Life products increased premiums by 13.6% from 2010 to 2011, and represented 13.5% of total premiums in 2011. Annuities increased 7.8% in 2011 as compared to 2010 and represented 30.5% of total premiums. All lines of business increased in 2011 as compared to 2010.

Total direct premiums increased 46.5% in 2010 as compared to 2009, with a market share of 24.4%. This growth is in line with the life insurance industry average growth. The 46.5% increase in total direct premiums was mainly due to better performance in our Individual Annuity (128.1%), Disability and Survivor (42.8%) and Credit Life (40.8%) lines. Individual Life products increased premiums by 16.8% with as compared to 2009, and represented 20.3% of total premiums. Group Life increased 11.0% as compared to 2009 and represented 13.9% of total premiums. All lines of business increased in 2010 as compared to 2009.

Health business lines (19.6% of total premiums in 2011) increased by 17.2% in 2011, primarily due to a16.6% increase in regular insurance premiums, representing 88.1% of health insurance premiums (88.5% in 2010).

Health business lines (19.5% of total premiums in 2010) increased by 16.9% in 2010, primarily due to a 16.5% increase in Regular insurance premiums, representing 88.5% of health insurance premiums (88.8% in 2009).

During 2011, net claims on insurance activities increased by 20% to US$377.7 million from US$315.5 million in 2010, mainly as a consequence of business growth and an increase of the net loss ratio on Property & Casualty. An increase in competition in the health and life business lines, particularly through the traditional brokers’ channel also exerted downward pressure on fees.

During 2010, net claims on insurance activities increased by 10.2% to US$315.5 million from US$286.5 million in 2009, mainly as a consequence of the business growth.

Other Expenses

The following table reflects the components of our other expenses:

	Year ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)
Salaries and employee benefits	US$	467,116	US$	568,004	US$	595,705
General and administrative		312,256		341,123		405,357
Depreciation and amortization		71,099		82,289		93,882
Other		106,639		94,469		135,205
Total other expenses and merger costs	US$	957,110	US$	1,085,885	US$	1,230,149

Personnel expenses increased 4.9% in 2011 as compared to 2010, after a 21.6% increase in 2010 as compared to 2009. The number of our personnel increased to 22,276 employees in 2011 from 19,641 in 2010, and decreased from 20,148 in 2009. Considering only BCP, the number of personnel increased to 18,616 employees in 2011 from 16,148 in 2010, and decreased from 16,748 in 2009. The increase in other expenses during 2011 was due to higher general and administrative expenses and an increase in other expenses.

Our general and administrative expenses (which include taxes other than income taxes) increased 18.8% in 2011 compared to 2010, after increasing 9.2% compared to 2009, produced mainly by higher marketing expenses.

Depreciation and Amortization increased 14.1% to US$93.9 million in 2011 from US$82.3 million in 2010.

Other expenses increased 43.1% to US$135.2 million in 2011, after a decrease of 11.4% in 2010, compared to 2009. This increase was mainly due to the net loss of US$24.6 million on our sale of financial assets at fair value.

Translation Result

The translation result reflects exposure to devaluation of net monetary positions in Nuevos Soles. We recognized a US$37.9 million translation gain in 2011, a US$24.1 million translation gain in 2010, and a US$12.2 million translation loss in 2009.

Income Taxes

We are not subject to income taxes or taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under Peruvian tax law. The statutory income tax rate payable in Perú since 2004 is 30% of taxable income, which includes the result of exposure to inflation. An additional 4.1% withholding tax is applied on dividends, which we register as income tax based on the liquid amount received from BCP and Grupo Pacífico.

Peruvian tax legislation is applicable to legal entities established in Perú, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Perú and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

ASHC is not subject to taxation in Panama since its operations are undertaken offshore. The Cayman Islands currently have no income, corporation or capital gains tax and no estate, duty, inheritance or gift tax. Prior to 1995, there was no corporate income tax in Bolivia.

Tax expense paid by the subsidiaries increased to US$210.5 million in 2011 from US$187.1 million in 2010, which increased from US$138.5 million in 2009. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2009, 2010 and 2011 were 21.54%, 23.67%, and 22.53%, respectively.

(3)         Financial Condition

Total Assets

As of December 31, 2011, Credicorp had total assets of US$30.7 billion, increasing 8.2% compared to total assets of US$28.4 billion as of December 31, 2010. In 2010, cash and due from banks decreased 35.6% due to lower amounts maintained with Peru’s central bank, the Banco Central de la Reserva del Perú (the BCRP or the Central Bank). Investments increased 54.3% due to a increase in BCRP certificates of deposit and an increase in loans, net of provisions, which rose 21.2% due to corporate banking growth.

As of December 31, 2011, our total loans were US$17,441.9 million, which represented 56.8% of total assets. Loans, net of reserves for loan losses, were US$16,922.2 million. As of December 31, 2010, our total loans were US$14,375.4 million, which represented 49.1% of total assets, and net of reserves for loan losses, loans were US$13,959.7 million. From December 31, 2010 to December 31, 2011 our total loans increased by 21.3%, and net of loan loss reserves increased by 21.2%.

Our total deposits with the Central Bank decreased to US$3,784.5 million as of December 31, 2011 from US$6,308.0 million as of December 31, 2010. Our securities holdings (which include marketable securities and investments) increased 54.3% to US$5,991.2 million as of December 31, 2011 from US$3,883.8 million as of December 31, 2010. The securities portfolio increase in 2011 was primarily due to higher investments in BCRP certificates of deposits, which were replaced by time deposits in BCRP that explain the significant increase aforementioned.

Total Liabilities

As of December 31, 2011, we had total liabilities of US$27.3 billion, a 7.1% increase from US$25.5 billion as of December 31, 2010; and we had total deposits of US$18.7 billion, a 5% increase from US$17.8 billion on December 31, 2010.

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2011, on an unconsolidated basis, we had 41.4% of total savings deposits in the Peruvian banking system, 39.9% of demand deposits, 27.4% of time deposits and 34% of total deposits, the highest of any Peruvian bank in all three types of deposits, according to the SBS. An important characteristic of our deposit base is that, as of December 31, 2011, it included 56.1% of the entire Peruvian banking system’s CTS deposits, increasing from 55.9% as of December 31, 2010, and 50.7% as of December 31, 2009, according to SBS statistics. We believe that we have traditionally attracted a high percentage of the savings and CTS deposit market because of our reputation as a sound institution, an extensive branch network and the quality of our service. The decrease in deposit market share is due to the fact that new financial institutions have taken a small market share from BCP, due to the attractive interest rates they offer.

(B)         Liquidity and Capital Resources

Regulatory Capital and Capital Adequacy Ratios

	As of December 31,
	2009		2010		2011
	(U.S. Dollars in thousands, except percentages)
Capital stock	US$	528,011	US$	516,837	US$	508,180
Legal and other reserves		1,053,494		1,385,098		1,812,977
Capital stock, reserves and retained earnings of minority interest		104,052		34,352		40,876
Accepted provisions for loan losses		114,104		167,329		227,886
Subordinated debt		683,222		696,233		793,570
Total		2,482,883		2,799,849		3,383,489
Less: investment in multilateral organizations, banks and insurance companies and goodwill		(261,749)		(408,525)		(360,791)
Total Regulatory Capital (1)		2,221,134		2,391,324		3,022,698

Financial Entities Capital Ratio
Regulatory Capital attributable to Financial Entities (1)		2,033,401		2,157,864		2,741,753
Risk-Weighted Assets From Financial Entities (3)		14,200,280		17,248,656		20,260,574
Capital Ratio for Financial Entities (1) / (3)		14.32%		12.51%		13.53%

Minimum Regulatory Capital Required (MRCR)(2)
MRCR for Financial Entities (3)		1,266,502		1,616,368		2,119,319
MRCR for Insurance Entities (3)		149,808		184,330		231,416
MRCR for Other Entities (3)		144,494		75,787		122,793
Total Minimum Regulatory Capital Required	US$	1,560,804	US$	1,876,485	US$	2,473,528
Regulatory capital as percentage of Minimum Regulatory Capital Required		142.31%		127.44%		122.20%

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

(3)         Peruvian financial entities (BCP, Credileasing and Solución) have a MRCR of 10.0% of the Risk-Weighted Assets (or RWA). For ASHC (Cayman Islands), the MRCR is 12% of the RWA. For BCP Bolivia, the MRCR is 10% of the RWA. For the insurance companies, MRCR is calculated on the basis of the solvency margin, the guarantee funds and the credit risk. Other entities, with no MRCR, must be considered by the sum of the capital, reserves and retained earnings.

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP is subject to SBS Resolution No. 472-2001, enacted in June 2001, which made its market risk area responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s average daily ratios during the month of December 2011 were 45.89% and 43.78% for Nuevos Soles and foreign exchange-based transactions, respectively, demonstrating our continuing excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacífico complied with all of their payment obligations.

The capability of replacing interest-bearing deposits at their maturity is a key factor in determining liquidity requirements, as well as the exposure to interest and exchange rate risks. Our principal source of funding is customer deposits with BCP’s retail banking group and ASHC’s private banking group, and premiums and amounts earned on invested assets at Grupo Pacífico. We believe that funds from our deposit-taking operations generally will continue to meet our liquidity needs for the foreseeable future.

BCP’s retail banking group has developed a diversified and stable deposit base and its private banking group has developed a stable deposit base that, in each case, provides us with a low-cost source of funding. This deposit base has traditionally been one of our greatest strengths. The deposit gathering strategy has focused on products considered as BCP’s core deposits: demand deposits, savings, time deposits and CTS deposits. Other sources of funds and liquidity, which are mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds, and subordinated debt, are of a considerably lower significance compared to our core deposits. See Notes 12 and 13 to the Consolidated Financial Statements.

The following table presents our core deposits, other deposits and other sources of funds:

	At December 31,
	2009		2010		2011
	(U.S. Dollars in thousands, except percentages)
Core Deposits:
Demand deposits	US$	4,556,746	US$	5,581,392	US$	6,614,487
Savings deposits		3,539,665		4,244,750		5,096,509
Severance indemnity deposits		1,069,506		1,313,122		1,757,124
Total core deposits	US$	9,165,917	US$	11,139,264	US$	13,468,120

Other Deposits:
Time deposits		4,751,861		6,464,769		5,039,541
Bank certificates		120,932		163,681		136,338
Total deposits	US$	14,038,710	US$	17,767,714	US$	18,643,999

Due to banks and correspondents	US$	1,162,319	US$	2,955,887	US$	2,052,855

Issued bonds		2,369,483		2,232,264		3,920,722

Total sources of funds	US$	17,570,512	US$	22,955,865	US$	24,617,576
Core deposits as a percent of total deposits		65.3%		62.7%		72.2%
Core deposits as a percent of total sources of liquid funds		52.2%		48.5%		54.7%

BCP is required to keep deposits with the Central Bank as legal reserves, determined as a percentage of the deposits and other liabilities owed to its clients. The requirement is currently approximately 13.0% of Nuevos Soles-denominated deposits and approximately 35.7% for the U.S. Dollar-denominated deposits. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Central Bank Reserve Requirements.” Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Central Bank and our investments in Central Bank certificates:

	At December 31,
	2009		2010		2011
	(U.S. Dollars in thousands, except percentages)
Funds at Central Bank
Deposits	US$	2,107,635	US$	6,307,977	US$	3,784,514
Certificates of deposits		1,548,715		363,850		2,059,780
Total funds at Central Bank	US$	3,656,350	US$	6,671,827	US$	5,844,294
Total funds at Central Bank of Perú as a percent of total deposits		26.0%		37.6%		31.3%

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

On December 31, 2011, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide (Corporación Financiera de Desarrollo S.A., a Peruvian government-owned development bank), Corporación Andina de Fomento (or CAF), syndicated loans, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 0.69% to 10.5%. As of December 31, 2011, we maintain US$2,117.0 million in such credit lines, secured by the collection of BCP (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (SWIFT) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. These funds have maturities of up to seven years. See Notes 13(a) and (b) to the Consolidated Financial Statements. As of December 31, 2011 borrowed funds due to banks and correspondents amounted to US$2,060.0 million as compared to US$2,240.3 million in 2010 and US$1,167.4 million in 2009.

In addition, mortgage loans may be funded by mortgage funding notes and, since 2001, mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are mainly U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2011, BCP had US$0.5 million of outstanding mortgage bonds and notes (US$5.0 million in 2010 and US$10.5 million in 2009). A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2011, BCP had US$37.1 million of outstanding leasing bonds (US$134.4 million in 2010 and US$188.3 million in 2009). These bonds have maturities of up to seven years. See Note 15 to the Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2009		2010		2011
	(U.S. Dollars in millions)
Issued bonds
Corporate bonds	US$	192.3	US$	800.0	US$	894.0
Leasing bonds		0.0		0.0		0.0
Subordinated bonds		113.8		-		410.0
Subordinated debt		250.0		17.1		35.2
Total issuance	US$	556.1	US$	817.1	US$	1,339.2

In October 2007, BCP, through its Panama branch, issued on the international market subordinated notes in the aggregate amount of US$161.3 million due 2022. These notes accrue at a fixed annual interest rate of 7.17%, for the first 10 years with interest payments every six months. After the first 10 years, the interest rate will change to a variable interest rate established by the market interest rate of the Peruvian government-issued sovereign bonds maturing in 2037 plus 150 basis points, with quarterly and semi-annual payments. At the end of the first 10 years, the Bank may redeem 100% of the debt without penalty. These subordinated debt notes include certain financial and operating covenants. In our management’s opinion, BCP is not in violation of any of these covenants as of the date of the consolidated balance sheet.

In November 2009, BCP, through its Panama branch issued Junior Subordinated Notes for US$250.0 million in the international market with principal maturity in 2069. This debt accrues a fixed annual interest rate of 9.75 percent, for the first 10 years, with semiannual payments. After the first ten (10) years, in November 2019, the interest rate will become variable, at three month Libor plus 816.7 basis points, with quarterly payments. At that date and on any interest payment date, BCP can redeem 100 percent of the notes, without penalties and after fulfilling certain requirements. Interest payments are non-cumulative such that, if an interest payment is not made in full or cancelled as set forth due to BCP’s rights to cancel interest payments, a mandatory prohibition established by SBS, or if it is determined that BCP is in non-compliance with applicable minimum regulatory capital, then the unpaid interest will not accrue or be due and payable at any time and shall not constitute an acceleration event. In those cases, BCP will not, and will not cause its majority owned subsidiaries to declare, pay or distribute a dividend for a period of time established since the interest payments are not cancelled. This debt does not have collateral and qualifies as Tier 1 capital for SBS regulations.

In November 2009, BCP Emisiones Latam 1 S.A., a subsidiary of Credicorp, issued corporate bonds (Series A) for 2.7 million “Chilean Unidades de Fomento - UF”. Credicorp and BCP Emisiones Latam 1 S.A. can redeem 100 percent of the bonds only if the legal reserve funds legislation and tax law, related to income tax and value added tax, change in Peru, Panama or Chile. This debt, subject to foreign exchange risk, has been hedged through cross-currency swaps; as a result, these bonds were economically converted to U.S. Dollars.

In September 2010 and March 2011, BCP, through its Panama branch, issued senior bonds for US$800.0 million and US$700.0 million, respectively, in the international market with principal maturity on 2020 and 2016, respectively. These debts accrue at a fixed annual interest rate of 5.38% and 4.75%, respectively, with semiannual interest payments.

BCP’s issuances in 2011 are described above See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2011- Banking segment.”

In July and August 2011, Edyficar issued negotiable certificates of deposits for S/.40.0 million and two of S/.30.0 million each with fixed annual interest rates of 5.41%, 5.27% and 5.20%, respectively, with maturities between July and August 2012.

In November 2011, Grupo Pacífico issued subordinated bonds for US$60.0 million. This debt accrues a fixed annual interest rate of 6.97% with principal maturity on 2026. These bonds were issued in order to obtain cash for maturities in November 2026.

The principal sources of funds for Grupo Pacífico’s insurance operations are premiums and amounts earned on invested assets. The major uses of these funds are the payment of policyholder claims, benefits and related expenses, reinsurance costs, commissions and other operating costs. In general, Grupo Pacífico’s insurance operations generate substantial cash flow because most premiums are received in advance of the time when claim payments are required. Positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, historically have met the liquidity requirements of Grupo Pacífico’s insurance operations.

(C)         Research and Development, Patents and Licenses, Etc.

Not applicable.

(D)         Trend Information

We expect that 2012 will show a positive economic trend; however, the international environment still suggests some uncertainty. In particular, we expect that financial income will increase, mainly as a result of our prioritiziation of retail operations with individuals and small companies. In addition, credit risk is expected to remain low despite planned positive loan evolution and higher provision due to higher volume of loan portfolio. Furthermore, we plan to invest in the expansion of our distribution channels network by opening new branches.

Other important factors to consider are the pressure on consumer protection regulation and elections in local, regional and central government authorities, which could impact our business in Peru.

In Bolivia, we expect that BCP Bolivia will maintain its profitability, although the political and economic environment, which involves a high level of uncertainty, is an important factor in this expectation.

We expect that in 2012, ASB will maintain its low-risk investment strategy and overall good performance as that achieved in 2010. We expect continued growth of the assets under management, given the high quality service we offer.

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

The following table reflects our off-balance sheet arrangements as of December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)
Contingent Credits
Guarantees and stand by letters	US$	2,108,761	US$	2,718,200	US$	3,128,534
Import and export letters of credit		419,374		417,011		599,466
Sub Total		2,528,135		3,135,211		3,728,000

Responsibilities under credit line agreements		1,557,674		2,449,807		3,525,517
Forward and options, net		2,638,755		2,731,811		3,537,448
Swap contracts (notional amount)		3,113,831		2,470,047		2,449,792

Total	US$	9,838,395	US$	10,786,876	US$	13,240,757

In the normal course of its business, our banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to additional credit risks than those amounts recognized in the consolidated balance sheets.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 6(a) to the Consolidated Financial Statements), including the requirement to obtain collateral when necessary. The collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required. Therefore the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2011 and 2010, the nominal amounts for forward currency purchase and sale agreements were approximately US$3,473.3 million and US$2,628.2 million, respectively, which in general have maturities of less than a year.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2011, the forward contracts net position is an overbuy of U.S. Dollars of approximately US$312.7 million (overbuy of approximately US$960.2 million as of December 31, 2010).

Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2011, the notional amount of open interest rate and currency swap contracts was approximately US$2,252.1 million (approximately US$2,217.1 million as of December 31, 2010).

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and/or end of the contract. As of December 31, 2011, the notional amount of cross-currency swap contracts were approximately US$197.7 million (approximately US$252.9 million as of December 31, 2010).

As of December 31, 2011, the fair values of the asset and liability forward-exchange contracts, options and interest rate and cross-currency swaps amounted approximately to US$82.5 million and US$145.3 million, respectively (approximately US$84.9 million and US$136.7 million as of December 31, 2010) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively. See Note 11(b) to the Consolidated Financial Statements.

Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

(F)         Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2011. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2011.”

	Total at		Payments due by period
	December 31, 2011		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(U.S. Dollars in thousands)
Borrowed funds	US$	1,672,348	US$	803,839	US$	703,240	US$	162,548	US$	2,721
Promotional credit lines		241,836		101,386		28,672		37,027		74,751
Interbank funds		138,671		138,671
Time deposits		5,039,541		4,695,030		293,393		1,118		50,000
Operating lease obligations		105,300		18,522		30,122		25,687		30,969
Total	US$	7,197,696	US$	5,757,448	US$	1,055,427	US$	226,380	US$	158,441

Borrowed funds includes two syndicated loans and various bilateral loans, primarily with foreign financial institutions.

One syndicated loan, in the amount of US$150.0 million as of December 31, 2011, matures in March 2014, with semiannual principal and interest payments of six month Libor plus 1.75 percent. The second syndicated loan, with an outstanding principal amount of US$350.0 million as of December 31, 2011, matures in October 2013. This loan has a variable interest rate of six month Libor plus 1.75 percent during 2011. However, we have hedged both syndicated loan through interest rate swaps (IRS) for the same notional amount and maturities; as a result, this loan was economically converted to fixed rate. See Note 11(b) to the Consolidated Financial Statements.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)         Directors and Senior Management

Board of Directors

The following table sets forth our current directors:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	9
Raimundo Morales	Vice Chairman	4
Fernando Fort Marie	Director	30
Reynaldo Llosa Barber	Director	29
Juan Carlos Verme	Director	22
Luis Enrique Yarur	Director	16
Felipe Ortiz de Zevallos	Director	7
Germán Suárez	Director	7

(1)         Of Credicorp, our subsidiaries and their predecessors as of December 31, 2011.

Dionisio Romero Paoletti is the Chairman of the Board of Directors and Chief Executive Officer. He is an economist from Brown University with a Master’s degree in Business Administration from Stanford University. Mr. Romero P. has served as a board member of Banco de Crédito since 2003 and was appointed Vice Chairman in 2008. Mr. Romero P. has also been the Chairman of Alicorp S.A.A., Compañia Universal Textil S.A., Pacífico Peruano Suiza Cía. De Seguros y Reaseguros, Pacífico Vida Cia. De Seguros y Reaseguros, Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A. and Caña Brava, among others. Also, he has been Vice Chairman of the Board of Inversiones Centenario and Director of Cementos Pacasmayo S.A.A. since March 2005. Mr. Romero P. was appointed as Chairman of our Board and of the Board of Banco de Crédito in March 2009. He is the son of Mr. Dionisio Romero Seminario.

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

Fernando Fort Marie is a lawyer and partner at the law firm of Fort Bertorini Godoy & Pollari Abogados S.A. Mr. Fort served as a director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. Since March 2009, he has served on our Board of Directors and on the board of directors of ASB, BCP Bolivia and BCP’s subsidiaries. Mr. Fort also serves as chairman of Hermes Transportes Blindados S.A. and a director on the Board of Inversiones Centenario S.A.A., Motores Diesel Andinos S.A. (MODASA) and Edelnor S.A.A.

Reynaldo Llosa Barber is a business manager and since August 1995 has been a director on our board of directors and on the boards of ASB, BCP Bolivia, Pacifico Peruano Suiza and BCP’s subsidiaries. He has also been a director of BCP from 1980 to October 1987 and from March 1990 to the present. Mr. Llosa is the main partner and general manager of F.N. Jones S.R. Ltda. and serves as Chairman of the board at Edelnor S.A.A and as a board member of Edegel S.A.A.

Juan Carlos Verme is a businessman and has served on the Board of Directors since August 1995. He has served on the board directors of BCP since March 1990 and is also on the board of directors of ASB and BCP Bolivia. Mr. Verme is Chairman of Inversiones Centenario and he also serves as member of the Board of some BCP’s subsidiaries (Creditítulos S.A. and Credifondo S.A.C.,) and other Peruvian companies such as Celima, Corcesa, Piscifactorías de los Andes and Medlab. He is a director of the Asamblea General de Asociados del Patronato del Museo de Arte de Lima (the General Assembly of Patron Members of the Lima Art Museum) and a trustee of American Patrons of Tate where he also participates as a member of the Latin American Acquisitions Committee of Tate Modern.

Luis Enrique Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He has served on the Board of Directors since October 2002 as well as the board of directors of BCP since February 1995. Mr. Yarur is Chairman of the Board of Empresas Juan Yarur S. A. C., Banco de Crédito e Inversiones of Chile, Chairman of Empresas Jordan S.A. and Vice-Chairman of Empresas Lourdes S.A. He is Vice-President of the Asociación de Bancos e Instituciones Financieras A. G. and director of the Bolsa de Comercio de Santiago, BCI Seguros Generales S.A and BCI Seguros de Vida S.A.

Felipe Ortiz de Zevallos is an industrial engineer with a Master’s degree in Management Science from the University of Rochester and a degree in Management from Harvard Business School. Mr. Ortiz de Zevallos has served on the Board of Directors since March 2005. He also serves as a director on the boards of BCP, Grupo Apoyo (where he is the Chairman), Compañía de Minas Buenaventura S.A., Sociedad Minera el Brocal S.A.A. (where he is the chairman) and AC Capitales SAFI. From September 2006 until March 2009, Felipe Ortiz de Zevallos was Peru’s Ambassador to the United States. Prior to becoming Peru’s Ambassador to the United States, Mr. Zevallos served as the President of Universidad del Pacífico in Lima (elected for the period 2004-2009).

Germán Suárez is an economist with a Master’s degree in Economics from Columbia University. Mr. Suárez was elected to the Board of Directors in March 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as a director on the boards of BCP and Compañía de Minas Buenaventura S.A.

Dawna L. Ferguson was Credicorp’s Secretary until February 2012, when the Board of Directors decided to appoint Codan Services as Corporate Secretary. Mr. Mario Ferrari is the Deputy General Secretary.

Executive Officers

Our management consists of certain principal executive officers of BCP, ASHC and PPS. Credicorp believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and achieve synergies from cross-selling financial services and products (e.g., through BCP’s extensive branch network). Pursuant to Credicorp’s bye-laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more directors or officers. The following table sets forth the name, position and term of service for each of our executive officers.

Name	Position	Years Served as an Officer(1)
Dionisio Romero P.	Chief Executive Officer	3
Walter Bayly	General Manager	19
Alvaro Correa	Chief Financial Officer	15
David Saettone	Chief Insurance Officer	15

(1)         Of Credicorp, our subsidiaries and their predecessors as of December 31, 2011.

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

David Saettone is Chief Insurance Officer and the Chief Executive Officer of Grupo Pacífico. Mr. Saettone graduated with honors (BAH) from Queen’s University at Kingston, Canada. He has a Master of Economics and Finance (MA) from Princeton University. Mr. Saettone has been certified as a Chartered Insurer and Associate by the Chartered Insurance Institute (ACII), UK; a Chartered Property Casualty Underwriter (CPCU) by the Institute for CPCU, in the United States; Chartered Life Underwriter (CLU) by the American College, in the United States; Associate in Risk Management (ARM, Associate in Underwriting (AU), Associate in Reinsurance (ARe), Associate in Marine Insurance Management (AMIM), Associate in Claims (AIC) and Associate in Insurance Accounting & Finance (AIAF) from the Insurance Institute of America, in the United States. He obtained a Certificate in Information Technology for Insurance Professionals (CITIP) from the Chartered Insurance Institute and the British Computer Society of the United Kingdom. Mr. Saettone has worked as General Manager of Banco de Credito de Bolivia, Head of the Cabinet of Advisors of the Peruvian Ministry of Economy and Finance, Manager of Corporate Finance at BCP and General Manager of Credibolsa SAB S.A., a subsidiary of BCP. In academia, Mr. Saettone was a professor of International Economics and Capital Markets at the University of Lima and taught Probability and Statistics at the Woodrow Wilson School of Public Administration of Princeton University. He was director of Cofide (Corporación Financiera de Desarrollo S.A., a Peruvian government-owned development bank) and the Fondo Consolidado de Reservas (Consolidated Reserves Fund). Mr. Saettone is currently General Manager of Pacifico Insurance, Chairman of the Board of Pacifico Salud, Director of Pacifico Vida and Director of Financiera Edyficar.

(B)         Compensation

The aggregate amount of directors compensation and executive officers salaries (including our executive officers listed above and four additional executive officers of BCP) for 2011 was US$8.9 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

As indicated in Note 3(w) to the Consolidated Financial Statements, Credicorp has granted stock appreciation rights (SARs) to certain key executives and employees who have at least one year service to Credicorp or any of our subsidiaries. At the grant date and in each one of the subsequent three years, the granted SARs may be exercised up to 25% of all SARs granted in the plan. The SARs expire after eight years. The number of outstanding SARs as of December 31, 2011 and their corresponding exercise prices are as follows:

Year Granted	Number of Outstanding SARs granted	Exercise price in US$
2004	40,000	8.39
2005	40,000	13.40
2006	53,000	22.72
2007	45,007	22.72
2008	65,216	22.72

Key executives’ compensation also includes share based payments. SARs valuation for the years 2011, 2010 and 2009 resulted in a gain amounting to US$5.8 million, a loss amounting to US$24.5 million and a loss amounting to US$17.9 million, respectively. During the same years approximately US$25.5 million, US$14.8 million and US$5.0 million, SARs were exercised from the SARs that vested in the trailing 12-month period through April of each year. Likewise, approximately US$4.9 million, US$3.8 million and US$1.7 million, stock awards vested in the years 2011, 2010 and 2009, respectively. The payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit is assumed by Credicorp and amounted to US$9.3 million, US$5.6 million and US$1.4 million for the years 2011, 2010 and 2009 respectively. Credicorp estimates said income tax over the basis of the liability recorded for the vested benefits.

The liabilities recorded for this plan, including the above-mentioned income tax, are included in the consolidated balance sheet caption “Other liabilities – Payroll taxes, salaries and other personnel expenses.” See Note 11(a) to the Consolidated Financial Statements. The expenses are recorded in the consolidated income statement caption “Personnel expenses.”

During 2009, 2010 and 2011, Credicorp signed several contracts with Citigroup and Calyon Financial by which it acquired certificates linked to the yield of our shares. See Note 7(b) to the Consolidated Financial Statements.

The following table sets forth the movement of the SARs for the periods indicated:

	2010			2011
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1	1,147,463	1,038,276	60,488	795,155	777,699	76,989
Granted and vested	-	88,683	8,451	-	15,627	(1,356)
Exercised	(349,260)	(349,260)	(28,272)	(550,103)	(550,103)	(45,255)
Decrease	(3,048)	-	-	(1,829)	-	-
Increase in the option fair value	-	-	36,322	-	-	(8,290)
Balance as of December 31	795,155	777,699	76,989	243,223	243,223	22,088

The following table sets forth the number of SARs vested and the price of such SARs for the periods indicated:

Year of Insurance	Number of outstanding SARs as of December 31, 2011	Number of Vested SARs as of December 31		Exercise price
		2011	2010	2011	2010

2003	-	-	36,500	5.57	6.47
2004	40,000	40,000	87,500	8.39	9.29
2005	40,000	40,000	107,500	13.40	14.30
2006	53,000	53,000	171,300	22.72	23.62
2007	45,007	45,007	168,310	22.72	23.62
2008	65,216	65,216	206,589	22.72	23.62
	243,223	243,223	777,699

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

(C)         Board Practices

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s bye-laws, is comprised of eight members. Directors need not be shareholders. Directors are elected and their remuneration is determined at Annual General Shareholders’ Meetings. Directors hold office for three-year terms. The date of expiration of our current Board of Directors is March 31, 2014. Our current directors have no benefits in addition to the remuneration agreed at the Annual General Shareholders’ Meetings, with the exception of the members of the audit committee which received an additional remuneration determined by the Annual General Shareholders’ Meeting. They also do not have any benefits that could be enjoyed at the termination of their service terms.

Pursuant to Credicorp’s bye-laws, the required quorum for business to take place during a Board meeting shall be a majority of the Directors of the Company. The Board has the power to appoint any person as Director to fill a vacancy on the Board for the remainder of the period as a result of the death, disability, disqualification or resignation of any Director. A resolution in writing signed by all Directors shall be as valid as if had been passed at a meeting duly called and constituted.

Credicorp’s audit committee is responsible for assisting in the recommendation of independent auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with the system of internal control as well as financial controls, reviews our annual financial statements before their presentation to regulatory bodies and maintains the integrity of the preparation of audits, oversight compliance with applicable law and regulations, the establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp´s Complaint System. The current members of the Audit Committee are Mr. Raimundo Morales (Chairman since July 2011), Mr. Germán Suárez (financial expert) and Mr. Juan Carlos Verme who was appointed by the board on May 25, 2011. Mr. Juan Carlos Verme replaced Mr. Reynaldo Llosa Barber who served as Chairman of the Audit Committee until his term on the Audit Committee expired at the end of May 2012. The Audit Committee designated Mr. Benedicto Cigüeñas to serve as advisor to the committee. Mr. Benedicto Cigüeñas Guevara is an economist and became a Director of BCP in January 2005. Previously was Chief Financial Officer of BCP for 12 years.

The Audit Committee has also been assigned by the Board of Directors to oversee the audit committee responsibilities of all Credicorp subsidiaries. Credicorp’s Audit Committee therefore performs as the statutory audit committee of all Credicorp’s subsidiaries. During 2011, Audit Committee held ten sessions.

(D)         Employees

On December 31, 2011, Credicorp had 22,276 employees, distributed as set forth in the following table:

	At December 31,
	2009	2010	2011
	(Full-time employees)
BCP	16,748	16,148	18,616
Grupo Pacífico (1)	2,567	2,611	2,759
ASHC	74	73	77
Prima AFP	750	800	814
Others	9	9	10
Total Credicorp	20,148	19,641	22,276

(1)         Does not include the employees of the acquired private hospitals.

All bank employees in Peru are given the option of belonging to an employee union. These employee unions are collectively represented by the Federación de Empleados Bancarios (the Federation of Banking Employees or FEB). In order to negotiate a collective agreement on behalf of its members, FEB must have as members over 50% of all Peruvian banking employees. Because this level fell to below 50%, the most recent collective bargaining agreement, which expired on June 30, 1995, was not renewed.

BCP was granted permission by the Peruvian Ministry of Labor to cancel the registration of BCP’s union in 1996 due to limited participation. As of December 31, 2011, no BCP employees belonged to a union. The last strike by union employees occurred in 1991 and did not interfere with BCP’s operations.

(E)         Share Ownership

As of February 13, 2012, the Romero family owned 13.44 million (14.24%) of our common shares. Mr. Luis Enrique Yarur is a controlling shareholder of Banco de Chile e Inversiones (BCI), which owns 1.71 million (1.81%) of Credicorp’s common shares. None of our other directors or executive officers beneficially own more than 1% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.” Other members of the Board of Directors that own our common shares are Mr. Raimundo Morales, Mr. Fernando Fort Marie, Mr. Reynaldo Llosa Barber, Mr. Juan Carlos Verme, Mr. Felipe Ortiz de Zevallos and Mr. Germán Suárez. Each of these directors own less than 1% of our total outstanding common shares.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)         Major Shareholders

As of December 31, 2011, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and PPS were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 13, 2012.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,846	15.49%
Romero family (3)	13,438,428	14.24%

(1) As a percentage of issued and outstanding shares (including shares held by ASHC).

(2) As of February 13, 2012, Atlantic Security Bank (a subsidiary of ASHC) held 3,292,899 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instructions. ASB does not have the power to dispose of these shares. Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC and ASB each disclaims beneficial ownership of the shares.

(3) Includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by him. Mr. Romero P. is the Chairman of the Board.

Approximately 14.61% of Credicorp’s total issued and outstanding common shares are currently held in 2,689 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 13, 2012, 79,761,471 of common shares of Credicorp (excluding the 14,620,846 shares held by ASHC) were outstanding, of which approximately 68.55% were held in the United States. There were approximately 95 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2009, 2010 and 2011 include transactions with related parties. For its 2009, 2010 and 2011 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its Board of Directors, (iii) its key executives (defined as the management of our holdings) and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2009, 2010 and 2011.

			Related companies
	2009		2010		2011
	(U.S. Dollars in thousands)

Direct loans	US$	214,182	US$	265,566	US$	258,088
Investments available-for-sale		92,747		120,486		139,676
Deposits		82,051		101,979		72,264
Contingent credits		20,122		26,994		38,927
Interest income related to loans		4,896		7,002		5,755
Interest expense related to deposits		1,680		1,707		1,564
Derivatives at fair value		(283)		(1,335)		(1,491)
Other income	US$	1,196	US$	2,327	US$	2,147

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are [guaranteed] by collateral given by the related party. The loans to related companies as of December 31, 2011 have maturity dates ranging between January 2012 and October 2019 and an accrued annual interest average of 7.6% (and as of December 31, 2010 had a maturity between January 2011 and November 2018 and an accrued annual interest average of 5.9%). As of December 31, 2011, we recorded a US$1.5 million provision for doubtful debt in connection with loans to related parties and as of December 31, 2010, there was no provision for doubtful debts in connection with loans to related parties. The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates. The decrease in the level of direct loans from 2010 to 2011 was mainly caused by additional financing granted to two entities: Agrícola del Chira S.A., and FYP Inversiones S.A.C.

As of December 31, 2009, 2010 and 2011, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries, as permitted by Peruvian Law No. 26702. This law regulates and limits certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2009, 2010 and 2011, direct loans to employees, directors and key management of Credicorp amounted to US$133.3 million, US$140.0 million and US$176.5 million, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of Sarbanes-Oxley. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

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

The following is a description of material ongoing litigation as of the date of this Annual Report.

Madoff Trustee Litigation. On September 22, 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated bankruptcy estate of Bernard L. Madoff (“the Madoff Trustee”) filed an adversary proceeding complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in the U.S. Bankruptcy Court for the Southern District of New York. The adversary complaint seeks recovery of approximately US$ 120 million. This amount is alleged to be equal to amount of funds that ASB managed in Atlantic US Blue Chip Fund that were invested in Fairfield Sentry Fund Limited (hereafter “Fairfield Sentry”) and redeemed, along with returns thereon between the end of 2004 and the beginning of 2005. The Complaint further alleges that Fairfield was a “feeder fund” that invested in BLMIS; that the Madoff Trustee filed an adversary proceeding against Fairfield, seeking to avoid and recover the initial transfers of monies from BLMIS to Fairfield; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield Sentry and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities which, in turn, invested and redeemed funds from BLMIS. ASB counsel and the Trustee have entered into a stipulation that ASB has until September 2012 to move, answer or otherwise respond to the Complaint. Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously.

In addition, ASB, as well as other defendants, filed a motion to withdraw the reference to Bankruptcy Court pursuant to an administrative order by the Bankruptcy Court directing that all defendants to pending adversary actions brought by the Madoff Trustee file their motions to withdraw no later than April 2, 2012. ASB´s Management considers that the case against ASB raises several important issues that it believes require interpretation of federal, non-bankruptcy law and which interpretation should be addressed by a U.S. federal district court as opposed to a federal bankruptcy court. Judge Rakoff of the Southern District Court of New York (“Federal District Court”), by way of an order issued on April 13, already withdrew the reference to the Bankruptcy Court as to one particular issue, and has directed that the defendants in the consolidated actions, including ASB, file one consolidated brief regarding this particular issue no later than May 3, 2012. ASB anticipates the Federal District Court may subsequently establish additional consolidated briefing procedures and schedules which may directly impact the action pending against ASB, including with respect to one or more of the other issues advanced in support of ASB’s Withdrawal Motion.

Fairfield Litigation. On April 13, 2012, the Liquidators of Fairfield Sentry and other Fairfield funds filed an adversary proceeding complaint in the U.S. Bankruptcy Court for the Southern District of New York against (1) ASB and (2) beneficial owners of accounts in the Fairfield Sentry funds held by ASB, styled In re Fairfield Sentry, Ltd., 10-13164 (Adv. Pro No. 12-01550 (BRL)) (“Fairfield Complaint”). The Fairfield Complaint is similar to other complaints the Fairfield Liquidators have filed in the Southern District Bankruptcy Court against other entities that invested in various Fairfield funds and redeemed their accounts prior to the Fairfield funds’ insolvency in the wake of the collapse of BLMIS. The Fairfield Complaint seeks recovery against ASB and the beneficial owners for amounts totaling $115,165,423.28 that were redeemed prior to June 15, 2005. The complaint alleges various common law claims grounded in British Virgin Islands (“BVI”) law against both ASB and the beneficial owners on behalf of whom ASB held and redeemed Fairfield Sentry Fund shares.

ASB’s time to move, answer or otherwise respond to the Fairfield Complaint will not begin to run until ASB is formally served, so no immediate response to the Fairfield Complaint is required. In addition, at present, all the actions by the Fairfield Liquidators have been stayed, pending resolution of litigation in the BVI, where a Court of Appeal is currently deciding whether the Liquidators may recover proceeds from their investors.

ASB believes it has substantial defenses against the Liquidators’ claims alleged in the Fairfield Complaint and intends to contest these claims vigorously.

Government Investigations

Neither we, nor any of our subsidiaries, are involved in any government investigation.

Dividend Policy

Pursuant to Bermuda law, we may declare and pay dividends from time to time provided that after payment of the dividends: (i) we are able to pay our liabilities as they become due, and (ii) the realizable value of our assets is not less than the aggregate value of our liabilities, issued share capital, and share premium accounts. We cannot make any assurances as to the amount of any dividends or as to whether any dividends will be paid at all, although we currently intend to declare and pay dividends annually, and our Board of Directors currently expects to authorize the payment of an annual dividend to the shareholders of no less than 25% of our consolidated net income. However, our payment of dividends is subject to Bermuda law and to the discretion of our Board of Directors. The Board’s decision will depend on (i) general business conditions, (ii) our financial performance, (iii) the availability of dividends from our subsidiaries and any restrictions on their payment, and (iv) other factors that the Board may deem relevant.

We rely almost exclusively on dividends from our subsidiaries for the payment of our corporate expenses and for the distribution of dividends to holders of our common shares. Subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations, we are able to cause our subsidiaries to declare dividends. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected. Currently, there are no restrictions on the ability of Grupo Credito, BCP, ASHC and Grupo Pacífico or any of our other subsidiaries to pay dividends abroad. In addition, Grupo Credito, BCP, and Grupo Pacífico intend to declare and pay dividends in Nuevos Soles, while we intend to declare and pay dividends in U.S. Dollars. If the value of the Nuevo Sol falls relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we pay would be adversely affected. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates.”

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2000	94,382,317	US$	0.10	0.00
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00

On February 22, 2012, our Board of Directors declared a cash dividend of US$2.30 per common share held at the close of business on April 18, 2012. This dividend was distributed on May 11, 2012.

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

	High		Low		Average Daily Volume
2007	US$	71.59	US$	35.46	282,517
2008	US$	80.33	US$	28.18	399,661
2009	US$	76.74	US$	32.23	359,807
2010	US$	124.90	US$	69.02	253573
2011	US$	117.31	US$	82.25	477,181

2010
First quarter	US$	84.70	US$	69.02	205,535
Second quarter	US$	95.56	US$	76.78	251,731
Third quarter	US$	114.89	US$	88.39	296,577
Fourth quarter	US$	124.90	US$	113.23	258,169
2011
First quarter	US$	117.31	US$	95.18	383,499
Second quarter	US$	105.57	US$	82.55	837,742
Third quarter	US$	102.79	US$	82.25	429,899
Fourth quarter	US$	111.41	US$	89.44	256,847
2012
First quarter	US$	129.51	US$	103.01	272,304
Second quarter (through April 20)	US$	133.88	US$	128.84	292,317

Source : Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2007	71.29	35.64	23,167
2008	80.16	28.90	15,483
2009	76.35	32.53	11,713
2010	124.79	69.40	6,114
2011	118.67	82.50	9,732

2010
First quarter	84.82	69.40	10,624
Second quarter	95.26	76.89	5,097
Third quarter	114.55	88.16	5,128
Fourth quarter	124.79	112.83	3,590
2011
First quarter	118.67	95.20	7,721
Second quarter	105.30	85.00	11,631
Third quarter	102.40	82.50	11,984
Fourth quarter	111.10	88.50	7,655
2012
First quarter	128.85	102.76	9,418
Second quarter (through April 20)	133.12	128.70	4,394

Source : Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2011
October	111.41	89.44
November	111.08	100.03
December	111.14	101.86
2012
January	113.66	104.85
February	124.27	114.96
March	129.51	123.00
April (through April 20)	133.88	128.84

Source : Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2011
October	111.10	88.50
November	111.00	100.00
December	110.68	102.00
2012
January	112.73	104.60
February	123.70	113.50
March	128.85	121.82
April (through April 20)	133.12	128.70

Source: Bloomberg

On April 20 2012, the last sale price of our common shares on the New York Stock Exchange was US$130.22 per share. On April 20, 2012, the closing price of our common shares on the Lima Stock Exchange was US$131.15.

(B)         Plan of Distribution

Not applicable.

(C)         Markets

The Lima Stock Exchange

(i)          Trading

As of December 2011, there were 266 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange). The Lima Stock Exchange is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-2:55 p.m. (trading); and 2:55 p.m.-3:10 p.m. (after market sales). These trading hours became effective on March 12, 2012. Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of all transactions on the Lima Stock Exchange currently take place on the electronic system.

Transactions during both the open trading and the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order in which they were received. The orders specify the type of security ordered or offered as well as the amounts and the price of the sale or purchase. In general, share prices are permitted to increase or decrease up to 15% for Peruvian companies, and up to 30% for foreign companies, within a single trading day.

The Peruvian stock market capitalization increased, in U.S. Dollar terms, by 65.8% in 2006, 80.3% in 2007. It decreased by 47.1% in 2008 as a result of the global economic crisis. It rebounded in 2009, growing by 87.5%, and during 2010, it again performed well, growing by 56.2%. Finally, in 2011, it decreased by 24.4%, with most of the decline occurring during the first nine months of the year.

Traded volume in 2011 improved relative to 2010 and 2009. The accumulated total for 2011 was US$7,817 million, with 79.8% relating to trading in equity securities, 8.4% in fixed-income securities and the remaining 11.8% in repo transactions.

The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) increased, in U.S. Dollar terms, by 186.9% in 2006 and by 45.6% in 2007. It decreased by 61.5% in 2008 but increased by 101.0% in 2009 and by 69.7% in 2010. Finally, it decreased by 16.7% in 2011.

(ii)         Market Regulation

The Securities Market Law (Legislative Decree 861) addresses matters such as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies. The Security Market Superintendency (SMV) - former CONASEV -, a governmental entity attached to Peru’s Ministry of Economy and Finance, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while the Lima Stock Exchange and its member firms were given the status of self-regulatory organizations. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange and its member firms.

SMV is governed by a five-member board, which includes an independent director and the Superintendent, whose appointed by the government. SMV has broad regulatory powers. These powers include studying, promoting, and making rules for the securities market, supervising its participants, and approving the registration of public offerings of securities.

SMV supervises the securities markets and the dissemination of information to investors. It also (i) governs the operations of the Public Registry of Securities and Brokers, (ii) regulates mutual funds and their management companies, (iii) monitors compliance with accounting regulations by companies under its supervision as well as the accuracy of financial statements and (iv) registers and supervises auditors who provide accounting services to those companies under SMV’s supervision.

On August 22, 1995, SMV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the Lima Stock Exchange. On October 25, 1995, we became the first non-Peruvian company to list our shares on the Lima Stock Exchange. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation.”

Pursuant to the Securities Market Law, the Lima Stock Exchange must maintain a guarantee fund that is funded by its member firms. The actual contributions to be made by the 27 member firms of the Lima Stock Exchange are based on volume traded over the exchange. At present, the fund has approximately S/.38.4 million (US$14.4 million). In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried on outside the exchange in favor of SMV. Such guarantees are generally established through stand-by letters of credit issued by local banks.

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

We rely almost exclusively on dividends from Grupo Credito, BCP, ASHC, Grupo Pacifico, and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

In addition, we present our financial statements and pay dividends in U.S. Dollars. BCP and Grupo Pacifico prepare their financial statements and pay dividends in Nuevos Soles. If the value of the Nuevo Sol were to fall relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we receive from our subsidiaries would be adversely affected. On an overall basis, the Peruvian currency has appreciated against the US. Dollar during the last decade.

Although substantially all of the customers of BCP, ASB and Grupo Pacifico are located in Peru, as of December 31, 2011, approximately 61.1% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio, and 84.3% of Grupo Pacifico’s premiums were denominated in U.S. Dollars. Most of the borrowers or insureds of these three companies use Nuevos Soles. Therefore, a devaluation of the Nuevo Sol would effectively increase the cost to the borrower of repaying its loans and the cost to the insured of making its premium payments. As a result, devaluation could lead to more nonperforming loans or unpaid premiums for BCP, ASB and Grupo Pacifico.

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

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 in 2011.

On February 15, 2011, the Peruvian government enacted Law 29663. On July 21, 2011 Law 29663 was amended by Law 29757. This new Law partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the new law, any transfer of shares issued by a non-resident entity will be subject to taxation in Peru (30% or 5%) if at any point during the 12 prior months to such transfer:

a.	50% or more of the fair market value of the foreign shares –to be transferred—is derived from shares or participation rights representing the equity capital of one or more Peruvian entities. There is a rebuttable presumption that the threshold is met if the non-resident entity is a resident in a tax heaven.
b.	The shares to be transferred represent at least 10% or more of the equity capital of the non-resident entity.

At the same time, two new obligations were imposed on Peruvian domiciled companies:

(1)         Each Peruvian domiciled company is now required to report to the Peruvian Tax Administration (SUNAT) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares; and

(2)         Each Peruvian domiciled company is jointly liable for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

The effectiveness of the obligations mentioned in (1) and (2) above is subject to additional regulations which have not been enacted yet by the Peruvian government. Until definitive regulations are enacted by the Peruvian government, which may clarify any obligation by Credicorp to withhold income tax for non-Peruvian domiciled transferors, we do not know what impact, if any, this new law will have on our company, subsidiaries or shareholders.

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

Risk Management Structure

Our board of directors and the boards of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries (BCP, Grupo Pacífico, ASB, Edyficar and Prima AFP) responsible for managing and monitoring risks, as further explained below:

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

Treasury and Foreign Exchange Departments: Our Treasury Department is responsible for managing the Group’s assets and liabilities and the overall financial structure. It is also primarily responsible for managing funding and liquidity risks; in addition to managing investment, forward and spot portfolios. The Treasury Department also monitors the related liquidity, interest rate and exchange rate risks, under the policies and limits currently effective.

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

(i)          Value at Risk (VaR)

We apply VaR to our trading portfolios to estimate the market risk of positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions. The Risk Management Committee set limits on the level of risk that may be accepted.

Daily calculation of VaR is a statistically-based estimate of the potential loss on our current portfolio caused by adverse market movements.

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

The assessment of past movements has been based on historical one-year data and 17 market risk factors, which include: 9 market curves, 5 stock prices, 3 mutual funds values and one volatility series. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation).

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure should occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of our risks taken. These risks arise from the size of our positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Risk Committee of the Treasury and ALM, our risk management committees and our senior managers.

In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate – ALM Book (See Item 11, Trading book, (ii) Backtesting).

As of December 31, 2011 and 2010, our VaRs by type of asset were as follows:

	2011	2010
	US$(000)	US$(000)
Equity investments	234	76
Debt investments	4,763	2,427
Swaps	3,957	2,516
Forwards	6,325	2,091
Options	9	97
Diversification effect	(7,707)	(3,749)
Consolidated VaR by type of asset	7,581	3,458

As of December 31, 2011 and 2010, our VaRs by risk type were as follows:

	2011	2010
	US$(000)	US$(000)
Interest rate risk	7,596	3,500
Price risk	234	76
Volatility risk	4	25
Diversification effect	(253)	(143)
Consolidated VaR by risk type	7,581	3,458

For disclosures purposes, minimum, maximum and average in VaR calculation and backtesting, are estimated for BCP’s trading book. This represents approximately 80 percent of the total exposure to the trading risk in the Group’s portfolio.

For the year ended December 31, 2011, the BCP’s consolidated VaR is as follows:

Consolidated VaR
US$(000)
Average daily	6,251
Highest	10,333
Lowest	3,212

(ii)         Backtesting

Backtesting is performed on a trading book to verify the predictive power of the VaR calculations. Backtesting compares results of the positions considered for the calculation of VaR and the calculation of the VaR from the previous day.

Backtesting exceptions occur when real losses exceed the estimated VaR for the previous day. In order for a backtesting analysis to be considered valid, it should be based on a minimum of 252 observations, and when it has 504 observations, (2 years of data), a moving window is created.

Every month, back-testing exceptions are analyzed and reports are prepared to explain the results. These reports are presented to the Risk Committee of the Treasury and ALM, our risk management committees and our senior Management.

During 2011, BCP recorded one-backtesting exception, when actual losses exceeded daily VaR limits (based on 252 observations); therefore, the VaR model is statistically correct. This exception was due to an increase along the PEN curve, especially for the short term.

(iii)        Stress test

A stress test is calculated for the Group. The test calculates the maximum loss that the Group incurs in light of daily shocks to the market from March 18, 2008 until the effective date of the stress test. The maximum loss is considered the outcome for the Stress test.

The methodology for the stress test assumes a certain “holding period” until positions can be closed (1 - 10 days). The time horizon used to calculate the losses is one day; however, the final figures are amplified to a 10-day time frame and the final calculation is determined by multiplying the one-day losses times the square root of 10. This adjustment will be exact only if the changes in the portfolio in the following days have a normal distribution that is identical and independent; otherwise, the worst loss of 10 days will be an approximation.

The results of our stress test as of December 31, 2011 and December 31, 2010, by type of asset, were as follows:

	2011	2010
	US$(000)	US$(000)
Equity investments	1,330	1,115
Debt investments	5,209	5,832
Swaps	4,321	5,566
Forwards	7,426	3,533
Options	27	156
Diversification effect	(7,394)	(9,551)
Consolidated VaR by type of asset	10,919	6,651

The results of our stress test as of December 31, 2011 and December 31, 2010, by risk type, were as follows:

	2011	2010
	US$(000)	US$(000)
Interest rate risk	10,985	6,664
Price risk	1,330	1,115
Volatility risk	8	136
Diversification effect	(1,404)	(1,264)
Consolidated VaR by risk type	10,919	6,651

ALM Book

The management of risks associated with long-term and structural positions is called ALM. Non-trading portfolios which comprise the ALM book are exposed to different sensitivities that can bring about a deterioration in the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth.

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

The table below summarizes our exposure to interest rate risks. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2011
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	4,246,213	78,627	54,071	29,383	-	1,094,568	5,502,862
Investments	375,861	923,166	1,666,189	836,462	1,437,811	751,723	5,991,212
Loans	2,162,685	4,925,920	3,257,678	4,363,071	2,212,879	-	16,922,233
Assets designated at fair value through profit and loss	239	-	1,012	7,043	4,937	76,872	90,103
Premiums and other policies receivables	-	-	-	-	-	174,367	174,367
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	151,080	151,080
Other assets	-	-	-	-	-	1,900,936	1,900,936
Total assets	6,784,998	5,927,713	4,978,950	5,235,959	3,655,627	4,149,546	30,732,793
Liabilities
Deposits and obligations	4,373,417	873,441	6,663,716	1,314,787	87,798	5,390,688	18,703,847
Due to banks and correspondents	463,660	170,703	683,052	562,815	121,513	58,277	2,060,020
Liabilities designated at fair value through profit or loss	-	-	-	-	-	75,366	75,366
Technical, insurance claims reserves and reserves for unearned premiums	23,622	19,418	59,191	303,226	596,492	376,349	1,378,298
Bonds and subordinated notes issued	711,515	2,737	33,934	1,289,361	1,856,528	71,447	3,965,522
Other liabilities	-	-	250,000	-	-	837,100	1,087,100
Equity	-	-	-	-	-	3,462,640	3,462,640
Total liabilities and equity	5,572,214	1,066,299	7,689,893	3,470,189	2,662,331	10,271,867	30,732,793
Off-Balance sheet items
Derivatives assets	495,709	255,321	485,646	202,705	-	-	1,439,381
Derivatives liabilities	14,595	66,720	317,161	972,288	68,617	-	1,439,381
	481,114	188,601	168,485	(769,583)	(68,617)	-	-
Marginal gap	1,693,898	5,050,015	(2,542,458)	996,187	924,679	(6,122,321)	-
Accumulated gap	1,693,898	6,743,913	4,201,455	5,197,642	6,122,321	-	-

	As of December 31, 2010
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	5,567,838	1,325,201	26,999	-	-	1,624,377	8,544,415
Investments	535,658	274,790	256,872	860,605	1,088,441	867,450	3,883,816
Loans	1,903,439	3,931,178	2,594,608	3,753,193	1,777,237	-	13,959,655
Assets designated at fair value through profit and loss	-	40	1,443	2,999	6,047	168,526	179,055
Premiums and other policies receivables	-	-	-	-	-	129,136	129,136
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	160,249	160,249
Other assets	-	-	-	-	-	1,534,831	1,534,831
Total assets	8,006,935	5,531,209	2,879,922	4,616,797	2,871,725	4,484,569	28,391,157
Liabilities
Deposits and obligations	6,366,203	4,150,629	2,379,260	518,882	42,574	4,360,570	17,818,118
Due to banks and correspondents	511,317	509,355	958,955	118,143	110,017	32,533	2,240,320
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	60,775	60,775
Technical, insurance claims reserves and reserves for unearned premiums	51,258	31,035	139,700	188,801	432,951	352,578	1,196,323
Bonds and subordinated notes issued	840,256	38,807	137,381	419,553	1,518,419	27,502	2,981,918
Other liabilities	-	-	250,000	-	-	913,452	1,163,452
Equity	-	-	-	-	-	2,930,251	2,930,251
Total liabilities and equity	7,769,034	4,729,826	3,865,296	1,245,379	2,103,961	8,677,661	28,391,157
Off-Balance sheet items
Derivatives assets	507,560	348,181	245,977	179,503	25,922	-	1,307,143
Derivatives liabilities	280,099	351,836	331,670	291,862	51,676	-	1,307,143
	227,461	(3,655)	(85,693)	(112,359)	(25,754)	-	-
Marginal gap	465,362	797,728	(1,071,067)	3,259,059	742,010	(4,193,092)	-
Accumulated gap	465,362	1,263,090	192,023	3,451,082	4,193,092	-	-

Sensitivity to Changes in Interest Rates

The following table presents the sensitivity of our consolidated income statement and consolidated statement of comprehensive income (before tax and non-controlling interest) to a reasonable possible change in interest rates, with all other variables held constant.

The sensitivity of the consolidated income statement reflects the effect of the assumed changes in interest rates on the net interest income for one year before income tax and non-controlling interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2011 and 2010, including the effect of derivatives instruments. The sensitivity of consolidated comprehensive income is calculated by revaluing, at various interest rates, our fixed rate available-for-sale financial assets before income tax and non-controlling interest. The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2011 and 2010:

	As of December 31, 2011
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	15,400	-/+	41,907
U.S. Dollar	+/-	75	+/-	23,100	-/+	62,861
U.S. Dollar	+/-	100	+/-	30,800	-/+	83,815
U.S. Dollar	+/-	150	+/-	46,199	-/+	125,722
Peruvian Currency	+/-	50	-/+	792	-/+	41,839
Peruvian Currency	+/-	75	-/+	1,188	-/+	62,759
Peruvian Currency	+/-	100	-/+	1,585	-/+	83,678
Peruvian Currency	+/-	150	-/+	2,377	-/+	125,518

	As of December 31, 2010
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	8,607	-/+	57,293
U.S. Dollar	+/-	75	+/-	12,911	-/+	85,940
U.S. Dollar	+/-	100	+/-	17,215	-/+	114,587
U.S. Dollar	+/-	150	+/-	25,822	-/+	171,880
Peruvian Currency	+/-	50	-/+	1,658	-/+	32,541
Peruvian Currency	+/-	75	-/+	2,487	-/+	48,812
Peruvian Currency	+/-	100	-/+	3,317	-/+	65,083
Peruvian Currency	+/-	150	-/+	4,917	-/+	97,624

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

Securities and mutual funds are not considered part of investment securities for sensitivity calculation purposes; however, presented below is a table that demonstrates how our expected unrealized gain or loss (before income taxes) on equity securities, mutual funds, and hedge funds (as of December 31, 2010 and December 31, 2011) would correspond to changes in market prices of these securities at the 10%, 25% and 30% levels:

Market price sensitivity	Changes in market prices %		2011	2010
			US$(000)	US$(000)
Equity securities	+/-	10	47,942	54,052
Equity securities	+/-	25	119,854	135,129
Equity securities	+/-	30	143,825	162,155
Mutual funds	+/-	10	6,871	7,714
Mutual funds	+/-	25	17,177	19,285
Mutual funds	+/-	30	20,612	23,142
Hedge funds	+/-	10	2,786	993
Hedge funds	+/-	25	6,964	2,482
Hedge funds	+/-	30	8,357	2,978

Foreign Exchange Risk

Our financial position and cash flows are exposed to foreign currency exchange rates. Our management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.

Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2011 and 2010, the Group’s assets and liabilities by currencies were as follows:

2011	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,848,401	1,528,576	125,885	5,502,862
Trading securities	18,416	57,195	-	75,611
Available-for-sale investments	2,402,643	3,156,017	356,941	5,915,601
Loans, net	9,734,175	6,773,628	414,430	16,922,233
Financial assets designated to fair value through profit and loss	90,103	-	-	90,103
Other assets	684,549	496,948	122,773	1,304,270
	16,778,287	12,012,364	1,020,029	29,810,680
Monetary liabilities -
Deposits and obligations	(9,282,891)	(8,718,597)	(702,359)	(18,703,847)
Due to bank and correspondents and borrowed funds	(1,755,816)	(304,204)	-	(2,060,020)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(994,522)	(383,776)	-	(1,378,298)
Bonds and subordinated notes issued	(3,491,135)	(474,387)		(3,965,522)
Other liabilities	(728,792)	(381,619)	(52,055)	(1,162,466)
	(16,253,156)	(10,262,583)	(754,414)	(27,270,153)
	525,131	1,749,781	265,615	2,540,527
Forwards position, net	339,606	(346,262)	6,656	-
Currency swaps position, net	(167,263)	167,263	-	-
Cross-currency swaps position, net and interest rate swaps position, net	(197,659)	82,226	115,433	-
Options	3,269	(3,269)	-	-
Net monetary position	503,084	1,649,739	387,704	2,540,527

2010	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,555,965	4,747,802	240,648	8,544,415
Trading securities	59,020	56,548	-	115,568
Available-for-sale investments	2,162,738	1,223,339	382,171	3,768,248
Loans, net	8,356,316	5,260,816	342,523	13,959,655
Financial assets designated to fair value through profit and loss	179,055	-	-	179,055
Other assets	435,766	534,057	14,382	984,205
	14,748,860	11,822,562	979,724	27,551,146
Monetary liabilities -
Deposits and obligations	(9,135,298)	(8,051,953)	(630,867)	(17,818,118)
Due to bank and correspondents and borrowed funds	(1,966,845)	(273,366)	(109)	(2,240,320)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(892,998)	(303,325)	-	(1,196,323)
Bonds and subordinated notes issued	(2,307,392)	(550,014)	(124,512)	(2,981,918)
Other liabilities	(778,953)	(378,935)	(66,339)	(1,224,227)
	(15,081,486)	(9,557,593)	(821,827)	(25,460,906)
	(332,626)	2,264,969	157,897	2,090,240
Forwards position, net	956,279	(951,426)	(4,853)	-
Currency swaps position, net	(222,854)	222,854	-	-
Cross-currency swaps position, net and interest rate swaps position, net	(252,912)	129,050	123,862	-
Options	25,561	(25,561)	-	-
Net monetary position	173,448	1,639,886	276,906	2,090,240

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

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which we had significant exposure as of December 31, 2011 and 2010 on our non-trading monetary assets and liabilities and our forecasted cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax. A negative amount in the table reflects a potential net reduction in our consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2011	2010
	%	US$(000)	US$(000)
Devaluation -
Peruvian Currency	5	(86,828)	(86,310)
Peruvian Currency	10	(183,304)	(182,210)

Revaluation -
Peruvian Currency	5	78,559	78,090
Peruvian Currency	10	149,976	149,081

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(A)         Material Defaults

Neither we, nor any of our subsidiaries, have ever defaulted on any of our debt or have ever been forced to reschedule any of our obligations.

(B)         Dividend Arrearages and Delinquencies

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

(A)         Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2011. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in U.S. Securities and Exchange Commission (SEC) rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Medina, Zaldívar, Paredes & Asociados (member firm of Ernst & Young Global), our independent registered public accounting firm, as stated in their report included herein, and it has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011.

(C)         Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited Credicorp Ltd. and Subsidiaries (hereinafter “Credicorp”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Credicorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Credicorp’s internal control over financial reporting based on our audit.

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

In our opinion, Credicorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the 2011 consolidated financial statements of Credicorp and our report dated April 24, 2012, expressed an unqualified opinion thereon.

Lima, Perú,
April 24, 2012

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

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

In its session held on May 25, 2011, our Board of Directors elected Mr. Juan Carlos Verme as member of the Audit Committee, replacing Mr. Reynaldo Llosa, who finished the statutory limit for being a member of the Audit Committee. In its session held on July 12, 2011, the Audit Committee elected Mr. Raimundo Morales as the Chairman. Mr. Suárez was elected as the Audit Committee Financial Expert, as that term is defined in the instructions to Item 16A of Form 20-F, by the Board of Directors in its session held on March 31, 2009 and Mr. Benedicto Cigüeñas, Director of BCP, was elected as an advisor.

Our Board of Directors also determined that Mr. Morales, Mr. Suárez and Mr. Verme are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual. Mr. Suárez, our Audit Committee Financial Expert is an economist, and received his Masters degree in economics from Columbia University. Mr. Suárez became a director on March 31, 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as director on the board of directors of various other companies, among which is Compañía de Minas Buenaventura S.A.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee must approve all of the services that the independent auditor provides as part of its responsibility to supervise the auditor’s work. There are two types of approvals. The Audit Committee grants a “general approval” in advance for a list of services that the independent auditor may provide without further approval from the Audit Committee. A general approval is valid for 12 months from the date of approval unless the Audit Committee determines a different period should apply. The Audit Committee is regularly informed about the services provided through the general approval process. The Audit Committee also grants “specific approval” for services that do not have general approval on a case-by-case basis. All of the services that do not have general approval need specific approval from the Audit Committee before any agreement is signed with the independent auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. The Audit Committee has set a limit on tax fees and all other fees, which cannot be greater than 35% of total auditor’s fees during a fiscal year. The Audit Committee may change this limit based upon our corporate needs and the complexity of the service provided by the independent auditor. When considering granting any type of approval, the Audit Committee takes into account whether the requested services are consistent with the SEC’s rules regarding the independence of the independent auditors.

Our audit committee supervises the execution of the independent audit services as necessary. It approves, when necessary, any modification in the terms, conditions, fees, and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent auditor is in the best position to provide those services. Such services typically include: audit services required by regulations, financial audits for our subsidiaries or affiliates, and services associated with the presentation of documents to the SEC or other documents published in connection with the trading of our shares.

The Audit Committee may award a general approval to audit-related services if the committee believes that these services will not negatively affect the integrity of the independent auditor and are consistent with SEC rules.

Consistent with SEC rules, our audit committee requires that all tax services provided by the independent auditors be subject to its approval. The Audit Committee may grant a specific approval for other services provided by the independent auditor as long as they do not impair the independence of the independent auditor and are permissible under SEC rules.

Each year the Audit Committee recommends the appointment of an independent auditor for consideration of our shareholders at the Annual General Shareholders’ Meeting. At our Annual General Shareholders’ Meeting held on March 30, 2012, Medina, Zaldívar, Paredes & Asociados was reelected as our external auditor for the financial year 2011. This designation was made in accordance with the proposal and recommendation of the Audit Committee, as authorized by the Board of Directors. The Board also delegated the duty of approving the auditor’s fees to the Audit Committee.

The following table sets forth, for each of the years indicated, the fees paid to our independent auditor, Medina, Zaldívar, Paredes & Asociados, a member of Ernst & Young Global, for the audit of our financial statements for the years ended December 31, 2009, 2010 and 2011.

	Years ended December 31,
	2009		2010		2011
	(U.S. Dollars in thousands)

Audit	US$	2,436	US$	2,554	US$	3,140
Audit – Related		-		356		181
Tax		69		201		301
All Other		287		712		1,802
Total	US$	2,792	US$	3,823	US$	5,424

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

All Other Fees mainly corresponded to advisory services provided by the independent auditors related to control review over revenue processes for the years 2010 and 2011. All Other Fees mainly included expenses related to derivative operations and advisory in 2009.

The Audit Committee, in its session held on April 5, 2011, provided a waiver to permit the independent auditors to exceed the aforementioned 35% limit as a result of the fees we paid for the project “Control review over revenue processes” for BCP. This project represented the largest portion of the item “All Other” included in the table presented above for 2011. As a result, the “Tax” and “All Other” fees represented 38.1% of the total auditor’s fees for the financial year 2011. The waiver approved by the Audit Committee applies only to total auditor’s fees for the fiscal year 2011; hence, audit fees to be paid in 2012 will be subject to the aforementioned 35 percent limit.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2011 our affiliates, Prima AFP, Atlantic Security Bank, Credifondo, and Credibolsa did make purchases in open-market transactions on behalf of our clients as part of their core businesses. Furthermore, the following purchases were made to cover the 2011’s supplementary senior management remuneration plan, as explain in notes 3(w)(ii) and 18(b) of the financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
March 2011	164,337	US$	99.97

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.           CORPORATE GOVERNANCE

(A)         New York Stock Exchange – Corporate Governance

The NYSE’s corporate governance rules, codified in Section 303A of the NYSE’s Listed Company Manual, apply, with certain limited exceptions, in full to companies listing common equity securities. The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards:

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the board of directors must be “independent directors”, as defined by the NYSE.	Credicorp is not required under Bermuda Law to maintain a board of directors with a majority of independent directors; however, a majority of our directors are independent according to our definition of “independence”, as set forth below.

303A.02

A director cannot be “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company. In addition, a director is not independent if the director:

•      is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company

•      has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service

•      (a) is a current partner or employee of a firm that is the listed company's internal or external auditor; (b) has an immediate family member who is a current partner of such a firm; (c) has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (d) was, or an immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time

•      is, or has been with the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company’s compensation committee

•      is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

Credicorp has adopted an “independence” standard that is different than the standard established by the NYSE. Credicorp’s independence standard incorporates the SEC’s minimum independence requirements applicable to directors serving on audit committees. The definition of independence is included in Credicorp’s Corporate Governance Policy. There is no similar requirement under Bermuda law.

Under our definition, a Director shall be deemed to be independent if he/she meets each of the following conditions:

• He/she has no material relationship(1) with Credicorp(2).

• He/she is not and has not been an employee of Credicorp(2) during the last twelve months.

• He/she does not have an immediate family member(3) who is currently a senior executive(4) of Credicorp(2).

• He/she has not received during the last twelve months, more than US$150,000 from Credicorp(2), as direct compensation, other than his/her compensation as Director or as a member of a committee designated by the Board of Directors.

• He/she does not have an immediate family member(3) that has received during the last twelve months, more than US$150,000 from Credicorp(2).

• He/she is not a current partner or employee of Credicorp’s(2) current external auditing firm.

• He/she does not have an immediate family member(3) who is a partner of Credicorp’s(2) current external auditing firm, or an employee of Credicorp’s(2) current external auditing firm and who is directly involved in the audit of Credicorp(2).

• For the last twelve months, neither he/she nor any immediate family member(3) has been a partner or an employee of Credicorp’s(2) current external auditing firm and been directly involved in the audit of Credicorp(2).

• Neither he/she nor any immediate family member(3) is, or has been within the last twelve months, a senior executive of any company not affiliated to Credicorp(2) where any current senior executive(4) of Credicorp(2) is or has been, at the same time, a member of the Compensation Committee of such company.

• He/she is not a current employee, and none of his/her immediate family members(3) is a current senior executive, of any company not affiliated to Credicorp(2) that has made payments to, or received from, Credicorp(2) for property or services in an amount which, in any of the last twelve months, totals over US$ 1 million in one year, or which may represent 10% or more of the consolidated gross revenue of such company in one year.

• He/she cannot, directly or indirectly, accept any consulting, advisory or other compensatory fee from Credicorp(2) (other than (i) in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other board committee ii) approved by the Board of Directors and less than US$150,000 during the last twelve months or (iii) any fixed amounts of compensation under a retirement plan for prior service with Credicorp(2))

• He/she is not an affiliate(5) of Credicorp(2), an executive officer of an affiliate, an employee of an affiliate, a general partner of an affiliate or a managing member of an affiliate.

(1)         Material Relationship: A material relationship may occur if a person has a direct relationship with Credicorp or if a person is a partner or shareholder holding more than 4% of Credicorp’s capital stock, or officer of an organization that has a relationship with Credicorp.

(2)         Credicorp: Includes Credicorp and its subsidiaries.

(3)         Immediate Family Member: Up to the second degree of consanguinity or second degree of affinity.

(4)         Senior Executive: An executive officer of Credicorp (holding), or General Manager or Central Manager of BCP, or General Manager of any of its other subsidiaries.

(5)         Affiliate: A person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with Credicorp.

303A.03	Non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	Credicorp is not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	Credicorp has established a Nominations Committee and a Corporate Governance Committee. The minimum requirements and procedures to be followed by each committee are set forth in Credicorp’s corporate governance policy. Credicorp has defined the charter for the Corporate Governance Committee and the charter for the Nominations Committee is under elaboration.

Although these committees are not required by law to be composed entirely of independent directors (as defined by the NYSE), under Credicorp’s current Corporate Governance Policy:

•      the Nominations Committee must consist of at least three directors of Credicorp or its subsidiaries; and

•      the Corporate Governance Committee must be composed of at least three directors of Credicorp or its subsidiaries, and at least one of them must be independent (as determined by Credicorp).

There is no similar requirement under Bermuda law.

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. However, Credicorp has established a Compensation Committee that reviews and approves the compensation and benefits for Credicorp’s executive officers and other key executives of Credicorp and its subsidiaries. The Committee must consist of at least three directors of Credicorp or its subsidiaries and BCP’s CEO. Although the Compensation Committee does not currently have a separate charter, Credicorp’s Corporate Governance Policy establishes minimum requirements for the committee, and provide that the committee must consist of at least three directors of Credicorp or its subsidiaries and BCP’s CEO.

303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Credicorp has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. There is no similar requirement under Bermuda law.

303A.07	Listed companies must have an audit committee with at least three members, and all members of the committee must satisfy the “independence” requirements set forth in Section 303A.02 of the NYSE Listed Company Manual (described above). The audit committee must also have a written charter that addresses specific minimum requirements, and listed companies must have an internal audit function.	In accordance with NYSE rules, Credicorp has formed an Audit Committee responsible for advising the board regarding the selection of independent auditors and evaluating Credicorp’s internal controls. Credicorp’s Audit Committee has three members and the members comply with the NYSE’s standards of independence for domestic issuers. Credicorp’s board of directors has adopted an audit committee charter. There is no similar requirement under Bermuda law.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Bermuda law, Credicorp is not required to obtain shareholder consent prior to adopting share compensation plans.

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Under Bermuda law, Credicorp is not required to adopt corporate governance guidelines, but Credicorp has adopted a set of corporate governance guidelines.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Under Bermuda law, Credicorp is not required to adopt a code of business conduct. However, Credicorp has adopted and published a Code of Ethics for directors, officers and employees and has adopted a Code of Ethics for professionals with financial responsibility. Both codes are published in Credicorp’s website (www.credicorpnet.com)

303A.12	Each listed company must submit an executed written affirmation annually to the NYSE. Each listed company CEO must (i) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary and (ii) promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	As a NYSE listed company, Credicorp must submit an executed written affirmation annually to the NYSE, and its CEO must promptly notify the NYSE in writing after any executive officer of Credicorp becomes aware of any non-compliance with any applicable provisions of Section 303A. There is no similar requirement under Bermuda law.

(B)         Bermuda Law – Corporate Governance

We are a company incorporated under the laws of Bermuda and are subject to Bermuda laws related to corporate governance. Under Bermuda law, there are no statutory requirements with respect to the independence of our board of directors, meetings of non-management directors, the establishment and composition of certain committees or the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. Certain Bermuda common law and statutory provisions, however, relate to duties and obligations of a company and its directors that are similar to some of the duties and obligations arising from the provisions of Section 303A.

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

Fiduciary Duty

Under the common law, the fiduciary duty of directors has four aspects which may be briefly summarized as follows:

•	A duty to act honestly and in good faith. A director has a duty to act honestly and in good faith in what he considers are the best interests of the company and not for any collateral purpose. The courts allow the director wide discretion in determining this, interfering only if no reasonable director could have believed that a course of action was in the best interests of the company. However, a director acting honestly, but not in the best interests of the company, is in breach of such duty.

•	A duty to exercise powers for a proper purpose. Directors must act within the powers set out in the company’s memorandum of association and bye-laws and exercise their powers in the company’s interests and for the purposes for which those powers were conferred. Even if the directors are acting in good faith in the interests of the company as a whole, they must still use their powers for the purposes for which they were intended. For example, in general directors are not allowed to exercise their powers in such a way as to prevent a majority of the members from exercising their rights.

•	A duty to avoid conflicts of interest. A director must not put himself in a position where there is an actual or potential conflict between a personal interest and his duty to the company. However, a director may enter into a contract where a conflict of interest might arise if the bye-laws allow it or the company gives its approval in a general meeting. Our bye-laws do not prohibit a director from entering into a contract where a conflict of interest may arise, but they do prohibit a director from voting with respect to any contract or proposed contract or arrangement in which such director is interested or with which such director has a conflict of interest. In addition, section 97(4) of the Companies Act requires our directors and officers to disclose at the first opportunity any interest in a material contract, proposed material contract or person that is a party to a material contract or proposed material contract with us or any of our subsidiaries.

•	A duty not to appropriate, divert or personally profit from corporate opportunities. Unless the bye-laws specifically provide otherwise, a director’s fiduciary position precludes him from appropriating, diverting or taking a personal profit from any opportunities that result from the directorship. Our bye-laws do provide an exception to this rule. They provide that any director, any director’s firm or partner, or any company with which any director is associated may act for us in a professional capacity. Such director, firm, partner or company will be entitled to compensation for professional services as if the director were not a member of our board of directors. However, such director, firm, partner or company may not act as our auditor.

Duty of Skill and Care

Under the common law, the duty of skill and care has three aspects which may be briefly summarized as follows:

•	Degree of Skill. A director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of like knowledge and experience.

•	A director is not expected to exercise a level of skill he does not have. The level of skill required of a director is subjective, in that the director is not expected, merely by virtue of the office, to possess any particular skills. Performance must be judged by the way the director applies any skills which he actually has. However, directors ought to acquire and maintain a sufficient knowledge and understanding of the company’s business to enable them to properly discharge their duties as directors.

•	Attention to the Business. A director must diligently attend to the affairs of the company. In the performance of this duty, a director must at a minimum display the reasonable care an ordinary person would be expected to take in the same circumstances on his own behalf. Mere errors of judgment have been held not to breach the duty of skill and care. A director, as such, is not bound to give continuous attention to the affairs of the company, as his or her duties are of an intermittent nature.

•	Reliance on Others. A director is not liable for the acts of co-directors or other company officers solely by virtue of the position. A director is entitled to rely on his co-directors or company officers as well as subordinates who are expressly put in charge of attending to the detail of management, provided such reliance is honest and reasonable (although a director cannot absolve himself entirely of responsibility by delegation to others). As a general rule, before delegating responsibility to others, the directors in question should satisfy themselves that the delegates have the requisite skills to discharge the functions delegated to them. In addition, the directors must ensure that there is set up an adequate system of monitoring such delegates (e.g., managers). The directors must, on a regular basis, ensure that their delegates have fulfilled their obligations. The directors should require a regular flow of information from the delegates to ensure that they are carrying out their duties satisfactorily. In addition, section 97(5A) of the Companies Act provides that a director shall not have breached the fiduciary duty or duty of skill and care required by section 97(1) if he relies in good faith upon financial statements of the company represented to him by another director or officer of the company or a report of an attorney, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by him.

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

(C)         Peruvian Law – Corporate Governance

Although we are a holding company whose principal subsidiaries (Grupo Credito, BCP, and Grupo Pacífico) are incorporated under and subject to the laws of Peru, we are registered in Peru as a foreign issuer and are consequently only subject to Peruvian regulations applicable to foreign issuers. There are no corporate governance provisions under Peruvian law applicable to us that are similar to the provisions of Section 303A.

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2011 and 2010 together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2011 and 2010 together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2011 and 2010 together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated statements of financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of Credicorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Credicorp’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2012, expressed an unqualified opinion thereon.

Lima, Peru,

April 24, 2012

Countersigned by:

/s/ Cristian Emmerich
Cristian Emmerich
C.P.C.C. Register Nº19-289

Credicorp Ltd. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2011 and 2010

	Note	2011	2010
		US$(000)	US$(000)

Assets
Cash and due from banks:	4
Non-interest bearing		1,094,568	1,624,377
Interest bearing		4,408,294	6,920,038
		5,502,862	8,544,415

Investments:
Trading securities		75,611	115,568
Investments available-for-sale	5	5,915,601	3,768,248
		5,991,212	3,883,816

Loans, net:	6
Loans, net of unearned income		17,441,941	14,375,358
Allowance for loan losses		(519,708)	(415,703)
		16,922,233	13,959,655

Financial assets designated at fair value through profit or loss	7	90,103	179,055
Premiums and other policies receivable	8(a)	174,367	129,136
Accounts receivable from reinsurers and coinsurers	8(b)	151,080	160,249
Property, furniture and equipment, net	9	472,433	372,913
Due from customers on acceptances		61,695	70,331
Seized assets, net		10,842	11,336
Intangible assets and goodwill, net	10(a) and 10(b)	453,422	372,625
Other assets	11	902,544	707,626

Total assets		30,732,793	28,391,157

Liabilities and equity
Deposits and obligations:	12
Non-interest bearing		5,390,688	4,360,570
Interest bearing		13,313,159	13,457,548
		18,703,847	17,818,118

Due to banks and correspondents	13	2,060,020	2,240,320
Bankers’ acceptances outstanding		61,695	70,331
Accounts payable to reinsurers and coinsurers	8(b)	75,366	60,775
Technical reserves, insurance claims reserves and reserves for unearned premiums	14	1,378,298	1,196,323
Bonds and notes issued	15	3,965,522	2,981,918
Other liabilities	11	1,025,405	1,093,121
Total liabilities		27,270,153	25,460,906

Equity	16
Capital and reserves attributable to Credicorp’s equity holders:
Capital stock		471,912	471,912
Treasury stock		(74,877)	(74,712)
Capital surplus		111,145	119,637
Reserves		1,812,977	1,398,323
Other reserves		340,168	366,721
Retained earnings		734,474	591,868
		3,395,799	2,873,749

Non-controlling interest		66,841	56,502
Total equity		3,462,640	2,930,251
Total liabilities and equity		30,732,793	28,391,157

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2011, 2010 and 2009

	Note	2011	2010	2009
		US$(000)	US$(000)	US$(000)

Interest and dividend income	20	1,837,764	1,471,708	1,312,925
Interest expense	20	(531,600)	(414,121)	(420,564)
Net interest and dividend income		1,306,164	1,057,587	892,361
Provision for loan losses, net of recoveries	6(d)	(214,898)	(174,682)	(163,392)
Net interest and dividend income after provision for loan losses		1,091,266	882,905	728,969
Other income
Banking services commissions	21	607,843	524,895	436,819
Net gain on foreign exchange transactions		138,492	104,169	87,944
Net gain on sale of securities		61,927	80,326	120,932
Net gain on financial assets designated at fair value through profit or loss	7	-	64,477	42,792
Other	24	30,374	30,668	32,144
Total other income		838,636	804,535	720,631

Insurance premiums and claims
Net premiums earned	22	574,423	480,293	424,682
Net claims incurred for life, property, casualty and health insurance contracts	23	(377,759)	(315,572)	(286,458)
Total premiums earned less claims		196,664	164,721	138,224

Other expenses
Salaries and employees benefits		(595,705)	(568,004)	(467,116)
Administrative expenses		(405,357)	(341,123)	(312,256)
Depreciation and amortization	9(a) and 10(a)	(93,882)	(82,289)	(71,099)
Impairment loss on available-for-sale investments	5(c)	(1,025)	(3,250)	(9,825)
Net loss on financial assets designated at fair value through profit or loss	7	(24,640)	-	-
Other	24	(109,540)	(91,219)	(96,814)
Total other expenses		(1,230,149)	(1,085,885)	(957,110)

Income before translation result and income tax		896,417	766,276	630,714

Translation result		37,881	24,120	12,222
Income tax	17(b)	(210,508)	(187,081)	(138,500)
Net income		723,790	603,315	504,436

F-6

Consolidated statements of income (continued)

	Note	2011	2010	2009
		US$(000)	US$(000)	US$(000)

Attributable to:
Equity holders of Credicorp Ltd.		709,272	571,302	469,785
Non-controlling interest		14,518	32,013	34,651
		723,790	603,315	504,436
Earnings per share for net income attributable to equity holders of Credicorp Ltd. (in U.S. Dollars):
Basic	25	8.93	7.19	5.90
Diluted	25	8.90	7.17	5.90

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of comprehensive income

For the years ended December 31, 2011, 2010 and 2009

	Note	2011	2010	2009
		US$(000)	US$(000)	US$(000)

Net income		723,790	603,315	504,436
Other comprehensive income

Net (loss) gain on investments available–for-sale	16(d)	(53,168)	225,261	268,550
Net movement of cash flow hedges	16(d)	168	(7,319)	66,024
Income tax	16(d)	31,017	(66,010)	(5,841)

Other comprehensive income for the year, net of income tax		(21,983)	151,932	328,733

Total comprehensive income for the year, net of income tax		701,807	755,247	833,169

Attributable to:
Equity holders of Credicorp Ltd.		682,719	700,577	752,624
Non-controlling interest		19,088	54,670	80,545

		701,807	755,247	833,169

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2011, 2010 and 2009

	Attributable to Credicorp’s equity holders
	Number of shares issued, notes 16(a) and 25	Capital stock	Treasury stock	Capital surplus	Reserves	Available-for- sale investments reserve	Cash flow hedges reserve	Retained earnings	Total	Non-controlling interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2009	94,382	471,912	(73,107)	140,693	815,387	72,729	(118,122)	379,680	1,689,172	106,933	1,796,105
Changes in equity for 2009 -
Net income	-	-	-	-	-	-	-	469,785	469,785	34,651	504,436
Other comprehensive income	-	-	-	-	-	216,248	66,591	-	282,839	45,894	328,733
Total comprehensive income	-	-	-	-	-	216,248	66,591	469,785	752,624	80,545	833,169
Transfer of retained earnings to reserves, Note 16(c)	-	-	-	-	238,107	-	-	(238,107)	-	-	-
Cash dividends, Note 16(e)	-	-	-	-	-	-	-	(119,303)	(119,303)	-	(119,303)
Purchase of treasury stock	-	-	(1,135)	(10,352)	-	-	-	-	(11,487)	-	(11,487)
Share-based payments transactions, Note 18(b)	-	-	-	-	5,850	-	-	-	5,850	-	5,850
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(982)	(982)
Balances as of December 31, 2009	94,382	471,912	(74,242)	130,341	1,059,344	288,977	(51,531)	492,055	2,316,856	186,496	2,503,352
Changes in equity for 2010 -
Net income	-	-	-	-	-	-	-	571,302	571,302	32,013	603,315
Other comprehensive income	-	-	-	-	-	134,770	(5,495)	-	129,275	22,657	151,932
Total comprehensive income	-	-	-	-	-	134,770	(5,495)	571,302	700,577	54,670	755,247
Purchase of non-controlling interest, Note 2(b) and 3(b)	-	-	-	-	-	-	-	(4,289)	(4,289)	(180,682)	(184,971)
Transfer of retained earnings to reserves, Note 16(c)	-	-	-	-	331,605	-	-	(331,605)	-	-	-
Cash dividends, Note 16(e)	-	-	-	-	-	-	-	(135,595)	(135,595)	-	(135,595)
Purchase of treasury stock, Note 18(b)	-	-	(848)	(14,154)	-	-	-	-	(15,002)	-	(15,002)
Share-based payments transactions, Note 18(b)	-	-	378	3,450	7,374	-	-	-	11,202	-	11,202
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(3,982)	(3,982)
Balances as of December 31, 2010	94,382	471,912	(74,712)	119,637	1,398,323	423,747	(57,026)	591,868	2,873,749	56,502	2,930,251
Changes in equity for 2011 -
Net income	-	-	-	-	-	-	-	709,272	709,272	14,518	723,790
Other comprehensive income	-	-	-	-	-	(28,405)	1,852	-	(26,553)	4,570	(21,983)
Total comprehensive income	-	-	-	-	-	(28,405)	1,852	709,272	682,719	19,088	701,807
Purchase of non-controlling interest	-	-	-	-	-	-	-	(1,228)	(1,228)	(1,171)	(2,399)
Transfer of retained earnings to reserves, Note 16(c)	-	-	-	-	407,822	-	-	(407,822)	-	-	-
Cash dividends, Note 16(e)	-	-	-	-	-	-	-	(155,535)	(155,535)	-	(155,535)
Purchase of treasury stock, Note 18(b)	-	-	(827)	(16,661)	-	-	-	-	(17,488)	-	(17,488)
Share-based payments transactions, Note 18(b)	-	-	662	8,169	6,832	-	-	-	15,663	-	15,663
Dividends of subsidiaries and other	-	-	-	-	-	-	-	(2,081)	(2,081)	(7,578)	(9,659)
Balances as of December 31, 2011	94,382	471,912	(74,877)	111,145	1,812,977	395,342	(55,174)	734,474	3,395,799	66,841	3,462,640

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 2011, 2010 and 2009

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Net income	723,790	603,315	504,436
Add (deduct)
Provision for loan losses	214,898	174,682	163,392
Depreciation and amortization	93,882	82,289	71,099
Provision for seized assets	-	-	64
Provision for sundry risks	10,661	8,440	14,425
Deferred income tax	(9,057)	(16,333)	(8,552)
Net gain on sales of securities	(61,927)	(80,326)	(120,932)
Impairment loss on available-for-sale investments	1,025	3,250	9,825
Net (gain) loss on financial assets designated at fair value through profit and loss	24,640	(64,477)	(42,792)
Gain (loss) on sales of property, furniture and equipment	112	357	(388)
Translation result	(37,881)	(24,120)	(12,222)
Loss for shared-based compensation plan	7,014	73,527	56,338
Purchase (sale) of trading securities, net	39,957	(43,048)	(34,690)
Net changes in assets and liabilities
Increase in loans	(3,443,013)	(2,943,128)	(944,021)
(Increase) decrease in other assets	(187,916)	(3,190)	(6,289)
Increase in deposits and obligations	1,001,408	4,074,938	133,199
(Decrease) increase in due to banks and correspondents	(174,949)	1,082,383	(151,781)
Increase (decrease) in other liabilities	91,822	263,147	(126,552)
Net cash provided by (used in) operating activities	(1,705,534)	3,191,706	(495,441)

Cash flows from investing activities
Acquisition of subsidiary	(82,656)	-	(92,329)
Net (purchase) sale of investments available-for-sale	(2,468,326)	1,393,345	284,371
Purchase of property, furniture and equipment	(100,819)	(80,184)	(45,051)
Sales of property, furniture and equipment	526	265	2,745
Purchase of non-controlling interest	(2,399)	(184,971)	-
Net cash provided by investing activities	(2,653,674)	1,128,455	149,736

Consolidated statements of cash flows (continued)

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Cash flows from financing activities
Issuance of bonds and notes	1,841,332	1,449,323	570,900
Redemption and payments of bonds and notes	(398,406)	(858,890)	(114,891)
Acquisition of Credicorp’s shares	(17,488)	(15,002)	(11,487)
Cash dividends	(155,535)	(135,595)	(119,303)
Net cash provided by financing activities	1,269,903	439,836	325,219

Net (decrease) increase in cash and cash equivalents	(3,089,305)	4,759,997	(20,486)

Translation gain (loss) on cash and cash equivalents	47,752	(52,240)	90,973

Cash and cash equivalents at the beginning of the year	8,544,415	3,836,658	3,766,171

Cash and cash equivalents at the end of the year	5,502,862	8,544,415	3,836,658

Supplementary cash flows information:
Cash paid during the year for -
Interest	504,278	401,156	444,398
Income tax	254,564	172,481	142,516
Cash received during the year for -
Interest	1,816,992	1,462,520	1,315,704

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2011 and 2010

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

The consolidated financial statements as of and for the year ended December 31, 2010 were approved in the General Shareholders’ meeting held on March 31, 2011. The accompanying consolidated financial statements as of and for the year ended December 31, 2011, were approved by the Board of Directors Meeting of February 22, 2012 and by the General Shareholders’ Meeting of March, 30 2012 without modifications.

2.	Acquisitions

(a)	During 2011, Credicorp, through its Peruvian subsidiary Pacífico S.A. Entidad Prestadora de Salud (EPS), acquired the following Peruvian entities specialized in providing health services, health and wellness programs, primary and specialized ambulatory services, and comprehensive acute care services (hereinafter referred as “private hospitals”), for a total amount of approximately US$82.7 million:

Entity	Acquisition date	Activity	Percentage of participation	Amount
			%	US$(000)

Doctor + S.A.C.	July, 2011	Health services	100.00	1,790
La Esperanza del Perú S.A.	August, 2011	Private hospital	70.00	17,606
Análisis Clínicos ML S.R.L.	August, 2011	Laboratory	100.00	5,000
Galeno I.E.M. S.A.C.	August, 2011	Private hospital	100.00	4,000
Oncocare S.R.L.	November, 2011	Private hospital	80.00	4,040
Sistemas de Administración Hospitalaria S.A.C.	December, 2011	Private hospital	97.32	37,000
Servicios de Salud San Isidro	December, 2011	Private hospital	100.00	13,220
Total				82,656

Notes to the consolidated financial statements (continued)

The acquisitions of these entities were recorded using the acquisition method, as required by IFRS 3, “Business Combinations”, applicable at the date of the transaction. Assets and liabilities were recorded at their estimated fair values at the acquisition dates, including the identified intangible assets unrecorded in the statements of financial position of each entity. The non-controlling interest in the acquiree was measured at fair value. Acquisition cost incurred were expensed and included in the caption “Administrative expenses” of the consolidated statements of income. Book value and the total fair value of the identified assets and liabilities were as follows:

	Book value	Fair value adjustments	Fair value recognized on acquisition
	US$(000)	US$(000)	US$(000)

Assets
Accounts receivables, net	8,761	-	8,761
Property, furniture and equipment, net, Note 9(a)	25,356	21,514	46,870
Intangible
Licenses, Note 10(a)	-	12,271	12,271
Brand name, Note 10(a)	-	10,587	10,587
Client relationships, Note 10(a)	-	3,116	3,116
Other assets	3,212	-	3,212

Liabilities
Loans	7,177	-	7,177
Accounts payable	24,447	(290)	24,157
Deferred income tax liability	1,334	14,333	15,667

Total identifiable net assets at fair value	4,371	33,445	37,816

Non controlling interest measured at fair value	-	(700)	(700)

Goodwill arising on acquisition, Note 10(b)	-	45,540	45,540

Purchase consideration	4,371	78,285	82,656

Fair values of licenses, brand name and client relationship were estimated using the MEEM method (“Multi-period Excess Earnings Method”) based on discounted cash flows calculations of future benefits related to these intangible.

Notes to the consolidated financial statements (continued)

Considering the dates of acquisition, the initial accounting for the business combination is incomplete by the end of the reporting period. Therefore; certain amounts reported are provisional amounts. Credicorp during the measurement period, if necessary, will retrospectively adjust the provisional amounts recognized, including net assets or liabilities, at the acquisition dates to reflect new information obtained about facts and circumstances that existed as of the acquisition dates.

The measurement period ends as soon as Credicorp receives the information seeked about facts and circumstances as of the acquisition dates or learns that more information is not obtainable. However, the measurement period will not exceed one year from the acquisition dates.

(b)	Non-controlling interest of Subsidiaries -

During October 2010, Credicorp reached an agreement with American Life Insurance Company (hereinafter “ALICO”) to acquire its 20.10 percent and 38.00 percent stakes in El Pacifico Peruano – Suiza Compañía de Seguros y Reaseguros (PPS) and Pacifico Vida Compañía de Seguros y Reaseguros S.A. (PPV), respectively. Credicorp acquired PPV's shares and its subsidiary, Grupo Crédito S.A., acquired PPS’s shares. An additional 1.18 percent of non-controlling interest was acquired by Grupo Crédito S.A. from minority shareholders.

The acquisition was recorded following IFRS 3 “Business Combinations” and IAS 27 (amendments) “Consolidated and Separate Financial Statements”, see Note 3(b). The total cash consideration paid was approximately US$174.0 million. The difference of US$3.3 million between the consideration paid and the carrying value of the interest acquired was recognized in “Retained earnings” within consolidated equity.

(c)	Empresa Financiera Edyficar S.A. -

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

Notes to the consolidated financial statements (continued)

The acquisition of Edyficar was recorded using the purchase method, as required by IFRS 3, “Business Combinations”, applicable at the date of the transaction. Book value and fair value of the identified assets and liabilities were as follows:

	Book value	Fair value adjustments	Fair value of the acquired entity
	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	3,810	-	3,810
Loans, net	218,218	(10,295)	207,923
Client relationships	-	6,574	6,574
Fixed assets, net	8,255	-	8,255
Brand name	-	13,159	13,159
Goodwill, Note 10(b)	-	50,696	50,696
Other assets	11,802	3,263	15,065

Liabilities
Obligations	38,590	-	38,590
Due to banks	138,257	-	138,257
Deferred income tax liability	-	6,611	6,611
Other liabilities	25,054	831	25,885

Net acquired assets	40,184	55,955	96,139

3.	Significant accounting policies

Significant accounting principles used in the preparation of Credicorp’s consolidated financial statements are set out below and were consistently applied to all of the years presented.

(a)	Basis of presentation and use of estimates -

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements were prepared on a historical cost basis, except for trading securities, available-for-sale investments, derivative financial instruments, share-based payment and financial assets designated at fair value through profit or loss, which were measured at fair value. The consolidated financial statements are presented in United States Dollars (US$), and all values are rounded to the nearest US$ thousands, except when otherwise indicated.

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

The accounting policies adopted are consistent with those of the previous year, except that the Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1, 2011. The adoption of the following new and revised accounting standards did not have any significant impact on the consolidated financial position or performance of the Group:

-	IAS 24 “Related Party Disclosures” (amendment), effective for periods beginning on or after January 1, 2011. The amendment simplifies the identification of related party relationships, particularly in relation to significant influence and joint control.

-	IAS 32 “Financial Instruments: Presentation” – Classification of Rights Issues (amendment), effective for annual periods beginning on or after February 1, 2010. The IAS amends the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency.

-	IFRIC 14 “Prepayments of a Minimum Funding Requirement” (amendment), effective for periods beginning on or after January 1, 2011. The IFRIC permits an entity to treat the prepayment of a minimum funding requirement as an asset.

-	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”, effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case this cannot be reliably measured, they are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss.

-	Improvements to IFRSs (issued in May 2010). The IASB issued Improvements to IFRSs, an omnibus of amendments and improvements to its IFRS standards.

Notes to the consolidated financial statements (continued)

(b)	Consolidation -

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

Business combinations made after January 1, 2010 are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree at fair value. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Business combinations prior to January 1, 2010, in comparison to the above-mentioned requirements, were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, Note 3(z).

Notes to the consolidated financial statements (continued)

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

Acquisitions of non-controlling interest starting January1, 2010, are recorded directly in equity; the difference between the amounts paid and the share of the net assets acquired is a debit or credit to equity. Therefore, no additional goodwill is recorded upon purchase of non-controlling interest nor a gain or loss is recognized upon disposal of a non-controlling interest.

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

Notes to the consolidated financial statements (continued)

As of December 31, 2011 and 2010, the following entities comprise the Group (individual financial statements data is presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury stock and its related dividends):

Entity	Percentage of participation (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	%	%	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú and Subsidiaries (i)	97.65	97.60	26,976,489	25,376,947	24,633,735	23,383,760	2,342,754	1,993,187	577,711	476,316
Atlantic Security Holding Corporation and Subsidiaries (ii)	100.00	100.00	1,586,083	1,400,479	1,363,444	1,162,691	222,639	237,788	42,454	48,801
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (iii)	97.68	97.26	2,148,960	1,781,952	1,654,490	1,366,883	494,470	415,069	67,257	67,422
Prima AFP S.A. (iv)	99.99	99.99	270,239	276,140	92,311	92,437	177,928	183,703	32,393	25,506
Grupo Crédito S.A. (v)	99.99	99.99	101,029	37,590	76,121	21,404	24,908	16,186	6,988	(2,424)
CCR Inc. (vi)	99.99	99.99	760,772	962,028	820,580	1,028,393	(59,808)	(66,365)	(1,243)	(2,765)
Credicorp Securities Inc. (vii)	99.99	99.99	2,825	4,048	179	597	2,646	3,451	1,088	1,998
BCP Emisiones Latam 1 S.A. (viii)	100.00	100.00	118,451	126,855	117,861	126,191	590	664	74	109
Tarjeta Naranja Perú S.A.C. (ix)	76.00	-	8,277	-	803	-	7,474	-	(2,169)	-

(i)	Banco de Crédito del Perú (BCP) is a universal bank incorporated in Peru in 1889. Its activities are supervised by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP authority, hereafter “the SBS” for its Spanish acronym). During 2010, Credicorp transferred BCP shares representing approximately 84.9 percent of BCP capital stock to its fully owned subsidiary Grupo Crédito S.A. This transfer had no effect in the accompanying consolidated financial statements; no gains or losses arose from the transfer. During 2011, the Group, through Grupo Crédito S.A., acquired 0.0429 percent of BCP shares owned by non-controlling interest (during 2010, Credicorp acquired 0.19 percent of BCP shares owned by non-controlling interest). BCP and Subsidiaries hold as of December 31, 2011 and 2010, 95.92 percent of the capital stock of Banco de Crédito de Bolivia (BCB), a universal bank operating in Bolivia (Credicorp holds directly an additional 4.08 percent). As of December 31, 2011, BCB’s assets, liabilities, equity and net income amounted to US$1,195.5, US$1,083.9, US$111.6 and US$22.3 million, respectively (US$1,122.0, US$1,026.4, US$95.6 and US$15.8 million, respectively, as of December 31, 2010).

(ii)	Atlantic Security Holding Corporation (ASHC) is incorporated in the Cayman Islands; its main activity is to invest in capital stock. Its most significant subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activity is private and institutional banking services and trustee administration.

(iii)	PPS is incorporated in Peru, it provides property, casualty, life, health and personal insurance. Its main subsidiaries are PPV and EPS. PPS and its subsidiaries activities are supervised by the SBS. During 2011, Credicorp transferred PPV shares representing approximately 24 percent of PPV capital stock to its subsidiary PPS. This transfer had no effect in the accompanying consolidated financial statements; no gains or losses arose from the transfer. During 2011, the Group, through Grupo Crédito S.A., acquired 0.079 percent of PPS shares owned by non-controlling interest. As explained in more detail in Note 2(a), during 2011, EPS acquired various Peruvian entities specialized in providing health care services.

(iv)	Prima AFP S.A. is a private pension fund administrator incorporated in Peru, its activities are supervised by the SBS.

(v)	Grupo Crédito S.A. is incorporated in Peru, its main activity is to invest in listed and not listed securities in Peru; it also holds part of the Group’s shares in BCP, Prima AFP S.A., PPS and BCP Emisiones Latam 1 S.A. Grupo Crédito S.A. balances are presented net of its investments in said entities.

(vi)	CCR Inc., is a special purposes entity incorporated in The Bahamas in 2001, its main activity is to manage certain loans granted to BCP by foreign financial entities, see Note 15(a)(vi). These loans are collateralized by transactions performed by BCP. As of December 31, 2011 and 2010, the negative equity is generated by unrealized losses from cash flow hedges derivatives.

(vii)	Credicorp Securities Inc., is incorporated in the United States of America and began operations on January, 2003; it provides securities brokerage services, mainly to retail customers in Latin America.

(viii)	BCP Emisiones Latam 1 S.A., is a special purposes entity incorporated in Chile in 2009, through which the Group issued corporate bonds, see Note 15(a)(ii).

(ix)	Tarjeta Naranja Perú S.A.C., was incorporated in Peru, in 2011. Its main activity is to promote the use of a credit card named “Tarjeta Naranja”.

Notes to the consolidated financial statements (continued)

(c)	Foreign currency translation -

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

All resulting translation differences are recognized in the consolidated statements of income.

(d)	Income and expense recognition from banking activities -

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and dividend income” and “Interest expense” in the consolidated statements of income using the effective interest rate method, which is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income is suspended when collection of loans become doubtful, when loans are overdue more than 90 days or when the borrower or securities issuer defaults, if earlier than 90 days; such income is excluded from interest income until collected. Uncollected income on such loans is provisioned. When Management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

Interest income includes coupons earned on fixed income investment and trading securities and the accrued discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Notes to the consolidated financial statements (continued)

Fees and commission income are recognized on an accrual basis. Contingent credit fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any direct incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

All other revenues and expenses are recognized on an accrual basis.

(e)	Insurance activities -

Accounting policies for insurance activities

For the adoption of IFRS 4 “Insurance contracts”, Management concluded that USGAAP used as of December 31, 2004 was the relevant framework to be used, as permitted by IFRS 4.

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

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measureable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statements of income.

Notes to the consolidated financial statements (continued)

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

Insurance receivables

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2011 and 2010 the carrying value of the insurance receivables is similar to its fair value due to its short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statements of income. Insurance receivables are derecognized when the derecognition criteria for financial assets, as described in Note 3(g), has been met.

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

Deferred acquisition costs (DAC)

Those direct costs that vary with and are related to traditional life and unit linked insurance contracts are deferred; all other acquisition costs are recognized as an expense when incurred. The acquisition costs comprise primarily agent commissions related to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the averaged expiration period of the related insurance contracts. Amortization is recorded in the consolidated statements of income.

Notes to the consolidated financial statements (continued)

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises. When the recoverable amounts is less than the carrying value an impairment loss is recognized in the consolidated statements of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions

Commissions receivable on outwards reinsurance contracts are deferred and amortized on a straight line basis over the term of the expected coverage of the insurance contracts.

Insurance contract liabilities

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

Furthermore, the liability for life insurance contracts comprises the provision for unearned premiums and unexpired risks, as well as for claims outstanding, which includes an estimate of the incurred but non-reported claims to the Group (hereinafter “IBNR”). IBNR reserves as of December 31, 2011 and 2010, were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; the projection is based on the ratios of cumulative past claims. Adjustments to the liabilities at each reporting date are recorded in the consolidated statements of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an assessment is made of whether the recognized life insurance liabilities are adequate, net of related DAC, by using an existing liability adequacy test as laid out under IFRS 4. As of December 31, 2011 and 2010, Management determined that the liabilities were adequate and; therefore, it has not recorded any additional life insurance liability.

Notes to the consolidated financial statements (continued)

(ii)	Non-life insurance contract liabilities (which comprises general insurance and healthcare)

Non-life insurance contract liabilities are recognized when contracts are entered into.

These liabilities are known as the outstanding claims provision, which are based on the estimated ultimate cost of all claims incurred but not settled at the date of the consolidated statements of financial position, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore the ultimate cost of these cannot be known with certainty at the date of the consolidated statements of financial position. IBNR are estimated and included in the provision (liabilities). IBNR reserves as of December 31, 2011 and 2010, were determined on the basis of the Bornhuetter - Ferguson methodology – BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

The provision for unearned premiums represents premiums received for risks that have not yet expired. Generally the reserve is released over the term of the contract and is recognized as premium income.

At each reporting date the Group reviews its unexpired risk and an existing liability adequacy test as laid out under IFRS 4 to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated income statement by setting up a provision for liability adequacy. As of December 31, 2011 and 2010, Management determined that the liabilities were adequate; therefore, it has not recorded any additional non life insurance liabilities.

Income recognition

(i)	Gross premiums

Life insurance contracts

Gross recurring premiums on life contracts are recognized as revenue when due from policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

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

Notes to the consolidated financial statements (continued)

(ii)	Fees and commission income

Unit linked insurance contract policyholders are charged for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statements of income when due.

Benefits, claims and expenses recognition

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

Notes to the consolidated financial statements (continued)

(i)	Financial assets at fair value through profit or loss

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

Changes in fair value of designated financial assets through profit or loss upon initial recognition are recorded in the consolidated income statement caption “Net gain on financial assets designated at fair value through profit and loss”. Interest earned is accrued in the consolidated income statement in the caption “Interest and dividend income”, according to the terms of the contract. Dividend income is recorded when the collection right has been established.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated income statement in the caption “Interest and dividend income”. Losses from impairment are recognized in the consolidated statements of income in the caption “Provision for loan losses”.

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

Notes to the consolidated financial statements (continued)

An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based in an internal risk classification and considering any guarantees and collaterals received, Note 3(i) and 29.1.

(iii)	Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at a fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial recognition, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated income statement in the caption “Net gain on sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated statements of income in the caption “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

Interest and dividends earned are recognized in the consolidated income statement in the caption “Interest and dividend income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, the Group may elect to reclassify these financial assets. Reclassification to loans and receivables is permitted when the financial assets meet the definition of loans and receivables and the Group has the intent and ability to hold these assets for the foreseeable future or until maturity.

Reclassification to the held-to-maturity category is permitted only when the Group has the ability and intention to hold the financial asset accordingly.

As of December, 31, 2011 and 2010, the Group did not reclassify any of its available-for- sale financial investments.

Notes to the consolidated financial statements (continued)

(iv)	Other financial liabilities

After initial measurement other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

(g)	Derecognition of financial assets and financial liabilities -

Financial assets

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

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in the consolidated income statement

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

The Group assesses at each date of the consolidated statements of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Criteria used for each category of financial assets are as follows:

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

Notes to the consolidated financial statements (continued)

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement. Interest income, if applicable, is accrued on the reduced carrying amount based on the original effective interest rate of the asset. A loan, together with the associated allowance, is written off when classified as loss, is fully provisioned and there is real and verifiable evidence that the loan is irrecoverable and collection efforts concluded without success, impossibility of foreclosures or all collateral has been realized or has been transferred to the Group. If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.

If in the future a write-off loan is later recovered, the recovery is recognized in the consolidated statements of income, as a credit to the caption “Provision for loan losses”.

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

Notes to the consolidated financial statements (continued)

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

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost (loans and receivables). However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statements of income. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of “Interest and dividend income” of the consolidated income statement. If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated statements of income.

Notes to the consolidated financial statements (continued)

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

The determination of whether an arrangement is, or contains, a lease is based in the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets on the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement.

Operating leases -

Leases in which a significant portion of the risks and benefits of the asset are hold by the lessor are classified as operating leases. Under this concept the Group has mainly leases used as banking branches.

When an operating lease is terminated before the lease period has expired, any penalty payment to the lessor is recognized as an expense in the period in which termination takes place.

Finance leases -

Finance leases are recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease agreement using the effective interest rate method, which reflects a constant periodic rate of return.

(k)	Property, furniture and equipment -

Property, furniture and equipment are stated at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated income statement; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Notes to the consolidated financial statements (continued)

Land is not depreciated. Depreciation is calculated using the straight-line method over their estimated useful life, as follows:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement.

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

Intangible assets identified as a consequence of the acquisition of subsidiaries and other intangible assets, are recognized on the consolidated statements of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life; as follows:

Years

Client relationships – Prima AFP	20
Client relationships – Edyficar	10
Client relationships – Private hospitals	2, 3 y 14
Brand name – Edyficar	20
Brand name – Private hospitals	30
Licenses – Private hospitals	35
Rights of use	5
Other	5

Notes to the consolidated financial statements (continued)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income when the asset is derecognized.

(n)	Goodwill -

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating unit’s (CGU) that are expected to benefit from the combination.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(o)	Impairment of non-financial assets -

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Notes to the consolidated financial statements (continued)

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income.

(p)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(q)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) as “Other liabilities” in the consolidated statements of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated income statement, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statements of income. The fee received is recognized in the consolidated statement of income in the caption “Banking services commissions” on a straight line basis over the life of the granted financial guarantee.

(r)	Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The contribution payable to a defined contribution pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employees benefits” of the consolidated income statement. Unpaid contributions are recorded as a liability.

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

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

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

Notes to the consolidated financial statements (continued)

(w)	Share-based payment transactions -

(i)	Cash-settled transactions

As explained in Note 18(a), until 2008 the Group granted a supplementary remuneration plan to certain employees who had at least one year serving Credicorp or any of its Subsidiaries in the form of stock appreciation rights (SARs) over a certain number of Credicorp shares. SARs were granted at a fixed price and are exercisable at that price, allowing the employee to obtain a gain in cash (“cash-settled transaction”) arising from the difference between the fixed exercise price and the market price at the date the SARs are executed.

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement caption “Salaries and employee benefits”. When the price or terms of the SARs are modified, any additional expense is recorded in the consolidated statements of income.

(ii)	Equity-settled transactions

As explain in Note 18(b), since 2009, a new supplementary remuneration plan was implemented to replace the SARs plan (see (i) above).

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

The expense is recorded in the consolidated income statements caption “Salaries and employees benefits”. When the terms of an equity-settled award are modified, the minimum expense recognized in the consolidated income statement “Salaries and employees benefits” caption is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share, see Note 3(v).

(x)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to satisfy client’s needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Notes to the consolidated financial statements (continued)

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

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the consolidated income statement.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of income when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

Notes to the consolidated financial statements (continued)

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedges reserve are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in the cash flow hedges reserve until the forecast transaction or firm commitment affects profit or loss.

(ii)	Fair value hedges

The change in the fair value of an interest rate hedging derivative is recognized in the consolidated statements of income in interest expense. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is also recognized in the consolidated income statement.

For fair value hedges relating to consolidated items carried at amortized cost, the adjustment to carrying value is amortized through the consolidated statements of income over the remaining maturity term. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated income statement.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated income statement.

(iii)	Embedded derivates

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not held for trading or designated at fair value through profit or loss.

The Group has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, see Note 3(f)(i), and Note 7.

Notes to the consolidated financial statements (continued)

(y)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to segments, Note 26.

(z)	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 29.8.

Commissions generated for these activities are included in the caption “Other income” of the consolidated statements of income.

(aa)	Repurchase agreements -

Securities sold subject to repurchase agreements (‘Repos’) are presented as pledged assets when the counterparty has the right to sell or repledge the collateral; the counterparty liability is included in the caption “Other liabilities” in the consolidated statements of financial position.

The difference between sale and repurchase price is considered as interest and is accrued over the life of the related agreement using the effective interest rate method.

(ab)	Cash and cash equivalents -

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with original maturities of three months or less.

(ac)	Reclassifications -

When it is necessary, comparative figures have been reclassified to conform to the current year presentation. Certain transactions were reclassified in the current year presentation; in Management’s opinion those reclassifications are not significant to the consolidated financial statement as of December 31, 2011 and 2010.

Notes to the consolidated financial statements (continued)

(ad)	Recently issued International Financial Reporting Standards but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but not effective as of December 31, 2011:

-	IAS 1 “Presentation of Items of Other Comprehensive Income — Amendments to IAS 1”. Effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 change the grouping of items presented in Other Comprehensive Income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified.

-	IAS 12 “Income Taxes (amendment) – Recovery of Underlying Assets”. Effective for annual periods beginning on or after January 1, 2012. The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset.

-	IAS 19 “Employee Benefits (amendment)”. Effective for annual periods beginning on or after January 1, 2013. The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording.

-	IAS 27 “Separate Financial Statements (as revised in 2011)”. Effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The Group does not present separate financial statements.

-	IAS 28 “Investments in Associates and Joint Ventures (as revised in 2011)”. Effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.

-	IFRS 7 “Financial Instruments: Disclosures”. Effective for periods beginning on or after July 1, 2011. The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets.

-	IFRS 9 “Financial Instruments: Classification and Measurement”. IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2012.

Notes to the consolidated financial statements (continued)

-	IFRS 10 “Consolidated Financial Statements”. Effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 “Consolidation — Special Purpose Entities”. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

-	IFRS 11 “Joint Arrangements”. Effective for annual periods beginning on or after January 1, 2013. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

-	IFRS 12 “Disclosure of Interests in Other Entities”. Effective for annual periods beginning on or after January 1, 2013. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required.

-	IFRS 13 “Fair Value Measurement”. Effective for annual periods beginning on or after January 1, 2013. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

Notes to the consolidated financial statements (continued)

-	Conceptual Framework for Financial Reporting – Objectives and Qualitative Characteristics. The IASB is currently in the process of updating its Conceptual Framework. The conceptual framework project is being conducted in phases and the current version was revised in 2010 (effective from September 28, 2010). The Conceptual Framework is not an IFRS statement. However, it is used when developing an accounting policy in the absence of a standard, and is applicable to all prepares of IFRS general purpose financial statements.

The Group is in process of assessing the impact, if any, that the application of these standards may have on its consolidated financial statements.

4.	Cash and due from banks

This item is made up as follows:

	2011	2010
	US$(000)	US$(000)

Cash and clearing	926,008	771,297
Deposits in Peruvian Central Bank – BCRP	3,784,514	6,307,977
Deposits in banks	790,187	1,458,121
	5,500,709	8,537,395

Accrued interest	2,153	7,020

Total	5,502,862	8,544,415

As of December 31, 2011 and 2010, cash and due from banks includes approximately US$4,617.9 and US$3,282.7 million, respectively, mainly from BCP, which represent the legal reserve that Peruvian banks must maintain for its obligations with the public, and are within the limits established by prevailing Peruvian legislation at those dates.

The legal reserve funds maintained with BCRP are not interest-bearing, except for the part of the mandatory reserve in U.S. Dollars and in Nuevos Soles that exceeds the minimum legal reserve. As of December 31, 2011, the excess in U.S. Dollars amounts approximately to US$2,257.3 million and bear interest at an annual average interest rate of 0.18 percent (US$1,953.9 million and annual average interest rate of 0.16, respectively, as of December 31, 2010), while the excess in Nuevos Soles amounts approximately to S/.1,007.2 million, equivalent to US$373.6 million, and bear interest in Nuevos Soles at an annual average interest rate of 2.45 percent (S/.660.6 million equivalent to US$235.2 million and annual average interest rate of 1.2 percent, respectively, as of December 31, 2010).

Notes to the consolidated financial statements (continued)

Deposits in local and foreign banks correspond principally to balances in Nuevos Soles and U.S. Dollars. All deposits are unrestricted and earn interest at market rates. As of December 31, 2011 and 2010, Credicorp does not have significant deposits in any specific financial institution.

As of December 31, 2010, BCP had BCRP fixed term deposits (DPBCRP, for its Spanish acronym), denominated in Nuevos Soles for an amount equivalent to US$3,649.8 million, which earned interest at an average rate of 3.06 percent and were included in the consolidated statements of financial position caption “Cash and due from banks”. During 2011, these instruments were settled and replaced mainly by BCRP certificates of deposit (CDBCRP, for its Spanish acronym), which are included in the consolidated statements of financial position caption “Investments available for sale”, see Note 5(e).

Notes to the consolidated financial statements (continued)

5.	Investments available-for-sale

(a)	This item is made up as follows:

	2011				2010
		Unrealized gross amount				Unrealized gross amount
	Amortized cost	Gains	Losses (b)	Estimated fair value	Amortized cost	Gains	Losses (b)	Estimated fair value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

BCRP certificates of deposit (e)	2,061,020	65	(1,305)	2,059,780	363,829	21	-	363,850
Corporate, leasing and subordinated bonds (f)	1,670,805	74,962	(16,439)	1,729,328	1,535,638	61,871	(13,921)	1,583,588
Government’s treasury bonds (g)	768,304	79,480	(923)	846,861	573,611	69,736	(1,122)	642,225
Assets back securities (h)	245,556	12,466	(733)	257,289	85,431	3,565	(523)	88,473
Central Bank of Bolivia certificates of deposit (i)	110,727	226	(8)	110,945	86,528	6	(7)	86,527
Restricted mutual funds (j)	61,642	26,677	-	88,319	56,869	39,060	-	95,929
Participations in mutual funds	62,333	6,466	(91)	68,708	68,030	9,385	(276)	77,139
Bonds of international financial entities	69,923	4,223	(78)	74,068	59,910	3,328	(86)	63,152
Participation in RAL’s funds (k)	49,263	-	-	49,263	80,195	-	-	80,195
Negotiable certificates of deposit	39,966	1,158	(5)	41,119	34,126	1,023	-	35,149
Hedge funds	27,133	1,462	(738)	27,857	7,681	2,247	-	9,928
Collateralized mortgage obligations (CMO) (l)	23,265	1,163	(77)	24,351	47,871	287	(4)	48,154
US Government – Agencies and Sponsored Enterprises	17,161	1,469	(2)	18,628	14,409	717	(1)	15,125
	5,207,098	209,817	(20,399)	5,396,516	3,014,128	191,246	(15,940)	3,189,434

Listed securities (m)	116,193	361,525	(2,281)	475,437	108,340	421,453	(452)	529,341
Not-listed securities	4,065	126	(212)	3,979	10,676	783	(285)	11,174
	120,258	361,651	(2,493)	479,416	119,016	422,236	(737)	540,515

	5,327,356	571,468	(22,892)	5,875,932	3,133,144	613,482	(16,677)	3,729,949

Accrued interest				39,669				38,299

Total				5,915,601				3,768,248

(b)	Credicorp’s Management has determined that the unrealized losses as of December 31, 2011 and 2010 are of temporary nature. Management intents and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

(c)	For the year ended December 31, 2011, as a result of the impairment assessment of its investments available-for-sale, the Group recorded an impairment amounting to US$1.0 million (US$3.3 million as of December 31, 2010), which is presented in the caption “Impairment loss on available-for-sale investments” of the consolidated statements of income.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest is presented in Note 16(c).

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2011 and 2010, the maturities and the annual effective interest rates of the investments available for sale are as follows:

Investments available-for-sale	Maturity		Annual effective interest rates
	2011	2010	2011						2010
			S/.		US$		Other currencies		S/.		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

BCRP certificates of deposit	Jan-2012 / Dec-2012	Jan-2011 / Jun-2011	4.10	4.26	-	-	-	-	3.01	3.45	3.03	3.09	-	-
Government’s treasury bonds	Jan-2012 / Nov-2050	Jan-2011 / Nov-2050	1.34	7.42	0.02	9.95	-	-	2.19	6.81	0.38	9.54	-	-
Corporate, leasing and subordinated bonds	Jan-2012 / Nov-2067	Jan-2011 / Nov-2067	2.19	9.48	0.20	47.10	3.29	8.80	1.56	9.48	0.13	17.35	2.40	4.60
Assets back securities	Jan-2012 / May-2033	Feb-2011 / Apr-2028	4.25	6.97	2.56	9.34	6.94	8.44	4.25	5.20	2.77	10.38	6.94	8.44
Central Bank of Bolivia certificates of deposit	Jan-2012 / Nov-2013	Jan-2011 / Dec-2011	-	-	-	-	0.00	2.80	-	-	-	-	0.00	0.81
Bonds of international financial entities	Feb-2012 / Aug-2018	Jan-2011 / Aug-2018	5.66	6.74	0.65	7.77	-	-	5.91	6.50	0.55	8.33	-	-
Negotiable certificates of deposit	Jan-2012 / Mar-2029	Jan-2011 / Mar-2029	4.40	5.13	0.97	3.00	1.50	1.50	-	-	3.14	8.28	0.40	1.00
Collateralized mortgage obligations (CMO)	Nov-2016 / Mar-2067	Jan-2011 / Jan-2047	-	-	4.71	11.19	-	-	-	-	2.76	11.85	-	-
US Government – Agencies and sponsored enterprises	Jul-2012 / Apr-2057	Jul-2011 / Aug-2038	-	-	0.61	5.93	-	-	-	-	1.61	5.86	-	-

(e)	BCRP certificates of deposit are issued at discount, acquired in public auctions and negotiated in the Peruvian secondary market. As of December 31, 2011, the balance of BCRP certificates of deposit comprised US$2,059.8 million of certificates settled in Nuevos Soles (US$48.9 million and US$315.0 million of certificates settled in U.S. Dollars and in Nuevos Soles, respectively, as of December 31, 2010).

(f)	As of December 31, 2011 and 2010, comprise mainly corporate bonds for US$1,688.0 million and US$1,561.8 million, respectively. The unrealized losses on these investments as of December 31, 2011, corresponded to 65 items of which the highest individual unrealized loss amounts to approximately US$ 1.8 million (57 items and US$1.1 million, respectively as of December 31, 2010).

(g)	As of December 31, 2011, includes mainly debt instruments issued by the Peruvian Government in Nuevos Soles for an amount of US$423.8 million and in U.S. Dollars for an amount of US$210.8 million, the Colombian Government in U.S. Dollars for US$143.9 million, the U.S. Government in U.S Dollars for US$48.7 million, the Chilean Government in U.S. Dollars for US$3.6 million, and the Brazilian Government in U.S. Dollars for US$4.5 million (US$227.0 million and US$252.0 million, US$110.6 million, US$9.3 million and US$3.0 million issued by the Peruvian, Colombian, Chilean and Brazilian Goverments, respectively, as of December 31, 2010).

In April 2010, BCP participated in an exchange program offered by the Peruvian Government by which the Bank exchanged 7.500 percent euro denominated Global Bonds due 2014 for cash and new bonds 8.375 percent US$-Denominated Global Bonds due 2033. BCP received €90.4 million in cash and US$323.1 million in 2033 Bonds. BCP recorded the unrealized gain amounting to US$31.8 million as a realized gain in the caption “Net gain on sale of securities” of the consolidated statement of income.

Additionally, at the exchange date, BCP terminated the related cross currency swaps (“CCS”) amounting to US$318.3 million that were part of its fair value hedge strategy, generating a loss amounting to approximately US$15.7 million, which is presented in the caption “Loss from hedging derivatives instruments” of the consolidated income statement, see note 20.

(h)	Assets back securities are secured by a specified pool of underlying assets and are mainly traded in the Peruvian over-the-counter market. Pools of underlying assets are made up of receivables with predictable future payments.

As of December 31, 2011 and 2010, the balance includes US$122.2 million and US$17.8 million, respectively of financial instruments issued by Hunt Oil Company (the originator). The underlying assets are future receivables from the sale of hydrocarbons extracted in Peru. The bonds have semi annual payments up to 2025.

(i)	As of December 31, 2011 and 2010, certificates of deposits issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

Notes to the consolidated financial statements (continued)

(j)	Restricted mutual funds comprise participation quotas in the private pension funds managed by the Group as required by Peruvian regulations. They have disposal restrictions and their profitability is the same as the one obtained by the private pension funds managed.

(k)	The participation quotas in the funds "Requirement of Cash Assets" (RAL for its spanish acronym) are denominated in Bolivianos and U.S. Dollars. These funds amount approximately to US$27.4 million and US$21.8 million, respectively, (US$25.7 million and US$54.5 million, respectively, as of December 31, 2010). RAL’s funds comprise investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. Said fund has restrictions for its use and is required for all banks established in Bolivia.

(l)	Collaterized mortgage obligations correspond to senior tranches.

(m)	As of December 31, 2011, the unrealized gains on listed securities arises mainly from shares in Banco de Crédito e Inversiones de Chile (BCI Chile), Inversiones Centenario S.A.A., Alicorp S.A.A. and Edelnor S.A.A., which amounted to US$158.3, US$53.3, US$65.9 and US$41.9 million, respectively (US$212.5, US$57.5, US$67.7 and US$39.6 million, respectively, as of December 31, 2010).

(n)	As of December 31, 2011 and 2010, the Group maintains interest rate swaps (IRS), which were designated as fair value hedges of fix bonds denominated in U.S. Dollars issued by the Peruvian Government, corporate and international financial entities, for a notional amount of US$54.0 million (US$54.6 million as of December 31, 2010), see Note 11(b); through the IRS these bonds were economically converted to variable rate.

(o)	As of December 31, 2011, the Group entered into Repo transactions over corporate, international financial entities and government bonds for an estimated fair value of
US$223.2 million (US$279.0 million as of December 31, 2010); the related liability is presented in the caption “Other liabilities” of the consolidated statements of financial position, see Note 11(a) and (e).

(p)	Amortized cost and estimated fair value of investments available-for-sale classified by contractual maturity are as follows:

	2011		2010
	Amortized cost	Fair value	Amortized cost	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)
Up to 3 months	964,274	964,035	290,788	293,489
From 3 months to 1 year	1,485,774	1,486,204	358,852	360,235
From 1 to 3 years	551,145	556,542	458,901	470,775
From 3 to 5 years	427,541	436,876	423,471	437,843
Over 5 years	1,577,993	1,718,712	1,269,341	1,363,901
Without maturity	320,629	713,563	331,791	803,706

Total	5,327,356	5,875,932	3,133,144	3,729,949

Notes to the consolidated financial statements (continued)

6.	Loans, net

(a)	This item is made up as follows:

	2011	2010
	US$(000)	US$(000)
Direct loans -
Loans	11,986,080	9,836,155
Leasing receivables	2,786,129	2,359,236
Credit card receivables	1,807,717	1,305,883
Discounted notes	552,233	477,709
Factoring receivables	254,516	250,974
Advances and overdrafts	25,130	104,495
Refinanced and restructured loans	96,031	76,707
Past due and under legal collection loans	259,050	209,908
	17,766,886	14,621,067
Add (less) -
Accrued interest	121,563	97,294
Unearned interest	(446,508)	(343,003)
Allowance for loan losses (d)(*)	(519,708)	(415,703)

Total direct loans, net	16,922,233	13,959,655

Indirect loans, Note 19(a)	3,728,000	3,135,211

(b)	Loans by class are as follows:

	2011	2010
	US$(000)	US$(000)

Commercial loans	12,806,870	10,760,767
Residential mortgage loans	2,725,145	2,145,093
Consumer loans	2,234,871	1,715,207

Total	17,766,886	14,621,067

(c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

Notes to the consolidated financial statements (continued)

(d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2011
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	289,564	52,324	106,709	448,597
Provision	105,544	10,626	98,728	214,898
Recoveries of written-off loans	23,329	2,794	15,319	41,442
Loan portfolio written-off	(64,905)	(1,265)	(89,239)	(155,409)
Translation result	3,890	950	3,818	8,658

Ending balances (*)	357,422	65,429	135,335	558,186

	2010
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	243,796	41,471	90,782	376,049
Provision	87,125	8,398	79,159	174,682
Recoveries of written-off loans	19,867	2,517	12,221	34,605
Loan portfolio written-off	(63,128)	(853)	(78,755)	(142,736)
Translation result	1,904	791	3,302	5,997

Ending balances (*)	289,564	52,324	106,709	448,597

	2009
	Commercial loans	Residential mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	161,170	30,832	56,061	248,063
Provision	79,551	9,781	74,060	163,392
Recoveries of written-off loans	12,984	939	10,005	23,928
Acquisition of Edyficar, Note 2	19,443	106	1,356	20,905
Loan portfolio written-off	(32,364)	(958)	(54,605)	(87,927)
Translation result	3,012	771	3,905	7,688

Ending balances (*)	243,796	41,471	90,782	376,049

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately US$519.7 million and US$38.5 million, respectively, as of December 31, 2011 (approximately US$415.7 million and US$32.9 million; and US$354.4 million and US$21.7 million, as of December 31, 2010 and 2009, respectively). The allowance for indirect loan losses is included in the caption “Other liabilities” of the consolidated statements of financial position, Note 11(a).

Notes to the consolidated financial statements (continued)

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2011, 2010 and 2009 has been established in accordance with IAS 39 and is sufficient to cover probable losses on the loan portfolio.

(e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

(f)	Interest on past due for more than 90 days and under legal collection loans are recognized when collected. Interest income that would have been recorded for these loans in accordance with their original contract terms and have not been recognize as income amounts to approximately US$49.8, US$38.5 and US$27.9 as of December 31, 2011, 2010 and 2009, respectively.

(g)	As of December 31, 2011 and 2010, the direct gross loan portfolio classified by maturity, based on the remaining period to repayment date is as follows:

	2011	2010
	US$(000)	US$(000)

Outstanding loans -
Up to 1 year	7,855,825	6,812,586
From 1 to 3 years	3,753,857	3,404,766
From 3 to 5 years	2,219,746	1,805,760
Over 5 years	3,678,408	2,388,047

Past due loans -
Up to 4 months	91,653	68,601
Over 4 months	95,769	64,158
Under legal collection	71,628	77,149

Total	17,766,886	14,621,067

7.	Financial assets designated at fair value through profit or loss

(a)	This item is made up as follows:

	2011	2010
	US$(000)	US$(000)

Unit Linked financial assets (b)	49,816	39,501
Indexed certificates (c)	40,287	139,554

	90,103	179,055

(b)	The Group issues unit linked life insurance contracts whereby the policyholder bears the investment risk on the assets held in the unit linked funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund. For the year 2011, the loss resulting from the difference between cost and estimated market value for these financial assets amounted to approximately US$6.1 million (gain of US$6.4 million for the year 2010) and is presented in the caption “Net loss on financial assets designated at fair value through profit or loss” of the consolidated statements of income (“Net gain on financial assets designated at fair value through profit or loss for the year 2010”). The offsetting of this effect is included in gross premiums which are part of the caption “Net premiums earned” of the consolidated statements of income, see Note 22.

Notes to the consolidated financial statements (continued)

(c)	In connection with the liabilities that result from Credicorp’s stock appreciation rights (SARs), (Note 18(a)), BCP signed several contracts with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited, Citigroup Capital Market Inc. (collectively hereinafter “Citigroup”) and Credit Agricole Corporate and Investment Bank (hereinafter “Calyon”). These contracts consist of the purchase of certificates indexed to the performance of Credicorp Ltd. (BAP) shares, in the form of “warrants” issued by Citigroup and Calyon, with the same number of Credicorp Ltd. shares. These certificates are cash settled and their final settlement price is equivalent to the daily volume-weighted average of the per share price for BAP shares on each business day, on which Citigroup or any of its affiliates or Calyon effects any transactions with respect to BAP shares in order to unwind its position established and maintained to hedge its price and market risk with respect to the issued certificates.

The certificates have a maturity of 5 years but can be settled anytime before their maturity, partially or totally. As of December 31, 2011 and 2010, the Group had 355,914 and 1,152,414 certificates at a total cost of US$22.4 million and US$70.9 million, respectively (US$62.9 and US$61.5 per certificate on average, respectively). At those dates, the estimated market value amounted to US$40.3 and US$139.6 million, respectively (US$113.2 and US$121.1 per certificate on average, as of December 31, 2011 and 2010, respectively). For the year 2011, the net loss generated by the indexed certificates is comprised by the loss arising from their valuation, approximately US$49.1 million (gain of US$43.8 million for the year 2010), net of the gain resulting from their settlement , approximately to US$30.6 million (gain of US$14.3 million for the year 2010) and has been recorded in the caption “Net loss on financial assets designated at fair value through profit or loss” of the consolidated statements of income (“Net gain on financial assets designated at fair value through profit or loss” for the year 2010).

8.	Receivable and payable accounts from insurance contracts

(a)	As of December 31, 2011 and 2010, the caption “Premiums and other policies receivable” of the consolidated statements of financial position includes balances which primarily due in a current period, have no collaterals and present no material past due balances.

Notes to the consolidated financial statements (continued)

(b)	The movements of the captions accounts receivable and payable to reinsurers and coinsurers are as follows:

Accounts receivable	2011	2010
	US$(000)	US$(000)

Beginning balances	160,249	137,098
Reported claims of premiums ceded, Note 23	28,627	31,618
Premiums ceded unearned during the year, Note 22(**)(ii)	9,091	32,421
Premiums assumed	20,039	22,882
Settled claims of premiums ceded by facultative contracts	26,345	18,895
Collections and other	(93,271)	(82,665)

Ending balances	151,080	160,249

Accounts receivable as of December 31, 2011 and 2010, include US$58.0 and US$49.0 million, respectively, which correspond to the unearned portion of the ceded premiums to the reinsurers.

Accounts payable	2011	2010
	US$(000)	US$(000)

Beginning balances	60,775	48,009
Premiums ceded to reinsurers by facultative contracts, Note 22(**)(ii)	98,639	94,416
Coinsurance granted	11,067	11,774
Payments and other	(95,115)	(93,424)

Ending balances	75,366	60,775

Accounts payable to reinsurers are primarily related to the proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess of loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period. The net movement of the accounts payable of automatic contracts (mainly excess of loss) as well as reinstallation premiums of the years 2011 and 2010 are included in the concept “Premiums ceded to reinsurers, net” for US$40.3 million and U$33.3 million, respectively, see Note 22 (**)(i).

Notes to the consolidated financial statements (continued)

9.	Property, furniture and equipment, net

(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2011 and 2010, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	42,656	294,855	128,050	97,586	245,218	39,252	55,197	902,814	829,889
Additions	8,310	976	2,899	12,528	26,674	2,423	47,009	100,819	80,184
Acquisition of private hospitals, Note 2(a)	27,037	15,019	2,339	1,093	320	5,006	-	50,814	-
Transfers	7	62,517	7,639	1,676	7,836	3,087	(82,762)	-	-
Sales, disposals and other	-	-	(575)	(1,487)	(108,539)	(281)	-	(110,882)	(7,259)

Balance as of December 31	78,010	373,367	140,352	111,396	171,509	49,487	19,444	943,565	902,814

Accumulated depreciation -
Balance as of January 1	-	160,782	83,834	67,147	204,357	13,781	-	529,901	491,354
Depreciation for the year	–	8,382	8,220	5,039	22,198	4,189	-	48,028	44,852
Acquisition of private hospitals, Note 2(a)	-	1,928	61	164	121	1,670	-	3,944	-
Sales, disposals and other	-	-	(568)	(1,477)	(108,503)	(193)	-	(110,741)	(6,305)

Balance as of December 31	-	171,092	91,547	70,873	118,173	19,447	-	471,132	529,901

Net book value	78,010	202,275	48,805	40,523	53,336	30,040	19,444	472,433	372,913

(b)	Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

(c)	As of December 31, 2011, Credicorp and its Subsidiaries have property available for sale for approximately US$23.0 million, net of its accumulated depreciation amounting to approximately US$10.4 million (US$23.5 and US$9.8 million, respectively, as of December 31, 2010).

(d)	Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2011 and 2010 there is no evidence of impairment of the Group’s property, furniture and equipment.

Notes to the consolidated financial statements (continued)

10.	Intangibles assets and goodwill, net

(a)	Intangibles –

The movement of finite useful lives intangible assets for the years ended December 31, 2011 and 2010 is as follows:

Description	Client relationships (i)	Rights of use	Brand name (ii)	Licenses	Software and developments	Other	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	94,952	20,000	13,159	-	202,774	32,330	363,215	297,078
Additions	-	-	-	-	19,829	35,482	55,311	68,344
Acquisition of private hospitals, Note 2(a)	3,116	-	10,587	12,271	173	-	26,147	-
Transfers	-	-	-	-	23,574	(23,574)	-	-
Disposals and other	-	-	-	-	(1,235)	(375)	(1,610)	(2,207)
Balance as of December 31	98,068	20,000	23,746	12,271	245,115	43,863	443,063	363,215

Accumulated amortization -
Balance as of January 1	19,095	-	815	-	102,039	10,075	132,024	96,561
Amortization of the year	5,144	1,333	791	-	37,715	871	45,854	37,437
Disposals and other	-	-	-	-	(1,202)	(61)	(1,263)	(1,974)
Balance as of December 31	24,239	1,333	1,606	-	138,552	10,885	176,615	132,024

Net book value	73,829	18,667	22,140	12,271	106,563	32,978	266,448	231,191

During 2011, additions are related to the implementation and development of sundry IT projects, mainly “AIO” related to increase of the infrastructure, mainframe and licenses to support the increase in operations (during 2010, additions were related to IT projects "SAP" and "Sio Teller”).

Notes to the consolidated financial statements (continued)

(i)	Client relationships -

This item is made up as follows:

	2011	2010
	US$(000)	US$(000)
Client relationships -
Prima AFP – AFP Unión Vida	65,686	70,105
Edyficar	5,099	5,752
Private hospitals	3,044	-

Book value, net	73,829	75,857

(ii)	Brand name -

This item is made up as follows:

	2011	2010
	US$(000)	US$(000)
Brand name -
Edyficar	11,688	12,344
Private hospitals	10,452	-

Book value, net	22,140	12,344

Management has assessed at each reporting date that there is no indication that client relationships, rights of use, brand name and software and developments may be impaired.

(b)	Goodwill -

This item is made up as follows:

	2011	2010
	US$(000)	US$(000)
Goodwill -
Edyficar, Note 2(c)	50,696	50,696
Private hospitals, Note 2(a)	45,540	-
Prima AFP	44,594	44,594
Banco de Crédito del Perú	18,733	18,733
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	13,007	13,007
Atlantic Security Holding Corporation	10,660	10,660
Corporación Novasalud Perú S.A. EPS	3,744	3,744

Book value, net	186,974	141,434

Management annually assesses goodwill to identify any impairment; assumptions used are consistent with previous years. As of December 31, 2011 and 2010, Management concluded that there is no impairment in the recorded goodwill.

Notes to the consolidated financial statements (continued)

11.	Other assets and other liabilities

(a)	These items are made up as follows:

	2011	2010
	US$(000)	US$(000)

Other assets
Financial instruments
Value added tax credit	231,012	183,295
Accounts receivable	129,645	106,134
Cash collateral on repurchase agreements and others (e)	90,065	38,440
Derivatives receivable (b)	82,519	84,945
Income tax prepayments, net	54,435	23,982
Operations in process (c)	44,952	35,828
	632,628	472,624
Non-financial instruments
Deferred income tax asset, Note 17(c)	114,470	112,914
Prepaid expenses	72,393	64,917
Deferred fees	47,629	43,318
Investments in associates	13,428	10,701
Other	21,996	3,152
	269,916	235,002

Total	902,544	707,626

Other liabilities
Financial instruments:
Repurchase agreements, Note 5(o) and (e)	250,000	250,000
Accounts payable	223,743	223,822
Payroll, taxes, salaries and other personnel expenses	155,184	196,290
Derivatives payable (b)	145,261	136,670
Allowance for indirect loan losses, Note 6(d)	38,478	32,894
Contributions	23,694	20,136
Operations in process (c)	31,020	25,771

	867,380	885,583
Non-financial instruments
Deferred income tax liability, Note 17(c)	127,960	168,777
Provision for sundry risks (d)	29,009	19,425
Other	1,056	19,336

	158,025	207,538

Total	1,025,405	1,093,121

Notes to the consolidated financial statements (continued)

(b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place changes.

The table below presents as of December 31, 2011 and 2010, the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured, see Note 19(a).

		2011				2010				2011 and 2010
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Hedged instrument
		US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward exchange contracts		21,135	28,672	3,473,264	Between January and December 2012	17,400	10,640	2,628,195	Between January 2011 and December 2012	-
Interest rate swaps		31,220	31,203	697,436	Between March 2012 and December 2022	29,807	32,307	699,800	Between August 2011 and August 2022	-
Currency swaps		18,093	9,587	312,975	Between January 2012 and September 2022	17,334	12,532	463,104	Between March 2011 and September 2022	-
Options		206	801	64,184	Between January and December 2012	549	309	103,616	Between January 2011 and May 2012	-

Derivatives held as hedges -
Cash flow hedges (ii):
Interest rate swaps (IRS)	13(a)(i)(*)	534	3,200	500,000	Between October 2012 and March 2014	-	-	-	-	Due to Banks
Interest rate swaps (IRS)	13(a)(i)(*)	-	-	-	-	-	2,159	136,667	March 2011	Due to banks
Interest rate swaps (IRS)	15(a)(vi)	-	62,601	687,673	Between January 2012 and June 2017	-	70,495	863,005	Between January 2011 and June 2017	Secured notes issued
Cross currency swaps (CCS)	15(a)(ii)	2,411	-	115,433	October 2014	11,842	-	123,862	October 2014	Bonds issued
Cross currency swaps (CCS)	15(a)(vii)	-	-	-	-	396	50	15,687	Between February and May 2011	Bonds issued
Cross currency swaps and interest rate swaps (CCS and IRS)	15(a)(i)	8,920	3,651	82,226	Between June 2012 and March 2015	7,617	5,029	113,362	Between April 2011 and March 2015	Bonds issued

Fair value hedges:
Interest rate swaps (IRS)	5(n)	-	5,546	54,049	Between May 2012 and June 2019	-	3,149	54,560	Between May 2011 and June 2019	Investments available-for-sale

		82,519	145,261	5,987,240		84,945	136,670	5,201,858

(i)	Derivatives held for trading are principally negotiated to satisfy client’s needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes. Also, this caption includes any derivatives which does not comply IAS 39 hedging accounting requirements.

(ii)	The Group is exposed to variability in future interest cash flows on liabilities in foreign currency and/or which bear interest variable rates. The Group uses derivatives financial instruments as cash flow hedges to cover these risks.

Notes to the consolidated financial statements (continued)

A schedule indicating, as of December 31, 2011, the periods when the cash flow hedges are expected to occur and affect the consolidated statement of income, net of the deferred income tax is presented below:

	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
	US$(000)	US$(000)	US$(000)	US$(000)

Cash outflows (liabilities)	(266,191)	(737,441)	(80,653)	(932)

Consolidated statement of income	(19,274)	(35,763)	(10,042)	(524)

As of December 31, 2011, the accumulated balance of unrealized loss on cash flow hedges recorded as other comprehensive income in the caption “Cash flow hedges reserve”, results from the current hedges (unrealized loss for approximately US$65.6 million) and the terminated hedge in 2009 (unrealized gain for approximately US$10.4 million) which is being recognized over the maturity of the underlying financial instrument, see Note 15(a)(iv). Likewise, the transfer of net loss on cash flow hedges to the consolidated statements of income is presented in Note 16(c).

(c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final consolidated statements of financial position account until the first days of the following month. These transactions do not affect the Group’s net consolidated income.

(d)	The movement of the provision for sundry risks for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Beginning balance	19,425	27,225	47,512
Provision, Note 24	10,661	8,440	14,425
Acquisition of private hospitals	4,044	-	-
Decreases	(5,121)	(16,240)	(34,712)

Ending balance	29,009	19,425	27,225

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

Notes to the consolidated financial statements (continued)

(e)	As of December 31, 2011, it corresponds to restricted funds related to repurchase agreements (Note 5(o)) and derivative transactions amounting to US$82.8 million and US$7.3 million, respectively (as of December 31, 2010, it corresponds to restricted funds related to repurchase agreements, see Note 5(o)). Repurchase agreements mature on June 2012.

12.	Deposits and obligations

(a)	This item is made up as follows:

	2011	2010
	US$(000)	US$(000)

Demand deposits	6,614,487	5,581,392
Saving deposits	5,096,509	4,244,750
Time deposits (c)	5,039,541	6,464,769
Severance indemnity deposits	1,757,124	1,313,122
Bank’s negotiable certificates	136,338	163,681

	18,643,999	17,767,714

Interest payable	59,848	50,404

Total	18,703,847	17,818,118

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to such policy, balances that are lower than a specified amount for each type of account, do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

(b)	The amounts of non-interest and interest bearing deposits and obligations are made up as follows:

	2011	2010
	US$(000)	US$(000)
Non-interest
In Peru	4,645,607	3,745,788
In other countries	745,081	614,782
	5,390,688	4,360,570

Interest bearing
In Peru	12,363,772	12,386,046
In other countries	889,539	1,021,098
	13,253,311	13,407,144

Total	18,643,999	17,767,714

Notes to the consolidated financial statements (continued)

(c)	Time deposits balance classified by maturity is as follows:

	2011	2010
	US$(000)	US$(000)

Up to 3 months	3,163,777	5,239,027
From 3 months to 1 year	1,531,252	939,104
From 1 to 3 years	293,393	244,426
From 3 to 5 years	1,118	42,212
More than 5 years	50,001	-

Total	5,039,541	6,464,769

As of December 31, 2011 and 2010, in Management’s opinion, the Group’s deposits and obligations are diversified with no significant concentrations.

As of December 31, 2011 and 2010, approximately US$6,233.4 million and US$4,925.8 million, respectively of the deposits and obligations balances, are covered by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At those dates, the “Fondo de Seguro de Depósitos” covered up to US$33,984.1 and US$30,542.2, respectively.

13.	Due to banks and correspondents

(a)	This item is made up as follows:

	2011	2010
	US$(000)	US$(000)

International funds and others (i)	1,672,348	1,953,040
Promotional credit lines (ii)	241,836	145,984
Inter-bank funds	138,671	133,240
	2,052,855	2,232,264

Interest payable	7,165	8,056

Total	2,060,020	2,240,320

Notes to the consolidated financial statements (continued)

(i)	This item is made up as follows:

	2011	2010
	US$(000)	US$(000)

Syndicated loans (*)	496,073	482,750
Corporación Andina de Fomento - CAF	200,000	200,000
China Development Shijiaz huang	148,875	-
Wells Fargo & Co.	144,998	140,000
Deutsche Bank AG	121,679	43,449
Bank of America N.A.	95,645	165,000
Citibank N.A.	94,968	95,000
Toronto Dominion Bank	85,000	110,000
Bank of New York	50,000	65,000
Cobank	47,903	-
Atlantic Private Placement Pool SPC	40,000	35,000
Sumitomo Mitsui Banking Corp.	20,000	65,000
Standard Chartered Bank	-	100,721
Banco Latinoamericano de Comercio de Panama	-	100,000
JP Morgan Chase Bank	-	75,000
Mercantil Commercebank	-	64,000
Commerzbank AG	-	63,000
Other	127,207	149,120

Total	1,672,348	1,953,040

(*)	As of December 31, 2011, the balance includes two syndicated loans obtained from foreign financial entities in March 2011 and October 2010 amounting to US$150.0 million and US$350.0 million, respectively with maturity in March 2014 and October 2013, respectively, with interest payments every semester at Libor 6m+1.75 percent. During 2011, the syndicated loans, which are subject to variable interest rate risk, were hedged through IRS with the same maturities; as a result, the loans were economically converted to fix rate, see Note 11(b).

As of December 31, 2010, the balance included two syndicated loans amounting to US$350.0 million and US$136.7 million, obtained from several foreign financial entities, with maturity in October 2013 and March 2011, and interest payment every semester at Libor 6M+1.75 percent and Libor 6M+0.75 percent, respectively. The syndicated loan amounting to US$136.7 million, subject to variable interest rate risk, was hedged through an IRS with the same maturities; as a result, it was economically converted to fix rate. Said derivative financial instrument expired in March 2011, see Note 11(b).

As of December 31, 2011, these loans have maturities between January 2012 and February 2019 (between January 2011 and May 2019 as of December 31, 2010) and their annual interest rate is between 0.69 and 10.50 percent (between 0.02 and 12.00 percent as of December 31, 2010).

Some of these borrowings include standard covenants related to financial ratios, use of funds and other administrative matters, which in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the dates of the consolidated financial statements.

Notes to the consolidated financial statements (continued)

(ii)	Promotional credit lines represent loans granted to BCP by Corporación Financiera de Desarrollo (COFIDE for its Spanish acronym) to promote the development of Peru, they have maturities between January 2012 and November 2031 and their annual interest rates are between 6.00 and 7.75 percent (between January 2011 and November 2030 and annual interest rate between 6.00 and 7.75 percent as of December 31, 2010). These credit lines are secured by a loan portfolio amounting to US$241.8 and US$146.0 million as of December 31, 2011 and 2010, respectively.

Promotional credit lines include standard covenants related to financial ratios, use of funds and other administrative matters which, in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the dates of the consolidated financial statements.

(b)	As of December 31, 2011 and 2010, maturities of due to banks and correspondents are shown below, based on the remaining period to the repayment date:

Due to banks and correspondents	2011	2010
	US$(000)	US$(000)

Up to 3 months	585,211	943,797
From 3 months to 1 year	458,685	469,682
From 1 to 3 years	731,912	712,034
From 3 to 5 years	199,575	41,427
More than 5 years	77,472	65,324

Total	2,052,855	2,232,264

(c)	As of December 31, 2011 and 2010, credit lines granted by several local and foreign financial institutions, available for future operating activities or to settle capital commitments amounted to US$2,117.0 million (US$2,590.1 million as of December 31, 2010).

Notes to the consolidated financial statements (continued)

14.	Technical reserves, insurance claims reserves and reserves for unearned premiums

(a)	This item is made up as follows:

	2011
	Reserves for direct claims	Claims assumed	Technical reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	100,940	-	901,175	1,002,115
General insurance	111,901	1,136	186,470	299,507
Health insurance	44,718	7	31,951	76,676

Total	257,559	1,143	1,119,596	1,378,298

	2010
	Reserves for direct claims	Claims assumed	Technical reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	84,919	-	758,807	843,726
General insurance	126,649	1,063	156,808	284,520
Health insurance	41,393	38	26,646	68,077

Total	252,961	1,101	942,261	1,196,323

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters. Claims to be paid by the reinsurers and coinsurers are shown as ceded claims, which are presented in the caption “Accounts receivable from reinsurers and coinsurers” of the consolidated financial statements.

As of December 31, 2011, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of US$28.1, US$3.2 and US$23.8 million, respectively (US$25.3, US$2.1 and US$19.2 million, respectively, as of December 31, 2010).

During 2011 and previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. Retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2011 and 2010.

The movement for the years ended December 31, 2011 and 2010 of insurance claims and technical reserves is as follows:

Notes to the consolidated financial statements (continued)

(b)	Insurance claims reserves (direct and assumed):

	2011
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	84,919	127,712	41,431	254,062
Claims, Note 23	123,194	93,314	189,878	406,386
Payments	(108,738)	(107,840)	(187,250)	(403,828)
Translation result	1,565	(149)	666	2,082

Final balance	100,940	113,037	44,725	258,702

	2010
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	70,960	142,367	38,633	251,960
Claims, Note 23	102,821	82,763	161,606	347,190
Payments	(92,268)	(97,326)	(159,201)	(348,795)
Translation result	3,406	(92)	393	3,707

Final balance	84,919	127,712	41,431	254,062

(c)	Technical reserves:

	2011
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	758,807	156,808	26,646	942,261
Time course expenses and other	32,258	-	-	32,258
Unearned premium reserves and annual variation, net	9,435	30,953	5,312	45,700
Insurance subscriptions	135,073	-	-	135,073
Payments	(37,470)	-	-	(37,470)
Translation result	3,072	(1,291)	(7)	1,774

Final balance	901,175	186,470	31,951	1,119,596

Notes to the consolidated financial statements (continued)

	2010
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	630,183	112,804	23,844	766,831
Time course expenses and other	32,196	-	-	32,196
Unearned premium reserves and annual variation, net	(410)	44,150	3,369	47,109
Insurance subscriptions	157,198	-	-	157,198
Payments	(34,616)	-	-	(34,616)
Translation result	(25,744)	(146)	(567)	(26,457)

Final balance	758,807	156,808	26,646	942,261

As of December 31, 2011 and 2010, no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival fixed pensions and traditional life and unit linked insurance contracts reserves as of those dates, were the following:

Modality	Mortality Table	Technical rates

Retirement, disability and survival fixed pensions	RV - 2009, B - 85, B – 85 adjusted, MI - 85, B - 2006 and MI - 2006	2% - 6.03% in US$ and 1.31% - 3.56% in S/.

Traditional life and unit linked insurance contracts	CSO 80 adjustable	4.00% - 5.00% in US$

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2011, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival fixed pensions contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, being the results as follows:

		Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage
	US$(000)	US$(000)%

Portfolio in U.S. Dollars - Basis amount	487,961
Changes in interest rates: + 100 bps	441,719	(46,242)	(9.48)
Changes in interest rates: - 100 bps	543,512	55,551	11.38
Changes in Mortality tables to 105%	483,003	(4,928)	(1.01)
Changes in Mortality tables to 95%	493,159	5,198	1.07

Notes to the consolidated financial statements (continued)

		Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage
	US$(000)	US$(000)%

Portfolio in S/. - Basis amount	156,504
Changes in interest rates: + 100 bps	139,053	(17,451)	(11.75)
Changes in interest rates: - 100 bps	178,027	21,523	13.75
Changes in Mortality tables to 105%	155,240	(1,264)	(0.81)
Changes in Mortality tables to 95%	157,843	1,339	0.86

Notes to the consolidated financial statements (continued)

15.	Bonds and notes issued

(a)	This item is made up as follows:

	Weighted average annual interest rate
	2011	2010	Maturity	2011	2010
	%	%		US$(000)	US$(000)

Senior notes (i)(*)(***)	5.08	5.38	Between March 2016 and September 2020	1,483,012	789,273
CCR Inc. MT100 – secured notes (vi)	-	-	Between October 2012 and July 2017	762,494	960,404
Corporate bonds (ii)	5.81	5.95	Between November 2012 and December 2021	575,801	423,637
Subordinated notes (iv)	7.07	7.17	Between October 2022 and September 2026	517,589	158,657
Junior subordinated notes (iii)	9.75	9.75	November 2069	220,396	218,989
Subordinated bonds	7.49	7.33	Between October 2012 and May 2027	170,058	136,665
Subordinated negotiable certificates notes (v)	6.87	6.95	Between November 2021 and September 2026	118,574	111,864
Leasing bonds (vii)	8.72	6.81	August 2018	37,092	134,365
Negociable certificates of deposit – Edyficar	5.31	4.23	Between July and August 2012	35,203	17,077
Mortgage bonds (vii)	7.44	7.63	April 2012	503	4,956

				3,920,722	2,955,887

Interest payable				44,800	26,031

Total				3,965,522	2,981,918

Notes to the consolidated financial statements (continued)

(i)	During 2011 and 2010, the Group made the following debt issuances:

Issuances 2011	Currency	Amount issued	Maturity	Rate

Senior notes BCP -
Second issuance (*)	US$(000)	700,000	2016	4.75

Corporate bonds BCP -
Eighth issuance Series A	US$(000)	91,000	2014	3.75
Ninth issuance Series A	S/.(000)	128,000	2016	6.22
Tenth issuance Series A	S/.(000)	150,000	2021	7.25

Subordinated notes BCP (**)	US$(000)	350,000	2026	6.875

Subordinated bones PPS
First issuance - first program	US$(000)	60,000	2026	6.969

Negotiable certificates of deposit – Edyficar
Fourth issuance - first program	S/.(000)	40,000	2012	5.41
Fourth issuance - first program	S/.(000)	30,000	2012	5.27
Fourth issuance - first program	S/.(000)	30,000	2012	5.20

Issuances 2010
Senior notes BCP -
First issuance (***)	US$(000)	800,000	2020	5.375

Negotiable certificates of deposit – Edyficar
Third issuance - first program	S/.(000)	50,000	2011	4.23

(*)	Interest are payable semi-annually. BCP can redeem the Senior notes, in whole or in part, at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity of the notes or when BCP redeems the notes.

(**)	Interest are payable semi-annually. Since September 16, 2021, the interest rate becomes a variable rate of Libor 3 months plus 770.8 basis points payable quarterly. Since September 16, 2016 and until September 15, 2021, BCP may redeem all or part of the notes, with the penalty of the payment equal to the American Treasury plus 50 basis points . Additionally, from September 16, 2021 or at any later date of coupon payment, BCP may redeem all or part of the notes without penalty. Payment of principal will take place at the date of maturity of the notes or when BCP redeems the notes.

Notes to the consolidated financial statements (continued)

(***)	Interest are payable semi-annually. BCP can redeem the Senior notes, in whole or in part, at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity of the notes or when BCP redeems the notes.

During 2011, redeemed corporate and leasing bonds amounted to US$140.1 million and US$92.4 million, respectively (US$37.1 million and US$55.3 million, respectively, during 2010).

As of December 31, 2011 and 2010, the Group has hedged fix corporate bonds issued in Peruvian currency for a notional amount of US$82.2 million and US$113.4 million, respectively, subject to foreign exchange and variable interest risks. The corporate bonds have been hedged through CCS and IRS and were economically converted to U.S. Dollars at fix rate, see Note 11(b).

(ii)	Corporate bonds include an issuance (Series A) denominated in “Chilean Unidades de Fomento – UF” for UF 2.7 million effected by BCP Emisiones Latam 1 S.A. The Group can redeem 100 percent of the bonds only if the legal reserve funds legislation and tax law, related to income tax and value added tax change in Peru, Panama or Chile. As of December 31, 2011 and 2010, the balance amounts to US$115.4 million and US$123.9 million, respectively. This debt, subject to foreign exchange risk, has been hedged through cross currency swaps (CCS) for a notional amount equal to the principal and with the same maturity, see note 11(b); as a result, these bonds were economically converted to US$ Dollars.

(iii)	In November 2019, interest rate will be Libor 3 months plus 816.7 basis points, with quarterly payments; at that date and or any interest payment date BCP can redeem 100 percent of the notes, without penalties and after fulfilling certain requirements. Payment of principal will take place at the date of maturity of the notes or when BCP redeems the notes.

This debt does not have collateral and qualifies as Tier 1 capital for SBS regulations.

(iv)	In October 2007, BCP through its Panama branch issued Subordinated Notes for S/.483.3 million. This debt accrues a fixed annual interest rate of 7.17 percent for the first 10 years, with semiannual payments. In October 2017, interest rate will be the average of at least three valuations on the market interest rate for sovereign bonds issued by the Peruvian Government (with maturity on 2037), plus 150 basis points, with semiannual payments. From such date, BCP can redeem 100 percent of the notes, without penalties. Payment of principal will take place at the date of maturity of the notes (October 2022) or when BCP redeems the notes. Cash flows of this debt, subject to foreign exchange risk and interest rate risk, were hedged, until October 2009 through CCS and IRS, Note 11(b); at that date, the Group discontinued prospectively the combined cash flow hedge of CCS and IRS through their unwinding, see Note 11(b)(ii).

(v)	In November 2016, the interest rate will change to a floating interest rate, established as Libor plus 2.79 percent, with semiannual payments. From such date, BCP can redeem 100 percent of the debt, without penalties. Payment of principal will take place at the date of maturity of the certificates or when BCP redeems the debt.

(vi)	All issuances are secured by the collection of BCP’s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

Notes to the consolidated financial statements (continued)

This item is made up as follows:

	Interest	Maturity	2011	2010
	%		US$(000)	US$(000)

CCR Inc. MT-100, Payment rights master Trust -
2005 Series A Floating Rate Certificates	Libor 1m + 21 bps	10/10/2012	19,252	42,920
2006 Series A Floating Rate Certificates	Libor 1m + 24 bps	10/03/2016	27,326	31,508
2008 Series A Fixed Rate Certificates	6.27	10/06/2015	88,170	107,933
2008 Series B Floating Rate Certificates	Libor 1m + 225 bps	10/12/2015	116,731	146,432
2010 Series A Floating Rate Certificates	Libor 1m + 47.5 bps	10/10/2012	44,118	98,526
2010 Series B Floating Rate Certificates	Libor 1m + 57.6 bps	10/03/2016	51,164	59,153
2010 Series C Floating Rate Certificates	Libor 1m + 44.5 bps	10/07/2017	311,912	338,258
2010 Series D Floating Rate Certificates	Libor 1m + 36.1 bps	10/07/2014	103,821	135,674

Total			762,494	960,404

The 2005-A, 2006-A, 2007-A and 2007-B notes were issued with a financial guaranty insurance policy from AMBAC Assurance Corporation (“AMBAC”), which secured the timely payment of scheduled principal and certain accrued interest. In 2010 and in order to terminate the financial guaranty insurance policy from AMBAC, BCP made an exchange offer to holders of these notes, whereby the existing notes were replaced by new notes with similar terms and maturities.

As of December 31, 2011 and 2010 all issuances subject to variable interest rates were hedged through interest rate swaps (IRS); as a result they were economically converted to fix rate, see Note 11(b).

Notes to the consolidated financial statements (continued)

(vii)	Leasing and mortgages bonds are collateralized by the fixed assets financed by the Group. As of December 31, 2010, the Group has hedged fix leasing bonds issued in Peruvian currency for a notional amount of US$15.7 million hedged through IRS for a notional amount equal to the principal and with the same maturity see note 11(b); as a result, these bonds were economically converted to US$ Dollars.

(b)	Bonds and notes issued, classified by maturity are shown below:

	2011	2010
	US$(000)	US$(000)

Up to 3 months	55,335	83,726
From 3 months to 1 year	227,195	290,441
From 1 to 3 years	683,228	461,213
From 3 to 5 years	345,134	504,401
More than 5 years	2,609,830	1,616,106

Total	3,920,722	2,955,887

Bonds and notes issued have certain financial and operating covenants which, in Management’s opinion, the Group is in compliance at the date of the consolidated statements of financial position.

16.	Equity

(a)	Share capital -

As of December 31, 2011, 2010 and 2009, 94,382,317 shares of capital stock were issued at US$5 per share.

(b)	Treasury stock -

As of December 31, 2011, treasury stock comprises the par value of 14,974,957 Credicorp’s shares (14,941,833 and 14,847,842 Credicorp’s shares as of December, 31, 2010 and 2009, respectively) owned by the Group’s companies.

The difference between their acquisition cost of US$217.8 million and their par value of US$74.9 million (as of December 31, 2010 and 2009 acquisition cost of US$209.2 million and US$198.0 million, respectively and their par value of US$74.6 million and US$74.2 million, respectively) is presented as a reduction of “Capital surplus”.

Notes to the consolidated financial statements (continued)

(c)	Reserves -

In accordance with Peruvian regulation, a reserve of up to at least 35 percent of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10 percent of their net income. In accordance with Bolivian regulation, a reserve of up to at least 50 percent of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10 percent of their net income. As of December 31, 2011, 2010 and 2009, these reserves amounted to approximately US$387.3, US$369.3 and US$242.9 million, respectively.

The Shareholders’ meetings held on March 31, 2011, March 26, 2010 and March 31, 2009 agreed to transfer from “Retained earnings” to “Reserves” US$407.8, US$331.6 and US$238.1 million, respectively.

Notes to the consolidated financial statements (continued)

The caption “Other reserves” includes the unrealized net gain (loss) from available-for-sale investments and from derivatives instruments used as cash flow hedges net of its corresponding deferred income tax, and non-controlling interest; its movement is as follows:

	Unrealized net gain (loss) of:
	Available-for-sale investments reserve	Cash flow hedge reserve	Total
	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2009	72,729	(118,122)	(45,393)
Net unrealized gain from available-for-sale investments	319,041	-	319,041
Transfer of net realized gain from investments available-for-sale to the consolidated income statement, net of realized loss	(112,618)	-	(112,618)
Transfer of impairment on investment available-for-sale to the consolidated income statement, Note 5(c)	9,825	-	9,825
Net unrealized gain from cash flow hedges, Note 11(b)(ii)	-	30,317	30,317
Transfer of net realized loss from cash flow hedges to the consolidated income statement, Note 11(b)(ii)	-	36,274	36,274

Balances as of December 31, 2009	288,977	(51,531)	237,446
Net unrealized gain from available-for-sale investments	191,305	-	191,305
Transfer of net realized gain from investments available-for-sale to the consolidated income statement, net of realized loss	(59,785)	-	(59,785)
Transfer of impairment on investment available-for-sale to the consolidated income statement, Note 5(c)	3,250	-	3,250
Net unrealized loss from cash flow hedges, Note 11(b)(ii)	-	(44,584)	(44,584)
Transfer of net realized loss from cash flow hedges to the consolidated income statement, Note 11(b)(ii)	-	39,089	39,089

Balances as of December 31, 2010	423,747	(57,026)	366,721
Net unrealized gain from available-for-sale investments	6,330	-	6,330
Transfer of net realized gain from investments available-for-sale to the consolidated income statement, net of realized loss	(35,760)	-	(35,760)
Transfer of impairment on investment available-for-sale to the consolidated income statement, Note 5(c)	1,025	-	1,025
Net unrealized loss from cash flow hedges, Note11(b)(ii)	-	(23,578)	(23,578)
Transfer of net realized loss from cash flow hedges to the consolidated income statement, Note 11(b)(ii)	-	25,430	25,430

Balances as of December 31, 2011	395,342	(55,174)	340,168

Notes to the consolidated financial statements (continued)

(d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivatives financial instruments used as cash flow hedges; its movement is as follows:

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Available-for-sale investments:
Net unrealized gain from available-for-sale investments	6,330	191,305	319,041
Transfer of net realized gain from investments available-for-sale to the consolidated income statement, net of realized loss	(35,760)	(59,785)	(112,618)
Transfer of impairment on investment available-for-sale to consolidated income statement	1,025	3,250	9,825

Sub total	(28,405)	134,770	216,248

Non-controlling interest on investment available-for-sale	4,842	22,795	45,019
Income tax	(29,605)	67,696	7,283

	(53,168)	225,261	268,550

Cash flow hedges:
Net unrealized (loss) gain from cash flow hedges	(23,578)	(44,584)	30,317
Transfer of net realized loss from cash flow hedges to the consolidated income statement	25,430	39,089	36,274

Sub total	1,852	(5,495)	66,591

Non-controlling interest of cash flow hedges	(272)	(138)	875
Income tax	(1,412)	(1,686)	(1,442)

	168	(7,319)	66,024

(e)	Dividend distribution -

During 2011, 2010 and 2009, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$155.5, US$135.5 and US$119.3 million, respectively.

The Board of Directors Meeting dated February 22, 2012 agreed to declare a cash dividend of US$2.3 per common share, approximately US$217.1 million, corresponding to the 2011 results, dividends will be paid in cash starting May 18, 2012.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. Dividends paid by the Peruvian subsidiaries to Credicorp are subject to a withholding tax of 4.1 percent.

Notes to the consolidated financial statements (continued)

(f)	Equity for legal purposes (Regulatory capital) -

As of December 31, 2011 and 2010, the regulatory capital for Credicorp’s subsidiaries engaged in financial and insurance activities in Peru calculated following SBS regulations amounted to approximately US$3,022.7 and US$2,391.3 million, respectively. As of December 31, 2011, the consolidated regulatory capital for Credicorp exceeds by approximately US$549.2 million the minimum regulatory consolidated capital required by the SBS (approximately US$514.8 million as of December 31, 2010).

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

Credicorp’s Bolivian subsidiaries are subject to corporate taxation on income under the Bolivian Tax system. The statutory income tax rate is 25 percent.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the three years ended December 31, 2011, 2010 and 2009, no taxable income was generated from their operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2011	2010	2009
	%	%	%

Peruvian statutory income tax rate	30.00	30.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) (Decrease) increase arising from net income of subsidiaries not domiciled in Peru	(0.91)	(0.36)	0.26
(ii) Non-taxable income, net	(4.49)	(4.73)	(3.98)
(iii) Translation results not considered for tax purposes	(2.07)	(1.24)	(4.74)

Effective income tax rate	22.53	23.67	21.54

Notes to the consolidated financial statements (continued)

(b)	Income tax expense as of December 31, 2011, 2010 and 2009 comprises:

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Current -
In Peru	217,726	200,195	143,925
In other countries	1,839	3,219	3,127
	219,565	203,414	147,052
Deferred -
In Peru	(9,057)	(16,333)	(8,552)

Total	210,508	187,081	138,500

The deferred income tax has been calculated on all temporary differences considering an income tax rate of 30 percent.

(c)	The following table presents a summary of the Group’s deferred income tax:

	2011	2010
	US$(000)	US$(000)

Assets
Allowance for loan losses, net	73,429	56,163
Reserve for sundry risks, net	10,230	9,250
Share-based compensation rights provision	3,544	19,253
Other	27,267	28,248

Deferred income tax asset	114,470	112,914

Liabilities
Unrealized net gains on investments	(67,405)	(97,010)
Intangibles assets, net	(25,859)	(23,049)
Deferred commissions	(5,742)	(8,312)
Indexed certificates	(5,596)	(20,710)
Leasing operations, net	(2,153)	(2,196)
Gain for difference tax exchange	(1,438)	(917)
Other	(19,767)	(16,583)

Deferred income tax liability	(127,960)	(168,777)

Net deferred income tax liability	(13,490)	(55,863)

Notes to the consolidated financial statements (continued)

Credicorp and its subsidiaries have recorded a deferred income tax as part of the equity caption “Other reserves” for US$31.0, US$66.0 and US$14.1 million, as of December 31, 2011, 2010 and 2009, respectively, related to the income tax effects of unrealized gains and losses on investments available for sale and cash flow hedges. Likewise, the Group recognized the deferred tax liability arising from the acquisition of private hospitals (year 2011), see Note 2(a), Edyficar (year 2009), see Note 2(c) and AFP Prima (year 2006) for approximately US$35.8 million (approximately US$25.4 million, as of December 31, 2010).

(d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries up to four years after their filing. From the review of the subsidiaries’ tax returns by the Tax Authority no significant additional taxes arose for the consolidated financial statements. Management of each subsidiary has filed an appeal in the applicable cases. Tax returns of the main subsidiaries not yet reviewed by the Peruvian Tax Authority are the following:

Banco de Crédito del Perú	2008 – 2011
Edyficar	2008 – 2011
Prima AFP	2008 – 2011
Pacífico Peruano Suiza	2007 – 2011
Pacífico Vida	2007 – 2011

Nevertheless, the Peruvian Tax Authority has started tax audits for the fiscal year 2009 in Prima AFP and Pacifico Vida.

Any additional tax arising as a result of the Tax Authority review will be charged to income in the year when such additional tax is determined. At present, it is not possible to estimate the adjustments that the Tax Authority may determine; however, in Management’s opinion, it is not expected that any additional tax will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2011 and 2010.

Likewise, the Income Tax returns for the fiscal years 2006 to 2011 from Banco de Crédito de Bolivia are pending to be reviewed by the Bolivian Tax Authority.

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

Notes to the consolidated financial statements (continued)

The number of outstanding SARs and their exercise prices are as follows:

	Number of outstanding
Year of	SARs issued as of	Number of Vested SARs
Issuance	December 31, 2011	as of December 31		Exercise price
		2011	2010	2011	2010
				US$	US$

2003	-	-	36,500	5.57	6.47
2004	40,000	40,000	87,500	8.39	9.29
2005	40,000	40,000	107,500	13.40	14.30
2006	53,000	53,000	171,300	22.72	23.62
2007	45,007	45,007	168,310	22.72	23.62
2008	65,216	65,216	206,589	22.72	23.62

	243,223	243,223	777,699

Credicorp’s Management has estimated the SARs’ fair value as of December 31, 2011 and 2010, using the binomial option pricing model, considering the following market information:

Key assumptions	2011		2010

Expected volatility		39.05%		37.91%
Risk free interest rate		2.43%		3.55%
Expected lifetime		1.76 years		2.75 years
Quoted price of Credicorp shares at year-end	US$	109.47	US$	118.91

The expected life of the SARs is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the SARs is indicative of future trends, which may also not necessarily be the actual outcome.

Notes to the consolidated financial statements (continued)

The movement of SARs for the years ended December 31, 2011 and 2010 is as follows:

	2011			2010
	Outstanding			Outstanding
	SARs	Vested SARs		SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)

Balance as of January 1	795,155	777,699	76,989	1,147,463	1,038,276	60,488
Vested	-	15,627	(1,356)	-	88,683	8,451
Exercised	(550,103)	(550,103)	(45,255)	(349,260)	(349,260)	(28,272)
Decrease	(1,829)	-	-	(3,048)	-	-
(Decrease) increase in fair value	-	-	(8,290)	-	-	36,322

Balance as of December 31	243,223	243,223	22,088	795,155	777,699	76,989

Credicorp assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit. Credicorp estimates said income tax over the basis of the liability recorded for the vested benefits.

The liabilities recorded for this plan, including the above mentioned income tax, are included in the consolidated statements of financial position caption “Other liabilities – Payroll taxes, salaries and other personnel expenses”, Note 11(a), and the expenses in the consolidated statements of income caption “Salaries and employees benefits”. Modifications to SARs prices were agreed with Group’s employees.

During 2011, 2010 and previous years, the Group signed several contracts by which it acquired certificates linked to the yield of Credicorp’s shares, see Note 7(c).

(b)	Stock awards (“equity-settled transaction”)

Under this new plan Credicorp grants its own shares to the plan beneficiaries. Shares granted will vest up to 33.3 percent of all granted shares in each one of the subsequent three years to the grant date (March or April of each year).

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

Notes to the consolidated financial statements (continued)

As of December 31, 2011, the Group had granted 549,529 shares of Credicorp, of which 333,294 shares were outstanding (396,658 and 321,630 shares, respectively as of December 31, 2010). The expense recorded for the year ended December 31, 2011 amounted to approximately US$15.7 million (US$11.2 and US$5.9 million for the years ended December 31, 2010 and 2009, respectively).

19.	Off-balance sheet accounts

(a)	This item is made up as follows:

	2011	2010
	US$(000)	US$(000)

Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand by letters	3,128,534	2,718,200
Import and export letters of credit	599,466	417,011
	3,728,000	3,135,211

Derivatives
Held for trading, Note 11(b)
Forward currency contracts - buy	1,892,970	1,794,215
Forward currency contracts - sell	1,580,294	833,980
Interest rate swaps	697,436	699,800
Currency swaps	312,975	463,104
Options	64,184	103,616
Held as hedges, Note 11(b)
Cash flow hedges:
Interest rate swaps	1,187,673	999,672
Cross currency swaps	115,433	139,549
Cross currency swaps and interest rate swaps	82,226	113,362
Fair value hedges:
Interest rate swap	54,049	54,560
	5,987,240	5,201,858

Responsibilities under credit lines agreements (c)	3,525,517	2,449,807

Total	13,240,757	10,786,876

(b)	In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statements of financial position.

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

(c)	Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

20.	Interest and dividend income and interest expenses

These items are made up as follow:

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Interest and dividend income
Interest on loans	1,533,351	1,218,728	1,062,046
Interest on investments available-for-sale	223,809	191,971	183,309
Interest on due from banks	42,886	32,337	15,918
Interest on trading securities	3,900	4,824	3,320
Dividends from investments available-for-sale and trading securities	15,321	11,615	9,715
Other interest income	18,497	12,233	38,617

Total	1,837,764	1,471,708	1,312,925

Interest expenses
Interest on deposits and obligations	(217,322)	(156,106)	(226,875)
Interest on bonds and notes issued	(186,743)	(124,311)	(91,319)
Interest on due to banks and correspondents	(64,369)	(43,532)	(27,328)
Loss from hedging derivatives instruments	(7,666)	(25,692)	(10,593)
Other interest expenses	(55,500)	(64,480)	(64,449)

Total	(531,600)	(414,121)	(420,564)

During 2011, 2010 and 2009, the interest income accrued on impaired financial instruments recognized in the consolidated statements of income amounted to US$7.8, US$7.2 and US$5.0 million, respectively.

Notes to the consolidated financial statements (continued)

21.	Banking services commissions

This item is made up as follows:

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Maintenance of accounts, transfers and credit and debit card services	288,493	251,840	196,642
Funds management	147,470	125,605	100,160
Contingent loans fees	52,162	43,781	33,339
Collection services	57,036	49,836	42,841
Commissions for banking services	28,249	22,038	14,657
Brokerage and custody services	8,737	7,473	10,130
Other	25,696	24,322	39,050

Total	607,843	524,895	436,819

22.	Net premiums earned

This item is made up as follows:

		Premiums ceded	Assumed		Percentage
	Gross	to reinsurers, net	from other	Net premiums	of assumed net
	premiums (*)	(**)	companies, net	earned	premiums
	US$(000)	US$(000)	US$(000)	US$(000)%

2011
Life insurance	200,468	(8,633)	-	191,835	-
Health insurance	236,512	(3,195)	2,338	235,655	1.00
General insurance	258,274	(117,975)	6,634	146,933	4.51

Total	695,254	(129,803)	8,972	574,423	1.56

2010
Life insurance	156,611	(7,544)	-	149,067	-
Health insurance	203,635	(2,817)	3,355	204,173	1.64
General insurance	204,236	(84,935)	7,752	127,053	6.10

Total	564,482	(95,296)	11,107	480,293	2.31

2009
Life insurance	127,569	(6,120)	-	121,449	-
Health insurance	174,396	(2,536)	2,967	174,827	1.70
General insurance	232,369	(110,613)	6,650	128,406	5.18

Total	534,334	(119,269)	9,617	424,682	2.26

(*)	Includes the annual variation of the technical and unearned premiums reserves.

Notes to the consolidated financial statements (continued)

(**)	“Premiums ceded to reinsurers, net” include:

(i)	US$40.3 million for automatic contracts (mainly excess of loss) and reinstallation premiums (US$33.3 million for the year 2010).

(ii)	Gain of US$98.6 million for facultative contracts and of US$9.1 for unearned premiums ceded reserves (gain of US$94.4 and US$32.4 million for the year 2010).

23.	Net claims incurred for life, property and casualty and health insurance contracts

This item is made up as follows:

	2011
	Life	General	Health
	insurance	insurance	insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims, Note 14(b)	123,194	93,314	189,878	406,386
Ceded claims, Note 8(b)	(4,515)	(22,602)	(1,510)	(28,627)

Net insurance claims	118,679	70,712	188,368	377,759

	2010
	Life	General	Health
	insurance	insurance	insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims, Note 14(b)	102,821	82,763	161,606	347,190
Ceded claims, Note 8(b)	(2,719)	(27,849)	(1,050)	(31,618)

Net insurance claims	100,102	54,914	160,556	315,572

	2009
	Life	General
	insurance	insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	80,971	108,397	148,985	338,353
Ceded claims	(1,762)	(49,149)	(984)	(51,895)

Net insurance claims	79,209	59,248	148,001	286,458

Notes to the consolidated financial statements (continued)

24.	Other income and expenses

These items are made up as follow:

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Other income
Income from sale of seized assets	4,089	5,373	4,092
Real estate rental income	5,672	4,309	4,035
Recoveries of other accounts receivable and other assets	658	1,749	8,520
Other	19,955	19,237	15,497

Total other income	30,374	30,668	32,144

Other expenses
Commissions from insurance activities	48,847	39,796	42,701
Sundry technical insurance expenses	29,292	17,413	13,574
Provision for sundry risks, Note 11(d)	10,661	8,440	14,425
Provision for other accounts receivables	1,649	2,613	9,590
Other	19,091	22,957	16,524

Total other expenses	109,540	91,219	96,814

25.	Earnings per share

The net earnings per ordinary share has been determined over the net income attributable to equity holders of Credicorp, as follows:

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Net income attributable to equity holders of Credicorp (in thousands of U.S. Dollars)	709,272	571,302	469,785

Number of shares:
Ordinary shares, Note 16(a)	94,382,317	94,382,317	94,382,317
Less - treasury shares	(14,941,833)	(14,847,842)	(14,620,842)
Acquisition of treasury shares, net	(24,843)	(70,494)	(170,250)

Weighted average number of ordinary shares for basic earnings	79,415,641	79,463,981	79,591,225

Plus - effect of dilution	247,204	201,168	72,243

Stock awards

Weighted average number of ordinary shares adjusted for the effect of dilution	79,662,845	79,665,149	79,663,468

Basic earnings per share (in U.S. Dollars)	8.93	7.19	5.90
Diluted earnings per share (in U.S. Dollars)	8.90	7.17	5.90

Notes to the consolidated financial statements (continued)

26.	Operating segments

For management purposes, the Group is organized into four operating segments based on products and services as follows:

Banking -

Principally handling loans, credit facilities, deposits and current accounts, and providing investment banking services, including corporate finance, for corporate, individual and institutional customers.

Insurance -

Principally granting commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance. Private hospitals services are also included under this operating segment.

Pension funds -

Providing private pension fund management services to individuals.

Brokerage and other -

Including the structuring and placement of primary market issuances and the execution and trading of secondary market transactions. In addition, offers local securitization structuring to corporate entities and manages mutual funds.

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

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in 2011, 2010 and 2009.

Notes to the consolidated financial statements (continued)

(i)	The following table presents income and certain asset information regarding the Group’s operating segments (in millions of U.S. Dollars) for the years ended 31 December 2011, 2010 and 2009:

												Capital
						Provision for loan		Impairment of	Income before			expenditures,
	External	Income from other		Total	Operating income	losses, net of	Depreciation and	available–for–sale	translation result	Translation result	Net	intangible assets
	income	segments	Eliminations	income (*)	(**)	recoveries	amortization	investments	and income tax	and income tax	income	and goodwill	Total assets

2011
Banking	2,391	72	(72)	2,391	1,260	(216)	(77)	(1)	747	(134)	612	141	27,982
Insurance	682	37	(37)	682	279	-	(8)	-	90	(2)	89	133	2,101
Pension funds	106	-	-	106	-	-	(9)	-	52	(15)	37	2	239
Brokerage and other	72	54	(54)	72	(36)	1	-	-	7	(22)	(14)	3	411

Total consolidated	3,251	163	(163)	3,251	1,503	(215)	(94)	(1)	896	(173)	724	279	30,733

2010
Banking	2,042	72	(72)	2,042	1,037	(179)	(66)	(3)	662	(120)	542	139	25,941
Insurance	578	30	(30)	578	232	-	(6)	-	94	(13)	81	7	1,716
Pension funds	87	-	-	87	-	-	(10)	-	38	(9)	29	2	258
Brokerage and other	50	63	(63)	50	(47)	4	-	-	(28)	(21)	(49)	1	479

Total consolidated	2,757	165	(165)	2,757	1,222	(175)	(82)	(3)	766	(163)	603	149	28,394

2009
Banking	1,820	66	(66)	1,820	831	(167)	(57)	(10)	502	(96)	406	163	20,106
Insurance	518	15	(15)	518	192	-	(5)	-	68	(4)	64	17	1,457
Pension funds	80	-	-	80	-	-	(9)	-	35	(10)	25	2	237
Brokerage and other	40	65	(65)	40	8	4	-	-	25	(16)	9	1	214

Total consolidated	2,458	146	(146)	2,458	1,031	(163)	(71)	(10)	630	(126)	504	183	22,014

Notes to the consolidated financial statements (continued)

(ii)	The following tables presents (in millions of U.S. Dollars) the distribution of the Group’s external income, operating income, and non-current assets allocated based on the location of the customer and its assets, respectively for the years ended 31 December 2011, 2010 and 2009:

	2011			2010			2009
				Total
	Total	Operating income	Non-current assets	external	Operating income	Non-current assets	Total	Operating income	Non-current assets
	income (*)	(**)	(***)	income (*)	(**)	(***)	income (*)	(**)	(***)

Peru	3,019	1,423	719	2,540	1,158	687	2,226	958	624
Panama	50	8	155	46	13	-	46	13	-
Cayman Islands	69	16	-	69	7	-	66	1	-
Bolivia	91	42	17	83	33	19	107	50	17
United States of America	17	13	35	16	13	40	10	7	39
Chile	5	1	-	3	(2)	-	3	2	-

Total consolidated	3,251	1,503	926	2,757	1,222	746	2,458	1,031	680

(*)	Includes total interest and dividend income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

Notes to the consolidated financial statements (continued)

27.	Transactions with related parties

(a)	The Group’s consolidated financial statements as of December 31, 2011 and 2010 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp’s ) and enterprises which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

(b)	The following table shows the main transactions with related parties as of December 31, 2011 and 2010:

	2011	2010
	US$(000)	US$(000)

Direct loans	258,088	265,566
Investments available-for-sale and trading securities	139,676	120,486
Deposits	72,264	101,979
Contingent credits	38,927	26,994
Derivatives at fair value	(1,491)	(1,335)
Interest income related to loans – income	5,755	7,002
Interest expense related to deposits - expense	1,564	1,707
Other income	2,147	2,327

(c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. As of December 31, 2011, direct loans to related companies are secured by collaterals, had maturities between January 2012 and October 2019 and accrued an annual average interest rate of 7.55 percent (as of December 31, 2010, had maturities between January 2011 and November 2018 and accrued an annual average interest rate of 5.91 percent). Likewise, as of December 31, 2011, the Group maintained an allowance for loan losses to related parties amounting to US$1.5 million (US$0.1 as of December 31, 2010).

(d)	As of December 31, 2011 and 2010, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2011 and 2010, direct loans to employees, directors and key Management amounted to US$176.5 and US$140.0 million, respectively; said loans are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Credicorp or any of its Subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

(e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2011, 2010 and 2009, comprised the following:

	2011	2010	2009
	US$(000)	US$(000)	US$(000)

Salaries	6,672	5,893	4,720
Directors’ compensations	2,181	2,090	1,698

Total	8,853	7,983	6,418

Also, key executives compensation includes share based payments as explained in more detail in Note 18. SARs valuation for the years 2011, 2010 and 2009 resulted in a gain amounting to US$5.8 million, a loss amounting to US$24.5 million and a loss amounting to US$17.9 million, respectively. During said years approximately US$25.5 million, US$14.8 million and US$5.0 million, SARs were executed corresponding to SARs vested in previous years and up to April, 2011. Likewise, approximately US$4.9 million, US$3.8 million and US$1.7 million, stock awards vested in the years 2011, 2010 and 2009, respectively. The income tax is assumed by the Group.

(f)	As of December 31, 2011 and 2010, the Group has participations in different mutual funds and hedge funds managed by certain Group’s Subsidiaries; said participations are classified as trading securities or Investments available-for-sale and amounted to approximately US$75.2 and US$58.5 million, respectively.

Notes to the consolidated financial statements (continued)

28.	Financial instruments classification

The following are the carrying amounts of the financial assets and liabilities captions in the consolidated statements of financial position, by categories as defined under IAS 39:

	As of December 31, 2011						As of December 31, 2010
	Financial assets liabilities designated at						Financial assets liabilities designated at
	fair value						fair value
	Held for trading or		Loans and	Investments	Liabilities at				Loans and	Investments	Liabilities at
	hedging	At inception	receivables	available-for-sale	amortized cost	Total	Held for trading	At inception	receivables	available-for-sale	amortized cost	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	-	-	5,502,862	-	-	5,502,862	-	-	8,544,415	-	-	8,544,415
Trading securities	75,611	-	-	-	-	75,611	115,568	-	-	-	-	115,568
Investments available-for-sale	-	-	-	5,915,601	-	5,915,601	-	-	-	3,768,248	-	3,768,248
Loans, net	-	-	16,922,233	-	-	16,922,233	-	-	13,959,655	-	-	13,959,655
Financial assets designated at fair value through profit or loss	-	90,103	-	-	-	90,103	-	179,055	-	-	-	179,055
Premiums and other policies receivable	-	-	174,367	-	-	174,367	-	-	129,136	-	-	129,136
Accounts receivable from reinsurers and coinsurers	-	-	151,080	-	-	151,080	-	-	160,249	-	-	160,249
Due from customers on acceptances	-	-	61,695	-	-	61,695	-	-	70,331	-	-	70,331
Other assets, Note 11	82,519	-	550,109	-	-	632,628	84,945	-	387,679	-	-	472,624

	158,130	90,103	23,362,346	5,915,601	-	29,526,180	200,513	179,055	23,251,465	3,768,248	-	27,399,281

Liabilities
Deposits and obligation	-	-	-	-	18,703,847	18,703,847	-	-	-	-	17,818,118	17,818,118
Due to banks and correspondents	-	-	-	-	2,060,020	2,060,020	-	-	-	-	2,240,320	2,240,320
Bankers’ acceptances outstanding	-	-	-	-	61,695	61,695	-	-	-	-	70,331	70,331
Accounts payable to reinsurers and coinsurers	-	-	-	-	75,366	75,366	-	-	-	-	60,775	60,775
Bonds and notes issued	-	-	-	-	3,965,522	3,965,522	-	-	-	-	2,981,918	2,981,918
Other liabilities, Note 11	145,261	-	-	-	722,119	867,380	136,670	-	-	-	748,913	885,583

	145,261	-	-	-	25,588,569	25,733,830	136,670	-	-	-	23,920,375	24,057,045

Notes to the consolidated financial statements (continued)

29.	Financial risk management

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

The Group’s Board of Directors and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries (BCP, PPS, ASHC and Prima AFP) responsible for managing and monitoring risks, as further explained bellow:

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

(v)	Treasury and Foreign Exchange Department

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

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Group. The effectiveness of hedges is assessed by the Risk Management Department. The effectiveness of all the hedge relationships is monitored monthly. In situations of ineffectiveness, the Group will enter into a new hedge relationship to mitigate risk on a continuous basis.

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

29.1.	Credit risk -

(a)	The Group takes on exposure to credit risk, which is the risk that a counterparty will cause a financial loss by failing to discharge an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans, and investment activities that bring debt securities and other bills into the Group’s asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose the Group to similar risks to loans (direct loans); they are both mitigated by the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statements of financial position.

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

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets back securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. It is the Group’s policy to dispose off repossessed properties in an orderly manner. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not use repossessed properties for its own business.

Notes to the consolidated financial statements (continued)

(ii)	Derivatives

The Group maintains strict control limits on net open derivative positions (for example, the difference between purchase and sale contracts), by both amount and term. The amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (for example, an asset when fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit risk exposures on these instruments.

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

In order to manage credit risk, as part of the Group’s risk management structure, see Note 29(a), there is a Risk Management Department whose major functions are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, time term, among others.

Also, a Risk Assessment Committee has been established comprising three directors, the Chief Executive Officer, the Chief Financial Officer, the Deputy Chief Executive Officer, the Risk Division Manager, the Risk Management Department Manager, Central Manager Retail Banking, Central Manager Wholesale Banking, the Credit Division Manager and the Internal Audit Division Manager as an observer. Each of the financial indicators prepared by the Risk Management Department are analyzed by this committee on a monthly basis to subsequently evaluate the policies, procedures and limits currently effective at the Group to ensure that an efficient and effective risk management is always in place.

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

(b)	The maximum exposure to credit risk as of December 31, 2011 and 2010, before the effect of mitigation through any collateral, is the book value of each class of financial assets indicated in Note 29.7(a) and the contingent credits detailed in Note 19(a).

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan portfolio and investments based on the following:

-	98 percent of the gross loan portfolio is categorized in the top two grades of the internal rating system as of December 31, 2011 and 2010;

-	97 percent of the loan portfolio is considered to be neither past due nor impaired as of December 31, 2011 (98 percent as of December 31, 2010);

-	81.6 percent of the investments have at least investment credit rating (BBB- or higher) or are debt securities issued by BCRP (unrated) as of December 31, 2011 (65.7 percent as of December 31, 2010); and

-	15.2 percent and 68.7 percent of the cash and due from banks represent amounts deposited in the Group’s vaults or in the BCRP (including overnight operations), respectively, as of December 31, 2011 (10 percent and 74 percent, respectively, as of December 31, 2010).

(c)	Credit risk management for loans -

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

Notes to the consolidated financial statements (continued)

Loss (Class E): Commercial loans which are considered unrecoverable or which for any other reason should not appear on Group’s books as an asset based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days late. Consumer loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are Class E when payments are more than 365 days late.

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

The Group determines the appropriate allowance for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve its performance once a financial difficulty has arisen, projected cash flows and the expected dividend payout should bankruptcy happens, the availability of other financial support, including the realizable value of collateral, and the timing of the expected cash flows. Impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group in order to reduce any differences between loss estimates and actual loss experience.

-	Collectively assessed allowance -

Allowance requirements are assessed collectively for losses on loans and advances that are not individually significant (including consumer, micro-business and residential mortgages) and for individually significant loans and advances where there is not yet objective evidence of individual impairment (included in categories A and B). Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

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

Notes to the consolidated financial statements (continued)

Financial guarantees and letter of credit (indirect loans) are assessed and a provision estimated following a similar procedure as for loans.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is recorded.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary legal procedures have been completed. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the consolidated income statements.

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

	As of December 31, 2011
	Commercial	Residential
	loans	mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)
Neither past due nor impaired -
Normal	11,990,640	2,496,958	1,919,305	16,406,903	95
Potential problem	323,628	16,673	15,188	355,489	2

Past due but not impaired -
Normal	242,904	118,598	138,931	500,433	3
Potential problem	8,484	13,462	13,600	35,546	-

Impaired -
Substandard	72,507	23,883	44,441	140,831	1
Doubtful	80,588	26,545	49,394	156,527	1
Loss	88,119	29,026	54,012	171,157	1

Gross	12,806,870	2,725,145	2,234,871	17,766,886	103

Less: Allowance for loan losses	318,944	65,429	135,335	519,708	3

Total, net	12,487,926	2,659,716	2,099,536	17,247,178	100

Notes to the consolidated financial statements (continued)

	As of December 31, 2010
	Commercial	Residential
	loans	mortgage loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)
Neither past due nor impaired -
Normal	10,125,086	1,964,330	1,478,528	13,567,944	96
Potential problem	229,566	9,711	13,204	252,481	2

Past due but not impaired -
Normal	170,050	87,020	88,169	345,239	2
Potential problem	26,974	13,803	13,986	54,763	-

Impaired -
Substandard	67,117	22,544	38,943	128,604	1
Doubtful	63,329	21,271	36,745	121,345	1
Loss	78,645	26,414	45,632	150,691	1

Gross	10,760,767	2,145,093	1,715,207	14,621,067	103

Less: Allowance for loan losses	256,670	52,324	106,709	415,703	3

Total, net	10,504,097	2,092,769	1,608,498	14,205,364	100

As of December 31, 2011 and 2010, renegotiated loans amounts to approximately US$96.0 and US$76.7 million, respectively, of which US$23.8 and US$12.5 million, respectively, are classified as neither past due nor impaired, US$0.5 and US$0.1 million past due but not impaired, and US$71.7 and US$64.1 million impaired but not past due, respectively.

The breakdown of the gross amount of impaired loans by class, along with the fair value of related collateral and the amounts of their allowance for loan losses is as follows:

	As of December 31, 2011
	Commercial	Residential
	loans	mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	241,214	79,454	147,847	468,515

Fair value of collateral	128,611	73,815	11,824	214,250

Allowance for loan losses	132,944	38,187	111,825	282,956

Notes to the consolidated financial statements (continued)

	As of December 31, 2010
	Commercial	Residential
	loans	mortgage loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	209,091	70,229	121,320	400,640

Fair value of collateral	122,067	67,417	11,760	201,244

Allowance for loan losses	111,853	28,944	70,340	211,137

(d)	Credit risk management on investments in trading securities and available-for-sale -

The Group evaluates the credit risk identified of each of the financial instruments in these categories, considering the risk rating granted to them by a risk rating agency. For investments traded in Peru, the risk ratings use are those provided by the three most prestigious Peruvian rating agencies (authorized by the Peruvian government regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies. In the event any subsidiary use a risk-rating prepared by any other risk rating agency, such risk-ratings are standardized with those provided by the afore-mentioned institutions for consolidation purposes.

The following table shows the analysis of the risk-rating of available-for-sale investments, provided by the institutions referred to above:

	As of December 31, 2011		As of December 31, 2010
	US$(000)%		US$(000)%

Instruments rated in Peru:
AAA	481,736	8.1	250,626	6.7
AA- to AA+	88,669	1.5	73,750	2.0
A- to A+	23,984	0.4	9,034	0.2
BBB- to BBB+	-	-	148,802	3.9
BB- to BB+	2,232	-	820	-
Unrated
BCRP certificates of deposit	2,059,780	34.8	363,850	9.7
Listed and non-listed securities	254,306	4.3	260,769	6.9
Restricted mutual funds	88,319	1.5	95,929	2.5
Mutual funds	38,639	0.7	58,095	1.5
Other instruments	33,729	0.6	23,108	0.6

Subtotal	3,071,394	51.9	1,284,783	34.0

Notes to the consolidated financial statements (continued)

	As of December 31, 2011		As of December 31, 2010
	US$(000)%		US$(000)%

Instruments rated abroad:
AAA	128,762	2.2	54,057	1.4
AA- to AA+	164,636	2.8	137,681	3.7
A- to A+	501,229	8.5	488,991	13.0
BBB- to BBB+	1,377,466	23.3	947,448	25.2
BB- to BB+	162,137	2.7	270,632	7.2
Lower than B+	47,781	0.8	69,705	1.8
Unrated
Listed and non-listed securities	225,110	3.8	279,746	7.4
Central Bank of Bolivia certificates of deposit	110,945	1.9	86,527	2.3
Participation in RAL’s funds	49,263	0.8	80,195	2.1
Mutual funds	30,069	0.5	19,044	0.6
Hedge funds	27,857	0.5	9,928	0.3
Other instruments	18,952	0.3	39,511	1.0

Subtotal	2,844,207	48.1	2,483,465	66.0

Total	5,915,601	100.0	3,768,248	100.0

Notes to the consolidated financial statements (continued)

(e)	Concentration of financial instruments exposed to credit risk:

As of December 31, 2011 and 2010, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2011					2010
	Designated at fair value through profit for loss					Designated at fair value through profit for loss
	Held for trading and		Loans and	Investments		Held for trading and		Loans and	Investments
	hedging	At inception	receivables	available-for-sale	Total	hedging	At inception	receivables	available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Central Reserve Bank of Perú	-	-	3,784,514	2,059,780	5,844,294	-	-	6,307,977	363,850	6,671,827
Financial services	68,940	67,370	2,118,920	1,326,991	3,582,221	66,560	158,849	2,554,284	1,203,625	3,983,318
Manufacturing	27,389	5,308	3,184,170	551,599	3,768,466	10,190	5,096	2,936,271	437,141	3,388,698
Mortgage loans	-	-	2,595,479	-	2,595,479	-	-	2,052,428	-	2,052,428
Commerce	1,825	1,754	2,176,460	78,039	2,258,078	1,278	758	1,875,832	78,706	1,956,574
Consumer loans	-	-	2,168,437	-	2,168,437	-	-	1,668,402	-	1,668,402
Electricity, gas and water	3,581	4,741	1,063,025	328,115	1,399,462	23,412	3,913	931,537	417,503	1,376,365
Leaseholds and real estate activities	4,201	-	924,031	64,785	993,017	40	-	909,174	69,627	978,841
Mining	138	7,640	834,210	150,387	992,375	21,856	8,266	860,521	83,292	973,935
Government and public administration	50,739	-	310,817	993,166	1,354,722	73,515	677	23,801	848,856	946,849
Micro-business loans	-	-	1,505,476	-	1,505,476	-	-	909,422	-	909,422
Communications, storage and transportation	39	2,152	665,460	271,922	939,573	239	837	710,116	165,589	876,781
Community services	10	-	585,654	94	585,758	5	-	416,630	-	416,635
Agriculture	383	-	292,648	674	293,705	88	-	284,419	7,007	291,514
Education, health and other services	323	-	339,201	21,591	361,115	573	-	173,028	36,878	210,479
Insurance	-	-	178,795	-	178,795	1,435	-	186,881	12,223	200,539
Construction	523	1,138	245,083	30,006	276,750	606	659	134,297	5,949	141,511
Fishing	-	-	162,196	2,747	164,943	74	-	131,830	160	132,064
Other	39	-	227,770	35,705	263,514	642	-	184,615	37,842	223,099

Total	158,130	90,103	23,362,346	5,915,601	29,526,180	200,513	179,055	23,251,465	3,768,248	27,399,281

Notes to the consolidated financial statements (continued)

As of December 31, 2011 and 2010, the financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2011
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	119,391	28,390	21,410,476	3,843,207	25,401,464
United States of America	18,468	26,981	425,327	939,126	1,409,902
Bolivia	182	-	942,281	179,353	1,121,816
Colombia	4,028	-	210,324	172,117	386,469
Chile	135	-	43,610	284,047	327,792
Europe:
United Kingdom	14,941	-	56,874	62,283	134,098
Switzerland	-	-	51,871	6,485	58,356
France	-	31,157	1,696	11,735	44,588
Luxembourg	-	2,201	-	26,466	28,667
Spain	-	-	8,844	16,815	25,659
Netherlands	-	-	77	20,782	20,859
Other Europe	136	-	12,273	5,610	18,019
Brazil	-	297	7,460	113,710	121,467
Supranational	-	-	-	74,910	74,910
Mexico	-	-	10,001	59,865	69,866
Other	849	1,077	181,232	99,090	282,248

Total	158,130	90,103	23,362,346	5,915,601	29,526,180

Notes to the consolidated financial statements (continued)

	2010
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	146,345	23,139	20,946,686	1,794,744	22,910,914
United States of America	44,413	75,492	968,809	991,313	2,080,027
Bolivia	263	-	861,967	188,274	1,050,504
Chile	662	-	34,772	324,140	359,574
Colombia	-	-	6,664	120,944	127,608
Europe:
United Kingdom	8,178	-	53,799	53,825	115,802
France	-	79,510	83	13,241	92,834
Switzerland	-	-	44,946	5,816	50,762
Netherlands	-	-	164	27,585	27,749
Spain	-	-	16,531	2,937	19,468
Luxembourg	-	-	-	8,633	8,633
Other Europe	-	-	23,486	2,988	26,474
Brazil	-	-	9,674	90,318	99,992
Supranational	-	-	-	63,152	63,152
Mexico	-	-	10,323	28,247	38,570
Other	652	914	273,561	52,091	327,218

Total	200,513	179,055	23,251,465	3,768,248	27,399,281

29.2.	Market risk -

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

Notes to the consolidated financial statements (continued)

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios are managed using Asset and Liability Management (ALM).

(a)	Trading Book –

The trading book is characterized for having liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as a principal with the clients or with the market. This portfolio includes investments and all derivatives both of them classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions.

Daily calculation of VaR is a statistically-based estimate of the potential loss on the current portfolio from adverse market movements.

The VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR times the square root of 10. This adjustment will be exact only if the changes in the portfolio in the following days have a normal distribution identical and independent; otherwise, the VAR to 10 days will be an approximation.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure should occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Risk Committee of the Treasury and ALM, the Risk Management Committees and Senior Management.

In VaR calculation, the foreign exchange effect is not included because it is measured in the net monetary position, see note 29.2 (b)(ii).

Notes to the consolidated financial statements (continued)

As of December 31, 2011 and 2010, the Group’s VaR by type of asset is as follows:

	2011	2010
	US$(000)	US$(000)

Equity investments	234	76
Debt Investments	4,763	2,427
Swaps	3,957	2,516
Forwards	6,325	2,091
Options	9	97
Diversification effect	(7,707)	(3,749)
Consolidated VaR by asset type	7,581	3,458

As of December 31, 2011 and 2010, the Group’s VaR by risk type is as follows:

	2011	2010
	US$(000)	US$(000)

Interest rate risk	7,596	3,500
Price risk	234	76
Volatility risk	4	25
Diversification effect	(253)	(143)
Consolidated VaR by risk type	7,581	3,458

(b)	ALM Book –

Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of the assets compared to its liabilities and hence to a reduction of its net worth.

(i)	Interest rate risk -

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Cash flows interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. The Group takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on both its fair value and cash flows risks. Interest margins may increase as a result of such changes but may also decrease in the event that unexpected movements arise. The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken, which is monitored daily by the Treasury Department.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2011
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	4,246,213	78,627	54,071	29,383	-	1,094,568	5,502,862
Investments	375,861	923,166	1,666,189	836,462	1,437,811	751,723	5,991,212
Loans, net	2,162,685	4,925,920	3,257,678	4,363,071	2,212,879	-	16,922,233
Financial assets designated at fair value through profit or loss	239	-	1,012	7,043	4,937	76,872	90,103
Premiums and other policies receivables	-	-	-	-	-	174,367	174,367
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	151,080	151,080
Other assets	-	-	-	-	-	1,900,936	1,900,936
Total assets	6,784,998	5,927,713	4,978,950	5,235,959	3,655,627	4,149,546	30,732,793

Liabilities
Deposits and obligations	4,373,417	873,441	6,663,716	1,314,787	87,798	5,390,688	18,703,847
Due to banks and correspondents	463,660	170,703	683,052	562,815	121,513	58,277	2,060,020
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	75,366	75,366
Technical, insurance claims reserves and reserves for unearned premiums	23,622	19,418	59,191	303,226	596,492	376,349	1,378,298
Bonds and notes issued	711,515	2,737	33,934	1,289,361	1,856,528	71,447	3,965,522
Other liabilities	-	-	250,000	-	-	837,100	1,087,100
Equity	-	-	-	-	-	3,462,640	3,462,640
Total liabilities and equity	5,572,214	1,066,299	7,689,893	3,470,189	2,662,331	10,271,867	30,732,793

Off-Balance sheet items
Derivatives assets	495,709	255,321	485,646	202,705	-	-	1,439,381
Derivatives liabilities	14,595	66,720	317,161	972,288	68,617	-	1,439,381
	481,114	188,601	168,485	(769,583)	(68,617)	-	-
Marginal gap	1,693,898	5,050,015	(2,542,458)	996,187	924,679	(6,122,321)	-

Accumulated gap	1,693,898	6,743,913	4,201,455	5,197,642	6,122,321	-	-

Notes to the consolidated financial statements (continued)

	As of December 31, 2010
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	5,567,838	1,325,201	26,999	-	-	1,624,377	8,544,415
Investments	535,658	274,790	256,872	860,605	1,088,441	867,450	3,883,816
Loans, net	1,903,439	3,931,178	2,594,608	3,753,193	1,777,237	-	13,959,655
Financial assets designated at fair value through profit or loss	-	40	1,443	2,999	6,047	168,526	179,055
Premiums and other policies receivables	-	-	-	-	-	129,136	129,136
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	160,249	160,249
Other assets	-	-	-	-	-	1,534,831	1,534,831
Total assets	8,006,935	5,531,209	2,879,922	4,616,797	2,871,725	4,484,569	28,391,157

Liabilities
Deposits and obligations	6,366,203	4,150,629	2,379,260	518,882	42,574	4,360,570	17,818,118
Due to banks and correspondents	511,317	509,355	958,955	118,143	110,017	32,533	2,240,320
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	60,775	60,775
Technical, insurance claims reserves and reserves for unearned premiums	51,258	31,035	139,700	188,801	432,951	352,578	1,196,323
Bonds and notes issued	840,256	38,807	137,381	419,553	1,518,419	27,502	2,981,918
Other liabilities	-	-	250,000	-	-	913,452	1,163,452
Equity	-	-	-	-	-	2,930,251	2,930,251
Total liabilities and equity	7,769,034	4,729,826	3,865,296	1,245,379	2,103,961	8,677,661	28,391,157

Off-Balance sheet items
Derivatives assets	507,560	348,181	245,977	179,503	25,922	-	1,307,143
Derivatives liabilities	280,099	351,836	331,670	291,862	51,676	-	1,307,143
	227,461	(3,655)	(85,693)	(112,359)	(25,754)	-	-
Marginal gap	465,362	797,728	(1,071,067)	3,259,059	742,010	(4,193,092)	-

Accumulated gap	465,362	1,263,090	192,023	3,451,082	4,193,092	-	-

Notes to the consolidated financial statements (continued)

Sensitivity to changes in interest rates –

The following table presents the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s consolidated income statement and consolidated statements of comprehensive income; before income tax and non-controlling interest.

The sensitivity of the consolidated income statement is the effect of the assumed changes in interest rates on the net interest income for one year before income tax and non-controlling interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2011 and 2010, including the effect of derivatives instruments. The sensitivity of consolidated comprehensive income is calculated by revaluing fixed rate available-for-sale financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivatives instruments designated as cash flow hedges, as of December 31, 2011 and 2010 for the effects of the assumed changes in interest rates:

	As of December 31, 2011
			Sensitivity of net		Sensitivity of
Currency	Changes in basis points		income		comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	15,400	-/+	41,907
U.S. Dollar	+/-	75	+/-	23,100	-/+	62,861
U.S. Dollar	+/-	100	+/-	30,800	-/+	83,815
U.S. Dollar	+/-	150	+/-	46,199	-/+	125,722
Peruvian Currency	+/-	50	-/+	792	-/+	41,839
Peruvian Currency	+/-	75	-/+	1,188	-/+	62,759
Peruvian Currency	+/-	100	-/+	1,585	-/+	83,678
Peruvian Currency	+/-	150	-/+	2,377	-/+	125,518

	As of December 31, 2010
			Sensitivity of net		Sensitivity of
Currency	Changes in basis points		Income		comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	8,607	-/+	57,293
U.S. Dollar	+/-	75	+/-	12,911	-/+	85,940
U.S. Dollar	+/-	100	+/-	17,215	-/+	114,587
U.S. Dollar	+/-	150	+/-	25,822	-/+	171,880
Peruvian Currency	+/-	50	-/+	1,658	-/+	32,541
Peruvian Currency	+/-	75	-/+	2,487	-/+	48,812
Peruvian Currency	+/-	100	-/+	3,317	-/+	65,083
Peruvian Currency	+/-	150	-/+	4,917	-/+	97,624

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

Notes to the consolidated financial statements (continued)

Securities, mutual funds and hedge funds are not considered as part of the investment securities for sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the expected unrealized gain or loss, before income tax, as of December 31, 2011 and 2010 is presented below:

	Changes in market
Market price sensitivity	prices	2011	2010
	%	US$(000)	US$(000)

Equity securities	+/-10	47,942	54,052
Equity securities	+/-25	119,854	135,129
Equity securities	+/-30	143,825	162,155
Mutual funds	+/-10	6,871	7,714
Mutual funds	+/-25	17,177	19,285
Mutual funds	+/-30	20,612	23,142
Hedge funds	+/-10	2,786	993
Hedge funds	+/-25	6,964	2,482
Hedge funds	+/-30	8,357	2,978

(ii)	Foreign exchange risk -

The Group is exposed to foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.

Notes to the consolidated financial statements (continued)

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2011 and 2010, the Group’s assets and liabilities by currencies were as follows:

	2011				2010
		Peruvian	Other			Peruvian	Other
	U.S. Dollars	currency	currencies	Total	U.S. Dollars	currency	currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,848,401	1,528,576	125,885	5,502,862	3,555,965	4,747,802	240,648	8,544,415
Trading securities	18,416	57,195	-	75,611	59,020	56,548	-	115,568
Available-for-sale investments	2,402,643	3,156,017	356,941	5,915,601	2,162,738	1,223,339	382,171	3,768,248
Loans, net	9,734,175	6,773,628	414,430	16,922,233	8,356,316	5,260,816	342,523	13,959,655
Financial assets designated at fair value through profit or loss	90,103	-	-	90,103	179,055	-	-	179,055
Other assets	684,549	496,948	122,773	1,304,270	435,766	534,057	14,382	984,205
	16,778,287	12,012,364	1,020,029	29,810,680	14,748,860	11,822,562	979,724	27,551,146

Monetary liabilities -
Deposits and obligations	(9,282,891)	(8,718,597)	(702,359)	(18,703,847)	(9,135,298)	(8,051,953)	(630,867)	(17,818,118)
Due to bank and correspondents	(1,755,816)	(304,204)	-	(2,060,020)	(1,966,845)	(273,366)	(109)	(2,240,320)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(994,522)	(383,776)	-	(1,378,298)	(892,998)	(303,325)	-	(1,196,323)
Bonds and notes issued	(3,491,135)	(474,387)	-	(3,965,522)	(2,307,392)	(550,014)	(124,512)	(2,981,918)
Other liabilities	(728,792)	(381,619)	(52,055)	(1,162,466)	(778,953)	(378,935)	(66,339)	(1,224,227)
	(16,253,156)	(10,262,583)	(754,414)	(27,270,153)	(15,081,486)	(9,557,593)	(821,827)	(25,460,906)
	525,131	1,749,781	265,615	2,540,527	(332,626)	2,264,969	157,897	2,090,240

Forwards position, net	339,606	(346,262)	6,656	-	956,279	(951,426)	(4,853)	-
Currency swaps position, net	(167,263)	167,263	-	-	(222,854)	222,854	-	-
Cross currency swaps position, net	(197,659)	82,226	115,433	-	(252,912)	129,050	123,862	-
Options, net	3,269	(3,269)	-	-	25,561	(25,561)	-	-

Net monetary position	503,084	1,649,739	387,704	2,540,527	173,448	1,639,886	276,906	2,090,240

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

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which the Group had significant exposure as of December 31, 2011 and 2010 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax. A negative amount in the table reflects a potential net reduction in consolidated income statement, while a positive amount reflects a net potential increase:

	Change in
Sensitivity Analysis	currency rates	2011	2010
	%	US$(000)	US$(000)

Devaluation -
Peruvian Currency	5	(86,828)	(86,310)
Peruvian Currency	10	(183,304)	(182,210)

Revaluation -
Peruvian Currency	5	78,559	78,090
Peruvian Currency	10	149,976	149,081

29.3.	Liquidity risk -

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

Liquidity requirements to support calls under guarantees and standby letters of credit (indirect loans) are considerably less than the amount of the commitment, because the Group does not generally expect the third party to draw funds under the agreement. The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, as many of these commitments will expire or terminate without being funded.

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

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statements of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2011						As of December 31, 2010
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deposits and obligations	5,411,905	1,052,528	10,728,911	1,533,582	133,685	18,860,611	6,621,322	1,632,975	7,261,138	2,216,721	101,295	17,833,451
Due to banks and correspondents	470,666	96,349	571,842	997,278	197,562	2,333,697	461,395	435,312	448,035	1,021,677	125,798	2,492,217
Accounts payable to reinsurer and coinsurers	18,899	33,650	22,817	-	-	75,366	13,164	22,616	17,858	7,137	-	60,775
Technical, insurance claims reserves and reserves for unearned premiums	36,818	83,432	139,250	342,179	1,076,579	1,678,258	95,367	99,823	328,704	249,394	780,915	1,554,203
Bonds and notes issued	26,354	242,985	690,932	2,191,469	2,437,042	5,588,782	185,574	108,294	408,510	1,371,600	2,222,598	4,296,576
Other liabilities	626,736	32,322	268,452	471	9,713	937,694	466,002	120,533	41,496	332,394	1,665	962,090

Total liabilities	6,591,378	1,541,266	12,422,204	5,064,979	3,854,581	29,474,408	7,842,824	2,419,553	8,505,741	5,198,923	3,232,271	27,199,312

The table below shows the contractual maturity of the Group’s contingent credits at the date of the consolidated statements of financial position:

	As of December 31, 2011						As of December 31, 2010
		From 1 to 3	From 3 to 12					From 1 to 3	From 1 to 12
	Up to a month	months	months	From 1 to 5 years	Over 5 years	Total	Up to a month	months	months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Contingent credits	375,937	1,332,821	1,490,899	451,492	76,851	3,728,000	247,146	1,069,485	1,328,131	370,721	119,728	3,135,211

The group expects that not all of the contingent liabilities or commitments will be drawn before expiration of the commitments.

Notes to the consolidated financial statements (continued)

29.4.	Operational risk -

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

The above risks exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of risks type and level of insured benefits. This is largely achieved through diversification across industry sectors and geography. Further, strict claim review policies to assess all new and ongoing claims, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

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

Notes to the consolidated financial statements (continued)

(a)	Sensitivity to changes in interest rates -

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, in consolidated income statement and consolidated statements of comprehensive income of the insurance activity, before income tax:

	As of December 31, 2011
			Sensitivity of net		Sensitivity of
Currency	Changes in basis points		income		comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	-/+	108	-/+	16,895
U.S. Dollar	+/-	75	-/+	163	-/+	25,343
U.S. Dollar	+/-	100	-/+	217	-/+	33,791
U.S. Dollar	+/-	150	-/+	325	-/+	50,686
Peruvian Currency	+/-	50	+/-	74	-/+	6,444
Peruvian Currency	+/-	75	+/-	111	-/+	9,665
Peruvian Currency	+/-	100	+/-	148	-/+	12,887
Peruvian Currency	+/-	150	+/-	222	-/+	19,331

	As of December 31, 2010
			Sensitivity of net		Sensitivity of
Currency	Changes in basis points		income		comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	199	-/+	23,263
U.S. Dollar	+/-	75	-/+	299	-/+	34,894
U.S. Dollar	+/-	100	-/+	399	-/+	46,525
U.S. Dollar	+/-	150	-/+	598	-/+	69,788
Peruvian Currency	+/-	50	+/-	79	-/+	12,743
Peruvian Currency	+/-	75	+/-	118	-/+	19,115
Peruvian Currency	+/-	100	+/-	158	-/+	25,487
Peruvian Currency	+/-	150	+/-	237	-/+	38,230

The interest rate sensitivities set out in the table above are illustrative only and employ simplified scenarios. It should be noted that the effects may not be linear and therefore the results cannot be extrapolated. The sensitivities do not incorporate actions that could be taken by Management to mitigate the effect of the interest rate movements, nor any changes in policyholders’ behaviors.

(b)	Liquidity risk of the insurance activity -

The Group’s insurance companies are exposed to requirements of cash available, mainly for contracts of insurance claims of short term. The Group holds the available funds for covering its liabilities according to their maturity and estimated unexpected claims.

Notes to the consolidated financial statements (continued)

The Group’s insurance companies control liquidity risk through the exposure of the maturity of their liabilities. Therefore, the investment plan has been structured considering the maturities in order to manage the risk of fund requirements to cover insurance claims and others, in addition to the Group support.

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

Unit linked liabilities are payable on demand and are included in the up to a year column.

(c)	Credit risk of the insurance activity -

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, ascertaining suitable allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues unit linked contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on unit linked financial assets.

Notes to the consolidated financial statements (continued)

-	The Group has not provided the credit risk analysis for the financial assets of the unit linked business. This is due to the fact that, in unit linked business, the liability to policyholders is linked to the performance and value of the assets that back those liabilities and the shareholders have no direct exposure to any credit risk in those assets.

29.6.	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes.

The Group’s objectives when managing capital, which is a broader concept than the “Equity” on the face of the consolidated statements of financial position, are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business.

On June 2008, by means of Legislative Decree N° 1028, the Banking Law was amended. The amendments provided that the regulatory capital must be equal to or more than 10 percent of total risk weighted assets and contingent operations, represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the weighted assets and contingent credits by credit risk. This calculation must include all balance sheet exposures or assets in local or foreign currency. This ratio was gradually implemented until July 2011. As of December 31, 2011 and 2010, the minimum requirement is 10.0 and 9.8 percent, respectively.

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

According to the SBS regulations, the Junior Subordinated Notes issued by BCP are computable to determinate the Group’s regulatory capital, see Note 15(a)(iii).

As of December 31, 2011 and 2010, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately US$3,022.7 and US$2,391.3 million, respectively. This regulatory capital has been determined in accordance with SBS regulations in force as of such dates. According to the SBS regulations, the Group’s regulatory capital exceeds in approximately US$549.8 million the minimum regulatory capital required as of December 31, 2011 (approximately US$514.8 million as of December 31, 2010).

Notes to the consolidated financial statements (continued)

On July 20, 2011, SBS issued Resolution N° 8425 - 2011which states that an entity must determine an additional regulatory capital. In this sense, Peruvian financial institutions must develop a process to assess the adequacy of its regulatory capital in relation with their risk profile, which must follow the methodology described in said resolution. The additional regulatory capital will be equal to the amount of regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk, interest rates risk, among others. Peruvian financial institutions have a term of five years from July 2012 to adequate their regulatory capital to the new requirements.

Considering the excess of regulatory capital held by the Group as of December 31. 2011 in the Management’s opinion, the Bank has complied with the requirements set forth in such resolution.

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

Notes to the consolidated financial statements (continued)

Based in the aforementioned, set out below is a comparison of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position. The table does not include the fair values of non-financial assets and non-financial liabilities:

	2011		2010
	Book	Fair	Book	Fair
	value	value	value	value
	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	5,502,862	5,502,862	8,544,415	8,544,415
Trading securities	75,611	75,611	115,568	115,568
Investments available-for-sale	5,915,601	5,915,601	3,768,248	3,768,248
Loans, net	16,922,233	16,933,934	13,959,655	13,969,223
Financial assets designated at fair value through profit or loss	90,103	90,103	179,055	179,055
Premiums and other policies receivable	174,367	174,367	129,136	129,136
Accounts receivable from reinsurers and coinsurers	151,080	151,080	160,249	160,249
Due from customers on acceptances	61,695	61,695	70,331	70,331
Other assets	632,628	632,628	472,624	472,624
Total	29,526,180	29,537,881	27,399,281	27,408,849

Liabilities
Deposits and obligation	18,703,847	18,703,847	17,818,118	17,818,118
Due to banks and correspondents	2,060,020	2,054,358	2,240,320	2,233,406
Banker’s acceptances outstanding	61,695	61,695	70,331	70,331
Accounts payable to reinsurers and coinsurers	75,366	75,366	60,775	60,775
Bonds and notes issued	3,965,522	3,711,199	2,981,918	3,075,377
Other liabilities	867,380	867,380	885,583	885,583
Total	25,733,830	25,473,845	24,057,045	24,143,590

Notes to the consolidated financial statements (continued)

(b)	Determination of fair value and fair values hierarchy –

The following table shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

		Level 1	Level 2	Level 3	Total
December 31, 2011	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments:
Held for trading		-	70,654	-	70,654
Held as hedges		-	11,865	-	11,865
	11(b)	-	82,519	-	82,519

Trading securities		75,611	-	-	75,611
Financial assets designated at fair value through profit or loss	7(a)	76,931	13,172	-	90,103
Investments available-for-sale
Debt securities		1,416,430	3,971,524	8,562	5,396,516
Equity securities		471,759	6,781	876	479,416
	5(a)	1,888,189	3,978,305	9,438	5,875,932
Total financial assets		2,040,731	4,073,996	9,438	6,124,165

Financial liabilities
Derivative financial instruments:
Held for trading		-	70,263	-	70,263
Held as hedges		-	74,998	-	74,998
Total financial liabilities	11(b)	-	145,261	-	145,261

Notes to the consolidated financial statements (continued)

		Level 1	Level 2	Level 3	Total
December 31, 2010	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments:
Held for trading		-	65,090	-	65,090
Held as hedges		-	19,855	-	19,855
	11(b)	-	84,945	-	84,945

Trading securities		115,568	-	-	115,568
Financial assets designated at fair value through profit or loss	7(a)	179,055	-	-	179,055
Investments available-for-sale
Debt securities		790,196	2,380,811	18,427	3,189,434
Equity securities		529,267	3,793	7,455	540,515
	5(a)	1,319,463	2,384,604	25,882	3,729,949
Total financial assets		1,614,086	2,469,549	25,882	4,109,517

Financial liabilities
Derivative financial instruments:
Held for trading		-	55,788	-	55,788
Held as hedges		-	80,882	-	80,882
Total financial liabilities	11(b)	-	136,670	-	136,670

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

As of December 31, 2011 and 2010, the net unrealized gain of Level 3 financial instruments amounts to US$1.4 million and US$2.8 million, respectively and the gross impairment recorded amounted to US$7.8 million and US$11.2 million, respectively. During 2011 and 2010, there were no transfer from Level 3 to Level 1 and Level 2 of financial instruments measured at fair value.

Notes to the consolidated financial statements (continued)

29.8.	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk thfat the Group will be accused of poor administration or under-performance.

As of December 31, 2011 and 2010, the assigned value of the financial assets under administration (in millions of U.S. Dollars) is as follows:

	2011	2010

Investments funds	2,818.8	2,842.7
Pension funds	9,395.8	9,674.9
Equity managed	3,850.5	3,694.0

Total	16,065.1	16,211.6

30.	Commitments and contingencies

Legal claim contingency –

On September 22, 2011, the Trustee for the liquidations of Bermard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated state of Bermard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120 million (“the Complaint”), which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited (hereafter “Fairfield”), a feeder fund that invested in BLMIS.

The Complaint further alleges that the Madoff Trustee filed an adversary proceeding against Fairfield, seeking to avoid and recover the initial transfers of monies from BLMIS to Fairfield; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” of “avoided transfers” from BLMIS to Fairfield that Fairfield subsequently transferred to ASB. The Madoff Trustee has filed similar actions against other alleged “subsequent transferees” that invested in Fairfield and its sister entities which, in turn, invested and redeemed funds from BLMIS.

In addition, ASB, as well as other defendants, filed a motion to withdraw the reference to Bankruptcy Court. ASB´s Management considers that the case against ASB raises several important issues that it believes require interpretation of federal, non-bankruptcy law and which interpretation should be addressed by a U.S. federal district court as opposed to a federal bankruptcy court. In this regard, an administrative order entered by the Bankruptcy Court on March 5, 2012 provides that the defendants, including ASB, shall file one consolidated brief no later than May 3, 2012 regarding this issue.

Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously, both in the Bankruptcy Court or District Court, as applicable. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield re-invested them in BLMIS, through another vehicle, that resulted in a net loss in the funds that ASB managed on behalf of its clients for approximately US$ 78 million as of December, 2008.

Notes to the consolidated financial statements (continued)

ASB counsel and the Trustee have agreed that ASB has until September 5, 2012 to move, answer or otherwise respond to the Complaint.

In addition, on April 13, 2012 the liquidator of Fairfield filed a complaint in the U.S. Bankruptcy Court against ASB and the beneficial owners of accounts in the Fairfield funds held by ASB by which it seeks recovery of approximately US$115 million that were invested in Fairfield funds and redeemed prior to June 15, 2005 and Fairfield´s insolvency, alleging various common law claims grounded in British Virgin Islands law.

ASB´s time to move, answer or otherwise respond to the Fairfield complaint will not begin to run until ASB is formally served, so no immediate response to the Fairfield complaint is required. In addition, at present, all the actions by the Fairfield liquidator have been stayed, pending resolution of litigation in the British Virgin Islands, where a Court of Appeal is currently deciding whether the Fairfield liquidator may recover proceeds from their investors. Management believes that ASB has substantial defenses against the claims alleged in the complaint and intends to contest these claims vigorously.

Purchase agreement –

Credicorp, through its subsidiary BCP, reached an agreement on November 30, 2011 with the shareholders of Correval S.A. Sociedad Comisionista de Bolsa, a brokerage entity established in Bogota, Colombia, to acquire a 51 percent stake in such entity for approximately US$76.5 million. Closing of this transaction was subject to the approval from the authorities in Colombia and Peru, among other precedent conditions that were fulfilled on April 2012. According to Management of the Group, payment will take place in the upcoming days.

Also, the Group, through its subsidiary BCP, on April 23, 2012, reached an agreement in principle with the shareholders of IMTrust S.A., a brokerage entity established in Santiago, Chile, to acquire a 60.6 percent stake in such entity for an amount approximately to 3.5 percent of Credicorp´s net equity. Closing of this transaction is subject to the completion of a due diligence process and the approval from the regulatory authorities in Chile and Peru.

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

151

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ ALVARO CORREA

Name:	Alvaro Correa
Tittle:	Chief Financial Officer

Dated: April 27, 2012

152

EXHIBIT INDEX

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

153