Form 20-F/A
period 2011-12-31
CREDICORP LTD
filed 2012-11-08
CIK 1001290

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

Yes           ☐                  No       ☒

Explanatory Note

We are filing this Amendment No. 1 (“Form 20-F/A”) to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011, originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2011 (the “Form 20-F”), to re-file our financial statements in Item 18 to include the signature of our independent auditor, Medina, Zaldívar, Paredes & Asociados, a member of Ernst & Young Global, in its Report of Independent Registered Public Accounting Firm that accompanies our Consolidated Financial Statements. This amendment does not contain any changes to data and footnotes in our Consolidated Financial Statements.

This Form 20-F/A is accompanied by currently dated certifications on Exhibits 12.3, 12.4, 13.3 and 13.4 by our Chief Executive Officer and Chief Financial Officer. Because this Form 20-F/A does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 4 and 5 of the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been omitted.

Except as expressly set forth in this Form 20-F/A, we are not amending any other part of the Form 20-F. This Form 20-F/A does not reflect events occurring after the filing of the Form 20-F or modify or update any related or other disclosures, including forward-looking statements, unless expressly noted otherwise. Accordingly, this Form 20-F /A should be read in conjunction with the Form 20-F.

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

1

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

ITEM 19.         EXHIBITS

(a)    Index to Exhibits

12.3	Certification by the Chief Executive Officer pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.4	Certification by the Chief Financial Officer pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.3	Certification by the Chief Executive Officer pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.4	Certification by the Chief Financial Officer pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ ALVARO CORREA

Name:	Alvaro Correa
Tittle:	Chief Financial Officer

Dated: November 7, 2012

EXHIBIT INDEX

12.3	Certification by the Chief Executive Officer pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.4	Certification by the Chief Financial Officer pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.3	Certification by the Chief Executive Officer pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.4	Certification by the Chief Financial Officer pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

3