Form 20-F
period 2012-12-31
CREDICORP LTD
filed 2013-04-30
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Item 17  ☐                       Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes           ☐                  No       ☒

ABBREVIATIONS

Abbreviation	Meaning
ACII	Chartered Insurance Institute
AFM	Administradora de Fondos Mutuos or Mutual Fund Administrators
AFP	Administradora de Fondo de Pensiones or Pension funds private administrators
AGF	Administradora General de Fondos or General Funds Management
AIAF	Associate in Insurance Accounting& Finance
AIC	Associate in Claims
ALCO	Asset and Liabilities Committee
ALICO	American Life Insurance Company
ALM	Asset and Liabilities Management Service
AMIM	Associate in Marine Insurance Management
AMLCA	Anti-Money Laundering Certified Associate
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia's Stock Market Self-regulator
APC	Agreement of Commercial Promotion
ARe	Associate in Reinsurance
ARM	Associated Risk Management
ASB	Atlantic Security Bank
ASBANC	Asociación de Bancos del Perú or Peruvian Banker Association
ASHC	Atlantic Security Holding Corporation
ATM	Automated Teller Machine (cash machine)
AU	Associate in Underwriting
AuMs	Assets under Management
BAH	Bachelor of Arts with Honors
BCI	Banco de Crédito e Inversiones
BCM	Business Continuity Management
BCP	Banco de Crédito del Perú
BCP Capital S.A.A.	BCP Capital
BCR	Banco Central de Reserva del Perú or Peruvian Central Bank
BIS I Accord	Basel Committee on Banking Regulations and Supervisory Practices of International Settlements
Bladex	Banco Latinoamericano de Comercio Exterior
BLMIS	Bernard L. Madoff Investment Securities LLC
BVI	British Virgin Islands
CAF	Corporación Andina de Fomento or Andean Development Corporation
CARE	Cooperative for Assistance and Relief Everywhere
CGU	Cash-Generating Unit
CID	Corporate and international Division
CIMA	Cayman Islands Monetary Authority
CITIP	Certificate in Information Technology for Insurance Professionals
CLU	Chartered Life Underwriter
COFIDE	Corporación Financiera de Desarrollo S.A. or Peruvian government-owned development bank
CONASEV	Comisión Nacional Supervisora de Empresas y Valores del Perú or National Commission for the Supervision of Corporations and Securities
COO	Chief Operating Officer

COSO	Committee of Sponsoring Organization of the Tread way Commission
CPCU	Chartered Property Casualty Underwriter
CRAC	Caja Rural de Ahorro y Crédito or Rural saving and loan institution
CRISC	Certificated in Risk and Information Systems
CRM	Customer Relationship Management
CRMA	Certificated in Risk and Management Assurance
CSI	Credicorp Securities Inc.
CTS	Severance indemnity Deposits
Edyficar	Empresa Financiera Edyficar S.A.
EPS	Entidad Prestadora de Salud or Health Care Facility
ERM	Enterprise Risk Management
GDP	Gross Domestic Product
FATCA	Foreign Account Tax Compliance Act
FATF	Financial Action Task Force
FDI	Foreign Direct investment
FEB	Federación de Empleados Bancarios or Federation of Banking Employees
FIBA	Florida International Bankers Association
FINRA	Financial Industry Regulatory Authority
FSSA	Financial System Supervisory Authority
FTA	Free Trade Agreement
IASB	International Accounting Standards Board
IBD	Introducing Broker Dealer
IBNR	Incurred but not reported
ICBC	Industrial and Commercial Bank of China
IFRS	International Financial Reporting Standards
IGBVL	Índice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IIA	Institute of Internal Auditors
IMF	International Monetary Fund
IRB	Internal Ratings-Based
IRS	Interest Rate Swap
ISACA	Information Systems Audit and Control Association
KRI	Key Risk Indicators
LIBOR	London InterBank Offered Rate
LTV	Loan to Value
M&A	Mergers and Acquisitions
MALI	Museo de Arte de Lima or Lima's Fine Arts Museum
MILA	Mercado Integrado de Latinoamericano or Integrated Latin American Market -among Chile, Colombia and Peru
MMD	Middle-Market Division
MODASA	Motores Diesel Andinos S.A.
MRCR	Minimun Regulatory Capital Required
MRTA	Movimiento Revolucionario Tupac Amaru
NEP	Net Earned Premiuns
NIM	Net Interest Margin
NYSE	New York Stock Exchange
OIS	Overnight Indexed Swap

OTC	Over-the-counter
RAM	Monthly Insurable Remuneration
RB&WM	Retail Banking Wealth Management Group
RIA	Registered Investment Advisor
RMV	Remuneración Mínima Vital or Minimum Vital Wage
ROAE	Return on Average Equity
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAM	Standardized Approach Method
SARs	Stock Appreciation Rights
SBS	Superintendencia de Banca, Seguros y AFP or Superintendecy of Banks, Insurance and Pension Funds
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEC	U.S. Securities and Exchange Commission
SIPG	Securities Investor Protection Corporation
SME	Small and medium enterprise
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market
SOAT	Seguro obligatorio para accidentes de tránsito or Obligatory assurance for accidents of traffic
Solucion EAH	Solución Empresa Aseguradora Hipotecaria or Mortgage insurer company
SPP	Sistema Privado de Pensiones or Private Pension System
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria or Superintendence of Tributary Administration
SVS	Superintendencia de Valores y Seguros de Chile or Superintendence of Securities and Insurance from Chile
SWIFT	Society for Worldwide Interbank Financial Telecommunications
TCS	Tata Consulting Services
U.S. GAAP	United States Generally Accepted Accounting Principles
VaR	Value at Risk
VRAE	Apurimac and Ene River Valley
WBG	Wholesale Banking Group

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

We operate primarily through our four operating segments: banking (mainly wholesale banking and retail banking), investment banking, insurance, and pension funds. See information about operating segments in “Item 4.-Information on the Company: (A) History and Development of the Company, and (B) Business Overview”.

Our five principal operating subsidiaries are: (i) Banco de Crédito del Perú (which, together with its consolidated subsidiaries, is referred to as BCP and includes wholesale and retail banking); (ii) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which, are referred to as ASB and ASHC, respectively); (iii) El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (which together with its consolidated subsidiaries, is referred to as Grupo Pacífico); (iv) Prima AFP; and (v) Credicorp Investments (which eventually will consolidate the companies of our investment banking business). As of and for the year ended December 31, 2012, BCP accounted for 87.7% of our total assets, 84.3% of our net income and 65.3% of our net equity. Unless otherwise specified, the individual financial information for BCP, ASB, Grupo Pacífico, Prima AFP and Credicorp Investments included in this Annual Report has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.” We refer to BCP, ASB, Grupo Pacífico, Prima AFP and Credicorp Investments as our main operating subsidiaries, and we refer to Grupo Crédito and ASHC as our two main holding subsidiaries.

“Item 3. Key Information—(A) Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2008, 2009, 2010, 2011 and 2012.

Our management’s criteria on foreign currency translation, for the purpose of preparing the Credicorp Consolidated Financial Statements, are described in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—(1) Critical Accounting Policies—Foreign Currency Translation.”

Some of our subsidiaries maintain their operations and balances in Nuevos Soles. As a result, this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars which is solely for the convenience of the reader. You should not construe any of these translations as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein, or at all. Unless otherwise indicated, these U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.2.55 = US$1.00, which is the December 31, 2012 exchange rate set by the Peruvian Superintendency of Banks, Insurance and Pension Funds (SBS by its Spanish initials). The average of the bid and offered free market exchange rates published by the SBS for April 24, 2013 was S/.2.624 per US$1.00. Translating amounts expressed in Nuevos Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of U.S. Dollar amounts that are different from the U.S. Dollar amounts that would have been obtained by translating Nuevos Soles on another specified date (at the prevailing exchange rate on that different specified date). See also “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles. Our Bolivian subsidiary operates in Bolivianos, a currency that has been maintained stable over recent years. Our Bolivian subsidiary’s financial statements are also presented in U.S. Dollars. Our recently acquired companies, Correval S.A. Sociedad Comisionista de Bolsa in Colombia (Correval) and IM Trust S.A. Corredores de Bolsa in Chile (IM Trust), operate in Colombian Pesos and Chilean Pesos, respectively, and their financial statements are converted into U.S. Dollars for consolidation purposes.

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

The summary of our consolidated financial data as of, and for the years ended, December 31, 2008, 2009, 2010, 2011 and 2012 is derived from the Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados S.C.R.L, member of Ernst & Young Global, independent registered public accountants.

The report of Medina, Zaldívar, Paredes & Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2008		2009		2010		2011		2012
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	US$	1,382,844	US$	1,312,925	US$	1,471,708	US$	1,837,764	US$	2,310,441
Interest expense		(561,617)		(420,564)		(414,121)		(531,600))		(693,646)
Net Interest income		821,227		892,361		1,057,587		1,306,164		1,616,795
Provision for loan losses (1)		(48,760)		(163,392)		(174,682)		(214,898)		(377,841)
Net interest income after provision for loan losses		772,467		728,969		882,905		1,091,266		1,238,954
Fees and commissions from banking services		394,247		436,819		524,895		607,843		737,421
Net gains (loss) from sales of securities		51,936		120,932		80,326		61,927		101,269
Net gains on foreign exchange transactions		108,709		87,944		104,169		138,492		177,472
Net premiums earned		393,903		424,682		480,293		574,423		704,205
Other income		37,672		74,936		95,145		30,374		104,972
Claims on insurance activities		(341,910)		(286,458)		(315,572)		(377,759)		(465,460)
Operating expenses		(920,603)		(957,110)		(1,085,885)		(1,230,149)		(1,614,102)
Merger costs		0		0		0		0		0
Income before translation result and income tax		496,421		630,714		766,276		896,417		984,731
Translation result		(17,650)		12,222		24,120		37,881		75,079
Income tax		(109,508)		(138,500)		(187,081)		(210,508)		(251,583)
Net income		369,263		504,436		603,315		723,790		808,227
Attributable to:
Net income attributable to Credicorp’s equity holders		357,756		469,785		571,302		709,272		788,778
Non-controlling interest		11,507		34,651		32,013		14,518		19,449
Number of shares as adjusted to reflect changes in capital		79,761,475		79,534,485		79,440,484		79,407,360		79,391,258
Net income per common share attributable to Credicorp’s equity holders (2)		4.49		5.90		7.19		8.93		9.93
Diluted net income per share		4.49		5.90		7.17		8.90		9.90
Cash dividends declared per common share		1.50		1.70		1.95		2.30		2.60
BALANCE SHEET DATA:
IFRS:
Total assets		20,821,069		22,013,632		28,391,157		30,714,397		40,797,121
Total loans (3)		10,456,284		11,505,319		14,278,064		17,320,378		21,311,928
Reserves for loan losses (1)		(248,063)		(376,049)		(448,597)		(558,186)		(744,508)
Total deposits		13,877,028		14,032,179		17,767,714		18,643,999		23,964,953
Equity attributable to Credicorp’s equity holders		1,689,172		2,316,856		2,873,749		3,395,799		4,167,969
Minority interest		106,933		186,496		56,502		66,841		197,366
Net Equity		1,796,105		2,503,352		2,930,251		3,462,640		4,365,335

	Year ended December 31,
	2008	2009	2010	2011	2012
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin (4)	4.46%	4.70%	4.60%	4.88%	4.96%
Return on average total assets (5)	1.86%	2.19%	2.27%	2.40%	2.21%
Return on average equity attributable to Credicorp’s equity holders (6)	20.21%	23.72%	21.29%	22.94%	20.74%
Operating expenses as a percentage of net interest and non-interest income (7)	40.27%	46.18%	45.75%	41.68%	44.07%
Operating expenses as a percentage of average assets	4.78%	4.47%	4.31%	4.16%	4.51%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	8.11%	10.52%	10.12%	11.06%	10.22%
Regulatory capital as a percentage of risk weighted assets (8)	12.33%	14.32%	12.51%	13.53%	13.96%
Total past-due loan amounts as a percentage of total loans (9)	0.79%	1.60%	1.47%	1.50%	1.75%
Reserves for loan losses as a percentage of total loans	2.15%	3.08%	2.91%	3.00%	3.28%
Reserves for loan losses as a percentage of total loans and other contingent credits (10)	1.84%	2.53%	2.39%	2.47%	2.71%
Reserves for loan losses as a percentage of total past-due loans (11)	270.72%	191.99%	198.04%	200.62%	187.69%
Reserves for loan losses as a percentage of substandard loans (12)	112.26%	99.45%	103.80%	110.93%	110.46%

(1)          Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write-off recoveries.

(2)          We have 100 million authorized common shares. As of December 31, 2012, we had 94.4 million common shares issued and outstanding, of which 15.5 million were held by ASHC. The per common share data given considers net outstanding shares (common shares net of shares held by BCP, ASHC and Grupo Pacífico) of 79.7 million in 2002 to 2012. See Notes 17 and 26 to the Consolidated Financial Statements.

As of December 31, 2012, the Group had granted 706,000 shares of Credicorp as part of its stock awards compensation program, of which 599,000 had vested.

(3)          Net of unearned interest, but prior to reserve for loan losses. In addition to loans outstanding, we had contingent loans of US$1,755.9 million, US$2,528.1 million, US$3,135.2 million, US$3,728.0 million and US$4,520.1 million, as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively. See Note 20 to the Consolidated Financial Statements.

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

(9)          Depending on the type of loan, BCP considers loans past due for corporate, large business and medium business loans after 15 days; for small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. ASB considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 30.1 to the Consolidated Financial Statements. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”

(10)        Other contingent credits primarily consist of guarantees, stand-by letters and letters of credit. See Note 20 to the Consolidated Financial Statements.

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

Year ended December 31,	High (1)	Low (1)	Average (2)	Period-end (3)
	(Nominal Nuevos Soles per U.S. Dollar)
2008	3.135	2.751	2.939	3.135
2009	3.251	2.881	3.005	2.888
2010	2.857	2.786	2.825	2.806
2011	2.827	2.696	2.753	2.696
2012	2.711	2.552	2.634	2.552

Source: Bloomberg

(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High (1)	Low (1)
	(Nominal Nuevos Soles per U.S. Dollar)
2012
December	2.581	2.548
2013
January	2.576	2.538
February	2.589	2.568
March	2.609	2.585
April (through April 24)	2.625	2.577

Source: Bloomberg

(1)	Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for April 24, 2013 was S/.2.624 per US$1.00.

(B)	Capitalization and Indebtedness

Not applicable.

(C)	Reasons for the Offer and Use of Proceeds

Not applicable.

(D)	Risk Factors

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

For several decades, Peru had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. During the last 15 years, however, Peru has experienced a period of relative political and economic stability which has led to positive economic performance, including a GDP compounded annual growth rate of 5.2% for the last ten years (2003 to 2012). The government of Alberto Fujimori, who took office in July 1990, initiated a series of reforms aimed at: (i) stabilizing the economy, (ii) restructuring the national government (by reducing bureaucracy), (iii) privatizing state-owned companies, (iv) promoting private investment, (v) eradicating corruption and bribery in the judicial system, (vi) developing and strengthening free markets, (vii) institutionalizing democratic representation; and (viii) enacting programs designed to strengthen basic services related to education, health, housing and infrastructure. While serving his third term, President Fujimori was forced to call for general elections under extreme protest in July 2000 when corruption in his government was exposed to the public. Fujimori later resigned in favor of a transitory government. In April of 2009, following a 15-month trial in Lima, Fujimori was sentenced to 25 years in prison for violations of human rights in connection with government-linked death squads. The two administrations that followed the Fujimori administration, after the transitional government led by Valentin Paniagua (2000 - 2001), were the Toledo administration (2001 - 2006) and the García administration (2006 - 2011). Both governments followed similar economic policies, which focused on achieving sustained economic growth; increasing exports of Peruvian goods; reducing unemployment, underemployment and poverty; reforming the tax system; fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

Peru’s current president, Ollanta Humala from the Gana Perú political coalition, took office on July 28, 2011 for a five-year term through 2016, after winning a run-off election. President Humala has, since his inauguration, substantially maintained the moderate economic policies of former president Alan García, whose administration was characterized by business-friendly and open-market economic policies that sustained and fostered economic growth, while controlling the inflation rate at historically low levels. However, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability, in particular given President Humala’s left-leaning political history and statements made during his presidential campaigns in 2006 and 2011. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

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

In recent years, Peru has experienced social unrest in geographic areas that contribute to the country’s mining industry. Mining is an important sector of the Peruvian economy, representing approximately 60% of the country’s exports and 20% of its tax revenues. However, while recent governments have concentrated on increasing the revenues and profitability of the mining industry, there has been less focus on improving the social and economic conditions of local communities affected by the industry, which has increased political tension. The most recent manifestation of this tension can be seen in social conflict around Conga, a gold-copper project located in northern Peru. The project, which included investments of between US$4.2 billion and US$4.8 billion, failed to launch because of social protests led by residents concerned about its potential impact on the local water supply. In December 2011, the Peruvian government declared a state of emergency in the area, which lasted for approximately 10 days, and afterwards requested a new environmental impact study from independent consultants. The results of the study were delivered on April 16, 2012, and the Peruvian government has established a series of new conditions to improve the project that the mining company would be required to accept to continue with the project.. At the sametime, however, four new copper mine projects (in Las Bambas, Cerro Verde, Constancia, and Quellaveco) are planned, which may multiply the production of copper in next four years. A possible cancellation of major projects may have an impact on present and future foreign investment decisions and plans, which in turn could negatively affect Peru’s GDP growth and, as a result, the expansion of the Peruvian financial system.

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

Finally, BCP Bolivia, Correval and IM Trust utilize the local currencies (Bolivian Pesos, Colombian Pesos and Chilean Pesos, respectively) of the countries in which they operate and therefore are also exposed to foreign exchange fluctuations and any exchange control imposed in these countries that may adversely affect their financial condition and results of operations.

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

Also, we depend upon the receipt of dividends and other distributions from entities in which we, directly or indirectly, have an ownership interest. Any restriction on dividends applicable to Correval or IM Trust (our recently acquired companies in Colombia and Chile, respectively) may adversely affect our ability to make distributions.

Changes to banking regulations may adversely affect our operating performance and financial condition.

Because we are subject to regulation and supervision in Peru, Bolivia, Colombia, Chile, the Cayman Islands, the United States of America, and Panama, changes to the regulatory framework in any of these countries or changes in tax laws could adversely affect our business.

We are mainly subject to extensive supervision and regulation through the SBS’s consolidated supervision regulations, which regulate all of our subsidiaries and offices including those located outside Peru. The SBS and the Banco Central de Reserva del Perú (BCR), or the Central Bank, supervise and regulate BCP’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions including pension funds and insurance companies. The SBS and the Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank. Such changes in the supervision and regulation of BCP may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP.” Furthermore, changes in regulation related to consumer protection may also affect our business.

In Colombia, we are subject to supervision and regulation through the Superintendencia Financiera de Colombia and the Autorregulador del Mercado de Valores de Colombia In Chile, we are subject to supervision and regulation through the Superintendencia de Valores y Seguros. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(v) Investment Banking.”

We are also regulated by the United States Federal Reserve System, which shares its regulatory responsibility with the State of Florida Department of Banking and Finance - Office of Financial Regulation, with respect to BCP’s Miami agency, and by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA), with respect to Credicorp Securities, a U.S. broker dealer. Similarly, we are regulated by other governmental entities in other jurisdictions. In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority, or CIMA, while in Bolivia, we are subject to the supervision of the Financial System Supervisory Authority (FSSA) that has assumed all regulatory functions held previously by the Superintendency of Banks and Financial Entities and the Superintendency of Pensions, Securities and Insurance. In Panama, we are subject to the supervision of the Superintendency of Banks and the regulatory framework set forth in the Decree Law 9 of February 25, 1998. Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

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

At the same time, two new obligations were imposed on Peruvian domiciled companies:

(1)   Each Peruvian domiciled company is now required to report to the Superintendency of Tributary Administration (SUNAT by its Spanish initials) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares; and

(2)   Each Peruvian domiciled company is jointly liable for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

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

Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions.

Banco de Crédito de Bolivia is BCP’s commercial bank in Bolivia, and most of its operations and customers are located there. Accordingly, our results of operations and financial condition depend on economic activity in Bolivia. Bolivia´s macroeconomic indicators have been generally positive over the last several years, including steady growth rates, positive fiscal balances, and increasing international reserves. Inflation for 2012 was 4.54%, below the Central Bank´s target of 5%. However, Bolivia continues to lag other countries in the region in terms of foreign direct investment (FDI), despite an increase in FDI in 2012. The political environment in Bolivia also continues to be unstable and the country’s legal framework is weak. During 2013 we expect an increase in Bolivia’s consumer price index as a result of imported inflation due to a recovery in global economic activity, mainly in Brazil, and in China. Also, we expect the Bolivian government to enact new banking laws in 2013 and increase regulations throughout Bolivia’s banking industry. New banking laws could lead to instability in Bolivia’s financial system and adversely affect our results of operations.

Our recently acquired companies Correval and IM Trust expose us to risk related to Colombian and Chilean political and economic conditions, respectively.

Changes to insurance regulations in Peru may impact the ability of our insurance subsidiary to underwrite and price risk effectively, and may adversely affect our operating performance and financial condition.

Our insurance business is carried out by Pacífico Seguros and Pacífico Vida which together with Pacífico Salud are part of Grupo Pacífico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacífico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacífico is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future. Grupo Pacífico is also unable to predict the timing of any such adoption and the effects any new laws or regulations would have on its operations, profitability and financial condition.

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

Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial conditions

We are exposed to natural disasters in Peru, such as earthquakes and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including an 8.0 magnitude earthquake that struck the central coast of Peru in 2007.

A natural disaster of this nature or any other type of disaster could impair. Our operational capacity, our business continuity plans, which are designed to sustain Credicorp’s critical operations, include emergency response, disaster recovery, operations continuity, crisis management, data protection and recovery, and critical systems redundancy. Although we test our business continuity plans annually these plans may prove to be ineffective which could have a material adverse effect on our ability to carry out our businesses, especially if incidence disaster affects computer-based data systems or destroys customer or other data. In addition, if a significant number of our employees were affected by the natural disaster, our ability to conduct business could be impaired.

Our subsidiary Grupo Pacífico is further exposed to risks associated with natural disasters in Peru as an insurance business. To protect Grupo Pacífico’s solvency and liquidity, our insurance business historically has obtained reinsurance for a substantial portion of its earthquake-related risks through automatic excess loss treaties; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters.

Regulatory changes to the private pension fund and banking system in Peru could impact our earnings and adversely affect our operating performance.

Prima AFP manages our Pension Fund Administration business. In Peru, private pension fund managers are closely regulated by the SBS. In 2012, the Peruvian Government adopted the Law to Reform the Private Pension System, which modifies the commissions that fund managers, may collect from pension fund participants. Prior to the adoption of the Law to Reform the Private Pension System, Peruvian pension fund participants, known as “affiliates”, were charged commissions based on their salaries. Under the Law to Reform the Private Pension System, pension fund managers, known as AFPs, will apply a mixed fee to manage funds. This new fee structure will be calculated based on monthly remuneration of the affiliate plus a fee on the fund that is set up with new contributions. By May 31, 2013, affiliates that are already in the private pension fund system must choose between (i) continuing to be subject to the fee structure based on remuneration that was in place prior to the adoption of the Law to Reform the Private Pension System; and (ii) changing to the new fee structure (mixed commission). All new affiliates will be subject to the mixed fee structure. The mixed fee structure will be in place for a 10-year transitional period after which an AFP´s fees will be based sole on its funds under management. These changes in the fee structure of Peru’s pension funds are designed, to align the interest of AFPs and their clients.

Other regulatory changes from the Law to Reform the Private Pension System include: (i) the establishment of an auction process to determine which AFP will manage the accounts of new affiliates; (ii) the packaging of insurance for survivors, disability and burial costs; (iii) the creation of a capital protection fund designed to establish a stable source of funds for seniors; and (iv) other measures designed to expand coverage. It also contemplates changes related to employers, outside service contracts and the operating processes. These regulatory changes may reduce the fees that we collect and adversely affect our results of operations. The Law to Reform the Private Pension System will be implemented in phases. Changes in 2013 will be focused on modifying processes and systems. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(vii) Prima AFP.”

In the case of the banking system, the last main changes in regulation were the elimination of fees related to our Retail Banking Business and higher standards in transparency regarding information offered to clients about interest rates and features of financial products. Although the impact on our banking business’ fee income was not material, pressure from Congress may continue and the regulator could persist on increasing the regulation of fees.

Recent legislation regarding the financial services industry may subject us to significant and extensive regulation, which may have an impact on our operations.

Government measures to regulate the financial industry, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) and the Foreign Account Tax Compliance Act (FATCA) of the United States are likely to increase our regulatory compliance burden and related costs. These and other regulatory developments are likely to impact Credicorp, and may require us to change certain aspects of our business practices and impose additional costs on us, ultimately having an impact on our operations. With respect to FATCA and Dodd Frank, Credicorp has hired outside consultants to help determine the impact that the implementation of these two laws will have on our institution. Based on our analysis to date, we do not expect the implementation of FATCA to have a material impact on our business given our limited number of U.S. accountholders. Also, we do not expect that the implementation of the Dodd-Frank Act, including the Volcker Rule and regulations related to swap transactions, will materially impact our business or cause us to incur material costs. However, until final implementations of the regulations under these new laws are issued, we cannot assure you of the extent of the impact these new laws will have on Credicorp.

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

As a result of strong Peru’s economic growth, which has outpaced growth by nearby countries, several banks have sought and obtained authorization to open representative offices in Peru. Itaú Unibanco, Banco Latinoamericano de Comercio Exterior (Bladex), Morgan Stanley Bank, Bank of Tokyo and the Industrial and Commercial Bank of China are among those banks receiving authorization. With the increased competition, more individuals will have access to credit, and the percentage of the population using baking services will likely climb. This will eventually put downward pressure on interest rates. Any negative impact on BCP could have a materially adverse effect on our results of operations and financial condition.

Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries may impact Peru’s GDP growth. Peru’s exports are highly concentrated in the oil and mining industry. This industry represents almost 25% of Peru’s total income tax revenues, and gold and copper alone constitute around 45% of Peru’s total exports. Therefore, an economic downturn in Peru’s major importers of mining goods may adversely affect Peru’s economic growth.

Nearly one quarter of the expected growth in Peru’s economy over the next year depends on economic conditions in China, which generates considerable demand for basic metals mined in Peru. An economic slowdown in China over the next several years may adversely affect the growth of the Peruvian economy as a result of lower exports, lower levels of foreign investment and lower tax revenues. The aforementioned could affect the growth of our business as these reflect on the Peruvian economy.

Fluctuation and volatility of capital markets and interest rates may decrease our net income.

We may suffer losses related to the investments by BCP, ASHC, Grupo Pacífico and other subsidiaries in fixed income and equity securities, and to their respective positions in currency markets, because of changes in market prices, defaults, fluctuations in market interest rates or exchange rates or other reasons. A downturn in capital markets may result in a decline in the value of our positions and lead us to register net losses. In addition, a downturn in capital markets could also lead to volatile prices and negative net revenues from trading positions, even in the absence of a general economic downturn.

Fluctuations in market interest rates, or changes in the relative structure between short-term interest rates and long-term interest rates, could cause a decrease in interest rates charged on interest-earning assets, relative to interest rates paid on interest-bearing liabilities. Such an occurrence could adversely affect our financial condition by causing a decrease in net interest income.

A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have a strong IT infrastructure and high-skilled professionals managing IT operations, we are still vulnerable to failure of our operational systems. This could temporarily interrupt our business, increasing our costs and causing losses. Temporary interruptions or failures in hardware and software that support our business and customer’s transactions could result mainly in regulatory fines, penalties, and reputational loss.

Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition and results of operation.

Acquisitions and strategic partnerships, as those made in our investment banking and insurance businesses, may not perform as expected since our assessment could be based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition and results of operation.

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

As of December 31, 2012, our total assets were US$40.8 billion and our net equity was US$4.4 billion. Our net income attributable to our equity holders in 2010, 2011 and 2012 was US$571.3 million, US$709.3 million and US$788.8 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

We were formed in 1995 for the purpose of acquiring, through an exchange offer, the common shares of BCP, ASHC and Grupo Pacífico. We currently hold 97.7% of BCP, 97.8% of Grupo Pacífico and 100% of ASHC. See “Item 4. Information on the Company—(C) Organizational Structure.”

In February 2005, we were authorized by Peruvian regulatory authorities to establish Prima AFP, of which Grupo Crédito is the main shareholder. Prima AFP started operations in August 2005.

In August 2006, Prima AFP acquired Unión Vida AFP, which is a pension fund operating in the Peruvian market. Prima AFP’s acquisition of Unión Vida AFP, which was formerly held by Grupo Santander Perú S.A., was a strategic move toward consolidation as part of its efforts to gain a leading position in the pension fund market. As of the date of the acquisition, Prima AFP was the second largest pension fund company in terms of market share terms (defined as the amount of affiliates and assets under corporate management), with the second highest returns and the lowest commission for affiliates (who invest a portion of their salary each month). Today, Prima AFP is the largest pension fund manager in Peru. The merger between Prima AFP and Unión Vida AFP was consummated in December 2006.

In October 2009, BCP acquired from the Cooperative for Assistance and Relief Everywhere Inc. (CARE) – Perú, all the shares that this entity owned of Empresa Financiera Edyficar S.A. (Edyficar), representing 77.12% of Edyficar’s capital stock. In accordance with Peruvian legal requirements in effect at the time, BCP made a public offering to Edyficar’s minority shareholders to acquire the remaining 22.67% of the company’s stock. The total purchase price for the acquisition was US$96.1 million, including related direct acquisition costs. As of December 31, 2012 BCP owned 99.79% of Edyficar.

In October 2010, the Credicorp group acquired American Life Insurance Company (ALICO)’s 20.1% and 38% stakes in Pacífico Seguros and Pacífico Vida, respectively. Pacífico Vida’s shares were acquired through Credicorp Ltd. and its subsidiary, Grupo Crédito, acquired Pacífico Seguros´s shares. Consequently, at the conclusion of this transaction, Credicorp and its subsidiary Grupo Crédito held 97.68% of Pacífico Seguros, and jointly controlled 100% of Pacífico Vida. The total investment amounted to approximately US$174 million, making it the largest transaction ever completed in the Peruvian insurance market. We expect the acquisition to permit the Credicorp group to realize synergies in its decision making process and through the integration of all its insurance business lines. The closer proximity between companies will also allow Grupo Pacífico to improve its value proposition to customers, who seek integral insurance solutions. On April 28, 2011, Credicorp transferred its 24% stake in Pacífico Vida to Pacífico Seguros. As a result of that transfer, Pacífico Seguros now directly owns 86% of the shares of Pacífico Vida and Credicorp owns the remaining 14%. This transfer did not affect Credicorp’s consolidated financial statements.

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

In the second half of 2011, Pacífico Salud invested approximately US$ 82.7 million to create the largest private medical services network in Peru by acquiring majority shares to directly manage: (i) the El Golf, San Borja and Oncocare clinics in Lima, (ii) the Galeno clinic in Arequipa, (iii) Laboratorios ML, a clinical laboratory, and (iv) Doctor+, which is a house call/ambulance service. In 2012, Pacífico Salud invested US$ 38.6 million to increase its integrated insurance and health providing services by acquiring: (i) Clínica Belén S.A., (ii) Centro Odontológico Americano, (iii) Prosemedic S.A., (iv) Clínica Sánchez Ferrer S.A. and Inversiones Marsfe S.R.L., and (v) Bio Pap Service S.A.C. We believe that these acquisitions enable Pacífico Salud to directly benefit from this sector’s growth and to strategically defend against potential changes in the healthcare service supply chain, where vertical integration in the insurance business is becoming more frequent.

During 2012, Credicorp, as part of the strategic plan, initiated the creation of a regional investment bank. On April 27, 2012, Credicorp, through its subsidiary BCP, acquired a 51 percent stake in Correval S.A. Sociedad Comisionista de Bolsa, a brokerage entity established in Bogota, Colombia, for approximately US$72.3 million. This entity will be transferred to Credicorp Investments Ltd.. On July 31, 2012, Credicorp, through its subsidiary BCP, acquired 60.6 percent of IM Trust S.A. Corredores de Bolsa (IM Trust), an investment banking entity established in Santiago, Chile, for approximately US$131.5 million, of which US$110.9 million were paid in cash consideration at the acquisitions date and US$20.6 million will be paid in cash in August 2013. In November 2012, IM Trust was transferred to Credicorp Investments without any impact on Credicorp’s financial statements. For the investment banking operations in Peru, we created BCP Capital S.A.A. (BCP Capital), a company incorporated in Peru that was established in April 2012 through the split of an equity block of BCP. This split resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of US$71.2 million, US$18.0 million and US$53.2 million, respectively. Assets transferred included Credibolsa S.A.B., Creditítulos S.T., Credifondos S.A.F.M. and BCP’s investment banking activities. The equity block split had no effect in Credicorp’s consolidated financial statements; no gains or losses arose from it.

Finally, we established Credicorp Investments Ltd. (Credicorp Investments) in Bermuda to hold the Group’s investment banking activities in Chile, Colombia and Peru and as of December 31, 2012, the consolidated financial statements of this subsidiary only include IM Trust operations from November to December 2012. We will also transfer Correval (at book value) to Credicorp Investments as soon as we obtain the approval from Colombian supervisors.

(B)	Business Overview

(1)	Introduction – Review of 2012

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

Banking: principally handling loans, credit facilities, deposits and current accounts. Banking also includes handling deposits, consumer loans and credit cards products for individual customers.

Insurance: including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance. Private hospital services are also included under this operating segment.

Pension funds: providing private pension fund management services to customers.

Investment Banking: including corporate finance (structured lending, capital markets and M&A), sales & trading (equity, fixed income, and derivatives), and asset management (investment funds, mutual funds, advisory and mandates).

The following table provides certain financial information about our principal business segments as of and for the year ended December 31, 2012 (See Note 27 to the Consolidated Financial Statements):

	As of and for the Year ended December 31, 2012
	Total Revenues		Operating Income*		Total Assets
	(U.S. Dollars in millions)
Banking	US$	3,062	US$	1,558	US$	36,227
Insurance		827		261		2,616
Pension fund		118		-		249
Investment Banking		128		37		1,705
Credicorp	US$	4,135	US$	1,856	US$	40,797
Assets Under Management		-		-	US$	22,146

* Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.

We conduct our wholesale banking, treasury and retail banking and wealth management activities primarily through BCP, the largest (in terms of total assets, loans, deposits, net equity and net income) full-service Peruvian commercial bank, and our ASB private banking and asset management firm. We conduct our pension fund business through Prima AFP (the largest pension fund in terms of funds under management) and our insurance activities through Grupo Pacífico, which is the second largest Peruvian insurance company in terms of premiums, fees and net income. We conduct our investment banking business primarily through BCP Capital S.A.A. in Peru, Correval S.A. in Colombia, and IM Trust S.A. in Chile, each of which is a leading company in its respective market. It should be noted that the term “Peruvian commercial bank,” “Peruvian insurance company” and other similar terms used in this Annual Report do not include the assets, results or operations of any foreign parent company or foreign subsidiary of such Peruvian company.

Primarily as a result of the strong microeconomic environment in Peru in 2012, we recorded net income after minority interest of US$ 788.8 million in 2012, US$709.3 million in 2011 and US$571.3 million in 2010. The 2012 result reflected an increase of 11.2% in our net income, primary as a consequence of the strong performance of all our subsidiaries.

Our total assets amounted to US$28.4 billion in 2010, US$30.7 billion in 2011 and US$40.8 billion in 2012. The 32.8% increase in total assets in 2012 was primarily a result of the continued growth of our loan portfolio, which grew by 23.1% in 2012 (compared to a growth of 21.3% in 2011 and 24.2% in 2010), in line with the expansion of the Peruvian economy, which had GDP growth rate of 6.3% in 2012. Our past-due loan ratio (which includes loans under legal collection) was 1.70% at the end of 2012 (compared to a ratio of 1.46% at the end of 2011 and 1.44% at the end of 2010). We had a coverage ratio (i.e., reserves for loans as a percentage of past-due loans) of 187.7% (compared to a ratio of 200.6% at the end of 2011 and 198% at the end of 2010), and our return on average net equity (ROAE) reached 20.2% in 2012 (compared to 22.2% in 2011 and 21.3% in 2010).

Banking segment

BCP

BCP’s year-end 2012 net income totaled US$660.8 million, which resulted in a contribution to Credicorp of US$645.8 million. This earnings contribution was 13.8% higher than the 2011 contribution (US$564.1 million) and higher than the 2010 contribution of US$464.4 million. This was mainly a product of our improved net interest income which was in turn attributable to a 22.5% increase in gross loans. As a result, BCP registered a ROAE of 25.6% in 2012.

Performance in 2012 was primarily a result of:

•	a 25.7% growth in net interest income, which was primarily due to the 22.5% expansion posted in gross loans (led by Retail Banking), which offset the significant increase in net provisions for loan losses (+75.7%) and interest expenses (+24.6%);

•	a 20.7% increase in non-financial income due to growth in banking service commissions (+17.5%) and higher net gains on sales of securities (+82.3%), which occurred as a result of the Bank’s ability to take advantage of market opportunities, primarily in government and BCR instruments;

•	an increase in earnings on foreign exchange transactions (+25.3%) due to higher trading volumes; and

•	high translation gains (US$ 63.1 million vs US$ 34.5 million in 2011) due to the fact that the Nuevo Sol appreciated more in 2012 (5.4% vs. 4% in 2011).

Performance in these areas enabled BCP to offset the company’s 75.7% increase in provisions for loan losses and 21.6% increase in operating expenses. The increase in provisions did not indicate a deterioration of portfolio quality and instead reflected the relative growth of retail banking as a percentage of our total loan portfolio. Retail banking segments have historically had higher levels of past-due loans and higher margins than other banking segments.

BCP’s higher operating expenses were a result of BCP’s higher salary expenses and employee benefits and higher administrative and general expenses. These higher operating expenses were exacerbated by the 5.4% appreciation of the Nuevo Sol against the U.S. Dollar over the course of 2012, as a significant portion of BCP’s operating expenses are denominated in local currency.

BCP’s total assets reached US$34.2 billion at the end of 2012 a 32.6% increase from the US$26.8 billion of total assets that BCP had as of December 31, 2011. As of December 31, 2010 BCP’s total assets were US$25.3 billion. The increase in total assets in 2012 was a result of the 22.2% expansion of BCP’s loans net of provisions, which totaled US$20.1 billion at the end of 2012.

The loan portfolio constituted 58.5% of BCP’s total assets at the end of 2012 (61.2% in 2011 and 55% in 2010). BCP’s total past-due loans reached US$370.4 million from US$258.3 million registered in 2011 (a 43.4% increase from the previous year) and US$209.1 million in 2010 while refinanced and restructured loans increased by 48.1%, from US$96 million in 2011 to US$142.2 million at the end of 2012 (US$76.7 million in 2010). The composition of BCP’s loan portfolio in 2012 changed significantly. As of December 2012, the average daily balances in our retail banking business accounted for 51.2% (compared to 46.9% in December 2011 and 42% at the end of 2010) and wholesale banking business accounted for 48.8% of BCP’s total portfolio (compared to 53.1% in December 2011 and 58% at the end of 2010). This outcome is a result of BCP’s strategic focus on increased market penetration in middle and lower segments, which are generally characterized by higher margins.

The average daily balances of BCP’s wholesale banking loans grew by 12.1% in 2012 (8.1% in 2011) as a result of the financing provided for large investments, inventories and working capital to keep pace with Peru’s dynamic economy. As a result, BCP continued to lead the Peruvian financial system with a market share of 47.2% for the corporate segment (44.3% in 2011) and 33.2% for the middle market (34.3% in 2011).

BCP’s retail banking portfolio continued its upward trend and grew 32.8% in 2012 (average daily balance). In terms of growth and yields, BCP’s small and medium enterprise (SME) loans were its best performing product, growing by 35.4% (measured in average daily balances) to a total volume of US$4.1 billion, followed by credit cards which grew 27.7% to US$1 billion, in each case as of December 31, 2012. Consumer loans grew 35.4% to US$1.8 billion, while mortgages expanded 29.8%, totaling US$3.2 billion.

On the liabilities side, BCP’s deposits reached US$22.8 billion on December 31, 2012 from US$17.6 billion in 2011 (a 30% increase from the previous year) and US$ 16.8 billion in 2010. This increase in deposits not only continues to reinforce BCP’s funding structure, as deposits account for 72.3% of all funding sources, but also serves to maintain BCP’s status as an industry leader with a market share of 33.7%. BCP’s time deposits grew 58.7%. Demand deposits were BCP’s largest deposit type, totaling US$7.6 billion as of December 31, 2012. Savings deposits, BCP’s second-largest deposit type, reached US$6.1 billion. Time deposits totaled US$6.7 billion while Severance Indemnity Deposits (CTS by its Spanish initials) totaled US$2.2 billion.

BCP’s issuance of bonds gained greater relevance within the funding structure. In April 2012, BCP completed a subordinated bond issuance for US$350 million. This transaction was entered into to fully align BCP with new capital requirements established by local regulators. As of December 31, 2012, the aggregate outstanding principal amount of BCP’s bonds totaled US$3,605 million (15.5% higher than the level registered in 2011).

BCP maintains adequate provisioning and long-term risk management policies. Its coverage ratio decreased to 188.6% in 2012 from 200.8% in 2011, which in turn was higher than the coverage ratio of 198.5% in 2010. Total cumulative provisions reached US$705.5 million as of December 31, 2012, which is 34.6% higher than provisions in the previous year.

In 2012, BCP continued expanding its channel network as part of its customer service focus. By providing quality and widespread customer access to BCP’s financial services, BCP sought to increase its penetration of the Peruvian market. In 2012, the network expansion plan focused on cost-efficient channels, by opening ATMs and Agentes BCP locations, which grew by 24.2% and 22.2%, respectively. At the end of 2012, BCP had a total of 1,844 ATMs (1,485 in 2011 and 1,159 in 2010) and 5,713 Agentes BCP (4,674 in 2011 and 3,513 in 2010). Agentes BCP are BCP representatives located in retail establishments, such as grocery and drug stores. As a result of this strategy, BCP’s average number of transactions in 2012 increased 17.8% compared to 2011 and its transactional business was therefore able to generate higher income from fees and commissions.

Overall, BCP’s results met our expectations and remained profitable in line with the growth of Peruvian economy, which posted a 6.3% GDP growth in 2012 despite uncertainty about the global economy.

BCP Bolivia

BCP Bolivia’s year-end 2012 net income totaled US$20.6 million, a 7.7% decrease from its 2011 net income (US$22.3 million). The decrease from 2011 to 2012 was attributable to a 363.4% increase in income tax expense associated with new taxes enacted in 2012. In 2011, net income was US$ 22.3 million, a 41% increase from 2010 net income (US$15.8 million). The increase in 2011 was primarily due to growth in interest income driven by growth in BCP Bolivia’s loan portfolio, and a 38% increase in gains on foreign exchange transactions.

In 2012, 2011 and 2010 BCP Bolivia maintained its position as one of the leading banks in Bolivia. In 2012, BCP Bolivia reported a return on average assets of 1.6%, a past-due loan ratio of 1.2%, and a coverage ratio of 301.3%, compared to industry averages of 1.5%, 1.5% and 291.2% respectively. In 2011, the bank either outperformed or equaled industry average in the following ratios, return on average assets (1.7%), past-due loan ratio (1.2%) and coverage ratio (314%) compared to industry averages of 1.7%, 1.7% and 281.1%, respectively. In 2010, return on average assets (1.4%), past-due loan ratio (1.5%) and coverage ratio (272.6%) were also on par with or exceeded industry averages of 1.4%, 2.2% and 220.7%, respectively

BCP Bolivia’s loan portfolio grew from US$ 602 million in December 2010 to US$ 758 million in December 2011 and US$ 901 million in 2012. The increase in 2011 was driven primarily by a 33% increase in wholesale banking loans while the increase in 2012 was driven by a 25% increase in retail banking loans.

Although BCP Bolivia made a positive contribution to our results in each of the last three years, the bank´s earnings generation capacity is increasingly under pressure due to a more stringent regulatory environment and a significantly higher tax burden.

Edyficar

Edyficar focuses on SME lending and, together with BCP, it held a 23.3%, 21.4% and 19.6% market share in terms of loans at year-ended 2012, 2011 and 2010, respectively. Edyficar closest competitor has a market share of 14.3% at the end of 2012. The consolidation of Edyficar’s results into BCP’s financial statements resulted in a total contribution to BCP of US$36.5 million in 2012, compared to US$26.2 million in 2011 and US$22.1 million in 2010.

Edyficar registered total assets of US$1,064.4 million, US$591 million and US$465.9 million at year-end 2012, 2011 and 2010, respectively; which consisted of US$708.6 million, US$479.1 million, US$336.2 million from the company’s net loan portfolio, its main asset, at year-end 2012, 2011 and 2010, respectively. Total liabilities increased to US$966 million in 2012 (compared to US$515.2 million in 2011 and US$413.5 million in 2010), which included US$301.6 million from banks. Net shareholders’ equity reached US$98.4 million, US$75.8 million and US$52.4 million at year-end 2012, 2011 and 2010, respectively.

As of December 31, 2012, Edyficar had a client base of 443,406 clients, representing an increase of 24.6 % compared to the client base reported in 2011. In 2011, Edyficar had a client base of 356,000 clients which represented an increase of 24.5% compared to the 286,000 clients reported in 2010. The average amount of an Edyficar loan was S/. 4,411 (approximately US$1,730) in 2012, S/. 3,837 (approximately US$ 1,423) in 2011, and S/.3,502 (approximately US$1,247) in 2010. Edyficar registered a past-due loan ratio of 3.9% at the end of 2012, a reflection of its portfolio quality (compared to 4.0% obtained in 2011 and 2010). Edyficar reached a ROAE of 26.5%, 22.9% and 25.2% in 2012, 2011 and 2010, respectively (including goodwill of US$ 50.7 million for each of the last three years) and an efficiency ratio of 54.2%, 55% and 56.1% in 2012, 2011 and 2010, respectively.

The acquisition of Edyficar was part of BCP’s strategy to capture a significant portion of the growth of the Peruvian SME segment, which is expected to expand significantly over the next several years. BCP intends to support Edyficar’s growth and development by improving its funding cost and structure and providing necessary capital and technology.

Atlantic Security Bank (ASB)

Despite low economic performance in the global economy, in 2012 ASB achieved an increase in net profit due to strategic allocation in its investment portfolio and an increase the volume of interest earning assets. ASB’s net earnings for 2012 were US$48.4 million, an increase of 17.8% compared to the US$41.1 million reported in 2011 and US$48.9 million reported in 2010. Credicorp received a contribution of US$48.4 million from ASB in 2012.

Net interest and dividend income in 2012 totaled US$38.6 million, which represented an increase of 21.0% compared to the US$ 31.9 million reported in 2011, which in turn represented a 13.1% decline compared to the US$36.7 million reported in 2010. This increase was primarily due to the ASB’s investment strategies, and increasing volume of interest earning assets. ASB also benefited from lower funding cost, as a result of changing LIBOR in 2012. Short-term customer deposits, which have interest rates that reset frequently, permitted ASB to pay low rates on deposits accounts while earning higher interest income on assets engaged for middle and longer terms. ASB’s financial income, which includes income from fees, the sale of securities, and foreign exchange operations, was US$18.6 million in 2012.

ASB’s total assets were US$1,768.5 million as of December 31, 2012, an increase of 16.1% compared to 2011. ASB’s total assets were US$1,523.5 million in 2011 and US$1,337.8 million in 2010. The increase in total assets from 2011 to 2012 was mainly a result of significant growth in the funds that ASB managed on behalf of its clients, which in turn is related to the positive performance of the Peruvian economy.

At the end of 2012, ASB’s assets under management totaled US$3,961 million, compared to US$3,194 million in 2011 and US$3,178 million in 2010. This growth was primarily a result of increases in the global positions of ASB’s customers and the market value of ASB’s portfolio.

Insurance segment

Grupo Pacífico

In 2012, Grupo Pacífico, which encompasses Pacífico Seguros, Pacífico Vida and Pacífico Salud , reported net income, after deducting minority interests, of US$58.9 million (compared to US$57.1 million of net income in 2011 and US$ 55.4 million in 2010). The contribution we received from Grupo Pacífico increased, from a gain of US$ 47.4 million in 2010 to US$ 65.6 million in 2011 and US$ 66.0 million in 2012. This contribution includes net income, after minority interest, as well as the participation of Grupo Crédito (a subsidiary of Credicorp) in the minority interest.

This increase in net income was primarily a consequence of Grupo Pacífico’s total premiums, which increased 17% in 2012 (from US$ 872.4 million to US$ 1,019.9 million) and 16% in 2011 (from US$ 751.9 million to US$ 872.4 million). A 23% increase in net earned premiums (NEP) and a 17.2% increase in financial income also contributed to the increase in net income.

We believe that there is substantial growth potential in Peru’s insurance market, given the industry’s weak market penetration. Efficiency and risk management will continue to be key indicators in measuring Grupo Pacífico’s performance.

We believe that there is substantial growth potential in Peru’s insurance market, given the industry’s weak market penetration. Efficiency and risk management will continue to be key indicators in measuring Grupo Pacífico’s performance, as we believe that capitalizing on synergies between the insurance business and the distribution channels will lead Grupo Pacífico to greater penetration in the insurance market. Developing alternative sales channels, efficiently utilizing BCP’s network, maintaining relationships and market share through traditional brokerage channels, and expanding services in underserved regions of Peru are essential components of Grupo Pacífico’s growth strategy for 2013.

Additionally, during 2012, Pacifico Salud continued its initiative (which launched in 2011) to create the largest private medical services network in Peru by investing an additional US$ 38.6 million to acquire entities that specialized in providing health and wellness programs, primary and specialized ambulatory services, and comprehensive acute care services, Entities acquired by Pacífico Salud as a part of this initiative include: (i) Clínica Belén S.A., (ii) Centro Odontológico Americano, (iii) Prosemedic S.A., (iv) Clínica Sánchez Ferrer S.A. and Inversiones Marsfe S.R.L., and (v) Bio Pap Service S.A.C. We believe that these acquisitions enable Pacífico Salud to directly benefit from this sector’s growth and to strategically defend against potential changes in the healthcare service supply chain, where vertical integration in the insurance business is becoming more frequent.

Pension fund segment

Prima AFP

During 2012, the growth of the Peruvian economy resulted in positive results for the Private Pension System (SPP by its Spanish initials), which experienced growth in new affiliates, contributors and collections during the year.

These economic conditions led to an increase in the value of funds under management by the SPP during 2012, which reached US$ 38.0 billion as of December 31, 2012 and represented a 25.1% year-over-year increase compared to December 31, 2011 (US$30.4 billion). As of December 31, 2010, SPP had US$31.1 billion in funds under management.

Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality services and timely and transparent information to its clients. As a result, the contribution we received from Prima AFP in 2012 was US$ 35.0 million as compared to US$ 32.4 million in 2011. In 2010, Prima AFP’s contribution was US$25.5 million.

Funds under management at Prima AFP increased from US$ 9.5 billion in 2011 to US$ 12.0 billion as of December 2012. In 2010, this indicator reached US$ 9.8 billion. By year-end 2012, Prima AFP’s market share of total funds under management was 31.5%, representing a year-over-year increase. Prima AFP is the largest pension fund management company in Peru by funds under management.

Prima AFP’s revenues from commissions in 2012 totaled US$ 117.2 million, a 12.2% increase from 2011 when revenues from commissions totaled US$104.4 million. In 2010, revenues from commissions reached US$ 85.2 million. This improvement was a result of a stable and high-quality portfolio of contributing members.

To improve its operating results, Prima AFP will continue to focus on increasing efficiency and reducing costs. Emphasis will also be placed on improving Prima AFP’s long-term stability through improved risk management, which is one of the company’s highest priorities.

In 2012, a series of reforms to the SPP were implemented. These reforms are discussed in “Item 4. Information on the Company — (B) Business Overview— (11) Supervision and Regulation— (vii) Prima AFP.”

Investment banking segment

A strategic focus for Credicorp involves the regionalization of Latin American markets. This has been reflected in the creation of the MILA (by its Spanish initials), a Latin American integrated market -among Chile, Colombia and Peru. The MILA opens up opportunities to further integrate asset management, brokerage and corporate finance operations which can offer benefits for companies that have a significant presence in these markets. Since the formation of the MILA, Credicorp’s investment banking business is carried out through BCP Capital, Correval and IM Trust, which hold considerable market shares in the Peruvian, Colombian and Chilean markets, respectively. These three companies perform operations in three business lines: Asset Management, Sales & Trading and Corporate Finance.

Asset Management

In terms of asset management, BCP Capital posted a total of US$ 4,593 million in assets under management in 2012, which represented a market share of 39% at the end of 2012. This figure includes US$2,749 million of assets managed by BCP Capital’s mutual funds, Correval posted a total of US$ 1,534 million in assets under management, including mutual funds and investment funds managed. Correval’s assets under management represented market share of 4.3% at the end of 2012. Finally, as of December 31, 2012 IM Trust had a total of US$ 2,126 million in assets under management, including US$ 460 million in mutual funds and investment funds managed.

Sales & Trading

In 2012, BCP Capital traded a total of US$ 2,073 million in equity securities and US$ 511 million in fixed income securities, which represented a market share of 16.8%, Correval traded a total of US$ 9,505 million in equity securities and US$ 139,748 million in fixed income securities, which represented market shares of 12.9% and 11.6% respectively. IM Trust traded a total of US$ 5,620 million in variable income instruments and US$ 31,599 million in fixed income instruments, which represented market shares of 7.13% and 11.3% respectively.

Corporate Finance

In 2012, BCP Capital’s corporate finance business structured mid-term transactions totaling US$ 1,660 million. The primary transactions were:

•	a US$ 595 million syndicated financing (where BCP’s share was US$ 67 million) for Cerro del Águila S.A. to build a 500 MW hydroelectric station;
•	a US$ 240 million syndicated financing (where BCP’s share was US$ 60 million) for Shougang Hierro Perú S.A.A. to expand its plant; and
•	a US$ 150 million syndicated financing (where BCP’s share was US$ 60 million) for Tecpetrol del Perú S.A.C. to refinance debt.

Consolidated Contributions

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

	2010	2011	2012	Variation 2012/2011
	(U.S. Dollars in millions, except percentages)
BCP (1)	464.4	564.0	645.8	15%
ASHC	48.8	42.5	48.4	14%
Grupo Pacífico	47.5	65.6	66.0	1%
PRIMA AFP and others (2)	10.6	37.2	28.6	-23%
Total	571.3	709.3	788.8	11%

(1)          Includes Banco de Crédito de Bolivia, which contributed US$20.6 million in 2012, US$22.3 million in 2011 and US$15.8 million in 2010; and Edyficar, which contributed US$36.5 million in 2012, US$26.2 million in 2011 and US$21.5 million in 2010. This amount also includes BCP Colombia, Inversiones BCP Ltda., Inmobiliaria BCP, and Credifondo, Credibolsa and Creditítulos, as of October 2012.

(2)          Includes Prima AFP (which recorded a net income of US$38.2 million in 2012, US$32.4 million in 2011 and US$25.5 million in 2010), BCP Capital (which includes Credifondo, Credibolsa, Creditítulos and BCP Financial Services, for November and December, 2012), Credicorp Securities, Credicorp Investments (which includes IM Trust), Credicorp Ltd. (which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and Grupo Pacífico) and others.

(2)	Strategy

Credicorp was established to create a financial group that would benefit from synergies among the group’s companies and would become a leader within each business market in which the companies operate. In moving steadily toward achieving these strategic goals, we have become a leading financial group. However, we do not operate in a static environment, and the last four years have demonstrated how quickly and dramatically the world can change. Peru’s economic growth slowed significantly in 2009 as a result of the international financial crisis. In response to this, we took steps toward improving our long-term sustainability and worked to position our companies for growth as the Peruvian market continues to evolve. In 2010, Peru’s economy returned to the dynamism it showed in the pre-crisis period, and we continued, and completed in many cases, the implementation of various initiatives that were designed to ensure the sustainability of Credicorp’s business segments.

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

The growth strategies we have adopted for each of our companies include a focus on retail markets. Our strategy provides a launching pad for two points of financial inclusion: our Agente BCP covers the liabilities’ side by promoting banking penetration and providing access to credit, which gives low income sectors the opportunity to improve standards of living and become part of the country’s economic model for growth. Using our collective resources, we are developing information systems that can collect commercial sales information and provide us with the data we need to process scoring models by segment. This will enhance our ability to assess and control risk, as well as cross-sell our products between our business segments. In addition, mobile banking, which is a combined effort of BCP, Movistar and Mastercard, is concentrating on reaching new clients by offering them a transactional platform that introduces them to the financial system through a technology that has become widely used: the mobile phone. There are considerable opportunities to expand these initiatives and their ability to reach underserved segments of the Peruvian population positions us for growth.

Another strategic focus for Credicorp involves the regionalization of Latin American market, which has picked recently increased in relevance due to problem in developed markets. This has been reflected in the creation of the MILA, which we believe provides strong possibilities for growth. The integration of equity trading in Chile, Colombia and Peru has created the largest exchange in Latin America by number of issuers and the second-largest exchange in Latin America by market capitalization after the Brazilian BM&F Bovespa. Credicorp has seized this opportunity by acquiring Correval and IM Trust, which together with BCP Capital reflect our commitment to concretize our regional presence in the investment banking and capital markets sectors. We also continue to make strides toward greater integration of our companies by more extensively sharing our talents and experience.

(3)	Credicorp Operating Segments

Banking

The majority of our banking business is carried out through BCP, which is our largest subsidiary, BCP that held 30.4% of the Peruvian market share in loans as of December 31, 2012. A portion of our banking business is also carried out by ASB, which principally serves Peruvian private banking customers through offices in Panama. We conduct banking activities in Bolivia through BCP Bolivia, a full service commercial bank which maintained an 11.2% market share of current loans and a 11.1% market share of total deposits as of December 2012. BCP Bolivia is third with respect to loan market share and fifth with respect to deposit market share in the Bolivian banking system.

Our banking business is organized into (i) wholesale banking activities, which are carried out by BCP’s Wholesale Banking Group, and (ii) retail banking activities, which are carried out by BCP’s Retail Banking Wealth Management Group (RB&WM)

To increase our visibility and raise our market share in the retail banking industry, BCP bought Edyficar, which is a scaled, high-growth and highly profitable microfinance business. Edyficar has a solid risk management strategy and a proven track record in both loan portfolio growth and social impact. Edyficar provides financial services for low-income micro-entrepreneurs and unbanked communities.

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of BCP’s subsidiaries. Our Chief Operating Officer (COO) is in charge of setting the general credit policies for our different business areas. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (See “(11) Supervision and Regulation—(ii) BCP”) and the guidelines set forth by our Board of Directors.

We also conduct our banking business through Atlantic Security Bank (ASB), which is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment.

Our deposit-taking operations are principally managed by BCP’s RB&WM group and ASB’s private banking group. See “(12) Selected Statistical Information—(iv) Deposits.”

Insurance

We conduct our insurance operations exclusively through Grupo Pacífico and its subsidiaries, which provide a broad range of insurance products. Grupo Pacífico focuses on three business areas, property and casualty insurance through Pacífico Seguros, life and pension insurance through Pacífico Vida, and health care insurance through Pacífico Salud. Grupo Pacífico, like other major Peruvian insurance companies, sells its products both directly and through independent brokers and agents. Directly written policies tend to be for large commercial clients, as well as for life and health insurance business lines.

Pension funds

Credicorp conducts all of its pension fund activities through its private pension fund administrator Prima AFP. During 2012, Credicorp through its subsidiary Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality services, with timely and transparent information to its clients.

In early 2012, the pension fund market developed at a stable competitive level. Later in the year the adoption of a new law, the Law Reform the Private Pension, dominated the market. The Law to Reform the Private Pension System establishes a new process for integrating new affiliates into the SPP. See “Item 4. Information on the Company— (B) Business Overview— (11) Supervision and Regulation— (vii) Prima AFP.”

Growth in the Peruvian economy and emerging markets resulted in an increase of Prima AFP’s funds under management. Funds under management grew from US$9.8 billion as of December 2010 to US$9.5 billion as of December 2011 and US$12.0 billion as of December 2012. Prima AFP’s RAM indicator (monthly insurable remuneration), increased from 32.2% in 2011 to 32.4%, achieving (31.6% in 2010). By RAM, Prima AFP has the largest market share in Peru.

Investment Banking

Credicorp’s regional investment banking platform is built mainly around three business units: Asset Management, Sales & Trading and Corporate Finance Investment Banking Business. These platforms are present in each of the companies through which we operate, BCP Capital, Correval and IM Trust (Peru, Chile and Colombia, respectively).

The following chart shows our organizational structure as of December 31, 2012:

(1)	The brand is Credicorp Capital.
(2)	BCP Chile owns 60.6% of IM Trust (Chile).
(3)	Investment bank business split from BCP.
(4)	BCP Colombia owns 51% of Correval S.A. (Colombia). This entity will be transferred to Credicorp Investments after obtaining the approval from the Colombian supervisor.

The following chart shows our future organizational structure once the regional investment banking platform is consolidated under Credicorp Investments, a subsidiary of Credicorp:

BCP Capital

BCP Capital conducts our investment banking business in Peru and was established through the split of an equity block of BCP. This split resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of US$71.2 million, US$18.0 million and US$53.2 million, respectively. Assets transferred included Credibolsa S.A.B., Creditítulos S.T., Credifondos S.A.F.M. and BCP’s investment banking activities. Through each of these businesses, BCP Capital is a market leader in the investment banking segment and it offers a wide range of products and services to corporate and retail clients.

Correval

Correval is a brokerage firm formed in 1987. Over the last 25 years the Company has retained its leadership in the Colombian brokerage market, with all of its products accounting for almost 12% market share in Colombian brokerage industry over the last four years. Correval has a nationwide presence through its offices in Bogota, Medellin, Cali and Barranquilla. Correval also opened an office in Panama in early 2011.

The firm offers a wide array of products and services, including asset management (mutual and discretionary funds), sales and trading (foreign exchange, fixed income, stock, derivatives and hedging products, e-trading) and corporate finance (M&A and advisory, among others).

IM Trust

IM Trust is one of the leading financial corporations in Chile, with over 25 years of experience in the Chilean market. Since 2005, it has placed over US$ 17 billion in transactions in capital markets, advising on complex operations such as M&A and on domestic and international investments. In early 2008, IM Trust expanded operations to Peru and Colombia.

The firm provides services in corporate finance (capital markets and M&A), sales & trading (equity, fixed income, and derivatives), and asset management (investment funds, mutual funds, advisory and mandates), servicing the retail, corporate, institutional and private segments.

Credicorp Securities Inc. (CSI)

CSI is a broker dealer which operates in the state of Florida in the United States and provides access to the global securities markets by providing a wide spectrum of brokerage services.

CSI began operations in March 2003 as an Introducing Broker Dealer (IBD) and Registered Investment Advisor (RIA). Its RIA license was canceled in July 2009, as CSI transferred the functions formerly performed under this license to the Asset Management Division at BCP. The objectives of CSI are to (i) canalize its affiliate’s brokerage activities and those of its customers and products and (ii) new customers into the brokerage business. As an IBD, CSI can open custodial accounts on behalf of its customers only with a clearing broker. Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation serves as CSI’s clearing broker

CSI’s core business includes purchasing and selling stocks, fixed income and money markets instruments. Its brokerage services involve corporate debt securities, U.S. Treasury bonds, equities, exchange-listed over-the-counter (OTC) securities, mutual funds (both domestic and international), hedge funds, options and structured products. Mutual fund sales are not actively solicited.

CSI also is approved to engage in trading for its own account in fixed income instruments. It is subject to a $100,000 minimum net capital requirement and files a Focus Report on a monthly basis.

(4)	BCP and Subsidiaries

4.1	General

BCP’s activities include wholesale banking, retail banking and wealth management and treasury. As of December 31, 2012, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets (US$35.5 billion), total loans (US$20.0 billion), deposits (US$22.8 billion) and net equity (US$2.8 billion). At the end of 2012, BCP’s loans, on an unconsolidated basis, represented approximately 34.1% of total loans in the Peruvian banking system. BCP’s loans represented 33% and 33.6% of total loans in the Peruvian banking system at the end of 2011 and 2010, respectively. BCP’s deposits represented approximately 37.3% of total deposits in the Peruvian banking system (higher than the 34% and 36.3% registered at the end of 2011 and 2010, respectively).

As of December 31, 2012, BCP had the largest branch network of any commercial bank in Peru with 365 branches. BCP also operates an agency in Miami and a branch in Panama. In addition, as of December 31, 2012, BCP Bolivia and Edyficar had 41 and 162 offices, respectively, through which they serve their clients.

As of and for the year ended December 31, 2012, BCP accounted for 87.7% of our total assets, 84.3% of our net income and 65.3% of our net equity. BCP’s operations are supervised and regulated by the SBS and the Central Bank.

BCP groups its client base according to the following criteria:

Client Segmentation
Business	Group	Income/Sales (US$MM)
	Corporate	Higher than 50
Wholesale Banking Group (WBG)
	Middle-Market	From 8 to 50
	Affluent	At least an individual monthly income of S/. 5,000

Retail Banking Wealth Management Group (RB&WM)	Consumer	Focus on medium-low income individuals who receive their payroll through BCP

	Small Business	From 0.5 to 8 or total debt from 0.2 to 1.5

	Micro-Business	Up to 0.5 or total debt up to 0.2

The grouping was a result of an analysis which addressed factors beyond the simple size and volume of activity for each client, such as clients’ affiliation with other companies or groups, the degree of follow-up required, and their credit ratings.

4.2	Subsidiaries

BCP’s corporate structure consists of a group of local subsidiaries offering specialized financial services, which complement BCP’s commercial banking activities. In addition to its local subsidiaries, BCP has an agency in Miami, a branch in Panama and a subsidiary in Bolivia.

BCP and its principal subsidiaries as of December 31, 2012 are as follows:

•	Banco de Crédito de Bolivia, or BCP Bolivia, is BCP’s commercial bank in Bolivia. BCP owns 95.92% of BCP Bolivia (directly and indirectly) and we hold the remaining interest. BCP Bolivia maintained an 11.2% market share of current loans and 11.1% of total deposits, and has a network of 41 offices located throughout Bolivia. BCP Bolivia owns one of Bolivia’s largest brokerage houses, Credibolsa S.A. Agente de Bolsa, and this subsidiary owns Credifondo SAFI Bolivia, a mutual fund administrator company. BCP Bolivia targets middle- and small-sized clients and offers a broad range of corporate, personal banking and leasing products. BCP Bolivia’s results are consolidated in BCP’s financial statements.

•	Empresa Financiera Edyficar S.A. was acquired in October 2009 and is 99.79 % owned by BCP. It is engaged in micro finance in Peru.

•	Solución Empresa Administradora Hipotecaria S.A. was established in 1979 under the name Solución Financiera de Crédito del Perú S.A. and is 100% owned by BCP. Its business included mortgage lending, consumer lending and SME financing. In the company’s shareholders meeting on November 19, 2009, Solución Financiera de Crédito del Perú S.A.’s shareholders decided to change the company from a finance company to a mortgage administrator company and to change the company’s name to Solución Empresa Administradora Hipotecaria S.A. These changes were necessary because, according to Peruvian Law, no person is allowed to be the owner of two financial institutions of the same type. As a result, the company will primarily engage in the administration of mortgage portfolios. These changes were approved by the SBS through resolution SBS 47-2010 on May 21, 2010.

•	BCP Colombia is 100% owned by BCP. BCP Colombia, in turn, owns 51% of Correval (brokerage entity established in Bogota, Colombia). We intend to transfer this subsidiary to Credicorp Investments after obtaining approval from Colombian regulatory authorities.

•	Inmobiliaria BCP is the real estate subsidiary of BCP. It manages the sale of real estate that has been foreclosed or received in payment by BCP. Inmobiliaria BCP is 100% owned by BCP.

•	Inversiones BCP was incorporated in Chile in 1997, with the special purpose of investing in the stocks of Banco de Crédito e Inversiones (BCI) Chile. Inversiones BCP is 99.99% owned by BCP.

4.3	Business Lines

(i)	Wholesale Banking Group (WBG)

BCP’s WBG competes with local and foreign banks. BCP’s traditional long term relationships with medium-sized and large corporate companies provide its WBG with a competitive advantage.

BCP’s WBG maintained a positive trend in loan placements, posting average portfolio levels of US$6,982 million in 2010 (a 18.7% year-over-year increase), US$8,391 million in 2011 (a 20% year-over-year increase) and US$9,225 million in 2012 (a 10% year-over-year increase). It also maintained its leadership in the wholesale banking market with a 39.1% market share in loans. BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

The WBG is divided into the following two divisions:

•	Corporate and International Division (CID):

o	WGB’s corporate banking subdivision, which provides loans and other credit and financial services, focuses on serving large-sized companies that have an annual turnover of over US$50 million, audited financial statements and dominant market positions in their particular brands or product areas. Even if clients do not meet all of these criteria, BCP may service firms under category if they belong to large economic groups from industries that are important to Peru’s economy.

o	WGB’s international banking and leasing subdivision manages BCP’s relationship with financial institutions (locally and abroad), trade products, international operational services and financial leasing products.

o	WGB’s cash management and transactional services subdivision develops products and services to support clients’ daily activities of cash management, collections, payments, and investments, among others.

•	Middle-Market Division (MMD):

o	WGB’s middle-market banking subdivision serves mid-sized companies. In determining which clients are best served by this subdivision, WBG considers a mix of different characteristics, such as annual revenues, financial leverage, overall debt and product penetration and complexity. BCP’s middle-market clients’ annual revenues generally vary from US$8 million to US$50 million, and are serviced nationwide by 13 BCP regional managers.

o	WGB’s institutional banking subdivision focuses principally on serving profit and non-profit organizations, state-owned companies and other major institutions.

Net interest income from BCP’s WBG reached US$187.5 million in 2010, US$260 million in 2011 and US$284 million in 2012. Fee income was US$141.5 million in 2010, US$165.6 million in 2011 and US$192.5 million in 2012.

Corporate and International Division (CID)

BCP continues to meet the needs of its corporate clients, assisting them with financial services, cash management solutions and short and medium-term financing through the CID. As a result, BCP’s corporate banking loans grew from US$5,155 million in 2010 to US$5,477 million in 2011 and US$5,870 million in 2012. These increases, coupled with a very low PDL ratio (less than 0.1%), enabled the CID to obtain a net interest and fee income of US$ 217.3 million in 2012, which represents 45.6% of the total net income of the WBG. The CID obtained a net interest and fee income of US$ 204.3 million in 2011 and US$ 151.7 million in 2010.

The moderate pace of the CID’s growth is due to (i) intense competition from foreign banks, which finance their operations at lower costs due primarily to the fact that the BCR has high reserve requirements for foreign currency for banks that operate locally, and (ii) the availability of alternative financing through capital markets. Nevertheless, BCP has an industry leading 46.24% of the market share for loans.

The CID offers a broad range of products and tailors its product offerings to meet each client’s unique requirements. In general, this division is expected to offer high-value-added products and services, particularly cash management services, at competitive prices.

The majority of the CID’s financing is provided to fund capital expenditures and investments, sales, international trade and inventories. The CID also offers medium and long term financing (in almost all cases backed by real guarantees), financial leasing, factoring, domestic collections and nationwide fund transfers.

Guarantees received by this division consist of (i) receivables in the case of sales financing, (ii) warrants or pledges over inventory, in the case of inventory financing and (iii) collateral, in the case of financing for fixed asset acquisitions and improvements to infrastructure.

International Banking Unit

The International Banking Unit focuses on obtaining and providing short-term funding for international trade. Medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions are also provided to clients. In addition, this unit earns fees by confirming guarantees issued by international banks and other fees as a result of the international payment business. The International Banking Unit also promotes international trade activities with its local clients by structuring trade products and services, organizing and sponsoring conferences and advising customers through a wide range of trade products.

Since September 2008, the International Banking Unit has also been supervising our trade back-office unit (International Operations). BCP maintains business relationship with correspondent banks, development banks, multilateral and export credit agencies in countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital and medium and long-term investment projects.

BCP’s import letters of credit, collections and transfers amounted to US$ 9.4 billion in 2010, US$12.4 billion in 2011 and US$14.3 billion in 2012, which represented 34.0% of total Peruvian imports. The growth in our import letters of credit corresponded with the growth in total Peruvian imports. According to SUNAT, total Peruvian imports grew from US$29.9 billion in 2010, to US$ 37.9 billion in 2011 and US$ 41.9 billion in 2012. This trend was primarily due to higher demand for raw materials and capital goods.

BCP provided foreign trade financing for exports of a volume that reached US$18.1 billion in 2012, a figure that represented 40.1% of total Peruvian exports and that increased from US$ 19.8 billion in 2011 and US$ 16.6 billion in 2010.

BCP has access to a wide network of foreign correspondent banks and can offer several internationally competitive products to its customers. It has correspondent banking relationships and uncommitted credit lines with more than 80 banks for foreign trade operations and financing of working capital as well as medium and long-term investment projects. BCP also has a direct presence abroad through its agency in Miami and its branch in Panama.

During 2012, Peru had a very active leasing market, which increased from US$ 6.4 billion in 2010 to US$7.7 billion in 2011 and US$9.1 billion in 2012. Following this trend, BCP has consolidated its leadership in the leasing business by slightly increasing its market share from 38.8% in 2010 to 37.5% in 2011 and 39.2% in 2012.

Cash Management and Transactional Services Unit

Our Cash Management and Transactional Services Unit is in charge of developing transactional services that handle the exchange of information and money transfers among corporations, midsize companies, institutions and micro-business companies. This unit is responsible for both, the development and marketing of transactional (or “cash management”) services for our corporate and institutional clients. We offer more than 30 products aimed at strengthening ties with clients and assuring their loyalty. Our electronic channels allow us to reduce costs and increase fee income. Services managed by this unit include collections (automated trade bill collection), automated payments (loans to personnel and suppliers’ accounts, reverse factoring and money transfers), electronic office banking, electronic lending solutions and cash management through checking accounts with special features.

In 2012, our transactional services accounted for 15.5% of the BCP’s overall earnings. The monthly average number of checking accounts increased by 4% during two consecutive years and fee revenue increased 7% in 2011 and 30.4% in 2012, due to an increase in commissions from our checking accounts. Other sources of income, such as bills of exchange and collection services have increased by 8.6% and 37.1%, respectively, compared to 2011, due to performance across all market segments. Additionally, the acquisition of new clients, together with the number of established clients in our office banking service (Telecredito), has generated a growth of 58.7% in the number of transactions (compared to 36.3% in 2011). Tax collections grew 35.1% in 2012 and 12.3% in 2011. We continue to introduce electronic products that will eventually replace the conventional promissory notes. Likewise, the transaction volume generated by reverse factoring increased 10% in 2012 and 16% in 2011.

Middle-Market Division (MMD)

BCP’s MMD provides banking services targeted to medium-sized companies from various economic sectors. The products offered to middle-market clients are similar to those offered to corporate banking clients. The three major types of products are:

•	Revolving credit lines to finance working capital needs and international trade financing;
•	Stand-by letters of credit and bond guarantees; and
•	Structured long-term and medium-term financing, through loans or financial leasing.

BCP has identified several opportunities to engage middle-market companies, particularly in Peru’s manufacturing, wholesale, retail, fishing, agribusiness and construction industries. BCP has created dedicated areas which focus on attending to the needs of these specific economic groups. BCP has a middle-market client portfolio of approximately 6,855 companies, including 1,180 economic groups. Generally, these clients are not listed on any stock exchange; however in certain cases they have accessed capital markets either for bonds or commercial paper. These companies are typically family-controlled but professionally managed, and their financial information is audited.

Since 2009, the MMD has revised its customer segmentation policies. The division includes mature companies that will eventually become part of our corporate segment, traditional mid-size companies and a group of growing small cap companies.

The MMD has continued to make progress toward implementing its strategic goals by:

•	Creating dedicated points of contact to meet the needs of its customers more efficiently;
•	Streamlining its lending processes to provide middle-market customers with prompt service;
•	Introducing new electronic financial products to make its services more accessible to customers;
•	Incorporating sophisticated technical tools in order to implement a risk-based pricing model;
•	Focusing on fee income, and loan portfolio growth;
•	Introducing a new commercial planning model that employs an efficient and standardized methodology; and
•	Maintaining risk controls using sophisticated tools created by BCP’s Risk Management Unit.

According to internal reports, net interest income and fee income from the MMD reached US$177.3 million in 2010, US$221.7 million in 2011 and US$259.3 million in 2012. This trend was consistent with the performance of the MMD loan portfolio, which reached US$2,398 million in 2010, US$3,032 million in 2011 and US$3,601 million in 2012. As of December 31, 2012 BCP had a market share of 35% in this segment.

We believe that middle-market companies have benefited from the overall economic improvements in Peru over the past few years. Loan quality problems have been addressed through procedures and organizational changes that have focused on improving the loan approval and credit-risk assessment processes.

Institutional Banking Unit

BCP’s Institutional Banking Unit, which operates within the MMD, serves 1,310 clients throughout Peru. In Lima, a specialized team in wholesale banking serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, and microfinance institutions. In other provinces, a specialized remote wholesale banking team partners with BCP’s retail banking area to serve clients.

The annual average deposit amount in BCP’s Institutional Banking Unit (Lima and provinces) increased 7% reaching US$2.4 billion in 2012 (compared to 5.9% from the previous year). The Institutional Banking Unit is important because its clients offer great potential for generating fee income and other cross-selling opportunities. BCP’s strategy in this unit is focused on building customer loyalty by offering customized services at competitive rates and providing outstanding service quality. Our institutional banking typically requires remote office banking, collections and automated payroll payment services.

(ii)	Retail Banking and Wealth Management (RB&WM) Group

At the end of 2012, RB&WM - related loans represented 45% of BCP’s total loans, while deposits accounted for 60% of BCP’s total deposits. Net income from RB&WM lending constituted 37.8% of BCP’s net income, while income from related fees constituted 62.5% of BCP’s total fee income.

In 2012, the RB&WM Group’s loan volumes increased to US$ 9,351 million in 2012from US$ 7,093 million in 2011 and US$5,322 million in 2010. This 31.8% growth in 2012 is a result of sound increases in all lending businesses, which include home mortgages, installment loans and credit cards, and small and micro business loans. With respect to deposits, RB&WM - related deposits have also shown consistent growth. Deposits increased 27.8% in 2012, and totaled US$13,342 million as of December31, 2012. Deposits totaled US$10,443 million as of December31, 2011 and US$ 9,061 million as of December 31, 2010.

With the segmentation of its retail client base, BCP is able to focus on cross-selling its products and improving per-client profitability. The RB&WM Group has undertaken several projects to improve one-on-one marketing techniques and tools for the sale of its products to all market segments. BCP’s management expects the RB&WM businesses to continue being one of the principal growth areas for BCP’s activities.

BCP’s RB&WM serves high net worth individuals and small-sized companies with annual sales levels of up to US$8 million. BCP’s objective is to establish profitable long-term relationships with its broad client base, using segmentation strategies that satisfy the specific needs of each type of client. BCP’s retail distribution strategy changed at the beginning of 2007, when BCP started using the branch network as the center for all transactional and commercial activities. BCP now has a commercial division, in charge of most direct sales forces and branches, which in turn are organized on a geographic level. Each branch is responsible for servicing and selling products to three customers groups: affluent, small business and consumer. In addition, each branch manager is responsible for overseeing the different channels offered within the branch, such as account managers, customer service representatives and tellers. Telemarketing, mid-size business banking and real estate developer financing are not managed directly by local branches because of the specialty level and high growth potential associated with these products.

Since 2008, BCP has made an unprecedented investment in infrastructure and human resources to support its “banking the unbanked” market penetration strategy in Peru. As a result, between 2010 and 2012, BCP experienced substantial growth in its various channels, including 2,926 new customer contact locations (33 branches, 694 ATMs and 2,199 Agentes BCP). Demonstrating its leadership in attracting new customers, BCP now services over four million clients with its network of 365 branch offices, 1,844 ATMs and 5,713 Agentes BCP (these figures do not include the customer contact locations under Edyficar’s management, which we account for separately).

Affluent Banking

BCP is constantly improving the value proposition it offers to affluent customers to increase their loyalty and ultimately their profitability. In May 2012, BCP created a new super affluent segment called BCP Enalta. This segment and the Private Banking segment operate under the Wealth Management Group.

Private Banking is a segment composed of customers that have over US$ 400,000 available for investment. Customers in private banking receive not only local but also global investment advice. Its value plan is composed of (i) high quality standards in client service by expert account managers, (ii) close and personalized service, (iii) special interest rates, and (iv) exclusive branches. Customers in this segment total approximately 3,000.

Customers served by the BCP Enalta segment must have monthly incomes in excess of US$ 10,000 or have at least US$200,000 available for investment. BCP Enalta customers have access to six exclusive branches in Lima, where they may perform financial transactions and obtain personalized advice from investment, insurance and loan experts based on their risk profiles and financial needs. BCP Enalta also offers customers: (i) access to exclusive products, (ii) specialized account managers and/or expert phone banking, (iii) preferential service by tellers at branches, and (iv) preferential interest rates on loans. BCP Enalta has approximately 12,000 customers. The Wealth Management Group generates 15% of the RB&WM Group’s revenue, 10% of the RB&WM Group’s loan volume and 18% of its deposit volume.

BCP’s mass affluent customers must have a positive credit record and a monthly income of at least US$2,000. They receive a differentiated value plan which includes: (i) access to innovative products, (ii) dedicated customer services channels such as specialized account managers and/or expert phone banking, (iii) preferential service by tellers at branches and (iv) preferential interest rates on loans. Approximately 102,000 of the mass affluent clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. Account managers are also responsible for new customer acquisition. BCP has approximately 206,000 mass affluent customers. The mass affluent banking segment generates 25% of the RB&WM Group’s revenue while managing 4% of the RB&WM Group’s total customer base, 30% of its loan volume and 23% of its deposit volume.

Small Business Banking

BCP’s Small Business Banking Segment accounts for approximately 514,000 clients. Customers are divided into two groups with different business models, services levels, and product access. The first group is top-end small business banking, which serves approximately 13,200 clients with debts between US$0.2 million and US$1.5 million and/or annual sales between US$0.5 million and US$8 million. The next group serves approximately 500,700 small business clients, which have debts up to $0.2 million and/or annual sales up to US$0.5 million.

According to BCP’s internal reports, the Small Business Banking loan portfolio grew from US$1,707 million in 2010 to US$2,310 million in 2011, and by the end of 2012 the loan portfolio was US$3,092 million. In terms of deposits, this group increased deposits from US$1,860 million in 2010 to US$1,885 million in 2011 and US$2,237 million by the end of 2012.

Through Edyficar, BCP also serves the microfinance market, and as of December 31, 2012, it registered 433,406 clients with a total loan portfolio equivalent to US$750 million, which represented an increase of 48% compared to the level registered at the end of 2011. Comparing year end 2010 to 2011, loan balances also grew 47% from US$345 million to US$ 507 million. As of December 31, 2012, Edyficar had a client market share of 12%, making it second in terms of loans within the microfinance segment. The aggregate market share of Edyficar and BCP in the microfinance segment totaled 23.3% at the end of 2012, and combined, they have the highest market share in the microfinance segment (BCP’s micro-finance operations are part of the Small Business Segment).

Consumer Banking

Our Consumer Banking Area is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 4.1 million medium to low income individuals. Consumer Banking focuses on customers who receive their payroll through BCP (which represent slightly more than 1.1 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products) and access to payroll advances.

Mortgage Lending

As of December 31, 2012, BCP was the largest mortgage lender in Peru with a market share of 33.7% of total mortgage loans in the Peruvian banking system. This was largely the result of BCP’s extensive marketing campaigns and its improvements procedures for extending credit and establishing guarantees.

BCP expects the mortgage lending business to continue to grow because of:

•	low levels of penetration in the financial market;
•	increasing demand for housing;
•	availability of funds for the Peruvian government’s MiVivienda low-income housing program; and
•	the current economic outlook for controlled inflation and economic growth in Peru.

BCP had US$3,182 million in outstanding mortgage loans as of December 31, 2012 (as compared to US$2,530 million at year-end 2011 and US$2,012 million at year-end 2010).

All of our mortgage-financing programs are available to customers with minimum monthly income of US$400. In the past, the Peruvian government sponsored a home ownership program known as the MiVivienda program, which provided assistance to purchasers of homes valued at up to US$60,000. Under the program, BCP financed up to 90% of the appraised value of a property (in either U.S. Dollars or in local currency) where monthly mortgage payments did not exceed 30% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offered under the program was 25 years.

In May 2006, the original MiVivienda program was terminated. However, local banks (with government approval) launched a similar project, known as MiVivienda2, to which proprietary funds contribute. In addition, in March 2007, BCP created a new program financed by the government called Mi Hogar, which targeted people with a lower income profile. The conditions of the new program are almost identical to those of the first MiVivienda program, except that all financing is in local currency. In June 2009, the Peruvian government re-launched the MiVivienda program with the objective of financing mortgages between US$17,000 and US$60,000 using government funds (the government offers guarantees to the lending bank or financial institution through Corporación Financiera de Desarrollo S.A., COFIDE). Simultaneously, they re-launched their product, Techo Propio, to finance mortgages between US$7,000 and US$17,000. Both programs are intended to develop affordable housing in the country. In 2012, nearly 9,926 MiVivienda loans were sold, 33.6% of which were sold through BCP.

In 2011, BCP stopped offering variable and LIBOR-based home mortgages. BCP now only offers fixed interest rates on home mortgage loans denominated in both U.S. Dollars and Nuevos Soles. BCP’s mortgage portfolio is predominantly fixed rate and U.S. Dollar-denominated.

As of December 31, 2012, mortgage loans in the Peruvian banking systems totaled approximately US$ 9,432 million, representing 14.8% of total loans in the Peruvian banking system and only 4.8% of the Peruvian GDP. Comparatively, as of December 31, 2012, mortgage loans accounted for 16.4% of Credicorp’s total loan portfolio, with an average LTV (loan-to-value) of 66% and past-due-loan ratio of 1.3%. Through its subsidiary BCP, Credicorp has increased lending to lower socio-economic segments of the population in Peru through programs sponsored by the government (Mi Vivienda and Mi Hogar). Mortgage loans to this sector represent approximately 13.9% of Credicorp’s total mortgage loans and 1.53% of total loans. The Company’s total portfolio also includes mortgage loans granted in Bolivia, which represent 1% of its total loans and have an average LTV of 55.4%.

The real estate markets in Peru have been more active than markets in Bolivia in recent years, as a result of the shortage of housing in both countries and continued growth in GDP per capita. Along with this growth, Credicorp has experienced an increase in the volume of mortgage loans it grants per year. Mortgage loans are associated with low losses because of their high LTV, and they have the added benefit of generating opportunities for cross selling other banking products, which has had a positive impact on Credicorp’s results of operations.

Consumer Lending (Credit Cards and Installment Loans)

Consumer lending, credit cards and installment loans have grown significantly as improving economic conditions have led to increased consumer spending in Peru. BCP expects the strong demand for these products to continue. In addition to interest income, BCP derives income from customer application, maintenance, retailer transaction merchant processing, finance and credit card penalty fees.

Peru’s economic growth has had a major impact on the consumer credit market, which grew by a total of 15% in 2010, 22% in 2011 and 15% in 2012. The outstanding balance of consumer loans (monthly average) in Peru is slightly under US$12 billion, consisting of US$4.5 billion in credit card loans and US$7.3 billion in installment loans. BCP’s market share in consumer lending has consistently increased since 2010, growing from 19.6% to 21.8% by year-end 2012. This growth in consumer lending was achieved while maintaining a PDL ratio (for over 30 days) of below 5%.

During 2010 and 2011 installment loans grew 12% and 27%, respectively. In 2012, these loans grew by another 23%. This result was due, in part, to a strategic change by BCP, which was designed to broaden its customer base.

In the credit card business, BCP continued to apply segmented strategies. BCP continues to offer value to its high-end customers through partnerships with the airline LAN and with Primax, a related chain of gas stations. These programs, coupled with BCP’s own travel program, enabled BCP to reach record levels, both in points that clients gained for using their credit cards and in points that clients spent to obtain products or services available under loyalty plans. To attract customers in the lower income segment, BCP is streamlining its risk assessment and card delivery processes and generating partnerships with other retailers.

In 2011, the RB&WM Group launched a new product called Movistar BCP MasterCard Credit Card, in partnership with Movistar, a global leader in the telecom business. The product is designed to strengthen BCP’s position in Peru’s low income market and it will be the first MasterCard credit card offered by BCP. In addition, the Movistar BCP MasterCard Credit Card will complement our existing AMEX and VISA products.

BCP has been improving its credit monitoring systems and optimizing its scoring models, which include, among others, behavior, payments and income forecasting. As a result, BCP achieved an increase of over US$340 million in outstanding balances form credit cards from December 31, 2010 through December 31, 2012. According to BCP’s internal records, the number of active credit cards has constantly increased from 510,000 in 2010, to 763,000 in 2011 and 910,000 in 2012.

In addition, BCP has developed sales capacities in alternative channels, such as sales through telephone contact centers, which now represent 40% of total credit card sales (compared to 23% in 2010).

(iii)	Treasury

Treasury, Foreign Exchange, Derivatives and Proprietary Trading

BCP’s Treasury and Foreign Exchange Groups are active participants in money market and foreign exchange trading. These groups manage BCP’s foreign exchange positions and reserves and are also involved in analyzing liquidity and other asset/liability matters. The trading desk plays an important role in short-term money markets denominated in Nuevos Soles and in other currencies. It has also been active in the auctions of certificates of deposit by Peru’s central bank as well as in financings through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments.

BCP’s derivative group helps companies, ranging from SME to large corporations, hedge their market risks. This group offers forwards, FX options, interest rate swaps, cross currency swaps as well as tailor-made derivatives for its clients. The group also offers Overnight Indexed Swap (OIS) in local currency for local institutional clients. In addition to its local presence, the derivative group has a regional presence, serving clients in the Andean region. BCP’s derivative group is closely supervised by BCP’s treasury risk unit, which includes professionals trained in best risk practices in international markets. This allows BCP to minimize risk and provide competitive prices to its clients.

BCP adheres to international best practices in terms of cash management. In 2007, BCP created the Assets and Liabilities Management Service (or ALM) which is responsible for managing its balance sheet under the Asset and Liabilities Committee (or ALCO) oversight. ALM is responsible for managing BCP’s balance sheet and for accepting reasonable interest rate and liquidity risks through management of the short- and long-term transfer rates.

BCP’s proprietary trading consists of trading and short-term investments in securities, which includes instruments from various countries. These short-term investments are primarily made to facilitate BCP’s treasury management and corporate finance efforts.

Additionally, as of December 31, 2012, investments available-for-sale and held-to-maturity totaled US$7,671 million, which represented 18.8% of Credicorp’s total assets. Approximately US$4,207 million are financial instruments rated in Peru, of which nearly 70% are instruments from the Peruvian Central Bank (the Peruvian Government’s current rating is BBB in both domestic and foreign currency, according to Moody’s) and approximately 16% have local ratings equal to or above A-. Approximately US$3,464 million of Credicorp’s investments available-for-sale and held-to-maturity are financial instruments rated abroad, of which 74.7% hold international ratings equal to or above BBB-. Approximately 68.0% of Credicorp’s total investments available-for-sale and held-to maturity are exposed to Peru country risk; and 11.8% are exposed to United States country risk.

4.4	Lending Policies and Procedures

The Bank has adopted a risk appetite framework and established objective metrics and thresholds to periodically monitor the Bank´s evolving risk profile. The framework was approved by the Board of Directors, and will be managed and monitored by the Risk Management Unit within the Bank’s Central Risk Management Group. The adoption of a risk appetite framework reflects the Bank´s commitment to aligning its forward-looking business strategy with its corporate risk vision.

BCP’s uniform credit policies and approval and review procedures are based upon conservative criteria and are uniformly applied to all of its subsidiaries. These policies are administered in accordance with guidelines established by Peruvian financial sector laws and SBS regulations. (See “—(11) Supervision and Regulation—(ii) BCP,” and the guidelines set forth by our board of directors.)

BCP’s credit approval process is based primarily on an evaluation of each borrower’s repayment capacity and commercial and banking references. BCP determines a corporate borrower’s repayment capacity by analyzing the historical and projected financial condition of the company and of the industry in which it operates. Other important factors that BCP analyzes include the company’s current management, banking references, past experiences in similar transactions, and the quality of any collateral to be provided.

For the evaluation of BCP’s corporate borrowers, credit officers analyze the client’s ability to repay obligations, determine the probability of default of the client using an internal risk rating model, and define the maximum credit exposure that BCP wants to hold with the client.

BCP’s individual and small business borrowers are evaluated by considering the client’s repayment capacity, a documented set of policies (including, among other issues, the client’s financial track record), and, in most cases, credit scores, which assign loan-loss probabilities relative to the expected return of each market segment. In BCP, about 80% of credit-card and consumer-loan application decisions are made through automatic means. Mortgage and small business loan applications decisions are made by credit officers who use credit scores and profitability models as inputs for their evaluations and report to a centralized unit.

Our success in small business and personal lending areas depends largely on BCP’s ability to obtain reliable credit information about prospective borrowers. The SBS has an extensive credit bureau which has expanded its credit exposure database service to cover businesses and individuals that have borrowed any amounts from Peruvian financial institutions. This database includes risk classifications for each borrower: “Normal,” “Potential Problem,” “Substandard,” “Doubtful” and “Loss.”

BCP has a strictly enforced policy that limits the lending authority of its loan officers. It also has procedures to ensure that these limits are adhered to before a loan is disbursed. Under BCP’s credit approval process, the lending authority for middle market, small business, and personal loans is centralized into a specialized credit risk analysis area, which is operated by officers that have specific lending limits. In addition to the controls built into the loan approval workflow systems, the credit department and BCP’s internal auditors regularly examine credit approvals to ensure that loan officers and credit analysis officers are complying with lending policies.

The following table briefly summarizes BCP’s policy on lending limits for loan officers and credit risk analysis officers. Requests for credit facilities in excess of the limits set forth below are reviewed by BCP’s COO, executive committee or, if the amount of the proposed facility is sufficiently large, board of directors.

In US$ thousands	Risk without collateral or with only personal collateral or guarantee	Risk with preferred Guarantees (1)
Board of Directors	Regulatory limit	Regulatory limit
Executive Committee	US$ 350,166	US$ 350,166
Chief Operating Officer	US$ 60,000	US$ 60,000
Risk Division Manager/ Credit Division Manager	US$ 13,500	US$ 27,000
Credit Risk Manager	US$ 4,500	US$ 14,400
Credit Risk Chiefs	US$ 1,800	US$ 5,400
Retail Credit Risk Manager	US$ 1,200	US$ 2,000

(1)	Preferred guarantees include deposits in cash, stand-by letters, securities and other liquid assets with market price, mortgages, non-real estate property guarantees and assets generated by leasing operations. The limit for the Executive Committee is 10% of the Regulatory Capital of BCP as of December 2012.

BCP believes that an important factor in maintaining the quality of its loan portfolio is the selection and training of its loan and risk officers. BCP requires loan officers to have degrees in economics, accounting or business administration from competitive local or foreign universities. In addition, training is based on a three-month “Bank Specialization Program”. Trainees in this program are taught all aspects of banking and finance. After the training program finishes, trainees are hired as loans officers and receive specialized training in credit risk. Loan officers also receive training in specific matters throughout their careers at BCP. Laterally-hired officers generally are required to have prior experience as loan officers.

BCP operates in substantial part as a secured lender. As of December 31, 2012, approximately US$11.6 billion of our loan portfolio and contingent credits were secured by collateral, which represents 49.6% of the total loan portfolio based upon our unconsolidated figures, as compared to 48.9% in 2011 and 45.4% in 2010.

Liquid collateral is a small portion of BCP’s total collateral. In general, when BCP requires collateral for the extension of credit, it requires collateral valued at between 110% and 150% of the principal amount of the credit facility granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts when required for specific reasons.

Pursuant to a Peruvian regulation (Article 222° under Law 26702) that become effective in December 1998, the existence of collateral does not affect the loan classification process. For Peruvian accounting purposes, secured loans (or the portion of any loans covered by collateral) that are classified in Class “B,” “C,” or “D” risk categories considered as substandard loans (See “Item 4. Information on the Company- (B) Business Overview -(12) Selected Statistical Information -(iii) Loan Portfolio - Classification of the Loan Portfolio”) have a lower loan loss provision requirement than similar unsecured loans. If a borrower is classified as substandard or below, then BCP’s entire credit exposure to that borrower is so classified.

BCP conducts unannounced internal audits on borrowers’ financial statements, consistent with the local banking regulations of the jurisdictions in which it operates.

4.5	Deposits

Deposits are principally managed by BCP’s Retail Banking Group. The main objective of BCP’s Retail Banking Group operations has historically been to develop a diversified and stable deposit base in order to provide a low-cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. BCP has historically relied on the more traditional, stable, low cost deposit sources, which it considers to be its core deposits: demand deposits, savings and CTS deposits. CTS deposits, or Severance Indemnity Deposits, are funded by companies in the name of their employees. CTS deposits amount to one month’s salary per year and may be withdrawn by the employee upon termination of employment, subject to certain exceptions. Exceptions include disposing of 40% of the CTS deposit made in May 2010 and 30% of CTS deposit made in November 2010. Since the year 2011, employees have been able to dispose 70% of the excess of six gross monthly remunerations.

As of December 31, 2012, deposits represented 69.8% of BCP’s total source funding. BCP’s extensive branch network facilitates access to this source of stable and low-cost funding. BCP’s corporate clients are also an important source of funding for BCP.

4.6	Support Areas

BCP’s commercial banking operations are supported by its Risk Unit, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “—(4) BCP and Subsidiaries—(v) Lending Policies and Procedures.”

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

Information Technology (IT)

BCP believes its technology platform as one of its main competitive strengths and continues to invest in this area to maintain its competitive position in the banking sector. During 2012, to continue improving efficiency, reduce time-to-market and strengthen our contingency and business continuity plan, BCP entered into agreements with strong technology companies such as IBM, Tata Consulting Services (Subsidiary of Peru - TCS) and Everis Peru S.A.C. (Everis). IBM supports the administration and operation of BCP’s hardware and servers, IBM also supports BCP’s continuity plan through the IBM IT center in Sao Paulo, Brasil. TCS and Everis provide services for the maintenance and development of some of BCP’s applications.

BCP’s expenses on IT totaled US$136.2 million in 2010, US$152 million in 2011 and US$190.2 million, in 2012. The 25.1% increase in 2012 was primarily due to an expansion in the channel network and the related increased transactional activity. BCP’s investments in IT totaled US$51.9 million in 2010, US$75.1 million in 2011 and US$58.7 million in 2012.

Marketing

BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and is focused on change and innovation. The company promotes its products and services by constantly improving them. In this manner, BCP aims to grow and be a leader in every retail financial market by offering the highest possible value for its clients and shareholders. During 2012, BCP continued its strategy which was based on generating value.

BCP also continues to develop strategies to approach different retail customer groups through our customized outreach strategy know as Customer Relationship Management (CRM). This has enabled BCP to reach customers proactively and provide them with personalized offers and terms, in a timely manner while using cost effective channels and maximizing efficiency.

Another key element for BCP in creating value is innovation. BCP has launched several innovative products, including new service products for wealthy customers and new benefits for customers whose wages are paid directly into their BCP accounts. BCP is also constantly evaluating and improving its internal systems, operations and organizational structure in order to achieve leaner and more efficient processes which enhance the banking experience for our customers. Since 2009, BCP has streamlined processes by making adjustments to branch layouts, tellers, ATM cash management and mortgage lending practices. We have also implemented more standardized and sustainable commercial practices.

Quality service is a permanent goal for BCP and the company aims to proactively meet or exceed regulations promulgated under the Consumer Protection Law. BCP has made significant investments in improving service and keeping customers informed about its products and services, with a special focus on reducing claims.

4.7	Anti-Money Laundering Policies

BCP has a Compliance System that consists of specific policies, processes and programs. Its objective is to ensure that the organization complies with and consistently applies local and international regulations while guaranteeing that the highest standards for ethics, integrity and professional conduct are observed at all times in all of its companies.

One of the programs in the Compliance System is the Anti-Money Laundering and Financing of Terrorism Effort, which aims to prevent and detect instances in which the bank’s products and services are used to commit these types of crimes. The program also monitors compliance with legal regulations and best practices established by the Financial Action Task Force (FATF), an inter-governmental body that promulgates standards for combating money laundering, terrorist financing and other related threats to the integrity of international financial systems.

The Compliance System also includes a Regulatory Compliance Program, which identifies new regulations and evaluates current norms to ensure that they are implemented within the deadlines established by BCP. Most recently, the Normative Compliance Program has focused on the Foreign Account Tax Compliance Act (FATCA) and the Dodd Frank Act.

In addition, the Compliance System includes a risk focus that monitors BCP’s capacity to address fines or other situations that may adversely affect the corporation’s reputation. This focus allows us to identify possible compliance risks, determine relevant control mechanisms and levels of criticality, and determine the appropriate course of action.

Given that BCP’s employees play a fundamental role in promoting a compliance culture across the organization, we hold specialized and on-going courses in both in-situ and virtual formats. These programs provide our employees with the tools they need to conduct operations in a manner consistent with BCP’s policies.

BCP’s Compliance System is constantly reviewed and updated. BCP has a Code of Ethics and good practices, which are complemented by guidelines for conduct and anti-corruption policies in the case of conflicts of interest. This helps guarantee that the Corporation’s policies are in step with the best international standards, which generates a positive effect on the organization’s reputation and increases client confidence.

4.8	Employees

As of December 31, 2012, BCP had 22,538 employees (including 1,536 employees from BCP Bolivia, and 3,129 employees from Edyficar) compared to 18,616 employees as of December 31, 2011 and 16,148 employees as of December 31, 2010.

(5)	Atlantic Security Bank (ASB)

ASB is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment. It was incorporated in September 1984, in the Cayman Islands and principally serves Peruvian-based customers. ASB has an international licensee branch in Panama, through which it conducts all commercial business.

As of December 31, 2012, ASB had total assets of US$1,768.5 million and shareholders’ equity of US$219.8 million. As of December 31, 2011, ASB total assets and shareholders’ equity reached US$1,523.5 million and US$189.2 million, respectively (compared with US$1,337.8 million and US$205 million, respectively, as of December 31, 2010). ASB reported a net income of US$48.4 million in 2012, compared with US$41.1 million in 2011 and US$48.9 million in 2010.

ASB’s clients have traditionally provided a stable funding source, as many are long-time clients who roll-over deposits on a permanent basis. As of December 31, 2012, ASB had approximately 3,400 clients, 91% of whom were Peruvian. ASB deposits reached US$1,117.7 million in 2010, US$1,320.6 million in 2011 and US$1,396.8 million in 2012.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities represent a distant second in terms of portfolio allocation, while equity and hedge-fund positions, though present, are less relevant. As of December 31, 2012, ASB’s investment portfolio was US$802.5 million, compared to US$811.6 million in 2011 and US$751.6 million in 2010.

Third-party asset management is an important activity for ASB. Total AuMs (Assets under Management) reached US$3,961 million as of December 31, 2012, compared to US$3,193.6 million as of December 31, 2011 and US$3,177.7 million as of December 31, 2010. These assets range from direct unsolicited securities to ASB managed mutual funds.

ASB also maintains a sizable loan portfolio. Total loans outstanding were US$801.1 million, US$606.1 million and US$468.1 million at year-ended 2012, 2011 and 2010, respectively. Between 94% and 96% of these loans were guaranteed by client’s deposits or investments. At the year-end 2012, for example, only US$36.9 million of this total represented unsecured loans. This level of securitization is reflected in ASB’s level of non-performing loans, which is consistently less than 1% of its total loan portfolio. The majority of ASB’s loans are granted to Peruvian individuals and companies, while those that are not are otherwise directed exclusively to Latin American borrowers.

ASB’s overall investment strategy, the general profile of its investment portfolio and its specific investment decisions are reviewed on a weekly basis by an investment committee. Its credit risk by counterparty, including direct and indirect risk, is evaluated on a consolidated basis and covers all activities that generate credit exposure such as interbank placements, commercial loans and securities investment. Market, liquidity and operational risks are monitored by ASB’s Risk Management Unit, which in turn reports to and is supervised by a Corporate Risk Committee, an Asset-Liability Committee and the Board of Directors.

(6)	Grupo Pacífico

We conduct our insurance activities through Pacífico Seguros and its subsidiaries, Pacífico Vida and Pacífico Salud, which we collectively refer to as Grupo Pacífico. We provide a broad range of insurance products (including property and casualty, life and health). In 2012, the eight most significant business lines collectively generated 85 % of total premiums written by Grupo Pacífico compared to 83.2% in 2011and 82.7% in 2010 (see table below).

US$ Dollars in Thousands	2012	2011	2010
TOTAL WRITTEN PREMIUMS(*)	1,023,373	874,957	756,534
Health Insurance (**)	315,691	253,067	219,757
Individual Annuity Line	106,234	99,228	92,018
Automobile	104,539	91,167	79,827
Disability and Surv.	79,096	57,338	45,785
Fire and Allied Lines	77,180	74,809	60,846
Individual Life	74,339	64,866	56,250
Credit Life	60,816	43,328	32,445
Group Life	53,610	43,746	38,525
Others	151,868	147,408	131,081
* Without eliminations.
** Includes Medical Assistance

Grupo Pacífico is the second leading Peruvian insurance company, with a market share of 28.5% based on direct premiums earned in 2012. This market share calculation includes premiums from Pacífico Seguros, PacíficoVida and Pacífico Salud and represents our total market share in the insurance market and the healthcare sector.

Pacífico Seguros total written premiums increased 10.8% in 2012 (from US$ 378.6 million in 2011 to US$ 419.5 million in 2012) and 13.5% in 2011 (from US$ 333.5 million in 2010 to US$ 378.6 million in 2011). NEP (written premiums net of reinsurance and of technical reserves) were US$ 269.6 million in 2012, US$ 228.9 million in 2011 and US$ 201.6 million in 2010.

In 2012 Pacifico Seguros net income amounted to US$ 13.7 million, compared to US$ 14.2 million in 2011 and US$ 28.2 million in 2010. The result observed in 2012 was due to an increase in the loss ratio from 54.4% in 2011 to 56.1% in 2012. This increase was mainly attributable to three severe claims in the first quarter of the year for a total of US$ 11.1 million. Nevertheless, the effect of those claims was mitigated by an increase in NEP (+17.8%) and the company’s excellent financial income, which increased 25.4% compared to 2011.

Pacífico Seguros
US$ Dollars in Million	2012	2011	2010
Total written premiums	419.5	378.6	333.5
Net earned premiums (NEP)	269.6	228.9	201.6
Financial Income	33.8	27.0	24.5
Net Income	13.7	14.2	28.2

Grupo Pacífico property insurance lines are sold through agents, brokers and Grupo Pacífico’s own sales force, while life insurance is sold exclusively by Grupo Pacífico’s sales force. The 10 largest brokers in the property and casualty as well as in the private health segment accounted for approximately 45.5% of total written premiums as of December 31, 2012 (compared to 44.7% as of December 31, 2011 and 44.4% as of December 31, 2010).

Pacífico Vida is Grupo Pacífico’s life insurance subsidiary. In 2012, Pacífico Vida recorded total written premiums of US$392.7 million a 21% increase in comparison with 2011. In 2011, Pacífico Vida total premiums increased 17.4% compared to 2010.

The change in total premiums during 2012 was primarily a result of higher premiums reported in Pacífico Vida’s Credit Life (40.4%), Obligatory Insurance for Disability and Survivorship (37.9%), and Group Life (22.5%) lines. Pacífico Vida performance in these areas was consistent with the improved performance of the Peruvian life insurance market overall.

Pacífico Vida reported a 27.8 % market share based on direct premiums earned in 2012.

Credit Life written premiums, which involve credit cards and mortgage loans (through the obligatory credit life insurance that accompanies these type of credit products pursuant to corporate risk policies), increased by 39.8% in 2012 (compared to a 33.5% in 2011). The strong gains from these premiums are attributable to Pacífico Vida’s partnership with Banco de Crédito as well as the opening of new sales channels like Edyficar and Cencosud.

Disability and survivorship written premiums increased by 37.9% in 2012 (compared to a 25.2% increase in 2011). The result observed in 2012 was due to: (i) higher insurance rates from January 2012 and (ii) an increase in monthly insurable amounts. We currently have the highest market share in this sector of the insurance industry with 30%.

Group Life total written premiums increased by 22.5% in 2012 (compared to an increase of 13.6% in 2011), mainly through increases in the premiums collected from our Complementary Work Risk Insurance (SCTR by its Spanish initials) which rose 31%, and our Vida Ley insurance product, which rose 18.6%. Employers in high-risk industries (SCTR) and employers whose personnel work over four years (Vida Ley) are required by law to purchase these types of insurance. This growth was primarily the result of microeconomic gains experienced across the country, the higher number of formal businesses in Peru and the strong development of Peru’s mining and construction industries.

Individual Life written premiums increased by 14.6% in 2012 (compared to an increase of 15.3% in 2011), above the market growth. This result was mainly due to the increase in sales of Seguro de Vida Inversion Oro and Seguro de Vida Inversión, our improved quality of sales service and the steady development of our distribution channels, which include our main channel, our agencies, our Bancassurance unit, brokers, sponsors and part time channels. As a result, we had a 39.1% market share, leading this sector of the insurance industry.

Pacífico Vida’s Individual Annuity line increased by 7.1% in 2012 compared to an increase of 7.8% in 2011), exceeding the market growth rate of -0.6%. This result was mainly due to our decision to increase our direct sales force in Lima and in other provinces throughout Peru.

Pacífico Vida generated a net income of US$ 33.9 million in 2010, US$ 50.0 million in 2011 and US$59.6 million in 2012.

Total Written Premiums	Pacífico Vida
US$ Dollars in Thousands	2012	2011	2010
Personal Accident	18,611	16,285	11,528
Individual Life	74,339	64,866	56,250
Group Life	53,610	43,746	38,525
Credit Life	60,816	43,328	32,445
Individual annuity	106,234	99,228	92,018
Disability and Surv.	79,096	57,338	45,785
Net Income	59,645	50,009	33,875

Total written premiums in Health Insurance amounted to US$315.7 million during 2012. This line is classified into the following contracts: (i) Medical Assistance policies whose written premiums amounted to US$ 104.6 million and (ii) collective health policies whose written premiums amounted to US$ 211.1 million as described the paragraph below.

Pacífico Salud reported total written premiums of US$211.1 million in 2012, a 21.3% increase in comparison with 2011. In 2011, the total premiums of Pacífico Salud increased 17.2% compared to 2010. Nevertheless, the company registered a net loss of US$5.7 million in 2012, compared to the gain of US$ 2.8 million in 2011 and US$ 6.4 million in 2010. This decline in 2012 was mainly due to the increase in the loss ratio from 80.4% in 2011 to 83.5%, which was a consequence of several factors, including (i) the increase in competition that exerted downward pressure premium on fees, (ii) the increase cost, driven by the economic growth, associated with client demand for health services more frequently and of a more complex nature and (iii) the increase in cost attributable to service providers that was generated the higher investment in the health sector. The necessary steps had been taken to control the net loss ratio going forward.

Pacífico Salud
US$ Dollars in Million	2012	2011	2010
Total Premiuns	211.1	171.6	146.4
Net Loss Ratio	83.60%	80.40%	78.80%
Net (Loss) / Income	-5.7	2.8	6.4

One of the main strategies of Grupo Pacifico is to benefit from the fact that demand for health services in Peru has been growing in line with higher income per capita during recent years; while existing health service providers have been largely unable to keep pace as a result of the limitations implicit in their corporate and organizational structures. Through this strategy, we also seek to benefit in the long term from inflationary trends in the health services sector. To accomplish this, we invested approximately US$82.7 million in the second half of 2011 to create the largest private medical services network in the country by acquiring majority shares to directly manage: (i) El Golf, San Borja and OncoCare in Lima; (ii) the Galeno clinics in Arequipa; (iii) Laboratorios ML, a clinical laboratory; and (iv) Doctor+, which is a house call/ambulance service.

In 2012, Grupo Pacífico has ended the first phase of the integration of its health service providers network, by the acquisition of controlling shares in the following entities: (i) Clínica Sánchez Ferrer, (ii) Clínica Belén, (iii) Centro Odontológico Americano, and (iv) Laboratorio Arias Stella.

Another reason for the decline in net income in 2012 was the increase in general expenses related to our newly acquired medical subsidiaries as described in the paragraph above. These expenses were related to improving infrastructure, attracting the required human talent employees and reorganizing current operations under Credicorp’s standards. Expenses needed to consolidate the vertical integration process that started in 2011 and ended in 2012.

In 2012, Grupo Pacífico’s collaboration agreement with John Hopkins took effect. This relationship has enabled Grupo Pacífico to advance in the implementation of processes, protocols and medical indicators added to its investment in infrastructure under the supervision of HKS (a leader in the design of medical facilities). This agreement also will enable Grupo Pacífico to develop the best network of health and medical services in Peru.

(i)	Underwriting, Clients and Reinsurance

Underwriting decisions for substantially all of Pacífico Seguros property & casualty, and health insurance risks are made through its central underwriting office. Pacífico Seguros own risk management staff inspects most medium and medium-to-large commercial risks prior to underwriting, whereas third party surveyors are employed to inspect smaller risks. Underwriting guidelines are approved by Pacífico Seguro’s Board of Directors on a yearly basis.

Pacífico Seguros transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposures on large individual risks. Reinsurance is placed with reinsurance companies based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. Pacífico Seguros’s main reinsurers in 2012 were, among others, Lloyd’s, Munich Re, Swiss Re, Hannover Re, Gen Re and Everest Re. Premiums ceded to reinsurers represented 17.8% of gross premiums in 2012. Pacífico Seguros acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements.

Pacífico Seguros historically has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In addition, in 2012 Pacífico negotiated proportional reinsurance support for this portfolio. Pacífico has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Pacífico’s financial condition and/or its operations.

In respect of life insurance, underwriting decisions are made with the support of the subsidiary Pacífico Vida’s Suscription Management and its technical staff. Underwriting guidelines are approved by reinsurer’s policies if it is necessary. Pacifico Vida mainly holds excess of loss reinsurance contracts for Individual Life, Personnal Accident, Group Life and Credit Life products; for the case of Work Compensation Risk Insurance holds a quota share contract. Catastrophic reinsurance contracts covers all company’s lines (Individual Life, Personnel Accident, Group Life, Credit Life, Complementary Work Risk Insurance (SCTR) and Disability and Survivorship), except Individual Annuity Pacifico Vida’s reinsurers in 2012 were: Swiss Re, Hannover Re, Gen Re and Scor Vie. Premiums ceded to reinsurers represented 4.3% of gross premiums in 2012.

(ii)	Claims and Reserves

Net claims paid by Grupo Pacífico as a percentage of net premiums written (i.e., the net loss ratio) in 2012 reached 63% a decrease compared to the net loss ratio of 64.2% and 63.6% recorded in 2011 and 2010, respectively.

Pacífico Seguros’s net loss ratio increased from 54.4% in 2011 to 56.1% in 2012 (50.5% in 2010). This increase was mainly attributable to three severe claims in the first quarter of the year for a total of US$ 11.1 million.

The net loss ratio in the life insurance lines increased from 62.3% in 2011 to 64.9% in 2012 (66.6% in 2010). The net loss ratio in the health businesses also increased from 80.4% in 2011 to 83.6% in 2012 (78.8% in 2010).

Grupo Pacífico is required to establish (i) claims reserves related to pending claims in its property-casualty business, (ii) reserves for future benefit obligations under its in-force life and accident insurance policies, and (iii) unearned premium reserves related to that portion of premiums written that is allocated to the unexpired portion of the related policy periods (collectively, “Technical Reserves”). Grupo Pacífico establishes claims reserves with regard to claims when reported, as well as for incurred but not reported (IBNR) claims. Such reserves are reflected as liabilities in Grupo Pacífico financial statements.

Grupo Pacífico records as liabilities in its financial statements actuarially determined reserves calculated to meet its obligations under its life and accident policies and its pension fund underwriting business. These reserves are determined using mortality tables, morbidity assumptions, interest rates and methods of calculation in accordance with international practices.

Pursuant to SBS regulations, Grupo Pacífico establishes pre-event reserves for catastrophic risks with respect to earthquake coverage. See “—(11) Supervision and Regulation—(v) Grupo Pacífico—Reserve Requirements”. In accordance with IFRS principles, the pre-event reserves and income charges for these catastrophic reserves are not considered in Credicorp’s consolidated financial statements.

Even though Grupo Pacífico maintains reserves to reduce its exposure, there is always some risk that claims might exceed Grupo Pacífico’s reserves. To address this issue we evaluate our reserves estimates on a periodic basis, by means of sensitivity analysis, IBNR´s sufficiency analysis and explanation of variations.

(iii)	Investment Portfolio

Grupo Pacífico’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. Grupo Pacífico manages its investments under three distinct portfolios, designed to contain sufficient assets to match the liabilities of the group’s property and casualty (Pacífico Seguros), life and annuities lines (Pacífico Vida), and health care lines (Pacífico Salud). Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. Grupo Pacífico’s invests in local and international markets, emphasizing investments in Peru, the U.S. and Latin America. Grupo Pacífico’s has adopted strict policies related to investment decisions. Its investment strategies and policies are reviewed and approved by Grupo Pacífico’s Board of Directors. Senior management also takes a leading role in devising investment strategies.

Grupo Pacífico’s investment strategy also considers an appropriate match of currencies related to its assets and liabilities. A significant portion of Grupo Pacífico’s premiums is denominated in U.S. Dollars and most of the group’s assets are also invested in this currency. In 2012, 73.5% of the gross premiums received by Pacífico Seguros were denominated in U.S Dollars, compared to 77.3% in 2011 and 78.4% in 2010.

As part of its improvement process, Grupo Pacífico has been adjusting its investment policy in order to apply best international risk management practices and tools. Grupo Pacífico also has incorporated into its investment policy recommendations of Solvency II and Basel II, with a view to developing better hedges against the group’s liabilities; especially in connection with obligations vis-à-vis Grupo Pacífico’s insured customers.

As of December 31, 2012, the market value of Grupo Pacífico’s portfolio (which includes Pacífico Seguros, Pacífico Vida and Pacífico Salud) was US$1,834.25 million, which included mainly US$135.6 million in equity securities and US$1,660.7 million in fixed income instruments. The portfolio is well diversified and it follows an asset-liability management general strategy which is based on the assets (portfolio) regarding liabilities (reserves): (i) cash flow and duration matching (ii) currency matching and (iii) to improve the capital structure of the company.

Grupo Pacífico’s consolidated financial income increased 17.3% in 2012 (from US$ 103.4 million in 2011 to US$121.3 million) and 24.1% in 2011 (from US$ 83.3 million in 2010 to US$ 103.4 million). These amounts are net of eliminations of transactions between entities that belong to Grupo Pacífico. The increase observed in 2012 is mainly attributed to the growth of Pacífico Vida’s business lines (especially the life insurance business) and Pacífico Seguros’s property and casualty businesses.

Pacífico Seguros had a market value portfolio of US$135.6 million at year-end 2012 which included equity investments and fixed income instruments. Pacífico Vida’s market value at year-end 2012 was US$1,594.9 million and mainly consisted of high grade long-term debt instruments. Pacífico Salud had a small portfolio with a market value of US$17.1 million.

Pacifico Seguros’ 2012 financial income grew to US$33.8 million, an increase of 25.2% compared to US$27.0 million in 2011; a year earlier in 2010 financial income was US$24.5 million. This improved performance was mainly due to US$20.7 million in capital gains earned on investments mainly in equity and fixed income markets, which reflected our strategy of maximizing capital appreciation.

Pacífico Vida’s 2012 financial income (before eliminations) grew to US$89.0 million, an increase of 24.0% compared to US$ 71.8 million in 2011; a year earlier in 2010 financial income was US$ 66.9 million. This increase was mainly due to (i) growth in the annuities business line, (ii) growth of US$ 10.8 million in capital gains earned on investments in equity and (iii) fixed income markets and the fact that the Peruvian consumer price index grew in 2012, which had a positive effect of US$7.9 million on inflation adjusted bonds.

(7)	Prima AFP

In early 2012, Peru’s pension fund market developed at a stable competitive level. Later that year, the Peruvian Government published the Law to Reform the Private Pension System. The law sets forth a new process by which individuals, which are called affiliates, may become beneficiaries affiliated with the SPP. Under the new law, auctions are held every 24 month to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period, the first such period beginning in February 2013 and ending in January 2015. A competitive bidding process took place in September 2012 to determine which company would manage the accounts during a transitional period from September 2012 through the end of January 2013.

Prima AFP won the September auction and managed the accounts during the transitional period. In December 2012, Peru held its first auction to determine who would manage the accounts for the first full two year period. A new participant in the system won the tender, but the new participant did not have the operational capacity to manage new affiliate accounts as of February 1, 2013. As a result, Prima AFP will continue to manage the accounts of new affiliates until the new company is ready to begin operations. In the commercial field, Prima AFP is focused on recruiting new affiliates and maintaining its existing affiliate portfolio. When Prima AFP was awarded to the new affiliates in the fourth quarter of 2012 it reduced the commission fee applicable to all affiliates from 1.75% to 1.60%. In relations with the RAM indicator (Prima AFP’s basis remuneration for revenues), Prima AFP obtained an increase from 32.2% to 32.4%, achieving, once again, the leadership in the market share.

Productivity by Prima AFP’s sales management helped Prima AFP preserve a quality portfolio and increase its monthly insurable remuneration, which is the basis of its revenues.

In 2012, Prima AFP managed 1.3 million SPP affiliate accounts, an increase of 11.3% compared to and the number of accounts Prima AFP managed 2011. This represented 25.4% of market share. In 2010, Prima AFP managed accounts for 1.1 million affiliates.

Productivity also contributed to Prima AFP’s market share. With regard to the collection of contributions, Prima AFP has the largest market share in Peru, at 32.8% as of December 2012.

In 2012, Prima AFP’s pension fund investment portfolio increased as a result of solid improvements in key economic indicators from Peru and other emerging countries. The positive performance of local financial markets was reflected in the value of funds under management, which increased from US$9.5 billion as of December 2011 to US$12.0 billion as of December 2012. Given that pension funds are long-term investments, it is best to observe their returns over a long period. Over the last 60 months, Prima AFP’s annual return on its three funds was 6.71%, 5.75% and 2.36%, respectively. In 2012, Prima AFP registered total revenues of US$117.2 million and profits of US$38.2 million, a 17.9% year-over-year increase. This was accomplished by expanding Prima AFP’s revenue base and controlling its operating expenses.

(8)	Competition

(i)	Banking

Overview

In recent years, several foreign companies have showed interest in entering the Peruvian market while financial companies already in Peru have taken steps to expand operations and develop new business. In 2006, the Canadian bank with the largest international presence formed Scotiabank Peru pursuant to a merger between Banco Wiese Sudameris and Banco Sudamericano. In addition, in 2006, one of the largest financial organizations worldwide entered the Peruvian market for the first time by forming HSBC Bank Peru.

In 2007, a financial corporation with ten years of operating history received authorization to convert into a bank. That same year, Banco Santander re-joined the Peruvian banking segment and started operations in October. In 2008, two foreign-owned banks initiated operations in Peru: Banco Azteca and Deutsche Bank (Peru), a subsidiary of the German bank of the same name. In 2009, Banco del Trabajo, a subsidiary of Scotiabank, started operations as a finance corporation (Crediscotia Financiera). In 2010 and 2011 no major commercial banks entered the Peruvian financial system. Finally, in 2012, Banco Cencosud from the Chilean group of the same name in alliance with the Peruvian group Wong, started operations in the first semester of the year.

While new entries into the Peruvian banking system over the last two years have not been as pronounced as entries in previous years, there is evidence that foreign-owned banks are taking steps to begin operations in the Peruvian market. For example, Itaú Unibanco, Banco Latinoamericano de Comercio Exterior (Bladex), Morgan Stanley Bank, Bank of Tokyo Mitsubishi and Sumitomo Mitsui Banking opened representative offices in Peru. In addition, a merger is expected between the rural savings and loan institution, Nuestra Gente (CRAC by its Spanish initials), and the finance corporation Confianza. In connection with the merger, the surviving entity is expected to begin operations as a Bank (Banconfianza), in early 2013. Banconfianza will become the second bank focus on the micro and small enterprises, in addition to Mi Banco.

Peruvian Financial System Evolution (2012)

According to the SBS, as of December 31, 2012, there were 65 financial institutions, including 16 commercial banks, 13 municipal and 10 rural savings and loan associations, 10 small-business development non-bank institutions, 11 financial companies, two leasing companies and three state-owned banks (not including the Central Bank): Banco de la Nación, COFIDE and Banco Agropecuario. In 2010, the opening of representative offices of four foreign banks (Banco Itaú, Banco Latinoamericano de Comercio Exterior – Bladex, Morgan Stanley Bank N.A., and Bank of Tokyo – Mitsubishi UFJ) was authorized by the SBS. Finally, in 2011, the SBS authorized Industrial and Commercial Bank of China – ICBC to establish a banking subsidiary in Peru denominated ICBC Perú Bank.

Major Peruvian Banks as of December 31, 2012	Assets	Deposits	Loans
BCP	36.8%	37.4%	34.6%
BBVA Banco Continental	22.2%	22.9%	23.3%
Scotiabank Perú	14.1%	12.5%	14.5%
Interbank	10.6%	10.2%	11.0%
Banco Interamericano de Finanzas	2.7%	2.9%	2.9%

 Source: SBS

As of December 31, 2012, BCP ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 36.8% of assets, 37.4% of deposits and 34.6% of loans.

The Peruvian banking system reported a balance of loans of S/.72,530 million and US$28,092 million. These figures represented an annual expansion of 15.3% and 15.7%, respectively; as compared to 2011 (these balances expanded 20.3% and 18.8%, respectively, from December 31, 2010 to December 31, 2011). As a result, the dollarization of loans reached 49.7% at the end of 2012 (compared to 51% in 2011 and 52.3% in 2010). Nevertheless, as of December 31, 2012, the total amount of deposits was S/.140,325 million, which represented a dollarization rate of 41.6% (compared to47.3% in 2011 and 47.8% in 2010).

The capital ratio (regulatory capital/risk-weighted assets) reached 14.1% as of December 2012, which was above 10% legal minimum that became effective in July 2011. This represented an increase of 5.7% from the capital ratio reported at the end of December 2011 (13.4%), when the ratio reduced 1.8% as compared to December 2010 (13.6%).

Peru’s loan portfolio quality indicators deteriorated in 2012. Past due loans over total loans reached 1.75%, 28 basis points more than the ratio reported as of December 31, 2011 (1.47%). At the end of 2011, the ratio had improved 2 basis points compared to December 31, 2010 (1.49%). Also, the past-due refinanced and re-structured loans over total loans remained unchanged at 1% in 2012, as compared to the ratio reported in 2011, but it was nine basis points lower than the figure reported as of December 31, 2010 (1.09%). Similarly, coverage ratio of the past-due loan portfolio was 223.56% as of December 31, 2012 (compared to 251.14% as of December 31, 2011 and 245.62% as of December 31, 2010).

Finally, the liquidity of the banking system remained at high and comfortable levels. The local currency liquidity ratio and foreign currency liquidity ratio closed 2012 at 46.29% and 46.24% (39.23% and 45.02% in 2011 and 54.62% and 41.11% in 2010), respectively. These ratio levels were well above the minimums required by SBS regulations (8% in local currency and 20% in foreign currency).

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

In addition, Peruvian companies have gained access to new sources of capital through the local and international capital markets. In recent years, AFPs’ funds under management and mutual fund assets have increased at rates over those experienced by the banking system. The private pension fund reached US$38 billion as of December 31, 2012 (representing 25.1% increase) from US$30.4 billion in 2011 and US$31.1 billion in 2010. Total mutual funds reached US$7 billion in 2012, compared to US$5.1 billion in 2011 (an increase of 39.2%) and in 2010 mutual funds reached US$5.6 billion due to the outflow of funds that occurred in the first half of 2011 and the uncertainty surrounding Peru’s 2011 presidential elections.

(iii)	Other Financial Institutions

Other institutions in the Peruvian financial system tend to specialize in a given market sector. These institutions include: 11 financial companies, 13 municipal savings and loans institutions, 10 rural savings and loans institutions and 10 small and microenterprise development agencies. They mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals. These markets have shown substantial increases in recent years.

BCP is facing strong competition from these credit providers, primarily with respect to consumer loans and small and micro-business loans. Small and micro-business loan providers lent US$5.7 billion in 2012, compared to the US$4.7 billion lent in 2011 (a 21.3%). In 2011, loans from small and micro-business loan providers increased 27.2% compared to the US$ 3.7 billion lent in 2010. In 2012, small and micro-business loans represented 48.3% of the total in the financial system (compared to 48.1% in 2011 and 47.9% in 2010). Consumer loan providers lent US$2.1 billion as of December 2012 (21.5% higher than 2011). In 2011, consumer loan providers lent US$1.8 billion (a 26% growth compared to the US$1.4 billion lent in 2010). In 2012, loans to consumers represented 17.1% of the total in the financial system (compared to 17.3% in 2011 and 17.4% in 2010).

BCP also faces strong competition from credit cards issued by retail stores.

(iv) Investment Banking

As mentioned above, Credicorp´s Investment Banking Platform, which integrates BCP Capital (including the investment banking division that was in BCP), Chilean IM Trust, Colombian Correval and CSI, was formed to take advantage of the growing opportunities in the MILA. This market had the largest amount of issuers in Latin America (according to the World Federation of Exchanges there were 604 issuers as of December 31, 2011), and a market capitalization of US$685 billion as of December 31, 2012.

Credicorp’s Investment Banking Platform is a regional platform that is divided into 3 business units: Asset Management (over 43% of the business share in terms of operational income), Sales & Trading (over 37% of operational income) and Corporate Finance (over 13% of operational income), as well as the local fiduciaries (roughly 6% of operational income). As of December 2012, the Investment Banking Platform managed approximately US$ 10 billion, and had more than 80 companies under coverage. In addition, and as of December 2011, it had over US$ 8,400 million in advisory transaction value. In the MILA market Credicorp’s Investment Banking Platform ranked first in Initial Public Offerings, Corporate Bond Issuance, and Fixed Income Trading, as well as third in Share Trading. We will seek to replicate this success throughout Latin America by consolidating operations in this market, and by looking for opportunities to expand into additional geographic areas.

(v)	Insurance

The Peruvian insurance market is highly concentrated. As of December 2012, four companies commanded 85.1% of the market share by premiums, and the leading two have a combined market share of 62.8%. Pacífico Seguros and Pacífico Vida together are the second largest insurance company in Peru with a 28.5% market share. Peruvian insurance companies compete principally on the basis of price, as well as on the basis of brand recognition, customer service and product features. Grupo Pacífico’s insurance businesses believe that their competitive pricing, strong and positive image, and quality of customer service are significant aspects of their overall competitiveness. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, Grupo Pacífico believes that in the long-term foreign competition will increase the quality and strength of the industry. Grupo Pacífico believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

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

Presidential elections were initially held in Peru on April 10, 2011 and a second round of elections was held on June 5, 2011. The winner of the elections was Ollanta Humala, who defeated Keiko Fujimori. While President Humala’s initial proposals as a candidate were designed to radically change the economic model that was already in effect, his signing of a "road map", which promised to be moderate, was important for his electoral victory. Among his first acts as president-elect were the ratification of the Central Bank’s president and the appointment of Luis Castilla, who served as Deputy Minister under the previous government, as Minister of Finance. Both of these appointees contributed to recover the investment climate that deteriorated during presidential campaigns period. However, the recovery has been affected by perceived risks abroad, where the Eurozone is under pressure. Despite the uncertainty generated during the first half of 2011 (due to the radical changes proposed by Humala) and the global economic slowdown in the second half of 2011, the Peruvian economy managed to close the year with an economic growth of 6.9%. In 2012, concerns about the health of the Chinese economy created a new source of uncertainty but China ultimately returned to more sustainable growth. During 2012, Peru grew 6.3%, mainly as a result of non-primary sectors highly linked with domestic demand, particularly construction and services.

Despite the economic strides achieved since 1990 and the high rate at which Peruvian economy has expanded in the last decade, poverty remains a persistent problem, with 30% of the population living below the poverty line, which the World Bank defines as monthly income of less than US$60 per capita, adjusted to reflect differences in purchasing power. A significant number of Peruvians live on an income of less than US$30 per capita per month.

(ii)	Peruvian Economy

During his second term (2006 - 2011), President Alan Garcia continued the market-oriented policies that started in the 1990s with President Fujimori’s structural reforms. Nevertheless, some interventionist measures were passed due to surge of populist initiatives from Congress and social pressures from unions and regional movements. In 2011, presidential elections outcome (Ollanta Humala’s victory) anticipated a shift in government political orientation, which had a negative impact on business confidence and growth perspectives. Although initial concerns on Humala’s government have been mitigated in part by cabinet appointments and political arrangements aimed to reassure investor’s confidence and reaffirm economy’s direction, political risks have not disappeared entirely.

In addition to political changes and the application of sound macroeconomic policies, the positive external outlook allowed Peru to grow at an average of 5.7% in the last decade, reaching a positive growth rate even during the global financial crisis in 2009. In that year, within a global comparison, Peru was among the countries with the highest GDP-growth rates: 0.9% in a year when global production decreased 1.1%. In the following years of recovery Peru continued outperforming global economy and even developed regions, growing 8.8% in 2010, 6.9% in 2011, and 6.3% in 2012.

The Peruvian economy grew 6.3% in 2012, despite higher uncertainty about the Eurozone and a concerns about Chinese manufacturing production and exports. Private consumption and investment grew in the second half of the year. In addition, exports unexpectedly rose in the first quarter of 2012 and increased overall during 2011.

During 2007, the Free Trade Agreement (FTA) with the United States was signed and the trade deal was put into effect on February 1, 2009, concluding a long process of trade negotiations and goodwill. The FTA made permanent the special access to the U.S. market enjoyed under the Andean Trade Promotion and Drug Eradication Act. The current trade between these countries is around US$13 billion annually (15.7% of total trade). The FTA is expected to encourage higher export growth and diversification, as well as accelerate reforms that will further enhance the investment climate in Peru, which is already benefiting from high flows of foreign direct investment. Progress was made toward reaching more trade agreements with Peru’s most important trade partners like China (the FTA started in march 2010), which currently stands as the principal destination of Peruvian exports, mainly commodities and primary goods. In 2012, trade between both countries reached US$15.5 billion (17.7% of Peru’s total trade). Also, Peru concluded trade agreement negotiations with the European Union, Japan and Mexico. It is expected, these agreements will help boost growth in the export sector, which has been relatively flat since 2008 compared to the growth in domestic demand. These agreements have improved the competitive position of Peruvian exporters relative to exporters in other global markets.

Peru’s trade surplus in 2012 was US$3.1 billion, a lower result than in 2010 and 2011. This trade surplus was the result of lower prices for export products (particularly mineral products) and a strong domestic demand combined with higher prices for imports and food (soybean, corn, wheat). Although the trade surplus in 2012 was not as high as the surplus in 2011, relative to historical levels, trade remained high and produced a sizeable net surplus.

Peru has had a history of high and persistent current account deficits. Nevertheless, a process of gradual correction of external imbalances started in recent years. Between 2007 and 2010, Peru’s current account balance reached an average deficit of US$2.1 billion, which is equivalent to 1.3% of Peru’s GDP. After a brief interruption in 2008, when the deficit again reached high levels (US$5.3 billion, or 4.2% of GDP), and a small surplus in 2009 (0.2% of GDP) due to a decrease in imports and in investment income (during period of slow global economic growth), the correction resumed. In 2011 and 2012, Peru again recorded current account deficits, which were linked to a process of capital accumulation. These recent deficits (close to 2.5% of GDP in 2011 and 4.0% of GDP in 2012) were not a source of concern because they were completely financed by the financial account, which derives more than 70% of its total inflows from long-term capital.

Peru’s financial account had an average surplus of US$9.6 billion between 2008 and 2012, resulting largely from higher foreign direct investment and long-term loans that accompanied improved investor sentiment about the Peruvian economy. A notable exception to the sizeable surpluses Peru recorded during this period occurred in 2009. That year the financial account surplus declined to US$1.5 billion, due to lower capital inflows and global economic uncertainty, mainly in the first half of the year. Surpluses during the second half of 2009 were sizeable enough to create a surplus for the year. Between 2010 and 2012, despite some volatility, growth in capital inflows gradually lead to the return of high financial account surpluses, as investors adjusted their risk appetite and became more comfortable with investments in emerging countries. Nevertheless, stress associated with the ongoing Eurozone fiscal crisis, has had short-term negative effects on investment inflows into Peru.

Inflation in Peru, as measured by the Lima consumer price index, was 3.3% on average over the past five years. After reducing the Peruvian Central Bank's target of 2.5% to 2.0%, with a +/-1% range, inflation was above the target range in 2008, registering at 6.65%. The inflation rate during this period was influenced by higher international commodity prices. As of December 31, 2010 the inflation rate was 2.1%, compared to a 0.25% inflation rate at the end of 2009. Inflation in 2011 was 4.7%, significantly above the Central Bank’s inflation range, driven by external supply shocks (higher commodity prices) as well as local supply shocks (less local food supply). In 2012, inflation was 2.65%, with a sharp correction, driven by a reduction in prices of imported food (especially grains) and oil, occurring in the last quarter of the year.

The exchange rate for Nuevos Soles in Peru has appreciated 18.8% over the past five years, from S /. 3.141 per US$1.00 on December 31, 2007 to S /. 2.551 per US$ 1.00 on December 31, 2012. The Nuevo Sol posted gains of 2.8% in 2010, 3.9% in 2011, and 5.4% in 2012. Appreciation of the Nuevo Sol was substantially due to capital inflows received by emerging economies as a result of economic troubles in the European Union (EU). In 2012, the Nuevo Sol strengthened overall, but underwent periods of depreciation as a result of political uncertainty associated with international markets, both developed and emerging.

A sound policy framework put in place in recent years and an increase in Peru’s international reserves have improved the business environment and contributed to the reduction of economic vulnerabilities and poverty in Peru (even though poverty still affects to over 30% of the population). Although Peru recorded a fiscal deficit of 0.3% of GDP in 2010, Peru recorded strong fiscal surpluses in subsequent years (around 2.0% of GDP in each in 2011 and 2012), which have supported a significant reduction in public debt and improved the maturity schedule of Peru’s overall debt profile. In an uncertain global economy, these are important fiscal buffers. A sound monetary policy that targets inflation has also been instrumental in helping to Peru maintain macroeconomic stability and reduce dollarization. Other structural reforms also have reduced Peru’s fiscal and financial vulnerabilities. Free trade agreements and demand for new trade markets, lower informality, and improvement in its business climate have helped Peru improve its long-term growth outlook, which is reflected in more investments in the Peruvian economy.

These achievements are believed to have strengthened Peru’s ability to weather economic pressures originating outside of Peru. Building on Peru’s strong fundamentals, including a resilient financial system, several measures have been implemented by the authorities that will help to, preserve adequate liquidity conditions in the domestic markets, and bolster domestic confidence. The Peruvian financial system has proven to be strong, despite the impact of the global financial crisis. Banking credit, which averaged 31.8% growth in 2007 and 2008, lost momentum, closing 2009 with only a 9.5% growth. The economic recovery in Peru has increased demand for banking credit, which grew by 14.3% in 2010, 18.5% in 2011, and 13.0% in 2012. Peru’s Central Bank has indicated that continuous credit growth over 15% has eventually led to a financial crisis, in several countries, and the Central Bank is trying to avoid; such a crisis in Peru. In particular, the Central Bank’s concerns are focused on foreign currency credit, and it has gradually increased reserve requirements over the course of the last year. As a consequence, average requirements have increased to 19.0% from 14.3% in local currency and to 41.7% from 38.7% in foreign currency during 2012.

Peruvian authorities have been implementing reforms to strengthen Peru’s financial system and improve the country’s international liquidity position. Peru’s Central Bank is focused on maintaining healthy foreign currency credit levels, and therefore reserve requirements have continuously increased during 2012. Average reserve requirements increased to 19% from 14.3% in local currency and to41.7% from 38.7% in foreign currency during 2012.

In periods of economic contraction, the Peruvian Central Bank could use its considerable foreign reserves, which have risen from 28.6% of GDP in December 2010 to approximately 32.0% in December 2012, and other mechanisms to provide liquidity to Peru’s domestic financial system. Also, the increase in the capital ratio of Peru’s banking system from 13.6% in December, 2010 to 14.1% in December 2012 indicates that solvency has improved.

Peru’s short term domestic economic outlook continues to appear to be favorable, despite lingering uncertainty about the global economy. The Peruvian economy grew 6.3% in 2012, reflecting a strong domestic demand and sharp increase in mining investments. Inflation is expected to remain close to 2% (+/- 1%), at the center of Central Bank’s target range.

The main risks to the Peruvian economy appear to be external and largely related to the results of the continued economic recovery in developed countries. We consider that Peru’s current fiscal position, including the 2012 surplus, the amount of funds accumulated by the public sector (US$ 7.2 billion as of December 31, 2012), and the fact that the country is now rated investment grade (BBB according to S&P and Fitch; Baa2 according to Moody's), have strengthened Peru’s ability to face future crises. Peru’s medium-term prospects are considered to be favorable, provided that the country continues to follow prudent macroeconomic policies and deal with longstanding structural challenges.

(10)	The Peruvian Financial System

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

(i)	General

On December 31, 2012, the Peruvian financial system consisted of the following principal participants: the Central Bank, the SBS, 16 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), 11 finance companies, and 2 leasing companies. In addition, Peru has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives, which totaled 33 entities as of December 31, 2012.

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

The Central Reserve Bank (or the Central Bank) was established in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The Central Bank regulates Peru’s money supply, administers international reserves, issues currency, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru before the International Monetary Fund (IMF) and the Latin American Reserve Fund (a financial institution whose purpose is to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties).

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

(iii)	The Superintendency of Banks, Insurance and Pension Funds (SBS)

The SBS, whose authority and activities are discussed in “—(11) Supervision and Regulation,” is the regulatory authority in charge of implementing and enforcing Law 26702 and, more generally, supervising and regulating all financial, insurance and pension fund institutions in Peru.

In June 2008, Legislative Decree 1028 and 1052 were approved modifying Law 26702 with the following objectives: (i) to strengthen and to increase competitiveness, (ii) to implement Basel II and (iii) to adapt the current regulatory framework to the FTA signed between Peru and the United States.

The main amendments defined in Law 1028 were designed to promote the development of Peruvian capital markets by extending the range of financial services that could be offered by microfinance institutions (i.e., non-banks) without requiring SBS authorization. Law 1028 also modified the framework in which the Peruvian financial system is to be harmonized with the new international standards established by the Basel II Accord (which aims to minimize the issues regarding regulatory arbitrage). Since July 2009, Peruvian financial institutions generally have applied a standardized method to calculate their capital requirement related to credit, market and operational risk. As an alternative to the standardized method, financial institutions may request authorization from the SBS to use different models for calculating the reserve amount associated with any of these three risks. In July 2009, the SBS started receiving applications to use alternative models, referred to as Internal Models Methods. If the amount of an institution’s reserve requirements would be higher using the standard model than it would be using the an approved Internal Models Method, then the institution will have to maintain between 80% and 95% of the standard amount during a phase in period, Even after the phase in period, institutions using an Internal Models Method will be subject to regulatory capital floors.

Law 1052 aims to include and synchronize Law 26702 and the FTA’s framework, particularly regarding insurance services. The amendments allow offering cross-border services and have simplified the process for international institutions to enter into the Peruvian market by establishing subsidiaries.

(iv)	Financial System Institutions

Under Peruvian law, financial institutions are classified as banks, financing companies, other non-banking institutions, specialized companies and investment banks. BCP is classified as a bank.

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

The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 14 in 2012.

(11)	Supervision and Regulation

(i)	Credicorp

Currently there are no applicable regulations under Bermuda law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us, as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. Since our activities are conducted primarily through our subsidiaries in Peru, the Cayman Islands, Bolivia, Chile, Colombia and Panama, a summary of the main regulations governing our businesses is set forth below.

Our common shares are listed on the New York Stock Exchange (NYSE). We are therefore subject to regulation by the NYSE and the SEC as a “foreign private issuer.” We also must comply with the Sarbanes-Oxley Act of 2002.

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

Since our common shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, we are subject to certain reporting requirements to Superintendencia del Mercado de Valores, the Peruvian securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listing—(C) Markets—The Lima Stock Exchange—(ii) Market Regulation.”

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

The Superintendencia del Mercado de Valores (SMV), formerly known as CONASEV, is the Peruvian government institution in charge of (i) promoting the securities market, (ii) making sure fair competition takes place in the securities markets, (iii) supervising the management of businesses that trade in the securities markets and (iv) regulating their activities and accounting practices. BCP must inform SMV of significant events that affect its business and is required to provide financial statements to it and the Lima Stock Exchange each quarter. BCP is also regulated by SMV when it conducts operations in the local Peruvian securities market.

Under Peruvian law, banks may conduct brokerage operations and administer mutual funds but must do so through subsidiaries. However, bank employees may market the financial products of the bank’s brokerage and mutual fund subsidiaries. Banks are prohibited from issuing insurance policies, but are not prohibited from distributing insurance policies issued by insurance companies.

Authority of the SBS

Peru’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms, which are regulated by SMV), insurance and reinsurance companies, companies that receive deposits from the general public, AFPs and other similar entities as defined by the law. The SBS is also responsible for supervising the Central Bank to ensure that it abides by its statutory charter and bye-laws.

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

Management of Operational Risk

SBS Resolutions No. 37-2008, which encompasses the guidelines for enterprises risk management (ERM) frameworks, and 2116-2009 established guidelines for operational risk management, which includes a broad range of risks and defines operational risks as those resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people and systems, or from adverse external events. It also establishes responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in the performance and continuity of their operations and services in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures. Banks also are required to develop an information security model to guarantee physical and logical information integrity, confidentiality and availability.

Credicorp, following these SBS guidelines, as well as the guidelines issued by the Basel Committee on Banking Supervision, and the advice of international consultants, has appointed a specialized team responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers and Board of Directors.

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, new products, critical suppliers, critical information assets and technological components. To support the operational risk management process we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze and report operational risk losses, looking forward to the implementation of advanced models for operational risk capital allocation. Lastly, we have monitoring and reporting procedures, designed to monitor Key Risk Indicators (KRI) and other performance metrics.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while the actual management of risk control procedures is conducted by the areas that carry out critical activities.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2012. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting.

BCP Capital Adequacy Requirements

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

Basel II standards modified the methodology to measure credit, market and operational risks to allow the use of standardized and internal model-based methods. Basel II standards also allow Peruvian financial institutions to request authorization from the SBS to implement an internal ratings-based (IRB) methodology.

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

Prior to June 2009, the capital requirements were based upon the guidelines established by the first Basel Accord (Basel I). Financial institutions were required to limit risk-weighted assets to 11 times their regulatory capital, which is equivalent to a minimum capital ratio of 9.09% of risk-weighted assets. Risk-weighted assets were calculated based upon five risk categories depending on the perceived risk of each asset class.

Pursuant to the Basel II guidelines, financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks. The new minimum capital requirements were implemented as follows.

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

In November 2010, the SBS released a consultative document, which established the proposed methodologies for calculating additional capital requirements consistent with Pilar 2 of Basel II and certain aspects of Basel III. Comments on this document were due February 18, 2011. On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the final methodologies and the implementation schedule of the aforementioned additional capital requirements. The new capital requirements, which are aimed at covering risks not contemplated in Pilar I of Basel II, include requirements to cover concentration, interest rate and systemic risk. Additionally, pro-cyclical capital requirements were also established. These new requirements will be implemented over a period of five years starting in July 2012.

Article 184 of Law 26702, as amended by Legislative Decree 1028, provides that regulatory capital may be used to cover credit risk, market risk and operational risk. Regulatory capital is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of: (i) paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); (ii) other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS, such as hybrid securities; and (iii) unrealized gains and retained earnings in Subsidiaries. Items deducted from Tier 1 capital include: (i) current and past years’ unrealized losses; (ii) deficits of loan loss provisions; (iii) goodwill resulting from corporate reorganizations or acquisitions; and (iv) half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital. The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (iii) of Tier 1 capital net of the deductions in (i), (ii) and (iii) in this paragraph.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include: (i) voluntary reserves that may be reduced without prior consent from the SBS; (ii) the eligible portion of redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS; (iii) for banks using the Standardized Approach Method (SAM), the generic loan loss provision up to 1.25% of credit risk-weighted assets; or, alternatively, for banks using the IRB Method, the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to article 189 of the Law); and (iv) half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk, as referred to in Article 233 of the Law.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital: (i) all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; (ii) all investments in shares and subordinated debt issued by an affiliate with which the bank consolidates its financial statements, including its holding company and such subsidiaries referred to in Articles 34 and 224 of the Law; (iii) the amount in which an investment in shares issued by a company with which the bank does not consolidate its financial statements and which is not part of the bank’s negotiable portfolio, exceeds 15% of the bank’s regulatory capital; (iv) the aggregate amount of all investments in shares issued by companies with which the bank does not consolidate its financial statements and which are not part of the bank’s negotiable portfolio, exceeds 60% of the regulatory capital; (v) when applicable, the amount resulting from the formula prescribed in Article 189 of the Law. For the purposes herein, “regulatory capital” excludes the amounts referred to in (iii), (iv) and (v) of this paragraph.

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

SBS Resolution 8548-2012, adopted in 2012, modified the regulatory capital requirements for credit risk weighted assets in SBS Resolution 14354-2009 and established a schedule for implementing the modifications.

As of December 31, 2012, BCP’s regulatory capital was 14.72% of its unconsolidated risk-weighted assets, indicating that BCP had risk-weighted assets that were 6.79 times the amount of regulatory capital. As of December 31, 2011 and December 31, 2010, BCP’s regulatory capital was 14.53% and 12.84% of its unconsolidated risk-weighted assets, respectively.

Legal Reserve Requirements

In accordance with Peruvian regulation - article 67 of Law 26702-, a reserve of up to at least 35 percent of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10 percent of their net income. In accordance with Bolivian regulation, a reserve of up to at least 50 percent of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10 percent of their net income. As of December 31, 2012, 2011 and 2010, these reserves amounted to approximately US$620.3 million, US$461.9 million and US$441.5 million, respectively.

Provisions for Loan Losses

Credicorp’s allowance model is an IFRS compliant loss estimation model that comprises a number of methodologies which estimate losses per client for Wholesale Banking and losses per segment (pool) for Retail Banking, in line with IASC39. Depending on the portfolio analyzed, each methodology takes into consideration collateral recovery projections, outstanding debt, maturity and qualitative aspects that reinforce the estimate. Some examples of qualitative aspects are the complexity of the recovery processes, sector trends, and officers’ judgment of the estimated recovery values.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios are generated by modifying some assumptions, such as collateral recovery values and adverse effects due to changes in the political and economic environments. The process to select the best estimate within the range is based on management´s best judgment, complemented by historical loss experience and the Company’s strategy (e.g. penetration in new segments).

Central Bank Reserve Requirements

Under Law 26702, banks and financial institutions are required to maintain legal reserve requirements for certain obligations. The changes in the reserve requirement regulations were made in the second half of 2010 in accordance with the monetary policy adopted by the Central Bank.

The Central Bank requires financial instructions to maintain marginal reserve requirements for local and foreign currency obligations. The exact level and method of calculation of the reserve requirement is established by the Central Bank. The reserve requirements in Peru apply to obligations such as demand and time deposits, savings accounts, securities, certain bonds and funds administered by the bank. Additionally, the Central Bank requires reserves on amounts due to foreign banks and other foreign financial institutions. Furthermore, as of January 2011, obligations of foreign subsidiaries and affiliates are also subject to the reserve requirement. Among other exemptions, funding from the public sector directed to the microfinance sector and foreign credits with periods of 2 years or more are not subject to the regulation.

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

The Central Bank establishes a remuneration rate on marginal reserves that exceeds the minimum legal requirement of 9% but only in the instance that such reserves are deposited in the Central Bank’s current account. Foreign currency cannot be used to comply with reserve requirements for liabilities in domestic currency, and vice versa. The Central Bank oversees compliance with the reserve requirements.

The reference interest rate is periodically revised by the Central Bank in accordance with its monetary policy objectives. Once a month the board of directors of the Central Bank approves and announces the monetary program through a press release. In the mid-2010 the Central Bank changed its monetary policy to a more restrictive position to account for the rapid growth of domestic demand and the potential for dangerous levels of inflation. Since then, there have been consecutive increases in the reference interest rate, which was raised most recently in May 2011 from 4.00% to 4.25%. As of December 2012, the reference interest rate remained at that level.

In the past few years, the Central Bank has been actively changing the reserve requirement applicable to Peruvian financial institutions as part of its monetary policy, something that is not usual in other LatAm countries, with the notorious exception of Brazil. Regulations put in place during 2012 -in a context of avoiding a higher rate of appreciation- have increased the amount of reserves required in S/.3,859 million and US$1,555 million in local and foreign currency respectively. This new environment has led to an increase in the funding cost of the bank. Changes in the reserve requirement regulation may adversely affect the bank´s business, financial conditions and results of operations. Marginal requirement rates in Nuevos Soles and Dollars increased during 2012 four times, and as a consequence, the average rate increased to 18.8% from 14.3% in local currency and to 41.2% from 38.7% in foreign currency. In December 2012, the estimated reserve position of commercial banks was S/. 15,500 million and US$ 10,500 million in local and foreign currency, respectively.

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

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2012, 2011 and 2010, the 10.0% credit limit per borrower of BCP, unconsolidated, was US$350.1 million, US$267.1 million and US$197.4 million, respectively, for unsecured loans, and the 30.0% limit for secured loans was US$1,050.5, US$801.3 million and US$592.2 million, respectively, for the last three years.

Pursuant to Article 52 of the organic law of the Central Bank, in certain circumstances, the Central Bank has the authority to establish limits on interest rates charged by commercial banks and other financial institutions. No such limits are currently in place; however, there can be no assurance that the Central Bank will not establish such limits on interest rates in the future.

Related Party Transactions

Law 26702 regulates transactions between financial institutions on the one hand and related parties and or affiliates on the other. SBS and SMV have also enacted regulations that define indirect ownership, related parties and economic groups, in order to limit transactions with related parties and affiliates. These regulations also provide standards for the supervision of financial and mixed conglomerates formed by financial institutions.

The total amount of loans to directors, employees or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital. All loans made to any single director or employee borrower, considering his/her close relatives may not exceed 0.35% of such regulatory capital (i.e., 5% of the overall 7% limit).

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

Ownership Restrictions

Law 26702 establishes certain restrictions on the ownership of a bank’s shares. Banks must have a minimum of two shareholders. Among other restrictions, those convicted of drug trafficking, asset laundering, terrorism and other felonies, or those who are directors, employees and advisors of public entities that regulate and supervise the activities of banks, are subject to ownership limitations. All transfers of shares in a bank must be recorded at the SBS. Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock require prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders, directors or employees in the case of juridical persons) are legally disabled, have engaged in illegal activity in the area of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency, among others. The decision of the SBS is final, and cannot be overturned by the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser shall be fined with an amount equivalent to the value of the transferred shares and is obligated to sell the shares within 30 days, or the fine is doubled. In addition, the purchaser is not allowed to exercise its voting rights at the shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals and are subject to the limitations described above.

Finally, under Peruvian law, individuals or corporations that acquire, directly or indirectly, 1% of the capital stock of a bank in a period of 12 months or acquire a 3% or more share participation, have the obligation to provide the information that the SBS may require to identify such individuals’ or corporations’ main economic activities and assets structure.

Risk Rating

Law 26702 and SBS Resolutions No. 672 and 18400-2010, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2012, BCP was assigned the “A+” risk category by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International. As of December 2012, BCP maintained the risk category of “A+”.

Deposit Fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP is currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/. 91,216 as of December 31, 2012.

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

The SBS intervention regime stops a bank’s operations for up to 45 days and may be extended for an additional 45 days. During this time, the SBS may institute measures such as: (i) canceling losses by reducing reserves, capital and subordinated debt, (ii) segregating certain assets and liabilities for transfer to another financial institution and (iii) merging the intervened bank with an acquiring institution according to the program established by Urgent Decree No. 108-2000, enacted in November 2000. After the intervention, the SBS will liquidate the bank unless it is merged with an acquiring institution, as described in (iii) above.

Regulation from the United States Federal Reserve Bank and from the State of Florida Department of Banking and Finance

Banco de Crédito del Perú Miami Agency (“BCP Miami Agency”) is licensed to operate as an International Agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The Office of Financial Regulation of the State of Florida shares regulatory responsibility with the Federal Reserve Bank of Atlanta.

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

(iii)	Atlantic Security Bank (ASB)

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

ASB may not invest in any asset which represents a claim on any person residing in the Cayman Islands, except a claim resulting from: (i) a loan to an exempt or an ordinary non-resident company not carrying on business in the Cayman Islands; (ii) a loan by way of mortgage to a member of its staff or to a person possessing or being deemed to possess Caymanian status under the immigration law, for the purchase or construction of a residence in the Cayman Islands to be owner-occupied; (iii) a transaction with another licensee or (iv) the purchase of bonds or other securities issued by the government of the Cayman Islands, a body incorporated by statute, or a company in which the government is the sole or majority beneficial owner. In addition, ASB may not, without the written approval of the Cayman Islands Monetary Authority (the “Authority”), carry on any business in the Cayman Islands other than business permitted by the Category B License.

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

ASB is required by the Cayman Banking Law to have at least two directors. Additionally, ASB must receive prior approval from the Authority (i) for any proposed change in the directors or senior officers, though in exceptional cases a waiver can be obtained enabling changes to be reported after the event or annually in the case of a branch of a substantial international bank; (ii) for the issue, transfer or other disposal of shares (it is rare for a waiver to be granted with respect to shares except in the case of a branch of a substantial international bank and where the shares are widely held and publicly traded); (iii) for any significant change in the business plan filed on the original license application or (iv) to open a subsidiary, branch, agency or representative office outside the Cayman Islands. Finally, ASB must obtain the prior approval of the Authority to change its name and must notify the Authority of any change in its principal office or its authorized agent in the Cayman Islands.

(iv)	BCP Bolivia

Until March 2010, the Bolivian banking system operated under the Law of Banks and Financial Entities No. 1488, enacted on April 14, 1993, which was modified by Law 3076 of June 20, 2005, which granted supervisory powers to the Superintendency of Banks and Financial Entities (pursuant to Supreme Decree 29894, now referred to as the FSSA. In addition, the law established that the Central Bank of Bolivia (BCB by its Spanish initials) would regulate financial intermediation and deposit activities, determine monetary and foreign exchange policy, and establish reserve requirements on deposits and capital adequacy, which banks and financial companies were required to follow. Also, the Financial System Supervisory Authority has the mandate to supervise brokerage activities and mutual fund management that is conducted through BCP Bolivia’s subsidiaries, Credibolsa S.A. and Credifondo S.A. These subsidiaries operate under the Securities Markets Law No. 1834, enacted on March 31, 1998.

Also Bolivia’s new constitution, which was approved by referendum in February 2009, established that the Bolivian financial system is to be regulated as follows:

•	The Central Bank of Bolivia is responsible for maintaining the stability of the internal monetary value and has authority to regulate monetary policy, control foreign exchange policies, regulate the payment system, authorize the issuance of money and administrate international reserves in coordination with the Economic Policy stated by the Public Sector.
•	All financial entities (banks, mutual funds, securities, insurance and others) are regulated by the Financial System Supervisory Authority which has assumed all regulatory functions held previously by the Superintendency of Banks and Financial Entities and the Superintendency of Pensions, Securities and Insurance.

The changes to existing laws by the new Bolivian constitution have not materially impacted BCP Bolivia’s business.

In 2012, the Bolivian government sanctioned an additional income tax of 12.5% of earnings before taxes applicable to all financial institutions with a ratio of earnings before taxes to equity in excess of 13%. Additionally, in November 2012, the government approved a new tax on sales of foreign exchange. This new tax levies all sales of foreign exchange with a 0.70% rate applicable on the amount of foreign currency sold.

Finally, in November 2012, the government announced the conversion of Banco Unión (formerly a private bank majority owned by the government) into a public bank. As of December 2012, Banco Unión ranked fifth when measured by gross loans.

(v)	Investment banking

BCP Capital

The company falls under the supervision of the SMV, a specialized technical body attached to the Ministry of Finance, aimed to ensure the protection of investors, efficiency and transparency of the markets, as well as the diffusion of the information required for such purposes. It enjoys functional, administrative, economic, technical and budgetary autonomy.

The Securities Market Law as amended, approved by Legislative Decree Nº 861, governs the public offering and trading of securities, listed in the SMV and Lima Stock Exchange. The latter institution, as the only stock exchange in Peru, also provides internal regulations which form part of the regulations and administrative rulings that govern the offering and trading of securities.

Correval

Correval S.A. falls under the supervision of the Superintendencia Financiera de Colombia, an entity whose main function is to oversee the financial and insurance sectors. Although it has an important role monitoring and surveillance, it also has certain regulatory powers which permit it to issue laws and decrees.

Additionally, the Autorregulador del Mercado de Valores de Colombia (AMV) supervises and regulates the conduct of security intermediaries, as well as the certification of those who carry out such activities. AMV is a private entity, and is the product of a self-regulation scheme established after the termination of Law 964 of 2005.

Correval Panama S.A., is regulated and supervised by the Superintendencia del Mercado de Valores de Panama S.A.

IM Trust

IM Trust’s principal legal framework comes from Law 18,046. All companies involved in the stock market are supervised directly by the Superintendencia de Valores y Seguros (SVS). The SVS ensures that persons or supervised institutions, from formation until liquidation, comply with laws, regulations, statutes and other provisions governing the functioning of these markets. The SVS also authorizes companies to manage mutual funds (AFM and AGF) and oversees these companies and funds to ensure compliance with laws and regulations by monitoring their legal, financial and accounting information.

In Chile, there are laws, regulations and rules that govern the various sectors of the stock market. One such law is the Securities Market Law, which governs the functioning of the Chilean market and the laws relating to corporations, management of third-party funds (investment funds, mutual funds, pension funds and others) and the deposit and custody of securities.

Credicorp Securities

The CSI operates from one location in Coral Gables, Florida, United States of America. All new accounts and all securities transactions are reviewed and approved at the Coral Gables office. All representatives are assigned to and supervised from the Coral Gables main office.

CSI is registered with the SEC and is a member of FINRA and the Securities Investor Protection Corporation (SIPC). As a member of SIPC, CSI protects customers’ investment accounts up to $500,000 of which $100,000 may be in cash and $400,000 may be in securities.

There are three principals at CSI all of which are Series 7 and Series 24 licensed (General Securities Principal). At the trading desk employees are Series 7 licensed (Registered Representative), Series 55 licensed (Equity Trader), and Series 4 licensed (Registered Options and Security Futures Principal). We also have an in-house Series 27 (Financial and Operations Principal). Members of CSI’s back-office staff are either Series 99 licensed (Operations Professional) or Series 7 licensed.

(vi)	Grupo Pacífico

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

Reserve Requirements

Pursuant to Law 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. See “—(6) Pacífico Seguros Generales—(ii) Claims and Reserves”. Law 26702 also requires insurance companies to create a reserve for IBNR claims that are reflected as a liability, net of recoveries and reinsurance, in our consolidated financial statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to our consolidated financial statements. Finally, Grupo Pacífico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See “—(6) Pacífico Seguros Generales—(ii) Claims and Reserves”.

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

(vii)	Prima AFP

Prima AFP’s operations are regulated in Peru by the Unified Text of the Private System for the Administration of Funds Act, approved by Supreme Decree No. 054-97-EF. Operations are controlled and supervised by the SBS. In addition, AFPs are under the supervision of the SMV. AFPs must submit reports to the SBS, members and beneficiaries in general, with regard to the administration of pension funds and any information linked to the AFP’s operations.

Under Peruvian legislation, AFPs can only have one type of business activity; they can only offer services linked to the administration of pension funds under the category of individual capital accounts. Also, AFPs must pay benefits provided by Law and administer retirement, disability, death benefit and funeral expense risks. AFPs must submit audited financial information, in accordance with SBS regulations. There are certain limitations on the ownership and transfer of AFP shares.

SBS authorization is required for an AFP to begin operations. Peruvian law establishes a minimum capital requirement, paid in cash by the shareholders.

SBS has put in place many investment limits, which, among others, restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits vary according to the risk profile of the fund. Among these limits, the most general are as follows:

•	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;

•	The total amount invested in instruments issued or guaranteed by BCR cannot exceed 30% of the fund value;

•	The total amount jointly invested under the two aforementioned points cannot exceed 40% of the fund value and;

•	The total amount invested in instruments issued by the government, financial institutions, and non-financial institutions whose commercial activities are mostly abroad, cannot exceed 50% of the fund value. The Central Bank has set a maximum operating sub-limit at 32%.

As mentioned before, the Central Bank can set maximum operating percentages and/or sub-limits to the aforementioned investment limits.

SBS requires a guaranteed minimum profitability for funds under management. Part of the guarantee is an obligatory reserve, which must be funded by the AFP. The amount will depend on the instruments in the portfolio, but is, on average, 1% of funds under management. In addition, Peruvian law establishes that companies must set up a legal reserve equivalent to 10% of net income, until the reserve is at least 20% of the capital.

Private Pension System Reform:

Recent reforms have resulted in the following changes to Peru’s private pension system:

1.	Auctions for management of new affiliates:

Peru’s Law to Reform the Private Pension System sets forth a new process by which individuals, which are called affiliates, may become affiliated with the SPP. Under the law, auctions are held every 24 months to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period, the first such period beginning on February 1, 2013 and ending in January 31, 2015. Bid awards will be made to the AFP that offers the lowest administration fees. New affiliates to the SPP are required to affiliate with the AFP that obtains the bid award, and the new affiliates must remain with this fund manager for 24 months.

A competitive bidding process took place in September 2012 to determine which company would manage new affiliate accounts during a transitional period from September 2012 through the end of January 2013; Prima AFP won the September auction and managed new accounts during the transitional period. In December 2012, Peru held its first auction to determine who would manage the accounts for the first full two year period. A new participant in the system won the auction, but that participant did not have the operational capacity to manage new affiliate accounts as of February 1, 2013. As a result, Prima AFP continues to manage the accounts of new affiliates until the new company is ready to begin operations. This has allowed Prima AFP to temporarily continue to capture new affiliates, and thereby increase its client base.

2.	Changes in the administration fees:

Prior to the adoption of the Law to Reform the Private Pension System, pension fund affiliates were charged commissions based on their salaries. Under the Law to Reform the Private Pension System, AFPs will receive a mixed commission for managing the accounts of affiliates. This commission will be calculated based on the monthly remuneration of the affiliates plus a commission on the total funds managed by the AFP for the affiliate. By May 31, 2013, affiliates that are already in the private pension system must choose between (i) continuing to be subject to the fee structure based on remuneration that was in place prior to the adoption of the Law to Reform the Private Pension System; and (ii) changing to the new fee structure (mixed commission). All new affiliates will be subject to the mixed fee structure. The mixed fee structure will be in place for a 10-year transitional period, after which an AFP’s fee will be based sole on its funds under management. These changes in the fee structure of Peru’s pension funds are designed to align the interest of AFPs and their clients.

At the end of December 2012, Prima AFP published its new commission’s structure. Affiliates will be able to choose either of the following commission fee structures:

i)	Commission by flow: 1.60% applied to the affiliates’ monthly remuneration. This commission is currently in effect.

ii)	Mixed commission: composed of 1.51% commission on the affiliates’ monthly remuneration, plus a 1.90% annual commission, which is applied to the total account balance of the affiliate (as of February 2013 for new affiliates and June 2013 for current clients).

Current affiliates must choose between the commission based solely on remuneration and the mixed commission. The deadline for making this choice is May 31, 2013.

3.	An auction process will be held to determine which company may offer insurance for survivors, disability and burial costs in a single package for all AFPs via a collective policy. The right to sell the insurance package will be awarded to the insurance company that presents the best economic proposal.

4.	The Law to Reform the Private Pension System provides for the creation of capital protection funds. These funds are designed to ensure that monies belonging to persons over the age of 65 maintain value. As a result, capital protection funds will offer stable growth and very low volatility. As of January 2013, capital protection funds were unregulated.

5.	Measures are established to expand coverage, including:

i)	Obligatory affiliation with a pension system for independent workers under the age of 40.

ii)	Creation of a Social Pension System for employees and owners of micro businesses under the age of 40 who receive monthly income up to 1.5 times Peru’s minimum wage (RMV by its Spanish initials). Under this system, workers will receive a contribution from the state of up to a certain rate or for an amount equivalent to the contributions made by the affiliate.

Other changes modified laws governing employers, the management of outside service contracts and the efficiency of the AFPs’ operating process. Noteworthy aspects of these reforms include those that aim to expand coverage and promote operating efficiencies to ensure that benefits are provided to the appropriate stakeholders.

(12)	Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2008, 2009, 2010, 2011 and 2012 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2008, 2009, 2010, 2011 and 2012 and our results of operations for 2008, 2009, 2010, 2011 and 2012.

(i)	Average Balance Sheets and Income from Interest-Earning Assets

The tables below set forth selected statistical information based on our average balance sheets prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Nuevos Soles or foreign currency, primarily U.S. Dollars) rather than by the domestic or international nature of the balance. In addition, except where noted, the average balances are based on the quarterly ending balances in each year. Any of these quarter-end balances that were denominated in Nuevos Soles have been converted into U.S. Dollars using the applicable SBS exchange rate as of the date of such balance. Our management does not believe that the stated averages present trends materially different from those that would be presented by daily averages.

Average Balance Sheets

Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2010					2011					2012
ASSETS:	Average Balance		Interest Earned		Nominal Avg. Rate	Average Balance		Interest Earned		Nominal Avg. Rate	Average Balance		Interest Earned		Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-earning assets:
Deposits in Central Bank
Nuevos Soles	US$	1,056,389	US$	25,351	2.40%	US$	962,291	US$	33,041	3.43%	US$	1,487,104	US$	28,351	1.91%
Foreign Currency		2,147,576		3,319	0.15		2,804,304		3,277	0.12		3,180,717		3,576	0.11
Total		3,203,965		28,670	0.89		3,766,595		36,318	0.96		4,667,821		31,927	0.68
Deposits in other banks
Nuevos Soles		54,525		1,135	2.08		80,058		4,004	5.00		95,376		4,470	4.69
Foreign Currency		855,555		2,532	0.30		894,865		2,564	0.29		800,635		4,447	0.56
Total		910,080		3,667	0.40		974,923		6,568	0.67		896,011		8,917	1.00
Investment securities
Nuevos Soles		2,223,416		64,732	2.91		2,607,309		126,683	4.86		3,933,321		172,486	4.39
Foreign Currency		3,314,529		132,063	3.98		2,853,192		101,026	3.54		3,152,744		102,300	3.24
Total		5,537,945		196,795	3.55		5,460,501		227,709	4.17		7,086,065		274,786	3.88
Total loans (1)
Nuevos Soles		4,957,672		698,995	14.10		6,325,230		1,069,628	16.91		8,031,968		1,342,190	16.71
Foreign Currency		7,967,501		519,733	6.52		9,749,989		463,723	4.76		11,327,777		606,282	5.35
Total		12,925,173		1,218,728	9.43		16,075,219		1,533,351	9.54		19,359,745		1,948,472	10.06
Total dividend-earning assets
Nuevos Soles		228,216		6,810	2.98		254,027		8,347	3.29		288,259		8,889	3.08
Foreign Currency		208,061		4,805	2.31		256,661		6,974	2.72		283,773		7,465	2.63
Total		436,277		11,615	2.66		510,688		15,321	3.00		572,032		16,354	2.86
Total interest-earning assets
Nuevos Soles		8,520,218		797,023	9.35		10,228,915		1,241,703	12.14		13,836,028		1,556,386	11.25
Foreign Currency		14,493,222		662,452	4.57		16,559,011		577,564	3.49		18,745,646		724,070	3.86
Total		23,013,440		1,459,475	6.34		26,787,926		1,819,267	6.79		32,581,674		2,280,456	7.00
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles		362,846					478,035					647,822
Foreign Currency		317,649					368,180					328,425
Total		680,495					846,215					976,247
Reserves for loan losses
Nuevos Soles		(211,053)					(257,621)					(364,017)
Foreign Currency		(184,307)					(212,862)					(263,098)
Total		(395,360)					(470,483)					(627,115)
Premises and equipment
Nuevos Soles		338,817					383,131					487,679
Foreign Currency		15,518					15,112					44,779
Total		354,335					398,243					532,458
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Nuevos Soles		1,100,346		3,531			1,130,516		14,993			1,038,642		4,207
Foreign Currency		669,910		8,702			755,903		3,504			1,386,872		25,778
Total		1,770,256		12,233			1,886,419		18,497			2,425,514		29,985
Total non-interest-earning assets
Nuevos Soles		1,590,956		3,531			1,734,061		14,993			1,810,126		4,207
Foreign Currency		818,770		8,702			926,333		3,504			1,496,978		25,778
Total		2,409,726		12,233			2,660,394		18,497			3,307,104		29,985
Total average assets
Nuevos Soles		10,111,174		800,554	7.92		11,962,976		1,256,696	10.5		15,646,154		1,560,593	9.97
Foreign Currency		15,311,992		671,154	4.38		17,485,344		581,068	3.32		20,242,624		749,848	3.7
Total		25,423,166		1,471,708	5.79		29,448,320		1,837,764	6.24		35,888,778		2,310,441	6.44

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets

 Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2010					2011					2012
LIABILITIES	Average Balance		Interest Paid		Nominal Avg. Rate	Average Balance		Interest Paid		Nominal Avg. Rate	Average Balance		Interest Paid		Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-bearing liabilities:
Demand deposits
Nuevos Soles (1)	US$	2,251,493	US$	9,140	0.41%	US$	2,503,311	US$	11,586	0.46%	US$	3,038,002	US$	14,760	0.49%
Foreign Currency (1)		3,018,009		4,510	0.15		3,773,232		5,544	0.15		4,555,943		7,142	0.16
Total		5,269,502		13,650	0.26		6,276,543		17,130	0.27		7,593,945		21,902	0.29
Savings deposits
Nuevos Soles (1)		1,719,869		4,086	0.24		2,271,029		8,079	0.36		2,980,838		15,430	0.52
Foreign Currency (1)		2,104,084		4,733	0.22		2,367,401		5,462	0.23		2,533,566		6,054	0.24
Total		3,823,953		8,820	0.23		4,638,430		13,541	0.29		5,514,404		21,485	0.39
Time deposits
Nuevos Soles (1)		2,890,800		69,275	2.40		3,361,966		136,932	4.07		4,710,953		184,820	3.92
Foreign Currency (1)		3,980,428		84,655	2.13		3,806,928		74,400	1.95		4,031,361		86,925	2.16
Total		6,871,228		153,929	2.24		7,168,894		211,332	2.95		8,742,314		271,745	3.11
Due to banks and correspondents
Nuevos Soles		201,360		11,973	5.95		365,769		49,295	13.48		587,129		54,243	9.24
Foreign Currency		1,632,526		31,559	1.93		1,640,407		15,074	0.92		1,338,586		28,533	2.13
Total		1,833,886		43,532	2.37		2,006,176		64,369	3.21		1,925,715		82,776	4.30
Bonds
Nuevos Soles		561,228		34,451	6.14		383,271		24,479	6.39		533,682		33,643	6.30
Foreign Currency		1,995,499		89,860	4.50		3,234,863		162,264	5.02		3,860,167		208,623	5.40
Total		2,556,727		124,311	4.86		3,618,134		186,743	5.16		4,393,849		242,266	5.51
Total interest-bearing liabilities
Nuevos Soles		7,624,750		128,925	1.69		8,885,346		230,370	2.59		11,850,604		302,896	2.56
Foreign Currency		12,730,546		215,317	1.69		14,822,831		262,744	1.77		16,319,623		337,278	2.07
Total		20,355,296		344,242	1.69		23,708,177		493,115	2.08		28,170,227		640,173	2.27
Non-interest-bearing liabilities and net equity:
Other liabilities and loss from derivatives instruments and other interest expenses
Nuevos Soles		805,690		1,859			847,862		2,035			955,441		2,507
Foreign Currency		1,416,339		68,020			1,740,041		36,450			2,856,381		50,966
Total		2,222,029		69,879			2,587,903		38,485			3,811,822		53,473
Equity attributable to Credicorp equity holders
Nuevos Soles
Foreign Currency		2,683,778					3,092,282					3,803,381
Total		2,683,778					3,092,282					3,803,381
Minority Interest
Nuevos Soles
Foreign Currency		162,063					59,958					103,348
Total		162,063					59,958					103,348
Total non-interest-bearing liabilities and equity
Nuevos Soles		805,690		1,859			847,862		2,035			955,441		2,507
Foreign Currency		4,262,180		68,020			4,892,281		36,450			6,763,110		50,966
Total		5,067,870		69,879			5,740,143		38,485			7,718,551		53,473
Total average liabilities and equity
Nuevos Soles		8,430,440		130,784	1.55		9,733,208		232,405	2.39		12,806,045		305,403	2.38
Foreign Currency		16,992,726		283,337	1.67		19,715,112		299,194	1.52		23,082,733		388,244	1.68
Total		25,423,166		414,121	1.63		29,448,320		531,600	1.81		35,888,778		693,646	1.93

(1)	Includes the amount paid - for the deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2011/2010			2012/2011
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in Central Bank
Nuevos Soles	(2,745)	10,435	7,690	14,013	(18,703)	(4,690)
Foreign Currency	891	(933)	(42)	432	(133)	299
Total	(1,854)	9,502	7,648	14,444	(18,835)	(4,391)
Deposits in other banks
Nuevos Soles	904	1,965	2,869	742	(276)	466
Foreign Currency	114	(82)	32	(397)	2,280	1,883
Total	1,018	1,883	2,901	345	2,004	2,349
Investment securities
Nuevos Soles	14,915	47,036	61,951	61,288	(15,485)	45,803
Foreign Currency	(17,358)	(13,679)	(31,037)	10,163	(8,889)	1,274
Total	(2,443)	33,357	30,914	71,452	(24,375)	47,077
Total loans(1)
Nuevos Soles	212,038	158,595	370,633	286,912	(14,350)	272,562
Foreign Currency	100,526	(156,536)	(56,010)	79,744	62,815	142,559
Total	312,564	2,059	314,623	366,656	48,465	415,121
Total dividend-earning assets
Nuevos Soles	809	728	1,537	1,090	(548)	542
Foreign Currency	1,221	948	2,169	725	(234)	491
Total	2,030	1,676	3,706	1,815	(782)	1,033
Total interest-earning assets
Nuevos Soles	183,631	261,049	444,680	421,815	(107,132)	314,683
Foreign Currency	83,238	(168,126)	(84,888)	80,364	66,142	146,506
Total	266,869	92,923	359,792	502,179	(40,990)	461,189
Interest Expense:
Demand deposits
Nuevos Soles	1,094	1,352	2,446	2,536	638	3,174
Foreign Currency	1,119	(85)	1,034	1,189	409	1,597
Total	2,213	1,267	3,480	3,725	1,047	4,771
Savings deposits
Nuevos Soles	1,635	2,357	3,992	3,100	4,252	7,351
Foreign Currency	600	129	729	390	202	593
Total	2,235	2,486	4,721	3,490	4,454	7,944
Time deposits
Nuevos Soles	15,241	52,417	67,658	53,934	(6,046)	47,888
Foreign Currency	(3,540)	(6,714)	(10,254)	4,613	7,912	12,525
Total	11,701	45,703	57,403	58,546	1,867	60,413
Due to banks and correspondents and issued bonds
Nuevos Soles	15,967	21,355	37,322	25,142	(20,194)	4,948
Foreign Currency	112	(16,597)	(16,485)	(4,604)	18,063	13,459
Total	16,079	4,758	20,837	20,538	(2,131)	18,407
Bonds
Nuevos Soles	(11,145)	1,173	(9,972)	9,544	(380)	9,164
Foreign Currency	58,989	13,415	72,404	32,580	13,779	46,359
Total	47,844	14,588	62,432	42,124	13,399	55,523
Total interest-bearing liabilities
Nuevos Soles	26,999	74,447	101,446	76,335	(3,810)	72,525
Foreign Currency	36,237	11,190	47,427	28,733	45,800	74,533
Total	63,236	85,637	148,873	105,068	41,990	147,058

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2010	2011	2012
	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	8,520,218	10,228,915	13,836,028
Foreign Currency	14,493,222	16,559,011	18,745,646
Total	23,013,440	26,787,926	32,581,674
Net interest income
Nuevos Soles	668,098	1,011,333	1,253,490
Foreign Currency	447,135	314,820	386,792
Total	1,115,233	1,326,153	1,640,282
Gross yield (1)
Nuevos Soles	9.35%	12.14%	11.25%
Foreign Currency	4.57%	3.49%	3.86%
Weighted-average rate	6.34%	6.79%	7.00%
Net interest margin (2)
Nuevos Soles	7.84%	9.89%	9.06%
Foreign Currency	3.09%	1.90%	2.06%
Weighted-average rate	4.85%	4.95%	5.03%
Yield spread (3)
Nuevos Soles	7.66%	9.55%	8.69%
Foreign Currency	2.88%	1.72%	1.80%
Weighted-average rate	4.65%	4.71%	4.73%

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

Interest-Earning Deposits With Other Banks

The following table shows the short-term funds deposited with other banks. These deposits are denominated by currency as of the dates indicated. Deposits held in countries other than Peru are denominated in several currencies; however, the majority of these deposits are denominated in U.S. Dollars. All currencies were converted to U.S. Dollars using the applicable SBS exchange rate as of the dates indicated.

	Year ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
Peruvian Central Bank	US$	3,649,809	US$	825,975	US$	2,105,972
Commercial banks		82,970		93,389		30,996
Total Nuevo Sol-denominated	US$	3,732,779	US$	919,364	US$	2,136,968
Foreign Currency-denominated:
Peruvian Central Bank (U.S. Dollars)	US$	2,094,251	US$	2,958,540	US$	4,099,640
Commercial banks (U.S. Dollars)		1,092,662		530,327		463,951
Other Commercial banks (other currencies)		346		63		1,589
Total Foreign Currency-denominated	US$	3,187,259	US$	3,488,930	US$	4,565,180
Total	US$	6,920,038	US$	4,408,294	US$	6,702,148

    (ii)         Investment Portfolio

The following table shows the fair value of our trading, available-for-sale and held to maturity investment securities without interest designated by type of security at the dates indicated (see Note 6 to the Consolidated Financial Statements):

	On December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
Peruvian government bonds	US$	299,043	US$	473,868	US$	481,784
Equity securities		256,931		251,032		325,485
Bonds		231,514		232,330		380,549
Peruvian Central Bank certif. notes		314,999		2,059,780		2,965,313
Other investments		158,241		180,258		282,593
Total Nuevo Sol-denominated		1,260,728		3,197,268		4,435,724
Foreign Currency-denominated:
Equity securities	US$	285,270	US$	228,527	US$	339,018
Bonds		1,609,443		1,795,614		2,004,864
Peruvian Government Bonds		252,043		210,776		264,743
Peruvian Central Bank certif. notes		48,851		-		-
Other investment		387,304		517,913		748,407
Total Foreign Currency-denominated	US$	2,582,911	US$	2,752,830	US$	3,357,032
Total securities holdings:	US$	3,843,639	US$	5,950,098	US$	7,792,756

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Nuevo Sol-denominated interest-earning investment securities was 2.9% in 2010, 4.9% in 2011 and 4.4% in 2012. The weighted-average yield on our foreign currency-denominated portfolio was 4.0% in 2010, 3.5% in 2011 and 3.2% in 2012. The total weighted-average yield of our investment securities was 3.6% in 2010, 4.2% in 2011 and 3.9% in 2012.

The weighted-average yield on our Nuevo Sol-denominated dividend-earning assets was 3.0% in 2010, 3.3% in 2011 and 3.1% in 2012. The weighted-average yield on our foreign currency-denominated portfolio was 2.3% in 2010, 2.7% in 2011 and 2.6% in 2012. The total weighted-average yield of our dividend-earning assets was 2.7% in 2010, 3.0% in 2011 and 2.9% in 2012.

As of December 31, 2012, the investments available for sale and held to maturity pledged as collateral amounted to US$760.5 million (see note 6 to the Consolidated Financial Statements).

The following table shows the maturities of our trading, available-for-sale and held to maturity investment securities designated by type of security on December 31, 2012:

	Within 1 year		After 1 year but within 3 years		Maturing After 3 years but within 5 years		Maturing After 5 years but within 10 years		After 10 years		Total
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	US$	8,323	US$	33,933	US$	10,821	US$	208,537	US$	220,170	US$	481,784
Equity securities (1)		325,485		-		-		-		-		325,485
Bonds and debentures		34,276		41,134		48,982		111,991		144,166		380,549
Peruvian Central Bank certif. notes		2,519,447		445,866		-		-		-		2,965,313
Other investments		186,789		9,457		3,108		5,834		77,405		282,593
Total Nuevo Sol-denominated	US$	3,074,320	US$	530,390	US$	62,911	US$	326,362	US$	441,741	US$	4,435,724
Foreign Currency-denominated:
Peruvian government bonds		-		48,302		28,935		43,944		143,562		264,743
Equity securities (1)		339,018		-		-		-		-		339,018
Bonds		253,933		380,366		344,673		490,320		535,572		2,004,864
Peruvian Central Bank certif. notes		-		-		-		-		-		-
Other investments		367,667		50,847		21,210		126,764		181,919		748,407
Total Foreign Currency-denominated	US$	960,618	US$	479,515	US$	394,818	US$	661,028	US$	861,053	US$	3,357,032
Total securities holdings:	US$	4,034,938	US$	1,009,905	US$	457,729	US$	987,390	US$	1,302,794	US$	7,792,756
Weighted-average yield												3.22%

(1)   Equity securities in our account are categorized as maturing within one year.

The maturities of our investment securities classified by trading and available-for-sale, as of December 31, 2012, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the criteria described below, our management has determined that the unrealized losses as of December 31, 2012 and 2011 were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

For equity investments (shares), management considers the following criteria to determine whether a loss is temporary:

•	The length of time and the extent to which fair value has been below cost;

•	The severity of the impairment;

•	The cause of the impairment and the financial condition and near-term prospects of the issuer; and

•	Activity in the market of the issuer which may indicate adverse credit conditions.

For debt investments (fixed maturity), management considers the following criteria to determine whether a loss is temporary:

•	Management assesses the probability that the company will receive all amounts due (principal and interest) under the contract of the security. It considers a number of factors in identifying a credit-impaired security, including: (i) the nature of the security and the underlying collateral, (ii) the amount of subordination or credit enhancement supporting the security, (iii) the published credit rating and (iv) other analyses of the probable cash flows from the security. If recovery of all amounts due is not likely, management may determine that credit impairment exists and record unrealized losses in our consolidated income statement. The unrealized loss recorded in income represents the security’s decline in fair value, which includes the decline due to forecasted cash flow shortfalls as well as widening market spread.

•	For a security with an unrealized loss not identified as a credit impairment, management determines whether it is desirable to hold the security for a period of time to allow for a potential recovery in the security’s amortized cost. Management estimates a security’s forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums). Management considers a number of factors to determine whether to hold an investment, including (i) a quantitative estimate of the expected recovery period (which may extend to maturity), (ii) the severity of the impairment and (iii) its strategy with respect to the security or portfolio. If management determines it is not desirable to hold the security for a sufficient period of time to allow for a potential recovery in the security’s amortized cost, we record the unrealized loss in our consolidated income statement.

(iii)	Loan Portfolio

Loans by Type of Loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2008		2009		2010		2011		2012
	(U.S. Dollars in thousands)
Loans	US$	8,179,453	US$	8,986,884	US$	11,142,038	US$	13,793,797	US$	16,905,278
Leasing transactions		1,792,827		1,997,562		2,359,236		2,786,129		3,487,351
Discounted notes		368,648		349,126		477,709		552,233		557,328
Factoring		124,537		163,443		250,974		254,516		326,497
Advances and overdrafts		102,687		47,147		104,495		25,130		55,881
Refinanced loans		55,179		59,459		76,707		96,031		142,207
Past-due loans		82,867		184,567		209,908		259,050		372,431
Unearned interest		(249,914)		(282,869)		(343,003)		(446,508)		(535,045)
Total loans, net of unearned income and without accrued interest	US$	10,456,284	US$	11,505,319	US$	14,278,064	US$	17,320,378	US$	21,311,928
Total past-due loans amounts		(82,867)		(184,567)		(209,908)		(259,050)		(372,431)
Total performing loans	US$	10,373,417	US$	11,320,752	US$	14,068,156	US$	17,061,328	US$	20,939,497

The loan portfolio categories set forth in the table above are based on SBS regulations, which apply to loans generated by BCP and ASHC. Pursuant to SBS guidelines, we categorize loans as follows:

•	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

•	Leasing Transactions: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.

•	Discounted Notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

•	Factoring: The sale of title to a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. Under factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.

•	Advances and Overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

•	Refinanced Loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when a debtor is experiencing payment problems, unless the debtor is current on all interest payments and pays down at least 20% of the principal amount of the original loan. We have distinguished a sub-group titled “Restructured Loans,” which is defined as loans extended under the bankruptcy protection procedures established in the Equity Restructuring Law.

•	Past-Due Loans: Includes overdue loans. See “—Past-Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2008			2009			2010
	(U.S. Dollars in thousands, except percentages)
	Amount		% Total	Amount		% Total	Amount		% Total
Economic Activity
Manufacturing	US$	2,535,326	24.25%	US$	2,557,847	22.23%	US$	3,003,465	21.04%
Consumer Loans (1)		2,540,530	24.30		3,224,292	28.03		3,805,813	26.65
Small Business		606,168	5.80		739,157	6.42		953,394	6.68
Commerce		1,344,921	12.86		1,330,023	11.56		1,931,441	13.53
Realty Business and Leasing Services		488,202	4.67		489,614	4.26		712,330	4.99
Mining		675,460	6.46		692,579	6.02		893,145	6.26
Communication, Storage and Transportation		515,412	4.93		559,025	4.86		720,749	5.05
Electricity, Gas and Water		546,014	5.22		782,289	6.80		969,437	6.79
Agriculture		228,623	2.19		271,912	2.36		293,685	2.06
Fishing		77,060	0.74		121,162	1.05		134,811	0.94
Financial Services		439,234	4.20		175,071	1.52		252,869	1.77
Education, Health and Other Services		128,527	1.23		156,496	1.36		177,206	1.24
Construction		229,667	2.20		175,508	1.53		132,517	0.93
Others (2)		351,054	3.36		513,213	4.46		640,205	4.48
Sub total		10,706,198	102.39		11,788,188	102.46		14,621,067	102.40
Unearned interest		(249,914)	(2.39)	US$	(282,869)	(2.46)%	US$	(343,003)	(2.40)%
Total	US$	10,456,284	100.00%	US$	11,505,319	100.00%		14,278,064	100.00%

	At December 31,
	2011			2012
	(U.S. Dollars in thousands, except percentages)
	Amount		% Total	Amount		% Total
Economic Activity
Manufacturing	US$	3,319,821	19.17%	US$	3,579,385	16.80%
Consumer Loans (1)		5,003,353	28.88		6,452,922	30.27
Small Business		1,129,119	6.52		1,490,879	7.00
Commerce		2,503,810	14.46		3,108,662	14.59
Realty Business and Leasing Services		968,952	5.59		1,268,692	5.95
Mining		855,774	4.94		753,668	3.54
Communication, Storage and Transportation		713,947	4.12		733,939	3.44
Electricity, Gas and Water		1,114,788	6.44		1,365,188	6.41
Agriculture		329,408	1.90		451,309	2.12
Fishing		164,741	0.95		201,357	0.94
Financial Services		297,612	1.72		404,080	1.90
Education, Health and Other Services		226,055	1.31		326,019	1.53
Construction		255,555	1.48		490,470	2.30
Others (2)		883,951	5.10		1,220,403	5.73
Sub total		17,766,886	102,58		21,846,973	102,51
Unearned interest		(446,508)	(2.58)		(535,045)	(2.51)
Total	US$	17,320,378	100.00%	US$	21,311,928	100.00%

(1)	These amounts comprise:

	2008	2009	2010	2011	2012
	(U.S. Dollars in thousands)

Personal Loans	666,661	976,499	1,147,274	1,455,200	1,929,476
Mortgage Loans	1,484,495	1,752,460	2,058,403	2,723,830	3,487,648
Credit card	389,374	495,333	600,136	824,323	1,035,798
	2,540,530	3,224,292	3,805,813	5,003,353	6,452,922

(2)	Includes community services, hotels and restaurants and other sector.

As of December 31, 2012, 74.7% of the loan portfolio was concentrated in Lima, 89.3% was concentrated in Peru, and 4.1% of the loan portfolio was concentrated in Bolivia.

Concentrations of Loan Portfolio and Lending Limits

As of December 31, 2012, loans and other contingent credits to our 20 largest customers (considered economic groups),equaled US$4,115.3 million, and represented 18.84% of our total loan portfolio. See “—(11) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of “economic group.” Our total loans and other contingent credits outstanding to each of these customers ranged from US$344.7 million to US$111.6 million, including 18 customers with over US$139.4 million. Total loans and other contingent credits outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2012: Class A (normal)—98.8%; Class B (potential problems)—1.2%; Class C (substandard)—0%; Class D (doubtful)—0%; and Class E (loss)—__0%. See “—Classification of the Loan Portfolio.”

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

With an unconsolidated regulatory capital of S/.8,929.2 million (US$3,501.7 million) on December 31, 2012, BCP’s legal lending limits varied from S/.892.9 million (US$350.1 million) to S/.4,464.6 million (US$1,750.9 million). Our consolidated lending limits, based on our regulatory capital on a consolidated basis of US$3,975.6 million on December 31, 2012, ranged from US$397.6 million to US$1,987.8 million. As of December 31, 2012, BCP was in compliance with the lending limits of Law 26702.

As of December 31, 2012, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

Loan Portfolio Denomination

The following table presents our Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2008			2009			2010
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	3,351,720	32.05%	US$	4,385,965	38.12%	US$	5,415,352	37.93%
Foreign Currency-denominated		7,104,564	67.95%		7,119,354	61.88%		8,862,712	62.07%
Total loans (1)	US$	10,456,284	100.00%	US$	11,505,319	100.00%	US$	14,278,064	100.00%

	At December 31,
	2011			2012
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	US$	6,982,086	40.31%	US$	9,054,734	42.49%
Foreign Currency-denominated		10,338,292	59.69%		12,257,194	57.51%
Total loans (1)	US$	17,320,378	100.00%	US$	21,311,928	100.00%

(1)	Net of unearned interest and without accrued interest.

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2012, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

	Maturing
	Amount at December 31, 2012		Within 3 months		After 3 months but within 12 months		After 1 year but within 3 years		After 3 years but within 5 years		After 5 years
	(U.S. Dollars in thousands, except percentages)
Loans	US$	16,905,277	US$	3,139,152	US$	3,177,597	US$	4,092,588	US$	2,287,472	US$	4,208,468
Leasing transactions		3,487,351		611,839		1,440,352		641,844		470,746		322,570
Discounted notes		557,329		515,294		39,493		2,506		36		-
Refinanced loans		142,206		45,022		24,821		24,979		20,080		27,304
Factoring		326,497		326,417		80		-		-		-
Advances and overdrafts		55,882		55,881		-		-		-		-
Total	US$	21,474,542	US$	4,693,606	US$	4,682,343	US$	4,761,917	US$	2,778,334	US$	4,558,342
Past due Loans		372,431
Unearned interest		(535,045)
Total Loans (1)	US$	21,311,928
% of total performing loan portfolio		100.00%		21.86%		21.80%		22.17%		12.94%		21.23%

(1)	Net of unearned interest and without accrued interest.

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of our loan portfolio on December 31, 2012, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2012		Maturing After 1 year
	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	US$	290,825	US$	276,138
Foreign Currency-denominated		3,053,021		1,311,103
Total		3,343,846		1,587,241

Fixed Rate (2)
Nuevo Sol-denominated		8,763,909		5,776,350
Foreign Currency-denominated		9,204,173		4,951,303
Total		17,968,082		10,727,653

Total (1)	US$	21,311,928	US$	12,314,894

(1)     Net of unearned interest and without accrued interest.

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

The following table sets forth our loan portfolio by class at the date indicated.

	At December 31,
	2008		2009		2010		2011		2012
	(U.S. Dollars in thousands) (1)
Commercial loans (which includes micro-business)	US$	7,808,671	US$	8,283,790	US$	10,417,764	US$	12,360,362	US$	14,861,164
Consumer loans		1,162,399		1,467,793		1,715,207		2,234,871		2,965,277
Residential mortgage loans		1,485,214		1,753,736		2,145,093		2,725,145		3,485,487
Total loans	US$	10,456,284	US$	11,505,319	US$	14,278,064	US$	17,320,378	US$	21,311,928

(1)	Net of unearned interest and without accrued interest.

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

We classify all loans into one of five categories depending upon each loan’s degree of risk of non-payment. We review our loan portfolio on a continuing basis. We classify our loans based upon risk of nonpayment by assessing the following factors: (i) the payment history of the particular loans, (ii) the history of our dealings with the borrower, (iii) the borrower’s management, (iv) the borrower’s operating history, (v) the borrower’s repayment capability, (vi) the borrower’s availability of funds, (vii) the status of any collateral or guarantee, (viii) the borrower’s financial statements, (iv) the general risk of the sector in which the borrower operates, (x) the borrower’s risk classification made by other financial institutions and (xi) other relevant factors. The classification of the loan determines the amount of the required loan loss provision.

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

Potential problems (Class B): Debtors with commercial loans in this category demonstrate certain deficiencies at the time of evaluation, which, if not corrected in a timely manner, imply risks regarding recovery of the loan. Common characteristics of loans or credits in this category include: (i) delays in loan payments which are promptly covered, (ii) a general lack of information required to analyze the credit, (iii) out-of-date financial information, (iv) temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, (v) market conditions that could affect the economic sector in which the debtor is active. Consumer loans are categorized as Class B when payments are between nine and 30 days past due. Residential mortgage loans are categorized as Class B when payments are between 31 and 90 days past due.

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

We continually review our loan portfolio to assess the completion and accuracy of our loan classifications.

All loans considered impaired (those classified as substandard, doubtful or loss) are analyzed by management. Management will address the impairment in two areas, individually assessed allowances and collectively assessed allowances, as follows:

Individually Assessed Allowance

We determine the appropriate allowances for each individually significant loan or advance on an individual basis. In determining the allowance, we consider items such as (i) the sustainability of the party’s business plan, (ii) its ability to improve performance once a financial difficulty has arisen, (iii) projected receipts and the expected dividend payout should bankruptcy ensue, (iv) the availability of other financial support and the potential realized value of collateral, and (v) the timing of expected cash flows. Impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more attention.

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

When a borrower is located in a country where there is an increased risk of difficulty servicing external debt, we assess the political and economic conditions in that country, and factor additional country risk into our assessment.

When we determine that a loan is uncollectible, it is written off against the provision for loan impairment. We write off these loans after all necessary procedures are completed and the amount of the loss is determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in our consolidated income statements.

The following table shows our direct loan portfolio at the dates indicated:

	At December 31,
	2008			2009			2010
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total	Amount		% Total
A: Normal	US$	9,991,559	95.6%	US$	10,717,658	93.2%	US$	13,564,435	95.0%
B: Potential Problems	US$	264,890	2.5%	US$	431,356	3.7%	US$	313,148	2.2%
C: Substandard	US$	70,268	0.7%	US$	115,629	1.0%	US$	128,445	0.9%
D: Doubtful	US$	79,394	0.8%	US$	139,389	1.2%	US$	121,345	0.8%
E: Loss	US$	50,173	0.5%	US$	101,287	0.9%	US$	150,691	1.1%
Total (1)	US$	10,456,284	100.0%	US$	11,505,319	100.0%	US$	14,278,064	100.0%
C+D+E	US$	199,835	1.9%	US$	356,305	3.1%	US$	400,481	2.8%

	At December 31,
	2011			2012
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount		% Total	Amount		% Total
A: Normal	US$	16,461,546	95.0%	US$	20,227,427	94.9%
B: Potential Problems	US$	390,329	2.3%	US$	451,660	2.1%
C: Substandard	US$	140,821	0.8%	US$	192,544	0.9%
D: Doubtful	US$	156,525	0.9%	US$	232,168	0.9%
E: Loss	US$	171,157	1.0%	US$	208,129	1.1%
Total (1)	US$	17,320,378	100.0%	US$	21,311,928	100.0%
C+D+E	US$	468,503	2.7%	US$	632,841	3.0%
(1)	Net of unearned interest and without accrued interest. – The unearned interest from impaired classifications (C+D+E) amounted to approximately US$250,000 in 2008, US$44,000 in 2009, US$159,000 in 2010, US$12,000 in 2011 and US$69,000 in 2012.

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

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

Past due and impaired loans are disclosed in accordance with SBS rules. Under SBS rules, the time periods used to determine whether an installment or an entire loan balance is past due depends on their type. BCP considers loans past due for corporate, large business and medium business loans after 15 days; for small and micro business loans after 30 days; for and overdrafts after 30 days; and for consumer, mortgage and leasing loans after 90 days. In the case of consumer, mortgage and leasing loans, which have installments, from 30 to 90 days only the past due installments are considered past due, but after 90 days the outstanding balance of the loan is considered past due. ASHC considers all overdue loans past due, except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. BCP Bolivia considers loans past due after 30 days. The entire loan balance under IFRS 7 is considered past due when debtors have failed to make a payment when contractually due. For more detail, see note 30.1 of the consolidated financial statements.

As of December 31, 2012, Credicorp did not have any loans that were overdue by more than 90 days but that were still accruing interest. Interest income is suspended when the collection of loans is doubtful, such as when overdue by more than 90 days. When a borrower or securities issuer defaults earlier than 90 days, the income is excluded from interest income until it is received. Uncollected income on these loans is applied against income. When management determines that the debtor’s financial condition has improved (a debtor’s financial condition is only considered improved once the debtor has paid the principal and interest due on its loans), we continue recording interest on an accrual basis. Therefore, we do not accrue interest on past-due loans, but interest on past-due loans is recognized only if and to the extent received.

Over the past five years, we have recognized interest income on these loans of US$5.2 million in 2008, US$7.2 million in 2009, US$14.2 million in 2010, US$15.4 million in 2011 and US$21.0 million in 2012. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past-due loans.

The following table sets forth the repayment status of our loan portfolio as of the date indicated.

	At December 31,
	2008		2009		2010		2011		2012
	(U.S. Dollars in thousands, except percentages)
Current	US$	10,373,417	US$	11,320,752	US$	14,068,156	US$	17,061,328	US$	20,939,497
Past due:
Overdue 16 - 90 days (2)		26,235		51,701		46,087		64,362		106,495
Overdue 90 days or more		56,632		132,865		163,821		194,688		265,936
Subtotal	US$	82,867	US$	184,567	US$	209,908	US$	259,050	US$	372,431
Total loans	US$	10,456,284	US$	11,505,319	US$	14,278,064	US$	17,320,378	US$	21,311,928
Past-due loan amounts as % of total loans		0.79%		1.60%		1.47%		1.50%		1.75%

(1)	Net of unearned interest and without accrued interest.

(2)	The amount in 2012 would increase to US$179,500 approximately, if the outstanding balance of consumer, mortgage and leasing loans overdue to 90 days or less are included.

With respect to consumer, mortgage and leasing loans, BCP (in accordance with SBS regulations) only recognizes payments as past-due installments if the loan is less than 90 days past due. The entire amount of the loans is considered past due if any amount is past due more than 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 30.1 to the Consolidated Financial Statements.

Past-Due Loan Portfolio

The following table analyzes our past-due loan portfolio by the type of loan at the dates indicated.

	At December 31,
	2008		2009		2010		2011		2012
	(U.S. Dollars in thousands)
Past-due loan amounts:
Loans	US$	65,947	US$	153,112	US$	183,058	US$	222,133	US$	324,670
Discounted notes		1,242		2,151		2,906		2,944		2,672
Advances and overdrafts in demand deposits		2,112		4,015		3,717		2,576		3,271
Leasing transactions		3,468		9,653		1,443		8,127		8,814
Refinanced loans		10,098		15,636		18,784		23,270		22,003
Total past-due portfolio	US$	82,867	US$	184,567	US$	209,908	US$	259,050	US$	372,431
Less: Reserves for loan losses (1)	US$	248,063	US$	376,049	US$	448,597	US$	558,186	US$	744,508
Total past-due portfolio net of reserves	US$	(165,196)	US$	(191,482)	US$	(238,689)	US$	(299,136)	US$	(372,077)
(1)	Includes reserves for indirect credits (see “—Loan Loss Reserves”).

As of December 31, 2012 total past-due loans were US$ 372.4 million and refinanced and restructured loans were US$ 142.2 million. Therefore, non-performing loans (past-due and refinanced and restructured loans) amounted to US$ 514.6 million.

We recognize interest on past-due loans and loans in legal collection when the loans are collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract is approximately US$72.2 million and US$49.8 million as of December 31, 2012 and 2011, respectively.

Total Nonperforming Loans

Nonperforming loans include past due loans as well as refinanced and restructured loans. As of December 31, 2012, total past due loans were US$372.4 million and refinanced and restructured loans were US$142.2 million. Therefore, total nonperforming loans equaled US$514.6 million. As of December 31, 2012 our delinquency ratio (past due loan ratio) was 1.75% and our nonperforming loan ratio (including past due, refinanced and restructured loans was 1%. See “Item 4, Information on the Company — (B) Business Overview — (1) Introduction – Review of 2012 —Banking Segment—BCP.

Loan Loss Reserves

The following table shows the changes in our reserves for loan losses and movements at the dates indicated.

	Year ended December 31,
	2008		2009		2010		2011		2012
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	229,700	US$	248,063	US$	376,049	US$	448,597	US$	558,186
Additional provisions (reversals)		48,760		163,392		174,682		214,898		377,841
Acquisitions and transfers		-		20,905		-		-		-
Recoveries of write-offs		31,279		23,928		34,605		41,442		46,301
Write-offs		(59,308)		(87,927)		(142,736)		(155,409)		(245,789)
Monetary correction and other		(2,368)		7,688		5,997		8,658		7,969
Total reserves for loan losses at the end of the year	US$	248,063	US$	376,049	US$	448,597	US$	558,186	US$	744,508

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio.” The balance of the reserve for loan losses for the years 2009, 2010 and 2011 are included in Note 7(d) to the Consolidated Financial Statements.

Our reserves for loan losses, as of December 31, 2012, included US$699.0 million for credit losses and US$45.5 million for indirect or contingent credit losses (US$519.7 million and US$38.5 million, respectively, as of December 31, 2011). Our reserves for indirect credit losses are included in the “Other liabilities” caption of our consolidated balance sheet. See Notes 7(d) and 12(a) to the Consolidated Financial Statements.

The charge-off process is performed with prior approval of our board of directors and the SBS. Potential charge-offs are considered by the board of directors and the SBS on a case-by-case basis.

Allocation of Loan Loss Reserves

The following table sets forth the amounts of our reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 7(d) to the Consolidated Financial Statements):

	At December 31,
	2008		2009		2010		2011		2012
	(U.S. Dollars in thousands)
Commercial loans	US$	161,170	US$	243,796	US$	289,564	US$	357,422	US$	467,654
Consumer loans		56,061		90,782		106,709		135,335		196,417
Residential mortgage loans		30,832		41,471		52,324		65,429		80,437
Total reserves	US$	248,063	US$	376,049	US$	448,597	US$	558,186	US$	744,508

(iv)	Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	US$	2,330,559	US$	2,717,017	US$	3,554,403
Foreign Currency-denominated		3,250,833		3,897,470		4,510,728
Total	US$	5,581,392	US$	6,614,487	US$	8,065,131
Savings deposits:
Nuevo Sol-denominated	US$	2,050,136	US$	2,616,314	US$	3,466,742
Foreign Currency-denominated		2,194,614		2,480,195		2,617,336
Total	US$	4,244,750	US$	5,096,509	US$	6,084,078
Time deposits:
Nuevo Sol-denominated	US$	3,230,374	US$	2,626,015	US$	4,101,121
Foreign Currency-denominated		3,234,395		2,413,526		3,314,589
Total	US$	6,464,769	US$	5,039,541	US$	7,415,710
Foreign Currency Bank Certificates
Foreign Currency-denominated	US$	163,681	US$	136,338	US$	167,542
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	US$	421,240	US$	729,009	US$	1,132,573
Foreign Currency-denominated		891,882		1,028,115		1,099,919
Total	US$	1,313,122	US$	1,757,124	US$	2,232,492
Total deposits:
Nuevo Sol-denominated	US$	8,032,309	US$	8,688,355	US$	12,254,839
Foreign Currency-denominated		9,735,405		9,955,644		11,710,114
Total deposits and obligations without interest payable	US$	17,767,714	US$	18,643,999	US$	23,964,953

The following table sets forth information regarding the maturity of our time deposits in denominations of US$100,000 or more on December 31, 2012:

	At December 31, 2012
	(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	US$	1,054
Maturing after 30 but within 60 days		3,408
Maturing after 60 but within 90 days		8,675
Maturing after 90 but within 180 days		2,662
Maturing after 180 but within 360 days		7,270
Maturing after 360 days		25,914
Total certificates of deposits	US$	48,983
Time deposits:
Maturing within 30 days	US$	4,031,844
Maturing after 30 but within 60 days		467,885
Maturing after 60 but within 90 days		355,610
Maturing after 90 but within 180 days		684,121
Maturing after 180 but within 360 days		751,521
Maturing after 360 days		431,917
Total time deposits		6,722,898
Total	US$	6,771,881

(v)	Return on Equity and Assets

	At December 31,
	2010	2011	2012

Return on assets (1)	2.27%	2.40%	2.21%

Return on equity (2)	21.29%	22.94%	20.74%

Dividend payout ratio (3)	27.12%	25.75%	26.18%

Equity to assets ratio (4)	11.19%	10.70%	10.89%

Shareholders’ equity to assets ratio (5)	10.56%	10.50%	10.60%
(1)	Net income attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.

(2)	Net income attributable to our equity holders as a percentage of average net equity attributable to our equity holders, computed as the average of monthly balances.

(3)	Dividends declared per share divided by net income attributable to our equity holders per share.
(4)	Average equity attributable to our equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

(vi)	Short-Term Borrowing

Our short-term borrowing, other than deposits, equaled US$351.8 million, US$762.9 million and US$1,766.4 million as of December 31, 2010, 2011 and 2012, respectively. Our average balances of borrowed amounts increased in 2012 and 2011 due to growth in foreign trade transactions. As of December 31, 2010, 2011 and 2012, no repurchase transactions by Peru´s Central Bank were included in the outstanding balance.

The following table sets forth our short-term borrowing:

	At December 31,
	2010		2011		2012
	(U.S. Dollars in thousands, except percentages)

Year-end balance	US$	351,816	US$	762,910	US$	1,766,429
Average balance		808,548		1,076,989		1,210,410
Maximum quarter-end balance		1,202,594		1,701,877		1,766,429
Weighted-average nominal year-end interest rate		1.43%		1.68%		2.09%
Weighted-average nominal interest rate		1.14%		1.51%		2.00%

(C)	Organizational Structure

The following tables show our organizational structure and the organization of our principal subsidiaries as of December 31, 2012 and their relative percentage contribution to our total assets, total revenues, net income and net equity at the same date:

(1)	Credicorp Investments owns 61% of IM Trust through its subsidiary BCP Chile.
(2)	BCP owns 51% of Correval through its subsidiary BCP Colombia.
(3)	BCP Capital includes Credibolsa, Credifondo and Creditítulos.

	As of and for the Year ended December 31, 2012 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú (2)	86.5%	71.8%	77.4%	66.6%
Atlantic Security Holding Corporation	3.9%	3.0%	9.3%	5.9%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (3)	6.3%	20.3%	10.7%	15.0%
Prima AFP	0.6%	3.0%	5.3%	3.7%
Others (4)	2.7%	1.9%	-2.7%	8.8%

(1)          Percentages determined based on the Consolidated Financial Statements.

(2)          Includes Correval.

(3)          Includes Grupo Pacífico, Pacífico Vida, Pacífico EPS Consolidated and Private Hospitals.

(4)         Includes Credicorp Ltd., BCP Capital (which includes Credifondo, Credibolsa, Creditítulos and BCP Financial Services, for November and December, 2012), Credicorp Investments (which includes IM Trust), CCR Inc., Credicorp Securities Inc. and others.

The following tables show the organizational structure of BCP and its principal subsidiaries as of December 31, 2012:

(1)	This subsidiary owns 51% of Correval, which we expect to transfer to Credicorp Investments (a subsidiary of Credicorp) after obtaining approval from the Colombian regulator.

We hold an additional 4.08% stake of BCP Bolivia directly through Credicorp Ltd.

	As of and for the Year ended December 31, 2012 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	91.8%	87.6%	87.1%	82.3%
Banco de Crédito de Bolivia	4.1%	3.3%	4.1%	4.9%
Empresa Financiera Edyficar S.A.	3.1%	6.5%	6.9%	4.0%
Solución Empresa Administradora Hipotecaria S.A.	0.3%	0.2%	0.8%	0.7%
Others (2)	0.7%	2.3%	1.4%	8.1%

(1)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2012.
(2)	Includes, Inmobiliaria BCP, Inversiones BCP Ltd and BCP Colombia.

(D)	Property, Plants and Equipment

As of December 31, 2012, we owned 434 properties (421 throughout Peru, 7 in Bolivia and 6 in Chile) and rented 460 properties (405 throughout Peru, 46 in Bolivia, 1 in Miami – United States, 6 in Colombia and 2 in Panama), all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. We do not hold any lease agreements for these purposes. As of December 2012, we had 727 branches, of which 365 were branches of BCP in Peru. There are no material encumbrances on any of our properties.

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

Business combinations made after January 1, 2010 are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the fair value of consideration transferred (measured at the acquisition date) and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of any contingent consideration, which is deemed to be an asset or liability, will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be re-measured until it is finally settled.

Starting January 1, 2010, acquisition of non-controlling interest is recorded directly in equity; the difference between the amount paid and the share of the net assets acquired is a debit or credit to equity. Therefore, no additional goodwill is recorded upon purchase of non-controlling interest; neither a gain nor a loss is recognized upon disposal of a non-controlling interest.

Business combinations and acquisitions of non-controlling interest prior to January 1, 2010, in comparison to the above-mentioned requirements, were accounted for using the purchase method and the parent entity extension method, respectively.

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

Foreign currency translation

Credicorp’s functional and presentation currency is the U.S. Dollar because it reflects the economic substance of the underlying events and circumstances relevant to the Company. In addition, Credicorp’s main operations and transactions in the different countries where it operates are established and settled in U.S. Dollars.

Subsidiaries that have a functional currency different from the U.S. Dollar were translated for consolidating purposes using the methodology established by IAS 21, “The Effects of Changes in Foreign Exchanges Rates”, as follows:

•	Assets and liabilities, at the closing rate at the date of each statement of financial position presented.
•	Income and expense, at the average exchange rate for each month of the year.

All resulting translation differences were recognized in the caption “Exchange differences on translation of foreign operations” of the consolidated statement of other comprehensive income.

Foreign currency transactions or balances are those realized in currencies different from functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are adjusted at the functional currency exchange rate ruling at the reporting date. Differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions are recognized in the consolidated statements of income in the period in which they arise, in the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate as at the dates of the initial transaction.

Income and expense recognition from banking activities

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and dividend income” and “Interest expense” in our consolidated income statement using the effective interest rate, which is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income is suspended when collection of loans becomes doubtful, when loans are overdue more than 90 days or when the borrower or securities issuer defaults; if earlier than 90 days, such income is excluded from interest income until collected. Uncollected income on such loans is provisioned. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis. A debtor’s financial condition is only considered improved once the debtor has paid the principal and interest due on its loans.

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

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes unit linked insurance contracts. The non-life insurance contracts mainly include automobile, fire and allied and technical lines and healthcare.

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

The Group classifies its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities. The Group determines the classification of its financial instruments at initial recognition.

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

An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based on an internal risk classification, with consideration given to any guarantees and collaterals received. See Note 3(i) and 30.1 to the Consolidated Financial Statements.

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

The Group may elect to reclassify these financial assets only in rare circumstances, such as when the Group is unable to sell the assets due to markets inactivity and management’s intent to sell the assets in the foreseeable future has changed significantly. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and management has the intent and the ability to hold these assets for the foreseeable future or until maturity. The reclassification to held-to-maturity category is permitted only when the entity has the ability and intent to hold the financial asset until maturity.

As of December, 31, 2012 and 2011, we did not reclassify any of our available-for-sale financial investments.

(iv)	Held-to-maturity financial investments

Held-to-maturity financial investments are non–derivative financial assets with fixed or determinable payments and fixed maturities, which Credicorp has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortization is included in the caption “Interest and dividend income” of the consolidated statements of income. The losses arising from impairment of such investments are recognized in the consolidated statements of income.

As of December, 31, 2012, the Group has not recognized any impairment loss on held-to-maturity investments.

If the Group were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two years.

As of December, 31, 2012, the Group did not sell or reclassify any of its held-to-maturity investments.

(v)	Repurchase and reverse repurchase agreements and security lending and borrowing transactions

Securities sold under agreements to repurchase at a specified future date are not derecognized from the consolidated statements of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recognized as an asset with a corresponding obligation to return it, including accrued interest, as a liability within “Payables from repurchase agreements and security lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is treated as interest expense and is accrued over the life of the agreement using the effective interest rate. When the counterparty has the right to sell or repledge the securities, the Group reclassifies those securities in its consolidated statement of financial position to Investments available-for-sale pledged as collateral or Investments held-to-maturity pledged as collateral, as appropriate.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the consolidated statements of financial position. The consideration paid, including accrued interest, is recorded in the consolidated statements of financial position caption “Receivables from reverse repurchase agreements and security borrowing”, reflecting the transaction’s economic substance as a loan by the Group. The difference between the purchase and resale price is recorded in the caption “Financial income” of the consolidated statements of income and is accrued over the life of the agreement using the effective interest rate.

If securities purchased under agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statements of financial position caption “Financial liabilities designated at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statements of income caption “Net gain on sale of securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected on the consolidated statements of financial position if the risks and rewards of ownership are also transferred.

(vi)	Put and call options over non-controlling interest

Put and call options do not give the Group present access to the benefits associated with the ownership interest.

Put options granted to non-controlling interests give rise to a financial liability for the present value of the redemption amount. When the financial liability is recognized initially, the present value of the amount payable upon exercise of the option is reclassified from equity. All subsequent changes in the carrying amount of the liability, due to a re-measurement of the present value of the amount payable on exercise, are recognized in the consolidated statements of income.

Call options are initially recognized as a financial asset at their fair value, with any subsequent changes in their fair value recognized in profit or loss. If the call options are exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controlling interest. If the call options lap unexercised, any carrying amount for the call option is expensed in profit or loss. Management has determined that the call had an insignificant fair value.

(vii)	Other financial liabilities

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

For loans, receivables and held-to-maturity investments that are carried at amortized cost, the Group first assesses whether objective evidence of impairment exists for financial assets that are individually significant, or collectively, for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

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

If in the future a write-off loan is later recovered, the recovery is recognized in the consolidated statements of income, as a credit to the caption “Provision for loan losses, net of recoveries”.

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

For collective evaluation impairment, financial assets are grouped considering the Group’s internal credit grading system, which considers credit risk characteristics for example: asset type, industry, geographical location, collateral type, past-due status and other relevant factors.

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

Goodwill:

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or. Goodwill is tested annually for impairment to assess whether the carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount. Goodwill is allocated to cash-generating units for impairment testing purposes.

Impairment of non-financial assets:

The Group assesses at each reporting date, or more frequently if events or changes in circumstances warrant, whether the carrying value of non-financial assets may be impaired. If any indication of impairment exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less costs to sell and its value in use. Goodwill is tested annually for impairment. Where the carrying amount of an asset (or CGU) exceeds its recoverable amount, the asset (or CGU) is considered impaired and is written down to its recoverable amount.

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

Share-based payment transactions

(i)	Cash-settled transactions

As explained in note 19(a) to the Consolidated Financial Statements, until 2008 we granted a supplementary remuneration plan to certain employees who had at least one year of service with Credicorp or any of its Subsidiaries, in the form of stock appreciation rights (SARs) over a certain number of Credicorp shares. SARs were granted at a fixed price and are exercisable at that price, allowing the employee to obtain a gain in cash (“cash-settled transaction”) arising from the difference between the fixed exercise price and the market price at the date the SARs are executed.

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is rerecorded to fair value at each reporting date up to and including the settlement date, with changes in fair value are recognized in the consolidated income statement under the caption “Salaries and employee benefits”. When the price or terms of the SARs are modified, any additional expense is also recorded in the consolidated income statement. See Note 19 to the Consolidated Financial Statements.

(ii)	Equity-settled transactions

As explain in note 19(b) to the Consolidated Financial Statements, since April 2009, a new supplementary remuneration plan was implemented to replace the SARs plan.

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

Embedded derivatives:

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not held for trading or designated at fair value through profit or loss.

The Group has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments were classified at inception by the Group as “Financial instruments at fair value though profit or loss”. See 3(f)(i), and note 8 to the Consolidated Financial Statements.

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

The Group monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding the Group’s segments, total revenues from banking segment amounted to 74.8% or more of the Group’s total revenue in 2012, 2011, and 2010; therefore, the following historical discussion and analysis is presented principally for banking segment, except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and discussion and analysis presented below for 2010, 2011 and 2012 reflect the financial position and results of operations for 2010, 2011 and 2012 of our subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

On December 31, 2012, approximately 45.1% of our deposits and 54.6% of our loans were U.S. Dollar-denominated. Despite these high proportions, U.S. Dollar-denominated deposits have decreased from the previous year (49.6% in 2011) due to the appreciation of the Nuevo Sol, which encourages clients to maintain deposits in domestic currency.

Results of Operations for the Three Years Ended December 31, 2012

The following table sets forth, for the years 2010, 2011 and 2012, the principal components of our net income:

	Year ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)
Interest income	US$	1,471,708	US$	1,837,764	US$	2,310,441
Interest expense		(414,121)		(531,600)		(693,646)
Net interest income	US$	1,057,587	US$	1,306,164	US$	1,616,795
Provision for loan losses		(174,682)		(214,898)		(377,841)
Net interest income after Provision	US$	882,905	US$	1,091,266	US$	1,238,954
Noninterest income		804,535		838,636		1,121,134
Insurance premiums earned net of claims on insurance activities		164,721		196,664		238,745
Other expenses		(1,085,885)		(1,230,149)		(1,614,102)
Income before translation result and income tax	US$	766,276	US$	896,417	US$	984,731
Translation result (loss) gain	US$	24,120	US$	37,881	US$	75,079
Income tax		(187,081)		(210,508)		(251,583)
Net income	US$	603,315	US$	723,790	US$	808,227
Net income attributable to:
Equity holders		571,302		709,272		788,778
Minority interests		32,013		14,518		19,449
Net income	US$	603,315	US$	723,790	US$	808,227

Our net income increased from 2011 to 2012 primarily due to increased interest income of approximately US$472.7 million, net of an increase in interest expense of US$162.0 million and other expenses of US$384.0 million.

Net income attributable to our equity holders increased from US$709.3 million in 2011 to US$788.8 million in 2012, which represented an increase of 11.2% from 2011 to 2012, primarily due to an increase in interest income.

On the other hand, other expenses increased 31.2% in 2012 to US$1,614.1 million, primarily due to an increase in administrative cost of US$131.4 million, or 32.4%, and an increase in Salaries and benefits of US$185.0 million, or 31.1%.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest-bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)
Interest income:
Loans	US$	1,218,728	US$	1,533,351	US$	1,948,472
Deposits in banks		3,667		6,568		8,917
Deposits in Central Bank		28,670		36,318		31,927
Investment securities and others		196,795		227,709		274,786
Dividends		11,615		15,321		16,354
Gain from derivatives instruments and other interest income		12,233		18,497		29,985
Total interest income	US$	1,471,708	US$	1,837,764	US$	2,310,441

Interest expenses:
Deposits and obligations	US$	156,106	US$	217,322	US$	284,827
Bonds and notes issued		124,311		186,743		242,266
Due to banks and correspondents		43,532		64,369		82,776
Loss from hedging derivatives instruments		25,692		34,922		27,666
Other interest expenses		64,480		28,244		56,111
Total interest expense	US$	414,121	US$	531,600	US$	693,646
Net interest income	US$	1,057,587	US$	1,306,164	US$	1,616,795

Our net interest income increased by 23.8% in 2012 over 2011, and increased by 23.5% in 2011 over 2010.

Interest income increased by 25.7% in 2012 compared to 2011, after increasing by 24.7% in 2011 compared to 2010. The increase in 2012 was primarily due to higher average volume and higher interest rates on loans and higher average volume on investment securities. The increase in 2011 was primarily due to higher average volume and higher interest rates on loans and higher interest rates on investment securities.

Our average nominal interest rates earned on loans increased to 10.1% in 2012 from 9.5% in 2011 and 9.4% in 2010. The average nominal interest rate for foreign currency-denominated loans increased from 4.8% in 2011 to 5.4% in 2012. Interest rates for Nuevo Sol-denominated loans increased from 14.1% in 2010 to 16.9% in 2011 and decreased to 16.7% in 2012.

The average balance of foreign currency denominated loan portfolio increased by 16.2% to US$11,328.0 million in 2012, as compared to US$9,750.0 million in 2011. In 2011, the average balance increased by 18.3% over the US$7,967.5 million average balance recorded in 2010. The average balance of our Nuevo Sol denominated loan portfolio increased by 27.6% from US$4,957.7 million in 2010 to US$6,325.2 million in 2011, and by 34.4% to US$8,032.0 million in 2012. The average balance increase from 2011 to 2012 was in line with the 6.3% GDP growth of the Peruvian economy and was driven by internal demand that was reflected mainly in the expansion of our Retail Banking portfolio, especially consumer and SME.

In 2012, the increase in the average balance was comparable with the growth rate registered in 2011, despite the smaller growth rate of the overall Peruvian economy (6.9% in 2011 vs. 6.3% in 2012). The average balance in 2011 and 2012 was much higher than it was in 2010.

Interest expense increased in 2012 by 30.5% over 2011 and increased by 28.4% in 2011 over 2010. The increase in interest expense during 2012 was principally due to higher average volume and higher interest rates on deposits and bonds issued.

Average nominal interest rates paid on foreign currency-denominated deposits decreased from 1.0% in 2010 to 0.9% in 2011 and in 2012. Average nominal interest paid on Nuevo Sol-denominated deposits increased from 1.2% in 2010 to 1.92% in 2011 and to 2.0% in 2012. This increase was also a product of the monetary policy discussed above. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “—(12) Selected Statistical Information.”

Our average foreign currency denominated deposits increased 11.8% to US$11,120.9 million in 2012 from US$9,947.6 million in 2011. This followed a 9.3% increase in 2011 from US$9,102.5 million in 2010. Our average Nuevo Sol-denominated deposits increased by 31.9% in 2012 to US$10,729.8 million from US$8,136.3 million in 2011, and increased by 18.6% from US$6,862.2 million in 2010. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Our net interest margin (net interest income divided by average interest-earning assets) was 5.0% in 2012 and did not change significantly compared to 2011 and 2010, when the margin was in 4.9% and 4.6 % respectively. See “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information.”

Provision for Loan Losses

We classify all of our loans and other credits by risk category. We establish our loan loss reserves based on criteria established by IAS 39 (see “Item 4. Information on the Company—(B) Business Overview—(12) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio”). We do not anticipate that the expansion of our loan portfolio or the development of our subsidiaries’ activities will require a change in our reserve policy.

The following table sets forth the changes in our reserve for loan losses:

	Year ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	US$	376,049	US$	448,597	US$	558,186
Additional provisions		174,682		214,898		377,841
Acquisitions of Edyficar		-		-		-
Recoveries of written-offs		34,605		41,442		46,301
Writte-offs		(142,736)		(155,409)		(245,789)
Monetary correction and Other		5,997		8,658		7,969
Reserves for loan losses at the end of the year	US$	448,597	US$	558,186	US$	744,508

We recorded a US$377.8 million loan loss provision in 2012 and a US$214.9 million provision in 2011. Total write-offs amounted to US$245.8 million in 2012 and US$155.4 million in 2011. Total recoveries of write-offs reached US$46.3 million in 2012 and US$41.4 million in 2011, constituting an 11.8% increase. Provision expense in 2012 included US$8.6 million required by BCP Bolivia (compared to US$5.3 million in 2011). Recoveries of previously charged-off accounts in 2012 amounted to US$46.3 million (compared to US$41.4 million in 2011).

Total reserves, which amounted to US$744.5 million in 2012, include the allowance for direct and indirect credits of approximately US$699.0 million and US$45.5 million, respectively.

Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)
Fees and commissions from banking services	US$	524,895	US$	607,843	US$	737,421
Net gains from sales of securities		80,326		61,927		101,269
Net gains on foreign exchange transactions		104,169		138,492		177,472
Other income		95,145		30,374		104,972
Total non-interest income	US$	804,535	US$	838,636	US$	1,121,134

Our non-interest income, without including net premiums earned, increased by 33.7% to US$1,121.1 million in 2012. Non-interest income increased by 4.2% in 2011, from US$804.5 million in 2010 to US$838.6 million in 2011. The revenue increase in 2012 was primarily due to an increase in fees and commissions from banking services, net gain from sales of securities, net gains on foreign exchange transactions and other income.

Fees and commissions income from banking services increased by 21.3% to US$737.4 million in 2012. In 2011, fees and commissions income from banking services were US$607.8 million, a 15.8% increase from the US$524.9 million in income in 2010. The increases in fees and commissions income from banking services from 2010 to 2012 were primarily due to an increase in account maintenance, banking transfers commissions, credit/debit card services and fund management fees.

Net gains from sales of securities increased 63.5% to US$101.3 million in 2012 as compared to US$61.9 million in 2011. This followed a decrease of 22.9% from the US$80.3 million of net gains from sales of securities in 2010. The increase in 2012 was primarily due to the increased volatility observed in capital markets, which caused the appreciation of stock prices in our investment portfolio. The decrease in 2011 was primarily due to the increased volatility observed in capital markets, which caused the depreciation of stock prices in our investment portfolio.

Net gains on foreign exchange transactions increased 28.1% to US$177.5 million in 2012 as compared to US$138.5 million in 2011, following an increase of 32.9% from US$104.2 million in 2010. Higher gains in 2012 compared to 2011 were primarily due to the strong volatility in the exchange rate. This led to higher volumes and improved the spread in our currency exchange positions.

Other income increased by 245.6% to US$104.9 million in 2012, as compared to US$30.4 million in 2011. Other income decreased by 68.1% in 2011 from US$95.1 million in 2010. Other income principally consists of income from medical services and sales of medicines, valuation of assets and liabilities designated at fair value, sales of seized assets, leasing income, recoveries of other accounts receivable and other assets and other income. The increase in other income in 2012 was primarily due to an increase in income from medical services and sales of medicines, which rose 493.6% from US$11.4 million in 2011 to US$ 67.9 million in 2012. This increase was caused by acquisitions of private hospitals that took place from July 2011 to October 2012.

Insurance Premiums and Claims on Insurance Activities

The following table reflects the premiums earned and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)
Gross premiums		564,482		695,254		852,301
Premiums ceded to reinsurers, net		(95,296)		(129,803)		(152,598)
Assumed from other companies		11,107		8,972		4,502
Net premiums earned	US$	480,293	US$	574,423	US$	704,205
Net claims incurred		(54,914)		(70,712)		(85,744)
Increase in costs for future benefits for life and health policies		(260,658)		(307,047)		(379,716)
Total net premiums and claims	US$	164,721	US$	196,664	US$	238,745

NEP amounted to US$480.3 million in 2010, US$574.4 million in 2011 and US$ 704.2 million in 2012. Total premiums (excluding eliminations) increased by 17% in 2012 compared to 2011.

	2012		2011		2010
	US Dollars in Thousands
	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)
Automobile	104,539	95,847	91,167	85,567	79,827	73,753
Fire and Allied L.	77,180	72,624	74,809	50,490	60,846	45,136
Theft and R.	18,164	17,258	13,860	13,054	10,859	11,136
Transport	17,914	16,736	15,145	14,217	13,393	12,916
SOAT	11,442	11,303	11,063	11,160	10,341	9,716
Marine hull	8,221	7,306	7,420	6,684	6,272	6,228
Others	77,516	81,178	83,635	77,102	78,688	45,351
Life Insurance	392,706	255,938	324,791	200,468	276,551	156,611
Health Line	315,691	294,111	253,067	236,512	219,757	203,635
Total	1,023,373	852,301	874,957	695,254	756,534	564,482

(*) Net of annual variation of unearned premiums and other technical reserves

Total premiums for general insurance lines, which accounted for 30.8% of total premiums, increased by 6% in 2012, mainly due to automobile premiums, which represented 33.2% of general insurance premiums in 2012 (30.7% in 2011 and 2010) and which increased 14.7% (14.2% in 2011 compared to 2010). Other property and casualty premiums, which represented 66.8% of the premiums of this business line (69.3% in 2011 and 2010), increased 2.2% in 2012 (14.2% in 2011 compared to 2010).

In our Life Insurance lines, total direct premiums increased by 20.9% in 2012 (17.4 % in 2011 compared to 2010), reaching a market share of 27.8%. This growth exceeded the average growth of the life insurance industry.

	2012		2011		2010
	US Dollars in Thousands
	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)
Individual life and personal accident	92,950	58,672	81,151	54,853	67,778	35,064
Disability and Survivorship	79,096	79,814	57,338	54,746	45,785	47,083
Group Life	53,610	51,465	43,746	42,382	38,525	35,078
Credit Life	60,816	60,364	43,328	43,328	32,445	32,445
Annuities	106,234	5,623	99,228	5,159	92,018	6,941
Total	392,706	255,938	324,791	200,468	276,551	156,611

(*) Net of annual variation of unearned premiums and other technical reserves

The 20.9% increase in total direct premiums in 2012 was mainly due to better performance in our Credit Life (+39.8%), Disability and Survivor (+37.9%) and Individual Life (+14.6%) lines. Group Life products increased premiums by 22.5% from 2011 to 2012 (13.6% in 2011 compared to 2010), and represented 13.7% (13.5% in 2011) of total premiums in 2012. Individual Annuities increased by 7.1% in 2012 as compared to 2011 (7.8% in 2011 compared to 2010) and represented 27.1% of total premiums in 2012 and 30.5% in 2011. All business lines showed positive trends in 2012 as compared to 2011.

Health business lines (30.8% of total premiums in 2012) increased by 24.7% in 2012 (15.2% in 2011 compared to 2010). This increase was primarily due to a 23.3% (16.6% increase in 2011 compared to 2010) increase in regular insurance premiums, which represented 59.0% of health insurance premiums in 2012 (59.7% in 2011, 59% in 2010).

During 2012, net claims on insurance activities increased by 21% from US$377.7 million in 2011 to US$455.8 million (20% increase in 2011 compared to 2010). This increase was mainly caused by three severe claims in the first quarter affecting general insurance lines for a total amount of US$ 11.1 million and a greater number of claims in the health business lines. The latter can be explained by: (i) the increase in competition mainly in the broker channel that exerted downward pressure on fees, affecting our loss ratio, (ii) the increase in demand for health services, affecting both frequency and cost, and (iii) the higher cost of service providers caused by increased investment in the health sector. Steps have been taken to control the net loss ratio in the future.

Other Expenses

The following table reflects the components of our other expenses:

	Year ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)
Salaries and employee benefits	US$	568,004	US$	595,705	US$	780,734
General and administrative		341,123		405,357		536,727
Depreciation and amortization		82,289		93,882		108,510
Other		94,469		135,205		188,131
Total other expenses and merger costs	US$	1,085,885	US$	1,230,149	US$	1,614,102

Personnel expenses increased by 31.1% in 2012 as compared to 2011, after a 4.9% increase in 2011 over 2010. The number of our personnel increased to 26,541 employees in 2012 from 22,276 in 2011 and 19,644 in 2010. This increase was originated by the acquisition of various Peruvian entities specialized in providing health care service, and Correval and IM Trust.

Considering only BCP and its subsidiaries, the number of personnel increased to 22,330 employees in 2012 from 18,616 in 2011 and 16,151 in 2010.

Our general and administrative expenses (which include taxes other than income taxes), produced mainly by higher marketing expenses, increased by 32.4% in 2012 compared to 2011, after increasing 18.8% from 2010 through 2011. The increase in 2012 was related to contracts with IBM, TCS and Everis to support the administration and operation of BCP hardware and servers and to obtain services for the maintenance & development of some BCP’s applications. The expense that arose from this service amounted to US$23.6 million. In addition, BCP recorded higher marketing expenses, whose main variation was related to Lan Pass provisions. Other expenses that contributed to our general and administrative expenses increase were leasing, transportation and commissions for BCP agents.

Depreciation and Amortization increased by 15.6% to US$108.5 million in 2012 from US$93.9 million in 2011.

Other expenses increased 39.1% to US$188.1 million in 2012, after an increasing 43.1% compared to 2011. This increase was mainly due to medical services expenses, which amounted to US$70.1 million, and the net loss of US$24.6 million on our sale of financial assets at fair value in 2011.

Translation Result

The translation result reflects exposure to depreciation of net monetary positions in Nuevos Soles. We recognized a US$75.1 million translation gain in 2012, a US$37.9 million translation gain in 2011, and a US$24.1 million translation loss in 2010.

Income Taxes

We are not subject to income taxes or taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under Peruvian tax law. The statutory income tax rate payable in Peru since 2004 is 30% of taxable income. An additional 4.1% withholding tax is applied on dividends, which we register as income tax based on the liquid amount received from BCP, Grupo Crédito and Grupo Pacífico.

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

Tax expense paid by the subsidiaries increased to US$251.6 million in 2012 from US$210.5 million in 2011, which increased from US$187.1 million in 2010. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2010, 2011 and 2012 were 23.67%, 22.53%, and 23.74%, respectively.

(3)	Financial Condition

Total Assets

As of December 31, 2012, Credicorp had total assets of US$40.8 billion, increasing by 32.8% compared to total assets of US$30.7 billion as of December 31, 2011 (total assets of US$ 28.4 billion in 2010). In 2012, cash and due from banks increased by 42.6% due to higher amounts maintained with Peru’s central bank. Investments increased by 31.0% due to an increase in BCR certificates of deposit.

As of December 31, 2012, our total loans were US$21,311.9 million, which represented 52.2% of total assets. Loans, net of reserves for loan losses, were US$20,772.6 million. As of December 31, 2011, our total loans were US$17,320.4 million, which represented 56.4% of total assets, and net of reserves for loan losses were US$16,922.2 million. From December 31, 2011 to December 31, 2012 our total loans increased by 23.1%, and net of loan loss reserves increased by 22.8%.

Our total deposits with the Central Bank increased to US$6,205.6 million as of December 31, 2012 from US$3,784.5 million as of December 31, 2011 (our total deposits with the Central Bank were US$6,308 million in 2010). Our securities holdings (which include marketable securities, available for sale and held to maturity investments) increased by 31.0% to US$7,848.1 million as of December 31, 2012 from US$5,991.2 million as of December 31, 2011 (US$3,883.8 million in 2010). The securities portfolio increase in 2012 was primarily due to higher investments in BCR certificates of deposits.

Total Liabilities

As of December 31, 2012, we had total liabilities of US$36.4 billion, a 33.7% increase from US$27.3 billion as of December 31, 2011 (US$25.4 billion in 2010); and we had total deposits of US$24.0 billion, a 28.5% increase from US$18.7 billion on December 31, 2011 (US$17.8 billion in 2010).

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2012, on an unconsolidated basis, we had 42.5% of total savings deposits in the Peruvian banking system, 41.4% of demand deposits, 33.2% of time deposits and 37.3% of total deposits, the highest of any Peruvian bank in all three types of deposits, according to the SBS. As of December 31, 2012, we had 54.9% of the entire Peruvian banking system’s CTS deposits, decreasing from 56.1% as of December 31, 2011, and 55.9% as of December 31, 2010, according to SBS statistics. We believe that we have traditionally attracted a high percentage of the savings and CTS deposit market because of our reputation as a sound institution, our extensive branch network and the quality of our service.

(B)	Liquidity and Capital Resources

Regulatory Capital and Capital Adequacy Ratios

	As of December 31,
	2010		2011		2012
	(U.S. Dollars in thousands, except percentages)
Capital stock	US$	516,837	US$	508,180	US$	505,164
Legal and other reserves		1,385,098		1,812,977		2,306,561
Capital stock, reserves and retained earnings of minority interest		34,352		40,876		95,450
Accepted provisions for loan losses		167,329		227,886		297,825
Subordinated debt		696,233		793,570		1,361,470
Total		2,799,849		3,383,489		4,566,469
Less: investment in multilateral organizations, banks and insurance companies and goodwill		(408,525)		(360,791)		(590,853)
Total Regulatory Capital (1)		2,391,324		3,022,698		3,975,616

Financial Entities Capital Ratio
Regulatory Capital attributable to Financial Entities (1)		2,157,864		2,741,753		3,660,606
Risk-Weighted Assets From Financial Entities (3)		17,248,656		20,260,574		26,217,705
Capital Ratio for Financial Entities (1) / (3)		12.51%		13.53%		13.96%

Minimum Regulatory Capital Required (MRCR)(2)
MRCR for Financial Entities (3)		1,616,368		2,119,319		3,001,276
MRCR for Insurance Entities (3)		184,330		231,416		274,620
MRCR for Other Entities (3)		75,787		122,793		342,226
Total Minimum Regulatory Capital Required	US$	1,876,485	US$	2,473,528	US$	3,618,122
Regulatory capital as percentage of Minimum Regulatory Capital Required		127.44%		122.20%		109.88%

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

(3)         Peruvian financial entities (BCP, Edyficar and Solución) have a MRCR of 10.0% of the Risk-Weighted Assets (or RWA). For ASHC (Cayman Islands), the MRCR is 12% of the RWA. For BCP Bolivia, the MRCR is 10% of the RWA. For the insurance companies, MRCR is calculated on the basis of the solvency margin, the guarantee funds and the credit risk. Other entities, with no MRCR, must be considered by the sum of the capital, reserves and retained earnings.

Credicorp Capital Adequacy Requirements

On September 29, 2010, a new SBS Resolution 11823-2010 established the methodologies for calculating the regulatory capital and capital requirements for financial and mixed conglomerates.

Article 4 of SBS Resolution 11823-2010 identifies two consolidated groups: (i) the financial system consolidated group, and (ii) the insurance system consolidated group. The group of companies formed by these entities is called the financial group.

Articles 5 and 9 of SBS Resolution 11823-2010, provide that the financial system consolidated group, the insurance system consolidated group, and the financial group are required to hold regulatory capital that is greater than or equal to the capital requirements of each group.

The capital requirements for the consolidated groups are the sum of the capital requirements of the companies that belong to each group. For unsupervised companies, their capital requirements should be the greater of: (i) 10% of third party assets and (ii) the ratio of third party assets over total assets multiplied by the sum of paid-in-capital, legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements net of current and past years’ losses. The capital requirements for the financial group are the sum of the capital requirements of each consolidated group.

Article 6 of SBS resolution 11823-2010, provides that regulatory capital of the consolidated groups is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of: (i) paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); (ii) other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS; and (iii) unrealized gains and retained earnings in Subsidiaries. Items deducted from Tier 1 capital include: (i) current and past years’ losses; (ii) deficits of loan loss provisions; (iii) goodwill resulting from corporate reorganizations or acquisitions; and (iv) half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital. The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (iii) of Tier 1 capital net of the deductions in (i), (ii) and (iii) in this paragraph.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include: (i) paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS; (ii) the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS; (iii) for banks using the SAM, the generic loan loss provision up to 1.25% of credit risk-weighted assets; or, alternatively, for banks using the IRB, the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to article 189 of the Law); and (iv) half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of consolidated redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital: (i) for the financial system consolidated group all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies and for the insurance system consolidated group all investments in shares and subordinated debt issued by other local or foreign insurance companies; (ii) all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups; (iii) for the financial system group, the amount by which (a) an investment in shares issued by a real sector company which is neither part of the holding nor of the negotiable portfolio exceeds (b) 15% of the financial system consolidated group’s regulatory capital; (iv) the aggregate amount of all investments in shares issued by real sector companies which are not part of the holding and which are not part of the financial system consolidated group’s negotiable portfolio, exceeds 60% of the regulatory capital.

Article 7 of SBS resolution 11823-2010 provides that the following limits apply when calculating regulatory capital: (i) the aggregate amount of supplementary capital must not exceed the aggregate amount of basic capital; (ii) the amount of redeemable Tier 2 subordinated instruments must be limited to 50% of the amount resulting from the sum of Tier 1 in “Basic Capital” above; (iii) the amount of Tier 3 capital must be limited to 250% of the amount resulting from the sum of Tier 1 elements.

Article 10 of SBS resolution 11823-2010, provides that regulatory capital of the financial group is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of: (i) paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); and, (ii) other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS. Items deducted from Tier 1 capital include: (i) current and past years’ losses; (ii) deficits of loan loss provisions; (iii) goodwill resulting from corporate reorganizations or acquisitions; and (iv) half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include: (i) paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS; (ii) the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS; (iii) the generic loan loss provision included in the supplementary capital of the financial consolidated group; and (iv) half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of consolidated redeemable subordinated debt computed in the consolidated groups.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital: (i) all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; (ii) all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups; (iii) all investment in shares issued by real sector companies which are not part of the holding and the negotiable portfolio, computed as deductions in the financial system consolidated group.

The following table shows, regulatory capital and capital adequacy requirements as of December 31, 2010, 2011 and 2012:

US $ MM	Dec-2010	Dec-2011	Dec-2012
Financial group
Regulatory Capital	2,232	3,023	3,976
Capital Adequacy Requirements	2,048	3,202	3,721

Financial system consolidated group
Regulatory Capital	1,957	2,737	3,661
Capital Adequacy Requirements	1,858	2,270	3,470

Insurance system consolidated group
Regulatory Capital	207	274	336
Capital Adequacy Requirements	191	231	275

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP is subject to SBS Resolution No. 472-2001, enacted in June 2001, which made its market risk area responsible for liquidity management, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s average daily ratios during the month of December 2012 were 49.16% and 46.25% for Nuevos Soles and foreign exchange-based transactions, respectively, demonstrating our continuing excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacífico complied with all of their payment obligations.

The available sources of excess liquidity for Nuevos soles and foreign exchange-based transactions at BCP (without including subsidiaries) are as follows:

	2008 S/.000	2009 S/.000	2010 S/.000	2011 S/.000	2012 S/.000
CURRENT ASSETS
Cash	891,812	874,489	1,035,056	1,292,638	1,333,246
Deposits in Peruvian Central Bank – BCR and deposits in Peruvian banks	1,050,866	379,308	11,898,306	3,023,812	4,705,925
Peruvian Government treasury bonds and BCR certificates of deposit	3,425,042	5,616,482	1,476,236	5,787,720	7,754,813
Others	4,493	67,154	439	40,496	1,031
Total	5,809,969	6,937,433	14,410,038	10,144,666	13,795,015
CURRENT LIABILITIES
Demand deposits, and tax and investments liabilities	5,809,969	6,304,886	7,457,802	7,778,281	9,563,505
Saving deposits	3,532,974	4,108,037	5,409,287	6,636,569	8,527,519
Time deposits	6,106,490	4,678,500	8,995,488	7,539,702	9,574,264
Others	367,796	270,304	512,973	150,338	395,878
Total	15,817,229	15,361,727	22,375,549	22,104,891	28,061,166
Current ratio	33.96	45.16	64.40	45.89	49.16

	2008 US$000	2009 US$000	2010 US$000	2011 US$000	2012 US$000
CURRENT ASSETS
Cash	191,676	207,630	210,076	240,563	224,882
Deposits in Peruvian Central Bank - BCR and deposits in Peruvian banks	2,085,433	2,131,278	2,526,81	2,931,623	3,783,718
Peruvian Government treasury bonds and BCR certificates of deposit	1,136,238	424,233	45,536	55,148	25,518
Others	489,55	250,402	349,670	338,348	249,324
Total	3,902,898	3,013,544	3,132,101	3,565,681	4,283,442
CURRENT LIABILITIES
Demand deposits, and tax and investments liabilities	2,120,236	2,345,929	2,695,286	3,480,428	3,605,608
Saving deposits	1,411,295	1,657,133	1,817,485	2,089,838	2,154,482
Time deposits	2,379,107	2,464,549	2,197,381	1,376,533	2,016,089
Others	643,730	905,662	1,799,981	1,197,787	1,485,937
Total	6,554,368	7,373,273	8,510,134	8,144,585	9,262,116
Current ratio	59.55	40.87	36.80	43.78	46.25

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

BCP’s retail banking group has developed a diversified and stable deposit base and its private banking group has developed a stable deposit base that, in each case, provides us with a low-cost source of funding. This deposit base has traditionally been one of our greatest strengths. The deposit gathering strategy has focused on products considered as BCP’s core deposits: demand deposits, savings, time deposits and CTS deposits. Other sources of funds and liquidity, which are mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds, and subordinated debt, are of a considerably lower significance compared to our core deposits. See Notes 13 and 14 to the Consolidated Financial Statements.

The following table presents our core deposits, other deposits and other sources of funds:

	At December 31,
	2010		2011		2012
	(U.S. Dollars in thousands, except percentages)
Core Deposits:
Demand deposits	US$	5,581,392	US$	6,614,487	US$	8,065,131
Savings deposits		4,244,750		5,096,509		6,084,078
Severance indemnity deposits		1,313,122		1,757,124		2,232,492
Total core deposits	US$	11,139,264	US$	13,468,120	US$	16,381,701

Other Deposits:
Time deposits		6,464,769		5,039,541		7,415,710
Bank certificates		163,681		136,338		167,542
Total deposits	US$	17,767,714	US$	18,643,999	US$	23,964,953

Payables from repurchase agreements and security lending	US$	250,000	US$	250,000	US$	1,878,341

Due to banks and correspondents		2,232,264		2,052,855		2,676,627

Issued bonds		2,955,887		3,920,722		4,732,826

Total sources of funds	US$	23,205,865	US$	24,867,576	US$	33,252,749
Core deposits as a percent of total deposits		62.7%		72.2%		68.4%
Core deposits as a percent of total sources of liquid funds		48.0%		54.2%		49.3%

BCP is required to keep deposits with the Central Bank as legal reserves, determined as a percentage of the deposits and other liabilities owed to its clients. The requirement is currently approximately 18.7% of Nuevos Soles-denominated deposits and approximately 39.9% for the U.S. Dollar-denominated deposits. See “Item 4. Information on the Company—(B) Business Overview—(11) Supervision and Regulation—(ii) BCP—Central Bank Reserve Requirements.” Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Central Bank and our investments in Central Bank certificates:

	At December 31,
	2010		2011		2012
	(U.S. Dollars in thousands, except percentages)
Funds at Central Bank
Deposits	US$	6,307,977	US$	3,784,514	US$	6,205,611
Certificates of deposits		363,850		2,059,780		2,965,313
Total funds at Central Bank	US$	6,671,827	US$	5,844,294	US$	9,170,924
Total funds at Central Bank of Perú as a percent of total deposits		37.6%		31.3%		38.1%

BCP at times has accessed Peru’s short-term interbank deposit market, although it is generally a lender in this market. The Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP.

On December 31, 2012, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide, Corporación Andina de Fomento (or CAF), syndicated loans, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 0.50% to 10.0%. As of December 31, 2012, we maintain US$2,891.7 million in such credit lines, secured by the collection of BCP’s (including its foreign branches’) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. These funds have maturities of up to seven years. See Notes 13(a) and (c) to the Consolidated Financial Statements. As of December 31, 2012 borrowed funds due to banks and correspondents amounted to US$2,686.3 million as compared to US$2,060.0 million in 2011 and US$2,240.3 million in 2010.

In addition, mortgage loans may be funded by mortgage funding notes and mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are mainly U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2011, BCP had US$0.5 million of outstanding mortgage bonds and notes, which were fully paid in 2012. A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2012, BCP had US$39.2 million of outstanding leasing bonds (US$37.1 million in 2011 and US$134.4 million in 2010). These bonds have maturities of up to four years. See Note 16 to the Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2010		2011		2012
	(U.S. Dollars in millions)
Issued bonds
Corporate bonds	US$	800.0	US$	894.0	US$	207.8
Subordinated bonds		-		410.0		365.7
Subordinated debt		17.1		35.2		-
Total issuance	US$	817.1	US$	1,339.2	US$	573.5

In April 2012, BCP, through its Panama branch, issued on the international market subordinated notes in the aggregate amount of US$350.0 million due 2027. These notes accrue at a fixed annual interest rate of 6.13%, for the first 10 years with interest payments every six months. Starting April 24, 2022, the interest rate becomes a variable rate of Libor 3 months plus 704.3 basis points. Between April 24, 2017 and until April 24, 2022, BCP may redeem all or part of the subordinated notes with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from April 24, 2022 or at any later date of coupon payment, BCP can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

In October and November 2012, BCP issued corporate bonds for S/.200.0 million in each with fixed annual interest rates of 5.50% and 5.31%, respectively, with maturities between October and November 2022.

In April and July 2012, Edyficar issued corporate bonds for S/.60.0 million and of S/.70.0 million each with fixed annual interest rates of 5.47% and 5.50%, respectively, with maturities between April 2015 and July 2016.

In September 2010 and March 2011, BCP, through its Panama branch, issued senior bonds for US$800.0 million and US$700.0 million, respectively, in the international market with principal maturity in 2020 and 2016, respectively. These debts accrue at a fixed annual interest rate of 5.38% and 4.75%, respectively, with semiannual interest payments.

BCP’s issuances in 2012 are described above See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2012- Banking segment.”

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

We expect that 2013 will show a positive economic trend; however, the international environment still suggests some uncertainty. In particular, we expect that financial income will increase, mainly as a result of our prioritization of retail operations with individuals and small companies. In addition, according to BCR, credit risk is expected to remain stable up to the first quarter of 2013, followed by a soft trend for the rest of the year, despite planned positive loan evolution and higher provision due to higher volume in our loan portfolio. Furthermore, we plan to invest in the expansion of our distribution channels network by opening new branches.

Other important factor to consider is the pressure on consumer protection regulation, especially regarding to some sources of fee income in the credit card segment, all of which could impact our business in Peru.

In Bolivia, we expect that BCP Bolivia will maintain its profitability, although the political and economic environment, which involves a high level of uncertainty, is an important factor in this expectation.

We expect that in 2013, ASB will maintain its low-risk investment strategy and overall good performance (net earnings in 2012 increased 17.8% compared to 2011 but earnings in 2011 decreased 16% compared to 2010). We expect continued growth of our assets under management, given the high quality service we offer.

In our insurance business, we expect to raise the profitability of each retail product sold in branches. The insurance business continues to grow and is supported by the result in total premiums. However, as with our banking business, pressure on consumer protection regulation and the elections in local, regional and central government authorities could impact our business in Peru.

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

The following table reflects our off-balance sheet arrangements as of December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)
Contingent Credits
Guarantees and stand by letters	US$	2,718,200	US$	3,128,534	US$	3,933,834
Import and export letters of credit		417,011		599,466		586,273
Sub Total		3,135,211		3,728,000		4,520,107

Responsibilities under credit line agreements		2,449,807		3,525,517		4,008,572
Forwards		2,628,195		3,473,264		5,831,227
Options		103,616		64,184		95,288
Swap contracts (notional amount)		2,470,047		2,449,792		3,359,928
Total	US$	10,786,876	US$	13,240,757	US$	17,815,122

In the normal course of its business, our banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to additional credit risks relative to amounts recognized in the consolidated balance sheets.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 7(a) to the Consolidated Financial Statements), including the requirement to obtain collateral when necessary. The collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required. Therefore the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2012 and 2011, the nominal amounts for forward currency purchase and sale agreements were approximately US$5,831.2 million and US$3,473.3 million, respectively, which in general have maturities of less than a year.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2012, the forward contracts net position is an overbuy of U.S. Dollars of approximately US$601.8 million (overbuy of approximately US$312.7 million as of December 31, 2011).

Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2012, the notional amount of open interest rate and currency swap contracts was approximately US$3,042.3 million (approximately US$2,252.1 million as of December 31, 2011).

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and/or end of the contract. As of December 31, 2012, the notional amount of cross-currency swap contracts were approximately US$317.6 million (approximately US$197.7 million as of December 31, 2011).

As of December 31, 2012, the fair values of the asset and liability forward-exchange contracts, options and interest rate and cross-currency swaps amounted approximately to US$159.4 million and US$166.2 million, respectively (approximately US$82.5 million and US$145.3 million as of December 31, 2011) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively. See Note 12(b) to the Consolidated Financial Statements.

Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

(F)	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2012. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2012.”

			Payments due by period
	Total at December 31, 2012		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(U.S. Dollars in thousands)
Borrowed funds	US$	2,226,341	US$	1,633,521	US$	349,494	US$	235,697	US$	7,629
Promotional credit lines		332,687		19,249		28,438		19,241		265,759
Interbank funds		117,599		117,599
Time deposits		7,415,710		6,976,233		221,231		168,238		50,008
Operating lease obligations		127,633		23,896		39,374		31,924		32,438
Total	US$	10,219,970	US$	8,770,497	US$	638,537	US$	455,100	US$	355,834

Borrowed funds include two syndicated loans and various bilateral loans, primarily with foreign financial institutions.

One syndicated loan, in the amount of US$150.0 million as of December 31, 2012, matures in March 2014, with semiannual principal and interest payments of six month Libor plus 1.75 percent. The second syndicated loan, with a principal amount of US$233.3 million as of December 31, 2012, matures in October 2013. This loan has a variable interest rate of six month Libor plus1.75 percent. However, in 2011, we hedged both syndicated loans through interest rate swaps (IRS) for the same notional amount and maturities; as a result, this loan was economically converted to fixed rate. See Note 12(b) to the Consolidated Financial Statements.

Loans obtained include the obligation to comply with certain covenants which, in our management’s opinion, are being complied with as of the consolidated balance sheet dates.

Some international funds and promotional credit lines include standard covenants related to the compliance with financial ratios, use of funds and other administrative matters. In our management’s opinion, these covenants do not limit our operations and we have fully complied with them as of the consolidated balance sheet dates.

Our deposits and obligations are widely diversified and have no significant concentrations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)	Directors and Senior Management

Board of Directors

The following table sets forth our current directors:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	10
Raimundo Morales	Vice Chairman	5
Fernando Fort Marie	Director	31
Reynaldo Llosa Barber	Director	30
Juan Carlos Verme	Director	23
Luis Enrique Yarur	Director	17
Felipe Ortiz de Zevallos	Director	8
Germán Suárez	Director	8
(1) Of Credicorp, our subsidiaries and their predecessors as of December 31, 2012.

Dionisio Romero Paoletti is the Chairman of the Board of Directors of Credicorp and Banco de Crédito – BCP, and the Chief Executive Officer of Credicorp since 2009. Mr. Romero P. has served as a board member of BCP since 2003 and was appointed Vice Chairman in 2008. He is also the Chairman of Pacifico Peruano Suiza Cia. De Seguros y Reaseguros, Pacifico Vida Cia. De Seguros y Reaseguros. Mr. Romero P. is the Chairman of Grupo Romero’s companies such as: Alicorp S.A.A., Compañia Universal Textil S.A., Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A. and Agricola del Chira, among others. Furthermore, he has been Vice Chairman of the Board of Inversiones Centenario and Director of BCI Chile, Hermes Transportes Blindados and Cementos Pacasmayo S.A.A. Mr. Romero P. is an economist from Brown University, USA with an MBA from Stanford University, USA.

Raimundo Morales has been the Vice Chairman of the Board of Directors since April 2008. Prior to being elected to the Board of Directors, he served as our Chief Operating Officer and CEO of BCP, having joined BCP in 1980. Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices. His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group. From 1987 to 1990, he was the COO of ASB in Miami. He rejoined BCP as the COO in 1990. Mr. Morales received his Master’s degree in Finance from the Wharton School of Business in the United States.

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

Reynaldo Llosa Barber is a business manager and since August 1995 has been a director on our Board of Directors and on the boards of ASB, BCP Bolivia, Pacifico Peruano Suiza and BCP’s subsidiaries. He has also been a director of BCP from 1980 to October 1987 and from March 1990 to the present. Mr. Llosa is the main partner and COO of F.N. Jones S.R. Ltda. and serves as Chairman of the board at Edelnor S.A.A and as a board member of Edegel S.A.A.

Juan Carlos Verme is a private investor and businessman and has served on the Board of Directors since August 1995. He has served on the Board of Directors of BCP since March 1990 and is also on the Board of Directors of ASB and BCP Bolivia. Mr. Verme is Chariman of Inversiones Centenario and he also serves as a member of the Board of other Peruvian companies such as Celima, Corcesa, Piscifactorías de los Andes, and Medlab. He is the Chairman of the Board of MALI (Lima’s Fine Arts Museum), and a trustee of American Patrons of Tate where he also participates as a member of the Latin American Acquisitions Committee of Tate Modern. Since November 2012, he has served as the Vice President of the Fundación Museo Reina Sofía of Madrid, Spain.

Luis Enrique Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He has served on the Board of Directors since October 2002 as well as the board of directors of BCP since February 1995. Mr. Yarur is Chairman of the Board of Empresas Juan Yarur S. A. C., Banco de Crédito e Inversiones of Chile, Chairman of Empresas Jordan S.A. and Vice-Chairman of Empresas Lourdes S.A. He is Vice-President of the Asociación de Bancos e Instituciones Financieras A. G. and director of BCI Seguros Generales S.A and BCI Seguros de Vida S.A.

Felipe Ortiz de Zevallos is an industrial engineer with a Master’s degree in Management Science from the University of Rochester and an OPM from Harvard Business School. Mr. Ortiz de Zevallos has served on the Board of Directors since March 2006. He also serves as a director on the boards of Grupo APOYO (where he is the Charman), Compañía de Minas Buenaventura S.A.A., Sociedad Minera El Brocal S.A. (where he is the Chairman) and AC Capitales SAFI. From September 2006 until March 2009, Felipe Ortiz de Zevallos was Ambassador of Peru to the United States. Prior to this post, Mr. Ortiz de Zevallos served as the President of Universidad del Pacífico in Lima (elected for the period 2004 – 2006).

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

Executive Officers

Our management consists of certain principal executive officers of BCP, ASHC and Grupo Pacífico. Credicorp believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and achieve synergies from cross-selling financial services and products (e.g., through BCP’s extensive branch network). Pursuant to Credicorp’s bye-laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more directors or officers. The following table sets forth the name, position and term of service for each of our executive officers.

Name	Position	Years Served as an Officer (1)	Entity
Dionisio Romero P.	Chief Executive Officer	4	Credicorp
Walter Bayly	Chief Operating Officer	20	Credicorp
Alvaro Correa	Chief Financial Officer	16	Credicorp
David Saettone	Chief Insurance Officer	16	Credicorp
Reynaldo Llosa	Chief Risk Officer	14	Credicorp
Pedro Rubio	Executive Officer - Wholesale Banking	29	BCP
Gianfranco Ferrari	Executive Officer – Retail Banking and Wealth Management	16	BCP
Jorge Ramirez del Villar	Executive Officer – Operations, Systems and Administration	19	BCP

(1)	Of Credicorp, our subsidiaries and their predecessors as of December 31, 2012.

Walter Bayly is the Chief Operating Officer of Credicorp and BCP, positions he has held since April 2008. Previously, he was Chief Financial Officer and the Executive Vice President of Planning and Finance of BCP and prior to that time he held various other management positions within BCP, which included managing the Wholesale Banking Group as well as other areas of BCP. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance. Prior to that, he was with Citibank in Lima, New York, México, and Caracas for a period of ten years, where he worked primarily in the corporate finance and loan syndication groups. Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacífico in Lima, Peru, and a Master’s degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

Alvaro Correa has been Chief Financial Officer for Credicorp Ltd. and BCP since April 2008. In 1997, he joined BCP as Retail Credit Risk Manager, serving later as IT Solutions Manager under the IT Division. Mr. Correa then served as COO of Credicorp´s Cayman based private banking operation Atlantic Security Bank, COO of Miami based broker dealer Credicorp Securities and BCP’s Miami Agency, all between January 2006 and March 2008. He currently serves on the board of directors of Credicorp's subsidiaries Prima AFP and Finaciera Edyficar. Mr. Correa is an Industrial Engineer from the Pontificia Universidad Catolica del Peru and holds a Master’s degree in Business Administration from Harvard Business School.

David Saettone is Chief Insurance Officer and the Chief Executive Officer of Grupo Pacífico. Mr. Saettone graduated with honors (BAH) from Queen’s University at Kingston, Canada. He has a Master of Economics and Finance (MA) from Princeton University. Mr. Saettone has been certified as a Chartered Insurer and Associate by the Chartered Insurance Institute (ACII), UK; a Chartered Property Casualty Underwriter (CPCU) by the Institute for CPCU, in the United States; Chartered Life Underwriter (CLU) by the American College, in the United States; Associate in Risk Management (ARM), Associate in Underwriting (AU), Associate in Reinsurance (ARe), Associate in Marine Insurance Management (AMIM), Associate in Claims (AIC) and Associate in Insurance Accounting & Finance (AIAF) from the Insurance Institute of America, in the United States. He obtained a Certificate in Information Technology for Insurance Professionals (CITIP) from the Chartered Insurance Institute and the British Computer Society of the United Kingdom. Mr. Saettone has worked as COO of Banco de Crédito de Bolivia, Head of the Cabinet of Advisors of the Peruvian Ministry of Economy and Finance, Manager of Corporate Finance at BCP and COO of Credibolsa SAB S.A., a subsidiary of BCP. In academia, Mr. Saettone was a professor of International Economics and Capital Markets at the University of Lima and taught Probability and Statistics at the Woodrow Wilson School of Public Administration of Princeton University. He was director of Cofide and the Fondo Consolidado de Reservas (Consolidated Reserves Fund). Mr. Saettone is currently COO of Pacífico Insurance, Chairman of the Board of Pacífico Salud, Director of Pacífico Vida and Director of Financiera Edyficar.

Reynaldo Llosa Benavides is the Chief Risk Officer of Credicorp and BCP since January, 2012. Previously, Mr. Llosa held different positions at BCP as Head of Risk, Head of Middle-Market Banking and Head of Corporate Banking. He received a Bachelor’s degree in Business Administration from St. Mary's University, San Antonio, Texas, USA, and holds a Master’s degree in Business Administration with specialization in Finance from Northwestern University (J.L. Kellogg Graduate School of Management), Chicago, Illinois, USA.

Pedro Rubio is the Wholesale Banking Executive Officer of BCP, responsible for the Wholesale Banking Group at Banco de Crédito which includes the Corporate, Investment and Middle Market Banking Divisions. He is also responsible for the Leasing, Trade Finance and Cash management Areas. Prior to this, he has held several positions within Credicorp. He has been Head of The Middle Market Division, CEO of Banco Tequendama in Colombia and Head of Trade Finance, starting his career as a Relationship Manager in the Corporate Banking Group over 30 years ago. Mr. Rubio holds BS in Industrial Engineering from North Carolina State University.

Gianfranco Ferrari has worked at BCP since 1995, holding various positions such as Associate of Corporate Finance, Associate of Special Accounts, Head of Corporate Finance and Head of Corporate Banking. From 2005 to 2008, Mr. Ferrari was the Chief Executive Officer of BCP Bolivia. Currently, he is Executive Officer of Retail Banking and Wealth Management at BCP. He has been a member of the board of PRIMA AFP since September 2008. He is Chairman of the Board of Financiera EDYFICAR, a position he has held since March 2010, and Chairman of Tarjeta Naranja Peru, a position he has held since September 2011. Mr. Ferrari holds Business Administration degree from Universidad del Pacifico, and has a Master’s degree from Kellogg Graduate School of Management, Northwestern University.

Jorge Ramírez del Villar has worked at BCP since 1994, holding positions such as Manager of Corporate Finance, Manager of the Finance division, Manager of the Administration and Process division, and Executive Officer – Operations, Systems and Administration, the position he holds now. Previously, he was General Manager of Credibolsa SAB, a Financial Analyst at Occidental Petroleum Corporation and a business consultant for Booz, Allen & Hamilton International. Mr. Ramirez del Villar earned a degree in industrial engineering from Universidad Nacional de Ingeniería, holds a Master´s degree in Systems of the University of Pennsylvania, a Master´s degree in business from The Wharton School, a Master´s degree in economics from London School of Economics and a Master´s degree in International Relations from University of Cambridge.

(B)	Compensation

The aggregate amount of directors compensation and executive officers salaries (including our executive officers listed above and four additional executive officers of BCP) for 2012 was US$10.3 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

As indicated in Note 3(w) to the Consolidated Financial Statements, Credicorp has granted SARs to certain employees who have at least one year service to Credicorp or any of our subsidiaries. As of December 31, 2012 and 2011, all SARs had vested and they can be executed up to April, 2014.

Key executives’ compensation also includes share based payments. SARs valuation for the years 2012, 2011 and 2010 resulted in a gain amounting to US$5.3 million, a gain amounting to US$5.8 million and a loss amounting to US$24.5 million, respectively. During the same years approximately US$8.9 million, US$25.5 million and US$14.8 million, SARs were exercised from the SARs that vested in the trailing 12-month period through April of each year. Likewise, approximately US$5.6 million, US$4.9 million and US$3.8 million, stock awards vested in the years 2012, 2011 and 2010, respectively. The related executives´ income tax is assumed by Credicorp.

The liabilities recorded for this plan, including the above-mentioned income tax, are included in the consolidated balance sheet caption “Other liabilities – Payroll taxes, salaries and other personnel expenses.” See Note 12(a) to the Consolidated Financial Statements. The expenses are recorded in the consolidated income statement caption “Personnel expenses”. As of December 31, 2012, 2011 and 2010, these SARs were owned by 10, 15 and 53 executives, respectively.

Credicorp signed several contracts with Citigroup and Calyon Financial by which it acquired certificates linked to the yield of our shares. See Note 8(c) to the Consolidated Financial Statements.

The following table sets forth the movement of the SARs for the periods indicated:

	2011			2012
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1	795,155	777,699	76,989	243,223	243,223	22,088
Granted and vested	-	15,627	(1,356)	-	-	-
Exercised	(550,103)	(550,103)	(45,255)	(110,529)	(110,529)	(12,750)
Decrease	(1,829)	-	-	-	-	-
Increase in the option fair value	-	-	(8,290)	-	-	7,314
Balance as of December 31	243,223	243,223	22,088	132,694	132,694	16,652

Since 2009, Credicorp has a new plan to certain key employees. Under this new plan (stock awards), Credicorp grants its own shares to the plan beneficiaries. Shares granted will vest up to 33.3% percent of all granted shares in each one of the subsequent three years to the grant date (April of each year). As of December 31, 2012, 2011 and 2010, this plan included 154, 147 and 120 executives, respectively.

During 2012, 2011, 2010 and 2009, the Group granted approximately 144,000, 165,000, 170,000 and 227,000 Credicorp shares, of which 599,000 and 448,000 shares had vested as of December 31, 2012 and 2011. The expense recorded for the year ended December 31, 2012 amounted to approximately US$16.9 million (US$15.7 million and US$11.2 million for the years ended December 31, 2011 and 2010, respectively).

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

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s bye-laws, is comprised of eight members. Directors may, but are not required to, be shareholders. Directors are elected and their remuneration is determined at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. The date of expiration of our current Board of Directors is March 31, 2014. The annual remuneration perceived by each Director during 2012 was US$100,000.

Our current directors have no benefits in addition to the remuneration agreed at the Annual General Meeting of Shareholders, with the exception of the members of the Audit Committee and the Executive Committee. Each member of the Audit Committee received an additional annual remuneration determined by the Annual General Meeting of Shareholders, which in 2012 amounted to US$40,000. In the case of the members of the Executive Committee, the Annual General Meeting of Shareholders held in March, 26 2013 approved and an additional remuneration of US$1,500 per session attended for each director of the Executive Committee, as long as they do not perceive any additional compensation for similar functions in BCP . Directors do not have any benefits that could be enjoyed at the termination of their service terms.

Pursuant to Credicorp’s bye-laws, the required quorum for business to take place during a Board meeting shall be a majority of the Directors of the Company. The Board has the power to appoint any person as Director to fill a vacancy on the Board for the remainder of the period as a result of the death, disability, disqualification or resignation of any Director. A resolution in writing signed by all Directors shall be as valid as if it had been passed at a meeting duly called and constituted.

Credicorp’s Board of Directors has established the following corporate level Committees:

•	Executive Committee (Created in October 31, 2012)
•	Audit Committee (Created in October 31, 2002)
•	Corporate Governance Committee (Created in June 23, 2010)
•	Compensation Committee (Created in January 25, 2012)
•	Nominations Committee (Created in March 28, 2012)
•	Risk Committee (Created in March 28, 2012)

The Board of Directors, acting on the recommendation of the Chairman, shall decide on the appointment, ratification or removal of committee members. Directors who are members of the committees will initially be appointed up to a three year term, and shall maintain such appointments only while a member of the Board. Non-director members of the committees shall maintain such appointment only while he or she is an employee of the Company. All committees shall have a charter approved by the committee itself and shall designate a chair among its members.

Executive Committee

Credicorp’s Executive Committee is responsible for responding to management’s queries on business or operations that require guidance from the Board; making urgent decisions that correspond to the Board by submitting these decisions for ratification at its next session; and making decisions on other specific matters that the Board has delegated to it.

The Committee is comprised by five directors and its number may be modified by agreement of the Board. The Chairman and Vice Chairman of the Board must be members of the committee. The current members are Dionisio Romero P. (Chairman), Raimundo Morales (Vice Chairman, Independent), Fernando Fort, Reynaldo Llosa Barber, and Juan Carlos Verme (Independent).

Audit Committee

Credicorp’s Audit Committee is responsible for assisting in the recommendation of independent auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with the system of internal control as well as financial controls, reviews our annual financial statements before their presentation to regulatory bodies and maintains the integrity of the preparation of audits, oversight compliance with applicable law and regulations, the establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp´s Complaint System. The current members of the Audit Committee are Mr. Raimundo Morales (Chairman since July 2011), Mr. Germán Suárez (financial expert), and Mr. Juan Carlos Verme. The Audit Committee designated Mr. Benedicto Cigüeñas to serve as advisor to the committee. Mr. Benedicto Cigüeñas Guevara is an economist and became a Director of BCP in January 2005. Previously was Chief Financial Officer of BCP for 12 years.

The Audit Committee has also been assigned by the Board of Directors to oversee the audit committee responsibilities of all Credicorp subsidiaries. Credicorp’s Audit Committee therefore performs as the statutory audit committee of all Credicorp’s subsidiaries, except new acquired companies Correval (Colombia) and IM Trust (Chile) which are in the process of adapting corporate procedures. During 2012, Audit Committee held eleven sessions.

Corporate Governance Committee

Credicorp’s Corporate Governance Committee is responsible for proposing to the Board of Directors good corporate governance practices to be implemented throughout the Company; overseeing adequacy of the corporate governance policies adopted by the Company to the latest best practices; and deciding and/or resolving cases of serious misconduct in compliance with corporate governance policies and cases of conflicts of interest or ethics conflicts, of Directors and senior executives.

The Committee is comprised by four Directors of Credicorp or its subsidiaries. At least one member should be independent. The current members are Dionisio Romero P. (Chairman); Felipe Ortiz de Zevallos (Independent); Juan Carlos Verme (Independent) and Eduardo Hochschild (Independent Director of BCP).

Compensation Committee

Credicorp’s Compensation Committee is responsible for defining the remuneration policy for Credicorp and its subsidiaries; approving the remuneration and compensation of the main executives and managers of Credicorp and its subsidiaries; and recommending to the Board of Directors, for submission to the General Shareholders’ Meeting, basic compensation guidelines and levels of compensation for the members of the board of directors and committees of Credicorp and its subsidiaries. It is also responsible for approving any service contracts between the Directors and their companies, and Credicorp and its subsidiaries.

The committee consists of three Directors of Credicorp or its subsidiaries and BCP’s CEO (who is not a member of the Board of Directors). The current members are Dionisio Romero P. (Chairman), Raimundo Morales (Independent), Reynaldo Llosa Barber and Walter Bayly (CEO of BCP).

Credicorp does not have an independent compensation (remuneration) committee. When the committee was created in January 2012, the Board determined that the most important criteria in selecting directors to serve on the committee were both deep knowledge of the organization and its people and also the leadership and continuity provided by senior management. The Board believes that the individuals on the committee can and do make quality and independent judgments in the best interest of Credicorp on all relevant issues and that the existing membership will best accomplish the goals of the committee.

Nominations Committee

Credicorp’s Nominations Committee is responsible for proposing the selection criteria for directors’ nominees, to the Board of Directors; selecting and recommending nominees to the Board of Directors based on the proposals received and to be proposed at the Shareholder’s Annual General Meeting; and recommending nominees to fill vacancies in the Board of Directors.

The committee consists of three Directors. The current members are Dionisio Romero P. (Chairman), Raimundo Morales (Independent) and Reynaldo Llosa Barber.

Risk Committee

Credicorp’s Risk Committee is responsible for establishing, periodically evaluating and reporting to the Board of Directors, the guidelines and policies for the integrated risk management of Credicorp and its subsidiaries. It also is in charge of proposing the risk appetite and exposure levels that Credicorp is willing to assume to develop its business, to the Board of Directors; approving all new strategic business and product initiatives that may alter the risk profile of Credicorp or its subsidiaries, consistent with the policies approved by the Corporation; and establishing specialized subcommittees to manage the different types of risks.

The committee consists of three Directors of Credicorp or its subsidiaries and four executive officers of Credicorp or its subsidiaries. The current members are Raimundo Morales (Chairman - Independent); Dionisio Romero P., Benedicto Cigüeñas (BCP Director – Independent), Walter Bayly (COO - BCP CEO), Alvaro Correa (CFO), Reynaldo Llosa Benavides (Chief Risk Officer), and Edgar Vicente (Head of Risk Management at BCP).

(D)	Employees

On December 31, 2012, Credicorp had 26,541 employees, distributed as set forth in the following table:

	At December 31,
	2010	2011	2012

BCP (1)	16,148	18,616	22,361
Grupo Pacífico (2)	2,611	2,759	3,038
ASHC	73	77	81
Prima AFP	800	814	876
Others	9	10	185
Total Credicorp	19,641	22,276	26,541

(1)	BCP includes BCP Miami Agency, BCP Panamá Agency, Credibolsa, Credifondo, BCP Bolivia, Edyficar and Correval.
(2)	Does not include the employees of the acquired private hospitals.
(3)	Others include Credicorp Securities and IM Trust.

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

As of February 13, 2012, the Romero family owned 12.53 million (13.27%) of our common shares. Mr. Luis Enrique Yarur is a controlling shareholder of Banco de Crédito e Inversiones (BCI) Chile, which owns 1.71 million (1.85%) of Credicorp’s common shares. None of our other directors or executive officers beneficially own more than 1% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.” Other members of the Board of Directors that own our common shares are Mr. Raimundo Morales, Mr. Fernando Fort Marie, Mr. Reynaldo Llosa Barber, Mr. Juan Carlos Verme, Mr. Felipe Ortiz de Zevallos and Mr. Germán Suárez. Each of these directors own less than 1% of our total outstanding common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	Major Shareholders

As of December 31, 2012, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and Grupo Pacífico were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 11, 2013.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,846	15.49%
Romero family (3)	12,527,277	13.27%

(1)  As a percentage of issued and outstanding shares (including shares held by ASHC).

(2)  As of February 11, 2013, Atlantic Security Bank (a subsidiary of ASHC) held 3,335,786 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instructions. ASB does not have the power to dispose of these shares. Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC and ASB each disclaims beneficial ownership of the shares.

(3)  Includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by them. Mr. Romero P. is the Chairman of the Board.

Approximately 11.12% of Credicorp’s total issued and outstanding common shares are currently held in 2,548 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 11, 2013, 79,761,471 of common shares of Credicorp (excluding the 14,620,846 shares held by ASHC) were outstanding, of which approximately 72.14% were held in the United States. There were approximately 62 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2010, 2011 and 2012 include transactions with related parties. For its 2010, 2011 and 2012 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its board of directors, (iii) its key executives (defined as the management of our holdings) and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2010, 2011 and 2012.

	Related companies
	2010		2011		2012
	(U.S. Dollars in thousands)
Direct loans	US$	265,566	US$	258,088	US$	448,353
Investments available-for-sale		120,486		139,676		171,025
Deposits		101,979		72,264		237,610
Contingent credits		26,994		38,927		52,556
Interest income related to loans		7,002		5,755		7,851
Interest expense related to deposits		1,707		1,564		6,651
Derivatives at fair value		(1,335)		(1,491)		(1,833)
Other income	US$	2,327	US$	2,147	US$	2,136

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are guaranteed by collateral given by the related party. The loans to related companies as of December 31, 2012 have maturity dates ranging between January 2013 and August 2022 and an accrued annual interest average of 7.76% (and as of December 31, 2011 had a maturity between January 2012 and October 2019 and an accrued annual interest average of 7.55%). As of December 31, 2012, we recorded a US$0.7 million provision for doubtful debt in connection with loans to related parties and as of December 31, 2011 this provision amounted to US$1.5 million. The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates.

As of December 31, 2010, 2011 and 2012, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries, as permitted by Peruvian Law No. 26702. This law regulates and limits certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2010, 2011 and 2012, direct loans to employees, directors and key management of Credicorp amounted to US$140.0 million, US$176.5 million and US$247.2 million, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of Sarbanes-Oxley. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

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

Madoff Trustee Litigation. On September 22, 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”), and the substantively consolidated estate of Bernard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary ASB (the “Madoff Complaint”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pending under adversary proceeding number 11-02730 (BRL). The Madoff Complaint seeks recovery of approximately US$120 million. This amount is alleged to be equal to amount of funds that ASB managed in Atlantic US Blue Chip Fund that were invested in Fairfield Sentry Fund Limited (hereafter “Fairfield Sentry”) and redeemed, along with returns thereon between the end of 2004 and the beginning of 2005. The Madoff Complaint further alleges that Fairfield Sentry was a “feeder fund” that invested in BLMIS; that the Madoff Trustee filed an adversary proceeding against Fairfield Sentry, seeking to avoid and recover the initial transfers of monies from BLMIS to Fairfield Sentry; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield Sentry and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities which, in turn, invested and redeemed funds from BLMIS. ASB’s counsel and the Madoff Trustee have entered into a stipulation extending ASB’s time to move, answer or otherwise respond to the Madoff Complaint through June 24, 2013. Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint and intends to contest these claims vigorously.

In addition, ASB, as well as other defendants, filed a motion to withdraw the reference to Bankruptcy Court pursuant to an Administrative Order entered by the Bankruptcy Court on March 15, 2012 directing that all defendants to pending adversary proceedings brought by the Madoff Trustee file their motions to withdraw the reference no later than April 2, 2012. ASB’s Management considers that the Madoff Complaint against ASB raises several important issues that it believes require interpretation of federal, non-bankruptcy law and which interpretation should be addressed by a U.S. federal district court as opposed to a federal bankruptcy court. The Federal District Court for the Southern District of New York (the “District Court”) established various consolidated briefing procedures and schedules which have directly impacted the action pending against ASB, including with respect to one or more of the other issues advanced in support of ASB’s Motion to Withdraw the Bankruptcy Court Reference (the “Withdrawal Motion”). The District Court has now ruled on many of those motions. The District Court has to date declined to dismiss the complaints, but issued several rulings regarding legal standards that will apply to the litigation of the cases before the Bankruptcy Court, to which the Federal District Court remanded the cases.

Fairfield Litigation. On April 13, 2012, Fairfield Sentry Limited (In Liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed a complaint against ASB (the “Fairfield Complaint”) pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the Bankruptcy Court, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. No. 12-01550 (BRL) (the “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint seeks to recover the amount of US$115,165,423.28, reflecting ASB’s redemptions of certain investments in Fairfield Sentry, together with investment returns thereon.  These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Trustee Litigation described above. Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of pending litigation in the British Virgin Island courts (and now before the Privy Council of Great Britain) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry, was applied in the Fairfield v. ASB Adversary Proceeding, thereby indefinitely extending ASB’s time to answer, move or otherwise respond to the Fairfield Complaint until the stay is lifted.  On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original Fairfield Complaint but adding additional allegations and causes of action. The Bankruptcy Court stay remains in effect, and ASB’s time to answer, move or otherwise respond to the Amended Complaint remains stayed indefinitely pending further order of the Bankruptcy Court.   Management believes it has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

ASB believes it has substantial defenses against the Fairfield Liquidators’ claims alleged in the Amended Complaint and intends to contest these claims vigorously.

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

We rely almost exclusively on dividends from our subsidiaries for the payment of our corporate expenses and for the distribution of dividends to holders of our common shares. Subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations, we are able to cause our subsidiaries to declare dividends. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected. Currently, there are no restrictions on the ability of Grupo Crédito, BCP, ASHC and Grupo Pacífico or any of our other subsidiaries to pay dividends abroad. In addition, Grupo Crédito, BCP, and Grupo Pacífico intend to declare and pay dividends in Nuevos Soles, while we intend to declare and pay dividends in U.S. Dollars. If the value of the Nuevo Sol falls relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we pay would be adversely affected. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates.”

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2000	94,382,317	US$	0.10	0.00
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00

On February 27, 2013, our Board of Directors declared a cash dividend of US$2.60 per common share held at the close of business on April 16, 2013. This dividend will be distributed on May 10, 2013.

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

	High		Low		Average Daily Volume
2008	US$	80.33	US$	28.18	399,661
2009	US$	76.74	US$	32.23	359,807
2010	US$	124.90	US$	69.02	253573
2011	US$	117.31	US$	82.25	477,181
2012	US$	147.86	US$	103.01	272,320

2011
First quarter	US$	117.31	US$	95.18	383,499
Second quarter	US$	105.57	US$	82.55	837,742
Third quarter	US$	102.79	US$	82.25	429,899
Fourth quarter	US$	111.41	US$	89.44	256,847
2012
First quarter	US$	129.51	US$	103.01	272,304
Second quarter	US$	133.88	US$	117.22	258,480
Third quarter	US$	128.71	US$	112.09	290,887
Fourth quarter	US$	147.86	US$	124.19	267,531
2013
First quarter	US$	163.33	US$	140.61	286,386
Second quarter (through April 24)	US$	162.64	US$	145.21	406399

Source: Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2008	80.16	28.90	15,483
2009	76.35	32.53	11,713
2010	124.79	69.40	6,114
2011	118.67	82.50	9,732
2012	146.70	102.76	5,523

2011
First quarter	118.67	95.20	7,721
Second quarter	105.30	85.00	11,631
Third quarter	102.40	82.50	11,984
Fourth quarter	111.10	88.50	7,655
2012
First quarter	128.85	102.76	9,418
Second quarter	130.94	115.33	4,341
Third quarter	128.00	112.20	4,049
Fourth quarter	146.70	124.50	3,911
2013
First quarter	158.76	140.66	6,438
Second quarter (through April 24)	161.66	145.00	4,948

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2012
October	129.34	124.19
November	141.58	130.15
December	147.86	137.34
2013
January	158.97	149.19
February	158.80	142.95
March	166.33	149.33
April (through April 24)	162.64	145.21

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2012
October	128.40	124.50
November	140.40	130.70
December	146.70	136.50
2013
January	159.90	146.50
February	158.60	143.00
March	158.76	148.53
April (through April 24)	161.66	145.00

Source: Bloomberg

On April 24, 2013, the last sale price of our common shares on the New York Stock Exchange was US$148.54 per share. On April 24, 2013, the closing price of our common shares on the Lima Stock Exchange was US$147.5.

(B)	Plan of Distribution

Not applicable.

(C)	Markets

The Lima Stock Exchange

(i)	Trading

As of December 2012, there were 282 companies listed on the Bolsa de Valores de Lima (Lima Stock Exchange). The Lima Stock Exchange is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-3.00 p.m. (trading); and 3:00 p.m.-3:10 p.m. (after-market sales). These trading hours became effective on March 12, 2012. Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of all transactions on the Lima Stock Exchange currently take place on the electronic system.

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

The Peruvian stock market capitalization, in U.S. Dollar terms, amounted to US$ 160,867 million in 2010, US$ 121,596 million in 2011 (-24.4%) and US$ 153,404 million in 2012 (+26.2%). This increase was due to the better performance of the companies encountered on the Mining and Banking sector.

Total traded volume was 6,749 million shares in 2010, 7,817 million shares in 2011 (+12.9%) and 7,617 million shares in 2012 (-2.6%). These figures are far from the record level obtained in 2007, when trading volume reached 12,400 million shares. Resembling the typical volume distribution, 80.2% of the traded amount in 2012 was concentrated in equity securities, 7.5% was concentrated in fixed-income securities and 12.3% was concentrated in repurchase transactions.

The Índice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) closed at 20,629.35 points (+5.94%). After the international financial crisis that caused a serious reduction in the IGBVL (near 60%), in 2009 and 2010 the index gained 101% and 65%, respectively, before dropping by 16.7% in 2011.

(ii)	Market Regulation

The Securities Market Law (Legislative Decree 861) addresses matters such as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies. The SMV, a governmental entity attached to Peru’s Ministry of Economy and Finance, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while the Lima Stock Exchange and its member firms were given the status of self-regulatory organizations. Additionally, a unified system of guarantees and capital requirements was established for the Lima Stock Exchange and its member firms.

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

Pursuant to the Securities Market Law, the Lima Stock Exchange must maintain a guarantee fund that is funded by its member firms. The actual contributions to be made by the 24 member firms of the Lima Stock Exchange are based on volume traded over the exchange. In addition to the guarantee fund managed by the Lima Stock Exchange, each member firm is required to maintain a guarantee for operations carried on outside the exchange in favor of SMV. Such guarantees are generally established through bank guarantees issued by local banks.

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

We rely almost exclusively on dividends from Grupo Crédito, BCP, ASHC, Grupo Pacífico, and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

In addition, we present our financial statements and pay dividends in U.S. Dollars. BCP and Grupo Pacífico prepare their financial statements and pay dividends in Nuevos Soles. If the value of the Nuevo Sol were to fall relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we receive from our subsidiaries would be adversely affected. On an overall basis, the Peruvian currency has appreciated against the US. Dollar during the last decade.

Although substantially all of the customers of BCP, ASB and Grupo Pacífico are located in Peru, as of December 31, 2012, approximately 59.9% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio, and 73.5% of Grupo Pacífico’s gross premiums were denominated in U.S. Dollars. Most of the borrowers or insureds of these three companies use Nuevos Soles. Therefore, a devaluation of the Nuevo Sol would effectively increase the cost to the borrower of repaying its loans and the cost to the insured of making its premium payments. As a result, devaluation could lead to more nonperforming loans or unpaid premiums for BCP, ASB and Grupo Pacífico.

One circumstance that could lead to devaluation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves compares favorably with those of other Latin American countries (US$ 63,986 million at December 28, 2012), there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company—(B) Business Overview—(9) Peruvian Government and Economy”.

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

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, or inheritance tax that we must pay or our shareholders must pay with respect to their shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax on profits or income, or on any capital asset, gain, or appreciation or any tax in the nature of an estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures, or other obligations. This assurance, however, does not cover any tax applicable to persons who ordinarily reside in Bermuda or to any taxes that we must pay with respect to real property that we own or lease in Bermuda.

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 in 2012.

On February 15, 2011, the Peruvian government enacted Law 29663. On July 21, 2011 Law 29663 was amended by Law 29757. This new law partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the new law, any transfer of shares issued by a non-resident entity will be subject to taxation in Peru (30% or 5%) if at any point during the 12 prior months to such transfer:

a.	50% or more of the fair market value of the foreign shares -to be transferred- is derived from shares or participation rights representing the equity capital of one or more Peruvian entities. There is a rebuttable presumption that the threshold is met if the non-resident entity is a resident in a tax heaven.
b.	The shares to be transferred represent at least 10% or more of the equity capital of the non-resident entity.

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

Risk Management Structure

Our Board of Directors and the boards of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries (BCP, Grupo Pacífico, ASB, Edyficar and Prima AFP) responsible for managing and monitoring risks, as further explained below:

(a)	Board of Directors: The board of directors of each major subsidiary is responsible for the overall risk management approach and for the approval of the policies and strategies currently in place. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, risk related to the use of derivative financial instruments and non-derivative financial instruments.

(b)	Risk Management Committee: The Risk Management Committee of each major subsidiary is responsible for the strategy used for mitigating risks as well as setting forth the overall principles, policies and limits for the different types of risks; it is also responsible for monitoring fundamental risk issues and for managing and monitoring the relevant risk decisions.

In addition, in order to effectively manage all the risks, the Risk Management Committee is divided into the following tactical committees which report on a monthly basis all changes or issues in the managed risks:

Credit Risk Committee -

The Credit Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing credit risk, the delegation of authority and the supervision and establishment of autonomy for taking credit risks and the metrics for measuring performance incorporating risk variables. Also, it is responsible of approving the methodologies, models, parameters, scenarios, processes, stress tests and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Management Committee.

The Credit Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Credit Division and the Manager of the Risk Management Area.

Treasury and ALM Risk Committee -

The Treasury and ALM Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing market risks, the delegation of authority and the supervision and establishment of autonomy for taking market risks, and the metrics for measuring performance incorporating risk variables. Also, it is responsible of approving the methodologies, models, parameters, processes and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes of the functions described above and reports any finding to the Risk Management Committee.

The Treasury and ALM Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Treasury Risk Area and the Manager of the Treasury Division.

Operational Risk Committee -

The Operational Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing operational risks and the mechanisms for implementing corrective actions. Also, it is responsible of approving: (i) the standard methodology for measuring operational risks, (ii) the taxonomy of operational risks and controls and (iii) all the critical processes of the Group. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Management Committee.

The Credit Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Operational Risk Management Department, the Manager of the Internal Audit Division.

(c)	Chief Risk Office: The Chief Risk Office is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Board of Directors.

The Chief Risk Office is divided into the following areas:

Risk Management Area

The Risk Management Area is responsible of ensuring that policies and risk management policies established by the Board of Directors are compliant and monitored. The Risk Management Area is composed by the Credit Risk Management Department, Market Risk Management Department, the Operational Risk Management Department and the Insurance Risk Management Department.

Treasury Risk Area

The Treasury Risk Area is responsible of planning, coordinating and monitoring the compliance of the Treasury Division with risk measurement methodologies and limits approved by the Risk Management Committee. Also, it is responsible to assess the effectiveness of hedge derivatives and the valuation of investments.

Consumer and Micro-business Risk Area

The Consumer and Micro-business Risk Area is responsible of ensuring the quality of the retail loans portfolio and of developing credit standards in line with the guidelines and risk levels defined by the Board of Directors.

(d)	Treasury Division: Treasury Division is responsible for managing the Group’s assets and liabilities and the overall financial structure. It is also primarily responsible for the Group’s management of funding and liquidity risks; as well as the investment, forward and spot portfolios, assuming the related liquidity, interest rate and exchange rate risks under the policies and limits currently effective.

(e)	Internal Audit Division: Risk management processes throughout the Group are monitored by the internal audit function, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit discusses the results of all assessments with Management, and reports its findings and recommendations to Credicorp’s Audit Committee and Board of Directors.

Risk Measurement and Reporting Systems

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

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Group. The effectiveness of hedges is assessed by the Treasury Risk Area. The effectiveness of all the hedge relationships is monitored monthly. In situations of ineffectiveness, we will enter into a new hedge relationship to mitigate risk on a continuous basis.

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

Market Risk

We take on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in fixed income securities, derivatives, currencies and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices.

We separate exposures to market risk into two groups: (i) those that arise from value fluctuation of trading portfolios due to movements of market rates or prices (trading book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange rates (ALM book).

The risks that trading portfolios face are managed through VaR historical simulation techniques; while non-trading portfolios are managed using ALM.

Trading Book

The trading book has liquid positions in equities, bonds, foreign currencies and derivatives, each arising from market-making transactions where the Group acts as a principal with the clients or with the market. This portfolio includes investments and derivatives classified by management as held for trading.

(i)	Value at Risk (VaR)

Based upon a number of assumptions for various changes in market conditions, we apply VaR to our trading portfolios to estimate the market risk of our positions and our maximum losses.

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

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated by multiplying the one-day VaR by the square root of 10. This adjustment will be exact only if the changes in the portfolio in the following days have a normal distribution identical and independent; otherwise, the 10-day VAR will be an approximation.

The assessment of past movements has been based on historical one-year data and 89 market risk factors, which are composed as follows: 20 market curves, 58 stock prices, 10 mutual funds values and one volatility series. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Company believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure should occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of our risks taken. These risks arise from the size of our positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury and ALM Risk Committee, our risk management committees and our senior managers.

In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate (See Item 11, Trading Book, (ii) Backtesting, ALM Book, Foreign Exchange Risk).

As of December 31, 2012, 2011 and 2010, our VaR by type of asset were as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Equity investments	2,759	234	76
Debt investments	2,311	4,763	2,427
Swaps	309	3,957	2,516
Forwards	1,871	6,325	2,091
Options	49	9	97
Diversification effect	(4,962)	(7,707)	(3,749)
Consolidated VaR by type of asset (1)	2,337	7,581	3,458
(1)	Amplified to the Holding, 10 days period.

As of December 31, 2012, 2011 and 2010, our VaR by risk type were as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Interest rate risk	2,787	7,596	3,500
Price risk	2,759	234	76
Volatility risk	1	4	25
Diversification effect	(3,210)	(253)	(143)
Consolidated VaR by risk type (1)	2,337	7,581	3,458
(1)	Amplified to the Holding, 10 days period.

The information disclosed in these charts addresses the VaR calculation for the entire consolidated Group. However, minimum, maximum and average VaR calculations are estimated only for BCP´s trading book. The reason for this is that, although the trading book positions for the entire Group are consolidated once a year in order to calculate a VaR for reporting purposes, Credicorp calculates VaR on a daily basis only for BCP. Therefore, since there is not a sufficient sample for the Group, minimum, maximum and average VaR are calculated only for the BCP subsidiary. Nonetheless, the Company believes it is relevant information considering that BCP’s trading risk is very close to the total trading risk of the Group’s portfolio.

For the years ended December 31, 2012 and 2011, the BCP’s consolidated VaR is as follows:

	2012	2011
	US$(000)	US$(000)
Average daily	7,209	6,251
Highest	14,974	10,333
Lowest	1,887	3,212

(ii)	Backtesting

Backtesting is performed on a trading book to verify the predictive power of the VaR calculations. Backtesting compares results of the positions considered for the calculation of VaR and the calculation of the VaR from the previous day.

Backtesting exceptions occur when real losses exceed the estimated VaR for the previous day. In order for a backtesting analysis to be considered valid, it should be based on a minimum of 252 observations, and when it consists of 504 observations (2 years of data), a moving window is created.

Every month, back-testing exceptions are analyzed and reports are prepared to explain the results. These reports are presented to the Risk Committee of the Treasury and ALM, our risk management committees and our senior Management.

Backtesting is also estimated only for BCP’s trading book, since it should be based on a minimum of 252 observations and the Group’s VaR is consolidated only once a year for reporting purposes.

During 2012, BCP did not record any exceptions. During 2011, BCP recorded one backtesting exception, when actual losses exceeded daily VaR limits (based on 252 observations); therefore, we believe that the VaR model is statistically correct. This exception was due to an increase along the PEN curve, especially for the short term

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

The results of our stress test as of December 31, 2012, 2011 and 2010, by type of asset, were as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Equity investments	9,922	1,330	1,115
Debt investments	5,554	5,209	5,832
Swaps	2,820	4,321	5,566
Forwards	9,644	7,426	3,533
Options	172	27	156
Diversification effect	(14,370)	(7,394)	(9,551)
Consolidated VaR by type of asset	13,743	10,919	6,651

The results of our stress test as of December 31, 2012, 2011 and December 31, 2010, by risk type, were as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Interest rate risk	10,784	10,985	6,664
Price risk	9,922	1,330	1,115
Volatility risk	3	8	136
Diversification effect	(6,966)	(1,404)	(1,264)
Consolidated VaR by risk type	13,743	10,919	6,651

ALM Book

The management of risks associated with long-term and structural positions is called ALM. Non-trading portfolios which comprise the ALM book are exposed to different sensitivities that can bring about deterioration in the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth.

Interest-Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to both fair value interest rate risk and cash flow interest rate risk. Interest margins may increase as a result of such changes but may also decrease in the event that unexpected movements arise. The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken, which is monitored monthly by the Market Risk Management Unit.

Re-pricing Gap

Gap analysis consists of aggregating re-pricing timeframes into buckets and checking if each bucket nets to zero. Different bucketing schemes may be used. An interest rate gap is simply a positive or negative net re-pricing timeframe for any of the buckets.

The table below summarizes our exposure to interest rate risks. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2012
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	6,600,786	32,762	49,288	19,312	-	1,146,957	7,849,105
Receivables from reverse repurchase agreements and security borrowing Investments	1,199,700	518	-	-	-	-	1,200,218
Investments	332,967	1,284,701	1,908,865	1,307,115	1,890,216	1,124,245	7,848,109
Loans	2,573,312	5,835,736	4,258,041	5,152,617	2,952,916	-	20,772,622
Assets designated at fair value through profit and loss	740	4	2,817	5,082	11,412	87,083	107,138
Premiums and other policies receivables	-	-	-	-	-	183,983	183,983
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	167,460	167,460
Other assets	-	-	-	-	-	2,668,486	2,668,486
Total assets	10,707,505	7,153,721	6,219,011	6,484,126	4,854,544	5,378,214	40,797,121
Liabilities
Deposits and obligations	6,587,944	1,218,407	7,824,254	1,666,669	119,781	6,623,365	24,040,420
Payables from repurchase agreements and security lending	1,097,358	438,336	342,647	-	-	-	1,878,341
Due to banks and correspondents	387,469	647,311	743,474	591,645	265,497	50,865	2,686,261
Liabilities designated at fair value through profit or loss	-	-	-	-	-	68,536	68,536
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	96,124	96,124
Technical, insurance claims reserves and reserves for unearned premiums	28,244	27,358	80,366	359,231	701,489	418,311	1,614,999
Bonds and subordinated notes issued	645,994	14,607	53,114	1,412,375	2,648,566	8,732	4,783,388
Other liabilities	-	-	-	-	-	1,263,717	1,263,717
Equity	-	-	-	-	-	4,365,335	4,365,335
Total liabilities and equity	8,747,009	2,346,019	9,043,855	4,029,920	3,735,333	12,894,985	40,797,121
Off-Balance sheet items
Derivatives assets	365,338	448,243	236,937	311,622	98,054	-	1,460,194
Derivatives liabilities	173,992	305,055	262,070	533,902	185,175	-	1,460,194
	191,346	143,188	(25,133)	(222,280)	(87,121)	-	-
Marginal gap	2,151,842	4,950,890	(2,849,977)	2,231,926	1,032,000	(7,516,771)	-
Accumulated gap	2,151,842	7,102,732	4,252,755	6,484,681	7,516,771	-	-

	As of December 31, 2011
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	4,246,213	78,627	54,071	29,383	-	1,094,568	5,502,862
Investments	373,863	918,258	1,657,330	832,015	1,430,167	779,580	5,991,212
Loans	2,162,685	4,925,920	3,257,678	4,363,071	2,212,879	-	16,922,233
Assets designated at fair value through profit and loss	239	-	1,012	7,043	4,937	76,872	90,103
Premiums and other policies receivables	-	-	-	-	-	174,367	174,367
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	151,080	151,080
Other assets	-	-	-	-	-	1,882,540	1,882,540
Total assets	6,783,000	5,922,805	4,970,091	5,231,512	3,647,982	4,159,007	30,714,397
Liabilities
Deposits and obligations	4,373,417	873,441	6,663,716	1,314,787	87,798	5,390,688	18,703,847
Payables from repurchase agreements and security lending	-	-	250,000	-	-	-	250,000
Due to banks and correspondents	463,660	170,703	683,052	562,815	121,513	58,277	2,060,020
Liabilities designated at fair value through profit or loss	-	-	-	-	-	75,366	75,366
Technical, insurance claims reserves and reserves for unearned premiums	23,622	19,418	59,191	303,226	596,492	376,349	1,378,298
Bonds and subordinated notes issued	711,515	2,737	33,934	1,289,361	1,856,528	71,447	3,965,522
Other liabilities	-	-	-	-	-	818,704	818,704
Equity	-	-	-	-	-	3,462,640	3,462,640
Total liabilities and equity	5,572,214	1,066,299	7,689,893	3,470,189	2,662,331	10,253,471	30,714,397
Off-Balance sheet items
Derivatives assets	495,709	255,321	485,646	202,705	-	-	1,439,381
Derivatives liabilities	14,595	66,720	317,161	972,288	68,617	-	1,439,381
	481,114	188,601	168,485	(769,583)	(68,617)	-	-
Marginal gap	1,691,900	5,045,107	(2,551,317)	991,740	917,034	(6,094,464)	-
Accumulated gap	1,691,900	6,737,007	4,185,690	5,177,430	6,094,464	-	-

	As of December 31, 2010
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	5,567,838	1,325,201	26,999	-	-	1,624,377	8,544,415
Investments	535,658	274,790	256,872	860,605	1,088,441	867,450	3,883,816
Loans	1,903,439	3,931,178	2,594,608	3,753,193	1,777,237	-	13,959,655
Assets designated at fair value through profit and loss	-	40	1,443	2,999	6,047	168,526	179,055
Premiums and other policies receivables	-	-	-	-	-	129,136	129,136
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	160,249	160,249
Other assets	-	-	-	-	-	1,534,831	1,534,831
Total assets	8,006,935	5,531,209	2,879,922	4,616,797	2,871,725	4,484,569	28,391,157
Liabilities
Deposits and obligations	6,366,203	4,150,629	2,379,260	518,882	42,574	4,360,570	17,818,118
Due to banks and correspondents	511,317	509,355	958,955	118,143	110,017	32,533	2,240,320
Accounts payable to re-insurers and co-insurers	-	-	-	-	-	60,775	60,775
Technical, insurance claims reserves and reserves for unearned premiums	51,258	31,035	139,700	188,801	432,951	352,578	1,196,323
Bonds and subordinated notes issued	840,256	38,807	137,381	419,553	1,518,419	27,502	2,981,918
Other liabilities	-	-	250,000	-	-	913,452	1,163,452
Equity	-	-	-	-	-	2,930,251	2,930,251
Total liabilities and equity	7,769,034	4,729,826	3,865,296	1,245,379	2,103,961	8,677,661	28,391,157
Off-Balance sheet items
Derivatives assets	507,560	348,181	245,977	179,503	25,922	-	1,307,143
Derivatives liabilities	280,099	351,836	331,670	291,862	51,676	-	1,307,143
	227,461	(3,655)	(85,693)	(112,359)	(25,754)	-	-
Marginal gap	465,362	797,728	(1,071,067)	3,259,059	742,010	(4,193,092)	-
Accumulated gap	465,362	1,263,090	192,023	3,451,082	4,193,092	-	-

Sensitivity to Changes in Interest Rates

The following table presents the sensitivity of our consolidated income statement and consolidated statement of comprehensive income (before tax and non-controlling interest) to a reasonable possible change in interest rates, with all other variables held constant.

The sensitivity of the consolidated income statement reflects the effect of the assumed changes in interest rates on the net interest income for one year before income tax and non-controlling interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2012 and 2011, including the effect of derivatives instruments. The sensitivity of consolidated comprehensive income is calculated by revaluing, at various interest rates, our fixed rate available-for-sale financial assets before income tax and non-controlling interest. The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2012, 2011 and 2010:

	As of December 31, 2012
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	26,026	-/+	87,437
U.S. Dollar	+/-	75	+/-	39,039	-/+	131,155
U.S. Dollar	+/-	100	+/-	52,052	-/+	174,874
U.S. Dollar	+/-	150	+/-	78,079	-/+	262,310
Peruvian Currency	+/-	50	-/+	505	-/+	59,708
Peruvian Currency	+/-	75	-/+	757	-/+	89,561
Peruvian Currency	+/-	100	-/+	1,009	-/+	119,415
Peruvian Currency	+/-	150	-/+	1,514	-/+	179,123

	As of December 31, 2011
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	15,400	-/+	41,907
U.S. Dollar	+/-	75	+/-	23,100	-/+	62,861
U.S. Dollar	+/-	100	+/-	30,800	-/+	83,815
U.S. Dollar	+/-	150	+/-	46,199	-/+	125,722
Peruvian Currency	+/-	50	-/+	792	-/+	41,839
Peruvian Currency	+/-	75	-/+	1,188	-/+	62,759
Peruvian Currency	+/-	100	-/+	1,585	-/+	83,678
Peruvian Currency	+/-	150	-/+	2,377	-/+	125,518

	As of December 31, 2010
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	8,607	-/+	57,293
U.S. Dollar	+/-	75	+/-	12,911	-/+	85,940
U.S. Dollar	+/-	100	+/-	17,215	-/+	114,587
U.S. Dollar	+/-	150	+/-	25,822	-/+	171,880
Peruvian Currency	+/-	50	-/+	1,658	-/+	32,541
Peruvian Currency	+/-	75	-/+	2,487	-/+	48,812
Peruvian Currency	+/-	100	-/+	3,317	-/+	65,083
Peruvian Currency	+/-	150	-/+	4,917	-/+	97,624

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

Our positions held in equity securities, mutual funds and hedge funds are not considered part of investment securities for sensitivity calculation purposes; however, presented below is a table that demonstrates how our expected unrealized gain or loss (before income taxes) on equity securities, mutual funds, and hedge funds (as of December 31, 2011 and December 31, 2012) would correspond to changes in market prices of these securities at the 10%, 25% and 30% levels:

Market price sensitivity	Changes in market prices %		2012	2011	2010
			US$(000)	US$(000)	US$(000)
Equity securities	+/-	10	62,406	47,942	54,052
Equity securities	+/-	25	156,016	119,854	135,129
Equity securities	+/-	30	187,219	143,825	162,155
Mutual funds	+/-	10	14,791	6,871	7,714
Mutual funds	+/-	25	36,976	17,177	19,285
Mutual funds	+/-	30	44,372	20,612	23,142
Hedge funds	+/-	10	2,505	2,786	993
Hedge funds	+/-	25	6,263	6,964	2,482
Hedge funds	+/-	30	7,515	8,357	2,978

Commitments in liabilities at fair value (short sales) are related to fixed income and equity financial instruments, and have maturities of one month or less; therefore, the Group expects minimal price fluctuations. As a result, the Group is not subject to significant price risk on these financial liabilities.

Foreign Exchange Risk

Our financial position and cash flows are exposed to foreign currency exchange rates. Our management sets limits on the level of total exposure to foreign currencies, which are monitored daily.

Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2012, 2011 and 2010, the Group’s assets and liabilities by currencies were as follows:

2012	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	4,864,941	2,811,102	173,062	7,849,105
Receivables from reverse repurchase agreements and security borrowing Investments	7,500	-	1,192,718	1,200,218
Trading securities	70,406	36,557	69,788	176,751
Available-for-sale investments	2,566,998	4,315,913	528,784	7,411,695
Investments held-to-maturity pledged as collateral	150,097	109,566	-	259,663
Loans, net	11,338,280	8,731,467	702,875	20,772,622
Financial assets designated to fair value through profit and loss	78,218	28,920	-	107,138
Other assets	390,209	861,137	184,907	1,436,253
	19,466,649	16,894,662	2,852,134	39,213,445
Monetary liabilities -
Deposits and obligations	(10,839,721)	(12,299,579)	(901,120)	(24,040,420)
Payables from repurchase agreements and security lending	(651,664)	(117,647)	(1,109,030)	(1,878,341)
Due to bank and correspondents and borrowed funds	(1,835,540)	(652,240)	(198,481)	(2,686,261)
Liabilities designated at fair value through profit or loss	-	-	(96,124)	(96,124)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(1,032,693)	(582,306)	-	(1,614,999)
Bonds and subordinated notes issued	(3,818,484)	(835,663)	(129,241)	(4,783,388)
Other liabilities	(514,113)	(679,152)	(138,988)	(1,333,253)
	(18,692,215)	(15,166,587)	(2,572,984)	(36,431,786)
	774,434	1,728,075	279,150	2,781,659
Forwards position, net	(575,212)	318,871	256,341	-
Currency swaps position, net	(37,466)	65,782	(28,316)	-
Cross-currency swaps position, net and interest rate swaps position, net	(60,322)	(28,872)	89,194	-
Options	18,279	(18,279)	-	-
Net monetary position	119,713	2,065,577	596,369	2,781,659

2011	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,848,401	1,528,576	125,885	5,502,862
Trading securities	18,416	57,195	-	75,611
Available-for-sale investments	2,402,643	3,156,017	356,941	5,915,601
Loans, net	9,734,175	6,773,628	414,430	16,922,233
Financial assets designated to fair value through profit and loss	90,103	-	-	90,103
Other assets	684,549	479,663	122,773	1,286,985
	16,778,287	11,995,079	1,020,029	29,793,395
Monetary liabilities -
Deposits and obligations	(9,282,891)	(8,718,597)	(702,359)	(18,703,847)
Payables from repurchase agreements and security lending	(250,000)	-	-	(250,000)
Due to bank and correspondents and borrowed funds	(1,755,816)	(304,204)	-	(2,060,020
Technical reserves, insurance claims reserves and reserves for unearned premiums	(994,522)	(383,776)	-	(1,378,298)
Bonds and subordinated notes issued	(3,491,135)	(474,387)		(3,965,522)
Other liabilities	(478,792)	(364,334)	(50,944)	(894,070)
	(16,253,156)	(10,245,298)	(753,303)	(27,251,757)
	525,131	1,749,781	266,726	2,541,638
Forwards position, net	339,606	(346,262)	6,656	-
Currency swaps position, net	(167,263)	167,263	-	-
Cross-currency swaps position, net and interest rate swaps position, net	(197,659)	82,226	115,433	-
Options	3,269	(3,269)	-	-
Net monetary position	503,084	1,649,739	388,815	2,541,638

2010	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	3,555,965	4,747,802	240,648	8,544,415
Trading securities	59,020	56,548	-	115,568
Available-for-sale investments	2,162,738	1,223,339	382,171	3,768,248
Loans, net	8,356,316	5,260,816	342,523	13,959,655
Financial assets designated to fair value through profit and loss	179,055	-	-	179,055
Other assets	435,766	534,057	14,382	984,205
	14,748,860	11,822,562	979,724	27,551,146
Monetary liabilities -
Deposits and obligations	(9,135,298)	(8,051,953)	(630,867)	(17,818,118)
Due to bank and correspondents and borrowed funds	(1,966,845)	(273,366)	(109)	(2,240,320)
Technical reserves, insurance claims reserves and reserves for unearned premiums	(892,998)	(303,325)	-	(1,196,323)
Bonds and subordinated notes issued	(2,307,392)	(550,014)	(124,512)	(2,981,918)
Other liabilities	(778,953)	(378,935)	(66,339)	(1,224,227)
	(15,081,486)	(9,557,593)	(821,827)	(25,460,906)
	(332,626)	2,264,969	157,897	2,090,240
Forwards position, net	956,279	(951,426)	(4,853)	-
Currency swaps position, net	(222,854)	222,854	-	-
Cross-currency swaps position, net and interest rate swaps position, net	(252,912)	129,050	123,862	-
Options	25,561	(25,561)	-	-
Net monetary position	173,448	1,639,886	276,906	2,090,240

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

The Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated income statement. A currency mismatch would leave the Group’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the Peruvian currency, the currency to which we had significant exposure as of December 31, 2012, 2011 and 2010 on our non-trading monetary assets and liabilities and our forecasted cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax. A negative amount in the table reflects a potential net reduction in our consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2012	2011	2010
	%	US$(000)	US$(000)	US$(000)
Depreciation -
Peruvian Currency	5	(98,361)	(86,828)	(86,310)
Peruvian Currency	10	(187,780)	(183,304)	(182,210)

Appreciation -
Peruvian Currency	5	108,715	78,559	78,090
Peruvian Currency	10	229,509	149,976	149,081

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(A)	Material Defaults

Neither we, nor any of our subsidiaries, have ever defaulted on any of our debt or have ever been forced to reschedule any of our obligations.

(B)	Dividend Arrearages and Delinquencies

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(A)	Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections about of the effectiveness of our internal controls are subject to the risk that controls will become inadequate because of changes in conditions or deterioration in compliance with policies or procedure.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

Based on common practices among SEC registrants and due to the fact that the acquisitions of Correval S.A. and IM Trust S.A. did not extend beyond one year from the date of the acquisition, management´s assessment of and conclusion on the effectiveness of the internal control over financial reporting did not include the internal control of such entities included in the consolidated financial statements of Credicorp Ltd. and its subsidiaries. Correval S.A. and IM Trust S.A. constituted US$ 1,167 million and US$ 229 million of total assets and US$ 47 million and US$ 51 million of net assets, respectively as of December 31,2012, and US$ 67.2 million and US$ 20.1 million of revenues and US$ 4.9 million and US$ 5.4 million of net income, respectively, for the year ended.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Medina, Zaldívar, Paredes & Asociados (member firm of Ernst & Young Global), our independent registered public accounting firm, as stated in their report included herein, and it has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012.

(C)	Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited Credicorp Ltd. and Subsidiaries (hereinafter “Credicorp”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Credicorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Credicorp’s internal control over financial reporting based on our audit.

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

As indicated in the Item 15(B) of Credicorp’s Annual Report on Form 20-F, Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Correval S.A. Sociedad Comisionista de Bolsa and IM Trust S.A. Corredores de Bolsa which are included in the consolidated financial statements of Credicorp Ltd. and Subsidiaries and constituted US$1,166.7 million and US$229.4 million of total assets and US$46.7 million and US$51.2 million net assets, respectively, as of December 31, 2012 and US$67.2 million and US$20.1 million of revenues and US$4.9 million and US$5.4 million net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Credicorp Ltd. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of Correval S.A. Sociedad Comisionista de Bolsa and IM Trust S.A. Corredores de Bolsa.

In our opinion, Credicorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the 2012 consolidated financial statements of Credicorp and our report dated April 24, 2013, expressed an unqualified opinion thereon.

Lima, Perú,

April 24, 2013

Countersigned by:

/S/ Medina, Zaldívar, Paredes & Asociados S.C.R.L

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

In its session held on May 25, 2011, our Board of Directors elected Mr. Juan Carlos Verme as member of the Audit Committee. Mr. Juan Carlos Verme replaced Mr. Reynaldo Llosa, who reached the statutory limit for being a member of the Audit Committee. In its session held on October 27, 2010, the Board of Directors elected Mr. Raimundo Morales as a member of the Audit Committee and in its session held on July 12, 2011, the Audit Committee elected Mr. Raimundo Morales as the Chairman of the Audit Committee. Mr. Suárez was elected as the Audit Committee Financial Expert, as that term is defined in the instructions to Item 16A of Form 20-F, by the Board of Directors in its session held on March 31, 2009 and Mr. Benedicto Cigüeñas, Director of BCP, was elected as an advisor.

Our Board of Directors also determined that Mr. Morales, Mr. Suárez and Mr. Verme are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual. Mr. Suárez, our Audit Committee Financial Expert is an economist, and received his Masters degree in economics from Columbia University. Mr. Suárez became a director on March 31, 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as director on the Board of Directors of various other companies, one of which is Compañía de Minas Buenaventura S.A.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics (Código de Ética) that applies to our board of directors, including our chief executive officer, chief financial officer, and our other principal executive officers, as well as to all other employees. In addition, we have adopted a code of ethics for professionals with financial responsibility (Código de Ética Para Profesionales con Responsibilidad Financiera) that applies to employees with financial management responsibilities. Our code of ethics and code of ethics for professionals with financial responsibility are available on the corporate governance section of our web site at www.credicorpnet.com.

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

Each year the Audit Committee recommends the appointment of an independent auditor for consideration of our shareholders at the Annual General Shareholders’ Meeting. At our Annual General Shareholders’ Meeting held on March 26, 2013, Medina, Zaldívar, Paredes & Asociados was reelected as our external auditor for the financial year 2013. This designation was made in accordance with the proposal and recommendation of the Audit Committee, as authorized by the Board of Directors. The Board also delegated the duty of approving the auditor’s fees to the Audit Committee.

The following table sets forth, for each of the years indicated, the fees paid to our independent auditor, Medina, Zaldívar, Paredes & Asociados, a member of Ernst & Young Global, for the audit of our financial statements for the years ended December 31, 2010, 2011 and 2012.

	Years ended December 31,
	2010		2011		2012
	(U.S. Dollars in thousands)

Audit	US$	2,554	US$	3,140	US$	4,492
Audit – Related		356		181		803
Tax		201		301		562
All Other		712		1,802		1,710
Total	US$	3,823	US$	5,424	US$	7,567

Audit Fees correspond to audit services performed (i) reviewing Credicorp’s consolidated financial statements and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include expenses related to the audit work in connection with reviews of interim financial information and the issuance of comfort, letters, and other services related to filling documents with regulatory bodies or regarding public offerings. All fees were approved by the Audit Committee.

Audit-Related Fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include: assistance in the understanding of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters; due diligence; and special audit reviews of internal control procedures, certain training courses and permitted advisory services related to IT systems. All fees were approved by the Audit Committee.

Tax Fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and which principally consist of tax compliance and advisory services approved by the Audit Committee.

All Other Fees mainly corresponded to advisory services provided by the independent auditors related to control review over revenue processes for the years 2011 and 2012.

The Audit Committee, in its session held on April 5, 2011, provided a waiver to permit the independent auditors to exceed the aforementioned 35% limit as a result of the fees we paid for the project “Control review over revenue processes” for BCP. This project represented the largest portion of the item “All Other” included in the table presented above for 2011. As a result, the “Tax” and “All Other” fees represented 38.8% of the total auditor’s fees for the financial year 2011. The waiver approved by the Audit Committee applied only to total auditor’s fees for the fiscal year 2011; hence, audit fees to be paid in 2012 were subject to the aforementioned 35% limit and represented 30% of the total auditor’s fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2012, as part of their core businesses, our affiliates, Prima AFP, Atlantic Security Bank, Credifondo, and Credibolsa made purchases in open-market transactions on behalf of our clients. Furthermore, the following purchases were made for the 2012 supplementary senior management remuneration plan, as explained in notes 3(w)(ii) and 19(b) of the financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs

March 2012	144,494	US$ 128.54

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

• Neither he/she nor any immediate family member(3) is, or has been within the last twelve months, a senior executive of any company not affiliated with Credicorp(2) where any current senior executive(4) of Credicorp(2) is or has been, at the same time, a member of the Compensation Committee of such company.

• He/she is not a current employee, and none of his/her immediate family members(3) is a current senior executive, of any company not affiliated with Credicorp(2) that has made payments to, or received from, Credicorp(2) for property or services in an amount which, in any of the last twelve months, totals over US$1 million in one year and which may represent 10% or more of the consolidated gross revenue of such company in one year.

• He/she does not, directly or indirectly, accept any consulting, advisory or other compensatory fee from Credicorp(2) (other than (i) in his or her capacity as a member or advisor of the Audit Committee, the Board of Directors, or any other board committee, ii) as approved by the Board of Directors and which is less than US$150,000 during the last twelve months or (iii) for any fixed amounts of compensation under a retirement plan for prior service with Credicorp(2))

• He/she is not an affiliate(5) of Credicorp(2), an executive officer of an affiliate, an employee of an affiliate, a general partner of an affiliate or a managing member of an affiliate.

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

(4)     Senior Executive: An executive officer of Credicorp (holding), or COO or Central Manager of BCP, or COO of any of its other subsidiaries.

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

Credicorp has established a Nominations Committee and a Corporate Governance Committee. The minimum requirements and procedures to be followed by each committee are set forth in Credicorp’s Corporate Governance Policy. Credicorp has adopted a charter for the Corporate Governance Committee, and for the Nominations Committee.

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

303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Credicorp has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. There is no similar requirement under Bermuda law.

303A.07	Listed companies must have an audit committee with at least three members, and all members of the committee must satisfy the “independence” requirements set forth in Section 303A.02 of the NYSE Listed Company Manual (described above). The audit committee must also have a written charter that addresses specific minimum requirements, and listed companies must have an internal audit function.	In accordance with NYSE rules, Credicorp has formed an Audit Committee responsible for advising the board regarding the selection of independent auditors and evaluating Credicorp’s internal controls. Credicorp’s Audit Committee has three members and the members comply with the NYSE’s standards of independence for domestic issuers. Credicorp’s board of directors has adopted an audit committee charter. There is no similar requirement under Bermuda law.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Bermuda law, Credicorp is not required to obtain shareholder consent prior to adopting share compensation plans.

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Credicorp has adopted a set of corporate governance guidelines.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Credicorp has adopted and published a Code of Ethics for directors, officers and employees and has adopted a Code of Ethics for professionals with financial responsibility. Both Codes are published on Credicorp’s website (www.credicorpnet.com)

303A.12	Each listed company must submit an executed written affirmation annually to the NYSE. Each listed company CEO must (i) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary and (ii) promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	As a NYSE listed company, Credicorp must submit an executed written affirmation annually to the NYSE, and its CEO must promptly notify the NYSE in writing after any executive officer of Credicorp becomes aware of any non-compliance with any applicable provisions of Section 303A. There is no similar requirement under Bermuda law.

(B)	Bermuda Law – Corporate Governance

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

Limits on Indemnity for Directors

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which, by virtue of any rule of law, would otherwise be imposed on them with respect to any negligence, default, breach of duty or breach of trust. However, this rule does not apply in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company or any of its subsidiaries. Any provision, whether contained in the bye-laws of a company or in any contract or arrangement between the company and one of its directors which would exempt such director from, or indemnify him against, any liability that would otherwise attach to him with respect to his fraud or dishonesty in relation to the company will be void. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. In the event that an allegation of fraud or dishonesty is proven, the director is obligated to disgorge any money provided for his defense.

Books of Account

It is the duty of the directors to cause to be kept proper books of account with respect to all sums of money received and expended by the company and the matters with respect to which the receipts and expenditures take place, all sales and purchases by the company, and the assets and liabilities of the company.

(C)	Peruvian Law – Corporate Governance

Although we are a holding company whose principal subsidiaries (Grupo Crédito, BCP, and Grupo Pacífico) are incorporated under and subject to the laws of Peru, we are registered in Peru as a foreign issuer and are consequently only subject to Peruvian regulations applicable to foreign issuers. There are no corporate governance provisions under Peruvian law applicable to us that are similar to the provisions of Section 303A.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2012, 2011 and 2010 together with the Report of Independent Registered Public Accounting Firm

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

Dated: April 30, 2013

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2012 and 2011 together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2012 and 2011 together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated statements of financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of Credicorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Credicorp’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2013, expressed an unqualified opinion thereon.

As indicated in the Item 15(B) of Credicorp’s Annual Report on Form 20-F, Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Correval S.A. Sociedad Comisionista de Bolsa and IM Trust S.A. Corredores de Bolsa which are included in the consolidated financial statements of Credicorp Ltd. and Subsidiaries and constituted US$1,166.7 million and US$229.4 million of total assets and US$46.7 million and US$51.2 million of net assets, respectively, as of December 31, 2012 and US$67.2 million and US$20.1 million of revenues and US$4.9 million and US$5.4 million net income, respectively, for the year then ended.

Our audit of internal control over financial reporting of Credicorp Ltd. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of Correval S.A. Sociedad Comisionista de Bolsa and IM Trust S.A. Corredores de Bolsa.

Lima, Peru,

April 24, 2013

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ CRISTIAN EMMERICH

Cristian Emmerich

C.P.C.C. Register Nº19-289

Credicorp Ltd. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2012 and 2011

	Note	2012	2011
		US$(000)	US$(000)

Assets
Cash and due from banks:	4
Non-interest bearing		1,146,957	1,094,568
Interest bearing		6,702,148	4,408,294

		7,849,105	5,502,862
Receivables from reverse repurchase agreements and security borrowing	5(a)	1,200,218	-
Investments:
Trading securities		176,751	75,611
Investments available-for-sale		6,910,827	5,692,396
Investments available-for-sale pledged as collateral		500,868	223,205

	6	7,411,695	5,915,601

Investments held-to-maturity pledged as collateral	6(o)	259,663	-
Loans, net:	7
Loans, net of unearned income		21,471,644	17,441,941
Allowance for loan losses		(699,022)	(519,708)

		20,772,622	16,922,233
Financial assets designated at fair value through profit or loss	8	107,138	90,103
Premiums and other policies receivable	9(a)	183,983	174,367
Accounts receivable from reinsurers and coinsurers	9(b)	167,460	151,080
Property, furniture and equipment, net	10	590,299	472,433
Due from customers on acceptances		100,768	61,695
Intangible assets and goodwill, net	11	759,629	453,422
Other assets	12	1,217,790	894,990

Total assets		40,797,121	30,714,397

Liabilities and equity
Deposits and obligations:	13
Non-interest bearing		6,623,365	5,390,688
Interest bearing		17,417,055	13,313,159
		24,040,420	18,703,847
Payables from repurchase agreements and security lending	5(b)	1,878,341	250,000
Due to banks and correspondents	14	2,686,261	2,060,020
Bankers’ acceptances outstanding		100,768	61,695
Accounts payable to reinsurers and coinsurers	9(b)	68,536	75,366
Financial liabilities designated at fair value through profit or loss	3(f)(v)	96,124	-
Insurance claims reserves and technical reserves	15	1,614,999	1,378,298
Bonds and notes issued	16	4,783,388	3,965,522
Other liabilities	12	1,162,949	757,009
Total liabilities		36,431,786	27,251,757

Equity	17
Capital and reserves attributable to Credicorp’s equity holders:
Capital stock		471,912	471,912
Treasury stock		(74,630)	(74,877)
Capital surplus		107,883	111,145
Reserves and put options		2,209,990	1,812,977
Other reserves		637,267	340,168
Retained earnings		815,547	734,474
		4,167,969	3,395,799
Non-controlling interest		197,366	66,841

Total equity		4,365,335	3,462,640

Total liabilities and equity		40,797,121	30,714,397

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2012, 2011 and 2010

	Note	2012	2011	2010
		US$(000)	US$(000)	US$(000)
Interest and dividend income	21	2,310,441	1,837,764	1,471,708
Interest expense	21	(693,646)	(531,600)	(414,121)
Net interest and dividend income		1,616,795	1,306,164	1,057,587
Provision for loan losses, net of recoveries	7(d)	(377,841)	(214,898)	(174,682)
Net interest and dividend income after provision for loan losses		1,238,954	1,091,266	882,905
Other income
Banking services commissions	22	737,421	607,843	524,895
Net gain on foreign exchange transactions		177,472	138,492	104,169
Net gain on sale of securities		101,269	61,927	80,326
Net gain on financial assets designated at fair value through profit or loss	8	18,398	-	64,477
Other	25	86,574	30,374	30,668
Total other income		1,121,134	838,636	804,535
Insurance premiums and claims
Net premiums earned	23	704,205	574,423	480,293
Net claims incurred for life, property, casualty and health insurance contracts	24	(465,460)	(377,759)	(315,572)
Total premiums earned less claims		238,745	196,664	164,721
Other expenses
Salaries and employees benefits		(780,734)	(595,705)	(568,004)
Administrative expenses		(536,727)	(405,357)	(341,123)
Depreciation and amortization	10(a) and 11(a)	(108,510)	(93,882)	(82,289)
Impairment loss on available-for-sale investments	6(c)	(81)	(1,025)	(3,250)
Net loss on financial assets designated at fair value through profit or loss	8	-	(24,640)	-
Other	25	(188,050)	(109,540)	(91,219)
Total other expenses		(1,614,102)	(1,230,149)	(1,085,885)
Income before translation result and income tax		984,731	896,417	766,276
Translation result		75,079	37,881	24,120
Income tax	18(b)	(251,583)	(210,508)	(187,081)
Net income		808,227	723,790	603,315

F-4

Consolidated statements of income (continued)

	Note	2012	2011	2010
		US$(000)	US$(000)	US$(000)
Attributable to:
Equity holders of Credicorp Ltd.		788,778	709,272	571,302
Non-controlling interest		19,449	14,518	32,013
		808,227	723,790	603,315
Earnings per share for net income attributable to equity holders of Credicorp Ltd. (in U.S. Dollars):
Basic	26	9.93	8.93	7.19
Diluted	26	9.90	8.90	7.17

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of comprehensive income

For the years ended December 31, 2012, 2011 and 2010

	Note	2012	2011	2010
		US$(000)	US$(000)	US$(000)

Net income		808,227	723,790	603,315
Other comprehensive income

Net (loss) gain on investments available–for-sale	17(d)	299,318	(53,168)	225,261
Net movement of cash flow hedges	17(d)	12,103	168	(7,319)
Exchange differences on translation of foreign operations	17(d)	8,262	-	-
Income tax	17(d)	(21,507)	31,017	(66,010)
Other comprehensive income for the year, net of income tax		298,176	(21,983)	151,932

Total comprehensive income for the year, net of income tax		1,106,403	701,807	755,247

Attributable to:
Equity holders of Credicorp Ltd.		1,085,877	682,719	700,577
Non-controlling interest		20,526	19,088	54,670

		1,106,403	701,807	755,247

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2012, 2011 and 2010

		Attributable to Credicorp’s equity holders
	Number of shares issued, notes 17(a) and 25	Capital stock	Treasury stock	Capital surplus	Reserves	Put options	Available-for- sale investments reserve	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2010	94,382	471,912	(74,242)	130,341	1,059,344	-	288,977	(51,531)	-	492,055	2,316,856	186,496	2,503,352
Changes in equity for 2010 -
Net income	-	-	-	-	-	-	-	-	-	571,302	571,302	32,013	603,315
Other comprehensive income	-	-	-	-	-	-	134,770	(5,495)	-	-	129,275	22,657	151,932
Total comprehensive income	-	-	-	-	-	-	134,770	(5,495)	-	571,302	700,577	54,670	755,247
Purchase of non-controlling interest, Note 2(d) and 3(b)	-	-	-	-	-		-	-	-	(4,289)	(4,289)	(180,682)	(184,971)
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	331,605	-	-	-	-	(331,605)	-	-	-
Cash dividends, Note 17(e)	-	-	-	-	-	-	-	-	-	(135,595)	(135,595)	-	(135,595)
Purchase of treasury stock, Note 19(b)	-	-	(848)	(14,154)	-	-	-	-	-	-	(15,002)	-	(15,002)
Share-based payments transactions, Note 19(b)	-	-	378	3,450	7,374	-	-	-	-	-	11,202	-	11,202
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	-	-	(3,982)	(3,982)
Balances as of December 31, 2010	94,382	471,912	(74,712)	119,637	1,398,323	-	423,747	(57,026)	-	591,868	2,873,749	56,502	2,930,251
Changes in equity for 2011 -
Net income	-	-	-	-	-	-	-	-	-	709,272	709,272	14,518	723,790
Other comprehensive income	-	-	-	-	-	-	(28,405)	1,852	-	-	(26,553)	4,570	(21,983)
Total comprehensive income	-	-	-	-	-	-	(28,405)	1,852	-	709,272	682,719	19,088	701,807
Purchase of non-controlling interest	-	-	-	-	-	-	-	-	-	(1,228)	(1,228)	(1,171)	(2,399)
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	407,822	-	-	-	-	(407,822)	-	-	-
Cash dividends, Note 17(e)	-	-	-	-	-	-	-	-	-	(155,535)	(155,535)	-	(155,535)
Purchase of treasury stock, Note 19(b)	-	-	(827)	(16,661)	-	-	-	-	-	-	(17,488)	-	(17,488)
Share-based payments transactions, Note 19(b)	-	-	662	8,169	6,832	-	-	-	-	-	15,663	-	15,663
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(2,081)	(2,081)	(7,578)	(9,659)
Balances as of December 31, 2011	94,382	471,912	(74,877)	111,145	1,812,977	-	395,342	(55,174)	-	734,474	3,395,799	66,841	3,462,640
Changes in equity for 2012 -
Net income	-	-	-	-	-	-	-	-	-	788,778	788,778	19,449	808,227
Other comprehensive income	-	-	-	-	-	-	277,062	11,866	8,171	-	297,099	1,077	298,176
Total comprehensive income	-	-	-	-	-	-	277,062	11,866	8,171	788,778	1,085,877	20,526	1,106,403
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	517,395	-	-	-	-	(517,395)	-	-	-
Cash dividends, Note 17(e)	-	-	-	-	-	-	-	-	-	(183,451)	(183,451)	-	(183,451)
Purchase of treasury stock, Note 19(b)	-	-	(722)	(17,850)	-	-	-	-	-	-	(18,572)	-	(18,572)
Share-based payments transactions, Note 19(b)	-	-	969	14,588	1,390	-	-	-	-	-	16,947	-	16,947
Acquisitions of subsidiaries, Note 2(a)	-	-	-	-	-	-	-	-	-	-	-	106,282	106,282
Put options over non-controlling interest, Note 2(c)	-	-	-	-	-	(121,772)	-	-	-	-	(121,772)	-	(121,772)
Purchase of non-controlling interest	-	-	-	-	-	-	-	-	-	(5,982)	(5,982)	(765)	(6,747)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(877)	(877)	4,482	3,605
Balances as of December 31, 2012	94,382	471,912	(74,630)	107,883	2,331,762	(121,772)	672,404	(43,308)	8,171	815,547	4,167,969	197,366	4,365,335

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 2012, 2011 and 2010

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Net income	808,227	723,790	603,315
Add (deduct)
Provision for loan losses	377,841	214,898	174,682
Depreciation and amortization	108,510	93,882	82,289
Provision for sundry risks	12,942	10,661	8,440
Deferred income tax	(16,308)	(9,057)	(16,333)
Net gain on sales of securities	(101,269)	(61,927)	(80,326)
Impairment loss on available-for-sale investments	81	1,025	3,250
Net (gain) loss on financial assets designated at fair value through profit and loss	(18,398)	24,640	(64,477)
Gain (loss) on sales of property, furniture and equipment	8,251	112	357
Translation result	(75,079)	(37,881)	(24,120)
Loss for shared-based compensation plan	26,659	7,014	73,527
Purchase (sale) of trading securities, net	155,011	39,957	(43,048)
Net changes in assets and liabilities
Increase in loans	(5,194,150)	(3,443,013)	(2,943,128)
(Increase) decrease in other assets	(626,077)	(132,605)	65,154
Increase in deposits and obligations	7,103,288	1,001,408	4,074,938
(Decrease) increase in due to banks and correspondents	408,751	(174,949)	1,082,383
Increase in payables from repurchase agreements and security lending	1,098,120	-	-
Increase in receivables from reverse repurchase agreements and security borrowing	(1,200,218)	-	-
Increase (decrease) in other liabilities	708,978	91,822	263,147

Net cash provided by (used in) operating activities	3,585,160	(1,650,223)	3,260,050

Consolidated statements of cash flows (continued)

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Cash flows from investing activities
Acquisition of subsidiary	(192,950)	(82,656)	-
Net (purchase) sale of investments available-for-sale	(1,738,808)	(2,468,326)	1,393,345
Purchase of property, furniture and equipment	(162,217)	(100,819)	(80,184)
Purchase of intangible assets	(63,630)	(55,311)	(68,344)
Sales of property, furniture and equipment	22,603	526	265
Purchase of non-controlling interest	(5,982)	(2,399)	(184,971)
Net cash provided by investing activities	(2,140,984)	(2,708,985)	1,060,111

Cash flows from financing activities
Issuance of bonds and notes	1,013,847	1,841,332	1,449,323
Redemption and payments of bonds and notes	(553,396)	(398,406)	(858,890)
Increase in payables from repurchase agreements	530,221	-	-
Acquisition of Credicorp’s shares	(18,572)	(17,488)	(15,002)
Cash dividends	(183,451)	(155,535)	(135,595)
Net cash provided by financing activities	788,649	1,269,903	439,836

Net (decrease) increase in cash and cash equivalents	2,232,825	(3,089,305)	4,759,997

Translation gain (loss) on cash and cash equivalents	113,418	47,752	(52,240)

Cash and cash equivalents at the beginning of the year	5,502,862	8,544,415	3,836,658

Cash and cash equivalents at the end of the year	7,849,105	5,502,862	8,544,415

Supplementary cash flows information:
Cash paid during the year for -
Interest	669,796	504,278	401,156
Income tax	453,421	254,564	172,481
Cash received during the year for -
Interest	2,259,355	1,816,992	1,462,520

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2012 and 2011

1.	Operations

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries, provides a wide range of financial and health services and products mainly throughout Peru and in certain other countries (see Note 3(b)). Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. Credicorp’s address is Claredon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed in Lima and New York stock exchanges.

The consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were approved by Management on April 24, 2013 and April 24, 2012, respectively.

2.	Acquisitions
(a)	Acquisitions in 2012

On April 27, 2012, Credicorp, through its subsidiary BCP, acquired 51 percent of Correval S.A. Sociedad Comisionista de Bolsa (hereinafter “Correval”), an investment banking entity established in Bogota, Colombia, for approximately US$72.3 million in cash consideration.

On July 31, 2012, Credicorp, through its subsidiary BCP, acquired 60.6 percent of IM Trust S.A. Corredores de Bolsa (hereinafter “IM Trust”), an investment banking entity established in Santiago, Chile, for approximately US$131.5 million, of which US$110.9 million were paid in cash consideration at the acquisitions date and US$20.6 million will be paid in cash on August 2013. The related liability is presented in the caption “Other liabilities – Account payable for acquisition of subsidiary” of the consolidated statement of financial position at its fair value, see note 12(a).

Correval and IM Trust purchase agreements include put and call options to acquire the remaining non-controlling interests in such entities, see paragraph (c) below.

With the acquisition of Correval and IM Trust, Credicorp intends to create a regional investment bank that will operate in the Integrated Latin American Market (MILA), which involves the stock exchanges in Peru, Colombia and Chile.

On the other hand, Credicorp in order to increase its integrated insurance and health providing services acquired, through its subsidiary Pacífico EPS S.A., in cash consideration the following Peruvian entities specialized in providing health and wellness programs, primary and specialized ambulatory services, and comprehensive acute care services (hereinafter referred as “Private hospitals”):

Notes to the consolidated financial statements (continued)

Entity	Acquisition date	Activity	Percentage of participation	Cash consideration
			%	US$(000)

Clínica Belén S.A.	October, 2012	Private hospital	97.48	16,611
Centro Odontológico Americano	April, 2012	Dental center	80	7,660
Prosemedic S.A.	April, 2012	Sale of medical products	80	6,303
Clínica Sánchez Ferrer S.A. and Inversiones Masfe S.R.L	January, 2012	Private hospital	83.17 and 99.99	4,369
Bio Pap Service S.A.C	September, 2012	Laboratory	75	3,684
Total				38,627

All transactions were recorded using the acquisition method, as required by IFRS 3, “Business Combinations”. Assets and liabilities were recorded at their estimated fair values at the acquisition dates, including the identified intangible assets unrecorded in the acquirees’ statements of financial position. Acquisition costs incurred were expensed and included in the caption “Administrative expenses” of the consolidated statements of income.

The Group has elected to measure the non-controlling interests in Correval and IM Trust at fair value; which has been estimated considering the consideration paid and a discount for lack of control.

In the case of private hospitals, the Group has elected to measure the non-controlling interests at proportionate share of identifiable net assets

Notes to the consolidated financial statements (continued)

At the date of acquisition, book value and estimated fair values of the identified assets and liabilities in the acquired entities were as follows:

	Book Value			Fair value adjustments			Fair value recognized on acquisition
	Correval	IM Trust	Private hospitals	Correval	IM Trust	Private Hospitals	Correval	IM Trust	Private Hospitals	Total fair value recognized on acquisition
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash	4,550	23,184	1,150	-	-	-	4,550	23,184	1,150	28,884
Accounts receivables, net	11,619	104	4,583	-	-	-	11,619	104	4,583	16,306
Receivables from reverse repurchase agreements and security borrowing	406,875	46,353	-	-	-	-	406,875	46,353	-	453,228
Investments	46,483	18,887	-	-	-	-	46,483	18,887	-	65,370
Property, furniture and equipments, net, note 10(a)	1,778	4,945	12,998	-	-	-	1,778	4,945	12,998	19,721
Intangibles, note 11(a):
Licenses	-	-	-	-	-	1,900	-	-	1,900	1,900
Brand name	-	-	-	15,209	10,017	4,321	15,209	10,017	4,321	29,547
Client relationships	-	-	-	11,928	13,664	-	11,928	13,664	-	25,592
Fund manager contract	-	-	-	27,221	19,394	-	27,221	19,394	-	46,615
Other assets	2,808	52,302	5,108	2,752	4,587	1,165	5,560	56,889	6,273	68,722

Liabilities
Payables from repurchase agreements and security lending	342,605	46,592	-	-	-	-	342,605	46,592	-	389,197
Financial liabilities at fair value through profit or loss	62,492	-	-	-	-	-	62,492	-	-	62,492
Other liabilities	27,754	52,566	12,957	2,752	4,587	-	30,506	57,153	12,957	100,616
Deferred income tax liability	-	771	4	17,938	8,615	3,337	17,938	9,386	3,341	30,665

Total identifiable net assets at fair value	41,262	45,846	10,878	36,420	34,460	4,049	77,682	80,306	14,927	172,915

Non-controlling interest							(44,808)	(59,176)	(2,298)	(106,282)

Goodwill arising on acquisition, Note 11(b)							39,444	108,894	25,998	174,336

Total purchase consideration							72,318	130,024	38,627	240,969

Notes to the consolidated financial statements (continued)

The fair values of identifiable intangible assets as of the acquisition dates were determined using the income approach, based on the present value of the profits attributable to the asset or costs avoided as a result of owning the asset. Under this approach, the fair value of the asset is determined by the discounted future cash flows and the discount rate applied is to the rate of return that considers the relative risk of achieving the cash flows and the time value of money.

The following methods based on the income approach were used by Credicorp’s Management to estimate the fair values of identifiable intangible assets as of the acquisition dates:

-	For license valuation the "With-and-without" method was applied, which estimates the fair value of the intangible asset comparing the cash flows generated by the entity including the intangible asset against the cash flows generated by the company excluding said intangible asset.

-	For brand name valuation the "Relief from Royalty" method was applied, which estimates the cash flows saved from owning the brand or relief from royalties that would be paid to the brand owner.

-	For client relationship and fund manager contract valuation the "Multi-Period-Excess-Earnings-Method" was applied, which estimates residual cash flow derived from an intangible asset after deducting portions of the cash flow that can be attributed to supporting assets that contributed to the generation of the cash flow.

In Management’s opinion these methods are generally accepted for measurement of identifiable intangible assets in business combinations process.

Considering the dates of acquisition, the initial accounting for the business combinations are incomplete as of the end of the reporting period. Therefore; certain amounts reported are provisional amounts. Credicorp during the measurement periods, if necessary, will retrospectively adjust the provisional amounts recognized, including net assets or liabilities, at the acquisition dates to reflect new information obtained about facts and circumstances that existed as of the acquisition dates.

The measurement period ends as soon as Credicorp receives the information sought about facts and circumstances as of the acquisition dates or learns that more information is not obtainable. However, the measurement period will not exceed one year from the acquisition dates.

From the date of acquisition, Correval, IM Trust and the Private Hospitals have contributed US$67.2, US$20.1 and US$18.3 million, respectively of revenue and US$4.9, US$5.4 and US$0.1 million to the net income before income tax. If the combination had taken place at the beginning of the year, revenue from continuing operations would have been US$95.4, US$43.5 and US$30.2 million, respectively and the net income before income tax for the Group would have been US$5.3, US$12.4 and US$1.0 million, respectively.

Notes to the consolidated financial statements (continued)

(b)	Acquisition in 2011

The following Peruvian private hospitals were acquired:

Entity	Acquisition date	Activity	Percentage of participation	Cash consideration
			%	US$(000)

Doctor + S.A.C.	July, 2011	Health services	100.00	1,790
La Esperanza del Perú S.A.	August, 2011	Private hospital	70.00	17,606
Análisis Clínicos ML S.R.L.	August, 2011	Laboratory	100.00	5,000
Galeno I.E.M. S.A.C.	August, 2011	Private hospital	100.00	4,000
Oncocare S.R.L.	November, 2011	Private hospital	80.00	4,040
Sistemas de Administración Hospitalaria S.A.C.	December, 2011	Private hospital	97.32	37,000
Servicios de Salud San Isidro	December, 2011	Private hospital	100.00	13,220
Total				82,656

The acquisitions of these entities were recorded using the acquisition method, as required by IFRS 3, “Business Combinations”. The non-controlling interests in the acquirees were measured at proportionate share of identifiable net assets. Book value and the total fair value of the identified assets and liabilities were as follows:

	Book Value	Fair value adjustments	Fair value recognized on acquisition
	US$(000)	US$(000)	US$(000)
Assets
Accounts receivables, net	8,761	-	8,761
Property, furniture and equipment, net, Note 10(a)	25,356	21,514	46,870
Intangible
Licenses, Note 11(a)	-	12,271	12,271
Brand name, Note 11(a)	-	10,587	10,587
Client relationships, Note 11(a)	-	3,116	3,116
Other assets	3,212	-	3,212

Liabilities
Loans	7,177	-	7,177
Accounts payable	24,447	(290)	24,157
Deferred income tax liability	1,334	14,333	15,667

Total identifiable net assets at fair value	4,371	33,445	37,816

Non controlling interest measured at proportionate of identifiable net assets	-	(700)	(700)

Goodwill arising on acquisition, Note 11(b)	-	45,540	45,540

Total purchase consideration	4,371	78,285	82,656

Notes to the consolidated financial statements (continued)

As of December 31, 2011, the initial accounting for the business combinations was incomplete; nevertheless, at the end of the measurement period there were no material adjustments to the reported amounts.

(c)	Put and call options over non-controlling interest –

Correval and IM Trust purchase agreements include put and call options to acquire the remaining non-controlling interests in such entities.

As of December 31, 2012, financial liabilities related to put options granted to non-controlling interest of Correval and IM Trust amounted to US$59.2 million and US$62.6 million, respectively, and are included in the caption “Other liabilities” of the consolidated statements of financial position, see Note 12.

The formula used to calculate the amount of this commitment is fixed contractually, is based on the average net income over the last eight quarters and the average net equity over the last four quarters before the exercise date of each option, to which some multiples are then applied.

In the case of Correval, the put options can be exercised by non-controlling interest for a period of three months after the second year and fourth year of acquisition.

In the case of IM Trust, the put options can be exercised by non-controlling interest for a period of five days after the 48th, 51st and 54th month of acquisition.

Furthermore, Credicorp can exercise its call options for a period of three months in the case of Correval and between the 20th and 24 th business day of January 2017 in the case of IM Trust, if non-controlling interests do not exercise their put options after the fourth year of acquisition in the case of Correval and after the 54th month of acquisition in the case of IM Trust. The call options are valued using the same formula as the put options.

3.	Significant accounting policies

Significant accounting principles used in the preparation of Credicorp’s consolidated financial statements are set out below and were consistently applied to all of the years presented.

(a)	Basis of presentation and use of estimates -

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements were prepared on a historical cost basis, except for trading securities, available-for-sale investments, derivative financial instruments, share-based payment, financial assets and liabilities designated at fair value through profit or loss, which were measured at fair value. The consolidated financial statements are presented in United States Dollars (US$), and all values are rounded to the nearest US$ thousands, except when otherwise indicated.

Notes to the consolidated financial statements (continued)

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for loan losses, the measurement of financial instruments, the measurement of the share-based payment transactions, the technical reserves for claims and premiums, the provision for seized assets, the estimated useful life of intangible assets, property, furniture and equipment, goodwill impairment, the valuation of derivative financial instruments, liabilities for put options held by non-controlling interests in subsidiaries and the deferred tax assets and liabilities. The accounting criteria used for each of these items is described in this note.

The accounting policies adopted are consistent with those of the previous year, except that the Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1, 2012. Due to the Group’s operations or accounting policies, the adoption of the new and revised accounting standards did not have any significant impact on its consolidated financial position or performance:

-	IAS 12 “Income Taxes (amendment) – Recovery of Underlying Assets”. It includes the determination of deferred tax on investment property measured at fair value and introduced the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset.

-	IFRS 7 “Financial Instruments: Disclosures (amendment)“. It required additional disclosure about financial assets that have been transferred but not derecognized.

(b)	Consolidation -
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

Notes to the consolidated financial statements (continued)

Business combinations made after January 1, 2010 are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at fair value. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Starting January 1, 2010, acquisition of non-controlling interest is recorded directly in equity; the difference between the amount paid and the share of the net assets acquired is a debit or credit to equity. Therefore, no additional goodwill is recorded upon purchase of non-controlling interest nor a gain or loss is recognized upon disposal of a non-controlling interest.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, Note 3(z).

Net equity attributable to the non-controlling interest is presented separately in the consolidated statements of financial position. Income attributable to the non-controlling interest is presented separately in the consolidated statements of income and in the consolidated statements of comprehensive income.

Business combinations and acquisitions of non-controlling interest prior to January 1, 2010, were accounted for using the “purchase method” and the “parent entity extension method”, respectively.

Associates -

An associate is an entity over which the Group has significant influence but not control. Investments in these entities represent shareholding between 20 and 50 percent of the voting rights; and are recognized initially at cost and then are accounted for by the “equity method”. The Group does not have significant investments in associates; therefore, they are included in the caption “Other assets” in the consolidated statements of financial position; gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statements of income.

Notes to the consolidated financial statements (continued)

As of December 31, 2012 and 2011, the following entities comprise the Group (individual financial statements data is presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury stock and its related dividends):

Entity	Percentage of participation (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	%	%	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú and Subsidiaries (BCP) (i)	97.66	97.65	35,792,896	26,976,489	32,943,962	24,633,735	2,848,934	2,342,754	664,559	577,711
Credicorp Investments Ltd. and Subsidiaries (ii)	100.00	-	381,318	-	208,746	-	172,572	-	6,645	-
BCP Capital S.A.A. and Subsidiaries (iii)	97.66	-	93,326	-	36,154	-	57,172	-	3,132	-
Atlantic Security Holding Corporation and Subsidiaries (iv)	100.00	100.00	1,833,252	1,586,083	1,586,126	1,363,444	247,126	222,639	48,398	42,454
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (PPS) (v)	97.77	97.68	2,677,551	2,148,960	1,981,304	1,654,490	696,247	494,470	67,079	67,257
Prima AFP S.A. (vi)	99.99	99.99	310,821	270,239	141,713	92,311	169,108	177,928	38,186	32,393
Grupo Crédito S.A. (vii)	99.99	99.99	146,494	101,029	74,794	76,121	71,700	24,908	4,183	6,988
CCR Inc. (viii)	99.99	99.99	1,027,863	760,772	1,070,757	820,580	(42,894)	(59,808)	2,702	(1,243)
Credicorp Securities Inc. (ix)	99.99	99.99	3,902	2,825	215	179	3,687	2,646	1,046	1,088
BCP Emisiones Latam 1 S.A. (x)	100.00	100.00	130,557	118,451	130,063	117,861	494	590	(96)	74
Tarjeta Naranja Perú S.A.C. (xi)	76.00	76.00	17,479	8,277	2,699	803	14,780	7,474	(8,336)	(2,169)

(i)	BCP is a universal bank incorporated in Peru in 1889. Its activities are supervised by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP authority, hereafter “the SBS” for its Spanish acronym). During 2012 and 2011, the Group acquired 0.009 percent and 0.0429 percent of BCP shares owned by non-controlling interest, respectively. As explained in more detail in Note 2(a), during 2012 BCP acquired Correval and IM Trust; latter that year BCP transferred its shares in IM Trust to Credicorp Investment Ltd., and will do the same with its Correval shares once the required authorizations are received from the Colombian authorities. The transfer had no effect in the accompanying consolidated financial statements; no gains or losses arose from it. BCP and Subsidiaries hold as of December 31, 2012 and 2011, 95.92 percent of the capital stock of Banco de Crédito de Bolivia (BCB), a universal bank operating in Bolivia (Credicorp holds directly an additional 4.08 percent). As of December 31, 2012, BCB’s assets, liabilities, equity and net income amounted to US$1,407.4, US$1,277.0, US$130.4 and US$21.1 million, respectively (US$1,195.5, US$1,083.9, US$111.6 and US$22.3 million, respectively, as of December 31, 2011). As of December 31, 2012, Correval’s assets, liabilities, equity and net income amounted to US$1,166.7, US$1,120.0, US$46.7 and US$4.7 million, respectively.

(ii)	Credicorp Investments Ltd. was established in Bermuda in 2012 to hold the Group’s investment banking activities in Chile, Colombia and Perú. As of December 31, 2012, its consolidated financial statements only include IM Trust operations.

(iii)	BCP Capital S.A.A. is incorporated in Peru and was established in April 2012 through the split of an equity block of BCP; said split resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of US$71.2, US$18.0 and US$53.2 million, respectively. Assets transferred included Credibolsa S.A.B., Creditítulos S.T., Credifondos S.A.F.M. and BCP’s investment banking activities. The equity block split had no effect in the accompanying consolidated financial statements; no gains or losses arose from it.

(iv)	Atlantic Security Holding Corporation (ASHC) is incorporated in the Cayman Islands; its main activity is to invest in equity instruments. Its most significant subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activity is private and institutional banking services and trustee administration.

(v)	PPS is incorporated in Peru; it provides property, casualty, life, health and personal insurance; its activities are supervised by the SBS. During 2012 and 2011, the Group acquired 0.093 and 0.079 percent of PPS shares owned by non-controlling interest, respectively. Through its subsidiary Pacífico S.A. Entidad Prestadora de Salud (EPS) it also provides a wide range of health services in Peru; as explained in more detail in Notes 2(a) and 2(b), during 2012 and 2011, EPS acquired various Peruvian entities specialized in providing health care services.

(vi)	Prima AFP S.A. is a private pension fund administrator incorporated in Peru; its activities are supervised by the SBS.

(vii)	Grupo Crédito S.A. is incorporated in Peru, its main activity is to invest in listed and not listed securities in Peru; it mainly holds part of the Group’s shares in BCP, Prima AFP S.A., PPS and BCP Emisiones Latam 1 S.A.. Grupo Crédito S.A. balances are presented net of its investments in said entities.

(viii)	CCR Inc., is a special purposes entity incorporated in The Bahamas in 2001, its main activity is to manage certain loans granted to BCP by foreign financial entities, see Note 16(a). These loans are collateralized by transactions performed by BCP. As of December 31, 2012 and 2011, the negative equity is generated by unrealized losses from cash flow hedges derivatives.

(ix)	Credicorp Securities Inc. is incorporated in the United States of America and provides securities brokerage services, mainly to retail customers in Latin America.

(x)	BCP Emisiones Latam 1 S.A. is a special purposes entity incorporated in Chile in 2009 through which the Group issued corporate bonds, see Note 16(a).

(xi)	Tarjeta Naranja Perú S.A.C. was incorporated in Peru in 2011. Its main activity is to promote the use of a credit card named “Tarjeta Naranja”.

Notes to the consolidated financial statements (continued)

(c)	Foreign currency translation -

Functional and presentation currency -

The Group has determined that its functional and presentation currency is the United States Dollar (U.S. Dollar or US$), because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group entities, insofar as its main operations and/or transactions in the different countries where the Group operates, such as: loans granted, financing obtained, sale of insurance premiums, interest income, interest expense and an important percentage of purchases; are established and settled in U.S. Dollars.

Subsidiaries that have a functional currency different from the U.S. Dollar were translated for consolidating purposes using the methodology established by IAS 21, “The Effects of Changes in Foreign Exchanges Rates”, as follows:

-	Assets and liabilities, at the closing rate at the date of each statement of financial position presented.

-	Income and expense, at the average exchange rate for each month of the year.

All resulting translation differences were recognized in the caption “Exchange differences on translation of foreign operations” of the consolidated statement of other comprehensive income.

Foreign currency balances or transactions -

Foreign currency transactions or balances are those realized in currencies different from functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are adjusted at the functional currency exchange rate ruling at the reporting date. Differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions are recognized in the consolidated statements of income in the period in which they arise, in the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate as at the dates of the initial transaction.

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

Notes to the consolidated financial statements (continued)

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

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes unit linked insurance contracts. The non-life insurance contracts mainly include automobile, fire and allied and technical lines and healthcare.

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

Notes to the consolidated financial statements (continued)

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

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance, see notes 23 and 24. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party. Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2012 and 2011 the carrying value of the insurance receivables is similar to its fair value due to its short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statements of income. Insurance receivables are derecognized when the derecognition criteria for financial assets, as described in Note 3(g), has been met.

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

Notes to the consolidated financial statements (continued)

DAC for general insurance and health products are amortized over the period in which the related revenues are earned. The reinsurers’ share of deferred acquisition costs is amortized in the same manner as the underlying asset amortization is recorded in the income statement.

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

The technical reserves for retirement, disability and survival annuities are determined as the sum of the discounted value of expected future pensions to be paid during a defined or non defined period, computed upon the basis of mortality tables and discount interest rates. Individual life (including unit linked policies) technical reserves are determined as the sum of the discounted value of expected future benefits, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected theoretical premiums that would be required to meet the future cash outflows. Furthermore, the technical reserves for life insurance contracts comprise the provision for unearned premiums and unexpired risks.

The technical reserves for retirement, disability and survival annuities and individual life insurance contracts are based on assumptions established at the time the contract was issued. Current assumptions are used to update the interest accrued for unit linked insurance contracts.

Notes to the consolidated financial statements (continued)

Life insurance claims reserves include reserves for reported claims and an estimate of the incurred but non-reported claims to the Group (hereinafter “IBNR”). IBNR reserves as of December 31, 2012 and 2011, were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; the projection is based on the ratios of cumulative past claims. Adjustments to the liabilities at each reporting date are recorded in the consolidated statements of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an assessment is made of whether the recognized life insurance liabilities are adequate, net of related DAC, by using an existing liability adequacy test as laid out under IFRS 4. As of December 31, 2012 and 2011, Management determined that the liabilities were adequate and; therefore, it has not recorded any additional life insurance liability.

(ii)	Non-life insurance contract liabilities (which comprises general and healthcare insurance)

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the estimated ultimate cost of all claims incurred but not settled at the date of the consolidated statements of financial position, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore the ultimate cost of these cannot be known with certainty at the date of the consolidated statements of financial position. IBNR are estimated and included in the provision (liabilities). IBNR reserves as of December 31, 2012 and 2011, were determined on the basis of the Bornhuetter - Ferguson methodology – BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally the reserve is released over the term of the contract and is recognized as premium income.

At each reporting date the Group reviews its unexpired risk and an existing liability adequacy test as laid out under IFRS 4 to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated income statement by setting up a provision for liability adequacy. As of December 31, 2012 and 2011, Management determined that the liabilities were adequate; therefore, it has not recorded any additional non life insurance liabilities.

Notes to the consolidated financial statements (continued)

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

(iii)	Income from medical services and sale of medicines (those not categorized as healthcare insurance)
Income from medical services is recognized in the date the service is provided. -

Income from the sale of medicines is recognized when the significant risks and rewards of ownership of the medicines have passed to the buyer, usually on delivery of the medicines.

Income from medical services and sale of medicines is recorded in the caption “Other income” of the consolidated statements of income.

Benefits, claims and expenses recognition

(i)	Gross benefits and claims

Gross benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claims handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Annuities payments are recorded when due.

General and health insurance claims includes all claims occurring during the year, whether reported or not, internal and external claims handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustments to claims outstanding from previous years.

Notes to the consolidated financial statements (continued)

(ii)	Reinsurance premiums
Comprise the total premiums payable for the whole coverage provided by contracts entered in the period and are recognized on the date on which the policy incepts. Unearned reinsurance premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims
Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

(iv)	Cost of medical services and sale of medicines (those not categorized as healthcare insurance)

Cost of medical services is recorded when incurred.

Cost of sale of medicines, which is the cost of acquisition of the medicines, is recorded when medicines are delivered, simultaneously with the recognition of income for the corresponding sale.

Cost of medical services and sale of medicines are recorded in the caption “Other expense” of the consolidated statements of income.

(f)	Financial Instruments: Initial recognition and subsequent measurement -

The Group classifies its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities. The Group determines the classification of its financial instruments at initial recognition.

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

(i)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss includes financial assets held for trading and financial assets designated at fair value through profit or loss, which designation is upon initial recognition and in an instrument by instrument basis. Derivatives financial instrument are also categorized as held for trading unless they are designated as hedging instruments.

Notes to the consolidated financial statements (continued)

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

Changes in fair value of designated financial assets through profit or loss upon initial recognition are recorded in the consolidated statements of income caption “Net gain on financial assets designated at fair value through profit and loss”. Interest earned is accrued in the consolidated statements of income in the caption “Interest and dividend income”, according to the terms of the contract. Dividend income is recorded when the collection right has been established.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statements of income in the caption “Interest and dividend income”. Losses from impairment are recognized in the consolidated statements of income in the caption “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based in an internal risk classification and considering any guarantees and collaterals received, Note 3(i) and 30.1.

Notes to the consolidated financial statements (continued)

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

After initial recognition, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statements of income in the caption “Net gain on sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated statements of income in the caption “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

Interest and dividends earned are recognized in the consolidated statements of income in the caption “Interest and dividend income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

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

As of December, 31, 2012 and 2011, the Group did not reclassify any of its available-for- sale financial investments.

(iv)	Held-to-maturity financial investments

Held-to-maturity financial investments are non–derivative financial assets with fixed or determinable payments and fixed maturities, which Credicorp has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortization is included in the caption “Interest and dividend income” of the consolidated statements of income. The losses arising from impairment of such investments are recognized in the consolidated statements of income.

As of December, 31, 2012, the Group has not recognized any impairment loss on held-to-maturity investments.

Notes to the consolidated financial statements (continued)

If the Group were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two years.

As of December, 31, 2012, the Group did not sell or reclassify any of its held-to-maturity investments.

(v)	Repurchase and reverse repurchase agreements and security lending and borrowing transactions

Securities sold under agreements to repurchase at a specified future date are not derecognized from the consolidated statements of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recognized as an asset with a corresponding obligation to return it, including accrued interest, as a liability within “Payables from repurchase agreements and security lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is treated as interest expense and is accrued over the life of the agreement using the effective interest rate. When the counterparty has the right to sell or repledge the securities, the Group reclassifies those securities in its consolidated statement of financial position to Investments available-for-sale pledged as collateral or Investments held-to-maturity pledged as collateral, as appropriate.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the consolidated statements of financial position. The consideration paid, including accrued interest, is recorded in the consolidated statements of financial position caption “Receivables from reverse repurchase agreements and security borrowing”, reflecting the transaction’s economic substance as a loan by the Group. The difference between the purchase and resale price is recorded in the caption “Financial income” of the consolidated statements of income and is accrued over the life of the agreement using the effective interest rate.

If securities purchased under agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statements of financial position caption “Financial liabilities designated at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statements of income caption “Net gain on sale of securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected on the consolidated statements of financial position if the risks and rewards of ownership are also transferred.

(vi)	Put and call options over non-controlling interest

Put and call options do not give the Group present access to the benefits associated with the ownership interest.

Put options granted to non-controlling interests give rise to a financial liability for the present value of the redemption amount. When the financial liability is recognized initially, the present value of the amount payable upon exercise of the option is reclassified from equity. All subsequent changes in the carrying amount of the liability, due to a re-measurement of the present value of the amount payable on exercise, are recognized in the consolidated statements of income.

Call options are initially recognized as a financial asset at their fair value, with any subsequent changes in their fair value recognized in profit or loss. If the call options are exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controlling interest. If the call options lap unexercised, any carrying amount for the call option is expensed in profit or loss. Management has determined that the call had an insignificant fair value.

Notes to the consolidated financial statements (continued)

(vii)	Other financial liabilities

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

Notes to the consolidated financial statements (continued)

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability; difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statements of income

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

The Group assesses at each date of the consolidated statements of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Criteria used for each category of financial assets are as follows:

(i)	Financial assets carried at amortized cost

For loans, receivables and held-to-maturity investments that are carried at amortized cost, the Group first assesses whether objective evidence of impairment exists for financial assets that are individually significant, or collectively, for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

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

Notes to the consolidated financial statements (continued)

If in the future a write-off loan is later recovered, the recovery is recognized in the consolidated statements of income, as a credit to the caption “Provision for loan losses, net of recoveries”.

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

For collective evaluation impairment, financial assets are grouped considering the Group’s internal credit grading system, which considers credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

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

In the case of equity investments, objective evidence would include a significant or prolonged decline in its fair value below cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from investments available-for-sale reserve of the consolidated statements of changes in equity and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in the consolidated statements of comprehensive income.

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statements of income. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of “Interest and dividend income” of the consolidated statements of income. If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss is reversed through the consolidated statements of income.

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

Notes to the consolidated financial statements (continued)

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

Property, furniture and equipment are stated at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statements of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years

Buildings, hospitals and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income.

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

Notes to the consolidated financial statements (continued)

Intangible assets identified as a consequence of the acquisition of subsidiaries and other intangible assets, are recognized on the consolidated statements of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life; as follows:

Years

Client relationship – Prima AFP	20
Client relationship – Edyficar	10
Client relationship – Private hospitals	2, 3 and 14
Client relationship – Correval	8 and 10
Client relationship – IM Trust	22
Brand name – Edyficar	20
Brand name – Private hospitals	30
Brand name – Correval	25
Brand name – IM Trust	25
Fund manager contract - Correval	28
Fund manager contract – IM Trust	11
Licenses – Private hospitals	35
Rights of use - BCP	5
Other	5

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination.

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

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) as “Other liabilities” in the consolidated statements of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statements of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Notes to the consolidated financial statements (continued)

Any increase in the liability relating to a financial guarantee is included in the consolidated statements of income. The fee received is recognized in the consolidated statement of income in the caption “Banking services commissions” on a straight line basis over the life of the granted financial guarantee.

(r)	Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The contribution payable to a defined contribution pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employees benefits” of the consolidated statements of income. Unpaid contributions are recorded as a liability.

(s)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

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

Notes to the consolidated financial statements (continued)

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

As explained in Note 19(a), until 2008 the Group granted a supplementary remuneration plan to certain employees who had at least one year serving Credicorp or any of its Subsidiaries in the form of stock appreciation rights (SARs) over a certain number of Credicorp shares. SARs were granted at a fixed price and are exercisable at that price, allowing the employee to obtain a gain in cash (“cash-settled transaction”) arising from the difference between the fixed exercise price and the market price at the date the SARs are executed.

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated statements of income caption “Salaries and employee benefits”. When the price or terms of the SARs are modified, any additional expense is recorded in the consolidated statements of income.

(ii)	Equity-settled transactions

As explained in Note 19(b), since 2009 a new supplementary remuneration plan was implemented to replace the SARs plan (see (i) above).

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in the consolidated statements of income caption “Salaries and employees benefits”.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

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

Part of transactions with derivatives , while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

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

Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. Hedges are formally assessed at each reporting date. A hedge is regarded as highly effective if a change in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated is expected to offset in a range between 80 percent and 125 percent.

Notes to the consolidated financial statements (continued)

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows:

(i)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the consolidated statements of income.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of income when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve are transferred to the consolidated statements of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in the cash flow hedge reserve until the forecast transaction or firm commitment affects profit or loss.

(ii)	Fair value hedges

The change in the fair value of an interest rate hedging derivative is recognized in the consolidated statements of income in interest expense. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is also recognized in the consolidated statements of income.

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

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statements of income.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statements of income.

Notes to the consolidated financial statements (continued)

(iii)	Embedded derivates

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not held for trading or designated at fair value through profit or loss.

The Group has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, see Note 3(f)(i), and Note 8.

(y)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to segments, Note 27.

(z)	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 30.8.

Commissions generated for these activities are included in the caption “Other income” of the consolidated statements of income.

(aa)	Cash and cash equivalents -

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with original maturities of three months or less, excluding restricted balances.

(ab)	Reclassifications -

When it is necessary, comparative figures have been reclassified to conform to the current year presentation. Certain transactions were reclassified in the current year presentation; in Management’s opinion those reclassifications are not significant to the consolidated financial statement as of December 31, 2012 and 2011.

Notes to the consolidated financial statements (continued)

(ac)	Issued International Financial Reporting Standards but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but not effective as of December 31, 2012:

-	IAS 1 “Presentation of Items of Other Comprehensive Income — Amendments to IAS 1”. Effective for annual periods beginning on or after January 1, 2013. It changes the grouping of items presented in Other Comprehensive Income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time are presented separately from items that will never be reclassified.

-	IAS 19 “Employee benefits (amendment)”. Effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 19 remove the option to defer the recognition of actuarial gains and losses, i.e., the corridor mechanism. All changes in the value of defined benefit plans will be recognised in profit or loss and other comprehensive income.

-	IAS 28 “Investments in Associates and Joint Ventures (revised)”. Effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.

-	IAS 32 “Financial instruments: Presentation – Offsetting financial assets and financial liabilities (amendment)”. Effective for annual periods beginning on or after January 1, 2014. The amendment clarifies the meaning of currently has a legally enforceable right to set-off and criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. Furthermore, this amendment clarifies that in order to offset two or more financial instruments, entities must currently have a right of set-off that cannot be contingent on a future event, and must be legally enforceable in all of the following circumstances: (i) the normal course of business; (ii) an event of default; and (iii) an event of insolvency or bankruptcy of the entity or any of the counterparties.

-	IFRS 7 “Financial Instruments: Disclosures - Offsetting financial assets and financial liabilities (amendment)”. Effective for annual periods beginning on or after January 1, 2013. The amendment will require entities to disclose gross amounts subject to rights of set-off and the related net credit exposure. This information will help understand the extent to which an entity has set off in its statement of financial position and the effects of rights of set-off on the entity’s rights and obligations.

-	IFRS 9 “Financial Instruments: Classification and Measurement”. Effective for annual periods beginning on or after January 1, 2015. IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.

-	IFRS 10 “Consolidated Financial Statements”. Effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 “Consolidation — Special Purpose Entities”. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require Management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

Notes to the consolidated financial statements (continued)

-	IFRS 11 “Joint Arrangements”. Effective for annual periods beginning on or after January 1, 2013. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

-	IFRS 12 “Disclosure of Interests in Other Entities”. Effective for annual periods beginning on or after January 1, 2013. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required.

-	IFRS 13 “Fair Value Measurement”. Effective for annual periods beginning on or after January 1, 2013. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

-	Annual Improvements to IFRS (issued in May 2012) The IASB issued Improvements to IFRSs, an omnibus of amendments and improves to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after January 1, 2013.

The Group is in process of assessing the impact, if any, that the application of these standards may have on its consolidated financial statements.

4.	Cash and due from banks

This item is made up as follows:

	2012	2011
	US$(000)	US$(000)

Cash and clearing	953,354	926,008
Deposits in Peruvian Central Bank – BCRP	6,205,611	3,784,514
Deposits in banks	686,115	790,187
	7,845,080	5,500,709

Accrued interest	4,025	2,153

Total	7,849,105	5,502,862

Notes to the consolidated financial statements (continued)

As of December 31, 2012 and 2011, cash and due from banks includes approximately US$6,396.4 and US$4,617.9 million, respectively, mainly from BCP, which represent the legal reserve that Peruvian banks must maintain for its obligations with the public, and are within the limits established by prevailing Peruvian legislation at those dates.

The legal reserve funds maintained with BCRP are not interest-bearing, except for the part of the mandatory reserve in U.S. Dollars and in Nuevos Soles that exceeds the minimum legal reserve. As of December 31, 2012, the excess in U.S. Dollars amounts approximately to US$3,257.4 million and bear interest at an annual average interest rate of 0.10 percent (US$2,257.3 million and annual average interest rate of 0.18, as of December 31, 2011), while the excess in Nuevos Soles amounts approximately to S/.2,953.7 million, equivalent to US$1,158.3 million, and bear interest in Nuevos Soles at an annual average interest rate of 1.75 percent (S/.1,007.2 million, equivalent to US$373.6 million, and annual average interest rate of 2.45 percent, as of December 31, 2011).

Deposits in local and foreign banks correspond principally to balances in Nuevos Soles and U.S. Dollars. All deposits are unrestricted and earn interest at market rates. As of December 31, 2012 and 2011, Credicorp does not have significant deposits in any specific financial institution.

Notes to the consolidated financial statements (continued)

5.	Repurchase and reverse repurchase agreements and security lending and borrowing
(a)	Credicorp, through its subsidiaries, Correval and IM Trust, provides financing to its customers through “Receivables from reverse repurchase agreements and security borrowing”, in which a financial instrument serves as collateral. As of December 31, 2012, the details of said transactions were the following:

	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Total	Fair value of underlying assets
	(%)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Instruments issued by the Colombian Government	4.58	506,354	566,381	-	1,072,735	1,074,712
Instruments issued by the Chilean Government	0.53	50,653	-	-	50,653	50,708
Other instruments	5.24	14,892	61,420	518	76,830	77,049
		571,899	627,801	518	1,200,218	1,202,469

(b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and security lending” by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2012 and 2011, the details of said transactions were the following:

	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Total	Fair value of underlying assets
	(%)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Instruments issued by the Colombian Government	4.28	417,980	565,083	-	983,063	991,808
Instruments issued by the Chilean Government	0.51	46,872	-	-	46,872	46,920
Other instruments	3.09	30,925	36,498	762	68,185	71,133
Debt Instruments (*)		-	-	780,221	780,221	832,114
		495,777	601,581	780,983	1,878,341	1,941,975

(*)	Includes repurchase agreements in which the Bank has pledged as collateral cash, see Note 12(e), available-for-sale investments and held-to-maturity investments, see note 6(p). As of December 31, 2012, the balance includes mainly US$225.0 million payable to Commerzbank, US$200.0 million payable to Nomura International Plc., US$117.6 million payable to Deutsche Bank A.G. and US$100.4 million payable to Barclays PLC (US$250 million payable to Barclays as of December 31, 2011). These repurchase agreements have maturity between February 2013 and August 2020. (June 2012, as of December 31, 2011) and their interest rates are between 0.66 percent and 4.3 percent (Libor 6M+0.72 percent, as of December 31, 2011). Likewise, as of December 31,2012, the Group has hedged through Interest Rate Swaps (IRS) repurchase agreements at variable rate for a notional amount of US$200 million, see Note 12(b); as a result, these repurchase agreements were economically converted to fix rate.

Notes to the consolidated financial statements (continued)

6.	Investments available-for-sale and held-to-maturity
(a)	Investments available for sale are made up as follows:

	2012				2011
		Unrealized gross amount				Unrealized gross amount
	Amortized Cost	Gains	Losses (b)	Estimated fair value	Amortized cost	Gains	Losses (b)	Estimated fair value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

BCRP certificates of deposit (e)	2,964,473	1,024	(184)	2,965,313	2,061,020	65	(1,305)	2,059,780
Corporate, leasing and subordinated bonds (f)	1,907,688	156,680	(2,155)	2,062,213	1,670,805	74,962	(16,439)	1,729,328
Governments’ treasury bonds (g)	613,107	128,026	(356)	740,777	768,304	79,480	(923)	846,861
Assets back securities (h)	271,692	33,008	(187)	304,513	245,556	12,466	(733)	257,289
Central Bank of Bolivia certificates of deposit (i)	159,312	785	-	160,097	110,727	226	(8)	110,945
Participations in mutual funds	141,250	6,812	(157)	147,905	62,333	6,466	(91)	68,708
Restricted mutual funds (j)	62,640	37,108	-	99,748	61,642	26,677	-	88,319
Participation in RAL’s funds (k)	78,751	-	-	78,751	49,263	-	-	49,263
Bonds of multilateral development banks	70,935	6,737	-	77,672	69,923	4,223	(78)	74,068
Negotiable certificates of deposit	35,358	5,269	-	40,627	39,966	1,158	(5)	41,119
Hedge funds	22,283	3,307	(540)	25,050	27,133	1,462	(738)	27,857
Collateralized mortgage obligations (CMO) (l)	17,984	2,867	-	20,851	23,265	1,163	(77)	24,351
US Government – Agencies and Sponsored Enterprises	11,969	1,418	-	13,387	17,161	1,469	(2)	18,628
	6,357,442	383,041	(3,579)	6,736,904	5,207,098	209,817	(20,399)	5,396,516

Listed securities (m)	151,245	462,111	(2,762)	610,594	116,193	361,525	(2,281)	475,437
Not-listed securities	12,247	1,436	(215)	13,468	4,065	126	(212)	3,979
	163,492	463,547	(2,977)	624,062	120,258	361,651	(2,493)	479,416

	6,520,934	846,588	(6,556)	7,360,966	5,327,356	571,468	(22,892)	5,875,932

Accrued interest				50,729				39,669

Total				7,411,695				5,915,601

(b)	Credicorp’s Management has determined that the unrealized losses as of December 31, 2012 and 2011 are of temporary nature. Management intents and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

(c)	For the year ended December 31, 2012, as a result of the impairment assessment of its investments available-for-sale, the Group recorded an impairment amounting to US$0.1 million (US$1.0 million as of December 31, 2011), which is presented in the caption “Impairment loss on available-for-sale investments” of the consolidated statements of income.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest is presented in Note 17(c).

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2012 and 2011, the maturities and the annual effective interest rates of the investments available for sale are as follows:

Investments available-for-sale	Maturity		Annual effective interest rates
	2012	2011	2012						2011
			S/.		US$		Other currencies		S/.		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

BCRP certificates of deposit	Jan-2013 / May-2014	Jan-2012 / Dec-2012	3.76	4.09	-	-	-	-	4.10	4.26	-	-	-	-
Corporate, leasing and subordinated bonds	Jan-2013 / Nov-2067	Jan-2012 / Nov-2067	2.84	8.07	0.05	21.10	1.49	5.78	2.19	9.48	0.20	47.10	3.29	8.80
Governments’ treasury bonds	Jan-2013 / Nov-2050	Jan-2012 / Nov-2050	2.67	3.80	0.07	5.82	0.57	0.57	1.34	7.42	0.02	9.95	-	-
Central Bank of Bolivia certificates of deposit	Jan-2013 / Mar-2014	Jan-2012 / Nov-2013	-	-	-	-	0.00	2.80	-	-	-	-	0.00	2.80
Assets back securities	Mar-2013 / May-2032	Jan-2012 / May-2033	0.61	4.40	1.90	5.42	6.94	8.44	4.25	6.97	2.56	9.34	6.94	8.44
Bonds of multilateral development banks	May-2013 / Jun-2022	Feb-2012 / Aug-2018	0.32	0.34	0.20	3.28	-	-	5.66	6.74	0.65	7.77	-	-
Negotiable certificates of deposit	Mar-2013 / Mar-2019	Jan-2012 / Mar-2029	0.02	5.40	3.08	3.08	1.10	1.20	4.40	5.13	0.97	3.00	1.50	1.50
Collateralized mortgage obligations (CMO)	Oct-2013 / May-2036	Nov-2016 / Mar-2067	-	-	0.95	8.95	-	-	-	-	4.71	11.19	-	-
US Government – Agencies and sponsored enterprises	Jul-2014 / Oct-2041	Jul-2012 / Apr-2057	-	-	0.31	3.41	-	-	-	-	0.61	5.93	-	-

(e)	BCRP certificates of deposit are issued at discount through public auctions, negotiated in the Peruvian secondary market and settled in Nuevos Soles.

(f)	The unrealized losses on these investments as of December 31, 2012, corresponded to 85 items of which the highest individual unrealized loss amounts to approximately US$0.3 million (65 items and US$1.8 million, respectively as of December 31, 2011).

(g)	As of December 31, 2012, includes mainly debt instruments issued by the Peruvian Government in Nuevos Soles for an amount of US$371.9 million and in U.S. Dollars for an amount of US$176.9 million, the Colombian Government in U.S. Dollars for US$79.9 million and the U.S. Government in U.S Dollars for US$39.1 million (US$423.8 million and US$210.8 million, US$143.9 million and US$48.7 million issued by the Peruvian, Colombian, and the U.S Governments, respectively, as of December 31, 2011).

As of December 31, 2012, the Group maintains cross currency swaps (“CCS”) designated as cash flow hedges of certain fix bonds denominated in Nuevos Soles and Euros issued by the Peruvian Government for a notional amount of US$124.8 million, see note 12(b); through CCS theses bonds were economically converted to U.S. Dollars at fix rate.

(h)	Assets back securities are secured by a specified pool of underlying assets and are mainly traded in the Peruvian over-the-counter market. Pools of underlying assets are made up of receivables with predictable future payments.

As of December 31, 2012 and 2011, the balance includes US$124.4 million and US$122.2 million, respectively of financial instruments issued by Hunt Oil Company (the originator). The underlying assets are future receivables from the sale of hydrocarbons extracted in Peru. The bonds have semiannual payments up to 2025.

(i)	As of December 31, 2012 and 2011, certificates of deposits issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

Notes to the consolidated financial statements (continued)

(j)	Restricted mutual funds comprise participation quotas in the private pension funds managed by the Group as required by Peruvian regulations. They have disposal restrictions and their profitability is the same as the one obtained by the private pension funds managed.

(k)	These funds amount approximately to US$35.6 million in Bolivianos and US$43.2 million in U.S. Dollars, respectively, (US$27.4 million and US$21.8 million, respectively, as of December 31, 2011) and comprise investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required to all banks established in Bolivia.

(l)	Collaterized mortgage obligations correspond to senior tranches.

(m)	As of December 31, 2012, the unrealized gains on listed securities arises mainly from shares in Banco de Crédito e Inversiones de Chile (BCI Chile), Inversiones Centenario S.A.A., Alicorp S.A.A. and Edelnor S.A.A., which amounted to US$208.4, US$66.1, US$98.3 and US$54.3 million, respectively (US$158.3, US$53.3, US$65.9 and US$41.9 million, respectively, as of December 31, 2011).

(n)	As of December 31, 2012 and 2011, the Group maintains IRS, which were designated as fair value hedges of fix rate bonds denominated in U.S. Dollars issued by the Peruvian Government, corporate and international financial entities, for a notional amount of US$53.5 million (US$54.0 million as of December 31, 2011), see Note 12(b); through the IRS these bonds were economically converted to variable interest rate.

(o)	Investments held-to-maturity
This item is made up as follows:

2012
US$(000)

Peruvian sovereign bonds	106,955
Bonds of foreign governments	104,879
Peruvian treasury bonds	43,288
255,122

Accrued interest	4,541

Total	259,663

As of December 31, 2012, held-to-maturity investments mature between March 2019 and August 2020 and their fair value amounts to US$262.5. These investments bear interest at an annual effective interest rate of 3.80 percent for bonds issued in Nuevos Soles and between 1.55 and 1.96 percent for bonds issued in U.S. Dollars.

Notes to the consolidated financial statements (continued)

(p)	As of December 31, 2012, the Group entered into Repo transactions over corporate, multilateral development banks and governments’ bonds accounted for as investments available-for-sale for an estimated fair value of US$501.0 million (US$223.2 million as of December 31, 2011); the related liability is presented in the caption “Payables from repurchase agreements and security lending” of the consolidated statements of financial position, see Notes 5(b) and 12(e).

Also, as of December 31, 2012, the Group entered into Repo transactions over investments held-to-maturity for an estimated fair value US$262.5, as described in (o) above. The related liability is presented in the caption “Payables from repurchase agreements and security lending” of the consolidated statements of financial position, see Notes 5(b).

(q)	Investments available-for-sale and investments held-to-maturity classified by contractual maturity is as follows:

	2012		2011
	Available-for-sale	Held-to-maturity	Available-for-sale
	US$(000)	US$(000)	US$(000)

Up to 3 months	1,166,594	-	964,035
From 3 months to 1 year	1,716,156	-	1,486,204
From 1 to 3 years	1,009,905	-	556,542
From 3 to 5 years	457,729	-	436,876
Over 5 years	2,035,066	255,122	1,718,712
Without maturity	975,516	-	713,563

Total	7,360,966	255,122	5,875,932

Notes to the consolidated financial statements (continued)

7.	Loans, net
(a)	This item is made up as follows:

	2012	2011
	US$(000)	US$(000)
Direct loans -
Loans	14,593,949	11,986,080
Leasing receivables	3,487,351	2,786,129
Credit card receivables	2,311,329	1,807,717
Discounted notes	557,328	552,233
Factoring receivables	326,497	254,516
Advances and overdrafts	55,881	25,130
Refinanced and restructured loans	142,207	96,031
Past due and under legal collection loans	372,431	259,050
	21,846,973	17,766,886
Add (less) -
Accrued interest	159,716	121,563
Unearned interest	(535,045)	(446,508)
Allowance for loan losses (d)(*)	(699,022)	(519,708)

Total direct loans, net	20,772,622	16,922,233

Indirect loans, Note 20(a)	4,520,107	3,728,000

(b)	Loans by class are as follows:

	2012	2011
	US$(000)	US$(000)

Commercial loans	12,549,088	10,631,341
Residential mortgage loans	3,485,487	2,725,145
Consumer loans	2,965,277	2,234,871
Micro-business loans	2,847,121	2,175,529

Total	21,846,973	17,766,886

(c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

Notes to the consolidated financial statements (continued)

(d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2012
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	224,796	65,429	132,626	135,335	558,186
Provision	78,589	11,103	115,171	172,978	377,841
Recoveries of written-off loans	15,626	3,196	9,546	17,933	46,301
Loan portfolio written-off	(31,111)	(559)	(79,657)	(134,462)	(245,789)
Translation result	1,777	1,268	291	4,633	7,969

Ending balances (*)	289,677	80,437	177,977	196,417	744,508

	2011
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	188,786	52,324	100,778	106,709	448,597
Provision	56,009	10,626	49,535	98,728	214,898
Recoveries of written-off loans	12,380	2,794	10,949	15,319	41,442
Loan portfolio written-off	(34,443)	(1,265)	(30,462)	(89,239)	(155,409)
Translation result	2,064	950	1,826	3,818	8,658

Ending balances (*)	224,796	65,429	132,626	135,335	558,186

	2010
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	158,947	41,471	84,849	90,782	376,049
Provision	56,803	8,398	30,322	79,159	174,682
Recoveries of written-off loans	12,953	2,517	6,914	12,221	34,605
Loan portfolio written-off	(41,158)	(853)	(21,970)	(78,755)	(142,736)
Translation result	1,241	791	663	3,302	5,997

Ending balances (*)	188,786	52,324	100,778	106,709	448,597

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately US$699.0 million and US$45.5 million, respectively, as of December 31, 2012 (approximately US$519.7 million and US$38.5 million; and US$415.7 million and US$32.9 million, as of December 31, 2011 and 2010, respectively). The allowance for indirect loan losses is included in the caption “Other liabilities” of the consolidated statements of financial position, Note 12(a).

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2012, 2011 and 2010 has been established in accordance with IAS 39 and is sufficient to cover incurred losses on the loan portfolio.

Notes to the consolidated financial statements (continued)

(e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

(f)	Interest on past due for more than 90 days and under legal collection loans are recognized when collected. Interest income that would have been recorded for these loans in accordance with their original contract terms and have not been recognize as income amounts to approximately US$72.2 million, US$49.8 million and US$38.5 million as of December 31, 2012, 2011 and 2010, respectively.

(g)	As of December 31,2012, the Group has hedged through CCS a group of assets (loans) at fixed rate and denominated in Nuevos Soles for a notional amount of US$3.8 million, see Note 12(b); as a result, these loans were economically converted to US$ Dollars at fixed exchange rate.

(h)	As of December 31, 2012 and 2011, the direct gross loan portfolio classified by maturity, based on the remaining period to repayment date is as follows:

	2012	2011
	US$(000)	US$(000)

Outstanding loans -
Up to 1 year	9,375,949	7,855,825
From 1 to 3 years	4,761,917	3,753,857
From 3 to 5 years	2,778,334	2,219,746
Over 5 years	4,558,342	3,678,408

Past due loans -
Up to 4 months	148,709	91,653
Over 4 months	100,338	95,769
Under legal collection	123,384	71,628

Total	21,846,973	17,766,886

8.	Financial assets designated at fair value through profit or loss
(a)	This item is made up as follows:

	2012	2011
	US$(000)	US$(000)

Unit Linked financial assets (b)	74,323	49,816
Indexed certificates (c)	32,815	40,287

	107,138	90,103

(b)	The Group issues unit linked life insurance contracts whereby the policyholder bears the investment risk on the assets held in the unit linked funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund. For the year 2012, the gain resulting from the difference between cost and estimated fair value for these financial assets amounted to approximately US$6.8 million (loss of US$6.1 million for the year 2011) and is presented in the caption “Net gain on financial assets designated at fair value through profit or loss” of the consolidated statements of income (“Net loss on financial assets designated at fair value through profit or loss” for the year 2011). The offsetting of this effect is included in gross premiums which are part of the caption “Net premiums earned” of the consolidated statements of income, see Note 23.

Notes to the consolidated financial statements (continued)

(c)	In connection with the liabilities that result from Credicorp’s stock appreciation rights (SARs), (Note 19(a)), BCP signed several contracts with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited, Citigroup Capital Market Inc. (collectively hereinafter “Citigroup”) and Credit Agricole Corporate and Investment Bank (hereinafter “Calyon”). These contracts consist of the purchase of certificates indexed to the performance of Credicorp Ltd. (BAP) shares, in the form of “warrants” issued by Citigroup and Calyon, with the same number of Credicorp Ltd. shares. These certificates are cash settled and their final settlement price is equivalent to the daily volume-weighted average of the per share price for BAP shares on each business day, on which Citigroup or any of its affiliates or Calyon effects any transactions with respect to BAP shares in order to unwind its position established and maintained to hedge its price and market risk with respect to the issued certificates.

The certificates have a maturity of 5 years but can be settled anytime before their maturity, partially or totally. As of December 31, 2012 and 2011, the Group had 214,914 and 355,914 certificates at a total cost of US$13.5 million and US$22.4 million, respectively (US$62.9 per certificate as of December 31, 2012 and 2011). For the year 2012, the net gain generated by the indexed certificates is comprised by the gain arising from their valuation, approximately US$1.4 million (loss of US$49.1 million for the year 2011), plus the gain resulting from their settlement, approximately US$10.1 million (gain of US$30.6 million for the year 2011) and has been recorded in the caption “Net gain on financial assets designated at fair value through profit or loss” of the consolidated statements of income (“Net loss on financial assets designated at fair value through profit or loss” for the year 2011).

Notes to the consolidated financial statements (continued)

9.	Receivable and payable accounts from insurance contracts
(a)	As of December 31, 2012 and 2011, the caption “Premiums and other policies receivable” of the consolidated statements of financial position includes balances which primarily due in a current period, have no collaterals and present no material past due balances.

(b)	The movements of the captions accounts receivable and payable to reinsurers and coinsurers are as follows:

Accounts receivable	2012	2011
	US$(000)	US$(000)

Beginning balances	151,080	160,249
Reported claims of premiums ceded, Note 24	62,508	28,627
Premiums ceded unearned during the year, Note 23(a) (**)	597	9,091
Premiums assumed	14,722	20,039
Settled claims of premiums ceded by facultative contracts	26,094	26,345
Collections and other	(87,541)	(93,271)

Ending balances	167,460	151,080

Accounts receivable as of December 31, 2012 and 2011, include US$56.5 and US$58.0 million, respectively, which correspond to the unearned portion of the ceded premiums to the reinsurers.

Accounts payable	2012	2011
	US$(000)	US$(000)

Beginning balances	75,366	60,775
Premiums ceded to reinsurers in facultative contracts, Note 23(a) (**)	101,023	98,639
Coinsurance granted	4,462	11,067
Payments and other	(112,315)	(95,115)

Ending balances	68,536	75,366

Accounts payable to reinsurers are primarily related to the proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess of loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period. The net movement of the accounts payable of automatic contracts (mainly excess of loss) of the years 2012 and 2011 are included in the item “Premiums ceded to reinsurers, net” for US$52.2 million and U$40.3 million, respectively, see Note 23(a) (**).

Notes to the consolidated financial statements (continued)

10.	Property, furniture and equipment, net
(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2012 and 2011, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Hospitals	Vehicles and equipment	Work in progress	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	50,973	358,348	138,013	110,303	171,189	50,814	44,481	19,444	943,565	902,814
Additions	53,932	9,905	1,799	13,813	20,772	14,173	1,517	46,306	162,217	100,819
Business acquisitions, Note 2(a)	-	5,137	-	937	1,373	14,316	-	-	21,763	-
Business acquisitions, Note 2(b)	-	-	-	-	-	-	-	-	-	50,814
Transfers	65	3,407	11,633	5,487	6,401	-	1,760	(28,753)	-	-
Sales, disposals and other	(3,377)	(6,020)	(3,986)	(3,060)	(8,850)	-	(1,233)	-	(26,526)	(110,882)
Balance as of December 31	101,593	370,777	147,459	127,480	190,885	79,303	46,525	36,997	1,101,019	943,565

Accumulated depreciation -
Balance as of January 1	-	169,164	91,486	70,709	118,052	3,944	17,777	-	471,132	529,901
Depreciation for the year	-	9,123	9,129	5,912	21,794	3,763	3,711	-	53,432	48,028
Business acquisitions, Note 2(a)	-	398	-	154	172	2,475	-	-	3,199	-
Business acquisitions, Note 2(b)	-	-	-	-	-	-	-	-	-	3,944
Retiros, bajas y otros	-	(2,363)	(2,433)	(2,880)	(8,162)	-	(1,205)	-	(17,043)	(110,741)
Balance as of December 31	-	176,322	98,182	73,895	131,856	10,182	20,283	-	510,720	471,132

Net book value	101,593	194,455	49,277	53,585	59,029	69,121	26,242	36,997	590,299	472,433

(b)	Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

(c)	As of December 31, 2012, Credicorp and its Subsidiaries have property available for sale for approximately US$42.7 million, net of its accumulated depreciation amounting to approximately US$10.3 million (US$23.0 and US$10.4 million, respectively, as of December 31, 2011).

(d)	Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2012 and 2011 there is no evidence of impairment of the Group’s property, furniture and equipment.

Notes to the consolidated financial statements (continued)

11.	Intangibles assets and goodwill, net
(a)	Intangibles –

The movement of finite useful lives intangible assets for the years ended December 31, 2012 and 2011, is as follows:

Description	Client relationships (i)	Rights of use	Brand name (ii)	Fund Manager Contract (iii)	Software and developments	Other	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	98,068	20,000	23,746	-	245,115	56,134	443,063	363,215
Additions	-	-	-	-	31,908	31,722	63,630	55,311
Business acquisition 2(a)	27,282	-	29,203	46,753	-	2,305	105,543	-
Business acquisition 2(b)	-	-	-	-	-	-	-	26,147
Transfers	-	-	-	-	25,800	(25,800)	-	-
Disposals and other	-	-	-	-	(1,856)	(1,294)	(3,150)	(1,610)
Balance as of December 31	125,350	20,000	52,949	46,753	300,967	63,067	609,086	443,063

Accumulated amortization -
Balance as of January 1	24,239	1,333	1,606	-	138,552	10,885	176,615	132,024
Amortization of the year	6,461	4,000	2,847	-	41,335	435	55,078	45,854
Disposals and other	-	-	-	-	(1,835)	(34)	(1,869)	(1,263)
Balance as of December 31	30,700	5,333	4,453	-	178,052	11,286	229,824	176,615

Net book value	94,650	14,667	48,496	46,753	122,915	51,781	379,262	266,448

During 2012, additions are related to the implementation and development of several projects (Implementation of treasury solutions, windows system, CRM for wholesale banking, basic information of clients among others). During 2011, additions were related to implementation and development of sundry IT projects, mainly “AIO” related to the increase in infrastructure, mainframe and licenses to support the increase in operations.

Notes to the consolidated financial statements (continued)

(i)	Client relationships -

This item is made up as follows:

	2012	2011
	US$(000)	US$(000)

Prima AFP – AFP Unión Vida	61,267	65,686
IM Trust	13,728	-
Correval	11,010	-
Edyficar	4,438	5,099
Private hospitals	4,207	3,044

Book value, net	94,650	73,829

(ii)	Brand name -

This item is made up as follows:

	2012	2011
	US$(000)	US$(000)

Correval	14,087	-
Private hospitals	14,043	10,452
Edyficar	11,028	11,688
IM Trust	9,338	-

Book value, net	48,496	22,140

(iii)	Fund manager contract -

This item is made up as follows:

2012
US$(000)

Correval	27,173
IM Trust	19,580

Book value, net	46,753

Management has assessed at each reporting date that there is no indication that client relationships, rights of use, brand name, fund manager contract and software and developments may be impaired.

Notes to the consolidated financial statements (continued)

(b)	Goodwill -

This item is made up as follows:

	2012	2011
	US$(000)	US$(000)
Goodwill -
IM Trust, Note 2(a)	109,948	-
Private hospitals, Notes 2(a) and 2(b)	86,825	45,540
Edyficar	50,696	50,696
Prima AFP	44,594	44,594
Correval, Note 2(a)	39,376	-
Banco de Crédito del Perú	18,733	18,733
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	13,007	13,007
Atlantic Security Holding Corporation	10,660	10,660
Corporación Novasalud Perú S.A. EPS	3,744	3,744
Willis Corredores de Seguros S.A.	2,784	-

Book value, net	380,367	186,974

Management annually assesses goodwill to identify any impairment; assumptions used are consistent with previous years. As of December 31, 2012 and 2011, Management concluded that there is no impairment in the recorded goodwill.

Notes to the consolidated financial statements (continued)

12.	Other assets and other liabilities
(a)	These items are made up as follows:

	2012	2011
	US$(000)	US$(000)

Other assets
Financial instruments
Value added tax credit	261,757	231,012
Accounts receivable	248,963	129,645
Derivatives receivable (b)	159,364	82,519
Income tax prepayments, net	102,260	54,435
Cash collateral on repurchase agreements and others (e)	68,680	90,065
Operations in process (c)	20,368	44,952
	861,392	632,628
Non-financial instruments
Deferred income tax asset, Note 18(c)	144,508	96,074
Prepaid expenses	105,915	72,393
Deferred fees	49,875	47,629
Investments in associates	29,725	13,428
Seized assets, net	10,405	10,842
Other	15,970	21,996
	356,398	262,362

Total	1,217,790	894,990

Other liabilities
Financial instruments:
Accounts payable	360,152	223,743
Payroll, taxes, salaries and other personnel expenses	196,556	155,184
Derivatives payable (b)	166,158	145,261
Put options written on non-controlling interest, Note 2(c)	121,772	-
Allowance for indirect loan losses, Note 7(d)	45,486	38,478
Operations in process (c)	32,210	31,020
Account payable for acquisition of subsidiary, Note 2(a)	20,643	-
Contributions	9,245	23,694

	952,222	617,380
Non-financial instruments
Deferred income tax liability, Note 18(c)	168,499	109,564
Provision for sundry risks (d)	39,070	29,009
Other	3,158	1,056

	210,727	139,629

Total	1,162,949	757,009

Notes to the consolidated financial statements (continued)

(b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place changes.

The table below presents as of December 31, 2012 and 2011, the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured, see Note 20(a).

		2012				2011				2012 and 2011
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Hedged instrument
		US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward exchange contracts		74,955	59,379	5,831,227	Between January 2013 and October 2014	21,135	28,672	3,473,264	Between January and December 2012	-
Interest rate swaps		30,028	29,387	1,310,895	Between January 2013 and December 2022	31,220	31,203	697,436	Between March 2012 and December 2022	-
Currency swaps		26,931	16,975	588,839	Between March 2013 and September 2022	18,093	9,587	312,975	Between January 2012 and September 2022	-
Options		433	423	95,288	Between January and July 2013	206	801	64,184	Between January and December 2012	-

		132,347	106,164	7,826,249		70,654	70,263	4,547,859

Derivatives held as hedges -
Cash flow hedges (ii):
Interest rate swaps (IRS)	5(b)(*)	-	662	200,000	Between March 2019 and August 2020	-	-	-	-	Repurchase agreements
Interest rate swaps (IRS)	14(a)(i)(*)	-	2,774	383,333	Between April 2013 and March 2014	534	3,200	500,000	Between October 2012 and March 2014	Due to banks
Interest rate swaps (IRS)	16(a)(ii)	-	46,388	505,722	Between January 2013 and March 2016	-	62,601	687,673	Between January 2012 and June 2017	Secured notes issued
Cross currency swaps (CCS)	6(g)	-	3,001	124,827	Between October 2014 and August 2020	-	-	-	-	Investments available-for-sale
Cross currency swaps (CCS)	7(g)	-	210	3,824	Between March 2013 and November 2020	-	-	-	-	Loans
Cross currency swaps (CCS)	16(a)(iii)	15,915	-	128,855	October 2014	2,411	-	115,433	October 2014	Bonds issued
Cross currency swaps and interest rate swaps (CCS and IRS)	16(a)(iv)	11,102	2,028	60,118	Between March 2013 and March 2015	8,920	3,651	82,226	Between June 2012 and March 2015	Bonds issued

Fair value hedges:
Interest rate swaps (IRS)	6(n)	-	4,931	53,515	Between May 2013 and June 2019	-	5,546	54,049	Between May 2012 and June 2019	Investments available-for-sale

		27,017	59,994	1,460,194		11,865	74,998	1,439,381

		159,364	166,158	9,286,443		82,519	145,261	5,987,240

Notes to the consolidated financial statements (continued)

(i)	Derivatives held for trading are principally negotiated to satisfy client’s needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply IAS 39 hedging accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	As of December 31, 2012						As of December 31, 2011
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Forward exchange contracts	53,710	18,687	2,558	-	-	74,955	11,962	8,162	1,010	-	-	21,134
Interest rate swap	-	91	2,299	15,806	11,832	30,028	3	136	2,129	1,290	27,662	31,220
Currency swap	1,836	1,135	19,742	954	3,264	26,931	5,388	1,593	6,898	2,433	1,783	18,095
Options	335	98	-	-	-	433	90	115	-	-	-	205

Total assets	55,881	20,011	24,599	16,760	15,096	132,347	17,443	10,006	10,037	3,723	29,445	70,654

	As of December 31, 2012						As of December 31, 2011
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Forward exchange contracts	27,744	31,175	460	-	-	59,379	11,974	16,420	278	-	-	28,672
Interest rate swap	19	93	3,293	15,828	10,154	29,387	3	133	3,399	1,228	26,440	31,203
Currency swap	-	18	12,288	927	3,742	16,975	3	915	4,352	2,634	1,683	9,587
Options	299	124	-	-	-	423	695	106	-	-	-	801

Total liabilities	28,062	31,410	16,041	16,755	13,896	106,164	12,675	17,574	8,029	3,862	28,123	70,263

Notes to the consolidated financial statements (continued)

(ii)	The Group is exposed to variability in future interest cash flows on assets and liabilities in foreign currency and/or which bear interest variable rates. The Group uses derivatives financial instruments as cash flow hedges to cover these risks.

A schedule indicating, as of December 31, 2012, the periods when the cash flow hedges are expected to occur and affect the consolidated statement of income, net of the deferred income tax is presented below:

	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
	US$(000)	US$(000)	US$(000)	US$(000)

Cash outflows (liabilities)	382,825	513,977	30,644	273,605
Consolidated statement of income	22,394	30,640	6,535	5,913

As of December 31, 2012, the accumulated balance of unrealized loss on cash flow hedges recorded as other comprehensive income in the caption “Cash flow hedges reserve”, results from the current hedges (unrealized loss for approximately US$52.4 million) and the terminated hedge in 2009 (unrealized gain for approximately US$9.1 million) which is being recognized over the maturity of the underlying financial instrument, see Note 16(a)(viii). Likewise, the transfer of net unrealized loss on cash flow hedges to the consolidated statements of income is presented in Note 17(c).

(c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final consolidated statements of financial position account until the first days of the following month. These transactions do not affect the Group’s net consolidated income.

(d)	The movement of the provision for sundry risks for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Beginning balance	29,009	19,425	27,225
Provision, Note 25	12,942	10,661	8,440
Business acquisition , Note 2(b)	7,339	4,044	-
Decreases	(10,220)	(5,121)	(16,240)

Ending balance	39,070	29,009	19,425

Notes to the consolidated financial statements (continued)

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

(e)	As of December 31, 2012, it corresponds to restricted funds related to repurchase agreements (Note 5(b)) amounting to US$68.7 million (as of December 31, 2011, it corresponds to restricted funds related to repurchase agreements and derivatives transactions amounting to US$82.8 million and US$7.3 million, respectively).

13.	Deposits and obligations
(a)	This item is made up as follows:

	2012	2011
	US$(000)	US$(000)

Demand deposits	8,065,131	6,614,487
Saving deposits	6,084,078	5,096,509
Time deposits (c)	7,415,710	5,039,541
Severance indemnity deposits	2,232,492	1,757,124
Bank’s negotiable certificates	167,542	136,338

	23,964,953	18,643,999

Interest payable	75,467	59,848

Total	24,040,420	18,703,847

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to such policy, balances that are lower than a specified amount for each type of account, do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

Notes to the consolidated financial statements (continued)

(b)	The amounts of non-interest and interest bearing deposits and obligations are made up as follows:

	2012	2011
	US$(000)	US$(000)
Non-interest
In Peru	5,767,705	4,645,607
In other countries	855,660	745,081
	6,623,365	5,390,688

Interest bearing
In Peru	16,033,766	12,363,772
In other countries	1,307,822	889,539
	17,341,588	13,253,311

Total	23,964,953	18,643,999

(c)	Time deposits balance classified by maturity is as follows:

	2012	2011
	US$(000)	US$(000)

Up to 3 months	5,218,466	3,163,777
From 3 months to 1 year	1,757,737	1,531,252
From 1 to 3 years	221,231	293,393
From 3 to 5 years	168,268	1,118
More than 5 years	50,008	50,001

Total	7,415,710	5,039,541

As of December 31, 2012 and 2011, in Management’s opinion, the Group’s deposits and obligations are diversified with no significant concentrations.

As of December 31, 2012 and 2011, approximately US$7,560.0 million and US$6,233.4 million, respectively of the deposits and obligations balances, are covered by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At those dates, the “Fondo de Seguro de Depósitos” covered up to US$35,771.0 and US$33,984.1, respectively.

Notes to the consolidated financial statements (continued)

14.	Due to banks and correspondents
(a)	This item is made up as follows:

	2012	2011
	US$(000)	US$(000)

International funds and others (i)	2,226,341	1,672,348
Promotional credit lines (ii)	332,687	241,836
Inter-bank funds	117,599	138,671
	2,676,627	2,052,855

Interest payable	9,634	7,165

Total	2,686,261	2,060,020

(i)	This item is made up as follows:

	2012	2011
	US$(000)	US$(000)

Syndicated loans (*)	381,101	496,073
Deutsche Bank	154,161	121,679
China Development Bank	149,122	148,875
Standard Chartered Bank	140,335	197
JP Morgan Chase	130,068	-
Cobank	116,338	47,903
Bank of America N.A.	110,000	95,645
Citibank N.A.	105,390	94,968
Bank of New York Mellon	99,000	50,000
Toronto Dominion Bank	98,000	85,000
Sumitomo Mitsui Banking Corp.	90,000	20,000
Corporación Andina de Fomento – CAF	85,000	200,00
Wells Fargo & Co.	78,000	144,998
Banco Latinoamericano de Comercio Exterior	60,000	-
Banco de la Nación	47,059	11,128
Commerzbank	29,910	-
Other	352,857	355,882

Total	2,226,341	1,672,348

(*)	As of December 31, 2012, the balance includes two syndicated loans obtained from foreign financial entities in March 2011 and October 2010 amounting to US$150.0 million and US$233.3 million, respectively with maturity in March 2014 and October 2013, respectively, with interest payments every semester at Libor 6m+1.75 percent. During 2011, the syndicated loans, which are subject to variable interest rate risk, were hedged through IRS with the same maturities; as a result, the loans were economically converted to fix interest rate, see Note 12(b).

Notes to the consolidated financial statements (continued)

(ii)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronym, respectively) to promote the development of Peru, they have maturities between May 2013 and December 2035 and their annual interest rates are between 6.00 and 7.75 percent (between January 2012 and November 2031 and annual interest rate between 6.00 and 7.75 percent as of December 31, 2011). These credit lines are secured by a loan portfolio amounting to US$332.6 and US$241.8 million as of December 31, 2012 and 2011, respectively.

Some due to foreign financial entities and promotional credit lines balances include standard covenants related to financial ratios, use of funds and other administrative matters, which in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the dates of the consolidated financial statements.

(b)	As of December 31, 2012 and 2011, maturities of due to banks and correspondents are shown below, based on the remaining period to the repayment date:

Due to banks and correspondents	2012	2011
	US$(000)	US$(000)

Up to 3 months	898,085	585,211
From 3 months to 1 year	872,282	458,685
From 1 to 3 years	377,932	731,912
From 3 to 5 years	254,938	199,575
More than 5 years	273,390	77,472

Total	2,676,627	2,052,855

(c)	As of December 31, 2012 and 2011, credit lines granted by several local and foreign financial institutions, available for future operating activities amounted to US$2,891.7 and US$2,117.0, respectively.

Notes to the consolidated financial statements (continued)

15.	Insurance claims reserves and technical reserves
(a)	This item is made up as follows:

	2012
	Claims reserves		Technical reserves	Total
	Direct	Assumed
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	129,260	-	1,067,727	1,196,987
General insurance	116,913	15,487	189,267	321,667
Health insurance	54,848	8	41,489	96,345

Total	301,021	15,495	1,298,483	1,614,999

	2011
	Claims reserves		Technical reserves	Total
	Direct	Assumed
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	100,940	-	901,175	1,002,115
General insurance	111,901	1,136	186,470	299,507
Health insurance	44,718	7	31,951	76,676

Total	257,559	1,143	1,119,596	1,378,298

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in the caption “Accounts receivable from reinsurers and coinsurers” of the consolidated financial statements, see note 9.

As of December 31, 2012, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of US$44.4, US$1.2 and US$28.9 million, respectively (US$28.1, US$3.2 and US$23.8 million, respectively, as of December 31, 2011).

During 2012 and previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. Retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2012 and 2011.

Notes to the consolidated financial statements (continued)

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

The movement for the years ended December 31, 2012 and 2011 of insurance claims and technical reserves is as follows:

(b)	Insurance claims reserves (direct and assumed):

	2012
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	100,940	113,037	44,725	258,702
Claims, Note 24	166,249	140,747	220,972	527,968
Payments	(124,735)	(121,206)	(214,133)	(460,074)
Translation result	(13,194)	(178)	3,292	(10,080)

Final balance	129,260	132,400	54,856	316,516

	2011
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	84,919	127,712	41,431	254,062
Claims, Note 24	123,194	93,314	189,878	406,386
Payments	(108,738)	(107,840)	(187,250)	(403,828)
Translation result	1,565	(149)	666	2,082

Final balance	100,940	113,037	44,725	258,702

(c)	Technical reserves:

	2012
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	901,175	186,470	31,951	1,119,596
Time course expenses and other	34,541	-	-	34,541
Unearned premium and other technical reserves variation, net	11,233	2,375	8,362	21,970
Insurance subscriptions	168,641	-	-	168,641
Payments	(41,765)	-	-	(41,765)
Translation result	(6,098)	422	1,176	(4,500)

Final balance	1,067,727	189,267	41,489	1,298,483

Notes to the consolidated financial statements (continued)

	2011
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Initial balance	758,807	156,808	26,646	942,261
Time course expenses and other	32,258	-	-	32,258
Unearned premium and other technical reserves variation, net	9,435	30,953	5,312	45,700
Insurance subscriptions	135,073	-	-	135,073
Payments	(37,470)	-	-	(37,470)
Translation result	3,072	(1,291)	(7)	1,774

Final balance	901,175	186,470	31,951	1,119,596

As of December 31, 2012 and 2011, no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival annuities and individual life (included unit linked insurance contracts) reserves as of those dates, were the following:

Modality	Mortality Table	Technical rates

Annuities	RV - 2009, B - 2006 and MI – 2006	3.5% - 6.03% in dollars, 3.5% - 5.13% in adjusted dollars, 1.50% - 3.56% in soles and 4.5% - 5.59% adjusted soles.
Retirement, disability and survival	B-85, B-85 adjusted, MI-85	1.24% -3% in soles, 4.54% - 4.55% in adjusted soles and 3.62% - 3.53% in adjusted dollars
Individual life insurance contracts (included unit linked insurance contracts)	CSO 80 adjustable	4.00% - 5.00% in US$

Notes to the consolidated financial statements (continued)

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2012, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival annuities contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, being the results as follows:

	Amount of the	Variation of the reserve
Variables	reserve	Amount	Percentage
	US$(000)	US$(000)%

Portfolio in U.S. Dollars - Basis amount	500,730
Changes in interest rates: + 100 bps	453,897	(46,832)	(9.35)
Changes in interest rates: - 100 bps	556,975	56,245	11.23
Changes in Mortality tables to 105%	495,485	(5,245)	(1.05)
Changes in Mortality tables to 95%	506,263	5,533	1.11

	Amount of the	Variation of the reserve
Variables	reserve	Amount	Percentage
	US$(000)	US$(000)%

Portfolio in S/. - Basis amount	389,364
Changes in interest rates: + 100 bps	346,051	(43,313)	(11.12)
Changes in interest rates: - 100 bps	442,560	53,196	13.66
Changes in Mortality tables to 105%	385,906	(3,459)	(0.89)
Changes in Mortality tables to 95%	393,027	3,662	0.94

Notes to the consolidated financial statements (continued)

16.	Bonds and notes issued
(a)	This item is made up as follows:

	Weighted annual interest rate	Interest payment	Maturity	Issued amount		2012	2011
				(000)		US$(000)	US$(000)
	%

Senior Notes – (i)
First issuance	5.38	Semi-annual	September 2020	US$	800,000	790,446	796,010
Second issuance	4.75	Semi-annual	March 2016	US$	700,000	694,037	687,002
						1,484,483	1,483,012
CCR Inc. MMT 100 – Secured notes – (ii)
2005 Series A Floating Rate Certificates	Libor 1m + 21 bps	Monthly	October 2012	US$	230,000	-	19,252
2006 Series A Floating Rate Certificates	Libor 1m + 24 bps	Monthly	March 2016	US$	100,000	22,364	27,326
2008 Series A Fixed Rate Certificates	6.27	Monthly	June 2015	US$	150,000	66,173	88,170
2008 Series B Floating Rate Certificates	Libor 1m + 25 bps	Monthly	December 2015	US$	150,000	87,112	116,731
2010 Series A Floating Rate Certificates	Libor 1m + 47.5 bps	Monthly	October 2012	US$	128,074	-	44,118
2010 Series B Floating Rate Certificates	Libor 1m + 57.6 bps	Monthly	March 2016	US$	100,000	41,399	51,164
2010 Series C Floating Rate Certificates	Libor 1m + 44.5 bps	Monthly	July 2017	US$	350,000	279,247	311,912
2010 Series D Floating Rate Certificates	Libor 1m + 36.1 bps	Monthly	July 2014	US$	150,000	66,896	103,821
2012 Series A y B Floating Rate Certificates	Libor 1m + 22.5 bps	Monthly	July 2017	US$	150,000	148,976	-
2012 Series C Fixed Rate Certificates	4.75	Monthly	July 2022	US$	315,000	312,785	-
						1,024,952	762,494

Corporate bonds – (iii)
First program
Tenth issuance Series B	8.00	Quarterly	March 2013	S/.	10,000	3,922	9,273

Second program
First issuance (Series A y B)	6.83	Semi-annual	Between December 2014 and March 2015	S/.	275,000	80,045	102,003
First and second issuance (Series A) – Edyficar	5.49	Semi-annual	Between April 2015 and January 2016	S/.	130,000	49,411	-
Third issuance (Series A and B)	7.72	Quarterly	Between June and July 2018	S/.	200,000	76,302	74,184

Fourth Program
Fourth issuance (Series A, B, C y D)	6.41	Semi-annual	Between July and December 2014	S/.	233,414	70,360	66,549
Fifth issuance (Series A)	5.31	Semi-annual	September 2013	S/.	50,000	19,608	17,365
Eight issuance (Series A)	3.75	Semi-annual	January 2014	US$	91,000	89,000	88,674
Ninth issuance (Series A)	6.22	Semi-annual	November 2016	S/.	128,000	49,957	47,423
Tenth issuance (Series A, B and C)	5.92	Semi-annual	Between December 2021 and November 2022	S/.	550,000	210,298	55,638

BCP Emisiones Latam 1 S.A. (First issuance - Series A) – (iv)	4.00	Semi-annual	October 2014	Ch UF	2,700	128,490	114,692
						777,393	575,801

Notes to the consolidated financial statements (continued)

	Weighted annual interest rate	Interest payment	Maturity	Issued amount		2012	2011
				(000)		US$(000)	US$(000)
	%

Subordinated notes - (v)	6.13	Semi-annual	April 2027	US$	350,000	348,015	-

Subordinated notes – (vi)	6.88	Semi-annual	September 2026	US$	350,000	327,708	317,497

Junior subordinated bonds – (vii)	9.75	Semi-annual	November 2069	US$	250,000	223,374	220,396

Subordinated bonds
First issuance (Series A)	6.22	Semi-annual	May 2027	S/.	15,000	5,882	5,564
First issuance (Series A) – PPS	6.97	Quarterly	November 2026	US$	60,175	55,174	52,018
First, second and third issuance (Series A) – Edyficar	7.44	Semi-annual	Between October 2021 and December 2022	S/.	110,000	43,137	25,965
Fifth issuance (Series A)	8.25	Semi-annual	October 2012	S/.	50,000	-	4,803
Fourth issuance (Series A, B, C y D)	7.82	Quarterly	Between February and May 2016	US$	113,822	98,789	97,612

First issuance – Second program (Series A y B)	5.75	Semi-annual	Between September and October 2013	US$	20,000	8,078	12,801
						211,060	198,763

Negotiable certificate of deposit – (viii)	7.45	Semi-annual	October 2022	S/.	483,280	177,386	171,387

Subordinated negotiable certificates of deposit - (ix)	6.88	Semi-annual	Between November 2021 and September 2026	US$	129,080	119,239	118,574

Leasing bonds - First program – (x)
Sixth issuance (Series A)	8.72	Quarterly	August 2018	S/.	100,000	39,216	37,092

Negotiable certificates of deposit – First Program
Fourth issue (Series A, B y C) – Edyficar	5.31	At maturity	Between July and August 2012	S/.	94,906	-	35,203

Mortgage bonds - (x)	7.44	Semi-annual	April 2012	US$	5,000	-	503

						4,732,826	3,920,722
Interest payable						50,562	44,800

Total						4,783,388	3,965,522

Notes to the consolidated financial statements (continued)

(i)	BCP can redeem in whole or in a part these notes at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity or redemption.

(ii)	All issuances are secured by the collection of BCP´s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

2005, 2006, 2008 and 2010 issuances subject to variable interest rates were hedged through IRS; as a result, they were economically converted to fix interest rate, see Note 12(b).

(iii)	As of December 31,2012 and 2011, the Group has hedged through CCS and IRS, corporate bonds issued in Peruvian currency for a notional amount of US$60.1 million and US$82.2 million, respectively, subject to foreign exchange and variable interest risks, see Note 12(b); as a result, these bonds were economically converted to US$ Dollars at fixed rate.

(iv)	This issuance is denominated in “Chilean Unidades de Fomento – UF” for 2.7 million. The Group can redeem 100 of the bonds only if the legal reserve funds legislation and the tax law, related to income tax and value added tax change in Peru, Panama or Chile. This debt, subject to foreign exchange risk, has been hedged through CCS for a notional amount equal to the principal and with the same maturity, see Note 12(b); as a result, these bonds were economically converted to US$ Dollars.

(v)	Starting April 24, 2022, the interest rate becomes a variable rate of Libor 3 months plus 704.3 basis points. Between April 24, 2017 and until April 24, 2022, BCP may redeem all or part of the subordinated notes with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from April 24, 2022 or at any later date of coupon payment, BCP can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

(vi)	Starting September 16, 2021, the interest rate becomes a variable rate of Libor 3 months plus 770.8 basis points. Between September 16, 2016 and until September 15, 2021, BCP may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, BCP can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

(vii)	In November 2019, interest rate will be Libor 3 months plus 816.7 basis points. On that date and on any interest payment date BCP can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

This debt does not have collateral and qualifies as Tier 1 capital for SBS regulations.

(viii)	In October 2017, interest rate will be the average of at least three valuations on the market interest rate for sovereign bonds issued by the Peruvian Government (with maturity on 2037), plus 150 basis points, with semiannual payments. From such date, BCP can redeem 100 percent of the certificates, without penalties. Payment of principal will take place at the date of maturity or redemption.
Cash flows of this debt, subject to foreign exchange risk and interest rate risk, were hedged, until October 2009, through CCS and IRS; at that date, the Group discontinued prospectively the combined cash flow hedge of CCS and IRS through their unwinding, see Note 12(b)(ii).

(ix)	In November 2016, the interest rate will change to a floating interest rate, established as Libor plus 2.79 percent, with semi-annual payments. From such date, BCP can redeem 100 percent of the debt, without penalties. Payment of principal will take place at he date of maturity or redemption.

(x)	The leasing bonds and mortgage bonds are collateralized by the fixed assets financed by the Group.

Notes to the consolidated financial statements (continued)

(b)	Bonds and notes issued, classified by maturity are shown below:

	2012	2011
	US$(000)	US$(000)

Up to 3 months	44,573	55,335
From 3 months to 1 year	169,750	227,195
From 1 to 3 years	770,808	683,228
From 3 to 5 years	1,211,711	345,134
More than 5 years	2,535,984	2,609,830

Total	4,732,826	3,920,722

17.	Equity
(a)	Share capital -

As of December 31, 2012, 2011 and 2010, 94,382,317 shares of capital stock were issued at US$5 per share.

(b)	Treasury stock -

As of December 31, 2012, treasury stock comprises the par value of 14,991,059 Credicorp’s shares (14,974,957 and 14,941,833 Credicorp’s shares as of December 31, 2011 and 2010, respectively) owned by the Group’s companies.

The difference between their acquisition cost of US$220.8 million and their par value of US$74.6 million (as of December 31, 2011 and 2010 acquisition cost of US$217.8 million and of US$209.2 million, respectively and their par value of US$74.9 million and US$74.7 million, respectively) is presented as a reduction of “Capital surplus”.

Notes to the consolidated financial statements (continued)

(c)	Reserves -

Some of the Group’s subsidiaries are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20, 30 or 35 percent, depending on their activity and country of incorporation) through annual transfers of 10 percent of their net income. As of December 31, 2012, 2011 and 2010, these reserves amounted to approximately US$620.3, US$461.9 and US$441.5 million, respectively.

The Shareholders’ meetings held on March 30, 2012, March 31, 2011 and March 26, 2010 agreed to transfer from “Retained earnings” to “Reserves” US$517.4, US$407.8 and US$331.6 million, respectively.

Notes to the consolidated financial statements (continued)

The caption “Other reserves” includes the unrealized net gain (loss) from available-for-sale investments and from derivatives instruments used as cash flow hedges, net deferred income tax and non-controlling interest; its movement is as follows:

	Unrealized net gain (loss) of:
	Available-for-sale Investments reserve	Cash flow hedge reserve	Foreign currency translation reserve	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2010	288,977	(51,531)	-	237,446
Net unrealized gain from available-for-sale investments	191,305	-	-	191,305
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(59,785)	-	-	(59,785)
Transfer of impairment on investment available-for-sale to the consolidated statements of income	3,250	-	-	3,250
Net unrealized gain from cash flow hedges	-	(44,584)	-	(44,584)
Transfer of net realized loss from cash flow hedges to the consolidated statements of income	-	39,089	-	39,089
Balances as of December 31, 2010	423,747	(57,026)	-	366,721
Net unrealized gain from available-for-sale investments	6,330	-	-	6,330
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(35,760)	-	-	(35,760)
Transfer of impairment on investment available-for-sale to the consolidated statements of income, Note 6(c)	1,025	-	-	1,025
Net unrealized loss from cash flow hedges	-	(23,578)	-	(23,578)
Transfer of net realized loss from cash flow hedges to the consolidated statements of income	-	25,430	-	25,430
Balances as of December 31, 2011	395,342	(55,174)	-	340,168
Net unrealized gain from available-for-sale investments	321,492	-	-	321,492
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(44,511)	-	-	(44,511)
Transfer of impairment on investment available-for-sale to the consolidated statements of income, Note 6(c)	81	-	-	81
Net unrealized loss from cash flow hedges, Note12(b)(ii)	-	(8,548)	-	(8,548)
Transfer of net realized loss from cash flow hedges to the consolidated statements of income, Note 12(b)(ii)	-	20,414	-	20,414
Foreign currency translation	-	-	8,171	8,171
Balances as of December 31, 2012	672,404	(43,308)	8,171	637,267

Notes to the consolidated financial statements (continued)

(d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivatives financial instruments used as cash flow hedges; its movement is as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Available-for-sale investments:
Net unrealized gain from available-for-sale investments	321,492	6,330	191,305
Transfer of realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(44,511)	(35,760)	(59,785)
Transfer of impairment on investment available-for-sale to consolidated statements of income	81	1,025	3,250

Sub total	277,062	(28,405)	134,770
Non-controlling interest	914	4,842	22,795
Income tax	21,342	(29,605)	67,696

	299,318	(53,168)	225,261

Cash flow hedges:
Net unrealized loss from cash flow hedges	(8,548)	(23,578)	(44,584)
Transfer of net realized loss from cash flow hedges to the consolidated statements of income	20,414	25,430	39,089

Sub total	11,866	1,852	(5,495)

Non-controlling interest	72	(272)	(138)
Income tax	165	(1,412)	(1,686)
	12,103	168	(7,319)
Foreign currency translation reserve
Exchange differences on translation of foreign operations	8,171	-	-

Non-controlling interest	91	-	-

	8,262	-	-

Notes to the consolidated financial statements (continued)

(e)	Dividend distribution -
During 2012, 2011 and 2010, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$183.4, US$155.5 and US$135.5 million, respectively.

The Board of Directors Meeting dated February 27, 2013 agreed to declare a cash dividend of US$2.6 per common share, approximately US$245.4 million, corresponding to the 2012 results, dividends will be paid in cash starting May 10, 2013.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. Dividends paid by the Peruvian subsidiaries to Credicorp are subject to a withholding tax of 4.1 percent.

(f)	Equity for legal purposes (Regulatory capital) -
As of December 31, 2012 and 2011, the regulatory capital for Credicorp’s subsidiaries engaged in financial and insurance activities in Peru calculated following SBS regulations amounted to approximately US$3,975.6 and US$3,022.7 million, respectively. As of December 31, 2012, the consolidated regulatory capital for Credicorp exceeds by approximately US$357.5 million the minimum regulatory consolidated capital required by the SBS (approximately US$549.2 million as of December 31, 2011).

18.	Taxes
(a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property. Credicorp’s subsidiaries are subject to corporate taxation on income depending on their country of incorporation. The Peruvian statutory Income Tax rate is 30 percent on taxable income after calculating the workers’ profit sharing, which is determined using a 5 percent rate.

The Bolivian, Chilean and Colombian statutory Income Tax rate are 25, 35 and 33 percent, respectively.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the three years ended December 31, 2012, 2011 and 2010, no taxable income was generated from their operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

		2012	2011	2010
		%	%	%

Peruvian statutory income tax rate		30.00	30.00	30.00

Increase (decrease) in the statutory tax rate due to:
(i)	Increase (Decrease) arising from net income of subsidiaries not domiciled in Peru	0.60	(0.91)	(0.36)
(ii)	Non-taxable income, net	(3.94)	(4.49)	(4.73)
(iii)	Translation results not considered for tax purposes	(2.92)	(2.07)	(1.24)

Effective income tax rate		23.74	22.53	23.67

Notes to the consolidated financial statements (continued)

(b)	Income tax expense as of December 31, 2012, 2011 and 2010 comprises:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Current -
In Peru	259,367	217,726	200,195
In other countries	8,524	1,839	3,219

	267,891	219,565	203,414
Deferred -
In Peru	(16,308)	(9,057)	(16,333)

Total	251,583	210,508	187,081

The deferred income tax has been calculated on all temporary differences considering the income tax rates effective where Credicorp’s subsidiaries are located.

(c)	The following table presents a summary of the Group’s deferred income tax:

	2012	2011
	US$(000)	US$(000)
Net deferred income tax asset
Deferred assets
Allowance for loan losses, net	99,405	72,540
Reserve for sundry risks, net	8,000	9,010
Share-based compensation rights provision	3,437	3,293
Other	48,602	27,085

Deferred liabilities
Indexed certificates	(6,033)	(5,596)
Intangibles assets, net	(668)	(2,561)
Gain for difference tax exchange	(1,444)	(1,438)
Other	(6,791)	(6,259)

Total	144,508	96,074

Net deferred income tax liability
Deferred assets
Allowance for loan losses, net	597	889
Reserve for sundry risks, net	1,472	1,220
Other	1,530	434

Deferred liabilities
Unrealized net gains on investments	(96,432)	(67,405)
Intangibles assets, net	(52,403)	(23,298)
Deferred commissions	(5,651)	(5,742)
Leasing operations, net	(2,326)	(2,066)
Other	(15,286)	(13,596)

Total	(168,499)	(109,564)

Notes to the consolidated financial statements (continued)

Credicorp and its subsidiaries have recorded a deferred income tax as part of the equity caption “Other reserves” for US$13.0, US$31.0 and US$66.0 million, as of December 31, 2012, 2011 and 2010, respectively, related to the income tax effects of unrealized gains and losses on investments available for sale and cash flow hedges. Likewise, the recognized deferred tax liability arising from the Group’s acquisitions, see Notes 2(a) and 2(b), amounted to US$29.7 million (approximately US$14.3 million, as of December 31, 2011).

(d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries up to four years after their filing. Tax returns of the main subsidiaries not yet reviewed by the Peruvian Tax Authority are the following:

Banco de Crédito del Perú	2009 to 2012
Edyficar	2008 to 2012
Prima AFP	2008 and 2010 to 2012
Pacífico Peruano Suiza	2008 and 2010 to 2012
Pacífico EPS	2008 and 2010 to 2012
Pacífico Vida	2008 and 2010 to 2012

Likewise, the Income Tax returns for the fiscal years 2006 to 2012 of Banco de Crédito de Bolivia are pending to be reviewed by the Bolivian Tax Authority.

The Income Tax returns for the fiscal years 2010 to 2012 of Correval are pending to be reviewed by the Colombian Tax Authority

Also, the Income Tax returns for the fiscal years 2009 to 2012 of IM Trust are pending to be reviewed by the Chilean Tax Authority.

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located it is not possible to determine up to date whether the reviews will generate additional liabilities for Credicorp’s subsidiaries. Therefore, any unpaid tax, penalties or interests that might result from said reviews will be expensed in the year in which they are determined. Nevertheless, Management of Credicorp and its Subsidiaries and their legal advisors consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2012 and 2011.

Notes to the consolidated financial statements (continued)

19.	Share-based compensation plans

(a)	Stock appreciation rights -

As indicated in Note 3(w)(i), the Group granted Credicorp stock appreciation rights (SARs) to certain employees. As of December 31, 2012 and 2011, all SARs had vested and they can be executed up to April, 2014.

Credicorp’s Management has estimated the SARs’ fair value as of December 31, 2012 and 2011, using the binomial option pricing model, considering the following market information:

Key assumptions	2012		2011

Expected volatility		37.23%		39.05%
Risk free interest rate		3.08%		2.43%
Expected lifetime		1.21 years		1.76 years
Quoted price of Credicorp shares at year-end	US$	146.56	US$	109.47

The expected life of the SARs is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the SARs is indicative of future trends, which may also not necessarily be the actual outcome.

The movement of SARs for the years ended December 31, 2012 and 2011 is as follows:

	2012			2011
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)

Balance as of January 1	243,223	243,223	22,088	795,155	777,699	76,989
Vested	-	-	-	-	15,627	(1,356)
Exercised	(110,529)	(110,529)	(12,750)	(550,103)	(550,103)	(45,255)
Decrease	-	-	-	(1,829)	-	-
Increase (decrease) in fair value	-	-	7,314	-	-	(8,290)

Balance as of December 31	132,694	132,694	16,652	243,223	243,223	22,088

The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

The liability recorded for this plan, including the above mentioned income tax, is included in the consolidated statements of financial position caption “Other liabilities – Payroll taxes, salaries and other personnel expenses”, Note 12(a), and the related expense in the consolidated statements of income caption “Salaries and employees benefits”.

As explained in Note 8(c), the Group has certificates linked to the yield of Credicorp’s shares.

(b)	Stock awards (“equity-settled transaction”) -
As indicated in Note 3(w)(iii), on March or April of each year (the “grant date”), the Group grants Credicorp shares (“stock awards”) to certain employees. Shares granted vest 33.3 percent in each one of the subsequent three years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

Notes to the consolidated financial statements (continued)

The fair value of stock awards granted is estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs (see paragraph (a) above), taking into account the terms and conditions upon which the shares were granted.

During 2012, 2011, 2010 and 2009, the Group granted approximately 144,000, 165,000, 170,000 and 227,000 Credicorp’ shares, of which 599,000 and 448,000 shares had vested as of December 31, 2012 and 2011. The expense recorded for the year ended December 31, 2012 amounted to approximately US$16.9 million (US$15.7 and US$11.2 million for the years ended December 31, 2011 and 2010, respectively).

20.	Off-balance sheet accounts

(a)	This item is made up as follows:

	2012	2011
	US$(000)	US$(000)

Contingent credits - indirect loans (b), Note 7(a)
Guarantees and standby letters	3,933,834	3,128,534

Import and export letters of credit	586,273	599,466

	4,520,107	3,728,000

Derivatives, Note 12(b)
Held for trading
Forward currency contracts - buy	3,216,504	1,892,970
Forward currency contracts - sell	2,614,723	1,580,294
Interest rate swaps	1,310,895	697,436
Currency swaps	588,839	312,975
Options	95,288	64,184

Notes to the consolidated financial statements (continued)

	2012	2011
	US$(000)	US$(000)

Held as hedges
Cash flow hedges:
Interest rate swaps	1,089,055	1,187,673
Cross currency swaps	257,506	115,433
Cross currency swaps and interest rate swaps	60,118	82,226
Fair value hedges:
Interest rate swap	53,515	54,049

	9,286,443	5,987,240

Responsibilities under credit lines agreements (c)	4,008,572	3,525,517

Total	17,815,122	13,240,757

(b)	In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statements of financial position.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary. Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

(c)	Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

Notes to the consolidated financial statements (continued)

21.	Interest and dividend income and interest expenses

These items are made up as follow:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Interest and dividend income
Interest on loans	1,948,472	1,533,351	1,218,728
Interest on investments available-for-sale	268,408	223,809	191,971
Interest on due from banks	40,844	42,886	32,337
Interest on trading securities	6,378	3,900	4,824
Dividends from investments available-for-sale and trading securities	16,354	15,321	11,615
Other interest income	29,985	18,497	12,233

Total	2,310,441	1,837,764	1,471,708

Interest expenses
Interest on deposits and obligations	(284,827)	(217,322)	(156,106)
Interest on bonds and notes issued	(242,266)	(186,743)	(124,311)
Interest on due to banks and correspondents	(82,776)	(64,369)	(43,532)
Loss from hedging derivatives instruments	(27,666)	(34,922)	(25,692)
Other interest expenses	(56,111)	(28,244)	(64,480)

Total	(693,646)	(531,600)	(414,121)

During 2012, 2011 and 2010, the interest income accrued on impaired financial instruments recognized in the consolidated statements of income amounted to US$11.5, US$7.8 and US$7.2 million, respectively.

22.	Banking services commissions

This item is made up as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Maintenance of accounts, transfers and credit and debit card services	336,779	288,493	251,840
Funds management	177,189	147,470	125,605
Contingent loans fees	60,616	52,162	43,781
Collection services	69,747	57,036	49,836
Commissions for banking services	23,256	28,249	22,038
Brokerage and custody services	19,756	8,737	7,473
Other	50,078	25,696	24,322

Total	737,421	607,843	524,895

Notes to the consolidated financial statements (continued)

23.	Net premiums earned

(a)	This item is made up as follows:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	US$(000)	US$(000)	US$(000)	US$(000)%

2012
Life insurance	255,938	(11,026)	137	245,049	0.06
Health insurance	294,111	(2,854)	202	291,459	0.07
General insurance	302,252	(138,718)	4,163	167,697	2.48

Total	852,301	(152,598)	4,502	704,205	0.64

2011
Life insurance	200,468	(8,633)	-	191,835	-
Health insurance	236,512	(3,195)	2,338	235,655	1.00
General insurance	258,274	(117,975)	6,634	146,933	4.51

Total	695,254	(129,803)	8,972	574,423	1.56

2010
Life insurance	156,611	(7,544)	-	149,067	-
Health insurance	203,635	(2,817)	3,355	204,173	1.64
General insurance	204,236	(84,935)	7,752	127,053	6.10

Total	564,482	(95,296)	11,107	480,293	2.31

(*)	Includes the annual variation of the unearned premiums and other technical reserves.
(**)	“Premiums ceded to reinsurers, net” include:

	2012	2011
	US$(000)	US$(000)

Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(52,172)	(40,255)
Premiums ceded for facultative contracts, Note 9(b)	(101,023)	(98,639)
Annual variation for unearned premiums ceded reserves, Note 9(b)	597	9,091

	(152,598)	(129,803)

Notes to the consolidated financial statements (continued)

(b)	Gross premiums earned by insurance type and its participation over total gross premiums are described below:

	2012		2011		2010
	US$(000)%		US$(000)%		US$(000)%

Life insurance (i)	255,938	30.03	200,468	28.83	156,611	27.74
Health insurance (ii)	294,111	34.51	236,512	34.02	203,635	36.07
General insurance (iii)	302,252	35.46	258,274	37.15	204,236	36.18

Total	852,301	100.00	695,254	100.00	564,482	100.00

(i)	The breakdown of life insurance gross premiums earned is as follows:

	2012		2011		2010
	US$(000)%		US$(000)%		US$(000)%

Credit Life	60,364	23.59	43,328	21.61	32,445	20.72
Group Life	51,465	20.11	42,382	21.14	35,078	22.40
Retirement, disability and survival	79,814	31.18	54,746	27.31	47,083	30.06
Annuities	5,623	2.20	5,159	2.58	6,941	4.43
Individual life and personal accident (*)	58,672	22.92	54,853	27.36	35,064	22.39

Total life insurance gross premiums	255,938	100.00	200,468	100.00	156,611	100.00

(*)	This item includes unit linked insurance contracts.

(ii)	Health insurance gross premiums includes medical assistance which amounts to US$287.3 in 2012 (US$231.1 and US$198.8 in 2011 and 2010, respectively) and represents 97.67 percent in this business line in 2012 (97.71 and 97.60 percent in 2011 and 2010, respectively).

Notes to the consolidated financial statements (continued)

(iii)	The breakdown of General insurance gross premiums earned is as follows:

	2012		2011		2010
	US$(000)%		US$(000)%		US$(000)%

Automobile	95,847	31.71	85,567	33.13	73,753	36.11
Fire and allied lines	72,624	24.03	50,490	19.55	45,136	22.10
Technical lines (*)	28,933	9.57	26,138	10.12	20,978	10.27
Third party liability	20,073	6.64	20,719	8.02	5,495	2.69
Aviation	17,727	5.86	17,377	6.73	7,275	3.56
Theft and robbery	17,258	5.71	13,054	5.06	11,136	5.45
Transport	16,736	5.54	14,217	5.50	12,916	6.33
SOAT (Mandatory automobile line)	11,303	3.74	11,160	4.32	9,716	4.76
Marine Hull	7,306	2.42	6,684	2.59	6,228	3.05
Others	14,445	4.78	12,868	4.98	11,603	5.68

Total general insurance gross premiums	302,252	100.00	258,274	100.00	204,236	100.00

(*)	Technical lines include Contractual All Risk (CAR), Machinery breakdown, Erection All Risk (EAR), Electronic equipment (EE), Construction equipment All Risk (TREC).

24.	Net claims incurred for life, property and casualty and health insurance contracts

This item is made up as follows:

	2012
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims, Note 15(b)	166,249	140,747	220,972	527,968
Ceded claims, Note 9(b)	(6,284)	(55,125)	(1,099)	(62,508)

Net insurance claims	159,965	85,622	219,873	465,460

	2011
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims, Note 15(b)	123,194	93,314	189,878	406,386
Ceded claims, Note 9(b)	(4,515)	(22,602)	(1,510)	(28,627)

Net insurance claims	118,679	70,712	188,368	377,759

Notes to the consolidated financial statements (continued)

	2010
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross insurance claims	102,821	82,763	161,606	347,190
Ceded claims	(2,719)	(27,849)	(1,050)	(31,618)

Net insurance claims	100,102	54,914	160,556	315,572

25.	Other income and expenses

These items are made up as follow:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Other income
Income from medical services and sale of medicines	67,918	11,442	-
Real estate rental income	6,564	5,672	4,309
Income from sale of seized assets	2,976	4,089	5,373
Recoveries of other accounts receivable and other assets	668	658	1,749
Other	8,448	8,513	19,237

Total other income	86,574	30,374	30,668

Other expenses
Commissions from insurance activities	68,428	48,847	39,796
Cost of medical services and sale of medicines	60,452	7,693	-
Sundry technical insurance expenses	27,684	29,292	17,413
Provision for sundry risks, Note 12(d)	12,942	10,661	8,440
Provision for other accounts receivables	1,343	1,649	2,613
Other	17,201	11,398	22,957

Total other expenses	188,050	109,540	91,219

Notes to the consolidated financial statements (continued)

26.	Earnings per share

The net earnings per ordinary share were determined over the net income attributable to equity holders of Credicorp, as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Net income attributable to equity holders of Credicorp (in thousands of U.S. Dollars)	788,778	709,272	571,302

Number of shares:
Ordinary shares, Note 17(a)	94,382,317	94,382,317	94,382,317
Less - treasury shares	(14,974,957)	(14,941,833)	(14,847,842)
Acquisition of treasury shares, net	28,903	(24,843)	(70,494)

Weighted average number of ordinary shares for basic earnings	79,436,263	79,415,641	79,463,981

Plus - effect of dilution	211,720	247,204	201,168
Stock awards
Weighted average number of ordinary shares adjusted for the effect of dilution	79,647,983	79,662,845	79,665,149

Basic earnings per share (in U.S. Dollars)	9.93	8.93	7.19
Diluted earnings per share (in U.S. Dollars)	9.90	8.90	7.17

27.	Operating segments

For management purposes, the Group is organized into four operating segments based on products and services as follows:

Banking -

Principally handling loans, credit facilities, deposits and current accounts.

Insurance -

Principally granting property, transportation, marine hull, automobile, life, health and pension fund underwriting insurance. Private hospitals operations are also included under this operating segment, said operations are specialized in providing health and wellness programs, primary and specialized ambulatory services, and comprehensive acute care services.

Pension funds -

Providing private pension fund management services to individuals.

Investment banking –

Providing brokerage and securities and investment management services to a diversified client base, including corporations, institutional investors, governments and endowments. Also, it includes the structuring and placement of primary market issuances and the execution and trading of secondary market transactions. In addition, offers securitization structuring to corporate entities and manages mutual funds.

Certain operating segments have been aggregated to form the above reportable operating segments.

Notes to the consolidated financial statements (continued)

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

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in 2012, 2011 and 2010.

Notes to the consolidated financial statements (continued)

(i)	The following table presents income and certain asset information regarding the Group’s operating segments (in millions of U.S. Dollars) for the years ended 31 December 2012, 2011 and 2010:

	External income	Income from other segments	Eliminations	Total income (*)	Operating income (**)	Provision for loan losses, net of recoveries	Depreciation and amortization	Impairment of available–for– sale investments	Income before translation result and income tax	Translation result and income tax	Net income	Capital expenditures, intangible assets and goodwill	Total assets

2012
Banking	3,062	140	(140)	3,062	1,558	(378)	(87)	-	786	(151)	632	202	36,227
Insurance	827	33	(33)	827	261	-	(11)	-	98	-	97	66	2,616
Pension funds	118	1	(1)	118	-	-	(9)	-	55	(18)	41	-	249
Investment banking	128	1	(1)	128	37	-	(2)	-	46	(8)	38	274	1,705

Total consolidated	4,135	175	(175)	4,135	1,856	(378)	(109)	-	985	(177)	808	542	40,797

2011
Banking	2,419	125	(125)	2,419	1,224	(215)	(77)	(1)	725	(146)	571	144	28,338
Insurance	682	37	(37)	682	279	-	(8)	-	90	(2)	89	133	2,101
Pension funds	106	-	-	106	-	-	(9)	-	52	(15)	37	2	239
Investment banking	44	1	(1)	44	-	-	-	-	29	(10)	27	-	36

Total consolidated	3,251	163	(163)	3,251	1,503	(215)	(94)	(1)	896	(173)	724	279	30,714

2010
Banking	2,054	133	(133)	2,054	990	(175)	(66)	(3)	601	(132)	470	140	26,377
Insurance	578	30	(30)	578	232	-	(6)	-	94	(13)	80	7	1,716
Pension funds	87	-	-	87	-	-	(10)	-	38	(9)	29	2	258
Investment banking	38	2	(2)	38	-	-	-	-	33	(9)	24	-	43

Total consolidated	2,757	165	(165)	2,757	1,222	(175)	(82)	(3)	766	(163)	603	149	28,394

Notes to the consolidated financial statements (continued)

(ii)	The following tables presents (in millions of U.S. Dollars) the distribution of the Group’s external income, operating income, and non-current assets allocated based on the location of the customer and its assets, respectively for the years ended 31 December 2012, 2011 and 2010:

	2012			2011			2010
	Total income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)

Peru	3,554	1,698	909	3,019	1,423	719	2,540	1,158	687
Panama	255	8	123	50	8	155	46	13	-
Cayman Islands	91	35	-	69	16	-	69	7	-
Bolivia	105	60	16	91	42	17	83	33	19
Colombia	67	37	109	-	-	-	-	-	-
United States of America	17	15	5	17	13	35	16	13	40
Chile	46	3	188	5	1	-	3	(2)	-

Total consolidated	4,135	1,856	1,350	3,251	1,503	926	2,757	1,222	746

(*)	Includes total interest and dividend income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

Notes to the consolidated financial statements (continued)

28.	Transactions with related parties
(a)	The Group’s consolidated financial statements as of December 31, 2012 and 2011 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and enterprises which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

(b)	The following table shows the main transactions with related parties as of December 31, 2012 and 2011:

	2012	2011
	US$(000)	US$(000)

Direct loans	448,353	258,088
Investments available-for-sale and trading securities	171,025	139,676
Deposits	237,610	72,264
Contingent credits	52,556	38,927
Derivatives at fair value	(1,833)	(1,491)
Interest income related to loans – income	7,851	5,755
Interest expense related to deposits - expense	6,651	1,564
Other income	2,136	2,147

(c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. As of December 31, 2012, direct loans to related companies are secured by collaterals, had maturities between January 2013 and August 2022 and accrued an annual average interest rate of 7.76 percent (as of December 31, 2011, had maturities between January 2012 and October 2019 and accrued an annual average interest rate of 7.55 percent). Likewise, as of December 31, 2012, the Group maintained an allowance for loan losses to related parties amounting to US$0.7 million (US$1.5 as of December 31, 2011).

(d)	As of December 31, 2012 and 2011, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2012 and 2011, direct loans to employees, directors and key Management amounted to US$247.2 and US$176.5 million, respectively; said loans are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Credicorp or any of its Subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

(e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2012, 2011 and 2010, comprised the following:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Salaries	8,060	6,672	5,893
Directors’ compensations	2,214	2,181	2,090

Total	10,274	8,853	7,983

Also, key executives compensation includes share based payments as explained in more detail in Note 19. SARs valuation for the years 2012, 2011 and 2010 resulted in a loss amounting to US$5.3 million, a gain amounting to US$5.8 million and a loss amounting to US$24.5 million, respectively. During said years approximately US$8.9 million, US$25.5 million and US$14.8 million, SARs were executed corresponding to SARs vested in previous years and up to April, 2011. Likewise, approximately US$5.6 million, US$4.9 million and US$3.8 million, stock awards vested in the years 2012, 2011 and 2010, respectively. The related executives’ income tax is assumed by the Group.

(f)	As of December 31, 2012 and 2011, the Group has participations in different mutual funds and hedge funds managed by certain Group’s Subsidiaries; said participations are classified as trading securities or Investments available-for-sale and amounted to approximately US$172.1 and US$75.2 million, respectively.

Notes to the consolidated financial statements (continued)

29.	Financial instruments classification

The following are the carrying amounts of the financial assets and liabilities captions in the consolidated statements of financial position, by categories as defined under IAS 39:

	As of December 31, 2012							As of December 31, 2011
	Financial assets and liabilities designated at fair value							Financial assets and liabilities designated at fair value
	Held for trading or hedging	At inception	Loans and receivables	Investments available-for-sale	Investments held- to-maturity	Liabilities at amortized cost	Total	Held for trading or hedging	At inception	Loans and receivables	Investments available-for-sale	Liabilities at amortized cost	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	-	-	7,849,105	-	-	-	7,849,105	-	-	5,502,862	-	-	5,502,862
Receivables from reverse repurchase agreements and security borrowing	-	-	1,200,218	-	-	-	1,200,218	-	-	-	-	-	-
Trading securities	176,751	-	-	-	-	-	176,751	75,611	-	-	-	-	75,611
Investments available-for-sale	-	-	-	7,411,695	-	-	7,411,695	-	-	-	5,915,601	-	5,915,601
Investments held-to-maturity	-	-	-	-	259,663	-	259,663	-	-	-	-	-	-
Loans, net	-	-	20,772,622	-	-	-	20,772,622	-	-	16,922,233	-	-	16,922,233
Financial assets designated at fair value through profit or loss	-	107,138	-	-	-	-	107,138	-	90,103	-	-	-	90,103
Premiums and other policies receivable	-	-	183,983	-	-	-	183,983	-	-	174,367	-	-	174,367
Accounts receivable from reinsurers and coinsurers	-	-	167,460	-	-	-	167,460	-	-	151,080	-	-	151,080
Due from customers on acceptances	-	-	100,768	-	-	-	100,768	-	-	61,695	-	-	61,695
Other assets, Note 12	159,364	-	702,028	-	-	-	861,392	82,519	-	550,109	-	-	632,628

	336,115	107,138	30,976,184	7,411,695	259,663	-	39,090,795	158,130	90,103	23,362,346	5,915,601	-	29,526,180

Liabilities
Deposits and obligation	-	-	-	-	-	24,040,420	24,040,420	-	-	-	-	18,703,847	18,703,847
Payables from repurchase agreements and security lending	-	-	-	-	-	1,878,341	1,878,341	-	-	-	-	250,000	250,000
Due to banks and correspondents	-	-	-	-	-	2,686,261	2,686,261	-	-	-	-	2,060,020	2,060,020
Bankers’ acceptances outstanding	-	-	-	-	-	100,768	100,768	-	-	-	-	61,695	61,695
Financial liabilities designated at fair value through profit or loss	96,124	-	-	-	-	-	96,124	-	-	-	-	-	-
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	68,536	68,536	-	-	-	-	75,366	75,366
Bonds and notes issued	-	-	-	-	-	4,783,388	4,783,388	-	-	-	-	3,965,522	3,965,522
Other liabilities, Note 12	166,158	121,772	-	-	-	664,292	952,222	145,261	-	-	-	472,119	617,380

	262,282	121,772	-	-	-	34,222,006	34,606,060	145,261	-	-	-	25,588,569	25,733,830

Notes to the consolidated financial statements (continued)

30.	Financial risk management

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

(a)	Risk management structure -

The Group’s Board of Directors and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries responsible for managing and monitoring risks, as further explained bellow:

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

The Risk Management Committee of each major Subsidiary is responsible for the strategy used for mitigating risks as well as setting forth the overall principles, policies and limits for the different types of risks; it is also responsible for monitoring fundamental risk issues and manages and monitors the relevant risk decisions. In addition, in order to effectively manage all the risks, the Risk Management Committee is divided into the following tactical committees which report on a monthly basis all changes or issues in the managed risks:

Credit Risk Committee -

The Credit Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing credit risk, the delegation of authority and the supervision and establishment of autonomy for taking credit risks and the metrics for measuring performance incorporating risk variables. Also, it is responsible of approving the methodologies, models, parameters, scenarios, processes, stress tests and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Management Committee.

Notes to the consolidated financial statements (continued)

The Credit Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Credit Division and the Manager of the Risk Management Area.

Treasury and ALM Risk Committee -

The Treasury and ALM Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing market risks, the delegation of authority and the supervision and establishment of autonomy for taking market risks, and the metrics for measuring performance incorporating risk variables. Also, it is responsible of approving the methodologies, models, parameters, processes and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes of the functions described above and reports any finding to the Risk Management Committee.

The Treasury and ALM Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Treasury Risk Area and the Manager of the Treasury Division.

Operational Risk Committee -

The Operational Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing operational risks and the mechanisms for implementing corrective actions. Also, it is responsible of approving:

(i) the standard methodology for measuring operational risks, (ii) the taxonomy of operational risks and controls and (iii) all the critical processes of the Group. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Management Committee.

The Credit Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Operational Risk Management Department, the Manager of the Internal Audit Division.

Notes to the consolidated financial statements (continued)

(iii)	Chief Risk Office

The Chief Risk Office is responsible for Implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Board of Directors.

The Chief Risk Office is divided into the following areas:

Risk Management Area

The Risk Management Area is responsible of ensuring that policies and risk management policies established by the Board of Directors are complied and monitored. The Risk Management Area is composed by the Credit Risk Management Department, Market Risk Management Department, the Operational Risk Management Department and the Insurance Risk Management Department.

Treasury Risk Area

The Treasury Risk Area is responsible of planning, coordinating and monitoring the compliance of the Treasury Division with risk measurement methodologies and limits approved by the Risk Management Committee. Also, it is responsible to assess the effectiveness of hedge derivatives and the valuation of investments.

Consumer and Micro-business Risk Area

The Consumer and Micro-business Risk Area is responsible of ensuring the quality of the retail loans portfolio and of developing credit standards in line with the guidelines and risk levels defined by the Board of Directors.

(iv)	Treasury Division

Treasury Division is responsible for managing the Group’s assets and liabilities and the overall financial structure. It is also primarily responsible for the Group’s management of funding and liquidity risks; as well as the investment, forward and spot portfolios, assuming the related liquidity, interest rate and exchange rate risks under the policies and limits currently effective.

(v)	Internal Audit Division

Risk management processes throughout the Group are monitored by the internal audit function, which examines both the adequacy of the procedures and the compliance of them. Internal Audit discusses the results of all assessments with Management, and reports its findings and recommendations to Credicorp’s Audit Committee and Board of Directors.

Notes to the consolidated financial statements (continued)

(b)	Risk measurement and reporting systems -

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

Information compiled from all the Group’s Subsidiaries is examined and processed in order to analyze, control and identify early any risks. This information is presented and explained to the Board of Directors, the Risk Management Committee, the Audit Committee, and all relevant members of the Group. The report includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, VaR (Value at Risk), liquidity ratios and risk profile changes. Senior Management assesses the fair value of the investments and the appropriateness of the allowance for credit losses periodically.

(c)	Risk mitigation -

As part of its overall risk management, the Group uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risk and credit risk.

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Group. The effectiveness of hedges is assessed by the Treasury Risk Area. The effectiveness of all the hedge relationships is monitored monthly. In situations of ineffectiveness, the Group will enter into a new hedge relationship to mitigate risk on a continuous basis.

The Group actively uses collateral to reduce its credit risks.

(d)	Excessive risk concentration -

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

Notes to the consolidated financial statements (continued)

30.1.	Credit risk -
(a)	The Group takes on exposure to credit risk, which is the risk that a counterparty cause a financial loss by failing to discharge an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans and receivables from security borrowing, and investment activities that bring debt securities and other bills into the Group’s asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose the Group to similar risks to loans (direct loans); they are both mitigated by the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statements of financial position.

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

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is the taking of collateral for loans granted. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For reverse repurchase agreements and security borrowing, securities.
-	For loans and advances, collaterals include, among others, mortgages over residential properties; liens over business assets such as premises, inventory and accounts receivable; and liens over financial instruments such as debt securities and equities.

Notes to the consolidated financial statements (continued)

-	For longer-term finance and lending to corporate entities, collateral includes revolving individual credit facilities. Loans to micro entrepreneurs are generally unsecured. In addition, in order to minimize credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

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

Notes to the consolidated financial statements (continued)

In order to manage credit risk, as part of the Group’s risk management structure, see Note 30(a), there is a Credit Risk Management Department whose major functions are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, time term, among others.

Also, a Risk Assessment Committee has been established comprising three directors, the Chief Executive Officer, the Chief Financial Officer, the Deputy Chief Executive Officer, the Chief Risk Officer, the Risk Management Department Manager, Central Manager Retail Banking, Central Manager Wholesale Banking, the Credit Division Manager and the Internal Audit Division Manager as an observer. Each of the financial indicators prepared by the Risk Management Department are analyzed by this committee on a monthly basis to subsequently evaluate the policies, procedures and limits currently effective at the Group to ensure that an efficient and effective risk management is always in place.

At the same time, the Group has a Credit Division, which establishes the overall credit policies for each and all the businesses in which the Group decides to take part. Said credit policies are set forth based on the guidelines established by the Board of Directors and keeping in mind the statutory financial laws and regulations. It’s main activities are: establish the client credit standards and guidelines (evaluation, authorization and control); follow the guidelines established by the Board of Directors and General Management, as well as those established by governmental regulatory bodies; review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits; monitor credit-granting activities within the different autonomous bodies, among others.

(b)	The maximum exposure to credit risk as of December 31, 2012 and 2011, before the effect of mitigation through any collateral, is the book value of each class of financial assets indicated in Note 30.7(a) and the contingent credits detailed in Note 20(a).

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan portfolio and investments based on the following:

-	98 percent of the gross loan portfolio is categorized in the top two grades of the internal rating system as of December 31, 2012 and 2011;

-	96 percent of the loan portfolio is considered to be neither past due nor impaired as of December 31, 2012 (97 percent as of December 31, 2011);

-	81.4 percent of the investments have at least investment credit rating (BBB- or higher) or are debt securities issued by BCRP (unrated) as of December 31, 2012 (81.6 percent as of December 31, 2011);

-	93.6 percent of securities received as collateral in reverse repurchase agreements and security borrowing have investment credit rating (BBB- or higher) or are debt securities issued by the Colombian and Chilean Governments as of December 31, 2012; and

-	8.7 percent and 79.1 percent of the cash and due from banks represent amounts deposited in the Group’s vaults or in the BCRP, respectively, as of December 31, 2011 (15.2 percent and 68.7 percent, respectively, as of December 31, 2011).

Notes to the consolidated financial statements (continued)

(c)	Credit risk management for loans -

Credicorp classifies its loan portfolio into one of five risk categories, depending upon the degree of risk of non-payment of each debtor. The categories used are: (i) normal - A, (ii) potential problems - B, (iii) substandard - C, (iv) doubtful - D and (v) loss - E, which have the following characteristics:

Normal (Class A): Debtors of commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation. To place a loan in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required. Consumer and micro-business loans are categorized as Class A if payments are current or up to eight days past-due. Residential mortgage loans warrant Class A classification if payments are current or up to thirty days past-due.

Potential problems (Class B): Debtors of commercial loans included in this category are those that at the time of the evaluation demonstrate certain deficiencies, which, if not corrected on a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, and market conditions that could affect the economic sector in which the debtor is active. Consumer and micro-business loans are categorized as Class B if payments are between 9 and 30 days late. Residential mortgage loans become Class B when payments are between 31 and 60 days late.

Substandard (Class C): Debtors of commercial loans included in this category demonstrate serious financial weakness, often with operating results or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of their financial capacity. Debtors demonstrating the same deficiencies that warrant classification as category B warrant classification as Class C if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. In addition, commercial loans are classified in this category when payments are between 61 and 120 days late. Consumer and micro-business loans are categorized as Class C if payments are between 31 and 60 days late. Residential mortgage loans are classified as Class C when payments are between 61 and 120 days late.

Doubtful (Class D): Debtors of commercial loans included in this category present characteristics that make doubtful the recovery of the loan. Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate. These credits are distinguished from Class E credits by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, although at a rate less than that specified in its contractual obligations. In addition, commercial loans are classified in this category when payments are between 121 and 365 days late. Consumer and micro-business loans are categorized as Class D if payments are between 61 and 120 days late. Residential mortgage loans are Class D when payments are between 121 and 365 days late.

Loss (Class E): Commercial loans which are considered unrecoverable or which for any other reason should not appear on Group’s books as an asset based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days late. Consumer and micro-business loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are Class E when payments are more than 365 days late.

Notes to the consolidated financial statements (continued)

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

The Group determines the appropriate allowance for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve its performance once a financial difficulty has arisen, projected cash flows and the expected payout should bankruptcy happens, the availability of other financial support, including the realizable value of collateral, and the timing of the expected cash flows.

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

Notes to the consolidated financial statements (continued)

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

Impairment losses are evaluated at each reporting date as to whether there is any objective evidence that a financial asset or group of assets is impaired.

Financial guarantees and letter of credit (indirect loans) are assessed and a provision estimated following a similar procedure as for loans.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is recorded, if deemed necessary.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary legal procedures have been completed. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the consolidated statements of income.

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

	As of December 31, 2012						As of December 31, 2011
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	%	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Neither past due nor impaired -
Normal	11,772,380	3,157,358	2,518,271	2,414,579	19,862,588	94	10,036,441	2,496,958	1,954,199	1,919,305	16,406,903	95
Potential problem	259,701	17,922	24,847	23,458	325,928	2	308,164	16,673	15,464	15,188	355,489	2

Past due but not impaired -
Normal	423,698	197,393	71,221	246,657	938,969	4	192,320	118,598	50,584	138,931	500,433	3
Potential problem	10,018	14,696	13,862	48,006	86,582	-	3,532	13,462	4,952	13,600	35,546	-

Impaired -
Substandard	31,399	29,860	60,573	70,780	192,612	1	35,791	23,883	36,716	44,441	140,831	1
Doubtful	46,289	35,993	64,571	85,315	232,168	1	36,908	26,545	43,680	49,394	156,527	1
Loss	5,603	32,265	93,776	76,482	208,126	1	18,185	29,026	69,934	54,012	171,157	1

Gross	12,549,088	3,485,487	2,847,121	2,965,277	21,846,973	103	10,631,341	2,725,145	2,175,529	2,234,871	17,766,886	103

Less: Allowance for loan losses	244,929	80,437	177,239	196,417	699,022	3	187,056	65,429	131,888	135,335	519,708	3

Total, net	12,304,159	3,405,050	2,669,882	2,768,860	21,147,951	100	10,444,285	2,659,716	2,043,641	2,099,536	17,247,178	100

As of December 31, 2012 and 2011, renegotiated loans amounted to approximately US$142.2 and US$96.0 million, respectively, of which US$35.2 and US$23.8 million, respectively, are classified as neither past due nor impaired, US$13.7 and US$0.5 million past due but not impaired, and US$93.3 and US$71.7 million impaired but not past due, respectively.

Notes to the consolidated financial statements (continued)

The breakdown of the gross amount of impaired loans by class, along with the fair value of related collateral and the amounts of their allowance for loan losses is as follows:

	As of December 31, 2012					As of December 31, 2011
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	83,291	98,118	218,920	232,577	632,906	90,884	79,454	150,330	147,847	468,515

Fair value of collateral	106,635	91,877	38,596	23,800	260,908	112,530	73,815	16,081	11,824	214,250

Allowance for loan losses	48,905	46,401	123,414	162,726	381,446	39,729	38,187	93,215	111,825	282,956

(d)	Credit risk management on reverse repurchase agreements and security borrowing -

Most of these operations are performed by Correval and IM Trust. The Group has implemented credit limits for each counterparty and most of the transactions are collaterized with investment grade financial instruments issued by Colombian and Chilean entities and financial instruments issued by the Colombian and Chilean Governments.

(e)	Credit risk management on investments in trading securities, available-for-sale and held-to-maturity -

The Group evaluates the credit risk identified of each of the financial instruments in these categories, considering the risk rating granted to them by a risk rating agency. For investments traded in Peru, the risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by the Peruvian government regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies. In the event any subsidiary uses a risk-rating prepared by any other risk rating agency, such risk-ratings are standardized with those provided by the afore-mentioned institutions for consolidation purposes.

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the risk-rating of investments available-for-sale and held-to-maturity, provided by the institutions referred to above:

	As of December 31, 2012		As of December 31, 2011
	US$(000)%		US$(000)%

Instruments rated in Peru:
AAA	484,610	6.3	481,736	8.1
AA- to AA+	179,566	2.3	88,669	1.5
A- to A+	16,985	0.2	23,984	0.4
BB- to BB+	-	-	2,232	-
Unrated
BCRP certificates of deposit	2,965,313	38.7	2,059,780	34.8
Listed and non-listed securities	325,737	4.3	254,306	4.3
Restricted mutual funds	99,748	1.3	88,319	1.5
Mutual funds	117,206	1.5	38,639	0.7
Other instruments	17,937	0.2	33,729	0.6

Subtotal	4,207,102	54.8	3,071,394	51.9

Instruments rated abroad:
AAA	47,957	0.6	128,762	2.2
AA- to AA+	99,081	1.3	164,636	2.8
A- to A+	509,819	6.7	501,229	8.5
BBB- to BBB+	1,929,326	25.2	1,377,466	23.3
BB- to BB+	141,810	1.9	162,137	2.7
Lower than B+	81,450	1.0	47,781	0.8
Unrated
Listed and non-listed securities	298,325	3.9	225,110	3.8
Central Bank of Bolivia certificates of deposit	160,097	2.1	110,945	1.9
Participation in RAL’s funds	78,751	1.0	49,263	0.8
Mutual funds	30,699	0.4	30,069	0.5
Hedge funds	25,050	0.3	27,857	0.5
Other instruments	61,891	0.8	18,952	0.3

Subtotal	3,464,256	45.2	2,844,207	48.1

Total	7,671,358	100.0	5,915,601	100.0

Notes to the consolidated financial statements (continued)

(f)	Concentration of financial instruments exposed to credit risk:

As of December 31, 2012 and 2011, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2012						2011
	Designated at fair value through profit for loss						Designated at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Investments held-to- maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Central Reserve Bank of Perú	-	-	6,205,611	2,965,313	-	9,170,924	-	-	3,784,514	2,059,780	5,844,294
Financial services	238,529	67,774	4,112,539	1,837,776	-	6,256,618	68,940	67,370	2,118,920	1,326,991	3,582,221
Manufacturing	3,438	10,799	2,884,945	445,694	-	3,344,876	27,389	5,308	2,972,923	551,599	3,557,219
Mortgage loans	-	-	3,405,050	-	-	3,405,050	-	-	2,659,716	-	2,659,716
Consumer loans	-	-	2,768,860	-	-	2,768,860	-	-	2,099,536	-	2,099,536
Micro-business loans	-	-	2,669,882	-	-	2,669,882	-	-	2,043,641	-	2,043,641
Commerce	7,343	1,244	2,204,924	64,517	-	2,278,028	1,825	1,754	1,854,206	78,039	1,935,824
Electricity, gas and water	22,588	9,089	1,301,228	509,344	-	1,842,249	3,581	4,741	1,063,025	328,115	1,399,462
Government and public administration	38,095	923	21,125	1,003,341	259,663	1,323,147	50,739	-	310,817	993,166	1,354,722
Leaseholds and real estate activities	853	-	1,212,116	80,112	-	1,293,081	4,201	-	924,031	64,785	993,017
Communications, storage and transportation	1,137	2,325	724,846	289,094	-	1,017,402	39	2,152	665,460	271,922	939,573
Mining	4,370	13,271	734,003	111,071	-	862,715	138	7,640	834,210	150,387	992,375
Community services	-	-	816,744	-	-	816,744	10	-	585,654	94	585,758
Construction	5,438	1,653	478,389	25,894	-	511,374	523	1,138	245,083	30,006	276,750
Agriculture	1,878	-	431,794	1,032	-	434,704	383	-	292,648	674	293,705
Education, health and other services	1,902	-	229,441	28,407	-	259,750	323	-	339,201	21,591	361,115
Insurance	-	-	242,045	711	-	242,756	-	-	178,795	-	178,795
Fishing	939	-	197,810	-	-	198,749	-	-	162,196	2,747	164,943
Other	9,605	60	334,832	49,389	-	393,886	39	-	227,770	35,705	263,514

Total	336,115	107,138	30,976,184	7,411,695	259,663	39,090,795	158,130	90,103	23,362,346	5,915,601	29,526,180

Notes to the consolidated financial statements (continued)

As of December 31, 2012 and 2011, the financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2012
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Investments held- to-maturity	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	135,021	39,499	27,780,639	5,059,738	153,438	33,168,335
United States of America	42,771	32,101	521,118	901,518	-	1,497,508
Colombia	74,323	-	1,193,428	147,887	50,155	1,465,793
Bolivia	154	-	1,068,992	260,712	-	1,329,858
Chile	24,914	-	191,711	394,783	-	611,408
Brazil	-	1,059	25,451	156,801	43,885	227,196
Europe:
United Kingdom	33,127	-	57,623	71,636	-	162,386
Switzerland	3,028	-	15,499	6,834	-	25,361
France	3,155	20,545	273	19,937	-	43,910
Luxembourg	-	11,594	-	25,590	-	37,184
Spain	-	-	15,525	21,449	-	36,974
Netherlands	-	-	43	24,820	-	24,863
Other Europe	529	-	16,884	11,304	-	28,717
Mexico	-	353	10,097	59,891	12,185	82,526
Multilateral development banks	-	64	-	78,287	-	78,351
Other	19,093	1,923	78,901	170,508	-	270,425

Total	336,115	107,138	30,976,184	7,411,695	259,663	39,090,795

Notes to the consolidated financial statements (continued)

	2011
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	119,391	28,390	21,410,476	3,843,207	25,401,464
United States of America	18,468	26,981	425,327	939,126	1,409,902
Bolivia	182	-	942,281	179,353	1,121,816
Colombia	4,028	-	210,324	172,117	386,469
Chile	135	-	43,610	284,047	327,792
Brazil	-	297	7,460	113,710	121,467
Europe:
United Kingdom	14,941	-	56,874	62,283	134,098
Switzerland	-	-	51,871	6,485	58,356
France	-	31,157	1,696	11,735	44,588
Luxembourg	-	2,201	-	26,466	28,667
Spain	-	-	8,844	16,815	25,659
Netherlands	-	-	77	20,782	20,859
Other Europe	136	-	12,273	5,610	18,019
Multilateral development banks	-	-	-	74,910	74,910
Mexico	-	-	10,001	59,865	69,866
Other	849	1,077	181,232	99,090	282,248

Total	158,130	90,103	23,362,346	5,915,601	29,526,180

30.2.  Market risk -

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

(a)        Trading Book –

The trading book is characterized for having liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as a principal with the clients or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

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

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury and ALM Risk Committee, the Risk Management Committee and Senior Management.

In VaR calculation, the foreign exchange effect is not included because it is measured in the net monetary position, see note 30.2 (b)(ii).

Notes to the consolidated financial statements (continued)

As of December 31, 2012 and 2011, the Group’s VaR by type of asset is as follows:

	2012	2011
	US$(000)	US$(000)

Equity investments	2,759	234
Debt Investments	2,311	4,763
Swaps	309	3,957
Forwards	1,871	6,325
Options	49	9
Diversification effect	(4,962)	(7,707)
Consolidated VaR by asset type	2,337	7,581

As of December 31, 2012 and 2011, the Group’s VaR by risk type is as follows:

	2012	2011
	US$(000)	US$(000)

Interest rate risk	2,787	7,596
Price risk	2,759	234
Volatility risk	1	4
Diversification effect	(3,210)	(253)
Consolidated VaR by risk type	2,337	7,581

(b)       ALM Book –

Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of the assets compared to its liabilities and hence to a reduction of its net worth.

(i)	Interest rate risk -

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Cash flows interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. The Group takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on both its fair value and cash flows risks. Interest margins may increase as a result of such changes but may also decrease in the event that unexpected movements arise. The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken, which is monitored daily by the Market Risk Management Department.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2012
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	6,600,786	32,762	49,288	19,312	-	1,146,957	7,849,105
Receivables from reverse repurchase agreements and security borrowing	1,199,700	518	-	-	-	-	1,200,218
Investments	332,967	1,284,701	1,908,865	1,307,115	1,890,216	1,124,245	7,848,109
Loans, net	2,573,312	5,835,736	4,258,041	5,152,617	2,952,916	-	20,772,622
Financial assets designated at fair value through profit or loss	740	4	2,817	5,082	11,412	87,083	107,138
Premiums and other policies receivables	-	-	-	-	-	183,983	183,983
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	167,460	167,460
Other assets	-	-	-	-	-	2,668,486	2,668,486
Total assets	10,707,505	7,153,721	6,219,011	6,484,126	4,854,544	5,378,214	40,797,121

Liabilities
Deposits and obligations	6,587,944	1,218,407	7,824,254	1,666,669	119,781	6,623,365	24,040,420
Payables from repurchase agreements and security lending	1,097,358	438,336	342,647	-	-	-	1,878,341
Due to banks and correspondents	387,469	647,311	743,474	591,645	265,497	50,865	2,686,261
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	68,536	68,536
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	96,124	96,124
Technical, insurance claims reserves and reserves for unearned premiums	28,244	27,358	80,366	359,231	701,489	418,311	1,614,999
Bonds and notes issued	645,994	14,607	53,114	1,412,375	2,648,566	8,732	4,783,388
Other liabilities	-	-	-	-	-	1,263,717	1,263,717
Equity	-	-	-	-	-	4,365,335	4,365,335
Total liabilities and equity	8,747,009	2,346,019	9,043,855	4,029,920	3,735,333	12,894,985	40,797,121

Off-Balance sheet items
Derivatives assets	365,338	448,243	236,937	311,622	98,054	-	1,460,194
Derivatives liabilities	173,992	305,055	262,070	533,902	185,175	-	1,460,194
	191,346	143,188	(25,133)	(222,280)	(87,121)	-	-
Marginal gap	2,151,842	4,950,890	(2,849,977	2,231,926	1,032,000	(7,516,771)	-

Accumulated gap	2,151,842	7,102,732	4,252,755	6,484,681	7,516,771	-	-

Notes to the consolidated financial statements (continued)

	As of December 31, 2011
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	4,246,213	78,627	54,071	29,383	-	1,094,568	5,502,862
Investments	373,863	918,258	1,657,330	832,015	1,430,167	779,580	5,991,212
Loans, net	2,162,685	4,925,920	3,257,678	4,363,071	2,212,879	-	16,922,233
Financial assets designated at fair value through profit or loss	239	-	1,012	7,043	4,937	76,872	90,103
Premiums and other policies receivables	-	-	-	-	-	174,367	174,367
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	151,080	151,080
Other assets	-	-	-	-	-	1,882,540	1,882,540
Total assets	6,783,000	5,922,805	4,970,091	5,231,512	3,647,982	4,159,007	30,714,397

Liabilities
Deposits and obligations	4,373,417	873,441	6,663,716	1,314,787	87,798	5,390,688	18,703,847
Payables from repurchase agreements and security lending	-	-	250,000	-	-	-	250,000
Due to banks and correspondents	463,660	170,703	683,052	562,815	121,513	58,277	2,060,020
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	75,366	75,366
Technical, insurance claims reserves and reserves for unearned premiums	23,622	19,418	59,191	303,226	596,492	376,349	1,378,298
Bonds and notes issued	711,515	2,737	33,934	1,289,361	1,856,528	71,447	3,965,522
Other liabilities	-	-	-	-	-	818,704	818,704
Equity	-	-	-	-	-	3,462,640	3,462,640
Total liabilities and equity	5,572,214	1,066,299	7,689,893	3,470,189	2,662,331	10,253,471	30,714,397

Off-Balance sheet items
Derivatives assets	495,709	255,321	485,646	202,705	-	-	1,439,381
Derivatives liabilities	14,595	66,720	317,161	972,288	68,617	-	1,439,381
	481,114	188,601	168,485	(769,583)	(68,617)	-	-
Marginal gap	1,691,900	5,045,107	(2,551,317)	991,740	917,034	(6,094,464)	-

Accumulated gap	1,691,900	6,737,007	4,185,690	5,177,430	6,094,464	-	-

Notes to the consolidated financial statements (continued)

Sensitivity to changes in interest rates –

The following table presents the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s consolidated statements of income and consolidated statements of comprehensive income; before income tax and non-controlling interest.

The sensitivity of the consolidated statements of income is the effect of the assumed changes in interest rates on the net interest income for one year before income tax and non-controlling interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2012 and 2011, including the effect of derivatives instruments. The sensitivity of consolidated comprehensive income is calculated by revaluing fixed rate available-for-sale financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivatives instruments designated as cash flow hedges, as of December 31, 2012 and 2011 for the effects of the assumed changes in interest rates:

	As of December 31, 2012
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	26,026	-/+	87,437
U.S. Dollar	+/-	75	+/-	39,039	-/+	131,155
U.S. Dollar	+/-	100	+/-	52,052	-/+	174,874
U.S. Dollar	+/-	150	+/-	78,079	-/+	262,310
Peruvian Currency	+/-	50	-/+	505	-/+	59,708
Peruvian Currency	+/-	75	-/+	757	-/+	89,561
Peruvian Currency	+/-	100	-/+	1,009	-/+	119,415
Peruvian Currency	+/-	150	-/+	1,514	-/+	179,123

	As of December 31, 2011
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	15,400	-/+	41,907
U.S. Dollar	+/-	75	+/-	23,100	-/+	62,861
U.S. Dollar	+/-	100	+/-	30,800	-/+	83,815
U.S. Dollar	+/-	150	+/-	46,199	-/+	125,722
Peruvian Currency	+/-	50	-/+	792	-/+	41,839
Peruvian Currency	+/-	75	-/+	1,188	-/+	62,759
Peruvian Currency	+/-	100	-/+	1,585	-/+	83,678
Peruvian Currency	+/-	150	-/+	2,377	-/+	125,518

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

Notes to the consolidated financial statements (continued)

Equity securities, mutual funds and hedge funds are not considered as part of the investment securities for sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the expected unrealized gain or loss, before income tax, as of December 31, 2012 and 2011 is presented below:

Market price sensitivity	Changes in market prices	2012	2011
	%	US$(000)	US$(000)

Equity securities	+/-10	62,406	47,942
Equity securities	+/-25	156,016	119,854
Equity securities	+/-30	187,219	143,825
Mutual funds	+/-10	14,791	6,871
Mutual funds	+/-25	36,976	17,177
Mutual funds	+/-30	44,372	20,612
Hedge funds	+/-10	2,505	2,786
Hedge funds	+/-25	6,263	6,964
Hedge funds	+/- 30	7,515	8,357

Commitments in liabilities at fair value (short sales) are related to fixed income and equity financial instruments, and have maturities of one month or less, therefore, the Group expects minimal price fluctuations. As a result, the Group is not subject to significant price risk on these financial liabilities.

(ii)	Foreign exchange risk -

The Group is exposed to foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.

Notes to the consolidated financial statements (continued)

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2012 and 2011, the Group’s assets and liabilities by currencies were as follows:

	2012				2011
	U.S. Dollars	Peruvian currency	Other currencies	Total	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	4,864,941	2,811,102	173,062	7,849,105	3,848,401	1,528,576	125,885	5,502,862
Receivables from reverse repurchase agreements and security borrowing	7,500	-	1,192,718	1,200,218	-	-	-	-
Trading securities	70,406	36,557	69,788	176,751	18,416	57,195	-	75,611
Available-for-sale investments	2,566,998	4,315,913	528,784	7,411,695	2,402,643	3,156,017	356,941	5,915,601
Held-to-maturity investments	150,097	109,566	-	259,663	-	-	-	-
Loans, net	11,338,280	8,731,467	702,875	20,772,622	9,734,175	6,773,628	414,430	16,922,233
Financial assets designated at fair value through profit or loss	78,218	28,920	-	107,138	90,103	-	-	90,103
Other assets	390,209	861,137	184,907	1,436,253	684,549	479,663	122,773	1,286,985
	19,466,649	16,894,662	2,852,134	39,213,445	16,778,287	11,995,079	1,020,029	29,793,395

Monetary liabilities -
Deposits and obligations	(10,839,721)	(12,299,579)	(901,120)	(24,040,420)	(9,282,891)	(8,718,597)	(702,359)	(18,703,847)
Payables from repurchase agreements and security lending	(651,664)	(117,647)	(1,109,030)	(1,878,341)	(250,000)	-	-	(250,000)
Due to bank and correspondents	(1,835,540)	(652,240)	(198,481)	(2,686,261)	(1,755,816)	(304,204)	-	(2,060,020)
Financial liabilities designated at fair value through profit or loss	-	-	(96,124)	(96,124)	-	-	-	-
Insurance claims reserves and technical reserves	(1,032,693)	(582,306)	-	(1,614,999)	(994,522)	(383,776)	-	(1,378,298)
Bonds and notes issued	(3,818,484)	(835,663)	(129,241)	(4,783,388)	(3,491,135)	(474,387)	-	(3,965,522)
Other liabilities	(514,113)	(679,152)	(138,988)	(1,332,253)	(478,792)	(364,334)	(50,944)	(894,070)
	(18,692,215)	(15,166,587)	(2,572,984)	(36,431,786)	(16,253,156)	(10,245,298)	(753,303)	(27,251,757)
	774,434	1,728,075	279,150	2,781,659	525,131	1,749,781	266,726	2,541,638

Forwards position, net	(575,212)	318,871	256,341	-	339,606	(346,262)	6,656	-
Currency swaps position, net	(37,466)	65,782	(28,316)	-	(167,263)	167,263	-	-
Cross currency swaps position, net	(60,322)	(28,872)	89,194	-	(197,659)	82,226	115,433	-
Options, net	18,279	(18,279)	-	-	3,269	(3,269)	-	-

Net monetary position	119,713	2,065,577	596,369	2,781,659	503,084	1,649,739	388,815	2,541,638

Notes to the consolidated financial statements (continued)

The Group manages foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. The Group measures its performance in U.S. Dollar, so if the net foreign exchange position (e.g. Peruvian currency) is an asset, any depreciation of the U.S. Dollar with respect to this currency would affect positively the Group’s consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statements of income.

The Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollars positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position); and any devaluation/revaluation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave the Group’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which the Group had significant exposure as of December 31, 2012 and 2011 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in currency rates	2012	2011
	%	US$(000)	US$(000)

Devaluation -
Peruvian Currency	5	(98,361)	(86,828)
Peruvian Currency	10	(187,780)	(183,304)

Revaluation -
Peruvian Currency	5	108,715	78,559
Peruvian Currency	10	229,509	149,976

Notes to the consolidated financial statements (continued)

30.3.	Liquidity risk -

Liquidity risk is the risk that the Group is unable to meet its payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. The consequence may be the failure to meet obligations to repay depositors, fulfill commitments to lend or meet other operating cash needs.

The Group is exposed to daily calls on, among others, its available cash resources from overnight deposits, current accounts, maturing deposits, loans draw-downs, guarantees and other calls. The Group does not maintain cash resources to meet all of these needs, as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Management of the Group’s subsidiaries sets limits on the minimum proportion of funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demands. Sources of liquidity are regularly reviewed by the Market Risk Management Department to maintain a wide diversification by currency, geography, provider, product and term.

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

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statements of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2012						As of December 31, 2011
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deposits and obligations	7,909,590	1,337,516	12,894,069	1,907,363	155,544	24,204,082	5,411,905	1,052,528	10,728,911	1,533,582	133,685	18,860,611
Payables from repurchase agreements and security lending	1,224,514	101,272	84,784	282,156	209,184	1,901,910	-	-	250,509	-	-	250,509
Due to banks and correspondents	442,018	500,526	752,393	1,221,451	267,081	3,183,469	470,666	96,349	571,842	997,278	197,562	2,333,697
Accounts payable to reinsurer and coinsurers	11,980	34,229	18,998	3,329	-	68,536	18,899	33,650	22,817	-	-	75,366
Financial liabilities designated at fair value through profit or loss	96,124	-	-	-	-	96,124	-	-	-	-	-	-
Technical, insurance claims reserves and reserves for unearned premiums	70,287	194,062	256,621	387,062	706,966	1,614,998	36,818	83,432	139,250	342,179	1,076,579	1,678,258
Bonds and notes issued	10,050	75,857	209,579	2,154,331	2,802,397	5,252,214	26,354	242,985	690,932	2,191,469	2,437,042	5,588,782
Other liabilities	421,163	85,779	382,370	4,827	7,629	901,768	626,736	32,322	17,943	471	9,713	687,185

Total liabilities	10,185,726	2,329,241	14,598,814	5,960,519	4,148,801	37,223,101	6,591,378	1,541,266	12,422,204	5,064,979	3,854,581	29,474,408

The table below shows the contractual maturity of the Group’s contingent credits at the date of the consolidated statements of financial position:

	As of December 31, 2012						As of December 31, 2011
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 1 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Contingent credits (indirect loans)	461,974	1,327,976	1,727,667	734,937	267,553	4,520,107	375,937	1,332,821	1,490,899	451,492	76,851	3,728,000

The Group expects that not all of the contingent liabilities or commitments will be drawn before expiration of the commitments.

Notes to the consolidated financial statements (continued)

30.4.	Operational risk -

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

30.5	Risk of the insurance activity -

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

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that would increase longevity.

Management has made a sensitivity analysis of the estimates of the technical reserves, Note 15(c).

Notes to the consolidated financial statements (continued)

Non-life insurance contracts (general insurance and healthcare)

The Group principally issues the following types of general insurance contracts: automobile, fire and allied and technical lines and healthcare. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

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

Notes to the consolidated financial statements (continued)

(a)	Sensitivity to changes in interest rates -

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, in consolidated statements of income and consolidated statements of comprehensive income of the insurance activity, before income tax:

	As of December 31, 2012
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	-/+	129	-/+	26,571
U.S. Dollar	+/-	75	-/+	194	-/+	39,857
U.S. Dollar	+/-	100	-/+	259	-/+	53,144
U.S. Dollar	+/-	150	-/+	388	-/+	79,715
Peruvian Currency	+/-	50	+/-	68	-/+	9,734
Peruvian Currency	+/-	75	+/-	102	-/+	14,601
Peruvian Currency	+/-	100	+/-	136	-/+	19,468
Peruvian Currency	+/-	150	+/-	204	-/+	29,202

	As of December 31, 2011
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	-/+	108	-/+	16,895
U.S. Dollar	+/-	75	-/+	163	-/+	25,343
U.S. Dollar	+/-	100	-/+	217	-/+	33,791
U.S. Dollar	+/-	150	-/+	325	-/+	50,686
Peruvian Currency	+/-	50	+/-	74	-/+	6,444
Peruvian Currency	+/-	75	+/-	111	-/+	9,665
Peruvian Currency	+/-	100	+/-	148	-/+	12,887
Peruvian Currency	+/-	150	+/-	222	-/+	19,331

The interest rate sensitivities set out in the table above are illustrative only and employ simplified scenarios. It should be noted that the effects may not be linear and therefore the results cannot be extrapolated. The sensitivities do not incorporate actions that could be taken by Management to mitigate the effect of the interest rate movements, nor any changes in policyholders’ behaviors.

Notes to the consolidated financial statements (continued)

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

The undiscounted cash flows payable by the Group for insurance claims reserves and technical reserves by their remaining contractual maturities, including future interest payments, is presented in Note 30.3.

Other non-derivative financial liabilities are related to the balances presented in the consolidated statements of financial position and include mainly accounts payable to reinsurers and coinsurers and other liabilities with contractual maturities of less than one year, see also Note 30.3.

Unit linked liabilities are payable on demand and are included in the up to a year column.

(c)	Credit risk of the insurance activity -

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, ascertaining suitable allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues unit linked contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on unit linked financial assets.

Notes to the consolidated financial statements (continued)

-	The Group has not provided the credit risk analysis for the financial assets of the unit linked business. This is due to the fact that, in unit linked business, the liability to policyholders is linked to the performance and value of the assets that back those liabilities and the shareholders have no direct exposure to any credit risk in those assets.

30.6.	Capital management -

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

Considering the Banking Law and Legislative Decree N° 1028, the regulatory capital must be equal to or more than 10 percent of total risk weighted assets and contingent operations, represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the weighted assets and contingent credits by credit risk. This calculation must include all balance sheet exposures or assets in local or foreign currency. As of December 31, 2012 and 2011, the minimum requirement is 10.0 percent.

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

According to the SBS regulations, the Junior Subordinated Notes issued by BCP are computable to determinate the Group’s regulatory capital, see Note 16(a)(iii).

Notes to the consolidated financial statements (continued)

As of December 31, 2012 and 2011, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately US$3,975.6 and US$3,022.7 million, respectively. This regulatory capital has been determined in accordance with SBS regulations in force as of such dates. According to the SBS regulations, the Group’s regulatory capital exceeds in approximately US$357.5 million the minimum regulatory capital required as of December 31, 2012 (approximately US$549.8 million as of December 31, 2011).

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

Considering the excess of regulatory capital held by the Group as of December 31. 2012 and 2011 in the Management’s opinion, the Group has complied with the requirements set forth in such resolution.

30.7.	Fair value -

(a)	Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction, assuming an on-going enterprise.

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

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Assets for which fair value approximates carrying value - For financial assets and financial liabilities that are liquid or having a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

Notes to the consolidated financial statements (continued)

(ii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

(iii)	Financial instrument recorded at fair value - The fair value for financial instruments traded in active markets at the dates of the consolidated statements of financial position is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques and comparison to similar instruments for which market observable prices exist, see (b).

Notes to the consolidated financial statements (continued)

Based in the aforementioned, set out below is a comparison of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position. The table does not include the fair values of non-financial assets and non-financial liabilities:

	2012		2011
	Book value	Fair value	Book value	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	7,849,105	7,849,105	5,502,862	5,502,862
Receivables from reverse repurchase agreements and security borrowing	1,200,218	1,200,218	-	-
Trading securities	176,751	176,751	75,611	75,611
Investments available-for-sale	7,411,695	7,411,695	5,915,601	5,915,601
Held-to-maturity investments	259,663	262,565	-	-
Loans, net	20,772,622	20,777,432	16,922,233	16,933,934
Financial assets designated at fair value through profit or loss	107,138	107,138	90,103	90,103
Premiums and other policies receivable	183,983	183,983	174,367	174,367
Accounts receivable from reinsurers and coinsurers	167,460	167,460	151,080	151,080
Due from customers on acceptances	100,768	100,768	61,695	61,695
Other assets	861,392	861,392	632,628	632,628
Total	39,090,795	39,098,507	29,526,180	29,537,881

Liabilities
Deposits and obligation	24,040,420	24,040,420	18,703,847	18,703,847
Payables from repurchase agreements and security borrowing	1,878,341	1,878,341	250,000	250,000
Due to banks and correspondents	2,686,261	2,613,368	2,060,020	2,054,358
Bankers’ acceptances outstanding	100,768	100,768	61,695	61,695
Financial liabilities designated at fair value through profit or loss	96,124	96,124	-	-
Accounts payable to reinsurers and coinsurers	68,536	68,536	75,366	75,366
Bonds and notes issued	4,783,388	5,190,989	3,965,522	3,711,199
Other liabilities	952,222	952,222	617,380	617,380

Total	34,606,060	34,940,768	25,733,830	25,473,845

Notes to the consolidated financial statements (continued)

(b)	Determination of fair value and fair values hierarchy –
The following table shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

		Level 1	Level 2	Level 3	Total
December 31, 2012	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments:
Forward exchange contracts		-	74,955	-	74,955
Interest rate swaps		-	30,028	-	30,028
Cross currency swaps		-	27,017	-	27,017
Currency swaps		-	26,931	-	26,931
Options		-	433	-	433
	12(b)	-	159,364	-	159,364

Trading securities		176,751	-	-	176,751
Financial assets designated at fair value through profit or loss	8(a)	90,126	17,012	-	107,138
Investments available-for-sale
Debt securities
BCRP Certificates of deposit		-	2,965,313	-	2,965,313
Corporate, leasing and subordinated bonds		811,088	1,267,480	12,760	2,091,328
Government‘s treasury bonds		650,533	90,244	-	740,777
Other instruments		76,586	838,622	24,278	939,486
Equity securities		610,594	5,884	7,584	624,062
	6(a)	2,148,801	5,167,543	44,622	7,360,966
Total financial assets		2,415,678	5,343,919	44,622	7,804,219

Financial liabilities
Derivative financial instruments:
Forward exchange contracts		-	59,379	-	59,379
Interest rate swaps		-	86,170	-	86,170
Currency swaps		-	16,975	-	16,975
Cross currency swaps		-	3,211	-	3,211
Options		-	423	-	423
	12(b)	-	166,158	-	166,158
Financial liabilities at fair value through profit or loss		16,040	80,084	-	96,124
Total financial liabilities		16,040	246,242	-	262,282

Notes to the consolidated financial statements (continued)

		Level 1	Level 2	Level 3	Total
December 31, 2011	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments:
Forward exchange contracts		-	21,135	-	21,135
Interest rate swaps		-	31,754	-	31,754
Cross currency swaps		-	11,331	-	11,331
Currency swaps		-	18,093	-	18,093
Options		-	206	-	206

	12(b)	-	82,519	-	82,519

Trading securities		75,611	-	-	75,611
Financial assets designated at fair value through profit or loss	8(a)	76,931	13,172	-	90,103
Investments available-for-sale
Debt securities
BCRP Certificates of deposit		-	2,059,780	-	2,059,780
Corporate, leasing and subordinated bonds		648,366	1,076,617	2,724	1,727,707
Government‘s treasury bonds		712,290	134,572	-	846,862
Other instruments		55,774	700,555	5,838	762,167
Equity securities		471,759	6,781	876	479,416
	6(a)	1,888,189	3,978,305	9,438	5,875,932
Total financial assets		2,040,731	4,073,996	9,438	6,124,165

Financial liabilities
Derivative financial instruments:
Interest rate swaps		-	106,201	-	106,201
Forward exchange contracts		-	28,672	-	28,672
Currency swaps		-	9,587	-	9,587
Options		-	801	-	801
Total financial liabilities	12(b)	-	145,261	-	145,261

Included in the Level 1 category are financial instruments that are measured in whole or in part by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The Level 2 category are financial instruments that are measured based in observed markets factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Notes to the consolidated financial statements (continued)

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used:

-	Derivatives financial instruments

The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

-	Debt securities available for sale classified as level 2

Valuation of BCRP certificates of deposit, corporate, leasing, subordinated bonds and Government‘s treasury bonds are measured calculating their Net Present Value (NPV) through discounted cash flows, using appropriate zero coupon rate curves and considering observable current market transactions. Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

The Level 3 category are financial assets measured using a valuation technique based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

As of December 31, 2012 and 2011, the net unrealized gain of Level 3 financial instruments amounts to US$6.6 million and US$1.4 million, respectively. During 2012 and 2011, there were no transfer from Level 3 to Level 1 and Level 2 of financial instruments measured at fair value.

30.8.	Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2012 and 2011, the assigned value of the financial assets under administration (in millions of U.S. Dollars) is as follows:

	2012	2011

Investments funds	5,340.3	2,818.8
Pension funds	11,846.8	9,395.8
Equity managed	4,959.0	3,850.5

Total	22,146.1	16,065.1

Notes to the consolidated financial statements (continued)

31.	Commitments and contingencies

Legal claim contingencies –

(i)	Madoff Trustee Litigation -

On September 22, 2011, the Trustee for the liquidations of Bermard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated state of Bermard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120 million (“the Complaint”), which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited in Liquidation (hereafter “Fairfield”), a feeder fund that invested in BLMIS.

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

ASB counsel and the Trustee agreed that ASB has until June 24, 2013 to move, answer or otherwise respond to the Complaint.

Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield re-invested them in BLMIS, through another vehicle, that resulted in a net loss in the funds that ASB managed on behalf of its clients for approximately US$78 million as of December, 2008.

Notes to the consolidated financial statements (continued)

(ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield Sentry Limited (In Liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the U.S. Bankruptcy Court for the Southern District of New York against (1) ASB and (2) beneficial owners of accounts in Fairfield Sentry funds held by ASB, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. No. 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield Complaint” or “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint is similar to others complaints the Fairfield Liquidators have filed in the Southern District Bankruptcy Court against other entities that invested in various Fairfield funds and redeemed their accounts prior to the Fairfield funds’ insolvency in the wake of the collapse of BLMIS. The Fairfield Complaint sought to recover the amount of approximately US$115.2 million that was redeemed by ASB prior to June 15, 2005. The complaint alleged various common law claims grounded in British Virgin Island (BVI) law against both ASB and beneficial owners on behalf of whom ASB held and redeemed Fairfield Sentry Funds shares.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions filed by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of the pending litigation in the BVI courts calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry, was applied in the Fairfield v. ASB Adversary Proceeding, thereby indefinitely extending ASB’s time to answer or move until the stay is lifted. On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original complaint but adding additional allegations and causes of action. The Bankruptcy Court stay remains in effect, and ASB’s time to answer or move remains stayed indefinitely pending further order of the Bankruptcy Court.

Management believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

