Form 20-F
period 2013-12-31
CREDICORP LTD
filed 2014-04-30
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES

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

Fernando Dasso Montero
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

Item 17 ☐ Item 18☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

CONTENT

CONTENT		3

ABBREVIATIONS		6

PRESENTATION OF FINANCIAL INFORMATION		9

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS		10

PART I		11

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	11

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	11

ITEM 3.	KEY INFORMATION	11

3. A	Selected Financial Data	11

3. B	Capitalization and Indebtedness	14

3. C	Reasons for the Offer and Use of Proceeds	14

3. D	Risk Factors	15

ITEM 4.	INFORMATION ON THE COMPANY	28

4. A	History and Development of the Company	28

4. B	Business Overview	31

4. C	Organizational Structure	137

4. D	Property, Plants and Equipment	138

ITEM 4A.	UNRESOLVED STAFF COMMENTS	138

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	139

5. A	Operating Results	139

5. B	Liquidity and Capital Resources	168

5. C	Research and Development, Patents and Licenses, Etc.	177

5. D	Trend Information	177

5. E	Off-Balance Sheet Arrangements	178

5. F	Tabular Disclosure of Contractual Obligations	180

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	181

6. A	Directors and Senior Management	181

6. B	Compensation	185

6. C	Board Practices	187

6. D	Employees	192

6. E	Share Ownership	192

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	193

7. A	Major Shareholders	193

7. B	Related Party Transactions	193

7. C	Interests of Experts and Counsel	195

ITEM 8.	FINANCIAL INFORMATION	195

8. A	Consolidated Statements and Other Financial Information	195

ITEM 9.	THE OFFER AND LISTING	198

9. A	Offer and Listing Details	198

9. B	Plan of Distribution	200

9. C	Markets	200

9. D	Selling Shareholders	202

9. E	Dilution	202

9. F	Expenses of the issue	202

ITEM 10.	ADDITIONAL INFORMATION	203

10. A	Share Capital	203

10. B	Memorandum and Articles of Association	203

10. C	Material Contracts	203

10. D	Exchange Controls	203

10. E	Taxation	204

10. F	Dividends and Paying Agents	206

10. G	Statement by Experts	206

10. H	Documents on Display	206

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	206

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	223

PART II		224

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	224

13. A	Material Defaults	224

13. B	Dividend Arrearages and Delinquencies	224

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	224

ITEM 15.	CONTROLS AND PROCEDURES	224

15. A	Disclosure Controls and Procedures	224

15. B	Management’s Annual Report on Internal Control over Financial Reporting	224

15. C	Attestation Report of the Registered Public Accounting Firm	225

15. D	Changes in Internal Control over Financial Reporting	227

ITEM 15T.	CONTROLS AND PROCEDURES	227

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	227

ITEM 16B.	CODE OF ETHICS	228

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	228

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	230

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	230

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	231

4

ITEM 16G.	CORPORATE GOVERNANCE	231

16G. A	The New York Stock Exchange – Corporate Governance	231

16G. B	Bermuda Law – Corporate Governance	234

16G. C	Peruvian Law – Corporate Governance	237

ITEM 16H.	MINE SAFETY DISCLOSURE	237

PART III		238

ITEM 17.	FINANCIAL STATEMENTS	238

ITEM 18.	FINANCIAL STATEMENTS	238

ITEM 19.	EXHIBITS	239

ABBREVIATIONS

Abbreviations	Meaning
ADS	American Depositary Shares
AFM	Administradora de Fondos Mutuos or Mutual Fund Administrators
AFP	Administradora de Fondo de Pensiones or Pension funds private administrators
AGF	Administradora General de Fondos or General Funds Management
ALCO	Asset and Liabilities Committee
ALICO	American Life Insurance Company
ALM	Asset and Liabilities Management Service
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia's Stock Market Self-regulator
ASB	Atlantic Security Bank
ASHC	Atlantic Security Holding Corporation
ATM	Automated Teller Machine (cash machine)
AuMs	Assets under Management
BCB	Banco Central de Bolivia
BCI	Banco de Crédito e Inversiones
BCM	Business Continuity Management
BCP	Banco de Crédito del Perú
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
BIS I Accord	Basel Committee on Banking Regulations and Supervisory Practices of International Settlements
Bladex	Banco Latinoamericano de Comercio Exterior
BLMIS	Bernard L. Madoff Investment Securities LLC
CAF	Corporación Andina de Fomento or Andean Development Corporation
CARE	Cooperative for Assistance and Relief Everywhere
CGU	Cash-Generating Unit
CID	Corporate and international Division
CIMA	Cayman Islands Monetary Authority
COFIDE	Corporación Financiera de Desarrollo S.A. or Peruvian government-owned development bank
CONASEV	Comisión Nacional Supervisora de Empresas y Valores del Perú or National Commission for the Supervision of Corporations and Securities. Now known as SMV.
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organization of the Tread way Commission
CRAC	Caja Rural de Ahorro y Crédito or Rural saving and loan institution
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa S.A.
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondos S.A.
Credicorp Capital Perú	Credicorp Capital Perú S.A.A., formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Sociedad Titulizadora S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Creditítulos S.A.
CRM	Customer Relationship Management

CSI	Credicorp Capital Securities Inc. formerly Credicorp Securities Inc.
CTS	Severance indemnity Deposits
Edyficar	Empresa Financiera Edyficar S.A.
EPS	Entidad Prestadora de Salud or Health Care Facility
ERM	Enterprise Risk Management
FATCA	Foreign Account Tax Compliance Act
FATF	Financial Action Task Force
FC	Foreign Currency
FCG	Financial Consolidated Group
FCPA	Foreign Corrupt Practices Act
FDI	Foreign Direct investment
FED	Federal Reserve, Central Bank of United States
FINRA	Financial Industry Regulatory Authority
FIU	Financial Intelligence Unit or Unidad de Inteligencia Financiera
FSSA	Financial System Supervisory Authority
FTA	Free Trade Agreement
FUT	Fondo de utilidad tributaria
GDP	Gross Domestic Product
IASB	International Accounting Standards Board
IBD	Introducing Broker Dealer
IBNR	Incurred but not reported
ICBC	Industrial and Commercial Bank of China
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
IGBVL	Índice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IMF	International Monetary Fund
IMTrust	Inversiones IMT S.A.
IRB	Internal Ratings-Based
IRS	Interest Rate Swap
KRI	Key Risk Indicators
LC	Local Currency
LIBOR	London InterBank Offered Rate
LTV	Loan to Value
M&A	Mergers and Acquisitions
MALI	Museo de Arte de Lima or Lima's Fine Arts Museum
MILA	Mercado Integrado de Latinoamericano or Integrated Latin American Market -among Chile, Colombia and Peru
MMD	Middle-Market Division
MODASA	Motores Diesel Andinos S.A.
MRTA	Movimiento Revolucionario Tupac Amaru
NEP	Net Earned Premiuns
NIM	Net Interest Margin
NYSE	New York Stock Exchange
ONP	Oficina de Normalización Previsional or Public Pension System
OPA	Oferta Pública de Adquisición or Public Tender Offer
OTC	Over-the-counter

PDL	Past-due loan
PEP	Politically Exposed Person
QE	Quantitative easing
QT	Quantitative tightening
RAM	Monthly Insurable Remuneration
RB&WM	Retail Banking Wealth Management Group
RIA	Registered Investment Advisor
RMV	Remuneración Mínima Vital or Minimum Vital Wage
ROAE	Return on Average Equity
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAM	Standardized Approach Method
SARs	Stock Appreciation Rights
SBS	Superintendencia de Banca, Seguros y AFP or Superintendecy of Banks, Insurance and Pension Funds
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEC	U.S. Securities and Exchange Commission
SIPC	Securities Investor Protection Corporation
SME	Small and medium enterprise
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market
SOAT	Seguro obligatorio para accidentes de tránsito or Obligatory assurance for accidents of traffic
Solucion EAH	Solución Empresa Aseguradora Hipotecaria or Mortgage insurer company
SPP	Sistema Privado de Pensiones or Private Pension System
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria or Superintendence of Tributary Administration
SVS	Superintendencia de Valores y Seguros de Chile or Superintendence of Securities and Insurance from Chile
TJC	The Joint Commission
U.S. GAAP	United States Generally Accepted Accounting Principles
ULAE	Unallocated loss adjustment expenses
VaR	Value at Risk
VRAE	Apurimac and Ene River Valley
WBG	Wholesale Banking Group

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise specified or the context otherwise requires, references in this Form 20-F (also referred to as the Annual Report), to “$”, “US$,” “Dollars,” “foreign currency” or “U.S. Dollars” are to United States Dollars, and references to “S/.”, “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles. Each Nuevo Sol is divided into 100 centimos (cents).

Credicorp Ltd. is a Bermuda limited liability company (and is referred to in this Annual Report as Credicorp, the Company, the Group, we, or us, and means either Credicorp as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in U.S. Dollars and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP).

We operate primarily through our four operating segments: banking (mainly wholesale banking and retail banking), investment banking, insurance, and pension funds. See information about operating segments in “Item 4.-Information on the Company: (A) History and Development of the Company, and (B) Business Overview”.

Our five principal operating subsidiaries are: (i) Banco de Crédito del Perú (which, together with its consolidated subsidiaries, is referred to as BCP and includes wholesale and retail banking); (ii) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which, are referred to as ASB and ASHC, respectively); (iii) El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (which together with its consolidated subsidiaries, is referred to as Grupo Pacífico); (iv) Prima AFP; and (v) Credicorp Capital (which eventually will consolidate the companies of our investment banking platform). As of and for the year ended December 31, 2013, BCP accounted for 86.0% of our total assets, 80.9% of our net income and 70.2% of our net equity. Unless otherwise specified, the individual financial information for BCP, ASB, Grupo Pacífico, Prima AFP and Credicorp Capital included in this Annual Report has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 4. Information on the Company—(A) History and Development of the Company.” We refer to BCP, ASB, Grupo Pacífico, Prima AFP and Credicorp Capital as our main operating subsidiaries, and we refer to Grupo Crédito and ASHC as our two main holding subsidiaries.

“Item 3. Key Information—(A) Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2009, 2010, 2011, 2012 and 2013.

Our management’s criteria on foreign currency translation, for the purpose of preparing the Credicorp Consolidated Financial Statements, are described in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—(1) Critical Accounting Policies—Foreign Currency Translation.”

Some of our subsidiaries maintain their operations and balances in Nuevos Soles. As a result, this Annual Report contains certain Nuevo Sol amounts translated into U.S. Dollars which is solely for the convenience of the reader. You should not construe any of these translations as representations that the Nuevo Sol amounts actually represent such equivalent U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated as of the dates mentioned herein, or at all. Unless otherwise indicated, these U.S. Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.2.795 = US$1.00, which is the December 31, 2013 exchange rate set by the Peruvian Superintendency of Banks, Insurance and Pension Funds (SBS by its Spanish initials). The average of the bid and offered free market exchange rates published by the SBS for April 22, 2014 was S/.2.782 per US$1.00. Translating amounts expressed in Nuevos Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of U.S. Dollar amounts that are different from the U.S. Dollar amounts that would have been obtained by translating Nuevos Soles on another specified date (at the prevailing exchange rate on that different specified date). See also “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles. Our Bolivian subsidiary operates in Bolivianos, a currency that has been maintained stable over recent years. Our Bolivian subsidiary’s financial statements are also presented in U.S. Dollars. Our Colombian and Chilean subsidiaries, Credicorp Capital Colombia S.A. Sociedad Comisionista de Bolsa in Colombia (formerly Correval) and Inversiones IMT S.A. Corredores de Bolsa in Chile (formerly IM Trust), operate in Colombian Pesos and Chilean Pesos, respectively, and their financial statements are converted into U.S. Dollars for consolidation purposes.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, which are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (or the Exchange Act). You can find many of these statements by looking for words such as “approximates”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “would”, “may”, or other similar expressions. These forward-looking statements are based on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance or events may be materially different from those in the forward-looking statements due to, without limitation:

•	General economic conditions, including in particular economic conditions in Peru;

•	Performance of financial markets, including emerging markets;

•	The frequency and severity of insured loss events;

•	Interest rate levels;

•	Currency exchange rates, including the Nuevo Sol/U.S. Dollar exchange rate;

•	Increasing levels of competition in Peru and other emerging markets;

•	Changes in laws and regulations;

•	Changes in the policies of central banks and/or foreign governments;

•	General competitive factors, in each case on a global, regional and/or national basis;

•	Effectiveness of our risk management policies; and

•	Losses associated with counterparty exposures.

See “Item 3. Key Information—(D) Risk Factors” and “Item 5. Operating and Financial Review and Prospects”.

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

3. A Selected Financial Data

The following table presents a summary of our consolidated financial information at the dates and for the periods indicated. This selected financial data is presented in U.S. Dollars. You should read this information in conjunction with, and qualify this information in its entirety by reference to, the Consolidated Financial Statements, which are also presented in U.S. Dollars.

The summary of our consolidated financial data as of, and for the years ended, December 31, 2009, 2010, 2011, 2012 and 2013 is derived from the Consolidated Financial Statements audited by Medina, Zaldívar, Paredes & Asociados S.C.R.L, member of Ernst & Young Global, independent registered public accountants.

The report of Medina, Zaldívar, Paredes & Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
INCOME STATEMENT DATA:
IFRS:
Interest income	1,312,925	1,471,708	1,837,764	2,310,441	2,612,345
Interest expense	(420,564)	(414,121)	(531,600)	(693,646)	(780,250)
Net Interest income	892,361	1,057,587	1,306,164	1,616,795	1,832,095
Provision for loan losses (1)	(163,392)	(174,682)	(214,898)	(377,841)	(453,562)
Net interest income after provision for loan losses	728,969	882,905	1,091,266	1,238,954	1,378,533
Fees and commissions from banking services	436,819	524,895	607,843	737,421	833,096
Net gains from sales of securities	120,932	80,326	61,927	101,269	35,471
Net gains on foreign exchange transactions	87,944	104,169	138,492	177,472	197,016
Net earned premiums	424,682	480,293	574,423	704,205	789,910
Other income	74,936	95,145	30,374	104,972	162,641
Claims on insurance activities	(286,458)	(315,572)	(377,759)	(465,460)	(538,382)
Operating expenses	(957,110)	(1,085,885)	(1,230,149)	(1,614,102)	(1,884,291)
Income before translation result and income tax	630,714	766,276	896,417	984,731	973,994
Translation result	(12,222)	24,120	37,881	75,079	(114,065)
Income tax	(138,500)	(187,081)	(210,508)	(251,583)	(285,760)
Net income	504,436	603,315	723,790	808,227	574,169
Attributable to:
Credicorp’s equity holders	469,785	571,302	709,272	788,778	567,078
Non-controlling interest	34,651	32,013	14,518	19,449	7,091
Number of shares as adjusted to reflect changes in capital	79,534,485	79,440,484	79,407,360	79,456,279	79,489,496
Net income per common share attributable to Credicorp’s equity holders (2)	5.90	7.19	8.93	9.93	7.13
Diluted net income per share	5.90	7.17	8.9	9.9	7.12
Cash dividends declared per common share	1.70	1.95	2.30	2.60	1.90
BALANCE SHEET DATA:
IFRS:
Total assets	22,013,632	28,391,157	30,714,397	40,797,121	40,820,830
Total loans (3)	11,505,319	14,278,064	17,320,378	21,311,928	22,856,878
Reserves for loan losses (1)	(376,049)	(448,597)	(558,186)	(744,508)	(853,652)
Total deposits	14,032,179	17,767,714	18,643,999	23,964,953	24,394,461
Equity attributable to Credicorp’s equity holders	2,316,856	2,873,749	3,395,799	4,167,969	4,233,099
Minority interest	186,496	56,502	66,841	197,366	183,039
Net Equity	2,503,352	2,930,251	3,462,640	4,365,335	4,416,138
Net Equity	2,503,352	2,930,251	3,462,640	4,365,335	4,416,138

	Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin (4)	4.70%	4.60%	4.88%	4.96%	4.98%
Return on average total assets (5)	2.19%	2.27%	2.40%	2.21%	1.39%
Return on average equity attributable to Credicorp’s equity holders (6)	23.72%	21.29%	22.94%	20.74%	13.81%
Operating expenses as a percentage of net interest and non-interest income (7)	46.18%	45.75%	41.68%	44.07%	43.86%
Operating expenses as a percentage of average assets	4.47%	4.31%	4.16%	4.51%	4.62%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.52%	10.12%	11.06%	10.22%	10.37%
Regulatory capital as a percentage of risk weighted assets (8)	14.32%	12.51%	13.53%	13.96%	13.67%
Total past-due loan amounts as a percentage of total loans (9)	1.60%	1.47%	1.50%	1.75%	2.25%
Reserves for loan losses as a percentage of total loans	3.08%	2.91%	3.00%	3.28%	3.54%
Reserves for loan losses as a percentage of total loans and other contingent credits (10)	2.53%	2.39%	2.47%	2.71%	2.94%
Reserves for loan losses as a percentage of total past-due loans (11)	191.99%	198.04%	200.62%	187.69%	157.50%
Reserves for loan losses as a percentage of substandard loans (12)	99.45%	103.80%	110.93%	110.46%	102.44%

(1)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and contingent credits, net of write-off recoveries.
(2)	As of December 31, 2013, we had 94.4 million common shares issued and outstanding, of which 14.6 million were held by ASHC. The per common share data given considers net outstanding shares (common shares net of shares held by BCP, ASHC and Grupo Pacífico) of 79.5 million. See Notes 17 and 27 to the Consolidated Financial Statements.
(3)	“Total loans” refers to direct loans minus unearned interests, and does not include accrued interests. In our Consolidated Financial Statements, “loans, net of unearned income” refers to direct loans minus unearned interests plus accrued interests. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had contingent loans of US$2,528.1 million, US$3,135.2 million, US$3,728.0 million, US$4,520.1 million and US$4,664.3 million, as of December 31, 2009, 2010, 2011, 2012, and 2013 respectively. See Note 20 to the Consolidated Financial Statements.
(4)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a monthly basis.
(5)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(6)	Net income as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances, and calculated on a monthly basis.
(7)	Sum of the salaries and employee’s benefits, administrative expenses, depreciation and amortization, as a percentage of the sum of net interest income and non-interest income, less net gains from sales of securities and other income.
(8)	Regulatory capital calculated in accordance with guidelines by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (or the BIS I Accord) as adopted by the SBS. See “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Regulatory Capital and Capital Adequacy Ratios.”
(9)	Depending on the type of loan, BCP considers loans past due for corporate, large business and medium business loans after 15 days; for small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. ASB considers past due all overdue loans except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 32.1 to the Consolidated Financial Statements. See “Item 4. Information on the Company—(B) Business Overview—(13) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio Based on the Borrower’s Payment Performance.”
(10)	Other contingent credits primarily consist of guarantees, stand-by letters and letters of credit. See Note 20 to the Consolidated Financial Statements.
(11)	Reserves for loan and contingent credit losses, as a percentage of all past-due loans, with no reduction for collateral securing such loans. Reserves for loan and contingent credit losses include reserves with respect to total loans and other credits.
(12)	Reserves for loan and contingent credit losses as a percentage of loans classified in categories C, D or E. See “Item 4. Information on the Company—(B) Business Overview—(13) Selected Statistical Information—(iii) Loan Portfolio—Classification of Loan Portfolio.”

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period rates for the sale of Nuevos Soles for U.S. Dollars for the periods indicated.

Year ended December 31,	High (1)	Low (1)	Average (2)	Period-end (3)
	(Nominal Nuevos Soles per U.S. Dollar)
2009	3.251	2.881	3.005	2.888
2010	2.857	2.786	2.825	2.806
2011	2.827	2.696	2.753	2.696
2012	2.711	2.552	2.634	2.552
2013	2.809	2.576	2.723	2.797

Source: Bloomberg

(1) Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.

(2) Average of month-end exchange rates based on the offered rate.

(3) End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High (1)	Low (1)
	(Nominal Nuevos Soles per U.S. Dollar)
2013
December	2.805	2.759
2014
January	2.823	2.800
February	2.825	2.799
March	2.816	2.799
April (through April 22)	2.814	2.768

Source: Bloomberg

(1) Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for April 22, 2014 was S/.2.782 per US$1.00.

3. B Capitalization and Indebtedness

Not applicable.

3. C Reasons for the Offer and Use of Proceeds

Not applicable.

3. D Risk Factors

Our businesses are affected by many external and other factors in the markets in which we operate. Different risk factors can impact our businesses, our ability to effectively operate and our business strategies. You should consider the risk factors carefully and read them in conjunction with all the information in this document. You should note that the risk factors described below are not the only risks to consider. Rather, these are the risks that we currently consider material. There may be additional risks that we consider immaterial or of which we are unaware, and any of these risks could have similar effects to those set forth below.

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

For several decades, Peru had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. During the last 17 years, however, Peru has experienced a period of relative political and economic stability, which has led to positive economic performance, including a GDP compounded annual growth rate of 6.3% for the last ten years (2004 to 2013). The government of Alberto Fujimori, who took office in July 1990, initiated a series of reforms aimed at: (i) stabilizing the economy, (ii) restructuring the national government (by reducing bureaucracy), (iii) privatizing state-owned companies, (iv) promoting private investment, (v) eradicating corruption and bribery in the judicial system, (vi) developing and strengthening free markets, (vii) institutionalizing democratic representation; and (viii) enacting programs designed to strengthen basic services related to education, health, housing and infrastructure. While serving his third term, President Fujimori was forced to call for general elections under extreme protest in July 2000 when corruption in his government was exposed to the public. Fujimori later resigned in favor of a transitory government. In April of 2009, following a 15-month trial in Lima, Fujimori was sentenced to 25 years in prison for violations of human rights in connection with government-linked death squads. The two administrations that followed the Fujimori administration, after the transitional government led by Valentin Paniagua (2000 - 2001), were the Toledo administration (2001 - 2006) and the García administration (2006 - 2011). Both governments followed similar economic policies, which focused on achieving sustained economic growth; increasing exports of Peruvian goods; reducing unemployment, underemployment and poverty; reforming the tax system; fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending.

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

In recent years, Peru has experienced social unrest in geographic areas that contribute to the country’s mining industry. Mining is an important sector of the Peruvian economy, representing approximately 55.1% of the country’s exports and 18% of its tax revenues; according to the Banco Central de Reserva del Perú (BCRP) or the Peruvian Central Bank. However, while recent governments have concentrated on increasing the revenues and profitability of the mining industry, there has been less focus on improving the social and economic conditions of local communities affected by the industry, which has increased political tension. The most recent manifestation of this tension can be seen in social conflict around Conga, a gold-copper project located in northern Peru. The project, which included investments of approximately US$4.5 billion, initially failed to launch because of social protests led by residents concerned about its potential impact on the local water supply. In December 2011, the Peruvian government declared a state of emergency in the area, which lasted for approximately 10 days, and afterwards requested a new environmental impact study from independent consultants. The results of the study were delivered on April 16, 2012, and the Peruvian government has established a series of new conditions to improve the project that the mining company would be required to accept to continue with the project. Nevertheless, even without this project, copper production in Peru could double between 2012 and 2017. Another copper mine project, Toromocho, began in the fourth quarter of 2013. Three other projects in Cerro Verde, Constancia, and Las Bambas are expected to begin operations within four years. Although copper prices have declined recently, the cost of these projects is expected to be below the median costs for mining projects in copper industry, so the planned mining projects may continue development despite the decline in prices. A possible cancellation of any major projects may have an impact on foreign investment decision and plans, which in turn could negatively affect Peru’s GDP and the growth of the Peruvian financial system.

Foreign exchange fluctuations and exchange controls may adversely affect our financial condition and results of operations.

Even though the functional currency of our financial statements was U.S. Dollars until December 31, 2013 and is the Nuevo Sol from January 1, 2014 onwards, Credicorp’s subsidiaries generate revenues in Nuevos Soles, U.S. Dollars, Bolivian Pesos, Colombian Pesos, and Chilean Pesos. The aforementioned exposed us to the fluctuation of Credicorp’s functional currency against the other currencies, which could have an impact on our results. For information on the change in the functional currency of Credicorp, see Item 5A. Operating Results - Change in Functional Currency for Financial Reporting.

The Peruvian government does not impose restrictions on a company’s ability to transfer Nuevos Soles, U.S. Dollars or other currencies from Peru to other countries, to convert Peruvian currency into other currencies. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. See “Item 10. Additional Information—(D) Exchange Controls.”

Peru’s foreign reserves currently compare favorably with those of many other Latin American countries. However, a reduction in the level of foreign reserves will impact the country’s ability to meet its foreign currency-denominated obligations. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to currency devaluation or a volatility of short-term capital inflows. We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching their volumes and maturities. Nevertheless, a sudden and significant devaluation of the Nuevo Sol could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Finally, BCP Bolivia, Credicorp Capital Colombia and IMTrust are also exposed to foreign exchange fluctuations. Any exchange controls that could be implemented in their countries may adversely affect their financial condition and results of operations. For information on the macroeconomic scenario in these countries, see the risk factor “Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions”.

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

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP, Grupo Pacífico, ASB, Prima AFP and Credicorp Capital. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, there are no restrictions on the ability of BCP, ASB, Grupo Pacífico, Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

In addition, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (e.g. ASB, Banco de Crédito Bolivia, IM Trust, Credicorp Capital Colombia) is exposed to the impact of the depreciation of its dividend’s currency against Credicorp’s functional currency. This would have a negative impact on our ability to pay dividends to shareholders.

Changes to banking regulations may adversely affect our operating performance and financial condition.

Because we are subject to regulation and supervision in Peru, Bolivia, Colombia, Chile, the Cayman Islands, the United States of America, and Panama, changes to the regulatory framework in any of these countries or changes in tax laws could adversely affect our business.

We are mainly subject to extensive supervision and regulation through the SBS’s Banking and Insurance System Law (Ley General del Sistema Financiero y del Sistema de Seguros) and the Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates (Reglamento para la Supervisión Consolidada de los Conglomerados Financieros y Mixtos).

The SBS and the Peruvian Central Bank, supervise and regulate BCP’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions including pension funds and insurance companies. The SBS and the Peruvian Central Bank have general administrative responsibilities over BCP, including designation of capitalization and reserve requirements. In past years, the Peruvian Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Peruvian Central Bank . Such changes in the supervision and regulation of BCP may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company—(B) Business Overview—(12) Supervision and Regulation—(ii) BCP”. Furthermore, changes in regulation related to consumer protection may also affect our business.

Furthermore, the Superintendency of the Securities Market (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises some of our subsidiaries such as BCP, Credicorp Capital Bolsa and Credicorp Capital Fondos.

In Colombia, we are subject to supervision and regulation through the Superintendencia Financiera de Colombia and the Autorregulador del Mercado de Valores de Colombia. In Chile, we are subject to supervision and regulation through the Superintendencia de Valores y Seguros. See “Item 4. Information on the Company—(B) Business Overview—(12) Supervision and Regulation—(v) Investment Banking”.

We are also regulated by the United States Federal Reserve System, which shares its regulatory responsibility with the State of Florida Department of Banking and Finance - Office of Financial Regulation, with respect to BCP’s Miami agency, and by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA), with respect to Credicorp Capital Securities, a U.S. broker dealer.

Similarly, we are regulated by other governmental entities in other jurisdictions. In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority, or CIMA. In Bolivia, we are subject to the supervision of the Financial System Supervisory Authority (FSSA) that has assumed all regulatory functions held previously by the Superintendency of Banks and Financial Entities and the Superintendency of Pensions, Securities and Insurance.

Finally, in Panama, we are subject to the supervision of the Superintendency of Banks of Panama and the regulatory framework set forth in the Decree Law 9 of February 25, 1998. Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

In mid-2011, politicians outside of Peru's governing coalition introduced a bill in Congress that, if enacted, would set a cap on interest rates charged by the country's financial institutions. However, the SBS recently indicated that such a cap should only be used as a last resort for lowering rates if the SBS does not succeed in getting Peru’s banks to voluntarily reduce interest rates in the next two to four years, the period in which several foreign banks are likely to establish or expand operations in Peru. Congress may nevertheless impose a cap, and an interest rate ceiling may adversely affect our Net Interest Margin (NIM) and consequently our operating performance.

On February 15, 2011, the Peruvian government enacted Law 29663. On July 21, 2011 Law 29663 was amended by Law 29757. This new law partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the new law, any transfer of shares issued by a non-resident entity will be subject to taxation in Peru (30% or 5%) if at any point during the 12 prior months to such transfer:

a.	50% or more of the fair market value of the foreign shares to be transferred is derived from shares or participation rights representing the equity capital of one or more Peruvian entities. There is a rebuttable presumption that the threshold is met if the non-resident entity is a resident in a tax heaven; or/and
b.	The shares to be transferred represent at least 10% or more of the equity capital of the non-resident entity.

At the same time, the following two new obligations were imposed on Peruvian domiciled companies, which have economic relationship with the non-Peruvian seller:

a.	Reporting to the Peruvian Tax Administration (SUNAT by its Spanish initials) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares; and
b.	Each Peruvian domiciled company is jointly liable for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

Supreme Decree N° 275-2013-EF enacted by the Peruvian Government on November 7, 2013, defined the concept of economic relationship for purposes of the indirect transfer of Peruvian shares. A Peruvian domiciled company is considered to be economically related to the non-Peruvian domiciled transferor, if, anytime during the 12-month period prior the transfer occurs, one of the following circumstances occur:

a.	The non-Peruvian domiciled transferor owns more than 10% of the equity of the Peruvian domiciled company, directly or through a third party.
b.	The equity of the Peruvian domiciled company and the non-Peruvian domiciled transferor are owned in more than 10% by common shareholders.

c.	The Peruvian domiciled company and the non-Peruvian domiciled transferor have one or more common directors, managers or administrators, with power to decide on financial, operative and commercial agreements.
d.	The Peruvian domiciled company and the non-Peruvian domiciled transferor consolidate their financial statements.
e.	The non-Peruvian domiciled transferor has dominant influence on decisions of the administration bodies of the Peruvian domiciled company or vice versa.

A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our income is related to lending activities, a significant deterioration of loan quality would have a material adverse effect on our business, financial condition and results of operations. We are subject to concentration default risks in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and results of operations. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification, our pursuit of opportunities in which we can charge higher interest rates, and thereby increasing revenue, may reduce diversification of our loan portfolio and expose us to greater credit risk.

In addition, loan concentrations in commercial sectors are particularly salient in Peru and significant deteriorations in such sectors may have a material adverse effect on our business, financial condition and results of operations. Our current strategy includes increasing our exposure to market segments with heightened credit risk, including middle-market and consumer segments, such as unsecured small companies and consumer loans and consumer mortgages, which have higher risk profiles as compared to loans to large corporate customers. We follow this by using conservative credit assessments, risk-adjusted pricing methodologies and strong capital support. Given the changing composition of our loan portfolio and possible adverse changes in the environment in which we operate, our future results may differ significantly from our past results.

Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions.

Most of the operations and customers of Banco de Crédito de Bolivia, BCP´s commercial bank in Bolivia, are located in that country. Accordingly, our results of operations and financial condition depend on Bolivia´s economic activity and political environment. Bolivia´s macroeconomic indicators have been generally positive over the last several years, including steady growth rates, positive fiscal balances, and increasing international reserves. Inflation for 2013 was 6.5%, above the Central Bank´s target of 4.8%, mainly due to higher food prices and high levels of liquidity in the economy. However, Bolivia continues to lag other countries in the region in terms of foreign direct investment (FDI) despite an increase in FDI in 2013. The political environment in Bolivia also continues to be unstable, as does its regulatory and legal framework. During 2014 we expect an increase in Bolivia’s consumer price index as result of increased government spending in connection with the presidential elections being held in October 2014. Also, the Bolivian government enacted new banking laws in August 2013, the full effect of which will start to be seen in 2014. The new banking laws, which include interest rate regulation and minimum lending requirements to specific economic sectors, could lead to instability in Bolivia’s financial system and adversely affect our results of operations.

Credicorp Capital Colombia and IMTrust expose us to risk related to Colombian and Chilean political and economic conditions, respectively.

Colombia’s macroeconomic indicators have been generally positive over the last several years. However, a decline in Colombian mineral exports has contributed to a deterioration of Colombia’s trade balance. In addition, Colombia recently has enacted deficit reduction measures, and the Colombian Central Bank has focused on strengthening its international reserves as a hedge against external economic pressures. Additionally, Colombia holds national elections in 2014, which may result in new regulations, taxes and spending priorities. Any adverse economic consequences arising from changes to Colombian policies or a decline in Colombian exports or production may have a material adverse effect on our revenue and results of operations.

In Chile, tax reforms supported by Chile’s President have been proposed to Congress. If enacted, the proposed reforms would increase tax revenue by 3.0% of GDP, which mostly will be used to finance higher government permanent spending (including the educational reform). The reforms include a proposed increase in corporate taxes from 20% to 25%, the elimination of Chile’s Fondo de Utilidad Tributaria (FUT by its Spanish initials, which is a tax incentive to reinvest corporate profits) and a reduction in personal income taxes. Any increases in taxes Chile imposes on IM Trust and any would adversely affect our results of operations.

Changes to insurance regulations in Peru may impact the ability of our insurance subsidiary to underwrite and price risk effectively, and may adversely affect our operating performance and financial condition.

Our insurance business is carried out by Pacífico Seguros and Pacífico Vida which together with Pacífico Salud are part of Grupo Pacífico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacífico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacífico is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future. Grupo Pacífico is also unable to predict the timing of any such adoption and the effects any new laws or regulations would have on its operations, profitability and financial condition. However, we can expect new legislation in the spirit of Solvency II in the years to come.

The Group also assumes reinsurance risk in the normal course of business for non-life and life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business.

Our operating performance and financial condition depend on Grupo Pacífico’s ability to underwrite and set premium rates accurately across a full spectrum of risks. Grupo Pacífico must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses in order to be profitable.

To price premium rates accurately, Grupo Pacífico must:

•	collect and analyze a substantial volume of data;
•	provide sufficient resources to its technical units;
•	develop, test and apply appropriate rating formulae;
•	closely monitor changes in trends in a timely fashion; and
•	predict both severity and frequency with reasonable accuracy.

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

Our trading activities expose us to volatility in market prices, declines in market liquidity or fluctuations inforeign currency exchange rates, which may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

As part of our treasury operations, we may suffer losses related to the investments by BCP, ASB, Grupo Pacífico and Credicorp Capital, which trade various financial instruments and other assets, including debt, equity, fixed income, currency and related derivatives as both agent and principal, and we derive a portion of our non-financial income from trading revenues. Our Market Risk and Asset & Liability Management Policies set position limits for Nuevo Sol- and foreign currency-denominated securities. However, we are exposed to numerous factors that are beyond our control, including overall market trading activity, interest rate levels, the credit risk of our counterparties and general market volatility. In addition, a significant portion of our trading activity is related to customer transactions and we may still be exposed to a number of risks related to the movement of market prices in the underlying instruments, including the risk of unfavorable market price movements relative to our long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, interest rates or foreign currency exchange rates relating to these positions and the risk that the instruments with which we hedge certain positions do not track the market value of those positions. If we incur any losses from these exposures, it would reduce our trading activity revenues or cause us to suffer losses from trading activities, either of which could have a material adverse effect on our business, financial condition and results of operations.

Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial conditions

We are exposed to natural disasters in Peru, such as earthquakes and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including an 7.9 magnitude earthquake that struck the central coast of Peru in 2007.

A natural disaster of this nature or any other type of disaster could impair our operational capacity, our business continuity plans include emergency response, disaster recovery, operations continuity, crisis management, data protection and recovery, and critical systems redundancy. Although we test our business continuity plans annually; these plans may prove to be ineffective which could have a material adverse effect on our ability to carry out our businesses, especially if incidence disaster affects computer-based data systems or destroys customer or other data. In addition, if a significant number of our employees were affected by the natural disaster, our ability to conduct business could be impaired.

Our subsidiary Grupo Pacífico is further exposed to risks associated with natural disasters in Peru as an insurance business. To protect Grupo Pacífico’s solvency and liquidity, our insurance business historically has obtained reinsurance for a substantial portion of its earthquake-related risks through automatic excess loss treaties; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters. Our current maximum catastrophic exposure, net of reinsurance is US$2 million dollars.

Regulatory changes to the private pension fund and banking system in Peru could impact our earnings and adversely affect our operating performance.

Prima AFP manages our Pension Fund Administration business. In Peru, private pension fund managers are closely regulated by the SBS. In 2012, the Peruvian Government adopted the Law to Reform the Private Pension System (SPP by its Spanish initials), looking for increased competition and efficiency and reducing administration costs. The law sets forth a new process by which individuals, which are called affiliates, may become beneficiaries affiliated with the SPP. Under the new law, auctions are held every 24 month to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period and to conduct marketing campaigns for new SPP affiliates.

In December 2012, there was held the first tender to determine who would manage the accounts of new affiliates for a two year period. A new participant in the SPP won the tender, and started operations on June 1, 2013. Prior to the tender of affiliates, all four companies had the ability to conduct marketing campaigns and were able enroll new affiliates. In the second half of 2013, there was a decrease in the level of new accounts in the SPP, and an increase in accounts of the Public Pension System (ONP by its Spanish initials). Although this fact does not impact the results of the company, it may impact the long term growth and coverage of the SPP.

The Law to Reform the Private Pension System will be implemented in phases. See “Item 4. Information on the Company—(B) Business Overview—(12) Supervision and Regulation—(vii) Prima AFP”.

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

Economic conditions in other countries may impact Peru’s GDP growth. Peru’s exports are highly concentrated in the oil and mining industry. This industry represents almost 20% of Peru’s total income tax revenues, and gold and copper alone constitute around 42.2% of Peru’s total exports. Therefore, an economic downturn in Peru’s major importers of mining goods may adversely affect Peru’s economic growth.

According to our estimates, nearly one fifth of the expected growth in Peru’s economy over the next year depends on economic conditions in China, which generates considerable demand for basic metals mined in Peru. An economic slowdown in China over the next several years may adversely affect the growth of the Peruvian economy as a result of lower exports, lower levels of foreign investment and lower tax revenues. The aforementioned could affect the growth of our business as these reflect on Peruvian economy.

A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

The Corporate Information Security Program Framework of Credicorp is based on the ISO 27001 international security standard and the code of practice ISO 27002.

Through this framework we have defined and implemented governance with specific roles on risk and control assessment, monitor and awareness programs, security initiatives, ensuring business objectives, corporative alignment and compliance to regulatory requirements of banking, credit card, insurance and pension funds industry in Peru, Bolivia, Chile, Colombia, Panama, Cayman Island and the United States of America.

Although we have a strong IT infrastructure and high-skilled professionals managing IT operations, our risk exposure could be significant; we are still vulnerable to failure of our operational systems. This could temporarily interrupt our business, increasing our costs and causing losses. Temporary interruptions or failures in hardware and software that support our business and customer’s transactions could result mainly in regulatory fines, penalties, and reputational loss.

Credicorp have not experienced any material losses related to cyber attacks or operational stability. Credicorp is continuously working and investing resources in maintaining and updating control processes in order to prepare and adapt frequent change in new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions and also the increased sophistication and activities of organized crime, hackers and other external parties than can impact confidentiality, integrity, availability and privacy on transmission and storage of critical information.

Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition and results of operation.

Acquisitions and strategic partnerships, as those made in our investment banking and insurance businesses may not perform as expected since our assessment could be based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition and results of operation.

ITEM 4. INFORMATION ON THE COMPANY

4. A History and Development of the Company

We are a limited liability company that was incorporated in Bermuda on October 20, 1995 to act as a holding company, coordinate the policy and administration of our subsidiaries, and engage in investing activities. Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement universal banking services and develop our insurance business, focusing on Peru, Bolivia, Colombia and Chile along with limited investments in other countries of the region. Our registered address is Clarendon House, 2 Church Street, Bermuda. The management and administrative office (i.e., principal place of business) in Peru of our subsidiary, Banco de Crédito del Perú, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and the phone number is 51-1-313-2000.

As of December 31, 2013, our total assets were US$40.8 billion and our net equity was US$4.4 billion. Our net income attributable to our equity holders in 2011, 2012 and 2013 was US$709.3 million, US$788.8 million and US$567.1 million, respectively. See “Item 3. Key Information—(A) Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

We were formed in 1995 for the purpose of acquiring, through an exchange offer, the common shares of BCP, ASHC and Grupo Pacífico. We currently hold 97.7% of BCP, 98.5% of Grupo Pacífico and 100% of ASHC. See “Item 4. Information on the Company—(C) Organizational Structure”.

In February 2005, we were authorized by Peruvian regulatory authorities to establish Prima AFP, of which Grupo Crédito is the main shareholder. Prima AFP started operations in August 2005.

In August 2006, Prima AFP acquired Unión Vida AFP, which was a pension fund operating in the Peruvian market. Prima AFP’s acquisition of Unión Vida AFP, which was formerly held by Grupo Santander Perú S.A., was a strategic move toward consolidation as part of its efforts to gain a leading position in the pension fund market. As of the date of the acquisition, Prima AFP was the second largest pension fund company in terms of market share terms (defined as the amount of affiliates and assets under corporate management). The merger between Prima AFP and Unión Vida AFP was settled in December 2006.

In October 2009, BCP acquired from the Cooperative for Assistance and Relief Everywhere Inc. (CARE) – Perú, all the shares that this entity owned of Empresa Financiera Edyficar S.A. (Edyficar), representing 77.12% of Edyficar’s capital stock. In accordance with Peruvian legal requirements in effect at the time, BCP made a public offering to Edyficar’s minority shareholders to acquire the remaining 22.67% of the company’s stock. The total purchase price for the acquisition was US$96.1 million, including related direct acquisition costs. As of December 31, 2013 BCP owned 99.79% of Edyficar.

In October 2010, the Credicorp group acquired American Life Insurance Company (ALICO)’s 20.1% and 38% stakes in Pacífico Seguros and Pacífico Vida, respectively. Pacífico Vida’s shares were acquired through Credicorp Ltd. and its subsidiary, Grupo Crédito, acquired Pacífico Seguros´s shares. Consequently, at the conclusion of this transaction, Credicorp and its subsidiary Grupo Crédito held 97.68% of Pacífico Seguros, and jointly controlled 100% of Pacífico Vida. The total investment amounted to approximately US$174 million, making it the largest transaction ever completed in the Peruvian insurance market. We expect the acquisition to permit the Credicorp group to realize synergies in its decision making process and through the integration of all its insurance business lines. The closer proximity between companies will also allow Grupo Pacífico to improve its value proposition to customers, who seek integral insurance solutions. On April 28, 2011, Credicorp transferred its 24% stake in Pacífico Vida to Pacífico Seguros. As a result of that transfer, Pacífico Seguros now directly owns 86% of the shares of Pacífico Vida, and Credicorp owns the remaining 14%. This transfer did not affect Credicorp’s consolidated financial statements.

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

In the second half of 2011, Pacífico Salud invested approximately US$82.7 million to create its own private medical services network in Peru by acquiring majority shares to directly manage: (i) the El Golf, San Borja and Oncocare clinics in Lima, (ii) the Galeno clinic in Arequipa, (iii) Laboratorios ML, a clinical laboratory, and (iv) Doctor+, which is a house call/ambulance service. In 2012, Pacífico Salud invested US$38.6 million to increase its integrated insurance and health providing services by acquiring: (i) Clínica Belén S.A., (ii) Centro Odontológico Americano, (iii) Prosemedic S.A., (iv) Clínica Sánchez Ferrer S.A. and Inversiones Marsfe S.R.L., and (v) Bio Pap Service S.A.C. We believe that these acquisitions enable Pacífico Salud to directly benefit from this sector’s growth and to strategically defend against potential changes in the healthcare service supply chain, where vertical integration in the insurance business is becoming more frequent.

During 2012, Credicorp, as part of the strategic plan, initiated the creation of a regional investment banking platform. On April 27, 2012, Credicorp, through its subsidiary BCP, acquired a 51% stake in Credicorp Capital Colombia (formerly Correval S.A. Sociedad Comisionista de Bolsa), a brokerage entity established in Bogota, Colombia, for approximately US$72.3 million. In June 2013, BCP transferred its shares to Credicorp Capital Ltd., without affecting Credicorp’s consolidated financial statements and without recording any gain or loss. On July 31, 2012, Credicorp, through its subsidiary BCP, acquired 60.6% of IM Trust S.A. (IM Trust, Corredores de Bolsa), an investment banking entity established in Santiago, Chile, for approximately US$131.5 million, of which US$110.9 million was paid in cash consideration at the acquisitions date and US$20.6 million was paid in cash in July 2013. In November 2012, BCP transferred its shares to Credicorp Capital Ltd., without affecting Credicorp’s consolidated financial statements and without recording any gain or loss. For the investment banking operations in Peru, we created Credicorp Capital Perú S.A.A. (formerly BCP Capital), a company incorporated in Peru that was established in April 2012 through the split of an equity block of BCP. This split resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of US$71.2 million, US$18.0 million and US$53.2 million, respectively. Assets transferred included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP’s investment banking activities. The equity block split had no effect in Credicorp’s consolidated financial statements; no gains or losses arose from it.

In 2012, we established Credicorp Capital Ltd. in Bermuda to hold the Group’s investment banking activities in Chile, Colombia and Peru. As of December 31, 2013, Credicorp Capital held directly and indirectly 60.6% of IM Trust and 51.0% of Credicorp Capital Colombia. As of December 31, 2013, IM Trust’s assets, liabilities, equity and net income amounted to US$165.8 million, US$121.4 million, US$44.4 million and US$4.8 million, respectively (US$311.8 million, US$259.5 million, US$52.3 million and US$17.1 million, respectively, as of December 31, 2012); and Credicorp Capital Colombia’s assets, liabilities, equity and net income amounted to US$392.6 million, US$343.2 million, US$49.4 million and US$7.4 million, respectively (US$1,164.9 million, US$1,119.1 million, US$45.8 million and US$3.4 million, respectively, as of December 31, 2012).

At Credicorp’s shareholder meeting held on September 11, 2013, the Company agreed to increase Credicorp Capital Ltd’s share capital in the Company by US$3.9 million in exchange for 100% of the share value of Credicorp Capital Securities Inc., which Credicorp Ltd. controls. Credicorp Capital Securities Inc. is incorporated in the United States of America and provides securities brokerage services, mainly to retail customers in Latin America.

On March 20, 2014, Credicorp, through its subsidiary Empresa Financiera Edyficar S.A., acquired 60.68% stake of Mibanco, Banco de la Microempresa S.A., a local bank that specialized in the micro and small entities sector, for approximately S/. 504.8 million or US$179.5 million, in cash. On April 8, 2014, Grupo Crédito S.A. and Empresa Financiera Edyficar S.A., subsidiaries of Credicorp Ltd., acquired from the International Finance Corporation (IFC) and additional 6.5% of stake in Mibanco (5% Grupo Crédito S.A. and 1.5% Empresa FInanciera Edyficar S.A.). Furthermore, according to the Capital Markets Law, Credicorp’s subsidiaries will proceed to make a Public Tender Offer (Oferta Pública de Adquisición or OPA for its Spanish initials) to minority shareholders of Mibanco within the tenure and procedures stipulated in the Law. As of December 31, 2013, Mibanco’s assets, liabilities, equity and net income, published by SBS (audited) and prepared in accordance with accounting principles prescribed by the SBS for Peruvian financial entities, amounted to US$2,135.7 million, US$1,900.8 million, US$234.9 million and US$12.6 million, respectively.

4. B Business Overview

(1) Introduction – Review of 2013

1.1 General

We are the largest financial services holding company in Peru. For management purposes, the Group is organized into four operating segments based on our products and services. According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses; whose operating results are regularly reviewed by the entity’s chief who makes decisions about resources allocated for the segment and assesses its performance; and for which discrete financial information is available. We conduct our financial services business through our operating segments as follows:

•	Banking: principally commercial and consumer loans, credit facilities, deposits, current accounts and credit card accounts.

•	Insurance: principally property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance. Private hospital operations, which include health and wellness programs, primary and specialized ambulatory services and comprehensive acute care services, are also included under this operating segment.

•	Pension funds: principally private pension fund management services.

•	Investment Banking: principally corporate finance (structured lending, capital markets and M&A), sales & trading (equity, fixed income, and derivatives), and asset management (investment funds, mutual funds, advisory and mandates).

The following table provides certain financial information about our principal business segments as of and for the year ended December 31, 2013 (See Note 28 to the Consolidated Financial Statements):

	As of and for the Year ended December 31, 2013
	Total Revenues	Operating Income*	Total Assets
	(U.S. Dollars in millions)
Banking	3,302	1,707	37,545
Insurance	1,085	357	2,762
Pension fund	137	-	275
Investment Banking	106	20	238
Credicorp	4,630	2,084	40,820
Assets Under Management	-	-	21,941

* Operating income includes the net interest income from banking activities; and in the case of Insurance, the amount of the net earned premiums, less insurance claims plus net interest income.

We conduct our wholesale banking, treasury, retail banking and wealth management activities primarily through BCP, the largest (in terms of total assets, loans, deposits, net equity and net income) full-service Peruvian commercial bank, and our ASB private banking and asset management firm. We conduct our pension fund business through Prima AFP (the second largest Peruvian pension fund in terms of funds under management, collections and monthly insurable remuneration (or RAM by its Spanish initials) and our insurance activities through Grupo Pacífico, which is the second largest Peruvian insurance company in terms of premiums, fees and net income. We conduct our investment banking business primarily through Credicorp Capital S.A.A. in Peru, Credicorp Capital Colombia S.A. in Colombia, and Inversiones IMT S.A. in Chile. It should be noted that the term “Peruvian commercial bank,” “Peruvian insurance company” and other similar terms used in this Annual Report do not include the assets, results or operations of any foreign parent company or foreign subsidiary of such Peruvian company.

In 2013, we recorded net income after minority interest of US$567.1 million (US$788.8 million in 2012 and US$709.3 million in 2011). The 2013 result reflected a decrease of 28.1% in our net income in comparison to 2012’s result, primarily as a consequence of the impact of the devaluation of local currency against the U.S. Dollar, losses due to market issues, and one-off expenses. These factors were equivalent to approximately US$203.2 million of losses that reduced our net income:

i)	A translation loss of US$114.1 million generated by the capital position held in local currency;
ii)	A loss of US$43.5 million on the valuation of forward contracts, which was also associated with the capital position in local currency;
iii)	A US$11.5 million loss on valuations from our trading securities portfolio due to a shift in the interest rate on the U.S. Dollar and BCP’s position in sovereign bonds (Peru, Colombia and Brazil);
iv)	Approximately US$5.4 million of provisions related to additional reserves that must be set aside to cover future administrative costs for claims’ management (unallocated loss adjustment expense, ULAE);
v)	A loss of US$14.4 million due to an impairment, which was attributable to a valuation of IM Trust (according to IFRS standards); and
vi)	Other one-off expenses of US$14.4 million related to payments to SUNAT and Essalud from previous periods; contingents in Bolivia; asset withdrawal relative to assets used for system and installation development.

Our total assets amounted to US$30.7 billion in 2011, US$40.8 billion in 2012 and US$40.8 billion in 2013. The 0.1% increase in total assets in 2013 was primarily a result of the continued growth of our loan portfolio, which grew by 7.2% in 2013 (compared to a growth of 23.1% in 2012 and 21.3% in 2011), partially offsetting the 17.8% decrease in Investments available-for-sale (compared to a growth of 21.4% in 2012 and 57.0% in 2011). Our past-due loan ratio (which includes loans under legal collection) was 2.25% at the end of 2013 (compared to a ratio of 1.75% at the end of 2012 and 1.50% at the end of 2011). We had a coverage ratio (i.e., reserves for loans as a percentage of past-due loans) of 157.5% (compared to a ratio of 187.7% at the end of 2012 and 200.6% at the end of 2011), and our return on average net equity (ROAE) reached 13.1% in 2013 (compared to 20.6% in 2012 and 22.6% in 2011).

1.2 Banking segment

BCP

BCP’s year-end 2013 net income totaled US$464.3million, which resulted in a contribution to Credicorp of US$463.5 million. This earnings contribution was 30.2% lower than the 2012 contribution (US$663.7 million) and lower than the 2011 contribution of US$577.7 million. BCP’s financial performance in 2013 was affected by the volatility of the Nuevo Sol against the U.S. Dollar. The evolution of the exchange rate during this period was unlike any other in the last 20 years, as the devaluation of the Nuevo Sol reached 9.6% against the U.S. Dollar. As a result, BCP registered a ROAE of 16.0% in 2013.

There were factors that partially offset the good performance of BCP’s core business in 2013. These factors represented a total of US$181 million and were related to losses due to market issues and one-off expenses, including:

i)	A translation loss of US$95.8 million that was generated by the capital position in local currency;
ii)	A US$43.5 million loss on forward contracts, which was also related to the capital position in local currency;
iii)	A loss of US$27 million due to shifts in interest rates on the U.S. Dollar and the position of BCP’s sovereign bonds (Peru, Colombia and Brazil);
iv)	A loss of approximately US$ 5.6 million recorded for BCP in connection with the transfer of Credicorp Capital Colombia’s shares to Credicorp Capital, which resulted in no net gain/loss for the purposes of Credicorp’s consolidated financial statements; and
v)	Other one-off expenses of US$8.9 million related to payments to SUNAT for previous periods and contingents in Bolivia.

Performance in 2013 was primarily a result of:

•	a 13.7% growth in net interest income and dividends, which was primarily due to the 7.5% expansion posted in gross loans (led by Wholesale Banking), which offset a significant increase in net provisions for loan losses (+20.0%) and interest expenses (+14.4%);
•	a 5.7% increase in main non-financial income (excluding gains on sales of securities and other income), due to a 4.6% growth in fee income for banking service and a 9.6% increase in gains on foreign exchange transactions as a result of a more volatile exchange rate in 2013 relative to 2012.

Performance in these areas enabled BCP to offset the company’s 20.0% increase in provisions for loan losses and 8.5% increase in operating expenses. The increase in provisions is associated with the evolution of BCP’s Past-due-loans (PDL) portfolio for its SME and credit card segments. Retail banking segments have historically had higher levels of past-due loans and higher margins than other banking segments.

The increase in BCP’s operating expenses in 2013 was a result of BCP’s higher administrative expenses (+14.0%), which were in turn associated with system outsourcing and with expenses to expand BCP’s network of distribution channels to cover a significant increase in transactional activity and further banking penetration. There was also an increase in other expenses (+55.9%) related to payments to SUNAT and Essalud from previous periods and contingents in Bolivia.

The following table shows changes to the principal assets of BCP from 2011 through 2013:

	2011	2012	2013	2011 - 2012	2012 - 2013
	U.S. Dollars in millions			% Gain/(Loss)	% Gain/(Loss)
Total Assets	26,801	35,502	35,136	32.5%	-1.0%
Total Loans (1)	16,934	20,750	22,315	22.5%	7.5%
Loans net of provisions	16,415	20,052	21,506	22.2%	7.3%
Total Loans in average daily balances (2)	15,766	19,103	21,247	21.2%	11.2%
Stock of Provisions	519	698	809	34.6%	15.9%
Past-due loans	258	370	514	43.4%	38.7%
Refinanced and restructured loans	96	142	133	48.1%	(6.4)%
Investments (3)	3,552	4,772	4,407	34.3%	(7.7)%

(1) Loans, net of unearned interest and accrued interest
(2) Total Loans in average daily balances includes Wholesale Banking and Retail Banking (includes Edyficar) but does not includes BCP Bolivia, work out unit, other banking.
(3) Includes Trading securities, Investments available-for-sale and Investments available-for-sale pledged as collateral.

BCP’s total assets decrease was a result of the 7.7% reduction in the value of BCP’s investments, which offset the 7.3% increase in BCP’s loans net of provisions that totaled US$21.5 billion at the end of 2013. Regarding to the composition of BCP’s loan portfolio as of December 31, 2013, the average daily balances in our retail banking business accounted for 51.0% (compared to 51.2% in 2012 and 46.9% at the end of 2011) and wholesale banking business accounted for 49.0% of BCP’s total portfolio (compared to 48.8% in 2012 and 53.1% at the end of 2011).

The average daily balances of BCP’s wholesale banking loans grew by 11.9% in 2013 (12.1% in 2012 and 8.1% in 2011), while the local currency (LC) denominated wholesale banking portfolio grew 64.9% and the foreign currency (FC) denominated portfolio grew 2.1%. The expansion in the LC portfolio reflects our corporate clients’ reactions to a devaluation of the Nuevo Sol against the U.S. Dollar and better loan conditions in LC due to a reduction in the reference rate and level reserve requirements, which allowed companies to migrate financing drawn in FC in years past (in some cases with foreign institutions) or to take on new financing in the local market and in Nuevos Soles. As a result, BCP continued to lead the Peruvian financial system with a market share of 43% for the corporate segment (46.7% in 2012 and 43.8% in 2011) and 34.5% for the middle market (35.4% in 2012 and 35.3% in 2011).

BCP’s retail banking portfolio grew 9.3% in 2013 (average daily balance), led by the SME segment, which reported growth of 11.9% in average daily balances (including Edyficar). This allowed BCP to continue to lead this segment with a market share of 24.6% at the end of 2013. Furthermore, the mortgage loan segment reported a 12.0% increase that was driven by a recovery in the real estate sector and BCP’s decision to focus on low income segments with products such as MiVivienda and Ahorro Local (described below). BCP continued to lead this segment with a market share of 33.1%. Finally, the consumer loan portfolio posted growth of 10.7% in average daily balances, which translated into a market share of 22.8%. The credit card portfolio remained stable, with 1.1% growth in 2013.

On the liabilities side, BCP’s deposits increase not only continues to reinforce BCP’s funding structure, as deposits account for 72.0% of all funding sources, but also serves to maintain BCP’s status as an industry leader with a market share of 31.5%. The expansion of deposits was due primarily to an increase in savings deposits (+4.5%) and Severance Indemnity Deposits (CTS by its Spanish initials, +7.7%), which was attributable to the campaigns held in these segments throughout the year. Time deposits were stable year-over-year and grew only 0.4%. Local currency deposits represented 49.5% of deposits at year-end, which falls below the 54.2% share reported for this line at the end of 2012. We attribute this reversal in the process of de-dollarization of deposits to the devaluation in the Nuevo Sol in 2013. The following table sets forth BCP’s total deposits from 2011 to 2013:

	2011	2012	2013	2011 - 2012	2012 - 2013
	U.S. Dollars in millions			% Gain/(Loss)	% Gain/(Loss)
Demand deposits	6,285	7,572	7,432	20.5%	(1.9)%
Saving deposits	5,097	6,085	6,356	19.4%	4.5%
Time deposits	4,225	6,705	6,731	58.7%	0.4%
CTS	1,757	2,232	2,404	27.1%	7.7%
Bank's negotiable certificates	136	167.5	172	22.9%	2.4%
Interest payable	51	63	71	23.1%	12.8%
Total Deposits	17,552	22,825	23,165	30.0%	1.5%

BCP’s issuance of bonds gained relevance within BCP’s funding structure (12.7% in 2013 compared to 11.2% in 2012). This was associated with the issuance of BCP’s international corporate bonds for US$350 million; a move to reopen BCP’s 2027 subordinated bond for US$170 million; and the exchange of BCP’s 2016 bonds, issued in 2011, for BCP’s 2023 bonds, which were recently issued in an operation that generated US$366.3 million. These operations helped the BCP’s asset and liability management and allowed it to take advantage of historically low rates in international capital markets. As of December 31, 2013, the aggregate outstanding principal amount of BCP’s bonds totaled US$4,034.4 million (11.9% higher than the level registered in 2012).

BCP maintains adequate provisioning and long-term risk management policies. Its coverage ratio decreased to 157.5% in 2013 from 188.6% in 2012, and 200.8% in 2011. Total cumulative provisions for the loan portfolio reached US$809.3 million as of December 31, 2013, which is 15.9% higher than provisions in the previous year.

In 2013, BCP continued expanding its channel network as part of its customer service focus. By providing quality and widespread customer access to BCP’s financial services, BCP sought to increase its penetration of the Peruvian market. In 2013, the BCP continued its plan to grow more cost-efficient alternatives such as Automated Teller Machines (ATMs) and Agentes BCP:

35

	2011	2012	2013	2011 - 2012	2012 - 2013
				% Gain/(Loss)	% Gain/(Loss)
Branches	342	365	401	6.7%	9.9%
ATM's	1,485	1,844	2,091	24.2%	13.4%
Agentes BCP*	4,674	5,713	5,820	22.2%	1.9%
Total number of transactions (in thousands, except percentages)	66,873	79,636	86,687	19.1%	8.9%

 * Agentes BCP are BCP representatives located in retail establishments, such as grocery and drug store

Overall, despite volatility in the exchange rate and financial markets, BCP’s operating performance in 2013 was solid and in line with the growth of Peruvian economy, which posted a 5.3% GDP growth in 2013 despite uncertainty about the global economy.

BCP Bolivia

BCP Bolivia’s year-end 2013 net income totaled US$16.9 million, a 17.7% decrease from its 2012 net income (US$20.6 million). The decrease from 2012 to 2013 was attributable to new taxes imposed such as tax on foreign currency transactions (selling). In 2012, net income was US$ 20.6 million, a 7.7% decrease from 2011 net income (US$22.3 million). The decrease was primarily due to a 363.4% increase in income tax expense enacted in 2012.

In 2013, 2012 and 2011 BCP Bolivia maintained its position as one of the leading banks in Bolivia. In 2013, BCP Bolivia reported a return on average assets of 1.1%, a PDL ratio of 1.3%, and a coverage ratio of PDL of 299.7%, compared to industry averages of 1.2%, 1.5% and 282.9%, respectively. In 2012, the bank outperformed industry averages in several key ratios, recording a return on average assets of 1.6%, a PDL ratio of 1.2% and a PDL coverage ratio of 301% compared to industry averages of 1.5%, 1.5% and 291.2%, respectively. In 2011, BCP Bolivia recorded a return on average assets of 1.7%, a PDL ratio of 1.2% and a PDL coverage ratio of 314%, compared to industry averages of 1.7%, 1.7% and 281.1%, respectively.

BCP Bolivia’s loan portfolio grew from US$758 million in December 2011 to US$901 million in December 2012 to US$1,073 million in 2013. Loan portfolio growth in 2012 and 2013 was driven primarily by a 25% and 27% increase in retail banking loans, respectively.

Although BCP Bolivia made a positive contribution to our results in each of the last three years, the bank´s earnings generation capacity is increasingly under pressure due to a more stringent regulatory environment and a significantly higher tax burden.

Edyficar

Edyficar focuses on SME lending and, it held a 7.7%, 5.8% and 4.7% market share in terms of loans at year-ended 2013, 2012 and 2011, respectively, which is in line with the increase of net loans. The following table shows changes to key line items of Edyficar’s Balance Sheet from 2011 through 2013:

	2011	2012	2013	2011 - 2012	2012 - 2013
	U.S. Dollars in millions			% Gain/(Loss)	% Gain/(Loss)
Total Assets	591.1	1,064.4	1,205.5	80.1%	13.3%
Net Loans	479.1	708.6	886.5	47.9%	25.1%
Total Liabilities	515.2	966.0	1,077.8	87.5%	11.6%
Net shareholders 'equity	75.8	98.4	127.6	29.8%	29.7%

The consolidation of Edyficar’s results into BCP’s financial statements resulted in a total contribution to BCP of US$35.4 million in 2013, compared to US$36.5 million in 2012 and US$26.2 million in 2011. Furthermore, Edyficar’s financial income was US$210.0 million in 2013, representing an increase of 38.2% compared to the US$151.9 million of financial income recorded in 2012. Edyficar’s financial income was US$111.5 million in 2011. Nevertheless, the income growth in 2013 was offset by higher operating expenses of US$110.3 million (US$86.4 million and US$64.7 million in 2012 and 2011, respectively) associated with the increase in personnel (4,051; 3,129 and 2,359 in 2013, 2012 and 2011, respectively) and the expansion of Edyficar’s branches (190, 162 and 123 in 2013, 2012 and 2011, respectively). The aforementioned results reflected in the following ratios:

	2011	2012	2013
	U.S. Dollars in million
Past-due loan ratio	4.0%	3.9%	3.9%
ROAE*	22.9%	26.5%	21.6%
Efficiency ratio	55.0%	54.2%	53.1%

*Including goodwill of US$50.7 million.

Also, as of December 31, 2013, Edyficar increased its client base of 522,056 clients, representing an increase of 20.5% compared to the client base reported in 2012. In 2012, Edyficar had a client base of 433,406 clients, which represented an increase of 21.7% compared to the 356,099 clients reported in 2011. The average amount of an Edyficar loan was S/.5,027 (approximately US$1,799) in 2013, S/.4,411 (approximately US$1,730) in 2012 and S/.3,837 (approximately US$1,423) in 2011.

The acquisition of Edyficar was part of BCP’s strategy to capture a significant portion of the growth of the Peruvian SME segment, which is expected to expand significantly over the next several years. BCP intends to support Edyficar’s growth and development by improving its funding cost and structure and providing necessary capital and technology.

Atlantic Security Bank (ASB)

In 2013, the global indexes improved in comparison to 2012 despite high volatility in the financial markets. During the same period, emerging markets were affected by more volatility on the external front and higher risk premiums due primarily to expectations regarding US monetary policy and a deceleration in the Chinese economy. Despite these trends in 2013, ASB achieved an increase in net income due to a strategic reallocation in its investment portfolio and an increase in the volume of interest earning assets. As a result, Credicorp received a contribution of US$50.7 million from ASB in 2013.

The following table shows changes to key line items of ASB’s Financial Income Statement from 2011 through 2013:

	2011	2012	2013	2011 - 2012	2012 - 2013
	U.S. Dollars in millions			% Gain/(Loss)	% Gain/(Loss)
Net interest and dividend income	31.9	38.6	40.6	21.2%	5.1%
Non-financial income	18.4	18.6	20.2	1.1%	8.6%
Operating expenses	-8.0	-8.8	-9.8	10.0%	11.4%
Net Income	41.1	48.4	50.7	17.8%	4.7%

The increase in net interest and dividend income was primarily due to the ASB’s investment strategies, which included asset reallocation with the aim of increasing the financial margin and the volume of interest earning assets. ASB also benefited from lower funding cost, as a result of the low rates through the last two years. Short-term customer deposits, which have interest rates that reset frequently, allowed ASB to pay low rates on deposit accounts while earning higher interest income on assets engaged for middle and longer terms. On the other hand, ASB’s non-financial income includes income from fees, sale and market valuation of securities, and foreign exchange operations. The main non-financial income accounts, income from fees and sale and market valuation of securities totaled US$8.7 million (US$9.2 million in 2012 and US$11.5 million in 2011) and US$12.7 million (US$7.7 million in 2012 and US$6.9 million in 2011), respectively.

ASB’s total assets increased from 2011 to 2013 was mainly a result of significant growth on balance deposits (which exclude assets under management, AuMs), funds that ASB managed on behalf of its clients, which in turn is related to the positive performance of the Peruvian economy. The following table shows changes in ASB’s total assets from 2011 through 2013:

	2011	2012	2013	2011 - 2012	2012 - 2013
	U.S. Dollars in millions			% Gain/(Loss)	% Gain/(Loss)
Total Assets	1,523.5	1,768.5	1,784.3	16.1%	0.9%
Assets under Management	3,194.0	3,961.0	3,771.0	24.0%	-4.8%

Finally, ASB’s AuMs decrease of 4.8% in 2013 is a result of market volatility and, among other reasons, the announcement of the tapering process by the FED in May and the government shutdown experienced in October 2013. However, in a year-over-year comparison, in a cost value, the AuMs increased +US$ 126.9 million, which was primarily a result of increases in the global positions of ASB’s customers.

1.3 Insurance segment

Grupo Pacífico

In 2013, Grupo Pacífico integrated by Pacífico Seguros Generales, Pacífico Vida and Pacífico EPS, reported net income, after deducting minority interests, of US$33.1 million (US$58.9 million in 2012 and US$57.1 million in 2011). The decline in the result in comparison to 2012’s figure was a consequence of: (i) the increase posted in the net loss ratio in Property and Casualty insurance (+5.9 bps) due to higher costs for claims processing in the automobile insurance line; (ii) the 11.3% increase in general expenses (US$ 194.5 million versus US$ 174.8 million in 2012) mainly due to growth in medical subsidiaries as well as higher expenses in the Property and Casualty business (growth in new channels and system development); and finally (iii) the translation effect that generated a variation of –206.8% (US$ -7.9 million against US$7.4 million in 2012). The contribution received from Grupo Pacífico was US$40 million in 2013 (US$66.4 million in 2012 and US$65.6 million in 2011). This contribution includes net income after minority interest and the participation of Grupo Crédito (Credicorp’s subsidiary) in the minority interest.

In terms of premium turnover, Pacifico Grupo Asegurador reported direct premiums of US$ 1,136 million and net earned premiums for US$ 807.5 million, which represent an increase of 11.4% and 11.5% respectively with regard to 2012. This growth in turnover was evident in three businesses: PPS (US$ 50.7) million, 12.1% growth), EPS (US$ 31.7 million 15.0% growth) and PVIDA (US$ 32.4 million 8.2% growth).

Performance in 2013 can be explained as follows:

Pacifico Seguros Generales reported a loss of – US$ 1.4 million, which contrasts with earnings of US$ 13.7 million in 2012. This result was due to an increase in the loss ratio in the automobile insurance line (66.9% in 2013 versus 50% in 2012) due to higher costs for claims processing in the market and the difficulty of increasing rates due to market competition in the automobile insurance business. A translation loss was also reported, which generated a –US$ 6.4 million variation in the result (US$ 2.7 million reported in 2012 versus –US$ 3.7 million in 2013). These effects were partially mitigated by an increase in financial income associated with real estate sales (Oeschle US$ 5.3 million and Curacao US$ 7.7 million) and the sale of a shares in Inversiones Centenario for US$ 8.2 million.

Pacífico Vida reported net earnings in 2013 of US$ 50.3 million versus US$ 59.6 million in 2012. This drop was due primarily to a translation loss, which generated a variation of –US$ 11.4 million (US$ 5.3 million reported in 2012 versus -US$ 6.1 million in 2013). The underwriting result in 2013 was -US$ 0.3 million versus US$ 1.5 million in 2012, which was due to an increase in claims (group life, annuities and credit life), higher commissions (credit life) and higher underwriting expenses that offset the increase in premiums in 2013 (8.2%). It is important to note that financial income increased 9.6% in 2013, which offset the 11.0% increase in general expenses. Net earnings before translation totaled US$ 56.3 million versus US$ 54.4 million last year.

Pacífico EPS reported net earnings totaled US$ 4.6 million in comparison to a loss of -US$ 4.3 million in 2012. This improved result is due to a decrease in the net loss ratio (82.6% versus 83.6% 2012), which was due to the application of adequate underwriting policies. These policies will remain in place in coming years to guarantee that loss ratios remain within adequate levels. It is also important to mention the growth of +14.7% in the net earned premium (+US$ 31.0 million), the -11.7% drop in general expenses (-US$ 2.9 million), and a positive translation result (+US$ 1.9 million). This effect was offset by an increase in income tax (US$ 2.9 million versus US$ 0.5 million in 2012).

Additionally, during 2013, Pacífico EPS continued its initiative (originally launched in 2011), to create the largest private medical services network in Peru by investing an additional US$30.0 million to acquire clinics specialized in providing health and wellness programs and other infrastructure and medical equipment. Clinics acquired by Pacífico EPS as a part of this initiative are grouped under the new umbrealla brand name SANNA. We believe that these acquisitions will enable Pacífico EPS to directly benefit from this sector’s growth and to strategically defend against potential changes in healthcare service supply chain, as where vertical integration in the insurance business is becoming more common.

We believe that there is substantial growth potential in Peru’s insurance market, given the industry’s low market penetration. Efficiency, risk management and capitalize on synergies between the insurance business and the distribution channels will continue to be key indicators in measuring Grupo Pacífico’s performance. These factors will lead Grupo Pacífico to increase penetration in the insurance market. Also, developing alternative sales channels, efficiently using BCP’s network, maintaining relationships and market share through traditional brokerage channels, and expanding services in underserved regions of Peru are essential components of Grupo Pacífico’s growth strategy for 2014.

Grupo Pacífico’s growth strategy for 2014 will focus on operating efficiency, risk management, capitalizing synergies between insurance businesses and Credicorp, optimizing distribution channels and expanding services in underserved regions of Peru.

1.4 Pension fund segment

Prima AFP

Due to the adoption of the Law to Reform the Private Pension System, there is now a new process by which individuals, which are called affiliates, may become beneficiaries affiliated with the SPP. Under the new law, tender are held every 24 month to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period. In December 2012, a bidding process occurred for the exclusive right to market and to enroll new affiliates into the SPP. The process was open to the existing pension funds private administrators (AFPs by its Spanish initials) in the SPP and to any potential new AFPs to the SPP. A new AFP eventually won the process and, beginning on June 1, 2013, it has the exclusive right to market and enroll new affiliates for a period of two years. In 2013, the volume of new accounts into the SPP totaled 249,000, representing a decline of 32.0% with regard to 2012. This decline can be partially explained due to lower amount spent in marketing overall for new affiliates, since prior to the bidding process, the four existing AFPs heavily marketed for new affiliates and are now barred from doing so.

With respect to the SPP, in 2013 the contribution level was 45.0% in relation to the total number of affiliates. During 2013, the contributions to pension funds totaled US$2.8 billion, which represent a 10.6% increase year-over-year.

As of December 31, 2013, the value of funds under management by the SPP reached US$36.5 billion, and represents a 3.8% decrease compared to December 2012 (US$38.0 billion). Despite the growth of the Peruvian economy, issues such as the volatility of the international markets, the decline of the Lima Stock Exchange, and the devaluation of local currency affected funds under management. As of December 31, 2011, the SPP had US$ 30.4 billion in funds under management.

Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality services and timely and transparent information to its clients. As a result, the contribution we received from Prima AFP in 2013 was US$50.8 million as compared to US$38.1 million in 2012. In 2011, Prima AFP’s contribution was US$32.4 million.

Funds under management at Prima AFP decreased from US$12.0 billion in 2012 to US$11.6 billion as of December 2013 (-3.2%). In 2011, this indicator reached US$9.5 billion. At year-end 2013, Prima AFP’s market share of total funds under management was 31.7%, slightly higher than the 31.5% market share at the end of 2012. The profitability of our funds in the last 12 months (December 2013 / December 2012) was 0.1%, -2.4% and -2.8% for Funds 1, 2 and 3, respectively. In this context, Prima AFP is ranked second in Fund 1 and third in Funds 2 and 3 with regard to profitability system-wide. Despite the growth of the Peruvian economy, issues such as the volatility of the international markets, the decline of the Lima Stock Exchange, and the devaluation of local currency affected funds under management.

Prima AFP’s revenues from commissions in 2013 totaled US$135.9 million, a 16.1% increase from 2012 when revenues from commissions totaled US$117.2 million. In 2011, revenues from commissions reached US$104.4 million. This improvement was a result of a stable and high-quality portfolio of contributing members.

To improve its operating results, Prima AFP will continue to focus on increasing efficiency and reducing costs. Emphasis will also be placed on improving Prima AFP’s long-term stability through improved risk management, which is one of the company’s highest priorities.

In 2013, a series of reforms to the SPP were implemented. These reforms are discussed in “Item 4. Information on the Company — (B) Business Overview— (12) Supervision and Regulation— (vii) Prima AFP”.

1.5 Investment banking segment

Credicorp’s regional investment banking platform is built mainly around three business units: asset management, sales & trading and corporate finance business. These business units are present in each of the countries through which we operate using several companies group under Credicorp Capital Perú, Credicorp Capital Colombia and Inversiones IMT (IM Trust - Chile).

The following chart shows the main subsidiaries of the investment banking platform as of December 31, 2013:

(1)	Investment bank business and subsidiaries split from BCP.

Credicorp Investments Ltd. was formed on August, 2012 in Bermuda. It is Credicorp’s 100% subsidiary. Later in 2013, Credicorp Investments changed his name to “Credicorp Capital Ltd”.

The following chart shows our future organizational structure of the main subsidiaries once the regional investment banking platform concludes its consolidation under Credicorp Capital Ltd. in line with Credicorp´s strategic plan to create a Regional Investment Bank:

Credicorp Capital Securities Inc. (CSI)

CSI is an introducing broker dealer incorporated under the laws of the State of Florida in the United States of America and provides access to the global securities markets by offering a wide spectrum of brokerage services. In 2013, the company changed its name from “Credicorp Securities Inc.” to “Credicorp Capital Securities Inc.” and 100% of the outstanding shares of the firm were transferred from Credicorp Ltd. to Credicorp Capital Ltd. with the approval of FINRA.

CSI began operations in March 2003 as an Introducing Broker Dealer (IBD) and Registered Investment Advisor (RIA). Since then CSI transferred the functions formerly performed under its RIA license to the Asset Management Division at BCP and is in the process of cancelling its RIA license.

The objectives of CSI are to (i) act as a broker to its affiliate’s brokerage activities and those of its customers and provide products; and, (ii) add new customers to the brokerage business. As an IBD, CSI can open custodial accounts on behalf of its customers with only one clearing broker. Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation serves as CSI’s Clearing Broker.

CSI’s core business includes purchasing and selling stocks, fixed income and money market instruments. Its brokerage services involve corporate debt securities, U.S. Treasury bonds, equities, exchange-listed over-the-counter (OTC) securities, mutual funds (both domestic and international), and options (options represent only 0.08% of the business and correspond to vanilla options transactions). Mutual fund sales are not actively solicited.

CSI is approved to engage in trading for its own account in fixed income instruments. It is subject to a US$100,000 minimum net capital requirement and files a Focus Report on a monthly basis.

Credicorp Capital Perú (formerly BCP Capital Perú)

During 2013, BCP Capital changed its name to “Credicorp Capital Perú”. The name change is to be registered with the Corporate Public Registry in Peru. Credicorp Capital Perú is the holding company through which we conduct our investment banking business in Peru. It was established from a spin-off from BCP. The spin-off resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of US$71.2 million, US$18.0 million and US$53.2 million, respectively. Assets transferred included the ownership of Credicorp Capital Sociedad Agente de Bolsa (formerly, Credibolsa Sociedad Agente de Bolsa), Credicorp Capital Sociedad Titulizadora. (formerly, Credititulos Sociedad Titulizadora), Credicorp Capital Sociedad Administradora de Fondos (formerly, Credifondo Sociedad Administradora de Fondos) and BCP’s investment banking activities, that created a new company named BCP Capital Financial Services, today Credicorp Capital Servicios Financieros. Through each of these companies, Credicorp Capital Perú is a market leader in the investment banking segment and it offers a wide range of products and services to corporate and retail clients.

Credicorp Capital Colombia (formerly, Correval)

In 2013, 100% of the outstanding shares of BCP Colombia (owner of 51% of Credicorp Capital Colombia) were transferred from BCP to Credicorp Capital Ltd., with the approval of the Colombian banking authority.

Credicorp Capital Colombia is a brokerage firm formed in 1987. Over the last 25 years it has been the leader in the brokerage market. The firm has a nationwide presence through its offices in Bogota, Medellin, Cali and Barranquilla. It also opened an office in Panama in early 2011.

The firm offers a wide array of products and services, including asset management (mutual and discretionary funds), sales and trading (foreign exchange, fixed income, stock, derivatives and hedging products, e-trading) and corporate finance (M&A and advisory, among others).

Inversiones IMT (IM Trust)

BCP Chile held a 60.6% stake in Inversiones IMT S.A (“IM Trust”). IM Trust is one of the leading financial corporations in Chile, with over 25 years of experience in the Chilean market. In early 2008, IM Trust expanded operations to Peru and Colombia.

The firm provides services in corporate finance (capital markets and M&A), sales & trading (equity, fixed income, and derivatives), and asset management (investment funds, mutual funds, advisory and mandates), servicing the retail, corporate, institutional and private segments.

Put and call options over non-controlling interest

Credicorp Capital Colombia (formerly, Correval) and IM Trust purchase and shareholders agreements, respectively, include put and call options to acquire the remaining non-controlling interests in such entities.

As of December 31, 2013, financial liabilities related to put options granted to non-controlling interest of Correval and IM Trust amounted to US$57.1 million and US$64.8 million, respectively, (US$59.2 million and US$62.6 million, respectively, as of December 31, 2012) and are included in the caption “Other liabilities” of the consolidated statements of financial position.

The formula used to calculate the amount of this commitment is fixed contractually and is based on the average net income over the last eight quarters and the average net equity over the last four quarters before the exercise date of each option, to which some multiples are then applied. The amount resulting from such formula is discounted using a market rate, which reflects the remaining periods and the credit risks related to each flow.

In the case of Credicorp Capital Colombia, the put options can be exercised by non-controlling interest holders for a period of three months after the second year (from April 27, 2014) and fourth year of acquisition (from April 27, 2016).

In the case of IM Trust, the put options can be exercised by non-controlling interest holders for a period of five days after the 48th, 51st and 54th month of acquisition (from July 1, 2016; from October 1, 2016 and from January 1, 2017, respectively).

Furthermore, Credicorp can exercise its call options for a period of three months from July 27, 2016, in the case of Credicorp Capital Colombia, and between the 20th and 24th business days of January 2017, in the case of IM Trust, if non-controlling interests holders do not exercise their put options by July 26, 2016, in the case of Credicorp Capital Colombia, and by the 5th business day of January 2017, in the case of IM Trust. The call options are valued using the same formula as the put options.

New agreements regarding the regional governance of Credicorp Capital were agreed in March 20, 2014, which applies since January 1, 2014. Part of this new agreement reflects changes in the put and call options, as to the alignment of the exercise dates, valuation multiples and the financials to which these are to be applied for both companies. The new agreed dates for the exercise of the put options are: i) between July 15, and July 23, 2016; (ii) between October 15, and October 23, 2016; and (iii) Between January 15, and January 23, 2017. In terms of the call option, this may be exercisable between January 24, and January 31, 2017. At the date of this report, the new financial liability is in process of review by Management.

1.6 Consolidated Contributions

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

	2011	2012	2013	2012 - 2013 % Gain/(Loss)
	(U.S. Dollars in millions, except percentages)
BCP (1)	564.0	645.8	452.3	(30)%
ASHC	42.5	48.4	51.7	7%
Grupo Pacífico	65.6	66.0	33.9	(49)%
PRIMA AFP and others (2)	37.2	28.6	29.2	2%
Total	709.3	788.8	567.1	(28)%

(1)	Includes Banco de Crédito de Bolivia, which contributed US$17.5 million in 2013, US$20.6 million in 2012 and US$22.3 million in 2011; and Edyficar, which contributed US$35.4 million in 2013, US$36.5 million in 2012 and US$26.2 million in 2011. This amount also includes Inversiones BCP Ltda, Inversiones Credicorp Bolivia and Solución EAH.
(2)	Includes Prima AFP (which recorded a net income of US$50.8 million in 2013, US$38.2 million in 2012, US$32.4 million in 2011), Credicorp Capital Perú (which includes Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros), Credicorp Capital Ltd. (which includes BCP Chile, BCP Colombia and Credicorp Capital Securities) and Credicorp Ltd. (which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries, BCP and Grupo Pacífico, and others).

(2) Strategy

Credicorp was established to create a financial group that would benefit from synergies among the group’s companies and would become a leader within each business market in which the companies operate to maximize our shareholders’ return on equity. To achieve these strategic goals, over the last several years, Credicorp has focused on consolidating its position as Peru's leading financial group and expanding its horizons abroad through its Latin American investment banking platform.

Credicorp’s strategic Pillars

To achieve sustainable growth while maximizing our shareholders’ capital return we focused on our long-term strategy, which is based on three pillars: i) efficiency, ii) risk management and iii) growth.

Efficiency

Credicorp initiated an efficiency initiative with two approaches, one tactical that is the Continuous Improvement Program and the Efficiency Program.

The Continuous Improvement Program is designed to improve efficiency throughout Credicorp by promoting consciousness in our management of expenses and investments. This approach is based on: i) productivity management; ii) the establishment of new mechanisms for approving, managing and reporting budget execution; and iii) process improvement. The Continous Improvement Program will be based on the Jaw concept; this means it will be focused on managing the gap between income growth and expenses growth, in an effort to achieve higher growth in income than in expenses.

The Efficiency Program is designed address five different strategic areas. The first is our product portfolio. Under the program, we will reduce the complexity of our product portfolio and manage each product based on productivity and client satisfaction. The second area is our service model. Uner the program, we will evaluate our footprint and formats, channel efficiency and multichannel strategy. The third strategic area comprises our organization and support functions. With respect to this area, we will evaluate how are we are organized, including the span of control, the decision network and the number of layers in our operating units. The fourth strategic area includes operations and IT. In this area we will define key processes and optimize our operational model. The fifth strategic area is culture. Through this strategic area, we eill seek to instill the concept of efficient growth as a core value in our organization’s culture.

Risk Management

This strategic pillar of Credicorp’s strategy is based on the corporate principles approved by the Corporate Governance Committee: involvement of executive management; independence of the risk functions; corporate governance, including risk appetite, corporate risk policies, and risk-adjusted performance measures; and sufficiency and quality of resources dedicated to the risk management role.

Credicorps is committed to apply best practices to assess, quantify and manage the different risks to which we are exposed to, such as credit, market, compliance and operational, reputational, and insurance underwriting risks. We are constantly fine-tuning our models for risk management and our stress-testing methodologies. Our strategy is based on implementing an advanced and fully integrated risk management approach to achieve sustainable growth and enhanced profitability.

In the area of credit risk management, we have implemented enhanced risk-adjusted pricing models and in-house credit models (origination, scoring, behavioral and collection models) that maximize the use of our proprietary information and Knowledge about the Peruvian system. These are essential sources of competitive advantage. We have also developed a risk monitoring process that provides a timely and comprehensive picture of risk exposures across risk types and from multiple business segments.

Growth

Our strategic consolidations in Peru aim to capture the potential that the Peruvian market offers as one of the strongest growth opportunities in South America. In the banking, insurance and pension fund industries, market penetration remains low. Accordingly, our business plans incorporate strategies that are designed to reach underserved segments of the Peruvian population and achieve higher returns on our capital.

In addition, our expansion abroad aims to capitalize on BCP’s in-depth knowledge of Peru’s business community and financial markets and its extensive experience in the Peruvian capital market. Regional integration, such as the MILA initiative (a Latin-American integrated market among Chile, Colombia and Peru), has opened up additional opportunities for us to further integrate our capital markets and investment banking operations. Regional integration has also enlarged business fields for companies, who like us, have an important presence in many of these markets. Consistent with our strategic efforts to expand and generate synergies amd generate synergies, we have partnered with two high-performing organizations, Correval in Colombia and IM Trust in Chile that have allowed Credicorp to create a regional business platform in the sales and trading, asset management and corporate finance businesses. Trough this strategic partnership, we intend to boost our cross-border businesses.

In the banking business, we will continue to implement our strategy to enter different segments of retail banking, with particular emphasis on the SME segment in particular. We will use risk and collections models that are calibrated and aligned with pricing models designed to achieve the profitability we seek. As mentioned above, on March 20, 2014, Credicorp through its subsidiary Edyficar acquired one of the leading SME institutions, Mibanco, as part of Credicorp’s strategy to continue growing this business segment. In the near term, we will be focused on the integrating SME services into Edyficar’s business operations.

In the insurance business, Credicorp sees significant growth potential in the insurance business, and to capture that potential we are taking a series of measures to recover profitability in the car insurance line through operating improvements and by setting risk-adjusted prices. In the Property and Casualty business, we are implementing an efficient reinsurance scheme and are strengthening our “bancassurance” products. We will also begin a stage of business consolidation in our healthcare services business to progressively increase the returns on the investments we make on this business.

In the pension fund business, the strategy of medium and long term is to maintain the attractiveness and profitability of the business by growing efficiently with a thorough risk management. The focus is on providing affiliates adequate profitability of their funds, advisory service and excellent level of information and service channels according to our clients’ needs. For the aforementioned, the management of pension funds will be strengthened with the incorporation of best international practices

In the investment banking platform, we will continue to consolidate Credicorp Capital’s regional position to capture the growth potential of our three main business lines (asset management, sales and trading, and corporate finance) in the capital markets of Chile, Colombia and Peru and the Latin American region in general.

(3) Credicorp Operating Segments

3.1 Banking

The majority of our banking business is carried out through BCP, which is our largest subsidiary, BCP that held 30.7% of the Peruvian market share in loans as of December 31, 2013. A portion of our banking business is also carried out by ASB, which principally serves Peruvian private banking customers through offices in Panama. We conduct banking activities in Bolivia through BCP Bolivia, a full service commercial bank which maintained a 10.9% market share of current loans and a 11.1% market share of total deposits as of December 2013. BCP Bolivia is fourth with respect to loan market share and fifth with respect to deposit market share in the Bolivian banking system.

Our banking business is organized into (i) wholesale banking activities, which are carried out by BCP’s Wholesale Banking Group, and (ii) retail banking activities, which are carried out by BCP’s Retail Banking Wealth Management Group (RB&WM).

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

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of BCP’s subsidiaries. Our Chief Operating Officer (COO) is in charge of setting the general credit policies for our different business areas. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (See “(12) Supervision and Regulation—(ii) BCP”) and the guidelines set forth by our Board of Directors.

We also conduct our banking business through Atlantic Security Bank (ASB), which is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment.

Our deposit-taking operations are principally managed by BCP’s RB&WM group and ASB’s private banking group. See “(13) Selected Statistical Information—(iv) Deposits.”

3.2 Insurance

We conduct our insurance operations exclusively through Grupo Pacífico and its subsidiaries, which provide a broad range of insurance products. Grupo Pacífico focuses on three business areas, property and casualty insurance through Pacífico Seguros Generales, life and pension insurance through Pacífico Vida, and health care insurance through Pacífico EPS. Grupo Pacífico, like other major Peruvian insurance companies, sells its products both directly and through independent brokers and agents. Directly written policies tend to be for large commercial clients, as well as for life and health insurance business lines.

3.3 Pension funds

Credicorp conducts all of its pension fund activities through its private pension fund administrator Prima AFP. During 2013, Credicorp through its subsidiary Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality services, with timely and transparent information to its clients.

The year 2013 was marked by a series of events linked to the implementation of the SPP and a new competitive dynamic at the market level (a former competitor was sold, in equal parts, to two current competitors). The Law to Reform the Private Pension System establishes, among other changes, a new process for integrating new affiliates into the SPP. See “Item 4. Information on the Company— (B) Business Overview— (12) Supervision and Regulation— (vii) Prima AFP”.

3.4 Investment Banking

The integration of Latin American markets is a strategic focus for Credicorp. The creation of the MILA (by its Spanish initials), a Latin American integrated market -among Chile, Colombia and Peru, has opened up opportunities to further integrate asset management, brokerage and corporate finance cross-border operations which can offer benefits for companies that have a significant presence in these markets. Since the formation of the MILA, Credicorp’s investment banking business units grouped under Credicorp Capital have been very active. Credicorp Capital carries out its operation in the region through Credicorp Capital Perú, Credicorp Capital Colombia (formerly, Correval) and IM Trust, holding considerable market shares in the Peruvian, Colombian and Chilean markets, respectively, performing operations in three business lines: asset management, capital markets and corporate finance.

Asset Management

In terms of asset management, Credicorp Capital Perú posted a total of US$4,150 million in assets under management in 2013 (US$4,593 million in 2012), of which US$2,390 corresponded to mutual funds, representing 40.6% of the Peruavian market at the end of 2013. Credicorp Capital Colombia posted a total of US$1,821 million in assets under management (US$1,534 million in 2012), including mutual funds and investment funds managed, the former representing 23.9% of the Colombian market between brokerage firms at the end of 2013. Finally, as of December 31, 2013 IM Trust had a total of US$1,387 million in assets under management (US$894 million in 2012), including US$584 million in mutual funds and investment funds managed (US$460 million in 2012). With regards to assets under custody, Credicorp Capital posted a total of US$12,169 (US$ 13,477 million in 2012), of which Credicorp Capital Perú represented 78%, Credicorp Capital Colombia 12% and IM Trust 10%.

Sales & Trading

In 2013, Credicorp Capital Perú traded a total of US$1,328 million in equity securities and US$781 million in fixed income securities (US$2,073 million and US$511 million in 2012, respectively), which represented a market share of 16.3% and 45%, respectively. Credicorp Capital Colombia traded a total of US$10,284 million in equity securities and US$145,788 million in fixed income securities (US$9,505 million and US$139,748 million in 2012, respectively), which represented market shares of 19% and 23% (stock exchange) respectively. IM Trust traded a total of US$2,219 million in equity securities instruments and US$4,665 million in fixed income instruments (US$5,620 million and US$3,043 million in 2012, respectively), which represented market shares of 6% and 26.5% among boutiques, respectively.

Corporate Finance

In 2013, Credicorp Capital’s corporate finance business participated in the international issuance of instruments for a record amount of US$4,244 million. The primary transactions were:

•	a US$ 850 million international bond for Transportadora de Gas del Perú,
•	a US$ 450 million international bond for Alicorp,
•	a US$ 450 million international bond for Consorcio Transmantaro,
•	a US$ 413 million American Depositary Shares (ADS) for Graña y Montero.

(4) BCP and Subsidiaries

4.1 General

BCP’s activities include wholesale banking, retail banking and wealth management and treasury. As of December 31, 2013, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets (US$35.1 billion), total loans (US$21.5 billion), deposits (US$23.2 billion) and net equity (US$3.0 billion). At the end of 2013, BCP’s loans, on an unconsolidated basis, represented approximately 33.2% of total loans in the Peruvian banking system. BCP’s loans represented 34.1% and 33.0% of total loans in the Peruvian banking system at the end of 2012 and 2011, respectively. BCP’s deposits represented approximately 34.1% of total deposits in the Peruvian banking system (compared to 37.4% in 2012 and 33.8% in 2011).

As of December 31, 2013, BCP had the largest branch network of any commercial bank in Peru with 401 branches. BCP also operates an agency in Miami and a branch in Panama. In addition, as of December 31, 2013, BCP Bolivia and Edyficar had 46 and 190 branches, respectively, through which they serve their clients.

As of and for the year ended December 31, 2013, BCP accounted for 86.0% of our total assets, 80.9% of our net income and 70.2% of our net equity. BCP’s operations are supervised and regulated by the SBS and the Peruvian Central Bank .

BCP groups its client base according to the following criteria:

Client Segmentation
Business	Group	Income/Sales (US$MM)
Wholesale Banking Group (WBG)	Corporate	Higher than 100
	Middle-Market	From 8 to 100
Retail Banking Wealth Management Group (RB&WM)	Affluent	At least an individual monthly income of S/. 5,000

	Consumer	Focus on medium-low income individuals who receive their payroll through BCP

	Small Business	From 0.5 to 10 or total debt from 0.25 to 1.8

	Micro-Business	Up to 0.5 or total debt up to 0.25

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

BCP and its principal subsidiaries as of December 31, 2013 are as follows:

•	Banco de Crédito de Bolivia, or BCP Bolivia, is BCP’s commercial bank in Bolivia. BCP owns 95.84% of BCP Bolivia (directly and indirectly) and we hold the remaining interest. BCP Bolivia maintained a 10.9% market share of current loans and 11.1% of total deposits, and has a network of 46 branches located throughout Bolivia. BCP Bolivia’s results are consolidated in BCP’s financial statements.
•	Empresa Financiera Edyficar S.A. was acquired in October 2009 and is 99.79 % owned by BCP. It is engaged in micro finance in Peru.
•	Solución Empresa Administradora Hipotecaria S.A. was established in 1979 under the name Solución Financiera de Crédito del Perú S.A. and is 100% owned by BCP. Its business included mortgage lending, consumer lending and SME financing. In the company’s shareholders meeting on November 19, 2009, Solución Financiera de Crédito del Perú S.A.’s shareholders decided to change the company from a finance company to a mortgage administrator company and to change the company’s name to Solución Empresa Administradora Hipotecaria S.A. These changes were necessary because, according to Peruvian Law, no person is allowed to be the owner of two financial institutions of the same type. As a result, the company will primarily engage in the administration of mortgage portfolios. These changes were approved by the SBS through resolution SBS 47-2010 on May 21, 2010.

•	Inversiones BCP was incorporated in Chile in 1997, with the special purpose of investing in the stocks of Banco de Crédito e Inversiones (BCI) Chile. Inversiones BCP is 99.99% owned by BCP.
•	Inversiones Credicorp Bolivia was established in February 2013 and is 95.84% owned by BCP. Currently, Inversiones Credicorp Bolivia owns 99.92% of Credifondo SAFI Bolivia and 99.8% of Credifondo Bolivia.

4.3 Business Lines

(i) Wholesale Banking Group (WBG)

BCP’s WBG competes with local and foreign banks. BCP’s traditional long term relationships with medium-sized and large corporate companies provide its WBG with a competitive advantage.

BCP’s WBG maintained a positive trend in loan placements, posting average portfolio levels of US$8,391 million in 2011 (a 20.2% year-over-year increase), US$9,225 million in 2012 (a 9.9% year-over-year increase) and US$10,194 million in 2013 (a 10.5% year-over-year increase). It also maintained its leadership in the wholesale banking market with a 39% market share in loans. BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

The WBG is divided into the following two divisions:

•	Corporate and International Division (CID):

°	WGB’s corporate banking subdivision, which provides loans and other credit and financial services, focuses on serving large-sized companies that have an annual turnover of over US$100 million, corporate governance, audited financial statements and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an industry that is important to Peru’s economy.
°	WGB’s international banking and leasing subdivision manages BCP’s relationship with financial institutions (locally and abroad), trade products, international operational services and financial leasing products.
°	WGB’s cash management and transactional services subdivision develops products and services to support clients’ daily activities of cash management, collections, payments, and investments, among others.

•	Middle-Market Division (MMD):

°	WGB’s middle-market banking subdivision serves mid-sized companies. In determining which clients are best served by this subdivision, WBG considers a mix of different characteristics, such as annual revenues, financial leverage, overall debt and product penetration and complexity. BCP’s middle-market clients’ annual revenues generally vary from US$8 million to US$100 million, and are serviced nationwide by 13 BCP regional managers.
°	WGB’s institutional banking subdivision focuses principally on serving profit and non-profit organizations, state-owned companies and other major institutions.

Net interest income from BCP’s WBG reached US$260 million in 2011, US$284 million in 2012 and US$321 million in 2013. Fee income was US$165.6 million in 2011, US$192.5 million in 2012 and US$210 million in 2013.

Corporate and International Division (CID)

BCP continues to meet the needs of its corporate clients, assisting them with financial services, cash management solutions and short and medium-term financing through the CID. As a result, BCP’s corporate banking loans grew from US$5,359 million in 2011 to US$5,624 million in 2012 and US$6,355 million in 2013. These increases, coupled with a very low PDL ratio (less than 0.1%), enabled the CID to obtain a net interest and fee income of US$247.6 million in 2013, which represents 46.7% of the total net income of the WBG. The CID obtained a net interest and fee income of US$ 217.3 million in 2012 and US$ 204.3 million in 2011.

The moderate pace of the CID’s growth is due to (i) intense competition from foreign banks, which finance their operations at lower costs due primarily to the fact that our monetary authority has high reserve requirements for foreign currency for local banks, and (ii) the availability of alternative financing through capital markets, especially in the international capital markets. Nevertheless, BCP has a leading position in the Peruvian banking system with the 46.7% of the market share for loans.

The CID offers a broad range of products and tailors its product offerings to meet each client’s unique requirements. In general, this division is expected to offer high-value-added products, advisory and financial services, particularly cash management solutions, at competitive prices.

The CID’s financing is provided to fund capital expenditures and investments, sales, international trade and inventories. To finance capital expenditures, the CID offers medium and long term financing, financial lease and project finance.

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

BCP’s import business volume amounted to US$12.4 billion in 2011, US$14.3 billion in 2012 and US$ 13.6 billion in 2013 which in 2013 represented 31.4% of total Peruvian imports. According to SUNAT, total Peruvian imports grew from US$37.9 billion in 2011 to US$41.9 billion in 2012 and US$43.4 billion in 2013. This trend was primarily due to higher demand for raw materials and capital goods.

BCP provides foreign trade financing for exports reaching a volume of US$19.3 billion in 2013, a figure that represented 46.4% of total Peruvian exports and our export volume increased from US$18.1 billion in 2012 and US$ 19.8 billion in 2011. According to SUNAT, total Peruvian exports remained approximately the same from US$46.2 billion in 2011 to US$46.2 billion in 2012 and decreased to US$41.6 billion in 2013.

BCP has access to a wide network of foreign correspondent banks and can offer several internationally competitive products to its customers. It has correspondent banking relationships and uncommitted credit lines with more than 100 banks for foreign trade operations and financing of working capital as well as medium and long-term investment projects. BCP also has a direct presence abroad through its agency in Miami and its branch in Panama.

Leasing / Leaseback is one of our most important and profitable products for which BCP specializes in providing financing to our clients in order to allow them to acquire assets and also support their investment projects. This product is primarily focused on our Corporate and Middle-market clients.

In 2013, our leasing stock portfolio reached the considerable figure of US$3 billion (a 10% year-over-year increase). Peru has a very active leasing market with a volume of US$7.7 billion in 2011 to US$9.1 billion in 2012 and US$8.1 billion in 2013. Following this trend, BCP has consolidated its leadership in the leasing business with a market share of 37.5% in 2011 to 39.2% in 2012 and 37.9 % in 2013.

Cash Management and Transactional Services Unit

Our Cash Management and Transactional Services Unit is in charge of developing transactional services that handle the exchange of information and money transfers among corporations, midsize companies, institutions and micro-business companies. This unit is responsible for both, the development and marketing of transactional (or “cash management”) services for our corporate and institutional clients. We offer more than 30 products aimed at strengthening ties with clients and assuring their loyalty. Our electronic channels allow us to reduce costs and increase fee income. Services managed by this unit include collections (automated trade bill collection), automated payments (loans to personnel and suppliers’ accounts, reverse factoring and money transfers), electronic office banking and electronic lending solutions, and cash management through checking accounts with special features.

In 2013, our transactional services accounted for 25.7% of BCP’s overall earnings. The monthly average number of checking accounts increased by 7% during two consecutive years and fee revenue of 2013 were consistent with the year 2012 (30.4% in 2012 and 6.6% in 2011), due to an increase in commissions from our checking accounts. Other sources of income, such as bills of exchange and collection services have increased by 4% and 10.8%, respectively, compared to 2012, due to performance across all market segments. Additionally, the acquisition of new clients, together with the number of established clients in our office banking service (Telecredito), has generated a growth of 10.6% in the number of transactions (compared to 14.9% in 2012). Tax collections grew 10.6% in 2013 (35.1% in 2012 and 12.3% in 2011). We continue to introduce electronic products that will eventually replace the conventional promissory notes. Likewise, the transaction volume generated by reverse factoring increased 21.1% in 2013, 9.7% in 2012 and 15.5% in 2011.

Middle-Market Division (MMD)

BCP’s MMD provides banking services targeted to medium-sized companies from various economic sectors. The products offered to middle-market clients are similar to those offered to corporate banking clients. The major types of products are:

•	Revolving credit lines to finance working capital needs and international trade financing;
•	Stand-by letters of credit and bond guarantees; and
•	Structured long-term and medium-term financing, through loans or financial leasing.
•	Cash Management, Transactional products and electronic banking.

BCP has identified several opportunities to engage middle-market companies, particularly in Peru’s manufacturing, wholesale, retail, fishing, agribusiness and construction industries. The MMD is organized with multiple teams focused on attending the needs of these economic groups. BCP has a middle-market client portfolio of approximately 7,206 companies, including 1,249 economic groups. Generally, these clients are not listed on any stock exchange; however in certain cases they have accessed capital markets either for bonds or commercial paper. These companies are typically family-controlled but professionally managed, and their financial information is audited.

Since 2009, the MMD has had policies in place in order to properly classify its customers into appropriate segments within the group. The division includes mature companies that will eventually become part of our corporate segment, traditional mid-size companies and a group of growing small cap companies.

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

According to internal reports, net interest income and fee income from the MMD reached US$221.7 million in 2011, US$259.3 million in 2012 and US$282.8 million in 2013. This trend was consistent with the performance of the MMD loan portfolio, which reached US$3,032 million in 2011, US$3,601 million in 2012 and US$3,839 million in 2013. As of December 31, 2013 BCP had a market share of 34.8% in this segment.

We believe that middle-market companies have benefited from the overall economic improvements in Peru over the past few years. Loan quality problems have been addressed through procedures and organizational changes that have focused on improving the loan approval and credit-risk assessment processes.

Institutional Banking Unit

BCP’s Institutional Banking Unit, which operates within the MMD, serves 1,109 clients throughout Peru. In Lima, a specialized team in wholesale banking serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations and regulated entities such as microfinance institutions, insurance companies, pension funds and private funds. In other provinces, a specialized remote team partners with BCP’s retail banking area to serve clients.

The annual average deposit amount in BCP’s Institutional Banking Unit (Lima and provinces) increased 6.4% reaching US$2.6 billion in 2013 (compared to 7% from the previous year). The Institutional Banking Unit is also important because its clients offer great potential for generating fee income and other cross-selling opportunities. BCP’s strategy in this unit is focused on building customer loyalty by offering customized services at competitive rates and providing outstanding service. Our institutional banking typically requires remote office banking, collections, automated payroll payment services and structured long-term and medium-term financing loans.

(ii) Retail Banking and Wealth Management (RB&WM) Group

At the end of 2013, RB&WM - related loans represented 48.4% of BCP’s total loans, while deposits accounted for 55.8% of BCP’s total deposits. Net income from RB&WM lending constituted 55.5% of BCP’s net income, while income from related fees constituted 61.9% of BCP’s total fee income.

In 2013, the RB&WM Group’s loan volumes increased to US$10,273 million from US$9,351 million in 2012 and US$7,093 million in 2011. This 10% growth in 2013 is a result of sound increases in all lending businesses, which include home mortgages, installment loans and credit cards, and small and micro business loans. With respect to deposits, RB&WM - related deposits have also shown consistent growth. Deposits increased 12% in 2013, and totaled US$14,887 million as of December 31, 2013. Deposits totaled US$13,342 million as of December 31, 2012 and US$10,443 million as of December 31, 2011.

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

BCP’s RB&WM serves high net worth individuals and small-sized companies with annual sales levels of up to US$10 million. BCP’s objective is to establish profitable long-term relationships with its broad client base, using segmentation strategies that satisfy the specific needs of each type of client. BCP’s retail distribution strategy changed at the beginning of 2007, when BCP started using the branch network as the center for all transactional and commercial activities. BCP now has a commercial division, in charge of most direct sales forces and branches, which in turn are organized on a geographic level. Each branch is responsible for servicing and selling products to three customers groups: affluent, small business and consumer. In addition, each branch manager is responsible for overseeing the different channels offered within the branch, such as account managers, customer service representatives and tellers. Telemarketing, mid-size business banking and real estate developer financing are not managed directly by local branches because of the specialty level and high growth potential associated with these products.

Since 2008, BCP has made an unprecedented investment in infrastructure and human resources to support its “banking the unbanked” market penetration strategy in Peru. As a result, between 2011 and 2013, BCP experienced substantial growth in its various channels, including 1,796 new customer contact locations (44 branches, 606 ATMs and 1,146 Agentes BCP). Demonstrating its leadership in attracting new customers, BCP now services over 5.2 million clients with its network of 401 branch offices, 2,091 ATMs and 5,820 Agentes BCP (these figures do not include the customer contact locations under Edyficar’s management, which we account for separately).

Affluent Banking

BCP is constantly improving the value proposition it offers to affluent customers to increase their loyalty and ultimately their profitability. In May 2012, BCP created a new super affluent segment called BCP Enalta. This segment and the Private Banking segment operate under the Wealth Management Group.

Private Banking is a segment composed of customers that have over US$400,000 available for investment. Customers in private banking receive not only local but also global investment advice. Its value plan is composed of (i) high quality standards in client service by expert account managers, (ii) close and personalized service, (iii) special interest rates, and (iv) exclusive branches. Customers in this segment total approximately 2,600.

Customers served by the BCP Enalta segment must have monthly incomes in excess of US$9,000 or have at least US$200,000 available for investment. BCP Enalta customers have access to six exclusive branches in Lima, where they may perform financial transactions and obtain personalized advice from investment, insurance and loan experts based on their risk profiles and financial needs. BCP Enalta also offers customers: (i) access to exclusive products, (ii) specialized account managers and/or expert phone banking, (iii) preferential service by tellers at branches, and (iv) preferential interest rates on loans. BCP Enalta has approximately 13,800 customers. The Wealth Management Group generates 13% of the RB&WM Group’s net income, 9% of the RB&WM Group’s loan volume and 19% of its deposit volume.

Customers in BCP’s “mass affluent” segment must have a positive credit record and a monthly income of at least S/.5,000. They receive a differentiated value plan which includes: (i) access to innovative products, (ii) dedicated customer services channels such as specialized account managers and/or expert phone banking, (iii) preferential service by tellers at branches and (iv) preferential interest rates on loans. Approximately 108,000 of the mass affluent clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. Account managers are also responsible for new customer acquisition. BCP has approximately 196,000 mass affluent customers. The mass affluent banking segment generates 15% of the RB&WM Group’s net profit while managing 3.8% of the RB&WM Group’s total customer base, 25% of its loan volume and 18% of its deposit volume.

Small Business Banking

BCP’s Small Business Banking Segment accounts for approximately 372,808 clients. Customers are divided into two groups with different business models, services levels, and product access. The first group is top-end small business banking, which serves approximately 10,800 clients with debts between US$0.25 million and US$1.8 million and/or annual sales between US$0.5 million and US$10 million. The next group serves approximately 362,008 small business clients, which have debts up to $0.25 million and/or annual sales up to US$0.5 million.

According to BCP’s internal reports, the Small Business Banking loan portfolio grew from US$2,744 million in 2011 to US$3,630 million in 2012, and by the end of 2013 the loan portfolio was US$3,921 million. In terms of deposits, this group increased deposits from US$2,003 million in 2011 to US$2,531 million in 2012 and US$2,574 million by the end of 2013.

Through Edyficar, BCP also serves the microfinance market, and as of December 31, 2013, it registered 522,056 clients with a total loan portfolio equivalent to US$936 million, which represented an increase of 25% compared to the level registered at the end of 2012. Comparing year end 2011 to 2012, loan balances also grew 48% from US$507 million to US$750 million. As of December 31, 2013, Edyficar had a client market share of 15%, making it first in terms of loans within the microfinance segment. The aggregate market share of Edyficar and BCP in the microfinance segment totaled 24.5% at the end of 2013, and combined, they have the highest market share in the microfinance segment (BCP’s micro-finance operations are part of the Small Business Segment).

Consumer Banking

Our Consumer Banking Area is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 4.4 million medium to low income individuals. Consumer Banking focuses on customers who receive their payroll through BCP (which represent slightly more than 1.25 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products) and access to payroll advances.

Mortgage Lending

As of December 31, 2013, BCP was the largest mortgage lender in Peru with a market share of 33.1% of total mortgage loans in the Peruvian banking system. This was largely the result of BCP’s extensive marketing campaigns and its improvements procedures for extending credit and establishing guarantees.

BCP expects the mortgage lending business to continue to grow because of:

•	low levels of penetration in the financial market;
•	increasing demand for housing;
•	availability of funds for the Peruvian government’s MiVivienda low-income housing program; and
•	the current economic outlook for controlled inflation and economic growth in Peru.

BCP had US$3,489 million in outstanding mortgage loans as of December 31, 2013 (as compared to US$3,182 million at year-end 2012 and US$2,530 million at year-end 2011).

All of our mortgage-financing programs are available to customers with minimum monthly income of US$500. In the past, the Peruvian government sponsored a home ownership program known as the MiVivienda program, which provided assistance to purchasers of homes valued at up to US$60,000. Under the program, BCP financed up to 90% of the appraised value of a property (in either U.S. Dollars or in local currency) where monthly mortgage payments did not exceed 30% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offered under the program was 25 years.

In May 2006, the original MiVivienda program was terminated. However, local banks (with government approval) launched a similar project, known as MiVivienda2, to which proprietary funds contribute. In addition, in March 2007, BCP created a new program financed by the government called Mi Hogar, which targeted people with a lower income profile. The conditions of the new program are almost identical to those of the first MiVivienda program, except that all financing is in local currency. In June 2009, the Peruvian government re-launched the MiVivienda program with the objective of financing mortgages between US$19,000 and US$95,000 using government funds (the government offers guarantees to the lending bank or financial institution through Corporación Financiera de Desarrollo S.A., COFIDE). Simultaneously, they re-launched their product, Techo Propio, to finance mortgages between US$7,000 and US$17,000. Both programs are intended to develop affordable housing in the country. In 2013, nearly 11,301 MiVivienda loans were sold and at the end of 2013, 38% of them were sold through BCP.

In 2011, BCP stopped offering variable and LIBOR-based home mortgages. BCP now only offers fixed interest rates on home mortgage loans denominated in both U.S. Dollars and Nuevos Soles. BCP’s mortgage portfolio is predominantly fixed rate and in Nuevos Soles.

As of December 31, 2013, mortgage loans in the Peruvian banking systems totaled approximately US$10,654 million, representing 15.7% of total loans in the Peruvian banking system and 5.3% of the Peruvian GDP. Comparatively, as of December 31, 2013, mortgage loans accounted for 17% of Credicorp’s total loan portfolio, with an average LTV (loan-to-value) of 61% and past-due-loan ratio of 1.59%. Through its subsidiary BCP, Credicorp has increased lending to lower socio-economic segments of the population in Peru through programs sponsored by the government (MiVivienda and Mi Hogar). Mortgage loans to this sector represent approximately 16% of Credicorp’s total mortgage loans and 2.72% of Credicorp’s total loans. The Company’s total portfolio also includes mortgage loans granted in Bolivia, which have an average LTV of 44.9% and represent 1.2% of Credicorp’s total loans.

The real estate market in Peru has been more active than the market in Bolivia in recent years, as a result of the shortage of housing in both countries and continued growth in GDP per capita. Along with this growth, Credicorp has experienced an increase in the volume of mortgage loans it grants per year. Mortgage loans are associated with low losses because of their low LTV, and they have the added benefit of generating opportunities for cross selling other banking products, which has had a positive impact on Credicorp’s results of operations.

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

Peru’s economic growth has had a major impact on the consumer credit market, which grew by a total of 22% in 2011, 15% in 2012 and 12% in 2013. The outstanding balance of consumer loans (monthly average) in Peru is slightly under US$11.9 billion, consisting of US$4.4 billion in credit card loans and US$7.5 billion in installment loans. BCP’s market share in consumer lending has consistently increased since 2010, growing from 19.6% to 22.3% by year-end 2013. This growth in consumer lending was achieved while maintaining a PDL ratio (for over 30 days) of 4.9%.

During 2011 and 2012, installment loans grew 27% and 23%, respectively. In 2013, these loans grew by another 20%. These results were due, in part, to a strategic change by BCP, which was designed to broaden its customer base.

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

In 2011, the RB&WM Group launched a new product called Movistar BCP MasterCard Credit Card, in partnership with Movistar, a global leader in the telecom business. The product is designed to strengthen BCP’s position in Peru’s low income market and it is the first MasterCard credit card offered by BCP. In addition, the Movistar BCP MasterCard Credit Card complements BCP’s existing AMEX and VISA products.

BCP has been improving its credit monitoring systems and optimizing its scoring models, which include, among others, behavior, payments and income forecasting. As a result, BCP achieved an increase of over US$297 million in outstanding balances from credit cards from 2011 to 2013 (monthly average). According to BCP’s internal records, the number of active credit cards has constantly increased from 510,000 in 2010 to 763,000 in 2011, 910,000 in 2012 and 984,000 in 2013.

In addition, BCP has developed sales capacities in alternative channels, such as sales through telephone contact centers, which now represent 40% of total credit card sales.

(iii) Treasury

Treasury, Foreign Exchange, Derivatives and Proprietary Trading

BCP’s Treasury and Foreign Exchange Groups are active participants in money market and foreign exchange trading. These groups manage BCP’s foreign exchange positions and reserves and are also involved in analyzing liquidity and other asset/liability matters. The trading desk plays an important role in money markets denominated in Nuevos Soles and in other currencies. It has also been active in the auctions of certificates of deposit by the Peruvian Central Bank as well as in financings through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments.

BCP’s derivative group helps companies, ranging from SME to large corporations, hedge their market risks. This group offers forwards, FX options, interest rate swaps, cross currency swaps as well as tailor-made derivatives for its clients. In addition to its local presence, the derivative group has a regional presence, serving clients in the Andean region. BCP’s derivative group is closely supervised by BCP’s treasury risk unit, which includes professionals trained in risk best practices in international markets. This allows BCP to minimize risk and provide competitive prices to its clients.

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

BCP’s proprietary trading consists of short-term investments in securities (corporates and governments), which includes instruments from various countries. BCP is one of the main liquidity providers in the government bond local market where it is part of the Market Maker Program of the Ministry of Economy of Peru.

Additionally, as of December 31, 2013, trading securities, investments available-for-sale and investments held-to-maturity totaled US$7,295 million, which represented 17.9% of Credicorp’s total assets. Approximately US$3,430 million were financial instruments rated in Peru, of which nearly 65.6% were instruments from the Peruvian Central Bank (the Peruvian Government’s current rating is BBB+ in both domestic and foreign currency, according to S&P and Fitch; and Baa2 according to Moody’s) and approximately 18.9% had local ratings equal to or above A-. Approximately US$3,864 million of Credicorp’s trading securities, investments available-for-sale and investments held-to-maturity were financial instruments rated abroad, of which 75.4% held international ratings equal to or above BBB-. Approximately 63.1% of Credicorp’s total trading securities, investments available-for-sale and investments held-to maturity were exposed to Peru country risk; and 13.4% are exposed to United States country risk.

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

BCP’s uniform credit policies and approval and review procedures are based upon conservative criteria and are uniformly applied to all of its subsidiaries. These policies are administered in accordance with guidelines established by the Peruvian financial sector laws and SBS regulations. (See “—(12) Supervision and Regulation—(ii) BCP,” and the guidelines set forth by our board of directors.)

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

In US$ thousands	Risk without collateral or with only personal collateral or guarantee	Risk with preferred Guarantees (1)
Board of Directors	Regulatory limit	Regulatory limit
Executive Committee	US$384,757	US$384,757
Chief Operating Officer	US$60,000	US$60,000
Risk Division Manager/ Credit Division Manager	US$13,500	US$27,000
Credit Risk Manager	US$4,500	US$14,400
Credit Risk Chiefs	US$1,800	US$5,400
Retail Credit Risk Manager	US$1,200	US$2,000

(1)	Preferred guarantees include deposits in cash, stand-by letters, securities and other liquid assets with market price, mortgages, non-real estate property guarantees and assets generated by leasing operations. The limit for the Executive Committee is 10% of the Regulatory Capital of BCP as of December 2013.

In addition, BCP has approved concentration limits by industry, based on its target market share and loan portfolio participation.

BCP believes that an important factor in maintaining the quality of its loan portfolio is the selection and training of its loan and risk officers. BCP requires loan officers to have degrees in economics, accounting or business administration from competitive local or foreign universities. In addition, training is based on a three-month “Bank Specialization Program”. Trainees in this program are taught all aspects of banking and finance. After the training program finishes, trainees are hired as loans officers and receive specialized training in credit risk. Loan officers also receive training in specific matters throughout their careers at BCP and also through a comprehensive training program called “Triple AAA”. Laterally-hired officers generally are required to have prior experience as loan officers.

BCP operates in substantial part as a secured lender. As of December 31, 2013, approximately US$12.7 billion of our loan portfolio and contingent credits were secured by collateral, which represents 51.4% of the total loan portfolio based upon our unconsolidated figures, as compared to 49.6% in 2012 and 48.9% in 2011.

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

Pursuant to a Peruvian regulation (Article 222° under Law 26702) that became effective in December 1998, the existence of collateral does not affect the loan classification process. For Peruvian accounting purposes, secured loans (or the portion of any loans covered by collateral) that are classified in Class “B,” “C,” or “D” risk categories considered as substandard loans (See “Item 4. Information on the Company- (B) Business Overview - (13) Selected Statistical Information -(iii) Loan Portfolio - Classification of the Loan Portfolio”) have a lower loan loss provision requirement than similar unsecured loans. If a borrower is classified as substandard or below, then BCP’s entire credit exposure to that borrower is so classified.

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

As of December 31, 2013, deposits represented 72.0% of BCP’s total source funding. BCP’s extensive branch network facilitates access to this source of stable and low-cost funding. BCP’s corporate clients are also an important source of funding for BCP.

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

Information Technology (IT)

BCP believes its technology platform as one of its main competitive strengths and continues to invest in this area to maintain its competitive position in the banking sector. During 2012, IT changed its operating model, which outsourced the administration and operation of the IT infrastructure, applications development and maintenance of some of these, to three companies, leaders in their field: IBM, Tata Consulting Services and Everis. As a result in 2013, IT delivered more projects/requirements (43% more than 2009), reduced time-to-market (41% less than 2009) and strengthened our contingency and business continuity plan.

BCP’s investments in IT totaled US$75.1 million in 2011, US$58.7 million in 2012 and US$71.3 in 2013. BCP’s expenses on IT totaled US$152 million in 2011, US$190.1 million in 2012 and US$200.6 million in 2013. The 6% increase in expenses in 2013 was primarily due to economies of scale gained in consumption of outsourced infrastructure. As we expected, the rate of IT expenses as a percent of revenue remained at 8.3% on average in the last three years.

Marketing

BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and is focused on change and innovation. The company promotes its products and services by constantly improving them. In this manner, BCP aims to grow and be a leader in every retail financial market by offering the highest possible value for its clients and shareholders. During 2013, BCP continued its strategy which was based on generating value.

BCP also continues to develop strategies to approach different retail customer groups through our customized outreach strategy known as Customer Relationship Management (CRM). This has enabled BCP to reach customers proactively and provide them with personalized offers and terms, in a timely manner while using cost effective channels and maximizing efficiency.

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

4.7 Anti-Money Laundering Policies

Anti-Money Laundering

Peruvian law for the prevention of money laundering and terrorist financing (SBS Resolution N° 838-2008), established that companies must have a system that allows ensure and prevent products and/or services offered to public to be used for illegal purposes related to money laundering and/or terrorist financing, subject to warnings, fines, withdrawal of operating license and even imprisonment.

The prevention program is shaped by the policies and procedures established by the company in accordance with the law, regulations, additional rules and other relevant provisions and is applicable for all units or departments according to the functions they fulfill while also considering the company’s compliance manual and code of conduct.

Credicorp has developed an Anti-Money Laundering program complying with the applicable rules and regulations, the Financial Action Task Force (FATF) recommendations and resolutions issued by the UN. Also, Credicorp has mechanisms to prevent and monitoring tools that allow due diligence to ensure that products and services are not misused to conceal ill - gotten gains from illegal activities.

This program is focused mainly on the following:

•	Allowing the detection of unusual transactions and prevention or timely detection of suspicious transactions or any such attempted transactions, in order to inform the Financial Intelligence Unit within relevant legal deadlines.

•	Developing training programs in order to educate employees about the standards in effect for the prevention of money laundering and terrorist financing.
•	All directors, executives, employees and any authorized representatives of the company commit to implementing a code of conduct approved by the Board.
•	Requiring the relevant information for individuals and/or companies to be provided. Also, verifying any information obtained by visits to the homes or offices of such individuals and/or companies, by conducting personal interviews for proper identification.
•	Identifying and registering clients in the course of the business relationship that show a transactional pattern not matching such client’s business profile.
•	Identifying and using “know your customer” procedures, including determining whether the customer is a Politically Exposed Person (PEP).
•	Identifying and creating a record of any operations that are at or above the levels described in the relevant law.
•	Reporting to the Financial Intelligence Unit (FIU) from the SBS operations that have occurred or that have been attempted, and which in good judgment are suspicious, regardless of the amounts involved, within a period not exceeding thirty calendar days after it has been identified.

Corporate Compliance System

The Anti-Money Laundering program is part of a Corporate Compliance System, which is applied to all companies within the group and has been developed under a comprehensive approach based on international best practices and the ethical principles and values of the corporation. This system consists of policies and procedures to properly manage compliance with applicable local and international standards. In order to ensure proper compliance with any new and changing laws and regulations, our efforts focus on the identification of such new or changed requirements affecting the business lines of the corporation, and sets internal deadlines such that implementation of relevant compliance processes occur in accordance with each new obligation.

In addition, the Corporate Compliance System has a risk-based approach, which focuses on reducing the level of exposure to fines or other penalties that can also negatively impact the reputation of the corporation.

Furthermore, there are specific compliance programs for those considered high impact standards for the organization, and which require a comprehensive focus to its proper implementation, among which we can highlight the following:

•	Protection of Personal information
•	Safety and Security at Work
•	Regulatory Compliance
•	Foreign Corrupt Practices Act (FCPA)
•	Foreign Account Tax Compliance Act (FATCA)

•	Dodd Frank Act.
•	Market Abuse

The Corporate Compliance System provides specialized courses and virtual training for employees, which are fundamental to the management of compliance and in order to consolidate the culture at the corporate level.

Additionally, included monitoring of compliance with policies and procedures governing the ethical line of employees of the corporation, in order to identify opportunities for improvement. Similarly, the system is permanently monitored by regulators, internal and external audits to verify compliance with procedures and to ensure alignment with regulatory requirements.

4.8 Employees

As of December 31, 2013, BCP had 22,657 employees (including 1,666 employees from BCP Bolivia and 4,051 employees from Edyficar) compared to 21,774 employees as of December 31,2012 and 18,588 employees as of December 31, 2011.

(5) Atlantic Security Bank (ASB)

ASB is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment. It was incorporated in September 1984, in the Cayman Islands and principally serves Peruvian-based customers. ASB has an international licensee branch in Panama, through which it conducts all commercial business.

As of December 31, 2013, ASB had total assets of US$1,784.3 million and shareholders’ equity of US$200.3 million. As of December 31, 2012, ASB total assets and shareholders’ equity reached US$1,768.5 million and US$219.8 million, respectively (compared with US$1,523.5 million and US$189.2 million, respectively, as of December 31, 2011). ASB reported a net income of US$50.7 million in 2013, compared with US$48.4 million in 2012 and US$41.1 million in 2011.

ASB’s clients have traditionally provided a stable funding source, as many are long-time clients who roll-over deposits on a permanent basis. As of December 31, 2013, ASB had approximately 3,500 clients, 92% of whom were Peruvian. ASB deposits reached US$1,444.7 million in 2013 from US$1,396.8 million in 2012 and US$1,320.6 million in 2011.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities represent a distant second in terms of portfolio allocation, while equity and hedge-fund positions, though present, are less relevant. As of December 31, 2013, ASB’s investment portfolio was US$858.2 million, compared to US$802.5 million in 2012 and US$811.6 million in 2011.

Third-party asset management is an important activity for ASB. Total AuMs reached US$3,771.8 million as of December 31, 2013, compared to US$3,961 million as of December 31, 2012 and US$3,193.6 million as of December 31, 2011. These assets comprise a range of unsolicited securities directly to ASB, in which case ASB acts as an intermediary in the management and custody of these investments and mutual funds.

ASB also maintains a sizable loan portfolio. Total loans was situated at US$786.3 million, US$801.1 million and US$606.1 million at year-ended 2013, 2012 and 2011, respectively. Between 95% and 97% of these loans were guaranteed by client’s deposits or investments. At the year-end 2013, for example, only US$21.2 million of this total represented unsecured loans. This level of collateralization is reflected in ASB’s level of non-performing loans, which is consistently less than 1% of its total loan portfolio. The majority of ASB’s loans are granted to Peruvian individuals and companies, while those that are not are otherwise directed exclusively to Latin American borrowers.

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

During 2013, ASB culminated its initial international credit risk rating process, achieving an investment grade credit rating "BBB- / A-3" with outlook “Stable” issued by Standard & Poor's, considering ASB a "strategically important" entity for Credicorp Group and its sister entity, Peru-based universal bank Banco de Crédito del Perú.

(6) Grupo Pacífico

We conduct our insurance activities through Pacífico Seguros Generales and its subsidiaries, Pacífico Vida and Pacífico EPS, which we collectively refer to as Grupo Pacífico. We provide a broad range of insurance products (including property and casualty, life and health). In 2013, the eight most significant business lines collectively generated 85.2 % of total premiums written by Grupo Pacífico as compared to 85% in 2012 and 72.7% in 2011 (see table below).

US$ Dollars in Thousands	2011	2012	2013
TOTAL WRITTEN PREMIUMS(*)	874,957	1,023,373	1,136,190
Health Insurance (**)	253,067	315,691	360,892
Automobile	91,167	104,539	120,094
Individual Annuity Line	99,228	106,234	106,222
Individual Life	64,866	74,339	82,920
Credit Life	43,328	60,816	83,725
Fire and Allied Lines	74,809	77,180	76,586
Disability and Surv.	57,338	79,096	75,371
Group Life	43,746	53,610	60,288
Others	147,408	151,868	170,092
* Without eliminations.
** Includes Medical Assistance

Grupo Pacífico is the second largest Peruvian insurance company, with a market share of 29% based on direct premiums earned in 2013. This market share calculation includes premiums from Pacífico Seguros Generales, Pacífico Vida and Pacífico EPS and represents our total market share in the insurance market and the healthcare sector.

Pacífico Seguros Generales total written premiums increased 11.8% in 2013 (from US$419.6 million in 2012 to US$469.3 million in 2013) and 10.8% in 2012 (from US$378.6 million in 2011 to US$419.6 million in 2012). Pacífico Seguros Generales total written premiums includes Medical Assistance and Personal Accident premiums for an amount of US$ 122.4 million and Property and Casualty premiums ascend to US$346.9 million in 2013 (US$104.6 million and US$315 million in 2012 and US$81.5 million and US$ 297.1 million in 2011, respectively)

In 2013, Pacífico Seguros Generales net income experienced a loss of US$1.4 million, compared to net profits of US$13.7 million in 2012 and US$14.2 million in 2011. This decrease was mainly attributable to a more competitive market in comparison to prior periods, which affected the loss ratio and the cost of business acquisition. The loss ratio increased from 56.1% in 2012 to 62.0% in 2013, primarily because adjustments in rates were not enough to cover the rising cost of care claims with respect to automobile insurance. In April 2013, the company took corrective measures in pricing and the underwriting process in order to improve the profitability of the business for 2014. Additionally, the result reflects an accounting loss of US$3.7 million due to the devaluation of the local currency. However, the Property and Casualty business lines increased underwriting results from US$16.2 million in 2012 to US$19.4 million in 2013, due to the reduction of exposure to severe losses by ceding 55% of the portfolio risk in a proportional reinsurance of the Fire and Allied Lines and Technical Lines, and after the application of more restrictive underwriting policies.

Pacífico Seguros Generales
US$ Dollars in Million	2011	2012	2013
Total written premiums	378.6	419.5	469.3
Financial Income	27	33.8	38.3
Net Income	14.2	13.7	-1.4

Grupo Pacífico’s insurance lines are sold through agents, brokers, sponsors, bancassurance and sales force. The 10 largest brokers in the property and casualty segments as well as in the private health segment accounted for approximately 46.0% of total written premiums as of December 31, 2013, compared to 45.5% as of December 31, 2012 and 44.1% as of December 31, 2011.

Pacífico Vida is Grupo Pacífico’s life insurance subsidiary. Pacífico Vida recorded a 9.1% increase of total written premiums in 2013 (US$428.4 million) compared to 2012, and a 21% increase in 2012 compared to 2011.

The change in total premiums during 2013 was primarily a result of higher premiums reported in Pacífico Vida’s credit life (37.7%), group life (12.5%), and individual life (11.5%) business lines. Pacífico Vida performance in these areas was consistent with the improved performance of the Peruvian life insurance market overall.

Pacífico Vida reported a 27.0% market share based on direct premiums earned to December 2013.

Credit Life written premiums, which involve credit cards and mortgage loans (through the obligatory credit life insurance that accompanies these type of credit products pursuant to corporate risk policies), increased by 32.0% in 2013 (compared to a 39.8% and 33.5% in 2012 and 2011, respectively). The strong gains from these premiums are attributable to Pacífico Vida’s partnership with Banco de Crédito. Currently, Pacífico Vida has the highest market share in the insurance industry with 30.9%, of the market in comparison to 29.6% in 2012 and 26.1% in 2011), with its market share in 2013 14% higher than its nearest competitor.

As a result of the tender process for the exclusive right to manage the collective insurance policy for disability, survivorship and burial expenses in Peru’s private pension system, Pacífico Vida did not issue and has not received income from disability, survivorship and burial expenses policies thorugh SPP since October 2013. This resulted in a 4.7% decrease in Pacífico Vida written premiums in 2013 (compared to a 37.9% and 25.2% increase in 2012 and 2011, respectively).

Group Life total written premiums increased by 12.5% in 2013 (compared to an increase of 22.5% and 13.6% in 2012 and 2011, respectively), mainly through increases in the premiums collected from Group Life and Complementary Work Risk Insurance (SCTR by its Spanish initials) that rose 31%. Employers in high-risk industries and employers whose personnel work over four years (Vida Ley) are required by law to purchase these types of insurance. This growth was primarily the result of macroeconomic gains experienced across the country, the higher number of formal businesses in Peru and the strong development of Peru’s mining and construction industries.

Individual Life’s written premiums increased 11.5% in 2013 (compared to an increase of 14.6% and 15.3% in 2012 and 2011, respectively), above the market growth (8.2%). This line represents 19.9% of the income. This result was mainly due to the development of our distribution channels, which include our main channel, our exclusive agencies and bancassurance, brokers and sponsors. Exclusive agencies are in 21 Peruvian cities, represents 86% of this line production. As a result, we had a 40% market share, leading this sector of the insurance industry.

Pacífico Vida’s annuity line achieved similar results to prior years (compared to an increase of 7.1% and 7.8% in 2012 and 2011, respectively). We currently have the fourth market share in this sector of the insurance industry with 18.1%.

Pacífico Vida generated a net income of US$50.0 million in 2011, US$59.6 million in 2012 and US$50.3 million in 2013.

Written Premiums	Pacífico Vida
US$ Dollars in Thousands	2011	2012	2013
Individual annuity	99,228	106,234	106,222
Individual Life	64,866	74,339	82,920
Credit Life	43,328	60,816	83,725
Disability and Surv.	57,338	79,096	75,371
Group Life	43,746	53,610	60,288
Personal Accident	16,285	18,611	19,854
Total Written Premums	324,791	392,706	428,380
Net Income	50,009	59,645	50,302

Total written premiums in Health Insurance amounted to US$360.9 million during 2013. This line is classified into the following contracts: (i) Medical Assistance policies whose written premiums amounted to US$122.4 million and (ii) collective health policies whose written premiums amounted to US$238.5 million as described the paragraph below.

Pacífico Seguros’s Medical Assistance had total written premiums of US$122.4 million during 2013, a 17.3% increase in comparison with 2012. The improvement was mainly due to an increase in net earned premium also compared to 2012, as a result of acquiring more customers by completing the portfolio of health products.

Pacífico EPS reported total written premiums of US$238.5 million in 2013, a 13% increase in comparison with 2012. Nevertheless, the company registered a net loss of US$4.7 million in 2013. The company also registered a net loss of US$5.7 million in 2012, compared to the gain of US$2.8 million in 2011. The net loss in 2013 was mainly due to the Medical Subsidiaries Business, which registered a net loss of US$9.2 million compared to the net loss of US$1.4 million in 2012. On the other hand, Pacífico EPS’s Insurance Business (collective health policies) registered a net income of US$4.5 million, compared to the loss of US$4.3 million in 2012. The improvement in 2013 of the Insurance Business was due to: i) price adjustment in the majority of health plans made in 2012 and 2013, ii) focus on reduction of cost expansion that happened in previous years, and iii) a positive result of translation adjustment.

Pacífico EPS
US$ Dollars in Million	2011	2012	2013
Total Premiums	171.6	211.1	238.5
Net Loss Ratio	80.40%	83.60%	82.59%
Insurance Business Net (Loss) / Income	3.5	-4.3	4.5
Medical Subsidiaries Business Net (Loss)	-0.7	-1.4	-9.2
Net (Loss) / Income	2.8	-5.7	-4.7

The 2013 consolidated revenues showed an increase of 24% in comparison to 2012 (US$140.3 million in 2013), driven by the growing demand of medical services by Peruvian families. Consolidated gross margin increased to $36.7 million at the end of 2013, an increase of 35% compared to $27.2 million at the end of 2012. This result is explained by a cost-saving strategy based on: 1) aligning doctor’s request of medicine/procedures to a standardized list accepted by insurance companies; 2) creating a centralized purchase unit; and 3) purchasing our own medical equipment, which allow us to a bigger margin on services while paying less in fees.

However, our operating income deteriorated to -$8.8 million at the end of 2013, compared to $2.1 million at the end of 2012 due to Pacífico’s strategy, which began a stage of consolidation. The efforts of the management team were focused on: 1) finishing initial expansion and baseline infrastructure projects with the goal of increasing patient safety; 2) beginning the standardization of IT systems as well as accounting procedures that could sustain a future consolidated operation of our healthcare facilities; 3) implementing baseline medical and healthcare risk management procedures that could prepare us to obtain accreditation by the Joint Commission accreditation; and 4) launching a nationwide marketing campaign of a new umbrealla brand of health clinics called SANNA. The Joint Commission (TJC) is a United States-based non-profit tax-exempt organization that accredits more than 20,000 health care organizations and programs in the United States. A majority of state governments recognize Joint Commission accreditation as a condition of licensure and the receipt of Medicaid reimbursement.

(i) Underwriting, Clients and Reinsurance

Underwriting guidelines for substantially all of Pacífico Seguros Generales property & casualty, and health insurance risks are elaborated by profit centers in conjunction with the actuarial staff. Pacífico Seguros Generales own engineering staff inspects most medium and medium-to-large commercial property risks prior to underwriting, whereas third party surveyors are employed to inspect smaller risks. Underwriting guidelines, rates and approval thresholds for these types of insurance are periodically reviewed by the profit centers with the actuarial staff, and informed to Pacífico Seguros Generales’ risk committee.

Pacífico Seguros Generales transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposures on large individual risks. Reinsurance is placed with reinsurance companies based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. Pacífico Seguros Generales’s main reinsurers in 2013 were, among others, Lloyd’s, Munich Re, Swiss Re, Hannover Re, Gen Re, Everest Re, and the AIG group. Pacífico Seguros Generales acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements.

Pacífico Seguros Generales historically has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In addition, in 2012 Pacífico Seguros Generales negotiated proportional reinsurance support for this portfolio, which it maintains as of 2013. Pacífico Seguros Generales has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Pacífico’s financial condition and/or its operations.

In respect of life insurance, underwriting decisions are made with the support of the subsidiary Pacífico Vida’s Subscription Management and its technical staff. Underwriting guidelines are approved by reinsurer’s policies if it is necessary. Pacífico Vida mainly holds excess of loss reinsurance contracts for Individual Life, Personal Accident, Group Life and Credit Life products; for the case of Work Compensation Risk Insurance holds a quota share contract. Catastrophic reinsurance contracts covers all company’s lines (Individual Life, Personnel Accident, Group Life, Credit Life, SCTR and Disability and Survivorship), except Individual Annuity Pacífico Vida’s reinsurers in 2013 were: Swiss Re, Hannover Re, Gen Re and Scor Vie. Premiums ceded to reinsurers represented 2.9% of gross premiums in 2013.

Total Premiums ceded to reinsurers represented 15.6% of gross group written premiums in 2013.

(ii) Claims and Reserves

Net claims paid by Grupo Pacífico as a percentage of net premiums written (i.e., the net loss ratio) in 2013 reached 66.7% an increase compared to the net loss ratio of 63.0% and 64.2% recorded in 2012 and 2011, respectively.

Pacífico Seguros Generales’s net loss ratio, which includes Medical Assistance and Personal Accidents lines, increased from 54.4% in 2011 to 56.1% in 2012 and 62.0% in 2013. This increase was mainly attributable to the increase in claims in automobile products insurance for an increase in cost claims attention, and ULAE.

The net loss ratio in the life insurance lines decreased from 64.9% in 2012 to 61.8% in 2013 (62.3% in 2011), primarily following the completion of the contract with Prima AFP occurred in October, which represented an important part of company’s loss. The net loss ratio in the health businesses also decreased from 83.6% in 2012 to 82.6% in 2013 (80.4% in 2011).

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

Pursuant to SBS regulations, Grupo Pacífico establishes pre-event reserves for catastrophic risks with respect to earthquake coverage. See “—(12) Supervision and Regulation—(v) Grupo Pacífico—Reserve Requirements”. In accordance with IFRS principles, the pre-event reserves and income charges for these catastrophic reserves are not considered in Credicorp’s consolidated financial statements.

Even though Grupo Pacífico maintains reserves to reduce its exposure, there is always some risk that claims might exceed Grupo Pacífico’s reserves. To address this issue we evaluate our reserves estimates on a periodic basis, by third party experts and by means of sensitivity analysis, IBNR´s sufficiency analysis and explanation of variations.

(iii) Investment Portfolio

Grupo Pacífico’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. Grupo Pacífico manages its investments under three distinct portfolios, designed to contain sufficient assets to match the liabilities of the group’s property and casualty (Pacífico Seguros Generales), life and annuities lines (Pacífico Vida), and health care lines (Pacífico EPS). Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. Grupo Pacífico’s invests in local and international markets, emphasizing investments in Peru, the U.S. and Latin America. Grupo Pacífico’s has adopted strict policies related to investment decisions. Its investment strategies and policies are reviewed and approved by Grupo Pacífico’s Board of Directors. Senior management also takes a leading role in devising investment strategies.

Grupo Pacífico’s investment strategy also considers an appropriate match of currencies related to its assets and liabilities. Grupo Pacífico’s premiums are 52.2% denominated in U.S. Dollars and 48.2% in Nuevos Soles; most of the group’s assets are also invested in these currencies.

Grupo Pacífico is constantly monitors its investment policy in order to apply best international risk management practices and tools. Also, Grupo Pacífico has incorporated into its investment policy recommendations of Solvency II and Basel II, with a view to developing hedges against the group’s liabilities; especially in connection with obligations vis-à-vis Grupo Pacífico’s insured customers.

As of December 31, 2013, the market value of Grupo Pacífico’s investment portfolio (which includes Pacífico Seguros Generales, Pacífico Vida and Pacífico EPS) was US$1,701.2 million, which included mainly US$160.0 million in equity securities and US$1,541.2 million in fixed income instruments. Credicorp mantains investment properties amounted to US$ 49.5 million which are valued at this cost and the fair value of these properties amounts to US$ 140.6 million as of December 31, 2013. The portfolio is well diversified and it follows an asset-liability management strategy which is based on matching assets (portfolio) and liabilities (reserves): (i) cash flow and duration matching; (ii) currency matching.

Grupo Pacífico’s consolidated financial income increased 1% in 2013 (from US$ 121.3 million in 2012 to US$122.5 million in 2013) and 17% in 2012 (from US$ 103.4 million in 2011 to US$ 121.3 million in 2012). These amounts are the net result, do not consider transactions between entities that belong to Grupo Pacífico. The increase observed in 2013 is mainly attributed to the growth of Pacífico Vida’s business lines (especially the life insurance business) and Pacífico Seguros Generales’s property and casualty businesses.

Pacífico Seguros Generales’ portfolio had a market value of US$166.4 million at year-end 2013; which included equity investments, and fixed income instruments. Also, Pacífico Generales mantains investment properties amounted to US$11.4 million which are valued at its cost and the fair value of these properties amounts to US$ 140.6 million as of December 31, 2013.Pacífico Vida’s portfolio had a market value of US$1,530 million at year-end 2013; it mainly consisted of high grade long-term debt instruments. Pacífico EPS’ portfolio had a market value of US$4.8 million.

Pacífico Seguros Generales’ 2013 financial income grew to US$38.3 million, an increase of 13.0% compared to US$33.9 million in 2012; a year earlier in 2011 financial income was US$27.0 million. The performance reflected our strategy of maximizing capital appreciation. It was improved, mainly due to US$21.2 million in capital gains in equity and real estate.

Pacífico Vida’s 2013 financial income (before eliminations) grew to US$97.6 million, an increase of 10.0% compared to US$89.0 million in 2012; a year earlier in 2011 financial income was US$71.8 million. This increase was mainly due to (i) growth in the annuities business line, (ii) growth of US$10.3 million in capital gains in equity and bonds, (iii) increased rates in the fixed income markets, and (iv) growth of the Peruvian consumer price index, which had a positive effect of US$8.1 million on inflation adjusted bonds.

(7) Prima AFP

In 2012, the Peruvian Government published the Law to Reform the Private Pension System. The law sets forth a new process by which individuals, which are called affiliates, may become beneficiaries affiliated with the SPP. Under the new law, auctions are held every 24 month to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period. A competitive bidding process took place in September 2012 to determine which company would manage the accounts during a transitional period from September 2012 through the end of January 2013 (subsequently extended to May 2013). Prima AFP won the September auction and managed the accounts of new affiliates during the transitional period.

In December 2012, there was held the first auction to determine who would manage the accounts for the first full two year period. A new participant in the system won the tender, but that participant did not have the operational capacity to manage new affiliate accounts as of February 1, 2013. As a result, Prima AFP continued managing the new accounts until May 31, 2013. The new participant started operations on June 1, 2013.

In fact, between October 2012 and May 2013, Prima AFP had the exclusive right to capture new affiliates. Over this eight-month period, the company’s commercial efforts increased its client base by 200 thousand new affiliates (140 thousand only in 2013). As a result, Prima AFP strengthened its position in the market and gained competitiveness. This has reinforced the company’s commitment to providing top-notch customer service while obtaining good results with its prudent approach to pension fund management.

In the commercial field, Prima AFP focused on recruiting new affiliates and maintaining its existing affiliate portfolio. When Prima AFP was awarded to the new affiliates in the fourth quarter of 2012 it reduced its commission fee applicable to all affiliates from 1.75% to 1.60%. With respect to the RAM indicator (Prima AFP’s basis remuneration for revenues), Prima AFP obtained an increase from 32.4% in 2012 to 34.4% in 2013.

Productivity by Prima AFP’s sales management helped Prima AFP preserve a quality portfolio and increase its RAM, which is the basis of its revenues.

In 2013, Prima AFP managed 1.5 million SPP affiliate accounts, an increase of 10.0% compared to the number of accounts Prima AFP managed in 2012. This represented 26.9% of market share. In 2012, Prima AFP managed accounts for 1.3 million affiliates.

Productivity also contributed to Prima AFP’s market share. With regard to the collection of contributions, Prima AFP increased its market share from 32.8% in 2012 to 34.3% in 2013.

Funds under management at Prima AFP decreased from US$12.0 billion in 2012 to US$11.6 billion as of December 2013 (-3.2%). In 2011, this indicator reached US$9.5 billion. By year-end 2013, Prima AFP’s market share of total funds under management was 31.7%, representing a year-over-year increase. The profitability of our funds in the last 12 months (December 2013/December 2012) was 0.1%, -2.4% and -2.8% for Funds 1, 2 and 3, respectively. The volatility of the international markets, the decline of the Lima Stock Exchange, and the devaluation of local currency affected funds under management.

Given that pension funds are long-term investments, it is best to observe their returns over a long period. If we analyze the period from Prima AFP’s creation to date (7 years, historic information available on the 3 funds Dec2013/Dec2006), nominal annual profitability has been 6.32%, 7.12% and 6.94% in funds 1, 2 and 3 respectively. These figures place the company first, second and third in the system.

Prima AFP registered total revenues of US$135.9 million (US$117.2 million in 2012 and US$104.4 million in 2011) and net income of US$50.8 million (US$38.2 million in 2012 and US$32.4 million in 2011), a 33.0% year-over-year increase. This was accomplished by expanding Prima AFP’s revenue base and controlling its operating expenses.

(8) Credicorp Capital

In 2013, Credicorp Capital’s income was affected by a deceleration in the growth of Latin America in general and Peru’s growth in particular as well as the drop in regional stock exchanges, which negatively affected equity instruments in the capital market and the asset management business in particular. Credicorp Capital’s net consolidated result at the end of the year posted a net loss of US$ 2.7 million. This figure incorporates an accounting charge for the lower valuation for the investment in IM Trust at the end of 2013, which was estimated at US$ 14.4 million.

During 2013, Credicorp Capital’s business management scheme changed from a country model, to a business segment model, which was centered around three main business segments: Asset management, Sales & Trading, and Corporate Finance. In terms of operational income, Asset Management represented over 41% of the business share, Sales & Trading represented approximately 36% and Corporate Finance represented approximately 16%, with the local fiduciaries and other businesses comprising 7% of operational income.

In 2013, Credicorp Capital with the assistance of its Corporate Finance and Capital Market teams, acted as joint lead manager in a significant number of transactions in the international bond market (144A / RegS) for a total of US$ 4,244 million. In the fourth quarter of 2013, Credicorp Capital’s most important transaction involved Andino Investment Holding (US$ 130 million).

At the end of 2013, Credicorp Capital held AuM for US$ 7.2 billion, of which 58% corresponded to Credicorp Capital Peru, 24% to Credicorp Capital Colombia and 18% to IM Trust. Additionally, Credicorp Capital reported assets under custody (AuC) for US$ 12.1 billion, 78% of which belonged to Credicorp Capital Peru, 12% to Credicorp Capital Colombia, and 10% to IM Trust.

(9) Competition

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

In 2007, a financial corporation with ten years of operating history received authorization to convert into a bank. That same year, Banco Santander re-joined the Peruvian banking segment and started operations in October. In 2008, two foreign-owned banks initiated operations in Peru: Banco Azteca and Deutsche Bank (Peru), a subsidiary of the German bank of the same name. In 2009, BCP acquired Financiera Edyficar; however, Edyficar continued to operate independently and maintained its own brand. In the same year, Banco del Trabajo, a subsidiary of Scotiabank, started operations as a finance corporation (Crediscotia Financiera).

In 2010 and 2011 no major commercial banks entered the Peruvian financial system. In 2012, Banco Cencosud from the Chilean group of the same name, in a joint enterprise with the Peruvian group Wong, started operations in the first half of the year. Later that year, GNB Sudameris Group, a Colombia-based entity, acquired HSBC Peru and renamed it Banco GNB Peru. Finally, in 2013 there was a merger between the rural savings and loan institution (CRAC by its Spanish initials), Nuestra Gente and the finance corporation Confianza. The entity resulting from the merger operates as a microfinance corporation by the name of Financiera Confianza.

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

Changes to the Peruvian Financial System (2013)

According to the SBS, as of December 31, 2013, there were 64 financial institutions, including 16 commercial banks, 13 municipal and 9 rural savings and loan associations, 9 small-business development non-bank institutions, 12 financial companies, two leasing companies and three state-owned banks (not including the Peruvian Central Bank ): Banco de la Nación, COFIDE and Banco Agropecuario. In 2010, the opening of representative offices of four foreign banks (Banco Itaú, Banco Latinoamericano de Comercio Exterior – Bladex, Morgan Stanley Bank N.A., and Bank of Tokyo – Mitsubishi UFJ) was authorized by the SBS. Finally, in February 2014, the SBS authorized Industrial and Commercial Bank of China – ICBC Perú Bank to start operations in Peru.

Major Peruvian Banks as of December 31, 2013	Assets	Deposits	Loans
BCP	35.0%	34.5%	33.5%
BBVA Banco Continental	21.6%	21.2%	23.5%
Scotiabank Perú	15.7%	16.1%	15.2%
Interbank	11.4%	11.7%	11.7%
Banco Interamericano de Finanzas	2.9%	3.0%	3.3%

 Source: SBS

As of December 31, 2013, BCP ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 35.0% of assets, 34.5% of deposits and 33.5% of loans.

In 2013, the Peruvian banking system reported a balance of loans of S/.91,736 million and US$27,842 million. These figures represented an annual expansion of 21.5% and a decrease of 0.9%, respectively (15.3% and 15.7%, respectively, from December 31, 2011 to December 31, 2012). As a result, the dollarization of loans reached 45.9% at the end of 2013 (compared to 49.7% in 2012 and 51.0% in 2011). Nevertheless, as of December 31, 2013, the total amount of deposits was S/.170,320 million, which represented a dollarization rate of 47.4% (compared to 41.6% in 2012 and 47.3% in 2011).

Peru’s capital ratio (regulatory capital/risk-weighted assets) reached 13.6% as of December 2013, which was above the 10% legal minimum that became effective in July 2011. This represented an increase of 2.8% from the capital ratio reported at the end of December 2012 (14.1%). In 2012, the ratio increased 5.7% from the ratio of 13.4% in December 2011.

Peru’s loan portfolio quality indicators deteriorated in 2013. Past due loans over total loans reached 2.14%, 39 basis points more than the ratio reported as of December 31, 2012 (1.75%). At the end of 2012, the ratio had improved 28 basis points compared to December 31, 2011 (1.47%). Also, the past-due refinanced and re-structured loans over total loans was of 0.9% reported as of December 31, 2013, eight basis points lower than the figure reported in 2012 (1%). This figure remained unchanged at 1% in 2012, as compared to the ratio reported as of December 31, 2011. Similarly, the coverage ratio of Peru’s past-due loan portfolio was 188.06% as of December 31, 2013 (compared to 223.56% as of December 31, 2012 and 251.14% as of December 31, 2011).

Finally, the liquidity of the banking system remained at high and comfortable levels. The local currency liquidity ratio and foreign currency liquidity ratio closed 2013 at 30.83% and 56.08% (46.29% and 46.24% in 2012, 39.23% and 45.02% in 2011), respectively. These ratio levels were well above the minimums required by SBS regulations (8% in local currency and 20% in foreign currency).

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

In addition, Peruvian companies have gained access to new sources of capital through local and international capital markets. In recent years, AFPs’ funds under management and mutual fund assets have increased at rates over those experienced by the banking system. The private pension fund system in Peru reached US$36.9 billion as of December 31, 2013 (representing 3% decrease) from US$38 billion in 2012 and US$30.4 billion in 2011. Total mutual funds reached US$5.9 billion in 2013, US$7.0 billion in 2012 and US$5.1 billion in 2011. The decrease in 2013’s figure compared to 2012 was due to high volatility in financial markets, which was associated with (1) expectations that the FED would taper its monetary stimulus, (2) lower than expected growth in China, and (3) the local market, where the General Index of the Lima Stock Exchange drew back 23.6% in 2013.

(iii) Other Financial Institutions

Other institutions in the Peruvian financial system tend to specialize in a given market sector. These institutions include: 12 financial companies, 13 municipal savings and loans institutions, 9 rural savings and loans institutions and 9 small and microenterprise development agencies. They mainly issue retail loans to small and micro-businesses and consumer and mortgage loans to individuals. These markets have shown substantial increases in recent years.

BCP faced strong competition from these credit providers, primarily with respect to consumer loans and small and micro-business loans. Small and micro-business loan providers lent US$5.6 billion in 2013 (S/. 15.7 billion), compared to the US$5.7 billion (S/. 14.6 billion) lent in 2012 and US$4.7 billion (S/. 12.7 billion) lent in 2011. In 2013, small and micro-business loans of other financial institutions represented 50.9% of the total in the financial system (compared to 48.6% in 2012 and 48.6% in 2011). Consumer loan providers lent US$2.2 billion as of December 2013 (3.3% higher than 2012). In 2012, consumer loan providers lent US$2.1 billion (a 21.5% growth compared to the US$1.8 billion lent in 2011). In 2013, loans to consumers of other financial institutions represented 17.3% of total loans in the financial system (compared to 17.1% in 2012 and 17.3% in 2011).

BCP also faces strong competition from credit cards issued by retail stores.

(iv) Investment Banking

As mentioned above, Credicorp´s investment banking platform, Credicorp Capital, comprises Credicorp Capital Perú (including the investment banking division that was formerly in BCP), Credicorp Capital Colombia (formerly, Correval), IM Trust (Chile) and CSI. The business in Credicorp’s investment banking platform were consolidated under the brand Credicorp Capital in April 2013 to take advantage of growing opportunities in the MILA, a market which has a capitalization of US$549 billion as of December 31, 2013.

During 2013, Credicorp effectively transitioned the business model of its investment banking platform from one oriented to countries to another focused on business units, Credicorp capital is organized into four business units: asset management, capital markets, corporate finance and fiduciary business. The company also has a regional back office platform, strong commercial integration and independent treasury management.

In terms of operational income, asset management represented over 41% of Credicorp Capital’s business; capital markets represented approximately 36%; corporate finance represented approximately 16%; and local fiduciaries and other businesses collectively accounted for approximately 7% of operational income in 2013. In the MILA market, between 2008 and 2013, the business entities that were consolidated under Credicorp Capital together ranked first in corporate bond issuance and fixed income trading. In aggregate these business also ranked third in share trading and fifth in initial public offerings.

(v) Insurance

The Peruvian insurance market is highly concentrated. As of December 2013, four companies commanded 84.2% of the market share by premiums, and the leading two had a combined market share of 63.5%. Together, Pacífico Seguros Generales and Pacífico Vida constituted the second largest insurance company in Peru with a 28.8% market share. Peruvian insurance companies compete principally on the basis of price, as well as on the basis of brand recognition, customer service and product features. Grupo Pacífico’s insurance businesses believe that their competitive pricing, strong and positive image, and quality of customer service are significant aspects of their overall competitiveness. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, Grupo Pacífico believes that in the long-term foreign competition will increase the quality and strength of the industry. Grupo Pacífico believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

However, competition in the Peruvian insurance industry has increased substantially since the industry was deregulated in 1991, with particularly strong competition in the area of large commercial policies, for which rates and coverage typically are negotiated individually. A loss by Grupo Pacífico to competitors of even a small number of major customers or brokers could have a material impact on Grupo Pacífico’s premium levels and market share.

(10) Peruvian Government and Economy

While we are incorporated in Bermuda, substantially all of BCP’s and Grupo Pacífico’s operations and customers are located in Peru. Although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Accordingly, our results of operations and financial condition could be affected by changes in economic or other policies of the Peruvian government, which has exercised and continues to exercise substantial influence over many aspects of the private sector. Also, our results of operations and financial condition may be affected by other political or economic developments in Peru, such as a devaluation of the Nuevo Sol relative to the U.S. Dollar or the imposition of exchange controls by the Peruvian government. See “Item 10. Additional Information—(D) Exchange Controls.” Our results of operations and financial condition are dependent on the level of economic activity in Peru.

(i) Peruvian Government

During the past several decades, Peru has had a history of political instability that has included military coups and multiple governmental regimes, which in the past have frequently intervened in the nation’s economy and social structure. See “Item 3. Key Information—(D) Risk Factors”. In 1987, the administration of President Alan García attempted to nationalize the banking system. Facing an attempt by the state to control BCP, the majority shareholders of BCP at that time sold a controlling interest in BCP to its employees, which prevented the government from gaining control of BCP. See “—(C) Organizational Structure”.

Between 1990 and 2000, President Fujimori implemented a broad-based reform of Peru’s political system, economy and social conditions. See “Item 3. Key Information—(D) Risk Factors”. President Fujimori resigned in 2000 in favor of a transitory government after a series of corruption scandals. President Toledo then assumed the presidency in 2001 after a period of political turmoil, facing high unemployment and underemployment, an economic recession and social need. In 2006, Alan García was elected for a five year-term. The Toledo and Garcia administrations followed similar economic policies, which focused on promoting private investment to stimulate the economy.

At the conclusion of President Garcia’s term, the first round of presidential elections was initially held on April 10, 2011, and a second round of elections was held on June 5, 2011. The winner of the elections was Ollanta Humala, who defeated Keiko Fujimori. While President Humala’s initial proposals as a candidate were designed to radically change the economic model that his predecessor put in effect, his signing of a "road map", which promised to be moderate, was important. Among his first acts as president-elect were the ratification of the Peruvian Central Bank ’s president and the appointment of Luis Castilla, who served as Deputy Minister under the previous government, as Minister of Finance. Both of these appointees contributed a recovery in Peru’s investment climate, which had deteriorated during the presidential campaigns. However, the recovery was subsequently affected by perceived risks abroad, where the Eurozone was under economic pressure. Despite the uncertainty during the first half of 2011 (due to the radical changes proposed by Humala) and the global economic slowdown in the second half of 2011, the Peruvian economy closed 2011 with an economic growth of 6.9%. In 2013, concerns about monetary policy in U.S. and the health of the Chinese economy generated uncertainty in global emerging markets. During 2013, Peru grew 5.3%, mainly as a result of non-primary sectors highly linked with domestic demand, particularly construction and services, but exports were hit by global uncertainty and private investment showed a sharp moderation.

Despite the economic strides achieved since 1990 and the high rate at which the Peruvian economy has expanded in the last decade, poverty remains a persistent problem, with 30% of the population living below the poverty line, which the World Bank defines poverty as monthly income of less than US$60 per capita, adjusted to reflect differences in purchasing power. 6% of Peruvians live with an income of less than US$30 per month; while 25.8% of the population is poor (19.8% is poor but not extremely poor).

(ii) Peruvian Economy

During his second term (2006 - 2011), President Alan Garcia generally continued the market-oriented policies that started in the 1990s with President Fujimori’s structural reforms. Nevertheless, several interventionist measures were also adopted as a result of widespread populist initiatives passed by Congress and social pressures from unions and regional movements. In 2011, victory by Ollanta Humala in Peru’s presidential elections signaled a shift in the government’s political orientation, which had a negative impact on business confidence and Peru’s economic growth outlook. Although initial concerns about President Humala’s government have been mitigated in part by cabinet appointments and political arrangements designed to foster investor confidence and reaffirm the direction of Peru’s economy’s political risks still have an impact on Peruvian markets.

In addition to political reforms and the adoption of sound macroeconomic policies, a positive outlook of Peru’s economy among international investors allowed Peru to grow at an average of 5.7% in the last decade. Peru’s economy even experienced a positive growth rate during the global financial crisis in 2009. In that year, Peru was among the countries with the highest GDP-growth rates: 0.9% in a year when global production decreased 1.1%. In subsequent years, when international financial conditions improved, Peru continued outperforming the global economy, growing 6.9% in 2011 and 6.3% in 2012.

The Peruvian economy grew 5.3% in 2013, despite higher uncertainty about tapering in the U.S. and concerns about Chinese production. Private consumption was stable, but private investment showed little growth in the second half of 2013, after several years with double-digit growth.

During 2007, the United States signed the Free Trade Agreement (FTA) and the FTA took effect on February 1, 2009, concluding a long process of trade negotiations. The FTA made permanent the special access to the U.S. market previously enjoyed under the Andean Trade Promotion and Drug Eradication Act. The current trade between Peru and U.S. is around US$13 billion annually (15.7% of total trade). The FTA is expected to encourage higher export growth and diversification, as well as accelerate reforms that will further enhance the investment climate in Peru, which already benefits from high levels of foreign direct investment. In recent years, Peru also made progress toward reaching more trade agreements with important trade partners like China (a free trade agreement with China took effect in March 2010), which currently stands as the principal destination of Peruvian exports, Peru’s main exports to China are commodities and primary goods. In 2013, trade between China and Peru reached US$15.3 billion (18.5% of Peru’s total trade). Peru also concluded trade agreement negotiations with the European Union, Japan and Mexico. These agreements are expected to help boost growth in Peru’s export sector, which has been flat since 2008 compared to the growth in domestic demand. In addition, these trade agreements have improved the competitive position of Peruvian exporters relative to exporters in other global markets.

After seven years of surpluses, Peru had a trade deficit in 2013 (US$0.3 billion). This deficit was the result of lower prices and volumes for exported products (particularly mineral products, such as gold and copper) and a strong domestic demand, combined with higher prices for imports and food (soybean, corn, wheat). However, Credicorp expect a trade surplus in 2014 as a consequence of an important increase in copper production.

Peru has had a history of high and persistent current account deficits. Nevertheless, a process of gradual correction of external imbalances started in recent years. Between 2007 and 2010, Peru’s current account balance reached an average deficit of US$2.1 billion, which is equivalent to 1.3% of Peru’s GDP. In 2008, the deficit again reached high levels (US$5.3 billion, or 4.2% of GDP), but a small surplus was achieved in 2009 (0.2% of GDP) due to a decrease in imports and in investment income (during period of slow global economic growth). Between 2011 and 2013, Peru again recorded current account deficits, which first were linked to a process of capital accumulation, and after that, to lower terms of trade. These recent deficits (from close to 2.5% of GDP in 2011 to more than 5.0% of GDP in 2013) were not a particularly alarming because they were completely financed by Peru’s financial account, which derives more than 70% of its total inflows from long-term capital.

Peru’s financial account had an average surplus of US$9.6 billion between 2008 and 2013, resulting largely from higher foreign direct investment and long-term loans that accompanied improved investor sentiment about the Peruvian economy. Two notable exceptions to the sizeable surpluses Peru recorded during this period occurred in 2009 and in 2013. In 2009, Peru’s financial account surplus declined to US$1.5 billion, due to lower capital inflows and global economic uncertainty, mainly in the first half of the year. Still, surpluses during the second half of 2009 were sizeable enough to create a surplus for the year. Between 2010 and 2012, despite some volatility, growth in capital inflows gradually lead to the return of high financial account surpluses, as investors adjusted their risk appetites and became more comfortable with investments in emerging countries. In 2013, in an environment of financial uncertainty but continuous economic growth, Peru’s current account was again negative mainly due to a trade balance deficit and a decrease in exports as a result of lower prices of minerals.

Inflation in Peru, as measured by the Lima consumer price index, was 3.2% on average over the past five years. After reducing the Peruvian Central Bank's target of 2.5% to 2.0%, with a +/-1% range, inflation was above the target range in 2008, registering at 6.65%. The inflation rate during this period was influenced by higher international commodity prices. As of December 31, 2010 the inflation rate was 2.1%, compared to a 0.25% inflation rate at the end of 2009. Inflation in 2011 was 4.7%, significantly above the Peruvian Central Bank’s inflation range, driven by external supply shocks (higher commodity prices) as well as local supply shocks (less local food supply). In 2012, inflation was 2.65%, with a sharp correction, driven by a reduction in prices of imported food (especially grains) and oil, occurring in the last quarter of the year. Similarly, in 2013, inflation was 2.86%, and although inflation was above 3.0% for most of 2013, a sharp correction in the last quarter of the year offset the relatively high inflation rates we experienced in the previous three quarters. In 2012 and 2013, inflation was mainly generated by supply shocks, and demand shocks were less important.

The exchange rate in Peru has appreciated 18.8% in recent years, from S /.3.141 per US$1.00 on December 31, 2007 to S/.2.551 per US$ 1.00 on December 31, 2012. As of January 15, 2013, the exchange rate was S/.2.535 per US$1.00. However, the Peruvian Central Bank interventions in 2013 included buying more than US$4 billion between January and May 2013, raising the exchange rate to S/. 2.65 per US$ 1.00. A May 2013 speech by the FED’s president, Ben Bernanke, about a possible reduction of monetary stimulus generated a global wave of confidence in U.S. Dollar, leading to depreciation of emergent currencies, including the Nuevo Sol. After experiencing volatility as a result of tapering by the FED, which finally started in December, the exchange rate closed 2013 at S/.2.795 per US$ 1.00.

A sound policy framework put in place in recent years and an increase in Peru’s international reserves have improved the business environment and contributed to the reduction of economic vulnerabilities and poverty in Peru (even though poverty still affects over 25% of the population). Although, Peru recorded a fiscal deficit of 0.3% of GDP in 2010, Peru recorded fiscal surpluses in subsequent years (around 2.0% of GDP in 2011 and 2012, and 0.7% of GDP in 2013), which have supported a significant reduction in public debt and improved the maturity schedule of Peru’s overall debt profile. In an uncertain global economy, these are important fiscal buffers. A sound monetary policy that targets inflation has also been instrumental in helping Peru to maintain macroeconomic stability and reduce dollarization. Other structural reforms also have reduced Peru’s fiscal and financial vulnerabilities. Free trade agreements and demand for new trade markets, lower informality, and improvement in its business climate have helped Peru improve its long-term growth outlook, which is reflected in more investments in the Peruvian economy.

These achievements are believed to have strengthened Peru’s ability to weather economic pressures originating outside of Peru. Building on Peru’s strong fundamentals, including a resilient financial system, several measures have been implemented by the government that will help to, preserve adequate liquidity in the Peruvian domestic markets, and bolster domestic confidence. The Peruvian financial system has proven to be strong, despite the impact of the global financial crisis. Banking credit, which averaged 31.8% growth in 2007 and 2008, lost momentum, in 2009 with only a 9.5% growth. The economic recovery in Peru increased demand for banking credit, which grew approximately 12% - 18% each year between 2010 and 2013. Largely as a result of higher exchange-rate volatility, the Peruvian Central Bank gradually increased foreign currency credit reserve requirements over the course of 2013, while reducing the reserve requirements applicable to domestic currency. As a consequence, average requirements for foreign currency have increased to 44.2% from 41.7%, while those applicable to domestic currency decreased to 15.3% from 19.0% during 2013. Medium and marginal reserve requirements in January and February 2014 averaged 13%.

In periods of economic contraction, the Peruvian Central Bank may use its considerable foreign reserves, which have grown from 28.6% of GDP in December 2010 to approximately 31.5% of GDP in December 2013, and other mechanisms to provide liquidity to Peru’s domestic financial system. In May 2013, the Peruvian Central Bank sold US$4 billion, a similar amount to that bought in previous months, in an effort to provide liquidity to the Peruvian domestic market

The capital ratio of Peru’s banking system was 13.6% in December 2013, which indicates a solvent position.

Peru’s short term domestic economic outlook for the first quarter of 2014 appears favorable, despite lingering uncertainty about the global economy. The Peruvian economy grew 5.3% in 2013, reflecting lower dynamics in private investment but strong consumption. Mining production, focused in copper, is expected to be a source of economic growth in 2014. Meanwhile, inflation is expected to remain close to 2% (+/- 1%), consistent with the Peruvian Central Bank’s target range.

The main risks to the Peruvian economy appear to be external and largely related to the results of the biggest economies in the U.S. and China. Because of Peru’s current fiscal position, the amount of funds accumulated by the public sector (US$8.6 billion as of December 31, 2013), and the fact that the country is now rated investment grade (BBB+ according to S&P and Fitch; Baa2 according to Moody's), we believe that Peru is well positioned to address near-term threats to its economy. Peru’s medium-term prospects are considered to be favorable, provided that the country continues to follow prudent macroeconomic policies and deal with longstanding structural challenges.

(11) The Peruvian Financial System

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

(i) General

On December 31, 2013, the Peruvian financial system consisted of the following principal participants: the Peruvian Central Bank, the SBS, 16 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), 11 finance companies, and 2 leasing companies. In addition, Peru has various mutual mortgage associations, municipal and rural savings and credit associations, municipal public credit associations and savings and credit cooperatives, which totaled 32 entities as of December 31, 2013.

Law 26702 regulates Peruvian financial and insurance companies. In general, it provides for loan loss reserve standards, brings asset risk weighting in line with Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (or the Basel Accord) guidelines, broadens supervision of financial institutions by the SBS to include holding companies, and includes specific treatment of a series of recently developed products in the capital markets and derivatives areas.

(ii) The Peruvian Central Bank

The Peruvian Central Bank was established in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The Peruvian Central Bank regulates Peru’s money supply, administers international reserves, issues currency, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru at the International Monetary Fund (IMF) and the Latin American Reserve Fund (a financial institution whose purpose is to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties).

The highest decision-making authority within the Peruvian Central Bank is its seven-member board of directors. Each director serves a five-year term. Of the seven directors, four are selected by the executive branch and three are selected by the Congress. The Chairman of the Peruvian Central Bank is one of the executive branch nominees but must be approved by Peru’s Congress.

The Peruvian Central Bank’s board of directors develops and oversees monetary policy, establishes reserve requirements for entities within the financial system, and approves guidelines for the management of international reserves. All entities within the financial system are required to comply with the decisions of the Peruvian Central Bank.

(iii) The Superintendency of Banks, Insurance and Pension Funds (SBS)

The SBS, whose authority and activities are discussed in “—(12) Supervision and Regulation” is the regulatory authority in charge of implementing and enforcing Law 26702 and, more generally, supervising and regulating all financial, insurance and pension fund institutions in Peru.

In June 2008, Legislative Decree 1028 and 1052 were approved modifying Law 26702 with the following objectives: (i) to strengthen and to increase competitiveness, (ii) to implement Basel II and (iii) to adapt Peru’s existing regulatory framework to the FTA signed between Peru and the United States.

The main amendments defined in Law 1028 were designed to promote the development of Peruvian capital markets by extending the range of financial services that could be offered by microfinance institutions (i.e., non-banks) without requiring SBS authorization. Law 1028 also modified the framework in which the Peruvian financial system is to be harmonized with the international standards established by the Basel II Accord (which aims to minimize the issues regarding regulatory arbitrage). Since July 2009, Peruvian financial institutions generally have applied a standardized method to calculate their capital requirement related to credit, market and operational risk. As an alternative to the standardized method, financial institutions may request authorization from the SBS to use different models for calculating the reserve amount associated with any of these three risks. In July 2009, the SBS started receiving applications to use alternative models, referred to as Internal Models Methods. If the amount of an institution’s reserve requirements would be higher using the standard model than it would be using the approved Internal Models Method, then the institution will have to maintain between 80% and 95% of the standard amount during a phase in period, Even after the phase in period, institutions using an Internal Models Method will be subject to regulatory capital floors.

Law 1052 aims to include and synchronize Law 26702 and the FTA’s framework, particularly regarding insurance services. The amendments allow companies to offer cross-border services and have simplified the process for international institutions to enter into the Peruvian market by establishing subsidiaries.

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

Banks are permitted to carry out various types of financial operations, including the following: (i) receiving demand deposits, time deposits, savings deposits and deposits in trust; (ii) granting direct loans; (iii) discounting or advancing funds against bills of exchange, promissory notes and other credit instruments; (iv) granting mortgage loans and accepting bills of exchange in connection with the mortgage loans; (v) granting conditional and unconditional guaranties; (vi) issuing, confirming, receiving and discounting letters of credit; (vii) acquiring and discounting certificates of deposit, warehouse receipts, bills of exchange and invoices of commercial transactions; (viii) performing credit operations with local and foreign banks, as well as making deposits in those institutions; (ix) issuing and placing local currency and foreign currency bonds, as well as promissory notes and negotiable certificates of deposits; (x) issuing certificates in foreign currency and entering into foreign exchange transactions; (xi) purchasing banks and non-Peruvian institutions which conduct financial intermediation or securities exchange transactions in order to maintain an international presence; (xii) purchasing, holding and selling gold and silver as well as stocks and bonds listed on one of the Peruvian stock exchanges and issued by companies incorporated in Peru; (xiii) acting as financial agent for investments in Peru for external parties; (xiv) purchasing, holding and selling instruments evidencing public debt, whether internal or external, as well as obligations of the Peruvian Central Bank ; (xv) making collections, payments and transfers of funds; (xvi) receiving securities and other assets in trust and leasing safety deposit boxes; and (xvii) issuing and administering credit cards and accepting and performing trust functions.

In addition, banks may carry out financial leasing operations by forming separate departments or subsidiaries. Banks may also promote and direct operations in foreign commerce, underwrite initial public offerings, and provide financial advisory services apart from the administration of their clients’ investment portfolios. By forming a separate department within the bank, a bank may also act a trustee for trust agreements.

Law 26702 authorizes banks to operate, through their subsidiaries, warehouse companies and securities brokerage companies Banks may also establish and administer mutual funds.

Peruvian branches of foreign banks enjoy the same rights and are subject to the same obligations as Peruvian banks. Multinational banks, with operations in various countries, may perform the same activities as Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in local Peruvian markets, multinational banks must maintain a certain portion of their capital in Peru, in at least the minimum amount that is required for Peruvian banks.

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

The insurance industry has experienced consolidation in recent years with the number of companies decreasing from 19 in 1991 to 15 in 2013.

(12) Supervision and Regulation

(i) Credicorp

Currently, there are no applicable regulations under Bermuda law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us, as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. Since our activities are conducted primarily through our subsidiaries in Peru, the Cayman Islands, Bolivia, Chile, Colombia and Panama, a summary of the main regulations governing our businesses is set forth below.

Our common shares are listed in the New York Stock Exchange (NYSE). We are therefore subject to regulation by the NYSE and the SEC as a “foreign private issuer”. We also must comply with the Sarbanes-Oxley Act of 2002.

We are, along with BCP, subject to certain requirements set forth in Peruvian Law 26702 (“Peruvian Banking Law” or “Law 26702”) as well as certain banking statutes issued by the Peruvian banking regulator, SBS, including SBS Resolution No. 11823-2010, enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates”. These regulations affect BCP and us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

Since our common shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, we are subject to certain reporting requirements to Superintendencia del Mercado de Valores, the Peruvian securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listing—(C) Markets—The Lima Stock Exchange—(ii) Market Regulation”.

(ii) BCP

Overview

BCP’s operations are regulated by Peruvian law. The regulations governing operations in the Peruvian financial sector are stated in Law 26702. The SBS periodically issues resolutions under Law 26702. See “—(11) The Peruvian Financial System”. The SBS supervises and regulates entities that Law 26702 classifies as financial institutions. These entities include commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must obtain the SBS’s authorization before beginning operations.

BCP’s operations are supervised and regulated by the SBS and the Peruvian Central Bank. Those who violate Law 26702 and its underlying regulations are subject to administrative sanctions and criminal penalties. Additionally, the SBS and the Peruvian Central Bank have the authority to issue fines to financial institutions and their directors and officers if they violate the laws or regulations of Peru, or their own institutions’ bye-laws.

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

Authority of the SBS

Peru’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms, which are regulated by SMV), insurance and reinsurance companies, companies that receive deposits from the general public, AFPs and other similar entities as defined by the Law 26702. The SBS is also responsible for supervising the Peruvian Central Bank to ensure that it abides by its statutory charter and bye-laws.

The SBS has administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the Peruvian Central Bank , the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as us); (iv) reviewing the bye-laws and amendments of bye-laws of these companies; (v) issuing criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the Bank’s Risk Assessment Center, to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). The SBS is also responsible for setting criteria for the establishment of financial or mixed conglomerates in Peru and for supervising these entities. As a result, in addition to its supervision of BCP, the SBS also supervises Credicorp Ltd. because Credicorp Ltd. is a financial conglomerate conducting the majority of its operations in Peru.

Management of Operational Risk

SBS Resolutions No. 37-2008, which sets forth the guidelines for enterprise risk management (ERM), and 2116-2009 collectively established guidelines for operational risk management. Under these resolutions, operational risks management is defined broadly to include those resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people and systems, or from adverse external events. The resolutions also establish responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in the performance and continuity of their operations and services in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures. Banks also are required to develop an information security model to guarantee physical and logical information integrity, confidentiality and availability.

Credicorp, following these SBS guidelines, as well as the guidelines issued by the Basel Committee on Banking Supervision, and the advice of international consultants, has appointed a specialized team responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers and Board of Directors.

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, critical suppliers, critical information assets, technological components, new products and significant changes on our services, and channels. To support the operational risk management process we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze and report operational risk losses, using advanced models for operational risk capital allocation. Lastly, we have monitoring and reporting procedures, designed to monitor Key Risk Indicators (KRI) and other performance metrics.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while training our operational units to mitigate risks directly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2013. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting.

Capital Adequacy Requirements for BCP

Capital adequacy requirements applicable to us are set forth in the Peruvian Banking Law, as amended (Law 26702). We are monitored and regulated by the SBS. Law 26702 was enacted in December 1996 and amended in June 2008 through Legislative Decree 1028. The amendment became effective in July 2009 and was aimed at adapting the Peruvian Banking Law to the capital guidelines and standards established by the second Basel Accord (Basel II). Capital adequacy requirements are also included in Peruvian GAAP accounting guidelines.

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

	First Year	Second Year	Third Year
Basic IRB and Internal Models of Credit Risk	95%	90%	80%
Advanced Models of Credit Risk and/or Operational Risk	90%	90%	—

Prior to June 2009, the capital requirements were based upon the guidelines established by the first Basel Accord (Basel I). Financial institutions were required to limit risk-weighted assets to 11 times their regulatory capital, which is equivalent to a minimum capital ratio of 9.09% of risk-weighted assets. Risk-weighted assets (RWA) were calculated based upon five risk categories depending on the perceived risk of each asset class.

Pursuant to the Basel II guidelines, financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks. The new minimum capital requirements were implemented as follows:

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

In November 2010, the SBS released a consultative document, which established the proposed methodologies for calculating additional capital requirements consistent with Pilar 1 of Basel II and certain aspects of Basel III. Comments on this document were due February 18, 2011. On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the final methodologies and the implementation schedule of the aforementioned additional capital requirements. The new capital requirements, which are aimed at covering risks not contemplated in Pilar I of Basel II, include requirements to cover concentration, interest rate and systemic risk. Additionally, pro-cyclical capital requirements were also established. These new requirements will be implemented over a period of five years starting in July 2012.

The SBS has not approved rules adopting Basel III or implementing it in the Peruvian Financial System.

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
(iii)	unrealized gains and retained earnings in Subsidiaries.

Items deducted from Tier 1 capital include:

(a)	current and past years’ unrealized losses;
(b)	deficits of loan loss provisions;
(c)	goodwill resulting from corporate reorganizations or acquisitions; and
(d)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (iii) of Tier 1 capital net of the deductions in (a), (b) and (c) in this paragraph.

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

As of December 31, 2013, BCP’s regulatory capital was 14.46% of its unconsolidated risk-weighted assets, indicating that BCP had risk-weighted assets that were 6.92 times the amount of regulatory capital. As of December 31, 2012 and December 31, 2011, BCP’s regulatory capital was 14.72% and 14.53% of its unconsolidated risk-weighted assets, respectively.

In November 2013, BCP´s board of directors approved BCP’s tracking and recordation of a Basel III ratio known as Common Equity Tier 1. Common Equity Tier 1 is comprised of:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock),
(ii)	legal and other capital reserves,
(iii)	accumulated earnings,
(iv)	unrealized profits (losses),
(v)	deficits of loan loss provisions,
(vi)	intangibles,
(vii)	deferred taxes that rely on future profitability,
(viii)	goodwill resulting from corporate reorganizations or acquisitions; and
(ix)	100% of the amount referred to in “Deductions” above.

As of December 31, 2013, BCP´s Common Equity Tier 1 Ratio was approximately 7.52% of its unconsolidated risk-weighted assets, above the 7.00% limit that BCP set for itself. This limit will increase to 7.50% in December 2014, 8.00% in December 2015 and 8.50% in December 2016. BCP´s Basel III Common Equity Tier 1 Ratio is estimated based on BCP’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru, anticipated Basel III modifications to its existing ratio calculation methodology and other regulatory guidance available in Peru.

The following table shows, regulatory capital and capital adequacy requirements from BCP (without subsidiaries) as of December 31, 2011, 2012 and 2013:

Regulatory Capital and Capital Adequacy Ratios S/. 000	2011	2012	2013
Capital stock	2,557,738	3,102,897	3,752,617
Legal and other capital reserves	2,004,022	2,194,828	2,422,230
Accumulated earnings with capitalization agreement	-	388,200	504,000
Loan loss reserves (1)	572,891	705,382	834,388
Perpetual subordinated debt	674,000	637,500	698,750
Subordinated debt	2,057,838	2,786,582	3,417,962
Unrealized profit (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	-542,857	-762,931	-752,765
Investment in subsidiaries and others	1,138,257	1,389,978	1,384,340
Unrealized profit and net income in subsidiaries	595,400	627,047	631,575
Goodwill	-122,083	-122,083	-122,083
Total Regulatory Capital	7,201,549	8,930,375	10,755,099

Tier 1 (2)	5,139,948	6,133,400	7,194,919
Tier 2 (3) + Tier 3 (4)	2,061,600	2,796,975	3,560,180

Total risk-weighted assets	49,559,028	60,662,813	74,379,368
Market risk-weighted assets (5)	1,623,939	1,246,720	2,767,876
Credit risk-weighted assets	45,725,720	56,290,344	66,751,001
Operational risk-weighted assets	2,209,369	3,125,749	4,860,491

Capital ratios
Tier 1 ratio (6)	10.37%	10.11%	9.67%
Common Equity Tier 1 ratio (7)	7.96%	7.36%	7.52%
BIS ratio (8)	14.53%	14.72%	14.46%
Risk-weighted assets / Regulatory Capital (9)	6.88	6.79	6.92

(1) Up to 1.25% of total risk-weighted assets.
(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).
(4) Tier 3 = Subordinated debt covering market risk only.
(5) It includes capital requirement to cover price and rate risk.
(6) Tier 1 / Risk-weighted assets
(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.
(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)
(9) Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.5

Legal Reserve Requirements

In accordance with Peruvian regulation - article 67 of Law 26702-, a reserve of up to at least 35% of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10% of their net income. In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net income. As of December 31, 2013, 2012 and 2011, these reserves amounted to approximately US$721.7 million, US$620.3 million and US$461.9 million, respectively.

Provisions for Loan Losses

Credicorp’s allowance model is an IFRS compliant loss estimation model that comprises a number of methodologies which estimate losses per client for Wholesale Banking and losses per segment (pool) for Retail Banking, in line with IASC39. Depending on the portfolio analyzed, each methodology takes into consideration collateral recovery projections, outstanding debt and qualitative aspects that reinforce the estimate. Some examples of qualitative aspects are the complexity of the recovery processes, sector trends, and officers’ judgment of the estimated recovery values.

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

The Peruvian Central Bank Reserve Requirements

Under Law 26702, banks and financial institutions are required to maintain legal reserve requirements for certain obligations. The Peruvian Central Bank requires financial institutions to maintain marginal reserve requirements for local and foreign currency obligations. The exact level and method of calculation of the reserve requirement is established by the Peruvian Central Bank. The reserve requirements in Peru apply to obligations such as demand and time deposits, savings accounts, securities, certain bonds and funds administered by the bank. Additionally, the Peruvian Central Bank requires reserves on amounts due to foreign banks and other foreign financial institutions. Furthermore, as of January 2011, obligations of foreign subsidiaries and affiliates are also subject to the reserve requirement.

The Peruvian Central Bank has set the minimum level of reserves for banks at 9%. However, the Peruvian Central Bank also establishes a remuneration rate on marginal reserves that exceeds the minimum legal requirement of 9% when such reserves are deposited in the Peruvian Central Bank’s current account. Foreign currency cannot be used to comply with reserve requirements for liabilities in domestic currency, and vice versa. The Peruvian Central Bank oversees compliance with the reserve requirements.

The reference interest rate is periodically revised by the Peruvian Central Bank in accordance with its monetary policy objectives. Once a month the board of directors of the Peruvian Central Bank approves and announces the monetary program through a press release. In mid-2010, the Peruvian Central Bank changed its monetary policy to a more restrictive position to account for the rapid growth of domestic demand and the potential for dangerous levels of inflation. Since then, there have been several consecutive increases in the reference interest rate, which was raised most recently in May 2011 from 4.00% to 4.25%. As of December 2013, the reference interest rate had returned 4.00%, after an unexpected decrease in November 2013.

In the past few years, the Peruvian Central Bank has been actively changing the reserve requirement applicable to Peruvian financial institutions as part of its monetary policy, consistent with the practice of several other Latin American countries. Reserve requirements are mainly used to prevent deteriorations in credit markets arising from sudden changes that may negatively impact external and domestic financiers. The use of reserve requirements considers the different sources of macro risks associated with the structure of the obligations of financial institutions. Therefore, the rate of required reserves is currently 14% for deposits in national currency, 50% for domestic obligations in foreign currency; 50% for short-term external liabilities; 20% for long-term and foreign trade obligations; and 120% for non-resident financial investors’ deposits in domestic currency.

As mentioned above, the Peruvian Central Bank has been actively using reserve requirements both in domestic and in foreign currency. Thus, from 2011 until April 2013, the rates of required reserves both in Nuevos Soles and in U.S. Dollars were changed and new reserve requirements were established to reduce banks’ incentives extend credit in U.S. Dollars. Reserve requirements have been particularly stringent in discouraging banks from granting loans in U.S. Dollars to households, as families are particularly vulnerable to foreign exchange credit risk.

This strategy of making adjustments in reserve requirements and raising the rates of required reserves on the obligations of the financial entities that operate in Peru’s domestic market (quantitative tightening - QT) has been used to offset the effects of quantitative easing (QE) in developed economies. These measures have strengthened banks’ level of international liquidity while offsetting their exposure to short-term capital, thereby enhancing the Peruvian financial system’s ability to mitigate threats to the Peruvian economy.

Since May 2013, the increased likelihood that the FED would cut its quantitative easing measures has brought about a significant correction in the value of currencies and in the yields of sovereign bonds issued by emerging economies. The measures previously adopted by the Peruvian Central Bank, as described above, allowed the Peruvian economy to endure this period of greater volatility in global financial markets without a material deterioration the Peruvian credit market. However, since May 2013, the BCRP reduced the rate of reserve requirement in Nuevos Soles from 20% to 15%, which provided liquidity to meet an increased demand for credit in local currency, Demand for local currency in Peru had grown from a rate of 16.8% in April to 21.7% in October, as demand for credit in U.S. Dollars declined. This helped accelerate the de-dollarization of credit without generating upward pressures on interest rates in Nuevos Soles. Also contributing to the de-dollarization of credit, was a new reserve requirement established in October 2013, which required additional reserves for banks whose credit reached 1.05 times that of September 2013.

Changes in regulations put in place during 2013 have reduced the amount of reserves required in local currency by an aggregate of S/.1,507 million and have increased the amount of reserves required in foreign currency by an aggregate of US$1,638 million. If reserve rates changed in 2013, reserves would have increased in S/.2,067 million and US$992 million, respectively. During 2013, the average local currency reserves rate decreased to 15.3% from 19.0% and the average foreign currency reserves rate increased to 44.2% from 41.7%. In December 2013, the estimated reserve position of commercial banks was S/.17,850 million and US$12,615 million in local and foreign currency, respectively.

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

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2013, 2012 and 2011, the 10.0% credit limit per borrower of BCP, unconsolidated, was US$384.7 million, US$350.1 million and US$267.1 million, respectively, for unsecured loans, and the 30.0% limit for secured loans was US$1,154.2 million, US$1,050.5 million and US$801.3 million, respectively, for the last three years.

Pursuant to Article 52 of the organic law of the Peruvian Central Bank, in certain circumstances, the Peruvian Central Bank has the authority to establish limits on interest rates charged by commercial banks and other financial institutions. No such limits are currently in place; however, there can be no assurance that the Peruvian Central Bank will not establish such limits on interest rates in the future.

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

Risk Rating

Law 26702 and SBS Resolutions No. 672 and 18400-2010, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2013, BCP was assigned the “A+” risk category by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International. As of December 2013, BCP maintained the risk category of “A+”.

Deposit Fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP is currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/.92,625 as of December 31, 2013.

Intervention by the SBS

Pursuant to Law 26702, as amended by Law 27102, the SBS has the authority to seize the operations and assets of a bank. These laws provide for three levels of action by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken if certain events occur, including if the bank: (i) interrupts payments on its liabilities, (ii) repeatedly fails to comply with the regulations of the SBS or the Peruvian Central Bank , (iii) repeatedly violates the law or the provisions of the bank’s bye-laws, (iv) repeatedly manages its operations in an unauthorized or unsound manner or (v) has its regulatory capital fall or be reduced by more than 50%.

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

(iv) BCP Bolivia

Until November 2013, the Bolivian banking system operated under the Law of Banks and Financial Entities No. 1488, enacted on April 14, 1993 and later modified by Law 3076 of June 20, 2005. On August 21, 2013, the Bolivian Government enacted a new Banking Law (Law 393), which came effective on November 21, 2013. This new law envisions a more active role of government in the financial services industry and emphasizes the social objective of financial services.

Pursuant to Supreme Decree 29894, in May 2009 the FSSA was vested with the authority to regulate the Bolivian banking system. FSSA has also supervises brokerage and mutual fund management activities that Credicorp Ltd. conducts through BCP Bolivia’s affiliates, Credibolsa and Credifondo. These affiliates operate under the Securities Markets Law No. 1834, enacted on March 31, 1998. Additionally, the Central Bank of Bolivia (BCB by its Spanish initials) regulates financial intermediation and deposit activities, determines monetary and foreign exchange policy, and establishes reserve requirements on deposits.

In 2012, the Bolivian government imposed an additional income tax of 12.5% on earnings before taxes, which applied to all financial institutions with a ratio of earnings before taxes to equity in excess of 13%. Additionally, in November 2012, the government approved a new tax on sales of foreign exchange. This new tax levies all sales of foreign exchange with a 0.70% rate applicable on the amount of foreign currency sold.

(v) Investment banking

Credicorp Capital Securities (CSI)

CSI operates from one location in Coral Gables, Florida, United States of America. All new accounts and all security transactions are reviewed and approved at the Coral Gables office. All representatives are assigned to and supervised from the Coral Gables Main Office.

CSI is registered with the SEC, is a member of FINRA and the Securities Investor Protection Corporation (SIPC). As a member of SIPC, CSI protects customers’ investment accounts up to US$500,000 of which US$100,000 may be in cash and US$400,000 may be in securities.

There are three Principals at CSI all of which are Series 7 and Series 24 licensed (General Securities Principal). At the trading desk, employees are Series 7 licensed (Registered Representative), Series 55 licensed (Equity Trader), and Series 4 licensed (Registered Options and Security Futures Principal). We also have an in-house Series 27 (Financial and Operations Principal). Members of CSI’s back-office staff are either Series 99 licensed (Operations Professional) or Series 7 licensed.

Credicorp Capital Perú S.A.A.

The company falls under the supervision of the Superintendencia de Mercado de Valores (SMV), a specialized technical body attached to the Ministry of Economics and Finance, aimed to ensure the protection of investors, efficiency and transparency of the markets, as well as the diffusion of the information required for such purposes. It enjoys functional, administrative, economic, technical and budgetary autonomy.

The Securities Market Law as amended, approved by Legislative Decree Nº 861, governs the public offering and trading of securities, listed in the SMV and the Lima Stock Exchange. The latter institution, as the only stock exchange in Peru, also provides internal regulations which form part of the regulations and administrative rulings that govern the offering and trading of securities.

Credicorp Capital Colombia

Credicorp Capital Colombia falls under the supervision of the Superintendencia Financiera de Colombia, an entity whose main function is to oversee the financial and insurance sectors. Although it has an important role monitoring and surveillance, it also has certain regulatory powers which permit it to issue laws and decrees.

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

Inversiones IMT (IM Trust)

IM Trust’s principal legal framework comes from Law 18,046. All companies involved in the stock market are supervised directly by the Superintendencia de Valores y Seguros (SVS). The SVS ensures that persons or supervised institutions, from formation until liquidation, comply with laws, regulations, statutes and other provisions governing the functioning of these markets. The SVS also authorizes companies to manage mutual funds (Mutual Fund Administrators and General Fund Management or AFM and AGF, respectively, by its Spanish initials) and oversees these companies and funds to ensure compliance with laws and regulations by monitoring their legal, financial and accounting information.

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

On May 27, 2013, a new Peruvian insurance law, Insurance Act No. 29946, became effective. The Insurance Act governs all insurance contracts, except for those that are expressly governed by other regulations. It substantially changes how insurance policies are offered by insurance companies, regulates the information provided by the insured, and includes changes to termination and arbitration clauses included in insurance contracts. The Act also provides a list of terms and conditions that cannot be included in any insurance contract and ensures that any changes in the contract can only be made if 45 days’ notice is given to the policiyholder prior to renewal of the policy. Other measures include restrictions on the duration and renewal of contracts, consumer protection rules, and regulations governing how to address non-payment of premium installments required under insurance contracts.

In September 2013, the Superintendent of Bank and Insurance – SBS, initiated reforms to Peru’s private pensions system, by establishing a tender process for the exclusive right to manage the SPP’s collective insurance policy for disability, survivorship and burial expenses. Tender offers, for the collective insurance contract were submitted on September 13, 2013 and the winning tender obtained the right to manage the SPP’s collective insurance policies from October 01, 2013 until December 2014. The tender submitted by our subsidiary Pacifico Vida was not selected, and as a result Pacífico Vida has not issued insurance policies to SPP for disability, survivorship and burial expenses since October 2013.

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

Establishment of Insurance Company

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

Ownership Restrictions

Law 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “—(12) Supervision and Regulation—(ii) BCP—Overview”.

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

SBS has put in place investment limits, which, among others, restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits vary according to the risk profile of the fund. The limits are:

•	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;
•	The total amount invested in instruments issued or guaranteed by BCRP cannot exceed 30% of the fund value;
•	The total amount jointly invested under the two aforementioned limits cannot exceed 40% of the fund value and;
•	The total amount invested in instruments issued by the government, financial institutions, and non-financial institutions whose commercial activities are mostly abroad, cannot exceed 50% of the fund value. For this specific limit, the SBS sets the maximum and the Peruvian Central Bank administers the effective level (operating limit). As of December 31, 2013, the operating limit is situated at 36.5 % and it will be increased 50 bps every month until it reaches the 40% level in July 2014.

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

Material changes to Peru’s private pension system in 2013 include:

1.	Auctions for management of new affiliates:

Peru’s Law to reform the Private Pension System sets forth a new process by which individuals, which are called affiliates, may become affiliated with the SPP. Under the law, auctions are held every 24 months to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period, the first such period beginning on February 1, 2013 and ending on January 31, 2015. Bid awards will be made to the AFP that offers the lowest administration fees. New affiliates to the SPP are required to affiliate with the AFP that obtains the bid award, and the new affiliates must remain with this fund manager for 24 months.

A competitive bidding process took place in September 2012 to determine which company would manage new affiliate accounts during a transitional period from October 2012 through the end of January 2013 (subsequently extended to May 2013). Prima AFP won the September tender and managed the new accounts during the transitional period. In December 2012, another tender was held to determine who would manage the accounts for the first full two year period. A new participant in the system won the tender, but that participant did not have the operational capacity to manage new affiliate accounts as of February 1, 2013. As a result, Prima AFP continued managing the new accounts until May 31, 2013. The new participant assumed responsibility for managing the accounts of new SPP affiliates on June 1, 2013.

2.	A new scheme for administrative commissions and a new process for affiliates to choose their commission scheme:

As part of the SPP reform, changes were made in the way AFPs charge commissions. The currently permissible commission schemes are:

(i)	Commission based on flow: applied on the monthly remuneration base of the affiliates. This fee structure was in place prior to the adoption of the Law to Reform the Private Pension System.
(ii)	Mixed commissions: composed of a flow-based commissions, which is calculated using the affiliate’s monthly remuneration, plus an annual commission on the new balance (generated as of February 2013 for new affiliates to the system or as of June 2013 for old affiliates to the system who choose this commission scheme).

The scheme permitting commission based on flow applies only to existing affiliates that elected to be governed by that commission structure prior to May 31, 2013. Closed to 80% of all existing SPP contributors (those affiliates that are actively contributing to their funds) elected the flow-based commission scheme, while 20% opted for a mixed commission. All new affiliates will be subject to the mixed fee structure. The mixed fee structure will be in place for a 10-year transitional period, after which an AFP’s fee will be based solely on its funds under management. These changes in the fee structure of Peru’s pension funds are designed to align the interest of AFPs and their clients.

Prima AFP administrative commissions are as follows:

•	Commission based on flow: 1.60% applied to affiliates’ monthly remuneration.
•	Mixed commission: composed of 1.51% commission on the affiliates’ monthly remuneration, plus a 1.25% annual commission, which is applied to the total balance.

The result of Prima AFP’s election commission from contributors was similar to those obtained by the SPP (80% chose the commission for flow and 20% opted for a mixed commission).

3.	Tender for a Collective Insurance Policy

Prior to September 2013, each AFP held private tenders to determine who would manage its disability, survivorship and burial policies. As such, the insurance company winning a tender was responsible for the disability, survivorship and burial policies associated with the tender that it was awarded, and policy insurers varied among AFPs. Under a new scheme that became effective in 2013, individual AFPs no longer hold private tenders. Instead, pursuant to the Law to Reform the SPP, a public tender is held for a collective insurance policy that manages risks of disability, survivorship and burial costs for all AFPs. The first tender for a collective insurance policy was held in September 2013, and the winners of that tender will manage the disability, survivorship and burial policies for all AFPs from October 2013 through December 2014. After the public tender in 2013, a new premium, equivalent to 1.23% of remuneration, was set for all SPP affiliates. The new disability, survivorship and burial policy will not affect revenues of AFPs because the insurance premium for this policy is not taken from the AFPs’ commissions.

4.	The extension of time for the obligatory affiliation with a pension system for independent workers under the age of 40.

To expand the SPP’s coverage, the Law to Reform the SPP required independent workers under the age of 40 to become part of the SPP system and affiliate with an AFP. Although this obligatory affiliation was initially set to begin in August 2013, the Government decided to extend the deadline to August 2014. The Government also indicated that the commission rates applicable to obligatory contributions would be progressively implemented over time.

As of January 2014, regulations addressing the following items under the Law to Reform the SPP have not been issued:

•	Investment reform: New regulations are expected in 2014 with regard to alternative funds, financial derivatives and mechanisms that make the investment process more flexible.

•	Capital protection funds: once created capital protection funds will be designed to ensure that monies belonging to persons over the age of 65 maintain value. As a result, capital protection funds will offer stable growth and very low volatility.

•	Pension system for micro businesses: a social pension system for employees and owners of micro businesses under the age of 40 who receive monthly income up to 1.5 times Peru’s minimum wage (RMV by its Spanish initials) will be established. Under this system, affiliate workers will receive a matching contribution from the state of up to the amount contributed by the affiliate.

(13) Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results” and the Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2009, 2010, 2011, 2012 and 2013 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2009, 2010, 2011, 2012 and 2013 and our results of operations for 2009, 2010, 2011, 2012 and 2013.

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

Average Balance Sheets

Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2011			2012			2013
ASSETS:	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-earning assets:
Deposits in BCRP
Nuevos Soles	962,291	33,041	3.43%	1,487,104	28,351	1.91%	1,904,370	25,690	1.35%
Foreign Currency	2,804,304	3,277	0.12	3,180,717	3,576	0.11	4,061,825	1,926	0.05
Total	3,766,595	36,318	0.96	4,667,821	31,927	0.68	5,966,195	27,616	0.46
Deposits in other banks
Nuevos Soles	80,058	4,004	5	95,376	4,470	4.69	38,080	3,816	10.02
Foreign Currency	894,865	2,564	0.29	800,635	4,447	0.56	899,724	3,143	0.35
Total	974,923	6,568	0.67	896,011	8,917	1	937,804	6,959	0.74
Investment securities
Nuevos Soles	2,607,309	126,683	4.86	3,933,321	172,486	4.39	3.673,629	156,342	4.26
Foreign Currency	2,853,192	101,026	3.54	3,152,744	102,300	3.24	3,482,106	121,815	3.5
Total	5,460,501	227,709	4.17	7,086,065	274,786	3.88	7,155,735	278,157	3.89
Total loans (1)
Nuevos Soles	6,325,230	1,069,628	16.91	8,031,968	1,342,190	16.71	9,753,818	1,620,266	16.61
Foreign Currency	9,749,989	463,723	4.76	11,327,777	606,282	5.35	12,269,311	649,401	5.29
Total	16,075,219	1,533,351	9.54	19,359,745	1,948,472	10.06	22,023,129	2,269,667	10.31
Total dividend-earning assets
Nuevos Soles	254,027	8,347	3.29	288,259	8,889	3.08	338,929	7,991	2.36
Foreign Currency	256,661	6,974	2.72	286,773	7,465	2.63	367,178	9,916	2.7
Total	510,688	15,321	3	572,032	16,354	2.86	706,107	17,907	2.54
Total interest-earning assets
Nuevos Soles	10,228,915	1,241,703	12.14	13,836,028	1,556,386	11.25	15,708,826	1,814,105	11.55
Foreign Currency	16,559,011	577,564	3.49	18,745,646	724,070	3.86	21,080,144	786,201	3.73
Total	26,787,926	1,819,267	6.79	32,581,674	2,280,456	7	36,788,970	2,600,306	7.07
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles	478,035			647,822			644,245
Foreign Currency	368,180			328,425			360,469
Total	846,215			976,247			1,004,714
Reserves for loan losses
Nuevos Soles	(257,621)			(364,017)			(468,911)
Foreign Currency	(212,862)			(263,098)			(299,153)
Total	(470,483)			(627,115)			(768,064)
Premises and equipment
Nuevos Soles	383,131			487,679			612,778
Foreign Currency	15,112			44,779			24,017
Total	398,243			532,458			636,795
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Nuevos Soles	1,130,516	14,993		1,038,642	4,207		1,439,758	4,497
Foreign Currency	755,903	3,504		1,386,872	25,778		1,766,523	7,540
Total	1,886,419	18,497		2,425,514	29,985		3,206,281	12,037
Total non-interest-earning assets
Nuevos Soles	1,734,061	14,993		1,810,126	4,207		2,227,870	4,497
Foreign Currency	926,333	3,504		1,496,978	25,778		1,851,856	7,540
Total	2,660,394	18,497		3,307,104	29,985		4,079,726	12,037
Total average assets
Nuevos Soles	11,962,976	1,256,696	10.5	15,646,154	1,560,593	9.97	17,936,696	1,818,602	10.14
Foreign Currency	17,485,344	581,068	3.32	20,242,624	749,848	3.7	22,932,000	793,741	3.46
Total	29,448,320	1,837,764	6.24	35,888,778	2,310,441	6.44	40,868,696	2,612,343	6.39
(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Average Balance Sheets

Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2011			2012			2013
LIABILITIES	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate
	(U.S. Dollars in thousands, except percentages)
Interest-bearing liabilities:
Demand deposits
Nuevos Soles (1)	2,503,311	11,586	0.46%	3,038,002	14,760	0.49%	3,340,493	15,412	0.46
Foreign Currency (1)	3,773,232	5,544	0.15	4,555,943	7,142	0.16	4,312,081	7,051	0.16
Total	6,276,543	17,130	0.27	7,593,945	21,902	0.29	7,652,574	22,464	0.29
Savings deposits
Nuevos Soles (1)	2,271,029	8,079	0.36	2,980,838	15,430	0.52	3,480,973	17,077	0.49
Foreign Currency (1)	2,367,401	5,462	0.23	2,533,566	6,054	0.24	2,617,752	5,929	0.23
Total	4,638,430	13,541	0.29	5,514,404	21,485	0.39	6,098,725	23,006	0.38
Time deposits
Nuevos Soles (1)	3,361,966	136,932	4.07	4,710,953	184,820	3.92	5,573,913	200,268	3.59
Foreign Currency (1)	3,806,928	74,400	1.95	4,031,361	86,925	2.16	5,006,683	89,970	1.80
Total	7,168,894	211,332	2.95	8,742,314	271,745	3.11	10,580,596	290,238	2.74
Due to banks and correspondents
Nuevos Soles	365,769	49,295	13.48	587,129	54,243	9.24	860,582	54,167	6.29
Foreign Currency	1,640,407	15,074	0.92	1,338,586	28,533	2.13	2,512,808	36,600	1.46
Total	2,006,176	64,369	3.21	1,925,715	82,776	4.30	3,373,390	90,767	2.69
Bonds
Nuevos Soles	383,271	24,479	6.39	533,682	33,643	6.30	784,024	50,502	6.44
Foreign Currency	3,234,863	162,264	5.02	3,860,167	208,623	5.40	4,247,637	234,089	5.51
Total	3,618,134	186,743	5.16	4,393,849	242,266	5.51	5,031,661	284,591	5.66
Total interest-bearing liabilities
Nuevos Soles	8,885,346	230,370	2.59	11,850,604	302,896	2.56	14,039,985	337,427	2.40
Foreign Currency	14,822,831	262,744	1.77	16,319,623	337,278	2.07	18,696,961	373,640	2.00
Total	23,708,177	493,115	2.08	28,170,227	640,173	2.27	32,736,946	711,066	2.17
Non-interest-bearing liabilities and net equity:
Other liabilities and loss from derivatives instruments and other interest expenses
Nuevos Soles	847,861	2,035		955,441	2,507		1,202,813	(6,109)
Foreign Currency	1,740,041	36,450		2,856,381	50,966		2,627,785	75,293
Total	2,587,903	38,485		3,811,822	53,473		3,830,598	69,184
Equity attributable to Credicorp equity holders
Nuevos Soles
Foreign Currency	3,092,282			3,803,381			4,106,907
Total	3,092,282			3,803,381			4,106,907
Minority Interest
Nuevos Soles
Foreign Currency	59,958			103,348			194,245
Total	59,958			103,348			194,245
Total non-interest-bearing liabilities and equity
Nuevos Soles	847,862	2,035		955,441	2,507		1,202,813	(6,109)
Foreign Currency	4,892,281	36,450		6,763,110	50,966		6,928,937	75,293
Total	5,740,143	38,485		7,718,551	53,473		8,131,750	69,184
Total average liabilities and equity
Nuevos Soles	9,733,208	232,405	2.39	12,806,045	305,403	2.38	15,242,798	331,318	2.17
Foreign Currency	19,715,112	299,194	1.52	23,082,733	388,244	1.68	25,625,898	448,933	1.75
Total	29,448,320	531,600	1.81	35,888,778	693,646	1.93	40,868,696	780,250	1.91
(1)	Includes the amount paid - for the deposit insurance fund.

Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2012/2011			2013/2012
	Increase/(Decrease) due to changes in:			Increase/(Decrease due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(U.S. Dollars in thousands)
Interest Income:
Interest-earning deposits in BCRP
Nuevos Soles	14,013	(18,703)	(4,690)	6,792	(9,453)	(2,661)
Foreign Currency	432	(133)	299	704	(2,354)	(1,650)
Total	14,444	(18,835)	(4,391)	7,496	(11,807)	(4,311)
Deposits in other banks
Nuevos Soles	742	(276)	466	(4,213)	3,559	(654)
Foreign Currency	(397)	2,280	1,883	448	(1,752)	(1,304)
Total	345	2,004	2,349	(3,765)	1,807	(1,958)
Investment securities
Nuevos Soles	61,288	(15,485)	45,803	(11,220)	(4,924)	(16,144)
Foreign Currency	10,163	(8,889)	1,274	11,105	8,410	19,515
Total	71,452	(24,375)	47,077	(115)	3,486	3,371
Total loans(1)
Nuevos Soles	286,912	(14,350)	272,562	286,879	(8,803)	278,076
Foreign Currency	79,744	62,815	142,559	50,113	(6,994)	43,119
Total	366,656	48,465	415,121	336,993	(15,798)	321,195
Total dividend-earning assets
Nuevos Soles	1,090	(548)	542	1,379	(2,277)	(898)
Foreign Currency	725	(234)	491	2,223	228	2,451
Total	1,815	(782)	1,033	3,602	(2,049)	1,553
Total interest-earning assets
Nuevos Soles	421,815	(107,132)	314,683	213,472	44,247	257,719
Foreign Currency	80,364	66,142	146,506	88,620	(26,489)	62,131
Total	502,179	(40,990)	461,189	302,092	17,758	319,850
Interest Expense:
Demand deposits
Nuevos Soles	2,536	638	3,174	1,433	(780)	653
Foreign Currency	1,189	409	1,597	(391)	300	(91)
Total	3,725	1,047	4,771	1,042	(480)	562
Savings deposits
Nuevos Soles	3,100	4,252	7,351	2,521	(874)	1,647
Foreign Currency	390	202	593	196	(321)	(125)
Total	3,490	4,454	7,944	2,717	(1,196)	1,522
Time deposits
Nuevos Soles	53,934	(6,046)	47,888	32,431	(16,983)	15,448
Foreign Currency	4,613	7,912	12,525	19,278	(16,233)	3,045
Total	58,546	1,867	60,413	51,709	(33,216)	18,493
Due to banks and correspondents and issued bonds
Nuevos Soles	25,142	(20,194)	4,948	21,238	(21,314)	(76)
Foreign Currency	(4,604)	18,063	13,459	21,066	(12,999)	8,067
Total	20,538	(2,131)	18,407	42,304	(34,313)	7,991
Bonds
Nuevos Soles	9,544	(380)	9,164	15,953	906	16,859
Foreign Currency	32,580	13,779	46,359	21,147	4,319	25,466
Total	42,124	13,399	55,523	37,101	5,224	42,325
Total interest-bearing liabilities
Nuevos Soles	76,335	(3,810)	72,525	54,289	(19,758)	34,531
Foreign Currency	28,733	45,800	74,533	48,321	(11,959)	36,362
Total	105,068	41,990	147,058	102,609	(31,717)	70,893
(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past due. Accrued interest is included.

Average Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands, except percentages)
Average interest-earning assets
Nuevos Soles	10,228,915	13,836,028	15,708,826
Foreign Currency	16,559,011	18,745,646	21,080,144
Total	26,787,926	32,581,674	36,788,970
Net interest income from interest-earning assets
Nuevos Soles	1,011,333	1,253,490	1,476,678
Foreign Currency	314,820	386,792	412,561
Total	1,326,153	1,640,282	1,889,239
Gross yield (1)
Nuevos Soles	12.14%	11.25%	11.55%
Foreign Currency	3.49%	3.86%	3.73%
Weighted-average rate	6.79%	7.00%	7.07%
Net interest margin (2)
Nuevos Soles	9.89%	9.06%	9.40%
Foreign Currency	1.90%	2.06%	1.96%
Weighted-average rate	4.95%	5.03%	5.14%
Yield spread (3)
Nuevos Soles	9.55%	8.69%	9.14%
Foreign Currency	1.72%	1.80%	1.73%
Weighted-average rate	4.71%	4.73%	4.90%

(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

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

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
The Peruvian Central Bank	825,975	2,105,972	922,600
Commercial banks	93,389	30,996	79,192
Total Nuevo Sol-denominated	919,364	2,136,968	1,001,792
Foreign Currency-denominated:
The Peruvian Central Bank (U.S. Dollars)	2,958,540	4,099,640	4,671,055
Commercial banks (U.S. Dollars)	530,327	463,951	551,984
Other Commercial banks (other currencies)	63	1,589	4,796
Total Foreign Currency-denominated	3,488,930	4,565,180	5,227,835
Total	4,408,294	6,702,148	6,229,627

(ii) Investment Portfolio

The following table shows the fair value of our trading, available-for-sale and held to maturity investment securities without interest designated by type of security at the dates indicated (see Note 6 to the Consolidated Financial Statements):

	On December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)

Nuevo Sol-denominated:
Peruvian government bonds	473,868	481,784	755,269
Equity securities	251,032	325,485	330,562
Bonds	232,330	380,549	346,778
The Peruvian Central Bank certif. notes	2,059,780	2,965,313	2,209,654
Other investments	180,258	282,593	202,736
Total Nuevo Sol-denominated	3,197,268	4,435,724	3,844,999
Foreign Currency-denominated:
Equity securities	228,527	339,018	337,226
Bonds	1,795,614	2,004,864	2,044,855
Peruvian Government Bonds	210,776	264,743	233,803
The Peruvian Central Bank certif. notes	-	-	43,362
Other investment	519,359	748,490	730,145
Total Foreign Currency-denominated	2,754,276	3,357,115	3,389,391
Total securities holdings:	5,951,544	7,792,839	7,234,390

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Nuevo Sol-denominated interest-earning investment securities was 4.9% in 2011, 4.4% in 2012 and 4.3% in 2013. The weighted-average yield on our foreign currency-denominated portfolio was 3.5% in 2011, 3.2% in 2012 and 3.5% in 2013. The total weighted-average yield of our investment securities was 4.2% in 2011, 3.9% in 2012 and 3.9% in 2013.

The weighted-average yield on our Nuevo Sol-denominated dividend-earning assets was 3.3% in 2011, 3.1% in 2012 and 2.4% in 2013. The weighted-average yield on our foreign currency-denominated portfolio was 2.7% in 2011, 2.6% in 2012 and 2.7% in 2013. The total weighted-average yield of our dividend-earning assets was 3.0% in 2011, 2.9% in 2012 and 2.5% in 2013.

As of December 31, 2013, the investments available for sale and held to maturity pledged as collateral amounted to US$1,078.4 million (see note 6 to the Consolidated Financial Statements).

The following table shows the maturities of our trading, available-for-sale and held to maturity investment securities designated by type of security on December 31, 2013:

	Within 1 year	After 1 year but within 3 years	Maturing after 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 Years	Total
	(U.S. Dollars in thousands)
Nuevo Sol-denominated:
Peruvian government bonds	44,028	89,449	180,202	224,111	217,479	755,269
Equity securities (1)	330,562	-	-	-	-	330,562
Bonds and debentures	23,890	33,751	69,715	81,390	138,033	346,778
The Peruvian Central Bank certif. notes	2,205,334	4,320	-	-	-	2,209,654
Other investments	120,785	2,710	-	4,673	74,568	202,736
Total Nuevo Sol-denominated	2,724,599	130,230	249,917	310,174	430,080	3,844,999
Foreign Currency-denominated:
Peruvian government bonds	53,822	31,695	-	42,300	105,986	233,803
Equity securities (1)	337,226	-	-	-	-	337,226
Bonds	207,790	347,675	395,444	617,217	476,729	2,044,855
The Peruvian Central Bank certif. notes	43,362	-	-	-	-	43,362
Other investments	377,492	18,095	12,553	119,282	202,724	730,145
Total Foreign Currency-denominated	1,019,692	397,465	407,997	778,799	785,439	3,389,391
Total securities holdings:	3,744,290	527,695	657,914	1,088,973	1,215,518	7,234,390
Weighted-average yield						3.19%

(1)	Equity securities in our account are categorized as maturing within one year.

The maturities of our investment securities classified as trading and available-for-sale, as of December 31, 2013, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the criteria described below, our management has determined that the unrealized losses as of December 31, 2013 and 2012 were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

For equity investments (shares), management considers the following criteria to determine whether a loss is temporary:

•	The length of time and the extent to which fair value has been below cost;
•	The severity of the impairment;
•	The cause of the impairment and the financial condition and near-term prospects of the issuer; and
•	Activity in the market of the issuer which may indicate adverse credit conditions.

For debt investments (fixed maturity), management considers the following criteria to determine whether a loss is temporary:

•	Management assesses the probability that the company will receive all amounts due (principal and interest) under the contract of the security. It considers a number of factors in identifying a credit-impaired security, including: (i) the nature of the security and the underlying collateral, (ii) the amount of subordination or credit enhancement supporting the security, (iii) the published credit rating and (iv) other analyses of the probable cash flows from the security. If recovery of all amounts due is not likely, management may determine that credit impairment exists and record unrealized losses in our consolidated income statement. The unrealized loss recorded in income represents the security’s decline in fair value, which includes the decline due to forecasted cash flow shortfalls as well as widening market spread.

•	For a security with an unrealized loss not identified as credit impairment, management determines whether it is desirable to hold the security for a period of time to allow for a potential recovery in the security’s amortized cost. Management estimates a security’s forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums). Management considers a number of factors to determine whether to hold an investment, including (i) a quantitative estimate of the expected recovery period (which may extend to maturity), (ii) the severity of the impairment and (iii) its strategy with respect to the security or portfolio. If management determines it is not desirable to hold the security for a sufficient period of time to allow for a potential recovery in the security’s amortized cost, we record the unrealized loss in our consolidated income statement.

(iii) Loan Portfolio

Loans by Type of Loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands)
Loans	8,986,884	11,142,038	13,793,797	16,905,278	18,166,112
Leasing transactions	1,721,770	2,023,436	2,346,888	2,967,852	3,072,970
Discounted notes	349,126	477,709	552,233	557,328	536,508
Factoring	163,443	250,974	254,516	326,497	297,604
Advances and overdrafts	47,147	104,495	25,130	55,881	163,395
Refinanced loans	59,459	76,707	96,031	142,207	133,035
Past-due loans	184,567	209,908	259,050	372,431	514,223
Unearned interest	(7,077)	(7,203)	(7,267)	(15,546)	(26,969)
Total loans, net of unearned income and without accrued interest	11,505,319	14,278,064	17,320,378	21,311,928	22,856,878
Total past-due loans amounts	(184,567)	(209,908)	(259,050)	(372,431)	(514,223)
Total performing loans	11,320,752	14,068,156	17,061,328	20,939,497	22,342,655

The loan portfolio categories set forth in the table above are based on SBS regulations, which apply to loans generated by BCP and ASB. Pursuant to SBS guidelines, we categorize loans as follows:

•	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

•	Leasing Transactions: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.
•	Discounted Notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.
•	Factoring: The sale of title to a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. Under factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.
•	Advances and Overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.
•	Refinanced Loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when a debtor is experiencing payment problems, unless the debtor is current on all interest payments and pays down at least 20% of the principal amount of the original loan. We have distinguished a sub-group titled “Restructured Loans,” which is defined as loans extended under the bankruptcy protection procedures established in the Equity Restructuring Law.
•	Past-Due Loans: Includes overdue loans. See “—Past-Due Loan Portfolio” for further detail.

Loans by Economic Activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2009		2010		2011
	(U.S. Dollars in thousands, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	2,557,847	22.23%	3,003,465	21.04%	3,319,821	19.17%
Consumer Loans (1)	3,224,292	28.03	3,805,813	26.65	5,003,353	28.88
Small Business	739,157	6.42	953,394	6.68	1,129,119	6.52
Commerce	1,330,023	11.56	1,931,441	13.53	2,503,810	14.46
Realty Business and Leasing Services	489,614	4.26	712,330	4.99	968,952	5.59
Mining	692,579	6.02	893,145	6.26	855,774	4.94
Communication, Storage and Transportation	559,025	4.86	720,749	5.05	713,947	4.12
Electricity, Gas and Water	782,289	6.8	969,437	6.79	1,114,788	6.44
Agriculture	271,912	2.36	293,685	2.06	329,408	1.9
Fishing	121,162	1.05	134,811	0.94	164,741	0.95
Financial Services	175,071	1.52	252,869	1.77	297,612	1.72
Education, Health and Other Services	156,496	1.36	177,206	1.24	226,055	1.31
Construction	175,508	1.53	132,517	0.93	255,555	1.48
Others (2)	513,213	4.46	640,205	4.48	883,951	5.1
Sub total	11,788,188	102.46	14,621,067	102.4	17,766,886	102,58
Unearned interest	(282,869)	(2.46)%	(343,003)	(2.4)%	(446,508)	(2.58)%
Total	11,505,319	100.00%	14,278,064	100.00%	17,320,378	100%

	At December 31,
	2012		2013
	(U.S. Dollars in thousands, except percentages)
	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	3,579,385	15.66%	3,785,556	16.56%
Consumer Loans (1)	6,450,764	28.22	6,918,866	30.27
Small Business	1,490,879	6.52	1,473,682	6.45
Commerce	3,108,662	13.6	3,278,619	14.34
Realty Business and Leasing Services	1,268,692	5.55	1,280,619	5.6
Mining	753,668	3.3	1,049,636	4.59
Communication, Storage and Transportation	733,939	3.21	871,818	3.81
Electricity, Gas and Water	1,365,188	5.97	1,078,748	4.72
Agriculture	451,309	1.97	493,597	2.16
Fishing	201,357	0.88	207,805	0.91
Financial Services	404,080	1.77	283,400	1.24
Education, Health and Other Services	326,019	1.43	310,358	1.36
Construction	490,470	2.15	474,930	2.08
Others (2)	703,062	3.08	1,376,214	6.02
Sub total	21,327,474	93.31	22,883,847	100.1
Unearned interest	(15,546)	(0.07)	(26,969)	(0.12)
Total	21,311,928	100%	22,856,878	100%

(1)	These amounts comprise:

	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands)
Personal Loans	976,499	1,147,274	1,455,200	1,929,479	2,054,538
Mortgage Loans	1,752,460	2,058,403	2,723,830	3,485,487	3,839,223
Credit card	495,333	600,136	824,323	1,035,798	1,025,105
	3,224,292	3,805,813	5,003,353	6,450,764	6,918,866

(2)	Includes community services, hotels and restaurants and other sector.

As of December 31, 2013, 90.2% was concentrated in Peru, and 4.7% of the loan portfolio was concentrated in Bolivia.

Concentrations of Loan Portfolio and Lending Limits

As of December 31, 2013, loans and other contingent credits to our 20 largest customers (considered economic groups), equaled US$4,262.2 million, and represented 18.63% of our total loan portfolio. See “—(12) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of “economic group”. Our total loans and other contingent credits outstanding to each of these customers ranged from US$395.9 million to US$111.7 million, including 18 customers with over US$140.0 million. Total loans and other contingent credits outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2012: Class A (normal)—99.3%; Class B (potential problems)—0.7%; Class C (substandard)—0%; Class D (doubtful)—0%; and Class E (loss)—0%. See “—Classification of the Loan Portfolio”.

BCP’s loans to a single borrower are subject to lending limits imposed by Law 26702. See “—(12) Supervision and Regulation—(ii) BCP—Lending Activities”. The lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of BCP’s loans to and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third party performance received by BCP from such institution, may not exceed 30% of BCP’s regulatory capital (as defined by the SBS). The sum of BCP’s loans to and deposits in non-Peruvian financial institutions, plus any guarantees of third party performance received by BCP from such institutions, are limited to 5%, 10% or 30% of BCP’s regulatory capital, depending upon the level of government supervision of the institution and whether the institution is recognized by the Peruvian Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increases to 50% of BCP’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

BCP’s loans to directors and employees and their relatives have a global limit of 7% of regulatory capital and an individual limit of 5% of such global limit.

Loans to non-Peruvian individuals or companies that are not financial institutions have a limit of 5% of BCP’s regulatory capital. However, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP. Lending on an unsecured basis to individuals or companies residing in Peru that are not financial institutions is limited to 10% of BCP’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral, and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks or a foreign bank determined by the Peruvian Central Bank to be of prime credit quality, or by other highly liquid securities at market value. The single borrower lending limit for loans backed by a cash deposit at BCP or by debt obligations of the Peruvian Central Bank is 30% of BCP’s regulatory capital.

Including the regulatory capital of BCP (without subsidiaries), which amounted to S/.10,755.1 million (US$3,847.9 million) on December 31, 2013, BCP’s legal lending limits varied from S/.1,075.4 million (US$384.8 million) to S/.5,377 million (US$1,923.8 million). Our consolidated lending limits, based on our regulatory capital on a consolidated basis of US$4,828.4 million on December 31, 2013, ranged from US$482.8 million to US$2,414.2 million. As of December 31, 2013, BCP was in compliance with the lending limits of Law 26702.

As of December 31, 2013, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

Loan Portfolio Denomination

The following table presents our Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2009		2010		2011
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	4,385,965	38.1%	5,415,352	37.9%	6,982,086	40.3%
Foreign Currency-denominated	7,119,354	61.9%	8,862,712	62.1%	10,338,292	59.7%
Total loans (1)	11,505,319	100%	14,278,064	100%	17,320,378	100%

	At December 31,
	2012		2013
	(U.S. Dollars in thousands, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	9,054,734	42.5%	10,790,123	47.2%
Foreign Currency-denominated	12,257,194	57.5%	12,066,755	52.8%
Total loans (1)	21,311,928	100%	22,856,878	100%
(1)	Net of unearned interest and without accrued interest.

Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2013, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

	Maturing
	Amount at December 31, 2013	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(U.S. Dollars in thousands, except percentages)
Loans	18,166,112	3,655,833	5,148,984	3,594,807	1,878,823	3,887,665
Leasing transactions	3,072,970	179,087	478,645	1,062,372	802,862	550,004
Discounted notes	536,508	498,514	28,168	9,689	137	-
Refinanced loans	133,035	34,537	27,151	22,380	21,138	27,829
Factoring	297,604	296,273	1,331	-	-	-
Advances and overdrafts	163,395	163,395	-	-	-	-
Total	22,369,624	4,827,640	5,684,278	4,689,248	2,702,960	4,465,498
Past due Loans	514,223
Unearned interest	-26,969
Total Loans (1)	22,856,878
% of total performing loan portfolio	100%	21.58%	25.41%	20.96%	12.08%	19.96%

(1)	Net of unearned interest and without accrued interest.

Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of our loan portfolio on December 31, 2013, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2013	Maturing After 1 year
	(U.S. Dollars in thousands)
Variable Rate
Nuevo Sol-denominated	262,351	327,774
Foreign Currency-denominated	2,570,708	2,010,543
Total	2,833,059	2,338,317

Fixed Rate (1)
Nuevo Sol-denominated	10,527,773	4,979,364
Foreign Currency-denominated	9,496,046	4,848,012
Total	20,023,819	9,827,376

Total (2)	22,856,878	12,165,693

(1)	Most of the financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.
(2)	Net of unearned interest and without accrued interest.

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

The following table sets forth our loan portfolio by class at the date indicated.

	At December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands) (1)
Commercial loans (which includes micro-business)	8,283,790	10,417,764	12,360,362	14,861,164	15,938,012
Consumer loans	1,467,793	1,715,207	2,234,871	2,965,277	3,079,643
Residential mortgage loans	1,753,736	2,145,093	2,725,145	3,485,487	3,839,223
Total loans	11,505,319	14,278,064	17,320,378	21,311,928	22,856,878

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

Potential problems (Class B): Debtors with commercial loans in this category demonstrate certain deficiencies at the time of evaluation, which, if not corrected in a timely manner, imply risks regarding recovery of the loan. Common characteristics of loans or credits in this category include: (i) delays in loan payments which are promptly covered, (ii) a general lack of information required to analyze the credit, (iii) out-of-date financial information, (iv) temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, (v) market conditions that could affect the economic sector in which the debtor is active. Consumer and micro-business loans are categorized as Class B when payments are between 9 and 30 days past due. Residential mortgage loans are categorized as Class B when payments are between 31 and 90 days past due.

Substandard (Class C): Debtors with commercial loans in this category demonstrate serious financial weakness. They often do not have sufficient operating results or available income to cover their financial obligations, and do not have reasonable short-term prospects for strengthening their financial capacity. Debtors demonstrating the same deficiencies that warrant Class B classification will warrant Class C classification if those deficiencies are such that if not corrected in the near term, they could impede the recovery of principal and interest on the loan on the agreed-upon terms. Commercial loans are classified in this category when payments are between 61 and 120 days past due. Consumer and micro-business loans are categorized as Class C when payments are between 31 and 60 days past due. Residential mortgage loans are categorized as Class C when payments are between 61 and 120 days past due.

Doubtful (Class D): Debtors with commercial loans in this category demonstrate characteristics that make it doubtful that the loan will be recovered. Although recovery is doubtful, if there is a reasonable possibility that the creditworthiness of the debtor might improve in the near future, it is appropriate to categorize the loan as Class D. These loans are distinguished from Class E loans by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, even if the payments are less than those required by the contract. Commercial loans are categorized as Class D if payments are between 121 and 365 days past due. Consumer and micro-business loans are categorized as Class D when payments are between 61 and 120 days past due. Residential mortgage loans are categorized as Class D when payments are between 121 and 365 days past due.

Loss credits (Class E): Commercial loans or credits are categorized as Class E if the loans are considered unrecoverable or for any other reason the loans should not appear on our books as an asset based on the originally contracted terms. Commercial loans are categorized as Class E when payments are more than 365 days past due. Consumer and micro-business loans are categorized as Class E when payments are more than 120 days past due. Residential mortgage loans are categorized as Class E when payments are more than 365 days past due.

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

The following table shows our direct loan portfolio at the dates indicated:

	At December 31,
	2009		2010		2011
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount	% Total	Amount	% Total	Amount	% Total
A: Normal	10,717,658	93.2%	13,564,435	95.0%	16,461,546	95.0%
B: Potential Problems	431,356	3.7%	313,148	2.2%	390,329	2.3%
C: Substandard	115,629	1.0%	128,445	0.9%	140,821	0.8%
D: Doubtful	139,389	1.2%	121,345	0.8%	156,525	0.9%
E: Loss	101,287	0.9%	150,691	1.1%	171,157	1.0%
Total (1)	11,505,319	100.0%	14,278,064	100.0%	17,320,378	100.0%
C+D+E	356,305	3.1%	400,481	2.8%	468,503	2.7%

	At December 31,
	2012		2013
	(U.S. Dollars in thousands, except percentages)
Level of Risk
Classification	Amount	% Total	Amount	% Total
A: Normal	20,282,060	94.9%	21,666,975	94.7%
B: Potential Problems	412,510	2.1%	426,297	1.9%
C: Substandard	192,610	0.9%	240,814	1.1%
D: Doubtful	232,168	0.9%	278,719	1.2%
E: Loss	208,126	1.1%	271,042	1.2%
Total (1)	21,327,474	100%	22,883,847	100%
C+D+E	632,904	3%	790,575	3.5%

(1)	Net of unearned interest and without accrued interest. – The unearned interest from impaired classifications (C+D+E) amounted to approximately, US$44,000 in 2009, US$159,000 in 2010, US$12,000 in 2011, US$69,000 in 2012 and US$11,000 in 2013.

All of our Class E loans and substantially all of our Class D loans are past due. Class C loans, although generally not past due, have demonstrated credit deterioration such that management has serious doubts as to the ability of the borrower to comply with the loan repayment terms. Our manufacturing sector loans are primarily secured by warrants and liens on goods or by mortgages and our agricultural loans tend to be secured by trade bills and marketable securities. The Class C loans reflect the financial weakness of the individual borrower rather than any trend in the Peruvian manufacturing or agricultural industries in general.

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

Past due and impaired loans are disclosed in accordance with SBS rules. Under SBS rules, the time periods used to determine whether an installment or an entire loan balance is past due depends on their type. BCP considers loans past due: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans; (iii) after 30 days for overdrafts; (iv) after 90 days for consumer, mortgage and leasing loans. In the case of consumer, mortgage and leasing loans, the past due installments are considered past due after 30 to 90 days. After 90 days, the outstanding balance of the loan is considered past due. ASB considers all overdue loans past due, except for consumer loans, which are considered past due when the scheduled principal and/or interest payments are overdue for more than 90 days. BCP Bolivia considers loans past due after 30 days. The entire loan balance under IFRS 7 is considered past due when debtors have failed to make a payment when contractually due. For more detail, see note 32.1 of the consolidated financial statements.

As of December 31, 2013, Credicorp did not have any loans that were overdue by more than 90 days and that were still accruing interest. Interest income is suspended when the collection of loans is doubtful, such as when overdue by more than 90 days. When a borrower or securities issuer defaults earlier than 90 days, the income is excluded from interest income until it is received. Uncollected income on these loans is applied against income. When management determines that the debtor’s financial condition has improved (a debtor’s financial condition is only considered improved once the debtor has paid the principal and interest due on its loans), we continue recording interest on an accrual basis. Therefore, we do not accrue interest on past-due loans, but interest on past-due loans is recognized only if and to the extent received.

Over the past five years, we have recognized interest income on these loans of US$7.2 million in 2009, US$14.2 million in 2010, US$15.4 million in 2011, US$21.0 million in 2012 and US$24.0 million in 2013. With the exception of discounted notes and overdrafts, accrued but unpaid interest is reversed for past-due loans.

The following table sets forth the repayment status of our loan portfolio as of the date indicated.

	At December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands, except percentages)
Current	11,320,752	14,068,156	17,061,328	20,955,043	22,369,624
Past due:
Overdue 16 - 90 days (2)	51,701	46,087	64,362	106,495	157,367
Overdue 90 days or more	132,865	163,821	194,688	265,936	356,856
Subtotal	184,567	209,908	259,050	372,431	514,223
Total loans	11,505,319	14,278,064	17,320,378	21,327,474	22,883,847
Past-due loan amounts as % of total loans	1.6%	1.47%	1.5%	1.75%	2.25%

(1)	Net of unearned interest and without accrued interest.

(2)	The amount in 2013 would increase to US$270,859 approximately, if the outstanding balance of consumer, mortgage and leasing loans overdue to 90 days or less are included.

With respect to consumer, mortgage and leasing loans, BCP (in accordance with SBS regulations) only recognizes payments as past-due installments if the loan is less than 90 days past due. The entire amount of the loans is considered past due if any amount is past due more than 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 32.1 to the Consolidated Financial Statements.

Past-Due Loan Portfolio

The following table analyzes our past-due loan portfolio by the type of loan at the dates indicated.

	At December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands)
Past-due loan amounts:
Loans	153,112	183,058	222,133	324,670	449,225
Discounted notes	2,151	2,906	2,944	2,672	5,056
Advances and overdrafts in demand deposits	4,015	3,717	2,576	3,271	3,669
Leasing transactions	9,653	1,443	8,127	8,814	8,523
Refinanced loans	15,636	18,784	23,270	22,003	47,750
Total past-due portfolio	184,567	209,908	259,050	372,431	514,223
Less: Reserves for loan losses (1)	376,049	448,597	558,186	744,508	853,652
Total past-due portfolio net of reserves	(191,482)	(238,689)	(299,136)	(372,077)	(339,429)

(1) Includes reserves for indirect credits (see “—Loan Loss Reserves”).

As of December 31, 2013 total past-due loans were US$514.2 million and refinanced and restructured loans were US$133.0 million. Therefore, non-performing loans (past-due and refinanced and restructured loans) amounted to US$647.2 million.

We recognize interest on past-due loans and loans in legal collection when the loans are collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract is approximately US$98.2 million and US$72.2 million as of December 31, 2013 and 2012, respectively.

Total Non-performing Loans

Non-performing loans include past due loans as well as refinanced and restructured loans. As of December 31, 2013, total past due loans were US$514.2 million and refinanced and restructured loans were US$133.0 million. Therefore, total non-performing loans equaled US$647.2 million. As of December 31, 2013 our delinquency ratio (past due loan ratio) was 2.25% and our nonperforming loan ratio (including past due, refinanced and restructured loans) was 2.83%. See “Item 4, Information on the Company — (B) Business Overview — (1) Introduction – Review of 2013 —Banking Segment—BCP.

Loan Loss Reserves

The following table shows the changes in our reserves for loan losses and movements at the dates indicated.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	248,063	376,049	448,597	558,186	744,508
Additional provisions (reversals)	163,392	174,682	214,898	377,841	453,562
Acquisitions and transfers	20,905	-	-	-	-
Recoveries of write-offs	23,928	34,605	41,442	46,301	51,515
Write-offs	(87,927)	(142,736)	(155,409)	(245,789)	(365,006)
Monetary correction and other	7,688	5,997	8,658	7,969	(30,927)
Total reserves for loan losses at the end of the year	376,049	448,597	558,186	744,508	853,652

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio.” The balance of the reserve for loan losses for the years 2011, 2012 and 2013 are included in Note 7(d) to the Consolidated Financial Statements.

Our reserves for loan losses, as of December 31, 2013, included US$809.9 million for credit losses and US$43.8 million for indirect or contingent credit losses as compared to US$699.0 million and US$45.5 million, respectively, in 2012. Our reserves for indirect credit losses are included in the “Other liabilities” caption of our consolidated balance sheet. See Notes 7(d) and 12(a) to the Consolidated Financial Statements.

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

Allocation of Loan Loss Reserves

The following table sets forth the amounts of our reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 7(d) to the Consolidated Financial Statements):

	At December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands)
Commercial loans	243,796	289,564	307,789	408,161	470,091
Consumer loans	90,782	106,709	203,652	283,951	331,836
Residential mortgage loans	41,471	52,324	46,745	52,396	51,725
Total reserves	376,049	448,597	558,186	744,508	853,652

(iv) Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)
Demand deposits:
Nuevo Sol-denominated	2,717,017	3,554,403	3,215,024
Foreign Currency-denominated	3,897,470	4,510,728	4,732,046
Total	6,614,487	8,065,131	7,947,070
Savings deposits:
Nuevo Sol-denominated	2,616,314	3,466,742	3,590,261
Foreign Currency-denominated	2,480,195	2,617,336	2,761,893
Total	5,096,509	6,084,078	6,352,154
Time deposits:
Nuevo Sol-denominated	2,626,015	4,101,121	3,231,859
Foreign Currency-denominated	2,413,526	3,314,589	4,287,805
Total	5,039,541	7,415,710	7,519,664
Foreign Currency Bank Certificates
Foreign Currency-denominated	136,338	167,542	171,625
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	729,009	1,132,573	1,309,867
Foreign Currency-denominated	1,028,115	1,099,919	1,094,081
Total	1,757,124	2,232,492	2,403,948
Total deposits:
Nuevo Sol-denominated	8,688,355	12,254,839	11,347,011
Foreign Currency-denominated	9,955,644	11,710,114	13,047,450
Total deposits and obligations without interest payable	18,643,999	23,964,953	24,394,461

The following table sets forth information regarding the maturity of our time deposits in denominations of US$100,000 or more on December 31, 2013:

At December 31, 2013
(U.S. Dollars in thousands)
Certificates of deposit:
Maturing within 30 days	16,181
Maturing after 30 but within 60 days	2,123
Maturing after 60 but within 90 days	1,387
Maturing after 90 but within 180 days	25,262
Maturing after 180 but within 360 days	3,579
Maturing after 360 days	1,494
Total certificates of deposits	50,026
Time deposits:
Maturing within 30 days	4,284,038
Maturing after 30 but within 60 days	722,895
Maturing after 60 but within 90 days	343,541
Maturing after 90 but within 180 days	360,715
Maturing after 180 but within 360 days	661,545
Maturing after 360 days	283,476
Total time deposits	6,656,210
Total	6,706,236

(v) Return on Equity and Assets

	At December 31,
	2011	2012	2013

Return on assets (1)	2.40%	2.21%	1.39%

Return on equity (2)	22.94%	20.74%	13.81%

Dividend payout ratio (3)	25.75%	26.18%	26.65%

Equity to assets ratio (4)	10.70%	10.89%	10.52%

Shareholders’ equity to assets ratio (5)	10.50%	10.60%	10.05%

(1)	Net income attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to our equity holders as a percentage of average net equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to our equity holders per share.
(4)	Average equity attributable to our equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

(vi) Short-Term Borrowing

Our short-term borrowing, other than deposits, equaled US$762.9 million, US$1,766.4 million, and U$2,059.5 million, as of December 31, 2011, 2012, and 2013, respectively. Our average balances of borrowed amounts increased in 2013 and 2012 due to growth in foreign trade transactions. As of December 31, 2011, 2012, 2013, no repurchase transactions by the Peruvian Central Bank were included in the outstanding balance.

The following table sets forth our short-term borrowing:

	At December 31,
	2011	2012	2013
	(U.S. Dollars in thousands, except percentages)

Year-end balance	762,910	1,766,429	2,059,488
Average balance	1,076,989	1,210,410	1,670,217
Maximum quarter-end balance	1,701,877	1,766,429	2,059,488
Weighted-average nominal year-end interest rate	1.68%	2.09%	1.97%
Weighted-average nominal interest rate	1.51%	2.00%	2.02%

4. C Organizational Structure

The following tables show our organizational structure and the organization of our principal subsidiaries as of December 31, 2013 and their relative percentage contribution to our total assets, total revenues, net income and net equity at the same date:

(1)	Credicorp Capital Ltd. owns 60.6% of IM Trust through its subsidiary BCP Chile, 51.0% of Credicorp Capital Colombia through its subsidiary BCP Colombia and 100% of Credicorp Capital Securities.
(2)	Credicorp Capital Perú includes Credicorp Capital Sociedad Agente de Bolsa, Credicorp Capital Sociedad Administradora de Fondos, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros.
(3)	Grupo Crédito ows 36.35% of Pacífico Peruano Suiza.

	As of and for the Year ended December 31, 2013 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	86.3%	71.8%	80.9%	67.4%
Atlantic Security Holding Corporation	4.5%	2.0%	9.0%	5.0%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (2)	6.8%	21.7%	5.8%	12.2%
Prima AFP	0.7%	3.1%	8.8%	4.1%
Others (3)	5.5%	1.4%	-2.2%	13.5%

(1)	Percentages determined based on the Consolidated Financial Statements.
(2)	Includes Grupo Pacífico, Pacífico Vida, Pacífico EPS Consolidated and Private Hospitals.
(3)	Includes Credicorp Capital Perú (which includes Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros), Credicorp Capital Ltd. (which includes BCP Chile, BCP Colombia and Credicorp Capital Securities), Grupo Crédito S.A., CCR Inc and others.

The following tables show the organizational structure of BCP and its principal subsidiaries as of December 31, 2013:

(1)	We hold an additional 4.08% stake of BCP Bolivia directly through Credicorp Ltd.

	As of and for the Year ended December 31, 2013 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	90.8%	87.9%	86.0%	82.3%
Banco de Crédito de Bolivia	4.8%	3.7%	2.9%	4.9%
Empresa Financiera Edyficar S.A.	3.4%	7.8%	8.7%	4.7%
Solución Empresa Administradora Hipotecaria S.A.	0.4%	0.3%	1.2%	1.2%
Others (2)	0.6%	0.3%	1.3%	6.9%

(1) Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2013.

(2) Includes Inversiones BCP Ltd and Inversiones Holding Bolivia.

4. D Property, Plants and Equipment

As of December 31, 2013, we owned 466 properties (460 throughout Peru and 6 in Bolivia) and rented 592 properties (539 throughout Peru, 43 in Bolivia, 2 in Miami – United States, 5 in Colombia, 1 in Chile and 2 in Panama), all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. We do not hold any lease agreements for these purposes. As of December 2013, we had 804 branches, of which 401 were branches of BCP in Peru. There are no material encumbrances on any of our properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A Operating Results

(1) Critical Accounting Policies

Consolidation

(i) Subsidiaries

The consolidated financial statements comprise the financial statements of Credicorp and its subsidiaries for all the years presented. Control is achieved when Credicorp is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Credicorp controls an investee if and only if Credicorp has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns.

When Credicorp has less than a majority of the voting or similar rights of an investee, Credicorp considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee,

•	Rights arising from other contractual arrangements,

•	Credicorp’s voting rights and potential voting rights.

Credicorp assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when Credicorp obtains control over the subsidiary and ceases when Credicorp loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of Credicorp and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with Credicorp’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of Credicorp are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Assets in custody or managed by Credicorp, such as investment funds and private pension funds (AFP funds), are not part of Credicorp’s consolidated financial statements.

(ii) Associates

An associate is an entity over which Credicorp has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control over those policies.

The considerations made to determining significant influence are similar to those necessary to determine control over subsidiaries.

Credicorp’s investments in its associates are recognized initially at cost and then are accounted for using the equity method.

Credicorp does not have significant investments in associates; as a result, they are included in the caption “Other assets” in the consolidated statements of financial position; gains resulting from the use of the equity method of accounting also are included in the caption “Other income” of the consolidated statements of income.

Foreign currency translation

Functional and presentation currency

Credicorp has determined that its functional and presentation currency is the United States Dollar (U.S. Dollar or US$), because it reflects the economic substance of the underlying events and circumstances relevant to most of Credicorp entities, insofar as its main operations and/or transactions in the different countries where Credicorp operates, such as: loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases; are established and settled in U.S. Dollars.

Because of their affiliation with Credicorp Capital Colombia, IM Trust and private hospitals have a functional currency different from the U.S. Dollar; they were translated for consolidating purposes using the methodology established by IAS 21, “The Effects of Changes in Foreign Exchanges Rates”, as follows:

•	Assets and liabilities, at the closing rate at the date of each consolidated statement of financial position.

•	Income and expense, at the average exchange rate for each month of the year.

All resulting translation differences were recognized in the caption “Exchange differences on translation of foreign operations” of the consolidated statements of other comprehensive income.

Foreign currency balances or transactions

Foreign currency transactions or balances are those realized in currencies different from our functional currency or the functional currency of our subsidiaries, as applicable. Transactions in foreign currencies are initially recorded in the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are adjusted at the functional currency exchange rate ruling at the reporting date. Differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions are recognized in the consolidated statements of income in the period in which they arise, in the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate as at the dates of the initial transaction.

Change in Functional Currency for Financial Reporting

Due to changes in the economic environment in which Credicorp’s main subsidiary, BCP operates, and in accordance with International Financial Reporting Standards, we conducted a review of the functional currency of Credicorp Ltd. and its subsidiaries in Peru. We conclude that there has been a change in Credicorp’s functional currency from U.S. Dollars to Nuevos Soles, effective January 1, 2014. The main indicators we considered were: (i) changes in the economic environment of the country where our main subsidiary (BCP) operates; (ii) the gradual increase of loans and deposits, income and expenses in Nuevos Soles; and (iii) the regulatory and competitive factors presented in the Peruvian financial system, which have entrenched the Nuevo Sol against the U.S. Dollar. This conclusion was discussed and approved by the Board of Directors in its session on January 22, 2014. See Note 34(a) to the Consolidated Financial Statements.

Income and expense recognition from banking activities

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statements of income using the effective interest rate method, which is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

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

Insurance activities

Accounting policies for insurance activities

For the adoption of IFRS 4 “Insurance contract”, Management concluded that USGAAP used as of December 31, 2004 was the relevant framework to be used, as permitted by IFRS 4. These policies are described in note 3(e) of Credicorp consolidadted financial statements.

Insurance contracts are those contracts pursuant o which Credicorp (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that Credicorp holds. As a general guideline, Credicorp determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts can also transfer financial risk.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by Credicorp include retirement, disability and survival insurance, annuities and individual life which includes unit linked insurance contracts. The non-life insurance contracts mainly include automobile, fire and allied and technical lines and healthcare.

Credicorp cedes insurance risk in the normal course of the operations for all of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non–proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims and ceded premiums associated with the reinsurer’s policies and are in accordance with the related reinsurance contract.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that Credicorp may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measureable impact on the amounts that Credicorp will receive from the reinsurer. The impairment loss is recorded in the consolidated statements of income.

Ceded reinsurance arrangements do not relieve Credicorp from its obligations to a policyholder.

Credicorp also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business.

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Financial Instruments: Initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument or another entity.

Credicorp classifies its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities. Credicorp determines the classification of its financial instruments at initial recognition.

The classification of financial instruments at initial recognition depends on management’s intention when acquiring the financial instrument and the purpose of the financial instrument. All financial instruments are measured initially at their fair value plus any directly attributable incremental cost of acquisition or issue, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, for example the date that Credicorp commits to purchase or sell the asset. Derivatives are recognized on a trade date basis.

(i)                        Financial assets and financial liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss include financial assets held for trading and financial assets designated at fair value through profit or loss, which designation is upon initial recognition and in an instrument by instrument basis. Derivatives financial instrument are also categorized as held for trading unless they are designated as hedging instruments.

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

Changes in fair value of designated financial assets through profit or loss upon initial recognition are recorded in the caption “Net gain on financial assets designated at fair value through profit and loss” of the consolidated statements of income. Interest earned is accrued in the consolidated statements of income in the caption “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income is recorded when the collection right has been established.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statements of income in the caption “Interest and similar income”. Losses from impairment are recognized in the consolidated statements of income in the caption “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for loan losses is established if there is objective evidence that Credicorp will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based in an internal risk classification and considering any guarantees and collaterals received.

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

Interest and similar income earned are recognized in the consolidated statements of income in the caption “Interest and similar income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

Credicorp evaluates whether its ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, Credicorp is unable to trade these financial assets due to inactive markets, Credicorp may elect to reclassify these financial assets if the Management has the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate.

During the years 2013 and 2012, Credicorp did not reclassify any of its available-for- sale financial investments.

(iv) Held-to-maturity financial investments

Held-to-maturity financial investments are non–derivative financial assets with fixed or determinable payments and fixed maturities, which Credicorp has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortization is included in the caption “Interest and similar income” of the consolidated statements of income. The losses arising from impairment of such investments are recognized in the consolidated statements of income.

As of December, 31, 2013 and 2012, Credicorp has not recognized any impairment loss on held-to-maturity investments.

If the Group were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, Credicorp would be prohibited from classifying any financial asset as held-to-maturity during the following two years.

As of December, 31, 2013 and 2012, Credicorp did not sell or reclassify any of its held-to-maturity investments.

(v) Repurchase and reverse repurchase agreements and security lending and borrowing transactions

Securities sold under agreements to repurchase at a specified future date are not derecognized from the consolidated statements of financial position as Credicorp retains substantially all of the risks and rewards of ownership. The cash received is recognized as an asset with a corresponding obligation to return it, including accrued interest, as a liability in the caption “Payables from repurchase agreements and security lendings”, reflecting the transaction’s economic substance as a loan to Credicorp. The difference between the sale and repurchase price is treated as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in the caption “Interest and similar expenses” of the consolidated statements of income.

When the counterparty has the right to sell or repledge the securities, Credicorp reclassifies those securities in the caption “Investments available-for-sale pledged as collateral” or “Investments held-to-maturity pledged as collateral”, as appropriate, of the consolidated statements of financial position.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the consolidated statements of financial position. The consideration paid, including accrued interest, is recorded in the caption “Receivables from reverse repurchase agreements and security borrowings” of the consolidated statements of financial position, reflecting the transaction’s economic substance as a loan by Credicorp. The difference between the purchase and resale price is recorded in the caption “Interest and similar income” of the consolidated statements of income and is accrued over the life of the agreement using the effective interest rate.

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

Securities lending and borrowing transactions are usually collateralized by securities and cash. The transfer of the securities to counterparties is only reflected on the consolidated statements of financial position if the risks and rewards of ownership are also transferred.

(vi) Put and call options over non-controlling interest

Put options granted to non-controlling interests give rise to a financial liability for the present value of the redemption amount. When the financial liability is recognized initially, the present value of the amount payable upon exercise of the option is recorded in equity. All subsequent changes in the carrying amount of the liability, due to a re-measurement of the present value of the amount payable on exercise, are recognized in the consolidated statements of income.

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

Put and call options do not give Credicorp present access to the benefits associated with the ownership interest.

(vii) Other financial liabilities

After initial measurement other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

De-recognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) Credicorp has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either Credicorp has transferred substantially all the risks and rewards of the asset, or Credicorp has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability; difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statements of income.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

Impairment of financial assets

Credicorp assesses at each date of the consolidated statements of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Criteria used for each category of financial assets are as follows:

(i) Financial assets carried at amortized cost

For loans, receivables and held-to-maturity investments that are carried at amortized cost, Credicorp first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If Credicorp determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of income. A loan, together with the associated allowance, is written off when classified as loss, is fully provisioned and there is real and verifiable evidence that the loan is irrecoverable and collection efforts concluded without success, impossibility of foreclosures or all collateral has been realized or has been transferred to Credicorp. If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.

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

For collective assessment of impairment, financial assets are grouped considering Credicorp’s internal credit grading system, which considers credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

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

(ii) Available-for-sale financial investments

For available-for-sale financial investments, Credicorp assesses at each date of the consolidated statements of financial position whether there is objective evidence that an investment or a group of investments is impaired.

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

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statements of income. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of “Interest and similar income” of the consolidated statements of income. If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss is reversed through the consolidated statements of income.

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

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, Credicorp re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated financial of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Credicorp’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Impairment of non-financial assets

Credicorp assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Credicorp estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

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

Financial guarantees

In the ordinary course of business, Credicorp issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) in the caption “Other liabilities” of the consolidated statements of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statements of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statements of income. The fee received is recognized in the caption “Banking services commissions” of the consolidated statements of income on a straight line basis over the life of the granted financial guarantee.

Provisions

Provisions are recognized when Credicorp has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingencies

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

Share-based payment transactions

(i)	Cash-settled transactions

Until 2008, Credicorp granted a supplementary remuneration plan to certain employees who had at least one year serving Credicorp or any of its subsidiaries in the form of stock appreciation rights (SARs) over a certain number of Credicorp shares. SARs were granted at a fixed price and are exercisable at that price, allowing the employee to obtain a gain in cash (“cash-settled transaction”) arising from the difference between the fixed exercise price and the market price at the date the SARs are executed.

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the caption “Salaries and employee benefits” of the consolidated statements of income.

When the price or terms of the SARs are modified, any additional expense is recorded in the consolidated statements of income.

(ii) Equity-settled transactions

Since 2009 a new supplementary remuneration plan was implemented to replace the SARs plan (see (i) above).

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Credicorp’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in the caption “Salaries and employee benefits” of the consolidated statements of income.

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

Derivative financial instruments:

Trading

Credicorp negotiates derivative financial instruments in order to satisfy client’s needs. Credicorp may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of transactions with derivatives , while providing effective economic hedges under Credicorp’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

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

Hedge

Credicorp uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, Credicorp applies hedge accounting for transactions which meet the specified criteria.

At inception of the hedge relationship, Credicorp formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship.

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

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows:

(i) Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the caption “Cash flow hedges reserve”, while any ineffective portion is recognized immediately in the consolidated statements of income.

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

The change in the fair value of fair value hedges is recognized in the caption “Interest and similar income” or “Interest and similar expenses” of the consolidated statements of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is recognized in the consolidated statements of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statements of income over the remaining term of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

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

Credicorp has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments have been classified at inception by Credicorp as “Financial instruments at fair value though profit or loss”.

Fair value measurement

Policy applicable from 1 January 2013 -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by Credicorp. Also, the fair value of a liability reflects its non-performance risk.

When available, Credicorp measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then Credicorp uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, Credicorp determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, Credicorp has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Policy applicable until December 31, 2012

Credicorp considered “Fair value” as the amount for which an asset could be exchange, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on the measurement date.

When available, Credicorp measured the fair value of an instrument using quoted prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument was not active, then Credicorp would have established fair value using a valuation technique. The chosen valuation technique makes maximum use of market inputs, relies as little as possible on estimates specific to Credicorp, incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price – i.e. the fair value of the consideration given or received. However, in some cases the initial estimate of fair value of a financial instrument on initial recognition may be different from its transaction price. If this estimated fair value is evidenced by comparison with other observable current market transactions in the same instrument (without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets, then the difference is recognized in profit or loss on initial recognition of the instrument. In other cases, the fair value at initial recognition is considered to be the transaction price and the difference is not recognized in profit or loss immediately but is recognized over the life of the instrument on an appropriate basis or when the instrument is redeemed, transferred or sold, or the fair value becomes observable.

Segment reporting

Credicorp reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to segments.

Fiduciary activities, management of funds and pension funds:

Credicorp provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of Credicorp.

Commissions generated for these activities are included in the caption “Other income” of the consolidated statements of income.

(2) Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s segments, total revenues from banking segment amounted to 71.3% or more of Credicorp’s total revenue in 2013, 2012, and 2011; therefore, the following historical discussion and analysis is presented principally for banking segment, except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and discussion and analysis presented below for 2011, 2012 and 2013 reflect the financial position and results of operations for 2011, 2012 and 2013 of our subsidiaries. See “Item 3. Key Information—(A) Selected Financial Data.”

On December 31, 2013, approximately 48.8% of our deposits and 49.3% of our loans were U.S. Dollar-denominated. Despite these high proportions, U.S. Dollar-denominated loans have decreased from 54.6% in 2012 to 49.3% in 2013 due to appreciation of the Nuevo Sol.

Results of Operations for the Three Years Ended December 31, 2013

The following table sets forth, for the years 2011, 2012 and 2013, the principal components of our net income:

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)
Interest income	1,837,764	2,310,441	2,612,345
Interest expense	(531,600)	(693,646)	(780,250)
Net interest income	1,306,164	1,616,795	1,832,095
Provision for loan losses	(214,898)	(377,841)	(453,562)
Net interest income after Provision	1,091,266	1,238,954	1,378,533
Noninterest income	838,636	1,121,134	1,228,224
Insurance premiums earned net of claims on insurance activities	196,664	238,745	251,528
Other expenses	(1,230,149)	(1,614,102)	(1,884,291)
Income before translation result and income tax	896,417	984,731	973,994
Translation result (loss) gain	37,881	75,079	(114,065)
Income tax	(210,508)	(251,583)	(285,760)
Net income	723,790	808,227	574,169
Net income attributable to:
Equity holders	709,272	788,778	567,078
Minority interests	14,518	19,449	7,091
Net income	723,790	808,227	574,169

Our net income decreased from 2012 to 2013 primarily due to an increase in translation loss results of approximately US$189.1 million, provision for loan losses of US$75.7 million and other expenses of US$270.2 million.

Net income attributable to our equity holders decreased from US$788.8 million in 2012 to US$567.1 million in 2013, which represented a decrease of 28.1% from 2012 to 2013, primarily due to an increase in translation loss results, provision for loan losses and other expenses.

On the other hand, other expenses increased 16.7% in 2013 to US$1,884.3 million, primarily due to an increase in administrative cost of US$104.3 million, or 19.4%, and an increase in Salaries and benefits of US$59.0 million, or 7.6%.

Net gain from sales of securities included in Non-interest income also decreased in US$65.8 million or 65% due mainly by an increase in interest rates for the U.S. dollar, which generated mark downs in the values for the securities in our portfolio across markets.

Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest-bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)
Interest income:
Loans	1,533,351	1,948,472	2,269,667
Deposits in banks	6,568	8,917	6,960
Deposits in the Peruvian Central Bank	36,318	31,927	27,616
Investment securities and others	227,709	274,786	278,157
Dividends	15,321	16,354	17,907
Gain from derivatives instruments and other interest income	18,497	29,985	12,038
Total interest income	1,837,764	2,310,441	2,612,345

Interest expenses:
Deposits and obligations	217,322	284,827	302,711
Bonds and notes issued	186,743	242,266	284,591
Due to banks and correspondents	64,369	82,776	90,767
Loss from hedging derivatives instruments	34,922	27,666	29,657
Other interest expenses	28,244	56,111	72,524
Total interest expense	531,600	693,646	780,250
Net interest income	1,306,164	1,616,795	1,832,095

Our net interest income increased by 13.3% in 2013 over 2012, and increased by 23.8% in 2012 over 2011.

Interest income increased by 13.1% in 2013 compared to 2012, after increasing by 25.7% in 2012 compared to 2011. The increase in 2013 was primarily due to higher average volume and higher interest rates on loans. The increase in 2012 was also primarily due to higher average volume and higher interest rates on loans and higher volume on investment securities.

Our average nominal interest rates earned on loans increased to 10.3% in 2013 from 10.1% in 2012 and 9.5% in 2011. The average nominal interest rate for foreign currency-denominated loans decreased from 5.4% in 2012 to 5.3% in 2013. Interest rates for Nuevo Sol-denominated loans decreased from 16.9% in 2011 to 16.7% in 2012 and decreased to 16.6% in 2013.

The average balance of our foreign currency denominated loan portfolio increased by 8.3% to US$12,269.3 million in 2013, as compared to US$11,328.0 million in 2012. In 2012, the average balance increased by 16.2% over the US$9,750 million average balance recorded in 2011. The average balance of our Nuevo Sol denominated loan portfolio increased by 27.0% from US$6,325.2 million in 2011 to US$8,032.0 million in 2012, and by 21.4% to US$9,753.8 million in 2013. The average balance increase from 2012 to 2013 was in line with the 5.3% GDP growth of the Peruvian economy.

In 2013, the increase in the average balance was comparable with the growth rate registered in 2012, despite the smaller growth rate of the overall Peruvian economy (6.3% in 2012 vs. 5.3% in 2013). The average balance in 2012 and 2013 was much higher than it was in 2011.

Interest expense increased in 2013 by 12.5% over 2012 and increased by 30.5% in 2012 over 2011. The increase in interest expense during 2013 was principally due to higher average volume on deposits and bonds issued.

Average nominal interest rates paid on foreign currency-denominated deposits increased from 0.9% in 2011 and 2012 and decreased to 0.86% in 2013. Average nominal interest paid on Nuevo Sol-denominated deposits increased from 1.92% in 2011 to 2.0% in 2012 and decreased to 1.88% in 2013. This increase was also a product of the monetary policy discussed above. See “Item 4. Information on the Company—(B) Business Overview—(8) Competition” and “—(13) Selected Statistical Information.”

Our average foreign currency denominated deposits increased 7.3% to US$11,936.5 million in 2013 from US$11,120.9 million in 2012. This followed an 11.8% increase in 2012 from US$9,947.6 million in 2011. Our average Nuevo Sol-denominated deposits increased by 15.5% in 2013 to US$12,395.4 million from US$10,729.8 million in 2012, and increased by 31.9% in 2012 from US$8,136.3 million in 2011. See “Item 4. Information on the Company—(B) Business Overview—(13) Selected Statistical Information.”

Our net interest margin (net interest income divided by average interest-earning assets) was 5.0% in 2013 and did not change significantly compared to 2012 and 2011, when the margin was in 5.0% and 4.9% respectively. See “Item 4. Information on the Company—(B) Business Overview—(13) Selected Statistical Information”.

Provision for Loan Losses

We classify all of our loans and other credits by risk category. We establish our loan loss reserves based on criteria established by IAS 39 (see “Item 4. Information on the Company—(B) Business Overview—(13) Selected Statistical Information—(iii) Loan Portfolio—Classification of the Loan Portfolio”). We do not anticipate that the expansion of our loan portfolio or the development of our subsidiaries’ activities will require a change in our reserve policy.

The following table sets forth the changes in our reserve for loan losses:

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)
Reserves for loan losses at the beginning of the year	448,597	558,186	744,508
Additional provisions	214,898	377,841	453,562
Acquisitions of Edyficar	-	-	-
Recoveries of written-offs	41,442	46,301	51,515
Writte-offs	(155,409)	(245,789)	(365,006)
Monetary correction and Other	8,658	7,969	(30,927)
Reserves for loan losses at the end of the year	558,186	744,508	853,652

We recorded a US$453.6 million loan loss provision in 2013 and a US$377.8 million provision in 2012. Total write-offs amounted to US$365.0 million in 2013 and US$245.8 million in 2012. Total recoveries of write-offs reached US$51.5 million in 2013 and US$46.3 million in 2012, constituting an 11.2% increase. Provision expense in 2013 included US$12.8 million required by BCP Bolivia (compared to US$8.6 million in 2012). Recoveries of previously charged-off accounts in 2013 amounted to US$51.5 million (compared to US$46.3 million in 2012).

Total reserves, which amounted to US$853.7 million in 2013, include the allowance for direct and indirect credits of approximately US$809.9 million and US$43.8 million, respectively.

Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)
Fees and commissions from banking services	607,843	737,421	833,096
Net gains from sales of securities	61,927	101,269	35,471
Net gains on foreign exchange transactions	138,492	177,472	197,016
Other income	30,374	104,972	162,641
Total non-interest income	838,636	1,121,134	1,228,224

Our non-interest income, without including net earned premiums, increased by 9.6% to US$1,228.2 million in 2013. Non-interest income increased by 33.7% in 2012, from US$838.6 million in 2011 to US$1,121.1 million in 2012. The revenue increase in 2013 was primarily due to an increase in fees and commissions from banking services, net gains on foreign exchange transactions and other income.

Fees and commissions income from banking services increased by 13.0% to US$833.1 million in 2013. In 2012, fees and commissions income from banking services were US$737.4 million, a 21.3% increase from the US$607.8 million in income in 2011. The increases in fees and commissions income from banking services from 2011 to 2013 were primarily due to an increase in account maintenance, banking transfers commissions, credit/debit card services and fund management fees.

Net gains from sales of securities decrease 65.0% to US$35.5 million in 2013 as compared to US$101.3 million in 2012. This followed an increase of 63.7% in 2012 from the US$61.9 million of net gains from sales of securities in 2011. The decrease in 2013 was primarily due to an increase in interest rates for the US dollar, which generated mark downs in the values for the securities in our portfolio across markets. The increase in 2012 was primarily due to the increased volatility observed in capital markets, which caused the appreciation of stock prices in our investment portfolio.

Net gains on foreign exchange transactions increased 11.0% to US$197.0 million in 2013 as compared to US$177.5 million in 2012, following an increase of 28.2% from US$138.5 million in 2011. Higher gains in 2013 compared to 2012 were primarily due to the strong volatility in the exchange rate. This led to higher volumes and improved the spread in our currency exchange positions.

Other income increased by 54.9% to US$162.6 million in 2013, as compared to US$105.0 million in 2012. This followed and increased of 245.6% in 2012 from US$30.4 million in 2011. The increase in 2013 was primarily due to an increase in income from medical services and sales of medicines which amounted to US$127 million in 2013 (US$67.9 million in 2012).

Insurance Premiums and Claims on Insurance Activities

The following table reflects the premiums earned and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)
Gross premiums	695,254	852,301	956,372
Premiums ceded to reinsurers, net	(129,803)	(152,598)	(173,700)
Assumed from other companies	8,972	4,502	7,238
Net earned premiums	574,423	704,205	789,910
Net claims incurred	(70,712)	(85,622)	(108,765)
Increase in costs for future benefits for life and health policies	(307,047)	(379,838)	(429,617)
Total net premiums and claims	196,664	238,745	251,528

NEP amounted to US$574.4 million in 2011, US$704.2 million in 2012 and US$789.9 million in 2013. Total net premiums earned increased by 12.2% in 2013 compared to 2012.

	2011		2012		2013
	US Dollars in Thousands
	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)

Automobile	91,167	85,567	104,539	95,847	120,094	112,890
Fire and Allied L.	74,809	50,490	77,180	72,624	76,586	54,687
Theft and R.	13,860	13,054	18,164	17,258	21,806	21,128
Transport	15,145	14,217	17,914	16,736	16,478	16,960
SOAT	11,063	11,160	11,442	11,303	11,227	11,542
Marine hull	7,420	6,684	8,221	7,306	6,655	7,713
Others	83,635	77,102	77,516	81,178	94,072	92,336
Life Insurance	324,791	200,468	392,706	255,938	428,380	289,838
Health Insurance	253,067	236,512	315,691	294,111	360,892	349,278
Total	874,957	695,254	1,023,373	852,301	1,136,190	956,372

(*) Net of annual variation of unearned premiums and other technical reserves

Property and Casualty business total written premiums, which accounted 31% of total premiums, increased by 10% in 2013. The increase in total written premiums in 2013 was mainly due automobile premiums, which represented 34.6% of general insurance premiums, and increased 14.9% in 2013 (14.7% in 2012). Other property and casualty premiums increased 8.2% in 2013 (2.2% in 2012).

Life Insurance business total written premiums, which accounted 38% of total premiums, increased by 9.1% in 2013 (20.9 % in 2012), reaching a market share of 27.0%.

164

	2011		2012		2013
	US Dollars in Thousands
	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)
Individual life and personal accident	81,151	54,853	92,950	58,672	102,774	76,575
Disability and Survivorship	57,338	54,746	79,096	79,814	75,371	75,242
Group Life	43,746	42,382	53,610	51,465	60,288	57,863
Credit Life	43,328	43,328	60,816	60,364	83,725	78,281
Annuities	99,228	5,159	106,234	5,623	106,222	1,877
Total	324,791	200,468	392,706	255,938	428,380	289,838

(*) Net of annual variation of unearned premiums and other technical reserves

The increase in total written premiums in 2013 was mainly due to our Credit Life (+37.7%), Group Life (+12.5%) and Individual Life and Personal Accidents (+10.6%) lines. Disability and Survivorship products decreased premiums by 4.7% in 2013 (compared to an increase 37.9% in 2012) following the completion of the contract with Prima AFP occurred in October, and represented 17.7% of total premiums in 2013 (20.1% in 2012). Almost all business lines showed positive trends in 2013 as compared to 2012.

Health business total written premiums, which accounted 31.8% of total premiums, increased by 14.3% in 2013 (compared to 24.7% in 2012). The increase was mainly due Regular insurance premiums which represented 60.0% of health insurance premiums, and increase 15.6% in 2013 (compared to 23.3% in 2012).

During 2013, net claims on insurance activities (net claims incurred plus increase in cost for future benefits for life and health policies) increased by 15.6% from US$465.5 million in 2012 to US$538.4 million (compared to 23.2% increase in 2012). This increase was mainly attributable to a more competitive market in comparison to prior periods, which affected the loss ratio in the automobile insurance business. In April 2013, the company took corrective measures in pricing and the underwriting process in order to improve the profitability of the business for 2014.

Operating Expenses

The following table reflects the components of our operating expenses:

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)
Salaries and employee benefits	595,705	780,734	839,778
General and administrative	405,357	536,727	641,044
Depreciation and amortization	93,882	108,510	121,044
Other	135,205	188,131	282,425
Total operating expenses	1,230,149	1,614,102	1,884,291

Personnel expenses increased by 7.6% in 2013, after a 31.1% increase in 2012. The number of our personnel increased to 27,638 employees in 2013 from 26,541 in 2012 and 22,276 in 2011.

Considering only BCP and its subsidiaries, the number of personnel increased to 22,657 employees in 2013 from 22,330 in 2012 and 18,616 in 2011.

Our general and administrative expenses (which include taxes other than income taxes) increased by 19.4% in 2013, after increasing 32.4% in 2012. The increase in 2013 was related to higher expenses in systems outsourcing, transportation, communication, rental, taxes and institutional expenses in BCP. Likewise, general administrative expenses in Grupo Pacífico, Prima AFP, Banco de Crédito de Bolivia, BCP chile and BCP Colombia also increased.

Depreciation and Amortization increased by 11.6% to US$121.0 million in 2013 from US$108.5 million in 2012.

Other expenses increased by 50.1% in 2013, after increasing 39.2% in 2012. The increase in 2013 was mainly due to higher cost of medical services and sale of medicines, which amounted to US$103.4 million in 2013 (US$60.5 million in 2012); higher commissions from insurance activities, which amounted to US$80.3 million in 2013 (US$68.4 million in 2012); and an impairment loss on goodwill of IM Trust and Willis Corredores de Seguros which amounted to US$20.3 million in 2013 (no impairment loss on goodwill in 2012).

Translation Result

The translation result reflects exposure to depreciation of net monetary positions in Nuevos Soles. We recognized a US$114.1 million translation loss in 2013, a US$75.1 million translation gain in 2012, and a US$37.9 million translation loss in 2011.

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

Tax expense paid by the subsidiaries increased to US$285.8 million in 2013 from US$251.6 million in 2012, which increased from US$210.5 million in 2011. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2011, 2012 and 2013 were 22.53%, 23.74%, and 34.17%, respectively.

(3) Financial Condition

Total Assets

As of December 31, 2013, Credicorp had total assets of US$40.82 billion, increasing by 0.06% compared to total assets of US$40.80 billion as of December 31, 2012 (total assets of US$ 30.7 billion in 2011). In 2013, Loans, net increased by 7.0%, however cash and due from banks decreased by 0.8% due to lower amounts maintained with the Peruvian Central Bank. Investments decreased by 7.1% due mainly to a decrease in BCRP certificates of deposit.

As of December 31, 2013, our total loans were US$23,027.5 million, which represented 56.4% of total assets. Loans, net of reserves for loan losses, were US$22,217.6 million. As of December 31, 2012, our total loans were US$21,471.6 million, which represented 52.6% of total assets, and net of reserves for loan losses were US$20,772.6 million. From December 31, 2012 to December 31, 2013 our total loans increased by 7.2%, and net of loan loss reserves increased by 7.0%.

Our total deposits with the Peruvian Central Bank decreased to US$5,593.7 million as of December 31, 2013 from US$6,205.6 million as of December 31, 2012 (our total deposits with the Peruvian Central Bank were US$3,784.5 million in 2011). Our securities holdings (which include marketable securities, available for sale and held to maturity investments) decreased by 7.1% to US$7,294.4 million as of December 31, 2013 from US$7,848.1 million as of December 31, 2012 (US$5,991.2 million in 2011). The securities portfolio decrease in 2013 was primarily due to lower investments in BCRP certificates of deposits.

Total Liabilities

As of December 31, 2013, we had total liabilities of US$36.40 billion, a 0.07% decrease from US$36.43 billion as of December 31, 2012 (US$27.3 billion in 2011); and we had total deposits of US$24.5 billion, a 1.8% increase from US$24.0 billion on December 31, 2012 (US$18.7 billion in 2011).

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2013, on an unconsolidated basis, we had 41.7% of total savings deposits in the Peruvian banking system, 34.8% of demand deposits, 31.1% of time deposits and 34.2% of total deposits, the highest of any Peruvian bank in all three types of deposits, according to the SBS. As of December 31, 2013, we had 52.7% of the entire Peruvian banking system’s CTS deposits, decreasing from 54.9% as of December 31, 2012, and 56.1% as of December 31, 2011, according to SBS statistics. We believe that we have traditionally attracted a high percentage of the savings and CTS deposit market because of our reputation as a sound institution, our extensive branch network and the quality of our service.

5. B Liquidity and Capital Resources

Capital Adequacy Requirements for Credicorp

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

Article 6 of SBS resolution 11823-2010, provides that regulatory capital of the consolidated groups is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of:
(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock);
(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS; and
(iii)	unrealized gains and retained earnings in Subsidiaries.

Items deducted from Tier 1 capital include:

(a)	current and past years’ losses;
(b)	deficits of loan loss provisions;
(c)	goodwill resulting from corporate reorganizations or acquisitions; and
(d)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (iii) of Tier 1 capital net of the deductions in (a), (b) and (c) in this paragraph.

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
(iii)	for the financial system group, the amount by which (a) an investment in shares issued by a real sector company which is neither part of the holding nor of the negotiable portfolio exceeds (b) 15% of the financial system consolidated group’s regulatory capital; and
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
(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS.

Items deducted from Tier 1 capital include:

(i)	current and past years’ losses;
(ii)	deficits of loan loss provisions;
(iii)	goodwill resulting from corporate reorganizations or acquisitions; and
(iv)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;
(ii)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;
(iii)	the generic loan loss provision included in the supplementary capital of the financial consolidated group; and
(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of consolidated redeemable subordinated debt computed in the consolidated groups.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:
(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;
(ii)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;
(iii)	all investment in shares issued by real sector companies which are not part of the holding and the negotiable portfolio, computed as deductions in the financial system consolidated group.

The following table shows, regulatory capital and capital adequacy requirements as of December 31, 2011, 2012 and 2013:

Regulatory Capital and Capital Adequacy Ratios US$ (000)	2011	2012	2013
Capital stock	508,180	505,164	496,041
Legal and other capital reserves (1)	1,792,921	2,306,561	2,903,509
Minority interest (2)	40,876	95,450	106,797
Loan loss reserves (3)	227,886	297,825	323,435
Perpetual subordinated debt	222,439	227,500	227,500
Subordinated debt	799,861	1,154,816	1,279,765
Investments in equity and subordinated debt of financial and insurance companies	-163,593	-198,756	-179,152
Goodwill	-160,489	-392,097	-329,495
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-20,847	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-245,383	-	-
Total Regulatory Capital (A)	3,022,698	3,975,616	4,828,401

Tier I (5)	1,511,348	2,168,561	2,868,517
Tier II (6) + Tier III (7)	1,511,348	1,807,055	1,959,884

Financial Consolidated Group (FCG) Regulatory Capital Requirements	2,270,296	3,367,681	3,808,485
Insurance Consolidated Group (ICG) Capital Requirements	231,416	274,620	321,056
FCG Capital Requirements related to operations with ICG (8)	-28,184	-24,179	-60,494
ICG Capital Requirements related to operations with FCG (9)	-	-	-
Total Regulatory Capital Requirements (B)	2,473,528	3,618,122	4,069,047
Regulatory Capital Ratio (A) / (B)	1.22	1.1	1.19
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and Other capital reserves include restricted capital reserves (US$ 2,458 MM) and optional capital reserves (US$446 MM)

(2) Minority Interest includes US$106.0 MM from minority interest Tier I capital stock and reserves and US$0.8MM from minority interest tier II capital stock and reserves

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital

(5) Tier I = Capital + Restricted capital Reserves + tier I capital stock and reserves from minority interest - Goodwill - (0.5 x Investment in equity and subordinated debt of financial and insurance companies) + Perpetual subordinated debt.

(6) Tier II = Subordinated debt + minority interest tier II capital stock and reserves + Loan loss reserves - (0.5 x Investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00)

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP is subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s average daily ratios during the month of December 2013 were 35.46% and 46.83% for Nuevos Soles and foreign exchange-based transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacífico complied with all of their payment obligations.

The available sources of excess liquidity for Nuevos soles and foreign exchange-based transactions at BCP (without including subsidiaries) are as follows:

	2009	2010	2011	2012	2013
	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
CURRENT ASSETS
Cash	874,489	1,035,056	1,292,638	1,333,246	2,007,983
Deposits in BCRP and deposits in Peruvian banks	379,308	11,898,306	3,023,812	4,705,925	3,208,205
Peruvian Government treasury bonds and BCRP certificates of deposit	5,616,482	1,476,236	5,787,720	7,754,813	5,066,398
Others	67,154	439	40,496	1,031	4,363
Total	6,937,433	14,410,038	10,144,666	13,795,015	10,286,950
CURRENT LIABILITIES
Demand deposits, and tax and investments liabilities	6,304,886	7,457,802	7,778,281	9,563,505	9,235,497
Saving deposits	4,108,037	5,409,287	6,636,569	8,527,519	9,644,537
Time deposits	4,678,500	8,995,488	7,539,702	9,574,264	8,287,408
Others	270,304	512,973	150,338	395,878	1,839,144
Total	15,361,727	22,375,549	22,104,891	28,061,166	29,006,586
Current ratio	45.16	64.4	45.89	49.16	35.46

172

	2009	2010	2011	2012	2013
	US$000	US$000	US$000	US$000	US$000
CURRENT ASSETS
Cash	207,630	210,076	240,563	224,882	266,038
Deposits in BCRP and deposits in Peruvian banks	2,131,278	2,526,81	2,931,623	3,783,718	4,612,125
Peruvian Government treasury bonds and BCRP certificates of deposit	424,233	45,536	55,148	25,518	83,155
Others	250,402	349,670	338,348	249,324	223,738
Total	3,013,544	3,132,101	3,565,681	4,283,442	5,185,056
CURRENT LIABILITIES
Demand deposits, and tax and investments liabilities	2,345,929	2,695,286	3,480,428	3,605,608	3,973,119
Saving deposits	1,657,133	1,817,485	2,089,838	2,154,482	2,298,928
Time deposits	2,464,549	2,197,381	1,376,533	2,016,089	3,059,009
Others	905,662	1,799,981	1,197,787	1,485,937	1,742,132
Total	7,373,273	8,510,134	8,144,585	9,262,116	11,073,188
Current ratio	40.87	36.8	43.78	46.25	46.83

The capability of replacing interest-bearing deposits at their maturity is a key factor in determining liquidity requirements, as well as the exposure to interest and exchange rate risks. Our principal source of funding is customer deposits with BCP’s retail banking group and ASB’s private banking group, and premiums and amounts earned on invested assets at Grupo Pacífico. We believe that funds from our deposit-taking operations generally will continue to meet our liquidity needs for the foreseeable future.

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

The following table presents our core deposits, other deposits and other sources of funds:

	At December 31,
	2011	2012	2013
	(U.S. Dollars in thousands, except percentages)
Core Deposits:
Demand deposits	6,614,487	8,065,131	7,947,070
Savings deposits	5,096,509	6,084,078	6,352,154
CTS	1,757,124	2,232,492	2,403,948
Total core deposits	13,468,120	16,381,701	16,703,172

Other Deposits:
Time deposits	5,039,541	7,415,710	7,519,664
Bank certificates	136,338	167,542	171,625
Total deposits	18,643,999	23,946,953	24,394,461

Payables from repurchase agreements and security lending	250,000	1,878,341	1,259,505

Due to banks and correspondents	2,052,855	2,676,627	2,556,483

Issued bonds	3,920,722	4,732,826	5,002,172

Total sources of funds	24,867,576	33,252,747	33,213,321
Core deposits as a percent of total deposits	72.2%	68.4%	68.5%
Core deposits as a percent of total sources of liquid funds	54.2%	49.3%	50.3%

BCP is required to keep deposits with the Peruvian Central Bank as legal reserves. The amount of the required the Peruvian Central Bank deposits is determined as a percentage of the deposits and other liabilities owed by BCP to its clients. The requirement is currently approximately 15.0% of BCP’s Nuevos Soles-denominated deposits and approximately 42.8% of BCP’s U.S. Dollar-denominated deposits as of December 31, 2013. See “Item 4. Information on the Company—(B) Business Overview—(12) Supervision and Regulation—(ii) BCP—The Peruvian Central Bank Reserve Requirements.” Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Peruvian Central Bank and our investments in Peruvian Central Bank certificates:

	At December 31,
	2011	2012	2013
	(U.S. Dollars in thousands, except percentages)
Funds at Central Bank
Deposits	3,784,514	6,205,611	5,593,654
Certificates of deposits	2,059,780	2,965,313	2,253,016
Total funds at Central Bank	5,844,294	9,170,924	7,846,670
Total funds at BCRP as a percent of total deposits	31.2%	38.3%	32.2%

BCP at times has accessed Peru’s short-term interbank deposit market, although it is generally a lender in this market. The Peruvian Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP.

On December 31, 2013, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide, Corporación Andina de Fomento (or CAF), syndicated loans, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 0.53% to 9.5%. As of December 31, 2013, we maintain US$2,848.3 million in such credit lines, secured by the collection of BCP’s (including its foreign branches’) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. See Notes 14(a) and (c) to the Consolidated Financial Statements. As of December 31, 2013 borrowed funds due to banks and correspondents amounted to US$2,566.4 million as compared to US$2,686.3 million in 2011 and US$2,060 million in 2011.

In addition, mortgage loans may be funded by mortgage funding notes and mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are mainly U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2011, BCP had US$0.5 million of outstanding mortgage bonds and notes, which were fully paid in 2012. A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2013, BCP had US$35.8 million of outstanding leasing bonds (US$39.2 million in 2012 and US$37.1 million in 2011). These bonds have maturities of up to four years. See Note 16 to the Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2011	2012	2013
	(U.S. Dollars in millions)
Issued bonds
Corporate bonds	894	208	739
Subordinated bonds	410	366	180
Subordinated debt	35.2	-	0.7
Secured Notes	-	465	-
Total issuance	1339.2	1039	919.7

In April 2013, BCP, through its branch located in Panamá, concluded a tap of its 2027 Subordinated Bonds for an additional amount of US$170.0 million in the international market. The transaction increased the total outstanding amount of the bond to US$520.0 million. BCP´s 2027 Subordinated Bonds were issued in April 2012 for an amount of US$350 million. These notes accrue at a fixed annual interest rate of 6.125%, for the first 10 years with interest payments every six months. Starting April 24, 2022, the interest rate becomes a variable rate of Libor 3 months plus 704.3 basis points.

Also in April 2013, BCP issued Corporate Bonds in the international market for a total amount of US$716.3 million. A significant part of this issuance was used in an exchange for approximately US$334.6 million (notional) of BCP´s Corporate Bonds maturing in 2016. These notes accrue at a fixed annual interest rate of 4.25% and mature in April 2023.

In October and November 2012, BCP issued local corporate bonds for S/.200.0 million in each with fixed annual interest rates of 5.50% and 5.31%, respectively, with maturities between October and November 2022.

In July 2012, CCR, a subsidiary of Credicorp, issued senior bonds in the international market for a total amount of US$465 million. It has three tranches, the first two trances mature in July 2017 and the third matures in July 2022.

In April and July 2012, Edyficar issued corporate bonds for S/.60.0 million and of S/.70.0 million each with fixed annual interest rates of 5.47% and 5.50%, respectively, with maturities between April 2015 and July 2016.

In March 2011, BCP, through its Panama branch, issued senior bonds for US$700.0 million in the international market with principal maturity in 2016. These bonds accrue at a fixed annual interest rate of 4.75%, with semiannual interest payments.

BCP’s issuances in 2013 are described above See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2013- Banking segment.”

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

5. C Research and Development, Patents and Licenses, Etc.

Not applicable.

5. D Trend Information

We expect that 2014 will show a positive economic trend with an international economy that would grow as a result of better scenarios in developed countries. In the case of Peru, our estimates indicate that Peruvian economy will continue growing and in particular, the financial system would also expand with the increase in the level of bancarization.

Under the aforementioned scenario we expect that our financial income will increase, mainly as a result of our prioritization of retail operations with SMEs and individuals, as well as corporates. In addition, credit risk is expected to increase, mainly in the first half of the year 2014 as the portfolio assimilate the SME and Credit Card vintages that shown deterioration in 2013. Moreover, if the Retail Banking portfolio grows at a higher pace than the Wholesale Banking portfolio, it is likely that the PDL and NPL ratios would increase as a result of the change in the mix. In the same line, PDL and NPL ratios would increase if we decide to re-introduce the incursion in lending to individuals of lower socio-economic segments of the economy.

Furthermore, we plan to invest in the expansion of our distribution channels network by opening new branches and by expanding the network of cost-efficient channels such as Agentes BCP and ATMs.

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

In Colombia and Chile, we expect to resume grow as the markets recover from the scenario of 2013 and as part of the consolidation of our investment banking platform that would benefit local and cross-border businesses.

We expect that in 2014, ASB will maintain its low-risk investment strategy and overall good performance. We expect continued growth of our assets under management, given the high quality service we offer.

We also expect that PRIMA will maintain its performance as the formalization of the economy increases and as the result of the economy growth translated into higher income per-capita and expansion of the EAP.

In our insurance business, we expect to improve its performance and mainly its profitability after we implement some strategies in the different business segments, please see “Item 4 Information on the Company - 4.B Business Overview – (2) Strategy”. However, as with our banking business, pressure on consumer protection regulation could impact our business in Peru..

Finally, the elections in local, regional and central government authorities could also impact our business in Peru.

Please see “Item 3. Key Information—(D) Risk Factors” and the cautionary statement regarding forward looking information.

5. E Off-Balance Sheet Arrangements

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

The following table reflects our off-balance sheet arrangements as of December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)
Contingent Credits
Guarantees and stand-by letters	3,128,534	3,933,834	4,074,195
Import and export letters of credit	599,466	586,273	590,124
Sub Total	3,728,000	4,520,107	4,664,319

Responsibilities under credit line agreements	3,525,517	4,008,572	4,222,898
Forwards	3,473,264	5,831,227	5,646,115
Options	64,184	95,288	477,162
Swap contracts (notional amount)	2,449,792	3,359,928	5,491,152
Total	13,240,757	17,815,122	20,501,646

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

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2013 and 2012, the nominal amounts for forward currency purchase and sale agreements were approximately US$5,646.1 million and US$5,831.2 million, respectively, which in general have maturities of less than a year.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2013, the forward contracts net position is an overbuy of U.S. Dollars of approximately US$630.6 million (overbuy of approximately US$601.8 million as of December 31, 2012).

Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2013, the notional amount of open interest rate and currency swap contracts was approximately US$5,211.7 million (approximately US$3,042.3 million as of December 31, 2012).

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and/or end of the contract. As of December 31, 2013, the notional amount of cross-currency swap contracts were approximately US$279.4 million (approximately US$317.6 million as of December 31, 2012).

As of December 31, 2013, the fair values of the asset and liability forward-exchange contracts, options and interest rate and cross-currency swaps amounted approximately to US$165.2 million and US$154.3 million, respectively (approximately US$159.4 million and US$166.2 million as of December 31, 2012) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively. See Note 12(b) to the Consolidated Financial Statements.

Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

5. F Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2013. See “Item 4. Information on the Company—(B) Business Overview—(1) Introduction – Review of 2013”.

		Payments due by period
	Total at December 31, 2013	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(U.S. Dollars in thousands)
Borrowed funds	1,922,262	1,362,627	547,455	2,257	9,923
Promotional credit lines	463,917	48,534	59,326	63,259	292,727
Interbank funds	170,304	170,304
Time deposits	7,519,664	6,996,749	246,222	226,692	50,000
Operating lease obligations	146,570	28,373	48,539	35,889	33,770
Total	10,222,717	8,606,588	901,542	328,097	386,490

Borrowed funds include two syndicated loans obtained from foreign financial entities in March 2013 and March 2011 amounting to US$150.0 million each loan, with maturity in September 2016 and March 2014, respectively, with interest payments semester at Libor 6m+1.75 percent in both loans. Likewise, as of December 31, 2013, the syndicated loans amounting to US$300 million, which are subject to variable interest rate risk, were hedged through Interest rate swap (IRS) with the same notional and maturities, see Note 12(b) to the Consolidated Financial Statements; as a result, the loans were economically converted to fix interest rate.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A Directors and Senior Management

Board of Directors

The following table sets forth information about the persons thatr served as our directors during 2013:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	11
Raimundo Morales Dasso	Vice Chairman	6
Fernando Fort Marie	Director	32
Reynaldo A. Llosa Barber	Director	31
Juan Carlos Verme Giannonni	Director	24
Luis Enrique Yarur Rey	Director	18
Felipe Ortiz de Zevallos Madueño	Director	9
Germán Suárez Chávez	Director	9

(1) Of Credicorp, our subsidiaries and their predecessors as of December 31, 2013.

Dionisio Romero Paoletti is the Chairman of the Board of Directors of Credicorp and Banco de Credito – BCP, and the Chief Executive Officer of Credicorp since 2009. Mr. Romero P. has served as a board member of BCP since 2003 and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also the Chairman of Banco de Crédito de Bolivia, El Pacifico Peruano Suiza Cia. de Seguros y Reaseguros S.A., El Pacifico Vida Cia. de Seguros y Reaseguros S.A., Alicorp S.A.A., Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A., Agricola del Chira S.A., Compañía Universal Textil S.A., among others. Furthermore, Mr. Romero is the Vice Chairman of the Board of Directors of Inversiones Centenario and Director of Banco de Credito e Inversiones – BCI, Cementos Pacasmayo S.A.A. and Hermes Transportes Blindados S.A. Mr. Romero P. is an economist from Brown University, USA with an MBA from Stanford University, USA.

Raimundo Morales Dasso has been the Vice Chairman of the Board of Directors since April 2008. Prior to being elected to the Board of Directors, he served as our Chief Operating Officer and CEO of BCP, having joined BCP in 1980. Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices. His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group. From 1987 to 1990, he was the CEO of ASB. He rejoined BCP as the CEO in 1990 until March 2008. Mr. Morales received his Master’s degree in Finance from the Wharton School of Business in the United States

Fernando Fort Marie is a lawyer and partner at the law firm of Fort Bertorini Godoy & Pollari Abogados S.A. Mr. Fort served as a director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. Mr. Fort also serves as chairman of Hermes Transportes Blindados S.A. and a director on the Board of Inversiones Centenario S.A.A., Motores Diesel Andinos S.A. (MODASA) and Edelnor S.A.A.

Reynaldo A. Llosa Barber is a business manager and since August 1995 has been a director on our Board of Directors. He has also been a director of BCP from 1980 to October 1987 and from March 1990 to the present. Mr. Llosa is the main partner and COO of F.N. Jones S.R. Ltda. and serves as Chairman of the board at Edelnor S.A.A and as a board member of Edegel S.A.A.

Juan Carlos Verme Giannonni is a private investor and businessman and has served on the Board of Directors since August 1995. He has served on the Board of Directors of BCP since March 1990 and was on the Board of Directors of ASB and BCP Bolivia. Mr. Verme is Chairman of Inversiones Centenario; and Director of, Paz Centenario and Paz Centenario Global; and he also serves as a member of the Board of other Peruvian companies such as Celima, Corcesa, Piscifactorias de los Andes, and Medlab. He is the Chairman of the Board of WWG Peru S.A., MALI (Lima’s Fine Arts Museum), and a Trustee of Tate Americas Foundation where he also participates as a member of the Latin American Acquisitions Committee. Since November 2012, he has served as the Vice President of the Fundación Museo Reina Sofía of Madrid, Spain.

Luis Enrique Yarur Rey is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He has served on the Board of Directors since October 2002 as well as the board of directors of BCP since February 1995. Mr. Yarur is Chairman of the Board of Empresas Juan Yarur S. A. C., Banco de Crédito e Inversiones of Chile, Chairman of Empresas Jordan S.A. and Vice-Chairman of Empresas Lourdes S.A. He is Vice-President of the Asociación de Bancos e Instituciones Financieras A. G. and director of BCI Seguros Generales S.A and BCI Seguros de Vida S.A.

Felipe Ortiz de Zevallos Madueño is an industrial engineer with a Master’s degree in Management Science from the University of Rochester and an OPM from Harvard Business School. Mr. Ortiz de Zevallos has served on the Board of Directors since March 2006. He also serves as a director on the boards of Grupo APOYO (where he is the Chairman), Compañía de Minas Buenaventura S.A.A., Sociedad Minera El Brocal S.A. (where he is the Chairman) and AC Capitales SAFI. From September 2006 until March 2009, Felipe Ortiz de Zevallos was Ambassador of Peru to the United States. Prior to this post, Mr. Ortiz de Zevallos served as the President of Universidad del Pacífico in Lima (elected for the period 2004 – 2006).

Germán Suárez Chávez is an economist from the National University of San Marcos, Lima, and holds a master’s degree in Economics from Columbia University, New York. Chairman of the Banco Central de Reserva del Peru between April 1992 and September 2001; institution where he did most of his professional career. President of Banco de la Nación (September 1990 - April 1992). He was Governor of the IMF and President of G-24 (Group of Governors of developing countries in International Monetary Affairs). Mr. Suárez was Vice-Minister of Economics and worked at the International Monetary Fund. He has been Director of the Latin American Reserve Fund, the Bladex, Extebandes, Arlabank and Refinería La Pampilla S.A.. Since April 2005, he is Director of Credicorp. Also, he serves as director on the boards of BCP and Compañía de Minas Buenaventura S.A..

Codan Services serves as Corporate Secretary and Mr. Mario Ferrari is the Deputy General Secretary, since February 2012.

At the Annual General Meeting of Shareholders held on March 31, 2014, shareholders approved the election of the Directors of the Company who will hold office for three years unless their appointment is terminated in accordance with the Bye-laws until the Annual General Meeting of Shareholders in 2017:

▪	Benedicto Cigüeñas Guevara (Independent)

▪	Fernando Fort Marie (Non-independent)

▪	Reynaldo Llosa Barber (Non-independent)

▪	Raimundo Morales Dasso (Independent)

▪	Martín Pérez Monteverde (Non-independent)

▪	Dionisio Romero Paoletti (Non-independent)

▪	Juan Carlos Verme Giannoni (Independent)

▪	Luis Enrique Yarur Rey (Independent)

Mr. Beneficto Cigüeñas Guevara and Mr. Martín Pérez Monteverde are new members of the Board, please see below a brief resume.

Benedicto Cigüeñas Guevara is an economist from Universidad Católica del Perú and has a Master’s degree from the Colegio de México. Mr. Cigüeñas has studies of Statistics and Economics at the Centro Interamericano de Enseñanza del Estado, Chile; and the Advanced Management Program from Universidad de Piura, Peru. He has been a Director of Banco de Crédito del Perú since January 2005. He is also a Director of Atlantic Security Bank and Financiera Edyficar. Previously, he served as Financial Economic Advisor of BCP and as Chief Financial Officer (1992 - April 2004). He held the position of Regional CEO of Extebandes and CEO of Banco Continental del Peru. He served as CEO and CFO of Banco de la Nación, and Vice Minister of Economy and Finance. Also, he was an executive at the Peruvian Central Bank, and Director of Banco Exterior de los Andes (Extebandes), Petróleos del Perú, Banco de la Nación and Instituto Peruano de Administración de Empresas, among other institutions.

Martín Pérez Monteverde is a Senior Executive, with studies in Business Administration, Marketing and Finance at Universidad del Pacifico, a graduate from the Advanced Management Program at Universidad de Piura, with a 23-year career, 18 years in the private sector, and 5 years in the public sector, as Congressman of the Republic of Peru, and Minister of Foreign Trade and Tourism. He is Chairman of the Instituto Peruano de Economia - IPE – and Senso Consulting S.A.C. He is also Director of Inversiones Centenario S.A., Sigma Sociedad Administradora de Fondos de Inversión (SAFI), Sociedad de Comercio Exterior del Perú – COMEXPERU, and Confederación Nacional de Instituciones Empresariales Privadas – CONFIEP.

Executive Officers

Our management consists of certain principal executive officers of BCP, ASHC, Grupo Pacífico and Credicorp Capital. Credicorp believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and achieve synergies from cross-selling financial services and products (e.g., through BCP’s extensive branch network). Pursuant to Credicorp’s bye-laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more directors or officers. The following table sets forth the name, position and term of service for each of our executive officers.

Name	Position	Years Served as an Officer (1)	Entity
Dionisio Romero P.	Chief Executive Officer	5	Credicorp
Walter Bayly	Chief Operating Officer	21	Credicorp
Fernando Dasso	Chief Financial Officer	19	Credicorp
Alvaro Correa	Chief Insurance Officer	17	Credicorp
Reynaldo Llosa	Chief Risk Officer	15	Credicorp
Pedro Rubio	Executive Officer – Wholesale Banking	30	BCP
Gianfranco Ferrari	Executive Officer – Retail Banking and Wealth Management	17	BCP
Jorge Ramirez del Villar	Executive Officer – Operations, Systems and Administration	20	BCP

(1)	Of Credicorp, our subsidiaries and their predecessors as of December 31, 2013.

Walter Bayly was named Chief Executive Officer of BCP, and Chief Operating Officer of Credicorp effective April 2008. Before being CEO he was the Chief Financial Officer of the organization. Previously, Mr. Bayly held various other management positions within BCP, which included managing the Wholesale Banking Group, Investment Banking as well as Systems and Reengineering. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance. Prior to that, for ten years he was with Citibank in Lima, New York, México, and Caracas, where he worked primarily in the corporate finance and loan syndications. Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacífico in Lima, Peru, and a Master’s degree in Management from Arthur D. Little Management Education Institute in Cambridge, Massachusetts. Mr. Bayly is currently Chairman of The Board of Prima AFP (Private Pension Management Co), Member of the Board of Directors of The Institute of International Finance, Cia de Seguros Pacífico Peruano Suiza, Inversiones Centenario, and the Fondo de Seguro de Depósitos (Deposit Insurance Fund), and Member of the Board of Advisors of Universidad del Pacífico and the Peruvian chapter of Universidad Tecnológica de Monterrey.

Fernando Dasso is the Chief Financial Officer for Credicorp Ltd. and BCP since October 2013. He received a Bachelor’s degree in Business from Universidad del Pacifico in Lima, Peru and a Master’s degree in Business Administration from the Wharton School of the University of Pennsylvania. He started his professional career with McKinsey & Co. in Madrid, Spain in 1992. Mr. Dasso joined Banco de Crédito del Perú in 1994 as a member of the Corporate Finance team within the Corporate Banking Division. During his career he has been engaged in various responsibilities in BCP including Marketing & Retail Product Development and as the General Manager and Board Member of Grupo Crédito.

Álvaro Correa is an industrial Engineer from the Pontificia Universidad Católica del Peru and holds a Master’s degree in Business Administration from Harvard Business School. In 1997, he joined BCP as Retail Credit Risk Manager, serving later as IT Solutions Manager under the IT Division. Mr. Correa then served as COO of Credicorp´s Cayman based private banking operation Atlantic Security Bank, COO of Miami based broker dealer Credicorp Capital Securities and BCP’s Miami Agency, all between January 2006 and March 2008. Since February 2008, he serves on the board of directors of Credicorp's subsidiaries Prima AFP and Financiera Edyficar. Mr. Correa has been Chief Financial Officer for Credicorp Ltd. and BCP since April 2008 to September 2013. As of October 1st, 2013 he serves as Chief Insurance Officer of Credicorp and CEO of PPS.

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

Pedro Rubio Feijoo is the Wholesale Banking Executive Officer of BCP, responsible for the Wholesale Banking Group at Banco de Crédito which includes the Corporate, Investment and Middle Market Banking Divisions. He is also responsible for the Leasing, Trade Finance and Cash management Areas. Prior to this, he has held several positions within Credicorp. He has been Head of The Middle Market Division, CEO of Banco Tequendama in Colombia and Head of Trade Finance, starting his career as a Relationship Manager in the Corporate Banking Group over 30 years ago. Mr. Rubio holds BS in Industrial Engineering from North Carolina State University.

Gianfranco Ferrari has worked at BCP since 1995, holding various positions such as Associate of Corporate Finance, Associate of Special Accounts, Head of Corporate Finance and Head of Corporate Banking. From 2005 to 2008, Mr. Ferrari was the Chief Executive Officer of BCP Bolivia. Currently, he is Executive Officer of Retail Banking and Wealth Management at BCP. He has been a member of the board of PRIMA AFP since September 2008. He is Chairman of the Board of Financiera EDYFICAR, a position he has held since March 2010, and Chairman of Tarjeta Naranja Peru, a position he has held since September 2011. Mr. Ferrari holds a Business Administration degree from Universidad del Pacífico, and has a Master’s degree from Kellogg Graduate School of Management, Northwestern University.

Jorge Ramírez del Villar has worked at BCP since 1994, holding positions such as Head of the Corporate Finance Area, Head of the Finance Division, Head of the Administration and Process Division, and Executive Vice President of Operations, Systems and Administration, position that he holds today. Previously, he was General Manager of Credibolsa SAB, a financial analyst at Occidental Petroleum Corporation and a business consultant for Booz, Allen & Hamilton International. Mr. Ramirez del Villar earned a degree in Industrial Engineering from Universidad Nacional de Ingeniería, holds a Master’s degree in Systems of the University of Pennsylvania, a Master’s degree in Business Administration from The Wharton School, a Master’s degree in Economics from London School of Economics and a Master’s degree in International Relations from University of Cambridge.

6. B Compensation

The aggregate amount of directors compensation and executive officers salaries (including our executive officers listed above and four additional executive officers of BCP) for 2013 was US$10.3 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of its individual directors or executive officers.

As indicated in Note 3(x) to the Consolidated Financial Statements, Credicorp has granted SARs to certain employees who have at least one year service to Credicorp or any of our subsidiaries. As of December 31, 2013 and 2012, all SARs had vested and they can be executed up to April, 2014.

Key executives’ compensation also includes share based payments. SARs valuation for the years 2013, 2012 and 2011 resulted in an expense amounting to US$1.0 million, an expense amounting to US$5.3 million and an income amounting to US$5.8 million, respectively. During 2013, there were no executed SARs (approximately US$8.9 million and US$25.5 million of SARs were executed during 2012 and 2011, respectively, which corresponding to vested SARs in prior years. Likewise, approximately US$5.6 million of stock awards vested in the year 2013 (US$5.6 million and US$4.9 million during 2012 and 2011, respectively. The related executives’ income tax is assumed by the Group.

The liability recorded for this plan, including the above mentioned income tax, is included in the caption “Other liabilities – Payroll, salaries and other personnel expenses” of the consolidated statements of financial position, Note 12(a), and the related expense in the caption “Salaries and employees benefits” of the consolidated statements of income.

As of December 31, 2013, 2012 and 2011, these SARs were owned by 7, 10 and 15 executives, respectively.

In connection with the liabilities that result from Credicorp’s stock appreciation rights (SARs), BCP signed several contracts with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited, Citigroup Capital Market Inc. (collectively hereinafter “Citigroup”) and Credit Agricole Corporate and Investment Bank (hereinafter “Calyon”). See Note 8(c) to the Consolidated Financial Statements.

The following table sets forth the movement of the SARs for the periods indicated:

	2012			2013
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)
Balance as of January 1	243,223	243,223	22,088	132,694	132,694	16,652
Exercised	-110,529	-110,529	-12,750	-31,251	-31,251	-3,926
Decrease in the option fair value	-	-	7,314	-	-	-1,272
Balance as of December 31	132,694	132,694	16,652	101,443	101,443	11,454

Since 2009, Credicorp has a new plan to certain key employees. Under this new plan (stock awards), on March or April of each year (the “grant date”), the Group grants Credicorp shares (“stock awards”) to certain employees. Shares granted vest 33.3 percent in each one of the subsequent three years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit. As of December 31, 2013, 2012 and 2011, this plan included 152, 154 and 147 executives, respectively.

The fair value of stock awards granted is estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs, taking into account the terms and conditions upon which the shares were granted.

During 2013, 2012 and 2011, the Group has granted approximately 117,562, 144,494 and 165,343 Credicorp’ shares, of which 269,006 and 311,275 shares were included pending delivery as of December 31, 2013 and 2012. During those years, the recorded expense amounted to approximately US$18.6 million, US$16.9 million and US$15.7 million, respectively.

6. C Board Practices

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s bye-laws, is comprised of eight members. Directors may but they are not required to be shareholders. Directors are elected and their remuneration is determined at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. In the Annual General Meeting of Shareholders held on March 31, 2014, shareholders elected Directors that will hold office until the Annual General Meeting of Shareholders in 2017 (See section Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management).

Our directors have no benefits in addition to the remuneration authorized at the Annual General Meeting of Shareholders, and they do not have any benefits that could be enjoyed at the termination of their service terms. The conditions approved by the Annual General Meetings of Shareholders (March 31, 2014) are presented below:

•	To pay a net annual remuneration of US$100,000 to each of Credicorp’s directors that does serve on the Board of Directors of BCP.
•	To pay an additional annual remuneration of US$40,000 to each director who participates in the Audit Committee and to each director of Credicorp’s subsidiaries who serves as an advisor to the Audit Committee.
•	To pay a remuneration of US$1,500 for each session attended by each director who serves on the Executive Committee of Credicorp. This additional compensation will not be paid to directors of Credicorp who receive compensation for attending sessions of the Executive Committee of BCP.

Pursuant to Credicorp’s bye-laws, the required quorum for business to take place during a Board meeting shall be a majority of the directors of the Company. The Board of Directors has the power to appoint any person as a director to fill a vacancy on the Board for as a result of the death, disability, disqualification or resignation of any director for the remainder of such director’s term. A resolution in writing signed by all directors shall be as valid as if it had been passed at a meeting duly called and constituted.

Credicorp’s Board of Directors has established the following corporate level Committees:

(1)	The Executive Committee was created in March 28, 2012.
(2)	The Audit Committee was created in October 31, 2002.
(3)	The Corporate Governance Committee was created in June 23, 2010.
(4)	The Compensation Committee was created in January 25, 2012.
(5)	The Nominations Committee was created in March 28, 2012.
(6)	The Risk Committee was created in March 28, 2012.

The Board of Directors, acting on the recommendation of the Chairman, shall decide on the appointment, ratification or removal of committee members. Directors who are members of committees will initially be appointed up to a three year term, and shall maintain such appointments only while a member of the Board. Non-director members of the committees shall maintain such appointment only while he or she is an employee of the Company. Each committee shall have a charter approved by the committee itself and shall designate a chair among its members.

Executive Committee

Credicorp’s Executive Committee is responsible for responding to management’s queries on business or operations that require guidance from the Board; making urgent decisions that correspond to the Board by submitting these decisions for ratification at its next session; and making decisions on other specific matters that the Board has delegated to it.

The Committee is comprised by five directors and its number may be modified by agreement of the Board. The Chairman and Vice Chairman of the Board must be members of the committee. Until March 30, 2014, the members were: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (Vice Chairman, Independent), Fernando Fort Marie (non-independent), Reynaldo Llosa Barber (non-independent), and Juan Carlos Verme Giannoni (Independent). After the election of the new Directors at the Annual General Meeting of Shareholders on March 31, 2014, the Board of Directors in its meeting held on April 23, 2014 increased the number of members of its Executive Committee to six and appointed to: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (Vice Chairman, Independent), Fernando Fort Marie (non-independent), Reynaldo Llosa Barber (non-independent), Juan Carlos Verme Giannoni (independent) and Benedicto Cigueñas Guevara (independent).

Audit Committee

Credicorp’s Audit Committee is responsible for assisting in the recommendation of independent external auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope of internal and external audits. The Audit Committee also (i) reviews compliance with our system of internal control and financial controls, (ii) reviews our annual financial statements before their presentation to regulatory bodies, (iv) maintains the integrity of the preparation of audits, (v) oversees compliance with applicable law and regulations, and (iv) establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp´s Complaint System. Until March 30, 2014, the members of the Audit Committee were Mr. Raimundo Morales (Chairman since July 2011), Mr. Germán Suárez (financial expert), and Mr. Juan Carlos Verme; and Mr. Benedicto Cigüeñas served as advisor to the committee. After the election of the new Directors at the Annual General Meeting of Shareholders on March 31, 2014, the Board of Directors in its meeting held on April 23, 2014 appointed the following members to its Audit Committee: Raimundo Morales (Chairman since July 2011), Juan Carlos Verme and Benedicto Cigüeñas Guevara (financial expert).

The Board of Directors has also assigned the Audit Committee responsibility for overseeing the audit committee of all Credicorp subsidiaries, where permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee of all Credicorp subsidiaries, except Credicorp Capital Colombia (Colombia) and IMTrust (Chile) which are in the process of adopting corporate policies and procedures that confirm to their respective local regulations, and BCP Bolivia, which has special audit committee requirements set by the local banking superintendent. Nevertheless, the Audit Committee receives periodic information from the chief audit executive of all Credicorp´s subsidiaries, including these entities. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries systems of internal control. During 2013, Audit Committee held fourteen meetings.

Corporate Governance Committee

Credicorp’s Corporate Governance Committee is responsible for (i) proposing to the Board of Directors good corporate governance practices to be implemented throughout the Company; (ii) assessing the adequacy of the corporate governance policies adopted by the Company and conforming these policies to current best practices; and (iii) deciding and/or resolving cases of serious misconduct in compliance with corporate governance policies and cases of conflicts of interest or ethics conflicts of Directors and senior executives.

The Committee is comprised by four Directors of Credicorp or its subsidiaries. At least one member should be independent. Until March 30, 2014, the members were Dionisio Romero Paoletti (Chairman, non-independent); Felipe Ortiz de Zevallos (Independent); Juan Carlos Verme (Independent) and Eduardo Hochschild (Independent Director of BCP). After the election of the new Directors at the Annual General Meeting of Shareholders on March 31, 2014, the Board of Directors in its metting held on April 23, 2014 appointed the following members to its Corporate Governance Committee: Dionisio Romero Paoletti (Chairman, non-independent); Juan Carlos Verme (independent), Benedicto Cigüeñas Guevara (independent) and Eduardo Hochschild (independent Director of BCP).

Compensation Committee

Credicorp’s Compensation Committee is responsible for establishing the remuneration policy for Credicorp and its subsidiaries; approving the remuneration and compensation of the principal executives and managers of Credicorp and its subsidiaries; and recommending to the Board of Directors, for submission to the General Shareholders’ Meeting, basic compensation guidelines and levels of compensation for the members of the board of directors and committees of Credicorp and its subsidiaries. It is also responsible for approving any service contracts between the directors and their companies, and Credicorp and its subsidiaries.

The committee consists of three directors of Credicorp or its subsidiaries and Credicorp’s COO (who is not a member of the Board of Directors). Until March 30, 2014, the members were Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (Independent), Reynaldo Llosa Barber (member of the Board of Directors, non-independent) and Walter Bayly Llona (COO of Credicorp). After the election of the new Directors at the Annual General Meeting of Shareholders on March 31, 2014, the Board of Directors in its meeting held on April 23, 2014 appointed the following members to its Compensation Committee: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent), Reynaldo Llosa Barber (non-independent).

Credicorp does not have an independent compensation (remuneration) committee. When the committee was created in January 2012, the Board of Directors determined that the most important criteria in selecting directors to serve on the committee were both deep knowledge of the organization and its people and also the leadership and continuity provided by senior management. The Board of Directors believes that the individuals on the committee can and do make quality and independent judgments in the best interest of Credicorp on all relevant issues and that the existing membership will best accomplish the goals of the committee.

Nominations Committee

Credicorp’s Nominations Committee is responsible for (i) proposing to the Board of Directors the selection criteria for director nominees; (ii) selecting and recommending nominees to the Board of Directors based and to the shareholders at the Shareholder’s Annual General Meeting; and (iii) recommending nominees to fill vacancies in the Board of Directors.

The committee consists of three Directors. Until March 30, 2014, the members were: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (Independent) and Reynaldo Llosa Barber (member of the Board of Directors, non-independent). After the election of the new Directors at the Annual General Meeting of Shareholders on March 31, 2014, the Board of Directors in its meeting held on April 23, 2014 appointed the following members to its Nominations Committee: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Reynaldo Llosa Barber (non-independent).

Risk Committee

Credicorp’s Risk Committee is responsible for establishing, periodically evaluating and reporting to the Board of Directors, the guidelines and policies for the integrated risk management of Credicorp and its subsidiaries. It also is responsible for (i) proposing to the Board of Directors the risk appetite and exposure levels that Credicorp assumes in developing its business; (ii) approving all new strategic business and product initiatives that may alter the risk profile of Credicorp or its subsidiaries, consistent with the policies approved by the Company; and (iii) establishing specialized subcommittees to manage the different types of risks faced by Credicorp.

The committee consists of three Directors of Credicorp or its subsidiaries and four executive officers of Credicorp or its subsidiaries. Until March 30, 2014, the members were: Raimundo Morales Dasso (Chairman, Independent); Dionisio Romero Paoletti (Chairman of the Board of Directors, non-independent), Benedicto Cigüeñas Guevara (BCP Director, Independent), Walter Bayly Llona (Credicorp´s COO - BCP´s CEO), Fernando Dasso Montero (CFO), Reynaldo Llosa Benavides (Chief Risk Officer), and Harold Marcenaro Goldfarb (Head of Risk Management at BCP). After the election of the new Directors at the Annual General Meeting of Shareholders on March 31, 2014, the Board of Directors in its meeting held on April 23, 2014 appointed the following members to its Risk Committee: Raimundo Morales Dasso (Chairman, independent); Dionisio Romero Paoletti (Chairman of the Board of Directors, non-independent), Benedicto Cigüeñas Guevara (independent), Walter Bayly Llona (Credicorp´s COO - BCP´s CEO), Fernando Dasso Montero (CFO), Reynaldo Llosa Benavides (Chief Risk Officer), and Harold Marcenaro Goldfarb (Head of Risk Management at BCP).

6. D Employees

On December 31, 2013, Credicorp had 27,629 employees, distributed as set forth in the following table:

	At December 31,
	2011	2012	2013

BCP (1)	18,588	21,774	22,657
Grupo Pacífico (2)	2,759	3,038	3,154
ASB	77	81	94
Prima AFP	814	876	708
Credicorp Peru (3)	28	771	1,006
Credicorp Securities	10	8	9
Total Credicorp	22,276	26,548	27,629

*	Includes full-time and part-time employees.
(1)	BCP includes BCP Miami Agency, BCP Panamá Agency, BCP Bolivia and Edyficar.
(2)	Does not include the employees of the acquired private hospitals.
(3)	Credicorp Capital Peru includes Credicorp Capital Bolsa, Credicorp Capital Fondos, Credicorp Capital Servicios Financieros, Credicorp Capital Colombia and Inversiones IMT.

All bank employees in Peru are given the option of belonging to an employee union. At the end of June 2013, some employees of the commercial area in Lima decided to form a union to stand for their rights. Complying with the Peru’s laborlaw, we accepted the existence of the union. However, as of December 31, 2013, the union had not satisfied all the legal requirements that would enable it to negotiate a collective bargaining agreement under Peru’s labor law. We believe that our managers have a good relationship with our employees.

6. E Share Ownership

As of February 11, 2014, the Romero family owned 12.47 million (13.22%) of our common shares. Mr. Luis Enrique Yarur is a controlling shareholder of BCI Chile, which owns 1.77 million (1.88%) of Credicorp’s common shares. None of our other directors or executive officers beneficially own more than 1% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—(A) Major Shareholders.” Other members of the Board of Directors that own our common shares are Mr. Raimundo Morales, Mr. Fernando Fort Marie, Mr. Reynaldo Llosa Barber, Mr. Juan Carlos Verme, Mr. Felipe Ortiz de Zevallos and Mr. Germán Suárez. Each of these directors own less than 1% of our total outstanding common shares. The new elected Directors Mr. Benedicto Cigüeñas and Mr. Martín Pérez Monteverde, each also own less than 1% of our total outstanding common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A Major Shareholders

As of December 31, 2013, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and Grupo Pacífico were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 11, 2014.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,846	15.49%
Romero family (3)	12,476,453	13.22%
(1)	As a percentage of issued and outstanding shares (including shares held by ASHC).
(2)	As of February 11, 2014, Atlantic Security Bank (a subsidiary of ASHC) held 3,228,279 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instructions. ASB does not have the power to dispose of these shares. Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC and ASB each disclaims beneficial ownership of the shares.
(3)	Includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by them. Mr. Romero P. is the Chairman of the Board.

Approximately 10.75% of Credicorp’s total issued and outstanding common shares are currently held in 2,805 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 11, 2014, 79,761,471 of common shares of Credicorp (excluding the 14,620,846 shares held by ASHC) were outstanding, of which approximately 72.56% were held in the United States. There were approximately 60 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

7. B Related Party Transactions

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

Credicorp’s consolidated financial statements as of December 31, 2011, 2012 and 2013 include transactions with related parties. For its 2011, 2012 and 2013 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its board of directors, (iii) its key executives (defined as the management of our holdings) and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2011, 2012 and 2013.

	Related companies
	2011	2012	2013
	(U.S. Dollars in thousands)
Direct loans	258,088	448,353	367,062
Investments available-for-sale and trading securities	139,676	171,025	106,837
Deposits	72,264	237,610	97,835
Contingent credits	38,927	52,556	50,673
Interest income related to loans – income	5,755	7,851	9,297
Interest expense related to deposits - expense	1,564	6,651	2,541
Derivatives at fair value	(1,491	(1,833	128
Other income	2,147	2,136	3,446

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are guaranteed by collateral given by the related party. The loans to related companies as of December 31, 2013 have maturity dates ranging between January 2014 and July 2021 and an accrued annual interest average of 8.43% (and as of December 31, 2012 had a maturity between January 2013 and August 2022 and an accrued annual interest average of 7.76%). As of December 31, 2013, we recorded a US$0.2 million provision for doubtful debt in connection with loans to related parties and as of December 31, 2012 this provision amounted to US$0.7 million. The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates.

As of December 31, 2011, 2012 and 2013, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries, as permitted by Peruvian Law No. 26702. This law regulates and limits certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2011, 2012 and 2013, direct loans to employees, directors and key management of Credicorp amounted to US$176.5 million, US$247.2 million and US$265.5 million, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of Sarbanes-Oxley. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

Credicorp does not grant directors or key personnel loans that are guaranteed with its shares or shares of its other companies.

7. C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8. A Consolidated Statements and Other Financial Information

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

Madoff Trustee Litigation. On September 22, 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated estate of Bernard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary ASB (the “Madoff Complaint”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pending under adversary proceeding number 11-02730 (SMB). The Madoff Complaint seeks recovery of approximately US$120 million. This amount is alleged to be equal to amount of funds that ASB managed in Atlantic US Blue Chip Fund that were invested in Fairfield Sentry Fund Limited (hereafter “Fairfield Sentry”) and redeemed, along with returns thereon between the end of 2004 and the beginning of 2005. The Madoff Complaint further alleges that Fairfield Sentry was a “feeder fund” that invested in BLMIS; that the Madoff Trustee filed an adversary proceeding against Fairfield Sentry, seeking to avoid and recover the initial transfers of monies from BLMIS to Fairfield Sentry; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield Sentry and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities which, in turn, invested and redeemed funds from BLMIS. ASB’s counsel and the Madoff Trustee have entered into a stipulation extending ASB’s time to move, answer or otherwise respond to the Madoff Complaint through July 16, 2014. Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint and intends to contest these claims vigorously.

In addition, ASB, as well as other defendants, filed a motion to withdraw the reference to Bankruptcy Court pursuant to an Administrative Order entered by the Bankruptcy Court on March 5, 2012 directing that all defendants to pending adversary proceedings brought by the Madoff Trustee file their motions to withdraw the reference no later than April 2, 2012. ASB’s management asserted that the Madoff Complaint against ASB raised several important issues that it believed required interpretation of federal, non-bankruptcy law and which interpretation should be addressed by a U.S. federal district court as opposed to a federal bankruptcy court and ASB filed its Motion to Withdraw the Bankruptcy Court Reference (the“Withdrawal Motion”) on or prior to April 2, 2012. The Federal District Court for the Southern District of New York (the “District Court”) established various consolidated briefing procedures and schedules which have directly impacted the action pending against ASB, including with respect to one or more of the other issues advanced in support of ASB’s Withdrawal Motion The District Court has now ruled on many of those issues. To date, the District Court has declined to dismiss the complaints, but issued several rulings regarding legal standards that will apply to the litigation of the cases before the Bankruptcy Court, to which the Federal District Court remanded the cases.

Fairfield Litigation. On April 13, 2012, Fairfield Sentry Limited (In Liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed a complaint against ASB (the “Fairfield Complaint”) in the Bankruptcy Court, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank and Beneficial Owners of Accounts Held in the Name of Atlantic Security Bank 1-1000, Adv. Pro. No. 12-01550 (SMB) (the “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint seeks to recover the amount of US$115,165,423.28, reflecting ASB’s redemptions of certain investments in Fairfield Sentry, together with investment returns thereon. These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Trustee Litigation described above. Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of pending litigation in the British Virgin Island courts (the “BVI Litigation”) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry, was applied in the Fairfield v. ASB Adversary Proceeding, thereby indefinitely extending ASB’s time to answer, move or otherwise respond to the Fairfield Complaint until the stay is lifted. On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original Fairfield Complaint but adding additional allegations and causes of action. On April 16, 2014, the Privy Council of Great Britain delivered a judgment with respect to the pending BVI Litigation, finding that Fairfield could not recover. For now the Bankruptcy Court stay remains in effect, and ASB’s time to answer, move or otherwise respond to the Amended Complaint remains stayed pending further order of the Bankruptcy Court. Management believes it has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

Litigation against Banco de Crédito de Bolivia. On November 26, 2013, Mr. Marcelo Urbach, a former client of Credifondo SAFI Bolivia, a subsidiary of Banco de Crédito de Bolivia S.A. (BCP BOLIVIA), initiated a constitutional recourse against BCP BOLIVIA petitioning the reimbursement of almost US$31 million. He holds he has a right to a judgment with respect to his accounts in Credifondo SAFI Bolivia. BCP BOLIVIA has sustained that a constitutional recourse is a legal remedy to be used in case of violations of constitutional rights and not a lawsuit or a means to prove the existence or inexistence of debts or civil obligations and has asked the court to deny the recourse. The case is expected to be argued in the Constitutional Tribunal the second semester of 2014. Management believes that BCP BOLIVIA defense against Mr. Urbach’s claim is a substantial one and must prevail.

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

We rely almost exclusively on dividends from our subsidiaries for the payment of our corporate expenses and for the distribution of dividends to holders of our common shares. Subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations, we are able to cause our subsidiaries to declare dividends. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected. Currently, there are no restrictions on the ability of Grupo Crédito, BCP, ASHC, Grupo Pacífico and Credicorp Capital or any of our other subsidiaries to pay dividends abroad. In addition, Grupo Crédito, BCP, and Grupo Pacífico intend to declare and pay dividends in Nuevos Soles, while we intend to declare and pay dividends in U.S. Dollars. If the value of the Nuevo Sol falls relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we pay would be adversely affected. See “Item 3. Key Information—(A) Selected Financial Data—Exchange Rates.”

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2000	94,382,317	US$	0.10	0.00
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00

On February 26, 2014, our Board of Directors declared a cash dividend of US$1.90 per common share held at the close of business on April 22, 2014. This dividend will be distributed on May 16, 2014.

ITEM 9. THE OFFER AND LISTING

9. A Offer and Listing Details

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

		High		Low	Average Daily Volume

2009	US$	76.74	US$	32.23	359,807
2010	US$	124.9	US$	69.02	253,573
2011	US$	117.31	US$	82.25	477,181
2012	US$	147.86	US$	103.01	272,320
2013	US$	163.33	US$	113.5	354,841

2011
First quarter	US$	117.31	US$	95.18	383,499
Second quarter	US$	105.57	US$	82.55	837,742
Third quarter	US$	102.79	US$	82.25	429,899
Fourth quarter	US$	111.41	US$	89.44	256,847
2012
First quarter	US$	129.51	US$	103.01	272,304
Second quarter	US$	133.88	US$	117.22	258,480
Third quarter	US$	128.71	US$	112.09	290,887
Fourth quarter	US$	147.86	US$	124.19	267,531
2013
First quarter	US$	163.33	US$	140.61	286,386
Second quarter	US$	162.64	US$	123.41	342,229
Third quarter	US$	132.6	US$	113.5	439,157
Fourth quarter	US$	141.82	US$	124.55	347,315
2014
First quarter	US$	138.65	US$	123.45	410,338
Second quarter (through April 22)	US$	141.21	US$	135.54	379,932
Source: Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2009	76.4	32.5	11713
2010	124.8	69.4	6114
2011	118.7	82.5	9732
2012	146.7	102.8	5523
2013	161.66	111.94	4699

2011
First quarter	118.7	95.2	7721
Second quarter	105.3	85	11631
Third quarter	102.4	82.5	11984
Fourth quarter	111.1	88.5	7655
2012
First quarter	128.9	102.8	9418
Second quarter	130.9	115.3	4341
Third quarter	128	112.2	4049
Fourth quarter	146.7	124.5	3911
2013
First quarter	158.8	140.7	6438
Second quarter	161.7	122.8	6373
Third quarter	132.9	111.9	3226
Fourth quarter	140.9	125	2812
2014
First quarter	137.88	123.29	9550
Second quarter (through April 22)	140.72	135.39	7843
Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2013
October	141.82	128.47
November	136.00	124.55
December	133.12	125.71
2014
January	138.65	126.50
February	132.17	123.45
March	136.06	123.86
April (through April 22)	141.21	135.54
Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2013
October	140.90	125.00
November	135.40	130.70
December	131.98	125.00
2014
January	137.88	125.69
February	131.17	123.29
March	135.11	123.97
April (through April 22)	140.72	135.39
Source: Bloomberg

On April 22, 2014, the last sale price of our common shares on the New York Stock Exchange was US$140.80 per share. On April 22, 2014, the closing price of our common shares on the Lima Stock Exchange was US$140.72.

9. B Plan of Distribution

Not applicable.

9. C Markets

The Lima Stock Exchange

(i) Trading

As of December 2013, there were 282 companies listed on the Bolsa de Valores de Lima (the Lima Stock Exchange). The Lima Stock Exchange is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-3.00 p.m. (trading); and 3:00 p.m.-3:10 p.m. (after-market sales). These trading hours became effective on March 12, 2012. Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of all transactions on the Lima Stock Exchange currently take place on the electronic system.

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

The Peruvian stock market capitalization, in U.S. Dollar terms, amounted to US$121,596 million in 2011, US$153,404 million in 2012 (+26.2%) and US$120,404 million in 2013 (-21.3%). The decrease in 2013 was associated to the announcement of the tapering process by the FED, which increased the price of U.S. Treasury bonds and also affected the price hike of our sovereign bonds, increasing the cost of borrowing from the local market. In this context, there was a decline in commodity prices, especially in gold and silver prices, further affecting the local stock market, characterized by the predominance of trading in mining stocks.

The total amount traded was US$7,817 million in 2011, US$7,617 million in 2012 (-2.6%) and US$6,002 million in 2013 (-21.2%). These figures are still far from the record level obtained in 2007, in which trading volume reached US$ 12,400 million. Resembling the typical volume distribution, 68.3% of the traded amount in 2013 was concentrated in equity securities, 15.9% was concentrated in fixed-income securities and 15.8% was concentrated in repurchase transactions.

The Índice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) closed at 15,753.65 points (+23.6%). After the international financial crisis that caused a serious reduction in the IGBVL (near 60%), in 2009 and 2010 the index gained 101% and 65%, respectively, before dropping by 16.7% in 2011.

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

SMV is governed by a five-member board, which includes an independent director and the Superintendent, who are appointed by the government. SMV has broad regulatory powers. These powers include studying, promoting, and making rules for the securities market, supervising its participants, and approving the registration of public offerings of securities.

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

On August 22, 1995, SMV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the Lima Stock Exchange. On October 25, 1995, we became the first non-Peruvian company to list our shares on the Lima Stock Exchange. See “Item 4. Information on the Company—(B) Business Overview—(12) Supervision and Regulation.”

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

9. D Selling Shareholders

Not applicable.

9. E Dilution

Not applicable.

9. F Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10. A Share Capital

Not applicable.

10. B Memorandum and Articles of Association

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

10. C Material Contracts

As of the date hereof, we have not, nor have our subsidiaries, entered into any material contracts.

10. D Exchange Controls

We have been designated as a non-resident for Bermuda exchange control purposes, and therefore, there are no restrictions on our ability to transfer non-Bermuda funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

We rely almost exclusively on dividends from Grupo Crédito, BCP, ASHC, Grupo Pacífico, Credicorp Capital and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

In addition, prior to January 1, 2014, we presented our financial statements and paid dividends in U.S. Dollars. During the same period, our subsidiaries, BCP and Grupo Pacífico prepared their financial statements and paid dividends in Nuevos Soles. Consequently, prior to January 1, 2014, if the value of the Nuevo Sol were to fall relative to the U.S. Dollar between the date of declaration and the date of payment of dividends, the value of the dividends we received from our subsidiaries would be adversely affected. Beginning January 1, 2014 Credicorp changed its functional currency from U.S. Dollar to Nuevo Sol. In the duture we will present our financial statements and pay dividends in Nuevos Soles.

Although substantially all of the customers of BCP, ASB and Grupo Pacífico are located in Peru, as of December 31, 2013, approximately 51.0% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio, and 42.8% of Grupo Pacífico’s gross premiums were denominated in U.S. Dollars (59.9%, 100% and 43.6% in 2012, respectively). Most of the borrowers or insureds of these three companies use Nuevos Soles. Therefore, the devaluation of the Nuevo Sol during 2013 relatively increased the cost to the borrower of repaying its loans and the cost to the insured of making its premium payments.

One circumstance that could lead to devaluation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves compares favorably with those of other Latin American countries (US$ 65,663 million at December 31, 2013), there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company—(B) Business Overview—(10) Peruvian Government and Economy”.

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

10. E Taxation

As of the date of this report, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, or inheritance tax that we must pay or our shareholders must pay with respect to their shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax on profits or income, or on any capital asset, gain, or appreciation or any tax in the nature of an estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures, or other obligations. This assurance, however, does not cover any tax applicable to persons who ordinarily reside in Bermuda or to any taxes that we must pay with respect to real property that we own or lease in Bermuda.

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 in 2013.

On February 15, 2011, the Peruvian government enacted Law 29663. On July 21, 2011, Law 29663 was amended by Law 29757. This law, as amended, partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the law, any transfer of shares issued by a non-resident entity will be subject to taxation in Peru (30% or 5%) if at any point during the 12 prior months to such transfer:

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

The following two obligations were also imposed on Peruvian domiciled companies, which have economic relationships with a non-Peruvian seller:

a.	Reporting to the Peruvian Tax Administration (SUNAT) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares; and

b.	Each Peruvian domiciled company is jointly liable for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

Supreme Decree N° 275-2013-EF, enacted by the Peruvian Government on November 7, 2013, defined the concept of economic relationship for purposes of the indirect transfer of Peruvian shares. A Peruvian domiciled company is considered to be economically related to a non-Peruvian domiciled transferor, if, at any time during the 12-month period prior the transfer one of the following circumstances occurs:

a.	The non-Peruvian domiciled transferor owns more than 10% of the equity of the Peruvian domiciled company, directly or through a third party.

b.	The shareholders of the Peruvian domiciled company that are also shareholders the non-Peruvian domiciled transferor own more than 10% of the equity of each company.

c.	The Peruvian domiciled company and the non-Peruvian domiciled transferor have one or more common directors, managers or administrators, with power to decide on financial, operative and commercial agreements.

d.	The Peruvian domiciled company and the non-Peruvian domiciled transferor consolidate their financial statements.

e.	The non-Peruvian domiciled transferor has a dominant influence on the decisions of the administrative bodies of the Peruvian domiciled company or vice versa.

10. F Dividends and Paying Agents

Not applicable.

10. G Statement by Experts

Not applicable.

10. H Documents on Display

The documents referred to in this Annual Report are available for inspection at our registered office.

10. I Subsidiary Information

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

Risk Management Structure

Our Board of Directors and the boards of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries (BCP, Grupo Pacífico, ASB, Edyficar, Credicorp Capital and Prima AFP) responsible for managing and monitoring risks, as further explained below:

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

Credit Risk Committee

The Credit Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing credit risk, the delegation of authority and the supervision and establishment of autonomy for taking credit risks and the metrics for measuring performance incorporating risk variables. Also, it is responsible of approving the methodologies, models, parameters, scenarios, processes, stress tests and manuals to identify, measure, treat, monitor, control and report all the market risks to which Credicorp is exposed. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Management Committee.

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

Operational Risk Committee

The Operational Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing operational risks and the mechanisms for implementing corrective actions. Also, it is responsible of approving: (i) the standard methodology for measuring operational risks, (ii) the taxonomy of operational risks and controls and (iii) all the critical processes of Credicorp. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Management Committee.

The Credit Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Operational Risk Management Department, the Manager of the Internal Audit Division.

(c)	Chief Risk Office: The Chief Risk Office is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which Credicorp is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Board of Directors.

The Chief Risk Office is divided into the following teams:

Wholesale Risk Division (WRD)

The WRD is responsible for ensuring the quality of the Wholesale Banking loan portfolio and developing risk policies and criteria in line with the guidelines and risk levels established by the Board of Directors.

Retail Banking Risk Division (RBRD)

The RBRD is responsible of ensuring the quality of the Retail Banking loan portfolio and developing credit standards in line with the guidelines and risk levels established by the Board of Directors.

Risk Management Division (RMD)

The RMD is responsible of ensuring that policies and risk management policies established by the Board of Directors are compliant and monitored. The RMD is composed by the Credit Risk Management Department, Market Risk Management Department, the Operational Risk Management Department and the Insurance Risk Management Department.

Treasury Risk Area (TRA)

The TRA is responsible of planning, coordinating and monitoring the compliance of the Treasury Division with risk measurement methodologies and limits approved by the Risk Management Committee. Also, it is responsible to assess the effectiveness of hedge derivatives and the valuation of investments.

Furthermore, the Chief Risk Office manages the risk from subsidiaries through the risk teams that operate in each of the subsidiaries.

(d)	Treasury Division: Treasury Division is responsible for managing Credicorp’s assets and liabilities and the overall financial structure. It is also primarily responsible for Credicorp’s management of funding and liquidity risks; as well as the investment, forward and spot portfolios, assuming the related liquidity, interest rate and exchange rate risks under the policies and limits currently effective.

(e)	Internal Audit Division: Risk management processes throughout Credicorp are monitored by the internal audit function, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit discusses the results of all assessments with Management, and reports its findings and recommendations to Credicorp’s Audit Committee and Board of Directors.

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

Trading Book

The trading book has liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where Credicorp acts as a principal with the clients or with the market. This portfolio includes investments and derivatives classified by management as held for trading.

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

The assessment of past movements has been based on historical one-year data and 109 market risk factors, which are composed as follows: 23 market curves, 75 stock prices, 10 mutual funds values and one volatility series. Credicorp applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Company believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which Credicorp’s trading book is exposed.

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

As of December 31, 2011, 2012 and 2013, our VaR by type of asset were as follows:

	2011	2012	2013
	US$(000)	US$(000)	US$(000)
Equity investments	234	2,759	7,109
Debt investments	4,763	2,311	5,903
Swaps	3,957	309	8,328
Forwards	6,325	1,871	2,231
Options	9	49	346
Diversification effect	-7,707	-4,962	-14,498
Consolidated VaR by type of asset (1)	7,581	2,337	9,419

(1)	Amplified to the Holding, 10 days period.

As of December 31, 2011, 2012 and 2013, our VaR by risk type were as follows:

	2011	2012	2013
	US$(000)	US$(000)	US$(000)
Interest rate risk	7,596	2,787	10,754
Price risk	234	2,759	7,109
Volatility risk	4	1	23
Diversification effect	-253	-3,210	-8,467
Consolidated VaR by risk type (1)	7,581	2,337	9,419
(1)	Amplified to the Holding, 10 days period.

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

For the years ended December 31, 2012 and 2013, the BCP’s consolidated VaR is as follows:

	2012	2013
	US$(000)	US$(000)
Average daily	7,209	7,498
Highest	14,974	16,382
Lowest	1,887	2,463

(ii)	Backtesting

Backtesting is performed on a trading book to verify the predictive power of the VaR calculations. Backtesting compares results of the positions considered for the calculation of VaR and the calculation of the VaR from the previous day.

Backtesting exceptions occur when real losses exceed the estimated VaR for the previous day. In order for a backtesting analysis to be considered valid, it should be based on a minimum of 252 observations.

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

VaR Backtesting – VaR (1-Day, 99% in millions of dollars) – 2013:

During 2013, BCP recorded five-backtesting exceptions, when actual losses exceeded daily VaR. According to the selected test, we believe that the VaR model is statistically correct. The exceptions were due to an increase along the treasury curve and the increase in Emerging Market spreads. During 2012, BCP did not record any exceptions.

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

The results of our stress test as of December 31, 2011, 2012 and 2013, by type of asset, were as follows:

	2011	2012	2013
	US$(000)	US$(000)	US$(000)
Equity investments	1,330	9,922	26,867
Debt investments	5,209	5,554	6,978
Swaps	4,321	2,820	12,521
Forwards	7,426	9,644	5,889
Options	27	172	714
Diversification effect	-7,394	-14,370	-25,523
Consolidated VaR by type of asset	10,919	13,743	27,446

The results of our stress test as of December 31, 2013, 2012, 2011 by risk type, were as follows:

	2011	2012	2013
	US$(000)	US$(000)	US$(000)
Interest rate risk	10,985	10,784	12,066
Price risk	1,330	9,922	26,860
Volatility risk	8	3	44
Diversification effect	-1,404	-6,966	-11,524
Consolidated VaR by risk type	10,919	13,743	27,446

ALM Book

The management of risks associated with long-term and structural positions is called ALM. Non-trading portfolios which comprise the ALM book are exposed to different sensitivities that can bring about deterioration in the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth.

Interest-Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Credicorp is exposed to both fair value interest rate risk and cash flow interest rate risk. Interest margins may increase as a result of such changes but may also decrease in the event that unexpected movements arise. The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken, which is monitored monthly by the Market Risk Management Unit.

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

The table below summarizes our exposure to interest rate risks. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2011
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	4,246,213	78,627	54,071	29,383	-	1,094,568	5,502,862
Investments	373,863	918,258	1,657,330	832,015	1,430,167	779,580	5,991,212
Loans, net	2,162,685	4,925,920	3,257,678	4,363,071	2,212,879	-	16,922,233
Financial assets designated at fair value through profit and loss	239	-	1,012	7,043	4,937	76,872	90,103
Premiums and other policies receivables	-	-	-	-	-	174,367	174,367
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	151,080	151,080
Other assets	-	-	-	-	-	1,882,540	1,882,540
Total assets	6,783,000	5,922,805	4,970,091	5,231,512	3,647,982	4,159,007	30,714,397
Liabilities
Deposits and obligations	4,373,417	873,441	6,663,716	1,314,787	87,798	5,390,688	18,703,847
Payables from repurchase agreements and security lending		-	250,000	-	-	-	250,000
Due to banks and correspondents	463,660	170,703	683,052	562,815	121,513	58,277	2,060,020
Accounts payable to reinsurers an coinsurers	-	-	-	-	-	75,366	75,366
Technical, insurance claims reserves and reserves for unearned premiums	23,622	19,418	59,191	303,226	596,492	376,349	1,378,298
Bonds and notes issued	711,515	2,737	33,934	1,289,361	1,856,528	71,447	3,965,522
Other liabilities	-	-	-	-	-	818,704	818,704
Equity	-	-	-	-	-	3,462,640	3,462,640
Total liabilities and equity	5,572,214	1,066,299	7,689,893	3,470,189	2,662,331	10,253,471	30,714,397
Off-Balance sheet items
Derivatives assets	495,709	255,321	485,646	202,705	-	-	1,439,381
Derivatives liabilities	14,595	66,720	317,161	972,288	68,617	-	1,439,381
	481,114	188,601	168,485	-769,583	-68,617	-	-
Marginal gap	1,691,900	5,045,107	-2,551,317	991,740	917,034	-6,094,464	-
Accumulated gap	1,691,900	6,737,007	4,185,690	5,177,430	6,094,464	-	-

	As of December 31, 2012
Marginal gap	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
Accumulated gap	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	6,600,786	32,762	49,288	19,312	-	1,146,957	7,849,105
Receivables from reverse repurchase agreements and security borrowing	1,199,700	518	-	-	-	-	1,200,218
Investments	328,426	1,284,701	1,908,865	1,307,115	1,890,216	1,128,786	7,848,109
Loans, net	2,573,312	5,835,736	4,258,041	5,152,617	2,952,916	-	20,772,622
Financial assets designated at fair value through profit and loss	740	4	2,817	5,082	11,412	87,083	107,138
Premiums and other policies receivables	-	-	-	-	-	183,983	183,983
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	167,460	167,460
Other assets	-	-	-	-	-	2,668,486	2,668,486
Total assets	10,702,964	7,153,721	6,219,011	6,484,126	4,854,544	5,382,755	40,797,121
Liabilities
Deposits and obligations	6,587,944	1,218,407	7,824,254	1,666,669	119,781	6,623,365	24,040,420
Payables from repurchase agreements and security lending	1,097,358	438,336	342,647	-	-	-	1,878,341
Due to banks and correspondents	393,509	657,401	755,063	600,868	269,786	9,634	2,686,261
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	68,536	68,536
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	96,124	96,124
Technical, insurance claims reserves and reserves for unearned premiums	28,244	27,358	80,366	359,231	701,489	418,311	1,614,999
Bonds and notes issued	645,994	14,607	53,114	1,412,375	2,648,566	8,732	4,783,388
Other liabilities	-	-	-	-	-	1,263,717	1,263,717
Equity	-	-	-	-	-	4,365,335	4,365,335
Total liabilities and equity	8,753,049	2,356,109	9,055,444	4,039,143	3,739,622	12,853,754	40,797,121
Off-Balance sheet items
Derivatives assets	365,338	448,243	236,937	311,622	98,054	-	1,460,194
Derivatives liabilities	173,992	305,055	262,070	533,902	185,175	-	1,460,194
	191,346	143,188	-25,133	-222,280	-87,121	-	-
Marginal gap	2,141,261	4,940,800	-2,861,566	2,222,703	1,027,801	-7,470,999	-
Accumulated gap	2,141,261	7,082,061	4,220,495	6,443,198	7,470,999	-	-

	As of December 31, 2013
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	6,048,240	121,845	59,543	-	-	1,556,751	7,786,379
Receivables from reverse repurchase agreements and security borrowing	386,596	4,684	-	-	-	-	391,280
Investments	756,186	790,907	1,359,104	1,107,858	1,881,378	1,398,962	7,294,395
Loans, net	2,661,045	5,719,867	4,641,367	5,792,230	3,403,122	-	22,217,631
Financial assets designated at fair value through profit and loss	-	-	11,240	2,525	9,098	84,413	107,276
Premiums and other policies receivables	-	-	-	-	-	206,100	206,100
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	207,056	207,056
Other assets	-	-	-	-	-	2,610,713	2,610,713
Total assets	9,852,067	6,637,303	6,071,254	6,902,613	5,293,598	6,063,995	40,820,830
Liabilities
Deposits and obligations	5,593,590	1,578,532	8,576,570	1,998,320	148,307	6,579,306	24,474,625
Payables from repurchase agreements and security lending	648,919	222,829	387,757	-	-	-	1,259,505
Due to banks and correspondents	147,080	570,699	913,453	654,662	270,589	9,888	2,566,371
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	42,774	42,774
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	83,183	83,183
Technical, insurance claims reserves and reserves for unearned premiums	33,708	27,716	83,098	396,078	800,671	442,169	1,783,440
Bonds and notes issued	92,730	7,277	88,812	884,087	3,065,230	918,579	5,056,715
Other liabilities						1,138,079	1,138,079
Equity	-	-	-	-	-	4,416,138	4,416,138
Total liabilities and equity	6,516,027	2,407,053	10,049,690	3,933,147	4,284,797	13,630,116	40,820,830
Off-Balance sheet items
Derivatives assets	219,070	824,270	332,467	6,415	104,694	-	1,486,916
Derivatives liabilities	4,990	224,260	228,974	416,515	612,177	-	1,486,916
	214,080	600,010	103,493	-410,100	-507,483	-	-
Marginal gap	3,550,120	4,830,260	-3,874,943	2,559,366	501,318	-7,566,121	-
Accumulated gap	3,550,120	8,380,380	4,505,437	7,064,803	7,566,121	-	-

Sensitivity to Changes in Interest Rates

The following table presents the sensitivity of our consolidated income statement and consolidated statement of comprehensive income (before tax and non-controlling interest) to a reasonable possible change in interest rates, with all other variables held constant.

The sensitivity of the consolidated income statement reflects the effect of the assumed changes in interest rates on the net interest income for one year before income tax and non-controlling interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2013 and 2012, including the effect of derivatives instruments. The sensitivity of consolidated comprehensive income is calculated by revaluing, at various interest rates, our fixed rate available-for-sale financial assets before income tax and non-controlling interest. The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2011, 2012 and 2013:

	As of December 31, 2011
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	15,400	-/+	41,907
U.S. Dollar	+/-	75	+/-	23,100	-/+	62,861
U.S. Dollar	+/-	100	+/-	30,800	-/+	83,815
U.S. Dollar	+/-	150	+/-	46,199	-/+	125,722
Peruvian Currency	+/-	50	-/+	792	-/+	41,839
Peruvian Currency	+/-	75	-/+	1,188	-/+	62,759
Peruvian Currency	+/-	100	-/+	1,585	-/+	83,678
Peruvian Currency	+/-	150	-/+	2,377	-/+	125,518

	As of December 31, 2012
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	26,026	-/+	87,437
U.S. Dollar	+/-	75	+/-	39,039	-/+	131,155
U.S. Dollar	+/-	100	+/-	52,052	-/+	174,874
U.S. Dollar	+/-	150	+/-	78,079	-/+	262,310
Peruvian Currency	+/-	50	-/+	505	-/+	59,708
Peruvian Currency	+/-	75	-/+	757	-/+	89,561
Peruvian Currency	+/-	100	-/+	1,009	-/+	119,415
Peruvian Currency	+/-	150	-/+	1,514	-/+	179,123

	As of December 31, 2013
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)
U.S. Dollar	+/-	50	+/-	18,064	-/+	67,473
U.S. Dollar	+/-	75	+/-	27,096	-/+	101,210
U.S. Dollar	+/-	100	+/-	36,128	-/+	134,947
U.S. Dollar	+/-	150	+/-	54,192	-/+	202,420
Peruvian Currency	+/-	50	-/+	229	-/+	56,082
Peruvian Currency	+/-	75	-/+	343	-/+	84,122
Peruvian Currency	+/-	100	-/+	457	-/+	112,163
Peruvian Currency	+/-	150	-/+	686	-/+	168,245

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

Our positions held in equity securities, mutual funds and hedge funds are not considered part of investment securities for sensitivity calculation purposes; however, presented below is a table that demonstrates how our expected unrealized gain or loss (before income taxes) on equity securities, mutual funds, and hedge funds (as of December 31, 2012 and December 31, 2013) would correspond to changes in market prices of these securities at the 10%, 25% and 30% levels:

	Changes in market prices	2011	2012	2013
Market price sensitivity	%	US$(000)	US$(000)	US$(000)
Equity securities	+/- 10	47,942	62,406	58,812
Equity securities	+/- 25	119,854	156,016	147,030
Equity securities	+/- 30	143,825	187,219	176,436
Mutual funds	+/- 10	6,871	14,791	7,744
Mutual funds	+/- 25	17,177	36,976	19,361
Mutual funds	+/- 30	20,612	44,372	23,233
Hedge funds	+/- 10	2,786	2,505	3,275
Hedge funds	+/- 25	6,964	6,263	8,186
Hedge funds	+/- 30	8,357	7,515	9,824

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

Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2013, 2012 and 2011, the Group’s assets and liabilities by currencies were as follows:

2011	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)
Monetary assets -
Cash and due from banks	3,848,401	1,528,576	125,885	5,502,862
Trading securities	18,416	57,195	-	75,611
Available-for-sale investments	2,402,643	3,156,017	356,941	5,915,601
Loans, net	9,734,175	6,773,628	414,430	16,922,233
Financial assets designated to fair value through profit or loss	90,103	-	-	90,103
Other assets	684,549	479,663	122,773	1,286,985
	16,778,287	11,995,079	1,020,029	29,793,395
Monetary liabilities -
Deposits and obligations	(9,282,891)	(8,718,597)	(702,359)	(18,703,847)
Payables from repurchase agreements and security lending	(250,000)	-	-	(250,000)
Due to bank and correspondents	(1,755,816)	(304,204)	-	(2,060,020)
Insurance claims reserves and technical reserves	(994,522)	(383,776)	-	(1,378,298)
Bonds and notes issued	(3,491,135)	(474,387)	-	(3,965,522)
Other liabilities	(478,792)	(364,334	(50,944)	(894,070)
	(16,253,156)	(10,245,298)	(753,303)	(27,251,757)
	525,131	1,749,781	266,726	2,541,638
Forwards position, net	339,606	(346,262	6,656	-
Currency swaps position, net	(167,263)	167,263	-	-
Cross-currency swaps position, net	(197,659)	82,226	115,433	-
Options, net	3,269	(3,269)	-	-
Net monetary position	503,084	1,649,739	388,815	2,541,638

2012	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)
Monetary assets -
Cash and due from banks	4,864,941	2,811,102	173,062	7,849,105
Receivables from reverse repurchase agreements and security borrowings	7,500	-	1,192,718	1,200,218
Trading securities	70,406	36,557	69,788	176,751
Available-for-sale investments	2,450,382	4,032,827	153,594	6,636,803
Investments held-to-maturity	150,097	109,566	-	259,663
Loans, net	11,338,280	8,731,467	702,875	20,772,622
Financial assets designated to fair value through profit or loss	78,218	28,920	-	107,138
Other assets	255,313	573,289	120,984	949,586
	19,215,137	16,323,728	2,413,021	37,951,886
Monetary liabilities -
Deposits and obligations	(10,839,721)	(12,299,579)	(901,120	(24,040,420
Payables from repurchase agreements and security lending	(651,664)	(117,647)	(1,109,030)	(1,878,341)
Due to bank and correspondents	(1,835,540	(652,240	(198,481)	(2,686,261
Financial liabilities designated at fair value through profit or loss	-		(96,124)	(96,124)
Insurance claims reserves and technical reserves	(1,032,693)	(582,306)	-	(1,614,999)
Bonds and notes issued	(3,818,484)	(835,663)	(129,241)	(4,783,388)
Other liabilities	(429,226)	(567,015)	(116,040)	(1,112,281)
	(18,607,328)	(15,054,450)	(2,550,036	(36,211,814)
	607,809	1,269,278	(137,015)	1,740,072
Forwards position, net	(575,212)	318,871	256,341)	-
Currency swaps position, net	(37,466	65,782	(28,316)	-
Cross-currency swaps position, net	(60,322)	(28,872)	89,194	-
Options, net	18,279	(18,279)	-	-
Net monetary position	(46,912)	1,606,780	180,204	1,740,072

2013	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)
Monetary assets -
Cash and due from banks	5,634,815	1,921,686	229,878	7,786,379
Receivables from reverse repurchase agreements and security borrowings	-	-	391,280	391,280
Trading securities	87,530	391,160	57,999	536,689
Available-for-sale investments	2,521,568	2,840,411	224,589	5,586,568
Held-to-maturity investments	144,334	97,876	-	242,210
Loans, net	10,950,242	10,378,654	888,735	22,217,631
Financial assets designated to fair value through profit or loss	78,424	28,852	-	107,276
Other assets	240,340	128,944	570,452	939,736
	19,657,253	15,787,583	2,362,933	37,807,769
Monetary liabilities -
Deposits and obligations	(11,940,251)	(11,397,001)	(1,137,373)	(24,474,625
Payables from repurchase agreements and security lending	(534,144)	(447,722)	(277,639)	(1,259,505)
Due to bank and correspondents	(1,458,199)	(939,365	(168,807)	(2,566,371)
Financial liabilities designated at fair value through profit or loss	-		(42,774)	(42,774)
Insurance claims reserves and technical reserves	(1,111,821)	(671,619)	-	(1,783,440)
Bonds and subordinated notes issued	(4,306,641)	(739,765	(10,309)	(5,056,715)
Other liabilities	(305,187)	(594,211	(121,906)	(1,021,304)
	(19,656,243)	(14,789,683)	(1,758,808)	(36,204,734)
	1,010	997,900	604,125	1,603,035
Forwards position, net	585,733	(601,486)	15,753	-
Currency swaps position, net	(25,771)	(42,794)	68,565	-
Cross-currency swaps position, net	(213,498)	213,498	-	-
Options, net	(110,500)	110,500	-	-
Net monetary position	236,974	677,618	688,443	1,603,035

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

Credicorp’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated income statement. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the Peruvian currency, the currency to which we had significant exposure as of December 31, 2013, 2012 and 2011 on our non-trading monetary assets and liabilities and our forecasted cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated income statement, before income tax. A negative amount in the table reflects a potential net reduction in our consolidated income statement, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2011	2012	2013
	%	US$(000)	US$(000)	US$(000)
Depreciation -
Peruvian Currency	5	(86,828)	(76,513)	(32,268)
Peruvian Currency	10	(183,304)	(146,071)	(61,602)

Appreciation -
Peruvian Currency	5	78,559	84,567	35,664
Peruvian Currency	10	149,976	178,531	75,291

Effective as from January 1, 2014, the functional currency for Credicorp’s Peruvian subsidiaries is the Nuevos Soles. For further information on the change in functional currency of Peruvian subsidiaries, see Item 5A Operating Results - Change in Functional Currency for Financial Reporting and Item 3D Risk Factors.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

13. A Material Defaults

Neither we, nor any of our subsidiaries, have ever defaulted on any of our debt or have ever been forced to reschedule any of our obligations.

13. B Dividend Arrearages and Delinquencies

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

15. A Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2013. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

15. B Management’s Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework version 1992. Based on this assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Medina, Zaldívar, Paredes & Asociados (member firm of Ernst & Young Global), our independent registered public accounting firm, as stated in their report included herein, and it has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013.

15. C Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited Credicorp Ltd. and Subsidiaries (hereinafter “Credicorp”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Credicorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Credicorp’s internal control over financial reporting based on our audit.

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

In our opinion, Credicorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Credicorp as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2013, and our report dated April 23, 2014, expressed an unqualified opinion thereon.

Lima, Perú,

April 28, 2014

/S/ Medina, Zaldívar, Paredes & Asociados S.C.R.L

Countersigned by:

/S/ JUAN PAREDES

Juan Paredes C.P.C.C. Register Nº22220

15. D Changes in Internal Control over Financial Reporting

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

Our Board of Directors also determined that Mr. Morales, Mr. Suárez and Mr. Verme are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual. Mr. Suárez, our Audit Committee Financial Expert is an economist, and he received his Masters degree in economics from Columbia University. Mr. Suárez became a director on March 31, 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as director on the Board of Directors of various other companies, one of which is Compañía de Minas Buenaventura S.A.

At the Annual General Meeting of Shareholders held on March 31, 2014, Shareholders elected the new Directors of Credicorp as explained in Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management. Furthermore the Board of Directors in its meeting held on April 23, 2014 appointed the following members to its Audit Committee: Mr. Raimundo Morales (Chairman since July 2011), Mr. Juan Carlos Verme and Mr. Benedicto Cigüeñas Guevara (financial expert).

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee must approve all of the services that the independent external auditor provides as part of its responsibility to supervise the internal auditor’s work. There are two types of approvals. The Audit Committee grants a “general approval” in advance for a list of services that the independent external auditor may provide without further approval from the Audit Committee. A general approval is valid for 12 months from the date of approval unless the Audit Committee determines a different period should apply. The Audit Committee is regularly informed about the services provided through the general approval process. The Audit Committee also grants “specific approval” for services that do not have general approval on a case-by-case basis. All of the services that do not have general approval need specific approval from the Audit Committee before any agreement is signed with the independent external auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. The Audit Committee has set a limit on tax fees and all other fees, which cannot be greater than 35% of total auditor’s fees during a fiscal year. The Audit Committee may change this limit based upon our corporate needs and the complexity of the service provided by the independent external auditor. When considering granting any type of approval, the Audit Committee takes into account whether the requested services are consistent with the SEC’s rules regarding the independence of the independent external auditor.

Our audit committee supervises the execution of the independent external audit services as necessary. It approves, when necessary, any modification in the terms, conditions, fees, and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent external auditor is in the best position to provide those services. Such services typically include: audit services required by regulations, financial audits for our subsidiaries or affiliates, and services associated with the presentation of documents to the SEC or other documents published in connection with the trading of our shares.

The Audit Committee may award a general approval to audit-related services if the committee believes that these services will not negatively affect the integrity of the independent external auditor and are consistent with SEC rules.

Consistent with SEC rules, our audit committee requires that all tax services provided by the independent external auditor be subject to its approval. The Audit Committee may grant a specific approval for other services provided by the independent external auditor as long as they do not impair the independence of the independent external auditor and are permissible under SEC rules.

At the Annual General Meeting of Shareholders held on March 31, 2014, the shareholders of Credicorp approved the designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young Global, to act as independent external auditors of Credicorp for a period of 1 year in accordance with the proposal and recommendation of the Audit Committee to the Board of Directors, and authorized the Board of Directors to approve the auditor’s fees (the Board of Directors has in turn delegated that function to the Audit Committee). The Audit Committee has determined that the work performed by the independent external auditor has been satisfactory and the Audit Committee proposes and recommends that this firm be engaged for the financial year ended December 31, 2014.

Furthermore, the Board of Directors, in accordance with the proposal of the Audit Committee, engaged in a process to select and appoint the company that will act as our independent external auditor for a period of 5 years starting in 2015. The companies invited to participate in the selection process were the four most prominent auditors with operations in the countries where Credicorp’s subsidiaries operate: Ernst & Young, PricewaterhouseCoopers, KPMG, and Deloitte. After analyzing the proposals, the Audit Committee agreed to recommend Ernst & Young to serve as the independent external auditor of Credicorp and its subsidiaries for the financial year 2014 and PricewaterhouseCoopers for a period of 5 years starting on January 1, 2015 and ending on December 31, 2019. The Board of Directors’ continued support of PricewaterhouseCoopers during this term is subject to satisfactory performance by the firm, which will be evaluated at the end of each year during its appointment.

The following table sets forth, for each of the years indicated, the fees paid to our independent auditor, Medina, Zaldívar, Paredes & Asociados S.C.R.L., a member of Ernst & Young Global, for the audit of our financial statements for the years ended December 31, 2011, 2012 and 2013.

	Years ended December 31,
	2011	2012	2013
	(U.S. Dollars in thousands)

Audit	3,140	4,492	4,427
Audit – Related	181	803	270
Tax	301	562	421
All Other	1,802	1,710	239
Total	5,424	7,567	5,357

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

In 2013, other fees correspond to advisory services related to regulatory compliance and programs to train Credicorp’s officers and employees. Others fees for 2012 and 2011 were composed mainly of fees for advisory services provided by Ernst & Young with regard to identifying and diagnosing improvements in the process to monitor the Bank’s income cycle. All fees were approved by the Auditing Committee.

The Audit Committee, in its session held on April 5, 2011, provided a waiver to permit the independent auditors to exceed the aforementioned 35% limit as a result of the fees we paid for the project “Control review over revenue processes” for BCP. This project represented the largest portion of the item “All Other” included in the table presented above for 2011. As a result, the “Tax” and “All Other” fees represented 38.8% of the total auditor’s fees for the financial year 2011. The waiver approved by the Audit Committee applied only to total auditor’s fees for the fiscal year 2011; hence, audit fees to be paid in 2013 were subject to the aforementioned 35% limit and represented 12% of the total auditor’s fees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2013, as part of their core businesses, our affiliates, Prima AFP, Atlantic Security Bank, Credicorp Capital fondos, and Credicorp Capital Bolsa made purchases in open-market transactions on behalf of our clients. Furthermore, the following purchases were made for the 2013 supplementary senior management remuneration plan, as explained in notes 3(x)(ii) and 19(b) of the financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
March 2013	117,562	US$159.95

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

16G. A The New York Stock Exchange – Corporate Governance

The NYSE’s corporate governance rules, codified in Section 303A of the NYSE’s Listed Company Manual, apply, with certain limited exceptions, in full to companies listing common equity securities. The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards:

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the board of directors must be “independent directors”, as defined by the NYSE.	Credicorp is not required under Bermuda Law to maintain a board of directors with a majority being independent directors; however, up to and including March 30, 2014, a majority of our directors were independent according to our definition of “independence”, as set forth below. Based on the new composition of the Board after the election of Directors at the Annual General Meeting of Shareholders held on March 31, 2014, four Directors out of eight are independent.

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

16G. B Bermuda Law – Corporate Governance

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

16G. C Peruvian Law – Corporate Governance

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2013, 2012 and 2011 together with the Report of Independent Registered Public Accounting Firm

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

CREDICORP LTD.

By:	/S/ FERNANDO DASSO

Name:	Fernando Dasso

Tittle:	Chief Financial Officer

Dated: April 30, 2014

EXHIBITS INDEX

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2013 and 2012 together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2013 and 2012 together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated statements of financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of Credicorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp and Subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Credicorp’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 23, 2014, expressed an unqualified opinion thereon.

Lima, Peru,

April 28, 2014

/s/ Medina, Zaldívar, Paredes & Asociados S.C.R.L

Countersigned by:

/s/ Juan Paredes
C.P.C.C. Register Nº22220

Credicorp Ltd. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2013 and 2012

	Note	2013	2012
		US$(000)	US$(000)

Assets
Cash and due from banks:	4
Non-interest bearing		1,556,751	1,146,957
Interest bearing		6,229,628	6,702,148
		7,786,379	7,849,105

Receivables from reverse repurchase agreements and security borrowings	5(a)	391,280	1,200,218

Investments:
Trading securities	6(a)	536,689	176,751

Investments available-for-sale		5,679,262	6,910,827
Investments available-for-sale pledged as collateral		836,234	500,868
	6(a)	6,515,496	7,411,695

Investments held-to-maturity pledged as collateral	6(p)	242,210	259,663

Loans, net:	7
Loans, net of unearned income		23,027,523	21,471,644
Allowance for loan losses		(809,892)	(699,022)
		22,217,631	20,772,622

Financial assets designated at fair value through profit or loss	8	107,276	107,138
Premiums and other policies receivable	9(a)	206,100	183,983
Accounts receivable from reinsurers and coinsurers	9(b)	207,056	167,460
Property, furniture and equipment, net	10	722,736	590,299
Due from customers on acceptances		67,688	100,768
Intangible assets and goodwill, net	11	740,948	759,629
Other assets	12	1,079,341	1,217,790

Total assets		40,820,830	40,797,121

Liabilities and equity
Deposits and obligations:	13
Non-interest bearing		6,579,306	6,623,365
Interest bearing		17,895,319	17,417,055
		24,474,625	24,040,420

Payables from repurchase agreements and security lendings	5(b)	1,259,505	1,878,341
Due to banks and correspondents	14	2,566,371	2,686,261
Bankers’ acceptances outstanding		67,688	100,768
Accounts payable to reinsurers and coinsurers	9(b)	83,183	68,536
Financial liabilities designated at fair value through profit or loss	3(f)(v)	42,774	96,124
Insurance claims reserves and technical reserves	15	1,783,440	1,614,999
Bonds and notes issued	16	5,056,715	4,783,388
Other liabilities	12	1,070,391	1,162,949
Total liabilities		36,404,692	36,431,786

Equity	17
Capital and reserves attributable to Credicorp’s equity holders:
Capital stock		471,912	471,912
Treasury stock		(74,464)	(74,630)
Capital surplus		98,594	107,883
Reserves and put options		2,781,737	2,209,990
Other reserves		346,351	637,267
Retained earnings		608,969	815,547

		4,233,099	4,167,969
Non-controlling interest		183,039	197,366

Total equity		4,416,138	4,365,335

Total liabilities and equity		40,820,830	40,797,121

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2013, 2012 and 2011

	Note	2013	2012	2011
		US$(000)	US$(000)	US$(000)

Interest and similar income	21	2,612,345	2,310,441	1,837,764
Interest and similar expenses	21	(780,250)	(693,646)	(531,600)
Net interest and similar income		1,832,095	1,616,795	1,306,164
Provision for loan losses, net of recoveries	7(d)	(453,562)	(377,841)	(214,898)
Net interest and similar income after provision for loan losses		1,378,533	1,238,954	1,091,266

Other income
Banking services commissions	22	833,096	737,421	607,843
Net gain on foreign exchange transactions		197,016	177,472	138,492
Net gain on sale of securities		35,471	101,269	61,927
Net gain on financial assets designated at fair value through profit or loss	8	-	18,398	-
Other	26	162,641	86,574	30,374
Total other income		1,228,224	1,121,134	838,636

Insurance premiums and claims
Net premiums earned	23	789,910	704,205	574,423
Net claims incurred for life, property, casualty and health insurance contracts	24	(538,382)	(465,460)	(377,759)
Total premiums earned less claims		251,528	238,745	196,664

Other expenses
Salaries and employee benefits	25	(839,778)	(780,734)	(595,705)
Administrative expenses		(641,044)	(536,727)	(405,357)
Depreciation and amortization	10(a) and 11(a)	(121,044)	(108,510)	(93,882)
Impairment loss on goodwill	11(b)	(20,312)	-	-
Impairment loss on available-for-sale investments	6(c)	(1,121)	(81)	(1,025)
Net loss on financial assets designated at fair value through profit or loss	8	(6,677)	-	(24,640)
Other	26	(254,315)	(188,050)	(109,540)
Total other expenses		(1,884,291)	(1,614,102)	(1,230,149)
Income before translation result and income tax		973,994	984,731	896,417

Translation result		(114,065)	75,079	37,881
Income tax	18(b)	(285,760)	(251,583)	(210,508)
Profit for the year		574,169	808,227	723,790

F-3

Consolidated statements of income (continued)

	Note	2013	2012	2011
		US$(000)	US$(000)	US$(000)

Attributable to:
Equity holders of Credicorp Ltd.		567,078	788,778	709,272
Non-controlling interest		7,091	19,449	14,518
		574,169	808,227	723,790
Earnings per share attributable to equity holders of Credicorp Ltd. (in U.S. Dollars):
Basic	27	7.13	9.93	8.93
Diluted	27	7.12	9.90	8.90

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of comprehensive income

For the years ended December 31, 2013, 2012 and 2011

	Note		2013	2012	2011
			US$(000)	US$(000)	US$(000)

Profit for the year			574,169	808,227	723,790
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments available for sale	17	(d)	(329,816)	299,318	(53,168)
Income tax	17	(d)	17,631	(21,342)	29,605
			(312,185)	277,976	(23,563)

Net movement on cash flow hedges	17	(d)	45,221	12,103	168
Income tax	17	(d)	(6,183)	(165)	1,412
			39,038	11,938	1,580

Exchange differences on translation of foreign operations	17	(d)	(30,268)	8,262	-
			(30,268)	8,262	-
Net other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax			(303,415)	298,176	(21,983)

Total comprehensive income for the year, net of income tax			270,754	1,106,403	701,807

Attributable to:
Equity holders of Credicorp Ltd.			276,162	1,085,877	682,719
Non-controlling interest			(5,408)	20,526	19,088

			270,754	1,106,403	701,807

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2013, 2012 and 2011

		Attributable to Credicorp’s equity holders
	Number of shares issued, notes 17(a) and 27	Capital stock	Treasury stock	Capital surplus	Reserves	Put options	Available-for- sale investments reserve	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2011	94,382	471,912	(74,712)	119,637	1,398,323	-	423,747	(57,026)	-	591,868	2,873,749	56,502	2,930,251
Changes in equity for 2011 -
Profit for the year	-	-	-	-	-	-	-	-	-	709,272	709,272	14,518	723,790
Other comprehensive income	-	-	-	-	-	-	(28,405)	1,852	-	-	(26,553)	4,570	(21,983)

Total comprehensive income	-	-	-	-	-	-	(28,405)	1,852	-	709,272	682,719	19,088	701,807
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	407,822	-	-	-	-	(407,822)	-	-	-
Cash dividends, Note 17(e)	-	-	-	-	-	-	-	-	-	(155,535)	(155,535)	-	(155,535)
Purchase of treasury stock, Note 17(b)	-	-	(827)	(16,661)	-	-	-	-	-	-	(17,488)	-	(17,488)
Share-based payments transactions, Note 19(b)	-	-	662	8,169	6,832	-	-	-	-	-	15,663	-	15,663
Purchase of non-controlling interest	-	-	-	-	-	-	-	-	-	(1,228)	(1,228)	(1,171)	(2,399)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(2,081)	(2,081)	(7,578)	(9,659)
Balances as of December 31, 2011	94,382	471,912	(74,877)	111,145	1,812,977	-	395,342	(55,174)	-	734,474	3,395,799	66,841	3,462,640
Changes in equity for 2012 -
Profit for the year	-	-	-	-	-	-	-	-	-	788,778	788,778	19,449	808,227
Other comprehensive income	-	-	-	-	-	-	277,062	11,866	8,171	-	297,099	1,077	298,176
Total comprehensive income	-	-	-	-	-	-	277,062	11,866	8,171	788,778	1,085,877	20,526	1,106,403
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	517,395	-	-	-	-	(517,395)	-	-	-
Cash dividends, Note 17(e)	-	-	-	-	-	-	-	-	-	(183,451)	(183,451)	-	(183,451)
Purchase of treasury stock, Note 17(b)	-	-	(722)	(17,850)	-	-	-	-	-	-	(18,572)	-	(18,572)
Share-based payments transactions, Note 19(b)	-	-	969	14,588	1,390	-	-	-	-	-	16,947	-	16,947
Acquisitions of subsidiaries, Note 2(a)	-	-	-	-	-	-	-	-	-	-	-	106,282	106,282
Put options over non-controlling interest, Note 2(c)	-	-	-	-	-	(121,772)	-	-	-	-	(121,772)	-	(121,772)
Purchase of non-controlling interest	-	-	-	-	-	-	-	-	-	(5,982)	(5,982)	(765)	(6,747)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(877)	(877)	4,482	3,605
Balances as of December 31, 2012	94,382	471,912	(74,630)	107,883	2,331,762	(121,772)	672,404	(43,308)	8,171	815,547	4,167,969	197,366	4,365,335

Consolidated statements of changes in equity (continued)

		Attributable to Credicorp’s equity holders
	Number of shares issued, notes 17(a) and 27	Capital stock	Treasury stock	Capital surplus	Reserves	Put options	Available-for- sale investments reserve	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	(In thousands of units)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of December 31, 2012	94,382	471,912	(74,630)	107,883	2,331,762	(121,772)	672,404	(43,308)	8,171	815,547	4,167,969	197,366	4,365,335
Changes in equity for 2013 -
Profit for the year	-	-	-	-	-	-	-	-	-	567,078	567,078	7,091	574,169
Other comprehensive income	-	-	-	-	-	-	(304,689)	39,038	(25,265)	-	(290,916)	(12,499)	(303,415)
Total comprehensive income	-	-	-	-	-	-	(304,689)	39,038	(25,265)	567,078	276,162	(5,408)	270,754
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	570,152	-	-	-	-	(570,152)	-	-	-
Cash dividends, Note 17(e)	-	-	-	-	-	-	-	-	-	(207,380)	(207,380)	-	(207,380)
Purchase of treasury stock, Note 17(b)	-	-	(815)	(23,172)	-	-	-	-	-	-	(23,987)	-	(23,987)
Share-based payments transactions and other, Note 19(b)	-	-	981	13,883	1,595	-	-	-	-	-	16,459	-	16,459
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	3,876	3,876	(8,919)	(5,043)

Balances as of December 31, 2013	94,382	471,912	(74,464)	98,594	2,903,509	(121,772)	367,715	(4,270)	(17,094)	608,969	4,233,099	183,039	4,416,138

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 2013, 2012 and 2011

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Profit for the year	574,169	808,227	723,790
Add (deduct)
Provision for loan losses	453,562	377,841	214,898
Depreciation and amortization	121,044	108,510	93,882
Provision for sundry risks	8,880	12,942	10,661
Deferred income tax	(10,698)	(16,308)	(9,057)
Net gain on sales of securities	(35,471)	(101,269)	(61,927)
Impairment loss on available-for-sale investments	1,121	81	1,025
Impairment loss on goodwill	20,312	-	-
Net (gain) loss on financial assets designated at fair value through profit and loss	6,677	(18,398)	24,640
Gain on sales of property, furniture and equipment	7,336	8,251	112
Translation result	114,065	(75,079)	(37,881)
Expense on shared-based compensation plan	22,679	26,659	7,014
Purchase (sale) of trading securities, net	(359,938)	155,011	39,957
Net changes in assets and liabilities
Increase in loans	(426,641)	(5,194,150)	(3,443,013)
Increase in other assets	(342,336)	(626,077)	(132,605)
Increase in deposits and obligations	1,240,750	7,103,288	1,001,408
(Decrease) increase in due to banks and correspondents	(376,465)	408,751	(174,949)
(Decrease) increase in payables from repurchase agreements and security lendings	(784,354)	1,098,120	-
increase (decrease) in receivables from reverse repurchase agreements and security borrowings	808,938	(1,200,218)	-
(Decrease) Increase in other liabilities	(283,286)	708,978	91,822

Net cash provided by (used in) operating activities	760,344	3,585,160	(1,650,223)

Consolidated statements of cash flows (continued)

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(20,600)	(192,950)	(82,656)
Net purchase of investments available-for-sale	(442,656)	(1,738,808)	(2,468,326)
Purchase of property, furniture and equipment	(198,226)	(162,217)	(100,819)
Purchase of intangible assets	(110,002)	(63,630)	(55,311)
Sales of property, furniture and equipment	8,754	22,603	526
Purchase of non-controlling interest	-	(5,982)	(2,399)
Net cash used in investing activities	(762,730)	(2,140,984)	(2,708,985)

Cash flows from financing activities
Issuance of bonds and notes	749,222	1,013,847	1,841,332
Redemption and payments of bonds and notes	(479,876)	(553,396)	(398,406)
Increase in payables from repurchase agreements	165,518	530,221	-
Acquisition of Credicorp’s shares	(23,987)	(18,572)	(17,488)
Cash dividends	(207,380)	(183,451)	(155,535)
Net cash provided by financing activities	203,497	788,649	1,269,903

Net increase (net decrease) in cash and cash equivalents	201,111	2,232,825	(3,089,305)

Translation gain (loss) on cash and cash equivalents	(263,837)	113,418	47,752

Cash and cash equivalents at the beginning of the year	7,849,105	5,502,862	8,544,415

Cash and cash equivalents at the end of the year	7,786,379	7,849,105	5,502,862

Supplementary cash flows information:
Cash paid during the year for -

Interest	771,318	669,796	504,278
Income tax	232,734	453,421	254,564

Cash received during the year for -
Interest	2,598,810	2,259,335	1,816,992

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2013 and 2012

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

Credicorp is listed in the Lima and New York stock exchanges.

The consolidated financial statements as of and for the year ended December 31, 2013 and 2012 were approved by Management on April 23, 2014 and April 24, 2013, respectively.

2.	Acquisitions

(a)	Acquisitions in 2012 -

On April 27, 2012, Credicorp, through its subsidiary BCP, acquired 51 percent of Credicorp Capital Colombia (formerly Correval S.A. Sociedad Comisionista de Bolsa, hereinafter “Correval”), an investment banking entity established in Bogota, Colombia, for approximately US$72.3 million in cash consideration.

On July 31, 2012, Credicorp, through its subsidiary BCP, acquired 60.6 percent of IM Trust S.A. Corredores de Bolsa (hereinafter “IM Trust”), an investment banking entity established in Santiago, Chile, for approximately US$131.5 million, of which US$110.9 million were paid in cash consideration at the acquisitions date and US$20.6 million were paid in cash in July 2013. As of December 31, 2012, the corresponding liability was presented in the caption “Other liabilities” of the consolidated statement of financial position, see note 12(a).

Correval and IM Trust purchase agreements include put and call options to acquire the remaining non-controlling interests in such entities, see paragraph (c) below.

With the acquisition of Correval and IM Trust, Credicorp established a regional investment bank that operate in the Integrated Latin American Market (MILA), which involves the stock exchanges in Peru, Colombia and Chile.

On the other hand, Credicorp in order to increase its integrated insurance and health providing services acquired, through its subsidiary Pacífico EPS S.A., in cash consideration the following Peruvian entities specialized in providing health and wellness programs, primary and specialized ambulatory services, and comprehensive acute care services (hereinafter referred as “Private hospitals”):

Notes to the consolidated financial statements (continued)

Entity	Acquisition date	Activity	Percentage of participation	Cash consideration
			%	US$(000)

Clínica Belén S.A.	October, 2012	Private hospital	97.48	16,611
Centro Odontológico Americano	April, 2012	Dental center	80.00	7,660
Prosemedic S.A.	April, 2012	Sale of medical products	80.00	6,303
Clínica Sánchez Ferrer S.A. and Inversiones Masfe S.R.L	January, 2012	Private hospital	83.17 and 99.99	4,369
Bio Pap Service S.A.C	September, 2012	Laboratory	75.00	3,684

Total				38,627

All transactions were recorded using the acquisition method, as required by IFRS 3, “Business Combinations”. Assets and liabilities were recorded at their estimated fair values at the acquisition dates, including the identified intangible assets unrecorded in the acquirees’ statements of financial position. Acquisition costs incurred were included in the caption “Administrative expenses” of the consolidated statements of income.

The Group has elected to measure the non-controlling interests in Correval and IM Trust at fair value; which has been estimated considering the consideration paid and a discount for lack of control. In the case of private hospitals, the Group has elected to measure the non-controlling interests at proportionate share of identifiable net assets.

Notes to the consolidated financial statements (continued)

At the date of acquisition, book value and estimated fair values of the identified assets and liabilities in the acquired entities were as follows:

	Book Value			Fair value adjustments			Fair value recognized on acquisition
	Correval	IM Trust	Private hospitals	Correval	IM Trust	Private Hospitals	Correval	IM Trust	Private Hospitals	Total fair value recognized on acquisition
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash	4,550	23,184	1,150	-	-	-	4,550	23,184	1,150	28,884
Accounts receivables, net	11,619	104	4,583	-	-	-	11,619	104	4,583	16,306
Receivables from reverse repurchase agreements and security borrowings	406,875	46,353	-	-	-	-	406,875	46,353	-	453,228
Investments	46,483	18,887	-	-	-	-	46,483	18,887	-	65,370
Property, furniture and equipments, net, note 10(a)	1,778	4,945	12,998	-	-	-	1,778	4,945	12,998	19,721
Intangible assets, note 11(a):
Licenses	-	-	-	-	-	1,900	-	-	1,900	1,900
Brand name	-	-	-	15,209	10,017	4,321	15,209	10,017	4,321	29,547
Client relationships	-	-	-	11,928	13,664	-	11,928	13,664	-	25,592
Fund manager contract	-	-	-	27,221	19,394	-	27,221	19,394	-	46,615
Other assets	2,808	52,302	5,108	2,752	4,587	1,165	5,560	56,889	6,273	68,722

Liabilities
Payables from repurchase agreements and security lendings	342,605	46,592	-	-	-	-	342,605	46,592	-	389,197
Financial liabilities at fair value through profit or loss	62,492	-	-	-	-	-	62,492	-	-	62,492
Other liabilities	27,754	52,566	12,957	2,752	4,587	-	30,506	57,153	12,957	100,616
Deferred income tax liability	-	771	4	17,938	8,615	3,337	17,938	9,386	3,341	30,665

Total identifiable net assets at fair value	41,262	45,846	10,878	36,420	34,460	4,049	77,682	80,306	14,927	172,915
Non-controlling interest							(44,808)	(59,176)	(2,298)	(106,282)

Goodwill arising on acquisition, Note 11(b)							39,444	108,894	25,998	174,336

Total purchase consideration							72,318	130,024	38,627	240,969

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

As of December 31,2012, the initial accounting for the business was incomplete; nevertheless, at the end of the measurement period were no material adjustments to the reported amounts.

Notes to the consolidated financial statements (continued)

(b)	Acquisition in 2011 -

The following Peruvian private hospitals were acquired:

Entity	Acquisition date	Activity	Percentage of participation	Cash consideration
			%	US$(000)

Doctor + S.A.C.	July, 2011	Health services	100.00	1,790
La Esperanza del Perú S.A.	August, 2011	Private hospital	70.00	17,606
Análisis Clínicos ML S.R.L.	August, 2011	Laboratory	100.00	5,000
Galeno I.E.M. S.A.C.	August, 2011	Private hospital	100.00	4,000
Oncocare S.R.L.	November, 2011	Private hospital	80.00	4,040
Sistemas de Administración Hospitalaria S.A.C.	December, 2011	Private hospital	97.32	37,000
Servicios de Salud San Isidro	December, 2011	Private hospital	100.00	13,220
Total				82,656

The acquisitions of these entities were recorded using the acquisition method, as required by IFRS 3, “Business Combinations”. The non-controlling interests in the acquirees were measured at proportionate share of identifiable net assets. Book value and the total fair value of the identified assets and liabilities were as follows:

	Book Value	Fair value adjustments	Fair value recognized on acquisition
	US$(000)	US$(000)	US$(000)
Assets
Accounts receivables, net	8,761	-	8,761
Property, furniture and equipment	25,356	21,514	46,870
Intangible assets
Licenses	-	12,271	12,271
Brand name	-	10,587	10,587
Client relationships	-	3,116	3,116
Other assets	3,212	-	3,212

Liabilities
Loans	7,177	-	7,177
Accounts payable	24,447	(290)	24,157
Deferred income tax liability	1,334	14,333	15,667

Total identifiable net assets at fair value	4,371	33,445	37,816

Non-controlling interest measured at proportionate of identifiable net assets	-	(700)	(700)

Goodwill arising on acquisition	-	45,540	45,540

Total purchase consideration	4,371	78,285	82,656

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

As of December 31, 2013, financial liabilities related to put options granted to non-controlling interest of Correval and IM Trust amounted to US$57.1 million and US$64.8 million, respectively (US$59.2 million and US$62.6 million, respectively as of December 31, 2012) and are included in the caption “Other liabilities” of the consolidated statements of financial position, see Note 12(a).

As of December 31, 2013, the formula used to calculate the amount of this commitment was fixed contractually and is based on the application of some multiples on the average net income over the last eight quarters and the average net equity over the last four quarters before the exercise date of each option. The amount resulting from such formula is discounted using a market rate which reflects the remaining periods and the credit risks related to each flow.

In the case of Correval, the put options can be exercised by non-controlling interest for a period of three months after the second year (from April 27, 2014) and fourth year (from April 27, 2016) of acquisition.

In the case of IM Trust, the put options can be exercised by non-controlling interest for a period of five days after the 48th (from July 1, 2016), 51st (from October 1, 2016) and 54th (from January 1, 2017) month of acquisition.

Furthermore, Credicorp Ltd. can exercise its call options for a period of three months from July 27, 2016 in the case of Correval and between the 20th and 24th business day of January 2017 in the case of IM Trust, if non-controlling interests do not exercise their put options until July 26, 2016 in the case of Correval, and until 5th business day of January 2017 in the case of IM Trust. The call options are valued using the same formula as the put options.

New agreements regarding the regional governance of Credicorp Capital were agreed in March 20, 2014, which applies since January 1st, 2014. Part of this new agreement reflects changes in the put and call options, as to the alignment of the exercise dates, valuation multiples and the financials to which these are to be applied for both companies. The new agreed dates for the exercise of the put options are: i) between July 15th and July 23rd of 2016; (ii) between October 15th and October 23rd of 2016; and (iii) Between January 15th and January 23rd of 2017. In terms of the call option, this may be exercisable between January 24th and January 31st of 2017. At the date of this report, the new financial liability is in process of review by Management.

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies

Significant accounting principles used in the preparation of Credicorp’s consolidated financial statements are set out below:

(a)	Basis of presentation and use of estimates -

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for trading securities, available-for-sale investments, derivative financial instruments, share-based payments, financial assets and liabilities designated at fair value through profit or loss that have been measured at fair value. The consolidated financial statements are presented in United States Dollars (US$), and all values are rounded to the nearest US$ thousands, except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for loan losses, the measurement of investments, the measurement of the share-based payment transactions, the technical reserves for claims and premiums, the estimated useful life of intangible assets, property, furniture and equipment, goodwill impairment, the valuation of derivative financial instruments, liabilities for put options held by non-controlling interests in subsidiaries and the deferred tax assets and liabilities. The accounting criteria used for each of these items is described in this note.

The accounting policies adopted are consistent with those of the previous years, except that the Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1, 2013 as described below; however, due to the Group’s structure and operations, the adoption of the new and revised accounting standards did not have any significant impact on its consolidated financial position or performance; as result, no restatement of comparative financial statements was necessary.

-	IAS 1 “Presentation of Items of Other Comprehensive Income — Amendments to IAS 1” Changes the grouping of items presented in Other Comprehensive Income (OCI). Items that will be reclassified ( “recycled”) to profit or loss at a future point in time have to be presented separately from items that will not be reclassified. The amendments affect presentation only and have no impact on the Group’s financial position or results.

Notes to the consolidated financial statements (continued)

-	IAS 19 “Employee benefits (amendment)”

The amendments remove the option to defer the recognition of actuarial gains and losses, i.e., the corridor mechanism. All changes in the value of defined benefit plans will be recognized in the consolidated statements of income and other comprehensive income.

-	IAS 28 “Investments in Associates and Joint Ventures (revised)”

As a consequence of the new IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.

-	IFRS 7 “Financial Instruments: Disclosures - Offsetting financial assets and financial liabilities (amendment)”

The amendment will require entities to disclose gross amounts subject to rights of set-off and the related net credit exposure. This information will help to understand the extent to which an entity has set off in its statement of financial position and the effects of rights of set-off on the entity’s rights and obligations. Offsetting of financial assets and financial liabilities is presented in Note 32.1(g).

-	IFRS 10 “Consolidated Financial Statements”

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

-	IFRS 11 “Joint Arrangements”

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

-	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all of the disclosures that were previously in IAS 27, IAS 31 and IAS 28 related to consolidated financial statements, an entity’s interests in subsidiaries, joint arrangements, associates, structured entities and a number of new disclosures are also required. Disclosures of interests in other entities are presented in Note 29.

-	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements; it not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines the fair value as an exit price.

As part of the implementation process of IFRS 13, the Group re-assessed its policies for measuring fair values of its assets and liabilities; as a result, the application of IFRS 13 has not materially impacted the fair value measurements of the assets and liabilities of the Group. Also, additional disclosures, where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 32.7.

Notes to the consolidated financial statements (continued)

-	IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36”

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied.

The Group has early adopted these amendments to IAS 36 in the current period since the amended/additional disclosures provide useful information as intended by the IASB. Accordingly, these amendments have been considered while making disclosures for impairment of non-financial assets in Note 11(b). These amendments would continue to be considered for future disclosures.

-	Annual Improvements to IFRS (issued in May 2012)

The IASB published a preview of the amendments and improves to IFRS in May 2012. The amendments made to IAS 1, IAS 16, IAS 32, IAS 34 and IFRS 1, including improves in this cycle, do not have significant effect on the accompanying consolidated financial statements.

(b)	Basis of consolidation -

The consolidated financial statements comprise the financial statements of Credicorp and its subsidiaries for all the years presented. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

-	Exposure, or rights, to variable returns from its involvement with the investee, and

-	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee,

-	Rights arising from other contractual arrangements,

-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Notes to the consolidated financial statements (continued)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, Note 3(ab).

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control over those policies.

The considerations made to determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are recognized initially at cost and then are accounted for using the equity method.

The Group does not have significant investments in associates; therefore, they are included in the caption “Other assets” in the consolidated statements of financial position; gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statements of income.

Notes to the consolidated financial statements (continued)

As of December 31, 2013 and 2012, the following entities comprise the Group (individual financial statements data is presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury stock and its related dividends):

Entity	Activity and country of incorporation	Percentage of participation (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
		%	%	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú and Subsidiaries (BCP) (i)	Banking, Peru	97.66	97.66	35,237,971	35,792,896	32,259,417	32,943,962	2,978,554	2,848,934	464,327	664,559
Credicorp Capital Ltd. and Subsidiaries (ii)	Investment banking, Bermuda	100.00	100.00	778,857	381,318	515,873	208,746	262,984	172,572	(4,568)	6,645
Credicorp Capital Perú S.A.A. and Subsidiaries (iii)	Investment banking, Peru	97.66	97.66	88,366	93,326	28,411	36,154	59,955	57,172	3,409	3,132
Atlantic Security Holding Corporation and Subsidiaries (iv)	Investment banking, Caimán	100.00	100.00	1,847,174	1,833,252	1,625,270	1,586,126	221,904	247,126	51,701	48,398
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (PPS) (v)	Insurance, Peru	98.45	97.77	2,762,084	2,677,551	2,223,680	1,981,304	538,404	696,247	33,096	58,981
Prima AFP S.A. (vi)	Pension funds, Peru	99.99	99.99	291,834	310,821	112,761	141,713	179,073	169,108	50,798	38,186
Grupo Crédito S.A. (vii)	Investment banking, Peru	99.99	99.99	375,531	146,494	87,907	74,794	287,624	71,700	3,305	4,183
CCR Inc. (viii)	Special purposes entity, Bahamas	99.99	99.99	870,594	1,027,863	897,710	1,070,757	(27,116)	(42,894)	(682)	2,702
BCP Emisiones Latam 1 S.A. (ix)	Special purposes entity, Chile	100.00	100.00	121,786	130,557	121,274	130,063	512	494	18	(96)
Tarjeta Naranja Perú S.A.C. (x)	Financial, Peru	76.00	76.00	19,150	17,479	4,843	2,699	14,307	14,780	(13,973)	(8,336)

(i)	BCP was incorporated in 1889 and its activities are supervised by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP authority, hereafter “the SBS” for its Spanish acronym). During 2013, the Group did not acquired any BCP shares owned by non-controlling interest (During 2012, the Group acquired 0.0009 percent of BCP shares). BCP and Subsidiaries hold as of December 31, 2013 and 2012, 95.92 percent of the capital stock of Banco de Crédito de Bolivia (BCB), a universal bank operating in Bolivia (Credicorp holds directly an additional 4.08 percent). As of December 31, 2013, BCB’s assets, liabilities, equity and net income amounted to US$1,685.8, US$1,536.4, US$149.4 and US$17.5 million, respectively (US$1,407.4, US$1,277.0, US$130.4 and US$21.1 million, respectively, as of December 31, 2012).

(ii)	Credicorp Capital Ltd. (formerly Credicorp Investments Ltd.) was established in 2012 to hold the Group’s investment banking activities in Chile, Colombia and Peru. As explained in more detail in Note 2(a), during 2012, BCP acquired Credicorp Capital Colombia (formerly Correval) and IM Trust; later, in November 2012 and June 2013, BCP transferred its shares of IM Trust and Credicorp Capital Colombia, respectively, to Credicorp Capital Ltd. Such transfers do not have effect on the Group’s consolidated financial statements and no gain or losses were recorded in these transactions. As of December 31, 2013, Credicorp Capital Ltd. holds directly and indirectly 60.6 percent of IM Trust and 51.0 percent of Credicorp Capital Colombia (60.6 percent of IM Trust as of December 31, 2012). As of December 31, 2013, IM Trust’s assets, liabilities, equity and net income amounted to US$165.8, US$121.4, US$44.4 and US$4.8 million, respectively (US$311.8, US$259.5, US$52.3 and US$17.1 million, respectively, as of December 31, 2012) and Credicorp Capital Colombia’s assets, liabilities, equity and net income amounted to US$392.1, US$342.7, US$49.4 and US$6.0 million, respectively. Likewise, the Shareholder’s meeting held on September 11, 2013, agreed to increase the share capital of Credicorp Capital Ltd’s for an amount of US$3.9 million, by the delivery of the 100 percent of the share value of Credicorp Securities Inc. in which Credicorp Ltd. maintained control. Credicorp Securities Inc. is incorporated in the United States of America and provides securities brokerage services, mainly to retail customers in Latin America.

(iii)	Credicorp Capital Perú S.A.A. (formerly BCP Capital S.A.A.) was incorporated in April 2012 through the split of an equity block of BCP; such split resulted in a reduction of BCP’s assets, liabilities and net equity for an amount of US$71.2, US$18.0 and US$53.2 million, respectively. Assets transferred included Credibolsa S.A.B., Creditítulos S.T. and Credifondos S.A.F.M. The equity block split did not have effect in the accompanying consolidated financial statements. Likewise, the Shareholder’s meeting held on September 5, 2013, agreed change the name of Credibolsa S.A.B., Creditítulos S.T., Credifondos S.A.F.M to Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital Sociedad Titulizadora S.A. y Credicorp Capital Fondos S.A. Sociedad Administradora de Fondos, respectively.

(iv)	Its most significant subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activity is private and institutional banking services and trustee administration.

(v)	PPS provides property, casualty, life, health and personal insurance; its activities are supervised by the SBS. During 2013 and 2012, the Group acquired 0.674 and 0.093 percent of PPS shares owned by non-controlling interests, respectively. Through its subsidiary Pacífico S.A. Entidad Prestadora de Salud (EPS) it also provides a wide range of health services in Peru; as explained in more detail in Notes 2(a) and 2(b), during 2012 and 2011, EPS acquired several Peruvian entities specialized in providing health care services.

(vi)	Prima AFP S.A. is a private pension fund and its activities are supervised by the SBS.

(vii)	Grupo Crédito S.A. is a company which its main activity is to invest in listed and not listed securities in Peru. It also holds part of the Group’s shares in BCP, Prima AFP S.A., PPS and BCP Emisiones Latam 1 S.A.. Grupo Crédito S.A. balances are presented net of its investments in such entities.

Notes to the consolidated financial statements (continued)

(viii)	CCR Inc. was incorporated in 2001, its main activity is to manage certain loans granted to BCP by foreign financial entities, see Note 16(a)(iii). These loans are collateralized by transactions performed by BCP. As of December 31, 2013 and 2012, the negative equity is generated by unrealized losses from cash flow hedges derivatives.

(ix)	BCP Emisiones Latam 1 S.A. was incorporated in 2009 through which the Group issued corporate bonds, see Note 16(a)(v).

(x)	Tarjeta Naranja Perú S.A.C. was incorporated in 2011. Its main activity is to promote the use of a credit card named “Tarjeta Naranja”.

(c)	Foreign currency translation -

Functional and presentation currency -

The Group has determined that its functional and presentation currency is the United States Dollar (U.S. Dollar or US$), because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group entities, insofar as its main operations and/or transactions in the different countries where the Group operates, such as: loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases; are established and settled in U.S. Dollars.

Due to Credicorp Capital Colombia, IM Trust and private hospitals have a functional currency different from the U.S. Dollar, they were translated for consolidating purposes using the methodology established by IAS 21, “The Effects of Changes in Foreign Exchanges Rates”, as follows:

-	Assets and liabilities, at the closing rate at the date of each consolidated statement of financial position.

-	Income and expense, at the average exchange rate for each month of the year.

All resulting translation differences were recognized in the caption “Exchange differences on translation of foreign operations” of the consolidated statements of other comprehensive income.

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

(d)	Income and expense recognition from banking activities -

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statements of income using the effective interest rate method, which is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

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

Insurance receivables

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2013 and 2012 the carrying value of the insurance receivables is similar to its fair value due to its short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statements of income. Insurance receivables are derecognized when the derecognition criteria for financial assets, as described in Note 3(g), has been met.

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

Deferred acquisition costs (DAC)

Those direct costs that vary with and are related to traditional life and unit linked insurance contracts are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions related to the underwriting and policy issuance costs.

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

Reinsurance commissions

Commissions on reinsurance contracts for ceded premiums are deferred and amortized on a straight line basis over the term of the coverage of the related insurance contracts.

Insurance contract liabilities

(i)	Life insurance contracts liabilities

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves for retirement, disability and survival annuities are determined as the sum of the discounted value of expected future pensions to be paid during a defined or non-defined period, computed upon the basis of mortality tables and discount interest rates. Individual life (including unit linked policies) technical reserves are determined as the sum of the discounted value of expected future benefits, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected theoretical premiums that would be required to meet the future cash outflows. Furthermore, the technical reserves for life insurance contracts comprise the provision for unearned premiums and unexpired risks.

The technical reserves for retirement, disability and survival annuities and individual life insurance contracts are based on assumptions established at the time the contract was issued. Current assumptions are used to update the interest accrued for unit linked insurance contracts.

Life insurance claims reserves include reserves for reported claims and an estimate of the incurred but non-reported claims to the Group (hereinafter “IBNR”). IBNR reserves as of December 31, 2013 and 2012, were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; the projection is based on the ratios of cumulative past claims. Adjustments to the liabilities at each reporting date are recorded in the consolidated statements of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an assessment is made of whether the recognized life insurance liabilities are adequate, net of related DAC, by using an existing liability adequacy test as laid out under IFRS 4. As of December 31, 2013 and 2012, Management determined that the liabilities were adequate and; therefore, it has not recorded any additional life insurance liability.

(ii)	Non-life insurance contract liabilities (which comprises general and healthcare insurance) Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the estimated ultimate cost of all claims incurred but not settled at the date of the consolidated statements of financial position, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore the ultimate cost of these cannot be known with certainty at the date of the consolidated statements of financial position. IBNR are estimated and included in the provision (liabilities). IBNR reserves as of December 31, 2013 and 2012, were determined on the basis of the Bornhuetter - Ferguson methodology – BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Notes to the consolidated financial statements (continued)

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally the reserve is released over the term of the contract and is recognized as premium income.

At each reporting date the Group reviews its unexpired risk and an existing liability adequacy test as laid out under IFRS 4 to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statements of income by setting up a provision for liability adequacy. As of December 31, 2013 and 2012, Management determined that the liabilities were adequate; therefore, it has not recorded any additional non-life insurance liabilities.

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

(f)	Financial Instruments: Initial recognition and subsequent measurement -

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument or another entity.

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

Notes to the consolidated financial statements (continued)

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

(i)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss include financial assets held for trading and financial assets designated at fair value through profit or loss, which designation is upon initial recognition and in an instrument by instrument basis. Derivatives financial instrument are also categorized as held for trading unless they are designated as hedging instruments.

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

Changes in fair value of designated financial assets through profit or loss upon initial recognition are recorded in the caption “Net gain on financial assets designated at fair value through profit and loss” of the consolidated statements of income. Interest earned is accrued in the consolidated statements of income in the caption “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income is recorded when the collection right has been established.

Notes to the consolidated financial statements (continued)

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statements of income in the caption “Interest and similar income”. Losses from impairment are recognized in the consolidated statements of income in the caption “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based in an internal risk classification and considering any guarantees and collaterals received, Note 3(i) and 32.1.

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

Interest and similar income earned are recognized in the consolidated statements of income in the caption “Interest and similar income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

Notes to the consolidated financial statements (continued)

The Group evaluates whether its ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the Management has the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate.

During the years 2013 and 2012, the Group did not reclassify any of its available-for- sale financial investments.

(iv)	Held-to-maturity financial investments

Held-to-maturity financial investments are non–derivative financial assets with fixed or determinable payments and fixed maturities, which Credicorp has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortization is included in the caption “Interest and similar income” of the consolidated statements of income. The losses arising from impairment of such investments are recognized in the consolidated statements of income.

As of December, 31, 2013 and 2012, the Group has not recognized any impairment loss on held-to-maturity investments.

If the Group were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two years.

As of December, 31, 2013 and 2012, the Group did not sell or reclassify any of its held-to-maturity investments.

Notes to the consolidated financial statements (continued)

(v)	Repurchase and reverse repurchase agreements and security lending and borrowing transactions

Securities sold under agreements to repurchase at a specified future date are not derecognized from the consolidated statements of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recognized as an asset with a corresponding obligation to return it, including accrued interest, as a liability in the caption “Payables from repurchase agreements and security lendings”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is treated as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in the caption “Interest and similar expenses” of the consolidated statements of income.

When the counterparty has the right to sell or repledge the securities, the Group reclassifies those securities in the caption “Investments available-for-sale pledged as collateral” or “Investments held-to-maturity pledged as collateral”, as appropriate, of the consolidated statements of financial position.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the consolidated statements of financial position. The consideration paid, including accrued interest, is recorded in the caption “Receivables from reverse repurchase agreements and security borrowings” of the consolidated statements of financial position, reflecting the transaction’s economic substance as a loan by the Group. The difference between the purchase and resale price is recorded in the caption “Interest and similar income” of the consolidated statements of income and is accrued over the life of the agreement using the effective interest rate.

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

Securities lending and borrowing transactions are usually collateralized by securities and cash. The transfer of the securities to counterparties is only reflected on the consolidated statements of financial position if the risks and rewards of ownership are also transferred.

(vi)	Put and call options over non-controlling interest

Put options granted to non-controlling interests give rise to a financial liability for the present value of the redemption amount. When the financial liability is recognized initially, the present value of the amount payable upon exercise of the option is recorded in equity. All subsequent changes in the carrying amount of the liability, due to a re-measurement of the present value of the amount payable on exercise, are recognized in the consolidated statements of income.

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

(g)	Derecognition of financial assets and liabilities -

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

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability; difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statements of income.

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

The Group assesses at each date of the consolidated statements of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Criteria used for each category of financial assets are as follows:

(i)	Financial assets carried at amortized cost

For loans, receivables and held-to-maturity investments that are carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

Notes to the consolidated financial statements (continued)

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).

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

Notes to the consolidated financial statements (continued)

For collective assessment of impairment, financial assets are grouped considering the Group’s internal credit grading system, which considers credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

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

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statements of income. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of “Interest and similar income” of the consolidated statements of income. If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss is reversed through the consolidated statements of income.

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

(m)	Business combination -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statements of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in either profit or loss or as a change to OCI. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

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

Notes to the consolidated financial statements (continued)

(n)	Intangible assets -

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

Intangible assets identified as a consequence of the acquisition of subsidiaries and other intangible assets, are recognized on the consolidated statements of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life; as follows:

Years

Client relationship – Prima AFP (AFP Unión Vida)	20
Client relationship – IM Trust	22
Client relationship – Correval	8 and 10
Client relationship – Edyficar	10
Client relationship – Private hospitals	2, 3 and 14
Brand name – Correval	25
Brand name – Private hospitals	30
Brand name – Edyficar	20
Brand name – IM Trust	25
Fund manager contract – Correval	28
Fund manager contract – IM Trust	11
Licenses – Private hospitals	35
Rights of use – BCP	5
Other	5

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income when the asset is derecognized.

(o)	Goodwill -

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated financial of income.

Notes to the consolidated financial statements (continued)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(p)	Impairment of non-financial assets -

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

Notes to the consolidated financial statements (continued)

(q)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(r)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) in the caption “Other liabilities” of the consolidated statements of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statements of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statements of income. The fee received is recognized in the caption “Banking services commissions” of the consolidated statements of income on a straight line basis over the life of the granted financial guarantee.

(s)	Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The contribution payable to a defined contribution pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statements of income. Unpaid contributions are recorded as a liability.

(t)	Provisions -

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

(u)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

(v)	Income tax -

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

(w)	Earnings per share -

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

(x)	Share-based payment transactions -

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

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the caption “Salaries and employee benefits” of the consolidated statements of income.

When the price or terms of the SARs are modified, any additional expense is recorded in the consolidated statements of income.

(ii)       Equity-settled transactions

As explained in Note 19(b), since 2009 a new supplementary remuneration plan was implemented to replace the SARs plan (see (i) above).

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in the caption “Salaries and employee benefits” of the consolidated statements of income.

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

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share, see (w) above.

(y)	Derivative financial instruments and hedge accounting -

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

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the caption “Cash flow hedges reserve”, while any ineffective portion is recognized immediately in the consolidated statements of income.

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

The change in the fair value of fair value hedges is recognized in the caption “Interest and similar income” or “Interest and similar expenses” of the consolidated statements of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is recognized in the consolidated statements of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statements of income over the remaining term of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statements of income.

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

(z)	Fair value measurement -
Policy applicable from 1 January 2013 -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

Notes to the consolidated financial statements (continued)

The principal or the most advantageous market must be accessible to by the Group. Also, the fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, fair values of financial instruments measured at amortized cost are disclosed in note 32.7(b).

Policy applicable until December 31, 2012 -

The Group considered “Fair value” as the amount for which an asset could be exchange, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on the measurement date.

When available, the Group measured the fair value of an instrument using quoted prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument was not active, then the Group would have established fair value using a valuation technique. The chosen valuation technique makes maximum use of market inputs, relies as little as possible on estimates specific to the Group, incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.

Notes to the consolidated financial statements (continued)

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price – i.e. the fair value of the consideration given or received. However, in some cases the initial estimate of fair value of a financial instrument on initial recognition may be different from its transaction price. If this estimated fair value is evidenced by comparison with other observable current market transactions in the same instrument (without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets, then the difference is recognized in profit or loss on initial recognition of the instrument. In other cases, the fair value at initial recognition is considered to be the transaction price and the difference is not recognized in profit or loss immediately but is recognized over the life of the instrument on an appropriate basis or when the instrument is redeemed, transferred or sold, or the fair value becomes observable.

(aa)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to segments, Note 28.

(ab)	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 32.8.

Commissions generated for these activities are included in the caption “Other income” of the consolidated statements of income.

(ac)	Cash and cash equivalents -

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with original maturities of three months or less, excluding restricted balances.

(ad)	Reclassifications -

When it is necessary, comparative figures have been reclassified to conform to the current year presentation. Certain transactions were reclassified in the current year presentation; in Management’s opinion those reclassifications made in the consolidated financial statements as of December 31, 2012, are not significant considering the consolidated financial statements as whole.

Notes to the consolidated financial statements (continued)

(ae)	Issued International Financial Reporting Standards but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but not effective as of December 31, 2013:

-	IAS 32 “Financial instruments: Presentation – Offsetting financial assets and financial liabilities (amendment)”

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

-	IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting – (amendment)” Effective for annual periods beginning on or after January 1, 2014. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criterias.

-	IFRS 9 “Financial Instruments”

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. IFRS 9 (2010) introduces additions relating to financial liabilities. IFRS 9 (2013) introduces new requirements for hedge accounting that align it more closing with risk management. The requirements also establish a more principles-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets. The mandatory effective date of IFRS 9 is not specified but will be determined when the outstanding phases are finalized. However, application of IFRS 9 is permitted.

-	Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after 1 January 2014 and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.

-	IFRIC 21 “Levies”

It is effective for annual periods beginning on or after 1 January 2014. This interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached.

-	Improvements to IFRS (cycles 2010-2012 y 2011-2013)

 The IASB issued improvements to IFRS 1 "First-time Adoption of International Financial Reporting Standards”, IFRS 2 "Share-based Payment", IFRS 3 "Business Combinations", IFRS 8 "Operating Segments", IFRS 13 "Fair value Measurement", IAS 16 "Property, plant and Equipment", IAS 24 "Related Party Disclosures”, IAS 38 "Intangible Assets" and IAS 40 "Investment Property", effective for annual periods beginning on or after 1 July 2014.

Notes to the consolidated financial statements (continued)

The Group is in process of assessing the impact, if any, that the application of these standards may have on its consolidated financial statements.

4.	Cash and due from banks

This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

Cash and clearing	1,260,757	953,354
Deposits in Peruvian Central Bank – BCRP	5,593,654	6,205,611
Deposits in banks	930,298	686,115
	7,784,709	7,845,080

Accrued interest	1,670	4,025

Total	7,786,379	7,849,105

As of December 31, 2013 and 2012, cash and due from banks includes approximately US$6,127.5 and US$6,396.4 million, respectively, mainly from BCP, which represent the legal reserve that Peruvian banks must maintain for its obligations with the public, and are within the limits established by prevailing Peruvian legislation at those dates.

The legal reserve funds maintained with BCRP are not interest-bearing, except for the part of the mandatory reserve in U.S. Dollars and in Nuevos Soles that exceeds the minimum legal reserve. As of December 31, 2013, the excess in U.S. Dollars amounts approximately to US$3,087.0 million and bear interest at an annual average interest rate of 0.04 percent (US$3,257.4 million and annual average interest rate of 0.10 percent, as of December 31, 2012), while the excess in Nuevos Soles amounts approximately to S/.1,901.3 million, equivalent to US$680.3 million, and bear interest in Nuevos Soles at an annual average interest rate of 1.25 percent (S/.2,953.7 million, equivalent to US$1,158.3 million, and annual average interest rate of 1.75 percent, as of December 31, 2012).

Deposits in local and foreign banks correspond principally to balances in nuevos soles and U.S. Dollars. All deposits are unrestricted and earn interest at market rates. As of December 31, 2013 and 2012, Credicorp does not have significant deposits in any specific financial institution.

Notes to the consolidated financial statements (continued)

5.	Repurchase and reverse repurchase agreements and security lendings and borrowings

(a)	Credicorp, principally through its subsidiaries, Correval and IM Trust, provides financing to its customers through “Receivables from reverse repurchase agreements and security borrowings”, in which a financial instrument serves as collateral. The details of said transactions were the following:

	As of December 31, 2013						As of December 31, 2012
	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Total	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Total	Fair value of underlying assets
	(%)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	(%)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Instruments issued by the Colombian Government	3.38	290,588	2,507	-	293,095	280,256	4.58	506,354	566,381	-	1,072,735	1,074,712
Instruments issued by the Chilean Government	0.44	-	11,099	-	11,099	11,099	0.53	50,653	-	-	50,653	50,708
Other instruments	2.24	20,563	61,839	4,684	87,086	89,338	5.24	14,892	61,420	518	76,830	77,049
		311,151	75,445	4,684	391,280	380,693		571,899	627,801	518	1,200,218	1,202,469

(b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and security lending” by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2013 and 2012, the details of said transactions were the following:

	As of December 31, 2013						As of December 31, 2012
	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Total	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Total	Fair value of underlying assets
	(%)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	(%)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Instruments issued by the Colombian Government	4.32	240,024	10,402	-	250,426	246,281	4.28	417,980	565,083	-	983,063	991,808
Instruments issued by the Chilean Government	0.39	11,099	-	-	11,099	11,099	0.51	46,872	-	-	46,872	46,920
Other instruments	1.64	27,125	25,116	-	52,241	55,362	3.09	30,925	36,498	762	68,185	71,133
Debt Instruments (*)		339,760	-	605,979	945,739	956,486		-	-	780,221	780,221	832,114
		618,008	35,518	605,979	1,259,505	1,269,228		495,777	601,581	780,983	1,878,341	1,941,975

Notes to the consolidated financial statements (continued)

(*)	Includes repurchase agreements in which the Group has pledged as collateral cash, see Note 12(e), available-for-sale investments and held-to-maturity investments, see Note 6(q). This item is made up as follows:

	Maturity		Book value
	2013	2012	2013	2012
			US$(000)	US$(000)

Banco Central de Reserva del Perú	Jan-2014	-	339,760	-
Commerzbank Aktiengesellschaft	Oct-2015	Oct-2015	223,679	225,000
Nomura International PLC, Note12(b)	Mar-2019 / Aug-2020	Mar-2019 / Aug-2020	200,000	200,000
Deutsche Bank AG, London Branch	May-2014	May-2014	107,334	117,647
Barclays PLC	Mar-2014 / Aug-2014	Jun-2013/Dec-2013	28,797	226,664
Credit Suisse INTL	May-2014	-	23,513	-
Merrill Lynch International	Feb-2014 / Jun-2014	-	22,656	-
Other	-	Jan-2013	-	10,910
			945,739	780,221

These repurchase agreements accrued interest at fixed rate and variable rate between 1.10 and 4.80 percent and between Libor 3M+0.35 percent and Libor 6M+1.38 percent, respectively (between 0.66 and 4.30 percent and between Libor 3M+0.35 percent and Libor 6M+1.38 percent, respectively, as of December 31, 2012).

Likewise, as of December 31, 2013 and 2012, the Group has hedged through Interest Rate Swaps (IRS), which were designated as cash flow hedge of certain repurchase agreements at variable rate for a notional amount of US$200 million, see Note 12(b); as a result, these repurchase agreements were economically converted to fix interest rate.

Notes to the consolidated financial statements (continued)

6.	Investments

(a)	Investments at fair value through profit or loss and available for sale are made up as follows:

	2013				2012
		Unrealized gross amount				Unrealized gross amount
	Amortized Cost	Gains	Losses (b)	Estimated fair value	Amortized cost	Gains	Losses (b)	Estimated fair value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Investments at fair value through profit or loss (trading) – (e)	-	-	-	536,689	-	-	-	176,751

Investments available–for–sale
Corporate, leasing and subordinated bonds (f)	2,092,518	65,569	(46,282)	2,111,805	1,907,688	156,680	(2,155)	2,062,213
BCRP certificates of deposit (g)	1,904,727	477	(245)	1,904,959	2,964,473	1,024	(184)	2,965,313
Governments’ treasury bonds (h)	931,624	60,720	(18,455)	973,889	613,107	128,026	(356)	740,777
Assets back securities (i)	291,047	16,636	(2,656)	305,027	271,692	33,008	(187)	304,513
Participation in RAL’s funds (j)	125,777	-	-	125,777	78,751	-	-	78,751
Central Bank of Bolivia certificates of deposit (k)	116,680	140	(18)	116,802	159,312	785	-	160,097
Restricted mutual funds (l)	66,099	37,862	-	103,961	62,640	37,108	-	99,748
Participations in mutual funds	72,472	5,670	(699)	77,443	141,250	6,812	(157)	147,905
Bonds of multilateral development banks	55,234	3,682	(738)	58,178	70,935	6,737	-	77,672
Negotiable certificates of deposit	33,128	3,364	(2)	36,490	35,358	5,269	-	40,627
Hedge funds	31,384	2,028	(667)	32,745	22,283	3,307	(540)	25,050
Collateralized mortgage obligations (CMO) (m)	12,956	2,379	-	15,335	17,984	2,867	-	20,851
US Government – Agencies and Sponsored Enterprises	8,598	719	(43)	9,274	11,969	1,418	-	13,387

	5,742,244	199,246	(69,805)	5,871,685	6,357,442	383,041	(3,579)	6,736,904

Listed securities (n)	191,754	389,398	(7,708)	573,444	151,245	462,111	(2,762)	610,594
Not-listed securities	11,750	3,375	(449)	14,676	12,247	1,436	(215)	13,468

	203,504	392,773	(8,157)	588,120	163,492	463,547	(2,977)	624,062

Balances before accrued interest	5,945,748	592,019	(77,962)	6,459,805	6,520,934	846,588	(6,556)	7,360,966

Accrued interest				55,691				50,729

Balance of available–for–sale investments				6,515,496				7,411,695

(b)	Credicorp’s Management has determined that the unrealized losses of investments available-for-sale as of December 31, 2013 and 2012 are of temporary nature, considered factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. Also, Management intents and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

(c)	During the year 2013, as a result of the impairment assessment of its investments available-for-sale, the Group recorded an impairment amounting to US$1.1 million (US$0.1 million and US$1.0 million during 2012 and 2011, respectively), which is presented in the caption “Impairment loss on available-for-sale investments” of the consolidated statements of income.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest, is presented in Note 17(c).

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2013 and 2012, the maturities and the annual market rates of the investments available for sale are as follows:

Investments available-for-sale	Maturity		Annual effective interest rates
	2013	2012	2013						2012
			S/.		US$		Other currencies		S/.		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate, leasing and subordinated bonds	Jan-2014 / Nov-2067	Jan-2013 / Nov-2067	2.45	10.73	0.03	20.76	3.10	6.25	2.84	8.07	0.05	21.10	1.49	5.78
BCRP certificates of deposit	Jan-2014 / May-2015	Jan-2013 / May-2014	3.54	4.11	0.15	0.15	-	-	3.76	4.09	-	-	-	-
Governments’ treasury bonds	Jan-2014 / Nov-2050	Jan-2013 / Nov-2050	2.07	7.15	0.11	6.25	0.62	3.19	2.67	3.80	0.07	5.82	0.57	0.57
Assets back securities	May-2014 / Sep-2039	Mar-2013 / May-2032	4.04	9.26	1.83	8.35	5.37	8.44	0.61	4.40	1.90	5.42	6.94	8.44
Central Bank of Bolivia certificates of deposit	Jan-2014 / Oct-2014	Jan-2013 / Mar-2014	-	-	-	-	0.93	3.66	-	-	-	-	-	2.80
Bonds of multilateral development banks	Oct-2014/ Jun- 2019	May-2013 / Jun-2022	4.97	5.37	1.98	6.78	-	-	0.32	0.34	0.20	3.28	-	-
Certificates of deposit	Jan-2014 / Mar-2029	Mar-2013 / Mar-2019	1.03	6.87	2.92	2.92	-	-	0.02	5.40	3.08	3.08	1.10	1.20
Collateralized mortgage obligations (CMO)	Feb-2014 / May-2036	Oct-2013 / May-2036	-	-	1.98	8.72	-	-	-	-	0.95	8.95	-	-
US Government – Agencies and sponsored enterprises	Jul-2014 / Jun-2043	Jul-2014 / Oct-2041	-	-	0.21	4.52	-	-	-	-	0.31	3.41	-	-

(e)	As of December 31,2013, the balance includes mainly 9,776 BCRP certificates of deposit (securities issued at discount through public auctions, negotiated in the Peruvian secondary market and settled in Nuevos Soles) amounting to US$348.1 million, governments’ treasury bonds for an amount of US$63.0 million and Exchange-Traded Funds (ETF) for an amount of US$60.2 million (Governments’ treasury bonds, participation in mutual funds and corporate bonds amount to US$53.0 million, US$38.5 million and US$ 30.8 million, respectively, as of December 31, 2012).

(f)	The unrealized losses on these investments as of December 31, 2013, corresponded to 343 items of which the highest individual unrealized loss amounts to approximately US$3.2 million (88 items and US$0.3 million, respectively, as of December 31, 2012).

(g)	As of December 31, 2013, the Group maintains 53,778 BCRP certificates of deposit (77,267 BCRP certificates of deposit as of December 31, 2012).

(h)	As of December 31, 2013, includes mainly debt instruments issued by the Peruvian Government in Nuevos Soles for an amount of US$630,3 million, in U.S. Dollars for an amount of US$138.3 million and in Euros for an amount of US$53.8, the Colombian Government in U.S. Dollars for US$79.8 million and the U.S. Government in U.S Dollars for US$48.7 million (US$371.9 million, US$176.9 million and US$44.5, respectively, issued by the Peruvian Government, US$79.9 million issued by the Colombia Government and US$39.1 million issued by the U.S. Government, as of December 31, 2012).

As of December 31, 2013, the Group maintains cross currency swaps (“CCS”) designated as cash flow hedges of certain fix bonds denominated in Nuevos Soles and Euros issued by the Peruvian Government for a notional amount of US$126.6 million (US$ 124.8 million as of December, 31, 2012), see note 12(b); through CCS these bonds were economically converted to U.S. Dollars at fix rate.

(i)	Assets back securities are secured by a specified pool of underlying assets and are mainly traded in the Peruvian over-the-counter market. Pools of underlying assets are made up of receivables with predictable future payments. As of December 31, 2013 and 2012, the balance includes US$99.1 million and US$124.4 million, respectively of financial instruments issued by Hunt Oil Company (the originator). The underlying assets are future receivables from the sale of hydrocarbons extracted in Peru. At those dates, the bonds have semiannual payments until 2025.

(j)	These funds amount approximately to US$39.1 million in Bolivianos and US$86.6 million in U.S. Dollars, (US$35.6 million and US$43.2 million, respectively, as of December 31, 2012) and comprise investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required to all banks established in Bolivia.

(k)	As of December 31, 2013 and 2012, certificates of deposits issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

Notes to the consolidated financial statements (continued)

(l)	Restricted mutual funds comprise participation quotas in the private pension funds managed by the Group as required by Peruvian regulations. They have disposal restrictions and their profitability is the same as the one obtained by the private pension funds managed.

(m)	Collaterized mortgage obligations correspond to senior tranches.

(n)	As of December 31, 2013, the unrealized gains on listed securities arises mainly from shares in Banco de Crédito e Inversiones de Chile (BCI Chile), Alicorp S.A.A., Inversiones Centenario S.A.A. and Edelnor S.A.A., which amounted to US$161.0, US$97.0, US$54.3 and US$52.2 million, respectively (US$208.4, US$98.3, US$66.1 and US$54.3 million, respectively, as of December 31, 2012).

(o)	As of December 31, 2013, the Group maintains interest rate swaps, which were designated as fair value hedges of fix rate bonds denominated in U.S. Dollars issued by the Peruvian Government, corporate and international financial entities, for a notional amount of US$330.7 million (US$53.5 million as of December 31, 2012), see Note 12(b); through the interest rate swaps these bonds were economically converted to variable interest rate.

(p)	Investments held-to-maturity is as follows:

	2013	2012
	US$(000)	US$(000)

Bonds of foreign governments	100,708	104,879
Peruvian sovereign bonds	95,494	106,955
Peruvian treasury bonds	41,694	43,288

	237,896	255,122

Accrued interest	4,314	4,541

Total	242,210	259,663

As of December 31, 2013 and 2012, the fair value of held-to-maturity investments amounts to US$229.3 and US$262.5 million, respectively, with maturities between March 2019 and August 2020 and August 2020. At those dates, investments bear interest at an annual effective interest rate of 3.80 percent for bonds issued in Nuevos Soles and between 1.55 and 1.96 percent for bonds issued in U.S. Dollars.

Credicorp’s Management has determined that the difference between amortized cost and fair value of investment held-to-maturity is of temporary nature, due to the risk category of the investments (Brasil and Colombia are rated “BBB” and Mexico and Peru are rated “BBB+“) and Credicorp’s intent and ability to hold each investment until its maturity.

Notes to the consolidated financial statements (continued)

(q)	As of December 31, 2013, the Group entered into Repo transactions over corporate, multilateral development banks and governments’ bonds accounted for as investments available-for-sale for an estimated fair value of US$756.9 million (US$501.0 million as of December 31, 2012); the related liability is presented in the caption “Payables from repurchase agreements and security lending” of the consolidated statements of financial position, see Notes 5(b)(*) and 12(e).

Also, as of December 31, 2013, the Group entered into Repo transactions over investments held-to-maturity for an estimated fair value US$229.3 (US$ 262.5 million as of December 31, 2012) as described in (p) above. The related liability is presented in the caption “Payables from repurchase agreements and security lendings” of the consolidated statements of financial position, see Notes 5(b).

(r)	Investments at fair value through profit or loss (trading), available-for-sale and held-to-maturity classified by contractual maturity are as follows:

	2013
	Trading	Available-for-sale	Held-to-maturity
	US$(000)	US$(000)	US$(000)

Up to 3 months	50,887	981,362	-
From 3 months to 1 year	279,355	1,297,320	-
From 1 to 3 years	54,857	527,695	-
From 3 to 5 years	4,319	657,913	-
Over 5 years	59,306	2,066,597	237,896
Without maturity	87,965	928,918	-

Total	536,689	6,459,805	237,896

	2012
	Trading	Available-for-sale	Held-to-maturity
	US$(000)	US$(000)	US$(000)

Up to 3 months	2,017	1,166,594	-
From 3 months to 1 year	19,882	1,716,156	-
From 1 to 3 years	8,993	1,009,905	-
From 3 to 5 years	7,152	457,729	-
Over 5 years	59,766	2,035,066	255,122
Without maturity	78,941	975,516	-

Total	176,751	7,360,966	255,122

Notes to the consolidated financial statements (continued)

7.	Loans, net
(a)	This item is made up as follows:

	2013	2012
	US$(000)	US$(000)
Direct loans -
Loans	15,941,433	14,593,949
Leasing receivables	3,072,970	2,967,852
Credit card receivables	2,224,679	2,311,329
Discounted notes	536,508	557,328
Factoring receivables	297,604	326,497
Advances and overdrafts	163,395	55,881
Refinanced loans	133,035	142,207
Past due and under legal collection loans	514,223	372,431

	22,883,847	21,327,474
Add (less) -
Accrued interest	170,645	159,716
Unearned interest	(26,969)	(15,546)
Allowance for loan losses (d)(*)	(809,892)	(699,022)

Total direct loans, net	22,217,631	20,772,622

Indirect loans, Note 20(a)	4,664,319	4,520,107

(b)	Loans by class are as follows:

	2013	2012
	US$(000)	US$(000)

Commercial loans	13,147,336	12,040,452
Residential mortgage loans	3,839,223	3,485,487
Consumer loans	3,079,643	2,965,277
Micro-business loans	2,817,645	2,836,258

Total	22,883,847	21,327,474

(c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

Notes to the consolidated financial statements (continued)

(d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2013
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	153,732	52,396	254,429	283,951	744,508
Provision	94,445	1,296	112,931	244,890	453,562
Recoveries of written-off loans	17,098	3,384	11,246	19,787	51,515
Loan portfolio written-off	(95,990)	(1,799)	(63,140)	(204,077)	(365,006)
Translation result	(8,843)	(3,552)	(5,817)	(12,715)	(30,927)

Ending balances (*)	160,442	51,725	309,649	331,836	853,652

	2012
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	121,715	46,745	186,074	203,652	558,186
Provision	45,725	1,746	138,175	192,195	377,841
Recoveries of written-off loans	15,626	3,196	9,546	17,933	46,301
Loan portfolio written-off	(31,111)	(559)	(79,657)	(134,462)	(245,789)
Translation result	1,777	1,268	291	4,633	7,969

Ending balances (*)	153,732	52,396	254,429	283,951	744,508

	2011
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	113,565	42,224	139,089	153,719	448,597
Provision	28,149	2,042	64,672	120,035	214,898
Recoveries of written-off loans	12,380	2,794	10,949	15,319	41,442
Loan portfolio written-off	(34,443)	(1,265)	(30,462)	(89,239)	(155,409)
Translation result	2,064	950	1,826	3,818	8,658

Ending balances (*)	121,715	46,745	186,074	203,652	558,186

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately US$ 809.9 million and US$ 43.8 million, respectively, as of December 31, 2013 (approximately US$699.0 million and US$45.5 million; and US$519.7 million and US$38.5 million, as of December 31, 2012 and 2011, respectively). The allowance for indirect loan losses is included in the caption “Other liabilities” of the consolidated statements of financial position, Note 12(a).

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2013, 2012 and 2011 has been established in accordance with IAS 39 and is sufficient to cover incurred losses on the loan portfolio.

Notes to the consolidated financial statements (continued)

(e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

(f)	For the years 2013 and 2012, the Group has not recorded in the consolidated statements of income interest on past due for more than 90 days and under legal collection because of such interest is excluded from interest income until collected. Interest income that would have been recorded for these loans in accordance with their original contract terms and have not been recognize as income amounts to approximately US$98.2 million, US$72.2 million and US$49.8 million as of December 31, 2013, 2012 and 2011, respectively.

(g)	As of December 31,2012, the Group has hedged through “Cross Currency Swap” a group of assets (loans) at fixed rate and denominated in Nuevos Soles for a notional amount of US$3.8 million, see Note 12(b); as a result, these loans were economically converted to US$ Dollars at fixed exchange rate. During December 2013, the Group carried out the early settlement of CCS’s rights; as a result, no significant results were recorded in the consolidated statement of income.

(h)	As of December 31, 2013 and 2012, the direct gross loan portfolio classified by maturity, based on the remaining period to repayment date is as follows:

	2013	2012
	US$(000)	US$(000)

Outstanding loans -
Up to 1 year	10,511,918	9,264,448
From 1 to 3 years	4,689,248	4,582,346
From 3 to 5 years	2,702,960	2,642,616
Over 5 years	4,465,498	4,465,633

Past due loans -
Up to 4 months	214,779	148,709
Over 4 months	181,423	100,338
Under legal collection	118,021	123,384

Total	22,883,847	21,327,474

Notes to the consolidated financial statements (continued)

8.	Financial assets designated at fair value through profit or loss
(a)	This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

Unit linked financial assets (b)	87,575	74,323
Indexed certificates (c)	19,701	32,815

	107,276	107,138

(b)	The Group issues unit linked life insurance contracts whereby the policyholder bears the investment risk on the assets held in the unit linked funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund. For the year 2013, the loss resulting from the difference between cost and estimated fair value for these financial assets amounted to approximately US$5.0 million (gain of US$6.8 million for the year 2012) and is presented in the caption “Net loss on financial assets designated at fair value through profit or loss” of the consolidated statements of income (“Net gain on financial assets designated at fair value through profit or loss” for the year 2012). The offsetting of this effect is included in gross premiums which are part of the caption “Net premiums earned” of the consolidated statements of income, see Note 23.

(c)	In connection with the liabilities that result from Credicorp’s stock appreciation rights (SARs), (Note 19(a)), BCP signed several contracts with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited, Citigroup Capital Market Inc. (collectively hereinafter “Citigroup”) and Credit Agricole Corporate and Investment Bank (hereinafter “Calyon”).

These contracts consist of the purchase of certificates indexed to the performance of Credicorp Ltd. (BAP) shares, in the form of “warrants” issued by Citigroup and Calyon, with the same number of Credicorp Ltd. shares. These certificates will be settled totally or partially at any moment exclusively in cash with maturity until 2014.

As of December 31, 2013 and 2012, the Group had 144,914 and 214,914 certificates at a total cost of US$9.9 million and US$13.5 million, respectively (US$68.6 and US$63.0 per certificate as of December 31, 2013 and 2012, respectively). During the years 2013 and 2012, the Group settled 70,000 and 141,000 certificates, respectively.

For the year 2013, the net loss generated by the indexed certificates is comprised by the loss arising from their valuation, approximately US$7.9 million (gain of US$1.4 million for the year 2012), plus the gain resulting from their settlement, approximately US$6.2 million (gain of US$10.1 million for the year 2012), and has been recorded in the caption “Net loss on financial assets designated at fair value through profit or loss” of the consolidated statements of income (“Net gain on financial assets designated at fair value through profit or loss” for the year 2012).

Notes to the consolidated financial statements (continued)

9.	Receivable and payable accounts from insurance contracts
(a)	As of December 31, 2013 and 2012, the caption “Premiums and other policies receivable” of the consolidated statements of financial position includes balances which primarily due in a current period, have no collaterals and present no material past due balances.

(b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable	2013	2012
	US$(000)	US$(000)

Beginning balances	167,460	151,080
Reported claims of premiums ceded, Note 24	59,698	62,508
Premiums ceded unearned during the year, Note 23(a) (**)	4,495	597
Premiums assumed	18,923	14,722
Settled claims of premiums ceded by facultative contracts	18,697	26,094
Collections and other, net	(62,217)	(87,541)

Ending balances	207,056	167,460

Accounts receivable as of December 31, 2013 and 2012, include US$61.0 million and US$56.5 million, respectively, which correspond to the unearned portion of the ceded premiums to the reinsurers.

Accounts payable	2013	2012
	US$(000)	US$(000)

Beginning balances	68,536	75,366
Premiums ceded to reinsurers in facultative contracts, Note 23(a) (**)	128,057	101,023
Coinsurance granted	2,983	4,462
Payments and other, net	(116,393)	(112,315)

Ending balances	83,183	68,536

Accounts payable to reinsurers are primarily related to the proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess of loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period. The net movement of the accounts payable of automatic contracts (mainly excess of loss) for the years 2013 and 2012 amount to US$50.1 million and U$52.2 million, respectively, in which are included in the caption “Premiums ceded to reinsurers, net” of the consolidated statements of income, see Note 23(a) (**).

Notes to the consolidated financial statements (continued)

10.	Property, furniture and equipment, net
(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2013 and 2012, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	133,698	391,363	151,071	131,092	192,318	55,729	45,748	1,101,019	943,565
Additions	65,065	9,930	4,632	12,845	15,918	11,706	78,130	198,226	162,217
Business acquisitions, Note 2(a)	-	-	-	-	-	-	-	-	21,763
Transfers	3,405	15,549	11,139	6,609	4,987	(259)	(41,430)	-	-
Sales, disposals and other	(4,600)	(102)	(1,513)	(3,229)	(8,081)	(5,532)	-	(23,057)	(26,526)

Balance as of December 31	197,568	416,740	165,329	147,317	205,142	61,644	82,448	1,276,188	1,101,019

Accumulated depreciation -
Balance as of January 1	-	178,780	98,242	74,820	132,214	26,664	-	510,720	471,132
Depreciation for the year	-	10,945	10,427	8,597	19,040	5,862	-	54,871	53,432
Business acquisitions, Note 2(a)	-	-	-	-	-	-	-	-	3,199
Sales, disposals and other	-	(92)	(973)	(1,494)	(7,206)	(2,374)	-	(12,139)	(17,043)

Balance as of December 31	-	189,633	107,696	81,923	144,048	30,152	-	553,452	510,720

Net book value	197,568	227,107	57,633	65,394	61,094	31,492	82,448	722,736	590,299

(b)	Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

(c)	During 2013 and 2012 the Group, as part of its annual infrastructure investing, has made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies. Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with its corporate policies.

(d)	Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2013 and 2012 there is no evidence of impairment of the Group’s property, furniture and equipment.

Notes to the consolidated financial statements (continued)

11.	Intangibles assets and goodwill, net
(a)	Intangible assets –

The movement of finite useful live intangible assets for the years ended December 31, 2013 and 2012, is as follows:

Description	Client relationships (i)	Rights of use	Brand name (ii)	Fund Manager Contract (iii)	Software and developments	Other	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1	125,350	20,000	52,949	46,753	300,967	63,067	609,086	443,063
Additions	-	-	-	-	57,705	52,297	110,002	63,630
Business acquisitions 2(a)	-	-	-	-	-	-	-	105,543
Transfers	-	-	-	-	39,332	(39,332)	-	-
Disposals and other	(418)	709	2,695	(2,566)	(15,403)	3,154	(11,829)	(3,150)

Balance as of December 31	124,932	20,709	55,644	44,187	382,601	79,186	707,259	609,086

Accumulated amortization -
Balance as of January 1	30,700	5,333	4,453	-	178,052	11,286	229,824	176,615
Amortization for the year	7,578	4,065	3,676	2,420	47,969	465	66,173	55,078
Disposals and other	(97)	-	2,443	(564)	(2,149)	-	(367)	(1,869)

Balance as of December 31	38,181	9,398	10,572	1,856	223,872	11,751	295,630	229,824

Net book value	86,751	11,311	45,072	42,331	158,729	67,435	411,629	379,262

During 2013, additions were related to the implementation of a technological platform, which is used for the administration of the insurance segment, and to develop applications related to customer and business care center in order to enhance the operationally of banking segment, among others. During 2012, additions were related to implementation and development of several IT projects (Implementation of treasury solutions, windows system, CRM for wholesale banking, basic information of clients, among others).

Notes to the consolidated financial statements (continued)

(i)	Client relationships -

This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

Prima AFP – AFP Unión Vida	56,848	61,267
IM Trust	11,733	13,728
Correval	8,776	11,010
Edyficar	3,781	4,438
Private hospitals	5,613	4,207

Book value, net	86,751	94,650

(ii)	Brand name -

This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

Correval	12,994	14,087
Private hospitals	13,034	14,043
Edyficar	10,370	11,028
IM Trust	8,674	9,338

Book value, net	45,072	48,496

(iii)	Fund manager contract -

This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

Correval	24,709	27,173
IM Trust	17,622	19,580

Book value, net	42,331	46,753

Management has assessed at each reporting date that there was no indication that client relationships, rights of use, brand name, fund manager contract and software and developments may be impaired.

Notes to the consolidated financial statements (continued)

(b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2013	2012
	US$(000)	US$(000)
Goodwill -
IM Trust, Note 2(a)	80,681	109,948
Private hospitals, Notes 2(a) and 2(b)	69,350	86,825
Edyficar	50,696	50,696
Prima AFP – AFP Unión Vida	44,594	44,594
Correval, Note 2(a)	36,106	39,376
Banco de Crédito del Perú	18,733	18,733
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	13,007	13,007
Atlantic Security Holding Corporation	10,660	10,660
Corporación Novasalud Perú S.A. EPS	3,744	3,744
Willis Corredores de Seguros S.A.	1,748	2,784

Book value, net	329,319	380,367

The recoverable amount of all CGUs has been determined based on value in use calculations, determined by discounting the future cash flows expected to be generated from the continuing use of the CGU.

The following table summarizes the key assumptions used for value in use calculations in 2013 and 2012:

	As of December 31, 2013
Description	Terminal value growth rate	Discount rate
	%	%

IM Trust	5.25	12.02
Private hospitals	2.95	9.95
Edyficar	4.00	12.70
Prima AFP – AFP Unión Vida	1.80	9.03
Correval	3.80	12.96
Banco de Crédito del Perú	4.00	12.27
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	2.00	10.90
Atlantic Security Bank	2.00	8.13
Willis Corredores de Seguros S.A.	2.00	18.40

Notes to the consolidated financial statements (continued)

	As of December 31, 2012
Description	Terminal value growth rate	Discount rate
	%	%

IM Trust	4.90	10.34
Private hospitals	3.50	7.97
Edyficar	3.00	9.41
Prima AFP – Unión Vida	1.20	7.82
Correval	3.80	9.36
Banco de Crédito del Perú	3.00	10.53
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	2.50	9.94
Atlantic Security Bank	3.00	4.84
Willis Corredores de Seguros S.A.	2.50	11.40

Five years of cash flows were included in the discounted cash flow model. The growth rate estimates are based on past performance and management’s expectations of market development. A long-term growth rate into perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the risks specific to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market risk specific premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

For the period ended December 31, 2013, the Group recorded a gross impairment loss amounting to US$19.3 million for IM Trust as a result of the assessment of the recoverable amount of IM Trust’s CGU, which amounts to US$162.2 million and its declines this year due to lower generated revenues in comparison to revenues originally budgeted by the Management. In addition, the Group recorded a gross impairment loss amounting to US$1.0 million for Willis Corredores de Seguros S.A.

During 2013, the total gross impairment recorded by the Group is presented in the caption “Impairment loss on Goodwill” of the consolidated statements of income (During 2012, there was no impairment in the recorded goodwill).

The key assumptions described above may change as economic and market conditions change. The Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGU to decline below the carrying amount.

Notes to the consolidated financial statements (continued)

Thereon, the most critical assumption for calculating the goodwill impairment of IM Trust is the corresponding to the discount rate. In this sense, if the rate had risen 0.5 percent, the impairment would have increased by approximatelyUS$12.2 million; on the other hand, if the rate had dropped 0.5 percent, the impairment would have decreased by approximately US$13.9 million.

12.	Other assets and other liabilities
(a)	These items are made up as follows:

	2013	2012
	US$(000)	US$(000)
Other assets
Financial instruments
Accounts receivable	221,044	248,963
Derivatives receivable (b)	165,236	159,364
Cash collateral on repurchase agreements and others (e)	65,025	68,680
Operations in process (c)	7,587	20,368

	458,892	497,375

Non-financial instruments
Value added tax credit	211,875	261,757
Deferred income tax asset, Note 18(c)	121,905	144,508
Income tax prepayments, net	72,061	102,260
Prepaid expenses	119,991	105,915
Deferred fees	53,028	49,875
Investments in associates	22,781	29,725
Seized assets, net	8,982	10,405
Other	9,826	15,970

	620,449	720,415

Total	1,079,341	1,217,790

Other liabilities
Financial instruments:
Accounts payable	380,218	360,152
Payroll, salaries and other personnel expenses	153,962	196,556
Derivatives payable (b)	154,316	166,158
Put options written on non-controlling interest, Note 2(c)	121,906	121,772
Allowance for indirect loan losses, Note 7(d)	43,759	45,486
Operations in process (c)	16,272	32,210
Account payable for acquisition of subsidiary, Note 2(a)	-	20,643

	870,433	942,977

Non-financial instruments
Deferred income tax liability, Note 18(c)	126,550	168,499
Contributions	34,995	9,245
Provision for sundry risks (d)	38,345	39,070
Other	68	3,158

	199,958	219,972

Total	1,070,391	1,162,949

Notes to the consolidated financial statements (continued)

(b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place changes.

The table below presents as of December 31, 2013 and 2012, the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured, see Note 20(a).

		2013				2012				2013 and 2012
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Hedged instrument
		US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)

Derivatives held for trading (i) -
Forward exchange contracts		62,946	45,338	5,646,115	Between January 2014 and September 2018	74,955	59,379	5,831,227	Between January 2013 and October 2014	-
Interest rate swaps		21,645	16,773	2,047,635	Between March 2014 and August 2024	30,028	29,387	1,310,895	Between January 2013 and December 2022	-
Currency swaps		34,058	49,571	1,956,601	Between January 2014 and December2023	26,931	16,975	588,839	Between March 2013 and September 2022	-
Options		2,613	8,702	477,162	Between January and December 2014	433	423	95,288	Between January and July 2013	-

		121,262	120,384	10,127,513		132,347	106,164	7,826,249

Derivatives held as hedges -
Cash flow hedges (ii):
Interest rate swaps (IRS)	5(b)(*)	9,122	-	200,000	Between March 2019 and August 2020	-	662	200,000	Between March 2019 and August 2020	Repurchase agreements
Interest rate swaps (IRS)	14(a)(i)(*)	413	757	300,000	Between March 2014 and September 2016	-	2,774	383,333	Between April 2013 and March 2014	Due to banks
Interest rate swaps (IRS)	16(a)(iii)	-	27,186	376,724	Between January 2014 and March 2016	-	46,388	505,722	Between January 2013 and March 2016	Secured notes issued
Cross currency swaps (CCS)	6(h)	11,011	2,045	126,573	Between October 2014 and August 2020	-	3,001	124,827	Between October 2014 and August 2020	Investments available-for-sale
Cross currency swaps (CCS)	7(g)	-	-	-	-	-	210	3,824	Between March 2013 and November 2020	Loans
Cross currency swaps (CCS)	16(a)(v)	11,664	-	120,162	October 2014	15,915	-	128,855	October 2014	Bonds issued
Cross currency swaps and interest rate swaps (CCS and IRS)	16(a)(iv)	1,242	788	32,709	Between March 2014 and March 2015	11,102	2,028	60,118	Between March 2013 and March 2015	Bonds issued

Fair value hedges:
Interest rate swaps (IRS)	6(o)	10,522	3,156	330,748	Between March 2014 and September 2023	-	4,931	53,515	Between May 2013 and June 2019	Investments available-for-sale

		43,974	33,932	1,486,916		27,017	59,994	1,460,194

		165,236	154,316	11,614,429		159,364	166,158	9,286,443

Notes to the consolidated financial statements (continued)

(i)	Derivatives held for trading are principally negotiated to satisfy client’s needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IAS 39 hedging accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	As of December 31, 2013						As of December 31, 2012
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Forward exchange contracts	29,190	32,682	1,037	38	-	62,947	53,710	18,687	2,558	-	-	74,955
Interest rate swap	1,115	201	765	11,428	8,135	21,644	-	91	2,299	15,806	11,832	30,028
Currency swap	120	4,368	17,701	1,078	10,791	34,058	1,836	1,135	19,742	954	3,264	26,931
Options	1,110	1,503	-	-	-	2,613	335	98	-	-	-	433

Total assets	31,535	38,754	19,503	12,544	18,926	121,262	55,881	20,011	24,599	16,760	15,096	132,347

	As of December 31, 2013						As of December 31, 2012
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Forward exchange contracts	35,490	8,980	868	-	-	45,338	27,744	31,175	460	-	-	59,379
Interest rate swap	109	805	2,231	10,192	3,436	16,773	19	93	3,293	15,828	10,154	29,387
Currency swap	24	2,922	12,084	16,592	17,949	49,571	-	18	12,288	927	3,742	16,975
Options	7,791	911	-	-	-	8,702	299	124	-	-	-	423

Total liabilities	43,414	13,618	15,183	26,784	21,385	120,384	28,062	31,410	16,041	16,755	13,896	106,164

Notes to the consolidated financial statements (continued)

(ii)	The Group is exposed to variability in future interest cash flows on assets and liabilities in foreign currency and/or which bear interest variable rates. The Group uses derivatives financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of the deferred income tax is presented below:

	As of December 31, 2013
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cash outflows (liabilities)	437,882	248,610	16,165	242,763	945,420

Consolidated statement of income	(16,844)	(14,647)	3,702	13,920	(13,869)

	As of December 31, 2012
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cash outflows (liabilities)	382,825	513,977	30,644	273,605	1,201,051

Consolidated statement of income	(22,394)	(30,640)	6,535	(5,913)	(52,412)

As of December 31, 2013, the accumulated balance of unrealized loss on cash flow hedges recorded as other comprehensive income in the caption “Cash flow hedges reserve”, results from the current hedges (unrealized loss for approximately US$13.9 million) and the hedge designated jointly through a “Cross Currency Swap” and an “Interest Rate Swap”, which were terminated in October 2009 (unrealized gain for approximately US$6.6 million) which is being recognized over the maturity of the underlying financial instrument. Likewise, the transfer of net unrealized loss on cash flow hedges to the consolidated statements of income is presented in Note 17(c).

(c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final consolidated statements of financial position account until the first days of the following month. These transactions do not affect the Group’s net consolidated income.

Notes to the consolidated financial statements (continued)

(d)	The movement of the provision for sundry risks for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Beginning balance	39,070	29,009	19,425
Provision, Note 26	8,880	12,942	10,661
Business acquisition , Note 2(a) and (b)	-	7,339	4,044
Decreases	(9,605)	(10,220)	(5,121)

Ending balance	38,345	39,070	29,009

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

(e)	As of December 31, 2013, it corresponds mainly to restricted funds related to repurchase agreements and derivative financial instruments amount to US$40.7 million and US$11.5 million, respectively (US$68.7 million related to repurchase agreements as of December 31, 2012), see Note 5(b)(*).

13.	Deposits and obligations
(a)	This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

Demand deposits	7,947,070	8,065,131
Saving deposits	6,352,154	6,084,078
Time deposits (c)	7,519,664	7,415,710
Severance indemnity deposits	2,403,948	2,232,492
Bank’s negotiable certificates	171,625	167,542

	24,394,461	23,964,953
Interest payable	80,164	75,467

Total	24,474,625	24,040,420

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to such policy, balances that are lower than a specified amount for each type of account, do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

(b)	The amounts of non-interest and interest bearing deposits and obligations are made up as follows:

Notes to the consolidated financial statements (continued)

	2013	2012
	US$(000)	US$(000)
Non-interest
In Peru	5,641,589	5,767,705
In other countries	937,717	855,660

	6,579,306	6,623,365

Interest bearing
In Peru	16,434,223	16,033,766
In other countries	1,380,932	1,307,822

	17,815,155	17,341,588

Total	24,394,461	23,964,953

(c)	Time deposits balance classified by maturity is as follows:

	2013	2012
	US$(000)	US$(000)

Up to 3 months	5,559,147	5,218,466
From 3 months to 1 year	1,437,603	1,757,737
From 1 to 3 years	246,222	221,231
From 3 to 5 years	226,692	168,268
More than 5 years	50,000	50,008

Total	7,519,664	7,415,710

As of December 31, 2013 and 2012, in Management’s opinion, the Group’s deposits and obligations are diversified with no significant concentrations.

As of December 31, 2013 and 2012, approximately US$7,750.9 million and US$7,560.0 million, respectively, of the deposits and obligations balances, are covered by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At those dates, the “Fondo de Seguro de Depósitos” covered up to US$33,139.5 and US$35,771.0, respectively.

Notes to the consolidated financial statements (continued)

14.	Due to banks and correspondents
(a)	This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

International funds and others (i)	1,922,262	2,226,341
Promotional credit lines (ii)	463,917	332,687
Inter-bank funds	170,304	117,599

	2,556,483	2,676,627

Interest payable	9,888	9,634

Total	2,566,371	2,686,261

(i)	This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

Syndicated loans (*)	298,745	381,101
Corporación Andina de Fomento – CAF (**)	204,651	85,000
Standard Chartered Bank	190,518	140,335
Wells Fargo & Co.	150,000	78,000
China Development Bank	149,350	149,122
Banco de la Nación	125,223	47,059
Citibank N.A.	109,830	105,390
Cobank Nat. Bank	86,324	116,338
Commerzbank A.G	71,588	29,910
Bank of New York Mellon	60,000	99,000
Deutsche Bank A.G	55,571	154,161
Internacional Finance Corporation - IFC	40,072	-
Mercantil Commerzbank Miami	39,900	-
Bank of America N.A.	16,600	110,000
JP Morgan Chase Bank	-	130,068
Toronto Dominion Bank	-	98,000
Sumitomo Mitsui Banking Corp.	-	90,000
Banco Latinoamericano de Comercio Exterior	-	60,000
Other less than US$35 million	323,890	352,857

Total (***)	1,922,262	2,226,341

Notes to the consolidated financial statements (continued)

(*)	As of December 31, 2013, the balance includes two syndicated loans obtained from foreign financial entities in March 2013 and March 2011 amounting to US$150.0 million each loan, with maturity in September 2016 and March 2014, respectively, with interest payments semester at Libor 6m+1.75 percent in both loans. Likewise, as of December 31, 2013, the syndicated loans amounting to US$300 million, which are subject to variable interest rate risk, were hedged through IRS with the same notional and maturities, see Note 12(b); as a result, the loans were economically converted to fix interest rate.

As of December 31, 2012, the balance includes two syndicated loans obtained from foreign financial entities in March 2011 and October 2010 amounting to US$150.0 million and US$233.3 million, respectively, with maturity in March 2014 and October 2013, respectively, with interest payments semester at Libor 6m+1.75 percent in both loans. Likewise, as of December 31, 2012, the syndicated loans amounting to US$383.3 million, which are subject to variable interest rate risk, were hedged through IRS with the same notional and maturities, see Note 12(b); as a result, the loans were economically converted to fix interest rate.

(**)	As of December 31, 2013, the balance includes mainly three loans obtained in November 2013, February 2013 and October 2012 amounting to US$70.0 million, US$45.0 million and US$85.0 million, respectively, with maturities during the year 2014 (one loan amounting to US$85.0 million as of December 31, 2012).

(***)	As of December 31, 2013, the loans have maturities between January 2014 and October 2022 (between January 2013 and October 2022 as of December 31, 2012) and accrued annual interests at rates that ranged between 0.53 and 9.50 percent (between 0.50 and 10.0 percent as of December 31, 2012).

(ii)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronym, respectively) to promote the development of Peru, they have maturities between June 2014 and December 2035 and their annual interest rates are between 5.50 and 7.75 percent (between May 2013 and December 2035 and annual interest rate between 6.00 and 7.75 percent as of December 31, 2012). These credit lines are secured by a loan portfolio amounting to US$463.9 and US$332.7 million as of December 31, 2013 and 2012, respectively.

Some due to banks and correspondents include standard covenants related to financial ratios, use of funds and other administrative matters, which in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the dates of the consolidated financial statements.

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2013 and 2012, maturities of due to banks and correspondents are shown below, based on the remaining period to the repayment date:

	2013	2012
	US$(000)	US$(000)

Up to 3 months	688,846	898,085
From 3 months to 1 year	892,620	872,282
From 1 to 3 years	606,781	377,932
From 3 to 5 years	65,516	254,938
More than 5 years	302,720	273,390

Total	2,556,483	2,676,627

(c)	As of December 31, 2013 and 2012, credit lines granted by several local and foreign financial institutions, available for future operating activities amounted to US$2,848.3 million and US$2,891.7 million, respectively.

15.	Insurance claims reserves and technical reserves
(a)	This item is made up as follows:

	2013
	Claims reserves		Technical reserves	Total
	Direct	Assumed
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	131,260	201	1,183,749	1,315,210
General insurance	152,772	13,495	205,136	371,403
Health insurance	56,374	-	40,453	96,827

Total	340,406	13,696	1,429,338	1,783,440

	2012
	Claims reserves		Technical reserves	Total
	Direct	Assumed
	US$(000)	US$(000)	US$(000)	US$(000)

Life insurance	129,260	-	1,067,727	1,196,987
General insurance	116,913	15,487	189,267	321,667
Health insurance	54,848	8	41,489	96,345

Total	301,021	15,495	1,298,483	1,614,999

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Notes to the consolidated financial statements (continued)

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in the caption “Accounts receivable from reinsurers and coinsurers” of the consolidated statements of financial position, see note 9.

As of December 31, 2013, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of US$38.8, US$5.8 and US$33.0 million, respectively (US$44.4, US$1.2 and US$28.9 million, respectively, as of December 31, 2012).

During 2013 and previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. Retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2013 and 2012.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

The movement for the years ended December 31, 2013 and 2012 of insurance claims and technical reserves is as follows:

(b)	Insurance claims reserves (direct and assumed):

	2013
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	129,260	132,400	54,856	316,516
Claims, Note 24	176,211	157,893	263,976	598,080
Payments	(161,546)	(123,574)	(257,690)	(542,810)
Translation result	(12,464)	(452)	(4,768)	(17,684)

Ending balances	131,461	166,267	56,374	354,102

Notes to the consolidated financial statements (continued)

	2012
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	100,940	113,037	44,725	258,702
Claims, Note 24	166,249	140,747	220,972	527,968
Payments	(124,735)	(121,206)	(214,133)	(460,074)
Translation result	(13,194)	(178)	3,292	(10,080)

Ending balances	129,260	132,400	54,856	316,516

(c)	Technical reserves:

	2013
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	1,067,727	189,267	41,489	1,298,483
Time course expenses and other	42,381	-	-	42,381
Unearned premium and other technical reserves variation, net	7,622	14,954	2,171	24,747
Insurance subscriptions	114,518	-	-	114,518
Payments	(44,131)	-	-	(44,131)
Translation result	(4,368)	915	(3,207)	(6,660)

Ending balances	1,183,749	205,136	40,453	1,429,338

	2012
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balances	901,175	186,470	31,951	1,119,596
Time course expenses and other	34,541	-	-	34,541
Unearned premium and other technical reserves variation, net	11,233	2,375	8,362	21,970
Insurance subscriptions	168,641	-	-	168,641
Payments	(41,765)	-	-	(41,765)
Translation result	(6,098)	422	1,176	(4,500)

Ending balances	1,067,727	189,267	41,489	1,298,483

Notes to the consolidated financial statements (continued)

As of December 31, 2013 and 2012, no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival annuities and individual life (included unit linked insurance contracts) reserves as of those dates, were the following:

	As of December 31, 2013		As of December 31, 2012
Modality	Mortality table	Technical rates	Mortality table	Technical rates

Annuities	RV – 2009, B- 2006 and MI - 2006	3.50% - 6.03% in US$ 3.50% -5.13% in adjusted US$ 1.50% - 3.56% in S/. 4.50% - 5.61% in adjusted S/.	RV – 2009, B- 2006 and MI - 2006	3.50% - 6.03% in US$ 3.50% -5.13% in adjusted US$ 1.50% - 3.56% in S/. 4.50% - 5.59% in adjusted S/. 1.24% - 3.00% in S/.

Disability and survival (*)	B - 85, B – 85 adjusted, MI – 85	2.30% y 3.00% in S/. 4.77% in adjusted en S/. and 3.53% - 3.62% in adjusted US$	B - 85, B – 85 adjusted, MI – 85	4.54% - 4.55% in adjusted S/. and 3.53% - 3.62% in adjusted in US$

Individual life insurance contracts (included unit linked insurance contracts)	CS0 80 adjusted	4.00% - 5.00% in US$	CS0 80 adjustable	4.00% - 5.00% in US$

(*) This item includes retirements for complementary Work Risk Insurance (SCTR by its Spanish acronym)

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2013 and 2012, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival annuities contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, being the results as follows:

	As of December 31, 2013			As of December 31, 2012
		Variation of the reserve			Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage	Amount of the reserve	Amount	Percentage
	US$(000)	US$(000)%		US$(000)	US$(000)%

Portfolio in S/. - Basis amount	547,030			500,730
Changes in interest rates: + 100 bps	576,303	(70,727)	(21.98)	453,897	(46,832)	(9.35)
Changes in interest rates: - 100 bps	733,758	86,728	27.18	556,975	56,245	11.23
Changes in Mortality tables to 105%	641,135	(5,895)	(1.58)	495,485	(5,245)	(1.05)
Changes in Mortality tables to 95%	653,274	6,244	1.67	506,263	5,533	1.11

Portfolio in U.S. Dollars - Basis amount	508,192			389,364
Changes in interest rates: + 100 bps	461,291	(46,901)	(20.81)	346,051	(43,313)	(11.12)
Changes in interest rates: - 100 bps	564,462	56,269	25.47	442,560	53,196	13.66
Changes in Mortality tables to 105%	502,613	(5,549)	(2.16)	385,906	(3,459)	(0.89)
Changes in Mortality tables to 95%	514,048	5,856	2.29	393,027	3,662	(0.94)

Notes to the consolidated financial statements (continued)

16.	Bonds and notes issued
(a)	This item is made up as follows:

	Weighted annual interest rate	Interest payment	Maturity	Issued amount		2013	2012
				(000)		US$(000)	US$(000)
	%
Senior Notes – (i)	5.38	Semi-annual	September 2020	US$	800,000	795,115	790,446

Senior Notes – (i)	Between 4.25 y 4.75	Semi-annual	Between March 2016 and April 2023	US$	700,000	697,361	694,037

Senior Notes – (ii)	4.25	Semi-annual	April 2023	US$	350,000	343,709	-

CCR Inc. MMT 100 – Secured notes – (iii)
2006 Series A Floating Rate Certificates	Libor 1m + 24 bps	Monthly	March 2016	US$	100,000	16,274	22,364
2008 Series A Fixed Rate Certificates	6.27	Monthly	June 2015	US$	150,000	41,207	66,173
2008 Series B Floating Rate Certificates	Libor 1m + 25 bps	Monthly	December 2015	US$	150,000	57,500	87,112
2010 Series B Floating Rate Certificates	Libor 1m + 57.6 bps	Monthly	March 2016	US$	100,000	30,223	41,399
2010 Series C Floating Rate Certificates	Libor 1m + 44.5 bps	Monthly	July 2017	US$	350,000	238,704	279,247
2010 Series D Floating Rate Certificates	Libor 1m + 36.1 bps	Monthly	July 2014	US$	150,000	23,987	66,896
2012 Series A y B Floating Rate Certificates	Libor 1m + 22.5 bps	Monthly	July 2017	US$	150,000	150,000	148,976
2012 Series C Fixed Rate Certificates	4.75	Monthly	July 2022	US$	315,000	315,000	312,785

						872,895	1,024,952

Corporate bonds – (iv)
First program
Tenth issuance Series B	8.00	Quarterly	March 2013	S/.	10,000	-	3,922

Second program
First issuance (Series A y B)	6.83	Semi-annual	Between December 2014 and March 2015	S/.	275,000	40,250	80,045
First and second issuance (Series A) – Edyficar	5.49	Semi-annual	Between April 2015 and January 2016	S/.	130,000	44,156	49,411
Third issuance (Series A and B)	7.72	Quarterly	Between June and July 2018	S/.	200,000	70,434	76,302

Third program
First issuance (Series A) - Edyficar	5.28	Semi-annual	November 2016	S/.	62,108	19,717	-

Fourth Program
Fourth issuance (Series A, B, C y D)	6.41	Semi-annual	Between July and December 2014	S/.	233,414	62,349	70,360
Fifth issuance (Series A)	5.31	Semi-annual	September 2013	S/.	50,000	-	19,608
Eight issuance (Series A)	3.75	Semi-annual	January 2014	US$	91,000	87,997	89,000
Ninth issuance (Series A)	6.22	Semi-annual	November 2016	S/.	128,000	45,764	49,957
Tenth issuance (Series A, B and C)	5.92	Semi-annual	Between December 2021 and November 2022	S/.	550,000	191,605	210,298

BCP Emisiones Latam 1 S.A. (First issuance - Series A) – (v)	4.00	Semi-annual	October 2014	Ch UF	2,700	119,967	128,490

						682,239	777,393

Notes to the consolidated financial statements (continued)

	Weighted annual interest rate	Interest payment	Maturity	Issued amount		2013	2012
				(000)		US$(000)	US$(000)
	%
Subordinated notes - (vi)	6.13	Semi-annual	April 2027	US$	520,000	530,404	348,015

Subordinated notes – (vii)	6.88	Semi-annual	September 2026	US$	350,000	322,943	327,708

Junior subordinated bonds – (viii)	9.75	Semi-annual	November 2069	US$	250,000	224,006	223,374

Subordinated bonds
First issuance (Series A)	6.22	Semi-annual	May 2027	S/.	15,000	5,367	5,882
First issuance (Series A) – PPS	6.97	Quarterly	November 2026	US$	60,175	55,203	55,174
First, second and third issuance (Series A) – Edyficar	7.44	Semi-annual	Between October 2021 and December 2022	S/.	110,000	38,899	43,137
Fourth issuance (Series A, B, C y D)	7.82	Quarterly	Between February and May 2016	US$	113,822	98,822	98,789

First issuance – Second program (Series A y B)	5.75	Semi-annual	Between September and October 2013	US$	20,000	-	8,078
Issuance I – Credit bonds Bolivia	6.25	Annual	August 2028	US$	70,000	10,319	-

						208,610	211,060

Negotiable certificate of deposit – (ix)	7.45	Semi-annual	October 2022	S/.	483,280	169,188	177,386

Subordinated negotiable certificates of deposit - (x)	6.88	Semi-annual	Between November 2021 and September 2026	US$	129,080	119,924	119,239

Leasing bonds - First program – (xi)
Sixth issuance (Series A)	8.72	Quarterly	August 2018	S/.	100,000	35,778	39,216

						5,002,172	4,732,826
Interest payable						54,543	50,562

Total						5,056,715	4,783,388

Notes to the consolidated financial statements (continued)

(i)	BCP can redeem in whole or in a part these notes at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity or redemption.

(ii)	The Group can redeem in whole or in a part these notes at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 50 basis points. Payment of principal will take place at the date of maturity or redemption.

(iii)	All issuances are secured by the collection of BCP´s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

As of December 31, 2013, cash flows of issuances in 2006 with series “A”, in 2008 with series “B” and in 2010 with series “B”, "C" and D", which are subject to variable interest rates, have been hedged through interest rate swaps (IRS) for a notional amounting to US$376.7 million (US$505.7 million as of December 31, 2012), see Note 12(b); through IRS, such issuances were economically converted to fix interest rate.

(iv)	As of December 31, 2013 and 2012, the Group has hedged through CCS and IRS, the first issue (Series “A” y “B”) of the second program of corporate bonds issued in Peruvian currency for a notional amount of US$32.7 million and US$60.1 million, respectively, subject to foreign exchange and variable interest risks, see Note 12(b); as a result, these bonds were economically converted to US$ Dollars at fixed rate.

(v)	This issuance is denominated in “Chilean Unidades de Fomento – UF” for 2.7 million. The Group can redeem 100 of the bonds only if the legal reserve funds legislation and the tax law, related to income tax and value added tax change in Peru, Panama or Chile. These debts, subject to foreign exchange risk, has been hedged through CCS for a notional amount equal to the principal and with the same maturity, see Note 12(b); as a result, these bonds were economically converted to U.S. Dollars.

(vi)	From April 24, 2022, the interest rate becomes a variable rate of Libor 3 months plus 704.3 basis points. Between April 24, 2017 and until April 23, 2022, BCP may redeem all or part of the subordinated notes with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from April 24, 2022 or at any later date of coupon payment, BCP can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

In April 2013, the Group, through its branch located in Panamá, extended the issuance of its subordinated bonds for an amount of US$170.0 million in the international market, with the same terms of the issuance offered in April 2012 for an amount of US$350.0 million.

Notes to the consolidated financial statements (continued)

(vii)	From September 16, 2021, the interest rate becomes a variable rate of Libor 3 months plus 770.8 basis points. Between September 16, 2016 and until September 15, 2021, BCP may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, BCP can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

(viii)	In November 2019, interest rate will be Libor 3 months plus 816.7 basis points. On that date and on any interest payment date BCP can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

This issuance, as authorized by SBS qualifies as equity of first level (Tier 1) in the determination of regulatory capital and does not have guarantees.

(ix)	In October 2017, interest rate will be the average of at least three valuations on the market interest rate for sovereign bonds issued by the Peruvian Government (with maturity on 2037), plus 150 basis points, with semiannual payments. From such date, BCP can redeem 100 percent of the certificates, without penalties. Payment of principal will take place at the date of maturity or redemption.

(x)	In November 2016, the interest rate will change to a floating interest rate, established as Libor plus 2.79 percent, with semi-annual payments. From such date, BCP can redeem 100 percent of the debt, without penalties. Payment of principal will take place at the date of maturity or redemption.

(xi)	The leasing bonds are collateralized by the fixed assets financed by the Group.

(b)	Bonds and notes issued, classified by maturity are shown below:

	2013	2012
	US$(000)	US$(000)

Up to 3 months	87,997	44,573
From 3 months to 1 year	224,192	169,750
From 1 to 3 years	739,348	770,808
From 3 to 5 years	494,917	1,211,711
More than 5 years	3,455,718	2,535,984

Total	5,002,172	4,732,826

Notes to the consolidated financial statements (continued)

17.	Equity

(a)	Share capital -

As of December 31, 2013, 2012 and 2011, 94,382,317 shares of capital stock were issued at US$5 per share.

(b)	Treasury stock -

As of December 31, 2013, treasury stock comprises the par value of 14,892,821 Credicorp’s shares (14,926,038 and 14,974,957 Credicorp’s shares as of December 31, 2012 and 2011, respectively) owned by the Group’s companies.

During 2013, 2012 and 2011, the Group purchased 163,000, 144,494 and 169,658 shares of Credicorp Ltd., respectively, for an amount of US$24.0 million, US$18.6 million and US$17.5 million, respectively.

The difference between their acquisition cost of US$229.9 million and their par value of US$74.5 million (as of December 31, 2012 and 2011 acquisition cost of US$220.8 million and of US$217.8 million, respectively and their par value of US$74.6 million and US$74.9 million, respectively) is presented as a reduction of “Capital surplus”.

(c)	Reserves -

Some of the Group’s subsidiaries are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20, 30 or 50 percent, depending on their activity and country of incorporation) through annual transfers of 10 percent of their net income. As of December 31, 2013, 2012 and 2011, these reserves amounted to approximately US$721.7, US$620.3 and US$461.9 million, respectively.

The Board of Director’s meetings held on February 27, 2013, February 22, 2012 and February 23, 2011 agreed to transfer from “Retained earnings” to “Reserves” US$570.2 million, US$517.4 million and US$407.8 million, respectively.

Notes to the consolidated financial statements (continued)

The caption “Other reserves” includes the unrealized net gain (loss) from available-for-sale investments and from derivatives instruments used as cash flow hedges, net of deferred income tax and non-controlling interest. Its movement is as follows:

	Unrealized net gain (loss) of:
	Available-for-sale investments reserve	Cash flow hedges reserve	Foreign currency translation reserve	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2011	423,747	(57,026)	-	366,721
Net unrealized gain from available-for-sale investments	6,330	-	-	6,330
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(35,760)	-	-	(35,760)
Transfer of impairment on investment available-for-sale to the consolidated statements of income, Note 6(c)	1,025	-	-	1,025
Net unrealized loss from cash flow hedges	-	(23,578)	-	(23,578)
Transfer of net realized loss from cash flow hedges to the consolidated statements of income	-	25,430	-	25,430

Balances as of December 31, 2011	395,342	(55,174)	-	340,168
Net unrealized gain from available-for-sale investments	321,492	-	-	321,492
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(44,511)	-	-	(44,511)
Transfer of impairment on investment available-for-sale to the consolidated statements of income, Note 6(c)	81	-	-	81
Net unrealized loss from cash flow hedges, Note12(b)(ii)	-	(8,548)	-	(8,548)
Transfer of net realized loss from cash flow hedges to the consolidated statements of income, Note 12(b)(ii)	-	20,414	-	20,414
Foreign currency translation	-	-	8,171	8,171

Balances as of December 31, 2012	672,404	(43,308)	8,171	637,267
Net unrealized loss from available-for-sale investments	(125,879)	-	-	(125,879)
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(179,931)	-	-	(179,931)
Transfer of impairment on investment available-for-sale to the consolidated statements of income, Note 6(c)	1,121	-	-	1,121
Net unrealized gain from cash flow hedges, Note12(b)(ii)	-	39,861	-	39,861
Transfer of net realized gain from cash flow hedges to the consolidated statements of income, Note 12(b)(ii)	-	(823)	-	(823)
Foreign currency translation	-	-	(25,265)	(25,265)

Balances as of December 31, 2013	367,715	(4,270)	(17,094)	346,351

Notes to the consolidated financial statements (continued)

(d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivatives financial instruments used as cash flow hedges; its movement is as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Available-for-sale investments:
Net unrealized (loss) gain from available-for-sale investments	(125,879)	321,492	6,330
Transfer of realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(179,931)	(44,511)	(35,760)
Transfer of impairment on investment available-for-sale to consolidated statements of income	1,121	81	1,025

Sub total	(304,689)	277,062	(28,405)

Non-controlling interest	(7,496)	914	4,842
Income tax	(17,631)	21,342	(29,605)

	(329,816)	299,318	(53,168)

Cash flow hedges:
Net unrealized gain (loss) from cash flow hedges	39,861	(8,548)	(23,578)
Transfer of net realized (gain) loss from cash flow hedges to the consolidated statements of income	(823)	20,414	25,430

Sub total	39,038	11,866	1,852

Non-controlling interest	-	72	(272)
Income tax	6,183	165	(1,412)

	45,221	12,103	168

Foreign currency translation reserve:
Exchange differences on translation of foreign operations	(25,265)	8,171	-
Non-controlling interest	(5,003)	91	-

	(30,268)	8,262	-

Notes to the consolidated financial statements (continued)

(e)	Dividend distribution -
During the years 2013, 2012 and 2011, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$207.4, US$183.4 and US$155.5 million, respectively.

The Board of Directors Meeting dated February 26, 2014, agreed to declare a cash dividend of US$1.9 per common share, approximately US$179.3 million, corresponding to the 2013 results, dividends will be paid in cash starting May 16, 2014.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. Dividends paid by the Peruvian subsidiaries to Credicorp are subject to a withholding tax of 4.1 percent.

(f)	Equity for legal purposes (Regulatory capital) -
As of December 31, 2013 and 2012, the regulatory capital for Credicorp’s subsidiaries engaged in financial and insurance activities in Peru calculated following SBS regulations amounted to approximately US$4,828.4 and US$3,975.6 million, respectively. At those dates, the consolidated regulatory capital for Credicorp exceeds by approximately US$759.4 million and US$357.5 million, respectively, the minimum regulatory consolidated capital required by the SBS.

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

The Bolivian, Chilean and Colombian statutory Income Tax rate are 25, 35 and 33 percent, respectively.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2013, 2012 and 2011, no taxable income was generated from their operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2013	2012	2011
	%	%	%

Peruvian statutory income tax rate	30.00	30.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (Decrease) arising from net income of subsidiaries not domiciled in Peru	0.01	0.60	(0.91)
(ii) Non-taxable income, net	(1.95)	(3.94)	(4.49)
(iii) Translation results not considered for tax purposes	6.11	(2.92)	(2.07)

Effective income tax rate	34.17	23.74	22.53

Notes to the consolidated financial statements (continued)

(b)	Income tax expense as of December 31, 2013, 2012 and 2011 comprises:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
Current -
In Peru	291,613	259,367	217,726
In other countries	4,845	8,524	1,839

	296,458	267,891	219,565

Deferred -
In Peru	(30,427)	(5,797)	(13,513)
In other countries	19,729	(10,511)	4,456

	(10,698)	(16,308)	(9,057)

Total	285,760	251,583	210,508

The deferred income tax has been calculated on all temporary differences considering the income tax rates effective where Credicorp’s subsidiaries are located.

(c)	The following table presents a summary of the Group’s deferred income tax:

	2013	2012
	US$(000)	US$(000)
Net deferred income tax asset
Deferred assets
Allowance for loan losses, net	104,174	99,405
Provision for sundry expenses	9,707	10,949
Reserve for sundry risks, net	5,733	8,000
Share-based compensation rights provision	3,246	3,437
Unrealized loss on hedge derivatives valuations	1,583	4,074
Other	27,812	43,771

Deferred liabilities
Buildings depreciation	(11,571)	(4,159)
Unrealized gain on available-for-sale investments	(3,713)	(5,284)
Indexed certificates	(3,403)	(6,033)
Unrealized gain on hedge derivatives valuations	(3,100)	(6,033)
Gain for difference tax exchange	(1,677)	(1,444)
Other	(6,886)	(2,175)

Total	121,905	144,508

Net deferred income tax liability
Deferred assets
Allowance for loan losses, net	1,550	597
Reserve for sundry risks, net	1,537	1,472
Other	11,515	1,530

Deferred liabilities
Unrealized gains on available-for-sale investments	(67,225)	(96,432)
Intangibles assets, net	(54,941)	(52,403)
Buildings depreciation	(6,837)	(7,767)
Other	(12,149)	(15,496)

Total	(126,550)	(168,499)

Notes to the consolidated financial statements (continued)

As of December 31, 2013, 2012 and 2011, Credicorp and its subsidiaries have recorded a deferred income tax amounting to US$31.2, US$29.9 and US$31.0 million, respectively, related unrealized gains and losses on investments available for sale and cash flow hedges. Likewise, the recognized deferred tax liability arising from the Group’s acquisitions, see Notes 2(a) and 2(b), amounted to US$29.7 million of December 31, 2012.

(d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns of the Peruvian subsidiaries up to four years after their filing. Income tax returns of the main subsidiaries not yet reviewed by the Peruvian Tax Authority are the following:

Banco de Crédito del Perú	2009 to 2013
Edyficar	2009, 2010, 2012 and 2013
Prima AFP	2010, 2012 and 2013
Pacífico Peruano Suiza	2009, 2012 and 2013
Pacífico EPS	2010 to 2013
Pacífico Vida	2010 to 2013

As of December 31, 2013, the Peruvian Tax Authority is reviewing the 2011 income tax returns of Edyficar.

The Bolivian, Chilean and Colombian Tax Authority has the right to review and, if necessary, amend the annual income tax returns of the foreign subsidiaries up to four, three and two years, respectively, after their filing, respectively. Income tax returns of the main subsidiaries not yet reviewed by the Foregin Tax Authority are the following:

Banco de Crédito de Bolivia	2009 to 2013
Credicorp Capital Colombia	2013
IM Trust	2012 and 2013

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located it is not possible to determine up to date whether the reviews will generate additional liabilities for Credicorp’s subsidiaries. Therefore, any unpaid tax, penalties or interests that might result from said reviews will be expensed in the year in which they are determined. Nevertheless, Management of Credicorp and its Subsidiaries and their legal advisors consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2013 and 2012.

19.	Share-based compensation plans
(a)	Stock appreciation rights -

As indicated in Note 3(x)(i), the Group granted Credicorp stock appreciation rights (SARs) to certain employees. As of December 31, 2013 and 2012, all SARs had vested and they can be executed up to April, 2014.

Notes to the consolidated financial statements (continued)

Credicorp’s Management has estimated the SARs’ fair value as of December 31, 2013 and 2012, using the binomial option pricing model, considering the following market information:

Key assumptions	2013	2012

Expected volatility	30.17%	37.23%
Risk free interest rate	1.19%	3.08%
Expected lifetime	0.25 años	1.21 years
Quoted price of Credicorp shares at year-end	US$132.73	US$146.56

The expected life of the SARs is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the SARs is indicative of future trends, which may also not necessarily be the actual outcome.

The movement of SARs for the years ended December 31, 2013 and 2012 is as follows:

	2013			2012
	Outstanding	Vested		Outstanding	Vested
	Number	Number	Amount	Number	Number	Amount
			US$(000)			US$(000)

Balance as of January 1	132,694	132,694	16,652	243,223	243,223	22,088
Exercised	(31,251)	(31,251)	(3,926)	(110,529)	(110,529)	(12,750)
Increase (decrease) in fair value	-	-	(1,272)	-	-	7,314

Balance as of December 31	101,443	101,443	11,454	132,694	132,694	16,652

The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

The liability recorded for this plan, including the above mentioned income tax, is included in the caption “Other liabilities – Payroll taxes, salaries and other personnel expenses” of the consolidated statements of financial position, Note 12(a), and the related expense in the caption “Salaries and employees benefits” of the consolidated statements of income.

As explained in Note 8(c), the Group has certificates linked to the yield of Credicorp’s shares.

(b)	Stock awards (“equity-settled transaction”) -
As indicated in Note 3(x)(ii), on March or April of each year (the “grant date”), the Group grants Credicorp shares (“stock awards”) to certain employees. Shares granted vest 33.3 percent in each one of the subsequent three years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

The fair value of stock awards granted is estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs (see paragraph (a) above), taking into account the terms and conditions upon which the shares were granted.

During 2013, 2012 and 2011, the Group has granted approximately 117,562, 144,494 and 165,343 Credicorp’ shares, of which 269,006 and 311,275 shares were included pending delivery as of December 31, 2013 and 2012. During those years, the recorded expense amounted to approximately US$18.6 million, US$16.9 million and US$15.7 million, respectively.

Notes to the consolidated financial statements (continued)

20.	Off-balance sheet accounts
(a)	This item is made up as follows:

	2013	2012
	US$(000)	US$(000)

Contingent credits - indirect loans (b), Note 7(a)
Guarantees and standby letters	4,074,195	3,933,834
Import and export letters of credit	590,124	586,273

	4,664,319	4,520,107

Derivatives, Note 12(b)
Held for trading:
Forward currency contracts - buy	3,138,378	3,216,504
Forward currency contracts – sell	2,507,737	2,614,723
Interest rate swaps	2,047,635	1,310,895
Currency swaps	1,956,601	588,839
Options	477,162	95,288

Held as hedges:
Cash flow hedges:
Interest rate swaps	876,724	1,089,055
Cross currency swaps	246,735	257,506
Cross currency swaps and interest rate swaps	32,709	60,118
Fair value hedges:
Interest rate swap	330,748	53,515

	11,614,429	9,286,443
Responsibilities under credit lines agreements (c)	4,222,898	4,008,572

Total	20,501,646	17,815,122

(b)	In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statements of financial position.

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

Notes to the consolidated financial statements (continued)

(c)	Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

21.	Interest and similar income and Interest and similar expense

These items are made up as follow:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
Interest and similar income
Interest on loans	2,269,667	1,948,472	1,533,351
Interest on investments available-for-sale	266,758	268,408	223,809
Interest on due from banks	34,576	40,844	42,886
Dividends from investments available-for-sale and trading securities	17,907	16,354	15,321
Interest on trading securities	11,399	6,378	3,900
Other interest and similar income	12,038	29,985	18,497

Total	2,612,345	2,310,441	1,837,764

Interest and similar expense
Interest on deposits and obligations	(302,711)	(284,827)	(217,322)
Interest on bonds and notes issued	(284,591)	(242,266)	(186,743)
Interest on due to banks and correspondents	(90,767)	(82,776)	(64,369)
Loss from hedging derivatives instruments	(29,657)	(27,666)	(34,922)
Other interest and similar expense	(72,524)	(56,111)	(28,244)

Total	(780,250)	(693,646)	(531,600)

During the years 2013, 2012 and 2011, the interest income accrued on impaired financial instruments recognized in the consolidated statements of income amounted to US$12.7, US$11.5 and US$7.8 million, respectively.

Notes to the consolidated financial statements (continued)

22.	Banking services commissions

This item is made up as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Maintenance of accounts, transfers and credit and debit card services	435,130	336,779	288,493
Funds management	146,555	177,189	147,470
Contingent loans fees	64,059	60,616	52,162
Collection services	88,088	69,747	57,036
Commissions for banking services	31,341	23,256	28,249
Brokerage and custody services	38,407	19,756	8,737
Other	29,516	50,078	25,696

Total	833,096	737,421	607,843

Notes to the consolidated financial statements (continued)

23.	Net premiums earned
(a)	This item is made up as follows:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	US$(000)	US$(000)	US$(000)	US$(000)%

2013
Life insurance	289,838	(12,256)	1,183	278,765	0.42
Health insurance	349,278	(3,793)	830	346,315	0.24
General insurance	317,256	(157,651)	5,225	164,830	3.17

Total	956,372	(173,700)	7,238	789,910	0.92

2012
Life insurance	255,938	(11,026)	137	245,049	0.06
Health insurance	294,111	(2,854)	202	291,459	0.07
General insurance	302,252	(138,718)	4,163	167,697	2.48

Total	852,301	(152,598)	4,502	704,205	0.64

2011
Life insurance	200,468	(8,633)	-	191,835	-
Health insurance	236,512	(3,195)	2,338	235,655	1.00
General insurance	258,274	(117,975)	6,634	146,933	4.51

Total	695,254	(129,803)	8,972	574,423	1.56

(*)	Includes the annual variation of the unearned premiums and other technical reserves.
(**)	“Premiums ceded to reinsurers, net” include:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(50,138)	(52,172)	(40,255)
Premiums ceded for facultative contracts, Note 9(b)	(128,057)	(101,023)	(98,639)
Annual variation for unearned premiums ceded reserves, Note 9(b)	4,495	597	9,091

	(173,700)	(152,598)	(129,803)

Notes to the consolidated financial statements (continued)

(b)	Gross premiums earned by insurance type and its participation over total gross premiums are described below:

	2013		2012		2011
	US$(000)%		US$(000)%		US$(000)%

Life insurance (i)	289,838	30.31	255,938	30.03	200,468	28.83
Health insurance (ii)	349,278	36.52	294,111	34.51	236,512	34.02
General insurance (iii)	317,256	33.17	302,252	35.46	258,274	37.15

Total	956,372	100.00	852,301	100.00	695,254	100.00

(i)	The breakdown of life insurance gross premiums earned is as follows:

	2013		2012		2011
	US$(000)%		US$(000)%		US$(000)%

Credit Life	78,281	27.01	60,364	23.59	43,328	21.61
Group Life	57,863	19.96	51,465	20.11	42,382	21.14
Retirement, disability and survival (*)	75,242	25.96	79,814	31.18	54,746	27.31
Annuities	1,877	0.65	5,623	2.20	5,159	2.58
Individual life and personal accident (**)	76,575	26.42	58,672	22.92	54,853	27.36

Total life insurance gross premiums	289,838	100.00	255,938	100.00	200,468	100.00

(*)	This item includes retirements for complementary Work Risk Insurance (SCTR by its Spanish acronym)
(**)	This item includes unit linked insurance contracts.

(ii)	Health insurance gross premiums includes medical assistance which amounts to US$339.0 million in 2013 (US$287.3 and US$231.1 million in 2012 and 2011, respectively) and represents 97.05 percent in this business line in the year 2013 (97.67 and 97.71 percent in the years 2012 and 2011, respectively).

Notes to the consolidated financial statements (continued)

(iii)	The breakdown of General insurance gross premiums earned is as follows:

	2013		2012		2011
	US$(000)%		US$(000)%		US$(000)%

Automobile	112,890	35.58	95,847	31.71	85,567	33.13
Fire and allied lines	54,687	17.24	72,624	24.03	50,490	19.55
Technical lines (*)	29,865	9.41	28,933	9.57	26,138	10.12
Third party liability	22,397	7.06	20,073	6.64	20,719	8.02
Aviation	22,201	7.00	17,727	5.86	17,377	6.73
Theft and robbery	21,128	6.66	17,258	5.71	13,054	5.06
Transport	16,960	5.35	16,736	5.54	14,217	5.50
SOAT (Mandatory automobile line)	11,542	3.64	11,303	3.74	11,160	4.32
Marine Hull	7,713	2.43	7,306	2.42	6,684	2.59
Others	17,873	5.63	14,445	4.78	12,868	4.98

Total general insurance gross premiums	317,256	100.00	302,252	100.00	258,274	100.00

(*)	Technical lines include Contractual All Risk (CAR), Machinery breakdown, Erection All Risk (EAR), Electronic equipment (EE), Construction equipment All Risk (TREC).

Notes to the consolidated financial statements (continued)

24.	Net claims incurred for life, property and casualty and health insurance contracts

This item is made up as follows:

	2013
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross claims, Note 15(b)	176,211	157,893	263,976	598,080
Ceded claims, Note 9(b)	(8,197)	(49,128)	(2,373)	(59,698)

Net insurance claims	168,014	108,765	261,603	538,382

	2012
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross claims, Note 15(b)	166,249	140,747	220,972	527,968
Ceded claims, Note 9(b)	(6,284)	(55,125)	(1,099)	(62,508)

Net insurance claims	159,965	85,622	219,873	465,460

	2011
	Life insurance	General insurance	Health insurance	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Gross claims	123,194	93,314	189,878	406,386
Ceded claims	(4,515)	(22,602)	(1,510)	(28,627)

Net insurance claims	118,679	70,712	188,368	377,759

25.	Salaries and employee benefits

This item is made up as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Salaries	471,792	370,947	278,054
Vacations, medical assistance and others	105,268	122,067	89,866
Employees’ bonds	44,076	61,687	52,814
Legal gratifications	65,308	67,087	56,159
Workers’ profit sharing	50,304	52,740	46,275
Social security	44,817	41,973	35,432
Severance indemnities	35,534	37,574	30,091
Share-based payment plans	22,679	26,659	7,014

Total	839,778	780,734	595,705

Notes to the consolidated financial statements (continued)

26.	Other income and expenses

These items are made up as follow:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Other income
Income from medical services and sale of medicines	126,989	67,918	11,442
Real estate rental income	7,614	6,564	5,672
Income from sale of seized assets	1,632	2,976	4,089
Recoveries of other accounts receivable and other assets	461	668	658
Other	25,945	8,448	8,513

Total other income	162,641	86,574	30,374

Other expenses
Commissions from insurance activities	80,274	68,428	48,847
Cost of medical services and sale of medicines	103,406	60,452	7,693
Sundry technical insurance expenses	25,297	27,684	29,292
Expenses on improvements in building for rent	10,690	6,081	5,072
Provision for sundry risks, Note 12(d)	8,880	12,942	10,661
Provision for other accounts receivables	2,789	1,343	1,649
Other	22,979	11,120	6,326

Total other expenses	254,315	188,050	109,540

Notes to the consolidated financial statements (continued)

27.	Earnings per share

The net earnings per ordinary share were determined over the net income attributable to equity holders of Credicorp, as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Net income attributable to equity holders of Credicorp (in thousands of U.S. Dollars)	567,078	788,778	709,272

Number of shares:
Ordinary shares, Note 17(a)	94,382,317	94,382,317	94,382,317
Less - treasury shares	(14,926,038)	(14,974,957)	(14,941,833)
Acquisition of treasury shares, net	28,140	28,903	(24,843)

Weighted average number of ordinary shares for basic earnings	79,484,419	79,436,263	79,415,641

Plus - effect of dilution from stock awards	182,117	211,720	247,204
Weighted average number of ordinary shares adjusted for the effect of dilution	79,666,536	79,647,983	79,662,845

Basic earnings per share (in U.S. Dollars)	7.13	9.93	8.93
Diluted earnings per share (in U.S. Dollars)	7.12	9.90	8.90

28.	Operating segments

For management purposes, the Group is organized into four reportable segments based on products and services as follows:

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

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in the years 2013, 2012 and 2011.

Notes to the consolidated financial statements (continued)

(i)	The following table presents income and certain asset information regarding the Group’s reportable segments (in millions of U.S. Dollars) for the years ended 31 December 2013, 2012 and 2011:

	External income	Income from other segments	Eliminations	Total income (*)	Operating income (**)	Provision for loan losses, net of recoveries	Depreciation and amortization	Impairment of available– for–sale investments	Income before translation result and income tax	Translation result and income tax	Net income	Capital expenditures, intangible assets and goodwill	Total assets

2013
Banking	3,302	161	(161)	3,302	1,707	(454)	(103)	-	809	(342)	467	208	37,546
Insurance	1,085	59	(59)	1,085	357	-	(5)	(1)	53	(14)	42	56	2,762
Pension funds	137	-	-	137	-	-	(7)	-	73	(20)	53	3	275
Investment banking	106	23	(23)	106	20	-	(6)	-	39	(24)	12	41	238

Total consolidated	4,630	243	(243)	4,630	2,084	(454)	(121)	(1)	974	(400)	574	308	40,821

2012
Banking	3,062	140	(140)	3,062	1,558	(378)	(87)	-	786	(151)	632	202	36,227
Insurance	827	33	(33)	827	261	-	(11)	-	98	-	97	66	2,616
Pension funds	118	1	(1)	118	-	-	(9)	-	55	(18)	41	-	249
Investment banking	128	1	(1)	128	37	-	(2)	-	46	(8)	38	274	1,705

Total consolidated	4,135	175	(175)	4,135	1,856	(378)	(109)	-	985	(177)	808	542	40,797

2011
Banking	2,419	125	(125)	2,419	1,224	(215)	(77)	(1)	725	(146)	571	144	28,338
Insurance	682	37	(37)	682	279	-	(8)	-	90	(2)	89	133	2,101
Pension funds	106	-	-	106	-	-	(9)	-	52	(15)	37	2	239
Investment banking	44	1	(1)	44	-	-	-	-	29	(10)	27	-	36

Total consolidated	3,251	163	(163)	3,251	1,503	(215)	(94)	(1)	896	(173)	724	279	30,714

Notes to the consolidated financial statements (continued)

(ii)	The following tables presents (in millions of U.S. Dollars) the distribution of the Group’s external income, operating income, and non-current assets allocated based on the location of the customer and its assets, respectively for the years ended 31 December 2013, 2012 and 2011:

	2013			2012			2011
	Total income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)

Peru	4,124	1,957	1,094	3,554	1,698	909	3,019	1,423	719
Panama	151	8	123	255	8	123	50	8	155
Cayman Islands	100	41	2	91	35	-	69	16	-
Bolivia	121	68	16	105	60	16	91	42	17
Colombia	77	1	86	67	37	109	-	-	-
United States of America	48	9	38	17	15	5	17	13	35
Chile	9	-	105	46	3	188	5	1	-

Total consolidated	4,630	2,084	1,464	4,135	1,856	1,350	3,251	1,503	926

(*)	Includes total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

Notes to the consolidated financial statements (continued)

29.	Subsidiaries with material non-controlling interest

The following tables summarize the information of subsidiaries that have material non-controlling interest.

Proportion of equity interest held by non-controlling interests:

Entity	Country of incorporation and operation	Percentage of participation 2013 and 2012
		%
Credicorp Capital Colombia	Colombia	49.0
IM Trust	Chile	39.4

	2013	2012
	US$(000)	US$(000)

Accumulated balances of material non-controlling interest
Credicorp Capital Colombia	44,695	42,522
IM Trust	50,262	61,718

Profit attributable to material non-controlling interest
Credicorp Capital Colombia	2,136	2,301
IM Trust	(2,684)	2,114

The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

	2013		2012
Summarized statements of income	Credicorp Capital Colombia (*)	IM Trust (*)	Credicorp Capital Colombia (*)	IM Trust(*)
	US$(000)	US$(000)	US$(000)	US$(000)

Revenue	124,854	30,298	50,414	17,615
Expenses	(117,115)	(44,884)	(42,949)	(12,702)

Profit before income tax	7,739	(14,586)	7,465	4,913
Income tax	(2,337)	(909)	(1,360)	88

Profit for the year	5,402	(15,495)	6,105	5,001

Attributable to non-controlling interest	2,136	(2,684)	2,301	2,114

(*)	Credicorp Capital Colombia and IM Trust are controlled by the Group through its subsidiaries BCP Colombia and BCP Chile. In this sense, BCP Colombia and Chile had recorded the intangibles, goodwill and non-controlling interest identified as a consequence of the acquisition of such subsidiaries.

Notes to the consolidated financial statements (continued)

	As of December 31, 2013		As of December 31, 2012
Summarized statement of financial position	Credicorp Capital Colombia	IM Trust	Credicorp Capital Colombia	IM Trust
	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Receivables from reverse repurchase agreements and security borrowings	320,783	38,588	1,093,503	89,033
Investments at fair value through profit or loss and available-for-sale.	45,444	21,253	46,997	22,780
Other assets	111,022	228,201	114,262	272,387

Liabilities and equity
Payables from repurchase agreements and security lendings.	277,640	36,126	1,011,980	86,140
Financial liabilities at fair value through profit or loss	42,775	-	80,084	16,040
Other liabilities	40,518	112,361	44,951	106,566
Net equity	116,316	139,555	117,747	175,454

	As of December 31, 2013		As of December 31, 2012
Summarized statements of cash flows	Credicorp Capital Colombia	IM Trust	Credicorp Capital Colombia	IM Trust
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities	13,189	3,520	7,491	(10,653)
Investing activities	(695,051)	16,612	381,581	7,409
Financing activities	-	(13,634)	(8,122)	(13,411)

Net increase in cash and cash equivalents	(681,862)	6,498	380,950	(16,655)

Credicorp Ltd. and its subsidiaries render management services for investment funds and trusts whose assets are not included in its consolidated financial statements. Management has analyzed the nature of investments funds and trust and concluded that none of them qualifies as a structured entity in accordance with the established by IFRS 12 "Disclosure of Interests in Other Entities", so it has not been necessary to incorporate additional disclosures as indicated in Note 32.8 in relation to those.

Notes to the consolidated financial statements (continued)

30.	Transactions with related parties

(a)	The Group’s consolidated financial statements as of December 31, 2013 and 2012 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and enterprises which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

(b)	The following table shows the main transactions with related parties as of December 31, 2013 and 2012:

	2013	2012
	US$(000)	US$(000)

Direct loans	367,062	448,353
Investments available-for-sale and trading securities	106,837	171,025
Deposits	97,835	237,610
Contingent credits	50,673	52,556
Interest income related to loans – income	9,297	7,851
Interest expense related to deposits - expense	2,541	6,651
Other income	3,446	2,136
Derivatives at fair value	128	(1,833)

(c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. As of December 31, 2013, direct loans to related companies are secured by collaterals, had maturities between January 2014 and July 2021 and accrued an annual average interest rate of 8.43 percent (as of December 31, 2012, had maturities between January 2013 and August 2022 and accrued an annual average interest rate of 7.76 percent). Likewise, as of December 31, 2013 and 2012, the Group maintained an allowance for loan losses to related parties amounting to US$0.2 million and US$0.7 million, respectively.

(d)	As of December 31, 2013 and 2012, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2013 and 2012, direct loans to employees, directors and key Management amounted to US$265.5 and US$247.2 million, respectively; said loans are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Credicorp or any of its Subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

(e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2013, 2012 and 2011, comprised the following:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Salaries	8,367	8,060	6,672
Directors’ compensations	1,894	2,214	2,181

Total	10,261	10,274	8,853

Also, key executives compensation includes share based payments as explained in more detail in Note 19. SARs valuation for the years 2013, 2012 and 2011 resulted in an expense amounting to US$1.0 million, an expense amounting to US$5.3 million and an income amounting to US$5.8 million, respectively. During 2013, there were no executed SARs (approximately US$8.9 million and US$25.5 million of SARs were executed during 2012 and 2011, respectively, which corresponding to vested SARs in prior years. Likewise, approximately US$5.6 million of stock awards vested in the year 2013 (US$5.6 million and US$4.9 million during 2012 and 2011, respectively. The related executives’ income tax is assumed by the Group.

(f)	As of December 31, 2013 and 2012, the Group has participations in different mutual funds and hedge funds managed by certain Group’s Subsidiaries; said participations are classified as trading securities or Investments available-for-sale. The detail is the following:

	2013	2012
	US$(000)	US$(000)

Trading and available-for-sale investments -
Mutual funds – U.S. Dollars	28,798	78,738
Mutual funds – Bolivianos	10,259	4,251
Mutual funds – Nuevos Soles	6,012	81,137
Mutual funds – Pesos Chilenos	1,811	4,498

Total	46,880	168,624

Notes to the consolidated financial statements (continued)

31.	Financial instruments classification

The following are the carrying amounts of the financial assets and liabilities captions in the consolidated statements of financial position, by categories as defined under IAS 39:

	As of December 31, 2013							As of December 31, 2012
	Financial assets and liabilities designated at fair value							Financial assets and liabilities designated at fair value
	Held for trading or hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Liabilities at amortized cost	Total	Held for trading or hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Liabilities at amortized cost	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Assets
Cash and due from banks	-	-	7,786,379	-	-	-	7,786,379	-	-	7,849,105	-	-	-	7,849,105
Receivables from reverse repurchase agreements and security borrowings	-	-	391,280	-	-	-	391,280	-	-	1,200,218	-	-	-	1,200,218
Trading securities	536,689	-	-	-	-	-	536,689	176,751	-	-	-	-	-	176,751
Investments available-for-sale	-	-	-	6,515,496	-	-	6,515,496	-	-	-	7,411,695	-	-	7,411,695
Investments held-to-maturity	-	-	-	-	242,210	-	242,210	-	-	-	-	259,663	-	259,663
Loans, net	-	-	22,217,631	-	-	-	22,217,631	-	-	20,772,622	-	-	-	20,772,622
Financial assets designated at fair value through profit or loss	-	107,276	-	-	-	-	107,276	-	107,138	-	-	-	-	107,138
Premiums and other policies receivable	-	-	206,100	-	-	-	206,100	-	-	183,983	-	-	-	183,983
Accounts receivable from reinsurers and coinsurers	-	-	207,056	-	-	-	207,056	-	-	167,460	-	-	-	167,460
Due from customers on acceptances	-	-	67,688	-	-	-	67,688	-	-	100,768	-	-	-	100,768
Other assets, Note 12	165,236	-	293,656	-	-	-	458,892	159,364	-	338,011	-	-	-	497,375

	701,925	107,276	31,169,790	6,515,496	242,210	-	38,736,697	336,115	107,138	30,612,167	7,411,695	259,663	-	38,726,778

Liabilities
Deposits and obligations	-	-	-	-	-	24,474,625	24,474,625	-	-	-	-	-	24,040,420	24,040,420
Payables from repurchase agreements and security lendings	-	-	-	-	-	1,259,505	1,259,505	-	-	-	-	-	1,878,341	1,878,341
Due to banks and correspondents	-	-	-	-	-	2,566,371	2,566,371	-	-	-	-	-	2,686,261	2,686,261
Bankers’ acceptances outstanding	-	-	-	-	-	67,688	67,688	-	-	-	-	-	100,768	100,768
Financial liabilities designated at fair value through profit or loss	42,774	-	-	-	-	-	42,774	96,124	-	-	-	-	-	96,124
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	83,183	83,183	-	-	-	-	-	68,536	68,536
Bonds and notes issued	-	-	-	-	-	5,056,715	5,056,715	-	-	-	-	-	4,783,388	4,783,388
Other liabilities, Note 12	154,316	121,906	-	-	-	594,211	870,433	166,158	121,772	-	-	-	655,047	942,977

	197,090	121,906	-	-	-	34,102,298	34,421,294	262,282	121,772	-	-	-	34,212,761	34,596,815

Notes to the consolidated financial statements (continued)

32.	Financial risk management

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

The Chief Risk Office is divided into the following areas:

Risk Management Area

The Risk Management Area is responsible of ensuring that policies and risk management policies established by the Board of Directors are complied with and monitored. The Risk Management Area is composed by the Credit Risk Management Department, Market Risk Management Department, the Operational Risk Management Department and the Insurance Risk Management Department.

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

Treasury Division is responsible for managing the Group’s assets and liabilities and the overall financial structure. It is also primarily responsible for the Group’s management of funding and liquidity risks; as well as the investment and derivative portfolios, assuming the related liquidity, interest rate and exchange rate risks under the policies and limits currently effective.

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

Notes to the consolidated financial statements (continued)

32.1.	Credit risk -

(a)	The Group takes on exposure to credit risk, which is the risk that counterparty causes a financial loss by failing to discharge an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans and receivables from security borrowings, and investment activities that bring debt securities and other bills into the Group’s asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose the Group to similar risks to loans (direct loans); they are both mitigated by the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statements of financial position.

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

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is the taking of collateral for loans granted. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For reverse repurchase agreements and security borrowings, collateral is securities.
-	For loans and advances, collaterals include, among others, mortgages over residential properties; liens over business assets such as premises, inventory and accounts receivable; and liens over financial instruments such as debt securities and equities.

Notes to the consolidated financial statements (continued)

-	For longer-term finance and lending to corporate entities, collateral includes revolving individual credit facilities. Loans to micro entrepreneurs are generally unsecured. In addition, in order to minimize credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

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

Notes to the consolidated financial statements (continued)

In order to manage credit risk, as part of the Group’s risk management structure, see Note 32(a), there is a Credit Risk Management Department whose major functions are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, time term, among others.

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

(b)	The maximum exposure to credit risk as of December 31, 2013 and 2012, before the effect of mitigation through any collateral, is the book value of each class of financial assets indicated in Note 32.7(a), 32.7(b) and the contingent credits detailed in Note 20(a).

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan portfolio and investments based on the following:

-	99 percent of the gross loan portfolio is categorized in the top two grades of the internal rating system as of December 31, 2013 (98 percent as of December 31, 2012);

-	97 percent of the loan portfolio is considered to be neither past due nor impaired as of December 31, 2013 (96 percent as of December 31, 2012);

-	80 percent of the investments have at least investment credit rating (BBB- or higher) or are debt securities issued by BCRP (unrated) as of December 31, 2013 (80.5 percent as of December 31, 2012);

-	76.5 percent of securities received as collateral in reverse repurchase agreements and security borrowings have investment credit rating (BBB- or higher) or are debt securities issued by the Colombian and Chilean Governments as of December 31, 2013 (93.6 percent as of December 31, 2012); and

-	12.0 percent and 71.8 percent of the cash and due from banks represent amounts deposited in the Group’s vaults or in the BCRP, respectively, as of December 31, 2013 (8.7 percent and 79.1 percent, respectively, as of December 31, 2012).

Notes to the consolidated financial statements (continued)

(c)	Credit risk management for loans -

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

Notes to the consolidated financial statements (continued)

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

	As of December 31, 2013						As of December 31, 2012
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	%	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	%
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Neither past due nor impaired -
Normal	12,394,618	3,491,641	2,381,449	2,593,756	20,861,464	95	11,281,391	3,157,356	2,485,593	2,418,751	19,343,091	94
Potential problem	240,639	19,598	93,073	25,194	378,504	2	222,686	17,922	61,862	23,458	325,928	2

Past due but not impaired -
Normal	324,114	179,120	89,829	212,448	805,511	4	423,698	197,393	71,221	246,657	938,969	4
Potential problem	19,843	19,491	6,657	1,802	47,793	-	7,447	14,696	16,433	48,006	86,582	-

Impaired -
Substandard	64,623	37,135	61,740	77,316	240,814	1	38,263	26,993	56,224	71,130	192,610	1
Doubtful	53,816	39,738	72,167	112,998	278,719	1	32,794	30,403	57,968	111,003	232,168	1
Loss	49,683	52,500	112,730	56,129	271,042	1	34,173	40,724	86,957	46,272	208,126	1

Gross	13,147,336	3,839,223	2,817,645	3,079,643	22,883,847	104	12,040,452	3,485,487	2,836,258	2,965,277	21,327,474	103

Less: Allowance for loan losses	116,724	51,725	309,607	331,836	809,892	4	108,246	52,396	254,429	283,951	699,022	3

Total, net	13,030,612	3,787,498	2,508,038	2,747,807	22,073,955	100	11,932,206	3,433,091	2,581,829	2,681,326	20,628,452	100

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

As of December 31, 2013 and 2012, renegotiated loans amounted to approximately US$133.0 million and US$142.2 million, respectively, of which US$39.1 million and US$35.2 million, respectively, are classified as neither past due nor impaired, US$5.9 and US$13.7 million past due but not impaired, and US$88.0 and US$93.3 million impaired but not past due, respectively.

Notes to the consolidated financial statements (continued)

The breakdown of the gross amount of impaired loans by class, along with the fair value of related collateral and the amounts of their allowance for loan losses is as follows:

	As of December 31, 2013					As of December 31, 2012
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Impaired loans	168,122	129,373	246,637	246,443	790,575	105,230	98,120	201,149	228,405	632,904

Fair value of collateral	63,706	81,806	51,722	30,817	228,051	33,866	64,399	42,927	18,800	159,992

Allowance for loan losses	80,425	27,184	190,390	154,727	452,726	50,293	22,284	114,477	149,934	336,988

(d)	Credit risk management on reverse repurchase agreements and security borrowings -

Most of these operations are performed by Credicorp Capital Colombia and IM Trust. The Group has implemented credit limits for each counterparty and most of the transactions are collaterized with investment grade financial instruments issued by Colombian and Chilean entities and financial instruments issued by the Colombian and Chilean Governments.

(e)	Credit risk management on investments in trading securities, available-for-sale and held-to-maturity -

The Group evaluates the credit risk identified of each of the financial instruments in these categories, considering the risk rating granted to them by a risk rating agency. For investments traded in Peru, the risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by the Peruvian government regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies. In the event any subsidiary uses a risk-rating prepared by any other risk rating agency, such risk-ratings will be standardized with those provided by the afore-mentioned institutions for consolidation purposes.

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the risk-rating of investments at fair value through profit or loss (trading) available-for-sale and held-to-maturity, provided by the institutions referred to above:

	As of December 31, 2013		As of December 31, 2012
	US$(000)%		US$(000)%

Instruments rated in Peru:
AAA	408,002	5.6	485,331	6.2
AA- to AA+	233,578	3.2	179,566	2.3
A- to A+	8,242	0.1	17,536	0.2
BBB-to BBB+	15,994	0.2	-	-
BB- to BB+	6,534	0.1	-	-
Lower than +B	700	0.1	-	-
Unrated
BCRP certificates of deposit	2,253,016	30.9	2,965,313	37.8
Listed and non-listed securities	344,190	4.7	331,014	4.2
Restricted mutual funds	103,961	1.4	99,748	1.3
Mutual funds	37,851	0.5	153,501	2.0
Other instruments	17,977	0.2	12,795	0.1
Subtotal	3,430,045	47.0	4,244,804	54.1

Instruments rated abroad:
AAA	61,461	0.8	82,748	1.1
AA- to AA+	142,587	2.0	104,578	1.3
A- to A+	428,418	5.9	510,447	6.5
BBB- to BBB+	2,279,717	31.3	1,968,572	25.1
BB- to BB+	210,637	2.9	151,942	1.9
Lower than B+	90,098	1.2	81,843	1.0
Unrated
Listed and non-listed securities	263,425	3.6	319,454	4.1
Central Bank of Bolivia certificates of deposit	116,802	1.6	161,674	2.1
Participation in RAL’s funds	125,777	1.7	78,751	1.0
Mutual funds	47,901	0.7	35,234	0.4
Hedge funds	32,745	0.4	25,050	0.3
Other instruments	64,782	0.9	83,012	1.1
Subtotal	3,864,350	53.0	3,603,305	45.9

Total	7,294,395	100.0	7,848,109	100.0

Notes to the consolidated financial statements (continued)

(f)	Concentration of financial instruments exposed to credit risk:

As of December 31, 2013 and 2012, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2013						2012
	Designated at fair value through profit for loss						Designated at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Central Reserve Bank of Perú	348,057	-	5,593,654	1,904,959	-	7,846,670	-	-	6,205,611	2,965,313	-	9,170,924
Financial services	260,890	69,544	3,463,438	1,547,511	-	5,341,383	238,529	67,774	3,748,522	1,837,776	-	5,892,601
Manufacturing	1,561	8,146	3,727,696	250,337	-	3,987,740	3,438	10,799	2,884,945	445,694	-	3,344,876
Mortgage loans	-	-	3,405,489	-	-	3,405,489	-	-	3,405,050	-	-	3,405,050
Consumer loans	-	-	3,077,356	-	-	3,077,356	-	-	2,768,860	-	-	2,768,860
Micro-business loans	-	-	1,460,208	-	-	1,460,208	-	-	2,669,882	-		2,669,882
Commerce	13,389	2,860	3,261,222	96,668	-	3,374,139	7,343	1,244	2,204,924	64,517	-	2,278,028
Electricity, gas and water	13,628	10,163	1,053,177	694,538	-	1,771,506	22,588	9,089	1,301,228	509,344	-	1,842,249
Government and public administration	38,808	2,838	20,525	1,291,032	242,210	1,595,413	38,095	923	21,125	1,003,341	259,663	1,323,147
Leaseholds and real estate activities	488	-	1,265,370	21,465	-	1,287,323	853	-	1,212,116	80,112	-	1,293,081
Communications, storage and transportation	8,192	2,832	871,433	242,543	-	1,125,000	1,137	2,325	724,846	289,094	-	1,017,402
Mining	3,974	10,421	1,038,771	155,258	-	1,208,424	4,370	13,271	734,003	111,071	-	862,715
Community services	-	-	886,893	5,416	-	892,309	-	-	816,744	-	-	816,744
Construction	4,716	346	473,403	186,889	-	665,354	5,438	1,653	478,389	25,894	-	511,374
Agriculture	1,847	-	484,529	10,341	-	496,717	1,878	-	431,794	1,032	-	434,704
Education, health and other services	781	-	290,782	38,335	-	329,898	1,902	-	229,441	28,407	-	259,750
Insurance	18	-	242,119	2,245	-	244,382	-	-	242,045	711	-	242,756
Fishing	510	-	205,692	-	-	206,202	939	-	197,810	-	-	198,749
Other	5,066	126	348,033	67,959	-	421,184	9,605	60	334,832	49,389	-	393,886

Total	701,925	107,276	31,169,790	6,515,496	242,210	38,736,697	336,115	107,138	30,612,167	7,411,695	259,663	38,726,778

Notes to the consolidated financial statements (continued)

As of December 31, 2013 and 2012, the financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2013
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Investments held- to-maturity	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	485,232	48,236	27,727,555	4,162,598	140,155	32,563,776
United States of America	76,423	26,471	156,385	947,971	-	1,207,250
Colombia	45,254	-	341,625	206,008	48,337	641,224
Bolivia	148	-	1,334,325	276,984	-	1,611,457
Chile	18,831	-	29,251	389,138	-	437,220
Brazil	6,865	-	10,228	187,577	42,041	246,711
Europe:
United Kingdom	53,961	-	473	44,095	-	98,529
Switzerland	11	-	97	7,974	-	8,082
France	1,575	9,121	-	17,712	-	28,408
Luxembourg	-	21,848	-	2,232	-	24,080
Spain	-	-	4,978	2,100	-	7,078
Netherlands	-	-	-	-	-	-
Other Europe	-	-	43,396	-	-	43,396
Mexico	7,899	1,600	6,441	64,173	11,677	91,790
Multilateral development banks	-	-	-	-	-	-
Other	5,726	-	1,515,036	206,934	-	1,727,696

Total	701,925	107,276	31,169,790	6,515,496	242,210	38,736,697

Notes to the consolidated financial statements (continued)

	2012
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Investments held- to-maturity	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Peru	135,021	39,499	27,416,622	5,059,738	153,438	32,804,318
United States of America	42,771	32,101	521,118	901,518	-	1,497,508
Colombia	74,323	-	1,193,428	147,887	50,155	1,465,793
Bolivia	154	-	1,068,992	260,712	-	1,329,858
Chile	24,914	-	191,711	394,783	-	611,408
Brazil	-	1,059	25,451	156,801	43,885	227,196
Europe:
United Kingdom	33,127	-	57,623	71,636	-	162,386
Switzerland	3,028	-	15,499	6,834	-	25,361
France	3,155	20,545	273	19,937	-	43,910
Luxembourg	-	11,594	-	25,590	-	37,184
Spain	-	-	15,525	21,449	-	36,974
Netherlands	-	-	43	24,820	-	24,863
Other Europe	529	-	16,884	11,304	-	28,717
Mexico	-	353	10,097	59,891	12,185	82,526
Multilateral development banks	-	64	-	78,287	-	78,351
Other	19,093	1,923	78,901	170,508	-	270,425

Total	336,115	107,138	30,612,167	7,411,695	259,663	38,726,778

Notes to the consolidated financial statements (continued)

(g)	Offsetting financial assets and liabilities

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial statements, irrespective of whether they are offset in the statement of financial position.

The similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, receivables from reverse repurchase agreements and security borrowings, payables from repurchase agreements and security lendings and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below unless they are offset in the statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and marketable securities in respect of the following transactions:

-	Derivatives;
-	Receivables from reverse repurchase agreements and security borrowings;
-	Payables from repurchase agreements and security lendings; and
-	Other financial assets and liabilities

Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

Notes to the consolidated financial statements (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2013
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral received	Net amount
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Derivatives, Note 12(b)	165,236	-	165,236	(82,059)	-	83,177
Receivables from reverse repurchase agreements and security borrowings	391,280	-	391,280	(60,675)	-	330,605
Investments available-for-sale and held-to-maturity pledged as collateral	1,078,444		1,078,444	(870,775)	-	207,669

Total	1,634,960	-	1,634,960	(1,013,509)	-	621,451

	As of December 31, 2012
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral received	Net amount
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Derivatives, Note 12(b)	159,364	-	159,364	(31,003)	-	128,361
Receivables from reverse repurchase agreements and security borrowings	1,259,505	-	1,259,505	(707,465)	-	552,040
Investments available-for-sale and held-to-maturity pledged as collateral	760,531		760,531	(643,065)		117,466

Total	2,179,400	-	2,179,400	(1,381,533)	-	797,867

Notes to the consolidated financial statements (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2013
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral pledged	Net amount
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Derivatives, Note 12(b)	154,316	-	154,316	(82,059)	(15,214)	57,043
Payables from repurchase agreements and security lendings	1,259,505	-	1,259,505	(941,120)	(40,747)	277,638

Total	1,413,821	-	1,413,821	(1,023,179)	(55,961)	334,681

	As of December 31, 2012
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral pledged	Net amount
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Derivatives, Note 12(b)	166,158	-	166,158	(31,003)	-	135,155
Payables from repurchase agreements and security lendings	1,878,341	-	1,878,341	(1,332,826)	(68,680)	476,835

Total	2,044,499	-	2,044,499	(1,363,829)	(68,680)	611,990

The gross amounts of financial assets and liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Receivables from reverse repurchase agreements and security borrowing, payables from repurchase agreements and security lendings and investments held-to-maturity are measured at amortized cost.
-	Investments available-for-sale are measured at fair value.

The different between the carrying amount in statement of financial portion and the amounts presented in the tables above for derivatives (presented in other assets note 12(b)), receivables from reverse repurchase agreement and security borrowing, payables from repurchase agreements and security lending; are financial instruments not in scope of offsetting disclosure.

Notes to the consolidated financial statements (continued)

32.2. Market risk -

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

Notes to the consolidated financial statements (continued)

The assessment of past movements has been based on historical one-year data and 109 market risk factors, which are composed as follows: 23 market curves, 75 stock prices, 10 mutual funds values and one volatility series. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

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

In VaR calculation, the foreign exchange effect is not included because it is measured in the net monetary position, see note 32.2 (b)(ii).

As of December 31, 2013 and 2012, the Group’s VaR by type of asset is as follows:

	2013	2012
	US$(000)	US$(000)

Equity investments	7,109	2,759
Debt Investments	5,903	2,311
Swaps	8,328	309
Forwards	2,231	1,871
Options	346	49
Diversification effect	(14,498)	(4,962)
Consolidated VaR by asset type	9,419	2,337

As of December 31, 2013 and 2012, the Group’s VaR by risk type is as follows:

	2013	2012
	US$(000)	US$(000)

Interest rate risk	10,754	2,787
Price risk	7,109	2,759
Volatility risk	23	1
Diversification effect	(8,467)	(3,210)
Consolidated VaR by risk type	9,419	2,337

Notes to the consolidated financial statements (continued)

(b)       ALM Book –

Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of the assets compared to its liabilities and hence to a reduction of its net worth.

(i)	Interest rate risk -

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Cash flows interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. The Group takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on both its fair value and cash flows risks. The Board sets limits on the level of mismatch of interest rate re-pricing that may be undertaken, which is monitored by the Market Risk Management Department.

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

Notes to the consolidated financial statements (continued)

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2013
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	6,048,240	121,845	59,543	-	-	1,556,751	7,786,379
Receivables from reverse repurchase agreements and security borrowings	386,596	4,684	-	-	-	-	391,280
Investments	756,186	790,907	1,359,104	1,107,858	1,881,378	1,398,962	7,294,395
Loans, net	2,661,045	5,719,867	4,641,367	5,792,230	3,403,122	-	22,217,631
Financial assets designated at fair value through profit or loss	-	-	11,240	2,525	9,098	84,413	107,276
Premiums and other policies receivables	-	-	-	-	-	206,100	206,100
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	207,056	207,056
Other assets	-	-	-	-	-	2,610,713	2,610,713
Total assets	9,852,067	6,637,303	6,071,254	6,902,613	5,293,598	6,063,995	40,820,830

Liabilities
Deposits and obligations	5,593,590	1,578,532	8,576,570	1,998,320	148,307	6,579,306	24,474,625
Payables from repurchase agreements and security lending	648,919	222,829	387,757	-	-	-	1,259,505
Due to banks and correspondents	147,080	570,699	913,453	654,662	270,589	9,888	2,566,371
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	83,183	83,183
Technical, insurance claims reserves and reserves for unearned premiums	33,708	27,716	83,098	396,078	800,671	442,169	1,783,440
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	42,774	42,774
Bonds and notes issued	92,730	7,277	88,812	884,087	3,065,230	918,579	5,056,715
Other liabilities	-	-	-	-	-	1,138,079	1,138,079
Equity	-	-	-	-	-	4,416,138	4,416,138
Total liabilities and equity	6,516,027	2,407,053	10,049,690	3,933,147	4,284,797	13,630,116	40,820,830

Off-Balance sheet items
Derivatives assets	219,070	824,270	332,467	6,415	104,694	-	1,486,916
Derivatives liabilities	4,990	224,260	228,974	416,515	612,177	-	1,486,916
	214,080	600,010	103,493	(410,100)	(507,483)	-	-
Marginal gap	3,550,120	4,830,260	(3,874,943)	2,559,366	501,318	(7,566,121)	-

Accumulated gap	3,550,120	8,380,380	4,505,437	7,064,803	7,566,121	-	-

Notes to the consolidated financial statements (continued)

	As of December 31, 2012
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	6,600,786	32,762	49,288	19,312	-	1,146,957	7,849,105
Receivables from reverse repurchase agreements and security borrowings	1,199,700	518	-	-	-	-	1,200,218
Investments	328,426	1,284,701	1,908,865	1,307,115	1,890,216	1,128,786	7,848,109
Loans, net	2,573,312	5,835,736	4,258,041	5,152,617	2,952,916	-	20,772,622
Financial assets designated at fair value through profit or loss	740	4	2,817	5,082	11,412	87,083	107,138
Premiums and other policies receivables	-	-	-	-	-	183,983	183,983
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	167,460	167,460
Other assets	-	-	-	-	-	2,668,486	2,668,486
Total assets	10,702,964	7,153,721	6,219,011	6,484,126	4,854,544	5,382,755	40,797,121

Liabilities
Deposits and obligations	6,587,944	1,218,407	7,824,254	1,666,669	119,781	6,623,365	24,040,420
Payables from repurchase agreements and security lendings	1,097,358	438,336	342,647	-	-	-	1,878,341
Due to banks and correspondents	393,509	657,401	755,063	600,868	269,786	9,634	2,686,261
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	68,536	68,536
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	96,124	96,124
Technical, insurance claims reserves and reserves for unearned premiums	28,244	27,358	80,366	359,231	701,489	418,311	1,614,999
Bonds and notes issued	645,994	14,607	53,114	1,412,375	2,648,566	8,732	4,783,388
Other liabilities	-	-	-	-	-	1,263,717	1,263,717
Equity	-	-	-	-	-	4,365,335	4,365,335
Total liabilities and equity	8,753,049	2,356,109	9,055,444	4,039,143	3,739,622	12,853,754	40,797,121

Off-Balance sheet items
Derivatives assets	365,338	448,243	236,937	311,622	98,054	-	1,460,194
Derivatives liabilities	173,992	305,055	262,070	533,902	185,175	-	1,460,194
	191,346	143,188	(25,133)	(222,280)	(87,121)	-	-
Marginal gap	2,141,261	4,940,800	(2,861,566)	2,222,703	1,027,801	(7,470,999)	-

Accumulated gap	2,141,261	7,082,061	4,220,495	6,443,198	7,470,999	-	-

Notes to the consolidated financial statements (continued)

Sensitivity to changes in interest rates –

The following table presents the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s consolidated statements of income and consolidated statements of comprehensive income; before income tax and non-controlling interest.

The sensitivity of the consolidated statements of income is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2013 and 2012, including the effect of derivatives instruments. The sensitivity of the consolidated statement of comprehensive income is calculated by revaluing interest rate from fixed income available-for-sale and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivatives instruments designated as cash flow hedges, as of December 31, 2013 and 2012 for the effects of the assumed changes in interest rates:

	As of December 31, 2013
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	18,064	-/+	67,473
U.S. Dollar	+/-	75	+/-	27,096	-/+	101,210
U.S. Dollar	+/-	100	+/-	36,128	-/+	134,947
U.S. Dollar	+/-	150	+/-	54,192	-/+	202,420
Peruvian Currency	+/-	50	-/+	229	-/+	56,082
Peruvian Currency	+/-	75	-/+	343	-/+	84,122
Peruvian Currency	+/-	100	-/+	457	-/+	112,163
Peruvian Currency	+/-	150	-/+	686	-/+	168,245

	As of December 31, 2012
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	+/-	26,026	-/+	87,437
U.S. Dollar	+/-	75	+/-	39,039	-/+	131,155
U.S. Dollar	+/-	100	+/-	52,052	-/+	174,874
U.S. Dollar	+/-	150	+/-	78,079	-/+	262,310
Peruvian Currency	+/-	50	-/+	505	-/+	59,708
Peruvian Currency	+/-	75	-/+	757	-/+	89,561
Peruvian Currency	+/-	100	-/+	1,009	-/+	119,415
Peruvian Currency	+/-	150	-/+	1,514	-/+	179,123

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

Notes to the consolidated financial statements (continued)

Equity securities, mutual funds and hedge funds are not considered as part of the investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the effect on expected unrealized gain or loss in comprehensive income, before income tax, as of December 31, 2013 and 2012 is presented below:

Market price sensitivity		Changes in market prices	2013	2012
		%	US$(000)	US$(000)

Equity securities	+/-	10	58,812	62,406
Equity securities	+/-	25	147,030	156,016
Equity securities	+/-	30	176,436	187,219
Mutual funds	+/-	10	7,744	14,791
Mutual funds	+/-	25	19,361	36,976
Mutual funds	+/-	30	23,233	44,372
Hedge funds	+/-	10	3,275	2,505
Hedge funds	+/-	25	8,186	6,263
Hedge funds	+/-	30	9,824	7,515

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

Notes to the consolidated financial statements (continued)

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2013 and 2012, the Group’s assets and liabilities by currencies were as follows:

	2013				2012
	U.S. Dollars	Peruvian currency	Other currencies	Total	U.S. Dollars	Peruvian currency	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Monetary assets -
Cash and due from banks	5,634,815	1,921,686	229,878	7,786,379	4,864,941	2,811,102	173,062	7,849,105
Receivables from reverse repurchase agreements and security borrowings	-	-	391,280	391,280	7,500	-	1,192,718	1,200,218
Trading securities	87,530	391,160	57,999	536,689	70,406	36,557	69,788	176,751
Available-for-sale investments (*)	2,521,568	2,840,411	224,589	5,586,568	2,450,382	4,032,827	153,594	6,636,803
Held-to-maturity investments	144,334	97,876	-	242,210	150,097	109,566	-	259,663
Loans, net	10,950,242	10,378,654	888,735	22,217,631	11,338,280	8,731,467	702,875	20,772,622
Financial assets designated at fair value through profit or loss	78,424	28,852	-	107,276	78,218	28,920	-	107,138
Other assets	240,340	128,944	570,452	939,736	255,313	573,289	120,984	949,586
	19,657,253	15,787,583	2,362,933	37,807,769	19,215,137	16,323,728	2,413,021	37,951,886

Monetary liabilities -
Deposits and obligations	(11,940,251)	(11,397,001)	(1,137,373)	(24,474,625)	(10,839,721)	(12,299,579)	(901,120)	(24,040,420)
Payables from repurchase agreements and security lendings	(534,144)	(447,722)	(277,639)	(1,259,505)	(651,664)	(117,647)	(1,109,030)	(1,878,341)
Due to bank and correspondents	(1,458,199)	(939,365)	(168,807)	(2,566,371)	(1,835,540)	(652,240)	(198,481)	(2,686,261)
Financial liabilities designated at fair value through profit or loss	-	-	(42,774)	(42,774)	-	-	(96,124)	(96,124)
Insurance claims reserves and technical reserves	(1,111,821)	(671,619)	-	(1,783,440)	(1,032,693)	(582,306)	-	(1,614,999)
Bonds and notes issued	(4,306,641)	(739,765)	(10,309)	(5,056,715)	(3,818,484)	(835,663)	(129,241)	(4,783,388)
Other liabilities	(305,187)	(594,211)	(121,906)	(1,021,304)	(429,226)	(567,015)	(116,040)	(1,112,281)
	(19,656,243)	(14,789,683)	(1,758,808)	(36,204,734)	(18,607,328)	(15,054,450)	(2,550,036)	(36,211,814)
	1,010	997,900	604,125	1,603,035	607,809	1,269,278	(137,015)	1,740,072

Forwards position, net	585,733	(601,486)	15,753	-	(575,212)	318,871	256,341	-
Currency swaps position, net	(25,771)	(42,794)	68,565	-	(37,466)	65,782	(28,316)	-
Cross currency swaps position, net	(213,498)	213,498	-	-	(60,322)	(28,872)	89,194	-
Options, net	(110,500)	110,500	-	-	18,279	(18,279)	-	-

Net monetary position	236,974	677,618	688,443	1,603,035	(46,912)	1,606,780	180,204	1,740,072

(*)	As of December 31, 2013 and 2012, the equity investment as available-for-sale amounted to US$928.9 and US$774.9 million, respectively.

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

The table below shows the sensitivity analysis of the Peruvian Currency, the currency to which the Group had significant exposure as of December 31, 2013 and 2012 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against the U.S. Dollar, with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in currency rates	2013	2012
	%	US$(000)	US$(000)

Devaluation -
Peruvian Currency	5	(32,268)	(76,513)
Peruvian Currency	10	(61,602)	(146,071)

Revaluation -
Peruvian Currency	5	35,664	84,567
Peruvian Currency	10	75,291	178,531

Notes to the consolidated financial statements (continued)

32.3.	Liquidity risk -

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

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statements of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2013						As of December 31, 2012
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Financial liabilities by type -
Deposits and obligations	7,605,164	1,807,590	12,756,534	2,097,185	353,502	24,619,975	7,909,590	1,337,516	12,894,069	1,907,363	155,544	24,204,082
Payables from repurchase agreements and security lendings	654,740	21,893	180,898	301,957	125,000	1,284,488	1,224,514	101,272	84,784	282,156	209,184	1,901,910
Due to banks and correspondents	426,012	460,857	1,197,228	1,466,517	325,000	3,875,614	442,018	500,526	752,393	1,221,451	267,081	3,183,469
Accounts payable to reinsurer and coinsurers	23,267	40,467	11,619	7,569	261	83,183	11,980	34,229	18,998	3,329	-	68,536
Financial liabilities designated at fair value through profit or loss	42,774	-	-	-	-	42,774	96,124	-	-	-	-	96,124
Technical, insurance claims reserves and reserves for unearned premiums	133,116	182,926	225,307	414,908	827,183	1,783,440	70,287	194,062	256,621	387,062	706,967	1,614,999
Bonds and notes issued	106,842	58,337	274,722	1,710,346	3,537,383	5,687,630	10,050	75,857	209,579	2,154,331	2,802,397	5,252,214
Other liabilities	234,819	31,679	60,223	117,521	391,034	835,276	392,202	79,881	356,077	4,495	7,104	839,759

Total liabilities	9,226,734	2,603,749	14,706,531	6,116,003	5,559,363	38,212,380	10,156,765	2,323,343	14,572,521	5,960,187	4,148,277	37,161,093

Derivatives financial liabilities (*) -
Contractual amounts receivable (Inflow)	11,769	184,744	164,181	306,313	9,268	676,275	10,400	26,795	361,279	655,422	57,097	1,110,993
Contractual amounts payable (outflow)	13,217	188,541	177,111	322,379	10,184	711,432	12,303	31,177	379,321	690,764	59,437	1,173,002

Total liabilities	1,448	3,797	12,930	16,066	916	35,157	1,903	4,382	18,042	35,342	2,340	62,009

(*) Included derivatives contracts designated as hedge accounting.

The table below shows the contractual maturity of the Group’s contingent credits at the date of the consolidated statements of financial position:

	As of December 31, 2013						As of December 31, 2012
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 1 to 12 months	From 1 to 5 years	Over 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Contingent credits (indirect loans)	440,551	1,379,691	2,107,538	590,718	234,036	4,752,534	461,974	1,327,976	1,727,667	734,937	267,553	4,520,107

The Group expects that not all of the contingent liabilities or commitments will be drawn before expiration of the commitments.

Notes to the consolidated financial statements (continued)

32.4.	Operational risk -

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

32.5	Risk of the insurance activity -

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

Notes to the consolidated financial statements (continued)

(a)	Sensitivity to changes in interest rates -

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, in consolidated statements of income and consolidated statements of comprehensive income of the insurance activity, before income tax:

	As of December 31, 2013
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	238	-/+	24,052
U.S. Dollar	+/-	75	-/+	357	-/+	36,078
U.S. Dollar	+/-	100	-/+	475	-/+	48,105
U.S. Dollar	+/-	150	-/+	713	-/+	72,157
Peruvian Currency	+/-	50	+/-	62	-/+	8,878
Peruvian Currency	+/-	75	+/-	93	-/+	13,317
Peruvian Currency	+/-	100	+/-	124	-/+	17,756
Peruvian Currency	+/-	150	+/-	186	-/+	26,634

	As of December 31, 2012
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			US$(000)		US$(000)

U.S. Dollar	+/-	50	-/+	129	-/+	26,571
U.S. Dollar	+/-	75	-/+	194	-/+	39,857
U.S. Dollar	+/-	100	-/+	259	-/+	53,144
U.S. Dollar	+/-	150	-/+	388	-/+	79,715
Peruvian Currency	+/-	50	+/-	68	-/+	9,734
Peruvian Currency	+/-	75	+/-	102	-/+	14,601
Peruvian Currency	+/-	100	+/-	136	-/+	19,468
Peruvian Currency	+/-	150	+/-	204	-/+	29,202

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

Notes to the consolidated financial statements (continued)

The undiscounted cash flows payable by the Group for insurance claims reserves and technical reserves by their remaining contractual maturities, including future interest payments, is presented in Note 32.3.

Other non-derivative financial liabilities are related to the balances presented in the consolidated statements of financial position and include mainly accounts payable to reinsurers and coinsurers and other liabilities with contractual maturities of less than one year, see also Note 32.3.

Unit linked liabilities are payable on demand and are included in the up to a year column.

(c)	Credit risk of the insurance activity -

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, ascertaining suitable allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues unit linked contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on unit linked financial assets.

Notes to the consolidated financial statements (continued)

32.6.	Capital management -

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

Considering the Banking Law and Legislative Decree N° 1028, the regulatory capital must be equal to or more than 10 percent of total risk weighted assets and contingent operations, represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the weighted assets and contingent credits by credit risk. This calculation must include all balance sheet exposures or assets in local or foreign currency. As of December 31, 2013 and 2012, the minimum requirement is 10.0 percent.

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

According to the SBS regulations, the Junior Subordinated Notes issued by BCP are computable to determinate the Group’s regulatory capital, see Note 16(a)(vii).

As of December 31, 2013 and 2012, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately US$4,828.4 and US$3,975.6 million, respectively. This regulatory capital has been determined in accordance with SBS regulations in force as of such dates. According to the SBS regulations, the Group’s regulatory capital exceeds in approximately US$759.4 million the minimum regulatory capital required as of December 31, 2013 (approximately US$357.5 million as of December 31, 2012).

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

Considering the excess of regulatory capital held by the Group as of December 31. 2013 and 2012 in the Management’s opinion, the Group has complied with the requirements set forth in such resolution.

32.7.	Fair values -

(a)	Financial instruments recorded at fair value and fair values hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the statement of financial position:

Notes to the consolidated financial statements (continued)

		Level 1	Level 2	Level 3	Total
December 31, 2013	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments:
Forward exchange contracts		-	62,946	-	62,946
Interest rate swaps		-	41,702	-	41,702
Cross currency swaps		-	23,917	-	23,917
Currency swaps		-	34,058	-	34,058
Options		-	2,613	-	2,613
	12(b)	-	165,236	-	165,236

Trading securities		155,253	381,436	-	536,689
Financial assets designated at fair value through profit or loss	8(a)	70,653	36,623	-	107,276
Investments available-for-sale:
Debt securities
BCRP Certificates of deposit		-	1,904,959	-	1,904,959
Corporate, leasing and subordinated bonds		1,204,459	929,274	5,534	2,139,267
Government‘s treasury bonds		688,838	304,699	-	993,537
Other instruments		61,060	777,523	51,031	889,614
Equity securities		573,443	2,019	12,657	588,119
	6(a)	2,527,800	3,918,474	69,222	6,515,496
Total financial assets		2,753,706	4,501,769	69,222	7,324,697
Financial liabilities
Derivative financial instruments:
Interest rate swaps		-	48,660	-	48,660
Forward exchange contracts		-	45,338	-	45,338
Cross Currency Swaps		-	2,045	-	2,045
Currency swaps		-	49,571	-	49,571
Options		-	8,702	-	8,702
	12(b)	-	154,316	-	154,316
Financial liabilities at fair value through profit or loss		9,351	33,423	-	42,774
Put option over non-controlling interest, Note 2(c)		-	-	121,906	121,906
Total financial liabilities		9,351	187,739	121,906	318,996

Notes to the consolidated financial statements (continued)

		Level 1	Level 2	Level 3	Total
December 31, 2012	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments:
Forward exchange contracts		-	74,955	-	74,955
Interest rate swaps		-	30,028	-	30,028
Cross currency swaps		-	27,017	-	27,017
Currency swaps		-	26,931	-	26,931
Options		-	433	-	433
	12(b)	-	159,364	-	159,364

Trading securities		176,751	-	-	176,751
Financial assets designated at fair value through profit or loss	8(a)	90,126	17,012	-	107,138
Investments available-for-sale:
Debt securities
BCRP Certificates of deposit		-	2,965,324	-	2,965,324
Corporate, leasing and subordinated bonds		821,174	1,281,065	12,872	2,115,111
Government‘s treasury bonds		658,351	90,244	-	748,595
Other instruments		77,371	856,939	24,293	958,603
Equity securities		610,594	5,884	7,584	624,062
	6(a)	2,167,490	5,199,456	44,749	7,411,695
Total financial assets		2,434,367	5,375,832	44,749	7,854,948

Financial liabilities
Derivative financial instruments:
Forward exchange contracts		-	59,379	-	59,379
Interest rate swaps		-	86,170	-	86,170
Currency swaps		-	16,975	-	16,975
Cross currency swaps		-	3,211	-	3,211
Options		-	423	-	423
	12(b)	-	166,158	-	166,158
Financial liabilities at fair value through profit or loss		16,040	80,084	-	96,124
Put option over non-controlling interest, Note 2(c)		-	-	121,772	121,772
Total financial liabilities		16,040	246,242	121,772	384,054

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observed markets factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Notes to the consolidated financial statements (continued)

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivatives financial instruments

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

Credicorp calculates EE using a Monte Carlo simulation at a counterparty level. The model inputs include market values from current market data and model parameters implied from quoted market prices. These are updated at each measurement date. Collateral and netting arrangements are taken into account where applicable. PDs and LGDs are derived from a credit spread simulation based on a deterministic model or a Monte-Carlo model that incorporates rating migration and market observable data where available.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2013, derivatives receivables and payables amounted to US$165.2 million and US$154.3 million, respectively, see Note 12(b), generating CVA and DVA adjustments for approximately US$3.4 million and US$1.2 million, respectively. Also, the net impact of both concepts in the consolidated statements of income amounted to US$3.4 million.

-	Valuation of debt securities available for sale classified as level 2

Valuation of BCRP certificates of deposit, corporate, leasing, subordinated bonds and Government‘s treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in its respective currency and considering observable current market transactions. Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

Financial instruments included in the Level 3 category are those that are measured using valuation techniques based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

Notes to the consolidated financial statements (continued)

Fair value of corporate, leasing and subordinated bonds, included in level 3, is estimated considering a possible change in interest rate within a range between 75 and 125 basis points; nevertheless, such change would not affect significantly the fair value of these instruments as of December 31, 2013.

Also, fair value of put options over non-controlling interest, included in level 3, is estimated considering a possible change in interest rate within a range between 50 and 150 basis points; nonetheless, such change would not affect significantly the fair value of these instruments as of December 31, 2013.

As of December 31, 2013 and 2012, the net unrealized gain of Level 3 financial instruments amounts to US$6.7 million and US$6.6 million, respectively. During 2013 and 2012, the changes in the value of level 3 financial instruments have not been significant; as result, there were not significant purchases, issues, settlements, results or other movements; neither transfers from Level 3 to Level 1 and Level 2 or viceversa.

Notes to the consolidated financial statements (continued)

(b)	Financial instruments not measured at fair value -

Set out below is the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statements of financial position by level of the fair value hierarchy:

December 31, 2013	Level 1	Level 2	Level 3	Fair value	Book value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	-	7,849,105	-	7,849,105	7,849,105
Receivables from reverse repurchase agreements and security borrowings	-	391,280	-	391,280	391,280
Investments held-to-maturity	229,306	-	-	229,306	242,210
Loans, net	-	22,223,491	-	22,223,491	22,217,631
Premiums and other policies receivable	-	206,100	-	206,100	206,100
Accounts receivable from reinsurers and coinsurers	-	207,056	-	207,056	207,056
Due from customers on acceptances	-	67,688	-	67,688	67,688
Other assets	-	293,656	-	293,656	293,656
Total	229,306	31,238,376	-	31,467,682	31,474,726

Liabilities
Deposits and obligations	-	24,474,625	-	24,474,625	24,474,625
Payables from repurchase agreements and security lendings	-	1,259,505	-	1,259,505	1,259,505
Due to banks and correspondents	-	3,623,845	-	3,623,845	2,566,371
Bankers’ acceptances outstanding	-	67,688	-	67,688	67,688
Accounts payable to reinsurers and coinsurers	-	83,183	-	83,183	83,183
Bonds and notes issued	-	5,185,882	-	5,185,882	5,057,420
Other liabilities	-	716,117	-	716,117	716,117

Total	-	35,410,845	-	35,410,845	34,224,909

Notes to the consolidated financial statements (continued)

December 31, 2012	Level 1	Level 2	Level 3	Fair Value	Book value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets
Cash and due from banks	-	7,849,105	-	7,849,105	7,849,105
Receivables from reverse repurchase agreements and security borrowings	-	1,200,218	-	1,200,218	1,200,218
Investments held-to-maturity	262,565	-	-	262,565	259,663
Loans, net	-	20,777,432	-	20,777,432	20,772,622
Premiums and other policies receivable	-	183,983	-	183,983	183,983
Accounts receivable from reinsurers and coinsurers	-	167,460	-	167,460	167,460
Due from customers on acceptances	-	100,768	-	100,768	100,768
Other assets	-	338,011	-	338,011	338,011

Total	262,565	30,616,977	-	30,879,542	30,871,830

Liabilities
Deposits and obligations	-	24,040,420	-	24,040,420	24,040,420
Payables from repurchase agreements and security lendings	-	1,878,341	-	1,878,341	1,878,341
Due to banks and correspondents	-	2,613,368	-	2,613,368	2,686,261
Bankers’ acceptances outstanding	-	100,768	-	100,768	100,768
Accounts payable to reinsurers and coinsurers	-	68,536	-	68,536	68,536
Bonds and notes issued	-	5,190,989	-	5,190,989	4,783,388
Other liabilities	-	776,819	-	776,819	776,819

Total	-	34,669,241	-	34,669,241	34,334,533

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the expected losses of these loans. As of December 31, 2013 and 2012, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.
(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or having a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

Notes to the consolidated financial statements (continued)

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

32.8. Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2013 and 2012, the assigned value of the financial assets under administration (in millions of U.S. Dollars) is as follows:

	2013	2012

Pension funds	11,583.6	11,846.8
Investments funds	5,558.9	5,340.3
Equity managed	4,798.9	4,959.0

Total	21,941.4	22,146.1

33. Commitments and contingencies

Legal claim contingencies –

(i)	Madoff Trustee Litigation -

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

Notes to the consolidated financial statements (continued)

Initially, ASB counsel and the Trustee agreed that ASB had until April 24, 2013 to move, answer or otherwise respond to the Complaint. However, subsequently ASB counsel and the Trustee agreed to extend the time until July 16, 2014.

Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulted in a net loss in the funds that ASB managed on behalf of its clients for approximately US$78 million as of December, 2008.

(ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115 million, reflecting ASB’s redemptions of certain investments in Fairfield, together with investment returns thereon. These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Litigation described above.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of the pending litigation in the British Virgin Island courts calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield, was applied in the Fairfield v. ASB Adversary Proceeding, thereby indefinitely extending ASB’s time to answer or move until the stay is lifted. On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original complaint but adding additional allegations and causes of action. As of December 31, 2013, the Bankruptcy Court stay remains in effect, and ASB’s time to answer or move remains stayed indefinitely pending further order of the Bankruptcy Court.

Management believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

34. Subsequent events

(a)	Change in functional currency -

Items included in the financial statements of each subsidiary of the Group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Until December 31, 2013, Credicorp Ltd. and its subsidiaries operating in Peru (see note 3 (b)), determined that its functional currency is the U.S. Dollar, that is the currency that best reflects the economic environment as well as the facts and circumstances relevant to such subsidiaries.

Due to changes in the economic environment in which the Group's main subsidiary, BCP operates, and in accordance with International Financial Reporting Standards, Management conducted a review of the functional currency of Credicorp Ltd. and its subsidiaries in Peru, concluding that there has been a change in the functional currency from U.S. Dollars to Nuevos Soles effective January 1, 2014. The main indicators that the Management has considered are: (i) changes in the economic environment of the country where its main subsidiary (BCP) operates; (ii) the gradual increase of loans and deposits in Nuevos Soles and the financial income and expenses; and (iii) the regulatory and competitive factors presented in the Peruvian financial system, which have entrenched the Nuevo Sol against the U.S. Dollar.

Notes to the consolidated financial statements (continued)

As result, starting 2014 the assets, liabilities, income and expenses as well as cash generated by Credicorp Ltd. and its Peruvian subsidiaries will be predominantly in Nuevos Soles and the trend is to continue to grow the importance of such currency.

The prevalence of the Nuevo Sol in the Peruvian economy has been driven in late 2013 with banking and financial regulations that promote the predominance of the Nuevo Sol. This is reinforced by the recognition of the Peruvian economy as a stable economy in the long term that has been confirmed in late 2013.

This conclusion was discussed and approved by the Board of Directors meeting held on January 22, 2014 and will be reported for ratification at the General Shareholders’ Meeting to be held in March 2014, whereby the functional currency of Credicorp Ltd., effective January 1, 2014, will be the Nuevo Sol.

The change in functional and presentation currency was performed prospectively starting January 1, 2014. As of December 31, 2014, for comparative purposes, would been translated to Nuevo Soles following the methodology of IAS 21 considering the Nuevo Sol as the presentation currency.

(b)	Acquisition of Mibanco, Banco de la Microempresa S.A. -

On March 20, 2014, Credicorp, through its subsidiary Empresa Financiera Edyficar S.A., acquired 60.68 percent of Mibanco, Banco de la Microempresa S.A., a local bank oriented to micro and small entities sector, for an amount of approximately S/.504.8 million in cash consideration, equivalent to US$179.5 million.

As of December 31, 2013, Mibanco’s assets, liabilities, equity and net income, published by SBS (audited) and prepared in accordance with accounting principles prescribed by the Superintendencia de Banca, Seguros y AFP (SBS) for Peruvian financial entities, amounted to US$2,135.7 million, US$1,900.8 million, US$234.9 million and US$12.6 million, respectively.

