Form 20-F
period 2014-12-31
CREDICORP LTD
filed 2015-04-28
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
Phone (+511) 313 2014
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. .

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

Item 17	☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

CONTENT

2

ABBREVIATIONS

Abbreviations	Meaning
AFM	Administradora de Fondos Mutuos or Mutual Fund Administrators
AFP	Administradora de Fondo de Pensiones or Pension funds private administrators - Peru
AGF	Administradora General de Fondos or General Funds Management
ALCO	Asset and Liabilities Committee
ALICO	American Life Insurance Company
ALM	Asset and Liabilities Management Service
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia's Stock Market Self-regulator
ASB	Atlantic Security Bank
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority - Bolivia
ASHC	Atlantic Security Holding Corporation
ATM	Automated Teller Machine (cash machine)
ATPDEA	Andean Trade Promotion and Drug Eradication Act
AuMs	Assets under Management
BCB	Banco Central de Bolivia
BCI	Banco de Crédito e Inversiones
BCM	Business Continuity Management
BCP	Banco de Crédito del Perú
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
BIS Accord	Basel Committee on Banking Regulations and Supervisory Practices of International Settlements
Bladex	Banco Latinoamericano de Comercio Exterior
BLMIS	Bernard L. Madoff Investment Securities LLC
CAF	Corporación Andina de Fomento or Andean Development Corporation
CARE	Cooperative for Assistance and Relief Everywhere
CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority
CMAC	Caja Municipal de Ahorro y Crédito or Municipal Savings Bank
COFIDE	Corporación Financiera de Desarrollo S.A. or Peruvian government-owned development bank
CONASEV	Comisión Nacional Supervisora de Empresas y Valores del Perú or National Commission for the Supervision of Corporations and Securities - Peru. Now known as SMV.
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CRAC	Caja Rural de Ahorro y Crédito or Rural Savings Bank
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa S.A.
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondos S.A.
Credicorp Capital Perú	Credicorp Capital Perú S.A.A., formerly BCP Capital S.A.A.

Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Creditítulos S.A.
CRM	Customer Relationship Management
CSI	Credicorp Capital Securities Inc. formerly Credicorp Securities Inc.
CTS	Severance indemnity Deposits
D&S	Disability and Survivorship
Edyficar	Empresa Financiera Edyficar S.A.
Edpyme	Empresas de Desarrollo de Pequeña y Microempresa or Small and Micro firm Development Institutions
EPS	Entidad Prestadora de Salud or Health Care Facility
ERM	Enterprise Risk Management
FATCA	Foreign Account Tax Compliance Act
FATF	Financial Action Task Force
FC	Foreign Currency
FCG	Financial Consolidated Group
FCPA	Foreign Corrupt Practices Act
FED	Federal Reserve System - US
FINRA	Financial Industry Regulatory Authority -US
FTA	Free Trade Agreement
GDP	Gross Domestic Product
IASB	International Accounting Standards Board
IBD	Introducing Broker Dealer
IBNR	Incurred but not reported
ICBC	Industrial and Commercial Bank of China
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
IGBVL	Índice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IGV	Impuesto General a las Ventas or Value Added Tax
IMF	International Monetary Fund
IM Trust	Inversiones IMT S.A.
IPSA	Índice Selectivo de Acciones or Selective Prive Index Shares - Chile
IRB	Internal Ratings-Based
IRS	Interest Rate Swap
KRI	Key Risk Indicators
LC	Local Currency
LIBOR	London InterBank Offered Rate
LTV	Loan to Value
M&A	Mergers and Acquisitions
MALI	Museo de Arte de Lima or Lima's Fine Arts Museum
MILA	Mercado Integrado Latinoamericano or Integrated Latin American Market -among Chile, Colombia and Peru
MMD	Middle-Market Division
MODASA	Motores Diesel Andinos S.A.
MRTA	Movimiento Revolucionario Tupac Amaru

NEP	Net Earned Premiuns
NIM	Net Interest Margin
NYSE	New York Stock Exchange
OFAC	Office of Foreign Assets Control Regulation Compliance
ONP	Oficina de Normalización Previsional or Public Pension System
OPA	Oferta Pública de Adquisición or Public Tender Offer
OTC	Over-the-counter
PDL	Past-due loan
RAM	Remuneración Asegurable Mensual or Monthly Insurable Remuneration
RB&WM	Retail Banking & Wealth Management Group
RIA	Registered Investment Advisor
ROAE	Return on Average Equity
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAM	Standardized Approach Method
SARs	Stock Appreciation Rights
SBS	Superintendencia de Banca, Seguros y AFP or Superintendecy of Banks, Insurance and Pension Funds - Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEC	U.S. Securities and Exchange Commission
SIPC	Securities Investor Protection Corporation
SME	Small and medium enterprise
SME - Pyme	Small and medium enterprise – Pequeña y microempresa or Small and micro enterprise
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market - Peru
SOAT	Seguro obligatorio para accidentes de tránsito or Obligatory assurance for accidents of traffic
Solucion EAH	Solución Empresa Aseguradora Hipotecaria or Mortgage insurer Company
SPP	Sistema Privado de Pensiones or Private Pension System
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria or Superintendence of Tributary Administration - Peru
SVS	Superintendencia de Valores y Seguros de Chile or Superintendence of Securities and Insurance from Chile
U.S. GAAP	United States Generally Accepted Accounting Principles
VaR	Value at Risk
VRAE	Valley of Rivers Apurimac and Ene - Peru
WBG	Wholesale Banking Group

PRESENTATION OF FINANCIAL INFORMATION

Credicorp Ltd. is a Bermuda limited liability company (and is referred to in this Annual Report as Credicorp, the Company, the Group, we, or us, and means either Credicorp as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in Peruvian Nuevos Soles and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP).

We operate primarily through our four operating segments: banking (mainly wholesale banking and retail banking), investment banking, insurance, and pension funds. See information about operating segments in “Item 4.-Information on the Company: (A) History and Development of the Company, and (B) Business Overview”.

Our five principal operating subsidiaries are: (i) Banco de Crédito del Perú (which, together with its consolidated subsidiaries, is referred to as BCP and includes wholesale and retail banking); (ii) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which, are referred to as ASB and ASHC, respectively); (iii) El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (which together with its consolidated subsidiaries, is referred to as Grupo Pacífico); (iv) Prima AFP; and (v) Credicorp Capital (which consolidates the companies of our investment banking platform). As of and for the year ended December 31, 2014, BCP accounted for 86.0% of our total assets, 80.9% of our net income and 70.2% of our net equity. Unless otherwise specified, the individual financial information for BCP, ASB, Grupo Pacífico, Prima AFP and Credicorp Capital included in this Annual Report has been derived from the audited consolidated financial statements of each such entity. See “Item 3. Key Information – 3.A Selected Financial Data” and “Item 4. Information on the Company - 4.A History and Development of the Company.” We refer to BCP, ASB, Grupo Pacífico, Prima AFP and Credicorp Capital as our main operating subsidiaries, and we refer to Grupo Crédito and ASHC as our two main holding subsidiaries.

“Item 3. Key Information - 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2010, 2011, 2012 2013 and 2014.

Unless otherwise specified or the context otherwise requires, references in this Form 20-F (also referred to as the Annual Report), to “S/.”, “Nuevo Sol”, “local currency” or “Nuevos Soles” are to Peruvian Nuevos Soles (each Nuevo Sol is divided into 100 centimos (cents)), and to “$”, “US$,” “Dollars,” “foreign currency” or “U.S. Dollars” are to United States Dollars.

In light of changes in the Peruvian economy and Credicorp’s operations in Peru, the Board of Directors of Credicorp Ltd. determined, in its session held on January 22, 2014, that from and after January 1, 2014 the Peruvian Nuevo Sol would be the functional currency and the currency in which Credicorp’s financial statements would be presented. This decision was made in accordance with the International Financial Reporting Standards (IFRS), and specifically IAS 21, based on an analysis performed by Credicorp’s management, which revealed that the Nuevo Sol Peruano has become since 2014 the most relevant currency for Credicorp’s subsidiaries in Peru, and specifically for Credicorp’s main subsidiary, Banco de Credito del Peru. This decision does not change the currency (U.S. Dollar) in which Credicorp’s equity and the nominal value of its shares are nominated. In accordance with Credicorp’s Bye-lwas, these values remain in U.S. Dollars, the currency in which Credicorp’s stock is listed on the New York Stock Exchange (NYSE) and on the Lima Stock Exchange (BVL). For this Annual Report, we have restated in Nuevos Soles the financial information presented for years prior to 2014. The methodology used for the restatement is in accordance with the IFRS and specifically IAS #21 "The Effects of Changes in Foreign Exchange Rates". The methodology applied is explained in “Item 4. Information on the company - 4.B Business overview - (13) Selected Statistical Information”.

Some of our subsidiaries maintain their operations and balances in U.S. Dollars and other currencies. As a result, this Annual Report contains certain U.S. Dollars amounts translated into Nuevos Soles solely for the convenience of the reader. You should not construe any of these translations as representations that the U.S. Dollar amounts actually represent such equivalent Nuevo Sol amounts or could be converted into Nuevos Soles at the rate indicated as of the dates mentioned herein, or at all. Unless otherwise indicated, these Nuevo Sol amounts have been translated from U.S. Dollar at an exchange rate of S/.2.986 = US$1.00, which is the December 31, 2014 exchange rate set by the Peruvian Superintendency of Banks, Insurance and Pension Funds (SBS by its Spanish initials). Translating amounts expressed in U.S. Dollars on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Nuevo Sol amounts that are different from the Nuevo Sol amounts that would have been obtained by translating U.S. Dollars on another specified date (at the prevailing exchange rate on that different specified date). See also “Item 3. Key Information – 3.A Selected Financial Data - Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Nuevos Soles. Our Bolivian subsidiary operates in Bolivianos, a currency that has been maintained stable over recent years. Our Bolivian subsidiary’s financial statements are also presented in Nuevos Soles for consolidation purposes. Our Colombian and Chilean subsidiaries, Credicorp Capital Colombia S.A. Sociedad Comisionista de Bolsa in Colombia (formerly Correval) and Inversiones IMT S.A. Corredores de Bolsa in Chile (formerly IM Trust), operate in Colombian Pesos and Chilean Pesos, respectively, and their financial statements are converted into Nuevos Soles for consolidation purposes.

Our management’s criteria for translating foreign currency, for the purpose of preparing the Credicorp Consolidated Financial Statements, are described in “Item 5. Operating and Financial Review and Prospects- 5.A Operating Results—(1) Critical Accounting Policies – 1.2 Foreign Currency Translation.”

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

See “Item 3. Key Information - 3.D Risk Factors” and “Item 5. Operating and Financial Review and Prospects”.

We are not under any obligation to, and we expressly disclaim any obligation to, update or alter any forward-looking statements contained in this Annual Report whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3. A          Selected Financial Data

The following table presents a summary of our consolidated financial information at the dates and for the periods indicated. This selected financial data is presented in Nuevos Soles. You should read this information in conjunction with, and qualify this information in its entirety by reference to, the Consolidated Financial Statements, which are also presented in Nuevos Soles.

The summary of our consolidated financial data as of, and for the years ended, December 31, 2010, 2011, 2012, 2013 and 2014 is derived from the Consolidated Financial Statements audited by Paredes, Zaldívar, Burga & Asociados S.C.R.L, member of EY Global, independent registered public accountants.

The report of Paredes, Zaldívar, Burga & Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
						U.S. Dollars in
	(Nuevos Soles in thousand, except percentages, ratios, and per common share data)					thousand (1)
INCOME STATEMENT DATA:
IFRS:
Interest income	4,157,451	5,052,020	6,091,575	7,086,470	8,600,866	3,021,824
Interest expense	(1,169,854)	(1,461,370)	(1,828,827)	(2,116,573)	(2,191,062)	(769,807)
Net Interest income	2,987,597	3,590,650	4,262,748	4,969,897	6,409,804	2,252,017
Provision for loan losses (2)	(493,462)	(590,755)	(996,194)	(1,230,371)	(1,715,809)	(602,831)
Net interest income after provision for loan losses	2,494,135	2,999,895	3,266,554	3,739,526	4,693,995	1,649,186
Fees and commissions from banking services	1,482,784	1,670,963	1,944,242	2,259,927	2,521,829	886,018
Net gains from sales of securities	226,917	170,238	267,000	96,228	220,737	77,554
Net gains on foreign exchange transactions	294,269	380,715	467,912	534,442	453,405	159,299
Net earned premiums	1,356,787	1,579,091	1,856,666	2,142,777	2,189,666	769,316
Other income	268,777	83,498	276,763	441,193	639,572	224,707
Claims on insurance activities	(891,464)	(1,038,461)	(1,227,204)	(1,460,461)	(1,426,733)	(501,268)
Operating expenses	(3,067,540)	(3,381,685)	(4,255,648)	(5,111,490)	(6,075,096)	(2,134,421)
Income before translation result and income tax	2,164,665	2,464,254	2,596,285	2,642,142	3,217,375	1,130,391
Translation result	68,137	104,135	197,949	(309,422)	172,095	60,464
Income tax	(528,488)	(578,687)	(663,309)	(775,177)	(968,224)	(340,175)
Net income	1,704,314	1,989,702	2,130,925	1,557,543	2,421,246	850,679
Attributable to:
Credicorp’s equity holders	1,613,880	1,949,792	2,079,647	1,538,307	2,387,852	838,947
Non-controlling interest	90,434	39,910	51,278	19,236	33,394	11,733
Number of shares as adjusted to reflect changes in capital
Net income per common share attributable to Credicorp’s equity holders (3)	20.31	24.55	26.18	19.35	30.04	10.55
Diluted net income per share	20.26	24.48	26.11	19.31	29.27	10.53
Cash dividends declared per common share	5.48	6.20	6.63	5.31	5.29	2.19
BALANCE SHEET DATA:
IFRS:
Total assets	79,750,757	82,806,014	104,032,659	114,094,220	134,834,372	45,155,516
Total loans (4)	40,380,381	47,023,473	54,752,692	64,361,927	79,509,360	26,627,381
Reserves for loan losses (2)	(1,260,109)	(1,504,869)	(1,898,496)	(2,385,958)	(3,102,096)	(1,038,880)
Total deposits	49,909,509	50,264,221	61,110,630	68,182,519	76,783,964	25,714,656
Equity attributable to Credicorp’s equity holders	8,072,360	9,155,075	10,628,321	11,831,511	13,979,455	4,681,666
Non-controlling interest	158,714	180,203	503,283	511,594	646,570	216,534
Shareholders' equity	8,231,074	9,335,278	11,131,604	12,343,105	14,626,025	4,898,200

	Year ended December 31,
	2010	2011	2012	2013	2014
	(Nuevos Soles in thousand, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin (5)	4.61%	4.87%	4.97%	4.97%	5.70%
Return on average total assets (6)	2.20%	2.40%	2.23%	1.41%	1.92%
Return on average equity attributable to Credicorp’s equity holders (7)	21.25%	22.93%	20.78%	13.77%	18.50%
Operating expenses as a percentage of net interest and non-interest income (8)	45.75%	41.68%	44.07%	43.86%	43.52%
Operating expenses as a percentage of average assets	3.85%	4.16%	4.56%	4.69%	4.88%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.12%	11.06%	10.22%	10.37%	10.37%
Regulatory capital as a percentage of risk weighted assets (9)	12.51%	13.53%	13.96%	13.67%	13.55%
Total past-due loan amounts as a percentage of total loans (10)	1.46%	1.49%	1.73%	2.23%	2.53%
Reserves for loan losses as a percentage of total loans	3.12%	3.20%	3.47%	3.71%	3.90%
Reserves for loan losses as a percentage of total loans and other off-balance-sheet items (11)	2.56%	2.64%	2.86%	3.08%	3.20%
Reserves for loan losses as a percentage of total past-due loans (12)	196.92%	196.75%	181.53%	162.28%	148.66%
Reserves for loan losses as a percentage of substandard loans (13)	111.97%	118.67%	117.63%	107.98%	103.05%
(1)	The exchange rate used was 2.986 for balance sheet and 2.84625 for Profit and Losses.
(2)	Provision for loan losses and reserve for loan losses include provisions and reserves with respect to total loans and off-balance sheet items such as tender, performance bonds; letters of credit; stand-by letters; credit derivatives; among others that are similar in their character of credit substitutes. The figure is net of write-off and recoveries.
(3)	As of December 31, 2014, we had 94.4 million common shares issued and outstanding. Of this amount, 14.6 million were held by ASHC, and are therefore considered treasury shares. The per-common-share data given considers net outstanding shares (total outstanding common shares net of shares held by BCP, ASHC and Grupo Pacífico) of 79.8 million. See Notes 18 and 29 to the Consolidated Financial Statements.
(4)	Total loans refer to direct loans plus accrued interest minus unearned interest. In our Consolidated Financial Statements, “loans, net of unearned income” refers to direct loans minus unearned interests plus accrued interests. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in note (2), that amounted to S/.8,806.8 million, S/.10,050.7 million, S/.11,526.3 million, S/.13,036.7 million and S/.17,319.5 million, as of December 31, 2010, 2011, 2012, 2013, and 2014, respectively. See Note 21 to the Consolidated Financial Statements.
(5)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a monthly basis.
(6)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(7)	Net income as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances, and calculated on a monthly basis.
(8)	Sum of the salaries and employee’s benefits, administrative expenses, depreciation and amortization, as a percentage of the sum of net interest income and non-interest income, less net gains from sales of securities and other income.
(9)	Regulatory capital calculated in accordance with guidelines by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (or the BIS II Accord) as adopted by the SBS. See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources - (1) Capital Adequacy Requirements for Credicorp - Regulatory Capital and Capital Adequacy Ratios.”
(10)	Depending on the type of loan, BCP considers loans past-due for corporate, large business and medium business loans after 15 days; for overdrafts, small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. ASB considers past-due all overdue loans except for consumer loans, which are considered past-due when the scheduled principal and/or interest payments are overdue for more than 90 days.
(11)	Other off-balance-sheet items primarily consist of performance bonds, stand-by letters and letters of credit. See Note 21 to the Consolidated Financial Statements.
(12)	Reserves for loan and off-balance-sheet items losses, as a percentage of all past-due loans, with no reduction for collateral securing such loans.
(13)	Reserves for loan and off-balance-sheet items losses as a percentage of loans classified in categories C, D or E. See “Item 4. Information on the Company - 4.B Business Overview - (13) Selected Statistical Information - 13.3 Loan Portfolio - 13.3.7 Classification of Loan Portfolio.”

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period rates for the sale of Nuevos Soles for U.S. Dollars for the periods indicated.

Year ended December 31,	High (1)	Low (1)	Average (2)	Period-end(3)
	(Nominal Nuevos Soles per U.S. Dollar)
2010	2.857	2.786	2.825	2.806
2011	2.827	2.696	2.753	2.696
2012	2.711	2.552	2.634	2.552
2013	2.809	2.576	2.723	2.797
2014	2.997	2.754	2.839	2.980

Source: Bloomberg

(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Nuevos Soles for U.S. Dollars for the indicated months.

	High (1)	Low (1)
	(Nominal Nuevos Soles per U.S. Dollar)
2014
December	2.997	2.923
2015
January	3.064	2.971
February	3.101	3.053
March	3.109	3.056
April (through April 21)	3.139	3.083

Source: Bloomberg

(1)    Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for April 21, 2015 was S/.3.131 per US$1.00.

3. B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D	Risk Factors

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

(1) Our geographic location exposes us to risk related to Peruvian political, social and economic conditions.

Most operations of BCP, Grupo Pacífico, Prima AFP, and a significant part of Credicorp Capital’s operations are located in Peru. In addition, while ASB is based outside of Peru, most of its customers are located in Peru. Therefore, our results are affected by economic activity in Peru. Changes in economic conditions, both international and domestic, or government policies can alter the financial health and normal development of our business. The changes may include, but are not limited to, high inflation, currency devaluation, confiscation of private property and financial regulation. Similarly, terrorist activity, political and social unrest as well as possible natural disasters (i.e. earthquakes, flooding, etc.) can adversely impact our operations.

Peru has a long history of political instability that includes military coups and a succession of regimes with that featured heavy government intervention in the economy. In 1990, Alberto Fujimori took office as president in the middle of hyperinflation (7,649.726% in 1990) and insecurity due to terrorist activities. Market-based reforms and the gradual success of the authorities in capturing terrorist leaders allowed the country to stabilize, and by 1995 Fujimori was re-elected. The administration was accused of authoritarian, especially after closing Congress in 1992 and crafting a new constitution. The administration also faced several corruption charges. Shortly after starting a controversial third term, Fujimori resigned the presidency and a transitional government led by Valentin Paniagua called for elections to be held in April 2001. After spending several years in Japan, Fujimori was brought back to Peru and was sentenced in 2009 to 25 years in prison for human rights violations. The governments that have been elected since 2001 are those of Alejandro Toledo; from 2001 to 2006, Alan García, from 2006 to 2011; and Ollanta Humala, whose current term began in 2011 and ends in 2016. These administrations, despite different policy priorities, have been characterized by political fractioning (more than ten different political organizations have nominated candidates for president in each of the three elections since 2001), low popularity (usually around 20% - 30% approval ratings) and mostly cordial relationships with neighboring countries.

During the last 10 years, Peru has experienced a period of relative economic and political stability, especially compared to the period between 1980 and 2000. This stability has benn reflected in Peru’s compounded annual growth rate of 5.3% (2005 – 2014); three consecutive democratic transitions; a relatively consistent free-market approach to economic policy; and GDP per capita, which reached a historical high of US$6,625 (equivalent to S/.19,782 at an exchange rate of S/.2.986) in 2014, according to the IMF. Nevertheless, political risk is still present and it is possible that a radical candidate with more interventionist economic policies could prevail in a presidential election. Current president Ollanta Humala was elected in 2011 on a far-left policy platform, which was cast aside after he assumed office, and there is a sizeable portion of the electorate still demanding an economy that is more reliant on public spending. Therefore, the risk of political and economic change should be carefully considered.

Peru also has a history of domestic terrorism. Between the late 1970s and the early 1990s, both Shining Path (Sendero Luminoso) and MRTA (by its Spanish initials, Movimiento Revolucionario Túpac Amaru) conducted a series of terrorist attacks that caused thousands of casualties and affected normal political, economic and social activities in many parts of the country, including Lima, the capital. In 1992, the leader of Shining Path, Abimael Guzmán, was captured and later sentenced to life in prison (a new trial affirmed the sentence in 2006). Most other members of Shining Path, as well as MRTA, were also captured and sentenced to prison terms by the end of the 1990s. However, in late 1996 a group of MRTA members stormed the residence of Japan’s Ambassador to Peru and held a group of politicians, diplomats and public figures hostage for approximately four months. In April 1997, a military operation put an end to the hostage situation: all 14 terrorists died in the confrontation while all but one hostage survived. Since then, and for the following 18 years, terrorist activity in Peru has been mostly confined to small-scale operations in the Huallaga Valley and the VRAE (Valleys of Rivers Apurimac and Ene) areas, both in the Eastern part of the country. In 2012, the Peruvian government captured Florindo Flores, one of the last remaining leaders of Shining Path and thus gravely weakened the organization’s activities in the Huallaga Valley.

Despite these efforts, terrorist activity and the illegal drug trade, it has come to protect, continue to be key challenges for Peruvian authorities. The Huallaga Valley and VRAE constitute the largest areas of coca cultivation in the country and thus serve as a hub for the illegal drug trade. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy, representing approximately 51% of the country’s exports, while oil and gas represent 12% according to the Banco Central de Reserva del Peru (BCRP by its Spanish initials) or the Peruvian Central Bank. In several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold project in the northern region of Cajamarca. The launch of Conga, which involved investments of approximately US$4.5 billion, failed to launch as a result of the protests. The government commissioned an Environmental Impact Study developed by international experts which introduced recommendations for the project.

Mining and oil and gas sectors represent approximately 10% and 2% of Peru’s GDP, respectively; and they attract significant foreign and local private investment. Therefore, further delays or cancellations of mining projects could reduce economic growth and business confidence, thereby hurting the financial system both directly (many mining projects are at least partially financed by local financial institutions) and indirectly (overall economic activity could decelerate).

(2) Foreign exchange fluctuations and exchange controls may adversely affect our financial condition and results of operations.

Since January 1, 2014, the functional currency of our financial statements has been the Nuevo Sol; however, Credicorp’s subsidiaries generate revenues in Nuevos Soles, U.S. Dollars, Bolivian Pesos, Colombian Pesos, and Chilean Pesos. BCP, BCP Bolivia, ASB, Credicorp Capital Colombia and IM Trust are particularly exposed to foreign exchange fluctuations. As a result, the fluctuation of our functional currency against other currencies could have an adverse impact on our results. In addition, any exchange controls implemented in the countries in which we operate may adversely affect our financial condition and results of operations.

The Peruvian government does not impose restrictions on a company’s ability to transfer Nuevos Soles, U.S. Dollars or other currencies from Peru to other countries, to convert Peruvian currency into other currencies. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. See “Item 10. Additional Information- 10.D Exchange Controls”.

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

In our banking business, mainly the business we conducted through BCP, we also face foreign exchange risk on credit that we extend. To address this risk, BCP’s Foreign Exchange Credit Risk Management identifies borrowers that may not meet their debt obligations due to currency mismatches by applying sensitivity analyses of the credit rating of companies and the debt-service capacity of individuals. Then, we classify borrowers according to their level of foreign exchange credit risk exposure. We closely monitor these clients and, on an ongoing basis, we revise our risk policies to underwrite loans as well as to manage our portfolio of foreign currency denominated loans; however, these policies may not sufficiently address our foreign exchange risk, resulting in adverse effects on our financial condition and results of operation.

We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching their volumes and maturities. Nevertheless, a sudden and significant devaluation of the Nuevo Sol could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk - (9) Foreign Exchange Risk.”

For information on the macroeconomic scenarios in Bolivia, Colombia and Chile, in which we operate, see “Item 3. Key Information – 3D. Risk factor – (7) Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions”.

(3)   It may be difficult to serve process on or enforce judgments against us or our principals residing outside of the United States.

A significant majority of our directors and officers live outside the United States (principally in Peru). All or most of our assets and those of our principals are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our principals to bring forth a civil suit under the United States securities laws in United States courts. We have been advised by our Peruvian counsel that liability under the United States federal securities laws may not be enforceable in original actions in Peruvian courts. Also, judgments of United States courts obtained in actions under the United States federal securities laws may not be enforceable. Similarly, our Bermuda counsel advised us that courts in Bermuda may not enforce judgments obtained in other jurisdictions, or entertain actions in Bermuda, against us or our directors or officers under the securities laws of those jurisdictions.

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

(4)   Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us.

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

In addition, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (e.g. ASB, Banco de Crédito Bolivia, IM Trust, and Credicorp Capital Colombia) is exposed to the impact of the depreciation of its dividend’s currency against Credicorp’s functional currency. This would have a negative impact on our ability to pay dividends to shareholders.

(5)  Regulatory changes to sectors in which we operate could impact our earnings and adversely affect our operating performance.

Banking

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

The SBS and the Peruvian Central Bank supervise and regulate BCP’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions, including pension funds and insurance companies. The SBS and the Peruvian Central Bank have general administrative responsibilities over BCP, including defining capital and reserve requirements. In past years, the Peruvian Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Peruvian Central Bank. Such changes in the supervision and regulation of BCP may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company — 4.B Business Overview — (12) Supervision and Regulation — 12.2 BCP”. Furthermore, changes in regulation related to consumer protection may also affect our business.

The Superintendency of the Securities Market (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises some of our subsidiaries such as BCP, Credicorp Capital Bolsa and Credicorp Capital Fondos.

In Colombia, we are subject to supervision and regulation through the Superintendencia Financiera de Colombia and the Autorregulador del Mercado de Valores de Colombia. In Chile, we are subject to supervision and regulation through the Superintendencia de Valores y Seguros. See “Item 4. Information on the Company — 4.B Business Overview — (12) Supervision and Regulation — 12.5 Credicorp Capital”.

Changes in U.S. laws or regulations applicable to our business, or the adoption of new regulations, such as under the Foreign Account Tax Compliance Act (FATCA) or the Dodd-Frank Wall Street Reform and Consumer Protection Act, may have an adverse effect on our financial performance and operations.

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

Similarly, we are regulated by other governmental entities in other jurisdictions. In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority (CIMA). In Bolivia, we are subject to the supervision of the Financial System Supervisory Authority (ASFI by its Spanish initials) that has assumed all regulatory functions held previously by the Superintendency of Banks and Financial Entities and the Superintendency of Pensions, Securities and Insurance.

Finally, in Panama, we are subject to the supervision of the Superintendency of Banks of Panama and the regulatory framework set forth in the Decree Law 9 of February 25, 1998. Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

On February 15, 2011, the Peruvian government enacted Law No. 29663. On July 21, 2011, Law No. 29663 was amended by Law No. 29757. This law partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the 2011 law, any transfer of shares issued by a non-resident entity will be subject to taxation in Peru (30% or 5%) if at any point during the 12 prior months to such transfer:

•	50% or more of the fair market value of the foreign shares to be transferred is derived from shares or participation rights representing the equity capital of one or more Peruvian entities. There is a rebuttable presumption that the threshold is met if the non-resident entity is a resident in a tax heaven; or/and

•	The shares to be transferred represent at least 10% or more of the equity capital of the non-resident entity.

At the same time, the following two new obligations were imposed on Peruvian domiciled companies, which have economic relationships with non-Peruvian sellers:

•	Reporting to the Peruvian Tax Administration (SUNAT by its Spanish initials) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares; and

•	Each Peruvian domiciled company is jointly liable for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

Supreme Decree N° 275-2013-EF enacted by the Peruvian Government on November 7, 2013, defined the concept of economic relationship for purposes of the indirect transfer of Peruvian shares. A Peruvian domiciled company is considered to be economically related to a non-Peruvian domiciled transferor, if, anytime during the 12-month period prior the transfer occurs, one of the following circumstances occur:

•	The non-Peruvian domiciled transferor owns more than 10% of the equity of the Peruvian domiciled company, directly or through a third party.

•	The equity of the Peruvian domiciled company and the non-Peruvian domiciled transferor are owned in more than 10% by common shareholders.

•	The Peruvian domiciled company and the non-Peruvian domiciled transferor have one or more common directors, managers or administrators, with power to decide on financial, operative and commercial agreements.

•	The Peruvian domiciled company and the non-Peruvian domiciled transferor consolidate their financial statements.

•	The non-Peruvian domiciled transferor has dominant influence on decisions of the administration bodies of the Peruvian domiciled company or vice versa.

Insurance

Our insurance business is carried out by Pacífico Seguros Generales and Pacífico Vida which together with Pacífico Salud are part of Grupo Pacífico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacífico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacífico is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future. Grupo Pacífico is also unable to predict the timing of any such adoption and the effects any new laws or regulations would have on its operations, profitability and financial condition. However, in years to come we expect Peru to adopt new legislation, similar to the measure enacted by the European Union through Solvency II, which sought to further reduce the insolvency risk faced by insurance companies through improving the regulation regarding the amount of capital that insurance companies in the European Union must hold.

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

If Grupo Pacífico fails to assess accurately the risks that it assumes or does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a materially adverse effect on its operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing life insurance reserves and property and casualty loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacífico ultimately expects to pay out on claims and the related costs of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others, in the case of life insurance reserves: changes in mortality/longevity rates, interest rates, persistency rates and regulation; and in the case of property and casualty loss reserves: changes in medical costs, repair costs and regulation. Any negative effect on Grupo Pacífico could have a material adverse effect on our results of operations and financial condition.

Pension fund

Even though private pension fund managers have always been closely regulated by the SBS, in 2012, the Peruvian Government adopted the Law to Reform the Private Pension System (SPP by its Spanish initials). The reform aimed to achieve increased competition and efficiency and to reduce administration costs. The law sets forth a new process by which individuals, which are called affiliates, may become beneficiaries affiliated with the SPP. The relevant changes that are contemplated in this Law are:

•	A tender for affiliates will be held every 24 months; bid awards will be made to the AFP that offers the lowest administration fees. In this context, new affiliates to the SPP will be required to affiliate with the AFP that obtains the bid award and must remain with this fund manager for 24 months.

•	The tender offered insurance for survivors, disability and burial costs in a single package for all AFPs via a collective policy. Insurance rights are awarded to the insurance company that presents the best economic proposal.

•	The AFPs applied a mixed commission to manage funds. This commission is calculated based on monthly remuneration plus a commission on the fund that is set up with new contributions. Affiliates that were already in the system could choose to continue to be subject to a commission on remuneration according to the timeframes and means established by SBS.

•	A Zero Fund or a Capital Protection Fund was created; this fund offered stable growth and very low volatility. Its objective is to ensure that the funds of affiliates over the age of 65 maintain its value. This aspect is still pending to be regulated by SBS.

•	The AFPs registered a provision for fee income from new contributions according to IAS rule 18.

In December 2012, the first tender process was held to determine who would manage the accounts of new affiliates for a two year period. A new participant in the SPP won, and started operations on June 1, 2013. In December 2014, the second tender process was held. Given the requirements to participate in the process, Prima AFP decided not to bid, and instead decided to focus on maintaining customer service levels and the value proposition that the company offers its affiliates.

According to Law No. 29903 and Law No. 30082, as of August 01, 2014, independent workers born after August 1973 are required to make obligatory contributions to one of the two pension systems currently in place (SPP or ONP by its Spanish initials). Nevertheless, on September 18, 2014, Law No. 30237 went into effect and repealed the aforementioned law. This new legislation stipulates that independent workers can voluntarily, rather than obligatorily, choose to affiliate with the SPP or ONP. The obligatory contributions that were collected to comply with the law that was eventually repealed must be returned or included in a pension calculation recognition scheme chosen by the independent worker.

The Law to Reform the Private Pension System will be implemented in phases. See “Item 4. Information on the Company — 4.B Business Overview — (12) Supervision and Regulation— 12.7 Prima AFP”.

(6) A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our income is related to lending activities, a significant deterioration of loan quality would have a material adverse effect on our business, financial condition and results of operations. We are subject to concentration default risks in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and results of operations. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification, our pursuit of opportunities, in which we can charge higher interest rates, and thereby increase revenue, may reduce diversification of our loan portfolio and expose us to greater credit risk.

In addition, loan concentration in commercial sectors is particularly salient in Peru and significant deterioration in such sectors may have a material adverse effect on our business, financial condition and results of operations. Our current strategy includes increasing our exposure to market segments with heightened credit risk, including middle-market and consumer segments, such as unsecured small companies and consumer loans and consumer mortgages, which have higher risk profiles as compared to loans to large corporate customers. Given the changing composition of our loan portfolio and possible adverse changes in the environment in which we operate, our future results may differ significantly from our past results.

(7) Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions.

Banco de Crédito de Bolivia, Credicorp Capital Colombia and IM Trust expose us to risk related to Bolivian, Colombian and Chilean political and economic conditions, respectively. Most economies in Latin America and the Caribbean experienced low economic growth in 2014, due to: (i) weak global demand, (ii) a fall in export prices of some countries, and (iii) sluggish investment. Significant changes to Bolivian, Colombian and Chilean political and economic conditions could have adverse effect on our business, financial condition and results of operations.

Bolivia

Most of the operations and customers of Banco de Crédito de Bolivia, BCP’s commercial bank in Bolivia, are located in that country. Accordingly, our results of operations and financial condition depend on Bolivia’s economic activity and political environment.

In October 2014, Evo Morales was reelected as president of Bolivia for a period of six years. During this third term, the government is expected to continue the economic policies and reforms of the first two presidential terms of Mr. Morales, which concentrated on redistribution programs through different bonus schemes, on deepening the industrialization of strategic economic sectors and on closing Bolivia’s infrastructure gap. Given the government’s high dependence on income from exports of natural gas to Brazil and Argentina, declines in the price of the gas exported (which is linked to the price of oil) could strain government finances and reduce its ability to continue the high levels of public spending of the last several years.

During 2014, Bolivia’s macroeconomic indicators continued the positive trend observed over the last several years. This trend is reflected in: (i) a GDP growth of 5.5%, one of the highest growth rates in South America, (ii) increasing international reserves (up 4.8% when compared to 2013), and (iii) a stable annual inflation rate of 5.2%. A new financial services law (Ley de Servicios Financieros N° 393) was effective throughout 2014, and all pending regulations related to lending quotas and caps on interest rates were published. These new regulations that look to redirect lending towards productive sectors of the economy and to social housing at controlled rates, could negatively impact interest margins on banks and reduce their ability to generate enough capital to maintain the growth rates in their lending portfolios observed during the last several years.

Colombia

Colombia’s principal macroeconomic indicators have been generally positive over the last several years. In 2014, Colombia posted an economic growth of 4.8% led by domestic demand, mainly due to a strong pace of public investment and private consumption. Also, the expansion of Colombia’s economic activity was a result of high oil prices in previous years, and reforms carried out in recent years, including: (i) the expansionary fiscal policy that became effective in 2012, (ii) the 2012 tax reform that entailed a reduction of hiring costs for firms, and (iii) the royalty reform that redistributed the resources from oil-mining activity across the country. However, since mid-2014 the sharp reduction in oil prices started to impact the confidence of investors in the local markets, particularly considering the high contribution of the oil sector to fiscal revenues (around 30%). Indeed, the government presented a tax reform to Congress, which was approved in December 2014, in order to increase tax collection by 12.5 trillion Colombian Pesos (1.7% of GDP). The main aspect of the new tax bill is that the corporate income tax will be increased from 34% in 2014 to 43% in 2018, which has negatively affected the performance of the Colombian stock market.

Chile

In Chile, tax reform was enacted along with a greater group of proposed reforms (educational, health, labor, political, etc.) in 2014 which gave rise to uncertainty and negatively affected private investment. This hampered the rest of the economy, lowering the pace of expansion of household consumption, despite the fact that unemployment just worsened marginally. Profits of exchange listed companies also declined, except for the banking system (helped by a higher inflation), and consequently the performance of the Selective Price Index Shares (IPSA by its Spanish initials) was weak. This, together with a stronger dollar, led institutional investors (mainly Pension Funds) to invest abroad, leading to a smaller trading volume locally in Chile. At the end of 2014, lower oil prices and weaker activity from Europe, Japan and China, drove copper prices down, a trend that has continued during the first month of 2015. Although, there is a broad consensus that the copper market has better fundamentals than other commodities, the price of copper has not recovered from its recent lows, and has kept propelling depreciation of the peso. This has resulted in a cycle where the already fragile local economic mood in Chile is worsened by the potential for sustained low copper prices. While lower oil prices help boost consumption and growth, copper has a greater negative impact on Chile’s economy.

(8) Our trading activities expose us to volatility in market prices, declines in market liquidity or fluctuations in foreign currency exchange rates, which may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

The securities and derivative financial instruments in our trading portfolio may cause us to record gains or losses, when sold or marked to market, and may fluctuate considerably from period to period due to numerous factors that are beyond our control, including foreign currency exchange rates, interest rate levels, the credit risk of our counterparties and general market volatility. These losses from trading activities could have a material adverse effect on our business, financial condition and results of operations. In this sense, risk is inherent in the Group’s trading activities but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Group’s continuing profitability.

(9) Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial conditions

We are exposed to natural disasters in Peru, such as earthquakes, floods and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007.

A natural disaster of this nature or any other type of disaster could impair our operational capacity. Our business continuity plans include emergency response, disaster recovery, operations continuity, crisis management, data protection and recovery, and critical systems redundancy. Although we test our business continuity plans annually, these plans may prove to be ineffective which could have a material adverse effect on our ability to carry out our businesses, especially if an incidence or disaster affects computer-based data systems or damages customer or other data. In addition, if a significant number of our employees were affected by the natural disaster, our ability to conduct business could be impaired.

Our subsidiary Grupo Pacífico is further exposed to risks associated with natural disasters in Peru as an insurance business. To protect Grupo Pacífico’s solvency and liquidity, our insurance business historically has obtained reinsurance for a substantial portion of its earthquake-related risks through automatic quota share and excess loss treaties; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters. Our current maximum catastrophic exposure, net of reinsurance is S/.5.9 million.

(10) We operate in a competitive banking environment that may limit our potential to grow, particularly in the medium term as more foreign banks establish or expand operations in Peru.

BCP has experienced increased competition, including increased pressure on margins. This is primarily a result of the following:

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

As a result of Peru’s strong economic growth, which has outpaced growth by nearby countries, several banks have sought and obtained authorization to open representative offices in Peru. Itaú Unibanco, Banco Latinoamericano de Comercio Exterior (Bladex), Morgan Stanley Bank and Bank of Tokyo Mitsubishi UFJ (BTMU) are among those banks receiving authorization. With the increased competition, more individuals will have access to credit, and the percentage of the population using baking services will likely climb. This will eventually put downward pressure on interest rates. Any negative impact on BCP as a result of increased competition could have a materially adverse effect on our results of operations and financial condition.

(11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries and developments in international financial markets can affect Peru’s economic growth. The country’s exports are highly concentrated in the mining industry, with corporate income taxes levied on the sector representing approximately 7% of the Peruvian government’s total revenues. In addition, gold and copper exports represent 42.2% of all shipments. Therefore, Peruvian trade respond significantly to fluctuations in metal prices, especially gold and copper. In 2013 and 2014, reductions in gold and copper prices (28.3% and 7.0% in 2013, 1.4% and 16.8% in 2014, respectively) led to lower trade, which fell 4.7% and 5.7%, respectively.

In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from the United States and China. A more pronounced economic slowdown in China over the next years poses a risk to Peruvian growth as it may hurt exports and foreign direct investment. Lower growth in Latin America can also hurt the Peruvian economy and our business, especially in the cases of Chile, Colombia and Panama, where we have operations, as well as Brazil and Mexico, which have a broad impact throughout the region because of their size.

Finally, financial conditions in global markets also affect the economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary tightening in developed economies, particularly on the part of the Federal Reserve System in the United States, could affect economic activity in Peru to the degree that it strengthens the dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, since the Peruvian economy is highly dollarized (38% of loans and 41% of deposits), potential balance-sheet effects should also be contemplated since a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but have earned their income in local currency.

However, the BCRP has recently taken steps to foster de-dollarization and thus reduce this vulnerability by:

•	providing liquidity in local currency to financial institutions for an amount up to 10% of such institution’s legal reserve requirements in foreign currency, which will gradually inject S/. 9,000 million into the economy according to the Peruvian Central Bank;

•	providing foreign currency to financial institutions at spot prices in order to -finance the re-denomination of their foreign currency loans;

•	imposing additional foreign currency reserves requirements on financial institutions whose loans in foreign currency do not fall 5% by June 2015 and 10% by December 2015 in comparison to September 2013 levels; and

•	imposing additional foreign currency reserve requirements on financial institutions whose mortgage and vehicle loans in foreign currency do not fall 10% by June 2015 and 15% by December 2015 in comparison to February 2013 levels.

The aforementioned calculations will not include lending to exporters and importers or long-term financing for projects.

(12) A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

We have defined and implemented governance with specific roles for risk and control assessment, monitor and awareness programs, security initiatives, business objectives, corporative alignment and regulatory compliance with banking, credit card, insurance and pension fund industry requirements in Peru, Bolivia, Chile, Colombia, Panama, Cayman Island and the United States of America.

Although we have a strong IT infrastructure and high-skilled professionals managing IT operations, our risk exposure could be significant. We are still vulnerable to failure of our operational systems. This could temporarily interrupt our business, increasing our costs and causing losses. Temporary interruptions or failures in hardware and software that support our business and customer’s transactions could result in regulatory fines, penalties, and reputational loss.

Credicorp has not experienced any material losses related to cyber-attacks or operational stability. Credicorp is continuously working and investing resources in maintaining and updating control processes in order to prepare and adapt to new technologies. However our use of the internet and telecommunications technologies to conduct financial transactions, as well as the increased sophistication and activities of organized criminals, hackers and other external parties can impact the confidentiality, integrity and availability of critical information.

(13) Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition and results of operation.

Acquisitions and strategic partnerships, including those made in our investment banking and insurance businesses may not perform as expected since our assessment could be based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition and results of operation.

ITEM 4.  INFORMATION ON THE COMPANY

4. A	History and Development of the Company

We are a limited liability company that was formed with the legal name Credicorp Ltd. in Bermuda on October 20, 1995 to act as a holding company, coordinate the policy and administration of our subsidiaries, and engage in investing activities. Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement universal banking services and develop our insurance business, focusing mainly on Peru, Bolivia, Colombia and Chile along with limited investments in other countries in that region. Our registered address is Clarendon House, 2 Church Street, Bermuda. The management and administrative office (i.e., principal place of business) in Peru of our subsidiary, Banco de Crédito del Perú, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and the phone number is 51-1-313-2000.

As of December 31, 2014, our total assets were S/.134.8 billion and our net equity was S/.14.6 billion. Our net income attributable to our equity holders in 2012, 2013 and 2014 was S/.2,079.6 million, S/.1,538.3 million and S/.2,387.9 million, respectively. See “Item 3. Key Information — 3.A Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

We were formed in 1995 for the purpose of acquiring, through an exchange offer, the common shares of BCP, ASHC and Grupo Pacífico. We currently hold 97.7% of BCP, 98.5% of Grupo Pacífico and 100% of ASHC. See “Item 4. Information on the Company — 4.C Organizational Structure”.

In February 2005, we were authorized by Peruvian regulatory authorities to establish Prima AFP, of which Grupo Crédito is the main shareholder. Prima AFP started operations in August 2005.

In August 2006, Prima AFP acquired Unión Vida AFP, which was a pension fund operating in the Peruvian market. Prima AFP’s acquisition of Unión Vida AFP, which was formerly held by Grupo Santander Perú S.A., was a strategic move toward consolidation as part of its efforts to gain a leading position in the pension fund market. As of the date of the acquisition, Prima AFP was the second largest pension fund company in terms of market share terms (defined as the amount of affiliates and assets under corporate management). The merger between Prima AFP and Unión Vida AFP closed in December 2006.

In October 2009, BCP acquired from the Cooperative for Assistance and Relief Everywhere Inc. (CARE) – Perú, all the shares that this entity owned of Empresa Financiera Edyficar S.A. (Edyficar), representing 77.12% of Edyficar’s capital stock. In accordance with Peruvian legal requirements in effect at the time, BCP made a public offering to Edyficar’s non-controlling shareholders to acquire the remaining 22.67% of the company’s stock. The total purchase price for the acquisition was US$96.1 million (equivalent to S/.274 million), including related direct acquisition costs. As of December 31, 2014 BCP owned 99.90% of Edyficar.

In October 2010, Credicorp acquired American Life Insurance Company (ALICO)’s 20.1% and 38% stakes in Pacífico Seguros and Pacífico Vida, respectively. Pacífico Vida’s shares were acquired through Credicorp Ltd. and its subsidiary, Grupo Crédito, acquired Pacífico Seguros’s shares. Consequently, at the conclusion of this transaction, Credicorp and its subsidiary Grupo Crédito held 97.68% of Pacífico Seguros, and jointly controlled 100% of Pacífico Vida. The total investment amounted to approximately US$174 million, making it the largest transaction ever completed in the Peruvian insurance market. We expect the acquisition to permit the Credicorp group to realize synergies in its decision making process and through the integration of all its insurance business lines. The closer proximity between companies will also allow Grupo Pacífico to improve its value proposition to customers, who seek integral insurance solutions. On April 28, 2011, Credicorp transferred its 24% stake in Pacífico Vida to Pacífico Seguros. As a result of that transfer, Pacífico Seguros now directly owns 86% of the shares of Pacífico Vida, and Credicorp directly owns the remaining 14%. This transfer did not affect Credicorp’s consolidated financial statements.

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

In the second half of 2011, Pacífico Salud invested approximately S/.225.1 million to create its own private medical services network in Peru by acquiring majority shares to directly manage: (i) the El Golf, San Borja and Oncocare clinics in Lima, (ii) the Galeno clinic in Arequipa, (iii) Laboratorios ML, a clinical laboratory, and (iv) Doctor+, which is a house call/ambulance service. In 2012, Pacífico Salud invested S/.102.7 million to increase its integrated insurance and health providing services by acquiring: (i) Clínica Belén S.A., (ii) Centro Odontológico Americano, (iii) Prosemedic S.A., (iv) Clínica Sánchez Ferrer S.A. and Inversiones Marsfe S.R.L., and (v) Bio Pap Service S.A.C. We believe that these acquisitions enable Pacífico Salud to directly benefit from this sector’s growth and to strategically defend against potential changes in the healthcare service supply chain, where vertical integration in the insurance business is becoming more frequent.

During 2012, Credicorp, as part of our strategic plan, initiated the creation of a regional investment banking platform. On April 27, 2012, Credicorp, through its subsidiary BCP, acquired a 51% stake in Credicorp Capital Colombia (formerly Correval S.A. Sociedad Comisionista de Bolsa), a brokerage entity established in Bogota, Colombia, for approximately US$72.3 million (equivalent to S/.190.9 million). In June 2013, BCP transferred its shares to Credicorp Capital Ltd., without affecting Credicorp’s consolidated financial statements and without recording any gain or loss. On July 31, 2012, Credicorp, through its subsidiary BCP, acquired 60.6% of IM Trust S.A. (IM Trust, Corredores de Bolsa), an investment banking entity established in Santiago, Chile, for approximately US$131.5 million (equivalent to S/.351.2 million), of which US$110.9 million was paid in cash consideration at the acquisitions date and US$20.6 million was paid in cash in July 2013. In November 2012, BCP transferred its shares to Credicorp Capital Ltd., without affecting Credicorp’s consolidated financial statements and without recording any gain or loss. For our investment banking operations in Peru, we created Credicorp Capital Perú S.A.A. (formerly BCP Capital), a company incorporated in Peru that was established in April 2012 through the split of an equity block of BCP. This split resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of S/.184.7 million, S/.46.7 million and S/.138.0 million, respectively. Assets transferred included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP’s investment banking activities. The equity block split had no effect in Credicorp’s consolidated financial statements; no gains or losses arose from it.

In 2012, we established Credicorp Capital Ltd. in Bermuda to hold the Group’s investment banking activities in Chile, Colombia and Peru. As of December 31, 2014, Credicorp Capital held directly and indirectly 60.6% of IM Trust and 51.0% of Credicorp Capital Colombia.

	As of and for the Year ended December 31,
	2012	2013	2014	2013 - 2012	2014 - 2013
	(Nuevos Soles in million)			% Change	% Change
IM Trust
Assets	795.1	463.4	788.8	-41.7%	70.2%
Liabilities	661.7	339.3	662.6	-48.7%	95.3%
Equity	133.4	124.1	126.2	-6.9%	1.7%
Net income	45.1	13.0	23.3	-71.2%	79.2%

Credicorp Capital Colombia
Assets	2,975.1	1,095.9	1,883.2	-63.2%	71.8%
Liabilities	2,856.0	957.8	1,750.7	-66.5%	82.8%
Equity	119.1	138.1	132.5	16.0%	-4.1%
Net income	12.4	16.3	30.8	31.5%	89.0%

At Credicorp Capital’s shareholder meeting held on September 11, 2013, the Company agreed to increase Credicorp Capital Ltd.’s share capital in the Company by US$3.9 million (equivalent to S/.10.9 million) in exchange for 100% of the share value of Credicorp Capital Securities Inc., which Credicorp Ltd. controls. Credicorp Capital Securities Inc. is incorporated in the United States of America and provides securities brokerage services, mainly to retail customers in Latin America.

At Grupo Crédito’s shareholder meeting held on February 3, 2015 approved the draft terms of split of equity block of Grupo Crédito in favour of Credicorp Capital Holding Perú S.A., a company incorporated on September 3, 2014 and a subsidiary of Credicorp Capital Ltd., with the aim of implementing a reorganization of Credicorp’s investments. The equity block is composed of the investment that Grupo Crédito held in Credicorp Capital Peru, whose net equity is approximately S/.511.3 million as of December 31, 2014. As a result, Grupo Crédito will reduce its share capital in approximately S/.491.7 million and its "unrealized results" in approximately S/.19.6 million. Credicorp Capital Holding Peru also will increase its share capital in about S/.491.7 million and its "unrealized results" in approximately S/.19.6 million. In this regard, it will issue 491,686,830 new shares with a nominal value of S/.1.00 each shareholder in favour of Credicorp Ltd (shareholder of Grupo Crédito)

On March 20, 2014, Credicorp, through its subsidiary Empresa Financiera Edyficar S.A., acquired 60.68% stake of Mibanco, Banco de la Microempresa S.A. (Mibanco), a local bank that specialized in the micro and small entities sector, for approximately S/.504.8 million or US$179.5 million, in cash. On April 8, 2014, Grupo Crédito S.A. and Empresa Financiera Edyficar S.A., subsidiaries of Credicorp Ltd., acquired from the International Finance Corporation (IFC) an additional 6.5% of stake in Mibanco (5% through Grupo Crédito S.A. and 1.5% through Empresa Financiera Edyficar S.A.) for an equivalent of S/.54.1 million. In addition, Credicorp’s subsidiaries made a Public Tender Offer (Oferta Pública de Adquisición or OPA by its Spanish initials) to non-controlling shareholders of Mibanco pursuant to the Capital Markets Law. Credicorp acquired in July 2014, an additional 18.56% of Mibanco’s capital stock for approximately S/.153.6 million; and in September 2014, we acquired an additional 1.19% for approximately S/.10 million. As of December 31, 2014, Credicorp held 86.93% of Mibanco’s capital stock and paid an aggregate of approximately S/.722.5 million. As of December 31, 2014, Mibanco’s assets, liabilities, equity and net loss (unaudited figures prepared in accordance with IFRS accounting rules) amounted to S/.5,575.1 million; S/.5,140.8 million; S/.434.3 million; and S/.56.2 million, respectively. On March 2, 2015, the merger between Edyficar and Mibanco closed. The transaction involved a spin-off of the majority of the assets and liabilities of Edyficar and its subsequent merger into Mibanco.

4. B	Business Overview

(1) Credicorp Operating Segments

We are the largest financial services holding company in Peru. For management purposes, Credicorp is organized into four operating segments based on our products and services. According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses; whose operating results are regularly reviewed by the entity’s chief who makes decisions about resources allocated for the segment and assesses its performance; and for which discrete financial information is available. We conduct our financial services business through our operating segments as follows: banking, insurance, pension funds and investment banking.

The terms “Peruvian commercial bank,” “Peruvian insurance company” and other similar terms used in this Annual Report do not include the assets, results or operations of any foreign parent company or foreign subsidiary of such Peruvian company.

1.1 Banking

Our banking business is principally focused on commercial and consumer loans, credit facilities, deposits, current accounts and credit cards. We conduct our banking business primarily through BCP, the largest (in terms of total assets, loans, deposits, net equity and net income) full-service Peruvian commercial bank, and our ASB private banking and asset management firm.

The majority of our banking business is carried out through BCP which, together with Edyficar and Mibanco, held 33.7% of the Peruvian market share in loans and 33.9% market share in deposits, as of December 31, 2014. A portion of our banking business is also carried out by ASB, which principally serves Peruvian private banking customers through offices in Panama. We conduct banking activities in Bolivia through BCP Bolivia, a full service commercial bank which maintained a 10.5% market share of current loans and a 10.2% market share of total deposits in Bolivia as of December 2014. BCP Bolivia is fourth with respect to loan market share and fifth with respect to deposit market share in the Bolivian banking system.

Our banking business, in terms of lending and investment, is organized into (i) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP’s Wholesale Banking Group (WBG); (ii) retail banking activities, including our SME-Business, SME-Pyme, mortgage, consumer financing, credit card and wealth management, which are carried out by BCP’s Retail Banking & Wealth Management Group (RB&WM); (iii) treasury activities, including money market trades, foreign exchange trading, derivatives and proprietary trading; (iv) microlending, which is conducted through Edyficar and Mibanco; (v) wholesale and retail banking activities in Bolivia; and (vi) private banking, asset management and proprietary investment activities, which we perform through Atlantic Security Bank (ASB), which is a Cayman Islands licensed bank.

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of BCP’s subsidiaries. Our Chief Operating Officer (COO) is in charge of setting the general credit policies for our different business areas. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (see “Item 4. Information on the company – 4.B Business Overview - (12) Supervision and Regulation — 12.2 BCP”) and the guidelines set forth by our Board of Directors.

Our deposit-taking operations are principally managed by BCP’s RB&WM group and ASB’s private banking group. See “Item 4. Information on the company – 4.B Business Overview - (13) Selected Statistical Information — 13.3 Deposits.”

1.2 Insurance

We conduct our insurance business exclusively through Grupo Pacífico, which is the second largest Peruvian insurance company in terms of premiums, fees and net income. Our subsidiary provides a broad range of insurance products. Grupo Pacífico focuses on three business areas: property and casualty insurance through Pacífico Seguros Generales, life and pension insurance through Pacífico Vida, and health care insurance through Pacífico EPS, which also conducts private hospital operations. Grupo Pacífico, like other major Peruvian insurance companies, sells its products both directly and through independent brokers, agents, banking channels and sponsors.

1.3 Pension funds

Credicorp conducts all of its pension fund activities through its private pension fund administrator Prima AFP. During 2014, Credicorp through its subsidiary Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality service and timely and transparent information to its clients.

The year 2014 was marked by a series of events linked to the implementation of reforms to the SPP. New local and foreign investment regulations gave rise to increased flexibility in SPP’s registration process for new investment securities. Under the new regulations, AFPs can make non-complex investments through vehicles such as bonds, shares and mutual funds without authorization from the SBS. Additionally, AFPs can use financial derivatives without authorization from the SBS subject to certain restrictions, such as specific limits regarding each type of fund. These changes are expected to improve the management and risk-return profile of our portfolios while providing flexibility and additional opportunities to execute these kinds of transactions. See “Item 4. Information on the Company - 4.B Business Overview - (12) Supervision and Regulation - 12.7 Prima AFP”.

1.4 Investment Banking

The integration of Latin American markets is a strategic focus for Credicorp. The creation of the MILA (by its Spanish initials), a Latin American integrated market shared among Chile, Colombia and Peru, has opened up opportunities to further integrate asset management, brokerage and corporate finance cross-border operations. This can offer benefits for companies that have a significant presence in these markets. Since the formation of the MILA, Credicorp’s investment banking business units grouped under Credicorp Capital have been very active. Credicorp Capital carries out its operations in the region through Credicorp Capital Perú, Credicorp Capital Colombia (formerly, Correval) and IM Trust, holding considerable market shares in the Peruvian, Colombian and Chilean markets, respectively. Through these entities we perform operations in three business lines: asset management, sales & trading and corporate finance.

Asset Management

Through the regional platform provided by the MILA, we offer a wide array of products, including mutual, investment and alternative funds, as well as structured, cross-border and offshore initiatives to a broad base of clients, including clients in our retail, private and high net worth, corporate and institutional segments.

Sales & Trading

Through its sell-side research engine, our regional investment banking platform has an active role in secondary markets, particularly equity and fixed income products, as well as exchange rate products and derivatives. Participation in the issuance and placement of equity and debt instruments, vis-à-vis our corporate finance team, is becoming equally relevant.

Corporate Finance

Corporate finance provides advisory services to structure mid- and long-term financing and structure and place equity and fixed income instruments in capital markets. Also offer a wide range of financial advisory services and advisory services for mergers and acquisitions.

(2) Strategy

Credicorp was established to create a financial group that would benefit from synergies among the group’s companies and would become a leader within each business market in which the companies operate to maximize our shareholders’ return on equity. Our long-term strategy consists of four strategic pillars: efficient growth; outstanding risk management; focus on client satisfaction; and motivated employees. We seek to achieve an optimal balance of market share, profitability and operating efficiency.

Efficient growth

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

The Efficiency Program is designed address five different strategic areas. The first is our product portfolio. Under the program, we will reduce the complexity of our product portfolio and manage each product based on productivity and client satisfaction. The second area is our service model. Under the program, we will evaluate our footprint and formats, channel efficiency and multichannel strategy. The third strategic area comprises our organization and support functions. With respect to this area, we will evaluate how we are organized, including the span of control, the decision network and the number of layers in our operating units. The fourth strategic area includes operations and IT. In this area we will define key processes and optimize our operational model. The fifth strategic area is culture. Through this strategic area, we will seek to instill the concept of efficient growth as a core value in our organization’s culture.

Adequate risk management

This strategic pillar of Credicorp’s strategy is based on the corporate principles approved by the Corporate Governance Committee: involvement of executive management; independence of the risk functions; corporate governance, including risk appetite, corporate risk policies, and risk-adjusted performance measures; and sufficiency and quality of resources dedicated to the risk management role.

Credicorp is committed to applying best practices to assess, quantify and manage the different risks to which we are exposed to, such as credit, market, compliance and operational, reputational, and insurance underwriting risks. We are constantly fine-tuning our models for risk management and our stress-testing methodologies. Our strategy is based on implementing an advanced and fully integrated risk management approach to achieve sustainable growth and enhanced profitability.

In the area of credit risk management, we have implemented enhanced risk-adjusted pricing models and in-house credit models (origination, scoring, behavioral and collection models) that maximize the use of our proprietary information and Knowledge about the Peruvian system. These are essential sources of competitive advantage. We have also developed a risk monitoring process that provides a timely and comprehensive picture of risk exposures across risk types and from multiple business lines.

Client satisfaction

We are highly dedicated to providing products and services that offer strong value propositions for the clients we serve through each of our businesses. We will continue to educate our customers by helping them understand the different financial products and services they can access through our distribution channels network and sales force.

We have improved our communication with clients to keep them well informed of the products and services we launch and the product enhancement we implement. We continuously upgrade our platform in response to questions, complains and requests from customers.

Motivated employees

In human resources management we continue to focus on maximizing the efficiency of our talent management, developing an adequate structure for incentives and benefits to otivate employees, and improving our selection and training processes.

Specific strategies

In the banking business, we will continue to implement our strategy to enter different segments of retail banking, with particular emphasis on the SME segment. We will use risk and collections models that are calibrated and aligned with pricing models designed to achieve the profitability we seek. In the microlending business we will work on our microfinance business model to consolidate the integration of Edyficar and Mibanco, primarily to ensure that Edyficar’s culture is well acclimated as we take advantage of the strengths of Mibanco, in addition to optimizing the branch network and the risk and collections model.

In terms of our insurance business we aim to recover profitability levels in the car line by implementing adequate pricing schemes and improving risk assessment. In property and casualty insurance, we are defining a long-term strategy to ensure that it adds value to the organization at acceptable risk retention levels. At the same time, we are strengthening the “bancassurance” business. We will also focus on the consolidation of the health care and health insurance businesses.

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

(3) Review of 2014

3.1 Credicorp

The following table provides certain financial information about our principal business segments as of and for the year ended December 31, 2014 (see Note 30 to the Consolidated Financial Statements):

	As of and for the Year ended December 31, 2014
	Total Revenues	Operating Income(1)	Total Assets
	(Nuevos Soles in million)
Banking	11,145	6,167	121,801
Insurance	2,674	1,002	8,653
Pension fund	391	-	913
Investment Banking	416	4	3,467
Credicorp	14,626	7,173	134,834
Assets Under Management (2)			61,292
(1)	Operating income includes the net interest income from banking activities; and in the case of Insurance, the amount of the net earned premiums, less insurance claims plus net interest income
(2)	Off-balance sheet.

3.1.1 Consolidated Contributions

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

	2012	2013	2014	2014 - 2013 % Change
	(Nuevos Soles in million, except percentages)
BCP (1)	1,702.5	1,227.0	1,903.2	55%
ASHC	127.6	140.2	159.8	14%
Grupo Pacífico	174.0	92.0	199.3	117%
PRIMA AFP and others (2)	75.5	79.1	125.6	59%
Total	2,079.7	1,538.3	2,387.9	55%
(1)	Includes Banco de Crédito de Bolivia, which contributed S/.68.0 million in 2014, S/.47.6 million in 2013, S/.54.2 million in 2012; Edyficar, which contributed S/.77.6 million in 2014, S/.96.1 million in 2013, S/.96.2 million in 2012. This amount also includes Inversiones BCP Ltda, Inversiones Credicorp Bolivia, Solución EAH and Mibanco.
(2)	Includes Prima AFP (which recorded a net income of S/.151.1 million in 2014, S/.137.8 million in 2013, S/.100.7 million in 2012), Credicorp Capital Perú (which includes Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros), Credicorp Capital Ltd. (which includes BCP Chile, BCP Colombia and Credicorp Capital Securities) and Credicorp Ltd. (which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries, BCP and Grupo Pacífico, and others).

3.1.2 Financial performance

In 2014, we recorded net income after non-controlling interest of S/.2,387.9 million (S/.1,538.3 in 2013 and S/.2,079.6 million in 2012), which resulted in a return on average shareholder’s equity (ROAE) of 18.5%. The 2014’s result represented an increase of 55.2% with regard to our net income in 2013, even though 2014’s result was impacted by income and expenses related with non-core activities, which after tax adjustments totaled approximately -S/.74 million. The main income and expenses related with non-core activities are:

•	Expenses of S/.54.2 million as a result of the implementation of Edyficar’s business model in Mibanco and the capture of synergies during the integration process of both institutions; and a charge of S/.23.5 million due to the amortization of Edyficar’s brand, because after the consolidation of Edyficar and Mibanco, the combined entity will operate under Mibanco brand and Edyficar’s brand will be retired;

•	An impairment of goodwill for S/.67.5 million associated with the acquisition of IM Trust in Chile (see Note 11(b) to our consolidated financial statements);

•	A provision of S/.52.6 million due to the valuation of the put and call options related to our right purchase the remaining non-controlling interest of IM Trust in Chile and Credicorp Capital Colombia in Colombia. See “Item 4. Information on the Company - 4.B Business Overview - (1) Introduction - Review of 2014 - 1.5 Investment banking segment – 1.5.4 Put and call options over non-controlling interest”;

•	A tax provision of S/.23.9 million resulting from lower expected future deferred tax due to the progressive reductions of the corporate tax rate, which is scheduled to decrease from 30% in 2014 to 26% in 2019 onwards, pursuant to the economic measures adopted by the Peruvian Central Government;

•	The expense of S/.7.6 million related to the shut-down of Tarjeta Naranja; and

•	A gain of S/.153.5 million, primarily as a result of the sale of assets and non-strategic investments, as well as the compensation received from insurers for losses incurred during the 2008 crisis by the Madoff case.

Our total assets amounted to S/.134.8 billion in 2014 (S/.114.1 billion in 2013 and S/.104 billion in 2012). The 18.2% increase in total assets in 2014 was primarily a result of the continued growth of our loan portfolio, which grew by 23.5% in 2014 (compared to a growth of 17.6% in 2013 and 16.4% in 2012). The growth in assets from our loan portfolio was partially offset by the 13.5% decrease in Investments available-for-sale (-3.6% in 2013 and 18.5% in 2012).

In terms of portfolio quality, our past-due loan ratio (which includes loans under legal collection) was 2.5% at the end of 2014 (2.2% in 2013 and 1.7% in 2012).

	Credicorp
	2012	2013	2014
Past-due loan ratio (1)	1.73%	2.23%	2.53%
Coverage of PDLs (2)	187.7%	157.5%	148.6%
Return on average shareholder's equity (3)	20.9%	13.5%	18.5%

(1) Past-due loans / total loans. Total loans refer to direct loans plus accrued interest minus unearned interest.

(2) Allowance for loan losses / past-due loans.

(3) Annualized net income / average shareholder's equity. Averages are determined as the average of period-beginning and period-ending balances.

3.2 Banking segment

3.2.1 BCP and subsidiaries

BCP’s year-end 2014 net income totaled S/.1,948.8 million, which represented an increase of 55% in comparison to 2013’s result, and resulted in a ROAE of 21.4%.

	2012	2013	2014	2013 - 2012	2014 - 2013
	Nuevos Soles in million, except percentages			% Change	% Change
Net income, after non-controlling interest	1,744	1,257	1,949	-41.0%	55.0%
Return on average shareholder's equity (1)	25.9%	16.1%	21.4%	-	-

(1) Annualized net income / Average shareholder's equity. Averages are determined as the average of period-beginning and period-ending balances.

However, BCP’s financial performance in 2014 was impacted by income and expenses related to non-core activities, which after tax adjustments totaled approximately -S/.110.7 million:

•	Expenses of S/.52.8 million as a result of the implementation of Edyficar’s business model in Mibanco and the capture of synergies during the integration of both institutions; and a charge of S/.23.5 million due to the amortization of Edyficar’s brand; and

•	Tax provisions of S/.34.4 million resulting from lower expected future deferred tax assets due to the progressive reductions of the corporate tax rate that is schedule to decrease from 30% in 2014 to 26% in 2019 onwards, pursuant to economic measures adopted by the Peruvian Central Government.

Performance in 2014 was primarily a result of:

•	A 30.7% growth in net interest income and dividends. This growth was due to an increase of 21.8% in interest income, which was in turn attributable to a 23.4% expansion in BAP’s total loans. This, coupled with the 1.1% increase in interest expenses, led to a Net Interest Margin of 6%; and

•	A 17.8% increase in non-financial income, attributable to an expansion of fee income, gains on foreign exchange transactions and gains on sales of securities.

The aforementioned enabled BCP to offset:

•	The increase of 36% in provisions for loan losses, which was attributable to the deterioration of BCP’s loan portfolio for its SME segments and the incorporation of Mibanco’s past-due loan portfolio since the acquisition of this entity in March 2014; and

•	The 21.8% growth in operating expenses, primarily due to an increase in compensation and administrative expenses, which were in turn related to the expansion of our business and the initiatives to reengineer the SME business model, as well as the incorporation of Mibanco’s operating expenses.

The following table shows changes to the principal assets of BCP from 2012 through 2014:

	2012	2013	2014	2013 - 2012	2014 - 2013
	Nuevos Soles in million			% Change	% Change
Total Assets	90,530	98,205	115,750	8.5%	17.9%
Loans net of provisions	51,132	60,110	74,155	17.6%	23.4%
Total Loans (1)	52,913	62,371	77,141	17.9%	23.7%
Past-due loans	945	1,436	2,008	52.0%	39.8%
Refinanced loans	363	372	648	2.5%	74.2%
Allowance for loan losses	1,781	2,262	2,986	27.0%	32.0%
Total Loans in average daily balances (2)	51,701	62,504	75,939	20.9%	21.5%
Investments (3)	12,168	12,316	11,649	1.2%	-5.4%
Other Assets (4)	27,230	25,779	29,946	-5.3%	16.2%

Past-due loan ratio (5)	1.79%	2.30%	2.60%	-	-
Coverage of PDLs (6)	188.5%	157.5%	148.7%	-	-

(1) Total loans refer to direct loans plus accrued interest minus unearned interest.

(2) Total loans in average daily balances include BCP, Mibanco, Edyficar, BCP Bolivia, work out unit and other banking.

(3) Includes trading securities, investments available-for-sale and Investments held to maturity.

(4) Includes cash and due from banks, property, furniture and equipment and other assets.

(5) Past-due loans / total loans. Total loans refer to direct loans plus accrued interest minus unearned interest.

(6) Allowance for loan losses / past-due loans

BCP’s total assets increase was a result of the 23.4% expansion in BCP’s loans net of provisions that totaled S/.74.2 billion at the end of 2014. The following table shows the composition of BCP’s total loan portfolio in average daily balances:

Average daily	2012	2013	2014	2013 - 2012	2014 - 2013	2014 - %
balances (1)	Nuevos Soles in million			% Change	% Change	Local currency	Foreign currency
Wholesale banking	23,968	29,052	34,459	21.2%	18.6%	35.4%	64.6%
Retail banking	23,388	27,689	30,313	18.4%	9.5%	72.0%	28.0%
Mibanco	-	-	4,136	-	-	87.3%	12.7%
Edyficar	1,803	2,504	3,203	38.9%	27.9%	99.3%	0.7%
Bolivia	2,209	2,862	3,371	29.5%	17.8%	0.0%	100.0%
Others (2)	334	397	457	19.0%	15.0%	27.1%	72.9%
Total	51,701	62,504	75,939	20.9%	21.5%	53.9%	46.1%

(1) Average daily balances of the last quarter of each financial year.

(2) Includes work out unit and other banking.

The following table shows the composition of BCP’s loan portfolio for loans issued in local currency in average daily balances:

Average daily balances -	2012	2013	2014	2013 - 2012	2014 - 2013
Local currency (1)	Nuevos Soles in million			% Change	% Change
Wholesale banking	4,687	7,730	12,191	64.9%	57.7%
Retail banking	15,991	19,608	21,840	22.6%	11.4%
Mibanco	-	-	3,609	-	-
Edyficar	1,775	2,477	3,179	39.5%	28.4%
Bolivia	-	-	-	-	-
Others (2)	123	149	124	21.1%	-17.0%
Total	22,576	29,964	40,942	32.7%	36.6%

(1) Average daily balances of the last quarter of each financial year.

(2) Includes work out unit and other banking.

The following table shows the composition of BCP’s loan portfolio in foreign currency in average daily balances:

Average daily balances -	2012	2013	2014	2013 - 2012	2014 - 2013
Foreign currency (1)	U.S. Dollars in million			% Change	% Change
Wholesale banking	7,492	7,647	7,570	2.1%	-1.0%
Retail banking	2,874	2,898	2,880	0.8%	-0.6%
Mibanco	-	-	179	-	-
Edyficar	11	10	8	-10.4%	-16.2%
Bolivia	858	1,026	1,146	19.6%	11.6%
Others (2)	82	89	113	8.7%	27.2%
Total	11,318	11,670	11,896	3.1%	1.9%

(1) Average daily balances of the last quarter of each financial year.

(2) Includes work out unit and other banking.

The average daily balances of BCP’s wholesale banking total loan book grew by 18.6% in 2014, while the local currency (LC) denominated wholesale banking portfolio grew 57.7% and the foreign currency (FC) denominated portfolio reduced -1%. The expansion in the LC portfolio reflects our corporate clients’ reactions to a continuous devaluation of the Nuevo Sol against the U.S. Dollar, and better loan conditions in LC due to a reduction in the reference rate and reserve requirements, which allowed companies to migrate financing drawn in FC in previous years (in some cases with financial institutions outside of Peru) or to take on new financing in the local market and in Nuevos Soles. As a result, BCP continued to lead the Peruvian financial system with a market share of 45.5% for the corporate segment (43% in 2013 and 46.7% in 2012) and 34.2% for the middle- market (34.5% in 2013 and 35.4% in 2012).

The average daily balances of BCP’s retail banking loan portfolio grew 9.5% in 2014 led by the mortgage, credit card and SME-business segments. This allowed BCP to offset the decrease of -0.9% from the SME-pyme loan book, which occurred as a result of changes in the business and risk models that were implemented mainly in the first half of 2014. Nevertheless, BCP’s SME portfolio continues to lead this banking business segment with a market share of 15.2% at the end of 2014 (excluding the market share of Edyficar and Mibanco). Furthermore, the mortgage loan segment reported a 13.6% increase and maintained its leadership position in this segment, with a market share of 32% at the end of 2014. The credit card portfolio grew 20.2% year-over-year, driven by campaigns during the end of the year; and reached a market share of 22.4% at the end of 2014. Finally, the SME- business and Consumer segments recorded a 20.3% and a 4.5% growth year-over-year, respectively.

	2012	2013	2014	2013 - 2012	2014 - 2013
Retail Banking (1)	Nuevos Soles in million			% Change	% Change
SME	8,326	9,797	10,268	17.7%	4.8%
SME – Pyme	6,112	7,151	7,084	17.0%	-0.9%
SME - Business	2,214	2,646	3,184	19.5%	20.3%
Mortgage	8,004	9,704	10,951	21.2%	12.8%
Consumer	4,466	5,356	5,863	19.9%	9.5%
Credit card	2,591	2,832	3,232	9.3%	14.1%
Total	23,388	27,689	30,313	18.4%	9.5%

(1) Average daily balances of the last quarter of each financial year.

In terms of portfolio quality, our past-due loan ratio (which includes loans under legal collection) was 2.6% at the end of 2014. This ratio includes Mibanco’s portfolio as of December 31, 2014. BCP maintains adequate provisioning and long-term risk management policies. The total cumulative provisions for BCP’s loan portfolio reached S/.2,986 million as of December 31, 2014, which is 32% higher than provisions in the previous year.

On the liabilities side, BCP’s deposits increase not only continues to reinforce BCP’s funding structure, as deposits account for 68.9% of all funding sources, but also serves to maintain BCP’s status as an industry leader with a market share of 33.9%. The expansion of deposits was due primarily to increases in savings deposits, demand deposits and time deposits, which were attributable to the campaigns held in these segments throughout the year. The increase of 6.7% in time deposits is explained mainly by the inclusion of Mibanco’s deposits in our results. Local currency deposits represented 50.5% of deposits at year-end (49.5% in 2013 and 54.2% in 2012). The following table sets forth BCP’s total deposits from 2012 to 2014:

	2012	2013	2014	2013 - 2012	2014 - 2013
	Nuevos Soles in million			% Change	% Change
Demand deposits	19,310	20,772	23,775	7.6%	14.5%
Saving deposits	15,516	17,764	21,214	14.5%	19.4%
Time deposits	17,097	18,813	20,082	10.0%	6.7%
CTS	5,693	6,719	6,866	18.0%	2.2%
Bank's negotiable certificates	427	480	581	12.3%	21.1%
Interest payable	162	200	232	23.6%	16.1%
Total Deposits	58,204	64,747	72,750	11.2%	12.4%

Payables related to repurchase agreements and security lending activities	-	-	6,791	-	-
Due to banks and correspondents	9,441	12,034	11,019	27.5%	-8.4%
Bonds and notes issued	9,325	11,429	12,913	22.6%	13.0%
Other Liabilities	6,386	1,670	2,189	-73.8%	31.1%
Total Liabilities	83,355	89,880	105,662	7.8%	17.6%

Due to banks and correspondents, including payables related to repurchase agreements and security lending activities, increased 48% due to higher levels of debt with the BCRP in 2014. This was associated with an increase in Repo operations and swaps, which aim to inject liquidity and to mitigate exchange rate volatility.

During 2014, BCP’s bonds and notes issued increased 13% due to a reopening of BCP’s 2027 subordinated note for US$200 million.

In 2014, BCP continued expanding its distribution channel network as part of its customer service focus. By providing quality and widespread customer access to BCP’s financial services, BCP sought to increase its penetration of the Peruvian market. In 2013, the BCP continued its plan to grow more cost-efficient alternatives such as Automated Teller Machines (ATMs) and Agentes BCP:

	2012	2013	2014	2013 - 2012 % Change	2014 - 2013 % Change
Branches (1)	568	637	811	12.1%	27.3%
ATM's (1)	2,051	2,337	2,545	13.9%	8.9%
Agentes (1)	5,739	5,870	8,517	2.3%	45.1%
Total number of transactions (in thousand, except percentages) (2)	79,636	84,319	90,808	5.9%	7.7%

(1) The table above includes information of BCP, Edyficar, Mibanco and BCP Bolivia. In our previous Annual Reports the data included only BCP. Mibanco’s figures were incorporated in 2014.

(2) BCP stand-alone

Overall, despite volatility in the exchange rate and financial markets, BCP’s operating performance in 2014 was solid and in line with the growth of the Peruvian economy, which posted a 2.4% real GDP growth in 2014 despite uncertainty about the global economy.

(i) BCP Bolivia

BCP Bolivia’s net income in 2014 was S/.68.0 million, which represented a 48.2% increase from its 2013 net income of S/.45.9 million. This increase was the result of: (i) higher net interest income, (ii) lower levels of loan provisions, and (iii) a decrease in administrative expenses. Shareholder’s equity increased 24% year-over-year, due to higher net income and to the reinvestment of 55% of 2013’s net income.

In 2014, 2013 and 2012 BCP Bolivia maintained its position as one of the leading banks in Bolivia. In 2014, BCP Bolivia reported a return on average equity of 15.1%, a PDL ratio of 1.4%, and a coverage ratio of PDLs of 270.1%, compared to industry averages of 17.1%, 1.5% and 276.8%, respectively.

	2012	2013	2014
Return on average shareholder's equity (1)	16.6%	12.2%	15.1%
Past-due loan ratio (2)	1.24%	1.33%	1.37%
Coverage of PDLs (3)	301.3%	281.0%	270.1%

(1) Annualized net income / Average shareholder's equity. Averages are determined as the average of period-beginning and period-ending balances.

(2) Past-due loans / Total loans. Total loans refer to direct loans plus accrued interest minus unearned interest.

(3) Allowance for loan losses / Past-due loans.

BCP Bolivia’s loan portfolio grew from S/.2,312.9 million in December 2012 to S/.2,999.0 million in December 2013 and to S/.3,525.3 million in December 2014. The loan portfolio growth in 2014 was driven primarily by an 11.7% increase in retail banking loans.

Although, BCP Bolivia made a positive contribution to our results in each of the last three years, the bank’s earnings generation capacity is increasingly under pressure due to a more stringent regulatory environment and a significantly higher tax burden.

(ii) Edyficar

Edyficar focuses on SME lending, and it held a 9.9% market share in terms of loans (7.7% and 5.8% at year-end 2013 and 2012, respectively), which is in line with the increase of net loans. The following table shows changes to key line items of Edyficar’s Balance Sheet from 2012 through 2014 on a stand-alone basis:

	2012	2013	2014	2013 - 2012	2014 - 2013
	Nuevos Soles in million			% Change	% Change
Total Assets (1)	2,714.2	3,369.2	5,295.5	24.1%	57.2%
Net Loans (2)	1,940.9	2,661.4	3,211.6	37.1%	20.7%
Total Liabilities (3)	2,463.4	3,012.5	4,231.4	22.3%	40.5%
Net shareholders 'equity (4)	250.8	356.7	1,064.1	42.2%	198.3%

Past-due loan ratio(5)	3.86%	3.86%	4.03%
Return on average shareholder's equity (6)	26.5%	21.6%	9.0%

(1) This figure is for Edyficar as a stand-alone entity and includes the impact of Mibanco’s acquisition, which is classified as an Investment in subsidiaries.

(2) Net loans include direct loans plus accrued intrest less unearned interest less allowance for loan losses. This figure is for Edyficar as a stand-alone entity and does not include Mibanco’s loan book because in the stand-alone accounting it is reflected in Investments in subsidiaries.

(3) This figure is for Edyficar as a stand-alone entity and it was not impacted by the acquisition of Mibanco, because the transaction is reflected on a net basis as an Investment in subsidiaries in the total assets.

(4) This figure for Edyficar is a stand-alone entity does reflect the acquisition of Mibanco.

(5) This figure corresponds to Edyficar as a stand-alone entity using the following formula: Past-due loans / total loans. Total loans refer to direct loans plus accrued interest minus unearned interest.

(6) Annualized net income / Average shareholder's equity. Averages are determined as the average of period-beginning and period-ending balances. It includes goodwill of US$50.7 million.

The consolidation of Edyficar’s results into BCP’s financial statements resulted in a total contribution to BCP of S/.77.4 million in 2014, compared to S/.98.8 million in 2013 and S/.96 million in 2012. Furthermore, Edyficar’s net financial income was S/.703.1 million in 2014, representing an increase of 19.8% compared to the S/.586.9 million of net financial income recorded in 2013 (S/.400.5 million in 2012). Nevertheless, the income growth in 2014 was offset by higher operating expenses of S/.406.6 million (S/.308.4 million in 2013 and S/.227.7 million in 2012) associated with the increase in personnel (3,129; 4,051 and 5,606 in 2012, 2013 and 2014, respectively) and the expansion of Edyficar’s branches (162, 190 and 214 in 2012, 2013 and 2014, respectively).

Also, as of December 31, 2014, Edyficar had increased its client base to 611,920 clients, representing an increase of 17.2% compared to the client base reported in 2013. In 2013, Edyficar had a client base of 522,056 clients, which represented an increase of 20.5% compared to the 433,406 clients reported in 2012. The average amount of an Edyficar loan was S/.5,563 in 2014, S/.5,027 in 2013 and S/.4,411 in 2012.

Mibanco

In February 2014, Edyficar reached an agreement with Grupo ACP Corp (ACP) to buy the shares ACP held in Mibanco, the country's largest micro-lending operation, which represented 60.68% of Mibanco’s total shares.

During 2014, Credicorp focused on implementing Edyficar’s business model in the operations of Mibanco and on capturing synergies during the integration process. As a consequence, Mibanco spent S/.52.2 million, mainly due to system migrations, amortization of intangibles and branch closings resulting in a net loss to Mibanco of -S/.59 million.

The following table shows Mibanco’s results in 2014:

2014
Nuevos Soles in million
Total Assets	5,575.1
Loans net of provisions	306.1
Total Loans (1)	4,181.1
Past-due loans	188.8
Refinanced loans	70.7
Total Liabilities	5,140.8
Total Deposits	3,992.8
Due to banks and correspondants	705.0
Total Equity	434.3

Net interest income	515.0
Net provisions for loan losses	-266.9
Non-financial income	40.0
Operating expenses	-368.1
Net income	-56.2

Past-due loan (2)	4.5%
Coverage of PDL (3)	141.4%

(1) Total loans refer to direct loans plus accrued interest minus unearned interest.

(2) Past-due loans / Total loans. Total loans refer to direct loans plus accrued interest minus unearned interest.

(3) Stock of provisions / Past-due loans

As a result of the acquisition, the combined business of Edyficar and Mibanco became a leading specialist in microfinance in Peru, as the fifth largest bank in the Peruvian Financial System with a market share of 22% in loans from the SME segment as of December 2014. The legal merger between Edyficar and Mibanco became effective on March 2, 2015.

3.2.2 Atlantic Security Bank (ASB)

In 2014, the global economy was affected by high volatility in global markets. The Euro Zone ended the year with a fragile economy, low performance and political and economic transformations in Greece. The year was also marked by declining commodity prices and a controlled slowdown in China. Despite these trends, at the end of 2014, the United States economy continued its recovery. In this context, ASB carried out a strategic reallocation of its investment portfolio and an increase in the volume of interest earning assets and non-financial income. As a result, Credicorp received a contribution of S/.159.8 million from ASB, in 2014 (S/.140.2 million in 2013 and S/. 127.6 million in 2012).

The following table shows changes to key line items of ASB’s Financial Income Statement and to ASB’s total assets from 2012 through 2014:

	2012	2013	2014	2012 - 2013	2013 - 2014
	Nuevos Soles in million			% Change	% Change
Net interest and dividend income	101.8	110.1	115.6	8.2%	5.0%
Non-financial income	50.1	57.9	79.5	15.6%	37.3%
Operating expenses	-24.2	-26.1	-32.8	7.9%	25.7%
Net Income	127.6	137.5	159.4	7.8%	15.9%

Total Assets	4,509.6	4,987.1	5,670.7	10.6%	13.7%
Assets under Management	10,100.6	10,542.1	13,457.7	4.4%	27.7%

The increase in net interest and dividend income was primarily due to the ASB’s investment strategies, which included asset reallocation designed to increase the financial margin and the volume of interest earning assets. ASB also benefited from lower funding cost as a result of low rates during the past three years. Short-term customer deposits, which bear interest rates that reset frequently, allowed ASB to pay low rates on deposit accounts while earning higher interest income on assets engaged for middle and long terms.

ASB’s non-financial income includes income from fees, sales of securities, foreign exchange transactions and other income. In 2014, the two main non-financial income accounts, income from fees and sale of securities, totaled S/.21.9 million (S/.23.5 million in 2013 and S/.24.2 million in 2012) and S/.23.3 million (S/.34.4 million in 2013 and S/.20.3 million in 2012), respectively. Additionally, in 2014 ASB received an extraordinary income of S/.40.9 million, as a result of a settlement with an insurance company related to a claim dating back to 2008 (see “Item 8. Financial Information - 8. A Consolidated Statements and Other Financial Information - (1) Legal Proceedings - Madoff Trustee Litigation”).

The increase of ASB’s total assets from 2012 to 2014 was mainly a result of significant growth in balance deposits (which exclude assets under management, AuMs). Over the same period the increase in AuMs, funds that ASB manages on behalf of its clients, was related to the positive performance of the Peruvian economy.

Finally, ASB’s AuMs increase of 27.7% in 2014 was a result of ASB’s diversified offering of services and investment products to our customers. Also, at cost value, AuMs increased S/.2,052.3 million from 2013 to 2014, which was primarily due to an increase in the global positions of ASB’s customers.

3.3 Insurance segment

In 2014, Grupo Pacífico, which includes Pacífico Seguros Generales (Property and Casualty), Pacífico Vida (Life Insurance) and Pacífico EPS (Collective Health Insurance), reported a net income of S/.180.8 million (S/.89.8 million in 2013 and S/.155.5 million in 2012), after deducting non-controlling interest. The increase from 2013 to 2014 was a consequence of a higher underwriting result and a positive translation result.

The improvement in the underwriting result was due to:

•	an increase in net earning premium, primarily in Pacifico Seguros Generales and EPS;

•	a decrease in the underwriting expenses, primarily in Pacifico Seguros Generales;

•	a decline in claims, due to a drop in loss ratio of 66.7% in 2013 to 63.3% in 2014 (65.9% in 2012), primarily in Pacífico Vida (Disability and Survivorship) and Pacifico Seguros Generales (Automobile);

•	an increase in our underwriting result in Medical Subsidiaries, in line with the increase of 2.1% in gross margin.

In terms of premium turnover, Grupo Pacífico reported written premiums of S/.3,156.4 million and net earned premiums of S/.2,252.8 million, which represent an increase of 2% and 2.5%, respectively with regard to 2013. This growth in turnover was evident in two businesses: EPS (increased 14.7%) and PPS (increased 1.5%).

The following table shows changes to key line items of Grupo Pacífico’s Financial Income Statement from 2012 through 2014 (without eliminations with Credicorp entities):

	2012	2013	2014	2013 - 2012	2014 - 2013
	Nuevos Soles in million			% Change	% Change
Net earned premiums	1,910.0	2,190.5	2,252.8	14.7%	2.8%
Net claims	1,259.6	1,460.5	1,426.7	15.9%	-2.3%
Net commissions	314.9	388.3	422.6	23.3%	8.8%
Net underwriting expenses	82.1	88.0	75.9	7.1%	-13.7%
Underwriting result	253.4	253.7	327.6	0.1%	29.1%
Medical Services gross margin	57.0	64.0	98.2	12.2%	53.5%
Total Underwriting result	310.4	317.6	425.8	2. 3%	34.1%
Operating expenses	460.8	527.6	536.5	14.5%	1.7%
Traslations results	19.4	-21.3	4.6	-209.9%	-121.6%
Net income (1)	155.5	89.8	180.8	-42.3%	101.4%

(1) This figure deducts the total non-controlling interest, which includes Grupo Credito’s participation. Therefore, the portion of net income attributable to Credicorp’s partial ownership in Grupo Crédito is excluded from this figure).

The contribution received from Grupo Pacífico was S/.202.7 million in 2014 (S/.108.5 million in 2013 and S/.175.1 million in 2012). This contribution includes net income after non-controlling interest and the participation of Grupo Crédito (Credicorp’s subsidiary) in the non-controlling interest.

Performance in 2014 can be explained as follows:

•	Pacifico Seguros Generales reported net income of S/.32.6 million at the end of 2014, higher than the -S/.2.5 million loss posted at the end of 2013. This was a result of our improvement in the underwriting result, lower operating expenses, and a higher miscellaneous income.

The improvement in the underwriting result was due to (i) an increase in the net earned premium in all business segments, primarily in Medical Assistance and Automobile, (ii) a decrease in the underwriting expense due to a recovery of uncollectible reinsurances, and (iii) a decrease in the loss ratio in our automobile segment, resulting from adjustments to our product’s pricing model and a lower frequency of claims as a consequence of an increase in deductibles. P&C reduced its overall loss ratio to 56.8% in 2014 from 62% in 2013 (56.1% in 2012). Also, lower operating expenses resulted from the decline in our loss ratio, primarily due to strict cost controls we imposed.

•	Pacifico Vida’s net income totaled S/.159.3 million at the end of 2014, which represents a 17.0% increase compared to 2013’s results (S/.136.1 million). This improvement was due to an increase in investment income and a higher translation result, despite a decline in our underwriting result, higher operating expenses and lower miscellaneous income.

The increase in investment income was due to higher interest income on fixed instruments and higher earnings for leases, which were offset by lower gains from sales of securities.

The decrease in our underwriting result was a consequence of (i) a decrease in net earning premiums, due to the expiration of a contract between Pacífico Vida and Prima AFP, where Pacifico Vida did not receive premiums from Disability and Survivorship (D&S) policies; and (ii) an increase in acquisition cost due to higher commissions in our Credit Life business related to an increase in premiums. These effects were mitigated by lower claims in Pacifico Vida’s D&S line, as a result of the end of its contract with Prima AFP.

•	Pacífico EPS reported a net income of S/.9.3 million at the end of 2014. Net income in 2014 fell 13.5% below the S/.10.8 million posted in 2013 (-S/.11.4 million in 2012). However, when excluding income tax and translation results, net income increased 5.2% year-over-year (from S/.14.9 million in 2013 million to S/.15.7 million in 2014). This result was attributable to an increase in the underwriting result and higher investment income, which offset the growth in operating expenses. The improvement in the underwriting result was primarily due to higher net earned premiums in our Group and Facultative insurance lines. Nevertheless, this was offset by a higher loss ratio (from 83.6% in 2012 to 82.6% in 2013 and to 83.9% in 2014) due to an increase in: (i) the average cost of claims and (ii) Group Health’s share of total premiums relative to SCRT Health’s share (Group Health’s loss ratio was 87% and SCTR Health’s was 52%).

•	Our medical subsidiaries, reported net income of S/.0.8 million in 2014, which was higher than the loss of –S/.24 million in 2013, as a result of (i) an increase in sales due to higher occupancy levels, the entry of new lines of business and an increase in average client billing; and (ii) a strategic plan to contain costs.

At the end of 2014, Pacífico and Grupo Banmédica, formalized a partnership that enabled us to consolidate our position as the largest group of private healthcare businesses in Peru by strengthening our healthcare and health insurance offerings. This agreement will allow us to develop together the healthcare business in Peru, including: medical services, health insurance and health plans. Due to this agreement, Credicorp will lose the control over its subsidiary Pacífico EPS, which will become an associate entity. The agreement is effective since January 1, 2015.

We believe that there is substantial growth potential in Peru’s insurance market, given industry’s low market penetration. Our ability to improve efficiency, manage risk and capitalize on synergies between the insurance business and our distribution channels will continue to be key indicators in measuring Grupo Pacífico’s performance. These factors will lead Grupo Pacífico to increase penetration in the insurance market. Also, developing alternative sales channels, efficiently using BCP’s network, maintaining relationships and market share through traditional brokerage channels, and expanding services in underserved regions of Peru are essential components of Grupo Pacífico’s growth strategy for 2015

3.4 Pension fund segment

Due to the adoption of the Law to Reform the Private Pension System, a tender process is conducted every 24 months to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period. In December 2012, a tender was held for the exclusive right to market and to enroll new affiliates into the SPP. The process was open to the existing pension funds private administrators (AFPs by its Spanish initials) in the SPP and to any potential new AFPs to the SPP. A new AFP eventually won the process and, beginning on June 1, 2013, it had the exclusive right to market and enroll new affiliates for a period of two years. In December 2014, a tender process was conducted for the exclusive right to enroll new affiliates into the SPP for the two year period beginning in June 2015, and the company that won the first tender was eventually awarded the exclusive right for an additional two years (June 2015 – May 2017).

In 2014, the volume of new accounts opened in the SPP totaled 294,000, representing an increase of 18.1% over the number opened in 2013. With respect to the entire SPP, in 2014 contribution level was 51.5% relative to the total pior year, and contributions to pension funds totaled S/.8.1 billion, which represent 6.1% increase year-over-year.

As of December 31, 2014, the value of funds under management by the SPP reached S/.114.5 billion, representing a 12.2% increase compared to December 2013 (S/.102.1 billion). As of December 31, 2012, the SPP had S/.96.9 billion in funds under management.

During 2014, Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality service and timely and transparent information to its clients. As a result we received a contribution of S/.153.4 million in 2014, as compared to S/.137.8 million in 2013. In 2012, Prima AFP’s contribution was S/.100.7 million.

Funds under management at Prima AFP increased from S/.32.4 billion in 2013 to S/.36.7 billion as of December 2014 (13.5%). In 2012, this indicator reached S/.30.5 billion. At year-end 2014, Prima AFP’s market share of total funds under management was 32.1%, higher than the 31.7% market share reported at the end of 2013. The profitability of our funds in the 12 months ended December 31, 2014 was 7.8%, 9.6% and 7.6% for Funds 1, 2 and 3, respectively. Using these metrics, Prima AFP is ranked fourth in Fund 1 and first in Funds 2 and 3 with regard to profitability system-wide.

Prima AFP’s fee income in 2014 totaled S/.391.9 million, a 6.3% increase compared to 2013 (S/.368.8 million). In 2012, fee income reached S/.308.9 million. This improvement was a result of a stable and high-quality portfolio of contributing members.

To improve its operating results, Prima AFP will continue to focus on increasing efficiency and reducing costs. Emphasis will also be placed on improving Prima AFP’s long-term stability through improved risk management, which is one of the company’s highest priorities.

In 2014, a series of reforms to the SPP were implemented. These reforms are discussed in “Item 4. Information on the Company - 4.B Business Overview - (12) Supervision and Regulation - 12.7 Prima AFP”.

3.5 Investment banking segment

In 2014, Credicorp Capital reported a net loss of S/.13.6 million, mainly due to a loss of S/.90.3 million that resulted from impairment on goodwill following the acquisition of IM Trust in Chile. Out of the total impairment, S/.67.5 million corresponds to Credicorp, and S/. 22.7 million to minority shareholders. The aforementioned was the result of the assessment of the recoverable amount of IM Trust’s CGU, which in turn amounted to S/.314.7 million (S/.440.1 million as of December 31, 2013), a figure that declined in 2014 due to the generated revenues were lower than those originally budgeted by the Management (see Note 11(b) to our consolidated financial statements). This loss was registered under non-financial income and as a consequence, Credicorp Capital’s non-financial income posted an increase of 2.7% year-over-year. This increase is a result of higher income from advisory services; fixed income and equity transactions; and activity with market making, the company’s portfolio and excess in liquidity resources.

Credicorp Capital’s operating expenses were up 9.3% due to higher variable payments and provisions for compensation tied to the growth in income achieved excluding the impairment loss, transaction costs related to the higher activity in certain markets, and administrative expenses, particularly consultancy services, related to the development of new businesses.

The following table shows changes in key items of Credicorp Capital’s Financial Income Statement from 2013 and 2014:

	2013	2014	2014 – 2013
	Nuevos Soles in million		% Change
Net financial income	5.0	2.5	-50.6%
Non-financial income	379.0	389.1	2.7%
Operating expenses	-355.2	-388.4	9.3%
Operating income	28.7	3.1	-89.0%
Net loss	-7.4	-13.6	-83.4%

At the end of 2014, Credicorp Capital Peru, Credicorp Capital Colombia and IM Trust each extended or maintained their status as leader in their local fixed income markets with market shares of 39.6%, 10.9% and 21.8% respectively.

Market share	Peru	Colombia	Chile
Equity	43.0%	19.6%	9.3%
Fixed Income	39.6%	10.9%	21.8%

These market share positions were achieved, despite economic conditions in markets where Credicorp Capital operates, which experienced contractions in traded volumes as indicated in the chart below:

	2012	2013	2014
	U.S. Dollars in million
IGBVL	17	10	12
IPSA	440	758	535
IGBC	196	92	87

3.5.1 Asset Management

With regard to the asset management business, as of December 31, 2014 Credicorp Capital Peru posted assets under management of S/.14,778 million, of which S/.8,008 million corresponded to mutual funds (that represent a market share in Peru of 42.6%), and S/.6,770 million in investment funds managed. Credicorp Capital Colombia posted assets under management of S/.5,335 million, including S/.3,401 million in mutual funds and S/.1,933 million in investment funds managed. Finally, IM Trust posted assets under management of S/.5,453 million, including S/.825 million in mutual funds and S/.4,628 million in investment funds managed. In regards to assets under custody, Credicorp Capital posted a total of S/.36,789 million, of which Credicorp Capital Perú represented 78%, Credicorp Capital Colombia 12 % and IM Trust 10%.

51

	2012	2013	2014
	Nuevos Soles in million
AuM - Credicorp Capital Perú*	11,710	11,600	14,778
AuM - Credicorp Capital Colombia	4,106	5,089	5,335
AuM - IM Trust	3,191	3,878	5,453
AuC - Credicorp Capital	34,366	34,012	36,789

* Includes AuMs which there is a service agreement between ASB and Credicorp Capital for the latter to perform functions as Portfolio Manager (ASB funds in Nuevos Soles million are: S/.3,504, S/.4,223 and S/.5,683 in 2012, 2013 and 2014, respectively)

3.5.2 Sales & Trading

In 2014, Credicorp Capital Perú traded a total of S/.9,430 million in equity securities and S/.2,455 million in fixed income securities, which represented a market share of 43.0%% and 39.6%, respectively. In the same period, Credicorp Capital Colombia traded a total of S/.20,436 million in equity securities and S/.185,860 million in fixed income securities, which represented market shares of 19.6% and 10.9% (stock exchange), respectively. IM Trust traded a total of S/.15,588 million in equity securities instruments (S/.12,383 million and S/.14,331 million in 2013 and 2012, respectively) and S/.13,436 million in fixed income instruments, which represented market shares of 9.3% and 21.8% among boutiques, respectively.

	2012	2013	2014
	Nuevos Soles in million
Equity securities - Credicorp Capital Peru	5,286	3,712	9,430
Fixed income - Credicorp Capital Peru	1,303	2,183	2,455
Equity securities - Credicorp Capital Colombia	18,725	26,794	20,436
Fixed income - Credicorp Capital Colombia	179,043	250,787	185,860
Equity securities - IM Trust	14,331	12,383	15,588
Fixed income - IM Trust	7,760	13,039	13,436

3.5.3 Corporate Finance

In 2014, Credicorp Capital’s corporate finance business participated in the international issuance of instruments for an aggregate amount of US$1,250 million (equivalent to S/.3,733 million, at the exchange rate of S/.2.986, set by the SBS at December 31, 2014). The primary transactions were:

•	a S/.1,459 million international bond for Rutas de Lima

•	a US$300 million international bond for Mivivienda

•	a US$430 million for two international bonds for BCP

3.5.4 Put and call options over non-controlling interest

In prior years, we acquired a controlling interest in Credicorp Capital Colombia (formerly, Correval) and IM Trust. The purchase agreements through which we acquired a controlling interest in these entities include put and call options to acquire the remaining non-controlling interests.

As of December 31, 2014, financial liabilities related to put options granted to non-controlling interests of Credicorp Capital Colombia and IM Trust amounted to S/.204.8 million and S/.211.4 million, respectively. As of December 31, 2013, the financial liabilities amounted to S/.159.6 million and S/.181.1 million for Credicorp Capital Colombia and IM Trust, respectively; and as of December 31, 2012 liabilities were S/.151 million and S/.159.6 million, respectively.

The formula used to calculate the amount of these put option commitments was fixed contractually and is based on the application of multiples on the average consolidated net income over the last eight quarters and the average net equity over the last four quarters before the exercise date of each option. The amount resulting from such formula is discounted using a market rate, which reflects the remaining periods and the credit risks related to each flow. Likewise, the call options are valued using the same formula.

In 2014, the purchase agreements were amended to make the exercise dates, multiples and financial information used to compute multiples, the same for both Credicorp Capital Colombia and IM Trust.

As of December 31, 2013, the holders of put options could require us to purchase non-controlling interest, as follows:

Credicorp Capital Colombia	Three months after the: - Second year of acquisition, from April 27, 2014; and - Fourth year of acquisition, from April 27, 2016.
IM Trust	Five days after the: - 48th month of acquisition, from July 1, 2016; - 51st month of acquisition, from October 1, 2016; and - 54th month of acquisition, from January 1, 2017.

Likewise, as of December 31, 2013, Credicorp Ltd. could exercise its call options, as follows:

Credicorp Capital Colombia	Three months from July 27, 2016. If non-controlling interests did not exercise their put options until July 26, 2016.
IM Trust	Between the 20th and 24th business day of January 2017. If non-controlling interests did not exercise their put options until 5th business day of January 2017.

As of December 31, 2014, the new exercise dates of the put options by holders of non-controlling interests in Credicorp Capital Colombia and IM Trust are:

(i)	between July 15, and July 23, 2016;
(ii)	between October 15, and October 23, 2016; and
(iii)	between January 15, and January 23, 2017.

As of December 31, 2014, Credicorp can exercise its call options between January 24 and 31, 2017.

(4) BCP and Subsidiaries

4.1 Subsidiaries

BCP’s corporate structure consists of a group of local subsidiaries offering specialized financial services, which complement BCP’s commercial banking activities. In addition to its local subsidiaries, BCP has an agency in Miami, a branch in Panama and a subsidiary in Bolivia.

BCP and its principal subsidiaries as of December 31, 2014 are as follows:

•	Banco de Crédito de Bolivia, or BCP Bolivia, is BCP’s commercial bank in Bolivia. BCP owns 95.84% of BCP Bolivia (directly and indirectly) and Credicorp Ltd. holds the remaining interest. BCP Bolivia maintained a 10.5% market share of current loans. It also has 10.2% of total deposits in Bolivia and a network of 46 branches located throughout Bolivia. BCP Bolivia’s results are consolidated in BCP’s financial statements.

•	Empresa Financiera Edyficar S.A. was acquired in October 2009 and is 99.947% owned by BCP. It is engaged in micro finance in Peru. In March and July 2014, Edyficar acquired Mibanco. Edyficar owned 81.93% of Mibanco at the end of 2014. Starting on March 2, 2015 the consolidated entity will be Mibanco and it will have the license to operate as a financial institution. The “consolidated” Mibanco represents an exception to the Peruvian Law, which established that no person is allowed to be the owner of two financial institutions of the same type, because Mibanco was created by a Law that allowed us after the acquisition to keep the license even when the acquirer is a financial institution.

•	Solución Empresa Administradora Hipotecaria S.A. was established in 1979 under the name Solución Financiera de Crédito del Perú S.A. and is 100% owned by BCP. Its business included mortgage lending, consumer lending and SME financing. In the company’s shareholders meeting on November 19, 2009, Solución Financiera de Crédito del Perú S.A.’s shareholders decided to change the company from a finance company to a mortgage administrator company and to change the company’s name to Solución Empresa Administradora Hipotecaria S.A. These changes were necessary because, according to Peruvian Law, no person is allowed to be the owner of two financial institutions of the same type. As a result, the company will primarily engage in the administration of mortgage portfolios. These changes were approved by the SBS through resolution SBS 47-2010 on May 21, 2010.

•	Inversiones BCP was incorporated in Chile in 1997, with the special purpose of investing in the stocks of Banco de Crédito e Inversiones (BCI) Chile. Inversiones BCP is 99.99% owned by BCP.

•	Inversiones Credicorp Bolivia was established in February 2013 and is 95.84% owned by BCP. Currently, Inversiones Credicorp Bolivia owns 99.92% of Credifondo SAFI Bolivia and 99.8% of Credifondo Bolivia.

4.2 General

BCP’s activities include wholesale banking, retail banking and wealth management and treasury. As of December 31, 2014, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets (S/.115.7 billion), total loans (S/.77.1 billion), deposits (S/.72.7 billion) and net equity (S/.10.1 billion).

At the end of 2014, BCP’s loans, which included BCP, Edyficar and Mibanco, represented approximately 33.7% of total loans in the Peruvian financial system (31.1% and 30.9% at the end of 2013 and 2012, respectively). BCP’s deposits, which included BCP, Edyficar and Mibanco, represented approximately 33.9% of total deposits in the Peruvian banking system (compared to 31.6% in 2013 and 33.4% in 2012).

As of December 31, 2014, BCP had the largest branch network of any commercial bank in Peru with 437 branches. BCP also operates an agency in Miami and a branch in Panama. In addition, as of December 31, 2014, BCP Bolivia, Mibanco and Edyficar had 46, 114 and 214 branches, respectively, through which they serve their clients.

As of and for the year ended December 31, 2014, BCP accounted for 86.1% of our total assets, 80.2% of our net income and 69% of our net equity. BCP’s operations are supervised and regulated by the SBS and the Peruvian Central Bank.

BCP groups its client base according to the following criteria:

Client Segmentation
Subsidiary	Business	Group	Income/Sales/Total debt
	Wholesale Banking Group	Corporate	Annual sales higher than $100 million (equivalent to S/.299 million)
	(WBG) (1)	Middle-Market	Annual sales from $8 million to $100 million (equivalent to S/ 24 million to S/.299 million)
		Affluent	At least an individual monthly income of at least S/.5,000
Banco de Crédito del Perú	Retail Banking Wealth	Consumer	Focus on medium-low income individuals who receive their payroll through BCP.
	Management Group (RB&WM)	SME - Business	Annual Sales from S/.10 million to S/.27 million; or Total debt from S/.0.7 million to S/.4.9 million.
		SME- Pyme	Total debt up to S/.0.7 million.
		Large companies	Annual sales higher than S/.30 million
	Wholesale Banking	Medium companies	Annual sales from S/.6 million to S/.30 million
		Small Business	Annual sales from S/.896 to S/.6 million
BCP Bolivia (1)		Micro Business	At least annual sales of S/.896
	Retail Banking	Consumer	Payroll workers and self-employed workers
		Mortgage Banking	Payroll workers, independent professionals and business owners
		SME - medium	Annual sales up to S/.20 million. Total debt higher than S/.0.3 million and not issued debt in the capital market.
Edyficar -		SME - small	Total debt from S/.0.02 million to S/.0.3 million.
Mibanco	SME & Microlending	Micro-Business	Total debt up to S/.0.02 million.
		Consumer	Focus on debt unrelated to business.
		Mortgage	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1) Converted into Nuevos Soles at the exchange rate of S/.2.986, December, 2014 - SBS.

This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, our clients’ affiliation with other companies or groups, the degree of follow-up required, and their credit ratings.

4.3  BCP Stand-alone - Business Lines

4.3.1  Wholesale Banking Group (WBG)

BCP’s WBG competes with local and foreign banks. BCP’s traditional long term relationships with medium-sized and large corporate companies provide its WBG with a competitive advantage.

BCP’s WBG maintained a positive trend in loan placements, posting average portfolio levels of S/.24,322 million in 2012 (a 5.4% year-over-year increase), S/.27,653 million in 2013 (a 13.7% year-over-year increase) and S/.33,108 million in 2014 (a 19.7% year-over-year increase). It also maintained its leadership in the wholesale banking market with a 40% market share in loans. BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

The WBG is divided into the following two divisions:

•	Corporate and International Division (CID):

o	WBG’s corporate banking subdivision, which provides loans and other credit and financial services, focuses on serving large-sized companies that have an annual turnover of more than US$100 million, corporate governance, audited financial statements and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an industry that is important to Peru’s economy.

o	WBG’s international banking and leasing subdivision manages BCP’s relationship with financial institutions (locally and abroad), trade products, international operational services and financial leasing products.

o	WBG’s cash management and transactional services subdivision develops products and services to support clients’ daily activities of cash management, collections, payments, and investments, among others.

•	Middle-Market Division (MMD):

o	WBG’s middle-market banking subdivision serves mid-sized companies. In determining which clients are best served by this subdivision, WBG considers a mix of different characteristics, such as annual revenues, financial leverage, overall debt and product penetration and complexity. BCP’s middle-market clients’ annual revenues generally vary from US$8 million to US$100 million, and are serviced nationwide by 13 BCP regional managers.

o	WBG’s institutional banking subdivision focuses principally on serving for profit and for non-profit organizations, state-owned companies and other major institutions.

Net interest income from BCP’s WBG reached S/.749 million in 2012, S/.822 million in 2013 and S/.932 million in 2014. Fee income was S/.508 million in 2012, S/.518 million in 2013 and S/.549 million in 2014.

(i)	Corporate and International Division (CID)

BCP continues to meet the needs of its corporate clients, assisting them with financial services, cash management solutions and short and medium-term financing through the CID. As a result, BCP’s corporate banking loans grew from S/.14,827 million in 2012 to S/.17,240 million in 2013 and S/.20,485 million in 2014. These increases, coupled with a low PDL ratio (0.06%), enabled the CID to obtain a net interest and fee income of S/.646 million in 2014, which represents 43.6% of the total net income of the WBG. The CID obtained a net interest and fee income of S/.614 million in 2013 and S/.573 million in 2012.

The moderate pace of the CID’s growth is due to (i) intense competition from foreign banks, which finance their operations at lower costs due primarily to the fact that our monetary authority has high reserve requirements for foreign currency for local banks, and (ii) the availability of alternative financing through capital markets, especially in international capital markets. Nevertheless, BCP has a leading position in the Peruvian banking system with 45.5% market share for loans in corporate segment.

The CID offers a broad range of products and tailors its product offerings to meet each client’s unique requirements. In general, this division is expected to offer high-value-added products, advisory and financial services, particularly cash management solutions, at competitive prices.

The CID’s financing is provided to fund capital expenditures and investments, sales, international trade and inventories. To finance capital expenditures, the CID offers medium and long term financing, financial leases and project finance.

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

Since September 2008, the International Banking Unit has also been supervising our trade back-office unit (International Operations). BCP maintains business relationships with correspondent banks, development banks, and multilateral and export credit agencies in countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital and medium and long-term investment projects.

BCP’s import business volume amounted to S/.36.5 billion in 2012, S/.38.0 billion in 2013 and S/.36.7 billion in 2014, which represented 29.7% of total Peruvian imports in 2014. According to BCRP, total Peruvian imports grew from S/.121 billion in 2012 to S/.125.3 billion in 2013 and subsequently declined slightly to S/.123.6 billion in 2014.

BCP's export business reached a volume of S/.49.1 billion in 2014, a figure that represented 42.4% of total Peruvian exports (S/.53.9 billion in 2013 and S/.46.2 billion in 2012). According to BCRP, total Peruvian exports remained decreased from S/.118.8 billion in 2012 to S/.116.1 billion in 2013, and decreased again to S/.115.7.8 billion in 2014. This fall is due to an international economic environment where the Chinese and European economies, which are important Peruvian commercial partners, have been suffering from an economic deceleration that impacts demand for Peruvian products.

BCP has access to a wide network of foreign correspondent banks and can offer several internationally competitive products to its customers. It has correspondent banking relationships and uncommitted credit lines with more than 100 banks for foreign trade operations and financing of working capital as well as medium and long-term investment projects. BCP also has a direct presence abroad through its agency in Miami, its branch in Panama, representative offices in Chile and Colombia and a commercial bank subsidiary in Bolivia.

Leasing is one of our most important and profitable products. In connection with our leasing activities, BCP specializes in providing financing to our clients in order to allow them to acquire assets and BCP also supports their investment projects. This product is primarily focused on our Corporate and Middle-market clients.

In 2014, our leasing stock portfolio reached the considerable figure of S/.8.9 billion (a 1.5% year-over-year increase). Peru has a very active leasing market with a volume of S/.22.1 billion in 2012, S/.22.8 billion in 2013 and S/.23.1 billion in 2014. Following this trend, BCP has established its leadership in the leasing business with a market share of 38.5% in 2012, 38.4 % in 2013 and 38.5% in 2014.

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

In 2014, transactional services accounted for 21.6% of BCP’s overall earnings. The monthly average number of checking accounts increased by 3% during in 2014, after increasing by 7% in 2013 and 2012. Fee income in 2014 was S/.65 million, a 1.6% increase compared to 2013, due to an increase in fee income from our checking accounts (2.4% in 2013 and 2.5% in 2012). Other sources of income, such as bills of exchange and collection services have increased by 5% and 23.6%, respectively, compared to 2013, due to performance across all market segments. Additionally, the acquisition of new clients, together with the number of established clients in our office banking service (Telecrédito), has generated a growth of 8% in the number of transactions (compared to 20% growth in 2013). Tax collections grew 10% in 2014, compared to growth of 10.6% in 2013 and 35.1% in 2012. We continue to introduce electronic products that will eventually replace conventional promissory notes. Likewise, the transaction volume generated by reverse factoring increased 23% in 2014 after increasing 21.1% in 2013 and 9.7% in 2012.

(ii)	Middle-Market Division (MMD)

BCP’s MMD provides banking services targeted at medium-sized companies from various economic sectors. The products offered to middle-market clients are similar to those offered to corporate banking clients. The major types of products are:

•	Revolving credit lines to finance working capital needs and international trade financing;

•	Stand-by letters of credit and bond guarantees;

•	Structured long-term and medium-term financing, through loans or financial leasing; and

•	Cash management, transactional products and electronic banking.

The MMD has a client portfolio of approximately 6,439 companies, including 1,176 economic groups. Generally, these clients are not listed on any stock exchange; however in certain cases they have accessed capital markets either for bonds or commercial paper. These companies are typically family-controlled but professionally managed, and their financial information is audited.

The MMD has continued to make progress toward implementing its strategic goals by:

•	Creating dedicated points of contact to meet the needs of its customers more efficiently;

•	Streamlining its lending processes to provide middle-market customers with prompt service;

•	Introducing new electronic financial products to make its services more accessible to customers;

•	Incorporating sophisticated technical tools in order to implement a risk-based pricing model;

•	Focusing on fee income and loan portfolio growth;

•	Introducing a new commercial planning model that employs an efficient and standardized methodology; and

•	Maintaining risk controls using sophisticated tools created by BCP’s Risk Management Unit.

According to internal reports, net interest income and fee income from the MMD reached S/.684 million in 2012, S/.727 million in 2013 and S/.836 million in 2014. This trend was consistent with the performance of the MMD loan portfolio, which reached S/.9,495 million in 2012, S/.10,413 million in 2013 and S/.12,623 million in 2014. As of December 31, 2014, BCP had a market share of 34.2% in this segment.

Institutional Banking Unit

BCP’s Institutional Banking Unit, which operates within the MMD, serves 1,236 clients throughout Peru. In Lima, a specialized team in wholesale banking serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations and regulated entities such as microfinance institutions, insurance companies, pension funds and private funds. In other provinces, a specialized remote team partners with BCP’s retail banking area to serve clients.

The annual average deposit amount in BCP’s Institutional Banking Unit (Lima and provinces) increased 21%, reaching S/.8,491 million in 2014. The Institutional Banking Unit is also important because its clients offer great potential for generating fee income and other cross-selling opportunities. BCP’s strategy in this unit is focused on building customer loyalty by offering customized services at competitive rates and providing outstanding service. Our institutional banking typically requires remote office banking, collections, automated payroll payment services and structured long-term and medium-term financing loans.

4.3.2   Retail Banking and Wealth Management (RB&WM) Group

At the end of 2014, RB&WM related loans represented 46.8% of BCP’s total loans, while deposits accounted for 58.2% of BCP’s total deposits. Net income from RB&WM constituted 45.8% of BCP’s net income, while income from related fees constituted 66.1% of BCP’s total fee income.

In 2014, the RB&WM Group’s loan volumes increased to S/.32,023 million from S/.28,713 million in 2013 and S/.24,929 million in 2012. This 12% growth in 2014 is a result of sound increases in all lending businesses, which include home mortgages, installment loans and credit cards, and small and micro business loans. With respect to deposits, RB&WM related deposits have also shown consistent growth. Deposits increased 12% in 2014, and totaled S/.46,425 million as of December 31, 2014. Deposits totaled S/. 41,609 million as of December 31, 2013 and S/.37,407 million as of December 31, 2012.

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

BCP’s RB&WM serves high net worth individuals and small-sized companies with annual sales levels of up to S/.27 million. BCP’s objective is to establish profitable long-term relationships with its broad client base, using segmentation strategies that satisfy the specific needs of each type of client. BCP’s retail distribution strategy changed at the beginning of 2007, when BCP started using the branch network as the center for all transactional and commercial activities. BCP now has a commercial division, in charge of most direct sales forces and branches, which in turn are organized geographically. Each branch is responsible for servicing and selling products to three customer groups: affluent, small business and consumer. In addition, each branch manager is responsible for overseeing the different channels offered within the branch and brand personnel, such as account managers, customer service representatives and tellers. Telemarketing, mid-size business banking and real estate developer financing are not managed directly by local branches because of the specialty level and high growth potential associated with these products.

Since 2008, BCP has made an unprecedented investment in infrastructure and human resources to support its “banking the unbanked” market penetration strategy in Peru. As a result, between 2012 and 2014, BCP experienced substantial growth in its various channels, including 1,029 new customer contact locations (71 branches, 403 ATMs and 555 Agentes BCP). Demonstrating its leadership in attracting new customers, BCP now services over 5.6 million clients with its network of 437 branch offices, 2,220 ATMs and 5,157 Agentes BCP (these figures do not include the customer contact locations under Edyficar’s management, which we account for separately).

(i)	Affluent Banking

BCP is constantly improving the value proposition it offers to affluent customers to increase their loyalty and ultimately their profitability. In May 2012, BCP created a new super affluent segment called BCP Enalta. This segment and the Private Banking segment operate under the Wealth Management Group.

Private Banking is a segment composed of customers that have over US$400,000 in AuMs. Customers in private banking receive not only local but also global investment advice. Its value plan is composed of (i) high quality standards in client service by expert account managers, (ii) close and personalized service, (iii) special interest rates, and (iv) exclusive branches. Customers in this segment total approximately 2,650.

Customers served by the BCP Enalta segment must have monthly incomes in excess of S/.25,000 or have at least US$200,000 in AuMs. BCP Enalta customers have access to six exclusive branches in Lima, where they can perform financial transactions and obtain personalized advice from investment, insurance and loan experts based on their risk profiles and financial needs. BCP Enalta also offers customers: (i) access to exclusive products, (ii) specialized account managers and/or expert phone banking, (iii) preferential service by tellers at branches, and (iv) preferential interest rates on loans. BCP Enalta has approximately 14,200 customers. The Wealth Management Group generates 10% of the RB&WM Group’s net income, 10% of the RB&WM Group’s loan volume and 19% of its deposit volume.

Customers in BCP’s “mass affluent” segment must have a positive credit record and a monthly income of at least S/.5,000. They receive a differentiated value plan which includes: (i) access to innovative products, (ii) dedicated customer services channels such as specialized account managers and/or expert phone banking, (iii) preferential service by tellers at branches and (iv) preferential interest rates on loans. Approximately 96,400 of the mass affluent clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. Account managers are also responsible for new customer acquisition. BCP has approximately 174,000 mass affluent customers. The mass affluent banking segment generates 21% of the RB&WM Group’s net profit while managing 3.2% of the RB&WM Group’s total customer base, 25% of its loan volume and 18% of its deposit volume.

(ii)	SME - Business and SME - Pyme

BCP’s SME – Business and SME - Pyme Banking Segments account for approximately 386,000 clients. Customers are divided into two groups with different business models, services levels, and product access. The first group, SME – Business, serves approximately 11,800 clients with debts between S/.0.7 million and S/.4.9 million and/or annual sales between S/.10 million and S/.27 million. The other group, SME – Pyme, serves approximately 374,000 small business clients, which have debts up to S/.0.7 million.

According to BCP’s internal reports, the SME – Business and SME - Pyme consolidated loan portfolios grew from S/.9,257 million in 2012 to S/.10,960 million in 2013, and by the end of 2014 the loan portfolio was S/.11,669 million. In terms of deposits, this group increased deposits from S/.6,454 million in 2012 to S/.7,195 million in 2013 and S/.8,212 million by the end of 2014.

(iii)	Consumer Banking

Our Consumer Banking division is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 4.8 million medium to low income individuals. Consumer Banking focuses on customers who receive their payroll through BCP (which represent slightly more than 1.2 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products) and access to payroll advances.

(iv)	Mortgage Lending

As of December 31, 2014, BCP was the largest mortgage lender in Peru with a market share of 32% of total mortgage loans in the Peruvian banking system. This was largely the result of BCP’s extensive marketing campaigns and its improvements to procedures for extending credit and establishing guarantees.

BCP expects the mortgage lending business to continue to grow because of:

•	low levels of penetration in the financial market;

•	increasing demand for housing;

•	availability of funds for the Peruvian government’s MiVivienda low-income housing program; and

•	current economic outlook for controlled inflation and economic growth in Peru.

BCP had S/.10,970 million in outstanding mortgage loans as of December 31, 2014 (as compared to S/.9,788 million at year-end 2013 and S/.8,151 million at year-end 2012).

All of our mortgage-financing programs are available to customers with a minimum monthly income of S/.1,400. In the past, the Peruvian government sponsored a home ownership program known as the MiVivienda program, which provided assistance to purchasers of homes valued at up to S/.269,500. Under the program, BCP financed up to 90% of the appraised value of a property (in either U.S. Dollars or in local currency) where monthly mortgage payments did not exceed 30% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offered under the program was 25 years.

In May 2006, the original MiVivienda program was terminated. However, local banks (with government approval) launched a similar project, known as MiVivienda2, to which proprietary funds contribute. In addition, in March 2007, BCP created a new program financed by the government called Mi Hogar, which targeted people with a lower income profile. The conditions of the new program are almost identical to those of the first MiVivienda program, except that all financing is in local currency. In June 2009, the Peruvian government re-launched the MiVivienda program with the objective of financing mortgages between S/.53,900 and S/.269,500 using government funds (the government offers guarantees to the lending bank or financial institution through Corporación Financiera de Desarrollo S.A., COFIDE). In 2014, nearly 9,452 MiVivienda loans were sold throughout the Peruvian banking system, 26% of them were sold through BCP.

In 2011, BCP stopped offering variable and LIBOR-based home mortgages. BCP now only offers fixed interest rates on home mortgage loans denominated in both U.S. Dollars and Nuevos Soles. BCP’s mortgage portfolio is predominantly fixed rate and in Nuevos Soles.

As of December 31, 2014, mortgage loans in the Peruvian banking systems totaled approximately S/.34,550 million, representing 16.1% of total loans in the Peruvian banking system and 7.4% of the Peruvian GDP. Comparatively, as of December 31, 2014, mortgage loans accounted for 16% of Credicorp’s total loan portfolio, with an average LTV (loan-to-value) of 61% and past-due-loan ratio of 1.94%. Through its subsidiary BCP, Credicorp has increased lending to lower socio-economic segments of the population in Peru through programs sponsored by the government (MiVivienda and Mi Hogar). Mortgage loans to this sector represent approximately 15.9% of Credicorp’s total mortgage loans and 2.53% of Credicorp’s total loans.

Mortgage loans are associated with low losses because of their low LTV, and they have the added benefit of generating opportunities for cross selling other banking products, which has had a positive impact on Credicorp’s results of operations.

(v)	Consumer Lending (Credit Cards and Installment Loans)

Consumer lending, credit cards and installment loans have grown significantly as improving economic conditions have led to increased consumer spending in Peru. BCP expects the strong demand for these products to continue. In addition to interest income, BCP derives income from customer application, maintenance, retailer transaction merchant processing, finance and credit card penalty fees.

Peru’s economic growth has had a major impact on the consumer credit market, which grew by a total of 15% in 2012, 12% in 2013 and 12% in 2014. The outstanding balance of consumer loans (monthly average) in Peru is slightly under S/.38.7 billion, consisting of S/.14.5 billion in credit card loans and S/.24.2 billion in installment loans. BCP’s market share in consumer lending has consistently increased since 2011, growing from 20.7 % to 22.5% by year-end 2014. This growth in consumer lending was achieved while maintaining a past-due Loan ratio (for over 30 days) of 4.0%.

During 2012 and 2013, installment loans grew 23% and 20%, respectively. In 2014, these loans grew by another 9%. These results were due, in part, to a strategic change by BCP, which was designed to broaden its customer base.

In the credit card business, BCP continued to apply segmented strategies. BCP continues to offer value to its high-end customers through partnerships with the airline LAN for example. These programs, coupled with BCP’s own travel program, enabled BCP to reach record levels, both in points that clients gained for using their credit cards and in points that clients spent to obtain products or services available under loyalty plans. To attract customers in the lower income segment, BCP is streamlining its risk assessment and card delivery processes and generating partnerships with other retailers.

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

BCP has been improving its credit monitoring systems and optimizing its scoring models, which include, among others, behavior, payments and income forecasting. As a result, BCP achieved an increase of over S/.704 million in outstanding balances from credit cards from 2012 to 2014 (monthly average). According to BCP’s internal records, the number of active credit cards has constantly increased from 910,000 in 2012 to 984,000 in 2013 and 1,083,000 in 2014.

In addition, BCP has developed sales capacities in alternative channels, such as sales through telephone contact centers, which now represent 39% of total credit card sales.

4.3.3   Treasury

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

BCP’s derivative group helps companies, ranging from SME to large corporations, hedge their market risks. This group offers forwards, exchange options, interest rate swaps, cross currency swaps, as well as tailor-made derivatives for its clients. In addition to its local presence, the derivative group has a regional presence, serving clients in the Andean region. BCP’s derivative group is closely supervised by BCP’s treasury risk unit, which includes professionals trained in best practices related to risk in international markets. This allows BCP to minimize risk and provide competitive prices to its clients.

In 2013, BCP restructured its Assets and Liabilities Management group (or ALM) to strengthen governance by separating its banking and trading oversight units. ALM is responsible for managing BCP’s balance sheet and for accepting reasonable interest rate and liquidity risks through management of short- and long-term transfer rates under the oversight of our Asset and Liabilities Committee (or ALCO). ALM is also responsible for compliance with LCR (Liquidity Coverage Ratio) based on Basel III standards and maintaining our liquidity asset portfolio.

BCP’s proprietary trading consists of short-term investments in securities (corporate and governmental), which includes instruments from various countries. BCP is one of the main liquidity providers in the government bond local market where it is part of the Market Maker Program of the Ministry of Economy of Peru.

Additionally, as of December 31, 2014, trading securities, investments available-for-sale and investments held-to-maturity totaled S/.8,651 million, which represented 8.46% of BCP’s total assets. Approximately S/. 3,774 million were financial instruments rated in Peru, of which nearly 87.8% were instruments from the Peruvian Central Bank (the Peruvian Government’s current rating is BBB+ in both domestic and foreign currency, according to S&P and Fitch; and Baa2 according to Moody’s) and approximately 11.2% had local ratings equal to or above A-. Approximately S/.4,877 million of BCP’s trading securities, investments available-for-sale and investments held-to-maturity were financial instruments rated abroad, of which 97.4% held international ratings equal to or above BBB-. Approximately 83.7% of BCP’s total trading securities, investments available-for-sale and investments held-to maturity were exposed to Peru country risk; and 2.1% are exposed to United States country risk.

4.4   BCP Bolivia

4.4.1   Wholesale banking

(i}   Large companies

Loans to Large companies account for 27.4% of BCP Bolivia’s total loans. This segment accounts for approximately 500 customers whose annual sales exceed S/.30 million, with appropriate levels of risk and additionally aims to customers with a professionalized and / or sophisticated administrative structure, with great potential for business.

(ii)   Medium companies

Loans to Medium companies account for 9.2% of BCP Bolivia‘s total loans. This segment accounts for approximately 800 customers whose annual sales are between S/.6 million and S/.30 million with a professionalized management structure, but usually under family management.

4.4.2   Retail Banking

At the end of 2014, retail banking loans accounted for 63.4% of total loans of BCP Bolivia, while deposits accounted for 36.3% of BCP's total deposits.

(i)   Small and Micro Business Banking

The Small and Micro business banking accounts for 27.4% of total loans of BCP Bolivia, this segment accounts for approximately 16,000 clients. Customers are divided into two groups with different business models. The first group is top-end small business banking, which serves approximately 12,000 clients with annual sales that go from S/.896 to S/.6 million. The next group (Micro Business) serves approximately 4,000 business clients, with sales under S/.896.

(ii)   Consumer Banking

The consumer banking accounts for 10.2% of total loans of BCP, our consumer banking division is in charge of developing strategies for their respective customers who are not included in mortgage banking or small and micro business banking. Its customer base consists of approximately 33,000 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products.

(iii)   Mortgage Banking

This segment serves 6,000 customers, representing 25.7% of BCP’s total loans. This type of loan is destined to the purchase of land for housing construction and acquisition, construction, renovation, remodeling, expansion and improvement of individual homes or condominiums.

BCP Bolivia’s mortgage segment has an average LTV of 49% and represents 1.1% of Credicorp’s total loans.

4.5   Edyficar – Mibanco

Credicorp also serves the microfinance market through Edyficar and Mibanco. The client segmentation in both companies follows the structure established by the SBS.

As of December 31, 2014, Edyficar registered 611,920 clients with a total loan portfolio of S/.3,449.9 million, which represented an increase of 29.6% year-over-year. Mibanco registered 297,088 clients at the end of 2014. The number of clients is a consolidated figure for each entity, which means that the client is considered once when it has more than one product.

4.5.1   SME - Medium

SME – Medium segment is focused on financing production, trade or service activities, granted to companies which (1) total debt in the last 6 months was higher than S/.300,000, (2) annual sales up to S/.20 million in the last 2 consecutive years and (3)that have not participated in the capital market. This segment represents 1% and 6% of total loans in Edyficar and Mibanco, respectively, and each registered 171 and 2,796 clients.

4.5.2   SME - Small

SME – Small segment is focused on financing production, trade or service activities, granted to companies which total debt is between S/.20,000 and S/.300,000 in the last 6 months (without including mortgage loans). This segment represents 43% and 63% of total loans in Edyficar and Mibanco, respectively, and each registered 55,060 and 78,071 clients.

4.5.3   Micro-Business

Micro-Business loans focus on financing production, trade or service activities, granted to companies which total debt is up to S/.20,000 in the last 6 months (without including mortgage loans). Micro-Business loans represent 44% and 18% of total loans in Edyficar and Mibanco, respectively, and each registered 393,100 and 188,525 clients.

4.5.4   Consumer

Consumer loans focus on financing individuals to cover payments of goods and services or expenses no related to business. Consumer loans represents 12% and 4% of total loans in Edyficar and Mibanco, respectively and each registered 164,149 and 27,344 clients.

4.5.5   Mortgage

Mortgage loans focus on financing individuals for the adquisition, construction, renovation, remodeling, expansion, improvement and subsivision of homeownership. Mortgage loans represent 0% and 9% of total loans in Edyficar and Mibanco, respectively and each registered 163 and 4,713 clients.

Edyficar and Mibanco’s mortgage segment has an average LTV of 52% and 77%, respectively.

4.6   Lending Policies and Procedures

The Bank has adopted a risk appetite framework and established objective metrics and thresholds to periodically monitor the Bank’s evolving risk profile. The framework was approved by the Board of Directors, and will be managed and monitored by the Risk Management Unit within the Bank’s Central Risk Management Group. The adoption of a risk appetite framework reflects the Bank’s commitment to aligning its forward-looking business strategy with its corporate risk vision.

BCP’s uniform credit policies and approval and review procedures are based upon conservative criteria and are uniformly applied to all of its subsidiaries. These policies are administered in accordance with guidelines established by the Peruvian financial sector laws and SBS regulations. See “Item 4. Information on the company – 4.B Business Overview - (12) Supervision and Regulation – 12.2 BCP”.

BCP’s credit approval process is based primarily on an evaluation of each borrower’s repayment capacity and commercial and banking references. BCP determines a corporate borrower’s repayment capacity by analyzing the historical and projected financial condition of the company and of the industry in which it operates. Other important factors that BCP analyzes include the company’s current management, banking references, past experiences in similar transactions, and the quality of any collateral to be provided. In addition, BCP’s credit officers analyze the corporate client’s ability to repay obligations, determine the probability of default of the client using an internal risk rating model, and define the maximum credit exposure that BCP wants to hold with the client.

BCP’s individual and small business borrowers are evaluated by considering the client’s repayment capacity, a documented set of policies (including, among other issues, the client’s financial track record), and, in most cases, credit scores, which assign loan-loss probabilities relative to the expected return of each market segment. In BCP, about 80% of credit-card and consumer loan application decisions are made through automatic means. Mortgage and small business loan application decisions are made by credit officers who use credit scores and profitability models as inputs for their evaluations and report to a centralized unit.

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

In Nuevos Soles (thousand)	Risk without collateral or with only personal collateral or guarantee	Risk with preferred Guarantees (1)
Board of Directors	Regulatory limit	Regulatory limit
Executive Committee	S/. 1,270,377	S/. 1,270,377
Chief Operating Officer	S/. 179,160	S/. 179,160
Risk Division Manager/ Credit Division Manager	S/. 40,311	S/. 80,622
Credit Risk Manager	S/. 13,437	S/. 42,998
Credit Risk Chiefs	S/. 5,375	S/. 16,124
Retail Credit Risk Manager	S/. 3,583	S/. 5,972
(1)	Preferred guarantees include deposits in cash, stand-by letters, securities and other liquid assets with market prices, mortgages, non-real estate property guarantees and assets generated by leasing operations. The limit for the Executive Committee is 10% of the Regulatory Capital of BCP as of December 2014.

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

BCP operates in a substantial part as a secured lender. As of December 31, 2014, approximately S/. 44.2 billion of our loan portfolio and off-balance-sheet exposure were secured by collateral, which represents 53.1% of the total loan portfolio based upon our unconsolidated figures, as compared to 51.4% in 2013 and 49.6% in 2012.

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

Pursuant to a Peruvian regulation (Article 222° under Law No. 26702) that became effective in December 1998, the existence of collateral does not affect the loan classification process. For Peruvian accounting purposes, secured loans (or the portion of any loans covered by collateral) that are classified in Class “B,” “C,” or “D”, risk categories or that are otherwise classified as substandard loans (see “Item 4. Information on the Company - 4.B Business Overview - (13) Selected Statistical Information – 13.3 Loan Portfolio – 13.3.7 Classification of the Loan Portfolio”), have a lower loan loss provision requirement than similar unsecured loans. If a borrower is classified as substandard or below, then BCP’s entire credit exposure to that borrower is so classified.

BCP’s internal audit division conducts selected revisions and analyses on borrower’s financial statements, consistent with the local banking regulations of the jurisdictions in which it operates.

4.7   Deposits

Deposits are principally managed by BCP’s Retail Banking Group. The main objective of BCP’s Retail Banking Group operations has historically been to develop a diversified and stable deposit base in order to provide a low-cost source of funding. This deposit base has traditionally been one of BCP’s greatest strengths. BCP has historically relied on the more traditional, stable, low cost deposit sources such as demand deposits, savings and Severance Indemnity Deposits or CTS deposits. The nature of CTS deposits is similar to unemployment insurance. Twice a year (in the months of May and November) employers pay 50% of each employee’s montly remuneration into the employee’s deposits account, but the employee (who is the beneficial owner of the account) may only access the account when the employment relationship ends, or under certain limited exceptions. Exceptions that have been allowed in the past include the free withdraw of 40% of the CTS deposit made in May 2010 and 30% of CTS deposit made in November 2010. Since the year 2011, employees have been able to withdraw 70% of the excess of six gross monthly remunerations. In August 2014, extraordinary measures were established to stimulate the Peruvian economy, and employees were authorized to freely withdraw up to 100% of the excess of four gross monthly remunerations, as long as they did so by December 31, 2014.

As of December 31, 2014, deposits represented 68.9% of BCP’s total funding source. BCP’s extensive branch network facilitates access to this source of stable and low-cost funding. BCP’s corporate clients are also an important source of funding for BCP.

4.8   Support Areas

BCP’s commercial banking operations are supported by its Risk Unit, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “Item 4. Information on the company – 4.B Business Overview — (4) BCP and Subsidiaries — 4.4 Lending Policies and Procedures.”

BCP’s Planning and Finance Unit is in charge of planning, accounting and investor relations functions and is also responsible for analyzing economic, business and competitive environments in order to provide the information necessary to support senior management’s decision-making.

In addition to the above, BCP’s Administration Group is generally responsible for information technology, quality control, institutional and public relations, human resources, the legal department, security, maintenance and supplies.

4.8.1   Information Technology (IT)

BCP considers its technology platform as one of its main competitive strengths and continues to invest in this area to maintain a competitive position in the banking sector. During 2012, our IT division changed its operating model, outsourcing the administration and operation of IT infrastructure, application development and maintenance of some applications to three companies, each leader in their respective fields: IBM, Tata Consulting Services and Everis. During 2013 and 2014, we continued to expand the scope of our IT services. As a result in 2014, our IT division delivered more projects/requirements (41% more than 2011), met its time-to-market objectives (since 2011) and strengthened our contingency and business continuity plan.

BCP’s investments in IT reached S/.149.7 million in 2012, S/.199.3 million in 2013 and S/.126.3 million in 2014. BCP’s IT expenses totaled S/.501.2 million in 2012, S/.544.2 million in 2013 and S/.588.1 million in 2014. The 8% increase in expenses in 2014 was primarily due to expenses we incurred to achieve greater economies of scale in consumption of outsourced infrastructure and outsourced applications development. As we expected, the rate of IT expenses as a percent of revenue improved from 8.2% in 2012 to 7.9% in 2013 and 6.9% in 2014.

4.8.2   Marketing

BCP continually works to protect and strengthen the BCP brand. BCP has a proactive attitude towards competition and is focused on change and innovation. The company promotes its products and services by constantly improving them. In this manner, BCP aims to grow and be a leader in every retail financial market by offering the highest possible value for its clients and shareholders. During 2014, BCP continued its strategy which was based on generating value.

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

Quality service is a permanent goal for BCP and the company aims to proactively meet or exceed regulations promulgated under Peru’s Consumer Protection Law. BCP has made significant investments in improving service and keeping customers informed about its products and services, with a special focus on reducing claims.

4.9   Corporate Compliance

Our Corporate Compliance programs cover all companies within the group and have been developed under a comprehensive approach based on international best practices and ethical principles and values of the corporation.

We follow a risk-based approach, which focuses on reducing the level of exposure to fines or penalties that may negatively impact the reputation of the corporation while adding value to the business.

Compliance is responsible for managing the following corporate programs:

•	Anti-Money Laundering (AML)

•	Office of Foreign Assets Control Regulation Compliance (OFAC)

•	Foreign Account Tax Compliance Act (FATCA)

•	Regulatory Compliance

•	Ethics and Conduct

•	Anti-Corruption

•	Market Abuse Prevention

•	Protection of Personal Information

•	Occupational Safety and Health

•	Promoting Stability and Transparency in Financial System (based on Dodd Frank Act)

4.9.1   Anti-Money Laundering Program

Peruvian law for the prevention of money laundering and terrorist financing (SBS Resolution N° 838-2008), establishes that companies must have a program in place that ensures and prevents products and/or services offered be used for illegal purposes related to money laundering and/or terrorist financing, and is subject to warnings, fines, withdrawal of operating license and even imprisonment.

Credicorp has developed an Anti-Money Laundering program, according to the standards of both local and international regulations, including Financial Action Task Force (FATF) recommendations and resolutions issued by the UN.

4.9.2   OFAC Program

Credicorp also has an OFAC Program whose corporate policy ensures that Credicorp companies doing business in and with the United States or who enter such jurisdiction comply with the restrictions issued by the Office of Foreign Assets Control. It is our policy to not do any transactions with any sanctioned countries.

4.9.3   Anti-Corruption Program

Our Anti-Corruption Program is aligned with the requirements of the Foreign Corrupt Practices Act (FCPA) and the UK Bribery Act. Compliance maintains an anonymous whistle blowing system which is available to employees, suppliers, customers, investors and persons who wish to report fraud, bad accounting practices or violations of our code of conduct. In addition, we have a strict non retaliation policy, which we ensure is adhered to all times.

4.10   Employees

As of December 31, 2014, BCP and Subsidiaries had 27,750 employees (including 1,662 employees from BCP Bolivia, 5,606 employees from Edyficar and 3,667 employees from Mibanco) compared to 22,657 employees as of December 31, 2013 and 21,774 employees as of December 31, 2012.

(5)   Atlantic Security Bank (ASB)

ASB is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment. It was incorporated in September 1984, in the Cayman Islands and principally serves Peruvian-based customers. ASB has an international licensee branch in Panama, through which it conducts all commercial business.

As of December 31, 2014, ASB had total assets of S/.5,670.7 million and shareholders’ equity of S/.663.1 million. As of December 31, 2013, ASB total assets and shareholders’ equity reached S/.4,987.1 million and S/.559.9 million, respectively (compared with S/.4,509.6 million and S/.560.5 million, respectively, as of December 31, 2012). ASB reported a net income of S/.159.4 million in 2014, compared with S/.137.5 million in 2013 and S/.127.6 million in 2012.

ASB’s clients have traditionally provided a stable funding source, as many are long-time clients who roll-over deposits on a permanent basis. As of December 31, 2014, ASB had approximately 3,212 clients, 94% of whom were Peruvian. ASB deposits reached S/.4,815.6 million in 2014 from S/.4,037.8 million in 2013 and S/.3,562.0 million in 2012.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities represent a distant second in terms of portfolio allocation, while equity and hedge-fund positions, though present, are less relevant. As of December 31, 2014, ASB’s investment portfolio was S/.2,650.2 million, compared to S/.2,398.7 million in 2013 and S/.2,046.3 million in 2012.

Third-party asset management is an important activity for ASB. Total AuMs reached S/.13,457.7 million as of December 31, 2014, compared to S/.10,542.1 million as of December 31, 2013 and S/.10,100.6 million as of December 31, 2012. These assets comprise a range of unsolicited securities directly to ASB, in which case ASB acts as an intermediary in the management and custody of these investments and mutual funds.

ASB also maintains a sizable loan portfolio. Total loans were situated at S/.2,520.4 million, S/.2,197.8 million and S/.2,042.9 million at year-ended 2014, 2013 and 2012, respectively. Between 96% and 98% of these loans were guaranteed by client’s deposits or investments. At year-end 2014, for example, only S/.47.5 million of this total represented unsecured loans. This level of collateralization is reflected in ASB’s level of non-performing loans, which is consistently less than 1% of its total loan portfolio. The majority of ASB’s loans are granted to Peruvian individuals and companies, while those that are not are otherwise directed exclusively to Latin American borrowers.

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

(6)   Grupo Pacífico

In 2014, the seven most significant business lines collectively generated 85.4% of total premiums written by Grupo Pacífico as compared to 78.4% in 2013 and 77.4% in 2012.

S/. in Thousand	2012	2013	2014
TOTAL WRITTEN PREMIUMS(*)	2,698,165	3,082,126	3,156,365
Health Insurance (**)	832,333	978,986	1,082,323
Individual Annuity Line	280,090	288,147	343,294
Automobile	275,621	325,777	331,850
Credit Life	160,344	227,120	259,636
Individual Life	195,998	224,936	254,960
Fire and Allied Lines	203,488	207,754	244,978
Group Life	141,345	163,542	177,875
Others	608,946	665,864	461,449
* Without eliminations.
** Includes Medical Assistance

Grupo Pacífico is the second largest Peruvian insurance company, with a market share of 26.3% based on direct premiums earned in 2014. This market share calculation includes premiums from Pacífico Seguros Generales, Pacífico Vida and Pacífico EPS and represents our total market share in the insurance market and the healthcare sector.

Pacífico Seguros Generales is Grupo Pacífico’s property and casualty insurance subsidiary. Pacífico Seguros Generales’ total written premiums increased 1.5% in 2014 and 15.9% in 2013 (from S/.1,106.2 million in 2012 to S/.1,281.8 million in 2013 and to S/.1,300.8 million in 2014). Pacífico Seguros Generales total written premiums includes Medical Assistance and Personal Accident premiums for an amount of S/.350.1 million and Property and Casualty premiums ascend to S/.950.7 million in 2014 (S/.333.4 million and S/.948.4 million in 2013 and S/.275.7 million and S/.830.5 million in 2012, respectively).

The higher written premiums of the period was accompanied by lower claims, as a result of a decrease of the loss ratio in the Automobile business line (50% in 2012, 66.9% in 2013 and 56.8% in 2014) due to adjustments to the product’s pricing model and to a decrease in claims following an increase in deductibles. Also, the reduction of the acquisition costs is associated with uncollectible releases executed in the Property and Casualty business in 2014. Additionally, the fall in general expenses was a result of controlling expenses as part of the company’s effort to achieve operating efficiency, which is reflected in the drop of operating expenses to net earned premiums ratio from 31.6% in 2012, 29.5% in 2013 to 26.7% in 2014. The results of 2013 incorporated one-time income from the sale of real estate assets (S/.36.4 million) and the sale of shares (S/.23.8 million) recorded in financial income.

Pacífico Seguros Generales
S/. in Million	2012	2013	2014
Total written premiums	1,106.2	1,281.8	1,300.8
Financial Income	89.5	105.3	49.4
Net Income	36.2	-2.5	32.6

Pacífico Vida is Grupo Pacífico’s life insurance subsidiary. Pacífico Vida recorded a 5.6% decrease of total written premiums in 2014 compared to 2013, and a 12.2% increase in 2013 compared to 2012. The decrease in total premiums in 2014 is explained by the expiration of the contract with AFP Prima, which used to provide Pacifico Vida premiums on the D&S line of business. Nevertheless, all lines of business, excluding D&S, grew by an average of 15% with respect to 2013.

Pacifico Vida’s performance was consistent with the improved performance of the Peruvian life insurance market overall. Pacifico Vida reported a 21% market share based on direct premiums earned as of December 2014.

Individual Annuity premiums achieved a growth of 19.1% compared with 2013 (2.9% and 2.7% in 2013 and 2012, respectively) due to an improvement in sales rate offered. Additionally, we currently have the fourth market share in this sector of the insurance industry with 17.7% at the end of 2014.

Credit Life premiums, which are derived from life insurance policies that pay credit card and mortgage loan debt in case of the death of the borrower, increased 14.3% in 2014 (compared to a 36.4% and 41.6% in 2013 and 2012, respectively). The strong gains from these premiums are attributable to Pacífico Vida’s partnership with Banco de Crédito. Currently, Pacífico Vida has the highest market share in the insurance industry with 31.1%, of the market in comparison to 30.9% in 2013 and 29.6% in 2012; with its market share in 2014, 14.3% higher than its nearest competitor.

As a result of a tender process for the exclusive right to manage the collective insurance policy for D&S and burial expenses in Peru’s private pension system, Pacífico Vida did not issue and has not received premiums D&S line business through SPP from October 2013 until the end of 2014. This resulted in a 98.7% decrease in Pacífico Vida written premiums in 2014 (compared to a -2.0% decrease and a 32.3% increase in 2013 and 2012, respectively). At the end of 2014, Pacifico won a new tender process, which as of February has acoounted for 14% of the total premiums in the D&S business line.

Group Life total premiums increased by 8.8% in 2014 (compared to an increase of 15.7% and 17.5% in 2013 and 2012, respectively), mainly through increases in the premiums collected from Group Life and SCTR. Employers in high-risk industries and employers who have personnel with four years of working tenure are required by law (Vida Ley) to purchase these types of insurance. This growth was primarily the result of macroeconomic gains experienced across the country, the higher number of formal businesses in Peru and the strong development of Peru’s mining and construction industries.

Individual Life’s premiums increased 13.3% in 2014 (compared to an increase of 14.8% and 9.9% in 2013 and 2012, respectively), above the market growth (10.5%). This result was mainly due to the development of our distribution channels, which include our main channel, our exclusive agencies and bancassurance, brokers and sponsors. Exclusive agencies are in 21 Peruvian cities, represents 87.4% of this line production. As a result, we had a 40.4% market share, leading this sector of the insurance industry.

Pacífico Vida reported net income of S/. 159.3 million at the end of 2014, 17.0% above the S/. 136.1 million posted in 2013. This increase is due to higher investment income and a favorable translation result, despite a lower underwriting result, higher general expenses and lower miscellaneous income. The increase in investment income is due to higher interest on fix instruments and more income for lease, which were offset by lower sales of securities.

Written Premiums	Pacífico Vida
S/. in Thousand	2012	2013	2014
Individual annuity	280,090	288,147	343,294
Individual Life	195,998	224,936	254,960
Credit Life	160,344	227,120	259,636
Disability and Surv.	208,540	204,458	2,719
Group Life	141,345	163,542	177,875
Personal Accident	49,069	53,858	58,633
Total Written Premiums	1,035,386	1,162,061	1,097,117
Net Income	157,257	136,111	159,269

Total written premiums in Health Insurance amounted to S/.1,082.3 million during 2014. This line is classified into the following contracts: (i) medical assistance policies whose written premiums amounted to S/.323.9 million and (ii) collective health policies whose written premiums amounted to S/.758.4 million, as described the paragraph below.

Pacífico Seguros’s medical assistance had total written premiums of S/.323.9 million during 2014, a 5% increase in comparison with 2013. The improvement was mainly due as a result of acquiring more customers and price adjustment made in the majority of the medical assistance’s products.

Pacífico EPS reported total written premiums of S/. 758.4 million in 2014, a 14.7% increase in comparison with 2013. The company registered a gain of S/. 10.1 million in 2014, compared with the net loss of S/. 13.2 million in 2013 (net loss of S/. 15.1 million in 2012).

The gain in 2014 was mainly due to an improvement of the Medical Subsidiaries business, which registered a net gain of S/.0.8 million compared with the net loss of S/.24 million in 2013. This result was primarily due to an increase of sales and an efficient expenses management. On the other hand, Pacífico EPS’s Insurance Business (collective health policies) registered a net income of S/.9.3 million in 2014 (S/.10.8 million in 2013 and -S/.11.4 million in 2012).

Pacífico EPS
Nuevos Soles in million	2012	2013	2014
Total Premiums	556.6	661.0	758.4
Net Loss Ratio	83.60%	82.64%	83.87%
Insurance Business Net (Loss) / Income	-11.4	10.8	9.3
Medical Subsidiaries Business Net income/ (Loss)	-3.6	-24.0	0.8
Net (Loss) / Income	-15.0	-13.2	10.1

This improvement in Medical Subsidiaries business net income was primarily due to an increase of the gross margin by 2.1%. This effect is explained by the growth of 15% of sales due to (i) improvements in occupancy levels; (ii) creation of new line of business; and (iii) an increase in the average tickets. Furthermore, the costs management and savings have also contributed to the increase of gross margin, by centralizing the purchase of supplies and drugs. During 2014, Grupo Pacífico pursued a cost control strategy which enabled Medical Subsidiaries to decrease its general expenses by S/.1.1 million.

Finally, in order to consolidate our leadership position and facilitate the process of expanding hospitals as part of our Clinics business, Pacífico EPS has established an association with Grupo Banmédica since January 1, 2015, one of the major health conglomerates in Latin America. Grupo Banmédica has experience in the insurance business and delivery of health services has operations in three markets of Latin America (Peru, Colombia and Chile); and manages over 1,500 hospital beds. The association with this group will contribute to consolidating our leadership position.

6.1   Underwriting, Clients and Reinsurance

Underwriting guidelines for substantially all of Pacífico Seguros Generales property & casualty, and health insurance risks are elaborated by profit centers in conjunction with the actuarial staff. Pacífico Seguros Generales own engineering staff, which inspects most medium and medium-to-large higher commercial property insured risks prior to underwriting, whereas third party surveyors are employed to inspect smaller risks and/or lower risk. Underwriting guidelines, rates and approval thresholds for these types of insurance are periodically reviewed by the profit centers with the actuarial staff, and informed to Pacífico Seguros Generales’ risk committee.

Pacífico Seguros Generales transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposures on large individual risks. Reinsurance is placed with reinsurance companies based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. Pacífico Seguros Generales’s main reinsurers in 2014 were, among others, Lloyd’s, Munich Re, Swiss Re, Hannover Re, Transatlantic Re, Gen Re, Everest Re, and the AIG group. Pacífico Seguros Generales acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements, and/or to interests of Peruvian clients in the Latin American region.

Pacífico Seguros Generales historically has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In addition, in 2012 Pacífico Seguros Generales negotiated proportional reinsurance support for this portfolio, which it maintains as of 2014. Pacífico Seguros Generales has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Pacífico’s financial condition and/or its operations.

Regarding to life insurance, underwriting decisions as to life insurance are made with the support of Pacífico Vida’s subsidiary Subscription Management and its technical staff. Underwriting guidelines are approved by reinsurer’s policies if necessary. Pacífico Vida mainly holds excess of loss reinsurance contracts for Individual Life, Personal Accident, Group Life and Credit Life products; and in the case of Work Compensation Risk Insurance, it holds a quota share contract. Catastrophic reinsurance contracts cover all the company’s lines (Individual Life, Personnel Accident, Group Life, Credit Life, SCTR and D&S), except for Individual Annuity line Pacifico Vida’s reinsurers in 2014 were: Swiss Re, Hannover Re, Gen Re, Scor Global Life and Arch Re. Premiums ceded to reinsurers represented less than 3% of written premiums in 2014.

Grupo Pacífico’s total premiums ceded to reinsurers represented 14.5% of gross group written premiums in 2014.

6.2 Claims and Reserves

Net claims paid by Grupo Pacífico as a percentage of net premiums written (i.e., the net loss ratio) in 2014 reached 63.3%, which decreased compared to the net loss ratio of 66.7% and 65.9% recorded in 2013 and 2012, respectively.

Pacífico Seguros Generales’s net loss ratio, which includes Medical Assistance and Personal Accidents lines, increased from 56.1% in 2012 to 62.0% in 2013, and then decreased to 56.8% in 2014. The decrease is attributable to premium adjustments and an increase in deductibles in automobile products in response to increased claims cost.

The net loss ratio in the Life Insurance lines decreased from 39.3% in 2013 to 29.5% in 2014 (29.4% in 2012), primarily due to the expiration of the contract with Prima AFP on October 2013. Nevertheless, the net loss ratio in the health businesses increased from 82.6% in 2013 to 83.9% in 2014 (83.6% in 2012).

Grupo Pacífico is required to establish (i) claims reserves related to pending claims in its Property-Casualty business, (ii) reserves for future benefit obligations under its in-force life and accident insurance policies, (iii) unearned premium reserves related to that portion of premiums written that is allocated to the unexpired portion of the related policy periods, and (iv) unallocated loss adjustment expenses (collectively, “Technical Reserves”). Grupo Pacífico establishes claims reserves with regard to claims when reported, as well as for incurred but not reported (IBNR) claims. Such reserves are reflected as liabilities in Grupo Pacífico financial statements.

Grupo Pacífico records as liabilities in its financial statements actuarially determined reserves calculated to meet its obligations under its life and accident policies and its pension fund underwriting business. These reserves are determined using mortality tables, morbidity assumptions, interest rates and methods of calculation in accordance with international practices.

Pursuant to SBS regulations, Grupo Pacífico establishes pre-event reserves for catastrophic risks with respect to earthquake coverage. See “Item 4. Information on the company – 4.B Business Overview — (12) Supervision and Regulation — 12.6 Grupo Pacífico — 12.6.5 Reserve Requirements”. In accordance with IFRS principles, the pre-event reserves and income charges for these catastrophic reserves are not considered in Credicorp’s consolidated financial statements.

Even though Grupo Pacífico maintains reserves to reduce its exposure, there is always some risk that claims might exceed Grupo Pacífico’s reserves. To address this issue Grupo Pacífico evaluates its reserves estimates on a periodic basis, by third party experts and by means of sensitivity analysis, IBNR’s sufficiency analysis (backtesting) and explanation of variations. As a Management control, reserves are evaluated by Towers Watson each year no significant deviation from their estimates up to the date.

6.3 Investment Portfolio

Grupo Pacífico’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. Grupo Pacífico manages its investments under three distinct portfolios, designed to contain sufficient assets to match the liabilities of the group’s property and casualty, life and annuities lines, and health care lines. Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. Grupo Pacífico’s invests in local and international markets, emphasizing investments in Peru, the U.S. and Latin America. Grupo Pacífico’s has adopted strict policies related to investment decisions. Its investment strategies and policies are reviewed and approved by Grupo Pacífico’s Board of Directors. Senior management also takes a leading role in devising investment strategies.

Grupo Pacífico constantly monitors its investment policy in order to apply best international risk management practices and tools. Also, Grupo Pacífico has incorporated into its investment policy recommendations of Solvency II and Basel II, with a view to developing hedges against the group’s liabilities; especially in connection with obligations vis-à-vis Grupo Pacífico’s insured customers.

As of December 31, 2014, the market value of Grupo Pacífico’s investment portfolio (which includes Pacífico Seguros Generales, Pacífico Vida and Pacífico EPS) was S/.6,671 million, which included mainly S/.471.5 million in equity securities, S/.798.2 million on investment properties, which are valued at its cost, S/.5,401 million in fixed income instruments. The portfolio is well diversified and it follows an asset-liability management strategy which is based on matching assets (portfolio) and liabilities (reserves): (i) cash flow and duration matching; (ii) currency matching and (iii) to improve the capital structure of the company.

Grupo Pacífico’s consolidated financial income increased 1.5% in 2014 (from S/.332.3 million in 2013 to S/.337.2 million in 2014) and 3.9% in 2013 (from S/.319.8 million in 2012 to S/.332.3 million in 2013). These amounts are the net result; do not consider transactions between entities that belong to Grupo Pacífico. The increase observed in 2014 is mainly attributed to the growth of Pacífico Vida’s business lines (especially the life insurance business) and Pacífico Seguros Generales’s property and casualty businesses.

Pacífico Seguros Generales’ portfolio had a market value of S/. 582.5 million at year-end 2014; which included equity investments, and fixed income instruments. Also, Pacífico Seguros Generales maintains investment properties in an amount of S/.168.2 million, which are valued at its cost and the fair value of these properties amounts to S/.486.0 million as of December 31, 2014. Pacífico Vida’s portfolio had a market value of S/.5,232.3 million at year-end 2014; it mainly consisted of high grade long-term debt instruments. Pacífico EPS’ portfolio had a market value of S/.69.9 million.

In 2014, Pacífico Seguros Generales’ 2014 financial income was S/.49.4 million, a decrease of 53% compared to S/. 104 million in 2013; a year earlier in 2012 financial income was S/.89.4 million. The performance reflected our strategy of maximizing capital appreciation. The decrease was primarily due to lower level of capital gains from the sale of real estate investments.

Pacífico Vida’s 2014 financial income (before deductions) grew to S/.285.7 million, an increase of 7.8% compared to S/.264.8 million in 2013; a year earlier in 2012 financial income was S/.234.7 million. This increase was primarily due to (i) growth in the annuities business line, (ii) increased leasings, and (iii) growth of the Peruvian consumer price index, which had a positive effect of S/.23.4 million on inflation adjusted bonds.

(7) Prima AFP

In 2012, the Peruvian Government published the Law to Reform the Private Pension System. The law sets forth a new process by which individuals, which are called affiliates, may become beneficiaries affiliated with the SPP. Under the new law, tenders are held every 24 months to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period. A competitive bidding process took place in September 2012 to determine which company would manage the accounts during a transitional period from September 2012 through the end of January 2013 (subsequently extended to May 2013). Prima AFP won the September tender and managed the accounts of new affiliates during the transitional period.

In December 2012, the first tender was held to determine who would manage the accounts for the first full two year period. A new participant in the system won the tender, but that participant did not have the operational capacity to manage new affiliate accounts as of February 1, 2013. As a result, Prima AFP continued managing the new accounts until May 31, 2013. The new participant started operations on June 1, 2013.

Between October 2012 and May 2013, Prima AFP had the exclusive right to capture new affiliates. Over this eight-month period, the company’s commercial efforts increased its client base by 200,000 new affiliates. As a result, Prima AFP strengthened its position in the market and gained competitiveness. This has reinforced the company’s commitment to providing premium customer service while obtaining good results with its prudent approach to pension fund management.

On May 2013, the process requiring affiliates to choose a fee scheme ended. A new fee scheme was established for the system. Prima AFP’s fee scheme is as follows, each are mutually exclusive options:

•	Fee based on flow: 1.60% applied to the affiliates’ monthly remuneration.

•	Mixed Fee: composed of a flow fee of 1.51%, which is applied to affiliates’ monthly remuneration, plus a fee of 1.25% a year, which is applied to the new balance (generated as of February 2013 for new affiliates to the system and beginning in June 2013 for old affiliates who have chosen this commission scheme).

In 2014, Prima AFPs commercial efforts were focused on maintaining its existing affiliate portfolio. The RAM indicator decreased from 34.4% in 2013 to 33.1% in 2014. In terms of collections, Prima AFP experienced a decreased in its market share from 34.4% in 2013 to 32.6% in 2014. The reduction in both were primarily a result of the entrance of a new competitor in 2013, who won the last 2 tenders for new affiliates.

Prima AFP managed 1.5 million affiliate accounts in 2014, similar to the number of accounts managed in the previous year. This represented a 25.5% market share.

Funds under management at Prima AFP increased from S/. 32.4 billion in 2013 to S/. 36.7 billion as of December 2014 (13.5%). In 2012, this indicator reached S/. 30.5 billion. By year-end 2014, Prima AFP’s market share of total funds under management was 32.1%, representing a year-over-year increase of 37 basis points. The profitability of our funds in the last 12 months (December 2014/December 2013) was 7.8%, 9.6% and 7.6% for Funds 1, 2 and 3, respectively.

Given that pension funds are long-term investments, it is best to observe their returns over a long period. For the December 2006 to December 2014 period, covering the life of Prima AFP’s three funds to date, nominal annual profitability has been 6.50%, 7.43% and 7.02% in funds 1, 2 and 3 respectively. These figures place the company first, second and third, respectively, for profitability in the SPP system.

In 2014, Prima AFP registered total revenues of S/.391.9 million (S/.368.8 million in 2013 and S/.308.9 million in 2012) and net income of S/.153.4 million (S/.137.8 million in 2013 and S/.100.7 million in 2012). This was accomplished by expanding Prima AFP’s revenue base and controlling its operating expenses. Net income incorporates a positive adjustment of S/.5.9 million in 2014 in the income tax line, due to the tax changes decreed by the Peruvian government, which cut corporate income taxes as of 2015. In this context, Prima AFP made adjustments to the deferred income tax liability in December 2014.

(8) Credicorp Capital

In 2014, Credicorp Capital’s investment banking business continues establishing in the MILA markets, through:

•	Its position as first in trading on the bond markets of the three countries, and first, second and fourth in trading on the equity markets in Peru, Colombia and Chile, respectively;

•	Corporate Finance, which was actively involved in issuances and transactions in the region, and reached a market share of 23.5%, according to Credicorp Capital’s estimates and league tables (Source: Bloomberg); and

•	The management of some funds in the region, such as: Fonval Dynamic - Colombian Equity Fund and Partners Fund - Bond Fund Chileno.

In Corporate Finance, we strengthened our regional presence by participating in cross border operations:

•	The Peruvian team advised Gloria Group, Graña y Montero (Peru) and Morelco (Colombia).

•	The team in Chile supported the acquisition of the shares of Maestro Home Center Peru. In the same transaction our Peruvian team made the purchases and sales of shares on the Lima Stock Exchange, BCP provided bridge financing and the teams of Chile and Peru worked together in international bond issuance.

At the end of 2014, Credicorp Capital held AuM of S/.25.6 billion (S/.20.6 billion in 2013), of which 58% corresponded to Credicorp Capital Peru, 21% to Credicorp Capital Colombia and 21% to IM Trust. Additionally, Credicorp Capital reported S/.36.8 billion in assets under custody (AuC, S/.34.0 billion in 2013 and S/.34.4 billion in 2012), 78% of which were attributable to Credicorp Capital Peru, 12% of which were attributable to Credicorp Capital Colombia, and 10% of which were attributable to IM Trust.

In terms of net income by business units, asset management represented over 13% of Credicorp Capital’s business; capital markets represented approximately 30%; corporate finance represented approximately 25%; and local fiduciaries and other businesses collectively accounted for approximately 32% of net income in 2014.

(9) Competition

9.1 Banking

9.1.1 Overview

In recent years, several foreign companies have showed interest in entering the Peruvian market while financial companies already in Peru have taken steps to expand operations and develop new businesses. In 2006, the Canadian bank with the largest international presence formed Scotiabank Peru pursuant to a merger between Banco Wiese Sudameris and Banco Sudamericano. In addition, in 2006, one of the largest financial organizations worldwide entered the Peruvian market for the first time by forming HSBC Bank Peru.

In 2007, Banco Santander re-joined the Peruvian banking segment and started operations in October. In 2008, two foreign-owned banks initiated operations in Peru: Banco Azteca and Deutsche Bank (Peru), a subsidiary of the German bank of the same name. In 2009, BCP acquired Financiera Edyficar; however, Edyficar continued to operate independently and maintained its own brand until March 2, 2015. In the same year, Banco del Trabajo, a subsidiary of Scotiabank, started operations as a finance corporation (Crediscotia Financiera).

In 2010 and 2011 no major commercial banks entered the Peruvian financial system. In 2012, Banco Cencosud from the Chilean group of the same name, in a joint enterprise with the Peruvian group Wong, started operations in the first half 2012. Later that year, GNB Sudameris Group, a Colombia-based entity, acquired HSBC Peru and renamed it Banco GNB Peru. In 2013, there was a merger between the rural savings bank (CRAC by its Spanish initials), Nuestra Gente and the financial firm Confianza. The entity resulting from the merger operates as a financial firm by the name of Financiera Confianza.

Finally, in 2014, ICBC Group established its first subsidiary in Peru, ICBC Bank Peru, and became the first Chinese-owned bank in entering the Peruvian financial system. In February 2014, Financiera Edyficar reached an agreement with Grupo ACP Corp to buy the shares that they held in Mibanco (60.68% of total shares). The integration of Mibanco and Edyficar, took place in March 2, 2015. In May 2014, the SBS intervened the municipal savings bank Pisco (CMAC by its Spanish initials), due to its financial instability and to the failure of the Financial Recovery Plan.

While new entries into the Peruvian banking system over the last two years have not been as pronounced as in previous years, there is evidence that foreign-owned banks are taking steps to begin operations in the Peruvian market. For example, Itaú Unibanco, Bladex, Morgan Stanley Bank, Bank of Tokyo Mitsubishi and Sumitomo Mitsui Banking opened representative offices in Peru.

9.1.2 Peruvian Financial System

According to the SBS, as of December 2014, the Peruvian financial system is composed of 64 financial institutions and three state-owned banks (not including the Peruvian Central Bank): Banco de la Nación, COFIDE and Banco Agropecuario.

	As of December 31, 2014
	Number of	Assets	Deposits	Loans
	entities	(Nuevos Soles in million)
Mutiple Banking	17	289,482	177,978	193,128
Financial firms	12	14,893	5,695	11,311
Municipal savings banks	12	17,106	13,305	13,438
Rural savings banks	10	2,282	1,627	1,593
Edpymes	11	1,557	-	1,318
Leasing companies	2	587	-	491
Total	64	325,906	198,606	221,280

(i) Multiple Banking

Major Peruvian Banks	As % of Peruvian Financial System (1)			As % of Multiple Banking
as of December 31, 2014	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	28.7%	27.7%	29.3%	35.3%	34.5%	34.3%
BBVA Banco Continental	17.7%	17.9%	19.3%	21.7%	22.3%	22.7%
Scotiabank Perú	12.4%	11.3%	13.3%	15.3%	14.1%	15.6%
Interbank	9.3%	9.3%	9.6%	11.4%	11.6%	11.3%
Banco Interamericano de Finanzas	2.6%	2.8%	3.0%	3.2%	3.5%	3.5%

(1) Excludes stated-owned banks.

Source: SBS

As of December 31, 2014, BCP stand-alone ranked first among all Peruvian banks in terms of assets, deposits and loans with a market share of 28.7% of assets, 27.7% of deposits and 29.3% of loans, in the Peruvian Financial System.

In 2014, the Peruvian banking system reported a balance of loans of S/.110,325 million in local currency and US$27,730 million in foreign currency. These figures represented an annual expansion of 20.3% and a decrease of 0.4%, respectively (21.5% and -0.9%, respectively, from December 31, 2012 to December 31, 2013). As a result, the dollarization of loans reached 42.9% at the end of 2014 (compared to 45.9% in 2013 and 49.7% in 2012). Nevertheless, as of December 31, 2014, the total amount of deposits was S/.177,978 million, which represented a dollarization rate of 47% (compared to 47.4% in 2013 and 41.6% in 2012).

Peru’s capital ratio (regulatory capital/risk-weighted assets) reached 14.13% as of December 2014, which was above the 10% legal minimum that became effective in July 2011. This represented an increase of 44 basis points from the capital ratio reported at the end of December 2013 (13.69%). In 2013, the ratio decreased 44 basis points from the ratio of 14.1% in December 2012.

Peru’s loan portfolio quality indicators deteriorated in 2014. Past-due loans over total loans reached 2.47%, 33 basis points more than the ratio reported as of December 31, 2013 (2.14%). At the end of 2013, the ratio increased 39 basis points compared to December 31, 2012 (1.75%). Also, the past-due, refinanced and re-structured loans over total loans was 3.5%, as of December 31, 2014, 44 basis points higher than the figure reported in 2013, 3.1% (2.8% in 2012). Similarly, the coverage ratio of Peru’s past-due loan portfolio was 165% as of December 31, 2014 (compared to 188.1% as of December 31, 2013 and 223.6% as of December 31, 2012).

Finally, the liquidity of the banking system remained at high and comfortable levels. The local currency liquidity ratio and foreign currency liquidity ratio closed 2013 at 24.4% and 54.7%, respectively (30.8% and 56.1% in 2013; and 46.29% and 46.24% in 2012, respectively). These ratio levels were well above the minimums required by SBS regulations (8% in local currency and 20% in foreign currency).

(ii) Other Financial Institutions

BCP faced strong competition from these credit providers, primarily with respect to consumer loans and small and micro-business loans.

Small and micro-business loan providers lent S/. 17.2 billion in 2014, compared to the S/. 15.7 billion in 2013 and S/. 14.6 billion in 2012. In 2014, small and micro-business loans of other financial institutions represented 55% of the total in the financial system (compared to 50.9% in 2012 and 48.6% in 2011).

Consumer loan providers lent S/. 6.9 billion in 2014, compared to the S/. 6.2 billion and S/. 5.5 billion in 2013 and 2012, respectively. In 2014, loans to consumers of other financial institutions represented 17.1% of total loans in the financial system (compared to 17.3% in 2012 and 17.1% in 2011).

9.2 Capital Markets

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

In addition, Peruvian companies have gained access to new sources of capital through local and international capital markets. In recent years, AFPs’ funds under management and mutual fund assets have increased at rates over those experienced by the banking system. The private pension fund system in Peru reached S/.114.5 billion as of December 31, 2014 (representing 12.2% year-over-year increase) from S/.102.1 billion in 2013 and S/.96.9 billion in 2012. Total mutual funds reached S/.18.7 billion in 2014, S/.16.5 billion in 2013 and S/.18 billion in 2012.

9.3 Investment Banking

In 2014, Credicorp Capital consolidated its structure around on business units. Currently Credicorp Capital is based on three generating business units: Asset Management, Sales & Trading and Corporate Finance. In addition, we have organized a regional platform support team, structured and integrated regional sales force and we have made the treasury area independent.

In the Asset Management business, we started our first funds in Luxembourg (August 2014): Credicorp Capital Latin American Corporate Debt Fund and Credicorp Condor Capital Equity Fund. Besides our alternative funds: Fund Inmoval Real Estate Development in Colombia, and IM Trust Fund - Commercial Patio I in Chile; and our first Real Estate Investment Fund in Peru. At December 2014, in the Mutual Funds, Credicorp Capital Peru has a market share of 42.6% of total AuMs at the end of 2014.

In Sales & Trading, we continue to consolidate our business in trading and started refocusing our business on the platform of our broker in the United States, which received approval from FINRA to expand business activities. At December 2014, Credicorp Capital Peru, Credicorp Capital Colombia and IM Trust increased its market share in their local fixed income markets: 39.6%, 10.9% and 21.8%, respectively.

The Corporate Finance business expanded in Colombia and we participated in transactions in the MILA region. The fourth quarter of 2014 was characterized by cross border operations with teams from Peru, Chile and Colombia working together and advising customers. In Peru, two mergers and acquisitions represented 87% of total income of the Corporate Finance business.

9.4 Insurance

The Peruvian insurance market is highly concentrated. As of December 2014, four companies commanded 80.3% of the market share by premiums, and the leading two had a combined market share of 59.7%. Together, Pacífico Seguros Generales and Pacífico Vida constituted the second largest insurance company in Peru with a 23.5% market share. Peruvian insurance companies compete principally on the basis of price, as well as on the basis of brand recognition, customer service and product features. Grupo Pacífico’s insurance businesses believe that their competitive pricing, strong and positive image, and quality of customer service are significant aspects of their overall competitiveness. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, Grupo Pacífico believes that in the long-term foreign competition will increase the quality and strength of the industry. Grupo Pacífico believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

However, competition in the Peruvian insurance industry has increased substantially since the industry was deregulated in 1991, with particularly strong competition in the area of large commercial policies, for which rates and coverage typically are negotiated individually. A loss by Grupo Pacífico to competitors of even a small number of major customers or brokers could have a material impact on Grupo Pacífico’s premium levels and market share

(10) Peruvian Government and Economy

While we are incorporated in Bermuda, most of BCP’s and Grupo Pacífico’s operations and customers are located in Peru. Although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Therefore, the results of our operations and our financial health could be affected by changes in economic or other policies of the Peruvian government. We are also exposed to other types of changes in Peruvian economic conditions, such as the devaluation of the Nuevo Sol relative to the U.S. Dollar or social unrest related to extractive industries such as mining. The level of economic activity in Peru is also very important for our financial results and the normal conduction of our business.

10.1 Peruvian Government

During the past several decades, Peru has had a history of political instability that has included several military coups and multiple government changes. In many occasions, government changes have taken place in order to alter the nation’s economy, financial system, agricultural sector, etc. See “Item 3. Key Information - 3.D Risk Factors”. In 1987, President Alan García attempted to nationalize the banking system, including BCP. At that time, the majority shareholders of BCP sold a controlling interest in BCP to its employees, which prevented the government from assuming BCP’s control. See “Item 4. Information on the company – 4.C Organizational Structure”.

Starting in 1990, President Alberto Fujimori implemented a series of market-oriented reforms; since that time, they have for the most part remained in place. See “Item 3. Key Information — 3.D Risk Factors”. After president Fujimori resigned in November 2000 following a series of corruption scandals, a transitory government was arranged and elections were called in April 2001. Alejandro Toledo won elections and took office that year, maintaining most of the economic policies of the prior decade. In 2006, former president Alan García was elected again and, unlike his first term in the 1980s, maintained the same economic policies of prior governments.

In 2011, Ollanta Humala was elected president. While his initial proposals as a candidate were designed to radically change the existing market-oriented policies and move toward a more state-run economy, his first cabinet upon taking office reflected a change in approach, especially after he chose Luis Castilla, who had worked in the previous administration, to serve as Minister of Finance. President Humala also decided to ratify the Central Bank’s president, Julio Velarde, which was perceived as an attempt to gain confidence from business leaders and financial markets. Both appointments contributed to a recovery in Peru’s investment climate, which had deteriorated during the presidential campaign. Economic growth in 2011 and 2012 reached 6.5% and 6.0%, respectively, and both rates were seen as being in line with the country’s potential output. In 2013, however, the economy’s growth rate decelerated to 5.8% amid concerns about metal prices (especially gold, which fell 28.3% that year), monetary policy in the United States and Chinese growth, which also affected the performance of other emerging markets. In 2014, supply-side shocks in the mining and fishing industries led to a 2.1% contraction in the primary sector, its worst performance since 1992. This added to the pressures of a difficult international environment and as a result the economy grew 2.4%.

10.2 Peruvian Economy

The adoption of market-oriented macroeconomic policies since the early 1990s and a positive outlook for Peru’s economy among international investors has allowed Peru to grow at an average rate of 5.3% over the last decade. Peru’s economy even experienced a positive albeit small growth rate during the global financial crisis in 2009 (0.9%). In subsequent years, and as international financial conditions improved and growth resumed in most economies, Peru continued to outperform the global economy, growing 6.0% in 2012 and 5.8% in 2013. In 2014, the economy decelerated and grew 2.4% as a result of lower international prices for metals, supply-side shocks in the mining, fishing and coffee industries and a contraction of public investment at the subnational level.

Peruvian economic policy is based on three pillars: trade policy, fiscal policy and monetary policy.

Peru’s has maintained an open trade policy for more than a decade. In 2007, Peru signed a Free Trade Agreement (FTA) with the United States and made permanent the special access to the U.S. market previously enjoyed under the Andean Trade Promotion and Drug Eradication Act (ATPDEA). It entered into effect in 2009. Trade between Peru and United States was US$6.5 billion in 2014 (24.6% of total exports from Peru). Another trade agreement was signed with China in 2009 and entered into effect in 2011. Trade between China and Peru reached US$3.2 billion in 2014 (12.2% of total exports). In addition, Peru has also signed trade agreements with the European Union, Japan, South Korea, Singapore and Thailand, among others. Within Latin America, Peru has trade agreements with Chile, Colombia and Mexico and is a founding member of the Alliance of the Pacific together with these other three countries.

In 2014, exports totaled US$39.3 billion, which represents a decline of 9.3% with regards to the same period last year. Imports totaled US$40.8 billion, falling 3.3%. In this context, the trade deficit was US$1.5 billion. This took place in a scenario in which the terms of trade fell 5.7%. The weak trade balance continued to affect the current account’s results. According to the BCRP, the current account deficit for the whole year was 4.1% of GDP.

Peruvian policymakers have also maintained an orthodox approach with regards to fiscal policy and government spending. Since 1999, the debt-to-GDP ratio has fallen from 51.1% to 19.7% as government cut its spending and privatized some state-run enterprises. The fiscal position has also benefited from the accumulation of surpluses over the major part of the last decade. In 1999, Congress approved the Law of Fiscal Responsibility and Transparency, which includes the following rules: (i) the fiscal deficit cannot exceed 1% of GDP; (ii) spending corresponding to government consumption cannot grow above 4% in real terms; (iii) in years in which general elections take place, government spending in the first seven months of the year shall not exceed 60% of the budget for such year. In 2013, these measures were further refined, following the best international practices, with the approval of the Law Strengthening Fiscal Responsibility and Transparency, which introduced a structural-guidance approach based on the evolution of structural commodity prices and potential GDP. While the 1999 framework helped the country to reduce its debt levels, the changes introduced in 2013 allow for the implementation of counter-cyclical policy (when a negative output gap of more than 2% of potential GDP exists, the spending limit can be adjusted by, at most, 0.5% of GDP, and corrective measures should be employed once the output gap falls below 2%) and delineates the responsibilities of national, regional and local governments (the latter two can only borrow for capital projects and debt cannot exceed the four-year moving average of annual revenues). These rules, together with low debt levels and savings for about 15% of GDP have allowed Peru to not only retain its investment grade status but also to improve its credit rating, standing at BBB+ for Standard & Poor’s as well as Fitch Ratings and A3 for Moody’s.

In 2014, the non-financial public sector reported a small deficit of S/.755 million, which is equivalent to 0.1% of GDP, after registering a surplus of 0.9% in 2013. This is the first deficit registered since 2010 and is the result of an increase of 9.9% in real terms of public expenditure (to S/.123.5 billion). Also, late that year the government announced a new fiscal stimulus package of measures for the equivalent of 2.2% of GDP to boost expectations and reactivate private investment. These measures include: (i) reducing taxes (0.8% of GDP), (ii) increases in expenditure that is not contemplated in the Budget Bill 2015 (0.8% of GDP), and (iii) continuity and maintenance of investments (0.6% of GDP). The main tax measures include modifications to corporate income tax to encourage earnings reinvestment and investment: third category corporate income tax will be gradually reduced from 30% to 26% by 2019 (in 2015, it fell to 28%) while the dividend rate will increase from 4.1% to 9.3% in 2019 (in 2015 it will increase to 6.8%). Personal income tax will also fall in the low income segment from 15% to 8%. Additionally, steps have been taken to simplify the system for General Sales Tax (IGV by its Spanish initials) withholding to free up resources in the private sector for the equivalent of 0.4% of GDP.

Monetary policy is the responsibility of the BCRP. The BCRP is officially autonomous and presides over a system of fractional reserve banking. In 2002, BCRP set an inflation target of 2.5% (+/-1%), which it later reduced to 2.0% (+/-1%) in 2007. The 2.0% target is the lowest in Latin America and reflects the Central Bank’s commitment to price stability. BCRP also has considerable foreign reserves, which have grown to approximately 31% of GDP in December 2014, and other mechanisms to provide liquidity to Peru’s domestic financial system. The Central Bank also sets regulations for the financial system, including pension funds, in coordination with the SBS (by its Spanish initials). Finally, the currency regime in Peru does not have currency controls or barriers to capital inflows but has the Central Bank as an important player in the market, selling or buying foreign currency in order to soften volatility.

During 2014, and in response to the deceleration in economic activity, BCRP made two cuts to its reference rate, from 4.00% to 3.75% in July, and from 3.75% to 3.50% in September. It also lowered marginal reserve requirements from 14% at the beginning of the year to 9.00% by December. Inflation in that year was 3.2%, which is slightly higher than BCRP’s target (2.0% +/- 1pp); nevertheless, the variation in prices was lower than that observed in various countries in the region such as Colombia (3.5%), Mexico (4.2%), Chile (5.3%), and Brazil (6.5%). Also, at the end of 2014, the exchange rate was situated at S/.2.9795 (Nuevo Sol / U.S. Dollar), which represents an annual depreciation of 6.54% (the majority of which took place in the second half of the year (6.47%). Nevertheless, currency depreciation in 2014 was lower than that seen in Peru’s regional peers: Colombia (23.2% in 2014), Chile (15.4% in 2014), Brazil (12.5% in 2014) and Mexico (12.4% in 2014). Additionally, depreciation in 2014 was lower than 2013’s figure of 9.6%. The factors that drove these depreciatory pressures at the regional level include: (i) the fact that the dollar rallied worldwide against all currencies, including G10 and emerging currencies, due to the expectation that the FED would increase its interest rate and growth would increase in the USA; (ii) the decline in international prices for raw materials such as oil and copper; and (iii) weakness and in some cases deceleration in local economies.

(11) The Peruvian Financial System

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

11.1 General

On December 31, 2014, the Peruvian financial system consisted of the following principal participants: the Peruvian Central Bank, the SBS, 17 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), 12 finance companies, 2 leasing companies, 12 municipal saving banks, 10 rural saving banks, and 11 Edpymes, which totaled 64 entities as of December 31, 2014.

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

11.2 The Peruvian Central Bank

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

11.3 The Superintendency of Banks, Insurance and Pension Funds (SBS)

The SBS, whose authority and activities are discussed in “—(12) Supervision and Regulation” is the regulatory authority in charge of implementing and enforcing Law No. 26702 and, more generally, supervising and regulating all financial, insurance and pension fund institutions in Peru.

In June 2008, Legislative Decree 1028 and 1052 were approved modifying Law No. 26702 with the following objectives: (i) to strengthen and to increase competitiveness, (ii) to implement Basel II and (iii) to adapt Peru’s existing regulatory framework to the FTA signed between Peru and the United States.

The main amendments defined in Law No. 1028 were designed to promote the development of Peruvian capital markets by extending the range of financial services that could be offered by microfinance institutions (i.e., non-banks) without requiring SBS authorization. Law No. 1028 also modified the framework in which the Peruvian financial system is to be harmonized with the international standards established by the Basel II Accord (which aims to minimize the issues regarding regulatory arbitrage). Since July 2009, Peruvian financial institutions generally have applied a standardized method to calculate their capital requirement related to credit, market and operational risk. As an alternative to the standardized method, financial institutions may request authorization from the SBS to use different models for calculating the reserve amount associated with any of these three risks. In July 2009, the SBS started receiving applications to use alternative models, referred to as Internal Models Methods. If the amount of an institution’s reserve requirements would be higher using the standard model than it would be using the approved Internal Models Method, then the institution will have to maintain between 80% and 95% of the standard amount during a phase in period. Even after the phase in period, institutions using an Internal Models Method will be subject to regulatory capital floors.

Law No. 1052 aims to include and synchronize Law No. 26702 and the FTA’s framework, particularly regarding insurance services. The amendments allow companies to offer cross-border services and have simplified the process for international institutions to enter into the Peruvian market by establishing subsidiaries

11.4 Financial System Institutions

Under Peruvian law, financial institutions are classified as banks, financing companies, other non-banking institutions, specialized companies and investment banks. BCP is classified as a bank.

11.4.1 Banks

A bank is defined by Law No. 26702 as an enterprise whose principal business consists of (i) receiving money from the public, whether by deposits or by any other form of contract, and (ii) using such money (together with the bank’s own capital and funds obtained from other sources) to grant loans or discount documents, or in operations that are subject to market risks.

Banks are permitted to carry out various types of financial operations, including the following: (i) receiving demand deposits, time deposits, savings deposits and deposits in trust; (ii) granting direct loans; (iii) discounting or advancing funds against bills of exchange, promissory notes and other credit instruments; (iv) granting mortgage loans and accepting bills of exchange in connection with the mortgage loans; (v) granting conditional and unconditional guaranties; (vi) issuing, confirming, receiving and discounting letters of credit; (vii) acquiring and discounting certificates of deposit, warehouse receipts, bills of exchange and invoices of commercial transactions; (viii) performing credit operations with local and foreign banks, as well as making deposits in those institutions; (ix) issuing and placing local currency and foreign currency bonds, as well as promissory notes and negotiable certificates of deposits; (x) issuing certificates in foreign currency and entering into foreign exchange transactions; (xi) purchasing banks and non-Peruvian institutions which conduct financial intermediation or securities exchange transactions in order to maintain an international presence; (xii) purchasing, holding and selling gold and silver as well as stocks and bonds listed on one of the Peruvian stock exchanges and issued by companies incorporated in Peru; (xiii) acting as financial agent for investments in Peru for external parties; (xiv) purchasing, holding and selling instruments evidencing public debt, whether internal or external, as well as obligations of the Peruvian Central Bank; (xv) making collections, payments and transfers of funds; (xvi) receiving securities and other assets in trust and leasing safety deposit boxes; and (xvii) issuing and administering credit cards and accepting and performing trust functions.

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

Law No. 26702 authorizes banks to operate, through their subsidiaries, warehouse companies and securities brokerage companies Banks may also establish and administer mutual funds.

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

11.4.2 Finance Companies

Under Law No. 26702, finance companies are authorized to carry out the same operations as banks, with the exception of (i) issuing loans as overdrafts in checking accounts and (ii) participating in derivative operations. These operations can be carried out by finance companies only if they fulfill the requirements stated by the SBS.

11.4.3 Other Financial Institutions

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

11.4.4 Insurance Companies

Since the Peruvian insurance industry was deregulated in 1991, insurance companies have been authorized to conduct all types of operations and to enter into all forms of agreements that are needed to offer risk coverage to customers. Insurance companies may also invest in financial and non-financial assets, although they are subject to the regulations on investments and reserves established in Law No. 26702 and the regulations issued by the SBS.

Law No. 26702 is the principal law governing insurance companies in Peru. The SBS is charged with the supervision and regulation of all insurance companies. The formation of an insurance company requires prior authorization of the SBS. The insurance industry has 18 companies in 2014.

(12) Supervision and Regulation

12.1 Credicorp

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

We are, along with BCP, subject to certain requirements set forth in Peruvian Law No. 26702 (“Peruvian Banking Law” or “Law No. 26702”) as well as certain banking statutes issued by the Peruvian banking regulator, SBS, including SBS Resolution No. 11823-2010, enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates”. Resolution N° 11823-2010 was partially amended by Resolution N° 2945-2013 enacted in May 2013. These regulations affect BCP and us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

Since our common shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, we are subject to certain reporting requirements to Superintendencia del Mercado de Valores, the Peruvian securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listing — 9.C Markets — (1) The Lima Stock Exchange – 1.2 Market Regulation”.

12.2 BCP

12.2.1 Overview

BCP’s operations are regulated by Peruvian law. The regulations governing operations in the Peruvian financial sector are stated in Law 26702. The SBS periodically issues resolutions under Law 26702. See “Item 4. Information on the company – 4.B Business Overview – (11) The Peruvian Financial System”. The SBS supervises and regulates entities that Law 26702 classifies as financial institutions. These entities include commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must obtain the SBS’s authorization before beginning operations.

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

12.2.2 Authority of the SBS

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

12.2.3 Management of Operational Risk

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2014. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting.

12.2.4 Capital Adequacy Requirements for BCP

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

On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the methodologies and the implementation schedule of additional capital requirements consistent with Pilar 1 of Basel II and certain aspects of Basel III. The new capital requirements, which are aimed at covering risks not contemplated in Pilar I of Basel II, include requirements to cover concentration, interest rate and systemic risk. Additionally, pro-cyclical capital requirements were also established. These new requirements will be implemented over a period of five years starting in July 2012.

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

As of December 31, 2014, BCP’s regulatory capital was 14.45% of its unconsolidated risk-weighted assets, indicating that BCP had risk-weighted assets that were 6.92 times the amount of regulatory capital. As of December 31, 2013 and December 31, 2012, BCP’s regulatory capital was 14.46% and 14.72% of its unconsolidated risk-weighted assets, respectively.

In November 2013, BCP’s board of directors approved BCP’s tracking and recordation of a Basel III ratio known as Common Equity Tier 1. Common Equity Tier 1 is comprised of:

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

As of December 31, 2014, BCP’s Common Equity Tier 1 Ratio was approximately 7.45% of its unconsolidated risk-weighted assets, just below the 7.50% limit that BCP set for itself. This limit will increase to 8.00% in December 2015 and 8.50% in December 2016. BCP’s Basel III Common Equity Tier 1 Ratio is estimated based on BCP’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru, anticipated Basel III modifications to its existing ratio calculation methodology and other regulatory guidance available in Peru.

The following table shows, regulatory capital and capital adequacy requirements from BCP (unconsolidated) as of December 31, 2012, 2013 and 2014, which are set forth in the Peruvian Banking Law, as amended (Law 26702):

Regulatory Capital and Capital Adequacy Ratios
Nuevos Soles in thousand	2012	2013	2014
Capital stock	3,102,897	3,752,617	4,722,752
Legal and other capital reserves	2,194,828	2,422,230	2,761,777
Accumulated earnings with capitalization agreement	388,200	504,000	1,000,000
Loan loss reserves (1)	705,382	834,388	1,007,150
Perpetual subordinated debt	637,500	698,750	746,500
Subordinated debt	2,786,582	3,417,962	4,146,707
Unrealized profit (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	-762,931	-752,765	-1,559,037
Investment in subsidiaries and others	1,389,978	1,384,340	2,186,066
Unrealized profit and net income in subsidiaries	627,047	631,575	627,029
Goodwill	-122,083	-122,083	-122,083
Total Regulatory Capital	8,930,375	10,755,099	12,703,766

Tier 1 (2)	6,133,400	7,194,919	8,642,942
Tier 2 (3) + Tier 3 (4)	2,796,975	3,560,180	4,060,824

Total risk-weighted assets	60,662,813	74,379,368	87,938,921
Market risk-weighted assets (5)	1,246,720	2,767,876	1,189,463
Credit risk-weighted assets	56,290,344	66,751,001	80,572,032
Operational risk-weighted assets	3,125,749	4,860,491	6,177,426

Capital ratios
Tier 1 ratio (6)	10.11%	9.67%	9.83%
Common Equity Tier 1 ratio (7)	7.36%	7.52%	7.45%
BIS ratio (8)	14.72%	14.46%	14.45%
Risk-weighted assets / Regulatory Capital (9)	6.79	6.92	6.92

(1)	Up to 1.25% of total risk-weighted assets.
(2)	Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(3)	Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).
(4)	Tier 3 = Subordinated debt covering market risk only.
(5)	It includes capital requirement to cover price and rate risk.
(6)	Tier 1 / Risk-weighted assets
(7)	Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.
(8)	Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)
(9)	Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.8 (since July 2013).

12.2.5 Legal Reserve Requirements

In accordance with Peruvian regulation - article 67 of Law 26702-, a reserve of up to at least 35% of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10% of their net income. In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net income. As of December 31, 2014, 2013 and 2012, these reserves amounted to approximately S/.2,731.7 million, S/.2,017.2 million and S/.1,581.8 million, respectively.

12.2.6 Provisions for Loan Losses

Credicorp’s allowance model is an IFRS compliant loss estimation model that comprises a number of methodologies which estimate losses for Wholesale Banking and Retail Banking in line with IASC39. Depending on the portfolio analyzed, each methodology takes into consideration collateral recovery projections, outstanding debt and qualitative aspects that reinforce the estimate. Some examples of qualitative aspects are the complexity of the recovery processes, sector trends, and officers’ judgment of the estimated recovery values.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios are generated by modifying some assumptions, such as collateral recovery values and adverse effects due to changes in the political and economic environments. The process to select the best estimate within the range is based on management’s best judgment, complemented by historical loss experience and the Company’s strategy (e.g. penetration in new segments). See “Item 4. Information on the Company - 4.B Business Overview - (13) Selected Statistical Information - 13.3 Loan Portfolio - 13.3.12 Allocation of Loan Loss Reserves”

12.2.7 The Peruvian Central Bank Reserve Requirements

The reference interest rate is periodically revised by the Peruvian Central Bank in accordance with its monetary policy objectives. Once a month the board of directors of the Peruvian Central Bank approves and announces the monetary program through a press release. In 2014, the Peruvian Central Bank retained the more accommodative position it adopted towards the end of 2013 (rate cut from 4.25% to 4.00% in November 2013) and cut the reference interest rate in July (from 4.00% to 3.75%) and September (from 3.75% to 3.50%). It also announced a rate cut in January 2015, from 3.50% to 3.25%. The more accommodative stance of the Peruvian Central Bank seeks to support economic growth in a context where inflation is expected to move back to its inflation target range (2%, +/-1%) in 2015 after reaching 3.2% in 2014.

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

The Peruvian Central Bank has set the minimum level of reserves for banks at 9%. However, the Peruvian Central Bank also establishes a marginal reserve requirement for funds that exceed the minimum legal requirement of 9% when such reserves are deposited in the Peruvian Central Bank’s current account. Foreign currency cannot be used to comply with reserve requirements for liabilities in domestic currency, and vice versa. The Peruvian Central Bank oversees compliance with the reserve requirements.

In 2014, the Peruvian Central Bank cut reserve requirements in local currency from 15% at the close of 2013 to 9.5% at the end of December 2014 (since then, the BCRP cut reserve requirements again, from 9.5% to 9.0% in January 2015, to 8.5%, in February 2015 and to 8.0% in March 2015). It made reductions in nine of the twelve months of the year. In addition, the Central Bank announced in late December that it will increase the marginal reserve requirement in foreign currency from 50% to 60% starting in 2015. The measures seek to increase lending in local currency and support local economic activity. In addition to overall changes in reserve requirements, the Central Bank cut the minimum for current account deposits subject to reserve requirements, from 3.0% to 2.0% by the end of 2014 (in January 2015, the Central Bank cut the minimum again, to 1.5%) and abolished the requirement for obligations shorter than two years, formerly at 120% overall, these measures have injected liquidity to the financial system for a total of S/.11,608 million since mid-2013 and S/.5,820 million in 2014 only.

In order to reduce the dollarization of the financial system (loans: 38% and deposits: 40%), and in light of the sharp depreciation observed in 2013 (9.6%) and 2014 (6.8%), the Peruvian Central Bank also introduced an additional reserve requirement for operations with foreign currency derivatives that surpass a daily maximum of US$ 100 million or 10% of the financial institution’s capital (the weekly maximum is US$ 40 million or 30% of capital). It has also established additional reserve requirements in foreign currency for institutions whose foreign currency lending has not decreased in 5% with respect to September 2013 levels by June 2015 and 10% with respect to such levels by December 2015. The additional requirement will amount to 30% of the total deviation from such threshold. Operations involving long-term financing of projects and international trade are exempt. Another additional requirement will be imposed to financial institutions whose mortgage and vehicle credit portfolios in foreign currency do have no decreased by 10% with respect to February 2013 levels by June 2015.

Finally, the Central Bank introduced two new mechanisms for injecting liquidity in local currency for up to S/.9,000 million. First, it will provide financial institutions with local currency in exchange of foreign currency, which will be subtracted from said institution’s reserve requirement in foreign currency. Second, it will sell foreign currency to financial institutions at the spot price to support changes in denomination, from foreign to local currency, in their credit portfolios. Together with the rising exchange rate, the measures adopted by the Peruvian Central Bank have kept the growth of credit at double digits, expanding 10.5% in 2014, although it has decelerated compared to 2013 (12.9%) and 2012 (15.4%). By denomination, loans in local currency grew 18.6% and loans in foreign currency fell 0.6%.

12.2.8 Lending Activities

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

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2014, 2013 and 2012, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/.1,270.4 million, S/.1,075.2 million and S/. 892.8 million, respectively, for unsecured loans, and the 30.0% limit for secured loans was S/.3,811.1 million, S/.3,226.0 million and S/.2.678.8 million, respectively, for the last three years.

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

12.2.9 Related Party Transactions

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

Pursuant to Law 26702, as amended by Law 27102, the aggregate amount of loans to related party borrowers considered to be part of an economic group (as defined above) may not exceed 30% (previously 75%) of a bank’s regulatory capital. For purposes of this test, related party borrowers include (i) any person holding, directly or indirectly, 4% or more of a bank’s shares, (ii) directors, (iii) certain principal executive officers of a bank or (iv) people affiliated with the administrators of the bank. Loans to individual related party borrowers are also subject to the limits on lending to a single borrower described under “—Lending Activities” above. All loans to related parties must be made on terms no more favorable than the best terms that BCP offers to the public.

12.2.10 Ownership Restrictions

Law 26702 establishes certain restrictions on the ownership of a bank’s shares. Banks must have a minimum of two shareholders. Among other restrictions, those convicted of drug trafficking, money laundering, terrorism and other felonies, or those who are directors, employees and advisors of public entities that regulate and supervise the activities of banks, are subject to ownership limitations. All transfers of shares in a bank must be recorded at the SBS. Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock require prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders, directors or employees in the case of juridical persons) are legally disabled, have engaged in illegal activity in the area of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency, among others. The decision of the SBS is final, and cannot be overturned by the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser shall be fined with an amount equivalent to the value of the transferred shares and is obligated to sell the shares within 30 days, or the fine is doubled. In addition, the purchaser is not allowed to exercise its voting rights at the shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals and are subject to the limitations described above.

Finally, under Peruvian law, individuals or corporations that acquire, directly or indirectly, 1% of the capital stock of a bank in a period of 12 months or acquire a 3% or more share participation, have the obligation to provide the information that the SBS may require to identify such individuals’ or corporations’ main economic activities and assets structure.

12.2.11 Risk Rating

Law 26702 and SBS Resolutions No. 672 and 18400-2010, require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2014, BCP was assigned the “A+” risk category by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International. As of December 2014, BCP maintained the risk category of “A+”

12.2.12 Deposit Insurance Fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP is currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/.94,182 as of December 31, 2014.

12.2.13 Intervention by the SBS

Pursuant to Law 26702, as amended by Law 27102, the SBS has the authority to seize the operations and assets of a bank. These laws provide for three levels of action by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken if certain events occur, including if the bank: (i) interrupts payments on its liabilities, (ii) repeatedly fails to comply with the regulations of the SBS or the Peruvian Central Bank, (iii) repeatedly violates the law or the provisions of the bank’s Bye-laws, (iv) repeatedly manages its operations in an unauthorized or unsound manner or (v) has its regulatory capital fall or be reduced by more than 50%.

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

12.2.14 Regulation from the United States Federal Reserve Bank and from the State of Florida Department of Banking and Finance

Banco de Crédito del Perú Miami Agency (“BCP Miami Agency”) is licensed to operate as an International Agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The Office of Financial Regulation of the State of Florida shares regulatory responsibility with the Federal Reserve Bank of Atlanta.

12.2.15 Regulation from the Superintendency of Banks in Panama

BCP Panama is a branch of BCP that is registered in the Republic of Panama. It began operating in June 2002 under an International License issued by the Panamanian Superintendence of Banks, in accordance with Law Decree No. 9 of February 26, 1998, as amended. BCP Panama is subject to an inspection made by auditors and inspectors of the Panamanian Superintendence of Banks, to determine, among other things, its compliance with the Decree Law No. 2 and No. 42 Law on the Prevention of Money Laundering.

12.3 Atlantic Security Bank (ASB)

12.3.1 General

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

There are no ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices. As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33-to-1 (approximately 12%). There is a statutory minimum net worth requirement of US$480,000 (approximately S/.1,433,280), but the Authority generally requires a bank or trust company to maintain a higher paid-in capital appropriate to its business. The Authority requires compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Compliance with the Cayman Banking Law is monitored by the Authority.

12.3.2 Continuing Requirements

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

12.4 BCP Bolivia

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

Pursuant to Supreme Decree 29894, in May 2009 the ASFI was vested with the authority to regulate the Bolivian banking system. ASFI also supervises brokerage and mutual fund management activities that Credicorp Ltd. conducts through BCP Bolivia’s affiliates, Credibolsa and Credifondo. These affiliates operate under the Securities Markets Law No. 1834, enacted on March 31, 1998. Additionally, the Central Bank of Bolivia (BCB by its Spanish initials) regulates financial intermediation and deposit activities, determines monetary and foreign exchange policy, and establishes reserve requirements on deposits.

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

In 2014, ASFI suspended the collection of other fees and established the creation of a guarantee fund for new mortgages without down payment. This fund will be created with 6% of the net income and becomes effective from 2015.

12.5 Credicorp Capital

12.5.1 Credicorp Capital Securities (CSI)

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

12.5.2 Credicorp Capital Perú S.A.A.

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

12.5.3 Credicorp Capital Colombia

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

12.5.4 Inversiones IMT (IM Trust)

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

12.6 Grupo Pacífico

12.6.1 Overview

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

In September 2013, the Superintendency of Banks, Insurance and Pension funds – SBS, initiated reforms to Peru’s private pensions system (SPP), by establishing a tender process for the exclusive right to manage the SPP’s collective insurance policy for D&S and burial expenses. Tender offers, for the collective insurance contract were submitted on September 13, 2013 and the winning tender obtained the right to manage the SPP’s collective insurance policies from October 01, 2013 until December 2014. The tender submitted by our subsidiary Pacifico Vida was not selected, and as a result Pacífico Vida has not issued insurance policies to SPP for D&S and burial expenses since October 2013. However on December 2014, Pacifico Vida won the tender process and will issue policies for D&S and burial expenses in the SPP system, from January 2015 to December 2016.

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

12.6.2 Establishment of Insurance Company

Insurance companies must be authorized by the SBS to commence operations. Peruvian law establishes certain minimum capital requirements for insurance and reinsurance companies, which must be satisfied by cash investments in the company. The statutory amounts are expressed in constant value.

12.6.3 Solvency Requirements

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

12.6.4 Legal Reserve Requirements

Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policy holders by setting aside 10% of income before taxes until the reserve reaches at least 35% of paid-in capital.

12.6.5 Reserve Requirements

Pursuant to Law 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. Law 26702 also requires insurance companies to create a reserve for IBNR claims that are reflected as a liability, net of recoveries and reinsurance, in our consolidated financial statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to our consolidated financial statements. Finally, Grupo Pacífico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See Item 4. Information on the company — (6) Grupo Pacífico — 6.2 Claims and Reserves”.

12.6.6 Investment Requirements

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

12.6.7 Related Party Transactions

Law 26702 generally provides that insurance companies may not extend credit to or guarantee the obligations of employees or members of the board of directors, except for certain home mortgage loans to employees.

12.6.8 Ownership Restrictions

Law 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “Item 4. Information on the company – 4.B Business overview — (12) Supervision and Regulation — 12.2 BCP 12.2.1 Overview”.

12.7 Prima AFP

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

SBS has put in place investment limits, which, among others, restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits vary according to the risk profile of the fund. The limits are:

•	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;

•	The total amount invested in instruments issued or guaranteed by BCRP cannot exceed 30% of the fund value;

•	The total amount jointly invested under the two aforementioned limits cannot exceed 40% of the fund value and;

•	The total amount invested in instruments issued by the government, financial institutions, and non-financial institutions whose commercial activities are mostly abroad, cannot exceed 50% of the fund value. For this specific limit, the SBS sets the maximum and the Peruvian Central Bank administers the effective level (operating limit). As of December 31, 2014, the operating limit is situated at 41.5 % and it will be increased 50 basis points every month until it reaches the 42% level in January 2015.

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

12.7.1 Private Pension System Reform:

Material changes to Peru’s private pension system in 2014 include:

(i)	Second Tender for Affiliates.-

In accordance with Circular N° 143-2014, the second affiliate tender in the Private Pension System (SPP) took place on December 18, 2014. Based on the guidelines and conditions to participate in this tender, Prima AFP decided not to participate in order to focus on maintaining customer service levels and the value proposition that the company offers its affiliates. The overall objective is to strengthen Prima AFP’s position in the market. The company that won the first tender was eventually awarded the exclusive right to capture new affiliates for an additional 2 years (June 2015 – May 2017).

(ii)	Second Tender for a Collective Insurance Policy.-

The tender process for insurance companies interested in managing D&S and burial insurance in the SPP under a collective policy was held on December 19, 2014. As a result, six companies won the right to collectively manage this insurance. The new insurance premium is equivalent to 1.33% of an affiliate’s monthly remuneration and is applicable to all affiliates in the SPP. This represents an increase with regard to the current premium of 1.23%. This new premium will be applicable during the period that will run from January 01, 2015 to December 31, 2016.

(iii)	The repeal of the law that stipulates the obligatory affiliation with a pension system for independent workers under the age of 40.-

According to Law N° 29903 / Law N° 30082, as of August 01, 2014, independent workers born after August 1973 are required to make obligatory contributions to one of the two pension systems currently in place (SPP or ONP). Due to this legislation, the volume of new affiliates to the SPP this quarter was higher than in previous periods. Nevertheless, on September 18, 2014, Law N° 30237 went into effect and repealed the aforementioned law. This new legislation stipulates that independent workers can voluntarily, rather than obligatorily, choose to affiliate to the SPP or ONP. The obligatory contributions that were collected to comply with the norms that were eventually repealed must be returned or included in the pension calculation recognition scheme chosen by the independent worker.

(iv)	Investment Reform.-

In 2014 the Resolution SBS N°1293-2014 was published. This document contains the rules and regulations that pension funds must follow when investing abroad. The main changes instituted by this resolution stipulate that AFPs can make non-complex investments through vehicles such as bonds, shares and mutual funds without authorization from the SBS. Additionally, AFPs can use financial derivatives without authorization from the SBS, but these vehicles are subject to certain restrictions.

Both changes will improve the management and risk/return profile of our portfolios while providing flexibility and opportunities to execute these kinds of transactions.

In addition, notification N°032-2014-BCRP, from the Board of BCRP, has approved a move to increase the investment limit that pensions funds managed by AFPs can invest in instruments issued by governments, financial entities and non-financial entities that conduct the majority of their economic activities abroad. This increase in the foreign investment limit, from 40% to 42%, will take place gradually beginning on October 01, 2014 and ending on January 01, 2015 (increase of 0.5% each month). This provision went into effect on September 18, 2014.

(13) Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results” and the Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2010 through 2014 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2010, 2011, 2012, 2013 and 2014 and our results of operations for such years.

Credicorp’s Board decided that from January 1, 2014, the Peruvian Nuevo Sol would be the company’s functional and presentation currency of our financial statements. For this reason, we have restated the financial statements for the past four years using Nuevos Soles as the presentation currency and have prepared the financial statements for 2014 using Nuevos Soles as both the functional and presentation currency. For this restatement, we have used the methodology of IFRS and specifically IAS #21 “The Effects of Changes in Foreign Exchange Rates”. The methodology applied is as follows:

Income Statement

Income and expenses expressed in U.S. Dollars was converted to Nuevos Soles using the weighted average exchange rate for each year as showed below. These rates were obtained from the Superintendencia de Banca, Seguros y AFP (SBS).

The accumulated result of every period corresponds to the sum of the restated figures of each month of the period. This accumulated result of the period is presented as part of the entity’s net shareholders’ equity.

The difference between the restated retained earnings according to the aforementioned methodology and the restated net shareholders’ equity at the end of the period is recognized under the line reserves.

Balance Sheet

The balance of each account in the balance sheet expressed in U.S. Dollar is converted to Nuevos Soles using the period-end exchange rate defined by the SBS.

Inside net shareholders’ equity, each account is restated using the closing exchange rate; except for retained earnings that is restated following the methodology aforementioned. Likewise, foreign currency translation reserve is restated as explained in note 3 (c) of the Consolidated Financial Statements. The differences are included in reserves/lo

	Income Statement (1)	Balance Sheet (2)
Exchange rate	Nuevo Sol / U.S. Dollar
December 2013	2.7126855	2.795
December 2012	2.6365422	2.550
December 2011	2.7490035	2.696
December 2010	2.8249155	2.809

(1) Weighted average exchange rate for each year.
(2) Month-end or period-end exchange rate defined by the SBS.

13.1 Average Balance Sheets and Income from Interest-Earning Assets

The tables below set forth selected statistical information based on our average balance sheets prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Nuevos Soles or foreign currency, primarily U.S. Dollars) rather than by the domestic or international nature of the balance. In addition, except where noted, the average balances are based on the quarterly ending balances in each year. Any of these quarter-end balances that were denominated in U.S. Dollars have been converted into Nuevos Soles using the applicable SBS exchange rate as of the date of such balance. Our management does not believe that the stated averages present trends materially different from those that would be presented by daily averages.

Average Balance Sheets

Assets, Interest Earned and Average Interest Rates

	Year ended December 31,
	2012			2013			2014
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
ASSETS:	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	(Nuevos Soles in thousand, except percentages)
Interest-earning assets:
Deposits in BCRP
Nuevos Soles	3,902,015	212,754	5.45%	5,147,359	189,042	3.67%	1,645,794	10,690	0.65%
Foreign Currency	8,365,796	26,832	0.32	11,069,711	14,175	0.13	13,173,216	4,730	0.04
Total	12,267,811	239,586	1.95	16,217,070	203,217	1.25	14,819,010	15,420	0.10
Deposits in other banks
Nuevos Soles	252,077	(126,220)	(50.07)	100,026	(109,001)	(108.97)	430,106	24,765	5.76
Foreign Currency	2,123,016	(5,680)	(0.27)	2,451,230	(424)	(0.02)	5,724,966	12,058	0.21
Total	2,375,093	131,900	(5.55)	2,551,256	(109,425)	(4.29)	6,155,072	36,823	0.60
Investment securities
Nuevos Soles	10,575,596	454,766	4.30	10,217,379	424,107	4.15	9,050,225	267,716	2.96
Foreign Currency	8,510,135	269,719	3.17	9,753,897	330,446	3.39	8,539,506	493,431	5.78
Total	19,085,731	724,485	3.80	19,971,276	754,553	3.78	17,589,731	761,147	4.33
Total loans (1)
Nuevos Soles	21,131,972	3,538,740	16.75	26,581,051	4,395,273	16.54	36,120,184	5,387,811	14.92
Foreign Currency	29,814,904	1,598,488	5.36	33,390,609	1,761,621	5.28	35,815,461	2,279,674	6.37
Total	50,946,876	5,137,228	10.08	59,971,660	6,156,894	10.27	71,935,645	7,667,485	10.66
Total dividend-earning assets
Nuevos Soles	540,509	23,435	4.34	655,182	21,677	3.31	905,467	974	0.11
Foreign Currency	546,511	19,683	3.60	721,994	26,898	3.73	998,855	59,172	5.92
Total	1,087,020	43,118	3.97	1,377,176	48,575	3.53	1,904,322	60,146	3.16
Total interest-earning assets
Nuevos Soles	36,402,169	4,103,475	11.27	42,700,997	4,921,098	11.52	48,151,775	5,691,956	11.82
Foreign Currency	49,360,362	1,909,042	3.87	57,387,441	2,132,716	3.72	64,252,005	2,849,065	4.43
Total	85,762,531	6,012,517	7.01	100,088,438	7,053,814	7.05	112,403,780	8,541,021	7.60
Noninterest-earning assets:
Cash and due from banks
Nuevos Soles	1,692,066			1,758,449			2,539,133
Foreign Currency	864,772			982,244			984,684
Total	2,556,838			2,740,693			3,523,817
Reserves for loan losses
Nuevos Soles	(957,341)			(1,278,036)			(1,723,438)
Foreign Currency	(692,292)			(814,739)			(901,813)
Total	(1,649,633)			(2,092,775)			(2,625,251)
Premises and equipment
Nuevos Soles	1,283,607			1,671,963			1,959,998
Foreign Currency	115,723			65,352			81,398
Total	1,399,330			1,737,315			2,041,396
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Nuevos Soles	2,766,259	11,093		3,892,443	12,199		5,358,489	(57,891)
Foreign Currency	3,618,530	67,965		4,802,058	20,457		3,770,343	117,736
Total	6,384,789	79,058		8,694,501	32,656		9,128,832	59,845
Total non-interest-earning assets
Nuevos Soles	4,784,591	11,093		6,044,819	12,199		8,134,182	(57,891)
Foreign Currency	3,906,733	67,965		5,034,915	20,457		3,934,613	117,736
Total	8,691,324	79,058		11,079,734	32,656		12,068,794	59,845
Total average assets
Nuevos Soles	41,186,760	4,114,566	9.99	48,745,816	4,933,298	10.12	56,285,957	5,634,065	10.01
Foreign Currency	53,267,095	1,977,007	3.71	62,422,356	2,153,173	3.45	68,186,618	2,966,801	4.35
Total	94,453,855	6,091,575	6.45	111,168,172	7,086,470	6.37	124,472,574	8,600,866	6.91

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past-due. Accrued interest is included.

Average Balance Sheets

Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2012			2013			2014
LIABILITIES	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate
	(Nuevos Soles in thousand, except percentages)
Interest-bearing liabilities:
Demand deposits
Nuevos Soles (1)	7,994,636	110,772	1.39%	9,070,759	113,385	1.25%	9,240,730	37,191	0.40%
Foreign Currency (1)	12,006,948	53,622	0.45	11,743,770	51,875	0.44	14,444,526	23,093	0.16
Total	20,001,584	164,394	0.82	20,814,529	165,260	0.79	23,685,256	60,284	0.25
Savings deposits
Nuevos Soles (1)	7,842,584	115,794	1.48	9,466,952	125,702	1.33	14,962,519	83,141	0.56
Foreign Currency (1)	6,672,645	45,432	0.68	7,130,512	43,625	0.61	12,116,310	30,151	0.25
Total	14,515,229	161,226	1.11	16,597,464	169,327	1.02	27,078,829	113,292	0.42
Time deposits
Nuevos Soles (1)	12,391,941	385,157	3.11	15,146,576	463,100	3.006	10,045,326	543,595	5.41
Foreign Currency (1)	10,609,634	267,596	2.52	13,643,739	266,288	1.95	11,917,359	217,459	1.82
Total	23.001,575	652,753	2.84	28,790,315	729,388	2.53	21,962,685	761,055	3.47
Due to banks and correspondents
Nuevos Soles	1,544,180	143,013	9.26	2,352,738	146,937	6.25	5,471,918	236,336	4.32
Foreign Currency	3,580,267	75,228	2.10	6,814,785	99,285	1.46	8,217,776	184,281	2.24
Total	5,124,447	218,241	4.26	9,167,523	246,222	2.69	13,689,695	420,617	3.07
Bonds
Nuevos Soles	1,400,870	88,700	6.33	2,131,442	136,996	6.43	2,144,157	465,143	21.69
Foreign Currency	10,162,326	550,044	5.41	11,571,055	635,010	5.49	12,474,898	271,844	2.18
Total	11,563,196	638,744	5.52	13,702,497	772,006	5.63	14,619,055	736,897	5.04
Total interest-bearing liabilities
Nuevos Soles	31,174,211	843,436	2.71	38,168,467	986,119	2.58	41,864,650	1,365,407	2.21
Foreign Currency	43,031,820	991,922	2.31	50,903,861	1,096,084	2.15	59,170,870	726,828	1.23
Total	74,206,031	1,835,358	2.47	89,072,328	2,082,203	2.34	101,035,520	2,092,235	1.63
Non-interest-bearing liabilities and net equity:
Other liabilities and loss from derivatives instruments and other interest expenses
Nuevos Soles	2,535,439	(82,647)		3,265,720	(116,912)		4,127,986	13,102
Foreign Currency	7,432,994	76,117		7,131,467	151,282		5,824,504	107,926
Total	9,968,433	(6,530)		10,397,187	34,370		9,952,491	121,028
Equity attributable to Credicorp equity holders
Nuevos Soles	10,007,217			11,171,201			12,905,483
Foreign Currency	10,007,217			11,171,201			12,905,483
Total
Non-controlling interest
Nuevos Soles
Foreign Currency	272,175			527,456			579,081
Total	272,175			527,456			579,081
Total non-interest-bearing liabilities and equity
Nuevos Soles	2,535,439	(82,647)		3,265,720	(116,912)		4,127,986	13,102
Foreign Currency	17,712,386	76,117		18,830,124	151,282		19,309,069	107,926
Total	20,247,825	(6,530)		22,095,844	34,370		23,437,055	121,028
Total average liabilities and equity
Nuevos Soles	33,709,650	760,789	2.26	41,434,187	869,207	2.10	45,992,636	1,378,509	1.94
Foreign Currency	60,744,206	1,068,039	1.76	69,733,985	1,247,366	1.79	78,479,939	812,553	1.04
Total	94,453,856	1,828,828	1.94	111,168,172	2,116,573	1.90	124,472,575	2,191,062	1.37

(1)	Includes the amount paid - for the deposit insurance fund.

13.1.1 Changes in Net Interest Income and Expense: Volume and Rate Analysis

	2013/2012			2014/2013
	Increase/(Decrease) due to changes in:			Increase/(Decrease due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(Nuevos Soles in thousand)
Interest Income:
Interest-earning deposits in BCRP
Nuevos Soles	56,819	(80,531)	(23,712)	(75,671)	(102,681)	(178,352)
Foreign Currency	6,067	(18,724)	(12,657)	1,724	(11,169)	(9,445)
Total	62,886	(99,255)	(36,369)	(73,947)	(113,850)	(187,797)
Deposits in other banks
Nuevos Soles	120,915	(103,696)	17,219	(170,346)	304,112	133,766
Foreign Currency	(467)	5,723	5,256	3,164	9,318	12,482
Total	120,447)	(97,972)	22,475	(167,181)	313,429	146,248
Investment securities
Nuevos Soles	(15,136)	(15,523)	(30,659)	(41,486)	(114,905)	(156,391)
Foreign Currency	40,778	19,949	60,727	(55,656)	218,641	162,985
Total	25,642	4,426	30,068	(97,142)	103,736	6,594
Total loans(1)
Nuevos Soles	906,761	(50,228)	856,533	1,500,110	(507,572)	992,538
Foreign Currency	190,177	(27,044)	163,133	141,137	376,916	518,053
Total	1,096,938	(77,272)	1,019,666	1,641,247	(130,656)	1,510,591
Total dividend-earning assets
Nuevos Soles	4,383	(6,141)	(1,758)	4,275	(24,978)	(20,703)
Foreign Currency	6,429	786	7,215	13,358	18,916	32,274
Total	10,812	(5,355)	5,457	17,633	(6,062)	11,571
Total interest-earning assets
Nuevos Soles	717,977	99,646	817,623	636,253	134,605	770,858
Foreign Currency	304,383	(80,709)	223,674	279,750	436,599	716,349
Total	1,022,360	18,937	1,041,297	916,003	571,204	1,487,207
Interest Expense:
Demand deposits
Nuevos Soles	14,181	(11,568)	2,613	1,404	(77,598)	(76,193)
Foreign Currency	(1,169)	(578)	(1,747)	8,124	(36,906)	(28,782)
Total	13,012	(12,146)	866	9,528	(114,504)	(104,975)
Savings deposits
Nuevos Soles	22,776	(12,868)	9,908	51,753	(94,314)	(42,561)
Foreign Currency	2,959	(4,766)	(1,807)	21,455	(34,929)	(13,474)
Total	25,735	(17,634)	8,101	73,209	(129,244)	(56,035)
Time deposits
Nuevos Soles	84,920	(6,977)	77,943	(216,009)	296,505	80,496
Foreign Currency	67,872	(69,179)	(1,308)	(32,598)	(16,231)	(48,829)
Total	152,791	(76,156)	76,635	(248,607)	280,274	31,667
Due to banks and correspondents and issued bonds
Nuevos Soles	62,691	(58,767)	3,924	164,762	(75,363)	89,399
Foreign Currency	57,544	(33,487)	24,057	25,951	59,045	84,996
Total	120,234	(92,253)	27,981	190,713	(16,318)	174,395
Bonds
Nuevos Soles	46,607	1,689	48,296	1,788	326,359	328,147
Foreign Currency	76,779	8,187	84,966	34,649	(397,815)	(363,166)
Total	123,387	9,875	133,262	36,437	(110,765)	(35,019)
Total interest-bearing liabilities
Nuevos Soles	184,968	(42,285)	142,683	108,022	271,265	379,287
Foreign Currency	175481	(71,319)	104,162	139,778	(509,034)	(369,255)
Total	360,449	(113,604)	246,845	247,801	(237,769)	10,032

(1)	Figures for total loans include past-due loans, but do not include accrued but unpaid interest on such past-due loans in the year in which such loans became past-due. Accrued interest is included.

13.1.2 Average Interest-Earning Assets, Net Interest Margin and Yield Spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand, except percentages)
Average interest-earning assets
Nuevos Soles	36,402,169	42,700,997	48,151,775
Foreign Currency	49,360,362	57,387,441	64,252,005
Total	85,762,531	100,088,438	112,403,780
Net interest income from interest-earning assets
Nuevos Soles	3,260,039	3,934,979	4,326,549
Foreign Currency	917,120	1,036,632	2,122,237
Total	4,177,159	4,971,611	6,448,786
Gross yield (1)
Nuevos Soles	11.27%	11.52%	11.82%
Foreign Currency	3.87%	3.72%	4.43%
Weighted-average rate	7.01%	7.05%	7.60%
Net interest margin (2)
Nuevos Soles	8.96%	9.22%	8.99%
Foreign Currency	1.86%	1.81%	3.30%
Weighted-average rate	4.87%	4.97%	5.74%
Yield spread (3)
Nuevos Soles	8.57%	8.94%	8.56%
Foreign Currency	1.56%	1.56%	3.21%
Weighted-average rate	4.54%	4.71%	5.53%

(1)	Gross yield is interest income divided by average interest-earning assets.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.
(3)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

13.1.3 Interest-Earning Deposits with Other Banks

The following table shows the short-term funds deposited with other banks. These deposits are denominated by currency as of the dates indicated. Deposits held in countries other than Peru are denominated in several currencies; however, the majority of these deposits are denominated in U.S. Dollars. All currencies were converted to Nuevos Soles using the applicable SBS exchange rate as of the dates indicated.

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)

Nuevo Sol-denominated:
The Peruvian Central Bank	5,370,228	2,578,667	1,372,728
Commercial banks	79,040	221,345	123,195
Total Nuevo Sol-denominated	5,449,268	2,800,012	1,495,923
Foreign Currency-denominated:
The Peruvian Central Bank (U.S. Dollars)	10,454,082	13,055,599	12,631,028
Commercial banks (U.S. Dollars)	1,183,075	1,542,795	2,622,341
Other Commercial banks (other currencies)	4,052	13,405	187,693
Total Foreign Currency-denominated	11,641,209	14,611,799	15,441,062
Total	17,090,477	17,411,810	16,936,985

13.2 Investment Portfolio

The following table shows the fair value of our trading, available-for-sale and held to maturity investment securities without interest designated by type of security at the dates indicated (see Note 6 to the Consolidated Financial Statements):

	On December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)

Nuevo Sol-denominated:
Peruvian Government Bonds	1,228,549	2,110,977	3,515,935
Equity securities	829,987	923,921	826,055
Bonds	970,400	969,245	1,399,061
The Peruvian Central Bank certif. notes	7,561,548	6,175,983	4,607,896
Other investments	720,612	566,647	677,089
Total Nuevo Sol-denominated	11,311,096	10,746,773	11,026,036
Foreign Currency-denominated:
Equity securities	864,496	942,547	892,740
Bonds	5,112,403	5,715,370	5,980,271
Peruvian Government Bonds	675,095	653,479	800,767
The Peruvian Central Bank certif. notes	-	121,197	-
Other investment	1,908,650	2,040,755	2,011,318
Total Foreign Currency-denominated	8,560,644	9,473,348	9,685,096
Total securities holdings:	19,871,740	20,220,121	20,711,132

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Nuevo Sol-denominated interest-earning investment securities was 4.3% in 2012, 4.2% in 2013 and 3.0% in 2014. The weighted-average yield on our foreign currency-denominated portfolio was 3.2% in 2012, 3.4% in 2013 and 5.8% in 2014. The total weighted-average yield of our investment securities was 3.8% in 2012, 3.8% in 2013 and 4.3% in 2014.

The weighted-average yield on our Nuevo Sol-denominated dividend-earning assets was 4.3% in 2012, 3.3% in 2013 and 0.1% in 2014. The weighted-average yield on our foreign currency-denominated portfolio was 3.6% in 2012, 3.7% in 2013 and 5.9% in 2014. The total weighted-average yield of our dividend-earning assets was 4.0% in 2012, 3.5% in 2013 and 3.2% in 2014.

As of December 31, 2014, the investments available for sale and held to maturity pledged as collateral amounted to S/.3,879.6 million (see note 6 to the Consolidated Financial Statements).

The following table shows the maturities of our trading, available-for-sale and held to maturity investment securities designated by type of security on December 31, 2014:

	Within 1 year	After 1 year but within 3 years	Maturing after 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 Years	Total
	(Nuevos Soles in thousand)
Nuevo Sol-denominated:
Peruvian government bonds	277,056	757,395	131,436	1,712,773	637,275	3,515,935
Equity securities (1)	826,055	-	-	-	-	826,055
Bonds and debentures	29,538	127,100	134,765	300,659	806,999	1,399,061
The Peruvian Central Bank certif. notes	4,091,732	516,164	-	-	-	4,607,896
Other investments	522,948	13,785	21,738	23,974	94,644	677,089
Total Nuevo Sol-denominated	5,747,329	1,414,444	287,939	2,037,406	1,538,918	11,026,036
Foreign Currency-denominated:
Peruvian government bonds	85,310	11,419	235,973	64,043	404,022	800,767
Equity securities (1)	892,740	-	-	-	-	892,740
Bonds	633,969	1,052,207	831,254	1,980,903	1,481,938	5,980,271
The Peruvian Central Bank certif. notes	-	-	-	-	-	-
Other investments	1,196,266	173,977	288,526	6,429	346,120	2,011,318
Total Foreign Currency-denominated	2,808,285	1,237,603	1,355,753	2,051,375	2,232,080	9,685,096
Total securities holdings:	8,555,614	2,652,047	1,643,692	4,088,781	3,770,998	20,711,132
Weighted-average yield						3.68%

(1)	Equity securities in our account are categorized as maturing within one year.

The maturities of our investment securities classified as trading and available-for-sale, as of December 31, 2014, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the criteria described below, our management has determined that the unrealized losses as of December 31, 2014 and 2013 were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

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

13.3 Loan Portfolio

13.3.1 Loans by Type of Loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2010	2011	2012	2013	2014
	(Nuevos Soles in thousand)
Loans	31,297,985	37,188,077	43,108,459	50,774,283	63,804,147
Leasing transactions	5,683,832	6,327,210	7,568,023	8,588,951	9,280,086
Discounted notes	1,341,885	1,488,820	1,421,186	1,499,540	1,661,592
Factoring	704,986	686,175	832,567	831,803	1,002,893
Advances and overdrafts	293,526	67,750	142,497	456,689	560,743
Refinanced loans	215,470	258,900	362,628	371,833	647,802
Past-due loans	589,632	698,399	949,699	1,437,253	2,009,328
Unearned interest	(20,233)	(19,592)	(39,642)	(75,378)	(117,160)
Total loans, net of unearned income and without accrued interest	40,107,083	46,695,739	54,345,417	63,884,974	78,849,431
Total past-due loans amounts	(589,632)	(698,399)	(949,699)	(1,437,253)	(2,009,328)
Total performing loans	39,517,451	45,997,340	53,395,718	62,447,721	78,840,103

The loan portfolio categories set forth in the table above are based on SBS regulations, which apply to loans generated by BCP and ASB. Pursuant to SBS guidelines, we categorize loans as follows:

•	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

•	Leasing Transactions: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.

•	Discounted Notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

•	Factoring: The sale of title to a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. Under factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.

•	Advances and Overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

•	Refinanced Loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when a debtor is experiencing payment problems, unless the debtor is current on all interest payments and pays down at least 20% of the principal amount of the original loan.

•	Past-Due Loans: Includes overdue loans. See “Item 4. Information on the company — 4.B Business Overview — (13) Selected Statistical information — 13.3 Loan Portfolio — 13.3.9 Past-Due Loan Portfolio” for further detail.

13.3.2 Loans by Economic Activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2010		2011		2012
	(Nuevos Soles in thousand, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	8,436,733	21.04%	8,950,237	19.17%	9,127,432	16.80%
Consumer Loans (1)	10,690,529	26.65	13,489,040	28.89	16,449,448	30.27
Small Business	2,678,084	6.68	3,044,105	6.52	3,801,741	7.00
Commerce	5,425,418	13.53	6,750,272	14.46	7,927,088	14.59
Realty Business and Leasing Services	2,000,935	4.99	2,612,295	5.59	3,235,165	5.95
Mining	2,508,844	6.26	2,307,167	4.94	1,921,853	3.54
Communication, Storage and Transportation	2,024,584	5.05	1,924,801	4.12	1,871,544	3.44
Electricity, Gas and Water	2,723,149	6.79	3,005,468	6.44	3,481,229	6.41
Agriculture	824,961	2.06	888,084	1.90	1,150,838	2.12
Fishing	378,684	0.94	444,142	0.95	513,460	0.94
Financial Services	710,309	1.77	802,362	1.72	1,030,404	1.90
Education, Health and Other Services	497,772	1.24	609,444	1.31	831,348	1.53
Construction	372,240	0.93	688,976	1.48	1,250,699	2.30
Others (2)	1,798,336	4.48	2,383,132	5.10	1,792,808	3.30
Sub total	41,070,578	102.4	47,899,525	102,58	54,385,057	100.07
Unearned interest	(963,495)	(2.4)	(1,203,786)	(2.58)	(39,642)	(0.07)
Total	40,107,083	100.00%	46,695,739	100.00%	54,345,417	100.00%

	At December 31,
	2013		2014
	(Nuevos Soles in thousand, except percentages)
	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	10,580,629	16.56%	13,082,471	16.59%
Consumer Loans (1)	19,338,230	30.27	24,145,410	30.62
Small Business	4,118,941	6.45	3,813,398	4.84
Commerce	9,163,740	14.34	11,427,341	14.49
Realty Business and Leasing Services	3,579,330	5.60	5,134,696	6.51
Mining	2,933,733	4.59	2,508,209	3.18
Communication, Storage and Transportation	2,436,731	3.81	3,766,683	4.78
Electricity, Gas and Water	3,015,101	4.72	3,932,016	4.99
Agriculture	1,379,604	2.16	1,740,497	2.21
Fishing	580,815	0.91	426,458	0.54
Financial Services	792,103	1.24	1,397,287	1.77
Education, Health and Other Services	867,451	1.36	1,052,337	1.33
Construction	1,327,429	2.08	1,884,714	2.39
Others (2)	3,846,518	6.02	4,655,074	5.90
Sub total	63,960,352	100.12	78,966,591	100.15
Unearned interest	(75,378)	(0.12)	(117,160)	(0.15)
Total	63,884,974	100.00%	78,849,431	100.00%

(1)	These amounts comprise:

	2010	2011	2012	2013	2014
	(Nuevos Soles in thousand)
Personal Loans	3,222,693	3,923,219	4,920,171	5,742,434	8,270,517
Mortgage Loans	5,782,054	7,343,446	8,887,992	10,730,628	14,498,191
Credit card	1,685,782	2,222,375	2,641,285	2,865,168	3,376,702
	10,690,529	13,489,040	16,449,448	19,338,230	24,145,410

(2)	Includes community services, hotels and restaurants and other sector.

As of December 31, 2014, 94.8% was concentrated in Peru, and 4.4% of the loan portfolio was concentrated in Bolivia.

13.3.3 Concentrations of Loan Portfolio and Lending Limits

As of December 31, 2014, loans and other off-balance-sheet exposure to our 20 largest customers (considered economic groups), equaled S/.16,299.3 million (US$5,458.6 million), and represented 21.3% of our total loan portfolio. See “—(12) Supervision and Regulation—(ii) BCP—Lending Activities” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/.1,455.4 million (US$487.4 million) to S/. 467.4 million (US$156.5 million), including 18 customers with over S/.537.5 million (US$180.0 million). Total loans and other off-balance-sheet exposure outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2014: Class A (normal)—94.0%; Class B (potential problems)—2.2%; Class C (substandard)—0.9%; Class D (doubtful)—1.3%; and Class E (loss)—1.5%. See “—Classification of the Loan Portfolio”.

BCP’s loans to a single borrower are subject to lending limits imposed by Law 26702 of Peruvian regulation. See “Item 4 Information on the company — 4.B Business Overview — (12) Supervision and Regulation — 12.2 BCP — 12.2.8 Lending Activities”. The lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of BCP’s loans to and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third party performance received by BCP from such institution, may not exceed 30% of BCP’s regulatory capital (as defined by the SBS). The sum of BCP’s loans to and deposits in non-Peruvian financial institutions, plus any guarantees of third party performance received by BCP from such institutions, are limited to 5%, 10% or 30% of BCP’s regulatory capital, depending upon the level of government supervision of the institution and whether the institution is recognized by the Peruvian Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increases to 50% of BCP’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

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

Including the regulatory capital of BCP (without subsidiaries), which amounted to S/.12,703.8 million on December 31, 2014, BCP’s legal lending limits varied from S/.1,270.4 million to S/.6,351.9 million. Our consolidated lending limits, based on our regulatory capital on a consolidated basis of S/.16,377.8 million on December 31, 2014, ranged from S/.1,637.8 million to S/.8,188.9 million. As of December 31, 2014, BCP was in compliance with the lending limits of Law 26702.

As of December 31, 2014, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

We may experience an adverse impact on our financial condition and results of operations if (i) customers to which we have significant credit exposure are not able to satisfy their obligations to us, and any related collateral is not sufficient to cover these obligations, or (ii) a reclassification of one or more of these loans or other off-balance-sheet exposure results in an increase in provisions for loan losses.

13.3.4 Loan Portfolio Denomination

The following table presents our Nuevo Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2010		2011		2012
	(Nuevos Soles in thousand, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	15,211,724	37.93%	18,823,704	40.31%	23,089,571	42.49%
Foreign Currency-denominated	24,895,358	62.07%	27,872,035	59.69%	31,255,845	57.51%
Total loans (1)	40,107,083	100%	46,695,739	100%	54,345,417	100%

	At December 31,
	2013		2014
	(New Soles in thousand, except percentages)
Total loan portfolio:
Nuevo Sol-denominated	30,158,394	47.21%	39,275,539	49.81%
Foreign Currency-denominated	33,726,580	52.79%	39,573,892	50.19%
Total loans (1)	63,884,974	100%	78,849,431	100%
(1)	Net of unearned interest and without accrued interest.

13.3.5 Maturity Composition of the Performing Loan Portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2014, by type and by time remaining to maturity. Loans are stated before deduction of the reserves for loan losses.

	Maturing
	Amount at December 31, 2014	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(Nuevos Soles, except percentages)
Loans	63,804,147	13,102,984	15,040,642	14,202,141	7,481,014	13,977,366
Leasing transactions	9,280,086	603,834	2,881,933	2,569,810	1,921,753	1,302,756
Discounted notes	1,661,592	1,427,080	234,512	-	-	-
Refinanced loans	647,802	221,746	95,697	113,617	109,802	106,940
Factoring	1,002,893	1,002,273	620	-	-	-
Advances and overdrafts	560,743	560,743	-	-	-	-
Total	76,957,263	16,918,660	18,253,404	16,885,568	9,512,569	15,387,062
Past-due Loans	2,009,328
Unearned interest	(117,160)
Total Loans (1)	78,849,431
% of total performing loan portfolio	100%	21.98%	23.72%	21.94%	12.36%	19.99%

(1)	Net of unearned interest and without accrued interest.

13.3.6 Interest Rate Sensitivity of the Loan Portfolio

The following table sets forth the interest rate sensitivity of our loan portfolio on December 31, 2014, by currency and by the time remaining to maturity over one year:

	Amount at December 31, 2014	Maturing After 1 year
	Nuevos soles in thousand
Variable Rate
Nuevo Sol-denominated	402,070	479,610
Foreign Currency-denominated	10,641,834	4,699,572
Total	11,043,904	5,179,182

Fixed Rate (1)
Nuevo Sol-denominated	38,873,468	19,246,070
Foreign Currency-denominated	28,932,059	17,359,947
Total	67,805,527	36,606,017

Total (2)	78,849,431	41,785,199

(1)	Most of the financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.
(2)	Net of unearned interest and without accrued interest.

13.3.7 Classification of the Loan Portfolio

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

The following table sets forth our loan portfolio by class at the date indicated:

	At December 31,
	2010	2011	2012	2013	2014
	(Nuevos Soles in thousand) (1)
Commercial loans	28,305,725	27,457,110	30,635,660	36,671,426	43,418,239
Micro-business	957,774	5,866,426	7,260,308	7,875,318	11,285,782
Consumer loans	4,818,016	6,025,212	7,561,456	8,607,602	11,647,219
Residential mortgage loans	6,025,566	7,346,990	8,887,992	10,730,628	12,498,191
Total loans	40,107,083	46,695,739	54,345,417	63,884,974	78,849,431
(1)	Net of unearned interest and without accrued interest.

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

Normal (Class A): Debtors with commercial loans in this category have complied on a timely basis with their obligations under the loan. At the time of evaluation, there is no reason to doubt the debtor’s ability to repay interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation. Before we place a loan in Class A, we must have a clear understanding of the use of the funds and the origin of the cash flows to be used by the debtor to repay the loan. Consumer loans are categorized as Class A when payments are current or up to eight days past-due. Residential mortgage loans are categorized as Class A when payments are current or up to 30 days past-due.

Potential problems (Class B): Debtors with commercial loans in this category demonstrate certain deficiencies at the time of evaluation, which, if not corrected in a timely manner, imply risks regarding recovery of the loan. Common characteristics of loans or credits in this category include: (i) delays in loan payments which are promptly covered, (ii) a general lack of information required to analyze the credit, (iii) out-of-date financial information, (iv) temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, (v) market conditions that could affect the economic sector in which the debtor is active. Consumer and micro-business loans are categorized as Class B when payments are between 9 and 30 days past-due. Residential mortgage loans are categorized as Class B when payments are between 31 and 90 days past-due.

Substandard (Class C): Debtors with commercial loans in this category demonstrate serious financial weakness. They often do not have sufficient operating results or available income to cover their financial obligations, and do not have reasonable short-term prospects for strengthening their financial capacity. Debtors demonstrating the same deficiencies that warrant Class B classification will warrant Class C classification if those deficiencies are such that if not corrected in the near term, they could impede the recovery of principal and interest on the loan on the agreed-upon terms. Commercial loans are classified in this category when payments are between 61 and 120 days past-due. Consumer and micro-business loans are categorized as Class C when payments are between 31 and 60 days past-due. Residential mortgage loans are categorized as Class C when payments are between 61 and 120 days past-due.

Doubtful (Class D): Debtors with commercial loans in this category demonstrate characteristics that make it doubtful that the loan will be recovered. Although recovery is doubtful, if there is a reasonable possibility that the creditworthiness of the debtor might improve in the near future, it is appropriate to categorize the loan as Class D. These loans are distinguished from Class E loans by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, even if the payments are less than those required by the contract. Commercial loans are categorized as Class D if payments are between 121 and 365 days past-due. Consumer and micro-business loans are categorized as Class D when payments are between 61 and 120 days past-due. Residential mortgage loans are categorized as Class D when payments are between 121 and 365 days past-due.

Loss credits (Class E): Commercial loans or credits are categorized as Class E if the loans are considered unrecoverable or for any other reason the loans should not appear on our books as an asset based on the originally contracted terms. Commercial loans are categorized as Class E when payments are more than 365 days past-due. Consumer and micro-business loans are categorized as Class E when payments are more than 120 days past-due. Residential mortgage loans are categorized as Class E when payments are more than 365 days past-due.

We continually review our loan portfolio to assess the completion and accuracy of our loan classifications.

All loans considered impaired (those classified as substandard, doubtful or loss) are analyzed by management. Management will address the impairment in two areas, individually assessed allowances and collectively assessed allowances, as follows:

(i)	Individually Assessed Allowance

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

(ii)	Collectively Assessed Allowance

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

The following table shows our direct loan portfolio at the dates indicated by:

	At December 31,
	2010		2011		2012
	(Nuevos Soles in thousand, except percentages)
Level of Risk
Classification	Amount	% Total	Amount	% Total	Amount	% Total
A: Normal	39,082,131	95.0%	45,582,178	95.0%	53,043,970	95.1%
B: Potential Problems	868,048	2.2%	1,054,230	2.3%	1,051,901	1.9%
C: Substandard	361,249	0.9%	379,680	0.8%	491,161	0.9%
D: Doubtful	340,858	0.8%	421,997	0.9%	592,028	1.1%
E: Loss	423,291	1.1%	461,439	1.0%	530,721	1.0%
Total (1)	41,070,578	100.0%	47,899,524	100.0%	55,709,781	100.0%
C+D+E	1,125,398	2.8%	1,268,116	2.7%	1,613,910	3.0%

	At December 31,
	2013		2014
	(Nuevos Soles in thousand, except percentages)
Level of Risk
Classification	Amount	% Total	Amount	% Total
A: Normal	60,559,195	94.7%	74,255,334	94.0%
B: Potential Problems	1,191,500	1.9%	1,701,045	2.2%
C: Substandard	673,075	1.1%	736,088	0.9%
D: Doubtful	779,020	1.2%	1,054,541	1.3%
E: Loss	757,562	1.2%	1,219,583	1.5%
Total (1)	63,960,352	100%	78,966,591	100%
C+D+E	2,209,657	3.5%	3,010,212	3.8%

(1)	Net of unearned interest and without accrued interest. – The unearned interest from impaired classifications (C+D+E) amounted to approximately, S/.127,160 in 2009, S/.446,631 in 2010, S/.32,352 in 2011, S/.175,950 in 2012 and S/.30,745 in 2013.

All of our Class E loans and substantially all of our Class D loans are past-due. Class C loans, although generally not past-due, have demonstrated credit deterioration such that management has serious doubts as to the ability of the borrower to comply with the loan repayment terms. Our manufacturing sector loans are primarily secured by warrants and liens on goods or by mortgages and our agricultural loans tend to be secured by trade bills and marketable securities. The Class C loans reflect the financial weakness of the individual borrower rather than any trend in the Peruvian manufacturing or agricultural industries in general.

13.3.8 Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

Past-due and impaired loans are disclosed in accordance with the following rules. The time periods used to determine whether an installment or an entire loan balance is past-due depends on their type. BCP, Edyficar and Mibanco consider loans as past-due: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans; (iii) after 30 days for overdrafts; (iv) after 90 days for consumer, mortgage and leasing loans. In the case of consumer, mortgage and leasing loans, the past-due installments are considered past-due after 30 to 90 days. After 90 days, the outstanding balance of the loan is considered past-due. ASB considers all overdue loans past-due, except for consumer loans, which are considered past-due when the scheduled principal and/or interest payments are overdue for more than 90 days. BCP Bolivia considers loans past-due after 30 days. The entire loan balance under IFRS 7 is considered past-due when debtors have failed to make a payment on the due date contractually agreed. For more detail, see note 34.1 (c) (i) of the consolidated financial statements.

As of December 31, 2014, Credicorp did not have any loans that were overdue by more than 90 days and that were still accruing interest. Interest income is suspended when the collection of loans is doubtful, such as when overdue by more than 90 days. When a borrower or securities issuer defaults earlier than 90 days, the income is excluded from interest income until it is received. Uncollected income on these loans is applied against income. When management determines that the debtor’s financial condition has improved (a debtor’s financial condition is only considered improved once the debtor has paid the principal and interest due on its loans), we continue recording interest on an accrual basis. Therefore, we do not accrue interest on past-due loans, but interest on past-due loans is recognized only if and to the extent received.

Over the past five years, we have recognized interest income on these loans of S/.42.3 million in 2011, S/. 55.4 million in 2012, S/.65.1 million in 2013 and S/.93.4 million in 2014. Accrued but unpaid interest is reversed for past-due loans, with the exception of discounted notes and overdrafts.

The following table sets forth the repayment status of our loan portfolio as of the date indicated:

	At December 31,
	2010	2011	2012	2013	2014
	(Nuevos Soles in thousand, except percentages)
Current	40,480,946	47,201,126	54,760,082	62,523,099	76,957,263
Past-due:
Overdue 16 - 90 days (2)	129,458	173,520	271,563	439,842	228,702
Overdue 90 days or more	460,173	524,879	678,136	997,411	1,708,626
Subtotal	589,631	698,399	949,699	1,437,253	2,009,328
Total loans	41,070,577	47,899,525	55,709,781	63,960,352	78,966,591
Past-due loan amounts as % of total loans	1.47%	1.50%	1.75%	2.25%	2.54%
(1)	Net of unearned interest and without accrued interest.
(2)	The amount in 2014 would increase to S/.364,366 thousand, approximately, if the outstanding balance of consumer, mortgage and leasing loans overdue to 90 days or less are included.

With respect to consumer, mortgage and leasing loans, BCP recognizes payments as past-due installments if the loan is less than 90 days past-due. The entire amount of the loans is considered past-due if any amount is past-due more than 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 34.1 to the Consolidated Financial Statements.

13.3.9 Past-Due Loan Portfolio

The following table analyzes our past-due loan portfolio by the type of loan at the dates indicated:

	At December 31,
	2010	2011	2012	2013	2014
	(Nuevos Soles in thousand)
Past-due loan amounts:
Loans	514,209	598,871	827,909	1,255,583	1,716,823
Discounted notes	8,163	7,936	6,814	14,134	16,421
Advances and overdrafts in demand deposits	10,440	6,946	8,342	10,254	13,085
Leasing transactions	4.054	21,910	22,476	23,820	44,374
Refinanced loans	52,764	62,735	84,157	133,461	218,624
Total past-due portfolio	589,632	698,399	949,699	1,437,253	2,009,328
Less: Reserves for loan losses (1)	1,260,109	1,504,869	1,898,496	2,385,958	3,102,096
Total past-due portfolio net of reserves	(670,479)	(806,471)	(948,797)	(948,703)	(1,092,768)

(1) Includes reserves for indirect credits (see “—Loan Loss Reserves”).

As of December 31, 2014 total past-due loans were S/.2,009.3 million and refinanced loans were S/.647.8 million. Therefore, non-performing loans (past-due and refinanced loans) amounted to S/.2,657.1 million.

We recognize interest on past-due loans and loans in legal collection when the loans are collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract is approximately S/.415.6 million and S/.274.5 million as of December 31, 2014 and 2013, respectively.

13.3.10 Total Non-performing Loans

Non-performing loans include past-due loans as well as refinanced loans. As of December 31, 2014, total past-due loans were S/.2,009.3 million and refinanced loans were S/.647.8 million. Therefore, total non-performing loans equaled S/.2,657.1 million. As of December 31, 2014 our delinquency ratio (past-due-loan ratio) was 2.54% and our non-performing loan ratio (including past-due and refinanced loans) was 3.36%. See “Item 4, Information on the Company - 4.B Business Overview - (3) Review of 2014 – 3.2 Banking Segment – 3.2.1 BCP.

13.3.11 Loan Loss Reserves

The following table shows the changes in our reserves for loan losses and movements at the dates indicated:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(Nuevos Soles in thousand)
Reserves for loan losses at the beginning of the year	1,056,321	1,260,109	1,504,871	1,898,496	2,385,958
Additional provisions (reversals)	490,682	579,365	996,194	1,230,371	1,715,809
Acquisitions and transfers	-	-	-	-	-
Recoveries of write-offs	97,205	111,728	122,074	139,744	198,333
Write-offs	(400,945)	(418,983)	(648,033)	(990,147)	(1,272,218)
Monetary correction and other	16,846	23,342	21,010	(83,895)	74,215
Total reserves for loan losses at the end of the year	1,260,109	1,504,871	1,898,496	2,385,958	3,102,096

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “—Classification of the Loan Portfolio.” The balance of the reserve for loan losses for the years 2011, 2012, 2013 and 2014 are included in Note 7(d) to the Consolidated Financial Statements.

Our reserves for loan losses, as of December 31, 2014, included S/.2,986.9 million for credit losses and S/.115.2 million for indirect or off-balance-sheet exposure losses as compared to S/.2,263.7 million and S/.122.3 million, respectively, in 2013. Our reserves for indirect credit losses are included in the “Other liabilities” caption of our consolidated balance sheet. See Notes 7(d) and 12(a) to the Consolidated Financial Statements.

The charge-off process is performed with prior approval of our board of directors and the SBS. Potential charge-offs are considered by the board of directors on a case-by-case basis.

13.3.12 Allocation of Loan Loss Reserves

The following table sets forth the amounts of our reserves for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 7(d) to the Consolidated Financial Statements):

	At December 31,
	2010	2011	2012	2013	2014
	(Nuevos Soles in thousand)
Commercial loans	528,184	473,803	392,017	448,435	709,029
Micro-business	285,201	355,996	648,794	865,469	1,124,072
Consumer loans	299,746	549,046	724,075	927,482	1,128,778
Residential mortgage loans	146,978	126,025	133,610	144,572	140,217
Total reserves	1,260,109	1,504,870	1,898,496	2,385,958	3,102,096

13.4 Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Demand deposits:
Nuevo Sol-denominated	9,063,728	8,985,992	9,495,471
Foreign Currency-denominated	11,502,356	13,226,069	15,662,983
Total	20,566,084	22,212,061	25,158,454
Savings deposits:
Nuevo Sol-denominated	8,840,192	10,034,779	11,700,430
Foreign Currency-denominated	6,674,207	7,719,491	9,508,401
Total	15,514,399	17,754,270	21,208,831
Time deposits:
Nuevo Sol-denominated	10,457,859	9,033,046	11,057,606
Foreign Currency-denominated	8,452,202	11,984,415	11,850,300
Total	18,910,061	21,017,461	22,907,906
Foreign Currency Bank Certificates
Foreign Currency-denominated	427,232	479,692	660,376
Severance Indemnity Deposits (CTS):
Nuevo Sol-denominated	2,888,061	3,661,079	4,041,690
Foreign Currency-denominated	2,804,793	3,057,956	2,806,707
Total	5,692,854	6,719,035	6,848,397
Total deposits:
Nuevo Sol-denominated	31,249,840	31,714,896	36,295,197
Foreign Currency-denominated	29,860,791	36,467,623	40,488,767
Total deposits and obligations without interest payable	61,110,630	68,182,519	76,783,964

The following table presents the non interest demand deposits and the interest demand deposits:

	At December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Nuevo Sol-denominated Demand deposits:
Non interest demand deposits	7,150,508	7,515,091	9,134,072
Interest demand deposits	1,913,220	1,470,901	361,399
Total	9,063,728	8,985,992	9,495,471
Foreign Currency-denominated Demand deposits:
Non interest demand deposits	9,735,741	10,874,064	15,355,986
Interest demand deposits	1,766,615	2,353,005	306,997
Total	11,502,356	13,226,069	15,662,983

The following table sets forth information regarding the maturity of our time deposits in denominations of S/.298,600 (US$100,000) or more on December 31, 2014:

At December 31, 2014
(Nuevos Soles in thousand)
Certificates of deposit:
Maturing within 30 days	7,921
Maturing after 30 but within 60 days	1,572
Maturing after 60 but within 90 days	739
Maturing after 90 but within 180 days	9,012
Maturing after 180 but within 360 days	103,870
Maturing after 360 days	4,063
Total certificates of deposits	660,376
Time deposits:
Maturing within 30 days	10,018,999
Maturing after 30 but within 60 days	2,373,565
Maturing after 60 but within 90 days	1,413,074
Maturing after 90 but within 180 days	2,079,158
Maturing after 180 but within 360 days	2,532,285
Maturing after 360 days	2,640,231
Total time deposits	22,907,906
Total	21,184,489

13.5 Return on Equity and Assets

	At December 31,
	2012	2013	2014

Return on assets (1)	2.23%	1.41%	1.92%

Return on equity (2)	20.78%	13.77%	18.50%

Dividend payout ratio (3)	25.32%	27.44%	21.74%

Equity to assets ratio (4)	10.88%	10.52%	10.83%

Shareholders’ equity to assets ratio (5)	10.59%	10.05%	10.37%
(1)	Net income attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to our equity holders as a percentage of average net equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to our equity holders per share.
(4)	Average equity attributable to our equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

13.6 Short-Term Borrowing

Our short-term borrowing, other than deposits, equaled S/.4,478.9 million, S/.5,756.3 million, and S/.9,509.4 million, as of December 31, 2012, 2013, and 2014, respectively. Our average balances of borrowed amounts increased in 2014 and 2013 due to growth in foreign trade transactions. As of December 31, 2012, 2013, 2014, no repurchase transactions by the Peruvian Central Bank were included in the outstanding balance.

The following table sets forth our short-term borrowing:

	At December 31,
	2012	2013	2014
	(Nuevos Soles in thousand, except percentages)
Year-end balance	4,478,895	5,756,270	9,509,444
Average balance	3,159,830	4,485,756	6,644,335
Maximum quarter-end balance	4,478,895	5,756,270	9,509,444
Weighted-average nominal year-end interest rate	2.08%	1.84%	2.33%
Weighted-average nominal interest rate	1.99%	1.98%	2.23%

4. C      Organizational Structure

(1) Credicorp

The following tables show our organizational structure and the organization of our principal subsidiaries as of December 31, 2014 and their relative percentage contribution to our total assets, total revenues, net income and net equity at the same date:

(1)	Credicorp Capital Ltd. owns 60.6% of IM Trust through its subsidiary BCP Chile, 51.0% of Credicorp Capital Holding Colombia through its subsidiary Credicorp Capital Colombia and 100% of Credicorp Capital Securities.
(2)	Credicorp Capital Perú includes Credicorp Capital Sociedad Agente de Bolsa, Credicorp Capital Sociedad Administradora de Fondos, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros.
(3)	Grupo Crédito ows 36.35% of Pacífico Peruano Suiza.

	As of and for the Year ended December 31, 2014 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	86.2%	75.0%	80.2%	71.0%
Atlantic Security Holding Corporation	4.4%	2.0%	6.6%	4.6%
El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (2)	6.4%	19.4%	8.5%	12.1%
Prima AFP	0.7%	2.7%	6.3%	4.3%
Others (3)	2.3%	0.9%	-1.6%	8.0%

(1)	Percentages determined based on the Consolidated Financial Statements.
(2)	Includes Grupo Pacífico, Pacífico Vida, Pacífico EPS Consolidated and Private Hospitals.
(3)	Includes Credicorp Capital Perú (which includes Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros), Credicorp Capital Ltd. (which includes BCP Chile, BCP Colombia and Credicorp Capital Securities), Grupo Crédito S.A., CCR Inc and others.

(2)  BCP

(1)	We hold an additional 4.08% stake of BCP Bolivia directly through Credicorp Ltd.

The following tables show the organizational structure of BCP and its principal subsidiaries as of December 31, 2014:

	As of and for the Year ended December 31, 2014 (1)
	Total Assets	Total Revenue	Net Income (Loss)	Net Equity
Banco de Crédito del Perú	85.2%	81.2%	94.9%	73%
Banco de Crédito de Bolivia	4.5%	3.7%	3.5%	4.9%
Empresa Financiera Edyficar S.A. (2)	9.3%	14.4%	-0.8%	15.2%
Solución Empresa Administradora Hipotecaria S.A.	0.4%	0.3%	0.7%	1.0%
Others (3)	0.6%	0.4%	1.8%	5.9%

(1)	Percentages determined based on BCP’s consolidated financial statements as of and for the year ended December 31, 2014.
(2)	Includes Mi Banco.
(3)	Includes Inversiones BCP Ltd and Inversiones Holding Bolivia

(3)  Credicorp Capital

Credicorp’s regional investment banking platform is built mainly around three business units: asset management, sales & trading and corporate finance business. These business units are present in each of the countries through which we operate using several companies group under Credicorp Capital Perú, Credicorp Capital Colombia and Inversiones IMT (IM Trust - Chile).

The following chart shows the main subsidiaries of the investment banking platform as of December 31, 2014:

(1)	Investment bank business and subsidiaries split from BCP.

Credicorp Investments Ltd. was formed on August, 2012 in Bermuda. It is 100% owned by Credicorp. Later in 2013, Credicorp Investments changed his name to “Credicorp Capital Ltd”.

The following chart shows Credicorp Capital’s target organizational structure once the regional investment banking platform concludes its consolidation under Credicorp Capital Ltd. in line with Credicorp’s strategic plan:

3.1 Credicorp Capital Securities Inc. (CSI)

CSI is an introducing broker dealer (IBD) incorporated under the laws of the State of Florida in the United States of America and provides access to the global securities markets by offering a wide spectrum of brokerage services. In 2013, the company changed its name from “Credicorp Securities Inc.” to “Credicorp Capital Securities Inc.” and 100% of the outstanding shares of the firm were transferred from Credicorp Ltd. to Credicorp Capital Ltd. with the approval of FINRA.

CSI began operations in March 2003 as an IBD and registered investment advisor (RIA). Since then CSI transferred the functions formerly performed under its RIA license to the Asset Management Division at BCP, which is in the process of cancelling its RIA license.

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

CSI is approved to engage in trading for its own account in fixed income instruments. It is subject to a US$250,000 net capital requirement and files a Focus Report on a monthly basis.

3.2 Credicorp Capital Perú (formerly BCP Capital)

During 2013, BCP Capital S.A.A. changed its name to “Credicorp Capital Perú S.A.A.”. Credicorp Capital Perú is the holding company through which we conduct our investment banking businesses in Peru. It was established from a spin-off from BCP. The spin-off resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of S/.198.8 million, S/.60.8 million and S/.138.0 million, respectively. Assets that transferred from BCP to Credicorp Capital Perú included the ownership of Credicorp Capital Sociedad Agente de Bolsa (formerly, Credibolsa Sociedad Agente de Bolsa), Credicorp Capital Sociedad Titulizadora (formerly, Credititulos Sociedad Titulizadora), Credicorp Capital Sociedad Administradora de Fondos (formerly, Credifondo Sociedad Administradora de Fondos) and BCP’s investment banking activities, that combined into a new company initially named BCP Capital Financial Services, now Credicorp Capital Servicios Financieros. Through each of these companies, Credicorp Capital Perú is a market leader in the investment banking segment and it offers a wide range of products and services to corporate and retail clients.

3.3 Credicorp Capital Colombia (formerly, Correval)

In 2013, 100% of the outstanding shares of BCP Colombia (owner of 51% of Credicorp Capital Colombia) were transferred from BCP to Credicorp Capital Ltd., with the approval of the Colombian banking authority, the Superintendencia Financiera de Colombia.

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

3.4 Inversiones IMT (IM Trust)

BCP Chile held a 60.6% stake in Inversiones IMT S.A (IM Trust). IM Trust is one of the leading financial corporations in Chile, with over 25 years of experience in the Chilean market. In early 2008, IM Trust expanded operations to Peru and Colombia.

The firm provides, through several companies, services in corporate finance (capital markets and M&A), sales & trading (equity, fixed income, and derivatives), and asset management (investment funds, mutual funds, advisory and mandates), servicing the retail, corporate, institutional and private segments.

4. D      Property, Plants and Equipment

As of December 31, 2014, we owned 450 properties (442 in Peru, 6 in Bolivia and 2 in Chile) and rented 723 properties (663 in Peru, 48 in Bolivia, 10 in Colombia, 1 in Panamá and 1 in Chile), all of which we used for the operation of our network of branches and our business; we do not hold any lease agreements for these purposes. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 2014, we had 811 branches, of which 437 were branches of BCP in Peru. There are no material encumbrances on any of our properties.

ITEM 4A.              UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A         Operating Results

(1) Critical Accounting Policies

1.1 Consolidation

1.1.1 Subsidiaries

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

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when Credicorp has less than a majority of the voting or similar rights of an investee, Credicorp considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

1.2 Change in functional currency

Until December 31, 2013, Credicorp and its subsidiaries operating in Peru, except for private hospitals, determined that their functional and presentation currency was the U.S. Dollar. Due to changes in the economic environment in Peru, where Credicorp’s main subsidiaries operate, and in accordance with IFRS, management conducted a review of the functional currency of Credicorp and its subsidiaries in Peru and decided to change Credicorp’s functional currency from the U.S. Dollar to the Peruvian Nuevo Sol, effective as of January 1, 2014.

In accordance with IAS 21, paraghaphs 9 to 12, the main indicators that management considered were:

•	Changes in the economic environment of the country where the main subsidiaries operate.

•	The gradual increase of loans and deposits, financial income and expenses denominated in Nuevos Soles.

•	The regulatory and competitive factors presented in the Peruvian financial system; and,

•	General de-dollarization of the Peruvian economy.

The principal changes in the economic environment that the management considered were:

a)	Inflation has remained within the target range set by the BCRP. In December 2013, inflation was 2.96%, which was within the target range set by the BCRP.

b)	The Peruvian economy has shown a sustained growth over the last 10 years with CAGR of 5.3% (during the period 2005-2014).

c)	It should be noted that among major emerging economies, Peru is a country that shows low vulnerability to possible external financial turbulence, which is reflected in its international financial and fiscal solvency indicators, such as the level of international reserves that exceeded US$65 billion at the end of 2013, equivalent to 32% of GDP figure. The aforementioned allowed the Government to reduce exchange rate volatility and mitigate the impact of lower capital inflows.

d)	The participation of foreign currency loans in the total loan book has maintained its downward trend (from % in 2006 a % in 2013).

e)	In the last two years BCRP and SBS have been focused on incentivating financial institutions to de-dollarize their loan portfolios. Some of the measures taken are:

(i)	High reserve requirements for foreign currency deposits and obligations.

(ii)	Specific de-dollarization targets to reduce the participation of foreign currency loans not only for the total loan portfolio, but also in mortgages and car loans.

(iii)	Higher risk weights that increase capital requirement for mortgage and consumer lending granted in foreign currency.

f)	Development of capital markets in Nuevos Soles as it is reflected in:

(i)	The highest issuances of long-term treasury bonds were denominated in Nuevos Soles.

(ii)	Existence of longer maturities on debt issued by the Central Government and Peruvian companies.

(iii)	Increase of Peruvian companies’ issuances in Nuevos Soles.

The Board of Directors discussed and approved the change in fuctional currency form the U.S. Dollar to Nuevo Sol in its session held on January 22, 2014.

The change in functional currency was implemented prospectively starting January 1, 2014. To give effect to this change, balances as of January, 1, 2014 have been translated to Nuevos Soles as follows in accordance with IAS 21 “The effect of changes in foreign exchange rates” following the methodology explained in Item 4. Information on the company - 4.B Business overview - (13) Selected Statistical Information.

Correval, IM Trust, Atlantic Security Bank and Banco de Crédito de Bolivia each have mantained their functional currencies (Colombian Pesos, Chilean Pesos, U.S. Dollars and Bolivian Bolivianos, respectively).

1.3 Income and expense recognition from banking activities

Interest income and expenses for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statements of income using the effective interest rate method, which is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income is suspended when collection of loans becomes doubtful, when loans are overdue by 91 days or more or when the borrower or securities issuer defaults, if earlier than 90 days from the due date; in each case, such income is excluded from interest income until collected. Uncollected income on such loans is provisioned. When management determines that the debtor’s financial condition has improved, the recording of interest thereon is reestablished on an accrual basis.

Interest income includes coupons earned on fixed income investment and trading securities and the accrued discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Fees and commission income are recognized on an accrual basis. Fees related to off-balance-sheet exposures that are likely to be drawn and other credit related fees are deferred (together with any direct incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

All other revenues and expenses are recognized on an accrual basis.

1.4 Insurance activities

1.4.1 Accounting policies for insurance activities

For the adoption of IFRS 4, “Insurance contract”, management concluded that U.S. GAAP used as of December 31, 2004 was the relevant framework, as permitted by IFRS 4. These policies are described in note 3(e) of Credicorp consolidated financial statements.

Insurance contracts are those contracts pursuant to which Credicorp (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition includes reinsurance contracts that Credicorp holds. As a general guideline, Credicorp determines whether it has significant insurance risk by comparing premiums paid with benefits payable if the insured event were to occur. Insurance contracts can also transfer financial risk.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by Credicorp include retirement, disability and survival insurance, annuities and individual life, which include unit-linked insurance contracts. The non-life insurance contracts mainly include automobile, fire and allied, technical lines and healthcare.

Credicorp cedes insurance risk in the normal course of operations for all of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non–proportional basis.

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

1.5 Financial Instruments: Initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.

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

1.5.1 Financial assets and financial liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss include financial assets held for trading and financial assets designated at fair value through profit or loss, which designation is upon initial recognition and on an instrument by instrument basis. Derivative financial instruments are also categorized as held for trading unless they are designated as hedging instruments.

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

1.5.2 Loans and receivables

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

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced loans, those that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for loan losses is established if there is objective evidence that Credicorp will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based on an internal risk classification and considering any guarantees and collaterals received.

1.5.3   Available-for-sale financial investments

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

After initial recognition, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statements of income in the caption “Net gain on sale of securities”, or until the investment is determined to be impaired, at which time the impaired amount is recognized in the consolidated statements of income in the caption “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

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

Credicorp evaluates whether its ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, Credicorp is unable to trade these financial assets due to inactive markets, Credicorp may elect to reclassify these financial assets if management has the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate.

During the years 2013 and 2014, Credicorp did not reclassify any of its available-for- sale financial investments.

1.5.4   Held-to-maturity financial investments

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

As of December 31, 2013 and 2014, Credicorp has not recognized any impairment loss on held-to-maturity investments.

If Credicorp were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, Credicorp would be prohibited from classifying any financial asset as held-to-maturity during the following two years.

As of December 31, 2013 and 2014, Credicorp did not sell or reclassify any of its held-to-maturity investments.

1.5.5  Repurchase and reverse repurchase agreements and security lending and borrowing transactions

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

1.5.6  Put and call options over non-controlling interest

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

Call options are initially recognized as a financial asset at their fair value, with any subsequent changes in their fair value recognized in profit or loss. If the call options are exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controlling interest. If the call options lapse unexercised, any carrying amount for the call option is expensed in profit or loss.

Put and call options do not give Credicorp present access to the benefits associated with the ownership interest.

1.6   Derecognition of financial assets and financial liabilities

1.6.1  Financial assets

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

1.6.2   Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statements of income.

1.6.3   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

1.6.4   Impairment of financial assets

Credicorp assesses at each date of the consolidated statements of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or of Credicorp financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments; that the borrower or a group of borrowers has a greater probability of entering bankruptcy or another legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Criteria used for each category of financial assets are as follows:

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of income. A loan, together with the associated allowance, is written off when (i) the loan is classified as loss, (ii)th loan is fully provisioned and (iii) there is real and verifiable evidence that (a) the loan is irrecoverable and collection efforts concluded without success and (b) foreclosures will not be possible or all collateral has been realized or transferred to Credicorp. If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.

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

Future cash flows from a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in Credicorp. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. The methodology and assumptions used are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale financial investments

For available-for-sale financial investments, Credicorp assesses at each date of the consolidated statements of financial position whether there is objective evidence that an investment or a group of investments is impaired.

In the case of an equity investment, objective evidence would include a significant or prolonged decline in its fair value below cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from the investments available-for-sale reserve of the consolidated statements of changes in equity and is recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in the consolidated statements of comprehensive income.

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

When a loan is modified, it is no longer considered as past-due, but it maintains its previous classification as impaired or not impaired. If the debtor complies with the new agreement during the following six months, and an analysis of its payment capacity supports a new improved risk classification, it is classified as not impaired. If subsequent to the loan modification the debtor fails to comply with the new agreement, it is considered as impaired and past-due.

1.7   Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, Credicorp elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statements of income.

When Credicorp acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39, “Financial Instruments: Recognition and Measurement”, is measured at fair value with changes in fair value recognized either in profit or loss or as a change to OCI. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

Acquisition of a non-controlling interest is recorded directly in equity; the difference between the amount paid and the share of the net assets acquired is a debit or credit to equity. Therefore, no additional goodwill is recorded upon purchase of a non-controlling interest, nor is a gain or loss recognized upon disposal of a non-controlling interest.

Equity attributable to the non-controlling interest is presented separately in the consolidated statements of financial position. Income attributable to the non-controlling interest is presented separately in the consolidated statements of income and in the consolidated statements of comprehensive income.

1.8   Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, Credicorp re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated financial income caption.

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

1.9   Impairment of non-financial assets

Credicorp assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Credicorp estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

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

The reversal is limited so that the carrying amount of the asset exceeds neither its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income.

1.10  Share-based payment transactions

1.10.2   Equity-settled transactions

Since 2009, a new supplementary remuneration plan has replaced the previous SARs plan (see (i) above).

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees became fully entitled to the award (‘the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Credicorp’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in the caption “Salaries and employee benefits” of the consolidated statements of income.

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

1.11   Derivative financial instruments:

1.11.1  Trading

Credicorp negotiates derivative financial instruments in order to satisfy clients’ needs. Credicorp may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Some derivatives transactions, while providing effective economic hedges under Credicorp’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

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

1.11.2  Hedge

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

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statements of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in the cash flow hedge reserve until the forecast transaction or firm commitment affects profit or loss.

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

(iii)	Embedded derivatives

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

1.12  Fair value measurement

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

The principal or the most advantageous market must be accessible to Credicorp. Also, the fair value of a liability reflects its non-performance risk.

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

1.13   Segment reporting

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

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s segments, total revenues from the banking segment amounted to 76.2%, 71.3% and 74% of Credicorp’s total revenue in 2014, 2013, and 2012; therefore, the following historical discussion and analysis is presented principally for the banking segment (that includes BCP and subsidiaries and ASHC), except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2012, 2013 and 2014 reflect the financial position and results of operations of our subsidiaries for 2012, 2013 and 2014. See “Item 3. Key Information - 3.A Selected Financial Data.”

On December 31, 2014, approximately 48.1% of our deposits and 43.6% of our loans were U.S. Dollar-denominated. Despite these high proportions, U.S. Dollar-denominated loans have decreased from 49.3% in 2013 to 43.6% in 2014 due to the appreciation of the U.S Dollar.

2.1   Results of Operations for the Three Years Ended December 31, 2014

The following table sets forth, for the years 2012, 2013 and 2014, the principal components of our net income:

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Interest income	6,091,575	7,086,470	8,600,866
Interest expense	(1,828,827)	(2,116,573)	(2,191,062)
Net interest income	4,262,748	4,969,897	6,409,804
Provision for loan losses	(996,194)	(1,230,371)	(1,715,809)
Net interest income after Provision	3,266,554	3,379,526	4,693,995
Noninterest income	2,955,917	3,331,790	3,835,543
Insurance premiums earned net of claims on insurance activities	629,462	682,316	762,933
Other expenses	(4,255,648)	(5,111,490)	(6,075,096)
Income before translation result and income tax	2,596,285	2,642,142	3,217,375
Translation result (loss) gain	197,949	(309,422)	172,095
Income tax	(663,309)	(775,177)	(968,224)
Net income	2,130,925	1,557,543	2,421,246
Net income attributable to:
Equity holders	2,079,647	1,538,307	2,387,852
Non-controlling interests	51,278	19,236	33,394

Our net income increase from 2013 to 2014 was primarily due to an increase in translation results of approximately S/.481.5 million, net interest income of S/.1,439.9 million and non-interest income of S/.503.8 million. See Item 5. Operating and financial review and prospects - 5. A Operating Results - (2) Historical Discussion and Analysis - 2.1 Results of Operations for the Three Years Ended December 31, 2014 - 2.1.6 Translation Result.

Net income attributable to our equity holders increased from S/.1,538.3 million in 2013 to S/.2,387.9 million in 2014, which represented an increase of 55.23% from 2013 to 2014, primarily due to an increase in translation results, net interest income and non-interest income.

On the other hand, other expenses increased 18.85% in 2014 to S/.6,075.1 million, primarily due to an increase in administrative cost of S/. 191.5 million, or 11%, and an increase in Salaries and benefits of S/.395.4 million or 17.36%.

Net gain from sales of securities included in non-interest income also increase in S/.124.5 million or 129.4% and Banking services commissions increase S/.261.9 million or 11.6%.

2.1.1   Net Interest Income

Net interest income represents the difference between interest income on interest-earning assets and the interest paid on interest-bearing liabilities. The following table sets forth the components of net interest income:

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Interest income:
Interest on loans	5,137,229	6,156,893	7,667,485
Interest on investments available-for-sale	707,669	723,631	690,605
Interest on due from banks	107,687	93,794	52,243
Dividends from investments available-for-sale and trading securities	43,118	48,576	60,145
Interest on trading securities	16,816	30,922	70,542
Other interest and similar income	79,056	32,654	59,846
Total interest income	6,091,575	7,086,470	8,600,866

Interest expenses:
Deposits and obligations	750,958	821,160	831,350
Bonds and notes issued	660,307	788,796	749,691
Due to banks and correspondents	218,242	246,222	420,617
Loss from hedging derivatives instruments	51,381	63,660	-
Other interest expenses	147,939	196,735	189,404
Total interest expense	1,828,827	2,116,573	2,191,062
Net interest income	4,262,748	4,969,897	6,409,804

Our net interest income increased by 29.0% in 2014 over 2013, and increased by 16.6% in 2013 over 2012.

Interest income increased by 21.4% in 2014 compared to 2013, after increasing by 16.3% in 2013 compared to 2012. The increase in 2014 was primarily due to higher average volume and higher interest rates on loans. The increase in 2013 was also primarily due to higher average volume and higher interest rates on loans and higher volume on investment securities.

Our average nominal interest rates earned on loans increased from 10% in 2012 to 10.3% in 2013, and then 10.7% in 2014. The average nominal interest rate for foreign currency-denominated loans increased from 5.3% in 2013 to 6.37% in 2014. Interest rates for Nuevo Sol-denominated loans decreased from 16.8% in 2012 to 16.5% in 2013, and then to 14.9% in 2014.

The average balance of our foreign currency denominated loan portfolio increased by 7.3% to S/.35,815.5 million in 2014, as compared to S/.33,390.6 million in 2013. In 2013, the average balance increased by 12.0% over the S/.29,814.9 million average balance recorded in 2012. The average balance of our Nuevo Sol denominated loan portfolio increased by 25.8% from S/.21,132.0 million in 2012 to S/.26,581.1 million in 2013, and increased by 35.9% to S/.36,120.2 million in 2014. Credicorp’s loan portfolio expanded despite an economic slowdown in Peru (5.8% real GDP growth in 2013 vs. 2.4% in 2014) due to growth in Wholesale Banking, the acquisition of Mibanco inMarch 2014, a recovery in Retail Banking (mainly in the second half of 2014) and the appreciation of the U.S. dollar in 2014 (which had a favorable impact on a significant portion of the 46% of Credicorp loans that are denominated in foreign currency).

Interest expense increased in 2014 by 3.5% over the interest expense of 2013, which in 2013increased by 15.7% in 2013 over 2012. The increase in interest expense during 2014 was principally due to higher average volume on deposits and bonds issued.

Average nominal interest rates paid on foreign currency-denominated deposits decreased from 1.25% in 2012 to 1.11% in 2013 and then 0.70%% in 2014. Average nominal interest paid on Nuevo Sol-denominated deposits decreased from 2.17%% in 2012 to 2.08% in 2013 and decreased to 1.94% in 2014. This decrease was also a product of the monetary policy discussed above. See “Item 4. Information on the Company - 4.B Business Overview - (9) Competition” and “- (13) Selected Statistical Information.”

Our average foreign currency denominated deposits increased 18.33% to S/.38,478 million in 2014 from S/.32,518 million in 2013. This followed an 11.2% increase in 2013 from S/.28,229 million in 2012. Our average Nuevo Sol-denominated deposits increased by 1.68%% in 2014 to S/.34,248 million from S/.33,684 million in 2013, and increased by 19.32% in 2013 from S/.29,289 million in 2012.

Our net interest margin (net interest income divided by average interest-earning assets) was 5.76% in 2014, 4.97% in 2013 and 4.87% in 2012. See “Item 4. Information on the Company – 4.B Business Overview - (13) Selected Statistical Information”.

2.1.2 Provision for Loan Losses

We classify all of our loans and other credits by risk category. We establish our loan loss reserves based on criteria established by IAS 39 (see “Item 4. Information on the Company – 4.B Business Overview - (13) Selected Statistical Information – 13.3 Loan Portfolio – 13.3.7 Classification of the Loan Portfolio”). We do not anticipate that the expansion of our loan portfolio or the development of our subsidiaries’ activities will require a change in our reserve policy.

The following table sets forth the changes in our reserve for loan losses:

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Reserves for loan losses at the beginning of the year	1,504,871	1,898,496	2,385,958
Additional provisions	996,194	1,230,371	1,715,809
Recoveries of written-offs	122,074	139,744	198,333
Writte-offs	(648,033)	(990,147)	(1,272,218)
Monetary correction and Other	(76,610)	107,494	74,214
Reserves for loan losses at the end of the year	1,898,496	2,385,958	3,102,096

We recorded S/.1,715.8 million loan loss provisions in 2014 and S/.1,230.4 million in 2013. Total write-offs amounted to S/.1,272.2 million in 2014 and S/.990.1 million in 2013. Total recoveries of write-offs reached S/.198.3 million in 2014 and S/.139.7 million in 2013, constituting a 41.9% increase in 2014. Provision expense in 2014 included S/.28.7 million required by BCP Bolivia (compared to S/.34.7 million in 2013).

Total reserves, which amounted to S/.3,102.1 million in 2014, include the allowance for direct and indirect credits of approximately S/.2,986.9 million and S/.115.2 million, respectively.

2.1.3   Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Fees and commissions from banking services	1,944,242	2,259,927	2,521,829
Net gains from sales of securities	267,000	96,228	220,737
Net gains on foreign exchange transactions	467,912	534,442	453,405
Other income	276,763	441,193	639,572
Total non-interest income	2,955,917	3,331,790	3,835,543

Our non-interest income, without including net earned premiums, increased by 15.1% to S/.3,835.5 million in 2014. Non-interest income increased by 12.7% in 2013 compared to 2012 from S/.2,955.8 million in 2012 to S/.3,331.8 million in 2013. The revenue increase in 2014 was primarily due to an increase in fees and commissions from banking services, net gains on foreign exchange transactions and other income.

Fees income from banking services increased by 11.6% to S/.2,521.8 million in 2014. In 2013, fees and commissions income from banking services were S/.2,259.9 million, a 21.3% increase from the S/.1,944.2 million in income in 2012. The increases in fees and commissions income from banking services from 2012 to 2014 were primarily due to an increase in account maintenance, banking transfers commissions, credit/debit card services and fund management fees.

Net gains from sales of securities increased 129.4% to S/.220.7 million in 2014 as compared to S/.96.2 million in 2013. This followed a decrease of 63.9% in 2013 from the S/.267.0 million of net gains from sales of securities in 2012. The increase in 2014 was primarily due to the increased volatility observed in capital markets, which caused the appreciation of stock prices in our investment portfolio. The decrease in 2013 was primarily due to an increase in interest rates for the U.S. Dollar, which generated mark downs in the values for the securities in our portfolio across markets.

Net gains on foreign exchange transactions decreased 15.2% to S/.453.4 million in 2014 as compared to S/.534.4 million in 2013, following an increase of 14.22% from S/.467.9 million in 2012. Lower gains in 2014 compared to 2013’s level were primarily due to smaller spread in our currency exchange positions.

Other income increased by 44.9% to S/.639.6 million in 2014, as compared to S/.441.2 million in 2013. This followed an increased of 59.41% in 2013, from S/.276.8 million in 2012. The increase in 2014 was primarily due to an increase in income from medical services and sales of medicines, which amounted to S/.460.8 million in 2014 (S/.344.5 million in 2013). Furthermore, ASB, after an arbitrage process, received compensation from reinsurers for S/.40.8 million, which was related to the Madoff case.

2.1.4   Insurance Premiums and Claims on Insurance Activities

The following table reflects the premiums earned and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Written premiums	2,247,128	2,594,336	2,658,798
Premiums ceded to reinsurers, net	(402,331)	(471,193)	(493,016)
Assumed from other companies	11,869	19,634	23,884
Net earned premiums	1,856,666	2,142,777	2,189,666
Net claims incurred	(225,746)	(295,045)	(270,756)
Increase in costs for future benefits for life and health policies	(1,001,459)	(1,165,416)	(1,155,977)
Total net premiums and claims	629,461	682,316	762,933

NEP amounted to S/.1,856.7 million in 2012, S/.2,142.8 million in 2013 and S/.2,189.7 million in 2014.

	2012		2013		2014
	Nuevos Soles in Thousand
	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)
Automobile	275,621	252,705	325,777	306,235	331,850	338,378
Fire and Allied L.	203,488	191,476	207,754	148,349	244,978	163,984
Theft and R.	47,890	45,501	59,153	57,314	67,688	67,446
Transport	47,231	44,125	44,700	46,007	51,712	48,825
SOAT	30,167	29,801	30,455	31,310	26,266	28,381
Marine hull	21,675	19,263	18,053	20,923	21,301	17,671
Others	204,374	214,030	255,187	250,478	233,130	244,522
Life Insurance	1,035,386	674,791	1,162,061	786,239	1,097,117	671,380
Health Insurance	832,333	775,436	978,986	947,481	1,082,323	1,078,211
Total	2,698,165	2,247,128	3,082,126	2,594,336	3,156,365	2,658,798

(*) Net of annual variation of unearned premiums and other technical reserves

Property and Casualty business total written premiums, which accounted 31% of total premiums, increased by 2% in 2014. The increase in total written premiums in 2014 was mainly due health insurance premiums, which represented 34.3% of general insurance premiums, and increased 10.6% in 2014 (14.9% in 2013).

Life Insurance business total written premiums, which accounted 35% of total premiums, decreased by 5.6% in 2014 (9.1% in 2013).

166

	2012		2013		2014
	Nuevos Soles in Thousand
	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)	Written Premiums	Earned Premiums (*)
Individual life and personal accident	245,067	154,691	278,794	207,723	313,593	218,661
Disability and Survivorship	208,540	210,433	204,458	204,108	2,719	2,344
Group Life	141,345	135,690	163,542	156,964	177,875	168,912
Credit Life	160,344	159,152	227,120	212,352	259,636	271,269
Annuities	280,090	14,825	288,147	5,092	343,294	10,194
Total	1,035,386	674,791	1,162,061	786,239	1,097,117	671,380

(*) Net of annual variation of unearned premiums and other technical reserves

The increase in total written premiums in 2014 was mainly due to Annuities (+19.1%), Credit Life (+14.3%), Individual Life and Personal Accidents (+12.5%), Group Life (+8.8%). Disability and Survivorship products decreased premiums by 98.7% in 2014 (compared to a decrease 2.0% in 2013) following the completion of the contract with Prima AFP occurred in October 2013. Almost all business lines showed positive trends in 2014 as compared to 2013.

Health business total written premiums, which accounted 34.3% of total premiums, increased by 10.6% (17.6% in 2013). The increase was mainly due Regular insurance premiums which represented 71.1% of health insurance premiums, and increase 11.7% in 2014 (compared to 15.6% in 2013).

During 2014, net claims on insurance activities (net claims incurred plus increase in cost for future benefits for life and health policies) decreased by 2.3% from S/. 1,426.7 million (US$501.3 million) in 2014 to S/. 1,460.5 million (US$538.4 million in 2013).

2.1.5  Operating Expenses

The following table reflects the components of our operating expenses:

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Salaries and employee benefits	2,058,438	2,278,054	2,673,431
General and administrative	1,415,103	1,738,951	1,930,483
Depreciation and amortization	286,091	328,354	433,787
Other	496,016	766,131	1,037,395
Total operating expenses	4,255,648	5,111,490	6,075,096

Personnel expenses increased by 17.4% in 2014, after a 10.7% increase in 2013. The number of our personnel increased to 32,313 employees in 2014 from 27,638 in 2013 and 26,541 in 2012.

Considering only BCP and its subsidiaries, the number of personnel increased to 27,750 employees in 2014 from 22,657 in 2013 and 22,330 in 2012.

Our general and administrative expenses (which include taxes other than income taxes) increased by 11.0% in 2014, after increasing 22.9% in 2013. The increase in 2014 was related to higher expenses in systems outsourcing, transportation, communication, rental, taxes and institutional expenses in BCP. Likewise, general administrative expenses in Grupo Pacífico, Prima AFP, Banco de Crédito de Bolivia, BCP chile and BCP Colombia also increased.

Depreciation and Amortization increased by 32.1% to S/.433.8 million in 2014 from S/.328.4 million in 2013.

Other expenses increased by 35.4% in 2014, after increasing 39.1% in 2013. The increase in 2014 was mainly due to higher cost of medical services and sale of medicines, which amounted to S/.310.2 million in 2014 S/.280.5 million; higher commissions from insurance activities, which amounted to S/.262.7 million in 2014 S/.217.8 million in 2013; and an impairment loss on goodwill of IM Trust and Willis Corredores de Seguros which amounted to S/.67.5 million in 2014, S/.55.1 million in 2013 Also due to non-recurrent expenses in Mibanco and Edyficar S/.77.7 million in 2014 and the shutdown of Tarjeta Naranja S/.7.6 million.

2.1.6   Translation Result

The translation result reflects exposure to appreciation of net monetary positions in foreign currencies, principally U.S. Dollars in 2014 and Nuevos Soles in previous years. We recognized a S/.172.0 million translation gain in 2014 S/.309.5 million translation loss in 2013, and a S/.198.0 million translation gain in 2012.

Credicorp manages foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure our performance in Nuevos Soles (since 2014 considering the change in functional currency, before it was measure in U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of Nuevo Soles with respect to this currency would affect positively Credicorp’s consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statements of income.

As of December 31, 2014, Credicorp’s net foreign exchange balance is the sum of its positive open non-Nuevo Soles positions (net long position) less the sum of its negative open non-Nuevo Soles positions (net short position). As of December 31, 2013, Credicorp’s net foreign exchange balance was the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any devaluation/revaluation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

2.1.7   Income Taxes

We are not subject to income taxes or taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under Peruvian tax law. The statutory income tax rate payable in Peru since 2004 is 30% of taxable income. Through Law N°30296, published in December 31, 2014, the income tax rate was reduced according to the following terms:

Effective for years	%
2015 and 2016	28
2017 and 2018	27
From 2019 onward	26

An additional 4.1% withholding tax is applied on dividends, which we register as income tax based on the liquid amount received from BCP, Grupo Crédito and Grupo Pacífico. Through Law N°30296, published on December 31, 2014, the withholding tax on dividends for the profits generated will increase according to the following terms:

Rate for the profits generated in the years	%
2015 and 2016	7
2017 and 2018	8
From 2019 onward	9

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

The Chilean statutory Income Tax rate to resident legal persons is 21% for 2014. On the other hand, natural or legal persons do not domiciled in Chile are subject to additional tax, which is applied with an overall rate of 35%. It operates in general on the basis of withdrawals and distributions or income remittances abroad, other Chilean source. Affected taxpayers this tax is entitled to a credit of First Category Tax paid by companies on income withdrawn or distributed. For 2015 and 2016 the tax rate will be 22.5% and 24%. In the last quarter of 2016, companies resident in Chile must choose between the “Income Tax attributed system” or “Income Tax partially attributed system” for determining the income tax from the financial year 2017. Credicorp decided to choose the “Income Tax attributed system”. The additional tax rate has not been changed.

The Colombian statutory income Tax rate is 25%. As of January 1, 2013 is applicable income tax for equity-CREE with a rate of 9% in the first three years and 8% in the following years. In addition the rate of income tax payable in Colombia amounted to 34%. Since 2015, the rate of 9% CREE be permanent, leaving aside the 8% reduction would operate from 2016. In addition, a surcharge of CREE is created, equivalent to excess of 5% of US$336,000, the same shall be 6% in 2016, 8% in 2017 and 9% in 2018.

ASHC is not subject to taxation in Panama since its operations are undertaken offshore. The Cayman Islands currently have no income, corporation or capital gains tax and no estate, duty, inheritance or gift tax.

Tax expense paid by the subsidiaries increased to S/.968.2 million in 2014 from S/.775.1 million in 2013, which increased from S/.663.3 million in 2012. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2012, 2013 and 2014 were 23.74%, 34.17%, and 28.57%, respectively.

Factors like inflation, currency fluctuation, and government policies, are not material.

(3)	Financial Condition

3.1 Total Assets

As of December 31, 2014, Credicorp had total assets of S/.134.83 billion, increasing by 18.18% compared to total assets of S/.114.09 billion as of December 31, 2013. In 2012, total assets were S/.104.03 billion. In 2014, net loans increased by 23.23%, however cash and due from banks decreased by 0.34% due to lower amounts maintained with the Peruvian Central Bank. Investments increased by 2.72% due mainly to an increase in governments’ treasury bonds

As of December 31, 2014, our total loans, which correspond to direct loans including accrued interest and excluding unearned interest, were S/.79,509.4 million that represented 58.97% of total assets. Loans net of reserves for loan losses, were S/.76,522.5 million. As of December 31, 2013, our total loans were S/.64,361.9 million, which represented 56.4% of total assets, and net of reserves for loan losses were S/.62,098.3 million. From December 31, 2012 to December 31, 2013 our total loans increased by 23.53%, and net of loan loss reserves increased by 23.23%.

Our total deposits with the Peruvian Central Bank decreased to S/.14,003.8 million as of December 31, 2014 from S/.15,634.4 million as of December 31, 2013 (our total deposits with the Peruvian Central Bank  were S/.15,824.3 million in 2012). Our securities holdings (which include marketable securities, available for sale and held to maturity investments) increased by 2.72% to S/.20,941.6 million as of December 31, 2014 from S/.20,387.8 million as of December 31, 2013 as compared to S/.20,012.7 million in 2012. The increase of the securities portfolio in 2014 was primarily due to higher investments in governments’ treasury bonds.

3.2 Total Liabilities

As of December 31, 2014, we had total liabilities of S/.120.2 billion, an 18.1% increase from S/.101.8 billion as of December 31, 2013, as compared to S/.92.9 billion in 2012; and we had total deposits of S/.77.1 billion, a 12.6% increase from S/.68.4 billion on December 31, 2013, as compared to S/.61.3 billion in 2012.

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2014, on an unconsolidated basis, we had 40.6% of total savings deposits in the Peruvian banking system, 38.6% of demand deposits, 28.8% of time deposits and 34.5% of total deposits, the highest of any Peruvian bank in all three types of deposits, according to the SBS. As of December 31, 2014, we had 49.9% of the entire Peruvian banking system’s CTS deposits, decreasing from 52.7% as of December 31, 2013, and 54.9% as of December 31, 2012, according to SBS statistics. We believe that we have traditionally attracted a high percentage of the savings and CTS deposit market because of our reputation as a sound institution, our extensive branch network and the quality of our service.

5. B	Liquidity and Capital Resources

(1) Capital Adequacy Requirements for Credicorp

On September 29, 2010, a new SBS Resolution 11823-2010 established the methodologies for calculating the regulatory capital and capital requirements for financial and mixed conglomerates.

Article 4 of SBS Resolution 11823-2010 identifies two consolidated groups: (i) the financial system consolidated group, and (ii) the insurance system consolidated group. The combined group of companies formed by these two categories of entities is called the financial group.

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

(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of consolidated redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	for the financial system consolidated group all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; for the insurance system consolidated group, all investments in shares and subordinated debt issued by other local or foreign insurance companies;

(ii)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;

(iii)	for the financial system group, the amount by which (a) an investment in shares issued by a real sector company which is neither part of the holding nor of the negotiable portfolio exceeds (b) 15% of the financial system consolidated group’s regulatory capital; and

(iv)	the aggregate amount of all investments in shares issued by real sector companies which are not part of the holding and which are not part of the financial system consolidated group’s negotiable portfolio exceeds 60% of the regulatory capital.

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

(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS.

Items deducted from Tier 1 capital include:

(i)	current and past years’ losses;

(ii)	deficits of loan loss provisions;

(iii)	goodwill resulting from corporate reorganizations or acquisitions; and

(iv)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;

(ii)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;

(iii)	the generic loan loss provision included in the supplementary capital of the financial consolidated group; and

(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of consolidated redeemable subordinated debt computed in the consolidated groups.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;

(ii)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;

(iii)	all investment in shares issued by real sector companies which are not part of the holding and the negotiable portfolio, computed as deductions in the financial system consolidated group.

The following table shows regulatory capital and capital adequacy requirements under IFRS rules, as of December 31, 2012, 2013 and 2014:

Regulatory Capital and Capital Adequacy Ratios
Nuevos Soles in Thousand	2012	2013	2014
Capital stock	1,288,171	1,386,437	1,413,751
Legal and other capital reserves (1)	5,881,730	8,115,308	9,316,314
Non-controlling interest (2)	243,397	298,498	420,920
Loan loss reserves (3)	759,454	904,001	1,144,288
Perpetual subordinated debt	580,125	635,863	746,500
Subordinated debt	2,944,781	3,576,943	4,598,249
Investments in equity and subordinated debt of financial and insurance companies	-506,828	-500,730	-500,100
Goodwill	-999,847	-920,939	-762,112
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-53,160	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-
Total Regulatory Capital (A)	10,137,823	13,495,381	16,377,810

Tier I (5)	5,529,831	8,017,505	9,637,886143
Tier II (6) + Tier III (7)	4,607,990	5,477,876	6,739,922

Financial Consolidated Group (FCG) Regulatory Capital Requirements	8,587,587	10,644,716	13,425,648
Insurance Consolidated Group (ICG) Capital Requirements	700,281	897,352	871,955
FCG Capital Requirements related to operations with ICG (8)	-61,656	-169,081	-137,255
ICG Capital Requirements related to operations with FCG (9)	0	0	0
Total Regulatory Capital Requirements (B)	9,226,211	11,372,986	14,160,348
Regulatory Capital Ratio (A) / (B)	1.1	1.19	1.14
Required Regulatory Capital Ratio (10)	1	1	1

(1)	Legal and Other capital reserves include restricted capital reserves (S/. 8,071 million) and optional capital reserves (S/.1,245 million)
(2)	Non-controlling interest includes S/.419 million from non-controlling interest Tier I capital stock and reserves and S/.2 million from non-controlling interest Tier II capital stock and reserves
(3)	Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank
(4)	Tier II + Tier III cannot be more than 50% of total regulatory capital
(5)	Tier I = Capital + Restricted capital Reserves + Tier I capital stock and reserves from non-controlling interest - Goodwill - (0.5 x Investment in equity and subordinated debt of financial and insurance companies) + Perpetual subordinated debt.
(6)	Tier II = Subordinated debt + non-controlling interest tier II capital stock and reserves + Loan loss reserves - (0.5 x Investment in equity and subordinated debt of financial and insurance companies).
(7)	Tier III = Subordinated debt covering market risk only.
(8)	Includes regulatory capital requirements of the financial consolidated group.
(9)	Includes regulatory capital requirements of the insurance consolidated group.
(10)	Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00)

(2) Liquidity Risk

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP is subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Nuevos Soles-based transactions, and 20% for foreign exchange-based transactions. BCP’s average daily ratios during the month of December 2014 were 23.55% and 46.31% for Nuevos Soles and foreign exchange-based transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacífico complied with all of their payment obligations.

The available sources of excess liquidity for Nuevos Soles and foreign exchange-based transactions at BCP (without including subsidiaries) are as follows:

	2010	2011	2012	2013	2014
	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
CURRENT ASSETS
Cash	1,035,056	1,292,638	1,333,246	2,007,983	2,550,062
Deposits in BCRP and deposits in Peruvian banks	11,898,306	3,023,812	4,705,925	3,208,205	831,326
Peruvian Government treasury bonds and BCRP certificates of deposit	1,476,236	5,787,720	7,754,813	5,066,398	3,363,310
Others	439	40,496	1,031	4,363	14,131
Total	14,410,038	10,144,666	13,795,015	10,286,950	6,758,828
CURRENT LIABILITIES
Demand deposits, and tax and investments liabilities	7,457,802	7,778,281	9,563,505	9,235,497	10,006,248
Saving deposits	5,409,287	6,636,569	8,527,519	9,644,537	10,481,434
Time deposits	8,995,488	7,539,702	9,574,264	8,287,408	7,845,596
Others	512,973	150,338	395,878	1,839,144	608,878
Total	22,375,549	22,104,891	28,061,166	29,006,586	28,942,157
Current ratio	64.4	45.89	49.16	35.46	23.35

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

The following table presents our core deposits, other deposits and other sources of funds:

	At December 31,
	2012	2013	2014
	(Nuevos Soles in thousand, except percentages)
Core Deposits:
Demand deposits	20,566,084	22,212,061	25,158,454
Savings deposits	15,514,399	17,754,270	21,208,831
CTS	5,692,855	6,719,035	6,848,397
Total core deposits	41,773,338	46,685,366	53,215,683

Other Deposits:
Time deposits	18,910,061	21,017,461	22,907,906
Bank certificates	427,232	479,692	660,376
Total deposits	61,110,631	68,182,519	76,783,964

Payables from repurchase agreements and security lending	4,789,770	3,520,317	8,308,470

Due to banks and correspondents	6,849,966	7,173,007	9,217,340

Issued bonds	12,068,706	13,981,073	14,934,630

Total sources of funds	84,819,073	92,856,917	109,244,404
Core deposits as a percent of total deposits	68.4%	68.5%	69.3%
Core deposits as a percent of total sources of liquid funds	49.2%	50.2%	48.7%

BCP is required to keep deposits with the Peruvian Central Bank as legal reserves. The amount of required deposits with the Peruvian Central Bank is determined as a percentage of the deposits and other liabilities owed by BCP to its clients. The requirement is currently approximately 9.5% of BCP’s Nuevos Soles-denominated deposits and approximately 43.1% of BCP’s U.S. Dollar-denominated deposits as of December 31, 2014. See “Item 4. Information on the Company – 4.B Business Overview - (12) Supervision and Regulation – 12.2 BCP – 12.2.7 The Peruvian Central Bank Reserve Requirements.” Legal reserves are meant to ensure the availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Peruvian Central Bank and our investments in Peruvian Central Bank certificates:

	At December 31,
	2012	2013	2014
	(Nuevos Soles in thousand, except percentages)
Funds at Central Bank
Deposits	15,824,308	15,634,263	14,003,756
Certificates of deposits	7,561,548	6,297,180	4,607,896
Total funds at Central Bank	23,385,856	21,931,443	18,611,652
Total funds at BCRP as a percent of total deposits	38.3%	32.2%	24.2%

BCP at times has accessed Peru’s short-term interbank deposit market, although it is generally a lender in this market. The Peruvian Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP.

On December 31, 2014, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide, Corporación Andina de Fomento (CAF), syndicated loans, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 0.53% to 9.33%. As of December 31, 2014, we maintain S/.8,845.4 million in such credit lines, secured by the collection of BCP’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. See Notes 14(a) and (c) to the Consolidated Financial Statements. As of December 31, 2014, borrowed funds due to banks and correspondents amounted to S/.9,217.3 million as compared to S/.7,173.1 million in 2013 and S/.6,850.1 million in 2012.

In addition, mortgage loans may be funded by mortgage funding notes and mortgage bonds that are sold by BCP in the market. Mortgage funding notes are instruments sold by BCP with payment terms that are matched to the related mortgage loans, thereby reducing BCP’s exposure to interest rate fluctuations and inflation. Mortgage bonds are mainly U.S. Dollar-denominated and have been issued with ten-year terms, with collateral established by real estate acquired through funded home mortgage loans. As of December 31, 2011, BCP had S/.1.3 million of outstanding mortgage bonds and notes, which were fully paid in 2012. A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2014, BCP had S/.100.1 million of outstanding leasing bonds, compared to S/.100.0 million in 2013 and S/.100.0 million in 2012. These bonds have maturities of up to four years. See Note 16 to the Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2012	2013	2014
	(Nuevos Soles in million)
Issued bonds
Corporate bonds	530	2,064	313
Subordinated bonds	933	503	783
Subordinated debt	-	2	123
Secured Notes	1,186	-
Total issuance	2,649	2,569	1,218

In January 2014, BCP, through its branch located in Panamá, concluded a tap of its 2027 Subordinated Bonds for an additional amount of US$200.0 million in the international market. The transaction increased the total outstanding amount of the bond to US$720.0 million. BCP’s 2027 Subordinated Bonds were issued in April 2012 for an amount of US$350 million. These notes accrue at a fixed annual interest rate of 6.125%, for the first 10 years with interest payments every six months. Starting April 24, 2022, the interest rate becomes a variable rate of Libor 3 months plus 704.3 basis points.

Also in April 2013, BCP issued Corporate Bonds in the international market for a total amount of S/.2,002.1 million (US$716.3 million). A significant part of this issuance was used in an exchange for approximately S/.935.2 million (US$334.6 million) (notional) of BCP’s Corporate Bonds maturing in 2016. These notes accrue at a fixed annual interest rate of 4.25% and mature in April 2023.

In October and November 2012, BCP issued two local corporate bonds for S/.200.0 million in each with fixed annual interest rates of 5.50% and 5.31%, respectively, with maturities between October and November 2022.

In July 2012, CCR, a subsidiary of Credicorp, issued senior bonds in the international market for a total amount of S/.1,185.8 million (US$465 million). CCR issued these senior bonds in three tranches: the first two trances mature in July 2017, and the third tranche matures in July 2022.

In April and July 2012, Edyficar issued two corporate bonds for S/.60.0 million and for S/.70.0 million with fixed annual interest rates of 5.47% and 5.50%, respectively, with maturities between April 2015 and July 2016.

In March 2011, BCP, through its Panama branch, issued senior bonds for S/.1,887.2 million (US$700.0 million) in the international market with principal maturity in 2016. These bonds accrue at a fixed annual interest rate of 4.75%, with semiannual interest payments.

In November 2011, Grupo Pacífico issued subordinated bonds for S/. 161.8 million (US$60.0 million). This debt accrues a fixed annual interest rate of 6.97% with principal maturity in 2026.

The principal sources of funds for Grupo Pacífico’s insurance operations are premiums and amounts earned on invested assets. The major uses of these funds are the payment of policyholder claims, benefits and related expenses, reinsurance costs, commissions and other operating costs. In general, Grupo Pacífico’s insurance operations generate substantial cash flow because most premiums are received in advance of the time when claim payments are required. Positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, historically have met the liquidity requirements of Grupo Pacífico’s insurance operations and is sufficient for the Company’s present requirements.

5. C	Research and Development, Patents and Licenses, Etc.

Not applicable.

5. D	Trend Information

We expect that 2015 will show a relative positive economic trend with an international economy that would grow as a result of better scenarios in developed countries. In the case of Peru, our estimates indicate that Peruvian economy will continue growing and in particular, the financial system would also expand with the increase in the level of bancarization and insurance penetration in a scenario of lower real GDP growth as compared to the rates registered years ago, as it was evident in the economic slowdown experimented in 2014. Other important factor to consider is the pressure on consumer protection regulation, especially regarding to some sources of fee income in the credit card segment, all of which could impact our business in Peru.

In Bolivia, we expect that BCP Bolivia will maintain its profitability, although the political and economic environment, which involves a high level of uncertainty, is an important factor in this expectation. In Colombia and Chile, we expect the markets to recover from the scenario of 2014 and as part of the consolidation of our investment banking platform that would benefit local and cross-border businesses.

We expect that in 2015, ASB will maintain its low-risk investment strategy and overall good performance. We expect continued growth of our assets under management, given the high quality service we offer. We also expect that PRIMA will maintain its performance as the formalization of the economy increases and as the result of the economy growth translated into higher income per-capita and expansion of the Economically Active Population.

In our insurance business, we expect to improve its performance and mainly its profitability after we implement some strategies in the different business segments (See “Item 4 Information on the Company - 4.B Business Overview – (2) Strategy”). However, as with our banking business, pressure on consumer protection regulation could impact our business in Peru (see “Item 3. Key Information - 3.D Risk Factors” and the cautionary statement regarding forward looking information).

5. E	Off-Balance Sheet Arrangements

We record various contractual obligations as liabilities in our financial statements. We do not recognize other contractual arrangements, such as off-balance-sheet exposures contracts, as liabilities in our financial statements. These other contractual arrangements are required to be registered in off-balance sheet accounts. We enter into these off-balance sheet arrangements in the ordinary course of business in order to provide support to our clients and hedge some risks in our balance sheet and use guarantees, letters of credit, derivatives and swaps.

The following table reflects our off-balance sheet arrangements as of December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
	(Nuevos Soles in thousand)
Off-balance-sheet exposure
Guarantees and stand-by letters	10,031,277	11,387,375	15,892,731
Import and export letters of credit	1,494,996	1,649,397	1,426,727
Sub Total	11,526,273	13,036,772	17,319,458

Responsibilities under credit line agreements	10,221,859	11,803,000	17,061,832
Forwards	14,869,629	15,780,891	17,278,607
Options	242,984	1,333,668	1,980,405
Swap contracts (notional amount)	8,567,816	15,347,770	25,818,249
Total	45,428,561	57,302,101	79,458,551

In the normal course of their business, our banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to additional credit risks relative to amounts recognized in the consolidated balance sheets.

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

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2014 and 2013, the nominal amounts for forward currency purchase and sale agreements were approximately S/.17,278.6 million and S/.15,780.8 million, respectively, which in general have maturities of less than a year.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2014, the forward contracts net position is an oversell of U.S. Dollars of approximately S/.329.2 million compared to an over-buy of approximately S/.1,762.5 million as of December 31, 2013.

Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2014, the notional amount of open interest rate and currency swap contracts was approximately S/.25,344.9 million, compared to approximately S/.14,566.7 million as of December 31, 2013.

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and/or end of the contract. As of December 31, 2014, the notional amount of cross-currency swap contracts were approximately S/.473.3 million compared to approximately S/.780.9 million as of December 31, 2013.

As of December 31, 2014, the fair values of the asset and liability forward-exchange contracts, options and interest rate and cross-currency swaps amounted approximately to S/.845.9 million and S/.682.4 million, respectively (compared to approximately S/.461.7 million and S/.431.3 million as of December 31, 2013) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively. See Note 12(b) to the Consolidated Financial Statements.

Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

5. F	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2014. See “Item 4. Information on the Company – 4.B Business Overview - (3) Review of 2014”.

		Payments due by period
	Total as of December 31, 2014	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Nuevos Soles in thousand)
Borrowed funds	7,081,100	4,819,092	1,754,317	507,692	-
Promotional credit lines	1,763,939	121,627	354,537	215,856	1,071,919
Interbank funds	334,800	334,800
Time deposits	22,907,906	20,478,020	1,718,798	536,567	174,521
Operating lease obligations	430,707	86,059	139,736	94,639	110,274
Total	32,518,452	25,839,598	3,967,388	1,354,754	1,356,714

Borrowed funds include one syndicated loan obtained from foreign financial entities in March 2013 amounting to S/.419.25 million (US$150.0 million) with maturity in September 2016 with semiannual interest payments at 6-monthly Libor rate plus plus 175 basis points. Likewise, as of December 31, 2014, the syndicated loans amounting to S/.444.8 million (US$150 million), which are subject to variable interest rate risk, were hedged through interest rate swap (IRS) with the same notional value and maturities (see Note 12(b) to the Consolidated Financial Statements); as a result, the loans were economically converted to fixed interest rate.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1) Board of Directors

The following table sets forth information about the persons that served as our directors during 2014:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	12
Raimundo Morales Dasso	Vice Chairman	7
Fernando Fort Marie	Director	33
Reynaldo A. Llosa Barber	Director	32
Juan Carlos Verme Giannonni	Director	25
Luis Enrique Yarur Rey	Director	19
Benedicto Cigüeñas Guevara	Director	10
Martín Pérez Monteverde	Director	1

(1) Director of Credicorp, its subsidiaries or its predecessors as of December 31, 2014.

Dionisio Romero Paoletti is the Chairman of the Board of Directors of Credicorp and Banco de Credito – BCP, and has been the Chief Executive Officer of Credicorp since 2009. Mr. Romero P. has served as a board member of BCP since 2003 and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also the Chairman of Banco de Crédito de Bolivia, El Pacifico Peruano Suiza Cia. de Seguros y Reaseguros S.A., El Pacifico Vida Cia. de Seguros y Reaseguros S.A., Alicorp S.A.A., Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A., and Agricola del Chira S.A., among others. Furthermore, Mr. Romero is the Vice Chairman of the Board of Directors of Inversiones Centenario and Director of Banco de Credito e Inversiones – BCI, Cementos Pacasmayo S.A.A. and Hermes Transportes Blindados S.A. Mr. Romero P. is an economist from Brown University, USA with an MBA from Stanford University, USA.

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

Juan Carlos Verme Giannonni is a private investor and businessman and has served on the Board of Directors since August 1995. He has served on the Board of Directors of BCP since March 1990. Mr. Verme is Chairman of Inversiones Centenario; Director of Paz Centenario; and member of the Board of other Peruvian companies such as Celima, Corcesa, and Medlab. He is the Chairman of the Board of WWG Peru S.A., MALI (Lima’s Fine Arts Museum), and a Trustee of Tate Americas Foundation where he also participates as a member of the Latin American Acquisitions Committee. Since November 2012, he has served as the Vice President of the Fundación Museo Reina Sofía of Madrid, Spain.

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

Benedicto Cigüeñas Guevara is an economist from Universidad Catolica del Peru and has a Master degree from the Colegio de Mexico. Mr. Cigüeñas completed studies of Statistics and Economics at the Centro Interamericano de Enseñanza del Estado, Chile; and the Advanced Management Program at Universidad de Piura, Peru. He has been a Director of Credicorp Ltd., Banco de Crédito del Perú – BCP since January 2005. He is also Director of Atlantic Security Bank, Financiera Edyficar and Mibanco. Previously, he served as Financial Economic Advisor of BCP and as Chief Financial Officer (1992 – April 2004). He served as CEO and CFO of Banco de la Nación, and Vice minister of Economy and Finance. Also, he was an executive at Peruvian Central Bank, and Director of Banco Exterior de los Andes (Extebandes), Petróleos del Perú, Banco de la Nación and Instituto Peruano de Administración de Empresas, among other institutions.

Martín Pérez Monteverde is a senior executive, with studies in Business Administration, Marketing and Finance at the Universidad del Pacífico, graduated from the Advanced Management Program at Universidad de Piura; and has had a 23-year career, with 18 years in the private sector, and 5 years in the public sector, as Congressman of the Republic of Peru, and Minister of Foreign Trade and Tourism. He is Chairman of the Instituto Peruano de Economia – IPE, and Senso Consulting S.A.C.. He is also Director of Inversiones Centenario S.A., Sigma Sociedad Administradora de Fondos de Inversión (SAFI=, Sociedad de Comercio Exterior del Perú – COMEXPERU, and Confederación Nacional de Inversiones Empresariales Privadas – CONFIEP.

Codan Services serves as Corporate Secretary. Mr. Mario Ferrari was the Deputy General Secretary from February 2012 until March 31, 2015. On April 1, 2015, Ms. Miriam Böttger was appointed as the Deputy General Secretary.

(2) Executive Officers

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

Name	Position	Years served(1)	Entity
Dionisio Romero P.	Chief Executive Officer	6	Credicorp
Walter Bayly	Chief Operating Officer	22	Credicorp
Fernando Dasso	Chief Financial Officer	20	Credicorp
Alvaro Correa	Chief Insurance Officer	18	Credicorp
Reynaldo Llosa	Chief Risk Officer	16	Credicorp
Pedro Rubio	Executive Officer - Wholesale Banking	31	BCP
Gianfranco Ferrari	Executive Officer - Retail Banking and Wealth Management	18	BCP
Jorge Ramirez del Villar	Executive Officer - Operations, Systems and Administration	21	BCP

(1)	Officer of Credicorp, its subsidiaries or its predecessors as of December 31, 2014.

Walter Bayly was named Chief Executive Officer of BCP and Chief Operating Officer of Credicorp effective April 2008. Before becoming CEO he was the Chief Financial Officer of the organization. Previously, Mr. Bayly held various other management positions within BCP, which included managing the Wholesale Banking Group, Investment Banking as well as Systems and Reengineering. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance. Prior to that, for ten years he was with Citibank in Lima, New York, México, and Caracas, where he worked primarily in corporate finance and loan syndications. Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacífico in Lima, Peru, and a Master’s degree in Management from the Arthur D. Little Management Education Institute in Cambridge, Massachusetts. Mr. Bayly is currently Chairman of the Board of Prima AFP (Private Pension Management Co), a Member of the Board of Directors of The Institute of International Finance, Cia de Seguros Pacífico Peruano Suiza, Inversiones Centenario, and the Fondo de Seguro de Depósitos (Deposit Insurance Fund), and Member of the Board of Advisors of Universidad del Pacífico and the Peruvian chapter of Universidad Tecnológica de Monterrey.

Fernando Dasso has been the Chief Financial Officer of Credicorp and BCP since October 2013. He received a Bachelor’s degree in Business Administration from Universidad del Pacifico - Peru; and a Master in Business Administration degree (MBA) from the Wharton School of Business at the University of Pennsylvania, USA. He started his professional career with McKinsey & Co. in Madrid, Spain in 1992. Mr. Dasso joined Banco de Crédito del Perú in 1994 as a member of the Corporate Finance team. During his career he has been engaged in various roles in BCP including Marketing & Retail Banking Product Development, Distribution Channel Network and as CEO and Board Member of Grupo Crédito. Mr. Dasso is currently a member of the Board of Directors of Credicorp’s subsidiaries such as Prima AFP, Financiera Edyficar, Mibanco, Credicorp Capital, Atlantic Security Bank and Banco de Crédito de Bolivia, among others.

Álvaro Correa holds an Industrial Engineering degree from the Pontificia Universidad Católica del Peru and a Master’s degree in Business Administration from Harvard Business School. In 1997, he joined BCP as Retail Credit Risk VP, serving later as IT Solutions VP under the IT Division. Mr. Correa then served as CEO of Credicorp’s Cayman based private banking operation Atlantic Security Bank, CEO of Miami based broker dealer Credicorp Capital Securities and BCP’s Miami Agency, all between January 2006 and March 2008. Between Abril 2008 and September 2013, Mr. Correa was Chief Financial Officer for Credicorp Ltd. and BCP, and served on the Board of Directors of Credicorp's subsidiaries Prima AFP and Financiera Edyficar among others. Since October 1, 2013 he has served as Chief Insurance Officer of Credicorp and CEO of Pacifico.

Reynaldo Llosa Benavides has been the Chief Risk Officer of Credicorp and BCP since January, 2012. Previously, Mr. Llosa held different positions at BCP as Head of Risk, Head of Middle-Market Banking and Head of Corporate Banking. He received a Bachelor’s degree in Business Administration from St. Mary's University, San Antonio, Texas, USA, and holds a Master’s degree in Business Administration with a specialization in Finance from Northwestern University (J.L. Kellogg Graduate School of Management), in Evanston, Illinois, USA.

Pedro Rubio Feijoo is the Wholesale Banking Executive Officer of BCP, responsible for the Wholesale Banking Group at Banco de Crédito which includes the Corporate, Investment and Middle Market Banking Divisions. He is also responsible for the Leasing, Trade Finance and Cash Management Areas. Previously, he held several positions within Credicorp. He has been Head of The Middle Market Division, CEO of Banco Tequendama in Colombia and Head of Trade Finance, after starting his career as a Relationship Manager in the Corporate Banking Group over 30 years ago. Mr. Rubio holds a B.S. in Industrial Engineering from North Carolina State University.

Gianfranco Ferrari has worked at BCP since 1995, holding various positions such as Associate of Corporate Finance, Associate of Special Accounts, Head of Corporate Finance and Head of Corporate Banking. From 2005 to 2008, Mr. Ferrari was the Chief Executive Officer of BCP Bolivia. Currently, he is Executive Officer of Retail Banking and Wealth Management at BCP. He has been a member of the board of PRIMA AFP since September 2008. He is Chairman of the Board of Financiera EDYFICAR, a position he has held since March 2010, and Chairman of the Board of Mibanco, a position he has held since March 2014. Mr. Ferrari holds a Business Administration degree from Universidad del Pacífico, and has a Master’s degree from Kellogg Graduate School of Management, Northwestern University.

Jorge Ramírez del Villar has worked at BCP since 1994, holding positions such as Head of the Corporate Finance Area, Head of the Finance Division, Head of the Administration and Process Division, and Executive Vice President of Operations, Systems and Administration, a position that he holds today. Previously, he was General Manager of Credibolsa SAB, a financial analyst at Occidental Petroleum Corporation and a business consultant for Booz, Allen & Hamilton International. Mr. Ramirez del Villar earned a degree in Industrial Engineering from the “Universidad Nacional de Ingeniería” in Lima-Perú, holds a Master’s degree in Systems Engineering from the University of Pennsylvania, a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master’s degree in Economics from London School of Economics and a Master’s degree in International Relations from the University of Cambridge.

6. B	Compensation

The aggregate amount of directors compensation and executive officers salaries (including our executive officers listed above and four additional executive officers of BCP) for 2014 was S/.20.6 million. We do not disclose to our shareholders, or otherwise make available to the public, information as to the compensation of its individual directors or executive officers.

As indicated in Note 3(x) to the Consolidated Financial Statements, Credicorp has granted SARs to certain employees who have at least one year service to Credicorp or any of our subsidiaries. As of December 31, 2014, all SARs were executed by the group.

Key executives’ compensation also includes share based payments. SARs valuation for the years 2013, 2012 and 2011 resulted in an expense amounting to S/.2.6 million, an expense amounting to S/.14.1 million and an income amounting to S/.15.1 million , respectively. During 2014, all the SARs were executed.

The liability recorded for this compensation plan, including the income tax, is included in the caption “Other liabilities – Payroll, salaries and other personnel expenses” of the consolidated statements of financial position, Note 12(a), and the related expense in the caption “Salaries and employees benefits” of the consolidated statements of income.

In connection with the liabilities that result from Credicorp’s stock appreciation rights (SARs), BCP signed several contracts with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited, Citigroup Capital Market Inc. (collectively hereinafter “Citigroup”) and Credit Agricole Corporate and Investment Bank (hereinafter “Calyon”). See Note 8 (c) to the Consolidated Financial Statements.

The following table sets forth the movement of the SARs for the periods indicated:

	2013			2014
	Outstanding SARs	Vested SARs		Outstanding SARs	Vested SARs
	Number	Number	Amount S/.(000)	Number	Number	Amount S/.(000)
Balance as of January 1	132,694	132,694	46,542	101,443	101,443	31,071
Exercised	-31,251	-31,251	-10,973	-101,443	-101,443	-30,622
Decrease in the option fair value	-	-	-3,555			-449
Balance as of December 31	101,443	101,443	32,014	0	0	0

Since 2009, Credicorp has applied a new compensation plan to certain key employees. Under this new plan (stock awards), on March or April of each year (the “grant date”), the Group grants Credicorp shares (“stock awards”) to certain employees. Shares granted vest 33.3% in each one of the subsequent three years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit. As of December 31 of 2014, 2013 and 2012, this plan included 146, 152 and 154 executives, respectively.

The fair value of stock awards granted is estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs, taking into account the terms and conditions upon which the shares were granted.

During 2014, 2013 and 2012, Credicorp has granted approximately 126,150; 117,152 and 144,494 shares, of which 252,689; 269,006 and 311,275 shares were included pending delivery as of December 31 of 2014, 2013 and 2012, respectively. During those years, the recorded expense amounted to approximately S/.73.1 million, S/.44.6 million and S/.44.6 million, respectively.

6. C	Board Practices

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s Bye-laws, is comprised of eight members. Directors may be, but are not required to be, shareholders. Directors are elected and their remuneration is determined at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. In the Annual General Meeting of Shareholders held on March 31, 2014, shareholders elected Directors that will hold office until the Annual General Meeting of Shareholders in 2017 (see section “Item 6. Directors, Senior Management and Employees - 6.A Directors and Senior Management”).

Our directors have no benefits in addition to the remuneration authorized at the Annual General Meeting of Shareholders, and they do not have any benefits that could be enjoyed at the termination of their service terms. The conditions approved by the Annual General Meetings of Shareholders (March 31, 2014) are presented below:

•	To pay a net annual remuneration of US$100,000 to each of Credicorp’s directors that serves on the Board of Directors of BCP.

•	To pay an additional annual remuneration of US$40,000 to each director who participates in the Audit Committee and to each director of Credicorp’s subsidiaries who serves as an advisor to the Audit Committee.

•	To pay a remuneration of US$1,500 for each session attended by each director who serves on the Executive Committee of Credicorp. This additional compensation will not be paid to directors of Credicorp who receive compensation for attending sessions of the Executive Committee of BCP.

Pursuant to Credicorp’s Bye-laws, the required quorum for business to take place during a Board meeting shall be a simple majority of the directors of the Company.

The Board of Directors has the power to appoint any person as a director to fill a vacancy on the Board as a result of the death, disability, disqualification or resignation of any director for the remainder of such director’s term. A resolution in writing signed by all directors shall be as valid as if it had been passed at a meeting duly called and constituted.

Credicorp’s Board of Directors has established the following corporate Committees:

(1)	The Executive Committee was created on March 28, 2012.

(2)	The Audit Committee was created on October 31, 2002.

(3)	The Corporate Governance Committee was created on June 23, 2010.

(4)	The Compensation Committee was created on January 25, 2012.

(5)	The Nominations Committee was created on March 28, 2012.

(6)	The Risk Committee was created on March 28, 2012.

The Board of Directors, acting on the recommendation of the Chairman, shall decide on the appointment, ratification or removal of committee members. Directors who are members of committees will initially be appointed up to a three-year term, and shall maintain such appointments only while a member of the Board. Non-director members of the committees shall maintain such appointment only while he or she is an employee of the Company. Each committee shall have a charter approved by the committee itself and shall designate a chair among its members.

(1)   Executive Committee

Credicorp’s Executive Committee is responsible for responding to management’s queries on business or operations that require guidance from the Board; making urgent decisions that correspond to the Board by submitting these decisions for ratification at its next session; and making decisions on other specific matters that the Board has delegated to it.

The Executive Committee is comprised of six directors and its number may be modified by agreement of the Board. The Chairman and Vice Chairman of the Board must be members of the committee. The current members of the Executive Committee are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (Vice Chairman, independent), Fernando Fort Marie (non-independent), Reynaldo Llosa Barber (non-independent), Juan Carlos Verme Giannoni (independent) and Benedicto Cigueñas Guevara (independent).

(2)  Audit Committee

Credicorp’s Audit Committee is responsible for assisting in the recommendation of independent external auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope of internal and external audits. The Audit Committee also (i) reviews compliance with our system of internal control and financial controls, (ii) reviews our annual financial statements before their presentation to regulatory bodies, (iv) maintains the integrity of the preparation of audits, (v) oversees compliance with applicable law and regulations, and (iv) establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp’s Complaint System. The current members of the Audit Committee are: Raimundo Morales Dasso (Chairman since July 2011, independent), Juan Carlos Verme Giannoni (independent) and Benedicto Cigüeñas Guevara (financial expert, independent).

The Board of Directors has also assigned the Audit Committee responsibility for overseeing the audit committee of all Credicorp subsidiaries, where permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee of all Credicorp subsidiaries, except Credicorp Capital Colombia (Colombia) and IM Trust (Chile) which are in the process of adopting corporate policies and procedures that conform to their respective local regulations, and BCP Bolivia, which has special audit committee requirements set by the local banking superintendent. Nevertheless, the Audit Committee receives periodic information from the chief audit executive of all Credicorp’s subsidiaries, including Credicorp Capital Colombia, IM Trust and BCP Bolivia. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries systems of internal control. During 2014, Audit Committee held twelve meetings.

(3)   Corporate Governance Committee

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

The Committee is comprised of four Directors of Credicorp or its subsidiaries. At least one member should be independent. The current members of the Corporate Governance Committee are: Dionisio Romero Paoletti (Chairman, non-independent); Juan Carlos Verme Giannoni (independent), Benedicto Cigüeñas Guevara (independent) and Eduardo Hochschild (independent Director of BCP).

(4)  Compensation Committee

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

The committee consists of three directors of Credicorp or its subsidiaries and Credicorp’s COO (who is not a member of the Board of Directors). The current members of the Compensation Committee are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Reynaldo Llosa Barber (non-independent).

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

(5)   Nominations Committee

Credicorp’s Nominations Committee is responsible for (i) proposing to the Board of Directors the selection criteria for director nominees; (ii) selecting and recommending nominees to the Board of Directors and to the shareholders at the Shareholder’s Annual General Meeting; and (iii) recommending nominees to fill vacancies in the Board of Directors.

The committee consists of three Directors. The current members of the Nominations Committee are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Reynaldo Llosa Barber (non-independent).

(6)   Risk Committee

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

The committee consists of three Directors of Credicorp or its subsidiaries and four executive officers of Credicorp or its subsidiaries. The current members of the Risk Committee are: Raimundo Morales Dasso (Chairman, independent), Dionisio Romero Paoletti (Chairman of the Board of Directors, non-independent) and Benedicto Cigüeñas Guevara (independent).

6. D	Employees

On December 31, 2014, Credicorp had 32,313 employees, distributed as set forth in the following table:

	At December 31,*
	2012	2013	2014
BCP (1)	21,774	22,657	27,750
Grupo Pacífico (2)	3,038	3,154	2,784
ASB	81	94	114
Prima AFP	876	708	669
Credicorp Peru (3)	771	1,006	984
Credicorp Securities	8	9	12
Total Credicorp	26,548	27,629	32,313
*	Includes full-time and part-time employees.
(1)	BCP includes BCP Miami Agency, BCP Panamá Agency, BCP Bolivia, MiBanco and Edyficar. Mibanco’s employees are included since 2014.
(2)	Does not include the employees of the acquired private hospitals.
(3)	Credicorp Capital Peru includes Credicorp Capital Bolsa, Credicorp Capital Fondos, Credicorp Capital Servicios Financieros, Credicorp Capital Colombia and Inversiones IMT.

All bank employees in Peru are given the option of belonging to an employee union. In July 2013, we were informed of the establishment of an employees’ union of BCP employees. The last strike by union employees occurred in 1991 and did not interfere with our operations.

The increase in BCP employees from 22,657 in 2013 to 27,750 in 2014 is primarily due to the acquisition of Mibanco in March 2014. Mibanco had 3,667 employees at the end of 2014.

6. E	Share Ownership

As of February 11, 2015, the Romero family (Dionisio Romero Paoletti and his family or companies owned or controlled by them) owned 12.75 million (13.51%) of our common shares. Mr. Luis Enrique Yarur is a controlling shareholder of BCI Chile, which owns 1.79 million (1.90%) of Credicorp’s common shares. None of our other directors or executive officers beneficially own more than 1% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions - 7.A Major Shareholders”. Other members of the Board of Directors that own our common shares are Mr. Raimundo Morales, Mr. Fernando Fort Marie, Mr. Reynaldo Llosa Barber, Mr. Juan Carlos Verme, Mr. Felipe Ortiz de Zevallos and Mr. Germán Suárez. Each of these directors own less than 1% of our total outstanding common shares. The two newly elected Directors, Mr. Benedicto Cigüeñas and Mr. Martín Pérez Monteverde, each also own less than 1% of our total outstanding common shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As of December 31, 2014, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and Grupo Pacífico were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 11, 2015.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,846	15.49%
Romero family (3)	12,755,096	13.51%

(1)	As a percentage of issued and outstanding shares (including shares held by ASHC).

(2)	As of February 11, 2015, Atlantic Security Bank (a subsidiary of ASHC) held 4,873,085 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instructions. ASB does not have the power to dispose of these shares. Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC and ASB each disclaims beneficial ownership of the shares.

(3)	Includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by them. Mr. Romero P. is the Chairman of the Board.

Voting rights of major sharehokders are not different from voting rights of other shareholders.

Approximately 10.20%% of Credicorp’s total issued and outstanding common shares are currently held in 2,705 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 11, 2015, 79,761,471 of common shares of Credicorp (excluding the 14,620,846 shares held by ASHC) were outstanding, of which approximately 73.17% were held in the United States. There were approximately 63 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

7. B	Related Party Transactions

(1) Credicorp

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

Credicorp’s consolidated financial statements as of December 31, 2012, 2013 and 2014 include transactions with related parties. For its 2012, 2013 and 2014 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its board of directors, (iii) its key executives (defined as the management of our holdings) and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2012, 2013 and 2014:

	2012	2013	2014
	(Nuevos soles in thousand)
Direct loans	1,143,300	995,724	1,240,841
Investments available-for-sale and trading securities	436,114	289,815	203,227
Deposits	605,906	265,396	72,985
Off-balance-sheet exposure	134,018	137,460	177,408
Interest income related to loans – income	20,020	25,220	31,614
Interest expense related to deposits - expense	16,960	6,893	7,143
Derivatives at fair value	(4,674)	347	(904)
Other income	5,447	9,348	5,775

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are guaranteed by collateral given by the related party. The loans to related companies as of December 31, 2014 have maturity dates ranging between January 2015 and October 2022 and an accrued annual interest average of 6.57% (and as of December 31, 2013 had a maturity between January 2014 and July 2021 and an accrued annual interest average of 8.43%). As of December 31, 2014, we recorded a S/.1.2 million (US$0.4 million) provision for doubtful debt in connection with loans to related parties and as of December 31, 2013 this provision amounted to S/.0.6 million (US$0.2 million). The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates.

As of December 31, 2012, 2013 and 2014, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries, as permitted by Peruvian Law No. 26702. This law regulates and limits certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2012, 2013 and 2014, direct loans to employees, directors and key management of Credicorp amounted to S/.630.4 million (US$247.2 million), S/.742.1 million (US$265.5 million) and S/.774.2 million (US$259.3 million), respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

Credicorp does not grant directors or key personnel loans that are guaranteed with its shares or shares of its other companies.

7. C	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8. A	Consolidated Statements and Other Financial Information

(1) Legal Proceedings

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

Madoff Trustee Litigation. On September 22, 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated estate of Bernard L. Madoff (the “Madoff Trustee”) filed a complaint against Credicorp’s subsidiary ASB (the “Madoff Complaint”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pending under adversary proceeding number 11-02730 (SMB). The Madoff Complaint seeks recovery of approximately US$120 million (equivalent to S/.358.3 million). This amount is alleged to be equal to amount of funds that ASB managed in Atlantic US Blue Chip Fund that were invested in Fairfield Sentry Fund Limited (hereafter “Fairfield Sentry”) and redeemed, along with returns thereon between the end of 2004 and the beginning of 2005. The Madoff Complaint further alleges that Fairfield Sentry was a “feeder fund” that invested in BLMIS; that the Madoff Trustee filed an adversary proceeding against Fairfield Sentry, seeking to avoid and recover the initial transfers of monies from BLMIS to Fairfield Sentry; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield Sentry and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities which, in turn, invested and redeemed funds from BLMIS. On August 28, 2014, the Madoff Trustee filed an omnibus motion (the “Omnibus Motion”) for leave to replead certain complaints and for limited discovery against certain defendants, including ASB. On October 21, 2014, the Madoff Trustee filed a notice of adjournment of the Omnibus Motion, and the Omnibus Motion remains pending, adjourned sine die. On December 10, 2014, the Bankruptcy Court entered an order concerning certain further proceedings in the Madoff Trustee Litigation (the “Proceedings Order”), which order extends ASB’s time to move, answer or otherwise respond to the Madoff Complaint to a date to be determined after the Bankruptcy Court makes certain rulings in connection with the Proceedings Order. Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint and intends to contest these claims vigorously.

In addition, ASB, as well as other defendants, filed a motion to withdraw the reference to Bankruptcy Court pursuant to an Administrative Order entered by the Bankruptcy Court on March 5, 2012 directing that all defendants to pending adversary proceedings brought by the Madoff Trustee file their motions to withdraw the reference no later than April 2, 2012. ASB’s management asserted that the Madoff Complaint against ASB raised several important issues that it believed required interpretation of federal, non-bankruptcy law and which interpretation should be addressed by a U.S. federal district court as opposed to a federal bankruptcy court and ASB filed its Motion to Withdraw the Bankruptcy Court Reference (the“Withdrawal Motion”) on or prior to April 2, 2012. The Federal District Court for the Southern District of New York (the “District Court”) established various consolidated briefing procedures and schedules which have directly impacted the action pending against ASB, including with respect to one or more of the other issues advanced in support of ASB’s Withdrawal Motion. The District Court has now ruled on many of those issues. To date, the District Court has declined to dismiss the complaints, but issued several rulings regarding legal standards that will apply to the litigation of the cases before the Bankruptcy Court, to which the Federal District Court remanded the cases. In particular, on April 27, 2014, the District Court ruled that the Madoff Trustee bears the burden of pleading particularized allegations that a defendant knew or willfully blinded itself to the fact that BLMIS was a fraud. On July 6, 2014, the District Court held that limits on the extraterritorial application of the U.S. Bankruptcy Code preclude the Madoff Trustee from relying on section 550(a) of the Code to pursue recovery of transfers made by a foreign (non-U.S.-based) transferor to a foreign transferee outside the United States. The impact of those rulings on the Madoff Trustee’s claims against ASB and other similarly situated defendants is currently the subject of ongoing consolidated briefing before the Bankruptcy Court, which will not be completed before the end of the second quarter of 2015. ASB’s deadline for responding to the Madoff Trustee’s complaint has been extended until after the Bankruptcy Court rules on certain issues as set forth in the Proceedings Order

Fairfield Litigation. On April 13, 2012, Fairfield Sentry Limited (In Liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed a complaint against ASB (the “Fairfield Complaint”) in the Bankruptcy Court, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank and Beneficial Owners of Accounts Held in the Name of Atlantic Security Bank 1-1000, Adv. Pro. No. 12-01550 (SMB) (the “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint seeks to recover the amount of US$115,165,423.28, reflecting ASB’s redemptions of certain investments in Fairfield Sentry, together with investment returns thereon. These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Trustee Litigation described above. Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of pending litigation in the British Virgin Island courts (the “BVI Litigation”) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry, was applied in the Fairfield v. ASB Adversary Proceeding, thereby indefinitely extending ASB’s time to answer, move or otherwise respond to the Fairfield Complaint until the stay is lifted. On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original Fairfield Complaint but adding additional allegations and causes of action. On April 16, 2014, the Privy Council of Great Britain delivered a judgment with respect to the pending BVI Litigation, finding that Fairfield could not recover. For now the Bankruptcy Court stay remains in effect, and ASB’s time to answer, move or otherwise respond to the Amended Complaint remains stayed pending further order of the Bankruptcy Court. Management believes it has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

Litigation against Banco de Crédito de Bolivia. On November 26, 2013, Mr. Marcelo Urbach, a former client of Credifondo SAFI Bolivia, a subsidiary of Banco de Crédito de Bolivia S.A. (BCP Bolivia), initiated a constitutional recourse against BCP Bolivia petitioning the reimbursement of almost US$31 million. He alleges that he has a right to a judgment with respect to his accounts in Credifondo SAFI Bolivia. BCP Bolivia has sustained that a constitutional recourse is a legal remedy to be used in case of violations of constitutional rights and not a lawsuit or a means to prove the existence or inexistence of debts or civil obligations and has asked the court to deny the recourse. On February 23, 2015, BCP Bolivia was notified that the Constitutional Tribunal had rejected the petition filed by Mr. Marcelo Urbach. The decision accepted the arguments of BCP Bolivia and denied the reimbursement of the US$31 million.

The decision is not subject to appeals or rehearing. Mr. Urbach has one case pending against BCP Bolivia which is directly related to the case that BCP Bolivia won in the Constitutional Tribunal inFebruary 2015. That case was initiated by Mr. Urbach in Santa Cruz (Bolivia) asking a criminal court to require that BCP Bolivia to pay the US$31 million because the payment had not been enforced in the Constitutional Recourse, having been suspended until de Constitutional Tribunal issue a final finding. Since the Constitutional Tribunal ruled in favor of BCP Bolivia in February 2015, the bank has filed that constitutional ruling in the court of Santa Cruz asking that the case be dismissed as it was accessory to the principal petition in which BCP Bolivia won. We expect the case to be dismissed during 2015 without any further complications.

(2)  Government Investigations

Neither we, nor any of our subsidiaries, are involved in any government investigation.

(3)   Dividend Policy

Pursuant to Bermuda law, we may declare and pay dividends from time to time provided that after payment of the dividends: (i) we are able to pay our liabilities as they become due, and (ii) the realizable value of our assets is not less than the aggregate value of our liabilities, issued share capital, and share premium accounts. We cannot make any assurances as to the amount of any dividends or as to whether any dividends will be paid at all, although we currently intend to declare and pay dividends annually, and our Board of Directors currently expects to authorize the payment of an annual dividend to all shareholders, that hold the total outstanding shares, of no less than 25% of our consolidated net income. However, our payment of dividends is subject to Bermuda law and to the discretion of our Board of Directors. The Board’s decision will depend on (i) general business conditions, (ii) our financial performance, (iii) the availability of dividends from our subsidiaries and any restrictions on their payment, and (iv) other factors that the Board may deem relevant.

We rely almost exclusively on dividends from our subsidiaries for the payment of our corporate expenses and for the distribution of dividends to holders of our common shares. Subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations, we are able to cause our subsidiaries to declare dividends. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected. Currently, there are no restrictions on the ability of Grupo Crédito, BCP, ASHC, Grupo Pacífico and Credicorp Capital or any of our other subsidiaries to pay dividends abroad. In addition, Grupo Crédito, BCP, and Grupo Pacífico intend to declare and pay dividends in Nuevos Soles.

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2000	94,382,317	US$	0.10	0.00
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00
2014	94,382,317	US$	2.1873	0.00

In its session held on February 25, 2015, the Board of Directors declared a cash dividend of S/.6.77 per Credicorp common share. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate of PEN/US$ 3.0952 registered by the Superintendency of Banks, Insurance and Pension Funds for the transactions at the close of business on February 25, 2015; and after rounding up the amount to four decimals. As a result, the cash dividend per share amounts to US$2.1873. The aforementioned cash dividend will be paid on May 15, 2015 to those shareholders that are registered as shareholders of Credicorp as of the close of business on April 21, 2015.

8. B	Significant changes

Agreement with Banmédica

Teaming up in a venture for the medical healthcare & insurance business with one of the top players in the Andean region was the result of careful business evaluation. The partnership reflects Credicorp’s strategy to capitalize on Pacifico’s in-depth knowledge of the Peruvian market, and Banmedica’s extensive know-how and successful experience in the health care business.

Banmédica was since identified as a sophisticated and important player in the Latin American market and is therefore a valuable partner for our strategy to offer increasingly higher standards of quality service and efficiency, satisfying the growing demand for health services and insurance nationwide.

Banmédica acquires the 50% share of the referred business through the contribution of its Peruvian assets (a High-end Clinic and Laboratory network) plus a cash portion of US$ 57 million, an amount that will be used to fund future operations in the healthcare market of Peru. Although, both parties will have the same number of members on the Board, which governs the relevant activities of Pacífico EPS, in case of a tie vote, the Chairman of the Board shall have the casting vote, being of nominated by Banmédica. Therefore, in accordance with IFRS, Credicorp will transfer the control of Pacífico EPS to Banmédica, which will direct the relevant activities of Pacífico EPS. As a result, since January 1, 2015 (transaction closed date), Pacífico EPS will become in an associate for Credicorp.

We view this partnership as a milestone in the development of the insurance and health-care business in Peru and believe it adds value to the corporation, more so in light of our future plans to capture the growth potential of this business segment.

Edyficar - Mibanco

At the General Shareholders' Meeting of Edyficar held on November 14, 2014, Edyficar’s shareholders approved the project of split of an equity block of Edyficar in favor of Mibanco. This project is part of the strategic objectives of Credicorp to consolidate its participation in the sector of the micro and small businesses. Also, this project allow take the best practices of the two institutions, which are both leaders in these segments, to combine best practices, and complements the implementation of the common mission of Edyficar and Mibanco to server as a vehicle to greater financial inclusion in Peru. This split took place in March 2015.

Edyficar will not be wound up, so that this entity may maintain its license as a financial company and continue as such.

ITEM 9.  THE OFFER AND LISTING

9. A	Offer and Listing Details

(1)   Price History of Credicorp’s Stock

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

	High		Low		Average Daily Volume
2010	US$	124.9	US$	69.02	253,573
2011	US$	117.31	US$	82.25	477,181
2012	US$	147.86	US$	103.01	272,320
2013	US$	163.33	US$	113.5	354,841
2014	US$	170.85	US$	123.57	310,434

2012
First quarter	US$	129.51	US$	103.01	272,304
Second quarter	US$	133.88	US$	117.22	258,480
Third quarter	US$	128.71	US$	112.09	290,887
Fourth quarter	US$	147.86	US$	124.19	267,531
2013
First quarter	US$	163.33	US$	140.61	286,386
Second quarter	US$	162.64	US$	123.41	342,229
Third quarter	US$	132.6	US$	113.5	439,157
Fourth quarter	US$	141.82	US$	124.55	347,315
2014
First quarter	US$	138.65	US$	123.45	410,338
Second quarter	US$	163.31	US$	136.85	337,127
Third quarter	US$	160.24	US$	146.9	252,734
Fourth quarter	US$	170.85	US$	146.54	246,638
2015
First quarter	US$	160.6	US$	134.08	328,108
Second quarter (through April 21)	US$	153.47	US$	143.09	252,815.14

Source: Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2010	124.8	69.4	6,114
2011	118.7	82.5	9,732
2012	146.7	102.8	5,523
2013	161.66	111.94	4,699
2014	169.67	124.6	4,862

2012
First quarter	128.9	102.8	9,418
Second quarter	130.9	115.3	4,341
Third quarter	128	112.2	4,049
Fourth quarter	146.7	124.5	3,911
2013
First quarter	158.8	140.7	6,438
Second quarter	161.7	122.8	6,373
Third quarter	132.9	111.9	3,226
Fourth quarter	140.9	125	2,812
2014
First quarter	137.9	123.3	9,550
Second quarter	159.5	137	4,812
Third quarter	159.6	147	2,257
Fourth quarter	169.67	148	2,743
2015
First quarter	157.99	135	7,022
Second quarter (through April 21)	153.25	145.7	2,592

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2014
October	161.21	146.54
November	169.7	158.39
December	170.85	148.52
2015
January	160.6	143.48
February	155.4	143
March	150	134.08
April (through April 21)	153.47	143.09

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2014
October	160.44	148
November	169367	158.7
December	169.5	150
2015
January	157.99	144
February	154.45	144.9
March	149.45	135
April (through April 21)	153.25	145.7

Source: Bloomberg

On April 21, 2015, the last sale price of our common shares on the New York Stock Exchange was US$149.02 per share. On April 21, 2015, the closing price of our common shares on the Lima Stock Exchange was US$148.4.

9. B	Plan of Distribution

Not applicable.

9. C	Markets

(1)  The Lima Stock Exchange

1.1  Trading

As of December 2014, there were 275 companies listed on the Bolsa de Valores de Lima (the Lima Stock Exchange). The Lima Stock Exchange is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows:

From the second Sunday of March through the first Sunday of November of each year:	Opening session:	08:20 a.m.	-	08:30 a.m.
	Trading:	08:30 a.m.	-	02:55 p.m.
	Closing session:	02:55 p.m.	-	03:00 p.m.
	Trading at closing price:	03:00 p.m.	-	03:10 p.m.
From the first Sunday of November through the second Sunday of March of each year:	Opening session:	09:00 a.m.	-	09:30 a.m.
	Trading:	09:30 a.m.	-	03:55 p.m.
	Closing session:	03:55 p.m.	-	04:00 p.m.
	Trading at closing price:	04:00 p.m.	-	04:10 p.m.

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

The Peruvian stock market capitalization amounted to US$120,763 million in 2014 compared to US$120,404 million in 2013 and US$153,404 million in 2012. According to the BVL, the first half of 2014 was marked by high price volatility, as a consequence of the risk aversion existing among investors, due to concerns about the situation of the Chinese economy, the decline of basic metals and ongoing geopolitical tension between Russia and the Ukraine. However, the outlook changed in June 2014, when the markets benefited from a reduction in the European Central Bank’s benchmark rate, further propelled by demand. Also, in June 2014, the Ministry of the Economy and Finance of Peru announced a reactivation plan launched by government to boost GDP growth by more than 1.5%; while in July, Moody’s rating agency increased Peru’s credit rating from “Baa2” to “A3”. Afterwards, the trend changed yet again, with a declining cycle evolving. The negative events supporting this behavior include the renewed concern about the Chinese economy, when negative indices were released, causing a fall in metal prices and the consequential impairment of the quotations of mining stocks, the most representative securities on the BVL

The total traded amount was US$7,617 million in 2012, US$6,002 million in 2013 and US$5,788 million in 2014. These figures are still far from the record level obtained in 2007, in which trading volume reached US$12,400 million. Resembling the typical volume distribution, 66.5% of the traded amount in 2014 was concentrated in equity securities, 18.4% was concentrated in fixed-income securities and 15.2% was concentrated in repurchase transactions.

The Índice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) closed at 14,794.32 points in 2014 (-6.09% year-over-year).

1.2   Market Regulation

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

On August 22, 1995, SMV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the Lima Stock Exchange. On October 25, 1995, we became the first non-Peruvian company to list our shares on the Lima Stock Exchange. See “Item 4. Information on the Company — 4.B Business Overview—(12) Supervision and Regulation”.

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

At our Annual General Shareholders’ Meeting held on March 31, 2005, we adopted an amendment to our Bye-laws that increased the number of our directors from six to eight. In addition, we removed provisions that established a classified board structure with staggered terms, adopting instead fixed three-year terms to be served until the end of the Annual General Shareholders’ Meeting for the year in which the three-year period expires.

10. C	Material Contracts

As of the date hereof, we have not, nor have our subsidiaries, entered into any material contracts.

10. D	Exchange Controls

We have been designated as a non-resident for Bermuda exchange control purposes and, therefore, there are no restrictions on our ability to transfer non-Bermuda funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

We rely almost exclusively on dividends from Grupo Crédito, BCP, ASHC, Grupo Pacífico, Credicorp Capital and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

Although substantially all of the clients of BCP, ASB and Grupo Pacífico are located in Peru, as of December 31, 2014, approximately 45.4% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio, and 41.8% of Grupo Pacífico’s written premiums were denominated in U.S. Dollars (51%, 100%, and 42.8% in 2013; and 59.9%, 100% and 43.6% in 2012, respectively). Most of the borrowers or insureds of these three companies use Nuevos Soles. Therefore, the devaluation of the Nuevo Sol during 2014 relatively increased the cost to the borrower of repaying its loans and the cost to the insured of making its premium payments.

One circumstance that could lead to devaluation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves compares favorably with those of other Latin American countries (US$ 62,308 million at December 31, 2014), there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company — 4.B Business Overview — (10) Peruvian Government and Economy”.

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

Bermuda regulation

As of the date of this report, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, or inheritance tax that we must pay or our shareholders must pay with respect to their shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain, or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures, or other obligations. This assurance, however, does not cover any tax applicable to persons who ordinarily reside in Bermuda or to any taxes that we must pay with respect to real property that we own or lease in Bermuda.

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,927.93 in 2014 (Bermuda annual government fee for 2015).

Peruvian regulation

On February 15, 2011, the Peruvian government enacted Law No. 29663. On July 21, 2011, Law No. 29663 was amended by Law No. 29757. This law, as amended, partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and expanding the type of income that will qualify as Peruvian-source income. Under the law, any transfer of shares issued by a non-resident entity will be subject to taxation in Peru (30% or 5%) if at any point during the 12 prior months to such transfer:

a.	50% or more of the fair market value of the foreign shares to be transferred is derived from shares or participation rights representing the equity capital of one or more Peruvian entities. There is a rebuttable presumption that the threshold is met if the non-resident entity is a resident in a tax haven.

b.	The shares to be transferred represent at least 10% or more of the equity capital of the non-resident entity.

The following two obligations were also imposed on Peruvian domiciled companies that have economic relationships with a non-Peruvian seller:

a.	Reporting to the Peruvian Tax Administration (SUNAT) transfers of its own shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares; and

b.	Each Peruvian domiciled company is jointly liable for the income tax not paid by a non-Peruvian domiciled transferor that is economically related -either directly or indirectly- to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

Supreme Decree N° 275-2013-EF, enacted by the Peruvian Government on November 7, 2013, defined the concept of economic relationship for purposes of the indirect transfer of Peruvian shares. A Peruvian domiciled company is considered to be economically related to a non-Peruvian domiciled transferor, if, at any time during the 12-month period prior the transfer one of the following circumstances occurs:

a.	The non-Peruvian domiciled transferor owns more than 10% of the equity of the Peruvian domiciled company, directly or through a third party.

b.	The shareholders of the Peruvian domiciled company that are also shareholders of the non-Peruvian domiciled transferor own more than 10% of the equity of each company.

c.	The Peruvian domiciled company and the non-Peruvian domiciled transferor have one or more common directors, managers or administrators, with power to decide on financial, operative and commercial agreements.

d.	The Peruvian domiciled company and the non-Peruvian domiciled transferor consolidate their financial statements.

e.	The non-Peruvian domiciled transferor has a dominant influence on the decisions of the administrative bodies of the Peruvian domiciled company or vice versa.

There is no similar Peruvian rule applicable to dividends. Dividends distributed by Credicorp will not be considered as Peruvian source income. Accordingly, dividends distributed by Credicorp will be subject to Peruvian taxation only in the following circumstances: i) when distributed to Peruvian residents; or ii) when distributed to foreign entities that qualify as Controlled Foreign Corporations under the Peruvian Income Tax regimen.

Reciprocal tax treaties

As of January 1, 2015 Peru has effective tax treaties with the following jurisdictions: Brazil, Canada, Chile, Mexico, Portugal, South Korea, Switzerland and the countries member of the Andean Community (Bolivia, Colombia and Ecuador). There is no treaty with Bermuda or the US.

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

We also seek to raise our interest margins by obtaining above-average market margins, net of allowances, through lending to commercial and retail borrowers with a range of credit products. Such exposures involve not just on-balance sheet loans and advances; we also enter into guarantees and other commitments such as letters of credit and performance bonds. We also trade in financial instruments where we take positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in equities, bonds, currencies and interest rates.

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

(1) Risk Management Structure

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

The Operational Risk Committee is mainly composed by the Chief Risk Officer, the Chief Corporate Audit Officer, the Head of the Risk Management and the Head of the Operational Risk Management.

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

Retail Banking Risk Division (RBRD)

The RBRD is responsible for ensuring the quality of the Retail Banking loan portfolio and developing credit standards in line with the guidelines and risk levels established by the Board of Directors.

Risk Management Division (RMD)

The RMD is responsible for ensuring that policies and risk management policies established by the Board of Directors are compliant and monitored. The RMD is composed by the Credit Risk Management Department, Market Risk Management Department, the Operational Risk Management Department and the Insurance Risk Management Department.

Treasury Risk Area (TRA)

The TRA is responsible for planning, coordinating and monitoring the compliance of the Treasury Division with risk measurement methodologies and limits approved by the Risk Management Committee. Also, it is responsible to assess the effectiveness of hedge derivatives and the valuation of investments.

Furthermore, the Chief Risk Office manages the risk from subsidiaries through the risk teams that operate in each of the subsidiaries.

(d)	Treasury Division: Treasury Division is responsible for managing Credicorp’s assets and liabilities and the overall financial structure. It is also primarily responsible for Credicorp’s management of funding and liquidity risks; as well as the investment, forward and spot portfolios, assuming the related liquidity, interest rate and exchange rate risks under the policies and limits currently effective.

(e)	Internal Audit Division: Risk management processes throughout Credicorp are monitored by the internal audit function, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit discusses the results of all assessments with Management, and reports its findings and recommendations to Credicorp’s Audit Committee and Board of Directors.

(2)	Risk Measurement and Reporting Systems

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

(3)	Risk Mitigation

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

(4)	Excessive Risk Concentration

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

(5)	Market Risk

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

The risks that trading portfolios face are managed through VaR historical simulation techniques; while non-trading portfolios are managed using ALM.

(6)	Trading Book

The trading book has liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where Credicorp acts as a principal with the clients or with the market. This portfolio includes investments and derivatives classified by management as held for trading.

6.1	Value at Risk (VaR)

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

The assessment of past movements has been based on historical one-year data and 127 market risk factors, which are composed as follows: 25 market curves, 95 stock prices, 5 mutual funds values and 2 volatility series. Credicorp applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Company believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which Credicorp’s trading book is exposed.

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

In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate (see Item 11. Quantitative and qualitative disclosures about market risk – (6) Trading Book - 6.2 Backtesting, - (7) ALM Book and - (9) Foreign Exchange Risk).

As of December 31, 2012, 2013 and 2014, our VaR by type of asset were as follows:

	2012	2013	2014
	Nuevos Soles in thousand
Equity investments	7,035	19,870	8,358
Debt investments	5,893	16,499	7,970
Swaps	788	23,277	4,160
Forwards	4,771	6,236	22,941
Options	125	967	717
Diversification effect	-12,653	-40,522	-19,834
Consolidated VaR by type of asset (1)	5,959	26,326	24,312

(1)	Amplified to the Holding, 10 days period.

As of December 31, 2012, 2013 and 2014, our VaR by risk type were as follows:

	2012	2013	2014
	Nuevos Soles in thousand
Interest rate risk	7,107	30,057	24,590
Price risk	7,035	19,870	8,358
Volatility risk	3	64	92
Diversification effect	-8,186	-23,665	-8,728
Consolidated VaR by risk type (1)	5,959	26,326	24,312

(1)	Amplified to the Holding, 10 days period.

The information disclosed in these charts addresses the VaR calculation for the entire consolidated Group. However, minimum, maximum and average VaR calculations are estimated only for BCP’s trading book. The reason for this is that, although there is a daily VaR calculation for all subsidiaries with trading book positions, the entire Group are consolidated once a year in order to calculate a VaR for reporting purposes, Credicorp calculates VaR on a daily basis only for BCP. Therefore, since there is not a sufficient sample for the Group, minimum, maximum and average VaR are calculated only for the BCP subsidiary. Nonetheless, the Company believes it is relevant information considering that BCP’s trading risk is very close to the total trading risk of the Group’s portfolio.

For the years ended December 31, 2013 and 2014, the BCP’s consolidated VaR is as follows:

	2013	2014
	Nuevos Soles in thousand
Average daily	20,957	14,832
Highest	45,788	26,562
Lowest	6,884	4,364

6.2	Backtesting

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

VaR Backtesting – VaR (1-Day, 99% in millions of dollars) – 2014:

During 2014, BCP recorded two-backtesting exceptions, when actual losses exceeded daily VaR. According to the selected test, we believe that the VaR model is statistically correct. The exceptions were due to the interest rate differential volatility between Nuevos Soles and U.S. Dollars rates. During 2013, BCP recorded five exceptions.

6.3	Stress test

A stress test is calculated for the Group. The test calculates the maximum loss that the Group incurs in light of daily shocks to the market from March 18, 2008 until the effective date of the stress test. The maximum loss is considered the outcome for the Stress test.

The methodology for the stress test assumes a certain “holding period” until positions can be closed (1 - 10 days). The time horizon used to calculate the losses is one day; however, the final figures are amplified to a 10-day time frame and the final calculation is determined by multiplying the one-day losses times the square root of 10. This adjustment will be exact only if the changes in the portfolio in the following days have a normal distribution that is identical and independent; otherwise, the worst loss of 10 days will be an approximation.|

The results of our stress test as of December 31, 2012, 2013 and 2014, by type of asset, were as follows:

	2012	2013	2014
	Nuevos Soles in thousand
Equity investments	25,301	75,093	41,948
Debt investments	14,163	19,504	24,498
Swaps	7,191	34,996	8,190
Forwards	24,592	16,460	51,511
Options	439	1,996	1,868
Diversification effect	-36,644	-71,337	-45,047
Consolidated VaR by type of asset	35,045	76,712	82,969

The results of our stress test as of December 31, 2014, 2013, 2012 by risk type, were as follows:

	2012	2013	2014
	Nuevos Soles in thousand
Interest rate risk	27,499	33,724	60,968
Price risk	25,301	75,074	41,953
Volatility risk	8	123	157
Diversification effect	-17,763	-32,210	-20,110
Consolidated VaR by risk type	35,045	76,712	82,969

(7)	ALM Book

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

The table below summarizes our exposure to interest rate risks. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2012
Marginal gap	Up to 1	1 to 3	3 to 12	1 to 5 years	More than 5	Non-interest	Total
	month	months	months		years	bearing
Accumulated gap	Nuevos Soles in thousand
Assets
Cash and due from banks	16,832,004	83,543	125,684	49,246	-	2,924,740	20,015,218
Receivables from reverse repurchase agreements and security borrowing	3,059,235	1321	-	-	-	-	3,060,556
Investments	837,486	3,275,988	4,867,606	3,333,143	4,820,051	2,878,404	20,012,678
Loans, net	6,561,946	14,881,127	10,858,005	13,139,173	7,529,936	-	52,970,186
Financial assets designated at fair value through profit and loss	1887	10	7,183	12,959	29,101	222,062	273,202
Premiums and other policies receivables	-	-	-	-	-	469,157	469,157
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	427,023	427,023
Other assets	-	-	-	-	-	6,804,639	6,804,639
Total assets	27,292,558	18,241,989	15,858,478	16,534,521	12,379,087	13,726,025	104,032,659
Liabilities
Deposits and obligations	16,799,257	3,106,938	19,951,848	4,250,006	305,442	16,889,581	61,303,071
Payables from repurchase agreements and security lending	2,798,263	1,117,757	873,750	-	-	-	4,789,770
Due to banks and correspondents	1,003,448	1,676,373	1,925,411	1,532,213	687,954	24,567	6,849,966
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	174,767	174,767
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	245,116	245,116
Technical, insurance claims reserves and reserves for unearned premiums	72,022	69,763	204,933	916,039	1,788,797	1,066,693	4,118,247
Bonds and notes issued	1,647,285	37,248	135,441	3,601,556	6,753,843	22,267	12,197,639
Other liabilities	-	-	-	-	-	3,222,478	3,222,478
Equity	-	-	-	-	-	11,131,604	11,131,604
Total liabilities and equity	22,320,275	6,008,078	23,091,382	10,299,815	9,536,036	32,777,073	104,032,659
Off-Balance sheet items
Derivatives assets	931,612	1,143,020	604,189	794,636	250,038	-	3,723,495
Derivatives liabilities	443,680	777,890	668,279	1,361,450	472,196	-	3,723,495
	487,932	365,129	-64,089	-566,814	-222,159	-	-
Marginal gap	5,460,216	12,599,040	-7,296,993	5,667,893	2,620,893	-19,051,047	-
Accumulated gap	5,460,216	18,059,256	10,762,262	16,430,155	19,051,047	-	-

	As of December 31, 2013
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Nuevos Soles in thousand
Assets
Cash and due from banks	16,904,831	340,557	166,423	-	-	4,351,119	21,762,929
Receivables from reverse repurchase agreements and security borrowing	1,080,536	13,092	-	-	-	-	1,093,628
Investments	2,113,540	2,210,585	3,798,696	3,096,463	5,258,452	3,910,099	20,387,834
Loans, net	7,437,621	15,987,028	12,972,621	16,189,283	9,511,726	-	62,098,279
Financial assets designated at fair value through profit and loss	-	-	31,416	7,057	25,429	235,934	299,836
Premiums and other policies receivables	-	-	-	-	-	576,050	576,050
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	578,722	578,722
Other assets	-	-	-	-	-	7,296,943	7,296,943
Total assets	27,536,527	18,551,262	16,969,155	19,292,803	14,795,606	16,948,866	114,094,220
Liabilities
Deposits and obligations	15,634,084	4,411,997	23,971,513	5,585,304	414,518	18,389,160	68,406,577
Payables from repurchase agreements and security lending	1,813,729	622,807	1,083,781	-	-	-	3,520,316
Due to banks and correspondents	411,089	1,595,104	2,553,101	1,829,780	756,296	27,637	7,173,007
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	119,553	119,553
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	232,496	232,496
Technical, insurance claims reserves and reserves for unearned premiums	94,214	77,466	232,259	1,107,038	2,237,875	1,235,862	4,984,715
Bonds and notes issued	259,180	20,339	248,230	2,471,023	8,567,318	2,567,428	14,133,518
Other liabilities						3,180,931	3,180,931
Equity	-	-	-	-	-	12,343,106	12,343,106
Total liabilities and equity	18,212,295	6,727,713	28,088,884	10,993,146	11,976,008	38,096,174	114,094,220
Off-Balance sheet items
Derivatives assets	612,301	2,303,835	929,245	17,930	292,620	-	4,155,930
Derivatives liabilities	13,947	626,807	639,982	1,164,159	1,711,035	-	4,155,930
	598,354	1,677,028	289,263	-1,146,230	-1,418,415	-	-
Marginal gap	9,922,585	13,500,577	-10,830,466	7,153,428	1,401,184	-21,147,308	-
Accumulated gap	9,922,585	23,423,162	12,592,696	19,746,124	21,147,308	-	-

	As of December 31, 2014
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Nuevos Soles in thousand
Assets
Cash and due from banks	16,358,372	358,152	154,005	66,456	-	4,752,481	21,689,466
Receivables from reverse repurchase agreements and security borrowing	3,614,909	987,494	941,000	-	-	-	5,543,403
Investments	1,527,716	1,333,238	2,714,090	4,519,851	7,670,357	3,176,377	20,941,629
Loans, net	9,631,619	12,992,378	19,327,405	25,950,939	8,427,967	192,198	76,522,506
Financial assets designated at fair value through profit and loss	-	-	-	-	-	297,100	297,100
Premiums and other policies receivables	-	-	-	-	-	578,296	578,296
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	468,137	468,137
Other assets	-	-	-	-	-	8,793,835	8,793,835
Total assets	31,132,616	15,671,262	23,136,500	30,537,246	16,098,324	18,258,424	134,834,372
Liabilities
Deposits and obligations	1,271,691	7,016,884	13,170,837	27,484,056	3,630,899	24,472,602	77,046,969
Payables from repurchase agreements and security lending	1,554,739	370,895	4,966,344	1,416,492	-	-	8,308,470
Due to banks and correspondents	52,698	2,099,478	2,505,689	2,955,196	1,173,627	430,652	9,217,340
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	220,910	220,910
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	397,201	397,201
Technical, insurance claims reserves and reserves for unearned premiums	72,995	29,173	111,204	441,168	1,122,184	3,620,335	5,397,059
Bonds and notes issued	10,166	22,283	107,284	4,208,590	10,586,308	169,962	15,104,593
Other liabilities	-	-	-	-	-	4,515,805	4,515,805
Equity	-	-	-	-	-	14,626,025	14,626,025
Total liabilities and equity	2,962,289	9,538,713	20,861,358	36,505,502	16,513,018	48,453,492	134,834,372
Off-Balance sheet items
Derivatives assets	426,817	1,724,532	297,406	-	7,893,519	-	10,342,274
Derivatives liabilities	1,356,238	3,835,727	2,381,439	1,226,936	1,541,934	-	10,342,274
	-929,421	-2,111,195	-2,084,033	-1,226,936	6,351,585	-	-
Marginal gap	27,240,906	4,021,354	191,109	-7,195,192	5,936,891	-30,195,068	-
Accumulated gap	27,240,906	31,262,260	31,453,369	24,258,177	30,195,068	-	-

(8) Sensitivity to Changes in Interest Rates

The following table presents the sensitivity of our consolidated income statement and consolidated statement of comprehensive income (before tax and non-controlling interest) to a reasonable possible change in interest rates, with all other variables held constant.

The sensitivity of the consolidated income statement reflects the effect of the assumed changes in interest rates on the net interest income for one year before income tax and non-controlling interest, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2014 and 2013, including the effect of derivatives instruments. The sensitivity of consolidated comprehensive income is calculated by revaluing, at various interest rates, our fixed rate available-for-sale financial assets before income tax and non-controlling interest. The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2012, 2013 and 2014:

	As of December 31, 2012
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of Comprehensive income
			Nuevos Soles in thousand
Peruvian Currency	+/-	50	-/+	1,331	-/+	152,255
Peruvian Currency	+/-	75	-/+	1,996	-/+	228,381
Peruvian Currency	+/-	100	-/+	2,660	-/+	304,508
Peruvian Currency	+/-	150	-/+	3,992	-/+	456,764
U.S. Dollar	+/-	50	+/-	68,619	-/+	222,964
U.S. Dollar	+/-	75	+/-	102,928	-/+	334,445
U.S. Dollar	+/-	100	+/-	137,237	-/+	445,929
U.S. Dollar	+/-	150	+/-	205,859	-/+	668,891

	As of December 31, 2013
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of Comprehensive income
			Nuevos Soles in thousand
Peruvian Currency	+/-	50	-/+	640	-/+	134,195
Peruvian Currency	+/-	75	-/+	959	-/+	201,293
Peruvian Currency	+/-	100	-/+	1,277	-/+	268,391
Peruvian Currency	+/-	150	-/+	1,917	-/+	402,586
U.S. Dollar	+/-	50	+/-	50,489	-/+	192,682
U.S. Dollar	+/-	75	+/-	75,733	-/+	289,023
U.S. Dollar	+/-	100	+/-	100,978	-/+	385,364
U.S. Dollar	+/-	150	+/-	151,467	-/+	578,046

	As of December 31, 2014
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			Nuevos Soles in thousand
Peruvian Currency	+/-	50	-/+	26,524	-/+	135,351
Peruvian Currency	+/-	75	-/+	39,786	-/+	203,026
Peruvian Currency	+/-	100	-/+	53,048	-/+	272,792
Peruvian Currency	+/-	150	-/+	79,573	-/+	409,188
U.S. Dollar	+/-	50	+/-	40,268	-/+	112,926
U.S. Dollar	+/-	75	+/-	60,402	-/+	169,390
U.S. Dollar	+/-	100	+/-	80,536	-/+	225,853
U.S. Dollar	+/-	150	+/-	120,804	-/+	338,779

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

Our positions held in equity securities, mutual funds and hedge funds are not considered part of investment securities for sensitivity calculation purposes; however, presented below is a table that demonstrates how our expected unrealized gain or loss (before income taxes) on equity securities, mutual funds, and hedge funds (as of December 31, 2013 and December 31, 2014) would correspond to changes in market prices of these securities at the 10%, 25% and 30% levels:

Market price	Changes in		2012	2013	2014
sensitivity	market prices %		Nuevos Soles in thousand
Equity securities	+/-	10	159,135	164,380	157,709
Equity securities	+/-	25	397,841	410,949	394,272
Equity securities	+/-	30	477,408	493,139	473,126
Mutual funds	+/-	10	37,717	21,644	16,367
Mutual funds	+/-	25	94,289	54,114	40,916
Mutual funds	+/-	30	113,149	64,936	49,100
Hedge funds	+/-	10	6,388	9,154	14,027
Hedge funds	+/-	25	15,971	22,880	35,068
Hedge funds	+/-	30	19,163	27,458	42,081

Commitments in liabilities at fair value (short sales) are related to fixed income and equity financial instruments, and have maturities of one month or less; therefore, the Group expects minimal price fluctuations. As a result, the Group is not subject to significant price risk on these financial liabilities.

(9) Foreign Exchange Risk

Our financial position and cash flows are exposed to foreign currency exchange rates. Our management sets limits on the level of total exposure to foreign currencies, which are monitored daily.

Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2014, 2013 and 2012, the Group’s assets and liabilities by currencies were as follows:

2012	Peruvian currency	U.S. Dollars	Other currencies	Total
	Nuevos Soles in thousand
Monetary assets -
Cash and due from banks	7,168,310	12,405,600	441,308	20,015,218
Receivables from reverse repurchase agreements and security borrowings	-	19,125	3,041,431	3,060,556
Trading securities	93,220	179,535	177,959	450,715
Available-for-sale investments	10,283,709	6,248,474	391,665	16,923,848
Investments held-to-maturity	279,393	382,747	-	662,141
Loans, net	22,265,241	28,912,614	1,792,331	52,970,186
Financial assets designated to fair value through profit or loss	73,746	199,456	-	273,202
Other assets	1,461,887	651,048	308,509	2,421,444
	41,625,506	48,998,599	6,153,204	96,777,309
Monetary liabilities -
Deposits and obligations	-31,363,926	-27,641,289	-2,297,856	-61,303,071
Payables from repurchase agreements and security lending	-300,000	-1,661,743	-2,828,027	-4,789,770
Due to bank and correspondents	-1,663,212	-4,680,627	-506,127	-6,849,966
Financial liabilities designated at fair value through profit or loss	0	-	-245,116	-245,116
Insurance claims reserves and technical reserves	-1,484,880	-2,633,367	-	-4,118,247
Bonds and notes issued	-2,130,941	-9,737,134	-329,565	-12,197,639
Other liabilities	-1,445,888	-1,094,526	-295,902	-2,836,317
	-38,388,848	-47,448,686	-6,502,592	-92,340,126
	3,236,659	1,549,913	-349,388	4,437,184
Forwards position, net	813,121	-1,466,791	653,670	-
Currency swaps position, net	167,744	-95,538	-72,206	-
Cross-currency swaps position, net	-73,624	-153,821	227,445	-
Options, net	-46,611	46,611	-	-
Net monetary position	4,097,289	-119,626	459,520	4,437,184

2013	Peruvian currency	U.S. Dollars	Other currencies	Total
	Nuevos Soles in thousand
Monetary assets -
Cash and due from banks	5,371,112	15,749,308	642,509	21,762,929
Receivables from reverse repurchase agreements and security borrowings	-	-	1,093,628	1,093,628
Trading securities	1,093,292	244,646	162,107	1,500,046
Available-for-sale investments	7,938,949	7,047,783	627,726	15,614,458
Held-to-maturity investments	273,563	403,414	-	676,977
Loans, net	29,008,338	30,605,926	2,484,014	62,098,279
Financial assets designated to fair value through profit or loss	80,641	219,195	-	299,836
Other assets	360,398	671,750	1,594,413	2,626,562
	44,126,294	54,942,022	6,604,398	105,672,714
Monetary liabilities -
Deposits and obligations	-31,854,618	-33,373,002	-3,178,958	-68,406,577
Payables from repurchase agreements and security lending	-1,251,383	-1,492,932	-776,001	-3,520,316
Due to bank and correspondents	-2,625,525	-4,075,666	-471,816	-7,173,007
Financial liabilities designated at fair value through profit or loss	0	-	-119,553	-119,553
Insurance claims reserves and technical reserves	-1,877,175	-3,107,540	-	-4,984,715
Bonds and subordinated notes issued	-2,067,643	-12,037,062	-28,814	-14,133,518
Other liabilities	-1,660,820	-852,998	-340,727	-2,854,545
	-41,337,164	-54,939,199	-4,915,868	-101,192,232
	2,789,131	2,823	1,688,529	4,480,483
Forwards position, net	-1,681,153	1,637,124	44,030	-
Currency swaps position, net	-119,609	-72,030	191,639	-
Cross-currency swaps position, net	596,727	-596,727	-	-
Options, net	308,848	-308,848	-	-
Net monetary position	1,893,942	662,342	1,924,198	4,480,483

2014	Peruvian currency	U.S. Dollars	Other currencies	Total
	Nuevos Soles in thousand
Monetary assets -
Cash and due from banks	3,858,953	17,062,695	767,818	21,689,466
Receivables from reverse repurchase agreements and security borrowings	-	3,786,094	1,757,309	5,543,403
Trading securities	2,057,616	266,874	201,480	2,525,970
Available-for-sale investments	5,360,864	6,664,918	1,007,466	13,033,248
Held-to-maturity investments	2,146,065	521,598	-	2,667,663
Loans, net	39,785,150	33,326,754	3,410,602	76,522,506
Financial assets designated to fair value through profit or loss	94,043	203,057	-	297,100
Other assets	1,104,492	1,106,148	887,003	3,097,643
	54,407,183	62,938,138	8,031,678	125,376,999
Monetary liabilities -
Deposits and obligations	-35,484,242	-37,022,996	-4,539,731	-77,046,969
Payables from repurchase agreements and security lending	-4,625,291	-2,372,688	-1,310,491	-8,308,470
Due to bank and correspondents	-2,441,640	-6,500,575	-275,125	-9,217,340
Financial liabilities designated at fair value through profit or loss	-	-	-397,201	-397,201
Insurance claims reserves and technical reserves	-2,137,497	-3,259,562	-	-5,397,059
Bonds and subordinated notes issued	-2,220,670	-12,850,747	-33,176	-15,104,593
Other liabilities	-1,748,432	-1,047,848	-734,620	-3,530,900
	-48,657,772	-63,054,416	-7,290,344	-119,002,532
	5,749,411	-116,278	741,334	6,374,467
Forwards position, net	3,209,468	-3,155,171	-54,297	-
Currency swaps position, net	-1,988,707	2,534,394	-545,687	-
Cross-currency swaps position, net	-422,487	447,901	-25,414	-
Options, net	-93,536	93,536	-	-
Net monetary position	6,454,149	-195,618	115,936	6,374,467

We manage foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure its performance in Nuevos Soles (since 2014 considering its change in functional currency, before it was measure in U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of the Nuevo Soles with respect to this currency would affect positively our consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated income statement.

As of December 31, 2014, Credicorp’s net foreign exchange balance is the sum of its positive open non-Nuevo Soles positions (net long position) less the sum of its negative open non-Nuevo Soles positions (net short position); as of December 31, 2013, the Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions. Any devaluation/revaluation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which Credicorp had significant exposure as of December 31, 2014 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Nuevos Soles (the 2014 functional currency), with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2014
	%	Nuevos Soles in thousand
Depreciation -
U.S. Dollar	5	9,315
U.S. Dollar	10	17,783

Appreciation -
U.S. Dollar	5	(10,296)
U.S. Dollar	10	(21,735)

Due to the change in functional currency in 2014 in 2013 the sensitivity analysis is calculated over the Nuevos Soles, the currency to which Credicorp had significant exposure as of December 31, 2013 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against U.S. Dollar (functional currency in 2013), with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase. The table below shows the sensibility analysis of the Nuevos Soles as of December 31, 2013:

Sensitivity Analysis	Change in Currency Rates	2013
	%	Nuevos Soles in thousand
Depreciation -
Nuevos soles	5	(90,089)
Nuevos soles	10	(171,988)

Appreciation -
Nuevos soles	5	99,572
Nuevos soles	10	210,207

Effective as from January 1, 2014, the functional currency for Credicorp’s Peruvian subsidiaries is the Nuevos Soles. For further information on the change in functional currency of Peruvian subsidiaries. See “Item 5A Operating Results – (1) Critical accounting policies – 1.2 Foreign Currency Traslation” and see “Item 3. Key information - 3D Risk Factors”.

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

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2014. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework version 2013. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and concluded that, as of December 31, 2014, our internal control over financial reporting was effective, which means that each of the relevant components and principles are present and functioning and the five components operates together in a integrated manner. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

Based on common practices among SEC registrants and due to the fact that the acquisition of Mibanco did not extend beyond one year from the date of the acquisition, management’s assessment of and conclusion on the effectiveness of the internal control over financial reporting did not include the internal control of such entity included in the consolidated financial statements of Credicorp Ltd. and its subsidiaries. Mibanco constituted S/.5,575.1 million of total assets and S/.434.3 million of net assets as of December 31, 2014, and S/.675.7 million of interest and similar income and S/.56.2 million of net loss, for the year ended.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Paredes, Zaldívar, Burga & Asociados (member firm of EY Global), our independent registered public accounting firm, as stated in their report included herein, and it has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014.

15. C	Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited Credicorp Ltd. and Subsidiaries (hereinafter “Credicorp”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Credicorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Credicorp’s internal control over financial reporting based on our audit.

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

As indicated in the Item 15(B) of Credicorp’s Annual Report on Form 20-F, Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Mibanco, Banco de la Microempresa S.A. which is included in the consolidated financial statements of Credicorp Ltd. and Subsidiaries and constituted S/.5,575.1 million of total assets and S/.434.3 million of net assets as of December 31, 2014 and S/.675.7 million of interest and similar income and S/.56.2 million of net loss, for the year then ended. Our audit of internal control over financial reporting of Credicorp Ltd. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of Mibanco.

In our opinion, Credicorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Credicorp as of December 31, 2014 and 2013, the opening consolidated statement of financial position as of January 1, 2013 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows, for each year ended December 31, 2014, 2013 and 2012, and our report dated April 28, 2015, expressed an unqualified opinion thereon.

Lima, Perú,

April 28, 2015

/S/ Paredes, Zaldívar, Burga & Asociados S.C.R.L

Countersigned by:

/S/ JUAN PAREDES

Juan Paredes C.P.C.C. Register Nº22220

15. D	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, internal control over financial reporting. Nevertheless, it is important to note, as stated in Item 15. Controls and procedures - 15. B Management’s Annual Report on Internal Control over Financial Reporting, Credicorp aligned its policies, procedures and assessment of the internal control over financial reporting to the COSO 2013 framework.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At the Annual General Meeting of Shareholders held on March 31, 2014, Shareholders elected the new Directors of Credicorp as explained in Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management. Furthermore the Board of Directors in its meeting held on April 23, 2014 appointed the following members to its Audit Committee: Mr. Raimundo Morales (Chairman since July 2011), Mr. Juan Carlos Verme Giannoni and Mr. Benedicto Cigüeñas Guevara (financial expert).

Our Board of Directors also determined that Mr. Morales, Mr. Verme and Mr. Cigüeñas are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual.

Mr. Cigüeñas, our Audit Committee Financial Expert is an economist has a Master degree from the Colegio de México. Mr. Cigüeñas has completed studies in Statistics and Economics at the Centro Interamericano de Enseñanza del Estado, Chile; and the Advanced Management Program at the Universidad de Piura, Peru. Mr. Cigüeñas became a Credicorp’s director on March 31, 2014. He served as Financial Economic Advisor and as Chief Financial Officer of BCP (1992 – April 2004). He held the position of Regional CEO of Extebandes and CEO of Banco Continental del Peru. He served as CEO and CFO of Banco de la Nación del Perú, and Vice-minister of the Peru Ministry of Economy and Finance. Also, he was an executive at Peruvian Central Bank, and Director of Banco Exterior de los Andes (Extebandes).

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

Furthermore, the Board of Directors, in accordance with the proposal of the Audit Committee, in 2013 engaged in a process to select and appoint the company that will act as our independent external auditor for a period of 5 years starting in 2015. The companies invited to participate in the selection process were the four most prominent auditors with operations in the countries where Credicorp’s subsidiaries operate: EY, PricewaterhouseCoopers, KPMG, and Deloitte. After analyzing the proposals, the Audit Committee agreed to recommend EY to serve as the independent external auditor of Credicorp and its subsidiaries for the financial year 2014 and Gaveglio Aparicio y Asociados LLP, a member firm of PricewaterhouseCoopers for a period of 5 years starting on January 1, 2015 and ending on December 31, 2019. The Board of Directors’ continuos support of PricewaterhouseCoopers during this term is subject to satisfactory performance by the firm, which will be evaluated at the end of each year during its appointment.

At the Annual General Meeting of Shareholders held on March 31, 2015, the shareholders of Credicorp approved the designation Gaveglio Aparicio y Asociados S. Civil de R.L., a member firm of PricewaterhouseCoopers, to act as independent external auditors of Credicorp for a period of 1 year in accordance with the proposal and recommendation of the Audit Committee to the Board of Directors, and authorized the Board of Directors to approve the auditor’s fees (the Board of Directors has in turn delegated that function to the Audit Committee).

The following table sets forth, for each of the years indicated, the fees paid to our independent external auditor, Paredes, Zaldívar, Burga & Asociados S.C.R.L., a member of EY Global, for the audit of our financial statements for the years ended December 31, 2012, 2013 and 2014.

	Years ended December 31,
	2012	2013	2014
	(Nuevos soles in thousand)

Audit	11,856	11,960	12,278
Audit – Related	2,119	689	365
Tax	1,483	1,137	642
All Other	4,513	646	1,677
Total	19,971	14,432	14,962

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

During 2014, other fees correspond to the review of Process of Management of Special Conditions (Corporate Banking). Also, other fees related to 2013 correspond to legal advisory services and training programs for officials and employees of Credicorp and 2012 mainly include expenses advisory services rendered by EY related to the diagnosis and identification of improvements to the controls of the cyclical process of revenue of Banco de Crédito del Perú.

Audit fees corresponding to “Taxes” and “All other” to be paid in 2014, 2013 and 2012 were subject to the aforementioned 35% limit and represented 16%, 12% and 30%, respectively, of the total auditor’s fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2014, as part of their core businesses, our affiliates, Prima AFP, Atlantic Security Bank, Credicorp Capital Sociedad Administradora de Fondos, Pacifico Peruano Suiza and Credicorp Capital Bolsa made purchases in open-market transactions on behalf of our clients. Furthermore, the following purchases were made for the 2014 supplementary senior management remuneration plan, as explained in notes 3(x)(ii) and 19(b) of the financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
March 2014	126,750	US$	125.55

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

16G. A	The New York Stock Exchange – Corporate Governance

The NYSE’s corporate governance rules, codified in Section 303A of the NYSE’s Listed Company Manual, apply, with certain limited exceptions, in full to companies listing common equity securities. The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards:

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the board of directors must be “independent directors”, as defined by the NYSE.	Credicorp is not required under Bermuda Law to maintain a board of directors with a majority being independent directors. As of March 31, 2015, four Directors out of eight are independent.
303A.02	A director cannot be “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company. In addition, a director is not independent if the director:	Credicorp has adopted an “independence” standard that is different than the standard established by the NYSE. Credicorp’s independence standard incorporates the SEC’s minimum independence requirements applicable to directors serving on audit committees. The definition of independence is included in Credicorp’s Corporate Governance Policy. There is no similar requirement under Bermuda law.

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

There is no similar requirement under Bermuda law.

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	Under Bermuda law, compensation of executive officers need not be determined by an independent committee. However, Credicorp has established a Compensation Committee that reviews and approves the compensation and benefits for Credicorp’s executive officers and other key executives of Credicorp and its subsidiaries. The Committee must consist of at least three directors of Credicorp or its subsidiaries and BCP’s CEO. Although the Compensation Committee does not currently have a separate charter, Credicorp’s Corporate Governance Policy establishes minimum requirements for the committee, and provides that the committee must consist of at least three directors of Credicorp or its subsidiaries and BCP’s CEO.
303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Credicorp has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. There is no similar requirement under Bermuda law.
303A.07	Listed companies must have an audit committee with at least three members, and all members of the committee must satisfy the “independence” requirements set forth in Section 303A.02 of the NYSE Listed Company Manual (described above). The audit committee must also have a written charter that addresses specific minimum requirements, and listed companies must have an internal audit function.	In accordance with NYSE rules, Credicorp has formed an Audit Committee responsible for advising the board regarding the selection of independent auditors and evaluating Credicorp’s internal controls. Credicorp’s Audit Committee has three members and the members comply with the NYSE’s standards of independence for domestic issuers. Credicorp’s board of directors has adopted an audit committee charter. There is no similar requirement under Bermuda law.
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Bermuda law, Credicorp is not required to obtain shareholder consent prior to adopting share compensation plans.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices
303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Credicorp has adopted a set of corporate governance guidelines.
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Credicorp has adopted and published a Code of Ethics for directors, officers and employees and has adopted a Code of Ethics for professionals with financial responsibility. Both Codes are published on Credicorp’s website (www.credicorpnet.com)
303A.12	Each listed company must submit an executed written affirmation annually to the NYSE. Each listed company CEO must (i) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary and (ii) promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	As a NYSE listed company, Credicorp must submit an executed written affirmation annually to the NYSE, and its CEO must promptly notify the NYSE in writing after any executive officer of Credicorp becomes aware of any non-compliance with any applicable provisions of Section 303A. There is no similar requirement under Bermuda law.

16G. B	Bermuda Law – Corporate Governance

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

Although we are a holding company whose principal subsidiaries (Grupo Crédito, BCP, and Grupo Pacífico) are incorporated under and subject to the laws of Peru, we are registered in Peru as a foreign issuer and are consequently only subject to Peruvian regulations applicable to foreign issuers. There are no corporate governance provisions under Peruvian law applicable to us that are similar to the provisions of Section 303A of the NYSE’s Listed Company Manual.

ITEM 16 H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2014, 2013 and 2012 together with the Report of Independent Registered Public Accounting Firm

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
Dated: April 28, 2015

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2013 together with the Report of Independent Registered Public Accounting Firm

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2013 together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated statements of financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2014 and 2013, the opening consolidated statement of financial position as of January 1, 2013 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each year ended December 31, 2014, 2013 and 2012,respectively. These consolidated financial statements are the responsibility of Credicorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp and Subsidiaries as of December 31, 2014, December 31, 2013 and January 1, 2013, and the consolidated results of their operations and their cash flows for each year ended December 31, 2014, 2013 and 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Credicorp’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2015, expressed an unqualified opinion thereon.

Lima, Peru,

April 28, 2015

/S/ Paredes, Zaldívar, Burga & Asociados S.C.R.L

Countersigned by:

/S/ JUAN PAREDES

Juan Paredes C.P.C.C. Register Nº22220

Credicorp Ltd. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2014 and 2013 and as of January 01, 2013

	Note	2014	2013	01.01.2013
		S/.(000)	S/.(000)	S/.(000)

Assets
Cash and due from banks	4
Non-interest bearing		4,752,481	4,351,119	2,924,740
Interest bearing		16,936,985	17,411,810	17,090,478
		21,689,466	21,762,929	20,015,218

Cash collateral, reverse repurchase agreements and securities borrowings	5(a)	5,543,403	1,207,515	3,235,690

Investments:
Trading securities	6(a)	2,525,970	1,500,046	450,715

Investments available-for-sale		13,404,560	15,873,537	17,622,609
Investments available-for-sale pledged as collateral		2,343,436	2,337,274	1,277,213
	6(a)	15,747,996	18,210,811	18,899,822

Investments held-to-maturity		1,131,511	-	-
Investments held-to-maturity pledged as collateral		1,536,152	676,977	662,141
	6(o)	2,667,663	676,977	662,141

Loans, net	7
Loans, net of unearned income		79,509,360	64,361,927	54,752,692
Allowance for loan losses		(2,986,854)	(2,263,648)	(1,782,506)
		76,522,506	62,098,279	52,970,186

Financial assets designated at fair value through profit or loss	8	297,100	299,836	273,202
Premiums and other policies receivable	9(a)	578,296	576,050	469,157
Accounts receivable from reinsurers and coinsurers	9(b)	468,137	578,722	427,023
Property, furniture and equipment, net	10	2,089,418	2,020,047	1,505,262
Due from customers on acceptances		167,654	189,188	256,958
Intangible assets and goodwill, net	11	2,025,174	2,070,950	1,937,054
Other assets	12	3,672,807	2,902,870	2,930,231
Non-current assets classified as held for sale	13	838,782	-	-

Total assets		134,834,372	114,094,220	104,032,659

Liabilities and equity
Deposits and obligations	14
Non-interest bearing		24,472,602	18,389,160	16,889,581
Interest bearing		52,574,367	50,017,417	44,413,490
		77,046,969	68,406,577	61,303,071

Payables from repurchase agreements and security lendings	5(b)	8,308,470	3,520,317	4,789,770
Due to banks and correspondents	15	9,217,340	7,173,007	6,849,966
Bankers’ acceptances outstanding		167,654	189,188	256,958
Accounts payable to reinsurers and coinsurers	9(b)	220,910	232,497	174,767
Financial liabilities designated at fair value through profit or loss	3(f)(v)	397,201	119,553	245,116
Insurance claims reserves, technical reserves and payables from healthcare	16	5,397,059	4,984,715	4,118,247
Bonds and notes issued	17	15,104,593	14,133,518	12,197,639
Other liabilities	12	3,846,955	2,991,743	2,965,521
Liabilities directly associated with non-current assets classified as held for sale	13	501,196	-	.
Total liabilities		120,208,347	101,751,115	92,901,055

Equity	18
Capital and reserves attributable to Credicorp’s equity holders
Capital stock		1,318,994	1,318,994	1,203,376
Treasury stock		(208,184)	(208,127)	(190,307)
Capital surplus		302,941	275,570	275,102
Reserves and put options		9,129,547	7,928,541	6,752,719
Other reserves		1,023,386	861,145	437,207
Retained earnings		2,412,771	1,655,388	2,150,224
		13,979,455	11,831,511	10,628,321
Non-controlling interest		646,570	511,594	503,283
Total equity		14,626,025	12,343,105	11,131,604

Total liabilities and equity		134,834,372	114,094,220	104,032,659

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2014, 2013 and 2012

	Note	2014	2013	2012
		S/.(000)	S/.(000)	S/.(000)

Interest and similar income	22	8,600,866	7,086,470	6,091,575
Interest and similar expenses	22	(2,191,062)	(2,116,573)	(1,828,827)
Net interest and similar income		6,409,804	4,969,897	4,262,748
Provision for loan losses, net of recoveries	7(d)	(1,715,809)	(1,230,371)	(996,194)
Net interest and similar income after provision for loan losses		4,693,995	3,739,526	3,266,554
Other income
Banking services commissions	23	2,521,829	2,259,927	1,944,242
Net gain on foreign exchange transactions		453,405	534,442	467,912
Net gain on sale of securities		220,737	96,228	267,000
Net gain on financial assets designated at fair value through profit or loss	8	-	-	48,507
Other	28	639,572	441,193	228,256
Total other income		3,835,543	3,331,790	2,955,917
Insurance premiums and claims
Net premiums earned	24	2,189,666	2,142,777	1,856,666
Net claims incurred for life, property, casualty and health insurance contracts	25	(1,426,733)	(1,460,461)	(1,227,204)
Total premiums earned less claims		762,933	682,316	629,462

Other expenses
Salaries and employee benefits	26	(2,673,431)	(2,278,054)	(2,058,438)
Administrative expenses	27	(1,930,483)	(1,738,951)	(1,415,103)
Depreciation and amortization	10(a) and 11(a)	(433,787)	(328,354)	(286,091)
Impairment loss on goodwill	11(b)	(92,583)	(55,100)	-
Impairment loss on available-for-sale investments	6(c)	(7,794)	(3,041)	(214)
Net loss on financial assets designated at fair value through profit or loss	8	(4,098)	(18,113)	-
Other	28	(932,920)	(689,877)	(495,802)
Total other expenses		(6,075,096)	(5,111,490)	(4,255,648)
Income before translation result and income tax		3,217,375	2,642,142	2,596,285
Translation result		172,095	(309,422)	197,949
Income tax	19(b)	(968,224)	(775,177)	(663,309)

Profit for the year		2,421,246	1,557,543	2,130,925

F-4

Consolidated statements of income (continued)

	Note	2014	2013	2012
		S/.(000)	S/.(000)	S/.(000)

Attributable to:
Equity holders of Credicorp Ltd.		2,387,852	1,538,307	2,079,647
Non-controlling interest		33,394	19,236	51,278
		2,421,246	1,557,543	2,130,925
Earnings per share attributable to equity holders of Credicorp Ltd. (in Nuevos Soles):
Basic	29	30.04	19.35	26.18
Diluted	29	29.27	19.31	26.11

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of comprehensive income

For the years ended December 31, 2014, 2013 and 2012

	Note	2014	2013	2012
		S/.(000)	S/.(000)	S/.(000)

Profit for the year		2,421,246	1,557,543	2,130,925
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Net gain (loss) on investments available for sale	18(d)	197,397	(919,534)	795,590
Income tax	18(d)	6,853	47,828	(56,269)
		204,250	(871,706)	739,321

Net movement on cash flow hedges	18(d)	18,888	122,200	31,910
Income tax	18(d)	(1,016)	(16,302)	(435)
		17,872	105,898	31,475

Exchange differences on translation of foreign operations	18(d)	(54,005)	1,023,580	(561,503)
		(54,005)	1,023,580	(561,503)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax		168,117	257,772	209,293

Total comprehensive income for the year, net of income tax		2,589,363	1,815,315	2,340,218

Attributable to:
Equity holders of Credicorp Ltd.		2,550,093	1,829,985	2,286,100
Non-controlling interest		39,270	(14,670)	54,118

		2,589,363	1,815,315	2,340,218

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2014, 2013 and 2012

		Attributable to Credicorp’s equity holders
							Other reserves
	Number of shares issued, Notes 18(a) and 29	Capital stock	Treasury stock	Capital surplus	Reserves	Put options	Available-for- sale investments reserve	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
	(In thousands of units)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Balances as of January 1, 2012	94,382	1,272,275	(201,868)	299,647	5,460,526	-	1,065,842	(148,749)	(611,670)	2,019,071	9,155,074	180,203	9,335,277
Changes in equity for 2012 -
Profit for the year	-	-	-	-	-	-	-	-	-	2,079,647	2,079,647	51,278	2,130,925
Other comprehensive income	-	-	-	-	-	-	730,486	31,285	(555,318)	-	206,453	2,840	209,293
Total comprehensive income	-	-	-	-	-	-	730,486	31,285	(555,318)	2,079,647	2,286,100	54,118	2,340,218
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	-	1,386,619	-	-	-	-	(1,386,619)	-	-	-
Cash dividends, Note 18(e)	-	-	-	-	-	-	-	-	-	(491,649)	(491,649)	-	(491,649)
Purchase of treasury stock, Note 18(b)	-	-	(1,904)	(47,062)	-	-	-	-	-	-	(48,966)	-	(48,966)
Share-based payments transactions, Note 20(b)	-	-	2,555	38,462	3,665	-	-	-	-	-	44,682	-	44,682
Acquisitions of subsidiaries, Note 2(b)	-	-	-		-	-	-	-	-	-	-	280,000	280,000
Put options over non-controlling interest, Note 2(c)	-	-	-	-	-	(321,057)	-	-	-	-	(321,057)	-	(321,057)
Purchase of non-controlling interest	-	-	-	-	-	-	-	-	-	(15,772)	(15,772)	(2,017)	(17,789)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(2,312)	(2,312)	11,817	9,505
Effect of change in presentation currency, Note 3(c)(ii)	-	(68,899)	10,910	(15,945)	212,428	10,538	(81,698)	7,029	-	(52,142)	22,221	(20,838)	1,383
Balances as of December 31, 2012	94,382	1,203,376	(190,307)	275,102	7,063,238	(310,519)	1,714,630	(110,435)	(1,166,988)	2,150,224	10,628,321	503,283	11,131,604

Changes in equity for 2013 -
Profit for the year	-	-	-	-	-	-	-	-	-	1,538,307	1,538,307	19,236	1,557,543
Other comprehensive income	-	-	-	-	-	-	(826,525)	105,898	1,012,305	-	291,678	(33,906)	257,772
Total comprehensive income	-	-	-	-	-	-	(826,525)	105,898	1,012,305	1,538,307	1,829,985	(14,670)	1,815,315
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	-	1,471,562	-	-	-	-	(1,471,562)	-	-	-
Cash dividends, Note 18(e)	-	-	-	-	-	-	-	-	-	(535,248)	(535,248)	-	(535,248)
Purchase of treasury stock, Note 18(b)	-	-	(2,211)	(62,858)	-	-	-	-	-	-	(65,069)	-	(65,069)
Share-based payments transactions, Note 20(b)	-	-	2,661	37,660	4,327	-	-	-	-	-	44,648	-	44,648
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	10,514	10,514	(24,194)	(13,680)
Effect of change in functional and presentation currency, Note 3(c)(ii)	-	115,618	(18,270)	25,666	(270,233)	(29,834)	139,658	(7,398)	-	(36,847)	(81,640)	47,175	(34,465)
Balances as of December 31, 2013	94,382	1,318,994	(208,127)	275,570	8,268,894	(340,353)	1,027,763	(11,935)	(154,683)	1,655,388	11,831,511	511,594	12,343,105

Consolidated statements of changes in equity (continued)

		Attributable to Credicorp’s equity holders
							Other reserves
	Number of shares issued, Notes 18(a) and 29	Capital stock	Treasury stock	Capital surplus	Reserves	Put options	Available-for- sale investments reserve	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
	(In thousands of units)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balances as of December 31, 2013	94,382	1,318,994	(208,127)	275,570	8,268,894	(340,353)	1,027,763	(11,935)	(154,683)	1,655,388	11,831,511	511,594	12,343,105
Changes in equity for 2014 -
Profit for the year	-	-	-	-	-	-	-	-	-	2,387,852	2,387,852	33,394	2,421,246
Other comprehensive income	-	-	-	-	-	-	195,852	17,872	(51,483)	-	162,241	5,876	168,117
Total comprehensive income	-	-	-	-	-	-	195,852	17,872	(51,483)	2,387,852	2,550,093	39,270	2,589,363
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	-	1,200,853	-	-	-	-	(1,200,853)	-	-	-
Cash dividends, Note 18(e)	-	-	-	-	-	-	-	-	-	(429,413)	(429,413)	-	(429,413)
Purchase of treasury stock, Note 18(b)	-	-	(1,772)	(43,850)	-	-	-	-	-	-	(45,622)	-	(45,622)
Share-based payments transactions, Note 20(b)	-	-	1,715	71,221	153	-	-	-	-	-	73,089	-	73,089
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(203)	(203)	(8,715)	(8,918)
Acquisition of subsidiary - Mibanco, see Note 2(a)(i)	-	-	-	-	-	-	-	-	-	-	-	268,042	268,042
Purchase of non-controlling interest – Mibanco	-	-	-	-	-	-	-	-	-	-	-	(163,621)	(163,621)

Balances as of December 31, 2014	94,382	1,318,994	(208,184)	302,941	9,469,900	(340,353)	1,223,615	5,937	(206,166)	2,412,771	13,979,455	646,570	14,626,025

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 2014, 2013 and 2012

	Note	2014	2013	2012
		S/.(000)	S/.(000)	S/.(000)

Cash flows from operating activities
Profit for the year		2,421,246	1,557,543	2,130,925
Add (deduct)
Provision for loan losses	7(d)	1,715,809	1,230,371	996,194
Depreciation and amortization	10(a) and 11(a)	433,787	328,354	286,091
Provision for sundry risks	12(d)	70,094	24,089	34,122
Deferred income tax	19(b)	(252,710)	(29,020)	(42,997)
Net gain on sales of securities		(220,737)	(96,228)	(267,000)
Impairment loss on available-for-sale investments	6(c)	7,794	3,041	214
Impairment loss on goodwill	11(b)	92,583	55,100	-
Net loss (gain) on financial assets designated at fair value through profit and loss	8	4,098	18,113	(48,507)
Gain on sales of property, furniture and equipment		12,949	19,900	21,754
Translation result		(172,095)	309,422	(197,949)
Expense on shared-based compensation plan	26	62,628	61,522	70,288
(Sale) purchase of trading securities, net		(1,025,924)	(1,049,331)	408,693
Net changes in assets and liabilities
Increase in loans		(15,944,904)	(1,192,462)	(14,159,835)
Increase in other assets		(6,253,375)	(956,829)	(1,596,496)
Increase in deposits and obligations		9,514,322	3,726,896	18,113,384
Increase (decrease) in due to banks and correspondents		2,822,467	(793,220)	1,042,315
Increase (decrease) in payables from repurchase agreements and security lendings		4,788,153	(1,470,643)	4,152,270
Increase (decrease) in receivables from reverse repurchase agreements and security borrowings		(4,449,777)	2,519,982	(3,060,556)
Increase (decrease) in other liabilities		4,548,319	(602,536)	1,851,288

Net cash (used in) provided by operating activities		(1,825,273)	3,664,064	9,734,198

Consolidated statements of cash flows (continued)

	Note	2014	2013	2012
		S/.(000)	S/.(000)	S/.(000)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	2(a)	731,813	(57,577)	(492,023)
Net sale (purchase) of investments available-for-sale		2,096,582	(978,224)	(4,433,960)
Purchase of property, furniture and equipment	10(a)	(301,734)	(537,725)	(427,692)
Purchase of intangible assets	11(a)	(246,882)	(298,400)	(167,763)
Sales of property, furniture and equipment		19,799	24,467	57,638
Net cash provided by (used in) investing activities		2,299,578	(1,847,459)	(5,463,800)

Cash flows from financing activities
Issuance of bonds and notes		835,037	2,353,075	2,585,310
Redemption and payments of bonds and notes		(1,199,524)	(1,082,253)	(1,411,160)
Acquisition of Credicorp’s shares		(45,622)	(67,044)	(47,359)
Cash dividends	18(e)	(429,413)	(535,248)	(491,649)
Purchase of non-controlling interest		(163,621)	-	(15,254)
Net cash (used in) provided by financing activities		(1,003,143)	668,530	619,888

(Net decrease) net increase in cash and cash equivalents		(528,838)	2,485,135	4,890,286

Translation gain (loss) on cash and cash equivalents		455,375	(737,424)	289,216
Cash and cash equivalents at the beginning of the year		21,762,929	20,015,218	14,835,716

Cash and cash equivalents at the end of the year		21,689,466	21,762,929	20,015,218

Supplementary cash flows information:
Cash paid during the year for -
Interest		2,102,549	2,092,343	1,765,945
Income tax		1,028,466	631,334	1,195,464
Cash received during the year for -
Interest		8,388,315	7,049,754	5,956,832
Non-cash flows transactions -
Incorporation of Mibanco net assets	2(a)(i)	(595,770)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2014 and 2013

1.	Operations

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries, provides a wide range of financial, insurance and health services and products mainly throughout Peru and in certain other countries (see Note 3(b)). Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. Credicorp’s address is Claredon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed in the Lima and New York stock exchanges.

The consolidated financial statements as of and for the year ended December 31, 2014 and 2013 were approved by Management on April 28, 2015 and April 23, 2014, respectively.

2.	Acquisitions and disposals
(a)	Acquisition and disposal in 2014 -
(i)	On February 8, 2014, Credicorp, through its subsidiary Empresa Financiera Edyficar S.A. (hereinafter “Edyficar”), signed an agreement with Grupo ACP Corp S.A.A. to acquire the 60.68 percent of Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a local banking entity oriented to micro and small entities sector, for approximately US$179.5 million (equivalent to approximately S/.504.8 million) in cash consideration. This transaction was closed, after all authorizations and approvals obtained, on March 20, 2014, effective date of the purchase and payment.

In addition, as a part of this initial acquisition, on April 8, 2014, Credicorp through its subsidiaries Grupo Crédito S.A. (hereinafter “Grupo Crédito”) and Edyficar acquired 5.00 and 1.5 percent of Mibanco, for approximately S/41.6 and S/12.5 million respectively; from International Finance Corporation, a minority shareholder of Mibanco, (hereinafter “IFC”) at the same terms and conditions of the initial transaction, as a result of a tag-along right executed by IFC included in a shareholder agreement with Group ACP.

Notes to the consolidated financial statements (continued)

At the date of acquisition, book value and estimated fair values of the identified assets and liabilities of Mibanco were as follows:

	Book Value	Fair value adjustments	Fair value recognized on acquisition
	S/.(000)	S/.(000)	S/.(000)

Assets
Cash and due from banks	1,290,673	-	1,290,673
Interbank funds	144,605	-	144,605
Investments available-for-sale	530,938	-	530,938
Loans, net	4,047,923	(204,000)	3,843,923
Property, furniture and equipment, net, Note 10(a)	118,437	26,086	144,523
Deferred income tax asset	36,575	75,732	112,307
Intangible assets, Note 11(a):
Brand name	-	170,700	170,700
Client relationships	-	84,200	84,200
Core deposits	-	21,100	21,100
Software	31,838	-	31,838
Other assets	85,085	(2,870)	82,215

Liabilities
Deposits and obligations and interbank funds	4,463,091	-	4,463,091
Due to banks, correspondent and financial institutions	730,939	11,675	742,614
Bonds	338,187	(11,231)	326,956
Deferred income tax liability	-	96,864	96,864
Provision for sundry risks	2,082	41,921	44,003
Other liabilities	90,591	(2,000)	88,591

Total identifiable net assets at fair value	661,184	33,719	694,903
Non-controlling interest at fair value			268,042

Goodwill arising on acquisition, Note 11(b)			131,999

Total purchase consideration			558,860

The acquisition of Mibanco was recorded using the purchase method, in accordance with IFRS 3, “Business Combinations”, applicable at the date of the transaction. Assets and liabilities were recorded at their estimated fair values at the acquisition dates, including the identified intangible assets unrecorded in Mibanco’s statement of financial position.

Notes to the consolidated financial statements (continued)

Acquisition costs incurred for approximately S/1.0 million were included in the caption “Administrative expenses” of the consolidated statements of income.

The Group has elected to measure the non-controlling interests in Mibanco at fair value; which has been estimated by applying an international valuation technique (discounted cash flows). The fair value is based on the following significant inputs that are not observable in the market:

-	An assumed discount rate of 13.8 percent.
-	A terminal value, calculated based on long-term sustainable growth rates for the industry of 5.0 percent, which has been used to determine income for the future years.
-	A reinvestment ratio of 40.0 percent of earnings.

The fair values of identifiable intangible assets as of the acquisition dates were determined using the income approach, based on the present value of the profits attributable to the asset or costs avoided as a result of owning the asset. Under this approach, the fair value of the intangible assets are determined by discounted future cash flows using the rate of return that considers the relative risk of achieving the cash flows and the time value of money.

The following methods based on the income approach were used by Credicorp’s Management to estimate the fair values of identifiable intangible assets as of the acquisition dates:

-	For core deposits valuation, the "Cost savings" method was applied, which estimates the fair value of deposits acquired compared with the cost associated to these deposits, discounted to present value at a rate that reflects the opportunity cost of Credicorp regarding the best financing alternative.

-	For brand name valuation, the "Relief from Royalty" method was applied, which estimates the cash flows saved from owning the brand or relief from royalties that would be paid to the brand owner.

-	For client relationship valuation, the "Multi-Period-Excess-Earnings-Method" was applied, which estimates residual cash flow derived from an intangible asset after deducting portions of the cash flow that can be attributed to supporting assets that contributed to the generation of the cash flow.

In Management’s opinion these methods are generally accepted for measurement of identifiable intangible assets in business combinations processes.

Notes to the consolidated financial statements (continued)

Also, following an acquisition strategy and in compliance with legal requirements in the Peruvian stock exchange Credicorp, through Edyficar, performed the following additional purchases of Mibanco’s capital stock in cash:

-	On July 2014 acquired 18.56 percent for approximately S/.153.6 million.
-	On September 2014 acquired 1.19 percent for approximately S/.10.0 million.

These acquisitions of non-controlling interest were recorded as an equity transaction.

Considering these acquisitions, as of December 31, 2014, Credicorp holds 86.93 percent of Mibanco and paid in total for approximately S/.722.5 million.

From the effective date of acquisition (March 20, 2014) to December 31, 2014, the contribution of Mibanco in interest and similar income was S/.675.7 million. If the combination had taken place at the beginning of the year, the interest and similar income for the Group would have been S/.8,814.9million (an increase of S/.236.2 million). For the year 2014, the income before income tax of Mibanco is insignificant for the consolidated statements of income of the Group.

(ii)	On December 30, 2014, Credicorp, through its subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros (hereinafter PPS), signed an agreement with Banmédica S.A. (hereinafter Banmédica) to develop together the healthcare business in Peru, including: medical services, health insurance and health plans. Due to this agreement, Credicorp will lose the control over its subsidiary Pacífico EPS, becoming it in an associate entity. The agreement is effective since January 1, 2015. See more details in Note 13.

(b)	Acquisitions in 2012 -

On April 27, 2012, Credicorp, through its subsidiary BCP, acquired 51 percent of Credicorp Capital Colombia (formerly Correval S.A. Sociedad Comisionista de Bolsa, hereinafter “Correval”), an investment banking entity established in Bogota, Colombia, for approximately US$72.3 million (equivalent to approximately S/.191.0 million) in cash consideration.

On July 31, 2012, Credicorp, through its subsidiary BCP, acquired 60.6 percent of IM Trust S.A. Corredores de Bolsa (hereinafter “IM Trust”), an investment banking entity established in Santiago, Chile, for approximately US$131.5 million (equivalent to approximately S/.349.1 million), of which US$110.9 million (equivalent to approximately S/.291.6 million) were paid in cash consideration at the acquisitions date and US$20.6 (equivalent to approximately S/.57.5 million) were paid in cash in July 2013.

Correval and IM Trust purchase agreements include put and call options to acquire the remaining non-controlling interests in such entities, see paragraph (c) below.

With the acquisition of Correval and IM Trust, Credicorp established a regional investment bank that operates in the Integrated Latin American Market (MILA), which involves the stock exchanges in Peru, Colombia and Chile.

On the other hand, Credicorp in order to increase its integrated insurance and health providing services acquired, through its subsidiary Pacífico EPS S.A., in cash consideration the following Peruvian entities specialized in providing health and wellness programs, primary and specialized ambulatory services, and comprehensive acute care services (hereinafter referred as “Private hospitals”):

Notes to the consolidated financial statements (continued)

Entity	Acquisition date	Activity	Percentage of participation	Cash consideration
			%	S/.(000)

Clínica Belén S.A.	October, 2012	Private hospital	97.48	43,056
Centro Odontológico Americano	April, 2012	Dental center	80.00	20,222
Prosemedic S.A.	April, 2012	Sale of medical products	80.00	16,640
Clínica Sánchez Ferrer S.A. and Inversiones Masfe S.R.L	January, 2012	Private hospital	83.17 and 99.99	11,748
Bio Pap Service S.A.C	September, 2012	Laboratory	75.00	9,571

Total				101,237

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

Notes to the consolidated financial statements (continued)

At the date of acquisition, book value and estimated fair values of the identified assets and liabilities in the acquired entities were as follows:

	Book Value			Fair value adjustments			Fair value recognized on acquisition
	Correval	IM Trust	Private hospitals	Correval	IM Trust	Private Hospitals	Correval	IM Trust	Private Hospitals	Total fair value recognized on acquisition
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Assets
Cash	11,996	61,125	3,032	-	-	-	11,996	61,126	3,032	76,154
Accounts receivables, net	30,634	274	12,083	-	-	-	30,634	274	12,083	42,991
Cash collateral, reverse repurchase agreements and securities borrowings	1,072,743	122,212	-	-	-	-	1,072,743	122,212	-	1,194,955
Investments	122,554	49,796	-	-	-	-	122,554	49,796	-	172,350
Property, furniture and equipment, net, Note 10(a)	4,688	13,038	34,270	-	-	-	4,688	13,038	31,219	48,945
Intangible assets, Note 11(a):										-
Licenses	-	-	-	-	-	5,009	-	-	5,009	5,009
Brand name	-	-	-	40,099	26,410	11,392	40,099	26,410	11,392	77,901
Client relationships	-	-	-	31,449	36,026	-	31,449	36,026	-	67,475
Fund manager contract	-	-	-	71,769	51,133	-	76,751	51,133	-	127,884
Other assets	7,403	137,896	13,467	7,256	12,094	3,072	14,659	149,990	16,539	181,188

Liabilities
Payables from repurchase agreements and security lendings	903,293	122,842	-	-	-	-	903,293	122,842	-	1,026,135
Financial liabilities at fair value through profit or loss	164,763	-	-	-	-	-	164,763	-	-	164,763
Other liabilities	73,175	138,592	34,161	7,256	12,094	-	80,430	150,686	34,162	265,278
Deferred income tax liability	-	2,033	11	47,294	22,714	8,798	47,294	24,747	8,809	80,850

Total identifiable net assets at fair value	108,787	120,875	28,680	96,023	90,855	10,675	209,793	211,730	36,303	457,826
Non-controlling interest							(118,138)	(156,020)	(6,059)	(280,217)

Goodwill arising on acquisition							103,996	287,104	68,545	459,645

Total purchase consideration							195,651	342,814	98,789	637,254

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

As of December 31, 2012, the initial accounting for the business was incomplete; nevertheless, at the end of the measurement period were no material adjustments to the reported amounts.

(c)	Put and call options over non-controlling interest –

Correval and IM Trust purchase agreements include put and call options to acquire the remaining non-controlling interests in such entities.

As at the date of the initial transaction, the Group recognized financial liabilities related to put options granted to non-controlling interest of Correval and IM Trust amounted to US$59.2 million (equivalent to S/.156.0 million) and US$62.6 million (equivalent to S/.165.0 million), respectively, and are included in the caption “Put options” in the consolidated statements of changes in equity.

Notes to the consolidated financial statements (continued)

The formula used to calculate the amount of this commitment was fixed contractually and is based on the application of some multiples on the average net income over the last eight quarters and the average equity over the last four quarters before the exercise date of each option. The amount resulting from such formula is discounted using a market rate which reflects the remaining periods and the credit risks related to each flow. Also, the call and put options are valued using the same formula.

Until December 31, 2013, the put options could be exercised by non-controlling interest for a period of three months after the second year (from April 27, 2014) and fourth year (from April 27, 2016) of acquisition in the case of Correval and for a period of five days after the 48th (from July 1, 2016), 51st (from October 1, 2016) and 54th (from January 1, 2017) month of acquisition, respectively, in the case of IM Trust. Likewise, as of December 31, 2013, Credicorp Ltd. can exercise its call options for a period of three months from July 27, 2016 (if non-controlling interests do not exercise their put options until July 26, 2016) in the case of Correval and between the 20th and 24th business day of January 2017 (if non-controlling interests do not exercise their put options until 5th business day of January 2017) in the case of IM Trust.

During 2014, the agreements have been changed in order to have the same exercise dates, multiples used and financial information used to compute these multiples (for both Correval and IM trust).

As of December 31, 2014, the new exercise dates of the put options for non-controlling interest holders of both Correval and IM Trust are: (i) between July 15, and July 23, 2016; (ii) between October 15, and October 23, 2016; and (iii) between January 15, and January 23, 2017. Likewise, as of December 31, 2014, Credicorp can exercise its call options between January 24 and 31 of 2017.

As a result of the changes explained above, the Group recognized a loss for approximately US$17.6 million (equivalent to S/.52.6 million) in the caption “Other income and expenses” of the consolidated statements of income.

As of December 31, 2014, financial liabilities related to put options granted to non-controlling interest of Correval and IM Trust amounted to approximately US$68.6 million (equivalent to S/.204.8 million) and US$70.8 million (equivalent to S/.211.4 million), respectively (US$57.1 million, equivalent to S/.159.6 million and US$64.8, equivalent to S/.181.1 million, respectively, as of December 31, 2013) and are included in the caption “Other liabilities” of the consolidated statements of financial position, see Note 12(a).

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

The consolidated financial statements are presented in Peruvian Nuevos Soles (S/.), see paragraph (c) below, and values are rounded to the nearest S/. thousands, except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from those estimates; however, management expects that the variations, if any, will not have a material effect on the consolidated financial statements. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for loan losses, the measurement of investments, the technical reserves for claims and premiums, goodwill impairment, the measurement of the share-based payment transactions and the valuation of derivative financial instruments ; also, perform other estimates such as the liabilities for put options held by non-controlling interests in subsidiaries , estimated useful life of intangible assets, property, furniture and equipment and the deferred tax assets and liabilities. The accounting criteria used for each of these items is described in this note.

The accounting policies adopted are consistent with those of the previous years, except that:

(i)	The Group, following the change in its functional currency as described in Note 3(c)(i) below, has changed its presentation currency as explained in Note 3(c)(ii) and, as a result, the comparative consolidated financial statements have been restated; and

Notes to the consolidated financial statements (continued)

(ii)	The Group has adopted those new IFRS and revised IAS mandatory for years beginning on or after January 1, 2014, as described below; however, due to the Group’s structure and operations, the adoption of the new and revised accounting standards did not have any significant impact on its consolidated financial position or performance:

-	IAS 32 “Offsetting Financial Assets and Financial Liabilities” - Amendments to IAS 32

These amendments clarify the meaning of ’currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. Furthermore, this amendment clarifies that in order to offset two or more financial instruments, entities must currently have a right of set-off that cannot be contingent on a future event, and must be legally enforceable in all of the following circumstances: (i) the normal course of business; (ii) an event of default; and (iii) an event of insolvency or bankruptcy of the entity or any of the counterparties.

-	IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required.

-	Investment Entities - Amendments to IFRS 10 “Consolidated financial statements”, IFRS 12 “Disclosure of Interests in other Entities” and IAS 27 “Separate Financial Statements”

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.

-	IFRIC 21 “Levies”

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21.

-	Improvements to IFRS (cycles 2010-2012 y 2011-2013)

The IASB issued improvements to IFRS 1 "First-time Adoption of International Financial Reporting Standards” and IFRS 13" Fair value Measurement". These amendments are effective for periods beginning at January 1, 2014. The amendment to IFRS 1 clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. The amendment to IFRS 13 clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.

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

Notes to the consolidated financial statements (continued)

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee,
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

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

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

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

The Group’s investments in its associates are recognized initially at cost and then are accounted for using the equity method. Also, the Group does not have significant investments in associates; therefore, they are included in the caption “Other assets” in the consolidated statements of financial position; gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statements of income.

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, the following entities comprise the Group (individual financial statements data is presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury stock and its related dividends):

Entity	Activity and country of incorporation	Percentage of participation (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
		%	%	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Banco de Crédito del Perú and Subsidiaries (BCP) (i)	Banking, Peru	97.66	97.66	116,131,636	98,490,129	106,043,525	90,165,071	10,088,111	8,325,058	1,941,352	1,259,573
Credicorp Capital Ltd. and Subsidiaries (ii)	Investment banking, Bermuda	100.00	100.00	3,223,604	2,176,905	2,502,644	1,441,865	720,960	735,040	(39,313)	(12,392)
Credicorp Capital Perú S.A.A. and Subsidiaries (iii)	Investment banking, Peru	97.69	97.69	243,740	246,983	61,883	79,409	181,857	167,574	21,627	9,248
Atlantic Security Holding Corporation and Subsidiaries (iv)	Investment banking, Caimán	100.00	100.00	5,879,420	5,162,852	5,230,839	4,542,630	648,581	620,222	159,779	140,249
El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (PPS) (v)	Insurance, Peru	98.45	98.45	8,653,114	7,720,025	6,763,827	6,215,186	1,889,287	1,504,839	205,851	89,779
Prima AFP S.A. (vi)	Pension funds, Peru	99.99	99.99	912,761	815,676	316,799	315,167	595,962	500,509	153,362	137,799
Grupo Crédito (vii)	Investment banking, Peru	99.99	99.99	936,702	1,049,609	38,685	245,700	898,017	803,909	9.983	8,965
CCR Inc. (viii)	Special purposes entity, Bahamas	99.99	99.99	2,064,642	2,433,310	2,114,808	2,509,099	(50,166)	(75,789)	(5,816)	1,850
BCP Emisiones Latam 1 S.A. (ix)	Special purposes entity, Chile	100.00	100.00	1,391	340,392	53	338,961	1,338	1,431	180	49
Cobranzas y Recuperos S.A.C. (formerly Tarjeta Naranja Perú S.A.C.) (x)	Financial, Peru	100.00	76.00	32,993	53,524	16,000	13,536	16,993	39,988	(23,608)	(37,904)

(i)	BCP was incorporated in 1889 and its activities are supervised by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP authority, hereafter “the SBS” for its Spanish acronym). BCP and Subsidiaries hold as of December 31, 2014 and 2013, 95.90 percent of the capital stock of Banco de Crédito de Bolivia (BCB), a universal bank operating in Bolivia (Credicorp holds directly an additional 4.10 percent). As of December 31, 2014, BCB’s assets, liabilities, equity and net income amounted to approximately S/.5,245.9, S/.4,747.6, S/.498.3 and S/.68.0 million, respectively (S/.4,711.8, S/.4,294.2, S/.417.6 and S/.47.5 million, respectively, as of December 31, 2013).

(ii)	Credicorp Capital Ltd. was established in 2012 to hold the Group’s investment banking activities in Chile, Colombia and Peru. As explained in more detail in Note 2(b), during 2012, BCP acquired Correval and IM Trust; later, in November 2012 and June 2013, BCP transferred its shares of IM Trust and Correval, respectively, to Credicorp Capital Ltd. Such transfers do not have effect on the Group’s consolidated financial statements and no gain or losses were recorded in these transactions. As of December 31, 2014 and 2013, Credicorp Capital Ltd. holds directly and indirectly 60.6 percent of IM Trust and 51.0 percent of Correval. As of December 31, 2014, IM Trust’s assets, liabilities, equity and net income amounted to approximately S/.788.8, S/.662.6, S/.126.2 and S/.23.3 million, respectively (S/.463.4, S/.339.3, S/.124.1 and S/.13.0 million, respectively, as of December 31, 2013) and Correval’s assets, liabilities, equity and net income amounted to approximately S/.1,883.2, S/.1,750.7, S/.132.5 and S/.30.8 million, respectively (S/.1,095.9, S/.957.8, S/.138.1 and S/.16.3 million, respectively, as of December 31, 2013). Likewise, the Shareholder’s meeting held on September 11, 2013, agreed to increase the share capital of Credicorp Capital Ltd for an amount of US$3.9 million (equivalent to S/.10.9 million), by the delivery of the 100 percent of the share value of Credicorp Securities Inc. in which Credicorp Ltd. maintained control. Credicorp Securities Inc. is incorporated in the United States of America and provides securities brokerage services, mainly to retail customers in Latin America.

(iii)	Credicorp Capital Perú S.A.A. was incorporated in April 2012 through the split of an equity block of BCP; such split resulted in a reduction of BCP’s assets, liabilities and equity for an amount of approximately S/.198.8, S/.60.8 and S/.138.0 million, respectively. Assets transferred included Credibolsa S.A.B., Creditítulos S.T. and Credifondos S.A.F.M. The equity block split did not have effect in the accompanying consolidated financial statements. Likewise, the Shareholder’s meeting held on September 5, 2013, agreed change the name of Credibolsa S.A.B., Creditítulos S.T., Credifondos S.A.F.M to Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital Sociedad Titulizadora S.A. y Credicorp Capital Fondos S.A. Sociedad Administradora de Fondos, respectively.

(iv)	Its most significant subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activity is private and institutional banking services and trustee administration.

(v)	PPS provides property, casualty, life, health and personal insurance; its activities are supervised by the SBS. During 2014, the Group did not acquired any PPS shares owned by non-controlling interest (during 2013, the Group acquired 0.674 percent of PPS shares). Through its subsidiary Pacífico S.A. Entidad Prestadora de Salud (EPS) it also provides a wide range of health services in Peru; as explained in more detail in Note 2(b), during 2012, EPS acquired several Peruvian entities specialized in providing health care services. On December 30, 2014, the Group has signed an agreement with Banmédica to transfer the control of its subsidiary Pacífico EPS, as explained in more detail in Note 13.

(vi)	Prima AFP S.A. is a private pension fund and its activities are supervised by the SBS.

(vii)	Grupo Crédito is a company which its main activity is to invest in listed and not listed securities in Peru. It also holds part of the Group’s shares in BCP, Prima AFP S.A., PPS and BCP Emisiones Latam 1 S.A.. Grupo Crédito balances are presented net of its investments in such entities.

Notes to the consolidated financial statements (continued)

(viii)	CCR Inc. was incorporated in 2001, its main activity is to manage certain loans granted to BCP by foreign financial entities, see Note 17(a)(iii). These loans are collateralized by transactions performed by BCP. As of December 31, 2014 and 2013, the negative equity is generated by unrealized losses from cash flow hedges derivatives.

(ix)	BCP Emisiones Latam 1 S.A. was incorporated in 2009 through which the Group issued corporate bonds, see Note 17(a)(v).

(x)	Cobranzas y Recuperos S.A.C. was incorporated in 2011. During 2014, Grupo Crédito acquired from Tarjeta Naranja S.A. (Argentina) the remaining 24.0 percent of the capital stock of Cobranzas y Recuperos S.A.C. and it will continue to support its operations.

(c)	Foreign currency -
(i)	Change in functional currency -

Until December 31, 2013, Credicorp and its subsidiaries operating in Peru, except for private hospitals, determined that its functional and presentation currency was the U.S. Dollar. Due to changes in the economic environment in Peru, where Credicorp’s main subsidiaries operate, and in accordance with International Financial Reporting Standards, the Management conducted a review of the functional currency of Credicorp and its subsidiaries in Peru and it conclude that there has been a change in Credicorp’s functional currency from U.S. Dollars to Nuevos Soles, effective since January 1, 2014.

The main indicators that the Management considered were:

-	Changes in the economic environment of the country where the main subsidiaries operate.
-	The gradual increase of loans and deposits, financial income and expenses in Nuevos Soles.
-	The regulatory and competitive factors presented in the Peruvian financial system, which have entrenched the Nuevo Sol against the U.S. Dollar; and,
-	General de-dollarization of the Peruvian economy.

This conclusion was discussed and approved by the Board of Directors in its session held on January 22, 2014.

The change in functional currency was performed prospectively starting January 1, 2014. To give effect to this change, balances as of January, 1, 2014, have been translated to Nuevos Soles as follows in according of IAS 21 “The effect of changes in foreign exchange rates”:

-	Assets, liabilities and equity accounts, at the closing rate, as of such date.
-	Income and expenses, at the average exchange rate for each month of the year.

Notes to the consolidated financial statements (continued)

As a result of the conversion of balances of the consolidated statements of financial position and the consolidated statements of income, the Group recognized the difference in the caption “Reserves” in consolidated statements of changes in equity.

Correval, IM Trust, Atlantic Security Bank and Banco de Crédito de Bolivia maintained its functional currency (Pesos Colombianos, Pesos Chilenos, Dólares y Bolivianos, respectivamente) different from the Nuevos Soles.

(ii)	Change in presentation currency -

Following the change in functional currency, Credicorp and its subsidiaries, have changed its presentation currency from U.S. Dollars to Nuevos Soles. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively.

To give effect to the change in presentation currency balances, previous to January, 1, 2014, the consolidated financial statements have been translated to Nuevo Soles as follows according to IAS 21:

-	Assets, liabilities and equity accounts, at the closing rate as of such dates.
-	Income and expenses, at the average exchange rate for each month of the year.

As a result of the change in presentation currency, the Group recalculated the effect in the consolidated statements of changes in equity related to the “Cumulative Translation Result” – CTA for Credicorp and its subsidiaries with functional currencies different from the new presentation currency in previous years. In this sense, the Group recorded approximately S/.1,012.3 million in 2013, which increase the caption “Foreign currency translation reserve” and decrease for the same amount the caption “Reserves” in the consolidated statement of changes in equity (approximately S/.555.3 million and S/.611.7 million in 2012 and 2011, respectively, both of which reduce the caption “Foreign currency translation reserve” and increase the caption “Reserves”).

In accordance with IAS 1, the Group has presented an opening consolidated statement of financial position as of January 1, 2013, which is the beginning of the preceding period following the change of its presentation currency (i.e. the period prior to the consolidated statement of financial position as of December 31, 2013), but does not include notes to the third consolidated statement of financial position presented as allowed by IAS 1.

Notes to the consolidated financial statements (continued)

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

Due to Correval, IM Trust, ASB and BCB have a functional currency different from the Nuevos Soles, they were translated to Nuevos Soles for consolidating purposes, previous to January, 1, 2014, as explained in 3(c)(ii) above. Starting January 1, 2014, they were translated to Nuevos Soles for consolidating purposes in according of IAS 21, as follows:

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

Notes to the consolidated financial statements (continued)

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

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance, see Notes 24 and 25. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party. Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2014 and 2013 the carrying value of the insurance receivables is similar to its fair value due to its short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statements of income. Insurance receivables are derecognized when the derecognition criteria for financial assets, as described in Note 3(g), has been met.

“Unit- Linked” assets

“Unit- Linked” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses accrue directly to the policyholders who bear the investment risk. Each account has specific objectives and the financial assets are carried at fair value. The balance of each account is legally segregated and is not subject to claims that arise out of any other business of the Group. The liabilities for these accounts are equal to the account assets, net of the commission that the Group charges for the management of these contracts.

Notes to the consolidated financial statements (continued)

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

DAC for general insurance and health products are amortized over the period in which the related revenues are earned. The reinsurers’ share of deferred acquisition costs is amortized in the same manner as the underlying asset amortization is recorded in the consolidated statements of income.

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

Life insurance claims reserves include reserves for reported claims and an estimate of the incurred but non-reported claims to the Group (hereinafter “IBNR”). IBNR reserves are determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; the projection is based on the ratios of cumulative past claims. Adjustments to the liabilities at each reporting date are recorded in the consolidated statements of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

Notes to the consolidated financial statements (continued)

At each reporting date, an assessment is made of whether the recognized life insurance liabilities are adequate, net of related DAC, by using an existing liability adequacy test as laid out under IFRS 4. As of December 31, 2014 and 2013, Management determined that the liabilities were adequate and; therefore, it has not recorded any additional life insurance liability.

(ii)	Non-life insurance contract liabilities (which comprises general and healthcare insurance)

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the estimated ultimate cost of all claims incurred but not settled at the date of the consolidated statements of financial position, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore the ultimate cost of these cannot be known with certainty at the date of the consolidated statements of financial position. IBNR are estimated and included in the provision (liabilities). IBNR reserves are determined on the basis of the Bornhuetter - Ferguson methodology – BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally the reserve is released over the term of the contract and is recognized as premium income.

At each reporting date the Group reviews its unexpired risk and an existing liability adequacy test as laid out under IFRS 4 to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statements of income by setting up a provision for liability adequacy. As of December 31, 2014 and 2013, Management determined that the liabilities were adequate; therefore, it has not recorded any additional non-life insurance liabilities.

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

Changes in fair value of designated financial assets through profit or loss upon initial recognition are recorded in the caption “Net gain (loss) on financial assets designated at fair value through profit and loss” of the consolidated statements of income. Interest earned is accrued in the consolidated statements of income in the caption “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income is recorded when the collection right has been established.

Notes to the consolidated financial statements (continued)

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest rate method, less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statements of income in the caption “Interest and similar income”. Losses from impairment are recognized in the consolidated statements of income in the caption “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based in an internal risk classification and considering any guarantees and collaterals received, Note 3(i) and 34.1.

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

After initial recognition, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statements of income in the caption “Net gain on sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated statements of income in the caption “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

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

During the years 2014 and 2013, the Group did not reclassify any of its available-for- sale financial investments.

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

As of December, 31, 2014 and 2013, the Group has not recognized any impairment loss on held-to-maturity investments, see policy of impairment of financial assets carried at amortized cost in Note 3(i)(i).

If the Group were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two years.

As of December, 31, 2014 and 2013, the Group did not sell or reclassify any of its held-to-maturity investments.

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

As part of this transaction the Group granted assets as collateral. When the counterparty receives securities and has the right to sell or repledge, the Group reclassifies those securities in the caption “Investments available-for-sale pledged as collateral” or “Investments held-to-maturity pledged as collateral”, as appropriate, of the consolidated statements of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in the caption " Cash collateral, reverse repurchase agreements and securities borrowings" in the consolidated statement of financial position, which includes accrued interest that is calculated according with the method of the effective interest rate.

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

Notes to the consolidated financial statements (continued)

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

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to want extent it has retained the risks and rewards of ownership.  When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement.  In that case, the Group also recognizes an associated liability.  The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

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

Notes to the consolidated financial statements (continued)

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of income. A loan together with the associated allowance is written off when classified as loss and is fully provisioned and there is real and verifiable evidence that the loan is irrecoverable and collection efforts concluded without success, impossibility of foreclosures or all collateral has been realized or has been transferred to the Group.

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

In the case of equity investments, objective evidence would include a significant or prolonged decline in its fair value below cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. The determination of what is “significant” or “prolonged” requires judgment. In making this judgment, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

When there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from investments available-for-sale reserve of the consolidated statements of changes in equity and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in the consolidated statements of comprehensive income.

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

The determination of whether an arrangement is, or contains, a lease is based in the substance of the arrangement at the inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets on the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement.

Operating leases -

Leases in which a significant portion of the risks and benefits of the asset are hold by the lessor are classified as operating leases. Under this concept the Group has mainly leases used as banking branches.

Notes to the consolidated financial statements (continued)

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

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statements of income.

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

Notes to the consolidated financial statements (continued)

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

Intangible assets identified as a consequence of the acquisition of subsidiaries and other intangible assets, are recognized on the consolidated statements of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

	Estimated useful life in years
	2014	2013

Client relationship – Mibanco	6 and 8	-
Client relationship – Prima AFP (AFP Unión Vida)	20	20
Client relationship – IM Trust	22	22
Client relationship – Correval	8 and 10	8 and 10
Client relationship – Edyficar	10	10
Client relationship – Private hospitals	2, 3 and 14	2, 3 and 14
Brand name – Mibanco	25	-
Brand name – Correval (i)	5	25
Brand name – Private hospitals	30	30
Brand name – Edyficar (i)	5	20
Brand name – IM Trust (i)	5	25
Fund manager contract – Correval	28	28
Fund manager contract – IM Trust	11	11
Core deposits – Mibanco	6	-
Licenses – Private hospitals	35	35
Rights of use – BCP	5	5
Other	5	5

(i)	During 2014, as a result of the review of the useful life of intangible assets, Management has changed the estimated useful life of brand names to ensure that such intangible assets are consistent with the current economic benefits and useful life expectations.

Both, the period and the amortization method, for an intangible asset shall be reviewed at least at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed to reflect this change. If there has been a change in the expected pattern of consumption of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes. The effects of these changes in the period and the amortization method are prospectively treated as changes in accounting estimates under IAS 8.

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

Notes to the consolidated financial statements (continued)

(p)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

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

For non-financial assets, excluding goodwill, an assessment is made at each reporting date whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income.

(q)	Non-current assets held for sale -

The Group classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the assets are available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, furniture and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

If the Group is committed to a sale plan involving loss of control of a subsidiary, the Group will classify all the assets and liabilities of that subsidiary as held for sale. This is regardless of whether it will retain a non-controlling interest in the former subsidiary after the sale.

Non-current assets classified as held for sale and liabilities classified as held for sale are presented separately from other assets and liabilities, respectively, in the consolidated statements of financial position according to IFRS 5. The Group discloses the major classes of assets and liabilities classified as held for sale separately in Note 13.

Also, when non-current assets held for sale do not represent a separate major line of business or geographical area of operations and they are not part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, nor are a subsidiary acquired exclusively with a view to resale; the non-current assets held for sale are not considered a discontinued operations and they are not excluded from the results of continuing operations and are not presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of income.

Notes to the consolidated financial statements (continued)

(r)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(s)	Financial guarantees -

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

(t)	Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The contribution payable to a defined contribution pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statements of income. Unpaid contributions are recorded as a liability.

(u)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(v)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

(w)	Income tax -

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

Notes to the consolidated financial statements (continued)

The carrying amount of deferred tax assets and liabilities may change even though there is no change in the amount of the related temporary differences. This can result from a change in tax rates or tax laws. In this case, the resulting deferred tax shall be recognized in profit or loss, except to the extent that it relates to items previously recognized outside profit or loss.

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

(x)	Earnings per share -

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

(y)	Share-based payment transactions -
(i)	Cash-settled transactions

As explained in Note 20(a), until 2008 the Group granted a supplementary remuneration plan to certain employees who had at least one year serving Credicorp or any of its Subsidiaries in the form of stock appreciation rights (SARs) over a certain number of Credicorp shares. SARs were granted at a fixed price and are exercisable at that price, allowing the employee to obtain a gain in cash (“cash-settled transaction”) arising from the difference between the fixed exercise price and the market price at the date the SARs are executed.

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the caption “Salaries and employee benefits” of the consolidated statements of income.

When the price or terms of the SARs are modified, any additional expense is recorded in the consolidated statements of income.

During 2014, all remaining SARs of this plan were executed by the employees, see Note 20(a).

Notes to the consolidated financial statements (continued)

(ii)	Equity-settled transactions

As explained in Note 20(b), since 2009 a new supplementary remuneration plan was implemented to replace the SARs plan (see (i) above).

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

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share, see (x) above.

(z)	Derivative financial instruments and hedge accounting -

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

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the caption “Cash flow hedge reserve”, while any ineffective portion is recognized immediately in the consolidated statements of income.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of income when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve are transferred to the consolidated statements of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in such reserve until the forecast transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

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

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statements of income. At the same time, the derivative is recorded as a trading derivative.

(iii)	Embedded derivatives

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

(aa)	Fair value measurement -
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

Notes to the consolidated financial statements (continued)

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 34.7(b).

(ab)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to segments, Note 30.

(ac)	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.8.

Commissions generated for these activities are included in the caption “Other income” of the consolidated statements of income.

(ad)	Cash and cash equivalents -

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with original maturities of three months or less, excluding restricted balances.

Cash collateral pledged as a part of repurchase agreements is presented in the caption “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see Note 5(a).

Cash collateral on pledged as a part of derivative financial instrument and others are presented in the caption “Other assets” in the consolidated statement of financial position, see Note 12.

(ae)	Reclassifications -

When it is necessary, comparative figures have been reclassified to conform to the current year presentation. Certain transactions were reclassified in the current year presentation; in Management’s opinion those reclassifications made in the consolidated financial statements as of December 31, 2013, are not significant considering the consolidated financial statements as whole.

(af)	Issued International Financial Reporting Standards but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but not effective as of December 31, 2014:

-	Amendments to IAS 1 “Presentation of Financial Statements”

Effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments clarify the materiality requirements in IAS 1, that specific line in the consolidated statements of income and the consolidated statements of comprehensive income and the consolidated statement of financial position may be disaggregated, that entities have flexibility as to the order in which they present the notes to consolidated financial statements and that the share of consolidated statements of comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profits or loss.

Notes to the consolidated financial statements (continued)

-	Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”: Clarification of Acceptable Methods of Depreciation and Amortisation

Effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted .The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used when the intangible asset is expressed as a measure of revenue or it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.

-	Amendments to IAS 19 “Employee Benefits”: Defined Benefit Plans: Employee Contributions

Effective for annual periods beginning on or after July 1, 2014. IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service (e.g. employee contributions that are calculated according to a fixed percentage of salary), an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service.

IFRS 9 “Financial Instruments”

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting and it carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

-	Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or contribution of assets between an investor and its associate or joint venture.

These amendments address an inconsistency between IFRS 10 and IAS 28 in the sale or contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary. These amendments are effective retrospectively for annual periods beginning on or after January 1, 2016.

-	Amendments to IFRS 11 “Joint Arrangements”: Accounting for Acquisitions of Interests

These amendments are effective prospectively for annual periods beginning on or after January 1, 2016 and apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting.

Notes to the consolidated financial statements (continued)

The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

-	IFRS 15 “Revenue from contracts with customer”

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all existing revenue recognition guidance, including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and IFRIC 13 “Customer Loyalty Programmes”. IFRS 15 is effective retrospectively for annual periods beginning on or after January 1, 2017, with early adoption permitted.

Notes to the consolidated financial statements (continued)

-	Improvements to IFRS (cycles 2012-2014)

The IASB issued improvements to IFRS 5 "Non-current assets held for sale and discontinued operations", IFRS 7 "Financial instruments: disclosures", IFRS 1 "First-time adoption of international financial reporting standards", IAS 19 "Employee benefits" and IAS 34 "Interim financial reporting", effective for annual periods beginning on or after January 1, 2016.

-	Improvements to IFRS (cycles 2010-2012 and 2011-2013)

The IASB issued improvements to IFRS 2 "Share-based Payment", IFRS 3 "Business Combinations", IFRS 8 "Operating Segments", IFRS 13 "Fair value Measurement" , IAS 16 "Property, plant and Equipment", IAS 24 "Related Party Disclosures”, IAS 38 "Intangible Assets" and IAS 40 "investment Property", effective for annual periods beginning on or after July 1, 2014.

The Group is in process of assessing the impact, if any, that the application of these standards may have on its consolidated financial statements.

4.	Cash and due from banks

This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Cash and clearing	4,370,210	3,523,816
Deposits in Peruvian Central Bank - BCRP	14,003,756	15,634,263
Deposits in banks	3,313,866	2,600,183
	21,687,832	21,758,262

Accrued interest	1,634	4,667

Total	21,689,466	21,762,929

As of December 31, 2014 and 2013, cash and due from banks includes approximately S/.17,525.3 and S/.17,066.8 million, respectively, mainly from BCP, which represent the legal reserve that Peruvian banks must maintain for its obligations with the public, and are within the limits established by prevailing Peruvian legislation at those dates.

Notes to the consolidated financial statements (continued)

The legal reserve funds maintained with BCRP are not interest-bearing, except for the part of the mandatory reserve in Nuevos Soles and in U.S. Dollars that exceeds the minimum legal reserve. As of December 31, 2014, the excess in Nuevos Soles amounts approximately to S/.160.1 million and bear interest at an annual average interest rate of 0.35 percent (S/.1,901.3 million, and annual average interest rate of 1.25 percent, as of December 31, 2013), while the excess in U.S. Dollars amounts approximately to US$3,441.5 million, equivalent to S/.10,276.3, and bear interest at an annual average interest rate of 0.040 percent (US$3,087.0, equivalent to S/.8,628.2 million, and annual average interest rate of 0.041 percent, as of December 31, 2013).

Deposits in local and foreign banks correspond principally to balances in Nuevos Soles and U.S. Dollars. All deposits are unrestricted and earn interest at market rates. As of December 31, 2014 and 2013, Credicorp does not have significant deposits in any specific financial institution.

Notes to the consolidated financial statements (continued)

5.	Cash collateral, reverse repurchase agreements and securities borrowings and payables from repurchase agreements and security lendings
(a)	This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Cash collateral on repurchase agreements and security lendings (i)	3,786,094	113,889
Reverse repurchase agreement and security borrowings (ii)	1,757,309	1,093,626

Total	5,543,403	1,207,515

(i)	As of December 31, 2014, this balance corresponds to the cash collateral amounted to approximately US$1,218.7 (equivalent to S/. 3,639.0 million) to guarantee a lending of approximately S/.3,566.9 obtained from the Peruvian Central Bank (BCRP). The related liability is presented in the caption “Payables from repurchase agreements and security lending” of the consolidated statements of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries Correval and IM Trust, provides financing to its customers through reverse repurchase agreements and security borrowings, in which a financial instrument serves as collateral. The details of said transactions are as follow:

		As of December 31, 2014						As of December 31, 2013
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Book value	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Book value	Fair value of underlying assets
		(%)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	(%)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Instruments issued by the Colombian Government	Pesos Colombianos	2.88	264,873	1,044,641	357,015	1,666,529	1,662,821	3.38	812,193	7,007	-	819,200	783,315
Instruments issued by the Chilean Government	Pesos Chilenos	0.60	-	-	479	479	477	0.44	-	31,022	-	31,022	31,022
Other instruments	-	0.81	34,478	55,823	-	90,301	91,128	2.24	57,474	172,840	13,090	243,404	249,700
			299,351	1,100,464	357,494	1,757,309	1,754,426		869,667	210,869	13,090	1,093,626	1,064,037

(b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and security lendings” by selling financial instruments and committing to repurchase them at future dates, plus interest at a fixed rate. As of December 31, 2014 and 2013, the details of said transactions are as follow:

		As of December 31, 2014						As of December 31, 2013
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Book value	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Book value	Fair value of underlying assets
		(%)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	(%)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Instruments issued by the Colombian Government	Pesos Colombianos	4.30	661,909	610,165	-	1,272,074	1,273,176	4.32	670,867	29,074	-	699,941	688,355
Instruments issued by the Chilean Government	Pesos Chilenos	0.32	23,483	14,934	-	38,417	38,722	0.39	31,022	-	-	31,022	31,022
Other instruments	-	0.27	54,430	16,940	-	71,370	73,522	1.64	75,814	70,200	-	146,014	154,737
Debt Instruments (c)	-		-	-	6,926,609	6,926,609	7,424,051		949,629	-	1,693,711	2,643,340	2,673,378
			739,822	642,039	6,926,609	8,308,470	8,809,471		1,727,332	99,274	1,693,711	3,520,317	3,547,492

Notes to the consolidated financial statements (continued)

(c)	As of December 31, 2014 and 2013, this balance corresponds to repurchase agreements in which the Group has pledged as collateral cash, see Note 5 (a), available-for-sale investments and held-to-maturity investments, see Note 6(p). This item is made up as follows:

		As of December 31, 2014			As of December 31, 2013
Counterparts	Currency	Maturity	Book value	Collateral	Maturity	Book value	Collateral
			S/.(000)			S/.(000)

BCRP, see Note 5(a)(i)	Nuevos Soles	Feb-2015 / Jun-2016	3,566,920	Cash in BCRP	-	-	-
BCRP	Nuevos Soles	Apr-2015 / Jan-2016	1,058,371	Investments available-for-sale	Jan-2014	949,629	Investments available-for-sale and cash
Commerzbank Aktiengesellschaft	U.S. Dollar	Oct-2015	669,781	Investments available-for-sale and cash	Oct-2015	625,182	Investments available-for-sale and cash
Nomura International PLC (*)	U.S. Dollar	Nov-2019 / Dec-2019	447,900	Investments held-to-maturity and cash	Mar-2019	335,400	Investments held-to-maturity and cash
Natixis S.A.	U.S. Dollar	Aug-2017	300,000	Investments available-for-sale and held-to-maturity	-	-	-
Credit Suisse Perú	U.S. Dollar	Aug-2017	300,000	Investments held-to-maturity and cash	-	-	-
Nomura International PLC (**)	U.S. Dollar	Aug-2020	238,880	Investments held-to-maturity and cash	Aug-2020	223,600	Investments held-to-maturity and cash
Nomura International PLC (***)	U.S. Dollar	Aug-2020	209,020	Investments held-to-maturity	-	-	-
Credit Suisse INTL	U.S. Dollar	Mar-2015	89,145	Investments available-for-sale and cash	May-2014	65,719	-
Barclays PLC	U.S. Dollar	Feb-2015/Jun-2015	46,592	Investments available-for-sale and cash	Mar-2014 / Aug-2014	80,487	-
Deutsche Bank AG, London Branch	U.S. Dollar	-	-	-	May-2014	300,000	Investments held-to-maturity and cash
Merrill Lynch International	U.S. Dollar	-	-	-	Feb-2014 / Jun-2014	63,323	-
			6,926,609			2,643,340

As of December 31, 2014 and 2013, these repurchase agreements accrued interest in Nuevos Soles at fixed average rate of 4.08 percent. As of December 31, 2014, these repurchase agreements accrued interest in U.S. Dollar at fixed rate between 1.15 and 4.70 percent and at variable rate between Libor 3M+0.35 percent and Libor 6M+1.70 percent, respectively (between 1.10 and 4.80 percent and between Libor 3M+0.35 percent and Libor 6M+1.38 percent, respectively, as of December 31, 2013).

Certain repurchase agreements were hedged through cross currency swaps (CCS) and interest rate swaps (IRS), as detailed bellow:

(*)	As of December 31, 2014, the Group maintained interest rate swaps (IRS), which were designated as cash flow hedges of certain repurchase agreements at variable rate for a notional amount of US$150.0 million, equivalent to approximately S/.447.9 million (US$120.0 million, equivalent to approximately S/.335.4 million, as of December 31, 2013). Through the IRS, these repurchase agreements were economically converted to fixed interest rate, see Note 12(b).

(**)	As of December 31, 2013, the Group maintained repurchase agreement in U.S. Dollars at variable rate for a notional amount of US$80.0 million, equivalent to approximately S/.223.6 million, this repurchase agreement was hedged through an IRS, which was designated as cash flow hedge, as a result, this repurchase agreement was economically converted to fixed interest rate.

During 2014, the Group signed a cross currency swap (CCS), which was designated in combination with initial IRS as cash flow hedge. Through these hedged, this repurchase agreement was economically converted to Nuevos Soles at fixed rate, see Note 12(b). As of December 31, 2014, CCS and IRS have a notional amount (combined hedge) of US$80.0 million, equivalent to approximately S/.238.9 million.

(***)	During February 2014, the Group signed a CCS, which was designated as cash flow hedge of a repurchase agreement in U.S. Dollars at variable interest rate for a notional amount of US$70.0 million, equivalent to approximately S/.209.0 million. Through the CCS, this repurchase agreement was economically converted to Nuevos Soles at fixed rate, see Note 12(b).

Notes to the consolidated financial statements (continued)

6.	Investments
(a)	Investments at fair value through profit or loss and available-for-sale are made up as follows:

	2014				2013
		Unrealized gross amount				Unrealized gross amount
	Amortized Cost	Gains	Losses (b)	Estimated fair value	Amortized cost	Gains	Losses (b)	Estimated fair value
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Investments at fair value through profit or loss (trading) – (e)	-	-	-	2,525,970	-	-	-	1,500,046

Investments available–for–sale:
Corporate, leasing and subordinated bonds (f)	6,452,294	301,704	(85,751)	6,668,247	5,848,588	183,265	(129,358)	5,902,495
BCRP certificates of deposit (g)	3,060,435	4,243	(69)	3,064,609	5,323,712	1,333	(685)	5,324,360
Governments’ treasury bonds (h)	1,859,718	191,566	(21,838)	2,029,446	2,603,889	169,713	(51,582)	2,722,020
Participation in RAL’s funds (i)	542,921	-	-	542,921	351,547	-	-	351,547
Assets backed securities (j)	437,719	20,460	(3,791)	454,388	813,476	46,498	(7,424)	852,550
Central Bank of Bolivia certificates of deposit (k)	438,520	8,883	(857)	446,546	326,121	391	(50)	326,462
Restricted mutual funds (l)	149,633	141,171	-	290,804	184,747	105,824	-	290,571
Participations in mutual funds	152,017	13,550	(1,902)	163,665	202,559	15,848	(1,954)	216,453
Hedge funds	143,403	2,953	(6,086)	140,270	87,718	5,668	(1,864)	91,522
Negotiable certificates of deposit	77,290	4,989	(5)	82,274	92,593	9,402	(5)	101,990
Bonds of multilateral development banks	74,403	5,664	-	80,067	154,379	10,292	(2,063)	162,608
Collateralized mortgage obligations (CMO) (m)	31,228	7,700	-	38,928	36,212	6,649	-	42,861
US Government – Agencies and Sponsored Enterprises	2,444	236	-	2,680	24,031	2,010	(120)	25,921
	13,422,025	703,119	(120,299)	14,004,845	16,049,572	556,893	(195,105)	16,411,360

Listed securities (n)	543,515	1,014,043	(31,261)	1,526,297	535,952	1,088,368	(21,544)	1,602,776
Not-listed securities	31,916	19,464	(589)	50,791	32,841	9,433	(1,255)	41,019
	575,431	1,033,507	(31,850)	1,577,088	568,793	1,097,801	(22,799)	1,643,795

Balances before accrued interest	13,997,456	1,736,626	(152,149)	15,581,933	16,618,365	1,654,694	(217,904)	18,055,155

Accrued interest				166,063				155,656

Balance of available–for–sale investments				15,747,996				18,210,811

(b)	As of December 31, 2014 and 2013, Credicorp’s Management has determined that the unrealized losses of investments available-for-sale are of temporary nature, considered factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. Also, Management intents and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

(c)	During the year 2014, as a result of the impairment assessment of its investments available-for-sale, the Group recorded an impairment amounting to S/.7.8 million (S/.3.0 million and S/.0.2 million during 2013 and 2012, respectively), which is presented in the caption “Impairment loss on available-for-sale investments” of the consolidated statements of income.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest, is presented in Note 18(c).

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2014 and 2013, the maturities and the annual market rates of the investments available-for-sale are as follows:

	Maturity		Annual effective interest rates
	2014	2013	2014						2013
			S/.		US$		Other currencies		S/.		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate, leasing and subordinated bonds	Jan-2015/ Nov 2067	Jan-2014 / Nov-2067	2.19	10.17	0.03	21.29	2.94	7.99	2.45	10.73	0.03	20.76	3.10	6.25
BCRP certificates of deposit	Jan-2015/ Jun 2016	Jan-2014 / May-2015	3.32	4.00	-	-	-	-	3.54	4.11	0.15	0.15	-	-
Governments’ treasury bonds	Jan-2015/ Feb 2055	Jan-2014 / Nov-2050	1.57	6.88	0.47	7.95	0.27	7.45	2.07	7.15	0.11	6.25	0.62	3.19
Assets backed securities	Nov-2016/ Sep-2039	May-2014 / Sep-2039	2.86	9.17	2.86	9.21	3.00	8.44	4.04	9.26	1.83	8.35	5.37	8.44
Central Bank of Bolivia certificates of deposit	Jan-2015/ Ago-2016	Jan-2014 / Oct-2014	-	-	-	-	0.39	5.40	-	-	-	-	0.93	3.66
Negotiable certificates of deposit	Jan-2015 / Feb-2026	Jan-2014 / Mar-2029	3.32	6.75	-	-	0.54	1.00	1.03	6.87	2.92	2.92	-	-
Bonds of multilateral development banks	Jan-2017/ Jun- 2019	Oct-2014/ Jun- 2019	4.61	4.61	1.48	2.62	-	-	4.97	5.37	1.98	6.78	-	-
Collateralized mortgage obligations (CMO)	Ago-2020/ Dec-2036	Feb-2014 / May-2036	-	-	2.86	8.05	-	-	-	-	1.98	8.72	-	-
US Government – Agencies and sponsored enterprises	Abr-2016/ Ago-2035	Jul-2014 / Jun-2043	-	-	0.68	1.56	-	-	-	-	0.21	4.52	-	-

(e)	As of December 31,2014, the balance includes instruments mainly 15,675 BCRP certificates of deposit (securities issued at discount through public auctions, negotiated in the Peruvian secondary market and settled in Nuevos Soles) amounting to S/.1,543.3 million, governments’ treasury bonds for an amount of approximately S/.395.3 million, participation in mutual fund to an amount for approximately S/.223.2 million and Corporate, leasing, and subordinated bonds for an amount of S/.205.1 million (BCRP certificates of deposit, Governments’ treasury bonds and participation in mutual funds amount to approximately S/.972.9 million, S/.176.1 million and S/.168.3 million, respectively, as of December 31, 2013).

(f)	The unrealized losses on these investments as of December 31, 2014, corresponded to 513 items of which the highest individual unrealized loss amounts to approximately S/.4.8 million (343 items and S/.8.9 million, respectively, as of December 31, 2013).

(g)	As of December 31, 2014, the Group maintains 31,248 BCRP certificates of deposit (53,778 BCRP certificates of deposit as of December 31, 2013).

(h)	As of December 31, 2014, includes mainly debt instruments issued by the Peruvian Government in Nuevos Soles for an amount of approximately S/.1,161.2 million and US Dollars for an amount of approximately S/. 526.2 million, the U.S. Government in U.S Dollars for approximately S/.124.4 million and the Chile Government in U.S Dollars for approximately S./ 84.0 million (S/.1,761.7 million and S/.386.5 million, respectively, issued by the Peruvian Government, S/.233.0 million issued by the Colombia Government and S/.136.1 million issued by the U.S. Government, as of December 31, 2013).

Certain Governments’ treasury bonds were hedged through cross currency swaps (CCS) and interest rate swaps (IRS), as detailed bellow:

(i)	As of December 31, 2013, certain sovereign bonds were hedged through CCS for a notional amount to S/.353.8 million, see Note 12(b), these bonds were economically converted to U.S. dollars at a fixed rate. During 2014, due to the change in Group functional currency, the Group revoked these sovereign bonds cash flow hedges. In that sense, the net unrealized gain arise from the fair value of CCS, previously recognized in the consolidated statements of comprehensive income, will be recorded in the consolidated statements of income over the remaining term of the underlying asset (sovereign bonds).

Notes to the consolidated financial statements (continued)

(ii)	As of December 31, 2014, certain foreign governments bonds were hedged through CCS for a notional amount to S/.25.4 million, see Note 12(b), through these CCS, these bonds were economically converted to Nuevos Soles at fixed rate.

(iii)	As of December 31, 2014, certain Peruvian Government, corporate and international financial entities bonds denominated in U.S Dollars at fix interest rate were hedged as a fair value hedges through IRS for a notional amount to S/.844.0 million (S/.924.4 million as of December 31, 2013), see Note 12(b); through the IRS these bonds were economically converted to U.S. Dollars at variable interest rates.

(i)	These funds amount approximately to S/.209.6 million in Bolivianos and S/.333.3 million in U.S. Dollars (S/.109.3 million and S/.242.2 million, respectively, as of December 31, 2013) and comprise investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required to all banks established in Bolivia.

(j)	Assets backed securities are secured by a specified pool of underlying assets and are mainly traded in the Peruvian over-the-counter market. Pools of underlying assets are made up of receivables with predictable future payments. As of December 31, 2014 and 2013, the balance includes S/.418.5 million and S/.344.4 million, respectively, of financial instruments issued by Hunt Oil Company and Abengoa Trasmisión Norte (the originators). The underlying assets are future receivables from the sale of hydrocarbons extracted in Peru. At those dates, the bonds have semiannual payments until 2025.

(k)	As of December 31, 2014 and 2013, certificates of deposits issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

(l)	Restricted mutual funds comprise participation quotas in the private pension funds managed by the Group as required by Peruvian regulations. They have disposal restrictions and their profitability is the same as the one obtained by the private pension funds managed.

(m)	Collaterized mortgage obligations correspond to senior tranches.

(n)	As of December 31, 2014, the unrealized gains on listed securities arises mainly from shares in Banco de Crédito e Inversiones de Chile (BCI Chile), Edelnor S.A.A.,Inversiones Centenario S.A.A. and Alicorp, which amounted to S/.453.4 million, S/.186.2 million, S/.169.2 million and S/.152.8 million, respectively (S/.450.0 million, S/.145.9 million, S/.151.8 million and S/.271.1 million, respectively, as of December 31, 2013).

Notes to the consolidated financial statements (continued)

(o)	Investments held-to-maturity are as follow:

	2014		2013
	Book Value	Fair value	Book Value	Fair value
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Peruvian sovereign bonds	2,098,727	2,107,469	266,906	253,035
Bonds of foreign governments	288,023	276,107	281,479	264,658
Peruvian treasury bonds	226,192	223,867	116,534	111,161
	2,612,942	2,607,443	664,919	628,854

Accrued interest	54,721	54,721	12,058	12,058

Total	2,667,663	2,662,164	676,977	640,912

As of December 31, 2014, the maturities are between August 2017 and February 2042. At this date, investments bear interest at an annual effective interest rate between 3.98 and 6.79 percent for bonds issued in Nuevos Soles and between 2.01 and 3.33 percent for bonds issued in U.S. Dollars. As of December 31, 2013, the maturities are between March 2019 and August 2020. At this date, investments beared interest at an annual effective interest rate of 3.80 percent for bonds issued in Nuevos Soles and between 1.55 and 1.96 percent for bonds issued in U.S. Dollars.

As of December 31, 2014 and 2013, Credicorp’s Management has determined that the difference between amortized cost and fair value of investment held-to-maturity is of temporary nature, due to the risk category of the investments (Perú is rated “A-” and Brasil, Colombia and México are rated “BBB+“), and Credicorp’s intent and ability to hold each investment until its maturity.

(p)	As of December 31, 2014, the Group entered into Repo transactions over corporate, multilateral development banks and governments’ bonds accounted for as investments available-for-sale for an estimated fair value of S/.2,113.0 million (S/.2,115.5 million as of December 31, 2013); the related liability is presented in the caption “Payables from repurchase agreements and security lending” of the consolidated statements of financial position, see Note 5(c).

Also, as of December 31, 2014, the Group entered into Repo transactions over investments held-to-maturity for an estimated fair value S/.1,525.3 million (S/.640.9 million as of December 31, 2013). The related liability is presented in the caption “Payables from repurchase agreements and security lendings” of the consolidated statements of financial position, see Note 5(c).

Notes to the consolidated financial statements (continued)

(q)	Investments at fair value through profit or loss (trading), available-for-sale and held-to-maturity classified by contractual maturity are as follows:

	2014
	Trading	Available-for-sale	Held-to-maturity
	S/.(000)	S/.(000)	S/.(000)

Up to 3 months	456,234	541,495	-
From 3 months to 1 year	1,240,958	2,725,094	-
From 1 to 3 years	329,226	2,220,743	466,328
From 3 to 5 years	11,729	1,129,479	519,215
Over 5 years	122,961	6,250,374	1,627,399
Without maturity	364,862	2,714,748	-

Total	2,525,970	15,581,933	2,612,942

	2013
	Trading	Available-for-sale	Held-to-maturity
	S/.(000)	S/.(000)	S/.(000)

Up to 3 months	142,229	2,742,906	-
From 3 months to 1 year	780,797	3,626,009	-
From 1 to 3 years	153,325	1,474,908	-
From 3 to 5 years	12,072	1,838,867	-
Over 5 years	165,760	5,776,139	664,919
Without maturity	245,863	2,596,326	-

Total	1,500,046	18,055,155	664,919

Notes to the consolidated financial statements (continued)

7.	Loans, net

(a)	This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Direct loans -
Loans	57,438,166	44,556,305
Leasing receivables	9,280,086	8,588,951
Credit card receivables	6,365,981	6,217,978
Discounted notes	1,661,592	1,499,540
Factoring receivables	1,002,893	831,803
Advances and overdrafts	560,743	456,689
Refinanced loans	647,802	371,833
Past due and under legal collection loans	2,009,328	1,437,253
	78,966,591	63,960,352
Add (less) -
Accrued interest	659,929	476,953
Unearned interest	(117,160)	(75,378)
Allowance for loan losses (d)(*)	(2,986,854)	(2,263,648)

Total direct loans, net	76,522,506	62,098,279
Indirect loans, Note 21(a)	17,319,458	13,036,772

(b)	Direct loans by class are as follows:

	2014	2013
	S/.(000)	S/.(000)

Commercial loans	43,535,399	36,746,804
Residential mortgage loans	12,498,191	10,730,628
Consumer loans	11,647,219	8,607,602
Micro-business loans	11,285,782	7,875,318
Total	78,966,591	63,960,352

(c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

Notes to the consolidated financial statements (continued)

(d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2014
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Beginning balances	448,435	144,571	865,469	927,483	2,385,958
Provision	357,283	4,903	427,214	926,409	1,715,809
Recoveries of written-off loans	65,827	13,029	43,297	76,180	198,333
Loan portfolio written-off	(334,571)	(6,270)	(220,072)	(711,305)	(1,272,218)
Translation result	19,296	8,905	8,164	37,849	74,214

Ending balances (*)	556,270	165,138	1,124,072	1,256,616	3,102,096

	2013
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Beginning balances	392,017	133,610	648,794	724,075	1,898,496
Provision	256,200	3,516	306,346	664,309	1,230,371
Recoveries of written-off loans	46,381	9,180	30,507	53,676	139,744
Loan portfolio written-off	(260,391)	(4,880)	(171,279)	(553,597)	(990,147)
Translation result	(23,988)	(9,635)	(15,780)	(34,492)	(83,895)
Effect of change in presentation currency, Note 3(c)(ii)	38,216	12,780	66,881	73,512	191,389

Ending balances (*)	448,435	144,571	865,469	927,483	2,385,958

	2012
	Commercial Loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Beginning balances	328,144	126,025	501,656	549,046	1,504,871
Provision	120,556	4,603	364,304	506,731	996,194
Recoveries of written-off loans	41,199	8,426	25,168	47,281	122,074
Loan portfolio written-off	(82,025)	(1,474)	(210,019)	(354,515)	(648,033)
Translation result	4,685	3,343	767	12,215	21,010
Effect of change in presentation currency, Note 3(c)(ii)	(20,542)	(7,313)	(33,082)	(36,683)	(97,620)

Ending balances (*)	392,017	133,610	648,794	724,075	1,898,496

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately S/.2,986.9 million and S/.115.2 million, respectively, as of December 31, 2014 (approximately S/.2,263.6 million and S/.122.3 million; and S/.1,782.5 million and S/.116.0 million, as of December 31, 2013 and 2012, respectively). The allowance for indirect loan losses is included in the caption “Other liabilities” of the consolidated statements of financial position, Note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2014, 2013 and 2012 has been established in accordance with IAS 39 and is sufficient to cover incurred losses on the loan portfolio.

Notes to the consolidated financial statements (continued)

(e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

(f)	For the years 2014 and 2013, the Group has not recorded in the consolidated statements of income interest on past due for more than 90 days and under legal collection because of such interest is excluded from interest income until collected. Interest income that would have been recorded for these loans in accordance with their original contract terms and have not been recognize as income amounts to approximately S/.415.6 million, S/.274.5 million and S/.184.1 million as of December 31, 2014, 2013 and 2012, respectively.

(g)	As of December 31, 2014 and 2013, the direct gross loan portfolio classified by maturity, based on the remaining period to repayment date is as follows:

	2014	2013
	S/.(000)	S/.(000)

Outstanding loans -
Up to 1 year	35,172,064	29,380,811
From 1 to 3 years	16,885,568	13,106,448
From 3 to 5 years	9,512,569	7,554,773
Over 5 years	15,387,062	12,481,067

Past due loans -
Up to 4 months	644,136	600,307
Over 4 months	667,659	507,077
Under legal collection	697,533	329,869

Total	78,966,591	63,960,352

See analysis of credit risk in Note 34.1.

8.	Financial assets and liabilities designated at fair value through profit or loss
(a)	This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Unit linked financial assets (b)	297,100	244,772
Indexed certificates (c)	-	55,064

	297,100	299,836

Notes to the consolidated financial statements (continued)

(b)	The Group issues unit linked life insurance contracts whereby the policyholder bears the investment risk on the assets held in the unit linked funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund. For the year 2014, the loss resulting from the difference between cost and estimated fair value for these financial assets amounted to approximately S/.1.4 million (loss of S/.13.5 million and gain of S/.17.9 million for the year 2013 and 2012, respectively) and is presented in the caption “Net loss on financial assets designated at fair value through profit or loss” of the consolidated statements of income. The offsetting of this effect is included in gross premiums which are part of the caption “Net premiums earned” of the consolidated statements of income, see Note 24.

(c)	In connection with the liabilities that result from Credicorp’s stock appreciation rights (SARs), (Note 20(a)), BCP signed several contracts with Citigroup Global Markets Holdings Inc., Citigroup Capital Limited, Citigroup Capital Market Inc. (collectively hereinafter “Citigroup”) and Credit Agricole Corporate and Investment Bank (hereinafter “Calyon”).

These contracts consist of the purchase of certificates indexed to the performance of Credicorp Ltd. (BAP) shares, in the form of “warrants” issued by Citigroup and Calyon, with the same number of Credicorp Ltd. shares.

As of December 31, 2013, the Group had 144,914 certificates at a total cost of S/.27.7 million, (S/.191.82 per certificate). During 2014, the Group settled all the remaining certificates (settled 70,000 certificates during 2013).

For the year 2014, the net loss generated by the indexed certificates is comprised by the loss arising from their valuation, approximately S/.29.9 million (loss of S/.21.4 million for the year 2013), plus the gain resulting from their settlement, approximately S/.27.2 million (gain of S/.16.8 million for the year 2013), and has been recorded in the caption “Net loss on financial assets designated at fair value through profit or loss” of the consolidated statements of income.

Notes to the consolidated financial statements (continued)

9.	Receivable and payable accounts from insurance contracts
(a)	As of December 31, 2014 and 2013, the caption “Premiums and other policies receivable” of the consolidated statements of financial position includes balances for approximately S/.578.3 and S/.576.1 million, respectively, which primarily due in a current period, have no collaterals and present no material past due balances.

(b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable	2014	2013
	S/.(000)	S/.(000)

Beginning balances	578,722	427,023
Reported claims of premiums ceded, Note 25	96,872	161,942
Premiums ceded unearned during the year, Note 24(a) (**)	(35,351)	12,193
Premiums assumed	30,607	51,332
Settled claims of premiums ceded by facultative contracts	(41,934)	50,719
Collections and other, net	(160,535)	(168,775)
Transfers to non-current assets classified as held for sale, note 13	(244)	-
Effect of change in presentation currency, Note 3(c)(ii)	-	44,288

Ending balances	468,137	578,722

Accounts receivable as of December 31, 2014 and 2013, include S/.135.0 million and S/.170.5 million, respectively, which correspond to the unearned portion of the ceded premiums to the reinsurers.

Accounts payable	2014	2013
	S/.(000)	S/.(000)

Beginning balances	232,497	174,767
Premiums ceded to reinsurers in facultative contracts, Note 24(a) (**)	314,624	347,378
Coinsurance granted	32,866	8,092
Payments and other, net	(359,077)	(315,737)
Effect of change in presentation currency, Note 3(c)(ii)	-	17,997

Ending balances	220,910	232,497

Accounts payable to reinsurers are primarily related to the proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess of loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period. The net movement of the accounts payable of automatic contracts (mainly excess of loss) for the years 2014 and 2013 amount to S/143.0 million and S/.136.0 million, respectively, in which are included in the caption “Premiums ceded to reinsurers, net” of the consolidated statements of income, see Note 24(a) (**).

Notes to the consolidated financial statements (continued)

10.	Property, furniture and equipment, net
(a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2014, 2013 and 2012, is as follows:

	Land	Buildings and other construction	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost -
Balance as of January 1	552,203	1,164,788	462,095	411,751	573,372	172,295	230,440	3,566,944	2,807,598	2,543,851
Additions	82,078	26,993	10,440	32,134	35,482	8,095	106,512	301,734	537,725	427,692
Business acquisitions, Note 2(a)	58,241	37,930	18,571	15,839	8,320	4,404	1,218	144,523	-	48,945
Transfers	1,620	59,993	30,798	21,116	24,348	6,959	(144,834)	-	-	-
Transfers to non-current assets classified as held for sale	(83,460)	(37,317)	(4,682)	(19,161)	(3,736)	(42,259)	(7,197)	(197,812)	-	-
Sales, disposals and other	(3,564)	(715)	(7,990)	(19,054)	(12,694)	(8,553)	-	(52,570)	(62,546)	(69,937)
Effect of change in presentation currency, Note 3(c)(ii)	-	-	-	-	-	-	-	-	284,167	(151,387)
Balance as of December 31	607,118	1,251,672	509,232	442,625	625,092	140,941	186,139	3,762,819	3,566,944	2,799,164

Accumulated depreciation -
Balance as of January 1	-	530,024	301,010	228,975	402,614	84,274	-	1,546,897	1,302,336	1,270,172
Depreciation for the year	-	34,823	35,737	30,414	61,934	15,962	-	178,870	148,847	140,876
Transfers to non-current assets classified as held for sale	-	(3,740)	(692)	(4,339)	(2,688)	(1,167)	-	(12,626)	-	-
Sales, disposals and other	-	(212)	(5,964)	(14,615)	(13,754)	(5,195)	-	(39,740)	(32,929)	(44,935)
Effect of change in presentation currency, Note 3(c)(ii)	-	-	-	-	-	-	-	-	128,643	(72,211)
Balance as of December 31	-	560,895	330,091	240,435	448,106	93,874	-	1,673,401	1,546,897	1,293,902

Net book value	607,118	690,777	179,141	202,190	176,986	47,067	186,139	2,089,418	2,020,047	1,505,262

(b)	Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

(c)	During 2014 and 2013 the Group, as part of its annual infrastructure investing, has made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies. Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with its corporate policies.

(d)	Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2014 and 2013 there is no evidence of impairment of the Group’s property, furniture and equipment.

Notes to the consolidated financial statements (continued)

11.	Intangibles assets and goodwill, net
(a)	Intangible assets –

The movement of finite useful live intangible assets for the years ended December 31, 2014, 2013 and 2012, is as follows:

Description	Client relationships (i)	Rights of use	Brand name (ii)	Fund Manager Contract (iii)	Core deposits intangible	Software and developments	Other	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost -
Balance as of January 1	349,185	57,882	155,525	123,503	-	1,069,370	221,324	1,976,789	1,553,169	1,194,498
Additions	-	-	-	-	-	138,769	108,113	246,882	298,400	167,763
Business acquisitions 2(a)	84,200	-	170,700	-	21,100	31,838	-	307,838	-	278,269
Transfers	-	-	-	-	-	31,820	(31,820)	-	-	-
Transfers to non-current assets classified as held for sale	(15,977)	-	(41,983)	-	-	-	(89,510)	(147,470)	-	-
Disposals and other	(9,043)	(1,982)	(8,690)	(17,426)	-	(2,023)	(15,326)	(54,490)	(32,088)	(8,305)
Effect of change in presentation currency, Note 3(c)(ii)	-	-	-	-	-	-	-	-	157,308	(79,056)
Balance as of December 31	408,365	55,900	275,552	106,077	21,100	1,269,774	192,781	2,329,549	1,976,789	1,553,169

Accumulated amortization -
Balance as of January 1	106,716	26,267	29,549	5,187	-	625,722	32,845	826,286	586,051	476,154
Amortization for the year	26,530	11,148	34,610	4,125	2,638	163,144	12,722	254,917	179,507	145,215
Transfers to non-current assets classified as held for sale	(4,865)	-	(4,883)	-	-	-	(16,433)	(26,181)	-	-
Disposals and other	11,322	(180)	(2,720)	(3,895)	-	(13,141)	(2,522)	(11,136)	(996)	(4,928)
Effect of change in presentation currency, Note 3(c)(ii)	-	-	-	-	-	-	-	-	61,724	(30,390)
Balance as of December 31	139,703	37,235	56,556	5,417	2,638	775,725	26,612	1,043,886	826,286	586,051

Net book value	268,662	18,665	218,996	100,660	18,462	494,049	166,169	1,285,663	1,150,503	967,118

During 2014 and 2013, additions were related to the implementation of a technological platform, which is used for the administration of the insurance segment, and to develop applications related to basic information of clients, implementation of treasury solutions among others.

Notes to the consolidated financial statements (continued)

(i)	Client relationships -

This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Prima AFP – AFP Unión Vida	136,827	158,890
IM Trust	29,323	32,794
Correval	19,842	24,529
Edyficar	7,491	10,568
Mibanco	75,179	-
Private hospitals	-	15,688

Book value, net	268,662	242,469

(ii)	Brand name -

This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Mibanco	165,579	–
Correval	28,743	36,318
Edyficar	5,442	28,984
IM Trust	19,232	24,244
Private hospitals	-	36,430

Book value, net	218,996	125,976

(iii)	Fund manager contract -

This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Correval	55,688	69,063
IM Trust	44,972	49,253

Book value, net	100,660	118,316

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

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2014	2013
	S/.(000)	S/.(000)

Goodwill -
IM Trust, Note 2(a)	118,788	225,503
Private hospitals	-	193,833
Edyficar and Mibanco	273,694	141,695
Prima AFP – AFP Unión Vida	124,640	124,640
Correval, Note 2(a)	88,737	100,916
Banco de Crédito del Perú	52,359	52,359
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	36,355	36,355
Atlantic Security Holding Corporation	29,802	29,795
Corporación Novasalud Perú S.A. EPS	10,464	10,464
Willis Corredores de Seguros S.A.	4,672	4,887

Book value, net	739,511	920,447

The recoverable amount of all CGUs has been determined based on value in use calculations, determined by discounting the future cash flows expected to be generated from the continuing use of the CGU.

The following table summarizes the key assumptions used for value in use calculations in 2014 and 2013:

	As of December 31, 2014
Description	Terminal value growth rate	Discount rate
	%	%

IM Trust	5.25	12.91
Edyficar and Mibanco	5.00	14.45
Prima AFP – Unión Vida	1.40	9.12
Correval	3.80	13.29
Banco de Crédito del Perú	4.70	12.72
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	3.00	10.99
Atlantic Security Bank	2.00	7.07
Willis Corredores de Seguros S.A.	2.00	18.40

Notes to the consolidated financial statements (continued)

	As of December 31, 2013
Description	Terminal value growth rate	Discount rate
	%	%

IM Trust	5.25	12.02
Private hospitals	2.95	9.95
Edyficar and Mibanco	4.00	12.70
Prima AFP – AFP Unión Vida	1.80	9.03
Correval	3.80	12.96
Banco de Crédito del Perú	4.00	12.27
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	2.00	10.90
Atlantic Security Bank	2.00	8.13
Willis Corredores de Seguros S.A.	2.00	18.40

Five or ten years of cash flows, depending of the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on past performance and management’s expectations of market development. A long-term growth rate into perpetuity has been determined taking into account forecasts included in industry reports.

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

For the period ended December 31, 2014, the Group recorded a gross impairment loss amounting to S/.90.3 million for IM Trust as a result of the assessment of the recoverable amount of IM Trust’s CGU, which amounts to S/.306.1 million (gross impairment loss amounting to S/.52.3 million a result of the assessment of the recoverable amount of IM Trust’s CGU, which amounts to S/.453.4 million in 2013).

Also during 2014, the Group recorded a gross impairment loss amounting to S/.2.3 million for other entities (gross impairment loss amounting to S/.2.8 million for other entities in 2013).

The impairment losses due to lower generated revenues in comparison to revenues originally budgeted by the Management, mainly for changes in the tax and a gradual economic environment deterioration in Chile during 2014 and 2013.

During 2014 and 2013, the total gross impairment recorded by the Group amounting to S/.92.6 million and  S/.55.1 million, respectively, and is presented in the caption “Impairment loss on Goodwill” of the consolidated statements of income.

The key assumptions described above may change as economic and market conditions change. The Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGU to decline below the carrying amount.

Notes to the consolidated financial statements (continued)

Thereon, the most critical assumption for calculating the goodwill impairment of IM Trust is the corresponding to the discount rate. In this sense, if the rate had risen 0.5 percent, the impairment would have increased by approximately S/.21.6 million (S/.33.1 million as of December 31, 2013); on the other hand, if the rate had dropped 0.5 percent, the impairment would have decreased by approximately S/.24.6 million (S/.37.7 million as of December 31, 2013).

12.	Other assets and other liabilities
(a)	These items are made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Other assets
Financial instruments:
Accounts receivable	941,168	617,818
Derivatives receivable (b)	845,931	461,833
Cash collateral on derivatives and others (e)	81,428	67,856
Operations in process (c)	15,029	21,208
	1,883,556	1,168,715
Non-financial instruments:
Deferred income tax asset, Note 19(c)	472,235	340,724
Value added tax credit	454,593	592,191
Prepaid expenses	393,611	335,375
Deferred fees	157,245	148,213
Income tax prepayments, net	153,169	201,410
Investments in associates (f)	81,274	63,673
Seized assets, net	37,945	25,105
Other	39,179	27,464
	1,789,251	1,734,155

Total	3,672,807	2,902,870
F-72

Notes to the consolidated financial statements (continued)

	2014	2013
	S/.(000)	S/.(000)

Other liabilities
Financial instruments:
Accounts payable	1,376,739	1,062,709
Derivatives payable (b)	682,401	431,313
Payroll, salaries and other personnel expenses	492,816	430,324
Put options written on non-controlling interest, Note 2(c)	416,235	340,727
Allowance for indirect loan losses, Note 7(d)	115,242	122,306
Operations in process (c)	58,903	45,480
	3,142,336	2,432,859

Non-financial instruments:
Deferred income tax liability, Note 19(c)	265,289	353,707
Contributions	265,352	97,811
Provision for sundry risks (d)	158,013	107,174
Other	15,965	192
	704,619	558,884

Total	3,846,955	2,991,743

Notes to the consolidated financial statements (continued)

(b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place changes.

The table below presents, as of December 31, 2014 and 2013, the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured, see Note 21(a).

		2014				2013				2014 and 2013
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Hedged instrument
		S/.(000)	S/.(000)	S/.(000)		S/.(000)	S/.(000)	S/.(000)

Derivatives held for trading (i) -
Forward exchange contracts		192,032	289,570	17,278,607	Between January 2015 and September 2016	175,934	126,720	15,780,891	Between January 2014 and September 2018	-
Interest rate swaps		55,313	52,724	6,921,378	Between January 2015 and November 2024	60,498	46,881	5,723,140	Between March 2014 and August 2024	-
Currency swaps		285,187	272,848	8,554,597	Between January 2015 and December 2025	95,192	138,551	5,468,700	Between January 2014 and December2023	-
Options		15,320	19,280	1,980,405	Between January 2015 and December 2015	7,303	24,322	1,333,668	Between January and December 2014	-

		547,852	634,422	34,734,987		338,927	336,474	28,306,399

Derivatives held as hedges -
Cash flow hedges (ii):
Interest rate swaps (IRS)	15(a)(i)(*)	-	-	-	-	1,155	2,115	838,500	Between March 2014 and September 2016	Due to banks
Interest rate swaps (IRS)	15(a)(i)(*)	153	187	447,900	Between September 2016 and October 2016	-	-	-	-	Due to banks
Interest rate swaps (IRS)	15(a)(i)(**)	14	-	89,580	October 2016	-	-	-	-	Due to banks
Interest rate swaps (IRS)	5(c)(*)	6,513	27	447,900	Between March 2019 and December 2019	12,889	-	335,400	Between March 2019 and December 2019	Repurchase agreements
Interest rate swaps (IRS)	17(a)(iii)	-	42,308	746,539	Between January 2015 and March 2016	-	75,986	1,052,944	Between January 2014 and March 2016	Secured notes issued
Cross currency swaps (CCS)	5(c)(***)	7,645	-	209,020	August 2020	-	-	-	-	Repurchase agreements
Cross currency swaps (CCS)	17(a)(v)	-	-	-	-	32,602	-	335,852	October 2014	Bonds issued
Cross currency swaps (CCS)	6(h)(i)	-	-	-	-	30,775	5,716	353,771	Between October 2014 and August 2020	Investments available-for-sale
Cross currency swaps (CCS)	6(h)(ii)	4,385	-	25,413	September 2024	-	-	-	-	Investments available-for-sale
Cross currency swaps and interest rate swaps (CCS and IRS)	5(c)(**)	27,561	-	238,880	August 2020	12,607	-	223,600	August 2020	Repurchase agreements
Cross currency swaps and interest rate swaps (CCS and IRS)	17(a)	-	-	-	-	3,470	2,202	91,423	Between March 2014 and March 2015	Bonds issued

Fair value hedges:
Interest rate swaps (IRS)	17(a)	247,631	-	7,293,069	Between September 2020 and April 2023	-	-	-	-	Bonds issued
Interest rate swaps (IRS)	6(h)(iii)	4,177	5,457	843,973	Between May 2015 and May 2023	29,408	8,820	924,440	Between March 2014 and September 2023	Investments available-for-sale

		298,079	47,979	10,342,274		122,906	94,839	4,155,930

		845,931	682,401	45,077,261		461,833	431,313	32,462,329

Notes to the consolidated financial statements (continued)

(i)	Derivatives held for trading are principally negotiated to satisfy client’s needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IAS 39 hedging accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	As of December 31, 2014						As of December 31, 2013
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Forward exchange contracts	162,564	21,587	7,881	-	-	192,032	81,586	91,346	2,898	104	-	175,934
Interest rate swap	282	1,082	21,041	4,864	28,044	55,313	3,116	562	2,138	31,941	22,741	60,498
Currency swap	64,005	9,049	8,990	51,374	151,769	285,187	335	12,209	49,474	3,013	30,161	95,192
Options	10,677	4,643	-	-	-	15,320	3,102	4,201	-	-	-	7,303

Total assets	237,528	36,361	37,912	56,238	179,813	547,852	88,139	108,318	54,510	35,058	52,902	338,927

	As of December 31, 2014						As of December 31, 2013
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Forward exchange contracts	224,031	64,447	1,092	-	-	289,570	99,195	25,099	2,426	-	-	126,720
Interest rate swap	1,459	1,534	19,921	1,350	28,460	52,724	305	2,250	6,236	28,487	9,603	46,881
Currency swap	35,213	21,016	63,417	51,039	102,163	272,848	67	8,167	33,775	46,375	50,167	138,551
Options	12,898	6,382	-	-	-	19,280	21,776	2,546	-	-	-	24,322

Total liabilities	273,601	93,379	84,430	52,389	130,623	634,422	121,343	38,062	42,437	74,862	59,770	336,474

Notes to the consolidated financial statements (continued)

(ii)	The Group is exposed to variability in future interest cash flows on assets and liabilities in foreign currency and/or which bear interest variable rates. The Group uses derivatives financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of the deferred income tax is presented below:

	As of December 31, 2014
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cash outflows (liabilities)	406,278	1,023,455	471,256	567,705	2,468,694
Consolidated statement of income	(27,425)	(10,806)	7,757	7,232	(23,242)

	As of December 31, 2013
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cash outflows (liabilities)	1,223,880	694,865	45,181	678,523	2,642,449
Consolidated statement of income	(47,079)	(40,938)	10,347	38,906	(38,764)

As of December 31, 2014, the accumulated balance of net unrealized loss from the cash flow hedges is included as other comprehensive income in the caption “Cash flow hedge reserves” and results from the current hedges (unrealized loss for approximately S/.23.2 million) and the hedges revoked unrealized gain for approximately S/29.1 million, which is being recognized in the consolidated statements of income during the remaining term of the underlying financial instrument.

Notes to the consolidated financial statements (continued)

(c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final consolidated statements of financial position account until the first days of the following month. These transactions do not affect the Group’s net consolidated income.

(d)	The movement of the provision for sundry risks for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Beginning balance	107,174	99,629	78,208
Provision, Note 28	70,094	24,089	34,122
Business acquisition, Note 2(a)	44,003	-	19,350
Decreases	(63,258)	(26,055)	(26,945)
Effect of change in presentation currency, Note 3(c)(ii)	-	9,511	(5,106)

Ending balance	158,013	107,174	99,629

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

(e)	As of December 31, 2014, it corresponds mainly to restricted funds related to derivative financial instruments amount to approximately S/.81.4 million (approximately S/.67.9 million as of December 31, 2013), see Note 5(c).

(f)	As of December 31, 2014 and 2013, the main Credicorp’s associates are Equifax Perú S.A., Compañía Peruana de Medios de Pago S.A.C. – Visanet, La Fiduciaria S.A. and Willis Corredores de Seguros S.A. (“Willis Perú”).

On December 30, 2014, Credicorp, through its subsidiary Grupo Crédito, reached a share purchase agreement with Willis Europe BV, whereby the latter will purchase the total amount of Grupo Crédito’s shares in Willis Perú, which amounts to 49.9% of said company. This transfer of shares will be effective during 2015 and it will not have a material effect in the consolidated financial statements of the Group.

Notes to the consolidated financial statements (continued)

13.	Non-current assets classified as held for sale

As describe in Note 2, on December 30, 2014, Credicorp, through its subsidiary PPS, signed an agreement with Banmédica S.A., which effects shall become effective as of January 1, 2015. The agreement implies basically two parts: (a) the business of health plans and medicals services in Peru, which were developed through Pacífico EPS and (b) the health insurance business in Peru, which is part of a business line of Credicorp, through its subsidiary PPS.

(i)	For health plans and medical services, both parties have agreed to develop them in Peru, only and exclusively through Pacífico EPS and its subsidiaries. Therefore, Banmédica will contribute to Pacífico EPS, at fair values, their Peruvian subsidiaries Clínica San Felipe S.A. and Laboratorios Roe S.A., plus US$32.0 million in cash to obtain 50 percent interest in the capital stock of Pacífico EPS. As a result of that transaction, Credicorp will record a gain which will not be significant to the consolidated financial statements taken as a whole.

Although both parties will have the same number of members on the Board, which governs the relevant activities of Pacífico EPS, in case of a tie vote, the Chairman of the Board shall have the casting vote, being of nominated by Banmédica. Therefore, in accordance with IFRS, Credicorp will transfer the control of Pacífico EPS to Banmédica, which will direct the relevant activities of Pacífico EPS. As a result, since January 2015, Pacífico EPS will become in an associate for Credicorp.

As of December 31, 2014, according to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (see Note 3(q)), the assets and liabilities of Pacífico EPS are presented in the captions “Non- current assets classified as held for sale” and “Liabilities directly associated with non-current assets classified as held for sale”, respectively.

As of December 31, 2014, the balances of Pacifico EPS’s assets and liabilities included in the captions “Non-current assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” are as follows:

2014
S/.(000)

Non-current assets classified as held for sale -
Cash and due from banks	73,559
Investments available-for-sale	16,407
Property, furniture and equipment, net, Note 10(a)	185,186
Intangible assets and goodwill, net	312,822
Premiums and other policies receivable	67,902
Accounts receivable from reinsurers and coinsurers, Note 9(b)	244
Other assets:
Accounts receivable, net	118,577
Others	64,085
Total	838,782

Liabilities directly associated with assets classified as held for sale-
Due to banks and correspondents	115,558
Insurance claims reserves and payable from healthcare, Note 16(b)	142,800
Insurance technical reserves from healthcare, Note 16(c)	4,543

Notes to the consolidated financial statements (continued)

2014
S/.(000)
Other liabilities :
Deferred income tax
Account payable	158,329
Deferred income tax	45,413
Payroll, salaries and other personnel expenses	18,964
Provision for sundry risks	12,820
Contributions	1,957
Others	812
Total	501,196

For the year ended December 31, 2014, income and expenses related to the Pacífico EPS included in the consolidated statement of income are as follow:

Income and expenses	2014
S/.(000)

Net premiums earned	754,412
Net services	116,375
Net claims incurred and commission expenses for health insurance contracts	(653,637)
Gross income	217,150
Finance income	1,508
Finance expenses	(9,077)
Others, net	(190,643)
Profit before translation and income tax	18,938
Translation	(1,976)
Income tax	(6,520)
Profit for the year	10,443

Notes to the consolidated financial statements (continued)

The net cash flows of Pacífico EPS for the period ended December 31, 2014, are as follow:

Summarized statements of cash flows	2014
S/.(000)

Cash flows from operating activities	(265)
Cash flows from investing activities	(21,325)
Cash flows from financing activities	37,379

Net increase in cash and cash equivalents	15,789
Beginning balance	49,951
Escrow deposits	7,819
Ending balance	73,559

(ii)	For the health insurance business, which is part of the business performed by PPS, Banmédica will pay US$25.0 million in cash to PPS to obtain 50 percent of the results related to this business line (health insurance business in Peru). The distributable income will be held in equal parts (50 percent) and it will be determined based on a formula agreed by both parties in the contract on a pro forma basis.

PPS will contribute with the management of the business and Banmédica will contribute with the business plan each year, which contains, among others, business strategies in technical, economic, technological and financial terms.

14.	Deposits and obligations
(a)	This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Demand deposits	25,158,454	22,212,061
Saving deposits	21,208,831	17,754,270
Time deposits (c)	22,907,906	21,017,461
Severance indemnity deposits	6,848,397	6,719,035
Bank’s negotiable certificates	660,376	479,692

	76,783,964	68,182,519
Interest payable	263,005	224,058

Total	77,046,969	68,406,577

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to such policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

Notes to the consolidated financial statements (continued)

(b)	The amounts of non-interest and interest bearing deposits and obligations are made up as follows:

	2014	2013
	S/.(000)	S/.(000)
Non-interest
In Peru	22,136,141	15,768,241
In other countries	2,336,461	2,620,919
	24,472,602	18,389,160

Interest bearing
In Peru	47,547,763	45,933,654
In other countries	4,763,599	3,859,705
	52,311,362	49,793,359

Total	76,783,964	68,182,519

(c)	Time deposits balance classified by maturity is as follows:

	2014	2013
	S/.(000)	S/.(000)

Up to 3 months	14,299,303	15,537,817
From 3 months to 1 year	6,178,717	4,018,100
From 1 to 3 years	1,718,798	688,190
From 3 to 5 years	536,567	633,604
More than 5 years	174,521	139,750

Total	22,907,906	21,017,461

As of December 31, 2014 and 2013, in Management’s opinion, the Group’s deposits and obligations are diversified with no significant concentrations.

As of December 31, 2014 and 2013, approximately S/.24,681.5 million and S/.21,663.6 million, respectively, of the deposits and obligations balances, are covered by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At those dates, the “Fondo de Seguro de Depósitos” covered up to S/.94,182 and S/.92,625, respectively.

Notes to the consolidated financial statements (continued)

15.	Due to banks and correspondents

(a)	This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

International funds and others (i)	7,081,100	5,372,722
Promotional credit lines (ii)	1,763,939	1,296,648
Inter-bank funds	334,800	476,000
	9,179,839	7,145,370

Interest payable	37,501	27,637

Total	9,217,340	7,173,007

(i)	This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Wells Fargo & Co.	800,248	419,250
Citibank N.A.	648,400	306,975
Syndicated loans (*)	444,794	834,992
Corporación Andina de Fomento – CAF	429,180	572,000
Standard Chartered Bank (**)	418,040	532,498
Sumitomo Mitsui Banking Corp.	373,250	-
HSBC New York	366,163	-
China Development Bank	357,062	417,433
JP Morgan Chase Bank	239,152	-
Bank of New York Mellon	238,880	167,700
Bank of Tokyo	238,880	-
Bank of Montreal Canada	232,908	-
Barclays Bank PLC London	225,752	-
Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE)	184,236	-
Toronto Dominion Bank	170,873	-
International Finance Corporation – IFC	165,332	112,001
Banco de la Nación del Perú	150,000	349,998
Responsibility Global Microfinance Fund	118,537	-
Scotiabank Perú S.A.A.	100,000	-
Banco interamericano de finanzas	100,000	-
Cobank Nat. Bank	-	241,276
Commerzbank A.G	-	200,088
Deutsche Bank A.G	-	155,321
Mercantil Commerzbank Miami	-	111,521
Bank of America N.A.	-	46,397
Other less than S/.100 million	1,079,413	905,272
Total	7,081,100	5,372,722

Notes to the consolidated financial statements (continued)

(*)	As of December 31, 2014, the balance includes a syndicated loan obtained from foreign financial entities in March 2013, amounting to US$150.0 million, equivalent to S/.447.9 million (S/.444.8 net of transaction costs), with maturity in September 2016 (two syndicated loans, each one amounting to US$150.0 million, for a total amount equivalent to S/.838.5 million (S/.835.0 net of transaction costs) obtained in March 2013 and March 2011, with maturities in September 2016 and March 2014, respectively, at December 31, 2013); with interest payments semester at Libor 6m+1.75 percent in both loans.

As of December 31, 2013, the syndicated loans amounting to S/.838.5 million were hedged through two IRS, each one with the same notional (US$150.0 million) and maturities, see Note 12(b), the loans were economically converted to fix interest rate. During 2014, one IRS amounting to US$150.0 million equivalent to S/419.2 expired in March 2014, and the other IRS amounting to US$150.0 million equivalent to S/419.2 million was revoked and, as of December 31, 2014, the unrealized gain from the fair value of IRS will be recorded in the consolidated statements of income over the remaining term of the underlying (syndicated loan), see Note 18(c).

Also, as of December 31, 2014, the syndicated loan for a notional amount to S/.447.9 million was hedged through three new interest rate swaps (IRS) with the same notional and maturities, see Note 12(b); through these IRS, the loan was economically converted to fix interest rate.

(**)	As of December 31, 2014, one of these loans amounting to US$30.0 million, equivalent to S/.89.6 million was hedged by a swap interest rate (IRS) with the same notional and maturities, see note 12(b), this loan was economically converted to fixed interest rate.

As of December 31, 2014, the loans have maturities between January 2015 and August 2023 (between January 2014 and October 2022 as of December 31, 2013) and accrued annual interests at rates that ranged between 0.53 and 9.33 percent (between 0.53 and 9.50 percent as of December 31, 2013).

(ii)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronym, respectively) to promote the development of Peru, they have maturities between February 2015 and March 2033 and their annual interest rates are between 6.0 and 7.75 percent (between June 2014 and December 2035 and annual interest rate between 5.50 and 7.75 percent as of December 31, 2013). These credit lines are secured by a loan portfolio amounting to S/.1,763.9 and S/.1,296.6 million as of December 31, 2014 and 2013, respectively.

Some due to banks and correspondents include standard covenants related to financial ratios, use of funds and other administrative matters, which in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the dates of the consolidated financial statements.

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2014 and 2013, maturities of due to banks and correspondents are shown below, based on the remaining period to the repayment date:

	2014	2013
	S/.(000)	S/.(000)

Up to 3 months	2,564,914	1,925,325
From 3 months to 1 year	2,710,605	2,494,873
From 1 to 3 years	2,446,952	1,695,953
From 3 to 5 years	723,548	183,117
More than 5 years	733,820	846,102

Total	9,179,839	7,145,370

(c)	As of December 31, 2014 and 2013, credit lines granted by several local and foreign financial institutions, available for future operating activities amounted to S/.8,845.4 million and S/.7,961.0 million, respectively.

16.	Insurance claims reserves, technical reserves and payables from healthcare
(a)	This item is made up as follows:

	2014
	Claims reserves		Technical reserves	Total
	Direct	Assumed
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Life insurance	345,812	-	3,929,027	4,274,839
General insurance	368,266	3,480	561,622	933,368
Health insurance	63,309	-	125,543	188,852

Total	777,387	3,480	4,616,192	5,397,059

	2013
	Claims reserves		Technical reserves	Total
	Direct	Assumed
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Life insurance	366,872	562	3,308,578	3,676,012
General insurance	426,998	37,719	573,355	1,038,072
Health insurance	157,565	-	113,066	270,631

Total	951,435	38,281	3,994,999	4,984,715

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

As of December 31, 2014, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/.139.4, S/.11.7 and S/.42.2 million, respectively (S/.108.8, S/.16.1 and S/.92.2 million, respectively, as of December 31, 2013).

During 2014 and previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. Retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2014 and 2013.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

The movement for the years ended December 31, 2014 and 2013 of insurance claims and technical reserves is as follows:

(b)	Insurance claims reserves (direct and assumed):

	2014
	Life Insurance	General insurance	Health insurance	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Beginning balances	367,434	464,717	157,565	989,716
Claims, Note 25	351,445	337,864	834,296	1,523,605
Payments	(376,292)	(418,369)	(784,924)	(1,579,585)
Transfers to Liabilities directly associated with non-current assets classified as held for sale, Note 13	-	-	(142,800)	(142,800)
Translation result	3,225	(12,466)	(828)	(10,069)

Ending balances	345,812	371,746	63,309	780,867

Notes to the consolidated financial statements (continued)

	2013
	Life Insurance	General insurance	Health insurance	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Beginning balances	329,613	337,620	139,883	807,116
Claims, Note 25	478,005	428,314	716,084	1,622,403
Payments	(438,223)	(335,217)	(699,032)	(1,472,472)
Translation result	(33,811)	(1,226)	(12,934)	(47,971)
Effect of change in presentation currency, Note 3(c)(ii)	31,850	35,226	13,564	80,640

Ending balances	367,434	464,717	157,565	989,716

(c)	Technical reserves:

	2014
	Life insurance	General insurance	Health insurance	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Beginning balances	3,308,578	573,355	113,066	3,994,999
Time course expenses and other	168,911	-	-	168,911
Unearned premium and other technical reserves variation, net	14,778	(8,379)	16,530	22,929
Insurance subscriptions	433,896	-	-	433,896
Payments	(144,245)	-	-	(144,245)
Transfers to Liabilities directly associated with non-current assets classified as held for sale, note 13	-	-	(4,543)	(4,543)
Translation result	147,109	(3,354)	490	144,245

Ending balances	3,929,027	561,622	125,543	4,616,192

Notes to the consolidated financial statements (continued)

	2013
	Life insurance	General insurance	Health insurance	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Beginning balances	2,722,704	482,631	105,797	3,311,132
Time course expenses and other	114,949	-	-	114,949
Unearned premium and other technical reserves variation, net	20,673	40,559	5,888	67,120
Insurance subscriptions	310,604	-	-	310,604
Payments	(119,695)	-	-	(119,695)
Translation result	(11,847)	2,482	(8,698)	(18,063)
Effect of change in presentation currency, Note 3(c)(ii)	271,190	47,683	10,079	328,952

Ending balances	3,308,578	573,355	113,066	3,994,999

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival annuities and individual life (included unit linked insurance contracts) reserves as of those dates, were the following:

	As of December 31, 2014		As of December 31, 2013
Modality	Mortality table	Technical rates	Mortality table	Technical rates

Annuities	RV – 2009, B- 2006 and MI – 2006	1.50% - 3.56% in S/. 4.50% - 6.39% in adjusted S/. 3.50% - 6.03% in US$ 3.50% -5.40% in adjusted US$	RV – 2009, B- 2006 and MI - 2006	1.50% - 3.56% in S/. 4.50% - 5.61% in adjusted S/. 3.50% - 6.03% in US$ 3.50% -5.13% in adjusted US$
Disability and survival (*)	B - 85, B – 85 adjusted, MI – 85, B-2006 and MI-2006	2.18% -3.55% in S/. 3.00% in adjusted S/. and 5.42% in US$ 3.00% - 4.18% in adjusted US$	B - 85, B – 85 adjusted, MI – 85, B-2006 and MI-2006	2.30% and 3.00% in S/. 4.77% in adjusted S/. and 3.53% - 3.62% in adjusted US$
Individual life insurance contracts (included unit linked insurance contracts)	CS0 80 adjusted	4.00% - 5.00% in US$	CS0 80 adjusted	4.00% - 5.00% in US$

(*)	This item includes retirements for complementary Work Risk Insurance (SCTR by its Spanish acronym)

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2014 and 2013, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival annuities contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, being the results as follows:

	As of December 31, 2014			As of December 31, 2013
		Variation of the reserve			Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage	Amount of the reserve	Amount	Percentage
	S/.(000)	S/.(000)%		S/.(000)	S/.(000)%

Portfolio in S/. - Basis amount	981,168			1,808,449
Changes in interest rates: + 100 bps	876,883	(104,285)	(10.63)	1,610,767	(197,682)	(10.93)
Changes in interest rates: - 100 bps	1,108,406	127,238	12.97	2,050,854	242,405	13.40
Changes in Mortality tables to 105%	972,021	(9,147)	(0.93)	1,791,972	(16,477)	(0.91)
Changes in Mortality tables to 95%	990,861	9,693	0.99	1,825,901	17,452	0.97

Portfolio in U.S. Dollars - Basis amount	1,515,520			1,420,397
Changes in interest rates: + 100 bps	1,378,153	(137,367)	(9.06)	1,289,308	(131,089)	(9.23)
Changes in interest rates: - 100 bps	1,680,010	164,490	10.85	1,577,671	157,274	11.07
Changes in Mortality tables to 105%	1,498,437	(17,083)	(1.13)	1,404,803	(15,594)	(1.10)
Changes in Mortality tables to 95%	1,533,647	18,127	1.20	1,436,764	16,367	1.15

Notes to the consolidated financial statements (continued)

17.	Bonds and notes issued
(a)	This item is made up as follows:

	Weighted annual interest rate	Interest payment	Maturity	Issued amount		2014	2013
				(000)		S/.(000)	S/.(000)
	%
Senior Notes – (i)	5.38	Semi-annual	September 2020	US$	800,000	2,466,857	2,222,346

Senior Notes – (i)(xi)	Between 4.25 y 4.75	Semi-annual	Between March 2016 and April 2023	US$	700,000	2,141,333	1,949,124

Senior Notes – (ii)	4.25	Semi-annual	April 2023	US$	350,000	1,096,688	960,667

CCR Inc. MMT 100 – Secured notes – (iii)
2006 Series A Floating Rate Certificates	Libor 1m + 24 bps	Monthly	March 2016	US$	100,000	27,730	45,486
2008 Series A Fixed Rate Certificates	6.27	Monthly	June 2015	US$	150,000	38,374	115,174
2008 Series B Floating Rate Certificates	Libor 1m + 25 bps	Monthly	December 2015	US$	150,000	82,115	160,713
2010 Series B Floating Rate Certificates	Libor 1m + 57.6 bps	Monthly	March 2016	US$	100,000	51,498	84,473
2010 Series C Floating Rate Certificates	Libor 1m + 44.5 bps	Monthly	July 2017	US$	350,000	561,097	667,178
2010 Series D Floating Rate Certificates	Libor 1m + 36.1 bps	Monthly	July 2014	US$	150,000	-	67,044
2012 Series A y B Floating Rate Certificates	Libor 1m + 22.5 bps	Monthly	July 2017	US$	150,000	373,250	419,250
2012 Series C Fixed Rate Certificates	4.75	Monthly	July 2022	US$	315,000	940,590	880,425
						2,074,654	2,439,743
Corporate bonds –
Second program
First issuance (Series A)	6.84	Semi-annual	December 2014		S/.150,000	-	50,000
First issuance (Series B)	6.81	Semi-annual	March 2015		S/.125,000	20,774	62,499
First and second issuance (Series A) – Edyficar	Between 5.47 y 5.50	Semi-annual	Between April 2015 and January 2016		S/.130,000	123,078	123,416
Third issuance (Series A and B)	Between 8.47 y 8.50	Quarterly	Between June and July 2018		S/.200,000	194,820	196,863

Third program
First issuance (Series A) – Edyficar	5.28	Semi-annual	November 2016		S/. 62,108	55,108	55,109
Third issuance (Series B) – Edyficar	5.16	Semi-annual	May 2017		S/. 50,000	46,200	-
First issuance (Series A y B) – Mibanco	5.39	Semi-annual	Between May and July 2017		S/. 98,800	85,425	-
Second issuance (Series A) – Mibanco	5.34	Semi-annual	April 2015		S/. 50,000	15,596	-
Fourth issuance (Series A) – Mibanco	4.78	Semi-annual	December 2017		S/. 100,000	95,423	-
Fifth issuance (Series A y B) – Mibanco	6.77	Semi-annual	Between January and March 2017		S/. 84,660	70,306	-

Fourth Program
Fourth issuance (Series A, B, C y D)	6.41	Semi-annual	Between July and December 2014		S/.233,414	-	174,265
Eight issuance (Series A)	3.75	Semi-annual	January 2014		US$91,000	-	245,952
Ninth issuance (Series A)	6.22	Semi-annual	November 2016		S/.128,000	127,564	127,910
Tenth issuance (Series A, B and C)	5.92	Semi-annual	Between December 2021 and November 2022		S/.550,000	536,062	535,536

BCP Emisiones Latam 1 S.A. (First issuance - Series A) – (iv)	4.00	Semi-annual	October 2014		UF 2,700	-	335,308
						1,370,356	1,906,858

Notes to the consolidated financial statements (continued)

	Weighted annual interest rate	Interest payment	Maturity	Issued amount		2014	2013
				(000)		S/.(000)	S/.(000)
	%
Subordinated notes - (v)	6.13	Semi-annual	April 2027	US$	720,000	2,177,213	1,482,479

Subordinated notes – (vi)	6.88	Semi-annual	September 2026	US$	350,000	1,024,735	902,626

Junior subordinated bonds – (vii)	9.75	Semi-annual	November 2069	US$	250,000	755,036	626,097

Subordinated bonds-
First program
First issuance (Series A)	6.22	Semi-annual	May 2027		S/.15,000	15,000	15,001
First issuance (Series A) – PPS	6.97	Quarterly	November 2026	US$	60,175	179,857	154,292
First, second and third issuance (Series A) – Edyficar	Between 6.19 y 8.16	Semi-annual	Between October 2021 and December 2022		S/.110,000	109,100	108,723
Fourth issuance (Series A, B, C y D)	Between 6.53 y 8.50	Quarterly	Between February and May 2016	US$	113,822	339,713	276,207
Fifth issuance (Series A) – Edyficar	7.75	Semi-annual	July 2024		S/. 88,009	88,009	-

Issuance I – Credit bonds Bolivia	6.25	Annual	August 2028		Bs70,000	28,622	28,842
						760,301	583,065

Negotiable certificate of deposit – (viii)	7.45	Semi-annual	October 2022		S/.483,280	477,168	472,880
Negotiable certificate of deposit - Mibanco	4.50	Annual	April 2020		S/. 103,250	22,838	-
Negotiable certificate of deposit - Third program – Third issuance (Series C)	4.02	Annual	November 2015		S/.103,250	99,828	-

Subordinated negotiable certificates of deposit - (ix)	6.88	Semi-annual	Between November 2021 and September 2026	US$	129,080	367,623	335,188

Leasing bonds - First program – (x)
Sixth issuance (Series A)	8.72	Quarterly	August 2018		S/.100,000	100,000	100,000

						14,934,630	13,981,073
Interest payable						169,963	152,445

Total						15,104,593	14,133,518

Notes to the consolidated financial statements (continued)

As of December 31, 2013, the Group hedged corporate bonds issued in Peruvian currency through CCS and IRS, for a notional amount of S/.91.4 million, subject to foreign exchange and variable interest risks, see Note 12(b); as a result, these bonds were economically converted to US$ Dollars at fixed rate.

During 2014, due to change in its functional currency, the Group revoked the corporate bonds hedged. Since 2014, the unrealized loss from the fair value of the derivative will be recorded in the consolidated statements of income over the remaining term of the derivative´s underlying (corporate bonds), see Note 18 (c).

During 2014, the Group signed IRS for a notional amount of US$2,442.4 million, equivalent to S/.7,293.0 million, see Note 12(b), which were designated as fair value hedges of certain corporate bonds, subordinated bonds and notes denominated in U.S. Dollars at fix rate; through IRS, these bonds and notes were economically converted to variable interest rate. As of December 31, 2014, these bonds and notes are recorded at fair value and, as result, they recorded a loss amounting to approximately S/227.8 million, which is presented net of the gain in the related derivatives for approximately S/.247.6 million in the caption “Interest and similar expenses” in the consolidated statement of income.

(i)	The Group can redeem in whole or in a part these notes at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity or redemption.

(ii)	The Group can redeem in whole or in a part these notes at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 50 basis points. Payment of principal will take place at the date of maturity or redemption.

(iii)	All issuances are secured by the collection of BCP's (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

As of December 31, 2014, cash flows of issuances in 2006 with series “A”, in 2008 with series “B” and in 2010 with series "C", which are subject to variable interest rates, have been hedged through IRS for a notional amounting to S/.746.5 million (S/.1,052.9 million as of December 31, 2013), see Note 12(b); through IRS, such issuances were economically converted to fix interest rate.

(iv)	As of December 31, 2013, the Group maintained an issuance denominated in “Chilean Unidades de Fomento – UF” for 2.7 million. The Group can redeem 100 of the bonds only if the legal reserve funds legislation and the tax law, related to income tax and value added tax change in Peru, Panama or Chile. These debts, subject to foreign exchange risk, was hedged through CCS for a notional amount equal to the principal and with the same maturity, see Note 12(b); as a result, these bonds were economically converted to U.S. Dollars.

(v)	From April 24, 2022, the interest rate becomes a variable rate of Libor 3 months plus 704.3 basis points. Between April 24, 2017 and until April 23, 2022, the Group may redeem all or part of the subordinated notes with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from April 24, 2022 or at any later date of coupon payment, The Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

Notes to the consolidated financial statements (continued)

In January 2014 and April 2013, BCP, through its branch located in Panamá, extended the issuance of its subordinated bonds for an additional amount of US$200.0 million and US$170.0 million, respectively, in the international market, at market rate, with the same terms of the issuance offered in April 2012 for an amount of US$350.0 million.

(vi)	From September 16, 2021, the interest rate becomes a variable rate of Libor 3 months plus 770.8 basis points. Between September 16, 2016 and until September 15, 2021, the Group may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, the Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

(vii)	In November 2019, interest rate will be Libor 3 months plus 816.7 basis points. On that date and on any interest payment date the Group can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or redemption.

(viii)	In October 2017, interest rate will be the average of at least three valuations on the market interest rate for sovereign bonds issued by the Peruvian Government (with maturity on 2037), plus 150 basis points, with semiannual payments. From such date, the Group can redeem 100 percent of the certificates, without penalties. Payment of principal will take place at the date of maturity or redemption.

(ix)	In November 2016, the interest rate will change to a floating interest rate, established as Libor plus 2.79 percent, with semi-annual payments. From such date, the Group can redeem 100 percent of the debt, without penalties. Payment of principal will take place at the date of maturity or redemption.

(x)	The leasing bonds are collateralized by the fixed assets financed by the Group.

(xi)	In June 2014, the Group offered an Exchange to the tenders of senior notes, by which the notes were partially replaced with new notes, at market rate, with the same characteristics of the senior notes mentioned in (i).

Notes to the consolidated financial statements (continued)

(b)	Bonds and notes issued, classified by maturity are shown below:

	2014	2013
	S/.(000)	S/.(000)

Up to 3 months	20,774	245,952
From 3 months to 1 year	292,491	626,617
From 1 to 3 years	2,346,681	2,066,478
From 3 to 5 years	294,820	1,383,293
More than 5 years	11,979,864	9,658,733

Total	14,934,630	13,981,073

18.	Equity
(a)	Share capital -

As of December 31, 2014, 2013 and 2012, 94,382,317 shares of capital stock were issued at US$5 per share.

(b)	Treasury stock -

As of December 31, 2014, treasury stock comprises the par value of 14,894,664 Credicorp’s shares (14,892,821 and 14,926,038 Credicorp’s shares as of December 31, 2013 and 2012, respectively) owned by the Group’s companies.

During 2014, 2013 and 2012, the Group purchased 144,898, 163,000 and 144,494 shares of Credicorp Ltd., respectively, for an amount of US$18.6 million (equivalent to S/.45.6), US$24.0 million (equivalent to S/.65.1 million) and US$18.6 million (equivalent to S/.49.0 million), respectively.

The difference between their acquisition cost of S/.609.5 million and their par value of S/.208.1 million (as of December 31, 2013 and 2012 acquisition cost of S/.642.6 million and of S/.563.0 million, respectively and their par value of S/.208.1 million and S/.190.3 million, respectively) is recorded as a reduction of “Capital surplus”.

(c)	Reserves -

Some of the Group’s subsidiaries are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20, 30 or 50 percent, depending on their activity and country of incorporation) through annual transfers of 10 percent of their net income. As of December 31, 2014, 2013 and 2012, these reserves amounted to approximately S/.2,731.7, S/.2,017.2 and S/.1,581.8 million, respectively.

The Board of Director’s meetings held on February 25, 2014, February 27, 2013 and February 22, 2012, agreed to transfer from “Retained earnings” to “Reserves” S/.1,200.8 million, S/.1,471.6 million and S/.1,386.7 million, respectively.

Notes to the consolidated financial statements (continued)

The caption “Other reserves” includes the unrealized net gain (loss) from available-for-sale investments and from derivatives instruments used as cash flow hedges, net of deferred income tax and non-controlling interest. Its movement is as follows:

	Unrealized net gain (loss) of:
	Available-for-sale investments reserve	Cash flow hedge reserve	Foreign currency translation reserve	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balances as of January 1, 2012	1,065,842	(148,749)	(611,670)	305,423
Net unrealized gain from available-for-sale investments	847,627	-	-	847,627
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(117,355)	-	-	(117,355)
Transfer of impairment on investment available-for-sale to the consolidated statements of income, Note 6(c)	214	-	-	214
Net unrealized loss from cash flow hedges	-	(22,537)	-	(22,537)
Transfer of net realized loss from cash flow hedges to the consolidated statements of income	-	53,822	-	53,822
Foreign currency translation	-	-	(555,318)	(555,318)
Effect of change in presentation currency, Note 3(c)(ii)	(81,698)	7,029	-	(74,669)
Balances as of December 31, 2012	1,714,630	(110,435)	(1,166,988)	437,207
Net unrealized loss from available-for-sale investments	(341,470)	-	-	(341,470)
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(488,096)	-	-	(488,096)
Transfer of impairment on investment available-for-sale to the consolidated statements of income, Note 6(c)	3,041	-	-	3,041
Net unrealized gain from cash flow hedges, Note12(b)(ii)	-	108,130	-	108,130
Transfer of net realized gain from cash flow hedges to the consolidated statements of income, Note 12(b)(ii)	-	(2,232)	-	(2,232)
Foreign currency translation	-	-	1,012,305	1,012,305
Effect of change in presentation currency, Note 3(c)(ii)	139,658	(7,398)	-	132,260
Balances as of December 31, 2013	1,027,763	(11,935)	(154,683)	861,145
Net unrealized gain from available-for-sale investments	292,418	-	-	292,418
Transfer of net realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(104,360)	-	-	(104,360)
Transfer of impairment on investment available-for-sale to the consolidated statements of income, Note 6(c)	7,794	-	-	7,794
Net unrealized loss from cash flow hedges, Note12(b)(ii)	-	(38,943)	-	(38,943)
Transfer of net realized loss from cash flow hedges to the consolidated statements of income, Note 12(b)(ii)	-	56,815	-	56,815
Foreign currency translation	-	-	(51,483)	(51,483)

Balances as of December 31, 2014	1,223,615	5,937	(206,166)	1,023,386

During 2014, the Group revoked certain cash flow hedge derivatives due to the change in Group functional to Nuevos Soles, as a result, the net unrealized gain from the fair value of derivatives amounting to S/.16.4 million, previously recognized in the consolidated statement of changes in equity will be recognized in the consolidated statement of income over the remaining term of the underlying items.

Notes to the consolidated financial statements (continued)

(d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivatives financial instruments used as cash flow hedges; their movements are as follow:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Available-for-sale investments:
Net unrealized gain (loss) from available-for-sale investments	292,418	(341,470)	847,627
Transfer of realized gain from investments available-for-sale to the consolidated statements of income, net of realized loss	(104,360)	(488,096)	(117,355)
Transfer of impairment on investment available-for-sale to consolidated statements of income	7,794	3,041	214

Sub total	195,852	(826,525)	730,486

Non-controlling interest	8,398	(45,181)	8,835
Income tax	(6,853)	(47,828)	56,269

	197,397	(919,534)	795,590

Cash flow hedges:
Net unrealized (loss) gain from cash flow hedges	(38,943)	108,130	(22,537)
Transfer of net realized from cash flow hedges to the consolidated statements of income	56,815	(2,232)	53,822

Sub total	17,872	105,898	31,285

Non-controlling interest	-	-	190
Income tax	1,016	16,302	435
	18,888	122,200	31,910
Foreign currency translation reserve:

Exchange differences on translation of foreign operations	(51,483)	1,012,305	(555,318)
Non-controlling interest	(2,522)	11,275	(6,185)

	(54,005)	1,023,580	(561,503)

Notes to the consolidated financial statements (continued)

(e)	Dividend distribution -
During the years 2014, 2013 and 2012, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$151.5, US$207.4 and US$183.4 million (equivalent to approximately S/.429.4, S/.535.2 and S/.491.6 million), respectively. In this sense, during the years 2014, 2013 y 2012, the cash dividends per share were US$1.9, US$2.6 and US$2.3, respectively.

The Board of Directors Meeting dated February 25, 2015, agreed to declare a cash dividend of US$2.2 per common share, approximately US$206.4 million (equivalent to approximately S/.638.9 million), corresponding to the 2014 results, dividends will be paid in cash starting May 15, 2015.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2014 and 2013, dividends paid by the Peruvian subsidiaries to Credicorp are subject to a withholding tax of 4.1 percent.

Through Law N°30296, published on December 31, 2014, the withholding tax on dividends for the profits generated until December 31, 2014, is 4.1 percent. This rate will increase according to the following terms:

Rate for the profits generated in the years	%
2015 and 2016	6.8
2017 and 2018	8
From 2019 onward	9.3

(f)	Equity for legal purposes (Regulatory capital) -
As of December 31, 2014 and 2013, the regulatory capital for Credicorp’s subsidiaries engaged in financial and insurance activities in Peru calculated following SBS regulations amounted to approximately S/.16,377.8 and S/.13,495.4 million, respectively. At those dates, the consolidated regulatory capital for Credicorp exceeds by approximately S/.2,217.5 million and S/.2,122.5 million, respectively, the minimum regulatory consolidated capital required by the SBS.

Notes to the consolidated financial statements (continued)

19.	Taxes
(a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property. Credicorp’s subsidiaries are subject to corporate taxation on income depending on their country of incorporation.

Until December 31, 2014, Peruvian statutory Income Tax rate is 30 percent on taxable income after calculating the workers’ profit sharing, which is determined using a 5 percent rate. Through Law N°30296, published in December 31, 2014, the income tax rate was reduced according to the following terms:

Effective for years	%
2015 and 2016	28
2017 and 2018	27
From 2019 onward	26

As a consequence, deferred tax assets and liabilities on temporary differences that are expected to reverse during those years have been measured at such corresponding rates.

The Bolivian statutory Income Tax rate is 25 percent.

The Chilean statutory Income Tax rate to resident legal persons is 21% for 2014. On the other hand, natural or legal persons do not domiciled in Chile are subject to additional tax, which is applied with an overall rate of 35%. It operates in general on the basis of withdrawals and distributions or income remittances abroad, other Chilean source. Affected taxpayers this tax are entitled to a credit of First Category Tax paid by companies on income withdrawn or distributed.

For 2015 and 2016 the tax rate will be 22.5 and 24 percent. In the last quarter of 2016, companies resident in Chile must choose between the “Income Tax attributed system” or “Income Tax partially attributed system” for determining the income tax from the financial year 2017. The Group decided to choose the “Income Tax attributed system”. The additional tax rate has not been changed.

The Colombian statutory income Tax rate is 25%. As of January 1, 2013 is applicable income tax for equity-CREE with a rate of 9% in the first three years and 8% in the following years. In addition the rate of income tax payable in Colombia amounted to 34%.

Since 2015, the rate of 9% CREE be permanent, leaving aside the 8% reduction would operate from 2016. In addition, a surcharge of CREE is created, equivalent to excess of 5% of US$336,000, the same shall be 6% in 2016, 8% in 2017 and 9% in 2018.

For the year 2014, due to changes in tax rates explained above, the Group recorded a net effect of approximately S/.16.4 million, which increased the tax expense income.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2014, 2013 and 2012, no taxable income was generated from their operations in the United States of America.

Notes to the consolidated financial statements (continued)

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2014	2013	2012
	%	%	%

Peruvian statutory income tax rate	30.00	30.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) (Decrease) increase arising from net income of subsidiaries not domiciled in Peru	0.39	0.01	0.60
(ii) Non-taxable income, net	(1.95)	(1.95)	(3.94)
(iii) Translation results not considered for tax purposes	0.11	6.11	(2.92)
(iv) Effect of change in Peruvian tax rates	0.02	-	-

Effective income tax rate	28.57	34.17	23.74

(b)	Income tax expense as of December 31, 2014, 2013 and 2012 comprises:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Current -
In Peru	1,128,562	791,054	683,832
In other countries	32,382	13,143	22,474
	1,160,944	804,197	706,306
Deferred -
In Peru	(122,475)	(82,539)	(15,284)
In other countries	(53,819)	53,519	(27,713)
Effect of change in Peruvian tax rates	(16,426)	-	-
	(192,720)	(29,020)	(42,997)

Total	968,224	775,177	663,309

The deferred income tax has been calculated on all temporary differences considering the income tax rates effective where Credicorp’s subsidiaries are located.

Notes to the consolidated financial statements (continued)

(c)	The following table presents a summary of the Group’s deferred income tax:

	2014	2013
	S/.(000)	S/.(000)
Net deferred income tax asset
Deferred assets
Allowance for loan losses, net	398,929	291,166
Valuation of hedged bonds and notes, Note 17(a)	50,921	-
Provision for sundry expenses	41,393	27,131
Reserve for sundry risks, net	22,293	16,024
Share-based compensation rights provision	-	9,073
Unrealized loss in valuation on cash flow hedge derivatives	1,271	4,424
Other	75,285	77,735

Deferred liabilities
Buildings depreciation	(47,085)	(32,341)
Unrealized gain on available-for-sale investments	(8,559)	(10,378)
Indexed certificates	-	(9,511)
Unrealized gain on hedge derivatives valuations	(6,719)	(8,665)
Gain for difference tax exchange	(39,787)	(4,687)
Other	(15,707)	(19,247)
Total	472,235	340,724

Net deferred income tax liability
Deferred assets
Allowance for loan losses, net	33,016	4,332
Reserve for sundry risks, net	3,664	4,296
Other	46,030	32,184

Deferred liabilities
Unrealized gains on available-for-sale investments	(155,363)	(187,894)
Intangibles assets, net	(157,806)	(153,560)
Buildings depreciation	(5,547)	(19,109)
Other	(29,283)	(33,956)
Total	(265,289)	(353,707)

As of December 31, 2014, 2013 and 2012, Credicorp and its subsidiaries have recorded a deferred income tax amounting to S/.27.8, S/.87.2 and S/.76.2 million, respectively, related unrealized gains and losses on investments available for sale and cash flow hedges.

Notes to the consolidated financial statements (continued)

(d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns of the Peruvian subsidiaries up to four years after their filing. Income tax returns of the main subsidiaries not yet reviewed by the Peruvian Tax Authority are the following:

Banco de Crédito del Perú	2010 to 2014
Edyficar	2010, 2012, 2013 and 2014
Prima AFP	2010, 2012, 2013 and 2014
Pacífico Peruano Suiza	2009, 2012, 2013 and 2014
Pacífico EPS	2010 to 2014
Pacífico Vida	2010 to 2014

As of December 31, 2014, the Peruvian Tax Authority is reviewing the 2009 income tax returns of BCP and the 2012,2013 income tax returns of MIbanco. Also, the Bolivian Tax Authority is reviewing the 2008, 2009 and 2010 income tax returns of BCB.

The Bolivian, Chilean and Colombian Tax Authority has the right to review and, if necessary, amend the annual income tax returns of the foreign subsidiaries up to four, three and two years, respectively, after their filing, respectively. Income tax returns of the main subsidiaries not yet reviewed by the Foregin Tax Authority are the following:

Banco de Crédito de Bolivia	2011 to 2014
Correval	2013 and 2014
IM Trust	2012, 2013 and 2014

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine up to date whether the reviews will generate additional liabilities for Credicorp’s subsidiaries. Therefore, any unpaid tax, penalties or interests that might result from said reviews will be expensed in the year in which they are determined. Nevertheless, Management of Credicorp and its Subsidiaries and their legal advisors consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2014 and 2013.

20.	Share-based compensation plans
(a)	Stock appreciation rights -

As indicated in Note 3(y)(i), the Group granted Credicorp stock appreciation rights (SARs) to certain employees. During 2014, all SARs were executed by the Group.

During 2013, Credicorp’s Management had estimated the SARs’ fair value using the binomial option pricing model, considering the following market information: (i) Expected volatility was 30.17 percent, (ii) Risk free interest rate was 1.19 percent, (iii) Expected lifetime was 0.25 years; and (iv) Quoted price of Credicorp shares at year-end was US$132.73.

Notes to the consolidated financial statements (continued)

The expected life of the SARs was based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflected the assumption that the historical volatility over a period similar to the life of the SARs is indicative of future trends, which may also not necessarily be the actual outcome.

The movement of SARs for the years ended December 31, 2014 and 2013 is as follows:

	2014			2013
	Outstanding	Vested		Outstanding	Vested
	Number	Number	Amount	Number	Number	Amount
			S/.(000)			S/.(000)

Balance as of January 1	101,443	101,443	31,071	132,694	132,694	42,463
Exercised	(101,443)	(101,443)	(30,622)	(31,251)	(31,251)	(10,650)
Increase (decrease) in fair value	-	-	(449)	-	-	(3,451)
Effect of change in presentation currency, Note 3(c)(ii)	-	-	-	-	-	3,652

Balance as of December 31	-	-	-	101,443	101,443	32,014

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

As explained in Note 8(c), the Group had certificates linked to the yield of Credicorp’s shares that were settled as a result of the execution of all SAR in April, 2014.

(b)	Stock awards (“equity-settled transaction”) -
As indicated in Note 3(y)(ii), on March or April of each year (the “grant date”), the Group grants Credicorp shares (“stock awards”) to certain employees. Shares granted vest 33.3 percent in each one of the subsequent three years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

The fair value of stock awards granted is estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs (see paragraph (a) above), taking into account the terms and conditions upon which the shares were granted.

During 2014, 2013 and 2012, the Group has granted approximately 126,150, 117,562 and 144,494 Credicorp shares, of which 252,689, 269,006 and 311,275 shares were pending delivery as of December 31, 2014, 2013 and 2012. During those years, the recorded expense amounted to approximately S/.73.1 million, S/.44.6 million and S/.44.6 million, respectively.

Notes to the consolidated financial statements (continued)

21.	Off-balance sheet accounts
(a)	This item is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Contingent credits - indirect loans (b), Note 7(a)
Guarantees and standby letters	15,892,731	11,387,375
Import and export letters of credit	1,426,727	1,649,397
	17,319,458	13,036,772

Derivatives, Note 12(b)
Held for trading:
Forward currency contracts - buy	8,474,723	8,771,767
Forward currency contracts – sell	8,803,884	7,009,124
Interest rate swaps	6,921,378	5,723,140
Currency swaps	8,554,597	5,468,700
Options	1,980,405	1,333,668

Held as hedges:
Cash flow hedges:
Interest rate swaps	1,731,919	2,226,844
Cross currency swaps	234,433	689,623
Cross currency swaps and interest rate swaps	238,880	315,023
Fair value hedges:
Interest rate swap	8,137,042	924,440
	45,077,261	32,462,329
Responsibilities under credit lines agreements (c)	17,061,832	11,803,000

Total	79,458,551	57,302,101

(b)	In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statements of financial position.

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

(c)	Responsibilities under credit lines agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

Notes to the consolidated financial statements (continued)

22.	Interest and similar income and Interest and similar expense

These items are made up as follow:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Interest and similar income
Interest on loans	7,667,485	6,156,893	5,137,229
Interest on investments available-for-sale	690,605	723,631	707,669
Interest on due from banks	52,243	93,794	107,687
Dividends from investments available-for-sale and trading securities	60,145	48,576	43,118
Interest on trading securities	70,542	30,922	16,816
Gain from hedging derivatives instruments	22,202	-	-
Other interest and similar income	37,644	32,654	79,056

Total	8,600,866	7,086,470	6,091,575

Interest and similar expense
Interest on deposits and obligations	(831,350)	(821,160)	(750,958)
Interest on bonds and notes issued	(749,691)	(788,796)	(660,307)
Interest on due to banks and correspondents	(420,617)	(246,222)	(218,242)
Loss from hedging derivatives instruments	-	(63,660)	(51,381)
Other interest and similar expense	(189,404)	(196,735)	(147,939)

Total	(2,191,062)	(2,116,573)	(1,828,827)

During the years 2014, 2013 and 2012, the interest income accrued on impaired financial instruments recognized in the consolidated statements of income amounted to S/.39.9, S/.34.5 and S/.30.3 million, respectively.

23.	Banking services commissions

This item is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Maintenance of accounts, transfers and credit and debit card services	1,236,722	1,180,372	887,932
Funds management	452,956	397,558	467,166
Contingent loans fees	195,565	173,772	159,817
Collection services	262,689	238,955	183,891
Commissions for banking services	117,634	85,018	61,315
Brokerage and custody services	137,159	104,186	52,088
Other	119,104	80,066	132,033

Total	2,521,829	2,259,927	1,944,242

Notes to the consolidated financial statements (continued)

24.	Net premiums earned
(a)	This item is made up as follows:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	S/.(000)	S/.(000)	S/.(000)	S/.(000)%

2014
Life insurance	671,380	(33,626)	-	637,754	0.00
Health insurance	1,078,211	(8,426)	1,114	1,070,899	0.10
General insurance	909,207	(450,964)	22,770	481,013	4.74

Total	2,658,798	(493,016)	23,884	2,189,666	1.09

2013
Life insurance	786,239	(33,247)	3,209	756,201	0.42
Health insurance	947,481	(10,289)	2,252	939,444	0.24
General insurance	860,616	(427,658)	14,174	447,132	3.17

Total	2,594,336	(471,194)	19,635	2,142,777	0.92

2012
Life insurance	674,791	(29,071)	361	646,081	0.06
Health insurance	775,436	(7,525)	533	768,444	0.07
General insurance	796,900	(365,736)	10,977	442,141	2.48

Total	2,247,127	(402,332)	11,871	1,856,666	0.64

(*)	Includes the annual variation of the unearned premiums and other technical reserves.
(**)	“Premiums ceded to reinsurers, net” include:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(143,041)	(136,009)	(137,554)
Premiums ceded for facultative contracts, Note 9(b)	(314,624)	(347,378)	(266,351)
Annual variation for unearned premiums ceded reserves, Note 9(b)	(35,351)	12,193	1,573

	(493,016)	(471,194)	(402,332)

Notes to the consolidated financial statements (continued)

(b)	Gross premiums earned by insurance type and its participation over total gross premiums are described below:

	2014		2013		2012
	S/.(000)%		S/.(000)%		S/.(000)%

Life insurance (i)	671,380	25.25	786,239	30.31	674,791	30.03
Health insurance (ii)	1,078,211	40.55	947,481	36.52	775,436	34.51
General insurance (iii)	909,207	34.20	860,616	33.17	796,900	35.46

Total	2,658,798	100.00	2,594,336	100.00	2,247,127	100.00

(i)	The breakdown of life insurance gross premiums earned is as follows:

	2014		2013		2012
	S/.(000)%		S/.(000)%		S/.(000)%

Credit Life	271,269	40.40	212,352	27.01	159,152	23.59
Group Life	168,912	25.16	156,964	19.96	135,690	20.11
Retirement, disability and survival (*)	2,344	0.35	204,108	25.96	210,433	31.18
Annuities	10,194	1.52	5,092	0.65	14,825	2.20
Individual life and personal accident (**)	218,661	32.57	207,723	26.42	154,691	22.92

Total life insurance gross premiums	671,380	100.00	786,239	100.00	674,791	100.00

(*)	This item includes retirements for complementary Work Risk Insurance (SCTR by its Spanish acronym)
(**)	This item includes unit linked insurance contracts.

(ii)	Health insurance gross premiums includes medical assistance which amounts to S/.1,052.3 million in 2014 (S/.919.6 and S/.757.5 million in 2013 and 2012, respectively) and represents 97.60 percent in this business line in the year 2014 (97.05 and 97.67 percent in the years 2013 and 2012, respectively).

Notes to the consolidated financial statements (continued)

(iii)	The breakdown of General insurance gross premiums earned is as follows:

	2014		2013		2012
	S/.(000)%		S/.(000)%		S/.(000)%

Automobile	338,378	37.22	306,235	35.58	252,705	31.71
Fire and allied lines	163,984	18.04	148,349	17.24	191,476	24.03
Technical lines (*)	73,683	8.10	81,014	9.41	76,283	9.57
Third party liability	64,462	7.09	60,756	7.06	52,923	6.64
Aviation	47,689	5.25	60,224	7.00	46,738	5.86
Theft and robbery	67,446	7.42	57,314	6.66	45,501	5.71
Transport	48,825	5.37	46,007	5.35	44,125	5.54
SOAT (Mandatory automobile line)	28,381	3.12	31,310	3.64	29,801	3.74
Marine Hull	17,671	1.94	20,923	2.43	19,263	2.42
Others	58,688	6.45	48,484	5.63	38,085	4.78

Total general insurance gross premiums	909,207	100.00	860,616	100.00	796,900	100.00

(*)	Technical lines include Contractual All Risk (CAR), Machinery breakdown, Erection All Risk (EAR), Electronic equipment (EE), Construction equipment All Risk (TREC).

Notes to the consolidated financial statements (continued)

25.	Net claims incurred for life, property and casualty and health insurance contracts

This item is made up as follows:

	2014
	Life Insurance	General insurance	Health insurance	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Gross claims, Note 16(b)	351,445	337,864	834,296	1,523,605
Ceded claims, Note 9(b)	(24,091)	(67,108)	(5,673)	(96,872)

Net insurance claims	327,354	270,756	828,623	1,426,733

	2013
	Life insurance	General insurance	Health insurance	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Gross claims, Note 16(b)	478,005	428,314	716,084	1,622,403
Ceded claims, Note 9(b)	(22,236)	(133,269)	(6,437)	(161,942)

Net insurance claims	455,769	295,045	709,647	1,460,461

	2012
	Life Insurance	General insurance	Health insurance	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Gross claims	438,323	371,085	582,602	1,392,010
Ceded claims	(16,568)	(145,339)	(2,899)	(164,806)

Net insurance claims	421,755	225,746	579,703	1,227,204

Notes to the consolidated financial statements (continued)

26.	Salaries and employee benefits

This item is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Salaries	1,410,351	1,279,823	978,017
Vacations, medical assistance and others	391,483	285,559	321,835
Legal gratifications	258,146	177,160	176,878
Employees’ bonds	147,265	119,564	162,640
Workers’ profit sharing	146,304	136,459	139,051
Social security	131,573	121,574	110,664
Severance indemnities	125,681	96,393	99,065
Share-based payment plans	62,628	61,522	70,288

Total	2,673,431	2,278,054	2,058,438

27.	Administrative expenses

These items are made up as follow:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Repair and maintenance	329,018	297,346	232,953
Publicity	268,117	255,111	237,554
Rental	202,323	162,393	132,266
Transport and communications	200,207	177,323	155,213
Taxes and contributions	201,782	182,631	133,889
Others	729,036	664,147	523,228

Total	1,930,483	1,738,951	1,415,103

Notes to the consolidated financial statements (continued)

28.	Other income and expenses

These items are made up as follow:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Other income
Income from medical services and sale of medicines	460,883	344,481	179,069
Real estate rental income	18,522	20,654	17,306
Income from sale of seized assets	1,801	4,427	7,846
Recoveries of other accounts receivable and other assets	3,084	1,251	1,761
Other	155,282	70,380	22,274
Total other income	639,572	441,193	228,256

Other expenses
Cost of medical services and sale of medicines	310,164	280,508	159,384
Commissions from insurance activities	262,692	217,758	180,413
Sundry technical insurance expenses	75,917	68,623	72,990
Provision for sundry risks, Note 12(d)	70,094	24,089	34,122
Put option write on non-controlling interests	52,625	364	-
Expenses on improvements in building for rent	38,065	28,999	16,033
Provision for other accounts receivables	12,854	7,566	3,541
Other	110,509	61,970	29,319
Total other expenses	932,920	689,877	495,802

Notes to the consolidated financial statements (continued)

29.	Earnings per share

The net earnings per ordinary share were determined over the net income attributable to equity holders of Credicorp, as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Net income attributable to equity holders of Credicorp (in thousands of Nuevos Soles)	2,387,852	1,538,307	2,079,647
Number of shares:
Ordinary shares, Note 18(a)	94,382,317	94,382,317	94,382,317
Less - treasury shares	(14,892,821)	(14,926,038)	(14,974,957)
Acquisition of treasury shares, net	11,027	28,140	28,903
Weighted average number of ordinary shares for basic earnings	79,500,523	79,484,419	79,436,263

Plus - effect of dilution from stock awards	173,536	182,117	211,720
Weighted average number of ordinary shares adjusted for the effect of dilution	79,674,059	79,666,536	79,647,983
Basic earnings per share (in Nuevos Soles)	30.04	19.35	26.18
Diluted earnings per share (in Nuevos Soles)	29.27	19.31	26.11

30.	Operating segments

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

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in the years 2014, 2013 and 2012.

Notes to the consolidated financial statements (continued)

(i)	The following table presents income and certain asset information regarding the Group’s reportable segments (in millions of Nuevos Soles) for the years ended 31 December 2014, 2013 and 2012:

	External income	Income from other segments	Eliminations	Total income (*)	Operating income (**)	Provision for loan losses, net of recoveries	Depreciation and amortization	Impairment of available–for– sale investments	Income before translation result and income tax	Translation result and income tax	Net income	Capital expenditures, intangible assets and goodwill	Total assets

2014
Banking	11,145	435	(435)	11,145	6,167	(1,716)	(340)	(8)	2,761	(681)	2,080	381	121,801
Insurance	2,674	23	(23)	2,674	1,002	-	(55)	-	232	(27)	206	132	8,653
Pension funds	391	3	(3)	391	-	-	(21)	-	221	(67)	153	9	913
Investment banking	416	74	(74)	416	4	-	(18)	-	3	(21)	(18)	27	3,467

Total consolidated	14,626	535	(535)	14,626	7,173	(1,716)	(434)	(8)	3,217	(796)	2,421	549	134,834

2013
Banking	7,957	437	(437)	8,957	4,631	(1,230)	(279)	-	2,195	(928)	1,268	564	104,940
Insurance	3,943	160	(160)	2,943	968	-	(14)	(3)	144	(38)	114	152	7,720
Pension funds	372	-	-	372	-	-	(19)	-	198	(54)	144	8	769
Investment banking	289	62	(62)	289	53	-	(16)	-	105	(65)	32	112	665

Total consolidated	12,561	659	(659)	12,561	5,652	(1,230)	(328)	(3)	2,642	(1,085)	1,558	836	114,094

2012
Banking	8,073	369	(369)	8,073	4,108	(996)	(229)	-	2,072	(398)	1,666	533	92,379
Insurance	2,180	87	(87)	2,180	688	-	(29)	-	258	-	256	174	6,671
Pension funds	311	3	(3)	311	-	-	(23)	-	145	(47)	108	-	635
Investment banking	340	3	(3)	340	96	-	(5)	-	121	(20)	101	722	4,348

Total consolidated	10,904	462	(462)	10,904	4,892	(996)	(286)	-	2,596	(465)	2,131	1,429	104,033

Notes to the consolidated financial statements (continued)

(ii)	The following tables presents (in millions of Nuevos Soles) the distribution of the Group’s external income, operating income, and non-current assets allocated based on the location of the customer and its assets, respectively, for the years ended 31 December 2014, 2013 and 2012:

	2014			2013			2012
	Total income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)	Total income (*)	Operating income (**)	Non-current assets (***)

Peru	12,936	6,693	3,589	11,187	5,309	3,058	9,370	4,477	2,318
Panama	666	109	-	410	22	344	672	21	314
Cayman Islands	304	116	6	271	111	5	240	92	-
Bolivia	414	214	74	328	184	44	277	158	41
Colombia	232	-	203	209	3	240	177	98	278
United States of America	25	16	-	130	23	106	45	40	13
Chile	49	25	243	26	-	294	123	6	478

Total consolidated	14,626	7,173	4,115	12,561	5,652	4,091	10,904	4,892	3,442

(*)	Includes total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

Notes to the consolidated financial statements (continued)

31.	Subsidiaries with material non-controlling interest

The following tables summarize the information of subsidiaries that have material non-controlling interest.

Proportion of equity interest held by non-controlling interests:

Entity	Country of incorporation and operation	Percentage of participation 2014, 2013 and 01.01.2013
		%
Correval	Colombia	49.0
IM Trust	Chile	39.4

	2014	2013	01.01.2013
	S/.(000)	S/.(000)	S/.(000)

Accumulated balances of material non-controlling interest
Correval	110,968	121,243	108,431
IM Trust	132,721	136,345	157,381

Profit attributable to material non-controlling interest
Correval	11,099	5,794	6,067
IM Trust	(15,153)	(7,281)	5,574

The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

	2014		2013		2012
Summarized statements of income	Correval (*)	IM Trust (*)	Correval (*)	IM Trust(*)	Correval (*)	IM Trust(*)
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Revenue	230,148	26,946	338,690	82,189	132,919	46,443
Expenses	(194,867)	(96,129)	(317,696)	(121,756)	(113,237)	(33,490)
Profit before income tax	35,281	(69,183)	20,994	(39,567)	19,682	12,953
Income tax	(13,105)	(3,724)	(6,340)	(2,466)	(3,586)	232
Profit (loss) for the year	22,176	(72,907)	14,654	(42,033)	16,096	13,185
Attributable to non-controlling interest	11,099	(15,153)	5,794	(7,281)	6,067	5,574

(*)	Correval and IM Trust are controlled by the Group through its subsidiaries BCP Colombia and BCP Chile. In this sense, BCP Colombia and Chile had recorded the intangibles, goodwill and non-controlling interest identified as a consequence of the acquisition of such subsidiaries.

Notes to the consolidated financial statements (continued)

	As of December 31, 2014		As of December 31, 2013		As of January 1, 2013
Summarized statement of financial position	Correval	IM Trust	Correval	IM Trust	Correval	IM Trust
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Assets
Cash collateral, reverse repurchase agreements and securities borrowings	1,674,527	58,311	870,183	104,677	2,788,433	227,034
Trading securities, investments available – for – sale and investments available – for – sale pledged as collateral	1,46,378	131,011	123,275	57,653	119,842	58,089
Other assets	264,226	872,202	301,168	619,038	291,368	694,587

Liabilities and equity

Payables from repurchase agreements and security lendings.	1,274,771	107,090	753,150	97,998	2,580,549	219,657

Financial liabilities designated at fair value through profit or loss	397,201	-	116,035	-	204,214	40,902
Other liabilities	116,346	610,352	109,913	304,800	114,625	271,743
Total equity	296,813	344,082	315,529	378,569	300,255	447,408

	As of December 31, 2014		As of December 31, 2013		As of January 1, 2013
Summarized statements of cash flows	Correval	IM Trust	Correval	IM Trust	Correval	IM Trust
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Operating activities	960	25,530	35,778	9,549	19,102	(27,165)
Investing activities	(778,016)	(4,233)	(1,885,455)	45,063	973,032	19,893
Financing activities	503,959	(621)	-	(36,985)	(20,711)	(34,198)

Net increase in cash and cash equivalents	(273,097)	20,676	(1,849,677)	17,627	971,423	(41,470)

Credicorp and its subsidiaries render management services for investment funds and trusts whose assets are not included in its consolidated financial statements. Management has analyzed the nature of investments funds and trust and concluded that none of them qualifies as a structured entity in accordance with the established by IFRS 12 "Disclosure of Interests in Other Entities", so it has not been necessary to incorporate additional disclosures as indicated in Note 34.8 in relation to those.

Notes to the consolidated financial statements (continued)

32.	Transactions with related parties
(a)	The Group’s consolidated financial statements as of December 31, 2014 and 2013, include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and enterprises which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

(b)	The following table shows the main transactions with related parties as of December 31, 2014 and 2013:

	2014	2013
	S/.(000)	S/.(000)

Direct loans	1,240,841	995,724
Investments available-for-sale and trading securities	203,227	289,815
Deposits	72,985	265,396
Contingent credits	177,408	137,460
Interest income related to loans – income	31,614	25,220
Interest expense related to deposits - expense	7,143	6,893
Other income	5,775	9,348
Derivatives at fair value	(904)	347

(c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. As of December 31, 2014, direct loans to related companies are secured by collaterals, had maturities between January 2015 and October 2022 and accrued an annual average interest rate of 6.57 percent (as of December 31, 2013, had maturities between January 2014 and July 2021 and accrued an annual average interest rate of 8.43 percent). Likewise, as of December 31, 2014 and 2013, the Group maintained an allowance for loan losses to related parties amounting to S/.1.2 million and S/.0.6 million, respectively.

(d)	As of December 31, 2014 and 2013, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2014 and 2013, direct loans to employees, directors and key Management amounted to S/.774.2 and S/.742.1 million, respectively; said loans are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Credicorp or any of its Subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

(e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2014, 2013 and 2012, comprised the following:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Salaries	15,168	22,697	21,251
Directors’ compensations	5,457	5,138	5,837

Total	20,625	27,835	27,088

Also, key executives compensation includes share based payments as explained in more detail in Note 20. SARs valuation for the years 2014, 2013 and 2012 resulted in an income amounting to S/.1.4 million, an expense amounting to S/.2.6 million and an expense amounting to S/.14.1 million, respectively. During 2014, were executed approximately S/.23.8 million of SARs which corresponding to vested SARs in prior years (during 2013 there were no executed SARs). Likewise, approximately S/.15.1 million of stock awards vested in the year 2014 (S/.15.7 million and S/.14.3 million during 2013 and 2012, respectively). The related executives’ income tax is assumed by the Group.

(f)	As of December 31, 2014 and 2013, the Group has participations in different mutual funds and hedge funds managed by certain Group’s Subsidiaries; said participations are classified as trading securities or Investments available-for-sale. The detail is the following:

	2014	2013
	S/.(000)	S/.(000)

Trading and available-for-sale investments -
Mutual funds – U.S. Dollars	18,912	78,120
Mutual funds – Bolivianos	40,599	27,829
Mutual funds – Nuevos Soles	-	16,309
Mutual funds – Pesos Chilenos	1,810	4,913

Total	61,321	127,171

Notes to the consolidated financial statements (continued)

33.	Financial instruments classification

The following are the carrying amounts of the financial assets and liabilities captions in the consolidated statements of financial position, by categories as defined under IAS 39:

	As of December 31, 2014							As of December 31, 2013
	Financial assets and liabilities designated at fair value							Financial assets and liabilities designated at fair value
	Held for trading or hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to-maturity	Liabilities at amortized cost	Total	Held for trading or hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to-maturity	Liabilities at amortized cost	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Assets
Cash and due from banks	-	-	21,689,466	-	-	-	21,689,466	-	-	21,762,929	-	-	-	21,762,929
Cash collateral, reverse repurchase agreements and securities borrowings	-	-	5,543,403	-	-	-	5,543,403	-	-	1,207,515	-	-	-	1,207,515
Trading securities	2,525,970	-	-	-	-	-	2,525,970	1,500,046	-	-	-	-	-	1,500,046
Investments available-for-sale	-	-	-	15,747,996		-	15,747,996	-	-	-	18,210,811		-	18,210,811
Investments held-to-maturity	-	-	-	-	2,667,663	-	2,667,663	-	-	-	-	676,977	-	676,977
Loans, net	-	-	76,522,506	-	-	-	76,522,506	-		62,098,279	-	-	-	62,098,279
Financial assets designated at fair value through profit or loss	-	297,100	-	-	-	-	297,100	-	299,836	-	-	-	-	299,836
Premiums and other policies receivable	-	-	578,296	-	-	-	578,296	-	-	576,050	-	-	-	576,050
Accounts receivable from reinsurers and coinsurers	-	-	468,137	-	-	-	468,137	-	-	578,722	-	-	-	578,722
Due from customers on acceptances	-	-	167,654	-	-	-	167,654	-	-	189,188	-	-	-	189,188
Other assets, Note 12	845,931	-	1,037,625	-	-	-	1,883,556	461,833	-	706,882	-	-	-	1,168,715

	3,371,901	297,100	106,007,087	15,747,996	2,667,663	-	128,091,747	1,961,879	299,836	87,119,565	18,210,811	676,977	-	108,269,068

Liabilities
Deposits and obligations	-	-	-	-	-	77,046,969	77,046,969	-	-	-	-	-	68,406,577	68,406,577
Payables from repurchase agreements and security lendings	-	-	-	-	-	8,308,470	8,308,470	-	-	-	-	-	3,520,317	3,520,317
Due to banks and correspondents	-	-	-	-	-	9,217,340	9,217,340	-	-	-	-	-	7,173,007	7,173,007
Bankers’ acceptances outstanding	-	-	-	-	-	167,654	167,654	-	-	-	-	-	189,188	189,188
Financial liabilities designated at fair value through profit or loss	397,201	-	-	-	-	-	397,201	119,553	-	-	-	-	-	119,553
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	220,910	220,910	-	-	-	-	-	232,497	232,497
Bonds and notes issued	7,349,760	-	-	-	-	7,754,833	15,104,593	-	-	-	-	-	14,133,518	14,133,518
Other liabilities, Note 12	682,401	416,235				2,043,700	3,142,336	431,313	340,727	-	-	-	1,660,819	2,432,859

	8,429,362	416,235	-	-	-	104,759,876	113,605,473	550,866	340,727	-	-		95,315,923	96,207,516

Notes to the consolidated financial statements (continued)

34.	Financial risk management

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

Notes to the consolidated financial statements (continued)

34.1.	Credit risk -
(a)	The Group takes on exposure to credit risk, which is the risk that counterparty causes a financial loss by failing to discharge an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans and receivables from security borrowings, and investment activities that bring debt securities and other bills into the Group’s asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose the Group to similar risks to loans (direct loans); they are both mitigated by the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statements of financial position.

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

Notes to the consolidated financial statements (continued)

In order to manage credit risk, as part of the Group’s risk management structure, see Note 34(a), there is a Credit Risk Management Department whose major functions are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, time term, among others.

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

(b)	The maximum exposure to credit risk as of December 31, 2014 and 2013, before the effect of mitigation through any collateral, is the book value of each class of financial assets indicated in Note 34.7(a), 34.7(b) and the contingent credits detailed in Note 21(a).

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan portfolio and investments based on the following:

-	98 percent of the gross loan portfolio is categorized in the top two grades of the internal rating system as of December 31, 2014 (99 percent as of December 31, 2013);

-	97 percent of the loan portfolio is considered to be neither past due nor impaired as of December 31, 2013 (97 percent as of December 31, 2013);

-	77 percent of the investments have at least investment credit rating (BBB- or higher) or are debt securities issued by BCRP (unrated) as of December 31, 2014 (80 percent as of December 31, 2013);

-	96 percent of securities received as collateral in reverse repurchase agreements and security borrowings have investment credit rating (BBB- or higher) or are debt securities issued by the Colombian and Chilean Governments as of December 31, 2014 (77 percent as of December 31, 2013); and

Notes to the consolidated financial statements (continued)

-	19 percent and 82 percent of the cash and due from banks represent amounts deposited in the Group’s vaults or in the BCRP, respectively, as of December 31, 2013 (12 percent and 72 percent, respectively, as of December 31, 2013).

(c)	Credit risk management for loans -

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

The following is a summary of the direct loans classified in three major groups:

(i)	Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal or potential problems; ii) Past due but not impaired loans, comprising past due loans of clients classified as normal or with potential problems and iii) Impaired loans, or those past due loans of clients classified as substandard, doubtful or loss; presented net of the provision for loan losses for each of the loan classifications:

	As of December 31, 2014						As of December 31, 2013
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	%	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	%
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)		S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Neither past due nor impaired -
Normal	40,540,117	11,335,191	9,654,666	10,387,559	71,917,533	95	34,642,957	9,759,137	6,656,150	7,249,548	58,307,792	95
Potential problem	1,086,153	71,163	323,716	88,763	1,569,795	2	672,586	54,776	260,139	70,417	1,057,918	2

Past due but not impaired -
Normal	1,137,640	539,651	209,940	450,570	2,337,801	3	905,899	500,640	251,072	593,792	2,251,403	4
Potential problem	48,022	64,518	10,539	8,171	131,250	-	55,461	54,477	18,606	5,037	133,581	-

Impaired -
Substandard	171,472	115,151	251,835	197,630	736,088	1	180,621	103,792	172,563	216,098	673,074	1
Doubtful	255,275	150,814	323,782	324,670	1,054,541	1	150,416	111,068	201,707	315,829	779,020	1
Loss	296,720	221,703	511,304	189,856	1,219,583	2	138,864	146,738	315,081	156,881	757,564	1

Gross	43,535,399	12,498,191	11,285,782	11,647,219	78,966,591	104	36,746,804	10,730,628	7,875,318	8,607,602	63,960,352	104

Less: Allowance for loan losses	623,559	140,217	1,094,300	1,128,778	2,986,854	4	326,244	144,571	865,352	927,481	2,263,648	4

Total, net	42,911,840	12,357,974	10,191,482	10,518,441	75,979,737	100	36,420,560	10,586,057	7,009,966	7,680,121	61,696,704	100

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

As of December 31, 2014 and 2013, renegotiated loans amounted to approximately S/.647.8 million and S/.371.8 million, respectively, of which S/.190.4 million and S/.109.3 million, respectively, are classified as neither past due nor impaired, S/.28.7 and S/.16.5 million past due but not impaired, and S/.428.7 and S/.246.0 million impaired but not past due, respectively.

Notes to the consolidated financial statements (continued)

The breakdown of the gross amount of impaired loans by class, along with the fair value of related collateral and the amounts of their allowance for loan losses is as follows:

	As of December 31, 2014					As of December 31, 2013
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Impaired loans	723,467	487,668	1,086,921	712,156	3,010,212	469,901	361,598	689,351	688,808	2,209,658

Fair value of collateral	184,991	368,945	165,382	75,128	794,446	178,058	228,648	144,563	86,134	637,403

Allowance for loan losses	378,668	78,641	695,154	461,591	1,614,054	224,788	75,979	532,140	432,462	1,265,369

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

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the risk-rating of investments at fair value through profit or loss (trading) available-for-sale and held-to-maturity, provided by the institutions referred to above:

	As of December 31, 2014		As of December 31, 2013
	S/.(000)%		S/.(000)%

Instruments rated in Peru:
AAA	1,204,825	5.7	1,140,366	5.6
AA- to AA+	728,244	3.5	652,851	3.2
A- to A+	40,118	0.2	23,036	0.1
BBB-to BBB+	21,724	0.1	44,703	0.2
BB- to BB+	7,205	0.0	18,263	0.1
Lower than +B	73,725	0.4	1,957	0.1
Unrated
BCRP certificates of deposit	4,607,896	22.0	6,297,180	30.9
Listed and non-listed securities	907,834	4.3	962,011	4.7
Restricted mutual funds	325,673	1.6	290,571	1.4
Mutual funds	313,370	1.5	105,794	0.5
Other instruments	15,401	0.1	50,246	0.2
Subtotal	8,246,015	39.4	9,586,978	47.0

Instruments rated abroad:
AAA	260,091	1.2	171,783	0.8
AA- to AA+	265,633	1.3	398,531	2.0
A- to A+	4,819,062	23.0	1,197,428	5.9
BBB- to BBB+	4,224,718	20.2	6,371,809	31.3
BB- to BB+	702,629	3.3	588,730	2.9
Lower than B+	245,175	1.2	251,824	1.2
Unrated
Listed and non-listed securities	809,966	3.9	736,273	3.6
Central Bank of Bolivia certificates of deposit	563,914	2.7	326,462	1.6
Participation in RAL’s funds	542,921	2.6	351,547	1.7
Mutual funds	27,068	0.1	133,883	0.7
Hedge funds	140,270	0.7	91,522	0.4
Other instruments	94,167	0.4	181,064	0.9
Subtotal	12,695,614	60.6	10,800,856	53.0

Total	20,941,629	100.0	20,387,834	100.0

Notes to the consolidated financial statements (continued)

(f)	Concentration of financial instruments exposed to credit risk:

As of December 31, 2014 and 2013, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2014						2013
	Designated at fair value through profit for loss						Designated at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held- to-maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Investments held- to-maturity	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Central Reserve Bank of Perú	1,556,221	-	14,033,756	3,064,609	-	18,654,586	972,819	-	15,634,263	5,324,360	-	21,931,442
Financial services	869,614	164,714	14,314,710	3,985,885	-	19,334,923	729,188	194,375	9,680,309	4,325,293	-	14,929,165
Manufacturing	20,233	7,759	13,204,935	590,303	-	13,823,230	4,363	22,768	10,418,910	699,692	-	11,145,733
Mortgage loans	-	-	11,485,390	-	-	11,485,390	-	-	9,518,342	-	-	9,518,342
Consumer loans	-	-	9,224,855	-	-	9,224,855	-	-	8,601,210	-	-	8,601,210
Micro-business loans	-	-	4,533,523	-	-	4,533,523	-	-	4,081,281	-	-	4,081,281
Commerce	83,966	5,731	12,430,077	390,484	-	12,910,258	37,422	7,994	9,115,115	270,187	-	9,430,718
Electricity, gas and water	131,116	47,318	3,820,245	2,082,256	-	6,080,935	38,090	28,406	2,943,630	1,941,234	-	4,951,360
Government and public administration	275,066	3,844	33,813	3,029,352	2,667,663	6,009,738	108,468	7,932	57,367	3,608,434	676,977	4,459,178
Leaseholds and real estate activities	6,911	6,480	5,000,779	98,555	-	5,112,725	1,364	-	3,536,709	59,995	-	3,598,068
Communications, storage and transportation	62,810	10,338	3,633,298	737,687	-	4,444,133	22,897	7,915	2,435,655	677,908	-	3,144,375
Mining	29,260	27,568	2,453,380	399,571	-	2,909,779	11,107	29,127	2,903,365	433,946	-	3,377,545
Community services	-	-	3,249,994	19,078	-	3,269,072	-	-	2,478,866	15,138	-	2,494,004
Construction	58,661	22,040	1,850,176	595,202	-	2,526,079	13,181	967	1,323,161	522,355	-	1,859,664
Agriculture	8,241	1,308	1,709,690	17,446	-	1,736,685	5,162	-	1,354,259	28,903	-	1,388,324
Education, health and other services	12,580	-	1,025,985	136,057	-	1,174,622	2,181	-	812,736	107,146	-	922,063
Insurance	4,707	-	1,335,890	343,236	-	1,683,833	50	-	676,723	6,275	-	683,048
Fishing	6,022	-	419,066	-	-	425,088	1,425	-	574,909	-	-	576,334
Other	246,493	-	2,247,525	258,275	-	2,752,293	14,162	352	972,755	189,945	-	1,177,214

Total	3,371,901	297,100	106,007,087	15,747,996	2,667,663	128,091,747	1,961,879	299,836	87,119,565	18,210,811	676,977	108,269,068

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, the financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2014
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Investments held- to-maturity	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Peru	2,092,885	154,530	95,489,516	8,374,559	2,375,619	108,487,109
United States of America	157,694	65,360	2,801,184	2,580,525	-	5,604,763
Colombia	410,094	-	2,162,650	639,718	138,799	3,351,261
Bolivia	2,378	-	477,691	1,108,542	-	1,588,611
Chile	139,276	-	254,122	1,139,271	-	1,532,669
Brazil	114,418	2,293	191	523,583	119,920	760,405
Europe:
United Kingdom	367,290	-	28,583	174,753	-	570,626
Switzerland	260	-	322	31,441	-	32,023
France	51,593	-	98	90,197	-	141,888
Luxembourg	-	62,094	-	158,405	-	220,499
Spain	3,364	-	113,646	12,724	-	129,734
Netherlands	-	-	-	69,322	-	69,322
Other Europe	10,517	-	71,695	52,861	-	135,073
Mexico	3	4,838	12,409	230,664	33,325	281,239
Other	22,129	7,985	4,594,980	561,431	-	5,186,525

Total	3,371,901	297,100	106,007,087	15,747,996	2,667,663	128,091,747

Notes to the consolidated financial statements (continued)

	2013
	Designated at fair value through profit or loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for-sale	Investments held- to-maturity	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Peru	1,356,221	134,820	77,498,516	11,634,461	391,733	91,015,751
United States of America	213,602	73,986	437,096	2,649,579	-	3,374,263
Colombia	126,485	-	954,842	575,792	135,102	1,792,221
Bolivia	414	-	3,729,438	774,170	-	4,504,022
Chile	52,633	-	81,757	1,087,641	-	1,222,031
Brazil	19,188	-	28,587	524,278	117,505	689,558
Europe:
United Kingdom	150,821	-	1,322	123,246	-	275,389
Switzerland	31	-	271	22,287	-	22,589
France	4,402	25,493	-	49,505	-	79,400
Luxembourg	-	61,065	-	6,238	-	67,303
Spain	-	-	13,914	5,870	-	19,784
Other Europe	-	-	121,292	-	-	121,292
Mexico	22,078	4,472	18,003	179,364	32,637	256,554
Other	16,004	-	4,234,527	578,380	-	4,828,911

Total	1,961,879	299,836	87,119,565	18,210,811	676,977	108,269,068

Notes to the consolidated financial statements (continued)

(g)	Offsetting financial assets and liabilities

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial statements, irrespective of whether they are offset in the statement of financial position.

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

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

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

Notes to the consolidated financial statements (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2014
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral received	Net amount
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Derivatives	845,931	-	845,931	(247,948)	(17,456)	580,527
Cash collateral and reverse repurchase agreements and securities borrowings	5,543,403	-	5,543,403	(826,408)	-	4,716,995
Investments available-for-sale and held-to-maturity pledged as collateral	3,879,588	-	3,879,588	(3,863,551)	-	16,037

Total	10,268,922	-	10,268,922	(4,937,907)	(17,456)	5,313,559

	As of December 31, 2013
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral received	Net amount
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Derivatives	461,833	-	461,833	(229,355)	-	232,478
Cash collateral and reverse repurchase agreements and securities borrowings	1,207,515	-	1,207,515	(169,587)	-	1,037,928
Investments available-for-sale and held-to-maturity pledged as collateral	3,014,251	-	3,014,251	(2,832,758)	-	181,493

Total	4,683,599	-	4,683,599	(3,231,700)	-	1,451,899

Notes to the consolidated financial statements (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2014
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral pledged	Net amount
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Derivatives	682,401	-	682,401	(247,948)	(81,428)	353,025
Payables from repurchase agreements and security lendings	8,308,470	-	8,308,470	(4,186,097)	(3,786,094)	336,279

Total	8,990,871	-	8,990,871	(4,434,045)	(3,867,522)	689,304

	As of December 31, 2013
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral pledged	Net amount
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Derivatives	431,313	-	431,313	(229,355)	(42,523)	159,435
Payables from repurchase agreements and security lendings	3,520,317	-	3,520,317	(2,630,430)	(113,888)	775,999

Total	3,951,630	-	3,951,630	(2,859,785)	(156,411)	935,434

The gross amounts of financial assets and liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Cash collateral and reverse repurchase agreements and security borrowing and payables from repurchase agreements and security lendings are measured at amortized cost.
-	Financial liabilities designated at fair value through profit or loss are measured at fair value.

The different between the carrying amount in statement of financial portion and the amounts presented in the tables above for derivatives (presented in other assets Note 12(b)), cash collateral and reverse repurchase agreement and security borrowing and payables from repurchase agreements and security; are financial instruments not in scope of offsetting disclosure.

Notes to the consolidated financial statements (continued)

34.2.	Market risk -

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

The risks that trading portfolios faces are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios are managed using Asset and Liability Management (ALM).

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

Notes to the consolidated financial statements (continued)

The assessment of past movements has been based on historical one-year data and 127 market risk factors, which are composed as follows: 25 market curves, 95 stock prices, 5 mutual funds values and 2 volatility series. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

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

In VaR calculation, the foreign exchange effect is not included because it is measured in the net monetary position, see Note 34.2 (b)(ii).

As of December 31, 2014 and 2013, the Group’s VaR by type of asset is as follows:

	2014	2013
	S/.(000)	S/.(000)

Equity investments	8,358	19,870
Debt Investments	7,970	16,499
Swaps	4,160	23,277
Forwards	22,941	6,236
Options	717	967
Diversification effect	(19,834)	(40,523)
Consolidated VaR by asset type	24,312	26,326

As of December 31, 2014 and 2013, the Group’s VaR by risk type is as follows:

	2014	2013
	S/.(000)	S/.(000)

Interest rate risk	24,590	30,057
Price risk	8,358	19,870
Volatility risk	92	64
Diversification effect	(8,728)	(23,665)
Consolidated VaR by risk type	24,312	26,326

(b)	ALM Book –

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

Notes to the consolidated financial statements (continued)

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2014
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Assets
Cash and due from banks	16,358,372	358,152	154,005	66,456	-	4,752,481	21,689,466
Cash collateral, reverse repurchase agreements and securities borrowings	3,614,909	987,494	941,000	-	-	-	5,543,403
Investments	1,527,716	1,333,238	2,714,090	4,519,851	7,670,357	3,176,377	20,941,629
Loans, net	9,631,619	12,992,378	19,327,405	25,950,939	8,427,967	192,198	76,522,506
Financial assets designated at fair value through profit or loss	-	-	-	-	-	297,100	297,100
Premiums and other policies receivables	-	-	-	-	-	578,296	578,296
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	468,137	468,137
Other assets	-	-	-	-	-	8,793,835	8,793,835
Total assets	31,132,616	15,671,262	23,136,500	30,537,246	16,098,324	18,258,424	134,834,372

Liabilities
Deposits and obligations	1,271,691	7,016,884	13,170,837	27,484,056	3,630,899	24,472,602	77,046,969
Payables from repurchase agreements and security lendings	1,554,739	370,895	4,966,344	1,416,492	-	-	8,308,470
Due to banks and correspondents	52,698	2,099,478	2,505,689	2,955,196	1,173,627	430,652	9,217,340
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	220,910	220,910
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	397,201	397,201
Technical, insurance claims reserves and reserves for unearned premiums	72,995	29,173	111,204	441,168	1,122,184	3,620,335	5,397,059
Bonds and notes issued	10,166	22,283	107,284	4,208,590	10,586,308	169,962	15,104,593
Other liabilities	-	-	-	-	-	4,515,805	4,515,805
Equity	-	-	-	-	-	14,626,025	14,626,025
Total liabilities and equity	2,962,289	9,538,713	20,861,358	36,505,502	16,513,018	48,453,492	134,834,372

Off-Balance sheet items
Derivatives assets	426,817	1,724,532	297,406	-	7,893,519	-	10,342,274
Derivatives liabilities	1,356,238	3,835,727	2,381,439	1,226,936	1,541,934	-	10,342,274
	(929,421)	(2,111,195)	(2,084,033)	(1,226,936)	6,351,585	-	-
Marginal gap	27,240,906	4,021,354	191,109	(7,195,192)	5,936,891	(30,195,068)	-

Accumulated gap	27,240,906	31,262,260	31,453,369	24,258,177	30,195,068	-	-

Notes to the consolidated financial statements (continued)

	As of December 31, 2013
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Assets
Cash and due from banks	16,904,831	340,557	166,422	-	-	4,351,119	21,762,929
Cash collateral, reverse repurchase agreements and securities borrowings	1,080,536	13,092	-	-	-	113,887	1,207,515
Investments	2,113,540	2,210,585	3,798,696	3,096,463	5,258,452	3,910,098	20,387,834
Loans, net	7,437,621	15,987,028	12,972,621	16,189,283	9,511,726	-	62,098,279
Financial assets designated at fair value through profit or loss	-	-	31,416	7,057	25,429	235,934	299,836
Premiums and other policies receivables	-	-	-	-	-	576,050	576,050
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	578,722	578,722
Other assets	-	-	-	-	-	7,183,055	7,183,055
Total assets	27,536,528	18,551,262	16,969,155	19,292,803	14,795,607	16,948,865	114,094,220

Liabilities
Deposits and obligations	15,634,084	4,411,997	23,971,513	5,585,304	414,519	18,389,160	68,406,577
Payables from repurchase agreements and security lendings	1,813,729	622,807	1,083,781	-	-	-	3,520,317
Due to banks and correspondents	411,089	1,595,104	2,553,101	1,829,780	756,296	27,637	7,173,007
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	232,497	232,497
Technical, insurance claims reserves and reserves for unearned premiums	94,214	77,466	232,259	1,107,038	2,237,875	1,235,863	4,984,715
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	119,553	119,553
Bonds and notes issued	259,180	20,339	248,230	2,471,023	8,567,318	2,567,428	14,133,518
Other liabilities	-	-	-	-	-	3,180,933	3,180,933
Equity	-	-	-	-	-	12,343,103	12,343,103
Total liabilities and equity	18,212,296	6,727,713	28,088,884	10,993,145	11,976,008	38,096,174	114,094,220

Off-Balance sheet items
Derivatives assets	612,301	2,303,835	929,245	17,930	292,619	-	4,155,930
Derivatives liabilities	13,947	626,807	639,982	1,164,159	1,711,035	-	4,155,930
	598,354	1,677,028	289,263	(1,146,229)	(1,418,416)	-	-
Marginal gap	9,922,586	13,500,577	(10,830,466)	7,153,429	1,401,183	(21,147,309)	-

Accumulated gap	9,922,586	23,423,163	12,592,697	19,746,126	21,147,309	-	-

Notes to the consolidated financial statements (continued)

Sensitivity to changes in interest rates –

The following table presents the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s consolidated statements of income and consolidated statements of comprehensive income; before income tax and non-controlling interest.

The sensitivity of the consolidated statements of income is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2014 and 2013, including the effect of derivatives instruments. The sensitivity of the consolidated statement of comprehensive income is calculated by revaluing interest rate from fixed income available-for-sale and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivatives instruments designated as cash flow hedges, as of December 31, 2014 and 2013 for the effects of the assumed changes in interest rates:

	As of December 31, 2014
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			S/.(000)		S/.(000)

Nuevos Soles	+/-	50	+/-	26,524	-/+	135,351
Nuevos Soles	+/-	75	+/-	39,786	-/+	203,026
Nuevos Soles	+/-	100	+/-	53,048	-/+	272,792
Nuevos Soles	+/-	150	+/-	79,573	-/+	409,188
U.S. Dollar	+/-	50	-/+	40,268	-/+	112,926
U.S. Dollar	+/-	75	-/+	60,402	-/+	169,390
U.S. Dollar	+/-	100	-/+	80,536	-/+	225,853
U.S. Dollar	+/-	150	-/+	120,804	-/+	338,779

	As of December 31, 2013
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			S/.(000)		S/.(000)

Nuevos Soles	+/-	50	+/-	640	-/+	134,195
Nuevos Soles	+/-	75	+/-	959	-/+	201,293
Nuevos Soles	+/-	100	+/-	1,277	-/+	268,391
Nuevos Soles	+/-	150	+/-	1,917	-/+	402,586
U.S. Dollar	+/-	50	-/+	50,489	-/+	192,682
U.S. Dollar	+/-	75	-/+	75,733	-/+	289,023
U.S. Dollar	+/-	100	-/+	100,978	-/+	385,364
U.S. Dollar	+/-	150	-/+	151,467	-/+	578,046

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

Notes to the consolidated financial statements (continued)

Equity securities, mutual funds and hedge funds are not considered as part of the investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the effect on expected unrealized gain or loss in comprehensive income, before income tax, as of December 31, 2014 and 2013 is presented below:

Market price sensitivity	Changes in market prices	2014	2013
	%	S/.(000)	S/.(000)

Equity securities	+/-10	157,709	164,380
Equity securities	+/-25	394,272	410,949
Equity securities	+/-30	473,126	493,139
Mutual funds	+/-10	16,367	21,645
Mutual funds	+/-25	40,916	54,113
Mutual funds	+/-30	49,100	64,936
Hedge funds	+/-10	14,027	9,152
Hedge funds	+/-25	35,068	22,881
Hedge funds	+/-30	42,081	27,457

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

Notes to the consolidated financial statements (continued)

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2014 and 2013, the Group’s assets and liabilities by currencies were as follows:

	2014				2013
	Nuevos Soles	U.S. Dollars	Other currencies	Total	Nuevos Soles	U.S. Dollars	Other currencies	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Monetary assets -
Cash and due from banks	3,858,953	17,062,695	767,818	21,689,466	5,371,112	15,749,308	642,509	21,762,929
Cash collateral, reverse repurchase agreements and securities borrowings	-	3,786,094	1,757,309	5,543,403	-	-	1,093,628	1,093,628
Trading securities	2,057,616	266,874	201,480	2,525,970	1,093,292	244,646	162,108	1,500,046
Available-for-sale investments (*)	5,360,864	6,664,918	1,007,466	13,033,248	7,938,949	7,047,783	627,726	15,614,458
Held-to-maturity investments	2,146,065	521,598	-	2,667,663	273,563	403,414	-	676,977
Loans, net	39,785,150	33,326,754	3,410,602	76,522,506	29,008,338	30,605,926	2,484,015	62,098,279
Financial assets designated at fair value through profit or loss	94,043	203,057	-	297,100	80,641	219,195	-	299,836
Other assets	1,104,492	1,106,148	887,003	3,097,643	360,398	671,750	1,594,413	2,626,561
	54,407,183	62,938,138	8,031,678	125,376,999	44,126,293	54,942,022	6,604,399	105,672,714

Monetary liabilities -
Deposits and obligations	(35,484,242)	(37,022,996)	(4,539,731)	(77,046,969)	(31,854,618)	(33,373,002)	(3,178,957)	(68,406,577)
Payables from repurchase agreements and security lendings	(4,625,291)	(2,372,688)	(1,310,491)	(8,308,470)	(1,251,383)	(1,492,932)	(776,001)	(3,520,316)
Due to bank and correspondents	(2,441,640)	(6,500,575)	(275,125)	(9,217,340)	(2,625,525)	(4,075,666)	(471,816)	(7,173,007)
Financial liabilities designated at fair value through profit or loss	-	-	(397,201)	(397,201)	-	-	(119,553)	(119,553)
Insurance claims reserves and technical reserves	(2,137,497)	(3,259,562)	-	(5,397,059)	(1,877,175)	(3,107,540)		(4,984,715)
Bonds and notes issued	(2,220,670)	(12,850,747)	(33,176)	(15,104,593)	(2,067,643)	(12,037,062)	(28,813)	(14,133,518)
Other liabilities	(1,748,432)	(1,047,848)	(734,620)	(3,530,900)	(1,660,820)	(852,998)	(340,727)	(2,854,545)
	(48,657,772)	(63,054,416)	(7,290,344)	(119,002,532)	(41,337,164)	(54,939,200)	(4,915,867)	(101,192,231)
	5,749,411	(116,278)	741,334	6,374,467	2,789,129	2,822	1,688,532	4,480,483

Forwards position, net	3,209,468	(3,155,171)	(54,297)	-	(1,681,153)	1,637,124	44,029	-
Currency swaps position, net	(1,988,707)	2,534,394	(545,687)	-	(119,609)	(72,030)	191,639	-
Cross currency swaps position, net	(422,487)	447,901	(25,414)	-	596,727	(596,727)	-	-
Options, net	(93,536)	93,536	-	-	306,771	(306,771)	-	-

Net monetary position	6,454,149	(195,618)	115,936	6,374,467	1,891,865	664,418	1,924,200	4,480,483

(*)	As of December 31, 2014 and 2013, the equity investment as available-for-sale amounted to S/.2,663.9 and S/.2,596.3 million, respectively.

Notes to the consolidated financial statements (continued)

The Group manages foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. The Group measures its performance in Nuevos Soles (since 2014 considering its change in functional currency, before it was measure in U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of Nuevo Soles with respect to this currency would affect positively the Group’s consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statements of income.

As of December 31, 2014, the Group’s net foreign exchange balance is the sum of its positive open non-Nuevo Soles positions (net long position) less the sum of its negative open non-Nuevo Soles positions (net short position); as of December 31, 2013, the Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any devaluation/revaluation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave the Group’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2014 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Nuevos Soles (the 2014 functional currency), with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in currency rates	2014
	%	S/.(000)

Devaluation -
U.S. Dollar	5	9,315
U.S. Dollar	10	17,783

Revaluation -
U.S. Dollar	5	(10,296)
U.S. Dollar	10	(21,735)

Notes to the consolidated financial statements (continued)

Due to the change in functional currency in 2014, see Note 3(c)(i), in 2013 the sensitivity analysis is calculated over the Nuevos Soles, the currency to which the Group had significant exposure as of December 31, 2013 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against U.S. Dollar (functional currency in 2013), with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase. The table below shows the sensibility analysis of the Nuevos Soles as of December 31, 2013:

Sensitivity Analysis	Change in currency rates	2013
	%	S/.(000)

Devaluation -
Nuevos soles	5	(90,089)
Nuevos soles	10	(171,988)

Revaluation -
Nuevos soles	5	99,572
Nuevos soles	10	210,207

34.3.	Liquidity risk -

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statements of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2014						As of December 31, 2013
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial liabilities by type -
Deposits and obligations	23,422,345	7,416,780	12,879,007	27,947,257	5,993,574	77,658,963	21,256,433	5,052,214	35,654,513	5,861,632	988,038	68,812,830
Payables from repurchase agreements and security lendings	971,365	230,099	3,622,265	1,542,577	1,967,900	8,334,206	1,829,998	61,191	505,610	843,970	349,375	3,590,144
Due to banks and correspondents	583,598	1,719,443	3,361,913	3,924,247	1,081,657	10,670,858	1,190,704	1,288,095	3,346,252	4,098,915	908,375	10,832,341
Accounts payable to reinsurer and coinsurers	48,981	125,155	32,774	14,000	-	220,910	65,031	113,105	32,475	21,155	730	232,496
Financial liabilities designated at fair value through profit or loss	397,201	-	-	-	-	397,201	119,553	-	-	-	-	119,553
Technical, insurance claims reserves and reserves for unearned premiums	153,171	816,700	459,026	1,280,688	2,603,915	5,313,500	372,059	511,278	629,733	1,159,668	2,311,977	4,984,715
Bonds and notes issued	74,051	159,325	663,854	6,031,830	10,019,202	16,948,262	298,623	163,052	767,848	4,780,417	9,886,986	15,896,926
Other liabilities	955,128	95,752	229,712	9,340	2,115,203	3,405,135	656,319	88,543	168,323	328,471	1,092,941	2,334,597

Total liabilities	26,605,840	10,563,254	21,248,551	40,749,939	23,781,451	122,949,035	25,788,720	7,277,478	41,104,754	17,094,228	15,538,422	106,803,602

Derivatives financial liabilities (*) -
Contractual amounts receivable (Inflow)	26,623	55,027	389,599	829,865	129,207	1,430,321	32,894	516,359	458,886	856,145	25,904	1,890,188
Contractual amounts payable (outflow)	30,308	61,336	413,609	845,919	127,287	1,478,459	36,942	526,972	495,025	901,049	28,464	1,988,452

Total liabilities	3,685	6,309	24,010	16,054	(1,920)	48,138	4,048	10,613	36,139	44,904	2,560	98,264

(*) Included derivatives contracts designated as hedge accounting.

The table below shows the contractual maturity of the Group’s contingent credits at the date of the consolidated statements of financial position:

	As of December 31, 2014						As of December 31, 2013
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total	Up to a month	From 1 to 3 months	From 1 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Contingent credits (indirect loans)	1,867,511	4,445,494	7,792,449	3,123,524	90,480	17,319,458	1,231,340	3,856,236	5,890,569	1,651,057	654,131	13,283,333

The Group expects that not all of the contingent liabilities or commitments will be drawn before expiration of the commitments.

Notes to the consolidated financial statements (continued)

34.4.	Operational risk -

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

34.5	Risk of the insurance activity -

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

(a)	Sensitivity to changes in interest rates -

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, in consolidated statements of income and consolidated statements of comprehensive income of the insurance activity, before income tax:

	As of December 31, 2014
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			S/.(000)		S/.(000)

Nuevos Soles	+/-	50	-/+	63	-/+	72,503
Nuevos Soles	+/-	75	-/+	94	-/+	108,755
Nuevos Soles	+/-	100	-/+	125	-/+	145,006
Nuevos Soles	+/-	150	-/+	188	-/+	217,509
U.S. Dollar	+/-	50	+/-	200	-/+	91,896
U.S. Dollar	+/-	75	+/-	300	-/+	137,844
U.S. Dollar	+/-	100	+/-	401	-/+	183,792
U.S. Dollar	+/-	150	+/-	601	-/+	275,687

	As of December 31, 2013
Currency	Changes in basis points		Sensitivity of net income		Sensitivity of comprehensive income
			S/.(000)		S/.(000)

Nuevos Soles	+/-	50	-/+	173	-/+	24,814
Nuevos Soles	+/-	75	-/+	260	-/+	37,221
Nuevos Soles	+/-	100	-/+	347	-/+	49,628
Nuevos Soles	+/-	150	-/+	520	-/+	74,442
U.S. Dollar	+/-	50	+/-	665	-/+	67,225
U.S. Dollar	+/-	75	+/-	998	-/+	100,838
U.S. Dollar	+/-	100	+/-	1,328	-/+	134,453
U.S. Dollar	+/-	150	+/-	1,993	-/+	201,679

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

The undiscounted cash flows payable by the Group for insurance claims reserves and technical reserves by their remaining contractual maturities, including future interest payments, is presented in Note 34.3.

Other non-derivative financial liabilities are related to the balances presented in the consolidated statements of financial position and include mainly accounts payable to reinsurers and coinsurers and other liabilities with contractual maturities of less than one year, see also Note 34.3.

Unit linked liabilities are payable on demand and are included in the up to a year column.

(c)	Credit risk of the insurance activity -

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, ascertaining suitable allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues unit linked contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on unit linked financial assets.

Notes to the consolidated financial statements (continued)

34.6.	Capital management -

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

Considering the Banking Law and Legislative Decree N° 1028, the regulatory capital must be equal to or more than 10 percent of total risk weighted assets and contingent operations, represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the weighted assets and contingent credits by credit risk. This calculation must include all balance sheet exposures or assets in local or foreign currency. As of December 31, 2014 and 2013, the minimum requirement is 10.0 percent.

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

According to the SBS regulations, the Junior Subordinated Notes issued by BCP are computable to determinate the Group’s regulatory capital, see Note 17(a)(vii).

As of December 31, 2014 and 2013, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/.16,377.8 and S/.13,495.4 million, respectively. This regulatory capital has been determined in accordance with SBS regulations in force as of such dates. According to the SBS regulations, the Group’s regulatory capital exceeds in approximately S/.2,217.5 million the minimum regulatory capital required as of December 31, 2014 (approximately S/.2,122.5 million as of December 31, 2013).

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

Considering the excess of regulatory capital held by the Group as of December 31, 2014 and 2013 in the Management’s opinion, the Group has complied with the requirements set forth in such resolution.

Notes to the consolidated financial statements (continued)

34.7.	Fair values -
(a)	Financial instruments recorded at fair value and fair values hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the statement of financial position:

		December 31, 2014				December 31, 2013
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	Note	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Derivative financial instruments:
Forward exchange contracts		-	192,032	-	192,032	-	175,934	-	175,934
Interest rate swaps		-	319,083	-	319,083	-	116,556	-	116,556
Cross currency swaps		-	34,309	-	34,309	-	66,848	-	66,848
Currency swaps		-	285,187	-	285,187	-	95,192	-	95,192
Options		-	15,320	-	15,320	-	7,303	-	7,303
	12(b)	-	845,931	-	845,931	-	461,833	-	461,833

Trading securities		634,248	1,891,722	-	2,525,970	433,932	1,066,114	-	1,500,046
Financial assets designated at fair value through profit or loss	8(a)	234,239	62,861	-	297,100	197,475	102,361	-	299,836
Investments available-for-sale:
Debt securities
BCRP Certificates of deposit		-	3,064,609	-	3,064,609		5,324,360	-	5,324,360
Corporate, leasing and subordinated bonds		3,909,027	2,827,805	16,523	6,753,355	3,366,463	2,597,321	15,468	5,979,252
Government‘s treasury bonds		1,452,198	1,057,569	-	2,509,767	1,925,302	851,634	-	2,776,936
Mutual funds		15,485	444,093	29,784	489,362	39,376	103,256	47,199	189,831
Other instruments		113,995	1,099,548	140,271	1,353,814	131,287	2,069,921	95,432	2,296,640
Equity securities		1,285,270	244,430	47,389	1,577,089	1,602,773	5,643	35,376	1,643,792
	6(a)	6,775,975	8,738,054	233,967	15,747,996	7,065,201	10,952,135	193,475	18,210,811
Total financial assets		7,644,462	11,538,568	233,967	19,416,997	7,696,608	12,582,443	193,475	20,472,526

Financial liabilities
Derivative financial instruments:
Forward exchange contracts		-	289,570	-	289,570	-	126,720	-	126,720
Interest rate swaps		-	100,703	-	100,703	-	136,005	-	136,005
Currency swaps		-	-	-	-	-	5,716	-	5,716
Cross currency swaps		-	272,848	-	272,848	-	138,551	-	138,551
Options		-	19,280	-	19,280	-	24,322	-	24,322
	12(b)	-	682,401	-	682,401	-	431,314	-	431,314

Bonds and notes issued at fair value		-	7,349,760	-	7,349,760	-	-	-	-
Financial liabilities at fair value through profit or loss		391,434	5,767	-	397,201	26,136	93,417	-	119,553
Put option over non-controlling interest	2(c)	-	-	416,235	416,235	-	-	340,727	340,727
Total financial liabilities		391,434	8,037,928	416,235	8,845,597	26,136	524,731	340,727	891,594

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

As of December 31, 2014, derivatives receivables and payables amounted to S/.845.9 million and S/.682.4 million, respectively, see Note 12(b), generating CVA and DVA adjustments for approximately S/.21.1 million and S/.8.2 million, respectively. Also, the net impact of both concepts in the consolidated statements of income amounted to S/.21.1 million. As of December 31, 2013, derivatives receivables and payables amounted to S/.461.7 million and S/.431.3 million, respectively, see Note 12(b), generating CVA and DVA adjustments for approximately S/. 9.5 million and S/.3.4 million, respectively. Also, the net impact of both concepts in the consolidated statements of income amounted to S/.9.5 million.

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

Fair value of corporate, leasing and subordinated bonds, included in level 3, is estimated considering a possible change in interest rate within a range between 75 and 125 basis points; nevertheless, such change would not affect significantly the fair value of these instruments as of December 31, 2014 and 2013.

Also, fair value of put options over non-controlling interest, included in level 3, is estimated considering a possible change in interest rate within a range between 50 and 150 basis points; nonetheless, such change would not affect significantly the fair value of these instruments as of December 31, 2014 and 2013.

As of December 31, 2014 and 2013, the net unrealized gain of Level 3 financial instruments amounts to S/.18.7 million and S/.23.4 million, respectively. During 2014 and 2013, the changes in the value of level 3 financial instruments have not been significant; also, there were not significant purchases, issues, settlements, results or other movements; neither transfers from Level 3 to Level 1 and Level 2 or vice versa. Also, there have been no transfers between Level 1 and Level 2.

Notes to the consolidated financial statements (continued)

(b)	Financial instruments not measured at fair value -

Set out below is the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statements of financial position by level of the fair value hierarchy:

	December 31, 2014					December 31, 2013
December 31, 2014	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Assets
Cash and due from banks	-	21,689,466	-	21,689,466	21,689,466	-	21,762,929	-	21,762,929	21,762,929
Cash collateral, reverse repurchase agreements and securities borrowings	-	5,543,403	-	5,543,403	5,543,403	-	1,207,515	-	1,207,515	1,207,515
Investments held-to-maturity	2,662,164	-	-	2,662,164	2,667,663	640,912	-	-	640,912	676,977
Loans, net	-	76,537,019	-	76,537,019	76,522,506	-	62,114,657	-	62,114,657	62,098,279
Premiums and other policies receivable	-	578,296	-	578,296	578,296	-	576,050		576,050	576,050
Accounts receivable from reinsurers and coinsurers	-	468,137	-	468,137	468,137	-	578,722	-	578,722	578,722
Due from customers on acceptances	-	167,654	-	167,654	167,654	-	189,188	-	189,188	189,188
Other assets	-	1,037,625	-	1,037,625	1,037,625	-	706,882	-	706,882	706,882

Total	2,662,164	106,021,600	-	108,683,764	108,674,750	640,912	87,135,943	-	87,776,855	87,796,542

Liabilities
Deposits and obligations	-	77,046,969	-	77,046,969	77,046,969	-	68,406,577	-	68,406,577	68,406,577
Payables from repurchase agreements and security lendings	-	8,308,470	-	8,308,470	8,308,470	-	3,520,316	-	3,520,316	3,520,316
Due to banks and correspondents	-	12,663,019	-	12,663,019	9,217,340	-	10,128,647	-	10,128,647	7,173,007
Bankers’ acceptances outstanding	-	167,654	-	167,654	167,654	-	189,188	-	189,188	189,188
Accounts payable to reinsurers and coinsurers	-	220,910	-	220,910	220,910	-	232,496	-	232,496	232,496
Bonds and notes issued	-	7,772,669	-	7,772,669	7,754,833	-	14,494,540	-	14,494,540	14,135,489
Other liabilities	-	2,043,700	-	2,043,700	2,043,700	-	1,660,819	-	1,660,819	2,001,547

Total	-	108,223,391	-	108,223,391	104,759,876	-	98,632,583	-	98,632,583	95,658,620

Notes to the consolidated financial statements (continued)

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the expected losses of these loans. As of December 31, 2014 and 2013, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or having a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.8.	Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2014 and 2013, the assigned value of the financial assets under administration (in millions of Nuevos Soles) is as follows:

	2014	2013

Pension funds	36,416	32,376
Investments funds	7,488	15,537
Equity managed	17,388	13,413

Total	61,292	61,326

Notes to the consolidated financial statements (continued)

35.	Commitments and contingencies

Legal claim contingencies –

(i)	Madoff Trustee Litigation -

On September 22, 2011, the Trustee for the liquidations of Bermard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated state of Bermard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/.358.3 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited in Liquidation (hereafter “Fairfield”), a feeder fund that invested in BLMIS.

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

Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulted in a net loss in the funds that ASB managed on behalf of its clients for approximately US$78.0 million (equivalent to approximately S/.232.9 million) as of December, 2008.

(ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115.0 million (equivalent to approximately S/.343.4 million), reflecting ASB’s redemptions of certain investments in Fairfield, together with investment returns thereon. These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Litigation described above.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of the pending litigation in the British Virgin Island courts (BVI litigation) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield, was applied in the Fairfield v. ASB Adversary Proceeding, thereby indefinitely extending ASB’s time to answer or move until the stay is lifted. On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original complaint but adding additional allegations and causes of action. On April 16, 2014, the Privy Council of Great Britain delivered a judgment with respect to the pending BVI litigation, finding that Fairfield could not recover.

Notes to the consolidated financial statements (continued)

As of December 31, 2014, the Bankruptcy Court stay remains in effect, and ASB’s time to answer or move remains stayed indefinitely pending further order of the Bankruptcy Court.

Management believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

36.	Subsequent events
(a)	Merger between Edyficar and Mibanco -

On March 2, 2015, the merger between Edyficar and Mibanco took place; the transaction involve a spin-off from Edyficar and its subsequent merger into Mibanco. The spin-off resulted in a reduction of Edyficar’s assets, liabilities and net equity in an amount of S/.5,374.0 million, S/.4,322.3 million and S/.1,051.7 million, respectively. Assets that transferred from Edyficar to Mibanco included the ownership of Edyficar’s investment banking activities.

Note that this operation will have no impact on the consolidated financial statements of Credicorp because both companies are subsidiaries that are part of the consolidated financial statements.

(b)	Transfer of Credicorp Capital Perú to Credicorp Capital Holding Péru -

On February 3, 2015, Credicorp, through its subsidiary Grupo Crédito, has agreed to undertake a reorganization whereby it will transfer an equity block to Credicorp Capital Holding Perú S.A., a subsidiary of Credicorp Capital Ltd., with the aim of implementing a reorganization of Credicorp’s investments. The equity block is composed of the investment that Grupo Crédito held in Credicorp Capital Peru, whose net equity is approximately S/.511.3 million as of December 31, 2014. As a result, Grupo Crédito will reduce its share capital in approximately S/.491.7 million and its "unrealized results" in approximately S/.19.6 million. Credicorp Capital Holding Peru also will increase its share capital in about S/.491.7 million and its "unrealized results" in approximately S/.19.6 million. In this regard, it will issue 491,686,830 new shares with a nominal value of S/.1.00 each shareholder in favour of Credicorp Ltd (shareholder of Grupo Crédito).

Note that this operation will have no impact on the consolidated financial statements of Credicorp because both companies are subsidiaries that are part of the consolidated financial statements.

