Form 20-F
period 2015-12-31
CREDICORP LTD
filed 2016-04-29
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31st, 2015

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

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

CONTENT

2

ABBREVIATIONS

Abbreviations	Meaning
AFM	Administradora de Fondos Mutuos or Mutual Fund Administrators
AFP	Administradora de Fondo de Pensiones or Pension funds private administrators - Peru
AGF	Administradora General de Fondos or General Funds Management
ALCO	Asset and Liabilities Committee
ALICO	American Life Insurance Company
ALM	Asset and Liabilities Management Service
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia's Stock Market Self-regulator
ASB	Atlantic Security Bank
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority - Bolivia
ASHC	Atlantic Security Holding Corporation
ATM	Automated Teller Machine (cash machine)
ATPDEA	Andean Trade Promotion and Drug Eradication Act
AuC	Assets under Custody
AuMs	Assets under Management
BCB	Banco Central de Bolivia
BCI	Banco de Crédito e Inversiones
BCM	Business Continuity Management
BCP Bolivia	Banco de Crédito de Bolivia
BCP Consolidated	Banco de Crédito del Perú, Mibanco and BCP Bolivia. It is also called BCP
BCP Stand-alone	Banco de Crédito del Perú without including Mibanco and BCP Bolivia
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
BEX	Banca Exclusiva
Bladex	Banco Latinoamericano de Comercio Exterior
BLMIS	Bernard L. Madoff Investment Securities LLC
BOB	Peso Boliviano
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAF	Corporación Andina de Fomento or Andean Development Corporation
CARE	Cooperative for Assistance and Relief Everywhere
CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority
CMAC	Caja Municipal de Ahorro y Crédito or Municipal Savings Bank
COFIDE	Corporación Financiera de Desarrollo S.A. or Peruvian government-owned development bank
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CRAC	Caja Rural de Ahorro y Crédito or Rural Savings Bank
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.

Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa S.A.
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondos S.A.
Credicorp Capital Peru	Credicorp Capital Perú S.A.A., formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Creditítulos S.A.
CRM	Customer Relationship Management
CSI	Credicorp Capital Securities Inc. formerly Credicorp Securities Inc.
CTS	Severance indemnity Deposits
D&S	Disability and Survivorship
Edyficar	Empresa Financiera Edyficar S.A.
Edpyme	Empresas de Desarrollo de Pequeña y Microempresa or Small and Micro firm Development Institutions
EPS	Entidad Prestadora de Salud or Health Care Facility
ERM	Enterprise Risk Management
FATCA	Foreign Account Tax Compliance Act
FATF	Financial Action Task Force
FC	Foreign Currency
FCG	Financial Consolidated Group
FCPA	Foreign Corrupt Practices Act
FED	Federal Reserve System - US
FINRA	Financial Industry Regulatory Authority -US
FTA	Free Trade Agreement
FuMs	Funds under management
FX	Foreign exchange
GDP	Gross Domestic Product
IASB	International Accounting Standards Board
IBD	Introducing Broker Dealer
IBNR	Incurred but not reported
ICBC	Industrial and Commercial Bank of China
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
IGBVL	Índice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IGV	Impuesto General a las Ventas or Value Added Tax
IMF	International Monetary Fund
IM Trust	Inversiones IMT S.A.
IPSA	Índice Selectivo de Acciones or Selective Prive Index Shares - Chile
IRB	Internal Ratings-Based
IRS	Interest Rate Swap

KRI	Key Risk Indicators
LC	Local Currency
LIBOR	London InterBank Offered Rate
LTV	Loan to Value
M&A	Mergers and Acquisitions
MALI	Museo de Arte de Lima or Lima's Fine Arts Museum
MILA	Mercado Integrado Latinoamericano or Integrated Latin American Market -among Chile, Colombia and Peru
MMD	Middle-Market Division
MODASA	Motores Diesel Andinos S.A.
MRTA	Movimiento Revolucionario Tupac Amaru
NEP	Net Earned Premiuns
NIM	Net Interest Margin
NYSE	New York Stock Exchange
OFAC	Office of Foreign Assets Control Regulation Compliance
ONP	Oficina de Normalización Previsional or Public Pension System
OPA	Oferta Pública de Adquisición or Public Tender Offer
OTC	Over-the-counter
P&C	Property and casualty (P&C)
PZBA	Paredes, Zaldívar, Burga & Asociados S.C.R.L
RAM	Remuneración Asegurable Mensual or Monthly Insurable Remuneration
RB&WM	Retail Banking & Wealth Management Group
RIA	Registered Investment Advisor
ROAE	Return on Average Equity
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAM	Standardized Approach Method
SARs	Stock Appreciation Rights
SBS	Superintendencia de Banca, Seguros y AFP or Superintendency of Banks, Insurance and Pension Funds - Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Superintendency of Securities and Insurance
SIPC	Securities Investor Protection Corporation
SME	Small and medium enterprise
SME - Pyme	Small and medium enterprise – Pequeña y microempresa or Small and micro enterprise
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market - Peru
SOAT	Seguro obligatorio para accidentes de tránsito or Obligatory assurance for accidents of traffic
Solucion EAH	Solución Empresa Administradora Hipotecaria
SPP	Sistema Privado de Pensiones or Private Pension System
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria or Superintendence of Tributary Administration - Peru

6

SVS	Superintendencia de Valores y Seguros de Chile or Superintendence of Securities and Insurance from Chile
U.S. GAAP	United States Generally Accepted Accounting Principles
VaR	Value at Risk
VRAEM	Valley of Rivers, Apurimac, Ene and Mantaro
WBG	Wholesale Banking Group

PRESENTATION OF FINANCIAL INFORMATION

Credicorp Ltd. is a Bermuda limited liability company (and is referred to in this Annual Report as Credicorp, the Company, the Group, we, or us, and means either Credicorp as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in Peruvian Soles and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP).

We operate primarily through our four operating segments: banking, investment banking, insurance, and pension funds. See information about operating segments in “Item 4.-Information on the Company: (A) History and Development of the Company, and (B) Business Overview”.

Our five principal operating subsidiaries are: (i) Banco de Credito del Peru (which, together with its consolidated subsidiaries, is referred to as BCP consolidated or just BCP); (ii) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which, are referred to as ASB and ASHC, respectively); (iii) El Pacifico-Peruano Suiza Compañia de Seguros y Reaseguros (which together with its consolidated subsidiaries, is referred to as Grupo Pacifico); (iv) Prima AFP; and (v) Credicorp Capital (which consolidates the companies of our investment banking platform). As of and for the year ended December 31, 2015, BCP Stand-alone accounted for 87.6% of our total assets, 90.2% of our net income and 75.1% of our net equity. Unless otherwise specified, the individual financial information for BCP Stand-alone, ASB, Grupo Pacifico, Prima AFP and Credicorp Capital included in this Annual Report is presented in accordance with IFRS and before eliminations for consolidation purposes. See “Item 3. Key Information – 3.A Selected Financial Data” and “Item 4. Information on the Company - 4.A History and Development of the Company.” We refer to BCP Stand-alone, ASB, Grupo Pacifico, Prima AFP and Credicorp Capital as our main operating subsidiaries, and we refer to Grupo Credito and ASHC as our two main holding subsidiaries.

“Item 3. Key Information - 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2011, 2012, 2013, 2014 and 2015.

Unless otherwise specified or the context otherwise requires, references in this Form 20-F (also referred to as the Annual Report), to “S/”, “Sol”, “local currency” or “Soles” are to Peruvian Soles (each Sol is divided into 100 centimos (cents)), and to “$”, “US$,” “Dollars,” “foreign currency” or “U.S. Dollars” are to United States Dollars. It is important to note that in November 2015 the denomination of the local currency changed from Nuevo Sol to Sol.

In light of changes in the Peruvian economy and Credicorp’s operations in Peru, the Board of Directors of Credicorp Ltd. determined, in its session held on January 22, 2014, that from and after January 1, 2014 the Peruvian Sol would be the functional currency and the currency in which Credicorp’s financial statements would be presented. This decision was made in accordance with the International Financial Reporting Standards (IFRS), and specifically IAS 21, based on an analysis performed by Credicorp’s management, which revealed that the Sol has become since 2014 the most relevant currency for Credicorp’s subsidiaries in Peru, and specifically for Credicorp’s main subsidiary, Banco de Credito del Peru. This decision does not change the currency (U.S. Dollar) in which Credicorp’s the nominal value of its shares are denominated. In accordance with Credicorp’s Bye-laws, these values remain in U.S. Dollars, the currency in which Credicorp’s stock is listed on the New York Stock Exchange (NYSE) and on the Lima Stock Exchange (BVL by its Spanish initials). For this Annual Report, we have restated in Soles the financial information presented for years prior to 2014. The methodology used for the restatement is in accordance with the IFRS and specifically IAS 21 "The Effects of Changes in Foreign Exchange Rates". The methodology applied is explained in “Item 4. Information on the Company - 4.B Business overview - (13) Selected Statistical Information”.

Some of our subsidiaries as Atlantic Security Bank and Subsidiaries; Credicorp Capital Securities; and Credicorp Capital Asset Management (subsidiaries of Credicorp Capital Limited), maintain their operations and balances in U.S. Dollar and other currencies. As a result, this Annual Report contains certain U.S. Dollars and other currencies amounts translated into Soles. You should not construe any of these translations as representations that the U.S. Dollar amounts actually represent such equivalent Sol amounts or could be converted into Soles at the rate indicated as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from U.S. Dollar amounts at an exchange rate of S/3.411 = US$1.00, which is the December 31, 2015 exchange rate set by the Peruvian Superintendency of Banks, Insurance and Pension Funds (SBS by its Spanish initials). Translating amounts expressed in U.S. Dollars on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would have been obtained by translating U.S. Dollars on another specified date (at the prevailing exchange rate on that different specified date). See also “Item 3. Key Information – 3.A Selected Financial Data - Exchange Rates” for information regarding the average rates of exchange between the Sol and the U.S. Dollar for the periods specified therein. The Federal Reserve Bank of New York does not publish a noon buying rate for Soles. Our Bolivian subsidiary operates in Bolivianos, a currency whose value has been stable over recent years. Our Bolivian subsidiary’s financial statements are also presented in Soles for consolidation purposes. Our Colombian and Chilean subsidiaries, Credicorp Capital Colombia S.A. and Inversiones IMT S.A. (IM Trust), operate in Colombian Pesos and Chilean Pesos, respectively, and their financial statements are converted into Soles for consolidation purposes.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, which are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (or the Exchange Act). You can find many of these statements by looking for words such as “approximates”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “would”, “may”, or other similar expressions. These forward-looking statements are based on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance or events may be materially different from those in the forward-looking statements due to, without limitation:

•	General economic conditions, including in particular economic conditions in Peru;

•	Performance of financial markets, including emerging markets;

•	The frequency and severity of insured loss events;

•	Interest rate levels;

•	Currency exchange rates, including the Sol/U.S. Dollar exchange rate;

•	Increasing levels of competition in Peru and other emerging markets;

•	Changes in laws and regulations;

•	Changes in the policies of central banks and/or foreign governments;

•	General competitive factors, in each case on a global, regional and/or national basis;

•	Effectiveness of our risk management policies; and

•	Losses associated with counterparty exposures.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3. A     Selected financial data

The following table presents a summary of our consolidated financial information at the dates and for the periods indicated. This selected financial data is presented in Soles. You should read this information in conjunction with, and qualify this information in its entirety by reference to, the Consolidated Financial Statements, which are also presented in Soles.

The summary of our consolidated financial data as of, and for the years ended, December 31, 2011, 2012, 2013, and 2014 was derived from the Consolidated Financial Statements audited by Paredes, Zaldívar, Burga & Asociados S.C.R.L, member of EY Global, independent registered public accountants. The consolidated financial data as of, and for the year ended, December 31, 2015 was derived from the Consolidated Financial Statements audited by Gaveglio Aparicio & Asociados S.C.R.L, member of PricewaterhouseCoopers International Limited, independent registered public accountants.

The report of Gaveglio Aparicio & Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2015 and for the year ended December 31, 2015, and the report of Paredes, Zaldívar, Burga & Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2014 and for the years ended December 31, 2013 and 2014 appear elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(Soles in thousands, except percentages, ratios, and per common share data)					U.S. Dollars in thousands (1)
INCOME STATEMENT DATA:
IFRS:
Interest income	5,052,020	6,091,575	7,086,470	8,600,866	10,022,944	3,130,292
Interest expense	-1,461,370	-1,828,827	-2,116,573	-2,191,062	-2,558,050	-798,911
Net Interest income	3,590,650	4,262,748	4,969,897	6,409,804	7,464,894	2,331,381
Provision for loan losses (2)	-590,755	-996,194	-1,230,371	-1,715,809	-1,880,898	-587,428
Net interest income after provision for loan losses	2,999,895	3,266,554	3,739,526	4,693,995	5,583,996	1,743,953
Banking services fees	1,670,963	1,944,242	2,259,927	2,521,829	2,866,823	895,345
Net gains from sales of securities	170,238	267,000	96,228	220,737	248,723	77,679
Net gains on foreign exchange transactions	380,715	467,912	534,442	453,405	773,798	241,667
Net earned premiums	1,579,091	1,856,666	2,142,777	2,189,666	1,733,978	541,543
Other income	83,498	276,763	441,193	639,572	330,074	103,086
Claims on insurance activities	-1,038,461	-1,227,204	-1,460,461	-1,426,733	-1,031,659	-322,200
Operating expenses	-3,381,685	-4,255,648	-5,111,490	-6,075,096	-6,191,704	-1,933,747
Income before exchange difference and income tax	2,464,254	2,596,285	2,642,142	3,217,375	4,314,029	1,347,326
Exchange difference	104,135	197,949	-309,422	172,095	46,563	14,542
Income tax	-578,687	-663,309	-775,177	-968,224	-1,197,207	-373,903
Net income	1,989,702	2,130,925	1,557,543	2,421,246	3,163,385	987,965
Attributable to:
Credicorp’s equity holders	1,949,792	2,079,647	1,538,307	2,387,852	3,092,303	965,765
Non-controlling interest	39,910	51,278	19,236	33,394	71,082	22,200
Number of shares as adjusted to reflect changes in capital
Net income per common share attributable to Credicorp’s equity holders (3)	24.55	26.18	19.35	30.04	38.91	12.15
Diluted net income per share	24.48	26.11	19.31	29.27	38.84	12.13
Cash dividends declared per common share(4)	6.2	6.63	5.31	5.29	8.19	2.32
BALANCE SHEET DATA:
IFRS:
Total assets	82,806,014	104,032,659	114,094,220	134,834,372	155,480,217	45,582,004
Total loans (5)	47,023,473	54,752,692	64,361,927	79,509,360	90,328,499	26,481,530
Allowance for loan losses (2)	-1,504,869	-1,898,496	-2,385,958	-3,102,096	-4,032,218	-1,182,122
Total deposits(6)	50,264,221	61,110,630	68,182,519	76,783,964	88,307,962	25,889,171
Equity attributable to Credicorp’s equity holders	9,155,075	10,628,321	11,831,511	13,979,455	16,128,016	4,728,237
Non-controlling interest	180,203	503,283	511,594	646,570	599,554	175,771
Total equity	9,335,278	11,131,604	12,343,105	14,626,025	16,727,570	4,904,008

	Year ended December 31,
	2011	2012	2013	2014	2015
	(Soles in thousands, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin – NIM (7)	4.93%	5.02%	5.01%	5.66%	5.61%
Return on average total assets - ROAA(8)	2.40%	2.23%	1.41%	1.92%	2.13%
Return on average equity -ROAE (9)	22.64%	21.03%	13.70%	18.50%	20.50%
Operating expenses as a percentage of net interest and non-interest income (10)	44.59%	46.93%	46.45%	46.06%	42.11%
Operating expenses as a percentage of average assets (11)	3.97%	4.30%	4.25%	4.32%	3.77%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	11.06%	10.22%	10.37%	10.37%	10.37%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (12)	14.92%	15.16%	15.05%	14.99%	15.95%
Total internal overdue loan amounts as a percentage of total loans (13)	1.49%	1.73%	2.23%	2.53%	2.56%
Allowance for direct loan losses as a percentage of total loans	2.98%	3.26%	3.52%	3.76%	4.25%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (14)	2.64%	2.86%	3.08%	3.20%	3.69%
Allowance for direct loan losses as a percentage of total internal overdue loans (15)	200.62%	187.69%	157.50%	148.65%	166.16%
Allowance for direct loan losses as a percentage of substandard loans (16)	110.93%	110.45%	102.44%	99.22%	105.35%

(1)	The exchange rate used was 3.411 for balance sheet and 3.20192 for Profit and Losses.
(2)	Provision for loan losses and allowance for loan losses include provisions and reserves with respect to total loans and off-balance sheet items such as letters of credit and stand-by letters. The figure is net of write-off and recoveries.
(3)	As of December 31, 2015, we had 94.4 million common shares issued and outstanding. Of this amount, 14.9 million were held by ASHC, BCP and Grupo Pacifico, and are therefore considered treasury shares. The per-common-share data given considers net outstanding shares (total outstanding common shares net of shares held by BCP, ASHC and Grupo Pacifico) of 79.5 million. See Notes 18 and 29 to the Consolidated Financial Statements.
(4)	Dividends declared per share are in both the currency of the financial statements and the host country currency, the formula used is the Dividends declared by the number of shares outstanding between the exchange rate of SBS statement to date.
(5)	Total loans refer to direct loans plus accrued interest minus unearned interest. In our Consolidated Financial Statements, “loans, net of unearned income” refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in note (2), that amounted to S/10,050.7 million, S/11,526.3 million, S/13,036.7 million, S/17,319.5 million and S/19,004.7 million, as of December 31, 2011, 2012, 2013, 2014, and 2015, respectively. See Note 21 to the Consolidated Financial Statements.
(6)	Accrued interests are not included in Total deposits.
(7)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a monthly basis.
(8)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(9)	Net income as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances, and calculated on a monthly basis.
(10)	Sum of the salaries and employee´s benefits, administrative expenses, depreciation and amortization, acquisition cost, all as percentage of the sum of net interest income, fee income, net gain on foreign exchange transactions, net gain from associates, net earned premiums, gross margin from medical services. Acquisition cost includes net fees, underwriting expenses and underwriting income.
(11)	Sum of the salaries and employee´s benefits, administrative expenses, depreciation and amortization, acquisition cost, all as percentage of average assets.
(12)	Regulatory capital calculated in accordance with guidelines by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (or the BIS II Accord) as adopted by the SBS. See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources - (1) Capital Adequacy Requirements for Credicorp.”
(13)	Depending on the type of loan, BCP considers internal overdue loans for corporate, large business and medium business loans after 15 days; for overdrafts, small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. ASB considers internal overdue loans all overdue loans except for consumer loans, which are considered internal overdue loans when the scheduled principal and/or interest payments are overdue for more than 90 days.
(14)	Other off-balance-sheet items primarily consist of stand-by letters and letters of credit. See Note 21 to the Consolidated Financial Statements.
(15)	Allowance for direct loan losses, as a percentage of all internal overdue loans and under legal collection loans, with no reduction for collateral securing such loans.
(16)	Allowance for direct loan losses as a percentage of loans classified in categories C, D and E. See “Item 4. Information on the Company - 4.B Business Overview - (13) Selected Statistical Information - 13.3 Loan Portfolio - 13.3.7 Classification of the Loan Portfolio.”

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period rates for the sale of Soles for U.S. Dollars for the periods indicated

Year ended December 31,	High (1)	Low (1)	Average (2)	Period-end (3)
	(Nominal Soles per U.S. Dollar)
2011	2.827	2.696	2.753	2.696
2012	2.711	2.552	2.634	2.552
2013	2.809	2.576	2.723	2.797
2014	2.997	2.754	2.839	2.980
2015	3.483	2.971	3.185	3.414

Source: Bloomberg

(1)	Highest and lowest of the 12 month-end exchange rates for each year based on the offered rate.
(2)	Average of month-end exchange rates based on the offered rate.
(3)	End-of-period exchange rates based on the offered rate.

The following table sets forth the high and low rates for the sale of Soles for U.S. Dollars for the indicated months.

	High (1)	Low (1)
	(Nominal Soles per U.S. Dollar)
2015
July	3.194	3.170
August	3.312	3.191
September	3.260	3.183
October	3.291	3.210
November	3.388	3.277
December	3.4825	3.414
2016
January	3.473	3.413
February	3.545	3.470
March	3.518	3.302
April (through April 21)	3.414	3.240

Source: Bloomberg

(1)	Highest and lowest of the daily closing exchange rates for each month based on the offered rate.

The average of the bid and offered free market exchange rates published by the SBS for April 21, 2016 was S/3.254 per US$1.00.

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

(1)    Our geographic location exposes us to risk related to Peruvian political, social and economic conditions

Most operations of BCP, Grupo Pacifico, Prima AFP, and a significant part of Credicorp Capital’s operations are located in Peru. In addition, while ASB is based outside of Peru, most of its customers are located in Peru. Therefore, our results are affected by economic activity in Peru. Changes in economic conditions, both international and domestic, or government policies can alter the financial health and normal development of our business. The changes may include, but are not limited to, high inflation, currency depreciation, confiscation of private property and financial regulation. Similarly, terrorist activity, political and social unrest as well as possible natural disasters (i.e. earthquakes, flooding, etc.) can adversely impact our operations.

Peru has a long history of political instability that includes military coups and a succession of regimes that featured heavy government intervention in the economy. In 1990, Alberto Fujimori took office as president in the middle of hyperinflation (7,649.7% in 1990) and insecurity due to terrorist activities. Market-based reforms and the gradual success of the authorities in capturing terrorist leaders allowed the country to stabilize, and by 1995 Fujimori was re-elected. The administration was accused of authoritarian behavior, especially after closing Congress in 1992 and crafting a new constitution. The administration also faced several corruption charges. Shortly after starting a controversial third term, Fujimori resigned the presidency and a transitional government led by Valentin Paniagua called for elections to be held in April 2001. After spending several years in Japan, Fujimori was brought back to Peru and was sentenced in 2009 to 25 years in prison for human rights violations. The governments that have been elected since 2001 are those of Alejandro Toledo, from 2001 to 2006; Alan García, from 2006 to 2011; and Ollanta Humala, whose current term began in 2011 and ends in July 2016. These administrations, despite different policy priorities, have been characterized by political fractionalization (more than ten different political organizations have nominated candidates for president in each of the three elections since 2001), low popularity (usually around 20% - 30% approval ratings) and mostly cordial relationships with neighboring countries.

Humala’s Presential period ends in July 28, 2016, hence the first round of Presidential Elections were held on April 10, 2016 and two candidates, Ms. Keiko Fujimori and Mr. Pablo Kuczynski, have passed to the second round that is expected to be held on June 5, 2016, because none of them obtained the more than 50% of the total valid votes.

During the last 15 years, Peru has experienced a period of relative economic and political stability, especially compared to the period between 1980 and 2000. This stability has been reflected in Peru’s compounded annual growth rate of 5.7% (2001-2015); three consecutive democratic transitions; a relatively consistent free-market approach to economic policy; and growth in GDP per capita, which reached US$5,638 in 2015 (equivalent to S/ 19,231 at an exchange rate of S/ 3.411), according to the International Monetary Fund (IMF). Nevertheless, political risk is present in any presidential election because it is possible that a radical candidate with more interventionist economic policies could prevail. Current president Ollanta Humala was elected in 2011 on a far-left policy platform, which was cast aside after he assumed office, and there is a sizeable portion of the electorate still demanding an economy that is more reliant on public spending. Therefore, the risk of political and economic change should be carefully considered.

Peru also has a history of domestic terrorism. Between the late 1970s and the early 1990s, both Shining Path (Sendero Luminoso) and MRTA (by its Spanish initials, Movimiento Revolucionario Túpac Amaru) conducted a series of terrorist attacks that caused thousands of casualties and affected normal political, economic and social activities in many parts of the country, including Lima, the capital. In 1992, the leader of Shining Path, Abimael Guzmán, was captured and later sentenced to life in prison (a new trial affirmed the sentence in 2006). Most other members of Shining Path, as well as MRTA, were also captured and sentenced to prison terms by the end of the 1990s. However, in late 1996 a group of MRTA members stormed the residence of Japan’s Ambassador to Peru and held a group of politicians, diplomats and public figures hostage for approximately four months. In April 1997, a military operation put an end to the hostage situation: all 14 terrorists died in the confrontation while all but one hostage survived. Since then, and for the following 19 years, terrorist activity in Peru has been mostly confined to small-scale operations in the Huallaga Valley and the VRAEM (Valleys of Rivers Apurimac, Ene and Mantaro) areas, both in the Eastern part of the country. In 2012, the Peruvian government captured Florindo Flores, one of the last remaining leaders of Shining Path and thus gravely weakened the organization’s activities in the Huallaga Valley.

Despite these efforts, terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. The Huallaga Valley and VRAEM constitute the largest areas of coca cultivation in the country and thus serve as a hub for the illegal drug trade. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy, representing approximately 55% of the country’s exports, while oil and gas represent 7% according to the Peruvian Central Bank (BCRP by its Spanish initials). On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold project in the northern region of Cajamarca. The launch of Conga, which involved investments of approximately US$4.5 billion, failed as a result of the protests. The government commissioned an Environmental Impact Study developed by international experts which introduced recommendations for the project.

The mining and oil and gas sectors represent approximately 10% and 2% of Peru’s GDP, respectively and they attract significant foreign and local private investment. Therefore, further delays or cancellations of mining projects could reduce economic growth and business confidence, thereby hurting the financial system both directly (many mining projects are at least partially financed by local financial institutions) and indirectly (overall economic activity could decelerate).

(2)    Foreign exchange fluctuations and exchange controls may adversely affect our financial condition and results of operations

Since January 1, 2014, the functional currency of our financial statements has been the Sol; however, Credicorp’s subsidiaries generate revenues in Soles, U.S. Dollars, Bolivian Pesos, Colombian Pesos, and Chilean Pesos. BCP, BCP Bolivia, ASB, Credicorp Capital Colombia and IM Trust are particularly exposed to foreign exchange fluctuations. As a result, the fluctuation of our functional currency against other currencies could have an adverse impact on our results. In addition, any exchange controls implemented in the countries in which we operate may adversely affect our financial condition and results of operations.

The Peruvian government does not impose restrictions on a company’s ability to transfer Soles, U.S. Dollars or other currencies from Peru to other countries, nor to convert Peruvian currency into other currencies. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. See “Item 10. Additional Information- 10.D Exchange Controls”.

Peru’s foreign reserves currently compare favorably with those of many other Latin American countries. However, a reduction in the level of foreign reserves would impact the country’s ability to meet its foreign currency-denominated obligations. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to currency depreciation or a volatility of short-term capital inflows.

In our banking business, mainly the business we conduct through BCP, we also face foreign exchange risk on credit that we extend. To address this risk, BCP’s Foreign Exchange Credit Risk Management identifies borrowers that may not meet their debt obligations due to currency mismatches by applying sensitivity analyses of the credit rating of companies and the debt-service capacity of individuals. Then, we classify borrowers according to their level of foreign exchange credit risk exposure. We closely monitor these clients and, on an ongoing basis, we revise our risk policies to underwrite loans as well as to manage our portfolio of foreign currency denominated loans; however, these policies may not sufficiently address our foreign exchange risk, resulting in adverse effects on our financial condition and results of operation.

We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching their volumes and maturities. Nevertheless, a sudden and significant depreciation of the Sol could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk - (9) Foreign Exchange Risk”.

(3)    It may be difficult to serve process on or enforce judgments against us or our principals residing outside of the United States

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

(4)    Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP, Grupo Pacifico, ASB, Prima AFP and Credicorp Capital. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, despite the minimun capital requirements, there are, there are no restrictions on the ability of BCP, Grupo Pacifico, ASB, Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

In addition, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (e.g. ASB, BCP Bolivia, IM Trust, and Credicorp Capital Colombia) is exposed to the impact of the depreciation of the dividend’s currency against Credicorp’s functional currency. This would have a negative impact on our ability to pay dividends to shareholders.

(5)    Regulatory changes to sectors in which we operate could impact our earnings and adversely affect our operating performance

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

The Superintendency of the Securities Market (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises some of our subsidiaries such as BCP, Credicorp Capital Sociedad Agente de Bolsa (Credicorp Capital Bolsa) and Credicorp Capital Sociedad Administradora de Fondos (Credicorp Capital Fondos).

In Colombia, we are subject to supervision and regulation through the Superintendency of Securities and Insurance (SFC - Superintendencia Financiera de Colombia) and the Colombia´s Stock Market Self-regulator (AMV - Autorregulador del Mercado de Valores de Colombia). In Chile, we are subject to supervision and regulation through the Superintendency of Securities and Insurance from Chile (SVS - Superintendencia de Valores y Seguros). See “Item 4. Information on the Company — 4.B Business Overview — (12) Supervision and Regulation — 12.5 Credicorp Capital”.

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

On February 15, 2011, the Peruvian government enacted Law No. 29663. On July 21, 2011, Law No. 29663 was amended by Law No. 29757. These laws partially modified the country’s income tax regime by subjecting to taxation in Peru capital gains derived from certain types of indirect transfers of shares and by expanding the type of income that will qualify as Peruvian-source income. Under the 2011 laws, any transfer of shares of a non-resident entity will be subject to taxation in Peru (30% or 5%) if at any point during the 12 prior months to such transfer:

•	50% or more of the fair market value of the transferred foreign shares is derived from shares or participation rights representing the equity capital of one or more Peruvian entities. There is a rebuttable presumption that the threshold is met if the non-resident entity is a resident in a tax heaven; and/or

•	The transferred shares represent at least 10% or more of the equity capital of the non-resident entity.

At the same time, the following two new obligations were imposed on Peruvian domiciled companies, which have certain “economic relationships” with non-Peruvian persons:

•	Reporting to the Peruvian Tax Administration (SUNAT by its Spanish initials) transfers of its shares or transfers of the shares of the non-Peruvian domiciled company that is the owner of its shares; and

•	Each Peruvian domiciled company is jointly liable for the income tax not paid by a non-Peruvian domiciled transferor that is directly or indirectly linked to the domiciled company (whether by means of control, management or equity participation) in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

Supreme Decree N° 275-2013-EF enacted by the Peruvian Government on November 7, 2013, defined these certain “economic relationships”. A Peruvian domiciled company is considered to be economically related to a non-Peruvian domiciled transferor, if, at any time during the 12-month period prior to the transfer, one of the following circumstances occurs:

•	The non-Peruvian domiciled transferor owns more than 10% of the equity of the Peruvian domiciled company, directly or indirectly.

•	More than 10% of the equity of the Peruvian domiciled company and the non-Peruvian domiciled transferor are owned by the same shareholders.

•	The Peruvian domiciled company and the non-Peruvian domiciled transferor have one or more common directors, managers or administrators that have the power to decide financial, operational and commercial matters.

•	The Peruvian domiciled company and the non-Peruvian domiciled transferor consolidate their financial statements.

•	The non-Peruvian domiciled transferor has dominant influence over the decisions of the administrative bodies of the Peruvian domiciled company or vice versa.

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

The Colombian statutory income Tax rate is 25%. As of January 1, 2013 is applicable income tax for equity-CREE with a rate of 9% in the first three years and 8% in the following years. In addition, the rate of income tax payable in Colombia amounted to 34%. Since 2015, the 9% CREE rate will be permanent; leaving aside the 8% reduction would be effective from fiscal 2016. In addition, a surcharge of CREE is created, equivalent to excess of 5% for any amount exceeding US$336,000, which shall be 6% in 2016, 8% in 2017 and 9% in 2018.

Insurance

Our insurance business is carried out by Pacifico Seguros Generales and Pacifico Vida which together are part of Grupo Pacifico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacifico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacifico is unable to predict whether and to what extent new laws and regulations that would affect its business will be adopted in the future, although there is a real possibility that the pension and annuities businesses could be affected by regulatory changes during 2016.

On April 14, 2016 the Congress approved the law that modifies some aspects of the current Pension Fund system’s framework and it was promulgated on April 21, 2016. This new law might have a negative effect on part of Pacifico’s annuities business, which is composed of Retirement and Disability & survivorship business lines. The Retirement annuities is the only business line that may be affected by this change in regulation. This business represents approximately 0.8% of Pacifico’s total gross premiums earned at the end of 2015. For further detail, see “Item 3.Key Information - 3. D Risk Factors - (5)    Regulatory changes to sectors in which we operate could impact our earnings and adversely affect our operating performance - Pension fund”.

Grupo Pacifico is also unable to predict the timing of any such adoption and the effects any new laws or regulations would have on its operations, profitability and financial condition. However, in years to come we still expect Peru to adopt new legislation, similar to the measure enacted by the European Union through Solvency II, which sought to further reduce the insolvency risk faced by insurance companies through improving the regulation regarding the amount of capital that insurance companies in the European Union must hold.

Our operating performance and financial condition depend on Grupo Pacifico’s ability to underwrite and set premium rates accurately across a full spectrum of risks. Grupo Pacifico must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses in order to be profitable.

To price premium rates accurately, Grupo Pacifico must:

•	collect and analyze a substantial volume of data;

•	provide sufficient resources to its technical units;

•	develop, test and apply appropriate rating formulae;

•	closely monitor changes in trends in a timely fashion; and

•	predict both severity and frequency with reasonable accuracy.

If Grupo Pacifico fails to assess accurately the risks that it assumes or does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a material adverse effect on its operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing life insurance reserves and property and casualty (P&C) loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacifico ultimately expects to pay out on claims and the related costs of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others, in the case of life insurance reserves: changes in mortality/longevity rates, interest rates, persistency rates and regulation; and in the case of P&C loss reserves: changes in medical costs, repair costs and regulation. Any negative effect on Grupo Pacifico could have a material adverse effect on our results of operations and financial condition.

Pension fund

Even though private pension fund managers have always been closely regulated by the SBS, in 2012, the Peruvian Government adopted the Law to Reform the Private Pension System (SPP by its Spanish initials). The reform aimed to achieve increased competition and efficiency and to reduce administration costs in the SPP. The law sets forth a new process by which individuals, which are referred to as “affiliates”, may become beneficiaries affiliated with the SPP. The Law to Reform the SPP will be implemented in phases. See “Item 4. Information on the Company – 4.B. Business Overview – (12) Supervision and Regulation – 12.7 Prima AFP”.

The relevant changes that are contemplated in this law are:

•	A tender for affiliates, which allows funds to bid for new affiliates, will be held every 24 months; bid awards will be made to the AFP that offers the lowest administration fees. In this context, new affiliates to the SPP will be required to affiliate with the AFP that obtains the bid award and must remain with this fund manager for 24 months.

•	In the tender, new affiliates are able to obtain insurance for survivors, disability and burial costs in a single package from all funds in the SPP via a collective policy. Insurance rights are awarded to the insurance company that presents the best economic proposal.

•	With respect to new affiliates, the funds in the SPP charge affiliates using a mixed commission method. This commission is calculated based on monthly remuneration plus a commission based on new contributions to the fund and the fund’s returns. Affiliates that were already in the system can choose to pay fees based on this new system or based on the prior commission system established by SBS.

•	A Zero Fund or a Capital Protection Fund was created and began operation in April 2016; this fund offers affiliates stable growth and very low volatility. Its objective is to ensure that affiliates over the age of 65 are in a fund that is able to maintain a relatively stable value.

•	For IFRS purposes, the funds in the SPP record a provision for fee income from new contributions according to IAS 18. This requires certain income be deferred to cover a future scenario in which some affiliates may stop paying commissions to the funds but will, nonetheless, continue to receive administrative services from the funds (this is the case of non-contributors and pensioners). The amount of this deferral is calculated by applying a discount (present value) to the figure forecasted for expenses related to the administrative services to be provided to the aforementioned individuals.

In December 2012, the first tender process was held to determine who would manage the accounts of new affiliates for a two year period. A new participant in the SPP won, and started operations on June 1, 2013. In December 2014, the second tender process was held. Given the requirements to participate in the process, Prima AFP decided not to bid, and instead decided to focus on maintaining customer service levels and the value proposition that the company offers its affiliates. The next tender process is expected to be held in December 2016 but it depends on the SBS definition.

In December 2015 Congress passed a draft law that modifies some aspects of the current Pension Fund system’s framework. This law was observed by the President in January 2016. On April 14, 2016 the Congress approved the law and it was promulgated on April 21, 2016. Among the most material changes, the law allows affiliates to withdraw up to 95.5% of its pension funds when reaching the age of 65 (retirement age), to use up to 25% of its fund as a guarantee for the initial payment on the purchase of a first home and allows the early retirement of 50% of the fund for affiliates that have a terminal illness. Also, it extends the Special Regime of Early Retirement (REJA) until December 31st 2018, for affiliates who are unemployed for at least 12 months and apply for men and women, with at least 55 years old and 50 years old, respectively.

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

(7)    Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions

BCP Bolivia, Credicorp Capital Colombia and IM Trust expose us to risk related to Bolivian, Colombian and Chilean political and economic conditions, respectively. Most economies in Latin America and the Caribbean experienced low economic growth in 2015, due to: (i) weak global demand, (ii) a fall in export prices, and (iii) sluggish investment. Significant changes to Bolivian, Colombian and Chilean political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Bolivia

Most of the operations and customers of BCP Bolivia, BCP’s commercial bank in Bolivia, are located in that country. Accordingly, our results of operations and financial condition depend on Bolivia’s economic activity and political environment.

In October 2014, Evo Morales was reelected as president of Bolivia for a period of five years. During this third term, the government is expected to continue the economic policies and reforms of the first two presidential terms of Mr. Morales, which concentrated on redistribution programs through different bonus schemes, on deepening the industrialization of strategic economic sectors and on closing Bolivia’s infrastructure gap. Given the government’s high dependence on income from exports of natural gas to Brazil and Argentina, declines in the price of the gas exported (which is linked to the price of oil) could strain government finances and reduce its ability to continue the high levels of public spending of the last several years.

In February 2016 the government calls a referendum to ask if the people would agree with the nomination of President Evo Morales for a third term. The answer was that 51,27% of the population disagreed with the query; therefore the Movimiento al Socialismo, (which is the Mr. Morales political party) will seek a new presidential candidate for the next election.

During 2015, Bolivia’s macroeconomic indicators continued the positive trend observed over the last several years. However, the fall in the prices of Bolivia´s main exports caused some of these indicators to deteriorate in 2015 versus 2014. In 2015: (i) GDP grew 4.8%, still one of the highest growth rates in South America but below the 5.5% recorded in 2014; (ii) inflation remained stable at 2.9%, below the Central Bank´s target of 5.5% and the 2014 inflation rate of 5.2%; and (iii) after continuous growth over the last several years, international reserves declined 13.7% in 2015 mainly due to lower exports. As of December 2015, international reserves represented 39% of GDP. Further declines in the prices of commodities, primarily oil and minerals, could put additional pressure on Bolivia´s fiscal balance, international reserves and GDP growth. Additionally, the financial services law (Ley de Servicios Financieros N° 393), which was enacted in 2013, established lending quotas and caps on interest rates that could negatively impact interest margins on banks and reduce their ability to generate enough capital to maintain the growth rates in their lending portfolios experienced during the last several years.

Colombia

The adjustment of the Colombian economy to lower oil prices has continued to be orderly so far. The GDP expanded 3.1% in 2015 mainly as a result of a still strong labor market and a solid public spending due to regional elections (October 2015), available royalties, and housing programs. All this allowed consumption to continue showing a relatively healthy growth last year. Likewise, the strong execution of civil works by the government contributed to maintain investment in positive ground. Accordingly, while the Colombian economy decelerated against 2014 (4.4%), it posted the second highest growth rate among main Latam countries and so, outperformed the region in 2015 (-0.3%). Importantly, the Colombian Peso depreciated by 25.2% last year following the sharp fall in crude prices and its impact on the trade balance and fiscal accounts. Finally, it is worth to mention that the statutory income tax rate for corporates went from 34% to 39% in 2015 as a result of the 2014 tax reform (40% in 2016). Likewise, a maximum rate of corporate wealth tax (i.e. the rate charged to firms with equity over COP 5 bn) was set at 1.15% in 2015. A new tax reform is expected this year.

Chile

Influenced by both external and domestic factors, the Chilean economy has posted a strong slowdown during the last two years, growing 2.1% in 2015, similar to 2014 (1.9%). This cycle began with a sharp decline in investment while private consumption has also been negatively affected more recently by the worse economic outlook. The main surprise in 2015 was the fall observed in exports despite the sharp Chilean pesos depreciation. A slow reallocation process of productive resources, the low growth of trading partners, and the sharp depreciation of their currencies, are the main factors behind this unexpected decline in real exports. On the supply side, the services sector boosted activity in 2015, clearly influenced by higher fiscal spending. Importantly, the statutory income tax rate for corporates went from 21% to 22.5% in 2015 as a result of the 2014 tax reform (24% in 2016).

(8)    Our trading activities expose us to volatility in market prices, declines in market liquidity or fluctuations in foreign currency exchange rates, which may result in losses that could have a material adverse effect on our business, financial condition and results of operations

The securities and derivative financial instruments in our trading portfolio may cause us to record gains or losses, when sold or marked to market, and may fluctuate considerably from period to period due to numerous factors that are beyond our control, including foreign currency exchange rates, interest rate levels, the credit risk of our counterparties and general market volatility. These losses from trading activities could have a material adverse effect on our business, financial condition and results of operations. In this sense, risk is inherent in the Group’s trading activities but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Group’s continuing profitability.

(9)    Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition

We are exposed to natural disasters in Peru, such as earthquakes, floods and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to El Nino Phenomenon, which provokes floods and mudslides in the north and central Andean regions. The 1997-1998 El Nino, due to its very strong intensity, destroyed crops and infrastructure equivalent to 2.2% of GDP. During 2015, the National Oceanic and Atmospheric Administration (NOAA) alerted a very strong El Nino would be registered in the Central Pacific. Yet, event developed with a moderate intensity in Peru and had a limited impact in infrastructure and economic activity.

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

Our subsidiary Grupo Pacifico is further exposed to risks associated with natural disasters in Peru as an insurance business. To protect Grupo Pacifico’s solvency and liquidity, our insurance business historically has obtained reinsurance for a substantial portion of its earthquake-related risks through automatic quota share and excess loss treaties; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters. Our estimated current maximum catastrophic exposure, net of reinsurance, excluding reinstallments is S/7.0 million.

(10)    We operate in a competitive banking environment that may limit our potential to grow, particularly in the medium term as more foreign banks establish or expand operations in Peru

BCP has experienced increased competition, including increased pressure on margins. This is primarily a result of the following:

•	Highly liquid commercial banks in the market;

•	Local and foreign investment banks with substantial capital, technology, and marketing resources; and

•	Local pension funds that lend to BCP’s corporate customers through participation in those customers’ securities issuances.

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

As a result of Peru’s strong economic growth, which has outpaced growth by nearby countries, several banks have sought and obtained authorization to open representative offices in Peru. Itaú Unibanco, Banco Latinoamericano de Comercio Exterior (Bladex), Morgan Stanley Bank and Bank of Tokyo Mitsubishi UFJ (BTMU) are among those banks receiving authorization. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This will eventually put downward pressure on interest rates. Any negative impact on BCP as a result of increased competition could have a material adverse effect on our results of operations and financial condition.

(11)    Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries and developments in international financial markets can affect Peru’s economic growth. The country’s exports are highly concentrated in the mining industry, with taxes levied on the sector representing approximately 2% of the Peruvian government’s total revenues. In addition, gold and copper exports represent 43% of all shipments. Therefore, Peruvian trade responds significantly to fluctuations in metal prices, especially gold and copper. Gold and copper prices fell 36.6% and 41.7%, respectively between December 2012 and December 2015, turning a US$6.3 billion trade surplus in 2012 into a US$3.2 billion trade deficit in 2015.

In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from the United States and China. A more pronounced economic slowdown in China over the next few years poses a risk to Peruvian growth as it may hurt exports and foreign direct investment. Lower growth in Latin America can also hurt the Peruvian economy and our business, especially in the cases of Chile, Colombia and Panama, where we have operations, as well as Brazil and Mexico, which have a broad impact throughout the region because of their size.

Finally, financial conditions in global markets also affect the economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary tightening in developed economies, particularly on the part of the Federal Reserve System in the United States, could affect economic activity in Peru to the degree that it strengthens the dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, since the Peruvian economy has still some level of dollarization (30.5% of loans and 45.2% of deposits as of December 2015), potential balance-sheet effects should also be contemplated since a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but have earned their income in local currency.

However, the BCRP has taken steps to foster de-dollarization and thus reduce this vulnerability by:

•	providing liquidity in local currency to financial institutions for an amount up to 10% of such institution’s legal reserve requirements in foreign currency;

•	providing foreign currency to financial institutions at spot prices in order to finance the re-denomination of their foreign currency loans;

•	imposing additional foreign currency reserve requirements on financial institutions whose balance of total loans (excluding loans for foreign trade operations) at June 2015 were above 95% of the balance recorded in September 2013 or 90% of the same balance in December 2015; and

•	imposing additional foreign currency reserve requirements on financial institutions whose balance of car loans and mortgage loans at June 2015 were above 90% of the balance in February 2013 and 85% of such balance in December 2015.

In November 2015 the Central Bank expanded its credit de-dollarization program, adjusting the present limits used to calculate the rate of the additional reserve requirements based on the reduction of a bank’s foreign currency exposures, effective as of December 2016. The current minimum reduction is 20% of the banks’ total exposure as of September 2013, while in the case of car and mortgage loans, the minimum reduction required by December 2016 is 30% of the February 2013 exposures. Thereafter, the reduction for car loans and mortgage loans will increase by 10 percentage points at the end of each year.

(12)    A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

We have defined and implemented governance with specific roles for risk and control assessment, monitoring and awareness programs, security initiatives, business objectives, corporate alignment and regulatory compliance with banking, credit card, insurance and pension fund industry requirements in Peru, Bolivia, Chile, Colombia, Panama, the Cayman Islands and the United States of America.

Although we have a strong IT infrastructure and high-skilled professionals managing IT operations, our risk exposure could be significant. We are still vulnerable to failure of our operational systems. This could temporarily interrupt our business, increasing our costs and causing losses. Temporary interruptions or failures in hardware and software that support our business and customers’ transactions could result in regulatory fines, penalties, and reputational loss.

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

(14) Reinsurance is an important tool in risk management of any primary insurance company and as such, it allows achieving a level of risk diversification that in turns helps to reduce losses. But, we face the possibility that the reinsurance company will be unable to honor its contractual obligations.

Credicorp assumes reinsurance risk in the normal course of business for our insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business.

ITEM 4.  INFORMATION ON THE COMPANY

4. A         History and development of the company

We are a limited liability company that was formed with the legal name Credicorp Ltd. in Bermuda on October 20, 1995 to act as a holding company, coordinate the policy and administration of our subsidiaries, and engage in investing activities. Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement an universal banking services and develop our insurance business, focusing mainly on Peru, Bolivia, Colombia and Chile along with limited investments in other countries in that region. Our registered address is Clarendon House, 2 Church Street, Bermuda. The management and administrative office (i.e., principal place of business) in Peru of our subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and the phone number is 51-1-313-2000.

As of December 31, 2015, our total assets were S/155.5 billion and our net equity was S/16.7 billion. Our net income attributable to our equity holders in 2013, 2014 and 2015 was S/1,538.3 million, S/2,387.9 million, and S/3,092.3 million, respectively. See “Item 3. Key Information — 3.A Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

We were formed in 1995 for the purpose of acquiring, through an exchange offer, the common shares of BCP, ASHC and Grupo Pacifico. We currently hold, directly and indirectly, 97.7% of BCP, 98.5% of Grupo Pacifico and 100% of ASHC. See “Item 4. Information on the Company — 4.C Organizational Structure”.

In February 2005, we were authorized by Peruvian regulatory authorities to establish Prima AFP, of which Grupo Credito is the main shareholder. Prima AFP started operations in August 2005.

In August 2006, Prima AFP acquired Union Vida AFP, which was a pension fund operating in the Peruvian market. Prima AFP’s acquisition of Union Vida AFP, which was formerly held by Grupo Santander Peru S.A., was a strategic move toward consolidation as part of its efforts to gain a leading position in the pension fund market. As of the date of the acquisition, Prima AFP was the second largest pension fund company in terms of market share (defined as the amount of affiliates and assets under corporate management). The merger between Prima AFP and Union Vida AFP closed in December 2006.

In October 2009, BCP acquired from the Cooperative for Assistance and Relief Everywhere Inc. (CARE) – Perú, all the shares that this entity owned of Empresa Financiera Edyficar S.A. (Edyficar), representing 77.12% of Edyficar’s capital stock. In accordance with Peruvian legal requirements in effect at the time, BCP made a public offering to Edyficar’s non-controlling shareholders to acquire the remaining 22.88% of the company’s stock. The total purchase price for the acquisition was US$96.1 million (equivalent to S/274 million), including related direct acquisition costs. In October 2010, Credicorp acquired American Life Insurance Company (ALICO)’s 20.1% and 38% stakes in Pacifico Seguros and Pacifico Vida, respectively. Pacifico Vida’s shares were acquired through Credicorp Ltd. and its subsidiary, Grupo Credito, acquired Pacifico Seguros’s shares. Consequently, at the conclusion of this transaction, Credicorp and its subsidiary Grupo Credito held 97.68% of Pacifico Seguros, and jointly controlled 100% of Pacifico Vida. The total investment amounted to approximately US$174 million, making it the largest transaction ever completed in the Peruvian insurance market. We expect the acquisition to permit Credicorp to realize synergies in its decision making process and through the integration of all its insurance business lines. The closer proximity between companies will also allow Grupo Pacifico to improve its value proposition to customers, who seek integral insurance solutions. On April 28, 2011, Credicorp transferred its 24% stake in Pacifico Vida to Pacifico Seguros. As a result of that transfer, Pacifico Seguros now directly owns 86% of the shares of Pacifico Vida, and Credicorp directly owns the remaining 14%. This transfer did not affect Credicorp’s consolidated financial statements.

In November 2010, Credicorp’s Board of Directors approved the transfer of 84.9% of BCP’s total shares to Grupo Credito S.A. (Credicorp’s Peruvian wholly owned subsidiary) through a capital contribution, in order to facilitate Credicorp’s future investments in Peru without modifying the controlling structure of BCP. Under the new structure, Credicorp directly holds 12.7% of BCP’s total shares and, in conjunction with its subsidiary Grupo Crédito, continues to control the same 97.7% of such shares without modifying the internal governance structure. Before this change in ownership structure, dividends to Credicorp from its Peruvian subsidiaries, such as BCP, were remitted abroad and had to be remitted back to Peru when capital for new investments in the country were required. With the new structure, Grupo Credito, which acts as the local holding company for some of Credicorp’s investments in Peru (Prima AFP, Grupo Pacifico and others), will manage Credicorp’s future Peruvian investments, and directly transfer the dividends to Credicorp when it is required to do so under Credicorp’s dividend policy. This modified organizational structure did not affect the way Credicorp and BCP manage their day-to-day operations, and Credicorp’s dividend policy has not changed as a result of this transaction.

In the second half of 2011, our subsidiary Pacifico Salud invested approximately S/225.1 million to create its own private medical services network in Peru by acquiring majority shares to directly manage: (i) the El Golf, San Borja and Oncocare clinics in Lima, (ii) the Galeno clinic in Arequipa, (iii) Laboratorios ML, a clinical laboratory, and (iv) Doctor+, which is a house call/ambulance service. In 2012, Pacifico Salud invested S/102.7 million to increase its integrated insurance and health providing services by acquiring: (i) Clinica Belen S.A., (ii) Centro Odontologico Americano, (iii) Prosemedic S.A., (iv) Clinica Sanchez Ferrer S.A. and Inversiones Marsfe S.R.L., and (v) Bio Pap Service S.A.C. We believe that these acquisitions enable Pacifico Salud to directly benefit from this sector’s growth and to strategically defend against potential changes in the healthcare service supply chain, where vertical integration in the insurance business is becoming more frequent.

During 2012, Credicorp, as part of our strategic plan, initiated the creation of a regional investment banking platform. On April 27, 2012, Credicorp, through its subsidiary BCP, acquired a 51% stake in Credicorp Capital Colombia (formerly Correval S.A. Sociedad Comisionista de Bolsa), a brokerage entity established in Bogota, Colombia, for approximately US$72.3 million (approximately S/246.6 million). In June 2013, BCP transferred its shares to Credicorp Capital Ltd., without affecting Credicorp’s consolidated financial statements and without recording any gain or loss. On July 31, 2012, Credicorp, through its subsidiary BCP, acquired 60.6% of IM Trust S.A. (IM Trust, Corredores de Bolsa), an investment banking entity established in Santiago, Chile, for approximately US$131.5 million (approximately S/447.1 million), of which US$110.9 million was paid in cash consideration at the acquisition date and US$20.6 million was paid in cash in July 2013. In November 2012, BCP transferred its shares to Credicorp Capital Ltd., without affecting Credicorp’s consolidated financial statements and without recording any gain or loss. For our investment banking operations in Peru, we created Credicorp Capital Peru S.A.A. (formerly BCP Capital), a company incorporated in Peru that was established in April 2012 through the split of an equity block of BCP. This split resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of S/184.7 million, S/46.7 million and S/138.0 million, respectively. Assets transferred included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP’s investment banking activities. The equity block split had no effect on Credicorp’s consolidated financial statements; no gains or losses arose from it.

In 2012, we established Credicorp Capital Ltd. in Bermuda to hold the Group’s investment banking activities in Chile, Colombia and Peru. As of December 31, 2015, Credicorp Capital held directly and indirectly 60.6% of IM Trust and 51.0% of Credicorp Capital Colombia.

	As of and for the Year ended December 31 ,
	2013	2014	2015	2014 - 2013	2015 - 2014
	(Soles in millions)			% change
IM Trust
Assets	463.4	788.8	563.8	70.2%	-28.5%
Liabilities	339.3	662.6	440.1	95.3%	-33.6%
Equity	124.1	126.2	134.2	1.7%	6.3%
Net income	13	23.3	21.3	79.2%	-8.6%

Credicorp Capital Colombia
Assets	1,095.9	1,883.2	1,572.6	71.8%	-16.5%
Liabilities	957.8	1,750.7	1,446.2	82.8%	-17.4%
Equity	138.1	132.5	125.8	-4.1%	-5.1%
Net income	16.3	30.8	25.5	89.0%	-17.2%

At Credicorp Capital’s shareholder meeting held on September 11, 2013, the Company agreed to increase Credicorp Capital Ltd.’s share capital in the Company by US$3.9 million (approximately S/13.3 million) in exchange for 100% of the share capital of Credicorp Capital Securities Inc., which Credicorp Ltd. controls. Credicorp Capital Securities Inc. is incorporated in the United States of America and provides securities brokerage services, mainly to retail customers in Latin America.

On September 25, 2014, Credicorp announced that its subsidiary El Pacifico Peruano Suiza Compañia de Seguros y Reaseguros (“Pacifico”) had reached an initial agreement with Banmedica (Santiago Stock Exchange listed company with a market capitalization of US$ 1,317 million as of September 25th, 2014), to establish the preliminary terms and conditions to develop businesses in the healthcare industry in Peru and further providing medical services, health insurance and health plans. This transaction reflects Credicorp’s strategy to capitalize on Pacifico’s in-depth knowledge of Peruvian market and Banmedica’s extensive know-how and successful experience in the health care business. On December 30, 2014, Pacifico signed the final agreement with Banmedica S.A. to enter into the healthcare market in Peru. Based on this agreement, Credicorp lost control of its subsidiary Pacifico Entidad Prestadora de Salud (Pacifico EPS), which became an associate. This agreement came into effect on January 1, 2015. The agreement has two major parts:

(i)	for healthcare plans and medical services, both parties have agreed to develop them in Peru, the aforementioned producs and services only and exclusively through Pacífico EPS and its subsidiaries. Therefore Banmedica constributed to this transaction, through its subsidiary Empremedica, at fair values, their Peruvian subsidiaries Clinica San Felipe and Laboratorios ROE, plus US$32 million in cash to obtain 50% interest in the capital stock of Pacifico EPS. Although both parties have the same number of members on the Board, which governs the relevant activities of Pacífico EPS, in case of a tie vote, the Chairman of the Board (who is appointed by Banmédica) has the casting vote. Therefore, Credicorp transferred the control of Pacífico EPS to Banmédica, which directs the relevant activities of Pacífico EPS. As a result, since January 2015, Pacífico EPS became an associate of Credicorp

(ii)	for the health insurance business, which is part of the business performed by Pacifico, Banmedica paid US$25 million in cash to Pacifico to obtain 50% of the results related to this business line (health insurance business in Peru). The distributable income is held in equal parts (50/50) and it is determined based on a formula agreed by both parties in the contract. Health insurance business, which is a line of business of Credicorp, via its subsidiary Pacifico, who assumes the risk insurance.

This transaction resulted in profits of S/99 million, which is recognized in “Net gain on sale of securities” in the consolidated statements of income (See Note 2b and 13 to the Consolidated Financial Statements).

At Grupo Credito’s shareholder meeting held on February 11, 2015, shareholders approved the terms of split of equity block of Grupo Credito in favour of Credicorp Capital Holding Perú S.A., a company incorporated on September 3, 2014 and a subsidiary of Credicorp Capital Ltd., with the aim of implementing a reorganization of Credicorp’s investments. The equity block was composed of the investment that Grupo Credito held in Credicorp Capital Peru, whose net equity was approximately S/511.3 million as of May 31, 2015. As a result, Grupo Credito reduced its share capital by approximately S/491.7 million. Credicorp Capital Holding Peru also increased its share capital by about S/491.7 million and issued 491,686,830 new shares with a nominal value of S/1.00 each in favour of Credicorp Ltd (shareholder of Grupo Credito). In October 2015, Credicorp´s Board of Directors approved the transfer of the shares to Credicorp Capital Limited, finishing the reorganization process to regroup, under Credicorp Capital Limited, all the investments in subsidiaries related to capital markets.

On March 20, 2014, Credicorp, through its subsidiary Empresa Financiera Edyficar S.A., acquired a 60.68% stake in Mibanco, Banco de la Microempresa S.A. (Mibanco), a local bank that specialized in the micro and small entities sector, for approximately S/504.8 million or US$179.5 million, in cash. On April 8, 2014, Grupo Credito S.A. and Empresa Financiera Edyficar S.A., subsidiaries of Credicorp Ltd., acquired from the International Finance Corporation (IFC) an additional 6.5% stake in Mibanco (5% through Grupo Credito S.A. and 1.5% through Empresa Financiera Edyficar S.A.) for approximately S/54.1 million. In addition, Credicorp’s subsidiaries made a Public Tender Offer (Oferta Pública de Adquisición or OPA by its Spanish initials) to non-controlling shareholders of Mibanco pursuant to the Capital Markets Law. Credicorp acquired in July 2014 an additional 18.56% of Mibanco’s capital stock for approximately S/153.6 million; and in September 2014, acquired an additional 1.19% for approximately S/10 million. As of December 31, 2014, Credicorp held 86.93% of Mibanco’s capital stock and paid an aggregate of approximately S/722.5 million. A merger transaction between Edyficar and Mibanco, which involved a spin-off of the majority of the assets and liabilities of Edyficar, was made effective on March 2, 2015. No gains or losses were recognized in the income statement. As of the merger day, Credicorp held 95.36% of the new Mibanco's capital stock. Also the new entity held S/5,595 million in assets and S/3,514 million in total loans.

4. B     Business Overview

(1)    Credicorp operating segments

We are the largest financial services holding company in Peru. For management purposes, Credicorp is organized into four operating segments based on our products and services. According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief who makes decisions about resources allocated for the segment and assesses its performance, and for which discrete financial information is available. We conduct our financial services business through our operating segments as follows: banking, insurance, pension funds and investment banking.

The terms “Peruvian commercial bank,” “Peruvian insurance company” and other similar terms used in this Annual Report do not include the assets, results or operations of any foreign parent company or foreign subsidiary of such Peruvian company.

1.1	Banking

Our banking business is principally focused on commercial and consumer loans, credit facilities, deposits, current accounts and credit cards. We conduct our banking business primarily through BCP Stand-alone, the largest (in terms of total assets, loans, deposits, net equity and net income) full-service Peruvian commercial bank, and our ASB private banking and asset management firm.

The majority of our banking business is carried out through BCP Stand-alone which, together with Mibanco, held 33.1% of the Peruvian market share in loans and 33.2% market share in deposits, as of December 31, 2015. A portion of our banking business is also carried out by ASB, which principally serves Peruvian private banking customers through offices in Panama. We conduct banking activities in Bolivia through BCP Bolivia, a full service commercial bank which maintained a 9% market share of current loans and a 8.9% market share of total deposits in Bolivia as of December 2015. BCP Bolivia is fourth with respect to loan market share and fifth with respect to deposit market share in the Bolivian banking system.

Our banking business, in terms of lending and investment, is organized into (i) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP’s Wholesale Banking Group (WBG); (ii) retail banking activities, including our SME-Business, SME-Pyme, mortgage, consumer financing, credit card and wealth management segments, which are carried out by BCP’s Retail Banking & Wealth Management Group (RB&WM); (iii) treasury activities, including money market trades, foreign exchange trading, derivatives and proprietary trading; (iv) microlending, which is conducted through Mibanco; (v) wholesale and retail banking activities in Bolivia; and (vi) private banking, asset management and proprietary investment activities, which we perform through Atlantic Security Bank (ASB), which is a Cayman Islands licensed bank.

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

Our deposit-taking operations are principally managed by BCP’s RB&WM group and ASB’s private banking group. See “Item 4. Information on the Company – 4.B Business Overview - (13) Selected Statistical Information — 13.4 Deposits”.

1.2    Insurance

We conduct our insurance business exclusively through Grupo Pacifico, which is the second largest Peruvian insurance company in terms of premiums, fees and net income. Grupo Pacifico provides a broad range of insurance products. Grupo Pacifico focuses on three business areas: property and casualty (P&C) insurance through Pacifico Seguros Generales, life and pension insurance through Pacifico Vida, and health insurance through Pacifico EPS, which also conducts private hospital operations. Grupo Pacifico, like other major Peruvian insurance companies, sells its products both directly and through independent brokers, agents, banking channels and sponsors.

In 2015, Grupo Pacifico signed an agreement with Banmedica to participate as equal partners in the health insurance business. This association includes the private health insurance business managed by Pacifico Seguros Generales, the corporate health insurance for employees sold by Pacifico EPS, and medical subsidiaries that provide medical services.

As a result, Grupo Pacifico transfered the majority control of Pacifico EPS to Banmedica. Therefore, Pacifico EPS and the medical subsidiaries no longer consolidate with Pacifico Seguros Generales and Pacifico Vida for accounting purposes, and are reported as an investment in associates.

1.3    Pension funds

Credicorp conducts all of its pension fund activities through its private pension fund administrator Prima AFP.

In 2014, new local and foreign investment regulations gave rise to increased flexibility in SPP’s registration process for new investment securities. Under the new regulations, AFPs can make non-complex investments through vehicles such as bonds, shares and mutual funds without authorization from the SBS. Additionally, AFPs can use financial derivatives without authorization from the SBS subject to certain restrictions, such as specific limits regarding each type of fund. These changes are expected to improve the management and risk-return profile of our portfolios while providing flexibility and additional opportunities to execute these kinds of transactions.

During 2015, Credicorp through its subsidiary Prima AFP was able to strengthen its position in the market by adjusting its processes and organization to provide high-quality service and timely and transparent information to its clients.The year 2015 continued to be marked by a series of events linked to the implementation of reforms to the SPP. The reform of the Private Pension System (SPP) in the areas of investments and risk continued, mainly related to changes to regulatory requirements concerning local and foreign investments in order to generate greater flexibility in both direct and indirect investments. In addition, SBS issued regulations for the new Fund Type Zero, which is mandatory for participants aged 65 and older who opt for a statutory retirement pension. The Fund Type Zero may only invest in short-term instruments and debt securities, and took effect in April 2016.

See “Item 4. Information on the Company - 4.B Business Overview - (12) Supervision and Regulation - 12.7 Prima AFP”.

1.4    Investment banking

The integration of Latin American markets is a strategic focus for Credicorp. The creation of the MILA (by its Spanish initials), a Latin American integrated market shared among Chile, Colombia and Peru, has opened up opportunities to further integrate asset management, brokerage and corporate finance cross-border operations. This can offer benefits for companies that have a significant presence in these markets. Since the formation of the MILA, Credicorp’s investment banking business units grouped under Credicorp Capital have been very active. Credicorp Capital carries out its operations in the region through Credicorp Capital Perú, Credicorp Capital Colombia (formerly, Correval) and IM Trust, holding a considerable market share in the Peruvian, Colombian and Chilean markets, respectively. Our main business lines are asset management, sales & trading and corporate finance.

Asset management

Through the regional platform provided by the MILA, we offer a wide array of products, including mutual, investment and alternative funds, as well as structured, cross-border and offshore products to a broad base of clients, including clients in our retail, private and high net worth, corporate and institutional segments.

Sales & trading

Our regional investment banking platform has an active role in secondary markets, particularly equity and fixed income products, as well as exchange rate products and derivatives. Participation in the placement of equity and debt instruments, vis-à-vis our corporate finance team, is becoming equally relevant.

Corporate finance

Corporate finance provides advisory services to structure mid- and long-term financing and structure and place equity and fixed income instruments in capital markets. It also offers a wide range of financial advisory services and advisory services for mergers and acquisitions.

(2)    Strategy

Credicorp was established to create a financial group that would benefit from synergies among the Group’s companies and our companies’s boards.

Credicorp endeavors to become a leader within each business market in which the companies operate to maximize our shareholders’ return on equity. Our long-term strategy consists of four strategic pillars: efficient growth; adecuate risk management; focus on client satisfaction; and motivated employees. We seek to achieve an optimal balance of market share, profitability and operating efficiency.

Efficient growth

Credicorp through its subsidiary BCP initiated an efficiency initiative with two approaches, one tactical the Continuous Improvement Program, and the Efficiency Program.

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

The Efficiency Program is designed to address five different strategic areas. The first is our product portfolio. Under the program, we will reduce the complexity of our product portfolio and manage each product based on productivity and client satisfaction. The second area is our service model. Under the program, we will evaluate our footprint and formats, channel efficiency and multichannel strategy. The third strategic area comprises our organization and support functions. With respect to this area, we will evaluate how we are organized, including the span of control, the decision network and the number of layers in our operating units. The fourth strategic area includes operations and IT. In this area we will define key processes and optimize our operational model. The fifth strategic area is culture. Through this strategic area, we will seek to instill the concept of efficient growth as a core value in our organization’s culture.

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

Client satisfaction

We are highly dedicated to providing products and services that offer strong value propositions for the clients we serve through each of our businesses. We will continue to educate our customers by helping them understand the different financial products and services they can access through our distribution channel network and sales force.

We have improved our communication with clients to keep them well informed of the products and services we launch and the product enhancements we implement. We continuously upgrade our platform in response to questions, complaints and requests from customers.

Motivated employees

In human resources management we continue to focus on maximizing the efficiency of our talent management, developing an adequate structure for incentives and benefits to motivate employees, and improving our selection and training processes.

Specific strategies

In the banking business, we will continue to implement our strategy to enter different segments of retail banking, with particular emphasis on the SME segment. We will use risk and collections models that are calibrated and aligned with pricing models designed to achieve the profitability we seek. In the microlending business we will continue to work on our microfinance business model to consolidate the integration of Edyficar and Mibanco, primarily to ensure that Edyficar’s culture is well acclimated as we take advantage of the strengths of Mibanco, in addition to optimizing the branch network and the risk and collections model.

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

In the pension fund business, the medium and long term strategy is to maintain the attractiveness and profitability of the business by growing efficiently with a thorough risk management. The focus is on providing affiliates adequate profitability of their funds, advisory services and excellent levels of information and service channels according to our clients’ needs. For the aforementioned, the management of pension funds will be strengthened with the incorporation of best international practices

In the investment banking platform, we will continue to consolidate Credicorp Capital’s regional position to capture the growth potential of our three main business lines (asset management, sales and trading, and corporate finance) in the capital markets of Chile, Colombia and Peru and the Latin American region in general.

(3)    Review of 2015

The following table provides certain financial information about our principal business segments as of and for the year ended December 31, 2015 (see Note 30 to the Consolidated Financial Statements):

	As of and for the Year ended December 31, 2015
	Total Revenues	Operating Income(1)	Total Assets
	(Soles in millions)
Banking	13,045	7,366	146,496
Insurance	2,268	702	9,326
Pension fund	402	-	881
Investment Banking	492	(1)	2,837
Eliminations and adjustments	(231)	100	(4,060)
Credicorp	15,976	8,167	155,480
(1)	Operating income includes the net interest income from banking activities; and in the case of Insurance, the amount of the net earned premiums, less insurance claims plus net interest income

3.1    Consolidated contributions

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

	2013	2014	2015
	(Soles in millions, except percentages)
BCP (1)	1,242	1,903	2,477
ASHC	142	160	133
Grupo Pacifico	93	199	345
Prima AFP	140	153	162
Credicorp Capital(2)	(8)	(14)	0.4
Others (3)	(52)	(14)	(24)
Total	1,538	2,388	3,092
(1)	Includes BCP Bolivia, which contributed S/57.4 million in 2015, S/68.0 million in 2014, and S/47.6 million in 2013; Mibanco (the combined entity), which contibuted S/212.4 million in 2015, S/77.6 million in 2014; and Edyficar, which contributed S/96.1 million in 2013. Also includes Inversiones BCP Ltda, Inversiones Credicorp Bolivia, Solución EAH and others.
(2)	Credicorp Capital Ltd (which includes Credicorp Capital holding Chile, Credicorp Holding Capital Colombia, Credicorp Capital Securities and Credicorp Capital Perú (which include Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros).

(3) Includes Credicorp Ltd. which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and Grupo Pacifico); eliminations for consolidation; and others.

The following table shows our main subsidiaries’ percentage contribution to our total assets, total revenues, net income and net equity for the year ended December 31, 2015:

	As of and for the Year ended December 31, 2015 (1)
	Total Assets	Total Revenue	Net Income / (Loss)	Net equity attributable to Credicorp´s equity holders
BCP (2)	87.6%	79.7%	90.2%	75.1%
ASHC	4.5%	2.1%	4.2%	5.4%
Grupo Pacifico (3)	6.0%	21.8%	11.0%	10.9%
Prima AFP	0.6%	2.5%	5.1%	3.6%
Credicorp Capital (4)	1.8%	2.9%	(0.2)%	3.5%
Others (5)	(0.5)%	(9.0)%	(10.4)%	1.5%
(1)	Percentages determined based on the Consolidated Financial Statements.
(2)	Includes BCP Bolivia, Mibanco, Inversiones BCP Ltda, Inversiones Credicorp Bolivia, Solución EAH and others.
(3)	Includes Pacifico Vida.
(4)	Credicorp Capital Ltd (which includes Credicorp Capital Holding Chile, Credicorp Capital Holding Colombia, Credicorp Capital Securities and Credicorp Capital Perú (which include Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros).
(5)	Includes Grupo Crédito S.A., CCR Inc, eliminations for consolidation and others.

The following table shows the percentage contribution of BCP main subsidiaries to its total assets, total revenues, net income and net equity for the year ended December 31, 2015:

	As of and for the Year ended December 31, 2015 (1)
	Total assets	Total revenue	Net Income/(Loss)	Net equity
BCP Stand-alone	88.5%	80.3%	90.0%	82.7%
BCP Bolivia	4.9%	3.7%	2.0%	4.8%
Mibanco (2)	6.3%	15.0%	7.4%	11.3%
Solución Empresa Administradora Hipotecaria	0.3%	0.2%	0.4%	0.9%
Others (3)	0.0%	0.8%	0.2%	0.3%

(1)	Percentages determined based on BCP’s consolidated financial statements of and for the year ended December 31, 2015.
(2)	Includes Edyficar. In 2015 Mibanco and Edyficar merged, as a result, from 2015 the combined entity operates under the name Mibanco.
(3)	Includes BCP Emisiones Latam and Inversiones Credicorp Bolivia.

3.2    Financial performance

In 2015, we recorded net income after non-controlling interest of S/3,092.3 million (S/2,387.9 million in 2014 and S/1,538.3 in 2013). This represented a 29.5% increase with regard to 2014’s figure, which led to a ROAE of 20.5% (18.5% in 2014 and 13.7% in 2013) and ROAA of 2.1% (1.9% in 2014 and 1.4% in 2013).

The results of 2015 include some non-recurring income and expenses, which after tax adjustments totaled approximately S/141.4 million. The recurring net income totaled S/2,950.9 million, which represented a 20.5% increase with regard to 2014’s figure. As such, excluding the effect of non-recurring items, ROAE and ROAA at Credicorp were situated at 19.7% and 2.0% respectively (vs 18.6% and 2.0% in 2014, respectively).

The main non-recurring income and expenses are:

▪	Income related to the agreement between Grupo Pacifico and Banmedica, which totaled S/99.4 million; and
▪	Impairment of -S/61.5 million due to deterioration in goodwill at IM Trust in Chile. (See Note 11(b) to our Consolidated Financial Statements).

The main factors behind Credicorp’s results were:

▪	Loan expansion of 13.6% year-over-year that represented currency-adjusted growth of 7.9% year-over-year (excluding exchange rate depreciation of 14.2% in 2015). Wholesale Banking continued to drive this growth followed by Retail Banking. Furthermore, Mibanco started showing loan growth in the second half of 2015.
▪	Growth of 16.5% in net interest income in comparison to the level posted in 2014. The increase was primarily attributable to expansion in interest income on loans in line with the increase of 16.5% above 2014’s interest income), all of which offset the increase in interest expenses (16.7% above the level in 2014). The NIM for 2015 is situated at 5.61%, 5 basis points below 2014’s figure. This reflected higher use of BCRP instruments, which require restricted deposits that artificially grow interest earning assets.

▪	The increase of 9.6% year-over-year in provisions for loan losses, which grew at a slower pace than internal overdue loans (15% year-over-year). The credit quality ratios are explained below in section “3.2.1 Assets Structure - (i) Portfolio quality”.
▪	The 10.0% year-over-year increase in non-financial income due to growth in fee income (+13.7%), and gains on foreign exchange transactions (+70.7%), which in turn was due to exchange rate volatility and higher volume of transactions.
▪	Net earned premiums contracted 20.8% as a result of the accounting effect of the lost control of Pacifico EPS, that is now consolidated by Banmedica. However, net earned premiums of Pacifico Seguros Generales and Pacifico Vida increase 11.0% and 28.7%, respectively.
▪	Operating expenses grew 1.9% due to the expansion of salaries and employee benefits as a result of the increase of the organization’s organic growth and due to additional employee profit sharing.

See Item 5.Operating and financial review and prospects – 5.A. Operating results – (2) Historical Discussion and Analysis - 2.1 Results of Operations for the Three Years Ended December 31, 2015.

(i)    Main ratios

	2013	2014	2015	2014 - 2013	2015 - 2014
	%			basis points
ROAE (1)	13.7%	18.5%	20.5%	480	200
ROAA (2)	1.4%	1.9%	2.1%	50	20
Net interest margin (3)	5.01%	5.66%	5.61%	65	-5
Funding cost (4)	2.2%	2.0%	2.0%	-20	0
Cost of risk (5)	1.91%	2.16%	2.08%	26	-8
Loan to deposit (6)	94.1%	103.2%	101.9%	910	-130
Internal overdue ratio (7)	2.23%	2.53%	2.56%	30	3
Non-performing loan ratio (8)	2.81%	3.34%	3.41%	53	7
Coverage of Internal overdue loans (9)	157.5%	148.6%	166.2%	-890	1,760
Coverage on NPL (10)	125.1%	112.4%	124.7%	-1,270	1,230
Operating efficiency (11)	46.5%	46.1%	42.1%	-40	-400

(1) Net income attributable to Credicorp / Average* equity before non-controlling interest.

(2) Net income attributable to Credicorp / Average* assets.

(3) Net interest margin / Average* interest earning assets.

(4) Interest expense / Average* liabilities

(5) Provisions for loan losses, net of recoveries / Total loans.

(6) Total loans / Total deposits.

(7) Internal overdue loans / Total loans.

(8) Non-performing loans / Total loans.

(9) Allowance for loan losses / Internal overdue loans.

(10) Allowance for loan losses / Non-performing loans.

(11) (Operating expenses - Other expenses + Acquisition cost) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net earned premiums + Gross margin from medical services).

* Averages are determined as the average of period-beginning and period-ending balances.

3.2.1 Assets structure

Our total assets amounted to S/155.5 billion in 2015 (S/134.8 billion in 2014 and S/114.1 billion in 2013). The 15.3% increase in total assets in 2015 was a result of: (i) the continued growth of our loan portfolio, which grew by 13.6% in 2015 (23.5% in 2014 and 17.6% in 2013), (ii) the 22.7% increase of Cash and due from banks (which includes Cash collateral, reverse repurchase agreements and securities borrowings;18.6% in 2014 and -0.5% in 2013), mainly associated with an increase in available funds in operating cash for branches and in BCRP’s ordinary account, mainly at BCP; and (iii) the 19.2% increase in Investments available-for-sale (-13.5% in 2014 and -3.6% in 2013) attributable primarily to more investment in BCRP Certificates of Deposit. See Item 5.Operating and financial review and prospects – 5.A. Operating results –(3) –Financial Position.

As of December 31, 2015, Credicorp’s total loans increased 13.6% year-over-year (23.5% and 17.6% in 2014 and 2013, respectively), which represented an expansion of 7.9%, after excluding the impact of the U.S. Dollar appreciation on the loan book denominated in U.S. Dollar (currency-adjusted growth). In terms of average daily balances, Credicorp’s loan book expanded 16.8% year-over-year that represents 11.6% currency-adjusted growth rate, which was due primarily to:

▪	The increase of 19.7% year-over-year of Wholesale Banking’s loans and 13.1% in currency-adjusted terms. Thus, Wholesale Banking was the major source of growth in average daily loan balances throughout 2015.
▪	The expansion of 13% year-over-year of Retail Banking’s loan book, which represented a currency-adjusted growth rate of 10.4% year-over-year.
▪	BCP Bolivia and ASB expanded their loan books in 33.8% and 33.5%, respectively; which represented currency-adjusted growth rates of 19% and 18.7%, respectively.
▪	Mibanco posted a lower growth rate of 4.3% as a result of the merger and clean-up processes in which it is engaged.

(i) Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 2.56% at the end of 2015, 3 basis points higher than the ratio registered at the end of 2014 (2.53% and 2.23% at the end of 2014 and 2013, respectively). The relative stabilization in the evolution of our internal overdue ratio over the last year reflects better control over and improvement in segments such as SME and Mibanco, which were deteriorated in 2014.

An analysis of this ratio by business segment shows that:

▪	Wholesale Banking closed the year with an internal overdue ratio that was equal to that reported last year (0.32% in 2015, 0.32% in 2014, and 0.25% in 2013). Lower levels were reported throughout the year but isolated cases pressured the internal overdue ratio.
▪	Delinquency ratios at BCP Bolivia remained at very low levels year (1.57% in 2015, 1.37% in 2014, and 1.33% in 2013).
▪	Mibanco’s internal overdue ratio, which includes only Edyficar in 2013, reduced to 4.76% at the end of 2015 (5.61% in 2014 and 3.86% in 2013). This level is quite close to Edyficar’s historic level (approximately 4%). Good evolution in terms of the portfolio’s quality control was attributable primarily to an improvement in the risk profile used in the origination process as well as to write-offs that were made to clean up the portfolio after the acquisition and during the process to merge Edyficar and Mibanco.
▪	Although the SME-Pyme segment reported an increase in its internal overdue ratio in year-over-year terms (11.10%, 10.61% and 9.19% in 2015, 2014 and 2013, respectively), in June 2015, it reached a peak of 12% that represented a turning point given that in the second half of the year, delinquency fell. This was due to a move to redefine the business model in terms of origination, risk and collections. The level of real estate guarantees in this segment is approximately 50%.
▪	In the SME-Business segment, the internal overdue ratio increased 83 basis points with regard to 2014’s level (5.21%, 4.38% and 4.33% in 2015, 2014 and 2013, respectively). This was due to deterioration in the payment capacity of a small number of clients that was associated with the poor evolution of new ventures (due to the economic downturn) that were not part of the businesses’ core activities. The clients in this segment have a high level of real estate coverage (real estate), which is currently situated at approximately 70%.
▪	The Credit card segment’s internal overdue ratio in 2015 was 4.17%, a decrease from 4.26% in 2014 and 5.76% in 2013.
▪	The Consumer segment’s internal overdue ratio in 2015 was 2.62%, an increase from 2.35% in 2014 and 2.17% in 2013.
▪	The Mortgage segment also reported growth in delinquency due to maturities in the Mivivienda portfolio and to deterioration in the payment capacity of some clients due to the appreciation of the U.S. Dollar (2.10%, 1.73% and 1.38% in 2015, 2014 and 2013, respectively).

In this context, provisions for loan losses increased by 9.6%, which was in line with the evolution of delinquency in the Mortgage, SME-Business, Consumer and Credit Card segments. Nevertheless, the improvement in the SME-Pyme and Mibanco segments helped reduce the cost of risk, which was 2.08% in 2015 (2.16% in 2014 and 1.91% in 2013). At the end of 2015, the coverage ratio was 166.2%, which topped the 148.6% registered at the end of 2014 (157.5% at the end of 2013).

3.2.2 Funding structure

At the end of 2015, Credicorp’s total liabilities were S/138,753 million, which represents a 15.4% increase with regard to 2014’s figure (S/120,208 million; S/101,751 million at the end of 2014 and 2013, respectively). See Item 5.Operating and financial review and prospecs – 5.A. Operating results –(3) –Financial Position.

Deposits continued to represent the main source of financing with a share of 63.9% (64.1% in 2014 and 67.2% in 2013). Growth in deposits was mainly associated with an increase in Savings deposits (+17.4%), Demand deposits (+13.3%), and Time deposits (+13.5%). The increase in Time deposits was as a result of business captures in the second half of the year through BCP Stand-alone and Mibanco, which launched a major campaign in the second half of 2015.

The account Payables related to repurchase agreements and security lending activities, which includes BCRP instruments, posted an ongoing growth and represented 10.5% of BAP’s total funding at the end of 2015 (6.9% in 2014 and 3.5% in 2013). The aforementioned was due primarily to the fact that BCP and Mibanco acquired BCRP instruments as an alternative source of funding, which in turn is in line with the increase in BCRP supply and the improvement in its conditions, mainly in terms of duration (between one and four years).

3.2.3 Distribution channels

Credicorp’s distribution network had 9,345 points of access for our clients at the end of 2015, which represented a 22.5% decrease with regard to 2014’s level. This decrease was due primarily to our drive to locate synergies after the consolidation of Mibanco, which now has access to BCP’s distribution channels. This has considerably reduced the number of Agentes Mibanco and Automated Teller Machine (cash machine, ATMs). Additionally, but to a lesser extent, the number of Agentes BCP was cut as we continuously evaluate points of access that fail to meet guidelines for efficiency and profitability.

The table below shows the evolution of the points of contact (branches, ATM, Agentes) of each of Credicorp’s subsidiaries

	2013	2014	2015
BCP	8,312	7,820	8,487
Mibanco (1)	190	3,698	323
BCP Bolivia	342	355	354
Grupo Pacifico	150	150	150
Prima AFP	23	22	17
Credicorp Capital	13	14	14
Credicorp	9,030	12,059	9,345

(1) The information also includes the distribution channels for Edyficar. The information for Mibanco was only incorporated in 2014, after the acquisition by Edyficar. It is important to note that the drop in Mibanco’s channels from 2014 to 2015 is attributable to the fact that contracts with agents ended in 2014 and Mibanco’s ATMs were shut down to leverage the synergies created by the consolidation process. Now, Mibanco has access to BCP’s distribution channels.

(4) BCP and Subsidiaries

4.1 General

BCP Consolidated’s corporate structure consists of a group of local subsidiaries offering specialized financial services, which complement BCP’s commercial banking activities. In addition to its local subsidiaries, BCP has an agency in Miami, a branch in Panama and a subsidiary in Bolivia. See Item 4. Information on the Company – 4.C Oganizational Structure – (2) BCP.

BCP’s activities include wholesale banking, retail banking and wealth management and treasury. As of December 31, 2015, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets (S/135.8 billion), total loans (S/88.1 billion), deposits (S/84.2 billion) and net equity (S/12.3 billion).

At the end of 2015, BCP’s loans, which included loans made by BCP stand-alone and Mibanco, represented approximately 33.1% of total loans in the Peruvian financial system. BCP’s deposits, which included deposits with BCP stand-alone and Mibanco, represented approximately 33.2% of total deposits in the Peruvian financial system.

As of and for the year ended December 31, 2015, BCP accounted for 87.6% of our total assets, 90.2% of our net income and 73.4% of our net equity. BCP’s operations are supervised and regulated by the SBS and the Peruvian Central Bank.

The following table shows the client segmentation of BCP, Mibanco and BCP Bolivia. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, our clients’ affiliation with other companies or groups, the degree of follow-up required, and their credit ratings.

Client Segmentation
Subsidiary	Business	Group	Income/Sales/Total debt
Banco de Credito del Peru	Wholesale Banking Group (WBG)(1)	Corporate	Annual sales higher than $100 million
(equivalent to S/341 million)
		Middle-Market	Annual sales from $8 million to $100 million
(equivalent to S/27 million to S/341 million)
	Retail Banking Wealth Management Group (RB&WM)	Private Banking	Over US$ 1 million in AuMs (Do not include CTS)
		Enalta	Individual monthly income at least S/20,000; or more than US$ 200,000 in AuMs (Do not include CTS).
		Affluent	Individual monthly income from S/5,000 to S/20,000
		Consumer	Focus on medium-low income individuals who receive their payroll through BCP
		SME - Business	Annual sales from S/4 million to S/32 million; or
Total debt from S/1.2 million to S/10 million
		SME- Pyme	Total debt up to S/1.2 million

BCP Bolivia (1)	Wholesale Banking	Large companies (2)	Annual sales higher than approximately S/34 million
		Medium companies(3)	Annual sales from approximately S/7 million to S/34 million
	Retail Banking (4)	Small Business (5)	Annual sales from approximately S/1 million to S/7 million
		Micro Business (5)	Annual sales of at least approximately S/1 million
		Consumer (6)	Payroll workers and self-employed workers
		Mortgage Banking (7)	Payroll workers, independent professionals and business owners

Mibanco (8)	SME & Microlending	SME – medium (9)	Annual sales up to S/20 million.
Total debt higher than S/0.3 million and not issued debt in the capital market.
		SME – small (10)	Total debt from S/0.02 million to S/0.3 million.
		Micro-Business (11)	Total debt up to S/0.02 million.
		Consumer (12)	Focus on debt unrelated to business.
		Mortgage (13)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)	Converted into Soles at the exchange rate of S/3.411 per U.S. Dollar, December 31, 2015 - SBS.
(2)	Loans to Large companies account for 27.6% of BCP Bolivia’s total loans. This segment accounts for approximately 500 customers.
(3)	Loans to Medium companies account for 9.2% of BCP Bolivia‘s total loans. This segment accounts for approximately 800 customers.
(4)	At the end of 2015, retail banking loans accounted for 63.2% of total loans of BCP Bolivia, while retail banking deposits accounted for 29.6% of BCP Bolivia's total deposits.
(5)	Small and Micro business banking accounts for 25.0% of total loans of BCP Bolivia, small business banking serves approximately 28,500 clients while Micro Business serves approximately 5,200 business clients.
(6)	Consumer banking accounts for 11.7% of total loans of BCP. Its customer base consists of approximately 36,300 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products.
(7)	This segment serves 6,300 customers, representing 26.0% of BCP’s total loans. BCP Bolivia’s mortgage segment has an average LTV of 80% and represents approximately 1% of Credicorp’s total loans.
(8)	As of December 31, 2015, Mibanco registered 877,712 clients.
(9)	SME – Medium segment is focused on financing production, trade or service activities, granted to companies which (1) total debt in the last 6 months was higher than S/300,000, (2) annual sales up to S/20 million in the last 2 consecutive years and (3) that have not participated in the capital markets. This segment represents 3% of total loans in Mibanco and registered 2,142 clients.
(10)	SME – Small segment is focused on financing production, trade or service activities, granted to companies which total debt is between S/20,000 and S/300,000 in the last 6 months (without including mortgage loans). This segment represents 54% of total loans in Mibanco and registered 125,333 clients.
(11)	Micro-Business loans focus on financing production, trade or service activities, granted to companies which total debt is up to S/20,000 in the last 6 months (without including mortgage loans). Micro-Business loans represent 31% of total loans in Mibanco and registered 536,194 clients.
(12)	Consumer loans focus on financing individuals to cover payments of goods and services or expenses no related to business. Consumer loans represent 7% of total loans in Mibanco and registered 209,498 clients.
(13)	Mortgage loans focus on financing individuals for the acquisition, construction, renovation, remodeling, expansion, improvement and subdivision of homeownership. Mortgage loans represent 5% of total loans in Mibanco, and registered 4,545 clients. Mibanco’s mortgage segment has an average LTV of 56%.

4.2 BCP Stand-alone - business segments

4.2.1 Wholesale banking group (WBG)

BCP’s WBG competes with local and foreign banks. BCP’s traditional long term relationships with medium-sized and large corporate companies provide its WBG with a competitive advantage.

BCP’s WBG maintained a positive trend in loan placements. It also maintained its leadership in the wholesale banking market with a 39% market share in loans. BCP has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

The WBG is divided into the Corporate and International Division (CID) and the Middle-Market Division (MMD):

(i)	Corporate and international division (CID)

WGB’s corporate banking subdivision, which provides loans and other credit and financial services, focuses on serving large-sized companies that have corporate governance, audited financial statements and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an industry that is important to Peru’s economy. The CID’s financing is provided to fund capital expenditures and investments, sales, international trade and inventories. To finance capital expenditures, the CID offers medium and long term financing, financial leasing and project finance.

BCP has a leading position in the Peruvian banking system with 45.5% market share for loans in the corporate segment.

International banking unit

The International Banking Unit focuses on obtaining and providing short-term funding for international trade. Medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions are also provided to clients. In addition, this unit earns fees by confirming letters of credit and guarantees issued by international banks and other fees as a result of the international payment and trade finance business. The International Banking Unit also promotes international trade activities with its local clients by structuring trade products and services, organizing and sponsoring conferences and advising customers through a wide range of trade products.

BCP maintains business relationships with correspondent banks, development banks, multilateral and export credit agencies in different countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital and medium and long-term investment projects.

Leasing is one of our most important and profitable products. In connection with our leasing activities, BCP specializes in providing financing to our clients in order to allow them to acquire assets and also supports their investment projects. In 2015, our leasing stock portfolio reached the considerable figure of S/9.5 billion (6.7% year-over-year increase). BCP has consolidated its leadership in the leasing business with a 2015 market share of 39.5%, an increase from 38.5% in 2014.

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

In 2015, our transactional services accounted for 23.7% of BCP’s overall earnings. The monthly average number of checking accounts increased by 7% compared to 2014 resulting in revenue of S/75.4 million in 2015, due to an increase in fee income from our checking accounts (1.6% in 2014 and 2.4% in 2013). Other sources of income, such as bills of exchange and collection services have increased by 11% and 20.5%, respectively, compared to 2014, due to positive performance across all market segments. Additionally, the acquisition of new clients, together with the number of established clients in our office banking service (Telecredito), has generated a growth of 7% in the number of transactions (compared to 8% in 2014). We continue to introduce electronic products that will eventually replace conventional promissory notes. Likewise, the transaction volume generated by reverse factoring increased 23% in 2015 compared to 2014.

(ii)	Middle-market division (MMD)

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

The MMD has a client portfolio of approximately 6,423 companies, including 1,170 economic groups. Generally, these clients are not listed on any stock exchange; however in certain cases they have accessed capital markets either for bonds or commercial papers. These companies are typically family-controlled but professionally managed, and their financial information is audited.

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

Institutional banking unit

BCP’s Institutional Banking Unit serves 1,165 clients throughout Peru. In Lima, a specialized team in wholesale banking serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations and regulated entities such as microfinance institutions, insurance companies, pension funds and private funds. In other provinces, a specialized remote team partners with BCP’s retail banking area to serve clients.

The annual average deposit amount in BCP’s Institutional Banking Unit (Lima and provinces) increased 2.7% reaching S/8,722 million in 2015. The Institutional Banking Unit is also important because its clients offer great potential for generating fee income and other cross-selling opportunities. BCP’s strategy in this unit is focused on building customer loyalty by offering customized services at competitive rates and providing outstanding service. Our institutional banking clients typically require remote office banking, collections, automated payroll payment services and structured long-term and medium-term financing loans.

4.2.2   Retail banking and wealth management (RB&WM) group

At the end of 2015, RB&WM related loans represented 45.5% of BCP’s total loans, while deposits accounted for 61.4% of BCP’s total deposits. Net income from RB&WM constituted 46.2% of BCP’s net income, while income from related fees constituted 71% of BCP’s total fee income.

With the segmentation of its retail client base, BCP is able to focus on cross-selling its products and improving per-client profitability. The RB&WM Group has undertaken several projects to improve one-on-one marketing techniques and tools for the sale of its products to profitable market segments. BCP’s management expects the RB&WM businesses to continue being one of the principal growth areas for BCP’s activities.

(i)	Wealth management

BCP is constantly improving the value proposition it offers to affluent customers to increase their loyalty and ultimately their profitability. In May 2012, BCP created a new super affluent segment called BCP Enalta. This segment and the Private Banking segment operate under the Wealth management group.

▪	Customers in Private banking receive not only local but also global investment advice. Its value plan is composed of (i) high quality standards in client service by expert account managers, (ii) close and personalized service, (iii) special interest rates, and (iv) exclusive branches. Customers in this segment total approximately 2,294.

▪	Customers in Enalta have access to ten exclusive branches in Lima, where they can perform financial transactions and obtain personalized advice from investment, insurance and loan experts based on their risk profiles and financial needs. Enalta also offers customers: (i) access to exclusive products, (ii) specialized account managers and/or expert phone banking, (iii) preferential service by tellers at branches, and (iv) preferential interest rates on loans. Enalta has approximately 26,696 customers. In 2015, the Wealth Management Group generated 12.6% of the RB&WM Group’s net income, 11.7% of the RB&WM Group’s loan volume and 19.2% of its deposit volume.

(ii)	Banca exclusiva (BEX)

Customers in BCP’s “mass affluent” segment receive a differentiated value proposition that includes: dedicated customer services channels, such as specialized account managers, preferential service by tellers at branches and call center phone banking, and preferential interest rates on loans. Approximately 50% of the mass affluent clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. BCP has approximately 213,000 mass affluent customers. In 2015, the mass affluent banking segment generated 21.4% of the RB&WM Group’s net profit while managing 3.7% of the RB&WM Group’s total customer base, 26.3% of its loan volume and 18.9% of its deposit volume.

(iii)	Consumer banking

Our Consumer Banking division is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 5.1 million medium to low income individuals. Consumer Banking focuses on customers who receive their payroll through BCP (which represent slightly more than 1.01 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products) and access to payroll advances.

(iv)	SME-Business and SME-Pyme

BCP’s SME-Business and SME-Pyme Banking Segments serve approximately 405,000 clients. Customers are divided into two groups with different business models, services levels, and product access. SME-Business serves approximately 13,000 clients and SME-Pyme serves approximately 392,000 small business clients.

(v)	Mortgage

As of December 31, 2015, BCP was the largest mortgage lender in Peru with a market share of 31.7% of total mortgage loans in the Peruvian banking system. This was largely the result of BCP’s extensive marketing campaigns and its improvements to procedures for extending credit and establishing guarantees.

BCP expects the mortgage lending business to continue to grow because of:

•	low levels of penetration in the financial market;

•	increasing demand for housing;

•	availability of funds for the Peruvian government’s MiVivienda low-income housing program; and

•	current economic outlook for controlled inflation and economic growth in Peru.

All of our mortgage-financing programs are available to customers with a minimum monthly income of S/1,500. In the past, the Peruvian government sponsored a home ownership program known as the MiVivienda program, which provided assistance to purchasers of homes valued at up to S/269,500. Under the program, BCP financed up to 90% of the appraised value of a property (in local currency) where monthly mortgage payments did not exceed 40% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offered under the program was 20 years.

As of December 31, 2015, mortgage loans accounted for 15% of Credicorp’s total loan portfolio, with an average LTV (loan-to-value) of 67% and internal overdue ratio of 2.09%. Through its subsidiary BCP, Credicorp has increased lending to lower socio-economic segments of the population in Peru through the MiVivienda program sponsored by the government. Mortgage loans to this sector represent approximately 13.4% of Credicorp’s total mortgage loans and 2% of Credicorp’s total loans.

Mortgage loans are associated with low losses because of their low LTV, and they have the added benefit of generating opportunities for cross selling other banking products, which has had a positive impact on Credicorp’s results of operations.

(vi)	Credit card and installment loans

Credit card and installment loans have grown significantly as improving economic conditions have led to increased consumer spending in Peru. BCP expects the strong demand for these products to continue. In addition to interest income, BCP derives income from maintenance, retailer transaction merchant, finance and credit card penalty fees.

In the credit card business, BCP continued to apply segmented strategies. BCP continues to offer value to its high-end customers through partnerships with the airline LATAM for example. These programs, coupled with BCP’s own travel program, enabled BCP to reach record levels, both in points that clients gained for using their credit cards and in points that clients spent to obtain products or services available under loyalty plans. To attract customers in the lower income segment, BCP is streamlining its risk assessment and card delivery processes.

BCP has been improving its credit monitoring systems and optimizing its scoring models, which include, among others, behavior, payments and income forecasting. BCP achieved an increase of over S/677 million in outstanding balances from credit cards from 2013 to 2015 (monthly average). According to BCP’s internal records, the number of active credit cards was 984,000 in 2013, 1,083,000 in 2014 and 947,611 in 2015. Last year the stock of credit cards decreased due to a proactive decision of closing out accounts without balances or transactions in prior months.

In addition, BCP has developed sales capacities in alternative channels, such as sales through telephone contact centers, which now represent 34% of total credit card sales.

4.2.3   Treasury

Treasury, foreign exchange, derivatives and proprietary trading

BCP’s Treasury function is managed through three different units in order to have strong governance, the Assets and Liabilities Management (ALM) group, the trading unit (comprised of the Foreign Exchange, Derivatives and Proprietary Trading units) and the Foreign Exchange and Derivatives Distribution Unit.

The ALM group is responsible for managing BCP’s balance sheet and for taking reasonable interest rate and liquidity risks under the oversight of our Asset and Liabilities Committee (ALCO). ALM is also responsible for maintaining our liquidity asset portfolio and compliance with LCR (Liquidity Coverage Ratio) and BIS ratio under Basel III standards. In addition, ALM group is an active participant in money markets and manages reserve requirements, BCP’s liquidity and other assets and liabilities matters. The group has been active in certificates of deposit auctions by the Peruvian Central Bank as well as in financing its funding needs through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments.

BCP’s Foreign Exchange Unit participates in foreign exchange trading in money market activities in Soles and in other currencies, and in the activity related to the different instruments designed by the Peruvian Central Bank.

BCP’s Derivatives Unit offers forwards, exchange options, interest rate swaps, cross currency swaps, as well as tailor-made derivatives for distribution to clients in both in Peru and the Andean region. BCP’s Derivatives Unit is closely supervised by BCP’s treasury risk unit, which includes professionals trained in best practices related to risk in international markets. This allows BCP to minimize risk and provide competitive prices to its clients.

BCP’s proprietary trading consists of short-term investments in securities (corporate and governmental), which includes instruments from various countries. BCP is one of the main liquidity providers in the government bond local market where it is part of the Market Maker Program of the Ministry of Economy of Peru.

BCP’s Foreign exchange (FX) and Derivatives Distribution Unit helps both individuals and companies with their foreign exchange needs (spot and hedging) through all BCP’s channels (distribution desk, branch network, agents and electronic channels). The broad portfolio of foreign exchange products provided to its ample client base has allowed the Unit to position itself as the most important in the FX business in the Peruvian market.

Additionally, as of December 31, 2015, trading securities, investments available-for-sale and investments held-to-maturity totaled S/11,075 million, which represented 9.21% of BCP’s total assets. Approximately S/9,437 million were financial instruments rated in Peru, of which nearly 49.07% were instruments from the Peruvian Central Bank (the Peruvian Government’s current rating is BBB+ in both domestic and foreign currency, according to S&P and Fitch; and A3 according to Moody’s) and approximately 41.08% had local ratings equal to or above A-. Approximately S/1,639 million of BCP’s trading securities, investments available-for-sale and investments held-to-maturity were financial instruments rated abroad, of which 72.3% held international ratings equal to or above BBB-. Approximately 85.2% of BCP’s total trading securities, investments available-for-sale and investments held-to maturity were exposed to Peru country risk; and 1.6% are exposed to United States country risk.

4.3   Lending policies and procedures

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

BCP’s individual and small business borrowers are evaluated by considering the client’s repayment capacity, a documented set of policies (including, among other issues, the client’s financial track record and the degree of knowledge of the client), and credit scores, which assign loan-loss probabilities relative to the expected return of each market segment. In BCP, about 80% of credit card and consumer loan application decisions, and about 50% of SME loan application decisions, are made through automatic means. Mortgage and the remaining portions of small business and consumer loan application decisions are made by credit officers who use credit scores and profitability models as inputs for their evaluations and report to a centralized unit.

Our success in small business and personal lending areas depends largely on BCP’s ability to obtain reliable credit and client information about prospective borrowers. The SBS has an extensive credit bureau which has expanded its credit exposure database service to cover businesses and individuals that have borrowed any amounts from Peruvian financial institutions. This database includes risk classifications for each borrower: “Normal,” “Potential Problem,” “Substandard,” “Doubtful” and “Loss.”

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

In accordance with international standards, BCP has established the limit of the lending authority based on risk rating (probability of default) and particular guarantees of the borrower. Requests for credit facilities in excess of the limits set for Credit Officers are reviewed by the Chief Operating Officer, Executive Committee or, if the amount requested is sufficiently large, by the Board of Directors.

In addition, BCP has approved concentration limits by industry, based on its target market share and loan portfolio participation.

BCP believes that an important factor in maintaining the quality of its loan portfolio is the selection and training of its loan and risk officers. BCP requires loan officers to have degrees in economics, accounting, business administration or related fields from competitive local or foreign universities. In addition, training is based on a three-month “Bank Specialization Program”. Trainees in this program are taught all aspects of banking and finance. After the training program finishes, trainees are hired as loans officers and receive specialized training in credit risk. Loan officers also receive training in specific matters throughout their careers at BCP and also through a comprehensive training program called “Triple A”. Laterally-hired officers generally are required to have prior experience as loan officers.

BCP operates in substantial part as a secured lender. As of December 31, 2015, approximately S/43.3 billion of our loan portfolio and off-balance-sheet exposure were secured by collateral, which represents 54.0% of the total loan portfolio based upon our unconsolidated figures, as compared to 53.1% in 2014 and 51.4% in 2013.

Liquid collateral is a small portion of BCP’s total collateral. In general, when BCP requires collateral for the extension of credit, it requires collateral valued at between 110% and 150% of the principal amount of the credit facility granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts.

Pursuant to a Peruvian regulation (Article 222° under Law No. 26702) that became effective in December 1998, the existence of collateral does not affect the loan classification process. For Peruvian accounting purposes, secured loans (or the portion of any loans covered by collateral) that are classified in Class “B,” “C,” or “D” risk categories or that are otherwise classified as substandard loans (see “Item 4. Information on the Company - 4.B Business Overview - (13) Selected Statistical Information – 13.3 Loan Portfolio – 13.3.7 Classification of the Loan Portfolio”) have a lower loan loss provision requirement than similar unsecured loans. If a borrower is classified as substandard or below, then BCP’s entire credit exposure to that borrower is so classified.

BCP’s internal audit division conducts selected revisions and analyses on borrower’s financial statements, consistent with the local banking regulations of the jurisdictions in which it operates.

4.4   Deposits

Deposits are principally managed by BCP’s Retail Banking Group. The main objective of BCP’s Retail Banking Group operations has historically been to develop a diversified and stable deposit base in order to provide a low-cost source of funding. This deposit base has traditionally been one of BCP’s strengths. BCP has historically relied on the more traditional, stable, low cost deposit sources such as demand deposits, savings and Severance Indemnity Deposits or CTS deposits. The nature of CTS deposits is similar to unemployment insurance. Twice a year (in the months of May and November) employers pay 50% of each employee’s monthly remuneration into the employee’s deposit account, but the employee (who is the beneficial owner of the account) may only access the account when the employment relationship ends, or under certain limited exceptions. Exceptions that have been allowed in the past include the free withdrawal of 40% of the CTS deposit made in May 2010 and 30% of CTS deposit made in November 2010. Since the year 2011, employees have been able to withdraw 70% of the excess of six gross monthly remunerations. In August 2014, extraordinary measures were established to stimulate the Peruvian economy, and employees were authorized to freely withdraw up to 100% of the excess of four gross monthly remunerations.

BCP’s extensive branch network facilitates access to this source of stable and low-cost funding. BCP’s corporate clients are also an important source of funding for BCP. As of December 31, 2015, deposits represented 68.1% of BCP’s total funding sources (including Mibanco and BCP Bolivia; 68.1% and 72.0% as of December 31, 2014 and 2013, respectively) and 63.9% of Credicorp’s total funding sources (64.1% and 67.2% as of December 31, 2014 and 2013, respectively).

4.5   Support areas

BCP’s commercial banking operations are supported by its Risk Unit, which evaluates and helps administer credit relationships, establishes credit policies and monitors credit risk. See “Item 4. Information on the Company – 4.B Business Overview — (4) BCP and Subsidiaries — 4.3 Lending Policies and Procedures.”

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

4.5.1   Information technology (IT)

BCP considers its technology platform as one of its main competitive strengths and continues to invest in this area to maintain a competitive position in the banking sector. During 2012, IT changed its operating model, outsourcing the administration and operation of the IT infrastructure, application development and maintenance of some of the applications to three companies, which are leaders in their field: IBM, Tata Consulting Services and Everis. During 2013 and 2014, IT has continued to expand the scope of its services. As a result in 2015, IT delivered more projects/requirements (56% more than 2011), met our time-to-market objectives (since 2011) and strengthened our contingency and business continuity plan.

BCP’s investments in IT reached S/199.3 million in 2013, S/126.3 million in 2014, and S/185.2 million in 2015. BCP’s expenses on IT totaled S/544.2 million in 2013, S/588.1 million in 2014, and S/648.1 million in 2015. The 9% increase in expenses in 2015 is primarily due to economies of scale in consumption of outsourced infrastructure and outsourced application development. Finally, as a result of the new operating model, our ratio of IT expenses as a percent of revenues improved from 9.4% in 2011 to 8.1% in 2015.

4.5.2   Marketing

BCP continually works to protect and strengthen the BCP brand. We are associated with key attributes such as security and trust. We are recognized as a bank with extensive experience and accessibility thanks to our 126 years in the Peruvian market and extensive channel coverage nationwide. Our experience in the market motivates us to constantly innovate and improve for our clients. In this manner, BCP aims to grow and be a leader in every retail financial market by offering the highest possible value for its clients and shareholders. During 2015, BCP focused its strategy on generating actions to become the bank with greater focus on its customers.

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

4.6   Corporate compliance

Our Corporate Compliance programs cover all companies within the Group and have been developed under a comprehensive approach based on international best practices and ethical principles and values of the corporation.

Compliance is responsible for managing the following corporate programs:

•	Anti-Money Laundering

•	International Control Lists

•	Fiscal Transparency

•	Regulatory Compliance

•	Ethics and Conduct

•	Anti-Corruption

•	Market Abuse Prevention

•	Protection of Personal Information

•	Occupational Safety and Health

•	Consumer Protection

During 2015, we focused on the following aspects of our programs:

4.6.1   Anti-money laundering

We have implemented additional controls for our high risk customers and products.

4.6.2   Fiscal transparency

In 2015, we issued the first report of US persons with accounts with us to the IRS and to the local tax authorities in each of the jurisdictions in which Credicorp operates.

We have begun making the necessary changes to comply with requirements of the common reporting standard.

4.6.3   Ethics and conduct

We created an Ethics Committee led by the Chief Compliance Officer with representation from various units of the bank. This Committee is responsible for reviewing cases related to breaches of conduct and for overall oversight of the Ethics Program.

4.6.4   Market abuse prevention

Policies and procedures related to the management of conflicts of interest in investment banking operations were revisited and strengthened to ensure controls were adequate.

4.6.5   Protection of personal information

New controls were implemented in relation to data bases, individual consents, contracts with suppliers, and confidentiality agreements. In addition, we reinforced our training to staff on this issue.

4.6.6   Occupational safety and health

In the Occupational Safety and Health program, we reinforced training of safe and healthy environments, and deployed controls on ergonomics, hazards, protection against solar radiation and protection of pregnant women and the disabled. We also have the active participation of the members of the OSH Committee who supervise the annual program and the investigation of accidents and incidents as well as proposals for improvements for the benefit of all.

4.6.7   Consumer protection

In relation to the Dodd-Frank Act, we completed our Volcker Rule Policy that regulates the trading carried out by all our companies.

(5)   Atlantic Security Bank (ASB)

ASB is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment. It was incorporated in September 1984 in the Cayman Islands and principally serves Peruvian-based customers. ASB has an international licensee branch in Panama, through which it conducts all commercial business.

As of December 31, 2015, ASB had total assets of S/6,984.8 million and shareholders’ equity of S/713.4 million. As of December 31, 2014, ASB total assets and shareholders’ equity reached S/5,670.7 million and S/633.1 million, respectively (compared with S/4,987.1 million and S/559.9 million, respectively, as of December 31, 2013). ASB reported a net income of S/150 million in 2015, lower than the S/159.4 million earned in 2014 but higher than the S/137.5 million earned in 2013.

ASB’s customers have traditionally provided a stable funding source, as many are long-time customers who roll-over deposits on a permanent basis. As of December 31, 2015, ASB had approximately 3,216 customers, 94% of whom were Peruvian. ASB deposits reached S/5,346 million in 2015, up from S/4,815.6 million in 2014 and S/4,037.8 million in 2013.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities represent a distant second in terms of portfolio allocation, while equity and hedge-fund positions, though present, are less relevant. As of December 31, 2015, ASB’s investment portfolio was S/2,891.0 million, compared to S/2,650.2 million as of December 31, 2014 and S/2,398.7 million as of December 31,2013.

Third-party asset management is an important activity for ASB. Total assets under management (AuM) reached S/12,539.8 million as of December 31, 2015, compared to S/13,457.7 million as of December 31, 2014 and S/10,542.1 million as of December 31, 2013. These assets comprise a range of unsolicited securities directly to ASB, in which case ASB acts as an intermediary in the management and custody of these investments in fixed income and variable income securities.

ASB also maintains a sizable loan portfolio. Total loans were S/2,808.9 million, S/2,520.4 million and S/2,197.8 million at year-end 2015, 2014 and 2013, respectively. At the end of 2015 approximately 99.9% of these loans were guaranteed by customers’ deposits or investments. At year-end 2015, ASB had no unsecured loans. This level of collateralization is reflected in ASB’s level of non-performing loans, which is consistently less than 1% of its total loan portfolio. The majority of ASB’s loans are granted to Peruvian individuals and companies, while those that are not are directed exclusively to Latin American borrowers.

ASB’s overall investment strategy, the general profile of its investment portfolio and its specific investment decisions are reviewed on a monthly basis by an investment committee. Its credit risk by counterparty, including direct and indirect risk, is evaluated on a consolidated basis and covers all activities that generate credit exposure such as interbank placements, commercial loans and securities investment. Market, liquidity and operational risks are monitored by ASB’s Risk Management Unit, which in turn reports to and is supervised by a Corporate Risk Committee, an Asset-Liability Committee and the Board of Directors.

(6)   Grupo Pacifico

Grupo Pacifico is the second largest Peruvian insurance company, with a market share of 23.03% based on written premiums in 2015. This market share calculation includes premiums from Pacifico Seguros Generales, Pacifico Vida and Pacifico EPS and represents our total market share in the insurance market and the healthcare sector.

Grupo Pacifico achieved net income of S/349.5 million in 2015, 69.8% higher than the S/205.9 million reported in 2014 (S/106.9 million in 2013). The aforementioned is a result of: (i) a non-recurring income of S/99.1 million which came from the agreement between Grupo Pacifico and Banmedica from Chile; and (ii) higher net income registered in both, the P&C and Life insurance businesses.

The evolution of the P&C business was due to: (i) an increase in net earned premiums in all lines of business, (ii) a drop in the loss ratio mainly in the automobile business line associated with the adjustment of the product’s pricing model and efficiencies in the underwriting process, and (iii) a higher underwriting income because of the reinsurance profit sharing registered in the P&C business.

The life insurance business registered similar net earnings due to higher written premiums, lower operating and acquisition expenses, higher financial income and a favorable exchange rate. Nevertheless, this effect was offset by an increase in the loss ratio. The higher written premiums were registered in all lines of business, particularly in the Disability and Survivor business line due to the tender process where Pacifico Vida was selected to manage disability, survival and burial expenses. This effect not only generated an increase in written premiums, but also an increase in the loss ratio. In addition, we achieved a higher financial income due to an increase in portfolio and interest rate and a decrease in the operating expenses ratio as a result of controlling expenses which is part of the company’s effort to achieve operating efficiency

Finally, as a result of the agreement with Banmedica, Grupo Pacifico registers the net income of health businesses as a “net gain from associates”, which is composed of the following elements:

(i)	The contribution of 50% of the net income generated by the healthcare plans and medical services businesses, which are managed by Banmedica, as a “net gain from associate” (approximately S/23.1 million in 2015);

(ii)	A deduction of 50% of the net income generated in the private health insurance business, which Grupo Pacifico manages, register as “financial expenses” (approximately S/10.1 million in 2015); and

(iii)	Income of approximately S/99.1 million in net terms, as a result of the positive impact on the company’s net worth due to the agreement between Grupo Pacifico and Banmedica.

Grupo Pacifico’s main reinsurers in 2015 were Swiss Re, Munich Re, Hannover Re, Gen Re, Scor Global Life, Everest Re, Arch Re and the AIG group. Grupo Pacifico’s total premiums ceded to reinsurers represented 16.6% of gross group written premiums in 2015.

6.1   Written premiums

S/ in thousands	2013	2014	2015
TOTAL WRITTEN PREMIUMS (1)	3,082,126	3,156,365	2,719,809
Health Insurance (2)	978,986	1,082,323	360,481
Individual Annuity Line	288,147	343,294	378,763
Automobile	325,777	331,850	336,667
Credit Life	227,120	259,636	300,363
Individual Life	224,936	254,960	300,117
Fire and Allied Lines	207,754	244,978	241,487
Group Life	163,542	177,875	193,952
Others	665,864	461,450	607,980

(1) Without eliminations.

(2) In 2015, Grupo Pacifico does not consolidate the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) and those results are not included here. In 2015, Health insurance only includes Medical Assistance.

Grupo Pacifico reported written premiums of S/2,719.8 million in 2015, which represent a 13.8% decline compared to 2014’s figure. This declination was basically as result of the control loss of Pacifico EPS, related to the agreement with Banmedica (See Item 4. Information on the Company - 4.B. Business Overview – (1) Credicorp Operating segments – 1.2 Insurance).

6.2   Claims and Reserves

In 2015, Grupo Pacifico’s net loss ratio reached 58.9%, which decreased compared to the 63.3% and 66.7% recorded in 2014 and 2013, respectively.

Net Loss Ratio(1)	2013	2014	2015
Pacifico Seguros Generales	62.0%	56.8%	52.4%
Pacifico Vida	39.3%	29.5%	38.2%
Pacifico EPS	82.6%	83.9%	-
Grupo Pacifico(2)(3)	66.7%	63.3%	58.9%

(1)	Net claims / Net earned premiums
(2)	2015 figure does not include Pacifico EPS results due to the agreement with Banmedica.
(3)	Figures do not include eliminations for Credicorp’s consolidation purposes.

Pacifico Seguros Generales’s net loss ratio decrease is attributable to a better risk selection in the Automobile line and good use of facultative reinsurance. Also, the increase in net loss ratio of Pacifico Vida is explained by the result of the tender where Pacifico Vida was selected to manage disability, survival and burial expenses in the private pension system under a collective insurance policy (called SISCO).

Grupo Pacifico is required to establish (i) claims reserves related to pending claims in its P&C business, (ii) reserves for future benefit obligations under its in-force life and accident insurance policies, (iii) unearned premium reserves related to that portion of premiums written that is allocated to the unexpired portion of the related policy periods, and (iv) unallocated loss adjustment expenses (collectively, “Technical Reserves”). Grupo Pacifico establishes claims reserves with regard to claims when reported, as well as for incurred but not reported (IBNR) claims.

Grupo Pacifico records as liabilities in its financial statements actuarially determined reserves calculated to meet its obligations under its life and accident policies and its pension fund underwriting business. These reserves are determined using mortality tables, morbidity assumptions, interest rates and methods of calculation in accordance with international practices.

Pursuant to SBS regulations, Grupo Pacifico establishes pre-event reserves for catastrophic risks with respect to earthquake coverage. In accordance with IFRS principles, the pre-event reserves and income charges for these catastrophic reserves are not considered in Credicorp’s consolidated financial statements.

Grupo Pacifico evaluates its reserves estimates on a periodic basis, by third party experts and by means of sensitivity analysis, IBNR’s sufficiency analysis (backtesting) and explanation of variations. As a Management control, reserves are evaluated by Towers Watson every two years to evaluate whether there have been any deviations from our estimates up to the date of the evaluation.

6.3   Underwriting, clients and reinsurance

Underwriting guidelines for substantially all P&C and health insurance risks are developed by profit centers in conjunction with the actuarial staff. Pacifico Seguros Generales has engineering staff, which inspects most medium and medium-to-large commercial property insured risks prior to underwriting, whereas third party surveyors are employed to inspect smaller risks and/or lower risk property. Underwriting guidelines, rates and approval thresholds for these types of insurance are periodically reviewed by the profit centers with the actuarial staff, and informed to the risk committee.

Pacifico Seguros Generales transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposures on large individual risks. Reinsurance is placed with reinsurance companies based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. The P&C business acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements, and/or to interests of Peruvian clients in the Latin American region.

Historically, Pacifico Seguros Generales has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In addition, in 2012 Pacifico Seguros Generales negotiated proportional reinsurance support for this portfolio, which it maintains as of December 31, 2015. Pacifico Seguros Generales has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Grupo Pacifico’s financial condition and/or its operations.

In Pacifico Vida holds excess of loss reinsurance contracts for Individual Life, Personal Accident, Group Life and Credit Life products; and in the case of Work Compensation Risk Insurance, it holds a quota share contract. Catastrophic reinsurance contracts cover all the company’s lines (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the Individual Annuity line. Premiums ceded to reinsurers represented less than 2.7% of written premiums in 2015.

6.3   Investment portfolio

Grupo Pacifico’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. Grupo Pacifico manages its investments under three distinct portfolios, designed to contain sufficient assets to match the liabilities of the group’s property and casualty, life and annuities lines, and health care lines. Each portfolio is managed under the authority of its own committee, which reviews portfolio strategy on a monthly basis. Grupo Pacifico invests in local and international markets, emphasizing investments in Peru, the U.S. and Latin America. Grupo Pacifico has adopted strict policies related to investment decisions. Its investment strategies and policies are reviewed and approved by Grupo Pacifico’s Board of Directors. Senior management also takes a leading role in devising investment strategies.

As of December 31, 2015, the market value of Grupo Pacifico’s investment portfolio was S/7,716 million, which included mainly S/403.5 million in equity securities, S/1,056.2 million in investment properties, and S/6,256 million in fixed income instruments. The portfolio is well diversified and it follows an asset-liability management strategy which is based on matching assets (portfolio) and liabilities (reserves) cash flow and duration matching, currency matching and improving the capital structure of the company. Grupo Pacifico’s financial income increased 0.1% in 2015 (S/337.6 million in 2015, S/337.2 million in 2014, and S/332.3 million in 2013).

(7)   Prima AFP

In 2012, the Peruvian Government published the Law to Reform the Private Pension System (SPP). The law sets forth a new process by which individuals, which are called affiliates, may become beneficiaries affiliated with the SPP. Under the new law, tenders are held every 24 months to determine which company will have the exclusive right to manage the accounts of new SPP affiliates for a two year period. A competitive bidding process took place in September 2012 to determine which company would manage the accounts during a transitional period from September 2012 through the end of January 2013 (subsequently extended to May 2013). Prima AFP won the September tender and managed the accounts of new affiliates during the transitional period.

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

In May 2013, the process requiring affiliates to choose a fee scheme ended. A new fee scheme was established for the system. Prima AFP’s fee scheme in 2015 is as follows, each of which is a mutually exclusive options:

•	Fee based on flow: 1.60% of the affiliate’s monthly remuneration.

•	Mixed Fee: composed of a flow fee of 1.19%, of the affiliate’s monthly remuneration, plus an annual fee of 1.25% of new contributions (generated as of February 2013 for new affiliates to the system and beginning in June 2013 for old affiliates who have chosen this commission scheme).

In 2015, Prima AFPs commercial efforts focused on its relationship with affiliates by providing them with simple, timely and personalized communications. Additionally, Prima AFP prioritized SPP education and disseminated information more actively about SPP features both to our affiliates and to the general public. The monthly insurable remuneration (RAM by its Spanish initials) indicator decreased from 33.1% in 2014 to 31.6% in 2015. In terms of collections, Prima AFP experienced a decrease in its market share from 32.6% in 2014 to 31.9% in 2015. The reductions in both were primarily a result of the entrance of a new competitor in 2013, who won the last 2 tenders for new affiliates.

Prima AFP managed 1.5 million affiliate accounts in 2015, similar to the number of affiliate accounts managed in the previous year. This represented a 24.4% market share.

Funds under management (FuMs) at Prima AFP increased from S/36.7 billion as of December 31, 2014 to S/39.3 billion as of December 31, 2015 (7.1%). In 2013, this indicator reached S/32.4 billion. By year-end 2015, Prima AFP’s market share of total FuMs was 31.7%. The profitability of our funds in the 12 months ended December 31, 2015 was 4.3%, 4.9% and 1.3% for Funds 1, 2 and 3, respectively.

Given that pension funds are long-term investments, it is best to observe their returns over a long period. For the 9 years ended December 31, 2015, covering the life of Prima AFP’s three funds to date, nominal annual profitability has been 6.25%, 7.15% and 6.4% for Funds 1, 2 and 3 respectively. These figures place the company first, second and third, respectively, for profitability in the SPP system.

In 2015, Prima AFP registered total revenues of S/402.2 million (S/391.9 million in 2014 and S/368.8 million in 2013) and net income of S/162.1 million (S/153.4 million in 2014 and S/137.8 million in 2013). This was accomplished by expanding Prima AFP’s revenue base and controlling its operating expenses. Net income incorporates a tax change decreed by the Peruvian government, which cut corporate income taxes as of 2015. The statutory tax rate for 2013 and 2014 was 30%, and for 2015 it was 28%.

(8)   Credicorp Capital

In 2015, Credicorp Capital continued establishing itself in the MILA markets, through:

▪	Its position as first in trading volume on the bond markets of the three countries, and first, second and third in trading on the equity markets in Peru, Colombia and Chile, respectively;

▪	Participating in actively advising major companies in the region in their funding, issuances and transactions

The largest transaction was Issuance of Corporate Bonds – YURA. Also we strengthened our regional presence by participating in key deals for the MILA region: Structured Finance – Telefonica, Structured Finance - The Carlyle Group, Financial Advisory – Enersis, and the sale of BredenMaster company to TeamFoods Company.

With regard to the asset management business, as of December 31, 2015 Credicorp Capital Peru posted AuMs of S/17,414 million, of which S/8,774 million corresponded to mutual funds (that represent a market share in Peru of 42.6%), and S/8,640 million in investment funds managed. Credicorp Capital Colombia posted AuMs of S/5,423 million, including S/3,026 million in mutual funds and S/2,397 million in investment funds managed. Finally, IM Trust posted AuMs of S/7,505 million, including S/816 million in mutual funds and S/6,689 million in investment funds managed. In regards to assets under custody, Credicorp Capital posted a total of S/38,885 million, of which Credicorp Capital Perú represented 78%, Credicorp Capital Colombia 12% and IM Trust 10%.

	2013	2014	2015
	Soles in millions
AuM - Credicorp Capital Peru(1)	11,600	14,778	17,414
AuM - Credicorp Capital Colombia	5,089	5,335	5,423
AuM - IM Trust	3,878	5,453	7,505
Total AuM - Credicorp Capital	20,567	25,566	30,342

Total AuC - Credicorp Capital	34,012	36,789	38,885

(1)	Includes AuMs for which there is a service agreement between ASB and Credicorp Capital for the latter to perform functions as Portfolio Manager (ASB funds in million of Soles are: S/4,223, S/5,683 and S/5,302 in 2013, 2014 and 2015, respectively).
(2)	Asset under custody.

The Sales and Trading business had mixed results because the environment was not the best for transactions and market-making of fixed-income securities. However, we made significant revenue in FX and derivatives by taking advantage of the volatility of the exchange rate.

Additionally, in 2015, our broker in Peru reaffirmed its market share leadership in trading activity, with 28.3% and 37.9% shares in equities and fixed income, respectively. Likewise, the brokerage firm in Colombia reached first place in fixed income and second place in equities. In Chile, the broker remained first in fixed income, and reached third place in equities.

	2013	2014	2015
	Soles in millions
Equity securities - Credicorp Capital Peru	3,712	9,430	3,683
Fixed income - Credicorp Capital Peru	2,183	2,455	2,303
Equity securities - Credicorp Capital Colombia	26,794	20,436	15,582
Fixed income - Credicorp Capital Colombia	250,787	185,860	147,111
Equity securities - IM Trust	12,383	15,588	14,434
Fixed income - IM Trust	13,039	13,436	16,872

8.1   Put and call options over non-controlling interest

In prior years, we acquired a controlling interest in Credicorp Capital Colombia and IM Trust. The purchase agreements through which we acquired a controlling interest in these entities include put and call options to acquire the remaining non-controlling interests.

As of December 31, 2015, financial liabilities related to put options granted to non-controlling interests of Credicorp Capital Colombia and IM Trust amounted to S/242.2 million and S/243.9 million, respectively. As of December 31, 2014, financial liabilities related to put options granted to non-controlling interests of Credicorp Capital Colombia and IM Trust amounted to S/204.8 million and S/211.4 million, respectively. As of December 31, 2013, the financial liabilities amounted to S/159.6 million and S/181.1 million for Credicorp Capital Colombia and IM Trust, respectively and as of December 31, 2012 the liabilities were S/151 million and S/159.6 million, respectively.

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

In 2014, the purchase agreements were amended to make the exercise dates, multiples and financial information used to compute multiples the same for both Credicorp Capital Colombia and IM Trust.

The exercise dates of the put options by holders of non-controlling interests in Credicorp Capital Colombia and IM Trust are:

(i)	between July 15 and 23, 2016;
(ii)	between October 15 and 23, 2016; and
(iii)	between January 15 and 23, 2017.

Credicorp can exercise its call options between January 24 and 31, 2017.

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

In 2014, ICBC Group established its first subsidiary in Peru, ICBC Bank Peru, and became the first Chinese-owned bank entering the Peruvian financial system. In February 2014, Financiera Edyficar reached an agreement with Grupo ACP Corp to buy the shares that they held in Mibanco (60.68% of total shares). In May 2014, the SBS started an intervention to the municipal savings bank Pisco (CMAC by its Spanish initials), due to its financial instability and the failure of the Financial Recovery Plan. This CMAC was acquired by Financiera TFC.

Finally, the integration of Mibanco and Edyficar took place on March 2, 2015. Also, in 2015, the SBS intervened in the CRAC Caja Señor de Luren due to losses of more than 50% of its capital stock. This CRAC was acquired by CMAC Arequipa Financiera. In July 2015, CRAC Credinka merged with Financiera Nueva Vision, the new entity operates as a financial firm by the name of Financiera Credinka. In October 2015 the financial firm Financiera TFC merged with CRAC Libertadores de Ayacucho.

While new entries into the Peruvian banking system over the last two years have not been as pronounced as in previous years, there is evidence that foreign-owned banks are taking steps to begin operations in the Peruvian market. For example, Itaú Unibanco, Bladex, Morgan Stanley Bank, Bank of Tokyo Mitsubishi and Sumitomo Mitsui Banking opened representative offices in Peru.

9.1.2   Peruvian financial system

According to the SBS, as of December 31, 2015, the Peruvian financial system is composed of 61 financial institutions and three state-owned banks (not including the Peruvian Central Bank): Banco de la Nacion, COFIDE and Banco Agropecuario.

	As of December 31, 2015
	Number of	Assets	Deposits	Loans
	entities	(Soles in million)
Mutiple Banking	17	358,820	210,767	226,589
Financial firms	11	11,126	4,989	9,245
Municipal savings banks	12	18,993	14,606	14,695
Rural savings banks	7	639	489	463
Edpymes	12	2,117	-	1,825
Leasing companies	2	542	-	462
Total	61	392,238	230,848	253,279

(i)   Multiple banking

Major Peruvian Banks	As % of Peruvian Financial System (1)			As % of Multiple Banking
as of December 31, 2015	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	30.7%	30.6%	30.0%	33.6%	33.5%	33.6%
BBVA Banco Continental	20.7%	20.5%	19.6%	22.6%	22.4%	22.0%
Scotiabank Perú	14.6%	13.6%	14.6%	15.9%	14.9%	16.3%
Interbank	10.6%	11.0%	9.9%	11.6%	12.1%	11.1%
Banco Interamericano de Finanzas	2.9%	3.2%	3.2%	3.1%	3.5%	3.6%
Mibanco	2.8%	2.6%	3.1%	3.1%	3.5%	3.6%

(1) Excludes stated-owned banks.

Source: SBS

As of December 31, 2015, BCP stand-alone ranked first among all Peruvian banks in terms of assets, deposits and loans.

In 2015, the Peruvian banking system reported a balance of loans of S/152,066 million in local currency and US$21,848 million in foreign currency. These figures represented an annual expansion of loan balances of 37.8% and a decrease of loan balances of 21.2%, respectively (20.3% and -0.4%, respectively, from December 31, 2013 to December 31, 2014). As a result, the dollarization of loans reached 32.9% at the end of 2015 (compared to 42.9% in 2014 and 45.9% in 2013). Nevertheless, as of December 31, 2015, the total amount of multiple banking deposits was S/210,767 million, which represented a dollarization rate of 52.9% (compared to 47% in 2014 and 47.4% in 2013).

BCRP, as part of its loan de-dollarization plan, has defined de-dollarization targets to be reached by the end of June 2015 and the end of December 2015 in two books: (i) the total FC portfolio with certain exceptions (excludes loans for foreign trade and loans issued for more than 3 years for amounts that exceed US$10 million); and (ii) the mortgage and car portfolios as a whole. In the case of FC total loans, with the exceptions, the reduction target is calculated based on period-end balances (in Peru GAAP) as of September 2013. The reduction target for the joint portfolio of mortgage and car loans is calculated with period-end balances (in Peru GAAP) as of February 2013. However, compliance levels for both targets are calculated using average daily balances.

To help decrease loans’ dollarization, BCRP has created expansion and substitution repos, which allow banks to increase the amount of local currency (LC) loans, and to replace foreign currency (FC) loans for Soles loans, respectively. BCRP increased the supply of these instruments during the second quarter of 2015 to maintain liquidity in LC. BCRP not only increased the volume of these instruments but also improved their conditions, mainly in terms of duration. Initially, repos were short-term transactions (less than a year), now they are mid-term (between one and four years).

Peru’s capital ratio (regulatory capital/risk-weighted assets) reached 14.17% as of December 31, 2015, which was above the 10% legal minimum that became effective in July 2011. This represented an increase of 4 basis points from the capital ratio reported at the end of December 2014 (14.13%). In 2014, the ratio increased 44 basis points from the ratio of 13.69% as of December 31, 2013.

Peru’s loan portfolio quality indicators deteriorated in 2015. As of December 31, 2015, internal overdue ratio reached 2.54%, 7 basis points more than the ratio reported as of December 31, 2014 (2.47%). At the end of 2014, the ratio increased 33 basis points compared to December 31, 2013 (2.14%). Also, the internal overdue, refinanced and re-structured loans over total loans ratio was 3.6% as of December 31, 2015, 10 basis points higher than the figure reported aat year end 2014, 3.5% (3.1% in 2013). Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 166.6% as of December 31, 2015 (compared to 165.0% as of December 31, 2014 and 188.1% as of December 31, 2013).

Finally, the liquidity of the banking system remained at high and comfortable levels. The local currency liquidity ratio and foreign currency liquidity ratio closed 2015 at 26.5% and 46.6%, respectively (24.4% and 54.7% in 2014; and 30.8% and 56.1% in 2013, respectively). These ratio levels were well above the minimums required by SBS regulations (8% in local currency and 20% in foreign currency).

(ii)   Other financial institutions

BCP faced strong competition from these credit providers, primarily with respect to consumer loans and small and micro-business loans.

Small and micro-business loan providers lent S/11.4 billion in 2015, compared to the S/17.2 billion in 2014 and S/15.7 billion in 2013. In 2015, overall small and micro-business loans to customers of other financial institutions represented 17.3% of the total in the financial system (compared to 55.0% in 2014 and 50.9% in 2013).

Consumer loan providers lent S/7.6 billion in 2015, compared to the S/6.9 billion and S/6.2 billion in 2014 and 2013, respectively. In 2015, overall loans to consumers of other financial institutions represented 16.3% of total loans in the financial system (compared to 17.1% in 2014 and 17.3% in 2013).

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

In addition, Peruvian companies have gained access to new sources of capital through local and international capital markets. In recent years, AFPs’ funds under management and mutual fund assets have increased at rates over those experienced by the banking system. The private pension fund system in Peru reached S/124.1 billion as of December 31, 2015 (representing 8.4% year-over-year increase) from S/114.5 billion in 2014 and S/102.1 billion in 2013. Total mutual funds assets reached S/21.1 billion as of year end 2015, S/18.7 billion as of year end 2014, and S/16.5 billion as of year end 2013.

9.3   Investment banking

In 2015, Credicorp Capital consolidated its structure around its business units. Currently Credicorp Capital is organized around three main business units: Asset Management, Sales & Trading and Corporate Finance. In addition, we have organized a regional platform support team, structured and integrated regional sales force and have a centrally managed Treasury.

In the Asset Management business, Credicorp Capital continued its development of alternative funds, strengthening its position in the following funds: Fondo Infraestructura en Credicorp Capital Colombia, Fondo Inmobiliario en Credicorp Capital Perú, Fondo Raices en Credicorp Capital Chile and Fondo Kimco en Credicorp Capital Chile. As of December 31, 2015, in the Mutual Funds business, Credicorp Capital Peru maintains it leadership with a market share of 41.4% of total market AuMs.

The Sales and Trading business had mixed results because the economic environment was not the best for securities transactions and market-making of fixed-income securities. However, we made revenues in FX and derivatives by taking advantage of the volatility of the exchange rate. Additionally, in 2015, our broker in Peru reaffirmed its market share leadership, with 28.3% and 37.9% shares in equities and fixed income, respectively. Likewise, the brokerage firm in Colombia reached first place in market share in fixed income and the second in equities. In Chile, the broker remained first in market share in fixed income, and reached third place in market share in equities.

In the Corporate Finance business, our position was consolidated through the structuring of significant financing operations in Peru and Colombia. The year was also positive for M&A activity in Chile.

9.4   Insurance

The Peruvian insurance market is highly concentrated. As of November 30, 2015, four companies commanded 82.3% of the market share by premiums, and the leading two had a combined market share of 58.7%. Together, Pacifico Seguros Generales and Pacifico Vida constituted the second largest insurance company in Peru with a 22.8% market share. Peruvian insurance companies compete principally on the basis of price, as well as on the basis of brand recognition, customer service and product features. Grupo Pacifico’s insurance businesses believe that their competitive pricing, strong and positive image, and quality of customer service are significant aspects of their overall competitiveness. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, Grupo Pacifico believes that in the long-term foreign competition will increase the quality and strength of the industry. Grupo Pacifico believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

However, competition in the Peruvian insurance industry has increased substantially since the industry was deregulated in 1991, with particularly strong competition in the area of large commercial policies, for which rates and coverage typically are negotiated individually. A loss by Grupo Pacifico to competitors of even a small number of major customers or brokers could have a material impact on Grupo Pacifico’s premium levels and market share.

(10)   Peruvian government and economy

While we are incorporated in Bermuda, most of BCP’s and Grupo Pacifico’s operations and customers are located in Peru. Although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Therefore, the results of our operations and our financial health could be affected by changes in economic or other policies of the Peruvian government. We are also exposed to other types of changes in Peruvian economic conditions, such as the depreciation of the Sol relative to the U.S. Dollar or social unrest related to extractive industries such as mining. The level of economic activity in Peru is also very important for our financial results and the normal conduct of our business.

10.1   Peruvian government

During the past several decades, Peru has had a history of political instability that has included several military coups and multiple government changes. On many occasions, government changes have taken place in order to alter the nation’s economy, financial system, agricultural sector, etc. See “Item 3. Key Information - 3.D Risk Factors”. In 1987, President Alan García attempted to nationalize the banking system, including BCP. At that time, the majority shareholders of BCP sold a controlling interest in BCP to its employees, which prevented the government from assuming control of BCP.

Starting in 1990, President Alberto Fujimori implemented a series of market-oriented reforms; since that time, they have for the most part remained in place. See “Item 3. Key Information — 3.D Risk Factors”. After President Fujimori resigned in November 2000 following a series of corruption scandals, a transitory government was arranged and elections were called in April 2001. Alejandro Toledo won elections and took office that year, maintaining most of the economic policies of the prior decade. In 2006, former president Alan García was elected again and, unlike his first term in the 1980s, maintained the same market-oriented economic policies of prior governments.

In 2011, Ollanta Humala was elected president. While his initial proposals as a candidate were designed to radically change the existing market-oriented policies and move toward a more state-run economy, his first cabinet upon taking office reflected a change in approach, especially after he chose Luis Castilla, who had worked in the previous administration as Deputy Finance Minister, to serve as Minister of Finance. President Humala also decided to ratify the Central Bank’s president, Julio Velarde, which was perceived as an attempt to gain confidence from business leaders and financial markets. Both appointments contributed to a recovery in Peru’s investment climate, which had deteriorated during the presidential campaign. Economic growth in 2011 and 2012 reached 6.5% and 6.0%, respectively, and both rates were seen as being in line with the country’s potential output. In 2013, however, the economy’s growth rate decelerated to 5.8% amid concerns about metal prices (especially gold, which fell 28.3% that year), monetary policy in the United States and Chinese growth, which also affected the performance of other emerging markets. In 2014, supply-side shocks in the mining and fishing industries led to a 2.1% contraction in the primary sector, its worst performance since 1992. This added to the pressures of a difficult international environment and as a result the economy grew 2.4%. In 2015, the GDP grew close to 3.3%, as economic activity was boosted by primary sector growth (6.6%). The partial reversal of the supply-side shocks experienced during 2014 and the increase of production capacity in the copper industry due to the result of operations of the mines in Toromocho and Constancia, and the ramp-up of Cerro Verde’s expansion, contributed to the GDP growth in 2015.

New presidential elections will take place his year. On April 10th, in the first round election, Keiko Fujimori and Pedro Pablo Kuczynski received first and second place, respectively. A second (and final) round election between these two candidates is scheduled to be held on June 5th. In general, each candidate has proposed to maintain the current economic model. This model includes: (i) maintaining the Constitution and respect already signed trade agreements, (ii) bolstering private investment, (iii) decreasing the extent of the informal economy, and (iv) estimulating productive diversification. However, uncertainty persists regarding the capacity of the new Government to implement proposals once elected.

10.2   Peruvian economy

The adoption of market-oriented macroeconomic policies since the early 1990s and a positive outlook for Peru’s economy among international investors has allowed Peru to grow at an average rate of 5.8% over the last decade (2006-2015). Peru’s economy even experienced a positive albeit small growth rate during the global financial crisis in 2009 (0.9%). In subsequent years, and as international financial conditions improved and growth resumed in most economies, Peru continued to outperform the global economy, growing 6.0% in 2012 and 5.8% in 2013. In 2014, the economy decelerated and grew 2.4% as a result of lower international prices for metals, supply-side shocks in the mining, fishing and coffee industries and a contraction of public investment at the subnational level. In 2015, the economy grew 3.3%, at a faster pace compared to 2014 due to the growth in the primary sector.

Peruvian economic policy is based on three pillars: trade policy, fiscal policy and monetary policy.

Peru’s has maintained an open trade policy for more than two decades. In 2007, Peru signed a Free Trade Agreement (FTA) with the United States and made permanent the special access to the U.S. market previously enjoyed under the Andean Trade Promotion and Drug Eradication Act (ATPDEA). The FTA entered into effect in 2009. Trade between Peru and the United States was US$5.0 billion in 2015 (14.5% of total exports from Peru). Another trade agreement was signed with China in 2009 and entered into effect in 2011. Trade between China and Peru reached US$7.3 billion in 2015 (21.5% of total exports). In addition, Peru has also signed trade agreements with the European Union, Japan, South Korea, Singapore and Thailand, among others. Within Latin America, Peru has trade agreements with Chile, Colombia and Mexico and is a founding member of the Alliance of the Pacific together with these other three countries. Furthermore, the country is part of the Trans-Pacific Partnership, a trade agreement involving twelve Pacific Rim countries.

In 2015, exports declined 13.6% when compared to 2014, to US$34.2 billion. Imports amounted to US$37.4 billion, falling 8.7% year-over-year. In this context, the 2015 trade deficit was US$3.2 billion. The trade balance fell 6.3% when compared to the previous year. The weak trade balance continued to affect the current account’s results, which closed the year with a deficit equivalent to 4.4% of GDP.

Peruvian policymakers have also maintained an orthodox approach with regards to fiscal policy and government spending. The debt-to-GDP ratio has fallen from 51.1% in 1999 to 23.3% in 2015 as the government cut its spending and privatized some state-run enterprises. The fiscal position has also benefited from the accumulation of surpluses over the major part of the last decade. In 1999, Congress approved the Law of Fiscal Responsibility and Transparency, which includes the following rules: (i) the fiscal deficit cannot exceed 1% of GDP; (ii) spending corresponding to government consumption cannot grow above 4% in real terms; and (iii) in years in which general elections take place, government spending in the first seven months of the year shall not exceed 60% of the budget for such year. In 2013, these measures were further refined, following the best international practices, with the approval of the Law Strengthening Fiscal Responsibility and Transparency, which introduced a structural-guidance approach based on the evolution of structural commodity prices and potential GDP and established that the structural fiscal deficit cannot exceed 1% of GDP. While the 1999 framework helped the country to reduce its debt levels, the changes introduced in 2013 allow for the implementation of counter-cyclical policy (when a negative output gap of more than 2% of potential GDP exists, the spending limit can be adjusted by, at most, 0.5% of GDP, and corrective measures should be employed once the output gap falls below 2%) and delineates the responsibilities of national, regional and local governments (the latter two can only borrow for capital projects and debt cannot exceed the four-year moving average of annual revenues). In March 2016, Congress approved the bill that establishes the gradual convergence of the structural deficit for 2017 (1.5%, previously 2.5%) and 2018 (1.0%, previously 2.0%). These rules, together with low debt levels and savings of about 15% of GDP have allowed Peru to not only retain its investment grade status but also to improve its credit rating, standing at BBB+ for Standard & Poor’s as well as Fitch Ratings and A3 for Moody’s.

In 2015, the non-financial public sector reported a deficit equivalent to 2.1% of GDP, compared to a 0.3% of GDP dficit in 2014, and after registering a surplus of 0.9% of GDP in 2013. This is the second deficit registered since 2010 and is the result of a decrease of 7.7% in real terms of fiscal revenues due to the 20.7% fall of corporate income tax revenues. Public expenditure grew 1.2% in real terms, however general government public investment fell 12.5%. The deficit was also explained by the fiscal stimulus package announced by the government in late 2014 in order to boost expectations and private investment. This package of measures included: (i) reducing taxes, (ii) increases in expenditure that were not contemplated in the Budget Bill, and (iii) continuity and maintenance of investments. The main tax measures included modifications to corporate income tax to encourage earnings reinvestment and investment: corporate income tax rate will be gradually reduced from 30% to 26% by 2019 (in 2015, it fell to 28%) while the dividend rate will increase from 4.1% to 9.3% in 2019 (in 2015 it increased to 6.8%). Personal income tax rates also fell in the low income segment from 15% to 8%. Additionally, steps have been taken to simplify the system for Value Added Tax (IGV by its Spanish initials) withholding to free up resources in the private sector for the equivalent of 0.4% of GDP.

Monetary policy is the responsibility of the BCRP. The BCRP is officially autonomous and presides over a system of fractional reserve banking. In 2002, BCRP set an inflation target of 2.5% (+/-1%), which it later reduced to 2.0% (+/-1%) in 2007. The 2.0% target is the lowest in Latin America and reflects the Central Bank’s commitment to price stability. BCRP also has considerable foreign reserves, equivalent to approximately 32% of GDP as of year end 2015 and other mechanisms to provide liquidity to Peru’s domestic financial system. The Central Bank also sets regulations for the financial system, including pension funds, in coordination with the SBS. Finally, the currency regime in Peru does not have currency controls or barriers to capital inflows but has the Central Bank as an important player in the market, selling or buying foreign currency in order to soften volatility.

During 2015, and in response to growing inflation and inflation expectations for 2016-2017, BCRP made two hikes to its reference rate, from 3.25% to 3.50% in September, and from 3.50% to 3.75% in December; in January and February 2016 the BCRP made additional increases to 4.25%. It also lowered reserve requirements in local currency from 9.5% at the close of 2014 to 6.5% at the end of the second quarter of 2015. Inflation in 2015 was 4.4%, which is higher than BCRP’s target (2.0% +/- 1pp); nevertheless, the variation in prices was lower than that observed in other countries in the region such as Colombia (6.8%), and Brazil (10.7%). Also, at the end of 2015, the exchange rate was at S/3.414 (Sol / U.S. Dollar), which represents an annual depreciation of 14.6%. However, currency depreciation in 2015 was lower than that seen in Peru’s regional peers: Brazil (49.0%), Colombia (33.6%), Chile (16.8%) and Mexico (16.6%). The factors that drove these depreciatory pressures at the regional level include: (i) the fact that the dollar rallied worldwide against all currencies, including G10 and emerging currencies, due to the expectation that the FED would increase its interest rate; (ii) the decline in international prices for raw materials such as oil and copper; and (iii) weakness and in some cases deceleration in local economies.

(11)   The Peruvian financial system

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

11.1   General

On December 31, 2015, the Peruvian financial system consisted of the following principal participants: the Peruvian Central Bank, the SBS, 17 banking institutions (not including Banco de la Nación, a Peruvian state-owned bank), 11 financial firms, 2 leasing companies, 12 municipal savings banks, 7 rural savings banks, and 12 Edpymes, which totaled 61 entities.

Peruvian Law No. 26702 (“Peruvian Banking Law” or “Law No. 26702”) regulates Peruvian financial and insurance companies. In general, it provides for loan loss reserve standards, brings asset risk weighting in line with Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (or the Basel Accord) guidelines, broadens supervision of financial institutions by the SBS to include holding companies, and includes specific treatment of a series of recently developed products in the capital markets and derivatives areas.

11.2   The Peruvian central bank

The Peruvian Central Bank was established in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The Peruvian Central Bank regulates Peru’s money supply, administers international reserves, issues currency, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru at the IMF and the Latin American Reserve Fund (a financial institution whose purpose is to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties).

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

In addition, banks may carry out financial leasing operations by forming separate departments or subsidiaries. Banks may also promote and direct operations in foreign commerce, underwrite initial public offerings, and provide financial advisory services apart from the administration of their clients’ investment portfolios. By forming a separate department within the bank, a bank may also act as a trustee for trust agreements.

Law No. 26702 authorizes banks to operate, through their subsidiaries, warehouse companies and securities brokerage companies. Banks may also establish and administer mutual funds.

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

Law No. 26702 is the principal law governing insurance companies in Peru. The SBS is charged with the supervision and regulation of all insurance companies. The formation of an insurance company requires prior authorization of the SBS. The insurance industry was comprised of 18 companies as of December 31, 2015.

(12)   Supervision and regulation

12.1   Credicorp

Currently, there are no applicable regulations under Bermuda Law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. Since our activities are conducted primarily through our subsidiaries in Peru, the Cayman Islands, Bolivia, Chile, Colombia and Panama, a summary of the main regulations governing our businesses is set forth below.

Our common shares are listed on the New York Stock Exchange (NYSE). We are therefore subject to regulation by the NYSE and the SEC as a “foreign private issuer”. We also must comply with the Sarbanes-Oxley Act of 2002.

We are, along with BCP, subject to certain requirements set forth by Law 26702 as well as certain banking statutes issued by the Peruvian banking regulator, SBS, including SBS Resolution No. 11823-2010, enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates”. Resolution N° 11823-2010 was partially amended by Resolution N° 2945-2013 enacted in May 2013. These regulations affect BCP and us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

Since our common shares are listed on the Lima Stock Exchange in addition to the New York Stock Exchange, we are subject to certain reporting requirements to Superintendencia del Mercado de Valores, the Peruvian securities market regulator, and the Lima Stock Exchange. See “Item 9. The Offer and Listing — 9.C Markets — (1) The Lima Stock Exchange – 1.2 Market Regulation”.

12.2   BCP and Mibanco

12.2.1   Overview

BCP and Mibanco’s operations are regulated by Peruvian law. The regulations governing operations in the Peruvian financial sector are stated in Law 26702. The SBS periodically issues resolutions under Law 26702. See “Item 4. Information on the Company – 4.B Business Overview – (11) The Peruvian Financial System”. The SBS supervises and regulates entities that Law 26702 classifies as financial institutions. These entities include commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must obtain the SBS’s authorization before beginning operations.

BCP and Mibanco’s operations are supervised and regulated by the SBS and the Peruvian Central Bank. Those who violate Law 26702 and its underlying regulations are subject to administrative sanctions and criminal penalties. Additionally, the SBS and the Peruvian Central Bank have the authority to issue fines to financial institutions and their directors and officers if they violate the laws or regulations of Peru, or their own institutions’ Bye-laws.

The SMV is the Peruvian government institution in charge of: (i) promoting the securities market, (ii) making sure fair competition takes place in the securities markets, (iii) supervising the management of businesses that trade in the securities markets, and (iv) regulating their activities and accounting practices. BCP and Mibanco must inform SMV of significant events that affect its business and is required to provide financial statements to it and the Lima Stock Exchange each quarter. Both institutions are also regulated by SMV when it conducts operations in the local Peruvian securities market.

Under Peruvian law, banks may conduct brokerage operations and administer mutual funds but must do so through subsidiaries. However, bank employees may market the financial products of the bank’s brokerage and mutual fund subsidiaries. Banks are prohibited from issuing insurance policies, but are not prohibited from distributing insurance policies issued by insurance companies.

12.2.2   Authority of the SBS

Peru’s Constitution and Law 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms, which are regulated by SMV), insurance and reinsurance companies, companies that receive deposits from the general public, AFPs and other similar entities as defined by Law 26702. The SBS is also responsible for supervising the Peruvian Central Bank to ensure that it abides by its statutory charter and Bye-laws.

The SBS has administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the Peruvian Central Bank, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as us); (iv) reviewing the Bye-laws and amendments of Bye-laws of these companies; (v) issuing criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the Bank’s Risk Assessment Center, to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). The SBS is also responsible for setting criteria for the establishment of financial or mixed conglomerates in Peru and for supervising these entities. As a result, in addition to its supervision of BCP and Mibanco, the SBS also supervises Credicorp Ltd. because Credicorp Ltd. is a financial conglomerate conducting the majority of its operations in Peru.

12.2.3   Management of operational risk

SBS Resolutions No. 37-2008, which sets forth the guidelines for enterprise risk management (ERM), and 2116-2009 collectively established guidelines for operational risk management. Under these resolutions, operational risk management is defined broadly to include those risk resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people and systems, or from adverse external events. The resolutions also establish responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in the performance and continuity of their operations and services in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures. Banks also are required to develop an information security model to guarantee physical and logical information integrity, confidentiality and availability.

Credicorp, following these SBS requirements, as well as the guidelines issued by the Basel Committee on Banking Supervision, and the advice of international consultants, has appointed a specialized team responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers and the Board of Directors.

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, critical suppliers, critical information assets, technological components, new products and significant changes to our services, and channels. To support the operational risk management process we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze and report operational risk losses, using advanced models for operational risk capital allocation. Lastly, we have monitoring and reporting procedures, designed to monitor Key Risk Indicators (KRI) and other performance metrics.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while training our operational units to mitigate risks directly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2015. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting.

12.2.4   Capital adequacy requirements for BCP and Mibanco

Capital adequacy requirements applicable to us are set forth in the Peruvian Banking Law, as amended (Law 26702) through Legislative Decree 1028. Legislative Decree 1028 was aimed at adapting the Peruvian Banking Law to the capital guidelines and standards established by the second Basel Accord (Basel II). Capital adequacy requirements are also included in Peruvian GAAP accounting guidelines.

Pursuant to the Basel II guidelines, financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks.

On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the methodologies and the implementation schedule of additional capital requirements consistent with certain aspects of Basel III. The new capital requirements include requirements to cover concentration, interest rate and systemic risk. Additionally, pro-cyclical capital requirements were also established. These additional requirements will be fully implemented in July 2016.

The SBS has otherwise yet to approve rules adopting Basel III or implementing it in the Peruvian Financial System.

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

(iii)	unrealized gains and retained earnings in Subsidiaries.

Items deducted from Tier 1 capital include:

(a)	current and past years’ unrealized losses;

(b)	deficits of loan loss provisions;

(c)	goodwill resulting from corporate reorganizations or acquisitions; and

(d)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

(iv)	Half of the amounts referred to in “Deductions” below.

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

(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk, as referred to in Article 233 of the Law.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;

(ii)	all investments in shares and subordinated debt issued by an affiliate with which the bank consolidates its financial statements, including its holding company and such subsidiaries referred to in Articles 34 and 224 of the Law;

(iii)	the amount in which an investment in shares issued by a company with which the bank does not consolidate its financial statements and which is not part of the bank’s negotiable portfolio exceeds 15% of the bank’s regulatory capital;

(iv)	the aggregate amount of all investments in shares issued by companies with which the bank does not consolidate its financial statements and which are not part of the bank’s negotiable portfolio exceeds 60% of the regulatory capital;

(v)	when applicable, the amount resulting from the formula prescribed in Article 189 of the Law.

For the purposes herein, “regulatory capital” excludes the amounts referred to in (iii), (iv) and (v) of this paragraph.

Article 185 of Law 26702 also provides that the following limits apply when calculating regulatory capital:

(i)	the aggregate amount of supplementary capital must not exceed the aggregate amount of basic capital;

(ii)	the amount of redeemable Tier 2 subordinated instruments must be limited to 50% of the amount resulting from the sum of Tier 1 elements net of the deductions in (a), (b), and (c) in “Basic Capital” above;

(iii)	the amount of Tier 3 capital must be limited to 250% of the amount resulting from the sum of Tier 1 elements net of the deductions (a), (b), and (c) in “Basic Capital” above in the amounts assigned to cover market risk.

SBS Resolution 8548-2012, adopted in 2012, modified the regulatory capital requirements for credit risk weighted assets in SBS Resolution 14354-2009 and established a schedule for implementing the modifications.

As of December 31, 2015, BCP’s regulatory capital was 14.34% of its unconsolidated risk-weighted assets. As of December 31, 2014 and December 31, 2013, BCP’s regulatory capital was 14.45% and 14.46% of its unconsolidated risk-weighted assets, respectively.

In November 2013, BCP’s board of directors decided to track a Basel III ratio known as Common Equity Tier 1. Common Equity Tier 1 is comprised of:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock),

(ii)	legal and other capital reserves,

(iii)	accumulated earnings,

(iv)	unrealized profits (losses),

(v)	deficits of loan loss provisions,

(vi)	intangibles,

(vii)	net deferred taxes that rely on future profitability,

(viii)	goodwill resulting from corporate reorganizations or acquisitions; and

(ix)	100% of the amount referred to in “Deductions” above.

As of December 31, 2015, BCP’s Common Equity Tier 1 Ratio was approximately 9.34% of its unconsolidated risk-weighted assets, well above the 7.50% limit that BCP set for itself. This limit will increase to 8.70% in January 2016 and 9.40% in January 2017. BCP’s Basel III Common Equity Tier 1 Ratio is estimated based on BCP’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru.

Capital management

On February 24, 2016, SBS issued the Resolution 975 -2016 - “Subordinated Debt Regulation”, which aims to improve the quality of the total regulatory capital and align Peruvian regulation towards Basel III, by modifying:

•	The characteristics that subordinated debt must meet to be considered in the calculation of total regulatory capital

•	The calculation of risk-weighted assets

The new regulation considers that subordinated debt issued prior to the new regulation and that does not meet the new requirements, may be recognized as total regulatory capital, according to the following:

•	Tier 1 subordinated debt: it will be subject to a 10% discount per year beginning in January 2017, and for the next 10 years. However, the amount not computable as Tier 1 regulatory capital may be computed as a Tier 2 instrument, if it has a residual maturity equal or greater than fifteen (15) years.

BCP’s current Tier 1 subordinated debt totals S/. 853 million as of December 2015, was issued in 2009, and matures in 2069. Thus, the amount to be discounted from Tier 1 regulatory capital since January 2017 will be eligible in Tier 2 regulatory capital. If BCP considered a fully-loaded discount, the Tier 1 ratio fell 84bps as of December 2015. Nevertheless, the BIS ratio remained at the same level.

•	Tier 2 subordinated debt: during the five (5) years prior to maturity, the principal balance will be discounted by 20%. In the year prior to its maturity the tier 2 subordinated debt will not be considered in the calculation of Tier 2. This treatment is similar to that stipulated in the current regulation. As a result, there will be no impact in Tier 2 subordinated debt computed in December 2015.

In addition, the SBS Resolution also includes changes to the calculation of risk-weighted assets (RWAs) of the following accounting items:

•	Intangible (excluding Goodwill).

•	Deferred Tax Assets (DTAs) that are originated by operating losses. Deferred Tax Assets are to be net of Deferred Income Tax Liabilities (DTLs).

•	Deferred Tax Assets (DTAs) that are associated with temporary differences and that exceed the threshold of 10% of the “adjusted total capital”. Deferred Tax Assets are to be net of Deferred Tax Liabilities (DTLs).

These assets will experience a gradual increase in their risk weights (until reach a maximum of 1000% in 2026) to replicate the deductions established by Basel III. It is important to highlight that these increases in risk weights are not associated with a higher level of risk in these assets. These RWAs will be used exclusively for calculating the BIS ratio. As of December 2015, the BIS ratio was 14.3%, and it would be 13.8% if we apply fully the risk weights.

Furthermore, the new regulation requires the calculation of a new solvency ratio: Adjusted total capital on adjusted total risk weight assets. This methodology is similar to that used to calculate CET1 ratio under Basel III. In this context, the accounting items mentioned above are deducted from the numerator of the new solvency ratio, and the calculation of RWAs (the denominator) does not consider these deductions. As of December 2015, the CET1 ratio was 9.34%, this ratio will not change because it is already using the adjusted total risk weight for their calculation.

Finally, Adjusted Total RWAs will be published periodically by Credicorp for transparency purposes and to demonstrate the calculation of the CET1 ratio.

Regulatory capital and capital adequacy ratios

The following tables show regulatory capital and capital adequacy requirements from BCP and Mibanco as of December 31, 2013, 2014 and 2015:

BCP - Regulatory Capital and Capital Adequacy Ratios
Soles in thousands	2013	2014	2015
Capital stock	3,752,617	4,722,752	5,854,051
Legal and other capital reserves	2,422,230	2,761,777	3,157,906
Accumulated earnings with capitalization agreement	504,000	1,000,000	600,000
Loan loss reserves (1)	834,388	1,007,150	1,146,571
Perpetual subordinated debt	698,750	746,500	852,750
Subordinated debt	3,417,962	4,146,707	4,588,342
Unrealized profit (loss)	-	-	-
Investment in subsidiaries and others	-1,384,340	-2,186,066	-1,922,062
Unrealized profit and net income in subsidiaries	631,575	627,029	334,132
Goodwill	-122,083	-122,083	-122,083
Total Regulatory Capital	10,755,099	12,703,766	14,489,607
Tier 1 (2)	7,194,919	8,642,942	9,715,725
Tier 2 (3) + Tier 3 (4)	3,560,180	4,060,824	4,773,882
Total risk-weighted assets	74,379,368	87,938,921	101,068,772
Market risk-weighted assets (5)	2,767,876	1,189,463	2,047,887
Credit risk-weighted assets	66,751,001	80,572,032	91,725,676
Operational risk-weighted assets	4,860,491	6,177,426	7,295,209
Capital ratios
Tier 1 ratio (6)	9.67%	9.83%	9.61%
Common Equity Tier 1 ratio (7)	8.40%	8.01%	9.34%
BIS ratio (8)	14.46%	14.45%	14.34%
Risk-weighted assets / Regulatory Capital (9)	6.92	6.92	6.988

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
(6) Tier 1 / Risk-weighted assets
(7) Common Equity Tier I = Capital + Reserves + retained earnings + unrealized gains – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability).
(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)
(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.0 (since July 2014).

Mibanco - Regulatory Capital and Capital Adequacy Ratios
Soles in thousands	2013	2014	2015
Total Regulatory capital	741,840	690,594	1,315,456
Tier 1 (1)	557,433	523,454	992,812
Tier 2 (3)	184,418	167,140	321,644
Total risk-weighted assets	4,805,011	4,414,261	8,582,380
Market risk-weighted assets (3)	4,547,590	4,062,527	8,157,047
Credit risk-weighted assets	29,094	57,685	82,024
Operational risk-weighted assets	228,327	294,049	343,309
Capital ratios
Tier 1 ratio (4)	11.60%	11.86%	11.57%
Common Equity Tier 1 ratio (5)	12.18%	11.72%	12.08%
BIS ratio (6)	15.44%	15.64%	15.32%
Risk-weighted assets/Regulatory Capital(7)	6.48	6.39	6.53

(1) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(2) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(3) It includes capital requirement to cover price and rate risk.

(4) Tier 1 / Risk-weighted assets

(5) Common Equity Tier I = Capital + Reserves + retained earnings + unrealized gains – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability).

(6) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(7) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.0 (since July 2014).

12.2.5    Legal reserve requirements

In accordance with Peruvian regulation -article 67 of Law 26702- a reserve of up to at least 35% of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10% of their net income. In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net income. As of December 31, 2015, 2014 and 2013, these reserves amounted to approximately S/2,996.7 million, S/2,731.7 million and S/2,017.2 million, respectively.

12.2.6   Provisions for loan losses

Credicorp’s allowance model is an IFRS compliant loss estimation model that comprises a number of methodologies which estimate losses for Wholesale Banking and Retail Banking in line with IASC39. Depending on the portfolio analyzed, each methodology takes into consideration collateral recovery projections, outstanding debt, and qualitative aspects that reinforce the estimate. Some examples of qualitative aspects are the complexity of the recovery processes, sector trends, and officers’ judgment of the estimated recovery values.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios are generated by modifying some assumptions, such as collateral recovery values and adverse effects due to changes in the political and economic environments. The process to select the best estimate within the range is based on management’s best judgment, complemented by historical loss experience. See “Item 4. Information on the Company - 4.B Business Overview - (13) Selected Statistical Information - 13.3 Loan Portfolio - 13.3.12 Allocation of Loan Loss Reserves”.

12.2.7   The Peruvian central bank reserve requirements

The reference interest rate is periodically revised by the Peruvian Central Bank in accordance with its monetary policy objectives. Once a month the board of directors of the Peruvian Central Bank approves and announces the monetary program through a press release. The following chart summarizes the reference interest rate changes in 2013, 2014 and 2015:

Changes in BCRP's reference interest rate

Month	Rate
November 2013	4.00%
July 2014	3.75%
September 2014	3.50%
January 2015	3.25%
September 2015	3.50%
December 2015	3.75%
January 2016	4.00%
February 2016	4.25%

The tightening of the Peruvian Central Bank’s monetary policy seeks to anchor inflation expectations within the target range: 2% (+/-1%) in a context where inflation closed 2015 at 4.40%.

Under Law 26702, banks and financial institutions are required to maintain legal reserve requirements for certain obligations. The Peruvian Central Bank requires financial institutions to maintain marginal reserve requirements for foreign currency obligations. The exact level and method of calculation of the reserve requirement is established by the Peruvian Central Bank. The reserve requirements in Peru apply to obligations such as demand and time deposits, savings accounts, securities, certain bonds and funds administered by the bank. Additionally, the Peruvian Central Bank requires reserves on amounts due to foreign banks and other foreign financial institutions. Furthermore, as of January 2011, obligations of foreign subsidiaries and affiliates are also subject to the reserve requirement.

The Peruvian Central Bank has set the minimum level of reserves for banks at 6.5% for local currency and 9.0% for foreign currency. However, the Peruvian Central Bank also establishes a marginal reserve requirement of 70.0% in foreign currency for funds that exceed a certain level set by the Central Bank. By December 2015, the commercial banks average foreign currency reserve requirement ratio was 36.3%. Foreign currency cannot be used to comply with reserve requirements for liabilities in domestic currency, and vice versa. The Peruvian Central Bank oversees compliance with the reserve requirements.

In 2015, the Peruvian Central Bank has also continued lowering the rate of reserve requirements in local currency (from 9.5% at the close of 2014 to 6.5% at the end of the second quarter of 2015) to provide banks with liquidity in Soles and facilitate the expansion of credit in this currency, in a context in which deposits in Soles have been growing at a slower pace than credit. It made reductions in five of the twelve months of the year (the BCRP cut reserve requirements from 9.5% to 9.0% in January 2015, to 8.5% in February 2015, to 8.0% in March 2015, to 7.5% in April 2015, to 7.0% in May 2015 and to 6.5% in June 2015). In addition to this, the Central Bank has also continued placing long term repos and auctioning public deposits funds to meet the requirements for liquidity in Soles. Moreover, the Central Bank increased the marginal reserve requirement in foreign currency from 50% at the close of 2014 to 60% in January 2015 and 70% in March 2015. The measures seek to increase lending in local currency and support local economic activity. In addition to overall changes in reserve requirements, the Central Bank cut the minimum for current account deposits in local currency subject to reserve requirements, from 3.0% at the close of 2014 to 0.75% by April 2015.

In order to offset the excessive pressure of the market of derivatives on the domestic currency, the Central Bank has adjusted additional reserve requirements in Soles according to the level of bank’s forwards contracts involving foreign currencies. Moreover, the Central Bank established a program aimed at contributing to the de-dollarization of credit to reduce economic agents’ risks associated with borrowing in foreign currency in light of the depreciation observed in 2013 (9.6%), 2014 (6.8%) and 2015 (14.6%). Thus, additional reserve requirements of 30% were established for loans in foreign currency to increase the cost of these loans. Particularly, the program seeks that banks reduce their balances of loans in dollars: (i) the balance of a bank’s total loans (excluding loans for foreign trade operations) at June 2015 was required to be equal to 95% of the balance recorded in September 2013 or 90% of the same balance in December 2015, and (ii) the balance of a bank’s car loans and mortgage loans at June 2015 was required to be equal to 90% of the balance in February 2013 and at 85% of such balance in December 2015. As a result of these measures, the ratio of dollarization of credit has declined from 38.3% at the end of December 2014 to 30.5% at the end of December 2015. In order to continue promoting the de-dollarization of credit, in November 2015 the Central Bank expanded its credit de-dollarization program, adjusting the limits used to calculate the rate of additional reserve requirements based on the reduction of a bank’s balance of credit in foreign currency by December 2016. In the case of total credit in foreign currency, the minimum reduction required now is 20% of the balance banks registered in September 2013, while in the case of car loans and mortgage loans, the minimum reduction required by December 2016 is 30% of the balance recorded in February 2013. Thereafter, the reduction for car loans and mortgage loans will increase by 10 percentage points each year end. Additionally, in order to reduce the pressures on the Dollar, at the end of August, the Central Bank established a new instrument called special Repo, which consists of the simultaneous sale of a certificate of deposit resettable (CDR) by the Central Bank and a securities repo operation in which financial institutions use the CDR as collateral to lend Soles to the BCRP. Consequently, the instrument does not provide additional liquidity to financial institutions. As a result of this operation, private banking receives domestic currency generating a liability and maintains an asset equivalent to the CDR that is left as collateral at the Central Bank.

The measures adopted by the Peruvian Central Bank have kept the growth of credit close to 10.0%, expanding 9.2% in 2015, although it has decelerated compared to 2014 (10.4%) and 2013 (12.9%). By denomination, loans in local currency grew 28.0% and loans in foreign currency fell 21.0% in 2015.

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

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The limit applicable to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2015, 2014 and 2013, the 10.0% credit limit per borrower of BCP, unconsolidated, was S/1,449.0 million, S/1,270.4 million and S/1,075.2 million, respectively, for unsecured loans, and the 30.0% limit for secured loans was S/4,346.9 million, S/3,811.1 million and S/3,226.0 million, respectively, at the end of 2015, 2014 and 2013.

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

The total amount of loans to directors, employees or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital. All loans made to any single director or employee borrower, considering his/her close relatives, may not exceed 0.35% of regulatory capital (i.e., 5% of the overall 7% limit).

Pursuant to Law 26702, as amended by Law 27102, the aggregate amount of loans to related party borrowers considered to be part of an economic group (as defined above) may not exceed 30% of a bank’s regulatory capital. For purposes of this test, related party borrowers include (i) any person holding, directly or indirectly, 4% or more of a bank’s shares, (ii) directors, (iii) certain principal executive officers of a bank or (iv) people affiliated with the administrators of the bank. Loans to individual related party borrowers are also subject to the limits on lending to a single borrower described under “—Lending Activities” above. All loans to related parties must be made on terms no more favorable than the best terms that BCP or Mibanco offers to the public.

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

12.2.11   Risk rating

Law 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2015, BCP and Mibanco were assigned the “A+” and “A” risk category, respectively, by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International. As of December 2015, BCP and Mibanco maintained the risk category of “A+” and “A”, respectively.

12.2.12   Deposit insurance fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP and Mibanco are currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/96,246 as of December 31, 2015.

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

12.2.14   Regulation from the United States Federal Reserve and from the State of Florida Department of Banking and Finance

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

12.2.15   Regulation from the Superintendency of Banks in Panama

BCP Panama is a branch of BCP that is registered in the Republic of Panama. It began operating in June 2002 under an International License issued by the Panamanian Superintendence of Banks, in accordance with Law Decree N° 9 of February 26, 1998, as amended. BCP Panama is subject to an inspection made by auditors and inspectors of the Panamanian Superintendence of Banks, to determine, among other things, its compliance with the Decree Law N° 2 of February 22, 2008 and N° 23 of April 27, 2015 Law on the Prevent Money Laundering, the Financing of Terrorism and the Financing of the Proliferation of Mass Destruction Weapons.

12.3   Atlantic Security Bank (ASB)

12.3.1   General

ASB, a subsidiary of ASHC, is a Cayman Islands bank with a branch in Panama. ASB is regulated by the regulatory authorities of the Cayman Islands (Cayman Island Monetary Authority) while its Panama branch is regulated by the banking authorities of Panama (Superintendencia de Bancos de Panama).

ASB is registered as an exempt company and is licensed in the Cayman Islands pursuant to the Banks and Trust Companies Law (“Cayman Banking Law”). ASB holds an unrestricted Category B Banking and Trust License, as well as a Mutual Fund Administrator License. As a holder of a Category B License, ASB may not take deposits from any person residing in the Cayman Islands other than another licensee, an exempt company or an ordinary non-resident company which is not carrying on business in the Cayman Islands.

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

There are no ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices. As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33-to-1 (approximately 12%). There is a statutory minimum net worth requirement of US$480,000 (approximately S/1,637,280), but the Authority generally requires a bank or trust company to maintain a higher paid-in capital appropriate to its business. The Authority requires compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Compliance with the Cayman Banking Law is monitored by the Authority.

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

12.4   BCP Bolivia

Until November 2013, the Bolivian banking system operated under the Law of Banks and Financial Entities No. 1488, enacted on April 14, 1993 and later modified by Law 3076 of June 20, 2005. On August 21, 2013, the Bolivian Government enacted a new Banking Law (Law 393), which became effective on November 21, 2013. This new law envisions a more active role of government in the financial services industry and emphasizes the social objective of financial services.

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

In 2012, the Bolivian government imposed an additional income tax of 12.5% on earnings before taxes, which applied to all financial institutions with a ratio of earnings before taxes to equity in excess of 13%. Additionally, in November 2012, the government approved a new tax on sales of foreign exchange. This new tax, which levied all sales of foreign exchange with a 0.70% rate on the amount of foreign currency sold, was in effect for 36 months and thus expired in December 2015.

In 2013, Presidential Decree 1842 set interest rate caps for social housing loans ranging from 5.5% to 6.5% and established loan quotas pursuant to which, by December 31, 2018, at least 60% of the loan portfolio of all universal banks needs to be comprised of loans to productive sectors and social housing loans.

In 2014, the Bolivian government through Presidential Decree 2137 established the creation of a guarantee fund for new mortgages without down payment. This fund, which is aimed at providing guarantees of up to 20% of the amount financed, was established in 2015 through an additional 6% tax on 2014 net income.

In November 2015, Presidential Decree 2614 established the creation of a new guarantee fund aimed at guaranteeing loans to productive sectors. The fund will be established in 2016 through an additional 6% tax on 2015 net income. Also, on December 29th, 2015, the Bolivian government increased the rate applicable to additional income tax from 12.5% to 22.0%. This increase will become effective in January 2016 and applies to all institutions with a ratio of earnings before taxes to equity in excess of 6% (previously 13%).

12.5   Credicorp Capital

12.5.1   Credicorp Capital Securities (CSI)

CSI operates from one location in Coral Gables, Florida, United States of America. All new accounts and all securities transactions are reviewed and approved at the Coral Gables office. All representatives are assigned to and supervised from the Coral Gables Main Office.

CSI is registered with the SEC, is a member of FINRA and the Securities Investor Protection Corporation (SIPC). As a member of SIPC, SIPC protects CSI’s customers’ investment accounts up to US$500,000 of which US$100,000 may be in cash and US$400,000 may be in securities.

There are three Principals at CSI all of whom are Series 7 and Series 24 licensed (General Securities Principal). At the trading desk, employees are Series 7 licensed (Registered Representative), Series 55 licensed (Equity Trader), and Series 4 licensed (Registered Options and Security Futures Principal). We also have an in-house Series 27 (Financial and Operations Principal). Members of CSI’s back-office staff are either Series 99 licensed (Operations Professional) or Series 7 licensed.

12.5.2   Credicorp Capital Peru

The company falls under the supervision of the SMV, a specialized technical body attached to the Ministry of Economics and Finance, aimed to ensure the protection of investors, efficiency and transparency of the markets, as well as the diffusion of the information required for such purposes. It enjoys functional, administrative, economic, technical and budgetary autonomy.

The Securities Market Law as amended, approved by Legislative Decree Nº 861, governs the public offering and trading of securities, listed in the SMV and the Lima Stock Exchange. The latter institution, as the only stock exchange in Peru, also provides internal regulations which form part of the regulations and administrative rulings that govern the offering and trading of securities.

12.5.3   Credicorp Capital Colombia

Credicorp Capital Colombia falls under the supervision of the Superintendencia Financiera de Colombia, an entity whose main function is to oversee the financial and insurance sectors. Although it has an important role in monitoring and surveillance, it also has certain regulatory powers which permit it to issue laws and decrees.

Additionally, the AMV supervises and regulates the conduct of securities intermediaries, as well as the certification of those who carry out such activities. AMV is a private entity, and is the product of a self-regulation scheme established after the termination of Law 964 of 2005.

Correval Panama S.A. is regulated and supervised by the Superintendencia del Mercado de Valores de Panama S.A.

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

12.6   Grupo Pacifico

12.6.1   Overview

Grupo Pacifico’s operations are regulated by Law 26702 and the SBS. Peruvian insurance companies must submit regular reports to the SBS concerning their operations. In addition, the SBS conducts on-site reviews on an annual basis. The SBS conducts these reviews primarily to evaluate a company’s compliance with solvency margin and reserve requirements, investment requirements and rules governing the recognition of premium income. If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements, or is unable to pay claims as they come due, it may either liquidate the company or permit it to merge with another insurance company.

On May 27, 2013, a new Peruvian insurance law, Insurance Act No. 29946, became effective. The Insurance Act governs all insurance contracts, except for those that are expressly governed by other regulations. It substantially changes how insurance policies are offered by insurance companies, regulates the information provided by the insured, and includes changes to termination and arbitration clauses included in insurance contracts. The Act also provides a list of terms and conditions that cannot be included in any insurance contract and ensures that any changes in the contract can only be made if 45 days’ notice is given to the policyholder prior to renewal of the policy. Other measures include restrictions on the duration and renewal of contracts, consumer protection rules, and regulations governing how to address non-payment of premium installments required under insurance contracts.

In September 2013, the Superintendency of Banks, Insurance and Pension funds – SBS, initiated reforms to Peru’s private pensions system (SPP), by establishing a tender process for the exclusive right to manage the SPP’s collective insurance policy for D&S and burial expenses. Tender offers for the collective insurance contract were submitted on September 13, 2013 and the winning tender obtained the right to manage the SPP’s collective insurance policies from October 1, 2013 until December 31, 2014. The tender submitted by our subsidiary Pacifico Vida was not selected, and as a result Pacifico Vida has not issued insurance policies in the SPP for D&S and burial expenses since October 2013. However in December 2014, Pacifico Vida won the tender process and will issue policies for D&S and burial expenses in the SPP system, from January 2015 through December 2016.

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

12.6.5 Reserve requirements

Pursuant to Law 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. Law 26702 also requires insurance companies to create a reserve for IBNR claims that are reflected as a liability, net of recoveries and reinsurance, in our Consolidated Financial Statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to our Consolidated Financial Statements. Finally, Grupo Pacifico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See Item 4. Information on the Company — (6) Grupo Pacifico — 6.2 Claims and Reserves”.

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

12.6.8 Ownership restrictions

Law 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “Item 4. Information on the Company - 4.B Business overview - (12) Supervision and Regulation - 12.2 BCP - 12.2.1 Overview”.

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

SBS has put in place investment limits, which, among others, restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits vary according to the risk profile of the fund. The general limits are:

•	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;
•	The total amount invested in instruments issued or guaranteed by BCRP cannot exceed 30% of the fund value;
•	The total amount jointly invested under the two aforementioned limits cannot exceed 40% of the fund value and;
•	The total amount invested in instruments issued by the government, financial institutions, and non-financial institutions whose commercial activities are mostly abroad, cannot exceed 42% of the fund value. For this specific limit, the SBS sets the maximum and the Peruvian Central Bank administers the effective level (operating limit). As of December 31, 2014, the operating limit was situated at 41.5% and it was intended to be increased 50 basis points every month until it reached the 42% level in January 2015. During 2015 this limit continued at 42%.

SBS requires a guaranteed minimum profitability for funds under management. Part of the guarantee is an obligatory reserve, which must be funded by the AFP. The amount will depend on the instruments in the portfolio, but is, on average, 1% of funds under management. In addition, Peruvian law establishes that companies must set up a legal reserve equivalent to 10% of net income, until the reserve is at least 20% of capital.

12.7.1 Private pension system reform:

Material changes to Peru’s private pension system in 2015, following of the Reform of 2012, include:

(i)	Investment and risk reform

During 2015, the reform of the SPP in the areas of investments and risk continued, mainly with the publication of Resolution SBS No. 3233-2015, which introduces changes to the treatment of the regulatory requirements of both local and foreign investments in order to generate greater flexibility in both direct and indirect investments. The main changes lie in the minimum requirements to be met by structured instruments, bonds for infrastructure projects, the participation fees of mutual and investment funds, as well as repurchase agreements and securities lending. Those requirements seek the efficient administration of the investments and risks associated with the process. SBS Resolution No. 5540-2015 was also published. This resolution regulates the new Fund Type Zero, mandatory for participants from the age of 65 and up who opt for a statutory retirement pension. The Fund Type Zero may only invest in short-term instruments and debt securities, and took effect on April 1, 2016

(ii)	Law for withdrawal of funds

In December 2015, the Peruvian Congress passed a draft law that modifies some aspects of the current framework of the pension fund system. This law was observed by the President in January 2016. On April 14, 2016 the Congress approved the law and it came into effect on April 21, 2016. Among the most material changes, the law allows a beneficiary to withdraw up to 95.5% of his o her pension funds upon reaching the age of 65 (retirement age), to use up to 25% of its fund as a guarantee for the initial payment on the purchase of a first home and allows the early retirement of 50% of the fund for affiliates that have a terminal illness. Also, it extends the Special Regime of Early Retirement (REJA) until December 31st 2018, for affiliates who are unemployed for at least 12 months and apply for men and women, with at least 55 years old and 50 years old, respectively.

(13) Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results” and the Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2011 through 2015 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2011, 2012, 2013, 2014 and 2015 and our results of operations for such years.

Credicorp’s Board decided that from January 1, 2014, the Peruvian Sol would be the company’s functional currency and the presentation currency of our financial statements. For this reason, the financial statements for the previous years were restated using Soles as the presentation currency and we have prepared the financial statements from 2014 onward using Soles as both the functional and presentation currency. For this restatement, we used the methodology of IFRS and specifically IAS 21 “The Effects of Changes in Foreign Exchange Rates”. The methodology applied is as follows:

Income statement

Income and expenses expressed in U.S. Dollars were converted to Soles using the weighted average exchange rate for each year as shown below. These rates were obtained from the Superintendencia de Banca, Seguros y AFP (SBS).

The accumulated result of every period corresponds to the sum of the restated figures of each month of the period. This accumulated result of the period is presented as part of the entity’s net shareholders’ equity.

The difference between the restated retained earnings according to the aforementioned methodology and the restated net shareholders’ equity at the end of the period is recognized under “Reserves”.

Balance sheet

The balance of each account in the balance sheet expressed in U.S. Dollar is converted to Soles using the period-end exchange rate defined by the SBS.

For net shareholders’ equity, each account is restated using the closing exchange rate except for retained earnings which is restated using the methodology described under “Income statement” above. Likewise, foreign currency translation reserve is restated as explained in note 3(c) of the Consolidated Financial Statements. The differences are included under “Reserves”.

	Income Statement (1)	Balance Sheet (2)
/Exchange rate	Sol / U.S. Dollar
December 2013	2.7126855	2.795
December 2012	2.6365422	2.550
December 2011	2.7490035	2.696

(1) Weighted average exchange rate for each year.
(2) Month-end or period-end exchange rate defined by the SBS.

13.1 Average balance sheets and income from interest-earning assets

The tables below set forth selected statistical information based on our average balance sheets prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily U.S. Dollars) rather than by the domestic or international nature of the balance. In addition for the years 2014, except where noted, the average balances are based on the quarterly ending balances in each year. In 2015 the average balances are based on the monthly ending balances. Any of these quarter-end balances that were denominated in U.S. Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management does not believe that the stated averages present trends materially different from those that would be presented by daily averages.

Average Balance Sheets

Assets, interest earned and average interest rates

	Year ended December 31,
	2013			2014			2015
ASSETS:	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	(Soles in thousands, except percentages)
Interest-earning assets:
Deposits in BCRP
Soles	5,147,359	69,688	1.35%	1,645,794	10,690	0.65%	406,902	7,094	1.74%
Foreign Currency	11,069,711	5,226	0.05	13,173,216	4,730	0.04	11,990,709	7,992	0.07
Total	16,217,070	74,914	0.46	14,819,010	15,420	0.10	12,397,611	15,086	0.12
Deposits in other banks
Soles	100,026	10,353	10.35	430,106	24,765	5.76	304,888	7,955	2.61
Foreign Currency	2,451,230	8,525	0.35	5,724,966	12,058	0.21	12,064,395	9,777	0.08
Total	2,551,256	18,878	0.74	6,155,072	36,823	0.60	12,369,283	17,732	0.14
Investment securities
Soles	10,217,379	424,107	4.15	9,050,225	267,716	2.96	4,957,937	541,793	10.93
Foreign Currency	9,753,897	330,446	3.39	8,539,506	493,431	5.78	17,634,922	380,108	2.16
Total	19,971,276	754,553	3.78	17,589,731	761,147	4.33	22,592,859	921,903	4.08
Total loans (1)
Soles	26,581,051	4,395,273	16.54	36,120,184	5,387,811	14.92	48,397,991	6,365,715	13.15
Foreign Currency	33,390,609	1,761,621	5.28	35,815,461	2,279,674	6.37	36,987,509	2,340,657	6.33
Total	59,971,660	6,156,894	10.27	71,935,645	7,667,485	10.66	85,385,500	8,706,372	10.20
Total dividend-earning assets
Soles	655,182	21,677	3.31	905,467	974	0.11	756,082	46,937	6.21
Foreign Currency	721,994	26,898	3.73	998,855	59,172	5.92	982,337	8,656	0.88
Total	1,377,176	48,575	3.53	1,904,322	60,146	3.16	1,738,419	55,593	3.20
Total interest-earning assets
Soles	42,700,997	4,921,098	11.52	48,151,775	5,691,956	11.82	54,823,800	6,969,494	12.71
Foreign Currency	57,387,441	2,132,716	3.72	64,252,005	2,849,065	4.43	79,659,872	2,747,190	3.45
Total	100,088,438	7,053,814	7.05	112,403,780	8,541,021	7.60	134,483,672	9,716,684	7.23
Noninterest-earning assets:
Cash and due from banks
Soles	1,758,449			2,539,133			2,328,120
Foreign Currency	982,244			984,684			1,452,454
Total	2,740,693			3,523,817			3,780,574
Allowance for direct loan losses
Soles	(1,278,036)			(1,723,438)			(2,475,759)
Foreign Currency	(814,739)			(901,813)			(1,146,549)
Total	(2,092,775)			(2,625,251)			(3,622,308)
Premises and equipment
Soles	1,671,963			1,959,998			1,132,370
Foreign Currency	65,352			81,398			565,600
Total	1,737,315			2,041,396			1,697,970
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Soles	3,892,443	12,199		5,358,489	(57,891)		882,467	135,400
Foreign Currency	4,802,058	20,456		3,770,343	117,736		8,868,464	170,857
Total	8,694,501	32,655		9,128,832	59,845		9,750,931	306,257
Total non-interest-earning assets
Soles	6,044,819	12,199		8,134,182	(57,891)		1,867,198	135,400
Foreign Currency	5,034,915	20,456		3,934,613	117,736		9,739,969	170,857
Total	11,079,734	32,655		12,068,795	59,845		11,607,167	306,257
Total average assets
Soles	48,745,816	4,933,298	10.12	56,285,957	5,634,065	10.01	56,690,998	7,104,897	12.53
Foreign Currency	62,422,356	2,153,172	3.45	68,186,618	2,966,801	4.35	89,399,841	2,918,047	3.26
Total	111,168,172	7,086,470	6.37	124,472,575	8,600,866	6.91	146,090,839	10,022,944	6.86

(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

Average Balance Sheets

Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2013			2014			2015
LIABILITIES	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate
	(Soles in thousands, except percentages)
Interest-bearing liabilities:
Savings deposits
Soles (1)	9,466,952	125,702	1.33	14,962,519	83,141	0.56	11,426,660	66,243	0.58
Foreign Currency (1)	7,130,512	43,625	0.61	12,116,310	30,151	0.25	11,186,924	34,361	0.31
Total	16,597,464	169,327	1.02	27,078,829	113,292	0.42	22,613,584	100,604	0.44
Time deposits
Soles (1)	15,146,576	463,100	3.006	10,045,326	543,596	5.41	14,089,138	546,073	3.88
Foreign Currency (1)	13,643,739	266,288	1.95	11,917,359	217,459	1.82	17,818,973	269,525	1.51
Total	28,790,315	729,388	2.53	21,962,685	761,055	3.47	31,908,111	815,598	2.56
Due to banks and correspondents
Soles	2,352,738	146,937	6.25	5,471,918	236,336	4.32	12,338,837	574,886	4.66
Foreign Currency	6,814,785	99,285	1.46	8,217,776	184,281	2.24	6,592,277	183,509	2.78
Total	9,167,523	246,222	2.69	13,689,695	420,617	3.07	18,931,114	758,395	4.01
Bonds
Soles	2,131,442	136,996	6.43	2,144,157	465,143	21.69	2,236,690	152,516	6.82
Foreign Currency	11,571,055	635,010	5.49	12,474,898	271,844	2.18	13,589,144	600,657	4.42
Total	13,702,497	772,006	5.63	14,619,055	736,987	5.04	15,825,834	753,173	4.76
Total interest-bearing liabilities
Soles	29,097,708	872,734	3.00	32,623,920	1,328,216	4.07	40,091,325	1,339,718	3.34
Foreign Currency	39,160,091	1,044,209	2.67	44,726,344	703,735	1.57	49,187,318	1,088,052	2.21
Total	68,257,799	1,916,943	2.81	77,350,264	2,031,951	2.63	89,278,643	2,427,770	2.72
Non-interest-bearing liabilities and net equity:
Demand deposits (2)
Soles (1)	9,070,759	113,385	1.25	9,240,730	37,191	0.40	9,857,708	33,130	0.34
Foreign Currency (1)	11,743,770	51,875	0.44	14,444,526	23,093	0.16	18,583,945	23,669	0.13
Total	20,814,529	165,260	0.79	23,685,256	60,284	0.25	28,441,653	56,799	0.20
Other liabilities and loss from derivatives instruments and other interest expenses
Soles	3,265,720	(116,912)		4,127,986	13,102		5,248,737	6,480
Foreign Currency	7,131,467	151,282		5,824,505	107,926		7,562,677	67,001
Total	10,397,187	34,370		9,952,491	121,028		12,811,414	73,481
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	11,171,201			12,905,483			14,957,854
Total	11,171,201			12,905,483			14,957,854
Non-controlling interest
Soles
Foreign Currency	527,456			579,081			601,275
Total	527,456			579,081			601,275
Total non-interest-bearing liabilities and equity
Soles	12,336,479	(3,527)		13,368,716	50,293		15,106,445	39,610
Foreign Currency	30,573,894	203,157		33,753,595	131,019		41,705,751	90,670
Total	40,910,373	199,630		47,122,311	181,312		56,812,196	130,280
Total average liabilities and equity
Soles	41,434,187	869,207	2.10	45,992,636	1,378,509	1.94	55,197,770	1,379,328	2.50
Foreign Currency	69,733,985	1,247,366	1.79	78,479,939	834,754	1.06	90,893,069	1,178,722	1.30
Total	111,168,172	2,116,573	1.90	124,472,575	2,213,263	1.39	146,090,839	2,558,050	1.75
(1)	Includes the amount paid - for the deposit insurance fund.
(2)	Our policy does not consider the payment of interests for demand deposits; however, exceptionally the group pays interest for certain demand deposits of corporate clients that exceed certain amounts. These payments are not considered material.

13.1.1 Changes in net interest income and expense: volume and rate analysis

The table below sets forth the net effect of annual variation in interest income and interest expense, considering the increase or decrease due to changes in volume and rate. The net changes in interest income and interest expense are presented both in functional currency (Sol) and foreign currency:

	2014/2013			2015/2014
	Increase/(Decrease) due to changes in:			Increase/(Decrease due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(Soles in thousand)
Interest Income:
Interest-earning deposits in BCRP
Soles	(75,671)	(102,681)	(178,352)	(14,823)	11,227	(3,596)
Foreign Currency	1,724	(11,169)	(9,445)	(606)	3,868	3,262
Total	(73,947)	(113,850)	(187,797)	(15,429)	15,095	(334)
Deposits in other banks
Soles	(170,346)	304,112	133,766	(5,239)	(11,571)	(16,810)
Foreign Currency	3,165	9,317	12,482	9,245	(11,526)	(2,281)
Total	(167,181)	313,429	146,248	4,006	(23,097)	(19,091)
Investment securities
Soles	(41,486)	(114,905)	(156,391)	(284,126)	558,203	274,077
Foreign Currency	(55,656)	218,641	162,985	360,799	(474,122)	(113,323)
Total	(97,142)	103,736	6,594	76,673	84,081	160,754
Total loans(1)
Soles	1,500,110	(507,572)	992,538	1,723,141	(745,238)	977,903
Foreign Currency	141,137	376,916	518,053	74,385	(13,402)	60,983
Total	1,641,247	(130,656)	1,510,591	1,797,526	(758,640)	1,038,886
Total dividend-earning assets
Soles	4,275	(24,978)	(20,703)	(4,717)	50,680	45,963
Foreign Currency	13,358	18,916	32,274	(562)	(49,954)	(50,516)
Total	17,633	(6,062)	11,571	(5,279)	726	(4,553)
Total interest-earning assets
Soles	636,253	134,605	770,858	818,437	459,100	1,277,537
Foreign Currency	279,750	436,599	716,349	607,290	(709,165)	(101,875)
Total	916,003	571,204	1,487,207	1,425,727	(250,065)	1,175,662
Interest Expense:
Demand deposits
Soles	1,404	(77,598)	(76,193)	2,278	(6,339)	(4,061)
Foreign Currency	8,124	(36,906)	(28,782)	5,945	(5,369)	576
Total	9,528	(114,504)	(104,975)	8,223	(11,708)	(3,485)
Savings deposits
Soles	51,753	(94,314)	(42,561)	(20,073)	3,175	(16,898)
Foreign Currency	21,456	(34,930)	(13,474)	(2,584)	6,793	4,209
Total	73,209	(129,244)	(56,035)	(22,657)	9,968	(12,689)
Time deposits
Soles	(216,009)	296,505	80,496	187,780	(185,302)	2,478
Foreign Currency	(32,598)	(16,231)	(48,829)	98,477	(46,412)	52,066
Total	(248,607)	280,274	31,667	286,257	(231,714)	54,544
Due to banks and correspondents and issued bonds
Soles	164,762	(75,363)	89,399	308,264	30,286	338,550
Foreign Currency	25,951	59,045	84,996	(40,850)	40,078	(772)
Total	190,713	(16,318)	174,395	267,414	70,364	337,778
Bonds
Soles	1,788	326,359	328,147	13,192	(325,819)	(312,627)
Foreign Currency	34,649	(397,815)	(363,166)	36,766	292,047	328,813
Total	36,437	(71,456)	(35,019)	49,958	(33,772)	16,186
Total interest-bearing liabilities
Soles	108,022	271,265	379,287	242,935	(235,493)	7,442
Foreign Currency	139,779	(509,034)	(369,255)	123,362	261,530	384,892
Total	247,801	(237,769)	10,032	366,297	26,037	392,334

(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

13.1.2 Average interest-earning assets, net interest margin and yield spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2013	2014	2015
	(Soles in thousands, except percentages)
Average interest-earning assets
Soles	42,700,997	48,151,775	54,823,800
Foreign Currency	57,387,441	64,252,005	79,659,872
Total	100,088,438	112,403,780	134,483,672
Net interest income from interest-earning assets
Soles	3,934,979	4,326,549	5,596,645
Foreign Currency	1,036,632	2,122,237	1,635,469
Total	4,971,611	6,448,786	7,232,114
Gross yield (1)
Soles	11.52%	11.82%	12.71%
Foreign Currency	3.72%	4.43%	3.45%
Weighted-average rate	7.05%	7.60%	7.23%
Net interest margin (2)
Soles	9.22%	8.99%	10.21%
Foreign Currency	1.81%	3.30%	2.05%
Weighted-average rate	4.97%	5.74%	5.38%
Yield spread (3)
Soles	8.94%	8.56%	9.96%
Foreign Currency	1.56%	3.21%	1.81%
Weighted-average rate	4.71%	5.53%	5.11%

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

13.1.3 Interest-earning deposits with other banks

The following table shows the short-term funds deposited with other banks. These deposits are denominated by currency as of the dates indicated. Deposits held in countries other than Peru are denominated in several currencies; however, the majority of these deposits are denominated in U.S. Dollars. All currencies were converted to Soles using the applicable SBS exchange rate as of the dates indicated.

	Year ended December 31,
	2013	2014	2015
	(Soles in thousands)
Sol-denominated:
The Peruvian Central Bank	2,578,667	1,372,728	88,665
Commercial banks	221,345	123,195	96,850
Total Sol-denominated	2,800,012	1,495,923	185,515
Foreign Currency-denominated:
The Peruvian Central Bank (U.S. Dollars)	13,055,599	12,631,028	13,865,174
Commercial banks (U.S. Dollars)	1,542,795	2,622,341	3,031,969
Other Commercial banks (other currencies)	13,405	187,693	295,826
Total Foreign Currency-denominated	14,611,799	15,441,062	17,192,969
Total	17,411,811	16,936,985	17,378,484

13.2 Investment portfolio

The following table shows the fair value of our trading, available-for-sale and held to maturity investment securities without interest designated by type of security at the dates indicated (see Note 6 to the Consolidated Financial Statements):

	Year ended December 31,
	2013	2014	2015
	(Soles in thousands)
Sol-denominated:
Peruvian Government Bonds	2,110,977	3,515,935	3,905,464
Equity securities	923,921	826,055	686,108
Bonds	969,245	1,399,061	1,520,669
The Peruvian Central Bank certif. notes	6,175,983	4,607,896	6,006,110
Other investments	566,647	677,089	523,174
Total Sol-denominated	10,746,773	11,026,036	12,641,525
Foreign Currency-denominated:
Equity securities	942,547	892,740	859,705
Bonds	5,715,370	5,980,271	7,949,126
Peruvian Government Bonds	653,479	800,767	1,271,900
The Peruvian Central Bank certif. notes	121,197	-	-
Other investment	2,040,755	2,011,318	1,702,727
Total Foreign Currency-denominated	9,473,348	9,685,096	11,783,458
Total securities holdings:	20,220,121	20,711,132	24,424,983

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 4.2% in 2013, 3.0% in 2014 and 10.9% in 2015. The weighted-average yield on our foreign currency-denominated portfolio was 3.4% in 2013, 5.8% in 2014 and 2.2% in 2015. The total weighted-average yield of our investment securities was 3.8% in 2013, 4.3% in 2014 and 4.1% in 2015.

The weighted-average yield on our Sol-denominated dividend-earning assets was 3.3% in 2013, 0.1% in 2014 and 6.2% in 2015. The weighted-average yield on our foreign currency-denominated portfolio was 3.7% in 2013, 5.9% in 2014 and 0.9% in 2015. The total weighted-average yield of our dividend-earning assets was 3.5% in 2013, 3.2% in 2014 and 3.2% in 2015.

The interest accrued for trading investments as of December 31, 2015, 2014 and 2013 amounted to S/2.6 million, S/9.7 million and S/1.1 million respectively. The Interest accrued of available for sale investments and held to maturity investments were presented separately in note 6 of the Consolidated Financial Statements.

As of December 31, 2015, the investments available for sale and held to maturity pledged as collateral amounted to S/3,456.8 million (see note 6 to the Consolidated Financial Statements).

The following table shows the maturities of our trading, available-for-sale and held to maturity investment securities designated by type of security on December 31, 2015:

	Without maturity	Within 1 year	After 1 year but within 3 years	Maturing after 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 Years	Total
	(Soles in thousands)
Sol-denominated:
Peruvian government bonds	-	22,362	1,548,881	467,972	757,688	1,108,561	3,905,464
Equity securities (1)	686,108	-	-	-	-	-	686,108
Bonds and debentures	-	27,674	157,646	90,440	292,966	951,943	1,520,669
The Peruvian Central Bank certif. notes	-	5,561,409	444,701	-	-	-	6,006,110
Other investments	337,964	49,236	-	-	8,544	127,430	523,174
Total Sol-denominated	1,024,072	5,660,681	2,151,228	558,412	1,059,198	2,187,934	12,641,525
Foreign Currency-denominated:
Peruvian government bonds	-	-	12,376	802,649	188,872	268,003	1,271,900
Equity securities (1)	859,705	-	-	-	-	-	859,705
Bonds	73,586	374,508	1,567,838	1,801,779	2,434,021	1,697,394	7,949,126
The Peruvian Central Bank certif. notes	-	-	-	-	-	-	-
Other investments	231,466	1,098,169	68,090	41,547	106,040	157,415	1,702,727
Total Foreign Currency-denominated	1,164,757	1,472,677	1,648,304	2,645,975	2,728,933	2,122,812	11,783,458
Total securities holdings:	2,188,829	7,133,358	3,799,532	3,204,387	3,788,131	4,310,746	24,424,983
Weighted-average yield							3.75%

(1)	Equity securities in our account are categorized as without maturity.

The maturities of our investment securities classified as trading and available-for-sale, as of December 31, 2015, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the criteria described below, our management has determined that the unrealized losses as of December 31, 2015 and 2014 and 2013, which amount to S/450.5 million, S/152.2 million and S/217.9 million, respectively, were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

For equity investments, management considers the following criteria to determine whether a loss is temporary:

•	The length of time and the extent to which fair value has been below cost;

•	The severity of the impairment;

•	The cause of the impairment and the financial condition and near-term prospects of the issuer; and

•	Activity in the market of the issuer which may indicate adverse credit conditions.

For debt investments, management considers the following criteria to determine whether a loss is temporary:

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

13.3 Loan portfolio

13.3.1 Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2011	2012	2013	2014	2015
	(Soles in thousands)
Loans (1)	37,188,077	43,108,459	50,774,283	63,804,147	73,989,049
Leasing transactions	6,327,210	7,568,023	8,588,951	9,280,086	9,574,964
Discounted notes	1,488,820	1,421,186	1,499,540	1,661,592	1,794,928
Factoring	686,175	832,567	831,803	1,002,893	1,261,516
Advances and overdrafts	67,750	142,497	456,689	560,743	75,220
Refinanced loans	258,900	362,628	371,833	647,802	769,309
Internal overdue loans and under legal collection loans	698,399	949,699	1,437,253	2,009,328	2,311,242
Unearned interest	(19,592)	(39,642)	(75,378)	(117,160)	(192,381)
Earned interest	327,734	407,275	476,953	659,929	744,652
Total loans, net of unearned income plus accrued interest (2)	47,023,473	54,752,692	64,361,927	79,509,360	90,328,499
Total internal overdue loans and under legal collection loans	(698,399)	(949,699)	(1,437,253)	(2,009,328)	(2,311,242)
Total performing loans	46,325,074	53,802,993	62,924,674	77,500,032	88,017,257

(1)	The credit card amount is included by the years 2011 S/2,222 million, 2012 S/2,641 million, 2013 S/2,865 million, 2014 S/3,377 million and 2015 S/7,159 million.
(2)	Total loans refer to direct loans plus accrued interest minus unearned interest. In our Consolidated Financial Statements, “loans, net of unearned income” refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in note (2), that amounted to S/10,050.7 million, S/11,526.3 million, S/13,036.7 million, S/17,319.5 million and S/19,004.7 million, as of December 31, 2011, 2012, 2013, 2014, and 2015, respectively. See Note 21 to the Consolidated Financial Statements.

The loan portfolio categories set forth in the table above are based on internal clasification, which apply to loans generated by BCP and ASB. We categorize loans as follows:

▪	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

▪	Leasing Transactions: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.

▪	Discounted Notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

▪	Factoring: The sale of title of a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. Under factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.

▪	Advances and Overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

▪	Refinanced Loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when the debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

▪	Internal overdue loans: Includes overdue loans. See “Item 4. Information on the Company — 4.B Business Overview — (13) Selected statistical information — 13.3 Loan Portfolio — 13.3.9 Internal overdue Loan Portfolio” for further detail.

13.3.2 Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2011		2012		2013		2014		2015
	(Soles in thousands, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	8,950,237	19.03%	9,127,432	16.67%	10,580,629	16.44%	13,082,471	16.45%	14,180,845	15.70%
Consumer Loans (1)	13,489,040	28.69%	16,449,448	30.04%	19,338,230	30.05%	24,145,410	30.37%	27,137,704	30.04%
Small Business	3,044,105	6.47%	3,801,741	6.94%	4,118,941	6.40%	3,813,398	4.80%	7,378,361	8.17%
Commerce	6,750,272	14.36%	7,927,088	14.48%	9,163,740	14.24%	11,427,341	14.37%	8,592,281	9.51%
Realty Business and Leasing Services	2,612,295	5.56%	3,235,165	5.91%	3,579,330	5.56%	5,134,696	6.46%	6,554,783	7.26%
Mining	2,307,167	4.91%	1,921,853	3.51%	2,933,733	4.56%	2,508,209	3.15%	2,736,641	3.03%
Communication, Storage and Transportation	1,924,801	4.09%	1,871,544	3.42%	2,436,731	3.79%	3,766,683	4.74%	3,978,516	4.40%
Electricity, Gas and Water	3,005,468	6.39%	3,481,229	6.36%	3,015,101	4.68%	3,932,016	4.95%	4,434,448	4.91%
Agriculture	888,084	1.89%	1,150,838	2.10%	1,379,604	2.14%	1,740,497	2.19%	2,195,990	2.43%
Fishing	444,142	0.94%	513,460	0.94%	580,815	0.90%	426,458	0.54%	420,734	0.47%
Financial Services	802,362	1.71%	1,030,404	1.88%	792,103	1.23%	1,397,287	1.76%	1,718,962	1.90%
Education, Health and Other Services	609,444	1.30%	831,348	1.52%	867,451	1.35%	1,052,337	1.32%	5,795,456	6.42%
Construction	688,976	1.47%	1,250,699	2.28%	1,327,429	2.06%	1,884,714	2.37%	1,996,678	2.21%
Others (2)	2,383,132	5.07%	1,792,808	3.28%	3,846,515	5.98%	4,655,074	5.85%	2,654,829	2.94%
Sub total	47,899,525	101.86%	54,385,057	99.33%	63,960,352	99.38%	78,966,591	99.32%	89,776,228	99.39%
Unearned interest	-1,203,786	-2.57%	-39,641	-0.07%	-75,378	-0.12%	-117,160	-0.15%	-192,381	-0.21%
Earned interest	327,734	0.71%	407,276	0.74%	476,953	0.74%	659,929	0.83%	744,652	0.82%
Total	47,023,473	100%	54,752,692	100%	64,361,927	100%	79,509,360	100%	90,328,499	100%

(1)	These amounts comprise:

	2011	2012	2013	2014	2015
	(Soles in thousands)
Personal Loans	3,923,219	4,920,171	5,742,434	8,270,517	6,719,258
Mortgage Loans	7,343,446	8,887,992	10,730,628	12,498,191	13,258,993
Credit card	2,222,375	2,641,285	2,865,168	3,376,702	7,159,453
	13,489,040	16,449,448	19,338,230	24,145,410	27,137,704

(2)	Includes community services, hotels and restaurants and other sectors.

As of December 31, 2015, 96.46% of the loan portfolio was concentrated in Peru, and 5.24% of the loan portfolio was concentrated in Bolivia.

13.3.3 Concentrations of loan portfolio and lending limits

As of December 31, 2015, loans and other off-balance-sheet exposure to our 20 largest customers (considered economic groups), equaled S/16,864.3 million, and represented 15.4% of our total loan portfolio. See “Item 4 Information on the company — 4.B Business Overview — (12) Supervision and Regulation — 12.2 BCP — 12.2.8 Lending Activities” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/1,677.0 million to S/391.0 million, including 11 customers with over S/709.0 million. Total loans and other off-balance-sheet exposure outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2015: Class A (normal)—93.4%; Class B (potential problems)—2.7%; Class C (substandard)—0.9%; Class D (doubtful)—1.3%; and Class E (loss)—1.7%. See “Item 4. Information on the Company – 4.B Business Overview - (13) Selected Statistical Information – 13.3 Loan Portfolio – 13.3.7 Classification of the Loan Portfolio”.

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

Including the regulatory capital of BCP (without subsidiaries), which amounted to S/14,489.6 million on December 31, 2015, BCP’s legal lending limits varied from S/724.5 million to S/7,244.8 million. Our consolidated lending limits, based on our regulatory capital on a consolidated basis of S/18,614.7 million on December 31, 2015, ranged from S/930.7 million to S/9,307.4 million. As of December 31, 2015, BCP was in compliance with the lending limits of Law 26702.

As of December 31, 2015, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

13.3.4 Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2011		2012		2013		2014		2015
	(Soles in thousands, except percentages)
Total loan portfolio:
LC-denominated	18,955,818	40.31%	23,262,609	42.49%	30,383,551	47.21%	39,604,255	49.81%	54,103,965	59.90%
FC-denominated	28,067,655	59.69%	31,490,083	57.51%	33,978,376	52.79%	39,905,105	50.19%	36,224,534	40.10%
Total loans (1)	47,023,473	100%	54,752,692	100%	64,361,927	100%	79,509,360	100%	90,328,499	100%

(1)	Included unearned interest and without accrued interest

13.3.5 Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2015, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2015	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(Soles, except percentages)
Loans	73,989,049	9,459,584	13,404,792	15,228,650	6,964,336	28,931,687
Leasing transactions	9,574,964	629,326	3,077,035	3,125,940	1,920,027	822,636
Discounted notes	1,794,928	1,515,217	278,954	757	-	-
Refinanced loans	769,309	97,626	153,294	219,931	161,077	137,381
Factoring	1,261,516	1,249,673	11,843	-	-	-
Advances and overdrafts	75,220	75,220	-	-	-	-
Total	87,464,986	13,026,646	16,925,918	18,575,278	9,045,440	29,891,704
Internal overdue loans	2,311,242
Unearned interest	-192,381
Earned interest	744,652
Total Loans (1)	90,328,499
% of total performing loan portfolio	100%	14.89%	19.35%	21.24%	10.34%	34.18%

(1)	Included unearned interest plus accrued interest.

13.3.6 Interest rate sensitivity of the loan portfolio

The following table sets forth the interest rate sensitivity of our loan portfolio on December 31, 2015, by currency and by the time remaining to maturity:

	Amount at December 31, 2015	Maturing After 1 year
	Soles in thousands
Variable Rate
Sol-denominated	1,365,757	315,357
Foreign Currency-denominated	7,828,323	4,739,627
Total	9,194,080	5,054,984

Fixed Rate (1)
Sol-denominated	50,546,241	30,419,860
Foreign Currency-denominated	30,588,178	22,037,579
Total	81,134,419	52,457,439

Total (2)	90,328,499	57,512,423

(1)	Most of the financial products with fixed rates can be switched to variable rates according to market conditions as specified on the contracts with clients.
(2)	Net of unearned interest plus accrued interest.

13.3.7 Classification of the loan portfolio

We classify BCP’s loan portfolio (which includes the loan portfolio of BCP Bolivia, Mibanco and Solucion EAH) and ASB’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are.

▪	Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.

▪	Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/300,000 in total loans received from the financial system (excluding mortgage loans).

▪	Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.

▪	Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount to reserve should the borrower fail to make payments as they become due.

The following table sets forth our loan portfolio by class at the dates indicated:

	At December 31,
	2011	2012	2013	2014	2015
	(Soles in thousands) (1)
Commercial loans	27,649,818	30,865,250	36,945,208	43,781,627	54,404,478
Micro-business	5,907,600	7,314,718	7,934,114	11,380,238	8,786,318
Consumer loans	6,067,500	7,618,123	8,671,865	11,744,700	13,878,710
Residential mortgage loans	7,398,554	8,954,601	10,810,740	12,602,795	13,258,993
Total loans	47,023,472	54,752,692	64,361,927	79,509,360	90,328,499

(1)	Included unearned interest and without accrued interest.

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

We review our loan portfolio on a continuing basis and we classify our loans based upon risk of nonpayment by assessing the following factors: (i) the payment history of the particular loans, (ii) the history of our dealings with the borrower, (iii) the borrower’s management, (iv) the borrower’s operating history, (v) the borrower’s repayment capability, (vi) the borrower’s availability of funds, (vii) the status of any collateral or guarantee, (viii) the borrower’s financial statements, (ix) the general risk of the sector in which the borrower operates, (x) the borrower’s risk classification made by other financial institutions and (xi) other relevant factors. The classification of the loan determines the amount of the required loan loss provision.

We classify our loan portfolio into one of five risk categories, depending upon the degree of risk of non-payment of each debtor. These categories are: (i) Normal -A, (ii) Potential problems -B, (iii) Substandard -C, (iv) Doubtful -D and (v) Loss -E. which have the following characteristics:

Class	Category	Definition
A	Normal	Debtors that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation.
B	Potential problems

Includes debtors who have demonstrated certain deficiencies, such as:

-    Delays in loan payments;

-    A general lack of information required to analyse the credit;

-    Out-of-date financial information;

-    Temporary economic or financial imbalances, which could affect its ability to repay the loan; and/or

-    Market conditions that could affect the economic sector in which the debtor is active.

The aforementioned imply risks regarding recovery of the loan.

C	Substandard

Debtors whose payment capacity has been diminished and their available income is not sufficient to cover their financial obligations. Additionally, the bank has considerable doubts about the debtors’ capacity to strengthen their financial capacity in the short term.

Debtors demonstrating the same deficiencies that warrant classification as Class B, warrant classification as Class C if those deficiencies are such that if not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed-upon terms.

D	Doubtful

Debtors whose ability of repayment is considered remote, but there is a reasonable possibility that the creditworthiness of the debtor might improve in the near future.

These loans are distinguished from Class E loans by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, even if the payments are less than those required by the contract.

E	Loss	Includes debtors whose loans are considered unrecoverable or if there is any other reason why the loans should not appear on our books as an asset based on the originally contracted terms.

Number of days as past due
Type of loan / Classification		Commercial loans	Micro-business loans	Consumer loans	Residential mortgage loans
A	Normal	Up to 30 days	Up to 8 days	Up to 8 days	Up to 30 days
B	Potential Problem	Between 31 and 60 days	Between 9 and 30 days	Between 9 and 30 days	Between 31 and 60 days
C	Substandard	Between 61 and 120 days	Between 31 and 60 days	Between 31 and 60 days	Between 61 and 120 days
D	Doubtful	Between 121 and 365 days	Between 61 and 120 days	Between 61 and 120 days	Between 121 and 365 days
E	Loss	More than 365 days	More than 120 days	More than 120 days	More than 365 days

We continually review our loan portfolio to assess the completion and accuracy of our loan classifications.

All loans considered impaired (those classified as substandard, doubtful or loss) are analyzed by management. Management will address the impairment in two areas, individually assessed allowances and collectively assessed allowances, as follows:

(i)	Individually assessed allowance

We determine the appropriate allowances for each individually significant loan or advance on an individual basis. In determining the allowance, we consider items such as (i) the sustainability of the counterparty’s business plan, (ii) its ability to improve performance once a financial difficulty has arisen, (iii) projected cashflow receipts and the expected dividend payout should bankruptcy ensue, (iv) the availability of other financial support and including realized value of collateral, and (v) the timing of expected cash flows. Impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more attention.

(ii)	Collectively assessed allowance

We assess allowances collectively for (i) losses on loans and advances that are not individually significant (including consumer, micro-business and residential mortgages) and (ii) individually significant loans and advances where there is not yet objective evidence of individual impairment (the Class A and B loans). We evaluate allowances on each reporting date, and each portfolio receives a separate review.

Our collective assessment takes into account an impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. We estimate impairment losses by considering the following information: (i) historical losses on the portfolio (ii) current economic conditions (iii) the approximate delay between the time a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance and (iv) expected receipts and recoveries once the impairment occurs. Management is responsible for deciding the appropriate length of this period, which can extend as long as one year. The impairment allowance is then reviewed by credit management to ensure it aligns with our overall policy.

We assess financial guarantees, letters of credit and indirect loans in the same way we assess loans.

When a borrower is located in a country where there is an increased risk of difficulty servicing external debt, we assess the political and economic conditions in that country, and factor additional country risk into our assessment.

When we determine that a loan is uncollectible, it is written off against the provision for loan impairment. We write off these loans after all necessary procedures have been completed and the amount of the loss is determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in our consolidated income statements.

The following table shows our direct loan portfolio at the dates indicated:

	At December 31,
	2011		2012		2013		2014		2015
Level of Risk	(Soles in thousands, except percentages)
Classification	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
A: Normal	45,582,178	95.0%	53,043,970	95.1%	60,559,195	94.7%	74,255,334	94%	83,863,952	93.4%
B: Potential Problems	1,054,230	2.3%	1,051,901	1.9%	1,191,500	1.9%	1,701,045	2.2%	2,267,080	2.5%
C: Substandard	379,680	0.8%	491,161	0.9%	673,075	1.1%	736,088	0.9%	866,764	1.0%
D: Doubtful	421,997	0.9%	592,028	1.1%	779,020	1.2%	1,054,541	1.3%	1,252,320	1.4%
E: Loss	461,439	1.0%	530,721	1%	757,562	1.2%	1,219,583	1.5%	1,526,112	1.7%
Total (1)	47,899,524	100.0%	55,709,781	100.0%	63,960,352	100.0%	78,966,591	100.0%	89,776,228	100.0%
C+D+E	1,263,116	2.7%	1,613,910	3.0%	2,209,657	3.5%	3,010,212	3.8%	3,645,196	4.1%

(1)	Without unearned and accrued interest

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

13.3.8 Classification of the loan portfolio based on the borrower’s payment performance

We classify a loan as internal overdue mainly based on three aspects: (i) number of days as past-due, based on the due date contractually agreed; (ii) the banking subsidiary; and (iii) the type of loan. In that sense:

▪	BCP and Mibanco consider loans as internal overdue: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans; (iii) after 30 days for overdrafts; and (iv) after 90 days for consumer, mortgage and leasing loans. In the case of consumer, mortgage and leasing loans, the past-due installments are considered overdue after 30 to 90 days. After 90 days, the outstanding balance of the loan is considered internal overdue.

▪	ASB considers all overdue loans past-due, except for consumer loans, which are considered past-due when the scheduled principal and/or interest payments are overdue for more than 90 days.

▪	BCP Bolivia considers loans as internal overdue after 30 days.

The entire loan balance under IFRS 7 is considered past-due when debtors have failed to make a payment on the due date contractually agreed. For more detail, see note 34.1 (c) of the Consolidated Financial Statements.

All the aforementioned has been contractually agreed with clients. Therefore, Credicorp’s internal overdue policy is in accordance with IFRS 7.

Furthermore, with regards to refinanced loans, Credicorp’s policy categorizes a loan as” refinanced” when a debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

Finally, non-performing loans are composed of internal overdue and refinanced loans. For further detail, see note 34.1(c)(i) of the Cosnolidated Financial Statements.

As of December 31, 2015, Credicorp did not have any loans that were overdue by more than 90 days and that were still accruing interest. Interest income is suspended when the collection of loans is doubtful, such as when overdue by more than 90 days. When a borrower or securities issuer defaults earlier than 90 days, the income is excluded from interest income until it is received. Uncollected income on these loans is applied against income. When management determines that the debtor’s financial condition has improved (a debtor’s financial condition is only considered improved once the debtor has paid the principal and interest due on its loans), we continue recording interest on an accrual basis. Therefore, we do not accrue interest on internal overdue loans, but interest on internal overdue loans is recognized only if and to the extent received.

Over the past five years, we have recognized interest income on these loans of S/42.3 million in 2011, S/55.4 million in 2012, S/65.1 million in 2013, S/93.4 million in 2014 and S/157.9 million in 2015. Accrued but unpaid interest is reversed for internal overdue loans, with the exception of discounted notes and overdrafts.

The following table sets forth the repayment status of our loan portfolio as of the dates indicated:

	At December 31,
	2011	2012	2013	2014	2015
	(Soles in thousand, except percentages)
Current	47,201,126	54,760,082	62,523,099	76,957,263	87,464,986
Internal overdue loans
Overdue up to 90 days (2)	173,520	271,565	439,842	228,535	588,385
Overdue 90 days or more	524,879	678,134	997,411	1,780,793	1,722,857
Subtotal	698,399	949,699	1,437,253	2,009,328	2,311,242
Total loans (1)	47,899,525	55,709,781	63,960,352	78,966,591	89,776,228
Internal overdue loans amounts as % of total loans	1.49%	1.73%	2.23%	2.53%	2.56%

(1)	Without unearned interest and accrued interest.
(2)	The amount in 2015 would increase to S/149,160 thousand, approximately, if the outstanding balance of consumer, mortgage and leasing loans overdue to 90 days or less are included.

With respect to consumer, mortgage and leasing loans, BCP recognizes payments as overdue installments if the loan is less than 90 days overdue. The entire amount of the loans is considered as internal overdue after 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 34.1 to the Consolidated Financial Statements.

13.3.9 Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated

	At December 31,
	2011	2012	2013	2014	2015
	(Soles in thousand)
Internal overdue loan amounts:
Loans	598,871	827,909	1,255,583	1,716,823	1,942,958
Discounted notes	7,936	6,814	14,134	16,421	16,966
Advances and overdrafts in demand deposits	6,946	8,342	10,254	13,085	32,212
Leasing transactions	21,910	22,476	23,820	44,374	80,219
Refinanced loans	62,735	84,157	133,461	218,624	238,888
Total internal overdue loans	698,398	949,698	1,437,252	2,009,327	2,311,243
Less: Allowance for loan losses (1)	1,504,869	1,898,496	2,385,958	3,102,096	4,032,218
Total internal overdue loans portfolio net of allowance	(806,471)	(948,798)	(948,706)	(1,092,769)	(1,720,975)

(1)      Includes allowance for indirect credits (see “Item 4. Information on the company – 4.B Business Overview - (13) Selected Statistical Information — 13.3 Loan portfolio—13.3.11Allowance for loan losses”).

As of December 31, 2015, total internal overdue loans were S/2,311.2 million, which included S/238.8 million of refinanced loans.

We recognize interest on internal overdue loans and loans in legal collection when the loans are collected. The interest income that would have been recorded for these credits in accordance with the terms of the original contract is approximately S/502.4 million and S/415.6 million as of December 31, 2015 and 2014, respectively.

13.3.10 Total Non-performing loans

Non-performing loans include internal overdue loans (S/2,311.2 million as of December 31, 2015), as well as current refinanced loans (S/769.3 million as of December 31, 2015). Therefore, non-performing loans amounted to S/3,080.5 million. As of December 31, 2015 our delinquency ratio (internal overdue-loan ratio) was 2.56% and our non-performing loan ratio (including internal overdue and refinanced loans) was 3.41%. See “Item 4, Information on the Company - 4.B Business Overview - (3) Review of 2015 – 3.2 Financial Performance”

13.3.11 Allowance for loan losses

The following table shows the changes in our allowance for loan losses and movements at the dates indicated:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(Soles in thousands)
Allowance for loan losses at the beginning of the year	1,260,109	1,504,871	1,898,496	2,385,958	3,102,096
Additional provisions (reversals)	579,365	996,194	1,230,371	1,715,809	1,880,898
Acquisitions and transfers	-	-	-	-	-
Recoveries of write-offs	111,728	122,074	139,744	198,333	171,279
Write-offs	(418,983)	(648,033)	(990,147)	(1,272,218)	(1,471,322)
Exchange difference and other (1)	(27,350)	(76,610)	107,494	74,214	349,267
Total allowance for loan losses at the end of the year	1,504,869	1,898,496	2,385,958	3,102,096	4,032,218

(1)	Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/U.S. dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “Item 4. Information on the Company – 4.B Business Overview - (13) Selected Statistical Information – 13.3 Loan Portfolio – 13.3.7 Classification of the Loan Portfolio”. The balance of the allowance for loan losses for the years 2013, 2014 and 2015 are included in Note 7(d) to the Consolidated Financial Statements.

Our allowance for loan losses, as of December 31, 2015, included S/3,840.3 million for credit losses and S/191.9 million for indirect or off-balance-sheet exposure losses as compared to S/2,986.9 million and S/115.2 million, respectively, in 2014. Our allowance for indirect loan losses are included in the “Other liabilities” caption of our consolidated balance sheet. See Notes 7(d) and 12(a) to the Consolidated Financial Statements.

The charge-off process is performed with prior approval of our board of directors and the SBS. Potential charge-offs are considered by the board of directors on a case-by-case basis.

13.3.12 Allocation of loan loss reserves

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 7(d) to the Consolidated Financial Statements):

	At December 31,
	2011	2012	2013	2014	2015
	(Soles in thousands)
Commercial loans	473,803	392,017	448,435	556,270	1,060,810
Micro-business	355,996	648,794	865,469	1,124,072	1,531,244
Consumer loans	549,046	724,075	927,482	1,256,616	1,282,751
Residential mortgage loans	126,024	133,610	144,572	165,138	157,413
Total allowance	1,504,869	1,898,496	2,385,958	3,102,096	4,032,218

13.4 Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2013	2014	2015
	(Soles in thousands)
Demand deposits:
Sol-denominated	8,985,992	9,495,471	9,456,182
Foreign currency-denominated	13,226,069	15,662,983	19,043,808
Total	22,212,061	25,158,454	28,499,990
Savings deposits:
Sol-denominated	10,034,779	11,700,430	12,149,324
Foreign currency-denominated	7,719,491	9,508,401	12,755,241
Total	17,754,270	21,208,831	24,904,565
Time deposits:
Sol-denominated	9,033,046	11,057,606	9,935,654
Foreign currency-denominated	11,984,415	11,850,300	16,063,532
Total	21,017,461	22,907,906	25,999,186
Foreign currency Bank Certificates
Foreign currency-denominated	479,692	660,376	1,720,800
Severance Indemnity Deposits (CTS):
Sol-denominated	3,661,079	4,041,690	4,311,904
Foreign currency-denominated	3,057,956	2,806,707	2,871,517
Total	6,719,035	6,848,397	7,183,421
Total deposits:
Sol-denominated	31,714,896	36,295,197	35,853,064
Foreign currency-denominated	36,467,623	40,488,767	52,454,898
Total deposits and obligations without interest payable	68,182,519	76,783,964	88,307,962

The following table presents the non interest demand deposits and the interest demand deposits:

	At December 31,
	2013	2014	2015
	(Soles in thousands)
Sol-denominated Demand deposits:
Non interest demand deposits	7,515,091	9,134,072	9,424,834
Interest demand deposits	1,470,901	361,399	31,348
Total	8,985,992	9,495,471	9,456,182
Foreign currency-denominated Demand deposits:
Non interest demand deposits	10,874,064	15,355,986	18,624,236
Interest demand deposits	2,353,005	306,997	419,572
Total	13,226,069	15,662,983	19,043,808

The following table sets forth information regarding the maturity of our time deposits in denominations of S/341,100 (US$100,000) or more on December 31, 2015:

At December 31, 2015
(Soles in thousands)
Certificates of deposit:
Maturing within 30 days	3,656
Maturing after 30 but within 60 days	997
Maturing after 60 but within 90 days	0
Maturing after 90 but within 180 days	3,180
Maturing after 180 but within 360 days	4,374
Maturing after 360 days	1,354
Total certificates of deposits	13,561

Time deposits:
Maturing within 30 days	10,888,262
Maturing after 30 but within 60 days	1,922,794
Maturing after 60 but within 90 days	1,682,277
Maturing after 90 but within 180 days	2,982,975
Maturing after 180 but within 360 days	2,835,420
Maturing after 360 days	3,426,804
Total time deposits	23,738,532
Total	23,752,093

13.5 Return on equity and assets

	At December 31,
	2013	2014	2015
Return on assets (1)	1.41%	1.92%	2.13%
Return on equity (2)	13.77%	18.50%	20.50%
Dividend payout ratio (3)	27.44%	21.74%	21.05%
Equity to assets ratio (4)	10.52%	10.83%	10.65%
Shareholders’ equity to assets ratio (5)	10.05%	10.37%	10.24%

(1)	Net income attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to our equity holders as a percentage of average net equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to our equity holders per share.
(4)	Average equity attributable to our equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

13.6 Short-term borrowing

Our short-term borrowing, other than deposits, equaled S/5,756.3 million, S/9,509.4 million, and S/9,798 million, as of December 31, 2013, 2014, and 2015, respectively. Our average balances of borrowed amounts increased in 2015 due to growth in working capital debts (in 2014 due to growth in foreign trade transactions). As of December 31, 2013, 2014, 2015, the short-term borrowings also included repurchase transactions by the Peruvian Central Bank and interbank debts, which in the report are presented separately.

The following table sets forth our short-term borrowing:

	At December 31,
	2013	2014	2015
	(Soles in thousands, except percentages)
Year-end balance	5,756,270	9,509,444	9,798,420
Average balance	4,485,756	6,644,335	8,675,688
Maximum month-end balance	5,756,270	9,509,444	9,798,420
Weighted-average nominal year-end interest rate	1.84%	2.33%	3.07%
Weighted-average nominal interest rate	1.98%	2.33%	2.72%

4. C	Organizational structure

(1) Credicorp

The following tables show our organizational structure and the organization of our principal subsidiaries as of December 31, 2015:

(1)	Credicorp Ltd. directly holds an additional 12.73%.
(2)	Credicorp Ltd. directly holds an additional 14.00%.
(3)	Grupo Credito S.A. holds 36.35%.
(4)	Credicorp Capital Holding Peru S.A. holds 85.50% of Credicorp Capital PeruS.A.A. Credicorp Capital Ltd holds an additional 12.30% of Credicorp Capital Peru SA.A.
(5)	Inversiones Credicorp Bolivia S.A., a subsidiary of BCP, holds in 48%.

(2)	BCP

(1)	Credicorp Ltd. directly holds 4.07% of BCP Bolivia

(2)	BCP holds 0.078%.

(3)	Credicorp Ltd. directly holds 4.08%.

(4)	Grupo Credito S.A. holds 14.98%.

(5)	Grupo Credito S.A. holds 1.757%.

BCP and its principal subsidiaries as of December 31, 2015 are as follows:

•	Banco de Credito de Bolivia (BCP Bolivia), is incorporated in Bolivia and is BCP’s commercial bank in Bolivia. BCP owns 95.85% of BCP Bolivia (directly and indirectly) and Credicorp Ltd. holds the remaining interest. BCP Bolivia maintained a 9.0% market share of current loans in Bolivian currency. It also has 8.9% of total deposits in Bolivia and a network of 47 branches located throughout Bolivia. BCP Bolivia’s results are consolidated in BCP’s financial statements.

•	Edyficar Perú S.A. (Edyficar) was acquired by BCP in October 2009 and is 99.947% owned by BCP. Edyficar was engaged in microfinance in Peru. In March and July 2014, Edyficar acquired equity interest in Mibanco, Banco de la Microempresa S.A. (Mibanco) and, at the end of 2014 Edyficar owned 81.93% of Mibanco. In March 2015, Edyficar and Mibanco merged to form the “consolidated” Mibanco, which is incorporated in Peru. The new “consolidated” Mibanco was created pursuant to a Peruvian Law, which established that no person is allowed to be the owner of two financial institutions of the same type, because Mibanco was created by a Law that allowed us after the acquisition to keep the license even when the acquirer is a financial institution.

•	Mibanco, Banco de la Microempresa S.A., is owned by BCP, which holds a 93.598% interest, and by Grupo Credito, which holds a 1.757% interest. Mibanco operates as a multiple banking company, oriented to the micro and small business sector.

•	Solucion Empresa Administradora Hipotecaria S.A. was established in 1979 under the name Solucion Financiera de Credito del Peru S.A. and is 100% owned by BCP. Its business previously included mortgage lending, consumer lending and SME financing. In the company’s shareholders meeting on November 19, 2009, Solucion Financiera de Credito del Peru S.A.’s shareholders decided to change the company from a finance company to a mortgage administration company and to change the company’s name to Solucion Empresa Administradora Hipotecaria S.A. These changes were necessary because, according to Peruvian Law, no person is allowed to be the owner of two financial institutions of the same type. As a result, the company will primarily engage in the administration of mortgage portfolios. These changes were approved by the SBS through Resolution SBS 47-2010 on May 21, 2010. Solucion Empresa Adminsitradora Hipotecaria S.A. is incorporated in Peru.

•	Inversiones BCP was incorporated in Chile in 1997, with the special purpose of investing in the stocks of Banco de Credito e Inversiones (BCI) Chile. In November 2015, Inversiones BCP were merged into balances of BPC Emisiones Latam 1. The new subsidiary was called BCP Emisiones Latam 1 and 84.93% owned by BCP.

•	Inversiones Credicorp Bolivia S.A. was incorporated in February 2013 in Bolivia and is 95.84% owned by BCP. Currently, Inversiones Credicorp Bolivia S.A. owns 99.92% of Credifondo SAFI Bolivia S.A. and 99.80% of CrediBolsa S.A. Agencia de Bolsa (Bolivia).

(3) Credicorp Capital

Credicorp’s regional investment banking platform is built mainly around three business units: asset management, sales & trading and corporate finance business. These business units are present in each of the countries where we operate, which we serve through several companies under Credicorp Capital, including Credicorp Capital Holding Perú, Credicorp Capital Colombia, Inversiones IMT (IM Trust - Chile), Credicorp Capital Securities Inc., Credicorp Capital Asset Management and Credicorp Capital UK Ltd.

The following chart shows the main subsidiaries of Credicorp´s investment banking platform as of December 31, 2015:

3.1 Credicorp Capital Holding Peru S.A.

Credicorp Capital Holding Perú S.A., incorporated in Perú in 2015 was created as the holding company through which we conduct our investment banking businesses in Perú.

3.2 Credicorp Capital Securities Inc. (CSI)

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

CSI began operations in March 2003 as an IBD and registered investment advisor (RIA). Since then, CSI transferred the functions formerly performed under its RIA license to BCP (Asset Management Division), which is in the process of cancelling its RIA license.

The objectives of CSI are (i) to provide brokerage services and products to its affiliates and customers; and (ii) to add new customers to the brokerage business. As an IBD, CSI can open custodial accounts on behalf of its customers. Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation, serves as CSI’s sole clearing broker.

CSI’s core business includes purchasing and selling stocks, fixed income and money market instruments. CSI´s brokerage services involve corporate debt securities, U.S. Treasury bonds, equities, exchange-listed over-the-counter (OTC) securities, mutual funds (both domestic and international), and options (options represent only 0.08% of CSI´s business and correspond to vanilla options transactions). Mutual fund sales are not actively solicited.

CSI is approved by FINRA, which is its regulator, to engage in trading for its own account in fixed income instruments. CSI is subject to a US$250,000 net capital requirement and files monthly Financial and Operating Combined Uniform Single (FOCUS) reports to FINRA.

3.3 Credicorp Capital Peru

Credicorp Capital Perú S.A.A. it’s incorporated in Perú. During 2013, BCP Capital S.A.A. changed its name to Credicorp Capital Peru S.A.A.. It was established from a spin-off from BCP. The spin-off resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of S/198.8 million, S/60.8 million and S/138.0 million, respectively. Assets that transferred from BCP to Credicorp Capital Perú included the ownership of Credicorp Capital Sociedad Agente de Bolsa (formerly, Credibolsa Sociedad Agente de Bolsa), Credicorp Capital Sociedad Titulizadora (formerly, Credititulos Sociedad Titulizadora), Credicorp Capital Sociedad Administradora de Fondos (formerly, Credifondo Sociedad Administradora de Fondos) and BCP’s investment banking activities, which combined into a new company initially named BCP Capital Financial Services and presently named Credicorp Capital Servicios Financieros. Through each of these companies, Credicorp Capital Perú is a market leader in the investment banking segment and offers a wide range of products and services to corporate and retail clients.

3.4 Credicorp Capital Colombia

Credicorp Capital Colombia its incorporated in Colombia. During 2013, 100% of the outstanding shares of BCP Colombia (owner of 51% of Credicorp Capital Colombia S.A.) were transferred from BCP to Credicorp Capital Ltd., with the approval of the Colombian banking authority, the Superintendencia Financiera de Colombia.

Credicorp Capital Colombia is a brokerage firm formed in 1987. The firm has a nationwide presence in Colombia through its offices in Bogota, Medellin, Cali and Barranquilla. It also opened an office in Panama in early 2011.

The firm offers a wide array of products and services, including asset management (mutual and discretionary funds), sales and trading (foreign exchange, fixed income, stock, derivatives and hedging products, and e-trading) and corporate finance (M&A and advisory, among others).

3.5 Inversiones IMT (IM Trust)

Inversiones IMT is incorporated in Chile. CC Holding Chile holds a 60.6% stake in IM Trust. IM Trust has over 25 years of experience in the Chilean market. In early 2008, IM Trust expanded operations to Peru and Colombia.

Through several companies, IM Trust provides services in corporate finance (capital markets and M&A), sales & trading (equity, fixed income and derivatives), and asset management (investment funds, mutual funds, advisory and mandates), servicing the retail, corporate, institutional and private segments.

3.6 Credicorp Capital UK

Credicorp Capital UK is incorporated in the United Kingdom and was established to attract potential clients in Europe to the brokerage businesses in Peru, Chile, and Colombia.

3.7 Credicorp Capital Asset Management

Credicorp Capital Asset Management was incorporated in 2015 in the Cayman Islands to expand our asset management business.

4. D	Property, plants and equipment

As of December 31, 2015, we owned 442 properties (436 in Peru, 4 in Bolivia and 2 in Chile) and rented 678 properties (608 in Peru, 47 in Bolivia, 20 in Colombia, 1 in Panama, 1 in Chile and 1 in UK), all of which we used for the operation of our network of branches and our business; we do not hold any lease agreements for these purposes. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 2015, we had 830 branches, of which 460 were branches of BCP in Peru. There are no material encumbrances on any of our properties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A	Operating results

(1) Critical accounting policies

1.1 Basis of presentation and use of estimates

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

The consolidated financial statements are presented in Peruvian Soles (S/), see paragraph (1.3) below, and values are rounded to the nearest S/ thousands, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements because actual results may differ from those determined in accordance with such estimates and assumptions.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from those estimates; however, management expects that the variations, if any, will not have a material impact on the consolidated financial statements. The most significant estimates comprised in the accompanying consolidated financial statements are related to allowance for loan losses, the measurement of investments, the technical reserves for claims and premiums, goodwill impairment, the measurement of the share-based payment transactions and the valuation of derivative financial instruments; also, perform other estimates such as the liabilities for put options held by non-controlling interests in subsidiaries , estimated useful life of intangible assets, property, furniture and equipment and the deferred tax assets and liabilities. The accounting criteria used for each of these estimates is described in this note.

The accounting policies adopted are consistent with those of the previous years, except that:

•	The Group, following the change in its functional currency, has changed its presentation currency and, as a result, the comparative consolidated financial statements have been restated in 2014; and

•	The Group has adopted, as applicable, the annual improvements for the 2010-2012 and 2011-2013 cycles, as described below; however, due to the Group’s structure and operations, the adoption of the new and revised accounting standards did not have any significant impact on its consolidated financial position or performance:

IFRS 2 – this amendment clarifies the “vesting conditions” and makes a distinction between performance condition and service condition.

IFRS 8 – requires the disclosure of judgement exercised by Management in aggregating operating segments and clarifies that a reconciliation of segment assets is only required if these assets are reported.

1.2 Consolidation

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

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements,

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the amount corresponding to non-controlling shareholders should be recognized directly in the consolidated equity.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control over those policies.

The considerations taken into consideration to determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statements of financial position; gains resulting from the use of the equity method of accounting are included in “Other income” of the consolidated statements of income.

1.3 Foreign exchange

Credicorp considers the Peruvian sol as its functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact its major transactions and/operations, such as: lending, borrowing, financial income, financial expenses and a significant percentage of its purchases are agreed in Peruvian soles.

Foreign currency transactions are those entered into in a currency other than the functional currency. These transactions are initially stated by Group entities at the exchange rates of their corresponding currencies at the date of transaction. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the statement of financial position. Any difference arising from the exchange rate prevailing at the date of each consolidated statement of financial position and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period they occur, in “Exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are stated at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

Given that Credicorp Capital Colombia, IM Trust, ASB and BCP Bolivia have a functional currency different from the Peruvian Soles, they were translated into Soles for consolidating purposes in according with IAS 21, as follows:

•	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.

•	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences” in the consolidated statements of other comprehensive income

1.4 Change in functional currency

Until December 31, 2013, Credicorp and its subsidiaries operating in Peru, except for private hospitals, determined that their functional and presentation currency was the U.S. Dollar. Due to changes in the economic environment in Peru, where Credicorp’s main subsidiaries operate, and in accordance with IFRS, management conducted a review of the functional currency of Credicorp and its subsidiaries in Peru and decided to change Credicorp’s functional currency from the U.S. Dollar to the Peruvian Sol, effective as of January 1, 2014.

In accordance with IAS 21, paraghaphs 9 to 12, the main indicators that management considered were:

•	Changes in the economic environment of the country where the main subsidiaries operate.

•	The gradual increase of loans and deposits, financial income and expenses denominated in Soles.

•	The regulatory and competitive factors presented in the Peruvian financial system; and,

•	General de-dollarization of the Peruvian economy.

The principal changes in the economic environment that the management considered were:

a)	Inflation has remained within the target range set by the BCRP. In December 2013, inflation was 2.96%, which was within the target range set by the BCRP.

b)	The Peruvian economy has shown a sustained growth over the last 10 years with CAGR (cumulative annual growth rate) of 5.3% during the period 2005-2014.

c)	It should be noted that among major emerging economies, Peru is a country that shows low vulnerability to possible external financial turbulence, which is reflected in its international financial and fiscal solvency indicators, such as the level of international reserves that exceeded US$65 billion at the end of 2013, equivalent to 32% of GDP figure. The aforementioned allowed the Government to reduce exchange rate volatility and mitigate the impact of lower capital inflows.

d)	The participation of foreign currency loans in the total loan book has maintained its downward trend.

e)	In the last two years BCRP and SBS have been focused on incentivating financial institutions to de-dollarize their loan portfolios. Some of the measures taken are:

(i)	High reserve requirements for foreign currency deposits and obligations.

(ii)	Specific de-dollarization targets to reduce the participation of foreign currency loans not only for the total loan portfolio, but also in mortgages and car loans.

(iii)	Higher risk weights that increase capital requirement for mortgage and consumer lending granted in foreign currency.

f)	Development of capital markets in Soles as it is reflected in:

(i)	The highest issuances of long-term treasury bonds were denominated in Soles.

(ii)	Existence of longer maturities on debt issued by the Central Government and Peruvian companies.

(iii)	Increase of Peruvian companies’ issuances in Soles.

The Board of Directors discussed and approved the change in functional currency form the U.S. Dollar to Sol in its session held on January 22, 2014.

The change in functional currency was implemented prospectively starting January 1, 2014. To give effect to this change, balances as of January, 1, 2014 have been translated to Soles as follows in accordance with IAS 21 “The effect of changes in foreign exchange rates” following the methodology explained in Item 4. Information on the Company - 4.B Business overview - (13) Selected Statistical Information.

Credicorp Capital Colombia, IM Trust, Atlantic Security Bank and BCP Bolivia each have mantained their functional currencies (Colombian Pesos, Chilean Pesos, U.S. Dollars and Bolivian Bolivianos, respectively).

1.5 Recognition of income and expenses from banking activities

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

1.6 Insurance activities

1.6.1 Accounting policies for insurance activities

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

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2015 and 2014 the carrying value of the insurance receivables is similar to its fair value due to its short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statements of income. Insurance receivables are derecognized when the derecognition criteria for financial assets had been met.

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

Deferred Acquisition Costs (DAC) for general insurance and health products are amortized over the period in which the related revenues are earned. The reinsurers’ share of deferred acquisition costs is amortized in the same manner as the underlying asset amortization is recorded in the consolidated statements of income.

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

Insurance contract liabilities -

•	Life insurance contracts liabilities -

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

At each reporting date, an assessment is made of whether the recognized life insurance liabilities are adequate, net of related DAC, by using an existing liability adequacy test as laid out under IFRS 4. As of December 31, 2015 and 2014, Management determined that the liabilities were adequate and; therefore, it has not recorded any additional life insurance liability.

•	Non-life insurance contract liabilities (which comprises general and healthcare insurance) -

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

At each reporting date the Group reviews its unexpired risk and an existing liability adequacy test as laid out under IFRS 4 to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statements of income by setting up a provision for liability adequacy. As of December 31, 2015 and 2014, Management determined that the liabilities were adequate; therefore, it has not recorded any additional non-life insurance liabilities.

Income recognition:

•	Gross premiums –

Gross recurring premiums on life contracts are recognized as revenue when due from policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

•	Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized at the contract inception as a receivable. At the same time, it is recorded a reserve for unearned premiums which represents premiums for risks that have not yet expired. Unearned premiums are recognized into income over the contract period which is also the coverage and risk period.

•	Fees and commission income –

Unit linked insurance contract policyholders are charged for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statements of income when due.

•	Income from medical services and sale of medicines (those not categorized as healthcare insurance) -

Income from medical services is recognized in the date the service is provided.

Income from the sale of medicines is recognized when the significant risks and rewards of ownership of the medicines have passed to the buyer, usually on delivery of the medicines.

Income from medical services and sale of medicines is recorded in “Other income” of the consolidated statements of income.

Benefits, claims and expenses recognition:

•	Gross benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claims handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Annuities payments are recorded when due.

•	General and health insurance claims includes all claims occurring during the year, whether reported or not, internal and external claims handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustments to claims outstanding from previous years.

•	Comprise the total premiums payable for the whole coverage provided by contracts entered in the period and are recognized on the date on which the policy incepts. Unearned reinsurance premiums are deferred over the term of the underlying insurance contract.

•	Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

Cost of medical services is recorded when incurred. Cost of sale of medicines, which is the cost of acquisition of the medicines, is recorded when medicines are delivered, simultaneously with the recognition of income for the corresponding sale. Cost of medical services and sale of medicines are recorded in “Other expense” of the consolidated statements of income.

1.7 Financial Instruments: Initial recognition and subsequent measurement

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

1.7.1 Financial assets and liabilities at fair value through profit or loss

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

Changes in fair value of designated financial assets and liabilities through profit or loss upon initial recognition are recorded in the caption “Net gain (loss) on financial assets designated at fair value through profit and loss” of the consolidated statements of income. Interest earned is accrued in the consolidated statements of income in the caption “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income is recorded when the collection right has been established.

1.7.2 Loans and receivables

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

1.7.3 Available-for-sale financial investments

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

After initial recognition, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statements of income in “Net gain on sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated statements of income in “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

Interest and similar income earned are recognized in the consolidated statements of income in “Interest and similar income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

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

1.7.4 Held-to-maturity financial investments

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

As of December 31, 2014 and 2015, Credicorp has not recognized any impairment loss on held-to-maturity investments.

If Credicorp were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, Credicorp would be prohibited from classifying any financial asset as held-to-maturity during the following two years.

As of December 31, 2014 and 2015, Credicorp did not sell or reclassify any of its held-to-maturity investments.

1.7.5 Repurchase and reverse repurchase agreements and security lending and borrowing transactions

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

1.7.6 Put and call options over non-controlling interest

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

1.7.7 Other financial liabilities

After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

1.8 Derecognition of financial assets and financial liabilities

1.8.1 Financial assets

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

1.8.2 Financial liabilities

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

1.9 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

1.10 Impairment of financial assets

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of income. A loan, together with the associated allowance, is written off when (i) the loan is classified as loss, (ii) the loan is fully provisioned and (iii) there is real and verifiable evidence that (a) the loan is irrecoverable and collection efforts concluded without success and (b) foreclosures will not be possible or all collateral has been realized or transferred to Credicorp. If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.

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

1.11   Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement.

1.11.1   Operating leases

Leases in which a significant portion of the risks and benefits of the asset are held by the lessor are classified as operating leases. Under this concept the Group has mainly leases for purposes of banking branches. When an operating lease is terminated before the lease period has expired, any penalty payment to the lessor is recognized as an expense in the period in which termination takes place.

1.11.2   Finance leases

Finance leases are recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease agreement using the effective interest rate method, which reflects a constant periodic rate of return.

1.12   Business combination

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

1.13   Goodwill

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

1.14   Impairment of non-financial assets

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

1.15   Derivative financial instruments

1.15.1   Trading

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

Derivative financial instruments are initially recognized at fair value in the consolidated statements of financial position and subsequently are re-measured at fair value. . Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statements of income.

1.15.2   Hedging

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

Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. Hedges are formally assessed at each reporting date. The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows. A hedge is considered highly effective if the following conditions are met:

-	At the inception of a hedge and in following years, hedge is expected to be highly effective to offset changes in the fair value or cash flows attributable to the hedged risk over the designated period of the hedge; and

-	The actual effectiveness of a hedge is within the range of 80-125 per cent.

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows:

(i)	Cash flow hedges

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

1.16   Fair value measurement

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

1.17   Segment reporting

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

1.18   Fiduciary activities, management of funds and pension funds

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group.

Commissions generated for these activities are included in “Other income” of the consolidated statements of income.

1.19   Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with original maturities of three months or less, excluding restricted balances.

Cash collateral pledged as a part of repurchase agreements is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position.

Cash collateral pledged as a part of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position.

For more detail of accounting policies see note 3 to Consolidated Financial Statements.

(2)                 Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s segments, total revenues from the banking segment amounted to 71.3%, 76.2% and 81.6% of Credicorp’s total revenue in 2013, 2014 and 2015, respectively; therefore, the following historical discussion and analysis is presented principally for the banking segment (that includes BCP and subsidiaries and ASHC), except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2013, 2014 and 2015 reflect the financial position and results of operations of our subsidiaries for 2013, 2014 and 2015. See “Item 3. Key Information - 3.A Selected Financial Data.”

On December 31, 2015, approximately 51.6% of our deposits and 35.1% of our loans were U.S. Dollar-denominated. Despite these high proportions, U.S. Dollar-denominated loans have decreased from 43.6% in 2014 to 35.1% in 2015 due to the appreciation of the U.S Dollar and due to the dedollarization plan implemented by Peruvian Central Reserve Bank.

2.1   Results of operations for the three years ended December 31, 2013, 2014 and 2015

The following table sets forth, for the years 2013, 2014 and 2015, the principal components of our net income:

	Year ended December 31,
	2013	2014	2015
	(Soles in thousands)
Interest income	7,086,470	8,600,866	10,022,944
Interest expense	(2,116,573)	(2,191,062)	(2,558,050)
Net interest income	4,969,897	6,409,804	7,464,894
Provision for loan losses	(1,230,371)	(1,715,809)	(1,880,898)
Net interest income after Provision	3,379,526	4,693,995	5,583,996
Non-interest income	3,331,790	3,835,543	4,219,418
Insurance earned premiums net of claims on insurance activities	682,316	762,933	702,319
Other expenses	(5,111,490)	(6,075,096)	(6,191,704)
Income before translation result and income tax	2,642,142	3,217,375	4,314,029
Translation result (loss) gain	(309,422)	172,095	46,563
Income tax	(775,177)	(968,224)	(1,197,207)
Net income	1,557,543	2,421,246	3,163,385
Net income attributable to:
Equity holders	1,538,307	2,387,852	3,092,303
Non-controlling interest	19,236	33,394	71,082

In 2015, the net income attributable to our equity holders increased 29.5% compared to 2014. This increase was primarily due to higher net interest income, and an increase in non-interest income. The aforementioned offset the increase in income tax, the increase in provision for loan losses and the decrease in translation results. Net income attributable to our equity holders increased fron S/1,538.3 millions to S/ 2,387.9 million in 2014 which represented an increase of 55.23% from 2013 to 2014 , primarily due to an increase in translation results , net interest income and non- interest income. See Item 5. Operating and financial review and prospects - 5. A Operating Results - (2) Historical Discussion and Analysis - 2.1 Results of Operations for the Three Years Ended December 31, 2015 - 2.1.6 Translation Result.

The increase in net interest income was mainly as a result of an increase in income from interest on loans, net gain from hedging derivatives instruments and trading of interest on available-for-sale investments. The aforementioned were partially offset the by an increase in interest expense, mainly on due to banks and correspondents.

On the other hand, the increased in non-interest income was due mainly due to the higher income from banking services fees, net gain on foreign exchange transactions, which in turn offset the decrease in income from medical services and sale of medicines.

2.1.1   Net interest income

The following table sets forth the components of net interest income:

	Year ended December 31,
	2013	2014	2015
	(Soles in thousand)
Interest income:
Interest on loans	6,156,893	7,667,485	8,706,372
Interest on investments available-for-sale	723,631	690,605	853,365
Interest on due from banks	93,794	52,243	32,818
Dividends from investments available-for-sale and trading securities	48,576	60,145	55,594
Net P&L from hedging derivatives instruments and trading	-	22,202	238,855
Interest on trading securities	30,922	70,542	68,538
Other interest and similar income	32,654	37,644	67,402
Total interest income	7,086,470	8,600,866	10,022,944

Interest expenses:
Deposits and obligations	821,160	831,350	859,797
Bonds and notes issued	788,796	749,691	753,174
Due to banks and correspondents	246,222	420,617	758,396
Loss from hedging derivatives instruments	63,660	-	30,917
Other interest expenses	196,735	189,404	155,766
Total interest expense	2,116,573	2,191,062	2,558,050
Net interest income	4,969,897	6,409,804	7,464,894

Our net interest income increased by 16.5% in 2015 compared to 2014, and increased by 21.4% in 2014 compared to 2013.

Interest income increased by 16.5% in 2015 compared to 2014, after increasing by 21.4% in 2014 compared to 2013. The increase in 2015 was primarily due to higher average volume on loans. The increase in 2014 was also primarily due to higher average volume on loans.

Our average nominal interest rates earned on loans increased from 10.3% in 2013 to 10.7% in 2014, and then decreased to 10.2% in 2015. The average nominal interest rate for foreign currency-denominated loans increased from 5.3% in 2013 to 6.4% in 2014, and then decreased to 6.3% in 2015. Average nominal interest rates for Sol-denominated loans decreased from 16.5% in 2013 to 14.9% in 2014, and then to 13.2% in 2015.

The average balance of our foreign currency denominated loan portfolio increased by 3.3% to S/36,987.5 million in 2015, as compared to S/35,815.5 million in 2014, which was a 7.3% increase compared to S/33,390.6 million in 2013.The average balance of our Sol-denominated loan portfolio increased by 34% to S/48,397.9 million in 2015, compared to S/36,120.2 million in 2014, which was a 35.9% increase from S/26,581.1 million in 2013. Credicorp’s loan portfolio expanded in connection with economic growth in Peru (3.3% and 2.4% real GDP growth in 2015 and 2014 respectively), due to growth in commercial loans and due to appreciation of the U.S. Dollar in 2015 (which had a favorable impact on a significant portion of the 35% of Credicorp loans that are denominated in foreign currency).

Interest expense increased in 2015 by 16.7% to S/ 2,558.1 million compared to an interest expense in 2014 of S/2,191.1 million, which was an increased of 3.5% compared to S/2,116.6 million in 2013. The increase in interest expense during 2015 was principally due to a higher average volume of deposits and due to banks and correspondents.

Average nominal interest rates paid on foreign currency-denominated deposits decreased from 1.11% in 2013 to 0.70% in 2014, and then to 0.69% in 2015. Average nominal interest paid on Sol-denominated deposits decreased from 2.08% in 2013 to 1.94% in 2014, and then to 1.82% in 2015. This decrease was also a product of the monetary policy discussed above. See “Item 4. Information on the Company - 4.B Business Overview - (9) Competition” and “- (13) Selected Statistical Information.”

Our average interest-bearing foreign currency denominated deposits increased 23.7% to S/47,590 million in 2015 from S/38,478 million in 2014. This followed an 18.3% increase in 2014 from S/32,518 million in 2013. Our average interest-bearing Sol-denominated deposits increased by 3.3% in 2015 to S/35,374 million from S/34,249 million in 2014, and increased by 1.7% in 2014 from S/33,684 million in 2013.

Average nominal interest rates paid on Sol-denominated amounts to Due to banks and correspondents decreased from 6.25% in 2013 to 4.32% in 2014, and then increased to 4.66% in 2015. Average nominal interest rates paid on foreign currency denominated amounts Due to banks and correspondents increased from 1.46% in 2013 to 2.24% in 2014, and then to 2.78% in 2015.

Average Sol-denominated amounts Due to banks and correspondents increased 125.5% to S/12,339 million in 2015 from S/5,472 million in 2014. This followed a 132.6% increased in 2014 from S/2,353 in 2013. Our average foreign currency denominated amounts Due to banks decreased 19.8% in 2015 to S/6,592 million from S/8,218 million in 2014, after having increased by 20.6% in 2014 from S/6,815 million in 2013.

Our net interest margin (net interest income divided by average interest-earning assets) was 5.38% in 2015, 5.74% in 2014 and 4.97% in 2013. See “Item 4. Information on the Company – 4.B Business Overview - (13) Selected Statistical Information”.

2.1.2   Provision for loan losses

We classify all of our loans and other credits by risk category. We establish our allowance for loan losses based on criteria established by IAS 39 (see “Item 4. Information on the Company – 4.B Business Overview - (13) Selected Statistical Information – 13.3 Loan Portfolio – 13.3.7 Classification of the Loan Portfolio”). We do not anticipate that the expansion of our loan portfolio or the development of our subsidiaries’ activities will require a change in our allowance policy.

The following table sets forth the changes in our allowance for loan losses:

	Year ended December 31,
	2013	2014	2015
	(Soles in thousand)
Allowance for loan losses at the beginning of the year	1,898,496	2,385,958	3,102,096
Additional provisions	1,230,371	1,715,809	1,880,898
Recoveries of written-offs	139,744	198,333	171,279
Writte-offs	(990,147)	(1,272,218)	(1,471,322)
Monetary correction and Other	107,494	74,214	349,267
Allowance for loan losses at the end of the year	2,385,958	3,102,096	4,032,218

We recorded additional provisions for loan losses of S/1,880.9 million in 2015 and S/1,715.8 million in 2014. Total write-offs amounted to S/1,471.3 million in 2015 and S/1,272.2 million in 2014. Total recoveries of written-offs reached S/171.3 million in 2015 and S/198.3 million in 2014, constituting a 13.6% decrease in 2015. Loan loss provision expense in 2015 included S/43.8 million required by BCP Bolivia (compared to S/28.7 million in 2014).

Total allowance for loan losses, which amounted to S/4,032.2 million in 2015, include the allowance for direct credits and indirect credits of approximately S/3,840.3 million and S/191.9 million, respectively.

2.1.3   Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2013	2014	2015
	(Soles in thousands)
Fees and commissions from banking services	2,259,927	2,521,829	2,866,823
Net gains from sales of securities	96,228	220,737	248,723
Net gains on foreign exchange transactions	534,442	453,405	773,798
Other income	441,193	639,572	330,074
Total non-interest income	3,331,790	3,835,543	4,219,418

Our non-interest income, without including net earned premiums, increased by 10.0% to S/4,219.4 million in 2015 compared to S/3,835.5 million in 2014, which was an increased of 15.1% compared to S/3,331.8 million in 2013. The increase in 2015 was primarily due to an increase in fees and commissions from banking services, net gains from sales of securities, net gains on foreign exchange transactions.

Fees and commissions from banking services increased by 13.7% to S/2,866.8 million in 2015 compared to S/2,521.8 million in 2014, which was an 11.6% increase from S/2,259.9 million in 2013. The increases in fees and commissions income from banking services from 2014 to 2015 were primarily due to an increase in maintenance of accounts, transfers and credit/debit card services, commissions for banking services, collection services and fund management fees.

Net gains from sales of securities increased 12.7% to S/248.7 million in 2015 compared to S/220.7 million in 2014, which was an increase of 129.4% from S/96.2 million in 2013. The increase in 2015 and 2014 were primarily due to the increased volatility observed in capital markets, which caused the appreciation of stock prices in our investment portfolio.

Net gains on foreign exchange transactions increased 70.7% to S/773.8 million in 2015 compared to S/453.4 million in 2014, which was a decreased of 15.2% from S/534.4 million in 2013. Higher gains in 2015 compared to 2014 were primarily due to larger spread in our currency exchange positions.

Other income decreased by 48.4% to S/330.1 million in 2015, compared to S/639.6 million in 2014, which was an increased of 45% from S/441.2 million in 2013. The decreased in 2015 was primarily due to a decrease in income from medical services and sales of medicines, which amounted to S/133.8 million in 2015 comprared to S/460.9 million in 2014 (as a consequence of the agreement between Pacifico and Banmerica) which offset the increase in real estate rental income, which amounted to S/30.7 million in 2015 compared to S/18.5 million in 2014.

2.1.4   Insurance Premiums and Claims on Insurance Activities

The following table reflects the earned premiums and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2013	2014	2015
	(Soles in thousands)
Written premiums	2,594,336	2,658,798	2,193,755
Premiums ceded to reinsurers, net	(471,194)	(493,016)	(470,112)
Assumed from other companies	19,635	23,884	10,335
Net earned premiums	2,142,777	2,189,666	1,733,978
Net claims incurred	(295,045)	(270,756)	(256,361)
Increase in costs for future benefits for life and health policies	(1,165,416)	(1,155,977)	(775,298)
Total net premiums and claims	682,316	762,933	702,319

For further detail, please see Notes 24 and 25 to the Consolidated Financial Statements.

2.1.5   Operating Expenses

The following table reflects the components of our operating expenses:

	Year ended December 31,
	2013	2014	2015
	(Soles in thousands)
Salaries and employee benefits	2,278,054	2,673,431	2,878,318
General and administrative	1,738,951	1,930,483	1,995,802
Depreciation and amortization	328,354	433,787	400,905
Other	766,131	1,037,395	916,679
Total operating expenses	5,111,490	6,075,096	6,191,704

Personnel expenses (salaries and employee benefits) increased 7.7% in 2015, after 17.4% increase in 2014. The number of our personnel increased to 33,658 employees in 2015 from 32,452 in 2014 and 27,640 in 2013.

Our general and administrative expenses (which include taxes other than income taxes) increased by 3.4% in 2015, after increasing 11.0% in 2014. The increase in 2015 resulted primarily from higher expenses in repair and maintenance, taxes and contributions and leases.

Depreciation and Amortization decreased by 7.6% to S/400.9 million in 2015 from S/433.8 million in 2014.

Other expenses decreased by 11.6% in 2015, after increasing 35.4% in 2014. The decrease in 2015 was mainly due to lower cost of medical services and sale of medicines, which amounted to S/222.6 million in 2015 in comparison with S/310.2 million in 2014; lower commissions from insurance activities, which amounted to S/231.5 million in 2015 in comparison with S/262.7 million in 2014; and lower Provision for sundry risks, which amounted to S/38.2 million in 2015 in comparison with S/70.1 million in 2014.

.2.1.6   Translation Result

The translation result reflects exposure to appreciation of net monetary positions in foreign currencies, principally U.S. Dollars in 2015 and 2014 and Soles in previous years. We recorded a translation gain of S/46.6 million in 2015, a translation gain of S/172.1 million in 2014, and a translation loss of S/309.4 million in 2013.

Credicorp manages foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure our performance in Soles (since 2014, when we changed our functional currency from U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of Soles with respect to the relevant foreign currency would affect positively Credicorp’s consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statements of income.

As of December 31, 2015 and 2014, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). As of December 31, 2013, Credicorp’s net foreign exchange balance was the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

2.1.7   Income Taxes

We are not subject to income taxes or taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under Peruvian tax law. The statutory income tax rate payable in Peru since 2004 is 30% of taxable income. Through Law N° 30296, published on December 31, 2014, the income tax rate was reduced according to the following terms:

Effective for years	%
2015 and 2016	28
2017 and 2018	27
From 2019 onward	26

An additional 4.1% withholding tax is applied on dividends, which we register as income tax based on the liquid amount received from BCP, Grupo Crédito and Grupo Pacifico. Through Law N°30296, published on December 31, 2014, the withholding tax on dividends for the profits generated was increase according to the following terms:

Rate for the profits generated in the years	%
2015 and 2016	6.8
2017 and 2018	8.0
From 2019 onward	9.3

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

The Chilean statutory income tax rate to resident legal persons is 21% for 2014. On the other hand, natural or legal persons do not domiciled in Chile are subject to additional tax, which is applied with an overall rate of 35%. It operates in general on the basis of withdrawals and distributions or income remittances abroad, other Chilean source. Affected taxpayers this tax is entitled to a credit of First Category Tax paid by companies on income withdrawn or distributed. For 2015 the tax rate was 22.5% and in 2016 the tax rate will be 24%. In the last quarter of 2016, companies resident in Chile must choose between the “Income Tax attributed system” or “Income Tax partially attributed system” for determining the income tax from the financial year 2017. Credicorp decided to choose the “Income Tax attributed system”. The additional tax rate has not been changed.

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

Tax expense paid by the subsidiaries increased to S/1,197.2 million in 2015 from S/968.2 million in 2014, which was an increase from S/775.1 million in 2013. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2013, 2014 and 2015 were 34.17%, 28.57% and 27.46%, respectively.

(3)        Financial Position

3.1   Total Assets

The following table shows changes to the principal assets of Credicorp from 2014 through 2015:

	2013	2014	2015	2015 - 2014	2014 - 2013
	Soles in millions			% Change	% Change
Cash and due from banks	21,763	21,690	22,391	3.2%	(0.3)%
Cash colateral, reverse repurchase agreements and securities borrowing	1,207	5,543	11,027	98.91%	359.1%
Trading securities	1,500	2,526	2,323	(8.0)%	68.4%
Investments available-for-sale	18,211	15,748	18,769	19.2%	(13.5)%
Investments held-to-maturity	677	2,668	3,582	34.3%	294.1%
Net loans	62,098	76,522	86,488	13.0%	23.2%
Other Assets (1)	8,638	10,137	10,900	7.5%	17.4%
Total Assets	114,094	134,834	155,480	15.3%	18.2%

(1) Includes Financial assets designated at fair value through profit and loss, Premiums and other policies receivable, Accounts recivable from reinsurers and coinsurers, Property, furniture and equipment, Other assets.

As of December 31, 2015, Credicorp had total assets of S/155.5 billion, an increase of 15.3% compared to total assets of S/134.8 billion as of December 31, 2014. In 2013, total assets were S/114.1 billion. In 2015, net loans increased by 13.0%, consequently cash and due from banks increased by 3.2%, due to higher amounts maintained in cash collateral, reverse repurchase agreements and securities borrowings. Investments available-for-sale and investments held-to-maturity increased mainly due to an increase in governments’ treasury bonds, BCRP certificates of deposit and corporate, leasing and subordinated bonds.

As of December 31, 2015, our total loans, which correspond to direct loans including accrued interest and excluding unearned interest, were S/90,328.5 million that represented 58.1% of total assets. Loans net of allowance for loan losses, were S/86,488.2 million. As of December 31, 2014, our total loans were S/79,509.4 million, which represented 59.0% of total assets, and net of allowance for loan losses were S/76,522.5 million. From December 31, 2014 to December 31, 2015 our total loans increased by 13.6%, and net of allowance for loan loss increased by 13.0%.

Our total deposits with the Peruvian Central Bank decreased to S/13,953.8 million as of December 31, 2015 from S/14,003.8 million as of December 31, 2014 (our total deposits with the Peruvian Central Bank  were S/15,634.4 million in 2013). Our securities holdings (which include trading securities, available-for-sale and held-to-maturity investments) increased by 17.8% to S/24,674.1 million as of December 31, 2015 from S/20,941.6 million as of December 31, 2014 as compared to S/20,387.8 million in 2013. The increase of the securities portfolio in 2015 was primarily due to higher investments in governments’ treasury bonds, BCRP certificates of deposit and corporate, leasing and subordinated bonds.

(i)	Loan evolution

The increase of Credicorp’s total loans (13.6 in 2015 compared to 2014) was a result of the expansion of BCP’s total loans, for both Wholeasale and Retail banking, as well as a higher level of total loans in BCP Bolivia. The following table shows the composition of Credicorp’s total loan portfolio in year-end balances:

	2013	2014	2015	2014 - 2013	2015 - 2014	2015 - %		2014-%
Total year-end balances	Soles in millions			% Change		LC	FC	LC	FC
BCP - Wholesale banking (1)	28,302	35,274	40,728	24.6%	15.5%	51.9%	48.1%	38.1%	61.9%
BCP - Retail banking	28,083	30,940	35,025	10.2%	13.2%	77.1%	22.9%	72.1%	27.9%
Mibanco (2)	2,661	7,631	7,911	186.8%	3.7%	96.4%	3.6%	92.8%	7.2%
Bolivia	2,999	3,525	4,732	17.5%	34.2%	-	100.0%	-	100.0%
ASB	2,200	2,521	3,175	14.6%	25.9%	-	100.0%	-	100.0%
Others (3)	117	-382	-1,243	N/A	N/A	-	-	-	-
Total loans	64,362	79,509	90,328	23.5%	13.6%	59.9%	40.1%	49.8%	50.2%

(1) Do not include the loan of BCP to BAP for the sale of BCI shares.

(2) Includes Edyficar and Mibanco.

(3) Includes BCP Panama, BCP Miami, work out unit, other banking and elimination for consolidation.

Approximately 59.9% of Credicorp total loans are denominated in LC, mainly as a result of an increase in BCP’s LC loans. The latter was due to BCRP’s de-dollarization targets established at the end of June 2015 and the end of December 2015 in two books:

▪	the total FC portfolio (excluding loans for foreign trade and loans issues for more than 3 years for amounts that exceed US$10 million); and

▪	the mortgage and car portfolios as a whole.

The expansion in BCP’s Wholesale Banking loan book is mainly attributable to an increase in working capital and medium-long term financing in the LC denominated portfolio, which grew 59.8% and offset the decrease posed by the FC denominated portfolio. The expansion in the LC portfolio reflects our corporate clients’ reactions to a continuous depreciation of the Sol against the U.S. Dollar.

In 2015, BCP’s Retail banking loan book grew 13.2% due primarily to expansion in LC loans across all of the portfolio’s segments. This growth was led by the mortgage, SME-business and credit card segments. The variation in retail banking was due to:

▪	Mortgage loans grew 11.2% in 2015 compared to 2014. Since mid-2013, disbursements in mortgage loans have been made primarily in LC and reached levels of 100% in most months.
▪	The SME-Business loans grew 25.4% in 2015 compared to 2014. The increase was in the LC portfolio, which reflects the ongoing appreciation of the U.S. Dollar and Credicorp’s efforts to de-dollarize this portfolio. Although approximately 55% of loans in this segment loans are denominated in FC, the total SME-Business loans only represent approximately 5% of Credicorp’s total portfolio.
▪	The Credit card segment expanded primarily in LC, and was followed by lower growth in the FC loan book. The FC loans in the Credit card segment are associated with purchases in U.S. Dollars outside the country that are made by internet or during trips by clients who pay in full at the payment date.
▪	SME-Pyme loans grew 8.1% as a result of the loan expansion during the second half of 2015. This contrasted with the scenario in the first half of 2015, when the portfolio contracted after adjustments were made to risk models to tighten lending conditions.
▪	The Consumer segment posted growth of 8.6% in 2015 compared to 2014, mainly due to expansion of the LC portfolio, which represented approximately 83% of total loans.

Mibanco’s loan portfolio grew 3.7% in 2015 compared to 2014 as a result of an initial recovery in loan origination during the second half of 2015, after the acquisition of Mibanco and a subsequent clean-up process. The speed of origination is still below this segment’s expected potential, which reflects the bank’s focus on prioritizing portfolio quality over accelerating the pace of loan growth, considering the current macroeconomic context.

BCP Bolivia and ASB loans accounted for 8.8% of Credicorp’s total loans porfolio and represented 17.2% of Credicorp’s total increase in loans in 2015. Both portfolios include the effect of the appreciation of the Bolivian Pesos and U.S. Dollar against the Sol. BCP Bolivia loans increased 34.2% in line with expansion in its Retail banking portfolio. The aforementioned was a result of higher volume posted for mortgage and personal loans after the Bolivian government set lower financing rates for the regulated portfolio (productive sector and social housing), which pursuant to Bolivian law must account for 60% of total loans at the end of 2018.

The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:

Local currency	2013	2014	2015	2014 - 2013	2015 - 2014
year-end balances	Soles in millions			% Change
BCP - Wholesale banking	8,285	13,443	21,157	62.3%	57.4%
BCP - Retail banking	20,009	22,308	27,006	11.5%	21.1%
Mibanco (1)	2,635	7,083	7,623	168.8%	7.6%
Bolivia	-	-	-	N/A	N/A
ASB	-	-	-	N/A	N/A

 (1) Includes Edyficar and Mibanco.

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:

Foreign currency	2013	2014	2015	2014 - 2013	2015 - 2014
year-end balances	U.S. Dollars in millions			% Change
BCP - Wholesale banking	7,162	7,311	5,738	2.1%	-21.5%
BCP - Retail banking	2,889	2,891	2,351	0.1%	-18.7%
Mibanco (1)	9	219	84	N/A	-61.4%
Bolivia	1,073	1,181	1,387	10.0%	17.5%
ASB	787	844	931	7.3%	10.2%

   (1)   Includes Edyficar and Mibanco.

The following table shows the composition of BCP’s retail banking loan portfolio in year-end balances:

Retail Banking	2013	2014	2015	2014 - 2013	2015 - 2014
year-end balances	Soles in millions			% Change	% Change
SME-Pyme	7,338	7,391	7,990	0.7%	8.1%
SME-Business	3,197	3,807	4,776	19.1%	25.4%
Mortgage	9,616	10,822	12,037	12.5%	11.2%
Consumer	5,074	5,559	6,035	9.6%	8.6%
Credit card	2,857	3,361	4,187	17.6%	24.6%
Total loans	28,083	30,940	35,025	10.2%	13.2%

3.2   Total Liabilities

	2013	2014	2015	2014 - 2013	2015 - 2014
	Soles in millions			% change
Demand deposits	22,212	25,158	28,500	13.3%	13.3%
Saving deposits	17,754	21,209	24,905	19.5%	17.4%
Time deposits	21,017	22,908	25,999	9.0%	13.5%
CTS	6,719	6,848	7,183	1.9%	4.9%
Bank's negotiable certificates	480	660	1,721	37.5%	160.8%
Interest payable	224	264	299	17.4%	13.6%
Total Deposits	68,406	77,047	88,607	12.6%	15.0%

Payables related to repurchase agreements and security lending activities	3,520	8,308	14,600	136.0%	75.7%
Due to banks and correspondents	7,173	9,217	7,762	28.5%	(15.8)%
Bonds and notes issued	14,134	15,105	16,288	6.9%	7.8%
Other Liabilities	8,518	10,531	11,496	23.6%	9.2%
Total Liabilities	101,751	120,208	138,753	18.1%	15.4%

As of December 31, 2015, we had total liabilities of S/137.8 billion, a 15.4% increase from S/120.2 billion as of December 31, 2014, which was an increase compared to S/101.8 billion in 2013.As of December 31, 2015, we had total deposits of S/88.6 billion, a 15.0% increase from S/77.0 billion on December 31, 2014 which was a 12.6% increase compared to S/68.4 billion in 2013.

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2015, Credicorp accounted for 40.8% of all total savings deposits in the Peruvian banking system, 36.9% of all demand deposits in the Peruvian banking system, 28.0% of all time deposits in the Peruvian banking system and 33.9% of all total deposits in the Peruvian banking system, the highest of any Peruvian bank in all three types of deposits, according to the SBS. As of December 31, 2015, we had 47.8% of the entire Peruvian banking system’s CTS deposits, a decrease from 49.9% as of December 31, 2014 and 52.7% as of December 31, 2013, according to the SBS. We believe that we have traditionally attracted a high percentage of the savings, demand and timedeposits market because of our reputation as a sound institution, our extensive branch network and the quality of our service.

3.3   Total Equity

	2013	2014	2015	2014 - 2013	2015 - 2014
	Soles in millions			% Change
Capital stock	1,319	1,319	1,319	0.0%	0.0%
Treasury stock	(208)	(208)	(209)	0.0%	0.5%
Capital surplus	276	303	284	9.8%	-6.3%
Reserves and put options	7,928	9,129	10,882	15.1%	19.2%
Other reserves	861	1,023	763	18.8%	-25.4%
Retained earnings	1,655	2,413	3,089	45.8%	28.0%
Equity before minority interest	11,831	13,979	16,128	18.2%	15.4%
Non-controlling interest	512	647	600	26.4%	-7.3%
Total equity	12,343	14,626	16,728	18.5%	14.4%

As of December 31, 2015, we had total equity of S/16.7 billion, a 14.4% increase from S/14.6 billion as of December 31, 2014, which was an 18.5% increase compared to S/12.3 billion in 2013.

During 2015, 2014 and 2013 the shares have been 94,382,317 at US$5.00 par value. As mention in Note 18 of Consolidated Financial Statements, at December 31, 2015 treasury stock comprises the par value of 14,903,833 shares of Credicorp, which include 14,620,845 corresponds to Credicorp’s shares held by ASHC, a subsidiary of Credicorp, as it is explained in ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - 7. A Major Shareholders. The remaining 282,988 shares correspond to the Long-term compensation program of Credicorp for its key employees.

During the Board meetings of February 25, 2015, the Group decided to transfer from retained earnings to reserves S/1,820.0 million. On February 25, 2014 and February 27, 2013, retained earnings of S/1,200.8 million and S/1,471.6 million were transferred to reserves, respectively.

During 2015, 2014 and 2013, Credicorp paid cash dividends, net of the effect of treasury shares, of approximately US$174.4 million, US$151.5 million and US$207.4 million, respectively (equivalent to approximately S/540.0 million, S/429.4 million and S/535.2 million, respectively ). In this sense, during the years 2015, 2014 and 2013, cash dividend payouts per share totaled US$1.8, US$1.9 and US$2.6, respectively. In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2015, dividends paid by Peruvian subsidiaries to Credicorp are subject to a 6.8% withholding tax; at December 31, 2014 and December 31, 2013, the withholding rate was 4.1%.

5. B       Liquidity and Capital Resources

(1) Capital Adequacy Requirements for Credicorp

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

The financial system consolidated group, the insurance system consolidated group, and the financial group are each required to hold regulatory capital that is greater than or equal to the capital requirements applicable to each respective group.

The capital requirements applicable to the financial group are the sum of the capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group.

The capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group are the sum of the capital requirements applicable to the companies that belong to each respective group. For unsupervised companies, their regulatory capital is required to be the greater of: (i) 10% of third party assets and (ii) the ratio of third party assets over total assets multiplied by the sum of paid-in-capital, legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements net of current and past years’ losses.

Article 6 of SBS resolution 11823-2010, provides that regulatory capital of the consolidated groups is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (i.e., earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock);
(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS; and

Items deducted from Tier 1 capital include:

(a)	current and past years’ losses;
(b)	deficits of loan loss provisions;

(c)	goodwill resulting from corporate reorganizations or acquisitions; and
(d)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (ii) of Tier 1 capital net of the deductions in (a), (b) and (c) in this paragraph.

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
(iii)	for banks using the SAM, the generic loan loss provision up to 1.25% of total credit risk-weighted assets; or, alternatively, for banks using the IRB, the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to article 189 of the Law 26702); and
(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of consolidated redeemable subordinated debt that is incurred with the sole purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	for the financial system consolidated group, all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; for the insurance system consolidated group, all investments in shares and subordinated debt issued by other local or foreign insurance companies;
(ii)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;
(iii)	for the financial system group, the amount by which (a) an investment in shares issued by a real sector company which is neither part of the holding nor part of the negotiable portfolio exceeds (b) 15% of the financial system consolidated group’s regulatory capital; and
(iv)	the amount by which the aggregate amount of all investments in shares issued by real sector companies which are not part of the holding and which are not part of the financial system consolidated group’s negotiable portfolio exceeds 60% of the regulatory capital.

Article 7 of SBS resolution 11823-2010 provides that the following limits apply when calculating regulatory capital: (i) the aggregate amount of supplementary capital must not exceed the aggregate amount of basic capital; (ii) the amount of redeemable Tier 2 subordinated instruments must be limited to 50% of the amount resulting from the sum of Tier 1 elements in “Basic Capital” above; and (iii) the amount of Tier 3 capital must be limited to 250% of the sum of Tier 1 elements.

Article 10 of SBS resolution 11823-2010, provides that regulatory capital of the financial group is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (i.e., earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); and,
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

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group under IFRS rules, as of December 31, 2013, 2014 and 2015:

Regulatory Capital and Capital Adequacy Ratios
Soles in Thousands	2013	2014	2015
Capital stock	1,386,437	1,413,751	1,394,185
Legal and other capital reserves (1)	8,115,308	9,316,314	11,222,405
Non-controlling interest	298,498	420,920	376,318
Loan loss reserves	904,001	1,144,288	1,293,802
Perpetual subordinated debt	635,863	746,500	852,750
Subordinated debt	3,576,943	4,598,249	5,037,176
Investments in equity and subordinated debt of financial and insurance companies	-500,730	-500,100	-928,018
Goodwill	-920,939	-762,112	-633,877
Deduction for subordinated debt limit (50% of Tier I excluding deductions)	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital)	-	-	-
Total Regulatory Capital (A)	13,495,381	16,377,810	18,614,741

Tier I	8,017,505	9,637,886	10,843,056
Tier II + Tier III	5,477,876	6,739,922	7,771,685

Financial Consolidated Group (FCG) Regulatory Capital Requirements	10,644,716	13,425,648	15,562,251
Insurance Consolidated Group (ICG) Capital Requirements	897,352	871,955	964,728
FCG Capital Requirements related to operations with ICG	-169,081	-137,255	-126,149
ICG Capital Requirements related to operations with FCG	0	0
Total Regulatory Capital Requirements (B)	11,372,986	14,160,348	16,400,831
Regulatory Capital Ratio (A) / (B)	1.19	1.14	1.13
Required Regulatory Capital Ratio (2)	1	1	1

(1) Legal and Other capital reserves include restricted capital reserves (S/ 9,321 million) and optional capital reserves (S/1,901 million)

(2) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00)

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Soles-based transactions, and 20% for foreign exchange-based transactions. The aggregate average daily ratios of BCP and MiBanco during the month of December 2015 were 28.2% and 37.2% for Soles and foreign exchange-based transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacifico complied with all of their payment obligations.

The available sources of excess liquidity for Soles and foreign exchange-based transactions for BCP are as follows. Mibanco and BCP information is aggregated for December 2015:

	2011	2012	2013	2014	2015
SOLES RATIO	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
CURRENT ASSETS
Cash	1,292,638	1,333,246	2,007,983	2,550,062	2,233,768
Deposits in BCRP and deposits in Peruvian banks	3,023,812	4,705,925	3,208,205	831,326	657,023
Peruvian Government treasury bonds and BCRP certificates of deposit	5,787,720	7,754,813	5,066,398	3,363,310	6,686,175
Others	40,496	1,031	4,363	14,131
Total	10,144,666	13,795,015	10,286,949	6,758,829	9,576,966
CURRENT LIABILITIES
Demand deposits, and tax and investments liabilities	7,778,281	9,563,505	9,235,497	10,006,248	9,493,236
Saving deposits	6,636,569	8,527,519	9,644,537	10,481,434	11,443,247
Time deposits	7,539,702	9,574,264	8,287,408	7,845,596	10,796,239
Others	150,338	395,878	1,839,144	608,878	2,180,340
Total	22,104,891	28,061,166	29,006,586	28,942,157	33,913,062
Current ratio	45.89	49.16	35.46	23.35	28.24

	2011	2012	2013	2014	2015
FOREIGN EXCHANGE RATIO	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
CURRENT ASSETS
Cash	240,563	224,882	266,038	312,437	318,747
Deposits in BCRP and deposits in Peruvian banks	2,931,623	3,783,718	4,721,062	4,881,605	4,193,257
Peruvian Government treasury bonds and BCRP certificates of deposit	55,148	25,518	83,155	26,927	123,156
Others	338,348	226,356	114,801	95,734	216,234
Total	3,565,681	4,260,474	5,185,056	5,316,703	4,851,395
CURRENT LIABILITIES
Demand deposits, and tax and investments liabilities	3,480,428	3,605,608	3,973,119	4,675,115	4,604,779
Saving deposits	2,089,838	2,154,482	2,298,928	2,629,064	3,135,044
Time deposits	1,376,533	2,016,089	3,059,009	2,212,701	3,528,667
Others	1,197,787	1,485,937	1,742,132	1,899,361	1,783,898
Total	8,144,585	9,262,116	11,073,188	11,416,241	13,052,389
Current ratio	43.78	46.25	46.83	46.57	37.17

The capability of replacing interest-bearing deposits at their maturity is a key factor in determining liquidity requirements, as well as the exposure to interest and exchange rate risks. Our principal source of funding is customer deposits with BCP’s retail banking group and ASB’s private banking group, and premiums and amounts earned on invested assets at Grupo Pacifico. We believe that funds from our deposit-taking operations generally will continue to meet our liquidity needs for the foreseeable future.

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

Corporate policies have been implemented by the Group for liquidity risk management. These policies are consistent with the particular characteristics of each operating segment, in where each of the Group companies operate. Risk Management heads establish limits and autonomy models to determine the adequate liquidity indicators to be managed

Commercial banking: Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (ILCR) which measures the amount of liquid assets available to meet needs that would result from cash outflows within a given stress scenario for a period of 30 days, and the Internal Ratio of Stable Net Funding , which is intended to ensure that long-term assets are financed with a minimum number of stable liabilities within a prolonged liquidity crisis scenario; the latter indicator functions as a minimum compliance mechanism that supplements the ILCR. The core limits of these indicators are 100% and any excess is presented to the Credicorp Treasury Risk Committee and ALM of the respective subsidiary.

Insurance: Liquidity risk management in Grupo Pacifico follows a particular approach reflecting the nature of the business. For annually renewable businesses, mainly “Pacifico Seguros”, the focus of liquidity is the quick availability of resources in the event of a systemic event (e.g., an earthquake); for this purpose there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term insurance businesses such as Pacifico Vida, given the nature of the products offered and the contractual relationship with customers, the liquidity risk is not material; rather, the focus is on maintaining a sufficient flow of assets and matching their maturities with the maturities of obligations (e.g., the mathematical technical reserve). For this purpose, there are indicators that measure the asset/liability sufficiency and adequacy, as well as calculations of economic capital subject to interest rate risk.

AFPs: Liquidity risk management in Prima AFP is differentiated between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported by the collection of commissions. Also, the fund administrator entity does not record unexpected outflows of liquidity, because main financial obligations are payroll payments, taxes, reserve requirements and other accounts payable to suppliers.

Investment banking: Liquidity risk in Credicorp Capital (Correval, IM Trust and Credicorp Capital Perú) principally affects the security brokerage. In managing this risk, limits on the use of liquidity have been established as well as processes to promote matching maturities by dealing desk.Follow-up liquidity assesments are performed on a daily basis for a short-term horizon covering imminent settlements. If short-term unmatched maturities are observed, repos are used. On the other hand, structural risk of Credicorp Capital is not significant given the low levels of debt, which are monitored regularly using financial planning tools.

The following table presents our core deposits, other deposits and other sources of funds without accrued interest:

	At December 31,
	2013	2014	2015
	(Soles in thousands, except percentages)
Core Deposits:
Demand deposits	22,212,061	25,158,454	28,499,990
Savings deposits	17,754,270	21,208,831	24,904,565
CTS	6,719,035	6,848,397	7,183,421
Total core deposits	46,685,366	53,215,682	60,587,976

Other Deposits:
Time deposits	21,017,461	22,907,906	25,999,186
Bank certificates	479,692	660,376	1,720,800
Total deposits	68,182,519	76,783,964	88,307,962

Payables from repurchase agreements and security lending	3,520,317	8,308,470	14,599,750

Due to banks and correspondents	7,173,007	9,217,340	7,762,497

Issued bonds	13,981,073	14,934,630	16,094,120

Total sources of funds	92,856,916	109,244,404	126,764,329
Core deposits as a percent of total deposits	68.5%	69.3%	68.6%
Core deposits as a percent of total sources of liquid funds	50.2%	48.7%	47.8%

BCP is required to keep deposits with the Peruvian Central Bank as legal reserves. The amount of required deposits with the Peruvian Central Bank is determined as a percentage of the deposits and other liabilities owed by BCP to its clients. The requirement is currently approximately 6.5% of BCP’s Soles-denominated deposits and approximately 30.53% of BCP’s U.S. Dollar-denominated deposits as of December 31, 2015. See “Item 4. Information on the Company – 4.B Business Overview - (12) Supervision and Regulation – 12.2 BCP – 12.2.7 The Peruvian Central Bank Reserve Requirements.” Legal reserves are intended to ensure availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Peruvian Central Bank and our investments in Peruvian Central Bank certificates of deposits:

	At December 31,
	2013	2014	2015
	(Soles in thousand, except percentages)
Funds at Central Bank
Deposits	15,634,263	14,003,756	13,953,839
Certificates of deposits	6,297,180	4,607,896	6,006,110
Total funds at Central Bank	21,931,443	18,611,652	19,959,949
Total funds at BCRP as a percent of total deposits	32.2%	24.2%	22.5%

BCP at times has accessed Peru’s short-term interbank deposit market, although it is generally a lender in this market. The Peruvian Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP.

On December 31, 2015, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide, Corporación Andina de Fomento (CAF), and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) vary from 0.62% to 8.00%. As of December 31, 2015, we maintain S/7,291.4 million in such credit lines, secured by the collection of BCP’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. See Notes 15(a) and (c) to the Consolidated Financial Statements. As of December 31, 2015, borrowed funds due to banks and correspondents amounted to S/7,762.5 million as compared to S/9,217.3 million in 2014 and S/7,173.1 million in 2013.

A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2015, BCP had S/100.0 million of outstanding leasing bonds, compared to S/100.1 million in 2014 and S/100.0 million in 2013. These bonds have maturities of up to three years. See Note 17 to the Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2013	2014	2015
	(Soles in million)
Issued bonds
Corporate bonds	2,064	313	87
Subordinated bonds	503	783	70
Subordinated debt	2	122	0
Total issuance	2,569	1,218	157

In July 2015, Mibanco issued corporate bonds due in July 2018 for S/100 million with a fixed annual interest rates of 6.56%; also in 2015, BCP Bolivia issued subordinated bonds due in August 2022 for S/70 million with a fixed annual interest rate of 5.08%.

In January 2014, BCP, through its branch located in Panamá, reopened its 2027 Subordinated Bonds for an additional amount of US$200.0 million in the international market. The transaction increased the total outstanding amount of the bond to US$720.0 million. BCP’s 2027 Subordinated Bonds were first issued in April 2012 for an amount of US$350 million. These notes accrue interest at a fixed annual rate of 6.125% for the first 10 years with interest payments every six months. Starting April 24, 2022, the interest rate becomes a variable rate of Libor 3-month rate plus 704.3 basis points.

In April 2013, BCP issued Corporate Bonds due 2023 in the international market for a total amount of S/2,002.1 million (US$716.3 million) at a fixed annual interest rate of 4.25%. A significant part of this issuance was used to exchange approximately S/935.2 million (US$334.6 million) (notional) of BCP’s Corporate Bonds due 2016.

In October and November 2012, BCP issued two local corporate bonds for S/200.0 million each, with fixed annual interest rates of 5.50% and 5.31%, respectively, and maturities between October and November 2022.

In July 2012, CCR Inc., a subsidiary of Credicorp, issued senior bonds in the international market for a total amount of S/1,185.8 million (US$465 million). CCR issued these senior bonds in three tranches: the first two tranches mature in July 2017, and the third tranche matures in July 2022.The weighted annual interest rate is libor 1m+22.5pb and 4.75% for each one.

In April and July 2012, Edyficar issued two corporate bonds for S/60.0 million and for S/70.0 million with fixed annual interest rates of 5.47% and 5.50%, respectively, with maturities between April 2015 and July 2016.

In March 2011, BCP, through its Panama branch, issued senior bonds for S/1,887.2 million (US$700.0 million) in the international market with maturity in 2016. These bonds accrue interest at a fixed annual rate of 4.75%, with semiannual interest payments.

In November 2011, Grupo Pacifico issued subordinated bonds for S/161.8 million (US$60.0 million). This debt accrues interest a fixed annual rate of 6.97% with maturity in 2026.

The principal sources of funds for Grupo Pacifico’s insurance operations are premiums and amounts earned on invested assets. The major uses of these funds are the payment of policyholder claims, benefits and related expenses, reinsurance costs, commissions and other operating costs. In general, Grupo Pacifico’s insurance operations generate substantial cash flow because most premiums are received in advance of the time when claim payments are required. Positive operating cash flows, along with the portion of the investment portfolio that is held in cash and highly liquid securities, historically have met the liquidity requirements of Grupo Pacifico’s insurance operations and is sufficient for the Company’s present requirements.

5. C	Research and Development, Patents and Licenses, Etc.

Not applicable.

5. D	Trend Information

We expect that 2016 will show an economic environment similar to 2015’s, which was marked by a challenging context due to low growth in the Peruvian economy, high volatility in the international financial markets; and lower commodities prices. In the case of Peru, our estimates indicate that Peruvian economy will continue growing and in particular, the financial system would expand with the increase in the level of bancarization and insurance penetration in a scenario of lower real GDP growth compared to the rates registered years ago.

In the banking business, we will continue to roll out our strategy to strengthen risk management in Retail Banking segments by using approval models and engaging in follow-up and collections that are calibrated and aligned with price models to achieve anticipated profitability levels. We will focus on improving our clients’ experience through different points of access and in particular, by improving and innovating our on-line banking venue. As such, we will continue to seek an adequate balance between market share, profitability and operating efficiency.

In our microlending business, we will continue to consolidate and improve the profitability of the new Mibanco. We will review segmentation to fine-tune our value proposals and align them with the needs of each segment; optimizing commercial models, risk models and collections. Also, we will on strengthen the institutionalization of our organizational culture, which is the main pillar of our management model.

In the insurance business we expect to grow through diverse channels, in particular by strengthening the bancassurance strategy to take advantage of synergies that can be developed in the group. In 2016, we will seek to generate efficiencies in terms of resource use with a renewed focus on clients to capture new business and retain current business.

In 2016, the pension fund business will face major challenges. Our strategy will continue to focus on improving the public’s perception of our business and on increasing its credibility at the market level. To strengthen long-term sustainability and the business strategy, we will strive to optimize risk management; innovate through our on-line channels; and strengthen client retention.

In the investment banking business, we will strengthen our business model by offering a complete range of products and services with a regional vision and scope to position ourselves as the best financial advisors for businesses in Peru, Chile and Colombia.

For further detail, see “Item 4 Information on the Company - 4.B Business Overview – (2) Strategy”, and “Item 3. Key Information - 3.D Risk Factors” and the cautionary statement regarding forward looking information.

5. E	Off-Balance Sheet Arrangements

We record various contractual obligations as liabilities in our financial statements. We do not recognize other contractual arrangements, such as off-balance-sheet exposures, as liabilities in our financial statements. These other contractual arrangements are required to be registered in off-balance-sheet accounts. We enter into these off-balance-sheet arrangements in the ordinary course of business to provide support to our clients and to hedge risks in our balance sheet, including through use of guarantees, letters of credit, derivatives and swaps.

The following table reflects our off-balance sheet arrangements as of December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
	(Soles in thousand)
Off-balance-sheet exposure
Guarantees and stand-by letters	11,387,375	15,892,731	17,415,674
Import and export letters of credit	1,649,397	1,426,727	1,589,006
Sub Total	13,036,772	17,319,458	19,004,680

Responsibilities under credit line agreements	11,803,000	17,061,832	23,002,691
Forwards	15,780,891	17,278,607	11,472,027
Options	1,333,668	1,980,405	2,135,684
Swap contracts (notional amount)	15,347,770	25,818,249	36,809,756
Total	57,302,101	79,458,551	92,424,838

In the normal course of their business, our banking subsidiaries are parties to transactions with off-balance-sheet risk. These transactions expose them to additional credit risks relative to amounts recognized in the consolidated balance sheets.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 21 (a) of the Consolidated Financial Statements), including the requirement to obtain collateral when necessary. The collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required. Therefore the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2015 and 2014, the nominal amounts for forward currency purchase and sale agreements were approximately S/11,472.0 million and S/17,278.6 million, respectively, which in general have maturities of less than one year.

These agreements are entered into to satisfy client requirements and are recognized in the Consolidated Financial Statements at their fair value. As of December 31, 2015, the forward contracts net position is an over-sell of U.S. Dollars of approximately S/5,984.3 million compared to an over-sell of approximately S/329.2 million as of December 31, 2014.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2015, the notional amount of open interest rate and currency swap contracts was approximately S/35,892.5 million, compared to approximately S/25,344.9 million as of December 31, 2014.

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2015, the notional amount of cross-currency swap contracts were approximately S/917.3 million compared to approximately S/473.3 million as of December 31, 2014.

As of December 31, 2015, the fair values of the asset and liability forward-exchange contracts, options and interest rate and cross-currency swaps amounted approximately to S/1,475.5 million and S/942.5 million, respectively (compared to approximately S/845.9 million and S/682.4 million as of December 31, 2014) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively. See Note 12(b) to the Consolidated Financial Statements.

Responsibilities under credit line agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

5. F	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2015. See “Item 4. Information on the Company – 4.B Business Overview - (3) Review of 2015”.

		Payments due by period
	Total as of December 31, 2015	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Soles in thousand)
Borrowed funds	5,569,602	4,304,839	989,678	45,013	230,072
Promotional credit lines	1,721,136	185,432	296,528	284,819	954,357
Interbank funds	446,000	446,000
Time deposits	25,999,186	21,697,944	2,505,630	700,663	1,094,949
Operating lease obligations	635,443	143,636	217,939	139,688	134,180
Total	34,371,367	26,777,851	4,009,775	1,170,183	2,413,558

Borrowed funds obtained include the obligation to comply with certain covenants which, in our management’s opinion, are being complied with as of the consolidated balance sheet dates. Some international funds and promotional credit lines include standard covenants related to the compliance with financial ratios, use of funds and other administrative matters. In our management’s opinion, these covenants do not limit our operations and we have fully complied with them as of the consolidated balance sheet dates. Our deposits and obligations are widely diversified and have no significant concentrations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1)   Board of Directors

The following table sets forth information about the persons that served as our directors during 2015:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	13
Raimundo Morales Dasso	Vice Chairman	8
Fernando Fort Marie	Director	34
Reynaldo A. Llosa Barber	Director	33
Juan Carlos Verme Giannonni	Director	26
Luis Enrique Yarur Rey	Director	20
Benedicto Cigüeñas Guevara	Director	11
Martín Pérez Monteverde	Director	2

(1) Director of Credicorp, its subsidiaries or its predecessors as of December 31, 2015.

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

Raimundo Morales Dasso has been the Vice Chairman of the Board of Directors since April 2008. Prior to being elected to the Board of Directors, he served as our Chief Operating Officer and CEO of BCP, having joined BCP in 1980. Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices. His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group. From 1987 to 1990, he was the CEO of ASB. He rejoined BCP as the CEO in 1990 until March 2008. Currently, Mr. Morales is Chairman of the Board of Directors of Atlantic Security Bank and Vice Chairman of the Board of Directors of Credicorp Ltd. and Banco de Credito del Peru. He is also a Member of the Board of Directors of Banco de Credito de Bolivia, Pacifico Vida, Cementos Pacasmayo S.A.A., Salmueras Sudamericanas S.A., Fosfatos del Pacifico S.A., Alicorp S.A.A., Grupo Romero, JJC Contratistas Generales S.A., Cerámica Lima S.A., Inversiones y Propiedades S.A. and member of the Board of Instituto Peruano de Economía. Mr. Morales received his Master’s degree in Finance from the Wharton School of Business in the United States.

Fernando Fort Marie is a lawyer and partner at the law firm of Fort Bertorini Godoy & Pollari Abogados S.A. Mr. Fort served as a director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. Mr. Fort also serves as chairman of Hermes Transportes Blindados S.A., Inversiones Centenario S.A.A., Motores Diesel Andinos S.A. (MODASA) and Empresa Edelnor S.A.A.

Reynaldo A. Llosa Barber is a business manager and since August 1995 has been a director on our Board of Directors. He has also been a director of BCP from 1980 to October 1987 and from March 1990 to the present. Mr. Llosa is the COO of F.N. Jones S.R. Ltda.

Juan Carlos Verme Giannonni is a private investor and businessman and has served on the Board of Directors since September 1995. He has served on the Board of Directors of BCP since March 1990. Mr. Verme is Chairman of Inversiones Centenario, and member of the Board of other Peruvian companies such as Celima, Corcesa, and Medlab. He is the Chairman of the Board of WWG Peru S.A., MALI (Lima’s Fine Arts Museum), and a Trustee of Tate Americas Foundation. Since November 2012, he has served as the Vice President of the Fundación Museo Reina Sofía of Madrid, Spain.

Luis Enrique Yarur Rey is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He has served on the Board of Directors since October 2002 as well as the board of directors of BCP since February 1995. Mr. Yarur is Chairman of the Board of Empresas Juan Yarur S.A.C., Banco de Crédito e Inversiones of Chile, Chairman of Empresas Jordan S.A. and Vice-Chairman of Empresas Lourdes S.A. He is Vice-President of the Asociación de Bancos e Instituciones Financieras A.G. and director of BCI Seguros Generales S.A and BCI Seguros de Vida S.A.

Benedicto Cigüeñas Guevara is an economist from Universidad Catolica del Peru and has a Master degree from the Colegio de Mexico. Mr. Cigüeñas completed studies of Statistics and Economics at the Centro Interamericano de Enseñanza del Estado, Chile; and the Advanced Management Program at Universidad de Piura, Peru. He has been a Director of Credicorp Ltd., since March 2014 and of Banco de Crédito del Perú – BCP since January 2005. He is also Director of Atlantic Security Bank and Mibanco. Previously, he served as Financial Economic Advisor of BCP and as Chief Financial Officer (1992 – April 2004). He served as CEO and CFO of Banco de la Nacion, and Vice Minister of Economy and Finance. Also, he was an executive at Peruvian Central Bank, and Director of Banco Exterior de los Andes (Extebandes), Petróleos del Perú, Banco de la Nacion and Instituto Peruano de Administración de Empresas, among other institutions.

Martín Pérez Monteverde is a senior executive with studies in Business Administration, Marketing and Finance at Universidad del Pacifico and is a graduate of the Advanced Management Program at University of Piura with a 24-year career, 19 years of them in the private sector and 5 years in the public sector, as congressman of the Republic of Peru and as Minister of State in the portfolio of Foreign Trade and Tourism. He is President of the Peruvian Institute of Economics (IPE), SAC Consulting and Senso. He is also Director of Inversiones Centenario S.A., Sigma Management Company Investment Funds (SAFI), the Foreign Trade Society of Peru (COMEXPERU) and President of the National Confederation of Private Business Institutions (CONFIEP). He currently serves on the following institutions: Association of Entrepreneurs for Education (ExE), Director of the Board; Institute for Quality and Accreditation Career of Engineering and Technology (ICACIT); Member of the General Assembly, IN PERU; Director of the Board, Peruvian Institute of Economics (IPE); Director of the Board, PERU 2021; Director of the Board, Business Solutions Poverty (SEP); Director of the Board, Member of the National Accord Forum (PCM); National Agreement, Ministry of Economy and Finance (MEF); Director of the Board of the National Competitiveness Council, Ministry of Justice; Member of the National Council for Human Rights, Ministry of Labor and Employment Promotion; National Council of Labor and Employment Promotion (CNTPE); Director of Sector Employers, Judiciary; Member of the Advisory Council of the Judiciary; President of the Council of Ministers (PCM); Member of the High Level Commission on Corruption; Member of the Permanent Multisectoral Commission for the Productive Diversification and SUNAT; and a Member of the working group of Internal Revenue.

Codan Services serves as Corporate Secretary. Ms. Miriam Böttger is the Deputy General Secretary.

(2)   Executive Officers

Our management consists of certain principal executive officers of BCP, ASHC, Grupo Pacifico and Credicorp Capital. Credicorp believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and achieve synergies from cross-selling financial services and products (e.g., through BCP’s extensive branch network). Pursuant to Credicorp’s Bye-laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more directors or officers. The following table sets forth the name, position and term of service for each of our executive officers.

Name	Position	Years served(1)	Entity
Dionisio Romero P.	Chief Executive Officer	7	Credicorp
Walter Bayly	Chief Operating Officer	23	Credicorp
Fernando Dasso	Chief Financial Officer	21	Credicorp
Alvaro Correa	Chief Insurance Officer	19	Credicorp
Reynaldo Llosa	Chief Risk Officer	17	Credicorp
Pedro Rubio	Executive Officer - Wholesale Banking	32	BCP
Gianfranco Ferrari	Executive Officer - Retail Banking and Wealth Management	19	BCP
Jorge Ramirez del Villar	Executive Officer - Operations, Systems and Administration	22	BCP

(1)	Officer of Credicorp, its subsidiaries or its predecessors as of December 31, 2015.

Walter Bayly was appointed Chief Executive Officer of BCP and Chief Operating Officer of Credicorp in April 2008. Before becoming CEO he was the Chief Financial Officer of the organization. Previously, Mr. Bayly held various other management positions within BCP, which included managing the Wholesale Banking Group, Investment Banking as well as Systems and Reengineering. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance. Prior to that, for ten years he was with Citibank in Lima, New York, México, and Caracas, where he worked primarily in corporate finance and loan syndications. Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacifico in Lima, Peru, and a Master’s degree in Management from the Arthur D. Little Management Education Institute in Cambridge, Massachusetts. Mr. Bayly is currently Chairman of the Board of Prima AFP, Credicorp Capital and Mibanco, Member of the Board of Directors of The Institute of International Finance, Cia de Seguros Pacifico Peruano Suiza, Inversiones Centenario, and the Fondo de Seguro de Depósitos (Deposit Insurance Fund), and Member of the Board of Advisors of Universidad del Pacifico and the Peruvian chapter of Universidad Tecnológica de Monterrey.

Fernando Dasso has been the Chief Financial Officer of Credicorp and of Banco de Credito del Peru (BCP) since October 2013.  He began his career in 1992 in McKinsey & Co.’s Madrid office and participated in projects both in Spain and in Latin America.  In 1994 he joined BCP’s Corporate Finance team and in 1998 he began leading the bank’s Distribution Channel Network until he was named Marketing Manager in 2001, a role that included the development of Retail Banking products.  After more than fifteen years of a diverse experience at BCP he became Chief Strategy Officer in 2010 and held that role until he was named CFO.  Mr. Dasso has a Bachelor’s degree in Business Administration from Peru’s Universidad del Pacifico as well as an MBA degree from the University of Pennsylvania’s Wharton School. Additionally, Mr. Dasso is a board member of several of Credicorp’s subsidiaries such as: Prima AFP (Private Pensions’ Management Co.), Credicorp Capital, Atlantic Security Bank, Mibanco, Banco de Credito de Bolivia and Solucion Empresa Administradora Hipotecaria (Mortgage Administrator Co.).

Álvaro Correa holds an Industrial Engineering degree from the Pontificia Universidad Católica del Peru and a Master’s degree in Business Administration from Harvard Business School. In 1997, he joined BCP as Retail Credit Risk VP, serving later as IT Solutions VP under the IT Division. Mr. Correa then served as CEO of Credicorp’s Cayman based private banking operation Atlantic Security Bank, CEO of Miami based broker dealer Credicorp Capital Securities and BCP’s Miami Agency, all between January 2006 and March 2008. Between Abril 2008 and September 2013, Mr. Correa was Chief Financial Officer for Credicorp Ltd. and BCP, and served on the Board of Directors of Credicorp's subsidiaries Prima AFP and Financiera Edyficar among others. Since October 1, 2013 he has serves as Chief Insurance Officer of Credicorp and CEO of Pacifico.

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

Pedro Rubio Feijoo is the Wholesale Banking Executive Officer of BCP, responsible for the Wholesale Banking Group at Banco de Crédito which includes the Corporate and Middle Market Banking Divisions. He is also responsible for the Leasing, Trade Finance and Cash Management Areas. Previously, he held several positions within Credicorp. He has been Head of The Middle Market Division, CEO of Banco Tequendama in Colombia and Head of Trade Finance, after starting his career as a Relationship Manager in the Corporate Banking Group over 30 years ago. Mr. Rubio holds a B.S. in Industrial Engineering from North Carolina State University.

Gianfranco Ferrari has worked at BCP since 1995, holding various positions such as Associate of Corporate Finance, Associate of Special Accounts, Head of Corporate Finance and Head of Corporate Banking. From 2005 to 2008, Mr. Ferrari was the Chief Executive Officer of BCP Bolivia. Currently, he is Head of Retail Banking and Wealth Management at BCP. He is member of the board of PRIMA AFP since September 2008. Vice Chairman of the Board of Mibanco, Member of the Board of Visanet Peru and Pagos Digitales Peruanos. Mr. Ferrari holds a Business Administration degree from Universidad del Pacifico, and has a Master’s degree from Kellogg Graduate School of Management, Northwestern University.

Jorge Ramírez del Villar has worked at BCP since 1994, holding positions such as Head of the Corporate Finance Area, Head of the Finance Division, Head of the Administration and Process Division, and Executive Vice President of Operations, Systems and Administration, a position that he holds today. Previously, he was General Manager of Credibolsa SAB, a financial analyst at Occidental Petroleum Corporation and a business consultant for Booz, Allen & Hamilton International. Mr. Ramirez del Villar earned a degree in Industrial Engineering from the “Universidad Nacional de Ingeniería” in Lima-Perú, holds a Master’s degree in Systems Engineering from the Moore School of the University of Pennsylvania, a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master’s degree in Economics from London School of Economics and a Master’s degree in International Relations from the University of Cambridge.

6. B	Compensation

The aggregate amount of directors compensation and executive officers salaries (including our executive officers listed above and four additional executive officers of BCP) for 2015 was S/31.3 million. We do not disclose to our shareholders, or otherwise make available to the public, information as to the compensation of its individual directors or executive officers.

As indicated in Note 3(y) to the Consolidated Financial Statements, Credicorp has granted SARs to certain employees who have at least one year service to Credicorp or any of our subsidiaries. As of December 31, 2014, all SARs were executed by the group.

Key executives’ compensation also includes share based payments. SARs valuation for the years 2013, 2012 and 2011 resulted in an expense amounting to S/2.6 million, an expense amounting to S/14.1 million and an income amounting to S/15.1 million , respectively. During 2014, all the SARs were executed.

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

During 2015, 2014 and 2013, Credicorp has granted approximately 129,091; 126,150 and 117,152 shares, of which 252,378, 252,689 and 269,006 shares were included pending delivery as of December 31 of 2015, 2014 and 2013, respectively. For further information about Compensation see note 20 to the Consolidated Financial Statements.

6. C	Board Practices

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s Bye-laws, is comprised of eight members. Directors may be, but are not required to be, shareholders. Directors are elected and their remuneration is determined at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. Shareholders elected Directors, in the Annual General Meeting of Shareholders held on March 31, 2014, and will hold office until the Annual General Meeting of Shareholders in 2017 (see section “Item 6. Directors, Senior Management and Employees - 6.A Directors and Senior Management”).

Our directors have no benefits in addition to the remuneration authorized at the Annual General Meeting of Shareholders, and they do not have any benefits that could be enjoyed at the termination of their service terms. The conditions approved by the Annual General Meetings of Shareholders (March 31, 2015) are presented below:

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

The Board of Directors, acting on the recommendation of the Chairman, shall decide on the appointment, ratification or removal of committee members. Directors who are members of committees are appointed to an initial term of up to three-years and maintain such appointments only while a member of the Board. Non-director members of the committees shall maintain such appointment only while he or she is an employee of the Company. Each committee shall have a charter approved by the committee itself and shall designate a chair among its members.

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

(2)   Audit Committee

Credicorp’s Audit Committee is responsible for assisting in the recommendation of independent external auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope and results of internal and external audits, as well as any follow-up actions. The Audit Committee also (i) reviews compliance with our system of internal control and financial controls, (ii) reviews our annual financial statements before their presentation to regulatory bodies, (iv) oversees the integrity of financial statements and the integrity of the preparation of audits, (v) oversees compliance with applicable law and regulations, and (iv) establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp’s Complaint System. The current members of the Audit Committee are: Raimundo Morales Dasso (Chairman since July 2011, independent), Juan Carlos Verme Giannoni (independent) and Benedicto Cigüeñas Guevara (financial expert, independent).

The Board of Directors has also assigned the Audit Committee responsibility for overseeing the audit committee of all Credicorp subsidiaries, where permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee of all Credicorp subsidiaries, except Credicorp Capital Colombia (Colombia) and IM Trust (Chile) which are in the process of adopting corporate policies and procedures that conform to their respective local regulations, and BCP Bolivia, which has special audit committee requirements set by the local banking superintendent. Nevertheless, the Audit Committee receives periodic information from the chief audit executive of all Credicorp’s subsidiaries, including Credicorp Capital Colombia, IM Trust and BCP Bolivia. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries´ systems of internal control. During 2015, Audit Committee held thirteen meetings.

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

The committee consists of three directors of Credicorp or its subsidiaries and Credicorp’s COO (who is not a member of the Board of Directors). The current members of the Compensation Committee who are directors are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Reynaldo Llosa Barber (non-independent).

Credicorp does not have an independent compensation (remuneration) committee. When the committee was created in January 2012, the Board of Directors determined that the most important criteria in selecting directors to serve on the committee were both deep knowledge of the organization and its people and also the leadership and continuity provided by senior management. The Board of Directors believes that each individual on the committee can and do make quality and independent judgments in the best interest of Credicorp on all relevant issues and that the existing membership will best accomplish the goals of the committee

(5)   Nominations Committee

Credicorp’s Nominations Committee is responsible for (i) proposing to the Board of Directors the selection criteria for director nominees; (ii) selecting and recommending nominees to the Board of Directors and to the shareholders at the Shareholders´ Annual General Meeting; and (iii) recommending nominees to fill vacancies in the Board of Directors.

The committee consists of three Directors. The current members of the Nominations Committee are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Reynaldo Llosa Barber (non-independent).

(6)  Risk Committee

Credicorp’s Risk Committee is responsible for establishing, periodically evaluating and reporting to the Board of Directors the guidelines and policies for the integrated risk management of Credicorp and its subsidiaries. It also is responsible for (i) proposing to the Board of Directors the risk appetite and exposure levels that Credicorp assumes in developing its business; (ii) approving all new strategic business and product initiatives that may alter the risk profile of Credicorp or its subsidiaries, consistent with the policies approved by the Company; and (iii) establishing specialized subcommittees to manage the different types of risks faced by Credicorp.

The committee consists of three Directors of Credicorp or its subsidiaries and four executive officers of Credicorp or its subsidiaries. The current members of the Risk Committee are: Raimundo Morales Dasso (Chairman, independent), Dionisio Romero Paoletti (Chairman of the Board of Directors, non-independent) and Benedicto Cigüeñas Guevara (independent).

6. D	Employees

On December 31, 2015, Credicorp had 33,658 employees, distributed as set forth in the following table:

	At December 31,(*)
	2013	2014	2015
BCP (1)	16,940	16,815	17,068
BCP Bolivia	1,666	1,662	1,709
Mibanco (2)	4,051	9,273	10,164
Grupo Pacifico (3)	3,154	2,784	2,567
ASB	94	114	116
Prima AFP	708	669	666
Credicorp Capital Peru (4)	1,006	984	1034
Credicorp Capital Securities	9	12	12
Edyficar SAS (5)	12	139	322
Total Credicorp	27,640	32,452	33,658

*	Includes full-time and part-time employees.
(1)	BCP includes BCP Miami Agency, BCP Panamá Agency.
(2)	Includes Mibanco and Edyficar. Mibanco’s employees are included since 2014.
(3)	Does not include the employees of the acquired of private hospitals. Pacifico EPS’s employees are not included since 2015.
(4)	Includes Credicorp Capital Bolsa, Credicorp Capital Fondos, Credicorp Capital Servicios Financieros, Credicorp Capital Colombia and Inversiones IMT.
(5)	Started operations in June 2013. Comercial name Encumbra.

All bank employees in Peru are given the option of belonging to an employee union. In July 2013, we were informed of the establishment of the union of BCP employees. The last strike by union employees occurred in 1991 and did not interfere with our operations.

The increase of Credicorp’s employees in 2014 was primarily due to the merger of Edyficar and Mibanco; the acquisition of Mibanco was in March 2014.

6. E	Share Ownership

As of February 10, 2016, the Romero family (Dionisio Romero Paoletti and his family or companies owned or controlled by them) owned 13.13 million (13.92%) of our common shares. Mr. Luis Enrique Yarur is a controlling shareholder of BCI Chile, which owns 1.82 million (1.93%) of Credicorp’s common shares. None of our other directors or executive officers beneficially own more than 1% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions - 7.A Major Shareholders”. Other members of the Board of Directors that own our common shares are Mr. Raimundo Morales, Mr. Fernando Fort Marie, Mr. Reynaldo Llosa Barber, Mr. Juan Carlos Verme, Mr. Benedicto Cigüeñas and Mr. Martín Pérez Monteverde. Each of these directors own less than 1% of our total outstanding common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As of December 31, 2015, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and Grupo Pacífico were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 10, 2016.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,846	15.49%
Romero family (3)	13,137,638	13.92%

(1)	As a percentage of issued and outstanding shares (including shares held by ASHC).

(2)	As of February 10, 2016, Atlantic Security Bank (a subsidiary of ASHC) held 3,392,606 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instructions. ASB does not have the power to dispose of these shares. Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC and ASB each disclaims beneficial ownership of the shares.

(3)	Includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by them. Mr. Romero P. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders.

Approximately 10.63% of Credicorp’s total issued and outstanding common shares are currently held in 3,135 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 13, 2016, Credicorp had 79,761,471 floating common shares (excluding the 14,620,846 shares held by ASHC), of which approximately 77.44% were held in the United States. There were approximately 54 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2013, 2014 and 2015 include transactions with related parties. For its 2013, 2014 and 2015 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its board of directors, (iii) its key executives (defined as the management of our holdings) and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2013, 2014 and 2015:

	2013	2014	2015
	(Soles in thousand)
Direct loans	995,724	1,240,841	1,536,749
Investments available-for-sale and trading securities	289,815	203,227	368,438
Deposits	265,396	72,985	285,763
Off-balance-sheet exposure	137,460	177,408	234,287
Interest income related to loans – income	25,220	31,614	63,821
Interest expense related to deposits - expense	6,893	7,143	11,649
Derivatives at fair value	347	904	2,499
Other income	9,348	5,775	6,523

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are guaranteed by collateral given by the related party. The loans to related companies as of December 31, 2015 have maturity dates ranging between January 2016 and October 2023 and an accrued annual interest rate average of 7.07% (and as of December 31, 2014 had a maturity dates between January 2015 and October 2022 and an average accrued annual interest rate of 6.57%). As of December 31, 2015, we recorded a S/2.7 million (US$0.8 million) allowance for loan losses for doubtful debt in connection with loans to related parties and as of December 31, 2014 this provision amounted to S/1.2 million (US$0.4 million). The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates.

As of December 31, 2013, 2014 and 2015, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries, as permitted by Peruvian Law No. 26702. This law regulates and limits certain transactions with employees, directors and officers of banks and insurance companies in Peru. As of December 31, 2013, 2014 and 2015, direct loans to employees, directors and key management of Credicorp amounted to S/742.1 million (US$265.5 million), S/774.2 million (US$259.3 million) and S/784.2 million (US$229.9 million), respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

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

Madoff Trustee Litigation. On September 22, 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated estate of Bernard L. Madoff (the “Madoff Trustee”) filed a complaint against Credicorp’s subsidiary ASB (the “Madoff Complaint”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pending under adversary proceeding number 11-02730 (SMB). The Madoff Complaint seeks recovery of approximately US$120 million (equivalent to S/358.3 million). This amount is alleged to be equal to amount of funds that ASB managed in Atlantic US Blue Chip Fund that were invested in Fairfield Sentry Fund Limited (hereafter “Fairfield Sentry”) and redeemed, along with returns thereon between the end of 2004 and the beginning of 2005. The Madoff Complaint further alleges that Fairfield Sentry was a “feeder fund” that invested in BLMIS; that the Madoff Trustee filed an adversary proceeding against Fairfield Sentry, seeking to avoid and recover the initial transfers of monies from BLMIS to Fairfield Sentry; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield Sentry and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities which, in turn, invested and redeemed funds from BLMIS. On August 28, 2014, the Madoff Trustee filed an omnibus motion (the “Omnibus Motion”) for leave to replead certain complaints and for limited discovery against certain defendants, including ASB. On October 21, 2014, the Madoff Trustee filed a notice of adjournment of the Omnibus Motion, and the Omnibus Motion remains pending, adjourned sine die. On December 10, 2014, the Bankruptcy Court entered an order, which has been amended and supplemented from time to time, concerning certain further proceedings in the Madoff Trustee Litigation (the “Proceedings Order”), and which extends ASB’s time to move, answer or otherwise respond to the Madoff Complaint to a date to be determined after the Bankruptcy Court makes certain rulings in connection with the Proceedings Order. Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint and intends to contest these claims vigorously.

As noted above, the Madoff Trustee Litigation against ASB is similar to other “subsequent transferee” complaints that the Madoff Trustee has filed against other alleged subsequent transferees. There has been significant briefing on issues related to many of these or similar complaints, and the U.S. District Court for the Southern District of New York previously entered several rulings on legal issues presented in motions briefed in common by various defendants against which the Madoff Trustee has asserted “clawback” claims. To date, the District Court has declined to dismiss the complaints, but issued several rulings regarding legal standards that will apply to the litigation of the cases before the Bankruptcy Court, to which the District Court remanded the cases. In particular, on July 7, 2014, the District Court issued an opinion on extraterritorially (the “Extraterritoriality Order”) and, among other things, held that Bankruptcy Code section 550(a) “does not apply extraterritorially to allow for the recovery of subsequent transfers received abroad by a foreign transferee from a foreign transferor.” The impact of this ruling on the Madoff Trustee’s claims against ASB and other similarly situated defendants is currently the subject of ongoing consolidated briefing before the Bankruptcy Court in accordance with the Proceedings Order. ASB participated in the briefing under the Proceedings Order in coordination with other similarly situated defendants, and the Bankruptcy Court held a hearing on these issues on December 16, 2015. At the conclusion of the hearing, the Bankruptcy Court took the matter under advisement. ASB’s deadline for responding to the Madoff Trustee’s complaint has been extended until after the Bankruptcy Court rules on the issues related to the Extraterritorially Order and/or enters a further order in accordance with the Proceedings Order.

Fairfield Litigation. On April 13, 2012, Fairfield Sentry Limited (In Liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed a complaint against ASB (the “Fairfield Complaint”) in the Bankruptcy Court, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank and Beneficial Owners of Accounts Held in the Name of Atlantic Security Bank 1-1000, Adv. Pro. No. 12-01550 (SMB) (the “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint seeks to recover the amount of US$115,165,423.28, reflecting ASB’s redemptions of certain investments in Fairfield Sentry, together with investment returns thereon. These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Trustee Litigation described above. Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of pending litigation in the British Virgin Island courts (the “BVI Litigation”) challenging the Fairfield Liquidator’s ability in the ASB Adversary Proceeding to seek recovery of funds invested with and redeemed from Fairfield Sentry remained in effect, thereby indefinitely extending ASB’s time to answer, move or otherwise respond to the Fairfield Complaint until the stay is lifted. On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original Fairfield Complaint but adding additional allegations and causes of action. On or about April 2014, the Judicial Committee of the Privy Council, which serves as the court of appeals for the British Virgin Islands (the “BVI Court”), upheld certain judicial rulings of the BVI Court, which rulings in a published opinion called into question the Fairfield Liquidator’s legal ability to seek recovery of certain funds invested with and redeemed from Fairfield Sentry (the “Privy Council Decision”). In light of the Privy Council Decision, certain former shareholders of Fairfield Sentry filed applications (“273 Applications”) pursuant to Section 273 of the Insolvency Act, 2003 (“Act”) in the Eastern Caribbean Supreme Court, British Virginia Islands (Commercial Division), seeking an order, requiring, among other things, the Joint Liquidators to withdraw the proceedings in the U.S. related to such redemption of investments in Fairfield Sentry. On March 11, 2016, the Court for the British Virginia Islands (Commercial Division) entered an order (the “273 Order”) denying the relief requested by the defendants in the 273 Applications. As a result of the 273 Order, on March 14, 2016, counsel for the Joint Liquidators submitted a letter to the Bankruptcy Court stating its position that the next step in the U.S. Fairfield litigation was for the Bankruptcy Court to consider how to proceed, and that the Joint Liquidators would provide the Bankruptcy Court and defendants a proposed order to govern future proceedings. Such a proposed order has not yet been received. Accordingly, the Bankruptcy Court stay remains in effect, and ASB’s time to answer, move or otherwise respond to the Amended Complaint remains stayed pending further order of the Bankruptcy Court. Management believes it has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

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

We rely almost exclusively on dividends from our subsidiaries for the payment of our corporate expenses and for the distribution of dividends to holders of our common shares. Subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations, we are able to cause our subsidiaries to declare dividends. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected. Currently, there are no restrictions on the ability of Grupo Crédito, BCP, ASHC, Grupo Pacifico and Credicorp Capital or any of our other subsidiaries to pay dividends abroad. In addition, Grupo Crédito, BCP, and Grupo Pacifico intend to declare and pay dividends in Soles.

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00
2014	94,382,317	US$	2.1873	0.00
2015	94,382,317	US$	2.3160	0.00

In its session held on February 24, 2016, the Board of Directors declared a cash dividend of S/8.1910 per Credicorp common share. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate of PEN/US$ 3.5367 registered by the Superintendency of Banks, Insurance and Pension Funds for the transactions at the close of business on February 24, 2016; and after rounding up the amount to four decimals. As a result, the cash dividend per share amounts to US$2.3160. The aforementioned cash dividend will be paid on May 13, 2016 to those shareholders that are registered as shareholders of Credicorp as of the close of business on April 18, 2016.

8. B	Significant changes

Sale of Banco de Crédito de Bolivia to Inversiones Credicorp Bolivia S.A.

On December 30, 2015, the executive committee of Banco de Crédito del Perú agreed to offer for sale its 43,237 shares (95.8394% stake) in Banco de Crédito de Bolivia (BCP Bolivia) to Inversiones Credicorp Bolivia S.A. (“ICBSA”), a subsidiary of Credicorp, through an open transaction over the Bolivian Stock Exchange at a market price. The eventual purchase of the shares by ICBSA will be funded by a capital contribution from Grupo Crédito S.A., a wholly owned subsidiary of Credicorp. This transaction is expected to be settled by June 2016 and is subject to market conditions and offers.

With this transaction, Credicorp expects to comply with current regulation in Bolivia regarding organizational structure for financial institutions.

As of March 31, 2016, BCP Bolivia has a net equity of BOB 1.2 billion (approximately US$167.7 million) and, total assets of BOB 15.1 billion (approximately US$2.2 billion), and the net income of BCP Bolivia for the fiscal year ended December 31, 2015 was BOB 141.0 million (approximately US$20.6 million).

Sale of 50% of shares of Banco de Crédito e Inversiones (BCI)

At an Extraordinary Shareholders’ Meeting of the Banco de Crédito e Inversiones (“BCI”) held on October 27, 2015, shareholders approved an increase in BCI’s authorized capital through the issuance of new common shares in a preemptive rights offering. Concurrent with the offering, Credicorp, as a minority shareholder with a stake of 4.06% in BCI, announced its intention to sell up to 50% (fifty percent) of the shares it holds in BCI (up to 2,248,953 shares) at a share price that will be set pursuant to an auction process.

On March 7, 2016, BCI and Credicorp entered into a Memorandum of Understanding, which stipulated that the offer and sale of Credicorp’s shares in BCI were to be conducted jointly and in coordination with BCI. We also agreed not to sell the remaining 50% of our BCI shares any earlier than October 16, 2016, which is 180 (one hundred and eighty) calendar days after the termination date of BCI’s preferential subscription period.

The transaction was settled through a book auction in the Santiago Stock Exchange on April 22, 2016. A total of 2,248,953 shares were sold at a price of CLP 27,500 (twenty seven thousand and five hundred Chilean Pesos), which resulted in proceeds of CLP 61,846 million, an amount equivalent to approximately US$93 million.

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

	High		Low		Average Daily Volume
2011	US$	117.31	US$	82.25	477,181
2012	US$	147.86	US$	103.01	272,320
2013	US$	163.33	US$	113.5	354,841
2014	US$	170.85	US$	123.57	310,434
2015	US$	160.60	US$	81.78	351,495

2013
First quarter	US$	163.33	US$	140.61	286,386
Second quarter	US$	162.64	US$	123.41	342,229
Third quarter	US$	132.60	US$	113.50	439,157
Fourth quarter	US$	141.82	US$	124.55	347,315
2014
First quarter	US$	138.65	US$	123.45	410,338
Second quarter	US$	163.31	US$	136.85	337,127
Third quarter	US$	160.24	US$	146.9	252,734
Fourth quarter	US$	170.85	US$	146.54	246,638
2015
First quarter	US$	160.60	US$	134.08	328,108
Second quarter	US$	157.89	US$	135.51	311,942
Third quarter	US$	142.18	US$	81.78	399,657
Fourth quarter	US$	118.99	US$	95.32	364,846
2016
First quarter	US$	134.89	US$	117.48	443,142
Second quarter (through April 21)	US$	147.95	US$	121.38	547,048

Source: Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2011	118.7	82.5	9,732
2012	146.7	102.8	5,523
2013	161.66	111.94	4,699
2014	169.67	124.6	4,862
2015	157.99	84.00	4,503

2013
First quarter	158.8	140.7	6,438
Second quarter	161.7	122.8	6,373
Third quarter	132.9	111.9	3,226
Fourth quarter	140.9	125	2,812
2014
First quarter	137.9	123.3	9,550
Second quarter	159.5	137	4,812
Third quarter	159.6	147	2,257
Fourth quarter	169.67	148	2,743
2015
First quarter	157.99	135	7,022
Second quarter	157.10	136	4,295
Third quarter	142.05	84	4,476
Fourth quarter	117.50	96	2,679
2016
First quarter	134	85	9,124
Second quarter (through April 21)	147	121.55	12,050

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2015
October	117.72	100.36
November	118.99	104.03
December	107.59	95.32
2016
January	101.37	84.72
February	120.90	92.89
March	134.89	117.48
April (through April 21)	147.95	121.38

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2014
October	116.95	102
November	117.50	104
December	108	95
2015
January	100.85	85
February	120	97.80
March	134	118.15
April (through April 21)	147	121.55

Source: Bloomberg

On April 21, 2016, the last sale price of our common shares on the New York Stock Exchange was US$143.65 per share. On April 21, 2016, the closing price of our common shares on the Lima Stock Exchange was US$143.5.

9. B      Plan of Distribution

Not applicable.

9. C      Markets

(1)    The Lima Stock Exchange

1.1    Trading

As of December 2015, there were 276 companies listed on the Bolsa de Valores de Lima (the Lima Stock Exchange or BVL). The Lima Stock Exchange is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows:

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

According to the BVL, the first three months of 2015 were marked by a drop in share prices of about 10%. On the other hand, in the second quarter, the local market was favored by a boost in the purchases in equity markets, an improvement in the prices of commodities, by bargain hunting and by government measures applied to stimulate investment and consumption. However, U.S. economic data and U.S. Federal Reserve declarations that reinforced expectations of a rate hike by Federal Reserve caused a return to the downward trend.

In August 2015, the BVL reported its sharpest losses because it was shaken by an announcement that the Morgan Stanley Capital International (MSCI) index had referred a query to assess the possible downward reclassification of the Peruvian Stock Exchange (BVL) as a “Frontier Market” rather than an “Emergening Market”. However, in October 2015, the MSCI index decided to keep the BVL in its original category, which catalyzed a rise in the BVL stock prices. Finally, by the end of 2015, the U.S. Federal Reserve decided to raise its interest rates for the first time in nearly a decade, which led to negative variations and setbacks of the local indices.

The total amount traded on the BVL was US$6,002 million in 2013, US$5,788 million in 2014 and US$3,516 million in 2015. These figures are still far from the record level obtained in 2007, in which trading volume reached US$12,400 million. The Peruvian stock market capitalization amounted to US$90,657 million in 2015 compared to US$120,763 million in 2014 and US$120,653 million in 2013. The Índice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) closed at 9,848.59 points in 2015 (a decrease of 33.43% compared to 2014).

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

We rely almost exclusively on dividends from Grupo Crédito, BCP, ASHC, Grupo Pacifico, Credicorp Capital and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

Although substantially all of the clients of BCP, ASB and Grupo Pacifico are located in Peru, as of December 31, 2015, approximately 62.4% of BCP’s loan portfolio, 100% of ASHC’s loan portfolio, and 51.3% of Grupo Pacifico’s written premiums were denominated in U.S. Dollars (45.4%, 100%, and 41.8% in 2014; and 51%, 100%, and 42.8% in 2013, respectively). Most of the borrowers or insureds of these three companies use Soles. Therefore, the depreciation of the Sol during 2015 relatively increased the cost to the borrower of repaying its loans and the cost to the insured of making its premium payments.

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$ 61,485 million at December 31,2015) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company — 4.B Business Overview — (10) Peruvian Government and Economy”.

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

10.1    Bermuda regulation

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

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 (Bermuda annual government fee for 2016)

10.2    Peruvian regulation

Capital gains

On February 15, 2011, the Peruvian government enacted Law No. 29663. On July 21, 2011, Law No. 29663 was amended by Law No. 29757. This law partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and introducing more types of income that will qualify as Peru source income. Under the law, an indirect transfer of shares is deemed to exist and be subject to the Peruvian Income Tax (0%, 5% or 30%) when the shares of a non-domiciled entity, which in turn owns (directly or indirectly through other entities) shares issued by a domiciled entity, are transferred, provided the following two conditions are jointly met:

a.	During the 12 months prior to the transfer, the fair market value (“FMV”) of the shares of the Peruvian entity owned by the foreign entity equals 50% or more of the FMV of the shares of the foreign entity. There is a rebuttable presumption that states that this conditions is met if the non-domiciled entity is a resident in a tax haven; and

b.	During any given 12-month period, shares representing 10% or more of the foreign entity’s share capital are transferred.

The tax rate in this case will apply according to the following:

Tax rate
Exempt (0%)	Law No. 30341 establishes that the income derived from the transfer of shares in the BVL will be exempt from the Income Tax until December 31, 2018, as long as they have a stock market presence and; if in a period of 12 months, the tax-payer or its related parties, through a single or successive operations, do not transfer 10% or more of the total shares issued by the respective Company.
5%	If the aforementioned requirements are not met and the transfer of shares is realized through the BVL by a non-domiciled subject.
30%	If the transfer of shares is not realized through the BVL by a non-domiciled subject.

The following two obligations were also imposed on Peruvian domiciled companies that have economic relationships with non-domiciled sellers:

a.	Reporting to the Peruvian Tax Administration (SUNAT) the transfer of its own shares or the transfer of shares owned by the non-domiciled company; and

b.	Peruvian domiciled companies are jointly liable for the income tax that is not paid by a non-domiciled transferor that, within 12 months prior to the transfer, is economically related -either directly or indirectly- to the domiciled company (whether by means of control, management or equity participation), in connection with the transfer of the domiciled company’s shares, except in the event that the purchaser or acquirer of the shares is a Peruvian individual or entity.

Supreme Decree N° 275-2013-EF, enacted by the Peruvian Government on November 7, 2013, defined the concept of economic relationship related to the indirect transfer of Peruvian shares. A Peruvian domiciled company is considered to be economically related to a non-domiciled transferor, if, at any time during the 12-month period prior the transfer one of the following conditions is met:

a.	The non-domiciled transferor owns more than 10% of the equity of the Peruvian domiciled company, directly or through a third party.

b.	10% or more of the equity of Peruvian-domiciled Company and the non-domiciled company is owned by common shareholders between these.

c.	The Peruvian domiciled company and the non-domiciled transferor have one or more common directors, managers or administrators, with power of decision over financial, operative and commercial agreements.

d.	The Peruvian domiciled company and the non-domiciled transferor jointly consolidate their financial statements

e.	The non-domiciled transferor has a dominant influence on the decisions of the administrative areas of the Peruvian domiciled company or vice versa.

Dividends

Dividends distributed by Credicorp will not be considered as Peru source income. In this sense, dividends distributed by Credicorp will be subject to Peruvian taxation only in the following circumstances: i) when they are distributed to Peruvian residents; or ii) when they are distributed to foreign entities that qualify as Controlled Foreign Corporations under the Peruvian Income Tax regime.

10.3    Reciprocal tax treaties

As of Decemeber 31, 2015 Peru has effective tax treaties with the following jurisdictions: Brazil, Canada, Chile, Mexico, Portugal, South Korea, Switzerland and the countries member of the Andean Community (Bolivia, Colombia and Ecuador). There is no tax treaty with Bermuda or the US.

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

We also seek to raise our interest margins by obtaining above-average market margins, net of allowances, through lending to commercial and retail borrowers with a range of credit products. Such exposures involve not just on-balance sheet loans and advances; we also enter into guarantees and other commitments such as performance bonds. We also trade in financial instruments where we take positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in equities, bonds, currencies and interest rates.

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

(1)    Risk Management Structure

Our Board of Directors and the boards of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(a)	Board of Directors: The board of directors of each major subsidiary is responsible for the overall risk management approach and for the approval of the policies and strategies currently in place. The Credicorp Board encourages a risk management culture within Credicorp, it oversees the corporate internal controls in place, ensures performance of the compliance function in the Group and approves the Group’s risk appetite and tolerance.

Boards of Group Companies

The Board of each of the Group companies is responsible for risk management at each subsidiary and approval of the policies and guidelines for risk management. Each subsidiary’s Board sets an organizational culture that promotes risk management within the subsidiary, oversees the corporate internal controls in place, and ensures performance of the compliance function in the given subsidiary. Additionally, it is charged with approving the risk appetite and tolerance of each subsidiary as well as the business objectives and plans; securing an adequate solvency position and establishing an adequate system of incentives that promotes adequate entity-wide risk management practices.

(b)	Risk Management Committee: The Risk Management Committee represents the Board of Credicorp in risk management decision-making. This Committee establishes the policies for monitoring the risk appetite and tolerance at the subsidiary level; the degree of exposure to a given risk, solvency rates, risk management performance metrics and other corporate measures to control, monitor and mitigate risks and oversees the internal control system in place. In addition, in order to effectively manage all the risks, the Risk Management Committee is divided into the following tactical committees which report on a monthly basis all changes or issues with respect to the risks being managed:

Credit Risk Committee

The Credit Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing credit risk, the delegation of authority and the supervision and establishment of autonomy for taking credit risks and the metrics for measuring performance incorporating risk variables. Also it is responsible of approving the methodologies, models, parameters, scenarios, processes, stress tests and manuals to identify, measure, treat, monitor, control and report all the credit risks to which Credicorp is exposed. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Management Committee.

The Credit Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Credit Division and the Manager of the Risk Management Area.

Treasury and ALM Risk Committee

The Treasury and ALM Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing market risk and liquidity risk, the delegation of authority and the supervision and establishment of autonomy for taking market risks, and the metrics for measuring performance incorporating risk variables. Also, it is responsible of approving the methodologies, models, parameters, processes and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes of the functions described above and reports any finding to the Risk Management Committee.

The Treasury and ALM Risk Committee principally consists of the Chief Risk Executive, the Manager of the Risk Management Area, the Market Risk Manager, the Manager of the Treasury Risk Area and the Manager of the Treasury Division.

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

The Operational Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Internal Audit Division, and the Manager of the Operational Risk Management Department and Insurance Management Division.

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

The Chief Risk Office is divided into the following teams:

Risk Management Division (RMD)

The RMD is responsible for ensuring that policies and risk management policies established by the Board of Directors are complied with and monitored. The RMD consists of the following units: the Credit Risk and Corporate Management Department, Market Risk Management Department, the Operational Risk Management and Insurance Risk Management Department, and Internal Validation and Risk Management Methodology and Modelling.

Wholesale Risk Division (WRD)

The WRD is responsible for ensuring that the quality of the wholesale banking loan portfolio is consistent with the Group's risk strategy and appetite on the basis of an effective management of the lending process by relying on well-defined lending policies and highly trained personnel with best lending practices.

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

Furthermore, the Chief Risk Office manages the risk from subsidiaries through the risk teams that operate in each of the subsidiaries.

(d)	Treasury Division: Treasury Division is responsible for managing Credicorp’s assets and liabilities and the overall financial structure. It is also primarily responsible for Credicorp’s management of funding and liquidity risks; as well as the investment, derivatives and spot portfolios, assuming the related liquidity, interest rate and exchange rate risks under the policies and limits currently effective.

(e)	Internal Audit and Compliance Division: The Internal Audit is charged with: i) monitoring on an ongoing basis the effectiveness of the risk management function at Credicorp and verifying compliance with laws and regulations, as well as the policies, objectives and guidelines set by the Board of Directors; ii) assessing the sufficiency and level of integration of the Credicorp’s information and databases systems; and iii) making sure independence is maintained by the different functions within the risk management and business units. The Compliance division is responsible for making sure applicable laws and regulations and internal Code of Ethics are adhered to.

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

Information compiled from all our subsidiaries is examined and processed in order to analyze, control and identify risks early. This information is presented and explained to the Board of Directors, the Risk Management Committee, the Audit Committee and all relevant members of Credicorp. The report includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, VaR (Value at Risk), liquidity ratios and risk profile changes. Senior management assesses the fair value of the investments and the appropriateness of the allowance for credit losses periodically.

(3)    Risk Mitigation

As part of overall risk management, we use derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, and carried equity and debt instruments.

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within Credicorp. The effectiveness of hedges is assessed by the relevant risk areas. The effectiveness of all the hedge relationships is monitored monthly. In situations of ineffectiveness, we will enter into a new hedge relationship to mitigate risk on a continuous basis. We actively use collateral to reduce credit risks.

(4) Risk appetite

At the several subsidiaries of Credicorp, the respective boards approve, on an annual basis, the risk appetite framework to set the maximum level of risk that an organization is willing to accept in seeking to accomplish its primary and secondary business objectives.

Primary objectives are intended to preserve the strategic pillars of an organization, such as solvency, liquidity, reward and growth, performance stability and balanced structure. Secondary objectives are intended to monitor on a qualitative and quantitative basis the various risks to which Credicorp is exposed as well as to define the tolerance threshold of each of those risks as a way to adhere to the risk profile set by the Board and to anticipate any risk focus on a more granular basis.

Risk appetite is reflected in the following:

i)	Risk appetite statement: General principles are made explicit, as well as the qualitative aspects to complete the Bank’s risk strategy; on that basis, the target risk profile is defined.

ii)	Metrics scorecard: A metrics scorecard reflects the principles and the target risk profile stated in the risk appetite statement. Limits are defined to keep control over the risk-taking process within the established risk tolerance set by the Board. It also helps with respect to determining accountability for the risk-taking process and providing concrete guidelines underlying the target risk profile.

(5)    Risk Concentration

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

(6)    Market Risk

We take on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in fixed income securities, derivatives, currencies and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of Credicorp’s current activities, commodity price risk is not applicable.

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

(7)    Trading Book

The trading book has liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where Credicorp acts as a principal with the clients or with the market. This portfolio includes investments and derivatives classified by management as held for trading.

7.1     Value at Risk (VaR)

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

VaR limits and assumptions are set on the basis of risk appetite and trading strategy of each subsidiary. The assessment of past movements has been based on historical one-year data and 127 market risk factors, which are composed as follows: 21 market curves, 91 stock prices, 9 mutual funds values, 2 volatility series and 4 survival probability curves. Credicorp applies these historical changes in rates directly to its current positions (a method known as historical simulation). Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which Credicorp’s trading book is exposed.

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

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary.

In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate (see Item 11. Quantitative and qualitative disclosures about market risk – (9) Foreign Exchange Risk).

Due to higher volatility of the Soles exchange rate differential in the market and of derivatives in relation to the U.S. dollar in the derivative market, as well as an increase in related positions affected by this differential, the Credicorp´s VaR showed an increase over 2015. Nevertheless, VaR remained within the risk appetite limits set by the Risk Management of each subsidiary.

As of December 31, 2013, 2014 and 2015, our VaR by type of asset were as follows:

	2013	2014	2015
	Soles in thousand
Equity investments	19,870	8,358	12,282
Debt investments	16,499	7,970	7,088
Swaps	23,277	4,160	13,769
Forwards	6,236	22,941	102,967
Options	967	717	12,708
Diversification effect	-40,522	-19,834	-27,997
Consolidated VaR by type of asset (1)	26,326	24,312	120,817
(1)	Amplified to the Holding, 10 days period.

As of December 31, 2013, 2014 and 2015, our VaR by risk type were as follows:

	2013	2014	2015
	Soles in thousand
Interest rate risk	30,057	24,590	111,941
Price risk	19,870	8,358	12,288
Volatility risk	64	92	287
Diversification effect	-23,665	-8,728	-3,701
Consolidated VaR by risk type (1)	26,326	24,312	120,817
(1)	Amplified to the Holding, 10 days period.

The information disclosed in these charts addresses the VaR calculation for the entire consolidated Group. However, minimum, maximum and average VaR calculations are estimated only for BCP Stand-alone’s trading book. The reason for this is that, although there is a daily VaR calculation for all subsidiaries with trading book positions, the entire Group is consolidated once a year in order to calculate a VaR for reporting purposes, Credicorp calculates VaR on a daily basis only for BCP. Therefore, since there is not a sufficient sample for the Group, minimum, maximum and average VaR are calculated only for the BCP subsidiary. Nonetheless, the Company believes it is relevant information considering that BCP’s trading risk is very close to the total trading risk of the Group’s portfolio.

For the years ended December 31, 2014 and 2015, the BCP Stand-alone’s VaR is as follows:

	2013	2014	2015
	Soles in thousand
Average daily	20,957	14,832	57,357
Highest	45,788	26,562	121,463
Lowest	6,884	4,364	16,115

7.2    Backtesting

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

VaR Backtesting – VaR (1-Day, 99% in millions of dollars) – 2015:

During 2015, BCP recorded three-backtesting exceptions, when actual losses exceeded daily VaR. According to the selected test, we believe that the VaR model is statistically correct. The exceptions were due to higher volatility of the differential between interest rate applicable to Soles and to U.S. Dollars. During 2014, BCP recorded two exceptions.

7.3     Stress test

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

The results of our stress test as of December 31, 2013, 2014 and 2015, by type of asset, were as follows:

	2013	2014	2015
	Soles in thousand
Equity investments	75,093	41,948	49,712
Debt investments	19,504	24,498	18,067
Swaps	34,996	8,190	38,029
Forwards	16,460	51,511	163,876
Options	1,996	1,868	17,439
Diversification effect	-71,337	-45,047	-123,582
Consolidated VaR by type of asset	76,712	82,969	163,541

The results of our stress test as of December 31, 2015, 2014, 2013 by risk type, were as follows:

	2013	2014	2015
	Soles in thousand
Interest rate risk	33,724	60,968	174,491
Price risk	75,074	41,953	49,730
Volatility risk	123	157	370
Diversification effect	-32,210	-20,110	-61,051
Consolidated VaR by risk type	76,712	82,969	163,541

(8)    ALM Book

The management of risks associated with long-term and structural positions is called ALM. Non-trading portfolios which comprise the ALM book are exposed to different sensitivities that can bring about deterioration in the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth.

Interest-Rate Risk

The ALM-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains or market value of financial assets and liabilities reported on the balance sheet (fair value of financial instruments). The Group accepts the exposure to interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The risk committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALM.

Corporate policies include guidelines for the management of the Group’s exposure to interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management at BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Grupo Pacifico is carried out by performing a repricing gap analysis, sensitivity analysis of the profit margin and sensitivity analysis of the net economic value. These calculations consider parallel rate shocks from +- 50 pbs to +-150 pbs and stress scenarios.

Re-pricing Gap

The re-pricing gap analysis consists of aggregating re-pricing timeframes into buckets and checking if each bucket nets to zero. Different bucketing schemes may be used. An interest rate gap is simply a positive or negative net re-pricing timeframe for any of the buckets. By this analysis, management can identify the tranches in which the interest rate variations may have a potential impact.

The table below summarizes our exposure to interest rate risks. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2013
	Up to 1	1 to 3	3 to 12	1 to 5 years	More than 5	Non-interest	Total
	month	months	months		years	bearing
	Soles in thousands
Marginal gap
Accumulated gap
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	17,985,367	353,649	166,423	-	-	4,351,119	22,856,558
Investments	2,113,540	2,210,585	3,798,696	3,096,463	5,258,452	3,910,099	20,387,834
Loans, net	7,437,621	15,987,028	12,972,621	16,189,283	9,511,726	-	62,098,279
Financial assets designated at fair value through profit and loss	-	-	31,416	7,057	25,429	235,934	299,836
Premiums and other policies receivables	-	-	-	-	-	576,050	576,050
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	578,722	578,722
Other assets	-	-	-	-	-	7,296,943	7,296,943
Total assets	27,536,527	18,551,262	16,969,155	19,292,803	14,795,606	16,948,866	114,094,220
Liabilities
Deposits and obligations	15,634,084	4,411,997	23,971,513	5,585,304	414,518	18,389,160	68,406,577
Payables from repurchase agreements, security lending, due to banks and correspondents	2,224,818	2,217,911	3,636,882	1,829,780	756,296	27,637	10,693,323
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	232,496	232,496
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	119,553	119,553
Technical, insurance claims reserves and reserves for unearned premiums	94,214	77,466	232,259	1,107,038	2,237,875	1,235,862	4,984,715
Bonds and notes issued	259,180	20,339	248,230	2,471,023	8,567,318	2,567,428	14,133,518
Other liabilities						3,180,931	3,180,931
Equity	-	-	-	-	-	12,343,106	12,343,106
Total liabilities and equity	18,212,295	6,727,713	28,088,884	10,993,146	11,976,008	38,096,174	114,094,220
Off-Balance sheet items
Derivatives assets	612,301	2,303,835	929,245	17,930	292,620	-	4,155,930
Derivatives liabilities	13,947	626,807	639,982	1,164,159	1,711,035	-	4,155,930
	598,354	1,677,028	289,263	-1,146,230	-1,418,415	-	-
Marginal gap	9,922,585	13,500,577	-10,830,466	7,153,428	1,401,184	-21,147,308	-
Accumulated gap	9,922,585	23,423,162	12,592,696	19,746,124	21,147,308	-	-

	As of December 31, 2014
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	19,973,281	1,345,646	1,095,005	66,456	-	4,752,481	27,232,869
Investments	1,527,716	1,333,238	2,714,090	4,519,851	7,670,357	3,176,377	20,941,629
Loans, net	9,631,619	12,992,378	19,327,405	25,950,939	8,427,967	192,198	76,522,506
Financial assets designated at fair value through profit and loss	-	-	-	-	-	297,100	297,100
Premiums and other policies receivables	-	-	-	-	-	578,296	578,296
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	468,137	468,137
Other assets	-	-	-	-	-	8,793,835	8,793,835
Total assets	31,132,616	15,671,262	23,136,500	30,537,246	16,098,324	18,258,424	134,834,372
Liabilities
Deposits and obligations	1,271,691	7,016,884	13,170,837	27,484,056	3,630,899	24,472,602	77,046,969
Payables from repurchase agreements, security lending, due to banks and correspondents	1,607,437	2,470,373	7,472,033	4,371,688	1,173,627	430,652	17,525,810
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	397,201	397,201
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	220,910	220,910
Technical, insurance claims reserves and reserves for unearned premiums	72,995	29,173	111,204	441,168	1,122,184	3,620,335	5,397,059
Bonds and notes issued	10,166	22,283	107,284	4,208,590	10,586,308	169,962	15,104,593
Other liabilities	-	-	-	-	-	4,515,805	4,515,805
Equity	-	-	-	-	-	14,626,025	14,626,025
Total liabilities and equity	2,962,289	9,538,713	20,861,358	36,505,502	16,513,018	48,453,492	134,834,372
Off-Balance sheet items
Derivatives assets	426,817	1,724,532	297,406	-	7,893,519	-	10,342,274
Derivatives liabilities	1,356,238	3,835,727	2,381,439	1,226,936	1,541,934	-	10,342,274
	-929,421	-2,111,195	-2,084,033	-1,226,936	6,351,585	-	-
Marginal gap	27,240,906	4,021,354	191,109	-7,195,192	5,936,891	-30,195,068	-
Accumulated gap	27,240,906	31,262,260	31,453,369	24,258,177	30,195,068	-	-

	As of December 31, 2015
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	10,799,728	1,730,819	2,448,242	14,175,954	85,441	4,178,258	33,418,442
Investments	1,934,173	2,008,297	2,877,428	7,755,585	7,772,084	2,326,579	24,674,146
Loans, net	9,926,677	15,596,640	21,901,169	29,102,306	9,961,370		86,488,162
Financial assets designated at fair value through profit and loss	-	-	-	-	-	350,328	350,328
Premiums and other policies receivables	552,802	72,447	22,768	-	-	-	648,017
Accounts receivable from re-insurers and co-insurers	81,384	210,658	142,317	22,830	-	-	457,189
Other assets	-	-	-	-	-	9,443,933	9,443,933
Total assets	23,294,764	19,618,861	27,391,924	51,056,675	17,818,895	16,299,098	155,480,217
Liabilities
Deposits and obligations	26,822,026	6,712,587	11,968,763	36,154,007	3,811,820	3,137,430	88,606,633
Payables from repurchase agreements, security lending, due to banks and correspondents	388,118	733,836	1,234,728	4,583,834	721,701	14,922,526	22,584,743
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	47,737	47,737
Accounts payable to reinsurers and coinsurers	53,175	159,216	26,083	3,373	-	-	241,847
Technical, insurance claims reserves and reserves for unearned premiums	61,112	359,162	5,187,653	753,700	-	-	6,361,627
Bonds and notes issued	40,572	838,309	376,105	6,050,486	8,433,804	548,686	16,287,962
Other liabilities	29,328	15,328	10,327	78,423	314,331	4,174,361	4,622,098
Equity	-	-	-	-	-	16,727,570	16,727,570
Total liabilities and equity	27,344,331	8,818,438	18,803,659	47,623,823	13,281,656	39,558,310	155,480,217
Off-Balance sheet items
Derivatives assets	230,741	2,077,128	390,901	3,247,496	5,753,166	-	11,699,432
Derivatives liabilities	1,541,589	4,366,304	2,928,785	2,132,295	730,459	-	11,609,432
Total Off-Balance Sheet items	-1,310,848	-2,289,176	-2,537,884	1,115,201	5,022,708	-	-
Marginal gap	-5,410,415	8,511,247	6,050,381	4,548,053	9,559,946	-23,259,212
Accumulated gap	-5,410,415	3,100,832	9,151,213	13,699,266	23,259,212

(9)    Sensitivity to Changes in Interest Rates

The sensitivity analysis of a reasonable possible change in interest rates on the ALM book comprises an assessment of the sensibility of the financial margins, which seeks to measure the potential changes in interest accruals over a period of time and the expected parallel movement of the interest rate curves as well as the sensitivity of the net economic value, which is a long-term metric measured as the difference arising between the net book value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the consolidated statements of income is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2015, 2014 and 2013, including the effect of derivatives instruments. The sensitivity of net economic value is calculated by revaluing interest rates from available-for-sale fixed income and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges and derivatives instruments designated as cash flow hedges. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the ALM Book, including instruments classified as available-for-sale and held to maturity investments.

The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2013, 2014 and 2015:

	As of December 31, 2013
	Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		Economic Value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	639	-/+	242,761
Peruvian Currency	+/-	75	-/+	958	-/+	364,141
Peruvian Currency	+/-	100	-/+	1,277	-/+	485,521
Peruvian Currency	+/-	150	-/+	1,916	-/+	730,058
U.S. Dollar	+/-	50	+/-	51,446	+/-	78,551
U.S. Dollar	+/-	75	+/-	77,168	+/-	117,826
U.S. Dollar	+/-	100	+/-	102,891	+/-	157,102
U.S. Dollar	+/-	150	+/-	154,337	+/-	178,125

	As of December 31, 2014
	Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	26,524	-/+	184,565
Peruvian Currency	+/-	75	-/+	39,786	-/+	276,847
Peruvian Currency	+/-	100	-/+	53,048	-/+	369,130
Peruvian Currency	+/-	150	-/+	79,573	-/+	553,694
U.S. Dollar	+/-	50	+/-	40,268	-/+	317,960
U.S. Dollar	+/-	75	+/-	60,402	-/+	476,941
U.S. Dollar	+/-	100	+/-	80,536	-/+	635,921
U.S. Dollar	+/-	150	+/-	120,804	-/+	953,881

	As of December 31, 2015
	Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	32,781	-/+	76,190
Peruvian Currency	+/-	75	-/+	49,172	-/+	114,284
Peruvian Currency	+/-	100	-/+	65,563	-/+	152,379
Peruvian Currency	+/-	150	-/+	98,344	-/+	228,569
U.S. Dollar	+/-	50	+/-	4,978	-/+	17,645
U.S. Dollar	+/-	75	+/-	7,467	-/+	26,468
U.S. Dollar	+/-	100	+/-	9,956	-/+	35,291
U.S. Dollar	+/-	150	+/-	14,934	-/+	52,936

The interest rate sensitivities set out in the tables above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity.

Our positions held in equity securities, mutual funds and hedge funds are not considered part of investment securities for sensitivity calculation purposes; however, presented below is a table that demonstrates how our expected unrealized gain or loss (before income taxes) on equity securities, mutual funds, and hedge funds (as of December 31, 2015, 2014 and 2013) would correspond to changes in market prices of these securities at the 10%, 25% and 30% levels:

Market price	Changes in	2013	2014	2015
sensitivity	market prices %	Soles in thousands
Equity securities	+/- 10	164,380	157,709	149,449
Equity securities	+/- 25	410,949	394,272	363,023
Equity securities	+/- 30	493,139	473,126	436,348
Mutual funds	+/- 10	21,644	16,367	16,085
Mutual funds	+/- 25	54,114	40,916	40,212
Mutual funds	+/- 30	64,936	49,100	48,254
Hedge funds	+/- 10	9,154	14,027	13,319
Hedge funds	+/- 25	22,880	35,068	33,299
Hedge funds	+/- 30	27,458	42,081	39,958

Commitments in liabilities at fair value (short sales) are related to fixed income and equity financial instruments, and have maturities of one month or less; therefore, the Group expects minimal price fluctuations. As a result, the Group is not subject to significant price risk on these financial liabilities.

(10)    Foreign Exchange Risk

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

Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2014, 2013 and 2012, the Group’s assets and liabilities by currencies were as follows:

	Peruvian		Other
2013	Currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	5,371,112	15,749,308	642,509	21,762,929
Receivables from reverse repurchase agreements and security borrowings	-	-	1,093,628	1,093,628
Trading securities	1,093,292	244,646	162,107	1,500,046
Available-for-sale investments	7,938,949	7,047,783	627,726	15,614,458
Investments held-to-maturity	273,563	403,414	-	676,977
Loans, net	29,008,338	30,605,926	2,484,014	62,098,279
Financial assets designated to fair value through profit or loss	80,641	219,195	-	299,836
Other assets	360,398	671,750	1,594,413	2,626,562
	44,126,294	54,942,022	6,604,398	105,672,714
Monetary liabilities -
Deposits and obligations	-31,854,618	-33,373,002	-3,178,958	-68,406,577
Payables from repurchase agreements and security lending	-1,251,383	-1,492,932	-776,001	-3,520,316
Due to bank and correspondents	-2,625,525	-4,075,666	-471,816	-7,173,007
Financial liabilities designated at fair value through profit or loss	-	-	-119,553	-119,553
Insurance claims reserves and technical reserves	-1,877,175	-3,107,540	-	-4,984,715
Bonds and notes issued	-2,067,643	-12,037,062	-28,814	-14,133,518
Other liabilities	-1,660,820	-852,998	-340,727	-2,854,545
	-41,337,164	-54,939,199	-4,915,868	-101,192,232
	2,789,131	2,823	1,688,529	4,480,483
Forwards position, net	-1,681,153	1,637,124	44,030	-
Currency swaps position, net	-119,609	-72,030	191,639	-
Cross-currency swaps position, net	596,727	-596,727	-	-
Options, net	308,848	-308,848	-	-
Net monetary position	1,893,942	662,342	1,924,198	4,480,483

	Peruvian		Other
2014	Currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	3,858,953	17,062,695	767,818	21,689,466
Receivables from reverse repurchase agreements and security borrowings	-	3,786,094	1,757,309	5,543,403
Trading securities	2,057,616	266,874	201,480	2,525,970
Available-for-sale investments	5,360,864	6,664,918	1,007,466	13,033,248
Held-to-maturity investments	2,146,065	521,598	-	2,667,663
Loans, net	39,785,150	33,326,754	3,410,602	76,522,506
Financial assets designated to fair value through profit or loss	94,043	203,057	-	297,100
Other assets	1,104,492	1,106,148	887,003	3,097,643
	54,407,183	62,938,138	8,031,678	125,376,999
Monetary liabilities -
Deposits and obligations	-35,484,242	-37,022,996	-4,539,731	-77,046,969
Payables from repurchase agreements and security lending	-5,225,291	-1,772,688	-1,310,491	-8,308,470
Due to bank and correspondents	-3,093,872	-5,848,343	-275,125	-9,217,340
Financial liabilities designated at fair value through profit or loss	-	-	-397,201	-397,201
Insurance claims reserves and technical reserves	-2,137,497	-3,259,562	-	-5,397,059
Bonds and subordinated notes issued	-2,220,670	-12,850,747	-33,176	-15,104,593
Other liabilities	-1,748,432	-1,047,848	-734,620	-3,530,900
	-49,910,004	-61,802,184	-7,290,344	-119,002,532
	4,497,179	1,135,954	741,334	6,374,467
Forwards position, net	3,209,468	-3,155,171	-54,297	-
Currency swaps position, net	-1,988,707	2,534,394	-545,687	-
Cross-currency swaps position, net	-422,487	447,901	-25,414	-
Options, net	-93,536	93,536	-	-
Net monetary position	5,201,917	1,056,614	115,936	6,374,467

	Peruvian		Other
2015	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	2,629,447	18,133,335	1,628,962	22,391,744
Receivables from reverse repurchase agreements and security borrowings	-	10,080,794	945,904	11,026,698
Trading securities	1,437,617	199,438	686,042	2,323,097
Available-for-sale investments	7,835,615	8,924,280	629,409	17,389,304
Held-to-maturity investments	2,872,865	709,264	-	3,582,129
Loans, net	51,525,096	30,358,072	4,604,993	86,488,161
Financial assets designated to fair value through profit or loss	52,369	297,959	-	350,328
Other assets	1,626,686	2,059,415	509,557	4,195,658
	67,979,695	70,762,557	9,004,867	147,747,119
Monetary liabilities -
Deposits and obligations	-36,446,886	-45,696,802	-6,462,945	-88,606,633
Payables from repurchase agreements and security lending	-11,673,446	-1,503,347	-1,422,957	-14,599,750
Due to bank and correspondents	-2,379,021	-5,184,659	-198,817	-7,762,497
Financial liabilities designated at fair value through profit or loss	-	47,737	-	-47,737
Insurance claims reserves and technical reserves	-2,699,351	-3,661,014	-1,263	-6,361,628
Bonds and subordinated notes issued	-2,171,074	-14,010,489	-106,399	-16.287,962
Other liabilities	-2,942,934	-1,510,666	-632,842	-5,086,442
	-58,312,712	-71,614,714	-8,825,223	-138,752,649
	9,666,983	-852,157	179,644	8,994,470
Forwards position, net	6,011,253	-6,707,587	696,334	-
Currency swaps position, net	-9,997,505	10,084,091	-86,586	-
Cross-currency swaps position, net		-	-	-
Options, net	543,066	-543,066	-	-
Net monetary position	6,223,797	1,981,281	789,392	8,994,470

We manage foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure its performance in Soles (since 2014 considering its change in functional currency, before it was measure in U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of the Soles with respect to this currency would affect positively our consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated income statement.

As of December 31, 2015, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position); as of December 31, 2014, the Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions. Any depreciation/appreciation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2015 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles (the 2014 functional currency), with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2014	2015
	%	Soles in thousands	Soles in thousands
Depreciation -
U.S. Dollar	5	(50,315)	(94,347)
U.S. Dollar	10	(96,056)	(180,116)

Appreciation -
U.S. Dollar	5	55,611	104,278
U.S. Dollar	10	117,402	220,142

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

15. A   Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2015. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Our internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, and our receipts and expenditures are being made only in accordance with authorizations of our management and IFRS; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections about the effectiveness of our internal controls are subject to the risk that controls will become inadequate because of changes in conditions or deterioration in compliance with policies or procedure.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework version 2013. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and concluded that, as of December 31, 2015, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Gaveglio, Aparicio y Asociados S. Civil de R.L (member firm of PricewaterhouseCoopers), our independent registered public accounting firm, as stated in their report included herein, and it has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015.

15. C   Attestation Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Credicorp Ltd. and its subsidiaries.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Credicorp Ltd. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

April 28, 2016

/S/ Gaveglio, Aparicio y Asociados S.C.R.L

Countersigned by:

/S/ Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No.01-019847

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

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

At the Annual General Meeting of Shareholders held on March 31, 2014, shareholders elected the new Directors of Credicorp as explained in Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management. Furthermore, the Board of Directors, in its meeting held on April 23, 2014 appointed the following members to its Audit Committee: Mr. Raimundo Morales (Chairman since July 2011), Mr. Juan Carlos Verme Giannoni and Mr. Benedicto Cigüeñas Guevara (financial expert).

Mr. Morales, Mr. Verme and Mr. Cigüeñas are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of The NYSE Listed Company Manual.

Mr. Cigüeñas, our Audit Committee Financial Expert, is an economist and has a Master´s degree from the Colegio de Mexico. Mr. Cigüeñas has completed studies in Statistics and Economics at the Centro Interamericano de Enseñanza del Estado, Chile; and the Advanced Management Program at the Universidad de Piura, Peru. Mr. Cigüeñas became a Credicorp director on March 31, 2014. He previously served as Financial Economic Advisor and as Chief Financial Officer of BCP (1992 – April 2004). He held the position of Regional CEO of Extebandes and CEO of Banco Continental del Peru. He served as CEO and CFO of Banco de la Nación del Perú, and Vice-minister of the Ministry of Economy and Finance of Peru. Also, he was an executive at the Peruvian Central Bank and Director of Banco Exterior de los Andes (Extebandes).

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee must approve all of the services that the independent external auditor provides as part of its responsibility to supervise the internal auditor’s work. There are two types of approvals. The Audit Committee grants a “general approval” in advance for a list of services that the independent external auditor may provide without further approval from the Audit Committee. A general approval is valid for 12 months from the date of approval unless the Audit Committee determines a different period to be applied. The Audit Committee is regularly informed about the services provided through the general approval process. The Audit Committee also grants “specific approval” for services that do not have general approval on a case-by-case basis. All of the services that do not have general approval need specific approval from the Audit Committee before any agreement is signed with the independent external auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. The Audit Committee has set a limit on tax fees and all other fees, which cannot be greater than 35% of total auditor’s fees during a fiscal year. The Audit Committee may change this limit based upon our corporate needs and the complexity of the service provided by the independent external auditor. When considering granting any type of approval, the Audit Committee takes into account whether the requested services are consistent with the SEC’s rules regarding the independence of the independent external auditor.

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

Furthermore, the Board of Directors, in accordance with the proposal of the Audit Committee, in 2013 engaged in a process to select and appoint the company that will act as our independent external auditor for a period of 5 years starting in 2015. The companies invited to participate in the selection process were the four most prominent auditors with operations in the countries where Credicorp’s subsidiaries operate: EY, PricewaterhouseCoopers, KPMG, and Deloitte. After analyzing the proposals, the Audit Committee agreed to recommend EY to serve as the independent external auditor of Credicorp and its subsidiaries for the financial year 2014 and Gaveglio Aparicio y Asociados S. Civil de R.L, a member firm of PricewaterhouseCoopers for a period of 5 years starting on January 1, 2015 and ending on December 31, 2019. The Board of Directors’ continued support of PricewaterhouseCoopers during this term is subject to satisfactory performance by the firm, which will be evaluated at the end of each year during its appointment.

At the Annual General Meeting of Shareholders held on March 31, 2016, the shareholders of Credicorp approved the designation Gaveglio Aparicio y Asociados S. Civil de R.L., a member firm of PricewaterhouseCoopers, to act as independent external auditors of Credicorp for a period of 1 year in accordance with the proposal and recommendation of the Audit Committee to the Board of Directors and authorized the Board of Directors to approve the auditor’s fees (The Board of Director may in turn delegated that function to the Audit Committee).

The following table sets forth, for each of the years indicated, the fees paid to our independent external auditors, Gaveglio Aparicio y Asociados S.C.R.L. (2015) and Paredes, Zaldívar, Burga & Asociados S.C.R.L. (2013 and 2014), members of PwC and EY Global, respectively, for the audit of our financial statements for the years ended December 31, 2013, 2014 and 2015.

	Years ended December 31,
	2013	2014	2015
	(Soles in thousands)
Audit	11,960	12,278	8,654
Audit – Related	689	365	675
Tax	1,137	642	501
All Other	646	1,677	260
Total	14,432	14,962	10,090

Audit Fees correspond to audit services performed (i) reviewing Credicorp’s consolidated financial statements and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include expenses related to the audit work in connection with reviews of interim financial information and the issuance of comfort, letters, and other services related to filling documents with regulatory bodies or regarding public offerings. The Audit Committee approved all fees.

Audit-Related Fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include: assistance in the understanding of new accounting and financial rules established by regulatory entities; audit related procedures on accounting matters; due diligence; and special audit reviews of internal control procedures, certain training courses and permitted advisory services related to IT systems. The Audit Committee approved all fees.

Tax Fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and which principally consist of tax compliance and advisory services approved by the Audit Committee.

During 2015, other fees are mainly related to the tax-purpose valuation provided to one of the subsidiaries of Credicorp with no direct affect in the financial statements and training programs. In 2014, other fees correspond to the review of Process of Management of Special Conditions (Corporate Banking). Also, other fees related to 2013 correspond to legal advisory services and training programs for officials and employees of Credicorp.

Audit fees corresponding to “Taxes” and “All other” to be paid in 2015, 2014 and 2013 were subject to the aforementioned 35% limit and represented 8%, 16% and 12%, respectively, of the total auditor’s fees.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2015, as part of their core businesses, our affiliates, Prima AFP, Atlantic Security Bank, Credicorp Capital Sociedad Administradora de Fondos, Pacifico Peruano Suiza and Credicorp Capital Bolsa made purchases in open-market transactions on behalf of our clients. Furthermore, the following purchases were made for the 2015 supplementary senior management remuneration plan, as explained in notes 3(y)(ii) and 20(b) of the financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
March 2015	129,091	US$	142.36

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As previously disclosed in our current report, Credicorp’s Board of Directors in accordance with the proposal of the Audit Committee, approved on February 25, 2015 the appointment of PricewaterhouseCoopers as our independent auditor, to replace Paredes, Zaldívar, Burga & Asociados S.C.R.L (“PZBA”), member of EY Global, who acted as our independent auditor for the fiscal years ended from 2003 to 2014. The selection process included affiliates of EY Global, Pricewaterhouse Coopers, KPMG and Deloitte Touche Tohmatsu Limited.

On October 2, 2013 the Audit Committee agreed to recommend PricewaterhouseCoopers as the independent auditor for a period of five years starting on January 1, 2015 and ending on December 31, 2019. The Board of Directors’ continued support of PricewaterhouseCoopers as our independent auditor during this term is subject to satisfactory performance by the firm, which will be evaluated at the end of each year during its appointment.

PZBA’s reports on the financial statements of Credicorp Ltd. and its subsidiaries for the periods ended as of December 31, 2013 and December 31, 2014 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, in connection with the audit of the financial statements of Credicorp Ltd. and its subsidiaries for the periods ended December 31, 2013 and December 31, 2014 there were no disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions with PZBA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PZBA, would have caused them to make reference in connection with their reports to the subject matter of the disagreements.

In connection with PZBA’s audit of the financial statements of Credicorp Ltd. and its subsidiaries for the fiscal periods ended December 31, 2013 and December 31, 2014 there were no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided PZBA with a copy of the disclosures made in this Item 16F, and we have requested that PZBA furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of this letter is included herewith as Exhibit 16.1.

ITEM 16G.        CORPORATE GOVERNANCE

16G. A    The New York Stock Exchange – Corporate Governance

The NYSE’s corporate governance rules, codified in Section 303A of the NYSE’s Listed Company Manual, apply, with certain limited exceptions, in full to companies listing common equity securities. The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards:

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices

303A.01	A majority of the members of the board of directors must be “independent directors”, as defined by the NYSE.	Credicorp is not required under Bermuda Law to maintain a board of directors with a majority being independent directors. As of March 31, 2016, four Directors out of eight are independent.

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

16G. C Peruvian Law – Corporate Governance

Although we are a holding company whose principal subsidiaries (Grupo Credito, BCP, and Grupo Pacifico) are incorporated under and subject to the laws of Peru, we are registered in Peru as a foreign issuer and are consequently only subject to Peruvian regulations applicable to foreign issuers. There are no corporate governance provisions under Peruvian law applicable to us that are similar to the provisions of Section 303A of the NYSE’s Listed Company Manual.

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2015, 2014 and 2013 together with the Report of Independent Registered Public Accounting Firm

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

12.1   Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2   Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1   Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2   Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

16.1   Letter from Paredes, Zaldívar, Burga & Asociados S.C.R.L regardig the change in certifying accountant

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ FERNANDO DASSO
Name:	Fernando Dasso
Tittle:	Chief Financial Officer

Dated: April 29, 2016

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

12.1   Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2   Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1   Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2   Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

16.1   Letter from Paredes, Zaldívar, Burga & Asociados S.C.R.L regardig the change in certifying accountant

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31,

2015 AND 2014

S/	=	Peruvian Sol
US$	=	United States dollar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Credicorp Ltd. and its subsidiaries

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Credicorp Ltd. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F-1

April 28, 2016

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

April 28, 2016

/S/ Gaveglio, Aparicio y Asociados S.C.R.L

Countersigned by

--------------------------------------------------(partner)

/S/ Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No.01-019847

F-2

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2014 and 2013. These consolidated financial statements are the responsibility of Credicorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2014, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2014 and 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

April 28, 2015

/S/ Paredes, Zaldívar, Burga & Asociados S.C.R.L.

Countersigned by:

/S/Juan Paredes

C.P.C.C. Register Nº22220

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2015 AND 2014

	Note	2015	2014
		S/000	S/000
Assets
Cash and due from banks:	4
Not-interest bearing		5,013,260	4,752,481
Interest bearing		17,378,484	16,936,985
		22,391,744	21,689,466
Cash collateral, reverse repurchase agreements and securities borrowings	5(a)	11,026,698	5,543,403

Investments:	6(a)
Trading securities		2,323,096	2,525,970
Available-for-sale investments		17,210,714	13,404,560
Available-for-sale investments pledged as collateral		1,558,207	2,343,436
	6(a)	18,768,921	15,747,996

Held-to-maturity investments		1,683,556	1,131,511
Held-to-maturity investments pledged as collateral		1,898,573	1,536,152
	6(a)	3,582,129	2,667,663
		24,674,146	20,941,629
Loans, net:	7
Loans, net of unearned income		90,328,499	79,509,360
Allowance for loan losses		(3,840,337)	(2,986,854)
		86,488,162	76,522,506

Financial assets designated at fair value through profit or loss	8	350,328	297,100
Premiums and other policies receivable	9(a)	648,017	578,296
Accounts receivable from reinsurers and coinsurers	9(b)	457,189	468,137
Property, furniture and equipment, net	10	1,671,441	1,775,441
Due from customers on acceptances		222,496	167,654
Intangible assets and goodwill, net	11	1,900,697	2,025,174
Other assets	12	5,649,299	3,986,784
Non-current assets classified as held for sale	13	-	838,782
Total assets		155,480,217	134,834,372

Liabilities and equity
Deposits and obligations:	14
Non-interest bearing		28,049,070	24,472,602
Interest bearing		60,557,563	52,574,367
		88,606,633	77,046,969

Payables from repurchase agreements and security lendings	5(b)	14,599,750	8,308,470
Due to banks and correspondents	15	7,762,497	9,217,340
Bankers’ acceptances outstanding		222,496	167,654
Accounts payable to reinsurers	9(b)	241,847	220,910
Financial liabilities at fair value through profit or loss	3(f)(v)	47,737	397,201
Insurance claims reserves, technical reserves
and unearned premiums	16	6,361,627	5,397,059
Bonds and notes issued	17	16,287,962	15,104,593
Other liabilities	12	4,622,098	3,846,955
Liabilities directly associated with non-current assets classified as held for sale	13	-	501,196
Total liabilities		138,752,647	120,208,347

Equity	18
Equity attributable to Credicorp’s equity holders
Capital stock		1,318,993	1,318,994
Treasury stock		(208,978)	(208,184)
Additional capital		284,171	302,941
Put options and reserves		10,881,678	9,129,547
Other reserves		762,695	1,023,386
Retained earnings		3,089,457	2,412,771
		16,128,016	13,979,455
Non-controlling interest		599,554	646,570
Total equity		16,727,570	14,626,025

Total liabilities and equity		155,480,217	134,834,372

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Note	2015	2014	2013
		S/000	S/000	S/000
Interest and similar income	22	10,022,944	8,600,866	7,086,470

Interest and similar expenses	22	(2,558,050)	(2,191,062)	(2,116,573)

Net interest, similar income and expense		7,464,894	6,409,804	4,969,897

Provision for loan losses, net of recoveries	7(d)	(1,880,898)	(1,715,809)	(1,230,371)
Net interest and similar income after provision for loan losses		5,583,996	4,693,995	3,739,526

Other income
Banking services fees and commissions	23	2,866,823	2,521,829	2,259,927
Net gain on foreign exchange transactions		773,798	453,405	534,442
Net gain on sale of securities		248,723	220,737	96,228
Other	28	330,074	639,572	441,193
Total other income		4,219,418	3,835,543	3,331,790

Insurance premiums and claims
Net premiums earned	24	1,733,978	2,189,666	2,142,777
Net claims incurred for life, property, casualty and health insurance contracts	25	(1,031,659)	(1,426,733)	(1,460,461)
Total premiums earned less claims		702,319	762,933	682,316

Other expenses
Salaries and employee benefits	26	(2,878,318)	(2,673,431)	(2,278,054)
Administrative expenses	27	(1,995,802)	(1,930,483)	(1,738,951)
Depreciation and amortization	10(a) y 11(a)	(400,905)	(433,787)	(328,354)
Impairment loss on goodwill	11(b)	(82,374)	(92,583)	(55,100)
Net impairment loss on available-for-sale investments	6(c)	(43,801)	(7,794)	(3,041)
Net loss on financial assets designated at fair value through profit or loss	8	(33,500)	(4,098)	(18,113)
Other	28	(757,004)	(932,920)	(689,877)
Total other expenses		(6,191,704)	(6,075,096)	(5,111,490)

Income before Exchange difference and income tax		4,314,029	3,217,375	2,642,142
Exchange difference		46,563	172,095	(309,422)
Income tax	19(b)	(1,197,207)	(968,224)	(775,177)
Net profit		3,163,385	2,421,246	1,557,543

Attributable to:
Equity holders of Credicorp Ltd.		3,092,303	2,387,852	1,538,307
Non-controlling interest		71,082	33,394	19,236
		3,163,385	2,421,246	1,557,543
Net basic and dilutive earnings per share attributable to equity holders of Credicorp Ltd. (in Peruvian Soles):

Basic	29	38.91	30.04	19.35
Dilutive	29	38.84	29.97	19.31

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Note	2015	2014	2013
		S/000	S/000	S/000

Net profit for the year		3,163,385	2,421,246	1,557,543
Other comprehensive income

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments available for sale	18(d)	(635,744)	197,397	(919,534)
Income tax	18(d)	18,503	6,853	47,828
		(617,241)	204,250	(871,706)

Net movement on cash flow hedges	18(d)	41,069	18,888	122,200
Income tax	18(d)	(1,956)	(1,016)	(16,302)
		39,113	17,872	105,898

Exchange differences on translation of foreign operations	18(d)	270,908	(54,005)	1,023,580

		270,908	(54,005)	1,023,580
Net other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods, net of income tax		(307,220)	168,117	257,772

Total comprehensive income for the year, net of income tax		2,856,165	2,589,363	1,815,315

Attributable to:
Equity holders of Credicorp Ltd.		2,831,615	2,550,093	1,829,985
Non-controlling interest		24,550	39,270	(14,670)
		2,856,165	2,589,363	1,815,315

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

		Attributable to equity holders of Credicorp
							Other reserves
	Number of shares issued, Notes 18(a) and 29	Capital Stock	Treasury Stock	Additional capital	Reserves	Put options	Available-for-sale investments reserve	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Not- controlling interest	Total Equity
	(In thousands of
	unit)	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Balances as of January 1, 2013	94,382	1,203,376	(190,307)	275,102	7,063,238	(310,519)	1,714,630	(110,435)	(1,166,988)	2,150,224	10,628,321	503,283	11,131,604
Changes in equity in 2013 -
Net profit for the year	-	-	-	-	-	-	-	-	-	1,538,307	1,538,307	19,236	1,557,543
Other comprehensive income	-	-	-	-	-	-	(826,525)	105,898	1,012,305	-	291,678	(33,906)	257,772
Total comprehensive income	-	-	-	-	-	-	(826,525)	105,898	1,012,305	1,538,307	1,829,985	(14,670)	1,815,315
Transfer of retained earnings to reserves, Note 18 (c)	-	-	-	-	1,471,562	-	-	-	-	(1,471,562)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	(535,248)	(535,248)	-	(535,248)
Purchase of treasury stock, Note 18(b)	-	-	(2,211)	(62,858)	-	-	-	-	-	-	(65,069)	-	(65,069)
Share-based payments and other, Note 20(b)	-	-	2,661	37,660	4,327	-	-	-	-	-	44,648	-	44,648
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	10,514	10,514	(24,194)	(13,680)
Effect of change in presentation currency, Note 3(c)(ii)	-	115,618	(18,270)	25,666	(270,233)	(29,834)	139,658	(7,398)	-	(36,847)	(81,640)	47,175	(34,465)
Balances at December 31, 2013	94,382	1,318,994	(208,127)	275,570	8,268,894	(340,353)	1,027,763	(11,935)	(154,683)	1,655,388	11,831,511	511,594	12,343,105

Changes in equity in 2014 -
Profit for the year	-	-	-	-	-	-	-	-	-	2,387,852	2,387,852	33,394	2,421,246
Other comprehensive income	-	-	-	-	-	-	195,852	17,872	(51,483)	-	162,241	5,876	168,117
Total comprehensive income	-	-	-	-	-	-	195,852	17,872	(51,483)	2,387,852	2,550,093	39,270	2,589,363
Transfer of retained earnings to reserves,
Note 18(c)	-	-	-	-	1,200,853	-	-	-	-	(1,200,853)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	(429,413)	(429,413)	-	(429,413)
Purchase of treasury stock, Note 18(b)	-	-	(1,772)	(43,850)	-	-	-	-	-	-	(45,622)	-	(45,622)
Share-based payments and other,	-	-	1,715	71,221	153	-	-	-	-	-	73,089	-	73,089
Note 20(b)
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(203)	(203)	(8,715)	(8,918)
Acquisition of a subsidiary - Mibanco,	-	-	-	-	-	-	-	-	-	-	-	268,042	268,042
Note 2(a)(i)
Acquisition of non-controlling interest – Mibanco	-	-	-	-	-	-	-	-	-	-	-	(163,621)	(163,621)
Balances at December 31, 2014	94,382	1,318,994	(208,184)	302,941	9,469,900	(340,353)	1,223,615	5,937	(206,166)	2,412,771	13,979,455	646,570	14,626,025

Balances at December 31, 2014	94,382	1,318,994	(208,184)	302,941	9,469,900	(340,353)	1,223,615	5,937	(206,166)	2,412,771	13,979,455	646,570	14,626,025
Changes in equity in 2015 -
Net profit for the year	-	-	-	-	-	-	-	-	-	3,092,305	3,092,305	71,082	3,163,387
Other comprehensive income	-	-	-	-	-	-	(570,711)	39,113	270,908		(260,691)	(46,532)	(307,223)
Total comprehensive income	-	-	-	-	-	-	(570,711)	39,113	270,908	3,092,305	2,831,614	24,550	2,856,164
Transfer of retained earnings to reserves, Note 18 (c)	-	-	-	-	1,820,483	-	-	-	-	(1,820,483)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	(539,985)	(539,985)	(11,173)	(551,158)
Purchase of treasury stock, Note 18(b)	-	-	(2,452)	(70,516)	-	-	-	-	-	-	(72,968)	-	(72,968)
Share-based payments transactions	-	-	1,658	51,746	9,481	-	-	-	-	-	62,885	-	62,885
Other	-	-	-	-	(77,833)	-	-	-	-	(55,152)	(132,985)	(60,393)	(193,378)
Balances at December 31, 2015	94,382	1,318,994	(208,978)	284,171	11,222,031	(340,353)	652,904	45,050	64,742	3,089,456	16,128,016	599,554	16,727,570

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Note	2015	2014	2013
		S/000	S/000	S/000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		4,360,593	3,389,470	2,332,720
Income tax		(1,197,207)	(968,224)	(775,177)
Net profit		3,163,386	2,421,246	1,557,543

Adjustment to reconcile net profit with net cash arising from operating activities:
Provision for loan losses	7(f)	2,052,177	1,914,142	1,370,115
Depreciation and amortization	10(a) y 11(c)	400,905	433,787	328,354
Deferred income tax	13(b)	(117,195)	(252,710)	(29,020)
Adjustment of technical reserves		408,808	445,997	398,190
Impairment loss on available-for-sale investments	6	43,801	7,794	3,041
Net loss (gain) on sales of securities		(248,723)	(220,737)	(96,228)
Impairment loss on goodwill	11(b)	82,374	92,583	55,100
Provision for uncollectability of accounts receivable	12(d)	38,248	70,094	24,089
Net loss (gain) on financial assets designated at fair value through profit and loss	8	33,500	4,098	18,113
Loss on sales of property, furniture and equipment		17,159	12,949	19,900
Exchange difference		(46,563)	(172,095)	309,422
Expense on shared-based compensation plan	26	(73,150)	62,628	61,522
Net changes in assets and liabilities
Increase (decrease) in assets
Loans		(7,754,794)	(16,143,237)	(1,332,206)
Investments at fair value with changes to profit and loss		232,293	(1,025,924)	(1,049,331)
Available for sale		(3,163,304)	2,096,582	(978,224)
Other assets		(796,476)	(4,262,689)	(941,993)
Net increase (decrease) in liabilities
Deposits and obligations		6,105,203	9,514,322	3,726,896
Due to banks, correspondents and other entities		(2,164,131)	2,822,467	(793,220)
Account payables from reverse repurchase agreements and security lending		6,014,423	4,788,153	(1,470,643)
Cash colaterals, receivable from reverse repurchase agreements and security borrowings		(4,585,838)	(4,449,777)	2,519,982
Bonds and notes issued		(1,270,797)	(1,342,704)	521,189
Other liabilities		1,211,378	5,130,788	(369,392)
Income tax paid		(945,178)	(1,028,466)	(631,334)
Net cash flow from operating activities		(1,362,494)	919,291	3,221,865

NET CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired		-	731,813	(57,577)
Revenue for sale of property, furniture and equipment	10	44,524	19,799	24,467
Additions of property, furniture and equipment	10	(214,661)	(301,734)	(537,725)
Additions of intangible assets	11	(276,564)	(246,882)	(298,400)
Held-to-maturity investments		(1,135,744)	(1,990,686)	(14,836)
Net cash flows from investing activities		(1,582,445)	(1,787,690)	(884,071)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Note	2015	2014	2013
		S/000	S/000	S/000

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(e)	(551,158)	(429,413)	(535,248)
Subordinated bonds and notes issued		666,805	978,217	749,633
Acquisition of Credicorp shares		(14,948)	(45,622)	(67,044)
Acquisition of non-controlling interest		-	(163,621)	-
Net cash flows from financing activities		100,699	339,561	147,341
Acquisition of non-controlling interest

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		(2,844,240)	(528,838)	2,485,135

Effect of changes in exchange rate of cash and cash equivalents		3,199,642	455,375	(737,424)
Cash and cash equivalents at the beginning of the year		21,689,466	21,762,929	20,015,218
Cash and cash equivalents at the end of the year		22,044,868	21,689,466	21,762,929

Additional information from cash flows
Interest received		9,987,677	8,406,602	5,701,031
Interest paid		(2,510,247)	(2,124,733)	(2,058,374)

Non-cash flows transactions
Incorporation of Mibanco net assets, Note 2(a)(i)		-	(595,770)	-

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31,

2015 AND 2014

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, provides a wide range of financial, insurance and health services and products mainly throughout Peru and in certain other countries (see Note 3(b)). Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. Credicorp’s address is Claredon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed on the Lima and New York stock exchanges.

The consolidated financial statements as of and for the year ended December 31, 2014 were approved in the General Shareholders’ Meeting held on March 31, 2015. The consolidated financial statements as of and for the year ended December 31, 2015, were approved and authorized to be issued by the Audit Committee and Management on February 24, 2016 and will be submitted for their final approval by the Board of Directors and the General Shareholders’ Meeting that will occur within the period established by law; in Management’s opinion, they will be approved without modifications.

2	ACQUISITIONS AND TRANSFERS

a)	Acquisition of Mibanco, Banco de la Microempresa S.A. -

i)	On February 8, 2014, Credicorp, through its subsidiary Empresa Financiera Edyficar S.A. (hereinafter “Edyficar”), signed an agreement with Grupo ACP Corp S.A.A. to acquire the 60.68 percent of Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a local banking entity oriented to micro and small entities sector, for approximately US$179.5 million (equivalent to approximately S/504.8 million) in cash consideration. This transaction was closed, after all authorizations and approvals were obtained, on March 20, 2014, effective date of the purchase and payment.

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

Also, in accordance with the acquisition strategy and in compliance with the Peruvian stock exchange requirements, Credicorp, through Edyficar, carried out the following additional acquisitions of the share capital of Mibanco, which were paid in cash:

-	In July 2014 Credicorp purchased 18.56 percent for approximately S/153.6 million
-	In September 2014 it purchased 1.19 percent for approximately S/10.0 million.

These acquisitions of non-controlling interest performed in July and September were accounted for as equity transactions. As a result, at December 31, 2014 Credicorp held 86.93 percent of Mibanco, for which it have paid approximately S/722.5 million.

At the date of acquisition, book value and estimated fair values of the identified assets and liabilities of Mibanco were as follows:

			Fair value
	Carrying	Fair value	recognized in
	amount	adjustments	acquisition
	S/000	S/000	S/000

Assets
Cash and due from banks	1,290,673	-	1,290,673
Interbank funds	144,605	-	144,605
Available-for-sale investments	530,938	-	530,938
Loans, net	4,047,923	(204,000)	3,843,923
Property, furniture and equipment,
net, Note 10 (a)	118,437	26,086	144,523
Deferred income tax asset	36,575	75,732	112,307
Intangible assets, Note 11(a):
Brand name	-	170,700	170,700
Client relationships	-	84,200	84,200
Core deposits intangibles	-	21,100	21,100
Software	31,838	-	31,838
Other assets	85,085	(2,870)	82,215

Liabilities
Deposits and obligations and interbank funds	4,463,091	-	4,463,091
Due to banks, correspondent and financial institutions	730,939	11,675	742,614
Bonds	338,187	(11,231)	326,956
Deferred income tax liability	-	96,864	96,864
Provision for sundry risks	2,082	41,921	44,003
Other liabilities	90,591	(2,000)	88,591
Total identifiable net assets at fair value	661,184	33,719	694,903

Non-controlling interest at fair value			(268,042)
Goodwill arising on acquisition, Note 11 (b)			131,999
Total purchase consideration for a 67.18% interest			558,860

The acquisition of Mibanco was recorded using the purchase method, in accordance with IFRS 3, “Business Combinations”, applicable at the date of the transaction. Assets and liabilities were recorded at their estimated fair values at the acquisition dates, including the identified intangible assets unrecorded in Mibanco’s statement of financial position.

Acquisition costs incurred for approximately S/1.0 million were recorded in “Administrative expenses” of the consolidated statements of income.

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

The fair values of identifiable intangible assets as of the acquisition dates were determined using the income approach, based on the present value of the profits attributable to the asset or costs avoided as a result of owning the asset. Under this approach, the fair value of the intangible assets are determined by discounted future cash flows using the return rates which considers the relative risk of receiving the cash flows and the time value of money.

The following methods based on the income approach were used by Credicorp’s Management to estimate the fair values of identifiable intangible assets as of the acquisition dates.

-	For core deposits intangible valuation, the "Cost savings" method was applied, which estimates the fair value of deposits acquired compared with the cost associated to these deposits, discounted to present value at a rate that reflects the opportunity cost of Credicorp regarding the best financing alternative.

-	For brand name valuation, the "Relief from Royalty" method was applied, which estimates the cash flows saved from owning the brand or relief from royalties that would be paid to the brand owner.

-	For client relationship valuation, the "Multi-Period-Excess-Earnings-Method" was applied, which estimates residual cash flow derived from an intangible asset after deducting portions of the cash flow that can be attributed to supporting assets that contributed to the generation of the cash flow.

The Group considers these methods are generally accepted for measurement of identifiable intangible assets in business combinations processes.

On March 2, 2015 the business combination between Mibanco and Edyficar’s assets and liabilities was made effective. These transactions were entered into at the carrying amount of all assets and liabilities of Edyficar except for operating licenses, mortgages loans of Mivivienda and cash, which continued to be owned by Edyficar.

		Edyficar/
	Merged	unmerged
	Mibanco	balances
	S/000	S/000
Assets
Cash and interbank funds	1,558,540	21,037
Investments: At fair value through profit or loss	1,258,184	-
Investments: Available for sale	241,423	-
Loans (net)	6,978,180	5,392
Property, furniture and equipment, net	185,510	-
Other assets	380,471	-
Total assets	10,602,308	26,429
Carried forward:	10,602,308	26,429

		Edyficar/
	Merged	unmerged
	Mibanco	balances
	S/000	S/000
Brought forward:	10,602,308	26,429
Liabilities
Deposits and obligations	5,599,574	-
Due to banks, correspondent and financial institutions	3,220,235	4,988
Securities outstanding	446,874	-
Other liabilities	175,398	8,133
Total liabilities	9,442,081	13,121

Equity
Capital Stock	481,338	12,875
Additional capital	619,127	125
Reserves	79,176	-
Unrealized earnings	1,725	-
Retained earnings	(21,139)	308
Total equity	1,160,227	13,308
Total liabilities and equity	10,602,308	26,429

At December 31, 2015 as a result of this merger, BCP holds a direct interest of 93.598 percent in the merged entity (Grupo Crédito holds a 1.757 percent) and holds 99.947 percent in Edyficar, an entity that was not merged.

b)	On December 30, 2014, Credicorp, through its subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reasegurados (hereinafter “PPS”) signed an agreement with Banmédica S.A. (hereinafter “Banmédica”) to jointly develop a health care business in Peru, including: medical insurance services, health insurance and health care plan. Based on this agreement, Credicorp lost control of its subsidiary Pacífico EPS, which became an associate. This agreement came into effect on January 1, 2015. See Note 13.

This transaction resulted in profits of S/99MM which is recognized in “Net gain on sale of securities” in the consolidated statement of income.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation and use of estimates -

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for trading securities, available-for-sale investments, derivative financial instruments, share-based payments, financial assets and liabilities at fair value through profit or loss that have been measured at fair value.

The consolidated financial statements are presented in Peruvian Soles (S/), see paragraph (c) below, and values are rounded to the nearest S/thousands, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements because actual results may differ from those determined in accordance with such estimates and assumptions.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from those estimates; however, management expects that the variations, if any, will not have a material impact on the consolidated financial statements. The most significant estimates comprised in the accompanying consolidated financial statements are related to allowance for loan losses, the measurement of investments, the technical reserves for claims and premiums, goodwill impairment, the measurement of the share-based payment transactions and the valuation of derivative financial instruments; also, perform other estimates such as the liabilities for put options held by non-controlling interests in subsidiaries , estimated useful life of intangible assets, property, furniture and equipment and the deferred tax assets and liabilities. The accounting criteria used for each of these estimates is described in this note.

The accounting policies adopted are consistent with those of the previous years, except that:

i)	The Group, following the change in its functional currency as described in Note 3(c)(iv) below, has changed its presentation currency as explained in Note 3(c)(v) and, as a result, the comparative consolidated financial statements have been restated; and

ii)	The Group has adopted, as applicable, the annual improvements for the 2010-2012 and 2011-2013 cycles, as described below; however, due to the Group’s structure and operations, the adoption of the new and revised accounting standards did not have any significant impact on its consolidated financial position or performance:

IFRS 2 – this amendment clarifies the “vesting conditions” and makes a distinction between performance condition and service condition”

IFRS 8 – requires the disclosure of judgement exercised by Management in aggregating operating segments and clarifies that a reconciliation of segment assets is only required if these assets are reported.

b)	Basis of consolidation -

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its subsidiaries for all the years presented.

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests with a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, Note (3ac).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the amount corresponding to non-controlling shareholders should be recognized directly in the consolidated equity.

Loss of control

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control over those policies.

The considerations taken into consideration to determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statements of financial position; gains resulting from the use of the equity method of accounting are included in “Other income” of the consolidated statements of income.

At December 31, 2015 and 2014 the following entities comprise the Group (individual financial statements data is presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

	Activity and country of	Percentage of interest
Entity	incorporation	(direct and indirectly)		Assets		Liabilities		Equity		Net income (loss)
		2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
		%	%	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Banco de Crédito del Perú and Subsidiaries (BCP) (i)	Banking, Perú	97.68	97.66	136,175,523	116,131,636	123,897,128	106,043,525	12,278,395	10,088,111	2,854,393	1,941,352

Credicorp Capital Ltd. and Subsidiaries (ii)	Capital Markets, Bermuda	100.00	100.00	2,836,708	3,467,344	2,076,788	2,564,527	759,920	902,817	(6,584)	(17,686)

Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets Cayman Islands	100.00	100.00	6,979,153	5,879,420	6,112,699	5,230,839	866,454	648,581	132,654	159,779

El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (PPS) (iv)	Insurance, Peru	98.45	98.45	9,325,892	8,653,114	7,418,532	6,763,827	1,907,360	1,889,287	349,503	205,851

Prima AFP S.A. (v)	Private pension Fund administrator, Peru	99.98	99.99	880,844	912,761	296,040	316,799	584,804	595,962	162,083	153,362

Grupo Crédito S.A (vi)	Capital Markets Perú	99.99	99.99	171.269	383.476	225,229	237.042	(53.960)	146.434	24.610	20.878

CCR Inc. (vii)	Special purpose Entity, Bahamas	99.99	99.99	1,677,107	2,064,642	1,711,226	2,114,808	(34,119)	(50,166)	(8,799)	(5,816)

(i)	BCP was incorporated in 1889 and its activities are regulated by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP authority, hereafter “the SBS” for its Spanish acronym). BCP and Subsidiaries hold at December 31, 2015 and 2014, 95.85 percent of the capital stock of Banco de Crédito de Bolivia (BCB), a universal bank operating in Bolivia (Credicorp holds directly an additional 4.07 percent). At December 31, 2015 BCB’s assets, liabilities, equity and net income amounted to approximately S/7,245.6, S/6,665.0, S/580.60 and S/57.38 million, respectively (S/5,245.9, S/4,747.6, S/498.3 and S/68.0 million, respectively at December 31, 2014).

From March 2, 2015, BCP holds a direct interest in Mibanco as a result of the merger between Mibanco and the split-up assets and liabilities of Edyficar. At December 31, 2014 Mibanco was a subsidiary of Financiera Edyficar (See Note 2 a). At December 31, 2015, the assets, liabilities, equity and net income of Mibanco amounted to approximately S/11,055, S/9,708, S/1,347 and S/222 million, respectively. At December 31, 2014 the assets, liabilities, equity and net income of Consolidated Edyficar amount to approximately S/5,296, S/4,232, S/1,064, S/78 million, respectively

(ii)	Credicorp Capital Ltd. was established in 2012 to hold the Group’s investment banking activities in Chile, Colombia and Peru.

During 2015 a spin-off from the Grupo Crédito occurred involving the equity interest held by the latter in Credicorp Capital Holding Perú, an entity holding the investments of the companies comprising the Investment Banking group in Peru (Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital Sociedad Titulizadora S.A.; Credicorp Capital Fondos S.A. Sociedad Administradora de Fondos y Credicorp Capital Services Financieros S.A.) ; afterwards, it was Credicorp Ltda, which contributed this investment in Credicorp Capital Ltd. Such transactions entered into at carrying amounts, do not have effect on the Group’s consolidated financial statements; and no profits or losses were recorded in these transactions.

At December 31, 2015 and 2014 Credicorp Capital Ltd. holds directly and indirectly 97.8 percent in Credicorp Capital Perú. At December 31, 2015 the assets, liabilities, equity and net income of Credicorp Capital Holding Peru and subsidiaries amounted to approximately S/239.9 S/43.8, S/171.8 and S/26.7 million, respectively (S/243.7 S/61.9 S/181.8 and S/21.6 million, respectively, at Decembe 31, 2014).

At December 31, 2015 and 2014, Credicorp maintains directly and directly 60.6 percent in Credicorp Capital Chile (formerly IM Trust) and 51.0 percent in Credicorp Capital Colombia (formerly Correval). At December 31, 2015,the assets, liabilities, equity and net income at December 31, 2014) of IM Trust amounted to approximately S/563.83, S/440.10, S/134.20 and S/21.29 million, respectively (S/788.8, S/662.6, S/126.2 and S/23.3 million, respectively , at December 31, 2014); and those of Correval amounted to approximately S/1,572.62, S/1,446.23, S/125.81 y S/25.45 million, respectively (S/1,883.2, S/1,750.7, S/132.5 and S/30.8 million, respectively, at December 31, 2014).

(iii)	Its most significant subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration mostly for BCP Peruvian customers

(iv)	PPS provides property, casualty, life, health and personal insurance; its activities are regulated by the SBS. On December 31, 2014 the Group signed an agreement with Banmédica to transfer control of its subsidiary Pacífico EPS, as explained in more detail in Note 13.

(v)	Prima AFP S.A. is a private pension fund and its activities are regulated by the SBS.

(vi)	Grupo Crédito is a company mainly engaged in investing in listed and not listed securities in Peru. It also holds part of the Group’s shares in BCP, Prima AFP S.A and PPS. Grupo Crédito balances are presented net of its investments in such entities.

(vii)	CCR Inc. was incorporated in 2001, its main activity is to manage certain loans granted to BCP by foreign financial entities, see Note 17(a)(iii). These loans are collateralized by transactions performed by BCP. At December 31, 2015 and 2014 the negative equity balance resulted from unrealized losses from cash flow hedges derivatives.

c)	Foreign exchange -

(i)	Functional and presentation currency -

The Bank considers the Peruvian sol as its functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact its major transactions and/operations, such as: lending, borrowing, financial income, financial expenses and a significant percentage of its purchases are agreed in Peruvian soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in a currency other than the functional currency. These transactions are initially stated by Group entities at the exchange rates of their corresponding currencies at the date of transaction. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the statement of financial position. Any difference arising from the exchange rate prevailing at the date of each consolidated statement of financial position and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period they occur, in “Exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are stated at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than presentation currency

Given that Correval, IM Trust, ASB and BCB have a functional currency different from the Peruvian Soles, they were translated into Soles for consolidating purposes in according with IAS 21, as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for the year.

All resulting exchange differences were recognized within “Exchange differences” in the consolidated statements of other comprehensive income

(iv)	Change in functional currency -

Until December 31, 2013 Credicorp and its subsidiaries operating in Peru determined that their functional and presentation currency was the U.S. Dollar. Due to changes in the economic environment in Peru, where Credicorp’s main subsidiaries operate, and in accordance with International Financial Reporting Standards, Management performed a review of the functional currency of Credicorp and its subsidiaries in Peru and it concluded that there has been a change in Credicorp’s functional currency from U.S. Dollars to Peruvian Soles, effective since January 1, 2014

The main indicators that the Management considered were:

-	Changes in the economic environment of the country where the main subsidiaries operate.

-	The gradual increase of loans and deposits, financial income and expenses in Soles.
-	The regulatory and competitive factors presented in the Peruvian financial system, which have entrenched the Nuevo Sol against the U.S. Dollar; and,
-	General de-dollarization of the Peruvian economy.

This conclusion was discussed and approved by the Board of Directors in its session held on January 22, 2014.

The change in functional currency was performed prospectively starting January 1, 2014. To give effect to this change, balances as of January, 1, 2014, have been translated to Soles as follows in according of IAS 21 “The effect of changes in foreign exchange rates”:

-	Assets, liabilities and equity accounts, at the closing rate, as of such date.
-	Income and expenses, at the average exchange rate for each month of the year.

As a result of the conversion of balances of the consolidated statements of financial position and the consolidated statements of income, the Group recognized the difference in “Reserves” in consolidated statements of changes in equity.

Correval, IM Trust, Atlantic Security Bank and Banco de Crédito de Bolivia mantained its functional currency (Pesos Colombianos, Pesos Chilenos, U.S. dollars and Bolivianos, respectively) other than Peruvian soles

(v)	Change in the presentation currency -

Following the change in functional currency, Credicorp and its subsidiaries, have changed its presentation currency from U.S. dollars to Peruvian soles. The change in presentation currency represents a voluntary change in the Group’s accounting policy, which has been applied retrospectively.

To give effect to the change in presentation currency balances, previous to January, 1, 2014, the consolidated financial statements have been translated to Nuevo Soles as follows according to IAS 21:

-	Assets, liabilities and equity accounts, at the closing exchange rate as of such dates.
-	Income and expenses, at the average exchange rate for each month of the year:

As a result of the change in presentation currency, the Group recalculated the effect in the consolidated statements of changes in equity related to the “Cumulative Translation Result” – CTA for Credicorp and its subsidiaries with functional currencies different from the new presentation currency in previous years. In this sense, the Group recorded approximately S/1,012.3 million in 2013, which increased “Foreign currency translation reserve” and decreased by the same amount “Reserves” in the consolidated statement of changes in equity.

d)	Recognition of income and expenses from banking activities -

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

All other revenues and expenses are recognized on an accrual basis.

e)	Insurance activities -

Accounting policies for insurance activities:

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

Insurance receivables -

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2015 and 2014 the carrying value of the insurance receivables is similar to its fair value due to its short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statements of income. Insurance receivables are derecognized when the derecognition criteria for financial assets, as described in Note 3(g), has been met.

Unit- Linked” assets -

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

Insurance contract liabilities -

i)	Life insurance contracts liabilities -

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

At each reporting date, an assessment is made of whether the recognized life insurance liabilities are adequate, net of related DAC, by using an existing liability adequacy test as laid out under IFRS 4. As of December 31, 2015 and 2014, Management determined that the liabilities were adequate and; therefore, it has not recorded any additional life insurance liability.

ii)	Non-life insurance contract liabilities (which comprises general and healthcare insurance) -

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

At each reporting date the Group reviews its unexpired risk and an existing liability adequacy test as laid out under IFRS 4 to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statements of income by setting up a provision for liability adequacy. As of December 31, 2015 and 2014, Management determined that the liabilities were adequate; therefore, it has not recorded any additional non-life insurance liabilities.

Income recognition:

i)	Gross premiums -

Life insurance contracts -

Gross recurring premiums on life contracts are recognized as revenue when due from policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

ii)	Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized at the contract inception as a receivable. At the same time, it is recorded a reserve for unearned premiums which represents premiums for risks that have not yet expired. Unearned premiums are recognized into income over the contract period which is also the coverage and risk period.

iii)	Fees and commission income -

Unit linked insurance contract policyholders are charged for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statements of income when due.

iv)	Income from medical services and sale of medicines (those not categorized as healthcare insurance) -

Income from medical services is recognized in the date the service is provided.

Income from the sale of medicines is recognized when the significant risks and rewards of ownership of the medicines have passed to the buyer, usually on delivery of the medicines.

Income from medical services and sale of medicines is recorded in “Other income” of the consolidated statements of income.

Benefits, claims and expenses recognition:

(i)	Gross benefits and claims -

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

(ii)	Reinsurance premiums -

Comprise the total premiums payable for the whole coverage provided by contracts entered in the period and are recognized on the date on which the policy incepts. Unearned reinsurance premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claim -

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

(iv)	Cost of medical services and sale of medicines (those not categorized as healthcare insurance) -

Cost of medical services is recorded when incurred.

Cost of sale of medicines, which is the cost of acquisition of the medicines, is recorded when medicines are delivered, simultaneously with the recognition of income for the corresponding sale.

Cost of medical services and sale of medicines are recorded in “Other expense” of the consolidated statements of income.

f)	Financial Instruments: Initial recognition and subsequent measurement -

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

i)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss include financial assets held for trading and financial assets and liabilities designated at fair value through profit or loss, which designation is upon initial recognition and on an instrument by instrument basis. Derivatives financial instrument are also categorized as held for trading unless they are designated as hedging instruments.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, and are presented in “Trading securities” of the consolidated statements of financial position.

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

Changes in fair value of designated financial assets and liabilities through profit or loss upon initial recognition are recorded in “Net gain (loss) on financial assets designated at fair value through profit and loss” of the consolidated statements of income. Interest earned is accrued in the consolidated statements of income in “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income is recorded when the collection right has been established.

ii)	Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans and receivables are measured at amortized cost using the effective interest rate method, less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statements of income in “Interest and similar income”. Losses from impairment are recognized in the consolidated statements of income in “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based in an internal risk classification and considering any guarantees and collaterals received, Note3 (i) and 34.1.

iii)	Available-for-sale financial investments -

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

After initial recognition, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of its corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statements of income in “Net gain on sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated statements of income in “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

Interest and similar income earned are recognized in the consolidated statements of income in “Interest and similar income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

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

iv)	Held-to-maturity financial investments -

Held-to-maturity financial investments are non–derivative financial assets with fixed or determinable payments and fixed maturities, which Credicorp has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortization is included in “Interest and similar income” of the consolidated statements of income. The losses arising from impairment of such investments are recognized in the consolidated statements of income.

At December 31, 2015 and 2014 the Group has not recognized any impairment loss on held-to-maturity investments, see policy of impairment of financial assets carried at amortized cost in Note 3(i)(i).

If the Group were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (02) years.

At December 31, 2015 and 2014 the Group did not sell or reclassify any of its held-to-maturity investments

v)	Repurchase and reverse repurchase agreements and security lending and borrowing transactions -

Securities sold under agreements to repurchase at a specified future date are not derecognized from the consolidated statements of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recognized as an asset with a corresponding obligation to return it, including accrued interest, as a liability in “Payables from repurchase agreements and security lendings”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is treated as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in “Interest and similar expenses” of the consolidated statements of income.

As part of this transaction the Group granted assets as collateral. When the counterparty receives securities and has the right to sell or repledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statements of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in " Cash collateral, reverse repurchase agreements and securities borrowings" in the consolidated statement of financial position, which includes accrued interest that is calculated according with the method of the effective interest rate.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the consolidated statements of financial position. The consideration paid, including accrued interest, is recorded in “Receivables from reverse repurchase agreements and security borrowings” of the consolidated statements of financial position, reflecting the transaction’s economic substance as a loan by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statements of income and is accrued over the life of the agreement using the effective interest rate.

If securities purchased under agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statements of financial position caption “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statements of income caption “Net gain on sale of securities”.

Securities lending and borrowing transactions are usually collateralized by securities and cash. The transfer of the securities to counterparties is only reflected on the consolidated statements of financial position if the risks and rewards of ownership are also transferred.

vi)	Put and call options over non-controlling interest -

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

Put and call options do not give the Group present access to the benefits associated with the ownership interest.

vii)	Other financial liabilities -

After initial measurement other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

g)	Derecognition of financial assets and liabilities -

Financial assets -

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

Financial liabilities -

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

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

i)	Impairment of financial assets -

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

(i)	Financial assets carried at amortized cost -

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

If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If in the future a write-off loan is later recovered, the recovery is recognized in the consolidated statements of income, as a credit to “Provision for loan losses, net of recoveries”.

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

(ii)	Available-for-sale financial investments -

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

When there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from available-for-sale investments reserve of the consolidated statements of changes in equity and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in the consolidated statements of comprehensive income.

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

(iii)	Renegotiated loans -

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

j)	Leases -

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

k)	Property, furniture and equipment -

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

(l)	Investment properties –

Investment properties are held to earn rentals or for capital appreciation or both rather than for: (a) use in the production or supply or goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Property that is being constructed or developed for future use as investment property is recognized at cost before completion.

Investment properties are initially measured at fair value which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group have opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of their investment properties and has estimated a useful life of 33 for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents are accrued under the related rental agreement; depreciation expenses as well as maintenance expenses and other related expenses are accounted for as maintenance of the rented assets, net within “Other income” in the consolidated statement of income.

m)	Seized assets -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisals. Reductions in book values are recorded in the consolidated statements of income.

n)	Business combination -

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 Business Combination, regardless of whether it is an equity instrument or other type of assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquiree.

Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income. When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination under the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

The excess of the consideration paid over the fair value of the share any non-controlling interest acquires in the identifiable net assets of the acquiree are recognized as goodwill. If this amount is lower than the fair value of the net assets of the acquiree’s assets, the resulting difference is recognized directly in profit or loss for the year as a bargain purchase.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liabilities that is a financial instrument and within the scope of IAS 39 “Financial instruments: Recognition and measurement” are measured at their fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If a contingency is not within the scope of IAS 39, it is measured in accordance with IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is measured within equity.

The acquisition of a non-controlling interest is recorded directly in equity, any difference between the amount paid and the fair value of the identifiable net assets is recorded as an equity transaction. Accordingly, the Group recognized no additional goodwill after the acquisition of the non-controlling interest and it does not recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

In a business combination achieved in stages, the acquirer shall re-measure its ´previously held equity interest in the acquiree at its acquisition-date fair value. The resulting gain or loss is recognized in profit or loss.

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured on initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized on the consolidated statements of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful
lives in years

Client relationship – Mibanco	7
Client relationship – Prima AFP (AFP Unión Vida)	20
Client relationship – IM Trust	22
Client relationship cash, fixed and variable income – Correval	8
Client relationship APT - Correval	10
Client relationship – Edyficar	10
Brand – Mibanco	25
Brand – Correval	5
Brand – IM Trust	5
Fund manager contract – Correval	28
Fund manager contract – IM Trust	11
Core deposits – Mibanco	6
Rights of use – BCP	5
Other	5

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

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred over the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated financial of income.

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

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

q)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

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

r)	Non-current assets held for sale -

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

s)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

t)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) in “Other liabilities” of the consolidated statements of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statements of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statements of income. The fee received is recognized in “Banking services commissions” of the consolidated statements of income on a straight line basis over the life of the granted financial guarantee.

u)	Provisions -

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

v)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized

w)	Income tax -

Income tax is computed based on individual financial statements of Credicorp and by each legal entity of the Group.

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

x)	Earnings per share -

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

y)	Share-based payment transactions -

i)	Cash-settled transactions -

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

The SARs fair value is expensed over the period up to the vesting date, with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in “Salaries and employee benefits” of the consolidated statements of income.

When the price or terms of the SARs are modified, any additional expense is recorded in the consolidated statements of income.

During 2014, all remaining SARs balance of this plan were executed by the employees, see Note 20(a).

ii)	Equity-settled transactions

As explained in Note 20(b), since 2009 a new supplementary remuneration plan was implemented to replace the SARs plan (see (i) above).

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statements of income.

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

z)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet client’s needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of transactions with derivatives , while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statements of financial position and subsequently are re-measured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statements of income.

Hedging -

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

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows.

A hedge is considered highly effective if the following conditions are met:

-	At the inception of a hedge and in following years, hedge is expected to be highly effective to offset changes in the fair value or cash flows attributable to the hedged risk over the designated period of the hedge; and
-	The actual effectiveness of a hedge is within the range of 80-125 per cent

The accounting treatment is determined on the basis of the nature of hedged item and once the hedging qualifying criteria is met.

i)	Cash flow hedges -

The effective portion of the gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve”, while any ineffective portion is recognized immediately in the consolidated statements of income.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of income when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecasted sale occurs.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve are transferred to the consolidated statements of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in such reserve until the forecast transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of fair value hedges is recognized in “Interest and similar income” or “Interest and similar expenses” of the consolidated statements of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is recognized in the consolidated statements of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statements of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

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

iii)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not held for trading or designated at fair value through profit or loss.

The Group has certificates indexed to the price of Credicorp Ltd. shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, see Note 3(f)(i) and Note 8.

aa)	Fair value measurement -

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 -	Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2 -	Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3 -	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 34.7(b).

ab)	Segment reporting -

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

ac)	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.8.

Commissions generated for these activities are included in “Other income” of the consolidated statements of income.

ad)	Cash and cash equivalents -

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with original maturities of three months or less, excluding restricted balances.

Cash collateral pledged as a part of repurchase agreements is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see Note 5(a).

Cash collateral on pledged as a part of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, see Note 12.

ae) International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but not effective as of December 31, 2014:

(i)	IFRS 9 “Financial Instruments”

This standard replaces IAS 39, ‘Financial Instruments: Recognition and measurement’ and modifies certain criteria for the classification and measurement of financial assets and liabilities. Moreover, it modifies the criteria for the recognition of losses for impairment of financial assets, proposing a focus based on a model which seeks to estimate the ‘expected loss’ of the credit portfolio which will replace the current model of IAS 39, which estimates the provision for impairment of financial assets on the basis of the concept of ‘incurred losses’. IFRS 9 also amends the conditions that an entity must comply with in order to apply hedging accounting, seeking to align these conditions more closely with the entity’s common risk management practices.

The Group Management does not expect that the changes presented by IFRS 9 will have a material impact on the criteria of classification and measurement of financial assets and liabilities currently applied. The new model of recognition of impairment losses could result in early recognition of losses in the credit portfolio. The Company is yet to assess how its credit impairment provisions may be affected by these new rules.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted.

(ii)	IFRS 15 “Revenue from contracts with customer” -

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

IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

(iii)	IFRS 16, “Leases” -

On January 13, 2016, IFRS 16, ‘Leases’ (IFRS 16) was issued replacing the current guidance (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related standards). IFRS 16 introduces a new definition of a lease and a new accounting model that will have a material impact on lessees. As a result of the new accounting treatment, an entity is required to recognize in the statement of financial position, at the inception of the lease, an asset for the right of use of the leased asset and a liability for the obligations to make future contractual payments. At initial recognition, the asset and liability will be measured at the present value of the minimum lease payment under contract. As a result of this change, a large number of leases classified as “operating leases” under the current standards will be shown on the face of the statement of financial position from the inception of the lease

This new accounting model is applicable to all contracts qualifying as leases, excepted for those contracts with an effective period of less than 12 months (considering in that determination the likelihood of contract extension) and lease contracts of assets that are considered immaterial.

The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.

The Group is currently evaluating the impact these standards may have on the preparation of its financial statements.

4	CASH AND DUE FROM BANKS

Cash and cash equivalents -

Cash and cash equivalents shown in the consolidated statement of cash flows consist of "cash and deposits with banks" from the consolidated statements of financial position, which include deposits of less than three months, from the acquisition date and cash in hand, time deposits with the Peruvian Central Reserve Bank (BCRP), funds with BCRP and overnights, excluding restricted funds.

	2015	2014
	S/000	S/000

Cash and clearing (a)	3,821,619	4,370,210
Deposits with Central Reserve Bank of Peru (a)	13,953,839	14,003,756
Deposits with local and foreign banks (b)	4,085,960	3,168,488
Interbank funds	180,031	107,197
Accrued interest	3,419	1,634
Total cash and cash equivalents	22,044,868	21,651,285
Restricted funds	346,876	38,181
Total cash	22,391,744	21,689,466

(a)	Cash and clearing and deposits with Peruvian Central Reserve Bank -

These balances consist of the mandatory reserve that Credicorp and Subsidiaries should keep to be able to honor its obligations with the public, which are within the limits established by current legislation. These reserves consist of the following:

	2015	2014
	S/000	S/000
Mandatory reserve:
Deposits with Peruvian Central Reserve Bank	12,783,866	13,562,178
Cash in vaults of Bank and Subsidiaries	3,289,135	3,979,543
Total mandatory reserve	16,073,001	17,541,721

Non-mandatory reserves:
Ovenight deposits	1,169,973	441,578
Cash	532,484	390,667
Total non-mandatory reserve	1,702,457	832,245
Total	17,775,458	18,373,966

In 2015 BCRP issued circular No 002-2015-BCRP, by which, banks in Peru are allowed to use the cash and clearing balances and deposits with BCRP to secure repos contracts. Over 2015 Credicorp and is subsidiaries used this mechanism to secure repos contracts. At December 31, 2015 the Bank reclassified mandatory reserve deposit balances for S/10,080.8 million to repos transactions (S/3,786.1 million at December 31, 2014 ). (See note 5(a)).

At December 31, 2015 cash and deposits appropriated to mandatory reserves in local and foreign currency are subject to an implicit rate of 6.5 percent and 30.53 percent, respectively of the total balance of obligations subject to reserve, as required by the BCRP (9.50 percent and 42.86 percent, respectively, at December 31, 2014 ).

(b)	Deposits with local and foreign banks -

Balances credited to local and foreign banks mainly consists of balances in soles and U.S. dollars; are cash in hand and earn interest at market rates. At December 31, 2015 and 2014 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWINGS AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITY LENDINGS

a)	This balance consists of the following:

	2015	2014
	S/000	S/000

Cash collateral on repurchase agreements and
security lendings (i)	10,080,794	3,786,094
Reverse repurchase agreement and security
borrowings (ii)	945,904	1,757,309
Total	11,026,698	5,543,403

(i)	At December 31, 2015 these balance comprises mainly cash collateral for approximately US$2,955.4 (equivalent to S/10,080.8 million) to secure a borrowing of S/9,463.8 obtained from BCRP. Cash collateral bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statements of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries Credicorp Capital Colombia (formerly Correval) and Credicorp Capital Chile (formerly IM Trust), provides financing to its customers through reverse repurchase agreements and security borrowings, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2015						At December 31, 2014
							Fair value of						Fair value of
		Average	Up to	From 3 to 30	More than	Book	underlying	Average	Up to	From 3 to 30	More than	Book	underlying
	Currency	interest rate	3 days	days	30 days	value	Assets	interest rate	3 days	days	30 days	Value	assets
		(%)	S/000	S/000	S/000	S/000	S/000	(%)	S/000	S/000	S/000	S/000	S/000

Instruments issued by the	Colombian
Colombian Government	pesos	5.75	-	821,588	-	821,588	821,588	2.88	264,873	1,044,641	357,015	1,666,529	1,662,821
Instruments issued by the	Chilean
Chilean Government	pesos	0.31	59,025	18,661	1,612	79,298	79,338	0.60	-	-	479	479	477
Other instruments		5.75	-	44,527	491	45,018	45,018	0.81	34,478	55,823	-	90,301	91,128
			59,025	884,776	2,103	945,904	945,944		299,351	1,100,464	357,494	1,757,309	1,754,426

b)	Credicorp, via its subsidiaries, obtains financing through “Payables from repurchase agreements and security lendings” by selling financial instruments and committing to repurchase them at future dates, plus interest at a fixed rate. The details of said transactions are as follow:

		At December 31, 2015						At December 31, 2014
							Fair value of						Fair value of
		Average	Up to	From 3 to 30	More than	Book	underlying	Average	Up to	From 3 to 30	More than	Book	underlying
	Currency	interest rate	3 days	days	30 days	value	assets	interest rate	3 days	days	30 days	value	assets
		(%)	S/000	S/000	S/000	S/000	S/000	(%)	S/000	S/000	S/000	S/000	S/000

Instruments issued by the	Colombian
Colombian Government	pesos	5.75	-	1,277,165	-	1,277,165	1,277,395	4.30	661,909	610,165	-	1,272,074	1,273,176
Instruments issued by then Chilean	Chilean
Government	pesos	0.28	64,829	10,674	-	75,503	75,546	0.32	23,483	14,934	-	38,417	38,722
Other instruments		6.04	-	69,799	490	70,289	62,193	0.27	54,430	16,940	-	71,370	73,522
Debt instruments (c)			-	-	13,176,793	13,176,793	13,176,793		-	-	6,926,609	6,926,609	7,424,051
			64,829	1,357,638	13,177,283	14,599,750	14,591,927		739,822	642,039	6,926,609	8,308,470	8,809,471

c)	At December 31, 2015, 2014 and 2013 the Group has repurchase agreements secured with: (i) cash, see Note 5(a); available-for-sales investments and held-to-maturity investments, see Note 6(b). This item consists of the following:

		At December 31, 2015			At December 31, 2014
Counterparties	Currency	Maturity	Book value	Collateral	Maturity	Book value	Collateral
			S/000			S/000

BCRP, Note 5(a)(i)	Soles	May 2016 / Sep 2020	9,329,000	Cash with BCRP	Feb 2015 / Jun 2016	3,566,920	Cash with BCRP
BCRP	Soles	Jan 2016 / Jan 2016	1,283,840	Available-for-sale investments and cash	April 2015 / Jun 2016	1,058,371	Available-for-sale investments and cash
Commerzbank Aktiengesellschaft	U.S. dollar		-		October 2015	669,781	Available-for-sale investments and cash
Nomura International PLC (*)	U.S. dollar	March 2019 / Dec 2019	511,650	Held-to-maturity investments and cash	Nov 2019 / Dec 2019	447,900	Held-to-maturity investments and cash
Natixis S.A.	Soles	August 2017	300,000	Available-for-sale and Held-to-maturity investments	August 2017	300,000	Available-for-sale and Held-to-maturity investments
Credit Suisse Perú	Soles	August 2017	500,000	Held-to-maturity investments and cash	August 2017	300,000	Held-to-maturity investments and cash
Nomura International PLC (**)	U.S. dollar	August 2020	272,880	Held-to-maturity investments and cash	August 2020	238,880	Held-to-maturity investments and cash
Nomura International PLC (***)	U.S. dollar	August 2020	238,770	Held-to-maturity investments	August 2020	209,020	Held-to-maturity investments
Credit Suisse INTL	U.S. dollar	February 2016	156,418	Available-for-sale investments and cash	March 2015	89,145	Available-for-sale investments and cash
Barclays PLC	U.S. dollar	June 2016	275,707	Available-for-sale investments and cash	Feb 2015/Jun 2015	46,592	Available-for-sale investments and cash
Citigroup Global Market Limited	U.S. dollar	August 2020	100,000	Held-to-maturity investments and cash	August 2020-	-
Pershing	U.S. dollar	January 2016	47,922
Accrued interest			160,606			-
			13,176,793			6,926,609

These transactions accrued interest at fixed and variable rates ranging from 3 and 7.2 percent and from Libor L3M + 0.35% percent and Libor L3M + 0.85% percent, respectively, at December 31, 2015 (from 3.51 percent and 4.70 percent and from Libor 3M+0.35 percent to Libor 6M+1.70 percent, respectively, at December 31, 2014 ).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(*)	At December 31, 2015 the Group holds IRS which were designated as cash flow hedges of certain repurchase agreements at variable rate for a notional amount of US$150 million, equivalent to S/511.7 million (US$150.0 million , equivalent to S/447.9 million, at December 31, 2014). By using these IRS, those repurchase agreements were economically converted to fixed interest rate, see Note 12(b).

(**)	At December 31, 2015, the Group maintained repurchase agreement in U.S. dollars at variable rate for a notional amount of US$80 million , equivalent to S/272.9 million , these repurchase agreements were hedged through an IRS, which was designated as cash flow hedge, as a result, this repurchase agreement was economically converted to fixed interest rate to U.S. dollars.

(***)	At December 31, 2015 the Group signed a CCS, which was designated as cash flow hedge of a repurchase agreement in U.S. dollars at variable interest rate for a notional amount of US$70 million, equivalent to S/238.8 million. By this CCS, this repurchase agreement was economically converted to Soles at fixed interest rate, see note 12(b).

6	AVAILABLE-FOR-SALE AND HELD-TO-MATURITY INVESTMENTS

a)	The balance of available-for-sale investments consists of the following:

	2015				2014
	Unrealized gross amount				Unrealized gross amount
	Amortized			Estimated	Amortized			Estimated
	cost	Profits	Losses (b)	fair value	cost	Gains	Losses (b)	fair value
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Investments at fair value through profit or loss (trading) (i)	-	-	-	2,323,096	-	-	-	2,525,970

Available-for-sale investments
Corporate, leasing and subordinated bonds (ii)	7,718,213	207,182	(294,504)	7,630,891	6,452,294	301,704	(85,751)	6,668,247
Certificates of deposit BCRP (iii)	4,601,110	727	(8,252)	4,593,585	3,060,435	4,243	(69)	3,064,609
Government Treasury Bonds (iv)	2,698,445	131,055	(89,426)	2,740,074	1,859,718	191,566	(21,838)	2,029,446
Participation in RAL Fund (v)	695,234	-	-	695,234	542,921	-	-	542,921
Restricted mutual funds (vi)	301,948	33,816	-	335,764	149,633	141,171	-	290,804
Securitization instruments (vii)	334,265	946	(10,797)	324,414	437,719	20,460	(3,791)	454,388
Multilateral organization bonds	187,500	5,770	(2,493)	190,777	74,403	5,664	-	80,067
Participation in mutual funds	164,897	3,641	(7,691)	160,847	152,017	13,550	(1,902)	163,665
Certificates of deposit of Banco Central de Bolivia (viii)	152,778	519	(4)	153,293	438,520	8,883	(857)	446,546
Hedge funds	134,631	3,559	(4,996)	133,194	143,403	2,953	(6,086)	140,270
Trading certificates of deposits	123,069	3,310	(79)	126,300	77,290	4,989	(5)	82,274
Mortgage-backed securities (CMO) (ix)	30,909	8,275	(4)	39,180	31,228	7,700	-	38,928
Commercial paper in foreign entities	17,260	-	(9)	17,251	-	-	-	-
Certificates of interest in structured notes	5,176	-	-	5,176	-	-	-	-
U.S, Federal agency bonds	1,276	157	-	1,433	2,444	236	-	2,680
	17,166,711	398,957	(418,255)	17,147,413	13,422,025	703,119	(120,299)	14,004,845

Listed (x)	809,494	669,263	(32,209)	1,446,548	543,515	1,014,043	(31,261)	1,526,297
Non-listed	6,098	1,849	-	7,947	31,916	19,464	(589)	50,791
	815,592	671,112	(32,209)	1,454,495	575,431	1,033,507	(31,850)	1,577,088
Balance before accrued interest	17,982,303	1,070,069	(450,464)	18,601,908	13,997,456	1,736,626	(152,149)	15,581,933
Interest accrued				167,013				166,063
Total				18,768,921				15,747,996

Management has determined that the unrealized losses of available-for-sale investments at December 31, 2015 and 2014 are of temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2015 as a result of the impairment assessment of its available-for-sale investments, the Group recorded an impairment loss of S/43.8 million (S/7.8 million and S/3.0 million during 2014 and 2013 respectively), which is shown within “Impairment loss on available-for-sale investments” in the consolidated statements of income. Also, Management intends and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest, is shown in note 18(c).

During 2015 the Group has transferred Sovereign bonds issued by the Peruvian Government from the available-for-sale to the held-to-maturity portfolio for a total S/302,584 M. The unrealized earnings stated in equity for these instruments at the time of transfer was estimated to be S/12,858.9 M, of which, S/548.9 M. has been amortized against the statement of income. The amortization for 2015 of the instruments reclassified in 2014 amounted to S/2,427.9M.

At December 31, 2015 and 2014 maturities and the annual market rates of available-for-sale investments are as follows:

	Maturities		Annual effective interest rate
	2015	2014	2015						2014
Available-for-			S/		US$		Other currencies		S/		US$		Other currencies
sale investments			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate, leasing and Subordinated bonds	Jan-2016 / Feb-2067	Jan-2015 / Nov-2067	3.56	12.04	0.09	12.00	1.05	9.97	2.19	10.17	0.03	21.29	2.94	7.99
Certificates of deposit BCRP	Jan-2016 / Jun-2017	Jan-2015 / Jun-2016	3.14	4.85	0.27	0.32	-	-	3.32	4.00	-	-	-	-
Government Treasury bonds	Jan- 2016 / Feb-2055	Jan-2015 / Feb-2055	1.61	7.85	0.12	7.61	9.52	10.11	1.57	6.88	0.47	7.95	0.27	7.45
Securitization bonds	Jun-2018 / Sept-2045	Nov-2016 / Sep-2039	5.75	9.91	3.40	10.29	3.00	8.44	2.86	9.17	2.86	9.21	3.00	8.44
Certificates of deposits Banco Central de Bolivia	Jan-2016 / Aug-2016	Jan-2015/ Ago-2016	-	-	-	-	0.50	2.00	-	-	-	-	0.39	5.40
Trading certificates of deposits	Jan-2016 / Feb-2026	Jan-2015 / Feb-2026	1.06	4.62	1.30	1.62	0.20	7.80	3.32	6.75	-	-	0.54	1.00
Multilateral organization	Set-2016 / Feb-2044	Jan-2017 / Jun-2019	3.00	10.39	1.62	2.79	-	-	4.61	4.61	1.48	2.62	-	-
Collaterized mortgage obligations (CMO)	Aug-2020 / Dec- 2036	Aug-2020/ Dic-2036	-	-	2.24	8.28	-	-	-	-	2.86	8.05	-	-
US Government - Agencies and Sponsored enterprises	Aug-2035	Apr-2016/ Ago-2035	-	-	1.62	1.62	-	-	-	-	0.68	1.56	-	-
Instruments issued by Banco Central other countries	Jul-2016 / Jul-2025	-	-	-	2.00	4.78	-	-	-	-	-	-	-	-

(i)	At December 31, 2015 the balance includes mainly instruments 14,346 BCRP certificates of deposit (securities issued at discount through public auctions, negotiated in the Peruvian secondary market and settled in Soles) amounting to S/1,412.5 million, governments’ treasury bonds for an amount of approximately S/562.4 million, interest in mutual funds and shares for approximately S/4.1 million , and corporate bonds, leases, and subordinated bonds for approximately S/101.8 million (BCRP certificates of deposit, Governments’ treasury bonds and interests in mutual funds amounting to S/1,543.3 million , S/395.3 million and S/223.2 million , respectively, at December 31, 2014 ).

(ii)	At December 31, 2015 the most significant individual unrealized losses amounted to approximately S/15.6 million (S/4.8 million, respectively, at December 31, 2014).

(iii)	At December 31, 2015 the Group maintains 40,294 BCRP certificates of deposits (31,248 BCRP certificates of deposits at December 31, 2014).

(iv)	At December 31, 2015 includes mainly debt instruments issued by the Peruvian Government in Soles for a total of S/1,650.7 million and in U.S. dollars for a total of S/530.4 million , the U.S. Government in U.S Dollars for a total of S/181.2 million and the Colombian Government in U.S., dollars for a total of S/246.7 million (S/1,161.2 million , S/526.2 million, respectively, issued by the Peruvian Government, S/84.0 million issued by the Chilean Government and S/124.4 million issued by the U.S. Government at December 31, 2014 ).

Certain Governments’ treasury bonds were hedged through cross currency swaps (CCS) and interest rate swaps (IRS), as detailed bellow:

i.	At December 31, 2015 , certain foreign governments bonds were hedged through CCS for a notional amount of S/405.6 million, see note 12(b); by these CCS, these bonds were economically converted to Soles at fixed rate

ii.	At December 31, 2015 certain Peruvian Government, corporate and international financial entities bonds denominated in U.S Dollars at fix interest rate were hedged as a fair value hedges through IRS for a notional amount to S/819.7 million (S/844.0 million at December 31, 2014), see note 12(b); through the IRS these bonds were economically converted to variable interest rates.

(v)	Funds totaled approximately S/159.8 million in bolivianos and S/535.4 million in U.S. dollars (S/209.6 million and S/333.3 million respectively at December 31, 2014) and comprise investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required to all banks in Bolivia.

(vi)	Restricted mutual funds comprise participation quotas in the private pension funds managed by the Group as required by Peruvian regulations. They have disposal restrictions and their profitability is the same as the one obtained by the private pension funds managed.

(vii)	Asset-backed securities are secured by a specified pool of underlying assets and are mainly traded in the Peruvian over-the-counter market. Pools of underlying assets are made up of Accounts receivables with predictable future payments. As of December 31, 2015 and 2014, the balance includes S/39.8 million and S/418.5 million, respectively , of financial instruments issued by Hunt Oil Company (the originator). Additionally, at December 31, 2015 the balance includes S/78.0 million of asset-backed securities issued by Abengoa Transmisión Norte and S/87.9.million issued by Inmuebles Panamericana S.A. The underlying assets are future Accounts receivables from the sale of hydrocarbons extracted in Peru. At those dates, bonds involve semiannual payments until 2025.

(viii)	At December 31, 2015 and 2014 certificates of deposits issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

(ix)	Collateralized mortgage obligations correspond to senior tranches (“Senior Tranches”).

(x)	At December 31, 2015 the unrealized gains on listed securities arises mainly from shares in Banco de Crédito e Inversiones de Chile (BCI Chile), Edelnor S.A.A., Alicorp S.A.A. and Inversiones Centenario S.A.A. and totaled S/236.1, S/93.0, S/70.6 y S/24.7million, respectively (S/453.4, S/186.2, S/169.2 and S/152.8 million , respectively, at December 31, 2014 ).

(b)	Held-to-maturity Investments consist of the following:

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
	S/000	S/000	S/000	S/000

Peruvian sovereign bonds	2,293,048	2,163,815	2,098,727	2,107,469
Bonds of foreign governments	314,247	293,892	288,023	276,107
Peruvian treasury bonds	759,737	730,035	226,192	223,867
Other (*)	135,550	132,955	-	-
	3,502,582	3,320,697	2,612,942	2,607,443
Accrued interest	79,547	79,547	54,721	54,721
Total	3,582,129	3,400,244	2,667,663	2,662,164

(*)	At December 31, 2015 a total of 239 certificates of payment on work progress were obtained (“Reconocimiento Anual de Pago por Adelanto de Obra – CRPAO”) issued by the Government of Peru to finance projects and concessions, this issuance is a mechanism set forth in the concession agreement signed by the Peruvian Governmewnt and the Concessionaire that allows the latter to obtain financing to continue with the committed work. Investment in CRPAOs amounted to S/137 million with maturities from January 2016 to April 2025, bearing interest at an annual effective rate ranging from 2.54 to 6.51 percent.

At December 31, 2015, maturities are between August 2017 and February 2042, accrued interest at an annual effective interest rate between 4.50 and 7.80 percent on bonds denominated in Peruvian soles and between 1.82 and 5.40 percent on bonds in U.S. dollar (at December 31, 2014 they show maturities between August 2017 and February 2042, bearing interest at an effective rate between 3.98 and 6.79 percent on bonds denominated in Peruvian soles and between 2.01 and 3.33 per cent per year on bonds in U.S. dollars).

At December 31, 2015 and 2014 Credicorp Management has determined that the difference between amortized cost and fair value of held-to-maturity investment is temporary in nature and Credicorp has the intention and ability to hold each investment until maturity.

At December 31, 2015 the Group entered into repurchase agreements transactions over corporate, multilateral development banks and governments’ bonds accounted for as available-for-sale investments for an estimated fair value of S/2,015.9 million (S/2,113.0 million at December 31, 2014), the related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statements of financial position, see Note 5(c)

Also, at December 31, 2015, the Group entered into repurchase agreements transactions over held-to-maturity investments for an estimated fair value of S/1,989.8 million (S/1,525.3 million at December 31, 2014) as described in paragraph above. The related liability is presented in “Payables from repurchase agreements and security lendings” of the consolidated statements of financial position, see note 5(c).

(c)	The table below shows the balance of trading, including accrued interest, available-for-sale, held-to-maturity investments, before any accrued interest, by maturity groupings:

	2015
		Available	Held to
	Trading	for sale	maturity
	S/000	S/000	S/000

Until 3 months	930,745	3,438,580	4,926
From 3 months to 1 year	495,879	2,250,354	14,548
From 1 to 3 years	322,956	2,673,775	803,179
From 3 to 5 year	211,000	1,422,860	1,570,776
Over 5 years	258,056	6,731,968	1,109,153
Without maturity	104,460	2,084,371	-
Total	2,323,096	18,601,908	3,502,582

	2014
		Available	Held to
	Trading	for sale	maturity
	S/000	S/000	S/000

Up to 3 months	456,234	541,495	-
From 3 months to 1 year	1,240,958	2,725,094	-
From 1 to 3 years	329,226	2,220,743	466,328
From 3 to 5 year	11,729	1,129,479	519,215
Over 5 years	122,961	6,250,374	1,627,399
Without maturity	364,862	2,714,748	-
	2,525,970	15,581,933	2,612.942

7	LOANS, NET

a)	This item consists of the following:

	2015	2014
	S/000	S/000

Direct loans -
Loans	67,034,751	57,438,166
Leasing receivables	9,574,964	9,280,086
Credit card receivables	6,954,298	6,365,981
Discounted notes	1,794,928	1,661,592
Factoring receivables	1,261,516	1,002,893
Advances and overdrafts	75,220	560,743
Refinanced loans	769,309	647,802
Total direct loans	87,464,986	76,957,263

Internal overdue loans and under legal collection loans	2,311,242	2,009,328
	89,776,228	78,966,591
Add (less) -
Accrued interest	744,652	659,929
Unearned interest	(192,381)	(117,160)
Total direct loans	90,328,499	79,509,360
Allowance for loan losses (d)(*)	(3,840,337)	(2,986,854)
Total direct loans, net	86,488,162	76,522,506

Indirect loans, note 21(a)	19,004,680	17,319,458

b)	Direct loans by class are as follows:

	2015	2014
	S/000	S/000

Commercial loans	53,852,207	43,535,399
Residential mortgage loans	13,258,992	12,498,191
Consumer loans	13,878,711	11,647,219
Micro-business loans	8,786,318	11,285,782
Total	89,776,228	78,966,591

c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	Commercial	Residential	Micro-business	Consumer
2015	loans	mortgage loans	loans	loans	Total
	S/000	S/000	S/000	S/000	S/000

Beginning balances	556,270	165,138	1,124,072	1,256,616	3,102,096
Provision, net of recoveries	595,931	(16,786)	671,197	630,556	1,880,898
Recovery of written-off loans	157,790	362	7,333	5,794	171,279
Loan portfolio written-off	(341,067)	(4,936)	(403,993)	(721,326)	(1,471,322)
Exchange differences	91,886	13,635	132,635	111,111	349,267
Ending balances for the period (*)	1,060,810	157,413	1,531,244	1,282,751	4,032,218

	Commercial	Residential	Micro-business	Consumer
2014	loans	mortgage loans	loans	loans	Total
	S/000	S/000	S/000	S/000	S/000

Beginning balances	448,435	144,571	865,469	927,483	2,385,958
Provision, net of recoveries	357,283	4,903	427,214	926,409	1,715,809
Recoveries of written-off loans	65,827	13,029	43,297	76,180	198,333
Loan portfolio written-off	(334,571)	(6,270)	(220,072)	(711,305)	(1,272,218)
Exchange differences	19,296	8,905	8,164	37,849	74,214
Ending balances for the period (*)	556,270	165,138	1,124,072	1,256,616	3,102,096

	Commercial	Residential	Micro-business	Consumer
2013	loans	mortgage loans	loans	loans	Total
	S/000	S/000	S/000	S/000	S/000

Beginning balances	392,017	133,610	648,794	724,075	1,898,496
Provision, net of recoveries	256,200	3,516	306,346	664,309	1,230,371
Recoveries of written-off loans	46,381	9,180	30,507	53,676	139,744
Loan portfolio written-off	(260,391)	(4,880)	(171,279)	(553,597)	(990,147)
Exchange differences	(23,988)	(9,635)	(15,780)	(34,492)	(83,895)
Effect of change in presentation
currency, Note 3(c)(ii)	38,216	12,780	66,881	73,512	191,389
Ending balances (*)	448,435	144,571	865,469	927,483	2,385,958

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately S/3,840.3million and S/191.9 million, respectively, at December 31, 2015 (approximately S/2,986.9 million and S/115.2 million and S/2,263.6 million and S/122.3 million , at December 31, 2014 and 2013, respectively). The allowance for indirect loan losses is included in “Other liabilities” of the consolidated statements of financial position, note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2015, 2014 and 2013 has been established in accordance with IAS 39 and is sufficient to cover incurred losses on the loan portfolio.

e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

f)	During 2015 and 2014, the Group has not recorded in the consolidated statements of accrued interest on internal overdue loans for more than 90 days and under legal collection since such interest is recorded until until collected. Interest income that would have been recorded on these loans in accordance with their original contract terms and have not been recognized as income amounts to approximately S/502.4 million, S/415.6 million and S/274.5 million at December 31, 2015, 2014 and 2013, respectively .

g)	The table below shows the direct gross loan portfolio at December 31, 2015 and 2014 by maturity based on the remaining period to repayment due date:

	2015	2014
	S/000	S/000

Outstanding loans -
Up to 1 year	29,952,566	35,172,064
From 1 to 3 years	18,575,278	16,885,568
From 3 to 5 years	9,045,440	9,512,569
Over 5 years	29,891,704	15,387,062
	87,464,986	76,957,263

Internar overdue loans -
Overdue up to 90 days	588,385	228,535
Overdue 90 days or more	1,722,857	1,780,793
Subtotal	2,311,242	2,009,328

Total	89,776,228	78,966,591

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues unit-linked life insurance contracts whereby the policyholder takes the investment risk on the assets held in the unit linked funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund. For 2015, the loss resulting from the difference between cost and estimated fair value for these financial assets amounted to approximately S/33.50 million (loss of S/1.4 million for 2014) and is shown in “Net loss on financial assets designated at fair value through profit or loss” of the consolidated statements of income. The offsetting of this effect is included in gross premiums which are part of “Net premiums earned” of the consolidated statements of income, see Note 24.

9	ACCOUNTS RECEIVABLES AND PAYABLES FROM INSURANCE CONTRACTS

a)	As of December 31, 2015 and 2014, “Premiums and other policies receivable” in the consolidated statements of financial position includes balances for approximately S/648.0 million and S/578.3 million , respectively, which primarily due in a current period, have no collaterals and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivables:	2015	2014
	S/000	S/000

Balances at beginning of period	468,137	578,722
Reported claims of premiums ceded, Note 25	119,894	96,872
Premiums ceded unearned during the year, Note 24 (a)(**)	6,835	(35,351)
Premiums assumed	180,321	30,607
Settled claims of premiums ceded by facultative contracts	(125,156)	(41,934)
Collections and other, net	(192,842)	(160,535)
Transfers to non-current assets classified as held for sale,
Note 13	-	(244)
Balances at end of period	457,189	468,137

Accounts receivable as of December 31, 2015 and 2014, include S/142.0 million and S/135.0 million, respectively, which correspond to the unearned portion of the ceded premiums to the reinsurers.

Payables:	2015	2014
	S/000	S/000

Balances at beginning of period	220,910	232,497
Premiums ceded to reinsurers in facultative contracts,
Note 24(a) (**)	331,329	314,624
Coinsurance granted	5,999	32,866
Payments and other, net	(316,391)	(359,077)
Balances at end of period	241,847	220,910

Accounts payable to reinsurers are primarily related to the proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess of loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period. The net movement of the accounts payable to reinsurers of automatic contracts (mainly excess of loss) for the years 2015 and 2014 amounted to S/145.6 million and S/143.0 million, respectively, which are included in “Premiums ceded to reinsurers, net” in the consolidated statements of income, see Note 24 (a) (**).

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2015, 2014 and 2013 was as follows:

		Buildings
		and other		Furniture	Computer	Vehicles and	Work in
	Land	constructions	Installations	and fixtures	hardware	equipment	progress	2015	2014	2013
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Cost
Balance as of January 1	379,464	1,143,946	502,503	467,213	578,490	155,055	220,346	3,447,017	3,251,142	2,491,796
Business combination, Note 2 (a)	-	-	-	-	-	-	-	-	144,523	537,725
Additions	33,352	4,630	5,444	20,745	29,831	7,087	47,337	148,426	301,733	-
Transfers	118	(28,510)	7,551	8,320	27,958	445	(77,201)	(61,319)	-	-
Disposals and other	(14,939)	8,259	(6,268)	(8,705)	(48,531)	(7,197)	(1,301)	(78,682)	(250,382)	(62,546)
Effect of change in presentation currency,
Note 3(c)(ii)	-	-	-	-	-	-	-	-	-	284,167
Balances at December 31	397,995	1,128,325	509,230	487,573	587,748	155,390	189,181	3,455,441	3,447,017	3,251,142

Accumulated depreciation –
Balances at January 1	-	537,976	330,738	265,344	451,144	86,373		1,671,575	1,545,071	1,300,510
Depreciation for the year	-	31,597	37,657	31,774	60,567	16,028		177,623	178,870	148,847
Disposals and other	-	(2,703)	(6,360)	(5,940)	(45,619)	(4,575)	-	(65,197)	(52,366)	(32,929)
Effect of change in presentation currency,
Note 3(c)(ii)										128,643
Balances at December 31	-	566,870	362,035	291,178	466,092	97,826		1,784,001	1,671,575	1,545,071

Net book value	397,995	561,455	147,195	196,395	121,656	57,564	189,181	1,671,441	1,775,441	1,706,071

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During 2014 and 2015 the Group, as part of its annual infrastructure investing, has made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies and administrative offices. Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with its corporate policies.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2015 and 2014 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangibles assets -

The movement of finite useful live intangible assets for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Client	Rights of	Brand	Fund Manager	Core deposits	Software and
Description	Relationships (i)	Use	name (ii)	contract (iii)	intangible	developments	Other	2015	2014	2013
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Cost -
Balances at January 1	408,365	55,900	275,552	106,077	21,100	1,269,774	192,781	2,329,549	1,976,789	1,553,169
Additions	-	-	-	-	-	159,483	117,081	276,564	246,882	298,400
Business combination,
Note 2-a) (i)	-	-	-	-	-	-	-	-	307,838	-
Transfers	-	-	-	-	-	64,745	(68,044)	(3,299)	-	-
Transfers to non-current assets classified
as held for sale	-	-	-	-	-	-	-	-	(147,470)	-
Disposals and other	(4,364)	-	(15,931)	(9,353)	-	(39,280)	(21,772)	(90,700)	(54,490)	(32,088)
Effect of change in presentation
currency, Note 3(c)(ii)	-	-	-	-	-	-	-	-	-	157,308
Balances at December 31	404,001	55,900	259,621	96,724	21,100	1,454,722	220,046	2,512,114	2,329,549	1,976,789

Accumulated amortization -
Balances at January 1	139,703	37,235	56,556	5,417	2,638	775,725	26,612	1,043,886	826,286	586,051
Amortization for the year	28,892	11,180	22,071	594	3,036	143,646	9,455	218,874	254,917	179,507
Transfers to non-current assets classified
as held for sale	-	-	-	-	-	-	-	-	(26,181)	-
Disposals and other	(5,673)	32	(10,581)	(734)	(477)	3,217	(5,701)	(19,917)	(11,136)	(996)
Effect of change in presentation
currency, Note 3(c)(ii)	-	-	-	-	-	-	-	-	-	61,724
Balances at December 31	162,922	48,447	68,046	5,277	5,197	922,588	30,366	1,242,843	1,043,886	826,286

Net book value	241,079	7,453	191,575	91,447	15,903	532,134	189,680	1,269,271	1,285,663	1,150,503

During 2015 and 2014 additions were related to the implementation of a technological platform, which is used for the administration of the insurance segment of the group, and to develop applications related to basic information of clients, implementation of treasury solutions among others.

(i)	Client relationships -

This item consists of the following:

	2015	2014
	S/000	S/000

Prima AFP - AFP Unión Vida	124,476	136,827
IM Trust	27,244	29,323
Correval	15,960	19,842
Edyficar	6,974	7,491
Mibanco (Note 2(a)	66,425	75,179
Net book value	241,079	268,662

(ii)	Brand name -

This item consists of the following:

	2015	2014
	S/000	S/000

Mibanco (Note 2(a)	159,683	165,579
Correval	18,325	28,743
Edyficar	-	5,442
IM Trust	13,567	19,232
Net book value	191,575	218,996

(iii)	Fund manager contract

This item consists of the following:

	2015	2014
	S/000	S/000

Correval	47,791	55,688
IM Trust	43,656	44,972
Net book value	91,447	100,660

Management has assessed at each reporting date that there was no indication that client relationships, rights of use, brand name, fund manager contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2015	2014
	S/000	S/000

Goodwill -
IM Trust	37,764	118,788
Edyficar y Mibanco	273,694	273,694
Prima AFP – AFP Unión Vida	124,640	124,640
Correval,	76,393	88,737
Banco de Crédito del Perú	52,359	52,359
El Pacífico Peruano – Suiza Compañía de
Seguros y Reaseguros	36,355	36,355
Atlantic Security Holding Corporation	29,795	29,802
Corporación Novasalud Perú S.A. EPS	-	10,464
Willis Corredores de Seguros S.A.	-	4,672
Fiduciaria Colseguros	426	-
Net book value	631,426	739,511

The recoverable amount of all CGU has been determined based on value in use calculations, determined by discounting the future cash flows expected to be generated from the continuing use of the CGU.

Balances of goodwill from IMTrust and Correval are impacted by the volatility of the exchange rate of the local currency of the countries in which they operate against the exchange rate of Grupo Credicorp’s functional currency.

The following table summarizes the key assumptions used for value in use calculations in 2015 and 2014:

	At December 31, 2015
	Terminal value
Description	growth rate	Discount rate
	%	%

IM Trust	5.25	12.94
Mibanco	5.00	14.94
Prima AFP – AFP Unión Vida	1.20	9.92
Correval	3.80	13.77
Banco de Crédito del Perú	4.70	13.85
El Pacífico Peruano – Suiza Compañía de
Seguros y Reaseguros	5.00	10.23
Atlantic Security Bank	2.00	10.97

	At December 31, 2014
	Terminal value
Description	growth rate	Discount rate
	%	%

IM Trust	5.25	12.91
Edyficar y Mibanco	5.00	14.45
Prima AFP – AFP Unión Vida	1.40	9.12
Correval	3.80	13.29
Banco de Crédito del Perú	4.70	12.72
El Pacífico Peruano – Suiza Compañía de
Seguros y Reaseguros	3.00	10.99
Atlantic Security Bank	2.00	7.07
Willis Corredores de Seguros S.A.	2.00	18.40

Five or ten years of cash flows, depending of the business maturity, were included in the discounted cash flow model as well as payment of dividends. The growth rate estimates are based on past performance and management’s expectations of market development. A long-term growth rate into perpetuity has been determined taking into account forecasts included in industry reports.

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

For the year ended December 31, 2015 the Group recorded a gross impairment loss amounting to S/82.4 million (S/92.6 million and S/55.1 million at December 31, 2014 and 2013, respectively ) as a result of the assessment of the recoverable amount of “IM Trust”, amounting to 234.3 million (S/306.1 million and S/453.4 million at December 31, 2014 and 2013)), which decreased in relation with prior years given the lower revenues generated against those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform in Chile.

The key assumptions described above may change as economic and market conditions change. The Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGU to decline below the carrying amount.

Thereon, the most critical assumption for calculating the goodwill impairment of IM Trust is the corresponding to the discount rate. In this sense, if the rate had risen 0.5 percent, the impairment would have increased by approximately S/15.8 million (S/21.6 million at December 31, 2014); on the other hand, if the rate had dropped 0.5 percent, the impairment would have decreased by approximately S/18.1 million (S/24.6 million at December 31, 2014).

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2015	2014
	S/000	S/000

Other assets -
Financial instruments:
Receivables	1,660,021	1,022,596
Derivatives receivable, (b)	1,475,516	845,931
Operations in process (c)	109,768	15,029
	3,245,305	1,883,556

Non-financial instruments:
Investment in associates (e)	630,739	81,274
Deferred income tax asset, note 19 (c)	524,620	472,235
Deferred fees	377,103	550,856
VAT (IGV) tax credit	192,391	454,593
Income tax prepayments, net	220,672	153,169
Seized assets, net	24,666	37,945
Investment properties, net (h)	421,133	313,977
Other	12,670	39,179
	2,403,994	2,103,228
Total	5,649,299	3,986,784

Other liabilities -
Financial instruments:
Accounts payable	1,349,002	1,376,739
Derivatives payable (b)	942,521	682,401
Payroll, salaries and other personnel expenses	605,196	492,816
Allowance for indirect loan losses, note 7(d)	191,882	115,242
Put options on non-controlling interest (f)	486,068	416,235
Operations in process (c)	75,415	58,903
	3,650,084	3,142,336
Non-financial instruments:
Taxes	415,501	265,352
Deferred income tax asset, note 19 (c)	138,886	265,289
Provision for sundry risks (d)	196,261	158,013
Other	221,367	15,965
	972,015	704,619
Total	4,622,099	3,846,955

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place changes.

The table below shows at December 31, 2015 and 2014 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured, see Note 21(a).

		2015				2014				2015 y 2014
				Nominal				Nominal
	Nota	Assets	Liabilities	amount	Maturity	Assets	Liabilities	amount	Maturity	Related instruments
		S/000	S/000	S/000		S/000	S/000	S/000

Derivatives held for trading (i) -
Forward exchange contracts		92,132	178,056	11,472,027	Between January 2016 and March 2017	192,032	289,570	17,278,607	Between January 2015 and September 2016	-
Interest rate swaps		56,424	58,587	8,393,724	Between January 2016 and December 2031	55,313	52,724	6,921,378	Between January 2015 and November2024	-
Currency swaps		839,087	625,687	16,586,466	Between January 2016 and December 2025	285,187	272,848	8,554,597	Between January 2015 and December2025	-
Options		10,072	24,371	2,135,684	Between January 2016 and December 2016	15,320	19,280	1,980,405	Between January 2015 and December 2015	-
		997,715	886,701	38,587,901		547,852	634,422	34,734,987

Derivatives held as hedges -
Cash flow hedges (ii):
Interest rate swaps (IRS)	15 (a)(i)(***)	354	-	341,100	October 2016	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(**)	127	-	102,330	October 2016	153	187	447,900	Between September 2016 and October 2016	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(*)	401	-	341,100	January 2018	14	-	89,580	October 2016	Debt to banks
Interest rate swaps (IRS)	5(c)	3,256	594	511,650	Between March 2019 and December 2019	6,513	27	447,900	Between March 2019 and Dec 2019	Repurchase agreements
Interest rate swaps (IRS)	17(a)(iii)	-	18,604	465,394	Between March 2016 and October 2017	-	42,308	746,539	Between January 2015 and Mar 2016	Secured notes
Cross currency swaps (CCS)	5(c)(***)	47,217	-	238,770	August 2020	7,645	-	209,020	August 2020	Repurchase agreements
Cross currency swaps (CCS)	6(a)(iv)(i)	3,547	17,869	186,411	Between January 2018 and August 2024	-	-	-	-
Cross currency swaps (CCS)	6(a)(iv)(i)	12,984	13,598	219,217	Between January 2017 and September 2014	4,385	-	25,413	September 2024	Available-for-sale investments
Cross currency swaps and
interest rate swaps (CCS and IRS)	5(c)(**)	69,647	-	272,880	August 2020	27,561	-	238,880	August 2020	Repurchase agreements

Fair value hedges:
Interest rate swaps (IRS)	17(a)	339,435	-	8,331,098	Between September 2020 and April 2023	247,631	-	7,293,069	Between September 2020 and April 2023	Bonds issued
Interest rate swaps (IRS)	6(a)(iv)(ii)	833	5,155	819,677	Between January 2017 and May 2023	4,177	5,457	843,973	Between May 2015 and May 2023	Available-for-sale investments
		477,801	55,820	11,829,627		298,079	47,979	10,342,274
		1,475,516	942,521	50,417,528		845,931	682,401	45,077,261

(i)	Held-for-trading derivatives are principally negotiated to satisfy client’s needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IAS 39 hedging accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	At December 31, 2015						At December 31, 2014
	Up to 3	From 3 months	From 1 to	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to	From 3 to 5	Over 5
	months	to 1 year	3 years	years	years	Total	months	to 1 year	3 years	years	years	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Forward foreign exchange contracts	54,899	35,983	1,249	-	-	92,131	162,564	21,587	7,881	-	-	192,032
Interest rate swaps	89	1,947	14,990	4,322	35,076	56,424	282	1,082	21,041	4,864	28,044	55,313
Cross currency swaps	220,815	24,947	56,615	306,370	230,340	839,087	64,005	9,049	8,990	51,374	151,769	285,187
Foreign exchange options	6,449	3,624	-	-	-	10,073	10,677	4,643	-	-	-	15,320
Total assets	282,252	66,501	72,854	310,692	265,416	997,715	237,528	36,361	37,912	56,238	179,813	547,852

Forward foreign exchange contracts	121,931	55,135	991	-	-	178,057	224,031	64,447	1,092	-	-	289,570
Interest rate swaps	435	3,379	10,677	7,550	36,546	58,587	1,459	1,534	19,921	1,350	28,460	52,724
Cross currency swaps	17,092	22,097	191,597	287,496	107,405	625,687	35,213	21,016	63,417	51,039	102,163	272,848
Foreign exchange options	12,530	11,840	-	-	-	24,370	12,898	6,382	-	-	-	19,280
Total liabilities	151,988	92,451	203,265	295,046	143,951	886,701	273,601	93,379	84,430	52,389	130,623	634,422

(ii)	The Group is exposed to variability in future interest cash flows on assets and liabilities in foreign currency and/or which bear interest variable rates. The Group uses derivatives financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of the deferred income tax is presented below:

	At December 31, 2015
	Up to 1	From 1 to	From 3 to	Over 5
	year	3 years	5 years	years	Total
	S/000	S/000	S/000	S/000	S/000

Cash inflows (assets)	786,445	761,822	1,349,653	114,973	3,012,893
Cash outflows (liabilities)	(807,061)	(779,061)	(1,216,438)	(113,301)	(2,915,861)
Effect on consolidated statement of income	(9,182)	(6,819)	18,544	(1,484)	1,060

	At December 31, 2014
	Up to 1	From 1 to	From 3 to	Over 5
	year	3 years	5 years	years	Total
	S/000	S/000	S/000	S/000	S/000

Cash inflows (assets)	355,359	987,824	469,331	655,378	2,467,892
Cash outflows (liabilities)	(406,278)	(1,023,455)	(471,256)	(567,705)	(2,468,694)
Consolidated statement of income	(27,425)	(10,806)	7,757	7,232	(23,242)

At December 31, 2015 the accumulated balance of net unrealized loss from the cash flow hedges is included as other comprehensive income in “Cash flow hedge reserves” and results from the current hedges (at December 31, 2015 and 2014, unrealized profit (loss) for approximately S/1.1 million and S/23.2 million, respectively) and hedges revoked (at December 31, 2015 and 2014, unrealized profit for approximately S/20.7 million and S/29.1 million respectively), which is being recognized in the consolidated statements of income over the remaining term of the underlying financial instrument. Also, the transfer of unrealized losses on cash flow hedges to the consolidated statement of income is shown in Note 18(c).

c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final consolidated statements of financial position account until the first days of the following month. These transactions do not affect the Group’s net consolidated income.

d)	The movement of the provision for sundry risks for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
	S/000	S/000	S/000

Balances at beginning of year	158,013	107,174	99,629
Provision, Note 28	38,248	70,094	24,089
Business combination, Note 2(a)	-	44,003	-
Decreases	-	(63,258)	(26,055)
Effect of change in presentation Note 3(c)(ii)	-	-	9,511
Balances at end of period	196,261	158,013	107,174

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

(e)	At December 31, 2015, Credicorp’s major associate is the investment in Pacífico EPS. (See Note 13).

At December 31, 2014 Credicorp kept an investment in Willis Corredores de Seguros S.A. Throughout of its subsidiary Grupo Crédito, a share purchase agreement was signed with Willis Europe BV, by which the latter acquired the total number of Grupo Crédito’s shares in Willis Perú held by Grupo Crédito S.A. for a total of 49.9% of said company.

This transaction involved the payment of US$ 3.5 million on August 18, 2015; the transfer of shares was made effective in that same month and had no material effect on the Group’s consolidated financial statements.

(f)	Call options of non-controlling interest-

Correval and IM Trust acquisition agreements include put and call options for the remaining non-controlling interest in those entities.

At the date of the initial transactions, the Group recognized financial liabilities relating to put options granted to the non-controlling interest in Correval and IM Trust amounting to US$59.2 million (equivalent to approximately S/165.5 million) and US$60.7 million (equivalent to approximately S/169.7 million), respectively and are recorded within “Put options” in the consolidated statement of changes in equity.

The formula used to calculate this obligation was agreed contractually and is based on the application of some multiples on the average projected net profit for the last eight quarters and the average net equity for the last four quarters preceding the date of each option. The amount resulting from applying the above-mentioned formula is discounted at a market interest rate reflecting the remaining periods and the credit risk relating to such flow. Also, the put and call options are valued using the same formula and minimum amounts of valuation have been set

At December 31, 2015 the new exercise dates of put options for non-controlling shareholders of Correval and IMTrust are: (i) from July 15 to July 23 2016; (ii) from October 15 to October 23, 2016; and (iii) from January 15 to January 23, 2017. Additionally, at December 31, 2015, Credicorp is entitled to exercise its call options from January 24 to January 31, 2017.

In 2015 as a result of the above-mentioned changes, the Group recorded a loss in “Other income and expenses” in the consolidated statement of income for approximately S/9.0 million (S/52.66. million in 2014 and S/0.4 in 2013).

(g)	Investment properties -

The movement of cost and accumulated depreciation of investment properties is as follows:

	2015
	Own assets
			Work in		2014
	Land	Building (b)	progress	Total	Total
	S/000	S/000	S/000	S/000	S/000

Cost
Balance at January 1	197,737	149,745	3,711	351,193	291,334
Additions (b)	1,032	65,017	188	66,237	74,736
Transfers (c)	7,157	42,984	(3,899)	46,242	601
Sales (d)	-	-	-	-	-
Disposal	-	(1,232)	-	(1,232)	(3,772)
Other	-	-	-	-	(11,705)
Balance at December 31	205,926	256,514	-	462,440	351,194

Accumulated depreciation
Balance at January 1	-	37,217	-	37,217	32,823
Depreciation for the period, Note 32	-	4,409	-	4,409	4,394
Disposals	-	(319)	-	(319)	-
Balance at December 31	-	41,307	-	41,307	37,217
Total investment properties, net	205,926	215,207	-	421,133	313,977

Property held as investment property are mainly used in rental office; major items of property are the buildings managed by Pacifico Vida. In 2015 the most significant acquisition was a building called “Nissan” Pacifico Vida, in the district of Surquillo.

13	NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

From January 1, 2015 by the agreement signed on December 30, 2014, Credicorp, through its subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros (hereinafter “PPS) Credicorp lost control over Pacífico EPS, the latter becoming its associate. See note 2(b).

The agreement had two major parts: (a) healthcare plans and medical services in Peru, implemented by Pacífico EPS and (b) For the health insurance business, a line of business of Credicorp, via its subsidiary PPS.

(i)	For healthcare plans and medical services, both parties have agreed to develop them in Peru, only and exclusively through Pacífico EPS and its subsidiaries. Therefore, Banmédica contributed to Pacífico EPS, at fair values, their Peruvian subsidiaries Clínica San Felipe S.A. and Laboratorios Roe S.A., plus US$32.0 million in cash to obtain 50 percent interest in the capital stock of Pacífico EPS. As a result of that transaction, Credicorp recorded a gain which was not be significant to the consolidated financial statements taken as a whole.

Although both parties have the same number of members on the Board, which governs the relevant activities of Pacífico EPS, in case of a tie vote, the Chairman of the Board (who is appointed by Banmédica) has the casting vote. Therefore, in accordance with IFRS, Credicorp transferred the control of Pacífico EPS to Banmédica, which directs the relevant activities of Pacífico EPS. As a result, since January 2015, Pacífico EPS became an associate of Credicorp.

As of December 31, 2014 under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (see Note 3(q)), the assets and liabilities of Pacífico EPS are presented in the captions “Non- current assets classified as held for sale” and “Liabilities directly associated with non-current assets classified as held for sale”, respectively in the consolidated statement of financial position.

At December 31, 2014 the balances of Pacifico EPS’s assets and liabilities included within “Non-current assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” are as follows:

2014
S/000

Non-current assets classified as held for sale -
Cash and due from banks	73,559
Available-for-sale investments	16,407
Property, furniture and equipment, net, Note 10(a)	185,186
Intangible assets and goodwill, net	312,822
Premiums and other policies receivable	67,902
Accounts receivable from reinsurers and coinsurers, Note 9(b)	244
Other assets:
Accounts receivable, net	118,577
Others	64,085
Total	838,782

Liabilities directly associated with assets classified as held for sale -
Due to banks and correspondents	115,558
Insurance claims reserves and payable from healthcare, Note 16(b)	142,800
Insurance technical reserves from healthcare, Note 16(c)	4,543
Other liabilities:
Account payable	158,329
Deferred income tax	45,413
Payroll, salaries and other personnel expenses	18,964
Provision for sundry risks	12,820
Contributions	1,957
Others	812
Total	501,196

For the year ended December 31, 2014, results of operations of Pacífico EPS included in the consolidated statement of income are as follows:

Income and expenses	2014
S/000

Net premiums earned	754,412
Net services	116,375
Net claims incurred and commission expenses for health insurance contracts	(653,637)
Gross income	217,150
Finance income	1,508
Finance expenses	(9,077)
Others, net	(190,643)
Profit before exchange difference and income tax	18,938
Exchange difference	(1,976)
Income tax	(6,519)
Profit for the year	10,443

The net cash flows of Pacífico EPS for the period ended December 31, 2014, are as follow:

Balances of the statement of cash flows	2014
S/000

Cash flows from operating activities	(265)
Cash flows from investing activities	(21,325)
Cash flows from financing activities	37,379

Net increase in cash and cash equivalents	15,789
Cash and cash equivalents at beginning of year	49,951
Escrow deposits	7,819
Cash and cash equivalents at end of year	73,559

(ii) For the health insurance business, which is part of the business performed by PPS, Banmédica paid US$25.0 million in cash to PPS to obtain 50 percent of the results related to this business line (health insurance business in Peru). The distributable income is held in equal parts (50 percent) and it is determined based on a formula agreed by both parties in the contract.

PPS contributes with the management of the business and Banmédica contributes with the business plan each year, which contains, among others, business strategies in technical, economic, technological and financial terms.

14	DEPOSITS AND OBLIGATIONS

(a)	This item consists of the following:

	2015	2014
	S/000	S/000

Demand deposits	28,499,990	25,158,454
Time deposits (b)	25,999,186	22,907,906
Saving accounts	24,904,565	21,208,831
Severance indemnity deposits	7,183,421	6,848,397
Bank’s negotiable certificates	1,720,800	660,376
Total	88,307,962	76,783,964
Interest payable	298,671	263,005
Total	88,606,633	77,046,969

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to such policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

The amounts of not-interest-bearing and interest-bearing deposits and obligations consist of the following:

	2015	2014
	S/000	S/000
Not-interest-bearing-

In Peru	23,324,797	22,136,141
In other countries	4,724,273	2,336,461
	28,049,070	24,472,602
interest-bearing -
In Peru	53,630,904	47,547,763
In other countries	6,627,988	4,763,599
	60,258,892	52,311,362
Total	88,307,962	76,783,964

(b)	The balance of time deposits classified by maturity is as follows:

	2015	2014
	S/000	S/000

Up to 3 months	14,493,389	14,299,303
From 3 months to 1 year	7,204,555	6,178,717
From 1 to 3 years	2,505,630	1,718,798
From 3 to 5 years	700,663	536,567
Up to 3 months	1,094,949	174,521
Total	25,999,186	22,907,906

As of December 31, 2015 and 2014 Management considers the Group’s deposits and obligations are diversified with no significant concentrations.

At December 31, 2015 and 2014 of the total balance of deposits and obligations in Peru, approximately S/25,213.2 million and S/24,681.5 million are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At those dates, maximum coverage recognized by “Fondo de Seguro de Depósitos” totaled S/96,246.0 and S/94,182.0, respectively.

15	DUE TO BANKS AND CORRESPONDENTS

(a)	This item consists of the following:

	2015	2014
	S/000	S/000

International funds and others (i)	5,569,602	7,081,100
Promotional credit lines (ii)	1,721,136	1,763,939
Inter-bank funds	446,000	334,800
	7,736,738	9,179,839
Interest payable	25,759	37,501
Total	7,762,497	9,217,340

(i)	This item consists of the following:

	2015	2014
	S/000	S/000

Bank of New York Mellon NY	477,540	238,880
Canadian Imperial Bank of Commerce TORONTO	426,375	-
Wells Fargo & Co.	392,265	800,248
Comunidad Andina de Fomento - CAF	387,785	429,180
HSBC	377,347	366,163
Bank of America (*)	340,760	-
Deutsche Bank	324,045	-
Sumitomo Mitsui Banking Corp	272,880	373,250
Standard Chartered Bank (**)	245,592	418,040
Corporación Financiera de Desarrollo (COFIDE)	230,072	184,236
Citibank N.A.	226,400	648,400
China Developmen Bank	204,001	357,062
JP Morgan Chase & Co. (***)	170,338	239,152
Bank of Tokyo (***)	170,127	238,880
International Finance Corporation IFC	152,092	165,332
Toronto Dominion Bank	102,431	170,873
Scotiabank Perú S.A.A	100,000	100,000
Responsability Global Microfinance Fund	95,666	118,537
Banco de la Nación	70,000	150,000
Préstamos sindicados	-	444,794
Bank of Montreal Canada	-	232,908
Barclays Bank PLC London	-	225,752
Banco Interamericano de Finanzas	-	100,000
Other below S/100 million	803,886	1,079,413
Total	5,569,602	7,081,100

(*)	At December 31, 2015 the loan agreed for US$100.0 million equivalent to S/341.1 million (S/340.8 million net of transaction costs) is hedged with an interest rate swaps (IRS) for an amount equal to the principal and same maturity date, see 12(b); that loan was economically converted to a fixed-rate loan.

(**)	At December 31, 2015 a loan amounting to US$30.0 million equivalent to a S/102.3 million is hedged with an interest rate swap (IRS) for an amount equal to the principal and same maturity date, see 12(b); that loan was economically converted to a fixed-rate loan.

(***)	Also at December 31, 2015 , loans totaling S/341.1 million (S/340.5 million net of transaction costs|) are hedged with two interest rate swaps (IRS) for an amount equal to the principal and same maturity date, see 12(b); those loans were economically converted to a fixed-rate loan.

At December 31, 2015 loans have maturities between January 2016 and December 2035 (from January 2015 and August 2023 at December 31, 2014 ) and bear interest at rates ranging from 0.62 to 8.00 percent (from 0.53 to 9.33 percent at December 31, 2014 ).

(ii)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronym, respectively) to promote the development of Peru, they have maturities between August 2016 and December 2035 at annual interest rates are ranging from 6.00 and 7.75 percent (between February 2015 to March 2033 and annual interest rates range from 1.50 to 7.75 percent at December 31, 2014 ). These credit lines are secured by a loan portfolio totaling S/1,721.1 million and S/1,763.9 million at December 31, 2015 and December 31, 2014, respectively.

Some due to banks and correspondents include standard covenants related to financial ratios, use of funds and other administrative matters, which in Management’s opinion, do not limit the Group’s operations and it has fully complied with as of the dates of the consolidated financial statements.

(b)	The table below shows maturities of due to banks and correspondents at December 31, 2015 and 2014 based on the remaining period to the maturity date:

	2014	2015
	S/000	S/000

Up to 3 months	1,881,200	2,564,914
From 3 months to 1 year	3,055,071	2,710,605
From 1 to 3 years	1,286,206	2,446,952
From 3 to 5 years	329,832	723,548
Over 5 years	1,184,429	733,820
Total	7,736,738	9,179,839

(c)	At December 31, 2015 and 2014, lines of credit granted by several local and foreign financial institutions, available for future operating activities amounted to S/7,291.4 million and S/8,845.4 million, respectively.

16	INSURANCE CLAIMS RESERVES, TECHNICAL RESERVES AND PAYABLES FROM HEALTHCARE

(a)	This item consists of the following:

	2015
	Claims reserves		Technical
	Direct	Assumed	reserves	Total
	S/000	S/000	S/000	S/000

Life insurance	478,960	-	4,755,154	5,234,114
General insurance	335,818	-	582,453	918,271
Health insurance	64,896	-	144,346	209,242
Total	879,674	-	5,481,953	6,361,627

	2014
	Claims reserves		Technical
	Direct	Assumed	reserves	Total
	S/000	S/000	S/000	S/000

Life insurance	345,812	-	3,929,027	4,274,839
General insurance	368,266	3,480	561,622	933,368
Health insurance	63,309	-	125,543	188,852
Total	777,387	3,480	4,616,192	5,397,059

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statements of financial position, see Note 9.

At December 31, 2015 the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/189.61 S/16.76 and S/45.68 million , respectively (S/139.4, S/11.7 and S/42.2 million , respectively , at December 31, 2014 ).

During 2015 and previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. Retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2015 and 2014.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

The movement for the years ended December 31, 2015 and 2014 of insurance claims and technical reserves is as follows:

(b)	Insurance claims reserves (direct and assumed):

	2015
	Life	General	Health
	insurance	insurance	insurance	Total
	S/000	S/000	S/000	S/000

Beginning balance	345,812	371,746	63,309	780,867
Claims, Note 25	546,645	341,470	263,438	1,151,553
Payments	(423,057)	(416,649)	(266,107)	(1,105,813)
Exchange difference	9,560	39,251	4,256	53,067
Ending balance	478,960	335,818	64,896	879,674

	2014
	Life	General	Health
	insurance	insurance	insurance	Total
	S/000	S/000	S/000	S/000

Beginning balance	367,434	464,717	157,565	989,716
Claims, Note 25	351,445	337,864	834,296	1,523,605
Payments	(376,292)	(418,369)	(784,924)	(1,579,585)
Transfers to liabilities directly Associated with non-current assets Classified as held for sale, note 13	-	-	(142,800)	(142,800)
Exchange difference	3,225	(12,466)	(828)	(10,069)
Ending balance	345,812	371,746	63,309	780,867

(c)	Technical reserves:

	2015
	Life	General	Health
	insurance	insurance	insurance	Total
	S/000	S/000	S/000	S/000

Beginning balance	3,929,027	561,622	125,543	4,616,192
Unearned premium and other technical reserves variation, net	663,577	(32,811)	13,728	644,494
Insurance subscriptions	-	-	-	-
Payments	(174,735)	-	-	(174,735)
Exchange difference	337,285	53,642	5,075	396,002
Ending balance	4,755,154	582,453	144,346	5,481,953

	2014
	Life	General	Health
	insurance	insurance	insurance	Total
	S/000	S/000	S/000	S/000

Beginning balance	3,308,578	573,355	113,066	3,994,999
Time course expenses and others	168,911	-	-	168,911
Unearned premium and other technical reserves variation, net	14,778	(8,379)	16,530	22,929
Insurance subscriptions	433,896	-	-	433,896
Payments	(144,245)	-	-	(144,245)
Transfers to liabilities directly Associated with non-current assets classified as held for sale, note 13	-	-	(4,543)	(4,543)
Exchange difference	147,109	(3,354)	490	144,245
Ending balance	3,929,027	561,622	125,543	4,616,192

At December 31, 2015 and 2014 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival annuities and individual life (included unit linked insurance contracts) reserves as of those dates, were the following:

	At December 31, 2015		At December 31, 2014
Modality	Mortality table	Technical rates	Mortality table	Technical rates

Annuities	RV – 2009, B- 2006	5.00% - 6.03% in US$	RV – 2009, B- 2006	1.50% - 3.56% in S/
	and MI – 2006	3.56% in soles VAC	and MI – 2006	4.50% - 6.39% adjusted in S/
		5.03% -5.40% adjusted in US$		3.50% - 6.03% in US$
		5.54% -6.57% in adjusted soles		3.50% -5.40% adjusted in US$
		2.24 – Soles VAC		2.18% - 3.55% in S/

Disability and survival (*)	B - 85, B – 85	4.12 adjusted dollars	B - 85, B – 85	3.00% adjusted in S/
	adjusted, MI – 85,	5.53% adjusted soles	adjusted,	and 5.42% in US$
	B-2006 and MI-2006	3.00% - 3.4407%	MI – 85, B-2006 and	3.00% - 4.18% adjusted
			MI-2006	in US$

Regular life and insurance contracts Unit Linked	CS0 80 adjusted	4.00% - 5.00% in US$	CS0 80 adjusted	4.00% - 5.00% in US$

(*)	This item includes retirements for complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2015 and 2014, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival annuities contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, being the results as follows:

	At December 31, 2015			At December 31, 2014
		Variation of the reserve			Variation of the reserve
	Amount of			Amount of
Variables	the reserve	Amount	Percentage	the reserve	Amount	Percentage
	S/000	S/000%		S/000	S/000%

Portfolio in S/- Basis amount	516,986			981,168
Changes in interest rates: + 100 bps	470,508	(46,478)	(8.99)	876,883	(104,285)	(10.63)
Changes in interest rates: - 100 bps	572,606	55,620	10.76	1,108,406	127,238	12.97
Changes in Mortality tables to 105%	510,912	(6,074)	(1.17)	972,021	(9,147)	(0.93)
Changes in Mortality tables to 95%	523,401	6,415	1.24	990,861	9,693	0.99

Portfolio in US$ - Basis amount	1,312,769			1,515,520
Changes in interest rates: + 100 bps	1,176,417	(136,352)	(10.39)	1,378,153	(137,367)	(9.06)
Changes in interest rates: - 100 bps	1,478,464	165,695	12.62	1,680,010	164,490	10.85
Changes in Mortality tables to 105%	1,300,244	(12,525)	(0.95)	1,498,437	(17,083)	(1.13)
Changes in Mortality tables to 95%	1,326,043	13,274	1.01	1,533,647	18,127	1.20

17	BONDS AND NOTES ISSUED

(a)	This item consists of the following:

	Weighted annual
	interest rate	Interest payment	Maturity	Issued amount	2015	2014
	%				S/000	S/000

Senior notes - (i)	5.38	Semi-annual	September 2020	US$800,000	2,832,041	2,466,857
Senior notes - (i)(x)	Between 4.25 and 4.75	Semi-annual	Between March 2016 and April 2023	US$700,000	2,489,795	2,141,333
Senior notes - (ii)	4.25	Semi-annual	April 2023	US$350,000	1,246,995	1,096,688

CCR Inc. MMT 100 – Secured notes - (iii)
2006 Series A Floating rate certificates	Libor 1m + 24 pb	Monthly`	March 2016	US$100,000	4,780	27,730
2008 Series A Fixed rate certificates	6.27	Monthly	June 2015	US$150,000	-	38,374
2008 Series B Floating rate certificates	Libor 1m + 25 pb	Monthly	December 2015	US$150,000	-	82,115
2010 Series B Floating rate certificates	Libor 1m + 57.6 pb	Monthly	March 2016	US$100,000	8,878	51,498
2010 Series C Floating rate certificates	Libor 1m + 44.5 pb	Monthly	July 2017	US$350,000	425,493	561,097
2012 Series s A and B Floating rate certificates	Libor 1m + 22.5 pb	Monthly	July 2017	US$150,000	255,825	373,250
2012 Series C Fixed rate certificates	4.75	Monthly	July 2022	US$315,000	997,717	940,590
					1,692,693	2,074,654

Corporate bonds -
Second program
First issuance (Series B)	6.81	Semi-annual	March 2015	S/125,000	-	20,774
First and Second issuance (Series A) - Edyficar	Between 5.47 and 5.50	Semi-annual	Between April 2015 and Jan 2016	S/130,000	66,500	123,078
Third issuance (Series s A y B)	Between 8.47 and 8.50	Quarterly	Between June and July 2018	S/200,000	200,000	194,820

Third program
First issuance (Series A) - Edyficar	5.28	Semi-annual	November 2016	S/62,108	54,972	55,108
Third issuance (Series B) - Edyficar	5.16	Semi-annual	May 2017	S/50,000	46,200	46,200
First issuance (Series s A y B) - Mibanco	5.39	Semi-annual	Between May and July 2017	S/98,800	51,432	85,425
Second issuance (Series A) - Mibanco	5.34	Semi-annual	April 2015	S/50,000	-	15,596
Fourth issuance (Series s A) - Mibanco	4.78	Semi-annual	December 2017	S/100,000	91,235	95,423
Fifth issuance (Series s A y B) - Mibanco	6.77	Semi-annual	Between January and March 2017	S/84,660	79,225	70,306
Sixth issuance (Series A) - Mibanco	6.56	-	July 2018	S/100,000	87,000	-

Fourth program
Ninth issuance (Series A)	6.22	Semi-annual	November 2016	S/128,000	127,640	127,564
Tenth issuance (Series s A, B and C)	5.92	Semi-annual	Between December 2021 and November 2022	S/550,000	546,360	536,062
					1,350,564	1,370,356

	Weighted annual
	interest rate	Interest payment	Maturity	Issued amount	2015	2014
	%				S/000	S/000

Subordinated notes - (v)	6.13	Semi-annual	April 2027	US$720,000	2,471,995	2,177,213
Subordinated notes – (vi)	6.88	Semi-annual	September 2026	US$350,000	1,230,909	1,024,735
Junior subordinated bonds – (vii)	9.75	Semi-annual	November 2069	US$250,000	873,100	755,036

Subordinated bonds
First program
First issuance (Series A)	6.22	Semi-annual	May 2027	S/15,000	15,000	15,000
First issuance (Series A) - PPS	6.97	Quarterly	November 2026	US$60,175	203,828	179,857
First, second and third issuance (Series A) - Edyficar	Between 6.19 and 8.16	Semi-annual	Between October 2021 and December 2022	S/110,000	108,391	109,100
Fourth issuance (Series s A, B, C y D)	Between 6.53 and 8.50	Quarterly Between	February and May 2016	US$113,822	388,074	339,713
Fifth issuance (Series A) - Edyficar	7.75	Semi-annual	July 2024	S/88,009	88,009	88,009

Issuance I – Credit bonds Bolivia	6.95	Annual	August 2028	Bs70,000	34,857	28,622
Issuance II - Credit bonds Bolivia	5.08	Annual	August 2022	Bs137,200	69,696	-
					907,855	760,301
Negotiable certificate of deposit - (vii)	7.45	Semi-annual	October 2022	S/483,280	474,445	477,168
Negotiable certificate of deposit - Mibanco	4.50	Annual	April 2020	S/103,250	8,320	22,838
Negotiable certificate of deposit –
Third program - Third issuance (Series C)	4.02	Annual	November 2015	S/103,250	-	99,828

Subordinated negotiable certificates
of deposit - (viii)	6.88	Semi-annual	Between November 2021 and September 2026	US$129,080	415,408	367,623

Leasing bonds - First program - (ix)
Sixth issuance (Series A)	8.72	Quarterly	August 2018	S/100,000	100,000	100,000
					16,094,120	14,934,630
Interest payable					193,842	169,963
Total					16,287,962	15,104,593

During 2014, due to change in functional currency, the Group revoked the corporate bonds hedged. Since 2014, the unrealized loss from the fair value of the derivative will be recorded in the consolidated statements of income over the remaining term of the derivative´s underlying (corporate bonds), see Note 18 (c).

During 2015 the Group held IRS from 2014, which were designated as fair value hedges of certain corporate bonds, subordinated bonds and notes denominated in U.S. Dollars at fix rate; through IRS, these bonds and notes were economically converted to variable interest rate. As of December 31, 2015, these bonds and notes are recorded at fair value and, as result, they recorded a loss amounting to approximately S/227.8 million, which is presented net of the gain in the related derivatives for approximately S/247.6 million in “Interest and similar expenses” in the consolidated statement of income.

(i)	The Bank can redeem in whole or in a part these notes at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity or redemption.

(ii)	The Bank can redeem in whole or in a part these notes at any time, with the penalty of the payment of an interest rate equivalent to the American Treasury plus 50 basis points. Payment of principal will take place at the date of maturity or redemption.

(iii)	All issuances are secured by the collection of BCP's (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

As of December 31, 2015 cash flows of issuances in 2006 with series “A”, in 2008 with series “B” and in 2010 with series "C", which are subject to variable interest rates, have been hedged using IRS for a notional amount of S/465.4 million (S/746.5 million as of December 31, 2014), see Note 12(b); through IRS, such issuances were economically converted to a fix interest rate.

(iv)	From April 24, 2022, the Bank will pay a floating interest rate of Libor at 3 months plus 704.3 basis points. Between April 24, 2017 and until April 23, 2022, the Group may redeem all or part of the subordinated notes with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from April 25, 2022 or at any later date of coupon payment, the Bank will be able to redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(v)	From September 16, 2021, the interest rate becomes a floating rate of Libor 3 months plus 770.8 basis points. Between September 16, 2016 and until September 15, 2021, the Group may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, the Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(vi)	In November 2019, interest rate will be Libor at 3 months plus 816.7 basis points. On that date and on any interest payment date the Bank can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or upon redemption.

This issuance, under the provisions of the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees

(vii)	In October 2017, interest rate will be the average of at least three valuations on the market interest rate for sovereign bonds issued by the Peruvian Government (with maturity on 2037), plus 150 basis points, with semiannual payments. From such date, and on any subsequent date of payment of interest, the Group can redeem 100 percent of the certificates, without penalties. Payment of principal will take place at the date of maturity of bonds (October 2022) or upon redemption.

(viii)	In November 2016, the interest rate will change to a floating interest rate, established as Libor plus 2.79 percent, payments at 3 months. From such date, and on any subsequent date of payment of interest, the Group can redeem 100 percent of the debt, without penalties. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(ix)	Leasing bonds are collateralized by the fixed assets financed by the Group.

(x)	In June 2014, the Group offered an Exchange to the tenders of senior notes, by which the notes were partially replaced with new notes, at market rate, with the same characteristics of the senior notes indicated in (i) above.

(b)	The table below shows the bonds and notes issued, classified by maturity:

	2015	2014
	S/000	S/000

Up to 3 months	2,791,495	20,774
From 3 months to 1 year	182,611	292,491
From 1 to 3 years	1,502,942	2,346,681
From 3 to 5 years	3,255,769	294,820
More than 5 years	8,361,303	11,979,864
Total	16,094,120	14,934,630

18	EQUITY

a)	Share capital -

At December 31, 2015, 2014 and 2013 a total of 94,382,317 have been issued at US$5 par value each.

b)	Treasury stock -

At December 31, 2015 treasury stock comprises the par value of 14,903,833 shares of Credicorp Ltd.(14,894,664 and 14,892,821 shares of Credicorp at December 31, 2014 and 2013, respectively) that owned by Group companies.

During 2015, 2014 and 2013 the Group bought 145,871, 144,898 and 163,000 shares of Credicorp Ltd., respectively , for a total of US$21.7 million (equivalent to S/72.9 million ), US$18.6 million (equivalent to S/45.6 million ) y US$24.0 million (equivalent to S/65.1 million ), respectively .

c)	Reserves -

Certain of the Group subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending of its activities and county in which manufacturing takes place); this reserve should be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2015, 2014 and 2013 the balance of reserves approximately amounts to S/2,996.7, S/2,731.7 and S/2,017.2, respectively.

At the Board meetings held on February 25, 2015, February 25, 2014 and February 27, 2013 the decision was made to transfer from “Retained earnings” to “Reserves” S/1,820.0 million , S/1,200.8 million and S/1,471.6 million , respectively.

“Other reserves” include unrealized gains (losses) on Available-for-sale investments and on cash flow hedges, net of deferred income tax and non-controlling interest. Movement was as follows:

	Net unrealized gains (losses):
	Reserve for	Reserve for	Foreign
	available-for-sale	cash flow	exchange
	investments	hedges	translation	Total
	S/000	S/000	S/000	S/000

Balances at January 1, 2013	1,714,630	(110,435)	(1,166,988)	437,207
Decrease in net unrealized gains on Available-for-sale investments	(341,470)	-	-	(341,470)
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(488,096)	-	-	(488,096)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(c)	3,041	-	-	3,041
Change from net unrealized gains on cash flow hedges, Note 12(b) (ii)	-	108,130	-	108,130
Transfer of net realized gains on cash flow hedges to profit or loss, Note 12(b) (ii)	-	(2,232)	-	(2,232)
Exchange difference	-	-	1,012,305	1,012,305
Effect of change in presentation currency, Note 3 (c) (iv)	139,658	(7,398)	-	132,260

Balances at December 31, 2013	1,027,763	(11,935)	(154,683)	861,145
Increase in net unrealized gains on Available-for-sale investments	292,418	-	-	292,418
Transfer of net realized gains de Available-for-sale investments to profit or loss, net of realized losses	(104,360)	-	-	(104,360)
Transfer of impairment loss on Available-for-sale investments to profit or loss, Note 6(c)	7,794	-	-	7,794
Change in net unrealized gains on cash flow hedges, Note 12(b) (ii)	-	(38,943)	-	(38,943)
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	-	56,815	-	56,815
Exchange difference	-	-	(51,483)	(51,483)

Balances at December 31, 2014	1,223,615	5,937	(206,166)	1,023,386
Decrease in net unrealized gains on Available-for-sale investments	(323,347)	-	-	(323,347)
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized losses	(191,717)	-	-	(191,717)
Transfer of impairment loss of Available-for-sale investments to profit or loss, Note 6(c)	(55,647)	-	-	(55,647)
Change from net unrealized losses on cash flow hedges, Note 12(b) (ii)	-	(50,273)	-	(50,273)
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)ii)	-	(11,160)	-	(11,160)
Foreign exchange translation	-	-	270,908	270,908
Balances at December 31, 2015	652,904	45,050	(64,742)	762,696

During 2014, the Group revoked certain cash flow hedge derivatives due to the change in Group functional to Soles, as a result, the net unrealized gain from the fair value of derivatives amounting to S/16.4 million, previously recognized in the consolidated statement of changes in equity will be recognized in the consolidated statement of income over the remaining term of the underlying items.

d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivatives financial instruments used as cash flow hedges; their movements are as follows:

	2015	2014	2013
	S/000	S/000	S/000

Available-for-sale investments:
Unrealized gains (losses) on available-for-sale investments	(323,347)	292,418	(341,470)
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	(191,716)	(104,360)	(488,096)
Transfer of impairment losses on available-for-sale investments to profit or loss	(55,647)	7,794	3,041
Sub total	(570,710)	195,852	(826,525)
Non-controlling interest	(46,532)	8,398	(45,181)
Income tax	(18,503)	(6,853)	(47,828)
	(635,745)	197,397	(919,534)
Cash flow hedge:
Net (loss) gains on cash flow hedges	50,273	(38,943)	108,130
Transfer of net realized losses (gains) on cash flow hedges to profit or loss	(11,160)	56,815	(2,232)
Sub total	39,113	17,872	105,898
Non-controlling interest	-	-	-
Income tax	1,957	1,016	16,302
	41,070	18,888	122,200
Foreign exchange translation:
Exchange gains or losses	270,908	(51,483)	1,012,305
Non-controlling interest	-	(2,522)	11,275
	270,908	(54,005)	1,023,580

e)	Dividend distribution -

During 2015, 2014 and 2013, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$174.4, US$151.5 and US$207.4 million, respectively (equivalent to approximately 540.0, S/429.4 and S/535.2 million , respectively ). In this sense, during the years 2015, 2014 and 2013, cash dividend payouts per share totaled US$1.8 US$1.9 and US$2.6, respectively.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2015 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 6.8 percent withholding tax and but at December 31, 2014 and 2013 the withholding rate was 4.1 percent.

This rate will be progressively increased as follows:

Income tax on profits generated in	%

Until 2014	4.1
2015 and 2016	6.8
2017 and 2018	8
From 2019 onwards	9.3

f)	Regulatory capital -

At December 31, 2015 and 2014 the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS totals approximately S/18,614,7 million and S/16,377.8 million , respectively . At those dates, the Group’s regulatory requirement exceeds by approximately S/1,834.4 million and S/2,217.5 million, respectively the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

Until December 31, 2015, Peruvian statutory Income Tax rate is 28 percent on taxable income after calculating the workers’ profit sharing, which is determined using a 5 percent rate. By means of Law No.30296, published on December 31, 2014 income tax rate was reduced as per the following schedule:

Effective for fiscal years	%

2015 and 2016	28
2017 and 2018	27
From 2019 onward	26

As a consequence, deferred tax assets and liabilities on temporary differences that are expected to reverse during those years have been measured at such corresponding rates.

The Bolivian statutory Income Tax rate is 25 percent.

Also, the Chilean statutory Income Tax rate to resident legal persons is 21% for 2014. On the other hand, natural or legal persons do not domiciled in Chile are subject to additional tax, which is applied with an overall rate of 35%. It operates in general on the basis of withdrawals and distributions or income remittances abroad, other Chilean source. Affected taxpayers this tax are entitled to a credit of First Category Tax paid by companies on income withdrawn or distributed.

For 2015 and 2016 the tax rate will be 22.5 and 24 percent. In the last quarter of 2016, companies resident in Chile must choose between the “Income Tax attributed system” or “Income Tax partially attributed system” for determining the income tax from the financial year 2017. The Group decided to choose the “Income Tax attributed system”. The additional tax rate has not been changed.

The Colombian statutory income Tax rate is 25%. As of January 1, 2013 is applicable income tax for equity-CREE with a rate of 9% in the first three years and 8% in the following years. In addition, the rate of income tax payable in Colombia amounted to 34%.

Since 2015, the 9% CREE rate will be permanent, leaving aside the 8% reduction would be effective from fiscal 2016. In addition, a surcharge of CREE is created, equivalent to excess of 5% for any amount exceeding US$336,000, which shall be 6% in 2016, 8% in 2017 and 9% in 2018.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2015, 2014 and 2013, no taxable income was generated from their operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2015	2014	2013
	%	%	%

Peruvian statutory income tax rate	28.00	30.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of subsidiaries not domiciled in Peru	(0.37)	0.39	0.01
(ii) Non-taxable income, net	(0.17)	(1.95)	(1.95)
(iii) Translation results not considered for tax purposes	-	0.11	6.11
(iv) Effect of change in Peruvian tax rates	-	0.02	-
Effective income tax rate	27.46	28.57	34.17

b)	Income tax expense for the years ended December 31, 2015, 2014 and 2013 comprises:

	2015	2014	2013
	S/000	S/000	S/000

Current -
In Peru	1,217,907	1,188,552	791,054
In other countries	96,495	32,382	13,143
	1,314,402	1,220,934	804,197

Deferred -
In Peru	22,667	(182,465)	(82,539)
In other countries	(139,862)	(53,819)	53,519
Effect of change in Peruvian tax rates	-	(16,426)	-
	(117,195)	(252,710)	(29,020)
Total	1,197,207	968,224	775,177

The deferred income tax has been calculated on all temporary differences considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2015	2014
	S/000	S/000

Net deferred income tax asset
Deferred income tax assets
Allowance for loan losses, net	490,466	398,929
Valuation of hedged bonds and notes, Note 17(a)	71,367	50,921
Provision for sundry expenses	31,730	41,393
Reserve for sundry risks, net	53,833	22,293
Unrealized loss in valuation on cash flow hedge derivatives	4,774	1,271
Other	97,259	75,285

Deferred income tax liabilities
Buildings depreciation	(58,361)	(47,085)
Unrealized gain on available-for-sale investments	-	(8,559)
Intangible, net	(98,220)	-
Unrealized gain on hedge derivatives valuations	(36,897)	(6,719)
Gain for difference tax exchange	(20,331)	(39,787)
Other	(11,000)	(15,707)
Total	524,620	472,235

Net deferred income tax liability
Deferred income tax assets
Allowance for loan losses, net	-	33,016
Reserve for sundry risks, net	4,486	3,664
Other	42,333	46,030

Deferred income tax liabilities
Unrealized gains on available-for-sale investments	(20,333)	(155,363)
Intangibles assets, net	(52,712)	(157,806)
Buildings depreciation	(4,749)	(5,547)
Other	(107,911)	(29,283)
Total	(138,886)	(265,289)

At December 31, 2015 , 2014 and 2013, Credicorp and Subsidiaries have recorded deferred income tax balance of S/19.1 million , S/27.8 million and S/87.2 million , respectively ,resulting from unrealized gains and losses on available-for-sale investments and cash flow hedges.

d)	The Peruvian Tax Authorities have the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú	2011 al 2015
Edyficar	2012 al 2015
Prima AFP	2012 to 2015
Pacífico Peruano Suiza	2012 al 2015
Pacífico Vida	2012 al 2015

At December 31, 2015 Peruvian tax authorities are currently examining the BCP’s income tax returns for fiscal 2009 and those fiscal 2011 of Mibanco and Pacifico Peruano Suiza. Also, Bolivian tax authorities are currently examining BCB’s income tax returns for fiscal 2013. Additionally, Banco de Crédito del Perú’s ESSALUD is undergoing tax audit by Peruvian tax authorities for fiscal 2012.

The Bolivian, Chilean and Colombian tax authorities have the right to review and, if necessary, amend the annual income tax returns filed by the foreign subsidiaries operating in those countries for the last four, three and two fiscal years, respectively, after their filing date. Income tax returns of the subsidiaries below remain to be examined by the respective tax authorities for the following fiscal years:

Banco de Crédito de Bolivia	2010, 2012, 2014, 2015
Correval	2014 and 2015
IM Trust	2013, 2014 and 2015

OperaSince tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries operate, are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interests that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, December 31, 2015 and 2014.

20	SHARE-BASED COMPENSATION PLANS

a)	Stock appreciation rights -

As indicated in Note 3(z) (i), the Group granted Credicorp stock appreciation rights (SARs) to certain employees. During 2014, all SARs were executed by the Group.

The expected life of the SARs was based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflected the assumption that the historical volatility over a period similar to the life of the SARs is indicative of future trends, which may also not necessarily be the actual outcome.

At December 31, 2014 all SARs were executed by the Group. The Group assumed the payment of the related income tax on behalf of its employees, which was 30 percent on the benefit.

The liability recorded for this plan, including the above mentioned income tax, is included in “Other liabilities - Payroll taxes, salaries and other personnel expenses” of the consolidated statements of financial position, Note 12(a), and the related expense in “Salaries and employees benefits” of the consolidated statements of income.

b)	Stock awards (“equity-settled transaction”) -

As indicated in Note 3(z) (ii), on March or April of each year (the “grant date”), the Group grants Credicorp shares (“stock awards”) to certain employees. Shares granted vest 33.3 percent in each one of the subsequent three years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent on the benefit.

The fair value of stock awards granted is estimated at the grant date using a binomial pricing model with similar key assumptions as those used for the valuation of SARs (see paragraph (a) above), taking into account the terms and conditions upon which the shares were granted.

During 2015, 2014 and 2013 the Group has granted approximately 129,091,126,150 and 117,562 Credicorp shares, of which 252,378 and 252,689 shares were pending delivery as of December 31, 2015 and 2014, respectively. During those years, the recorded expense amounted to approximately S/73.1 million and S/44.6 million, respectively.

(c)	Long-term incentive plan Credicorp Capital Ltda and Subsidiaries

In 2015 an executive retention plan was implemented by which a long-term benefit (3 years) is given, based on certain performance criteria, which is recognized as a liability and an expense year on year. These incentives are based on a formula that takes into account the results of operations of Grupo Credicorp Capital, as a referenced measure, and applying certain adjustments to the accounting profits of the Group companies.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2015	2014
	S/000	S/000

Contingent credits - indirect loans (b), Note 7(a)
Guarantees and standby letters	17,415,674	15,892,731
Import and export letters of credit	1,589,006	1,426,727
	19,004,680	17,319,458

Responsibilities under credit lines agreements (c)	23,002,691	17,061,832

Reference value of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in note 12 (b).

b)	In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statements of financial position.

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

c)	Lines of credit obtained include consumer lines of credit and other consumer loans facilities (credit cards) granted to customers and are cancelable upon related notice to customer.

22	INTEREST AND SIMILAR INCOME AND INTEREST AND SIMILAR EXPENSE

This item consists of the following:

	2015	2014	2013
	S/000	S/000	S/000

Interest and similar income
Interest on loans	8,706,372	7,667,485	6,156,893
Interest on available-for-sale investments	853,365	690,605	723,631
Interest on due from banks	32,818	52,243	93,794
Dividends from available-for-sale investments and trading securities	55,594	60,145	48,576
Interest on trading securities	68,538	70,542	30,922
Net P&L from hedging derivatives instruments and trading	238,855	22,202	-
Other interest and similar income	67,402	37,644	32,654
Total	10,022,944	8,600,866	7,086,470

Interest and similar expense
Interest on deposits and obligations	(859,797)	(831,350)	(821,160)
Interest on bonds and notes issued	(753,174)	(749,691)	(788,796)
Interest on due to banks and correspondents	(758,396)	(420,617)	(246,222)
Loss from hedging derivatives instruments and trading	(30,917)	-	(63,660)
Other interest and similar expense	(155,766)	(184,404)	(196,735)
Total	(2,558,050)	(2,191,062)	(2,116,573)

23	BANKING SERVICE COMMISSIONS

This item consists of the following:

	2015	2014	2013
	S/000	S/000	S/000

Maintenance of accounts, transfers and credit and debit card services	1,350,699	1,236,722	1,180,372
Funds management	476,277	452,956	397,558
Contingent loans fees	214,501	195,565	173,772
Collection services	344,375	262,689	238,955
Commissions for banking services	215,478	117,634	85,018
Brokerage and custody services	70,437	137,159	104,186
Other	195,056	119,104	80,066
Total	2,866,823	2,521,829	2,259,927

24	NET PREMIUMS EARNED

a)	This item consists of the following:

		Premiums ceded	Assumed		Percentage of
	Gross	to reinsurers-	from other	Net premiums	assumed net
	premiums (*)	net (**)	companies, net	earned	premiums
	S/000	S/000	S/000	S/000%

2015
Life insurance	857,576	(36,971)	-	820,605	0.00
Health insurance	388,002	(9,186)	700	379,516	0.18
General insurance	948,177	(423,955)	9,635	533,857	1.80
Total	2,193,755	(470,112)	10,335	1,733,978	0.61

2014
Life insurance	671,380	(33,626)	-	637,754	0.00
Health insurance	1,078,211	(8,426)	1,114	1,070,899	0.10
General insurance	909,207	(450,964)	22,770	481,013	4.74
Total	2,658,798	(493,016)	23,884	2,189,666	1.09

2013
Life insurance	786,239	(33,247)	3,209	756,201	0.42
Health insurance	947,481	(10,289)	2,252	939,444	0.24
General insurance	860,616	(427,658)	14,174	447,132	3.17
Total	2,594,336	(471,194)	19,635	2,142,777	0.92

(*)	Includes the annual variation of the unearned premiums and other technical reserves. The decrease of net earned premiums is due to the sale of Banmédica. See Note 2(b) and 13.

(**) “Premiums ceded to reinsurers, net” include:

	2015	2014	2013
	S/000	S/000	S/000

Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(145,618)	(143,041)	(136,009)
Premiums ceded for facultative contracts, Note 9(b)	(331,329)	(314,624)	(347,378)
Annual variation for unearned premiums ceded reserves, Note 9(b)	6,835	(35,351)	12,193
	(470,112)	(493,016)	(471,194)

b)	Gross premiums earned by insurance type and its participation over total gross premiums are described below:

	2015		2014		2013
	S/000%		S/000%		S/000%

Life insurance (i)	857,576	38	671,380	25	786,239	30
Health insurance (ii)	388,002	18	1,078,211	41	947,481	37
General insurance (iii)	948,177	44	909,207	34	860,616	33
Total	2,193,755	100	2,658,798	100	2,594,336	100

i)	The breakdown of life insurance gross premiums earned is as follows:

	2015		2014		2013
	S/000%		S/000%		S/000%

Credit Life	343,643	40	271,269	40	212,352	27
Group Life	187,857	22	168,912	25	156,964	20
Retirement, disability and survival (*)	116,251	14	2,344	-	204,108	26
Annuities	16,853	2	10,194	2	5,092	1
Individual life and personal accident (**)	192,972	22	218,661	33	207,723	26
Total life insurance gross premiums	857,576	100	671,380	100	786,239	100

(*)	This item includes retirements for complementary Work Risk Insurance (SCTR by its Spanish acronym)

(**)	This item includes Unit Linked insurance contracts

ii)	Health insurance gross premiums includes medical assistance which amounts to S/348.8 million in 2015 (S/1,052.3 and S/919.6 million in 2014 and 2013 respectively) and represents 89.9 percent of this line of business in 2015 (97.60 y 97.05 percent in 2014 and 2013 respectively), see note 13.

iii)	General insurance gross premiums consists of the following:

	2015		2014		2013
	S/000%		S/000%		S/000%

Automobile	319,130	33.66	338,378	37.22	306,235	35.58
Fire and allied lines	212,197	22.38	163,984	18.04	148,349	17.24
Technical lines (*)	74,182	7.82	73,683	8.10	81,014	9.41
Third party liability	41,815	4.41	64,462	7.09	60,756	7.06
Aviation	64,380	6.79	47,689	5.25	60,224	7.00
Theft and robbery	73,305	7.73	67,446	7.42	57,314	6.66
Transport	61,424	6.48	48,825	5.37	46,007	5.35
SOAT (Mandatory automobile line)	23,608	2.49	28,381	3.12	31,310	3.64
Marine Hull	21,851	2.30	17,671	1.94	20,923	2.43
Others	56,285	5.94	58,688	6.45	48,484	5.63
Total general insurance gross premiums	948,177	100.00	909,207	100.00	860,616	100.00

(*)	Technical lines include Contractual All Risk (CAR), Machinery breakdown, Erection All Risk (EAR), Electronic equipment (EE), Construction equipment All Risk (TREC).

25	NET CLAIMS INCURRED FOR LIFE, PROPERTY AND CASUALTY AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2015
	Life	General	Health
	insurance	insurance	insurance (*)Total
	S/000	S/000	S/000	S/000

Gross claims, Note 16(b)	546,645	341,470	263,438	1,151,553
Ceded claims,	(26,490)	(85,109)	(8,295)	(119,894)
Net insurance claims	520,155	256,361	255,143	1,031,659

	2014
	Life	General	Health
	insurance	insurance	insurance	Total
	S/000	S/000	S/000	S/000

Gross claims	351,445	337,864	834,296	1,523,605
Ceded claims	(24,091)	(67,108)	(5,673)	(96,872)
Net insurance claims	327,354	270,756	828,623	1,426,733

	2013
	Life	General	Health
	insurance	insurance	insurance	Total
	S/000	S/000	S/000	S/000

Gross claims	478,005	428,314	716,084	1,622,403
Ceded claims	(22,236)	(133,269)	(6,437)	(161,942)
Net insurance claims	455,769	295,045	709,647	1,460,461

26	SALARIES AND EMPLOYEE BENEFITS

This item consists of the following:

	2015	2014	2013
	S/000	S/000	S/000

Salaries	1,594,538	1,410,351	1,279,823
Vacations, medical assistance and others	301,478	391,483	285,559
Legal gratifications	221,654	258,146	177,160
Employees’ bonds	160,336	147,265	119,564
Workers’ profit sharing	230,701	146,304	136,459
Social security	172,909	131,573	121,574
Severance indemnities	123,552	125,681	96,393
Share-based payment plans	73,150	62,628	61,522
Total	2,878,318	2,673,431	2,278,054

27	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2015	2014	2013
	S/000	S/000	S/000

Repair and maintenance	387,222	329,018	297,346
Publicity	273,881	268,117	255,111
Rental	214,012	202,323	162,393
Taxes and contributions	249,474	201,782	182,631
Transport and communications	195,118	200,207	177,323
Others (*)	676,095	729,036	664,147
Total	1, 995,802	1,930,483	1,738,951

(*)	At December 31, 2015 and 2014 this item includes, among other, insurance expenses, security surveillance expenses, cleaning expenses, notary-public expenses, public services expenses and consulting expenses.

28	OTHER INCOME AND EXPENSES

This item consists of the following:

	2015	2014	2013
	S/000	S/000	S/000

Other income
Income from medical services and sale of medicines	133,828	460,883	344,481
Real estate rental income	30,765	18,522	20,654
Income from sale of seized assets	4,195	1,801	4,427
Recoveries of other accounts receivable and other assets	1,481	3,084	1,251
Other	159,805	155,282	70,380
Total other income	330,074	639,572	441,193

	2015	2014	2013
	S/000	S/000	S/000

Other expenses
Cost of medical services and sale of medicines	222,632	310,164	280,508
Profit (losses) on sale of seized assets	783	-	-
Commissions from insurance activities	231,521	262,692	217,758
Sundry technical insurance expenses	95,857	75,917	68,623
Provision for sundry risks, Note 12(d)	38,248	70,094	24,089
Put option write on non-controlling interests	8,972	52,625	364
Expenses on improvements in building for rent	45,266	38,065	28,999
Provision for other accounts receivables	12,516	12,854	7,566
Other	101,209	110,509	61,970
Total other expenses	757,004	932,920	689,877

29	EARNINGS PER SHARE

The net earnings per ordinary share were determined over the net income attributable to equity holders of the Group as follows:

	2015	2014	2013
	S/000	S/000	S/000

Net income attributable to equity holders of Credicorp (in thousands of soles)	3,092,303	2,387,852	1,538,307

Number of shares:
Ordinary shares, Note 18(a)	94,382,317	94,382,317	94,382,317
Less - treasury shares	(14,894,664)	(14,892,821)	(14,926,038)
Acquisition of treasury shares, net	(6,877)	11,027	28,140

Weighted average number of ordinary shares for basic earnings	79,480,776	79,500,523	79,484,419
Plus - dilution effect - stock awards	128,373	173,536	182,117
Weighted average number of ordinary shares adjusted for the effect of dilution	79,609.149	79,674,059	79,666,536

Basic earnings per share (in Peruvian soles)	38.91	30.04	19.35
Diluted earnings per share (in Peruvian soles)	38.84	29.97	19.31

30	OPERATING SEGMENTS

For management purposes, the Group is organized into four reportable segments based on products and services as follows:

Banking -

Principally handling loans, credit facilities, deposits and current accounts.

Insurance -

Principally comprising property, transportation, marine hull, automobile, life, health and pension fund underwriting insurance. Private hospitals operations are also included under this operating segment, said operations are specialized in providing health and wellness programs, primary and specialized ambulatory care services, and comprehensive intensive care services.

Pension funds

Providing services of private pension fund management to affiliated pensioners.

Investment banking -

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

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in the years 2015, 2014 and 2013.

(i)	The table below presents income and certain asset information regarding the Group’s reportable segments (in millions of Peruvian soles) for the years ended 31 December 2015, 2014 and 2013:

						Income before			Capital
			Allowance for		Impairment of	exchange	Exchange		expenditures
	Total	Operating	loan losses, net	Depreciation and	available-for	difference and	difference and	Net	Intangibles	Total
	Income (*)	income (*)	of recoveries	amortization	sale assets	income tax	income tax	profit	and goodwill	assets

2015
Banking	13,045	7,366	(1,896)	(330)	(31)	3,786	(948)	2,838	347	146,496
Insurance	2,268	702	-	(42)	(13)	410	(60)	350	120	9,326
Pension funds	402	-	-	(19)	-	226	(64)	162	9	881
Investment banking	492	(1)	-	(20)	-	7	(13)	(6)	15	2,837
Eliminations and adjustments	(231)	100	15	10	-	(115)	(66)	(180)	-	(4,060)
Total consolidated	15,976	8,167	(1,881)	(401)	(44)	4,314	(1,151)	3,163	491	155,480
2014
Banking	11,540	6,070	(1,716)	(340)	(8)	2,801	(681)	2,120	381	124,551
Insurance	2,674	1,002	-	(55)	-	232	(27)	206	132	8,653
Pension funds	391	-	-	(21)	-	221	(67)	153	9	913
Investment banking	416	4	-	(18)	-	3	(21)	(18)	27	3,467
Eliminations and adjustments	(395)	97	-	-	-	(40)	-	(40)	-	(2,750)
Total consolidated	14,626	7,173	(1,716)	(434)	(8)	3,217	(796)	2,421	549	134,834
2013
Banking	9,373	4,516	(1,230)	(279)	-	2,205	(935)	1,271	564	108,487
Insurance	2,943	968	-	(14)	(3)	144	(38)	114	152	7,720
Pension funds	372	-	-	(19)	-	198	(4)	144	8	769
Investment banking	289	53	-	(16)	-	105	(65)	32	112	665
Eliminations and adjustments	(416)	115	-	-	-	(10)	7	(3)	-	(3,547)
Total consolidated	12,561	5,652	(1,230)	(328)	(3)	2,642	(1,085)	1,558	836	114,094

(ii)	The table below shows (in million soles) a breakdown of the Group’s external income, operating income and non-current assets; classified by location of customers and assets, respectively for the years ended December 31, 2015, 2014 and 2013:

	2015			2014			2013
			Total non-			Total non-			Total non-
	Total	Operating	current	Total	Operating	current	Total	Operating	current
	income (*)	income (**)	assets (***)	income (*)	income (**)	assets (***)	income (*)	income (**)	assets (***)

Perú	14,091	7,615	3,819	13,331	6,596	3,607	11,603	5,194	3,083
Panamá	761	38	-	666	109	-	410	22	344
Cayman Islands	490	130	5	304	116	6	271	111	5
Bolivia	487	267	84	414	214	74	328	184	44
Colombia	219	12	175	232	-	203	209	3	240
United States of America	32	17	-	25	16	-	130	23	106
Chile	126	(12)	142	49	25	243	26	-	294
Eliminations and adjustments	(231)	101	(17)	(395)	97	(18)	(416)	115	(25)
Total consolidated	15,975	8,168	4,206	14,626	7,173	4,115	12,561	5,652	4,091

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

31	SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTEREST

The following tables summarize the information of subsidiaries that have material non-controlling interest.

Proportion of equity interest held by non-controlling interests:

	Country of	Percentage of
	Incorporation	interest 2015,
Entity	and operations	2014 and 2013
		%

Credicorp Capital Colombia	Colombia	49.00
IM Trust	Chile	39.40

The table below summarizes the financial information of these subsidiaries. This information is based on amounts before inter-company eliminations:

	2015	2014	2013
	S/000	S/000	S/000

Accumulated balances of material non-controlling interest Correval	97,655	110,968	121,243
IM Trust	97,027	132,721	136,345

Profit attributable to material non-controlling interest Correval	8,266	11,099	5,794
IM Trust	(15,013)	(15,153)	(7,281)

	2015		2014		2013
	Correval	IM rust	Correval	IM Trust	Correval	IM Trust
	S/000	S/000	S/000	S/000	S/000	S/000

Operating revenue	204,128	112,753	230,148	26,946	338,690	82,189
Operating expenses	(172,653)	(175,646)	(194,867)	(96,129)	(317,696)	(121,756)
Profit before income tax	31,475	(62,893)	35,281	(69,183)	20,994	(39,567)
Income tax	(13,120)	(5,713)	(13,105)	(3,724)	(6,340)	(2,466)
Net profit (loss) for the year	18,355	(68,606)	22,176	(72,907)	14,654	(42,033)
Attributable to non-controlling interest	8,266	(15,013)	11,099	(15,153)	5,794	(7,281)

(*)	Correval and IM Trust are controlled by the Group through its subsidiaries BCP Colombia and BCP Chile. In this sense, BCP Colombia and Chile had recorded the intangibles, goodwill and non-controlling interest identified as a consequence of the acquisition of such subsidiaries.

	2015		2014		2013
	Correval	IM rust	Correval	IM Trust	Correval	IM Trust
	S/000	S/000	S/000	S/000	S/000	S/000
Summarized statement of financial position Assets
Cash collateral, reverse repurchase agreements and securities borrowings	824,876	79,298	1,674,527	58,311	870,183	104,677
Trading securities, investments available - for - sale and investments available - for - sale pledged as collateral	647,539	65,728	146,378	131,011	123,275	57,653
Other assets	271,077	638,886	264,226	872,202	301,169	619,037

	2015		2014		2013
	Correval	IM rust	Correval	IM Trust	Correval	IM Trust
	S/000	S/000	S/000	S/000	S/000	S/000

Liabilities and equity
Payables from repurchase agreements and security lendings	1,347,455	98,159	1,274,771	107,090	753,150	97,998
Financial liabilities at fair value through profit or loss	-	-	397,201	-	116,035	-
Other liabilities	128,955	435,571	116,346	610,352	109,913	304,800
Total equity	267,082	250,182	296,813	344,082	315,529	378,569

Summarized statement of cash flows
Operating activities	120,944	76,534	960	25,530	35,778	9,549
Investment activities	(5,784)	(27,757)	(778,016)	(4,233)	(1,885,455)	45,063
Financing activities	-	(98,866)	503,959	(621)	-	(36,985)
Net increase (decrease) in cash and cash equivalents	115,160	(50,089)	(273,097)	20,676	(1,849,677)	17,627

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

32	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2015 and 2014 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and enterprises which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The table below shows the main transactions with related parties as of December 31, 2015 and 2014:

	2015	2014
	S/000	S/000

Direct loans	1,536,749	1,240,841
Available-for-sale investments and trading securities	368,438	203,227
Deposits	285,763	72,985
Contingent credits	234,287	177,408
Interest income related to loans – income	63,821	31,614
Interest expense related to deposits - expense	11,649	7,143
Other income	6,523	5,775
Derivatives at fair value	2,499	904

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, direct loans to related companies are secured by collaterals, had maturities between January 2016 and October 2023 at an annual average interest rate of 7.07 percent (at December 31, 2014 they had maturities between January 2015 and October 2022 and bore and annual average interest rate of 6.57 percent ). Also, at December 31, 2015 and 2014 , the Group maintains an allowance for loan losses to related parties amounting to S/2.7 million and S/1.2 million, respectively .

d)	At December 31, 2015 and 2014, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2015 and 2014, direct loans to employees, directors and key Management amounted to S/784.2 and S/774.2 million, respectively; they are repaid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel that may have been secured with shares of Credicorp’s or any of its Subsidiaries’.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2015, 2014 and 2013 was as follows:

	2015	2014	2013
	S/000	S/000	S/000

Salaries	24,587	15,168	22,697
Directors’ compensations	6,692	5,457	5,138
Total	31,279	20,625	27,835

Also, key executives compensation includes share based payments as explained in more detail in Note 20. SARs valuation for the years 2014 and 2013 resulted in income totaling S/1.4 million and expense totaling S/2.6 million, respectively. Over 2014 SARs were executed for a total S/23.8 million.

Additionally, approximately S/16.1 million of stock awards vested over 2015 (S/15.1 million and S/15.7 million over 2014 and 2013, respectively). The related executives’ income tax is assumed by the Group.

f)	At December 31, 2015 and 2014 the Group holds interests in different mutual funds and hedge funds managed by certain Group’s Subsidiaries; those interests are classified as trading securities or available-for-sale investments. The detail is the following:

	2015	2014
	S/000	S/000

Held-for-trading and available-for-sale investments
Mutual funds - U.S. dollars	11,067	18,912
Mutual funds - Bolivianos	59,024	40,599
Mutual funds - Chilean pesos	-	1,810
Total	70,091	61,321

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statements of financial position, by categories as defined under IAS 39:

	At December 31, 2015							At December 31, 2014
	Financial assets and liabilities							financial assets and liabilities
	measured at fair value							measured at fair value
	Held			Investments	Investments	Liabilities		Help			Investments	Investments	Liabilities
	for trading	Designated at	Loans and	available	held-to-	at amortized		for trading	Designated at	Loans and	available	held-to-	at amortized
	or hedging	inception	receivables	for-sale	maturity	cost	Total	or hedging	inception	receivables	for-sale	maturity	cost	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Assets
Cash and due from banks	-	-	22,391,744	-	-	-	22,391,744	-	-	21,689,466	-	-	-	21,689,466
Cash collateral, reverse repurchase agreements and securities borrowings	-	-	11,026,698	-	-	-	11,026,698	-	-	5,543,403	-	-	-	5,543,403
Trading securities	2,323,096	-	-	-	-	-	2,323,096	2,525,970	-	-	-	-	-	2,525,970
Available-for-sale investments	-	-	-	18,768,921	-	-	18,768,921	-	-	-	15,747,996	-	-	15,747,996
Held-to-maturity Investments	-	-	-	-	3,582,129	-	3,582,129	-	-	-	-	2,667,663	-	2,667,663
Loans, net	-	-	86,488,162	-	-	-	86,488,162	-	-	76,522,506	-	-	-	76,522,506
Financial assets designated at fair value through profit or loss		350,328	-	-	-	-	350,328		297,100	-	-	-	-	297,100
Premiums and other policies receivable	-	-	648,017	-	-	-	648,017	-	-	578,296	-	-	-	578,296
Accounts receivable from reinsurers and coinsurers	-	-	457,189	-	-	-	457,189	-	-	468,137	-	-	-	468,137
Due from customers on acceptances	-	-	222,496	-	-	-	222,496	-	-	167,654	-	-	-	167,654
Other assets, Note 12	1,475,516	-	1,769,789	-	-	-	3,245,305	845,931	-	1,037,625	-	-	-	1,883,556
	3,798,612	350,328	123,004,095	18,768,921	3,582,129		149,504,085	3,371,901	297,100	106,007,087	15,747,996	2,667,663	-	128,091,747

Liabilities
Deposits and obligations	-	-	-	-	-	88,606,633	88,606,633	-	-	-	-	-	77,046,969	77,046,969
Payables from repurchase agreements and security lendings	-	-	-	-	-	14,599,750	14,599,750		-	-	-	-	8,308,470	8,308,470
Due to banks and correspondents	-	-	-	-	-	7,762,497	7,762,497	-	-	-	-	-	9,217,340	9,217,340
Bankers’ acceptances outstanding	-	-	-	-	-	222,496	222,496	-	-	-	-	-	167,654	167,654
Financial liabilities at fair value through profit or loss	47,737	-	-	-	-	-	47,737	397,201	-	-	-	-	-	397,201
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	241,847	241,847	-	-	-	-	-	220,910	220,910
Bonds and notes issued	8,535,401	-	-	-	-	7,752,561	16,287,962	7,349,760	-	-	-	-	7,754,833	15,104,593
Other liabilities, Note 12	942,521	-	-	-	-	2,843,131	3,785,652	682,401	416,235	-	-	-	2,043,700	3,142,336
	9,525,659	-	-	-	-	122,028,915	131,554,574	8,429,362	416,235	-	-	-	104,759,876	113,605,473

34	FINANCIAL RISK MANAGEMENT

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

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements, under its trading strategies in equities, bonds, currencies and interest rates.

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

a)	Risk management structure -

The Group’s Board of Directors and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Board of Directors -

The Board of Directors of each major Subsidiary is responsible for the overall risk management approach and for the approval of the policies and strategies currently in place. The Board encourages a risk management culture within the Group, it oversees the corporate internal control in place, ensures performance of the compliance function in the Group and approves the Group’s risk appetite and tolerance.

Board of Group Companies -

The Board of each of the Group companies is responsible for risk management at each subsidiary and approval of the policies and guidelines for risk management. Each subsidiary’s Board sets an organization culture that promotes risk management within the Subsidiary, oversees the corporate internal control in place, and ensures performance of the compliance function in a given subsidiary. Additionally, it is charged with approving the risk appetite and tolerance of each subsidiary as well as the business objectives and plans; securing an adequate solvency position and establishing an adequate system of incentives that promotes adequate entity-wide risk management practices.

(ii)	Risk management Committee -

It represents the Board of Credicorp in risk management decision-making. This Committee establishes the policies for monitoring the risk appetite and tolerance at the subsidiary level; the degree of exposure to a given risk, solvency rates, risk management performance metrics and other corporate measures to control, monitor and mitigate risks and overseeing the internal control system in place.

In addition, in order to effectively manage all the risks, the Risk Management Committee is divided into the following tactical committees which report on a monthly basis all changes or issues relating to the risks being managed:

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

The Credit Risk Committees mainly consists of the Chief Risk Executive, the Manager of the Credit Division and the Manager of the Risk Management Area, as appropriate.

Treasury and ALM Risk Committee -

The Treasury and ALM Risk Committee is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing the market risk and liquidity risk, the delegation of authority and the supervision and establishment of autonomy for taking market risks, and the metrics for measuring performance incorporating risk variables. Also, it is responsible of approving the methodologies, models, parameters, processes and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes of the functions described above and reports any finding to the Risk Management Committee.

The Treasury and ALM Risk Committee principally consists of the Chief Risk Executive, the Manager of the Risk Management Area, the Market Risk Manager, the Manager of the Treasury Risk Area and the Manager of the Treasury Division.

Operational Risk Committee -

The Operational Risk Committee of Credicorp is responsible of reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing operational risks and the mechanisms for implementing corrective actions. Also, it is responsible of approving: (i) the standard methodology for measuring operational risks, (ii) the taxonomy of operational risks and controls and (iii) all the critical processes of the Group. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Management Committee.

The Credit Risk Committee is mainly composed by the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Internal Audit Division, the Manager of the Operational Risk Management Department and Insurance Management Division.

(iii)	Chief Risk Office -

The Chief Risk Office is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Group’s Board of Directors.

The Chief Risk Office is divided into the following areas:

Credit Division -

The Credit Division is responsible for ensuring the quality of the Wholesale loan portfolio is consistent with the Group's risk strategy and appetite on the basis of an effective management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Area -

The Risk Management Area is responsible of ensuring that policies and risk management policies established by the Board of Directors are complied with and monitored. The Risk Management Area consists of the following units: the Credit Risk and Corporate Management Department, Market Risk Management Department, the Operational Risk Management and Insurance Risk Management Department, Internal Validation and Risk Management Methodology and Modelling.

Retail portfolio risk division -

This division is charged with making sure of the quality of the retail portfolio and the development of credit policies that are consistent with the overall guidelines and policies set by the Board.

Treasury Risk Area -

The Treasury Risk Area is responsible of planning, coordinating and monitoring the compliance of the Treasury Division with risk measurement methodologies and limits approved by the Risk Management Committee. Also, it is responsible to assess the effectiveness of hedge derivatives and the valuation of investments.

(iv)	Treasury Division -

Treasury Division is responsible for managing the Group’s assets and liabilities and the overall financial structure. It is also primarily responsible for the Group’s management of funding and liquidity risks; as well as the investment and derivative portfolios, assuming the related liquidity, interest rate and exchange rate risks under the policies and limits currently effective.

(v)	Internal audit and Compliance Division -

The Internal Audit and Compliance division is charged with: i) monitoring on an ongoing basis the effectiveness of the risk management function at Credicorp, verifying compliance with laws and regulations, as well as the policies, objectives and guidelines set by the Board of Directors; ii) assessing the sufficiency and level of integration of the Credicorp’s systems of information and databases; and iii) making sure independence is maintained by the different functions within the risk management and business units.

The Compliance division is responsible for making sure applicable laws and regulations and internal Code of Ethics are adhere to.

b)	Risk measurement and reporting systems -

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

c)	Risk mitigation -

As part of its overall risk management, the Group uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, and the carrying amount of equity and debt instruments.

The risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Group. The effectiveness of hedges is assessed by the relevant risk areas. The effectiveness of all the hedge relationships is monitored monthly. In situations of ineffectiveness, the Group will enter into a new hedge relationship to mitigate risk on a continuous basis.

The Group actively uses collateral to reduce its credit risks.

d)	Risk appetite -

At the several subsidiaries of the Group, the related Boards approve, on an annual basis, the risk appetite framework to set the maximum level of risk that an organization is willing to take in seeking to accomplish its primary and secondary business objectives.

Primary objectives are intended to preserve the strategic pillars of an organization, such as solvency, liquidity, reward and growth, performance stability and balanced structure.

Secondary objectives are intended to monitor on a qualitative and quantitative basis the various risks to which the Group is exposed as well as defining tolerance threshold of each of those risks as a way to adhere to the risk profile set by the Board and as a way to anticipate any risk focus on a more granular basis.

Risk appetite is reflected in the following:

Risk appetite statement: by which general principles are made explicit as well as the qualitative aspects to complete the Bank’s risk strategy; on that basis, the target risk profile is defined.

Metrics scorecard: showing in a metrics scorecard the principles and the target risk profile stated in the risk appetite statement. Limits: a way to keep control over the risk-taking process within the established risk tolerance set by the Board. It also helps determining accountability for the risk-taking process and providing concrete guidelines underlying the target risk profile.

e)	Risk concentration -

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

34.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the risk that counterparty causes a financial loss by failing to discharge an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans and Accounts receivablesfrom security borrowings, and investment activities that bring debt securities and other bills into the Group’s asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose the Group to similar risks to loans (direct loans); they are both mitigated by the same control processes and policies. Likewise, credit risk arises from derivative financial instruments showing positive fair values.

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

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is the taking of collateral for loans granted. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collaterals include, among others, mortgages over residential properties; liens over business assets such as premises, inventory and accounts receivable; and liens over financial instruments such as debt securities and equities.

-	For longer-term finance and lending to corporate entities, collateral includes revolving individual credit facilities. Loans to micro entrepreneurs are generally unsecured. In addition, in order to minimize credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.
-	For reverse repurchase agreements and security borrowings, collateral is securities.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets back securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. It is the Group’s policy to dispose of seized assets in an orderly manner. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not use seized assets for its own business.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (for example, an asset when fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the total credits limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit risk exposures on these instruments. With respect to derivatives agreed with non-financial customers, collaterals have been granted to secure the overall amount; with respect to financial counterparties, collaterals granted are those required under the clearing provisions issued by the International Swaps and Derivatives Association Inc. (ISDA) of the local framework agreement.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash, securities or equity. Daily settlement limits are established for each counterparty in order to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

(iii)	Credit-related commitments -

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

To better identify risk, the bank has internal credit scoring models, which have been prepared and implemented for the main business segments. Each model is related to a defined group of scoring bands. Clients who are inside a band are characterized by having a similar risk level (within the band); however, they are different compared to the other band. For retail clients, these scoring models are highly related to management (admission, follow-up, campaigns, etc.) from different portfolios. On the other hand, for non-retail clients this related to ratings, which are usually the support to make credit decisions in admission, follow-up and price allocation, etc.

The Group has a Credit Division, which establishes the overall credit policies for each and all the businesses in which the Group decides to take part. These credit policies are set forth based on the guidelines established by the Board of Directors and keeping in mind the statutory financial laws and regulations. It’s main activities are: establish the client credit standards and guidelines (evaluation, authorization and control); follow the guidelines established by the Board of Directors and General Management, as well as those established by governmental regulatory bodies; review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits; monitor credit-granting activities within the different autonomous bodies, among others.

b)	The maximum exposure to credit risk as of December 31, 2015 and 2014, before the effect of mitigation through any collateral, is the book value of each class of financial assets indicated in Note 34.7(a), 34.7(b) and the contingent credits detailed in Note 21(a).

The Management is confident in its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan and securities portfolio.

c)	Credit risk management for loans -

Additional to the rating bands and scoring of the internal models of each of the Group companies, Credicorp conducts a quantitative and qualitative analysis of each customer, their financial condition and the conditions of the market in which those customers operate; for that purposes it classifies its loan portfolio into one of five risk categories, depending upon the degree of risk of default of each debtor

The categories used are: (i) normal - A, (ii) potential problems - B, (iii) substandard - C, (iv) doubtful - D and (v) loss - E, which have the following characteristics:

Normal (Class A): Debtors of commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation. To place a loan in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required. Consumer and micro-business loans are categorized as Class A if payments are current or up to eight days past-due. Residential mortgage loans are classified as Class A, if payments are current or up to thirty days past-due.

Potential problems (Class B): Debtors of commercial loans included in this category are those that at the time of the evaluation demonstrate certain deficiencies, which, if not corrected on a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, and market conditions that could affect the economic sector in which the debtor is active. Consumer and micro-business loans are categorized as Class B if payments are between 9 and 30 days late. Residential mortgage loans are classified as Class B when payments are between 31 and 60 days late.

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

Doubtful (Class D): Debtors of commercial loans included in this category present characteristics that make doubtful the recovery of the loan. Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate. These credits are distinguished from Class E credits by the requirement that the debtor remain in operation, generate cash flow, and make payments on the loan, although at a rate less than that specified in its contractual obligations. In addition, commercial loans are classified in this category when payments are between 121 and 365 days late. Consumer and micro-business loans are classified as Class D if payments are between 61 and 120 days late. Residential mortgage loans are Class D when payments are between 121 and 365 days late.

Loss (Class E): Commercial loans which are considered unrecoverable or which for any other reason should not appear on Group’s books as an asset based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days late. Consumer and micro-business loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are classified as Class E when payments are more than 365 days late.

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

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary legal procedures have been completed. Subsequent recoveries of amounts previously written off decrease the amount of the allowance for impairment losses in the consolidated statements of income.

The following is a summary of the direct loans classified in three major groups:

(i)	Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal or potential problems;
(ii)	Past due but not impaired loans, comprising past due loans of clients classified as normal or with potential problems
(iii)	Impaired loans, those past due loans of clients classified as substandard, doubtful or loss; presented net of the a for loan losses for each of the loan classifications:

	At December 31, 2015						At December 31, 2014
		Residential	Micro-					Residential	Micro-
	Commercial	mortgage	business	Consumer			Commercial	mortgage	business	Consumer
	loans	loans	loans	loans	Total		loans	loans	loans	loans	Total
	S/000	S/000	S/000	S/000	S/000%		S/000	S/000	S/000	S/000	S/000%

Neither past due nor impaired -
Normal	49,198,021	11,958,633	8,137,474	12,553,293	81,847,421	96	40,540,117	11,335,191	9,654,666	10,387,559	71,917,533	95
Potential problem	1,653,639	81,878	180,037	99,826	2,015,380	2	1,086,153	71,163	323,716	88,763	1,569,795	2

Past due but not impaired -
Normal	1,161,140	461,084	7,244	387,063	2,016,532	2	1,137,640	539,651	209,940	450,570	2,337,801	3
Potential problem	114,639	97,316	18,055	21,690	251,700	0	48,022	64,518	10,539	8,171	131,250	-

Impaired -
Substandard	375,798	162,571	103,644	224,751	866,764	1	171,472	115,151	251,835	197,630	736,088	1
Doubtful	545,594	196,524	133,386	376,816	1,252,320	1	255,275	150,814	323,782	324,670	1,054,541	1
Loss	803,376	300,986	206,478	215,272	1,526,112	2	296,720	221,703	511,304	189,856	1,219,583	2
Gross	53,852,207	13,258,992	8,786,318	13,878,711	89,776,228	104	43,535,399	12,498,191	11,285,782	11,647,219	78,966,591	104

Less: Allowance for
Loan losses	868,929	157,413	1,531,244	1,282,751	3,840,337	4	441,028	165,138	1,124,072	1,256,616	2,986,854	4
Total, net	51,998,207	12,790,682	8,067,054	13,089,948	85,935,891	100	42,911,840	12,357,974	10,191,482	10,518,441	75,979,737	100

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

At December 31, 2015 and 2014 renegotiated loans amounted to approximately S/769.1 million and S/647.8 million, respectively, of which S/678.4 million and S/190.4 million are classified as neither past due nor impaired, S/17.39 million and S/28.7 million past due but not impaired, and S/73.4 million and S/428.7 million as impaired but not past due, respectively.

The breakdown of the gross amount of impaired loans by class, along with the fair value of related collateral and the amounts of their allowance for loan losses is as follows:

	At December 31, 2015					At December 31, 2014
		Residential	Micro-				Residential	Micro-
	Commercial	mortgage	business	Consumer		Commercial	mortgage	business	Consumer
	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Impaired loans	1,724,768	660,081	443,508	816,839	3,645,196	723,467	487,668	1,086,921	712,156	3,010,212
Fair value of collateral	1,197,707	530,910	20,433	169,570	1,918,620	184,991	368,945	165,382	75,128	794,446
Allowance for loan losses	362,197	82,166	20,602	74,401	539,366	378,668	78,641	695,154	461,591	1,614,054

On the other hand, the breakdown of loans classified by maturity are described as follows, under the following criteria:

(i)	Current loans comprise those loans with no current indicators of delinquency and related to customers ranked as normal and with potential problems
(ii)	Loans current but impaired, comprising those direct loans with no current indicators of delinquency but related to customers ranked as substandard, doubtful or loss.
(iii)	Loans with delays in payment of one day or more but which are not past due under our internal policies, comprising those direct loans related to customers ranked as normal, with potential problems, substandard, doubtful or loss.
(iv)	Internally overdue loans that are past due under our internal policies related to customers ranked as normal, with potential problems, substandard, doubtful or loss

	At December 31, 2015						At December 31, 2014
			Loans with delays						Loans with delays
			in payments of one day	Internal					in payments of one day	Internal
	Current	Current but	or more but not internal	overdue		Total past due	Current	Current but	or more but not internal	overdue		Total past due
	loans	impaired	overdue loans	loans	Total	under IFRS 7	loans	impaired	overdue loans	loans	Total	under IFRS 7
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Neither past due nor impaired	83,862,801	-	-	-	83,862,801	-	73,487,328	-	-	-	73,487,328	-
Normal	81,847,421	-	-	-	81,847,421	-	71,917,533	-	-	-	71,917,533	-
Potential problems	2,015,380	-	-	-	2,015,380	-	1,569,795	-	-	-	1,569,795	-

Past due but not impaired	-	-	2,186,059	82,172	2,268,231	2,268,231	-	-	2,283,020	186,031	2,469,051	2,469,051
Normal	-	-	1,982,230	34,301	2,016,531	2,016,531	-	-	2,239,131	98,669	2,337,801	2,337,801
Potential problems	-	-	203,829	47,871	251,700	251,700	-	-	43,889	87,362	131,250	131,250

Impaired debt	-	801,236	614,889	2,229,071	3,645,196	2,843,960	-	608,715	578,200	1,823,297	3,010,212	2,401,497
Substandard	-	306,060	344,975	215,729	866,764	560,704	-	264,627	217,256	254,205	736,088	471,461
Doubtful	-	411,973	204,355	635,992	1,252,320	840,347	-	277,888	213,991	562,662	1,054,541	776,653
Loss	-	83,203	65,559	1,377,350	1,526,112	1,442,909	-	66,200	146,953	1,006,430	1,219,583	1,153,383
Total	83,862,801	801,236	2,800,948	2,311,243	89,776,228	5,112,191	3,487,328	608,715	2,861,220	2,009,328	78,966,591	4,870,548

The sum of items: loans with delays in payment form first day and the internal past due loans reflect the entire amount of “past due” loans in accordance with IFRS 7.

The classification of loans by type of banking and maturity is as follows:

	As of December 31, 2015					As of December 31, 2014
			Loans with delay					Loans with delay
			in payments of					in payments of
			one day or more	Internal	Total			one day or more	Internal	Total
		Current but	but not internal	overdue	(A) + (B) +		Current but	but not internal	overdue	(A) + (B) +
	Current (A)	Impaired (B)	overdue loans (C)	loans (D)	(C) + (D)	Current (A)	Impaired (B)	overdue loans (C)	loans(*) (D)	(C) + (D)

Commercial loans	50,851,660	355,639	1,352,772	1,292,136	53,852,207	41,626,270	222,559	1,065,800	620,770	43,535,399
Residential mortgage loans	12,040,511	191,184	716,919	310,378	13,258,992	11,406,354	79,262	786,818	225,758	12,498,191
Consumer loans	12,653,119	240,030	608,443	377,119	13,878,711	10,476,322	116,610	730,641	323,647	11,647,219
Micro-business loans	8,317,511	14,382	122,814	331,610	8,786,318	9,978,382	190,284	277,961	839,154	11,285,782
	83,862,801	801,236	2,800,948	2,311,243	89,776,228	73,487,328	608,715	2,861,220	2,009,328	78,966,591

d)	Credit risk management on reverse repurchase agreements and security borrowings -

Most of these operations are performed by Credicorp Capital Colombia and IM Trust. The Group has implemented credit limits for each counterparty and most of the transactions are collaterized with investment grade financial instruments issued by Colombian and Chilean entities and financial instruments issued by the Colombian and Chilean Governments.

e)	Credit risk management on investments in trading securities, available-for-sale and held-to-maturity investments -

The Group evaluates the credit risk identified of each of the financial instruments in these categories, considering the risk rating granted to them by a risk rating agency. For investments traded in Peru, the risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by the Peruvian government regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies. In the event any Subsidiary uses a risk-rating prepared by any other risk rating agency, such risk-ratings will be standardized with those provided by the afore-mentioned institutions. The following table shows the analysis of the risk-rating of available-for-sale and held-to-maturity investments referred to above:

	At December 31, 2015		At December 31, 2014
	S/000%		S/000%

Instruments rated in Peru:
AAA	1,342,437	5.4	1,204,825	5.7
AA- a AA+	984,969	4.0	728,244	3.5
A- a A+	3,582,234	14.5	40,118	0.2
BBB- a BBB+	1,053,774	4.3	21,724	0.1
BB- a BB+	59,005	0.2	7,205	0.0
Lower than +B	89,378	0.4	73,725	0.4
Unrated
BCRP certificates of deposit	6,006,110	24.3	4,607,896	22.0
Valores cotizados y no cotizados	735,641	3.0	907,834	4.3
Restricted mutual funds	335,764	1.4	325,673	1.6
Mutual funds	128,777	0.5	313,370	1.5
Other instruments	43,559	0.2	15,401	0.1
Subtotal	14,361,648	58.2	8,246,015	39.4

Instruments rated abroad:
AAA	821,482	3.3	260,091	1.2
AA- a AA+	443,522	1.8	265,633	1.3
A- a A+	2,064,134	8.4	4,819,062	23.0
BBB- a BBB+	3,654,183	14.8	4,224,718	20.2
BB- a BB+	1,102,256	4.5	702,629	3.3
Lower than B+	174,542	0.7	245,175	1.2
Unrated
BCRP certificates of deposit	809,766	3.3	809,966	3.9
Certificates of deposit of
Banco Central de Bolivia	154,404	0.6	563,914	2.7
Participations of RAL Funds	694,915	2.8	542,921	2.6
Mutual funds	36,179	0.1	27,068	0.1
Hedge funds	133,194	0.5	140,270	0.7
Other instruments	223,922	0.9	94,167	0.4
Subtotal	10,312,498	41.8	12,695,614	60.6
Total	24,674,146	100.0	20,941,629	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2015 and 2014 financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2015						2014
	Designated at fair value						Designated at fair value
	through profit for loss						through profit for loss
	Held for			Investments	Investments		Held for			Investments	Investments
	trading	At	Loans and	available	held - to -		trading	At	Loans and	available	held - to -
	and hedging	inception	receivables	for-sale	maturity	Total	and hedging	inception	receivables	for-sale	maturity	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Central Reserve Bank of Peru	1,618,619	-	24,036,302	4,593,586	-	30,248,507	1,556,221	-	14,033,756	3,064,609	-	18,654,586
Serivicios Financial services	1,305,929	255,630	10,990,139	6,021,800	-	18,573,498	869,614	164,714	14,314,710	3,985,885	-	19,334,923
Manufacturing	28,211	8,423	13,035,603	1,437,064	-	14,509,301	20,233	7,759	13,204,935	590,303	-	13,823,230
Mortgage loans	-	-	12,765,981	-	-	12,765,981	-	-	11,485,390	-	-	11,485,390
Consumer loans	-	-	11,282,568	-	-	11,282,568	-	-	9,224,855	-	-	9,224,855
Micro-business loans	-	-	10,825,304	-	-	10,825,304	-	-	4,533,523	-	-	4,533,523
Commerce	48,881	-	9,815,475	212,512	-	10,076,868	83,966	5,731	12,430,077	390,484	-	12,910,258
Government and public administration	425,392	1,767	370,372	2,213,647	3,582,129	6,593,307	275,066	3,844	33,813	3,029,352	2,667,663	6,009,738
Electricity, gas and water	62,141	40,265	4,258,699	1,745,564	-	6,106,669	131,116	47,318	3,820,245	2,082,256	-	6,080,935
Community services	-	-	4,391,748	-	-	4,391,748	-	-	3,249,994	19,078	-	3,269,072
Communications, storage and transportation	9,366	5,043	2,997,811	890,635	-	3,902,855	62,810	10,338	3,633,298	737,687	-	4,444,133
Mining	55,497	21,665	2,644,951	372,092	-	3,094,205	29,260	27,568	2,453,380	399,571	-	2,909,779
Construction	69,160	17,534	1,888,732	357,016	-	2,332,442	58,661	22,040	1,850,176	595,202	-	2,526,079
Agriculture	13,636	-	1,870,989	469	-	1,885,094	8,241	1,308	1,709,690	17,446	-	1,736,685
Insurance	24,812	-	1,488,533	342,235	-	1,855,580	4,707	-	1,335,890	343,236	-	1,683,833
Education, health and other services	24,982	-	1,171,341	216,423	-	1,412,746	12,580	-	1,025,985	136,057	-	1,174,622
Real Estate and Leasing	34,500	-	520,687	236,558	-	791,745	6,911	6,480	5,000,779	98,555	-	5,112,725
Fishing	18,054	-	407,193	-	-	425,247	6,022	-	419,066	-	-	425,088
Other	59,432	-	8,577,503	129,320	-	8,766,255	246,493	-	2,247,525	258,275	-	2,752,293
Total	3,798,612	350,327	123,339,931	18,768,921	3,582,129	149,839,920	3,371,901	297,100	106,007,087	15,747,996	2,667,663	128,091,747

As of December 31, 2015 and 2014 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2015
	Financial asset at fair value
	through profit for loss
	Held for			Investments	Investments
	trading	Designated	Loans and	available	held - to -
	and hedging	at inception	receivables	for-sale	maturity	Total
	S/000	S/000	S/000	S/000	S/000	S/000

Perú	2,071,143	139,095	108,531,535	11,218,896	3,263,286	125,223,955
United States of America	276,401	171,933	3,755,619	2,912,022	-	7,115,975
Bolivia	5	-	6,018,849	1,074,722	-	7,093,576
Colombia	732,145	-	433,495	881,482	152,109	2,199,231
Panama	-	-	2,033,384	52,281	-	2,085,665
Chile	107,477	4,482	906,869	1,042,183	-	2,061,011
Brazil	-	-	98,177	229,489	130,453	458,119
México	171	4,484	1,449	318,221	36,281	360,606
Canadá	279	-	30,169	61,193	-	91,641
Europe:
United Kingdom	529,910	-	629,965	111,450	-	1,271,325
Other Europe	3,249	-		278,151	-	281,400
France	77,752	-	83,134	67,423	-	228,309
Spain	78	-	99,002	10,680	-	109,760
Switzerland	-	-	40,702	35,822	-	76,524
The Netherlands	-	-		48,737	-	48,737
Other	2	30,333	677,582	426,169	-	1,134,086
Total	3,798,612	350,327	123,339,931	18,768,921	3,582,129	149,839,920

	2014
	Financial asset at fair value
	through profit for loss
	Held for			Investments	Investments
	trading	Designated	Loans and	available	held - to -
	and hedging	at inception	receivables	for-sale	maturity	Total
	S/000	S/000	S/000	S/000	S/000	S/000

Peru	2,092,885	154,530	95,489,516	8,374,559	2,375,619	108,487,109
United States of America	157,694	65,360	2,801,184	2,580,525	-	5,604,763
Colombia	410,094	-	2,162,650	639,718	138,799	3,351,261
Bolivia	2,378	-	477,691	1,108,542	-	1,588,611
Chile	139,276	-	254,122	1,139,271	-	1,532,669
Brazil	114,418	2,293	191	523,583	119,920	760,405
Europe:
United Kingdom	367,290	-	28,583	174,753	-	570,626
Switzerland	260	-	322	31,441	-	32,023
France	51,593	-	98	90,197	-	141,888
Luxembourg	-	62,094	-	158,405	-	220,499
Spain	3,364	-	113,646	12,724	-	129,734
The Netherlands	-	-	-	69,322	-	69,322
Other in Europe	10,517	-	71,695	52,861	-	135,073
Mexico	3	4,838	12,409	230,664	33,325	281,239
Other	22,129	7,985	4,594,980	561,431	-	5,186,525
Total	3,371,901	297,100	106,007,087	15,747,996	2,667,663	128,091,747

g)	Offsetting financial assets and liabilities

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial statements, irrespective of whether they are offset in the statement of financial position.

The similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, Accounts receivables from reverse repurchase agreements and security borrowings, payables from repurchase agreements and security lendings and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below unless they are offset in the statement of financial position.

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

The Group receives and gives collateral in the form of cash and marketable securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivables from reverse repurchase agreements and security borrowings;
-	Payables from repurchase agreements and security lendings; and
-	Other financial assets and liabilities

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2015
		Gross amounts
		of recognized	Net amounts of	Related amounts not offset in
		financial liabilities	financial assets	the consolidated statement of
		and offset in the	presented in the	financial position
	Gross amounts	the consolidated	consolidated		Cash
	recognized	statement of	statements of	Financial	collateral	Net
Description	financial assets	financial position	financial position	instruments	received	amount
	S/000	S/000	S/000	S/000	S/000	S/000

Derivatives	1,416,602	-	1,416,602	(160,428)	(80,687)	1,175,487
Cash collateral and reverse repurchase agreements and securities borrowings	9,663,139	-	9,663,139	(1,907,347)	-	7,755,792
Available-for-sale and held-to-maturity investments pledged as collateral	3,442,429	-	3,442,429	(3,402,315)	-	40,114
Total	14,522,170	-	14,522,170	(5,470,090)	(80,687)	8,971,393

	As of December 31, 2014
		Gross amounts
		of recognized	Net amounts of	Related amounts not offset in
		financial liabilities	financial assets	the consolidated statement of
		and offset in the	presented in the	financial position
	Gross amounts	the consolidated	consolidated		Cash
	recognized	statement of	statements of	Financial	collateral	Net
Description	financial assets	financial position	financial position	instruments	received	amount
	S/000	S/000	S/000	S/000	S/000	S/000

Derivatives	845,931	-	845,931	(247,948)	(17,456)	580,527
Cash collateral and reverse repurchase agreements and securities borrowings	5,543,403	-	5,543,403	(826,408)	-	4,726,995
Available-for-sale and held-to-maturity investments pledged as collateral	3,879,588	-	3,879,588	(3,863,551)	-	16,037
Total	10,268,922	-	10,268,922	(4,937,907)	(17,456)	5,323,559

Financial liabilities subject to offsetting, enforceable master agreements for offsetting and similar agreements:

As of December 31, 2015
Gross amounts
		of recognized	Net amounts of	Related amounts not offset in
		financial liabilities	financial assets	the consolidated statement of
		and offset in the	presented in the	financial position
	Gross amounts	the consolidated	consolidated		Cash
	recognized	statement of	statements of	Financial	collateral	Net
Description	financial assets	financial position	financial position	instruments	received	amount
	S/000	S/000	S/000	S/000	S/000	S/000

Derivatives	878,005	-	878,005	(160,428)	(211,482)	506,096
Payables from repurchase agreements and security lendings	12,180,785	-	12,180,785	(8,824,400)	(3,240,823)	115,562
Total	13,058,790	-	13,058,790	(8,984,828)	(3,452,305)	621,658

As of December 31, 2014
Gross amounts
		of recognized	Net amounts of	Related amounts not offset in
		financial liabilities	financial assets	the consolidated statement of
		and offset in the	presented in the	financial position
	Gross amounts	the consolidated	consolidated		Cash
	recognized	statement of	statements of	Financial	collateral	Net
Description	financial assets	financial position	financial position	instruments	received	amount
	S/000	S/000	S/000	S/000	S/000	S/000

Derivatives	682,401	-	682,401	(247,948)	(81,428)	353,025
Payables from repurchase agreements and security lendings	8,308,470	-	8,308,470	(4,186,097)	(3,786,094)	336,279
Total	8,990,871	-	8,990,871	(4,434,045)	(3,867,522)	689,304

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

- Financial liabilities are measured at fair value.

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

The risks that trading portfolios faces are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Trading book) are managed using Asset and Liability Management (ALM).

a)	Trading Book -

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

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR times the square root of 10. This adjustment will be exact only if the changes in the portfolio in the following days have a normal distribution identical and independent; otherwise, the VAR to 10 days will be an approximation).

VaR limits and consumptions are set on the basis of risk appetite and trading strategy of each subsidiary. The assessment of past movements has been based on historical one-year data and 127 market risk factors, which are composed as follows: 21 market curves, 91 stock prices, 9 mutual funds values, 2 volatility series and 4 survival probability curves. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

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

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary.

In VaR calculation, the foreign exchange effect is not included because it is measured in the net monetary position, see Note 34.2 (b)(ii).

Due to its higher volatility of the soles rate differential in the market derivatives in relation with the U.S. dollar in the derivative market and an increase in related positions affected by this differential, the Credicorp´s VaR showed an increase over 2015. Nevertheless, VaR kept constant within the risk appetite limits set by the Risk Management of each subsidiary.

As of December 31, 2015 and 2014 the Group’s VaR by type of asset is as follows:

	2015	2014
	S/000	S/000

Equity investments	12,282	8,358
Debt Investments	7,088	7,970
Swaps	13,769	4,160
Forwards	102,967	22,941
Options	12,708	717
Diversification effect	(27,997)	(19,834)
Consolidated VaR by type of asset	120,817	24,312

As of December 31, 2015 and 2014, the Group’s VaR by risk type is as follows:

	2015	2014
	S/000	S/000

Interest rate risk	111,941	24,590
Price risk	12,288	8,358
Volatility risk	287	92
Diversification effect	(3,701)	(8,728)
Consolidated VaR by risk type	120,815	24,312

b)	ALM Book -

Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of the assets compared to its liabilities and hence to a reduction of its net worth.

(i)	Interest rate risk -

The ALM-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains or market value of financial assets and liabilities reported on the balance sheet ( fair value of financial instruments). The Group accepts the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The risk committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALM.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management inn BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out performing a repricing gap analysis, sensitivity analysis of the profit margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider parallel rate shocks of +- 300 pbs and +-100 pbs and stress scenarios.

Repricing gap -

The repricing gap analysis is intended to measure the interest rate risk exposure when the bank's interest-sensitive liabilities exceed its interest-sensitive assets. By this analysis, management can identify the tranches in which the interest rate variations may have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2015
	Up to	1 to 3	3 to 12	1 to 5	More than	Non-interest
	1 month	months	months	years	5 years	bearing	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Assets
Cash and due from banks
Cash collateral, reverse repurchase agreements and securities borrowings	10,799,728	1,730,819	2,448,242	14,175,954	85,441	4,178,258	33,418,442
Investments	1,934,173	2,008,297	2,877,428	7,755,585	7,772,084	2,326,579	24,674,146
Loans, net	9,926,677	15,596,640	21,901,169	29,102,306	9,961,370	-	86,488,162
Financial assets designated at fair value through profit or loss	-	-	-	-	-	350,328	350,328
Premiums and other policies Accounts receivables	552,802	72,447	22,768	-	-	-	648,017
Accounts receivable from reinsurers and coinsurers	81,384	210,658	142,317	22,830	-	-	457,189
Other assets	-	-	-	-	-	9,443,933	9,443,933
Total assets	23,294,764	19,618,861	27,391,924	51,056,675	17,818,895	16,299,098	155,480,217
Liabilities
Deposits and obligations	26,822,026	6,712,587	11,968,763	36,154,007	3,811,820	3,137,430	88,606,633
Payables from repurchase agreements, security lending and due to banks and correspondents	338,118	733,836	1,234,728	4,583,834	721,701	14,922,526	22,584,743
Accounts payable to reinsurers	53,175	159,216	26,083	3,373	-	-	241,847
Technical, insurance claims reserves and reserves for unearned premiums	61,112	359,162	5,187,653	753,700	-	-	6,361,627
Financial liabilities at fair value through profit or loss	-	-	-	-	-	47,737	47,737
Bonds and notes issued	40,572	838,309	376,105	6,050,486	8,433,804	548,686	16,287,962
Other liabilities	29,328	15,328	10,327	78,423	314,331	4,174,361	4,622,098
Equity						16,727,570	16,727,570
Total liabilities and equity	27,344,331	8,818,438	18,803,659	47,623,823	13,281,656	39,558,310	155,480,217

Off-balance-sheet accounts
Derivative financial assets	230,741	2,077,128	390,901	3,247,496	5,753,166	-	11,699,432
Derivative financial liabilities	1,541,589	4,366,304	2,928,785	2,132,295	730,458	-	11,609,115
	(1,310,848)	(2,289,176)	(2,537,884)	1,115,201	5,022,708	-	90,317

Marginal gap	(5,410,415)	8,511,248	6,050,380	4,548,052	9,559,948	(23,259,213)	-
Accumulated gap	(5,410,415)	3,100,833	9,151,213	13,699,265	23,259,213	-	-

	As of December 31, 2014
	Up to	1 to 3	3 to 12	1 to 5	More than	Non-interest
	1 month	months	months	years	5 years	bearing	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Assets
Cash and due from banks	16,358,372	358,152	154,005	66,456	-	4,752,481	21,689,466
Cash collateral, reverse repurchase agreements and securities borrowings	3,614,909	987,494	941,000	-	-	-	5,543,403
Investments	1,527,716	1,333,238	2,714,090	4,519,851	7,670,357	3,176,377	20,941,629
Loans, net	9,631,619	12,992,378	19,327,405	25,950,939	8,427,967	192,198	76,522,506
Financial assets designated at fair value through profit or loss	-	-	-	-	-	297,100	297,100
Premiums and other policies receivables	-	-	-	-	-	578,296	578,296
Accounts receivable from reinsurers and coinsurers	-	-	-	-	-	468,137	468,137
Other assets	-	-	-	-	-	8,793,835	8,793,835
Total assets	31,132,616	15,671,262	23,136,500	30,537,246	16,098,324	18,258,424	134,834,372

Liabilities
Deposits and obligations	1,271,691	7,016,884	13,170,837	27,484,056	3,630,899	24,472,602	77,046,969
Payables from repurchase agreements, security lendings and due to banks and correspondents	1,607,437	2,470,373	7,472,033	4,371,688	1,173,627	430,652	17,525,810
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	220,910	220,910
Technical, insurance claims reserves and reserves for unearned premiums	72,995	29,173	111,204	441,168	1,122,184	3,620,335	5,397,059
Financial liabilities at fair value through profit or loss	-	-	-	-	-	397,201	397,201
Bonds and notes issued	10,166	22,283	107,284	4,208,590	10,586,308	169,962	15,104,593
Other liabilities	-	-	-	-	-	4,515,805	4,515,805
Equity	-	-	-	-	-	14,626,025	14,626,025
Total liabilities and equity	2,962,289	9,538,713	20,861,358	36,505,502	16,513,018	48,453,492	134,834,372

Off-Balance sheet items
Derivatives assets	426,817	1,724,532	297,406	-	7,893,519	-	10,342,274
Derivatives liabilities	1,356,238	3,835,727	2,381,439	1,226,936	1,541,934	-	10,342,274
	(929,421)	(2,111,195)	(2,084,033)	(1,226,936)	6,351,585	-	-

Marginal gap	27,240,906	4,021,354	191,109	(7,195,192)	5,936,891	(30,195,068)	-
Accumulated gap	27,240,906	31,262,260	31,453,369	24,258,177	30,195,068	-	-

Sensitivity to changes in interest rates –

The sensitivity analysis of a reasonable possible change in interest rates on the ALM book comprises an assessment of the sensibility of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected parallel movement of the interest rate curves as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net book value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the consolidated statements of income is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2015 and 2014, including the effect of derivatives instruments. The sensitivity of Net Economic Value is calculated by revaluing interest rate from available-for-sale fixed income and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivatives instruments designated as cash flow hedges. In managing the interest rate risk, no distinction is made by accounting category of the investments comprising the ALM Book, including instruments classified as available for sales and held to maturity investments.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2015 and 2014 are shown below:

	At December 31, 2015
	Changes is		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			S/000		S/000

As of December 31, 2015

Soles	+/-	50	-/+	32,781	-/+	76,190
Soles	+/-	75	-/+	49,172	-/+	114,284
Soles	+/-	100	-/+	65,563	-/+	152,379
Soles	+/-	150	-/+	98,344	-/+	228,569
U.S. Dollar	+/-	50	+/-	4,978	-/+	17,645
U.S. Dollar	+/-	75	+/-	7,467	-/+	26,468
U.S. Dollar	+/-	100	+/-	9,956	-/+	35,291
U.S. Dollar	+/-	150	+/-	14,934	-/+	52,936

As of December 2014

Soles	+/-	50	-/+	26,524	-/+	184,565
Soles	+/-	75	-/+	39,786	-/+	276,847
Soles	+/-	100	-/+	53,048	-/+	369,130
Soles	+/-	150	-/+	79,573	-/+	553,694
U.S. Dollar	+/-	50	+/-	40,268	-/+	317,960
U.S. Dollar	+/-	75	+/-	60,402	-/+	476,941
U.S. Dollar	+/-	100	+/-	80,536	-/+	635,921
U.S. Dollar	+/-	150	+/-	120,804	-/+	953,881

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

Equity securities, mutual funds and hedge funds are not considered as part of the investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the effect on expected unrealized gain or loss in comprehensive income, before income tax, as of December 31, 2015 and 2014 is presented below.

	Change in
Market price sensitivity	market prices	2015	2014
	%	S/000	S/000

Equity securities	+/-10	149,449	157,709
Equity securities	+/-25	363,023	394,272
Equity securities	+/-30	436,348	473,126
Mutual funds	+/-10	16,085	16,367
Mutual funds	+/-25	40,212	40,916
Mutual funds	+/-30	48,254	49,100
Hedge funds	+/-10	13,319	14,027
Hedge funds	+/-25	33,299	35,068
Hedge funds	+/-30	39,958	42,081

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

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2015 and 2014, the Group’s assets and liabilities by currencies were as follows:

	2015				2014
			Other				Other
	Soles	U.S. Dollars	currencies	Total	Soles	U.S. Dollars	currencies	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Monetary assets -
Cash and due from banks	2,629,447	18,133,335	1,628,962	22,391,744	3,858,953	17,062,695	767,818	21,689,466
Cash collateral, reverse repurchase agreements and securities borrowings	-	10,080,794	945,904	11,026,698	-	3,786,094	1,757,309	5,543,403
Trading securities	1,437,617	199,438	686,042	2,323,097	2,057,616	266,874	201,480	2,525,970
Available-for-sale investments	7,835,615	8,924,280	629,409	17,389,304	5,360,864	6,664,918	1,007,466	13,033,248
Held-to-maturity investments	2,872,865	709,264	-	3,582,129	2,146,065	521,598	-	2,667,663
Loans, net	51,525,096	30,358,072	4,604,993	86,488,161	39,785,150	33,326,754	3,410,602	76,522,506
Financial assets at fair value through profit or loss	52,369	297,959	-	350,328	94,043	203,057	-	297,100
Other assets	1,626,686	2,059,415	509,557	4,195,658	1,104,492	1,106,148	887,003	3,097,643
	67,979,695	70,762,557	9,004,867	147,747,119	54,407,183	62,938,138	8,031,678	125,376,999

Monetary liabilities -
Deposits and obligations	(36,446,886)	(45,696,802)	(6,462,945)	(88,606,633)	(35,484,242)	(37,022,996)	(4,539,731)	(77,046,969)
Payables from repurchase agreements and security lendings	(11,673,446)	(1,503,347)	(1,422,957)	(14,599,750)	(5,225,291)	(1,772,688)	(1,310,491)	(8,308,470)
Due to bank and correspondents	(2,379,021)	(5,184,659)	(198,817)	(7,762,497)	(3,093,872)	(5,848,343)	(275,125)	(9,217,340)
Financial liabilities at fair value through profit or loss	-	(47,737)	-	(47,737)	-	-	(397,201)	(397,201)
Insurance claims reserves and technical reserves not general	(2,699,351)	(3,661,014)	(1,263)	(6,361,628)	(2,137,497)	(3,259,562)	-	(5,397,059)
Bonds and notes issued	(2,171,074)	(14,010,489)	(106,399)	(16.287,962)	(2,220,670)	(12,850,747)	(33,176)	(15,104,593)
Other liabilities	(2,942,934)	(1,510,666)	(632,842)	(5,086,442)	(1,748,432)	(1,047,848)	(734,620)	(3,530,900)
	(58,312,712)	(71,614,714)	(8,825,223)	(138,752,649)	(49,910,004)	(61,802,184)	(7,290,344)	(119,002,532)
	9,666,983	(852,157)	179,644	8,994,470	4,497,179	1,135,954	741,334	6,374,467

Forwards position, net	6,011,253	(6,707,587)	696,334	-	3,209,468	(3,155,171)	(54,297)	-
Currency swaps position, net	(9,997,505)	10,084,091	(86,586)	-	(1,988,707)	2,534,394	(545,687)	-
Cross currency swaps position, net	-	-	-	-	(422,487)	447,901	(25,414)	-
Options, net	543,066	(543,066)	-	-	(93,536)	93,536	-	-
Net monetary position	6,223,797	1,981,281	789,392	8,994,470	5,201,917	1,056,614	115,936	6,374,467

The Group manages foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. The Group measures its performance in Soles (since 2014 considering its change in functional currency, before it was measure in U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of Soles with respect to this currency would affect positively the Group’s consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statements of income.

As of December 31, 2015, the Group’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position); as of December 31, 2014, the Group’s net foreign exchange balance is the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any devaluation/revaluation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave the Group’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2015 on its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles (the 2014 functional currency), with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

	Change in
Sensitivity analysis	currency rates	2015	2014
	%	S/000	S/000

Devaluation -
U.S. Dollar	5	(94,347)	(50,315)
U.S. Dollar	10	(180,116)	(96,056)

Revaluation -
U.S. Dollar	5	104,278	55,611
U.S. Dollar	10	220,142	117,402

34.3 Liquidity risk

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

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed

Commercial banking: Liquidity risk exposure in BCP Peru, BCP Bolivia, MiBanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to secure that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario; the latter works a minimum compliance mechanism that supplements the RCL.The core limits of these indicators are 100% and any excess is presented in te CRedicorp Treasury Risk Committee and ALM of the respective subsidiary.

Insurance: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly “Pacífico Seguros”, focus of liquidity is the quick availability or resources in the event of a systemic event (e.g. earthquake); for this purpose there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Vida, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); focus is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserve); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, a methodology of Credicorp.

AFPs: Liquidity risk management in AFP Prima is differentiated between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administrator entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital (Correval, IM Trust y Credicorp Capital Perú) principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as matching maturities by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are noted, repos are used. On the other hand, structural risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statements of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2015						As of December 31, 2014
	Up to a	From 1 to	From 3 to	From 1 to	Over 5		Up to a	From 1 to	From 3 to	From 1 to	Over 5
	month	3 months	12 months	5 years	years	Total	month	3 months	12 months	5 years	years	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Financial assets	22,863,507	16,732,722	32,113,631	64,324,012	28,285,740	164,319,613	21,216,540	12,832,368	29,961,466	50,360,931	35,868,412	150,239,717

Financial liabilities by type -
Deposits and obligations	24,803,628	6,769,967	14,412,392	8,642,270	7,912,781	62,541,038	23,422,345	7,416,780	12,879,007	27,947,257	5,993,574	77,658,963
Payables from reverse purchase agreements and security lendings	2,044,405	601,157	66,228	354,907	(1,895,542)	1,171,155	971,365	230,099	3,622,265	1,542,577	1,967,900	8,334,206
Due to banks and correspondents	1,943,152	1,824,040	2,844,324	7,478,398	477,988	14,567,902	583,598	1,719,443	3,361,913	3,924,247	1,081,657	10,670,858
Accounts payable to reinsurer and and coinsurers	64,094	191,906	31,439	4,067	-	291,906	48,981	125,155	32,774	14,000	-	220,910
Financial liabilities designated at fair value through profit or loss	47,737	-	-	-	-	47,737	397,201	-	-	-	-	397,201
Technical, insurance claims reserves and reserves for unearned premiums	61,060	358,853	5,183,184	753,050	-	6,356,147	153,171	816,700	459,026	1,280,688	2,603,915	5,313,500
Bonds and notes issued	148,918	889,843	1,008,926	8,138,841	8,515,914	18,702,442	74,051	159,325	663,854	6,031,830	10,019,202	16,948,262
Other liabilities	1,905,886	123,416	142,551	660,548	3,086,181	5,918,582	955,128	95,752	229,712	9,340	2,115,203	3,405,135
Total liabilities	31,018,880	10,759,182	23,689,044	26,032,081	18,097,322	109,596,909	26,605,840	10,563,254	21,248,551	40,749,939	23,781,451	122,949,035

Derivatives financial liabilities (*)-
Contractual amounts receivable (Inflows	990,499	766,469	1,509,604	2,218,047	318,060	5,802,678	26,623	55,027	389,599	829,865	129,207	1,430,321
Contractual amounts payable (outflows)	1,036,265	754,503	1,466,475	2,058,000	294,818	5,610,061	30,308	61,336	413,609	845,919	127,287	1,478,459
Total liabilities	(45,767)	11,966	43,130	160,047	23,242	192,618	3,685	6,309	24,010	16,054	(1,920)	48,138

(*)	Including derivatives contracts designated for hedge accounting.

34.4 Operational risk -

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

Life insurance contracts -

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

Management has performed a sensitivity analysis of the technical reserve estimates, Note 16(c).

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, home, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

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

34.6 Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business.

Considering the Banking Law and Legislative Decree N° 1028, the regulatory capital must be equal to or more than 10 percent of total risk weighted assets and contingent operations, represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the weighted assets and contingent credits by credit risk. This calculation must include all balance sheet exposures or assets in local or foreign currency. As of December 31, 2015 and 2014, the minimum requirement is 10.0 percent. Also, by means of SBS Resolution No.8425- 2011 dated July 2011 the SBS requires an additional effective equity per economic cycle, concentration risk, market concentration risk, interest rate risk and other risks. Peruvian financial entities have a 5-year-term from July 2011 to adequate their total effective equity to the requested level.

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

As of December 31, 2015 and 2014, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/18,615 million and S/16,378 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of such dates. Under the SBS regulations, the Group’s regulatory capital exceeds in approximately S/2,214 million the minimum regulatory capital required as of December 31, 2015 (approximately S/2,218 million as of December 31, 2014)

34.7	Fair values

a)	Financial instruments recorded at fair value and fair values hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the statement of financial position:

		As of December 31, 2015				As of December 31, 2014
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Financial assets
Derivative finnacial instruments:
Forward foreign exchange		-	92,132	-	92,132	-	192,032	-	192,032
Interest rate swaps		-	470,477	-	470,477	-	319,083	-	319,083
Cross currency swaps		-	63,748	-	63,748	-	34,309	-	34,309
Currency swaps		-	839,087	-	839,087	-	285,187	-	285,187
Options		-	10,072	-	10,072	-	15,320	-	15,320
	12(b)		1,475,516		1,475,516	-	845,931	-	845,931

Trading securities		805,256	1,513,814	4,094	2,323,164	634,248	1,891,722	-	2,525,970
Financial assets at fair value through profit or	8(a)	260,435	89,893	-	350,328	234,239	62,861	-	297,100

Available-for-sale investments:
Debt instruments
Certificates of deposit BCRP		-	4,593,586	-	4,593,586	-	3,064,609	-	3,064,609
Corporate bonds, leases and subordinated		3,574,627	4,031,865	92,304	7,698,796	3,909,027	2,827,805	16,523	6,753,355
Government treasury bonds		1,987,849	814,614	-	2,802,463	1,452,198	1,057,569	-	2,509,767
Mutual funds		54,709	335,764	106,153	496,626	15,485	444,093	29,784	489,362
Other instruments		141,743	798,566	87,824	1,028,133	113,995	1,099,548	140,271	1,353,814
Equity instruments		1,320,114	715,170	114,033	2,149,317	1,285,270	244,430	47,389	1,577,089
	6(a)	7,079,042	11,289,565	400,314	18,768,921	6,775,975	8,738,054	233,967	15,747,996
Total financial assets		8,144,733	14,368,787	404,409	22,917,929	7,644,462	10,692,637	233,967	18,571,066

		At December 31, 2015				At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Financial liabilities
Derivatives financial instruments
Interest rate swaps		-	82,940	-	82,940	-	289,570	-	289,570
Foreign exchange forwards		-	178,056	-	178,056	-	100,703	-	100,703
Foreign currency swaps		-	31,467	-	31,467	-	-	-	-
Currency swaps		-	625,687	-	625,687	-	272,848	-	272,848
Options		-	24,371	-	24,371	-	19,280	-	19,280
	12(b)	-	942,521	-	942,521	-	682,401	-	682,401

Bonds and notes issued at fair value		-	8,535,401	-	8,535,401	-	7,349,760	-	7,349,760
Financial liabilities at fair value through profit or loss		-	47,737	-	47,737	391,434	5,767	-	397,201
Put options of non-controlling interest	2 (c)	-	-	93,273	93,273	-	-	416,235	416,235
Total financial liabilities		-	9,525,659	93,273	9,618,932	391,434	8,037,928	416,235	8,845,597

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

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2015, derivatives Accounts receivables and payables amounted to S/1,475.5 million and S/942.5 million, respectively, see Note 12(b), generating CVA and DVA adjustments for approximately S/24.4 million and S/7.3 million, respectively. The net impact of both items in the consolidated statements of income amounted to S/25.2 million. As of December 31, 2014, derivatives Accounts receivables and payables amounted to S/845.9 million and S/682.4 million, respectively, see Note 12(b), generating CVA and DVA adjustments for approximately S/21.1 million and S/8.2, respectively. Also, the net impact of both items in the consolidated statements of income amounted to S/21.1 million.

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

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2015 and 2014 the net unrealized gain of Level 3 financial instruments amounted to S/50.5 million and S/23.4 million, respectively. During 2015 and 2014, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa. Also, there have been no transfer between Level 1 and Level 2.

b)	Financial instruments not measured at fair value -

Set out below is the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statements of financial position by level of the fair value hierarchy:

	As of December 31, 2015					As of December 31, 2014
				Fair	Book				Fair	Book
	Level 1	Level 2	Level 3	value	value	Level 1	Level 2	Level 3	value	value
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Assets
Cash and due from banks	-	22,391,744	-	22,391,744	22,391,744	-	21,689,466	-	21,689,466	21,689,466
Cash collateral, reverse repurchase	-	11,026,698	-	11,026,698	11,026,698	-	5,543,403	-	5,543,403	5,543,403
Held-to-maturity investments	3,659,197	-	-	3,659,197	3,582,129	2,662,164	-	-	2,662,164	2,667,663
Loans, net	-	105,132,492	-	105,132,492	105,132,492	-	76,537,019	-	76,537,019	76,522,506
Premiums and other policies receivable	-	648,017	-	648,017	648,017	-	578,296	-	578,296	578,296
Accounts receivable from reinsurers and coinsurers	-	457,189	-	457,189	457,189	-	468,137	-	468,137	468,137
Bank acceptances	-	222,496	-	222,496	222,496	-	167,654	-	167,654	167,654
Otros activos	-	1,769,789	-	1,769,789	1,769,789	-	1,037,625	-	1,037,625	1,037,625
Total	3,659,197	141,648,425	-	145,307,622	145,230,554	2,662,164	106,021,600	-	108,683,764	108,674,750

Liabilities
Deposits and obligations	-	88,606,633	-	88,606,633	88,606,633	-	77,046,969	-	77,046,969	77,046,969
Payables from repurchase agreements	-	14,599,750	-	14,599,750	14,599,750	-	8,308,470	-	8,308,470	8,308,470
Due to banks and correspondents and other entities	-	12,357,513	-	12,357,513	7,762,497	-	12,663,019	-	12,663,019	9,217,340
Bank acceptances	-	222,496	-	222,496	222,496	-	167,654	-	167,654	167,654
Payable to reinsurers and coinsurers	-	241,847	-	241,847	241,847	-	220,910	-	220,910	220,910
Bond and notes issued	-	8,125,918	-	8,125,918	7,752,561	-	7,772,669	-	7,772,669	7,754,833
Other liabilities	-	2,843,131	-	2,843,131	2,843,131	-	2,043,700	-	2,043,700	2,043,700
Total	-	126,997,288	-	126,997,288	122,028,915	-	108,223,391	-	108,223,391	104,759,876

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the expected losses of these loans. As of December 31, 2015 and 2014, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or having a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.8 Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2015 and 2014, the assigned value of the financial assets under administration (in millions of Peruvian soles) is as follows:

	2015	2014

Pension funds	39,009	36,416
Investment funds	14,361	15,478
Equity managed	17,360	17,388
Total	70,730	69,282

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

(i)	Madoff Trustee Litigations -

On September 22, 2011, the Trustee for the liquidations of Bermard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated state of Bermard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/409.5 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited in Liquidation (hereafter “Fairfield”), a feeder fund that invested in BLMIS.

The Complaint further alleges that the Madoff Trustee filed an adversary proceeding against Fairfield, seeking to avoid and recover the initial transfers of money from BLMIS to Fairfield; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” of “avoided transfers” from BLMIS to Fairfield that Fairfield subsequently transferred to ASB. The Madoff Trustee has filed similar actions against other alleged “subsequent transferees” that invested in Fairfield and its sister entities which, in turn, invested and redeemed funds from BLMIS.

Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulted in a net loss in the funds that ASB managed on behalf of its clients for approximately US$78.0 million (equivalent to approximately S/266.1 million) as of December, 2008.

(ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115.0 million, reflecting ASB’s redemptions of certain investments in Fairfield, together with investment returns thereon. These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Litigation described above.

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

As of December 31, 2015, the Bankruptcy Court stay remains in effect, and ASB’s time to answer or move remains stayed indefinitely pending further order of the Bankruptcy Court.

Management believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

36	SUBSEQUENT EVENT

Sale of Banco de Crédito de Bolivia to Inversiones Credicorp Bolivia S.A. -

On December 30th, 2015 the Executive Committee of Board of Directors of Banco de Crédito del Perú approved, unanimously by all attending directors, the sale of total number of shares (14,121 shares) held by the Bank in Banco de Crédito de Bolivia (BCB) to Inversiones Credicorp Bolivia S.A.(ICBSA). In March 2016, we obtained the required authorization of the Bolivian regulators.

Also, as part of this corporate reorganization, Grupo Crédito S.A., a subsidiary of Credicorp Ltd. and a Company with a direct interest in the Bank of 84.96%; have performed a capital contribution in Bolivianos, equivalent to US$163 million to ICBSA on March 30th, 2016. The capital contributed will be used to purchase shares in BCB.

This reorganization has no impact on these consolidated financial statements.

Dividends declared

In the session of the Board of Directors held on February 24th, 2016, agreed unanimously to declare the cash dividends to be paid its shareholders in amount of S/773,085,558.55 of a total of 94,382,317 outstanding shares, which equivalent to S/8.1910 per share (US$ 2,3160). The dividend will be paid in US Dollars..

Sale of 50% of shares of Banco de Crédito e Inversiones (BCI) -

The Executive Committee of the Board of Credicorp Ltd. (the “Company”), in a session held on March 7th, 2016, unanimously decided to adopt the following agreements:

a)	Sign on the date a Memorandum of Understanding with BCI through which the Company, as the minority shareholder with 4.06% of BCI, manifests its intention to sell up to 50% (fifty percent) of the shares that it holds in BCI.

b)	The sale of the Company’s shares in BCI will be conducted jointly and in coordination with BCI in accordance with the agreements contained in the Memorandum of Understanding.

c)	The Company has agreed not to sell the remaining 50% of its shares in BCI within 180 (one hundred and eighty) calendar days after the date on which BCI’s preferential subscription period has terminated as foreseen in applicable regulations in the Republic of Chile.

On April 22nd, 2016 the transaction was executed through a book auction in the Santiago Stock Exchange. A total of 2,248,953 shares was sold at a price of CLP 27,500, which resulted in proceeds of CLP 61,846 million, equivalent to approximately US$93 million (S/304 million). The total shares sold represent 50% of the shares that it holds in BCI.

This transaction has no impact on the financial statement as of December 31, 2015.