Form 20-F
period 2016-12-31
CREDICORP LTD
filed 2017-04-27
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31st, 2016

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
Banco de Crédito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive offices)

Fernando Dasso Montero
Chief Financial Officer
Credicorp Ltd
Banco de Crédito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

CONTENT

2

ABBREVIATIONS

Abbreviations	Meaning
AFM	Administradora de Fondos Mutuos or Mutual Fund Administrators
AFP	Administradora de Fondo de Pensiones or Private Pension funds administrators - Peru
AGF	Administradora General de Fondos or General Funds Management
ALCO	Asset and Liabilities Committee
ALICO	American Life Insurance Company
ALM	Asset and Liabilities Management Service
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia's Stock Market Self-regulator
ASB	Atlantic Security Bank
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority - Bolivia
ASHC	Atlantic Security Holding Corporation
ATM	Automated Teller Machine (cash machine)
ATPDEA	Andean Trade Promotion and Drug Eradication Act
AuC	Assets under Custody
AuMs	Assets under Management
BCB	Banco Central de Bolivia
BCI	Banco de Crédito e Inversiones de Chile
BCM	Business Continuity Management
BCP Bolivia	Banco de Crédito de Bolivia
BCP Consolidated	Banco de Crédito del Peru including subsidiaries such as Mibanco. It is also called BCP
BCP Stand-alone	Banco de Crédito del Peru without including subsidiaries
BCRP	Banco Central de Reserva del Peru or Peruvian Central Bank
BEX	Banca Exclusiva
Bladex	Banco Latinoamericano de Comercio Exterior
BLMIS	Bernard L. Madoff Investment Securities LLC
BOB	Peso Boliviano
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAF	Corporación Andina de Fomento or Andean Development Corporation
CARE	Cooperative for Assistance and Relief Everywhere
CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority
CMAC	Caja Municipal de Ahorro y Crédito or Municipal Savings Bank
COFIDE	Corporación Financiera de Desarrollo S.A. or Peruvian government-owned development bank
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CRAC	Caja Rural de Ahorro y Crédito or Rural Savings Bank

Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa S.A.
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondos S.A.
Credicorp Capital Peru	Credicorp Capital Peru S.A.A., formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Credititulos S.A.
CRM	Customer Relationship Management
CSI	Credicorp Capital Securities Inc. formerly Credicorp Securities Inc.
CTS	Severance indemnity Deposits
D&S	Disability and Survivorship
Edyficar	Empresa Financiera Edyficar S.A.
Edpyme	Empresas de Desarrollo de Pequeña y Microempresa or Small and Micro firm Development Institutions
EPS	Entidad Prestadora de Salud or Health Care Facility
ERM	Enterprise Risk Management
FATCA	Foreign Account Tax Compliance Act
FATF	Financial Action Task Force
FC	Foreign Currency
FCG	Financial Consolidated Group
FCPA	Foreign Corrupt Practices Act
FED	Federal Reserve System - US
FINRA	Financial Industry Regulatory Authority -US
FTA	Free Trade Agreement
FuMs	Funds under management
FX	Foreign exchange
GDP	Gross Domestic Product
IASB	International Accounting Standards Board
IBD	Introducing Broker Dealer
IBNR	Incurred but not reported
ICBC	Industrial and Commercial Bank of China
ICBSA	Inversiones Credicorp Bolivia S.A.
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
IGBVL	Indice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IGV	Impuesto General a las Ventas or Value Added Tax
IMF	International Monetary Fund
Inversiones IMT	Inversiones IMT S.A.
IPSA	Indice Selectivo de Acciones or Selective Share Price Index - Chile
IRB	Internal Ratings-Based
IRS	Interest Rate Swap
KRI	Key Risk Indicators

LC	Local Currency
LIBOR	London InterBank Offered Rate
LTV	Loan to Value
M&A	Mergers and Acquisitions
MALI	Museo de Arte de Lima or Lima's Fine Arts Museum
MILA	Mercado Integrado Latinoamericano or Integrated Latin American Market -among Chile, Colombia and Peru
MMD	Middle-Market Division
MODASA	Motores Diesel Andinos S.A.
MRTA	Movimiento Revolucionario Tupac Amaru
NEP	Net Earned Premiuns
NIM	Net Interest Margin
NYSE	New York Stock Exchange
OFAC	Office of Foreign Assets Control
ONP	Oficina de Normalización Previsional del Peru or Peruvian Public Pension System
OPA	Oferta Pública de Adquisición or Public Tender Offer
OTC	Over-the-counter
P&C	Property and casualty (P&C)
PZBA	Paredes, Zaldivar, Burga & Asociados S.C.R.L
RAM	Remuneración Asegurable Mensual or Monthly Insurable Remuneration
RB&WM	Retail Banking & Wealth Management Group
RIA	Registered Investment Advisor
ROAE	Return on Average Equity
ROAA	Return on Average Assets
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAM	Standardized Approach Method
SARs	Stock Appreciation Rights
SBS	Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or Superintendency of Banks, Insurance and Pension Funds - Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Superintendency of Securities and Insurance
SIPC	Securities Investor Protection Corporation
SME	Small and medium enterprise
SME - Pyme	Small and medium enterprise – Pequeña y microempresa or Small and micro enterprise
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market - Peru
SOAT	Seguro obligatorio para accidentes de transito or Obligatory assurance for accidents of traffic
Solucion EAH	Solución Empresa Administradora Hipotecaria
SPP	Sistema Privado de Pensiones or Private Pension System
SUNAT	Superintendencia Nacional de Aduanas y de Administracion Tributaria or Superintendence of Tributary Administration - Peru
SVS	Superintendencia de Valores y Seguros de Chile or Superintendence of Securities and Insurance from Chile
U.S. GAAP	Accounting principles generally accepted in the United States of America
VaR	Value at Risk
VRAEM	Valley of Rivers Apurimac, Ene and Mantaro
WBG	Wholesale Banking Group

PRESENTATION OF FINANCIAL INFORMATION

Credicorp Ltd. is a Bermuda limited liability company (and is referred to in this Annual Report as Credicorp, the Company, the Group, we, or us, and means either Credicorp as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in Peruvian Soles and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from Accounting Principles Generally Accepted in the United States (U.S. GAAP).

We operate primarily through our four operating segments: banking, investment banking, insurance, and pension funds. See information about operating segments in “Item 4.-Information on the Company: (A) History and Development of the Company, and (B) Business Overview”.

Our six principal operating subsidiaries are: (i) Banco de Credito del Peru (which, together with its consolidated subsidiaries, is referred to as BCP Consolidated or just BCP); (ii) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which, are referred to as ASB and ASHC, respectively); (iii) El Pacifico-Peruano Suiza Compañia de Seguros y Reaseguros (“PPS”, which together with its consolidated subsidiaries, is referred to as Grupo Pacifico); (iv) Prima AFP; (v) Credicorp Capital Ltd. (“Credicorp Capital”, which consolidates the companies of our investment banking platform); and (vi) Banco de Credito de Bolivia, which we hold through Inversiones Credicorp Bolivia S.A. (“ICBSA”). As of and for the year ended December 31, 2016, BCP contributed with 81.5% of our total assets, 77.0% of our net income and 70.2% of our net equity attributable to Credicorp’s equity holders. Unless otherwise specified, the individual financial information for BCP Stand-alone, ASB, Grupo Pacifico, Prima AFP and Credicorp Capital included in this Annual Report is presented in accordance with IFRS and before eliminations for consolidation purposes. See “Item 3. Key Information – 3.A Selected Financial Data” and “Item 4. Information on the Company - 4.A History and Development of the Company.” We refer to BCP Stand-alone, ASB, Grupo Pacifico, Banco de Credito de Bolivia, Prima AFP and Credicorp Capital as our main operating subsidiaries, and we refer to Grupo Credito S.A. (“Grupo Credito”) and ASHC as our two main holding subsidiaries.

“Item 3. Key Information - 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our Consolidated Financial Statements as of December 31, 2012, 2013, 2014, 2015 and 2016.

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “S/”, “Sol”, “local currency” or “Soles” are to Peruvian Soles (each Sol is divided into 100 centimos (cents), and to “$”, “US$,” “Dollars,” “foreign currency” or “U.S. Dollars” are to United States Dollars.

In light of changes in the Peruvian economy and Credicorp’s operations in Peru, the Board of Directors of Credicorp determined, in its session held on January 22, 2014, that from and after January 1, 2014 the Peruvian Sol would be the functional currency and the currency in which Credicorp’s financial statements would be presented. This decision was made in accordance with the International Financial Reporting Standards (“IFRS”), and specifically IAS 21, based on an analysis performed by Credicorp’s management, which revealed that the Sol has become since 2014 the most relevant currency for Credicorp’s subsidiaries in Peru, and specifically for Credicorp’s main subsidiary, Banco de Credito del Peru. This decision does not change the currency (U.S. Dollar) in which the nominal value of Credicorp’s shares is denominated. In accordance with Credicorp’s Bye-laws, these values remain in U.S. Dollars, the currency in which Credicorp’s stock is listed on the New York Stock Exchange (the “NYSE”) and on the Lima Stock Exchange (BVL by its Spanish initials). For this Annual Report, we have restated in Soles the financial information presented for years prior to 2014. The methodology used for the restatement is in accordance with the IFRS and specifically IAS 21 "The Effects of Changes in Foreign Exchange Rates". The methodology applied is explained in “Item 4. Information on the Company - 4.B Business overview - (10) Selected Statistical Information”.

Some of our subsidiaries, namely ASB ; Credicorp Capital Securities Inc. (“CSI”); and Credicorp Capital Asset Management (subsidiaries of Credicorp Capital), maintain their operations and balances in U.S. Dollars and other currencies. As a result, in certain instances throughout this Annual Report, we have translated U.S. Dollars and other currencies to Soles. You should not construe any of these translations as representations that the U.S. Dollar amounts actually represent such equivalent Sol amounts or that such U.S. Dollar amounts could be converted into Soles at the rate indicated, as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from U.S. Dollar amounts at an exchange rate of S/3.356 = US$1.00, which is the December 31, 2016 exchange rate set by the Peruvian Superintendent of Banks, Insurance and Pension Funds (SBS by its Spanish initials). Converting U.S. Dollars to Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would result by converting the same amount of U.S. Dollars on a different specified date (at the prevailing exchange rate on such date). The Federal Reserve Bank of New York does not publish a noon buying rate for Soles. Our Bolivian subsidiary operates in Bolivianos, a currency whose value has been stable over recent years. For consolidation purposes, our Bolivian subsidiary’s financial statements are also presented in Soles. Our Colombian and Chilean subsidiaries, Credicorp Capital Colombia S.A. (“Credicorp Capital Colombia”, formerly Correval S.A.) and Inversiones IMT S.A. (“Inversiones IMT”, formerly IM Trust, S.A.), operate in Colombian Pesos and Chilean Pesos, respectively, and their financial statements are also converted into Soles for consolidation purposes.

Our management’s criteria for translating foreign currency, for the purpose of preparing the Credicorp Consolidated Financial Statements, are described in “Item 5. Operating and Financial Review and Prospects- 5.A Operating Results—(1) Critical Accounting Policies – 1.3 Foreign Exchange”

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

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

The summary of our consolidated financial data as of, and for the years ended, December 31, 2012, 2013, and 2014 was derived from the Consolidated Financial Statements audited by Paredes, Zaldivar, Burga & Asociados S.C.R.L, member of Ernst & Young Global (“EY Global”), independent registered public accountants. The consolidated financial data as of, and for the years ended, December 31, 2015 and 2016 was derived from the Consolidated Financial Statements audited by Gaveglio Aparicio & Asociados S.C.R.L, member of PricewaterhouseCoopers International Limited, independent registered public accountants.

The report of Gaveglio Aparicio & Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015, and the report of Paredes, Zaldivar, Burga & Asociados S.C.R.L on the Consolidated Financial Statements for the year ended December 31, 2014 appear elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	(Soles in thousands, except percentages, ratios, and per common share data)					U.S. Dollars in thousands (1)
INCOME STATEMENT DATA:
IFRS:
Interest income	6,091,575	7,086,470	8,600,866	9,992,027	10,817,555	3,202,750
Interest expenses	(1,828,827)	(2,116,573)	(2,191,062)	(2,527,133)	(2,914,714)	(862,959)
Net Interest, income and expenses	4,262,748	4,969,897	6,409,804	7,464,894	7,902,841	2,339,791
Provision for loan losses, net of recoveries (2)	(996,194)	(1,230,371)	(1,715,809)	(1,880,898)	(1,785,495)	(528,631)
Net interest, income after provision for loan losses	3,266,554	3,739,526	4,693,995	5,583,996	6,117,346	1,811,160
Commissions and fees	1,944,242	2,259,927	2,521,829	2,644,191	2,771,561	820,575
Net gains on sales of securities	267,000	96,228	220,737	248,723	336,759	99,704
Net gains on foreign exchange transactions	467,912	534,442	453,405	773,798	698,159	206,704
Net earned premiums	1,856,666	2,142,777	2,189,666	1,733,978	1,799,115	532,663
Other income	276,763	441,193	639,572	325,666	396,127	117,281
Net claims incurred for insurance activities	(1,227,204)	(1,460,461)	(1,426,733)	(1,031,659)	(1,098,905)	(325,352)
Others expenses	(4,255,648)	(5,111,490)	(6,075,096)	(5,964,664)	(6,068,110)	(1,796,584)
Profit before exchange difference and income tax	2,596,285	2,642,142	3,217,375	4,314,029	4,952,052	1,466,151
Translation result	197,949	(309,422)	172,095	46,563	(60,624)	(17,949)
Income tax	(663,309)	(775,177)	(968,224)	(1,197,207)	(1,281,448)	(379,398)
Net income	2,130,925	1,557,543	2,421,246	3,163,385	3,609,980	1,068,804
Attributable to:
Credicorp’s equity holders	2,079,647	1,538,307	2,387,852	3,092,303	3,514,582	1,040,561
Non-controlling interest	51,278	19,236	33,394	71,082	95,398	28,244
Number of shares as adjusted to reflect changes in capital
Net income per common share attributable to Credicorp’s equity holders (3)	26.18	19.35	30.04	38.91	44.23	13.10
Diluted net income per share	26.11	19.31	29.97	38.84	44.15	13.07
Cash dividends declared and paid per common share U.S Dollar (4)	2.60	1.90	-	-	-	-
Cash dividends declared per common share Soles (4)	-	-	6.77	8.1910	12.2865	-
BALANCE SHEET DATA:
IFRS:
Total assets	104,032,659	114,094,220	134,834,372	155,480,217	156,435,222	46,613,594
Total loans (5)	54,752,692	64,361,927	79,509,360	90,328,499	94,768,901	28,238,647
Allowance for loan losses (2)	(1,898,496)	(2,385,958)	(3,102,096)	(4,032,219)	(4,416,692)	(1,316,058)
Total deposits(6)	61,110,630	68,182,519	76,783,964	88,307,962	85,583,120	25,501,526
Equity attributable to Credicorp’s equity holders	10,628,321	11,831,511	13,979,455	16,128,016	19,656,135	5,857,013
Non-controlling interest	503,283	511,594	646,570	599,554	460,376	137,180
Total equity	11,131,604	12,343,105	14,626,025	16,727,570	20,116,511	5,994,193

	Year ended December 31,
	2012	2013	2014	2015	2016
	(Soles in thousands, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin – NIM (7)	5.02%	5.01%	5.66%	5. 61%	5.49%
Return on average total assets - ROAA(8)	2.23%	1.41%	1.92%	2.13%	2.25%
Return on average equity -ROAE (9)	21.03%	13.70%	18.50%	20.50%	19.64%
Operating expenses as a percentage of net interest and non-interest income (10)	46.93%	46.45%	46.06%	42.84%	43.12%
Operating expenses as a percentage of average assets (11)	4.30%	4.25%	4.32%	3.77%	3.64%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.22%	10.37%	10.37%	10.37%	12.57%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (12)	15.16%	15.05%	14.99%	15.95%	16.33%
Total internal overdue loan amounts as a percentage of total loans (13)	1.73%	2.23%	2.53%	2.56%	2.77%
Allowance for direct loan losses as a percentage of total loans	3.26%	3.52%	3.76%	4.25%	4.44%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (14)	2.86%	3.08%	3.20%	3.69%	3.85%
Allowance for direct loan losses as a percentage of total internal overdue loans (15)	187.69%	157.50%	148.65%	166.16%	160.55%
Allowance for direct loan losses as a percentage of impaired loans (16)	110.45%	102.44%	99.22%	105.35%	99.90%

(1)	The exchange rate used was 3.356 for balance sheet (end of year) and 3.377583 for Profit and Losses (average of the year).
(2)	Provision for loan losses and allowance for loan losses include provisions and reserves with respect to total loans and off-balance sheet items such as letters of credit and stand-by letters. The figure in the Income Statement is net of write-off and recoveries.
(3)	As of December 31, 2016, we had 94.4 million common shares issued and outstanding. Of this amount, 14.9 million were held by ASHC, BCP and Grupo Pacifico, and are therefore considered treasury shares. The per-common-share data given considers net outstanding shares (total outstanding common shares net of shares held by BCP, ASHC and Grupo Pacifico) of 79.5 million. See Notes 18 and 29 to the Consolidated Financial Statements.
(4)	Dividends based on net income attained for the financial years 2012 and 2013 were declared and paid in U.S. Dollar. Dividends based on net income attained for the financial years 2014 and 2015 were declared in Soles and paid in U.S. Dollar after converting the Soles amount using the weighted exchange rate of PEN/US$ registered by the SBS for the transactions at the close of business on the declaration date. Dividends based on net income attained for the financial year 2016 were declared in Soles and we will be paid in U.S. Dollar on May 12, 2017 using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 10, 2017.
(5)	Total loans refer to direct loans plus accrued interest minus unearned interest. In our Consolidated Financial Statements, “loans, net of unearned income” refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in note (2), that amounted to S/11,526.3 million, S/13,036.7 million, S/17,319.5 million, S/19,004.7 million and S/19,832.0 million, as of December 31, 2012, 2013, 2014, 2015, and 2016, respectively. See Note 21 to the Consolidated Financial Statements.
(6)	Accrued interests are not included in Total deposits.
(7)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances on a monthly basis.
(8)	Net income as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(9)	Net income as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances.
(10)	Sum of the salaries and employee´s benefits, administrative expenses, depreciation and amortization, acquisition cost, all as percentage of the sum of net interest income, fee income, net gain on foreign exchange transactions, net gain from associates, net earned premiums, gross margin from medical services. Acquisition cost includes net fees, underwriting expenses and underwriting income.
(11)	Sum of the salaries and employee´s benefits, administrative expenses, depreciation and amortization, acquisition cost, all as percentage of average assets.
(12)	Regulatory capital calculated in accordance with guidelines by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (or the BIS II Accord) as adopted by the SBS. See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources - (1) Capital Adequacy Requirements for Credicorp.”
(13)	Depending on the type of loan, BCP considers internal overdue loans for corporate, large business and medium business loans after 15 days; for overdrafts, small and micro business loans after 30 days; and for consumer, mortgage and leasing loans after 90 days. ASB considers internal overdue loans all overdue loans except for consumer loans, which are considered internal overdue loans when the scheduled principal and/or interest payments are overdue for more than 90 days.
(14)	Other off-balance-sheet items primarily consist of stand-by letters and letters of credit. See Note 21 to the Consolidated Financial Statements.
(15)	Allowance for direct loan losses, as a percentage of all internal overdue loans and under legal collection loans, with no reduction for collateral securing such loans.
(16)	Allowance for direct loan losses as a percentage of loans classified in categories C, D and E. See “Item 4. Information on the Company - 4.B Business Overview - (10) Selected Statistical Information - 10.3 Loan Portfolio - 10.3.7 Classification of the Loan Portfolio.”

3. B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D	Risk Factors

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

Peru has a long history of political instability that includes military coups and a succession of regimes that featured heavy government intervention in the economy. In 1990, Alberto Fujimori took office as president in the middle of hyperinflation (7,649.7% in 1990) and insecurity due to terrorist activities. Market-based reforms and the gradual success of the authorities in capturing terrorist leaders allowed the country to stabilize, and by 1995 Fujimori was re-elected. The administration was accused of authoritarian behavior, especially after closing Congress in 1992 and crafting a new constitution. The administration also faced several corruption charges. Shortly after starting a controversial third term, Fujimori resigned the presidency and a transitional government led by Valentin Paniagua called for elections to be held in April 2001. After spending several years in Japan, Fujimori was brought back to Peru and was sentenced in 2009 to 25 years in prison for human rights violations. The governments that have been elected since 2001 are those of Alejandro Toledo, from 2001 to 2006; Alan Garcia, from 2006 to 2011; Ollanta Humala from 2011 to 2016; and Pedro Pablo Kuczynski, whose current term began in 2016 and ends in July 2021 (as described below). These administrations, despite different policy priorities, have been characterized by political fragmentation (more than ten different political organizations have nominated candidates for President in each of the four elections since 2001), low popularity (usually around 20% - 30% approval ratings) and mostly cordial relationships with neighboring countries.

Humala’s presidency ended on July 28, 2016. The first round of presidential elections was held on April 10, 2016. A second round between candidates Ms. Keiko Fujimori and Mr. Pedro Pablo Kuczynski was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on June 5, 2016, and Pedro Pablo Kuczynski was elected president for the 2016-2021 term with 50.12% of the vote. Kuczynski’s presidential period started in July 28, 2016, with high economic expectations due to the high skilled technical team that backs him and the government. However, the Lava-Jato corruption case that started in Brazil is starting to implicate and put on hold on-going infrastructure projects in Peru started during the last two governments. This halt in big-scale projects could affect Peru’s GDP and deteriorate the financial situation of some of Credicorp’s clients.

During the last 16 years, Peru has experienced a period of relative economic and political stability, especially compared to the period between 1980 and 2000. This stability has been reflected in Peru’s compounded annual growth rate of 5.2% (2001-2016); four consecutive democratic transitions; a relatively consistent free-market approach to economic policy; and growth in GDP per capita, which reached US$5,727 in 2016 (equivalent to S/ 19,220 at an exchange rate of S/ 3.356), according to the International Monetary Fund (IMF). Nevertheless, political risk is present in any presidential election because it is possible that a radical candidate with more interventionist economic policies could prevail. Ollanta Humala was elected in 2011 on a far-left policy platform, which was cast aside after he assumed office. Moreover, in the 2016 first round Presidential Elections, candidate Verónika Mendoza, also on the left policy platform, came in third place amid promises of curbs on mining projects and renegotiating gas export contracts. Hence, there is a sizeable portion of the electorate still demanding an economy that is more reliant on public spending. Therefore, the risk of political and economic change should be carefully considered.

Peru also has a history of domestic terrorism. Between the late 1970s and the early 1990s, both Shining Path (Sendero Luminoso in Spanish) and Movimiento Revolucionario Túpac Amaru (“MRTA”) conducted a series of terrorist attacks that caused thousands of casualties and affected normal political, economic and social activities in many parts of the country, including Lima, the capital of Peru. In 1992, the leader of Shining Path, Abimael Guzmán, was captured and later sentenced to life in prison (a new trial affirmed the sentence in 2006). By the end of the 1990’s, most other members of Shining Path, as well as MRTA, were also captured and sentenced to prison terms. However, in late 1996 a group of MRTA members stormed the residence of Japan’s Ambassador to Peru and held a group of politicians, diplomats and public figures hostage for approximately four months. In April 1997, a military operation put an end to the hostage situation: all 14 terrorists died in the confrontation while all but one hostage survived. Since then, and for the following 19 years, terrorist activity in Peru has been mostly confined to small-scale operations in the Huallaga Valley and the VRAEM (Valleys of Rivers Apurimac, Ene and Mantaro) areas, both in the Eastern part of the country. In 2012, the Peruvian government captured Florindo Flores, one of the last remaining leaders of Shining Path and thus gravely weakened the organization’s activities in the Huallaga Valley.

Despite these efforts, terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. The Huallaga Valley and VRAEM constitute the largest areas of coca cultivation in the country and thus serve as a hub for the illegal drug trade. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy, represents approximately 12% of Peru’s GDP and approximately 59% of the country’s exports, while oil and gas represents 2% of Peru’s GDP and 6% of Peru’s exports according to the Peruvian Central Bank (BCRP by its Spanish initials). On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold project in the northern region of Cajamarca. The launch of Conga, which involved investments of approximately US$4.5 billion, failed as a result of the protests. The government commissioned an Environmental Impact Study developed by international experts which introduced recommendations for the project.

Therefore, delays or cancellations of mining projects could reduce economic growth and business confidence, thereby hurting the financial system both directly (many mining projects are at least partially financed by local financial institutions) and indirectly (overall economic activity could decelerate).

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

We also face foreign exchange risk on credit that we extend through our banking business, which is primarily conducted through BCP. To address this risk, BCP’s Foreign Exchange Credit Risk Management identifies borrowers that may not meet their debt obligations due to currency mismatches by applying sensitivity analyses of the credit rating of companies and the debt-service capacity of individuals. Then, we classify borrowers according to their level of foreign exchange credit risk exposure. We closely monitor these clients and, on an ongoing basis, we revise our risk policies to underwrite loans as well as to manage our portfolio of foreign currency denominated loans; however, these policies may not sufficiently address our foreign exchange risk, resulting in adverse effects on our financial condition and results of operation.

We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching their volumes and maturities. Nevertheless, a sudden and significant depreciation of the Sol could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk - (10) Foreign Exchange Risk”.

(3) It may be difficult to serve process on or enforce judgments against us or our principals residing outside of the United States

A significant majority of our directors and officers live outside the United States (principally in Peru). Most of our assets and those of our principal subsidiaries are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our principals to bring forth a civil suit under the United States securities laws in United States courts. We have been advised by our Peruvian counsel that liability under the United States federal securities laws may not be enforceable in original actions in Peruvian courts. Also, judgments of United States courts obtained in actions under the United States federal securities laws may not be enforceable. Similarly, our Bermuda counsel advised us that courts in Bermuda may not enforce judgments obtained in other jurisdictions, or entertain actions in Bermuda, against us or our directors or officers under the securities laws of those jurisdictions.

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

(4) Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP, BCP Bolivia, Grupo Pacifico, ASB, Prima AFP and Credicorp Capital. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, despite the minimum capital requirements, there are no restrictions on the ability of BCP, BCP Bolivia, Grupo Pacifico, ASB, Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

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

The SBS and the Peruvian Central Bank supervise and regulate BCP’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions, including pension funds and insurance companies. The SBS and the Peruvian Central Bank have general administrative responsibilities over BCP, including defining capital and reserve requirements. In past years, the Peruvian Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Peruvian Central Bank. Such changes in the supervision and regulation of BCP may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company — 4.B Business Overview — (9) Supervision and Regulation — 9.2 BCP and Mibanco”. Furthermore, changes in regulation related to consumer protection may also affect our business.

The Superintendency of the Securities Market (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises some of our subsidiaries such as BCP, Credicorp Capital Sociedad Agente de Bolsa (Credicorp Capital Bolsa) and Credicorp Capital Sociedad Administradora de Fondos (Credicorp Capital Fondos).

In Colombia, we are subject to supervision and regulation through the Superintendency of Securities and Insurance (SFC - Superintendencia Financiera de Colombia) and the Colombia´s Stock Market Self-regulator (AMV - Autorregulador del Mercado de Valores de Colombia). In Chile, we are subject to supervision and regulation through the Superintendency of Securities and Insurance from Chile (SVS - Superintendencia de Valores y Seguros). See “Item 4. Information on the Company — 4.B Business Overview — (9) Supervision and Regulation — 9.5 Credicorp Capital”.

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

The Chilean statutory Income Tax rate to resident legal entities is 25% under the attribution regime and 27% under the semi-integrated regime (25.5% for 2017).

On the other hand, foreign resident individuals or legal entities are subject to a 35% dividend withholding tax. This tax applies at the moment of the effective remittance of the dividend and the corporate income tax can be used as a credit. In case of non-treaty country resident shareholders, the corporate tax credit is limited to 65%. If the Chilean entity has chosen the attributed regime, the corporate tax will be fully creditable, regardless of the country of residence of the shareholder.

The Group decided to choose the “Income Tax attributed system”. The additional tax rate has not been changed.

The Colombian statutory income Tax rate is 34% (33% as from 2018 and onwards). A temporary income surtax of 6 and 4 percent was introduced for fiscal year 2017 and 2018, respectively. That surtax is not applied on the first USD 280,100 approximately.

In addition, as from 2017 distribution of dividends to non-residents is subject to a 5 percent withholding tax. The withholding tax on dividends would be increased to 35 percent if dividends are distributed out of previously untaxed earnings, after this calculation the 5 percent withholding tax is applied.

Any profits up to December 31st, 2016, is not subject to the 5 percent withholding tax on dividends, even though the distribution occurs as from January 1st, 2017, onwards.

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

On April 14, 2016, the Congress of the Republic of Peru (“Congress”) approved a law that modifies some aspects of the nation’s private pension system. The new law, which was promulgated on April 21, 2016, might continue to have a negative effect on part of Pacifico’s annuities business, which is composed of retirement and disability & survivorship. Retirement annuities, which represents approximately 7.9% of Pacifico’s total gross premiums earned in 2016, is the only business line that has been affected by the change in regulation [thus far].

Grupo Pacifico is also unable to predict the timing of the adoption of any new laws and the effects any such new laws or regulations would have on its operations, profitability and financial condition in future years. However, we still expect Peru to adopt new legislation in the coming years, similar to the measure enacted by the European Union through Solvency II, which sought to further reduce the insolvency risk faced by insurance companies by improving the regulation regarding the amount of capital that insurance companies in the European Union must hold.

Our operating performance and financial condition depend on Grupo Pacifico’s ability to underwrite and set premium rates accurately across a full spectrum of risks. In order to be profitable, Grupo Pacifico must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses.

To price premium rates accurately, Grupo Pacifico must:

•	collect and analyze a substantial volume of data;
•	provide sufficient resources to its technical units;
•	develop, test and apply appropriate rating formulae;
•	closely monitor changes in trends in a timely fashion; and
•	predict both severity and frequency with reasonable accuracy.

If Grupo Pacifico fails to accurately assess the risks that it assumes or does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a material adverse effect on our operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing life insurance reserves and property and casualty (P&C) loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacifico ultimately expects to pay out on claims and the related costs of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others, in the case of life insurance reserves: changes in mortality/longevity rates, interest rates, persistency rates and regulation; and in the case of P&C loss reserves: changes in medical costs, repair costs and regulation. Any negative effect on Grupo Pacifico could have a material adverse effect on our results of operations and financial condition.

Pension fund

Even though private pension fund managers have always been closely regulated by the SBS, in 2012, the Peruvian government adopted the Law to Reform the Private Pension System (SPP by its Spanish initials). The reform aimed to achieve increased competition and efficiency and to reduce administration costs in the SPP. The law sets forth a new process by which individuals, which are referred to as “affiliates”, may become beneficiaries affiliated with the SPP. The Law to Reform the SPP will be implemented in phases. See “Item 4. Information on the Company – 4.B. Business Overview – (9) Supervision and Regulation – 9.7 Prima AFP”.

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

(7)   Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions

BCP Bolivia, Credicorp Capital Colombia and IM Trust expose us to risk related to Bolivian, Colombian and Chilean political and economic conditions, respectively. Most economies in Latin America and the Caribbean experienced low economic growth in 2016, due to: (i) weak global demand, (ii) a fall in export prices, and (iii) sluggish investment. Significant changes to Bolivian, Colombian and Chilean political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Bolivia

Most of the operations and customers of BCP Bolivia, the Group’s commercial bank in Bolivia, are located in that country. Accordingly, our results of operations and financial condition depend on Bolivia’s economic activity and political environment.

In October 2014, Evo Morales was reelected as President of Bolivia for a third term for a period of five years. During this third term, the government is expected to continue the economic policies and reforms of the first two presidential terms of Mr. Morales, which concentrated on redistribution programs through different bonus schemes, on deepening the industrialization of strategic economic sectors and on closing Bolivia’s infrastructure gap. Given the government’s high dependence on income from exports of natural gas to Brazil and Argentina, declines in the price of the gas exported (which is linked to the price of oil) could strain government finances and reduce its ability to continue the high levels of public spending of the last several years.

In February 2016, the government called up for a referendum on whether President Evo Morales could serve as president for a fourth term. With 51.30% votes against the approval of a third term, Movimiento al Socialismo, (President Morales’ political party) will have to nominate a new presidential candidate for the next presidential election.

During 2016, Bolivia’s macroeconomic indicators continued the positive trend observed over the last several years. In 2016: (i) GDP grew 4.3%, still one of the highest growth rates in South America but below the 4.8% recorded in 2015; (ii) inflation rate remained stable at 4%, below the Central Bank´s target of 5.3% but over the 2015 inflation rate of 2.9%. Nevertheless, in 2016 for a second consecutive year, Bolivia experienced twin deficits due to a decline in the revenue from gas exports to Brazil and Argentina, which also was the primary cause for the international reserves to decline by 23% in 2016. As of December 2016, international reserves represented 27% of GDP.

Additionally, the financial services law (Ley de Servicios Financieros N° 393), which was enacted in 2013, established lending quotas and caps on interest rates that could negatively impact interest margins on banks and reduce their ability to generate enough capital to maintain the growth rates in their lending portfolios experienced during the last several years.

Colombia

The Colombian economy has continued to adjust to lower national income following the sharp drop in oil prices since mid-2014. Economic activity during fiscal year 2016 remained slow evidenced by the decline in public and private spending and a contraction in investments. Although inflation was as low as 5.8% in December of 2016 when compared to 6.8% for 2015, it reached a 16-year high of 9% by mid-year as a result of the El Niño weather phenomenon’s effect on food prices and the pass-through of the strong Colombian peso depreciation to tradable goods. Inflation averaged 7.5% du, which greatly impacted household consumption as disposable income was down. Public spending and investment were negatively impacted by both the need of fiscal consolidation after the collapse of oil-related revenues and the 2016 political cycle, as 2016 was the first year of new terms for regional and local governments, which is usually characterized by slow budget execution. In 2016 GDP growth stood at approximately 1.8% as compared to 3.1% in 2015. In addition, a tax reform went into effect this year, which the government expects will account for 0.7% of GDP in 2017, largely as result of a 3% increase in the VAT. Overall, the government expects that the fiscal deficit will fall from 4.0% of GDP in 2016 to 3.3% in 2017.The tax reform lowers the corporate tax rate to 40% for 2017 as compared to 42% under the prior law.

Chile

Chilean GDP grew by 1.5% in 2016 as compared to 2.3% GDP growth for 2015. Overall, economic activity has remained sluggish amid very low sentiment, with consumer and business confidence indicators being pessimistic for 31 and 34 months in a row, respectively. This has been the result not only of the reduction in mining investment and the sharp decline in copper prices, both of which have had negative impacts on the economy, but is also a result of greater uncertainty created by the reforms implemented and proposed by the current government, including tax, labor, education, pension, and constitutional reforms. In general, the lack of clarity regarding future reforms (pension and constitutional changes are yet to be defined) has continued to take a toll on expectations. As a result, investment declined in 2016 for the third year in a row, while private consumption continued to post growth rates close to 2%. In addition, the need for fiscal consolidation after the strong increase in both the fiscal deficits and public debt in the last five years, has also contributed to lower economic performance. Presidential elections to be held in November 2017 will be a key factor for sentiment and economic activity ahead. In addition, Chile faced local government elections last October with the right-leaning “Chile Vamos” (“Go Chile”) emerging as the winner with 38.5% of total votes, gaining support from the most important counties such as Santiago, Providencia, Nuñoa and Maipu. The left-wing “Nueva Mayoria” (“New Majority”) had 37% of the vote, reflecting the government’s low popularity.

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

(9) Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition

We are exposed to natural disasters in Peru, such as earthquakes, floods and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to El Niño Phenomenon, which provokes floods and mudslides in the north and central Andean regions. Due to its very strong intensity, the 1997-1998 El Niño destroyed crops and infrastructure equivalent to 2.2% of GDP. Heavy rains caused by El Niño Costero have severely damaged infrastructure in early 2017. This phenomenon will affect negatively Peru’s GDP and may affect the financial situation of some of Credicorp’s clients.

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

Our subsidiary Grupo Pacifico is further exposed to risks associated with natural disasters. To protect Grupo Pacifico’s solvency and liquidity, our insurance business historically has obtained reinsurance for a substantial portion of its earthquake-related risks through automatic quota share and excess loss treaties; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters.

(10) We operate in a competitive banking environment that may limit our potential to grow, particularly in the medium term, as more foreign banks establish or expand operations in Peru

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

As a result of Peru’s strong economic growth, which has outpaced growth by nearby countries, several banks have sought and obtained authorization to open representative offices in Peru. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This will eventually put downward pressure on interest rates. Any negative impact on BCP as a result of increased competition could have a material adverse effect on our results of operations and financial condition. See “Item 4. Information on the Company – 4.B. Business Overview – (6) Competition”.

(11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries and developments in international financial markets can affect Peru’s economic growth. The country’s exports are highly concentrated in the mining industry; with taxes levied on the sector representing approximately 1.6% of the Peruvian government’s total revenues in 2016 (they peaked at 14% in 2007). In addition, gold and copper exports represented 47% of all shipments in 2016. Therefore, Peruvian trade responds significantly to fluctuations in metal prices, especially gold and copper, which fell 36.6% and 41.7%, respectively between December 2012 and December 2015, turning a US$6.3 billion trade surplus in 2012 into a US$3.2 billion trade deficit in 2015. In contrast, 2016 registered a US$ 1.7 billion trade surplus due to a US$ 2.0 billion increase in copper exports (the exported volume of copper increased 42.3%) and US$ 0.7 billion increase in gold exports (average export prices of gold increased 7.9%).

In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from the United States and China. A more pronounced economic slowdown in China over the next few years poses a risk to Peruvian growth as it may hurt exports and foreign direct investment. Lower growth in Latin America can also hurt the Peruvian economy and our business, especially in the cases of Chile, Colombia, Bolivia and Panama, where we have operations, as well as Brazil and Mexico, which have a broad impact throughout the region because of their size. Moreover, regarding the Trans-Pacific Partnership (TPP), after long held negotiations between the Trade ministers of the 12 Asia-Pacific countries, a final agreement was signed on February 4th, 2016. The free trade agreement would enter into force 60 days after the date in which all original signatories have notified the Depositary of the Agreement (responsible for receiving and disseminating documents) the approval of the amendment in accordance with their respective applicable legal procedures. However, U.S. elect president, outlined that United States would not ratify the agreement. Hence, the state of the TPP remains uncertain in execution.

Finally, financial conditions in global markets also affect the economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary tightening in developed economies, particularly on the part of the Federal Reserve System in the United States, could affect economic activity in Peru to the degree that it strengthens the dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, since the Peruvian economy still has some level of dollarization (29.2% of loans and 42.6% of deposits as of December 2016), potential balance sheet effects should also be contemplated since a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but earn their income in local currency.

However, the BCRP has taken steps to foster de-dollarization and thus reduce this vulnerability by:

•	imposing additional foreign currency reserve requirements on financial institutions whose balance of total loans in dollars (excluding loans for foreign trade operations) at December 2015 were above 90% of the balance recorded in September 2013; the target for December 2016 was 80% of the balance of September 2013;
•	imposing additional foreign currency reserve requirements on financial institutions whose balance of car loans and mortgage loans in dollars at December 2015 were above 85% of the balance in February 2013; the target for December 2016 was 70% of the balance recorded in February 2013;

These targets were complemented by the addition of two new types of Currency Report Operations (known as Repo). The instruments complemented the de-dollarization process by:

•	providing liquidity in local currency to financial institutions for an amount up to 20% of such institution’s Total Liabilities Subject to Reserve Requirements (TOSE by its Spanish Initials) in foreign currency through a Repo - Expansion. However, under no circumstance, can the median reserve requirements decrease below 25%;
•	providing foreign currency to financial institutions at spot prices in order to finance the re-denomination of their foreign currency loans through a Repo - Substitution;

In November 2015, and effective as of December 2016, the Central Bank expanded its credit de-dollarization program, adjusting the present limits used to calculate the rate of the additional reserve requirements based on the reduction of a bank’s foreign currency exposures. The current minimum reduction is 20% of the banks’ total exposure as of September 2013, while in the case of car and mortgage loans, the minimum reduction required by December 2016 is 30% of the February 2013 exposures. Thereafter, the reduction for car loans and mortgage loans will increase by 10% at the end of each year. No further changes were ruled by the BCRP to the credit de-dollarization program during 2016.

In such context, BCP achieved the targets established by the Central Bank in 2016:

(i)	By December 2016, the total loans in dollars (excluding loans for foreign trade operations) were 71.1% of the balance of September 2013, below the 80% target established by the BCRP;
(ii)	By December 2016, car and mortgage loans in dollars were 62.4% of the balance of February 2013, below the 70% target of the BCRP.

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

Credicorp have also recovery strategies (disaster recovery plans and operational continuity plans) and response plans (incident management and crisis management) that, in the face of risk situations that interrupt the main products and services, may mitigate the Financial, legal and reputational impact. We are aware that threats can be presented but the company is constantly working to strengthen response mechanisms and recovery strategies if new disruption scenarios may arise, in order to be more resilient to this kind of events.

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

(14) Reinsurance is an important tool in risk management of any primary insurance company and as such, it allows achieving a level of risk diversification that in turns helps to reduce losses. But, we face the possibility that the reinsurance companies will be unable to honor their contractual obligations.

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

Credicorp Ltd. is a limited liability company that was formed in Bermuda on October 20, 1995 to act as a holding company, coordinate the policy and administration of our subsidiaries BCP, ASB, BCP Bolivia, Grupo Pacifico and Credicorp Capital. We currently hold, directly and indirectly, 97.7% of BCP, 100% of ASHC, 95.84% of BCP Bolivia and 98.5% of Grupo Pacifico. We acquired the common shares of each entity through an exchange offer. See “Item 4. Information on the Company — 4.C Organizational Structure”.

Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement a universal banking service mainly in Peru, Bolivia, Colombia and Chile and to develop our insurance business. Though we primarily focus on the aforementioned countries, we also make limited investments in other countries in the same region. Our registered address is Clarendon House, 2 Church Street, Bermuda. The management and administrative office (i.e., principal place of business) of our subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and the phone number is 51-1-313-2000.

As of December 31, 2016, our total assets were S/156.4 billion and our net equity was S/20.1 billion. Our net income attributable to our equity holders in 2014, 2015 and 2016 was S/2,387.9 million, S/3,092.3 million, and S/3,514.6 million, respectively. See “Item 3. Key Information — 3.A Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

During 2012, Credicorp, as part of our strategic plan, initiated the creation of a regional investment banking platform. On April 27, 2012, Credicorp acquired a 51% stake in Credicorp Capital Colombia, a brokerage entity established in Bogota, Colombia, for approximately US$72.3 million (approximately S/246.6 million). On July 31, 2012, Credicorp acquired 60.6% of IM Trust S.A. (IM Trust, Corredores de Bolsa), an investment banking entity established in Santiago, Chile, for approximately US$131.5 million (approximately S/447.1 million), of which US$110.9 million was paid in cash at the acquisition date and US$20.6 million was paid in cash in July 2013. For our investment banking operations in Peru, we created Credicorp Capital Peru S.A.A. (formerly BCP Capital), a company incorporated in Peru that was established in April 2012 through the split of an equity block of BCP. This split resulted in a reduction of BCP’s assets, liabilities and net equity in an amount of S/184.7 million, S/46.7 million and S/138.0 million, respectively. Assets transferred included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP’s investment banking activities. The equity block split had no effect on Credicorp’s consolidated financial statements; no gains or losses arose from it.

On September 25, 2014, Credicorp announced that its subsidiary PPS had reached an initial agreement with Banmedica S.A. (“Banmedica”, a Santiago Stock Exchange listed company with a market capitalization of US$ 1,317 million as of September 25th, 2014), to develop businesses in the healthcare industry in Peru and further providing medical services, health insurance and health plans. This transaction reflects Credicorp’s strategy to capitalize on PPS’s in-depth knowledge of the Peruvian market and Banmedica’s extensive know-how and successful experience in the health care industry. On December 30, 2014, PPS signed the final agreement with Banmedica to enter into the healthcare market in Peru. Based on this agreement, Credicorp lost control of its subsidiary Pacifico Entidad Prestadora de Salud (Pacifico EPS), which became an associate. This agreement came into effect on January 1, 2015. The agreement has two major parts:

(i)	both parties agreed to develop healthcare plans and medical services in Peru, exclusively through Pacifico EPS and its subsidiaries. Banmedica contributed their Peruvian subsidiaries Clinica San Felipe and Laboratorios ROE, plus US$32 million in cash to obtain 50% interest in the capital stock of Pacifico EPS.
(ii)	Banmedica paid US$25 million in cash to PPS to obtain 50% of the results related to PPS’s health insurance business in Peru. The distributable income is held in equal parts (50/50) and it is determined based on a formula agreed to by both parties in the contract. Health insurance business, which is a line of business of Credicorp, via its subsidiary Pacifico, who assumes the risk insurance.

This transaction resulted in profits of S/99 million, which is recognized in “Net gain on sales of securities” in the consolidated statements of income.

At Grupo Credito’s shareholder meeting held on February 11, 2015, shareholders approved the terms of split of equity block of Grupo Credito in favor of Credicorp Capital Holding Peru S.A., a company incorporated on September 3, 2014 and a subsidiary of Credicorp Capital Ltd. (“Credicorp Capital”). The equity block was composed of the investment that Grupo Credito held in Credicorp Capital Peru, whose net equity was approximately S/511.3 million as of May 31, 2015. As a result, Grupo Credito reduced its share capital by approximately S/491.7 million. Credicorp Capital Holding Peru also increased its share capital by about S/491.7 million and issued 491,686,830 new shares with a nominal value of S/1.00 each in favor of Credicorp Ltd (shareholder of Grupo Credito). In October 2015, Credicorp’s Board of Directors approved the transfer of the shares to Credicorp Capital, finishing the reorganization process to regroup, under Credicorp Capital, all the investments in subsidiaries related to capital markets.

On March 20, 2014, Credicorp, through its subsidiary Edyficar, acquired a 60.68% stake in Mibanco, Banco de la Microempresa S.A. (Mibanco), a local bank that specialized in the micro and small entities sector, for approximately S/504.8 million or US$179.5 million, in cash. On April 8, 2014, Grupo Credito S.A. and Edyficar, subsidiaries of Credicorp Ltd., acquired from the International Finance Corporation (IFC) an additional 6.5% stake in Mibanco (5% through Grupo Credito S.A. and 1.5% through Edyficar) for approximately S/54.1 million. In addition, Credicorp’s subsidiaries made a Public Tender Offer (Oferta Pública de Adquisición or OPA by its Spanish initials) to non-controlling shareholders of Mibanco pursuant to the Capital Markets Law. Credicorp acquired an additional 18.56% of Mibanco’s capital stock for approximately S/153.6 million; and in September 2014, acquired an additional 1.19% for approximately S/10 million. As of December 31, 2014, Credicorp held 86.93% of Mibanco’s capital stock and paid an aggregate of approximately S/722.5 million. A merger transaction between Edyficar and Mibanco, which involved a spin-off of the majority of the assets and liabilities of Edyficar, was made effective on March 2, 2015. No gains or losses were recognized in the income statement. As of the merger day, Credicorp held 95.36% of the new Mibanco's capital stock.

On May 12, 2016 Banco de Credito del Peru (BCP) sold its shares of Banco de Credito de Bolivia (“BCP Bolivia”) to ICBSA, an indirect subsidiary of Credicorp Ltd., through a book auction over the Bolivian Stock Exchange. This transfer was part of the rearrangement of Credicorp’s organizational structure in Bolivia to efficiently manage its investments in that country and to comply with applicable Bolivian rules and regulations. The transaction was executed in the Bolivian Stock Exchange. A total of 43,237 shares were sold at a price of Bs.25,811.00 per share, which account for Bs.1,115,990,207.00 of revenue, equivalent to US$162,680,788.19. In order to finance the acquisition by ICBSA, Grupo Credito S.A. -shareholder of this company and subsidiary of Credicorp Ltd. made a capital contribution in Bolivianos to ICBSA, which was equivalent to US$163 million.

On September 30, 2016 Credicorp Capital, a subsidiary of Credicorp, concluded the acquisition of the non-controlling interest, which it did not own in Credicorp Capital Colombia and inversiones IMT. As a result of these acquisitions, Credicorp Capital is now the owner of 100% of Credicorp Capital Colombia and 100% of inversiones IMT. During this acquisition process and after the approval of its Board of Directors, Credicorp made several capital contributions totalling US$ 120,146,350.00 to Credicorp Capital, which, in addition to other available resources, allowed its subsidiary to proceed with the aforementioned acquisitions.

In January 2017, Credicorp’s Board of Directors approved the transfer of 9% of BCP’s total shares to Grupo Credito. (Credicorp’s Peruvian wholly owned subsidiary) through a capital contribution, in order to facilitate Credicorp’s future investments in Peru without modifying the controlling structure of BCP. The total amount paid for all the shares was S/ 3,505,916.484.50. Under the new structure, Credicorp directly holds 3.7% of BCP’s total shares and, in conjunction with its subsidiary Grupo Crédito, continues to control the same 97.7% of such shares without modifying the internal governance structure. This modified organizational structure did not affect the way Credicorp and BCP manage their day-to-day operations, and Credicorp’s dividend policy has not changed as a result of this transaction.

At the respective mandatory Annual Shareholders' Meetings of PPS and Pacifico Vida, each held on February 23, 2017, the merger between PPS and Pacifico Vida was approved, pursuant to which PPS will transfer all of its equity to Pacifico Vida (including the transfer of all assets, rights, obligations and other legal relationships deriving from or linked to such assets and liabilities), all in accordance with the absorption merger modality contemplated in number 2 of article 344 of the General Companies Law. The merger will come into effect on the date when the respective Public Deed of Merger is granted, which shall only occur after the Superintendent of Banking, Insurance and AFP issues the corresponding Merger authorization. As a result of the dissolution of PPS, the company's shares will be excluded from the Public Securities Market Registry and delisted from the Lima Stock Exchange, without the obligation to make a Public Offering by exclusion. We expect the merger to permit Credicorp to realize synergies in its decision making process and through the integration of all its insurance business lines. The closer proximity between companies will also allow Grupo Pacifico to improve its value proposition to customers, who seek integral insurance solutions

4. B	Business Overview

(1)    Credicorp operating segments

We are the largest financial services holding company in Peru. For management purposes, Credicorp is organized into four operating segments based on our products and services. According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker, who makes decisions about resources allocated for the segment and assesses its performance, and for which discrete financial information is available. We conduct our financial services business through our operating segments as follows: banking, insurance, pension funds and investment banking.

The terms “Peruvian commercial bank,” “Peruvian insurance company” and other similar terms used in this Annual Report do not include the assets, results or operations of any foreign parent company or foreign subsidiary of such Peruvian company.

1.1	Banking

Our banking business, in terms of lending and investment, is organized into (i) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP’s Wholesale Banking Group (WBG); (ii) retail banking activities, including our SME-Business, SME-Pyme, mortgage, consumer financing, credit card and wealth management segments, which are carried out by BCP’s Retail Banking & Wealth Management Group (RB&WM); (iii) treasury activities, including money market trades, foreign exchange trading, derivatives and proprietary trading; (iv) microlending, which is conducted through Mibanco; (v) wholesale and retail banking activities in Bolivia; and (vi) private banking, asset management and proprietary investment activities, which we perform through ASB, a Cayman Islands licensed bank.

The majority of our banking business is carried out through BCP Stand-alone, which together with Mibanco, held 32.8% of the Peruvian market share in loans and 31.2% market share in deposits, as of December 31, 2016. A portion of our banking business is also carried out by ASB. We conduct banking activities in Bolivia through BCP Bolivia, a full service commercial bank, which as of December 2016 maintained a 9.1% market share of current loans and a 9.0% market share of total deposits in Bolivia. BCP Bolivia is fourth with respect to loan market share and fifth with respect to deposit market share in the Bolivian banking system.

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of BCP’s subsidiaries. Our Chief Operating Officer (COO) is in charge of setting the general credit policies for our different business areas. These policies are set within the guidelines established by Peruvian financial sector laws and SBS regulations (see “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation — 9.2 BCP and Mibanco”) and the guidelines set forth by our Board of Directors.

Our deposit-taking operations are principally managed by BCP’s RB&WM group and ASB’s private banking group. See “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information — 10.4 Deposits”.

1.1.1    BCP and Subsidiaries

(1)    General

BCP Consolidated consists of a group of subsidiaries offering specialized financial services, which complement BCP’s commercial banking activities. In addition to its local subsidiaries, BCP has an agency in Miami and a branch in Panama. See Item 4. Information on the Company – 4.C Organizational Structure – (2) BCP.

BCP’s activities include wholesale banking, retail banking and wealth management and treasury. As of December 31, 2016, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets (S/127.6 billion), total loans (S/86.7 billion), deposits (S/74.3 billion) and net equity (S/13.9 billion).

At the end of 2016, BCP’s loans, which included loans made by BCP Stand-alone and Mibanco, represented approximately 32.8% of total loans in the Peruvian financial system. BCP’s deposits, which included deposits with BCP Stand-alone and Mibanco, represented approximately 31.2% of total deposits in the Peruvian financial system.

As of and for the year ended December 31, 2016, BCP contributed with 81.5% of our total assets, 77.0% of our net income and 70.2% of our net equity attributable to Credicorp’s equity holders. BCP’s operations are supervised and regulated by the SBS and the Peruvian Central Bank.

The following table shows the client segmentation of BCP and Mibanco. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, our clients’ affiliation with other companies or groups, the degree of follow-up required, and their credit ratings.

Client Segmentation
Subsidiary	Business	Group	Income/Sales/Total debt
Banco de Credito del Peru	Wholesale Banking Group (WBG)(1)	Corporate	Annual sales higher than $100 million
(equivalent to S/336 million)
		Middle-Market	Annual sales from $10 million to $100 million
(equivalent to S/27 million to S/336 million)
	Retail Banking Wealth Management Group (RB&WM)	Private Banking	Over US$ 1 million in AuMs (Do not include CTS)
		Enalta	Individual monthly income at least S/20,000; or more than US$ 200,000 in AuMs (Do not include CTS).
		Affluent	Individual monthly income from S/5,000 to S/20,000
		Consumer	Focus on medium-low income individuals who receive their payroll through BCP
		SME - Business	Annual sales from S/4 million to S/32 million; or
Total debt from S/1.2 million to S/10 million
		SME- Pyme	Total debt up to S/1.2 million
Mibanco (2)	SME & Microlending	SME – medium (3)	Annual sales up to S/20 million.
Total debt higher than S/0.3 million and not issued debt in the capital market.
		SME – small (4)	Total debt from S/0.02 million to S/0.3 million.
		Micro-Business (5)	Total debt up to S/0.02 million.
		Consumer (6)	Focus on debt unrelated to business.
		Mortgage (7)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)	Converted into Soles at the exchange rate of S/3.356 per U.S. Dollar, December 31, 2016 - SBS.
(2)	As of December 31, 2016, Mibanco registered 942,833 clients.
(3)	SME – Medium segment is focused on financing production, trade or service activities, granted to companies, which (1) total debt in the last 6 months was higher than S/300,000, (2) annual sales up to S/20 million in the last 2 consecutive years and (3) that have not participated in the capital markets. This segment represents 3% of total loans in Mibanco and registered 1,802 clients.
(4)	SME – Small segment is focused on financing production, trade or service activities, granted to companies, which total debt is between S/20,000 and S/300,000 in the last 6 months (without including mortgage loans). This segment represents 55% of total loans in Mibanco and registered 139.917 clients.
(5)	Micro-Business loans focus on financing production, trade or service activities, granted to companies, which total debt is up to S/20,000 in the last 6 months (without including mortgage loans). Micro-Business loans represent 29% of total loans in Mibanco and registered 546,966 clients.
(6)	Consumer loans focus on financing individuals to cover payments of goods and services or expenses no related to business. Consumer loans represent 8% of total loans in Mibanco and registered 249,027 clients.
(7)	Mortgage loans focus on financing individuals for the acquisition, construction, renovation, remodeling, expansion, improvement and subdivision of homeownership. Mortgage loans represent 5% of total loans in Mibanco, and registered 5,121 clients. Mibanco’s mortgage segment has an average LTV of 47%.

(2)    BCP Stand-alone - business segments

(2.1) Wholesale banking group (WBG)

WBG competes with local and foreign banks. BCP Stand-alone’s traditional long term relationships with medium-sized and large corporate companies provide its WBG with a competitive advantage.

WBG maintained a positive trend in loan placements, posting average portfolio levels of S/33,108 million in 2014 (a 19.3% year-over-year increase), S/40,231 million in 2015 (a 21.5% year-over-year increase) and S/42,957 million in 2016 (a 6.8% year-over-year increase). It also maintained its leadership in the wholesale banking market with a 39.7% market share in loans. Also has established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

The WBG is divided into the following two divisions:

(i) Corporate and International Division (CID)

•	Corporate banking subdivision, which provides loans and other credit and financial services, focuses on serving large-sized companies that have an annual turnover of over US$100 million, corporate governance, audited financial statements and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an industry that is important to Peru’s economy.
•	International banking and leasing subdivision manages the relationship with financial institutions (locally and abroad), trade products, international operational services and financial leasing products.
•	Cash management and transactional services subdivision develops products and services to support clients’ daily activities of cash management, collections, payments, and investments, among others.

BCP Stand-alone continues to meet the needs of its corporate clients, assisting them with financial services, cash management solutions and short and medium-term financing through the CID. As a result, BCP Stand-alone’s corporate banking loans grew from S/20,495 million in 2014 to S/25,924 million in 2015 and S/28,422 million in 2016.

The moderate pace of the CID’s growth is due to (i) intense competition from foreign banks, which finance their operations at lower costs due primarily to the fact that our monetary authority has high reserve requirements for foreign currency for local banks, and (ii) the availability of alternative financing through capital markets, especially in the international capital markets. Nevertheless, BCP has a leading position in the Peruvian banking system with the 43.1% of the market share for loans.

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

(ii) Middle-market banking division (MMD)

•	WGB’s middle-market banking subdivision serves mid-sized companies. In determining which clients are best served by this subdivision, WBG considers a mix of different characteristics, such as annual revenues, financial leverage, overall debt and product penetration and complexity. Middle-market clients’ annual revenues generally vary from US$10 million to US$100 million, and are serviced nationwide by 13 BCP regional managers.
•	WGB’s institutional banking subdivision focuses principally on serving profit and non-profit organizations, state-owned companies and other major institutions.

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

BCP has identified several opportunities to engage middle-market companies, particularly in Peru’s manufacturing, wholesale, retail, fishing, agribusiness and construction industries. The MMD is organized with multiple teams focused on attending the needs of these economic groups. BCP has a middle-market client portfolio of approximately 5,989 companies, including 1,049 economic groups. Generally, these clients are not listed on any stock exchange; however in certain cases they have accessed capital markets either for bonds or commercial paper. These companies are typically family-controlled but professionally managed, and their financial information is audited.

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

The MMD loan portfolio reached S/12,623 million in 2014, S/14,288 million in 2015 and S/14,535 million in 2016. As of December 31, 2016 BCP had a market share of 35.0% in this segment.

We believe that middle-market companies have benefited from the overall economic improvements in Peru over the past few years. Loan quality problems have been addressed through procedures and organizational changes that have focused on improving the loan approval and credit-risk assessment processes.

Institutional Banking Unit

BCP’s Institutional Banking Unit, which operates within the MMD, serves 1,207 clients throughout Peru. In Lima, a specialized team in wholesale banking serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations and regulated entities such as microfinance institutions, insurance companies, pension funds and private funds. In other provinces, a specialized remote team partners with BCP’s retail banking area to serve clients.

The annual average deposit amount in BCP’s Institutional Banking Unit (Lima and provinces) increased 8.8% reaching S/9,507 million in 2016. The Institutional Banking Unit is also important because its clients offer great potential for generating fee income and other cross-selling opportunities. BCP’s strategy in this unit is focused on building customer loyalty by offering customized services at competitive rates and providing outstanding service. Our institutional banking typically requires remote office banking, collections, automated payroll payment services and structured long-term and medium-term financing loans.

(iii) Support areas

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

BCP maintains business relationship with correspondent banks, development banks, multilateral and export credit agencies in different countries around the world. At present, BCP manages credit lines for foreign trade transactions, working capital and medium and long-term investment projects.

BCP has access to a wide network of foreign correspondent banks and can offer several internationally competitive products to its customers. It has correspondent banking relationships and uncommitted credit lines with more than 100 banks for foreign trade operations and financing of working capital as well as medium and long-term investment projects. BCP has also a direct presence abroad through its agency in Miami, a branch in Panama, representative offices in Chile and Colombia and a commercial affiliate bank in Bolivia.

Leasing is one of our most important and profitable products for which BCP specializes in providing financing to our clients in order to allow them to acquire assets and also support their investment projects. This product is primarily focused on our Corporate and Middle-market clients.

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

(2.2)   Retail banking and wealth management (RB&WM) group

At the end of 2016, RB&WM related loans represented 46.4% of BCP ’s total loans, while deposits accounted for 61.3% of BCP’s total deposits.

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

▪	Customers in Private banking receive not only local but also global investment advice. Its value plan is composed of (i) high quality standards in client service by expert account managers, (ii) close and personalized service, (iii) special interest rates, and (iv) exclusive branches. Customers in this segment total approximately 2,394.

▪	Customers in Enalta have access to ten exclusive branches in Lima, where they can perform financial transactions and obtain personalized advice from investment, insurance and loan experts based on their risk profiles and financial needs. Enalta also offers customers: (i) access to exclusive products, (ii) specialized account managers and/or expert phone banking, (iii) preferential service by tellers at branches, and (iv) preferential interest rates on loans. Enalta has approximately 29,433 customers.

(ii)	Banca Exclusiva (BEX)

Customers in BCP’s “mass affluent” segment receive a differentiated value proposition that includes: dedicated customer services channels, such as specialized account managers, preferential service by tellers at branches and call center phone banking, and preferential interest rates on loans. Approximately 50% of the mass affluent clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. BCP has approximately 353,000 mass affluent customers.

Consumer banking

Our Consumer Banking division is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 5.3 million medium to low income individuals. Consumer Banking focuses on customers who receive their payroll through BCP (which represent slightly more than 1.3 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products) and access to payroll advances.

(iii)	SME-Business and SME-Pyme

BCP’s SME-Business and SME-Pyme Banking Segments serve approximately 416,000 clients. Customers are divided into two groups with different business models, services levels, and product access. SME-Business serves approximately 16,019 clients and SME-Pyme serves approximately 402,623 small business clients.

(iv)	Mortgage

As of December 31, 2016, BCP was the largest mortgage lender in Peru with a market share of 30.8% of total mortgage loans in the Peruvian banking system. This was largely the result of BCP’s extensive marketing campaigns and its improvements to procedures for extending credit and establishing guarantees.

BCP expects the mortgage lending business to continue to grow because of:

•	low levels of penetration in the financial market;
•	increasing demand for housing;

•	availability of funds for the Peruvian government’s MiVivienda low-income housing program; and
•	current economic outlook for controlled inflation and economic growth in Peru.

All of our mortgage-financing programs are available to customers with a minimum monthly income of S/1,500. In the past, the Peruvian government sponsored a home ownership program known as the MiVivienda program, which provided assistance to purchasers of homes valued at up to S/395,000. Under the program, BCP financed up to 90% of the appraised value of a property (in local currency) where monthly mortgage payments did not exceed 40% of the client’s stable net income. The maximum maturity of the mortgage loans BCP offered under the program was 25 years.

As of December 31, 2016, mortgage loans accounted for 16% of Credicorp’s total loan portfolio, with an average LTV (loan-to-value) of 76% and internal overdue ratio of 2.4%. Through its subsidiary BCP, Credicorp has increased lending to lower socio-economic segments of the population in Peru through the MiVivienda program sponsored by the government. Mortgage loans to this sector represent approximately 15.8% of Credicorp’s total mortgage loans and 2.4% of Credicorp’s total loans.

Mortgage loans are associated with low losses because of their low LTV, and they have the added benefit of generating opportunities for cross selling other banking products, which has had a positive impact on Credicorp’s results of operations.

(v)	Credit card and installment loans

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

BCP has been improving its credit monitoring systems and optimizing its scoring models, which include, among others, behavior, payments and income forecasting. BCP achieved an increase of over S/1,020 million in outstanding balances from credit cards from 2014 to 2016 (monthly average). According to BCP’s internal records, the number of active credit cards was 993,650 in 2013, 1,083,436 in 2014, 947,611 in 2015 and 762,504 in 2016. Last year the stock of credit cards decreased due to a proactive decision of closing out accounts without balances or transactions in prior months.

In addition, BCP has developed sales capacities in alternative channels, such as sales through telephone contact centers, which now represent 34% of total credit card sales.

(2.3)   Treasury

Treasury, foreign exchange, derivatives and proprietary trading

BCP’s Treasury function is managed through three different units in order to have strong governance, the Assets and Liabilities Management (ALM) group, the trading unit (comprised of the Foreign Exchange, Derivatives and Proprietary Trading units) and the Foreign Exchange and Derivatives Distribution Unit.

The ALM group is responsible for managing BCP’s balance sheet and for taking reasonable interest rate and liquidity risks under the oversight of our Asset and Liabilities Committee (ALCO). ALM is also responsible for maintaining our liquidity asset portfolio and compliance with Liquidity Coverage Ratio (LCR) and Common Equity Tier 1 (CET1) ratio under Basel III standards. In addition, the ALM group is an active participant in money and debt capital markets, oversees reserve requirements, manage BCP’s liquidity and the bank´s balance sheet. The group has been active in auctions held by the Peruvian Central Bank for certificates of deposit as well as in financing its funding needs through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments.

BCP’s Foreign Exchange Unit participates in foreign exchange trading in money market activities in Soles and in other currencies, and in the activity related to the different instruments designed by the Peruvian Central Bank.

BCP’s Derivatives Unit offers FX forwards, FX options, interest rate swaps, cross currency swaps, as well as tailor-made derivatives for distribution to clients in both, Peru and Latin-America. The team is formed by highly trained market professionals with years of experience in various markets. This allows BCP to provide sounds financial solutions at competitive prices to its clients. To minimize risks, BCP’s Derivatives Unit is closely monitored by BCP’s Treasury Risk Unit, which uses state-of-the-art systems and complies thoroughly with best practices related to risk in international markets.

BCP’s proprietary trading consists of short-term investments in securities (corporate and governmental), which includes instruments from various countries. In terms of securities in local currencies, BCP can participate in the local markets of Mexico and Colombia. In the case of Peru, BCP is one of the main liquidity providers in the government bond local market where it is part of the Market Maker Program of the Ministry of Economy of Peru.

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

(2.4)   Lending policies and procedures

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

BCP’s uniform credit policies and approval and review procedures are based upon conservative criteria and are uniformly applied to all of its subsidiaries. These policies are administered in accordance with guidelines established by the Peruvian financial sector laws and SBS regulations. See “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation – 9.2 BCP and Mibanco”.

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

Our success in small business and personal lending areas depends largely on BCP’s ability to obtain reliable credit and client information about prospective borrowers. The SBS has an extensive credit bureau, which has expanded its credit exposure database service to cover businesses and individuals that have borrowed any amounts from Peruvian financial institutions. This database includes risk classifications for each borrower: “Normal,” “Potential Problem,” “Substandard,” “Doubtful” and “Loss.”

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

BCP operates in substantial part as a secured lender. As of December 31, 2016, approximately S/53.0 billion of our loan portfolio and off-balance-sheet exposure were secured by collateral, which represents 48.6% of the total loan portfolio based upon our unconsolidated figures, as compared to 54.0% in 2015 and 53.1% in 2014.

Liquid collateral is a small portion of BCP’s total collateral. In general, when BCP requires collateral for the extension of credit, it requires collateral valued at between 110% and 150% of the principal amount of the credit facility granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts.

Pursuant to a Peruvian regulation (Article 222° under Law No. 26702) that became effective in December 1998, the existence of collateral does not affect the loan classification process. For Peruvian accounting purposes, secured loans (or the portion of any loans covered by collateral) that are classified in Class “B,” “C,” or “D” risk categories or that are otherwise classified as substandard loans (see “Item 4. Information on the Company - 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”) have a lower loan loss provision requirement than similar unsecured loans. If a borrower is classified as substandard or below, then BCP’s entire credit exposure to that borrower is so classified.

BCP’s internal audit division conducts selected revisions and analyses on borrower’s financial statements, consistent with the local banking regulations of the jurisdictions in which it operates.

(2.5)    Digital transformation

In October 2015 the InnovaCXion Center (“Center”) was created, whose mission is to improve the customer experience through digital media. However one key element for BCP Stand-alone in creating value is innovation, therefore at the end of 2016, Digital Transformation unit was created and included the Information technology Division, InnovaCXion Center, Customer Experience Area and Strategic Analysis and Governance Area.

(2.5.1)   Information technology (IT)

BCP considers its technology platform as one of its main competitive strengths and continues to invest in this area to maintain a competitive position in the banking sector. During 2012, IT changed its operating model, outsourcing the administration and operation of the IT infrastructure, application development and maintenance of some of the applications to three companies, who are leaders in their field: IBM, Tata Consulting Services and Everis. During the following years, IT has continued to expand the scope of its services. As a result, in 2016, IT delivered more projects/requirements (70% more than 2011), we met our time-to-market objectives (since 2011) and we strengthened our contingency and business continuity plan. Today we are focused on accompanying the business in its digital transformation, incorporating to our processes the use of agile methodologies to achieve the speed and early feedback the environment demands.

BCP’s investments in IT reached S/126.3 million in 2014, S/185.2 million in 2015 and S/227 million in 2016. BCP’s expenses on IT totaled S/588.1 million in 2014, S/648.1 million in 2015, and S/702 million in 2016. The 8% increase in expenses in 2016 is primarily due to economies of scale in consumption of outsourced infrastructure and outsourced application development. Finally, as a result of the new operating model, our ratio of IT expenses as a percent of revenues improved from 9.4% in 2011 to 8.1% in 2016.

(2.5.2)   InnovaCXion center and Customer experience transformation

This division is responsible of digital innovation and improves client experience, led by the Center and the Customer Experience Transformation Area, respectively.

During the first year of the Center, our main implementations were i) virtual platforms for self-opening savings accounts in our branches; ii) a payment application called "Yape" which uses the cell phone number as the customer account and two self-service platforms via web, one to grant a personal loan to our clients and other to grant performance bonds.

(2.5.3) Analysis and strategic governance of information

This area is distributed in the following teams:

i.	Strategic analysis

The main objective of our Strategic Analysis team is to optimize several processes, products or services in the organization based on data analysis and techniques such as statistics and data processing. In 2016, one of the main projects was the improvement of incentive scheme of the Sales and Service Advisors, among others.

ii.	CRM

BCP Stand-alone also continues to develop strategies to approach different retail customer groups through our customized outreach strategy known as Customer Relationship Management (CRM). This has enabled BCP to reach customers proactively and provide them with personalized offers and terms, in a timely manner while using cost effective channels and maximizing efficiency.

The CRM team is responsible for develop and distribute the right service through the different channels such as telemarketing, sales forces, Sales and Service Advisors, ATM or Online Banking.

iii.	Architecture and Data Governance

This team develops projects that allows to process large volumes of information, of variety of typologies, and at great speed. In 2016, we launched the first stage of the improvement of the methodology of Government and Data Quality.

1.1.2  BCP Bolivia

BCP Bolivia’s activities include wholesale banking and retail banking. As of December 31, 2016, the operations of BCP Bolivia in terms of total assets (S/7.9 billion), total loans (S/5.3 billion), deposits (S/6.8 billion) and net equity (S/620.7 million).

At the end of 2016, BCP Bolivia’s loans represented approximately 9.1% of total loans in the Bolivian financial system. BCP Bolivia’s deposits represented approximately 9.0% of total deposits in the Bolivian financial system.

The following table shows the client segmentation of BCP Bolivia. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, our clients’ affiliation with other companies or groups, the degree of follow-up required, and their credit ratings.

Client Segmentation
Subsidiary	Business	Group	Income/Sales/Total debt
BCP Bolivia (1)	Wholesale Banking	Large companies (2)	Annual sales higher than approximately S/34 million
		Medium companies(3)	Annual sales from approximately S/7 million to S/34 million
	Retail Banking (4)	Small Business (5)	Annual sales from approximately S/1 million to S/7 million
		Micro Business (5)	Annual sales of at least approximately S/1 million
		Consumer (6)	Payroll workers and self-employed workers
		Mortgage Banking (7)	Payroll workers, independent professionals and business owners

(1)	Converted into Soles at the exchange rate of S/3.356 per U.S. Dollar, December 31, 2016 - SBS.
(2)	Loans to Large companies account for 30.4% of BCP Bolivia’s total loans. This segment accounts for approximately 650 customers.
(3)	Loans to Medium companies account for 11.1% of BCP Bolivia‘s total loans. This segment accounts for approximately 1,700 customers.
(4)	At the end of 2016, retail banking loans accounted for 58.5% of total loans of BCP Bolivia, while retail banking deposits accounted for 30.5% of BCP Bolivia's total deposits.
(5)	Small and Micro business banking accounts for 18.4% of total loans of BCP Bolivia, small business banking serves approximately 13,000 clients while Micro Business serves approximately 6,900 business clients.
(6)	Consumer banking accounts for 10.9% of total loans of BCP. Its customer base consists of approximately 36,700 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products.
(7)	This segment serves 7,300 customers, representing 28.2% of BCP Bolivia’s total loans. BCP Bolivia’s mortgage segment has an average LTV of 80% and represents less than 2% of Credicorp’s total loans.

1.1.3 Atlantic Security Bank (ASB)

ASB is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment. It was incorporated in September 1984 in the Cayman Islands and principally serves Peruvian-based customers. ASB has an international licensee branch in Panama, through which it conducts all commercial business.

As of December 31, 2016, ASB had total assets of S/6,657.3 million and shareholders’ equity of S/864.4 million. Furthermore, as of December 31, 2016, ASB had approximately 3,051 customers, 93% of whom were Peruvian. ASB deposits reached S/5,590.9 million in 2016.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities fall behind investment grade securities in terms of portfolio allocation, while equity and hedge-fund positions, though present, are less relevant. As of December 31, 2016, ASB’s investment portfolio was S/2,962.7 million.

Third-party asset management is an important activity for ASB. Total assets under management (AuM) reached S/14,921.3 million as of December 31, 2016, compared to S/12,359.8 million as of December 31, 2015 and S/13,457.7 million as of December 31, 2014. These assets comprise a range of unsolicited securities and ASB acts as an intermediary in the management and custody of such assets in fixed income and variable income securities.

ASB also maintains total loans, which amounted to S/3,079.4 million at year-end 2016, and approximately 89% of these loans were guaranteed by customers’ deposits or investments.

ASB’s overall investment strategy, the general profile of its investment portfolio and its specific investment decisions are reviewed on a monthly basis by an investment committee. Its credit risk by counterparty, including direct and indirect risk, is evaluated on a consolidated basis and covers all activities that generate credit exposure such as interbank placements, commercial loans and securities investment. Market, liquidity and operational risks are monitored by ASB’s Risk Management Unit, which in turn reports to and is supervised by a Corporate Risk Committee, an Asset-Liability Committee and our Board of Directors.

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

1.3   Pension funds

Credicorp conducts all of its pension fund activities through its private pension fund administrator Prima AFP. Prima AFP manages pension funds in the form of individual accounts of capitalization, providing its affiliates with retirement, disability, survival and burial benefits. See “Item 4. Information on the Company - 4.B Business Overview - (5) Review of 2016 – 5.2.5 Prima AFP” and “Item 4. Information on the Company - 4.B Business Overview - (9) Supervision and regulation – 9.7 Prima AFP” for more information about this business.

1.4   Investment banking

The integration of Latin American markets is a strategic focus for Credicorp. The creation of MILA (by its Spanish initials), a Latin American integrated market shared among Chile, Colombia and Peru, has opened up opportunities to further integrate asset management, brokerage and corporate finance cross-border operations. This can offer benefits for companies that have a significant presence in these markets. Since the formation of MILA, Credicorp’s investment banking business units grouped under Credicorp Capital have been very active. Credicorp Capital carries out its operations in the region through Credicorp Capital Peru, Credicorp Capital Colombia and Inversiones IMT, holding a considerable market share in the Peruvian, Colombian and Chilean markets, respectively. Our main business lines are asset management, sales & trading and corporate finance.

Asset management

Through the regional platform provided by MILA, we offer a wide array of products, including mutual funds, alternative funds and portfolio management, as well as structured products, to a broad base of clients, including clients in our retail, private and high net worth, corporate and institutional segments.

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

(2)   Corporate compliance

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

The corporate program management model includes the designation of Compliance Officers in each company of the Credicorp Group, who report to the Corporate Compliance Officer of Credicorp, who in turn reports to the Board and has autonomy for the development of its functions.

The Corporate Compliance Division establishes the guidelines and policies that regulate compliance programs in order to provide reasonable assurance of compliance with local and international standards, mitigation of conduct risks, and strengthening ethical behavior and values in Credicorp, all with the aim of protecting Credicorp's reputation.

In that sense, the main aspects worked during 2016 have been focused on the strengthening the management model; the innovation in the use of technological tools to improve the effectiveness and efficiency in the identification of financial crimes; and the integration of Compliance processes within the business and culture of the organization, in order to establish a relationship with the business and make it a co-owner of the risk together with Compliance.

Fiscal transparency

Fiscal Transparency oversees the implementation of two regulations for International Exchange of Tax Information: FATCA1 and CRS2 .

FATCA: The first report was submitted in 2015 in all jurisdictions where Credicorp operates and has FATCA Intergovernmental Agreements (IGA) in force. In 2015, Panama and Peru had “agreements in substance”; however only Peru complied with the reporting obligation that year. In 2016, Panama signed the IGA3 and Financial Institutions (FI) are expected to submit their first report in 2017. Peru is still negotiating the conditions of their agreement and the Ministry of Economy and Finance (MEF) issued a note to postpone reporting obligations, while negotiations are still under way. The MEF had until December 31, 2016 to provide the IRS with a timeline and step-by-step plan in order to sign the IGA. The MEF met with The Peruvian Bank Association (ASBANC by its Spanish initials) at the end of February 2017 where it was confirmed that the December 31, 2016 deadline had been met, though the details of such timeline have not been provided. At the same time, and in order to comply with the requirements of certain international treaties signed by Peru, the Peruvian government enacted new bank secrecy provisions to implement new tax reforms under DL 1313, which allows the Peruvian tax authorities to file a request with a court to have the bank secrecy legislation lifted. These initiatives open the road for the implementation of FATCA and also assist with Peru´s plans to become an Organisation for Economic Co-operation and Development (OECD) member country in 2021, which will also allow it to start exchanging tax information under the CRS.

CRS Activities: Cayman Islands and Colombia belong to the Early Adopters Group and, in 2016, our Financial Institutions in those jurisdictions started the implementation of the CRS by complying with clients’ due diligence requests. Our FI´s in Chile and Panama will follow as Late Adopters in 2017.

1 Foreign Account Tax Compliant Act, law enacted by the US Government in 2010

2 Common Reporting Standard, developed in response to the G20 request and approved by the OECD in 2014.

3 Intergovernmental Agreement

(3)   Internal Audit

In accordance with the Framework for Professional Practice of the Institute of Internal Auditors (IIA), Internal Auditing’s activities seek to permanently assess the efficacy and efficiency of processes for risk management, monitoring and governance at Credicorp Ltd, its subsidiaries and affiliates in order to improve and protect the Corporation’s value and to provide assurance, advisory services and risk-based analysis.

In 2016, the result of our internal assessment, in accordance with Standard 1311 at IIA, was “Generally Complies” for the fifth consecutive year due to our Program to Assure and Improve the Quality of Internal Auditing. It is important to note that the corporation’s auditing units obtained, on September 2013, international recognition for the quality of their internal auditing activity from IIA, receiving the highest rating “Generally Complies,” in accordance with Standard 1312 of IIA. Both results show that the internal auditing activities of the Corporation’s internal auditing units fulfill International Standards for Auditing and IIA’s Code of Ethics.

At BCP Stand-alone, we have launched the Chaninchay projects, which means “to give value” in Quechua. The objective of this project is to tie together the concepts of on-going auditing, data analytics and cryptography to implement a working philosophy that ensures that all of our auditing processes are oriented toward protection rather than focusing solely on detecting errors through data mining.

A team of auditors at BCP Peru won the 3rd Competition for Essays on Internal Auditing for Banking, which was organized by the Latin American Committee of Internal Auditing (CLAIN) of the Latin American Federation of Banks (FELABAN); the winning topic was “Auditing Methodology to Assess Goodwill Valuation.” This is proof or the leadership and innovation of our Bank and its employees with regard to Internal Auditing procedures in the region.

Our corporate auditor was named member of the Financial Services Guidance Committee Board of IIA Global, which shows the innovation and leadership of Credicorp’s auditing team in Latin America. We continue to preside over the Latin American Committee for Internal Auditing (CLAIN) of the Latin American Federation of Banks (FELABAN).

(4)   Strategy

Credicorp was established to create a financial group that would benefit from synergies among the Group’s companies and our companies’ boards.

Credicorp endeavors to become a leader within each business market in which the companies operate to maximize our shareholders’ return on equity. Our long-term strategy consists of four strategic pillars: efficient growth; adequate risk management; focus on client satisfaction; and motivated employees. We seek to achieve an optimal balance of market share, profitability and operating efficiency.

Efficient growth

Credicorp through its subsidiary BCP initiated an efficiency initiative with two approaches, one tactical the Continuous Improvement Program, and the Efficiency Program. However this is an initiative that is deployed in our other main subsidiaries.

The Continuous Improvement Program is designed to improve efficiency throughout Credicorp by promoting consciousness in our management of expenses and investments. This approach is based on: i) productivity management; ii) the establishment of new mechanisms for approving, managing and reporting budget execution; and iii) process improvement. The Continuous Improvement Program will be based on the Jaw concept; this means it will be focused on managing the gap between income growth and expenses growth, in an effort to achieve higher growth in income than in expenses.

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

Client satisfaction

We are highly dedicated to providing products and services that offer strong value propositions for the clients we serve through each of our businesses. Our main value proposition will be our digital banking initiative that would allow us to get to know and satisfy our customers through a prompt digital solution.

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

Motivated employees

In human resources management we continue to focus on maximizing the efficiency of our talent management, developing an adequate structure for incentives and benefits to motivate and retain employees, and improving our selection and training processes.

Specific strategies

In the banking business, we will continue to implement our strategy to improve our client experience through different points of access. We will focus particularly on improving and innovating in digital banking, which will set the pace for how we communicate with and satisfy the needs of our clients. We will also work to strengthen risk management in different segments of Retail Banking with acceptance, follow up and collections models that are calibrated and aligned with pricing models to ensure that we achieve the profitability we seek. In the microlending business, we will continue to work to consolidate and improve Mibanco’s profitability. We will strive to fine-tune our segmentation to align our value propositions with the needs of each segment, optimizing commercial, risks and collections models.

In terms of our insurance business, we will continue to grow through diverse channels and will continue to strengthening our bancassurance strategy to take advantage of the synergies that can be developed in Credicorp. Also, we will work to improve how efficiently we use our resources, with a renewed focus on the client to enhance capture and retention of them. We will work to innovate in digital insurance through our different channels and product lines.

In the pension fund business, the medium and long term strategy is to maintain the attractiveness and profitability of the business by improving operating efficiency: optimizing risk management; innovating through our virtual channels; and enhance our client retention.

In the investment banking business, we will strengthen our business model by offering a full range of products and services with a regional scope. In this way, we seek to capture the growth potential of our three main business lines (asset management, sales and trading, and corporate finance) in the capital markets of Chile, Colombia and Peru and the Latin American region in general.

(5)   Review of 2016

The following table provides certain financial information about our principal business segments as of and for the year ended December 31, 2016 (see Note 30 to the Consolidated Financial Statements):

	As of and for the Year ended December 31, 2016
	Total Income	Operating Income(1)	Total Assets
	(Soles in millions)
Banking	14,409	7,964	182,217
Insurance	2,685	700	11,361
Pension fund	5	1	884
Investment Banking	25	2	4,540
Eliminations and adjustments	(305)	(64)	(42,567)
Credicorp	16,819	8,603	156,435

(1)	Operating income includes the net interest income from banking activities in the Banking operating segment; the amount of the net earned premiums, less insurance claims plus net interest income in the Insurance operating segment; the net interest income in the Pension Fund and in the Investment Banking operating segments

5.1   Consolidated contributions

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

	2014	2015	2016
	(Soles in millions, except percentages)
BCP (1)	1,835	2,420	2,708
BCB (2)	68	57	81
ASHC	160	133	143
Grupo Pacifico	199	345	299
Prima AFP	153	162	156
Credicorp Capital(3)	(14)	-	79
Others (4)	(13)	(25)	49
Total	2,388	3,092	3,515

(1)	Includes Mibanco (the combined entity), which contributed S/320.4 million in 2016, S/212.4 million in 2015, S/77.6 million in 2014. Also includes BCP Emisiones Latam 1 S.A., Solución EAH and others. For comparative purposes, BCB 2015 and 2014 profit is shown in another line.

(2)	In 2015 and 2014 the profit was part of BCP.

(3)	Credicorp Capital Ltd (which includes Credicorp Capital holding Chile, Credicorp Capital Holding Colombia, Credicorp Capital Securities and Credicorp Capital Peru (which include Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros).

(4)	Includes Credicorp Ltd. which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and Grupo Pacifico); eliminations for consolidation; and others. In 2016 includes the profit from the sale of 50% of BCI shares to a third party.

The following table shows our main subsidiaries’ percentage contribution to our total assets, total revenues, net income and net equity attributable to Credicorp´s equity holders for the year ended December 31, 2016:

	As of and for the Year ended December 31, 2016 (1)
	Total Assets	Total Revenue	Net Income / (Loss)	Equity attributable to Credicorp´s subsidiaries
BCP (2)	81.5%	76.0%	77.0%	70.2%
BCB	5.1%	3.3%	2.3%	3.2%
ASHC	4.5%	1.9%	4.0%	5.6%
Grupo Pacifico (3)	6.5%	14.2%	8.5%	11.0%
Prima AFP	0.6%	2.4%	4.4%	3.1%
Credicorp Capital (4)	2.1%	4.2%	2.3%	4.0%
Others (5)	(0.3)%	(2.0)%	1.5%	2.9%

(1)	Percentages determined based on the Consolidated Financial Statements.
(2)	Includes Mibanco, BCP Emisiones Latam 1 S.A., Solución EAH and others.
(3)	Includes Pacifico Vida.
(4)	Credicorp Capital Ltd (which includes Credicorp Capital Holding Chile, Credicorp Capital Holding Colombia, Credicorp Capital Securities and Credicorp Capital Peru (which include Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros).
(5)	Includes Grupo Crédito S.A., CCR Inc, Inversiones Credicorp Bolivia, eliminations for consolidation and others.

The following table shows the percentage contribution of BCP main subsidiaries to its total assets, total revenues, net income and net equity for the year ended December 31, 2016:

	As of and for the Year ended December 31, 2016 (1)
	Total assets	Total revenue	Net Income/(Loss)	Net equity
BCP Stand-alone	93.3%	83.1%	88.4%	88.0%
Mibanco	6.7%	16.7%	11.4%	11.3%
Others (2)	0.0%	0.2%	0.2%	0.7%

(1)	Percentages determined based on BCP’s consolidated financial statements of and for the year ended December 31, 2016.
(2)	Includes Solución Empresa Administradora Hipotecaria S.A., Edyficar Peru S.A. and BCP Emisiones Latam 1 S.A.

5.2   Financial performance

In 2016, we recorded net income after non-controlling interest of S/3,514.6 million (S/3,092.3 million in 2015 and S/2,387.9 million in 2014). This represented a 13.7% increase with regard to 2015’s figure, which led to a ROAE of 19.6% (20.5% in 2015 and 18.5% in 2014) and ROAA of 2.3% (2.1% in 2015 and 1.9% in 2014).

The results of 2016 include some non-recurring income and expenses, which after tax adjustments totaled approximately S/75.5 million. The recurring net income totaled S/3,439.0 million, which represented a 16.5% increase with regard to 2015’s figure. As such, excluding the effect of non-recurring items, ROAE and ROAA at Credicorp were situated at 19.3% and 2.2%, respectively (vs 19.7% and 2.0% in 2015, respectively).

The main non-recurring income and expenses net of tax are:

▪	Non-financial income due to the sale of BCI shares for S/ 121.0 million; and

▪	A translation loss of S/ 45.5 million.

The main factors behind Credicorp’s results were:

▪	Growth of 5.9% in net interest income in comparison to the level posted in 2015. The increase was primarily attributable to expansion in interest income on loans in line with the increase of 8.3% above 2015’s interest income, all of which offset the increase in interest expenses (15.3% above the level in 2015). The NIM for 2016 is situated at 5.49%, 12 basis points below 2015’s figure. It is important to note that this indicator was affected by strong growth year-over-year in average interest-earning asset.

▪	Net provisions for loan losses fell -5.1% year-over-year, which was due to a significant increase in recoveries and reversals during the year, which reflects the fact that this portfolio’s risk profile improved throughout the year. All of the aforementioned translated into an improvement in the cost of risk, which rose to 1.88%, comparing favorably to the 2.08% posted in 2015. The credit quality ratios are explained below in section “5.2.1 Assets Structure - (i) Portfolio quality”.

▪	The 5.3% year-over-year increase in non-financial income due to growth in fee income (+4.8%), and gains on sales of securities (+35.4%), which in turn was attributable to extraordinary income from the sale of BCI shares in 2016.

▪	Net earned premiums increased 3.8% as a result of higher net earned premiums of Property and Casualty business, mainly explained by the insurance business with individuals.

▪	Operating expenses grew 1.7% due to the expansion of administrative expenses as a result of higher expense on consultants and marketing campaigns.

See Item 5.Operating and financial review and prospects – 5.A. Operating results – (2) Historical Discussion and Analysis - 2.1 Results of Operations for the Three Years Ended December 31, 2014, 2015 and 2016.

(i) Main ratios

	2014	2015	2016	2015 - 2014	2016 - 2015
				basis points
ROAE (1)	18.5%	20.5%	19.6%	200	-90
ROAA (2)	1.9%	2.1%	2.3%	20	20
Net interest margin (3)	5.66%	5.61%	5.49%	-5	-12
Funding cost (4)	2.0%	2.0%	2.1%	0	10
Cost of risk (5)	2.16%	2.08%	1.88%	-8	-20
Loan to deposit (6)	103.2%	101.9%	110.3%	-130	840
Internal overdue ratio (7)	2.53%	2.56%	2.77%	3	21
Non-performing loan ratio (8)	3.34%	3.41%	3.66%	7	25
Coverage of Internal overdue loans (9)	148.6%	166.2%	160.6%	1,760	-560
Coverage on NPL (10)	112.4%	124.7%	121.4%	1,230	-330
Operating efficiency (11)	46.1%	42.8%	43.1%	-400	30

(1)	Net income attributable to Credicorp / Average* equity before non-controlling interest.
(2)	Net income attributable to Credicorp / Average* assets.
(3)	Net interest margin / Average* interest earning assets.
(4)	Interest expense / Average* liabilities
(5)	Provisions for loan losses, net of recoveries / Total loans.
(6)	Total loans / Total deposits.
(7)	Internal overdue loans / Total loans.
(8)	Non-performing loans / Total loans. Non-performing loans = Internal Overdue Loans + Refinanced Loans + Restructured Loans
(9)	Allowance for loan losses / Internal overdue loans.
(10)	Allowance for loan losses / Non-performing loans.
(11)	(Operating expenses - Other expenses + Acquisition cost) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net earned premiums + Gross margin from medical services).

*	Averages are determined as the average of period-beginning and period-ending balances.

5.2.1 Assets structure

Our total assets amounted to S/156.4 billion in 2016 (S/155.5 billion in 2015 and S/134.8 billion in 2014). The 0.6% increase in total assets in 2016 as compared to 2015 was a result of: (i) the slower growth of our loan portfolio, which grew by 4.9% in 2016 (13.6% in 2015 and 23.5% in 2014), (ii) a 25.7% decrease of cash (which includes cash collateral, reverse repurchase agreements and securities borrowings) mainly at BCP due from banks, primarily associated with a decrease in reserves held at BCRP (an increase of 3.2% in 2015 and a decrease of 0.3% in 2014), and (iii) a 0.44% decrease in investments available-for-sale (an increase of 19.2% in 2015 and a decrease of 13.5% in 2014). See Item 5.Operating and financial review and prospects – 5.A. Operating results –(3) –Financial Position.

As of December 31, 2016, Credicorp’s total loans increased 4.9% year-over-year (13.6% and 23.5% in 2015 and 2014, respectively), which represented an expansion of 5.6%, after excluding the impact of the U.S. Dollar depreciation on our loan book (currency-adjusted growth).

In terms of average daily balances, Credicorp’s loan book expanded 4.1% year-over-year, which represents a 4.6% currency-adjusted growth rate. This growth was, primarily due to:

▪	The 0.4% year-over-year increase of our Wholesale Banking’s loan book and 1.0% in currency-adjusted terms.

▪	The 5.2% year-over-year increase of our Retail Banking’s loan book, which represented a currency-adjusted growth rate of 5.4% year-over-year.

▪	BCP Bolivia and ASB’s expansion of their loan books by 15.9% and 0.1%, respectively; which represented currency-adjusted growth rates of 18.9% and 5.3%, respectively.

▪	Mibanco’s posting of higher growth rates of 10.1% as a result of the loan growth in the small business segment.

(i) Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 2.77% at the end of 2016, 21 basis points higher than the 2.56% ratio recorded at the end of 2015 (2.56% and 2.53% at the end of 2015 and 2014, respectively). The increase reported in our internal overdue ratio over the last year reflects deterioration in segments such as SME-Pyme and Mortgage, which were affected by the presence of real estate collateral (commercial properties). This means that loans that are more than 150 days overdue cannot be written-off despite the fact that they are fully provisioned given that it is necessary to first undergo a judicial process to execute foreclosure and liquidate the collateral, which takes on average four years.

An analysis of the internal overdue ratio by business segment shows that:

▪	Wholesale Banking closed the year with an internal overdue ratio that was slightly lower to the ratio that was reported last year (0.29% in 2016, 0.32% in 2015, and 0.32% in 2014). The ratio remained very stable, but with a downward trend throughout the year.

▪	Delinquency ratios at BCP Bolivia have remained at very low levels this year (1.80% in 2016, 1.57% in 2015, and 1.37% in 2014). The increase in internal overdue loans came mainly from consumer and mortgage segments.

▪	Mibanco’s internal overdue ratio was 4.39% at the end of 2016 (4.76% in 2015 and 5.61% in 2014). This level is quite close to Edyficar’s historic level (approximately 4%). Good evolution in terms of the portfolio’s quality control was attributable primarily to continuous improvements in the risk profile used in the origination process as well as to write-offs that were made to clean up the portfolio after the acquisition and during the process to merge Edyficar and Mibanco.

▪	The SME-Pyme segment reported an increase in its internal overdue ratio (12.41%, 11.10% and 10.61% in 2016, 2015 and 2014, respectively). However, the level of real estate guarantees in this segment is approximately 54%, which means, as noted above, that loans that are more than 150 days overdue cannot be written-off.

▪	In the SME-Business segment, the internal overdue ratio decreased 72 basis points as compared to 2015 level (4.49%, 5.21% and 4.38% in 2016, 2015 and 2014, respectively). This decrease was due to the very slow growth in internal overdue loans, which in turn was reinforced by strong loan growth in the segment. The clients in the SME-Business segment have a high level of real estate coverage, which is currently at approximately 72%.

▪	The Credit Card segment’s internal overdue ratio in 2016 was 4.65%, which was an increase from 4.17% in 2015 and 4.26% in 2014. This increase corresponds mainly to the maturity of vintages originated in 2015 and to the slowdown in loan growth that surfaced at the beginning of 2016, which accentuated the impact of higher levels of past due loans.

▪	The Consumer segment’s internal overdue ratio in 2016 was 3.02%, an increase from 2.62% in 2015 and 2.35% in 2014. This was due to growth in internal overdue loans (in value), which in turn was reinforced by weak loan growth in the segment.

▪	The Mortgage segment reported an increase in its internal overdue ratio (2.66%, 2.10% and 1.73% in 2016, 2015 and 2014, respectively), due the effect of loan amortizations by clients that dipped into 25% of their pension funds and the distortion created by the existence of real estate collateral.

As a result, provisions for loan losses (the P&L account) decreased by -5.1%, which was in line with the evolution of delinquency in the Wholesale, SME-Business and Mibanco segments. This decrease helped the cost of risk to improve, reaching a 1.88% level in 2016 (2.08% in 2015 and 2.16% in 2014). At the end of 2016, the coverage ratio was 160.6%, which was a slight decrease from the 166.2% recorded at the end of 2015 (148.6% at the end of 2014).

5.2.2 Funding structure

At the end of 2016, Credicorp’s total liabilities were S/136.3 billion, which represents a 1.8% decrease as compared to 2015’s figure (S/138.8 billion and S/120.2 billion at the end of 2015 and 2014, respectively). See Item 5.Operating and financial review and prospects – 5.A. Operating results – (3) –Financial Position. The slight contraction in total funding reflects a context marked by low loan growth. In this scenario, less funding was needed in 2016 than in 2015. The reduction in total funding was due primarily to a decrease in deposits, which was offset by growth in accounts Payables related to repurchase agreements and security lending activities.

Deposits continued to represent the main source of financing within total liabilities, with a share of 63.0% for fiscal year 2016 (63.9% in 2015 and 64.1% in 2014). Contraction in deposits was mainly associated with a decrease in time deposits (-13.3%), and Bank’s negotiable certificates (-56.8%). The decrease in time deposits was as a result of the lower level of time deposits in foreign currency, mainly at ASB and BCP Stand-alone, given that some Private Banking deposits that had entered in September 2015 were withdrawn in mid-2016. It is important to note that although deposits contracted, core deposits (in particular savings and CTS, which are our most stable deposits) increased their share of the funding mix at Credicorp.

Bonds and notes issued maintained their 11.7% share of BAP’s total funding mix, despite their contraction due to (i) maturities of subordinated debt, and (ii) maturities of securitized issuances of remittances, which offset the debt issuances of BCP Stand-alone and Mibanco during year 2016.

The account payables related to repurchase agreements and security lending activities, which includes BCRP instruments, posted an ongoing growth and represented 11.1% of BAP’s total funding at the end of 2016 (10.5% at the end of 2015 and 6.9% at the end of 2014). The aforementioned was due primarily to the higher volume of repurchase agreements for certificates of deposit (regular repos) with BCRP mainly at BCP.

5.2.3 Distribution channels

Credicorp’s distribution network had 9,854 points of access to our clients at the end of 2016, which represented a 5.44% increase as compared to 2015’s level. This increase was due primarily to efforts to implement Agentes BCP and ATMs in 2016, which reflected the banking penetration strategy and migration to cost-efficient channels. In the case of BCP Bolivia, the increase in points of contact was due to growth in Agente BCP, which was in line with the goal to implement 150 agents by the end of 2016.

The table below shows the evolution of the points of contact (branches, ATM, Agentes) of each of Credicorp’s subsidiaries:

	2014	2015	2016
BCP	7,820	8,487	8,890
Mibanco (1)	3,698	323	316
BCP Bolivia	355	354	464
Grupo Pacifico	150	150	150
Prima AFP	22	17	18
Credicorp Capital	14	15	16
Credicorp	12,059	9,346	9,854

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

5.2.4 Grupo Pacifico

Grupo Pacifico is the second largest Peruvian insurance company, with a market share of 27.43% based on written premiums in 2016 (25.93% in 2015). This market share calculation includes premiums from Pacifico Seguros Generales, Pacifico Vida and Pacifico EPS and represents our total market share in the insurance market and the healthcare sector.

Grupo Pacifico achieved net income of S/303.3 million in 2016, 13.23% lower than the S/349.5 million reported in 2015 (S/205.9 million in 2014). The aforementioned is a result of non-recurring income registered in 2015 (S/99.1 million), which came from an agreement between Grupo Pacifico and Banmedica from Chile. Excluding that effect, the net income would have increased 21.1% in both the Life insurance and P&C businesses. These higher results are associated with the important recovery in net financial income as a result of the improved performance of capital markets at national and international levels.

Written premiums

S/ in thousands	2014	2015	2016
TOTAL WRITTEN PREMIUMS (1)	3,156,365	2,719,809	2,757,045
Health Insurance (2)	1,082,323	360,481	381,730
Individual Annuity Line	343,294	378,763	222,074
Automobile	331,850	336,667	360,869
Credit Life	259,636	300,363	354,841
Individual Life	254,960	300,117	325,031
Fire and Allied Lines	244,978	241,487	271,742
Group Life	177,875	193,952	209,093
Others	461,450	607,980	631,664

(1)	Without eliminations. Includes premiums assumed from other companies

(2)	Since 2015, corporate health insurance business and medical services (network of clinics, medical centers and laboratories) are excluded from Grupo Pacifico consolidated financial statements. Since 2015, Health insurance only includes Medical Assistance.

Grupo Pacifico reported written premiums of S/2,757.0 million in 2016, which represent a 1.4% increase compared to 2015’s figure. It is important to mention that the life insurance market declined due to a decrease in individual annuities associated with reforms in the private pension system. The aforementioned is related with the release of Law N° 30425 which allows affiliates over the age of 65 years old to choose between receiving a pension or requesting AFPs to free up to 95.5% of their funds. This effect generated a decrease in individual annuities business in Pacifico Vida; nevertheless, all the other line of businesses increased, mainly credit life, individual life and group life. As a result, Grupo Pacifico achieved 24.1% of market share (22.9% in 2015).

Claims and Reserves

In 2016, Grupo Pacifico’s net loss ratio reached 58.4%, which decreased compared to the 58.9% and 63.3% recorded in 2015 and 2014, respectively.

Net Loss Ratio(1)	2014	2015	2016
Pacifico Seguros Generales	56.8%	52.4%	51.4%
Pacifico Vida	29.5%	38.2%	44.7%
Pacifico EPS	83.9%	-	-
Grupo Pacifico(2)(3)	63.3%	58.9%	58.4%

(1)	Net claims / Net earned premiums
(2)	2015 figure does not include Pacifico EPS results due to the agreement with Banmedica.
(3)	Figures do not include eliminations for Credicorp’s consolidation purposes.

The decrease in Pacifico Seguros Generales net loss ratio is attributable to two lines of business: Commercial P&C (loss ratio decreases from 43.3% to 38.4%) and Private Health insurance (loss ratio decreases from 71.8% to 68.9%). In the Private Health line of business, the improvement is due to moderate rate increases above inflation along with changes in deductibles and copayments. In the Commercial P&C business, improvement is due to a better risk selection.

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

Historically, Pacifico Seguros Generales has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In addition, in 2012 Pacifico Seguros Generales negotiated proportional reinsurance support for this portfolio, which it maintains as of December 31, 2016. Pacifico Seguros Generales has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Grupo Pacifico’s financial condition and/or its operations.

Pacifico Vida holds excess of loss reinsurance contracts for Individual Life, Personal Accident, Group Life and Credit Life products; and in the case of Work Compensation Risk Insurance, it holds a quota share contract. Catastrophic reinsurance contracts cover all the company’s lines (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the Individual Annuity line. Premiums ceded to reinsurers represented less than 2.9% of written premiums in 2016.

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

As of December 31, 2016, the market value of Grupo Pacifico’s investment portfolio was S/8,444 million, which included mainly S/485 million in equity securities, S/1,143 million in investment properties, and S/6,816 million in fixed income instruments. The portfolio is well diversified and it follows an asset-liability management strategy which is based on matching assets (portfolio) and liabilities (reserves) cash flow and duration matching, currency matching and improving the capital structure of the company. Grupo Pacifico’s financial income increased 27.9% in 2016 (S/432.0 million in 2016, S/337.6 million in 2015, S/337.2 million in 2014).

5.2.5 Prima AFP

Prima AFP managed 1.5 million affiliate accounts in 2016, similar to the number of affiliate accounts managed in the previous year. This represented a 23.4% of market share.

Funds under management (FuM) at Prima AFP increased from S/39.3 billion as of December 31, 2015 to S/43.2 billion as of December 31, 2016 (+9.9%). In 2014, this indicator reached S/36.7 billion. By year-end 2016, Prima AFP’s market share of total FuM was 31.7%. The profitability of our funds in the 12 months ended December 31, 2016 was 8.6%, 10.2% and 10.0% for Funds 1, 2 and 3, respectively.

Given that pension funds are long-term investments, it is best to observe their returns over a long period. For the 10 years ended December 31, 2016, covering the lifetime of Prima AFP’s three funds to date (without considering the Fund Type Zero), nominal annual profitability was 6.50%, 7.40% and 6.70% for Funds 1, 2 and 3 respectively. These figures place the company in first, second and third place, respectively, for profitability in the SPP system.

In 2016, Prima AFP registered total revenues of S/407.2 million (S/402.2 million in 2015 and S/391.9 million in 2014) and net income of S/155.8 million (S/162.1 million in 2015 and S/153.4 million in 2014). This was accomplished by expanding Prima AFP’s revenue base and controlling its operating expenses. Net income incorporates a tax change decreed by the Peruvian government, which cut corporate income taxes as of 2015. The statutory tax rate for 2014 was 30%, and 28% for 2015 and 2016.

In December 2016 Prima AFP won the third tender for affiliates by offering the lowest mixed fees: 0.18% of monthly remuneration and an annual fee of 1.25% over the balance, both of which will come into force in June 2017. From June 2017 to May 2019, Prima AFP will exclusively manage all new affiliate accounts. Notably, in 2016, under the mixed scheme, monthly remuneration was at 1.19% and the annual fee over the balance was at 1.25%. Due to the 2012 pension system reform, the monthly remuneration commission (mixed fee) will decline to 0.87% in February 2017, and because of the result of the third tender process, will drop to 0.18% in June 2017. This mixed fee will apply to new affiliates and current affiliates who chose to pay commissions under the mixed scheme.

5.2.6 Credicorp Capital

In 2016, Credicorp Capital continued establishing itself in the MILA markets through the following:

▪	Its active participation in advising major companies in the region with respect to their funding needs, issuances and transactions. The Investment Banking business participated in key deals at regional scope, especially in Equity Capital Markets (Entel capital increase, Cencosud block trade, and BCI capital increase and block trade), Debt Capital Markets (Kallpa Senior Notes issuance in international markets, and Primax, the largest corporate issuance in Peru local currency in a decade), Lending (participated as Joint Lead Arranger in the acquisition financing of Duke Energy Peru by iSquared Capital), and Advisory (financial advisors to Autopistas del Nordeste in Colombia).

▪	With regard to its asset management business, as of December 31, 2016, Credicorp Capital Peru reached S/.23,958 million AuM, of which S/10,703 million corresponded to mutual funds (with a market share of 42.2%), and S/13,255 million corresponded to alternative investments, mandates and third party funds. Credicorp Capital Colombia reached S/7,530 million AuM, including S/3,862 million in mutual funds and S/.3,668 million in alternative investments. Finally, Inversiones IMT reached S/16,911 million AuM, including only S/1,014 million in mutual funds and the remaining in alternative investments. In regards to assets under custody, Credicorp Capital posted a total of S/.56,337 million, of which Peru represented 78%, Colombia 12% and Chile 10%.

63

	2014	2015	2016
	Soles in millions
AuM – Credicorp Capital Peru (1)	14,778	17,414	23,958
AuM – Credicorp Capital Colombia	5,335	5,423	7,530
AuM – Inversiones IMT	5,453	7,505	16,911
Total AuM - Credicorp Capital	25,566	30,342	48,399

Total AuC - Credicorp Capital (2)	36,789	38,885	56,337

(1)	Includes AuM for which there is a service agreement between ASB and Credicorp Capital for the latter to perform functions as Portfolio Manager (ASB funds in millions of Soles are: S/5,683, S/5,302 and S/5,366 in 2014, 2015 and 2016, respectively).
(2)	Asset under custody.

The sales and trading business was the main driver for surpassing the forecasted revenues for 2016. Despite a slow start, the market improved relatively compared to the previous year and the brokerage business had a good performance which was complemented by positive results in the market making portfolios.

Additionally, in 2016, our broker in Peru reaffirmed its leadership in trading activity, with 38.8% and 16.9% market share in equities and fixed income, respectively. Likewise, our brokerage firm in Colombia reached first place in fixed income and equities. In Chile, our brokerage firm remained in first place in fixed income, and reached second place in equities.

Traded volume	2014	2015	2016
	Soles in millions
Equity securities – Credicorp Capital Peru	9,430	3,683	6,974
Fixed income – Credicorp Capital Peru [1]	2,455	2,303	762
Equity securities - Credicorp Capital Colombia	20,350	15,582	16,102
Fixed income - Credicorp Capital Colombia [2]	265,282	220,910	249,444
Equity securities – Inversiones IMT [3]	15,588	14,434	21,759
Fixed income – Inversiones IMT	13,436	16,872	13,868

(1)	Fixed Income Peru: Bolsa de Valores de Lima’s information. It does not consider the information of Datatec platform.
(2)	Fixed Income Colombia: Banco de la República and Bolsa de Valores de Colombia’s information. It does not consider repo operations.
(3)	Equity Chile: Bolsa de Comercio de Santiago’s information. It does not consider repo operations.

(6)   Competition

6.1   Banking

6.1.1   Overview

In recent years, several foreign companies have showed interest in entering the Peruvian market while financial companies already in Peru have taken steps to expand operations and develop new businesses.

Throughout 2016, the most relevant events in terms of new entrants or financial institutions that have been granted new licensees are among others:

•	In April 2016, the SBS granted JP Morgan the authorization to operate as an Investment Bank in Peru. Over the last 20 years, JP Morgan has had a representative office in Peru and has given counseling to local businesses about the emission of shares in the United States. Now, as an Investment Bank it will be allowed to expand its business in Peru by getting involved in sales and trading of BCRP and Government instruments, as well as foreign exchange trading.

•	In December 2016, Bank of China opened a representative office in Peru in order to facilitate commerce between both countries and stimulate business development. This reflects the willingness of foreign-owned banks to take steps to begin operations in the Peruvian market. Due to the increasing flexibility provided by the SBS Regulation entering into effect starting February 2017, the presence of foreign banks is expected to grow in the coming years. Prior to February 2017, a majority shareholder could not own more than one financial entity and operate in Peru. This restriction has been modified, allowing more than one bank with the same majority shareholder to operate in the country, causing the Bank of China to announce its goals to open more representative offices in Peru and to launch new commercial banking products and services in the country. The new regulation will probably lead to more specialization, a greater supply of financial services in different currencies and more competition in Peru’s financial system.

While new entries into the Peruvian banking system over the last three years have not been as pronounced as in previous years, there is evidence that foreign-owned banks are taking steps to begin operations in the Peruvian market. For example, Itaú Unibanco, Bladex, Morgan Stanley Bank, Bank of Tokyo Mitsubishi and Sumitomo Mitsui Banking opened representative offices in Peru.

6.1.2   Peruvian financial system

On December 31, 2016, the Peruvian financial system consisted of the following principal participants: the Peruvian Central Bank, the SBS, 57 financial institutions and four state-owned banks (not including the Peruvian Central Bank): Banco de la Nacion, COFIDE, Agrobanco and Fondo MiVivienda.

	As of December 31, 2016
	Number of	Assets	Deposits	Loans
	entities	( Soles in million)
Mutiple Banking	16	355,666,412	210,201,236	235,371,431
Financial firms	11	11,980,631	5,553,388	10,044,961
Municipal savings banks	12	21,440,568	16,749,528	17,176,096
Rural savings banks	6	1,369,071	623,730	1,064,152
Edpymes	10	1,802,780	-	1,624,686
Leasing companies	2	409,371	-	343,720
Total	57	392,668,833	233,127,883	265,625,046

(i)	Multiple banking

Major Peruvian Banks	As % of Peruvian Financial System (1)			As % of Multiple Banking
as of December 31, 2016	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	30.2%	28.5%	29.6%	33.3%	31.6%	33.4%
BBVA Banco Continental	20.0%	20.9%	19.5%	22.1%	23.2%	22.1%
Scotiabank Peru	14.1%	13.3%	14.5%	15.6%	14.7%	16.4%
Interbank	10.8%	11.4%	9.9%	12.0%	12.6%	11.1%
Banco Interamericano de Finanzas	3.2%	3.4%	3.2%	3.5%	3.8%	3.6%
Mibanco	2.9%	2.7%	3.2%	3.2%	3.0%	3.7%

(1)	Excludes stated-owned banks.

Source: SBS

As of December 31, 2016, BCP Stand-alone ranked first among all Peruvian banks in terms of assets, deposits and loans.

In 2016, the Peruvian banking system reported a balance of loans of S/160,412 million in local currency and US$22,336 million in foreign currency. These figures represented an annual expansion of loan balances of 5.5% and 2.2%, respectively (37.8% and -21.2%, respectively, from December 31, 2014 to December 31, 2015). As a result, the dollarization of loans reached 31.8% at the end of 2016 (compared to 32.9% in 2015 and 42.9% in 2014). Nevertheless, as of December 31, 2016, the total amount of multiple banking deposits was S/210,201 million, which represented a dollarization rate of 47.6% (compared to 52.9% in 2015 and 47.04% in 2014).

As part of its plan to decrease the dollarization of loans, BRCP has set de-dollarization targets to be reached by the end of June 2015, the end of December 2015 and the end of December 2016 in two books: (i) the total FC portfolio with certain exceptions (excludes loans for foreign trade and loans issued for more than 3 years for amounts that exceed US$10 million); and (ii) the mortgage and car portfolios as a whole. In the case of FC total loans, the reduction target is calculated based on period-end balances (in Peru GAAP) as of September 2013. The reduction target for the joint portfolio of mortgage and car loans is calculated with period-end balances (in Peru GAAP) as of February 2013. However, compliance levels for both targets are calculated using average daily balances.

To help decrease the dollarization of loans, BCRP has created expansion and substitution repurchase agreements (repos), which allow banks to increase the amount of local currency (LC) loans, and to replace foreign currency (FC) loans for Soles loans, respectively. BCRP increased the supply of these instruments during the second quarter of 2015 to maintain liquidity in LC and also improved their conditions, mainly in terms of duration. Initially, repos were short-term transactions (less than a year); now they are mid-term (between one and four years). However, in 2016 BCP has created fewer expansion and substitution repurchase agreements as compared to 2015.

Peru’s capital ratio (regulatory capital/risk-weighted assets) reached 15.01% as of December 31, 2016, which was above the 10% legal minimum that became effective in July 2011. This represented an increase of 98 basis points from the capital ratio reported at the end of December 2015 (14.17%). In 2015, the ratio increased 4 basis points from the ratio of 14.13% as of December 31, 2014.

Peru’s loan portfolio quality indicators deteriorated in 2016. As of December 31, 2016, internal overdue ratio reached 2.80%, 26 basis points more than the ratio reported as of December 31, 2015 (2.54%). At the end of 2015, the ratio increased 7 basis points compared to December 31, 2014 (2.47%). Also, the internal overdue, refinanced and re-structured loans over total loans ratio was 4.03% as of December 31, 2016, 43 basis points higher than the figure reported at year end 2015, 3.6% (3.5% in 2014). Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 160.60% as of December 31, 2016 (compared to 166.6% as of December 31, 2015 and 165.0% as of December 31, 2014).

Finally, the liquidity of the banking system remained at high and comfortable levels. The local currency liquidity ratio and foreign currency liquidity ratio closed 2016 at 27.4% and 43.9%, respectively (26.5% and 46.6% in 2015; and 24.4% and 54.7% in 2014, respectively). These ratio levels were well above the minimums required by SBS regulations (8% in local currency and 20% in foreign currency).

(ii) Other financial institutions

BCP faced strong competition from credit providers, primarily with respect to consumer loans and SME-Pyme loans.

SME-Pyme loan providers lent S/12.9 billion in 2016, compared to the S/11.4 billion in 2015 and S/17.2 billion in 2014. In 2016, overall SME-Pyme loans to customers of other financial institutions represented 19.0% of the total in the financial system (compared to 17.3% in 2015 and 55.0% in 2014).

Consumer loan providers lent S/8.9 billion in 2016, compared to the S/7.6 billion and S/6.9 billion in 2015 and 2014, respectively. In 2016, overall loans to consumers of other financial institutions represented 17.5% of total loans in the financial system (compared to 16.3% in 2015 and 17.1% in 2014).

6.2   Capital markets

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

In addition, Peruvian companies have gained access to new sources of capital through local and international capital markets. In recent years, AFPs’ funds under management and mutual funds have increased at rates over those experienced by the banking system. The private pension fund system in Peru reached S/136.4 billion as of December 31, 2016 (representing 9.9% year-over-year increase) from S/124.1 billion in 2015 and S/114.5 billion in 2014. Total mutual funds reached S/25.3 billion as of year-end 2016, S/21.1 billion as of year-end 2015, and S/18.7 billion as of year-end 2014.

6.3   Investment banking

In 2016, Credicorp Capital consolidated its structure around its business units. Currently Credicorp Capital is organized around three main business units: Asset Management, Sales & Trading and Corporate Finance. In addition, we have organized a regional business support team, structured an integrated regional sales force and have a centrally managed Treasury.

In the Asset Management business, Credicorp Capital continued its development of alternative funds, strengthening its position in the following funds: Fondo Infraestructura in Colombia, Fondo Inmobiliario in Peru, and Fondo de Inversión Credicorp Capital Renta Residencial I in Chile. As of December 31, 2016, Credicorp Capital Peru maintains its leadership in Mutual Funds with a market share of 42.2% of total market AuM and has been working to increase participation of institutional clients from the region.

In the Sales & Trading business, our broker in Peru reaffirmed its leadership, with 38.8% and 16.9% market share in equities and fixed income, respectively. Likewise, our brokerage firm in Colombia reached first place in fixed income and equities and in Chile, our broker remained in first place in fixed income market share, and reached second place in equities.

In the Corporate Finance business, our position was consolidated through the structuring of significant financing operations. Some of the main highlights are the business of Lending and Capital Markets in Peru, Capital Markets and M&A in Chile, while Credicorp Capital Colombia continues to build its practice among infrastructure projects.

6.4   Insurance

The Peruvian insurance market is highly concentrated. As of December 31, 2016, four companies commanded 84.1% of the market share by premiums, and the leading two had a combined market share of 60.6%. Together, Pacifico Seguros Generales, Pacifico Vida and Pacifico EPS constituted the second largest insurance company in Peru with a 27.4% market share. Peruvian insurance companies compete principally on the basis of price, as well as on the basis of brand recognition, customer service and product features. Grupo Pacifico’s insurance businesses believe that their competitive pricing, strong and positive image, and quality of customer service are significant aspects of their overall competitiveness. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, Grupo Pacifico believes that in the long-term foreign competition will increase the quality and strength of the industry. Grupo Pacifico believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

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

(7)   Peruvian government and economy

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

7.1   Peruvian government

During the past several decades, Peru has had a history of political instability that has included several military coups and multiple government changes. On many occasions, government changes have taken place in order to alter the nation’s economy, financial system, agricultural sector, etc. See “Item 3. Key Information - 3.D Risk Factors”. In 1987, President Alan Garcia attempted to nationalize the banking system, including BCP. At that time, the majority shareholders of BCP sold a controlling interest in BCP to its employees, which prevented the government from assuming control of BCP.

Starting in 1990, President Alberto Fujimori implemented a series of market-oriented reforms; since that time, they have for the most part remained in place. See “Item 3. Key Information — 3.D Risk Factors”. After President Fujimori resigned in November 2000 following a series of corruption scandals, a transitory government was arranged and elections were called in April 2001. Alejandro Toledo won elections and took office that year, maintaining most of the economic policies of the prior decade. In 2006, former president Alan Garcia was elected again and, unlike his first term in the 1980s, maintained the same market-oriented economic policies of prior governments.

In 2011, Ollanta Humala was elected president. While his initial proposals as a candidate were designed to radically change the existing market-oriented policies and move toward a more state-run economy, his first cabinet upon taking office reflected a change in approach, especially after he chose Luis Castilla, who had worked in the previous administration as Deputy Finance Minister, to serve as Minister of Finance. President Humala also decided to ratify the Central Bank’s president, Julio Velarde, which was perceived as an attempt to gain confidence from business leaders and financial markets. Both appointments contributed to a recovery in Peru’s investment climate, which had deteriorated during the presidential campaign. Economic growth in 2011 and 2012 reached 6.5% and 6.0%, respectively, and both rates were seen as being in line with the country’s potential output. In 2013, however, the economy’s growth rate decelerated to 5.9% amid concerns about metal prices (especially gold, which fell 28.3% that year), monetary policy in the United States and Chinese growth, which also affected the performance of other emerging markets. In 2014, supply-side shocks in the mining and fishing industries led to a 2.2% contraction in the primary sector, its worst performance since 1992. This added to the pressures of a difficult international environment and as a result the economy grew 2.4%. In 2015, GDP grew 3.3%, as economic activity was boosted by primary sector growth (6.9%). The partial reversal of the supply-side shocks experienced during 2014 and the increase of production capacity in the copper industry due to the result of operations of the mines in Toromocho and Constancia, and the ramp-up of Cerro Verde’s expansion, contributed to the GDP growth in 2015.

In 2016, new presidential elections were held, with a first round on April 10, 2016. A second round between candidates Ms. Keiko Fujimori and Mr. Pedro Pablo Kuczynski was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on June 5, 2016, and Pedro Pablo Kuczynski was elected president for the 2016-2021 term with 50.12% of the vote. Kuczynski, a former Wall Street veteran and World Bank official, is expected to maintain the current economic model. This model includes: (i) maintaining the Constitution and respect for the already signed trade agreements, (ii) bolstering private investment, and (iii) decreasing the extent of the informal economy. Moreover, one of Kuczynski’s main objectives is for Peru to enter the OECD by 2021. However, Kuczynski faces a minority in Congress (17 of 130 seats) and political negotiation is a key factor in order to carry out his political agenda. To compound the difficulties that Kuczynski faces Congress granted, for a period of 90 days, legislative powers to the Executive Branch, which has enacted a total of 112 legislative decrees since October 2016, relating to (i) economic recovery and formalization, (ii) administrative simplification, (iii) water and sanitation, (iv) fight against corruption, and (v) citizen security.

7.2   Peruvian economy

The adoption of market-oriented macroeconomic policies since the early 1990s and a positive outlook for Peru’s economy among international investors has allowed Peru to grow at an average rate of 5.5% over the last decade (2007-2016). Peru’s economy even experienced a positive, albeit small, growth rate during the global financial crisis in 2009 (1.0%). In subsequent years, and as international financial conditions improved and growth resumed in most economies, Peru continued to outperform the global economy, growing 6.0% in 2012 and 5.9% in 2013. In 2014, the economy decelerated and grew 2.4% as a result of lower international prices for metals, supply-side shocks in the mining, fishing and coffee industries and a contraction of public investment at the subnational level. In 2015, the economy grew 3.3%, at a faster pace compared to 2014 due to the growth in the primary sector (6.9%). In 2016, the economy grew 3.9%, above growth rates for 2015 and 2014, mainly due to the expansion of the mining sector (21.2%) as operations from Las Bambas and Cerro Verde’s expansion reached peak capacity and copper production grew 40.1%.

Peruvian economic policy is based on three pillars: trade policy, fiscal policy and monetary policy.

Peru’s has maintained an open trade policy for more than two decades. In 2007, Peru signed a Free Trade Agreement (FTA) with the United States, which went into effect in 2009, and made permanent the special access to the U.S. market previously enjoyed under the Andean Trade Promotion and Drug Eradication Act (ATPDEA). Exports from Peru to the United States were US$6.2 billion in 2016 (16.8% of Peru’s total exports). With the available information, the FTA with United States has not been affected after the U.S. Presidential Election. In terms of bilateral trade, Peru remains as a net imported from the U.S. (2016: US$516 million net imports), and does not represent a major competitor for the U.S. industrial sector. Another trade agreement was signed with China in 2009 and went into effect in 2011. Exports from Peru to China reached US$8.5 billion in 2016 (23.0% of total exports). In addition, Peru has also signed trade agreements with the European Union, Japan, South Korea, Singapore and Thailand, among others. Within Latin America, Peru has trade agreements with Chile, Colombia and Mexico and is a founding member, along with these countries, of the Alliance of the Pacific. Furthermore, the country is part of the Trans-Pacific Partnership (TPP), a trade agreement involving twelve Pacific Rim countries. However, U.S. president outlined that United States would not ratify the agreement. Hence, the state of the TPP remains uncertain in execution.

In 2016, exports increased 7.6%,as compared to 2015, to US$36.8 billion. Imports amounted to US$35.1 billion, falling 6.1% year-over-year. As as result, the 2016 trade surplus was US$1.7 billion, the highest it has been since 2013. This improvement of the trade balance narrowed the current account’s results, which closed the year with a deficit equivalent to 2.8% of GDP from 4.9% of GDP in 2015.

Peruvian policymakers have also maintained an orthodox approach with regards to fiscal policy and government spending. The debt-to-GDP ratio has fallen from 51.1% in 1999 to 23.8% in 2016 as the government cut its spending and privatized some state-run enterprises. The fiscal position has also benefited from the accumulation of surpluses over the major part of the last decade. In 1999, Congress approved the Law of Fiscal Responsibility and Transparency, which includes the following rules: (i) the fiscal deficit cannot exceed 1% of GDP; (ii) spending corresponding to government consumption cannot grow above 4% in real terms; and (iii) in years in which general elections take place, government spending in the first seven months of the year shall not exceed 60% of the budget for such year. In 2013, these measures were further refined, following the best international practices, with the approval of the Law Strengthening Fiscal Responsibility and Transparency, which introduced a structural-guidance approach based on the evolution of structural commodity prices and potential GDP and established that the structural fiscal deficit cannot exceed 1% of GDP. While the 1999 framework helped the country to reduce its debt, the changes introduced in 2013 allow for the implementation of counter-cyclical policy (when a negative output gap of more than 2% of potential GDP exists, the spending limit can be adjusted by, at most, 0.5% of GDP, and corrective measures should be employed once the output gap falls below 2%) and delineates the responsibilities of national, regional and local governments (the latter two can only borrow for investment projects and debt cannot exceed the four-year moving average of annual revenues). In March 2016, Congress approved the bill that establishes the gradual convergence of the structural deficit for 2017 (1.5%, previously 2.5%) and 2018 (1.0%, previously 2.0%). These rules, together with low debt levels and fiscal savings of about 15% of GDP have allowed Peru to not only retain its investment grade status but also to improve its credit rating, standing at BBB+ for Standard & Poor’s as well as Fitch Ratings and A3 for Moody’s.

The new government introduced changes to the fiscal rules amid the legislative powers granted by Congress to the Executive Branch. The following changes are among the most notable: (i) the migration from a structural framework to a conventional deficit rule, with an expected trajectory of 2.5% of GDP in 2017, 2.3% in 2018, 2.0% in 2019, 1.5% in 2020 and 1.0% in 2021; (ii) the legal limit to public debt of the non-financial public sector is kept at 30% of GDP, but, exceptionally, a deviation of up to 4pp in cases of financial volatility (and if other fiscal rules are fulfilled) is allowed; (iii) a limit is established for the real growth of non-financial public spending from the General Government. The limit is the upper bound of a 20-year average GDP growth +/- 1pp (the 20-year average includes: the 15 previous years, the estimate for the current year, and forecast for the 4 years ahead); (iv) a limit to the real growth of current spending from the General Government, excluding maintenance expenditure, which is the lower bound of the range referred to in item (iii) above; and (v) simplification of fiscal rules of subnational governments. In 2016, the non-financial public sector reported a deficit equivalent to 2.6% of GDP, compared to a deficit of 2.1% of GDP in 2015, and better than the government’s fiscal deficit target of 3.0% of GDP. Fiscal revenues decreased 4.1% in real terms in 2016, the second consecutive year of contraction, due to a fall in VAT revenues (-1.6%) and an increase in tax refunds (+35.2%). Hence, fiscal revenues as a percentage of GDP stood at 18.5% in 2016, the lowest percentage in 12 years. Non-financial expenditure of the General Government fell 2.4% in real terms. While current expenditure expanded 0.3%, public investment of the General Government fell 3.6% (third consecutive year of contraction). It should be noted that the Ministry of Finance established a limit to spending for the National Governments during the last quarter of 2016. The limit aimed to lower the annualized fiscal deficit, which, by August 2016, stood at 3.4% of GDP and, by December, 2016, 3.0% of GDP. Peru ended 2016 as the only MILA country with an investment grade that holds a stable outlook from the three main Credit Rating Agencies.

In 2014, a fiscal stimulus package was announced by the previous administration in order to boost expectations and private investment. The package of measures included: (i) reducing taxes, (ii) increases in expenditure that were not contemplated in the Budget Bill, and (iii) continuity and maintenance of investments. The main tax measures included modifications to corporate income tax to encourage earnings reinvestment and investment: corporate income tax rate would be gradually reduced from 30% to 26% by 2019 (in 2015, it fell to 28%) while the dividend rate would increase from 4.1% to 9.3% in 2019 (in 2015 it increased to 6.8%). Individual income tax rates also fell in the low income segment from 15% to 8%. Additionally, steps have been taken to simplify the system for value added tax (“VAT”) withholding to free up resources in the private sector for the equivalent of 0.4% of GDP. In 2016, and amid legislative powers granted by Congress, the Executive branch established changes on tax measures. Some of the most important decrees in tax measures were: (i) the VAT will be cut from 18% to 17% from Jul-17 onwards provided that government revenues from VAT excluding tax refunds reach 7.2% of GDP by May-17; (ii) the corporate income tax was increased from 28% to 29.5%, the dividend tax was cut from 6.8% to 5% (this reverted the changes established by the previous administration in which the corporate income tax would be cut gradually and reach 26% by 2019), while additional deductions to the individual income tax were established in Health, Housing Spending, and others; and (iii) tax amnesty was implemented to achieve capital repatriation of non-declared income, with a 10% rate for income that is declared and 7% for capital that is repatriated and invested, among other measures.

The BCRP, which is officially autonomous and presides over a system of reserve banking, is responsible for monetary policy. In 2002, BCRP set an inflation target of 2.5% (+/-1%), which it later reduced to 2.0% (+/-1%) in 2007. The 2.0% target is the lowest in Latin America and reflects the Central Bank’s commitment to price stability. BCRP also has considerable foreign reserves, equivalent to approximately 32% of GDP as of year end 2016 and other mechanisms to provide liquidity to Peru’s domestic financial system. The Central Bank also sets regulations for the financial system, including pension funds, in coordination with the SBS. Finally, the currency regime in Peru does not have currency controls or barriers to capital inflows but has the Central Bank as an important player in the market, selling or buying foreign currency in order to soften volatility.

During 2016, in response to growing inflation and inflation expectations a year ahead above the upper bound of the target range (2.0% +/- 1pp.) for various months, the BCRP made two hikes to its reference rate, from 3.75% to 4.00% in January, and from 4.00% to 4.25% in February. The reference rate remained at 4.25% throughout 2016. Moreover the Central Bank increased the minimum for current account deposits in local currency subject to reserve requirements, from 0.75% at the close of 2015 to 1.00% by March 2016. Also, in December 2016, it lowered its reserve requirements in local currency (from 6.5% at the close of 2015 to 6.0% starting January 2017) and foreign currency (from 70% at the close of 2015 to 48% starting January 2017).

Inflation in 2016 was 3.2% above the BCRP’s target (2.0% +/- 1pp) for the third consecutive year. As a result, Peru recorded an inflation rate lower than that observed in other countries in the region such as Brazil (6.3%) and Colombia (5.8%). Also, at the end of 2016, the exchange rate was at S/3.357 (Sol / U.S. Dollar), which represents an annual appreciation of 1.7%. However, currency appreciation in 2016 was lower than that seen in Peru’s regional peers: Brazil (17.8%), Colombia (5.4%) and Chile (5.4%). On the other hand, Mexico (20.5%) was the only regional peer that registered a currency depreciation. The factors that drove these appreciation pressures at the regional level included: (i) a Federal Reserve System that increased its reference rate only one time in December 2016, contrary to what was initially expected in December 2015, which was 4 hikes during 2016); and (ii) a recovery in the prices of the main export commodities in 2016 (copper: +17.4%), which improved the current account deficit in the region. Also, in 2016, the Central Bank lowered its outstanding FX swaps (sales) from a maximum of S/34.4 billion in February 2016 to S/0.5 billion at the close of 2016 (in January 2017, the outstanding FX swaps (sales) were null). Moreover, in 2016 the trade balance registered a surplus of US$1.7 billion, the best result since 2013, due to a US$2.0 billion increase in copper exports, amounting to an increase of 42.3% in volume of exports, and a US$0.7 billion increase in gold exports, with the average export price of gold increasing by 7.9%.

(8)   The Peruvian financial system

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

8.1   General

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

8.2   The Peruvian central bank

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

8.3   The Superintendency of banks, insurance and pension funds (SBS)

The SBS, whose authority and activities are discussed in “—(9) Supervision and Regulation” is the regulatory authority in charge of implementing and enforcing Law No. 26702 and, more generally, supervising and regulating all financial, insurance and pension fund institutions in Peru.

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

8.4   Financial system institutions

Under Peruvian law, financial institutions are classified as banks, financing companies, other non-banking institutions, specialized companies and investment banks. BCP is classified as a bank.

8.4.1   Banks

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

8.4.2   Finance companies

Under Law No. 26702, finance companies are authorized to carry out the same operations as banks, with the exception of (i) issuing loans as overdrafts in checking accounts and (ii) participating in derivative operations. These operations can be carried out by finance companies only if they fulfill the requirements stated by the SBS.

8.4.3   Other financial institutions

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

8.4.4   Insurance companies

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

Law No. 26702 is the principal law governing insurance companies in Peru. The SBS is charged with the supervision and regulation of all insurance companies. The formation of an insurance company requires prior authorization of the SBS. The insurance industry was comprised of 21 companies as of December 31, 2016.

(9)   Supervision and regulation

9.1   Credicorp

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

9.2   BCP and Mibanco

9.2.1   Overview

BCP and Mibanco’s operations are regulated by Peruvian law. The regulations governing operations in the Peruvian financial sector are stated in Law 26702. The SBS periodically issues resolutions under Law 26702. See “Item 4. Information on the Company – 4.B Business Overview – (8) The Peruvian Financial System”. The SBS supervises and regulates entities that Law 26702 classifies as financial institutions. These entities include commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must obtain the SBS’s authorization before beginning operations.

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

9.2.2   Authority of the SBS

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

9.2.3   Management of operational risk

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

9.2.4   Capital adequacy requirements for BCP and Mibanco

Capital adequacy requirements applicable to us are set forth in the Law No. 26702 through Legislative Decree 1028. Legislative Decree 1028 was aimed at adapting Law No. 26702 to the capital guidelines and standards established by the second Basel Accord (Basel II). Capital adequacy requirements are also included in Peruvian GAAP accounting guidelines. Pursuant to the Basel II guidelines, financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks.

On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the methodologies and the implementation schedule of additional capital requirements consistent with certain aspects of Basel III, which is a comprehensive set of reform measures, developed by the SBS, to strength the regulation, supervision and risk management of the banking sector. The new capital requirements include requirements to cover concentration, interest rate and systemic risk. Additionally, pro-cyclical capital requirements were established. These additional requirements were fully implemented in July 2016.

Article 184 of Law No. 26702, as amended by Legislative Decree 1028, provides that regulatory capital may be used to cover credit risk, market risk and operational risk. Regulatory capital is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (earnings that the shareholders or our Board of Directors, as the case may be, have committed to capitalize as common stock);

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

(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk, as referred to in Article 233 of the Law.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;

(ii)	all investments in shares and subordinated debt issued by an affiliate with which the bank consolidates its financial statements, including its holding company and such subsidiaries referred to in Articles 34 and 224 of the Law;

(iii)	the amount in which an investment in shares issued by a company with which the bank does not consolidate its financial statements and which is not part of the bank’s negotiable portfolio exceeds 15% of the bank’s regulatory capital;

(iv)	the aggregate amount of all investments in shares issued by companies with which the bank does not consolidate its financial statements and which are not part of the bank’s negotiable portfolio exceeds 60% of the regulatory capital;

(v)	when applicable, the amount resulting from the formula prescribed in Article 189 of the Law.

(vi)	unrealized gains and retained earnings in Subsidiaries.

For the purposes herein, “regulatory capital” excludes the amounts referred to in (iii), (iv) and (v) of this paragraph.

Article 185 of Law No. 26702 also provides that the following limits apply when calculating regulatory capital:

(i)	the aggregate amount of supplementary capital must not exceed the aggregate amount of basic capital;

(ii)	the amount of redeemable Tier 2 subordinated instruments must be limited to 50% of the amount resulting from the sum of Tier 1 elements net of the deductions in (a), (b), and (c) in “Basic Capital” above;

(iii)	the amount of Tier 3 capital must be limited to 250% of the amount resulting from the sum of Tier 1 elements net of the deductions (a), (b), and (c) in “Basic Capital” above in the amounts assigned to cover market risk.

SBS Resolution 8548-2012, adopted in 2012, modified the regulatory capital requirements for credit risk weighted assets in SBS Resolution 14354-2009 and established a schedule for implementing the modifications.

As of December 31, 2016, BCP’s regulatory capital was 15.35% of its unconsolidated risk-weighted assets. As of December 31, 2015 and December 31, 2014, BCP’s regulatory capital was 14.34% and 14.45% of its unconsolidated risk-weighted assets, respectively.

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

As of December 31, 2016, BCP’s Common Equity Tier 1 Ratio was 11.08% of its unconsolidated risk-weighted assets, well above the 9.45% limit that BCP set for itself. This limit will increase to 10.0% in January 2018. BCP’s Basel III Common Equity Tier 1 Ratio is estimated based on BCP’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru.

Capital management

On February 24, 2016, SBS issued Resolution 975 -2016 - “Subordinated Debt Regulation”, which aims to improve the quality of the total regulatory capital and align Peruvian regulation towards Basel III, by modifying:

•	The characteristics that subordinated debt must meet to be considered in the calculation of total regulatory capital: and

•	The calculation of risk-weighted assets

The new regulation considers that subordinated debt issued prior to the new regulation and that does not meet the new requirements, may be recognized as total regulatory capital, according to the following:

•	Tier 1 subordinated debt: as of January 2017, and for ten (10) years that follow, Tier 1 subordinate debt is subject to a 10% discount. However, the amount not computable as Tier 1 regulatory capital may be computed as a Tier 2 instrument, if it has a residual maturity equal to or greater than fifteen (15) years.

As of December 2016, BCP’s Tier 1 subordinated debt (issued in 2009) totals S/. 839 million as of December 2016, and matures in 2069. Thus, as of January 2017, the amount to be discounted from Tier 1 regulatory capital is now eligible in Tier 2 regulatory capital.

•	Tier 2 subordinated debt: during the five (5) years prior to maturity, the principal balance will be discounted by 20%. In the year prior to its maturity the tier 2 subordinated debt will not be considered in the calculation of Tier 2. This treatment is similar to that stipulated in the current regulation. As a result, there will be no impact in Tier 2 subordinated debt computed in December 2016.

In addition, the SBS Resolution also includes changes to the calculation of risk-weighted assets (RWAs) of the following accounting items:

•	Intangible (excluding Goodwill);

•	Deferred Tax Assets (DTAs) that are originated by operating losses. Deferred Tax Assets are to be net of Deferred Income Tax Liabilities (DTLs); and

•	Deferred Tax Assets (DTAs) that are associated with temporary differences and that exceed the threshold of 10% of the “adjusted total capital”. Deferred Tax Assets are to be net of Deferred Tax Liabilities (DTLs).

These assets will experience a gradual increase in their risk weights (until they reach a maximum of 1000% in 2026) to replicate the deductions established by Basel III. It is important to highlight that these increases in risk weights are not associated with a higher level of risk in these assets. These RWAs will be used exclusively for calculating the BIS ratio. As of December 2016, the BIS ratio was 15.35% and it would be 14.49% if we apply fully the risk weights.

Furthermore, the new regulation requires the calculation of a new solvency ratio: Adjusted total capital on adjusted total risk weight assets. This methodology is similar to that which is used to calculate the Core Tier 1 ("CET1") ratio under Basel III. As a result, the accounting items mentioned above are deducted from the numerator of the new solvency ratio, and the calculation of RWAs (the denominator) does not consider these deductions. As of December 2016, the CET1 ratio was 11.08%. This ratio will not change because it is already using the adjusted total risk weight for their calculation.

Finally, for transparency purposes and to demonstrate the calculation of the CET1 ratio, Credicorp will periodically publish the Adjusted Total RWAs.

Regulatory capital and capital adequacy ratios

The following tables show information for BCP and Mibanco as of December 31, 2014, 2015 and 2016:

BCP - Regulatory Capital and Capital Adequacy Ratios
Soles in thousands	2014	2015	2016
Capital stock	4,722,752	5,854,051	7,066,346
Legal and other capital reserves	2,761,777	3,157,906	3,582,218
Accumulated earnings with capitalization agreement	1,000,000	600,000	-
Loan loss reserves (1)	1,007,150	1,146,571	1,181,200
Perpetual subordinated debt	746,500	852,750	839,000
Subordinated debt	4,146,707	4,588,342	4,520,406
Unrealized profit (loss)	-	-	-
Investment in subsidiaries and others	(2,186,066)	(1,922,061)	(1,513,593)
Unrealized profit and net income in subsidiaries	627,029	334,132	305,624
Goodwill	(122,083)	(122,083)	(122,083)
Total Regulatory Capital	12,703,767	14,489,607	15,859,119
Tier 1 (2)	8,642,942	9,715,725	10,761,497
Tier 2 (3) + Tier 3 (4)	4,060,825	4,773,882	5,097,621
Total risk-weighted assets	87,938,922	101,068,773	103,350,373
Market risk-weighted assets (5)	1,189,463	2,047,887	745,539
Credit risk-weighted assets	80,572,032	91,725,676	94,495,998
Operational risk-weighted assets	6,177,426	7,295,209	8,108,836
Capital ratios
Tier 1 ratio (6)	9.83%	9.61%	10.41%
Common Equity Tier 1 ratio (7)	8.01%	9.34%	11.08%
BIS ratio (8)	14.45%	14.34%	15.35%
Risk-weighted assets / Regulatory Capital (9)	6.92	6.98	6.52

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

Mibanco - Regulatory Capital and Capital Adequacy Ratios
Soles in thousands	2014	2015	2016
Total Regulatory capital	690,594	1,315,456	1,461,473
Tier 1 (1)	523,454	992,812	1,054,084
Tier 2 (2)	167,140	321,644	407,388
Total risk-weighted assets	4,414,261	8,582,380	9,403,959
Market risk-weighted assets (3)	4,062,527	8,157,047	8,895,164
Credit risk-weighted assets	57,685	82,024	98,437
Operational risk-weighted assets	294,049	343,309	410,358
Capital ratios
Tier 1 ratio (4)	11.86%	11.57%	11.21%
Common Equity Tier 1 ratio (5)	11.72%	12.08%	14.46%
BIS ratio (6)	15.64%	15.32%	15.54%
Risk-weighted assets/Regulatory Capital(7)	6.39	6.53	6.43

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

9.2.5   Legal reserve requirements

In accordance with Peruvian regulation -article 67 of Law No. 26702- a reserve of up to at least 35% of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10% of their net income. In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net income. As of December 31, 2016, 2015 and 2014, these reserves amounted to approximately S/3,987.5 million, S/2,996.7 million and S/2,731.7 million, respectively.

9.2.6   Provisions for loan losses

Credicorp’s allowance model is an IFRS compliant loss estimation model that comprises a number of methodologies which estimate losses for Wholesale Banking and Retail Banking in line with IAS39. Depending on the portfolio analyzed, each methodology takes into consideration collateral recovery projections, outstanding debt, and qualitative aspects that reinforce the estimate. Some examples of qualitative aspects are the complexity of the recovery processes, sector trends, and officers’ judgment of the estimated recovery values.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios are generated by modifying some assumptions, such as collateral recovery values and adverse effects due to changes in the political and economic environments. The process to select the best estimate within the range is based on management’s best judgment, complemented by historical loss experience. See “Item 4. Information on the Company - 4.B Business Overview - (10) Selected Statistical Information - 10.3 Loan Portfolio - 10.3.12 Allocation of Loan Loss Reserves”.

9.2.7   The Peruvian central bank reserve requirements

The reference interest rate is periodically revised by the Peruvian Central Bank in accordance with its monetary policy objectives. Once a month the board of directors of the Peruvian Central Bank approves and announces the monetary program through a press release. The following chart summarizes the reference interest rate changes in 2013, 2014, 2015 and 2016:

Changes in BCRP's reference interest rate
Month	Rate
November 2013	4.00%
July 2014	3.75%
September 2014	3.50%
January 2015	3.25%
September 2015	3.50%
December 2015	3.75%
January 2016	4.00%
February 2016	4.25%

The tightening of the Peruvian Central Bank’s monetary policy seeks to anchor inflation expectations within the target range (2% +/- 1pp.) in a context where inflation closed 2015 at 4.40%. Thereafter, the Central Bank’s monetary policy rate has remained at 4.25% amid the expectation that inflation would lower towards the target range. Inflation slowed down from a peak of 4.61% in January 2016 to 2.94% in August 2016, within the target range. Even though inflation accelerated towards the end of 2016 (it closed 2016 at 3.2%), the Central Bank expects inflation to converge towards the target range during the monetary policy horizon, and remains data dependent before adjusting its monetary policy rate.

Under Law No. 26702, banks and financial institutions are required to maintain legal reserve requirements for certain obligations. The Peruvian Central Bank requires financial institutions to maintain marginal reserve requirements for foreign currency obligations and sets the exact level and method of calculation of such requirement. The reserve requirements in Peru apply to obligations such as demand and time deposits, savings accounts, securities, certain bonds and funds administered by banks. Additionally, the Peruvian Central Bank requires reserves on amounts due to foreign banks and other foreign financial institutions. Furthermore, as of January 2011, obligations of foreign subsidiaries and affiliates are also subject to the reserve requirement.

For 2015, the Peruvian Central Bank set the minimum level of reserves for banks at 6.5% for local currency and 9.0% for foreign currency. However, the Peruvian Central Bank also establishes a marginal reserve requirement of 70.0% in foreign currency for funds that exceed a certain level set by the Central Bank. By December 2016, the commercial banks average reserve requirement ratio for foreign currency was 33.9%. Foreign currency cannot be used to comply with reserve requirements for liabilities in domestic currency, and vice versa. The Peruvian Central Bank oversees compliance with the reserve requirements.

In December 2016, the Peruvian Central Bank lowered the local currency reserve requirement rate (from 6.5% at the close of 2015 to 6.0% starting in January, 2017) and lowered the foreign currency marginal reserve requirement rate (from 70% at the close of 2015 to 48% starting in January, 2017). According to the Peruvian Central Bank, this reduction in rates aims to maintain flexible credit conditions in light of decreasing demands for loans and increasing external rates.

In addition to overall changes in reserve requirements, the Central Bank increased the minimum for current account deposits in local currency subject to reserve requirements, from 0.75% at the close of 2015 to 1.00% by March 2016.

In order to offset the excessive pressure of the derivatives market on the domestic currency, the Central Bank adjusted additional reserve requirements in Soles according to the level of bank’s forwards contracts involving foreign currencies. Moreover, the Central Bank established a program aimed at contributing to the de-dollarization of credit to reduce the risks to economic agents associated with borrowing in foreign currency in light of the depreciation observed in 2014 (6.8%) and 2015 (14.6%). Thus, additional reserve requirements of 30% were established for loans in foreign currency to increase their cost. Particularly, the program seeks that banks reduce their balances of loans in Dollars: (i) the balance of a bank’s total loans (excluding loans for foreign trade operations) at December 2016 was required to be equal to 80% of the balance recorded in September 2013 (90% of the same balance at December 2015) and (ii) the balance of a bank’s car and mortgage loans at December 2016 was required to be equal to 70% of the balance in February 2013 (85% of the same balance at December 2015). Thereafter, the reduction for car and mortgage loans will increase by 10% at the end of each year. As a result of these measures, the ratio of dollarization of credit has declined from 30.5% at the end of December 2015 to 29.2% at the end of December 2016 (38.3% at the end of December 2014). Additionally, in order to reduce the pressures on the Dollar, at the end of August 2015, the Central Bank established a new instrument called special Repo, which consists of the simultaneous sale of a resettable certificate of deposit (CDR) by the Central Bank and a securities Repo operation in which financial institutions use the CDR as collateral to lend Soles to the BCRP. Consequently, the instrument does not provide additional liquidity to financial institutions. As a result of this operation, private banking receives domestic currency generating a liability and maintains an asset equivalent to the CDR that is left as collateral at the Central Bank.

In 2016, amid the measures adopted by the Peruvian Central Bank, loans to the private sector expanded 5.6%, a decline from 2015 (8.0%) and 2014 (9.6%). By denomination, loans in local currency grew 7.0% and loans in foreign currency expanded 2.3% in 2016.

9.2.8   Lending activities

Law No. 26702 sets the maximum amount of credit that a financial institution may extend to a single borrower, which can be an individual or an economic group. An “economic group” is one that has a single or common risk exposure and includes a person, such person’s close relatives and the companies in which such person or his or her close relatives have significant share ownership or decision-making capability. Significant decision-making capability is deemed to be present when, among other factors, a person or group can exercise material and continuous influence over the decisions of a company, when a person or company holds seats on the board of directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficiary of credit facilities granted to another company.

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The credit limit to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law No. 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2016, 2015 and 2014, the 10.0% unconsolidated credit limit per borrower of BCP for unsecured loans was S/1,585.9 million, S/1,449.0 million and S/1,270.4 million, respectively. As of December 31, 2016, 2015 and 2014 the 30.0% credit limit for secured loans was S/4,757.7 million, S/4,346.9 million and S/3,811.1 million, respectively.

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

9.2.9   Related party transactions

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

9.2.  10 Ownership restrictions

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

9.2.11   Risk rating

Law No. 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2016, BCP and Mibanco were assigned the “A+” and “A” risk category, respectively, by its two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International. As of December 2016, BCP and Mibanco maintained the risk category of “A+” and “A”, respectively.

9.2.12   Deposit insurance fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depósitos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP and Mibanco are currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/97,644 as of December 31, 2016.

9.2.13   Intervention by the SBS

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

9.2.14   Regulation from the United States Federal Reserve and from the State of Florida Department of Banking and Finance

Banco de Crédito del Peru Miami Agency (“BCP Miami Agency”) is licensed to operate as an International Agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The Office of Financial Regulation of the State of Florida shares regulatory responsibility with the Federal Reserve Bank of Atlanta.

9.2.15   Regulation from the Superintendency of Banks in Panama

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

9.3   Atlantic Security Bank (ASB)

9.3.1   General

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

There are no ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices. As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33-to-1 (approximately 12%). There is a statutory minimum net worth requirement of US$500,000 (approximately S/1,678,000), but the Authority generally requires a bank or trust company to maintain a higher paid-in capital appropriate to its business. The Authority requires compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Compliance with the Cayman Banking Law is monitored by the Authority.

9.3.2   Continuing requirements

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

9.4   BCP Bolivia

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

In December 2015, the additional income tax was elevated to 22%, applied to all financial institutions with a ratio of earnings before taxes to equity in excess of 6%. In February 2017, the government stated its intention to rise the additional income tax to 25%, as of the date of this report there is no official regulation on the proposed increase.

In 2013, Presidential Decree 1842 set interest rate caps for social housing loans ranging from 5.5% to 6.5% and established loan quotas pursuant to which, by December 31, 2018, at least 60% of the loan portfolio of all universal banks needs to be comprised of loans to productive sectors and social housing loans.

In 2014, the Bolivian government through Presidential Decree 2137 established the creation of a guarantee fund for new mortgages without down payment. This fund, which is aimed at providing guarantees of up to 20% of the amount financed, was established in 2015 through an additional obligatory 6% tax on 2014 net income.

In November 2015, Presidential Decree 2614 established the creation of a new guarantee fund aimed at guaranteeing loans to productive sectors. The fund was established in 2016 through an additional obligatory 6% tax on 2015 net income. In December 2016, Presidential Decree 3036 established an additional obligatory 6% tax on 2016 net income, half of which will be destined to replenish the guarantee fund for social housing established in 2015, while the other half will be destined for a new fund whose objective is to fund seed capital.

9.5   Credicorp Capital

9.5.1   Credicorp Capital Securities, Inc. (CCSI)

Credicorp Capital Securities, Inc. (“CCSI”) (CRD No. 122199) is a registered broker-dealer with FINRA and with the SEC. CCSI is owned by Credicorp Capital Limited which is wholly owned by Credicorp. Headquartered in Coral Gables, Florida, CCSI provides brokerage services through a clearing agreement with Pershing, LLC. There are currently three principals at CCSI all of whom are Series 7 and Series 24 licensed (our General Securities Principal). At the trading desk, employees are all Series 7 and Series 63 licensed (Registered Representative). We also have one Series 27 licensed (our Financial and Operations Principal).

9.5.2   Credicorp Capital Peru, S.A.A.

Credicorp Capital Peru falls under the supervision of the SMV, a specialized technical body attached to the Ministry of Economics and Finance, aimed to ensure the protection of investors, efficiency and transparency of the markets, as well as the diffusion of the information required for such purposes. It enjoys functional, administrative, economic, technical and budgetary autonomy. The Securities Market Law as amended, approved by Legislative Decree Nº 861, governs the public offering and trading of securities listed on the SMV and the Lima Stock Exchange. The latter institution, as the only stock exchange in Peru, also provides internal regulations which form part of the regulations and administrative rulings that govern the offering and trading of securities.

9.5.3   Credicorp Capital Colombia S.A.

Credicorp Capital Colombia falls under the supervision of the Superintendencia Financiera de Colombia, an entity whose main function is to oversee the financial and insurance sectors. Although it has an important role in monitoring and surveillance, it also has certain regulatory powers that permit it to issue laws and decrees. Additionally, the AMV supervises and regulates the conduct of securities intermediaries, as well as the certification of those who carry out such activities. AMV is a private entity, and is the product of a self-regulatory scheme established after the termination of Law 964 of 2005. Credicorp Capital Colombia has a Panama subsidiary, Correval Panama S.A., which is regulated and supervised by the Superintendencia del Mercado de Valores de Panama S.A.

9.5.4   Inversiones IMT S.A.

Inversiones IMT is the holding company for several companies in Chile. Two such companies operate under the legal framework that comes from Law 18,046, which states that all companies involved in the stock market are supervised directly by the Superintendencia de Valores y Seguros (SVS). The SVS ensures that persons or supervised institutions, from formation until liquidation, comply with laws, regulations, statutes and other provisions governing the functioning of these markets. The SVS also authorizes companies to manage mutual funds (Mutual Fund Administrators and General Fund Management or AFM and AGF, respectively, by its Spanish initials) and oversees such companies and their respective funds to ensure compliance with laws and regulations by monitoring their legal, financial and accounting information.

In Chile, there are laws, regulations and rules that govern the various sectors of the stock market. One such law is the Securities Market Law, which governs the functioning of the Chilean market and the laws relating to corporations, management of third-party funds (investment funds, mutual funds, pension funds and others) and the deposit and custody of securities.

9.6   Grupo Pacifico

9.6.1   Overview

Grupo Pacifico’s operations are regulated by Law No. 26702 and the SBS. Peruvian insurance companies must submit regular reports to the SBS concerning their operations. In addition, the SBS conducts on-site reviews on an annual basis, primarily to evaluate a company’s compliance with solvency margin, reserve and investment requirements and rules governing the recognition of premium income. If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements, or is unable to pay claims as they become due, it may either liquidate the company or permit it to merge with another insurance company.

On May 27, 2013, a new Peruvian insurance law, Insurance Act No. 29946, became effective. The act governs all insurance contracts, except for those that are expressly governed by other regulations. It substantially changes how insurance policies are offered by insurance companies, regulates the information provided by the insured, and includes changes to termination and arbitration clauses included in insurance contracts. The Insurance Act No. 29946 also provides a list of terms and conditions that cannot be included in any insurance contract and ensures that any changes in the contract can only be made if 45 days’ notice is given to the policyholder prior to renewal of the policy. Other measures include restrictions on the duration and renewal of contracts, consumer protection rules, and regulations governing how to address non-payment of premium installments required under insurance contracts.

In September 2013, the SBS initiated reforms to the SPP, by establishing a tender process for the exclusive right to manage the SPP’s collective insurance policy for D&S and burial expenses. Tender offers for the collective insurance contract were submitted on September 13, 2013 and the winning bidder obtained the right to manage the SPP’s collective insurance policies from October 1, 2013 until December 31, 2014. The bid submitted by our subsidiary Pacifico Vida was not selected, and as a result Pacifico Vida has not issued insurance policies in the SPP for D&S and burial expenses since October 2013. However in December 2014, Pacifico Vida won the tender process and was able to issue policies for D&S and burial expenses in the SPP system, from January 2015 to December 2016. Finally, Pacifico Vida won the third tender process, which allows the company to continue in the disability and survivorship business for the next two years (2017-2018).

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

9.6.2   Establishment of insurance company

Insurance companies must be authorized by the SBS to commence operations. Peruvian law establishes certain minimum capital requirements for insurance and reinsurance companies, which must be satisfied by cash investments in the company. The statutory amounts are expressed in constant value.

9.6.3   Solvency requirements

Pursuant to Law No. 26702, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin calculations take into account the amount of premiums written and losses incurred during a specified period prior to the date of the calculation.

Insurance companies must also maintain solvency equity, which must be the greater of (i) the solvency margin and (ii) the minimum capital requirement, as established by law. The required amount of solvency equity is recalculated at least quarterly. If an insurance company has outstanding credit risk operations, part of the solvency equity must be set aside for its coverage.

9.6.4   Legal reserve requirements

Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policyholders by setting aside 10% of income before taxes until the reserve reaches at least 35% of paid-in capital.

9.6.5   Reserve requirements

Pursuant to Law No. 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. Law No. 26702 also requires insurance companies to create a reserve for IBNR claims that are reflected as a liability, net of recoveries and reinsurance, in our Consolidated Financial Statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to our Consolidated Financial Statements. Finally, Grupo Pacifico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See Item 4. Information on the Company — (5) Review of 2016 - 5.2 Financial Performance - 5.2.4 Grupo Pacifico”.

According to a new regulation associated with the Actuarial Management, Resolution SBS N° 3863-2016, the Actuarial function must i) ensure the use of real and adequate parameters in both pricing and technical reserves calculation and ii) guarantee the consistency of the results obtained. Likewise, based on the sufficiency evaluation analysis, Actuarial management must propose changes in the methodologies applied in the calculation of technical or additional reserves.

9.6.6   Investment requirements

Pursuant to Law No. 26702 and regulation issued by the SBS (Resolution SBS N° 1041-2016), the total amount of an insurance company’s solvency equity and technical reserves must be permanently supported by diversified assets, which may not be pledged or otherwise encumbered. The investment regulations further state that deposits in and bonds of one financial institution together cannot exceed 7% of the total of an insurer’s solvency equity and technical reserves combined. In general, no more than 15% of an insurance company’s combined solvency equity and technical reserves may be invested in instruments (including stocks and bonds) issued by a company or group of companies. In order for an insurance company to invest in non-Peruvian securities, the securities must be rated by an internationally recognized credit rating company and the asset class must be authorized by Peruvian SBS regulations. Securities owned by insurance companies must be registered in the Public Registry of Securities of Peru or the comparable registry of their respective country.

Additionally, according to the resolution SBS N° 1041-2016, the current account balance (cash) in one financial institution cannot exceed 5% of the total of an insurer’s solvency equity and technical reserves combined.

9.6.7   Related party transactions

Law No. 26702 generally provides that insurance companies may not extend credit to or guarantee the obligations of employees or members of the board of directors, except for certain home mortgage loans to employees.

9.6.8   Ownership restrictions

Law No. 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “Item 4. Information on the Company - 4.B Business overview - (9) Supervision and Regulation - 9.2 BCP and Mibanco - 9.2.1 Overview”.

9.7   Prima AFP

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

Under Peruvian legislation, AFPs can only have one type of business activity; they can only offer services linked to the administration of pension funds under the category of individual capital accounts. Also, AFPs must pay benefits provided by Peruvian law and administer retirement, disability, death benefit and funeral expense risks. AFPs must submit audited financial information, in accordance with SBS regulations. There are certain limitations on the ownership and transfer of AFP shares.

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

•   The total amount invested in instruments issued by the government, financial institutions, and non-financial institutions whose commercial activities are mostly abroad, cannot exceed 42% of the fund value. For this specific limit, the SBS sets the maximum and the Peruvian Central Bank administers the effective level (operating limit). As of December 31, 2014, the operating limit was situated at 41.5% and it was intended to be increased 50 basis points every month until it reached the 42% level in January 2015. During 2016 this limit continued at 42%.

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

Reform to Pension Fund System in 2012

Even though private pension fund managers have always been closely regulated by the SBS, in 2012, the Peruvian government adopted the Law to Reform the Private Pension System (SPP by its Spanish initials).

The relevant changes that are contemplated in the Law to Reform the SPP are as follows:

•   A tender for affiliates, which allows funds to bid for new affiliates, will be held every 24 months; bid awards will be made to the AFP that offers the lowest administration fees. As a result, new affiliates to the SPP will be required to affiliate with the AFP that obtains the bid award and must remain with this fund manager for 24 months.

N°	Tender Process Date	Period	Winner
1st	September 2012	September 2012 - May 2013	Prima AFP
2nd	December 2012	June 2013 - May 2015	AFP Habitat
3rd	December 2014	June 2015 - May 2017	AFP Habitat
4th	December 2016	June 2017 - May 2019	Prima AFP

•   In the tender, new affiliates are able to obtain insurance for survivors, disability and burial costs in a single package from all funds in the SPP via a collective policy. Insurance rights are awarded to the insurance company that presents the best economic proposal.

•   With respect to new affiliates, the funds in the SPP charge affiliates using a mixed commission system. This commission is calculated based on monthly remuneration plus a commission based on new contributions to the fund and the fund’s returns. Affiliates that were already in the system can choose to pay fees based on this new system or based on the prior commission system established by SBS.

•   A Zero Fund or a Capital Protection Fund was created and began operation in April 2016; this fund offers affiliates stable growth and very low volatility. Its objective is to ensure that affiliates over the age of 65 (retirement age) are in a fund that is able to maintain a relatively stable value.

Changes to Pension Fund System in 2014

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

Changes to Pension Fund System in 2015

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

Changes to Pension Fund System in 2016

In December 2015, the Peruvian Congress passed a draft law that modifies some aspects of the current framework of the pension fund system. This law was observed by the President in January 2016.

On April 14, 2016 the Congress approved the law N° 30425 (further modified by law N° 30478) and it came into effect on April 21, 2016. Among the most material changes, the law allows affiliates to, among other things: (i) withdraw up to 95.5% of their pension funds when they reach the age of 65 (retirement age); (ii) use up to 25% of their pension funds as the initial payment or amortization of a mortgage loan used to buy their first property (any affiliate), and (iii) withdraw up to 50% of their pension funds in the case of affiliates with terminal illness. The new law also extends the Special Regime of Early Retirement (REJA by its Spanish initials) until December 31, 2018 for affiliates who have been unemployed for at least 12 months, and applies to men and women, who are at least 55 and 50 years old respectively, and pensioners who chose to enter into the retirement program. During 2016, the withdrawal of funds in Prima AFP was approximately S/ 2,237 million.

(10)   Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results” and the Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2012 through 2016 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2012, 2013, 2014, 2015 and 2016 and our results of operations for such years.

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

	Income Statement (1)	Balance Sheet (2)
Exchange rate	Sol / U.S. Dollar
December 2013	2.7126855	2.795
December 2012	2.6365422	2.550

(1) Weighted average exchange rate for each year.

(2) Month-end or period-end exchange rate defined by the SBS.

10.1   Average balance sheets and income from interest-earning assets

The tables below set forth selected statistical information based on our average balance sheets prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily U.S. Dollars) rather than by the domestic or international nature of the balance. In addition for the year 2014, except where noted, the average balances are computed as the average of period-beginning and period-ending balances on a quarterly basis. For the years 2016 and 2015 the average balance are computed as the average of period-beginning and period-ending balances on a monthly basis. Any of these quarter-end balances that were denominated in U.S. Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management does not believe that the stated averages present trends materially different from those that would be presented by daily averages.

Average Balance Sheets

Assets, interest earned and average interest rates

	Year ended December 31,
	2014			2015			2016
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	(Soles in thousands, except percentages)
ASSETS:
Interest-earning assets:
Deposits in BCRP
Soles	1,645,794	10,690	0.65%	406,902	7,094	1.74%	182,411	8,694	4.77%
Foreign Currency	13,173,216	4,730	0.04	11,990,709	7,992	0.07	11,460,028	13,964	0.12
Total	14,819,010	15,420	0.10	12,397,611	15,086	0.12	11,642,439	22,658	0.19
Deposits in other banks
Soles	430,106	24,765	5.76	304,888	7,955	2.61	91,219	9,256	10.15
Foreign Currency	5,724,966	12,058	0.21	12,064,395	9,777	0.08	15,060,698	16,712	0.11
Total	6,155,072	36,823	0.60	12,369,283	17,732	0.14	15,151,917	25,968	0.17
Investment securities
Soles	9,050,225	267,716	2.96	4,957,937	541,793	10.93	5,518,942	702,910	12.74
Foreign Currency	8,539,506	493,431	5.78	17,634,922	380,110	2.16	21,464,267	402,128	1.87
Total	17,589,731	761,147	4.33	22,592,859	921,903	4.08	26,983,209	1,105,038	4.10
Total loans (1)
Soles	36,120,184	5,387,811	14.92	48,397,991	6,365,714	13.15	56,027,984	7,128,293	12.72
Foreign Currency	35,815,461	2,279,674	6.37	36,987,509	2,340,658	6.33	36,942,460	2,351,574	6.37
Total	71,935,645	7,667,485	10.66	85,385,500	8,706,372	10.20	92,970,444	9,479,867	10.20
Total dividend-earning assets
Soles	905,467	974	0.11	756,082	46,937	6.21	739,555	43,798	5.92
Foreign Currency	998,855	59,172	5.92	982,337	8,657	0.88	744,223	8,033	1.08
Total	1,904,322	60,146	3.16	1,738,419	55,594	3.20	1,483,778	51,831	3.49
Total interest-earning assets
Soles	48,151,775	5,691,956	11.82	54,823,800	6,969,493	12.71	62,560,111	7,892,951	12.62
Foreign Currency	64,252,005	2,849,065	4.43	79,659,872	2,747,194	3.45	85,671,676	2,792,411	3.26
Total	112,403,780	8,541,021	7.60	134,483,672	9,716,687	7.23	148,231,787	10,685,362	7.21
Noninterest-earning assets:
Cash and due from banks
Soles	2,539,133			2,328,120			2,127,988
Foreign Currency	984,684			1,452,454			1,658,451
Total	3,523,817			3,780,574			3,786,439
Allowance for direct loan losses
Soles	(1,723,438)			(2,475,759)			(2,764,531)
Foreign Currency	(901,813)			(1,146,549)			(1,285,636)
Total	(2,625,251)			(3,622,308)			(4,050,167)
Premises and equipment
Soles	1,959,998			1,132,370			975,150
Foreign Currency	81,398			565,600			625,937
Total	2,041,396			1,697,970			1,601,087
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Soles	5,358,489	(57,891)		882,467	133,249		4,508,824	119,930
Foreign Currency	3,770,343	117,736		8,868,464	142,091		5,096,607	12,263
Total	9,128,832	59,845		9,750,931	275,340		9,605,431	132,193
Total non-interest-earning assets
Soles	8,134,182	(57,891)		1,867,198	133,249		4,847,431	119,930
Foreign Currency	3,934,613	117,736		9,739,969	142,091		6,095,359	12,263
Total	12,068,795	59,845		11,607,167	275,340		10,942,790	132,193
Total average assets
Soles	56,285,957	5,634,065	10.01	56,690,998	7,102,742	12.53	67,407,542	8,012,881	11.89
Foreign Currency	68,186,618	2,966,801	4.35	89,399,841	2,889,285	3.23	91,767,035	2,804,674	3.06
Total	124,472,575	8,600,866	6.91	146,090,839	9,992,027	6.84	159,174,577	10,817,555	6.80

(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

Average Balance Sheets

Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2014			2015			2016
	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate
	(Soles in thousand, except percentages)
LIABILITIES
Interest-bearing liabilities:
Savings deposits
Soles (1)	14,962,519	83,141	0.56	11,426,660	66,243	0.58	12,283,090	70,108	0.57
Foreign Currency (1)	12,116,310	30,151	0.25	11,186,924	34,361	0.31	13,382,283	41,090	0.31
Total	27,078,829	113,292	0.42	22,613,584	100,604	0.44	25,665,373	111,198	0.43
Time deposits
Soles (1)	10,045,326	543,596	5.41	14,089,138	546,073	3.88	15,910,352	718,632	4.52
Foreign Currency (1)	11,917,359	217,459	1.82	17,818,973	269,525	1.51	18,383,326	283,663	1.54
Total	21,962,685	761,055	3.47	31,908,111	815,598	2.56	34,293,678	1,002,295	2.92
Due to banks and correspondents
Soles	5,471,918	236,336	4.32	12,338,837	574,886	4.66	14,768,243	642,869	4.35
Foreign Currency	8,217,777	184,281	2.24	6,592,277	183,509	2.78	5,492,583	179,645	3.27
Total	13,689,695	420,617	3.07	18,931,114	758,395	4.01	20,260,826	822,514	4.06
Bonds
Soles	2,144,157	465,143	21.69	2,236,690	152,516	6.82	2,376,839	171,783	7.23
Foreign Currency	12,474,898	271,844	2.18	13,589,144	600,657	4.42	13,416,720	633,568	4.72
Total	14,619,055	736,987	5.04	15,825,834	753,173	4.76	15,793,559	805,351	5.10
Total interest-bearing liabilities
Soles	32,623,920	1,328,216	4.07	40,091,325	1,339,718	3.34	45,338,524	1,603,392	3.54
Foreign Currency	44,726,344	703,735	1.57	49,187,318	1,088,052	2.21	50,674,912	1,137,966	2.25
Total	77,350,264	2,031,951	2.63	89,278,643	2,427,770	2.72	96,013,436	2,741,358	2.86
Non-interest-bearing liabilities and net equity:
Demand deposits
Soles (1)	9,240,730	37,191	0.40%	9,857,708	33,130	0.34%	9,211,357	35,396	0.38%
Foreign Currency (1)	14,444,526	23,093	0.16	18,583,945	23,669	0.13	20,006,321	34,219	0.17
Total	23,685,256	60,284	0.25	28,441,653	56,799	0.20	29,217,678	69,615	0.24
Other liabilities and loss from derivatives instruments and other interest expenses
Soles	4,127,986	13,102		5,248,737	4,326		6,205,882	(666)
Foreign Currency	5,824,505	85,725		7,562,677	38,238		9,233,420	104,407
Total	9,952,491	98,827		12,811,414	42,564		15,439,302	103,741
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	12,905,483			14,957,854			17,963,624
Total	12,905,483			14,957,854			17,963,624
Non-controlling interest
Soles
Foreign Currency	579,081			601,275			540,537
Total	579,081			601,275			540,537
Total non-interest-bearing liabilities and equity
Soles	13,368,716	50,293		15,106,445	37,456		15,417,239	34,730
Foreign Currency	33,753,595	108,818		41,705,751	61,907		47,743,902	138,626
Total	47,122,311	159,111		56,812,196	99,363		63,161,141	173,356
Total average liabilities and equity
Soles	45,992,636	1,378,509	3.00	55,197,770	1,377,174	2.49	60,755,763	1,638,122	2.70
Foreign Currency	78,479,939	812,553	1.04	90,893,069	1,149,959	1.27	98,418,814	1,276,592	1.30
Total	124,472,575	2,191,062	1.76	146,090,839	2,527,133	1.73	159,174,577	2,914,714	1.83

(1)	Includes the amount paid - for the deposit insurance fund.

10.1.1   Changes in net interest income and expense: volume and rate analysis

The table below sets forth the net effect of annual variation in interest income and interest expense, considering the increase or decrease due to changes in volume and rate. The net changes in interest income and interest expense are presented both in functional currency (Sol) and foreign currency:

	2015/2014			2016/2015
	Increase/(Decrease) due to changes in:			Increase/(Decrease due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(Soles in thousand)
Interest Income:
Interest-earning deposits in BCRP
Soles	(14,823)	11,227	(3,596)	(7,307)	8,907	1,600
Foreign Currency	(606)	3,868	3,262	(500)	6,472	5,972
Total	(15,429)	15,095	(334)	(7,807)	15,379	7,572
Deposits in other banks
Soles	(5,239)	(11,571)	(16,810)	(13,628)	14,929	1,301
Foreign Currency	9,245	(11,526)	(2,281)	2,876	4,058	6,934
Total	4,006	(23,097)	(19,091)	(10,752)	18,987	8,235
Investment securities
Soles	(284,126)	558,203	274,077	66,378	94,739	161,117
Foreign Currency	360,799	(474,122)	(113,323)	77,140	(55,119)	22,019
Total	76,673	84,081	160,754	143,518	39,620	183,136
Total loans(1)
Soles	1,723,141	(745,238)	977,903	987,153	(224,574)	762,579
Foreign Currency	74,385	(13,402)	60,983	(2,859)	13,776	10,916
Total	1,797,526	(758,640)	1,038,886	984,294	(210,798)	773,495
Total dividend-earning assets
Soles	(4,717)	50,680	45,963	(1,002)	(2,137)	(3,139)
Foreign Currency	(562)	(49,954)	(50,516)	(2,334)	1,711	(624)
Total	(5,279)	726	(4,553)	(3,336)	(426)	(3,763)
Total interest-earning assets
Soles	818,437	459,100	1,277,537	979,770	(56,312)	923,458
Foreign Currency	607,290	(709,165)	(101,875)	201,638	(156,417)	45,217
Total	1,425,727	(250,065)	1,175,662	1,181,408	(212,729)	968,675
Interest Expense:
Demand deposits
Soles	2,278	(6,339)	(4,061)	(2,328)	4,594	2,266
Foreign Currency	5,945	(5,369)	576	2,122	8,428	10,550
Total	8,223	(11,708)	(3,485)	(206)	13,022	12,816
Savings deposits
Soles	(20,073)	3,175	(16,898)	4,927	(1,062)	3,865
Foreign Currency	(2,584)	6,793	4,209	6,742	(13)	6,729
Total	(22,657)	9,968	(12,689)	11,669	(1,075)	10,594
Time deposits
Soles	187,780	(185,302)	2,478	76,424	96,135	172,559
Foreign Currency	98,477	(46,412)	52,065	8,622	5,515	14,137
Total	286,257	(231,714)	54,543	85,046	101,650	186,696
Due to banks and correspondents and issued bonds
Soles	308,264	30,286	338,550	(109,472)	(41,489)	67,983
Foreign Currency	(40,850)	40,078	(772)	(33,290)	29,426	(3,864)
Total	267,414	70,364	337,778	(76,182)	(12,063)	64,119
Bonds
Soles	13,192	(325,819)	(312,627)	9,843	9,424	19,267
Foreign Currency	36,766	292,047	328,813	(7,882)	40,792	32,910
Total	49,958	(33,772)	16,186	1,961	50,216	52,177
Total interest-bearing liabilities
Soles	276,778	(265,275)	11,503	180,455	83,219	263,679
Foreign Currency	84,435	299,882	384,316	33,156	16,758	49,914
Total	361,213	34,606	395,819	213,611	99,977	313,588

(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

10.1.2   Average interest-earning assets, net interest margin and yield spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2014	2015	2016
	(Soles in thousands, except percentages)
Average interest-earning assets
Soles	48,151,775	54,823,800	62,560,111
Foreign Currency	64,252,005	79,659,872	85,671,676
Total	112,403,780	134,483,672	148,231,787
Net interest income from interest-earning assets
Soles	4,363,740	5,629,775	6,254,163
Foreign Currency	2,145,329	1,659,142	1,620,227
Total	6,509,069	7,288,917	7,874,390
Gross yield (1)
Soles	11.82%	12.71%	12.62%
Foreign Currency	4.43%	3.45%	3.26%
Weighted-average rate	7.60%	7.23%	7.21%
Net interest margin (2)
Soles	9.06%	10.27%	10.05%
Foreign Currency	3.34%	2.08%	1.93%
Weighted-average rate	5.79%	5.42%	5.36%
Yield spread (3)
Soles	7.75%	9.37%	9.08%
Foreign Currency	2.86%	1.24%	1.01%
Weighted-average rate	4.97%	4.51%	4.35%

(1)        Gross yield is interest income divided by average interest-earning assets.

(2)        Net interest margin represents net interest income divided by average interest-earning assets.

(3)        Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

10.1.3   Interest-earning deposits with other banks

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

	Year ended December 31,
	2014	2015	2016
	(Soles in thousands)
Sol-denominated:
The Peruvian Central Bank	1,372,728	88,665	179,400
Commercial banks	123,195	96,850	173,737
Total Sol-denominated	1,495,923	185,515	353,137
Foreign Currency-denominated:
The Peruvian Central Bank (U.S. Dollars)	12,631,028	13,865,174	8,463,256
Commercial banks (U.S. Dollars)	2,622,341	3,031,969	2,091,276
Other Commercial banks (other currencies)	187,693	295,826	169,443
Total Foreign Currency-denominated	15,441,062	17,192,969	10,723,975
Total	16,936,985	17,378,484	11,077,112

10.2   Investment portfolio

The following table shows the fair value of our trading, available-for-sale and held to maturity investment securities without interest designated by type of security at the dates indicated (see Note 6 to the Consolidated Financial Statements):

	Year ended December 31,
	2014	2015	2016
	(Soles in thousands)
Sol-denominated:
Peruvian Government Bonds	3,515,935	3,905,464	5,479,972
Equity securities	826,055	686,108	793,002
Bonds	1,399,061	1,520,669	2,022,734
The Peruvian Central Bank certif. notes	4,607,896	6,006,110	7,062,505
Other investments	677,089	523,174	567,950
Total Sol-denominated	11,026,036	12,641,525	15,926,163
Foreign Currency-denominated:
Equity securities	892,740	859,705	628,740
Bonds	5,980,271	7,949,126	8,650,295
Peruvian Government Bonds	800,767	1,271,900	750,394
The Peruvian Central Bank certif. notes	-	-	-
Other investment	2,011,318	1,702,726	1,601,308
Total Foreign Currency-denominated	9,685,096	11,783,457	11,630,737
Total securities holdings:	20,711,132	24,424,982	27,556,900

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 3.0% in 2014, 10.9% in 2015 and 12.7% in 2016. The weighted-average yield on our foreign currency-denominated portfolio was 5.8% in 2014, 2.2% in 2015 and 1.9% in 2016. The total weighted-average yield of our investment securities was 4.3% in 2014, 4.1% in 2015 and 4.1% in 2016.

The weighted-average yield on our Sol-denominated dividend-earning assets was 0.1% in 2014, 6.2% in 2015 and 5.9% in 2016. The weighted-average yield on our foreign currency-denominated portfolio was 5.9% in 2014, 0.9% in 2015 and 1.1% in 2016. The total weighted-average yield of our dividend-earning assets was 3.2% in 2014, 3.2% in 2015 and 3.5% in 2016.

The interest accrued for trading investments as of December 31, 2016, 2015 and 2014 amounted to S/2.8 million, S/2.6 million and S/9.7 million respectively. The interest accrued on investments available for sale and investments held to maturity were presented separately in note 6 of the Consolidated Financial Statements.

As of December 31, 2016, the investments available for sale and held to maturity pledged as collateral amounted to S/3,849.6 million.

The following table shows the maturities, as of December 31, 2016, of our trading, available-for-sale and held to maturity investment securities designated by type of security:

	Without maturity	Within 1 year	After 1 year but within 3 years	Maturing after 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 Years	Total
	(Soles in thousands)
Sol-denominated:
Peruvian government bonds	-	822,537	322,173	997,737	1,112,739	2,224,786	5,479,972
Equity securities (1)	793,002	-	-	-	-	-	793,002
Bonds and debentures	-	105,867	207,832	51,360	515,143	1,142,532	2,022,734
The Peruvian Central Bank certif. notes	-	4,867,859	2,194,646	-	-	-	7,062,505
Other investments	376,565	17,364	-	8,768	9,223	156,030	567,950
Total Sol-denominated	1,169,567	5,813,627	2,724,651	1,057,865	1,637,105	3,523,348	15,926,163
Foreign Currency-denominated:
Peruvian government bonds	-	-	242,041	-	194,802	313,551	750,394
Equity securities (1)	628,740	-	-	-	-	-	628,740
Bonds	-	1,082,975	2,018,633	1,624,494	2,289,325	1,634,868	8,650,295
The Peruvian Central Bank certif. notes	-	-	-	-	-	-	-
Other investments	948,178	89,575	68,551	91,098	216,510	187,396	1,601,308
Total Foreign Currency-denominated	1,576,918	1,172,550	2,329,225	1,715,592	2,700,637	2,135,815	11,630,737
Total securities holdings:	2,746,485	6,986,177	5,053,876	2,773,457	4,337,742	5,659,163	27,556,900
Weighted-average yield							3.81%

(1)	Equity securities in our account are categorized as without maturity.

The maturities of our investment securities classified as trading and available-for-sale, as of December 31, 2016, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the criteria described below, our management has determined that the unrealized losses of our investments available-for-sale, as of December 31, 2016 and 2015 and 2014, which amounted to S/178.4 million, S/450.5 million and S/152.2 million, respectively, were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

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

For debt investments, management considers the following criteria to determine whether a loss is temporary:

Management assesses the probability that the company will receive all amounts due (principal and interest) under the contract of the security. It considers a number of factors in identifying a credit-impaired security, including: (i) the nature of the security and the underlying collateral, (ii) the amount of subordination or credit enhancement supporting the security, (iii) the published credit rating and (iv) other analyses of the probable cash flows from the security. If recovery of all amounts due is not likely, management may determine that credit impairment exists and record unrealized losses on our consolidated income statement. The unrealized loss recorded in income represents the security’s decline in fair value, which includes the decline due to forecasted cash flow shortfalls as well as widening market spread. For a security with an unrealized loss not identified as credit impairment, management determines whether it is desirable to hold the security for a period of time to allow for a potential recovery in the security’s amortized cost. Management estimates a security’s forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums). Management considers a number of factors to determine whether to hold an investment, including (i) a quantitative estimate of the expected recovery period (which may extend to maturity), (ii) the severity of the impairment and (iii) its strategy with respect to the security or portfolio. If management determines it is not desirable to hold the security for a sufficient period of time to allow for a potential recovery in the security’s amortized cost, we record the unrealized loss in our consolidated income statement.

10.3      Loan portfolio

10.3.1     Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2012	2013	2014	2015	2016
	(Soles in thousands)
Loans (1)	43,108,459	50,774,283	63,804,147	73,989,049	78,829,537
Leasing transactions	7,568,023	8,588,951	9,280,086	9,574,964	8,302,898
Discounted notes	1,421,186	1,499,540	1,661,592	1,794,928	1,921,403
Factoring	832,567	831,803	1,002,893	1,261,516	1,428,571
Advances and overdrafts	142,497	456,689	560,743	75,220	151,613
Refinanced and restructured loans	362,628	371,833	647,802	769,309	844,956
Internal overdue loans	949,699	1,437,253	2,009,328	2,311,242	2,620,411
Unearned interest	(39,642)	(75,378)	(117,160)	(192,381)	(114,879)
Earned interest	407,275	476,953	659,929	744,652	784,391
Total loans, net of unearned income plus accrued interest (2)	54,752,692	64,361,927	79,509,360	90,328,499	94,768,901
Total internal overdue loans	(949,699)	(1,437,253)	(2,009,328)	(2,311,242)	(2,620,411)
Total performing loans	53,802,993	62,924,674	77,500,032	88,017,257	92,148,490

(1)	The credit card amount is included by the years 2012 S/2,641 million, 2013 S/2,865 million, 2014 S/3,377 million, 2015 S/6,954 million and 2016 S/.7,037 million
(2)	Total loans refer to direct loans plus accrued interest minus unearned interest. In our Consolidated Financial Statements, “loans, net of unearned income” refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in note (2), that amounted to S/11,526.3 million, S/13,036.7 million, S/17,319.5 million, S/19,004.7 million and S/19,831.9 million, as of December 31, 2012, 2013, 2014, 2015 and 2016 respectively. See Note 21 to the Consolidated Financial Statements.

The loan portfolio categories set forth in the table above are based on internal classification, which apply to loans generated by BCP, BCP Bolivia and ASB. We categorize loans as follows:

▪	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

▪	Leasing Transactions: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.

▪	Discounted Notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

▪	Factoring: The sale of title of a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. Under factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.

▪	Advances and Overdrafts: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

▪	Refinanced Loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when the debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

▪	Internal overdue loans: Includes overdue loans. See “Item 4. Information on the Company — 4.B Business Overview — (10) Selected statistical information — 10.3 Loan Portfolio — 10.3.9 Internal overdue Loan Portfolio” for further detail.

10.3.2     Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2012		2013		2014		2015		2016
	(Soles in thousands, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Manufacturing	9,127,432	16.67%	10,580,629	16.44%	13,082,471	16.45%	14,180,845	15.70%	14,321,394	15.11%
Consumer Loans (1)	16,449,448	30.04%	19,338,230	30.05%	24,145,410	30.37%	27,137,704	30.04%	24,727,382	26.09%
Small Business	3,801,741	6.94%	4,118,941	6.40%	3,813,398	4.80%	7,378,361	8.17%	4,625,421	4.88%
Commerce	7,927,088	14.48%	9,163,740	14.24%	11,427,341	14.37%	8,592,281	9.51%	15,522,180	16.38%
Realty Business and Leasing Services	3,235,165	5.91%	3,579,330	5.56%	5,134,696	6.46%	6,554,783	7.26%	7,084,598	7.48%
Mining	1,921,853	3.51%	2,933,733	4.56%	2,508,209	3.15%	2,736,641	3.03%	2,378,855	2.51%
Communication, Storage and Transportation	1,871,544	3.42%	2,436,731	3.79%	3,766,683	4.74%	3,978,516	4.40%	4,933,580	5.21%
Electricity, Gas and Water	3,481,229	6.36%	3,015,101	4.68%	3,932,016	4.95%	4,434,448	4.91%	4,672,459	4.93%
Agriculture	1,150,838	2.10%	1,379,604	2.14%	1,740,497	2.19%	2,195,990	2.43%	2,297,446	2.42%
Fishing	513,460	0.94%	580,815	0.90%	426,458	0.54%	420,734	0.47%	411,860	0.43%
Financial Services	1,030,404	1.88%	792,103	1.23%	1,397,287	1.76%	1,718,962	1.90%	2,216,396	2.34%
Education, Health and Other Services	831,348	1.52%	867,451	1.35%	1,052,337	1.32%	5,795,456	6.42%	1,361,442	1.44%
Construction	1,250,699	2.28%	1,327,429	2.06%	1,884,714	2.37%	1,996,678	2.21%	2,056,598	2.17%
Others (2)	1,792,810	3.28%	3,846,515	5.98%	4,655,074	5.85%	2,654,829	2.94%	7,489,778	7.90%
Sub total	54,385,059	99.33%	63,960,352	99.38%	78,966,591	99.32%	89,776,228	99.39%	94,099,389	99.29%
Unearned interest	(39,642)	(0.07)%	(75,378)	(0.12)%	(117,160)	(0.15)%	(192,381)	(0.21)%	(114,879)	(0.12)%
Earned interest	407,275	0.74%	476,953	0.74%	659,929	0.83%	744,652	0.82%	784,391	0.83%
Total	54,752,692	100%	64,361,927	100%	79,509,360	100%	90,328,499	100%	94,768,901	100%

(1)	These amounts comprise:

	2012	2013	2014	2015	2016
	(Soles in thousands)
Personal Loans	4,920,171	5,742,434	8,270,517	6,719,258	7,347,714
Mortgage Loans	8,887,992	10,730,628	12,498,191	13,258,993	12,896,029
Credit card	2,641,285	2,865,168	3,376,702	7,159,453	4,483,639
	16,449,448	19,338,230	24,145,410	27,137,704	24,727,382

(2)	Includes community services, hotels and restaurants and other sectors.

As of December 31, 2016, 91.44% of the loan portfolio was concentrated in Peru, and 5.66% of the loan portfolio was concentrated in Bolivia.

10.3.3    Concentrations of loan portfolio and lending limits

As of December 31, 2016, loans and other off-balance-sheet exposure to our 20 largest customers (considered economic groups), equaled S/16,928.0 million, and represented 18.69% of our total loan portfolio. See “Item 4 Information on the company — 4.B Business Overview — (9) Supervision and Regulation — 9.2 BCP and Mibanco— 9.2.8 Lending Activities” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/452.0 million to S/1,556.0 million, including 11 customers with over S/705.0 million. Total loans and other off-balance-sheet exposure outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2016: Class A (normal)—99.7%; Class B (potential problems)—0.3%; Class C (substandard)—0%; Class D (doubtful)—0%; and Class E (loss)—0.%. See “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”.

BCP’s loans to a single borrower are subject to lending limits imposed by Law 26702. See “Item 4 Information on the Company — 4.B Business overview — (9) Supervision and Regulation — 9.2 BCP and Mibanco — 9.2.8 Lending Activities”. The lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of BCP’s loans to and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third party performance received by BCP from such institution, may not exceed 30% of BCP’s regulatory capital (as defined by the SBS). The sum of BCP’s loans to and deposits in non-Peruvian financial institutions, plus any guarantees of third party performance received by BCP from such institutions, are limited to 5%, 10% or 30% of BCP’s regulatory capital, depending upon the level of government supervision of the institution and whether the institution is recognized by the Peruvian Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increases to 50% of BCP’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

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

Including the regulatory capital of BCP (without subsidiaries), which amounted to S/15,859.1 million on December 31, 2016, BCP’s legal lending limits varied from S/793.0 million to S/7,929.6 million. Our consolidated lending limits, based on our regulatory capital on a consolidated basis of S/21,174.7 million on December 31, 2016, ranged from S/1,058.7 million to S/10,587.4 million. As of December 31, 2016, BCP was in compliance with the lending limits of Law 26702.

As of December 31, 2016, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

We may experience an adverse impact on our financial condition and results of operations if (i) customers to which we have significant credit exposure are not able to satisfy their obligations to us, and any related collateral is not sufficient to cover these obligations, or (ii) a reclassification of one or more of these loans or other off-balance sheet exposure results in an increase in provisions for loan losses.

10.3.4 Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2012		2013		2014		2015		2016
	(Soles in thousands, except percentages)
Total loan portfolio:
LC-denominated	23,262,609	42.49%	30,383,551	47.21%	39,604,255	49.81%	54,103,965	59.90%	56,007,585	59.10%
FC-denominated	31,490,083	57.51%	33,978,376	52.79%	39,905,105	50.19%	36,224,534	40.10%	38,761,316	40.90%
Total loans (1)	54,752,692	100%	64,361,927	100%	79,509,360	100%	90,328,499	100%	94,768,901	100%

(1)	Included unearned interest and without accrued interest

10.3.5 Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2016, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2016	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(Soles, except percentages)
Loans	78,829,537	14,657,866	15,357,338	16,296,265	9,927,470	22,590,598
Leasing transactions	8,302,898	580,408	1,678,294	2,731,465	1,846,682	1,466,049
Discounted notes	1,921,403	1,355,833	192,145	38		373,387
Refinanced loans	844,956	89,590	110,660	186,823	133,361	324,522
Factoring	1,428,571	1,375,149	53,422	-	-	-
Advances and overdrafts	151,613	4,604	-	-	-	147,009
Total	91,478,978	18,063,450	17,391,859	19,214,591	11,907,513	24,901,565
Internal overdue loans	2,620,411
Unearned interest	(114,879)
Earned interest	784,391
Total Loans (1)	94,768,901
% of total performing loan portfolio	100%	19.75%	19.01%	21.00%	13.02%	27.22%

(1)	Included unearned interest plus accrued interest.

10.3.6 Loan portfolio by interest rate type

The following table sets forth the breakdown of our loan portfolio as of December 31, 2016 by interest rate type, currency, and remaining maturity:

	Amount at December 31, 2016	Maturing After 1 year
	Soles in thousands
Variable Rate
Sol-denominated	253,983	223,126
Foreign Currency-denominated	7,828,709	5,157,820
Total	8,082,692	5,380,946

Fixed Rate
Sol-denominated	56,123,472	35,974,503
Foreign Currency-denominated	30,562,737	14,668,220
Total	86,686,209	50,642,723

Total	94,768,901	56,023,669

10.3.7 Classification of the loan portfolio

We classify BCP’s loan portfolio (which includes the loan portfolio of BCP Bolivia, Mibanco and Solucion EAH) and ASB’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are.

▪	Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.

▪	Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/300,000 in total loans received from the financial system (excluding mortgage loans).

▪	Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.

▪	Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount to reserve should the borrower fail to make payments as they become due.

The following table sets forth our loan portfolio by class at the dates indicated:

	At December 31,
	2012	2013	2014	2015	2016
	(Soles in thousands)
Commercial loans	30,703,153	36,748,804	43,535,399	53,852,207	54,133,871
Residential mortgage loans	8,887,992	10,730,628	12,498,191	13,258,992	14,495,454
Consumer loans	7,561,456	8,607,602	11,647,219	13,878,711	12,518,436
Micro-business loans	7,232,458	7,875,318	11,285,782	8,786,318	12,951,628
Total	54,385,059	63,960,352	78,966,591	89,776,228	94,099,389
Accrued interest	407,275	476,953	659,929	744,562	784,391
Unearned interest	(39,642)	(75,378)	(117,160)	(192,381)	(114,879)
Total loans	54,752,692	64,361,927	79,509,360	90,328,409	94,768,901

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

- Delays in loan payments;

- A general lack of information required to analyze the credit;

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

Number of days as internal past due
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

We determine the appropriate allowances for each individually significant loan or advance on an individual basis. In determining the allowance, we consider items such as (i) the sustainability of the counterparty’s business plan, (ii) its ability to improve performance once a financial difficulty has arisen, (iii) projected cash flow receipts and the expected dividend payout should bankruptcy ensue, (iv) the availability of other financial support and including realized value of collateral, and (v) the timing of expected cash flows. Impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more attention.

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

The following table shows our direct loan portfolio at the dates indicated:

	At December 31,
	2012		2013		2014		2015		2016
Level of Risk	(Soles in thousands, except percentages)
Classification	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
A: Normal	51,719,253	95.1%	60,559,195	94.6%	74,255,334	94.1%	83,863,952	93.4%	87,972,245	93.5%
B: Potential Problems	1,051,901	1.9%	1,191,500	1.9%	1,701,045	2.2%	2,267,080	2.5%	1,915,738	2.0%
C: Substandard	491,156	0.9%	673,075	1.1%	736,088	0.9%	866,764	1.0%	1,059,315	1.1%
D: Doubtful	592,028	1.1%	779,020	1.2%	1,054,541	1.3%	1,252,320	1.4%	1,276,464	1.4%
E: Loss	530,721	1.0%	757,562	1.2%	1,219,583	1.5%	1,526,112	1.7%	1,875,627	2.0%
Total (1)	54,385,059	100.0%	63,960,352	100.0%	78,966,591	100.0%	89,776,228	100.0%	94,099,389	100.0%
C+D+E	1,613,910	3.0%	2,209,657	3.5%	3,010,212	3.7%	3,645,196	4.1%	4,211,406	4.5%

(1)	Without unearned and accrued interest

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

10.3.8 Classification of the loan portfolio based on the borrower’s payment performance

We classify a loan as internal overdue mainly based on three aspects: (i) number of days as internal past-due, based on the due date contractually agreed; (ii) the banking subsidiary; and (iii) the type of loan. In that sense:

▪	BCP and Mibanco consider loans as internal overdue: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans and (iii) after 30 days for overdrafts. In the case of consumer, mortgage and leasing loans, the past-due installments are considered overdue after 30 to 90 days. After 90 days, the outstanding balance of the loan is considered internal overdue.

▪	ASB considers all overdue loans past-due, except for consumer loans, which are considered past-due when the scheduled principal and/or interest payments are overdue for more than 90 days.

▪	BCP Bolivia considers loans as internal overdue after 30 days.

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

Finally, non-performing loans are composed of internal overdue, refinanced loans and restructured loans. For further detail, see note 34.1(c) (i) of the Consolidated Financial Statements.

Over the past five years, we have recognized interest income on these loans of S/55.4 million in 2012, S/65.1 million in 2013, S/93.4 million in 2014, S/157.9 million in 2015 and S/125.6 million in 2016. Accrued but unpaid interest is reversed for internal overdue loans, with the exception of discounted notes and overdrafts.

The following table sets forth the repayment status of our loan portfolio as of the dates indicated:

	At December 31,
	2012	2013	2014	2015	2016
	(Soles in thousand, except percentages)
Current	54,760,082	62,523,099	76,957,263	87,464,986	91,478,978
Internal overdue loans
Overdue up to 90 days (2)	271,565	439,842	228,535	588,385	539,947
Overdue 90 days or more	678,134	997,411	1,780,793	1,722,857	2,080,464
Subtotal	949,699	1,437,253	2,009,328	2,311,242	2,620,411
Total loans (1)	55,709,781	63,960,352	78,966,591	89,776,228	94,099,389
Internal overdue loans amounts as % of total loans	1.73%	2.23%	2.53%	2.57%	2.78%

(1)	Without unearned interest and accrued interest.
(2)	The amount in 2016 would increase to S/298,653 thousand, approximately, if the outstanding balance of consumer, mortgage and leasing loans overdue to 90 days or less are included.

With respect to consumer, mortgage and leasing loans, BCP recognizes payments as overdue installments if the loan is less than 90 days overdue. The entire amount of the loans is considered as internal overdue after 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 34.1 to the Consolidated Financial Statements.

10.3.9 Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated

	At December 31,
	2012	2013	2014	2015	2016
	(Soles in thousand)
Internal overdue loan amounts:
Loans	827,909	1,255,583	1,716,823	1,942,958	2,231,198
Discounted notes	6,814	14,134	16,421	16,965	12,330
Advances and overdrafts in demand deposits	8,342	10,254	13,085	32,212	21,492
Leasing transactions	22,476	23,820	44,374	80,219	71,445
Refinanced and restructured loans	84,157	133,461	218,624	238,888	283,946
Total internal overdue loans	949,698	1,437,252	2,009,327	2,311,242	2,620,411
Less: Allowance for loan losses (1)	1,898,496	2,385,958	3,102,096	4,032,219	4,416,692
Total internal overdue loans portfolio net of allowance	(948,798)	(948,706)	(1,092,769)	(1,720,977)	(1,796,281)

(1) Includes allowance for indirect credits (see “Item 4. Information on the company – 4.B Business Overview - (10) Selected Statistical Information — 10.3 Loan portfolio—10.3.11 Allowance for loan losses”).

As of December 31, 2016, total internal overdue loans were S/2,620.4 million, which included S/283.9 million of refinanced and restructured loans.

10.3.10 Total Non-performing loans

Non-performing loans include internal overdue loans (S/2,620.4 million as of December 31, 2016), as well as current refinanced and restructured loans (S/845.0 million as of December 31, 2016). Therefore, non-performing loans amounted to S/3,465.4 million. As of December 31, 2016 our delinquency ratio (internal overdue-loan ratio) was 2.77% and our non-performing loan ratio (including internal overdue and refinanced and restructured loans) was 3.66%. See “Item 4, Information on the Company - 4.B Business Overview - (5) Review of 2016 – 5.2 Financial Performance”

10.3.11 Allowance for loan losses

The following table shows the changes in our allowance for loan losses and movements at the dates indicated:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(Soles in thousands)
Allowance for loan losses at the beginning of the year	1,504,871	1,898,496	2,385,958	3,102,096	4,032,219
Additional provisions (reversals)	996,194	1,230,371	1,715,809	1,880,898	1,785,495
Recoveries of write-offs	122,074	139,744	198,333	171,279	277,714
Write-offs	(648,033)	(990,147)	(1,272,218)	(1,471,322)	(1,612,138)
Exchange difference and other (1)	(76,610)	107,494	74,214	349,268	(66,598)
Total allowance for loan losses at the end of the year	1,898,496	2,385,958	3,102,096	4,032,219	4,416,692

(1)	Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/U.S. dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”. The balance of the allowance for loan losses for the years 2014, 2015 and 2016 are included in Note 7(d) to the Consolidated Financial Statements.

Our allowance for loan losses, as of December 31, 2016, included S/4,207.1 million for credit losses and S/209.6 million for indirect or off-balance-sheet exposure losses as compared to S/3,840.3 million and S/191.9 million, respectively, in 2015. Our allowance for indirect loan losses are included in the “Other liabilities” caption of our consolidated balance sheet. See Notes 7(d) and 12(a) to the Consolidated Financial Statements.

The charge-off process is performed with prior approval of our board of directors and the SBS. Potential charge-offs are considered by the board of directors on a case-by-case basis.

10.3.12 Allocation of loan loss reserves

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 7(d) to the Consolidated Financial Statements):

	At December 31,
	2012	2013	2014	2015	2016
	(Soles in thousands)
Commercial loans	392,017	448,435	556,270	1,197,713	1,235,970
Micro-business	648,794	865,469	1,124,072	1,372,099	1,353,168
Consumer loans	724,075	927,482	1,256,616	1,288,528	1,634,169
Residential mortgage loans	133,610	144,572	165,138	173,879	193,385
Total allowance	1,898,496	2,385,958	3,102,096	4,032,219	4,416,692

10.4     Deposits

The -3.0% contraction in total deposits reflects the lower level of time deposits in foreign currency, mainly at ASB and BCP Stand-alone, given that some Private Banking deposits that had entered in September 2015 were withdrawn in mid-2016; and the drop in demand deposits in foreign currency at BCP Stand-alone and ASB, which was partially offset by growth in savings deposits both in Soles and foreign currency at BCP Bolivia and Mibanco. Finally, the contraction in total deposits also reflects the effect of the exchange rate, which reduced approximately -90 bps of YoY growth.

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2014	2015	2016
	(Soles in thousands)
Demand deposits:
Sol-denominated	9,495,471	9,456,182	9,536,877
Foreign currency-denominated	15,662,983	19,043,808	18,969,393
Total	25,158,454	28,499,990	28,506,270
Savings deposits:
Sol-denominated	11,700,430	12,149,324	13,165,182
Foreign currency-denominated	9,508,401	12,755,241	13,518,952
Total	21,208,831	24,904,565	26,684,134
Time deposits:
Sol-denominated	11,057,606	9,935,654	10,134,070
Foreign currency-denominated	11,850,300	16,063,532	12,397,235
Total	22,907,906	25,999,186	22,531,305
Foreign currency Bank Certificates
Sol-denominated	33,109	19,626	50,850
Foreign currency-denominated	627,267	1,701,174	692,876
Total	660,376	1,720,800	743,726
Severance Indemnity Deposits (CTS):
Sol-denominated	4,041,690	4,311,904	4,455,517
Foreign currency-denominated	2,806,707	2,871,517	2,662,168
Total	6,848,397	7,183,421	7,117,685
Total deposits:
Sol-denominated	36,328,306	35,872,690	37,342,496
Foreign currency-denominated	40,455,658	52,435,272	48,240,624
Total deposits and obligations without interest payable	76,783,964	88,307,962	85,583,120

The following table presents the non interest demand deposits and the interest demand deposits:

	At December 31,
	2014	2015	2016
	(Soles in thousands)
Sol-denominated Demand deposits:
Non interest demand deposits	9,134,072	9,424,834	9,502,708
Interest demand deposits	361,399	31,348	34,169
Total	9,495,471	9,456,182	9,536,877
Foreign currency-denominated Demand deposits:
Non interest demand deposits	15,355,986	18,624,236	18,581,983
Interest demand deposits	306,997	419,572	387,410
Total	15,662,983	19,043,808	18,969,393

The following table sets forth information regarding the maturity of our time deposits in denominations of S/335,600 (US$100,000) or more on December 31, 2016:

At December 31, 2016 (*)
(Soles in thousands)
Time deposits:
Maturing within 30 days	7,116,642
Maturing after 30 but within 60 days	1,631,573
Maturing after 60 but within 90 days	1,355,584
Maturing after 90 but within 180 days	2,588,616
Maturing after 180 but within 360 days	2,553,251
Maturing after 360 days	3,663,043
Total time deposits	18,908,709
Total	18,908,709

(*)  As of December 31, 2016 our certificates of deposit do not exceed S/335,600 (US$100,000).

10.5     Return on equity and assets

	At December 31,
	2014	2015	2016
Return on assets (1)	1.92%	2.13%	2.25%
Return on equity (2)	18.50%	20.50%	19.64%
Dividend payout ratio (3)	21.74%	21.05%	27.78%
Equity to assets ratio (4)	10.83%	10.65%	11.63%
Shareholders’ equity to assets ratio (5)	10.37%	10.24%	11.29%

(1)	Net income attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to our equity holders as a percentage of average net equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to our equity holders per share.
(4)	Average equity attributable to our equity holders divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

10.6    Short-term borrowing

Our short-term borrowing, other than deposits, equaled S/9,509.4 million, S/9,798.4 million, and S/5,029 million, as of December 31, 2014, 2015, and 2016, respectively. Our average balances of borrowed amounts decreased in 2016 due to a reduction in working capital debts. For the years ended December 31, 2014, 2015 and 2016, the short-term borrowings also included repurchase transactions by the Peruvian Central Bank and interbank debts, which are presented separately in this Annual Report in the table set forth below.

	At December 31,
	2014	2015	2016
	(Soles in thousands, except percentages)
Year-end balance	9,509,444	9,798,420	5,028,960
Average balance	6,644,335	8,675,688	5,687,418
Maximum month-end balance	9,509,444	9,798,420	9,350,545
Weighted-average nominal year-end interest rate	2.33%	3.07%	2.93%
Weighted-average nominal interest rate	2.33%	2.72%	2.85%

4. C      Organizational structure

(1)   Credicorp

The following tables show our organizational structure and the organization of our principal subsidiaries as of December 31, 2016:

(1)	Credicorp Ltd. directly holds an additional 12.73%.
(2)	Credicorp Ltd. directly holds an additional 14.00%.
(3)	Grupo Credito S.A. holds 36.35%.
(4)	Credicorp Capital Holding Peru S.A. holds 84.99% of Credicorp Capital Peru S.A.A. Credicorp Capital Ltd holds an additional 12.79% of Credicorp Capital Peru SA.A.
(5)	Inversiones Credicorp Bolivia S.A. holds in 51.95%.

(2)	BCP

(1)	Grupo Credito holds 49.56%.

(2)	Grupo Credito holds 1.757%.

BCP and its principal subsidiaries as of December 31, 2016 are as follows:

•	Edyficar Peru S.A., formerly Financiera Edyficar S.A., chartered in 1997, is part of the Peruvian financial system. Its main activity is to capture resources to provide loans to microbusinesses (SME) in accordance with the General Law of the Financial System and of the Insurance and Organic System of the Superintendence of Banking, Insurance and Pension Fund Managers. The main shareholder of Financiera Edyficar S.A., is BCP, which became the former’s largest shareholder in the year 2009 and currently holds 99.947% of its shares. In March and July of 2014, Edyficar acquired shares of Mibanco and by the end of 2014, held 81.93% of total shares. In March 2015, Financiera Edyficar S.A., merged with Mibanco to form a new company, Mibanco S.A., in which BCP holds a 93.598% stake and Grupo Credito holds 1.7577%. The non-merged portion of this entity became Edyficar Peru S.A., in which BCP holds a 99.947% stake.

•	Mibanco, Banco de la Microempresa S.A., is a limited liability company that was chartered in Peru in March 1998. At the end of December 2014, its main shareholder was Financiera Edyficar S.A. (subsidiary of the Banco de Credito del Peru, which is, in turn, a subsidiary of Credicorp Ltd.). At the end of December 2015, BCP held 93.598% of this entity and the Grupo Credito, 1.7577%. The corporate purpose of the bank is to engage in multiple banking services with a special emphasis on the micro and small business segments. The Bank’s operations are governed by the General Law of the Financial System and of Insurance and Organic System of the Superintendence of Banking, Insurance and AFP (herewith “Law of Banking, Insurance and AFP”) – Law N°26702. Mibanco S.A. is authorized by SBS to operate as a bank in accordance with the legal provisions in effect in Peru.

•	Solucion Empresa Administradora Hipotecaria S.A. is a company that specializes in offering mortgage loans. It was initially chartered as a financial company in 1979. After several modifications to the company’s structure, it became a mortgage loan company in 2010. BCP owns 100% of its shares.

•	BCP Emisiones Latam 1 S.A. is a special purpose company is domiciled in Santiago, Chile. It was chartered in January 2009 and its sole purpose is to invest in all types of real estate securities and debt securities, which are financed through bond issuances in Chile. At the end of November 2015, this company absorbed Inversiones BCP SA, of which BCP holds 50.39% and Grupo Credito, 49.56%.

4. D      Property, plants and equipment

As of December 31, 2016, we owned 338 properties (335 in Peru, 1 in Bolivia and 2 in Chile) and rented 741 properties (671 in Peru, 47 in Bolivia, 20 in Colombia, 1 in Panama, 1 in Chile and 1 in UK), all of which we used for the operation of our network of branches and our business; we do not hold any lease agreements for these purposes. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 2016, we had 820 banking branches, of which 453 were branches of BCP and 316 of Mibanco in Peru. There are no material encumbrances on any of our properties.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A        Operating results

(1)   Critical accounting policies

1.1   Basis of presentation and use of estimates

The accompanying Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The accompanying Consolidated Financial Statements have been prepared on a historical cost basis, except for trading securities, available-for-sale investments, derivative financial instruments, share-based payments, bonds and notes associated with fair value hedges, sale options over non-controlling interests, financial assets and liabilities at fair value through profit or loss that have been measured at fair value.

The Consolidated Financial Statements are presented in Peruvian Soles (S/), see paragraph (1.3) below, and values are rounded to the nearest S/ thousands, except when otherwise indicated.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the Consolidated Financial Statements because actual results may differ from those determined in accordance with said estimates and assumptions.

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

The most significant estimates comprised in the accompanying Consolidated Financial Statements are related to allowance for loan losses, the valuation of investments, the technical reserves for claims and premiums, goodwill impairment, the measurement of the share-based payment transactions and the valuation of derivative financial instruments. Furthermore, other estimates exist, such as the liabilities for put options held by non-controlling interests in subsidiaries, estimated useful life of intangible assets, property, furniture and equipment and the deferred tax assets and liabilities. The accounting criteria used for said estimates are described in this note.

The accounting policies adopted are consistent with those of the previous years, except that the Group has adopted the new revised IFRS and IAS which are mandatory for the periods beginning on or after January 1, 2016, as indicated in Note 3(a) to the Consolidated Financial Statements. Also, the Group, following the change in its functional currency, has changed its presentation currency and, as a result, the comparative Consolidated Financial Statements have been restated in 2014.

1.2   Consolidation

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

If Credicorp loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

1.3  Foreign exchange

Functional and presentation currency

Credicorp considers the Peruvian Sol as our functional and presentation currency because it reflects the nature of the economic events and relevant circumstances given the fact its major transactions and/operations (such as lending, borrowing, financial income, financial expenses) and a significant percentage of our purchases are transacted in Peruvian Soles.

Transactions and balances in foreign currency

Foreign currency transactions are those entered into in a currency other than the functional currency. These transactions are initially stated by Group entities at the exchange rates of their corresponding currencies at the transaction date. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the statement of financial position. Any difference arising from the exchange rate prevailing at the date of each consolidated statement of financial position and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period they occur, in “Exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are stated at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

Group entities with functional currency other than the presentation currency

Given that Credicorp´s entities in Colombia, Chile, Cayman, Panamá and Bolivia have a functional currency different from the Peruvian Sol, their assets, liabilities, income and expenses were translated into Soles for the purpose of consolidation in accordance with IAS 21, as follows:

•	Assets and liabilities – at the closing rate prevailing at the date of each consolidated statement of financial position.

•	Income and expense – at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences” in the consolidated statements of other comprehensive income

1.4  Change in functional currency

Until December 31, 2013, Credicorp and its subsidiaries operating in Peru, except for private hospitals, determined that their functional and presentation currency would be the U.S. Dollar. Due to changes in the economic environment in Peru, where Credicorp’s main subsidiaries operate, and in accordance with IFRS, management conducted a review of the functional currency of Credicorp and its subsidiaries in Peru and decided to change Credicorp’s functional currency from the U.S. Dollar to the Peruvian Sol, effective as of January 1, 2014.

In accordance with IAS 21, paragraphs 9 to 12, the main indicators that management considered were:

•	Changes in the economic environment of the country where the main subsidiaries operate.

•	The gradual increase of loans and deposits, financial income and expenses denominated in Soles.

•	The regulatory and competitive factors presented in the Peruvian financial system; and,

•	General de-dollarization of the Peruvian economy.

The principal changes in the economic environment that management considered were:

a)	Inflation has remained within the target range set by the BCRP. In December 2013, inflation was 2.96%, which was within the target range set by the BCRP.

b)	The Peruvian economy has shown a sustained growth over the last 10 years with CAGR (cumulative annual growth rate) of 5.3% during the period 2005-2014.

c)	It should be noted that among major emerging economies, Peru is a country that shows low vulnerability to possible external financial turbulence, which is reflected in its international financial and fiscal solvency indicators, such as the level of international reserves that exceeded US$65 billion at the end of 2013, equivalent to 32% of GDP figure. The aforementioned allowed the Peruvian Government to reduce exchange rate volatility and mitigate the impact of lower capital inflows.

d)	The participation of foreign currency loans in the total loan book has maintained its downward trend.

e)	In the last two years BCRP and SBS have been focused on incentivizing financial institutions to de-dollarize their loan portfolios. Some of the measures taken are:

(i)	High reserve requirements for foreign currency deposits and obligations.

(ii)	Specific de-dollarization targets to reduce the participation of foreign currency loans not only for the total loan portfolio, but also in mortgages and car loans.

(iii)	Higher risk weights that increase capital requirement for mortgage and consumer lending granted in foreign currency.

f)	Development of capital markets in Soles as it is reflected in:

(i)	The highest issuances of long-term treasury bonds were denominated in Soles.

(ii)	Existence of longer maturities on debt issued by the Central Government and Peruvian companies.

(iii)	Increase of Peruvian companies’ issuances in Soles.

Our Board of Directors discussed and approved the change in functional currency form the U.S. Dollar to Soles in its session held on January 22, 2014.

The change in functional currency was implemented prospectively on January 1, 2014. To give effect to this change, balances as of January, 1, 2014 have been translated to Soles as follows in accordance with IAS 21 “The effect of changes in foreign exchange rates” following the methodology explained in Item 4. Information on the Company - 4.B Business overview - (10) Selected Statistical Information.

Credicorp Capital Colombia, Inversiones IMT S.A., ASB and BCP Bolivia each have maintained their functional currencies (Colombian Pesos, Chilean Pesos, U.S. Dollars and Bolivianos, respectively).

1.5     Recognition of income and expenses from banking activities

Interest income and expenses for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the Consolidated Statements of Income using the effective interest rate method, which is the rate that discounts estimated future cash payments or receipts during the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income includes coupons earned on fixed income investment and trading securities and the accrued discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Fees and commission income are recognized on an accrual basis. Fees related to off-balance sheet exposures that are likely to be drawn and other credit related fees are deferred (together with any direct incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

All other revenues and expenses are recognized on an accrual basis.

1.6   Insurance activities

1.6.1    Accounting policies for insurance activities

Insurance contracts are those contracts pursuant to which Credicorp (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition includes reinsurance contracts that Credicorp holds. As a general guideline, Credicorp determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured did no occur.

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

Credicorp also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured insurance contract.

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

Purchases or sales of financial assets that require delivery of assets within a time frame established according to market regulations or conventions (regular market trades) are recognized on the trade date, that is, the date on which Credicorp commits to purchase or sell the asset. Derivatives are recognized on a trade date basis.

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

A financial asset or liability is classified as held for trading if it is acquired for the purpose of selling or repurchasing it in the short term, and is presented in “Trading securities” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

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

A provision for loan losses is established if there is objective evidence that Credicorp will not be able to collect all amounts due according to the original contractual terms of the loans. The allowance for loan losses is established based on an internal risk classification and considering any guarantees and collaterals received.

1.7.3   Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at a fair value through profit or loss. Debt instruments in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

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

As of December 31, 2016 and 2015, Credicorp has not recognized any impairment loss on held-to-maturity investments.

If Credicorp were to sell or reclassify more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, Credicorp would be prohibited from classifying any financial asset as held-to-maturity during the following two years.

As of December 31, 2016 and 2015, Credicorp did not sell or reclassify any of its held-to-maturity investments.

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

As part of this transaction the Group granted assets as collateral. When the counterparty has the right to sell or repledge, Credicorp reclassifies those securities in the caption “Investments available-for-sale pledged as collateral” or “Investments held-to-maturity pledged as collateral”, as appropriate, of the consolidated statements of financial position.

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

1.8      De-recognition of financial assets and financial liabilities

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

1.8.2    Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statements of income.

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

At inception of the hedging relationship, Credicorp formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship.

Also, at the inception of the hedging relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. Hedges are formally assessed at each reporting date. The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows.

A hedge is considered highly effective if the following conditions are met:

-	At the inception of a hedge and in following years, the hedge is expected to be highly effective to offset changes in the fair value or cash flows attributable to the hedged risk over the designated period of the hedge; and

-	The actual effectiveness of a hedge is within the range of 80-125 per cent.

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows:

(i)	Cash flow hedges

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

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statements of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in the cash flow hedge reserve until the forecast transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded a trading derivative.

(ii)	Fair value hedges

The change in the fair value of hedges is recognized in the caption “Interest and similar income” or “Interest and similar expenses” of the consolidated statements of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is recognized in the consolidated statements of income.

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

Credicorp has certificates indexed to the price of Credicorp shares that will be settled in cash, and investments indexed to certain life insurance contracts liabilities, denominated “Unit Linked”. These instruments have been classified at inception by Credicorp as “Financial instruments at fair value though profit or loss”.

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

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s segments, total revenues from the banking segment amounted to 78.9%, 83.0% and 85.7% of Credicorp’s total revenue in 2014, 2015 and 2016, respectively; therefore, the following historical discussion and analysis is presented principally for the banking segment (that includes BCP and subsidiaries and ASHC), except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2014, 2015 and 2016 reflect the financial position and results of operations of our subsidiaries for 2014, 2015 and 2016. See “Item 3. Key Information - 3.A Selected Financial Data.”

On December 31, 2016, approximately 48.4% of our deposits and 35.2% of our loans were U.S. Dollar-denominated.

2.1	Results of operations for the three years ended December 31, 2014, 2015 and 2016

The following table sets forth, for the years 2014, 2015 and 2016, the principal components of our net income:

	Year ended December 31,
	2014	2015	2016
	(Soles in thousands)
Interest income	8,600,866	9,992,027	10,817,555
Interest expense	(2,191,062)	(2,527,133)	(2,914,714))
Net interest income	6,409,804	7,464,894	7,902,841
Provision for loan losses	(1,715,809)	(1,880,898)	(1,785,495))
Net interest income after Provision	4,693,995	5,583,996	6,117,346
Non-interest income	3,835,543	3,992,378	4,202,606
Insurance earned premiums net of claims on insurance activities	762,933	702,319	700,210
Other expenses	(6,075,096)	(5,964,664)	(6,068,110))
Income before translation result and income tax	3,217,375	4,314,029	4,952,052
Translation result (loss) gain	172,095	46,563	(60,624)
Income tax	(968,224)	(1,197,207)	(1,281,448))
Net income	2,421,246	3,163,385	3,609,980
Net income attributable to:
Equity holders	2,387,852	3,092,303	3,514,582
Non-controlling interest	33,394	71,082	95,398

In 2016, the net income attributable to our equity holders increased 13.7% compared to 2015. This increase was primarily due to an increase in net interest income and non-interest income, and the decrease in provision for loan losses. The aforementioned offset the decrease in translation results, the increase in other expenses (salaries and social benefits and administrative expenses), and the increase in income tax. In 2015, the net income attributable to our equity holders increased 29.5% compared to 2014. This increase was primarily due to higher net interest income and an increase in non-interest income. The aforementioned offset the increase in income tax, the increase in provision for loan losses and the decrease in translation results. See Item 5. Operating and financial review and prospects - 5. A Operating Results - (2) Historical Discussion and Analysis - 2.1 Results of Operations for the Three Years Ended December 31, 2016 - 2.1.6 Translation Result.

The increase in net interest income was mainly a result of an increase in income from interest on loans and interest on available-for-sale investments. The aforementioned were partially offset by an increase in interest expense, mainly due to interest on deposits and obligations and interest on due to banks and correspondents.

On the other hand, the increase in non-interest income was due mainly to the higher income from commissions and fees, net gains on sales of securities and net gain on financial assets at fair value through profit or loss, which in turn offset the decrease in net gains on foreign exchange transactions.

2.1.1	Net interest income

The following table sets forth the components of net interest income:

	Year ended December 31,
	2014	2015	2016
	(Soles in thousand)
Interest income:
Interest on loans	7,667,485	8,706,372	9,479,867
Interest on investments available-for-sale	690,605	853,365	1,018,470
Interest on due from banks	52,243	32,818	48,626
Dividends from investments available-for-sale and trading securities	60,145	55,594	51,831
Fluctuation for derivative financial instruments	22,202	207,938	44,500
Interest on trading securities	70,542	68,538	86,568
Other interest and similar income	37,644	67,402	87,693
Total interest income	8,600,866	9,992,027	10,817,555

Interest expenses:
Deposits and obligations	831,350	859,797	1,062,751
Bonds and notes issued	749,691	753,174	805,351
Due to banks and correspondents	420,617	758,396	822,514
Loss from hedging derivatives instruments	-	-	-
Other interest expenses	189,404	155,766	224,098
Total interest expense	2,191,062	2,527,133	2,914,714
Net interest income	6,409,804	7,464,894	7,902,841

Our net interest income increased by 5.9% in 2016 compared to 2015, and increased by 16.5% in 2015 compared to 2014.

Interest and similar income increased by 8.3% in 2016 compared to 2015, after increasing by 16.2% in 2015 compared to 2014. The increase in 2016 was mainly due to higher income from interest on loans, in line with expansion in Soles denominated loans and higher margin segments (See Item 5.Operating and financial review and prospects – 5.A. Operating results –(3) –Financial Position – 3.1 Total Assets – (i) Loan evolution); and, to a lesser extent, higher income for interest on investments available-for-sale.

The average balance of our foreign currency denominated loan portfolio decreased by 0.1% to S/36,942.5 million in 2016, as compared to S/36,987.5 million in 2015, which was a 3.3% increase compared to S/35,815.5 million in 2014.The average balance of our Sol-denominated loan portfolio increased by 15.8% to S/56,028.0 million in 2016, compared to S/48,398.0 million in 2015, which was a 34.0% increase from S/36,120.2 million in 2014. Credicorp’s loan portfolio expanded in connection with economic growth in Peru (3.9% and 3.3% real GDP growth in 2016 and 2015 respectively), due to growth in commercial loans.

Our average nominal interest rates earned on loans decreased from 10.7% in 2014 to 10.2% in 2015 and 2016. The average nominal interest rate for foreign currency-denominated loans decreased from 6.4% in 2014 to 6.3% in 2015, and then increased to 6.4% in 2016. Average nominal interest rates for Sol-denominated loans decreased from 14.9% in 2014 to 13.2% in 2015, and then to 12.72% in 2016.

Interest expense increased in 2016 by 15.3% to S/2,914.7 million compared to an interest expense in 2015 of S/2,527.1 million, which was an increase of 15.3% compared to S/2,191.1 million in 2014. The increase in interest expense during 2016 was principally due to higher expenses for Interest on deposits and obligations, in line with (i) higher average volume of deposits, and (ii) the de-dollarization of deposits (in average balances for the year). Time deposits, which imply the highest costs, contracted. Nevertheless, as we explained in “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information - 10.4 Deposits”, the time deposits that posted a decrease were exclusively those denominated in foreign currency while those denominated in Soles expanded. The aforementioned put pressure on the interest expense and, consequently, on the funding cost given that lower cost deposits (foreign currency denominated) were replaced with higher rate deposits (Sol denominated).

Our average interest-bearing foreign currency denominated deposits increased 8.8% to S/51,772 million in 2016 from S/47,590 million in 2015. This followed a 23.7% increase in 2015 from S/38,478 million in 2014. Our average interest-bearing Sol-denominated deposits increased by 5.7% in 2016 to S/37,405 million from S/35,374 million in 2015, and increased by 3.3% in 2015 from S/34,249 million in 2014.

Average nominal interest rates paid on foreign currency-denominated deposits was 0.70% in 2014, 2015 and 2016. Average nominal interest paid on Sol-denominated deposits decreased from 1.9% in 2014 to 0.8% in 2015, and then increased to 2.2% in 2016.

Our net interest margin (net interest income divided by average interest-earning assets) was 5.36% in 2016, 5.42% in 2015 and 5.79% in 2014. See “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information”. The drop in net interest margin was associated with the increase in average interest earning assets, which was attributable to both an increase in loans and to growth in investments. The latter did not contribute to interest income to the same extent as loans, which meant that growth in net interest income was lower and diluted among higher levels of average interest earning assets.

2.1.2	Provision for loan losses

We classify all of our loans and other credits by risk category. We establish our allowance for loan losses based on criteria established by IAS 39 (see “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”). We do not anticipate that the expansion of our loan portfolio or the development of our subsidiaries’ activities will require a change in our allowance policy.

The following table sets forth the changes in our allowance for loan losses:

	Year ended December 31,
	2014	2015	2016
	(Soles in thousand)
Allowance for loan losses at the beginning of the year	2,385,958	3,102,096	4,032,219
Additional provisions	1,715,809	1,880,898	1,785,495
Recoveries of written-offs	198,333	171,279	277,714
Write-offs	(1,272,218)	(1,471,322)	(1,612,138)
Monetary correction and Other	74,214	349,268	(66,598)
Allowance for loan losses at the end of the year	3,102,096	4,032,219	4,416,692

We recorded additional provisions for loan losses of S/1,785.5 million in 2016 and S/1,880.9 million in 2015. Total write-offs amounted to S/1,612.1 million in 2016 and S/1,471.3 million in 2015. Total recoveries of write-offs reached S/277.7 million in 2016 and S/171.3 million in 2015, constituting a 62.1% increase in 2016. Loan loss provision expense in 2016 included S/59.5 million required by BCP Bolivia (compared to S/43.8 million in 2015).

Total allowance for loan losses, which amounted to S/4,416.7 million in 2016, include the allowance for direct credits and indirect credits of approximately S/4,207.1 million and S/209.6 million, respectively.

2.1.3	Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2014	2015	2016
	(Soles in thousands)
Commissions and fees	2,521,829	2,644,191	2,771,561
Net gains from sales of securities	220,737	248,723	336,759
Net gains on foreign exchange transactions	453,405	773,798	698,159
Net gain on financial assets at fair value through profit or loss	-	-	51,667
Other income	639,572	325,666	344,460
Total non-interest income	3,835,543	3,992,378	4,202,606

Our non-interest income, without including net earned premiums, increased by 5.3% to S/4,202.6 million in 2016 compared to S/3,992.4 million in 2015, which was an increase of 4.1% compared to S/3,835.5 million in 2014. The increase in 2016 was primarily due to an increase in commissions and fees, net gains from sales of securities and net gain on financial assets at fair value through profit or loss.

Commissions and fees increased by 4.8% to S/2,771.6 million in 2016 compared to S/2,664.2 million in 2015, which was an 4.9% increase from S/2,521.8 million in 2014. The increase in commissions and fees from 2015 to 2016 were primarily due to an increase in maintenance of accounts, transfers and credit/debit card services contingent loan and foreign trade fees and brokerage, securities and custody services.

Net gains from sales of securities increased 35.4% to S/336.8 million in 2016 compared to S/248.7 million in 2015, which was an increase of 12.7% from S/220.7 million in 2014. The increase in 2016 and 2015 were primarily due to the increased volatility observed in capital markets, which caused the appreciation of stock prices in our investment portfolio.

Net gains on foreign exchange transactions decreased 9.8% to S/698.2 million in 2016 compared to S/773.8 million in 2015, which was an increase of 70.7% from S/453.4 million in 2014. Higher gains in 2015 compared to 2014 were primarily due to larger spread in our currency exchange positions.

Other income increased by 5.8% to S/344.5 million in 2016, compared to S/325.7 million in 2015, which was an decreased of 49.1% from S/639.6 million in 2014. The decrease in 2015 was primarily due to a decrease in income from medical services and sales of medicines, which amounted to S/133.8 million in 2015 compared to S/460.9 million in 2014 (as a consequence of the agreement between Pacifico and Banmedica) which offset the increase in real estate rental income, which amounted to S/26.4 million in 2015 compared to S/18.5 million in 2014.

2.1.4	Insurance Premiums and Claims on Insurance Activities

The following table reflects the earned premiums and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2014	2015	2016
	(Soles in thousands)
Written premiums	2,658,798	2,193,755	2,296,893
Premiums ceded to reinsurers, net	(493,016)	(470,112)	(503,586)
Assumed from other companies	23,884	10,335	5,808
Net earned premiums	2,189,666	1,733,978	1,799,115
Net claims incurred	(270,756)	(256,361)	(244,777)
Increase in costs for future benefits for life and health policies	(1,155,977)	(775,298)	(854,128)
Total net premiums and claims	762,933	702,319	700,210

For further detail, please see Notes 24 and 25 to the Consolidated Financial Statements.

2.1.5	Operating Expenses

The following table reflects the components of our operating expenses:

	Year ended December 31,
	2014	2015	2016
	(Soles in thousands)
Salaries and employee benefits	2,673,431	2,878,318	2,942,743
Administrative expenses	1,930,483	1,995,802	2,094,678
Depreciation and amortization	433,787	396,497	407,061
Other	1,037,395	694,047	623,628
Total operating expenses	6,075,096	5,964,664	6,068,110

Personnel expenses (salaries and employee benefits) increased 2.2% in 2016, after 7.7% increase in 2015. The number of our personnel decreased to 33,282 employees in 2016 from 33,658 in 2015 and 32,452 in 2014.

Our general and administrative expenses (which include taxes other than income taxes) increased by 5.0% in 2016, after increasing 3.4% in 2015. The increase in 2016 resulted primarily from higher expenses in repair and maintenance, marketing and taxes and contributions.

Depreciation and amortization increased by 2.7% to S/407.1 million in 2016 from S/396.5 million in 2015.

Other expenses decreased by 10.1% in 2016, after decreasing 33.1% in 2015. The decrease net in 2016 was mainly due to lower impairment loss on goodwill, which amounted to S/0.1 million in 2016 in comparison with S/82.4 million in 2015; lower impairment loss on available for sale investments, which amounted to S/14.5 million in 2016 in comparison with S/43.8 million in 2015; that offset and increased commissions from insurance activities, which amounted to S/272.9 million in 2016 in comparison with S/231.5 million in 2015.

2.1.6	Translation Result

The translation result reflects exposure to appreciation of net monetary positions in foreign currencies, principally U.S. Dollars in 2016, 2015 and 2014 and Soles in previous years. We recorded a translation loss of S/60.6 million in 2016, translation gain of S/46.6 million in 2015 and a translation gain of S/172.1 million in 2014.

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

As of December 31, 2016, 2015 and 2014, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). As of December 31, 2013, Credicorp’s net foreign exchange balance was the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

2.1.7	Income Taxes

We are not subject to income taxes, taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under Peruvian tax law. The statutory income tax rate payable in Peru since 2004 is 30% of taxable income. At December 31, 2016 and 2015, the Peruvian statutory income tax rate was 28% on taxable profit after calculating the workers’ profit sharing, which is determined using a 5% rate. As established by Legislative Decree N° 1261, published on December 10, 2016, the income tax rate in Peru with effect from fiscal year 2017 will be 29.5%.

An additional 6.8% withholding tax is applied on dividends, which we register as income tax based on the liquid amount received from BCP, Grupo Crédito and Grupo Pacifico. Through Legislative Decree N°1261, published on December 11, 2016, the withholding tax on dividends for the profits generated was increased according to the following terms:

Rate for the profits generated in the years	%
Until 2014	4.1
2015 and 2016	6.8
From 2017 onward	5.0

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

The Bolivian statutory income tax rate is 25%. Financial entities have an additional rate if the return on equity exceeds 6 percent. In that case, an additional 22% must be considered, with which the rate becomes 47%.

Also, for the years 2016 and 2015, the Chilean statutory Income Tax rate (First Category Tax) for resident legal entities is 24 percent and 22.5 percent, respectively. In the last quarter of 2016, companies domiciled in Chile had to choose between the attributed income system or the semi-integrated system in order to determine Income Tax with effect from fiscal year 2017. The income tax rate for the attributed income system will be 25 percent from the year 2017 and the semi-integrated system will be 25.5 percent for the year 2017 and 27 percent from the year 2018. The additional tax rate is maintained at 35 percent.

In the case of Colombia, the income tax rate for the years 2016 and 2015 was 25%. With the tax reform of December 2016, the income tax rate for 2017 will be 34% plus a surcharge of 6%. In 2018, it will be 33% plus a surcharge of 4%. Finally, with effect from 2019, the rate will be only 33%.

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2016, 2015 and 2014, no taxable income was generated from their operations in the United States of America.

Tax expenses paid by the subsidiaries increased to S/1,281.4 million in 2016 from S/1,197.2 million in 2015, which was an increase from S/968.2 million in 2014. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2014, 2015 and 2016 were 28.57%, 27.46% and 26.20%, respectively.

(3)	Financial Position

3.1	Total Assets

The following table shows changes to the principal assets of Credicorp from 2014 through 2016:

	2014	2015	2016	2016 - 2015	2015 - 2014
	Soles in millions			% Change	% Change
Cash and due from banks	21,690	22,392	16,646	(25.7)%	3.2%
Cash collateral, reverse repurchase agreements and securities borrowings	5,543	11,027	10,920	(1.0)%	98.9%
Trading securities	2,526	2,323	4,015	72.8%	(8.0)%
Investments available-for-sale	15,748	18,769	18,686	(0.4)%	19.2%
Investments held-to-maturity	2,668	3,582	5,118	42.9%	34.3%
Net loans	76,522	86,488	90,562	4.7%	13.0%
Other assets (1)	10,137	10,899	10,488	(3.8)%	7.5%
Total assets	134,834	155,480	156,435	0.6%	15.3%

(1) Includes Financial assets designated at fair value through profit and loss, Premiums and other policies receivable, Accounts recivable from reinsurers and coinsurers, Property, furniture and equipment, Other assets.

As of December 31, 2016, Credicorp had total assets of S/156.4 billion, an increase of 0.6% compared to total assets of S/155.5 billion as of December 31, 2015. . As of December 31 2014, total assets were S/134.8 billion. In 2016, net loans increased by 4.7%. Investments available-for-sale and investments held-to-maturity increased mainly due to an increase in governments’ treasury bonds, BCRP certificates of deposit and corporate, leasing and subordinated bonds.

As of December 31, 2016, our total loans, which correspond to direct loans including accrued interest and excluding unearned interest, were S/94,768.9 million that represented 60.6% of total assets. Loans net of allowance for loan losses, were S/90,561.8 million. As of December 31, 2015, our total loans were S/90,328.5 million, which represented 58.1% of total assets, and net of allowance for loan losses were S/86,488.2 million. From December 31, 2015 to December 31, 2016 our total loans increased by 4.9%, and net of allowance for loan loss increased by 4.7%.

Our total deposits with the Peruvian Central Bank decreased to S/8,642.7 million as of December 31, 2016 from S/13,953.8 million as of December 31, 2015 (our total deposits with the Peruvian Central Bank were S/14,003.8 million in 2014). Our securities holdings (which include trading securities, available-for-sale and held-to-maturity investments) increased by 12.8% to S/27,819.1 million as of December 31, 2016 from S/24,674.1 million as of December 31, 2015 as compared to S/20,941.6 million in 2014. The increase of the securities portfolio in 2016 was primarily due to higher investments in governments’ treasury bonds, BCRP certificates of deposit and corporate, leasing and subordinated bonds.

(i)	Loan evolution

The increase of 4.9% of Credicorp’s total loans from 2015 to 2016 was a result of the expansion of BCP’s total loans, mainly of retail banking segments, as well as a higher level of total loans in BCP Bolivia and Mibanco. The following table shows the composition of Credicorp’s total loan portfolio in year-end balances:

	2014	2015	2016	2015 - 2014	2016- 2015	2016 - %		2015-%
Total year-end balances	Soles in millions			% Change		LC	FC	LC	FC
BCP	66,735	75,793	79,102	13.6%	4.4%	62.0%	38.0%	63.0%	37.0%
Mibanco (2)	7,631	7,911	8,712	3.7%	10.1%	98.0%	2.0%	96.4%	3.6%
Bolivia	3,525	4,732	5,486	34.2%	15.9%	-	100.0%	-	100.0%
ASB	2,521	3,175	3,128	25.9%	-1.5%	-	100.0%	-	100.0%
Others (3)	(903)	(1,283)	(1,659)	N/A	N/A	-	-	-	-
Total loans	79,509	90,328	94,769	13.6%	4.9%	59.1%	40.9%	59.9%	40.1%

(1) Includes BCP Panama, BCP Miami, do not include the loan of BCP to BAP for the sale of BCI shares.

(2) Includes Edyficar and Mibanco.

(3) Includes other banking and elimination for consolidation.

Approximately 59.10% of Credicorp total loans are denominated in local currency, mainly as a result of an increase in BCP’s LC loans, which was due to BCRP’s de-dollarization program that set, among other points, goals for progressive de-dollarization by June 2015, December 2015 and December 2016 for the following portfolios:

▪	the total foreign currency portfolio (excluding loans for foreign trade and loans issues for more than 3 years for amounts that exceed US$10 million); and
▪	the mortgage and car portfolios as a whole.

In 2016, BCP’s retail banking loan book grew 5.2% in average daily balances due primarily to expansion in local currency loans across all of the portfolio’s segments. This growth was led by the mortgage, SME-Business and Credit card segments. The variation in retail banking was due to:

▪	Mortgage loans grew 2.8% in 2016. Since mid-2013, disbursements in mortgage loans have been made primarily in LC and reached levels of 100% in most months.
▪	The SME-Business loans grew 15.7% in 2016. The increase was in the LC portfolio, which reflects Credicorp’s efforts to de-dollarize this portfolio. Although approximately 52% of loans in this segment are denominated in foreign currency, the total SME-Business loans only represent approximately 5% of Credicorp’s total portfolio.
▪	The Credit Card segment expanded in both LC and FC. The FC loans in the credit card segment are associated with purchases in U.S. Dollars outside of Peru made over the internet or during trips by clients who pay in full at the payment date.

▪	SME-Pyme loans grew 5.4% as a result of the loan expansion during the second half of 2016.

▪	The Consumer segment posted growth of 1.8% in 2016, mainly due to expansion of the LC portfolio.

Mibanco’s loan portfolio grew 10.1% in 2016 due to a recovery in loan origination, after the acquisition of Mibanco and a subsequent clean-up process during 2015. The speed of origination is still below Mibanco’s expected potential, which reflects the bank’s focus on prioritizing portfolio quality over accelerating the pace of loan growth, in light of the current macroeconomic context.

BCP Bolivia and ASB loans accounted for 9.1% of Credicorp’s total loan portfolio. BCP Bolivia loan portfolio increased 15.9% and ASB loan portfolio decreased 1.5% in 2016. Both portfolios account for the appreciation of the Bolivian Pesos and the U.S. Dollar against the Sol. BCP Bolivia’s increase in loans is consistent with the expansion of its retail banking portfolio. The aforementioned was a result of higher volume posted for mortgage and personal loans after the Bolivian Government set lower financing rates for the regulated portfolio (productive sector and social housing), which pursuant to Bolivian law must account for 60% of total loans at the end of 2018.

The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:

Local currency	2014	2015	2016	2015 - 2014	2016 - 2015
year-end balances	Soles in millions			% Change
BCP	35,751	47,728	49,032	33,5%	2.7%
Mibanco (1)	7,083	7,623	8,536	7.6%	12.0%
Bolivia	-	-	-	N/A	N/A
ASB	-	-	-	N/A	N/A

(1) Includes Edyficar and Mibanco.

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:

Foreign currency	2014	2015	2016	2015 - 2014	2016 - 2015
year-end balances	U.S. Dollars in millions			% Change
BCP	10,377	8,227	8,960	(20.7)%	8.9%
Mibanco (1)	219	84	53	(61.6)%	(36.9)%
Bolivia	1,181	1,387	1,635	17.4%	17.9%
ASB	844	931	932	10.3%	0.1%

(1) Includes Edyficar and Mibanco.

The following table shows the composition of BCP Stand-alone’s loan portfolio, measured in average daily balances. The table includes average daily balances for the last quarter of each year, as a proxy to the year-end balances:

	2014	2015	2016	2015 - 2014	2016 - 2015
	Soles in millions			% Change	% Change
Wholesale Banking	34,459	40,862	41,040	18.6%	0.4%
Corporate	21,828	26,818	27,310	22.9%	1.8%
Middle-Market	12,631	14,044	13,730	11.2%	-2.2%
Retail Banking	30,314	34,250	36,026	13.0%	5.2%
SME-Pyme	7,084	7,429	7,833	4.9%	5.4%
SME-Business	3,184	4,064	4,703	27.6%	15.7%
Mortgage	10,951	12,164	12,507	11.1%	2.8%
Consumer	5,863	6,442	6,557	9.9%	1.8%
Credit card	3,232	4,152	4,427	28.5%	6.6%
Others	457	630	734	37.8%	16.5%
Total loans	65,230	75,743	77,799	16.12%	2.72%

3.2	Total Liabilities

	2014	2015	2016	2016 - 2015	2015 - 2014
	Soles in millions			% change
Demand deposits	25,158	28,500	28,506	0.0%	13.3%
Saving deposits	21,209	24,905	26,684	7.1%	17.4%
Time deposits	22,908	25,999	22,531	(13.3)%	13.5%
CTS	6,848	7,183	7,118	(0.9)%	4.9%
Bank's negotiable certificates	660	1,721	744	(56.8)%	160.8%
Interest payable	264	299	333	11.4%	13.3%
Total deposits	77,047	88,607	85,916	(3.0)%	15.0%

Payables from to repurchase agreements and security lending	8,308	14,600	15,128	3.6%	75.7%
Due to banks and correspondents	9,217	7,762	7,494	(3.5)%	(15.8)%
Bonds and notes issued	15,105	16,288	15,940	(2.1)%	7.8%
Other liabilities	10,531	11,495	11,840	3.0%	9.2%
Total liabilities	120,208	138,752	136,318	(1.8)%	15.4%

As of December 31, 2016, we had total liabilities of S/136.3 billion, a 1.8% decrease from S/138.8 billion as of December 31, 2015, which was an increase compared to S/120.2 billion in 2014. As of December 31, 2016, we had total deposits of S/85.9 billion, a 3.0% decrease from S/88.6 billion on December 31, 2015 which was a 15.0% increase compared to S/77.0 billion in 2014.

We have structured our funding strategy to maintain low levels of currency and duration mismatch between our assets and liabilities. As of December 31, 2016, Credicorp accounted for (i) 42.2% of all total savings deposits in the Peruvian banking system, (ii) 36.1% of all demand deposits in the Peruvian banking system and (iii) 29.0% of all time deposits in the Peruvian banking system, which, according to the SBS, is the highest of any Peruvian bank in all three types of deposits. Furthermore, as of December 31, 2016, Credicorp accounted for 34.4% of all total deposits in the Peruvian banking system. As of December 31, 2016, we had 45.7% of the entire Peruvian banking system’s CTS deposits, a decrease from 47.8% as of December 31, 2015 and 49.9% as of December 31, 2014, according to the SBS. We believe that we have traditionally attracted a high percentage of the savings, demand and time deposits markets because of our reputation as a sound institution, our extensive branch network and the quality of our service.

For further discussion, see “Item 4. Information on the Company – 4.B Business Overview - (5) Review of 2016 – 5.2 financial performance – 5.2.2 Funding structure”.

3.3	Total Equity

	2014	2015	2016	2016 - 2015	2015 - 2014
	Soles in millions			% Change
Capital stock	1,319	1,319	1,319	0.0%	0.0%
Treasury stock	(208)	(209)	(209)	0.0%	0.5%
Capital surplus	303	284	281	(1.1)%	(6.3)%
Reserves and put options	9,129	10,882	13,539	24.4%	19.2%
Other reserves	1,023	763	1,210	58.6%	(25.4)%
Retained earnings	2,413	3,089	3,517	13.9%	28.0%
Equity before minority interest	13,979	16,128	19,657	21.9%	15.4%
Non-controlling interest	647	600	460	(23.3)%	(7.3)%
Total equity	14,626	16,728	20,117	20.3%	14.4%

As of December 31, 2016, we had total equity of S/20.1 billion, a 20.3% increase from S/16.7 billion as of December 31, 2015, which was an 14.4% increase compared to S/14.6 billion in 2014.

During 2016, 2015 and 2014 the shares have been 94,382,317 at US$5.00 par value. As mentioned in Note 18 of Consolidated Financial Statements, at December 31, 2016 treasury stock comprises the par value of 14,915,537 shares of Credicorp, which include 14,620,845 shares corresponding to Credicorp held by ASHC, a subsidiary of Credicorp, as it is explained in ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - 7. A Major Shareholders. The remaining 294,692 shares correspond to the Long-term compensation program of Credicorp for its key employees.

At the Board meetings held on February 24, 2016, February 25, 2015 and February 25, 2014, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,316.4 million , S/1,820.5 million and S/1,200.9 million, respectively.

During 2016, 2015 and 2014, Credicorp paid cash dividends, net of the effect of treasury shares, of approximately US$184.7 million, US$174.4 million and US$151.5 million, respectively (equivalent to approximately S/653.3 million, S/540.0 million and S/429.4 million, respectively ). In this sense, during the years 2016, 2015 and 2014, cash dividend payouts per share totaled US$2.3, US$1.8 and US$1.9, respectively in accordance with current Peruvian legislation; there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2016 and 2015 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 6.8 percent withholding tax and at December 31, 2014, the withholding rate was 4.1 percent.

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
(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (i.e., earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); and

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

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group under IFRS rules, as of December 31, 2014, 2015 and 2016:

Regulatory Capital and Capital Adequacy Ratios
Soles in Thousands	2014	2015	2016
Capital stock	1,318,994	1,318,993	1,318,993
Treasury Stocks	-208,184	-208,978	-209,322
Capital Surplus	302,941	284,171	280,875
Legal and other capital reserves (1)	9,316,314	11,222,405	13,539,091
Non-controlling interest	420,920	376,318	324,474
Loan loss reserves	1,144,288	1,293,802	1,337,942
Perpetual subordinated debt	746,500	852,750	839,000
Subordinated debt	4,598,249	5,037,176	5,108,527
Investments in equity and subordinated debt of financial and insurance companies	-500,100	-928,018	-728,626
Goodwill	-762,112	-633,877	-636,245
Deduction for subordinated debt limit (50% of Tier I excluding deductions)	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital)	-	-	-
Total Regulatory Capital (A)	16,377,810	18,614,741	21,174,710
Tier I	9,637,886	10,843,056	12,121,151
Tier II + Tier III	6,739,922	7,771,685	9,053,559
Financial Consolidated Group (FCG) Regulatory Capital Requirements	13,425,648	15,562,251	16,495,175
Insurance Consolidated Group (ICG) Capital Requirements	871,955	964,728	961,365
FCG Capital Requirements related to operations with ICG	-137,255	-126,149	-197,486
ICG Capital Requirements related to operations with FCG	-	-	-
Total Regulatory Capital Requirements (B)	14,160,348	16,400,831	17,259,053
Regulatory Capital Ratio (A) / (B)	1.16	1.13	1.23
Required Regulatory Capital Ratio (2)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 10,571 million) and optional capital reserves (PEN 2,954 million).

(2) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00)

(2)	Liquidity Risk

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Soles-based transactions, and 20% for foreign exchange-based transactions. The aggregate average daily ratios of BCP and Mibanco during the month of December 2016 were 31.73% and 35.66% for Soles and foreign exchange-based transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacifico complied with all of their payment obligations.

The available sources of excess liquidity for Soles and foreign exchange-based transactions for BCP are as follows. Information with respect to BCP and Mibanco has been aggregated for December 2015 and 2016:

	2012	2013	2014	2015	2016
SOLES RATIO	S/ 000	S/ 000	S/ 000	S/ 000	S/ 000
CURRENT ASSETS
Cash	1,333,246	2,007,983	2,550,062	2,233,768	2,131,788
Deposits in BCRP and deposits in Peruvian banks	4,705,925	3,208,205	831,326	657,023	948,842
Peruvian Government treasury bonds and BCRP certificates of deposit	7,754,813	5,066,398	3,363,310	6,686,175	8,634,453
Others	1,031	4,363	14,131		40,411
Total	13,795,015	10,286,949	6,758,829	9,576,966	11,755,493
CURRENT LIABILITIES
Demand deposits	9,563,505	9,235,497	10,006,248	9,493,236	10,233,993
Saving deposits	8,527,519	9,644,537	10,481,434	11,443,247	12,591,901
Time deposits	9,574,264	8,287,408	7,845,596	10,796,239	11,643,949
Others	395,878	1,839,144	608,878	2,180,340	2,582,533
Total	28,061,166	29,006,586	28,942,157	33,913,062	37,052,376
Current ratio	49.16	35.46	23.35	28.24	31.73

162

	2012	2013	2014	2015	2016
FOREIGN EXCHANGE RATIO	S/ 000	S/ 000	S/ 000	S/ 000	S/ 000
CURRENT ASSETS
Cash	224,882	266,038	312,437	318,747	413,027
Deposits in BCRP and deposits in Peruvian banks	3,783,718	4,721,062	4,881,605	4,193,257	3,578,883
Peruvian Government treasury bonds and BCRP certificates of deposit	25,518	83,155	26,927	123,156	0
Others	226,356	114,801	95,734	216,234	153,400
Total	4,260,474	5,185,056	5,316,703	4,851,395	4,415,310
CURRENT LIABILITIES
Demand deposits	3,605,608	3,973,119	4,675,115	4,604,779	4,682,113
Saving deposits	2,154,482	2,298,928	2,629,064	3,135,044	3,399,034
Time deposits	2,016,089	3,059,009	2,212,701	3,528,667	2,252,924
Others	1,485,937	1,742,132	1,899,361	1,783,898	1,291,847
Total	9,262,116	11,073,188	11,416,241	13,052,389	11,625,918
Current ratio	46.25	46.83	46.57	37.17	35.66

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

Corporate policies have been implemented by the Group for liquidity risk management. These policies are consistent with the particular characteristics of each operating segment, in where each of the Group companies operate. Risk Management heads establish limits and autonomy models to determine the adequate liquidity indicators to be managed

Commercial banking: Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and ASB is based on indicators such as the Internal Liquidity Coverage Ratio (ILCR) which measures the amount of liquid assets available to meet needs that would result from cash outflows within a given stress scenario for a period of 30 days, and the Internal Ratio of Stable Net Funding , which is intended to ensure that long-term assets are financed with a minimum number of stable liabilities within a prolonged liquidity crisis scenario; the latter indicator functions as a minimum compliance mechanism that supplements the ILCR. The core limits of these indicators are 100% and any excess is presented to the Credicorp Treasury Risk Committee, Credicorp Risk Management Committee and ALM of the respective subsidiary.

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

Investment banking: Liquidity risk in Credicorp Capital (Credicorp Capital Colombia Correval, Inversiones IMT and Credicorp Capital Peru) principally affects the security brokerage. In managing this risk, limits on the use of liquidity have been established as well as processes to promote matching maturities by dealing desk.Follow-up liquidity assesments are performed on a daily basis for a short-term horizon covering imminent settlements. If short-term unmatched maturities are observed, repos are used. On the other hand, structural risk of Credicorp Capital is not significant given the low levels of debt, which are monitored regularly using financial planning tools.

The following table presents our core deposits, other deposits and other sources of funds without accrued interest:

	At December 31,
	2014	2015	2016
	(Soles in thousands, except percentages)
Core Deposits:
Demand deposits	25,158,454	28,499,990	28,506,270
Savings deposits	21,208,831	24,904,565	26,684,134
CTS	6,848,397	7,183,421	7,117,685
Total core deposits	53,215,682	60,587,976	62,308,089

Other Deposits:
Time deposits	22,907,906	25,999,186	22,531,305
Bank certificates	660,376	1,720,800	743,726
Total deposits	76,783,964	88,307,962	85,583,120

Payables from repurchase agreements and security lending	8,308,470	14,599,750	15,127,999

Due to banks and correspondents	9,179,839	7,736,738	7,455,184

Bonds and notes issued	14,934,630	16,094,120	15,750,467

Total sources of funds	109,206,903	126,738,570	123,916,770
Core deposits as a percent of total deposits	69.3%	68.6%	72.8%
Core deposits as a percent of total sources of liquid funds	48.7%	47.8%	50.3%

BCP is required to keep deposits with the Peruvian Central Bank as legal reserves. The amount of required deposits with the Peruvian Central Bank is determined as a percentage of the deposits and other liabilities owed by BCP to its clients. The requirement is currently approximately 6.5% of BCP’s Soles-denominated deposits and approximately 25.89% of BCP’s U.S. Dollar-denominated deposits as of December 31, 2016. See “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation – 9.2 BCP and Mibanco– 9.2.7 The Peruvian Central Bank Reserve Requirements.” Legal reserves are intended to ensure availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Peruvian Central Bank and our investments in Peruvian Central Bank certificates of deposits:

	At December 31,
	2014	2015	2016
	(Soles in thousand, except percentages)
Funds at Central Bank
Deposits	14,003,756	13,953,839	8,642,656
Certificates of deposits	4,607,896	6,006,110	7,066,653
Total funds at Central Bank	18,611,652	19,959,949	15,709,309
Total funds at BCRP as a percent of total deposits	24.2%	22.5%	18.4%

BCP at times has accessed Peru’s short-term interbank deposit market, although it is generally a lender in this market. The Peruvian Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP.

As of December 31, 2016, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide, Corporación Andina de Fomento (CAF), and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) ranging from 0.44% to 11.43%. As of December 31, 2016, we maintain S/7,047.0 million in such credit lines, secured by the collection of BCP’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. See Notes 15(a) and (c) to the Consolidated Financial Statements. As of December 31, 2016, borrowed funds due to banks and correspondents amounted to S/7,493.9 million as compared to S/7,762.5 million in 2015 and S/9,217.3 million in 2014.

A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2016, BCP had S/100.0 million of outstanding leasing bonds, compared to S/100.0 million in 2015 and S/100.1 million in 2014. These bonds have maturities of up to two years. See Note 17 to the Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2014	2015	2016
	(Soles in million)
Issued bonds
Senior notes	-	-	1,007
Corporate bonds	313	100	561
Subordinated bonds	783	70	100
Subordinated debt	122	-	-
Total issuance	1,218	170	1,668

In April, June and November of 2016, BCP issued corporate bonds due in April, June and November of 2019, respectively, for S/172.9 million, S/150.0 million and S/138.4 million, respectively, with a fixed annual interest rates of 6.41%, 5.59% and 5.63%, respectively; and in June 2016, Mibanco issued corporate bonds due in June 2019 for S/100.0 million with a fixed annual interest rate of 7.16%. Also, in May 2016, Mibanco issued subordinated bonds due in May 2026 for S/100 million with a fixed annual interest rate of 8.50%.

Additionally, in October of 2016, BCP issued senior notes due in October of 2019 for US$300.0 million (equivalent to S/1,006.8 million as of December 31, 2016) with a fixed annual interest rate of 2.25%.

In July 2015, Mibanco issued corporate bonds due in July 2018 for S/100 million with fixed annual interest rates of 6.56%; also in 2015, BCP Bolivia issued subordinated bonds due in August 2022 for Bs137.2 million (equivalent to S/69.7 million as December 31, 2015) with a fixed annual interest rate of 5.25%.

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

We expect that 2017 will show an economic environment of relatively low growth for Peru and in particular in terms of internal demand, which grew only 0.8% in 2016. The Peruvian economy continues facing the challenge of decreasing foreign private investment. This economic environment represents a challenging scenario mainly for Credicorp’s banking business.

In the middle of an scenario of still low loan growth in the banking business, we will continue to roll out our strategy to strengthen risk management in Retail Banking segments by using approval models and engaging in follow-up and collections that are calibrated and aligned with price models to achieve anticipated profitability levels. We will focus on improving our clients’ experience through different points of access and in particular, by improving and innovating our on-line banking venue. As such, we will continue to seek an adequate balance between market share, profitability and operating efficiency.

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

In the insurance business we expect to grow through diverse channels, in particular by strengthening the bancassurance strategy to take advantage of synergies that can be developed in the group. In 2017, we will seek to generate more efficiencies mainly through the merger of the life and property & casualty insurance businesses.

In 2017, the pension fund business will continue to focus on improving the public’s perception of our business and on increasing its credibility at the market level. To strengthen long-term sustainability and the business strategy, we will strive to optimize risk management; innovate through our on-line channels; and strengthen client retention.

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

The following table reflects our off-balance sheet arrangements as of December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
	(Soles in thousand)
Off-balance-sheet exposure
Guarantees and stand-by letters	15,892,731	17,415,674	18,000,311
Import and export letters of credit	1,426,727	1,589,006	1,831,674
Sub Total	17,319,458	19,004,680	19,831,985

Responsibilities under credit line agreements	17,061,832	23,002,691	25,812,963
Forwards (notional amount)	17,278,607	11,472,027	9,313,965
Currency swaps (notional amount)	8,554,597	16,586,466	7,518,170
Options (notional amount)	1,980,405	2,135,684	2,747,601
Interest rate swaps (notional amount)	16,999,359	19,306,073	36,530,627
Cross currency swaps (notional amount)	25,413	644,398	1,880,775
Cross currency swaps and interest rate swaps (notional amount)	238,880	272,880	268,480
Total	79,458,551	92,424,899	103,904,566

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

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2016 and 2015, the nominal amounts for forward currency purchase and sale agreements were approximately S/9,314.0 million and S/11,472.0 million, respectively, which in general have maturities of less than one year.

These agreements are entered into to satisfy client requirements and are recognized in the Consolidated Financial Statements at their fair value. As of December 31, 2016, the forward contracts net position is an over-sell of U.S. Dollars of approximately S/1,183.3 million compared to an over-sell of approximately S/5,984.3 million as of December 31, 2015.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2016, the notional amount of open interest rate and currency swap contracts was approximately S/44,048.8 million, compared to approximately S/35,892.5 million as of December 31, 2015, see Note 12(b) to the Consolidated Financial Statements.

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2016, the notional amount of cross-currency swap contracts were approximately S/2,149.3 million compared to approximately S/917.3 million as of December 31, 2015, see Note 12(b) to the Consolidated Financial Statements.

As of December 31, 2016, the fair values of the asset and liability forward-exchange contracts, options and interest rate and cross-currency swaps amounted approximately to S/942.6 million and S/673.0 million, respectively (compared to approximately S/1,475.5 million and S/942.5 million as of December 31, 2015) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively, see Note 12(b) to the Consolidated Financial Statements.

Responsibilities under credit line agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

5. F	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2016.

		Payments due by period
	Total as of December 31, 2016	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Soles in thousand)
Borrowed funds	5,253,826	3,772,967	889,229	253,365	338,266
Promotional credit lines	1,793,205	156,988	325,619	301,235	1,009,363
Interbank funds	408,153	408,153	0	0	0
Time deposits	22,531,305	17,631,829	2,770,452	777,729	1,351,295
Operating lease obligations (1)	670,472	147,608	216,579	148,662	157,623
Total	30,656,961	22,117,545	4,201,879	1,480,991	2,856,547

(1)	Contractual obligations related to operating lease obligations include leasing of agencies, offices and ATM.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1)   Board of Directors

The following table sets forth information about the persons that serve as our directors:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	14
Raimundo Morales Dasso	Vice Chairman	9
Fernando Fort Marie	Director	35
Juan Carlos Verme Giannonni	Director	27
Benedicto Cigüeñas Guevara	Director	12
Martín Pérez Monteverde	Director	3
Luis Enrique Romero Belismelis(2)	Director	0
Patricia Lizárraga Guthertz(2)	Director	0

(1) Director of Credicorp, its subsidiaries or its predecessors as of December 31, 2016.

(2) Directors of Credicorp since 31/03/2017

Dionisio Romero Paoletti is the Chairman of the Board of Directors of Credicorp and Banco de Credito del Peru (BCP), and has been the Chief Executive Officer of Credicorp since 2009. Mr. Romero P. has served as a board member of BCP since 2003 and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also the Chairman of BCP Bolivia, PPS, Pacifico Vida, Alicorp S.A.A., Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A., and Agricola del Chira S.A., among others. Furthermore, Mr. Romero is the Vice Chairman of the Board of Directors of Inversiones Centenario S.A.A. (“Inversiones Centenario”) and Director of Cementos Pacasmayo S.A.A., Sierra Metals Inc., among others. Mr. Romero P. has a Bachelor’s Degree in Economics from Brown University, USA and a MBA from Stanford University, USA. He has served as Director and Chairman of the Board since 2009.

Raimundo Morales Dasso has been the Vice Chairman of the Board of Directors since April 2008. Prior to being elected to the Board of Directors, he served as our Chief Operating Officer and CEO of BCP, having joined BCP in 1980. Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices. His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group. From 1987 to 1990, he was the CEO of ASB. He rejoined BCP as the CEO in 1990 until March 2008. Currently, Mr. Morales is Chairman of the Board of Directors of ASB and Vice Chairman of the Board of Directors of Banco de Credito del Peru and Pacifico Peruano Suiza, Cia. de Seguros y Reaseguros. He is also a Member of the Board of Directors of Banco de Credito de Bolivia, Pacifico Vida, Cementos Pacasmayo S.A.A., Salmueras Sudamericanas S.A., Fosfatos del Pacifico S.A., Alicorp S.A.A., Grupo Romero, JJC Contratistas Generales S.A., Cerámica Lima S.A., Inversiones y Propiedades S.A. and member of the Board of Instituto Peruano de Economia. Mr. Morales received his Master’s degree in Finance from the Wharton School of Business, USA. He has served as Director of the Board of Credicorp since 2008.

Fernando Fort Marie is a lawyer and partner at the law firm of Fort Bertorini Godoy & Pollari Abogados S.A. Mr. Fort served as a Director of Banco de Credito del Peru - BCP from 1979 to 1987 and from March 1990 to the present. Mr. Fort also serves as chairman of Hermes Transportes Blindados S.A., Inversiones Centenario., Motores Diesel Andinos S.A. (MODASA) and Empresa Edelnor S.A.A. He has served as a Director of the Board of Credicorp since 1999.

Juan Carlos Verme Giannonni is a private investor and entrepreneur. He has served on the Board of Directors of BCP since March 1990. Mr. Verme is Chairman of Inversiones Centenario, and member of the Board of other Peruvian companies such as Celima, Corcesa, Medlab and Clinica Ricardo Palma. He is the Chairman of the Board of WWG Peru S.A., MALI (Lima’s Fine Arts Museum), and a Trustee of Tate Americas Foundation. Since November 2012, he has served as the Vice President of the Fundación Museo Reina Sofia of Madrid, Spain. He has served as a Director of the Board of Credicorp since 1995.

Benedicto Cigüeñas Guevara is an economist from Universidad Catolica del Peru and has a Master degree from the Colegio de Mexico. Mr. Cigüeñas completed studies of Statistics and Economics at the Centro Interamericano de Enseñanza del Estado, Chile; and the Advanced Management Program at Universidad de Piura, Peru. He has been a Director of Credicorp and of Banco de Crédito del Peru. He is also Director of ASB and Mibanco. Previously, he served as Financial Economic Advisor of BCP and as Chief Financial Officer (1992 – April 2004). He served as CEO and CFO of Banco de la Nacion, and as Peru’s Vice Minister of Economy and Finance. Also, he was an executive at Peruvian Central Bank, and Director of Banco Exterior de los Andes (Extebandes), Petróleos del Peru, Banco de la Nacion and Instituto Peruano de Administración de Empresas, among other institutions. He has served as a Director of the Board of Credicorp since 2014.

Martín Pérez Monteverde is a senior executive, who studied Business Administration, Marketing and Finance at the Universidad del Pacifico, and a graduate of the Senior Management Program of the Universidad de Piura and with a participation in the USA Wharton Management Congress of Wharton School University in Pennsylvania. He had a 25-year career, with 20 years of them in private activity, and 5 years in the public sector, including serving as a Congressman of the Republic of Peru, and Minister of State in the portfolio of Foreign Trade and Tourism. He is President of Universal Textil and Senso Consulting SAC. He is also Director of Inversiones Centenario, Pacifico Peruano Suiza, SIGMA Investment Funds Management Company (SAFI), Toyota of Peru, the Foreign Trade Company of Peru – COMEXPERU – and President of the National Confederation of Business Institutions Private – CONFIEP. He has served as a Director of the Board of Credicorp since 2014.

Luis Enrique Romero Belismelis received his Bachelor of Economic Science from Boston University (U.S.A.). Loan Officer at Atlantic Security Bank. He was CFO of Alicorp S.A.A., from 1997 to 2005, and previously between 1992 and 1997, held the position of Corporate Finance Manager and that of Chief Executive Officer of Romero Group companies at the Corporación General de Servicios S.A. He is currently Chairman of the Board of Directors of Ransa Comercial S.A., and Trabajos Maritimos S.A. (Tramarsa); Vice-Chairman of the Board of Directors of Alicorp S.A.A., Universal Textil S.A. and Director of Inversiones Centenario S.A., Banco de Crédito del Peru, Pacifico Peruano Suiza, Primax S.A., Terminal Internacional del Sur S.A. (TISUR), Palmas e Industrias del Espino S.A., R Trading S.A., and several companies in the industrial, commercial and services sector making up the Romero Group. Mr. Romero Belismelis is the cousin of Mr. Dionisio Romero Paoletti.

Ms. Patricia Lizárraga is an experienced Wall Street executive with over 25 years working in international mergers & acquisitions, capital markets, private equity and valuation experience. She is the Founder and Chief Executive Officer of Hypatia Capital Group, since 2007, and founder and major shareholder of family group Grupo del Ande. Ms. Lizárraga’s board experience includes as both President of the Board and Chair of the Audit Committee of non-profits, as well as private company board experience. She served as President of the Privatization Committee of Toll Roads of Peru. Ms. Lizárraga received her Bachelor of Arts degree from Yale University and her Master’s of Business Administration from Harvard Business School.

Codan Services serves as Corporate Secretary. Ms. Miriam Böttger is the Deputy General Secretary.

(2)   Executive Officers

Our management consists of certain principal executive officers of BCP, ASHC, Grupo Pacifico and Credicorp Capital. Credicorp believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and achieve synergies from cross-selling financial services and products (e.g., through BCP’s extensive branch network). Pursuant to Credicorp’s Bye-laws, the Board of Directors has the power to delegate its authority to oversee the day-to-day management of the company to one or more directors or officers. The following table sets forth the name, position and term of service for each of our executive officers.

Name	Position	Years served(1)	Entity
Dionisio Romero P.	Chief Executive Officer	8	Credicorp
Walter Bayly	Chief Operating Officer	24	Credicorp
Fernando Dasso	Chief Financial Officer	22	Credicorp
Alvaro Correa	Chief Insurance Officer	20	Credicorp
Reynaldo Llosa	Chief Risk Officer	18	Credicorp
Pedro Rubio	Executive Officer - Wholesale Banking	33	BCP
Gianfranco Ferrari	Executive Officer - Retail Banking and Wealth Management	21	BCP

(1)	Officer of Credicorp, its subsidiaries or its predecessors as of December 31, 2016.

Walter Bayly was named Chief Executive Officer of BCP, and Chief Operating Officer of Credicorp, effective April 2008. Prior to his role as Chief Executive Order, he was the Chief Financial Officer of the organization. Previously, Mr. Bayly held various other management positions within BCP, including managing the Wholesale Banking Group, Investment Banking as well as Systems and Reengineering. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa Mexico where he was Partner and Managing Director in Corporate Finance. Prior thereto, for ten years he was with Citibank in Lima, New York, México, and Caracas, where he worked primarily in the corporate finance and loan syndications. Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacifico in Lima, Peru, and a Master’s degree in Management from Arthur D. Little Management Education Institute in Cambridge, Massachusetts. Mr. Bayly is currently Chairman of the Board of Directors of Prima AFP (Private Pension Management Co), Credicorp Capital and Mibanco. He is also a member of the Board of Directors of The Institute of International Finance, Peruvian American Association, PPS, Pacifico Vida, Pacifico EPS, BCP Bolivia, ASB Panama, Inversiones Centenario, and the Fondo de Seguro de Depositos (Deposit Insurance Fund), and is a member of the Board of Advisors of Universidad del Pacifico and the Peruvian Chapter of Universidad Tecnologica de Monterrey.

Fernando Dasso has been the Chief Financial Officer of Credicorp and of BCP since October 2013. He began his career in 1992 in McKinsey & Co.’s Madrid office and participated in projects both in Spain and in Latin America. In 1994 he joined BCP’s Corporate Finance team and in 1998 he began leading the bank’s Distribution Channel Network until he was named Marketing Manager in 2001, a role that included the development of Retail Banking products. After more than fifteen years of a diverse experience at BCP he became Chief Strategy Officer in 2010 and held that role until he was named CFO. Mr. Dasso has a Bachelor’s degree in Business Administration from Peru’s Universidad del Pacifico as well as an MBA degree from the University of Pennsylvania’s Wharton School. Additionally, Mr. Dasso is a board member of several of Credicorp’s subsidiaries such as: Prima AFP (Private Pensions’ Management Co.), Credicorp Capital, ASB, Mibanco, Banco de Credito de Bolivia and Solucion Empresa Administradora Hipotecaria (Mortgage Administrator Co.).

Alvaro Correa holds a degree in Industrial Engineering from the Pontificia Universidad Catolica del Peru and a Master’s degree in Business Administration from Harvard Business School. He joined BCP in 1997, where he held different managerial positions in Risk and IT. Mr. Correa then served as Chief Executive Officer of ASB, Chief Executive Officer of CSI and BCP’s Miami Agency, all between January 2006 and March 2008. From April 2008 to September 2013, Mr. Correa was Chief Financial Officer of Credicorp and BCP, and served on the Board of Directors of Credicorp's subsidiaries Prima AFP and Financiera Edyficar, among others. Since October 2013 he serves as Chief Insurance Officer of Credicorp and Chief Executive Officer of Grupo Pacifico.

Reynaldo Llosa Benavides has been the Chief Risk Officer of Credicorp and BCP since January 2012. Previously, Mr. Llosa held different positions at BCP, including as Head of Risk, Head of Middle-Market Banking and Head of Corporate Banking. He received a Bachelor’s degree in Business Administration from St. Mary's University, San Antonio, Texas, USA, and holds a Master’s degree in Business Administration with specialization in Finance from Northwestern University (J.L. Kellogg Graduate School of Management), Chicago, Illinois, USA.

Pedro Rubio Feijoo is the Wholesale Banking Executive Officer of BCP, responsible for the Wholesale Banking Group at Banco de Crédito which includes the Corporate and Middle Market Banking Divisions. He is also responsible for the Leasing, Trade Finance and Cash Management areas. Previously, he held several positions within Credicorp. He has been Head of the Middle Market Division, Chief Executive Officer of Banco Tequendama in Colombia and Head of Trade Finance, after starting his career as a Relationship Manager in the Corporate Banking Group over 30 years ago. Mr. Rubio holds a B.S. in Industrial Engineering from North Carolina State University.

Gianfranco Ferrari has worked at BCP since 1995, holding various positions such as Associate of Corporate Finance, Associate of Special Accounts, Head of Corporate Finance and Head of Corporate Banking. From 2005 to 2008, Mr. Ferrari was the Chief Executive Officer of BCP Bolivia. Currently, he is the Head of Digital Transformation and Retail Banking at BCP. He has been a member of the Board of Directors of Prima AFP since September 2008. He also serves as Vice Chairman of the Board of Directors of Mibanco and is a member of the Board of Directors of Pagos Digitales Peruanos. Mr. Ferrari holds a degree in Business Administration from Universidad del Pacifico, and has a Master’s degree from Kellogg Graduate School of Management, Northwestern University.

6. B	Compensation

The aggregate amount of directors compensation and executive officers salaries (including our executive officers listed above and four additional executive officers of BCP) for 2016 was S/35.9 million. We do not disclose to our shareholders, or otherwise make available to the public, information as to the compensation of its individual directors or executive officers.

Key executives’ compensation also includes share based payments. SARs valuation for the years 2013 and 2012 resulted in an expense amounting to S/2.6 million, an expense amounting to S/14.1 million and an income amounting to S/15.1 million , respectively. During 2014, all the SARs were executed.

The liability recorded for this compensation plan, including the income tax, is included in the caption “Other liabilities –Salaries and other personnel expenses” of the consolidated statements of financial position, Note 12(a), and the related expense in the caption “Salaries and employees benefits” of the consolidated statements of income.

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

During 2016, 2015 and 2014, Credicorp has granted approximately 145,476; 129,091 and 126,150 Credicorp shares, respectively. As of December 31, 2016, 2015 and 2014 there were 273,587, 252,778 and 252,689 shares non-vested, respectively. For further information about Compensation see note 20 to the Consolidated Financial Statements.

6. C	Board Practices

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s Bye-laws, is comprised of eight members. Directors may be, but are not required to be, shareholders. Directors are elected and their remuneration is determined at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. Shareholders elected Directors, in the Annual General Meeting of Shareholders held on March 31, 2017, and will hold office until the Annual General Meeting of Shareholders in 2020 (see section “Item 6. Directors, Senior Management and Employees - 6.A Directors and Senior Management”).

Our directors have no benefits in addition to the remuneration authorized at the Annual General Meeting of Shareholders, and they do not have any benefits that could be enjoyed at the termination of their service terms. The conditions approved by the Annual General Meetings of Shareholders are presented below:

•   To pay an annual remuneration of US$130,000 to each Director provided he/she is not also a director on the Board of Directors of Banco de Credito del Peru (BCP).

•    To pay an additional annual remuneration of US$40,000 to each Director who is a member of the Audit Committee and to each Director of Credicorp’s subsidiaries who is appointed as an advisor to the Audit Committee of Credicorp.

•    To pay a remuneration of US$1,500 for each session attended by each Director serving on the Executive Committee of Credicorp provided this additional compensation will not be paid to Directors who serve on the Executive Committee of BCP.

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

With effect from June 2018, the Peruvian Superintendencia de Banca y Seguros y Admininstradoras Privadas de Fondos de Pensiones, the Peruvian financial regulator, through its Resolution SBS No. 272-2071, requires that risk committees of institutions subject to the regulation must be composed of at least three members, and that the chairperson of the risk committee cannot chair any other committee with which the risk committee could have a conflict of interest. In the spirit of Resolution SBS No. 272-2071, Mr. Benedicto Ciguenas was elected chairman of the Risk Committee, replacing Mr. Raimundo Morales who continues as chairman of the Audit Committee.

(1)   Executive Committee

Credicorp’s Executive Committee is responsible for responding to management’s queries on business or operations that require guidance from the Board; making urgent decisions that correspond to the Board by submitting these decisions for ratification at its next session; and making decisions on other specific matters that the Board has delegated to it.

The Executive Committee is comprised of six directors and its number may be modified by agreement of the Board. The Chairman and Vice Chairman of the Board must be members of the committee. The current members of the Executive Committee are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (Vice Chairman, independent), Fernando Fort Marie (non-independent), Martin Pérez Monteverde (non-independent), Juan Carlos Verme Giannoni (independent) and Benedicto Cigueñas Guevara (independent).

(2)   Audit Committee

Credicorp’s Audit Committee is responsible for assisting in the recommendation of independent external auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope and results of internal and external audits, as well as any follow-up actions. The Audit Committee also (i) reviews compliance with our system of internal control and financial controls, (ii) reviews our annual financial statements before their presentation to regulatory bodies, (iii) oversees the integrity of financial statements and the integrity of the preparation of audits, (iv) oversees compliance with applicable law and regulations, and (v) establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp’s Complaint System. The current members of the Audit Committee are: Mr. Raimundo Morales Dasso (Chairman since July 2011), Ms. Patricia Lizárraga Guthertz (independent) and Mr. Benedicto Cigüeñas Guevara (financial expert, independent). On December, according to new best practices, the Audit Committee appointed Mr. Ricardo Bustamante Gonzalez, former BCP´s Technological and Digital Strategy Manager, as his Information Technology Advisor.

The Board of Directors has also assigned the Audit Committee responsibility for overseeing the audit committee of all Credicorp subsidiaries, where permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee of all Credicorp subsidiaries, except Credicorp Capital Colombia (Colombia) and Inversiones IMT (Chile) which are in the process of adopting corporate policies and procedures that conform to their respective local regulations, and BCP Bolivia, which has special audit committee requirements set by the local banking superintendent. Nevertheless, the Audit Committee receives periodic information from the chief audit executive of all Credicorp’s subsidiaries, including Credicorp Capital Colombia, Inversiones IMT and BCP Bolivia. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries´ systems of internal control. During 2016, Audit Committee held fourteen meetings.

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

The committee consists of three directors of Credicorp or its subsidiaries and Credicorp’s COO (who is not a member of the Board of Directors). The current members of the Compensation Committee who are directors are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Juan Carlos Verme Giannoni (independent).

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

(5)   Nominations Committee

Credicorp’s Nominations Committee is responsible for (i) proposing to the Board of Directors the selection criteria for director nominees; (ii) selecting and recommending nominees to the Board of Directors and to the shareholders at the Shareholders’ Annual General Meeting; and (iii) recommending nominees to fill vacancies in the Board of Directors.

The committee consists of three Directors. The current members of the Nominations Committee are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Martin Pérez Monteverde (non-independent).

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

The committee consists of three Directors of Credicorp or its subsidiaries and four executive officers of Credicorp or its subsidiaries. The current members of the Risk Committee are: Benedicto Cigüeñas Guevara (Chairman, independent), Dionisio Romero Paoletti (Chairman of the Board of Directors, non-independent) and Raimundo Morales Dasso (independent).

6. D	Employees

On December 31, 2016, Credicorp had 33,282 employees, distributed as set forth in the following table:

At December 31,(*)
	2014	2015	2016
BCP (1)	16,815	17,068	16,518
BCP Bolivia	1,662	1,709	1,744
Mibanco (2)	9,273	10,164	10,202
Grupo Pacifico (3)	2,784	2,567	2,588
ASB	114	116	113
Prima AFP	669	666	697
Credicorp Capital Peru (4)	984	1034	1,042
Credicorp Capital Securities	12	12	11
Edyficar SAS (5)	139	322	367
Total Credicorp	32,452	33,658	33,282

*	Includes full-time and part-time employees.
(1)	BCP includes BCP Miami Agency, BCP Panamá Agency.
(2)	Includes Mibanco and Edyficar. Mibanco’s employees are included since 2014.
(3)	Does not include the employees of the acquired of private hospitals. Pacifico EPS’s employees are not included since 2015.
(4)	Includes Credicorp Capital Bolsa, Credicorp Capital Fondos, Credicorp Capital Servicios Financieros, Credicorp Capital Colombia and Inversiones IMT.
(5)	Started operations in June 2013. Comercial name Encumbra.

All bank employees in Peru are given the option of belonging to an employee union. In July 2013, we were informed of the establishment of the union of BCP employees, which represents 0.17% of the company´s employees. The last strike by union employees occurred in 1991 and did not interfere with our operations.

6. E	Share Ownership

The following individuals, who are members of the Board, are beneficial owners of common shares of Credicorp Ltd. (as the term “beneficial owner” is defined in Form 20-F).

Director	Share Ownership	Percentage
Dionisio Romero Paoletti	13,243,553 (1)	14.03%
Juan Carlos Verme G.	1,543,782 (2)	1.64%
Luis Enrique Romero B.	9,456,940 (3)	10.02%(3)
Raimundo Morales D.	Less than 1%
Benedicto Cigüeñas G.	Less than 1%
Fernando Fort M.	-	-
Martin Perez M.	-	-
Patricia Lizárraga G.	-	-

(1) Includes shares beneficially owned by the Romero family (Mr. Dionisio Romero Paoletti and his family or companies owned or controlled by them)

(2) Includes shares beneficially owned by Mr. Juan Carlos Verme or entities owned or controlled by him.

(3) Shares owned by Mr. Luis Romero B. are also included under the Romero Family shares disclosed with respect to Mr. Dionisio Romero Paoletti, who votes the shares under power of attorney. See ITEM 7. Major Shareholders and related party transactions.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As of December 31, 2016, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and Grupo Pacifico were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 08, 2017.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,846	15.49%
Romero family (3)	13,243,553	14.03%

(1)	As a percentage of issued and outstanding shares (including shares held by ASHC).

(2)	As of February 8, 2017, Atlantic Security Bank (a subsidiary of ASHC) held 3,087,296 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instructions. ASB does not have the power to dispose of these shares. Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC and ASB each disclaims beneficial ownership of the shares.

(3)	It includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by them. Mr. Romero P. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders.

Approximately 10.22% of Credicorp’s total issued and outstanding common shares are currently held in 2,792 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 08, 2017, Credicorp had 79,761,471 floating common shares (excluding the 14,620,846 shares held by ASHC), of which approximately 74.24 % were held in the United States. There were approximately 53 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2014, 2015 and 2016 include transactions with related parties. For its 2014, 2015 and 2016 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its board of directors, (iii) its key executives (defined as the management of our holdings) and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2014, 2015 and 2016:

	2014	2015	2016
	(Soles in thousand)
Direct loans	1,240,841	1,536,749	1,181,648
Investments available-for-sale and trading securities	203,227	368,438	433,517
Deposits	72,985	285,763	264,564
Off-balance-sheet exposure	177,408	234,287	236,106
Interest income related to loans – income	31,614	63,821	28,872
Interest expense related to deposits - expense	7,143	11,649	8,001
Derivatives at fair value	904	2,499	1,074
Other income	5,775	6,523	9,098

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are guaranteed by collateral given by the related party. The loans to related companies as of December 31, 2016 have maturity dates ranging between January 2017 and September 2026 and an accrued annual interest rate average of 5.76% (and as of December 31, 2015 had a maturity dates between January 2016 and October 2023 and an average accrued annual interest rate of 7.07%). As of December 31, 2016, we recorded a S/1.6 million (US$0.5 million) allowance for loan losses for doubtful debt in connection with loans to related parties and as of December 31, 2015 this provision amounted to S/2.7 million (US$0.8 million). The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates.

As of December 31, 2014, 2015 and 2016, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law No. 26702, which regulates and limits certain transactions with employees, directors and officers of a bank and insurance company. At December 31, 2014, 2015 and 2016, direct loans to employees, directors, key management of Credicorp and their family members amounted to S/987.1 million (US$330.6 million), S/1,037.5 million (US$304.2 million) and S/1,015.9 million (US$302.7 million), respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

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

Madoff Trustee Litigation. On September 22, 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated estate of Bernard L. Madoff (the “Madoff Trustee”) filed a complaint against Credicorp’s subsidiary ASB (the “Madoff Complaint”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pending under adversary proceeding number 11-02730 (SMB). The Madoff Complaint seeks recovery of approximately US$120 million (equivalent to S/402.7 million). This amount is alleged to be equal to amount of funds that ASB managed in Atlantic US Blue Chip Fund that were invested in Fairfield Sentry Fund Limited (hereafter “Fairfield Sentry”) and redeemed, along with returns thereon between the end of 2004 and the beginning of 2005. The Madoff Complaint further alleges that Fairfield Sentry was a “feeder fund” that invested in BLMIS; that the Madoff Trustee filed an adversary proceeding against Fairfield Sentry, seeking to avoid and recover the initial transfers of monies from BLMIS to Fairfield Sentry; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield Sentry and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities which, in turn, invested and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and the U.S. District Court for the Southern District of New York previously entered several rulings on legal issues presented in motions briefed in common by various defendants against which the Madoff Trustee has asserted these “clawback” type claims. In particular, on July 7, 2014, the District Court issued an opinion on extraterritorially (the “Extraterritoriality Order”) and, among other things, held that Bankruptcy Code section 550(a) “does not apply extraterritorially to allow for the recovery of subsequent transfers received abroad by a foreign transferee from a foreign transferor.” The District Court remanded the cases to the Bankruptcy Court for further briefing on the Extraterritoriality Order. Litigation has been ongoing regarding the Extraterritoriality Order, and, on November 22, 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the “Memorandum Decision”), which Memorandum Decision addresses the Extraterritoriality Order. In this Memorandum Decision, the Bankruptcy Court provided that the recovery of certain subsequent foreign transfers under section 550 of the Bankruptcy Code arising from the avoidance of certain transfers made by BLMIS is barred under the doctrine of comity and/or extraterritoriality, and dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. The Bankruptcy Court directed the parties to the Memorandum Decision, which includes ASB, to confer with the Madoff Trustee for the purpose of submitting orders consistent with the Memorandum Opinion (the “Dismissal Order”). The Dismissal Order was entered by the Bankruptcy Court on March 3, 2017, which Dismissal Order dismissed the Madoff Complaint against ASB. On March 16, 2017, the Madoff Trustee filed an appeal (the “Appeal”) of the Memorandum Decision and Dismissal Order (which Appeal also seeks to appeal the Extraterritoriality Order) in the Bankruptcy Court, seeking to appeal the dismissal of claims against ASB (and other similarly situated foreign transferee defendants) directly to the United States Court of Appeals for the Second Circuit.

Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint, including with respect to any appeal of the Dismissal Order, and intends to contest the appeal vigorously.

Fairfield Litigation. On April 13, 2012, Fairfield Sentry Limited (In Liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed a complaint against ASB (the “Fairfield Complaint”) in the Bankruptcy Court, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank and Beneficial Owners of Accounts Held in the Name of Atlantic Security Bank 1-1000, Adv. Pro. No. 12-01550 (SMB) (the “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint seeks to recover the amount of US$115,165,423.28, reflecting ASB’s redemptions of certain investments in Fairfield Sentry, together with investment returns thereon. These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Trustee Litigation described above. Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of pending litigation in the British Virgin Island courts (the “BVI Litigation”) challenging the Fairfield Liquidator’s ability in the ASB Adversary Proceeding to seek recovery of funds invested with and redeemed from Fairfield Sentry remained in effect, thereby extending ASB’s time to answer, move or otherwise respond to the Fairfield Complaint. On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original Fairfield Complaint but adding additional allegations and causes of action.

On or about April 2014, the Judicial Committee of the Privy Council, which serves as the court of appeals for the British Virgin Islands (the “BVI Court”), upheld certain judicial rulings of the BVI Court, which rulings in a published opinion called into question the Fairfield Liquidator’s legal ability to seek recovery of certain funds invested with and redeemed from Fairfield Sentry (the “Privy Council Decision”). In light of the Privy Council Decision, certain former shareholders of Fairfield Sentry filed applications (“273 Applications”) pursuant to Section 273 of the Insolvency Act, 2003 (“Act”) in the Eastern Caribbean Supreme Court, British Virginia Islands (Commercial Division), seeking an order, requiring, among other things, the Fairfield Liquidator to withdraw the proceedings in the U.S. related to such redemption of investments in Fairfield Sentry. On March 11, 2016, the Court for the British Virginia Islands (Commercial Division) entered an order (the “273 Order”) denying the relief requested by the defendants in the 273 Applications. As a result of the 273 Order, on March 14, 2016, counsel for the Fairfield Liquidator submitted a letter to the Bankruptcy Court stating its position that the next step in the U.S. Fairfield litigation was for the Bankruptcy Court to consider how to proceed, and a status conference was held in the Bankruptcy Court on or about July 27, 2016. Following the status conference, on or about September 18, 2016, the Fairfield Liquidator filed proposed further amended complaints against a number of defendants, including against ASB (the “Second Amended Complaint”) in the Fairfield v. ASB Adversary Proceeding. In addition, a proposed case management order was filed with the Bankruptcy Court on or about October 18, 2016 (as supplemented and amended from time to time, the “CMO”) , which CMO set forth a proposed briefing schedule related to the Fairfield Liquidator’s request to amend certain complaints, including the request of the Fairfield Liquidator related to the filing of the Second Amended Complaint against ASB.

On or about October 21, 2016, pursuant to the CMO, the Fairfield Liquidator filed, among other things, a Motion for Leave to Amend (the “Motion for Leave”) various complaints, including against ASB in the Fairfield v. ASB Adversary Proceeding. On or about January 13, 2017, pursuant to the terms of the CMO, certain defendants, including ASB, filed a motion to dismiss (the “Motion to Dismiss”) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. On or about March 31, 2017, the Fairfield Liquidator filed its memorandum of law in opposition to the Motion to Dismiss and in further support of its Motion for Leave. The CMO sets forth a schedule of briefing related to further briefing on the Motion for Leave and the Motion to Dismiss. As the briefing is just in the beginning stages, a hearing has not yet been set on the Motion for Leave and/or the Motion to Dismiss.

Management believes it has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and Motion for Leave and intends to contest these claims vigorously.

(2)   Government Investigations

Neither we, nor any of our subsidiaries, are involved in any government investigation.

(3)   Dividend Policy

Pursuant to Bermuda law, we may declare and pay dividends from time to time provided that after payment of the dividends: (i) we are able to pay our liabilities as they become due, and (ii) the realizable value of our assets is not less than the aggregate value of our liabilities, issued share capital, and share premium accounts. We cannot make any assurances as to the amount of any dividends or as to whether any dividends will be paid at all, although we currently intend to declare and pay dividends annually, and our Board of Directors currently expects to authorize the payment of an annual dividend to all shareholders that hold the total outstanding shares, of no less than 25% of our consolidated net income, based on the last audited financial statements. However, our payment of dividends is subject to Bermuda law and are paid at the discretion of our Board of Directors. The decision of our Board of Directors will depend on (i) our general business conditions, (ii) our financial performance, (iii) the availability of dividends from our subsidiaries and any restrictions on their payment, (iv) compliance with applicable laws, (v) the impact on our (or our subsidiaries’) equity growth requirements and (vi) other factors that our Board of Directors may deem relevant. The Board of Directors may in its sole discretion declare and pay a dividend below 25%, if any of the above mentioned conditions are not met. It is expected that dividend payment shall be made once a year within ninety calendar days of the meeting held by our Board of Directors to approve the dividend declaration. No interim dividends shall be paid.

We rely almost exclusively on dividends from our subsidiaries for the payment of our corporate expenses and for the distribution of dividends to holders of our common shares. Subject to certain reserve and capital adequacy requirements under applicable banking and insurance regulations, we are able to cause our subsidiaries to declare dividends. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected. Currently, there are no restrictions on the ability of Grupo Crédito, BCP, BCB, ASHC, Grupo Pacifico and Credicorp Capital or any of our other subsidiaries to pay dividends abroad. In addition, Grupo Crédito, BCP, and Grupo Pacifico intend to declare and pay dividends in Soles.

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00
2014	94,382,317	US$	2.1873	0.00
2015	94,382,317	US$	2.3160	0.00
2016(1)	94,382,317	S/	12.2865	0.00

(1) At a meeting held on February 22, 2017, the Board of Directors declared a cash dividend of S/ 12.2865 per common share. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate registered by the Superintendent of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 10, 2017. The U.S. Dollar dividend amount will be rounded up to four decimals. The aforementioned cash dividend will be paid on May 12, 2017 to those shareholders that are registered as shareholders of Credicorp as of the close of business on April 18, 2017.

8. B	Significant changes

Acquisition of the non-controlling interest of Credicorp Capital Colombia (formerly Correval) and Inversiones IMT S.A. (IM Trust).

In the Board Meetings of Credicorp held on February 24, and July 20 of 2016, capital contributions were approved in favor of Credicorp Capital Ltd. for an amount of US$15.4 million and US$106.3 million, respectively, for the purpose of acquiring all of the shares held by the minority shareholders of Credicorp Capital Colombia (49.0 percent) and IM Trust (39.4 percent) at said date, exercising the sale option agreed with them amounting, at that time, to S/489.9 million (S/340.4 million at the time of the signing of the contract and S/149.5 million related to the appreciation of that option recorded in the period from 2013 until its execution date).

Subsequently, Credicorp Capital Ltd. made capital contributions in favor of Credicorp Capital Holding Chile and Credicorp Capital Holding Colombia for approximately US$49.2 million and US$44.2 million, respectively, to enable said entities to execute directly the purchase and sale options (PUT) with the minority shareholders.

Accordingly, on May 20 and August 1 of 2016, Credicorp Capital Holding Chile executed the purchase option of IM Trust S.A. purchasing the 39.4 percent share held by the minority shareholders, for approximately US$71.2 million (equivalent to S/241.4 million), with which, Credicorp Capital Holding Chile became the owner of 100 percent of the share capital of IM Trust.

The amount paid by Credicorp Capital Holding Chile was made up of US$49.2 million originating from the capital contribution of Credicorp Capital Ltd. and own funding of approximately US$22.0 million.

Furthermore, on May 20, June 1 and August 1, of 2016, Credicorp Capital Holding Colombia executed the purchase option of Credicorp Capital Colombia, purchasing the 30.32 percent share held by the minority shareholders for approximately US$45.0 million (equivalent to S/152.4 million), with which, Credicorp Capital Holding Colombia became the owner of 81.32 percent of the share capital of Credicorp Capital Colombia.

The amount paid by Credicorp Capital Holding Colombia is made up of US$44.2 million originating from the capital contribution of Credicorp Capital Ltd. and the entity’s own funds for approximately US$0.8 million.

Finally, on September 30, 2016, Credicorp Capital Ltd. executed the remaining purchase option of Credicorp Capital Colombia, purchasing the 18.68 percent share held by the minority shareholders, by means of the purchase of the entities Coby Business Inc. and Artigas Global Corp, both Panamanian companies whose only asset are their shares of Credicorp Capital Colombia S.A. The total amount of the purchase was US$28.3 million (equivalent to S/96.1 millions), of which Credicorp Capital Ltd. paid US$26.7 million in cash (which originated from Credicorp´s capital contribution), leaving a balance payable of US$1.6 million at December 31, 2016.

The total contribution of Credicorp Ltd. in Credicorp Capital Ltd. Group was US$120.1 million and with the financing taken by Credicorp Capital Holding Chile, all of the purchase options were exercised, resulting in the achievement of a 100 percent share in IM Trust and in Credicorp Capital Colombia S.A. In the same way, the process was concluded of establishing a regional investment bank which operates in the Integrated Latin American Market (MILA from Spanish acronym), involving the stock exchanges of Peru, Colombia and Chile.

The impacts of the operation on the financial statements of the Group are summarized below:

	Companies acquired
	Inversiones IMT S.A.	Credicorp Capital Colombia S.A.	Coby Business Inc. y Artigas Global Corp.	Total
	S/000	S/000	S/000	S/000
Assets and liabilities acquired / Non-controlling interest	103,630	69,482	43,261	216,373
Payment made / execution of sale option	(241,420)	(152,379)	(96,067)	(489,866)
Effect on Retained Earnings	(137,790)	(82,897)	(52,806)	(273,493)

Corporate reorganization of Inversiones Credicorp Bolivia in Credicorp.

As part of the corporate reorganization of Credicorp, in a General Shareholders’ Meeting of Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”), held on December 31, 2015, an increase in the share capital was approved in the form of a voluntary contribution of Grupo Crédito S.A. (hereinafter “Grupo Crédito”), a subsidiary of Credicorp S.A.), which amounted to Bs. 1,134.5 million, equivalent to S/383.5 million, issuing in its favor 11,344,800 shares.

The contribution was made by Grupo Crédito on March 30, 2016, as a result of which BCP lost control of ICBSA, and Grupo Crédito is the new entity that has assumed control.

Sale of shares of Banco de Crédito de Bolivia.

The Executive Committee of the Board of Directors of BCP, in its meeting held on December 30, 2015, approved the sale of all of the shares (14,121 units) which it held of Banco de Crédito de Bolivia (hereinafter “BCB”) to ICBSA. Both companies form part of Credicorp.

It is worth mentioning that at December 31, 2015, said transaction was not recognized as an “asset classified as held-for-sale”, since it did not comply with all of the requirements of IFRS 5 “Non-current assets held for sale and discontinued operations” and it did not have the regulator’s approval.

Furthermore, in a General Shareholders’ Meeting of BCB held on March 10, 2016, the capitalization of reserves was approved for an amount of Bs. 607.5 million, equivalent to S/307.4 million, increasing proportionally the shareholding of all of the shareholders. As a result of the capitalization, BCP received 29,116 shares, obtaining a total holding of 43,237 shares.

The share sale operation by BCP was authorized by the Supervisory Authority of the Financial System (ASFI from the Spanish acronym) of Bolivia on May 12, 2016, after which, BCP carried out the sale of all of its shares at that date (43,237 shares) in favor of ICBSA, through the Bolivian Stock Exchange, at a price of Bs. 25,811.0 per share, representing a total amount of Bs.1,116.0 million, equivalent to S/541.1 million.

As a result of the sale of shares, ICBSA became the new entity which assumed control over BCB.

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

(1)   Price history of Credicorp’s stock

Our common shares have been traded on the New York Stock Exchange since October 25, 1995 under the symbol BAP. Our common shares also trade on the Lima Stock Exchange. They are quoted in U.S. Dollars on both exchanges. The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the New York Stock Exchange.

	High		Low		Average Daily Volume
2012	US$	147.86	US$	103.01	272,320
2013	US$	163.33	US$	113.50	354,841
2014	US$	170.85	US$	123.57	310,434
2015	US$	160.60	US$	81.78	351,495
2016	US$	166.26	US$	84.72	356,865

2014
First quarter	US$	138.65	US$	123.45	410,338
Second quarter	US$	163.31	US$	136.85	337,127
Third quarter	US$	160.24	US$	146.9	252,734
Fourth quarter	US$	170.85	US$	146.54	246,638
2015
First quarter	US$	160.60	US$	134.08	328,108
Second quarter	US$	157.89	US$	135.51	311,942
Third quarter	US$	142.18	US$	81.78	399,657
Fourth quarter	US$	118.99	US$	95.32	364,846
2016
First quarter	US$	134.89	US$	84.72	438,839
Second quarter	US$	156.89	US$	121.38	409,928
Third quarter	US$	166.26	US$	147.79	266,898
Fourth quarter	US$	165.00	US$	144.23	317,586
2017
First quarter	US$	169.65	US$	157.41	297,787
Second quarter(through April 20)	US$	162.63	US$	151.58	296,714

Source: Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2012	146.70	102.80	5,523
2013	161.66	111.94	4,699
2014	169.67	124.60	4,862
2015	157.99	84.00	4,503
2016	165.30	85.00	6,365

2014
First quarter	137.90	123.30	9,550
Second quarter	159.50	137.00	4,812
Third quarter	159.60	147.00	2,257
Fourth quarter	169.67	148.00	2,743
2015
First quarter	157.99	135.00	7,022
Second quarter	157.10	136.00	4,295
Third quarter	142.05	84.00	4,476
Fourth quarter	117.50	96.00	2,679
2016
First quarter	134.00	85.00	9,124
Second quarter	155.65	121.55	6,483
Third quarter	165.30	148.10	4,988
Fourth quarter	164.75	144.99	4,879
2017
First quarter	168.31	152.88	16,978
Second quarter(through April 20)	161.62	152.00	3,792

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2016
October	153.09	144.23
November	165.00	146.03
December	161.07	154.1
2017
January	168.88	157.41
February	173.80	161.81
March	164.38	152.45
April(through April 20)	162.63	151.58

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2016
October	152.70	144.99
November	164.75	146.30
December	160.50	155.39
2017
January	168.70	158.30
February	172.40	162.00
March	168.31	152.88
April(through April 20)	161.62	152.00

Source: Bloomberg

On April 20, 2017, the last sale price of our common shares on the New York Stock Exchange was US$155.56 per share. On April 20, 2017, the closing price of our common shares on the Lima Stock Exchange was US$154.9.

9. B	Plan of Distribution

Not applicable.

9. C	Markets

(1)   The Lima Stock Exchange

1.1   Trading

As of December 2016, there were 283 companies listed on the Lima Stock Exchange (BVL by its Spanish initials). Which is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows:

From the second Sunday of March through the first Sunday of November of each year:	Opening session:	08:20 a.m.	08:30 a.m.
	Trading:	08:30 a.m.	02:52 p.m.
	Closing session:	02:52 p.m.	03:00 p.m.
	Trading at closing price:	03:00 p.m.	03:10 p.m.
From the first Sunday of November through the second Sunday of March of each year:	Opening session:	09:00 a.m.	09:30 a.m.
	Trading:	09:30 a.m.	03:52 p.m.
	Closing session:	03:52 p.m.	04:00 p.m.
	Trading at closing price:	04:00 p.m.	04:10 p.m.

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

The activities of the Lima Stock Exchange unfolded in a rather volatile external environment, during 2016 coupled with an election period which added a share of uncertainty. But even so, the year saw the negative trend reported by the amount of number of trades that have come to a half since 2011, reflecting a slight recovery in such market liquidity indices.

2016 was a period of low growth in the case of the major revenue earning economies as well as a slowdown in the expansion of emerging economies. Events of major importance in the year include the result of the referendum where the United Kingdom decided to leave the European Union, Donald Trump 'svictory in the United States’ presidential election, and the decision made by Morgan Stanley Capital International (MSCI) to keep the BVL as an emerging market.

The total amount traded on the BVL was US$5,788 million in 2014, US$3,516 million in 2015 and US$4,566 million in 2016. These figures are still far from the record level obtained in 2007, in which trading volume reached US$12,400 million. The Peruvian stock market capitalization amounted to US$124,044 million in 2016 compared to US$90,657 million in 2015 and US$120,763 million in 2014. The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) closed at 15,566.96 points in 2016 (an increase of 58.06% compared to 2015).

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

On August 22, 1995, SMV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the Lima Stock Exchange. On October 25, 1995, we became the first non-Peruvian company to list our shares on the Lima Stock Exchange. See “Item 4. Information on the Company — 4.B Business Overview—(9) Supervision and Regulation”.

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

We have been designated as a non-resident for Bermuda exchange control purposes and, therefore, there are no restrictions on our ability to transfer non-Bermuda funds into and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

We rely almost exclusively on dividends from Grupo Crédito, BCP, BCB, ASHC, Grupo Pacifico, Credicorp Capital and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

Although substantially all of the clients of BCP, ASB and Pacifico are located in Peru, as of December 31, 2016, approximately 38.0% of BCP Stand-alone’s loan portfolio, 99.9% of ASB loan portfolio, and 61.4% of Pacifico’s written premiums were denominated in U.S. Dollars (36.7%, 100%, and 51.3% in 2015; and 45.4%, 100%, and 41.8% in 2014, respectively). Most of the borrowers or insureds of these three companies use Soles. Therefore, the apreciation of the Sol during 2016 relatively decreased the cost to the borrower of repaying its loans and the cost to the insured of making its premium payments.

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$ 61,686 million at December 31,2016) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company — 4.B Business Overview — (7) Peruvian Government and Economy”.

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

Capital gains

On February 15, 2011, the Peruvian government enacted Law No. 29663. On July 21, 2011, Law No. 29663 was amended by Law No. 29757. This law partially modifies the country’s income tax regime by subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and introducing more types of income that will qualify as Peruvian source income. Under the law, an indirect transfer of shares is deemed to exist and be subject to the Peruvian Income Tax (0%, 5% or 30%) when the shares of a non-domiciled entity, which in turn owns (directly or indirectly through other entities) shares issued by a domiciled entity, are transferred, provided the following two conditions are jointly met:

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

b.	Peruvian domiciled companies (whose shares are being directly or indirectly transferred) are jointly liable for the income tax that is not paid by the non-domiciled transferor when the seller and the Peruvian domiciled companies are deemed to be economically related for Peruvian Income Tax purposes in any given moment, within 12 months prior to the transfer. The joint liability does not come into play when the purchaser or acquirer of the shares is a Peruvian individual or entity.

To this effect, Supreme Decree N° 275-2013-EF, enacted by the Peruvian Government on November 7, 2013, defined the concept of “economic relationship” for this purpose. A Peruvian domiciled company is considered to be economically related to a non-domiciled transferor, if, at any given moment within the 12-month period prior the transfer at least one of the following conditions is met:

a.	The non-domiciled transferor owns more than 10% of the equity of the Peruvian domiciled company, directly or through a third party.

b.	10% or more of the equity of Peruvian-domiciled Company and the non-domiciled company is owned by common shareholders.

c.	The Peruvian domiciled company and the non-domiciled transferor have one or more common directors, managers or administrators, with power of decision over financial, operative and commercial agreements.

d.	The Peruvian domiciled company and the non-domiciled transferor jointly consolidate their financial statements

e.	The non-domiciled transferor has a dominant influence on the decisions of the administrative areas of the Peruvian domiciled company or vice versa.

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

10.3   Reciprocal tax treaties

As of April 15, 2017, Peru has effective tax treaties with the following jurisdictions: Brazil, Canada, Chile, Mexico, Portugal, South Korea, Switzerland and the countries member of the Andean Pact (Bolivia, Colombia and Ecuador). There is no tax treaty with Bermuda or the US.

10. F	Dividends and Paying Agents

Not applicable.

10. G	Statement by Experts

Not applicable.

10. H	Documents on Display

The documents referred to in this Annual Report are available for inspection at our registered office.

10. I	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities involve principally the use of financial instruments, including derivatives. We accept deposits from customers at both fixed and floating rates, for various periods, and invest these funds in high-quality assets. Additionally, we place these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

We also seek to raise margins, through lending to commercial and retail borrowers with a range of credit products. Such exposures involve not just on-balance sheet loans and advances; we also enter into guarantees and other commitments such as letters of credit and performance bonds.

We also trade in financial instruments where we take positions in traded and over-the-counter instruments, including derivatives, to take advantage of market movements in equities, bonds, currencies and interest rates.

In this sense, risk is inherent to our activities but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to our continuing profitability and each individual within the Group is accountable for the risk exposures relating to his or her responsibilities. We are exposed, principally, to operating risk, credit risk, liquidity risk and market risk, strategic risk and insurance technical risk.

(1)   Risk Management Structure

The Board of Directors of the Group and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent bodies within the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(a)	Board of Directors Credicorp: Our Board of Directors is responsible for the overall risk management approach and for the approval of the policies and strategies currently in place. Our Board of Directors encourages a risk management culture within the Group, it oversees the corporate internal control in place, ensures performance of the compliance function in the Group and approves the Group’s risk appetite and tolerance.

Boards of Group Companies

The Board of Directors of each of the main Group companies is responsible for the risk management of the applicable subsidiary and approval of the policies and guidelines for risk management of such subsidiary. Each subsidiary’s Board of Directors establishes a firm culture that promotes risk management within the subsidiary, oversees the corporate internal control, and ensures performance of the subsidiary’s compliance function.

Additionally, it is charged with approving the risk appetite and tolerance of each subsidiary as well as the business objectives and plans; securing an adequate solvency position and establishing an adequate system of incentives that promotes adequate entity-wide risk management practices.

(b)	Risk Committee: Our Risk Committee represents the Board of Directors of Credicorp in risk management decision-making. The committee (i) establishes the policies for monitoring the risk appetite and tolerance at the subsidiary level; (ii) assesses the degree of exposure to a given risk and solvency rates, (iii) establishes risk management performance metrics and other corporate measures to control, monitor and mitigate risks and (iv) oversees the current internal control system. A member of the Board of Credicorp presides over the Risk Committee and also consists of a second member of the Board of Directors of Credicorp, a member of the Board of Directors of BCP, the Chief Operating Officer, the Chief Financial Officer, the Chief Risk Officer and the Manager of Risk Management of BCP. The Risk Committee is also supported by the following committees, which report (on a monthly basis) all relevant changes or issues relating to the risks being managed:

Credit Risk Committee (Retail and Non-Retail)

The Credit Risk Committee is responsible for reviewing (i) the tolerance level, limits of exposure, objectives, guidelines and policies for managing credit risk, (ii) the delegation of authority and the supervision and establishment of autonomy for taking credit risks and (iii) the metrics for measuring performance incorporating risk variables. It is also responsible for approving the methodologies, models, parameters, processes, and manuals to identify, measure, treat, monitor, control and report all of the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

There are two committees assigned to review the various portfolio risks: Retail Risks and Non-Retail Risks. The Credit Risk Committees mainly consists of the Chief Risk Officer, the Manager of the Credit Division, the Manager of the Risk Management Area, and the Manager of the Division of Retail Banking Risks, as appropriate to their position.

Treasury and ALM Risk Committee

The Treasury and ALM Risk Committee is responsible for reviewing (i) the tolerance level, limits of exposure, objective, guidelines and policies for managing the market risk and liquidity risk, (ii) the delegation of authority and the supervision and establishment of autonomy for taking market risks, and (iii) the metrics for measuring performance incorporating risk variables. It is also responsible for approving the methodologies, models, parameters, processes and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes in the functions described above and reports any finding to the Risk Committee.

The Treasury and ALM Risk Committee principally consists of the Chief Risk Officer, the Manager of the Risk Management Area, the Market Risk Manager, the Manager of the Treasury Risk Area and the Manager of the Treasury Division.

Operational Risk Committee

The Operational Risk Committee is responsible for reviewing (i) the tolerance level, limits of exposure, objectives, guidelines and policies for managing operational risks and (ii) the mechanisms for implementing corrective actions. It is also responsible for approving: (i) the standard methodology for measuring operational risks, (ii) the taxonomy of operational risks and controls and (iii) all the critical processes of the Group. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

The Operational Risk Committee is mainly composed of the Chief Risk Officer, the Manager of the Risk Management Area, the Manager of the Internal Audit Division, the Manager of the Operational Risk Management Department and Insurance Management Division.

(c)	Central Risk Management: The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. It also participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Group’s Board of Directors.

The Central Risk Management is divided into the following areas:

Risk Management Division

The Risk Management Division is responsible for ensuring that policies and risk management policies established by our Board of Directors are complied with and monitored. The Risk Management Division consists of the following units: the Operational and Insurance Risk Management Department, Credit and Corporate Management Risk Department, Market Risk Management Department, Global Risk Management Department, Internal Validation Department and Risk Management Methodology and Modeling Department.

Credit Division

The Credit Division is responsible for ensuring the quality of the Wholesale Banking portfolio in accordance with the Group's risk strategy and appetite on the basis of an effective management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Retail Banking Risk Division

This division is responsible for making sure the quality of the Retail portfolio and the development of credit policies that are consistent with the overall guidelines and policies set by the Board.

Treasury Risk Management

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of the Treasury Division with risk measurement methodologies and limits approved by the Risk Committee. It is also responsible for assessing the effectiveness of certain hedging activities and the valuation of investments.

(d)	Internal Audit and Compliance Division: The Internal Audit is in charge of: (i) monitoring on an ongoing basis the effectiveness of the risk management function at Credicorp, verifying compliance with laws and regulations, as well as the policies, objectives and guidelines set by the Board of Directors; (ii) assessing the sufficiency and level of integration of Credicorp’s information and database systems; and (iii) making sure independence is maintained between the functions of the risk management and business units.

The Compliance Division is responsible for making sure applicable laws and regulations and the internal Code of Ethics are adhered to.

(2)   Risk Measurement and Reporting Systems

Monitoring and controlling of risks are primarily performed based on limits established by the Group. These limits reflect the business strategy and market environment of the Group as well as the level of risk that the Group is willing to accept. In addition, the Group monitors and measures the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities.

For support, these processes use internal models developed to measure the different risks.

The information compiled from the Group’s subsidiaries is processed, examined and analyzed in order to make early identifications of risks and to subsequently control such risks. This information is presented and explained to our Board of Directors, the Risk Committee, the Audit Committee, and all relevant members of the Group. The report includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, VaR (Value at Risk), liquidity ratios and risk profile changes. Management periodically assesses the convenience of the fair value of the investments and the appropriateness of the allowance for credit losses.

(3)   Risk Mitigation

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls, and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

(4)   Risk appetite

The Boards of Directors of the Group’s various subsidiaries approve the risk appetite framework to define the maximum level of risk that the organization is willing to take in seeking to accomplish its primary and secondary business objectives.

Primary objectives are intended to preserve the strategic pillars of the organization, such as solvency, liquidity, reward and growth; stability of results and balanced structure.

Secondary objectives are intended to monitor on a qualitative and quantitative basis the various risks to which the Group is exposed, as well as defining a tolerance threshold of each of those risks so that the risk profile set by our Board of Directors is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is assessed through the following elements:

Risk appetite statement: The risk appetite statement makes explicit the general principles and the qualitative declarations which complement the bank’s risk strategy.

Metrics scorecard: The metrics scorecards are used to define the levels of risk exposure in the different strategic pillars.

Limits: Limits permit control over the risk-taking process within the risk tolerance established by the respective Boards of Directors. Limits also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

Government of the risk appetite process: Government of the risk appetite process ensures compliance with the risk appetite framework through the different roles and responsibilities assigned to the units involved.

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

(6)   Market Risk

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

The Group separates exposures to market risk into two groups: (i) those that arise from value fluctuation of trading portfolios due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book).

The risks that trading portfolios faces are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Trading book) are managed using Asset and Liability Management (ALM).

(7)   Trading Book

The trading book is characterized as having liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as a principal for the clients or for the market. This portfolio includes investments and derivatives classified by Management as held for trading.

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

VaR limits and assumptions are set on the basis of risk appetite and trading strategy of each subsidiary. The assessment of past movements has been based on historical one-year data and 128 market risk factors, which are composed as follows: 21 market curves, 86 stock prices, 14 mutual funds values, 2 volatility series and 5 survival probability curves. Credicorp applies these historical changes in rates directly to its current positions (a method known as historical simulation). Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which Credicorp’s trading book is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure should occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of our risks taken. These risks arise from the size of our positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury and ALM Risk Committee, our risk management committees and our senior officers.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary.

In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate (see Item 11. Quantitative and qualitative disclosures about market risk – (10) Foreign Exchange Risk).

During 2016, the Credicorp´s VaR showed a reduction compared to the level of 2015, due to lower volatility of the Sol – USD rate differential in the derivative market, as well as a reduction in the positions affected by this differential. As a consequence, the VaR remained within the risk appetite limits set by the Risk Management Department of each subsidiary.

As of December 31, 2014, 2015 and 2016, our VaR by type of asset were as follows:

	2014	2015	2016
	Soles in thousand
Equity investments	8,358	12,282	9,624
Debt investments	7,970	7,088	19,371
Swaps	4,160	13,769	13,045
Forwards	22,941	102,967	2,470
Options	717	12,708	1,160
Diversification effect	-19,834	-27,997	-19,748
Consolidated VaR by type of asset (1)	24,312	120,817	25,922

(1)	Amplified to the Holding, 10 days period.

As of December 31, 2014, 2015 and 2016, our VaR by risk type were as follows:

	2014	2015	2016
	Soles in thousand
Interest rate risk	24,590	111,941	22,553
Price risk	8,358	12,288	9,623
Volatility risk	92	287	319
Diversification effect	-8,728	-3,701	-6,573
Consolidated VaR by risk type (1)	24,312	120,815	25,922

(1)	Amplified to the Holding, 10 days period.

The information disclosed in these charts addresses the VaR calculation for the entire consolidated Group. However, minimum, maximum and average VaR calculations are estimated only for BCP Stand-alone’s trading book. The reason for this is that, although there is a daily VaR calculation for all subsidiaries with trading book positions, the entire Group is consolidated once a year in order to calculate a VaR for reporting purposes. Therefore, since there is not a sufficient sample for the Group, minimum, maximum and average VaR are calculated only for the BCP subsidiary. Nonetheless, the Company believes it is relevant information considering that BCP’s trading risk is very close to the total trading risk of the Group’s portfolio.

For the years ended December 31, 2014, 2015 and 2016, the BCP Stand-alone’s VaR is as follows:

	2014	2015	2016
	Soles in thousand
Average daily	14,832	57,357	50,486
Highest	26,562	121,463	132,038
Lowest	4,364	16,115	8,972

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

Every month, back-testing exceptions are analyzed and reports are prepared to explain the results. These reports are presented to the Treasury and ALM Risk Committee and our Senior Officers.

Backtesting is also estimated only for BCP’s trading book, since it should be based on a minimum of 252 observations and the Group’s VaR is consolidated only once a year for reporting purposes.

VaR Backtesting – VaR (1-Day, 99% in millions of dollars) – 2016:

During 2016, BCP did not record any exception (no actual losses exceeded daily VaR). During 2015 and 2014, BCP recorded three and two exceptions, respectively.

7.3   Stress test

A stress test is calculated for the Group. The test calculates the maximum loss that the Group incurs in light of daily shocks to the market risk factors from March 18, 2008 until the effective date of the stress test. The maximum loss is considered the outcome for the Stress test.

The methodology for the stress test assumes a certain “holding period” until positions can be closed (1 - 10 days). The time horizon used to calculate the losses is one day; however, the final figures are amplified to a 10-day time frame and the final calculation is determined by multiplying the one-day losses times the square root of 10. This adjustment will be exact only if the changes in the portfolio in the following days follow a normal distribution that is identical and independent; otherwise, the worst loss of 10 days will be an approximation.

The results of our stress test as of December 31, 2014, 2015 and 2016, by type of asset, were as follows:

	2014	2015	2016
	Soles in thousand
Equity investments	41,948	49,712	35,581
Debt investments	24,498	18,067	47,259
Swaps	8,190	38,029	23,469
Forwards	51,511	163,876	13,200
Options	1,868	17,439	8,616
Diversification effect	(45,047)	(123,582)	(79,832)
Consolidated VaR by type of asset	82,969	163,541	48,292

The results of our stress test as of December 31, 2014, 2015, 2016 by risk type, were as follows:

	2014	2015	2016
	Soles in thousand
Interest rate risk	60,968	174,491	45,453
Price risk	41,953	49,730	35,603
Volatility risk	157	370	852
Diversification effect	(20,110)	(61,051)	(33,616)
Consolidated VaR by risk type	82,969	163,541	48,292

(8)   Banking Book

The management of risks associated with long-term and structural positions is called ALM. Non-trading portfolios which comprise the Banking book are exposed to different sensitivities that can bring about deterioration in the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth.

Interest-Rate Risk

The ALM-related interest rate risk arises from changes in interest rates that may adversely affect the expected gains or market value of financial assets and liabilities reported on the balance sheet (fair value of financial instruments). The Group accepts the exposure to interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALM.

Corporate policies include guidelines for the management of the Group’s exposure to interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those in which earnings are based on interest, such as credits, investments and technical reserves. Interest rate risk management at BCP, BCP Bolivia, MiBanco, Atlantic Security Bank and Grupo Pacifico is carried out by performing a repricing gap analysis, sensitivity analysis of the profit margin and sensitivity analysis of the net economic value. These calculations consider parallel rate shocks from +- 50 pbs to +-150 pbs and stress scenarios.

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

The tables below summarize our exposure to interest rate risks for the years 2014, 2015 and 2016. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	As of December 31, 2014
	Up to 1	1 to 3	3 to 12	1 to 5 years	More than 5	Non-interest	Total
	month	months	months		years	bearing
	Soles in thousands
Marginal gap
Accumulated gap
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	19,973,281	1,345,646	1,095,005	66,456	-	4,752,481	27,232,869
Investments	1,527,716	1,333,238	2,714,090	4,519,851	7,670,357	3,176,377	20,941,629
Loans, net	9,631,619	12,992,378	19,327,405	25,950,939	8,427,967	192,198	76,522,506
Financial assets designated at fair value through profit and loss	-	-	-	-	-	297,100	297,100
Premiums and other policies receivables	-	-	-	-	-	578,296	578,296
Accounts receivable from re-insurers and co-insurers	-	-	-	-	-	468,137	468,137
Other assets	-	-	-	-	-	8,793,835	8,793,835
Total assets	31,132,616	15,671,262	23,136,500	30,537,246	16,098,324	18,258,424	134,834,372
Liabilities
Deposits and obligations	1,271,691	7,016,884	13,170,837	27,484,056	3,630,899	24,472,602	77,046,969
Payables from repurchase agreements, security lending, due to banks and correspondents	1,607,437	2,470,373	7,472,033	4,371,688	1,173,627	430,652	17,525,810
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	220,910	220,910
Financial liabilities designated at fair value through profit or loss	-	-	-	-	-	397,201	397,201
Technical, insurance claims reserves and reserves for unearned premiums	72,995	29,173	111,204	441,168	1,122,184	3,620,335	5,397,059
Bonds and notes issued	10,166	22,283	107,284	4,208,590	10,586,308	169,962	15,104,593
Other liabilities	-	-	-	-	-	4,515,805	4,515,805
Equity	-	-	-	-	-	14,626,025	14,626,025
Total liabilities and equity	2,962,289	9,538,713	20,861,358	36,505,502	16,513,018	48,453,492	134,834,372
Off-Balance sheet items
Derivatives assets	426,817	1,724,532	297,406	-	7,893,519	-	10,342,274
Derivatives liabilities	1,356,238	3,835,727	2,381,439	1,226,936	1,541,934	-	10,342,274
	-929,421	-2,111,195	-2,084,033	-1,226,936	6,351,585	-	-
Marginal gap	27,240,906	4,021,354	191,109	-7,195,192	5,936,891	-30,195,068	-
Accumulated gap	27,240,906	31,262,260	31,453,369	24,258,177	30,195,068	-	-

	As of December 31, 2015
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	10,799,728	1,730,819	2,448,242	14,175,954	85,441	4,178,258	33,418,442
Investments	995,468	1,808,027	2,618,982	7,004,151	7,018,588	2,905,834	22,351,050
Loans, net	9,926,677	15,596,640	21,901,169	29,102,306	9,961,370		86,488,162
Financial assets designated at fair value through profit and loss	-	-	-	-	-	350,328	350,328
Premiums and other policies receivables	552,802	72,447	22,768	-	-	-	648,017
Accounts receivable from re-insurers and co-insurers	81,384	210,658	142,317	22,830	-	-	457,189
Other assets	-	-	-	-	-	9,443,933	9,443,933
Total assets	22,356,059	19,418,591	27,133,478	50,305,241	17,065,399	16,878,353	153,157,121
Liabilities
Deposits and obligations	26,822,026	6,712,587	11,968,763	36,154,007	3,811,820	3,137,430	88,606,633
Payables from repurchase agreements, security lending, due to banks and correspondents	388,118	733,836	1,234,728	4,583,834	721,701	14,922,526	22,584,743
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	47,737	47,737
Accounts payable to reinsurers and coinsurers	53,175	159,216	26,083	3,373	-	-	241,847
Technical, insurance claims reserves and reserves for unearned premiums	61,112	359,162	5,187,653	753,700	-	-	6,361,627
Bonds and notes issued	40,572	838,309	376,105	6,050,486	8,433,804	548,686	16,287,962
Other liabilities	29,328	15,328	10,327	78,423	314,331	4,174,361	4,622,098
Equity	-	-	-	-	-	16,727,570	16,727,570
Total liabilities and equity	27,394,331	8,818,438	18,803,659	47,623,823	13,281,656	39,558,310	155,480,217
Off-Balance sheet items
Derivatives assets	230,741	2,077,128	390,901	3,247,496	5,753,166	-	11,699,432
Derivatives liabilities	1,541,590	4,366,304	2,928,785	2,132,295	730,458	-	11,699,432
	-1,310,849	-2,289,176	-2,537,884	1,115,201	5,022,708	-	-
Marginal gap	-6,349,121	8,310,977	5,791,935	3,796,619	8,806,451	-22,679,957	-2,323,096
Accumulated gap	-6,349,121	1,961,856	7,753,791	11,550,410	20,356,861	-2,323,096

The investments carried at fair value through profit or loss and trading derivatives are not considerate in the Re-pricing Gap because this instruments are include in the trading book; and VaR methodology it use to value this type of risk.

	As of December 31, 2016
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	7,467,818	1,845,264	3,709,882	9,890,459	109,340	4,542,630	27,565,393
Investments	1,574,831	465,421	3,913,328	6,261,652	8,908,298	2,680,557	23,804,087
Loans, net	10,525,263	16,135,337	22,739,878	30,353,995	11,170,586	-363,291	90,561,768
Financial assets designated at fair value through profit and loss	-	-	-	-	-	459,099	459,099
Premiums and other policies receivables	623,005	16,533	2,898	768	-	-	643,224
Accounts receivable from re-insurers and co-insurers	110,263	202,610	120,159	21,155	-	-	454,187
Other assets	373,946	5,590	12,537	7,024	-	8,533,348	8,932,445
Total assets	20,675,126	18,670,755	30,498,682	46,535,073	20,188,224	15,852,343	152,420,203
Liabilities
Deposits and obligations	22,908,852	8,273,520	15,162,216	32,654,763	4,970,689	1,946,347	85,916,387
Payables from repurchase agreements, security lending, due to banks and correspondents	2,765,720	2,031,097	5,747,611	10,146,210	1,825,048	106,229	22,621,915
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	209,520	209,520
Accounts payable to reinsurers and coinsurers	32,963	158,957	36,633	5,339	-	-	233,892
Technical, insurance claims reserves and reserves for unearned premiums	185,671	104,065	396,609	1,730,011	3,637,198	732,635	6,786,189
Bonds and notes issued	52,366	40,792	639,238	8,492,272	6,226,773	488,162	15,939,603
Other liabilities	446,131	1,577	218,539	190,300	-	3,754,658	4,611,205
Equity	-	-	-	-	-	20,116,511	20,116,511
Total liabilities and equity	26,391,703	10,610,008	22,200,846	53,218,895	16,659,708	27,354,062	156,435,222
Off-Balance sheet items
Derivatives assets	461,724	2,118,173	498,864	5,738,651	3,961,574	-	12,778,986
Derivatives liabilities	1,682,988	4,308,673	2,609,747	3,461,322	716,256	-	12,778,986
Total Off-Balance Sheet items	-1,221,264	-2,190,500	-2,110,883	2,277,329	3,245,318	-	-
Marginal gap	-6,937,841	5,870,247	6,186,953	-4,406,493	6,773,834	-11,501,719	-4,015,019
Accumulated gap	-6,937,841	-1,067,594	5,119,359	712,866	7,486,700	-4,015,019

The investments carried at fair value through profit or loss and trading derivatives are not considerate in the Re-pricing Gap because this instruments are include in the trading book; and VaR methodology it use to value this type of risk.

(9)   Sensitivity to Changes in Interest Rates

The sensitivity analysis of a reasonable possible change in interest rates on the Banking book comprises an assessment of the sensibility of the financial margins, which seeks to measure the potential changes in interest accruals over a period of time and the expected parallel movement of the interest rate curves as well as the sensitivity of the net economic value, which is a long-term metric measured as the net book value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the consolidated statements of income is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2014, 2015 and 2016, including the effect of derivatives instruments. The sensitivity of net economic value is calculated by revaluing interest rates from available-for-sale fixed income and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges and derivatives instruments designated as cash flow hedges. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the Banking Book, including instruments classified as available-for-sale and held to maturity investments.

The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2014, 2015 and 2016:

	As of December 31, 2014
	Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		Economic Value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	26,524	-/+	184,565
Peruvian Currency	+/-	75	-/+	39,786	-/+	276,847
Peruvian Currency	+/-	100	-/+	53,048	-/+	369,130
Peruvian Currency	+/-	150	-/+	79,573	-/+	553,694
U.S. Dollar	+/-	50	+/-	40,268	+/-	317,960
U.S. Dollar	+/-	75	+/-	60,402	+/-	476,941
U.S. Dollar	+/-	100	+/-	80,536	+/-	635,921
U.S. Dollar	+/-	150	+/-	120,804	+/-	953,881

	As of December 31, 2015
	Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	+/-	5,344	-/+	238,943
Peruvian Currency	+/-	75	+/-	8,016	-/+	358,415
Peruvian Currency	+/-	100	+/-	10,688	-/+	477,886
Peruvian Currency	+/-	150	+/-	16,032	-/+	716,829
U.S. Dollar	+/-	50	+/-	4,978	+/-	50,217
U.S. Dollar	+/-	75	+/-	7,467	+/-	75,326
U.S. Dollar	+/-	100	+/-	9,956	+/-	100,435
U.S. Dollar	+/-	150	+/-	14,934	+/-	150,652

	As of December 31, 2016
	Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	8,851	-/+	285,263
Peruvian Currency	+/-	75	-/+	13,276	-/+	427,895
Peruvian Currency	+/-	100	-/+	17,701	-/+	570,526
Peruvian Currency	+/-	150	-/+	26,552	-/+	855,790
U.S. Dollar	+/-	50	+/-	12,613	+/-	89,476
U.S. Dollar	+/-	75	+/-	18,919	+/-	134,214
U.S. Dollar	+/-	100	+/-	25,226	+/-	178,952
U.S. Dollar	+/-	150	+/-	37,838	+/-	268,428

The interest rate sensitivities set out in the tables above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run until contractual maturity.

Our positions held in equity securities, mutual funds and hedge funds are not considered part of investment securities for sensitivity calculation purposes; however, presented below is a table that demonstrates how our expected unrealized gain or loss (before income taxes) on equity securities, mutual funds, and hedge funds (as of December 31, 2014, 2015 and 2016) would correspond to changes in market prices of these securities at the 10%, 25% and 30% levels:

Market price	Changes in	2014	2015	2016
sensitivity	market prices %	Soles in thousands
Equity securities	+/- 10	157,709	149,449	130,750
Equity securities	+/- 25	394,272	363,023	326,875
Equity securities	+/- 30	473,126	436,348	392,250
Mutual funds	+/- 10	16,367	16,085	29,234
Mutual funds	+/- 25	40,916	40,212	73,085
Mutual funds	+/- 30	49,100	48,254	87,701
Hedge funds	+/- 10	14,027	13,319	110
Hedge funds	+/- 25	35,068	33,299	274
Hedge funds	+/- 30	42,081	39,958	329

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

Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2014, 2015 and 2016, the Group’s assets and liabilities by currencies were as follows:

	Peruvian		Other
2014	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	3,858,953	17,062,695	767,818	21,689,466
Cash collateral, reverse repurchase agreements and securities borrowings	-	3,786,094	1,757,309	5,543,403
Trading securities	2,057,616	266,874	201,480	2,525,970
Available-for-sale investments	5,360,864	6,664,918	1,007,466	13,033,248
Held-to-maturity investments	2,146,065	521,598	-	2,667,663
Loans, net	39,785,150	33,326,754	3,410,602	76,522,506
Financial assets at fair value through profit or loss	94,043	203,057	-	297,100
Other assets	1,104,492	1,106,148	887,003	3,097,643
	54,407,183	62,938,138	8,031,678	125,376,999
Monetary liabilities -
Deposits and obligations	(35,484,242)	(37,022,996)	(4,539,731)	(77,046,969)
Payables from repurchase agreements and security lendings	(5,225,291)	(1,772,688)	(1,310,491)	(8,308,470)
Due to bank and correspondents	(3,093,872)	(5,848,343)	(275,125)	(9,217,340)
Financial liabilities at fair value through profit or loss	-	-	(397,201)	(397,201)
Technical reserves, insurance claims reserves and unearned premiums	(2,137,497)	(3,259,562)	-	(5,397,059)
Bonds and notes issued	(2,220,670)	(12,850,747)	(33,176)	(15,104,593)
Other liabilities	(1,748,432)	(1,047,848)	(734,620)	(3,530,900)
	(49,910,004)	(61,802,184)	(7,290,344)	(119,002,532)
	4,497,179	1,135,954	741,334	6,374,467
Forwards position, net	3,209,468	(3,155,171)	(54,297)	-
Currency swaps position, net	(1,988,707)	2,534,394	(545,687)	-
Cross-currency swaps position, net	(422,487)	447,901	(25,414)	-
Options, net	(93,536)	93,536	-	-
Net monetary position	5,201,917	1,056,614	115,936	6,374,467

	Peruvian		Other
2015	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	2,629,447	18,133,335	1,628,962	22,391,744
Cash collateral, reverse repurchase agreements and securities borrowings	-	10,080,794	945,904	11,026,698
Trading securities	1,437,617	199,438	686,042	2,323,097
Available-for-sale investments	7,835,615	8,924,280	629,409	17,389,304
Held-to-maturity investments	2,872,865	709,264	-	3,582,129
Loans, net	51,525,096	30,358,072	4,604,993	86,488,161
Financial assets at fair value through profit or loss	52,369	297,959	-	350,328
Other assets	1,626,686	2,059,415	509,557	4,195,658
	67,979,695	70,762,557	9,004,867	147,747,119
Monetary liabilities -
Deposits and obligations	(36,446,886)	(45,696,802)	(6,462,945)	(88,606,633)
Payables from repurchase agreements and security lendings	(11,673,446)	(1,503,347)	(1,422,957)	(14,599,750)
Due to bank and correspondents	(2,379,021)	(5,184,659)	(198,817)	(7,762,497)
Financial liabilities at fair value through profit or loss	-	(47,737)	-	(47,737)
Technical reserves, insurance claims reserves and unearned premiums	(2,699,351)	(3,661,014)	(1,263)	(6,361,628)
Bonds and notes issued	(2,171,074)	(14,010,489)	(106,399)	(16,287,962)
Other liabilities	(2,942,934)	(1,510,666)	(632,842)	(5,086,442)
	(58,312,712)	(71,614,714)	(8,825,223)	(138,752,649)
	9,666,983	(852,157)	179,644	8,994,470
Forwards position, net	6,011,253	(6,707,587)	696,334	-
Currency swaps position, net	(9,997,505)	10,084,091	(86,586)	-
Cross-currency swaps position, net		-	-	-
Options, net	543,066	(543,066)	-	-
Net monetary position	6,223,797	1,981,281	789,392	8,994,470

	Peruvian		Other
2016	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	2,675,238	12,131,203	1,839,328	16,645,769
Cash collateral, reverse repurchase agreements and securities borrowings	4,021	10,621,045	294,558	10,919,624
Trading securities	2,433,444	172,999	1,408,576	4,015,019
Available-for-sale investments	8,326,735	7,301,306	367,248	15,995,289
Held-to-maturity investments	4,102,739	1,015,681	-	5,118,420
Loans, net	53,118,275	32,215,401	5,228,092	90,561,768
Financial assets at fair value through profit or loss	85,333	373,766	-	459,099
Other assets	1,456,407	1,993,385	538,039	3,987,831
	72,202,192	65,824,786	9,675,841	147,702,819
Monetary liabilities -
Deposits and obligations	(37,468,123)	(41,514,198)	(6,934,066)	(85,916,387)
Payables from repurchase agreements and security lendings	(12,522,337)	(1,313,163)	(1,292,499)	(15,127,999)
Due to bank and correspondents	(2,630,256)	(4,644,838)	(218,822)	(7,493,916)
Financial liabilities at fair value through profit or loss	-	(6,052)	(203,468)	(209,520)
Technical reserves, insurance claims reserves and unearned premiums	(3,134,680)	(3,650,466)	(1,043)	(6,786,189)
Bonds and notes issued	(2,544,031)	(13,291,371)	(104,201)	(15,939,603)
Other liabilities	(2,434,407)	(1,492,911)	(917,779)	(4,845,097)
	(60,733,834)	(65,912,999)	(9,671,878)	(136,318,711)
	11,468,358	(88,213)	3,963	11,384,108
Forwards position, net	508,304	(529,352)	(93,844)	(114,892)
Currency swaps position, net	245,063	(245,098)	35	-
Cross-currency swaps position, net	(1,340,985)	1,433,012	(92,027)	-
Options, net	(86,059)	86,059	-	-
Net monetary position	10,794,681	656,408	(181,873)	11,269,216

We manage foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure its performance in Soles (since 2014 considering the change in functional currency, before it was measure in U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of the Soles with respect to this currency would affect positively our consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated income statement.

As of December 31, 2016, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2015 and December 31, 2016 on its monetary assets and liabilities and its forecasted cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles, with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2015	2016
	%	Soles in thousands	Soles in thousands
Depreciation -
U.S. Dollar	5	(94,347)	(31,257)
U.S. Dollar	10	(180,116)	(59,673)

Appreciation -
U.S. Dollar	5	104,278	34,548
U.S. Dollar	10	220,142	72,934

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

13. A	Material Defaults

Neither we, nor any of our subsidiaries, have ever defaulted on any of our debt or have ever been forced to reschedule any of our obligations.

13. B	Dividend Arrearages and Delinquencies

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

15. A Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2016. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework version 2013. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and concluded that, as of December 31, 2016, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Gaveglio Aparicio y Asociados S. Civil de R.L (member firm of PricewaterhouseCoopers), our independent registered public accounting firm, as stated in their report included herein, and it has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016.

15. C	Attestation Report of Independent Registered Public Accounting Firm

To The Board of Directors and shareholders of Credicorp Ltd. and its subsidiaries

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Credicorp Ltd. and its subsidiaries as of December 31, 2016 and December 31,2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lima, Peru

April 26, 2017

/S/ Gaveglio, Aparicio y Asociados S.C.R.L

Countersigned by

——————————————— (partner)

/S/Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No. 01-019847

15. D	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At the Annual General Meeting of Shareholders held on March 31, 2017, shareholders elected the new members of the Board of Directors of Credicorp as explained in Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management. Furthermore, our Board of Directors, in its meeting held on April 26, 2017 appointed the following members to the Audit Committee: Mr. Raimundo Morales Dasso (Chairman since July 2011), Ms. Patricia Lizárraga Guthertz and Mr. Benedicto Cigüeñas Guevara (financial expert).

Mr. Morales, Ms. Lizárraga and Mr. Cigüeñas are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of the NYSE Listed Company Manual.

Mr. Cigüeñas, our Audit Committee Financial Expert, is an economist and has a Master´s degree from the Colegio de Mexico. Prior to receiving his Master’s degree, Mr. Cigüeñas studied statistics and economics at the Centro Interamericano de Enseñanza del Estado, Chile, and at the Advanced Management Program at the Universidad de Piura, Peru. Mr. Cigüeñas became a member of the Board of Directors of Credicorp on March 31, 2014. He previously served as Financial Economic Advisor and Chief Financial Officer of BCP (1992 – April 2004). He held the position of Regional Chief Executive Officer of Extebandes and Chief Executive Officer of Banco Continental del Peru. He served as Chief Executive Officer and Chief Financial Officer of Banco de la Nación del Peru, and Vice-minister of the Ministry of Economy and Finance of Peru. He was also an executive at the Peruvian Central Bank and Director of Banco Exterior de los Andes (Extebandes).

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

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee must approve all of the services that the independent external auditor provides as part of its responsibility to supervise the internal auditor’s work. The Audit Committee provides two types of approvals as set forth below:

(1)	The Audit Committee grants a “general approval” in advance for services that the independent external auditor may provide. After a general approval is given, further approval from the Audit Committee is required. A general approval is valid for 12 months from the date of approval unless the Audit Committee determines a different period shall apply. The Audit Committee is regularly informed of the services provided through the general approval process.

(2)	The Audit Committee also grants “specific approval” on case-by-case basis for services that do not have general approval. All of the services that are not granted general approval need specific approval from the Audit Committee before any agreement is signed with the independent external auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. The Audit Committee has set a limit on all tax and other fees, which cannot be greater than 35% of total auditor’s fees during a fiscal year. The Audit Committee may change this limit based upon our corporate needs and the complexity of the service provided by the independent external auditor. When considering granting any type of approval, the Audit Committee takes into account whether the requested services are consistent with the SEC’s rules regarding the independence of the independent external auditor.

As necessary, the Audit Committee supervises the execution of services provided by the independent external auditor. It approves, when necessary, any modification in the terms, conditions, fees, and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent external auditor is in the best position to provide those services. Such services typically include: audit services required by regulations, financial audits for our subsidiaries or affiliates, and services associated with the presentation of documents to the SEC or other documents published in connection with the trading of our shares.

The Audit Committee may award a general approval to audit-related services if the committee believes that these services will not negatively affect the integrity of the independent external auditor and are consistent with SEC rules.

Consistent with SEC rules, the Audit Committee requires that all tax services provided by the independent external auditor be subject to its approval. The Audit Committee may grant a specific approval for other services provided by the independent external auditor as long as they do not impair the independence of the independent external auditor and are permissible under SEC rules.

Furthermore, in accordance with a proposal made by the Audit Committee, in 2013, the Board of Directors of Credicorp engaged in a process to select and appoint the company that will act as our independent external auditor for a period of 5 years starting in 2015. The companies invited to participate in the selection process were the four most prominent auditors with operations in the countries where Credicorp’s subsidiaries operate: Ernst and Young (“EY”), PricewaterhouseCoopers, KPMG, and Deloitte. After analyzing the proposals, the Audit Committee agreed to recommend EY to serve as the independent external auditor of Credicorp and its subsidiaries for the fiscal year 2014 and Gaveglio Aparicio y Asociados S. Civil de R.L, a member firm of PricewaterhouseCoopers (“Gaveglio”) for a period of 5 years starting on January 1, 2015 and ending on December 31, 2019. Our Board of Directors’ continued support for PricewaterhouseCoopers during its term as independent external auditor is subject to the firm’s performance, which will be evaluated at the end of each year during its appointment.

At the Annual General Meeting of Shareholders held on March 31, 2017, the shareholders of Credicorp approved the designation of Gaveglio to act as independent external auditors of Credicorp for a period of 1 year in accordance with the proposal and recommendation of the Audit Committee to our Board of Directors and authorized our Board of Directors to delegate the approval of the independent external auditor’s annual fees to its Audit Committee.

The following table sets forth, for each of the years indicated, the fees paid to our independent external auditors, Gaveglio Aparicio y Asociados S.C.R.L. (2016 and 2015) and Paredes, Zaldivar, Burga & Asociados S.C.R.L. (2013 and 2014), members of PwC and EY Global, respectively, for the audit of our financial statements for the years ended December 31, 2013, 2014, 2015 and 2016.

	Years ended December 31,
	2013	2014	2015	2016
	(Soles in thousands)
Audit	11,960	12,278	13,390	13,902
Audit – Related	689	365	675	702
Tax	1,137	642	501	912
All Other	646	1,677	260	215
Total	14,432	14,962	14,826	15,731

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

In 2016, other fees are mainly related to: (i) training programs; and (ii) assess the current structure of the Finance organization of one of the subsidiaries of Credicorp based on benchmarking and gap analysis. During 2015, other fees are mainly related to the tax-purpose valuation provided to one of the subsidiaries of Credicorp with no direct affect in the financial statements and training programs. In 2014, other fees correspond to the review of Process of Management of Special Conditions (Corporate Banking). Also, other fees related to 2013 correspond to legal advisory services and training programs for officials and employees of Credicorp.

Audit fees corresponding to “Taxes” and “All other” paid in 2016, 2015, 2014 and 2013 were subject to the aforementioned 35% limit and represented 7%, 8%, 16% and 12%, respectively, of the total auditor’s fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2016, as part of their core businesses, our affiliates, Prima AFP, Atlantic Security Bank, Credicorp Capital Sociedad Administradora de Fondos, Pacifico Peruano Suiza and Credicorp Capital Bolsa made purchases in open-market transactions on behalf of our clients. Furthermore, the following purchases were made for the 2016 supplementary senior management remuneration plan, as explained in notes 3 and 20 of the financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
March 2016	145,476	US$	128.49

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

16G. A	The New York Stock Exchange – Corporate Governance

The NYSE’s corporate governance rules, codified in Section 303A of the NYSE’s Listed Company Manual, apply, with certain exceptions for foreign private issuers like Credicorp, in full to companies listing common equity securities on the exchange. The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards:

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the board of directors must be “independent directors”, as defined by the NYSE.	Credicorp is not required under Bermuda Law to maintain a board of directors with a majority being independent directors. As of April 26th, 2017, four Directors out of eight are independent.

303A.02

A director cannot be “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company. In addition, a director is not independent if the director:

•  is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company

•  has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service

Credicorp has adopted an “independence” standard that is different than the standard established by the NYSE. Credicorp’s independence standard incorporates the SEC’s minimum independence requirements applicable to directors serving on audit committees. The definition of independence is included in Credicorp’s Corporate Governance Policy. There is no similar requirement under Bermuda law.

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

•  (a) is a current partner or employee of a firm that is the listed company's internal or external auditor; (b) has an immediate family member who is a current partner of such a firm; (c) has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (d) was, or an immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time

 •  is, or has been with the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company’s compensation committee

•  is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company's consolidated gross revenues.

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

Credicorp has established a Nominations Committee and a Corporate Governance Committee. The minimum requirements and procedures to be followed by each committee are set forth in Credicorp’s Corporate Governance Policy. Credicorp has adopted a charter for the Corporate Governance Committee and for the Nominations Committee.

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2016, 2015 and 2014 together with the Report of Independent Registered Public Accounting Firm

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
Dated: April 27, 2017

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

12.1   Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2   Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1   Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2   Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31,

2016 AND 2015

S/	=	Peruvian Sol
US$	=	United States dollar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and shareholders of Credicorp Ltd. and its subsidiaries

April 26, 2017

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Credicorp Ltd. and its subsidiaries as of December 31, 2016 and December 31,2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lima, Peru

April 26, 2017

/S/ Gaveglio, Aparicio y Asociados S.C.R.L

Countersigned by

——————————————— (partner)

/S/Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No. 01-019847

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders’ equity and cash flows of Credicorp Ltd. (the Company) for the year ended December 31, 2014. These consolidated financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of Credicorp Ltd.´s operations and their cash flows for the year ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

April 28, 2015

/S/ Paredes, Zaldívar, Burga & Asociados S.C.R.L.

Countersigned by:

/S/Juan Paredes

C.P.C.C. Register Nº22220

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2016 AND 2015

	Note	2016	2015
		S/(000)	S/(000)
Assets

Cash and due from banks:	4
Non-interest-bearing		5,568,657	5,013,260
Interest-bearing		11,077,112	17,378,484
		16,645,769	22,391,744
Cash collateral, reverse repurchase agreements and securities borrowings	5(a)	10,919,624	11,026,698

Investments:
Trading securities	6(a)	4,015,019	2,323,096
Available-for-sale investments		17,086,774	17,210,714
Available-for-sale investments pledged as collateral		1,598,893	1,558,207
	6(a)	18,685,667	18,768,921
Held-to-maturity securities		2,867,755	1,683,556
Held-to-maturity securities pledge as collateral		2,250,665	1,898,573
	6(b)	5,118,420	3,582,129
		27,819,106	24,674,146

Loans, net:	7
Loans, net of unearned income		94,768,901	90,328,499
Allowance for loan losses		(4,207,133)	(3,840,337)
		90,561,768	86,488,162

Financial assets designated at fair value through profit or loss	8	459,099	350,328
Premium and other policies receivable	9(a)	643,224	648,017
Accounts receivable from reinsurers and coinsurers	9(b)	454,187	457,189
Property, furniture and equipment, net	10	1,551,703	1,671,441
Due from customers on acceptances		491,139	222,496
Intangible assets and goodwill, net	11	1,960,690	1,900,697
Other assets	12	4,928,913	5,649,299

Total assets		156,435,222	155,480,217

Liabilities and Equity

Deposits and obligations:	14
Non-interest-bearing		28,084,691	28,049,070
Interest-bearing		57,831,696	60,557,563
		85,916,387	88,606,633
Payables from repurchase agreements and security lending	5(b)	15,127,999	14,599,750
Due to banks and correspondents	15	7,493,916	7,762,497
Banker’s acceptances outstanding		491,139	222,496
Accounts payables to reinsurers	9(b)	233,892	241,847
Financial liabilities at fair value through profit or loss	3(f)(v)	209,520	47,737

Technical reserves, insurance claims reserves and unearned premiums	16	6,786,189	6,361,627
Bonds and notes issued	17	15,939,603	16,287,962
Other liabilities	12	4,120,066	4,622,098

Total liabilities		136,318,711	138,752,647

Equity	18

Equity attributable to Credicorp´s equity holders
Capital stock		1,318,993	1,318,993
Treasury stock		(209,322)	(208,978)

Capital surplus		280,876	284,171
Put options and reserves		13,539,091	10,881,678
Other reserves		1,209,731	762,695
Retained earnings		3,516,766	3,089,457
		19,656,135	16,128,016
Non-controlling interest		460,376	599,554

Total equity		20,116,511	16,727,570

Total liabilities and equity		156,435,222	155,480,217

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		S/(000)	S/(000)	S/(000)

Interest and similar income	22	10,817,555	9,992,027	8,600,866

Interest and similar expenses	22	(2,914,714)	(2,527,133)	(2,191,062)

Net interest, similar income and expenses		7,902,841	7,464,894	6,409,804

Provision for loan losses, net of recoveries	7(d)	(1,785,495)	(1,880,898)	(1,715,809)

Net Interest, similar income after provision for loan losses		6,117,346	5,583,996	4,693,995

Other income
Commissions and fees	23	2,771,561	2,644,191	2,521,829
Net gains on foreign exchange transactions operaciones de cambio		698,159	773,798	453,405
Net gains on sales of securities		336,759	248,723	220,737
Net gains on financial assets at fair value through profit or loss	8	51,667	-	-
Others	28	344,460	325,666	639,572
Total other income		4,202,606	3,992,378	3,835,543

Insurance premiums and claims
Net premiums earned	24	1,799,115	1,733,978	2,189,666
Net claims incurred for life, property, casualty and health insurance contracts	25	(1,098,905)	(1,031,659)	(1,426,733)

Total premiums earned less claims		700,210	702,319	762,933

Other expenses
Salaries and employees benefits	26	(2,942,743)	(2,878,318)	(2,673,431)
Administrative expenses	27	(2,094,678)	(1,995,802)	(1,930,483)
Depreciation and amortization	10(a) y 11(a)	(407,061)	(396,497)	(433,787)
Impairment loss on goodwill	11(b)	(94)	(82,374)	(92,583)
Net impairment loss on available-for-sale investments	6(a)	(14,459)	(43,801)	(7,794)
Net loss on financial assets at fair value through profit or loss	8	-	(33,500)	(4,098)
Others	28	(609,075)	(534,372)	(932,920)
Total other expenses		(6,068,110)	(5,964,664)	(6,075,096)

	Note	2016	2015	2014
		S/(000)	S/(000)	S/(000)

Profit before exchange difference and income tax		4,952,052	4,314,029	3,217,375
Exchange difference		(60,624)	46,563	172,095
Income tax	19(b)	(1,281,448)	(1,197,207)	(968,224)
Net profit		3,609,980	3,163,385	2,421,246
Attributable to:
Credicorp’s equity holders		3,514,582	3,092,303	2,387,852
Non-controlling interest		95,398	71,082	33,394
		3,609,980	3,163,385	2,421,246

Net basic and dilutive earnings per share attributable to equity holders of Credicorp Ltd. (in Peruvian Soles):
Basic	29	44.23	38.91	30.04
Dilutive	29	44.15	38.84	29.97

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		S/000	S/000	S/000

Net profit for the year		3,609,980	3,163,385	2,421,246
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments available for sale	18(d)	518,658	(635,743)	197,397
Income tax	18(d)	(22,975)	18,503	6,853
		495,683	(617,240)	204,250

Net movement on cashflow hedges	18(d)	(22,109)	41,069	18,888
Income tax	18(d)	2,294	(1,956)	(1,016)
		(19,815)	39,113	17,872

Exchange differences on translation of foreign Operations	18(d)	(26,571)	270,907	(54,005)

		(26,571)	270,907	(54,005)

Net other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods, net of income tax		449,297	(307,220)	168,117

Total comprehensive income for the year, net of income tax		4,059,277	2,856,165	2,589,363

Attributable to:
Equity holders of Credicorp Ltd.		3,961,618	2,831,612	2,550,093
Non-controlling interest		97,659	24,553	39,270
		4,059,277	2,856,165	2,589,363

CREDICORP LTD. Y SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

		Attributable to equity holders of Credicorp Ltd.
							Other reserves
	Number of shares issued notes 18 (a) and 29	Capital stock	Treasury Stock	Capital surplus	Reserves	Put options	Available- for-sale investment reserve	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	(In thousands of units)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances at January 01, 2014	94,382	1,318,994	(208,127)	275,570	8,268,894	(340,353)	1,027,763	(11,935)	(154,683)	1,655,388	11,831,511	511,594	12,343,105
Changes in equity in 2014
Net profit for the year	-	-	-	-	-	-	-	-	-	2,387,852	2,387,852	33,394	2,421,246
Other comprehensive income	-	-	-	-	-	-	195,852	17,872	(51,483)	-	162,241	5,876	168,117
Total comprehensive income	-	-	-	-	-	-	195,852	17,872	(51,483)	2,387,852	2,550,093	39,270	2,589,363
Transfers of retained earnings to reserves, note 18(c)	-	-	-	-	1,200,853	-	-	-	-	(1,200,853)	-	-	-
Dividend distribution, note 18(e)	-	-	-	-	-	-	-	-	-	(429,413)	(429,413)	-	(429,413)
Purchase of treasury stock, note 18(b)	-	-	(1,772)	(43,850)	-	-	-	-	-	-	(45,622)	-	(45,622)
Share-based payments and other	-	-	1,715	71,221	153	-	-	-	-	-	73,089	-	73,089
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(203)	(203)	(8,715)	(8,918)
Acquisition of subsidiary - Mibanco, note 2(d)(i)	-	-	-	-	-	-	-	-	-	-	-	268,042	268,042
Acquisition of non-controlling interest - Mibanco	-	-	-	-	-	-	-	-	-	-	-	(163,621)	(163,621)
Balances at December 31, 2014	94,382	1,318,994	(208,184)	302,941	9,469,900	(340,353)	1,223,615	5,937	(206,166)	2,412,771	13,979,455	646,570	14,626,025
Changes in equity in 2015	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	-	-	-	-	3,092,303	3,092,303	71,082	3,163,385
Other comprehensive income	-	-	-	-	-	-	(570,711)	39,113	270,907	-	(260,691)	(46,529)	(307,220)
Total comprehensive income	-	-	-	-	-	-	(570,711)	39,113	270,907	3,092,303	2,831,612	24,553	2,856,165
Transfer of retained earnings to reserves, note 18(c)	-	-	-	-	1,820,483	-	-	-	-	(1,820,483)	-	-	-
Dividend distribution, note 18(e)	-	-	-	-	-	-	-	-	-	(539,985)	(539,985)	-	(539,985)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(11,173)	(11,173)
Purchase of treasury stock, note 18(b)	-	-	(2,452)	(70,516)	-	-	-	-	-	-	(72,968)	-	(72,968)
Share-based payment transactions	-	-	1,658	51,746	9,481	-	-	-	-	-	62,885	-	62,885
Others	-	(1)	-	-	(77,833)	-	-	-	-	(55,149)	(132,983)	(60,396)	(193,379)
Balances at December 31, 2015	94,382	1,318,993	(208,978)	284,171	11,222,031	(340,353)	652,904	45,050	64,741	3,089,457	16,128,016	599,554	16,727,570
Changes in equity in 2016 -	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	-	-	-	-	3,514,582	3,514,582	95,398	3,609,980
Other comprehensive income	-	-	-	-	-	-	493,884	(20,400)	(26,448)	-	447,036	2,261	449,297
Total comprehensive income	-	-	-	-	-	-	493,884	(20,400)	(26,448)	3,514,582	3,961,618	97,659	4,059,277
Transfer of retained earnings to reserves, note 18(c)	-	-	-	-	2,316,370	-	-	-	-	(2,316,370)	-	-	-
Dividend distribution, note 18(e)	-	-	-	-	-	-	-	-	-	(653,326)	(653,326)	-	(653,326)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(34,514)	(34,514)
Purchase of treasury stock, note 18(b)	-	-	(2,604)	(63,924)	-	-	-	-	-	-	(66,528)	-	(66,528)
Share-based payment transactions	-	-	2,260	60,629	690	-	-	-	-	-	63,579	-	63,579
Acquisition of non-controlling interest, note 2(a)	-	-	-	-	-	340,353	-	-	-	(123,980)	216,373	(216,373)	-
Others	-	-	-	-	-	-	-	-	-	6,403	6,403	14,050	20,453
Balances at December 31, 2016	94,382	1,318,993	(209,322)	280,876	13,539,091	-	1,146,788	24,650	38,293	3,516,766	19,656,135	460,376	20,116,511

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		S/000	S/000	S/000

CASH FLOWS FROM OPERATING ACTIVITIES

Profit before income tax		4,891,428	4,360,592	3,389,470
Income tax		(1,281,448)	(1,197,207)	(968,224)
Net profit		3,609,980	3,163,385	2,421,246

Adjustment to reconcile net profit with net cash arising from operating activities:
Provision for loan losses	7(d)	2,063,209	2,052,177	1,914,142
Depreciation and amortization	10(a) and 11(c)	407,061	396,497	433,787
Deferred income tax	19(b)	28,228	(117,195)	(252,710)
Adjustment of technical reserves		370,964	408,808	445,997
Impairment loss on available for-sale investments	6(a)	14,459	43,801	7,794
Net loss (gain) on sales of securities		(336,759)	(248,723)	(220,737)
Impairment loss on goodwill	11(b)	94	82,374	92,583
Provision for various risks	12(d)	28,093	38,248	70,094
Net loss (gain) on financial assets designated at fair value through profit and loss	8	(51,667)	33,500	4,098
Fluctuation of derivative financial instruments	22	(44,500)	(207,938)	(22,202)
Loss on sales of property, furniture and equipment		45,076	17,159	12,949
Net profit from sale of seized and recovered assets	28	(1,377)	(4,195)	(1,801)
Expense on shared-based compensation plan	26	94,871	73,150	62,628
Others		60,624	(46,563)	(172,095)
Net changes in assets and liabilities
Net increase (decrease) in assets
Loans		(6,636,536)	(7,754,794)	(16,143,237)
Trading securities		(1,694,949)	232,293	(1,025,924)
Available for sale		562,679	(3,163,304)	2,096,582
Other assets		1,395,946	(745,622)	(4,238,686)
Net increase (decrease) in liabilities
Deposits and obligations		(1,981,653)	6,105,203	9,514,322
Due to Banks and correspondents		(188,720)	(2,164,131)	2,822,467
Payables from repurchase agreements and security lending		551,130	6,014,423	4,788,153
Cash collaterals, receivable from reverse repurchase agreements and securities borrowings		(61,231)	(4,585,838)	(4,449,777)
Bonds and notes issued		274,766	(1,270,797)	(1,342,704)
Other liabilities		1,141,323	1,211,378	5,130,788
Income tax paid		(1,108,641)	(945,178)	(1,028,466)
Net cash flow from operating activities		(1,457,530)	(1,381,882)	919,291

	Note	2016	2015	2014
		S/000	S/000	S/000
NET CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired		-	-	731,813
Revenue for sale of property, furniture and equipment		47,044	44,524	19,799
Additions of property, furniture and equipment	10	(110,151)	(148,426)	(301,734)
Additions of intangible assets	11	(275,606)	(276,564)	(246,882)
Held-to-maturity investments		(1,550,332)	(1,135,744)	(1,990,686)
Net cash flows from investing activities		(1,889,045)	(1,516,210)	(1,787,690)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(e)	(653,326)	(539,985)	(429,413)
Subordinated bonds and notes issued		(401,257)	666,805	978,217
Acquisition of Credicorp shares	18(b)	(66,528)	(72,968)	(45,622)
Acquisition of non-controlling interest	2(a) and 2(d)	(489,866)	-	(163,621)
Net cash flows from financing activities		(1,610,977)	53,852	339,561
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		(4,957,552)	(2,844,240)	(528,838)
Effect of changes in Exchange rate of cash and cash equivalents		(454,120)	3,199,642	455,375
Cash and cash equivalents at the beginning of the year		22,044,868	21,689,466	21,762,929
Cash and cash equivalents at the end of the year		16,633,196	22,044,868	21,689,466

Additional information from cash flows
Interest received		10,670,591	9,987,677	8,406,602
Interest paid		(2,871,851)	(2,510,247)	(2,124,733)

Non-cash flows transactions
Incorporation of Mibanco net assets, Note 2(a)(i)		-	-	(595,770)

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

1	OPERATIONS

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

These consolidated financial statements were approved at the March 31, 2017 General Shareholder’s Meeting.  The Company evaluated events or transactions that may have occurred between March 31, 2017 and April 26, 2017 for potential recognition or disclosures.  No events or transactions were identified.

2	ACQUISITIONS, TRANSFERS AND MERGER

a)	Acquisition of the non-controlling interest of Credicorp Capital Colombia (formerly Correval) and Inversiones IMT S.A. (IM Trust) -

In the Board Meetings of Credicorp held on February 24, and July 20 of 2016, capital contributions were approved in favor of Credicorp Capital Ltd. for an amount of US$15.4 million and US$106.3 million, respectively, for the purpose of acquiring all of the shares held by the minority shareholders of Credicorp Capital Colombia (49.0 percent) and IM Trust (39.4 percent) at said date, exercising the sale option agreed with them amounting, at that time, to S/489.9 million (S/340.4 million at the time of the signing of the contract and S/149.5 million related to the appreciation of that option recorded in the period from 2013 until its execution date).

It should be noted that in the above-mentioned Board meeting of Credicorp Ltd., Capital contributions to Credicorp Capital Ltd. were approved for a total of US$121.7 million; however, Management subsequently decided only to contribute US$120.1 million.

Subsequently, Credicorp Capital Ltd. made capital contributions in favor of Credicorp Capital Holding Chile and Credicorp Capital Holding Colombia for approximately US$49.2 million and US$44.2 million, respectively, to enable said entities to execute directly the purchase and sale options (PUT) with the minority shareholders.

Accordingly, on May 20 and August 1 of 2016, Credicorp Capital Holding Chile executed the purchase option of IM Trust S.A. purchasing the 39.4 percent share held by the minority shareholders, for approximately US$73.7 million (equivalent to S/241.4 million), with which, Credicorp Capital Holding Chile became the owner of 100 percent of the share capital of IM Trust.

The amount paid by Credicorp Capital Holding Chile was made up of US$49.2 million originating from the capital contribution of Credicorp Capital Ltd. and approximately US$20.0 million in financing from a local bank in Chile and own resources for US$4.5 million.

Furthermore, on May 20, June 1 and August 1, of 2016, Credicorp Capital Holding Colombia executed the purchase option of Credicorp Capital Colombia, purchasing the 30.32 percent share held by the minority shareholders for approximately US$45.2 million (equivalent to S/152.4 million), with which, Credicorp Capital Holding Colombia became the owner of 81.32 percent of the share capital of Credicorp Capital Colombia.

The amount paid by Credicorp Capital Holding Colombia is made up of US$44.2 million originating from the capital contribution of Credicorp Capital Ltd. and the entity’s own funds for approximately US$1.0 million.

Finally, on September 30, 2016, Credicorp Capital Ltd. executed the remaining purchase option of Credicorp Capital Colombia, purchasing the 18.68 percent share held by the minority shareholders, by means of the purchase of the entities Coby Business Inc. and Artigas Global Corp, both Panamanian companies whose only asset are their shares of Credicorp Capital Colombia S.A. The total amount of the purchase was US$28.3 million (equivalent to S/96.1 millon), of which Credicorp Capital Ltd. paid US$26.7 million in cash (which originated from Credicorp´s capital contribution), leaving a balance payable of US$1.6 million at December 31, 2016.

The total contribution of Credicorp Ltd. in Credicorp Capital Ltd. Group was US$120.1 million and with the financing taken by Credicorp Capital Holding Chile, all of the purchase options were exercised, resulting in the achievement of a 100 percent share in IM Trust and in Credicorp Capital Colombia S.A. In the same way, the process was concluded of establishing a regional investment bank which operates in the Integrated Latin American Market (MILA from Spanish acronym), involving the stock exchanges of Peru, Colombia and Chile.

The impacts of the operation on the financial statements of the Group are summarized below:

	Companies acquired
	Inversiones IMT S.A.	Credicorp Capital Colombia S.A.	Coby Business Inc. y Artigas Global Corp.	Total
	S/000	S/000	S/000	S/000
Assets and liabilities acquired / Non controlling interest	103,630	69,482	43,261	216,373
Payment made / execution of sale option	(241,420)	(152,379)	(96,067)	(489,866)
Effect on Retained Earnings	(137,790)	(82,897)	(52,806)	(273,493)

b)	Corporate reorganization of Inversiones Credicorp Bolivia in the Credicorp Group -

As part of the corporate reorganization of Grupo Credicorp, in a General Shareholders’ Meeting of Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”), held on December 31, 2015, an increase in the share capital was approved in the form of a voluntary contribution of Grupo Crédito S.A. (hereinafter “Grupo Crédito”), a subsidiary of Credicorp S.A.) amounting to Bs. 1,134.5 million, equivalent to S/383.5 million, issuing in its favor 11,344,800 shares.

The contribution was made by Grupo Crédito on March 30, 2016, as a result of which BCP lost control of ICBSA, and Grupo Crédito is the new entity that has assumed control.

c)	Sale of shares of Banco de Crédito de Bolivia -

The Executive Committee of the Board of Directors of BCP, in its meeting held on December 30, 2015, approved the sale of all of the shares (14,121 units) which it held of Banco de Crédito de Bolivia (hereinafter “BCB”) to ICBSA. Both companies form part of Grupo Credicorp.

It is worth mentioning that at December 31, 2015, said transaction was not recognized as an “asset classified as held-for-sale”, since it did not comply with all of the requirements of IFRS 5 “Non-current assets held for sale and discontinued operations” and it did not have the regulator’s approval.

Furthermore, in a General Shareholders’ Meeting of BCB held on March 10, 2016, the capitalization of reserves was approved for an amount of Bs. 607.5 million, equivalent to S/307.4 million, increasing proportionally the shareholding of all of the shareholders. As a result of the capitalization, BCP received 29,116 shares, obtaining a total holding of 43,237 shares.

The share sale operation by BCP was authorized by the Supervisory Authority of the Financial System (ASFI from the Spanish acronym) of Bolivia on May 12, 2016, after which, BCP carried out the sale of all of its shares at that date (43,237 shares) in favor of ICBSA, through the Bolivian Stock Exchange, at a price of Bs. 25,811.0 per share, representing a total amount of Bs.1,116.0 million, equivalent to S/541.1 million.

As a result of the sale of shares, ICBSA became the new entity which assumed control over BCB.

d)	Acquisition of Mibanco and subsequent merger by absorption with Financiera Edyficar -

(i)	On February 8, 2014, Credicorp through its subsidiary Empresa Financiera Edyficar S.A. (hereinafter “Edyficar”) signed an agreement with Grupo ACP Corp. S.A.A. to acquire the 60.68 percent of the share capital of Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a banking entity in Peru oriented towards the sector of micro and small companies, for a total amount of US$179.5 million (approximately equivalent to S/504.8 million) paid in cash. This transaction was completed after obtaining all of the authorizations and approvals on March 20, 2014, the effective date of the purchase and payment.

Additionally, as part of the initial acquisition, on April 8, 2014, Credicorp through its subsidiaries Grupo Crédito S.A. and Edyficar acquired 5.00 percent and 1.50 percent of the share capital of Mibanco, for approximately S/41.6 million and S/12.5 million, respectively, from International Finance Corporation (hereinafter “IFC”), a minority shareholder of Mibanco, at the same terms and conditions of the initial transaction as a result of a tag along right executed by IFC included in a shareholders’ agreement with Grupo ACP.

The acquisition of Mibanco was recorded using the purchase method, in accordance with IFRS 3, “Business Combinations”, applicable at the date of the transaction. Assets and liabilities were recorded at their estimated fair values at the acquisition dates, including the identified intangible assets unrecorded in Mibanco’s statement of financial position.

Acquisition costs incurred for approximately S/1.0 million were recorded in “Administrative expenses” of the consolidated statement of income.

The Group has elected to measure the non-controlling interest in Mibanco at fair value; which has been estimated by applying an international valuation technique (discounted cash flows).

Furthermore, in accordance with the acquisition strategy and in compliance with the legal requirements established in the Peruvian stock market, Credicorp, through Edyficar, carried out the following additional purchases of the share capital of Mibanco, paid in cash:

-	In July of 2014, it acquired 18.56 percent for approximately S/153.6 million
-	In September of 2014, it acquired 1.19 percent for approximately S/10 million

These acquisitions of non-controlling interest carried out in July and September of 2014 were recorded as an equity transaction. Taking into account said purchases, at December 31, 2014, Credicorp held 86.93 percent of the share capital of Mibanco, paying approximately S/722.5 million.

From the effective acquisition date (March 20, 2014) until December 31, 2014, the contribution of Mibanco in interest and similar yields totaled approximately S/675.7 million. If the combination had taken place at the start of the year, the interest and similar yields of the Group would have risen to approximately S/8,814.9 million (an increase of S/236.2 million). For the year 2014, the pre-tax profit of Mibanco is insignificant for the Group’s consolidated financial statements.

(ii)	On March 2, 2015 the merger between Mibanco as acquiring entity and Edyficar as acquired entity was made effective. This merger incorporated at the carrying amount, all the assets and liabilities of Edyficar except for operating licenses, mortgages loans of Mivivienda and cash, which continued to be owned by Edyficar.

Subsequently in April of 2015, the credit portfolio of Mivivienda was sold to BCP. In the same way, the license has been retired, without generating any impact on the Financial Statements.

As a result of this merger, and as a result of the exchange of shares at fair value, BCP holds a direct interest of 93.598 percent in the new merged entity and Grupo Crédito holds 1.757 percent.

e)	Agreement between El Pacífico Peruano Suiza and Banmédica -

On December 30, 2014, Credicorp, through its subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros (hereinafter “PPS”) signed an agreement with Banmédica S.A. (hereinafter “Banmédica”) to jointly develop a health care business in Peru, including: medical insurance services, health insurance and health care plans. Based on this agreement, Credicorp lost control of its subsidiary Pacífico EPS, which became an associate. This agreement came into effect on January 1, 2015. See Note 13.

This transfer resulted, during the year 2015, in a profit of S/99.0 million which is recognized in “Net gain on sale of securities” in the consolidated statement of income.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation and use of estimates -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The accompanying consolidated financial statements have been prepared on a historical cost basis, except for trading securities, available-for-sale investments, derivative financial instruments, share-based payments, bonds and notes associated with fair value hedges, sale options over non-controlling interests, financial assets and liabilities at fair value through profit or loss that have been measured at fair value.

The consolidated financial statements are presented in Peruvian Soles (S/), see paragraph (c) below, and values are rounded to the nearest S/thousands, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements, because actual results may differ from those determined in accordance with said estimates and assumptions.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to allowance for loan losses, the valuation of investments, the technical reserves for claims and premiums, goodwill impairment, the measurement of the share-based payment transactions and the valuation of derivative financial instruments. Furthermore, other estimates exist, such as the liabilities for put options held by non-controlling interest in subsidiaries, estimated useful life of intangible assets, property, furniture and equipment and the deferred tax assets and liabilities. The accounting criteria used for said estimates are described below.

The accounting policies adopted are consistent with those of the previous years, except that the Group has adopted the new revised IFRS and IAS which are mandatory for the periods beginning on or after January 1, 2016, as described below:

-	IAS 1 “Presentation of financial statements” Disclosure initiatives -

The amendments clarify the materiality requirements of IAS 1 indicating the following (i) certain items of the consolidated statement of income, the consolidated statement of comprehensive income and the consolidated statement of financial position may be broken down (ii) entities have flexibility to choose the order of presentation of the notes to their consolidated financial statements, and (iii) the participation of the associates and joint ventures recorded in the consolidated statement of comprehensive income by the equity participation method must be presented in only two lines grouping together the items which are recycled and not recycled in the consolidated statement of comprehensive income.

-	Amendments to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible Assets”. Clarification of the acceptable methods of depreciation and amortization.

The amendments clarify that an income-based method of depreciation or amortization is generally inappropriate. The IASB has amended IAS 16 to clarify that the income-based method should not be used to calculate the depreciation of items of property, plant and equipment.

IAS 38 now includes the assumption that income-based amortization of intangible assets is inappropriate. This assumption can be refuted if (i) the intangible asset has been expressed as income (i.e. if the measurement of income is the limiting factor on the value that may be derived from the asset or (ii) it can be shown that the income and the use of the economic benefits generated by the asset are totally related.

-	Modifications to IFRS 10 “Consolidated financial statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures” Investment entities. Application of the exception of consolidation.

The amendments made clarify the following issues: (i) the exception to the preparation of consolidated financial statements is also available to intermediate parent entities which are subsidiaries of investment entities, (ii) an investment entity must consolidate a subsidiary that is not an investment entity and of which the main purpose and activity is to provide support services for the activities of the investment entity, and (iii) the entities which are not investment entities but which have a participation in an associate or a joint venture which is an investment entity will apply the equity participation accounting method. The fair value measurement applied by the associated investment entity or joint venture may be retained or consolidation may be made at the level of the associate or joint venture, which would subsequently adjust the fair value measurement.

-	Amendments to IFRS 11 “Joint Arrangements” Accounting treatment of the acquisition of participation in joint operations.

The amendments clarify the accounting treatment for the acquisition of a participation in a joint operation. These amendments require an investor to apply the accounting practice of business combinations.

This includes:

-	Measurement of identifiable assets and liabilities at fair value
-	recognition as expense of the costs related to the acquisition
-	recognition of deferred taxes and
-	recognition of the residual costs as goodwill and the annual evaluation of its possible impairment.

The existing participation in the joint operation is not re-measured at the time of acquisition of an additional participation, as long as joint control is maintained.

The amendments also apply when a joint venture is formed and an existing business is contributed.

-	Annual improvements to IFRS (cycle 2012-2014).

The IASB issued improvements to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, IFRS 7 “Financial Instruments: Disclosures”, IAS 19 “Employee Benefits” and IAS 34 “Interim Financial Reporting”

Due to the Group’s structure and operations, the adoption of the new and revised accounting standards did not have a significant impact on its consolidated financial position and results; therefore, it has not been necessary to modify the Group’s comparative consolidated financial statements.

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

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, note 3(ac).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the amount corresponding to non-controlling shareholders is recognized directly in the consolidated statement of changes in net equity.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The considerations taken into account to determine significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; gains resulting from the use of the equity method of accounting are included in “Other income” of the consolidated statement of income.

At December 31, 2016 and 2015, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (i)	Banking, Peru	97.68	97.68	127,513,766	128,885,245	113,568,832	117,229,264	13,944,934	11,655,981	2,954,668	2,783,428

El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (PPS) (ii)	Insurance, Peru	98.45	98.45	10,156,361	9,325,892	7,786,257	7,418,532	2,370,104	1,907,360	303,264	349,503
Inversiones Credicorp Bolivia S.A. and Subsidiaries (iii)	Holding, Bolivia	99.95	97.78	8,017,925	7,290,278	7,337,562	6,667,864	680,363	622,414	71,910	70,965
Atlantic Security Holding Corporation and Subsidiaries (iv)	Capital Markets, Cayman	100.00	100.00	7,056,980	6,979,153	5,961,796	6,112,699	1,095,184	866,454	143,238	132,654
Credicorp Capital Ltd. and Subsidiaries (v)	Capital Markets, Bermuda	100.00	100.00	3,230,080	2,836,708	2,440,496	2,076,788	789,584	759,920	89,654	(6,584)
CCR Inc. (vi)	Special purpose Entity, Bahamas	99.99	99.99	1,103,787	1,677,107	1,123,045	1,711,226	(19,258)	(34,119)	(39)	(8,799)
Prima AFP S.A. (vii)	Private pension fund administrator, Peru	99.98	99.98	883,893	880,844	277,899	296,040	605,994	584,804	155,813	162,083
Grupo Crédito S.A (viii)	Capital Markets, Peru	99.99	99.99	167,397	171,269	534,552	225,229	(367,155)	(53,960)	(15,575)	24,610

(i)	BCP was incorporated in 1889 and its activities are regulated by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP regulator, hereinafter “the SBS” for its Spanish acronym).

BCP holds a direct interest in Mibanco as a result of the merger between Mibanco and Edyficar on March 2, 2015. At December 31, 2014 Mibanco was a subsidiary of Financiera Edyficar (note 2(d). At December 31, 2016, the assets, liabilities, equity and net income of Mibanco amounted to approximately S/11,234.9 million, S/9,658.3 million, S/1,576.6 million and S/336.0 million, respectively. (S/11,054,8 million, S/9,707.5 million, S/1,347.3 million, and S/222.0 million, respectively at December 31, 2015.

(ii)	PPS provides general life, health and personal insurance, its activities are regulated by the SBS. On December 30, 2014, the Group signed an agreement with Banmédica to transfer control of its subsidiary Pacífico EPS, as explained in more detail in Note 13.

(iii)	Inversiones Credicorp Bolivia was established in February 2013 and its objective is to make capital investments for its own account or for account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

At December 31, 2016, its principal subsidiary is BCB, a commercial bank which operates in Bolivia. At said date, the assets, liabilities, equity and net profit of BCB were approximately S/7,949.2 million, S/7,328.5 million, S/620.7 million and S/80.7 million, respectively.

At December 31, BCB was a subsidiary of BCP, and its assets, liabilities, equity and net profit totaled approximately S/7,245.6 million, S/6,665.0 millon, S/580.6 million and S/57.4 million, respectively. During the year 2016, BCP sold its shares of BCB to ICBSA, losing control of the latter, see note 2 (c).

The balances shown as comparative have been restructured as if BCB had always been a subsidiary of ICBSA

(iv)	Its most significant subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration mostly for BCP’s Peruvian customers

(v)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Chile (owner of Inversiones IMT), Credicorp Capital Holding Colombia (owner of Credicorp Capital Colombia, formerly Correval), and Credicorp Capital Holding Peru (owner of Credicorp Capital Peru S.A.A.), which develop their activities in Chile, Colombia and Peru, respectively.

The principal subsidiary of Credicorp Capital Holding Peru is Credicorp Capital Peru, the principal function of which is that of a holding company of shares, participations, and securities in general, provision of financial and corporate advisory services, and property investment. At December 31, 2016 and 2015, respectively, Credicorp Capital Peru holds as subsidiaries, Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital S.A. Sociedad Administradora de Fondos, Credicorp Capital Servicios Financieros S.A. and Credicorp Capital Sociedad Titulizadora S.A., member companies of the Investment Banking Group in Peru.

During the year 2015, Grupo Crédito split the shares it held in Credicorp Capital Holding Peru, after which Credicorp Ltd. contributed this investment to Credicorp Capital Ltd. Said transfers were made at their carrying amounts and, therefore, had no effect on the Group’s consolidated financial statements: no gains or losses were recorded for these transactions.

At December 31, 2016 and 2015, Credicorp Capital Ltd. directly holds 100.0 percent of the share capital of Credicorp Capital Holding Peru. As of December 31, 2016, the assets, liabilities, equity and net profit of of Credicorp Capital Holding Peru and Subsidiaries amount to approximately S/236.0 million, S/56.5 million, S/179.5 million and S/19.3 million, respectively (S/239.9 million, S/43.8 million, S/196.1 million and S/12.6 million, respectively at December 31, 2015).

At December 31, 2016, Credicorp Capital Ltd directly or indirectly holds 100.00 percent of the share capital of IM Trust and Credicorp Capital Colombia (60.60 percent of IM Trust and 51.0 percent of Credicorp Capital Colombia at December 31, 2015), see increase in the holding in note 2(a). At December 31, 2016, the assets, liabilities, equity and net profit of IM Trust amount to approximately S/987.5 million, S/840.4 million, S/147.1 million and S/23.7 million, respectively (S/563.8 million, S/440.1 million, S/123.7 million and S/21.3 million, respectively, at December 31, 2015); and those of Credicorp Capital Colombia amount to approximately S/1,496.5 million, S/1,346.2 million, S/150.3 million, and S/24.2 million, respectively (S/1,572.6 million, S/1,446.8 million, S/125.8 million and S/25.6 million, respectively at December 31, 2015

(vi)	CCR Inc. was incorporated in 2000, its main activity is to manage certain loans granted to BCP by foreign financial entities, see note 17(a)(iii). These loans are collateralized by transactions performed by BCP. At December 31, 2016 and 2015, the negative equity balance resulted from unrealized losses from cash flow hedge derivatives.

(vii)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

(viii)	Grupo Crédito is a company mainly engaged in shares listed in Peru and unlisted shares of Peruvian companies. It also holds the Group’s shares in BCP, Prima AFP, PPS and Inversiones Credicorp Bolivia. Grupo Crédito’s balances are presented net of its investments in said entities.

c)	Foreign exchange -

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the Peruvian sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact their major transactions and/operations, such as: lending, borrowing, financial income, financial expenses and a significant percentage of their purchases are agreed in Peruvian soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially stated by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the statement of financial position. The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are stated at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency

Given that the Group’s entities in Colombia, Chile, Cayman, Panama and Bolivia have a functional currency different from Peruvian Soles, they were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences” in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statement of income using the effective interest rate method, which is the rate that discounts estimated future cash payments or receipts during the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income includes coupons earned on fixed income investment and trading securities and the discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Fees and commission income are recognized on an accrual basis. Contingent credit fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any direct incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

All other revenues and expenses are recognized on an accrual basis.

e)	Insurance activities -

Product classification:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds. As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes unit linked insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied and technical lines and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of the operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims and ceded premiums associated with the ceded policies and are in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measureable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the classification of the reinsured insurance contract.

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

Insurance receivables -

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2016 and 2015 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

Unit- Linked” assets -

“Unit- Linked” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses accrue directly to the policyholders who bear the investment risk. Each account has specific objectives and the assets are carried at fair value. The balance of each account is legally segregated and is not subject to claims that arise out of any other business of the Group. The liabilities linked to these accounts are equal to the account assets, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC) -

These comprise the direct costs that originate with and are related to traditional life and unit-linked insurance contracts which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the average expiration period of the related insurance contracts. Amortization is recorded in the consolidated statement of income.

DAC for general insurance and health products are amortized over the period in which the related revenues are earned.

DAC are derecognized when the related contracts are either settled or disposed of.

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts is less than the carrying value an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions -

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities -

i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves of retirement, disability and survivor’s pension include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported (IBNR), as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the company’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the reserves of this business, the discounted present value of the expected future pensions, to be paid in a guaranteed and non-guaranteed period is taken into account, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves including the amount required to cover the maintenance expenses related to the individual life insurance contracts (including Unit Linked insurance policies) are determined by the sum of the discounted value of the expected future benefits, occurrence of claims, administration expenses, options, guarantees and profit on investment, less the current value of the exected theoretical premiums which would be required to comply with the payment obligations of future pensions.

On the other hand, in the Life Annuities business the company offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Life insurance contracts comprise the provision for unearned premiums and ongoing risks. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. Said accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims that have not been reported to the Group (hereinafter “IBNR”). IBNR reserves are determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2016 and 2015, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the last estimated cost of all claims incurred but not settled at the date of the consolidated statement of financial position, whether reported or not, together with related claim handling costs and the expected reduction in value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position. IBNR are estimated and included in the provision (liabilities). IBNR reserves are determined on the basis of the Bornhuetter - Ferguson methodology – BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect the historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is term of the contract and is recognized as premium income.

At each reporting date the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2016 and 2015, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represents premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Unit-linked insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

(iii)	Income from medical services and sale of medicines (those not categorized as healthcare insurance) -

Income from medical services is recognized on the date the service is provided.

Income from the sale of medicines is recognized when the significant risks and rewards inherent to ownership of the medicines have passed to the buyer, usually upon delivery of the medicines.

Income from medical services and sale of medicines is recorded in “Other income” of the consolidated statement of income.

Recognition of benefits, claims and expenses:

(i)	Benefits and claims -

The benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claim handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Pension payments are recorded when they accrue.

General and health insurance claims include all claims occurring during the year, whether reported or not, internal and external claim handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustment to claims outstanding from previous years.

(ii)	Reinsurance premiums -

Comprise the total premiums payable for the coverage of the insurance contracts and are recognized on the date on which the validity of the insurance policy commences. Unearned ceded premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims -

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

Cost of medical services and sale of medicines are recorded in “Other expense” of the consolidated statement of income.

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

The classification of financial instruments at initial recognition depends on the purpose and the Management intention for which the financial instruments were acquired and their characteristics. All financial instruments are measured initially at their fair value plus the incremental costs related to the transaction which are directly attributable to the acquisition or issue of the instrument, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established according to market regulations or conventions (regular market trades) are recognized on the trade date, that is, the date on which the Group commits to purchase or sell the asset. Derivatives are recognized on a trade date basis.

(i)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss include financial assets held for trading and financial assets and liabilities designated at fair value through profit or loss, the designation of which is upon initial recognition and on an instrument by instrument basis. Derivative financial instruments are also categorized as held for trading unless they are designated as hedging instruments.

A financial asset or liability is classified as held for trading if it is acquired for the purpose of selling or repurchasing it in the short term, and is presented in “Trading securities” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

Management may only designate an instrument at fair value through profit or loss upon initial recognition when the following criteria are met:

-	The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses generated by them on a different basis; or

-	The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and evaluated based on the yield on their fair value, in accordance with a documented risk management or investment strategy; or
-	The financial instruments contain one or more embedded derivatives, which significantly modify the cash flows that otherwise would be required by the contract.

Changes in fair value of a designated financial asset and liability through profit or loss are recorded in “Net gain (loss) on financial assets designated at fair value through profit or loss” of the consolidated statement of income. Interest earned or incurred is accrued in the consolidated statement of income in “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income is recorded when the right to payment has been established.

(ii)	Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans and receivables are measured at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statement of income in “Interest and similar income”. Losses from impairment are recognized in the consolidated statement of income in “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

A provision for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The provision for loan losses is established based on an internal risk classification and considering any guarantees and collaterals received, Note3 (i) and 34.1.

(iii)	Available-for-sale financial investments -

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt instruments in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of the corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statement of income in “Net gain on the sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated statement of income in “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

Interest and similar income earned are recognized in the consolidated statement of income in “Interest and similar income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

The Group evaluates whether its ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if Management has the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate.

(iv)	Held-to-maturity financial investments -

Held-to-maturity financial investments are non–derivative financial assets with fixed or determinable payments and fixed maturities, which Credicorp has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortization is included in “Interest and similar income” of the consolidated statement of income. The losses arising from impairment of these investments are recognized in the consolidated statement of income.

At December 31, 2016 and 2015 the Group has not recognized any impairment loss on held-to-maturity investments, see policy of impairment of financial assets carried at amortized cost in note 3(i)(i).

If the Group were to sell or reclassify a more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (02) years.

At December 31, 2016 and 2015 the Group did not sell or reclassify any of its held-to-maturity investments.

(v)	Repurchase and reverse repurchase agreements and security lending and borrowing transactions -

Securities sold under agreements to repurchase at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recognized as an asset with a corresponding obligation to return it, including accrued interest, as a liability in “Payables from repurchase agreements and security lendings”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is treated as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in Cash collateral, reverse repurchase agreements and security borrowings" in the consolidated statement of financial position, which includes accrued interest that is calculated according to the method of the effective interest rate.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the consolidated statement of financial position. The consideration paid, including accrued interest, is recorded in “Receivables from reverse repurchase agreements and security borrowings” of the consolidated statement of financial position, reflecting the transaction’s economic substance as a loan by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate.

If securities purchased under agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position heading “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income caption “Net gain on sale of securities”.

Security lending and borrowing transactions are usually collateralized by securities and cash. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(vi)	Put and call options over non-controlling interest -

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

Call options are initially recognized as a financial asset at their fair value, with any subsequent changes in their fair value recognized in profit or loss. If the call options are exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controllin interest. If the call options lapse unexercised, any carrying amount for the call option is expensed in profit or loss.

Put and call options do not give the Group present access to the benefits associated with the ownership interest.

(vii)	Other financial liabilities -

After initial measurement other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

g)	De-recognition of financial assets and liabilities -

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

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership.  When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities -

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

i)	Impairment of financial assets -

The Group assesses at the date of each consolidated statement of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets is as follows:

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

The carrying amount of the asset is reduced through the use of a provision account and the amount of the loss is recognized in the consolidated statement of income. A loan together with the respective associated provision is written off when classified as a loss and is fully provisioned and there is real and verifiable evidence that the loan is irrecoverable and collection efforts concluded without success, the impossibility of foreclosures or all collateral has been realized or has been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the provision account. If in the future a written-off loan is later recovered, the recovery is recognized in the consolidated statement of income, as a credit to “Provision for loan losses, net of recoveries”.

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

(ii)	Available-for-sale financial investments -

For available-for-sale financial investments, the Group assesses at each date of the consolidated statement of financial position whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments, objective evidence would include a significant or prolonged decline in their fair value below cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. The determination of what is “significant” or “prolonged” requires judgment. In making this judgment, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

When there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income; increases in their fair value after impairment are recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss is reversed through the consolidated statement of income.

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

The determination of whether an arrangement is, or contains, a lease is based in the substance of the arrangement at the inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and on whether the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement.

Operating leases -

Leases in which a significant portion of the risks and benefits of the asset are held by the lessor are classified as operating leases. Under this concept the Group has mainly leased premises used as offices and agencies of the Group’s subsidiaries.

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

Property, furniture and equipment are stated at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Assets’ residual value, and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

l)	Investment properties -

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

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group has opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the accumulated impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of its investment properties and has estimated a useful life of 33 years for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as maintenance expenses and other related expenses are accounted for as maintenance of the rented assets, net within “Other income” in the consolidated statement of income.

m)	Seized assets -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisers. Reductions in book values are recorded in the consolidated statement of income.

n)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 Business Combination, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquire at fair value or at the proportional share in the identifiable net assets of the acquire.

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

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IAS 39 “Financial instruments: Recognition and measurement” is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income.

If the contingency is not within the scope of IAS 39, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the fair value of the identifiable net assets is recorded as an equity transaction. Accordingly, the Group recognized no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

In a business combination achieved in stages, the acquirer shall re-measure its ´previously held equity interest in the acquire at fair value at the acquisition-date. The resulting gain or loss is recognized in profit or loss.

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured on initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful
lives in years

Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship - Inversiones IMT S.A.	22
Client relationship cash, fixed and variable income - Credicorp Capital Colombia	8
Client relationship APT - Credicorp Capital Colombia	10
Client relationship - Edyficar	10
Brand - Mibanco	25
Brand - Credicorp Capital Colombia (Correval S.A.)	5
Brand - Inversiones IMT S.A.	5
Fund manager contract - Credicorp Capital Colombia	28
Fund manager contract - Inversiones IMT S.A.	11
Core deposits - Mibanco	6
Right of use - BCP	5
Others	5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed to reflect this change. If there has been a change in the expected pattern of consumption of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes. The effects of these changes in the period and the amortization method are prospectively treated as changes in accounting estimates under IAS 8.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred over the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to these units.

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

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

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

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

r)	Non-current assets held for sale -

The Group classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the assets are available for immediate sale in their present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

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

Non-current assets classified as held for sale and liabilities classified as held for sale are presented separately from other assets and liabilities, respectively, in the consolidated statement of financial position according to IFRS 5. The Group discloses the major classes of assets and liabilities classified as held for sale separately in Note 13.

Also, when non-current assets held for sale do not represent a separate major line of business or geographical area of operations and they are not part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, nor are they a subsidiary acquired exclusively with a view to resale; the non-current assets held for sale are not considered a discontinued operation and they are not excluded from the results of continuing operations and are not presented as a single amount of profit or loss after tax from discontinued operations in the consolidated statement of income.

s)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

t)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) in “Other liabilities” of the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The fee received is recognized in “Banking services commissions” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

u)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

v)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

w)	Income tax -

Income tax is computed based on the individual financial statements of Credicorp and of each of its subsidiaries.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statement of financial position, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of deferred tax assets and liabilities may change even though there is no change in the amount of the related temporary differences. This can result from a change in tax rates or tax laws. In this case, the resulting deferred tax shall be recognized in profit or loss, except to the extent that it relates to items previously recognized outside profit or loss.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is more likely than not, that future taxable profit will be available against which the temporary difference can be utilized. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine their deferred income tax considering the tax rate applicable to its undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

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

The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statement of income.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share, see (x) above.

z)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are re-measured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

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

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows.

A hedge is considered highly effective if the following conditions are met:

-	At the inception of a hedge and in following years, the hedge is expected to be highly effective to offset changes in the fair value or cash flows attributable to the hedged risk over the designated period of the hedge; and
-	The actual effectiveness of the hedge is within the range of 80-125 percent.

The accounting treatment is determined on the basis of the nature of the hedged item and once the hedging qualifying criteria are met.

i)	Cash flow hedges -

The effective portion of the gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve”, while any ineffective portion is recognized immediately in the consolidated statement of income.

Amounts recognized as other comprehensive income are transferred to the consolidated statement of income when the hedged transaction affects profit or loss, such as when the hedged finance income or finance cost is recognized or when an expected sale occurs.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in said reserve until the forecast transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of fair value hedges is recognized in “Interest and similar income” or “Interest and similar expenses” of the consolidated statement of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

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

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Unit-Linked”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, see note 3(f)(i) and note 8.

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

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input that is significant to the fair value measurement as a whole:

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

Commissions generated for these activities are included in “Other income” of the consolidated statement of income.

ad)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with maturities of three months or less, excluding restricted balances see note 4.

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, see note 12.

ae)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2016:

(i)	IFRS 9 “Financial Instruments” -

IFRS 9 replaces the models of IAS 39 “Financial instruments: Measurement and Recognition” with a single model which initially has two classification categories: Amortized cost and fair value.

The classification of debt assets will be based on the business model which the entity uses to manage its financial assets and the characteristics of the contractual cash flows of the financial assets. A debt instrument is measured at amortized cost if: a) the objective of the business model is to maintain the financial asset for the collection of contractual cash flows, and b) the contractual cash flows of the instrument only represent payments of debt principal and interest.

All other debt and equity instruments, including investments in complex debt and capital instruments, must be recognized at fair value through profit or loss or comprehensive income.

The new hedge accounting rules align hedge accounting with common risk management practices. As a general rule, it will be easier to apply hedge accounting.

Moreover, it modifies the criteria for the recognition of losses for impairment of financial assets, proposing a focus based on a model which seeks to estimate the ‘expected loss’ of the credit portfolio and othe debt instruments, which will replace the current model of IAS 39, which estimates the provision for impairment of financial assets on the basis of the concept of ‘incurred losses’.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted.

The Group Management has carried out a diagnosis regarding the new requirements of IFRS 9, concluding that: (i) the changes presented by IFRS 9 will not have a material impact on the criteria of classification and measurement of financial assets and liabilities currently applied, nor on hedge accounting, and (ii) the new model of recognition of impairment losses could result in early recognition of losses in the credit portfolio.

As a result of the diagnosis performed, the Group established a work plan for each of the subjects of the new rule, and at the date of this report, it is in the implementation stage of: (i) the business models, (ii) the models for the calculation of impairment, and (iii) the processes required for hedge accounting.

As a result of the diagnosis carried out, the Group established a work plan for each of the aspects of the norm, and at the date of this report, it was in the implementation stage of: (i) the process models for the classification of business portfolios, (ii) the models for the calculation of impairment, and (iii) the processes required for hedge accounting (iv) the governance and adaptation to SOX standards of the processes linked to the norm and (v) the required technical support.

The development of the work plan has included staff from different units of Credicorp (mainly Accounting, Risks and Information Technology) and also expert consultants who are advising us on the development of matters relevant to the norm. The plan prioritizes the most relevant expposures in order to achieve an approximate estimate of the impairment loss in adance of the completion of the Project, which will help us to plan better the impact on capital.

Specifically, on the impairment front, for the estimation of the loss parameters (PD, LGD and EAD) we have taken as a base the models of admission and behavior used in credit risk management of wholesale and retail banking, as well as the standard methodologies of the industry. For the classification of the exposures which will form part of stage 2, objective criteria have been developed to determine whether there is a significant increase in risk through the calculation of PD for the whole life of the credit in origination and the reference date. However, other management criteria are also considered, such as days in arrears or belonging to watchlists.

(ii)	IFRS 15 “Revenue from contracts with customer” -

This standard will replace IAS 18 “Revenue”, and IAS 11 “Construction Contracts”. The new standard is based on the principle that revenue is recognized when the control of a good or service is transferred to a client, so that the notion of control replaces the existing notion of risks and benefits.

A new five-step process must be applied before revenue can be recognized:

•	Identify the contracts with clients.
•	Identify the separate performance obligation.
•	Determine the price of the contractual transaction.
•	Assign the price of the transaction to each of the separate performance obligations, and
•	Recognize the revenue as each performance obligation is complied with.

At the date of the financial statements, the Company is not in a position to estimate the effect that IFRS 15 could have on its financial statements. The Group will carry out a more detailed evaluation of these impacts in the course of the next twelve months.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

(iii)	IFRS 16, “Leases” -

On IFRS 16, ‘Leases’ replaces the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations). IFRS 16 will mainly affect the accounting treatment for lessees, and will result in the recognition of almost all leases in the statement of financial position. The standard eliminates the current distinction between finance and operating leases, and requires the recognition of an asset (right to use the leased asset) and a financial liability to make the lease payments of practically all of the lease contracts. There is an optional exception for low value, short term leases. As a result of the new model, an entity will recognize in its balance sheet at the inception of the lease, an asset for the right of use of the leased asset and a liability for the obligations to make future contractual payments. At initial recognition, the asset and liability will be measured at the present value of the minimum lease payments under contract.

At the date of the financial Statements, the Group has made an initial diagnosis and concludes that the application of this standard will have no material effects on the financial statements.

IFRS 16 applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also early applied.

(iv)	Amendments to IAS 12 “Income Taxes”: Recognition of the deferred income tax asset for unrealized losses.

The amendments clarify the accounting treatment of deferred taxes when an asset is measured at fair value and when said fair value is less than the tax base of the asset. The amendments specifically confirm that:

-	A temporary difference exists when the carrying amount of an asset is less than its tax base at the end of the information presentation period.
-	An entity may assume that it will recover an amount greater than the carrying amount of an asset when estimating the future taxable profit that it will obtain.
-	When tax law restricts the source of taxable profits against which the particular types of deferred tax assets may be recovered, the recoverability of the deferred tax assets can only be evaluated together with other deferred tax assets of the same type.
-	The tax deductions resulting from the reversal of deferred tax assets are excluded from the estimated future taxable profit used to evaluate the recoverability of said assets.

The amendment to IAS 12 applies to annual periods beginning on or after January 1, 2017.

(v)	Amendments to IAS 7 “Statement of Cash Flows”: Disclosure initiatives.

In future, it will be necessary for entities to explain the changes in their liabilities arising from financial assets. This includes changes which arise from cash flows (that is, detractions and payments of borrowings) and non-monetary changes, like acquisitions, disposals, increase in interest and unrealized exchange rate differences.

Changes in financial assets must be included in this disclosure if they were included, or will be included in the cash flows of the financial activities. For example, this would be the case of assets which cover liabilities arising from financial liabilities.

Entities may possibly include changes in other items as part of this disclosure; for example: providing a reconciliation of “net debt”. However, in this case, the changes in the other items must be disclosed separately from the changes in liabilities arising from financial activities.

The information may be disclosed in a tabular format as a reconciliation of the opening and closing balances, but no specific obligatory format is required.

The amendment to IAS 7 applies to annual periods beginning on or after January 1, 2017.

(vi)	Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in Associates and Joint Ventures”: Sale or contribution of assets between an investor and his associate or joint venture.

The amendments clarify the accounting treatment of the sales or contribution of assets between an investor and his associates or joint venture. These amendments confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute “a business” (as defined in IFRS 3 “Business combinations”).

If the non-monetary assets constitute a business, the investor will recognize the total gain or loss on the sale or contribution of assets. If the assets do not comply with the definition of “business”, the investor will recognize the gain or loss only in proportion to the investor’s investment in the associate or joint venture. The amendments will apply prospectively.

In December of 2016, the IASB decided to defer the application date of this amendment until it has completed its research project on the equity method.

There are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Company, either in the current or future periods, as well as on expected future transactions.

4	CASH AND CASH EQUIVALENTS

Cash and cash equivalents shown in the consolidated statement of cash flows consist of "cash and deposits with banks" from the consolidated statement of financial position, which includes cash in hand, funds in the Peruvian Central Reserve Bank (hereinafter “BCRP”), time deposits with maturities of three months or less, excluding restricted funds.

	2016	2015
	S/(000)	S/(000)

Cash and clearing (a)	4,061,766	3,821,619
Deposits with Central Reserve Bank of Peru (a)	8,642,656	13,953,839
Deposits with local and foreign banks (b)	3,778,238	4,085,960
Interbank funds	147,713	180,031
Accrued interest	2,823	3,419
Total cash and cash equivalents	16,633,196	22,044,868
Restricted funds	12,573	346,876
Total cash	16,645,769	22,391,744

a)	Cash and clearing and deposits with Peruvian Central Reserve Bank -

These accounts mainly include the mandatory reserve that Credicorp and Subsidiaries must keep to be able to honor their obligations with the public, which are within the limits established by current legislation. These reserves consist of the following:

	2016	2015
	S/(000)	S/(000)

Mandatory reserves:
Deposits with Peruvian Central Reserve Bank	8,625,876	12,783,866
Cash in vaults of Bank	3,158,153	3,289,135
Total mandatory reserves	11,784,029	16,073,001

Non-mandatory reserves:
Overnight deposits	16,780	1,169,973
Cash in vaults of Bank and others	903,613	532,484
Total non-mandatory reserves	920,393	1,702,457
Total	12,704,422	17,775,458

At December 31, 2016 cash and deposits appropriated to mandatory reserves in local and foreign currency are subject to an implicit rate of 6.50 percent and 25.89 percent, respectively of the total balance of obligations subject to reserve, as required by the BCRP (6.50 percent and 30.18 percent, respectively, at December 31, 2015).

In the same way, at December 31, 2016, the reduction in the balances of the mandatory reserve originated from the following factors: i) reduction in the rates on the legal cash reserve requirement; ii) reduction in the volumes of the total of obligations subject to the legal cash reserve requirement (TOSE); iii) impact of the devaluation of the U.S. Dollar in the year of 1.63 percent on the balances maintained in said currency; and iv) reduction in the excess balances maintained as mandatory reserve in the final days of 2016.

b)	Deposits with local and foreign banks -

Balances credited to local and foreign banks mainly consist of balances in soles and U.S. dollars; are cash in hand and earn interest at market rates. At December 31, 2016 and 2015 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWINGS AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITY LENDINGS

a)	This balance consists of the following:

	2016	2015
	S/(000)	S/(000)

Cash collateral on repurchase agreements and security lendings (i)	10,621,045	10,080,794
Reverse repurchase agreement and security borrowings (ii)	294,558	945,904
Receivables for short sales	4,021	-
Total	10,919,624	11,026,698

(i)	In January 2015, the BCRP issued Circular N°002-2015-BCRP, which establishes new procedures for currency reporting operations for the purpose of supporting the process of de-dollarization of credit. In this regard, at December 31, 2016 this balance mainly comprises cash collateral for approximately US$3,127.1 million (equivalent to S/10,494.7 million) delivered to BCRP to secure a borrowing of approximately S/10,008.7 million obtained from the same entity (US$2,955.4 million, equivalent to S/10,080.8 million, and S/9,329.0 million, respectively at December 31, 2015). Cash collateral bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries Credicrp Capital Colombia and IM Trust, provides financing to its customers through reverse repurchase agreements and security borrowings, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2016						At December 31, 2015
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	7.30	5,661	96,924	11,408	113,993	113,993	5.75	-	821,588	-	821,588	821,588
Instruments issued by the Chilean Government	Chilean pesos	0.42	-	1,255	-	1,255	1,259	0.31	59,025	18,661	1,612	79,298	79,338
Other instruments		4.54	-	166,826	12,484	179,310	179,809	5.75	-	44,527	491	45,018	45,018
			5,661	265,005	23,892	294,558	295,061		59,025	884,776	2,103	945,904	945,944

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and security lendings” by selling financial instruments and committing to repurchase them at future dates, plus interest at a fixed rate. The details of said transactions are as follows:

		At December 31, 2016						At December 31, 2015
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	7.60	63,267	864,071	-	927,338	927,865	5.75	-	1,277,165	-	1,277,165	1,277,395
Instruments issued by the Chilean Government	Chilean pesos	0.34	231,667	-	-	231,667	233,108	0.28	64,829	10,674	-	75,503	75,546
Other instruments		5.97	-	133,494	-	133,494	133,421	6.04	-	69,799	490	70,289	62,193
Debt instruments (c)			-	-	13,835,500	13,835,500	14,065,528		-	-	13,176,793	13,176,793	13,176,793
			294,934	997,565	13,835,500	15,127,999	15,359,922		64,829	1,357,638	13,177,283	14,599,750	14,591,927

c)	At December 31, 2016, and 2015 the Group has repurchase agreements secured with: (i) cash, see note 5(a), and (ii) available-for-sales investments and held-to-maturity investments, see note 6(b). This item consists of the following:

		At December 31, 2016			At December 31, 2015
Counterparties	Currency	Maturity	Carrying amount	Collateral	Maturity	Carrying amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	January 2017 / October 2020	10,008,700	Cash with BCRP	May 2016 / September 2020	9,329,000	Cash with BCRP
BCRP	Soles	January 2017 / June 2017	1,256,706	Available-for-sale investments	January 2016	1,283,840	Available-for-sale investments
Natixis S.A.	Soles	August 2017 / August 2020	600,000	Available-for-sale investments and Held-to-maturity investments	August 2017 / August 2020	500,000	Available-for-sale investments and Held-to-maturity investments
Nomura International PLC (*)	U.S. dollar	March 2019 / December 2019	503,400	Held-to-maturity investments and cash	March 2019 / December 2019	511,650	Held-to-maturity investments and cash
Credit Suisse Perú	Soles	August 2017	300,000	Held-to-maturity investments and cash	August 2017	300,000	Held-to-maturity investments and cash
Nomura International PLC (**)	U.S. dollar	August 2020	268,480	Held-to-maturity investments and cash	August 2020	272,880	Held-to-maturity investments and cash
Nomura International PLC (***)	U.S. dollar	August 2020	234,920	Held-to-maturity investments and cash	August 2020	238,770	Held-to-maturity investments
Citigroup Global Markets Limited (****)	U.S. dollar	August 2026	151,020	Held-to-maturity investments and cash	-	-	-
Citigroup Global Markets Limited	Soles	August 2020	100,000	Held-to-maturity investments	August 2020	100,000	Held-to-maturity investments and cash
Natixis S.A. (*****)	U.S. dollar	August 2026	83,900	Available-for-sale investments	-	-	-
UBS	U.S. dollar	January 2017	68,808	Held-to-maturity-investments	-	-	-
Pershing	U.S. dollar	-	-	Available-for-sale investments and cash	January 2016	47,922	Available-for-sale investments and cash
Credit Suisse INTL	U.S. dollar	-	-	Available-for-sale investments and cash	February 2016	156,418	Available-for-sale investments and cash
Brarclays PLC	U.S. dollar	-	-	Available-for-sale investments and cash	June 2016	275,707	Available-for-sale investments and cash
Yields			259,566			160,606
			13,835,500			13,176,793

At December 31, 2016, said operations accrue interest at fixed and variable rates between 0.95 percent and 7.20 percent and between Libor L3M + 0.35 percent and Libor 6M + 1.90 percent, respectively, (between 3.00 percent and 7.20 percent and between Libor 3M + 0.35 percent and Libor 3M + 0.85 percent, respectively, at December 31, 2015).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(*)	At December 31, 2016, the Group holds IRS which were designated as cash flow hedges of certain repurchase agreements at variable rate for a nominal amount of US$150.0 million, equivalent to S/503.4 million (US$150.0 million, equivalent to S/511.7 million, at December 31, 2015). By using these IRS, those repurchase agreements were economically converted to fixed interest rate, see note 12(b).

(**)	At December 31, 2016, the Group maintains an IRS and a CCS, which were together designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable interest rate for a nominal amount of US$80.0 million, equivalent to S/268.5 million (approximately US$80.0 million, equivalent to S/272.9 million, at December 31, 2015). By means of the IRS and the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate, see note 12(b).

(***)	At December 31, 2016, the Group maintains a CCS which was designated as a cash flow hedge for a repurchase agreement in U.S. dollars at variable rate for a nominal amount of US$70 million, equivalent to S/234.9 million (approximately US$70.0 million, equivalent to S/238.8 million, at December 31, 2015). By means of the CCS, this repurchase agreement was economically converted to a fixed interest rate in soles see note 12(b).

(****)	December 31, 2016, the Group maintains a CCS which was designated as a cash flow hedge of two repurchase agreements in U.S. dollars at variable rate for a nominal amount of US$45.0 million, equivalent to S/151.0 million. By means of the CCS, said repurchase agreements were economically converted to soles, see note 12(b).

(*****)	At December 31, 2016, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable rate for a nominal amount of US$25.0 million, equivalent to S/83.9 million. By means of the CCS, said repurchase agreement was economically converted to soles, see note 12(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss and available-for-sale investments consist of the following:

	2016				2015
	Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Investments at fair value through profit or loss (trading) (i)	-	-	-	4,012,184	-	-	-	2,320,492
Interests accrued	-	-	-	2,835	-	-	-	2,604
Total				4,015,019				2,323,096

Available-for-sale investments

Corporate, leasing and subordinated bonds (ii)	7,902,688	268,421	(121,748)	8,049,361	7,718,213	207,182	(294,504)	7,630,891
Certificates of deposit BCRP (iii)	4,796,142	6,466	-	4,802,608	4,601,110	727	(8,252)	4,593,585
Government Treasury Bonds (iv)	2,071,110	174,567	(40,315)	2,205,362	2,698,445	131,055	(89,426)	2,740,074
Participation in RAL Fund (v)	650,803	-	-	650,803	695,234	-	-	695,234
Securitization instruments (vi)	523,135	19,136	(6,785)	535,486	334,265	946	(10,797)	324,414
Restricted mutual funds (vii)	335,763	32,655	-	368,418	301,948	33,816	-	335,764
Participation in mutual funds	286,534	10,060	(4,256)	292,338	164,897	3,641	(7,691)	160,847
Multilateral organization bonds	194,906	3,847	(2,157)	196,596	187,500	5,770	(2,493)	190,777
Trading certificates of deposits	57,523	2,889	(8)	60,404	123,069	3,310	(79)	126,300
Mortgage-backed securities (CMO) (viii)	21,628	7,618	-	29,246	30,909	8,275	(4)	39,180
Certificates of Banco Central de Bolivia (ix)	14,643	-	-	14,643	152,778	519	(4)	153,293
Real state funds	7,333	-	-	7,333	319	-	-	319
Commercial paper in foreign entities	3,347	-	(30)	3,317	17,260	-	(9)	17,251
Commercial paper in peruvian entities	2,229	6	-	2,235	4,857	-	-	4,857
U.S. Federal agency bonds	1,036	131	-	1,167	1,276	157	-	1,433
Hedge funds	87	1,008	-	1,095	134,631	3,559	(4,996)	133,194

	16,868,907	526,804	(175,299)	17,220,412	17,166,711	398,957	(418,255)	17,147,413

Shares -
Listed (x)	568,930	734,936	(3,101)	1,300,765	809,494	669,263	(32,209)	1,446,548
Non-listed	6,098	637	-	6,735	6,098	1,849	-	7,947
	575,028	735,573	(3,101)	1,307,500	815,592	671,112	(32,209)	1,454,495
Balance before accrued interest	17,443,935	1,262,377	(178,400)	18,527,912	17,982,303	1,070,069	(450,464)	18,601,908
Interest accrued				157,755				167,013
Total				18,685,667				18,768,921

The Management of Credicorp has determined that the unrealized losses of available-for-sale investments at December 31, 2016 and 2015 are of a temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2016 as a result of the impairment assessment of its available-for-sale investments, the Group recorded an impairment loss of S/14.5 million (S/43.8 million and S/7.8 million during 2015 and 2014 respectively), which is shown in “Impairment loss on available-for-sale investments” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest, is shown in note 18(c).

During 2016, the Group reclassified instruments from the portfolio available-for-sale investments to investments held to maturity, which at the time of the transfer maintained an unrealized profit amounting to S/6.0 million recorded in equity (unrealized loss amounting to S/12.9 million and unrealized profit amounting to S/14.9 million, corresponding to the transfers made during the years 2015 and 2014, respectively). During the years 2016, 2015 and 2014 S/1.6 million, S/1.9 million and S/2.5 million, respectively, were amortized from unrealized results which are recorded in equity, and were transferred to the account “Net gain on sale of securities” of the consolidated statement of income. At December 31, 2016, unrealized profit amounting to S/2.1 million is held in equity, corresponding to the investments which were reclassified in category (unrealized loss amounting to S/2.3 million at December 31, 2015).

At December 31, 2016 and 2015, the maturities and annual market rates of available-for-sale investments are as follows:

	Maturities		Annual effective interest rate
	2016	2015	2016						2015
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate, leasing and Subordinated bonds	Jan-2017 / Feb-2065	Jan-2016 / Feb-2065	2.88	10.21	0.16	13.46	0.14	9.06	3.56	12.04	0.09	12.00	1.05	9.97
Certificates of deposit BCRP	Jan-2017 / May-2018	Jan-2016 / Jun-2017	4.27	4.55	-	-	-	-	3.14	4.85	0.27	0.32
Government Treasury bonds	Jan-2017 / Feb-2055	Jan-2016 / Feb-2055	1.83	7.13	0.33	7.10	-	-	1.61	7.85	0.12	7.61	9.52	10.11
Securitization bonds	Jan-2018 / Sep-2045	Jun-2018 / Sep-2045	4.75	9.30	3.27	9.76	0.50	8.44	5.75	9.91	3.40	10.29	3.00	8.44
Certificates of deposits Banco Central de Bolivia	Mar-2017 / Jun-2017	Jan-2016 / Aug-2016	-	-	-	-	0.10	0.30	-	-	-	-	0.50	2.00
Trading certificates of deposits	Jan-2017 / Feb-2026	Jan-2016 / Feb-2026	2.10	6.54	0.95	1.98	1.30	6.25	1.06	4.62	1.30	1.62	0.20	7.80
Multilateral organization bonds	Jan-2017 / Feb-2044	Sep-2016 / Feb-2044	3.39	7.47	1.67	3.31	-	-	3.00	10.39	1.62	2.79	-	-
Collateralized mortgage obligations (CMO)	Aug-2020 / Dec-2036	Aug-2020 / Dec- 2036	-	-	2.12	9.79	-	-	-	-	2.24	8.28	-	-
U.S. Federal agency bonds	Aug-2035	Aug-2035	-	-	1.47	1.47	-	-	-	-	1.62	1.62	-	-
Instruments issued by Banco Central of other countries	-	Jul-2016 / Jul-2025	-	-	-	-	-	-	-	-	2.00	4.78	-	-

(i)	At December 31, 2016 the balance includes mainly 23,265 BCRP certificates of deposit (securities issued at discount through public auctions, negotiated in the Peruvian secondary market and settled in soles) amounting to S/2,259.9 million, government treasury bonds for an amount of S/526.5 million, and bonds of international financial organizations for S/243.2 million (S/1,412.5 million, S/562.4 million and S/55.3 million, respectively, at December 31, 2015).

(ii)	At December 31, 2016 the most significant individual unrealized losses amounted to approximately S/17.7 million (S/15.6 million, at December 31, 2015).

(iii)	At December 31, 2016 the Group maintains 49,504 BCRP certificates of deposits (40,294 at December 31, 2015).

(iv)	At December 31, 2016 includes mainly debt instruments issued by the Peruvian Government in Soles for a total of S/1,307.5 million and in U.S. dollars for a total of S/512.7 million, the U.S. Government in U.S Dollars for a total of S/26.9 million and the Colombian Government in U.S., dollars for a total of S/63.4 million (S/1,650.7 million, S/530.4 million, respectively, issued by the Peruvian Government, S/181.2 million issued by the U.S. Government, and S/246.7 million issued by the Colombian Government at December 31, 2015 ).

Certain treasury bonds were hedged through cross currency swaps (CCS) and interest rate swaps (IRS), as detailed bellow:

-	At December 31, 2016, the Group maintains currency swaps (“Cross Currency Swap” or CCS) which were designated as hedges of certain corporate bonds for a nominal amount of S/236.3 million and certain foreign government bonds for S/167.8 million for a nominal amount with a similar principal at maturity, see note 12(b); by means of this CCS, these bonds were economically converted to Soles at fixed rate (S/235.1 million and S/170.6 million, respectively, at December 31, 2015).

-	At December 31, 2016, the Group maintains interest rate swaps, which have been designated as fair value hedges of certain Peruvian Government, corporate and international financial entity bonds denominated in U.S Dollars at fixed interest rate for a nominal amount of S/760.3 million (S/819.7 million at December 31, 2015), see note 12(b); through the IRS these bonds were economically converted to variable interest rates.

(v)	These funds total approximately 168.4 million in bolivianos and 482.4 million in U.S. dollars (159.8 million in bolivianos and 535.4 million U.S. dollars respectively at December 31, 2015) and comprise investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vi)	Asset-backed securities are secured by a specified pool of underlying assets and are mainly traded in the Peruvian over-the-counter market. Pools of underlying assets are made up of Accounts receivables with predictable future payments. As of December 31, 2016 and 2015, the balance includes S/175.3 million and S/39.8 million, respectively, of financial instruments issued by Hunt Oil Company (the originator). Additionally, at December 31, 2016 the balance includes S/81.6 million of asset-backed securities issued by Abengoa Transmisión Norte and S/94.5.million issued by Inmuebles Panamericana S.A. The underlying assets are future Accounts receivable from the sale of hydrocarbons extracted in Peru. At said dates, the bonds have semiannual payments until 2025.

(vii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(viii)	Collateralized mortgage obligations correspond to senior tranches (“Senior Tranches”).

(ix)	At December 31, 2016 and 2015, certificates of deposit issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

(x)	On March 7, 2016, Credicorp signed a Memorandum of Understanding (MOU) with Banco de Crédito e Inversiones de Chile (hereinafter “BCI Chile”), in which, as a minority shareholder with a 4.06 percent participation in BCI Chile, it stated its intention to sell up to 50.0 percent of said shares.

Credicorp undertook not to sell the remaining 50.0 percent of its shares in BCI Chile during the period of 180 calendar days subsequent to the expiry date of the preferred option of BCI Chile which forms part of the applicable regulations in Chile. The preferred subscription period began on March 21, 2016.

Accordingly, on April 22, 2016, Credicorp sold 50.0 percent of the shares which it held in BCI Chile (2,248,593 shares) through Credicorp Capital Corredores de Bolsa, at a price of CLP 27,500 (US$41.6) per share, generating cash for approximately US$94.0 million, equivalent to S/302 million. Said sale generated a profit of approximately S/124.7 million.

At December 31, 2016 the net unrealized gain on listed securities arises mainly from shares in Edelnor S.A.A., Alicorp S.A.A., Banco de Crédito e Inversiones de Chile (BCI Chile), and Inversiones Centenario S.A.A. and totaled S/141.6 million, S/109.4 million, S/81.2 million and S/166.5 million, respectively (S/93.0 million, S/70.6 million, S/236.1 million and S/285.1 million, respectively, at December 31, 2015).

b)	Held-to-maturity Investments consist of the following:

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	S/(000)	S/(000)	S/(000)	S/(000)

Peruvian sovereign bonds	4,016,340	4,099,001	2,293,048	2,163,815
Bonds of foreign governements	333,133	336,397	314,247	293,892
Peruvian treasury bonds	234,884	240,166	759,737	730,035
Corporate bonds	277,998	284,028	-	-
Certificates of payment on work progress (CRPAO for its Spanish acronym) (*)	154,449	154,496	135,550	132,955
	5,016,804	5,114,088	3,502,582	3,320,697
Accrued interest	101,616	101,616	79,547	79,547
Total	5,118,420	5,215,704	3,582,129	3,400,244

At December 31, 2016, these investments have maturities between August 2017 and February 2042, accruing interest at an annual effective interest rate between 1.87 percent and 7.12 percent on bonds denominated in soles and between 0.47 percent and 6.03 percent on bonds in U.S. dollar (at December 31, 2015 they show maturities between August 2017 and February 2042, bearing interest at an effective annual interest rate of 4.50 and 7.80 percent on bonds denominated in Peruvian soles and between 1.82 percent and 5.40 percent per year on bonds in U.S. dollars).

At December 31, 2016 and 2015, Credicorp Management has determined that the difference between amortized cost and fair value of held-to-maturity investment is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

At December 31, 2016 the Group has entered into repurchase agreements transactions over corporate, multilateral development banks and foreign government bonds accounted for as available-for-sale investments for an estimated fair value of S/1,763.6 million (S/2,015.9 million at December 31, 2015), of which the related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statement of financial position, see note 5(c).

Also, at December 31, 2016, the Group maintains repurchase agreements transactions over held-to-maturity investments for an estimated fair value of S/2,061.6 million (S/1,989.8 million at December 31, 2015) as described in paragraph above. The related liability is presented in “Payables from repurchase agreements and security lendings” of the consolidated statement of financial position, see note 5(c).

(*)	At December 31, 2016, 249 certificates of Annual Recognition of Payment for Work Progress (CRPAO from Spanish acronym) issued by the Government of Peru to finance projects and concessions, said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the works undertaken. The investment in CRPAOs amounts to S/154.4 million with maturities between January 2017 and April 2026, accruing interest at an annual effective rate between 3.01 percent and 6.02 percent.

c)	The table below shows the balance of investments, by maturity groupings,before accrued interest:

	2016
	Trading	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Until 3 months	341,995	1,260,163	17,655
From 3 months to 1 year	1,723,578	2,835,467	807,319
From 1 to 3 years	1,166,274	2,930,790	956,812
From 3 to 5 years	329,590	1,361,623	1,082,244
Over 5 years	324,417	7,519,714	2,152,774
Without maturity	126,330	2,620,155	-
Total	4,012,184	18,527,912	5,016,804

	2015
	Trading	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Up to 3 months	929,653	2,743,417	4,926
From 3 months to 1 year	495,297	2,250,354	14,548
From 1 to 3 years	322,577	2,673,775	803,179
From 3 to 5 years	210,752	1,422,860	1,570,776
Over 5 years	257,753	6,731,968	1,109,153
Without maturity	104,460	2,779,534	-
	2,320,492	18,601,908	3,502,582

7	LOANS, NET

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Direct loans
Loans	71,792,562	67,034,751
Leasing receivables	8,302,898	9,574,964
Credit card	7,036,975	6,954,298
Discounted notes	1,921,403	1,794,928
Factoring receivables	1,428,571	1,261,516
Advances and overdrafts in current account	151,613	75,220
Refinanced loans	844,830	769,309
Restructured loans	126	-
Total direct loans	91,478,978	87,464,986

Internal overdue loans and under legal collection loans	2,620,411	2,311,242
	94,099,389	89,776,228
Add (less) -
Accrued interests	784,391	744,652
Unearned interests	(114,879)	(192,381)
Total direct loans	94,768,901	90,328,499
Allowance for loan losses (d)	(4,207,133)	(3,840,337)
Total direct loans, net	90,561,768	86,488,162

Indirect loans, note 21(a)	19,831,985	19,004,680

b)	Direct loans by class are as follows:

	2016	2015
	S/(000)	S/(000)

Commercial loans	54,133,871	53,852,207
Residential mortgage loans	14,495,454	13,258,992
Consumer loans	12,518,436	13,878,711
Micro-business loans	12,951,628	8,786,318
Total	94,099,389	89,776,228

c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2016
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	1,197,713	173,879	1,372,099	1,288,528	4,032,219
Provision, net of recoveries	25,567	26,845	538,233	1,194,850	1,785,495
Recovery of written-off loans	219,986	814	50,588	6,326	277,714
Loan portfolio written-off	(143,871)	(7,877)	(606,546)	(853,844)	(1,612,138)
Exchange difference and others	(63,425)	(276)	(1,206)	(1,691)	(66,598)
Balances at the end of the period (*)	1,235,970	193,385	1,353,168	1,634,169	4,416,692

	2015
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	556,270	165,138	1,124,072	1,256,616	3,102,096
Provision, net of recoveries	732,834	(321)	512,052	636,333	1,880,898
Recovery of written-off loans	157,790	362	7,333	5,794	171,279
Loan portfolio written-off	(341,067)	(4,936)	(403,993)	(721,326)	(1,471,322)
Exchange difference and others	91,886	13,636	132,635	111,111	349,268
Balances at the end of the period (*)	1,197,713	173,879	1,372,099	1,288,528	4,032,219

	2014
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	448,435	144,571	865,469	927,483	2,385,958
Provision, net of recoveries	357,283	4,903	427,214	926,409	1,715,809
Recovery of written-off loans	65,827	13,029	43,297	76,180	198,333
Loan portfolio written-off	(334,571)	(6,270)	(220,072)	(711,305)	(1,272,218)
Exchange difference and others	19,296	8,905	8,164	37,849	74,214
Balances at the end of the period (*)	556,270	165,138	1,124,072	1,256,616	3,102,096

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately S/4,207.1 million and S/209.6 million, respectively, at December 31, 2016 (approximately S/3,840.3 million and S/191.9 million and S/2,986.9 million and S/115.2 million, respectively, at December 31, 2015 and 2014). The allowance for indirect loan losses is included in “Other liabilities” of the consolidated statement of financial position, note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2016, 2015 and 2014 has been established in accordance with IAS 39 and is sufficient to cover incurred losses on the loan portfolio.

e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

f)	The table below shows the direct gross loan portfolio at December 31, 2016 and 2015 by maturity based on the remaining period to repayment due date:

	2016	2015
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	35,455,309	29,952,566
From 1 to 3 years	19,214,591	18,575,278
From 3 to 5 years	11,907,513	9,045,440
Over 5 years	24,901,565	29,891,702
	91,478,978	87,464,986
Internal overdue loans -
Overdue 90 days	539,947	588,385
Overdue 90 days or more	2,080,464	1,722,857
	2,620,411	2,311,242

	94,099,389	89,776,228

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues unit-linked life insurance contracts whereby the policyholder takes the investment risk on the assets held in the unit linked funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

For 2016, the profit resulting from the difference between cost and estimated fair value for these financial assets amounted to approximately S/51.7 million (loss of S/33.5 million and S/4.1 million, respectively, for 2015 and 2014) and is shown in “Net income on financial assets designated at fair value through profit or loss” of the consolidated statements of income (“net loss on financial assets designated at fair value through profit or loss”). The offsetting of this effect is included in gross premiums which are part of “Net premiums earned” of the consolidated statement of income, see note 24.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2016 and 2015, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/643.2 million and S/648.0 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	457,189	468,137	578,722
Reported claims of premiums ceded, note 25	145,498	119,894	96,872
Premiums ceded unearned during the year, note 24 (a)(**)	(9,139)	6,835	(35,351)
Premiums assumed	72,448	180,321	30,607
Settled claims of premiums ceded by facultative contracts	(90,550)	(125,156)	(41,934)
Collections and others, net	(121,259)	(192,842)	(160,535)
Transfers to non-current assets classified as held for sale	-	-	(244)
Balances at the end of the period	454,187	457,189	468,137

Accounts receivable as of December 31, 2016 and 2015, include S/139.4 million and S/145.0 million, respectively, which correspond to the unearned portion of the premiums ceded to the reinsurers.

Payables:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	241,847	220,910	232,497
Premiums ceded for automatic contracts (mainly excess of loss), note 24 (a)(**)	201,892	145,618	143,041
Premiums ceded to reinsurers in facultative contracts, note 24 (a)(**)	292,555	331,329	314,624
Coinsurance granted	5,965	5,999	32,866
Payments and other, net	(508,367)	(462,009)	(502,118)
Balances at the end of the period	233,892	241,847	220,910

Accounts payable to reinsurers are primarily related to the proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2016, 2015, and 2014 was as follows:

	Lands	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2016	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	397,995	1,128,325	509,230	487,573	587,748	155,390	189,181	3,455,442	3,447,017	3,251,142
Business combination, note 2(d)(i)	-	-	-	-	-	-	-	-	-	144,523
Additions	10,637	13,097	8,746	20,382	19,136	5,632	32,521	110,151	148,426	301,734
Transfers	2,956	4,798	85,575	907	9,249	17,636	(121,121)	-	-	-
Disposals and others	(9,524)	(30,684)	(22,704)	(12,505)	(57,231)	(11,627)	(11,949)	(156,224)	(140,001)	(250,382)
Balance as of December 31	402,064	1,115,536	580,847	496,357	558,902	167,031	88,632	3,409,369	3,455,442	3,447,017

Accumulated depreciation -
Balance as of January 1	-	566,870	362,035	291,178	466,092	97,826	-	1,784,001	1,671,575	1,545,071
Depreciation for the year	-	31,286	42,295	33,177	58,429	17,658	-	182,845	177,623	178,870
Disposals and others	-	(20,698)	(6,845)	(12,999)	(58,921)	(9,717)	-	(109,180)	(65,197)	(52,366)
Balance as of December 31	-	577,458	397,485	311,356	465,600	105,767	-	1,857,666	1,784,001	1,671,575

Net carrying amount	402,064	538,078	183,362	185,001	93,302	61,264	88,632	1,551,703	1,671,441	1,775,442

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During 2016 and 2015 Credicorp and its Subsidiaries, as part of its annual infrastructure investing, has made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies and administrative offices. Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2016 and 2015 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2016, 2015 and 2014 is as follows:

Description	Client relationships	Rights of use	Brand name	Fund manager contract	Core deposits intangible	Software and developments	Intagible in progress	Other	2016	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	404,001	55,900	259,621	96,724	21,100	1,429,482	217,554	27,732	2,512,114	2,329,549	1,976,789
Additions	-	-	-	-	-	95,862	181,484	-	277,346	276,564	246,882
Business combination, note 2(d)(i)	-	-	-	-	-	-	-	-	-	-	307,838
Transfers	-	-	-	-	-	96,291	(96,291)	-	-	(3,299)	-
Transfers to non-current assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	(147,470)
Disposals and others	2,185	-	2,094	3,884	-	(7,297)	-	(891)	(25)	(90,700)	(54,490)
Balances at December 31	406,186	55,900	261,715	100,608	21,100	1,614,338	302,747	26,841	2,789,435	2,512,114	2,329,549

Accumulated depreciation -
Balance at January 1	162,922	48,447	68,046	5,277	5,197	925,584	-	27,370	1,242,843	1,043,886	826,286
Depreciation of the year	30,296	7,453	17,007	671	3,517	165,272	-	-	224,216	218,874	254,917
Transfers to non-current assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	(26,181)
Disposals and others	(2,864)	-	1,338	(105)	967	(972)	-	(529)	(2,165)	(19,917)	(11,136)
Balance at December 31	190,354	55,900	86,391	5,843	9,681	1,089,884	-	26,841	1,464,894	1,242,843	1,043,886

Net carrying amount	215,832	-	175,324	94,765	11,419	524,454	302,747	-	1,324,541	1,269,271	1,285,663

At December 31, 2016 and 2015 additions were related to the implementation of a technological platform, which is used for the administration of the insurance segment of the group, and to develop applications related to basic information of clients, implementation of treasury solutions among others.

(i)	Client relationships -

This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	119,367	124,476
Inversiones IMT S.A. - IM Trust	26,438	27,244
Credicorp Capital Colombia S.A.	13,751	15,960
Edyficar	5,155	6,974
Mibanco	51,121	66,425
Net carrying amount	215,832	241,079

(ii)	Brand name -

This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Mibanco	151,923	159,683
Credicorp Capital Colombia S.A. - Correval S.A.	13,460	18,325
Inversiones IMT S.A. - IM Trust	9,941	13,567
Net carrying amount	175,324	191,575

(iii)	Fund manager contract

This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Credicorp Capital Colombia S.A.	49,287	47,791
Inversiones IMT S.A. - IM Trust	45,478	43,656
Net carrying amount	94,765	91,447

Management has assessed at each reporting date that there was no indication that client relationships, rights of use, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2016	2015
	S/(000)	S/(000)

Edyficar y Mibanco	273,694	273,694
Prima AFP – AFP Unión Vida	124,640	124,640
Credicorp Capital Colombia S.A.	80,022	76,393
Banco de Crédito del Perú	52,359	52,359
Inversiones IMT S.A. – IM Trust	39,284	37,764
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	36,355	36,355
Atlantic Security Holding Corporation	29,795	29,795
Fiduciaria Colseguros	-	426
Net carrying amount	636,149	631,426

The recoverable amount of all CGU has been determined based on calculations of fair value less selling costs, determined by discounting the future cash flows expected to be generated from the continuing use of the CGU.

Balances of goodwill from IM Trust S.A. and Correval are impacted by the volatility of the exchange rate of the local currency of the countries in which they operate against the exchange rate of Grupo Credicorp’s functional currency.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2016 and 2015:

	At December 31, 2016
Description	Terminal value growth rate	Discount rate
	%	%

Inversiones IMT S.A. – IM Trust	5.25	12.41
Mibanco	3.00	12.48
Prima AFP – AFP Unión Vida	1.20	8.73
Credicorp Capital Colombia S.A.	3.80	13.44
Banco de Crédito del Perú	5.00	12.48
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	5.00	11.66
Atlantic Security Bank	2.00	11.17

	At December 31, 2015
Description	Terminal value growth rate	Discount rate
	%	%

Inversiones IMT S.A. - IM Trust	5.25	12.94
Mibanco	5.00	14.94
Prima AFP - AFP Unión Vida	1.20	9.92
Credicorp Capital Colombia S.A.	3.80	13.77
Banco de Crédito del Perú	4.70	13.85
El Pacífico Peruano - Suiza Compañía de Seguros y Reaseguros	5.00	10.23
Atlantic Security Bank	2.00	10.97

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on past performance and management’s expectations of market development. A long-term growth rate into perpetuity has been determined taking into account forecasts included in industry reports.

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

During the years 2015 and 2014, the Group recorded a gross impairment loss amounting to S/82.4 million and S/92.6 million at December 31, 2015 and 2014, respectively, as a result of the assessment of the recoverable amount of “IM Trust”, amounting to S/234.3 million and S/306.1 million at December 31, 2015 and 2014, respectively, which decreased in relation to prior years given the lower revenues generated against those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform in Chile.

The key assumptions described above may change as economic and market conditions change. The Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGU to decline below their carrying amount.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables	1,240,632	1,660,021
Derivatives receivable (b)	942,602	1,475,516
Operations in process (c)	45,450	109,768
	2,228,684	3,245,305

Non-financial instruments:
Deferred income tax asset, note 19(c)	506,044	524,620
Investment in associates (e)	699,724	630,739
Investment properties, net (f)	504,927	421,133
Deferred fees	504,445	377,103
Income tax prepayments, net	357,149	220,672
VAT (IGV) tax credit	41,140	192,391
Seized assets, net	73,466	24,666
Others	13,334	12,670
Total	2,700,229	2,403,994
	4,928,913	5,649,299

Other liabilities -
Financial instruments:
Accounts payable	1,512,804	1,349,002
Derivatives payable (b)	673,015	942,521
Salaries and other personnel expenses	681,853	605,196
Allowance for indirect loan losses, note 7(d)	209,559	191,882
Put options on non-controlling interest, note 2(a)	-	486,068
Operations in process (c)	136,764	75,415
	3,213,995	3,650,084
Non-financial instruments:
Taxes	286,504	415,501
Deferred income tax, note 19(c)	172,641	138,886
Provision for sundry risks (d)	296,339	196,261
Others	150,587	221,366
	906,071	972,014
Total	4,120,066	4,622,098

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows at December 31, 2016 and 2015 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their nominal amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured.

		2016				2015				2016 y 2015
	Note	Assets	Liabilities	Nominal amount	Maturity	Assets	Liabilities	Nominal amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading (i) -
Forward foreign exchange contracts		73,722	55,437	9,313,965	Between January 2017 and June 2020	92,132	178,056	11,472,027	Between January 2016 and March 2017	-
Interest rate swaps		87,872	55,927	25,900,896	Between January 2017 and December 2031	56,424	58,587	8,393,724	Between January 2016 and December 2031	-
Currency swaps		428,928	490,475	7,518,170	Between January 2017 and December 2026	839,087	625,687	16,586,466	Between January 2016 and December 2025	-
Forward foreign exchange contracts		21,490	17,202	2,747,601	Between January 2017 and December 2017	10,072	24,371	2,135,684	Between January 2016 and December 2016	-
		612,012	619,041	45,480,632		997,715	886,701	38,587,901
Derivatives held as hedges
Cash flow hedges (ii) -
Interest rate swaps (IRS)	15(a)(i)(*)	1,384	-	318,820	Between April 2017 and September 2018	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(**)	-	218	335,600	January 2018	401	-	341,100	January 2018	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(***)	1,614	-	335,600	March 2018	180	-	170,550	October 2016	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(****)	-	-	-	-	127	-	102,330	October 2016	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(*****)	-	-	-	-	174	-	170,550	October 2016	Debt to banks
Interest rate swaps (IRS)	17(a)(iii)	-	2,736	179,231	October 2017	-	18,604	465,394	Between March 2016 and October 2017	Notes issued
Interest rate swaps (IRS)	5(c)(*)	3,140	294	503,400	Between March 2019 and December 2019	3,256	594	511,650	Between March 2019 and December 2019	Repurchase agreements
Cross currency swaps (CCS)	17(a)(xi)	-	25,387	1,006,800	October 2019	-	-	-	-	Bonds issued
Cross currency swaps (CCS)	5(c)(***)	35,158	-	234,920	August 2020	47,217	-	238,770	August 2020	Repurchase agreements
Cross currency swaps (CCS)	5(c)(****)	-	6,871	151,020	August 2026	-	-	-	-	Repurchase agreements
Cross currency swaps (CCS)	5(c)(*****)	1,154	-	83,900	August 2026	-	-	-	-	Repurchase agreements
Cross currency swaps (CCS)	6(a)	16,537	9,483	236,335	Between January 2017 and September 2024	16,531	17,869	235,078	Between January 2017 and September 2024	Available-for-sale investments
Cross currency swaps (CCS)	6(a)	1,289	7,588	167,800	Between January 2017 and March 2019	-	13,598	170,550	Between January 2017 and March 2019	Available-for-sale investments
Cross currency swaps and interest rate swaps (CCS and IRS)	5(c)(**)	54,103	-	268,480	August 2020	69,647	-	272,880	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	17(a)	212,162	-	8,196,765	Between September 2020 and April 2023	339,435	-	8,331,098	Between September 2020 and April 2023	Bonds issued
Interest rate swaps (IRS)	6(a)	4,049	1,397	760,315	Between January 2017 and October 2023	833	5,155	819,677	Between January 2017 and May 2023	Available-for-sale investments
		330,590	53,974	12,778,986		477,801	55,820	11,829,627
		942,602	673,015	58,259,618		1,475,516	942,521	50,417,528

(i)	Held-for-trading derivatives are principally negotiated to satisfy client’s needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IAS 39 hedging accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	At December 31, 2016						At December 31, 2015
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Forward foreign exchange contracts	58,168	12,737	2,040	777	-	73,722	54,900	35,983	1,249	-	-	92,132
Interest rate swaps	6,763	9,480	18,550	9,591	43,488	87,872	89	1,947	14,990	4,322	35,076	56,424
Cross currency swaps	751	20,029	87,300	212,990	107,858	428,928	220,815	24,947	56,615	306,370	230,340	839,087
Foreign exchange options	9,827	11,663	-	-	-	21,490	6,448	3,624	-	-	-	10,072
Total assets	75,509	53,909	107,890	223,358	151,346	612,012	282,252	66,501	72,854	310,692	265,416	997,715

	At December 31, 2016						At December 31, 2015
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total

Forward foreign exchange contracts	46,721	8,661	43	12	-	55,437	121,930	55,135	991	-	-	178,056
Interest rate swaps	4,226	8,236	17,749	4,300	21,416	55,927	435	3,379	10,677	7,550	36,546	58,587
Cross currency swaps	64,023	37,626	133,530	178,979	76,317	490,475	17,092	22,097	191,597	287,496	107,405	625,687
Foreign exchange options	4,564	12,638	-	-	-	17,202	12,531	11,840	-	-	-	24,371
Total liabilities	119,534	67,161	151,322	183,291	97,733	619,041	151,988	92,451	203,265	295,046	143,951	886,701

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or which bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	At December 31, 2016
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cash inflows (assets)	524,775	2,549,873	836,116	294,889	4,205,653
Cash outflows (liabilities)	(578,526)	(2,575,723)	(732,108)	(255,205)	(4,141,562)
Consolidated statement of income	(1,437)	4,863	6,704	1,383	11,513

	At December 31, 2015
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cash inflows (assets)	786,445	761,822	1,349,653	114,973	3,012,893
Cash outflows (liabilities)	(807,161)	(779,061)	(1,216,438)	(113,301)	(2,915,961)
Consolidated statement of income	4,104	3,186	18,544	(1,484)	24,350

At December 31, 2016 the accumulated balance of the net unrealized loss from the cash flow hedges is included as other comprehensive income in “Cash flow hedge reserves” and results from the current hedges, which have an unrealized profit for approximately S/11.5 million, and from the revoked hedges, which have an unrealized profit for approximately S/13.1 million (unrealized profit for approximately S/24.4 million and S/20.7 million from current and revoked hedges, respectively at December 31, 2015), which is being recognized in the consolidated statemen of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is shown in note 18(c).

c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. These transactions do not affect the Group’s consolidated net income.

d)	The movement of the provision for sundry risks for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	196,261	158,013	107,174
Provision, note 28	28,093	38,248	70,094
Business combination, note 2(a)	-	-	44,003
Increase (decreases)	71,985	-	(63,258)
Balances	296,339	196,261	158,013

Due to the nature of its business, the Group has some pending legal claims for which it records a provision when, in the opinion of Management and its in-house legal advisors, they will result in an additional liability and such amount can be reliably estimated. Regarding legal claims against the Group which have not been provided for, in the opinion of Management and its in-house legal advisors, they will not have a material effect on the Group’s consolidated financial statements.

e)	At December 31, 2016 and 2015, Credicorp’s principal associate is Pacífico EPS. (See note 13), the balance of which at said dates amounts to S/490.1 million and S/483.3 million, respectively.

At December 31, 2014 Credicorp, through its subsidiary Grupo Crédito, signed a share purchase agreement with Willis Europe BV, by which the latter acquired the total number of Grupo Crédito’s shares in Willis Perú held by Grupo Crédito S.A., which was equivalent to 49.9% of the total shares of said company. This transfer was made effective on August 18, 2015, with the payment of US$3.5 million, and did not have significant effects on the Group’s consolidated financial statements.

f)	Investment properties -

The movement of cost and accumulated depreciation of investment properties is as follows:

	2016			2015
	Own assets
	Lands	Building	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	205,926	256,514	462,440	351,193
Additions	83,506	4,680	88,186	66,237
Transfers	-	-	-	46,242
Sales	-	-	-	-
Disposals and other	-	(20)	(20)	(1,232)
Balance at December 31	289,432	261,174	550,606	462,440

Accumulated depreciation
Balance at January 1	-	41,307	41,307	37,217
Depreciation for the year	-	4,369	4,369	4,409
Disposals and other	-	3	3	(319)
Balance at December 31	-	45,679	45,679	41,307
Net carrying amount	289,432	215,495	504,927	421,133

Land and its buildings are mainly used for rental of offices. Said property is free of all encumbrances. Among the most important buildings are those managed by Pacifico Vida.

During the period 2016, in order to consolidate the real estate projects, mainly of offices, the subsidiary Pacífico Vida carried out constructions and acquired a plot of land located at Av. Nicolas Dueñas 475, Cercado de Lima for an amount of approximately S/21.9 million and another located in Ex-Fundo Marquez, in the vicinity of KM 14.6 of Av. Coronel Nestor Gambeta, Callao for an amount of approximately S/60.9 million. In 2015, the main acquisition was the building namely “Nissan” of Pacífico Vida, located in the District of Surquillo.

13	AGREEMENT BETWEEN EL PACIFICO PERUANO SUIZA AND BANMÉDICA

With effect from January 1, 2015 due to the agreement signed on December 30, 2014, Credicorp, through its subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros (hereinafter “PPS”) lost control over Pacífico EPS, the latter becoming its associate. See note 2(e).

The agreement had two basic parts: (i) healthcare plans and medical services in Peru, implemented by Pacífico EPS and (ii) the health insurance business, part of a line of business of Credicorp, through its subsidiary PPS.

(i)	For healthcare plans and medical services, both parties have agreed to develop them in Peru, only and exclusively through Pacífico EPS and its subsidiaries. Therefore, Banmédica contributed to Pacífico EPS, at fair values, their Peruvian subsidiaries Clínica San Felipe S.A. and Laboratorios Roe S.A., (measured at fair value) plus an additional payment of US$32.0 million in cash to obtain 50 percent interest in the capital stock of Pacífico EPS. As a result of that transaction, Credicorp recorded a gain which is not significant to the consolidated financial statements taken as a whole.

Although both parties have the same number of members on the Board, which governs the relevant activities of Pacífico EPS, in case of a tied vote, the Chairman of the Board (who is appointed by Banmédica) has the casting vote. Therefore, in accordance with IFRS, Credicorp transferred the control of Pacífico EPS to Banmédica, which will direct the relevant activities of Pacífico EPS. As a result, with effect from January 2015, Pacífico EPS became an associate of Credicorp.

For the year ended December 31, 2014, results of operations of Pacífico EPS included in the consolidated statement of income are as follows:

Income and expenses	2014
S/000

Net premiums earned	754,412
Net services	116,375
Net claims incurred and commission expenses for health
insurance contracts	(653,637)
Gross income	217,150)
Finance income	1,508
Finance costs	(9,077)
Others, net	(190,643)
Profit before exchange difference and income tax	18,938)
Exchange difference	(1,976)
Income tax	(6,519)
Net profit for the year	10,443)

Balances of the statement of cash flows	2014
S/000

Cash flows from operating activities	(265)
Cash flows from investing activities	(21,325)
Cash flows from financing activities	37,379

Net increase in cash and cash equivalents	15,789
Cash and cash equivalents at beginning of year	49,951
Escrow deposits	7,819
Cash and cash equivalents at end of year	73,559

(ii)	For the health insurance business, which represents one of the main business activities performed by PPS, Banmédica paid US$25.0 million in cash to PPS, obtaining 50 percent of the results related to this business line (health insurance business in Peru). The distributable income will be shared in equal parts (50 percent) and will be determined based on a formula agreed by both parties in the respective contract. PPS will contribute the management of the business and Banmédica will contribute the business plan each year, which contains, among others, business strategies in technical, economic, technological and financial terms.

14	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Current accounts	28,506,270	28,499,990
Time deposits (c)	22,531,305	25,999,186
Saving accounts	26,684,134	24,904,565
Severance indemnity deposits	7,117,685	7,183,421
Bank’s negotiable certificates	743,726	1,720,800
Total	85,583,120	88,307,962
Interest payable	333,267	298,671
Total	85,916,387	88,606,633

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according with its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2016	2015
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	24,718,582	23,324,797
In other countries	3,366,109	4,724,273
	28,084,691	28,049,070

Interest-bearing -
In Peru	52,472,191	53,630,904
In other countries	5,026,238	6,627,988
	57,498,429	60,258,892

Total	85,583,120	88,307,962

c)	The balance of time deposits classified by maturity is as follows:

	2016	2015
	S/(000)	S/(000)

Up to 3 months	11,017,649	14,493,389
From 3 months to 1 year	6,614,180	7,204,555
From 1 to 3 years	2,770,452	2,505,630
From 3 to 5 years	777,729	700,663
Over 5 years	1,351,295	1,094,949
Total	22,531,305	25,999,186

As of December 31, 2016 and 2015 Management considers the Group’s deposits and obligations are diversified with no significant concentrations.

At December 31, 2016 and 2015, of the total balance of deposits and obligations in Peru, approximately S/28,239.3 million and S/26,812.6 million are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum coverage recognized by “Fondo de Seguro de Depósitos” totaled S/97,644.0 and S/96,246.0, respectively.

15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

International funds and others (i)	5,253,826	5,569,602
Promotional credit lines (ii)	1,793,205	1,721,136
Inter-bank funds	408,153	446,000
	7,455,184	7,736,738
Interest payable	38,732	25,759
Total	7,493,916	7,762,497

(i)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Bank of Montreal Canada	805,440	-
Wells Fargo Bank NY (*)	788,660	392,265
Corporación Financiera de Desarrollo (COFIDE)	456,246	230,072
Canadian Imperial Bank of Commerce Toronto	335,600	426,375
Bank of New York Mellon NY	335,600	477,540
Citibank N.A.	385,940	226,400
Bank of America (**)	335,426	340,760
JP Morgan and Chase NY (***)	335,204	170,338
HSBC Bank	295,328	377,347
Banco de Desarrollo de America Latina CAF	247,013	-
International Finance Corporation IFC	191,142	152,092
Banco Consorcio	103,969	-
Deutsche Bank	83,900	324,045
Scotiabank Perú S.A.A	80,722	100,000
Comunidad Andina de Fomento - CAF	-	387,785
Sumitomo Mitsui Banking Corp	-	272,880
Standard Chartered Bank (****)	-	245,592
China Development Bank	-	204,001
Bank of Tokyo NY (*****)	-	170,127
Toronto Dominion Bank	-	102,431
Responsability Global Microfinance Fund	-	95,666
Others below S/80 million	473,636	873,886
Total	5,253,826	5,569,602

(*)	At December 31, 2016, the balance includes two variable rate loans obtained in April and June of 2016 for a total of US$95.0 million, equivalent to S/318.8 million, the amounts of which are hedged by two IRS for a nominal amount with equal principal and maturity, see note 12(b). By means of the IRS, the two loans were economically converted to a fixed rate loan.

(**)	At December 31, 2016 the variable rate obtained in December 2015 for US$100.0 million, equivalent to S/335.6 million (S/335.4 million net of its transaction cost) is hedged with an interest rate swap (IRS) for an amount equal to the principal and same maturity date, see note12(b). (US$100.0 million, S/341.1 million and S/340.8 million, respectively, at December 31, 2015). By means of the IRS, said loan was economically converted to a fixed rate loan.

(***)	At December 31, 2016, the variable rate loan obtained in February 2016 for US$100.0 million, equivalent to S/335.6 million (S/335.2 million, net of its transaction cost) is hedged with an IRS for a nominal amount equal to the principal and same maturity date, see note 12(b); by means of the IRS, said loan was economically converted to a fixed-rate loan.

At December 31, 2015, the variable rate loan obtained in September 2014 for US$50.0 million, equivalent to S/170.6 million (S/170.3 million net of its transaction cost) matured in October 2016, see note 12(b).

(****)	At December 31, 2015, the balance includes a variable rate loan for US$30.0 million, equivalent to S/102.3 million, which matured in October 2016, see note 12(b). By means of the IRS, said loan was economically converted to a fixed rate loan.

(*****)	At December 31, 2015, the variable rate loan for US$50.0 million, equivalent to S/170.6 million (S/170.1 million net of its transaction cost), which matured in October 2016, see not 12(b). By means of the IRS, said loan was economically converted to a fixed rate loan.

At December 31, 2016, loans have maturities between January 2017 and December 2031 (between January 2016 and December 2035 at December 31, 2015) and bear interest at rates that vary between 0.44 percent and 11.43 percent (between 0.62 and 8.00 percent at December 31, 2015).

(ii)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronym, respectively) to promote the development of Peru, they have maturities between January 2017 and January 2022 at annual interest rates varying between 6.00 percent and 7.75 percent at December 31, 2016 (between August 2016 and December 2035 and with annual interest rates ranging between 6.00 and 7.75 percent at December 31, 2015). These credit lines are secured by a loan portfolio totaling S/1,793.2 million and S/1,721.1 million at December 31, 2016 and December 31, 2015, respectively.

Some due to banks and correspondents include standard covenants related to financial ratios, use of funds and other administrative matters, which, in Management’s opinion, do not limit the Group’s operations and it has fully complied with them as of the dates of the consolidated financial statements.

b)	The table below shows maturities of due to banks and correspondents at December 31, 2016 and 2015 based on the remaining period to the maturity date:

	2016	2015
	S/(000)	S/(000)

Up to 3 months	2,801,499	1,881,200
From 3 months to 1 year	1,536,609	3,055,071
From 1 to 3 years	1,214,848	1,286,206
From 3 to 5 years	554,600	329,832
Over 5 years	1,347,628	1,184,429
Total	7,455,184	7,736,738

c)	At December 31, 2016 and 2015, lines of credit granted by several local and foreign financial institutions, available for future operating activities amounted to S/7,047.0 million and S/7,291.4 million, respectively.

16	INSURANCE CLAIMS RESERVES, TECHNICAL RESERVES AND PAYABLES FROM HEALTHCARE

a)	This item consists of the following:

	2016
	Claims reserves		Technical reserves (*)	Total
	Direct	Assumed
	S/(000)	S/(000)	S/(000)	S/(000)

Life insurance	551,516	-	5,128,974	5,680,490
Health insurance	325,748	-	574,435	900,183
Health insurance	60,733	-	144,783	205,516
Total	937,997	-	5,848,192	6,786,189

	2015
	Claims reserves		Technical reserves (*)	Total
	Direct	Assumed
	S/(000)	S/(000)	S/(000)	S/(000)

Life insurance	478,960	-	4,755,154	5,234,114
Health insurance	335,818	-	582,453	918,271
Health insurance	64,896	-	144,346	209,242
Total	879,674	-	5,481,953	6,361,627

(*)	At December 31, 2016, the life insurance technical reserves include the mathematic reserves of life annuities amounting to S/3,908.3 million (S/3,692.4 million a December 31, 2015).

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, see note 9.

At December 31, 2016, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/231.4, S/9.1 and S/41.1 million, respectively (S/189.6, S/16.8 and S/45.7 million, respectively, at December 31, 2015).

At December 31, 2016 and in previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2016 and 2015.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2016 and 2015:

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	478,960	335,818	64,896	879,674
Claims, note 25	618,274	351,227	274,902	1,244,403
Payments	(544,934)	(385,621)	(243,847)	(1,174,402)
Exchange difference	(784)	24,324	(35,218)	(11,678)
Ending balance	551,516	325,748	60,733	937,997

	2015
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	345,812	371,746	63,309	780,867
Claims, note 25	546,645	341,470	263,438	1,151,553
Payments	(423,057)	(416,649)	(266,107)	(1,105,813)
Exchange difference	9,560	39,251	4,256	53,067
Ending balance	478,960	335,818	64,896	879,674

c)	Technical reserves occurred during the years 2016 and 2015:

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	4,755,154	582,453	144,346	5,481,953
Time course expenses and others	58,778	(24,769)	13,964	47,973
Unearned premium and other technical reserves variation, net	365	(11,578)	9,881	(1,332)
Insurance subscriptions	361,966	-	-	361,966
Payments	-	-	-	-
Exchange difference	(47,289)	28,329	(23,408)	(42,368)
Ending balance	5,128,974	574,435	144,783	5,848,192

F-76

	2015
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	3,929,027	561,622	125,543	4,616,192
Unearned premium and other technical reserves variation, net	663,577	(32,811)	13,728	644,494
Insurance subscriptions	-	-	-	-
Payments	(174,735)	-	-	(174,735)
Exchange difference	337,285	53,642	5,075	396,002
Ending balance	4,755,154	582,453	144,346	5,481,953

At December 31, 2016 and 2015 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival annuities and individual life (included unit-linked insurance contracts) reserves as of those dates, were the following:

	At December 31, 2016		At December 31, 2015
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	TAP 2012 and MI 2006	Between 4.21% - 7.69% / Between 2.50% - 5.25%	RV 2009, B2006 and MI 2006	5.00% - 6.03% in US$ 3.56% in soles VAC 5.03% -5.40% adjusted in US$ 5.54% -6.57% adjusted in soles 2.24 – Soles VAC
Disability and survival (*)	B - 85, B – 85 adjusted, MI – 85, B-2006 and MI-2006	4.12 adjusted in dollars 5.53% adjusted in soles 3.00% - 3.4407%	B - 85, B – 85 adjusted, MI – 85, B-2006 and MI-2006	4.12 adjusted in dollars 5.53% adjusted in soles 3.00% - 3.4407%

Regular life and insurance contracts Unit Linked	CSO 80 adjusted	4.00 – 5.00%	CS0 80 adjusted	4.00% - 5.00% in US$

(*) This item includes retirements for complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2016 and 2015, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival annuities contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	At December 31, 2016			At December 31, 2015
		Variation of the reserve			Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage	Amount of the reserve	Amount	Percentage
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Portfolio in S/- Base amount	508,498	-	-	516,986	-	-
Changes in interest rates: + 100 bps	462,992	(45,506)	(8.95)	470,508	(46,478)	(8.99)
Changes in interest rates: - 100 bps	563,057	54,559	10.73	572,606	55,620	10.76
Changes in Mortality tables to 105%	503,253	(5,245)	(1.03)	510,912	(6,074)	(1.17)
Changes in Mortality tables to 95%	514,003	5,505	1.08	523,401	6,415	1.24

Portfolio in US$- Base amount	2,317,565	-	-	1,312,769	-	-
Changes in interest rates: + 100 bps	2,089,212	(228,352)	(9.85)	1,176,417	(136,352)	(10.39)
Changes in interest rates: - 100 bps	2,591,011	273,447	11.80	1,478,464	165,695	12.62
Changes in Mortality tables to 105%	2,293,403	(24,161)	(1.04)	1,300,244	(12,525)	(0.95)
Changes in Mortality tables to 95%	2,336,095	18,530	0.80	1,326,043	13,274	1.01

17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

	Annual interest rate	Interest payment	Maturity	Issued amount	2016	2015
		%		S/(000)	S/(000)	S/(000)

Senior notes - (i)	5.38	Semi-annual	September 2020	US$800,000	2,755,382	2,832,041
Senior notes - (i)(x)	Between 2.75 and 4.25	Semi-annual	Between January 2018 and April 2023	US$596,455	2,082,913	2,489,795
Senior notes - (ii)	4.25	Semi-annual	April 2023	US$350,000	1,086,997	1,246,995
Senior notes - (xi)	2.25	Semi-annual	October 2019	US$300,000	1,005,955	-

CCR Inc. MMT 100 - Secured notes - (iii)
2006 Series A Floating rate certificates	Libor 1M + 24.0 pb	Monthly	March 2016	US$100,000	-	4,780
2010 Series B Floating rate certificates	Libor 1M + 57.6 pb	Monthly	March 2016	US$100,000	-	8,878
2010 Series C Floating rate certificates	Libor 1M + 44.5 pb	Monthly	July 2017	US$350,000	179,230	425,493
2012 Series A and B Floating rate certificates	Libor 1M + 22.5 pb	Monthly	July 2017	US$150,000	97,884	255,825
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	843,195	997,717
					1,120,309	1,692,693

Corporate bonds -
Second program
Second issuance (Series A) - Edyficar	5.5	Semi-annual	January 2016	S/70,000	-	66,500
Third issuance (Series A and B) – BCP	Between 7.47 and 8.50	Quarterly	Between June and July 2018	S/200,000	200,000	200,000

Third program
First issuance (Series A) - Edyficar	5.28	Semi-annual	November 2016	S/62,108	-	54,972
First issuance (Series A and B) - Mibanco	Between 5.38 and 5.41	Semi-annual	May and July 2017	S/98,800	20,766	51,432
Fourth issuance (Series A) - Mibanco	4.78	Semi-annual	December 2017	S/100,000	91,505	91,235
Fifth issuance (Series A and B) - Mibanco	Between 6.59 and 6.97	Semi-annual	Between January and March 2017	S/84,660	78,815	79,225

Fourth program
Ninth issuance (Series A) - BCP	6.22	Semi-annual	November 2016	S/128,000	-	127,640
Tenth issuance (Series A, B and C) - BCP	Between 5.31 and 7.25	Semi-annual	Between December 2021 and November 2022	S/550,000	549,400	546,360
First issuance (Series A) - Mibanco	6.56	Semi-annual	July 2018	S/100,000	86,950	87,000
First issuance (Series B) - Mibanco	7.16	Semi-annual	June 2019	S/100,000	85,000	-

Fifth program
First issuance (Series A) - BCP	6.41	Semi-annual	April 2019	S/172,870	172,391	-
First issuance (Series B) - BCP	5.59	Semi-annual	June 2019	S/150,000	150,000	-
First issuance (Series C) - BCP	5.625	Semi-annual	November 2019	S/138,410	138,075	-

Sixth program
Third issuance (Series A) - Mibanco	5.16	Semi-annual	May 2017	S/50,000	46,165	46,200
					1,619,067	1,350,564

	Annual interest rate	Interest payment	Maturity	Issued amount	2016	2015
		%		S/(000)	S/(000)	S/(000)

Subordinated bonds - BCP (iv)	6.13	Semi-annual	April 2027	US$720,000	2,423,720	2,471,995

Subordinated bonds - BCP (v)	6.88	Semi-annual	September 2026	US$350,000	1,194,773	1,230,909

Junior subordinated bonds – BCP (vi)	9.75	Semi-annual	November 2069	US$250,000	851,423	873,100

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	15,000
First issuance (Series A) - PPS	6.97	Quarterly	November 2026	US$60,000	200,655	203,828
First, second and forth issuance (Series A) - Edyficar	Between 6.19 and 8.16	Semi-annual	Between October 2021 and December 2022	S/110,000	109,980	108,391
Forth issuance (Series A, B, C and D) - BCP	Between 6.53 and 8.50	Quarterly	Between February and May 2016	US$113,822	-	388,074
Fifth issuance (Series A and B) - Edyficar	7.75	Semi-annual	July 2024	S/88,009	88,009	88,009
Second program
First issuance (Series A) - Mibanco	8.5	Semi-annual	May 2026	S/100,000	100,000	-

Issuance I - Credit bonds Bolivia	6.25	Semi-annual	August 2028	Bs70,000	34,196	34,857
Issuance II - Credit bonds Bolivia	5.25	Semi-annual	August 2022	Bs137,200	68,180	69,696

					616,020	907,855

Negotiable certificate of deposit - BCP (vii)	7.45	Semi-annual	October 2022	S/483,280	478,837	474,445
Negotiable certificate of deposit - Mibanco	Between 1.8 and 5.9	Annual	Between January 2017 and December 2019	S/2,998	2,998	8,320

Subordinated negotiable certificates - BCP (viii)	6.88	Semi-annual	Between November 2021 and September 2026	US$129,080	412,073	415,408

Leasing bonds
First program (ix)
Sixth issuance (Series A) – BCP	8.72	Quarterly	August 2018	S/100,000	100,000	100,000
					15,750,467	16,094,120
Interest payable					189,136	193,842
Total					15,939,603	16,287,962

At December 31, 2016 the Group holds IRS for a nominal amount totaling US$2,442.4 million, equivalent to S/8,196.8 million (US$2,442.4 million, equivalent to S/8,331.1 million at December 31, 2015), see note 12(b), which were designated as fair value hedges of certain corporate bonds, subordinated bonds and notes denominated in U.S. Dollars at fixed rate; through said IRS, these bonds and notes were economically converted to variable interest rate. .

(i)	The Bank can redeem these notes in whole or in a part at any time, with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity or redemption of the bonds.

(ii)	The Bank can redeem these notes in whole or in part at any time, with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 50 basis points. Payment of principal will take place at the date of maturity or redemption.

(iii)	All issuances are secured by the collection of BCP's (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

At December 31, 2016, cash flows of issuances in 2010 with series "C", which are subject to variable interest rates, have been hedged using IRS designated as fair value hedges for a nominal amount of S/179.2 million (S/465.4 million as of December 31, 2015), see note 12(b); through IRS, said issuances were economically converted to a fixed interest rate.

(iv)	From April 24, 2022, the Bank will pay a floating interest rate of 3 month Libor plus 704.3 basis points. Between April 24, 2017 and April 24, 2022, the Group may redeem all or part of the subordinated notes with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 50 basis points. Additionally, from April 25, 2022 or at any later date of coupon payment, the Bank will be able to redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

In January 2014, the Bank, through its Panama Branch increased the issue of its subordinated bonds by an amount of US$200.0 million in the international market, as occurred in April 2013, when it carried out a first increase for an amount of US$170.0 million, with the same characteristics of the issue made in April 2012 for US$350.0 million.

(v)	From September 16, 2021, the interest rate becomes a floating rate of 3 month Libor plus 770.8 basis points. Between September 16, 2016 and September 15, 2021, the Group may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, the Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(vi)	In November 2019, interest rate will become a variable rate of three month Libor plus 816.7 basis points. On that date and on any interest payment date the Bank can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or upon redemption.

This issuance, as authorized by the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees.

(vii)	In October 2017, the interest rate will become a variable rate, fixed as the average of at least three valuations of the internal rate of return for sovereign bonds issued by the Peruvian Government (with maturity in 2037), plus 150 basis points, with semiannual payments. From said date, the Group can redeem 100 percent of the certificates, without penalties. Payment of principal will take place at the date of maturity of bonds (October 2022) or upon redemption.

(viii)	Until October 2016, said certificates bore interest at the fixed rate of 6.88 percent per annum. From November 2016, the interest rate will change to a floating interest rate, established as three month Libor plus 2.79 percent, with half yearly payments. Furthermore, from said date, the Group can redeem 100 percent of the debt, without penalties. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(ix)	Leasing bonds are collateralized by the fixed assets financed by the Group.

(x)	In June 2014, the Group offered an Exchange to the tenders of senior notes, by which the notes were partially replaced with new notes, at market rate, with the same characteristics of the senior notes indicated in (i) above.

(xi)	The Group may redeem all or part of the notes at any time, subject to a penalty of a rate of interest equal to that of the U.S. Treasury plus 20 base points. The payment of principal will take place on the maturity date of the notes or when the Group redeems them.

At December 31, 2016, the cash flows of the bond issued in U.S. dollars, subject to exchange rate risk have been hedged by means of three CCS designated as a cash flow hedge for a nominal amount of US$300.0 million, equivalent to S/1,006.8 million, see note 12(b). By means of the CCs, the bond was economically converted to soles.

b)	The table below shows the bonds and notes issued, classified by maturity:

	2016	2015
	S/(000)	S/(000)

Up to 3 months	251,751	802,786
From 3 months to 1 year	407,200	182,611
From 1 to 3 years	3,009,004	2,270,325
From 3 to 5 years	3,271,925	3,255,769
More than 5 years	8,810,587	9,582,629
Total	15,750,467	16,094,120

18	EQUITY

a)	Share capital -

At December 31, 2016, 2015 and 2014 a total of 94,382,317 shares have been issued at US$5 par value each.

b)	Treasury stock -

At December 31, 2016, treasury stock comprises the par value of 14,915,537 shares of Credicorp Ltd. (14,903,833 and 14,894,664 shares of Credicorp at December 31, 2015 and 2014, respectively) that are owned by Group companies.

During 2016, 2015 and 2014, the Group bought 156,603, 145,871 and 144,898 shares of Credicorp Ltd., respectively, for a total of US$20.0 million (equivalent to S/66.5 million ), US$21.7million (equivalent to S/72.9 million ) and US$18.6 million (equivalent to S/45.6 million), respectively.

c)	Reserves -

Certain of the Group´ subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2016, 2015 and 2014, the balance of reserves amounts to approximately S/3,987.5, S/2,996.7 million and S/2,731.7 million, respectively.

At the Board meetings held on February 24, 2016, February 25, 2015 and February 25, 2014, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,316.4 million , S/1,820.5 million and S/1,200.9 million, respectively.

“Other reserves” include unrealized gains (losses) on Available-for-sale investments and on cash flow hedges, net of deferred income tax and non-controlling interest. Movement was as follows:

	Net unrealized gains (losses):
	Reserve for available- for-sale investments	Reserve for cash flow hedges	Foreign exchange translation	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2014	1,027,763	(11,935)	(154,683)	861,145
Increase in net unrealized gains on Available-for-sale investments	292,418	-	-	292,418
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(104,360)	-	-	(104,360)
Transfer of the impairment loss on Available-for-sale investments to profit or loss, Note 6(c)	7,794	-	-	7,794
Change from net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	(38,943)	-	(38,943)
Transfer of net realized gains on cash flow hedges to profit or loss, Note 12(b)(ii)	-	56,815	-	56,815
Foreign exchange translation	-	-	(51,483)	(51,483)
Balances at December 31, 2014	1,223,615	5,937	(206,166)	1,023,386

	Net unrealized gains (losses):
	Reserve for available- for-sale investments	Reserve for cash flow hedges	Foreign exchange translation	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Balances at December 31, 2014	1,223,615	5,937	(206,166)	1,023,386
Decrease in net unrealized gains on Available-for-sale investments	(323,348)	-	-	(323,348)
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(191,716)	-	-	(191,716)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(c)	(55,647)	-	-	(55,647)
Change in net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	50,273	-	50,273
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	-	(11,160)	-	(11,160)
Foreign exchange translation	-	-	270,907	270,907
Balance at December 31, 2015	652,904	45,050	64,741	762,695
Increase in net unrealized gains on Available-for-sale investments	554,869	-	-	554,869
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(75,444)	-	-	(75,444)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(c)	14,459	-	-	14,459
Change in net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	(16,724)	-	(16,724)
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	-	(3,676)	-	(3,676)
Foreign exchange translation	-	-	(26,448)	(26,448)
Balance at December 31, 2016	1,146,788	24,650	38,293	1,209,731

d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivative financial instruments used as cash flow hedges; their movements are as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Available-for-sale investments:
Unrealized gains (losses) on available-for-sale investments	554,869	(323,348)	292,418
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	(75,444)	(191,716)	(104,360)
Transfer of impairment losses on available-for-sale investments to profit or loss	14,459	(55,647)	7,794
Sub total	493,884	(570,711)	195,852
Non-controlling interest	1,799	(46,529)	8,398
Income tax	22,975	(18,503)	(6,853)
	518,658	(635,743)	197,397

Cash flow hedge:
Net (loss) gains on cash flow hedges	(16,724)	50,273	(38,943)
Transfer of net realized losses (gains) on cash flow hedges to profit or loss	(3,676)	(11,160)	56,815
Sub total	(20,400)	39,113	17,872
Non-controlling interest	585	-	-
Income tax	(2,294)	1,956	1,016
	(22,109)	41,069	18,888

Foreign exchange translation:
Exchange gains or losses	(26,448)	270,907	(51,483)
Non-controlling interest	(123)	-	(2,522)
	(26,571)	270,907	(54,005)

e)	Dividend distribution -

At December 31, 2016, 2015 and 2014, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$184.7, US$174.4 and US$151.5 million, respectively (equivalent to approximately S/653.3, S/540.0 and S/429.4 million, respectively). In this sense, at December 31, 2016, 2015 and 2014, cash dividend payouts per share totaled US$2.3 US$1.8 and US$1.9, respectively.

The Board of Directors Meeting dated February 22, 2017, agreed to declare a cash dividend of S/12.2865 per common share, approximately S/1,159.6 million, corresponding to the 2016 results, which will be paid on May 12, 2017. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate registered by the Superintendent of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 10, 2017.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2016 and 2015 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 6.8 percent withholding tax and at December 31, 2014, the withholding rate was 4.1 percent.

With effect from 2017, dividends will be subject to a withholding rate of 5.0 percent.

f)	Regulatory capital -

At December 31, 2016 and 2015, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/21,174.7 million and S/18,614.7 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/3.915.7 million and S/1,834.4 million, respectively, the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

At December 31, 2016 and 2015, Peruvian statutory Income Tax rate was 28 percent on taxable profit after calculating the workers’ profit sharing, which is determined using a 5 percent rate.

As established by Legislative Decree N° 1261, published on December 10, 2016, the income tax rate in Peru with effect from fiscal year 2017, will be 29.5 percent.

The Bolivian statutory Income Tax rate is 25 percent. Financial entities have an additional rate if the ROE exceeds 6 percent. In that case, an additional 22 percent must be considered, with which the rate becomes 47 percent.

Also, for the years 2016 and 2015, the Chilean statutory Income Tax rate (First Category Tax) for resident legal entities is 24 percent and 22.5 percent, respectively. In the last quarter of 2016, companies domiciled in Chile had to choose between the attributed income system or the semi-integrated system in order to determine Income Tax with effect from fiscal year 2017. The income tax rate for the attributed income system will be 25 percent from the year 2017 and the semi-integrated system will be 25.5 percent for the year 2017 and 27 percent from the year 2018. The additional tax rate is maintained at 35 percent.

In the case of Colombia, the income tax rate for the years 2016 and 2015 was 25 percent. With the tax reform of December 2016, the income tax rate for 2017 will be 34 percent plus a surcharge of 6 percent. In 2018, it will be 33 percent plus a surcharge of 4 percent. Finally, with effect from 2019, the rate will be only 33 percent.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2016, 2015 and 2014, no taxable income was generated from their operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2016	2015	2014
	%	%	%

Peruvian statutory income tax rate	28.00	28.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of subsidiaries not domiciled in Peru	(0.04)	(0.37)	0.39
(ii) Non-taxable income, net	(1.23)	(0.17)	(1.95)
(iii) Translation results not considered for tax purposes	-	-	0.11
(iv) Effect of change in Peruvian tax rates	(0.53)	-	0.02

Effective income tax rate	26.20	27.46	28.57

b)	Income tax expense for the years ended December 31, 2016, 2015 and 2014 comprises:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,098,125	1,217,907	1,188,552
In other countries	155,095	96,495	32,382
	1,253,220	1,314,402	1,220,934

Deferred -
In Peru	31,472	22,667	(182,465)
In other countries	10,748	(139,862)	(53,819)
Effect of change in Peruvian tax rates	(13,992)	-	(16,426)
	28,228	(117,195)	(252,710)
Total	1,281,448	1,197,207	968,224

The deferred income tax has been calculated on all temporary differences, considering the income tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2016	2015
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Provision for doubtful loan accounts	545,716	490,466
Unrealized loss on hedged bonds	43,252	71,367
Tax loss carry forward	38,856	32,999
Provision for sundry expenses	38,326	30,893
Provision for adjudicated assets	18,641	22,940
Provision for sundry risks	17,731	31,730
Unrealized loss due to valuation of cash flow hedge derivatives	2,105	4,774
Unrealized loss due to valuation of available-for-sale investments	6,001	5,511
Others	65,329	58,749

Deferred liabilities
Intangibles, net	(107,317)	(98,220)
Buildings	(72,381)	(58,361)
Ajdustment for difference in exchange of SUNAT and SBS	(40,096)	(25,009)
Unrealized profit due to valuation of derivative financial instruments for hedging purposes	(7,216)	(36,897)
Unrealized profit from the valuation of held-for-sale investments	(6,142)	(4,264)
Others	(36,761)	(2,058)
Total	506,044	524,620

Deferred income tax liability, net
Deferred asset
Provision for sundry risks, net	4,560	4,486
Others	32,436	42,333

Deferred liability
Unrealized profit due to valuation of investments available for sale.	(36,721)	(20,333)
Intangibles, net	(80,081)	(82,794)
Depreciation of buildings	(2,736)	(4,749)
Profit generated in the reorganization of Pacífico EPS	(39,515)	(34,826)
Others	(50,584)	(43,003)
Total	(172,641)	(138,886)

At December 31, 2016, 2015 and 2014, Credicorp and its Subsidiaries have recorded deferred income tax balance of S/5.3 millones, S/30.9 million and S/27.8 million, respectively,resulting from unrealized gains and losses on available-for-sale investments and cash flow hedges.

d)	The Peruvian Tax Authorities have the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú	2012 to 2016
Edyficar	2012 to 2016
Prima AFP	2012 to 2016
Pacífico Peruano Suiza	2012 to 2016
Pacífico Vida	2012 to 2016

At December 31, 2016 Peruvian tax authorities are currently examining BCP’s income tax returns for fiscal 2010.

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

Banco de Crédito de Bolivia	2012, 2014, 2015 and 2016
Credicorp Capital Colombia	2014, 2015 and 2016
Inversiones IMT S.A.	2013, 2014 2015 and 2016

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2016 and 2015.

20	SHARE-BASED COMPENSATION PLANS

Stock awards (“equity-settled transaction”) -

As indicated in Note 3(y), on March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

During 2016, 2015 and 2014, the Group has granted approximately 145,476, 129,091 and 126,150 Credicorp shares. As of December 31, 2016 and 2015, there were 273,587 and 252,778 shares non-vested, respectively. During those years, the recorded expense amounted to approximately S/94.9 million and S/73.2 million, respectively.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Contingent credits – indirect loans (b), Note 7(a)
Guarantees and standby letters	18,000,311	17,415,674
Import and export letters of credit	1,831,674	1,589,006
	19,831,985	19,004,680

Responsibilities under credit line agreements	25,812,963	23,002,691

Reference value of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in note 12 (b).

b)	In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent transactions is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit conceded include consumer loans and other consumer loan facilities (credit card receivables) granted to clients and are cancelable upon related notice to the customer.

22	INTEREST AND SIMILAR INCOME AND INTEREST AND SIMILAR EXPENSE

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	9,479,867	8,706,372	7,667,485
Interest on available-for-sale investments	1,018,470	853,365	690,605
Interest on due from banks	48,626	32,818	52,243
Dividends received	51,831	55,594	60,145
Interest on trading securities	86,568	68,538	70,542
Fluctuation for derivative financial instruments	44,500	207,938	22,202
Other interest and similar income	87,693	67,402	37,644
Total	10,817,555	9,992,027	8,600,866

Interest and similar expense
Interest on deposits and obligations	(1,062,751)	(859,797)	(831,350)
Interest on bonds and notes issued	(805,351)	(753,174)	(749,691)
Interest on due to banks and correspondents	(822,514)	(758,396)	(420,617)
Other interest and similar expense	(224,098)	(155,766)	(189,404)
Total	(2,914,714)	(2,527,133)	(2,191,062)

23	COMMISSIONS AND FEES

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services	1,146,082	1,128,067	1,236,722
Funds management	467,558	476,277	452,956
Contingent loan and foreign trade fees	260,704	214,501	195,565
Collection services	331,885	344,375	262,689
Commissions for banking services	202,863	215,478	117,634
Brokerage, securities and custody services	166,581	70,437	137,159
Others	195,888	195,056	119,104
Total	2,771,561	2,644,191	2,521,829

24	NET PREMIUMS EARNED

This item consists of the following:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	S/(000)	S/(000)	S/(000)	S/(000)%
2016
Life insurance	876,315	(37,725)	-	838,590	-
Health insurance	415,152	(10,011)	188	405,329	0.05
General insurance	1,005,426	(455,850)	5,620	555,196	1.01
Total	2,296,893	(503,586)	5,808	1,799,115	0.32

2015
Life insurance	857,576	(36,971)	-	820,605	-
Health insurance	388,002	(9,186)	700	379,516	0.18
General insurance	948,177	(423,955)	9,635	533,857	1.80
Total	2,193,755	(470,112)	10,335	1,733,978	0.61

2014
Life insurance	671,380	(33,626)	-	637,754	-
Health insurance	1,078,211	(8,426)	1,114	1,070,899	0.10
General insurance	909,207	(450,964)	22,770	481,013	4.74
Total	2,658,798	(493,016)	23,884	2,189,666	1.09

(*)	Includes the annual variation of the unearned premiums and other technical reserves.

(**)	“Premiums ceded to reinsurers, net” includes:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), note 9(b)	(201,892)	(145,618)	(143,041)
Premiums ceded for facultative contracts, note 9(b)	(292,555)	(331,329)	(314,624)
Annual variation for unearned premiums ceded reserves, note 9(b)	(9,139)	6,835	(35,351)
	(503,586)	(470,112)	(493,016)

b)	Gross premiums earned by insurance type and their participation in total gross premiums are described below:

	2016		2015		2014
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	876,315	38.16	857,576	39.09	671,380	25.25
Health insurance (ii)	415,152	18.07	388,002	17.69	1,078,211	40.55
General insurance (iii)	1,005,426	43.77	948,177	43.22	909,207	34.20
Total	2,296,893	100.00	2,193,755	100.00	2,658,798	100.00

(i)	The breakdown of life insurance gross premiums earned is as follows:

	2016		2015		2014
	S/(000)%		S/(000)%		S/(000)%

Credit life	366,623	41.83	343,643	40.07	271,269	40.40
Group life	118,634	13.54	187,857	21.91	168,912	25.16
Retirement, disability and survival (*)	214,310	24.46	116,251	13.56	2,344	0.35
Annuities	28,799	3.29	16,853	1.96	10,194	1.52
Individual life and personal accident (**)	147,949	16.88	192,972	22.50	218,661	32.57
Total life insurance gross premiums	876,315	100.00	857,576	100.00	671,380	100.00

(*)	This item includes Complementary Work Risk Insurance (SCTR from its Spanish acronym)
(**)	This item includes Unit-Linked insurance contracts

(ii)	Health insurance gross premiums includes medical assistance which amounts to S/371.2 million at December 31, 2016, (S/348.8 and S/1,052.3 million in 2015 and 2014, respectively) and represents 89.42 percent of this line of business at 2016 (89.9 and 97.6 percent at 2015 and 2014, respectively).

(iii)	General insurance gross premiums consists of the following:

	2016		2015		2014
	S/(000)%		S/(000)%		S/(000)%
Automobile	335,790	33.39	319,130	33.66	338,378	37.22
Fire and allied lines	274,206	27.27	212,197	22.38	163,984	18.04
Technical lines (*)	70,640	7.03	74,182	7.82	73,683	8.10
Third party liability	42,968	4.27	41,815	4.41	64,462	7.09
Aviation	55,149	5.49	64,380	6.79	47,689	5.25
Theft and robbery	79,588	7.92	73,305	7.73	67,446	7.42
Transport	51,697	5.14	61,424	6.48	48,825	5.37
SOAT (Mandatory automobile line)	20,830	2.07	23,608	2.49	28,381	3.12
Marine Hull	27,954	2.78	21,851	2.30	17,671	1.94
Others	46,604	4.64	56,285	5.94	58,688	6.45
Total life insurance gross premiums	1,005,426	100.00	948,177	100.00	909,207	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment ( ARCE).

25	NET CLAIMS INCURRED FOR LIFE, PROPERTY AND CASUALTY AND HEALTH INSURANCE CONTRACTS, NET

This item consists of the following:

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, note 16(b)	618,274	351,227	274,902	1,244,403
Ceded claims, note 9(b)	(28,128)	(106,450)	(10,920)	(145,498)
Net insurance claims	590,146	244,777	263,982	1,098,905

	2015
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, note 16(b)	546,645	341,470	263,438	1,151,553
Ceded claims, note 9(b)	(26,490)	(85,109)	(8,295)	(119,894)
Net insurance claims	520,155	256,361	255,143	1,031,659

	2014
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, note 16(b)	351,445	337,864	834,296	1,523,605
Ceded claims, note 9(b)	(24,091)	(67,108)	(5,673)	(96,872)
Net insurance claims	327,354	270,756	828,623	1,426,733

26	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Salaries	1,622,065	1,594,538	1,410,351
Vacations, medical assistance and others	295,404	301,478	391,483
Bonuses	233,163	221,654	258,146
Additional participation	200,120	160,336	147,265
Worders’ profit sharing	194,851	230,701	146,304
Social security	172,090	172,909	131,573
Severance indemnities	130,179	123,552	125,681
Share-based payment plans	94,871	73,150	62,628
Total	2,942,743	2,878,318	2,673,431

27	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Repair and maintenance	423,219	387,222	329,018
Publicity	300,401	273,881	268,117
Taxes and contributions	270,932	249,474	201,782
Rental	226,301	214,012	202,323
Consulting and professional fees	183,751	177,145	175,868
Transport and communications	188,444	195,118	200,207
Others (*)	501,630	498,950	553,168
Total	2,094,678	1,995,802	1,930,483

(*)	The balance is made up mainly of security and protection, cleaning service, entertainment expenses, light and water, insurance expenses, subscription expenses, Agentes BCP commission expenses, Reniec expenses, among others.

28	OTHER INCOME AND EXPENSES

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Other income
Income from medical services and sale of medicines	136,919	133,828	460,883
Real estate rental income	37,324	26,357	18,522
Net profit from sale of seized and recovered assets	1,377	4,195	1,801
Recoveries of other accounts receivable and other assets	4,660	1,481	3,084
Others (*)	164,180	159,805	155,282
Total other income	344,460	325,666	639,572

Other expenses
Commissions from insurance activities	272,949	231,521	262,692
Sundry technical insurance expenses	102,670	95,857	75,917
Expenses on improvements in building for rent	43,775	45,266	38,065
Losses due to operational risk	37,407	21,439	11,216
Administrative and tax penalties	16,374	5,581	1,321
Provision for sundry risks, note 12(d)	28,093	38,248	70,094
Put option write on non-controlling interests	11,890	8,972	52,625
Provision for other accounts receivable	8,239	12,516	12,854
Net profit from sale of seized and recovered assets	1,426	783	-
Cost of medical services and sale of medicines	-	-	310,164
Others	86,252	74,189	97,972
Total other expenses	609,075	534,372	932,920

(*)	The balance mainly comprises cash overages, refund for payment protection insurance made to us by Pacífico Vida, liquidation for sale of shares of Credicorp, use of trade name BCP Bolivia, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products, collection of commission for leasing clients for relocation, vehicle taxes, municipal property taxes, fines and penalties related to leasing product, improvements in process of negotiation of shared services with Group companies, among others.

29	EARNINGS PER SHARE

The net earnings per ordinary share were determined over the net income attributable to equity holders of the Group as follows:

	2016	2015	2014
	S/000	S/000	S/000

Net income attributable to equity holders of Credicorp (in thousands of soles)	3,514,582	3,092,303	2,387,852

Number of stock
Ordinary stock, note 18(a)	94,382,317	94,382,317	94,382,317
Less – treasury stock	(14,903,833)	(14,894,664)	(14,892,821)
Acquisition of treasury stock, net	(8,778)	(6,877)	11,027

Weighted average number of ordinary shares for basic earnings	79,469,706	79,480,776	79,500,523
Plus - dilution effect - stock awards	143,903	128,373	173,536
Weighted average number of ordinary shares adjusted for the effect of dilution	79,613,609	79,609,149	79,674,059

Basic earnings per share (in soles)	44.23	38.91	30.04
Diluted earnings per share (in soles)	44.15	38.84	29.97

30	OPERATING SEGMENTS

For management purposes, the Group is organized into four reportable segments based on products and services as follows:

Banking -

Principally handling loans, credit facilities, deposits and current accounts.

Insurance -

Principally comprising the issue of insurance policies to cover losses in commercial property, transportation, marine vessels, automobile, life, health and pension funds. .

Pension funds -

Providing services of private pension fund management to affiliated pensioners.

Investment banking -

Provide investment brokerage and management to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations. Also the structuring, and placement of issues in the primary market, as well as well as the execution and negotiation of operations in the secondary market. Additionally, it structures securitization processes for companies and manages mutual funds.

The Group monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices used between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue at December 31, 2016, 2015 and 2014.

(i)	The table below shows (in millions of soles) a breakdown of the Group’s external income, operating income and non-current assets; classified by location of customers and assets, respectively for the years ended December 31, 2016, 2015 and 2014:

2016	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before Exchange difference and income tax	Exchange difference and income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	14,409	7,964	(1,785)	(322)	(13)	11,055	(1,050)	10,005	325	182,217	130,132
Insurance	2,685	700	-	(45)	(1)	530	(55)	475	44	11,361	7,826
Pension funds	5	1	-	(21)	-	226	(70)	156	8	884	278
Investments banking	25	2	-	(22)	-	247	(34)	213	9	4,540	2,476
Total eliminations	(305)	(64)	-	3	-	(7,106)	(133)	(7,239)	-	(42,567)	(4,393)
Total consolidated	16,819	8,603	(1,785)	(407)	(14)	4,952	(1,342)	3,610	386	156,435	136,319

2015	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Deprxeciation and amortization	Impairment of available for sale assets	Income before Exchange difference and income tax	Exchange difference and income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	13,045	7,366	(1,896)	(330)	(31)	3,786	(948)	2,838	281	146,496	134,808
Insurance	2,268	702	-	(37)	(13)	410	(60)	350	120	9,326	7,463
Pension funds	402	-	-	(19)	-	226	(64)	162	9	881	296
Investments banking	492	(1)	-	(20)	-	7	(13)	(6)	15	2,837	2,086
Total elimination	(489)	100	15	10	-	(115)	(66)	(181)	-	(4,060)	(5,890)
Total consolidated	15,718	8,167	(1,881)	(396)	(44)	4,314	(1,151)	3,163	425	155,480	138,753

2014	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before Exchange difference and income tax	Exchange difference and income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	11,540	6,070	(1,716)	(340)	(8)	2,801	(681)	2,120	381	124,551	115,332
Insurance	2,674	1,002	-	(55)	-	232	(27)	206	132	8,653	6,837
Pension funds	391	-	-	(21)	-	221	(67)	153	9	913	317
Investment banking	416	4	-	(18)	-	3	(21)	(18)	27	3,467	2,568
Total elimination	(395)	97	-	-	-	(40)	-	(40)	-	(2,750)	(4,846)
Total consolidated	14,626	7,173	(1,716)	(434)	(8)	3,217	(796)	2,421	549	134,834	120,208

(ii)	The folowing table presents (in millions of Soles) the distribution of the external revenue, operating revenue and non-current assets of the Group; all assigned based on the loacation of the clients and assets, respectively, at December 31, 2016, 2015 and 2014:

	At December 31, 2016				At December 31, 2015				At December 31, 2014
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Perú	15,801	8,180	3,368	123,684	14,091	7,615	3,183	126,759	13,331	6,596	3,607	109,952
Panama	427	147	5	5,943	761	38	-	6,128	666	109	-	5,233
Cayman Islands	143	27	15	1,371	490	130	5	3,019	304	116	6	2,617
Bolivia	712	300	85	7,401	487	267	84	6,693	414	214	74	4,765
Colombia	36	17	96	1,397	219	12	175	1,500	232	-	203	1,801
United States of America	-	-	-	2	32	17	-	3	25	16	-	2
Chile	5	(4)	99	914	(132)	(12)	142	541	49	25	243	684
Total elimination	(305)	(64)	(156)	(4,393)	(230)	100	(17)	(5,890)	(395)	97	(18)	(4,846)
Total consolidado	16,819	8,603	3,512	136,319	15,718	8,167	3,572	138,753	14,626	7,173	4,115	120,208

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

31	SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTEREST

The following tables summarize the information of subsidiaries that have material non-controlling interest.

Proportion of equity interest held by non-controlling interests:

Entity	Country of incorporation and operations	Percentage of interest 2016	Percentage of interest 2015 and 2014
		%	%

Credicorp Capital Colombia	Colombia	-	49.00
Inversiones IMT S.A.	Chile	-	39.40

The table below summarizes the financial information of these subsidiaries. This information is based on amounts before inter-company eliminations:

	2016		2015
	Credicorp Capital Colombia S.A.	Inversiones IMT S.A	Credicorp Capital Colombia S.A.	Inversiones IMT S.A
	S/000	S/000	S/000	S/000
Summarized statement of financial position

Assets
Accounts receivable for repurchase agreements and securities financing	205,397	1,255	824,876	79,298
Investments at fair value through profit or loss and available for sale	1,171,307	260,999	647,539	65,728
Other assets	119,796	725,254	271,077	638,886

Liabilities and net equity
Accounts payable for repurchase agreements and securities lending	1,037,625	458,516	1,347,455	98,159
Financial liabilities at fair value through profit or loss	203,468	-	-	-
Other liabilities	105,087	381,888	128,955	435,572
Net equity	150,320	147,104	267,082	250,182

Non-controlling interest	-	-	97,655	97,027

F-103

	2016		2015		2014
	Credicorp Capital Colombia	Inversiones IMT S.A	Credicorp Capital Colombia	Inversiones IMT S.A	Credicorp Capital Colombia	Inversiones IMT S.A
	S/000	S/000	S/000	S/000	S/000	S/000
Summarized statement of profit or loss
Operating revenue	199,239	141,433	204,128	112,753	230,148	26,946
Operating expenses	(161,054)	(109,188)	(172,653)	(175,646)	(194,867)	(96,129)
Profit before income tax	38,185	32,245	31,475	(62,893)	35,281	(69,183)
Income tax	(14,032)	(8,581)	(13,120)	(5,713)	(13,105)	(3,724)
Net profit (loss) for the year	24,153	23,664	18,355	(68,606)	22,176	(72,907)
Attributable to non-controlling interest	6,240	5,012	8,266	(15,013)	11,099	(15,153)

(*) Credicorp Capital Colombia and Inversiones IMT S.A are controlled by the Group through its subsidiaries Credicorp Capital Holding Colombia S.A.S. and Credicorp Capital Holding Chile S.A. In this sense, Credicorp Capital Holding Colombia S.A.S. and Credicorp Capital Holding Chile S.A.have recorded the intangibles, goodwill and non-controlling interest identified as a consequence of the acquisition of these subsidiaries.

	2016		2015		2014
	Credicorp Capital Colombia S.A.	Inversiones IMT S.A	Credicorp Capital Colombia S.A.	Inversiones IMT S.A	Credicorp Capital Colombia S.A.	Inversiones IMT S.A
	S/000	S/000	S/000	S/000	S/000	S/000
Cash flow statement summarized

Operating activities	33,817	14,389	120,944	76,534	960	25,530
Investing activities	(26,616)	63,932	(5,784)	(27,757)	(778,016)	(4,233)
Financing activities	(16,778)	(92,573)	-	(98,866)	503,959	(621)
Net increase in cash and cash equivalents	(9,577)	(14,252)	115,160	(50,089)	(273,097)	20,676

Credicorp and its subsidiaries render management services for investment funds and trusts whose assets are not included in its consolidated financial statements. Management has analyzed the nature of investment funds and trusts and concluded that none of them qualifies as a structured entity in accordance with the requirements of IFRS 12 "Disclosure of Interests in Other Entities", so it has not been necessary to incorporate additional disclosures as indicated in Note 34.8 in relation thereto.

32	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2016 and 2015 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The table below shows the main transactions with related parties as of December 31, 2016 and 2015:

	2016	2015
	S/000	S/000

Direct loans	1,181,648	1,536,749
Available-for-sale investments and trading securities	433,517	368,438
Deposits	264,564	285,763
Contingent credits	236,106	234,287
Interest income related to loans – income	28,872	63,821
Interest expenses related to deposits – expense	8,001	11,649
Other income	9,098	6,523
Derivatives at fair value	1,074	2,499

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2016, direct loans to related companies are secured by collaterals, had maturities between January 2017 and September 2026 at an annual average interest rate of 5.76 percent (at December 31, 2015 they had maturities between January 2016 and October 2023 and bore an annual average interest rate of 7.07 percent). Also, at December 31, 2016 and 2015, the Group maintains an allowance for loan losses to related parties amounting to S/1.6 million and S/2.7 million, respectively.

d)	At December 31, 2016 and 2015, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2016 and 2015, direct loans to employees, directors, key management and family members amounted to S/1015.9 and S/1037.5 million, respectively; they are repaid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel that have been secured with shares of Credicorp or of other Group subsidiaries.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2016, 2015 and 2014 was as follows:

	2016	2015	2014
	S/000	S/000	S/000

Salaries	29,855	24,587	15,168
Directors’ fees	6,045	6,692	5,457
Total	35,900	31,279	20,625

Additionally, approximately S/18.3 million of stock awards vested at December 31, 2016 (S/16.1 million and S/15.1 million at December 31, 2015 and 2014, respectively). The related income tax is assumed by the Group.

f)	At December 31, 2016 and 20154 the Group holds interests in various mutual funds and hedge funds managed by certain of the Group’s Subsidiaries; those interests are classified as trading securities or available-for-sale investments. The detail is the following:

	2016	2015
	S/000	S/000

Held-for-trading and available-for-sale investments
Mutual funds - U.S. dollars	26,850	11,067
Mutual funds – Bolivianos	11,735	59,024
Mutual funds - Chilean pesos	1,899	-
Mutual funds – Soles	1,254	-
Total	41,738	70,091

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IAS 39:

	At December 31, 2016							At December 31, 2015
	Financial assets and liabilities measured at fair value							Financial assets and liabilities measured at fair value
	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available for-sale	Investments held-to-maturity	Liabilities at amortized cost	Total	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available for-sale	Investments held-to-maturity	Liabilities at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	-	-	16,645,769	-	-	-	16,645,769	-	-	22,391,744	-	-	-	22,391,744
Cash collateral, reverse repurchase agreements and securities borrowings	-	-	10,919,624	-	-	-	10,919,624	-	-	11,026,698	-	-	-	11,026,698
Trading securities	4,015,019	-	-	-	-	-	4,015,019	2,323,096	-	-	-	-	-	2,323,096
Available-for-sale investments	-	-	-	18,685,667	-	-	18,685,667	-		-	18,768,921	-	-	18,768,921
Held-to-maturity Investments	-	-	-	-	5,118,420	-	5,118,420	-			-	3,582,129	-	3,582,129
Loans, net	-	-	90,561,768	-	-	-	90,561,768	-	-	86,488,162	-	-	-	86,488,162
Financial assets designated at fair value through profit or loss	-	459,099	-	-	-	-	459,099	-	350,328	-	-	-	-	350,328
Premiums and other policies receivable	-	-	643,224	-	-	-	643,224	-	-	648,017	-	-	-	648,017
Accounts receivable from reinsurers and coinsurers	-	-	454,187	-	-	-	454,187	-	-	457,189	-	-	-	457,189
Due from customers on acceptances	-	-	491,139	-	-	-	491,139	-	-	222,496	-	-	-	222,496
Other assets, note 12	942,602	-	1,286,082	-	-	-	2,228,684	1,475,516	-	1,769,789	-	-	-	3,245,305
	4,957,621	459,099	121,001,793	18,685,667	5,118,420	-	150,222,600	3,798,612	350,328	123,004,095	18,768,921	3,582,129	-	149,504,085

Liabilities

Deposits and obligations	-	-	-	-	-	85,916,387	85,916,387	-	-	-	-	-	88,606,633	88,606,633
Payables from repurchase agreements and security lendings	-	-	-	-	-	15,127,999	15,127,999	-	-	-	-	-	14,599,750	14,599,750
Due to banks and correspondents	-	-	-	-	-	7,493,916	7,493,916	-	-	-	-	-	7,762,497	7,762,497
Bankers’ acceptances outstanding	-	-	-	-	-	491,139	491,139	-	-	-	-	-	222,496	222,496
Financial liabilities at fair value through profit or loss	209,520	-	-	-	-	-	209,520	47,737	-	-	-	-	-	47,737
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	233,892	233,892	-	-	-	-	-	241,847	241,847
Bonds and notes issued	8,412,515	-	-	-	-	7,527,088	15,939,603	8,535,401	-	-	-	-	7,752,561	16,287,962
Other liabilities, note 12	673,015	-	-	-	-	2,540,980	3,213,995	942,521	-	-	-	-	2,707,563	3,650,084
	9,295,050	-	-	-	-	119,331,401	128,626,451	9,525,659	-	-	-	-	121,893,347	131,419,006

34	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. The Group accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also seeks to raise its margins, through lending to commercial and retail borrowers with a range of credit products. Such exposures involve not just on-balance sheet loans and advances; the Group also enters into guarantees and other commitments such as letters of credit and performance bonds.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of market movements in equities, bonds, currencies and interest rates.

In this sense, risk is inherent to the Group’s activities but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Group’s continuing profitability and each individual within the Group is accountable for the risk exposures relating to his or her responsibilities. The Group is exposed, principally, to operating risk, credit risk, liquidity risk and market risk, strategic risk and insurance technical risk.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Board of Directors Credicorp -

The Board of Directors is responsible for the overall risk management approach and for the approval of the policies and strategies currently in place. The Board encourages a risk management culture within the Group, it oversees the corporate internal control in place, ensures performance of the compliance function in the Group and approves the Group’s risk appetite and tolerance.

Board of Group Companies -

The Board of each of the main Group companies is responsible for the risk management of the subsidiary and approval of the policies and guidelines for risk management. Each subsidiary’s Board establishes an organization culture that promotes risk management within the Subsidiary, oversees the corporate internal control, and ensures performance of the compliance function of the subsidiary.

Additionally, it is charged with approving the risk appetite and tolerance of each subsidiary as well as the business objectives and plans; securing an adequate solvency position and establishing an adequate system of incentives that promotes adequate entity-wide risk management practices.

(ii)	Risk Committee -

It represents the Board of Credicorp in risk management decision-making. This Committee establishes the policies for monitoring the risk appetite and tolerance at the subsidiary level; the degree of exposure to a given risk, solvency rates, risk management performance metrics and other corporate measures to control, monitor and mitigate risks and overseeing the internal control system in place.

The Risk Committee is presided by a Board member of Credicorp, it is also consists of a second member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of Risk Management of BCP.

In addition to effectively managing all the risks, the Risk Committee is supported by the following committees which report on a monthly basis all relevant changes or issues relating to the risks being managed:

Credit Risk Committee (Retail and Non-Retail) -

The Credit Risk Committee is responsible for reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing credit risk, the delegation of authority and the supervision and establishment of autonomy for taking credit risks and the metrics for measuring performance incorporating risk variables. Also, it is responsible for approving the methodologies, models, parameters, processes, and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

There are two committees assigned to reviewing the various portfolio risks: Retail Risks and Non-Retail Risks. The Credit Risk Committees mainly consists of the Chief Risk Executive, the Manager of the Credit Division and the Manager of the Risk Management Area, and the Manager of the Division of Retail Banking Risks, as appropriate to their position.

Treasury and ALM Risk Committee -

The Treasury and ALM Risk Committee is responsible for reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing the market risk and liquidity risk, the delegation of authority and the supervision and establishment of autonomy for taking market risks, and the metrics for measuring performance incorporating risk variables. It is also responsible for approving the methodologies, models, parameters, processes and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes in the functions described above and reports any finding to the Risk Committee.

The Treasury and ALM Risk Committee principally consists of the Chief risk executive, the Manager of the Risk Management Area, the Market Risk Manager, the Manager of the Treasury Risk Area and the Manager of the Treasury Division.

Operational Risk Committee -

The Operational Risk Committee is responsible for reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing operational risks and the mechanisms for implementing corrective actions. It is also responsible for approving: (i) the standard methodology for measuring operational risks, (ii) the taxonomy of operational risks and controls and (iii) all the critical processes of the Group. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

The Operational Risk Committee is mainly composed of the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Internal Audit Division, the Manager of the Operational Risk Management Department and Insurance Management Division.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Group’s Board of Directors.

The Central Risk Management is divided into the following areas:

Credit Division -

The Credit Division is responsible for ensuring the quality of the wholesale banking portfolio in accordance with the Group's risk strategy and appetite on the basis of an effective management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Division -

The Risk Management Division is responsible for ensuring that policies and risk management policies established by the Board of Directors are complied with and monitored. The Risk Management Division consists of the following units: the Operational Risk and Insurance Risk Management Department the Credit and Corporate Management Risk Department, Market Risk Management Department, Global Risk Management, Internal Validation and Risk Management Methodology and Modelling.

Retail Banking Risk Division -

This division is responsible for making sure the quality of the retail portfolio and the development of credit policies that are consistent with the overall guidelines and policies set by the Board.

Treasury Risk Management -

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of the Treasury Division with risk measurement methodologies and limits approved by the Risk Committee. Also, it is responsible for assessing the effectiveness of hedge derivatives and the valuation of investments.

(iv)	Internal Audit and Compliance Division -

The Internal Audit and Compliance Division is in charge of: i) monitoring on an ongoing basis the effectiveness of the risk management function at Credicorp, verifying compliance with laws and regulations, as well as the policies, objectives and guidelines set by the Board of Directors; ii) assessing the sufficiency and level of integration of Credicorp’s information and database systems; and iii) making sure independence is maintained between the functions of the risk management and business units.

The Compliance Division is responsible for making sure applicable laws and regulations and the internal Code of Ethics are adhered to.

b)	Risk measurement and reporting systems -

Monitoring and controlling of risks are primarily performed based on limits established by the Group. These limits reflect the business strategy and market environment of the Group as well as the level of risk that the Group is willing to accept. In addition, the Group monitors and measures the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities.

These processes use as support internal models developed to measure the different risks.

The information compiled from the Group’s Subsidiaries is examined and processed in order to analyze, control and identify early any risks. This information is presented and explained to the Board of Directors, the Risk Committee, the Audit Committee, and all relevant members of the Group. The report includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, VaR (Value at Risk), liquidity ratios and risk profile changes. Management periodically assesses the convenience of the fair value of the investments and the appropriateness of the allowance for credit losses.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls, insurance among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

In the different subsidiaries of the Group, the respective Boards approve the risk appetite framework to define the maximum level of risk that the organization is willing to take in seeking to accomplish its primary and secondary business objectives.

Primary objectives are intended to preserve the strategic pillars of the organization, such as solvency, liquidity, reward and growth, stability of results and balanced structure.

Secondary objectives are intended to monitor on a qualitative and quantitative basis the various risks to which the Group is exposed, as well as defining a tolerance threshold of each of those risks so that the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: It makes explicit the general principles and the qualitative declarations which complement the Bank’s risk strategy.

-	Metrics scorecard: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Permit control over the risk-taking process within the tolerance established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government of the risk appetite process: Seeks to guarantee compliance of the framework through the different roles and responsibilities assigned to the units involved.

e)	Risk concentration -

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

34.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet. Exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans and accounts receivable from security borrowings, and investment activities that bring debt securities and other bills into the Group’s asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose the Group to similar risks to loans (direct); they are both mitigated by the same control processes and policies. Likewise, credit risk arises from derivative financial instruments showing positive fair values.

Impairment provisions are assigned for losses that have been incurred at the date of the consolidated statement of financial position. Significant changes in the economy or in the particular situation of an industry segment that represents a concentration in the Group’s portfolio could result in losses that are different from those provided at the date of the consolidated statement of financial position.

The Group organizes the levels of credit risk assumed by establishing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, and to geographical and industry segments. Said risks are monitored on a revolving basis and are subject to frequent reviews. Limits in the level of credit risk by product, industry sector and by geographic segment are approved by the Risk Committee.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing these lending limits where appropriate. Some other specific control and mitigation measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collaterized with guarantees part of the loan portfolio. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collaterals include, among others, mortgages over residential properties; liens over business assets such as premises, inventory and accounts receivable; and liens over financial instruments such as debt securities and equities.

-	For longer-term finance and lending to corporate entities, collateral includes revolving individual credit facilities. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators rise up.

-	For repurchase agreements and security lendings, the related securities constitute collateral.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

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

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (for example, an asset when fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit risk exposures on these instruments. With respect to derivatives agreed with non-financial customers, collaterals have been granted to secure the overall amount; with respect to financial counterparties, collaterals granted are those required under the clearing provisions issued by the International Swaps and Derivatives Association Inc. (ISDA) or the local framework agreement.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash, securities or equity. Daily settlement limits are established for each counterparty in order to cover the aggregate of all settlement risk arising from the Group’s market transactions in only one day.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

In order to manage credit risk, as part of the Group’s risk management structure, there is a Credit Risk Management Department, the major functions of which are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, time term, among others.

For enhanced risk identification, the Group has internal credit scoring models, which have been prepared and implemented for the main business segments. Each model is related to a defined group of scoring bands. Clients who are inside a band are characterized by having a similar risk level (within the band); however, they are different compared to the other band. For retail clients, these scoring models are highly related to management (admission, follow-up, campaigns, etc.) from different portfolios. On the other hand, for non-retail clients, ratings mainly serve as support for making credit decisions in admission, follow-up and price allocation, etc.

The Group has a Credit Division, which establishes the overall credit policies for each of the businesses in which the Group decides to take part. These credit policies are set forth based on the guidelines established by the Board of Directors and keeping in mind the statutory financial laws and regulations. The main activities are to establish the client credit standards and guidelines (evaluation, authorization and control); follow the guidelines established by the Board of Directors and General Management, as well as those established by governmental regulatory bodies; review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits; monitor credit-granting activities within the different autonomous bodies, among others.

b)	The maximum exposure to credit risk at December 31, 2016 and 2015, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in note 34.7(a), 34.7(b) and the contingent credits detailed in note 21(a).

The Management is confident of its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan and securities portfolio.

c)	Credit risk management for loans -

In addition to the rating bands and scoring of the internal models of each of the Group companies, Credicorp conducts a quantitative and qualitative analysis of each customer, its financial condition and the conditions of the market in which those customers operate; for that purpose it classifies its loan portfolio into one of five risk categories, depending upon the degree of risk of default of each debtor

The categories used are: (i) normal - A, (ii) potential problems - B, (iii) substandard - C, (iv) doubtful - D and (v) loss - E, which have the following characteristics:

Normal (Class A): Debtors of commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation. To place a loan in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required. Additionally, consumer and micro-business loans are categorized as Class A if payments are current or up to eight days past-due. Residential mortgage loans are classified as Class A, if payments are current or up to thirty days past-due.

Potential problems (Class B): Debtors of commercial loans included in this category are those that at the time of the evaluation demonstrate certain deficiencies, which, if not corrected in a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, and market conditions that could affect the economic sector in which the debtor is active. Consumer and micro-business loans are categorized as Class B if payments are between 9 and 30 days late. Residential mortgage loans are classified as Class B when payments are between 31 and 60 days late.

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

Doubtful (Class D): Debtors of commercial loans included in this category present characteristics that make doubtful the recovery of the loan. Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate. These credits are distinguished from Class E credits by the requirement that the debtor remains in operation, generates cash flow, and makes payments on the loan, although at a rate less than that specified in its contractual obligations. In addition, commercial loans are classified in this category when payments are between 121 and 365 days late. Consumer and micro-business loans are classified as Class D if payments are between 61 and 120 days late. Residential mortgage loans are Class D when payments are between 121 and 365 days late.

Loss (Class E): Commercial loans which are considered unrecoverable or which for any other reason should not appear on the Group’s books as an asset based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days late. Consumer and micro-business loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are classified as Class E when payments are more than 365 days late.

The Group constantly reviews the loan portfolio in order to assess the completion and accuracy of its classifications.

All loans considered impaired (the ones classified as substandard, doubtful or loss) are analyzed by the Group’s Management, which addresses impairment in two areas: individually assessed provisions and collectively assessed provisions, as follows:

-	Individually assessed allowance -

The methodology is applied to all of the impaired clients (classified as deficient, doubtful or loss) of Wholesale Banking and consists of estimating the loss generated by each client after deducting the present value of the future payments that he could pay and the recovery value of the guarantees, equally brought to present value.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group in order to reduce any differences between loss estimates and actual loss experience.

-	Collectively assessed allowance -

The methodology is applied for the unimpaired clients of Wholesale Banking and for Retail Credits (Consumer Credits, Small and Medium Enterprise Credits and Mortgage Loans). Allowance requirements are assessed collectively for losses on loans and advances that are not individually significant (including consumer, micro-business and residential mortgages) and for individually significant loans and advances where there is not yet objective evidence of individual impairment (included in categories A and B).

Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, and current economic conditions. The impairment allowance is then reviewed by Management to ensure alignment with the Group’s overall policy.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios are generated by modifying some assumptions, such as collateral recovery values and the effects of changes in the economic environment.

The process to select the best estimate within the range is based on management´s best judgment, complemented by historical loss experience and the Company’s strategy (e.g. penetration in new segments).

Impairment losses are evaluated at each reporting date as soon as there is any objective evidence that a financial asset or group of assets is impaired.

Financial guarantees and letter of credit (indirect loans) are assessed and a provision estimated following a similar procedure as for loans.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is recorded, if necessary.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Said loans are written off after all the necessary legal procedures have been completed.

The recovery of written off loans decrease the amount of the provision for loan losses, in the consolidated statement of income.

The following is a summary of the direct loans classified in three major groups:

(i)	Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal or potential problems;

(ii)	Past due but not impaired loans, comprising past due loans of clients classified as normal or with potential problems and

(iii)	Impaired loans, those past due loans of clients classified as substandard, doubtful or loss; presented net of the allowance for loan losses for each of the loan classifications:

	At December 31, 2016						At December 31, 2015
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired
Normal	50,984,455	13,052,249	11,292,194	11,105,796	86,434,694	96.15%	49,198,021	11,958,633	8,137,474	12,553,293	81,847,421	95.24%
Potential problem	1,367,997	76,585	182,425	90,498	1,717,505	1.91%	1,653,639	81,878	180,037	99,826	2,015,380	2.35%

Past due but not impaired
Normal	329,448	503,168	274,003	430,932	1,537,551	1.71%	1,161,140	461,084	7,244	387,063	2,016,531	2.35%
Potential problem	38,703	101,805	40,711	17,014	198,233	0.22%	114,639	97,316	18,055	21,690	251,700	0.29%

Impaired
Substandard	468,745	143,610	224,559	222,401	1,059,315	1.18%	375,798	162,571	103,644	224,751	866,764	1.01%
Doutful	355,146	231,872	309,523	379,923	1,276,464	1.42%	545,594	196,524	133,386	376,816	1,252,320	1.46%
Loss	589,377	386,165	628,213	271,872	1,875,627	2.09%	803,376	300,986	206,478	215,272	1,526,112	1.78%

Gross	54,133,871	14,495,454	12,951,628	12,518,436	94,099,389	104.68%	53,852,207	13,258,992	8,786,318	13,878,711	89,776,228	104.47%

Less: Allowance for
loan losses	1,026,411	193,385	1,353,168	1,634,169	4,207,133	4.68%	1,005,831	173,879	1,372,099	1,288,528	3,840,337	4.47%

Total, net	53,107,460	14,302,069	11,598,460	10,884,267	89,892,256	100.00%	52,846,376	13,085,113	7,414,219	12,592,183	85,935,891	100.00%

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

At December 31, 2016, the renegotiated credits amount to approximately S/ 845.0 million, of which S/ 304.5 million are classified as not past due nor impaired, S/ 201.2 million as past du but not impaired and S/ 339.3 million as impaired but not past due (S/769.3 million, S/ 678.4 million, S/17.4 million and S/73.5 million, respectively, at December 31, 2015).

	At December 31, 2016					At December 31, 2015
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Impaired loans	1,413,268	761,647	1,162,295	874,196	4,211,406	1,724,768	660,081	443,508	816,839	3,645,196
Fair value of collateral	1,542,874	639,186	69,503	93,232	2,344,795	1,197,707	530,910	20,433	169,570	1,918,620
Allowance for loan losses	101,073	86,726	283,208	99,284	570,291	362,197	82,166	20,602	74,401	539,366

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans comprise those loans with no current indicators of delinquency and related to customers ranked as normal and with potential problems
(ii)	Loans current but impaired, comprising those direct loans with no current indicators of delinquency but related to customers ranked as substandard, doubtful or loss.
(iii)	Loans with delays in payment of one day or more but which are not past due under our internal policies, comprising those direct loans related to customers ranked as normal, with potential problems, substandard, doubtful or loss.
(iv)	Internally overdue loans that are past due under our internal policies related to customers ranked as normal, with potential problems, substandard, doubtful or loss

The sum of items: loans with delays in payment form first day and the internal past due loans reflect the entire amount of “past due” loans in accordance with IFRS 7.

	As of December 31, 2016						As of December 31, 2015
	Current loans	Current but impaired	Loans with delays in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired	Loans with delays in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Neither past due nor impaired	88,152,199	-	-	-	88,152,199	-	83,862,801	-	-	-	83,862,801	-
Normal	86,434,694	-	-	-	86,434,694	-	81,847,421	-	-	-	81,847,421	-
Potential problems	1,717,505	-	-	-	1,717,505	-	2,015,380	-	-	-	2,015,380	-

Past due but not impaired	-	-	1,675,051	60,733	1,735,784	1,735,784	-	-	2,186,059	82,172	2,268,231	2,268,231
Normal	-	-	1,512,321	25,230	1,537,551	1,537,551	-	-	1,982,230	34,301	2,016,531	2,016,531
Potential problems	-	-	162,730	35,503	198,233	198,233	-	-	203,829	47,871	251,700	251,700

Impaired debt	-	679,652	972,076	2,559,678	4,211,406	3,531,754	-	801,236	614,889	2,229,071	3,645,196	2,843,860
Substandard	-	349,529	495,719	214,067	1,059,315	709,786	-	306,060	344,975	215,729	866,764	560,704
Doubtful	-	299,196	294,905	682,363	1,276,464	977,268	-	411,973	204,355	635,992	1,252,320	840,347
Loss	-	30,927	181,452	1,663,248	1,875,627	1,844,700	-	83,203	65,559	1,377,350	1,526,112	1,442,809

Total	88,152,199	679,652	2,647,127	2,620,411	94,099,389	5,267,538	83,862,801	801,236	2,800,948	2,311,243	89,776,228	5,112,091

The classification of loans by type of banking and maturity is as follows:

	As of December 31, 2016					As of December 31, 2015
	Current loans	Current but impaired	Loans with delay in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired	Loans with delay in payments of one day or more but not internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Commercial loans	51,108,503	230,366	1,317,893	1,477,109	54,133,871	50,851,660	355,639	1,352,772	1,292,136	53,852,207
Residential mortgage loans	13,266,248	193,819	626,045	409,342	14,495,454	12,040,511	191,184	716,919	310,378	13,258,992
Micro-business loans	12,451,403	18,072	180,871	301,282	12,951,628	8,317,511	14,383	122,814	331,610	8,786,318
Consumer loans	11,326,045	237,395	522,318	432,678	12,518,436	12,653,119	240,030	608,443	377,119	13,878,711
	88,152,199	679,652	2,647,127	2,620,411	94,099,389	83,862,801	801,236	2,800,948	2,311,243	89,776,228

d)	Credit risk management on reverse repurchase agreements and security borrowings –

Most of these operations are performed by Credicorp Capital Colombia and IM Trust. The Group has implemented credit limits for each counterparty and most of the transactions are collateralized with investment grade financial instruments issued by Colombian and Chilean entities and financial instruments issued by Colombian and Chilean Governments.

e)	Credit risk management on investments in trading securities, available-for-sale and held-to-maturity investments –

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

In the event that any Subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the afore-mentioned institutions.

The following table shows the analysis of the risk-rating of available-for-sale and held-to-maturity investments referred to above:

	At December 31, 2016		At December 31, 2015
	S/(000)%		S/(000)%

Instruments rated in Peru:
AAA	1,412,290	5.1	1,342,437	5.4
AA- to AA+	1,060,347	3.8	984,969	4.0
A- to A+	5,483,403	19.7	3,582,234	14.5
BBB- to BBB+	1,919,853	6.9	1,053,774	4.3
BB- to BB+	314,913	1.1	59,005	0.2
Lower than +B	22,129	0.1	89,378	0.4
Unrated
BCRP certificates of deposit	7,066,653	25.4	6,006,110	24.3
Listed and unlisted securities	796,961	2.9	735,641	3.0
Restricted mutual funds	368,418	1.3	335,764	1.4
Mutual funds	50,314	0.2	128,777	0.5
Other instruments	90,407	0.3	43,559	0.2
Subtotal	18,585,688	66.8	14,361,648	58.2

Instruments rated abroad:
AAA	1,385,911	5.0	821,482	3.3
AA- to AA+	677,042	2.4	443,522	1.8
A- to A+	1,298,815	4.8	2,064,134	8.5
BBB- to BBB+	3,069,547	11.0	3,654,183	14.8
BB- to BB+	1,011,463	3.6	1,102,256	4.5
Lower than B+	148,212	0.5	174,542	0.7
Rated and unrated instruments	586,953	2.1	809,766	3.3
Certificates of deposit of Banco Central de Bolivia	14,644	0.1	154,404	0.6
Participations of RAL Funds	650,804	2.3	694,915	2.8
Mutual funds	245,730	0.9	36,179	0.1
Hedge funds	1,095	-	133,194	0.5
Other instruments	143,202	0.5	223,921	0.9
Subtotal	9,233,418	33.2	10,312,498	41.8
Total	27,819,106	100.0	24,674,146	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2016 and 2015 financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2016						2015
	Designed at fair value through profit for loss						Designed at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco Central de Reserva del Perú	2,122,662	-	18,748,155	3,419,374	-	24,290,191	1,618,619	-	24,036,302	4,593,585	-	30,248,506
Financial services	2,051,650	321,298	10,732,478	5,721,827	308,961	19,136,214	1,305,929	255,630	10,990,139	6,021,800	-	18,573,498
Manufacturing	9,886	12,026	13,952,167	1,650,833	37,965	15,662,877	28,211	8,423	13,035,603	1,437,064	-	14,509,301
Mortgage loans	-	-	13,283,126	-	-	13,283,126	-	-	12,765,981	-	-	12,765,981
Consumer loans	-	-	11,410,640	-	-	11,410,640	-	-	11,282,568	-	-	11,282,568
Micro-business loans	-	-	5,175,700	-	-	5,175,700	-	-	10,825,304	-	-	10,825,304
Commerce	35,022	3,693	14,242,421	192,136	14,765	14,488,037	48,881	-	9,815,475	212,512	-	10,076,868
Government and public administration	221,754	11,199	245,948	2,830,156	4,651,535	7,960,592	425,392	1,767	370,372	2,213,647	3,582,129	6,593,307
Electricity, gas and water	26,068	41,877	4,562,433	1,903,494	44,640	6,578,512	62,141	40,265	4,258,699	1,745,564	-	6,106,669
Community services	-	-	4,118,309	43,992	-	4,162,301	-	-	4,391,748	-	-	4,391,748
Communications, storage and transportation	8,043	6,659	4,122,639	983,966	35,998	5,157,305	9,366	5,043	2,997,811	890,635	-	3,902,855
Mining	40,441	32,380	2,318,702	285,571	-	2,677,094	55,497	21,665	2,644,951	372,092	-	3,094,205
Construction	45,030	27,033	1,910,677	387,779	9,569	2,380,088	69,160	17,535	1,888,732	357,016	-	2,332,443
Agriculture	14,992	-	2,222,398	5,100	-	2,242,490	13,636	-	1,870,989	469	-	1,885,094
Insurance	24,376	-	1,288,212	-	-	1,312,588	24,812	-	1,488,533	342,235	-	1,855,580
Education, health and other services	9,956	2,934	912,031	359,602	3,471	1,287,994	24,982	-	1,171,341	216,423	-	1,412,746
Real Estate and Leasing	17,359	-	7,115,947	244,377	-	7,377,683	34,500	-	520,687	236,558	-	791,745
Fishing	7,521	-	405,538	-	-	413,059	18,054	-	407,193	-	-	425,247
Others	322,861	-	4,234,272	657,460	11,516	5,226,109	59,432	-	8,241,667	129,321	-	8,430,420
Total	4,957,621	459,099	121,001,793	18,685,667	5,118,420	150,222,600	3,798,612	350,328	123,004,095	18,768,921	3,582,129	149,504,085

As of December 31, 2016 and 2015 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2016						2015
	Designed at fair value through profit for loss						Designed at fair value through profit for loss
	Held for trading and hedging	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to- maturity	Held for trading and hedging	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Perú	2,661,743	174,771	107,315,656	11,515,894	4,606,110	126,274,174	2,071,143	139,095	108,531,535	11,218,896	3,263,286	125,223,955
United States of America	235,036	223,223	1,722,387	2,986,309	82,536	5,249,491	276,401	171,933	3,755,619	2,912,022	-	7,115,975
Bolivia	-	-	6,992,985	885,013	-	7,877,998	5	-	6,018,849	1,074,722	-	7,093,576
Colombia	1,245,998	-	1,157,154	780,468	150,667	3,334,287	732,145	-	433,495	881,482	152,109	2,199,231
Panama	65	-	660,191	65,767	-	726,023	-	-	2,033,384	52,281	-	2,085,665
Chile	342,613	29,315	1,597,426	838,702	69,839	2,877,895	107,477	4,482	906,869	1,042,183	-	2,061,011
Brazil	-	-	283,056	98,022	121,794	502,872	-	-	98,177	229,489	130,453	458,119
México	-	7,654	83,792	334,116	77,423	502,985	171	4,484	1,449	318,221	36,281	360,606
Canada	5,819	-	28,295	72,102	-	106,216	279	-	30,169	61,193	-	91,641
Europe:
Unted Kingdom	364,433	-	111,019	129,960	3,218	608,630	529,910	-	629,965	111,450	-	1,271,325
Other in Europe	1,605	-	133,373	154,668	-	289,646	3,249	-	-	278,151	-	281,400
France	98,556	-	23,465	74,734	1,708	198,463	77,752	-	83,134	67,423	-	228,309
Spain	-	-	205,334	6,119	3,414	214,867	78	-	99,002	10,680	-	109,760
Switzerland	-	-	171,335	36,065	-	207,400	-	-	40,702	35,822	-	76,524
The Netherlands	-	-	-	56,136	-	56,136	-	-	-	48,737	-	48,737
Other	1,753	24,136	516,325	651,592	1,711	1,195,517	2	30,334	341,746	426,169	-	798,251
Total	4,957,621	459,099	121,001,793	18,685,667	5,118,420	150,222,600	3,798,612	350,328	123,004,095	18,768,921	3,582,129	149,504,085

g)	Offsetting financial assets and liabilities

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial statements, irrespective of whether they are offset in the statement of financial position.

The similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, Accounts receivable from reverse repurchase agreements and security borrowings, payables from repurchase agreements and security lendings and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below unless they are offset in the statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and marketable securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and security borrowings;
-	Payables from repurchase agreements and security lendings; and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to post collateral.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2016						As of December 31, 2015
		Gross amounts of recognized financial liabilities and	Net of financial assets	Net amounts of financial assets presented in the consolidated statements of financial position				Gross amounts of recognized financial liabilities and	Net of financial assets	Net amounts of financial assets presented in the consolidated statements of financial position
Description	Gross amounts recognized financial assets	offset in the consolidated statement of financial positions	presented in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount	Gross amounts recognized financial assets	offset in the consolidated statement of financial positions	presented in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Derivates	942,602	-	942,602	(416,084)	(30,573)	495,945	1,475,516	-	1,475,516	(160,428)	(80,687)	1,234,401
Payables from repurchase agreements and security lendings	10,919,624	-	10,919,624	(2,022,625)	-	8,896,999	11,026,698	-	11,026,698	(1,907,347)	-	9,119,351
Available-for-sale and held-to-maturity investments pledged as collateral	3,849,558	-	3,849,558	(3,719,047)	-	130,511	3,456,780	-	3,456,780	(3,402,315)	-	54,465
Total	15,711,784	-	15,711,784	(6,157,756)	(30,573)	9,523,455	15,958,994	-	15,958,994	(5,470,090)	(80,687)	10,408,217

Financial liabilities subject to offsetting, enforceable master agreements for offsetting and similar agreements:

	As of December 31, 2016						As of December 31, 2015
		Gross amounts of recognized financial liabilities and	Net amounts of financial assets	Related amounts not offset in the consolidated statement of financial position				Gross amounts of recognized financial liabilities and	Net amounts of financial assets	Related amounts not offset in the consolidated statement of financial position
Descripción	Gross amounts recognized financial assets	offset in the consolidated statement of financial position	presented in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount	Gross amounts recognized financial assets	offset in the consolidated statement of financial position	presented in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Derivates	673,015	-	673,015	(416,084)	(175,788)	81,143	942,521	-	942,521	(160,428)	(211,482)	570,611
Cash collateral and reverse repurchase agreements and securities borrowings	15,127,999	-	15,127,999	(4,476,984)	(10,621,045)	29,970	14,599,750	-	14,599,750	(4,419,400)	(10,080,794)	99,556
Total	15,801,014	-	15,801,014	(4,893,068)	(10,796,833)	111,113	15,542,271	-	15,542,271	(4,579,828)	(10,292,276)	670,167

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

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets note 12(b)), cash collateral and reverse repurchase agreement and security borrowing and payables from repurchase agreements and security; are financial instruments outside of the scope of offsetting disclosure.

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

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution identical and independent; otherwise, the VAR to 10 days will be an approximation).

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

In VaR calculation, the foreign exchange effect is not included because its measured in the net monetary position, see note 34.2 (b)(ii).

The consolidated VaR showed a reduction during the year 2016, due mainly to a greater volatility in the differential of rates in soles with regard to the U.S Dollar in the derivative market and to a reduction in the positions subject to this differential. As a result, the VaR remained within the risk appetite limits established by the Riisk Management of the Bank.

As of December 31, 2016 and 2015 the Group’s VaR by type of asset is as follows:

	2016	2015
	S/(000)	S/(000)

Equity investments	9,624	12,282
Debt investments	19,371	7,088
Swaps	13,045	13,769
Forwards	2,470	102,967
Options	1,160	12,708
Diversification effect	(19,748)	(27,997)
Consolidated VaR type of asset	25,922	120,817

As of December 31, 2016 and 2015, the Group’s VaR by risk type is as follows:

	2016	2015
	S/(000)	S/(000)

Interest rate risk	22,553	111,941
Price risk	9,623	12,288
Volatility risk	319	287
Diversification effect	(6,573)	(3,701)
Consolidated VaR by risk type	25,922	120,815

b)	ALM Book -

Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of its net worth.

(i)	Interest rate risk -

The ALM-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (Net economic value). The Group accepts the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

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

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out performing a repricing gap analysis, sensitivity analysis of the profit margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap -

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

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	At December 31, 2016
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 months	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/(000)
Assets
Cash and due from banks, Cash collateral, reverse repurchase agreements and securities borrowings	7,467,818	1,845,264	3,709,882	9,890,459	109,340	4,542,630	27,565,393
Investments	1,574,831	465,421	3,913,328	6,261,652	8,908,298	2,680,557	23,804,087
Loans, net	10,525,263	16,135,337	22,739,878	30,353,995	11,170,586	(363,291)	90,561,768
Financial assets designated at fair value through profit or loss	-	-	-	-	-	459,099	459,099
Premiums and other policies Accounts receivable	623,005	16,533	2,898	788	-	-	643,224
Accounts receivable from reinsurers and coinsurers	110,263	202,610	120,159	21,155	-	-	454,187
Other assets	373,946	5,590	12,537	7,024	-	8,533,348	8,932,445
Total assets	20,675,126	18,670,755	30,498,682	46,535,073	20,188,224	15,852,343	152,420,203

Liabilities
Deposits and obligations	22,908,852	8,273,520	15,162,216	32,654,763	4,970,689	1,946,347	85,916,387
Payables from repurchase agreements, security lending and due to banks and correspondents	2,765,720	2,031,097	5,747,611	10,146,210	1,825,048	106,229	22,621,915
Accounts payable to reinsurers	32,963	158,957	36,633	5,339	-	-	233,892
Technical, insurance claims reserves and reserves for unearned premiums	185,671	104,065	396,609	1,730,011	3,637,198	732,635	6,786,189
Financial liabilities at fair value through profit or loss	-	-	-	-	-	209,520	209,520
Bonds and notes issued	52,366	40,792	639,238	8,492,272	6,226,773	488,162	15,939,603
Other liabilities	446,131	1,577	218,539	190,300	-	3,754,658	4,611,205
Equity	-	-	-	-	-	20,116,511	20,116,511
Total liabilities and equity	26,391,703	10,610,008	22,200,846	53,218,895	16,659,708	27,354,062	156,435,222

Off-balance-sheet accounts
Derivative financial assets	461,724	2,118,173	498,864	5,738,651	3,961,574	-	12,778,986
Derivative financial liabilities	1,682,988	4,308,673	2,609,747	3,461,322	716,256	-	12,778,986
	(1,221,264)	(2,190,500)	(2,110,883)	2,277,329	3,245,318	-	-
Marginal gap	(6,937,841)	5,870,247	6,186,953	(4,406,493)	6,773,834	(11,501,719)	(4,015,019)
Accumulated gap	(6,937,841)	(1,067,594)	5,119,359	712,866	7,486,700	(4,015,019)	-

Investments accounted for at fair value through profit or loss and trading derivatives are not taken into account, due to the fact that these instrument are part of the trading book and the Value at Risk methodology is used to measure their market risks.

	At December 31, 2015
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 months	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000	S/000
Assets
Cash and due from banks, Cash collateral, reverse repurchase agreements and securities borrowings	10,799,728	1,730,819	2,448,242	14,175,954	85,441	4,178,258	33,418,442
Investments	995,468	1,808,027	2,618,982	7,004,151	7,018,588	2,905,834	22,351,050
Loans, net	9,926,677	15,596,640	21,901,169	29,102,306	9,961,370	-	86,488,162
Financial assets designated at fair value through profit or loss	-	-	-	-	-	350,328	350,328
Premiums and other policies Accounts receivable	552,802	72,447	22,768	-	-	-	648,017
Accounts receivable from reinsurers and coinsurers	81,384	210,658	142,317	22,830	-	-	457,189
Other assets	-	-	-	-	-	9,443,933	9,443,933
Total assets	22,356,059	19,418,591	27,133,478	50,305,241	17,065,399	16,878,353	153,157,121

Liabilities
Deposits and obligations	26,822,026	6,712,587	11,968,763	36,154,007	3,811,820	3,137,430	88,606,633
Payables from repurchase agreements, security lending and due to banks and correspondents to banks and correspondents	388,118	733,836	1,234,728	4,583,834	721,701	14,922,526	22,584,743
Accounts payable to reinsurers	53,175	159,216	26,083	3,373	-	-	241,847
Technical, insurance claims reserves and reserves for unearned premiums	61,112	359,162	5,187,653	753,700	-	-	6,361,627
Financial liabilities at fair value through profit or Loss	-	-	-	-	-	47,737	47,737
Bonds and notes issued	40,572	838,309	376,105	6,050,486	8,433,804	548,686	16,287,962
Other liabilities	29,328	15,328	10,327	78,423	314,331	4,174,361	4,622,098
Equity	-	-	-	-	-	16,727,570	16,727,570
Total liabilities and equity	27,394,331	8,818,438	18,803,659	47,623,823	13,281,656	39,558,310	155,480,217

Off-balance-sheet accounts
Derivative financial assets	230,741	2,077,128	390,901	3,247,496	5,753,166	-	11,699,432
Derivative financial liabilities	1,541,590	4,366,304	2,928,785	2,132,295	730,458	-	11,699,432
	(1,310,849)	(2,289,176)	(2,537,884)	1,115,201	5,022,708	-	-
Marginal gap	(6,349,121)	8,310,977	5,791,935	3,796,619	8,806,451	(22,679,957)	-
Accumulated gap	(6,349,121)	1,961,856	7,753,791	11,550,410	20,356,861	(2,323,096)	-

Investments accounted for at fair value through profit or loss and trading derivatives are not taken into account, due to the fact that these instruments are part of the trading book and the Value at Risk methodology is used to measure their market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the ALM book comprises an assessment of the sensibility of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net book value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the consolidated statement of income is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2016 and 2015, including the effect of derivative instruments. The sensitivity of Net Economic Value is calculated by revaluing interest rate from available-for-sale fixed income and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivative instruments designated as cash flow hedges. In managing the interest rate risk, no distinction is made by accounting category of the investments comprising the ALM Book, including instruments classified as available for sales and held to maturity investments.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2016 and 2015 are shown below:

	At December 31, 2016
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of economic value
			S/(000)		S/(000)
At December 31, 2016
Soles	+/-	50	-/+	8,851	-/+	285,263
Soles	+/-	75	-/+	13,276	-/+	427,895
Soles	+/-	100	-/+	17,701	-/+	570,526
Soles	+/-	150	-/+	26,552	-/+	855,790
U.S. Dollar	+/-	50	+/-	12,613	+/-	89,476
U.S. Dollar	+/-	75	+/-	18,919	+/-	134,214
U.S. Dollar	+/-	100	+/-	25,226	+/-	178,952
U.S. Dollar	+/-	150	+/-	37,838	+/-	268,428

	At December 31, 2015
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of economic value
			S/(000)		S/(000)
At December 31, 2015
Soles	+/-	50	+/-	5,344	-/+	238,943
Soles	+/-	75	+/-	8,016	-/+	358,415
Soles	+/-	100	+/-	10,688	-/+	477,886
Soles	+/-	150	+/-	16,032	-/+	716,829
U.S. Dollar	+/-	50	+/-	4,978	+/-	50,217
U.S. Dollar	+/-	75	+/-	7,467	+/-	75,326
U.S. Dollar	+/-	100	+/-	9,956	+/-	100,435
U.S. Dollar	+/-	150	+/-	14,934	+/-	150,652

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity.

Equity securities, mutual funds and hedge funds are not considered as part of the investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the effect on expected unrealized gain or loss in comprehensive income, before income tax, as of December 31, 2016 and 2015 is presented below.

Market price sensitivity	Change in market prices		2016	2015
	%		S/(000)	S/(000)

Equity securities	+/-	10	130,750	149,449
Equity securities	+/-	25	326,875	363,023
Equity securities	+/-	30	392,250	436,348
Mutual funds	+/-	10	29,234	16,085
Mutual funds	+/-	25	73,085	40,212
Mutual funds	+/-	30	87,701	48,254
Hedge funds	+/-	10	110	13,319
Hedge funds	+/-	25	274	33,299
Hedge funds	+/-	30	329	39,958

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

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2016 and 2015, the Group’s assets and liabilities by currencies were as follows:

	At December 31, 2016				At December 31, 2015
	Soles	U.S. Dollar	Other currencies	Total	Soles	U.S. Dollar	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	2,675,238	12,131,203	1,839,328	16,645,769	2,629,447	18,133,335	1,628,962	22,391,744
Cash collateral, reverse repurchase agreements and securities borrowings Borrowings	4,021	10,621,045	294,558	10,919,624	-	10,080,794	945,904	11,026,698
Trading securities	2,433,444	172,999	1,408,576	4,015,019	1,437,617	199,438	686,042	2,323,097
Available-for-sale investments	8,326,735	7,301,306	367,248	15,995,289	7,835,615	8,924,280	629,409	17,389,304
Held-to-maturity investments	4,102,739	1,015,681	-	5,118,420	2,872,865	709,264	-	3,582,129
Loans, net	53,118,275	32,215,401	5,228,092	90,561,768	51,525,096	30,358,072	4,604,993	86,488,161
Financial assets at fair value through profit or loss	85,333	373,766	-	459,099	52,369	297,959	-	350,328
Other assets	1,456,407	1,993,385	538,039	3,987,831	1,626,686	2,059,415	509,557	4,195,658
Total	72,202,192	65,824,786	9,675,841	147,702,819	67,979,695	70,762,557	9,004,867	147,747,119

Monetary liabilities
Deposits and obligations	(37,468,123)	(41,514,198)	(6,934,066)	(85,916,387)	(36,446,886)	(45,696,802)	(6,462,945)	(88,606,633)
Payables from repurchase agreements and security Lendings	(12,522,337)	(1,313,163)	(1,292,499)	(15,127,999)	(11,673,446)	(1,503,347)	(1,422,957)	(14,599,750)
Due to bank and correspondents	(2,630,256)	(4,644,838)	(218,822)	(7,493,916))	(2,379,021)	(5,184,659)	(198,817)	(7,762,497)
Financial liabilities at fair value through profit or loss	-	(6,052)	(203,468)	(209,520)	-	(47,737)	-	(47,737)
Insurance claims reserves and technical reserves not general	(3,134,680)	(3,650,466)	(1,043)	(6,786,189)	(2,699,351)	(3,661,014)	(1,263)	(6,361,628)
Bonds and notes issued	(2,544,031)	(13,291,371)	(104,201)	(15,939,603)	(2,171,074)	(14,010,489)	(106,399)	(16,287,962)
Other liabilities	(2,434,407)	(1,492,911)	(917,779)	(4,845,097)	(2,942,934)	(1,510,666)	(632,842)	(5,086,442)
Total	(60,733,834)	(65,912,999)	(9,671,878)	(136,318,711)	(58,312,712)	(71,614,714)	(8,825,223)	(138,752,649)
	11,468,358	(88,213)	3,963	11,384,108	9,666,983	(852,157)	179,644	8,994,470

Forwards position, net	508,304	(529,352)	(93,844)	(114,892)	6,011,253	(6,707,587)	696,334	-
Currency swaps position, net	245,063	(245,098)	35	-	(9,997,505)	10,084,091	(86,586)	-
Cross currency swaps position, net	(1,340,985)	1,433,012	(92,027)	-	-	-	-	-
Options, net	(86,059)	86,059	-	-	543,066	(543,066)	-	-
Net monetary position	10,794,681	656,408	(181,873)	11,269,216	6,223,797	1,981,281	789,392	8,994,470

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in Soles (since 2014 considering its change in functional currency, before it was measured in U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of Soles with respect to this currency would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). Any devaluation/revaluation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2016 and 2015 in its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Market price sensitivity	Change in currency rates	2016	2015
	%	S/000	S/000

Devaluation -
U.S. Dollar	5	(31,257)	(94,347)
U.S. Dollar	10	(59,673)	(180,116)

Revaluation -
U.S. Dollar	5	34,548	104,278
U.S. Dollar	10	72,934	220,142

34.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. The consequence may be the failure to meet obligations to repay depositors, fulfill commitments to lend or meet other operating cash needs.

The Group is exposed to daily calls on, among others, its available cash resources from overnight deposits, current accounts, maturing deposits, loan draw-downs, guarantees and other calls. The Management of the Group’s subsidiaries sets limits on the minimum proportion of funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the Market Risk Management Department to maintain a wide diversification by currency, geography, provider, product and term.

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

A mismatch, in the maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts; a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt service. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking: Liquidity risk exposure in BCP Peru, BCP Bolivia, MiBanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario; the latter works as a minimum compliance mechanism that supplements the RCL. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and ALM of the respective subsidiary.

Insurance: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly “Pacífico Seguros”, focus of liquidity is the quick availability or resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

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

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2016						As of December 31, 2015
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	26,177,608	19,909,373	38,171,817	62,824,369	36,406,209	183,489,376	22,863,507	16,732,722	32,113,631	64,324,012	28,285,740	164,319,612

Financial liabilities by type -
Deposits and obligations	24,982,659	8,678,312	16,056,899	33,487,729	6,077,167	89,282,766	24,803,628	6,769,967	14,412,392	8,642,270	7,912,781	62,541,038
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	3,015,441	2,014,116	5,572,115	10,581,827	5,101,938	26,285,437	3,987,557	2,425,197	2,910,552	7,833,305	(1,417,554)	15,739,057
Accounts payable to reinsurer and and coinsurers	38,678	157,686	35,453	5,166	-	236,983	64,094	191,906	31,439	4,067	-	291,506
Financial liabilities designated at fair value through profit or loss	209,520	-	-	-	-	209,520	47,737	-	-	-	-	47,737
Technical, insurance claims reserves and reserves for unearned premiums	161,205	108,109	366,939	1,633,571	3,402,248	5,672,072	61,060	358,853	5,183,184	753,050	-	6,356,147
Bonds and notes issued	125,777	176,115	1,290,997	10,292,536	6,094,298	17,979,723	148,918	889,843	1,008,926	8,138,841	8,515,914	18,702,442
Other liabilities	3,941,629	133,844	200,758	4,749	8,305	4,289,285	1,905,886	123,416	142,551	660,548	3,086,181	5,918,582
Total liabilities	32,474,909	11,268,182	23,523,161	56,005,578	20,683,956	143,955,786	31,018,880	10,759,182	23,689,044	26,032,081	18,097,322	109,596,509

Derivative financial liabilities (*)-
Contractual amounts receivable (Inflows)	576,992	150,223	550,989	1,765,538	522,802	3,566,544	990,499	766,469	1,509,604	2,218,047	318,060	5,802,679
Contractual amounts payable (outflows)	301,709	305,279	588,079	1,714,861	552,438	3,462,366	1,036,265	754,503	1,466,475	2,058,000	294,818	5,610,061
Total liabilities	275,283	(155,056)	(37,090)	50,677	(29,636)	104,178	(45,766)	11,966	43,129	160,047	23,242	192,618

(*) Including derivative contracts designated for hedge accounting.

34.4	Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk.

The Group’s objective, through one of its pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Operational Risks are grouped into Internal Fraud, External Fraud, Labor Relations and Job Security, Relations with Clients, business products and practices, Damages to material assets, business and systems interruption, and Failures in process execution, delivery and management.

34.5	Risk of the insurance activity -

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that sufficient reserves are available to cover these liabilities.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment return, expense incurred of loss arising from expense experience being different than expected, and policyholder decision, all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

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

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is largely achieved through diversification across industry sectors and geography. Further, strict claim review policies to assess all new and ongoing claims, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity -

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, ascertaining a suitable allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues unit-linked contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on unit- linked financial assets.

34.6	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

Legislative Decree N° 1028 modified the Banking Law, establishing that regulatory capital must be equal to or more than 10 percent of total risk weighted assets and contingent operations, represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the weighted assets and contingent credits by credit risk. This calculation must include all balance sheet exposures or assets in local or foreign currency. As of December 31, 2016 and 2015, the minimum requirement is 10.0 percent. Also, by means of SBS Resolution No.8425- 2011 dated July 2011 the SBS requires an additional effective equity per economic cycle, concentration risk, market concentration risk, interest rate risk and other risks. Peruvian financial entities have a 5-year-term from July 2011 to adjust their total effective equity to the requested level.

As of December 31, 2016 and 2015, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/21,174.7 million and S/18,614.7 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/3,915.7 million the minimum regulatory capital required as of December 31, 2016 (approximately S/1,834.4 million as of December 31, 2015)

34.7	Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		As of December 31, 2016				As of December 31, 2015
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Financial assets
Derivative finnacial instruments:
Forward foreign exchange		-	73,722	-	73,722	-	92,132	-	92,132
Interest rate swaps		-	310,221	-	310,221	-	470,477	-	470,477
Cross currency swaps		-	108,241	-	108,241	-	63,748	-	63,748
Currency swaps		-	428,928	-	428,928	-	839,087	-	839,087
Foreign currency options		-	21,490	-	21,490	-	10,072	-	10,072
	12(b)	-	942,602	-	942,602	-	1,475,516	-	1,475,516

Trading securities		843,939	3,162,322	8,758	4,015,019	805,256	1,513,746	4,094	2,323,096
Financial assets at fair value through profit or loss	8(a)	377,552	79,988	1,559	459,099	260,435	89,893	-	350,328

Available-for-sale investments:
Debt instruments
Certificates of deposit BCRP		-	4,802,608	-	4,802,608	-	4,593,585	-	4,593,585
Corporate bonds, leases and subordinate		3,830,740	4,209,173	109,493	8,149,406	3,574,627	4,031,865	92,304	7,698,796
Government treasury bonds		1,688,930	558,693	-	2,247,623	1,987,849	814,614	-	2,802,463
Mutual funds		55,052	466,574	139,140	660,766	54,709	335,764	106,153	496,626
Other instruments		26,571	804,192	36,613	867,376	141,743	798,566	87,824	1,028,133
Equity instruments		1,197,358	665,158	95,372	1,957,888	1,320,114	715,170	114,033	2,149,317
	6(a)	6,798,651	11,506,398	380,618	18,685,667	7,079,042	11,289,564	400,314	18,768,921

Total financial assets		8,020,142	15,691,310	390,935	24,102,387	8,144,733	14,368,719	404,408	22,917,860

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		-	60,572	-	60,572	-	82,940	-	82,940
Foreign exchange forwards		-	55,437	-	55,437	-	178,056	-	178,056
Foreign currency swaps		-	49,329	-	49,329	-	31,467	-	31,467
Currency swaps		-	490,475	-	490,475	-	625,687	-	625,687
Foreign currency options	12(b)	-	17,202	-	17,202	-	24,371	-	24,371
		-	673,015	-	673,015	-	942,521	-	942,521

Bonds and notes issued at fair value		-	8,412,515	-	8,412,515	-	8,535,401	-	8,535,401
Financial liabilities at fair value through profit or loss		-	209,520	-	209,520	-	47,737	-	47,737
Put options of non-controlling interest	2(c)	-	-	-	-	-	-	93,273	93,273
Total financial liabilities		-	9,295,050	-	9,295,050	-	9,525,659	93,273	9,618,932

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

Financial instruments included in the Level 2 category are those that are measured on the basis of observable marke factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

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

As of December 31, 2016, the balance of receivables and payables corresponding to derivatives amounted to S/942.6 million and S/673.0 million, respectively, see note 12(b), generating DVA and CVA adjustments for approximately S/8.0 million and S/15.0 million, respectively. The net impact of both items in the consolidated statement of income amounted to S/9.3 million. As of December 31, 2015, the balance of receivables and payables corresponding to derivatives amounted to S/1,475.5 million and S/942.5 million, respectively, see note 12(b), generating DV and CVA adjustments for approximately S/7.3 million and S/24.4million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/25.2 million.

-	Valuation of debt securities available for sale classified in level 2 -

Valuation of BCRP certificates of deposit, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

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

As of December 31, 2016 and 2015, the net unrealized gain of Level 3 financial instruments amounted to S/40.6 million and S/50.5 million, respectively. During 2016 and 2015, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa. Also, there have been no transfers between Level 1 and Level 2.

b)	Financial instruments not measured at fair value -

Set out below is the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	As of December 31, 2016					As of December 31, 2015
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	-	16,645,769	-	16,645,769	16,645,769	-	22,391,744	-	22,391,744	22,391,744
Cash collateral, reverse repurchase	-	10,919,624	-	10,919,624	10,919,624	-	11,026,698	-	11,026,698	11,026,698
Held-to-maturity investments	5,215,704	-	-	5,215,704	5,118,420	3,659,197	-	-	3,659,197	3,582,129
Loans, net	-	110,137,973	-	110,137,973	110,393,753	-	105,132,492	-	105,132,492	105,132,492
Premiums and other policies receivable	-	643,224	-	643,224	643,224	-	648,017	-	648,017	648,017
Accounts receivable from reinsurers and coinsurers	-	454,187	-	454,187	454,187	-	457,189	-	457,189	457,189
Bank acceptances	-	491,139	-	491,139	491,139	-	222,496	-	222,496	222,496
Other assets	-	1,286,082	-	1,286,082	1,286,082	-	1,769,789	-	1,769,789	1,769,789
Total	5,215,704	140,577,998	-	145,793,702	145,952,198	3,659,197	141,648,425	-	145,307,622	145,230,554

Liabilities
Deposits and obligations	-	85,916,387	-	85,916,387	85,916,387	-	88,606,633	-	88,606,633	88,606,633
Payables from repurchase agreements	-	15,127,999	-	15,127,999	15,127,999	-	14,599,750	-	14,599,750	14,599,750
Due to Banks and correspondents and other entities	-	7,615,935	-	7,615,935	7,493,916	-	12,357,513	-	12,357,513	7,762,497
Bank acceptances	-	491,139	-	491,139	491,139	-	222,496	-	222,496	222,496
Payable to reinsurers and coinsurers	-	233,892	-	233,892	233,892	-	241,847	-	241,847	241,847
Bond and notes issued	-	8,137,945	-	8,137,945	7,527,088	-	8,125,918	-	8,125,918	7,752,561
Other liabilities	-	2,540,980	-	2,540,980	2,540,980	-	2,843,131	-	2,843,131	2,707,563
Total	-	120,064,277	-	120,064,277	119,331,401	-	126,997,288	-	126,997,288	121,893,347

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2016 and 2015, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.8	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2016 and 2015, the assigned value of the financial assets under administration off the balance sheet (in millions of Peruvian soles) is as follows:

	2016	2015
Pension funds	42,845	39,009
Investment funds	51,281	14,361
Equity managed	18,253	17,360
Total	112,379	70,730

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

(i)	Madoff Trustee Litigations -

On September 22, 2011, the Trustee for the liquidations of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated state of Bernard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/402.7 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited in Liquidation (hereafter “Fairfield”), a fund that invested in BLMIS.

The Complaint further alleges that the Madoff Trustee filed an adversary proceeding against Fairfield, seeking to avoid and recover the initial transfers of money from BLMIS to Fairfield; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement between the Madoff Trustee, Fairfield and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” of “avoided transfers” from BLMIS to Fairfield that Fairfield subsequently transferred to ASB. The Madoff Trustee has filed similar actions against other alleged “subsequent transferees” that invested in Fairfield and its sister entities which, in turn, invested in and redeemed funds from BLMIS.

Management believes that ASB has valid defense arguments against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulting in a net loss in the funds that ASB managed on behalf of its clients for approximately US$78.0 million (equivalent to approximately S/261.8 million) as of December, 2008.

(ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115.0 million, reflecting ASB’s redemptions of certain investments in Fairfield Sentry Limited, together with investment returns thereon. These are essentially the same moneys that the Madoff Trustee seeks to recover in the Madoff Litigation described above.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by consent of the parties, the Bankruptcy Court decreed the suspension of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in the light of the pending litigation in the British Virgin Island courts (BVI litigation) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry. This suspension has been lifted, and on September 18, 2016, the Fairfield Liquidator filed a New Complaint (the modified original Complaint) against ASB. On January 13, 2017, ASB has presented, together with other defendants, a procedural motion/defense for the Complaint to be dismissed.

Management considers that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously

36	SUBSEQUENT EVENT

i)	Purchase/Sale of BCP Shares -

The Executive Committee meeting of the Board of Directors of Credicorp held on January 11, 2017 approved the carrying out of a share simplification of BCP within Grupo Credicorp and subsidiaries.

The objective of the mentioned simplification is for Grupo Credito, a holding subsidiary of Credicorp with an 84.96 percent interest in BCP, to acquire the 9 percent interest of Credicorp in BCP, which, before the operation was 12.73 percent. In this manner, Grupo Crédito increased its interest in BCP from 84.96 percent to 93.96 percent, while the interest of Credicorp in BCP was reduced from 12.73 percent to 3.73 percent.

It is worth pointing out that the operation described did not entail any change in the control of BCP, since Credicorp, through its subsidiary Grupo Crédito, still maintains 97.69 of the shares of BCP.

Thus, on January 11,12 and 13 of 2017, Credicorp sold 269,500,000; 268,500,000 and 97,971,179 shares, respectively, which represent 3.81; 3.80 and 1.39 percent of the share capital of BCP. On said dates, the price per share was S/5.52; S/5.51 and S/5.50, respectively.

ii)	First of bonds

On January 25, 2017, BCP issued Corporate Bonds corresponding to the first issue of the fifth program – series D, for a nominal amount of S/182.4 million with maturity of January 25, 2020. Interest is paid halfyearly at an annual rate of 5.91 percent. The purpose of the issue is to cover the growth in BCP’s operations.

On February 15, 2017, the Board of Directors of Mibanco approved the issue of the fourth program of subordinated bonds for the amount of up to S/600.0 million in accordance with the powers delegated by the General Shareholders’ Meeting of March 23, 2016.

iii)	Merger between Pacifico Vida, as the absorbing entity and PPS as the absorbed entity.

The meeting of the Board of Directors of PPS held on January 26, 2017 agreed to present for the consideration of the company’s General Shareholders’ Meeting the approval of the “Merger Project” between PPS and Pacifico Vida, by virtue of which Pacifico Vida will assume in its entirety and bloc the equity of PPS, including its property, rights and obligations and the other legal relationships derived from or related to the rights to assets and liabilities.

The merger is in line with the process of corporate integration, which began in 2011, joining forces to strengthen the Pacifico brand, and continue its positioning as a unique, client-oriented company, with the ability to provide comprehensive solutions for the protection needs of companies and individuals. Finally, it is worth pointing out that the Merger will significantly strengthen the profitability, liquidity and solvency of the companies involved.

