Form 20-F
period 2017-12-31
CREDICORP LTD
filed 2018-04-26
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31st, 2017

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
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive offices)

Cesar Rios
Chief Financial Officer
Credicorp Ltd
Banco de Credito del Peru:
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

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

CONTENT

2

ABBREVIATIONS

Abbreviations	Meaning
AFM	Administradora de Fondos Mutuos or Mutual Fund Administrators
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators - Peru
AGF	Administradora General de Fondos or General Funds Management
ALCO	Asset and Liabilities Committee
ALM	Asset and Liabilities Management Service
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia's Stock Market Self-regulator
APERHU	Asociacion Peruana de Recursos Humanos or Peruvian Association of Human Resources
ASB	Atlantic Security Bank
ASBANC	Asociacion de Bancos del Peru or Association of Banks of Peru
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority - Bolivia
ASHC	Atlantic Security Holding Corporation
ASOMIF	Asociacion de Instituciones de Microfinanzas del Peru or Association of Microfinance Institutions of Peru
ATM	Automated Teller Machine (cash machine)
ATPDEA	Andean Trade Promotion and Drug Eradication Act
AuC	Assets under Custody
AuMs	Assets under Management
BCB	Banco Central de Bolivia or Bolivian Central Bank
BCI	Banco de Credito e Inversiones
BCM	Business Continuity Management
BCP Bolivia	Banco de Credito de Bolivia
BCP Consolidated	Banco de Credito del Peru, including subsidiaries such as Mibanco. It is also called BCP
BCP Stand-alone	Banco de Credito del Peru including BCP Panama and BCP Miami, branches located overseas, and excluding subsidiaries.
BCRP	Banco Central de Reserva del Peru or Peruvian Central Bank
BEX	Banca Exclusiva
Bladex	Banco Latinoamericano de Comercio Exterior
BLMIS	Bernard L. Madoff Investment Securities LLC

BOB	Bolivianos, Bolivian Currency
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAE	Chief Audit Executive
CAF	Corporacion Andina de Fomento or Andean Development Corporation
CCSI	Credicorp Capital Securities Inc.
CDR	Resettable Certificate of Deposits
CET1	Common Equity Tier I
CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority
CLP	Chilean peso
CMF	Comision del Mercado Financiero or Financial Markets Commission
CODM	Chief Operating Decision Maker
COFIDE	Corporacion Financiera de Desarrollo S.A. or Peruvian government-owned development bank
CONFIEP	Confederacion Nacional de Instituciones Empresariales Privadas or National Confederation of Private Business Institutions in Peru
Congress	Congress of the Republic of Peru
COO	Chief Operating Officer
COP	Colombian peso
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPS	Comisión de Protección Social or Social Protection Committee
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa S.A.
Credicorp Capital Chile	Credicorp Capital Chile S.A., operating subsidiary of Credicorp Capital Holding Chile
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondos S.A.
Credicorp Capital Holding Chile	Credicorp Capital Holding Chile S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Colombia	Credicorp Capital Holding Colombia S.A.S., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Peru	Credicorp Capital Holding Peru S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Peru	Credicorp Capital Peru S.A.A., operating subsidiary of Credicorp Capital Holding Peru, and formerly BCP Capital S.A.A.

Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Credititulos S.A.
CRM	Customer Relationship Management
CRS	Common Reporting Standards
CTS	Severance indemnity deposits
D&S	Disability and Survivorship
DCM	Debt Capital Markets
DTA	Deferred Tax Assets
DTL	Deferred Tax Liabilities
ECM	Equity Capital Management
Edpyme	Empresas de Desarrollo de Pequeña y Microempresa or Small and Micro Firm Development Institutions
Edyficar	Empresa Financiera Edyficar S.A.
ENEL	Enel Distribucion Peru S.A.A.
EPS	Entidad Prestadora de Salud or Health Care Facility
FARC	Fuerzas Armadas Revolucionarias Colombianas or Revolutionary Armed Forces of Colombia
FC	Foreign Currency
FCG	Financial Consolidated Group
FED	Federal Reserve System - US
FELABAN	Federation of Latin American Banks
FFIEC	Federal Financial Institutions Examination Council
FI	Financial Institutions
FIBA	Florida International Bankers Associations
FINRA	Financial Industry Regulatory Authority - US
FMV	Fair market value
FSGC	Financial Services Guidance Committee
FTA	Free Trade Agreement
FuMs	Funds under Management
Fund	Deposit Insuance Fund
FX	Foreign exchange
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
IASB	International Accounting Standards Board

IBNR	Incurred but not reported
ICBSA	Inversiones Credicorp Bolivia S.A.
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
IGA	Intergovernmental Agreements
IGBVL	Indice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IGV	Impuesto General a las Ventas or Value Added Tax
IIA	Institute for Internal Auditing
ILCR	Internal liquidity coverage ratio
IMF	International Monetary Fund
Inversiones IMT	Inversiones IMT S.A., currently eliminated, and replaced as an operating subsidiary by Credicorp Capital Chile
IPO	Initial Public Offering
IPPF	International Framework for Professional Practice of Internal Auditing
IRB	Internal Ratings-Based
IRS	Internal Revenue Service
ISACA	Information Systems Audit and Control Association
IT	Information Technology
KRI	Key Risk Indicators
LC	Local Currency
LCR	Liquidity Coverage Ratio
LIBOR	London InterBank Offered Rate
LTV	Loan to Value
LTV	Loan to Value
M&A	Mergers and Acquisitions
MALI	Museo de Arte de Lima or Lima's Fine Arts Museum
MEF	Ministry of Economics and Finance
Mibanco	Mibanco, Banco de la Microempresa S.A.
MILA	Mercado Integrado Latinoamericano or Integrated Latin American Market -among Chile, Colombia and Peru
MMD	Middle-Market Division
MOU	Memorandum of undestanding
MRTA	Movimiento Revolucionario Tupac Amaru or Tupac Amaru Revolutionary Movement
NIM	Net Interest Margin
NIST	National Institute of Standards and Technology

NPL	Non-performing loans
NYSE	New York Stock Exchange
OCI	Other Comprehensive Income
OECD	Organization for Economic Cooperation and Development
OPA	Oferta Publica de Adquisicion or Public Tender Offer
P&C	Property and casualty (P&C)
PEN	Peruvian Sol
PPS	El Pacifico Peruano Suiza Compañia de Seguros y Reaseguros
RB&WM	Retail Banking & Wealth Management Group
REDESUR	Red Electrica del Sur S.A.
REJA	Special Regime for Early Retirement
ROAA	Return on Average Assets
ROAE	Return on Average Equity
ROE	Return on equity
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAM	Standardized Approach Method
SARs	Stock Appreciation Rights
SBP	Superintendencia de Bancos de Panama
SBS	Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or Superintendency of Banks, Insurance and Pension Funds - Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Superintendency of Securities and Insurance
SME	Small and medium enterprise
SME - Pyme	Small and medium enterprise – Pequeña y microempresa or Small and micro enterprise
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market - Peru
SMVP	Superintendencia de Mercado de Valores de Panama
Solucion EAH	Solucion Empresa Administradora Hipotecaria
SPP	Sistema Privado de Pensiones or Private Pension System
SUNAT	Superintendencia Nacional de Aduanas y de Administracion Tributaria or Superintendence of Tax Administration - Peru
TAG	Consultancy boutique for Microsoft
TOSE	Total Liabilities Subject to Reserve Requirements

8

TPP	Trans-pacific Parternship
UAI	Internal Audit Unit
VaR	Value at Risk
VAT	Value-added tax
VRAEM	Valley of Rivers, Apurimac, Ene and Mantaro
WBG	Wholesale Banking Group

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

Our six principal operating subsidiaries are: (i) Banco de Credito del Peru (which, together with its consolidated subsidiaries, is referred to as BCP Consolidated or just BCP); (ii) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which are referred to as ASB and ASHC, respectively); (iii) Pacífico Compañía de Seguros y Reaseguros (“PPS”, which together with its consolidated subsidiaries, is referred to as Grupo Pacifico); (iv) Prima AFP; (v) Credicorp Capital Ltd. (“Credicorp Capital”, which consolidates the companies of our investment banking platform); and (vi) Banco de Credito de Bolivia, which we hold through Inversiones Credicorp Bolivia S.A. (“ICBSA”). As of and for the year ended December 31, 2017, BCP contributed with 81.9% of our total assets, 71.8% of our net income and 70.8% of our net equity attributable to Credicorp’s equity holders1. Unless otherwise specified, the individual financial information for BCP Stand-alone, ASB, Grupo Pacifico, Prima AFP and Credicorp Capital included in this Annual Report is presented in accordance with IFRS and before eliminations for consolidation purposes. See “Item 3. Key Information – 3.A Selected Financial Data” and “Item 4. Information on the Company - 4.A History and Development of the Company.” We refer to BCP Stand-alone, ASB, Grupo Pacifico, Banco de Credito de Bolivia, Prima AFP and Credicorp Capital as our main operating subsidiaries, and we refer to Grupo Credito S.A. (“Grupo Credito”) and ASHC as our two main holding subsidiaries.

“Item 3. Key Information - 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our Consolidated Financial Statements as of December 31, 2013, 2014, 2015, 2016 and 2017.

1 For the purposes of this document, equity holder refers to a shareholder

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “S/”, “Sol”, “local currency” or “Soles” are to Peruvian Soles (each Sol is divided into 100 centimos (cents)), and references to “$”, “US$,” “Dollars,” “foreign currency” or “U.S. Dollars” are to United States Dollars.

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

Some of our subsidiaries, namely ASB; Credicorp Capital Securities Inc. (“CSI”); and Credicorp Capital Asset Management (subsidiaries of Credicorp Capital), maintain their operations and balances in U.S. Dollars and other currencies. As a result, in certain instances throughout this Annual Report, we have translated U.S. Dollars and other currencies to Soles. You should not construe any of these translations as representations that the U.S. Dollar amounts actually represent such equivalent Sol amounts or that such U.S. Dollar amounts could be converted into Soles at the rate indicated, as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from U.S. Dollar amounts at an exchange rate of S/3.241 = US$1.00, which is the December 31, 2017 exchange rate set by the Peruvian Superintendent of Banks, Insurance and Pension Funds (SBS by its Spanish initials). Converting U.S. Dollars to Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would result by converting the same amount of U.S. Dollars on a different specified date (at the prevailing exchange rate on such date). Our Bolivian subsidiary operates in Bolivianos. For consolidation purposes, our Bolivian subsidiary’s financial statements are also presented in Soles. Our Colombian and Chilean subsidiaries, Credicorp Capital Holding Colombia S.A.S. (“Credicorp Capital Holding Colombia”) and Credicorp Capital Holding Chile S.A. (“Credicorp Capital Holding Chile”) operate in Colombian Pesos and Chilean Pesos, respectively, and their financial statements are also converted into Soles for consolidation purposes.

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

The summary of our consolidated financial data as of, and for the years ended, December 31, 2013, and 2014 was derived from the Consolidated Financial Statements audited by Paredes, Zaldivar, Burga & Asociados S.C.R.L, member firm of Ernst & Young Global (“EY Global”), independent registered public accountants. The consolidated financial data as of, and for the years ended, December 31, 2015, 2016, 2017 was derived from the Consolidated Financial Statements audited by Gaveglio, Aparicio y Asociados S.C.R.L, member firm of PricewaterhouseCoopers International Limited, independent registered public accountants.

The report of Gaveglio, Aparicio y Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	(Soles in thousands, except percentages, ratios, and per common share data)					U.S. Dollars in thousands (1)
INCOME STATEMENT DATA:
IFRS:
Interest income	7,086,470	8,578,664	9,784,089	10,773,055	11,030,683	3,391,361
Interest expenses	(2,052,913)	(2,191,062)	(2,527,133)	(2,914,714)	(2,959,196)	(909,799)
Net Interest, income and expenses	5,033,557	6,387,602	7,256,956	7,858,341	8,071,487	2,481,562
Provision for loan losses, net of recoveries (2)	(1,230,371)	(1,715,809)	(1,880,898)	(1,785,495)	(1,789,165)	(550,075)
Net interest, income after provision for loan losses	3,803,186	4,671,793	5,376,058	6,072,846	6,282,322	1,931,487
Commissions and fees	2,259,927	2,521,829	2,644,191	2,771,561	2,911,408	895,106
Net gains on sales of securities	96,228	220,737	248,723	336,759	741,781	228,059
Net gains on derivatives held for trading	(63,660)	22,202	207,938	44,500	103,580	31,845
Net gains from exchange difference	-	172,095	46,563	-	17,394	5,348
Net gains on financial assets designated at fair value through profit or loss	-	-	-	51,667	67,633	20,794
Net gains on foreign exchange transactions	534,442	453,405	773,798	698,159	650,228	199,911
Net premiums earned	2,142,777	2,189,666	1,733,978	1,799,115	1,808,340	555,970
Other income	441,193	639,572	325,666	344,460	396,683	121,959
Net claims incurred for life, general and health insurance contracts	(1,460,461)	(1,426,733)	(1,031,659)	(1,098,905)	(1,118,304)	(343,820)
Others expenses (3)	(5,420,912)	(6,075,096)	(5,964,664)	(6,128,734)	(6,286,131)	(1,932,657)
Profit before income tax	2,332,720	3,389,470	4,360,592	4,891,428	5,574,934	1,714,002
Income tax	(775,177)	(968,224)	(1,197,207)	(1,281,448)	(1,393,286)	(428,363)
Net profit	1,557,543	2,421,246	3,163,385	3,609,980	4,181, 648	1,285,639
Attributable to:
Credicorp’s equity holders	1,538,307	2,387,852	3,092,303	3,514,582	4,091,753	1,258,001
Non-controlling interest	19,236	33,394	71,082	95,398	89,895	27,638
Number of shares as adjusted to reflect changes in capital
Net income per common share attributable to Credicorp’s equity holders (4)	19.35	30.04	38.91	44.23	51.49	15.83
Diluted net income per share	19.31	29.97	38.84	44.15	51.35	15.79
Cash dividends declared and paid per common share U.S Dollar (5)	1.90	-	-	-	-	-
Cash dividends declared per common share Soles (5)	-	6.7700	8.1910	12.2865	14.1726	-
Additional cash dividends declared per common share Soles (5)				15.7000
BALANCE SHEET DATA:
IFRS:
Total assets	114,094,220	134,834,372	155,480,217	156,435,222	170,472,283	52,598,668
Total loans (6)	64,361,927	79,509,360	90,328,499	94,768,901	100,477,775	31,002,090
Allowance for loan losses (2)	(2,385,958)	(3,102,096)	(4,032,219)	(4,416,692)	(4,943,008)	(1,525,149)
Total deposits(7)	68,182,519	76,783,964	88,307,962	85,583,120	96,717,674	29,841,923
Equity attributable to Credicorp’s equity holders	11,831,511	13,979,455	16,128,016	19,656,135	21,756,567	6,712,918
Non-controlling interest	511,594	646,570	599,554	460,376	497,136	153,390
Total equity	12,343,105	14,626,025	16,727,570	20,116,511	22,253,703	6,866,308

15

	2013	2014	2015	2016	2017
	(Soles in thousands, except percentages, ratios, and per common share data)
SELECTED RATIOS
IFRS:
Net interest margin – NIM (8)	5.07%	5.65%	5. 45%	5.46%	5.33%
Return on average total assets - ROAA(9)	1.41%	1.92%	2.13%	2.25%	2.50%
Return on average equity -ROAE (10)	13.70%	18.50%	20.54%	19.64%	19.76%
Operating expenses as a percentage of net interest and non-interest income (11)	46.16%	46.15%	43.52%	43.27%	43.98%
Operating expenses as a percentage of average assets (12)	4.25%	4.32%	3.76%	3.64%	3.62%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.37%	10.37%	10.37%	12.57%	12.76%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (13)	15.05%	14.99%	15.95%	16.33%	15.92%
Total internal overdue loan amounts as a percentage of total loans (14)	2.23%	2.53%	2.56%	2.77%	3.01%
Allowance for direct loan losses as a percentage of total loans	3.52%	3.76%	4.25%	4.44%	4.48%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (15)	3.08%	3.20%	3.69%	3.85%	4.12%
Allowance for direct loan losses as a percentage of total internal overdue loans (16)	157.50%	148.65%	166.16%	160.55%	148.98%
Allowance for direct loan losses as a percentage of impaired loans (17)	102.44%	99.22%	105.35%	99.90%	98.36%

In this document the total internal overdue includes internal overdue loans and under legal collection loans.

(1)	The exchange rate used was 3.241 for balance sheet (end of year) and 3.252583 for Profit and Losses (average of the year). The latter includes more decimals looking for as accurate as possible figures in the Profit and Losses statement.
(2)	Provision for loan losses and allowance for loan losses include provisions and reserves with respect to total loans and off-balance sheet items such as letters of credit, performance bonds and stand-by letters. The figure in the Income Statement is net of write-off and recoveries.
(3)	The other expenses include loss on foreign exchange transactions (S/309.4 million in 2013 and S/60.6 million in 2016) and loss on financial assets designated at fair value through profit or loss (S/18.1 million in 2013, S/4.1 million in 2014 and S/33.5 million in 2015),
(4)	As of December 31, 2017, we had 94.4 million common shares issued and outstanding. Of this amount, 14.6 million were held by ASHC and 0.3 million are maintained for the share-based compensation plan, and are therefore considered treasury shares. The per-common-share data given considers net outstanding shares (total outstanding common shares net of treasury shares) of 79.5 million. See Notes 17 and 28 to the Consolidated Financial Statements.
(5)	Dividends based on net income attained for the financial years 2013 were declared and paid in U.S. Dollar. Dividends based on net income attained for the financial years 2014 and 2015 were declared in Soles and paid in U.S. Dollar after converting the Soles amount using the weighted exchange rate of PEN/US$ registered by the SBS for the transactions at the close of business on the declaration date. Dividends based on net income attained for the financial years 2016 and 2017 were declared in Soles and we will be paid in U.S. Dollar on May 12, 2017 and May 11, 2018, respectively, using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 10, 2017 and May 09, 2018, respectively. . In October 2017, the Board of Director agreed to pay an additional dividend, which were declared in Soles and we will be paid in U.S. Dollar on November 24, 2017, using the weighted exchange rate registered by the SBS for the transactions at the close of business on November 22, 2017.
(6)	Total loans refer to direct loans plus accrued interest minus unearned interest. In our Consolidated Financial Statements, “loans, net of unearned income” refers to direct loans plus accrued interest minus unearned interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in Note (2) that amounted to S/13,036.7 million, S/17,319.5 million, S/19,004.7 million, S/19,832.0 million and S/19,369.6 million, as of December 31, 2013, 2014, 2015, 2016 and 2017, respectively. See Note 20 to the Consolidated Financial Statements.
(7)	Accrued interests are not included in Total deposits.
(8)	Net interest income as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances.

(9)	Net income attributable to Credicorp’s equity holders as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(10)	Net income attributable to Credicorp’s equity holders as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances.
(11)	Sum of the salaries and employee´s benefits, administrative expenses, depreciation and amortization, acquisition cost, all as percentage of the sum of net interest income, commissions and fees, net gain on foreign exchange transactions, net gain from associates and net premiums earned. Acquisition cost includes net fees, underwriting expenses and underwriting income.
(12)	Sum of the salaries and employee´s benefits, administrative expenses, depreciation and amortization, acquisition cost, all as percentage of average assets.
(13)	Regulatory capital calculated in accordance with guidelines by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (or the BIS II Accord) as adopted by the SBS. See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources - (1) Capital Adequacy Requirements for Credicorp.”
(14)	Depending on the type of loan, BCP and Mibanco consider internal overdue loans for corporate, large business and medium business loans after 15 days; for overdrafts, small and micro business loans after 30 days; and for consumer, mortgage and leasing loans the past-due installments are considered overdue after 30 to 90 days. After 90 days, the outstanding balance of the loan is considered internal overdue. ASB considers internal overdue loans all overdue loans except for consumer loans, which are considered internal overdue loans when the scheduled principal and/or interest payments are overdue for more than 90 days. BCP Bolivia considers loans as internal overdue after 30 days.
(15)	Other off-balance-sheet items primarily consist of Stand-by letters, Letters of Credit and Performance Bonds. See Note 20 to the Consolidated Financial Statements.
(16)	Allowance for direct loan losses, as a percentage of all internal overdue loans without for collateral securing such loans.
(17)	Allowance for direct loan losses as a percentage of loans classified in categories C, D and E. See “Item 4. Information on the Company - 4.B Business Overview - (10) Selected Statistical Information - 10.3 Loan Portfolio - 10.3.7 Classification of the Loan Portfolio.

3. B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D	Risk Factors

Our businesses are affected by many external and other factors in the markets in which we operate. Different risk factors can impact our businesses, our ability to operate effectively and our business strategies. You should consider the risk factors carefully and read them in conjunction with all the information in this document. You should note that the risk factors described below are not the only risks to consider. Rather, these are the risks that we currently consider material. There may be additional risks that we consider immaterial or of which we are unaware, and any of these risks could have similar effects to those set forth below.

(1)   Our geographic location exposes us to risk related to Peruvian political, social and economic conditions

Most operations of BCP, Grupo Pacifico, Prima AFP, and a significant part of Credicorp Capital’s operations are located in Peru. In addition, while ASB is based outside of Peru, most of its customers are located in Peru. Therefore, our results are affected by economic activity in Peru. Changes in economic conditions, both international and domestic, or government policies can alter the financial health and normal development of our business. The changes may include, but are not limited to, high inflation, currency depreciation, confiscation of private property and financial regulation. Similarly, terrorist activity, political and social unrest, and possible natural disasters (i.e. earthquakes, flooding, etc.) can adversely impact our operations.

Peru has a long history of political instability that includes military coups and a succession of regimes that featured heavy government intervention in the economy. In 1990, Alberto Fujimori took office as president in the middle of hyperinflation (7,649.7% in 1990) and insecurity due to terrorist activities. Market-based reforms and the gradual success of the authorities in capturing terrorist leaders allowed the country to stabilize, and by 1995 Fujimori was re-elected. The administration was accused of authoritarian behavior, especially after closing Peru’s Congress in 1992 and crafting a new constitution. The Fujimori administration also faced several corruption charges. Shortly after starting a controversial third term, Fujimori resigned the presidency and a transitional government led by Valentin Paniagua called for elections to be held in April 2001. After spending several years in Japan, Fujimori was brought back to Peru and was sentenced in 2009 to 25 years in prison for human rights violations. The governments that have been elected since 2001 are those of Alejandro Toledo, from 2001 to 2006; Alan Garcia, from 2006 to 2011; Ollanta Humala from 2011 to 2016; and Pedro Pablo Kuczynski, whose term began in 2016 (as described below) and was to end in 2021. These administrations, despite their different policy priorities, have each been characterized by political fragmentation (more than ten different political organizations have nominated candidates for President in each of the four elections since 2001) and low popularity (usually around 20% - 30% approval ratings). Each of these administrations has also shared mostly cordial relationships with neighboring countries.

Humala’s presidency ended on July 28, 2016. The first round of presidential elections was held on April 10, 2016. A second round between candidates Ms. Keiko Fujimori and Mr. Pedro Pablo Kuczynski was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on June 5, 2016, and Pedro Pablo Kuczynski was elected president for the 2016-2021 term with 50.12% of the vote. Kuczynski’s presidential period started in July 28, 2016, with high economic expectations due to the highly skilled technical team that backed him and the government. However, the Lava-Jato case that started in Brazil has put on hold on-going infrastructure projects in Peru that started during the last two governments2. Moreover, in midst of the Lava-Jato case investigations, in December 2017 a Presidential Vacancy motion was proposed by Congress. The vote did not succeed because only 79 of 87 votes required were obtained. Furthermore, in March 2018, a second Presidential Vacancy motion was presented by Congress. On March 21ST 2018 Pedro Pablo Kuczynski presented his resignation as President to Congress amid high political turmoil. His resignation was accepted on March 22. On March 23 Martin Vizcarra (Kuczynski’s former first vice-president) assumed as President, as provided in the Constitution. While the three major international credit rating agencies (Moody’s, S&P and Fitch) remarked that general macroeconomic policies are not expected to change under the new government, any disruption of large-scale projects and a high degree of political uncertainty could affect Peru’s GDP and deteriorate the financial situation of some of Credicorp’s clients.

2 In December 2016 the United States Department of Justice revealed that Odebrecht, the largest Brazilian construction company, had secured around 100 projects in 12 countries (including Peru, Colombia, Ecuador, Panama, Dominican Republic, etc.) using bribery and corruption. Since early 2017 Peruvian prosecutors have investigated the case which allegedly implicated former and current local authorities.

Notwithstanding, during the past 17 years Peru has experienced a period of relative economic and political stability, especially compared to the period between 1980 and 2000. This stability has been reflected in Peru’s average growth rate of 5.1% for GDP and 5.5% for Domestic Demand (2001-2017); four consecutive democratic transitions; a relatively consistent free-market approach to economic policy; and growth in GDP per capita, which reached US$6,598 in 2017 (equivalent to S/ 21,386 at an exchange rate of S/ 3.241), according to the International Monetary Fund (IMF). Nevertheless, political risk is present in any Peruvian presidential election because it is possible that a radical candidate with more interventionist economic policies could prevail. Ollanta Humala was elected in 2011 on a far-left policy platform, which was cast aside after he assumed office. Moreover, in the 2016 first round Presidential Elections, candidate Veronika Mendoza, also with a leftist policy platform, came in third place amid promises of curbs on mining projects and renegotiating gas export contracts. Hence, there is a sizeable portion of the electorate still demanding an economy that is more reliant on public spending. Therefore, there remains a risk of significant political and economic change.

Peru also has a history of domestic terrorism. Between the late 1970s and the early 1990s, both Shining Path (Sendero Luminoso in Spanish) and Movimiento Revolucionario Tupac Amaru (“MRTA”) conducted a series of terrorist attacks that caused thousands of casualties and affected normal political, economic and social activities in many parts of the country, including Lima, the capital of Peru. In 1992, the leader of Shining Path, Abimael Guzman, was captured and later sentenced to life in prison (a new trial affirmed the sentence in 2006). By the end of the 1990s, most other members of Shining Path, as well as MRTA, were also captured and sentenced to prison terms. However, in late 1996 a group of MRTA members stormed the residence of Japan’s Ambassador to Peru and held a group of politicians, diplomats and public figures hostage for approximately four months. In April 1997, a military operation put an end to the hostage situation. All 14 terrorists died in the confrontation, while all but one hostage survived. Since then, and for the following 20 years, terrorist activity in Peru has been mostly confined to small-scale operations in the Huallaga Valley and the VRAEM (Valleys of Rivers Apurimac, Ene and Mantaro) areas, both in the Eastern part of the country. In 2012, the Peruvian government captured Florindo Flores, one of the last remaining leaders of Shining Path, which substantially weakened the organization’s activities in the Huallaga Valley.

Despite these efforts, terrorist activity and the illegal drug trade continue to be significant challenges for Peruvian authorities. The Huallaga Valley and VRAEM constitute the largest areas of coca cultivation in the country and thus serve as a hub for the illegal drug trade. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations.

After serving 25 years in prison due to terrorist activity, a total of seven members from Shining Path and two from MRTA were released in 2017.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy. In 2017 it represented approximately 10% of Peru’s GDP and approximately 60% of the country’s exports, while oil and gas represented 2% of Peru’s GDP and 7% of Peru’s exports according to the Peruvian Central Bank (BCRP by its Spanish initials). On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold mining project in the northern region of Cajamarca. The launch of Conga, which involved investments of approximately US$4.5 billion, failed because of the protests. Peru’s government commissioned an Environmental Impact Study developed by international experts which introduced recommendations for the project.

Delays or cancellations of mining projects could reduce economic growth and business confidence, thereby hurting the financial system both directly (many mining projects are at least partially financed by local financial institutions) and indirectly (overall economic activity could decelerate).

(2)  It may be difficult to serve process on or enforce judgments against us or our principals residing outside of the United States

A significant majority of our directors and officers live outside the United States (principally in Peru). Most of our assets and those of our principal subsidiaries are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our principals to initiate a civil suit under the United States securities laws in United States courts. We have also been advised by our Peruvian counsel that liability under the United States federal securities laws may not be enforceable in original actions in Peruvian courts. In addition, judgments of United States courts obtained in actions under the United States federal securities laws may not be enforceable. Similarly, our Bermuda counsel have advised us that courts in Bermuda may not enforce judgments obtained in other jurisdictions, or entertain actions in Bermuda, against us or our directors or officers under the securities laws of those jurisdictions.

In addition, our Bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. This waiver limits the rights of shareholders to assert claims against our officers and directors for any action taken by an officer or director. It also limits the rights of shareholders to assert claims against officers for the failure of an officer or director to take any action in the performance of his or her duties, except with respect to any matter involving willful negligence, willful default, fraud or dishonesty on the part of the officer or director.

(3) Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP, BCP Bolivia, Grupo Pacifico, ASB, Prima AFP and Credicorp Capital. Subject to certain reserve and capital adequacy requirements under applicable regulations, we are able to cause our subsidiaries to declare dividends. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, despite the minimum capital requirements, there are no restrictions on the ability of BCP, BCP Bolivia, Grupo Pacifico, ASB, Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

In addition, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (e.g. ASB, BCP Bolivia, Credicorp Capital Holding Chile, and Credicorp Capital Holding Colombia) is subject to the impact of the depreciation of the dividend’s currency against Credicorp’s functional currency. This would have a negative impact on our ability to pay dividends to shareholders. For further details about Credicorp’s Dividend Policy refer to Item 8. Financial Information – 8.A Consolidated Statements and Other Financial Information – (3) Dividend Policy.

(4)  Our financial statements, mainly our interest-earning assets and interest-bearing liabilities, could be exposed to fluctuations in interest rates, foreign currency exchange rates and exchange controls, which may adversely affect our financial condition and results of operations

Since January 1, 2014, the functional currency of our financial statements has been the Sol; however, Credicorp’s subsidiaries generate revenues in Soles, U.S. Dollars, Bolivian Pesos, Colombian Pesos, and Chilean Pesos. Mainly in BCP, BCP Bolivia, ASB, Credicorp Capital Colombia and Credicorp Capital Chile are particularly exposed to foreign exchange fluctuations. As a result, the fluctuation of our functional currency against other currencies could have an adverse impact on our results. In addition, any exchange controls implemented in the countries in which we operate may adversely affect our financial condition and results of operations.

The Peruvian government does not impose restrictions on a company’s ability to transfer Soles, U.S. Dollars or other currencies from Peru to other countries, or to convert Peruvian currency into other currencies. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. For further details see “Item 10. Additional Information- 10.D Exchange Controls”.

The interest income we earn on our interest-earning assets and the interest expense we pay on our interest-bearing liabilities, could be affected by changes in domestic and international market interest rates, which are sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions.

We have implemented several policies to manage the interest rate risk exposure and seek proactively to update the interest rate risk profile to minimize losses and optimize net revenues; however a sudden and/or significant volatility in market interest rates could have a material adverse effect on our financial condition and results of operations. For further detail see “Item 11. Quantitative and Qualitative Disclosures about Market Risk – (9) Sensitivity to Changes in Interest Rates

We also face foreign exchange risk on credit that we extend through our banking business, which is primarily conducted through BCP. To address this risk, BCP’s Foreign Exchange Credit Risk Management identifies borrowers that may not meet their debt obligations due to currency mismatches by performing a sensitivity analysis of the credit rating of companies and the debt-service capacity of individuals. Then, we classify borrowers according to their level of foreign exchange credit risk exposure. We closely monitor these clients and, on an ongoing basis, we revise our risk policies to underwrite loans as well as to manage our portfolio of foreign currency denominated loans; however, these policies may not sufficiently address our foreign exchange risk, resulting in adverse effects on our financial condition and results of operation.

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

(5)   Regulatory changes and adoption of new international guidelines to sectors in which we operate could impact our earnings and adversely affect our operating performance

Because we are subject to regulation and supervision in Peru, Bolivia, Colombia, Chile, the Cayman Islands, the United States of America, and Panama, changes to the regulatory framework in any of these countries or changes in tax laws could adversely affect our business.

Banking

We are, most directly, subject to extensive supervision and regulation through the SBS’s Banking and Insurance System Law (Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros) and the Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates (Reglamento para la Supervision Consolidada de los Conglomerados Financieros y Mixtos).

The SBS and the Peruvian Central Bank supervise and regulate BCP and Mibanco’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions, including pension funds and insurance companies. The SBS and the Peruvian Central Bank have general administrative responsibilities over BCP, including defining capital and reserve requirements. In past years, the Peruvian Central Bank has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Peruvian Central Bank. Such changes in the supervision and regulation of BCP may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company — 4.B Business Overview — (9) Supervision and Regulation — 9.2 BCP and Mibanco”. Furthermore, changes in regulation related to consumer protection made by these agencies may also affect our business.

The Superintendency of the Securities Market (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises some of our subsidiaries such as BCP, Credicorp Capital Sociedad Agente de Bolsa (Credicorp Capital Bolsa) and Credicorp Capital Sociedad Administradora de Fondos (Credicorp Capital Fondos).

In Colombia, we are subject to supervision and regulation through the Superintendency of Securities and Insurance (SFC - Superintendencia Financiera de Colombia) and the Colombian Stock Market Self-regulator (AMV - Autorregulador del Mercado de Valores de Colombia). In Chile, we are subject to supervision and regulation through the Commission of Financial Market from Chile (CMF - Comisión del Mercado Financiero). See “Item 4. Information on the Company — 4.B Business Overview — (9) Supervision and Regulation — 9.5 Credicorp Capital”.

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

Similarly, we are regulated by other governmental entities in other jurisdictions. In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority (CIMA). In Bolivia, we are subject to the supervision of the Financial System Supervisory Authority (ASFI by its Spanish initials) that has assumed all regulatory functions held previously by the Superintendency of Banks and Financial Entities and the Superintendency of Pensions, Securities and Insurance. Nonetheless, in 2010 the Insurance and Pensions sectors have come out of this regulation and have their own Supervision Authority: Pensions and Insurance Inspection and Control Authority (Autoridad de Fiscalización y Control de Pensiones y Seguros – APS)

Finally, in Panama, we are subject to the supervision of the Superintendency of Banks of Panama and the regulatory framework set forth in the Decree Law 9 of February 25, 1998. Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

Taxation

For Peruvian Regulation see Item 10.Additional Information – 10.E. Taxation.

The Chilean Statutory Income Tax rate to resident legal entities is 25% under the attribution regime and 27% under the semi-integrated regime (25.5% for semi-integrated regime only for 2017).

On the other hand, foreign resident individuals or legal entities are subject to a 35% dividend withholding tax. This tax applies at the moment of the effective remittance of the dividend and the corporate income tax can be used as a credit. In case of non-treaty country resident shareholders, the corporate tax credit is limited to 65% of the corporate income tax associated to such dividend. Therefore, in this case, the total tax burden for foreign taxpayers, subject to a 35% tax rate, will be of 44.45%. Nonetheless, the “65% limit” does not apply to those investors domiciled or resident in a country with which Chile has a Double Taxation Treaty in force. Additionally, a transitory rule provides that this benefit will also be applicable to those investors who are residents of countries with which Chile has a Double Taxation Treaty subscribed and pending ratification, to the extent that the treaty was signed prior to January 1, 2017. This transitory rule would be in effect until 2019.

If the Chilean entity has chosen the attributed regime, the corporate tax will be fully creditable, regardless of the country of residence of the shareholder.

The Group chose the “Income Tax semi-integrated system”. The additional tax rate has not been changed.

The Colombian statutory income tax rate is 34% (33% as from 2018 and onwards). A temporary income surtax of 6% and 4% was introduced for fiscal year 2017 and 2018, respectively. This surtax will apply only from a tax base equal to or greater than 800,000,000 Colombian pesos, approximately US$268,096.

As of 2017 distribution of dividends to non-residents is subject to a 5 percent withholding tax, which will be increased to 35 percent if dividends are distributed out of previously untaxed earnings after the 5% percent withholding tax is assessed.

Profits earned up to December 31, 2016, are not subject to the 5 percent withholding tax on dividends, even though the distribution occurs from and after January 1, 2017.

For details on Income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to note 18 (d) of the consolidated financial statements.

Insurance

Our Property and Casualty (P&C) and Life insurance business is carried out by Pacifico Seguros y Reaseguros S.A., which is part of Grupo Pacifico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacifico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacifico is unable to predict whether and to what extent new laws and regulations that may affect its business will be adopted in the future.

On April 14, 2016, the Congress of the Republic of Peru (“Congress”) approved a law that modifies some aspects of the nation’s private pension system. The new law, which was promulgated on April 21, 2016, might continue to have a negative effect on part of Pacifico’s annuities business, which is composed of retirement and disability and survivorship. Retirement annuities, which represents approximately 1.9% of Pacifico’s total gross premiums earned in 2017, is the only line of business that has been affected by the change in regulation thus far.

Grupo Pacifico is also unable to predict the timing of the adoption of any new laws and the effects any such new laws or regulations may have on its operations, profitability and financial condition in future years. However, we still expect Peru to adopt new legislation in the coming years, similar to the measure enacted by the European Union through Solvency II, which sought to further reduce the insolvency risk faced by insurance companies by improving the regulation regarding the amount of capital that insurance companies in the European Union must hold.

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

If Grupo Pacifico fails to assess the risks that it assumes accurately or does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a material adverse effect on our operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing life insurance reserves and property and casualty (P&C) loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacifico ultimately expects to pay out on claims and the related costs of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others: (i) in the case of life insurance reserves, changes in mortality/longevity rates, interest rates, persistency rates and regulation; and (ii) in the case of P&C loss reserves, changes in medical costs, repair costs and regulation. Any negative effect on Grupo Pacifico could have a material adverse effect on our results of operations and financial condition.

Pension fund

Despite the fact that private pension fund administrators have always been closely regulated by the SBS, in 2012, the Peruvian government passed a Law to Reform the Private Pension System (SPP by its Spanish initials). The reform aimed to expand coverage for individuals (referred to as “affiliates”), create greater competition, and reduce administration fees in the SPP. The Law to Reform the SPP is being implemented in phases. See “Item 4. Information on the Company – 4.B. Business Overview – (9) Supervision and Regulation – 9.7 Prima AFP”.

(6)   A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our income is related to lending activities, a significant deterioration of loan quality would have a material adverse effect on our business, financial condition and results of operations. We are subject to concentration default risks in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and results of operations. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification, our pursuit of opportunities in which we can charge higher interest rates, and thereby increase revenue, may reduce diversification of our loan portfolio and expose us to greater credit risk.

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

BCP Bolivia, Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile expose us to risk related to Bolivian, Colombian and Chilean political and economic conditions, respectively. Most economies in Latin America and the Caribbean experienced low economic growth in 2017, due to: (i) weak global demand, (ii) a high political polarization, and (iii) sluggish investment. Significant changes to Bolivian, Colombian and Chilean political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Bolivia

In October 2014, Evo Morales was reelected as President of Bolivia for a third five year term. During this third term, the government is expected to continue the economic policies and reforms of the first two presidential terms of Mr. Morales, which concentrated on (i) redistribution programs through different bonus schemes, (ii) deepening the industrialization of strategic economic sectors, and (iii) closing Bolivia’s infrastructure gap. Given the government’s high dependence on income from exports of natural gas to Brazil and Argentina, declines in the price of the gas exported (which is linked to the price of oil) could strain government finances and reduce its ability to continue the high levels of public spending of the last several years.

In February 2016, the government called up for a referendum on whether President Evo Morales could serve as president for a fourth term. With 51.30% votes against the approval of a third term, Movimiento al Socialismo, (President Morales’ political party) will have to nominate a new presidential candidate for the next presidential election. However, in November 2017, the Plurinational Constitutional Court, in a controversial decision, authorized Evo Morales to run again in the presidential elections scheduled for November 2019. Political instability ahead of the 2019 elections could lead to a reduction on foreign investment and a deterioration in the investment climate in Bolivia.

Additionally, the financial services law (Ley de Servicios Financieros N° 393), which was enacted in 2013, established lending quotas and caps on interest rates that could negatively impact interest margins on banks and reduce their ability to generate enough capital to maintain the growth rates in their lending portfolios experienced during the last several years.

During 2017, Bolivia’s macroeconomic indicators continued to deteriorate. GDP growth was a healthy 4.3% and among the highest rates in the region, but below the average growth rate of the last five years and below the budgeted growth rate of 4.8%. Also, in 2017 and for a third consecutive year, Bolivia experienced both fiscal and current account deficits due to lower exports and increased government spending. Inflation in 2017 was the lowest since 2009 at 2.7%, well below the Central Bank´s target of 5.3%. On the other hand, as of December 2017, international reserves represented 28% of GDP (US$10.261 billion), having increased by 1.8% relative to 2016.

Colombia

The Colombian economy continued to slow down last year, particularly as a result of the negative effect on private consumption from the tax reform that came into force in January 2017, which increased the value added tax from 16% to 19%. The decision to implement a new tax reform was based on the need to adjust the fiscal accounts to lower oil prices. This, jointly with a high political polarization after the peace deal with the FARC guerrillas, drove economic sentiment to low levels during the year. GDP grew by approximately 1.7% in 2017. External and fiscal imbalances continued to correct last year. Regarding external accounts, a slight recovery in oil prices and sluggish domestic demand led the current account deficit to narrow from 4.4% of GDP in 2016 to approximately 3.6% in 2017. On the fiscal front, tax reform and lower public spending allowed the government to meet its fiscal deficit target of 3.6% of GDP last year, compared to 4.0% in 2016. Inflation reached 4.1% in 2017, 1.7 percentage points (“pp”) below the figure recorded in 2016 amid a reversion of temporary factors that affected prices that year, a stabilization of the foreign exchange, and a wider output gap. Standard & Poor’s, cut Colombia’s sovereign long-term foreign currency rating from BBB to BBB- due to lower potential growth and fiscal challenges from 2019 onwards. Overall, considering that both presidential and Congressional elections will be held in 2018, expectation is that activity is likely to remain slow for some additional months until economic agents are familiar with the president and his policies.. Likewise, proposals by candidates on the fiscal front will be key for avoiding further rating actions as the fiscal path set in the fiscal rule for the upcoming years is demanding. Currently, the consensus expects continuity in economic policy as the most likely scenario.

Chile

Chilean GDP grew by approximately 1.5% in 2017 as compared to 1.6% GDP growth for 2016. Throughout the year, economic activity remained sluggish amid certain one-off events such as La Escondida labor strike in early-2017 and overall weakness in different sectors. Although some leading indicators reversed their downward trend by the end of last year, pessimism in confidence indicators (consumer and business) continued to affect private consumption and investment figures. Particularly, the construction sector still acted as a drag on the economy, leading aggregate investment to contract for the fourth year in a row. The reform agenda proposed by the Bachelet administration added to the uncertainty, particularly in respect of social security area (pensions). Importantly, in December 2017 Sebastian Piñera (Chile Vamos Coalition, center-right) succeeded against Alejandro Guillier (Fuerza de la Mayoria, left) in the presidential election. President Piñera aims to introduce policy changes to several areas, including pensions (including, among other things, to increase by 4 percentage points the monthly contributions directed to individual accounts and to incentivize people to postpone their retirement age), tax system (including, among other things, to reintegrate the tax regime and to reduce the corporate rate from 27% to 24-25%) and infrastructure (including, among other things, to promote public to private partnership agreements focused on highways, ports, and airports). That said, the new Congress composition will limit president-elect Piñera’s ability to implement his main reform objectives as no coalition will run an absolute majority. Finally, certain imbalances remain in the economy with the fiscal deficit standing at 2.8% of GDP, the current account deficit reaching 1% of GDP, and inflation lying at 2.3%.

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

(9)   Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in Peru, such as earthquakes, floods and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to El Niño, which provokes floods and mudslides in the north and central Andean regions. Due to its very strong intensity, the 1997-1998 El Niño destroyed crops and infrastructure equivalent to 2.2% of GDP (Gross Domestic Product). Heavy rains caused by El Niño have severely damaged infrastructure in early 2017. This weather phenomenon will affect negatively Peru’s GDP and may affect the financial situation of some of Credicorp’s clients.

Similar natural disasters or other types of disaster could impair our operational capacity. Our business continuity plans include emergency response, disaster recovery, operations continuity, crisis management, data protection and recovery, and critical systems redundancy. Although we test our business continuity plans annually, these plans may prove to be ineffective which could have a material adverse effect on our ability to carry out our businesses, especially if an incidence or disaster affects computer-based data systems or damages customer or other data. In addition, if a significant number of our employees were affected by the natural disaster, our ability to conduct business could be impaired.

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

(10) We operate in a competitive banking environment that may limit our potential to grow, particularly in the medium term, as more foreign banks establish or expand operations in Peru.

BCP has experienced increased competition, including increased pressure on margins. This is primarily a result of the following:

•	Highly liquid foreign-owned commercial banks in the market;

•	Local and foreign investment banks with substantial capital, technology, and marketing resources; and

•	Local pension funds that lend to BCP’s corporate customers through participation in those customers’ securities issuances.

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

As a result of Peru’s strong economic growth, which has outpaced growth by nearby countries, some banks have sought and obtained authorization to open representative offices in Peru. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This will eventually put downward pressure on interest rates. Any negative impact on BCP as a result of increased competition could have a material adverse effect on our results of operations and financial condition. See “Item 4. Information on the Company – 4.B. Business Overview – (6) Competition”.

(11)   Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries and developments in international financial markets can affect Peru’s economic growth. The country’s exports are highly concentrated in the mining industry; with tax revenues from the sector that peaked at 14% in 2007, and in 2017 they represented 3.4% of total tax revenues. In addition, gold and copper exports represented 48% of all shipments in 2017. Therefore, Peruvian trade responds significantly to fluctuations in metal prices, especially gold and copper, which fell 36.6% and 41.7%, respectively, between December 2012 and December 2015. This turned a US$6.4 billion trade surplus in 2012 into a US$2.9 billion trade deficit in 2015. In contrast, 2017 registered a US$6.3 billion trade surplus (2016: US$ 1.9 billion) due to a US$5.6 billion increase in copper exports since 2015 (the exported volume of copper increased 48.5%) and US$1.3 billion increase in gold exports since 2015 (average export prices of gold increased 8.4%). In 2017 the price of copper increased 32% and stood at its highest price in three years, and the terms of trade increased 7.3%, the first positive result in six years.

In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from the United States and China. A more pronounced economic slowdown in China over the next few years poses a risk to Peruvian growth as it may impact exports and foreign direct investment. Lower growth in Latin America can also impact the Peruvian economy and our business, especially with regard to Chile, Colombia, Bolivia and Panama, where we have operations, as well as Brazil and Mexico, which have a broad impact throughout the region because of their size. Moreover, regarding the Trans-Pacific Partnership (TPP), after long held negotiations between the Trade ministers of the 12 Asia-Pacific countries, a final agreement was signed on February 4, 2016. The free trade agreement would enter into force 60 days after the date in which all original signatories have notified the Depositary of the Agreement (responsible for receiving and disseminating documents) of their approval of the amendment in accordance with their respective applicable legal procedures. However, because the President of the United States has indicated that the United States would not ratify the agreement, the state of the TPP execution remains uncertain.

Furthermore, financial conditions in global markets also affect the economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary policy tightening in developed economies, particularly on the part of the Federal Reserve System in the United States, could affect economic activity in Peru to the degree that it strengthens the dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, since the Peruvian economy still has some level of dollarization (29.1% of loans and 39.9% of deposits as of December 2017), potential balance sheet effects should also be contemplated since a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but earn their income in local currency.

However, the BCRP has taken steps to foster de-dollarization and thus reduce this vulnerability by defining in January 2015 the so-called “De-dollarization Program” that implies additional foreign currency reserve requirements on financial institutions when:

•	balance of total loans in dollars (excluding loans for foreign trade operations) at December 2015 were above 90% of the balance recorded in September 2013; the target for December 2016 was updated to 80% of the balance of September 2013, this target continued to apply for December 2017; and

•	balance of car loans and mortgage loans in dollars at December 2015 were above 85% of the balance in February 2013; the target for December 2016 was updated to 70% of the balance recorded in February 2013; and thereafter the target would be lowered by 10 percentage points each year. Therefore, the target for December 2017 was 60% of the balance recorded in February 2013.

In the context of the aforementioned “De-dollarization Program”, Credicorp’s main subsidiary BCP Stand-alone has reduced significantly the level of foreign exchange risk on credit risk, which in turn reduces the impact mentioned in this risk factor. For further details, see “Item 4. Information on the company – 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP and Mibanco – 9.2.7 The Peruvian Central bank monetary and macro prudential policy”.

These targets were complemented by the addition of two new types of Currency Report Operations (known as Repo). The instruments complemented the de-dollarization process by:

•	providing liquidity in local currency to financial institutions for an amount up to 20% of such institution’s Total Liabilities Subject to Reserve Requirements (TOSE by its Spanish Initials) in foreign currency through a Repo - Expansion. However, under no circumstance, can the median reserve requirements decrease below 25%;

•	providing foreign currency to financial institutions at spot prices in order to finance the re-denomination of their foreign currency loans through a Repo – Substitution.

(12) A failure in, or breach of, our operational or security systems, fraud by employees or outsiders, other operational errors, and the failure of our system of internal controls to discover and rectify such matters could temporarily interrupt our businesses, increasing our costs and causing losses.

We have defined and implemented governance with specific roles for risk and control assessment, monitoring and awareness programs, security initiatives, business objectives, corporate alignment and regulatory compliance with banking, credit card, insurance and pension fund industry requirements in Peru, Bolivia, Chile, Colombia, Panama, the Cayman Islands and the United States.

Although we have a strong IT infrastructure and highly-skilled professionals managing our IT operations, our risk exposure could be significant. We are still vulnerable to failure of our operational systems and to cybersecurity threats.

Credicorp has not experienced any material losses related to cyber-attacks or operational instability. Credicorp is continuously working and investing resources in maintaining and updating control processes in order to prepare and adapt to new technologies and to strengthen our cyber and operational security. As a matter of policy, Credicorp maintains an investment protection program to ensure that the group has the technologies and processes it needs to keep its operations and assets safe. However, our use of the internet and telecommunications technologies to conduct financial transactions, as well as the increased sophistication and activities of organized criminals, hackers and other external parties, could potentially impact the confidentiality, integrity and availability of critical information.

A failure in, or breach of, our operational or cybersecurity systems could temporarily interrupt our business, increasing our costs and causing losses. Temporary interruptions or failures in hardware and software that support our business and customers’ transactions could result in regulatory fines, penalties, and reputational loss. Like other financial institutions and global companies, we constantly strive to provide more, and better, functionality to our customers; expanding our mobile and internet based products and services, and thus increasing our footprint and visibility. Also, like most significant financial companies, we are regularly the target of attempted cyber-attacks that use increasingly sophisticated techniques; we use sophisticated tools available to us and undertake to keep and maintain our operations sound and safe.

As are other financial institutions, we are susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). While we believe that we maintain a system of internal controls designed to monitor and control operational risk, we cannot assure you that our system of internal controls will be entirely effective. Losses from the failure of our system of internal controls to discover and rectify such matters could have a material adverse effect on our business, financial condition and results of operations.

Credicorp has developed recovery strategies (disaster recovery plans and operational continuity plans) and response plans (incident management and crisis management) that, in the face of risk situations that interrupt the main products and services, may mitigate the financial, legal and reputational impact. We are aware that new threats may be presented, but the company is constantly working to strengthen response mechanisms and recovery strategies to be more resilient to this kind of events.

(13) Our anti-money laundering and anti-terrorist financing measures might not prevent third parties from using us as a conduit for such activities and could damage our reputation or expose us to fines, sanctions or legal enforcement, which could have a material adverse effect on our business, financial condition and results of operation.

We comply with applicable anti-money laundering and anti-terrorist financing laws and regulations. Also, we have developed various policies and procedures, under a comprehensive approach based in international practices, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorist financing. Our anti- money laundering policies and procedures are based upon, and comply with the applicable law of our different operations. However, such measures, policies and procedures may not be completely effective in preventing third parties from using us as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be impacted, and/or we could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), which could have an adverse effect on our business, financial condition and results of operation. To mitigate the above-mentioned risk our Corporate Compliance Division has established several programs to strengthen the ethical behavior of Credicorp. For further details see “Item 4. Information on the Company — 4.B Business Overview — (2) Corporate compliance”

(14) Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition and results of operation.

Acquisitions and strategic partnerships, including those made in our investment banking and insurance businesses, may not perform as expected since our assessment could be based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition and results of operation.

(15) Reinsurance is an important tool in risk management of any primary insurance company and as such, it allows achieving a level of risk diversification that in turns helps to reduce losses. But, we face the possibility that the reinsurance companies will be unable to honor their contractual obligations.

Credicorp assumes reinsurance risk in the normal course of business for our insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business.

To mitigate the above-mentioned risk, Credicorp’s requirements in regard to reinsurer counterparty credit risk are higher than local regulatory requirements, as set by Grupo Pacifico’s risk management unit and approved by the Risk Management Committee.

(16) Risks not contemplated in our insurance policies may affect our results of operation.

We maintain insurance in amounts that we believe to be adequate to cover risks related to our operations including, among others, general banking liability insurance for our business, general professional liability for services we provide, general directors and officers liability for our directors and executives and general liability against fraudulent activity. However, it is possible that the terms and conditions of the insurance policies we have will not cover a specific event or incident or that our insurance will cover only part of the losses that we may incur.

If any uninsured events occur with respect to a significant portion of our operations, such lack of coverage could have a material adverse effect on our financial conditions and results of operations. Additionally, if we are unable to renew our insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected additional costs which could adversely affect our business.

ITEM 4. INFORMATION ON THE COMPANY

4. A	History and development of the company

Credicorp Ltd. is a limited liability company that was formed in Bermuda on October 20, 1995 to act as a holding company, to coordinate the policy and administration of our subsidiaries BCP, ASB, BCP Bolivia, Grupo Pacifico and Credicorp Capital. We currently hold, directly and indirectly, 97.7% of BCP, 100% of ASHC, 95.84% of BCP Bolivia and 98.5% of Grupo Pacifico. See “Item 4. Information on the Company — 4.C Organizational Structure”.

Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement a universal banking service mainly in Peru, Bolivia, Colombia and Chile and to develop our insurance and investment banking businesses. Though we primarily focus on the aforementioned countries, we also make limited investments in other countries in the same region. Our registered address is Clarendon House, 2 Church Street, Bermuda. The management and administrative office (i.e., principal place of business) of our subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and the phone number is +51-1-313-2000.

As of December 31, 2017, our total assets were S/ 170.5 billion and our net equity was S/ 21.8 billion. Our net income attributable to our equity holders in 2015, 2016 and 2017 was S/ 3,092.3 million, S/ 3,514.6 million and S/ 4,091.8 million, respectively. See “Item 3. Key Information — 3.A Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

During 2012, Credicorp, as part of our strategic plan, initiated the creation of a regional investment banking platform. On April 27, 2012, Credicorp acquired a 51% stake in Correval S.A. Comisionista de Bolsa, a brokerage entity established in Bogota, Colombia, for approximately US$72.3 million (approximately S/246.6 million). On July 31, 2012, Credicorp acquired 60.6% of IM Trust S.A. Corredores de Bolsa, an investment banking entity established in Santiago, Chile, for approximately US$131.5 million (approximately S/447.1 million), For our investment banking operations in Peru, we created Credicorp Capital Peru S.A.A. (formerly BCP Capital S.A.A.), a company incorporated in Peru that was established in April 2012 through the split of an equity block of BCP. Assets transferred included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP’s investment banking activities. The equity block split had no effect on Credicorp’s consolidated financial statements; no gains or losses arose from it.

On September 25, 2014, Credicorp announced that its subsidiary PPS had reached an initial agreement with Banmedica S.A. (“Banmedica”, a Santiago Stock Exchange listed company with a market capitalization of US$1,317 million as of September 25, 2014), to develop businesses in the healthcare industry in Peru and further providing medical services, health insurance and health plans. This transaction reflects Credicorp’s strategy to capitalize on PPS’s in-depth knowledge of the Peruvian market and Banmedica’s extensive know-how and successful experience in the health care industry. On December 30, 2014, PPS signed the final agreement with Banmedica to enter into the healthcare market in Peru. Based on this agreement, Credicorp lost control of its subsidiary Pacifico Entidad Prestadora de Salud (Pacifico EPS), which became an associate. This agreement came into effect on January 1, 2015.

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

At Grupo Credito’s shareholder meeting held on February 11, 2015, shareholders approved the terms of split of equity block of Grupo Credito in favor of Credicorp Capital Holding Peru S.A., a company incorporated on September 3, 2014 and a subsidiary of Credicorp Capital Ltd. (“Credicorp Capital”). The equity block was composed of the investment that Grupo Credito held in Credicorp Capital Holding Peru, whose net equity was approximately S/511.3 million as of May 31, 2015. As a result, Grupo Credito reduced its share capital by approximately S/491.7 million. Credicorp Capital Holding Peru also increased its share capital by about S/491.7 million and issued 491,686,830 new shares with a nominal value of S/1.00 each in favor of Credicorp Ltd (shareholder of Grupo Credito). In October 2015, Credicorp’s Board of Directors approved the transfer of the shares to Credicorp Capital, finishing the reorganization process to regroup, under Credicorp Capital, all the investments in subsidiaries related to capital markets.

On March 20, 2014, Credicorp, through its subsidiary Edyficar, acquired a 60.68% stake in Mibanco, Banco de la Microempresa S.A. (Mibanco), a local bank that specialized in the micro and small entities sector, for approximately S/504.8 million or US$179.5 million, in cash. On April 8, 2014, Grupo Credito S.A. and Edyficar, subsidiaries of Credicorp Ltd., acquired from the International Finance Corporation (IFC) an additional 6.5% stake in Mibanco (5% through Grupo Credito S.A. and 1.5% through Edyficar) for approximately S/54.1 million. In addition, Credicorp’s subsidiaries made a Public Tender Offer (Oferta Publica de Adquisicion or OPA by its Spanish initials) to non-controlling shareholders of Mibanco pursuant to the Capital Markets Law. Credicorp acquired an additional 18.56% of Mibanco’s capital stock for approximately S/153.6 million; and in September 2014, acquired an additional 1.19% for approximately S/10 million. As of December 31, 2014, Credicorp held 86.93% of Mibanco’s capital stock and paid an aggregate of approximately S/722.5 million. A merger transaction between Edyficar and Mibanco, which involved a spin-off of the majority of the assets and liabilities of Edyficar, was made effective on March 2, 2015. No gains or losses were recognized in the income statement. As of the merger day, Credicorp held 95.36% of the new Mibanco's capital stock.

On May 12, 2016, Banco de Credito del Peru (BCP) sold its shares of Banco de Credito de Bolivia (“BCP Bolivia”) to ICBSA, an indirect subsidiary of Credicorp Ltd., through a book auction over the Bolivian Stock Exchange. This transfer was part of the rearrangement of Credicorp’s organizational structure in Bolivia to efficiently manage its investments in that country and to comply with applicable Bolivian rules and regulations. The transaction was executed over the Bolivian Stock Exchange. A total of 43,237 shares were sold at a price of Bs.25,811 per share, which account for Bs.1,115,990,207 of revenue, equivalent to US$162,680,788.19. To finance the acquisition by ICBSA, Grupo Credito S.A. (shareholder of this company and subsidiary of Credicorp Ltd.) made a capital contribution in Bolivianos to ICBSA equivalent to US$163 million.

On September 30, 2016, Credicorp Capital, through its holding subsidiaries, concluded the acquisition of the non-controlling interest, which it did not own, in its operating subsidiaries Credicorp Capital Colombia S.A. (“Credicorp Capital Colombia”, formerly Correval) and Inversiones IMT S.A. (currently eliminated, and replaced as an operating subsidiary by Credicorp Capital Chile S.A. (“Credicorp Capital Chile”)). During this acquisition process and after the approval of its Board of Directors, Credicorp made several capital contributions totaling US$120,146,350 to Credicorp Capital, which, in addition to other available resources, allowed its subsidiary to proceed with the aforementioned acquisitions.

In January 2017, Credicorp’s Board of Directors approved the transfer of 9% of BCP’s total shares to Grupo Credito (Credicorp’s Peruvian wholly owned subsidiary) through a capital contribution, to facilitate Credicorp’s future investments in Peru without modifying the controlling structure of BCP. The total amount paid for all the shares was S/3,505,916,484.50. Under the new structure, Credicorp directly holds 3.7% of BCP’s total shares and, in conjunction with its subsidiary Grupo Credito, continues to control the same 97.7% of such shares without modifying the internal governance structure. This modified organizational structure did not affect the way Credicorp and BCP manage their day-to-day operations, and Credicorp’s dividend policy has not changed as a result of this transaction.

At the respective mandatory Annual Shareholders' Meetings of PPS and Pacifico Vida, each held on February 23, 2017, the merger between PPS and Pacifico Vida was approved, pursuant to which PPS will transfer all of its equity to Pacifico Vida (including the transfer of all assets, rights, obligations and other legal relationships deriving from or linked to such assets and liabilities), all in accordance with the absorption merger form contemplated in section 2 of article 344 of the General Companies Law. The merger came into effect on August 1, 2017, when the respective Public Deed of Merger was granted, which occurred after the Superintendent of Banking, Insurance and AFP issued the corresponding Merger authorization. As a result of the dissolution of PPS, the company's shares were excluded from the Public Securities Market Registry and delisted from the Lima Stock Exchange, without the obligation to make a Public Offering by exclusion. The merger permits Credicorp to realize synergies in its decision-making process and through the integration of all its insurance business lines. The closer proximity between companies also allows Grupo Pacifico to improve its value proposition to customers, who seek integral insurance solutions. No gains or losses were recognized in the income statement.

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

Our banking business, in terms of lending and investment, is organized into (i) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP’s Wholesale Banking Group (WBG); (ii) retail banking activities, including our SME-Business, SME-Pyme, mortgage, consumer financing, credit card and wealth management segments, which are carried out by BCP’s Retail Banking & Wealth Management Group (RB&WM); (iii) treasury activities, including money market trades, foreign exchange trading, derivatives and proprietary trading; (iv) micro-lending, which is conducted through Mibanco; (v) wholesale and retail banking activities in Bolivia; and (vi) private banking, asset management and proprietary investment activities, which we perform through ASB, a Cayman Islands licensed bank.

The majority of our banking business is carried out through BCP Stand-alone, which together with Mibanco, held 32.6% of the Peruvian market share in loans and 32.5% market share in deposits, as of December 31, 2017. A portion of our banking business is also carried out by ASB. We conduct banking activities in Bolivia through BCP Bolivia, a full service commercial bank, which as of December 2017 increased its market share in loans and deposits reaching 9.6% and 9.8% respectively. BCP Bolivia is fourth with respect to loan market share and fifth with respect to deposit market share in the Bolivian banking system.

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP, to all of BCP subsidiaries. Our Chief Operating Officer (COO) is in charge of setting the general credit policies for our different business areas. These policies are set within the guidelines established by the laws and regulations of the markets in which we operate (see “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation”) and the guidelines set forth by our Board of Directors.

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

BCP’s activities include wholesale banking, retail banking and wealth management and treasury. As of December 31, 2017, the consolidated operations of BCP ranked first among Peruvian banks in terms of total assets (S/ 139.5 billion), total loans (S/ 91.6 billion), deposits (S/ 85.5 billion) and net equity (S/ 15.6 billion).

As of and for the year ended December 31, 2017, BCP contributed with 81.9% of our total assets, 71.8% of our net income and 70.8% of our net equity attributable to Credicorp’s equity holders. BCP’s operations are supervised and regulated by the SBS and the Peruvian Central Bank.

The following table shows the client segmentation of BCP and Mibanco. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, our clients’ affiliation with other companies or groups, the degree of follow-up required, and their credit ratings.

Client Segmentation
Subsidiary	Business	Group	Income/Sales/Total debt
Banco de Credito del Peru	Wholesale Banking Group (WBG)(1)	Corporate	Annual sales higher than $100 million
(equivalent to S/324 million)
		Middle-Market	Annual sales from $10 million to $100 million
(equivalent to S/32 million to S/324 million)
	Retail Banking Wealth Management Group (RB&WM)	Private Banking	Over US$ 1 million in AuMs (Do not include CTS)
		Enalta	Individual monthly income at least S/20,000; or more than US$ 200,000 in AuMs (Do not include CTS).
		Affluent	Individual monthly income from S/5,000 to S/20,000
		Consumer	Focus on medium-low income individuals
		SME - Business	Annual sales from S/5.6 million to S/32 million; or
Total debt from S/1.2 million to S/10 million
		SME- Pyme	Annual sales up to S/5.6 million; or Total debt up to S/1.2 million

Mibanco (2)	SME & Microlending	SME – medium (3)	Annual sales up to S/20 million.
Total debt higher than S/0.3 million and not issued debt in the capital market.
		SME – small (4)	Total debt from S/0.02 million to S/0.3 million.
		Micro-Business (5)	Total debt up to S/0.02 million.
		Consumer (6)	Focus on debt unrelated to business.
		Mortgage (7)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)	Converted into Soles at the exchange rate of S/3.241 per U.S. Dollar, December 31, 2017 - SBS.
(2)	As of December 31, 2017, Mibanco registered 958,262 clients.
(3)	SME – Medium segment is focused on financing production, trade or service activities, granted to companies, which (1) total debt in the last 6 months was higher than S/300,000, (2) annual sales up to S/20 million in the last 2 consecutive years and (3) that have not participated in the capital markets. This segment represents 2% of total loans in Mibanco and registered 1,861 clients.
(4)	SME – Small segment is focused on financing production, trade or service activities, granted to companies, which total debt is between S/20,000 and S/300,000 in the last 6 months (without including mortgage loans). This segment represents 57% of total loans in Mibanco and registered 152,781 clients.
(5)	Micro-Business loans focus on financing production, trade or service activities, granted to companies, which total debt is up to S/20,000 in the last 6 months (without including mortgage loans). Micro-Business loans represent 29% of total loans in Mibanco and registered 595,914 clients.
(6)	Consumer loans focus on financing individuals to cover payments of goods and services or expenses no related to business. Consumer loans represent 7% of total loans in Mibanco and registered 205,142 clients.
(7)	Mortgage loans focus on financing individuals for the acquisition, construction, renovation, remodeling, expansion, improvement and subdivision of homeownership. Mortgage loans represent 5% of total loans in Mibanco, and registered 5,704 clients. Mibanco’s mortgage segment has an LTV up to 90% approximately.

(2)  BCP Stand-alone - business segments

(2.1) Wholesale Banking Group (WBG)

Our Wholesale Banking Group competes with local and foreign banks. BCP Stand-alone’s traditional long-term relationships with medium-sized and large corporate companies provide WBG with a competitive advantage.

WBG obtained lower loan growth, posting average daily balances of S/ 39,029 million in 2015 (a 21.8% year-over-year increase), S/ 41,793 million in 2016 (a 7.1% year-over-year increase) and S/ 40,964 million in 2017 (a -2.0% year-over-year decrease). It also maintained its leadership in the wholesale banking market with a 39.7% market share[3] in loans. It has also established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

WBG is divided into the following two divisions:

(i) Corporate and International Division (CID)

•	CID provides loans and other credit and financial services, focuses on serving large-sized companies that have an annual turnover of over US$100 million, corporate governance, audited financial statements and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an industry that is important to Peru’s economy.

•	International banking and leasing subdivision manages the relationship with financial institutions (locally and abroad), trade products, international operational services and financial leasing products.

•	Cash management and transactional services subdivision develops products and services to support clients’ daily activities of cash management, collections, payments, and investments, among others.

3 Source: Superintendence of Banking, Insurance and Pension Funds for all market share figures showed in this document for BCP Stand-alone and considering (i) total Peruvian Financial System, excluding Banco de la Nacion (Estate-owned bank); and (ii) using BCP’s client segmentation.

BCP Stand-alone continues to meet the needs of its corporate clients, assisting them with financial services, cash management solutions and short- and medium-term financing through the CID. As a result, BCP Stand-alone’s corporate banking loans grew from S/ 25,747 million in 2015 to S/ 28,162 million in 2016, but decreased to S/ 26,807 million in 2017.

The lower pace of the CID’s growth is due to (i) intense competition from foreign banks, which finance their operations at lower costs due primarily to the fact that our monetary authority has high reserve requirements for foreign currency for local banks and (ii) the problems derived from the “Lava Jato” case and from the effects of El Niño, which caused a lower economic growth. Nevertheless, BCP has a leading position in the Peruvian banking system with the 42.8% of the market share for loans.

The CID offers a broad range of products and tailors its product offerings to meet each client’s unique requirements. In general, this division is expected to offer high-value-added products, advisory and financial services, particularly cash management solutions, at competitive prices.

The CID’s financing is provided to fund capital expenditures and investments, sales, international trade and inventories. To finance capital expenditures, the CID offers medium and long-term financing, financial lease and project finance.

(ii) Middle-Market Banking Division (MMD)

•	MMD serves mid-sized companies. MMD’s clients have annual revenues that vary from US$10 million to US$100 million, and are serviced nationwide by 13 BCP regional managers.
•	Additionally, there is an Institutional Banking subdivision focused on serving profit and non-profit organizations, state-owned companies and other major institutions.

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

The MMD loan portfolio reached S/ 13,282 million in 2015, S/ 13,631 million in 2016 and S/ 14,157 million in 2017. As of December 31, 2017, BCP had a market share of 35.3% in this segment.

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

BCP’s import business volume amounted to S/ 38.8 billion in 2015, S/ 46.1 billion in 2016 and S/ 51.2 billion in 2017 and the export business reached a volume of S/ 45.8 billion in 2015, S/ 57.2 billion in 2016 and S/ 64.2 billion in 2017.

Cash management and transactional services unit

Our Cash Management and Transactional Services Unit is in charge of developing transactional services that handle the exchange of information and money transfers among corporations, midsized companies, institutions and micro-business companies. Services managed by this unit include collections (automated trade bill collection), automated payments (loans to personnel and suppliers’ accounts, reverse factoring and money transfers), electronic office banking, electronic lending solutions and cash management through checking accounts with special features.

(2.2) Retail Banking & Wealth Management Group (RB&WM)

At the end of 2017, RB&WM related loans represented 46% of BCP’s total loans, while deposits accounted for 63% of BCP’s total deposits.

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

The affluent segments are targeted by the Wealth Management Division and are divided between BCP’s private banking unit (“BCP Banca Privada”) and BCP´s super affluent unit (“Enalta”).

▪	BCP Banca Privada services include investment advisory, securities-based lending, financial planning, wealth planning, family office and day to day banking services including loans and cash accounts. Clients benefit of customized products, three exclusive branches and dedicated experts. BCP Banca Privada has approximately 2,749 clients.

▪	Enalta services include investment advisory, securities-based lending, financial planning and day to day banking services including loans and cash accounts. Enalta clients have access to twelve exclusive branches and benefit of personalized advice from investment, insurance and loan experts. Enalta has approximately 33,938 clients.

(ii)	Banca Exclusiva (BEX)

Customers in BCP’s “mass affluent” segment receive a differentiated value proposition that includes: dedicated customer services channels, such as specialized account managers, preferential service by tellers at branches and call center phone banking, and preferential interest rates on loans. Approximately 50% of the mass affluent clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling and share of wallet strategies. BCP has approximately 352,074 mass affluent customers.

(iii)	Consumer Banking

Our Consumer Banking Division is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 7 million medium to low income individuals. Consumer Banking focuses on customers who receive their payroll through BCP (which represent slightly more than 1.1 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that expand benefits to non-banking products (i.e., access to discounted products) and access to payroll advances.

(iv)	SME-Business and SME-Pyme

BCP’s SME-Business and SME-Pyme Banking Segments serve approximately 589,270 clients. Customers are divided into two groups with different business models, services levels, and product access. SME-Business serves approximately 14,332 clients directly managed by the bank and SME-Pyme serves approximately 574,938 small business clients.

(v)	Mortgage

As of December 31, 2017, BCP was the largest mortgage lender in Peru with a market share of 30.31%. This was largely the result of the consolidation of major process improvements in credit disbursement started in 2016, extensive marketing campaigns and a deeper integration with BCP’s real estate business.

BCP expects the mortgage lending business to continue growing because of:

•	increasing housing demand, especially in the middle income segment;

•	low levels of penetration in the financial market;

•	availability of funds from the Peruvian government allocated to MiVivienda housing program; and

•	current economic outlook for controlled inflation and economic growth in Peru.

As of December 31, 2017, mortgage loans accounted for 16% of Credicorp’s total loan portfolio, with an average LTV (loan-to-value) of 67%. All of our mortgage-financing programs are available to customers with a minimum monthly income of S/1,500. The maximum maturity of the mortgage loans BCP offered was 25 years.

One of the product lines responsible for present and future growth is MiVivienda. MiVivienda program provides government funded loans to purchasers of properties valued up to S/405,000. Under the program, BCP extended mortgages with a maximum amount up to 90% of the appraised value of a property (in local currency) and monthly mortgage payments that did not exceed 40% of the client’s stable net income. With this program, BCP is targeting middle income customers who buy their first home and offer the customers access to government assistance with their down payment. Mortgage loans to this sector represent approximately 16.3% of Credicorp’s total mortgage loans and 2.6% of Credicorp’s total loans.

Mortgage loans are associated with low losses because of their low LTV, and they have the added benefit of generating opportunities for cross selling other banking products, which has had a positive impact on Credicorp’s results.

(vi)	Credit card and installment loans

BCP´s outstanding balances grew S/ 130 million between 2015 and 2017, but decreased 1.2% between 2016 and 2017. As of December 31, 2017, BCP maintained market share at 21.5% and 2018 is expected to be a year of growth based on a higher demand for loans. In addition to interest income, BCP derives income from maintenance, retailer transaction merchant, finance and credit card penalty fees.

In the credit card business, BCP continued to apply segmented strategies. BCP offers value to low-end customers by giving them access to credit and value to its medium and high-end customers through loyalty programs such as the partnership with LATAM airline. The loyalty programs in the high-end customers have very good results, both in points that clients gained and in the points redemeed, increasing customer loyalty and credit card use.

To keep a healthy credit card portfolio, very strict policies of activation and use and enforced, eliminating credit cards that do not generate value to BCP and allowing for a more efficient use of capital and reducing IT costs. At the end of 2017 we had 683,245 of primary credit cardholders.

In regards to installment loans, outstanding balances grew S/ 204 million. Between 2015 and 2016 growth was 1.4%. In addition to interest income, BCP earns non-interest income. In order to increase penetration in the lower income segments, in 2017 BCP offered loans in lower amounts and short debt maturities, as part of a low and grow strategy which allows to serve these segments and permits to explore the segments in a profitable way. For a second year BCP has improved prospecting techniques, income forecasting and optimized scoring models allowing it to increase pre-approved and approved loans. 80% of sales of credit cards and installment loans are the result of pre-approved operations which facilitates proactive sale on cost effective distribution channels.

In 2017 we launched the digital channel for the distribution of installment loans. Through the digital channel we sold approximately 11% of the total installment loans originated in the year.

(2.3) Treasury

Treasury, Foreign Exchange, Derivatives and Proprietary Trading

BCP’s Treasury function is managed through three different units in order to have strong governance, the Assets and Liabilities Management (ALM) group, the trading unit (comprised of the Foreign Exchange, Derivatives and Proprietary Trading units) and the Foreign Exchange and Derivatives Distribution Unit.

The ALM group is responsible for managing BCP’s balance sheet and for taking reasonable interest rate and liquidity risks under the oversight of our Asset and Liabilities Committee (ALCO). ALM is also responsible for maintaining our liquidity asset portfolio and compliance with Liquidity Coverage Ratio (LCR) and Common Equity Tier 1 (CET1) ratio under Basel III standards. In addition, the ALM group is an active participant in money and debt capital markets, oversees reserve requirements, manage BCP’s liquidity and the bank’s balance sheet. The ALM group has been active in auctions held by the Peruvian Central Bank for certificates of deposit as well as in financing its funding needs through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments.

BCP’s Foreign Exchange (FX) Unit offers spot FX operations for its clients in Soles, G-10 and, Latin-America currencies and actively participates in FX transactions related to the different instruments designed by the Central Bank of Peru in the local currency market.

BCP’s Derivatives Unit offers FX forwards, FX options, interest rate swaps, cross currency swaps, as well as tailor-made derivatives for our customers in Peru and Latin-America. A strong team of highly trained market professionals, with years of experience in various markets, allows BCP to provide sounds and cost-effective financial solutions to its customer base. To minimize risks, BCP’s Derivatives Unit is closely monitored by BCP’s Treasury Risk Unit.

BCP’s proprietary trading consists of short-term investments in securities (corporate and governmental), which includes instruments from various countries. In the case of Peru, BCP is one of the main liquidity providers in the government bond local market where it is part of the Market Maker Program of the Ministry of Economy of Peru.

BCP’s FX and Derivatives Sales Unit helps both individuals and companies with their foreign exchange needs (spot and hedging) through all BCP’s channels (sales desk, branch network, agents and electronic channels). The broad portfolio of foreign exchange products provided to its ample client base has allowed the Unit to position itself as the most important in the FX business in the Peruvian market.

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

Our success in small business and personal lending areas depends largely on BCP’s ability to obtain reliable credit and client information about prospective borrowers. BCP counts with a vast transactional information that is heavily used in credit risk models. On the other hand, the SBS has an extensive credit bureau, which has expanded its credit exposure database service to cover businesses and individuals that have borrowed any amounts from Peruvian financial institutions. This database includes risk classifications for each borrower: “Normal,” “Potential Problem,” “Substandard,” “Doubtful” and “Loss.”

BCP has a strictly enforced policy that limits the lending authority of its loan officers. It also has procedures to ensure that these limits are adhered to before a loan is disbursed. Under BCP’s credit approval process, the lending authority for Wholesale Banking is centralized into a specialized credit risk analysis division; and there exists another specialized credit risk analysis division for Retail Banking. These divisions are operated by officers that have specific lending limits. In addition to the controls built into the loan approval workflow systems, the credit divisions and BCP’s internal auditors regularly examine credit approvals to ensure that loan officers and credit analysis officers are complying with lending policies.

In accordance with international standards, BCP has established the limit of the lending authority based on risk rating (probability of default) and particular guarantees of the borrower. Requests for credit facilities in excess of the limits set for Credit Officers are reviewed by the Chief Operating Officer, Credit Risk Committee, Executive Committee or, if the amount requested is sufficiently large, by the Board of Directors.

In addition, BCP has approved concentration limits by industry, based on its target market share and loan portfolio participation.

BCP believes that an important factor to maintain the quality of its loan portfolio is the selection and training of its loan and risk officers. BCP requires loan officers to have degrees in economics, accounting, business administration or related fields from competitive local or foreign universities. In addition, training at the very beginning is based on a three-month “Bank Specialization Program”. Trainees in this program are taught all aspects of banking and finance. After the training program finishes, trainees are hired as loans officers and receive specialized training in credit risk. Loan officers also receive training in specific matters throughout their careers at BCP and also through a comprehensive training program called “Triple A”. Laterally-hired officers generally are required to have prior experience as loan officers.

BCP operates in substantial part as a secured lender. As of December 31, 2017, approximately S/41.9 billion of our loan portfolio and off-balance-sheet exposure were secured by collateral, which represents 44.9% of the total loan portfolio based upon our unconsolidated figures (excluding BCP Panama and BCP Miami, branch offices located overseas), as compared to 48.6% in 2016 and 54.0% in 2015.

Liquid collateral is a small portion of BCP’s total collateral. In general, when BCP requires collateral for the extension of credit, it requires collateral valued at between 110% and 150% of the principal amount of the credit facility granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts.

Pursuant to a Peruvian regulation (Article 222° under Law No. 26702) that became effective in December 1998, the existence of collateral does not affect the loan classification process. For Peruvian accounting purposes, secured loans (or the portion of any loans covered by collateral) that are classified in Class “B”, “C,” or “D” risk categories or that are otherwise classified as substandard loans (see “Item 4. Information on the Company - 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”) have a lower loan loss provision requirement than similar unsecured loans. If a borrower is classified as substandard or below, then BCP’s entire credit exposure to that borrower is so classified.

BCP’s internal audit division conducts selected revisions and analyses on borrower’s financial statements, consistent with the local banking regulations of the jurisdictions in which it operates.

(2.5) Transformation

In October 2015 the InnovaCXion Center was launched with the mission of improving customer experience through digital innovations.

At the end of 2016, BCP decided to launch a Digital Transformation initiative that included, besides the InnovaCXion Center, the following units: IT Division, Customer Experience Area, Strategic Information Analysis and Governance Area, and Change Management.

During 2017, BCP chose to merge its Digital Transformation initiative and its Cultural Transformation initiative, Samay, both of which were developing on their own track. The objective was to manage a single Transformation initiative, so the bank could “Bring our customers’ dreams to live”.

In order to accelerate our Transformation initiative, new work streams were incorporated: Digital Risk, Digital Operations, Distribution Channels, and Governance.

(2.5.1)	Information technology (IT)

BCP considers its technology platform as one of its main competitive strengths and continues to invest in this area to maintain a competitive position in the banking sector. During 2012, IT changed its operating model, outsourcing the administration and operation of the IT infrastructure, application development and maintenance of some of the applications to three companies, who are leaders in their field: IBM, Tata Consulting Services and Everis. During the following years, IT has continued to expand the scope of its services. As a result, in 2017, IT maintained the delivery level for projects/requirements compared to 2016 (delivering 73% more than in 2011), met its time-to-market objectives (since 2011), and strengthened its contingency and business continuity plan. Today IT is focused on accompanying the business in its digital transformation, incorporating into its processes the use of agile methodologies to achieve the speed and early feedback the environment demands. Under this new approach, 30% of the most significant projects of BCP applying agile methodologies.

BCP’s investments in IT reached S/185.2 million in 2015, S/227 million in 2016 and S/260.5 in 2017. BCP’s expenses on IT totaled S/648.1 million in 2015, S/702 million in 2016 and S/705.2 in 2017. Although the bank has been making important investments related to its digital transformation, continuous control and optimization efforts have led us to obtain similar expenses levels than 2016. Finally, as a result of the new operating model, our ratio of IT expenses as a percent of revenues improved from 9.4% in 2011, to 8.13% in 2016 and 8.09% in 2017.

(2.5.2)	InnovaCXion Center and Customer Experience Area

The InnovaCXion Center is focused on changing the way we work through Agile and learning new human centered design methodologies to achieve a WOW! experience in our customer journeys, which refer to the set of touchpoints with the bank before, during, and after the experience of a product or service. A WOW experience means that we are focused on make our clients feel a high level of client satisfaction when using our products and services, and in general when they interact with us. During 2017, we developed further on the following i) digital performance bonds, which reduced the time for delivering the product to clients from 2 days to a few hours; ii) the loans project, which is a platform that evaluates customers’ credit needs online; iii) peer-to-peer payments App YAPE; and iv) the Remote Investment Advisory, a digital platform that enables clients to get investment advisory.

The Customer Experience Area focuses on improving customer journeys’ satisfaction through non-digital tools. Currently, 7 key customer journeys have been identified and 3 of them have already been addressed with positive results.

(2.5.3)	Strategic Analysis and Governance Area

This area comprises the following teams:

i.	Strategic Analysis

The main objective of our Strategic Analysis team is to optimize processes, products or services in the organization based on data analysis, and techniques such as statistics and data processing. In 2017, the team continued to develop use cases and advanced statistical models such as pricing optimization, fraud detection, demand projection, and installed capacity optimization for our call center.

ii.	Customer Relationship Management (CRM)

BCP continues to develop strategies to approach different retail customer groups through our customized outreach strategy known as Customer Relationship Management (CRM). This has enabled BCP to reach customers proactively and provide them with personalized offers and terms, in a timely manner while using cost effective channels and maximizing efficiency.

The CRM team is responsible for developing and distributing an adequate service through the different channels such as telemarketing, sales forces, Sales and Service Advisors, ATM, and Online Banking. During 2017, the team continued to increase the volume and complexity of the operations, starting the CRM Transformation project that will enable a customer 360 view and real-time campaigns.

iii.	Architecture and Data Governance

This team develops projects that enable us to process large volumes of information, of varied typologies, and at a great speed. In 2017, the team continued the project to transform the Data Architecture, having already implemented the new big data technologic platform.

iv.	Big Data Laboratory

In April 2017, Crecemas BCP was launched, the first big data product of BCP that provides analytical information to businesses about their customers, competitors, and economic sector.

v.	eBusiness and Digital Marketing

The team focuses on maximizing the sales through digital channels and optimizing digital marketing efforts. Big data and web analytics are used for granular analysis of all the activities that are implemented.

vi.	Center of Excellence

In 2017, our Center of Excellence built a data lake, a storage repository holding a vast amount of raw data . Currently, the Center of Excellence has been working on populating the data lake, an asset that in the future will enable us to develop better use cases.

1.1.2 BCP Bolivia

BCP Bolivia’s activities include wholesale banking and retail banking. As of December 31, 2017, the operations of BCP Bolivia in terms of total assets (S/9,118.3 million), total net loans (S/6,089.3 million), deposits (S/8,048.3 million) and net equity (S/636.7 million).

At the end of 2017, BCP Bolivia’s loans represented approximately 9.6% of total loans in the Bolivian financial system. BCP Bolivia’s deposits represented approximately 9.8% of total deposits in the Bolivian financial system.

The following table shows the client segmentation of BCP Bolivia. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, our clients’ affiliation with other companies or groups, the degree of follow-up required, and their credit ratings.

Client Segmentation
Subsidiary	Business	Group	Income/Sales/Total debt
	Wholesale Banking	Large companies (2) Medium companies (3)	Annual sales higher than approximately S/49 million Annual sales from approximately S/6 million to S/49 million
BCP Bolivia (1)	Retail Banking (4)	Small Business (5) Micro Business (5) Consumer (6) Mortgage Banking (7)

Annual sales from approximately S/0.1 million to S/6 million

Annual sales of at least approximately S/0.1 million

Payroll workers and self-employed workers

Payroll workers, independent professionals and business owners

(1)	Converted into Soles at the exchange rate of S/0.47245 per Boliviano, December 31, 2017 - SBS.
(2)	Loans to Large companies account for 32.0% of BCP Bolivia’s total loans. This segment accounts for approximately 690 customers.
(3)	Loans to Medium companies account for 11.0% of BCP Bolivia‘s total loans. This segment accounts for approximately 1,450 customers.
(4)	At the end of 2017, retail banking loans accounted for 57.0% of total loans of BCP Bolivia, while retail banking deposits accounted for 27.0% of BCP Bolivia's total deposits.
(5)	Small and Micro business banking accounts for 16.0% of total loans of BCP Bolivia, small business banking serves approximately 10,900 clients while Micro Business serves approximately 9,400 business clients.
(6)	Consumer banking accounts for 11.0% of total loans of BCP. Its customer base consists of approximately 45,400 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products.
(7)	This segment serves 9,100 customers, representing 30.0% of BCP Bolivia’s total loans. BCP Bolivia’s mortgage segment has an average LTV of 80% and represents less than 2% of Credicorp’s total loans.

1.1.3 Atlantic Security Bank (ASB)

ASB is a Cayman Islands licensed bank that engages in private banking, asset management and proprietary investment. It was incorporated in September 1984 in the Cayman Islands and principally serves Peruvian-based customers. ASB has an international licensee branch in Panama, through which it conducts all commercial business

As of December 31, 2017, ASB had total assets of S/6,651.7 million and shareholders’ equity of S/874.1 million. Furthermore, as of December 31, 2017, ASB had approximately 2,759 customers, 93% of whom were Peruvian. ASB deposits reached S/5,218.4 million in 2017.

At the end of November 2017, ASB concluded the acquisition of Correval Panama, S.A., a subsidiary of a group related party, Credicorp Capital Colombia S.A. Correval Panama serves as a brokerage company with operations in Panama and the international market. Its activities are regulated by the “Superintendencia de Mercado de Valores de Panama”. With this acquisition, ASB looks to improve and consolidate processes, services and operations in its Panamanian branch and also improve its services and products related to brokerage activities.

ASB trades on its own account primarily by making medium-term investments in investment grade fixed-income securities and sovereign debt. Non-investment grade fixed-income securities fall behind investment grade securities in terms of portfolio allocation, while equity and hedge-fund positions, though present, are less relevant. As of December 31, 2017, ASB’s investment portfolio was S/3,242.7 million.

Third-party asset management is an important activity for ASB. Total assets under management (AuM) reached S/17,608.2 million as of December 31, 2017, compared to S/14,921.3 million as of December 31, 2016 and S/12,359.8 million as of December 31, 2015. These assets comprise a range of unsolicited securities and ASB acts as an intermediary in the management and custody of such assets in fixed income and variable income securities.

ASB also maintains total loans, which amounted to S/2,638.7 million at year-end 2017, and approximately 93% of these loans were guaranteed by customers’ deposits and investments.

ASB’s overall investment strategy, the general profile of its investment portfolio and its specific investment decisions, are reviewed on a monthly basis by an investment committee. Its credit risk by counterparty, including direct and indirect risk, is evaluated on a consolidated basis and covers all activities that generate credit exposure such as interbank placements, commercial loans and securities investment. Market, liquidity and operational risks are monitored by ASB’s Risk Management Unit, which in turn reports to and is supervised by a Corporate Risk Committee, an Asset-Liability Committee and the Board of Directors.

1.2 Insurance

We conduct our insurance business exclusively through Grupo Pacifico that operates in Peru and Bolivia, which is the second largest Peruvian insurance company in terms of premiums. Grupo Pacifico provides a broad range of insurance products focusing on three business areas: property and casualty (P&C), life and pension through Pacifico Seguros, and health insurance through Pacifico EPS, which also conducts private hospital operations. Grupo Pacifico, like other major Peruvian insurance companies, sells its products both directly and through independent brokers, agents, banking channels and sponsors.

In 2015, Grupo Pacifico signed an agreement with Banmedica to participate as equal partners in the health insurance business. This association includes the private health insurance business managed by Pacifico Seguros, the corporate health insurance for employees sold by Pacifico EPS, and medical subsidiaries that provide medical services.

As a result, Grupo Pacifico transferred the majority control of Pacifico EPS to Banmedica. Therefore, Pacifico EPS and the medical subsidiaries no longer consolidate with Pacifico Seguros for accounting purposes, and are reported as an investment in associates. Nevertheless, at the end of January 2018, UnitedHealth Group Inc signed a definitive agreement to buy Chilean healthcare company Banmedica SA for US$2.8 billion. With the closing of the transaction, UnitedHealth Group now owns 96.8% of Empresas Banmedica.

On August 1, 2017, the merger between Pacifico Vida and Pacifico Seguros Generales went into effect after the approval of the Superintendence of Banking, Insurance and AFP (SBS) and the subscription of the respective Public Deed.

Therefore, Pacifico Vida has acquired all of the rights and obligations of Pacifico Seguros Generales. Additionally, the resulting company shall be named Pacifico Compañia de Seguros y Reaseguros, with abbreviated name "Pacifico Seguros". This merger allows Pacifico Seguros to strengthen its assets and improve solvency and regulatory indicators, providing greater support for its obligations.

1.3 Pension funds

Credicorp conducts all of its pension fund activities through its private pension fund administrator Prima AFP. Prima AFP manages pension funds through individual capitalization accounts, providing its affiliates with retirement, disability, survival and burial benefits. See “Item 4. Information on the Company - 4.B Business Overview - (5) Review of 2017 – 5.2.5 Prima AFP” and “Item 4. Information on the Company - 4.B Business Overview - (9) Supervision and regulation – 9.7 Prima AFP” for more information about this business.

1.4 Investment banking

The integration of Latin American markets is a strategic focus for Credicorp. The creation of MILA (by its Spanish initials), a Latin American integrated market shared among Chile, Colombia and Peru, has opened up opportunities to further integrate asset management, brokerage and corporate finance cross-border operations. This can offer benefits for companies that have a significant presence in these markets. Since the formation of MILA, Credicorp’s investment banking business units grouped under Credicorp Capital have been very active. Credicorp Capital carries out its operations in the region through Credicorp Capital Peru, Credicorp Capital Colombia and Credicorp Capital Chile, holding a considerable market share in the Peruvian, Colombian and Chilean markets, respectively. Our main business lines are asset management, sales & trading and corporate finance.

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

(2) Corporate compliance

Our Corporate Compliance programs cover all Group companies and have been developed under a comprehensive approach based on international best practices and the principles and ethical values of the corporation.

Compliance is responsible for managing the following corporate programs:

•	Anti-Money Laundering

•	International Control Lists

•	Fiscal Transparency

•	Regulatory Compliance

•	Ethics and Conduct

•	Anti-Corruption

•	Market Abuse Prevention

•	Protection of Personal Information

•	Occupational Safety and Health

•	Consumer Protection

The management model of the corporate program includes the appointment of Compliance Officers in each company of the Credicorp Group, each of whom reports to the Corporate Compliance Officer of Credicorp, who in turn reports to the Board of Directors and has full autonomy to carry out its duties independently.

The Corporate Compliance Division establishes policies, guidelines and controls that regulate compliance programs to provide reasonable assurance of compliance with local and international standards, mitigation of conduct risks and strengthening of the ethical behavior and values of Credicorp, all with the aim of protecting the reputation and business of Credicorp.

In 2017, the Corporate Compliance Division focused on developing an advanced management model integrating compliance processes into the business and the culture of the organization. This allows us to provide immediate business advice, generate value and provide alternative solutions, and to be innovative in how we apply the benefits of big data and analytics to improve efficiency and effectiveness in the identification of financial crimes and the reduction of non-financial risk.

Fiscal Transparency

Fiscal Transparency oversees the implementation of Foreign Account Tax Compliance Act (FATCA) & Common Reporting Standard (CRS), regulations for Exchanging Tax Information that apply to all Credicorp Financial Institutions. Understanding FATCA & CRS requirements and having a comprehensive FATCA & CRS compliance program is essential for financial institutions (FI) to limit non-compliance risk and meet the obligations set out by the relevant Intergovernmental Agreements (IGAs), the Internal Revenue Service (IRS) and the Organization for Economic Co-operation and Development (OECD). Beyond compliance, Fiscal Transparency initiatives represent a prime opportunity for FI´s to enforce a business culture that promotes the reduction of tax evasion globally.

FATCA implementation at Credicorp: Credicorp has FI´s located in countries under IGA Model I (Bahamas, Luxembourg, Colombia, Cayman Islands and Panama), IGA Model II (Bermuda and Chile), and General Regulation (Bolivia). Obligations of FIs in those locations include complying with Client Due Diligence, Client Annual Reporting and Financial Counterparties Exchange of Status Information.

In the case of Peru, it still holds the category of “Country with an agreement in substance” while the Peruvian government and the Department of Treasury of the US continue with the negotiations to subscribe an IGA. However, the jurisdiction is treated as having an In-Effect agreement and all Peruvian FIs must comply with FATCA obligations.

CRS implementation at Credicorp: Credicorp has FIs located in countries that started CRS implementation in 2016 and that issued their first multiple report in 2017 (Colombia, Cayman Island and Luxembourg). Panama and Chile initiated Client Due Diligence obligations in 2017 and are expected to begin Client Annual Reporting in 2018.

In the case of Peru, in 2017 the Ministry of Economy and Finance (MEF) announced his the intention to subscribe to a CRS agreement; however, to do so, Peru first must become a member of the Organization for Economic Cooperation and Development (OECD). Meanwhile, the Peruvian government is working to promote legislative changes to make possible to meet the OECD requirements to acquire the full member status.

(3) Internal Audit

According to our mission, during 2017 we focused on creating a permanent framework through which we evaluate the effectiveness and efficiency of Credicorp's risk management, control and governance processes, with the aim of improving and protecting the value of the corporation, providing assurance, advice and analysis based on risk. For this purpose, the audit unit formulates the Annual Audit Plan using the Risk Based Audit methodology, which is aligned with the Rules of the IIA Institute of Internal Audit Global and approved by the Peruvian Superintendency of Banks, Insurance and Pension Funds.

During 2017 the result of the internal evaluation, in compliance with Standard 1311 of the IIA for the sixth consecutive year, was "Generally Compliant" (highest possible rating according to the IIA) as a result of the Quality Assurance and Improvement Program. It should be noted that in September 2013, we obtained the International Quality Certification for the Internal Audit Activity with a "Generally Compliant" rating granted by the IIA in the External Quality Assessment, in accordance with Rule 1312 of the IIA. This shows that it complies with the International Standards for Professional Practice, the Fundamental Principles and the IIA Code of Ethics. Currently the Internal Audit Unit (UAI) is managing the new external evaluation (after 5 years) with the Global IIA, which demonstrates its commitment to continuous improvement and compliance with the standard.

In 2017 the Internal Corporate Auditor (CAE) participated as a member of the Financial Services Guidance Committee (FSGC) of the IIA, whose mission is to strategically direct the development of the International Framework for Professional Practice of Internal Auditing (IPPF for its acronyms in English) to support the advancement of professional auditing practice in the global financial services industry by identifying, prioritizing, launching and, ultimately, approving guidelines specifically geared to the special needs of internal auditors who provide services to the financial services industry. In December 2017, the Committee published the first specialized Guide on the Audit of Liquidity Risk.

In September 2017, the Manager of the Internal Audit Unit of the Pacific Group, Mr. Guillermo Zegarra, was appointed as Chaiman of ISACA Lima - Chapter, an association that brings together professionals in information technology (IT) in fields such as information security, IT management, IT risks, IT audit and cybersecurity.

During 2017, 14,572 hours of training were provided with an average of 72 hours / per auditor (above the 40 hours / per auditor recommended by the international practices) in topics related to fraud prevention, the new IFRS 9 on recognition and measurement of financial instruments, new cybersecurity frameworks such as the one of IIA, NIST or the FFIEC, internal quality assessment, data analytics, money laundering, validation of models and other topics of financial and operational audit.

(4) Strategy

Credicorp was established to create a financial group that benefits from synergies among the Group’s companies and our companies’ boards.

Credicorp endeavors to become a leader in each market where we operate. In December 2017, we announced to the market that to enhance the management of Credicorp’s subsidiaries, the Board of Directors unanimously resolved, at its meeting held on Wednesday, December 20 to organize Credicorp’s subsidiaries in four Lines of Business:

1. Includes Banco de Credito del Peru-BCP and Banco de Credito de Bolivia

2. Includes MiBanco and Encumbra

3. Includes Grupo Pacifico and Prima AFP

4. Includes Credicorp Capital, Wealth Management of BCP and Atlantic Security Bank.

This change was effective since April 1st, 2018.

We have an international presence, offering a diversified business portfolio:

Furthermore, our long-term strategy consists of four strategic pillars: efficient growth; adequate risk management; focus on client satisfaction; and profitability. We seek to achieve an optimal balance of market share, profitability and operating efficiency.

Long-term strategy

Focus on client satisfaction: We are highly dedicated to providing products and services that offer strong value propositions for the clients we serve through each of our businesses. Our main value proposition will be a digital banking initiative that would allow us to get to know and satisfy our customers through a prompt digital solution.

We will continue to educate, and inform our customers by helping them understand the different financial products and services they can access through our distribution channel network and sales force.

We have improved our communication with clients to keep them well informed of the products and services we launch and the product enhancements we implement. We continuously upgrade our platform in response to questions, complaints and requests from customers.

Adequate risk management: This strategic pillar of Credicorp’s strategy is based on the corporate principles approved by the Corporate Governance Committee: involvement of executive management; independence of the risk functions; corporate governance, including risk appetite, corporate risk policies, and risk-adjusted performance measures; and sufficiency and quality of resources dedicated to the risk management role.

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

Efficient Growth: Credicorp promotes consciousness in our management of expenses and investments based on: i) productivity management; ii) the establishment of new mechanisms for approving, managing and reporting budget execution; and iii) process improvement. Our efficient growth will be based on the Jaw concept; this means it will be focused on managing the gap between income growth and expenses growth, in an effort to achieve higher growth in income than in expenses.

Profitability: We will continue to manage our businesses with the objective of maximizing our shareholders’ sustainable return on equity.

(5) Review of 2017

The following table provides certain financial information about our principal business segments as of and for the year ended December 31, 2017 (see Note 29 to the Consolidated Financial Statements):

	As of and for the Year ended December 31, 2017
	Total Income		Operating Income(1)		Total Assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Banking	14,071	79.4	8,154	93.0	145,999	85.6
Insurance	2,474	14.0	619	7.1	10,988	6.4
Pension fund	392	2.2	1	-	798	0.5
Investment Banking	791	4.4	(12)	(0.1)	12,687	7.5
Credicorp	17,728	100.0	8,762	100.0	170,472	100.0

(1)	Operating income includes the net interest income from banking activities in the Banking operating segment; the amount of the net earned premiums, less insurance claims plus net interest income in the Insurance operating segment; the net interest income in the Pension Fund and in the Investment Banking operating segments.

5.1 Consolidated contributions

The following table sets forth the contribution to the consolidated net income attributable to our equity holders by each of our principal subsidiaries:

	2015		2016		2017
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
BCP (1)	2,420	78.3	2,708	77.0	2,937	71.8
BCB (2)	57	1.8	81	2.3	75	1.8
ASHC	133	4.3	143	4.1	175	4.3
Grupo Pacifico (3)	345	11.2	299	8.5	321	7.8
Prima AFP	162	5.2	155	4.4	140	3.4
Credicorp Capital (4)	-	-	79	2.2	69	1.7
Others (5)	(25)	(0.8)	50	1.5	375	9.2
Total	3,092	100.0	3,515	100.0	4,092	100.0

(1)	Includes Mibanco, which contributed S/380.6 million in 2017, S/320.4 million in 2016, S/212.4 million in 2015. Also includes BCP Emisiones Latam 1 S.A. and Solucion EAH (merged with Edyficar Peru S.A). For comparative purposes, BCB 2015 net profit is shown on the BCB line.
(2)	Until May 12, 2016, BCB was a subsidiary of BCP. For comparative purposes, the net profit of the BCB for the period 2015 was separated from the net profit of the BCP and presented in this line.
(3)	Includes Crediseguro S.A. Seguros Personales y Crediseguro S.A. Generales (incorporated in 2017).
(4)	Credicorp Capital Ltd, which mainly includes Credicorp Capital Holding Chile, Credicorp Capital Holding Colombia, Credicorp Capital Securities and Credicorp Capital Holding Peru (which includes Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros).
(5)	Includes Credicorp Ltd. which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and Grupo Pacifico); and others. In 2017 includes the profit of the sale of 50% of BCI shares to a third party, additionally includes the sale of the shares of ENEL (profit of the sale of 50% of BCI shares to a third party in 2016).

The following table shows our main subsidiaries’ percentage contribution to our total assets, total revenues, net income and net equity attributable to Credicorp´s equity holders for the year ended December 31, 2017:

	As of and for the Year ended December 31, 2017 (1)
	Total Assets	Total Revenue	Net Income / (Loss)	Equity attributable to Credicorp´s holders
BCP (2)	81.9%	73.9%	71.8%	70.8%
BCB	5.3%	3.5%	1.8%	2.9%
ASHC	4.1%	1.8%	4.3%	3.8%
Grupo Pacifico	6.7%	13.9%	7.8%	13.0%
Prima AFP	0.5%	2.2%	3.4%	2.8%
Credicorp Capital (3)	2.2%	3.4%	1.7%	3.6%
Others (4)	(0.7)%	1.3%	9.2%	3.1%
Total	100.0%	100.0%	100.0%	100.0%

(1)	Percentages determined based on the Consolidated Financial Statements.
(2)	Includes Mibanco, BCP Emisiones Latam 1 S.A. and Solucion EAH.
(3)	Credicorp Capital Ltd, which mainly includes Credicorp Capital Holding Chile, Credicorp Capital Holding Colombia, Credicorp Capital Securities and Credicorp Capital Holding Peru (which includes Credicorp Capital SAF, Credicorp Capital SAB, Credicorp Capital Sociedad Titulizadora and Credicorp Capital Servicios Financieros).
(4)	Includes Grupo Credito S.A., CCR Inc, Inversiones Credicorp Bolivia and others.

The following table shows the main subsidiaries’ percentage contribution of BCP Consolidated to its total assets, total revenues, net income and net equity attributable to BCP’S Consolidated for the year ended December 31, 2017:

	As of and for the Year ended December 31, 2017 (1)
	Total assets	Total revenue	Net Income/(Loss)	Net equity
BCP Stand-alone	93.0%	81.4%	86.7%	88.4%
Mibanco	6.9%	18.4%	13.1%	11.0%
Others (2)	0.1%	0.2%	0.2%	0.6%
Total	100.0%	100.0%	100.0%	100.0%

(1)	Percentages determined based on BCP’s consolidated financial statements of and for the year ended December 31, 2017.
(2)	Includes Solucion Empresa Administradora Hipotecaria S.A and BCP Emisiones Latam 1 S.A.

5.2 Financial performance

In 2017, we recorded net income after non-controlling interest of S/ 4,091.8 million (S/ 3,514,6 million in 2016 and S/ 3,092.3 million in 2015). This represented a 16.4% increase compared to 2016, which led to a ROAE of 19.8% (19.6% in 2016 and 20.5% in 2015) and ROAA of 2.5% (2.3% in 2016 and 2.1% in 2015).

The results of 2017 include some non-recurring income, which totaled approximately S/ 444.7 million. The recurring net income totaled S/ 3,647.1 million, which represented a 6.1% increase compared to 2016. As such, excluding the effect of non-recurring items, ROAE and ROAA at Credicorp in 2017 were 17.8% and 2.2%, respectively (vs 19.3% and 2.2% in 2016, respectively).

The main non-recurring income and expenses net of tax are:

▪	Non-financial income due to the sale of BCI shares for S/ 281.0 million; and

▪	Non-financial income due to the sale of ENEL shares for S/ 164.0 million.

The main factors behind Credicorp’s results were:

▪	Growth of 2.5% in net interest income in comparison to the level posted in 2016. The increase was primarily attributable to expansion in interest income on securities and interest income on loans, which contributed to the increase of 2.9% compared to the level posted in 2016, all of which offset the increase in interest expenses (4.2% above the level in 2016). The NIM for 2017 was 5.33%, 13 basis points below our NIM for 2016. This indicator was affected by strong growth year-over-year in average interest-earning assets.

▪	Although gross provisions reduced 0.3% in 2017, net provisions for loan losses increased 0.2% year-over-year due to a lower level of recoveries and reversals during the year in comparison to the level posted in 2016. However, due to strong loan growth in year-end balances, the cost of risk improved and reached a level of 1.78%, comparing favorably to the 1.88% posted in 2016. The credit quality ratios are explained below in section “5.2.1 Assets Structure - (i) Portfolio quality”.

▪	The 17.9% year-over-year increase in non-financial income was due to growth in net gain on sale of securities (131.9%) and fee income (4.7%). The former was attributable to extraordinary income from our sale in 2017 of shares of BCI and ENEL.

▪	Net earned premiums increased 1.4% as a result of higher net earned premiums in the Life Insurance Business and, to a lesser degree, in the Property and Casualty business.

▪	Operating expenses grew 3.4% due to the expansion of salaries and social benefits, and administrative, general and tax expenses, mainly as a result of higher expense on consultants and marketing campaigns due to the Transformation project.

See Item 5.Operating and financial review and prospects – 5.A. Operating results – (2) Historical Discussion and Analysis - 2.1 Results of Operations for the Three Years Ended December 31, 2015, 2016 and 2017.

(i) Main ratios

	2015	2016	2017	2016 - 2015	2017 - 2016
				basis points
ROAE (1)	20.5%	19.6%	19.8%	(90)	20
ROAA (2)	2.1%	2.3%	2.5%	20	20
Net interest margin (3)	5.45%	5.46%	5.33%	1	(13)
Funding cost (4)	2.0%	2.1%	2.1%	10	0
Cost of risk (5)	2.08%	1.88%	1.78%	(20)	(10)
Loan to deposit (6)	101.9%	110.3%	103.4%	840	(690)
Internal overdue ratio (7)	2.56%	2.77%	3.01%	21	24
Non-performing loan ratio (8)	3.41%	3.66%	3.92%	25	26
Coverage of Internal overdue loans (9)	166.2%	160.6%	149.0%	(560)	(1,160)
Coverage on NPL (10)	124.7%	121.4%	114.3%	(330)	(710)
Operating efficiency (11)	43.5%	43.3%	44.0%	(20)	70

(1) Net income attributable to Credicorp / Average* equity before non-controlling interest.

(2) Net income attributable to Credicorp / Average* assets.

(3) Net interest margin / Average* interest earning assets.

(4) Interest expense / Average* liabilities

(5) Provisions for loan losses, net of recoveries / Total loans.

(6) Total loans / Total deposits.

(7) Internal overdue loans / Total loans. For the definition of Internal overdue loans See ITEM 3. KEY INFORMATION, 3. A Selected financial data, Note (14).

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

5.2.1 Assets structure

Our total assets amounted to S/ 170.5 billion at year end 2017 (S/ 156.4 billion in 2016 and S/ 155.5 billion in 2015). The 9.0% increase in total assets in 2017 as compared to 2016 was a result of: (i) a 30.7% increase in investments available-for-sale (a decrease of 0.4% in 2016 and an increase of 19.2% in 2015) (ii) the growth of our loan portfolio, which grew by 6.0% in 2017 (4.9% in 2016 and 13.6% in 2015), and (iii) a 39.5% increase of cash (which includes cash collateral, reverse repurchase agreements and securities borrowings) mainly at BCP, primarily associated with an increase in cash and reserves held at BCRP (a decrease of 25.7% in 2016 and an increase of 3.2% in 2015). See Item 5.Operating and financial review and prospects – 5.A. Operating results –(3) –Financial Position.

As of December 31, 2017, Credicorp’s total loans increased 6% year-over-year (4.9% and 13.6% in 2016 and 2015, respectively), which represented an expansion of 7.5%, after excluding the impact of the U.S. Dollar depreciation on our loan book (currency-adjusted growth).

In terms of average daily balances, Credicorp’s loan book expanded 1.9% year-over-year, which represents a 3.3% currency-adjusted growth rate. This growth was, primarily due to:

▪	The 3.1% year-over-year increase of our Retail Banking’s loan book, which represented a currency-adjusted growth rate of 3.8% year-over-year; and

▪	BCP Bolivia and Mibanco’s expansion of their loan books by 15.5% and 8.6%, respectively; which represented currency-adjusted growth rates of 19.2% and 8.8%, respectively.

The growth was offset by the following segments:

▪	The 1.1% year-over-year decrease of our Wholesale Banking’s loan book, which represented a slight currency-adjusted growth rate of 0.6% year-over-year; and

▪	ASB’s decrease of 11.1%, which represented a currency-adjusted decrease of 8.3% year-over-year.

(i) Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 3.01% at the end of 2017, 24 basis points higher than the 2.77% ratio recorded at the end of 2016 (2.56% at the end of 2015). The increase reported in our internal overdue ratio over the last year reflects deterioration in segments such as SME-Pyme, Mortgage, and Wholesale Banking. It is important to keep in mind that traditional delinquency indicators like internal overdue loan ratio continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written off although they are fully provisioned given that it is necessary to first undergo a judicial process to execute foreclosure and liquidate the collateral, which takes on average five years. SME-Pyme and Mortgage were affected by this distortion since approximately 50% of the SME-PYME loans have real estate collateral and all mortages have real estate collateral.

An analysis of the internal overdue ratio by business segment shows that:

▪	Wholesale Banking closed the year with an internal overdue ratio that was higher than the ratio reported last year (0.47% in 2017, 0.29% in 2016 and 0.32% in 2015). However, the ratio continued to reflect the low levels that are typical of this business line. The internal overdue loan portfolio growth rate outpaced the growth rate of the total Wholesale portfolio in a macroeconomic scenario characterized by very low growth, low demand for credit and aggressive competition for good clients, like the clients in this segment.

▪	In the SME-Business segment, the internal overdue ratio increased 10 basis points as compared to 2016 level (4.59%, 4.49% and 5.21% in 2017, 2016 and 2015, respectively). This was due to low loan growth, measured in year-end balances. It is important to note that the risk of the segment remained within the organization’s risk appetite. This increase was due to the higher growth rate in internal overdue loans compared with the growth of the total SME-Business book. The clients in the SME-Business segment have a high level of real estate coverage, which is currently at approximately 70%.

▪	The SME-Pyme segment reported a slight increase in its internal overdue ratio (12.61%, 12.41% and 11.10% in 2017, 2016 and 2015, respectively); nonetheless, it is important to note that in March 2017, the ratio hit a peak of 13.14%, mainly due to the impact that the El Niño Phenomenon had on some clients. This point marked a turning point given that in the second half of the year delinquency decreased. It is worth mentioning that the level of real estate guarantees in this segment is approximately 50%, which means that loans that are more than 150 days overdue cannot be written-off.

▪	The Mortgage segment reported an increase in its internal overdue ratio (3.14%, 2.66% and 2.10% in 2017, 2016 and 2015, respectively), due to the distortion created by the existence of real estate collateral.

▪	The Consumer segment’s internal overdue ratio in 2017 was 2.93%, a decrease from 3.02% in 2016 (2.62% in 2015). This was due to the reduction in internal overdue loans (in value), which in turn was reinforced by loan growth in the segment. It is important to note that, at the end of 2017, 75% of the portfolio corresponded to vintages from 2016 or later that present a better risk profile than those associated with vintages from 2015 or before, which generated the delinquency problem. The new composition of the portfolio reflects a calibrated profile after policies for risk acceptance were changed, which means that lower level of provisions is required.

▪	The Credit Card segment’s internal overdue ratio in 2017 was 4.79%, which was an increase from 4.65% in 2016 and 4.17% in 2015. This increase is in line mainly with the delinquency problems faced by some clients in El Niño Phenomenon disaster areas, which was accentuated by the slowdown in loan growth during 2017.

▪	Mibanco’s internal overdue ratio was 4.68% at the end of 2017 (4.39% in 2016 and 4.76% in 2015). This level is slightly higher than Edyficar’s historic level (approximately 4%), in line with the expiration of the skip program offered to clients affected by El Niño.

▪	Delinquency ratios at BCP Bolivia have remained at very low levels this year (1.88% in 2017, 1.80% in 2016 and 1.57% in 2015). The increase in internal overdue loans came mainly from SME-Business segment.

The skip program implemented by BCP and Mibanco due to El Niño was defined in coordination with the SBS of Peru in order to proactively contact customers to offer the re-scheduling of their debt through measures such as: suspending payment of scheduled loan installments for up to six months, and/or extending the tenor of loans for up to an additional year. These efforts were intended to allow clients to focus on their immediate personal needs. The re-scheduling option did not imply a downgrade of the clients’ risk rating; as such their credit history was protected.

Provisions for loan losses (the P&L account) were almost flat (increased by 0.2%). The latter, coupled with portfolio growth resulted in the cost of risk to improve, reaching a 1.78% level in 2017 (1.88% level in 2016 and 2.08% in 2015). This result was even more noteworthy if we consider the provisions set aside in 2017 for the El Niño Phenomenon and the Lava Jato case. The latter reflects the improvements made over the last 3 years in commercial and risk management capabilities, that resulted in new loan vintages with better risk quality since 2016. The internal overdue loan ratio does not show the improvement given that some of these loans, despite being fully provisioned, cannot be charged-off due to the existence of real estate guarantees that require five years on average to liquidate.

At the end of 2017, the coverage ratio was 149.0%, which was a drop from the 160.6% recorded at the end of 2016 (166.2% at the end of 2015), given that growth in the internal overdue loan portfolio outpaced the increase in the allowance for loan losses.

5.2.2 Funding structure

At the end of 2017, Credicorp’s total liabilities were S/148.2 billion, which represents a 8.9% increase as compared to 2016’s figure (S/ 136.3 billion and S/138.8 billion at the end of 2016 and 2015, respectively). See Item 5.Operating and financial review and prospects – 5.A. Operating results – (3) –Financial Position. The increase in total funding was in line with a context marked by low loan growth, which registered a recovery by the end of 2017, and the strategy to maintain internal limits for asset and liability mismatch in terms of both duration and currency. Credicorp’s funding structure, throughout 2017, was characterized by an increase in Deposits’ share of total funding and, in a lesser extent, by an increase in Bonds and notes issued (1.8%).

Deposits continued to represent the main source of financing within total liabilities, with a share of 65.6% for fiscal year 2017 (63% in 2016 and 63.9% in 2015). Increase in deposits was mainly associated with a higher level in time deposits (33.8%) and saving deposits (7.3%).

The increase in time deposits and saving deposits reflected both the positive impact of the Temporary Regimen for Capital Repatriation (tax amnesty that was implemented to achieve capital repatriation of non-declared income) and the initiatives to capture deposits that were rolled out throughout the year. At the subsidiary level and by client type, growth in deposits in 2017 was associated primarily with deposits from individuals through BCP Stand-alone.

Bonds and notes issued maintained their share of BAP’s total funding mix, which was in line with the new debt issuances of BCP Stand-alone during year 2017.

However, the accounts payable related to repurchase agreements and security lending activities, which includes BCRP instruments, posted a drop of -11.3% and represented 9.1% of BAP’s total funding at the end of 2017 (11.1% at the end of 2016 and 10.5% at the end of 2015). The aforementioned was due primarily to the lower volume of repurchase agreements for expansion and substitution repos with BCRP mainly at BCP.

5.2.3 Distribution channels

Credicorp’s distribution network had 9,967 points of access for our clients at the end of 2017, which represented a 3% increase with regard to 2016’s level. This increase was due primarily to efforts to implement Agentes BCP in 2017, which reflected the banking penetration strategy and migration to cost-efficient channels. In the case of BCP Bolivia, the increase in points of contact was due to growth in Agentes BCP, which was in line with the goal to implement 200 agents by the end of 2017.

The table below shows the evolution of the points of contact (branches, ATM, Agentes BCP) of each of Credicorp’s subsidiaries:

	2015	2016	2017
BCP	8,489	8,880	9,087
Mibanco	323	316	324
BCP Bolivia	354	464	555
Grupo Pacifico	150	127	117
Prima AFP	17	18	18
Credicorp Capital	15	16	19
Credicorp	9,348	9,821	10,120

5.2.4 Grupo Pacifico

Grupo Pacifico is the second largest Peruvian insurance company, with a market share of 28.88% based on written premiums in 2017 (27.43% in 2016). This market share calculation includes gross written premiums from Pacifico Seguros and Pacifico EPS and represents our total market share in the insurance market and the healthcare sector. Additionally, the company registered the highest growth rate of the Peruvian insurance market, which generated an increase of 1.2 percentage points in market share.

Grupo Pacifico achieved net income of S/ 325.0 million in 2017, 7.17% higher than the S/ 303.3 million reported in 2016 (S/349.5 million in 2015). The aforementioned is a result of a higher net financial income due to (i) extraordinary income from the sale of investments in fixed income, equity and real estate, and (ii) an optimal investment management in terms of profitability and control. Additionally, the annual results include exceptional income from operational activities and a decrease in income tax rate.

These favorable effects offset the lower underwriting result that is explained by i) higher claims associated with El Niño damages, and ii) higher acquisition costs due to an increase of written premiums in the life insurance business.

Gross Written premiums

S/. in Thousands	2015	2016	2017
GROSS WRITTEN PREMIUMS (¹)	2,719,810	2,757,044	2,943,861
Medical Assistance (²)(³)	360,481	381,730	393,736
Individual Annuity Line	378,763	222,074	358,481
Automobile	336,667	360,869	347,749
Credit Life	300,363	354,841	415,728
Individual Life	300,117	325,031	332,781
Fire and Allied Lines	241,487	271,742	257,288
Group Life	193,952	209,093	217,577
Others	607,980	631,664	620,521

(1)	Without eliminations. Includes premiums assumed from other companies
(2)	Since 2015, corporate health insurance business and medical services (network of clinics, medical centers and laboratories) are excluded from Grupo Pacifico consolidated financial statements. Since 2015, Health insurance only includes Medical Assistance.
(3)	The joint venture agreement with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) must be reported as an investment in associates. Both businesses are managed by Banmedica and Grupo Pacifico receives 50% of net earnings. In that way, EPS does not consolidate

Pacifico Seguros reported written premiums of S/ 2,943.9 million in 2017, which represent a 6.7% increase compared to 2016. In that way, the company registered the highest growth rate of the Peruvian insurance market, reaching an increase in market share from 24.4% in 2016 to 25.9% in 2017.

The higher written premiums were mainly due to the increase in the life insurance business, in all its lines, especially in Individual Annuities, Credit Life, and Disability and Survivorship. It is important to mention that the increase in Individual Annuities was due to the higher sales of Vida Garantizada Flex and Renta Flex. These products are focused on collect AFP affiliates surplus as a result of reforms in the private pension system. The aforementioned is related with the release of Law N° 30425 which allows affiliates over the age of 65 years old to choose between receiving a pension or requesting AFPs to free up to 95.5% of their funds.

Nevertheless, written premiums on P&C business registered a decrease, especially in commercial P&C and personal lines due to (i) a market contraction associated with the lower country economic growth, (ii) downward pressure on market rates and (iii) the exchange rate appreciation which affects the accounting of dollar premiums in local currency. In term of market share, Grupo Pacifico maintain stable in the P&C segment with 24.7%.

Claims and Reserves

In 2017, Grupo Pacifico’s net loss ratio was 46.1%, which represented a decrease compared to the 48.5% net loss ratio recorded in 2016.

Net Loss Ratio(1)	2015	2016	2017
Property and Casualty	52.4%	51.4%	54.5%
Life business	39.8%	46.6%	40.7%
Health business	-	-
Grupo Pacifico(2)(3)	45.0%	48.5%	46.1%

(1)	Net claims / Net earned premiums: Net earned premium does not include the life insurance mathematical reserves estimated for long-term policies. This effect applies for 2015-2016-2017.
(2)	2015 figure does not include Pacifico EPS results due to the agreement with Banmedica
(3)	Figures do not include eliminations for Credicorp’s consolidation purposes

The decrease was caused by a reduction in the life insurance business, especially in Disability and Survivorship, due to the quota share contract (reinsurance contract which Pacifico cedes 50% of claims) that went into effect in January 2017. In contrast, the increase in P&C business is attributable to two lines of business: (i) Commercial P&C, due to the damages caused by El Niño and (ii) Personal Lines, due to the higher claims in Personal accident and homeowners insurance.

Underwriting, clients and reinsurance

Underwriting guidelines for substantially all P&C and health insurance risks are developed by profit centers in collaboration with the actuarial staff. Grupo Pacifico’s P&C unit has an engineering staff which inspects most medium and medium-to-large commercial property insured risks prior to underwriting, whereas third party surveyors are employed to inspect smaller risks and/or lower risk property. Pricing and underwriting guidelines, rates and approval thresholds for these risks are periodically reviewed by the profit centers with the actuarial staff, and informed to the risk committee. Conditions are monitored continuously to ensure they are within competitive market conditions and profitability targets.

Grupo Pacifico’s P&C business transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposures on large individual risks. Reinsurance is placed with reinsurance companies based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. The P&C business acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements and/or the interests of Peruvian clients in the Latin American region.

Historically, Grupo Pacifico’s P&C business has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In 2012 Grupo Pacifico’s P&C business negotiated proportional reinsurance support for this portfolio, which it maintains as of December 31, 2017. Grupo Pacifico’s P&C business has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Grupo Pacifico’s financial condition and/or its operations.

Heavy rains caused by El Niño in early 2017 generated losses in Grupo Pacifico’s P&C business of approximately US$119.2 million. Of these approximately US$119.2 million in losses, 95% was ceded to reinsurers and 5.0% were net retained losses, which were within the risk appetite and risk tolerance parameters set by Grupo Pacifico’s risk management unit and approved by the Risk Management Committee.

Pacifico Vida holds excess of loss reinsurance contracts for Individual Life, Personal Accident, Group Life and Credit Life products; and in the case of Work Compensation Risk Insurance and disability and survivorship, these hold a quota share contract. Catastrophic reinsurance contracts cover all the company’s lines (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the Individual Annuity line. Premiums ceded to reinsurers represented less than 6.9% of written premiums in 2017.

Investment portfolio

Grupo Pacifico’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. Investments are managed by product within the property and casualty lines, and the life and annuities lines, designed to contain sufficient assets to match the company’s liabilities and to comply with the specific technical requirements of each business line. Grupo Pacifico has adopted strict policies related to investment decisions that are reviewed and approved by Grupo Pacifico’s Board of Directors. Its investment strategy is reviewed by the Investment Committee and the Board of Directors on a monthly basis. Grupo Pacifico invests in local and international markets, emphasizing investments in Peru, the U.S. and Latin America.

As of December 31, 2017, the market value of Grupo Pacifico’s investment portfolio was S/ 8,949 million, which included mainly S/543 million in equity securities, S/1,074 million in investment properties, and S/7,332 million in fixed income instruments. The portfolio is well diversified and it follows an asset-liability management strategy focused on cash flow matching, duration matching and currency matching of assets (portfolio) and liabilities (reserves), and improving the capital structure of the company. Grupo Pacifico’s financial income increased 11.5% in 2017 (S/489.6 million in 2017, S/ 432.0 million in 2016, and S/337.6 million in 2015).

5.2.5 Prima AFP

In 2017, Prima AFP managed 1.7 million affiliate accounts of the Private Pension System (SPP), 0.2 million more than the number of affiliate accounts managed in the previous year, representing 25.5% of market share.

In 2017, Prima AFP’s Funds under Management (FuM) reached S/49.3 billion (S/43.2 billion in 2016 and S/39.3 billion in 2015), which represented a market share of 31.5%. The returns of our funds in the 12 months ended on December 31, 2017 were 4.4%, 9.6%, 12.2% and 12.1% for Funds 0, 1, 2 and 3, respectively.

Given that pension funds are long-term investments, it is best to review their returns over a long-term period. For the 11 years ended December 31, 2017 (since Prima AFP’s entry into the SPP), our funds’ nominal annual profitability were 6.8%, 7.9% and 7.2% for Funds 1, 2 and 3, respectively (not considering the Fund Type Zero). These returns place the company above the SPP in fund’s performance in Funds 1 and 2.

In 2017, Prima AFP recorded revenues of S/384.4 million (S/407.2 million in 2016 and S/402.2 million in 2015) and net income of S/140.1 million (S/155.8 million in 2016 and S/162.1 million in 2015). This decline of financial results is due to reductions in administration fees as explained below.

In December 2016, Prima AFP won the third public tender by offering the lowest mixed-commission scheme fees: 0.18% of monthly income and an annual fee of 1.25% over the client’s funds. This tender process requires that all workers who enter to the SPP for the first time become members of Prima AFP exclusively between June 2017 and May 2019.

In addition, due to the 2012 Pension System Reform, the monthly salary component of the mixed-commission fee scheme dropped from 1.19% to 0.87% in February 2017, and due to the third tender process decreased to 0.18% in June 2017. The fees apply to new and existing affiliates under the mixed-fee scheme.

On the other side, the administration fee of the remuneration based scheme remained in 1.6%, and hasn’t changed since 2012. This fee hasn’t been included in the tender processes held to date.

5.2.6 Credicorp Capital

Credicorp Capital registered Net Income in 2017 of S/. 77.3 million. In a difficult year for the investment banking business, we were able to maintain our leadership position in asset intermediation and financial advisory for the main companies in the region, as well as to grow in our asset management businesses, thereby exceeding the non-financial income obtained in 2016 (growth of 6.4% to S/. 569.2 million).

▪	In Corporate Finance, in a context of lower investments than expected, the pipeline of projects was lower than that observed in previous years. However, we continue with the strengthening of the teams and consolidating our presence in the region, especially in the face of a greater number of cross-border financial consultancies demanded by clients.

2017 stood out especially for an increased activity in the bond structuring business of Peruvian issuers for the international market, with outstanding examples such as Orazul Energy and Cerro del Aguila. We also had an important participation in the structuring of local bond issuances, allowing us to maintain a leading position in Peru and Chile. On the Equity Capital Markets (ECM) side, we also participated in important transactions, such as the IPO of Nexa Resources and the takeover bid launched by Glencore for Volcan shares.

▪	The Asset Management business had an excellent year in terms of growth in traditional proprietary funds, highlighting the entry of institutional clients in the three countries. Likewise, the commercial approach to more private banking clients, especially in Chile, generated a significant increase in assets managed during the year.

Also, we continued the expansion of the operations of Credicorp Capital's alternative funds at the regional level, with advances in the development of Infrastructure and Private Debt funds. Within our operations of the year, the sale of Mall Paseo Viña in Chile stood out, which generated a success fee of approximately S/14.6 million.

With respect to Assets under Management (AuM), we have reached approximately S/.58 billion, an increase of 21% compared to 2016. This amount includes assets managed in both proprietary and third-party funds.

	2015	2016	2017
	Soles in millions
AuM – Credicorp Capital Peru (1)	17,348	23,970	24,641
AuM – Credicorp Capital Colombia	5,423	7,530	10,717
AuM – Credicorp Capital Chile	7,505	16,911	23,112
Total AuM - Credicorp Capital	30,276	48,411	58,470

Total AuC - Credicorp Capital (2)	38,885	56,337	53,796

(1)	Includes AuM for which there is a service agreement between ASB and Credicorp Capital for the latter to perform functions as Portfolio Manager (ASB funds in millions of Soles are: S/.4,776, S/.4,553 and S/.4,380 in 2015, 2016 and 2017, respectively).
(2)	Assets under custody.

•	The Sales & Trading business also faced a difficult year due to political issues in the region and weather issues like El Niño. However, the Fixed Income and Equities teams maintained leadership positions in intermediation in their respective markets and the business was also supported by the good results obtained in operations of Equity Capital Markets (ECM) and Debt Capital Markets (DCM), especially in Peru.

Finally, in line with the business strategy of working jointly with ASB, the transfer to this vehicle of the International Fixed Income Portfolio was successfully carried out, generating capital and funding efficiencies for Credicorp.

Traded volume	2015	2016	2017
	Soles in millions
Equity securities – Credicorp Capital Peru [1]	3,412	6,974	15,760
Fixed income – Credicorp Capital Peru [1]	2,478	6,473	11,478
Equity securities - Credicorp Capital Colombia [2]	16,436	17,551	18,892
Fixed income - Credicorp Capital Colombia [2]	235,029	248,338	299,423
Equity securities – Credicorp Capital Chile [3]	18,066	22,181	24,175
Fixed income – Credicorp Capital Chile [3]	111,443	74,216	98,381

(1)	Peru: Lima Stock Exchange information. Fixed Income also includes information from Datatec platform. Does not include repo operations.
(2)	Colombia: Colombia Stock Exchange information. Fixed Income also includes Banco de la Republica’s information. Does not consider repo operations.
(3)	Chile: Santiago Stock Exchange information. It does not consider repo operations. Fixed Income includes financial intermediation operations. Equity includes operations with investment fund shares and foreign stock.

(6) Competition

6.1 Banking

6.1.1 Overview

In recent years, several foreign companies have showed interest in entering the Peruvian market while financial companies already in Peru have taken steps to expand operations and develop new businesses.

Throughout 2017, the most relevant events in terms of new entrants or financial institutions that have been granted new licensees are:

•	In April 2016, the SBS authorized JP Morgan to operate as an investment bank in Peru, commencing operations in March 2017. Over the last 20 years, JP Morgan has had a representative office in Peru and has given counseling to local businesses about the issue of shares in the United States. Now, as an investment bank, it can expand its business in Peru by getting involved in sales and trading of BCRP and Government instruments, as well as foreign exchange trading.

•	In June 2017, the SBS authorized the merger by absorption between Los Andes (a rural savings bank from the Peruvian financial system) and Edpyme Solidaridad, merging the latter into the former. This reduces the number of entities in the Peruvian financial system. Additionally, in November 2017, Los Andes bought part of the portfolio from its peer, “La Santa”, increasing its market share even more.

•	In August 2017, the SBS authorized the voluntary dissolution and subsequent initiation of the liquidation process of Leasing Peru. In October 2017, Leasing Peru, at the time a member of the Bancolombia Group, approved the distribution of its capital stock and final Income Statement after all of their fixed assets, making the operations closure official.

While new entries into the Peruvian banking system over the last three years have not been as pronounced as in previous years, there is evidence that additional foreign-owned banks are taking steps to begin operations in the Peruvian market. For example, Itau Unibanco, Bladex, Morgan Stanley, Bank of Tokyo Mitsubishi and Sumitomo Mitsui Banking opened representative offices in Peru.

6.1.2 Peruvian financial system

On December 31, 2017, the Peruvian financial system consisted of the following principal participants: the Peruvian Central Bank, the SBS, 55 financial institutions and four state-owned banks (not including the Peruvian Central Bank): Banco de la Nacion, COFIDE, Agrobanco and Fondo MiVivienda.

	2017
	Number of entities	Assets	Deposits (Soles in 000)	Loans
Multiple banking	16	371,302,881	229,357,835	245,551,558
Financial firms	11	13,327,728	6,640,184	11,259,514
Municipal savings banks	12	24,127,028	18,872,736	19,693,092
Rural savings banks	6	1,786,580	1,095,349	1,453,036
Edpymes	9	2,284,702	-	1,993,326
Leasing companies	1	247,266	-	190,607
Total	55	413,076,185	255,966,104	280,141,133

(i)	Multiple banking

Major Peruvian Banks	As % of Peruvian Financial System			As % of Multiple Banking
as of December 31, 2017	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	31.4%	29.9%	29.5%	34.9%	33.4%	33.6%
BBVA Banco Continental	18.5%	19.0%	18.5%	20.6%	21.2%	21.1%
Scotiabank Peru	14.0%	13.0%	14.7%	15.6%	14.6%	16.8%
Interbank	11.0%	11.8%	10.0%	12.3%	13.1%	11.4%
Banco Interamericano de Finanzas	3.2%	3.5%	3.3%	3.5%	3.9%	3.8%
Mibanco	2.9%	2.9%	3.3%	3.3%	3.2%	3.8%

As of December 31, 2017, BCP Stand-alone ranked first among all Peruvian banks in terms of assets, deposits and loans.

In 2017, the Peruvian banking system reported a balance of loans of S/164,708 million in local currency and US$24,944 million in foreign currency. These figures represented an annual expansion of loan balances of 2.7% and 11.7%, respectively (5.5% and 2.2%, respectively, from December 31, 2015 to December 31, 2016). As a result, the dollarization of loans reached 32.9% at the end of 2017 (compared to 31.8% in 2016 and 32.9% in 2015). As of December 31, 2017, the total amount of multiple banking deposits was S/229,358 million, which represented a dollarization rate of 42.9% (compared to 47.6% in 2016 and 52.9% in 2015).

As part of its plan to decrease the dollarization of loans, BRCP established a de-dollarization program that is explained in the “Item 4. Information on the company – 4.B Business overview – (9) Supervision and Regulation – 9.2 BCP and Mibanco - 9.2.7 The Peruvian Central bank monetary and macro prudential policy.”

Peru’s capital ratio (regulatory capital/risk-weighted assets) reached 15.18% as of December 31, 2017, which was above the 10% legal minimum that became effective in July 2011. This represented an increase of 17 basis points from the capital ratio reported at the end of December 2016 (15.01%). In 2016, the ratio increased 84 basis points from the ratio of 14.17% as of December 31, 2015.

Peru’s loan portfolio quality indicators deteriorated in 2017. As of December 31, 2017, internal overdue ratio reached 3.04%, 24 basis points more than the ratio reported as of December 31, 2016 (2.8%). At the end of 2016, the ratio had increased 7 basis points compared to December 31, 2015 (2.54%). Also, the internal overdue, refinanced and re-structured loans over total loans ratio was 4.39% as of December 31, 2017, 37 basis points higher than the figure reported at year-end 2016, 4.02% (3.6% in 2015). Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 152.6% as of December 31, 2017 (compared to 160.6% as of December 31, 2016 and 166.6% as of December 31, 2015).

Finally, the liquidity of the banking system remained at high and comfortable levels. The local currency liquidity ratio and foreign currency liquidity ratio closed 2017 at 34.3% and 44.9%, respectively (27.4% and 43.9% in 2016; and 26.5% and 46.6% in 2015, respectively). These ratio levels were well above the minimums required by SBS regulations (8% in local currency and 20% in foreign currency).

(ii) Other financial institutions

BCP faced strong competition from credit providers, primarily with respect to consumer loans and SME-Pyme loans. SME-Pyme loan providers lent S/14.9 billion in 2017, compared to the S/12.9 billion in 2016 and S/11.4 billion in 2015. In 2017, overall SME-Pyme loans to customers of other financial institutions represented 21.3% of the total in the financial system (compared to 19% in 2016 and 17.3% in 2015).

Consumer loan providers lent S/10.5 billion in 2017, compared to the S/8.9 billion and S/7.6 billion in 2016 and 2015, respectively. In 2017, overall loans to consumers of other financial institutions represented 19.3% of total loans in the financial system (compared to 17.5% in 2016 and 16.3% in 2015).

6.2 Investment banking

Credicorp Capital is organized around its three main business units: Asset Management, Sales & Trading and Corporate Finance. In addition, the company has organized a regional business support team, has structured an integrated regional sales force and has a centrally managed Treasury Department.

In the Asset Management business, Credicorp Capital continued to strengthen its proprietary funds with an increasing participation by institutional and retail clients (supported by the development of Wealth Management teams in Colombia and Chile and an already strong team in Peru). As an example of its position, Credicorp Capital maintains its leadership in Mutual Funds Peru with a market share of 40.8% of total market AuMs. Also, the company keeps developing alternative funds in Real Estate, Infrastructure and Private Debt at a regional level, and offers third-party funds from global asset managers to its clients.

In the Sales & Trading business, the brokerage house in Peru reaffirmed its leadership, reaching market shares of 38% and 16%, in equities (1st place) and fixed income (2nd place), respectively (Source: Lima Stock Exchange). In the same way, the brokerage company in Colombia reached the first place among brokers in equities and fixed income with 26% and 23% (Source: Colombia Stock Exchange), respectively. Finally, in Chile, Credicorp Capital reached the 4th place in equities with 9% and a 2nd place in fixed income with a 12% share in proprietary volumes (Source: Santiago Stock Exchange).

In the Corporate Finance business, we maintained a strong position and our teams are recognized in Peru and Chile. Some of the main highlights are the business of Capital Markets and Lending in Peru and M&A and Capital Markets in Chile. Colombia’s team is less known, but there is a growing opportunity to build its reputation as financial advisors for infrastructure projects.

Finally, Credicorp Capital also offers Trust Services to its clients in Peru and Colombia. In Peru, we have a very strong leadership position in fiduciary and custody services to retail and institutional clients, but growth is limited by market size. On the other hand, we still have a very low market share in fiduciary services in Colombia, but it has become a high-growing business.

6.3 Insurance

The Peruvian insurance market is highly concentrated. As of December 31, 2017, four companies accounted for 84.6% of the market share by premiums, and the leading two had a combined market share of 61.7%. Together, Pacifico Seguros and Pacifico EPS constituted the second largest insurance company in Peru, with a 28.7% market share. Peruvian insurance companies compete principally on the basis of price, as well as on the basis of brand recognition, customer service and product features. Grupo Pacifico’s insurance businesses believe that their competitive pricing, strong and positive image, and quality of customer service are significant aspects of their overall competitiveness. While increased foreign entry into the Peruvian insurance market may put additional pressure on premium rates, particularly for commercial coverage, Grupo Pacifico believes that foreign competition will in the long-term increase the quality and strength of the industry. Grupo Pacifico believes that its size and its extensive experience in the Peruvian insurance market provide it with a competitive advantage over foreign competitors.

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

(7) Peruvian government and economy

While we are incorporated in Bermuda, most of BCP and Grupo Pacifico’s operations and customers are located in Peru. On the other hand, although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Therefore, the results of our operations and our financial health could be affected by changes in economic or other policies of the Peruvian government. We are also exposed to other types of changes in Peruvian economic conditions, such as the depreciation of the Sol relative to the U.S. Dollar or social unrest related to extractive industries such as mining. The level of economic activity in Peru is also very important for our financial results and the normal conduct of our business.

7.1 Peruvian government

During the past several decades, Peru has had a history of political instability that has included several military coups and multiple government changes. On many occasions, changes in Peru’s government have altered the nation’s economy, financial system, and agricultural sector, among other components of its infrastructure. In 1987, President Alan Garcia attempted to nationalize the banking system, including BCP. At that time, the majority shareholders of BCP sold a controlling interest in BCP to its employees, which prevented the government from assuming control of BCP.

Beginning in 1990, President Alberto Fujimori implemented a series of market-oriented reforms; since that time, these reforms have largely remained in place. After President Fujimori resigned in November 2000 following a series of corruption cases, a transitional government was arranged and elections were called in April 2001. Alejandro Toledo won the elections and took office that year, maintaining most of the economic policies of the prior decade. In 2006, former president Alan Garcia was elected again and, unlike his first term in the 1980s, maintained the same market-oriented economic policies of prior governments.

In 2011, Ollanta Humala was elected president. While his initial proposals as a candidate were designed to change radically the existing market-oriented policies and move toward a more state-run economy, his first cabinet changed their approach upon taking office, especially after President Humala chose Luis Castilla, who had worked in the previous administration as Deputy Finance Minister, to serve as Minister of Finance. President Humala also decided to ratify the appointment of the Central Bank’s president, Julio Velarde, which was perceived as an attempt to gain confidence from business leaders and financial markets. Both appointments contributed to a recovery in Peru’s investment climate, which had deteriorated during the presidential campaign. Economic growth in 2011 and 2012 reached 6.5% and 6.0%, respectively, and both rates were seen as being in line with the country’s potential output. In 2013, however, the economy’s growth rate decelerated to 5.8% amid concerns about metal prices (especially gold, which fell 28.3% that year), monetary policy in the United States and Chinese growth, which also affected the performance of other emerging markets. In 2014, supply-side shocks in the mining and fishing industries led to a 2.3% contraction in the primary sector, its worst performance since 1992. This added to the pressures of a difficult international environment and as a result the economy grew 2.4%. In 2015, GDP grew 3.3%, as economic activity was boosted by primary sector growth (6.9%). The partial reversal of the supply-side shocks experienced during 2014 and the increase of production capacity in the copper industry due to the result of operations of the mines in Toromocho and Constancia, and the ramp-up of Cerro Verde’s expansion, contributed to the GDP growth in 2015.

In 2016, new presidential elections were held, with a first round on April 10, 2016. A second round between candidates Ms. Keiko Fujimori and Mr. Pedro Pablo Kuczynski was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on June 5, 2016, and Pedro Pablo Kuczynski was elected president for the 2016-2021 period with 50.12% of the vote. President Kuczynski, a former Wall Street veteran and World Bank official, was expected to maintain the current economic model. This model includes: (i) maintaining the Constitution and respect for the already signed trade agreements, (ii) bolstering private investment, and (iii) decreasing the extent of the informal economy. Moreover, one of President Kuczynski’s main objectives was for Peru to enter the OECD by 2021. However, President Kuczynski faced a minority in Congress (17 of 130 seats) and political negotiation is a key factor to carry out his political agenda. To compound the difficulties that President Kuczynski faced, in October 2016 Congress granted, for a period of 90 days, legislative powers to the Executive Branch relating to (i) economic recovery and formalization, (ii) administrative simplification, (iii) water and sanitation, (iv) combatting corruption, and (v) citizen security. The Executive Branch enacted a total of 112 legislative decrees under this authority. Moreover, amid the Lava-jato case investigations that started in early 2017, two Presidential Vacancy motions were proposed by Congress. Amid high political turmoil, Pedro Pablo Kuczynski resigned as President and his first vice-president, Martin Vizcarra, took office in March 2018

See “Item 3. Key Information — 3.D Risk Factors — (1) Our geographic location exposes us to risk related to Peruvian political, social and economic conditions.”

7.2 Peruvian economy

The adoption of market-oriented macroeconomic policies since the early 1990s and a positive outlook for Peru’s economy among international investors has allowed Peru to grow at an average rate of 4.9% since 2000. Peru’s economy even experienced a positive, albeit small, growth rate during the global financial crisis in 2009 (1.0%). In subsequent years, and as international financial conditions improved, growth resumed in most economies, and Peru continued to outperform the global economy, growing 6.0% in 2012 and 5.8% in 2013. In 2014, the economy decelerated and grew 2.4% because of lower international prices for metals, supply-side shocks in the mining, fishing and coffee industries and a contraction of public investment at the subnational level. In 2015, the economy grew 3.3%, at a faster pace compared to 2014 due to the growth in the primary sector (6.9%). In 2016, the economy grew 3.9%, above growth rates for 2015 and 2014, mainly due to the expansion of the mining sector (21.2%) as operations from Las Bambas and Cerro Verde’s expansion reached peak capacity and copper production grew 40.1%. In 2017, GDP grew 2.5% due to the adverse effects of El Niño, the Lava-Jato case and the context of high political noise.

Peruvian economic policy is based on three pillars: trade policy, fiscal policy and monetary policy.

Peru’s has maintained an open trade policy for more than two decades. In 2007, Peru signed a Free Trade Agreement (FTA) with the United States, which went into effect in 2009, and made permanent the special access to the U.S. market previously enjoyed under the Andean Trade Promotion and Drug Eradication Act (ATPDEA). Exports from Peru to the United States were US$6.9 billion in 2017 (15.3% of Peru’s total exports). With the available information, the FTA with United States has not been affected after the U.S. Presidential Election. In terms of bilateral trade, Peru remains as a net importer from the U.S. At the end of 2017, the amount of net imports reached US$824 million and did not represent major competition for the U.S. industrial sector. Another trade agreement was signed with China in 2009 and went into effect in 2011. Exports from Peru to China reached US$11.6 billion in 2017 (25.8% of total exports). In addition, Peru has also signed trade agreements with the European Union, Japan, South Korea, Singapore and Thailand, among others. Within Latin America, Peru has trade agreements with Chile, Colombia and Mexico and is a founding member, along with these countries, of the Alliance of the Pacific. Furthermore, the country is part of the Trans-Pacific Partnership (TPP), a trade agreement involving twelve Pacific Rim countries. However, because the President of the United States has indicated that United States would not ratify the agreement, the state of the TPP remains uncertain.

In 2017, exports increased 21.3% compared to 2016, to US$44.9 billion. Imports amounted to US$38.7 billion, and grew 10.0% compared to 2016. As a result, the 2017 trade surplus was US$6.3 billion, the highest it has been since 2012. As a result, the current account deficit represented 1.3% of GDP, the lowest in 9 years.

Peruvian policymakers have also maintained an orthodox approach with regards to fiscal policy and government spending. The debt-to-GDP ratio has fallen from 51.1% in 1999 to 24.8% in 2017 as the government cut its spending and privatized some state-run enterprises. The fiscal position has also benefited from the accumulation of surpluses over the major part of the last decade. In 1999, Congress approved the Law of Fiscal Responsibility and Transparency, which includes the following rules: (i) the fiscal deficit cannot exceed 1% of GDP; (ii) spending corresponding to government consumption cannot grow above 4% in real terms; and (iii) in years in which general elections take place, government spending in the first seven months of the year shall not exceed 60% of the budget for such year. In 2013, these measures were further refined, following the best international practices, with the approval of the Law Strengthening Fiscal Responsibility and Transparency, which introduced a structural-guidance approach based on the evolution of structural commodity prices and potential GDP and established that the structural fiscal deficit cannot exceed 1% of GDP. While the 1999 framework helped the country to reduce its debt, the changes introduced in 2013 allow for the implementation of counter-cyclical policy (when a negative output gap of more than 2% of potential GDP exists, the spending limit can be adjusted by, at most, 0.5% of GDP, and corrective measures should be employed once the output gap falls below 2%) and delineates the responsibilities of national, regional and local governments (the latter two can only borrow for investment projects and debt cannot exceed the four-year moving average of annual revenues). In March 2016, Congress approved the bill that establishes the gradual convergence of the structural deficit for 2017 (1.5%, previously 2.5%) and 2018 (1.0%, previously 2.0%). These rules, together with low debt levels and fiscal savings of about 15% of GDP have allowed Peru to not only retain its investment grade status but also to improve its credit rating, standing at BBB+ for S&P as well as Fitch Ratings and A3 for Moody’s.

The new government introduced changes to the fiscal rules amid the legislative powers granted by Congress to the Executive Branch. The following changes are among the most notable: (i) the migration from a structural framework to a conventional deficit rule, with an expected trajectory of 2.5% of GDP in 2017, 2.3% in 2018, 2.0% in 2019, 1.5% in 2020 and 1.0% in 2021; (ii) the legal limit to public debt of the non-financial public sector is kept at 30% of GDP, but, exceptionally, a deviation of up to 4 bps in cases of financial volatility (and if other fiscal rules are fulfilled) is allowed; (iii) a limit is established for the real growth of non-financial public spending from the General Government. The limit is the upper bound of a 20-year average GDP growth +/- 1bps (the 20-year average includes: the 15 previous years, the estimate for the current year, and forecast for the 4 years ahead); (iv) a limit to the real growth of current spending from the General Government, excluding maintenance expenditure, which is the lower bound of the range referred to in item (iii); and (v) simplification of fiscal rules of subnational governments. After El Niño in 2017, the conventional deficit rule referred to in item (i), was modified in order to comply with the Reconstruction spending assumed by the Government. The new trajectory for the conventional fiscal deficit was set to 3.0% of the GDP in 2017, 3.5% in 2018, 2.9% in 2019, 2.0% in 2020 and 1.0% in 2021.

In 2017, the non-financial public sector reported a deficit equivalent to 3.2% of GDP. Fiscal revenues represented 18.0% of GDP and stood at its minimum level in 14 years. It should be noted, however, that in the fourth quarter of 2017, fiscal revenues of the General Government increased 8.4% YoY in real terms, the highest expansion in 19 quarters due to the improvement in terms of trade. In contrast, after a 10.1% YoY contraction in the first semester of 2017, in the fourth quarter of 2017, public investment of the General Government grew 12.2% YoY in real terms. Hence, in 2017 it registered a 3.3% expansion compared to the -3.1% achieved on 2016. Peru ended 2017 as the only MILA country with an investment grade that holds a stable outlook from the three main Credit Rating Agencies.

In 2016, relying upon legislative powers granted by Congress, the Executive branch established changes on tax measures. Some of the most important decrees in tax measures were: (i) the VAT will be cut from 18% to 17% from July 2017 onwards, provided that government revenues from VAT excluding tax refunds reach 7.2% of GDP by May 2017; (ii) the corporate income tax was increased from 28% to 29.5%, the dividend tax was cut from 6.8% to 5% (this reverted the changes established by the previous administration in which the corporate income tax would be cut gradually and reach 26% by 2019), while additional deductions to the individual income tax were established in Health, Housing Spending, and others; and (iii) tax amnesty was implemented to achieve capital repatriation of non-declared income, with a 10% rate for income that is declared and 7% for capital that is repatriated and invested, among other measures. Regarding item (i), the condition was not met, and the VAT tax rate remains at 18%. Moreover, the tax amnesty of item (iii) enabled fiscal revenues for a total of S/ 1,007 million during 2017.

The BCRP, which is officially autonomous and presides over a system of reserve banking, is responsible for monetary policy. In 2002, BCRP set an inflation target of 2.5% (+/-1%), which it later reduced to 2.0% (+/-1%) in 2007. The mid-point of the target range of 2.0% is the lowest in Latin America and reflects the Central Bank’s commitment to price stability. BCRP also has considerable foreign reserves, equivalent to approximately 30% of GDP as of year-end 2017, and other mechanisms to provide liquidity to Peru’s domestic financial system. The Central Bank also sets regulations for the financial system, including pension funds, in coordination with the SBS. Finally, the currency regime in Peru does not have currency controls or barriers to capital inflows but has the Central Bank as an important player in the market, selling or buying foreign currency in order to soften volatility.

During 2017, the Central Bank (BCRP) lowered its reference rate from 4.25% on December 2016 to 3.25% on December 2017, which entails a 100 bps reduction in a year. The stimulus from the monetary authority was in line with annual inflation, which lowered from 4.00% on March 2017 (mainly affected by El Niño’s effect on food prices) to 1.4% on December 2017 (as the supply-side shock reversed). Moreover, economic activity grew consistently below its potential during 2017, which gave space to the BCRP to apply monetary stimulus. In January 2018, the Central Bank made another 25 bps rate cut which took the reference rate to 3.00%, in order to maintain the level of monetary stimulus.

During 2016 the Central Bank increased the minimum percentage for current account deposits in local currency subject to reserve requirements, from 0.75% at the close of 2015 to 1.00% by March 2016, and in 2017 made no changes to this ruling. Moreover, in 2017 the BCRP lowered its reserve requirements in local currency (from 6.5% on December 2016 to 5.0% on April 2017) and in foreign currency (from 70% on December 2016 to 40% on December 2017). The BCRP continued to lower the marginal reserve requirements to 39% on January 2018, 38% on February 2018 and 37% on March 2018.

Inflation in 2017 was 1.4%, below the 3.2% print of 2016 and below the mid-point of the target range (1-3%) of the Central Bank for the first time in 8 years. Similar to 2016, Peru recorded an inflation rate lower than that observed in other countries in the region (Mexico: 6.8%, Colombia: 4.1%, Brazil: 3.0%, Chile: 2.3%). Also, at the end of 2017, the exchange rate was at S/ 3.241 per U.S. Dollar, which represents an annual appreciation of 3.5%. This represented the second consecutive year of appreciation for the Sol in a context were the price of copper increased 32% and the trade balance surplus reached a maximum level since 2012. Moreover, the Central Bank made net purchases for US$ 5.2 billion, the highest amount since 2012, in order to reduce appreciation pressures on the Sol.

Also, in 2016, the Central Bank lowered its outstanding FX swaps (sales) from a maximum of S/34.4 billion in February 2016 to S/0.5 billion at the close of 2016. By January 2017, the outstanding FX swaps (sales) was null.

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

The main amendments defined in Law No. 1028 were designed to promote the development of Peruvian capital markets by extending the range of financial services that could be offered by microfinance institutions (i.e., non-banks) without requiring SBS authorization. Law No. 1028 also modified the framework in which the Peruvian financial system is to be harmonized with the international standards established by the Basel II Accord (which aims to minimize the issues regarding regulatory arbitrage). Since July 2009, Peruvian financial institutions generally have applied a standardized method to calculate their capital requirement related to credit, market and operational risk. As an alternative to the standardized method, financial institutions may request authorization from the SBS to use different models for calculating the reserve amount associated with any of these three risks. In July 2009, the SBS started receiving applications to use alternative models, referred to as Internal Models Methods. If the amount of an institution’s reserve requirements would be higher using the standard model than it would be using the approved Internal Models Method, then the institution will have to maintain between 80% and 95% of the standard amount during a phase-in period. Even after the phase-in period, institutions using an Internal Models Method will be subject to regulatory capital floors.

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

Law No. 26702 is the principal law governing insurance companies in Peru. The SBS is charged with the supervision and regulation of all insurance companies. The formation of an insurance company requires prior authorization of the SBS. The insurance industry was comprised of 21 companies as of December 31, 2017.

(9) Supervision and regulation

9.1 Credicorp

Currently, there are no applicable regulations under Bermuda Law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. Because our activities are conducted primarily through our subsidiaries in Peru, the Cayman Islands, Bolivia, Chile, Colombia and Panama, a summary of the main regulations governing our businesses is set forth below.

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

9.2.3   Management of operational risk

SBS Resolution No. 37-2008, which sets forth the guidelines for enterprise risk management (ERM), and 2116-2009 collectively established guidelines for operational risk management. Under these resolutions, operational risk management is defined broadly to include those risk resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people and systems, or from adverse external events. The resolutions also establish responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to manage risks involved in the performance and continuity of their operations and services adequately in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures. Banks also are required to develop an information security model to guarantee physical and logical information integrity, confidentiality and availability. On April 1, 2018, SBS Resolution N° 37-2008 has been replaced by SBS Resolution N° 272-2017.

Credicorp, following these SBS requirements, as well as the guidelines issued by the Basel Committee on Banking Supervision, and the advice of international consultants, has appointed a specialized team responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers and the Board of Directors.

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, critical suppliers, critical information assets, technological components, new products and significant changes to our services, and channels. To support the operational risk management process, we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze and report operational risk losses, using advanced models for operational risk capital allocation. Lastly, we have monitoring and reporting procedures, designed to monitor Key Risk Indicators (KRI) and other performance metrics.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while training our operational units to mitigate risks directly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2017. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting using the COSO 2013 Internal Control Framework.

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

As of December 31, 2017, BCP’s regulatory capital was 15.05% of its unconsolidated risk-weighted assets. As of December 31, 2016 and December 31, 2015, BCP’s regulatory capital was 15.35% and 14.34% of its unconsolidated risk-weighted assets, respectively.

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

As of December 31, 2017, BCP’s Common Equity Tier 1 Ratio was 11.83% of its unconsolidated risk-weighted assets, well above the 10.50% limit that BCP set for itself. This limit was approved in March 2017 by the BCP’s Risk Committee and is part of the Risk Appetite framework. BCP’s Basel III Common Equity Tier 1 Ratio is estimated based on BCP’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru.

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

The new regulation considers that subordinated debt issued prior to the new regulation and that does not meet the new requirements, may be recognized as total regulatory capital, according to the following:

•	Tier 1 subordinated debt: as of January 2017, and for ten (10) years that follow, Tier 1 subordinated debt is subject to a 10% discount. However, the amount not computable as Tier 1 regulatory capital may be computed as a Tier 2 instrument, if it has a residual maturity equal to or greater than fifteen (15) years.

As of December 2017, BCP’s Tier 1 subordinated debt (issued in 2009) totals S/. 729 million, and matures in 2069. Thus, as of January 2018, the amount to be discounted from Tier 1 regulatory capital is now eligible in Tier 2 regulatory capital.

•	Tier 2 subordinated debt: during the five (5) years prior to maturity, the principal balance will be discounted by 20%. In the year prior to its maturity the tier 2 subordinated debt will not be considered in the calculation of Tier 2. This treatment is similar to that stipulated in the current regulation. As a result, there will be no impact in Tier 2 subordinated debt computed in December 2017.

In addition, the SBS Resolution also includes changes to the calculation of risk-weighted assets (RWAs) of the following accounting items:

•	Intangible (excluding Goodwill);

•	Deferred Tax Assets (DTAs) that are originated by operating losses. Deferred Tax Assets are to be net of Deferred Income Tax Liabilities (DTLs); and

•	Deferred Tax Assets (DTAs) that are associated with temporary differences and that exceed the threshold of 10% of the “adjusted total capital”. Deferred Tax Assets are to be net of Deferred Tax Liabilities (DTLs).

These assets will experience a gradual increase in their risk weights (until they reach a maximum of 1000% in 2026) to replicate the deductions established by Basel III. It is important to highlight that these increases in risk weights are not associated with a higher level of risk in these assets. These RWAs will be used exclusively for calculating the BIS ratio.

Furthermore, the new regulation requires the calculation of a new solvency ratio: Adjusted total capital on adjusted total risk weight assets. This methodology is similar to that which is used to calculate the Common Equity Tier 1 ("CET1") ratio under Basel III. As a result, the accounting items mentioned above are deducted from the numerator of the new solvency ratio, and the calculation of RWAs (the denominator) does not consider these deductions. As of December 2017, the CET1 ratio was 11.83%. This ratio will not change because it is already calculating using adjusted total risk weight.

Finally, for transparency purposes and to demonstrate the calculation of the CET1 ratio, Credicorp will periodically publish the Adjusted Total RWAs.

Regulatory capital information for BCP and Mibanco as of December 31, 2015, 2016 and 2017

BCP Stand-alone- Regulatory Capital and Capital Adequacy Ratios
Soles in thousands	2015	2016	2017
Capital stock	5,854,051	7,066,346	7,933,342
Legal and other capital reserves	3,157,906	3,582,218	3,885,494
Accumulated earnings with capitalization agreement	600,000	-	-
Loan loss reserves (1)	1,146,571	1,181,200	1,234,999
Perpetual subordinated debt	852,750	839,000	729,225
Subordinated debt	4,588,342	4,520,406	3,978,406
Unrealized profit (loss)	-	-	-
Investment in subsidiaries and others	(1,922,061)	(1,513,593)	(1,587,715)
Unrealized profit and net income in subsidiaries	334,132	305,624	346,656
Goodwill	(122,083)	(122,083)	(122,083)
Total Regulatory Capital	14,489,608	15,859,118	16,398,324
Tier 1 (2)	9,715,725	10,761,497	11,805,448
Tier 2 (3) + Tier 3 (4)	4,773,882	5,097,621	4,592,875
Total risk-weighted assets	101,068,772	103,350,373	108,950,141
Market risk-weighted assets (5)	2,047,887	745,539	1,391,099
Credit risk-weighted assets	91,725,676	94,495,998	98,799,888
Operational risk-weighted assets	7,295,209	8,108,836	8,759,154
Capital ratios
Tier 1 ratio (6)	9.61%	10.41%	10.84%
Common Equity Tier 1 ratio (7)	9.34%	11.08%	11.83%
BIS ratio (8)	14.34%	15.35%	15.05%
Risk-weighted assets / Regulatory Capital (9)	6.98	6.52	6.64

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

Mibanco - Regulatory Capital and Capital Adequacy Ratios
Soles in thousands	2015	2016	2017
Total Regulatory capital	1,314,456	1,461,472	1,453,361
Tier 1 (1)	992,812	1,054,084	1,085,350
Tier 2 (3)	321,644	407,388	368,011
Total risk-weighted assets	8,582,380	9,403,959	9,516,019
Market risk-weighted assets (3)	8,157,047	8,895,164	8,933,974
Credit risk-weighted assets	82,024	98,437	59,904
Operational risk-weighted assets	343,309	410,358	522,141
Capital ratios
Tier 1 ratio (4)	11.57%	11.21%	11.41%
Common Equity Tier 1 ratio (5)	12.08%	14.46%	14.92%
BIS ratio (6)	15.32%	15.54%	15.27%
Risk-weighted assets/Regulatory Capital(7)	6.53	6.43	6.55

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

9.2.5   Legal reserve requirements

In accordance with Peruvian regulation -article 67 of Law No. 26702- a reserve of up to at least 35% of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10% of their net income. In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net income. As of December 31, 2017, 2016, and 2015, these reserves amounted to approximately S/4,480.3 million, S/3,987.5 million and S/2,996.7 million, respectively.

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

9.2.7   The Peruvian central bank monetary and macroprudential policy

The reference interest rate is periodically revised by the Peruvian Central Bank in accordance with its monetary policy objectives. Once a month the board of directors of the Peruvian Central Bank approves and announces the monetary program through a press release. The following chart summarizes the reference interest rate changes in 2015, 2016 and 2017:

Changes in BCRP's reference interest rate
Month	Rate
July 2014	3.75%
September 2014	3.50%
January 2015	3.25%
September 2015	3.50%
December 2015	3.75%
January 2016	4.00%
February 2016	4.25%
May 2017	4.00%
July 2017	3.75%
September 2017	3.50%
November 2017	3.25%

The tightening of the Peruvian Central Bank’s monetary policy up to February 2016 intended to anchor inflation expectations within the target range, which ranges from 1% to 3%, in a context where inflation closed at 4.40% in 2015. Thereafter, the Central Bank’s monetary policy rate remained at 4.25% amid the expectation that inflation would lower towards the target range.

Inflation accelerated from 3.2% by December 2016 to 4.0% in March 2017 due to El Niño’s effect on food prices. However, as the supply-side shock reversed, inflation closed 2017 at 1.4% and economic activity grew below its potential during 2017. In such context, the BCRP lowered its reference rate to prove monetary stimulus for economic activity.

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

During 2017, the Peruvian Central Bank lowered the local currency reserve requirement rate (from 6.5% on December 2016 to 5.0% on April 2017) and lowered the foreign currency marginal reserve requirement rate (from 70% on December 2016 to 40% on December 2017). The BCRP continued to lower the marginal reserve requirements to 39% in January 2018, 38% in February 2018 and 37% in March 2018. According to the Peruvian Central Bank, this reduction in rates aims to maintain flexible credit conditions considering decreasing demands for loans and increasing external rates. By December 2017, the commercial banks average reserve requirement ratio for foreign currency was 36.6%.

In addition to overall changes in reserve requirements, in 2016 the Central Bank increased the minimum for current account deposits in local currency subject to reserve requirements, from 0.75% at the close of 2015 to 1.00% by March 2016. No further changes were made to this ruling in 2017.

In order to offset the excessive pressure of the derivatives market on the domestic currency, the Central Bank adjusted additional reserve requirements in Soles according to the level of bank’s forwards contracts involving foreign currencies. Moreover, the Central Bank established a program aimed at contributing to the de-dollarization of credit to reduce the risks to economic agents associated with borrowing in foreign currency in light of the depreciation observed in 2014 (6.8%) and 2015 (14.6%). Thus, additional reserve requirements of 30% were established for loans in foreign currency to increase their cost. Particularly, the program seeks that banks reduce their balances of loans in Dollars: (i) the balance of a bank’s total loans (excluding loans for foreign trade and loans issued for more than 3 years for amounts that exceed US$ 10 million) at December 2016 was required to be equal to 80% of the balance recorded in September 2013 (90% of the same balance at December 2015) and (ii) the balance of a bank’s car and mortgage loans at December 2016 was required to be equal to 70% of the balance in February 2013 (85% of the same balance at December 2015). Thereafter, the reduction for car and mortgage loans will increase by 10% at the end of each year. No further changes were made to this ruling in 2017. In the case of FC total loans, the reduction target is calculated based on period-end balances (in Peru GAAP) as of September 2013. The reduction target for the joint portfolio of mortgage and car loans was calculated with period-end balances (in Peru GAAP) as of February 2013. However, compliance levels for both targets are calculated using average daily balances.

In such context, in 2017 BCP achieved the total loans in foreign currency target, but came short of the car and mortgage loans target:

(i)	By December 2017, the total loans in dollars (excluding loans for foreign trade operations) were 77.9% of the balance of September 2013, below the 80% target established by the BCRP;

(ii)	By December 2017, car and mortgage loans in dollars were 60.8% of the balance of February 2013, above the 60% target of the BCRP.

No monetary penalties were derived from not achieving the car and mortgage loans target. We built US$21 million in foreign currency as foreign currency reserve requirements after applying the rule states.

As a result of these measures, the loan dollarization ratio stood at 29.1% by December 2017 compared to 29.2% in December 2016 and 30.5% in December 2015. Additionally, in order to reduce the pressures on the Dollar, at the end of August 2015, the Central Bank established a new instrument called special Repo, which consists of the simultaneous sale of a resettable certificate of deposit (CDR) by the Central Bank and a securities Repo operation in which financial institutions use the CDR as collateral to lend Soles to the BCRP. Consequently, the instrument does not provide additional liquidity to financial institutions. As a result of this operation, private banking receives domestic currency generating a liability and maintains an asset equivalent to the CDR that is left as collateral at the Central Bank.

In 2017, amid the measures adopted by the Peruvian Central Bank and despite a year of subdued economic growth, loans to the private sector (considering a constant exchange rate of S/ 3.24 per U.S. dollar) expanded 6.7%, slightly above 2016 (5.6%) but below the observed in 2015 (8.0%). By denomination, in 2017 loans in local currency grew 5.6%, compared to 7.2% in 2016 and 28.0% in 2015. Finally, loans in foreign currency expanded 8.0%, compared to 2.1% in 2016 and a contraction of 20.7% in 2015.

9.2.8   Lending activities

Law No. 26702 sets the maximum amount of credit that a financial institution may extend to a single borrower, which can be an individual or an economic group. Resolution SBS No. 5780-2015 establishes that an “economic group” is one that has a single or common risk exposure and includes a person, such person’s close relatives and the companies in which such person or his or her close relatives have significant share ownership or decision-making capability. Significant decision-making capability is deemed to be present when, among other factors, a person or group can exercise material and continuous influence over the decisions of a company, when a person or company holds seats on the board of directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficiary of credit facilities granted to another company.

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The credit limit to credit for any Peruvian borrower is 10% of the bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law No. 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2017, 2016 and 2015, the 10.0% unconsolidated credit limit per borrower of BCP for unsecured loans was S/1,639.8 million, S/1,585.9 million and S/1,449.0 million, respectively. As of December 31, 2017, 2016 and 2015 the 30.0% credit limit for secured loans was S/4,919.5 million, S/4,757.7 million and S/4,346.9 million, respectively.

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

9.2.10   Ownership restrictions

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

9.2.11   Risk rating

Law No. 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2017, BCP and Mibanco were assigned the “A+” and “A” risk category, respectively, by their two rating agencies, Equilibrium Clasificadora de Riesgo and Apoyo and Associates International. As of December 2017, BCP and Mibanco maintained the risk category of “A+” and “A”, respectively.

9.2.12   Deposit insurance fund

Law 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depositos (Deposit Insurance Fund or the Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45% applicable to banks in the highest risk category. BCP and Mibanco are currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/.97,529 as of December 31, 2017 and S/ 98,205 from the period starting on March 2018 until May 2018.

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

9.2.14   Regulation from the United States Federal Reserve and from the State of Florida Department of Banking and Finance

Banco de Credito del Peru Miami Agency (“BCP Miami Agency”) is licensed to operate as an International Agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The Office of Financial Regulation of the State of Florida shares regulatory responsibility with the Federal Reserve Bank of Atlanta.

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

9.3   Atlantic Security Bank (ASB)

9.3.1   General

ASB, a subsidiary of ASHC, is a Cayman Islands bank with a branch in Panama. ASB is regulated and supervised by the regulatory authorities of the Cayman Islands (Cayman Island Monetary Authority) while its Panama branch is regulated by the Superintendence of Banking of Panama (SBP - Superintendencia de Bancos de Panama). In November 22, 2017, ASB acquired Correval Panama, S.A. a brokerage company based in Panama with operations in the local and international markets. This subsidiary is regulated by the Panamanian Superintendence of Security Market (SMVP - Superintendencia de Mercado de Valores de Panama).

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

There are no ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices. As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33-to-1 (approximately 12%). There is a statutory minimum net worth requirement of US$500,000 (approximately S/1,620,500), but the Authority generally requires a bank or trust company to maintain a higher paid-in capital appropriate to its business. The Authority requires compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Compliance with the Cayman Banking Law is monitored by the Authority.

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

Under Panamanian Law, ASB has a registered branch in Panama (ASB Panama Branch), which holds an International Banking License issued by the Superintendence of Banking of Panama. This license allows institutions to carry out banking operations with effects outside of the jurisdiction from a permanent establishment in the Republic of Panama. SBP acts as the main regulator for the Panama Branch, although supervision activities are closely coordinated with CIMA as regulator for the Head Office in the Cayman Islands.

Correval Panama S.A (Correval) is a wholly owned subsidiary of ASB, incorporated in Panama. Correval holds a Securities Broker license issued by the Superintendence of the Securities Market that enables the entity to act as securities broker, manager and custodian. Correval is required to comply with regulations pertaining to corporate governance; minimum working capital and liquidity requirements to meet obligations with customers and vendors; adequate accounting practices and recordkeeping; provision of regulatory reports; adherence to confidentiality standards, code of ethics and prevention of conflict of interest and adequate anti-money laundering and terrorism finance laundering controls, policies and programs, among others.

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

In December 2015, the additional income tax was elevated to 22%, applied to all financial institutions with a ratio of earnings before taxes to equity in excess of 6%. In February 2017, the government stated its intention to increase the additional income tax to 25%, as of the date of this report there is no official regulation on the proposed increase.

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

9.5   Credicorp Capital

9.5.1   Credicorp Capital Securities, Inc. (CCSI)

Credicorp Capital Securities, Inc. (“CCSI”) (CRD No. 122199) is a registered broker-dealer with FINRA and with the SEC. CCSI is owned by Credicorp Capital Limited which is wholly owned by Credicorp. Headquartered in Coral Gables, Florida, CCSI provides brokerage services through a clearing agreement with Pershing, LLC. There are currently five registered principals at CCSI, all of whom are Series 7 and Series 24 (our General Securities Principal) licensed. At the trading desk, all registered representatives maintain their Series 7 and Series 63 licenses. We also have one Series 27 licensed (our Financial and Operations Principal).

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

9.5.4   Credicorp Capital Chile S.A.

Credicorp Capital Chile is supervised directly by the Comision del Mercado Financiero (CMF). The CMF ensures that persons or supervised institutions, from formation until liquidation, comply with laws, regulations, statutes and other provisions governing the functioning of these markets. The SVS also authorizes companies to manage mutual funds (Mutual Fund Administrators and General Fund Management or AFM and AGF, respectively, by its Spanish initials) and oversees such companies and their respective funds to ensure compliance with laws and regulations by monitoring their legal, financial and accounting information

In Chile, there are laws, regulations and rules that govern the various sectors of the stock market. One such law is the Securities Market Law, which governs the functioning of the Chilean market and the laws relating to corporations, management of third-party funds (investment funds, mutual funds, pension funds and others) and the deposit and custody of securities.

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

In September 2013, the SBS initiated reforms to the SPP, by establishing a tender process for the exclusive right to manage the SPP’s collective insurance policy for D&S and burial expenses. Tender offers for the collective insurance contract were submitted on September 13, 2013 and the winning bidder obtained the right to manage the SPP’s collective insurance policies from October 1, 2013 until December 31, 2014. The bid submitted by our subsidiary Pacifico Vida was not selected, and as a result Pacifico Vida has not issued insurance policies in the SPP for D&S and burial expenses since October 2013. However in December 2014, Pacifico Vida won the tender process and was able to issue policies for D&S and burial expenses in the SPP system, from January 2015 to December 2016. Finally, in 2017 Pacifico Vida won the third tender process, which allows the company to continue in the disability and survivorship business for 2017 and 2018.

Under Peruvian law, insurance companies may engage in certain credit risk operations, such as guarantees, bonds and trusteeships, but are prohibited from offering other banking services, operating mutual funds or offering portfolio management services. In addition, insurance companies may not conduct brokerage operations for third parties.

Peruvian insurance companies are also prohibited from having an ownership interest in other insurance or reinsurance companies of the same class unless such risks are developed by insurance companies acting as subsidiaries and that risk is withdraw from the principal insurance company activities (Resolution SBS No. 3930-2017); or in private pension funds.

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

Regulatory Ratios (%) - S/ in thousands	Dec 15	Dec 16	Dec 17
(A) Capital Adequacy	1,292,452	1,462,807	1,462,936

(B) Regulatory Capital Requeriment	946,726	964,462	913,427
(B.1) Solvency I Required capital	699,216	712,247	676,741
(B.2) Security Fund	244,548	249,118	236,687
(B.3) Credit risk	0	0	0
(B.4) Other Capital Requeriment	2,962	3,097	0
(C) Leverage	578,205	495,770	592,397

Surplus 1 = (A) - (B)	345,726	498,345	549,509
Ratio (A)/(B)	1.4	1.5	1.6
Surplus 1 = (A) - (C)	714,247	967,037	870,539
Ratio (A)/(C)	2.2	3.0	2.5

9.6.4   Legal reserve requirements

Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policyholders by setting aside 10% of income before taxes until the reserve reaches at least 35% of paid-in capital.

9.6.5   Reserve requirements

Pursuant to Law No. 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. Law No. 26702 also requires insurance companies to create a reserve for IBNR claims that are reflected as a liability, net of recoveries and reinsurance, in our Consolidated Financial Statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. I Note 3(e) to our Consolidated Financial Statements. Finally, Grupo Pacifico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See Item 4. Information on the Company — (5) Review of 2016 - 5.2 Financial Performance - 5.2.4 Grupo Pacifico”.

According to a new regulation associated with the Actuarial Management, Resolution SBS N° 3863-2016, the Actuarial function must (i) ensure the use of real and adequate parameters in both pricing and technical reserves calculation and (ii) guarantee the consistency of the results obtained. Likewise, based on the sufficiency evaluation analysis, Actuarial management must propose changes in the methodologies applied in the calculation of technical or additional reserves.

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

Under Peruvian legislation, AFPs can only have one type of business activity: they can only offer services linked to the administration of pension funds under the category of individual capitalization accounts made up of mandatory and/or voluntary contributions.

Also, AFPs must provide payments related to retirement, disability, and death benefits, and funeral expenses. AFPs must submit audited financial information, in accordance with SBS regulations. There are certain limitations on the ownership and transfer of AFP shares.

SBS authorization is required for an AFP to begin operations. Peruvian law establishes a minimum capital requirement, paid in cash by the shareholders.

SBS has set investment limits, which, among others, restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits vary according to the risk profile of the fund. The general limits are:

• The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;

• The total amount invested in instruments issued or guaranteed by BCRP cannot exceed 30% of the fund value;

• The total amount jointly invested under the two aforementioned limits cannot exceed 40% of the fund value and;

• The total amount invested in instruments issued by the government, financial institutions, and non-financial institutions whose commercial activities are mostly abroad, cannot exceed 46% of the fund value as end of 2017. For this specific limit, the SBS sets the maximum and the Peruvian Central Bank (BCRP by its Spanish initials) administers the effective level (operating limit).

SBS requires a guaranteed minimum profitability for funds under management. Part of the guarantee is a reserve requirement, which must be funded by the AFP. The amount depends on the instruments in the portfolio, but is, on average, 1% of Funds under Management. In addition, Peruvian law establishes that companies must set up a legal reserve equivalent to 10% of net income, until the reserve is at least 20% of share capital.

Private Pension System Reform in 2012

In 2012, the Peruvian government passed the Law to Reform the Private Pension System (SPP). The relevant changes that are contemplated in the Law are as follows:

• A tender process for affiliates entering the SPP for the first time, held every 24 months, was incorporated. The AFP that offers the lowest administration fees wins the tender. As a result, new affiliates to the SPP are required to become members of the AFP that wins the tender and remain with this pension fund administrator for the next 24 months. Although the first public tender was held in December 2012, a prior short-term tender procedure with a duration of 8 months (September 2012 – May 2013) was won by Prima AFP.

N°	Tender Process Date	Period	Winner
-	September 2012	October 2012 - May 2013	Prima AFP
1st	December 2012	June 2013 - May 2015	AFP Habitat
2nd	December 2014	June 2015 - May 2017	AFP Habitat
3rd	December 2016	June 2017 - May 2019	Prima AFP

• A tender process for the exclusive right to manage the SPP’s collective insurance policy for disability, survivor and burial expenses was also established. The insurance is managed by the insurance company that presents the best economic proposal in the tender and applies for new and existing affiliates.

• A mixed-commission scheme was incorporated into the SPP and includes two types of administration fees: a commission charged on the affiliates’ monthly income and a commission based on the clients’ fund made up of new contributions from 2013 onwards. New affiliates enter the SPP under the mixed-commission scheme and existing affiliates had an opportunity in 2013 to choose between the new scheme and the prior monthly remuneration based scheme.

• A Zero Fund or a Capital Protection Fund was established by each AFP and began operations in April 2016. This fund focus on low-risk investments and its objective is to ensure that affiliates over the age of 65 (retirement age) have a fund that maintains a stable value.

Changes to Private Pension System in 2014

In 2014, new local and foreign investment regulations contributed to the flexibility in SPP’s registration process for new investment securities. Under the new regulations, AFPs can make non-complex investments through vehicles such as bonds, shares and mutual funds without authorization from the SBS. Additionally, AFPs can use derivative instruments without authorization from the SBS under certain restrictions, such as specific limits regarding each type of fund. These changes are expected to improve the management and risk-return profile of our portfolios while providing flexibility and additional opportunities to execute these kinds of transactions.

Changes to Private Pension System in 2015

During 2015, the Reform of the SPP in terms of investments and risk management continued, mainly with the publication of the Resolution SBS No. 3233-2015, which introduces changes to the treatment of the regulatory requirements of both local and foreign investments in order to generate greater flexibility in both direct and indirect investments. The main changes lie in the minimum requirements to be met by structured instruments, bonds for infrastructure projects, the participation fees of mutual and investment funds, as well as repurchase agreements and securities lending. Those requirements seek the efficient administration of the investments and risks associated with the process. SBS Resolution No. 5540-2015 was also published, which regulates the new Fund Type Zero, mandatory for participants from the age of 65 and up who opt for a statutory retirement pension. The Fund Type Zero may only invest in short-term instruments and debt securities, and took effect on April 1, 2016.

Changes to Private Pension System in 2016

In December 2015, the Peruvian Congress passed a draft law that modifies some aspects of the current framework of the pension fund system. This law was observed by the President in January 2016.

On April 14, 2016, the Congress passed the law N° 30425 (further modified by law N° 30478) and it came into effect on April 21, 2016. Among the most relevant changes, the law allows affiliates to: (i) withdraw up to 95.5% of their pension funds when they reach the age of 65 (retirement age); (ii) use up to 25% of their pension funds as the initial payment or amortization of a mortgage loan used to buy their first property (any affiliate), and (iii) withdraw up to 50% of their pension funds in the case of affiliates with terminal illness. The new law also extends the Special Regime of Early Retirement (REJA by its Spanish initials) until December 31, 2018 for affiliates who have been unemployed for at least 12 months, and applies to men and women who are at least 55 and 50 years old respectively, and pensioners who chose the retirement program. During 2016, the withdrawal of funds in Prima AFP was approximately S/ 2,237 million.

Changes to Private Pension System in 2017

In 2017, BCRP raised the foreign investment limit for pension funds to encourage AFPs to diversify their investments. The limit increased from 42% to 45% on July 17, 2017 and to 46% on August 17, 2017. This ceiling has been raised gradually from 10.5% in 2006.

In July 2017, a procedure related to the affiliates’ contributions incorrectly made by regional authorities to the National Pension System instead of the SPP was approved. It requires that these authorities schedule the payment of the debts to the AFPs, for the benefit of the affiliates.

In January 2017, the Economy and Finance Ministry (MEF) established the Social Protection Committee (CPS), which, in November 2017, presented a report including proposals on pension system reforms, health financing and unemployment insurance. The proposals haven’t been discussed yet between the related parties.

(10)   Selected Statistical Information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results” and the Consolidated Financial Statements (and the notes that accompany the financial statements). The statistical information and discussion and analysis given below for the years 2013 through 2017 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2013, 2014, 2015, 2016 and 2017 and our results of operations for such years.

Credicorp’s Board decided that from January 1, 2014, the Sol would be the company’s functional currency and the presentation currency of our financial statements. For this reason, the financial statements for the previous years were restated using Soles as the presentation currency and we have prepared the financial statements from 2014 onward using Soles as both the functional and presentation currency. For this restatement, we used the methodology of IFRS and specifically IAS 21 “The Effects of Changes in Foreign Exchange Rates”. The methodology applied is as follows:

Income statement

Income and expenses expressed in U.S. Dollars for the year 2013 were converted to Soles using the weighted average exchange rate, which was 2.7126855. These rates were obtained from the Superintendencia de Banca, Seguros y AFP (SBS). The accumulated result of every period corresponds to the sum of the restated figures of each month of the period. This accumulated result of the period is presented as part of the entity’s net shareholders’ equity. The difference between the restated retained earnings according to the aforementioned methodology and the restated net shareholders’ equity at the end of the period is recognized under “Reserves”.

Balance sheet

The balance of each account in the balance sheet expressed in U.S. Dollars as of December 31, 2013 was converted to Soles using the period-end exchange rate defined by the SBS, which was 2.795. For net shareholders’ equity, each account is restated using the closing exchange rate except for retained earnings which is restated using the methodology described under “Income statement” above. Likewise, foreign currency translation reserve is restated as explained in Note 3(c) of the Consolidated Financial Statements. The differences are included under “Reserves”.

10.1   Average balance sheets and income from interest-earning assets

The tables below set forth selected statistical information based on our average balance sheets prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily U.S. Dollars) rather than by the domestic or international nature of the balance. In addition for the years 2013 and 2014, except where noted, the average balances are computed as the average of period-beginning and period-ending balances on a quarterly basis. For the years 2017, 2016 and 2015 the average balance are computed as the average of period-beginning and period-ending balances on a monthly basis. Any of these quarter-end balances that were denominated in U.S. Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management does not believe that the stated averages present trends materially different from those that would be presented by daily averages.

Average Balance Sheets

Assets, interest earned and average interest rates

	Year ended December 31,
	2015			2016			2017
ASSETS:	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	(Soles in thousands, except percentages)
Interest-earning assets:
Deposits in BCRP
Soles	406,902	7,094	1.74%	182,411	8,694	4.77%	450,352	12,299	2.73%
Foreign Currency	11,990,709	7,992	0.07	11,460,028	13,964	0.12	11,794,540	37,146	0.31
Total	12,397,611	15,086	0.12	11,642,439	22,658	0.19	12,244,892	49,445	0.40
Deposits in other Banks
Soles	304,888	7,955	2.61	91,219	9,256	10.15	136,359	7,576	5.56
Foreign Currency	12,064,395	9,777	0.08	15,060,698	16,712	0.11	12,084,168	31,338	0.26
Total	12,369,283	17,732	0.14	15,151,917	25,968	0.17	12,220,527	38,914	0.32
Investment securities
Soles	12,326,115	541,793	4.40	14,472,747	702,910	4.86	20,331,681	904,881	4.45
Foreign Currency	10,266,744	380,110	3.70	12,510,462	402,128	3.21	11,379,424	394,964	3.47
Total	22,592,859	921,903	4.08	26,983,209	1,105,038	4.10	31,711,105	1,299,845	4.10
Total loans (1)
Soles	48,397,991	6,365,714	13.15	56,027,984	7,128,293	12.72	56,005,287	7,498,053	13.39
Foreign Currency	36,987,509	2,340,658	6.33	36,942,460	2,351,574	6.37	39,379,438	2,048,401	5.20
Total	85,385,500	8,706,372	10.20	92,970,444	9,479,867	10.20	95,384,725	9,546,454	10.01
Total dividend-earning assets
Soles	756,082	46,937	6.21	739,555	43,798	5.92	735,850	32,207	4.38
Foreign Currency	982,337	8,657	0.88	744,223	8,033	1.08	418,714	20,699	4.94
Total	1,738,419	55,594	3.20	1,483,778	51,831	3.49	1,154,564	52,906	4.58
Total interest-earning assets
Soles	62,191,978	6,969,493	11.21	71,513,916	7,892,951	11.04	77,659,529	8,455,016	10.89
Foreign Currency	72,291,694	2,747,194	3.80	76,717,871	2,792,411	3.64	75,056,284	2,532,548	3.37
Total	134,483,672	9,716,687	7.23	148,231,787	10,685,362	7.21	152,715,813	10,987,564	7.19
Noninterest-earning assets:
Cash and due from banks
Soles	2,328,120			2,127,988			2,335,051
Foreign Currency	1,452,454			1,658,451			2,034,910
Total	3,780,574			3,786,439			4,369,961
Allowance for direct loan losses
Soles	(2,475,759)			(2,764,531)			(3,102,394)
Foreign Currency	(1,146,549)			(1,285,636)			(1,226,409)
Total	(3,622,308)			(4,050,167)			(4,328,803)
Premises and equipment
Soles	1,132,370			975,150			997,885
Foreign Currency	565,600			625,937			661,952
Total	1,697,970			1,601,087			1,659,837
Other non-interest-earning assets and gain from derivatives instruments and other interest income
Soles	882,467	47,289		4,508,824	78,745		3,780,241	35,652
Foreign Currency	8,868,464	20,113		5,096,607	8,948		5,255,753	7,467
Total	9,750,931	67,402		9,605,431	87,693		9,035,994	43,119
Total non-interest-earning assets
Soles	1,867,198	47,289		4,847,431	78,745		4,010,783	35,652
Foreign Currency	9,739,969	20,113		6,095,359	8,948		6,726,206	7,467
Total	11,607,167	67,402		10,942,790	87,693		10,736,989	43,119
Total average assets
Soles	64,059,176	7,016,782	10.95	76,361,347	7,971,696	10.44	81,670,312	8,490,668	10.40
Foreign Currency	82,031,663	2,767,307	3.37	82,813,230	2,801,359	3.38	81,782,490	2,540,015	3.11
Total	146,090,839	9,784,089	6.70	159,174,577	10,773,055	6.77	163,452,802	11,030,683	6.75

(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

Average Balance Sheets

Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2015			2016			2017
LIABILITIES	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate
	(Soles in thousand, except percentages)
Interest-bearing liabilities:
Savings deposits
Soles (1)	11,426,660	66,243	0.58%	12,283,090	70,108	0.57%	13,341,548	77,061	0.58%
Foreign Currency (1)	11,186,924	34,361	0.31	13,382,283	41,090	0.31	13,326,600	45,150	0.34
Total	22,613,584	100,604	0.44	25,665,373	111,198	0.43	26,668,148	122,211	0.46
Time deposits
Soles (1)	14,089,138	546,073	3.88	15,910,352	718,632	4.52	16,987,973	709,245	4.17
Foreign Currency (1)	17,818,973	269,525	1.51	18,383,326	283,663	1.54	19,388,313	311,797	1.61
Total	31,908,111	815,598	2.56	34,293,678	1,002,295	2.92	36,376,286	1,021,042	2.81
Due to banks and correspondents
Soles	12,338,837	574,886	4.66	14,768,243	642,869	4.35	13,190,091	570,066	4.32
Foreign Currency	6,592,277	183,509	2.78	5,492,583	179,645	3.27	7,262,974	193,370	2.66
Total	18,931,114	758,395	4.01	20,260,826	822,514	4.06	20,453,065	763,436	3.73
Bonds
Soles	2,236,690	152,516	6.82	2,376,839	171,783	7.23	2,985,873	184,383	6.18
Foreign Currency	13,589,144	600,657	4.42	13,416,720	633,568	4.72	12,692,444	650,872	5.13
Total	15,825,834	753,173	4.76	15,793,559	805,351	5.10	15,678,317	835,255	5.33
Total interest-bearing liabilities
Soles	40,091,325	1,339,718	3.34	45,338,524	1,603,392	3.54	46,505,485	1,540,755	3.31
Foreign Currency	49,187,318	1,088,052	2.21	50,674,912	1,137,966	2.25	52,670,331	1,201,189	2.38
Total	89,278,643	2,427,770	2.72	96,013,436	2,741,358	2.86	99,175,816	2,741,944	2.76
Non-interest-bearing liabilities and net equity:
Demand deposits (2)
Soles (1)	9,857,708	33,130	0.34	9,211,357	35,396	0.38	10,657,824	76,069	0.71%
Foreign Currency (1)	18,583,945	23,669	0.13	20,006,321	34,219	0.17	18,533,473	41,343	0.22
Total	28,441,653	56,799	0.20	29,217,678	69,615	0.24	29,191,297	117,412	0.40
Other liabilities and loss from derivatives instruments and other interest expenses
Soles	5,248,737	4,326		6,205,882	(666)		6,589,644	21,384
Foreign Currency	7,562,677	38,238		9,233,420	104,407		7,250,235	78,456
Total	12,811,414	42,564		15,439,302	103,741		13,839,879	99,840
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	14,957,854			17,963,624			20,781,728
Total	14,957,854			17,963,624			20,781,728
Non-controlling interest
Soles
Foreign Currency	601,275			540,537			464,082
Total	601,275			540,537			464,082
Total non-interest-bearing liabilities and equity
Soles	15,106,445	37,456		15,417,239	34,730		17,247,468	97,453
Foreign Currency	41,705,751	61,907		47,743,902	138,626		47,029,518	119,799
Total	56,812,196	99,363		63,161,141	173,356		64,276,986	217,252
Total average liabilities and equity
Soles	55,197,770	1,377,174	2.49	60,755,763	1,638,122	2.70	63,752,953	1,638,208	2.57
Foreign Currency	90,893,069	1,149,959	1.27	98,418,814	1,276,592	1.30	99,699,847	1,320,988	1.32
Total	146,090,839	2,527,133	1.73	159,174,577	2,914,714	1.83	163,452,800	2,959,196	1.81

(1)	Includes the amount paid - for the deposit insurance fund.
(2)	Our policy does not consider the payment of interests for demand deposits; however, exceptionally the group pays interest for certain demand deposits of corporate clients that exceed certain amounts. These payments are not considered material

10.1.1 Changes in net interest income and expense: volume and rate analysis

The table below sets forth the net effect of annual variation in interest income and interest expense, considering the increase or decrease due to changes in volume and rate. The net changes in interest income and interest expense are presented both in functional currency (Sol) and foreign currency:

	2016/2015			2017/2016
	Increase/(Decrease) due to changes in:			Increase/(Decrease due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(Soles in thousand)
Interest Income:
Interest-earning deposits in BCRP
Soles	(7,307)	8,907	1,600	10,044	(6,439)	3,605
Foreign Currency	(500)	6,472	5,972	731	22,451	23,182
Total	(7,807)	15,379	7,572	10,775	16,012	26,787
Deposits in other banks
Soles	(13,628)	14,929	1,301	3,544	(5,224)	(1,680)
Foreign Currency	2,877	4,058	6,935	(5,511)	20,137	14,626
Total	(10,751)	18,987	8,236	(1,967)	14,913	12,946
Investment securities
Soles	99,306	61,811	161,117	272,657	(70,686)	201,971
Foreign Currency	77,595	(55,577)	22,018	(37,806)	30,642	(7,164)
Total	176,901	6,234	183,135	234,851	(40,044)	194,807
Total loans(1)
Soles	987,153	(224,574)	762,579	(2,963)	372,723	369,760
Foreign Currency	(2,859)	13,775	10,916	140,945	(444,118)	(303,173)
Total	984,294	(210,799)	773,495	137,982	(71,395)	66,587
Total dividend-earning assets
Soles	(1,002)	(2,137)	(3,139)	(191)	(11,400)	(11,591)
Foreign Currency	(2,334)	1,710	(624)	(9,802)	22,468	12,666
Total	(3,336)	(427)	(3,763)	(9,993)	11,068	1,075
Total interest-earning assets
Soles	1,036,756	(113,298)	923,458	673,689	(111,624)	562,065
Foreign Currency	164,654	(119,437)	45,217	(58,272)	(201,591)	(259,863)
Total	1,201,410	(232,735)	968,675	615,417	(313,215)	302,202
Interest Expense:
Demand deposits
Soles	(2,328)	4,594	2,266	7,941	32,732	40,673
Foreign Currency	2,122	8,428	10,550	(2,902)	10,026	7,124
Total	(206)	13,022	12,816	5,039	42,758	47,797
Savings deposits
Soles	4,927	(1,061)	3,866	6,077	875	6,952
Foreign Currency	6,742	(13)	6,729	(180)	4,240	4,060
Total	11,669	(1,074)	10,595	5,897	5,115	11,012
Time deposits
Soles	76,424	96,135	172,559	46,832	(56,219)	(9,387)
Foreign Currency	8,622	5,516	14,138	15,835	12,299	28,134
Total	85,046	101,651	186,697	62,667	(43,920)	18,747
Due to banks and correspondents and issued bonds
Soles	109,472	(41,489)	67,983	(68,452)	(4,351)	(72,803)
Foreign Currency	(33,290)	29,426	(3,864)	52,519	(38,794)	13,725
Total	76,182	(12,063)	64,119	(15,933)	(43,145)	(59,078)
Bonds
Soles	9,843	9,424	19,267	40,813	(28,213)	12,600
Foreign Currency	(7,882)	40,793	32,911	(35,672)	52,976	17,304
Total	1,961	50,217	52,178	5,141	24,763	29,904
Total interest-bearing liabilities
Soles	180,455	83,219	263,674	39,966	(102,603)	(62,637)
Foreign Currency	33,156	16,758	49,914	45,158	18,065	63,223
Total	213,611	99,977	313,588	85,124	(84,538)	586

(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

10.1.2   Average interest-earning assets, net interest margin and yield spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2015	2016	2017
	(Soles in thousands, except percentages)
Average interest-earning assets
Soles	62,191,978	71,513,916	77,659,529
Foreign Currency	72,291,694	76,717,871	75,056,284
Total	134,483,672	148,231,787	152,715,813
Net interest income from interest-earning assets
Soles	5,629,775	6,289,559	6,914,261
Foreign Currency	1,659,142	1,654,445	1,331,359
Total (1)	7,288,917	7,944,004	8,245,620
Gross yield (2)
Soles	11.21%	11.04%	10.89%
Foreign Currency	3.80%	3.64%	3.37%
Weighted-average rate	7.23%	7.21%	7.19%
Net interest margin (3)
Soles	9.05%	8.79%	8.90%
Foreign Currency	2.30%	2.16%	1.77%
Weighted-average rate	5.42%	5.36%	5.40%
Yield spread (4)
Soles	7.86%	7.50%	7.57%
Foreign Currency	1.59%	1.39%	1.09%
Weighted-average rate	4.51%	4.35%	4.43%

(1)	Net interest income includes the interest earned of total interest-earning assets and interest paid of the total interest-bearing liabilities, shown in section 10.1 Average balance sheets and income from interest-earning assets.
(2)	Gross yield is interest income divided by average interest-earning assets.
(3)	Net interest margin represents net interest income divided by average interest-earning assets.
(4)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

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

	Year ended December 31,
	2015	2016	2017
	(Soles in thousands)
Sol-denominated:
The Peruvian Central Bank	88,665	179,400	453,463
Commercial banks	96,850	173,737	178,505
Total Sol-denominated	185,515	353,137	631,968
Foreign Currency-denominated:
The Peruvian Central Bank (U.S. Dollars)	13,865,174	8,463,256	14,682,782
Commercial banks (U.S. Dollars)	3,031,969	2,091,276	1,739,755
Commercial banks (other currencies)	295,826	169,443	147,706
Total Foreign Currency-denominated	17,192,969	10,723,975	16,570,243
Total	17,378,484	11,077,112	17,202,211

10.2   Investment portfolio

The following table shows the fair value of our trading, available-for-sale and held to maturity investment securities without interest designated by type of security at the dates indicated (see Note 6 to the Consolidated Financial Statements):

	Year ended December 31,
	2015	2016	2017

Sol-denominated:
Peruvian Government Bonds	3,905,464	5,479,972	6,700,376
Equity securities	686,108	793,002	678,698
Bonds	1,520,669	2,022,734	2,273,728
Certificates of deposit BCRP	6,006,110	7,062,505	10,026,037
Other investments	523,174	567,950	832,682
Total Sol-denominated	12,641,525	15,926,163	20,511,521
Foreign Currency-denominated:
Equity securities	859,705	628,740	208,689
Bonds	7,949,126	8,650,295	8,774,670
Peruvian Government Bonds	1,271,900	750,394	1,291,618
Other investment	1,702,726	1,601,308	1,761,603
Total foreign currency-denominated	11,783,457	11,630,737	12,036,580
Total securities holdings (1):	24,424,982	27,556,900	32,548,101

(1)	Excludes accrued interest, which amounts to S/249.2 million, S/262.2 million and S/313.9 million as of December 31, 2015, 2016 and 2017, respectively.

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 4.4% in 2015, 4.9% in 2016 and 4.5% in 2017. The weighted-average yield on our foreign currency-denominated portfolio was 3.7% in 2015, 3.2% in 2016 and 3.5% in 2017. The total weighted-average yield of our investment securities was 4.1% in 2015, 2016 and 2017.

The weighted-average yield on our Sol-denominated dividend-earning assets was 6.2% in 2015, 5.9% in 2016 and 4.4% in 2017. The weighted-average yield on our foreign currency-denominated portfolio was 0.9% in 2015, 1.1% in 2016 and 4.9% in 2017. The total weighted-average yield of our dividend-earning assets was 3.2% in 2015, 3.5% in 2016 and 4.6% in 2017.

The interest accrued on investments trading, investments available for sale and investments held to maturity were presented separately in Note 6 to the Consolidated Financial Statements.

As of December 31, 2017, the investments available-for-sale and held-to-maturity pledged as collateral amounted to S/5,278.8 million. The following table shows the maturities, as of December 31, 2017, of our trading, available-for-sale and held to maturity investment securities designated by type of security:

	Without maturity	Within 1 year	After 1 year but within 3 years	Maturing after 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 Years	Total
	(Soles in thousands)
Sol-denominated:
Peruvian government bonds	-	367,667	1,887,830	-	2,240,908	2,203,971	6,700,376
Equity securities (1)	678,698	-	-	-	-	-	678,698
Bonds and debentures	-	59,961	162,948	134,450	592,183	1,324,186	2,273,728
Certificates of deposit BCRP	-	9,962,998	63,039	-	-	-	10,026,037
Other investments	579,751	9,499	-	9,363	21,033	213,036	832,682
Total Sol-denominated	1,258,449	10,400,125	2,113,817	143,813	2,854,124	3,741,193	20,511,521
Foreign Currency-denominated:
Peruvian government bonds	-	13,003	502,857	21,220	444,621	309,917	1,291,618
Equity securities (1)	208,689	-	-	-	-	-	208,689
Bonds	-	1,017,285	1,758,125	1,521,024	2,602,534	1,875,702	8,774,670
The Peruvian Central Bank certif. notes	-	-	-	-	-	-	-
Other investments	888,682	319,112	175,117	122,081	88,786	167,825	1,761,603
Total Foreign Currency-denominated	1,097,371	1,349,400	2,436,099	1,664,325	3,135,941	2,353,444	12,036,580
Total securities holdings:	2,355,820	11,749,525	4,549,916	1,808,138	5,990,065	6,094,637	32,548,101
Weighted-average yield							6.20%

(1)	Equity securities in our account are categorized as without maturity.

The maturities of our investment securities classified as trading and available-for-sale, as of December 31, 2017, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the criteria described below, our management has determined that the unrealized losses of our investments available-for-sale, as of December 31, 2017, 2016 and 2015 which amounted to S/36.7 million, S/178.4 million and S/450.5 million, respectively, were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

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

10.3   Loan portfolio

10.3.1   Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2013	2014	2015	2016	2017
	(Soles in thousands)
Loans (1)	50,774,283	63,804,147	73,989,049	78,829,537	84,592,203
Leasing receivables	8,588,951	9,280,086	9,574,964	8,302,898	7,401,018
Discounted notes	1,499,540	1,661,592	1,794,928	1,921,403	1,999,099
Factoring receivables	831,803	1,002,893	1,261,516	1,428,571	1,722,436
Advances and overdrafts in current account	456,689	560,743	75,220	151,613	113,630
Refinanced and restructured loans	371,833	647,802	769,309	844,956	915,614
Total performing loans	62,523,099	76,957,263	87,464,986	91,478,978	96,744,000
Internal overdue loans	1,437,253	2,009,328	2,311,242	2,620,411	3,020,914
Unearned interest	(75,378)	(117,160)	(192,381)	(114,879)	(66,823)
Accrued interest	476,953	659,929	744,652	784,391	779,684
Total loans (2)	64,361,927	79,509,360	90,328,499	94,768,901	100,477,775

(1)	The credit card amount is included by the years 2013 S/2,865 million, 2014 S/3,377 million, 2015 S/6,954 million, 2016 S/7,037 million and 2017 S/6,880 million
(2)	Total loans refer to direct loans plus accrued interest minus unearned interest. In our Consolidated Financial Statements, “loans, net of unearned income” refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in note (2), that amounted to S/13,036.7 million, S/17,319.5 million, S/19,004.7 million, S/19,832.0 million and S/19,369.6 million, as of December 31, 2013, 2014, 2015, 2016 and 2017 respectively. See Note 20 to the Consolidated Financial Statements.

The loan portfolio categories set forth in the table above are based on internal classification, which apply to loans generated by BCP, BCP Bolivia and ASB. We categorize loans as follows:

▪	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

▪	Leasing receivables: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.

▪	Discounted notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

▪	Factoring receivables: The sale of title of a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. Under factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.

▪	Advances and overdrafts in current account: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

▪	Refinanced loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when the debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

▪	Internal overdue loans: Includes overdue loans. See “Item 4. Information on the Company — 4.B Business Overview — (10) Selected statistical information — 10.3 Loan Portfolio — 10.3.9 Internal overdue Loan Portfolio” for further detail.

10.3.2   Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2013		2014		2015		2016		2017
	(Soles in thousands, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Commerce	9,163,740	14.24	11,427,341	14.37	8,592,281	9.51	15,522,180	16.38	16,418,351	16.34
Manufacturing	10,580,629	16.44	13,082,471	16.45	14,180,845	15.70	14,321,394	15.11	15,536,369	15.46
Mortgage Loans	10,730,628	16.67	12,498,191	15.72	13,258,992	14.68	14,495,454	15.30	15,452,087	15.38
Consumer Loans (1)	8,607,602	13.37	11,647,219	14.65	13,878,711	15.36	11,831,353	12.48	11,930,879	11.87
Realty Business and Leasing Services	3,579,330	5.56	5,134,696	6.46	6,554,783	7.26	7,084,598	7.48	6,025,150	6.00
Communication, Storage and Transportation	2,436,731	3.79	3,766,683	4.74	3,978,516	4.40	4,933,580	5.21	5,275,257	5.25
Small Business	4,118,941	6.40	3,813,398	4.80	7,378,361	8.17	4,625,421	4.88	4,973,681	4.95
Electricity, Gas and Water	3,015,101	4.68	3,932,016	4.95	4,434,448	4.91	4,672,459	4.93	4,281,746	4.26
Mining	2,933,733	4.56	2,508,209	3.15	2,736,641	3.03	2,378,855	2.51	3,124,405	3.11
Agriculture	1,379,604	2.14	1,740,497	2.19	2,195,990	2.43	2,297,446	2.42	2,584,970	2.57
Financial Services	792,103	1.23	1,397,287	1.76	1,718,962	1.90	2,216,396	2.34	2,302,449	2.29
Construction	1,327,429	2.06	1,884,714	2.37	1,996,678	2.21	2,056,598	2.17	2,112,349	2.10
Education, Health and Other Services	867,451	1.35	1,052,337	1.32	5,795,456	6.42	1,361,442	1.44	1,254,541	1.25
Fishing	580,815	0.90	426,458	0.54	420,734	0.47	411,860	0.43	414,042	0.41
Others (2)	3,846,515	5.99	4,655,074	5.85	2,654,830	2.94	5,890,353	6.21	8,078,638	8.05
Sub total	63,960,352	99.38	78,966,591	99.32	89,776,228	99.39	94,099,389	99.29	99,764,914	99.29
Unearned interest	(75,378)	(0.12)	(117,160)	(0.15)	(192,381)	(0.21)	(114,879)	(0.12)	(66,823)	(0.07)
Earned interest	476,953	0.74	659,929	0.83	744,652	0.82	784,391	0.83	779,684	0.78
Total	64,361,927	100.00	79,509,360	100.00	90,328,499	100.00	94,768,901	100.00	100,477,775	100.00

(1)	These amounts comprise:

	2013	2014	2015	2016	2017
	(Soles in thousands)
Personal Loans	5,742,434	8,270,517	6,719,258	7,347,714	7,469,877
Credit card	2,865,168	3,376,702	7,159,453	4,483,639	4,461,002
	8,607,602	11,647,219	13,878,711	11,831,353	11,930,879

(2)	Includes community services, hotels and restaurants and other sectors.

As of December 31, 2017, 91.02% of the loan portfolio was concentrated in Peru, and 6.28% of the loan portfolio was concentrated in Bolivia.

10.3.3   Concentrations of loan portfolio and lending limits

As of December 31, 2017, loans and other off-balance-sheet exposure to our 20 largest customers (considered economic groups), equaled S/16,076.0 million, and represented 16.75% of our total loan portfolio. See “Item 4 Information on the company — 4.B Business Overview — (9) Supervision and Regulation — 9.2 BCP and Mibanco— 9.2.8 Lending Activities” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/403.0 million to S/1,484.4 million, including 11 customers with over S/693.1 million. Total loans and other off-balance-sheet exposure outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2017: Class A (normal)—95.91%; Class B (potential problems)—2.02%; Class C (substandard)—2.07%; Class D (doubtful)— 0.00% percent; and Class E (loss)—0.00%. See “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”.

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

Including the regulatory capital of BCP Stand-alone, which amounted to S/16,398.3 million on December 31, 2017, BCP’s legal lending limits varied from S/819.9 million to S/8,199.2 million. Our consolidated lending limits, based on our regulatory capital on a consolidated basis of S/21,723.0 million on December 31, 2017, ranged from S/1,086.2 million to S/10,861.5 million. As of December 31, 2017, BCP was in compliance with the lending limits of Law 26702.

As of December 31, 2017, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

10.3.4   Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2013		2014		2015		2016		2017
	(Soles in thousands, except percentages)
Total loan portfolio:
LC-denominated	30,383,551	47.21%	39,604,255	49.81%	54,103,965	59.90%	56,007,585	59.10%	59,552,110	59.27%
FC-denominated	33,978,376	52.79%	39,905,105	50.19%	36,224,534	40.10%	38,761,316	40.90%	40,925,665	40.73%
Total loans (1)	64,361,927	100.00%	79,509,360	100.00%	90,328,499	100.00%	94,768,901	100.00%	100,477,775	100.00%

(1)	Includes unearned interest and accrued interest.

10.3.5   Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2017, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2017	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(Soles, except percentages)
Loans	84,592,203	16,143,635	16,222,226	17,575,981	10,445,102	24,205,259
Leasing receivables	7,401,018	548,027	1,479,803	2,369,988	1,455,069	1,548,131
Discounted notes	1,999,099	1,552,471	208,628	879	-	237,121
Refinanced and restructured loans	915,614	72,420	94,712	220,627	182,825	345,030
Factoring receivables	1,722,436	1,721,301	1,135	-	-	-
Advances and overdrafts in current Account	113,630	8,072	-	-	-	105,558
Total	96,744,000	20,045,926	18,006,504	20,167,475	12,082,996	26,441,099
Internal overdue loans	3,020,914
Unearned interest	(66,823)
Accrued interest	779,684
Total Loans (1)	100,477,775
% of total performing loan portfolio	100.00%	20.72%	18.61%	20.85%	12.49%	27.33%

(1)	Included unearned interest and accrued interest.

10.3.6   Loan portfolio by interest rate type

The following table sets forth the breakdown of our loan portfolio as of December 31, 2017 by interest rate type, currency, and remaining maturity:

	Amount at December 31, 2017	Maturing After 1 year
	Soles in thousands
Variable Rate
Sol-denominated	376,582	324,079
Foreign Currency-denominated	8,132,049	5,523,505
Total	8,508,631	5,847,584

Fixed Rate
Sol-denominated	59,032,589	37,389,425
Foreign Currency-denominated	32,223,694	15,459,504
Total	91,256,283	52,848,929

Sub total	99,764,914	58,696,513
Unearned interest	(66,823)
Accrued interest	779,684
Total loans	100,477,775

10.3.7   Classification of the loan portfolio

We classify BCP’s loan portfolio (which includes the loan portfolio of Mibanco and Solucion EAH) and ASB’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are.

▪	Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.

▪	Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/300,000 in total loans received from the financial system (excluding mortgage loans).

▪	Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.

▪	Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount to reserve should the borrower fail to make payments as they become due.

The following table sets forth our loan portfolio by class at the dates indicated:

	At December 31,
	2013	2014	2015	2016	2017
	(Soles in thousands)
Commercial loans	36,746,804	43,535,399	53,852,207	54,133,871	58,455,548
Residential mortgage loans	10,730,628	12,498,191	13,258,992	14,495,454	15,452,087
Micro-business loans	7,875,318	11,285,782	8,786,318	12,951,628	13,927,557
Consumer loans	8,607,602	11,647,219	13,878,711	12,518,436	11,929,722
Total	63,960,352	78,966,591	89,776,228	94,099,389	99,764,914
Accrued interest	476,953	659,929	744,562	784,391	779,684
Unearned interest	(75,378)	(117,160)	(192,381)	(114,879)	(66,823)
Total loans	64,361,927	79,509,360	90,328,409	94,768,901	100,477,775

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

The following table shows our direct loan portfolio at the dates indicated:

	At December 31,
	2013		2014		2015		2016		2017
Level of Risk	(Soles in thousands, except percentages)
Classification	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
A: Normal	60,559,195	94.6	74,255,334	94.1	83,863,952	93.4	87,972,245	93.5	93,483,605	93.7
B: Potential Problems	1,191,500	1.9	1,701,045	2.2	2,267,080	2.5	1,915,738	2.0	1,705,663	1.7
C: Substandard	673,075	1.1	736,088	0.9	866,764	1.0	1,059,315	1.1	1,165,318	1.2
D: Doubtful	779,020	1.2	1,054,541	1.3	1,252,320	1.4	1,276,464	1.4	1,278,544	1.3
E: Loss	757,562	1.2	1,219,583	1.5	1,526,112	1.7	1,875,627	2.0	2,131,784	2.1
Total (1)	63,960,352	100.0	78,966,591	100.0	89,776,228	100.0	94,099,389	100.0	99,764,914	100.0
C+D+E	2,209,657	3.5	3,010,212	3.8	3,645,196	4.1	4,211,406	4.5	4,575,646	4.6

(1)	Without unearned and accrued interest

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

10.3.8   Classification of the loan portfolio based on the borrower’s payment performance

We classify a loan as internal overdue mainly based on three aspects: (i) number of days as internal past-due, based on the due date contractually agreed; (ii) the banking subsidiary; and (iii) the type of loan. In that sense:

▪	BCP and Mibanco consider loans as internal overdue: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans and (iii) after 30 days for overdrafts. In the case of consumer, mortgage and leasing loans, the past-due installments are considered overdue after 30 to 90 days; after 90 days, the outstanding balance of the loan is considered internal overdue.

▪	ASB considers all overdue loans past-due, except for consumer loans, which are considered internal overdue when the scheduled principal and/or interest payments are overdue for more than 90 days.

▪	BCP Bolivia considers loans as internal overdue after 30 days.

The entire loan balance under IFRS 7 is considered past-due when debtors have failed to make a payment on the due date contractually agreed. For more detail, see Note 32.1(c) to the Consolidated Financial Statements. All the aforementioned has been contractually agreed with clients. Therefore, Credicorp’s internal overdue policy is in accordance with IFRS 7.

Furthermore, with regards to refinanced loans, Credicorp’s policy categorizes a loan as” refinanced” when a debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

Finally, non-performing loans are composed of internal overdue, refinanced and restructured loans. For further detail, see Note 32.1(c) to the Consolidated Financial Statements.

Over the past five years, we have recognized interest income on these loans of S/65.1 million in 2013, S/93.4 million in 2014, S/157.9 million in 2015, S/125.6 million in 2016 and S/162.4 million in 2017.

The following table sets forth the repayment status of our loan portfolio as of the dates indicated:

	At December 31,
	2013	2014	2015	2016	2017
	(Soles in thousand, except percentages)
Current	62,523,099	76,957,263	87,464,986	91,478,978	96,744,000
Internal overdue loans:
Overdue up to 90 days (2)	439,842	228,535	588,385	539,947	639,329
Overdue 90 days or more	997,411	1,780,793	1,722,857	2,080,464	2,381,585
Subtotal	1,437,253	2,009,328	2,311,242	2,620,411	3,020,914

Total loans (1)	63,960,352	78,966,591	89,776,228	94,099,389	99,764,914
Internal overdue loans amounts as % of total loans	2.25%	2.54%	2.57%	2.78%	3.03%

(1)	Without unearned interest and accrued interest.
(2)	The amount in 2017 would increase to S/965,387 thousand, approximately, if the outstanding balance of consumer, mortgage and leasing loans overdue to 90 days or less are included.

With respect to consumer, mortgage and leasing loans, BCP recognizes payments as overdue installments if the loan is less than 90 days overdue. The entire amount of the loans is considered as internal overdue after 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 32.1 to the Consolidated Financial Statements.

10.3.9   Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated

	At December 31,
	2013	2014	2015	2016	2017
	(Soles in thousand)
Internal overdue loan amounts:
Loans	1,255,583	1,716,823	1,942,958	2,231,198	2,563,755
Discounted notes	14,134	16,421	16,965	12,330	13,075
Advances and overdrafts in demand deposits	10,254	13,085	32,212	21,492	26,114
Leasing transactions	23,820	44,374	80,219	71,445	60,458
Refinanced and restructured loans	133,461	218,624	238,888	283,946	357,512
Total internal overdue loans	1,437,252	2,009,327	2,311,242	2,620,411	3,020,914
Less: Allowance for loan losses (1)	(2,385,958)	(3,102,096)	(4,032,219)	(4,416,692)	(4,943,008)
Total internal overdue loans portfolio net of allowance	(948,706)	(1,092,769)	(1,720,977)	(1,796,281)	(1,922,094)

(1)       Includes allowance for indirect credits (see “Item 4. Information on the company – 4.B Business Overview - (10) Selected Statistical Information — 10.3 Loan portfolio—10.3.11 Allowance for loan losses”).

As of December 31, 2017, total internal overdue loans were S/3,020.9 million, which included S/357.5 million of refinanced and restructured loans.

10.3.10   Total Non-performing loans

Non-performing loans include internal overdue loans (S/3,020.9 million as of December 31, 2017), as well as current refinanced and restructured loans (S/916 million as of December 31, 2017). Therefore, non-performing loans amounted to S/3,936.5 million. As of December 31, 2017 our delinquency ratio (internal overdue-loan ratio) was 3.01% and our non-performing loan ratio (including internal overdue and refinanced and restructured loans) was 3.92%. See “Item 4, Information on the Company - 4.B Business Overview - (5) Review of 2017 – 5.2 Financial Performance”

10.3.11   Allowance for loan losses

The following table shows the changes in our allowance for loan losses and movements at the dates indicated:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(Soles in thousands)
Allowance for loan losses at the beginning of the year	1,898,496	2,385,958	3,102,096	4,032,219	4,416,692
Provision, net of recoveries	1,230,371	1,715,809	1,880,898	1,785,495	1,789,165
Recovery of written-off loans	139,744	198,333	171,279	277,714	268,313
Loan portfolio written-off	(990,147)	(1,272,218)	(1,471,322)	(1,612,138)	(1,426,201)
Exchange difference and others (1)	107,494	74,214	349,268	(66,598)	(104,961)
Total allowance for loan losses at the end of the year	2,385,958	3,102,096	4,032,219	4,416,692	4,943,008

(1)	Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/U.S. dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”. The balance of the allowance for loan losses for the years 2015, 2016 and 2017 are included in Note 7(d) to the Consolidated Financial Statements.

Our allowance for loan losses, as of December 31, 2017, included S/4,500.5 million for credit losses and S/442.5 million for indirect or off-balance-sheet exposure losses as compared to S/4,207.1 million and S/209.6 million, respectively, in 2016. Our allowance for indirect loan losses is included in the “Other liabilities” caption of our consolidated balance sheet. See Notes 7(d) and 12(a) to the Consolidated Financial Statements.

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

10.3.12 Allocation of loan loss reserves

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, consumer and residential mortgage loans at the dates indicated (see also Note 7(d) to the Consolidated Financial Statements):

	At December 31,
	2013	2014	2015	2016	2017
	(Soles in thousands)
Commercial loans	448,435	556,270	1,197,713	1,235,970	1,680,126
Micro-business	865,469	1,124,072	1,372,099	1,353,168	1,476,578
Consumer loans	927,482	1,256,616	1,288,528	1,634,169	1,558,017
Residential mortgage loans	144,572	165,138	173,879	193,385	228,287
Total allowance	2,385,958	3,102,096	4,032,219	4,416,692	4,943,008

10.4 Deposits

In 2017, the increase of 13.0% in total deposits reflects the higher level of time deposits in soles, mainly at BCP Stand-alone.

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2015	2016	2017
	(Soles in thousands)
Demand deposits:
Sol-denominated	9,456,182	9,536,877	11,249,872
Foreign currency-denominated	19,043,808	18,969,393	18,520,404
Total	28,499,990	28,506,270	29,770,276
Savings deposits:
Sol-denominated	12,149,324	13,165,182	14,619,905
Foreign currency-denominated	12,755,241	13,518,952	14,013,194
Total	24,904,565	26,684,134	28,633,099
Time deposits:
Sol-denominated	9,935,654	10,134,070	12,444,449
Foreign currency-denominated	16,063,532	12,397,235	17,739,865
Total	25,999,186	22,531,305	30,184,314
Severance Indemnity Deposits
Sol-denominated	4,311,904	4,455,517	4,721,479
Foreign currency-denominated	2,871,517	2,662,168	2,449,455
Total	7,183,421	7,117,685	7,170,934
Bank’s negotiable certificates
Sol-denominated	19,626	50,850	120,501
Foreign currency-denominated	1,701,174	692,876	838,550
Total	1,720,800	743,726	959,051
Total deposits:
Sol-denominated	35,872,690	37,342,496	43,156,206
Foreign currency-denominated	52,435,272	48,240,624	53,561,468
Total deposits and obligations without interest payable	88,307,962	85,583,120	96,717,674

The following table presents the non interest demand deposits and the interest demand deposits:

	At December 31,
	2015	2016	2017
	(Soles in thousands)
Sol-denominated Demand deposits:
Non interest demand deposits	9,424,834	9,502,708	11,205,129
Interest demand deposits	31,348	34,169	44,743
Total	9,456,182	9,536,877	11,249,872
Foreign currency-denominated Demand deposits:
Non interest demand deposits	18,624,236	18,581,983	18,177,780
Interest demand deposits	419,572	387,410	342,624
Total	19,043,808	18,969,393	18,520,404

The following table sets forth information regarding the maturity of our certificates of deposit and time deposits in denominations of S/324,100 (US$100,000) or more on December 31, 2017:

At December 31, 2017
(Soles in thousands)
Certificates of deposit:
Maturing within 30 days	35,952
Maturing after 30 but within 60 days	10,367
Maturing after 60 but within 90 days	59,387
Maturing after 90 but within 180 days	304,973
Maturing after 180 but within 360 days	318,751
Maturing after 360 days	3,165,364
Total certificates of deposits	3,894,794

Time deposits:
Maturing within 30 days	9,001,640
Maturing after 30 but within 60 days	2,630,527
Maturing after 60 but within 90 days	2,345,249
Maturing after 90 but within 180 days	3,181,084
Maturing after 180 but within 360 days	3,245,955
Maturing after 360 days	1,796,447
Total time deposits	22,200,902

Total	26,095,696

10.5	Return on equity and assets

	At December 31,
	2015	2016	2017
Return on average assets (1)	2.13%	2.25%	2.50%
Return on average equity (2)	20.54%	19.64%	19.76%
Dividend payout ratio (3)	21.05%	63.27%	27.52%
Equity to assets ratio (4)	10.65%	11.63%	13.00%
Shareholders’ equity to assets ratio (5)	10.24%	11.29%	12.71%

(1)	Net income attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net income attributable to our equity holders as a percentage of average net equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net income attributable to our equity holders per share. The 2016 ratio includes an additional dividend of S/1,252.3 million
(4)	Average equity attributable to our equity divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

10.6	Short-term borrowing

Our short-term borrowing, other than deposits, equaled S/9,798.4 million, S/5,029 million and S/4,504 million, as of December 31, 2015, 2016 and 2017, respectively. Our average balances of borrowed amounts decreased in 2017 due to a reduction in working capital and interbank funds debts. For the years ended December 31, 2015, 2016 and 2017, the short-term borrowings also included repurchase transactions by the Peruvian Central Bank and interbank debts, which are presented separately in this Annual Report in the table set forth below.

	At December 31,
	2015	2016	2017
	(Soles in thousands, except percentages)
Year-end balance	9,798,420	5,028,960	4,503,771
Average balance	8,675,688	5,687,418	5,650,461
Maximum month-end balance	9,798,420	9,350,545	7,810,071
Weighted-average nominal year-end interest rate	3.07%	2.93%	2.94%
Weighted-average nominal interest rate	2.72%	2.85%	2.89%

4. C	Organizational structure

(1) Credicorp

The following tables show our organizational structure and the organization of our principal subsidiaries as of December 31, 2017:

(1)	Credicorp Ltd. directly holds an additional 3.73%.
(2)	Grupo Credito S.A. holds 33.59%
(3)	Credicorp Capital Holding Peru S.A. holds 85.02% of Credicorp Capital Peru S.A.A., Credicorp Capital Ltd holds an additional 12.795% of Credicorp Capital Peru SA.A.
(4)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity. Inversiones Credicorp Bolivia S.A. holds in 51.95%.
(5)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity. Inversiones Credicorp Bolivia S.A. holds in 51.87%.

(2)	BCP

(1)	Grupo Credito holds 1.757%.
(2)	Grupo Credito holds 49.56%.

BCP and its principal subsidiaries as of December 31, 2017 are as follows:

•	Mibanco, Banco de la Microempresa S.A., is a limited liability company that was chartered in Peru in March 1998. At the end of December 2017, BCP owns 93.598% of this entity’s shares and Grupo Credito, 1.757%. The corporate purpose of the bank is to engage in multiple banking services with a special emphasis on the micro and small business segments. The Bank’s operations are governed by the General Law of the Financial System and of Insurance and Organic System of the Superintendence of Banking, Insurance and AFP (herewith “Law of Banking, Insurance and AFP”) – Law N°26702. Mibanco S.A. is authorized by SBS to operate as a bank in accordance with the legal provisions in effect in Peru.

•	Solucion Empresa Administradora Hipotecaria S.A. is a company that specializes in offering mortgage loans. It was initially chartered as a financial company in 1979. After several modifications to the company’s structure, it became a mortgage loan company in 2010. BCP owns 100 percent of its shares. On September 1, 2017, Solucion Empresa Administradora Hipotecaria S.A. absorbed Edyficar Peru; of which Banco de Credito del Peru holds 99.95 percent, before the merger.

•	BCP Emisiones Latam 1 S.A. is a special purpose company is domiciled in Santiago, Chile. It was chartered in January 2009 and its sole purpose is to invest in all types of real estate securities and debt securities, which are financed through bond issuances in Chile. At the end of November 2015, this company absorbed Inversiones BCP SA, of which Banco de Credito del Peru holds 50.39 percent and Grupo Credito, 49.56 percent.

4. D	Property, plants and equipment

As of December 31, 2017, we owned 247 properties (244 in Peru, 1 in Bolivia and 2 in Chile) and rented 651 properties (629 in Peru, 19 in Colombia, 1 in Panama, 1 in Chile and 1 in UK), all of which we used for the operation of our network of branches and our business; we do not hold any lease agreements for these purposes. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 2017, we had 829 banking branches, of which 448 were branches of BCP and 326 of Mibanco in Peru. There are no material encumbrances on any of our properties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A	Operating results

(1) Critical accounting policies

1.1 Basis of presentation and use of estimates

The accompanying Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, a) Basis of presentation and use of estimates.

1.2 Consolidation

The Consolidated Financial Statements comprise the financial statements of Credicorp and its subsidiaries for all the years presented. Control is achieved when Credicorp is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, b) Basis of Consolidation.

1.3 Foreign exchange

Functional and presentation currency

Credicorp considers the Sol as our functional and presentation currency because it reflects the nature of the economic events and relevant circumstances given the fact its major transactions and/operations (such as lending, borrowing, financial income, financial expenses) and a significant percentage of our purchases are transacted in Soles.

Transactions and balances in foreign currency

Foreign currency transactions are those entered into in a currency other than the functional currency. These transactions are initially stated by Group entities at the exchange rates of their corresponding currencies at the transaction date. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, c) Foreign exchange.

1.4 Change in functional currency

Until December 31, 2013, Credicorp and its subsidiaries operating in Peru, except for private hospitals, determined that their functional and presentation currency would be the U.S. Dollar. Due to changes in the economic environment in Peru, where Credicorp’s main subsidiaries operate, and in accordance with IFRS, management conducted a review of the functional currency of Credicorp and its subsidiaries in Peru and decided to change Credicorp’s functional currency from the U.S. Dollar to the Sol, effective as of January 1, 2014.

In accordance with IAS 21, paragraphs 9 to 12, the main indicators that management considered were:

•	Changes in the economic environment of the country where the main subsidiaries operate;

•	The gradual increase of loans and deposits, financial income and expenses denominated in Soles;

•	The regulatory and competitive factors presented in the Peruvian financial system; and,

•	General de-dollarization of the Peruvian economy.

The principal changes in the economic environment that management considered were:

a)	Inflation has remained within the target range set by the BCRP. In December 2013, inflation was 2.96%, which was within the target range set by the BCRP.

b)	The Peruvian economy has shown a sustained growth over the last 10 years with CAGR (cumulative annual growth rate) of 5.3% during the period 2005-2014.

c)	It should be noted that among major emerging economies, Peru is a country that shows low vulnerability to possible external financial turbulence, which is reflected in its international financial and fiscal solvency indicators, such as the level of international reserves that exceeded US$65 billion at the end of 2013, equivalent to 32% of GDP figure. The aforementioned allowed the Peruvian Government to reduce exchange rate volatility and mitigate the impact of lower capital inflows.

d)	The participation of foreign currency loans in the total loan book has maintained its downward trend.

e)	In the last two years BCRP and SBS have been focused on incentivizing financial institutions to de-dollarize their loan portfolios. Some of the measures taken are:

(i)	High reserve requirements for foreign currency deposits and obligations.

(ii)	Specific de-dollarization targets to reduce the participation of foreign currency loans not only for the total loan portfolio, but also in mortgages and car loans.

(iii)	Higher risk weights that increase capital requirement for mortgage and consumer lending granted in foreign currency.

f)	Development of capital markets in Soles as it is reflected in:

(i)	The highest issuances of long-term treasury bonds were denominated in Soles.

(ii)	Existence of longer maturities on debt issued by the Central Government and Peruvian companies.

(iii)	Increase of Peruvian companies’ issuances in Soles.

Our Board of Directors discussed and approved the change in functional currency form the U.S. Dollar to Soles in its session held on January 22, 2014.

The change in functional currency was implemented prospectively on January 1, 2014. To give effect to this change, balances as of January 1, 2014 have been translated to Soles as follows in accordance with IAS 21 “The effect of changes in foreign exchange rates” following the methodology explained in Item 4. Information on the Company - 4.B Business overview - (10) Selected Statistical Information.

Credicorp Capital Holding Colombia, Credicorp Capital Holding Chile, ASB and BCP Bolivia each have maintained their functional currencies (Colombian Pesos, Chilean Pesos, U.S. Dollars and Bolivianos, respectively).

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

1.7 Financial Instruments: Initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity. For information about how we classify and measure financial instruments refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, f) Financial Instruments: Initial recognition and subsequent measurement.

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

1.10 Impairment of financial assets

Credicorp assesses at each date of the consolidated statements of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or of Credicorp financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments; that the borrower or a group of borrowers has a greater probability of entering bankruptcy or another legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, i) Impairment of financial assets.

1.11 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, j) Leases.

1.12 Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, Credicorp elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statements of income. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, n ) Business combination.

1.13 Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, Credicorp re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated financial income caption. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, p ) Goodwill.

1.14 Impairment of non-financial assets

Credicorp assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Credicorp estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, q ) Impairment of non-financial assets.

1.15 Derivative financial instruments

Credicorp negotiates derivative financial instruments in order to satisfy clients’ needs. Credicorp may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes. Credicorp also uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, Credicorp applies hedge accounting for transactions which meet the specified criteria. For further detail about the accounting policies used for Derivative financial instruments refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, y ) Derivative financial instruments and hedge accounting.

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

All assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

1.17 Segment reporting

Credicorp reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. For Credicorp, the CODM is the Chief Operating Officer (“CEO”). Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to segments.

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

1.20 Incorporation of IFRS9

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”. The new requirements were applied adjusting Credicorp’s consolidated financial statements as of January 1st, 2018, the date of IFRS9 application, without re-stating the information for the year 2017.

With regards to the classification and measurement defined by IFRS 9, the requirements defined three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss. An instrument is classified depending on the objective of its business model, and if the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

The combined application of the tests of the characteristics of the contractual cash flows and business models as of January 1st 2018 resulted in certain differences when comparing the financial assets classified under IAS 39 with the same financial assets classified under IFRS 9.

Approximately S/1,593.4 million of financial assets previously classified as available for sale under IAS 39 have been classified as fair value through profit or loss under IFRS 9. These assets had unrealized gains, which have been reclassified as retained earnings in the statement of changes in net equity.

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model under IAS 39 of credit losses incurred. In order to comply with the new model it is necessary to classify each asset in one of the following phases of expected credit losses:

• Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.

• Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.

• Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date.

Additionally, for the estimation of the parameters, the current macroeconomic condition is taken into account, as well as the expected macroeconomic conditions, base don three scenarios (base, optimistic and pessimistic), which are weighted to estimate the expected loss.

The application of the new model of impairment produced an increase in the reserve for credit losses. The most significant impacts that were recognized on January 1st 2018 are the following:

• An increase of S/320.7 millions in the provision for credit losses and the correspondent deferred income tax of S/94.6 millions; resulting in a reduction in retained earnings of S/226.1 millions.

• An increase of S/68.0 millions in the provision for investments and the correspondent deferred income tax, which is considered non-material, resulting in a reduction in retained earnings.

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, aligning the accounting of the hedging relationships more closely with the risk management activities of an entity.

For more detail of accounting policies see Note 3(ad)(i) to Consolidated Financial Statements.

(2) Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s segments, total revenues from the banking segment amounted to 78.6%, 77.9% and 79.4% of Credicorp’s total revenue in 2015, 2016 and 2017, respectively; therefore, the following historical discussion and analysis is presented principally for the banking segment, except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2015, 2016 and 2017 reflect the financial position and results of operations of our subsidiaries. See “Item 3. Key Information - 3.A Selected Financial Data.”

2.1 Results of operations for the three years ended December 31, 2015, 2016 and 2017

The following table sets forth, for the years 2015, 2016 and 2017, the principal components of our net income:

	Year ended December 31,
	2015	2016	2017
	(Soles in thousands)
Interest income	9,784,089	10,773,055	11,030,683
Interest expense	(2,527,133)	(2,914,714)	(2,959,196)
Net interest income	7,256,956	7,858,341	8,071,487
Provision for loan losses	(1,880,898)	(1,785,495)	(1,789,165)
Net interest income after Provision	5,376,058	6,072,846	6,282,322
Non-interest income	4,246,879	4,247,106	4,888,707
Insurance earned premiums net of claims on insurance activities	702,319	700,210	690,036
Other expenses	(5,964,664)	(6,128,734)	(6,286,131)
Income before income tax	4,360,592	4,891,428	5,574,934
Income tax	(1,197,207)	(1,281,448)	(1,393,286)
Net income	3,163,385	3,609,980	4,181,648
Net income attributable to:
Equity holders	3,092,303	3,514,582	4,091,753
Non-controlling interest	71,082	95,398	89,895

In 2017, the net income attributable to our equity holders increased 16.4% compared to 2016. This increase was primarily due to an increase in net interest income and non-interest income. The aforementioned offset the increase in other expenses (salaries and social benefits and administrative expenses), and the increase in income tax. In 2016, the net income attributable to our equity holders increased 13.7% compared to 2015. This increase was primarily due to an increase in net interest income and the decrease in provision for loan losses. The aforementioned offset the increase in other expenses (salaries and social benefits and administrative expenses), and the increase in income tax. See Item 5. Operating and financial review and prospects - 5. A Operating Results - (2) Historical Discussion and Analysis - 2.1 Results of Operations for the Three Years Ended December 31, 2017 - 2.1.6 Exchange difference.

The increase in net interest income was mainly a result of an increase in income from interest on loans and interest on available-for-sale investments. The aforementioned were partially offset by an increase in interest expense, mainly due to interest on deposits and obligations and interest on bonds and notes issued.

On the other hand, the increase in non-interest income was due mainly to the higher income from commissions and fees, net gains on sales of securities and net gains on derivatives held for trading, which in turn offset the decrease in net gains on foreign exchange transactions.

2.1.1 Net interest income

The following table sets forth the components of net interest income:

	Year ended December 31,
	2015	2016	2017
	(Soles in thousand)
Interest and similar income:
Interest on loans	8,706,372	9,479,867	9,546,454
Interest on available-for-sale investments	716,786	828,004	951,981
Interest on held-to-maturity investments	136,579	190,466	234,380
Interest on trading securities	68,538	86,568	113,484
Interest on due from banks	32,818	48,626	88,359
Dividends from investments available-for-sale and trading securities	55,594	51,831	52,906
Other interest and similar income	67,402	87,693	43,119
Total interest income	9,784,089	10,773,055	11,030,683

Interest and similar expenses:
Interest on deposits and obligations	859,797	1,062,751	1,132,041
Interest on bonds and notes issued	753,174	805,351	835,255
Interest on due to banks and correspondents	758,396	822,514	763,436
Other interest expenses and similar expense	155,766	224,098	228,464
Total interest expense	2,527,133	2,914,714	2,959,196
Net interest income	7,256,956	7,858,341	8,071,487

Our net interest income increased by 2.7% in 2017 compared to 2016, and increased by 8.3% in 2016 compared to 2015.

Interest and similar income increased by 2.4% in 2017 compared to 2016, after increasing by 10.1% in 2016 compared to 2015. The increase in 2017 was mainly due to higher income from interest on investments available-for-sale; and, to a lesser extent, higher income for interest on loans.

The average balance of our foreign currency denominated loan portfolio increased by 6.6% to S/39,379.4 million in 2017, as compared to S/36,942.5 million in 2016, which was a -0.1% decreased compared to S/36,987.5 million in 2015. The average balance of our Sol-denominated loan portfolio decreased by -0.04% to S/56,005.3 million in 2017, compared to S/56,028.0 million in 2016, which was a 15.8% increase from S/48,398.0 million in 2015. Credicorp’s loan portfolio expanded in connection with economic growth in Peru (2.5% and 4.0% real GDP growth in 2017 and 2016 respectively), due to growth in commercial loans.

Our average nominal interest rates earned on loans decreased from 10.2% in 2015 and 10.2% in 2016 and 10.0% in 2017. The average nominal interest rate for foreign currency-denominated loans increased from 6.3% in 2015, to 6.4% in 2016 and decreased to 5.2% in 2017. Average nominal interest rates for Sol-denominated loans decreased from 13.2% in 2015, then to 12.72% in 2016 and increased to 13.4% in 2017.

Interest and similar expense increased in 2017 by 1.5% to S/2,959.2 compared to an interest expense in 2016 of S/2,914.7 million, which was an increase of 15.3% compared to S/2,527.1 million in 2015. The increase in interest expense during 2017 was principally due to higher expenses for Interest on deposits and obligations, in line with (i) higher average volume of deposits, and (ii) the de-dollarization of deposits (in average balances for the year). Time deposits, which imply the highest costs, contracted. Nevertheless, as we explained in “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information - 10.4 Deposits”, the time deposits that posted a decrease were exclusively those denominated in foreign currency while those denominated in Soles expanded. The aforementioned put pressure on the interest expense and, consequently, on the funding cost given that lower cost deposits (foreign currency denominated) were replaced with higher rate deposits (Sol denominated).

Our average interest-bearing foreign currency denominated deposits decreased 1.0% to S/51,248 million from S/ 51,772 million in 2016. This followed an 8.8% increase in 2016 from S/47,590 million in 2015. Our average interest-bearing Sol-denominated deposits increased by 9.6% in 2017 to S/40,987 million from S/37,405 in 2016 and increased by 5.7% in 2016 from S/35,374 million in 2015.

Average nominal interest rates paid on foreign currency-denominated deposits was 0.70% in 2015 and 2016, and 0.8% and 2017. Average nominal interest paid on Sol-denominated deposits increased from 1.8% in 2015 to 2.2% in 2016 and decreased 2.1% in 2017.

Our net interest margin (net interest income divided by average interest-earning assets) was 5.40% in 2017, 5.36% in 2016 and 5.42% in 2015. See “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information”. The drop in net interest margin was associated with the increase in average interest earning assets, which was attributable to both an increase in loans and to growth in investments. The latter did not contribute to interest income to the same extent as loans, which meant that growth in net interest income was lower and diluted among higher levels of average interest earning assets.

2.1.2 Provision for loan losses

We classify all of our loans and other credits by risk category. We establish our allowance for loan losses based on criteria established by IAS 39 (see “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”).

The following table sets forth the changes in our allowance for loan losses:

	Year ended December 31,
	2015	2016	2017
	(Soles in thousand)
Allowance for loan losses at the beginning of the year	3,102,096	4,032,219	4,416,692
Provision, net of recoveries	1,880,898	1,785,495	1,789,165
Recovery of written-off loans	171,279	277,714	268,313
Loan portfolio written-off	(1,471,322)	(1,612,138)	(1,426,201)
Exchange difference and others (1)	349,268	(66,598)	(104,961)
Allowance for loan losses at the end of the year	4,032,219	4,416,692	4,943,008

(1) Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/U.S. Dollar exchange rate.

We recorded a provision (net of recoveries) for loan losses of S/1,789.2 million in 2017 and S/1,785.5 million in 2016. Total loan portfolio written-offs amounted to S/1,426.2 million in 2017 and S/1,612.1 million in 2016. Total recovery of written-off loans reached S/268.3 million in 2017 and S/277.7 million in 2016, constituting a 3.38% decrease in 2017. Loan loss provision expense in 2017 includes S/71.5 million required by BCP Bolivia (compared to S/59.5 million in 2016).

Total allowance for loan losses, which amounted to S/4,943.0 million in 2017, include the allowance for direct credits and indirect credits of approximately S/4,500.5 million and S/442.5 million, respectively.

2.1.3 Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2015	2016	2017
	(Soles in thousands)
Commissions and fees	2,644,191	2,771,561	2,911,408
Net gains on sales of securities	248,723	336,759	741,781
Net gains on foreign exchange transactions	773,798	698,159	650,228
Net gains on derivatives held for trading	207,938	44,500	103,580
Net gains from exchange difference	46,563	-	17,394
Net gains on financial assets designated at fair value through profit or loss	-	51,667	67,633
Other	325,666	344,460	396,683
Total non-interest income	4,246,879	4,247,106	4,888,707

The non-interest income, without including net premiums earned, increased by 15.1% to S/4,888.7 million in 2017 compared to S/4,247.1 million in 2016 and S/4.246.9 million in 2015. The increase in 2017 was primarily due to net gains from sales of securities and commissions and fees.

Commissions and fees increased by 5.0% to S/2,911.4 million in 2017 compared to S/2,771.6 million in 2016, which was an 4.8% increase from S/2,644.2 million in 2015. The increase in commissions and fees from 2016 to 2017 were primarily due to an increase in maintenance of accounts, transfers and credit and debit card services, and commissions for banking services.

Net gains on sales of securities increased 120.3% to S/741.8 million in 2017 compared to S/336.8 million in 2016, which was an increase of 35.4% from S/248.7 million in 2015. The increase from 2016 to 2017 was primarily due to the sale of shares that the Group held of Banco de Credito e Inversiones Chile (BCI) and of shares that the Group held of Enel Distribucion Peru (formerly Edelnor), which generated a profit, net of commissions, of approximately S/281.1 million and S/163.7 million, respectively. For further detail, please see Note 6(a)(x) to the Consolidated Financial Statements. The increase from 2015 to 2016 were primarily due to the increased volatility observed in capital markets, which caused the appreciation of stock prices in our investment portfolio

Net gains on foreign exchange transactions decreased 6.9% to S/650.2 million in 2017 compared to S/698.2 million in 2016, which was a decrease of 9.8% from S/773.8 million in 2015. Lower gains in 2017 compared to 2016 were primarily due to less spread in our currency exchange positions.

Other income increased by 15.2% to S/396.7 million in 2017, compared to S/344.5 million in 2016, which was an increase of 5.8% from S/325.7 million in 2015.

2.1.4 Insurance Premiums and Claims on Insurance Activities

The following table reflects the earned premiums and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2015	2016	2017
	(Soles in thousands)
Gross premiums	2,193,755	2,296,893	2,304,918
Premiums ceded to reinsurers, net	(470,112)	(503,586)	(499,803)
Assumed from other companies	10,335	5,808	3,225
Net premiums earned	1,733,978	1,799,115	1,808,340
Net claims incurred for general insurance	(256,361)	(244,777)	(269,845)
Net claims incurred for life insurance	(520,155)	(590,146)	(566,181)
Net claims incurred for health insurance	(255,143)	(263,982)	(282,278)
Total net premiums and claims	702,319	700,210	690,036

For further detail, please see Notes 23 and 24 to the Consolidated Financial Statements.

2.1.5 Operating Expenses

The following table reflects the components of our operating expenses:

	Year ended December 31,
	2015	2016	2017
	(Soles in thousands)
Salaries and employee benefits	2,878,318	2,942,743	3,071,020
Administrative expenses	1,995,802	2,094,678	2,158,823
Depreciation and amortization	396,497	407,061	419,975
Net loss from exchange difference	-	60,624	-
Impairment loss on goodwill	82,374	94	-
Net impairment loss on available-for-sale investments	43,801	14,459	766
Other	567,872	609,075	635,547
Total operating expenses	5,964,664	6,128,734	6,286,131

Salaries and employee benefits increased 4.4% in 2017, after 2.2% increase in 2016. The number of our personnel increased to 33,636 employees in 2017 from 33,282 in 2016 and 33,658 in 2015.

Our administrative expenses (which include taxes other than income taxes) increased by 3.1% in 2017, and 5.0% in 2016. The increase in 2017 resulted primarily from higher expenses in consulting and professional fees and services provided by third parties.

Depreciation and amortization increased by 3.2% to S/420.0 million in 2017 from S/407.1 million in 2016.

Other expenses increased by 4.3% to S/635.6 million in 2017 compared to S/609.1 million in 2016, which was an increase of 7.3% from S/567.9 million in 2015. The increased in 2017 was mainly due to other technical expenses of insurance and losses due to operational risk which amounted to S/34.8 million in 2017. The increased in 2016 was mainly due commissions from insurance activities which amounted to S/273.0 million compared to S/231.5 million in 2015.

2.1.6 Exchange difference

The exchange difference reflects exposure to appreciation of net monetary positions in foreign currencies, principally U.S. Dollars in 2017, 2016 and 2015 and Soles in previous years. We recorded a gain exchange difference of S/17.4 million in 2017, loss exchange difference of S/60.6 million in 2016 and a gain exchange difference of S/46.6 million in 2015.

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

As of December 31, 2017, 2016 and 2015, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). As of December 31, 2013, Credicorp’s net foreign exchange balance was the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock). "For further detail, see ITEM 11. Quantitative and qualitative disclosures about market risk - (10) Foreign Exchange Risk".

2.1.7 Income Taxes

We are not subject to income taxes, taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP, are subject to corporate taxation on income under Peruvian tax law. At December 31, 2017, the Peruvian statutory income tax rate was 29.5% on taxable profit after calculating the workers’ profit sharing, which is determined using a 5% rate. At December 31, 2016, the Peruvian statutory income tax rate was 28%.

An additional 5.0% withholding tax is applied on dividends, which we register as income tax based on the liquid amount received from BCP, Grupo Credito and Pacifico Seguros. Through Legislative Decree N°1261, published on December 11, 2016, the withholding tax on dividends for the profits generated was increased according to the following terms:

Rate for the profits generated in the years	%
Until 2014	4.1
2015 and 2016	6.8
From 2017 onward	5.0

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

The Bolivian statutory Income Tax rate is 25.0 percent. Financial entities have an additional rate if the ROE exceeds 6 percent. In that case, an additional 22.0 percent must be considered, with which the rate becomes 47 percent.

In the case of Chile, the first category income tax rate for domiciled legal entities who have opted for the attributed regime, is 25.0 percent for the year 2017 onwards, and for those under the partially integrated system, it is 25.5 percent for the year 2017 and 27.0 percent for the year 2018 onward. On the other hand, individuals or legal entities non-domiciled in Chile will be subject to an additional tax of 35.0 percent. Credicorp Capital Holding Chile, together with all of its subsidiaries opted for the partially integrated regime.

In the case of Colombia, the income tax rate for the year 2017 was 34.0 percent plus a surcharge of 6.0 percent and at December 31, 2016 it was 25.0 percent. In the year 2018, the rate will be 33.0 percent plus a surcharge of 4.0 percent and as from the year 2019, the rate will be only 33.0 percent.

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2016, 2015 and 2014, no taxable income was generated from their operations in the United States of America.

Tax expenses paid by the subsidiaries increased to S/1,393.3 million in 2017 from S/1,281.4 million in 2016, which was an increase from S/1,197.2 million in 2015. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2015, 2016 and 2017 were 27.46%, 26.20% and 24.99%, respectively. For further detail, see Note 18 to the Consolidated Financial Statements.

(3)       Financial Position

3.1 Total Assets

The following table shows changes to the principal assets of Credicorp from 2015 through 2017:

	2015	2016	2017	2017-2016	2016-2015
	Soles in millions			% Change	% Change
Cash and due from banks	22,392	16,646	23,222	39.5	(25.7)
Cash collateral, reverse repurchase agreements and securities borrowings	11,027	10,920	7,480	(31.5)	(1.0)
Trading securities	2,323	4,015	4,025	0.2	72.8
Investments available-for-sale	18,769	18,686	24,424	30.7	(0.4)
Investments held-to-maturity	3,582	5,118	4,413	(13.8)	42.9
Net loans	86,488	90,562	95,977	6.0	4.7
Other assets (1)	10,899	10,488	10,931	4.2	(3.8)
Total assets	155,480	156,435	170,472	9.0	0.6

(1) Includes Financial assets designated at fair value through profit and loss, Premiums and other policies receivable, Accounts receivable from reinsurers and coinsurers, Property, furniture and equipment, Other assets.

As of December 31, 2017, Credicorp had total assets of S/170.5 billion, an increase of 9.0% compared to total assets of S/156.4 billion as of December 31, 2016. In 2015, total assets were S/155.5 billion. In 2017, net loans increased by 6.0%. Investments available-for-sale and investments held-to-maturity increased mainly due to an increase in governments’ treasury bonds, certificates of deposit BCRP and corporate, leasing and subordinated bonds.

As of December 31, 2017, our total loans, which correspond to direct loans including accrued interest and excluding unearned interest, were S/100,477.8 million that represented 58.9% of total assets. Loans net of allowance for loan losses, were S/95,977.3 million. As of December 31, 2016, our total loans were S/94,768.9 million, which represented 60.6% of total assets, and net of allowance for loan losses were S/90,561.8 million. From December 31, 2016 to December 31, 2017 our total loans and loans net of allowance for loan losses increased by 6.0%.

Our total deposits with the Peruvian Central Bank increased to S/15,136.2 million as of December 31, 2017 from S/8,642.7 million as of December 31, 2016 (our total deposits with the Peruvian Central Bank were S/13,953.8 million in 2015). Our securities holdings (which include trading securities, available-for-sale and held-to-maturity investments) increased by 18.1% to S/32,862.0 million as of December 31, 2017 from S/27,819.1 million as of December 31, 2016 as compared to S/24,674.1 million in 2015. The increase of the securities portfolio in 2017 was primarily due to higher investments in governments’ treasury bonds, certificates of deposit BCRP and corporate, leasing and subordinated bonds.

(i)	Loan evolution

The increase of 6.0% of Credicorp’s total loans from 2016 to 2017 was a result of the expansion of BCP’s total loans, mainly of retail banking segments, as well as a higher level of total loans in BCP Bolivia and Mibanco. The following table shows the composition of Credicorp’s total loan portfolio in year-end balances:

Total year- end	2015	2016	2017	2016 - 2015	2017- 2016	2017 - %		2016-%
balances	Soles in millions			% Change		LC	FC(1)	LC	FC(1)
BCP (2)	75,793	79,102	83,044	4.4	5.0	61.7%	38.3%	62.0%	38.0%
Mibanco	7,911	8,712	9,471	10.1	8.7	98.8%	1.2%	98.0%	2.0%
Bolivia	4,732	5,486	6,309	15.9	15.0	-	100.0%	-	100.0%
ASB	3,175	3,128	2,675	(1.5)	(14.5)	-	100.0%	-	100.0%
Others (3)	(1,283)	(1,659)	(1,021)	N/A	N/A	-	-	-	-
Total loans	90,328	94,769	100,478	4.9%	6.0%	59.3%	40.7%	59.1%	40.9%

(1)	Includes mainly US dollar currency and other foreign currencies (BOB, COP, CLP).

(2)	Includes BCP Panama, BCP Miami, do not include the loan of BCP to Credicorp for the sale of BCI shares.

(3)	Includes other banking and elimination for consolidation.

Approximately 59.3% of Credicorp total loans are denominated in local currency, mainly as a result of BCRP’s de-dollarization program that set, among other points, goals for progressive de-dollarization by June 2015, December 2015, December 2016 and December 2017 for the following portfolios:

▪	the total foreign currency portfolio (excluding loans for foreign trade and loans issues for more than 3 years for amounts that exceed US$10 million); and

▪	the mortgage and car portfolios as a whole.

In 2017, BCP’s wholesale banking segment posted a decline of -1.1% in average daily balances. This was due to the decrease of -3.6% registered in the corporate banking segment, which was partially offset by growth in the middle-market segment of 3.9%. BCP’s retail banking loan book grew 3.1% in average daily balances due primarily to expansion in local currency loans across most of the portfolio’s segments. This growth was led by the SME-Pyme, mortgage, SME-Business and consumer segments. The variation in retail banking was due to:

▪	SME-Pyme loans grew 7.8% as a result of loan expansion in the LC portfolio.

▪	Mortgage loans grew 1.7% in 2017. Since mid-2013, disbursements in mortgage loans have been made primarily in LC, even reaching a level of 100% of disbursement in LC in most months.

▪	The SME-Business loans grew 4.2% in 2017. The increase was in both the LC and FC portfolio. Although approximately 53% of loans in this segment are denominated in foreign currency, the total SME-Business loans only represent approximately 5% of Credicorp’s total portfolio.

▪	The Consumer segment posted growth of 1.6% in 2017, mainly due to expansion of the FC portfolio. This reflects the decision made to resume growth in the segment.

▪	The Credit Card segment reported only a slight growth of 0.3%, due to the fact that the expansion in the FC portfolio was offset by the decrease posted by the LC portfolio. The FC loans in the credit card segment are associated with purchases in U.S. Dollars outside of Peru made over the internet or during trips by clients who pay in full at the payment date.

Mibanco’s loan portfolio grew 8.6% in 2017 due to the recovery in loan origination started in 2016, after the acquisition of Mibanco and a subsequent clean-up process during 2015. The speed of origination is still below Mibanco’s expected potential, which reflects the bank’s focus on prioritizing portfolio quality over accelerating the pace of loan growth, in light of the current macroeconomic context.

BCP Bolivia and ASB loans accounted for 9.0% of Credicorp’s total loan portfolio. BCP Bolivia loan portfolio increased 15.5% and ASB loan portfolio decreased -11.1% in 2017. Both portfolios account for the depreciation of the Bolivian Pesos and the U.S. Dollar against the Sol. BCP Bolivia’s increase in loans is consistent with the expansion of its corporate segment and its mortgage segment. The latter was a result of higher volume posted for mortgage loans after the Bolivian Government set lower financing rates for the regulated portfolio (productive sector and social housing), which pursuant to Bolivian law must account for 60% of total loans at the end of 2018.

The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:

Local currency	2015	2016	2017	2016 - 2015	2017 - 2016
year-end balances	Soles in millions			% Change
BCP	47,728	49,032	51,214	2.7	4.5
Mibanco	7,623	8,536	9,355	12.0	9.6

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:

Foreign currency	2015	2016	2017	2016 - 2015	2017 - 2016
year-end balances	U.S. Dollars in millions			% Change
BCP	8,227	8,960	9,821	8.9	9.6
Mibanco	84	53	36	(36.9)	(32.1)
Bolivia	1,387	1,635	1,947	17.9	19.1
ASB	931	932	825	0.1	(11.5)

The following table shows the composition of BCP Stand-alone’s loan portfolio, measured in average daily balances. The table includes average daily balances for the following years:

	2015	2016	2017	2016 - 2015	2017 - 2016
	Soles in millions			% Change	% Change
Wholesale Banking	38,520	41,215	40,743	7.0%	-1.1%
Corporate	25,239	27,584	26,586	9.3%	-3.6%
Middle-Market	13,281	13,631	14,157	2.6%	3.9%
Retail Banking	32,519	35,216	36,321	8.3%	3.1%
SME-Pyme	7,081	7,557	8,148	6.7%	7.8%
SME-Business	3,607	4,429	4,615	22.8%	4.2%
Mortgage	11,735	12,469	12,681	6.3%	1.7%
Consumer	6,266	6,453	6,556	3.0%	1.6%
Credit card	3,830	4,308	4,321	12.5%	0.3%
Others	557	691	732	24.1%	5.9%
Total loans	71,596	77,122	77,796	7.7%	0.9%

3.2 Total Liabilities

	2015	2016	2017	2017 - 2016	2016 - 2015
	Soles in millions			% Change
Time deposits	25,999	22,531	30,184	34.0	(13.3)
Demand deposits	28,500	28,506	29,770	4.4	-
Saving deposits	24,905	26,684	28,633	7.3	7.1
CTS	7,183	7,118	7,171	0.7	(0.9)
Bank's negotiable certificates	1,721	744	959	28.9	(56.8)
Interest payable	299	333	453	36.0	11.4
Total deposits	88,607	85,916	97,170	13.1	(3.0)

Payables from to repurchase agreements and security lending	14,600	15,128	13,416	(11.3)	3.6
Due to banks and correspondents	7,762	7,494	7,997	6.7	(3.5)
Bonds and notes issued	16,288	15,940	16,242	1.9	(2.1)
Other liabilities	11,495	11,840	13,393	13.1	3.0
Total liabilities	138,752	136,318	148,218	8.7	(1.8)

As of December 31, 2017, we had total liabilities of S/148.2 billion, a 8.7% increase from S/136.3 billion as of December 31, 2016, which was an decrease compared to S/138.3 billion in 2015. As of December 31, 2017, we had total deposits of S/97.2 billion, a 13.1% increase from S/85.9 billion on December 31, 2016 which was a 3.0% decrease compared to S/88.6 billion in 2015.

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2017, Credicorp accounted for 42.4% of all total savings deposits in the Peruvian banking system, 37.4% of all demand deposits in the Peruvian banking system, 33.0% of all time deposits in the Peruvian banking system and 36.4% of all total deposits in the Peruvian banking system, the highest of any Peruvian bank in all three types of deposits, according to the SBS. As of December 31, 2017, we had 46.3% of the entire Peruvian banking system’s CTS deposits, a decrease from 47.2% as of December 31, 2016 and 47.8% as of December 31, 2015, according to the SBS. We believe that we have traditionally attracted a high percentage of the savings, demand and time deposits market because of our reputation as a sound institution, our extensive branch network and the quality of our service.

For further discussion, see “Item 4. Information on the Company – 4.B Business Overview - (5) Review of 2016 – 5.2 financial performance – 5.2.2 Funding structure”.

3.3 Total Equity

	2015	2016	2017	2017 - 2016	2016-2015
	Soles in millions			% Change
Capital stock	1,319	1,319	1,319	-	-
Treasury stock	(209)	(209)	(209)	-	-
Capital surplus	284	281	272	(3.2)	(1.1)
Reserves and put options(1)	10,882	13,539	14,648	8.2	24.4
Other reserves	763	1,210	1,456	20.3	58.6
Retained earnings	3,089	3,517	4,271	21.4	13.9
Equity before minority interest	16,128	19,657	21,757	10.7	21.9
Non-controlling interest	600	460	497	8.0	(23.3)
Total equity	16,728	20,117	22,254	10.6	20.3

(1)	Regarding the put options, they refer to options we held related to the rights provided to non-controlling interest at Credicorp Capital, which were exercised in 2016. The options amounted to S/340.4 million as of December 31, 2015, and to S/ 0 as of December 31, 2016 and 2017.

As of December 31, 2017, we had total equity of S/22.3 billion, a 10.6% increase from S/20.1 billion as of December 31, 2016, which was an 20.3% increase compared to S/16.7 billion in 2015.

During 2017, 2016 and 2015 the shares have been 94,382,317 at US$5.00 par value. As mention in Note 17 of Consolidated Financial Statements, at December 31, 2017 treasury stock comprises the par value of 14,902,008 shares of Credicorp, which include 14,620,846 corresponds to Credicorp’s shares held by ASHC, a subsidiary of Credicorp, as it is explained in ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - 7. A Major Shareholders. The remaining 281,163 shares correspond to the Long-term compensation program of Credicorp for its key employees.

At the Board meetings held on February 22, 2017, February 24, 2016 and February 25, 2015, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,355.0 million, S/2,316.4 million and S/1,820.5 million, respectively.

During 2017, 2016 and 2015, Credicorp paid cash dividends, net of the effect of treasury shares, of approximately US$298.1 million, US$184.7 million and US$174.4 million, respectively (equivalent to approximately S/980.0 million, S/653.3 million and S/540.0 million, respectively). In this sense, during the years 2017, 2016 and 2015, cash dividend payouts per share totaled US$3.7, US$2.3 and US$1.8, respectively in accordance with current Peruvian legislation; there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2017 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax and at December 31, 2016 and 2015; the withholding rate was 6.8 percent.

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

(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of consolidated redeemable subordinated debt that is incurred with the sole purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	for the financial system consolidated group, all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; for the insurance system consolidated group, all investments in shares and subordinated debt issued by other local or foreign insurance companies;

(ii)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;

(iii)	for the financial system group, the amount by which (a) an investment in shares issued by a real sector company which is neither part of the holding nor part of the negotiable portfolio exceeds 15% of the financial system consolidated group’s regulatory capital; and (b) the amount by which the aggregate amount of all investments in shares issued by real sector companies which are not part of the holding and which are not part of the financial system consolidated group’s negotiable portfolio exceeds 60% of the regulatory capital.

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

(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS.

(iii)	Items deducted from Tier 1 capital include:

(iv)	current and past years’ losses;

(v)	deficits of loan loss provisions;

(vi)	goodwill resulting from corporate reorganizations or acquisitions; and

(vii)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;

(ii)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;

(iii)	the generic loan loss provision included in the supplementary capital of the financial consolidated group; and

(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital is comprised of consolidated redeemable subordinated debt computed in the consolidated groups.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;

(ii)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;

(iii)	all investment in shares issued by real sector companies which are not part of the holding and the negotiable portfolio, computed as deductions in the financial system consolidated group.

On October 2017, Credicorp’s Board approved the distribution of a special cash dividend of S/ 1,481.8 million for total outstanding shares, which was paid on November 14, 2017. The decision was based on its financial strength, the significant capital gains it has been making in recent years and its objective of optimizing the capital structure, and in accordance with the provisions set forth in the Company's By-Laws and Bermuda Law.

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group under IFRS rules, as of December 31, 2015, 2016 and 2017:

Regulatory Capital and Capital Adequacy Ratios	2015	2016	2017
Soles in Thousands
Capital stock	1,318,993	1,318,993	1,318,993
Treasury Stocks	-208,978	-209,322	-208,937
Capital Surplus	284,171	280,875	271,948
Legal and other capital reserves (1)	11,222,405	13,539,091	14,647,709
Non-controlling interest	376,318	324,474	348,646
Loan loss reserves	1,293,802	1,337,942	1,394,135
Perpetual subordinated debt	852,750	839,000	810,250
Subordinated debt	5,037,176	5,108,527	4,439,741
Investments in equity and subordinated debt of financial and insurance companies	-928,018	-728,626	-663,528
Goodwill	-633,877	-636,245	-635,975
Deduction for subordinated debt limit (50% of Tier I excluding deductions)	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital)	-	-	-
Total Regulatory Capital (A)	18,614,742	21,174,709	21,722,982

Tier I	10,843,057	12,121,151	12,644,124
Tier II + Tier III	7,771,685	9,053,558	9,078,858

Financial Consolidated Group (FCG) Regulatory Capital Requirements	15,562,251	16,495,175	17,385,609
Insurance Consolidated Group (ICG) Capital Requirements	964,728	961,365	913,427
FCG Capital Requirements related to operations with ICG	-126,149	-197,486	-287,730
ICG Capital Requirements related to operations with FCG	-	-	-
Total Regulatory Capital Requirements (B)	16,400,830	17,259,054	18,011,306
Regulatory Capital Ratio (A) / (B)	1.13	1.23	1.21
Required Regulatory Capital Ratio (2)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 11,071 million) and optional capital reserves (PEN 3,577 million).

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Soles-based transactions, and 20% for foreign exchange-based transactions. The aggregate average daily ratios of BCP and Mibanco during the month of December 2017 were 38.60% and 41.92% for Soles and foreign exchange-based transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacifico complied with all of their payment obligations.

The available sources of excess liquidity for Soles and foreign exchange-based transactions for BCP are as follows. Information with respect to BCP and Mibanco has been aggregated for December 2016 and 2017:

	2013	2014	2015	2016	2017
SOLES RATIO	Soles in thousands	Soles in thousands	Soles in thousands	Soles in thousands	Soles in thousands
CURRENT ASSETS
Cash	2,007,983	2,550,062	2,233,768	2,131,788	2,422,969
Deposits in BCRP and deposits in Peruvian banks	3,208,205	831,326	657,023	948,842	760,889
Peruvian Government treasury bonds and BCRP certificates of deposit	5,066,398	3,363,310	6,686,175	8,634,453	12,931,240
Others	4,363	14,131		40,411
Total	10,286,949	6,758,829	9,576,966	11,755,494	16,115,098
CURRENT LIABILITIES
Demand deposits	9,235,497	10,006,248	9,493,236	10,233,993	12,820,189
Saving deposits	9,644,537	10,481,434	11,443,247	12,591,901	14,041,156
Time deposits	8,287,408	7,845,596	10,796,239	11,643,949	12,484,275
Others	1,839,144	608,878	2,180,340	2,582,533	2,408,699
Total	29,006,586	28,942,156	33,913,062	37,052,376	41,754,319
Current ratio	35.46	23.35	28.24	31.73	38.60

	2013	2014	2015	2016	2017
FOREIGN EXCHANGE RATIO	Soles in thousands	Soles in thousands	Soles in thousands	Soles in thousands	Soles in thousands
CURRENT ASSETS
Cash	266,038	312,437	318,747	413,027	583,988
Deposits in BCRP and deposits in Peruvian banks	4,721,062	4,881,605	4,193,257	3,578,883	4,623,916
Peruvian Government treasury bonds and BCRP certificates of deposit	83,155	26,927	123,156	0	171,122
Others	114,801	95,734	216,234	153,400	658
Total	5,185,056	5,316,703	4,851,394	4,415,310	5,379,684
CURRENT LIABILITIES
Demand deposits	3,973,119	4,675,115	4,604,779	4,682,113	4,602,652
Saving deposits	2,298,928	2,629,064	3,135,044	3,399,034	3,689,212
Time deposits	3,059,009	2,212,701	3,528,667	2,252,924	3,191,678
Others	1,742,132	1,899,361	1,783,898	1,291,847	1,348,370
Total	11,073,188	11,416,241	13,052,388	11,625,918	12,831,912
Current ratio	46.83	46.57	37.17	35.66	41.92

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

Corporate policies have been implemented by the Group for liquidity risk management. These policies are consistent with the particular characteristics of each operating segment, in where each of the Group companies operates. Risk Management heads establish limits and autonomy models to determine the adequate liquidity indicators to be managed

Commercial banking: Liquidity risk exposure in BCP, BCP Bolivia, Mibanco and ASB is based on indicators such as the Internal Liquidity Coverage Ratio (ILCR) which measures the amount of liquid assets available to meet needs that would result from cash outflows within a given stress scenario for a period of 30 days, and the Internal Ratio of Stable Net Funding , which is intended to ensure that long-term assets are financed with a minimum number of stable liabilities within a prolonged liquidity crisis scenario; the latter indicator functions as a minimum compliance mechanism that supplements the ILCR. The core limits of these indicators are 100% and any excess is presented to the Credicorp Treasury and ALM Risk Committee, Credicorp Risk Management Committee and ALM Committee of the respective subsidiary. Furthermore, Credicorp has internal appetite risk limits that are monitored and informed to the Credicorp Treasury and ALM Risk Committee.

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

Investment banking: Liquidity risk in Credicorp Capital (Credicorp Capital Colombia, Credicorp Capital Chile and Credicorp Capital Peru) principally affects the security brokerage. In managing this risk, limits on the use of liquidity have been established as well as processed to promote matching maturities by dealing desk. Follow-up liquidity assessments are performed on a daily basis for a short-term horizon covering imminent settlements. If short-term unmatched maturities are observed, repos are used. On the other hand, structural risk of Credicorp Capital is not significant given the low levels of debt, which are monitored regularly using financial planning tools.

The following table presents our core deposits, other deposits and other sources of funds without accrued interest:

	At December 31,
	2015	2016	2017
	(Soles in thousands, except percentages)
Core Deposits:
Demand deposits	28,499,990	28,506,270	29,770,276
Savings deposits	24,904,565	26,684,134	28,633,099
CTS	7,183,421	7,117,685	7,170,934
Total core deposits	60,587,976	62,308,089	65,574,309

Other Deposits:
Time deposits	25,999,186	22,531,305	30,184,314
Bank certificates	1,720,800	743,726	959,051
Total deposits	88,307,962	85,583,120	96,717,674

Payables from repurchase agreements and security lending	14,599,750	15,127,999	13,415,843

Due to banks and correspondents	7,736,738	7,455,184	7,954,271

Bonds and notes issued	16,094,120	15,750,467	16,049,234

Total sources of funds	126,738,570	123,916,770	134,137,022
Core deposits as a percent of total deposits	68.6%	72.8%	67.8%
Core deposits as a percent of total sources of liquid funds	47.8%	50.3%	48.9%

BCP is required to keep deposits with the Peruvian Central Bank as legal reserves. The amount of required deposits with the Peruvian Central Bank is determined as a percentage of the deposits and other liabilities owed by BCP to its clients. The requirement is currently approximately 5.00% of BCP’s Soles-denominated deposits and approximately 32.40% of BCP’s U.S. Dollar-denominated deposits as of December 31, 2017. See “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation – 9.2 BCP and Mibanco– 9.2.7 The Peruvian Central Bank monetary and macro-prudential policy.” Legal reserves are intended to ensure availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Peruvian Central Bank and our investments in Peruvian Central Bank certificates of deposits:

	At December 31,
	2015	2016	2017
	(Soles in thousands, except percentages)
Funds at Peruvian Central Bank
Deposits	13,953,839	8,642,656	15,136,245
Certificates of deposit	6,006,110	7,062,505	10,026,038
Total funds at Peruvian Central Bank	19,959,949	15,705,161	25,162,283
Total funds at BCRP as a percent of total deposits	22.6%	18.4%	26.0%

BCP at times has accessed Peru’s short-term interbank deposit market, although it is generally a lender in this market. The Peruvian Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP.

As of December 31, 2017, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide, Corporacion Andina de Fomento (CAF), and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) ranging from 0.5% to 9.04%. As of December 31, 2017, we maintain S/7,294.5 million in such credit lines, secured by the collection of BCP’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. See Notes 14(a) and (c) to the Consolidated Financial Statements. As of December 31, 2017, 2016 and 2015, borrowed funds due to banks and correspondents amounted to S/7,996.9 million, S/7,493.9 million and S/7,762.5 million, respectively.

A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2017, 2016 and 2015, BCP had S/100 million of outstanding leasing bonds. These bonds have maturities of up to two years. See Note 16 to the Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2015	2016	2017
	(Soles in million)
Issued bonds
Senior notes	-	1,007	2,000
Corporate bonds	100	561	182
Subordinated bonds	70	100	30
Total issuance	170	1,668	2,212

In January of 2017, BCP issued corporate bonds due in January of 2020 for S/182.4 million, with a fixed annual interest rates of 5.91% and in June 2017, Mibanco issued subordinated bonds due in June 2027 for S/30.0 million with a fixed annual interest rate of 7.22%.

Additionally, in October of 2017, BCP issued senior notes due in October of 2020 for S/2,000.0 million with a fixed annual interest rate of 4.85%.

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

The principal sources of funds for Pacifico Seguros’ insurance operations are premiums and amounts earned on invested assets. The major uses of these funds are the payment of policyholder claims, benefits and related expenses, reinsurance costs, commissions and other operating costs. In general, Pacifico Seguros’ insurance operations generate substantial cash flow because most premiums are received in advance of the time when claim payments are required. Positive operating cash flows, along with the portion of the investment portfolio that is held in cash and highly liquid securities, historically have met the liquidity requirements of insurance operations and is sufficient for the Company’s present requirements.

5. C	Research and Development, Patents and Licenses, Etc.

Not applicable.

5. D	Trend Information

We expect that 2018 will show an economic environment of relatively low growth for Peru. The Peruvian economy continues facing the challenge of recovering foreign private investment. This economic environment represents a challenging scenario mainly for Credicorp’s banking business.

In the middle of a scenario of still low loan growth, we will continue to roll out our strategy to strengthen risk management in Retail Banking segments. We will focus on improving our clients’ experience through different points of access and in particular, by improving and innovating our digital banking venue. As such, we will continue to seek an adequate balance between market share, profitability and operating efficiency.

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

In the insurance business we expect to continue strengthening the bancassurance strategy to take advantage of synergies that can be developed in the group. In 2018, we will improve the efficiency with which we use our resources, thanks to the merger between Pacifico Vida and Pacífico Seguros Generales, to improve client capture and retention. To accomplish this, we will focus on deploying digital innovation through different channels and products.

In 2018, the strategy of the pension fund business will continue to focus on improving the public’s perception of this business and its credibility. Given that we won the third tender for new affiliates to the private pension system, we will need to improve operating efficiency to maintain the profitability levels that we have reported over the last few years. Our objective is to strengthen long-term sustainability and our strategy by optimizing risk management; rolling out innovation in our digital channels; and strengthening client retention levels.

On the investment banking front, we will continue to consolidate our position as the best financial advisory service in Peru, Chile and Colombia. We will strengthen our regional offer for equity management services and will complement our range of joint products, services and operations with ASB while continuing to develop our Corporate Finance businesses in Colombia and our alternative funds at the regional level.

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

The following table reflects our off-balance sheet arrangements as of December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
	(Soles in thousand)
Off-balance-sheet exposure
Guarantees and stand-by letters	17,415,674	18,000,311	17,688,087
Import and export letters of credit	1,589,006	1,831,674	1,681,472
Sub Total	19,004,680	19,831,985	19,369,559

Responsibilities under credit line agreements	23,002,691	25,812,963	23,553,406

Derivatives (notional amount)
Forwards	11,472,027	9,313,965	10,846,203
Currency swaps	16,586,466	7,518,170	8,528,764
Options	2,135,684	2,747,601	410,982
Interest rate swaps	19,306,073	36,530,627	43,739,343
Cross currency swaps	644,398	1,880,775	2,033,993
Cross currency swaps and interest rate swaps	272,880	268,480	259,280
Sub Total	50,417,528	58,259,618	65,818,565

Total	92,424,899	103,904,566	108,741,530

In the normal course of their business, our banking subsidiaries are parties to transactions with off-balance-sheet risk. These transactions expose them to additional credit risks relative to amounts recognized in the consolidated balance sheets.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 20 (a) of the Consolidated Financial Statements), including the requirement to obtain collateral when necessary. The collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required. Therefore the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2017 and 2016, the nominal amounts for forward currency purchase and sale agreements were approximately S/10,846.2 million and S/9,314.0 million, respectively, which in general have maturities of less than one year.

These agreements are entered into to satisfy client requirements and are recognized in the Consolidated Financial Statements at their fair value. As of December 31, 2017, the forward contracts net position is an over-bought of U.S. Dollars of approximately S/ 959.5 million compared to an over-sell of approximately S/1,183.3 million as of December 31, 2016.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swaps are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2017, the notional amount of open interest rate and currency swap contracts was approximately S/52,268.1 million, compared to approximately S/44,048.8 million as of December 31, 2016, see Note 12(b) to the Consolidated Financial Statements.

Cross-currency swap derivative contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2017, the notional amount of cross-currency swap contracts were approximately S/2,293.3 million compared to approximately S/2,149.3 million as of December 31, 2016, see Note 12(b) to the Consolidated Financial Statements.

As of December 31, 2017, the fair values of the asset and liability forward-exchange contracts, options and interest rate and cross-currency swaps amounted approximately to S/701.8 million and S/636.8 million, respectively (compared to approximately S/942.6 million and S/673.0 million as of December 31, 2016) and are included under the caption “Other assets and other liabilities” of the consolidated balance sheets, respectively, see Note 12(b) to the Consolidated Financial Statements.

Responsibilities under credit line agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

5. F	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2017.

		Payments due by period
	Total as of December 31, 2017	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Soles in thousand)
Borrowed funds	5,264,545	3,375,294	1,359,725	111,297	418,229
Promotional credit lines	2,029,989	189,850	355,310	341,280	1,143,549
Interbank funds	659,737	659,737	-	-	-
Time deposits	30,184,314	23,888,537	3,478,314	702,962	2,114,501
Operating lease obligations (1)	682,681	145,256	227,957	159,833	149,635
Total	38,821,266	28,258,674	5,421,306	1,315,372	3,825,914

(1)	Contractual obligations related to operating lease obligations include leasing of agencies, offices and ATM.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1) Board of Directors

The following table sets forth information about the persons that serve as our directors:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	15
Raimundo Morales Dasso	Vice Chairman	10
Fernando Fort Marie	Director	36
Juan Carlos Verme Giannonni	Director	28
Benedicto Cigüeñas Guevara	Director	13
Martin Perez Monteverde	Director	4
Luis Enrique Romero Belismelis	Director	1
Patricia Lizarraga Guthertz	Director	1

(1) In Credicorp or BCP as of December 31, 2017.

Dionisio Romero Paoletti

Dionisio Romero Paoletti is the Chairman of the Board of Directors of Credicorp and Banco de Credito del Peru (BCP) since 2009. Also, he served as the Chief Executive Officer of Credicorp from 2009 until March 31st 2018. Mr. Romero currently serves as the Executive Chairman of Credicorp. Mr. Romero has served as a board member of BCP since 2003 and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also Chairman of the Board of other Credicorp’s subsidiaries such as Banco de Credito de Bolivia, Pacifico Compañia de Seguros y Reaseguros S.A., Credicorp Capital Ltd., and Grupo Credito S.A. Mr. Romero is Chairman of the Board of Alicorp S.A.A., (consumer products). Furthermore, he is member of the Board in other companies in different industries such as Ransa Comercial S.A. (Logistics), Trabajos Maritimos S.A.(port infrastructure), Palmas del Espino S.A. (palm oil) , Primax S.A. (energy), Agricola del Chira S.A. (sugar and ethanol), Inversiones Centenario S.A.A. (Real Estate), Hochschild Mining Inc. and, Sierra Metals Inc.(mining and exploration), among others. Mr. Romero P. has a Bachelor’s Degree in Economics from Brown University, USA and an MBA from Stanford University, USA.

Raimundo Morales Dasso – Independent Director

Mr. Morales has been the Vice-Chairman of the Board of Directors since 2009 and 2008, at Credicorp Ltd. and BCP, respectively, as well as of Pacifico Compañia de Seguros y Reaseguros. He joined BCP in 1980 and held different executive management positions, including Executive VP for Wholesale Banking and Credit and Risk Management. He became CEO of BCP in 1990 until 2008, when he retired. Mr. Morales was also Chairman of the Board and CEO of Atlantic Security Bank (subsidiary of Credicorp). He led the IPO for the listing of Credicorp’s shares on the NYSE in October 1995.

In addition to his vast knowledge of Credicorp, Mr. Morales brings his experience since 2008 as Director of companies in different industries, including food, cement, insurance and pension funds. He also has experience in a range of organizations, including the Association of Banks of Peru (ASBANC) and Association of AFPs, and was Vice-Chairman of the National Confederation of Private Business Institutions in Peru (CONFIEP).

Prior to joining Credicorp, Mr. Morales worked for 10 years at Wells Fargo Bank in its offices in San Francisco, Miami (USA), Sao Paulo in Brazil, Caracas (Venezuela), and Buenos Aires (Argentina). His last position at this organization was as Regional VP.

Mr. Morales has a bachelor’s degree in Economics and Administration from the Universidad del Pacifico (Peru) and holds an MBA from the Wharton Graduate School of Finance of the University of Pennsylvania (USA).

Fernando Fort Marie

Mr. Fort has been a Director of Credicorp Ltd. since 1999, and of BCP since 1979, with the exception of the years 1988 and 1989.

Mr. Fort is an attorney at law. A graduate of the Pontificia Universidad Catolica del Peru, he is a senior partner at Estudio Fort, Bertorini, Godoy & Pollari, which specializes in business advisory services. In the past he has given advice to firms with international presence such as Pepsico, Inc., International Finance Corporation (IFC), Alcatel, International Telephone & Telegraph (ITT), Sheraton Hotels, Volvo Corp., Sandvik, Procter & Gamble, Crown Cork, Chrysler Corp., etc.

He has been a member of the board of numerous private companies in Peru. He currently acts as Vice Chairman of the Board at ENEL Distribucion Peru S.A.A., a subsidiary of ENEL, Italy. He is also a board member of several other institutions.

Mr. Fort’s contribution to Credicorp and BCP is focused primarily on legal matters.

Juan Carlos Verme Giannonni – Independent Director

Mr. Verme is a private investor and entrepreneur. He has served on the Board of Directors of BCP since March 1990. Mr. Verme is Chairman of Inversiones Centenario, and a member of the Board of directors of other Peruvian companies in different sectors such as education, health and construction. He is the Chairman of the Board of Trustees of the Museo de Arte de Lima (MALI), and Trustee of Tate Americas Foundation from United Kingdom, as well as, Vice President of the Museo Reina Sofia Foundation from Madrid, Spain.

Benedicto Cigüeñas Guevara – Independent Director

Mr. Cigueñas has served as a Director of Credicorp Ltd, Banco de Credito del Peru – BCP and Mibanco from January 2014 to date, January 2005 to date and 2014 to date, respectively. From 1992 to 2004, Mr. Cigüeñas served as Chief Financial Officer at BCP and Credicorp. Previously, he was Peru’s Vice Minister of Economy and Finance from 1979 to 1981, and was also an executive at the Peruvian Central Bank- BCRP from 1966 to 1971. Mr. Cigüeñas was also CEO of Banco Continental (today BBVA Continental); Banco de la Nacion (State-owned banck); and Banco Exterior de los Andes y de España (Regional Office in Peru). Mr. Cigüeñas brings to the Board of Directors his deep knowledge of financial matters and macroeconomic policy as well as his extensive experience in Credicorp’s businesses.

Mr. Cigüeñas is an Economist from the Universidad Catolica del Peru and has a Master’s degree from Colegio de Mexico.

Martin Perez Monteverde

Mr. Perez has been a Director at Credicorp Ltd. since 2014 and of the Banco del Credito of Peru since 2014. He has more than 25 years of experience in the private sector as both General Manager and Director of leading financial and real estate companies in Peru, including Grupo Pacifico, Toyota, Mitsui & Co. Peru. Additionally, Mr. Perez has led institutions linked to the economic sector, including the Instituto Peruano de Economia (former Director), the Sociedad de Comercio Exterior del Peru (Director) and Asociacion inPeru (Director). He was also President of the Confederacion Nacional de Instituciones Empresariales Privadas, CONFIEP, from 2015-2017.

Mr. Perez has five years of experience in the public sector as a Congressman and Minister of Foreign Trade and Tourism (period 2006-2011). His contributions to the board reflect his rich experience in negotiation, advanced financial analysis, strategic planning and merger and acquisitions.

Mr. Perez has a degree in Business Administration, Marketing and Finance from the Universidad del Pacifico; a Diploma from the Programa de Alta Direccion of the Universidad de Piura; and has participated in the Wharton Management Congress USA at the University of Pennsylvania.

Luis Enrique Romero Belismelis

Mr. Romero B. has been a Director of Credicorp Ltd. since 2017 and of the Banco de Credito of Peru since 2009. He is also on the board of Pacifico Seguros and has been a loan officer at Atlantic Security Bank.

Mr. Romero has worked as Head of Finance and General Manager of different groups in Grupo Romero’s consumption and service segments. Currently, he is Chairman of the Board of the storage and logistics sector and port terminals and Vice Chairman of the Board of companies in the consumer, real estate, textile, industrial, commerce and service sectors.

Mr. Romero B. holds a Bachelor of Economics from Boston University (U.S.A.).

Patricia Lizarraga Guthertz - Independent Director

Ms. Patricia Lizarraga is director of Banco de Credito del Peru BCP y de Credicorp Ltd. Ms. Lizarraga is an experienced Wall Street executive with over 25 years working in international mergers & acquisitions, capital markets, private equity and valuation experience. She is the founder and Chief Executive Officer of Hypatia Capital Group, since 2007, and founder and major shareholder of family group Grupo del Ande. Ms. Lizarraga’s board experience includes serving as both President of the Board and Chair of the Audit Committee of non-profit organizations, as well as private company board experience. She served as President of the Privatization Committee of Toll Roads of Peru. Ms. Lizarraga received her Bachelor of Arts degree from Yale University and her Master’s of Business Administration from Harvard Business School.

Codan Services serves as Corporate Secretary. Ms. Miriam Böttger is the Deputy General Secretary.

(2) Senior Management

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

The following table sets forth the name, position and term of service for each member of our Senior Management:

Position (1)	Name	Entity
Executive Chairman	Dionisio Romero P.	Credicorp
Chief Executive Officer	Walter Bayly	Credicorp
Deputy CEO (LOB Universal Banking)	Gianfranco Ferrari	Credicorp
Deputy CEO (LOB Insurance & Pension Funds)	Alvaro Correa	Credicorp
Chief Risk Officer	Reynaldo Llosa	Credicorp
Chief Financial Officer	Cesar Rios	Credicorp
Head of Investment Banking & Wealth Management	Christian Laub	Credicorp
Head of Microfinance	Javier Ichazo	Credicorp
Head of Wholesale Banking at BCP	Diego Cavero	BCP
Head of Retail Banking at BCP	Percy Urteaga	BCP
CEO of Prima AFP	Renzo Ricci	Prima AFP
CEO of ASHC	Juan Inchaustegui	ASHC
CEO of BCP Bolivia	Marcelo Trigo	BCP Bolivia
Chief Corporate Audit Officer	Jose Esposito	Credicorp
Chief of Human Resources Officer	Bernardo Sambra	Credicorp
Chief Compliance Officer	Barbara Falero	Credicorp
Head of Legal	Guillermo Morales	Credicorp
Head of Talent Management	Ursula Alvarez	Credicorp
Head of Strategy and Business Development	Marco Roca	Credicorp
Head of Corporate Affairs	Enrique Pasquel	Credicorp

(1)	In Credicorp or in any subsidiary as of December 31, 2017.

Walter Bayly

Mr. Bayly has been appointed as the CEO of Credicorp Ltd. since April 2018. Previously he was the CEO of BCP and COO of Credicorp Ltd. since April 2008. Currently he is the Chairman of the Board of Mibanco, Prima AFP, and Credicorp Capital. He is also a member of the Board of other Credicorp’s subsidiaries such as BCP Bolivia, Atlantic Security Bank and Pacifico Cia. de Seguros y Reaseguros.

Previously, Mr. Bayly was the CFO of BCP and held other management positions in Wholesale Banking, Investment Banking and Systems & Reengineering groups. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa Mexico where he was Partner and Managing Director in Corporate Finance. Prior to that, for ten years he worked at Citibank in Lima, New York, Mexico, and Caracas, primarily in corporate finance and loan syndications.

Mr. Bayly is currently member of the Board of Directors of The Institute of International Finance, Peruvian American Association, Inversiones Centenario, and the Fondo de Seguro de Depositos (Deposit Insurance Fund for the Peruvian Banking System), and Member of the Board of Advisors for Universidad del Pacifico and the Peruvian Chapter of Universidad Tecnologica de Monterrey.

Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacifico in Lima, Peru, and an MBA from Arthur D. Little Management Education Institute in Cambridge, Massachusetts.

Gianfranco Ferrari

Mr. Ferrari has been appointed as Deputy CEO & Head of Universal Banking of Credicorp Ltd. and as CEO of BCP since April 2018. He has worked at Credicorp Ltd. since 1995. Mr. Ferrari has an extensive and diverse experience after holding strategic roles such as Head of Corporate Banking & Corporate Finance, Head of Retail Banking & Wealth Management at BCP, and CEO of BCP Bolivia from 2005 to 2008. He led the acquisition of Edyficar in 2009 and Mibanco in 2014. In 2015, he started leading the Digital Transformation Strategy. He has also been the Vice-Chairman of the Board of Directors at Mibanco, and member of the Board of BCP Bolivia.

Mr. Ferrari holds a degree in Business Administration from Universidad del Pacifico, and has an MBA from Kellogg Graduate School of Management, Northwestern University.

Alvaro Correa

Mr. Correa has been appointed as Deputy CEO of Credicorp Ltd. and the Head of Pension Funds since April 2018. Furthermore, Mr. Correa oversees the insurance, pension funds, investment banking, asset & wealth management businesses. Mr. Correa also serves as the CEO of Grupo Pacifico since 2013.

Mr. Correa joined BCP in 1997, where he held different management positions in Risk and IT at BCP, CEO of Atlantic Security Bank and BCP’s Miami Agency. From April 2008 to September 2013, Mr. Correa was the CFO of Credicorp Ltd. and BCP. Currently, he is member of the Board at Prima AFP and Credicorp Capital Ltd.

Mr. Correa holds an Industrial Engineering degree from the Pontificia Universidad Catolica del Peru and an MBA from Harvard Business School.

Reynaldo Llosa

Mr. Llosa is the Chief Risk Officer of Credicorp Ltd. and BCP since January 2012. Previously, Mr. Llosa held different positions at BCP as Head of Risk, Head of Middle-Market Banking and Head of Corporate Banking. Currently, he is member of the Board at Mibanco.

Mr. Llosa holds a Bachelor’s degree in Business Administration from St. Mary's University, San Antonio, Texas, USA, and an MBA with specialization in Finance from Northwestern University (J.L. Kellogg Graduate School of Management), Chicago, Illinois, USA.

Cesar Rios

Mr. Rios has been appointed as Chief Financial Officer of Credicorp and BCP since April 2018. He has worked at Credicorp since 1993, when he joined as an Associate in Corporate Finance. In 1997, he was appointed CFO and COO of Banco Capital in Salvador, after Credicorp acquired this institution. In 2003, Mr. Rios re-joined BCP, where he worked in strategic roles such as Head of Credit and Operating Risk in the Risk Management Unit; Head of Collections for Retail Banking; and Head of Corporate Strategy, which includes corporate strategy, internal consulting, M&A, and business incubation. In 2013, he became Head of Financial Planning and Control at BCP. Currently, he is member of the Board at Mibanco.

Mr. Rios holds a Bachelor’s Degree in Engineering from Pontificia Universidad Catolica in Peru; a Master´s Degree from ESAN Escuela de Administracion de Negocios para Graduados in Peru; and an MBA from the Massachusetts Institute of Technology Sloan Fellows Program in the United States.

Christian Laub

Mr. Laub is the Head of Investment Banking & Wealth Management of Credicorp Ltd. since April 2018, and the CEO of Credicorp Capital, Credicorp’s Regional Investment Bank. Previously, Mr. Laub was the Head of the Corporate and Investment Banking Division, Corporate Finance Area and Capital Markets Area at BCP. Mr. Laub has also been CEO of Credifondo SAF and was an Associate at Atlantic Security Bank’s Asset Management Group.

Additionally, Mr. Laub has been President of the Board of Directors at the Lima Stock Exchange from 2013 to 2016.

Mr. Laub holds an Economics degree from Universidad del Pacifico and an MBA from Harvard Business School.

Javier Ichazo

Mr. Ichazo has been the Head of Microfinance of Credicorp Ltd. since April 2018 and the CEO of Mibanco since October 2017. He began his career at BCP in 1996 and held different positions in various regions of Peru. In addition to his extensive knowledge in banking and finance. Mr. Ichazo brings his experience as a Business Manager from 2004 to 2017 at BCP. Mr. Ichazo is Chairman of the Board of Edyficar SAS (Encumbra) and Vice Chairman of the Board of ASOMIF (Association of microfinance institutions of Peru).

Mr. Ichazo has a bachelor’s degree in Economics and Administration from the University of Piura (Peru) and holds an MBA from the School of Management of the University of Piura.

Diego Cavero

Mr. Cavero has been the Head of Wholesale Banking at BCP since April 2018 and was the Head of the Efficiency, Administration and Processes Division from October 2016 to March 2018. He started working at Credicorp Ltd. since 1994. His extensive experience in the organization includes expertise in different strategic and business areas such as Corporate Banking, International Business, Cash Management Products and Services, Efficiency, Customer Service, Operations, Retail Banking and Procurement. Mr. Cavero has served in several executive positions such as Head of Corporate Banking which comprises the areas of Corporate Banking, International Businesses, Cash Management Services, and Leasing. He was also CEO of BCP Bolivia for almost four years. In 2013 he started leading from inception BCP’s Efficiency Programme. Furthermore, he has been a member of the Board at BCP Bolivia.

Mr. Cavero holds a Bachelor’s degree in Business Administration from Universidad de Lima, Peru, and an MBA from the University of Texas at Austin, in the United States.

Percy Urteaga

Mr. Urteaga has been the Head of Retail Banking at BCP since October 2017. Mr. Urteaga has worked at Credicorp Ltd. since 1998, holding various positions such as Head of Strategic Planning & Business Development of Wholesale Banking at BCP, CFO of BCP Bolivia, and Head of Strategic Planning of Retail Banking at BCP. In 2012 he was appointed as Vice-Chairman of Edyficar’s Board of Directors, and from 2014 to 2017 he was the CEO of Mibanco. Additionally, he serves as the Vice-Chairman of the Board of the Association of Microlending Companies of Peru (Asomif).

Mr. Urteaga holds a degree in Civil Engineering from Universidad Nacional de Ingenieria, and has an MBA from IESE Business School, Universidad de Navarra.

Renzo Ricci

Mr. Ricci has been the CEO of Prima AFP since May 2012. He has a wide experience in the Finance sector having worked in BCP as Financial Planning Manager, Manager of Consumer Banking and Manager of a Commercial Area. In 2008, he was appointed Chief Commercial Officer in Prima AFP

Mr. Ricci is an Industrial Engineer from Pontificia Universidad Catolica del Peru and has an MBA from ESAN Business School for Graduates. Mr. Ricci also holds a Master degree in Finance from the London Business School in United Kingdom.

Juan Inchaustegui

Mr. Inchaustegui has been the CEO of Atlantic Security Bank (ASB), a wholly owned subsidiary of Credicorp incorporated in the Cayman Islands, since 2012. Mr. Inchaustegui started working at BCP in 2000 holding various positions such as Vicepresident of Corporate Finance and Senior Vicepresident of Risk Management. Prior to joining Credicorp, Mr. Inchaustegui worked in Banco Internacional Del Peru - Interbank in various teams including Project Financing and Leasing and Investment Banking, and also in IBM Andean and Systems Engineer Peru International Mission.

Mr. Inchaustegui has a Bachelor of Science in Civil Engineering from Pontificia Universidad Catolica Del Peru and an MBA from The University of Texas.

Marcelo Trigo

Mr. Trigo has been the CEO of BCP Bolivia (BCB) since March 2015. He joined Credicorp Ltd. in 2002 and has served in different positions within BCB including Corporate Banking head in La Paz, Regional Manager of Sucre and Potosi, Wholesale Banking Risk Manager in Bolivia; and Head of the Risk Division in Bolivia. Additionally, he held a position as Consumer Risk manager in BCP.

Prior to joining Credicorp Ltd., he worked at Citigroup and CN Investments. Mr. Trigo is currently Vice President of the Bolivian Banking Association and member of different Boards including Credifondo, Credibolsa, Inversiones Credicorp and Crediseguro.

Mr. Trigo holds a BA in Economics from the University of Notre Dame in Indiana, USA and an MBA from McGill University in Montreal, Canada.

Jose Esposito

Mr. Esposito has been the Chief Corporate Audit Officer of Credicorp Ltd. since January 2010. He is Member of the Financial Services Guidance Committee Board of IIA Global. Mr. Esposito has served as Chairman of the Committee of Internal Auditors of the Latin American Federation of Banks (FELABAN) and Chairman of the Committee of Internal Auditors of the Peruvian Association of Banks (ASBANC). Lecturer in the Master of Finance program at the Universidad del Pacifico. Since 1996 he began working with Credicorp Ltd. through its different subsidiaries and his last position prior to leading the Audit Division at Credicorp Ltd. was at Pacifico Peruano Suiza Compania de Seguros y Reaseguros S.A., where he was CFO and the Controller’s Officer. Also, he was Vice Chairman of the Board of Directors of Pacifico Salud EPS S.A., Vice Chairman and Director of the Board of the Lima Stock Exchange, Director of Cavali ICLV S.A. and Chairman of the Board and General Manager of Credibolsa SAB S.A.

Mr. Esposito holds an Economics degree from Universidad del Pacifico, Lima; Master of Arts in Economics from the University of Wisconsin- Milwaukee; Certified Internal Auditor (CIA) and Certified in Risk Management Assurance (CRMA) by the Institute of Internal Auditors Global (IIA); Certified in Risk and Information Systems Control (CRISC) by ISACA; Anti- Money Laundering Certified Associate (AML/CA) from the Florida International Bankers Association and Florida International University.

Bernardo Sambra

Mr. Sambra has been the Chief Human Resources Officer of Credicorp Ltd. since April 2018 and Chief Human Resources Officer at BCP since August 2010. He joined BCP in April 1999 as Manager of Electronic Cash Management Solutions in the Wholesale Banking Division.

Prior to joining Credicorp Ltd., Mr. Sambra worked for 9 years at Royal Dutch Shell Group. His last position at this organization was Head of Business Framework Implementation.

In addition to his responsibilities Mr. Sambra has been acting as the President of the Human Resources Committee at Association of Banks of Peru (ASBANC), Director of the Peruvian Association of Human Resources (APERHU) and Director of Patronato BCP.

Mr. Sambra has a degree in Business Administration from Universidad de Lima, with a Master´s degree in Finance from Universidad del Pacifico and Human Resources specialization from Ross School of Business at the University of Michigan, as well as from Stanford University Business School, London Business School and Harvard Business School.

Barbara Falero

Ms. Falero has been the Chief Compliance and Ethics Officer at Credicorp Ltd. and BCP since February 2008 reporting directly to Credicorp Ltd. Board. Before coming to Peru, Ms. Falero was the Compliance Officer and Vice President of BCP Miami Agency and prior to that for six years, she worked as a regulator for the Federal Reserve Bank of Atlanta in supervision and regulation of international banks.

Ms. Falero has held various positions including being the community reinvestment Officer at BAC Florida Bank, Miami, Florida.

Ms. Falero has a Bachelor of Finance from Florida International University and a Master of Business Administration from St. Thomas University, Miami, FL. Ms. Falero has been president of the Committee of Compliance Officers of ASBANC (Association of Banks in Peru) and during a three-year period, was a Member of the Advisory Committee of the Florida International Bankers Association (FIBA).

Guillermo Morales

Mr. Morales has been the Head of Legal at Credicorp Ltd. since April 2018 and Head of Legal Division of BCP since January 2010. Previously, Mr. Morales was Manager of the Legal Advisory Area at BCP del Peru from September 2007 to December 2009, Legal Manager at Grupo Santander Peru SA from January 2003 to July 2007 and Legal Manager at Banco Santander Central Hispano Peru from April 2000 to December 2002. He has been Director of Edelnor SAA, Red Electrica del Sur (Redesur) and Universia Peru SA.

Mr. Morales holds a Lawyer degree from the Pontificia Universidad Catolica del Peru and a Master of Laws (LL.M) from the University of Texas at Austin.

Ursula Alvarez

Ms. Alvarez has been the Head of Talent Management since 2009. She began working at BCP in 2006 as Manager of Selection in Human Development Management. Ms. Alvarez has a Bachelor of Psychology from the University of Lima and a Master of Development from the Universidad de los Andes in Bogota.

Marco Roca

Mr. Roca is the Head of Strategy and Business Development for Credicorp Ltd., his responsibilities includes corporate strategy, internal consulting, M&A, and business incubation. Prior to joining Credicorp Ltd. in 2011, Mr. Roca spent over a decade working in the USA and Brazil for corporations such as McKinsey & Co, Unibanco (now Itau) and TAG (Consultancy boutique for Microsoft). Mr. Roca broad professional experience cut across consulting, corporate and line management roles.

Mr. Roca holds a B.S. in Computer Science Engineering from Pontifical Catholic University in Peru; an MBA from Marriott School, Brigham Young University in USA and M&A Certificates from Harvard and Wharton Business Schools.

Enrique Pasquel

Mr. Pasquel has been the Head of Corporate Affairs at Credicorp Ltd. since April 2018 and Head of Corporate Affairs of BCP since 2017. Previously, between 2011 and 2017, he worked at El Comercio newspaper, where he held the positions of Deputy Opinion Editor, Politics Editor and Deputy Editor in Chief.

Before his career as a journalist he worked as an attorney in Indecopi (the Peruvian antitrust agency), where he held the positions of Commissioner of the Bureaucratic Barriers Commission and Technical Secretary of the Competition Chamber.

Mr. Pasquel holds a lawyer degree from Pontificia Universidad Catolica del Peru and a Master of Laws degree from Yale Law School.

6. B	Compensation

The following section contains disclosures of compensation to the members of the Board of Directors and to the members of Senior Management for 2015, 2016 and 2017. The table below shows a summary of the compensation to the members of the aforementioned governing bodies at the end of 2015, 2016 and 2017:

	At December 31,
	2015	2016	2017
	(Soles in thousands)

Director’s compensation	6,692	7,351	7,105
Senior Management Compensation
i) Remuneration	37,255	43,177	41,211
ii) Stock awards vested (*)	22,295	30,122	32,142
Total (**)	66,242	80,650	80,458

(*) Included the related income taxes assumed by the Group. The amounts correspond to the expenses accrued in the period for the services rendered.

(**)Revised figures for 2015 and 2016 reflect the expansion of positions considered to be part of Senior Management as of [2017] and the addition of  compensation paid to individuals holding such positions in 2015 and 2016.

We do not disclose to our shareholders, or otherwise make available to the public, information as to the compensation on an individual basis of any member of the Board or of the Senior Management.

Director’s Compensation

At the General Shareholders’ Meeting on March 31, 2015; March 31, 2016 and March 28, 2017, the annual fixed amount of compensation each director receives in his capacity as a board member was approved. These fees are paid on a monthly basis according to the participation in each of the Board sessions.

For further detail about the compensation of Directors, see Item 6. Directors, Senior Management and Employees – 6.C Board Practices

Senior Management Compensation

Compensation to Senior Management can be classified into two different types:

a)	Remuneration

The remuneration scheme for members of our Senior Management comprises a fixed remuneration and a variable remuneration. In turn, Variable remuneration has two different components: i) a legal component, which all employees receive based on the Net Income of the company for each fiscal year according to Peruvian Law and ii) an incentive-based component, that is determined based on the achievement of objectives and goals established in the year. These remunerations are approved by the Corporate Compensation Committee.

b)	Stock awards vested

In March of each year, the Group grants its own shares to members of its Senior Management, as part of the long-term retention plan for these employees. The awarded shares are redeemed in the three following years for up to 33.3% of the shares granted in each of the three previous years. The Group assumes the payment of the related income-tax on behalf of its employees, which corresponds to 30% of the benefit.

During 2017, 2016 and 2015, Credicorp has granted approximately 46,638; 59,577 and 51,884 Credicorp shares, respectively, for the members of its Senior Management. As of December 31, 2017, 2016 and 2015 there were 103,651; 111,612 and 101,502 shares non-vested, respectively.

6. C	Board Practices

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s Bye-laws, is composed of eight members. Directors may be, but are not required to be, shareholders. Directors are elected, and their remuneration is determined, at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. Shareholders elected Directors, in the Annual General Meeting of Shareholders held on March 31, 2017, who will hold office until the Annual General Meeting of Shareholders in 2020 (see section “Item 6. Directors, Senior Management and Employees - 6.A Directors and Senior Management”).

Our directors receive no benefits other than the remuneration authorized at the Annual General Meeting of Shareholders, and they do not have any benefits that could be enjoyed at the termination of their service terms. The conditions approved by the Annual General Meetings of Shareholders are presented below:

• To pay an annual remuneration of US$130,000 to each Director provided he/she is not also a director on the Board of Directors of Banco de Credito del Peru (BCP).

• To pay an additional annual remuneration of US$40,000 to each Director who is a member of the Audit Committee and to each Director of Credicorp’s subsidiaries who is appointed as an advisor to the Audit Committee of Credicorp.

• To pay a remuneration of US$1,500 for each session attended by each Director serving on the Executive Committee of Credicorp, provided that this additional compensation will not be paid to Directors who serve on the Executive Committee of BCP.

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

With effect from April 2017, the Peruvian Superintendencia de Banca y Seguros y Administradoras Privadas de Fondos de Pensiones, the Peruvian financial regulator, through its Resolution SBS No. 272-2017, requires that risk committees of institutions subject to the regulation must be composed of at least three members and its chairperson shall not chair any other committee, with which the risk committee could have a conflict of interest. In the spirit of Resolution SBS No. 272-2017, Mr. Benedicto Cigüenas was elected chairman of the Risk Committee, replacing Mr. Raimundo Morales who continues as chairman of the Audit Committee.

(1) Executive Committee

Credicorp’s Executive Committee is responsible for responding to management’s queries on business or operations that require guidance from the Board; making urgent decisions that correspond to the Board by submitting these decisions for ratification at its next session; and making decisions on other specific matters that the Board has delegated to it.

The Executive Committee is composed of six directors and its number may be modified by agreement of the Board. The Chairman and Vice Chairman of the Board must be members of the committee. The current members of the Executive Committee are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (Vice Chairman, independent), Fernando Fort Marie (non-independent), Martin Perez Monteverde (non-independent), Juan Carlos Verme Giannoni (independent) and Benedicto Cigüeñas Guevara (independent).

(2) Audit Committee

Credicorp’s Audit Committee is responsible for assisting in the recommendation of independent external auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope and results of internal and external audits, as well as any follow-up actions. The Audit Committee also (i) reviews compliance with our system of internal control and financial controls, (ii) reviews our annual financial statements before their presentation to regulatory bodies, (iii) oversees the integrity of financial statements and  the integrity of the preparation of audits, (iv) oversees compliance with applicable law and regulations, and (v) establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp’s Complaint System. The current members of the Audit Committee are: Mr. Raimundo Morales Dasso (Chairman since July 2011), Ms. Patricia Lizarraga Guthertz (independent, member of the Audit Committee since May 2017 replacing Mr. Juan Carlos Verme Giannoni after finishing his term) and Mr. Benedicto Cigüeñas Guevara (financial expert, independent). In December 2016, according to new best practices, the Audit Committee appointed Mr. Ricardo Bustamante Gonzalez, former BCP´s Technological and Digital Strategy Manager, as his Information Technology Advisor.

The Board of Directors has also assigned the Audit Committee responsibility for overseeing the audit committee of all Credicorp subsidiaries, where permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee of all Credicorp subsidiaries, except Credicorp Capital Holding Colombia (Colombia) and Credicorp Capital Holding Chile (Chile), which are in the process of adopting corporate policies and procedures that conform to their respective local regulations, and Banco de Credito de Bolivia, which has special audit committee requirements set by the local banking superintendent. Nevertheless, the Audit Committee receives periodic information from the chief audit executive of all Credicorp’s subsidiaries, including Credicorp Capital Holding Colombia, Credicorp Capital Holding Chile and Banco de Credito de Bolivia. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries´ systems of internal control. During 2017, Audit Committee held thirteen meetings.

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

The Committee is composed of four Directors of Credicorp or its subsidiaries. At least one member should be independent. The current members of the Corporate Governance Committee are: Dionisio Romero Paoletti (Chairman, non-independent); Juan Carlos Verme Giannoni (independent), Benedicto Cigüeñas Guevara (independent) and Eduardo Hochschild (independent Director of BCP).

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

Credicorp does not have a fully independent compensation (remuneration) committee. When the committee was created in January 2012, the Board of Directors determined that the most important criteria in selecting directors to serve on the committee were both deep knowledge of the organization and its people and also the leadership and continuity provided by senior management. The Board of Directors believes that each individual on the committee can and do make quality and independent judgments in the best interest of Credicorp on all relevant issues and that the existing membership will best accomplish the goals of the committee.

(5) Nominations Committee

Credicorp’s Nominations Committee is responsible for (i) proposing to the Board of Directors the selection criteria for director nominees; (ii) selecting and recommending nominees to the Board of Directors and to the shareholders at the Shareholders’ Annual General Meeting; and (iii) recommending nominees to fill vacancies in the Board of Directors. This applies for Credicorp and all of its subsidiaries.

The committee consists of three Directors. The current members of the Nominations Committee are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Martin Perez Monteverde (non-independent).

(6) Risk Committee

Credicorp’s Risk Committee is responsible for establishing, periodically evaluating and reporting to the Board of Directors the guidelines and policies for the integrated risk management of Credicorp and its subsidiaries. It is also responsible for (i) proposing to the Board of Directors the risk appetite and exposure levels that Credicorp assumes in developing its business; (ii) approving all new strategic business and product initiatives that may alter the risk profile of Credicorp or its subsidiaries, consistent with the policies approved by the Company; and (iii) establishing specialized subcommittees to manage the different types of risks faced by Credicorp.

The committee consists of three Directors of Credicorp or its subsidiaries and four executive officers of Credicorp or its subsidiaries. The current members of the Risk Committee are: Benedicto Cigüeñas Guevara (Chairman, independent), Dionisio Romero Paoletti (Chairman of the Board of Directors, non-independent) and Raimundo Morales Dasso (independent).

6. D	Employees

As of December 31, 2017, Credicorp had 33,636 employees, distributed as set forth in the following table:

At December 31,(*)
	2015	2016	2017
BCP (1)	17,068	16,518	16,839
ICBSA (2)	1,708	1,772	1,794
Mibanco	10,164	10,202	10,061
Grupo Pacifico (3)	2,567	2,588	2,770
ASB	116	113	129
Prima AFP	666	697	651
Credicorp Capital Peru (4)	1034	1,042	1,078
Credicorp Capital Securities	12	11	11
Edyficar SAS (5)	322	367	378
Total Credicorp	33,657	33,310	33,711

*	Includes full-time and part-time employees.
(1)	BCP includes BCP Miami Agency, BCP Panamá Agency.
(2)	ICBSA includes BCP Bolivia, Credibolsa, Credifondo and Crediseguro.
(3)	Does not include the employees of the acquired of private hospitals. Pacifico EPS’s employees are not included since 2015.
(4)	Includes Credicorp Capital Bolsa, Credicorp Capital Fondos, Credicorp Capital Servicios Financieros, Credicorp Capital Colombia and Inversiones IMT.
(5)	Started operations in June 2013. Comercial name Encumbra.

All bank employees in Peru are given the option of belonging to an employee union. In July 2013, we were informed of the establishment of the union of BCP employees, which represents 0.17% of the company´s employees. The last strike by union employees occurred in 1991 and did not interfere with our operations. Nowadays, the employee union represents 0.33% of the total employees of BCP.

6. E	Share Ownership

The following governing bodies are beneficial owners of common shares of Credicorp Ltd. (as the term “beneficial owner” is defined in Form 20-F).

i)	Board of Directors

Director	Share Ownership		Percentage
Dionisio Romero Paoletti	13,230,530	(1)	14.02%
Juan Carlos Verme G.	1,420,977	(2)	1.51%
Luis Enrique Romero B.	9,456,940	(3)	10.02%	(3)
Raimundo Morales D.			Less than 1%
Benedicto Cigüeñas G.	-		-
Fernando Fort M.	-		-
Martin Perez M.	-		-
Patricia Lizarraga G.	-		-

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

ii)	Senior Management

Excluding Mr. Dionisio Romero Paoletti, our Executive Chairman and whose share ownership is set forth above, members of our senior management, as defined in ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES own 354,673 Credicorp shares, which represents 0.4% of our total outstanding shares. While each member of our senior management owns Credicorp shares, none (other than our Executive Chairman) owns more than 1% of our total outstanding shares."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As of December 31, 2017, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP and Grupo Pacifico were transferred to ASHC in April 2004.

The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 07, 2018.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,846	15.49%
Romero family (3)	13,230,530	14.02%

(1)	As a percentage of issued and outstanding shares (including shares held by ASHC).

(2)	As of February 7, 2018, Atlantic Security Bank (a subsidiary of ASHC) held 2,723,300 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instructions. ASB does not have the power to dispose of these shares. Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC and ASB each disclaims beneficial ownership of the shares.

(3)	It includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by them. Mr. Romero P. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders. Each share has right to one vote, including the shares owned by Atlantic Security Holding Corporation.

Approximately 10.16% of Credicorp’s total issued and outstanding common shares are currently held in 2,795 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 07, 2018, Credicorp had 79,761,471 floating common shares (excluding the 14,620,846 shares held by ASHC), of which approximately 74.35 % were held in the United States. There were approximately 51 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2015, 2016 and 2017 include transactions with related parties. For its 2015, 2016 and 2017 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its board of directors, (iii) its Senior Management and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2015, 2016 and 2017:

	2015	2016	2017
	(Soles in thousands)
Statement of financial situation -
Direct loans	1,536,749	1,181,648	1,468,211
Investments available-for-sale and trading securities	368,438	433,517	715,490
Deposits	(285,763)	(264,564)	(1,022,462)
Derivatives at fair value	2,499	1,074	(2,674)

Statement of income -
Interest income related to loans – income	63,821	28,872	23,992
Interest expense related to deposits - expense	(11,649)	(8,001)	(8,342)
Other income	6,523	9,098	7,247

Off balance sheet
Total performance bonds, stand-by and L/Cs.	234,287	236,106	385,360

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are guaranteed by the related party. The loans to related companies as of December 31, 2017 have maturity dates ranging between January 2018 and July 2028 and an accrued annual interest rate average of 6.01% (and as of December 31,2016 had a maturity dates between January 2017 and September 2026 and an average accrued annual interest rate of 7.15%).

As of December 31,2017, we recorded a S/7.2 million (US$2.2 million) allowance for loan losses for doubtful debt in connection with loans to related parties and as of December 31,2016 this provision amounted to S/6.4 million (US$1.9 million). The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates.

As of December 31, 2015, 2016 and 2017, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law No. 26702, which regulates and limits certain transactions with employees, directors and officers of a bank and insurance company. At December 31, 2015, 2016 and 2017, direct loans to employees, directors, key management of Credicorp and their family members amounted to S/1,037.5 million (US$304.2 million), S/1,015.9 million (US$302.7 million) and S/957.2 million (US$295.3 million), respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

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

Madoff Trustee Litigation. On September 22, 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated estate of Bernard L. Madoff (the “Madoff Trustee”) filed a complaint against Credicorp’s subsidiary ASB (the “Madoff Complaint”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pending under adversary proceeding number 11-02730 (SMB). The Madoff Complaint seeks recovery of approximately US$120 million (equivalent to S/388.9 million). This amount is alleged to be equal to amount of funds that ASB managed in Atlantic US Blue Chip Fund that were invested in Fairfield Sentry Fund Limited (hereafter “Fairfield Sentry”) and redeemed, along with returns thereon between the end of 2004 and the beginning of 2005. The Madoff Complaint further alleges that Fairfield Sentry was a “feeder fund” that invested in BLMIS; that the Madoff Trustee filed an adversary proceeding against Fairfield Sentry, seeking to avoid and recover the initial transfers of monies from BLMIS to Fairfield Sentry; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement among the Madoff Trustee, Fairfield Sentry and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities which, in turn, invested and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and the U.S. District Court for the Southern District of New York previously entered several rulings on legal issues presented in motions briefed in common by various defendants against which the Madoff Trustee has asserted these “clawback” type claims. In particular, on July 7, 2014, the District Court issued an opinion on extraterritorially (the “Extraterritoriality Order”) and, among other things, held that Bankruptcy Code section 550(a) “does not apply extraterritorially to allow for the recovery of subsequent transfers received abroad by a foreign transferee from a foreign transferor.” The District Court remanded the cases to the Bankruptcy Court for further briefing on the Extraterritoriality Order. Litigation has been ongoing regarding the Extraterritoriality Order, and, on November 22, 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the “Memorandum Decision”), which Memorandum Decision addresses the Extraterritoriality Order. In this Memorandum Decision, the Bankruptcy Court provided that the recovery of certain subsequent foreign transfers under section 550 of the Bankruptcy Code arising from the avoidance of certain transfers made by BLMIS is barred under the doctrine of comity and/or extraterritoriality, and dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. The Bankruptcy Court directed the parties to the Memorandum Decision, which includes ASB, to confer with the Madoff Trustee for the purpose of submitting orders consistent with the Memorandum Opinion (the “Dismissal Order”). The Dismissal Order was entered by the Bankruptcy Court on March 3, 2017, which Dismissal Order dismissed the Madoff Complaint against ASB. On March 16, 2017, the Madoff Trustee filed an appeal (the “Appeal”) of the Memorandum Decision and Dismissal Order (which Appeal also seeks to appeal the Extraterritoriality Order) in the Bankruptcy Court, seeking to appeal the dismissal of claims against ASB (and other similarly situated foreign transferee defendants) directly to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). On or around September 27, 2017, the Second Circuit granted permission for direct appeal. Briefing of the appeal before the Second Circuit is still at the early stages. The Madoff Trustee filed its appellant brief on January 10, 2018, and defendants-appellees (which includes ASB) had until April 18, 2018 to file their brief.

Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint, including with respect to any appeal of the Dismissal Order, and intends to contest the appeal vigorously.

Fairfield Litigation. On April 13, 2012, Fairfield Sentry Limited (In Liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed a complaint against ASB (the “Fairfield Complaint”) in the Bankruptcy Court, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank and Beneficial Owners of Accounts Held in the Name of Atlantic Security Bank 1-1000, Adv. Pro. No. 12-01550 (SMB) (the “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint seeks to recover the amount of US$115.2 million, reflecting ASB’s redemptions of certain investments in Fairfield Sentry, together with investment returns thereon. These are essentially the same moneys that Madoff Trustee seeks to recover in the Madoff Trustee Litigation described above. Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by stipulation of the parties, the Bankruptcy Court’s previously entered stay of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in light of pending litigation in the British Virgin Island courts (the “BVI Litigation”) challenging the Fairfield Liquidator’s ability in the ASB Adversary Proceeding to seek recovery of funds invested with and redeemed from Fairfield Sentry remained in effect, thereby extending ASB’s time to answer, move or otherwise respond to the Fairfield Complaint. On January 14, 2013, the Fairfield Liquidator filed an Amended Complaint in the Fairfield v. ASB Adversary Proceeding seeking the same amount of recovery as in the original Fairfield Complaint but adding additional allegations and causes of action.

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

On or about October 21, 2016, pursuant to the CMO, the Fairfield Liquidator filed, among other things, a Motion for Leave to Amend (the “Motion for Leave”) various complaints, including against ASB in the Fairfield v. ASB Adversary Proceeding. On or about January 13, 2017, pursuant to the terms of the CMO, certain defendants, including ASB, filed a motion to dismiss (the “Motion to Dismiss”) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. Reply briefing thereafter by the parties on the Motion for Leave and Motion to Dismiss continued under the terms of the CMO, and on January 8, 2018, the Bankruptcy Court entered an order scheduling oral argument on the Motion for Leave and the Motion to Dismiss for January 25, 2018. The Bankruptcy Court heard oral argument on January 25, 2018, but did not rule at the hearing and has not yet issued any opinion.

Management believes it has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and Motion for Leave and intends to contest these claims vigorously.

(2) Government Investigations

Neither we, nor any of our subsidiaries, are involved in any government investigation.

(3) Dividend Policy

As its Dividend Policy, the Company intends to declare and pay dividends in cash of at least 25% of the Company’s consolidated net profits based on the last audited financial accounts. The Board of Directors shall take into consideration the following at the time of decision making to distribute dividends:

•	The availability of dividends from the Company’s subsidiaries.

•	The declaration and payment of dividends should not cause the Company to breach any applicable laws or adversely impact the equity growth requirements of the Company or its subsidiaries.

•	Financial performance of the Company.

•	General business and economic-financial conditions affecting the Company.

•	Any other factors which the Board may deem relevant.

Notwithstanding the foregoing, under Bermuda Law, any dividend may only be declared and paid if the Company is able to (i) pay its liabilities as they become due, and (ii) the market value of its assets is not less than the aggregate value of its liabilities, capital stock, and share premium accounts.

The Board of Directors may in its sole discretion declare and pay a dividend below 25%, if any of the above mentioned conditions are not met. Subject to the foregoing, it is expected that dividend payment shall be made once a year within ninety calendar days of the meeting held by the Board to approve the dividend declaration. No interim dividends shall be paid. This policy has been in force since the financial year 2016, and will continue to be applicable until amended or rescinded by the Board of Directors. For further detail about the risk associated with our ability to pay dividends, refer to Item 3. Key Information – 3.D Risk Factors (iii) Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us.

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00
2014	94,382,317	US$	2.1873	0.00
2015	94,382,317	US$	2.3160	0.00
2016	94,382,317	S/	12.2865	0.00
2016(1)	94,382,317	S/	15.7000	0.00
2017(2)	94,382,317	S/	14.1726	0.00

(1)	At a meeting held on October 25, 2017, the Board of Directors declared an extraordinary cash dividend of S/ 15.700 per common share. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate registered by the Superintendent of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on November 22, 2017. The U.S. Dollar dividend amount will be rounded up to four decimals. The aforementioned cash dividend will be paid on November 24, 2017 to those shareholders that are registered as shareholders of Credicorp as of the close of business on November 14, 2017.

(2)	At a meeting held on February 28, 2018, the Board of Directors declared a cash dividend of S/ 14.1726 per common share. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate registered by the Superintendent of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 09, 2018. The U.S. Dollar dividend amount will be rounded up to four decimals. The aforementioned cash dividend will be paid on May 11, 2018 to those shareholders that are registered as shareholders of Credicorp as of the close of business on April 18, 2018.

8. B	Significant changes

(1) Merger by absorption between El Pacifico Vida Compañia de Seguros y Reaseguros (Pacifico Vida) and El Pacifico Peruano-Suiza Compañia de Seguros y Reaseguros (PPS)

At the Obligatory Annual Shareholders’ Meeting of Pacifico Vida, held on February 23, 2017, the merger by absorption was approved between Pacifico Vida (absorbing entity) and PPS (absorbed entity), and the amendments to their corporate denomination and purpose. Furthermore, it was agreed that said merger would come into effect on the date of the approval of the Public Deed, subject to the prior authorization of the SBS.

In connection with the transaction on July 24, 2017, the SBS, by means of Resolution N° 2836-2017 authorized the following with regards to Pacifico Vida:

•	The merger by absorption.
•	The increase in its share capital by the amount of S/571,009,670, thereby increasing its new share capital to the total of S/1,121,316,750.
•	The amendment in its corporate denomination to Pacifico Compañia de Seguros y Reaseguros S.A., being able to use the abbreviated name “Pacifico Seguros”; and to change its corporate purpose in order to be able to operate in the branches of life and general insurance.

Subsequently, on August 1, 2017, the execution of the Public Deed of Fusion was formalized, with the merger by absorption becoming effective as from said date; consequently, Pacifico Vida absorbs the totality of the assets, liabilities, rights and obligations of PPS, with the latter becoming extinguished, without dissolution or liquidation.

(2)       Acquisition of the non-controlling interest of Credicorp Capital Colombia S.A. (formerly Correval) and Inversiones IMT S.A.

In the Board Meetings of Credicorp held on February 24, and July 20 of 2016, capital contributions were approved in favor of Credicorp Capital Ltd. for an amount of US$15.4 million and US$106.3 million, respectively, for the purpose of acquiring all of the shares held by the minority shareholders of Credicorp Capital Colombia (49.0 percent) and Inversiones IMT (39.4 percent) at said date, exercising the sale option agreed with them amounting, at that time, to S/489.9 million (S/340.4 million at the time of the signing of the contract and S/149.5 million related to the appreciation of that option recorded in the period from 2013 until its execution date).

Subsequently, Credicorp Capital Ltd. made capital contributions in favor of its holding subsidiaries Credicorp Capital Holding Chile and Credicorp Capital Holding Colombia for approximately US$49.2 million and US$44.2 million, respectively, to enable said entities to execute directly the purchase and sale options (PUT) with the minority shareholders.

Accordingly, on May 20 and August 1 of 2016, Credicorp Capital Holding Chile executed the purchase option of Inversiones IMT S.A. purchasing the 39.4 percent share held by the minority shareholders, for approximately US$73.7 million (equivalent to S/241.4 million), with which, Credicorp Capital Holding Chile became the owner of 100 percent of the share capital of Inversiones IMT S.A.

The amount paid by Credicorp Capital Holding Chile was made up of: (i) US$49.2 million originating from the capital contribution of Credicorp Capital Ltd., (ii) US$20.0 million obtained through a financing from a local Chilean bank and own (iii) funds of approximately US$4.5 million.

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

Finally, on September 30, 2016, Credicorp Capital Ltd. executed the remaining purchase option of Credicorp Capital Colombia, purchasing the 18.68 percent share held by the minority shareholders, by means of the purchase of the entities Coby Business Inc. and Artigas Global Corp, both Panamanian companies whose only asset are their shares of Credicorp Capital Colombia S.A. The total amount of the purchase was US$28.3 million (equivalent to S/96.1 millions), of which Credicorp Capital Ltd. paid US$26.7 million in cash (which originated from Credicorp´s capital contribution), leaving a balance payable of US$1.6 million at December 31, 2017.

The total contribution of Credicorp Ltd. in Credicorp Capital Ltd. Group was US$120.1 million and with the financing taken by Credicorp Capital Holding Chile, all of the purchase options were exercised, resulting in the achievement of a 100 percent share in Inversiones IMT and in Credicorp Capital Colombia S.A. In the same way, the process was concluded of establishing a regional investment bank which operates in the Integrated Latin American Market (MILA from Spanish acronym), involving the stock exchanges of Peru, Colombia and Chile.

The impacts of the operation on the financial statements of the Group are summarized below:

	Companies acquired
	Inversiones IMT S.A.	Credicorp Capital Holding Colombia S.A.	Coby Business Inc. y Artigas Global Corp.	Total
	S/000	S/000	S/000	S/000
Assets and liabilities acquired / Non-controlling interest	103,630	69,482	43,261	216,373
Payment made / execution of sale option	(241,420)	(152,379)	(96,067)	(489,866)
Effect on Retained Earnings	(137,790)	(82,897)	(52,806)	(273,493)

(3)	Corporate reorganization of Inversiones Credicorp Bolivia in Credicorp.

As part of the corporate reorganization of Credicorp, in a General Shareholders’ Meeting of Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”), held on December 31, 2015, an increase in the share capital was approved in the form of a voluntary contribution of Grupo Credito S.A. (hereinafter “Grupo Credito”, a subsidiary of Credicorp Ltd.), which amounted to Bs. 1,134.5 million, equivalent to S/383.5 million, issuing in its favor 11,344,800 shares.

The contribution was made by Grupo Credito on March 30, 2016, as a result of which BCP lost control of ICBSA, and Grupo Credito is the new entity that has assumed control.

(4)	Sale of shares of Banco de Credito de Bolivia.

The Executive Committee of the Board of Directors of BCP, in its meeting held on December 30, 2015, approved the sale of all of the shares (14,121 units) which it held of Banco de Credito de Bolivia (hereinafter “BCB”) to ICBSA. Both companies form part of Credicorp.

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

As a result of the sale of shares, ICBSA became the new entity which assumed control over BCB.

(5)	Sale of 100% of shares of Banco de Credito e Inversiones (BCI) and Enel Distribucion Peru S.A.A.

Between the years 2016 and 2017, the Group sold through Credicorp Capital Corredores de Bolsa, 100.0% of the shares that it held of Banco de Credito e Inversiones de Chile (hereinafter “BCI Chile”) and 100.0% of the shares that it held of Enel Distribucion Peru S.A.A. (formerly Edelnor S.A.A.) The sales made are described below:

On March 7, 2016, Credicorp signed a Memorandum of Understanding (MOU) with BCI Chile, in which, as a minority shareholder with a 4.06% participation in BCI Chile, it stated its intention to sell up to 50.0% of said shares.

Credicorp undertook not to sell the remaining 50.0% of its shares in BCI Chile during the period of 180 calendar days subsequent to the expiration date of the preferred option of BCI Chile which forms part of the applicable regulations in Chile. The preferred subscription period began on March 21, 2016.

Accordingly, on April 22, 2016, Credicorp sold 50.0% of the shares which it held in BCI Chile (2,248,593 shares), at a price of CLP 27,500 (US$41.6) per share, generating approximately US$94.0 million, equivalent to S/302 million in cash. Said sale generated a profit, net of commissions, of approximately S/124.7 million.

On September 15, 2017, Credicorp sold the remaining 50.0% of shares which it held in BCI Chile (2,286,328 shares), at a price of CLP 39,000 (US$62.3) per share, generating approximately US$142.4 million in cash, equivalent to S/462.8 million. Said sale generated a profit, net of commissions, of approximately S/281.1 million.

On October 4, 2017, Credicorp sold in the Lima Stock Exchange all of its position in the shares of Enel Distribucion Peru S.A.A. (43,554,445 shares), at a price of S/5.5 per share, generating cash for approximately S/239.5 million. The operation generated a profit, net of commissions, of approximately S/163.7 million.

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

	High		Low		Average Daily Volume
2013	US$	163.33	US$	113.50	354,841
2014	US$	170.85	US$	123.57	310,434
2015	US$	160.60	US$	81.78	351,495
2016	US$	166.26	US$	84.72	356,865
2017	US$	215.69	US$	150.71	282,644

2015
First quarter	US$	160.60	US$	134.08	328,108
Second quarter	US$	157.89	US$	135.51	311,942
Third quarter	US$	142.18	US$	81.78	399,657
Fourth quarter	US$	118.99	US$	95.32	364,846
2016
First quarter	US$	134.89	US$	84.72	438,839
Second quarter	US$	156.89	US$	121.38	409,928
Third quarter	US$	166.26	US$	147.79	266,898
Fourth quarter	US$	165.00	US$	144.23	317,586
2017
First quarter	US$	169.65	US$	157.41	297,787
Second quarter	US$	185.10	US$	150.71	323,863
Third quarter	US$	213.83	US$	179.66	234,615
Fourth quarter	US$	215.69	US$	189.69	274,550
2018
First quarter	US$	237.99	US$	207.03	252,317
Second quarter(through April 20)	US$	239.54	US$	220.86	306,983

Source: Bloomberg

The table below sets forth, for the periods indicated, the reported high and low closing prices and average daily trading volume for our common shares on the Lima Stock Exchange.

	High	Low	Average Daily Volume
	(U.S. Dollars)
2013	161.66	111.94	4,699
2014	169.67	124.60	4,862
2015	157.99	84.00	4,503
2016	165.30	85.00	6,365
2017	214.70	150.50	7,495

2015
First quarter	157.99	135.00	7,022
Second quarter	157.10	136.00	4,295
Third quarter	142.05	84.00	4,476
Fourth quarter	117.50	96.00	2,679
2016
First quarter	134.00	85.00	9,124
Second quarter	155.65	121.55	6,483
Third quarter	165.30	148.10	4,988
Fourth quarter	164.75	144.99	4,879
2017
First quarter	168.31	152.88	16,978
Second quarter	184.20	150.50	5,517
Third quarter	213.14	180.60	3,992
Fourth quarter	214.70	190.00	3,111
2018
First quarter	237.88	207.30	8,049
Second quarter(through April 20)	239.10	225.62	6,393

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the New York Stock Exchange.

	High	Low
	(U.S. Dollars)
2017
October	212.00	201.16
November	215.69	195.97
December	214.32	189.69
2018
January	237.99	208.25
February	228.49	207.03
March	228.25	212.87
April(through April 20)	239.54	220.86

Source: Bloomberg

The table below sets forth, for the indicated months, the reported high and low closing prices for our common shares on the Lima Stock Exchange.

	High	Low
	(U.S. Dollars)
2017
October	211.56	201.30
November	214.70	199.65
December	212.59	190.00
2018
January	237.88	207.50
February	231.80	207.30
March	225.00	212.00
April(through April 20)	239.10	225.62

Source: Bloomberg

On April 20, 2018, the last sale price of our common shares on the New York Stock Exchange was US$230.94 per share. On April 20, 2018, the closing price of our common shares on the Lima Stock Exchange was US$230.60.

9. B	Plan of Distribution

Not applicable.

9. C	Markets

(1) The Lima Stock Exchange

1.1 Trading

As of December 2017, there were 284 companies listed on the Lima Stock Exchange (BVL by its Spanish initials), which is Peru’s only securities exchange and was established in 1970. Trading on the Lima Stock Exchange is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows:

	Opening session:	08:20 a.m.	08:30 a.m.
	Trading I:	08:30 a.m.	02:22 p.m.
From the second Sunday of March through the first Sunday of November of each year:	Trading II	02:22 p.m.	02:52 p.m.
	Closing session:	02:52 p.m.	03:00 p.m.
	Closing Price publication	03:00 p.m.	03:02 p.m.
	Trading at closing price:	03:02 p.m.	03:10 p.m.
	Opening session:	09:00 a.m.	09:30 a.m.
	Trading I:	09:30 a.m.	03:22 p.m.
From the first Sunday of November through the second Sunday of March of each year:	Trading II	03:22 p.m.	03:52 p.m.
	Closing session:	03:52 p.m.	04:00 p.m.
	Closing Price publication	04:00 p.m.	04:02 p.m.
	Trading at closing price:	04:02 p.m.	04:10 p.m.

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

According to the Lima Stock Exchange, the first two quarters of 2017 started out unstable, product of adjustments in the mining papers, decline in industrial stocks, sharp losses of Graña y Montero shares (linked to Odebrecht case) and uncertainty surrounding U.S. monetary policy. As from July till the end of the third quarter, the Peruvian stock market, saw an upward trend mainly driven by higher international commodity prices in the mining sector, benefited from the persistent geopolitical tension between U.S.A and North Korea.

In December 2017, the BVL reported a highly volatile behavior due to effects of major political crisis, involving payments made by Odebrecht to firms tied to President Kuczynski, and a drastic tax reform in the U.S.A. This situation affected liquidity and caused setbacks in the trading figures. However, this instability was offset by investors who took advantage of falling prices to make opportunity purchases, amid the failure of President Kuczynski opposition to get the number of votes needed for impeachment, which lifted the pace during the second half of the month. Therefore, the two main indices closed December with positive variations.

The total amount traded on the BVL was US$3,516 million in 2015, US$4,566 million in 2016 and US$8,944 million in 2017. These figures are still far from the record level obtained in 2007, in which trading volume reached US$12,400 million. The Peruvian stock market capitalization amounted to US$162,355 million in 2017 compared to US$124,044 million in 2016 and US$90,657 million in 2015. The Indice General de la Bolsa de Valores de Lima (the General Index of the Lima Stock Exchange or IGBVL) closed at 19,974.38points in 2017 (an increase of 28.31% compared to 2016).

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

We rely almost exclusively on dividends from Grupo Credito, BCP, BCB, ASHC, Grupo Pacifico, Credicorp Capital and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

Although substantially all of the clients of BCP, ASB and Pacifico are located in Peru, as of December 31, 2017, approximately 38.3% of BCP Stand-alone’s loan portfolio, 99.9% of ASB loan portfolio, and 50.2% of Pacifico’s written premiums were denominated in U.S. Dollars (38.0%, 99.9%, and 61.4% in 2016; and 36.7%, 100%, and 51.3% in 2015, respectively).

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$ 63,621 million or 30% of GDP at December 31, 2017) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company — 4.B Business Overview — (7) Peruvian Government and Economy”.

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

For details on Income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to note 18 (d) of the consolidated financial statements.

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

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 (Bermuda annual government fee for 2017).

10.2 Peruvian regulation

On February 15, 2011, the Peruvian government enacted Law No. 29663, which was subsequently amended on July 21, 2011, by Law No. 29757. This law partially modifies the country’s income tax regime by (i) subjecting to taxation in Peru capital gains derived from an indirect transfer of shares and (ii) introducing more types of income that will qualify as Peruvian source income. Under the law, an indirect transfer of shares is deemed to exist and be subject to the Peruvian Income Tax (0%, 5% or 30%) when the shares of a non-domiciled entity, which in turn owns (directly or indirectly through other entities) shares issued by a domiciled entity, are transferred, provided that both of the following two conditions are met:

a.	During the 12 months prior to the transfer, the fair market value (“FMV”) of the shares of the Peruvian entity owned by the foreign entity equals 50% or more of the FMV of the shares of the foreign entity. There exists a rebuttable presumption that this condition is met if the non-domiciled entity is a resident in a tax haven; and

b.	During any given 12-month period, shares representing 10% or more of the foreign entity’s share capital are transferred.

The tax rate in this case will apply according to the following:

Tax rate
Exempt (0%)	Law No. 30341 establishes that the income derived from the transfer of securities in the Lima Stock Exchange will be exempt from the Income Tax until December 31, 2019, as long as they have a stock market presence and; if in a period of 12 months, the tax-payer or its related parties, through a single or successive operations, do not transfer 10% or more of the total shares issued by the respective Company.
5%	If the aforementioned requirements are not met and the transfer of shares is realized through the Lima Stock Exchange by a non-domiciled subject.
30%	If the transfer of shares is not realized through the Lima Stock Exchange by a non-domiciled subject.

The following two obligations were also imposed on Peruvian domiciled companies that have economic relationships with non-domiciled sellers:

(2)	Reporting to the Peruvian Tax Administration (SUNAT) the transfer of its own shares or the transfer of shares owned by the non-domiciled seller; and

(3)	To the extent that shares of a Peruvian-domiciled company are being directly or indirectly transferred by a non-domiciled transferor, the Peruvian-domiciled company is jointly liable for the income tax that is not paid by the non-domiciled transferor when the seller and the Peruvian domiciled company are deemed to be economically related for Peruvian Income Tax purposes for any period of time, within 12 months prior to the transfer. However, the joint income tax liability does not apply when the purchaser or acquirer of the transferred shares is a Peruvian individual or entity.

To provide greater clarity, Supreme Decree N° 275-2013-EF was enacted by the Peruvian Government on November 7, 2013 and further defined the concept of “economic relationship”. A Peruvian domiciled company is considered to be economically related to a non-domiciled transferor, if, for any time period within the 12-month period prior to the transfer, at least one of the following conditions is met:

a.	The non-domiciled transferor owns more than 10% of the equity of the Peruvian-domiciled company, directly or through a third party;

b.	10% or more of the equity of each of the Peruvian-domiciled company and the non-domiciled transferor is owned by common shareholders;

c.	The Peruvian-domiciled company and the non-domiciled transferor have one or more common directors, managers or administrators, with power of decision over financial, operative and commercial agreements;

d.	The Peruvian domiciled company and the non-domiciled transferor prepare joint consolidated financial statements; or

e.	The non-domiciled transferor has a dominant influence on the decisions of the administrative areas of the Peruvian domiciled company, or vice-versa.

10.3 Reciprocal tax treaties

As of January 19, 2018, Peru has effective tax treaties with the following jurisdictions: Brazil, Canada, Chile, Mexico, Portugal, South Korea, Switzerland and the countries member of the Andean Pact (Bolivia, Colombia and Ecuador). There is no tax treaty with Bermuda or the US.

10. F	Dividends and Paying Agents

Not applicable.

10. G	Statement by Experts

Not applicable.

10. H	Documents on Display

The documents referred to in this Annual Report are available for inspection at our registered office.

10. I	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities involve principally the use of financial instruments, including derivatives. We accept deposits from customers at fixed rates, and invest these funds in high-quality assets. Additionally, we place these deposits that could be at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability. It is important to mention that in 2017 the deposits we placed have been only at fixed rate.

We also seek to raise margins, through lending to commercial and retail borrowers with a range of financial products. Such exposures involve not just on-balance sheet loans and advances; we also enter into off-balance sheet facilities and other commitments such as letters of credit and performance bonds.

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

(1) Risk Management Structure

The Board of Directors of the Group and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

a)	Board of Directors Credicorp -

The Board of Directors is responsible for the overall risk management approach and for the approval of the levels of risk appetite that the Group is prepared to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management. The Board also establishes an organizational culture which emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the compliance function.

Board of Group Companies –

The Board of each of the Group companies is responsible for aligning the risk management established by the Board of Credicorp with the context of each Group company. For that purpose, each Board establishes a framework for risk appetite, policies and guidelines.

b)	Risk Committee -

The Risk Committee represents the Board of Credicorp in risk management decision-making. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite, in addition to establishing principles, policies and general limits.

The Risk Committee consists of two members of Credicorp’s Board of Directors, one of them holds the Chairman position, a member of the Board of BCP, BCP’s CEO, BCP’s CFO, BCP’s CRO and BCP’s Head of Risk Management. Furthermore, Credicorp’s Chief Corporate Audit Officer participates as an observer.

The Risk Committee is supported by the following committees, which report on a monthly basis all relevant changes or issues relating to the risks management:

Credit Risk Committee

The Credit Risk Committee is responsible for reviewing the tolerance level of the credit risk appetite and the limits of exposure of Credicorp. This Committee also proposes credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, it proposes the approval of any changes to the functions described above and important findings to the Risk Committee.

Treasury and ALM (Asset & Liability Management) Risk Committee-

The Treasury and ALM Risk Committee is responsible for analyzing and proposing the risk appetite and Treasury’s level of exposure. It also proposes the guidelines and policies for the Treasury Risk Management and ALM, within the framework of governance and the organization structure for the integral management of market risks. Furthermore, it is responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Risk Committee.

Operational Risk Committee -

The Operational Risk Committee is responsible for reviewing the tolerance level, the appetite for operational risk and the limits of exposure of Credicorp. It also proposes the norms and policies for the management of operational risks and the mechanisms for the implementation of corrective actions within the governance framework. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

c)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Board of Directors of Credicorp.

The Central Risk Management is divided into the following areas:

Credit Division -

The Credit Division is responsible for ensuring the quality of the wholesale banking portfolio in accordance with the Group’s risk strategy and appetite on the basis of an efficient management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Division -

The Risk Management Division is responsible for ensuring that policies and risk management policies established by the Board of Directors are complied with and monitored. The Risk Management Division also supervises the process of risk management and coordinates with the companies of Credicorp involved in the whole process. It also has the task of informing Senior Management of global exposure and type of risk, as well as the specific exposure of each of the Group’s companies.

The Risk Management Division consists of the following units: the Operational Risk and Insurance Risk Management Department, the Credit and Corporate Management Risk Department, the Market Risk Management Department, Global Risk Management, Internal Validation and Risk Management Methodology and Modelling.

Retail Banking Risk Division -

This division is responsible for ensuring the quality of the retail portfolio and the development of credit policies that are consistent with the overall guidelines and policies set by the Board of Credicorp.

Treasury Risk Management –

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of the Treasury Division with risk measurement methodologies and limits approved by the Risk Committee. Treasury Risk Management is also responsible for assessing the effectiveness of hedge derivatives and the valuation of investments.

d)	Internal Audit Division and Compliance Division –

The Internal Audit Division is in charge of monitoring on an ongoing basis the effectiveness of the risk management function of the Group, verifying compliance with laws and regulations, as well as the policies, objectives and guidelines set by the Board of Directors. The Audit Division also evaluates the sufficiency and level of integration of the Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Compliance Division is responsible for ensuring compliance with applicable laws and regulations and the internal Code of Ethics.

(2) Risk Measurement and Reporting Systems

Credicorp has independent databases that are subsequently integrated through corporate reports. These reports enable it to monitor at an aggregate and detailed level, the different types of risks to which each company is exposed. The system provides it the ability to comply with the needs for revision of the risk appetite requested by the above-mentioned committees and areas; as well as also complying with regulatory requirements.

(3) Risk Mitigation

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls, insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks

(4) Risk appetite

In the different subsidiaries of the Group, the respective Boards approve the risk appetite framework to define the maximum level of risk that the organization is willing to take in seeking to accomplish its strategic and financial objectives. This Risk Appetite framework is based on primary and secondary objectives:

Primary objectives are intended to preserve the strategic pillars of the organization, defined as solvency, liquidity, profit and growth, stability of results and balance structure.

Secondary objectives are intended to monitor on a qualitative and quantitative basis the various risks to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

- A Risk appetite statement: making explicit the general principles and the qualitative declarations which complement the Bank’s risk strategy.

- A Metrics scorecard: used to define the levels of risk exposure in the different strategic pillars.

- Limits: Allows Credicorp to manage the risk-taking process within the tolerance established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

- Government of the risk appetite process: Seeks to guarantee compliance of the framework through the different roles and responsibilities assigned to the units involved, including by monitoring risk exposure periodically to verify that it is within the established limits. If a limit is surpassed, an action plan is generated, which compliance is monitored periodically until risk exposure is within the limits again.

(5) Risk Concentration

Risk concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic, political or other conditions.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

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

(7) Trading Book

The trading book is characterized by having liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as a principal with the clients or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

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

VaR limits and assumptions are set on the basis of risk appetite and trading strategy of each subsidiary. The assessment of past movements has been based on historical one-year data and 124 market risk factors, which are composed as follows: 25 market curves, 78 stock prices, 12 mutual funds values, 1 volatility series and 8 survival probability curves. Credicorp applies these historical changes in rates directly to its current positions (a method known as historical simulation). Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which Credicorp’s trading book is exposed.

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

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, Credicorp has internal appetite risk limits for the Trading Book that are monitored and informed to the Credicorp Treasury and ALM Risk Committee. In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate (see Item 11. Quantitative and qualitative disclosures about market risk – (10) Foreign Exchange Risk).

During 2017, the Credicorp´s VaR showed a reduction compared to the level of 2016, due to lower exposure to the interest rates risk and prices risk because of the reduction of the position of the fixed income, equity and swaps portfolios. The VaR remained within the internal limits risk appetite limits set by the Risk Management Department of each subsidiary.

As of December 31, 2015, 2016 and 2017, our VaR by type of asset were as follows:

	2015	2016	2017
	Soles in thousand
Equity investments	12,282	9,624	2,757
Debt investments	7,088	19,371	4,504
Swaps	13,769	13,045	7,661
Forwards	102,967	2,470	2,111
Options	12,708	1,160	251
Diversification effect	-27,997	-19,748	-9,884
Consolidated VaR by type of asset (1)	120,817	25,922	7,400

(1)	Amplified to the Holding, 10 days period.

As of December 31, 2015, 2016 and 2017, our VaR by risk type were as follows:

	2015	2016	2017
	Soles in thousand
Interest rate risk	111,941	22,553	7,836
Price risk	12,288	9,623	2,759
Volatility risk	287	319	-
Diversification effect	-3,701	-6,573	-3,195
Consolidated VaR by risk type (1)	120,815	25,922	7,400

(1)	Amplified to the Holding, 10 days period.

The information disclosed in these charts addresses the VaR calculation for the entire consolidated Group. However, minimum, maximum and average VaR calculations are estimated only for BCP Stand-alone’s trading book. The reason for this is that, although there is a daily VaR calculation for all subsidiaries with trading book positions, the entire Group is consolidated once a month in order to calculate a VaR for reporting purposes and to monitor the economic capital limit. Therefore, since there is not a sufficient sample for the Group, minimum, maximum and average VaR are calculated only for the BCP subsidiary. Nonetheless, the Company believes it is relevant information considering that BCP’s trading risk is very close to the total trading risk of the Group’s portfolio.

For the years ended December 31, 2015, 2016 and 2017, the BCP Stand-alone’s VaR is as follows:

	2015	2016	2017
	Soles in thousand
Average daily	57,357	50,486	14,834
Highest	121,463	132,038	55,298
Lowest	16,115	8,972	6,022

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

Backtesting is also estimated only for BCP’s trading book, since it should be based on a minimum of 252 observations and the Group’s VaR is consolidated only once a month for reporting purposes and to monitor the economic capital limit.

VaR Backtesting – VaR (1-Day, 99% in millions of Soles) – 2017:

During 2017, BCP did not record any exception (no actual losses exceeded daily VaR).

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

The results of our stress test as of December 31, 2015, 2016 and 2017, by type of asset, were as follows:

	2015	2016	2017
	Soles in thousand
Equity investments	49,712	35,581	12,292
Debt investments	18,067	47,259	27,840
Swaps	38,029	23,469	23,835
Forwards	163,876	13,200	13,395
Options	17,439	8,616	1,836
Diversification effect	(123,582)	(79,832)	(18,937)
Consolidated VaR by type of asset	163,541	48,293	60,261

The results of our stress test as of December 31, 2015, 2016, 2017, by risk type, were as follows:

	2015	2016	2017
	Soles in thousand
Interest rate risk	174,491	45,453	28,487
Price risk	49,730	35,603	12,301
Volatility risk	370	852	-
Diversification effect	(61,051)	(33,616)	(5,112)
Consolidated VaR by risk type	163,540	48,292	35,676

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

The tables below summarize our exposure to interest rate risks for the years 2015, 2016 and 2017. It includes our financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

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

	As of December 31, 2016
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	7,467,818	1,845,264	3,709,882	9,890,459	109,340	4,542,630	27,565,393
Investments	1,574,831	465,421	3,913,328	6,261,652	8,908,298	2,680,557	23,804,087
Loans, net	10,525,263	16,135,337	22,739,878	30,353,995	11,170,586	-363,291	90,561,768
Financial assets designated at fair value through profit and loss	-	-	-	-	-	459,099	459,099
Premiums and other policies receivables	623,005	16,533	2,898	768	-	-	643,224
Accounts receivable from re-insurers and co-insurers	110,263	202,610	120,159	21,155	-	-	454,187
Other assets	373,946	5,590	12,537	7,024	-	8,533,348	8,932,445
Total assets	20,675,126	18,670,755	30,498,682	46,535,054	20,188,224	15,852,343	152,420,203
Liabilities
Deposits and obligations	22,908,852	8,273,520	15,162,216	32,654,763	4,970,689	1,946,347	85,916,387
Payables from repurchase agreements, security lending, due to banks and correspondents	2,765,720	2,031,097	5,747,611	10,146,210	1,825,048	106,229	22,621,915
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	209,520	209,520
Accounts payable to reinsurers and coinsurers	32,963	158,957	36,633	5,339	-	-	233,892
Technical, insurance claims reserves and reserves for unearned premiums	185,671	104,065	396,609	1,730,011	3,637,198	732,635	6,786,189
Bonds and notes issued	52,366	40,792	639,238	8,492,272	6,226,773	488,162	15,939,603
Other liabilities	446,131	1,577	218,539	190,300	-	3,754,658	4,611,205
Equity	-	-	-	-	-	20,116,511	20,116,511
Total liabilities and equity	26,391,703	10,610,008	22,200,846	53,218,895	16,659,708	27,354,062	156,435,222
Off-Balance sheet items
Derivatives assets	461,724	2,118,173	498,864	5,738,651	3,961,574	-	12,778,986
Derivatives liabilities	1,682,988	4,308,673	2,609,747	3,461,322	716,256	-	12,778,986
Total Off-Balance Sheet items	-1,221,264	-2,190,500	-2,110,883	2,277,329	3,245,318	-	-
Marginal gap	-6,937,841	5,870,247	6,186,953	-4,406,493	6,773,834	-11,501,719	-4,015,019
Accumulated gap	-6,937,841	-1,067,594	5,119,359	712,866	7,486,700	-4,015,019

The investments carried at fair value through profit or loss and trading derivatives are not considerate in the Re-pricing Gap because this instruments are include in the trading book; and VaR methodology it use to value this type of risk.

	As of December 31, 2017
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	11,473,580	1,859,361	4,638,314	6,222,420	79,788	6,428,944	30,702,407
Investments	1,642,823	3,789,292	4,013,113	6,208,053	11,072,700	2,111,283	28,837,264
Loans, net	12,192,582	15,509,563	23,933,640	32,989,209	12,108,217	-755,934	95,977,277
Financial assets designated at fair value through profit and loss	-	-	-	-	-	537,685	537,685
Premiums and other policies receivables	626,392	22,088	6,500	1,849	-	-	656,829
Accounts receivable from re-insurers and co-insurers	163,425	309,669	208,531	34,070	-	-	715,695
Other assets	180,725	24,927	9,736	5,946	577,129	8,221,926	9,020,389
Total assets	26,279,527	21,514,900	32,809,834	45,461,547	23,837,834	16,543,904	166,447,546
Liabilities
Deposits and obligations	26,156,669	9,513,156	17,056,114	36,200,975	6,213,829	2,029,668	97,170,411
Payables from repurchase agreements, security lending, due to banks and correspondents	4,070,558	1,949,926	6,931,824	6,056,395	2,153,396	250,633	21,412,732
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	168,089	168,089
Accounts payable to reinsurers and coinsurers	51,814	141,708	31,726	9,937	-	-	235,185
Technical, insurance claims reserves and reserves for unearned premiums	200,307	118,642	443,141	1,918,617	3,922,902	840,151	7,443,760
Bonds and notes issued	791,247	1,656	395,125	11,998,887	2,973,831	81,511	16,242,257
Other liabilities	155,851	211,103	2,434	-	-	5,176,758	5,546,146
Equity	-	-	-	-	-	22,253,703	22,253,703
Total liabilities and equity	31,426,446	11,936,191	24,860,364	56,184,811	15,263,958	30,800,513	170,472,283
Off-Balance sheet items
Derivatives assets	1,397,860	2,023,671	426,309	6,993,576	2,393,197	-	13,234,613
Derivatives liabilities	4,153,574	4,460,947	181,534	3,944,123	494,435	-	13,234,613
Total Off-Balance Sheet items	-2,755,714	-2,437,276	244,775	3,049,453	1,898,762	-	-
Marginal gap	-7,902,633	7,141,433	8,194,245	-7,673,811	10,472,638	-14,256,609	-4,024,737
Accumulated gap	-7,902,633	-761,200	7,433,045	-240,766	10,231,872	-4,024,737

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

The sensitivity of the consolidated statements of income is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2017, 2016 and 2015, including the effect of derivatives instruments. The sensitivity of net economic value is calculated by revaluing interest rates from available-for-sale fixed income and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges and derivatives instruments designated as cash flow hedges. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the ALM Book, including instruments classified as available-for-sale and held to maturity investments.

The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2015, 2016 and 2017:

	As of December 31, 2015
	Interest Rates Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		Economic Value
			Soles in thousands
Peruvian Currency	+/-	50	+/-	5,344	-/+	238,943
Peruvian Currency	+/-	75	+/-	8,016	-/+	358,415
Peruvian Currency	+/-	100	+/-	10,688	-/+	477,886
Peruvian Currency	+/-	150	+/-	16,032	-/+	716,829
U.S. Dollar	+/-	50	+/-	4,978	+/-	50,217
U.S. Dollar	+/-	75	+/-	7,467	+/-	75,326
U.S. Dollar	+/-	100	+/-	9,956	+/-	100,435
U.S. Dollar	+/-	150	+/-	14,934	+/-	150,652

	As of December 31, 2016
	Interest Rates Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	8,851	-/+	285,263
Peruvian Currency	+/-	75	-/+	13,276	-/+	427,895
Peruvian Currency	+/-	100	-/+	17,701	-/+	570,526
Peruvian Currency	+/-	150	-/+	26,552	-/+	855,790
U.S. Dollar	+/-	50	+/-	12,613	-/+	146,292
U.S. Dollar	+/-	75	+/-	18,919	-/+	219,438
U.S. Dollar	+/-	100	+/-	25,226	-/+	292,584
U.S. Dollar	+/-	150	+/-	37,838	-/+	438,876

	As of December 31, 2017
	Interest Rates Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	1,451	-/+	354,899
Peruvian Currency	+/-	75	-/+	2,176	-/+	532,348
Peruvian Currency	+/-	100	-/+	2,901	-/+	709,798
Peruvian Currency	+/-	150	-/+	4,352	-/+	1,064,696
U.S. Dollar	+/-	50	+/-	8,068	-/+	129,876
U.S. Dollar	+/-	75	+/-	12,103	-/+	194,813
U.S. Dollar	+/-	100	+/-	16,137	-/+	259,751
U.S. Dollar	+/-	150	+/-	24,205	-/+	389,627

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

Our positions held in equity securities, mutual funds and hedge funds are not considered part of investment securities for sensitivity calculation purposes; however, presented below is a table that demonstrates how our expected unrealized gain or loss (before income taxes) on equity securities, mutual funds, and hedge funds (as of December 31, 2017, 2016 and 2015) would correspond to changes in market prices of these securities at the 10%, 25% and 30% levels:

Market price	Changes in	2015	2016	2017
sensitivity	market prices %	Soles in thousands
Equity securities	+/- 10	149,449	130,750	81,664
Equity securities	+/- 25	363,023	326,875	204,161
Equity securities	+/- 30	436,348	392,250	244,993
Mutual funds	+/- 10	16,085	29,234	40,937
Mutual funds	+/- 25	40,212	73,085	102,343
Mutual funds	+/- 30	48,254	87,701	122,811
Hedge funds	+/- 10	13,319	110	106
Hedge funds	+/- 25	33,299	274	266
Hedge funds	+/- 30	39,958	329	319

Commitments in liabilities at fair value (short sales) are related to fixed income and equity financial instruments, and have maturities of one month or less; therefore, the Group expects minimal price fluctuations. As a result, the Group is not subject to significant price risk on these financial liabilities.

(10) Foreign Exchange Risk

Our financial position and cash flows are exposed to foreign currency exchange rates. Our management sets limits on the level of total exposure to foreign currencies, which are monitored daily. Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2015, 2016 and 2017, the Group’s assets and liabilities by currencies were as follows:

	Peruvian		Other
2015	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	2,629,447	18,133,335	1,628,962	22,391,744
Receivables from reverse repurchase agreements and security borrowings	-	10,080,794	945,904	11,026,698
Trading securities	1,437,617	199,438	686,042	2,323,097
Available-for-sale investments	7,835,615	8,924,280	629,409	17,389,304
Held-to-maturity investments	2,872,865	709,264	-	3,582,129
Loans, net	51,525,096	30,358,072	4,604,993	86,488,161
Financial assets designated to fair value through profit or loss	52,369	297,959	-	350,328
Other assets	1,626,686	2,059,415	509,557	4,195,658
	67,979,695	70,762,557	9,004,867	147,747,119
Monetary liabilities -
Deposits and obligations	(36,446,886)	(45,696,802)	(6,462,945)	(88,606,633)
Payables from repurchase agreements and security lending	(11,673,446)	(1,503,347)	(1,422,957)	(14,599,750)
Due to bank and correspondents	(2,379,021)	(5,184,659)	(198,817)	(7,762,497)
Financial liabilities designated at fair value through profit or loss	-	(47,737)	-	(47,737)
Insurance claims reserves and technical reserves	(2,699,351)	(3,661,014)	(1,263)	(6,361,628)
Bonds and subordinated notes issued	(2,171,074)	(14,010,489)	(106,399)	(16,287,962)
Other liabilities	(2,942,934)	(1,510,666)	(632,842)	(5,086,442)
	(58,312,712)	(71,614,714)	(8,825,223)	(138,752,649)
	9,666,983	(852,157)	179,644	8,994,470
Forwards position, net	6,011,253	(6,707,587)	696,334	-
Currency swaps position, net	(9,997,505)	10,084,091	(86,586)	-
Cross-currency swaps position, net		-	-	-
Options, net	543,066	(543,066)	-	-
Net monetary position	6,223,797	1,981,281	789,392	8,994,470

	Peruvian		Other
2016	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	2,675,238	12,131,203	1,839,328	16,645,769
Receivables from reverse repurchase agreements and security borrowings	4,021	10,621,045	294,558	10,919,624
Trading securities	2,433,444	172,999	1,408,576	4,015,019
Available-for-sale investments	8,326,735	7,301,306	367,248	15,995,289
Held-to-maturity investments	4,102,739	1,015,681	-	5,118,420
Loans, net	53,118,275	32,215,401	5,228,092	90,561,768
Financial assets designated to fair value through profit or loss	85,333	373,766	-	459,099
Other assets	1,456,407	1,993,385	538,039	3,987,831
	72,202,192	65,824,786	9,675,841	147,702,819
Monetary liabilities -
Deposits and obligations	(37,468,123)	(41,514,198)	(6,934,066)	(85,916,387)
Payables from repurchase agreements and security lending	(12,522,337)	(1,313,163)	(1,292,499)	(15,127,999)
Due to bank and correspondents	(2,630,256)	(4,644,838)	(218,822)	(7,493,916)
Financial liabilities designated at fair value through profit or loss	-	(6,052)	(203,468)	(209,520)
Insurance claims reserves and technical reserves	(3,134,680)	(3,650,466)	(1,043)	(6,786,189)
Bonds and subordinated notes issued	(2,544,031)	(13,291,371)	(104,201)	(15,939,603)
Other liabilities	(2,434,407)	(1,492,911)	(917,779)	(4,845,097)
	(60,733,834)	(65,912,999)	(9,671,878)	(136,318,711)
	11,468,358	(88,213)	3,963	11,384,108
Forwards position, net	508,304	(529,352)	(93,844)	(114,892)
Currency swaps position, net	245,063	(245,098)	35	-
Cross-currency swaps position, net	(1,340,985)	1,433,012	(92,027)	-
Options, net	(86,059)	86,059	-	-
Net monetary position	10,794,681	656,408	(181,873)	11,269,216

	Peruvian		Other
2017	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	3,149,300	18,578,798	1,493,889	23,221,987
Receivables from reverse repurchase agreements and security borrowings	119,976	6,915,937	444,507	7,480,420
Trading securities	2,222,061	209,543	1,593,133	4,024,737
Available-for-sale investments	13,804,121	7,697,970	810,517	22,312,608
Held-to-maturity investments	3,453,790	959,583	-	4,413,373
Loans, net	56,226,385	33,580,636	6,170,256	95,977,277
Financial assets designated to fair value through profit or loss	48,454	489,231	-	537,685
Other assets	1,219,985	2,268,659	876,864	4,365,508
	80,244,072	70,700,357	11,389,166	162,333,595
Monetary liabilities -
Deposits and obligations	(43,334,026)	(45,875,469)	(7,960,916)	(97,170,411)
Payables from repurchase agreements and security lending	(10,155,790)	(1,582,783)	(1,677,270)	(13,415,843)
Due to bank and correspondents	(3,229,753)	(4,463,659)	(303,477)	(7,996,889)
Financial liabilities designated at fair value through profit or loss	(3,094)	(26,057)	(138,938)	(168,089)
Insurance claims reserves and technical reserves	(3,632,896)	(3,809,742)	(1,122)	(7,443,760)
Bonds and subordinated notes issued	(3,869,494)	(12,271,451)	(101,312)	(16,242,257)
Other liabilities	(2,737,797)	(2,030,093)	(1,013,441)	(5,781,331)
	(66,962,850)	(70,059,254)	(11,196,476)	(148,218,580)
	13,281,222	641,103	192,690	14,115,015
Forwards position, net	859,439	(824,434)	(19,186)	15,819
Currency swaps position, net	370,697	(371,301)	3,776	3,172
Cross-currency swaps position, net	(1,725,567)	1,814,960	(92,565)	(3,172)
Options, net	60,704	(60,704)	-	-
Net monetary position	12,846,495	1,199,624	84,715	14,130,834

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

As of December 31, 2017, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2017 on its monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles, with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2016	2017
	%	Soles in thousands	Soles in thousands
Depreciation -
U.S. Dollar	5	(31,257)	(57,125)
U.S. Dollar	10	(59,673)	(109,057)

Appreciation -
U.S. Dollar	5	34,548	63,138
U.S. Dollar	10	72,934	133,292

Risk in the Insurance Activity and the Operational Risk

Both the operational risk, which measures the probability of loss of the business operations, and the insurance activity, which measures the real cost of claims and benefit payments or the timing thereof, are important for the Group’s risk management. Also, the manner in which these risks are identified, evaluated, measured, treated and controlled definitions is defined and explained in the notes to the audited financial statements, 32.4 Operational Risk and 32.5 Risk of the insurance activity.

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

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2017. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework version 2013. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and concluded that, as of December 31, 2017, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner. Our management also found no material weaknesses in our internal control over financial reporting and therefore no corrective actions were taken.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Gaveglio Aparicio y Asociados S. Civil de R.L (member firm of PricewaterhouseCoopers), our independent registered public accounting firm. As stated in their report included herein, Gaveglio Aparicio y Asociados S.Civil de R.L has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2017.

15. C	Attestation Report of Independent Registered Public Accounting Firm

To The Board of Directors and shareholders of Credicorp Ltd. and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Lima, Peru

April 26, 2018

/S/ Gaveglio, Aparicio y Asociados S.C.R.L

We have served as the Company’s auditor since 2015.

Countersigned by

—————————————— (partner)

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

At the Annual General Meeting of Shareholders held on March 31, 2017, shareholders elected the new members of the Board of Directors of Credicorp as explained in Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management. Furthermore, our  Board of Directors, in its meeting held on April 26, 2017 appointed the following members to the Audit Committee: Mr. Raimundo Morales Dasso (Chairman since July 2011), Ms. Patricia Lizarraga Guthertz and Mr. Benedicto Cigüeñas Guevara (financial expert).

Mr. Morales, Ms. Lizarraga and Mr. Cigüeñas are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of the NYSE Listed Company Manual.

Mr. Cigüeñas, our Audit Committee Financial Expert, has been a Director of Credicorp Ltd, Banco de Credito del Peru – BCP and Mibanco from January 2014 to date, January 2005 to date and 2014 to date, respectively. From 1992 to 2004, Mr. Cigüeñas served as Chief Financial Officer at BCP and Credicorp. Previously, he was Peru’s Vice Minister of Economy and Finance from 1979 to 1981, and was also an executive at the Peruvian Central Bank- BCRP from 1966 to 1971. Mr. Cigüeñas also served as CEO of Banco Continental (today BBVA Continental); Banco de la Nacion (State-owned banck); and Banco Exterior de los Andes y de España (Regional Office in Peru). Mr. Cigüeñas brings to the Board of Directors his deep knowledge of financial matters and macroeconomic policy as well as his extensive experience in Credicorp’s businesses.

Mr. Cigüeñas is an Economist from the Universidad Catolica del Peru and has a Master’s degree from Colegio de Mexico.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics (Codigo de Etica) that applies to our board of directors, including our chief executive officer, chief financial officer, and our other principal executive officers, as well as to all other employees. In addition, we have adopted a code of ethics for professionals with financial responsibility (Codigo de Etica Para Profesionales con Responsibilidad Financiera) that applies to employees with financial management responsibilities. Our code of ethics and code of ethics for professionals with financial responsibility are available on the corporate governance section of our web site at www.credicorpnet.com.

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

Furthermore, in accordance with a proposal made by the Audit Committee, in 2013, the Board of Directors of Credicorp engaged in a process to select and appoint the company that will act as our independent external auditor for a period of 5 years starting in 2015. The companies invited to participate in the selection process were the four most prominent auditors with operations in the countries where Credicorp’s subsidiaries operate: Ernst and Young (“EY”), PricewaterhouseCoopers, KPMG, and Deloitte. After analyzing the proposals, the Audit Committee agreed to recommend EY to serve as the independent external auditor of Credicorp and its subsidiaries for the fiscal year 2014 and Gaveglio, Aparicio y Asociados S. Civil de R.L, a member firm of PricewaterhouseCoopers for a period of 5 years starting on January 1, 2015 and ending on December 31, 2019. Our Board of Directors’ continued support for PricewaterhouseCoopers during its term as independent external auditor is subject to the firm’s performance, which will be evaluated at the end of each year during its appointment.

At the Annual General Meeting of Shareholders held on March 28, 2018, the shareholders of Credicorp approved the designation of Gaveglio, Aparicio y Asociados S. Civil de R.L, a member firm of PricewaterhouseCoopers, to act as independent external auditors of Credicorp for a period of 1 year in accordance with the proposal and recommendation of the Audit Committee to our Board of Directors and authorized our Board of Directors to delegate the approval of the independent external auditor’s annual fees to its Audit Committee.

The following table sets forth, for each of the years indicated, the fees agreed to our independent external auditors, Gaveglio, Aparicio y Asociados S.C.R.L., a member of PwC, for the audit of our financial statements for the years ended December 31, 2015, 2016 and 2017.

	Years ended December 31,
	2015	2016	2017
	(Soles in thousands)
Audit (*)	13,390	13,902	15,907
Audit – Related	675	702	600
Tax	501	912	357
All Other	260	215	314
Total	14,826	15,731	17,178

(*) In 2017, this concept includes the fees charged to the associate Entidad Prestadora de Salud, for approximately S/1.4 million (S/1.1 million and S/1.0 million for 2016 and 2015, respectively).

Audit Fees correspond to audit services performed (i) reviewing Credicorp’s Consolidated Financial Statements and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include the audit work in connection with reviews of interim financial information. The Audit Committee approved all fees.

The increase shown in the 2017 audit fees corresponds, mainly, to the audit fee related to the additional procedures to be performed with respect to the review of the implementation of International Financial Reporting Standard N° 9 "Financial Instruments" (IFRS 9).

Audit-Related Fees relate to services that are similar to the execution of an audit or a review of Credicorp’s financial statements and which are traditionally performed by the independent auditor. Such audit-related services include: issuance of comfort letter and other services related to filling documents with regulatory bodies or regarding public offerings, assistance in the understanding of new accounting and financial rules established by regulatory entities and audit related procedures on accounting matters. The Audit Committee approved all fees.

Tax Fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and which principally consist of tax compliance and advisory services approved by the Audit Committee.

In 2017, other fees are mainly related to training programs and evaluation of a sample of clients from BCP Bolivia´s credit portfolio. During 2016, other fees are mainly related to: (i) training programs; and (ii) assess the current structure of the Finance organization of one of the subsidiaries of Credicorp based on benchmarking and gap analysis. In 2015, other fees are mainly related to the tax-purpose valuation provided to one of the subsidiaries of Credicorp with no direct affect in the financial statements and training programs. Audit fees corresponding to “Taxes” and “All other” paid in 2017, 2016 and 2015 were subject to the aforementioned 35% limit and represented 4%, 7% and 8%, respectively, of the total auditor’s fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2017, as part of their core businesses, our affiliates, Prima AFP, Atlantic Security Bank, Credicorp Capital Sociedad Administradora de Fondos, Pacifico Seguros and Credicorp Capital Bolsa made purchases in open-market transactions on behalf of our clients. Furthermore, the following purchases were made for the 2017 long-term retention plan for certain employees, as explained in Notes 3 and 19 of the financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
March 2017	140,812	US$165.83

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

16G. A	The New York Stock Exchange – Corporate Governance

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

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices

303A.01	A majority of the members of the board of directors must be “independent directors”, as defined by the NYSE.	Credicorp is not required under Bermuda Law to maintain a board of directors with a majority being independent directors. As of April 26th, 2018, four Directors out of eight are independent.

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

Credicorp Consolidated Financial Statements and the report of the independent public accounting firm in connection therewith are filed as part of this Annual Report on Form 20-F, as noted below:

Page
Report of Independent Registered Public Accounting Firm	F-1 - F-2

Consolidated financial statements

Consolidated statements of financial position	F-3
Consolidated statements of income	F-4 - F-5
Consolidated statements of comprehensive income	F-6
Consolidated statements of changes in equity	F-7
Consolidated statements of cash flows	F-8 - F-9
Notes to consolidated financial statements	F-10 - F-142

All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Consolidated Financial Statements or notes thereto.

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2017, 2016 and 2015 together with the Report of Independent Registered Public Accounting Firm

ITEM 19.	EXHIBITS

(a)	Index to Exhibits

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ CESAR RIOS
Name:	Cesar Rios
Tittle:	Chief Financial Officer
Dated: April 26, 2018

EXHIBITS INDEX

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd., incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

8	List of Subsidiaries, incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated June 27, 2003

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

US$	=	United States dollar
S/	=	Sol

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

April 26, 2018

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Lima, Perú

April 26, 2018

/S/ Gaveglio, Aparicio y Asociados S.C.R.L.

We have served as the Company’s auditor since 2015.

Countersigned by

___________________________________ (partner)

/S/Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No. 01-019847

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2017 AND 2016

	Note	2017	2016
		S/(000)	S/(000)
Assets

Cash and due from banks:	4
Non-interest-bearing		6,019,776	5,568,657
Interest-bearing		17,202,211	11,077,112
		23,221,987	16,645,769
Cash collateral, reverse repurchase agreements and securities borrowings	5(a)	7,480,420	10,919,624

Investments:
Trading securities	6(a)	4,024,737	4,015,019
Available-for-sale investments		21,732,107	17,086,774
Available-for-sale investments pledged as collateral		2,691,784	1,598,893
	6(a)	24,423,891	18,685,667
Held-to-maturity investments		1,826,394	2,867,755
Held-to-maturity investments pledged as collateral		2,586,979	2,250,665
	6(b)	4,413,373	5,118,420
		32,862,001	27,819,106

Loans, net:	7
Loans, net of unearned income		100,477,775	94,768,901
Allowance for loan losses		(4,500,498)	(4,207,133)
		95,977,277	90,561,768

Financial assets designated at fair value through profit or loss	8	537,685	459,099
Premiums and other policies receivable	9(a)	656,829	643,224
Accounts receivable from reinsurers and coinsurers	9(b)	715,695	454,187
Property, furniture and equipment, net	10	1,509,492	1,551,703
Due from customers on acceptances		532,034	491,139
Intangible assets and goodwill, net	11	1,978,865	1,960,690
Other assets	12	4,999,998	4,928,913

Total assets		170,472,283	156,435,222

Liabilities and Equity

Deposits and obligations:	13
Non-interest-bearing		29,382,909	28,084,691
Interest-bearing		67,787,502	57,831,696
		97,170,411	85,916,387
Payables from repurchase agreements and security lending	5(b)	13,415,843	15,127,999
Due to banks and correspondents	14	7,996,889	7,493,916
Banker’s acceptances outstanding		532,034	491,139
Accounts payable to reinsurers	9(b)	235,185	233,892
Financial liabilities at fair value through profit or loss	3(f)(v)	168,089	209,520

Technical reserves, insurance claims reserves and unearned premiums	15	7,443,760	6,786,189
Bonds and notes issued	16	16,242,257	15,939,603
Other liabilities	12	5,014,112	4,120,066

Total liabilities		148,218,580	136,318,711

Equity	17
Equity attributable to Credicorp´s equity holders
Capital stock		1,318,993	1,318,993
Treasury stock		(208,937)	(209,322)
Capital Surplus		271,948	280,876
Reserves		14,647,709	13,539,091
Other reserves		1,455,594	1,209,731
Retained earnings		4,271,260	3,516,766
		21,756,567	19,656,135
Non-controlling interest		497,136	460,376

Total equity		22,253,703	20,116,511

Total liabilities and equity		170,472,283	156,435,222

The accompanying Notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

Interest and similar income	21	11,030,683	10,773,055	9,784,089

Interest and similar expenses	21	(2,959,196)	(2,914,714)	(2,527,133)

Net interest, similar income and expenses		8,071,487	7,858,341	7,256,956

Provision for loan losses, net of recoveries	7(d)	(1,789,165)	(1,785,495)	(1,880,898)
Net Interest, similar income after provision for loan losses		6,282,322	6,072,846	5,376,058

Other income
Commissions and fees	22	2,911,408	2,771,561	2,644,191
Net gains on foreign exchange transactions operaciones de cambio		650,228	698,159	773,798
Net gains on sales of securities		741,781	336,759	248,723
Net gains on derivatives held for trading		103,580	44,500	207,938
Net gains from exchange difference		17,394	–	46,563
Net gains on financial assets designated at fair value through profit or loss	8	67,633	51,667	–
Others	27	396,683	344,460	325,666
		4,888,707	4,247,106	4,246,879
Insurance premiums and claims
Net premiums earned	23	1,808,340	1,799,115	1,733,978
Net claims incurred for life, general and health insurance contracts	24	(1,118,304)	(1,098,905)	(1,031,659)

Total premiums earned less claims		690,036	700,210	702,319

Other expenses
Salaries and employees benefits	25	(3,071,020)	(2,942,743)	(2,878,318)
Administrative expenses	26	(2,158,823)	(2,094,678)	(1,995,802)
Depreciation and amortization	10(a) and 11(a)	(419,975)	(407,061)	(396,497)
Net loss from exchange difference		–	(60,624)	–
Impairment loss on goodwill	11(b)	–	(94)	(82,374)
Net impairment loss on available-for-sale investments	6(a)	(766)	(14,459)	(43,801)
Net loss on financial assets at fair value through profit or loss	8	–	–	(33,500)
Others	27	(635,547)	(609,075)	(534,372)
Total other expenses		(6,286,131)	(6,128,734)	(5,964,664)

The accompanying Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

Profit before income tax		5,574,934	4,891,428	4,360,592
Income tax	18(b)	(1,393,286)	(1,281,448)	(1,197,207)
Net profit		4,181,648	3,609,980	3,163,385

Attributable to:
Credicorp’s equity holders		4,091,753	3,514,582	3,092,303
Non-controlling interest		89,895	95,398	71,082
		4,181,648	3,609,980	3,163,385

Net basic and dilutive earnings per share attributable to equity holders of Credicorp Ltd. (in Soles):
Basic	28	51.49	44.23	38.91
Diluted	28	51.35	44.15	38.84

The accompanying Notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		S/000	S/000	S/000

Net profit for the year		4,181,648	3,609,980	3,163,385
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments available for sale	17(d)	375,710	518,658	(635,743)
Income tax	17(d)	(13,962)	(22,975)	18,503
		361,748	495,683	(617,240)

Net movement on cashflow hedges	17(d)	(77,369)	(22,109)	41,069
Income tax	17(d)	18,719	2,294	(1,956)
		(58,650)	(19,815)	39,113

Exchange differences on translation of foreign operations	17(d)	(54,227)	(26,571)	270,907

		(54,227)	(26,571)	270,907

Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods, net of income tax		248,871	449,297	(307,220)

Total comprehensive income for the year, net of income tax		4,430,519	4,059,277	2,856,165

Attributable to:
Equity holders of Credicorp Ltd.		4,337,616	3,961,618	2,831,612
Non-controlling interest		92,903	97,659	24,553
		4,430,519	4,059,277	2,856,165

The accompanying Notes are an integral part of these consolidated consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

		Attributable to equity holders of Credicorp Ltd.
							Other reserves
	Number of shares Issued, Notes 17(a) and 28	Capital stock	Treasury Stock	Capital surplus	Reserves	Put options	Available-for- sale investment reserve	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	(In thousands of units)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2015	94,382	1,318,994	(208,184)	302,941	9,469,900	(340,353)	1,223,615	5,937	(206,166)	2,412,771	13,979,455	646,570	14,626,025
Changes in equity in 2015 -
Net profit for the year	–	–	–	–	–	–	–	–	–	3,092,303	3,092,303	71,082	3,163,385
Other comprehensive income	–	–	–	–	–	–	(570,711)	39,113	270,907	–	(260,691)	(46,529)	(307,220)
Total comprehensive income	–	–	–	–	–	–	(570,711)	39,113	270,907	3,092,303	2,831,612	24,553	2,856,165
Transfer of retained earnings to reserves, Note 17(c)	–	–	–	–	1,820,483	–	–	–	–	(1,820,483)	–	–	–
Dividend distribution, Note 17(e)	–	–	–	–	–	–	–	–	–	(539,985)	(539,985)	–	(539,985)
Dividends of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	(11,173)	(11,173)
Purchase of treasury stock, Note 17(b)	–	–	(2,452)	(70,516)	–	–	–	–	–	–	(72,968)	–	(72,968)
Share-based payment transactions	–	–	1,658	51,746	9,481	–	–	–	–	–	62,885	–	62,885
Others	–	(1)	–	–	(77,833)	–	–	–	–	(55,149)	(132,983)	(60,396)	(193,379)
Balances at December 31, 2015	94,382	1,318,993	(208,978)	284,171	11,222,031	(340,353)	652,904	45,050	64,741	3,089,457	16,128,016	599,554	16,727,570

Changes in equity in 2016 -
Net profit for the year	–	–	–	–	–	–	–	–	–	3,514,582	3,514,582	95,398	3,609,980
Other comprehensive income	–	–	–	–	–	–	493,884	(20,400)	(26,448)	–	447,036	2,261	449,297
Total comprehensive income	–	–	–	–	–	–	493,884	(20,400)	(26,448)	3,514,582	3,961,618	97,659	4,059,277
Transfer of retained earnings to reserves, Note 17(c)	–	–	–	–	2,316,370	–	–	–	–	(2,316,370)	–	–	–
Dividend distribution, Note 17(e)	–	–	–	–	–	–	–	–	–	(653,326)	(653,326)	–	(653,326)
Dividends of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	(34,514)	(34,514)
Purchase of treasury stock, Note 17(b)	–	–	(2,604)	(63,924)	–	–	–	–	–	–	(66,528)	–	(66,528)
Share-based payment transactions	–	–	2,260	60,629	690	–	–	–	–	–	63,579	–	63,579
Acquisition of non-controlling interest, Note 2(b)	–	–	–	–	–	340,353	–	–	–	(123,980)	216,373	(216,373)	–
Others	–	–	–	–	–	–	–	–	–	6,403	6,403	14,050	20,453
Balances at December 31, 2016	94,382	1,318,993	(209,322)	280,876	13,539,091	–	1,146,788	24,650	38,293	3,516,766	19,656,135	460,376	20,116,511

Changes in equity in 2017 -
Net profit for the year	–	–	–	–	–	–	–	–	–	4,091,753	4,091,753	89,895	4,181,648
Other comprehensive income	–	–	–	–	–	–	357,628	(57,431)	(54,334)	–	245,863	3,008	248,871
Total comprehensive income	–	–	–	–	–	–	357,628	(57,431)	(54,334)	4,091,753	4,337,616	92,903	4,430,519
Transfer of retained earnings to reserves, Note 17(c)	–	–	–	–	2,354,954	–	–	–	–	(2,354,954)	–	–	–
Dividend distribution, Note 17(e)	–	–	–	–	–	–	–	–	–	(979,989)	(979,989)	–	(979,989)
Dividends of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	(50,234)	(50,234)
Additional dividends, Note 17(e)	–	–	–	–	(1,252,255)	–	–	–	–	–	(1,252,255)	–	(1,252,255)
Purchase of treasury stock, Note 17(b)	–	–	(2,141)	(68,867)	–	–	–	–	–	–	(71,008)	–	(71,008)
Share-based payment transactions	–	–	2,526	59,939	5,919	–	–	–	–	–	68,384	–	68,384
Others	–	–	–	–	–	–	–	–	–	(2,316)	(2,316)	(5,909)	(8,225)
Balances at December 31, 2017	94,382	1,318,993	(208,937)	271,948	14,647,709	–	1,504,416	(32,781)	(16,041)	4,271,260	21,756,567	497,136	22,253,703

The accompanying Notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

CASH FLOWS AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Profit before income tax		5,574,934	4,891,428	4,360,592
Income tax		(1,393,286)	(1,281,448)	(1,197,207)
Net profit for the year		4,181,648	3,609,980	3,163,385
Adjustment to reconcile net profit with net cash arising from operating activities:
Provision for loan losses	7(d)	2,057,478	2,063,209	2,052,177
Depreciation and amortization	10(a) and 11(a)	419,975	407,061	396,497
Depreciation of investment properties	12(f)	6,440	4,369	4,409
Deferred income tax	18(b)	(3,556)	28,228	(117,195)
Adjustment of technical reserves		509,051	370,964	408,808
Impairment loss on available for-sale investments	6(a)	766	14,459	43,801
Net gain on sales of securities		(741,781)	(336,759)	(248,723)
Impairment loss on goodwill	11(b)	–	94	82,374
Provision for sundry risks	12(d)	29,023	28,093	38,248
Net loss (gain) on financial assets designated at fair value through profit and loss	8	(67,633)	(51,667)	33,500
Net gain of trading derivatives		(103,580)	(44,500)	(207,938)
(Gain) loss on sales of property, furniture and equipment		(36,970)	45,076	17,159
Net profit from sale of seized and recovered assets	27	(2,494)	(1,377)	(4,195)
Expense on share-based compensation plan	25	62,043	73,930	65,532
Others		(17,394)	60,624	(46,563)
Net changes in assets and liabilities:
Net (increase) decrease in assets
Loans		(8,387,767)	(6,636,536)	(7,754,794)
Trading securities		(16,400)	(1,694,949)	232,293
Available for sale investments		(5,380,789)	562,679	(3,163,304)
Cash collaterals, receivables from reverse repurchase agreements and securities borrowings		(78,950)	(28,856)	364,837
Other assets		425,245	1,502,444	(676,176)
Net increase (decrease) in liabilities
Deposits and obligations		12,779,204	(1,981,653)	6,105,203
Due to Banks and correspondents		661,747	(188,720)	(2,164,131)
Payables from repurchase agreements and security lending		1,551,904	518,755	1,063,748
Bonds and notes issued		788,144	274,766	(1,270,797)
Other liabilities		1,680,868	1,141,323	1,211,378
Income tax paid		(1,014,907)	(1,108,641)	(945,178)
Net cash flow from operating activities		9,301,315	(1,367,604)	(1,315,645)

The accompanying notes are an integral part of these consolidated financial statements.

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)
NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue for sale of property, furniture and equipment		44,137	47,044	44,524
Revenue from sales of investment property		115,705	–	–
Additions of property, furniture and equipment	10	(143,851)	(110,151)	(148,426)
Purchase of investment property	12(f)	(9,217)	(88,186)	(66,237)
Additions of intangible assets	11	(271,722)	(277,346)	(276,564)
Held-to-maturity investments		670,620	(1,550,332)	(1,135,744)
Net cash flows from investing activities		405,672	(1,978,971)	(1,582,447)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	17(e)	(979,989)	(653,326)	(539,985)
Additional dividends	17(e)	(1,252,255)	–	–
Subordinated bonds and Notes issued		(40,049)	(401,257)	666,805
Acquisition of Credicorp shares	17(b)	(71,008)	(66,528)	(72,968)
Acquisition of non-controlling interest		–	(489,866)	–
Net cash flows from financing activities		(2,343,301)	(1,610,977)	53,852
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		7,363,686	(4,957,552)	(2,844,240)
Effect of changes in exchange rate of cash and cash equivalents		(784,685)	(454,120)	3,199,642
Cash and cash equivalents at the beginning of the year		16,633,196	22,044,868	21,689,466
Cash and cash equivalents at the end of the year		23,212,197	16,633,196	22,044,868

Additional information from cash flows
Interest received		10,935,640	10,640,157	9,748,822
Interest paid		(2,885,989)	(2,772,891)	(2,318,724)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
	At January 1, 2017	New issues	Amortization of principal	Exchange difference	Changes in fair value	Others	At December 31, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subordinated bonds:
Amortized Cost	616,020	29,953	(70,002)	(10,382)	–	(140)	565,449
Fair value	4,881,989	–	–	(166,645)	(39,137)	5,733	4,681,940
	5,498,009	29,953	(70,002)	(177,027)	(39,137)	5,593	5,247,389
Hedge of fair value	(77,508)	–	–	2,512	39,250	1,456	(34,290)

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

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

These consolidated financial statements were approved at the March 28, 2018 General Shareholder’s Meeting.  The Company evaluated events or transactions that may have occurred between March 28, 2018 and April 24, 2018 for potential recognition or disclosures. No significant events or transactions were identified, except for the events indicated in: (i) Note 3(ad) on the impacts of IFRS 9, (ii) Note 17(e) on the agreement to declare a cash dividend, and (iii) Note 34 on subsequent events, which were approved by Management and in the Audit Committee held on April 24, 2018.

Further, there are no significant events or transactions between April 24 and 26, 2018 that were identified.

2	ACQUISITIONS, TRANSFERS AND MERGER

a)	Merger by absorption between El Pacífico Vida Compañía de Seguros y Reaseguros (Pacífico Vida) and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) -

At the Obligatory Annual Shareholders’ Meeting of Pacífico Vida, held on February 23, 2017, the merger by absorption was approved between Pacífico Vida (absorbing entity) and PPS (absorbed entity), and the amendments to their corporate denomination and purpose. Furthermore, it was agreed that said merger would come into effect on the date of the approval of the Public Deed, subject to the prior authorization of the SBS.

In this sense, on July 24, 2017, the SBS, by means of Resolution N° 2836-2017 authorized the following to Pacífico Vida:

•	The merger by absorption.
•	The increase in its share capital by the amount of S/571,009,670, thereby increasing its new share capital to the total of S/1,121,316,750.
•	The amendment in its corporate denomination to Pacífico Compañía de Seguros y Reaseguros S.A., being able to use the abbreviated name “Pacífico Seguros”; and to change its corporate purpose in order to be able to operate in the branches of life and general insurance.

Subsequently, on August 1, 2017, the signing of the Public Deed of Fusion was formalized, with the merger by absorption becoming effective as from said date; consequently, Pacífico Vida absorbs the totality of the assets, liabilities, rights and obligations of PPS, with the latter becoming extinguished, without dissolution or liquidation.

b)	Acquisition of the non-controlling interest of Credicorp Capital Colombia S.A. (formerly Correval) and Inversiones IMT S.A. -

In the Board Meetings of Credicorp held on February 24, and July 20 of 2016, capital contributions were approved in favor of Credicorp Capital Ltd. for an amount of US$15.4 million and US$106.3 million, respectively, for the purpose of acquiring all of the shares held by the minority shareholders of Credicorp Capital Colombia S.A. (49.0 percent) and Inversiones IMT S.A. (39.4 percent) at said date, exercising the sale option agreed with them amounting, at that time, to S/489.9 million (S/340.4 million at the time of the signing of the contract and S/149.5 million related to the appreciation of that option recorded in the period from 2013 until its execution date).

It should be mentioned that in said Board meetings, a capital contribution in favor of Credicorp Capital was initially approved for a total amount of US$121.7 million; however, Management subsequently decided that the contribution would only be for US$120.1 million.

Credicorp Capital Ltd. made capital contributions in favor of Credicorp Capital Holding Chile and Credicorp Capital Holding Colombia for approximately US$49.2 million and US$44.2 million, respectively, to enable said entities to execute directly the purchase and sale options (PUT) of the minority shareholders.

Accordingly, on May 20 and August 1 of 2016, the minority shareholders of Credicorp Capital Holding Chile executed the purchase option of Inversiones IMT S.A. thus selling the 39.4 percent share that they held, for approximately US$73.7 million (equivalent to S/241.4 million), with which, Credicorp Capital Holding Chile became the owner of 100 percent of the share capital of Inversiones IMT S.A.

The amount paid by Credicorp Capital Holding Chile was made up of: (i) US$49.2 million originating from the capital contribution of Credicorp Capital Ltd., (ii) US$20.0 million obtained through a financing from a local Chilean bank and own (iii) funds of approximately US$4.5 million.

Furthermore, on May 20, June 1 and August 1, of 2016, Credicorp Capital Holding Colombia executed the purchase option of Credicorp Capital Colombia S.A., purchasing the 30.32 percent share held by the minority shareholders for approximately US$45.2 million (equivalent to S/152.4 million), with which, Credicorp Capital Holding Colombia became the owner of 81.32 percent of the share capital of Credicorp Capital Colombia S.A.

The amount paid by Credicorp Capital Holding Colombia is made up of US$44.2 million originating from the capital contribution of Credicorp Capital Ltd. and US$1.0 million of own funds.

Finally, on September 30, 2016, Credicorp Capital Ltd. executed the remaining purchase option of Credicorp Capital Colombia S.A., purchasing the 18.68 percent share held by the minority shareholders, by means of the purchase of the entities Coby Business Inc. and Artigas Global Corp, both Panamanian companies whose only asset are their shares of Credicorp Capital Colombia S.A. The total amount of the purchase was US$28.3 million (equivalent to S/96.1 million), of which Credicorp Capital Ltd. paid US$26.7 million in cash (which originated from Credicorp´s capital contribution), leaving a balance payable of US$1.6 million at December 31, 2017.

The total contribution of Credicorp Ltd. in Credicorp Capital Ltd. Group was US$120.1 million and with the financing taken by Credicorp Capital Holding Chile, all of the purchase options were exercised, resulting in the achievement of a 100 percent share in Inversiones IMT S.A. and in Credicorp Capital Colombia S.A. With this operation, the process was concluded of establishing a regional investment bank which operates in the Integrated Latin American Market (MILA from the Spanish acronym), involving the stock exchanges of Peru, Colombia and Chile.

The impacts of the operation on the financial statements of the Group are summarized below:

	Companies acquired
	Inversiones IMT S.A.	Credicorp Capital Colombia S.A.	Coby Business Inc. y Artigas Global Corp.	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Assets and liabilities acquired / Non controlling interest	103,630	69,482	43,261	216,373
Payment made / execution of sale option	(241,420)	(152,379)	(96,067)	(489,866)
Higher value paid	(137,790)	(82,897)	(52,806)	(273,493)

c)	Corporate reorganization of Inversiones Credicorp Bolivia in the Group -

As part of the corporate reorganization of Grupo Credicorp, in a General Shareholders’ Meeting of Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”), held on December 31, 2015, an increase in the share capital was approved in the form of a voluntary contribution of Grupo Crédito S.A. (hereinafter “Grupo Crédito”, a subsidiary of Credicorp Ltd.) amounting to Bs.1,134.5 million, equivalent to S/383.5 million, issuing in its favor 11,344,800 shares.

The contribution was made by Grupo Crédito on March 30, 2016, as a result of which BCP lost control of ICBSA, and Grupo Crédito is the new entity that has assumed control.

This transaction had no significant impact on the consolidated financial statement.

d)	Sale of shares of Banco de Crédito de Bolivia -

The Executive Committee of the Board of Directors of BCP, in its meeting held on December 30, 2015, approved the sale of all of the shares (14,121 units) which it held of Banco de Crédito de Bolivia (hereinafter “BCB”) to ICBSA. Both companies form part of the Group.

It is worth mentioning that at December 31, 2015, said transaction was not recognized as an “asset classified as held-for-sale”, since it did not comply with all of the requirements of IFRS 5 “Non-current assets held for sale and discontinued operations” and it did not have the regulator’s approval.

Furthermore, in a General Shareholders’ Meeting of BCB held on March 10, 2016, the capitalization of reserves was approved for an amount of Bs.607.5 million, equivalent to S/307.4 million, increasing proportionally the shareholding of all of the shareholders. As a result of the capitalization, BCP received 29,116 shares, obtaining a total holding of 43,237 shares.

The share sale operation by BCP was authorized by the Supervisory Authority of the Financial System (ASFI from the Spanish acronym) of Bolivia on May 12, 2016, after which, BCP carried out the sale of all of its shares at that date (43,237 shares) in favor of ICBSA, through the Bolivian Stock Exchange, at a price of Bs.25,811.0 per share, representing a total amount of Bs.1,116.0 million, equivalent to S/541.1 million.

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

The accompanying consolidated financial statements have been prepared on a historical cost basis, except for trading securities, available-for-sale investments, financial assets at fair value through profit or loss, derivative financial instruments, share-based payments, bonds and notes associated with fair value hedges, and financial liabilities at fair value through profit or loss that have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), see paragraph (c) below, and values are rounded to the nearest S/thousands, except when otherwise indicated.

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

The most significant estimates included in the accompanying consolidated financial statements are related to allowance for loan losses, the valuation of investments, the technical reserves for claims and premiums, goodwill impairment, the impairment of available-for-sale investments, the valuation of share-based payment transactions and the valuation of derivative financial instruments. Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The accounting policies adopted are consistent with those of the previous years, except that the Group has adopted the new revised IFRS and IAS which are mandatory for the periods beginning on or after January 1, 2017, as described below:

-	Amendments to IAS 12 “Income Taxes”: Recognition of the deferred income tax asset for unrealized losses.

The amendments clarify the accounting treatment of deferred taxes when an asset is measured at fair value and when said fair value is less than the tax base of the asset. The amendments specifically confirm that:

•	A temporary difference exists when the carrying amount of an asset is less than its tax base at the end of the information presentation period.
•	An entity can assume that it will recover an amount greater than the carrying amount when estimating the taxable profit that it will obtain in future.

•	When the tax law restricts the source of taxable profits against which the particular types of deferred tax assets can be recovered, the recoverability of deferred tax assets can only be evaluated together with other deferred tax assets of the same kind.
•	The tax deductions resulting from the reversal of deferred income tax assets are excluded from the estimated future taxable profit that is used to evaluate the recoverability of said assets.

Due to the Group’s structure and operations, the adoption of this amendment did not have a significant impact on its consolidated financial position and consolidated results; therefore, it has not been necessary to modify the Group’s comparative consolidated financial statements.

-	Amendments to IAS 7 “Statement of Cash Flows”: Disclosure initiatives.

The amendments require entities to break down the changes in their liabilities originating from financing activities, including both those generated by cash flows as well as those which do not involve cash flows (such as gains and losses due to exchange difference).

The Group has disclosed in its consolidated statement of cash flows the information required in tabular format as a reconciliation of the opening and closing balances.

b)	Basis of consolidation -

Investment in subsidiaries –

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

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

At December 31, 2017 and 2016, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú S.A. and Subsidiaries (i)	Banking, Peru	97.69	97.69	139,658,667	127,513,766	124,107,841	113,568,832	15,550,826	13,944,934	3,036,929	2,954,668

Pacífico Compañía de Seguros y Reaseguros S.A. and Subsidiaries (ii), Note 2(a)	Insurance, Peru	98.79	98.45	11,402,998	10,156,361	8,558,149	7,786,257	2,844,849	2,370,104	325,008	303,264

Inversiones Credicorp Bolivia S.A. and Subsidiaries (iii)	Holding, Bolivia	99.96	99.96	9,153,381	8,017,925	8,458,813	7,337,562	694,568	680,363	96,826	71,910

Atlantic Security Holding Corporation and Subsidiaries (iv)	Capital Markets, Cayman	100.00	100.00	7,034,717	7,056,980	6,206,861	5,961,796	827,856	1,095,184	187,132	143,238

Credicorp Capital Ltd. and Subsidiaries (v)	Capital Markets, Bermuda	100.00	100.00	3,731,930	3,230,080	2,943,210	2,440,496	788,720	789,584	77,963	89,654

CCR Inc. (vi)	Special purpose Entity, Bahamas	100.00	100.00	667,170	1,103,787	670,132	1,123,045	(2,962)	(19,258)	14,018	(39)

Prima AFP S.A. (vii)	Private pension fund administrator, Peru	100.00	100.00	882,917	883,893	263,717	277,899	619,200	605,994	140,082	155,813

Grupo Crédito S.A (viii)	Holding, Peru	100.00	100.00	208,049	167,397	241,237	534,552	(33,188)	(367,155)	(31,089)	(15,575)

(i)	BCP was incorporated in 1889 and its activities are regulated by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP regulator, hereinafter “the SBS” for its Spanish acronym).

At December 31, 2017, and 2016, its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a banking entity in Peru oriented towards the micro and small business sector. At December 31, 2017, the assets, liabilities, equity and net income of Mibanco amount to approximately S/12,363.0 million, S/10,666.5 million, S/1,696.5 million and S/399.1 million, respectively (S/11,234.9 million, S/9,658.3 million, S/1,576.6 million, and S/336.0 million, respectively at December 31, 2016).

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations.

Its Subsidiaries are Crediseguro Seguros Personales and Crediseguro Seguros Generales, and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	ICBSA was established in February 2013 and its objective is to make capital investments for its own account or for account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

At December 31, 2017 and 2016, its principal Subsidiary is BCB, a commercial bank which operates in Bolivia. At December 31, 2017, the assets, liabilities, equity and net profit of BCB were approximately S/9,118.4 million, S/8,481.7 million, S/636.7 million and S/75.4 million, respectively (S/7,949.2 million, S/7,238.5 million, S/620.7 million and S/80.7 million, respectively at December 31, 2016).

(iv)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers

(v)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Chile (owner of Inversiones IMT), Credicorp Capital Holding Colombia (owner of Credicorp Capital Colombia), and Credicorp Capital Holding Peru (owner of Credicorp Capital Peru S.A.A.), which develop their activities in Chile, Colombia and Peru, respectively.

At December 31, 2017 and 2016, Credicorp Capital Ltd. directly and indirectly holds 100.00 percent of the share capital of Inversiones IMT and Credicorp Capital Colombia. At December 31, 2017, the assets, liabilities, equity and net profit of Inversiones IMT total approximately S/1,123.4 million, S/964.8 million, S/158.6 million and S/20.8 million, respectively (S/987.5 million, S/840.4 million, S/147.1 million and S/23.7 million, respectively at December 31, 2016); and those of Credicorp Capital Colombia total approximately S/1,667.0 million, S/1,522.2 million, S/144.8 million and S/18.8 million, respectively (S/1,496.5 million, S/1,346.2 million, S/150.3 million and S/24.2 million, respectively at December 31, 2016).

At December 31, 2017 and 2016, Credicorp Capital Ltd. directly holds 100.0 percent of the share capital of Credicorp Capital Holding Perú. At December 31, 2017, the assets, liabilities, equity and net profit of Credicorp Capital Holding Perú and Subsidiaries total approximately S/303.1 million, S/121.3 million, S/181.8 million and S/28.6 million, respectively (S/236.0 million, S/56.5 million, S/179.5 million and S/19.3 million, respectively, at December 31, 2016).

Credicorp Capital Perú has the principal function of a holding company of shares, participations, and securities in general, provision of financial and corporate advisory services, and property investment. At December 31, 2017 and 2016, respectively, Credicorp Capital Peru holds as Subsidiaries, Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital S.A. Sociedad Administradora de Fondos, Credicorp Capital Servicios Financieros S.A. and Credicorp Capital Sociedad Titulizadora S.A., member companies of the Investment Banking Group in Peru.

(vi)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 16(a)(iii). These loans are collateralized by transactions performed by BCP. At December 31, 2017 and 2016, the negative equity balance consists mainly of an accumulated loss of S/17.0 million and a profit for the period of S/14.0 million (an accumulated loss of S/17.0 million and an unrealized loss of S/2.3 million from cash flow hedge derivatives, at December 31, 2016).

(vii)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

(viii)	Grupo Crédito is a company mainly engaged in shares listed in Peru and unlisted shares of Peruvian companies. It also holds the Group’s shares in BCP, and Inversiones Credicorp Bolivia, Prima AFP and Pacífico Seguros. Grupo Crédito’s balances are presented net of its investments in said entities.

c)	Foreign exchange -

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact their major transactions and/operations, such as: lending, borrowing, finance income, finance costs and a significant percentage of their purchases are agreed in soles.

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

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman, Panama and Bolivia have a functional currency different from Soles, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

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

d)	Recognition of income and expenses from banking activities -

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statement of income using the Effective Interest Rate (EIR) method, which is the rate that discounts estimated future cash payments or receipts during the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

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

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of its operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims reserve or settled claims and ceded premiums associated with the ceded policies and are in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

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

Insurance receivables:

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2017 and 2016 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses accrue directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group. The liabilities linked to these accounts are equal to the account assets, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC):

These comprise the direct costs that originate with and are related to traditional life and Investment Link insurance contracts, which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

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

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts are less than the carrying value an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions:

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities:

i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the reserves of this business, the discounted present value of the expected future pensions, to be paid in a guaranteed and non-guaranteed period is taken into account, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

On the other hand, in the Individual Life business the Group offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. Said accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims that have not been reported to the Group. At December 31, 2017 and 2016, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2017 and 2016, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

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

Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position. Claims occurred but not reported are estimated and included in the provision (liabilities). IBNR reserves are determined on the basis of the Bornhuetter - Ferguson methodology - BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect the historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is liberated during the term of the contract and is recognized as premium income.

At each reporting date the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2017 and 2016, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represent premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Investment Link insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

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

(i)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss include financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss, the designation of which is upon initial recognition and on an instrument by instrument basis. Derivative financial instruments are also categorized as held for trading unless they are designated as hedging instruments.

A financial asset or liability is classified as held for trading if it is acquired for the purpose of selling or repurchasing it in the short term, and is presented in “Trading securities” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

Management may only designate an instrument at fair value through profit or loss upon initial recognition when the following criteria are met:

-	The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses generated by them on a different basis; or

-	The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and evaluated based on the yield on their fair value, in accordance with a documented risk management or investment strategy; or

-	A contract contains one or more embedded derivatives which can significantly modify the cash flows that might otherwise be required by the contract and their separation is not prohibited by IAS 39. In this case, the entire contract is designated at fair value through profit or loss.

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

After initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statement of income in “Interest and similar income”. Losses from impairment are recognized in the consolidated statement of income in “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

A provision for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The provision for loan losses is established based on an internal risk classification and considering any guarantees and collaterals received, Note 3 (i) and 32.1.

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

After initial recognition, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of the corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statement of income in “Net gain on the sale of securities”, or is determined to be impaired, at which time the impaired amount is recognized in the consolidated statement of income in “Impairment loss on available–for–sale investments” and removed from the reserve of investments available-for-sale.

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

At December 31, 2017 and 2016 the Group has not recognized any impairment loss on held-to-maturity investments, see policy of impairment of financial assets carried at amortized cost in Note 3(i)(i).

If the Group were to sell or reclassify a more than insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (2) years.

At December 31, 2017 and 2016 the Group did not sell or reclassify any of its held-to-maturity investments.

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

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in Cash collateral, reverse repurchase agreements and security borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the method of the effective interest rate.

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

Security lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(vi)	Other financial liabilities -

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

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Group could be required to repay.

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

The criterion used for each category of financial assets is as follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that are carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes that asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).

The carrying amount of the asset is reduced through the use of a provision account and the amount of the loss is recognized in the consolidated statement of income. A loan, together with the respective associated provision, is written off when classified as a loss and is fully provisioned and there is real and verifiable evidence that the loan is irrecoverable and collection efforts concluded without success, the impossibility of foreclosures or all collateral has been realized or has been transferred to the Group.

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

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss will be the current effective interest rate.

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

When a loan is modified, it is not considered as past due but it maintains its previous classification as impaired or not impaired. If the debtor complies with the new agreement during the following six months, and an analysis of its payment capacity supports a new improved risk classification, the loan is classified as not impaired. If, subsequent to the loan modification, the debtor fails to comply with the new agreement, it is considered as impaired and past due.

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

Investment properties are initially measured at fair value, which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

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

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquiree.

Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income. When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

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

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

In a business combination achieved in stages, the acquirer shall re-measure its ´previously held equity interest in the acquiree at fair value at the acquisition-date. The resulting gain or loss is recognized in profit or loss.

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

Estimated useful
life in years
Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship - Inversiones IMT S.A.	22
Client relationship cash, fixed and variable income - Credicorp Capital Colombia	5
Client relationship APT - Credicorp Capital Colombia	5
Client relationship - Edyficar Peru	10
Client relationship – Mibanco	7
Brand - Mibanco	25
Brand - Credicorp Capital Colombia	5
Brand - Inversiones IMT S.A.	5
Fund manager contract - Credicorp Capital Colombia	28
Fund manager contract - Inversiones IMT S.A.	11
Core deposits - Mibanco	6
Right of use - BCP	5
Others	5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed to reflect this change. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill and the assets disposed of are included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

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

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if any. If this kind of transactions cannot be identified, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

r)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts payable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

s)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent to the commission initially received) in “Other liabilities” of the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Banking services commissions” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

t)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle said obligation and a reliable estimate can be made of the amount.

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

u)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the Notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

v)	Income tax -

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

The carrying amount of deferred tax assets and liabilities may change, even though there is no change in the amount of the related temporary differences, due to a change in the income tax rate. In this case, the resulting change in deferred tax, corresponding to the change in rate, will be recognized in profit or loss, except to the extent that it relates to items previously recognized outside of the consolidated income statement (either in other comprehensive income or directly in equity).

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

Credicorp and its Subsidiaries determine their deferred income tax based on the tax rate applicable to their undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

w)	Earnings per share -

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would have been issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

x)	Share-based payment transactions -

The cost of the Group’s remuneration plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”).

The cumulative expense recognized for equity-settled liquidations at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statement of income.

When the terms of a share-based liquidation are modified, the minimum expense recognized is maintained as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of the shares granted under this plan is reflected as a share dilution in the computation of diluted earnings per share, see paragraph (w) above.

y)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

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

Amounts recognized as other comprehensive income are transferred to the consolidated statement of income when the hedged transaction affects profit or loss; that is, when the hedge-related finance income or finance cost is recognized or when an expected sale occurs.

If the forecasted transaction or firm commitment is no longer expected to occur, the accumulated gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any unrealized accumulated gain or loss previously in the cash flow hedge reserve remains in said reserve until the planned transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of a fair value hedge is recognized in “Interest and similar income” or “Interest and similar expenses” of the consolidated statement of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is recognized in the consolidated statement of income.

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

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and said host contract is not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, See Note 3(f)(i) and Note 8.

z)	Fair value measurement -

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

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

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 32.7(b).

aa)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 29.

ab)	Fiduciary activities, management of funds and pension funds –

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 32.8.

Commissions generated for these activities are included in “Other income” of the consolidated statement of income.

ac)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with maturities of three months or less from the date of acquisition, excluding restricted balances See Note 4.

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

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2017:

(i)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”.

Classification and measurement:

IFRS 9 establishes three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A debt instrument is classified and measured at amortized cost if: a) the objective of the business model is to maintain the financial asset, to collect the contractual cash flows, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

Likewise, a debt instrument is classified and measured at fair value through other comprehensive income if: a) the objective of the business model is to maintain the financial asset, both to collect the contractual cash flows, as well as to sell them, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

All other debt instruments that do not satisfy the above-mentioned conditions must be classified and measured at fair value through profit or loss.

An equity instrument is classified at fair value through profit or loss, unless it is not maintained for trading purposes, in which case, an entity may make an irrevocable choice at its initial recognition, to classify it at fair value through other comprehensive income, without subsequently having to reclassify it to profit or loss.

The combined application of the tests on the characteristics of contractual cash flows and business models as of January 1, 2018, resulted in certain differences when comparing financial assets classified under IAS 39 with financial assets classified under IFRS 9.

Approximately S/1,593.4 million of financial assets previously classified as available for sale under IAS 39, have been classified as investments at fair value through profit or loss under IFRS 9. These financial assets held unrealized gains, which have been reclassified to the item retained earnings of the consolidated statement of changes in equity.

With regard to liabilities, most pre-existing requirements for classification and measurement previously included in IAS 39, have not changed in IFRS 9.

Impairment:

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model “under IAS 39 of credit losses incurred”, and it is expected to result in the early recognition of credit losses.

The financial assets classified or designated at fair value through profit or loss and the capital instruments designated at fair value through other comprehensive income, are not subject to impairment assessment.

Model of impairment of expected credit losses -

Under IFRS 9, provisions for credit losses will be measured at each reporting date, following a three phase model of expected credit losses:

•	Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.

•	Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.

•	Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The reserves for credit losses of Phase 1 and Phase 2 effectively replace the general reserve determined for loans not yet identified as impaired under IAS 39, although the reserves for credit losses of Phase 3 effectively replace the general reserves determined for impaired loans.

Measurement -

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date and considering the expected macroeconomic effects, all according to the new regulation.

The fundamental difference between the credit loss considered as Phase 1 and Phase 2 is the horizon of PD. The estimates of Phase 1 use a 12-month horizon, while those in Phase 2 use an expected loss calculated with the remaining term of the asset and it considers the effect of the significant increase in the risk. Finally, in Phase 3, the expected loss will be estimated based on the best estimate (“ELBE” from its initials in English), given the situation of the collection process of each asset.

The above method applies to all the portfolios, with the exception of some portfolios of reduced materiality and of which there is insufficient historical depth and/or loss experience.

In these cases, simplified approaches will be applied, based on the reality of each portfolio and with reasonable supported and documented criteria.

Changes from one phase to another -

The classification of an instrument as phase 1 or phase 2 depends on the concept of “significant impairment” on the reporting date in comparison with the origination date. In this sense, the definition used considers the following criteria:

-	An account is classified in phase 2 if it has been more than N days in arrears.

-	Risk thresholds have been established based on the internal models and on relative thresholds of differences (by portfolio and risk level) in which the instrument originated.

-	The follow up, warning and monitoring systems of the risk portfolios which depend on the current risk policy in Wholesale and Retail Banking, are integrated.

Additionally, all those accounts which are classified as in default at the reporting date are considered as phase 3. The evaluations of significant risk increase and credit impairment are carried out independently at each reporting date. Assets can move in both directions from one phase to another.

Prospective information -

The measurement of expected credit losses for each phase and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as forecasts of future economic events and conditions. For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in phases 1 and 2, macroeconomic variables were included which vary between portfolios. These forecasts are for a three-year period and, additionally, there is a long-term forecast.

The estimation of the expected loss for phases 1, 2 and 3 will be a weighted estimate which considers three future macroeconomic scenarios. The basic, optimistic and pessimistic scenarios are based on macroeconomic forecasts provided by the in-house economic studies team and approved by Senior Management. This same team also provides the probability of occurrence of each scenario. It should be pointed out that the scenario design is adjusted at least once a year and this can be done more frequently if the conditions of the environment require it.

Expected life -

For the instruments in Phase 2 or 3, the reserves for losses will cover the expected credit losses during the lifetime of the instrument. For most of the instruments, the expected lifetime is limited to the remaining life of the product, adjusted for expected future payments. In the case of revolving products, an analysis was made in order to determine what would be the expected period of life.

The application of the new impairment model generated increases in the reserve for credit losses under the new requirements. Below we present the most significant impacts that were recognized on January 1, 2018:

-	Increase in the allowance for loan losses for S/320.7 million and its corresponding deferred income tax for S/94.6 million; resulting in a reduction in the retained earnings of S/226.1 million.

-	Increase in the provision for investments for S/68.1 million and its corresponding deferred income tax, which was immaterial, resulting in a reduction in the retained earnings.

Hedging accounting:

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, align the accounting of the hedging relationships more closely with the risk management activities of an entity and permit hedging accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedging accounting.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted.

The new classification, measurement and impairment requirements will be applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information of the comparative period.

(ii)	IFRS 15 “Revenue from contracts with customer” -

IFRS 15, which was published in May 2014 and amended in April 2016, will replace IAS 18 “Revenue”, and IAS 11 “Construction Contracts”.

The new standard is based on the principle that revenue is recognized when the control of a good or service is transferred to a client, so that the notion of control replaces the existing notion of risks and benefits.

The standard establishes a new five-step model that applies to the recording of revenue from contracts with clients:

•	Identify the contracts with clients.
•	Identify the separate performance obligation.
•	Determine the price of the contractual transaction.
•	Assign the price of the transaction to each of the separate performance obligations, and
•	Recognize the revenue as each performance obligation is complied with.

Key changes in current practice:

•	All the grouped goods and services which are different must be recognized separately and, in general, the discounts or rebates in the contract price must be assigned to the separate elements.
•	Revenue can be recognized before it is done under the current standards if the consideration varies for any reason (for example, incentives, rebates, management commissions, royalties, success fee, etc.). If they are not at significant risk of reversal, the minimum amounts must be recognized.
•	The point at which revenue may be recognized can change: some revenue that is currently recognized at a given moment at the end of a contract may have to be recognized during the term of the contract and vice versa.
•	There are new specific standards regarding licenses, guarantees, non-reimbursable fee advances and consignment agreements, to name a few.
•	As with any new standard, there are also greater disclosure requirements.

The Group assessed the impact of IFRS 15, concluding at the date of these financial statements, that there is no significant impact on the Group’s revenue recognition.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

(iii)	IFRS 16, “Leases” -

IFRS 16, ‘Leases’ replaces the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations).

IFRS 16 will mainly affect the accounting treatment for lessees, and will result in the recognition of almost all lease contracts in the statement of financial position. The standard eliminates the current distinction between finance and operating leases, and requires the recognition of an asset (right of use of the leased asset) and of a financial liability to make the lease payments, for practically all of the lease contracts. There is an optional exemption for short term and low value leases.

The income statement will also be affected, since the total expense is normally higher in the initial years of the lease contract and lower in the final years. Furthermore, the operating costs will be replaced with interest and depreciation, therefore key metrics such as EBITDA will change.

Operating cash flows will be greater since cash payments for the principal portion of the lease debt are classified in financing obligations. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

During the year 2018, the Group will continue to evaluate the impact of IFRS 16; however, at the date of these financial statements, it concludes that the application of this standard will have no material effects on the financial statements.

IFRS 16 applies to annual periods beginning on or after January 1, 2019, with earlier application permitted but not before IFRS 15, Revenue from Contracts with Customers, is also early adopted.

(iv)	Amendments to IFRS 2: “Share-based payment” “Income Taxes”: Recognition of the deferred income tax asset for unrealized losses.

The amendments made by the IASB in July 2016 clarify the basis of measurement of the share-based payments in cash and the recording of the amendments which change benefits liquidated in cash into equity instruments.

Moreover, an exception is introduced to the principle of classification. When an employer is obliged to retain a certain amount for a tax obligation of the employee associated with a share-based payment, and he pays that amount to the tax authority, the total benefit will be treated as though it were liquidated in equity instruments, as long as it was liquidated in shares without the benefit of a net liquidation.

Entities with the following agreements may find themselves affected by these changes:

•	Benefits liquidated in equity instruments which include net liquidations related to tax obligations
•	Share-based payments which include performance conditions, and
•	Cash liquidation agreements which are amended to share-based payments liquidated in equity instruments.

The amendment to IFRS 2 applies to annual periods beginning on or after January 1, 2018, permitting its early adoption.

(v)	Annual improvements to the IFRS (2014 - 2016 Cycle)

In December 2016, the following improvements were completed:

•	IFRS 1 “First Time Adoption of IFRS”, which eliminates the short-term exemptions which cover the provisions for transition of IFRS 7, IAS 19 and IFRS 10 which are no longer relevant.
•	IAS 28 “Investments in Associates and Joint Ventures”. This clarifies that the choice by investment funds, mutual funds, investment trusts and similar entities to measure the investments in associates or joint ventures at fair value through profit or loss must be made separately for each associate or joint venture at initial recognition.

Said improvements are applicable for financial periods from January 1, 2018.

(vi)	IFRIC 22 “Foreign Currency Transactions and Advance Consideration” -

This interpretation clarifies how to determine the transaction date for the exchange rate to use in the initial recognition of an asset, expense or income when an entity pays or receives advance consideration for contracts denominated in foreign currency.

For a single payment or collection, the transaction date must be the date on which the entity initially recognizes the non-monetary asset or liability which results from the advance consideration (the advance payment or deferred revenue).

If there are various payments or collections for an item, the transaction date must be determined as indicated above for each payment or collection.

Entities can opt for applying the interpretation:

•	Retrospectively for each period presented.
•	Prospectively for items within the scope which is recognized for the first time at or after the start of the reporting period in which the interpretation is applied, or
•	Prospectively from the start of a prior reporting period presented as comparative information.

(vii)	Amendments to IAS 40: “Transfers of Investment Property” –

The amendments clarify that transfers to or from, investment properties can only be made if there has been a change in the use of the property that is supported with evidence. A change in use occurs when the property complies with, or ceases to comply with, the definition of investment property.

A change of intention by itself is not sufficient to support a transfer.

The list of tests for a change of use in the standard is characterized as a non-exhaustive list of examples to help to illustrate the principal.

The IASB provided two examples for the transition:

•	Prospectively, with any impact from the reclassification recognized as an adjustment to the initial retained earnings at the date of initial recognition, or
•	Retrospectively, only permitted without taking advantage of retrospective information.

Additional disclosures are required if an entity adopts the requirements prospectively.

The amendment to IAS 40 applies to annual periods beginning on or after January 1, 2018, with early adoption permitted.

(viii)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model in which the estimations are remeasured at each reporting period. The contracts are measured using the components of:

•	Discounted probability-weighted cash flows.
•	An explicit risk adjustment, and
•	A contractual service margin which represents the unearned profit from the contract which is recognized as income during the period of coverage.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers which use this model will be less volatile than under the general model.

The new standards will affect the financial statements and the key performance indicators of all of the entities that issue insurance contracts or investment contracts with discretionary participation characteristics.

IFRS 17 applies to annual periods beginning on or after January 1, 2021. Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

(ix)	IFRIC 23 “Uncertainty over income tax treatments” -

IFRIC 23 clarifies how to apply the requirements of recognition and measurement of IAS 12 “Income Taxes”, when there is uncertainty over income tax treatments. The IFRIC had previously clarified that IAS 12, and not IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, applies to the recording of uncertain income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities when there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity regarding which there is uncertainty as to whether the treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific income element in a tax declaration is an uncertain tax treatment if its acceptability is uncertain based on the tax legislation. IFRIC 23 is applicable to all aspects of income tax accounting when there is uncertainty with regard to the treatment of an element, including tax profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

IFRIC 23 applies to annual periods beginning on or after January 1, 2019.

(x)	Annual improvements to the IFRS (2015 -17 Cycle)

The improvements are presented below:

•	IFRS 3 “Business combinations”, clarifies the measurement of the interest held prior to obtaining control over a joint operation under IFRS 3.
•	IFRS 11 “Joint Arrangements”, clarifies the measurement of the interest held prior to obtaining control over a joint operation under IFRS 11.
•	IAS 12 “Income Taxes”, mentions the income tax consequences under IAS 12 of payments on financial instruments classified as equity.
•	IAS 23 “Borrowing costs”, establishes the borrowing costs eligible for capitalization.

Said improvements are applicable for financial periods from January 1, 2019.

(xi)	Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in Associates and Joint Ventures”: Sale or contribution of assets between an investor and his associate or joint venture.

The IASB made limited scope amendments to IFRS 10 and IAS 28.

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

The IASB decided to defer the application date of this amendment until it has completed its research project on the equity method. The Group will apply these modifications when they become effective.

There are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Company, either in the current or future periods, as well as on expected future transactions.

4	CASH AND CASH EQUIVALENTS

This item consists in the following:

	2017	2016
	S/(000)	S/(000)

Cash and clearing (a)	5,034,569	4,061,766
Deposits with Central Reserve Bank of Peru - BCRP (a)	15,136,245	8,642,656
Deposits with local and foreign banks (b)	2,828,830	3,778,238
Interbank funds	207,559	147,713
Accrued interest	4,994	2,823
Total cash and cash equivalents	23,212,197	16,633,196
Restricted funds	9,790	12,573
Total cash	23,221,987	16,645,769

Cash and cash equivalents presented in the consolidated statement of cash flows excludes restricted funds, See Note 3(ac).

a)	Cash and clearing and deposits with Central Reserve Bank of Peru -

These accounts mainly include the legal cash requirements that Credicorp and its Subsidiaries must keep to be able to honor their obligations with the public, which are within the limits established by current legislation. The composition of these funds is as follows:

	2017	2016
	S/(000)	S/(000)

Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	11,768,476	8,625,876
Cash in vaults of Bank	4,425,384	3,158,153
Total legal cash requirements	16,193,860	11,784,029

Additional funds
Overnight deposits (ii)	3,367,769	16,780
Cash in vaults of Bank and others	609,185	903,613
Total additional funds	3,976,954	920,393
Total	20,170,814	12,704,422

(i)	At December 31, 2017 cash and deposits subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 5.00 percent and 32.40 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (6.50 percent and 25.89 percent, respectively, at December 31, 2016).

In the same way, at December 31, 2017, the increase in the balances of the legal cash requirement originated from the following factors: i) increase in the rates on the legal cash requirement; ii) increase in the volumes of the total of obligations subject to the legal cash requirement (TOSE from the Spanish acronym); and iii) increase in the volumes of cash due to changes in the banknote export policy.

(ii)	At December 31, 2017, the Group maintains three “overnight” deposits with the BCRP, two of which are denominated in U.S Dollars for US$900.0 million (equivalent to S/2,916.9 million) and US$46.6 million (equivalent to S/150.9 million) and one in soles for S/300.0 million. The “overnight” deposits in dollars and soles earn interest at rates of 1.41 percent and 2.0 percent, respectively, and have maturities at 5 days.

b)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. dollars; are cash in hand and earn interest at market rates. At December 31, 2017 and 2016 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWINGS AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITY LENDINGS

a)	This balance consists of the following:

	2017	2016
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	6,962,421	10,621,045
Cash collateral for short sales	17,688	–
Reverse repurchase agreement and security borrowings (ii)	456,145	294,558
Receivables for short sales	44,166	4,021
Total	7,480,420	10,919,624

(i)	At December 31, 2017, the balance mainly comprises cash collateral for approximately US$2,061.5 million (equivalent to S/6,681.2 million) delivered to BCRP to secure a borrowing in soles of approximately S/6,578.8 million obtained from the same entity (US$3,127.1 million, equivalent to S/10,494.7 million, and S/10,008.7 million, respectively at December 31, 2016). Cash collateral bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries Credicorp Capital Colombia and Inversiones IMT, provides financing to its customers through reverse repurchase agreements and security borrowings, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2017						At December 31, 2016
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	6.79	–	138,552	170,106	308,658	309,574	7.30	5,661	96,924	11,408	113,993	113,993
Instruments issued by the Chilean Government	Chilean pesos	0.35	8,920	256	–	9,176	9,176	0.42	–	1,255	–	1,255	1,259
Other instruments		2.62	23,337	70,809	44,165	138,311	137,815	4.54	–	166,826	12,484	179,310	179,809
			32,257	209,617	214,271	456,145	456,565		5,661	265,005	23,892	294,558	295,061

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and security lendings” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		At December 31, 2017						At December 31, 2016
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	6.62	–	1,291,621	–	1,291,621	1,292,272	7.60	63,267	864,071	–	927,338	927,865
Instruments issued by the Chilean Government	Chilean pesos	0.23	249,186	–	236	249,422	249,422	0.34	231,667	–	–	231,667	233,108
Other instruments		–	–	–	–	–	–	5.97	–	133,494	–	133,494	133,421
Debt instruments (c)			8,921	47,946	11,817,933	11,874,800	12,392,983		–	–	13,835,500	13,835,500	14,065,528
			258,107	1,339,567	11,818,169	13,415,843	13,934,677		294,934	997,565	13,835,500	15,127,999	15,359,922

c)	At December 31, 2017, and 2016 the Group has repurchase agreements secured with: (i) cash, See Note 5(a), and (ii) available-for-sale investments and held-to-maturity investments, See Note 6(b). This item consists of the following:

		At December 31, 2017			At December 31, 2016
Counterparties	Currency	Maturity	Carrying amount	Collateral	Maturity	Carrying amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	January 2018 / October 2020	6,575,800	Cash with BCRP	January 2017 / October 2020	10,008,700	Cash with BCRP
BCRP	Soles	January 2018 / July 2020	2,710,232	Available-for-sale investments and held-to-maturity investments	January 2017 / June 2017	1,256,706	Available-for-sale investments
Natixis S.A.	Soles	August 2020 / August 2028	570,000	Held-to-maturity investments	August 2017 / August 2020	600,000	Held-to-maturity investments
Nomura International PLC (i)	U.S. dollar	March 2019 / December 2019	486,150	Held-to-maturity investments and cash	March 2019 / December 2019	503,400	Held-to-maturity investments and cash
Barclays PLC	U.S. dollar	January 2018 / Julio 2018	293,944	Available-for-sale investments and held-to-maturity investments	–	–	–
Nomura International PLC (ii)	U.S. dollar	August 2020	259,280	Held-to-maturity investments and cash	August 2020	268,480	Held-to-maturity investments and cash
Nomura International PLC (iii)	U.S. dollar	August 2020	226,870	Held-to-maturity investments and cash	August 2020	234,920	Held-to-maturity investments and cash
Citigroup Global Markets Limited (iv)	U.S. dollar	August 2026	145,845	Available-for-sale investments	August 2026	151,020	Available-for-sale-investments
Citigroup Global Markets Limited	Soles	August 2020	100,000	Held-to-maturity investments	August 2020	100,000	Held-to-maturity investments
Banco Central de Bolivia	Bolivianos	January 2018	90,134	Cash	–	–	–
UBS	U.S. dollar	January 2018 / March 2018	83,921	Held-to-maturity investments	January 2017	68,808	Held-to-maturity-investments
Natixis S.A. (v)	U.S. dollar	August 2026	81,025	Available-for-sale investments	August 2026	83,900	Available-for-sale investments
Credit Suisse Peru	Soles	–	–	–	August 2017	300,000	Held-to-maturity investments and cash
Others below S/20 million	–	January 2018 / December 2032	46,069	Investments	–	–	–
Yields			205,530			259,566
			11,874,800			13,835,500

At December 31, 2017, said operations accrue interest at fixed and variable rates between 1.00 percent and 7.20 percent and between Libor at 3M + 0.35 percent and Libor at 6M + 1.90 percent, respectively, (between 0.95 percent and 7.20 percent and between Libor at 3M + 0.35 percent and Libor at 6M + 1.90 percent, respectively, at December 31, 2016).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(i)	At December 31, 2017, the Group holds IRS which were designated as cash flow hedges of certain repurchase agreements at variable rate for a nominal amount of US$150.0 million, equivalent to S/486.2 million (US$150.0 million, equivalent to S/503.4 million, at December 31, 2016). By using these IRS, those repurchase agreements were economically converted to fixed interest rate, See Note 12(b).

(ii)	At December 31, 2017, the Group maintains an IRS and a CCS, which were together designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable interest rate for a nominal amount of US$80.0 million, equivalent to S/259.3 million (approximately US$80.0 million, equivalent to S/268.5 million, at December 31, 2016). By means of the IRS and the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate, See Note 12(b).

(iii)	At December 31, 2017, the Group maintains a CCS which was designated as a cash flow hedge for a repurchase agreement in U.S. dollars at variable rate for a nominal amount of US$70 million, equivalent to S/226.9 million (approximately US$70.0 million, equivalent to S/234.9 million, at December 31, 2016). By means of the CCS, this repurchase agreement was economically converted to a fixed interest rate in soles See Note 12(b).

(iv)	December 31, 2017, the Group maintains a CCS which was designated as a cash flow hedge of two repurchase agreements in U.S. dollars at variable rate for a nominal amount of US$45.0 million, equivalent to S/145.8 million (approximately US$45.0 million, equivalent to S/151.0 million, at December 31, 2016). By means of the CCS, said repurchase agreements were economically converted to soles, See Note 12(b).

(v)	At December 31, 2017, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable rate for a nominal amount of US$25.0 million, equivalent to S/81.0 million (approximately US$25.0 million, equivalent to S/83.9 million, at December 31, 2016). By means of the CCS, said repurchase agreement was economically converted to soles, See Note 12(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss and available-for-sale investments consist of the following:

	2017				2016
	Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Investments at fair value through profit or loss (trading) (i)	–	–	–	4,020,811	–	–	–	4,012,184
Interest accrued	–	–	–	3,926	–	–	–	2,835
Total	–	–	–	4,024,737				4,015,019

Available-for-sale investments

Corporate, leasing and subordinated bonds (ii)	7,919,202	460,826	(22,838)	8,357,190	7,902,688	268,421	(121,748)	8,049,361
Certificates of deposit BCRP (iii)	7,906,747	16,960	–	7,923,707	4,796,142	6,466	–	4,802,608
Government Treasury Bonds (iv)	4,308,507	336,561	(4,520)	4,640,548	2,071,110	174,567	(40,315)	2,205,362
Participation in RAL Fund (v)	527,405	–	–	527,405	650,803	–	–	650,803
Securitization instruments (vi)	478,921	35,747	(6,565)	508,103	523,135	19,136	(6,785)	535,486
Restricted mutual funds (vii)	186,407	230,289	–	416,696	194,315	174,103	–	368,418
Participation in mutual funds	398,308	11,458	(200)	409,566	286,534	10,060	(4,256)	292,338
Negotiable certificates of deposit	285,493	5,036	(346)	290,183	57,523	2,889	(8)	60,404
Multilateral organization bonds	165,830	13,897	(224)	179,503	194,906	3,847	(2,157)	196,596
Certificates of Central Bank of Bolivia (viii)	94,692	33	–	94,725	14,643	–	–	14,643
Investment funds	34,703	25,013	(95)	59,621	34,294	23,339	–	57,633
Collateralized mortgage obligation (CMO) (ix)	17,116	7,048	(6)	24,158	21,628	7,618	–	29,246
Commercial paper	5,185	–	–	5,185	5,576	6	(30)	5,552
Hedge funds	48	1,014	–	1,062	87	1,008	–	1,095
U.S. Federal agency bonds	799	80	–	879	1,036	131	–	1,167
	22,329,363	1,143,962	(34,794)	23,438,531	16,754,420	691,591	(175,299)	17,270,712
Shares -
Listed (x)	254,931	496,737	(1,937)	749,731	541,969	711,597	(3,101)	1,250,465
Non-listed	14,770	1,093	–	15,863	6,098	637	–	6,735
	269,701	497,830	(1,937)	765,594	548,067	712,234	(3,101)	1,257,200
Balance before accrued interest	22,599,064	1,641,792	(36,731)	24,204,125	17,302,487	1,403,825	(178,400)	18,527,912
Accrued interest				219,766				157,755
Total				24,423,891				18,685,667

The Management of Credicorp has determined that the unrealized losses of available-for-sale investments at December 31, 2017 and 2016 are of a temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2017, as a result of the impairment assessment of its available-for-sale investments, the Group recorded an impairment loss of S/0.8 million (S/14.5 million and S/43.8 million during 2016 and 2015, respectively), which is shown in “Impairment loss on available-for-sale investments” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest, is shown in Note 17(c).

During 2017, the Group has not reclassified instruments from the portfolio available-for-sale investments to investments held to maturity (During the years 2016 and 2015, the Group reclassified instruments from the portfolio available-for-sale investments to held-to-maturity investments which, at the time of the transfer maintained an unrealized profit amounting to S/6.0 million and an unrealized loss amounting to S/12.9 million recorded in equity, respectively). During the years 2017 and 2016, S/2.1 million and S/1.6 million, respectively, were amortized from unrealized results which were recorded in equity, and were transferred to the account “Net gain on sale of securities” of the consolidated statement of income. At December 31, 2017, unrealized profit amounting to S/0.02 million is held in equity, corresponding to the investments which were reclassified in category (unrealized gain amounting to S/2.1 million at December 31, 2016).

At December 31, 2017 and 2016, the maturities and annual market rates of available-for-sale investments are as follows:

	Maturities		Annual effective interest rate
	2017	2016	2017						2016
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate, leasing and Subordinated bonds	Jan-2018 / Feb-2065	Jan-2017 / Feb-2065	1.37	9.20	0.24	7.55	0.17	7.83	2.88	10.21	0.16	13.46	0.14	9.06
Certificates of deposit BCRP	Jan-2018 / Apr-2019	Jan-2017 / May-2018	3.08	3.17	–	–	–	–	4.27	4.55	–	–	–	–
Government Treasury bonds	Feb-2018 / Feb-2055	Jan-2017 / Feb-2055	1.32	6.25	1.27	6.25	–	–	1.83	7.13	0.33	7.10	–	–
Securitization instruments	Jan-2018 / Sep-2045	Jan-2018 / Sep-2045	4.09	11.75	3.06	6.16	1.68	6.00	4.75	9.30	3.27	9.76	0.50	8.44
Certificates of deposits Central Bank of Bolivia	Jan-2018 / Sep-2018	Mar-2017 / Jun-2017	–	–	–	–	0.50	1.15	–	–	–	–	0.10	0.30
Negotiable certificates of deposits	Jan-2018 / Mar-2033	Jan-2017 / Feb-2026	0.49	4.33	–	–	1.18	4.90	2.10	6.54	0.95	1.98	1.30	6.25
Multilateral organization bonds	Mar-2018 / Feb-2044	Jan-2017 / Feb-2044	2.13	7.04	1.83	2.44	–	–	3.39	7.47	1.67	3.31	–	–
Collateralized mortgage obligations (CMO)	Aug-2020 / Dic-2036	Aug-2020 / Dec-2036	–	–	2.23	9.40	–	–	–	–	2.12	9.79	–	–
U.S. Federal agency bonds	Aug-2035	Aug-2035	–	–	1.66	1.66	–	–	–	–	1.47	1.47	–	–

(i)	At December 31, 2017 the balance includes mainly BCRP certificates of deposit (securities issued at discount through public auctions, negotiated in the Peruvian secondary market and settled in soles) amounting to S/2,102.3 million, government treasury bonds for an amount of S/1,142.0 million, and multilateral organization bonds for S/260.3 million, corporate and leasing bonds for S/238.4 million, listed shares for S/122.4 million and negotiable certificates of deposit for S/60.7 million (S/2,259.9 million, S/526.5 million, S/243.2 million, S/818.8 million, S/114.2 million and S/37.4 million, respectively, at December 31, 2016).

(ii)	At December 31, 2017 the most significant individual unrealized loss amounted to approximately S/2.2 million (S/17.7 million, at December 31, 2016).

(iii)	At December 31, 2017 the Group maintains 79,901 BCRP certificates of deposits (49,504 at December 31, 2016).

(iv)	At December 31, 2017 and 2016, the balance includes the following Government Treasury Bonds:

	2017	2016
	S/(000)	S/(000)
Peruvian sovereign bonds	4,364,172	1,820,240
Bolivian sovereign bonds	106,461	52,462
Colombian sovereign bonds	58,381	212,756
U.S. Federal agency bonds	55,875	90,191
Other	55,659	29,713
Total	4,640,548	2,205,362

Certain treasury bonds were hedged through CCS and IRS, as detailed bellow:

-	At December 31, 2017, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds and foreign government bonds for nominal amounts totaling S/228.8 million and S/55.1 million, respectively (S/236.3 million and S/167.8 million, respectively, at December 31, 2016), See Note 12(b); by means of said CCS, the bonds were economically converted to soles at fixed rate.

-	At December 31, 2017, the Group maintains IRS, which have been designated as fair value hedges of certain Peruvian Government, corporate and international financial entity bonds denominated in U.S Dollars at fixed interest rate for a nominal amount of S/659.5 million (S/760.3 million at December 31, 2016), See Note 12(b); through said IRS these bonds were economically converted to variable interest rates.

(v)	At December 31, 2017, these funds total approximately S/146.2 million in bolivianos and S/381.2 million in U.S. dollars (S/168.4 million in bolivianos and S/482.4 million in U.S. dollars respectively at December 31, 2016) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vi)	At December 31, 2017 and 2016, the balance of securitization instruments includes the following:

	2017	2016
	S/(000)	S/(000)
Inmuebles Panamericana	156,186	94,478
Abengoa Transmisión del Norte	82,492	81,581
Concesionaria La Chira S.A.	30,182	30,661
Hunt Oil Company	23,244	175,282
Others below of S/30 million	215,999	153,484
Total	508,103	535,486

At those dates, the bonds have semiannual payments until the year 2025.

The pool of underlying assets, which is traded in the Peruvian secondary market, is mainly made up of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte), accounts receivable for collection via banking channels of the charge for drinking water and sanitation service (Concesionaria La Chira) and accounts receivable for the sale of hydrocarbons in Peru (Hunt Oil Company).

(vii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(viii)	At December 31, 2017 and 2016, certificates of deposit issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

(ix)	Collateralized mortgage obligations correspond to senior tranches (“Senior Tranches”)

(x)	Between the years 2016 and 2017, the Group sold through Credicorp Capital Corredores de Bolsa, 100.0 percent of the shares that it held of Banco de Crédito e Inversiones de Chile (hereinafter “BCI Chile”) and 100.0 percent of the shares that it held of Enel Distribución Perú S.A.A. (formerly Edelnor S.A.A.) We present below the sales made:

-	On March 7, 2016, Credicorp signed a Memorandum of Understanding (MOU) with BCI Chile, in which, as a minority shareholder with a 4.06 percent participation in BCI Chile, it stated its intention to sell up to 50.0 percent of said shares.

Credicorp undertook not to sell the remaining 50.0 percent of its shares in BCI Chile during the period of 180 calendar days subsequent to the expiry date of the preferred option of BCI Chile which forms part of the applicable regulations in Chile. The preferred subscription period began on March 21, 2016.

Accordingly, on April 22, 2016, Credicorp sold 50.0 percent of the shares which it held in BCI Chile (2,248,593 shares), at a price of CLP 27,500 (US$41.6) per share, generating cash for approximately US$94.0 million, equivalent to S/302 million. Said sale generated a profit, net of commissions, of approximately S/124.7 million.

-	On September 15, 2017, Credicorp sold the remaining 50.0 percent of shares which it held in BCI Chile (2,286,328 shares), at a price of CLP 39,000 (US$62.3) per share, generating cash for approximately US$142.4 million, equivalent to S/462.8 million. Said sale generated a profit, net of commissions, of approximately S/281.1 million.

-	On October 4, 2017, Credicorp sold in the Lima Stock Exchange all of its position in the shares of Enel Distribución Perú S.A.A. (43,554,445 shares), at a price of S/5.5 per share, generating cash for approximately S/239.5 million. The operation generated a profit, net of commissions, of approximately S/163.7 million.

At December 31, 2017 the unrealized gain on listed shares arises mainly from investment in Alicorp S.A.A. and Inversiones Centenario S.A.A. and totaled S/234.1 million, and S/226.5 million, respectively (S/109.4 million in Alicorp S.A.A., S/166.5 million in Inversiones Centenario S.A.A., S/141.6 million in Enel Distribución Perú S.A.A., and S/81.2 million in BCI Chile, at December 31, 2016).

b)	Held-to-maturity investments consist of the following:

	2017
	Carrying amount	Fair value
	S/(000)	S/(000)

Peruvian sovereign bonds	3,378,046	3,700,535
Bonds of foreign governments	352,205	355,438
Peruvian treasury bonds	217,187	221,799
Corporate bonds	246,284	254,131
Certificates of payment on work progress (CRPAO for its Spanish acronym) (*)	129,443	134,238
	4,323,165	4,666,141
Accrued interest	90,208	90,208
Total	4,413,373	4,756,349

	2016
	Carrying amount	Fair value
	S/(000)	S/(000)

Peruvian sovereign bonds	4,016,340	4,099,001
Bonds of foreign governments	333,133	336,397
Peruvian treasury bonds	234,884	240,166
Corporate bonds	277,998	284,028
Certificates of payment on work progress (CRPAO for its Spanish acronym) (*)	154,449	154,496
	5,016,804	5,114,088
Accrued interest	101,616	101,616
Total	5,118,420	5,215,704

At December 31, 2017, said bonds have maturities between January 2018 and February 2042, accruing interest at an annual effective interest rate between 3.19 percent and 6.09 percent on bonds denominated in soles and between 1.39 percent and 4.55 percent on bonds in U.S. dollar (at December 31, 2016 they show maturities between February 2017 and February 2042, bearing interest at an effective annual interest rate of 1.87 percent and 7.12 percent on bonds denominated in soles and between 0.47 percent and 6.03 percent per year on bonds in U.S. dollars).

At December 31, 2017 and 2016, Credicorp Management has determined that the difference between amortized cost and fair value of held-to-maturity investment is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

At December 31, 2017 the Group has entered into repurchase agreements transactions over corporate bonds, multilateral organization bonds and foreign government bonds accounted for as available-for-sale investments for an estimated fair value of S/2,691.8 million (S/1,598.9 million at December 31, 2016), of which the related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statement of financial position, See Note 5(c).

Also, at December 31, 2017, the Group maintains repurchase agreements transactions over held-to-maturity investments for an estimated fair value of S/2,725.8 million (S/2,061.6 million at December 31, 2016), the related liability of which is presented in “Payables from repurchase agreements and security lendings” of the consolidated statement of financial position, See Note 5(c).

(*)	At December 31, 2017 and 2016 there are, 217 and 249 certificates of Annual Recognition of Payment for Work Progress (CRPAO from Spanish acronym), respectively, issued by the Peruvian Government to finance projects and concessions are held, said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the works undertaken. Said investment has maturities between January 2018 and April 2026, accruing interest at an annual effective rate between 3.90 percent and 5.38 percent.

c)	The table below shows the balance of investments, by maturity groupings, before accrued interest:

	2017
	Trading	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Until 3 months	1,476,174	4,987,080	334,791
From 3 months to 1 year	1,096,855	3,785,935	68,690
From 1 to 3 years	516,919	2,407,141	1,625,856
From 3 to 5 years	180,739	1,516,653	110,746
Over 5 years	574,293	9,327,327	2,183,082
Without maturity	175,831	2,179,989	–
Total	4,020,811	24,204,125	4,323,165

	2016
	Trading	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Up to 3 months	341,995	1,260,163	17,655
From 3 months to 1 year	1,723,578	2,835,467	807,319
From 1 to 3 years	1,166,274	2,930,790	956,812
From 3 to 5 years	329,590	1,361,623	1,082,244
Over 5 years	324,417	7,519,715	2,152,774
Without maturity	126,330	2,620,154	–
Total	4,012,184	18,527,912	5,016,804

7	LOANS, NET

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Direct loans
Loans	77,712,186	71,792,562
Leasing receivables	7,401,018	8,302,898
Credit cards	6,880,017	7,036,975
Discounted Notes	1,999,099	1,921,403
Factoring receivables	1,722,436	1,428,571
Advances and overdrafts in current account	113,630	151,613
Refinanced loans	915,493	844,830
Restructured loans	121	126
Total direct loans	96,744,000	91,478,978

Internal overdue loans and under legal collection loans	3,020,914	2,620,411
	99,764,914	94,099,389
Add (less) -
Accrued interest	779,684	784,391
Unearned interest	(66,823)	(114,879)
Total direct loans	100,477,775	94,768,901
Allowance for loan losses (d)	(4,500,498)	(4,207,133)
Total direct loans, net	95,977,277	90,561,768

Indirect loans, Note 20(a)	19,369,559	19,831,985

b)	Direct loans by class are as follows:

	2017	2016
	S/(000)	S/(000)

Commercial loans	58,455,548	54,133,871
Residential mortgage loans	15,452,087	14,495,454
Micro-business loans	13,927,557	12,951,628
Consumer loans	11,929,722	12,518,436
Total	99,764,914	94,099,389

c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2017
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	1,235,970	193,385	1,353,168	1,634,169	4,416,692
Provision, net of recoveries	715,072	49,505	522,885	501,703	1,789,165
Recovery of written-off loans	22,857	1,158	54,046	190,252	268,313
Loan portfolio written-off	(217,160)	(10,662)	(437,594)	(760,785)	(1,426,201)
Exchange difference and others	(76,613)	(5,099)	(15,927)	(7,322)	(104,961)
Balances at the end of the period (*)	1,680,126	228,287	1,476,578	1,558,017	4,943,008

	2016
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	1,197,713	173,879	1,372,099	1,288,528	4,032,219
Provision, net of recoveries	25,567	26,845	538,233	1,194,850	1,785,495
Recovery of written-off loans	219,986	814	50,588	6,326	277,714
Loan portfolio written-off	(143,871)	(7,877)	(606,546)	(853,844)	(1,612,138)
Exchange difference and others	(63,425)	(276)	(1,206)	(1,691)	(66,598)
Balances at the end of the period (*)	1,235,970	193,385	1,353,168	1,634,169	4,416,692

	2015
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	556,270	165,138	1,124,072	1,256,616	3,102,096
Provision, net of recoveries	732,834	(321)	512,052	636,333	1,880,898
Recovery of written-off loans	157,790	362	7,333	5,794	171,279
Loan portfolio written-off	(341,067)	(4,936)	(403,993)	(721,326)	(1,471,322)
Exchange difference and others	91,886	13,636	132,635	111,111	349,268
Balances at the end of the period (*)	1,197,713	173,879	1,372,099	1,288,528	4,032,219

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately S/4,500.5 million and S/442.5 million, respectively, at December 31, 2017 (approximately S/4,207.1 million and S/209.6 million, respectively, at December 31, 2016 and approximately S/3,840.3 million and S/191.9 million, respectively, at December 31, 2015). The allowance for indirect loan losses is included in “Other liabilities” of the consolidated statement of financial position, Note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2017, 2016 and 2015 has been established in accordance with IAS 39 and is sufficient to cover incurred losses on the loan portfolio.

e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

f)	The table below shows the gross direct loan portfolio at December 31, 2017 and 2016 by maturity based on the remaining period to repayment due date:

	2017	2016
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	38,052,430	35,455,309
From 1 to 3 years	20,167,475	19,214,591
From 3 to 5 years	12,082,996	11,907,513
Over 5 years	26,441,099	24,901,565
	96,744,000	91,478,978
Internal overdue loans -
Overdue 90 days	639,329	539,947
Over 90 days	2,381,585	2,080,464
	3,020,914	2,620,411

	99,764,914	94,099,389

See credit risk analysis in Note 32.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

For the years 2017 and 2016, the profit resulting from the difference between cost and estimated fair value for these financial assets amounted to approximately S/67.6 million and S/51.7 million, respectively (loss of S/33.5 million for the year 2015) and is shown in “Net income on financial assets designated at fair value through profit or loss” of the consolidated statement of income (“net loss on financial assets designated at fair value through profit or loss” for the year 2015). The offsetting of this effect is included in gross premiums which are part of “Net premiums earned” of the consolidated statement of income, See Note 23.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2017 and 2016, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/656.8 million and S/643.2 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	454,187	457,189	468,137
Reported claims of premiums ceded, Note 24	483,387	145,498	119,894
Premiums ceded unearned during the year, Note 23(a)(**)	21,192	(9,139)	6,835
Premiums assumed	246,205	72,448	180,321
Settled claims of premiums ceded by facultative contracts	(231,298)	(90,550)	(125,156)
Collections and others, net	(257,978)	(121,259)	(192,842)
Balances at the end of the period	715,695	454,187	457,189

Accounts receivable as of December 31, 2017 and 2016, include S/151.6 million and S/139.4 million, respectively, which correspond to the unearned portion of the premiums ceded to the reinsurers.

Accounts Payable:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	233,892	241,847	220,910
Premiums ceded for automatic contracts (mainly excess of loss), Note 23(a)(**)	257,617	201,892	145,618
Premiums ceded to reinsurers in facultative contracts, Note 23(a)(**)	263,378	292,555	331,329
Coinsurance granted	5,925	5,965	5,999
Payments and other, net	(525,627)	(508,367)	(462,009)
Balances at the end of the period	235,185	233,892	241,847

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the period of coverage.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2017, 2016, and 2015 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2017	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	402,064	1,115,536	580,847	496,357	558,902	167,031	88,632	3,409,369	3,455,442	3,447,017
Additions	7,374	6,952	9,391	19,748	50,457	8,253	41,676	143,851	110,151	148,426
Transfers	56	4,685	37,758	3,368	13,839	(9,379)	(50,327)	–	–	–
Disposals and others	12,145	12,743	(36,547)	(5,937)	(8,139)	(7,297)	(15,962)	(48,994)	(156,224)	(140,001)
Balance as of December 31	421,639	1,139,916	591,449	513,536	615,059	158,608	64,019	3,504,226	3,409,369	3,455,442

Accumulated depreciation -
Balance as of January 1	–	577,458	397,485	311,356	465,600	105,767	–	1,857,666	1,784,001	1,671,575
Depreciation for the year	–	31,123	45,624	33,443	53,993	14,712	–	178,895	182,845	177,623
Disposals and others	–	7,144	(18,110)	(8,704)	(9,886)	(12,271)	–	(41,827)	(109,180)	(65,197)
Balance as of December 31	–	615,725	424,999	336,095	509,707	108,208	–	1,994,734	1,857,666	1,784,001

Net carrying amount	421,639	524,191	166,450	177,441	105,352	50,400	64,019	1,509,492	1,551,703	1,671,441

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During 2017 and 2016 Credicorp and its Subsidiaries, as part of its annual infrastructure investing, has made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies and administrative offices. Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2017 and 2016 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2017, 2016 and 2015 is as follows:

Description	Client relationships (i)	Rights of use	Brand name (ii)	Fund manager contract (iii)	Core deposits intangible	Software and developments	Intangible in progress	Other	2017	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	406,186	55,900	261,715	100,608	21,100	1,614,338	302,747	26,841	2,789,435	2,512,114	2,329,549
Additions	–	–	–	–	–	88,466	182,984	272	271,722	277,346	276,564
Transfers	–	–	–	–	–	180,129	(180,129)	–	–	–	(3,299)
Disposals and others	1,019	–	384	877	–	26,319	609	–	29,208	(25)	(90,700)
Balances at December 31	407,205	55,900	262,099	101,485	21,100	1,909,252	306,211	27,113	3,090,365	2,789,435	2,512,114

Accumulated amortization -
Balance at January 1	190,354	55,900	86,391	5,843	9,681	1,089,884	–	26,841	1,464,894	1,242,843	1,043,886
Amortization of the year	30,310	–	14,792	2,049	3,516	190,413	–	–	241,080	224,216	218,874
Disposals and others	10,888	–	10,470	(5,153)	(10)	25,306	–	–	41,501	(2,165)	(19,917)
Balance at December 31	231,552	55,900	111,653	2,739	13,187	1,305,603	–	26,841	1,747,475	1,464,894	1,242,843

Net carrying amount	175,653	–	150,446	98,746	7,913	603,649	306,211	272	1,342,890	1,324,541	1,269,271

During the year 2017 additions are mainly related to the implementation and development of various IT projects such as Nuevo HomeBanking Alta, opening of savings accounts in Kiosco, Yape, User IT, Retail Credits, Effectiveness in approval and Portal Via BCP (implementation of a technological platform, which is used for the administration of the insurance segment of the group, and to develop applications related to customer service channels, and implementation of treasury solutions during the year 2016).

(i)	Client relationships -

This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	107,018	119,367
Mibanco	39,093	51,121
Inversiones IMT	26,206	26,438
Mibanco - Edyficar Perú	3,336	5,155
Credicorp Capital Colombia - Correval	–	13,751
Net carrying amount	175,653	215,832

(ii)	Brand name -

This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Mibanco	145,095	151,923
Inversiones IMT	5,351	9,941
Credicorp Capital Colombia - Correval	–	13,460
Net carrying amount	150,446	175,324

(iii)	Fund manager contract -

This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Credicorp Capital Colombia - Correval	52,635	49,287
Inversiones IMT	46,111	45,478
Net carrying amount	98,746	94,765

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

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2017	2016
	S/(000)	S/(000)

Mibanco - Edyficar Perú	273,694	273,694
Prima AFP – AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	77,746	80,022
Banco de Crédito del Perú	52,359	52,359
Inversiones IMT	41,290	39,284
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Crediseguro Seguros Personales	96	–
Net carrying amount	635,975	636,149

The recoverable amount of all of the CGUs has been determined based on the calculations of the fair value less selling costs, which is the present value of the discounted cash flows determined principally with assumptions of projection of revenue and expenses (based on efficiency ratios).

Balances of goodwill from Inversiones IMT and Credicorp Capital Colombia are impacted by the volatility of the exchange rate of the local currency of the countries in which they operate against the exchange rate of Grupo Credicorp’s functional currency.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2017 and 2016:

	At December 31, 2017
Description	Terminal value growth rate	Discount rate
	%	%

Mibanco - Edyficar Perú	3.00	12.43
Prima AFP – AFP Unión Vida	1.00	9.41
Credicorp Capital Colombia	3.80	12.63
Banco de Crédito del Perú	5.00	11.46
Inversiones IMT	5.25	11.72
Pacífico Seguros (*)	5.00	11.24 and 12.38
Atlantic Security Holding Corporation	2.00	10.31

(*)	As of December 31, 2017, corresponds to the discount rates used by the Group to determine the recoverable value for the non-life and life insurance business lines cash flows that comprised this CGU as a result of the merger, See Note 2(a).

	At December 31, 2016
Description	Terminal value growth rate	Discount rate
	%	%

Mibanco - Edyficar Perú	3.00	12.48
Prima AFP - AFP Unión Vida	1.20	8.73
Credicorp Capital Colombia	3.80	13.44
Banco de Crédito del Perú	5.00	12.48
Inversiones IMT	5.25	12.41
Pacífico Seguros	5.00	11.66
Atlantic Security Holding Corporation	2.00	11.17

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on past performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

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

During the year 2015, the Group recorded a gross impairment loss amounting to S/82.4 million (S/0.1 million during the year 2016), as a result of the assessment of the recoverable amount of the CGU “Inversiones IMT”, amounting to S/234.3 million, decreasing in relation to prior years due to the lower revenues generated compared to those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform presented in Chile.

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2017, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables	1,676,583	1,240,632
Derivatives receivable (b)	701,826	942,602
Operations in process (c)	82,542	45,450
	2,460,951	2,228,684

Non-financial instruments:
Deferred income tax asset, Note 18(c)	480,057	506,044
Investment in associates (e)	708,873	699,724
Investment properties, net (f)	458,855	504,927
Deferred fees	431,598	504,445
Income tax prepayments, net	301,863	357,149
Seized assets, net	95,012	73,466
VAT (IGV) tax credit	50,138	41,140
Others	12,651	13,334
	2,539,047	2,700,229
Total	4,999,998	4,928,913

Other liabilities -
Financial instruments:
Accounts payable	1,875,153	1,512,804
Derivatives payable (b)	636,762	673,015
Salaries and other personnel expenses	644,234	681,853
Allowance for indirect loan losses, Note 7(d)	442,510	209,559
Operations in process (c)	274,354	136,764
	3,873,013	3,213,995
Non-financial instruments:
Taxes	480,781	286,504
Deferred income tax, Note 18(c)	150,280	172,641
Provision for sundry risks (d)	275,841	296,339
Others	234,197	150,587
	1,141,099	906,071
Total	5,014,112	4,120,066

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows at December 31, 2017 and 2016 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their nominal amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured.

		2017				2016				2017 y 2016
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading(i) -
Forward foreign exchange contracts		62,353	56,869	10,846,203	Between January 2018 and June 2020	73,722	55,437	9,313,965	Between January 2017 and June 2020	–
Interest rate swaps		101,765	94,238	33,057,283	Between January 2018 and December 2031	87,872	55,927	25,900,896	Between January 2017 and December 2031	–
Currency swaps		332,376	349,779	8,528,764	Between January 2018 and December 2027	428,928	490,475	7,518,170	Between January 2017 and December 2026	–
Foreign exchange options		2,692	980	410,982	Between January 2018 and November 2018	21,490	17,202	2,747,601	Between January 2017 and December 2017	–
		499,186	501,866	52,843,232		612,012	619,041	45,480,632
Derivatives held as hedges
Cash flow hedges (ii) -
Interest rate swaps (IRS)	14(b)(i)	2,491	–	486,150	August 2019	–	–	–	–	Debt to banks
Interest rate swaps (IRS)	14(b)(ii)	1,864	–	486,150	Between September 2018 and November 2019	1,384	–	318,820	Between April 2017 and September 2018	Debt to banks
Interest rate swaps (IRS)	14(b)(iv)	112	–	324,100	January 2018	–	218	335,600	January 2018	Debt to banks
Interest rate swaps (IRS)	14(b)(v)	658	–	324,100	March 2018	1,614	–	335,600	March 2018	Debt to banks
Interest rate swaps (IRS)	16(a)(iii)	–	–	–	–	–	2,736	179,231	October 2017	Notes issued
Interest rate swaps (IRS)	5(c)(i)	4,626	–	486,150	Between March 2019 and December 2019	3,140	294	503,400	Between March 2019 and December 2019	Repurchase agreements
Cross currency swaps (CCS)	16(a)(xi)	–	97,440	972,300	October 2019	–	25,387	1,006,800	October 2019	Bonds issued
Cross currency swaps (CCS)	5(c)(iii)	18,889	–	226,870	August 2020	35,158	–	234,920	August 2020	Repurchase agreements
Cross currency swaps (CCS)	5(c)(iv)	–	26,240	145,845	August 2026	–	6,871	151,020	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(v)	–	9,053	81,025	August 2026	1,154	–	83,900	August 2026	Repurchase agreements
Cross currency swaps (CCS)	6(a)(iv)	24,263	1,386	228,756	Between January 2018 and September 2024	16,537	9,483	236,335	Between January 2017 and September 2024	Available-for-sale investments
Cross currency swaps (CCS)	6(a)(iv)	–	151	55,097	March 2019	1,289	7,588	167,800	Between January 2017 and March 2019	Available-for-sale investments
Cross currency swaps (CCS)	14(b)(iii)	73	79	324,100	January 2020	–	–	–	–	Debt to banks
Cross currency swaps and interest rate swaps (CCS and IRS)	5(c)(ii)	32,719	–	259,280	August 2020	54,103	–	268,480	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	16(a)	110,808	–	7,915,886	Between September 2020 and April 2023	212,162	–	8,196,765	Between September 2020 and April 2023	Bonds issued
Interest rate swaps (IRS)	6(a)(iv)	6,137	547	659,524	Between April 2018 and October 2023	4,049	1,397	760,315	Between January 2017 and October 2023	Available-for-sale investments
		202,640	134,896	12,975,333		330,590	53,974	12,778,986
		701,826	636,762	65,818,565		942,602	673,015	58,259,618

(i)	Held-for-trading derivatives are principally negotiated to satisfy clients’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IAS 39 hedging accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	At December 31, 2017						At December 31, 2016
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Forward foreign exchange contracts	41,995	19,238	1,120	–	–	62,353	58,168	12,737	2,040	777	–	73,722
Interest rate swaps	5,487	16,971	22,705	18,464	38,138	101,765	6,763	9,480	18,550	9,591	43,488	87,872
Currency swaps	12,190	7,803	142,370	58,391	111,622	332,376	751	20,029	87,300	212,990	107,858	428,928
Foreign exchange options	2,468	224	–	–	–	2,692	9,827	11,663	–	–	–	21,490
Total assets	62,140	44,236	166,195	76,855	149,760	499,186	75,509	53,909	107,890	223,358	151,346	612,012

	At December 31, 2017						At December 31, 2016
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total

Forward foreign exchange contracts	39,888	16,603	378	–	–	56,869	46,721	8,661	43	12	–	55,437
Interest rate swaps	6,841	14,196	24,537	17,018	31,646	94,238	4,226	8,236	17,749	4,300	21,416	55,927
Currency swaps	22,457	27,855	171,412	17,056	110,999	349,779	64,023	37,626	133,530	178,979	76,317	490,475
Foreign exchange options	547	433	–	–	–	980	4,564	12,638	–	–	–	17,202
Total liabilities	69,733	59,087	196,327	34,074	142,645	501,866	119,534	67,161	151,322	183,291	97,733	619,041

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or which bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	At December 31, 2017
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cash inflows (assets)	962,966	3,432,756	100,247	283,896	4,779,865
Cash outflows (liabilities)	(1,016,748)	(3,434,333)	(110,355)	(265,716)	(4,827,152)
Consolidated statement of income	(1,043)	(26,534)	1,749	(7,348)	(33,176)

	At December 31, 2016
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cash inflows (assets)	524,775	2,549,873	836,116	294,889	4,205,653
Cash outflows (liabilities)	(578,526)	(2,575,723)	(732,108)	(255,205)	(4,141,562)
Consolidated statement of income	(1,437)	4,863	6,704	1,383	11,513

At December 31, 2017, the accumulated balance of the net unrealized loss from the cash flow hedges is included as other comprehensive income in “Cash flow hedge reserves” and results from the current hedges, which have an unrealized profit for approximately S/33.2 million, and from the revoked hedges, which have an unrealized profit for approximately S/7.4 million (unrealized profit for approximately S/11.5 million and S/13.1 million from current and revoked hedges, respectively at December 31, 2016), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is shown in Note 17(c).

c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. These transactions do not affect the Group’s consolidated net income.

d)	The movement of the provision for sundry risks for the years ended December 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	296,339	196,261	158,013
Provision, Note 27	29,023	28,093	38,248
Increase (decrease), net	(49,521)	71,985	–
Balances	275,841	296,339	196,261

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

e)	Credicorp’s principal associates are Pacífico EPS and Carlyle Peru, the balances of which amount to S/510.9 million and S/144.1 million, at December 31, 2017, respectively (S/490.1 million and S/145.8 million at December 31, 2016, respectively).

f)	Investment properties -

The movement of cost and accumulated depreciation of investment properties is as follows:

	2017			2016
	Own assets
	Land	Building	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	289,432	261,174	550,606	462,440
Additions (i)	4,637	4,580	9,217	88,186
Transfers (ii)	–	66,856	66,856	–
Sales (iii)	(47,987)	(41,910)	(89,897)	–
Disposals and others	(27,419)	(10,738)	(38,157)	(20)
Balance at December 31	218,663	279,962	498,625	550,606

Accumulated depreciation
Balance at January 1	–	45,679	45,679	41,307
Depreciation for the year	–	6,440	6,440	4,369
Sales (iii)	–	(6,277)	(6,277)	–
Disposals and others	–	(6,072)	(6,072)	3
Balance at December 31	–	39,770	39,770	45,679
Net carrying amount	218,663	240,192	458,855	504,927

Land and buildings are mainly used for rental of offices, which are free of all encumbrances.

(i)	During the period 2016, subsidiary Pacífico Seguros carried out constructions and acquired a plot of land located at Nicolas Dueñas Avenue 475, Cercado de Lima for an amount of approximately S/21.9 million and another located in Ex-Fundo Marquez, in the vicinity of KM 14.6 of Coronel Nestor Gambeta Avenue, Callao for an amount of approximately S/60.9 million.

(ii)	In order to consolidate the real estate projects, mainly of offices, during the year 2017, Pacífico Seguros liquidated the trust of the “Panorama” building located at Av. Juan de Arona N° 830 for a total amount of S/66.9 million.

(iii)	The balance of sales for the year 2017 mainly comprises the transfer by Pacífico Seguros of the building located at Av. Guardia Civil 337 – Urb. Corpac, San Borja, which was sold for S/95.7 million. The total net cost of the building amounting to S/68.5 million comprises S/34.5 million in land and S/34.0 million in building (cost of S/38.5 million and depreciation of S/4.5 million).

The Group’s Management has determined that the recoverable value of it investment properties is greater than their net carrying amount.

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Demand deposits	29,770,276	28,506,270
Time deposits (c)	30,184,314	22,531,305
Saving deposits	28,633,099	26,684,134
Severance indemnity deposits	7,170,934	7,117,685
Bank’s negotiable certificates	959,051	743,726
Total	96,717,674	85,583,120
Interest payable	452,737	333,267
Total	97,170,411	85,916,387

The Group has established a policy to remunerate demand deposits and savings deposits according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2017	2016
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	26,786,474	24,718,582
In other countries	2,596,435	3,366,109
	29,382,909	28,084,691

Interest-bearing -
In Peru	60,372,602	52,472,191
In other countries	6,962,163	5,026,238
	67,334,765	57,498,429

Total	96,717,674	85,583,120

c)	The balance of time deposits classified by maturity is as follows:

	2017	2016
	S/(000)	S/(000)

Up to 3 months	15,152,619	11,017,649
From 3 months to 1 year	8,735,918	6,614,180
From 1 to 3 years	3,478,314	2,770,452
From 3 to 5 years	702,962	777,729
Over 5 years	2,114,501	1,351,295
Total	30,184,314	22,531,305

As of December 31, 2017 and 2016, Management considers the Group’s deposits and obligations are diversified with no significant concentrations.

At December 31, 2017 and 2016, of the total balance of deposits and obligations in Peru, approximately S/30,064.8 million and S/28,239.3 million are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum coverage recognized by “Fondo de Seguro de Depósitos” totaled S/97,529 and S/97,644, respectively.

14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

International funds and others (b)	5,264,545	5,253,826
Promotional credit lines (c)	2,029,989	1,793,205
Inter-bank funds	659,737	408,153
	7,954,271	7,455,184
Interest payable	42,618	38,732
Total	7,996,889	7,493,916

b)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Citibank N.A. (i)	1,166,760	385,940
Wells Fargo Bank (ii)	810,250	788,660
Corporación Financiera de Desarrollo (COFIDE)	600,871	456,246
Comunidad Andina de Fomento – (CAF) (iii)	324,100	247,013
Bank of America (iv)	324,088	335,426
JP Morgan Chase Bank, National Association (v)	324,030	335,204
Toronto Dominion Bank	259,280	–
Standard Chartered Bank	194,460	–
International Finance Corporation (IFC)	190,337	214,600
Banco del Estado de Chile	162,195	–
Bank of Montreal	162,050	805,440
Banco de la Nación	125,000	–
Scotiabank Perú S.A.A	100,000	80,722
Banco Consorcio	94,157	103,969
Deutsche Bank	581	83,900
HSBC Bank PLC	–	295,328
Bank of New York Mellon	–	335,600
Canadian Imperial Bank of Commerce Toronto	–	335,600
Others below S/80 million	426,386	450,178
Total	5,264,545	5,253,826

At December 31, 2017, the loans have maturities between January 2018 and March 2032 (between January 2017 and December 2031 at December 31, 2016) and earn interest at rates that fluctuate between 0.5 percent and 9.04 percent (between 0.44 percent and 11.43 percent at December 31, 2016).

(i)	At December 31, 2017, the balance includes two variable rate loans obtained in July of 2017, for a total of US$150.0 million, equivalent to S/486.2 million, the amounts of which are hedged by two IRS for a nominal amount with equal principal and maturity, See Note 12(b). By means of the IRS, the two loans were economically converted to a fixed rate loan.

(ii)	At December 31, 2017, the balance includes two variable rate loans obtained in June of 2016, and October of 2017 for a total of US$150.0 million, equivalent to S/486.2 million (two variable rate loans obtained in April and June of 2016 for a total of US$95.0 million, equivalent to S/318.8 million, at December 31, 2016) hedged with two interest rate swaps (IRS) for a nominal amount equal principal and the same maturity date, See Note12(b). By means of the IRS, said loans were economically converted to a fixed rate loan.

The variable rate loan obtained in April 2016 for US$45.0 million, equivalent to S/151.0 million, matured in April 2017.

(iii)	At December 31, 2017, the balance corresponds to a variable rate loan in U.S. Dollars, obtained in December of 2017 for US$100.0 million, equivalent to S/324.1 million, the amount of which is hedged with a CCS for a nominal amount equal to the principal and the same maturity, See Note 12(b). By means of the CCS, said loan was economically converted to a fixed rate loan in soles.

(iv)	At December 31, 2017, the balance corresponds to a variable rate loan obtained in December 2015 for US$100.0 million, equivalent to S/324.1 million; which is hedged with an IRS for a nominal amount equal to the principal and same maturity date (US$100.0 million equivalent to S/335.6 million at December 31, 2016), See Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate loan.

(v)	At December 31, 2017, the balance corresponds to a variable rate loan obtained in February 2016 for US$100.0 million, equivalent to S/324.1 million, hedged by an IRS for a nominal amount equal to the principal and with the same maturity date (US$100.0 million, equivalent to S/335.6 million, at December 31, 2016), See Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they have maturities between January 2018 and January 2023 at annual interest rates varying between 6.00 percent and 7.75 percent at December 31, 2017 (between January 2017 and January 2022 and with annual interest rates ranging between 6.00 percent and 7.75 percent at December 31, 2016). These credit lines are secured by a loan portfolio totaling S/2,030.0 million and S/1,793.2 million at December 31, 2017 and December 31, 2016, respectively.

d)	The table below shows maturities of due to banks and correspondents at December 31, 2017 and 2016 based on the remaining period to the maturity date:

	2017	2016
	S/(000)	S/(000)

Up to 3 months	2,169,022	2,801,499
From 3 months to 1 year	2,055,859	1,536,609
From 1 to 3 years	1,715,035	1,214,848
From 3 to 5 years	452,577	554,600
Over 5 years	1,561,778	1,347,628
Total	7,954,271	7,455,184

e)	At December 31, 2017 and 2016, lines of credit granted by several local and foreign financial institutions, available for future operating activities total S/7,294.5 million and S/7,047.0 million, respectively.

f)	Some debts to banks and correspondents include standard “covenants” related to the compliance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and have been complied with at the date of the consolidated financial statements.

15	TECHNICAL RESERVES, INSURANCE CLAIMS RESERVES AND UNEARNED PREMIUMS

a)	This item consists of the following:

	2017
	Claims reserves direct	Technical reserves (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	626,871	5,599,777	6,226,648
General insurance	484,608	513,826	998,434
Health insurance	69,373	149,305	218,678
Total	1,180,852	6,262,908	7,443,760

	2016
	Claims reserves direct	Technical reserves (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	551,516	5,128,974	5,680,490
General insurance	325,748	574,435	900,183
Health insurance	60,733	144,783	205,516
Total	937,997	5,848,192	6,786,189

(*)	At December 31, 2017, the life insurance technical reserves include the mathematical reserves of life annuities amounting to S/3,514.4 million (S/3,241.2 million at December 31, 2016).

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See Note 9(b).

At December 31, 2017, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/282.4 million, S/11.3 million and S/47.6 million, respectively (S/231.4 million, S/9.1 million and S/41.4 million, respectively, at December 31, 2016).

At December 31, 2017 and in previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2017 and 2016.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2017 and 2016:

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	551,516	325,748	60,733	937,997
Claims, Note 24	646,026	661,108	294,557	1,601,691
Payments	(569,108)	(491,108)	(285,899)	(1,346,115)
Exchange difference	(1,563)	(11,140)	(18)	(12,721)
Ending balance	626,871	484,608	69,373	1,180,852

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	478,960	335,818	64,896	879,674
Claims, Note 24	618,274	351,227	274,902	1,244,403
Payments	(544,934)	(385,621)	(243,847)	(1,174,402)
Exchange difference	(784)	24,324	(35,218)	(11,678)
Ending balance	551,516	325,748	60,733	937,997

c)	Technical reserves occurred during the years 2017 and 2016:

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	5,128,974	574,435	144,783	5,848,192
Time course expenses and others	77,855	–	–	77,855
Unearned premium and other technical reserves variation, net	127	(28,992)	4,621	(24,244)
Insurance subscriptions	491,519	–	–	491,519
Exchange difference and others	(98,698)	(31,617)	(99)	(130,414)
Ending balance	5,599,777	513,826	149,305	6,262,908

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	4,755,154	582,453	144,346	5,481,953
Time course expenses and others	58,778	–	–	58,778
Unearned premium and other technical reserves variation, net	365	(11,578)	9,881	(1,332)
Insurance subscriptions	361,966	–	–	361,966
Exchange difference and others	(47,289)	3,560	(9,444)	(53,173)
Ending balance	5,128,974	574,435	144,783	5,848,192

At December 31, 2017 and 2016 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival annuities and individual life (including Investment link insurance contracts) reserves as, of those dates, are the following:

	At December 31, 2017		At December 31, 2016
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Between 2.90% - 7.93% / Between 2.50% - 5.25%	TAP 2012 and MI 2006	Between 4.21% - 7.69% / Between 2.50% - 5.25%
Pension insurance –Temporary Regime / SCTR (*)	B-85 and MI-85	3.00% soles VAC	B-85 and MI-85	3.00% soles VAC
Pension insurance –Definitive Regime	B-85 and MI-85	3.31% soles VAC / 4.66% Nominal dollars	B-85 and MI-85	3.43% soles VAC / 4.65% Nominal dollars
Pension insurance –Definitive Regime / SCTR	B-85 adjusted and MI-85	Between 3.00%, 3.38% soles VAC / 4.66% Nominal dollars / 6.35% soles adjusted / 4.66% dollars adjusted	B-85 adjusted and MI-85	Between 3.00%, 3.43% soles VAC / 4.65% Nominal dollars / 6.49% soles adjusted / 4.65% dollars adjusted
Pension insurance –Temporary Regime /SCTR (Longevity)	SPP-S-2017- and SPP-I-2017	Between 3.81%, 3.88% soles VAC	SPP-S-2017- and SPP-I-2017	Between 3.74%, 3.88% soles VAC
Individual life	CSO 80 adjusted	Between 4.00% - 5.00%	CSO 80 adjusted	Between 4.00% - 5.00%

(*)	Complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2017 and 2016, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival annuities contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	At December 31, 2017			At December 31, 2016
		Variation of the reserve			Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage	Amount of the reserve	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%

Portfolio in S/- Base amount	519,317	–	–	508,498	–	–
Changes in interest rates: + 100 bps	473,067	(46,250)	(8.91)	462,992	(45,506)	(8.95)
Changes in interest rates: - 100 bps	574,664	55,347	10.66	563,057	54,559	10.73
Changes in Mortality tables to 105%	514,091	(5,226)	(1.01)	503,253	(5,245)	(1.03)
Changes in Mortality tables to 95%	524,801	5,484	1.06	514,003	5,505	1.08

Portfolio in US$- Base amount	2,682,536	–	–	2,317,565	–	–
Changes in interest rates: + 100 bps	2,428,338	(254,198)	(9.48)	2,089,212	(228,352)	(9.85)
Changes in interest rates: - 100 bps	2,993,483	310,948	11.59	2,591,011	273,447	11.80
Changes in Mortality tables to 105%	2,660,474	(22,062)	(0.82)	2,293,403	(24,161)	(1.04)
Changes in Mortality tables to 95%	2,705,711	23,176	0.86	2,336,095	18,530	0.80

16	BONDS AND NOTES ISSUED

a)	This item consists of the following:

	Annual interest rate	Interest payment	Maturity	Issued amount	2017	2016
	%			(000)	S/(000)	S/(000)

Senior notes - (i)	5.38	Semi-annual	September 2020	US$800,000	2,612,379	2,755,382
Senior notes - (i)(x)	Between 2.75 and 4.25	Semi-annual	Between January 2018 and April 2023	US$596,455	1,948,082	2,082,913
Senior notes - (ii)	4.25	Semi-annual	April 2023	US$350,000	1,066,904	1,086,997
Senior notes - (xi)	2.25	Semi-annual	October 2019	US$300,000	954,131	1,005,955
Senior notes	4.85	Semi-annual	October 2020	S/2,000,000	1,958,571	–

CCR Inc. MMT 100 - Secured Notes - (iii)
2010 Series C Floating rate certificates	Libor 1M + 44.5 bp	Monthly	July 2017	US$350,000	–	179,230
2012 Series A and B Floating rate certificates	Libor 1M + 22.5 bp	Monthly	July 2017	US$150,000	–	97,884
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	670,132	843,195
					670,132	1,120,309
Corporate bonds -
Second program
Third issuance (Series A and B) – BCP	Between 7.47 and 8.50	Quarterly	Between June and July 2018	S/200,000	194,883	200,000

Third program
First issuance (Series A and B) - Mibanco	Between 5.38 and 5.41	Semi-annual	Between May and July 2017	S/98,800	–	20,766
Fourth issuance (Series A) - Mibanco	4.78	Semi-annual	December 2017	S/100,000	–	91,505
Fifth issuance (Series A and B) - Mibanco	Between 6.59 and 6.97	Semi-annual	Between January and March 2017	S/84,660	–	78,815

Fourth program
Tenth issuance (Series A, B and C) - BCP	Between 5.31 and 7.25	Semi-annual	Between December 2021 and November 2022	S/550,000	530,034	549,400
First issuance (Series A) - Mibanco	6.56	Semi-annual	July 2018	S/100,000	86,513	86,950
First issuance (Series B) - Mibanco	7.16	Semi-annual	June 2019	S/100,000	89,087	85,000

Fifth program
First issuance (Series A) - BCP	6.41	Semi-annual	April 2019	S/172,870	162,096	172,391
First issuance (Series B) - BCP	5.59	Semi-annual	June 2019	S/150,000	136,311	150,000
First issuance (Series C) - BCP	5.625	Semi-annual	November 2019	S/138,410	123,761	138,075
First issuance (Series D) - BCP	5.91	Semi-annual	January 2020	S/182,410	167,500	–

Sixth program
Third issuance (Series A) - Mibanco	5.16	Semi-annual	May 2017	S/50,000	–	46,165
					1,490,185	1,619,067

	Annual interest rate	Interest payment	Maturity	Issued amount	2017	2016
	%				S/(000)	S/(000)

Subordinated bonds - BCP (iv)	6.13	Semi-annual	April 2027	US$720,000	2,333,152	2,423,720

Subordinated bonds - BCP (v)	6.88	Semi-annual	September 2026	US$350,000	1,135,050	1,194,773

Junior subordinated bonds - BCP (vi)	9.75	Semi-annual	November 2069	US$250,000	813,695	851,423

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	15,000
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	193,900	200,655

Second program
First issuance (Series A) - Mibanco	8.50	Semi-annual	May 2026	S/100,000	100,000	100,000
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	29,953	–

Third program
First, second and fourth issuance (Series A) - Mibanco	Between 6.19 and 8.16	Semi-annual	Between October 2021 and December 2022	S/110,000	39,978	109,980
Fifth issuance (Series A and B) - Mibanco	7.75	Semi-annual	July 2024	S/88,009	87,869	88,009

Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	33,072	34,196
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	65,677	68,180
					565,449	616,020

Negotiable certificate of deposit - BCP (vii)	7.17	Semi-annual	October 2022	S/483,280	–	478,837
Negotiable certificate of deposit - Mibanco	Between 1.8 and 5.9	Annual	Between January 2017 and December 2019	S/2,998	1,461	2,998

Subordinated negotiable certificates - BCP (viii)	6.88	Semi-annual	September 2026	US$126,120	390,450	402,139
Subordinated negotiable certificates - BCP (viii)	Libor 3M+ 279 bp	Semi-annual	November 2021	US$2,960	9,593	9,934
Leasing bonds
First program (ix)
Sixth issuance (Series A) – BCP	8.72	Quarterly	August 2018	S/100,000	100,000	100,000
					16,049,234	15,750,467
Interest payable					193,023	189,136
Total					16,242,257	15,939,603

At December 31, 2017 the Group holds IRS for a nominal amount totaling US$2,442.4 million, equivalent to S/7,915.9 million (US$2,442.4 million, equivalent to S/8,196.8 million at December 31, 2016), See Note 12(b), which were designated as fair value hedges of certain corporate bonds, subordinated bonds and Notes denominated in U.S. Dollars at fixed rate; through said IRS, these bonds and Notes were economically converted to variable interest rate.

(i)	The Group can redeem these notes in whole or in a part at any time, with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity or redemption of the notes.

(ii)	The Group can redeem these notes in whole or in part at any time, with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 50 basis points. Payment of principal will take place at the date of maturity or redemption.

(iii)	All issuances are secured by the collection of BCP’s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

At December 31, 2016, cash flows of issuances in 2010 with series “C”, which are subject to variable interest rates, have been hedged using an IRS designated as cash flows hedges for a nominal amount of S/179.2 million, See Note 12(b); through the IRS, said issuance was converted to a fixed interest rate. The issue matured in July 2017.

(iv)	From 2022, the Bank will pay a floating interest rate of three month Libor plus 704.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank may redeem all or part of the subordinated bonds with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 50 basis points. Additionally, from April 25, 2022 or at any later date of coupon payment, the Bank will be able to redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

In January 2014, the Bank, through its Panama Branch increased the issue of its subordinated bonds by an amount of US$200.0 million in the international market, as occurred in April 2013, when it carried out a first increase for an amount of US$170.0 million, with the same characteristics of the issue made in April 2012 for US$350.0 million.

(v)	From September 16, 2021, the interest rate becomes a floating rate of three month Libor plus 770.8 basis points. Between September 16, 2016 and September 15, 2021, the Group may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, the Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(vi)	In November 2019, interest rate will become a variable rate of three month Libor plus 816.7 basis points. On that date and on any interest payment date the Bank can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or upon redemption.

This issuance, as authorized by the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees.

(vii)	In October 2017, the interest rate became a variable rate, fixed as the average of at least three valuations of the internal rate of return for sovereign bonds issued by the Peruvian Government (with maturity in 2037), plus 150 basis points, with semiannual payments. The Group, using the powers conferred to it, on October 15, 2017, redeemed 100 percent of the negotiable certificates of deposit, without penalties.

(viii)	Until October 2016, said certificates bore interest at the fixed rate of 6.88 percent per annum. From November 2016, the interest rate will change to a floating interest rate, established as three month Libor plus 2.79 percent, with semiannual payments. Furthermore, from said date, the Group can redeem 100 percent of the debt, without penalties. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(ix)	Leasing bonds are collateralized by the fixed assets financed by the Group.

(x)	In June 2014, the Group offered an exchange to the holders of senior notes, by which the notes were partially replaced with new notes, at market rate, with the same characteristics of the senior notes indicated in (i) above.

(xi)	The Group may redeem all or part of the notes at any time, subject to a penalty of a rate of interest equal to that of the U.S. Treasury plus 20 base points. The payment of principal will take place on the maturity date of the notes or when the Group redeems them.

At December 31, 2017, the cash flows of the bond issued in U.S. dollars, subject to exchange rate risk have been hedged by means of three CCS designated as a cash flow hedge for a nominal amount of US$300.0 million, equivalent to S/972.3 million, (US$300.0 million, equivalent to S/1,006.8 million at December 31, 2016), See Note 12(b). By means of the CCS, the bond was economically converted to soles.

b)	The table below shows the bonds and notes issued, classified by maturity:

	2017	2016
	S/(000)	S/(000)

Up to 3 months	36,687	251,751
From 3 months to 1 year	1,236,046	407,200
From 1 to 3 years	6,508,352	3,009,004
From 3 to 5 years	760,102	3,271,925
More than 5 years	7,508,047	8,810,587
Total	16,049,234	15,750,467

17	EQUITY

a)	Share capital -

At December 31, 2017, 2016 and 2015 a total of 94,382,317 shares have been issued at US$5 par value each.

b)	Treasury stock -

We present below the treasury stock owned by the Group entities at December 31, 2017, 2016 and 2015:

	2017	2016	2015

Atlantic Security Holding Corporation	14,620,846	14,620,846	14,620,846
Share-based compensation plans, Note 19	276,011	277,436	269,832
Others	5,151	17,255	13,155
	14,902,008	14,915,537	14,903,833

During 2017, 2016 and 2015, the Group bought 132,110, 156,603 and 145,871 shares of Credicorp Ltd., respectively, for a total of US$21.9 million (equivalent to S/71.0 million ), US$20.0 million (equivalent to S/66.5 million ) and US$21.7 million (equivalent to S/72.9 million), respectively.

c)	Reserves -

Certain of the Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2017, 2016 and 2015, the balance of reserves amounts to approximately S/4,480.3, S/3,987.5 million and S/2,996.7 million, respectively.

At the Board meetings held on February 22, 2017, February 24, 2016 and February 25, 2015, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,355.0 million, S/2,316.4 million and S/1,820.5 million, respectively.

“Other reserves” include unrealized gains (losses) on Available-for-sale investments and on cash flow hedges, net of deferred income tax and non-controlling interest. Movement was as follows:

	Net unrealized gains (losses):
	Reserve for available-for-sale investments	Reserve for cash flow hedges	Foreign exchange translation	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2015	1,223,615	5,937	(206,166)	1,023,386
Decrease in net unrealized gains on Available-for-sale investments	(323,348)	–	–	(323,348)
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(191,716)	–	–	(191,716)
Transfer of the impairment loss on Available-for-sale investments to profit or loss, Note 6(a)	(55,647)	–	–	(55,647)
Change from net unrealized gains on cash flow hedges, Note 12(b)(ii)	–	50,273	–	50,273
Transfer of net realized gains on cash flow hedges to profit or loss, Note 12(b)(ii)	–	(11,160)	–	(11,160)
Foreign exchange translation	–	–	270,907	270,907
Balances at December 31, 2015	652,904	45,050	64,741	762,695
Increase in net unrealized gains on Available-for-sale investments	554,869	–	–	554,869
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(75,444)	–	–	(75,444)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(a)	14,459	–	–	14,459
Change in net unrealized gains on cash flow hedges, Note 12(b)(ii)	–	(16,724)	–	(16,724)
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	–	(3,676)	–	(3,676)
Foreign exchange translation	–	–	(26,448)	(26,448)
Balance at December 31, 2016	1,146,788	24,650	38,293	1,209,731
Increase in net unrealized gains on Available-for-sale investments	873,868	–	–	873,868
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(517,006)	–	–	(517,006)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(a)	766	–	–	766
Change in net unrealized gains on cash flow hedges, Note 12(b)(ii)	–	(59,709)	–	(59,709)
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	–	2,278	–	2,278
Foreign exchange translation	–	–	(54,334)	(54,334)
Balance at December 31, 2017	1,504,416	(32,781)	(16,041)	1,455,594

d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivative financial instruments used as cash flow hedges; their movements are as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Available-for-sale investments:
Unrealized gains (losses) on available-for-sale investments	873,868	554,869	(323,348)
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	(517,006)	(75,444)	(191,716)
Transfer of impairment losses on available-for-sale investments to profit or loss	766	14,459	(55,647)
Sub total	357,628	493,884	(570,711)
Non-controlling interest	4,120	1,799	(46,529)
Income tax	13,962	22,975	(18,503)
	375,710	518,658	(635,743)

Cash flow hedge:
Net (loss) gains on cash flow hedges	(59,709)	(16,724)	50,273
Transfer of net realized losses (gains) on cash flow hedges to profit or loss	2,278	(3,676)	(11,160)
Sub total	(57,431)	(20,400)	39,113
Non-controlling interest	(1,219)	585	–
Income tax	(18,719)	(2,294)	1,956
	(77,369)	(22,109)	41,069

Foreign exchange translation:
Exchange gains or losses	(54,334)	(26,448)	270,907
Non-controlling interest	107	(123)	–
	(54,227)	(26,571)	270,907

e)	Dividend distribution -

At December 31, 2017, 2016 and 2015, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$298.1, US$184.7 and US$174.4 million, respectively (equivalent to approximately S/980.0, S/653.3 and S/540.0 million, respectively). In this sense, at December 31, 2017, 2016 and 2015, cash dividend payouts per share totaled US$3.7, US$2.3 and US$1.8, respectively.

Furthermore, at the meeting of the Board of Directors held on October 25, 2017, agreed to pay additional dividends, net of the effect of treasury stock, for approximately US$386.5 million (equivalent to S/1,252.3 million) from the reserves. Said dividends were paid in November 2017.

The Board of Directors Meeting dated February 28, 2018, agreed to declare a cash dividend of S/14.1726 per common share, approximately S/1,337.6 million, corresponding to the 2017 results, which will be paid on May 11, 2018. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate registered by the Superintendent of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 9, 2018.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2017 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax and at December 31, 2016 and 2015, the withholding rate was 6.8 percent.

f)	Regulatory capital -

At December 31, 2017 and 2016, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/21,723.0 million and S/21,174.7 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/3,710.3 million and S/3,915.7 million, respectively, the minimum regulatory capital required by the SBS.

18	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

At December 31, 2017, Peruvian statutory Income Tax rate was 29.5 percent on taxable profit after calculating the workers’ profit sharing, which is determined using a 5 percent rate. At December 31, 2016, Peruvian statutory Income Tax rate was 28.0 percent.

The Bolivian statutory Income Tax rate is 25 percent. Financial entities have an additional rate if the ROE exceeds 6 percent. In that case, an additional 22 percent must be considered, with which the rate becomes 47 percent.

In the case of Chile, the first category income tax rate for domiciled legal entities who have opted for the attributed regime, is 25.0 percent for the year 2017 onwards, and for those under the partially integrated system, it is 25.5 percent for the year 2017 and 27.0 percent for the year 2018 onward. On the other hand, individuals or legal entities non-domiciled in Chile will be subject to an additional tax of 35.0 percent. Credicorp Capital Holding Chile, together with all of its subsidiaries opted for the partially integrated regime.

In the case of Colombia, the income tax rate for the year 2017 was 34.0 percent plus a surcharge of 6.0 percent and at December 31, 2016 it was 25.0 percent. In the year 2018, the rate will be 33.0 percent plus a surcharge of 4.0 percent, and as from the year 2019, the rate will be only 33.0 percent.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2017, 2016 and 2015, no taxable income was generated from the operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2017	2016	2015
	%	%	%

Peruvian statutory income tax rate	29.50	28.00	28.00

Increase (decrease) in the statutory tax rate due to:
(i) (Decrease) arising from net income of subsidiaries not domiciled in Peru	(1.82)	(0.04)	(0.37)
(ii) Non-taxable income, net	(2.69)	(1.23)	(0.17)
(iii) Effect of change in Peruvian tax rates	–	(0.53)	–

Effective income tax rate	24.99	26.20	27.46

b)	Income tax expense for the years ended December 31, 2017, 2016 and 2015 comprises:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,262,302	1,098,125	1,217,907
In other countries	134,540	155,095	96,495
	1,396,842	1,253,220	1,314,402

Deferred -
In Peru	(18,264)	31,472	22,667
In other countries	14,708	10,748	(139,862)
Effect of change in Peruvian tax rates	–	(13,992)	–
	(3,556)	28,228	(117,195)
Total	1,393,286	1,281,448	1,197,207

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2017	2016
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses	604,828	545,716
Tax loss carry forward	13,332	38,856
Provision for sundry expenses	44,885	38,326
Unrealized loss due to valuation of cash flow hedge derivatives	22,039	2,105
Provision for sundry risks	20,173	17,731
Impairments in buildings for rent depreciation	17,489	18,641
Unrealized loss on hedged bonds	3,047	43,252
Unrealized loss due to valuation of available-for-sale investments	2,563	6,001
Others	40,447	35,344

Deferred liability
Intangibles, net	(132,553)	(86,746)
Buildings depreciation	(70,515)	(73,322)
Adjustment for difference in exchange of SUNAT and SBS	(35,660)	(40,096)
Unrealized gain due to valuation of derivative financial instruments for hedging purposes	(8,431)	(7,216)
Unrealized gain due to valuation of available-for-sale investments	(8,095)	(6,142)
Deferred acquisitions costs - DAC	(12,855)	(8,597)
Buildings revaluation	(5,917)	(6,589)
Others	(14,720)	(11,220)
Total	480,057	506,044

Deferred income tax liability, net
Deferred asset
Carry forward tax losses	14,039	–
Provision for sundry risks, net	8,750	4,560
Defferred income due to commission - DIL	8,326	8,829
Others	12,900	23,607

Deferred liability
Intangibles, net	(48,797)	(74,975)
Unrealized gain due to valuation of investments available for sale.	(41,910)	(36,721)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs - DAC	(30,322)	(12,945)
Catastrophic insurance reserve	(9,561)	(10,062)
Leasing operations related to loans	(5,063)	(5,311)
Buildings revaluation	(2,578)	(4,664)
Others	(16,549)	(25,444)
Total	(150,280)	(172,641)

At December 31, 2017, 2016 and 2015, Credicorp and its Subsidiaries have recorded deferred income tax balance of S/33.8 million, S/42.0 million and S/30.9 million, respectively, resulting from unrealized gains and losses on available-for-sale investments and cash flow hedges.

d)	The Peruvian Tax Authority have the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú	2012 to 2017
Mibanco	2014 to 2017
Prima AFP	2013 to 2017
Pacífico Compañía de Seguros y Reaseguros	2013 to 2017
Pacífico Peruano Suiza	2013 to 2017

On December 28, 2017 and January 18, 2018, the Peruvian Tax Authority notified the initial Presentation and Requirement Letters for the examination of the income tax returns of Banco de Crédito for fiscal years 2012 and 2013, respectively.

Furthermore, in December 2017, the Peruvian tax Authority notified Prima AFP of the examination of its income tax returns for fiscal 2015.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax calculated by the subsidiaries located in said countries in the previous 8 years, 3 years and 3 years, respectively, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2009 to 2017
Credicorp Capital Colombia	2014 to 2017
Inversiones IMT S.A.	2014 to 2017

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2017 and 2016.

19	SHARE-BASED COMPENSATION PLANS

As indicated in Note 3(x), in March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

At December 31, 2017, 2016 and 2015, the Group has granted 140,812, 140,498 and 124,601, Credicorp shares, of which 276,011, 277,436 and 269,832 shares were pending delivery as of December 31, 2017, 2016 and 2015, respectively. During those years, the recorded expense amounted to approximately S/62.0 million, S/73.9 million and S/65.5 million, respectively.

20	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Contingent credits – indirect loans (b), Note 7(a)
Guarantees and standby letters	17,688,087	18,000,311
Import and export letters of credit	1,681,472	1,831,674
	19,369,559	19,831,985

Responsibilities under credit line agreements (c)	23,553,406	25,812,963
Total	42,922,965	45,644,948

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in Note 12(b).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit conceded include consumer loans and other consumer loan facilities (credit card receivables) granted to clients and are cancelable upon related notice to the customer.

21	INTEREST AND SIMILAR INCOME AND INTEREST AND SIMILAR EXPENSES

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	9,546,454	9,479,867	8,706,372
Interest on available-for-sale investments	951,981	828,004	716,786
Interest on held-to-maturity investments	234,380	190,466	136,579
Interest on trading securities	113,484	86,568	68,538
Interest on due from banks	88,359	48,626	32,818
Dividends received	52,906	51,831	55,594
Other interest and similar income	43,119	87,693	67,402
Total	11,030,683	10,773,055	9,784,089

Interest and similar expense
Interest on deposits and obligations	(1,132,041)	(1,062,751)	(859,797)
Interest on bonds and notes issued	(835,255)	(805,351)	(753,174)
Interest on due to banks and correspondents	(763,436)	(822,514)	(758,396)
Other interest and similar expense	(228,464)	(224,098)	(155,766)
Total	(2,959,196)	(2,914,714)	(2,527,133)

22	COMMISSIONS AND FEES

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services	1,251,935	1,146,082	1,128,067
Funds management	505,215	467,558	476,277
Contingent loans and foreign trade fees	279,211	260,704	214,501
Collection services	235,369	331,885	344,375
Commissions for banking services	290,855	202,863	215,478
Brokerage, securities and custody services	142,288	166,581	70,437
Others	206,535	195,888	195,056
Total	2,911,408	2,771,561	2,644,191

23	NET PREMIUMS EARNED

This item consists of the following:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	S/(000)	S/(000)	S/(000)	S/(000)%
2017
Life insurance	949,515	(108,378)	–	841,137	–
Health insurance	434,808	(13,568)	–	421,240	–
General insurance	920,595	(377,857)	3,225	545,963	0.59
Total	2,304,918	(499,803)	3,225	1,808,340	0.18

2016
Life insurance	876,315	(37,725)	–	838,590	–
Health insurance	415,152	(10,011)	188	405,329	0.05
General insurance	1,005,426	(455,850)	5,620	555,196	1.01
Total	2,296,893	(503,586)	5,808	1,799,115	0.32

2015
Life insurance	857,576	(36,971)	–	820,605	–
Health insurance	388,002	(9,186)	700	379,516	0.18
General insurance	948,177	(423,955)	9,635	533,857	1.80
Total	2,193,755	(470,112)	10,335	1,733,978	0.60

(*)	Includes the annual variation of the unearned premiums and other technical reserves.

(**)	“Premiums ceded to reinsurers, net” include:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(257,617)	(201,892)	(145,618)
Premiums ceded for facultative contracts, Note 9(b)	(263,378)	(292,555)	(331,329)
Annual variation for unearned premiums ceded reserves, Note 9(b)	21,192	(9,139)	6,835
	(499,803)	(503,586)	(470,112)

b)	Gross premiums earned by insurance type and their participation in total gross premiums are described below:

	2017		2016		2015
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	949,515	41.20	876,315	38.16	857,576	39.09
Health insurance (ii)	434,808	18.86	415,152	18.07	388,002	17.69
General insurance (iii)	920,595	39.94	1,005,426	43.77	948,177	43.22
Total	2,304,918	100.00	2,296,893	100.00	2,193,755	100.00

(i)	The breakdown of life insurance gross premiums earned is as follows:

	2017		2016		2015
	S/(000)%		S/(000)%		S/(000)%

Credit life	436,443	45.96	366,623	41.83	343,643	40.07
Group life	117,580	12.38	118,634	13.54	187,857	21.91
Disability and survival (*)	237,559	25.02	214,310	24.46	116,251	13.56
Annuities	26,093	2.75	28,799	3.29	16,853	1.96
Individual life and personal accidents	131,840	13.89	147,949	16.88	192,972	22.50
Total life insurance gross premiums	949,515	100.00	876,315	100.00	857,576	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(ii)	Health insurance gross premium includes medical assistance which amounts to S/386.3 million at December 31, 2017, (S/371.2 and S/348.8 at December 31, 2016 and 2015, respectively) and represents 88.83 percent of this line of business at 2017 (89.42 and 89.9 percent at 2016 and 2015, respectively).

(iii)	General insurance gross premiums consists of the following:

	2017		2016		2015
	S/(000)%		S/(000)%		S/(000)%

Automobile	308,910	33.56	335,790	33.39	319,130	33.66
Fire and allied lines	241,498	26.23	274,206	27.27	212,197	22.38
Theft and robbery	81,699	8.87	79,588	7.92	73,305	7.73
Technical lines (*)	62,724	6.81	70,640	7.03	74,182	7.82
Transport	46,534	5.05	51,697	5.14	61,424	6.48
Third party liability	44,536	4.84	42,968	4.27	41,815	4.41
Marine Hull	27,317	2.97	27,954	2.78	21,851	2.30
Aviation	25,185	2.74	55,149	5.49	64,380	6.79
SOAT (Mandatory automobile line)	24,573	2.67	20,830	2.07	23,608	2.49
Others	57,619	6.26	46,604	4.64	56,285	5.94
Total life insurance gross premiums	920,595	100.00	1,005,426	100.00	948,177	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

24	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 15(b)	646,026	661,108	294,557	1,601,691
Ceded claims, Note 9(b)	(79,845)	(391,263)	(12,279)	(483,387)
Net insurance claims	566,181	269,845	282,278	1,118,304

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 15(b)	618,274	351,227	274,902	1,244,403
Ceded claims, Note 9(b)	(28,128)	(106,450)	(10,920)	(145,498)
Net insurance claims	590,146	244,777	263,982	1,098,905

	2015
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims	546,645	341,470	263,438	1,151,553
Ceded claims, Note 9(b)	(26,490)	(85,109)	(8,295)	(119,894)
Net insurance claims	520,155	256,361	255,143	1,031,659

25	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Salaries	1,662,327	1,622,065	1,594,538
Vacations, medical assistance and others	361,511	316,345	309,096
Bonuses	237,192	233,163	221,654
Workers’ profit sharing	220,967	194,851	230,701
Social security	205,714	172,090	172,909
Additional Participation	188,870	200,120	160,336
Severance indemnities	132,396	130,179	123,552
Share-based payment plans	62,043	73,930	65,532
Total	3,071,020	2,942,743	2,878,318

26	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Repair and maintenance	414,784	423,219	387,222
Publicity	304,119	300,401	273,881
Taxes and contributions	259,523	270,932	249,474
Rental	230,257	226,301	214,012
Consulting and professional fees	206,224	183,751	177,145
Transport and communications	176,273	188,444	195,118
Sundry supplies	49,935	45,878	46,027
Others (*)	517,708	455,752	452,923
Total	2,158,823	2,094,678	1,995,802

(*)	The balance is made up mainly of security and protection, cleaning service, representation expenses, light and water, insurance expenses, subscription expenses, Agentes BCP commission expenses.

27	OTHER INCOME AND EXPENSES

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Other income
Income from premiums comissions and technical insurance income	127,729	136,919	133,828
Rental income	43,118	37,324	26,357
Recoveries of other accounts receivable and other assets	14,824	4,660	1,481
Net gain from sale of seized and recovered assets	2,494	1,377	4,195
Others (*)	208,518	164,180	159,805
Total other income	396,683	344,460	325,666

Other expenses
Commissions from insurance activities	277,878	272,949	231,521
Sundry technical insurance expenses	119,355	102,670	95,857
Losses due to operational risk	55,477	37,407	21,439
Expenses on improvements in building for rent	42,083	43,775	45,266
Provision for sundry risks, Note 12(d)	29,023	28,093	38,248
Provision for other accounts receivable	19,316	8,239	12,516
Administrative and tax penalties	8,387	16,374	5,581
Put option write on non-controlling interests	–	11,890	8,972
Loss from sale adjudicated assets	–	1,426	783
Others	84,028	86,252	74,189
Total other expenses	635,547	609,075	534,372

(*)	The balance mainly comprises property sales, liquidation for sale of shares of Credicorp, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products; also, collection of commission for relocation, vehicle taxes, municipal property taxes, fines and penalties to clients related to the Leasing product.

28	EARNINGS PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2017	2016	2015
	S/000	S/000	S/000

Net income attributable to equity holders of Credicorp (in thousands of soles)	4,091,753	3,514,582	3,092,303

Number of stock
Ordinary stock, Note 17(a)	94,382,317	94,382,317	94,382,317
Less – beginning balance of treasury stock	(14,915,537)	(14,903,833)	(14,894,664)
Acquisition of treasury stock, net	3,088	(8,778)	(6,877)

Weighted average number of ordinary shares for basic earnings	79,469,868	79,469,706	79,480,776
Plus - dilution effect - stock awards	220,296	143,903	128,373
Weighted average number of ordinary shares adjusted for the effect of dilution	79,690,164	79,613,609	79,609,149

Basic earnings per share (in soles)	51.49	44.23	38.91
Diluted earnings per share (in soles)	51.35	44.15	38.84

29	OPERATING SEGMENTS

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

Investment banking -

Provide investment brokerage and management to a broad and diverse clientele, including corporations, institutional investors, governments and foundations. Also the structuring, and placement of issues in the primary market, as well as the execution and negotiation of operations in the secondary market. Additionally, it structures securitization processes for companies and manages mutual funds.

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

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in the years 2017, 2016 and 2015.

(i)	The table below shows (in millions of soles) a breakdown of the Group’s total income, operating income and non-current assets; classified by location of customers and assets, respectively for the years ended December 31, 2017, 2016 and 2015:

2017	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before income tax	Income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	14,071	8,154	(1,789)	(326)	(8)	4,886	(1,266)	3,620	339	145,999	128,324
Insurance	2,474	619	–	(49)	–	353	(28)	325	59	10,988	8,409
Pension funds	392	1	–	(23)	–	206	(66)	140	10	798	243
Investment banking	791	(12)	–	(22)	7	130	(33)	97	8	12,687	11,243
Total consolidated	17,728	8,762	(1,789)	(420)	(1)	5,575	(1,393)	4,182	416	170,472	148,219

2016	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before income tax	Income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	13,059	7,890	(1,785)	(319)	(16)	4,175	(1,127)	3,048	326	142,775	125,998
Insurance	2,577	666	–	(45)	1	355	(51)	304	44	9,789	7,646
Pension funds	411	1	–	(21)	–	225	(70)	155	8	757	245
Investment banking	712	2	–	(22)	1	136	(33)	103	9	3,114	2,430
Total consolidated	16,759	8,559	(1,785)	(407)	(14)	4,891	(1,281)	3,610	387	156,435	136,319

2015	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before income tax	Income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	12,395	7,328	(1,881)	(232)	(57)	3,692	(1,032)	2,659	272	142,963	129,189
Insurance	2,439	630	–	(42)	13	424	(74)	350	144	9,059	7,270
Pension funds	403	(1)	–	(19)	–	228	(66)	162	2	766	247
Investment banking	528	2	–	(103)	–	17	(25)	(8)	7	2,692	2,047
Total consolidated	15,765	7,959	(1,881)	(396)	(44)	4,361	(1,197)	3,163	425	155,480	138,753

(ii)	The following table presents (in millions of soles) the distribution of the external revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, at December 31, 2017, 2016 and 2015:

	At December 31, 2017				At December 31, 2016				At December 31, 2015
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities

Perú	11,668	8,199	2,976	130,953	11,388	8,051	2,994	119,813	10,907	7,533	3,070	121,870
Panama	4,274	37	121	933	3,791	27	124	1,254	3,491	23	104	2,233
Cayman Islands	512	183	5	5,250	466	147	5	5,695	490	129	5	5,940
Bolivia	813	338	102	8,490	682	321	79	7,246	507	267	79	6,672
Colombia	286	10	145	1,573	264	17	172	1,396	233	12	172	1,500
United States of America	8	–	–	2	8	–	–	2	5	–	–	3
Chile	167	(5)	139	1,018	160	(4)	138	913	132	(5)	142	535
Total Consolidated total	17,728	8,762	3,488	148,219	16,759	8,559	3,512	136,319	15,765	7,959	3,572	138,753

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

30	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2017 and 2016 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The table below shows the main transactions with related parties as of December 31, 2017 and 2016:

	2017	2016
	S/000	S/000

Statement of financial situation -
Direct loans	1,468,211	1,181,648
Available-for-sale investments and trading securities	715,490	433,517
Deposits	(1,022,462)	(264,564)
Trading derivatives	(2,674)	1,074

Statement of income
Interest income related to loans – income	23,992	28,872
Interest expenses related to deposits – expense	(8,342)	(8,001)
Other income	7,247	9,098

Off balance sheet
Indirect loans	385,360	236,106

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2017, direct loans to related companies are secured by collaterals, had maturities between January 2018 and July 2028 at an annual average interest rate of 6.01 percent (at December 31, 2016 they had maturities between January 2017 and September 2026 and bore an annual average interest rate of 7.15 percent). Also, at December 31, 2017 and 2016, the Group maintains an allowance for loan losses to related parties amounting to S/7.2 million and S/6.4 million, respectively.

d)	At December 31, 2017 and 2016, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2017 and 2016, direct loans to employees, directors, key management and family members amounted to S/957.2 million and S/1,015.9 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
	S/000	S/000	S/000

Remunerations	41,211	43,177	37,255
Director’s fees	7,105	7,351	6,692
Total	48,316	50,528	43,947

Additionally, approximately S/32.1 million of stock awards vested at December 31, 2017 (S/30.1 million and S/22.3 million at December 31, 2016 and 2015, respectively). The related income tax is assumed by the Group.

f)	At December 31, 2017 and 2016 the Group holds interests in various mutual funds and hedge funds managed by certain of the Group’s Subsidiaries; those interests are classified as trading securities or available-for-sale investments.

The details of the mutual funds classified as available-for-sale are presented below:

	2017	2016
	S/000	S/000

Held-for-trading and available-for-sale investments
Mutual funds – Soles	125,056	2,741
Mutual funds – Bolivianos	77,804	88,838
Mutual funds – U.S. Dollars	40,588	38,436
Mutual funds – Colombian pesos	21,525	1,747
Mutual funds – Chilean pesos	14,267	13,501
Total	279,240	145,263

Restricted Mutual Funds	416,696	368,418

31	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IAS 39:

	At December 31, 2017							At December 31, 2016
	Financial assets and liabilities measured at fair value							Financial assets and liabilities measured at fair value
	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available for-sale	Investments held-to- maturity	Liabilities at amortized cost	Total	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available for-sale	Investments held-to- maturity	Liabilities at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	–	–	23,221,987	–	–	–	23,221,987	–	–	16,645,769	–	–	–	16,645,769
Cash collateral, reverse repurchase agreements and securities borrowings	–	–	7,480,420	–	–	–	7,480,420	–	–	10,919,624	–	–	–	10,919,624
Trading securities	4,024,737	–	–	–	–	–	4,024,737	4,015,019	–	–	–	–	–	4,015,019
Available-for-sale investments	–	–	–	24,423,891	–	–	24,423,891	–	–	–	18,685,667	–	–	18,685,667
Held-to-maturity Investments	–	–	–	–	4,413,373	–	4,413,373	–	–	–	–	5,118,420	–	5,118,420
Loans, net	–	–	95,977,277	–	–	–	95,977,277	–	–	90,561,768	–	–	–	90,561,768
Financial assets designated at fair value through profit or loss	–	537,685	–	–	–	–	537,685	–	459,099	–	–	–	–	459,099
Premiums and other policies receivable	–	–	656,829	–	–	–	656,829	–	–	643,224	–	–	–	643,224
Accounts receivable from reinsurers and coinsurers	–	–	715,695	–	–	–	715,695	–	–	454,187	–	–	–	454,187
Due from customers on acceptances	–	–	532,034	–	–	–	532,034	–	–	491,139	–	–	–	491,139
Other assets, Note 12	701,826	–	1,759,125	–	–	–	2,460,951	942,602	–	1,286,082	–	–	–	2,228,684
	4,726,563	537,685	130,343,367	24,423,891	4,413,373	–	164,444,879	4,957,621	459,099	121,001,793	18,685,667	5,118,420	–	150,222,600

Liabilities

Deposits and obligations	–	–	–	–	–	97,170,411	97,170,411	–	–	–	–	–	85,916,387	85,916,387
Payables from repurchase agreements and security lendings	–	–	–	–	–	13,415,843	13,415,843	–	–	–	–	–	15,127,999	15,127,999
Due to banks and correspondents	–	–	–	–	–	7,996,889	7,996,889	–	–	–	–	–	7,493,916	7,493,916
Banker’s acceptances outstanding	–	–	–	–	–	532,034	532,034	–	–	–	–	–	491,139	491,139
Financial liabilities at fair value through profit or loss	168,089	–	–	–	–	–	168,089	209,520	–	–	–	–	–	209,520
Accounts payable to reinsurers and coinsurers	–	–	–	–	–	235,185	235,185	–	–	–	–	–	233,892	233,892
Bonds and Notes issued	7,986,539	–	–	–	–	8,255,718	16,242,257	8,412,515	–	–	–	–	7,527,088	15,939,603
Other liabilities, Note 12	636,762	–	–	–	–	3,236,251	3,873,013	673,015	–	–	–	–	2,540,980	3,213,995
	8,791,390	–	–	–	–	130,842,331	139,633,721	9,295,050	–	–	–	–	119,331,401	128,626,451

32	FINANCIAL RISK MANAGEMENT

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

Given the Group’s activities, it has a framework for risk appetite, a corner stone of our management. Our risk management processes involve continuous identification, measurement and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk and market risk, strategic risk and insurance technical risk. Finally, we report on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Board of Directors Credicorp -

The Board of Directors is responsible for the overall risk management approach and for the approval of the levels of risk appetite that the Group is prepared to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management. On the other hand, the Board establishes an organizational culture which emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the compliance function.

Board of Group Companies –

The Board of each of the Group companies is responsible for aligning the risk management established by the Board of Credicorp with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Risk Committee -

It represents the Board of Credicorp in risk management decision-making. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to establishing principles, policies and general limits.

The Risk Committee is presided by a Board member of Credicorp, it is also consists of a second member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of Risk Management of BCP CFO.

In addition to effectively managing all the risks, the Risk Committee is supported by the following committees which report on a monthly basis all relevant changes or issues relating to the risks being managed:

Credit Risk Committee -

The Credit Risk Committee is responsible for reviewing the tolerance level of the credit risk appetite and the limits of exposure. As well as also proposing credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, it proposes the approval of any changes to the functions described above and important findings to the Risk Committee.

Treasury and ALM (Asset Liability Management) Risk Committee -

The Treasury and ALM Risk Committee is responsible for analyzing and proposing the risk appetite and exposure level of the Treasury. It also proposes the guidelines and policies for the Treasury Risk Management and ALM, within the framework of governance and organization for the integral management of market risks. Furthermore, it is responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Risk Committee.

Operational Risk Committee -

The Operational Risk Committee is responsible for reviewing the tolerance level, the appetite for operational risk and the limits of exposure. It also proposes the norms and policies for the management of operational risks and the mechanisms for the implementation of corrective actions within the governance framework. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Group’s Board of Directors of Credicorp.

The Central Risk Management is divided into the following areas:

Credit Division -

The Credit Division is responsible for ensuring the quality of the wholesale banking portfolio in accordance with the Group’s risk strategy and appetite on the basis of an efficient management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Division -

The Risk Management Division is responsible for ensuring that policies and risk management policies established by the Board of Directors are complied with and monitored. Supervise the process of risk management and coordinate the risk response with the companies of Credicorp involved in the whole process. It also has the task of informing Senior Management regarding: global exposure and by type of risk, as well as the specific exposure of each of the Group’s companies.

The Risk Management Division consists of the following units: The Operational Risk and Insurance Risk Management Department, the Credit and Corporate Management Risk Department, Market Risk Management Department, Global Risk Management, Internal Validation and Risk Management Methodology and Modelling.

Retail Banking Risk Division -

This division is responsible for ensuring the quality of the retail portfolio and the development of credit policies that are consistent with the overall guidelines and policies set by the Board of Credicorp.

Treasury Risk Management –

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of the Treasury Division with risk measurement methodologies and limits approved by the Risk Committee. Also, it is responsible for assessing the effectiveness of hedge derivatives and the valuation of investments.

(iv)	Internal Audit Division and Compliance Division -

The Internal Audit Division is in charge of monitoring on an ongoing basis the effectiveness of the risk management function of the Group, verifying compliance with laws and regulations, as well as the policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates the sufficiency and level of integration of the Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Compliance Division is responsible for ensuring applicable laws and regulations and the internal Code of Ethics are adhered to.

b)	Risk measurement and reporting systems -

Credicorp has independent databases that are subsequently integrated through corporate reports. These reports enable it to monitor at an aggregate and detailed level, the different types of risks to which each company is exposed. The system provides it the ability to comply with the needs for revision of the risk appetite requested by the above-mentioned committees and areas; as well as also complying with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls, insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

In the different subsidiaries of the Group, the respective Boards approve the risk appetite framework to define the maximum level of risk that the organization is willing to take in seeking to accomplish its strategic and financial objectives. This Risk Appetite framework is based on primary and secondary objectives:

Primary objectives are intended to preserve the strategic pillars of the organization, defined as solvency, liquidity, profit and growth, stability of results and balance structure.

Secondary objectives are intended to monitor on a qualitative and quantitative basis the various risks to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: It makes explicit the general principles and the qualitative declarations which complement the Bank’s risk strategy.

-	Metrics scorecard: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows to take over the risk-taking process within the tolerance established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government of the risk appetite process: Seeks to guarantee compliance of the framework through the different roles and responsibilities assigned to the units involved.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic, political or other conditions.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

32.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to similar risks to direct loans. Likewise, credit risk arises from derivative financial instruments showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of the management of this type of risk, Credicorp assigns impairment provisions for its loan portfolio at the date of the statement of financial position.

The Group defines the levels of credit risk assumed based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Some other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collaterize with guarantees part of the loan portfolio. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collaterals include, among others, mortgages over residential properties; liens over business assets such as plant building, inventory and accounts receivable; and liens over financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities, are generally not guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, the collateral are represented by fixed income instruments and cash.

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

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure. With respect to derivatives agreed with non-financial customers, collaterals have been granted to secure the overall amount; with respect to financial counterparties, collaterals granted are those required under the clearing provisions issued by the International Swaps and Derivatives Association Inc. (ISDA) or the local framework agreement.

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

In order to manage credit risk, as part of the Group’s risk management structure, there is a Credit Risk Management Department, the major functions of which are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, among others.

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

The Group has a Credit Division, which establishes the overall credit policies for each of the businesses in which the Group decides to take part. These credit policies are set forth based on the guidelines established by the Board of Directors and keeping in mind the statutory financial laws and regulations. The main activities are to establish the client credit standards and guidelines (evaluation, authorization and control); follow the guidelines established by the Board of Directors and General Management, as well as those established by governmental regulatory bodies; review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits; monitor credit-granting activities within the different autonomous entities, among others.

b)	The maximum exposure to credit risk at December 31, 2017 and 2016, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in note 32.7(a), 32.7(b) and the contingent credits detailed in note 20(a).

The Management is confident of its ability to continue to controlling and maintaining minimal exposure of credit risk to the Group resulting from both its loan and securities portfolio.

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring of the internal models of each of the Group companies. In Credicorp, a quantitative and qualitative analysis of each customer is carried out, its financial condition and the conditions of the market in which those customers operate; for that purpose it classifies its loan portfolio into one of five pre-defined risk categories, depending upon the degree of risk of default of each debtor.

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

•	Individually assessed allowance -

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

•	Collectively assessed allowance -

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

The subsequent recovery of written off loans decreases the amount of the provision for loan losses, in the consolidated statement of income.

The following is a summary of the direct credits classified into three important groups and their respective allowance for each of the types of loans:

(i)	Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal or potential problems;
(ii)	Past due but not impaired loans, comprising past due loans of clients classified as normal or with potential problems and
(iii)	Impaired loans, those past due loans of clients classified as substandard, doubtful or loss;

	At December 31, 2017						At December 31, 2016
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Neither past due nor impaired impaired
Normal	55,043,920	14,003,445	12,048,576	10,685,098	91,781,039	96.34%	50,984,455	13,052,249	11,292,194	11,105,796	86,434,694	96.15%
Potential problem	1,081,497	61,482	240,063	104,359	1,487,401	1.56%	1,367,997	76,585	182,425	90,498	1,717,505	1.91%

Past due but not impaired
Normal	714,511	411,309	341,422	235,324	1,702,566	1.79%	329,448	503,168	274,003	430,932	1,537,551	1.71%
Potential problem	43,041	110,241	37,861	27,119	218,262	0.23%	38,703	101,805	40,711	17,014	198,233	0.22%

Impaired
Substandard	586,112	143,241	239,035	196,930	1,165,318	1.22%	468,745	143,610	224,559	222,401	1,059,315	1.18%
Doubtful	297,712	248,215	345,397	387,220	1,278,544	1.34%	355,146	231,872	309,523	379,923	1,276,464	1.42%
Loss	688,755	474,154	675,203	293,672	2,131,784	2.24%	589,377	386,165	628,213	271,872	1,875,627	2.09%
Gross	58,455,548	15,452,087	13,927,557	11,929,722	99,764,914	104.72%	54,133,871	14,495,454	12,951,628	12,518,436	94,099,389	104.68%

Less
Allowance for loan losses	1,237,616	228,287	1,476,578	1,558,017	4,500,498	4.72%	1,026,411	193,385	1,353,168	1,634,169	4,207,133	4.68%
Total, net	57,217,932	15,223,800	12,450,979	10,371,705	95,264,416	100.00%	53,107,460	14,302,069	11,598,460	10,884,267	89,892,256	100.00%

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

At December 31, 2017, the renegotiated credits amount to approximately S/915.6 million, of which S/339.6 million are classified as not past due nor impaired, S/165.3 million as past due but not impaired and S/410.7 million as impaired but not past due (S/845.0 million, S/304.5 million, S/201.2 million and S/339.3 million, respectively, at December 31, 2016).

	At December 31, 2017					At December 31, 2016
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Impaired loans	1,572,579	865,610	1,259,635	877,822	4,575,646	1,413,268	761,647	1,162,295	874,196	4,211,406
Fair value of collateral	1,692,544	734,397	34,702	118,472	2,580,115	1,542,874	639,186	69,503	93,232	2,344,795
Allowance for loan losses	835,786	119,945	1,045,694	468,342	2,469,767	813,844	116,796	1,018,242	456,047	2,404,929

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans comprise those loans with no current indicators of delinquency and related to customers ranked as normal and with potential problems.
(ii)	Loans current but impaired, comprising those direct loans with no current indicators of delinquency but related to customers ranked as substandard, doubtful or loss.
(iii)	Loans with delays in payment of one day or more but which are not past due under our internal policies, comprising those direct loans related to customers ranked as normal, with potential problems, substandard, doubtful or loss.
(iv)	Internally overdue loans that are past due under our internal policies related to customers ranked as normal, with potential problems, substandard, doubtful or loss
(v)	The sum of items: loans with delays in payment form first day and the internal past due loans reflect the entire amount of “past due” loans in accordance with IFRS 7.

	As of December 31, 2017						As of December 31, 2016
	Current loans	Current but impaired	Loans with delays in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired	Loans with delays in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Neither past due nor impaired
Normal	91,781,038	–	–	–	91,781,038	–	86,434,694	–	–	–	86,434,694	–
Potential problems	1,487,402	–	–	–	1,487,402	–	1,717,505	–	–	–	1,717,505	–

Past due but not impaired
Normal	–	–	1,662,913	39,653	1,702,566	1,702,566	–	–	1,512,321	25,230	1,537,551	1,537,551
Potential problems	–	–	176,861	41,401	218,262	218,262	–	–	162,730	35,503	198,233	198,233

Impaired debt
Substandard	–	412,582	386,177	366,560	1,165,319	752,737	–	349,529	495,719	214,067	1,059,315	709,786
Doubtful	–	203,952	393,463	681,128	1,278,543	1,074,591	–	299,196	294,905	682,363	1,276,464	977,268
Loss	–	118,048	121,564	1,892,172	2,131,784	2,013,736	–	30,927	181,452	1,663,248	1,875,627	1,844,700
Total	93,268,440	734,582	2,740,978	3,020,914	99,764,914	5,761,892	88,152,199	679,652	2,647,127	2,620,411	94,099,389	5,267,538

The classification of loans by type of banking and maturity is as follows:

	As of December 31, 2017					As of December 31, 2016
	Current loans	Current but impaired	Loans with delay in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired	Loans with delay in payments of one day or more but not internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Commercial loans	56,125,417	211,918	790,739	1,327,475	58,455,548	51,108,503	230,366	1,317,893	1,477,109	54,133,871
Residential mortgage loans	14,064,927	185,853	693,482	507,825	15,452,087	13,266,248	193,819	626,045	409,342	14,495,454
Micro-business loans y microempresa	12,288,639	207,548	774,435	656,934	13,927,557	12,451,403	18,072	180,871	301,282	12,951,628
Consumer loans	10,789,457	129,262	482,323	528,680	11,929,722	11,326,045	237,395	522,318	432,678	12,518,436
	93,268,440	734,581	2,740,979	3,020,914	99,764,914	88,152,199	679,652	2,647,127	2,620,411	94,099,389

d)	Credit risk management on reverse repurchase agreements and security borrowings -

Most of these operations are performed by Credicorp Capital Colombia and Inversiones IMT. The Group has implemented credit limits for each counterparty and most of the transactions are collateralized with investment grade financial instruments issued by Colombian and Chilean entities and financial instruments issued by the Colombian and Chilean Governments.

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

The following table shows the analysis of the risk-rating of trading, available-for-sale and held-to-maturity investments, provided by the institutions referred to above:

	At December 31, 2017		At December 31, 2016
	S/(000)%		S/(000)%

Instruments rated in Peru:
AAA	1,254,943	3.8	1,412,290	5.1
AA- to AA+	1,313,967	4.0	1,060,347	3.8
A- to A+	6,850,118	20.9	5,483,403	19.7
BBB- to BBB+	2,279,478	7.0	1,919,853	6.9
BB- to BB+	469,679	1.4	314,913	1.1
Lower than +B	4,960	–	22,129	0.1
Unrated
BCRP certificates of deposit	10,026,038	30.5	7,066,653	25.4
Listed and unlisted securities	702,384	2.1	796,961	2.9
Restricted mutual funds	425,300	1.3	368,418	1.3
Mutual funds	167,607	0.5	50,314	0.2
Other instruments	29,181	0.1	90,407	0.3
Subtotal	23,523,655	71.6	18,585,688	66.8

	At December 31, 2017		At December 31, 2016
	S/(000)%		S/(000)%

Instruments rated abroad:
AAA	467,654	1.4	1,385,911	5.0
AA- to AA+	1,040,411	3.2	677,042	2.4
A- to A+	1,434,598	4.4	1,298,815	4.8
BBB- to BBB+	4,179,102	12.7	3,069,547	11.0
BB- to BB+	1,258,752	3.8	1,011,463	3.6
Lower than B+	19,869	0.1	148,212	0.5

Unrated:
Rated and unrated instruments	211,487	0.6	586,953	2.1
Certificates of deposit of Bolivia Central Bank	95,042	0.3	14,644	0.1
Participations of RAL funds	527,729	1.6	650,804	2.3
Mutual funds	98,911	0.3	245,730	0.9
Hedge funds	1,062	–	1,095	–
Other instruments	3,729	–	143,202	0.5
Subtotal	9,338,346	28.4	9,233,418	33.2
Total	32,862,001	100.0	27,819,106	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2017 and 2016 financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2017						2016
	Designated at fair value through profit for loss						Designated at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	2,102,330	–	21,630,506	7,925,997	–	31,658,833	2,122,662	–	18,748,155	3,419,374	–	24,290,191
Financial services	1,057,679	320,619	11,644,317	4,700,343	98,866	17,821,824	2,051,650	321,298	10,732,478	5,721,827	123,676	18,950,929
Manufacturing	23,277	29,508	14,363,997	1,529,261	13,135	15,959,178	9,886	12,026	13,952,167	1,650,833	37,965	15,662,877
Mortgage loans	–	–	14,638,363	–	–	14,638,363	–	–	13,283,126	–	–	13,283,126
Consumer loans	–	–	10,816,588	–	–	10,816,588	–	–	11,410,640	–	–	11,410,640
Micro-business loans	–	–	12,897,206	–	–	12,897,206	–	–	5,175,700	–	–	5,175,700
Commerce	52,453	45,130	11,682,985	248,396	17,950	12,046,914	35,022	3,693	14,242,421	192,136	14,765	14,488,037
Government and public administration	1,287,212	40,480	450,174	5,220,054	4,164,128	11,162,048	221,754	11,199	245,948	2,830,156	4,836,820	8,145,877
Electricity, gas and water	79,825	52,521	4,148,658	1,918,317	56,331	6,255,652	26,068	41,877	4,562,433	1,903,494	44,640	6,578,512
Community services	–	–	4,408,494	34,495	–	4,442,989	–	–	4,118,309	43,992	–	4,162,301
Communications, storage and transportation	8,285	–	3,991,424	1,182,783	34,477	5,216,969	8,043	6,659	4,122,639	983,966	35,998	5,157,305
Mining	7,728	29,249	3,031,376	329,773	–	3,398,126	40,441	32,380	2,318,702	285,571	–	2,677,094
Construction	51,812	17,820	1,790,431	400,386	9,333	2,269,782	45,030	27,033	1,910,677	387,779	9,569	2,380,088
Agriculture	3,342	–	2,272,312	5,447	–	2,281,101	14,992	–	2,222,398	5,100	–	2,242,490
Insurance	6,664	–	404,691	–	–	411,355	24,376	–	1,288,212	–	–	1,312,588
Education, health and others services	5,279	2,358	1,494,635	213,181	–	1,715,453	9,956	2,934	912,031	359,602	3,471	1,287,994
Real Estate and Leasing	10,391	–	5,306,353	77,161	–	5,393,905	17,359	–	7,115,947	244,377	–	7,377,683
Fishing	1,689	–	394,287	–	–	395,976	7,521	–	405,538	–	–	413,059
Others	28,597	–	4,976,570	638,297	19,153	5,662,617	322,861	–	4,234,272	657,460	11,516	5,226,109
Total	4,726,563	537,685	130,343,367	24,423,891	4,413,373	164,444,879	4,957,621	459,099	121,001,793	18,685,667	5,118,420	150,222,600

As of December 31, 2017 and 2016 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2017						2016
	Designated at fair value through profit for loss						Designated at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to- maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to- maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Peru	2,394,575	118,396	114,046,024	17,324,374	3,900,388	137,783,757	2,661,743	174,771	107,315,656	11,515,894	4,606,110	126,274,174
United States of America	195,955	291,295	1,757,745	3,049,957	111,122	5,406,074	235,036	223,223	1,722,387	2,986,309	82,536	5,249,491
Bolivia	13,372	–	7,516,991	1,213,397	–	8,743,760	–	–	6,992,985	885,013	–	7,877,998
Colombia	1,324,999	28,510	1,619,679	590,387	138,941	3,702,516	1,245,998	–	1,157,154	780,468	150,667	3,334,287
Panama	4,909	–	498,512	48,531	–	551,952	65	–	660,191	65,767	–	726,023
Chile	411,276	22,154	1,906,346	379,465	72,004	2,791,245	342,613	29,315	1,597,426	838,702	69,839	2,877,895
Brazil	22,476	–	193,120	44,062	111,168	370,826	–	–	283,056	98,022	121,794	502,872
México	19,570	30,148	80,844	329,679	70,072	530,313	–	7,654	83,792	334,116	77,423	502,985
Canada	14,804	–	39,477	74,533	–	128,814	5,819	–	28,295	72,102	–	106,216
Europe:
United Kingdom	231,336	–	112,869	172,932	3,132	520,269	364,433	–	111,019	129,960	3,218	608,630
Others in Europe	2,215	–	131,983	269,958	–	404,156	1,605	–	133,373	154,668	–	289,646
France	90,845	–	12,883	48,649	1,639	154,016	98,556	–	23,465	74,734	1,708	198,463
Spain	–	–	204,100	5,048	3,269	212,417	–	–	205,334	6,119	3,414	214,867
Switzerland	231	–	89,718	47,027	–	136,976	–	–	171,335	36,065	–	207,400
The Netherlands	–	–	–	54,251	–	54,251	–	–	–	56,136	–	56,136
Others	–	47,182	2,133,076	771,641	1,638	2,953,537	1,753	24,136	516,325	651,592	1,711	1,195,517
Total	4,726,563	537,685	130,343,367	24,423,891	4,413,373	164,444,879	4,957,621	459,099	121,001,793	18,685,667	5,118,420	150,222,600

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial statements, irrespective of whether they are offset in the statement of financial position.

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

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2017
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial positions	Net of financial assets presented in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Receivables from derivatives	701,826	–	701,826	(86,292)	(80,140)	535,394
Cash collateral, reverse repurchase agreements and securities borrowings	7,480,420	–	7,480,420	(19,485)	(6,660,170)	800,765
Available-for-sale and held-to-maturity investments pledged as collateral	5,278,763	–	5,278,763	(4,387,330)	–	891,433
Total	13,461,009	–	13,461,009	(4,493,107)	(6,740,310)	2,227,592

	As of December 31, 2016
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial positions	Net of financial assets presented in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Receivables from derivatives	942,602	–	942,602	(416,084)	(30,573)	495,945
Cash collateral, reverse repurchase agreements and securities borrowings	10,919,624	–	10,919,624	(2,022,625)	(7,642,111)	1,254,888
Available-for-sale and held-to-maturity investments pledged as collateral	3,849,558	–	3,849,558	(3,719,047)	–	130,511
Total	15,711,784	–	15,711,784	(6,157,756)	(7,672,684)	1,881,344

Financial liabilities subject to offsetting, enforceable master agreements for offsetting and similar agreements:

	As of December 31, 2017
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts recognized financial liabilities	Gross amounts of recognized liabilities and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statements of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables from derivatives	636,762	–	636,762	(86,292)	(149,846)	400,624
Payables from repurchase agreements and security lendings	13,415,843	–	13,415,843	(5,900,903)	(6,962,421)	552,519
Total	14,052,605	–	14,052,605	(5,987,195)	(7,112,267)	953,143

	As of December 31, 2016
				Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts recognized financial liabilities	Gross amounts of recognized liabilities and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statements of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables from derivatives	673,015	–	673,015	(416,084)	(175,788)	81,143
Payables from repurchase agreements and security lendings	15,127,999	–	15,127,999	(4,476,984)	(10,621,045)	29,970
Total	15,801,014	–	15,801,014	(4,893,068)	(10,796,833)	111,113

The gross amounts of financial assets and liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following basis:

•	Derivative assets and liabilities are measured at fair value.
•	Cash collateral and reverse repurchase agreements and security borrowing and payables from repurchase agreements and security lendings are measured at amortized cost.
•	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 12(b)), cash collateral and reverse repurchase agreement and security borrowing and payables from repurchase agreements and security and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

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

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically-based estimate of the maximum potential loss on the current portfolio from adverse market movements.

The VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution identical and independent; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of past movements has been based on historical one-year data and 124 market risk factors, which are composed as follows: 25 market curves, 78 stock prices, 12 mutual funds values, 1 volatility series and 8 survival probability curves. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Management of the Group believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury and ALM Risk Committee, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Credicorp Treasury Risks and ALM Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 32.2 (b)(ii).

The consolidated VaR showed a reduction during the year 2017, due to a lower exposure to the rate risk and price factor, as a result of the reduction in the positions of fixed income, variable income and swaps. The VaR was maintained within the risk appetite limits approved by the Risk Committee of each company of the group, as well as by the Corporate Risk Committee.

As of December 31, 2017 and 2016 the Group’s VaR by type of asset is as follows:

	2017	2016
	S/(000)	S/(000)

Equity investments	2,757	9,624
Debt investments	4,504	19,371
Swaps	7,661	13,045
Forwards	2,111	2,470
Options	251	1,160
Diversification effect	(9,884)	(19,748)
Consolidated VaR by type of asset	7,400	25,922

As of December 31, 2017 and 2016, the Group’s VaR by risk type is as follows:

	2017	2016
	S/(000)	S/(000)

Interest rate risk	7,836	22,553
Price risk	2,759	9,623
Volatility risk	–	319
Diversification effect	(3,195)	(6,573)
Consolidated VaR by type of risk	7,400	25,922

b)	ALM Book -

Non-trading portfolios which comprise the Banking Book are exposed to different sensitivities that can bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of its net worth.

(i)	Interest rate risk -

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (Net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap -

The repricing gap analysis is intended to measure the interest rate risk exposure when the bank’s interest-sensitive liabilities exceed its interest-sensitive assets. By this analysis, management can identify the tranches in which the interest rate variations may have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	At December 31, 2017
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/(000)
Assets
Cash and due from banks, Cash collateral, reverse repurchase agreements and securities borrowings	11,473,580	1,859,361	4,638,314	6,222,420	79,788	6,428,944	30,702,407
Investments	1,642,823	3,789,292	4,013,113	6,208,053	11,072,700	2,111,283	28,837,264
Loans, net	12,192,582	15,509,563	23,933,640	32,989,209	12,108,217	(755,934)	95,977,277
Financial assets designated at fair value through profit or loss	–	–	–	–	–	537,685	537,685
Premiums and other policies Accounts receivable	626,392	22,088	6,500	1,849	–	–	656,829
Accounts receivable from reinsurers and coinsurers	163,425	309,669	208,531	34,070	–	–	715,695
Other assets (*)	180,725	24,927	9,736	5,946	577,129	8,221,926	9,020,389
Total assets	26,279,527	21,514,900	32,809,834	45,461,547	23,837,834	16,543,904	166,447,546

Liabilities
Deposits and obligations	26,156,669	9,513,156	17,056,114	36,200,975	6,213,829	2,029,668	97,170,411
Payables from repurchase agreements, security lending and due to banks and correspondents and banker’s acceptances outstanding	4,070,558	1,949,926	6,931,824	6,056,395	2,153,396	250,633	21,412,732
Accounts payable to reinsurers	51,814	141,708	31,726	9,937	–	–	235,185
Technical, insurance claims reserves and reserves for unearned premiums	200,307	118,642	443,141	1,918,617	3,922,902	840,151	7,443,760
Financial liabilities at fair value through profit or loss	–	–	–	–	–	168,089	168,089
Bonds and notes issued	791,247	1,656	395,125	11,998,887	2,973,831	81,511	16,242,257
Other liabilities (**)	155,851	211,103	2,434	–	–	5,176,758	5,546,146
Equity	–	–	–	–	–	22,253,703	22,253,703
Total liabilities and equity	31,426,446	11,936,191	24,860,364	56,184,811	15,263,958	30,800,513	170,472,283

Off-balance-sheet accounts
Derivative financial assets	1,397,860	2,023,671	426,309	6,993,576	2,393,197	–	13,234,613
Derivative financial liabilities	4,153,574	4,460,947	181,534	3,944,123	494,435	–	13,234,613
	(2,755,714)	(2,437,276)	244,775	3,049,453	1,898,762	–	–
Marginal gap	(7,902,633)	7,141,433	8,194,245	(7,673,811)	10,472,638	(14,256,609)	(4,024,737)
Accumulated gap	(7,902,633)	(761,200)	7,433,045	(240,766)	10,231,872	(4,024,737)	–

(*)	Includes property, furniture and equipment, net, intangible and goodwill, net, due from customers on acceptances and other assets.
(**)	Includes banker’s acceptances outstanding and other liabilities.

Investments accounted for at fair value through profit or loss and trading derivatives are not taken into account, due to the fact that these instrument are part of the trading book and the Value at Risk methodology is used to measure their market risks.

	At December 31, 2016
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000	S/000
Assets
Cash and due from banks, Cash collateral, reverse repurchase agreements and securities borrowings	7,467,818	1,845,264	3,709,882	9,890,459	109,340	4,542,630	27,565,393
Investments	1,574,831	465,421	3,913,328	6,261,652	8,908,298	2,680,557	23,804,087
Loans, net	10,525,263	16,135,337	22,739,878	30,353,995	11,170,586	(363,291)	90,561,768
Financial assets designated at fair value through profit or loss	–	–	–	–	–	459,099	459,099
Premiums and other policies Accounts receivable	623,005	16,533	2,898	788	–	–	643,224
Accounts receivable from reinsurers and coinsurers	110,263	202,610	120,159	21,155	–	–	454,187
Other assets (*)	373,946	5,590	12,537	7,024	–	8,533,348	8,932,445
Total assets	20,675,126	18,670,755	30,498,682	46,535,073	20,188,224	15,852,343	152,420,203

Liabilities
Deposits and obligations	22,908,852	8,273,520	15,162,216	32,654,763	4,970,689	1,946,347	85,916,387
Payables from repurchase agreements, security lending and due to banks and correspondents to banks and correspondents	2,765,720	2,031,097	5,747,611	10,146,210	1,825,048	106,229	22,621,915
Accounts payable to reinsurers	32,963	158,957	36,633	5,339	–	–	233,892
Technical, insurance claims reserves and reserves for unearned premiums	185,671	104,065	396,609	1,730,011	3,637,198	732,635	6,786,189
Financial liabilities at fair value through profit or loss	–	–	–	–	–	209,520	209,520
Bonds and notes issued	52,366	40,792	639,238	8,492,272	6,226,773	488,162	15,939,603
Other liabilities (**)	446,131	1,577	218,539	190,300	–	3,754,658	4,611,205
Equity	–	–	–	–	–	20,116,511	20,116,511
Total liabilities and equity	26,391,703	10,610,008	22,200,846	53,218,895	16,659,708	27,354,062	156,435,222

Off-balance-sheet accounts
Derivative financial assets	461,724	2,118,173	498,864	5,738,651	3,961,574	–	12,778,986
Derivative financial liabilities	1,682,988	4,308,673	2,609,747	3,461,322	716,256	–	12,778,986
	(1,221,264)	(2,190,500)	(2,110,883)	2,277,329	3,245,318	–	–
Marginal gap	(6,937,841)	5,870,247	6,186,953	(4,406,493)	6,773,834	(11,501,719)	(4,015,019)
Accumulated gap	(6,937,841)	(1,067,594)	5,119,359	712,866	7,486,700	(4,015,019)	–

(*)	Includes property, furniture and equipment, net, intangible and goodwill, net, due from customers on acceptances and other assets.
(**)	Includes banker’s acceptances outstanding and other liabilities.

Investments accounted for at fair value through profit or loss and trading derivatives are not taken into account, due to the fact that these instruments are part of the trading book and the Value at Risk methodology is used to measure their market risks.

Sensitivity to changes in interest rates –

The sensitivity analysis of a reasonable possible change in interest rates on the Banking Book comprises an assessment of the sensibility of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net book value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2017 and 2016, including the effect of derivative instruments. The sensitivity of Net Economic Value is calculated by revaluing interest rate from available-for-sale fixed income and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivative instruments designated as cash flow hedges. In managing the interest rate risk, no distinction is made by accounting category of the investments comprising the Banking Book, including instruments classified as available for sales and held to maturity investments.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2017 and 2016 are shown below:

	At December 31, 2017
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of economic value
			S/(000)		S/(000)
At December 31, 2017
Soles	+/-	50	-/+	1,451	-/+	354,899
Soles	+/-	75	-/+	2,176	-/+	532,348
Soles	+/-	100	-/+	2,901	-/+	709,798
Soles	+/-	150	-/+	4,352	-/+	1,064,696
U.S. Dollar	+/-	50	+/-	8,068	-/+	129,876
U.S. Dollar	+/-	75	+/-	12,103	-/+	194,813
U.S. Dollar	+/-	100	+/-	16,137	-/+	259,751
U.S. Dollar	+/-	150	+/-	24,205	-/+	389,627

	At December 31, 2016
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of economic value
			S/(000)		S/(000)
At December 31, 2016
Soles	+/-	50	-/+	8,851	-/+	285,263
Soles	+/-	75	-/+	13,276	-/+	427,895
Soles	+/-	100	-/+	17,701	-/+	570,526
Soles	+/-	150	-/+	26,552	-/+	855,790
U.S. Dollar	+/-	50	+/-	12,613	+/-	146,292
U.S. Dollar	+/-	75	+/-	18,919	+/-	219,438
U.S. Dollar	+/-	100	+/-	25,226	+/-	292,584
U.S. Dollar	+/-	150	+/-	37,838	+/-	438,876

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

Available-for-sale investments in equity securities, mutual funds and hedge funds are not considered as part of the investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the effect on expected unrealized gain or loss in comprehensive income, before income tax, as of December 31, 2017 and 2016 is presented below.

Market price sensitivity	Change in market prices	2017	2016
	%	S/(000)	S/(000)

Equity securities	+/-10	81,664	130,750
Equity securities	+/-25	204,161	326,875
Equity securities	+/-30	244,993	392,250
Mutual funds	+/-10	40,937	29,234
Mutual funds	+/-25	102,343	73,085
Mutual funds	+/-30	122,811	87,701
Hedge funds	+/-10	106	110
Hedge funds	+/-25	266	274
Hedge funds	+/-30	319	329

(ii)	Foreign exchange risk -

The Group is exposed to foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.

At December 31, 2017, the free market exchange rate for buying and selling transactions for each United Stated Dollar, the main foreign currency held by the Group, was S/3.241 (S/3.356 at December 31, 2016).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2017 and 2016, the Group’s assets and liabilities by currencies were as follows:

	At December 31, 2017				At December 31, 2016
	Soles	U.S. Dollar	Other currencies	Total	Soles	U.S. Dollar	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	3,149,300	18,578,798	1,493,889	23,221,987	2,675,238	12,131,203	1,839,328	16,645,769
Cash collateral, reverse repurchase agreements and securities borrowings	119,976	6,915,937	444,507	7,480,420	4,021	10,621,045	294,558	10,919,624
Trading securities	2,222,061	209,543	1,593,133	4,024,737	2,433,444	172,999	1,408,576	4,015,019
Available-for-sale investments	13,804,121	7,697,970	810,517	22,312,608	8,326,735	7,301,306	367,248	15,995,289
Held-to-maturity investments	3,453,790	959,583	–	4,413,373	4,102,739	1,015,681	–	5,118,420
Loans, net	56,226,385	33,580,636	6,170,256	95,977,277	53,118,275	32,215,401	5,228,092	90,561,768
Financial assets at fair value through profit or loss	48,454	489,231	–	537,685	85,333	373,766	–	459,099
Other assets	1,219,985	2,268,659	876,864	4,365,508	1,456,407	1,993,385	538,039	3,987,831
Total	80,244,072	70,700,357	11,389,166	162,333,595	72,202,192	65,824,786	9,675,841	147,702,819

Monetary liabilities
Deposits and obligations	(43,334,026)	(45,875,469)	(7,960,916)	(97,170,411)	(37,468,123)	(41,514,198)	(6,934,066)	(85,916,387)
Payables from repurchase agreements and security Lendings	(10,155,790)	(1,582,783)	(1,677,270)	(13,415,843)	(12,522,337)	(1,313,163)	(1,292,499)	(15,127,999)
Due to bank and correspondents	(3,229,753)	(4,463,659)	(303,477)	(7,996,889)	(2,630,256)	(4,644,838)	(218,822)	(7,493,916)
Financial liabilities at fair value through profit or loss	(3,094)	(26,057)	(138,938)	(168,089)	–	(6,052)	(203,468)	(209,520)
Insurance claims reserves and technical reserves and unearned premiums	(3,632,896)	(3,809,742)	(1,122)	(7,443,760)	(3,134,680)	(3,650,466)	(1,043)	(6,786,189)
Bonds and Notes issued	(3,869,494)	(12,271,451)	(101,312)	(16,242,257)	(2,544,031)	(13,291,371)	(104,201)	(15,939,603)
Other liabilities	(2,737,797)	(2,030,093)	(1,013,441)	(5,781,331)	(2,434,407)	(1,492,911)	(917,779)	(4,845,097)
Total	(66,962,850)	(70,059,254)	(11,196,476)	(148,218,580)	(60,733,834)	(65,912,999)	(9,671,878)	(136,318,711)
	13,281,222	641,103	192,690	14,115,015	11,468,358	(88,213)	3,963	11,384,108

Forwards position, net	859,439	(824,434)	(19,186)	15,819	508,304	(529,352)	(93,844)	(114,892)
Currency swaps position, net	370,697	(371,301)	3,776	3,172	245,063	(245,098)	35	–
Cross currency swaps position, net	(1,725,567)	1,814,960	(92,565)	(3,172)	(1,340,985)	1,433,012	(92,027)	–
Options, net	60,704	(60,704)	–	–	(86,059)	86,059	–	–
Net monetary position	12,846,495	1,199,624	84,715	14,130,834	10,794,681	656,408	(181,873)	11,269,216

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in soles. (since 2014 considering its change in functional currency, before it was measured in U.S. Dollars), so if the net foreign exchange position (U.S. Dollar) is an asset, any depreciation of soles with respect to this currency would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-soles positions (net long position) less the sum of its negative open non-soles positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2017 and 2016 in its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	2017	2016
	%	S/(000)	S/(000)

Depreciation -
U.S. Dollar	5	(57,125)	(31,257)
U.S. Dollar	10	(109,057)	(59,673)

Appreciation -
U.S. Dollar	5	63,138	34,548
U.S. Dollar	10	133,292	72,934

32.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its payment obligations associated with its short-term financial liabilities when they fall due and to replace funds when they are withdrawn. The consequence may be the failure to meet obligations to repay depositors, fulfill commitments to lend or meet other operating cash needs.

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

The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors in assessing the liquidity of the Group.

A mismatch, in the maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt service. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking:

Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario; the latter works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and ALM of the respective subsidiary.

Insurance:

Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly “Pacífico Seguros”, the emphasis of liquidity is focused on the quick availability or resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, a methodology of Credicorp.

AFPs:

Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital (Credicorp Capital Colombia, IM Trust y Credicorp Capital Perú) principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as matching maturities by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2017						As of December 31, 2016
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	32,069,384	23,845,192	39,885,238	60,073,343	36,536,832	192,409,989	26,177,608	19,909,373	38,171,817	62,824,369	36,406,209	183,489,376

Financial liabilities by type -
Deposits and obligations	28,360,646	10,523,572	18,803,383	34,738,531	8,662,213	101,088,345	24,982,659	8,678,312	16,056,899	33,487,729	6,077,167	89,282,766
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	3,658,434	1,801,493	6,363,038	6,597,765	6,352,357	24,773,087	3,015,441	2,014,116	5,572,115	10,581,827	5,101,938	26,285,437
Accounts payable to reinsurers and and coinsurers	51,426	140,648	31,489	9,862	–	233,425	38,678	157,686	35,453	5,166	–	236,983
Financial liabilities designated at fair value through profit or loss	168,089	–	–	–	–	168,089	209,520	–	–	–	–	209,520
Bonds and Notes issued	833,517	130,988	1,059,795	13,471,851	2,905,297	18,401,448	125,777	176,115	1,290,997	10,292,536	6,094,298	17,979,723
Other liabilities	1,997,270	293,864	298,986	5,310	1,341,955	3,937,385	3,941,629	133,844	200,758	4,749	8,305	4,289,285
Total liabilities	35,069,382	12,890,565	26,556,691	54,823,319	19,261,822	148,601,779	32,313,704	11,160,073	23,156,222	54,372,007	17,281,708	138,283,714

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	150,149	123,114	464,466	1,770,499	790,843	3,299,071	576,992	150,223	550,989	1,765,538	522,802	3,566,544
Contractual amounts payable (outflows)	1,117,375	362,073	628,800	1,791,667	862,514	4,762,429	301,709	305,279	588,079	1,714,861	552,438	3,462,366
Total liabilities	(967,226)	(238,959)	(164,334)	(21,168)	(71,671)	(1,463,358)	275,283	(155,056)	(37,090)	50,677	(29,636)	104,178

32.4       Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk.

Operational Risks are grouped into internal fraud, external fraud, labor relations and job security, relations with clients, business products and practices, Damages to material assets, business and systems interruption, and Failures in process execution.

One of the Group’s pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. The group uses a decentralized management and a model based on the lines of defense (3LD in Spanish acronym)

32.5       Risk of the insurance activity -

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

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, Note 15(c).

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

Most of these risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography. Furthermore, strict claim review policies to assess all new and ongoing claims, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity –

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation at maturity.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, determining whether the need exists to establish an allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

32.6       Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

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

As of December 31, 2017 and 2016, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/21,723.0 million and S/21,174.7 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/3,710.3 million the minimum regulatory capital required as of December 31, 2017 (approximately S/3,915.7 million as of December 31, 2016).

32.7   Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		As of December 31, 2017				As of December 31, 2016
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Financial assets
Derivative financial instruments:
Forward foreign exchange contracts		–	62,353	–	62,353	–	73,722	–	73,722
Interest rate swaps		–	228,461	–	228,461	–	310,221	–	310,221
Cross currency swaps		–	75,944	–	75,944	–	108,241	–	108,241
Currency swaps		–	332,376	–	332,376	–	428,928	–	428,928
Foreign exchange options		–	2,692	–	2,692	–	21,490	–	21,490
	12(b)	–	701,826	–	701,826	–	942,602	–	942,602

Trading securities		1,611,952	2,410,315	2,470	4,024,737	843,939	3,162,322	8,758	4,015,019
Financial assets at fair value through profit or loss	8	484,930	52,755	–	537,685	377,552	79,988	1,559	459,099

Available-for-sale investments:
Debt instruments
Certificates of deposit BCRP		–	7,923,706	–	7,923,706	–	4,802,608	–	4,802,608
Corporate bonds, leases and subordinate		3,988,785	4,489,275	1,461	8,479,521	3,830,740	4,209,173	109,493	8,149,406
Government treasury bonds		4,074,302	658,461	–	4,732,763	1,688,930	558,693	–	2,247,623
Mutual funds		745,546	–	79,533	825,079	55,052	466,574	139,140	660,766
Other instruments		105,787	1,002,557	537,065	1,645,409	26,571	804,192	36,613	867,376
Equity instruments		317,020	417,703	82,690	817,413	1,197,358	665,158	95,372	1,957,888
	6(a)	9,231,440	14,491,702	700,749	24,423,891	6,798,651	11,506,398	380,618	18,685,667

Total financial assets		11,328,322	17,656,598	703,219	29,688,139	8,020,142	15,691,310	390,935	24,102,387

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		–	94,785	–	94,785	–	60,572	–	60,572
Forward foreign exchange contracts		–	56,869	–	56,869	–	55,437	–	55,437
Cross currency swaps		–	134,349	–	134,349	–	49,329	–	49,329
Currency swaps		–	349,779	–	349,779	–	490,475	–	490,475
Foreign exchange options		–	980	–	980	–	17,202	–	17,202
	12(b)	–	636,762	–	636,762	–	673,015	–	673,015

Bonds and Notes issued at fair value		–	7,986,539	–	7,986,539	–	8,412,515	–	8,412,515
Financial liabilities at fair value through profit or loss		–	168,089	–	168,089	–	209,520	–	209,520
Total financial liabilities		–	8,791,390	–	8,791,390	–	9,295,050	–	9,295,050

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

Financial instruments included in the Level 2 category are those that are measured on the basis of observable market factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

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

As of December 31, 2017, the balance of receivables and payables corresponding to derivatives amounted to S/701.8 million and S/636.8 million, respectively, See Note 12(b), generating DVA and CVA adjustments for approximately S/12.6 million and S/16.3 million, respectively. The net impact of both items in the consolidated statement of income amounted to S/1.4 million. As of December 31, 2016, the balance of receivables and payables corresponding to derivatives amounted to S/942.6 million and S/673.0 million, respectively, See Note 12(b), generating DVA and CVA adjustments for approximately S/8.0 million and S/15.0 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/9.3 million.

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

BCRP certificates of deposit (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase agreements transactions of securities with the BCRP. During 2017, the average daily placement of (CD BCRP) was S/205.0 million, with maturities between 1 and 18 months.

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

As of December 31, 2017 and 2016, the net unrealized gain of Level 3 financial instruments amounted to S/39.1 million and S/40.6 million, respectively. During 2017 and 2016, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa. Also, there have been no transfers between Level 1 and Level 2.

b)	Financial instruments not measured at fair value -

Set out below is the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	As of December 31, 2017					As of December 31, 2016
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Assets
Cash and due from banks	–	23,221,987	–	23,221,987	23,221,987	–	16,645,769	–	16,645,769	16,645,769
Cash collateral, reverse repurchase	–	7,480,420	–	7,480,420	7,480,420	–	10,919,624	–	10,919,624	10,919,624
Held-to-maturity investments	4,088,520	561,562	–	4,650,082	4,413,373	5,215,704	–	–	5,215,704	5,118,420
Loans, net	–	115,346,836	–	115,346,836	115,346,836	–	110,137,973	–	110,137,973	110,393,753
Premiums and other policies receivable	–	656,829	–	656,829	656,829	–	643,224	–	643,224	643,224
Accounts receivable from reinsurers and coinsurers	–	715,695	–	715,695	715,695	–	454,187	–	454,187	454,187
Bank acceptances	–	532,034	–	532,034	532,034	–	491,139	–	491,139	491,139
Other assets	–	1,759,125	–	1,759,125	1,759,125	–	1,286,082	–	1,286,082	1,286,082
Total	4,088,520	150,274,488	–	154,363,008	154,126,299	5,215,704	140,577,998	–	145,793,702	145,952,198

Liabilities
Deposits and obligations	–	97,170,411	–	97,170,411	97,170,411	–	85,916,387	–	85,916,387	85,916,387
Payables from repurchase agreements	–	13,415,843	–	13,415,843	13,415,843	–	15,127,999	–	15,127,999	15,127,999
Due to Banks and correspondents and other entities	–	8,034,990	–	8,034,990	7,996,889	–	7,615,935	–	7,615,935	7,493,916
Bank acceptances	–	532,034	–	532,034	532,034	–	491,139	–	491,139	491,139
Payable to reinsurers and coinsurers	–	235,185	–	235,185	235,185	–	233,892	–	233,892	233,892
Bond and Notes issued	–	8,830,070	–	8,830,070	8,255,718	–	8,137,945	–	8,137,945	7,527,088
Other liabilities	–	3,270,714	–	3,270,714	3,270,714	–	2,540,980	–	2,540,980	2,540,980
Total	–	131,489,247	–	131,489,247	130,876,794	–	120,064,277	–	120,064,277	119,331,401

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2017 and 2016, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

32.8  Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2017 and 2016, the assigned value of the financial assets under administration off the balance sheet (in millions of soles) is as follows:

	2017	2016

Pension funds	48,868	42,871
Investment funds	37,567	51,484
Equity managed	12,874	12,417
Bank trusts	3,435	3,482
Total	102,744	110,254

33	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies –

(i)	Madoff Trustee Litigations -

On September 22, 2011, the Trustee for the liquidations of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated state of Bernard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/388.9 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited Fund in Liquidation (hereafter “Fairfield”), a fund that invested in BLMIS.

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

On July 7, 2014, the District Court of New York issued an opinion indicating that the Bankruptcy Laws of the United States are not applicable extraterritorially to permit the recovery of subsequent transfers made outside of the United States, between foreign entities. Furthermore, the District Court returned the case to the Bankruptcy Court, which, on November 22, 2016, issued a verdict establishing that certain subsequent transfers made overseas could not be recovered under the Bankruptcy Laws of the United States and rejected the demands presented by the Trustee of Madoff against the foreign entities; among them, the ASB. On March 16, 2017, the Trustee appealed this decision, additionally seeking that the appeal be heard be heard before the Second Circuit of the Court of Appeal of the United States. On September 27, 2017, the Court of Appeals admitted the hearing of the Trustee’s appeal directly before said Court. On January 10, 2018, the Trustee presented to the Court the written arguments that support his appeal.

Management believes that ASB has valid defense arguments against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulting in a net loss in the funds that ASB managed on behalf of its clients for approximately US$78.0 million (equivalent to approximately S/252.8 million) as of December, 2008.

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

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by consent of the parties, the Bankruptcy Court decreed the suspension of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in the light of the pending litigation in the British Virgin Island courts (BVI litigation) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry. This suspension has been lifted, and on September 18, 2016, the Fairfield Liquidator filed a New Complaint (the modified original Complaint) against ASB. On January 13, 2017, ASB has presented, together with other defendants, a procedural motion/defense for the Complaint to be dismissed. On January 25, 2018, a hearing was held in which the parties have orally presented their arguments in support of each of their positions

Management considers that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

34	SUBSEQUENT EVENT

i)	Changes in the organization of Credicorp’s companies

In order to optimize the management of the Companies of the Credicorp Group, at the Board of Directors’ of Credicorp held on December 20, 2017, it was agreed to organize the Credicorp companies in four business lines:

-	Universal Banking, made up of BCP and BCP Bolivia.
-	Insurance and Pensions, made up of Pacífico Compañía de Seguros y Reaseguros and Prima AFP.
-	Microfinance, made up of Mibanco and Edyficar.
-	Investment Banking & Wealth Management, made up of Credicorp Capital Ltd., the Wealth Management team and ASB.

Likewise, Mr. Gianfranco Ferrari was appointed Chief Executive Officer of BCP, replacing Mr. Walter Bayly; and Mr. Walter Bayly was appointed Chief Executive Officer of Credicorp Ltd., replacing Mr. Dionisio Romero.

These changes have been effective as of April 1, 2018.

ii)	Acquisition of the non-controlling interest of Mibanco

On April 18, 2018, Grupo Crédito and BCP acquired the 3.23 percent and 0.06 percent interest held by the minority shareholders of Mibanco, respectively, for approximately S/129.0 million and 2.4 million, respectively. After that, Grupo Crédito and BCP came to have 4.99 percent and 93.66 percent of the capital stock of Mibanco, respectively.

These non-controlling interest acquisitions were recorded as an equity transaction.